Form 20-F
period 2016-03-31
Alibaba Group Holding Ltd
filed 2016-05-24
CIK 1577552

Use these links to rapidly review the document

ALIBABA GROUP HOLDING LIMITED INDEX TO FINANCIAL STATEMENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended March 31, 2016
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

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
Ordinary Shares, par value US$0.000025 per share
American Depositary Shares, each representing one Ordinary Share	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 2,473,927,859 Ordinary Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☒ Yes    ☐ No

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

☒ Yes    ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

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

  •
  "Alipay annual active users" are to Alipay user accounts with one or more successful transactions during the past twelve months;

  •
  "Ant Financial Services" are to Zhejiang Ant Small and Micro Financial Services Group Co., Ltd. (formerly referred to as Small and Micro Financial Services Company), a company organized under the laws of the PRC;

  •
  "Cainiao Network" are to Cainiao Smart Logistics Network Limited, an affiliate in which we own approximately 47% equity interest as of March 31, 2016, together with its subsidiaries, including Cainiao Network Technology Co., Ltd.;

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

  •
  "GMV" are to the value of confirmed orders of products and services on our marketplaces, regardless of how, or whether, the buyer and seller settle the transaction. Unless otherwise stated, GMV in reference to our marketplaces includes only GMV transacted on our China retail marketplaces. GMV generated from traffic through Juhuasuan is recorded as either Taobao Marketplace GMV or Tmall GMV depending on which of these two marketplaces the transaction is completed. Our calculation of GMV for our China retail marketplaces includes shipping charges paid by buyers to sellers. As a prudential matter aimed at eliminating any influence on our GMV of potentially fraudulent transactions, we exclude from our calculation of GMV transactions in certain product categories over certain amounts and transactions by buyers in certain product categories over a certain amount per day. The translation of annual GMV in RMB for the year ended March 31, 2016 into U.S. dollar amount represents the sum of GMV in U.S. dollars reported for the quarters ended June 30, September 30, and December 31, 2015 and March 31, 2016, each converted from the RMB amounts at the exchange rate as of the end of each relevant quarter;

  •
  "ISVs" are to independent software vendors;

  •
  "mobile GMV" are to that portion of GMV generated by orders that were confirmed using a mobile app or mobile browser;

  •
  "mobile MAUs" in a given month are to the number of unique mobile devices that were used to visit or access certain of our mobile applications at least once during that month;

  •
  "mobile monetization rate" are to mobile revenue from China commerce retail expressed as a percentage of mobile GMV for a given period;

  •
  "mobile revenue" are to that portion of revenue generated by online marketing services delivered on a mobile app or mobile browser, and commissions on mobile GMV settled through Alipay with merchants, as captured by our online auction system, real-time bidding system and other settlement systems;

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

  •
  "SoftBank" are to SoftBank Group Corp. (formerly known as SoftBank Corp. before July 2, 2015), SBBM Corporation and SB China Holdings Pte Ltd., collectively;

  •
  "tier 1 and tier 2 cities" are to 28 cities in China, as categorized by AliResearch, our research division. Based on national divisions of administrative areas in China as of the end of 2014, AliResearch categorizes over 2,200 cities, city-level regions and counties in China into six tiers, based on online shopping potential composite index, which takes into account GDP, population, retail sales of consumer goods, household disposable income, and number of Internet users;

  •
  "variable interest entities" are to our variable interest entities that are 100% owned by PRC citizens or by PRC entities owned by PRC citizens, where applicable, that hold the Internet content provider licenses, or ICP licenses, or other business operation licenses or approvals, and generally operate the various websites for our Internet businesses or other businesses in which foreign investment is restricted or prohibited, and are consolidated into our consolidated financial statements in accordance with U.S. GAAP as if they were our wholly-owned subsidiaries;

  •
  "we," "us," "our company" and "our" are to Alibaba Group Holding Limited and its consolidated subsidiaries and its affiliated consolidated entities, including our variable interest entities and their subsidiaries;

  •
  "wholesale marketplaces" are to 1688.com and Alibaba.com, collectively;

  •
  "Yahoo" are to Yahoo! Inc. and Aabaco Holdings Hong Kong Limited (formerly known as Yahoo! Hong Kong Holdings Limited), collectively; and

  •
  "US$," "dollars" and "U.S. dollars" are to the legal currency of the United States.

       Our reporting currency is the Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations of Renminbi into U.S. dollars were made at RMB6.4480 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on March 31, 2016. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On May 20, 2016, the noon buying rate for Renminbi was RMB6.5485 to US$1.00.

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

  •
  competition in our industry;

  •
  fluctuations in general economic and business conditions in China and globally;

  •
  expected changes in our revenues and certain cost and expense items and our operating margins;

  •
  the regulatory environment in which we and companies integral to our ecosystem operate; and

  •
  assumptions underlying or related to any of the foregoing.

       The global and PRC Internet, retail, wholesale, online and mobile commerce, media and entertainment, cloud computing and data industries market may not grow at the rates projected by market data, or at all. The failure of these industries or markets to grow at the projected rates may have a material adverse effect on our business, financial condition and results of operations and the market price of our ADSs. If any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

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

PART I

ITEM 1    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

       Not Applicable.

ITEM 2    OFFER STATISTICS AND EXPECTED TIMETABLE

       Not Applicable.

ITEM 3    KEY INFORMATION

A.    Selected Financial Data

       The selected consolidated statements of operations data for the years ended March 31, 2014, 2015 and 2016, and the selected consolidated balance sheet data as of March 31, 2015 and 2016 have been derived from our audited consolidated financial statements included elsewhere in this annual report. Our selected consolidated statements of operations data for the years ended March 31, 2012 and 2013 and the selected consolidated balance sheet data as of March 31, 2012, 2013 and 2014 have been derived from our audited consolidated financial statements not included in this annual report. Our financial statements have been prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.

       The following selected consolidated financial data for the periods and as of the dates indicated are qualified by reference to and should be read in conjunction with our consolidated financial statements and related notes and "Item 5. Operating and Financial Review and Prospects," both of which are included elsewhere in this annual report.

       Our historical results for any prior period do not necessarily indicate our results to be expected for any future period.

Consolidated Statements of Operations Data:

	Year ended March 31,
	2012	2013	2014	2015	2016
	RMB	RMB	RMB	RMB	RMB	US$
	(in millions, except per share data)
Revenue
China commerce	15,637	29,167	45,132	62,937	84,321	13,077
International commerce	3,765	4,160	4,851	6,486	7,629	1,183
Cloud computing	515	650	773	1,271	3,019	468
Others	108	540	1,748	5,510	6,174	958

Total	20,025	34,517	52,504	76,204	101,143	15,686
Cost of revenue	(6,554)	(9,719)	(13,369)	(23,834)	(34,355)	(5,328)
Product development expenses	(2,897)	(3,753)	(5,093)	(10,658)	(13,788)	(2,138)
Sales and marketing expenses	(3,058)	(3,613)	(4,545)	(8,513)	(11,307)	(1,753)
General and administrative expenses(1)	(2,211)	(2,889)	(4,218)	(7,800)	(9,205)	(1,428)
Amortization of intangible assets	(155)	(130)	(315)	(2,089)	(2,931)	(455)
Impairment of goodwill and intangible assets	(135)	(175)	(44)	(175)	(455)	(71)
Yahoo TIPLA amendment payment(2)	—	(3,487)	—	—	—	—

Income from operations	5,015	10,751	24,920	23,135	29,102	4,513
Interest and investment income, net	258	39	1,648	9,455	52,254	8,104
Interest expense	(68)	(1,572)	(2,195)	(2,750)	(1,946)	(301)
Other income, net	327	894	2,429	2,486	2,058	319

Income before income tax and share of results of equity investees	5,532	10,112	26,802	32,326	81,468	12,635
Income tax expenses	(842)	(1,457)	(3,196)	(6,416)	(8,449)	(1,310)
Share of results of equity investees	(25)	(6)	(203)	(1,590)	(1,730)	(269)

Net income	4,665	8,649	23,403	24,320	71,289	11,056
Net (income) loss attributable to noncontrolling interests	(437)	(117)	(88)	(59)	171	27

Net income attributable to Alibaba Group Holding Limited	4,228	8,532	23,315	24,261	71,460	11,083
Accretion of convertible preference shares(3)	—	(17)	(31)	(15)	—	—
Dividends accrued on convertible preference shares(3)	—	(111)	(208)	(97)	—	—

Net income attributable to ordinary shareholders	4,228	8,404	23,076	24,149	71,460	11,083

Earnings per share/ADS attributable to ordinary shareholders:
Basic	1.71	3.66	10.61	10.33	29.07	4.51
Diluted	1.67	3.57	10.00	9.70	27.89	4.33
Weighted average number of shares used in computing earnings per share:
Basic	2,479	2,294	2,175	2,337	2,458
Diluted	2,522	2,389	2,332	2,500	2,562
Supplemental information:(4)
Non-GAAP EBITDA	7,274	16,607	30,731	40,753	52,340	8,117
Non-GAAP net income	6,452	13,869	28,274	34,981	42,741	6,629
Non-GAAP diluted EPS	2.38	5.76	12.09	13.97	16.75	2.60
Free cash flow	8,752	19,745	32,269	48,121	51,279	7,953

(1)
In fiscal year 2014, these expenses included an equity-settled donation expense of RMB1,269 million relating to the grant of options to purchase 50,000,000 of our ordinary shares to a non-profit organization designated by Jack Ma and Joe Tsai.
(2)
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

       We believe that non-GAAP EBITDA, non-GAAP net income and non-GAAP diluted EPS help identify underlying trends in our business that could otherwise be distorted by the effect of certain income or expenses that we include in income from operations, net income and diluted EPS. We believe that non-GAAP EBITDA, non-GAAP net income and non-GAAP diluted EPS provide useful information about our core operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

       We consider free cash flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by our business that can be used for strategic corporate transactions, including investing in our new business initiatives, making strategic investments and acquisitions and strengthening our balance sheet.

       Non-GAAP EBITDA, non-GAAP net income, non-GAAP diluted EPS and free cash flow should not be considered in isolation or construed as an alternative to income from operations, net income, diluted EPS, cash flows or any other measure of performance or as an indicator of our operating performance. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data.

       Non-GAAP EBITDA represents net income before (i) interest and investment income, net, interest expense, other income, net, income tax expenses and share of results of equity investees, (ii) certain non-cash expenses, consisting of share-based compensation expense, amortization, depreciation, impairment of goodwill and intangible assets as well as (iii) one-time expense items consisting of the Yahoo TIPLA amendment payment and an equity-settled donation expense that we do not believe are reflective of our core operating performance during the periods presented.

       Non-GAAP net income represents net income before share-based compensation expense, amortization, impairment of goodwill, intangible assets and investments, gain on deemed disposals/disposals/revaluation of investments, amortization of excess value receivable arising from the restructuring of commercial arrangements with Ant Financial Services, and one-time expense items relating to the Yahoo TIPLA amendment payment, an equity-settled donation expense, the expenses relating to the sale of shares by existing shareholders in our initial public offering, charge for financing-related fees as a result of early repayment of bank borrowings and others.

       Non-GAAP diluted EPS represents non-GAAP net income attributable to ordinary shareholders divided by the weighted average number of shares outstanding during the periods on a diluted basis, including accounting for the effects of the assumed conversion of convertible preference shares prior to our initial public offering in September 2014.

       Free cash flow represents net cash provided by operating activities as presented in our consolidated cash flow statement less purchases of property and equipment and intangible assets (excluding acquisition of land use rights and construction in progress), and adjusted for changes in loan receivables relating to micro loans of our SME loan business (which we transferred to Ant Financial Services in February 2015), the Yahoo TIPLA amendment payment and others. We present the adjustment for changes in loan receivables because such receivables are reflected under cash flow from operating activities, whereas the secured borrowings and other bank borrowings used to finance them are reflected under cash flows from financing activities, and accordingly, the adjustment is made to show cash flows from operating activities net of the effect of changes in loan receivables.

       The following table sets forth a reconciliation of our net income to non-GAAP EBITDA for the periods indicated:

	Year ended March 31,
	2012	2013	2014	2015	2016
	RMB	RMB	RMB	RMB	RMB	US$
	(in millions)
Net income	4,665	8,649	23,403	24,320	71,289	11,056
Less: Interest and investment income, net	(258)	(39)	(1,648)	(9,455)	(52,254)	(8,104)
Add: Interest expense	68	1,572	2,195	2,750	1,946	301
Less: Other income, net	(327)	(894)	(2,429)	(2,486)	(2,058)	(319)
Add: Income tax expenses	842	1,457	3,196	6,416	8,449	1,310
Add: Share of results of equity investees	25	6	203	1,590	1,730	269

Income from operations	5,015	10,751	24,920	23,135	29,102	4,513
Add: Share-based compensation expense	1,254	1,259	2,844	13,028	16,082	2,494
Add: Amortization of intangible assets	155	130	315	2,089	2,931	455
Add: Depreciation and amortization of property and equipment and land use rights	715	805	1,339	2,326	3,770	584
Add: Impairment of goodwill and intangible assets	135	175	44	175	455	71
Add: Yahoo TIPLA amendment payment	—	3,487	—	—	—	—
Add: Equity-settled donation expense	—	—	1,269	—	—	—

Non-GAAP EBITDA	7,274	16,607	30,731	40,753	52,340	8,117

       The following table sets forth a reconciliation of our net income to non-GAAP net income for the periods indicated:

	Year ended March 31,
	2012	2013	2014	2015	2016
	RMB	RMB	RMB	RMB	RMB	US$
	(in millions)
Net income	4,665	8,649	23,403	24,320	71,289	11,056
Add: Share-based compensation expense	1,254	1,259	2,844	13,028	16,082	2,494
Add: Amortization of intangible assets	155	130	315	2,089	2,931	455
Add: Impairment of goodwill, intangible assets and investments	399	420	163	1,032	2,319	360
Less: Gain on deemed disposals/disposals/ revaluation of investments and others	(21)	(76)	(384)	(6,715)	(50,144)	(7,777)
Add: Amortization of excess value receivable arising from the restructuring of commercial arrangements with Ant Financial Services	—	—	—	166	264	41
Add: Yahoo TIPLA amendment payment	—	3,487	—	—	—	—
Add: Equity-settled donation expense	—	—	1,269	—	—	—
Add: Expenses relating to the sale of shares by existing shareholders at initial public offering	—	—	—	231	—	—
Add: One-time charge for financing-related fees as a result of early repayment of bank borrowings	—	—	664	830	—	—

Non-GAAP net income	6,452	13,869	28,274	34,981	42,741	6,629

       The following table sets forth a reconciliation of our diluted EPS to non-GAAP diluted EPS for the periods indicated:

	Year ended March 31,
	2012	2013	2014	2015	2016
	RMB	RMB	RMB	RMB	RMB	US$
	(in millions, except per share data)
Net income attributable to ordinary shareholders	4,228	8,404	23,076	24,149	71,460	11,083
Add: Reversal of accretion upon assumed conversion of convertible preference shares	—	17	31	15	—	—
Add: Dividend eliminated upon assumed conversion of convertible preference shares	—	111	208	97	—	—
Less: Dilution effect on earnings arising from option plans operated by a subsidiary	(7)	—	—	—	—	—

Net income attributable to ordinary shareholders for computing diluted EPS	4,221	8,532	23,315	24,261	71,460	11,083
Add: Non-GAAP adjustments to net income(1)	1,787	5,220	4,871	10,661	(28,548)	(4,427)

Non-GAAP net income attributable to ordinary shareholders for computing non-GAAP diluted EPS	6,008	13,752	28,186	34,922	42,912	6,656

Weighted average number of shares on a diluted basis	2,522	2,389	2,332	2,500	2,562
Diluted EPS(2)	1.67	3.57	10.00	9.70	27.89	4.33
Add: Non-GAAP adjustments to net income per share(3)	0.71	2.19	2.09	4.27	(11.14)	(1.73)

Non-GAAP diluted EPS(4)	2.38	5.76	12.09	13.97	16.75	2.60

(1)
See the table above regarding the reconciliation of net income to non-GAAP net income for more information of these non-GAAP adjustments.
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

       The following table sets forth a reconciliation of net cash provided by operating activities to free cash flow for the periods indicated:

	Year ended March 31,
	2012	2013	2014	2015	2016
	RMB	RMB	RMB	RMB	RMB	US$
	(in millions)
Net cash provided by operating activities	9,275	14,476	26,379	41,217	56,836	8,815
Less: Purchase of property and equipment and intangible assets (excluding land use rights and construction in progress)	(749)	(1,046)	(3,285)	(4,770)	(5,438)	(843)
Add: Changes in loan receivables, net and others	226	2,828	9,175	11,674	(119)	(19)
Add: Yahoo TIPLA amendment payment	—	3,487	—	—	—	—

Free cash flow	8,752	19,745	32,269	48,121	51,279	7,953

Consolidated Balance Sheet Data:

	As of March 31,
	2012	2013	2014	2015	2016
	RMB	RMB	RMB	RMB	RMB	US$
	(in millions)
Cash and cash equivalents and short-term investments	21,744	32,686	43,632	122,341	111,518	17,295
Investment securities and investment in equity investees(1)	2,483	2,426	22,131	52,146	125,031	19,390
Property and equipment, net	2,463	3,808	5,581	9,139	13,629	2,114
Goodwill and intangible assets	11,791	11,628	13,699	48,508	87,015	13,495
Total assets	47,210	63,786	111,549	255,434	364,450	56,521
Current bank borrowings	1,283	3,350	1,100	1,990	4,304	667
Secured borrowings	—	2,098	9,264	—	—	—
Non-current bank borrowings	—	22,462	30,711	1,609	1,871	290
Unsecured senior notes	—	—	—	48,994	51,596	8,002
Redeemable preference shares	—	5,191	—	—	—	—
Total liabilities	12,797	52,740	70,731	97,363	114,561	17,767
Convertible preference shares(2)	—	10,447	10,284	—	—	—
Total Alibaba Group Holding Limited shareholders' equity (deficits)	31,488	(24)	29,338	145,439	216,987	33,652
Total equity(3)	34,383	513	30,417	157,413	249,539	38,700

(1)
Includes both current and non-current investment securities and investment in equity investees.
(2)
Upon the completion of our initial public offering in September 2014, all of our then outstanding convertible preference shares were converted into ordinary shares.
(3)
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

Selected Operating Data

GMV

       The following chart sets forth the GMV transacted on our China retail marketplaces and mobile GMV as a percentage of GMV for the periods indicated:

	Three months ended
	Jun. 30, 2014	Sep. 30, 2014	Dec. 31, 2014	Mar. 31, 2015	Jun. 30, 2015	Sep. 30, 2015	Dec. 31, 2015	Mar. 31, 2016
	(in billions of RMB, except percentages)
GMV(1)
Taobao Marketplace GMV	342	380	494	381	427	438	563	449
Tmall GMV	159	176	293	219	246	275	401	293
Total GMV	501	556	787	600	673	713	964	742
Mobile GMV (as a percentage of total GMV)	33%	36%	42%	51%	55%	62%	68%	73%

(1)
GMV generated from traffic through Juhuasuan is recorded as either Taobao Marketplace GMV or Tmall GMV depending on which of these two marketplaces the transaction is completed.

Annual Active Buyers

       The following chart sets forth the number of active buyers on our China retail marketplaces for the periods indicated:

	Twelve months ended
	Jun. 30, 2014	Sep. 30, 2014	Dec. 31, 2014	Mar. 31, 2015	Jun. 30, 2015	Sep. 30, 2015	Dec. 31, 2015	Mar. 31, 2016
	(in millions)
Annual active buyers	279	307	334	350	367	386	407	423

Mobile

       The following charts set forth the mobile GMV, mobile revenue, mobile monetization rates realized and mobile MAUs in respect of our China retail marketplaces for the periods indicated:

	Three months ended
	Jun 30, 2014	Sep 30, 2014	Dec 31, 2014	Mar 31, 2015	Jun 30, 2015	Sep 30, 2015	Dec 31, 2015	Mar 31, 2016
	(in millions of RMB, except percentages)
China retail marketplaces:
GMV	500,916	555,666	787,047	600,092	673,198	712,933	964,317	741,937
Mobile GMV	164,428	199,054	326,889	303,772	370,578	440,113	651,139	541,024
as a percentage of GMV	33%	36%	42%	51%	55%	62%	68%	73%
Revenue	12,639	12,769	21,275	13,049	15,712	17,267	28,714	18,340
Mobile revenue	2,454	3,719	6,420	5,247	7,987	10,520	18,746	13,084
as a percentage of revenue	19%	29%	30%	40%	51%	61%	65%	71%
Monetization rate	2.52%	2.30%	2.70%	2.17%	2.33%	2.42%	2.98%	2.47%
Mobile monetization rate	1.49%	1.87%	1.96%	1.73%	2.16%	2.39%	2.88%	2.42%

	Month ended
	Jun 30, 2014	Sep 30, 2014	Dec 31, 2014	Mar 31, 2015	Jun 30, 2015	Sep 30, 2015	Dec 31, 2015	Mar 31, 2016
	(in millions)
Mobile MAUs	188	217	265	289	307	346	393	410

Revenue per Active Buyer / Mobile Revenue per Mobile MAU

       The following chart sets forth annual China commerce retail revenue per annual active buyer and annualized mobile revenue per mobile MAU from China commerce retail for the periods indicated:

	Twelve months ended
	Jun 30, 2014	Sep 30, 2014	Dec 31, 2014	Mar 31, 2015	Jun 30, 2015	Sep 30, 2015	Dec 31, 2015	Mar 31, 2016
	(in RMB)
Annual China commerce retail revenue per annual active buyer(1)	168	166	168	171	171	174	184	189
Mobile revenue per mobile MAU from China commerce retail — annualized(2)	27	39	52	62	76	87	108	123

(1)
Annual China commerce retail revenue per annual active buyer for each of the above periods is calculated by dividing the China commerce retail revenue for the previous twelve months by the annual active buyers for the same period.
(2)
Mobile revenue per mobile MAU from China commerce retail, annualized is calculated by dividing mobile revenue from China commerce retail for the previous twelve months by the mobile MAUs at the end of the same period.

Exchange Rate Information

       Most of our revenues and expenses are denominated in Renminbi. This annual report contains translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.4480 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on March 31, 2016. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, at the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On May 20, 2016, the noon buying rate was RMB6.5485 to US$1.00.

       The following table sets forth, for the periods indicated, information concerning exchange rates between the RMB and the U.S. dollar based on the exchange rates set forth in the H.10 statistical release of the Federal Reserve Board.

	Noon buying rate
Period	Period end	Average(1)	Low	High
	(RMB per US$1.00)
2011	6.2939	6.4475	6.6364	6.2939
2012	6.2301	6.2990	6.3879	6.2221
2013	6.0537	6.1412	6.2438	6.0537
2014	6.2046	6.1704	6.2591	6.0402
2015	6.4778	6.2869	6.4896	6.1870
November	6.3883	6.3640	6.3945	6.3180
December	6.4778	6.4491	6.4896	6.3883
2016
January	6.5752	6.5726	6.5932	6.5219
February	6.5525	6.5501	6.5795	6.5154
March	6.4480	6.5027	6.5500	6.4480
April	6.4738	6.4754	6.5004	6.4571
May (through May 20)	6.5485	6.5124	6.5485	6.4738

(1)
Annual averages are calculated using the average of the rates on the last business day of each month during the relevant year. Monthly averages are calculated using the average of the daily rates during the relevant month.

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

       We have established a strong brand name and reputation for our ecosystem in China. Any loss of trust in our ecosystem or platforms could harm the value of our brand and result in consumers, merchants and other participants reducing their activity level in our ecosystem, which could materially reduce our revenue and profitability. Our ability to maintain our position as a trusted platform for online and mobile commerce is based in large part upon:

  •
  the reliability and security of our platforms (including the reliability and security of the various service providers on our platforms), as well as the commitment to high levels of service and data protection by the merchants, developers, logistics providers, service providers and other participants in our ecosystem;

  •
  the quality, breadth and functionality of products, services and functions and the quality, variety and appeal of content available through our platforms;

  •
  the effectiveness and perceived fairness of rules governing our marketplaces and other platforms and overall ecosystem;

  •
  the strength of our consumer protection measures; and

  •
  our ability to provide reliable and trusted payment and escrow services through our arrangements with Alipay.

Increased investments in our business, strategic acquisitions and investments as well as our focus on long-term performance and maintaining the health of our ecosystem may negatively affect our margins and our net income.

       We have experienced significant growth in our profit margins and net income. Our operating profit and net income grew 26% and 193%, respectively, from fiscal year 2015 to fiscal year 2016. However, we cannot assure you that we will be able to maintain our growth at these levels, or at all. Our operating profit declined by 7% and net income only grew 4% from fiscal year 2014 to fiscal year 2015. Consistent with our focus on the long-term interests of our ecosystem participants, we may take actions that fail to generate positive short-term financial results, and we cannot assure you that these actions will produce long-term benefits.

       We continue to increase our spending and investment in our business to support our future growth, including in improving our technological infrastructure and cloud computing capacities. All of these initiatives are crucial to the success of our business but will have the effect of increasing our costs and lowering our margins and profit, and such effect may be significant, at least in the short-term. Moreover, many of our business initiatives emphasize expanding our user base and enhancing user experience, rather than initially prioritizing monetization.

       Furthermore, we have made, and intend to continue to make, strategic investments and acquisitions to expand our user base and geographic coverage and add complementary offerings and technologies to further strengthen our ecosystem. For example, we expect to continue to make strategic investments and acquisitions relating to entertainment, international expansion, cloud computing and big data, logistics services, local commerce, category expansion, e-commerce marketplaces, healthcare and new technologies. Our strategic investments and acquisitions may adversely affect our future financial results, including by decreasing our margins and net income. For example, our acquisitions, including those of UCWeb and AutoNavi, have negatively impacted our financial results historically. We also believe that our expansion into the mobile media and entertainment sectors, including our recent acquisition of Youku Tudou and our international expansion through our recent acquisition of a controlling stake in Lazada, are important to our overall business but will have a negative effect on our financial results, at least in the short-term. In addition, the performance of minority investments we make that are accounted for under the equity method investments may also adversely affect our net income. There can be no assurance that we will be able to sustain our net income growth rates or our margins.

If we are unable to compete effectively, our business, financial condition and results of operations would be materially and adversely affected.

       We face increasingly intense competition, mainly from Chinese and global Internet companies as well as certain offline retailers and e-commerce players, including those that specialize in a limited number of product categories. We compete to:

  •
  attract, engage and retain consumers based on the variety and value of products and services listed on our marketplaces, the engagement of media and entertainment content available on our platforms and the overall user experience of our products and services;

  •
  attract and retain merchants based on our size and on the size and the engagement of consumers on our platforms and the effectiveness of our products and services to help them build brand awareness and engagement, acquire and retain customers, complete transactions and enhance operating efficiency;

  •
  compete to attract and retain marketers, publishers and demand side platforms operated by agencies based on the reach and engagement of our properties, the depth of our consumer data insights and the effectiveness of our branding and marketing solutions;

  •
  attract other participants of our ecosystems based on access to business opportunities created by the large scale of economic activity on our platforms, as well as tools and technologies that help them operate and grow their businesses;

  •
  optimize the usefulness of the data and technologies we provide, including data-enabled customer relationship management tools, marketing data and data science, media ecosystem for branding, cloud computing services, omni-channel solutions, the availability of supporting services, including payment settlement and logistics services, and the quality of our customer service;

  •
  thrive in new industries and sectors as we acquire new businesses and expand, bringing us into competition with major players in these and other industries and sectors, such as e-commerce service providers in China's healthcare industry and media and entertainment providers; and

  •
  attract motivated and effective employees, including engineers and product developers who serve critical functions in the development of our products and our ecosystem.

In addition, we face increasing competition in the diversified mobile commerce industry for mobile users in China from established as well as emerging mobile commerce platforms.

       Our ability to compete depends on a number of other factors as well, some of which may be out of our control, including:

  •
  the timely introduction and market acceptance of the services we offer, compared to those of our competitors;

  •
  our ability to innovate and develop new technologies;

  •
  our ability to maintain and enhance our leading position in retail commerce in China;

  •
  our ability to benefit from new business initiatives; and

  •
  alliances, acquisitions or consolidations within the Internet industry that may result in stronger competitors.

       We face uncertainties and may fail to anticipate competitive conditions as we expand our operations in overseas markets, including, for example, through our recent acquisition of a controlling stake in Lazada. If we are not able to compete effectively, the GMV transacted on our marketplaces and the user engagement level and activity level on our platforms may decrease significantly, which could materially and adversely affect our business, financial condition and results of operations as well as our brand.

We may not be able to maintain and improve the network effects of our ecosystem, which could negatively affect our business and prospects.

       Our ability to maintain a healthy and vibrant ecosystem that creates strong network effects among consumers, merchants and other participants is critical to our success. The extent to which we are able to maintain and strengthen these network effects depends on our ability to:

  •
  offer secure and open platforms for all participants and balance the interests of these participants, including consumers, merchants, brands, service providers and others;

  •
  provide tools and services that meet the evolving needs of consumers and merchants;

  •
  provide a wide range of high-quality product, service and content offerings to consumers;

  •
  provide merchants with a high level of traffic flow with strong commercial intent and effective online marketing services;

  •
  further enhance the attractiveness of our mobile platform;

  •
  arrange secure and trusted payment settlement and escrow services;

  •
  coordinate fulfillment and delivery services with third-party logistics and delivery companies;

  •
  attract and retain third-party service providers who are able to provide quality services on commercially reasonable terms to our merchants;

  •
  maintain the quality of our customer service; and

  •
  continue adapting to the changing demands of the market.

       In addition, changes we may make to enhance and improve our ecosystem and balance the needs and interests of the various participants on our ecosystem may be viewed positively from one participant group's perspective, such as consumers, but may have negative effects from another group's perspective, such as merchants. If we fail to balance the interests of all participants in our ecosystem, fewer consumers, merchants and other participants may visit our marketplaces, or they may spend less time, mind share and resources on our websites and conduct fewer transactions or use alternative platforms, any of which could result in a material decrease in our revenue and net income.

We may not be able to maintain our culture, which has been a key to our success.

       Since our founding, our culture has been defined by our mission, vision and values, and we believe that our culture has been critical to our success. In particular, our culture has helped us serve the long-term interests of our customers, attract, retain and motivate employees and create value for our shareholders. We face a number of challenges that may affect our ability to sustain our corporate culture, including:

  •
  failure to identify, promote and retain people in leadership positions in our organization who share our culture, values and mission;

  •
  failure to execute a management succession plan to replace our current generation of management leaders;

  •
  the increasing size, geographic coverage and cultural diversity of our business and workforce;

  •
  challenges of effectively incentivizing and motivating employees, including those who have gained a substantial amount of personal wealth related to share-based incentives;

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

       We primarily derive our revenue from online marketing services, commissions based on transaction value derived from certain of our marketplaces, fees from the sale of memberships on our wholesale marketplaces and cloud service fees, and we have experienced significant growth in revenue in recent years. In particular, our revenue grew 45% from fiscal year 2014 to fiscal year 2015 and 33% from fiscal year 2015 to fiscal year 2016. Our ability to continue to generate and grow our revenue depends on a number of factors. See "Item 5. Operating and Financial Review and Prospects — A. Operating Results — Factors Affecting Our Results of Operations — Our Ability to Create Value for Our Users and Generate Revenue" and "— Our Monetization Model."

       Our future revenue growth also depends on our ability to expand into new geographic regions, including our expansion into international markets, and grow our other businesses, including our cloud computing business and the businesses we have acquired or invested in and new business initiatives we may explore in the future. In particular, we face risks associated with expanding into sectors or geographies in which we have limited or no experience. For example, as we expand our entertainment business, we may be unable to produce or license quality content on commercially reasonable terms or at all, fail to anticipate or keep up with changes in user preferences, user behavior and technological developments or fail to gain access to content distribution channels. In addition, as we expand into the online video industry following the acquisition of Youku Tudou, we may not be able to acquire and retain users, attract marketers to purchase online marketing services on our video websites, obtain professionally produced content at competitive prices or at all, encourage more user-generated content, or grow user acceptance and the popularity of our online video content. Our expansion into new sectors and geographic regions will subject us to additional regulatory risks, such as permit requirements and regulations over content in the PRC. If we are unable to successfully monetize and expand these businesses in our target markets, our future revenue growth may be adversely affected.

       In addition, our revenue growth may slow or our revenues may decline for other reasons, including decreasing consumer spending, increasing competition and slowing growth of the China retail or China online retail industry and changes in government policies or general economic conditions. In addition, as our revenue grows to a higher base level, that rate of growth of our revenue has slowed and may further slow in the future.

We rely on Alipay to conduct substantially all of the payment processing and all of the escrow services on our marketplaces. If Alipay's services are limited, restricted, curtailed or degraded in any way or become unavailable to us or our users for any reason, our business may be materially and adversely affected.

       Through contractual arrangements with us, Alipay provides convenient payment processing and escrow services to us on preferential terms. These services are critical to our platforms and the development of our ecosystem. In the twelve months ended March 31, 2016, approximately 75% of GMV on our China retail marketplaces were settled through Alipay's escrow and payment processing services. We rely on the convenience and ease of use that Alipay provides to our users. If the quality, utility, convenience or attractiveness of Alipay's services declines for any reason, the attractiveness of our marketplaces could be materially and adversely affected.

       Alipay's business is subject to a number of risks that could materially and adversely affect its ability to provide payment processing and escrow services to us, including:

  •
  increasing costs to Alipay, including fees charged by banks to process funds through Alipay, which would also increase our cost of revenues;

  •
  dissatisfaction with Alipay's services or lower use of Alipay by consumers and merchants;

  •
  changes to rules or practices applicable to payment card systems that link to Alipay;

  •
  breach of customers' personal information and concerns over the use and security of any collected information;

  •
  service outages, system failures or failure to effectively scale the system to handle large and growing transaction volumes; and

  •
  failure to manage funds accurately or loss of funds, whether due to employee fraud, security breaches, technical errors or otherwise.

       In addition, certain commercial banks in China impose limits on the amounts that may be transferred by automatic payment from customers' bank accounts to their linked accounts with third-party payment services. Although we believe the impact of these restrictions has not been and will not be significant in terms of the overall volume of payments processed for our China retail marketplaces, and automatic payment services linked to bank accounts represent only one of many payment mechanisms that consumers may use to settle transactions, we cannot predict whether these and any additional restrictions that could be put in place would have a material adverse effect on our marketplaces.

       In addition, Alipay's business is highly regulated. Alipay is required to comply with numerous complex and evolving laws, rules and regulations and faces the risk of failure to manage its regulatory risks. In particular, regulators and third parties in China have been increasing their focus on online and mobile payment services, and recent regulatory and other developments could reduce the convenience or utility of Alipay users' accounts. See "— We and Ant Financial Services are subject to a broad range of laws and regulations, and future laws and regulations may impose additional requirements and other obligations on our business or otherwise that could materially and adversely affect our business, financial condition and results of operations," and "Item 4. Information on the Company — B. Business Overview — Regulation — Regulation Applicable to Alipay."

       If we needed to migrate to another third-party payment service, the transition would require significant time and management resources, and the third-party payment service may not be as effective, efficient or well-received by consumers and merchants on our marketplaces. These third-party payment services also may not provide escrow services, and we may not be able to receive commissions based on GMV transacted through these systems. We would also no longer have the benefit of the commercial agreement with Ant Financial Services and Alipay and would likely be required to pay more for payment processing and escrow services than we currently pay. There can be no assurance that we would be able to reach an agreement with an alternative online payments service on acceptable terms or at all.

We do not control Alipay or its parent entity, Ant Financial Services, over which Jack Ma effectively controls a majority of the voting interests. If conflicts that could arise between us and Alipay or Ant Financial Services are not resolved in our favor, they could have a negative effect on our ecosystem and materially and adversely affect our business, financial condition, results of operations and prospects.

       Although we rely on Alipay to conduct substantially all of the payment processing and all of the escrow services on our marketplaces, we do not have any control over Alipay. Alipay provides payment services to us on preferential terms pursuant to our long-term commercial agreement with Ant Financial Services and Alipay. Following the divestment and subsequent equity holding restructuring related to Ant Financial Services, an entity controlled by Jack Ma, our executive chairman, became the general partner of Hangzhou Junhan Equity Investment Partnership, or Junhan, a PRC limited partnership, and Junao Equity Investment Partnership, or Junao, a PRC limited partnership, which are two major equity holders of Alipay's parent, Ant Financial Services. Accordingly, Jack has an economic interest in Ant Financial Services and is able to exercise the voting power of the major shareholders of Ant Financial Services. We understand that through the exercise of this voting power, Jack continues to control a substantial majority of the voting interests in Ant Financial Services.

       If Alipay were not able to successfully manage the risks relating to its business, its ability to continue to deliver payment services to us on preferential terms may be undermined. Furthermore, if for any reason, Alipay sought to amend the terms of its agreements and arrangements with us, there is no assurance that Jack Ma, in light of his voting control over Alipay's parent, Ant Financial Services, would act in our interest. If we were to lose the preferential terms with Alipay or if Alipay is unable to successfully manage its business, our ecosystem could be negatively affected, and our business, financial condition, results of operations and prospects could be materially and adversely affected.

       Ant Financial Services also provides other financial services to participants in our ecosystem, including micro-finance services, wealth management, insurance and credit referencing services, and may provide additional services in the future. Other conflicts of interest between us, on the one hand, and Alipay and Ant Financial Services, on the other hand, may arise relating to commercial or strategic opportunities or initiatives. Although we and Ant Financial Services have each agreed to certain non-competition undertakings, we cannot assure you that Ant Financial Services would not pursue opportunities to provide services to our competitors or other opportunities that would conflict with our interests. Jack Ma may not resolve such conflicts in our favor. Furthermore, our ability to explore alternative payment services other than Alipay for our marketplaces may be constrained due to Jack's relationship with Ant Financial Services.

       In addition, we grant share-based awards to employees of Ant Financial Services, and Junhan grants share-based awards tied to the value of Ant Financial Services to our employees. The provision of awards to our employees tied to the value of Ant Financial Services is intended to enhance our strategic and financial relationship with Ant Financial Services. See "Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Agreements and Transactions Related to Ant Financial Services and its Subsidiaries — Equity-based Award Arrangements." The share-based awards granted by Junhan to our employees result in expenses that are recognized by our company. Subject to the approval of our audit committee, Jack, through his role with us and his control over Junhan, could be in a position to propose and promote further share-based grants that result in additional, and potentially significant, expenses to our company. Accordingly, these and other potential conflicts of interest between us and Ant Financial Services or Alipay, and between us and Jack or Junhan, may not be resolved in our favor, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

       Moreover, because of our close association with Ant Financial Services and overlapping user base, events that negatively affect Ant Financial Services could also negatively affect customers', regulators' and other third parties' perception of us. In addition, any actual or perceived conflict of interest between us and Ant Financial Services or any other company integral to the functioning of our ecosystem could also materially harm our reputation as well as our business and prospects.

If we are not able to continue to innovate or if we fail to adapt to changes in our industry, our business, financial condition and results of operations would be materially and adversely affected.

       The Internet industry is characterized by rapidly changing technology, evolving industry standards, new mobile apps, protocols and technologies, new service and product introductions, new media and entertainment content — including user-generated content — and changing customer demands. Furthermore, our competitors are constantly developing innovations in Internet search, online marketing, communications, social networking, entertainment and other services, on both mobile devices and personal computers, to enhance users' online experience. We continue to invest significant resources in our infrastructure, research and development and other areas in order to enhance our technology and our existing products, services and content as well as to introduce new high quality products, services and content that will attract more participants to our platforms. The changes and developments taking place in our industry may also require us to re-evaluate our business model and adopt significant changes to our long-term strategies and business plan. Our failure to innovate and adapt to these changes would have a material adverse effect on our business, financial condition and results of operations.

       For example, the use of mobile devices to access content and transact on our platforms is developing rapidly, and we may fail to continue to offer superior user experience in order to increase or maintain the level of mobile engagement on our platforms, or to successfully develop the mobile community. The variety of technical and other configurations across different mobile devices and platforms increases the challenges associated with this environment. If we are unable to continue to attract significant numbers of new mobile consumers and increase or maintain levels of mobile engagement, our ability to maintain or grow our business would be materially and adversely affected.

Our business generates and processes a large amount of data, and the improper use or disclosure of such data could harm our reputation as well as have a material adverse effect on our business and prospects.

       Our business, including our cloud computing business, generates and processes a large quantity of personal, transaction, demographic and behavioral data. We face risks inherent in handling and protecting large volumes of data. In particular, we face a number of challenges relating to data from transactions and other activities on our platforms, including:

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

       The PRC regulatory and enforcement regime with regard to data security and data protection is evolving. On July 1, 2015, the National People's Congress Standing Committee promulgated the National Security Law, or the New National Security Law, which took effect on the same date and replaced the former National Security Law promulgated in 1993. The New National Security Law covers various types of national security including technology security and information security. According to the New National Security Law, the state shall ensure that the information system and data in important areas are secure and controllable. In addition, according to the New National Security Law, the state shall establish national security review and supervision institutions and mechanisms, and conduct national security reviews of key technologies and IT products and services that affect or may affect national security. In particular, we are obligated under the New National Security Law to safeguard national security by, for example, providing evidence related to activities endangering national security, providing convenience and assistance for national security work, and providing necessary support and assistance for national security institutions, public security institutions as well as military institutions. As such, we may have to provide data to PRC government authorities and military institutions for compliance with the New National Security Law, which may result in additional expenses to us and subject us to negative publicity which could harm our reputation with users and negatively affect the trading price of our ADSs. There are uncertainties on how the New National Security Law will be implemented in practice. PRC regulators, including the MIIT and the Cyberspace Administration, have been increasingly focused on regulation in the areas of data security and data protection. We expect that these areas will receive greater attention and focus from regulators, as well as attract public scrutiny and attention going forward. This greater attention, scrutiny and enforcement, including more frequent inspections, could increase our compliance costs and, subject us to heightened risks and challenges associated with data security and protection. If we are unable to manage these risks, our reputation and results of operations could be materially and adversely affected.

       In addition, pursuant to our data sharing agreement with Ant Financial Services and Alipay, which sets forth data security and confidentiality protocols, and subject to relevant legal requirements and limitations, we have agreed to a broad sharing of data with Ant Financial Services through a data sharing platform that we own and operate. Cainiao Network, Koubei and Alibaba Pictures have also entered into agreements with us to participate in the data sharing platform. We also grant expressly limited access to specified data on our data platform to certain other participants in our ecosystem that provide services to merchants and consumers, such as retail operating partners, logistics service providers, mobile app developers, independent software vendors, or ISVs, cloud developers, marketing affiliates and various professional service providers. These ecosystem participants face the same challenges inherent in handling and protecting large volumes of data. Any systems failure or security breach or lapse on our part or on the part of any of our ecosystem participants that results in the release of user data could harm our reputation and brand and, consequently, our business, in addition to exposing us to potential legal liability.

       As we expand our operations, we will be subject to additional laws in other jurisdictions where our merchants, consumers, users, customers and other participants are located. The laws, rules and regulations of other jurisdictions, such as the United States and Europe, may be at a more mature stage of development, be more comprehensive and nuanced in their scope, and impose more stringent or conflicting requirements and penalties than those in China, compliance with which could require significant resources and costs. Our continued expansion into cloud computing services, both within China and overseas, will also increase the amount of data hosted on our system and increase the number of parties who host data on our system, which will present increased challenges and risks in relation to data protection and data privacy. Our privacy policies and practices concerning the collection, use and disclosure of user data are posted on our websites. Any failure, or perceived failure, by us to comply with our posted privacy policies or with any regulatory requirements or privacy protection-related laws, rules and regulations could result in proceedings or actions against us by governmental entities or others. These proceedings or actions could subject us to significant penalties and negative publicity, require us to change our business practices, increase our costs and severely disrupt our business.

Our failure to manage the growth of our business and operations could harm us.

       Our business has become increasingly complex as its scale, diversity and geographic coverage, as well as that of our workforce, continue to grow. We have also significantly expanded our headcount, office facilities and infrastructure, and we anticipate that further expansion in certain areas and geographies will be required. This expansion increases the complexity of our operations and places a significant strain on our management, operational and financial resources. We must continue to effectively hire, train and manage new employees. If our new hires perform poorly or if we are unsuccessful in hiring, training, managing and integrating new employees, our business, financial condition and results of operations may be materially harmed.

       Moreover, our current and planned personnel, systems, procedures and controls may not be adequate to support our future operations. To effectively manage the expected growth of our operations and personnel, we will need to continue to improve our transaction processing, operational and financial systems, procedures and controls, which could be particularly challenging as we acquire new operations with different and incompatible systems, in new industries or geographic areas. These efforts will require significant managerial, financial and human resources. We cannot assure you that we will be able to effectively manage our growth or to implement all these systems, procedures and control measures successfully. If we are not able to manage our growth effectively, our business and prospects may be materially and adversely affected.

We face risks relating to our acquisitions, investments and alliances.

       We have acquired and invested in a large number and diverse range of businesses, technologies, services and products in recent years, including investments of varying sizes in equity investees and joint ventures, and we have a number of pending investments and acquisitions that are subject to closing conditions. See "Item 5. Operating and Financial Review and Prospects — A. Operating Results — Recent Investment, Acquisition and Strategic Alliance Activities." We expect to continue to evaluate and consider a wide array of potential strategic transactions as part of our overall business strategy, including business combinations, acquisitions and dispositions of businesses, technologies, services, products and other assets, as well as strategic investments and alliances. At any given time we may be engaged in discussing or negotiating a range of these types of transactions. These transactions involve significant challenges and risks, including:

  •
  difficulties in integrating into our operations the diverse and large number of personnel, operations, products, services, technology, internal controls and financial reporting of companies we acquire;

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

  •
  regulatory requirements and compliance risks as well as publicity risks that we become subject to as a result of acquisitions of businesses in new industries or geographic areas or otherwise, especially for acquisitions of public companies which are subject to heightened regulatory requirements and scrutiny;

  •
  actual or alleged misconduct or non-compliance by us or any company we acquire or invest in (or by its affiliates), whether before, during or after our acquisition or investment, which may lead to negative publicity, litigation, government inquiry or investigations against such company or against us;

  •
  unforeseen or hidden liabilities or costs that may adversely affect us following our acquisition of or our investment in such companies;

  •
  potential impairment charges or write-offs due to the changes in the fair value of our investments or acquired companies as a result of market volatility or other reasons that we may or may not control;

  •
  regulatory hurdles including in relation to the anti-monopoly and competition laws, rules and regulations of China and other jurisdictions in connection with any proposed investments and acquisitions, including, in the case of our potential future acquisition of an equity interest in Ant Financial Services, PRC regulations pertaining to non-bank payment companies;

  •
  negative publicity regarding our acquisition and investment activities;

  •
  the risk that any of our pending or other future proposed acquisitions does not close; and

  •
  challenges in achieving the expected benefits of synergies and growth opportunities in connection with these acquisitions and investments, such as the inability to realize the expected benefits of the restructuring in August 2014 of our relationship with Alipay and Ant Financial Services.

       Our significant acquisition activity has occurred recently, and we have limited experience in integrating major acquisitions. As our acquisition and investment activity continues at a rapid pace, with a large number and diverse range of target companies, we and our management will continue to face significant challenges, including unanticipated ones, in integrating these businesses into our existing businesses.

Failure to maintain or improve our technology infrastructure could harm our business and prospects.

       We are constantly upgrading our platforms to provide increased scale, improved performance and additional built-in functionality and additional capacity. Adopting new products and upgrading our ecosystem infrastructure require significant investments of time and resources, including adding new hardware, updating software and recruiting and training new engineering personnel. Maintaining and improving our technology infrastructure require significant levels of investment. Any failure to maintain and improve our technology infrastructure could result in unanticipated system disruptions, slower response times, impaired quality of users' experiences and delays in reporting accurate operating and financial information. For example, on Singles Day, there is significantly higher than normal activity on our marketplaces that our systems must handle. In addition, much of the software and interfaces we use are internally developed and proprietary technology. If we experience problems with the functionality and effectiveness of our software or platforms, or are unable to maintain and constantly improve our technology infrastructure to handle our business needs, our business, financial condition, results of operation and prospects, as well as our reputation, could be materially and adversely affected.

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

       Our ecosystem depends on the efficient and uninterrupted operation of our computer and communications systems. Substantially all of our computer hardware and our cloud computing services are currently located in China. In addition, a large number of merchants maintain their enterprise resource planning, or ERP, and customer relationship management, or CRM, systems on our cloud computing platform, which contains substantial quantities of data relating to their accounts, transaction data, consumer information and other data that enables merchants to operate and manage their businesses. Increasing media and entertainment content on our marketplaces and website also require additional network capacity and infrastructures to process. Consumers expect our media and entertainment content to be readily available online, and any disruptions or delay to the delivery of content could affect the attractiveness and reputation of our media and entertainment content platform. Although we have prepared for contingencies through redundancy measures and disaster recovery plans and also carry business interruption insurance, these preparations and insurance coverage may not be sufficient. Despite any precautions we may take, the occurrence of a natural disaster, such as an earthquake, flood or fire, or other unanticipated problems at our facilities or the facilities of Ant Financial Services, Cainiao Network and other participants in our ecosystem, including power outages, system failures, telecommunications delays or failures, construction accidents, break-ins to information technology systems or computer viruses, could result in delays or interruptions to our platforms, loss of our, consumers' and customers' data and business interruption for us and our customers. Any of these events could damage our reputation, significantly disrupt our operations and the operations of the merchants and other participants in our ecosystem and subject us to liability, which could materially and adversely affect our business, financial condition and results of operations.

If third-party logistics service providers used by our merchants fail to provide reliable logistics services, or the logistics data platform operated by Cainiao Network were to malfunction, suffer an outage or otherwise fail, our business and prospects, as well as our financial condition and results of operations, may be materially and adversely affected.

       Our merchants use third-party logistics service providers to fulfill and deliver their orders. Cainiao Network cooperates with a number of third-party logistics service providers to help merchants on our platforms fulfill orders and deliver their products to consumers. Cainiao Network operates a logistics data platform that links our information system and those of logistics service providers. Interruptions to or failures in these third-parties' logistics services, or in Cainiao Network's logistics data platform, could prevent the timely or proper delivery of products to consumers, which would harm the reputation of our marketplaces and our ecosystem. These interruptions may be due to events that are beyond our control or the control of Cainiao Network or these logistics service providers, such as inclement weather, natural disasters, transportation disruptions or labor unrest. These logistics services could also be affected or interrupted by industry consolidation, insolvency or government shut-downs. The merchants on our marketplaces may not be able to find alternative logistics service providers to provide logistics services in a timely and reliable manner, or at all. We do not have agreements with logistics service providers that require them to offer services to our merchants. If the logistics data platform operated by Cainiao Network were to fail for any reason, the logistics service providers would be severely hindered from or unable to connect with our merchants, and their services and the functionality of our ecosystem could be severely affected. If the products sold on our marketplaces are not delivered in proper condition, on a timely basis or at shipping rates that marketplace participants are willing to bear, our business and prospects, as well as our financial condition and results of operations could be materially and adversely affected.

If other third-party service providers on our ecosystem fail to provide reliable or satisfactory services, our business, financial condition and results of operations may be materially and adversely affected.

       In addition to the services provided to our ecosystem by Ant Financial Services, Cainiao Network and logistics service providers, a number of other third-party participants, including retail operating partners, logistics service providers, mobile app developers, ISVs, cloud developers, marketing affiliates and various professional service providers, also provide services to users on our platforms, including merchants, brands, consumers and users of our cloud computing services. To the extent these third-party service providers are unable to provide satisfactory services to our users on commercially acceptable terms or at all or if we fail to retain existing or attract new quality service providers to our platforms, our ability to retain, attract or engage our users may be severely limited, which may have a material and adverse effect on our business, financial condition and results of operations. In addition, certain of these third-party services providers on our ecosystem have access to our user data to a limited extent in order to provide their services. If such third-party participants engage in activities that are negligent, illegal or otherwise harm the trustworthiness and security of our ecosystem, including the leak or negligent use of data, or users are otherwise dissatisfied with their service quality, we could suffer reputational harm, even if these activities are not related to, attributable to or caused by us.

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

       As our business develops and evolves, it may become difficult for us to continue to retain such employees. A number of our employees, including many members of management, may choose to pursue other opportunities outside of our company. If we are unable to motivate or retain these employees, our business may be severely disrupted and our prospects could suffer.

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

       The success of our business ultimately depends on consumer spending. We currently derive substantially all of our revenue from China and are also expanding into the international market. As a result, our revenue and net income are impacted to a significant extent by economic conditions in China and globally, as well as economic conditions specific to online and mobile commerce. The global economy, markets and levels of consumer spending are influenced by many factors beyond our control, including consumer perception of current and future economic conditions, political uncertainty, levels of employment, inflation or deflation, real disposable income, interest rates, taxation and currency exchange rates.

       The PRC government has in recent years implemented a number of measures to control the rate of economic growth, including by raising interest rates and adjusting deposit reserve ratios for commercial banks as well as by implementing other measures designed to tighten credit and liquidity. These measures have contributed to a slowdown of the PRC economy. While the PRC government started easing its monetary policy in 2015, there have been signs of continuing economic slowdown in China. According to the National Bureau of Statistics of China, China's GDP growth rate was 6.9% in 2015, down from 7.4% in 2014. Any continuing or worsening slowdown could significantly reduce domestic commerce in China, including through the Internet generally and within our ecosystem. Although our financial performance is mainly affected by consumer spending, which may not be as adversely affected as other sectors of the economy, an economic downturn, whether actual or perceived, a further decrease in economic growth rates or an otherwise uncertain economic outlook in China or any other market in which we may operate could have a material adverse effect on consumer spending and therefore adversely affect our business, financial condition and results of operations.

Security breaches and attacks against our systems and network, and any potentially resulting breach or failure to otherwise protect confidential and proprietary information, could damage our reputation and negatively impact our business, as well as materially and adversely affect our financial condition and results of operations.

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

       We have in the past and are likely again in the future to be subject to these types of attacks, although to date no such attack has resulted in any material damages or remediation costs. If we are unable to avert these attacks and security breaches, we could be subject to significant legal and financial liability, our reputation would be harmed and we could sustain substantial revenue loss from lost sales and customer dissatisfaction. We may not have the resources or technical sophistication to anticipate or prevent rapidly evolving types of cyber-attacks. Cyber-attacks may target us, our merchants, consumers, users, customers or other participants, or the communication infrastructure on which we depend. Actual or anticipated attacks and risks may cause us to incur significantly higher costs, including costs to deploy additional personnel and network protection technologies, train employees, and engage third-party experts and consultants. Cybersecurity breaches would not only harm our reputation and business, but also could materially decrease our revenue and net income. We do not carry cybersecurity insurance.

We may not be able to acquire a direct equity ownership interest in Ant Financial Services.

       In August 2014, we entered into a share and asset purchase agreement, or the 2014 SAPA, to restructure the economic terms of our relationship with Alipay and Ant Financial Services. The 2014 SAPA provides for future potential equity issuances of up to 33% of equity interest in Ant Financial Services to us in the event that Ant Financial Services applies for and receives certain PRC regulatory approvals in the future. In addition, in the event of a qualified IPO of Ant Financial Services or Alipay, if our total ownership of equity interests in Ant Financial Services, if any, has not reached 33%, we would be entitled, at our election, to receive a one-time payment equal to 37.5% of the equity value, immediately prior to such qualified IPO of Ant Financial Services, as a whole and not just of its subsidiary Alipay. If we acquire equity interests in Ant Financial Services in an aggregate amount less than the full 33% equity interest, then the percentage of Ant Financial Services' equity value used to calculate the liquidity event payment will be reduced proportionately. If Ant Financial Services does not receive the required PRC regulatory approvals mentioned above, we will not be able to acquire a direct equity ownership interest in Ant Financial Services, and we would fail to benefit from any appreciation in its equity value beyond the date of a qualified IPO of Ant Financial Services or Alipay. Our inability to reap the benefits of any appreciation in equity value of Ant Financial Services, including in connection with a qualified IPO of Ant Financial Services or Alipay, could represent a significant missed opportunity that is beyond our control. In addition, if we elect to receive a one-time payment equal to 37.5% of the equity value, immediately prior to such qualified IPO of Ant Financial Services, it is possible that Ant Financial Services will not have sufficient funds to make the payment in a timely manner or on a schedule acceptable to us. See "Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Agreements and Transactions Related to Ant Financial Services and its Subsidiaries — 2014 Restructuring of Our Relationship with Ant Financial Services and Alipay."

Tightening of tax compliance efforts with respect to the revenue or profit generated by our merchants could materially and adversely affect our business, financial condition and results of operations.

       E-commerce in China is still developing, and the PRC government may require operators of marketplaces, such as our company, to assist in the collection of taxes with respect to the revenue or profit generated by merchants from transactions conducted on their platforms. A significant number of small businesses and sole proprietors operating businesses through storefronts on Taobao Marketplace may not have completed the required tax registration. PRC tax authorities may enforce registration requirements that target small businesses or sole proprietors on Taobao Marketplace and may request our assistance in these efforts. As a result, these merchants may be subject to more stringent tax compliance requirements and liabilities and their business on our marketplaces could suffer or they could decide to remove their storefronts from our marketplace rather than comply, which could in turn negatively affect us. We may also be requested by tax authorities to supply information on our merchants, such as transaction records and bank account information, and assist in the enforcement of tax regulations, including the payment and withholding obligations against our merchants, in which case, we may lose existing merchants and potential merchants might not be willing to open storefronts on our marketplaces.

       Potential heightened enforcement against participants in e-commerce transactions (including imposition of reporting or withholding obligations on operators of marketplaces with respect to value-added tax of merchants) could have a material adverse effect on our business, financial condition and results of operations.

We have been and may continue to be subject to allegations and lawsuits claiming that items listed and content available on our marketplaces and websites are pirated, counterfeit or illegal.

       We have received in the past, and we anticipate we will receive in the future, communications alleging that items offered, sold or made available through our online marketplaces and websites by third parties or that we make available through other services, such as our online music platform, infringe third-party copyrights, trademarks and patents or other intellectual property rights. Although we have adopted measures to verify the authenticity of products sold on our marketplaces and to minimize potential infringement of third-party intellectual property rights through our intellectual property infringement complaint and take-down procedures, these measures may not always be successful. We have been and may continue to be subject to allegations of civil or criminal liability based on allegedly unlawful activities carried out by third parties through our online marketplaces. We also have been and may continue to be subject to allegations that we were participants in or facilitators of such allegedly unlawful activities. For example, in May 2015 we were named as a defendant in a lawsuit filed in the Southern District of New York by Kering S.A and other plaintiffs, which asserts various claims based on, among other things, the sales of allegedly counterfeit or otherwise trademark infringing merchandise by merchants on certain of our marketplaces. We have acquired certain companies, such as Youku Tudou and a controlling stake in Lazada, and may continue to acquire other companies that are or may be subject to allegations and lawsuits regarding infringement of third-party intellectual property or other rights.

       When we receive complaints or allegations regarding infringement or counterfeit goods, we follow procedures we have developed to verify the nature of the complaint and the relevant facts. We believe these procedures are important for purposes of investigating the allegations in question so that we can ensure confidence in our marketplace among consumers and merchants; however, these procedures could result in delays in delistings of allegedly infringing product listings. In the event that alleged counterfeit or infringing products are listed or sold on our marketplaces or our other services, we could face claims relating to such listings or sales or for our alleged failure to act in a timely or effective manner in response to infringement or to otherwise restrict or limit such sales or infringement.

       We may implement further measures in an effort to strengthen our protection against these potential liabilities that could require us to spend substantial additional resources and/or experience reduced revenues. In addition, these changes may reduce the attractiveness of our marketplaces and other services to consumers, merchants and other participants. A customer whose content is removed or whose services are suspended or terminated by us, regardless of our compliance with the applicable laws, rules and regulations, may dispute our actions and commence action against us for damages based on breach of contract or other causes of action, make public complaints or allegations or organize group protests and publicity campaigns against us. Any costs incurred as a result of liability or asserted liability relating to the sale of unlawful goods or other infringement could harm our business. Moreover, we have received in the past, and may continue to receive in the future, negative publicity regarding the sales of counterfeit and pirated items on our marketplaces. Each year, in its annual Special 301 Report or Special 301 Out-of-Cycle Review Report, the Office of the U.S. Trade Representative, or USTR, identifies "notorious markets" that reportedly engage in and facilitate substantial copyright piracy and trademark counterfeiting. In 2008, 2009 and 2010, Alibaba.com, and in 2008, 2009, 2010 and 2011, Taobao Marketplace, were named as notorious markets. The USTR subsequently removed these marketplaces from its list. However, there is no assurance that the USTR will not identify these marketplaces or our other businesses as notorious markets in the future. In its December 2015 Out-of-Cycle Review, the USTR expressed concern about our procedures, citing complaints by rights holders. The USTR did not name any of our marketplaces as notorious markets, but encouraged us to continue to enhance cooperation with rights holders to address concerns.

       In January 2015, the State Administration for Industry and Commerce in China, or SAIC, released a report stating that Taobao Marketplace had the highest percentage of counterfeit goods among the online marketplaces that it surveyed. Subsequently, in the same month, the SAIC released a self-described "white paper" discussing perceived failures of our platforms, including an alleged failure to crack down on the sale of counterfeit goods and other alleged illegal activities on our China retail marketplaces. Although the SAIC withdrew the so-called "white paper" the same day it was released, and later clarified that the document carried no legal force, continued public perception that counterfeit or pirated items are commonplace on our marketplaces or that we delay the process of removing such items, even if factually incorrect, could damage our reputation with consumers, harm our business, result in litigation and regulatory pressure or action against us and diminish the value of our brand name.

Failure to deal effectively with any fraud perpetrated and fictitious transactions conducted on our marketplaces and other sources of customer dissatisfaction would harm our business.

       We face risks with respect to fraudulent activities on our marketplaces and periodically receive complaints from consumers who may not have received the goods that they had purchased, as well as complaints from merchants who have not received payment for the goods that a consumer had contracted to purchase. Although we have implemented various measures to detect and reduce the occurrence of fraudulent activities on our marketplaces, there can be no assurance that such measures will be effective in combating fraudulent transactions or improving overall satisfaction among our merchants, consumers and other participants. Additional measures that we take to address fraud could also negatively affect the attractiveness of our marketplaces to consumers or merchants. In addition, merchants on our marketplaces contribute to a fund to provide consumer protection guarantees. If our merchants do not perform their obligations under these programs, then we may use funds that have been deposited by merchants in a consumer protection fund to compensate consumers. If the amounts in the fund are not sufficient, we may choose to compensate consumers for such losses although we are not legally obligated to do so. Although we have recourse against our merchants for any amounts we incur, there is no assurance that we would be able to collect from our merchants.

       In addition to fraudulent transactions with legitimate consumers, merchants may also engage in fictitious or "phantom" transactions with themselves or collaborators in order to artificially inflate their own ratings on our marketplaces, reputation and search results rankings, an activity sometimes referred to as "brushing". This activity may harm other merchants by enabling the perpetrating merchant to be favored over legitimate merchants, and may harm consumers by deceiving them into believing that a merchant is more reliable or trusted than the merchant actually is.

       Moreover, illegal, fraudulent or collusive activities by our employees could also subject us to liability or negative publicity. In the past, we have discovered cases in which certain of our employees had accepted payments from merchants or other service providers in order to receive preferential treatment on our marketplaces. Although we dismiss the employees responsible for any such incidents and have implemented internal controls and policies with regard to the review and approval of merchant accounts, sales activities and other relevant matters, we cannot assure you that such controls and policies will prevent fraud or illegal activity by our employees or that similar incidents will not occur in the future. Any such illegal, fraudulent or collusive activity could severely damage our brand and reputation as an operator of trusted marketplaces, which could drive users and consumers away from our marketplaces, and materially and adversely affect our business, financial condition and results of operations.

       In January 2015, the SAIC discussed alleged fraudulent and fictitious transactions on our China retail marketplaces in its self-described "white paper." Although the SAIC withdrew the so-called "white paper" the same day it was released and later clarified that the document carried no legal force, the negative publicity and user sentiment generated as a result of this document or other allegations of fraudulent or deceptive conduct on our platforms could severely diminish consumer confidence in and use of our services, reduce our ability to attract new or retain current merchants, consumers and other participants, damage our reputation, result in shareholder or other litigation and diminish the value of our brand names, and materially and adversely affect our business, financial condition and results of operations.

We may increasingly become a target for public scrutiny, including complaints to regulatory agencies, negative media coverage, including social media and malicious reports, all of which could severely damage our reputation and materially and adversely affect our business and prospects.

       We process an extremely large number of transactions on a daily basis on our marketplaces, and the high volume of transactions taking place on our marketplaces and publicity about our business creates the possibility of heightened attention from the public, regulators, the media and our participants. Heightened regulatory and public concern over consumer protection and consumer safety issues may subject us to additional legal and social responsibilities, and may also expose us to increased scrutiny and negative publicity over such issues, due to the large number of transactions that take place on our platforms and the increasing scope of our overall business operations. In addition, changes in our services or policies have resulted and could result in objections by members of the public, the media, including social media, participants in our ecosystem or others. From time to time, these objections or allegations, regardless of their veracity, may result in public protests or negative publicity, which could result in government inquiry or harm our reputation. Corporate transactions we or related parties undertake, such as our recent acquisition of the media business of SCMP Group Limited, which includes the South China Morning Post newspaper, may also subject us to increased media exposure and public scrutiny in Hong Kong, China and internationally. Moreover, as our business expands and grows, both organically and through acquisitions of and investments in other businesses, domestically and internationally, we will be exposed to heightened regulatory scrutiny in jurisdictions where we already operate as well as in new jurisdictions in areas including consumer safety, public health and public trust. There is no assurance that we would not become a target for regulatory or public scrutiny in the future or such scrutiny and public exposure would not severely damage our reputation as well as our business and prospects.

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

We and Ant Financial Services are subject to a broad range of laws and regulations, and future laws and regulations may impose additional requirements and other obligations on our business or otherwise that could materially and adversely affect our business, financial condition and results of operations.

       The industries in which we and Ant Financial Services operate in the PRC, including online and mobile commerce and payments, online content offerings, financial services, cloud computing and entertainment, are highly regulated. The PRC government authorities are likely to continue to issue new laws, rules and regulations governing these industries, enhance enforcement of existing laws, rules and regulations and impose requirements relating to, among other things, new and additional licenses, permits and approvals or governance or ownership structures on us, Ant Financial Services and our users. These laws, rules and regulations and their application to us could take a direction that is adverse to our or Ant Financial Services' business at any time. In addition, there is no assurance that any required licenses, permits and approvals could be obtained or such new requirements can be satisfied in a timely or cost-effective manner, and failure to obtain them could have a material adverse effect on our business, financial condition and results of operations. Changes in regulatory enforcement as well as tax policy in the PRC could also result in additional compliance obligations and increased costs or place restrictions upon our current or future operations. Any such legislation or regulation could also severely disrupt and constrain our business and the payment services used on our marketplaces.

       We have from time to time been subject to PRC and foreign government inquiries and investigations, including those relating to website content and alleged third-party intellectual property infringement. We also face scrutiny, and have been subject to inquiries and investigations, from foreign governmental bodies that focus on cross-border trade, intellectual property protection, our investment activities, human rights, user privacy matters and fraudulent or other criminal transactions. None of these inquiries and investigations has resulted in significant restrictions on our business operations. However, as we continue to grow in scale and significance, we expect to face increased scrutiny, which will, at a minimum, result in our having to increase our investment in compliance and related capabilities and systems.

       The increasing sophistication and development of our user base and our expansion into the mobile and entertainment business will also increase the need for higher standards of user protection, privacy protection and dispute management. Any increased involvement in inquiries or investigations could result in significantly higher legal and other costs, restraints on our ability to enforce the contracts we have entered into, loss of business and revenue, liability for breach of contracts with third parties, diversion of management and other resources, as well as negative publicity, which could harm our business and reputation and materially reduce our revenue and net income.

       Ant Financial Services, which through Alipay provides the substantial majority of the payment processing services on our marketplaces as well as other financial services such as wealth management, insurance and credit referencing services, is subject to various laws, rules and regulations in the PRC and other countries where it operates, including those governing banking, privacy, cross-border and domestic money transmission, anti-money laundering, counter-terrorist financing and consumer protection laws, rules and regulations. For example, the laws, rules and regulations governing account verification are evolving rapidly. The Administrative Measures for the Online Payment Business of Non-bank Payment Institutions, or the Online Payment Measures, which will come into effect on July 1, 2016, include provisions relating to account management, security measures and other matters and require third-party payment providers to open real-name payment accounts for clients after verifying clients' valid identification documents. Different identification verification procedures are required for the opening of different types and tiers of payment accounts, which are subject to a range of purchasing and account transfer limits. After the effectiveness of the Online Payment Measures, the ability of consumers to pay for purchases on our marketplaces using deposits in their Alipay payment accounts may be materially limited, although the Online Payment Measures do not affect Alipay's escrow services. In April 2014, the China Banking Regulatory Commission, or the CBRC, and the PBOC issued Joint Circular 10, which requires commercial banks and other financial institutions in China to conduct additional customer verification procedures prior to establishing an automatic payment link between customers' bank accounts and their accounts with third-party payment services, such as Alipay. These laws, rules and regulations are highly complex and could change or be reinterpreted to make it difficult or impossible for Ant Financial Services to comply. In recent years, the PRC government has increasingly focused on regulation of the financial industry, including laws, rules and regulations relating to the provision of payment services. In addition, Alipay is required to maintain a payment business license in the PRC.

       Ant Financial Services is also required to maintain other applicable money transmitter or other licenses and approvals from regulatory authorities in other jurisdictions outside China in which it operates, and the expansion by Ant Financial Services of its business may require additional licenses and approvals. In addition, in certain jurisdictions outside China where Alipay currently does not have the required money transmitter or other licenses, Alipay provides payment processing and escrow services through third-party service providers. If these providers were to terminate their relationship with Alipay or otherwise cease providing services to Alipay, cross-border transactions on our marketplaces would be negatively affected. If Alipay or its partners fail to obtain and maintain all required licenses and approvals or otherwise fails to comply with applicable laws, rules and regulations, if new laws, rules or regulations come into effect that impact Alipay or its partners' businesses, its services could be suspended or severely disrupted, and our business, financial condition and results of operations would be materially and adversely affected.

We may be accused of infringing intellectual property rights of third parties and content restrictions of relevant laws.

       Third parties may claim that the technology used in the operation of our platforms or our service offerings or the content on our platforms, including content available through our search business, online reading platform and news feed features, infringe upon their intellectual property rights. Although we have not in the past faced material litigation involving direct claims of infringement by us, the possibility of intellectual property claims against us, whether in China or other jurisdictions, increases as we continue to grow, particularly internationally. We have also acquired businesses, such as Youku Tudou, that have been, and may continue to be, subject to liabilities for infringement of third-party intellectual property rights or other allegations based on the content available on their websites or the services they provide. In addition, we expect our ecosystem to involve more and more user-generated content, including the entertainment content on Youku Tudou, the interactive media content displayed on Tmall and Taobao Marketplace, as well as the data generated, uploaded and saved by users of our cloud computing services, over which we have limited control and we may be subject to claims for infringement of third-party intellectual property rights, or subject us to additional scrutiny by the relevant government authorities. Such claims or scrutiny, whether or not having merit, may result in our expenditure of significant financial and management resources, injunctions against us or payment of damages. We may need to obtain licenses from third parties who allege that we have infringed their rights, but such licenses may not be available on terms acceptable to us or at all. These risks have been amplified by the increase in the number of third parties whose sole or primary business is to assert such claims.

       China has enacted laws and regulations governing Internet access and the distribution of products, services, news, information, audio-video programs and other content through the Internet. The PRC government has prohibited the distribution of information through the Internet that it deems to be in violation of PRC laws and regulations, impairs the national dignity of China or the public interest, or is obscene, superstitious, fraudulent or defamatory. Users of certain of our websites and platforms, including Youku Tudou, can upload content, to such websites and platforms, which is generally referred to as "user-generated content." Due to the significant amount of content uploaded by our users, we may not be able to identify all the videos or other content that may violate relevant laws and regulations. If any of the information disseminated through our marketplaces and websites, including videos and other content (including user-generated content) displayed on Youku Tudou's or other of our websites or on our Tmall set-top-boxes and smart televisions powered by our YunOS that provide access to entertainment and e-commerce content, were deemed by the PRC government to violate any content restrictions, we would not be able to continue to display such content and could become subject to penalties, including confiscation of income, fines, suspension of business and revocation of required licenses, which could materially and adversely affect our business, financial condition and results of operations. The outcome of any claims, investigations and proceedings is inherently uncertain, and in any event defending against these claims could be both costly and time-consuming, and could significantly divert the efforts and resources of our management and other personnel. An adverse determination in any such litigation or proceedings could cause us to pay damages, as well as legal and other costs, limit our ability to conduct business or require us to change the manner in which we operate and harm our reputation.

We may become the target of anti-monopoly and unfair competition claims, which may result in our being subject to fines as well as constraints on our business.

       Although the PRC Anti-Monopoly Law is relatively recent, having taken effect on August 1, 2008, PRC anti-monopoly enforcement agencies, namely the Ministry of Commerce, or the MOFCOM, the National Development and Reform Commission, or the NDRC, and the SAIC, have in recent years strengthened enforcement actions, including levying significant fines, with respect to concentration of undertakings and cartel activity, mergers and acquisitions, as well as abusive behavior of companies having market dominance. The PRC Anti-Monopoly Law also provides a private right of action for competitors or users to bring anti-monopoly claims against companies. In recent years, an increased number of companies have been exercising their right to seek relief under the PRC Anti-Monopoly Law. As public awareness of the rights under the PRC Anti-Monopoly Law increases, more companies, including our competitors, business partners and customers may resort to seeking the remedies available under the law, such as through complaints to regulators or as plaintiffs in private ligation, to improve their competition position, regardless of the merits of their claims.

       From time to time, we may receive close scrutiny from government agencies under the PRC Anti-Monopoly Law in connection with our business practices, investments and acquisitions. Any anti-monopoly lawsuit or administrative proceeding initiated against us may result in our being subject to profit disgorgement, heavy fines and various constraints on our business, or result in negative publicity which could harm our reputation and negatively affect the trading price of our ADSs. These constraints could include forced termination of any agreements or arrangements that are determined to be in violation of anti-monopoly laws, required divestitures and limitations on certain business practices, which may limit our ability to continue to innovate, diminish the appeal of our services and increase our operating costs. These constraints could also enable our competitors to develop websites, products and services that mimic the functionality of our services, which could decrease the popularity of our marketplaces, products and services among merchants, consumers and other participants, and cause our revenue and net income to decrease materially.

We may face challenges in expanding our international and cross-border operations.

       As we plan to continue expanding our operations into existing and other markets, we will face risks associated with expanding into markets in which we have limited or no experience and in which our company may be less well-known. We may be unable to attract a sufficient number of customers and other participants, fail to anticipate competitive conditions or face difficulties in operating effectively in these new markets. The expansion of our international and cross-border business will also expose us to risks inherent in transacting business globally, including:

  •
  inability to recruit international talent and challenges in replicating or adapting our company policies and procedures to operating environments different than that of China;

  •
  lack of acceptance of our service offerings;

  •
  challenges and increased expenses associated with staffing and managing international and cross-border operations and managing an organization spread over various jurisdictions;

  •
  trade barriers such as import and export restrictions, high custom duties and other taxes, competition law regimes and other trade restrictions;

  •
  differing and potentially adverse tax consequences;

  •
  increased and conflicting regulatory compliance requirements;

  •
  challenges caused by distance, language and cultural differences;

  •
  increased costs to protect intellectual property and personal data security;

  •
  availability and reliability of international and cross-border payment systems;

  •
  exchange rate fluctuations; and

  •
  political instability and general economic or political conditions in particular countries or regions.

As we expand further into new regions and markets, these risks could intensify. One or more of these factors could adversely impact our international and cross-border operations. Accordingly, any efforts we make to expand our international and cross-border operations may not be successful. Failure to expand our international and cross-border operations could materially and adversely affect our business, financial condition and results of operations.

       Transactions conducted through our international and cross-border marketplaces may be subject to different customs, taxes and import/export rules and regulations. For example, the Notice on Tax Policies of Cross-Border E-Commerce Retail Importation effective as of April 8, 2016, or the New Cross-Border E-commerce Tax Notice, replaced the previous system for taxing imported consumer goods into the PRC and introduced a 17% VAT on most products sold through e-commerce platforms and a 30% consumption tax on cosmetics and perfumes, but no consumption taxes on skin care products, maternity and baby care products, in the event that the prescribed quotas are exceeded. See "Item 4. Information on the Company — B. Business Overview — Regulation — Tax Regulations." The change of regulation pattern regarding the import tax on consumer goods imported through cross-border e-commerce platforms, as well as limitation on the import categories, may substantially increase import tax imposed on buyers and thus raise the price of goods sold on our cross-border platforms, which may impair our competitive advantage and could adversely affect the growth of our cross-border e-commerce operation, our financial condition and results of operations.

       These customs and import/export rules and regulations are complex, and customs and tax authorities in the relevant jurisdictions may challenge our interpretation of applicable customs and import/export rules relating to product shipments under their respective customs and import/export laws and treaties. In addition, we will also face the challenge of complying concurrently with the compliance rules and regulations of multiple jurisdictions, and such rules or regulations could conflict or interact with each other in complex ways. Our globalization strategy may be adversely affected by the complexity and development of customs and import/export laws, rules and regulations, including the change of PRC regulation pattern regarding the import tax on consumer goods imported through cross-border e-commerce platforms.

Our brand name and our business may be harmed by aggressive marketing and communications strategies of our competitors.

       Due to intense competition in our industry, we have been and may be the target of incomplete, inaccurate and false statements about our company and our products and services that could damage our and our management's reputation and our brand and materially deter consumers from making purchases on our marketplaces. Our ability to respond to our competitors' misleading marketing efforts may be limited during our self-imposed quiet periods around quarter ends or due to legal prohibitions on permissible public communications by us during certain other periods.

Our results of operations fluctuate significantly from quarter to quarter which may make it difficult to predict our future performance.

       Our results of operations fluctuate significantly from quarter to quarter. In addition, our business is characterized by seasonal fluctuations, which may cause further fluctuations. The fourth quarter of each calendar year generally contributes the largest portion of our annual revenues due to a number of factors, such as merchants allocating a significant portion of their online marketing budgets to the fourth calendar quarter, promotions, such as Singles Day on November 11 of each year and the impact of seasonal buying patterns in respect of certain categories such as apparel. The first quarter of each calendar year generally contributes the smallest portion of our annual revenues, primarily due to a lower level of allocation of online marketing budgets by merchants at the beginning of the calendar year and the Chinese New Year holiday, during which time consumers generally spend less and businesses in China are generally closed. We may also introduce new promotions or change the timing of our promotions in ways that further cause our quarterly results to fluctuate and differ from historical patterns. In addition, seasonal weather patterns may affect the timing of buying decisions. For example, unexpectedly long periods of warm weather could delay the purchase of heavier clothing items that have higher average selling prices. The performance of our equity investees and of businesses in which we have made investments, may also result in fluctuations in our results of operations. Fluctuations in our results of operations related to our investments may also result from the accounting implication of re-measurement of fair values of certain financial instruments, share-based awards and previously held equity interests upon disposal or step acquisitions. Given that the fair value movements of the underlying equities of financial instruments, share-based awards or equity interests are beyond the control of our management, the magnitude of the related accounting impact is unpredictable and may affect our results of operations significantly. Our results of operations will likely fluctuate due to these and other factors, some of which are beyond our control. In addition, our growth in the past may have masked the seasonality that might otherwise be apparent in our results of operations. As the rate of growth of our business declines in comparison to prior periods, we expect that the seasonality in our business may become more pronounced. Moreover, as our business grows, we expect that our fixed costs and expenses, such as payroll and benefits, bandwidth and co-location fees, will continue to increase, which will result in operating leverage in seasonally strong quarters but can significantly pressure operating margins in seasonally weak quarters.

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

       Intellectual property protection may not be sufficient in China or other countries in which we operate. Confidentiality agreements may be breached by counterparties, and there may not be adequate remedies available to us for these breaches. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in China or elsewhere. In addition, policing any unauthorized use of our intellectual property is difficult, time-consuming and costly and the steps we have taken may be inadequate to prevent the misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, the litigation could result in substantial costs and a diversion of our managerial and financial resources. We can provide no assurance that we will prevail in such litigation. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. Any failure in protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

We may be subject to claims under consumer protection laws, including health and safety claims and product liability claims, if property or people are harmed by the products and services sold on our marketplaces.

       Due to several high-profile incidents involving food safety and consumer complaints that have occurred in China in recent years, the PRC government, media outlets and public advocacy groups are increasingly focused on consumer protection. Moreover, as part of our growth strategy, we expect to increase our focus on food, food supplements and beverages, mother care, baby care and healthcare products and services, and electronics products, and have also invested in companies involved in these sectors, which could expose us to increasing liability associated with consumer protection laws in those areas. Operators of commerce marketplaces and platforms are subject to certain provisions of consumer protection laws even where the operator is not the merchant of the product or service purchased by the consumer. For example, under applicable consumer protection laws in China, e-commerce platform operators may be held liable for consumer claims relating to damage if they are unable to provide consumers with the true name, address and contact details of merchants or service providers. In addition, if we do not take appropriate remedial action against merchants or service providers for actions they engage in that we know, or should have known, would infringe upon the rights and interests of consumers, we may be held jointly liable with the merchant or service provider for such infringement. Moreover, applicable consumer protection laws in China hold that trading platforms will be held liable for failing to meet any undertakings that the platforms make to consumers with regard to products listed on their websites. Furthermore, we are required to report to SAIC or its local branches any violation of applicable laws, regulations or SAIC rules by merchants or service providers, such as sales of goods without proper license or authorization, and to take appropriate remedial measures, including ceasing to provide services to the relevant merchants or service providers. We may also be held jointly liable with merchants who do not possess the proper licenses or authorizations to sell goods or sell goods that do not meet product standards. In addition, we are facing increasing levels of activist litigation in China by plaintiffs claiming damages based on consumer protection laws. This type of activist litigation could increase in the future, and if it does, we could face increased costs defending such suits and damages should we not prevail, which could materially and adversely affect our reputation and brand and our results of operations. As our business expands outside of China, we may also face increasing scrutiny from consumer protection regulators in the United States, Europe and other jurisdictions. If claims are brought against us under any of these laws, we could be subject to damages and reputational damage as well as action by regulators, which could have a material adverse effect on our business, financial condition and results of operations. We do not maintain product liability insurance for products and services transacted on our marketplaces, and our rights of indemnity from the merchants on our marketplaces may not adequately cover us for any liability we may incur. Even unsuccessful claims could result in the expenditure of funds and management time and resources and could materially reduce our net income and profitability.

We may be subject to material litigation and regulatory proceedings.

       We have been involved in litigation relating principally to third-party and principal intellectual property infringement claims, contract disputes involving merchants and consumers on our platform, consumer protection claims, employment related cases and other matters in the ordinary course of our business. As our ecosystem expands, including across jurisdictions and through the addition of new businesses, and as litigation becomes more common in China, we may face an increasing number of such claims, including those involving higher amounts of alleged damages. We have acquired and may acquire companies, such as Youku Tudou, that are subject to or may become subject to litigation, including shareholder class action lawsuits in the case of companies we acquire that are or were publicly-listed companies.

       As a publicly-listed company, we may face additional exposure to claims and lawsuits inside and outside China. We will need to defend against such lawsuits, including any appeals should our initial defense be successful. The litigation process may utilize a material portion of our cash resources and divert management's attention from the day-to-day operations of our company, all of which could harm our business. There can be no assurance that we will prevail in any such cases, and any adverse outcome of these cases could have a material adverse effect on our reputation, business and results of operations. In particular, we have been named as a defendant in certain purported shareholder class action lawsuits described in "Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal and Administrative Proceedings." We are currently unable to estimate the possible loss or possible range of loss, if any, associated with the resolution of these lawsuits. An unfavorable outcome from the lawsuits, including any plaintiff's appeal of the judgment in these lawsuits, could have a material adverse effect on our consolidated financial position, results of operations, or cash flows in the future. In addition, although we have obtained directors and officers liability insurance, the insurance coverage may not be adequate to cover our indemnification obligations.

       Earlier this year, the U.S. Securities and Exchange Commission, or SEC, informed us that it was initiating an investigation into whether there have been any violations of the federal securities laws. The SEC has requested that we voluntarily provide it with documents and information relating to, among other things: our consolidation policies and practices (including our accounting for Cainiao Network as an equity method investee), our policies and practices applicable to related party transactions in general, and our reporting of operating data from Singles Day. We are voluntarily disclosing this SEC request for information and cooperating with the SEC and, through our legal counsel, have been providing the SEC with requested documents and information. The SEC advised us that the initiation of a request for information should not be construed as an indication by the SEC or its staff that any violation of the federal securities laws has occurred. This matter is ongoing, and, as with any regulatory proceeding, we cannot predict when it will be concluded.

       The existence of litigation, claims, investigations and proceedings may harm our reputation and adversely affect the trading price of our ADSs. The outcome of any claims, investigations and proceedings is inherently uncertain, and in any event defending against these claims could be both costly and time-consuming, and could significantly divert the efforts and resources of our management and other personnel. An adverse determination in any litigation, investigation or proceeding could cause us to pay damages as well as legal and other costs, limit our ability to conduct business or require us to change the manner in which we operate.

We may suffer reputational harm and the price of our ADSs may decrease significantly due to business dealings or connections of merchants or consumers on our marketplaces with sanctioned countries or persons.

       The U.S. government imposes broad economic and trade restrictions on certain countries and regions, or the Sanctioned Countries, including Cuba, Iran, North Korea, Sudan and Syria, and numerous individuals and entities, including those designated as having engaged in activities relating to terrorism, drug trafficking, proliferation of weapons of mass destruction or human rights violations, or the Sanctioned Persons. The United Nations, the European Union, or the EU, the United Kingdom, or the UK, and other countries also impose economic and trade restrictions, including on certain of the Sanctioned Countries and Sanctioned Persons. We do not have employees or operations in the Sanctioned Countries, and, although our websites are open and available worldwide, we do not actively solicit business from the Sanctioned Countries or Sanctioned Persons.

       As a Cayman Islands company, we are generally not required to comply with U.S., UK, and EU sanctions to the same extent as U.S., UK or EU entities. However, our U.S., UK, and EU subsidiaries, our employees who are U.S. persons or UK or EU nationals, activities in the U.S., UK, or EU, activities involving U.S.-origin goods or services, and certain Iran-related activities, may be subject to applicable sanctions requirements. In the case of Alibaba.com, our aggregate cash revenue from members in these Sanctioned Countries in fiscal year 2016 accounted for less than 0.04% of our international wholesale commerce cash revenue. In the case of AliExpress and Taobao Marketplace, an insignificant percentage of orders have been placed by consumers from the Sanctioned Counties, with an aggregate GMV settled of approximately US$10.2 million in the twelve months ended March 31, 2016. As all transaction fees on AliExpress and Taobao Marketplace are paid by merchants, primarily based in China, we do not earn any fees or commission from consumers in Sanctioned Countries in respect of transactions conducted on these platforms.

       We cannot assure you that current or future economic and trade sanctions regulations or developments will not have a negative impact on our business or reputation. International economic and trade sanctions are complex and subject to frequent change, including jurisdictional reach and the lists of countries, entities, and individuals subject to the sanctions. Hence, we may incur significant costs related to current, new, or changing sanctions programs, as well as investigations, fines, fees or settlements, which may be difficult to predict. We also could face increased sanctions-related compliance costs and risks as we expand globally and into additional businesses, such as cloud computing and data hosting. In addition, our expanding network of global business partners, joint venture partners or other parties that have collaborative relationships with us or our affiliates may engage in activities in or with Sanctioned Countries or Sanctioned Persons, which might result in negative publicity, governmental investigations and reputational harm. Any of the above may cause the price of our ADSs to decline significantly, and thus materially reduce the value of your investment in our ADSs.

       Certain institutional investors, including state and municipal governments in the United States and universities, as well as financial institutions, have proposed or adopted divestment or similar initiatives regarding investments in companies that do business with Sanctioned Countries. Accordingly, as a result of activities on our marketplaces involving users based in the Sanctioned Countries, certain investors may not wish to invest, and certain financial institutions may not wish to lend or extend credit and may divest their investment in, or seek early repayment of loans to us. These divestment initiatives may negatively impact our reputation and investor sentiment with respect to our ADSs may be materially and adversely affected.

We may be subject to liability for content available in our ecosystem that is alleged to be socially destabilizing, obscene, defamatory, libelous or otherwise unlawful.

       Under PRC law and the laws of certain other jurisdictions in which we operate, we are required to monitor our websites and the websites hosted on our servers and mobile interfaces for items or content deemed to be socially destabilizing, obscene, superstitious or defamatory, as well as for items, content or services that are illegal to sell online or otherwise in other jurisdictions in which we operate our marketplaces, and promptly take appropriate action with respect to the relevant items, content or services. We may also be subject to potential liability in China or other jurisdictions for any unlawful actions of our customers or users of our websites or mobile interfaces or for content we distribute or that is linked from our platforms that is deemed inappropriate. It may be difficult to determine the type of content that may result in liability to us, our websites and platforms, such as Youku Tudou, which allow users to upload videos and other content to our websites, or our cloud computing services, which allow users to upload and save massive data on our cloud data centers, may make this even more difficult. If we are found to be liable, we may be subject to negative publicity, fines, have our relevant business operation licenses revoked, or be prevented from operating our websites or mobile interfaces in China or other jurisdictions.

       In addition, claims may be brought against us for defamation, libel, negligence, copyright, patent or trademark infringement, tort (including personal injury), other unlawful activity or other theories and claims based on the nature and content of information posted on our platforms, including user-generated content, product reviews and message boards, by our consumers, merchants and other participants.

       Regardless of the outcome of such a dispute or lawsuit, we may suffer from negative publicity and reputational damage as a result of these actions.

Failure to comply with the terms of our indebtedness could result in acceleration of indebtedness, which could have an adverse effect on our cash flow and liquidity.

       We have issued an aggregate of US$8.0 billion unsecured senior notes. We have also entered into a US$3.0 billion revolving credit facility and a five-year term loan facility of US$4.0 billion. Under the terms of our unsecured senior notes and credit facilities and under any debt financing arrangement that we may enter into in the future, we are, and may be in the future, subject to covenants that could, among other things, restrict our business and operations. If we breach any of these covenants, our lenders and holders of our unsecured senior notes will be entitled to accelerate our debt obligations. Any default under our credit facilities or unsecured senior notes could require that we repay these debts prior to maturity as well as limit our ability to obtain additional financing, which in turn may have a material adverse effect on our cash flow and liquidity.

We may need additional capital but may not be able to obtain it on favorable terms or at all.

       We may require additional cash resources due to future growth and development of our business, including any investments or acquisitions we may decide to pursue. If our cash resources are insufficient to satisfy our cash requirements, we may seek to issue additional equity or debt securities or obtain new or expanded credit facilities. Our ability to obtain external financing in the future is subject to a variety of uncertainties, including our future financial condition, results of operations, cash flows, trading price of our ADSs, liquidity of international capital and lending markets and PRC governmental regulations over foreign investment and the Internet industry in the PRC. In addition, incurring indebtedness would subject us to increased debt service obligations and could result in operating and financing covenants that would restrict our operations. There can be no assurance that financing will be available in a timely manner or in amounts or on terms acceptable to us, or at all. Any failure to raise needed funds on terms favorable to us, or at all, could severely restrict our liquidity as well as have a material adverse effect on our business, financial condition and results of operations. Moreover, any issuance of equity or equity-linked securities could result in significant dilution to our existing shareholders.

We are subject to interest rate risk in connection with our indebtedness.

       We are exposed to interest rate risk related to our indebtedness. The interest rates under our credit facilities and one tranche of our unsecured senior notes with an aggregate principal amount of US$300 million are based on a spread over LIBOR. As a result, the interest expenses associated with our indebtedness will be subject to the potential impact of any fluctuation in LIBOR. Any increase in LIBOR could impact our financing costs if not effectively hedged. Our RMB denominated bank borrowings are also subject to interest rate risk. Although from time to time, we use hedging transactions in an effort to reduce our exposure to interest rate risk, these hedges may not be effective.

We may not have sufficient insurance coverage to cover our business risks.

       We have obtained insurance to cover certain potential risks and liabilities, such as property damage, business interruptions and public liabilities. However, insurance companies in China offer limited business insurance products. As a result, we may not be able to acquire any insurance for all types of risks we face in our operations in China, and our coverage may not be adequate to compensate for all losses that may occur, particularly with respect to loss of business or operations. We do not maintain product liability insurance, nor do we maintain key-man life insurance. This could leave us exposed to potential claims and losses. Any business disruption, litigation, regulatory action, outbreak of epidemic disease or natural disaster could also expose us to substantial costs and diversion of resources. We cannot assure you that our insurance coverage is sufficient to prevent us from any loss or that we will be able to successfully claim our losses under our current insurance policy on a timely basis, or at all. If we incur any loss that is not covered by our insurance policies, or the compensated amount is significantly less than our actual loss, our business, financial condition and results of operations could be materially and adversely affected.

An occurrence of a natural disaster, widespread health epidemic or other outbreaks could have a material adverse effect on our business, financial condition and results of operations.

       Our business could be materially and adversely affected by natural disasters, such as snowstorms, earthquakes, fires or floods, the outbreak of a widespread health epidemic, such as swine flu, avian influenza, severe acute respiratory syndrome, or SARS, Ebola or other events, such as wars, acts of terrorism, environmental accidents, power shortage or communication interruptions. The occurrence of such a disaster or a prolonged outbreak of an epidemic illness or other adverse public health developments in China or elsewhere in the world could materially disrupt our business and operations. These events could also significantly impact our industry and cause a temporary closure of the facilities we use for our operations, which would severely disrupt our operations and have a material adverse effect on our business, financial condition and results of operations. Our operations could be disrupted if any of our employees or employees of our business partners were suspected of having the swine flu, avian influenza, SARS, Ebola, or other epidemical diseases, since this could require us or our business partners to quarantine some or all of these employees or disinfect the facilities used for our operations. In addition, our revenue and profitability could be materially reduced to the extent that a natural disaster, health epidemic or other outbreak harms the global or PRC economy in general. Our operations could also be severely disrupted if our consumers, merchants or other participants were affected by natural disasters, health epidemics or other outbreaks.

Risks Related to our Corporate Structure

The Alibaba Partnership and related voting agreements limit the ability of our shareholders to nominate and elect directors.

       Our articles of association allow the Alibaba Partnership to nominate or, in limited situations, appoint a simple majority of our board of directors. If at any time our board of directors consists of less than a simple majority of directors nominated or appointed by the Alibaba Partnership for any reason, including because a director previously nominated by the Alibaba Partnership ceases to be a member of our board of directors or because the Alibaba Partnership had previously not exercised its right to nominate or appoint a simple majority of our board of directors, the Alibaba Partnership will be entitled (in its sole discretion) to nominate or appoint such number of additional directors to the board as necessary to ensure that the directors nominated or appointed by the Alibaba Partnership comprise a simple majority of our board of directors.

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

       As of March 31, 2016, SoftBank owned approximately 32.2% of our outstanding ordinary shares. Subject to certain exceptions, SoftBank has agreed to grant the voting power of any portion of its shareholding exceeding 30% of our outstanding ordinary shares to Jack Ma and Joe Tsai by proxy. Under the terms of the voting agreement we entered into with SoftBank, SoftBank also has the right to nominate one member of our board of directors, and Yahoo, Jack and Joe have agreed to vote their shares (including shares for which they have voting power) in favor of the SoftBank director nominees at each annual general shareholders meeting in which the SoftBank nominee stands for election until such time as SoftBank holds less than 15% of our outstanding ordinary shares. SoftBank's director nomination right is also reflected in our articles of association. Except with regard to shareholder votes relating to the Alibaba Partnership director nominees, SoftBank will have significant influence over the outcome of matters that require shareholder votes and accordingly over our business and corporate matters. SoftBank may exercise its shareholder rights in a way that it believes is in its own best interest, which may conflict with the interest of our other shareholders. These actions may be taken even if SoftBank is opposed by our other shareholders.

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

       Foreign ownership of certain types of Internet businesses, such as Internet information services, is subject to restrictions under applicable PRC laws, rules and regulations. For example, foreign investors are generally not permitted to own more than 50% of the equity interests in a value-added telecommunication service provider. Any such foreign investor must also have experience and a good track record in providing value-added telecommunications services overseas. Although according to the Notice on Lifting the Restriction to Foreign Shareholding Percentage in Online Data Processing and Transaction Processing Business (Operational E-commerce) promulgated by the MIIT on June 19, 2015, foreign investors are allowed to hold up to 100% of all equity interests in the online data processing and transaction processing business (operational e-commerce) in China, other requirements provided by the Foreign Investment Telecommunications Rules (such as the track record and experience requirement for a major foreign investor) still apply. It is unclear how this notice will be implemented and there exist high uncertainties with respect to its interpretation and implementation by authorities.

       While the significant majority of our revenue was generated by our wholly-foreign owned enterprises in fiscal year 2016, we provide Internet information services in China, which are critical to our business, through a number of PRC incorporated variable interest entities. The variable interest entities are owned by PRC citizens who are our founders or senior employees or by PRC entities owned by such PRC citizens, or the variable interest entity equity holders, with whom we have contractual arrangements, or the contractual arrangements. The contractual arrangements give us effective control over each of the variable interest entities and enable us to obtain substantially all of the economic benefits arising from the variable interest entities as well as consolidate the financial results of the variable interest entities in our results of operations. Although the structure we have adopted is consistent with longstanding industry practice, and is commonly adopted by comparable companies in China, the PRC government may not agree that these arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future.

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

       The MOFCOM published a discussion draft of the proposed Foreign Investment Law in January 2015 aiming to, upon its enactment, replace the major existing laws and regulations governing foreign investment in China. While the MOFCOM completed the solicitation of the comments on this draft in February 2015, there are still substantial uncertainties with respect to its enactment timetable.

       Among other things, the draft Foreign Investment Law purports to introduce the principle of "actual control" in determining whether a company is considered a foreign invested enterprise, or an FIE. The draft Foreign Investment Law specifically provides that entities established in China but "controlled" by foreign investors will be treated as FIEs, whereas an entity organized in a foreign jurisdiction, but cleared by the MOFCOM as "controlled" by PRC entities and/or citizens, would nonetheless be treated as a PRC domestic entity for investment in the "restriction category" on the "negative list." In this connection, "control" is broadly defined in the draft law to cover any of the following summarized categories:

  •
  holding 50% or more of the voting rights or similar rights and interests of the subject entity;

  •
  holding less than 50% of the voting rights or similar rights and interests of the subject entity but having the power to directly or indirectly appoint or otherwise secure at least 50% of the seats on the board or other equivalent decision making bodies, or having the voting power to materially influence the board, the shareholders' meeting or other equivalent decision making bodies; or

  •
  having the power to exert decisive influence, via contractual or trust arrangements, over the subject entity's operations, financial, staffing and technology matters.

Once an entity is determined to be an FIE, and its investment amount exceeds certain thresholds or its business operation falls within a "negative list" purported to be separately issued by the State Council in the future, market entry clearance by the MOFCOM or its local counterparts would be required.

       The "variable interest entity" structure, or VIE structure, has been adopted by many PRC-based companies, including us and certain of our equity investees such as Weibo, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. Under the draft Foreign Investment Law, variable interest entities that are controlled via contractual arrangements would also be deemed as FIEs, if they are ultimately "controlled" by foreign investors. For any companies with a VIE structure in an industry category that is in the "restriction category" on the "negative list," the existing VIE structure may be deemed legitimate only if the ultimate controlling person(s) is/are of PRC nationality (either PRC state owned enterprises or agencies, or PRC citizens). Conversely, if the actual controlling person(s) is/are of foreign nationalities, then the variable interest entities will be treated as FIEs and any operation in the industry category on the "negative list" without market entry clearance may be considered as illegal.

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

The equity holders, directors and executive officers of the variable interest entities may have potential conflicts of interest with our company.

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

       Furthermore, a company controlled by Jack serves as one of the general partners of a PRC limited partnership that made a minority investment in Wasu. Yuzhu Shi, the founder, chairman and a principal shareholder of Giant Interactive, a China-based online game company that was previously listed on the New York Stock Exchange, and an entrepreneur with significant experience in and knowledge of the media industry in China, serves as the other general partner and the executive partner. The interest of the general partner controlled by Jack in the limited partnership is limited to a return of its RMB10,000 capital contribution. In addition, Simon Xie, a former employee who is one of our founders and an equity holder in certain of our variable interest entities, is a limited partner in this PRC limited partnership. To fund this investment, in April 2015 Simon was granted a financing with an aggregate principal of up to RMB6.9 billion by a major financial institution in the PRC. The financing is secured by a pledge of the Wasu shares acquired by the PRC limited partnership, and a pledge of certain wealth management products we purchased. In addition, we entered into a loan agreement for a principal amount of up to RMB2.0 billion with Simon in April 2015 to finance the repayment by Simon of the interest under the above financing. We expect that these arrangements will strengthen our strategic business arrangements with Wasu to pursue our strategy of expanding entertainment offerings to consumers. See "Item 5. Operating and Financial Review and Prospects — A. Operating Results — Recent Investment, Acquisition and Strategic Alliance Activities — Digital Entertainment — Wasu" and "Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Pledge for the Benefit of and Loan Arrangement with a Related Party."

       We cannot assure you that Jack Ma will act in our interest given his ability to control one of the general partners of the PRC limited partnership invested in Wasu, nor can we assure you that he will not breach his obligations to us as our director, including obligations not to compete with us. In addition, the interests of Mr. Shi, as an independent third-party, may not coincide with those of Jack as the other general partner in the PRC limited partnership, or with our interests in pursuing our entertainment strategy. If any such conflicts arise between Jack and Mr. Shi in conducting the business of the PRC limited partnership, it could potentially have a material adverse effect on our relationship with the shareholder of Wasu and, consequently, on our ability to achieve the strategic objectives of our alliance with Wasu. Furthermore, there is no assurance that Simon will have sufficient resources to repay the loans in a timely manner or at all. The loan that we provided to Simon is secured by a pledge of Simon's limited partnership interest in the PRC limited partnership. However, if Simon fails to repay the loan, our enforcement of such secured interests could be costly and time-consuming and would be subject to the uncertainties in the PRC legal system.

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

       While the PRC economy has experienced significant growth in the past three decades, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall PRC economy, but may also have a negative effect on us. Our financial condition and results of operation could be materially and adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. In addition, the PRC government has implemented in the past certain measures, including interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activity. While the PRC government started easing its monetary policy in 2015, there have been signs of continuing economic slowdown in China. Any prolonged slowdown in the Chinese economy could lead to a reduction in demand for our services and consequently have a material adverse effect on our businesses, financial condition and results of operations.

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

       In 1979, the PRC government began to promulgate a comprehensive system of laws, rules and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investment in China. However, China has not developed a fully integrated legal system, and recently enacted laws, rules and regulations may not sufficiently cover all aspects of economic activities in China or may be subject to significant degree of interpretation by PRC regulatory agencies and courts. In particular, because these laws, rules and regulations are relatively new, and because of the limited number of published decisions and the non-precedential nature of such decisions, and because the laws, rules and regulations often give the relevant regulator significant discretion in how to enforce them, the interpretation and enforcement of these laws, rules and regulations involve uncertainties and can be inconsistent and unpredictable. Therefore, it is possible that our existing operations may be found not to be in full compliance with relevant laws and regulations in the future. In addition, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, and which may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until after the occurrence of the violation.

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

       Under the PRC Anti-Monopoly Law, companies undertaking acquisitions relating to businesses in China must notify MOFCOM, in advance of any transaction where the parties' revenues in the China market exceed certain thresholds and the buyer would obtain control of, or decisive influence over, the other party. In addition, on August 8, 2006, six PRC regulatory agencies, including the MOFCOM, the State-Owned Assets Supervision and Administration Commission, the State Administration of Taxation, the SAIC, the China Securities Regulatory Commission, or the CSRC, and the State Administration of Foreign Exchange, or SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which came into effect on September 8, 2006 and was amended on June 22, 2009. Under the M&A Rules, the approval of MOFCOM must be obtained in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire domestic companies affiliated with such PRC enterprises or residents. Applicable PRC laws, rules and regulations also require certain merger and acquisition transactions to be subject to security review. Due to the level of our revenues, our proposed acquisition of control of, or decisive influence over, any company with revenues within China of more than RMB400 million in the year prior to any proposed acquisition would be subject to MOFCOM merger control review. As a result of our size, many of the transactions we may undertake could be subject to MOFCOM merger review. Complying with the requirements of the relevant regulations to complete such transactions could be time-consuming, and any required approval processes, including approval from MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share. In addition, MOFCOM has not accepted antitrust filings for any transaction involving parties that adopt a variable interest entity structure. If MOFCOM's practice remains unchanged, our ability to carry out our investment and acquisition strategy may be materially and adversely affected and there may be significant uncertainty as to whether transactions that we may undertake would subject us to fines or other administrative penalties and negative publicity and whether we will be able to complete large acquisitions in the future in a timely manner or at all.

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

       We have notified substantial beneficial owners of ordinary shares who we know are PRC residents of their filing obligation, and we have periodically filed SAFE Circular 75 reports prior to the promulgation of SAFE Circular 37 on behalf of certain employee shareholders who we know are PRC residents. However, we may not be aware of the identities of all of our beneficial owners who are PRC residents. We do not have control over our beneficial owners and cannot assure you that all of our PRC-resident beneficial owners will comply with SAFE Circular 37 and subsequent implementation rules. The failure of our beneficial owners who are PRC residents to register or amend their SAFE registrations in a timely manner pursuant to SAFE Circular 37 and subsequent implementation rules, or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in SAFE Circular 37 and subsequent implementation rules, may subject such beneficial owners or our PRC subsidiaries to fines and legal sanctions. On February 13, 2015, SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, which became effective on June 1, 2015. Pursuant to SAFE Notice 13, entities and individuals are required to apply for foreign exchange registration of foreign direct investment and overseas direct investment, including those required under the SAFE Circular 37, with qualified banks, instead of SAFE. The qualified banks, under the supervision of SAFE, will directly review the applications and conduct the registration.

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

Any failure to comply with PRC regulations regarding our employee equity incentive plans may subject the PRC participants in the plans, us or our overseas subsidiaries to fines and other legal or administrative sanctions.

       Pursuant to SAFE Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly-listed companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies. In the meantime, our directors, executive officers and other employees who are PRC citizens or who are non-PRC residents residing in the PRC for a continuous period of not less than one year, subject to limited exceptions, and who have been granted restricted shares, RSUs or options by us or our overseas listed subsidiaries may follow the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, issued by SAFE in February 2012, to apply for the foreign exchange registration. According to those regulations, employees, directors, supervisors and other management members participating in any stock incentive plan of an overseas publicly listed company who are PRC citizens or who are non-PRC citizens residing in China for a continuous period of not less than one year, subject to limited exceptions, are required to register with SAFE through a domestic qualified agent, which could be a PRC subsidiary of such overseas listed company, and complete certain other procedures. Failure to complete the SAFE registrations may subject them to fines and legal sanctions and may also limit the ability to make payment under the relevant equity incentive plans or receive dividends or sales proceeds related thereto, or our ability to contribute additional capital into our wholly-foreign owned enterprises in China and limit our wholly-foreign owned enterprises' ability to distribute dividends to us. We also face regulatory uncertainties under PRC law that could restrict our ability or the ability of our overseas listed subsidiaries to adopt additional equity incentive plans for our directors and employees who are PRC citizens or who are non-PRC residents residing in the PRC for a continuous period of not less than one year, subject to limited exceptions.

       In addition, the State Administration for Taxation has issued circulars concerning employee share options, restricted shares or RSUs. Under these circulars, employees working in the PRC who exercise share options, or whose restricted shares or RSUs vest, will be subject to PRC individual income tax. The PRC subsidiaries of an overseas listed company have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees related to their share options, restricted shares or RSUs. Although we and our overseas listed subsidiaries currently withhold income tax from our PRC employees in connection with their exercise of options and the vesting of their restricted shares and RSUs, if the employees fail to pay, or the PRC subsidiaries fail to withhold, their income taxes according to relevant laws, rules and regulations, the PRC subsidiaries may face sanctions imposed by the tax authorities.

We rely to a significant extent on dividends and other distributions on equity paid by our principal operating subsidiaries in China and on remittances, including loans, from the variable interest entities in China to fund offshore cash and financing requirements.

       We are a holding company and rely to a significant extent on dividends and other distributions on equity paid by our principal operating subsidiaries and on remittances, including loans, from the variable interest entities, for our offshore cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, fund inter-company loans, service any debt we may incur outside of China and pay our expenses. When our principal operating subsidiaries or the variable interest entities incur additional debt, the instruments governing the debt may restrict their ability to pay dividends or make other distributions or remittances, including loans, to us. Furthermore, the laws, rules and regulations applicable to our PRC subsidiaries and certain other subsidiaries permit payments of dividends only out of their retained earnings, if any, determined in accordance with applicable accounting standards and regulations.

       Under PRC laws, rules and regulations, each of our subsidiaries incorporated in China is required to set aside a portion of its net income each year to fund certain statutory reserves. These reserves, together with the registered equity, are not distributable as cash dividends. As a result of these laws, rules and regulations, our subsidiaries incorporated in China are restricted in their ability to transfer a portion of their respective net assets to their shareholders as dividends. In addition, registered share capital and capital reserve accounts are also restricted from withdrawal in the PRC, up to the amount of net assets held in each operating subsidiary. As of March 31, 2016, these restricted assets totaled RMB39,116 million (US$6,066 million).

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

       Our pay-for-performance, or P4P, services and other related services are currently not classified as a form of online advertising in China or as part of services requiring an ICP license or other licenses. We conduct our P4P and other related business through our wholly-foreign owned enterprises in the PRC, which are not qualified to operate an online advertising business and do not hold an ICP license. However, we cannot assure you that the PRC government will not classify our P4P and other related services as a form of online advertising or as part of services requiring an ICP license or other licenses in the future. On July 1, 2015, the SAIC published a discussion draft of the Interim Administrative Measures on Internet Advertising, or the Draft Internet Advertising Measures, to solicit public comments. The Draft Internet Advertising Measures defines Internet advertisement as commercial display, link, email as well as paid-for search results published in the forms of words, pictures, audio and video, and related media, through Internet media resources. If the Draft Internet Advertising Measures are promulgated as proposed, our P4P services and other related services may be characterized as Internet advertisement.

       If our P4P and other related services are characterized as a form of online advertising which may require an ICP license or other licenses, we may have to conduct our P4P business through variable interest entities, which are qualified to operate online advertising business and hold ICP or other licenses, and we may face increased scrutiny from the tax authorities and may incur additional taxes on any service fees paid by our variable interest entities to our wholly-foreign owned enterprises. In addition, advertising services are subject to a cultural construction fee under PRC law, which is a 3% surcharge in addition to the applicable value-added tax. If our P4P and other related services were to be considered a form of online advertising, our revenue from those services would be subject to the 3% surcharge. If that were to occur, our margins would decline and our net income could be reduced. In addition, the substantial revenue streams attributable to our P4P services would then be collected from variable interest entities and subject to the risks associated with variable interest entities. If the change in classification of our P4P and other related services were to be retroactively applied, we might be subject to sanctions, including payment of delinquent taxes and late payment interest.

       Moreover, PRC advertising laws, rules and regulations require advertisers, advertising operators and advertising distributors to ensure that the content of the advertisements they prepare or distribute is fair and accurate and is in full compliance with applicable law. Violation of these laws, rules or regulations may result in penalties, including fines, confiscation of advertising fees, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. In circumstances involving serious violations, the PRC government may revoke a violator's license for operating an advertising business. In addition, the Draft Internet Advertising Measures requires paid-for search results to be obviously distinguished from natural search results so that consumers will not misunderstand the nature of such search results. If the Draft Internet Advertising Measures are promulgated as proposed, we will be obligated to distinguish from others the merchants who purchase P4P and related services or the relevant listings by such merchants. Complying with such requirements, including any penalties or fines for any failure to comply, may significantly reduce the attractiveness of our platforms and increase our costs and could have a material adverse effect on our business, financial condition and results of operations.

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

       Under the Enterprise Income Tax Law and its implementation regulations issued by the State Council, a 10% PRC withholding tax is applicable to dividends payable by a resident enterprise to investors that are non-resident enterprises, which do not have an establishment or place of business in the PRC or which have such establishment or place of business but the dividends are not effectively connected with such establishment or place of business, to the extent such dividends are derived from sources within the PRC, subject to any reduction set forth in applicable tax treaties. Similarly, any gain realized on the transfer of shares of a resident enterprise by such investors is also subject to PRC tax at a current rate of 10%, subject to any exemption set forth in relevant tax treaties, if such gain is regarded as income derived from sources within the PRC. If we are deemed a PRC resident enterprise, dividends paid on our ordinary shares or ADSs, and any gain realized by the investors from the transfer of our ordinary shares or ADSs, would be treated as income derived from sources within the PRC and would as a result be subject to PRC taxation. See "Item 4. Information on the Company — B. Business Overview — Regulation — Tax Regulations." Furthermore, if we are deemed a PRC resident enterprise, dividends payable to individual investors who are non-PRC residents and any gain realized on the transfer of ADSs or ordinary shares by such investors may be subject to PRC tax at a current rate of 20%, subject to any reduction or exemption set forth in applicable tax treaties. It is unclear whether if we or any of our subsidiaries established outside China are considered a PRC resident enterprise, holders of our ADSs or ordinary shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas and to claim foreign tax credit if applicable. If dividends payable to our non-PRC investors, or gains from the transfer of our ADSs or ordinary shares by such investors are subject to PRC tax, the value of your investment in our ADSs or ordinary shares may decline significantly.

Discontinuation of preferential tax treatments we currently enjoy or other unfavorable changes in tax law could result in additional compliance obligations and costs.

       Chinese companies operating in the high-technology and software industry that meet relevant requirements may qualify for three main types of preferential treatment, which are high and new technology enterprises, software enterprises and key software enterprises within the scope of the PRC national plan. For a qualified high and new technology enterprise, the applicable enterprise income tax rate is 15%. The high and new technology enterprise qualification is re-assessed by the relevant authorities every three years. Moreover, a qualified software enterprise is entitled to a tax holiday consisting of a two-year tax exemption beginning from the first profit-making calendar year and a 50% tax reduction for the subsequent three calendar years. The software enterprise qualification is subject to an annual assessment. For a qualified key software enterprise within the scope of the PRC national plan, the applicable enterprise tax rate for a calendar year is 10%. The key software enterprise qualification is subject to an assessment every two years.

       A number of our China operating entities enjoy such preferential tax treatment. Our effective tax rate in fiscal year 2016 was 10%. The discontinuation of any of the various types of preferential tax treatment we enjoy could materially and adversely affect our results of operations. See "Item 5. Operating and Financial Review and Prospects — A. Operating Results — Taxation — PRC Income Tax."

We and our shareholders face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises or other assets attributed to a PRC establishment of a non-PRC company, or other assets attributable to a PRC establishment of a non-PRC company.

       On February 3, 2015, the State Administration of Taxation issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or Bulletin 7, which replaced or supplemented certain previous rules under the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or Circular 698, issued by the State Administration of Taxation, on December 10, 2009. Pursuant to this Bulletin, an "indirect transfer" of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be recharacterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax.

       According to Bulletin 7, "PRC taxable assets" include assets attributed to an establishment or a place of business in China, immoveable properties located in China, and equity investments in PRC resident enterprises, in respect of which gains from their transfer by a direct holder, being a non-PRC resident enterprise, would be subject to PRC enterprise income taxes. When determining whether there is a "reasonable commercial purpose" of the transaction arrangement, factors to be taken into consideration include: whether the main value of the equity interest of the relevant offshore enterprise directly or indirectly derives from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consists of direct or indirect investment in China or if its income mainly derives from China, directly or indirectly; whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature which is evidenced by their actual function and risk exposure; the duration of existence of the business model and organizational structure; the foreign income tax liabilities arising from the indirect transfer of PRC taxable assets; the replicability of the transaction by direct transfer of PRC taxable assets; and the applicable tax treaties or similar arrangements. In respect of an indirect offshore transfer of assets of a PRC establishment or place of business, the resulting gain is to be included with the enterprise income tax filing of the PRC establishment or place of business being transferred, and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immoveable properties located in China or to equity investments in a PRC resident enterprise, which is not related to a PRC establishment or place of business of a non-resident enterprise, a PRC enterprise income tax at 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. Where the payor fails to withhold any or sufficient tax, the transferor shall declare and pay such tax to the tax authority by itself within the statutory time limit. Late payment of applicable tax will subject the transferor to default interest. Bulletin 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange.

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

       The PRC tax authorities have the discretion under Circular 698/Bulletin 7 to make adjustments to the taxable capital gains based on the difference between the fair value of the taxable assets transferred and the cost of investment. If the PRC tax authorities make adjustments to the taxable income of the transactions under

Circular 698/Bulletin 7, our income tax costs associated with such potential acquisitions or disposals will increase, which may have an adverse effect on our financial condition and results of operations.

Restrictions on currency exchange may limit our ability to utilize our revenue effectively.

       Substantially all of our revenue is denominated in Renminbi. The Renminbi is currently convertible under the "current account," which includes dividends, trade and service-related foreign exchange transactions, but not under the "capital account," which includes foreign direct investment and loans, including loans we may secure from our onshore subsidiaries or variable interest entities. Currently, our PRC subsidiaries, which are wholly-foreign owned enterprises, may purchase foreign currency for settlement of "current account transactions," including payment of dividends to us, without the approval of SAFE by complying with certain procedural requirements. However, the relevant PRC governmental authorities may limit or eliminate our ability to purchase foreign currencies in the future for current account transactions. Since a significant amount of our future revenue will be denominated in Renminbi, any existing and future restrictions on currency exchange may limit our ability to utilize revenue generated in Renminbi to fund our business activities outside of the PRC, service any debt we may incur outside of China or pay dividends in foreign currencies to our shareholders, including holders of our ADSs. Foreign exchange transactions under the capital account remain subject to limitations and require approvals from, or registration with, SAFE and other relevant PRC governmental authorities. This could affect our ability to obtain foreign currency through debt or equity financing for our subsidiaries and the variable interest entities.

Fluctuations in exchange rates could result in foreign currency exchange losses and could materially reduce the value of your investment.

       The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Following the removal of the U.S. dollar peg, the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. In June 2010, the People's Bank of China increased the flexibility of the exchange rate and between June 30, 2010 and December 31, 2013, the value of the Renminbi appreciated approximately 12.0% against the U.S. dollar, although the value of the Renminbi depreciated approximately 2.5% against the U.S. dollar in 2014. In August 2015, the People's Bank of China changed the way it calculates the mid-point price of Renminbi against the U.S. dollar, requiring the market-makers who submit for reference rates to consider the previous day's closing spot rate, foreign-exchange demand and supply as well as changes in major currency rates. As a result, in 2015, the value of the Renminbi depreciated approximately 5.8% against the U.S. dollar, and from December 31, 2015 through May 20, 2016, the value of the Renminbi further depreciated approximately 1.1% against the U.S. dollar. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in greater fluctuation of the Renminbi against the U.S. dollar. Substantially all of our revenues and costs are denominated in Renminbi, and a significant portion of our financial assets are also denominated in Renminbi while a significant portion of our debt is denominated in U.S. dollars. We are a holding company and we rely on dividends paid by our operating subsidiaries in China for our cash needs. Any significant revaluation of the Renminbi may materially and adversely affect our liquidity and cash flows. To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount we would receive. From time to time we enter into hedging activities with regard to exchange rate risk. We cannot assure you that such hedging activities will successfully mitigate such risks adequately or at all, and in addition hedging activities may result in greater volatility in our results of operations.

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

Restrictions on the direct production of audit work papers to foreign regulators could result in our financial statements being determined to not be in compliance with the requirements of the Exchange Act.

       In late 2012, the SEC commenced administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the mainland Chinese affiliates of the "big four" accounting firms, including the affiliate of our auditor, and also against Dahua, the former BDO affiliate in China. The Rule 102(e) proceedings initiated by the SEC related to the failure of these firms to produce documents, including audit work papers, in response to the request of the SEC pursuant to Section 106 of the Sarbanes-Oxley Act of 2002, as the auditors located in China are not in a position lawfully to produce documents directly to the SEC because of restrictions under PRC law and specific directives issued by the CSRC. The issues raised by the proceedings are not specific to the Chinese affiliate of our auditor or to us, but potentially affect equally all PCAOB-registered audit firms based in China and all businesses based in China (or with substantial operations in China) with securities listed in the United States. In addition, auditors based outside of China are subject to similar restrictions under PRC law and CSRC directives in respect of audit work that is carried out in China which supports the audit opinions issued on financial statements of entities with substantial China operations.

       In February 2015, each of the "big four" accounting firms agreed to a censure and to pay a fine to the SEC to settle the dispute with the SEC. The settlement stays the current proceeding for four years, during which time the firms are required to follow detailed procedures to seek to provide the SEC with access to Chinese firms' audit documents via the CSRC. If a firm does not follow the procedures, the SEC would impose penalties such as suspensions, or commence a new, expedited administrative proceeding against the non-compliant firm or it could restart the administrative proceeding against all four firms. In addition, the limitations imposed by the PRC on the production of workpapers reflecting audit work performed in the PRC could likewise result in penalties, such as suspensions of our audit firm's ability to practice before the SEC.

       If our independent registered public accounting firm, or the affiliate of our independent registered public accounting firm, were denied, even temporarily, the ability to practice before the SEC, we would need to consider alternate support arrangements for the audit of our operations in China. If our auditor, or an affiliate of that firm, were unable to address issues related to the production of documents, and we were unable to timely find another independent registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined to not be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to delisting of our ADSs from the New York Stock Exchange or deregistration from the SEC, or both. This would materially and adversely affect the market price of our ADSs and substantially reduce or effectively terminate the trading of our ADSs in the United States.

Risks Related to our ADS

The trading price of our ADSs has been and is likely to continue to be volatile, which could result in substantial losses to our shareholders.

       The trading price of our ADSs has been and is likely to continue to be volatile and could fluctuate widely in response to a variety of factors, many of which are beyond our control. For example, the high and low sale prices of our ADSs in fiscal year 2016 were US$95.06 and US$57.20, respectively. In addition, the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States may affect the volatility in the price of and trading volumes for our ADSs. Some of these companies have experienced significant volatility, including significant price declines after their initial public offerings. The trading performances of these PRC companies' securities at the time of or after their offerings may affect the overall investor sentiment towards other PRC companies listed in the United States and consequently may impact the trading performance of our ADSs. In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for specific business reasons, including:

  •
  variations in our results of operations;

  •
  announcements about our earnings that are not in line with analyst expectations;

  •
  publication of operating or industry metrics by third parties, including government statistical agencies, that differ from expectations of industry or financial analysts;

  •
  changes in financial estimates by securities research analysts;

  •
  announcements made by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures or capital commitments;

  •
  press reports, whether or not true, about our business;

  •
  regulatory allegations or actions or negative reports or publicity against us, regardless of their veracity or materiality to our company;

  •
  changes in pricing made by us or our competitors;

  •
  conditions in the online retail market;

  •
  additions to or departures of our management;

  •
  fluctuations of exchange rates between the Renminbi and the U.S. dollar;

  •
  release or expiry of transfer restrictions on our outstanding ordinary shares or ADSs;

  •
  sales or perceived potential sales or other disposition of existing or additional ordinary shares or ADSs or other equity or equity-linked securities, including by our principal shareholders, directors officers and other affiliates;

  •
  the creation of vehicles that hold our ordinary shares, such as Yahoo's proposed spin-off of our ordinary shares that it holds;

  •
  actual or perceived general economic and business conditions and trends in China and globally; and

  •
  changes or developments in the PRC or global regulatory environment.

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

Substantial future sales or perceived potential sales of our ADSs, ordinary shares or other equity or equity-linked securities in the public market could cause the price of our ADSs to decline significantly.

       Sales of our ADSs, ordinary shares or other equity or equity-linked securities in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline significantly. As of March 31, 2016, we had 2,473,927,859 ordinary shares outstanding, and 1,183,920,615 of our ordinary shares were represented by ADSs. All of our ordinary shares represented by ADSs were freely transferable by persons other than our affiliates without restriction or additional registration under the Securities Act. The ordinary shares held by our affiliates are no longer subject to any lock-up arrangements and will be available for sale subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act, under sales plans adopted pursuant to Rule 10b5-1 or otherwise. Concurrent with the completion of our investment in Suning Commerce Group Co., Limited, or Suning, Suning will subscribe for approximately 26.3 million of our newly issued ordinary shares, which will be subject to lock-up arrangements.

       Certain major holders of our ordinary shares will have the right to cause us to register under the Securities Act the sale of their shares. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the form of ADSs in the public market could cause the price of our ADSs to decline significantly.

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

       As a foreign private issuer, we are exempt from, among other things, the rules prescribing the furnishing and content of proxy statements under the Exchange Act and the rules relating to selective disclosure of material nonpublic information under Regulation FD. In addition, our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit and recovery provisions contained in Section 16 of the Exchange Act. We are also not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as domestic U.S. companies with securities registered under the Exchange Act. As a result, our shareholders may be afforded less protection than they would under the Exchange Act rules applicable to domestic U.S. companies.

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

Our shareholders may face difficulties in protecting their interests, and their ability to protect their rights through the U.S. federal courts may be limited because we are incorporated under Cayman Islands law, we conduct substantially all of our operations in China and most of our directors and substantially all of our executive officers reside outside the United States.

       We are incorporated in the Cayman Islands and conduct substantially all of our operations in China through our wholly-foreign owned enterprises and the variable interest entities. Most of our directors and substantially all of our executive officers reside outside the United States and a substantial portion of their assets are located outside of the United States. As a result, it may be difficult or impossible for our shareholders to bring an action against us or against these individuals in the Cayman Islands or in China in the event that they believe that their rights have been infringed under the securities laws of the United States or otherwise. Even if shareholders are successful in bringing an action of this kind, the laws of the Cayman Islands and China may render them unable to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States or China, although the courts of the Cayman

Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

       Our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and by the Companies Law (2013 Revision) and common law of the Cayman Islands. The rights of shareholders to take legal action against us and our directors, actions by minority shareholders and the fiduciary duties of our directors are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which provides persuasive, but not binding, authority in a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States and provides significantly less protection to investors. In addition, shareholders in Cayman Islands companies may not have standing to initiate a shareholder derivative action in U.S. federal courts.

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

ITEM 4    INFORMATION ON THE COMPANY

A.    History and Development of the Company

       Alibaba Group Holding Limited is a Cayman Islands holding company established on June 28, 1999, and we conduct our business in China through our subsidiaries and variable interest entities.

       Our significant subsidiaries, as that term is defined under Section 1-02 of Regulation S-X under the Securities Act, include the following entities:

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

Share Repurchase Program

       On August 12, 2015, we announced the implementation of a share repurchase program in an aggregate amount of up to US$4 billion over a period of two years, or the Share Repurchase Program. We have repurchased ADSs representing our ordinary shares on the open market under purchase plans adopted to implement the Share Repurchase Program. In addition, Jack Ma, our executive chairman, and Joe Tsai, our executive vice chairman, have jointly entered into our plans as affiliated purchasers. See "Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers."

B.    Business Overview

Our Mission

       Our mission is to make it easy to do business anywhere.

       Our founders started our company to champion small businesses, in the belief that the Internet would level the playing field by enabling small enterprises to leverage innovation and technology to grow and compete more effectively in the domestic and global economies. We believe that concentrating on customer needs and solving their problems — whether those customers are consumers or merchants — ultimately will lead to the best outcome for our business. We have developed a large ecosystem for online and mobile commerce that enables participants to create and share value on our platform. Our decisions are guided by how they serve our mission over the long-term, not by the pursuit of short-term gains.

Our Vision

       We aim to build the future infrastructure of commerce. We envision that our customers will meet, work and live at Alibaba, and that we will be a company that lasts at least 102 years.

  Meet @ Alibaba. We enable hundreds of millions of commercial and social interactions among our users, between consumers and merchants, and among businesses every day.

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

       Our six values are:

  •
  Customer First — The interests of our community of consumers and merchants must be our first priority.

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

  •
  Commitment — Employees who demonstrate perseverance and excellence are richly rewarded. Nothing should be taken lightly as we encourage our people to "work happily and live seriously."

Company Overview

       To fulfill our mission "to make it easy to do business anywhere," we enable businesses to transform the way they market, sell and operate. We provide the fundamental technology infrastructure and marketing reach to help merchants, brands and other businesses that provide products, services and digital content to leverage the power of the Internet to engage with their users and customers.

       Our businesses are comprised of core commerce, cloud computing, mobile media and entertainment, and other innovation initiatives. Through investee affiliates, Cainiao Network and Koubei ( ), respectively, we participate in the logistics and local services sectors. In addition, we have a profit sharing interest in Ant Financial Services, the financial services group that operates through Alipay, the leading third-party online payment platform in China.

Core Commerce

  Retail Commerce in China

       We are the largest retail commerce company in the world in terms of GMV in the twelve months ended March 31, 2016, compared with others on the basis of publicly available comparable transaction value data for the most recent fiscal year.

       We operate Taobao Marketplace, China's largest mobile commerce destination, and Tmall, China's largest third-party platform for brands and retailers, in each case by monthly active users in 2015, according to iResearch.

We also operate Juhuasuan, which is our sales and marketing platform for flash sales where merchants can acquire new customers and raise brand awareness through special discounts and promotional events. Taobao, Tmall and Juhuasuan, which comprise our China retail marketplaces, generated a combined GMV of RMB3,092 billion (US$485 billion) in the twelve months ended March 31, 2016. There were 423 million active buyers on these marketplaces in the twelve months ended March 31, 2016. In the three months ended March 31, 2016, mobile GMV accounted for 73% of our GMV. In March 2016, the various mobile apps that consumers use to access our China retail marketplaces had 410 million mobile MAUs.

       In fiscal year 2016, we generated 79% of our revenue from our China retail marketplaces. Our revenue on these marketplaces is generated from merchants through online marketing services, commissions on transactions and fees for other online services.

       In 2014, we launched our Rural Taobao program, which is one of our key strategic initiatives to address the consumption needs and promote economic development in China's rural areas.

  Wholesale Commerce in China

       We operate a China wholesale marketplace, 1688.com, which matches wholesale buyers and sellers in categories such as general merchandise, apparels, electronics, raw materials, industrial components and agricultural and chemical products. A significant number of merchants on our retail marketplaces source their inventory on 1688.com.

  International and Cross-border Commerce

       We operate AliExpress, our global marketplace targeting consumers from around the world to buy directly from manufacturers and distributors in China. Tmall Global is our platform within Tmall for overseas brands and retailers to reach Chinese consumers without the need for physical operations in China. We also operate Alibaba.com, China's largest global online wholesale marketplace in 2015 by revenue, according to iResearch. In April 2016, we acquired a controlling stake in Lazada, which operates e-commerce platforms in Indonesia, Malaysia, the Philippines, Singapore, Thailand and Vietnam. According to Internet Live Stats' estimates, these six countries have a combined population of approximately 560 million and an Internet user base of approximately 200 million in 2016.

Cloud Computing

       We operate Alibaba Cloud Computing, or Alibaba Cloud, China's largest provider of public cloud services in 2015 by revenue, according to IDC. The technologies that power Alibaba Cloud grew out of our own need to operate the massive scale and complexity of our core commerce business. In 2009, we founded Alibaba Cloud to make these technologies available to third-party customers. Alibaba Cloud offers a complete suite of cloud services, including: elastic computing, database, storage and content delivery network (CDN), large scale computing, security, and management and application services. As of March 31, 2016, Alibaba Cloud had over 2.3 million customers, including over 500,000 paying customers.

Mobile Media and Entertainment

       Based on the strength of our relationship with consumers and our capability in leveraging commerce data that can be applied to serving the broader interests of consumers, we have established an emerging business in mobile media and entertainment, mainly through acquisitions. In 2014, we acquired UCWeb, which operates UC Browser, the second largest mobile browser in the world after Chrome by page view market share as of April 2016, according to StatCounter (data available at: http://gs.statcounter.com). UCWeb provides mobile value-added services to users including news feeds, mobile web navigation and mobile search. Its mobile search business, Shenma ( ), was the second largest mobile search engine in China in the three months ended March 31, 2016, according to BigData-Research. In April 2016, we acquired Youku Tudou, a leading multi-screen entertainment and media company in China, enabling users to search, view and share high-quality video content quickly and easily across multiple devices. These businesses and our other media and entertainment-related businesses, including over-the-top TV services, music, sports and games, provide a comprehensive platform on which users may discover and consume content and engage and interact with each other.

       An ecosystem has developed around our platforms and businesses that consists of consumers, merchants, brands, other enterprises, third-party service providers and strategic alliance partners. At the nexus of this ecosystem are our technology platform, our marketplace rules and the role we play in connecting these participants to make it possible for them to discover, engage and transact with each other and manage their businesses anytime and anywhere. Much of our effort, time and energy is spent on initiatives that are for the greater good of the ecosystem and on balancing the interests of its participants. We feel a strong responsibility for the continued development of the ecosystem and we take ownership in this development. Accordingly, we refer to this as "our ecosystem." Our ecosystem has strong self-reinforcing network effects benefitting its various participants, who are in turn invested in our ecosystem's growth and success.

       The following chart sets forth our key businesses, selected major investee companies and cooperative partners:

Our business

Core Commerce

Retail Commerce in China

淘宝网 Taobao.com
天猫 TMALL.COM
聚划算 juhuasuan.com
农村淘宝 cun.taobao.com *(Rural Taobao)*

Wholesale Commerce in China

阿里巴巴 1688.com

International and Cross-border Commerce

AliExpress Smarter Shopping, Better Living!
TMALL GLOBAL
Alibaba.com Global trade starts here.
LAZADA Effortless Shopping

Cloud Computing

阿里云 aliyun.com

Mobile Media and Entertainment

UC Web
YOUKU 优酷
土豆网
TMALL TV *(Over-the-top TV services)*
阿里音乐 Alibaba Music
阿里体育 Alisports.com

Other Innovation Initiatives

YunOS
高德 AutoNavi
钉钉 DingTalk.com
AliHealth 阿里健康

Selected major investee companies & cooperative partners*

支付宝 ALIPAY
CAINIAO 菜鸟网络
口碑 koubei
阿里巴巴·影业集团 Alibaba Pictures

*
Entities that are not consolidated.

Our Strategies

       We aim to strengthen and expand our ecosystem in order to achieve long-term growth by:

  •
  increasing active buyers and our wallet share through geographic expansion, improved customer experience and new product and service categories;

  •
  expanding service offerings to consumers beyond physical goods, including digital entertainment, healthcare and local services;

  •
  enhancing the success of merchants, brands and other businesses on our platforms with data-driven marketing services, integrated online and offline distribution channels, and world-class technology;

  •
  extending our mobile leadership through development of market-leading mobile apps with hundreds of millions of users;

  •
  applying data and cloud computing technologies in everything we do for our customers and for ourselves; and

  •
  continuing to be an innovator in products and technology as well as a disrupter of business models and existing industry value chains.

       Our long-term strategic goal is to serve two billion consumers around the world and support ten million businesses to operate profitably. We have embarked on three key initiatives to achieve this strategic goal: globalization, rural expansion and big data/cloud computing.

Globalization

       Cross-border commerce is the focus of our globalization initiative. We aim to address each of the three-pillars of cross-border commerce as follows:

  •
  From the world to China.  Our China retail marketplaces provide the gateway for international brands, retailers and small businesses to gain access to Chinese consumers. Through Tmall Global, overseas brands and retailers can reach Chinese consumers without the need for physical operations in China. Taobao Global further facilitates cross-border commerce by helping Taobao merchants to engage Chinese consumers with a rich variety of global products that they have sourced from suppliers outside of China.

  •
  From China to the world.  Through our Alibaba.com wholesale marketplace, we facilitate global trade by connecting Chinese suppliers to importers, wholesalers and distributors across the world. On the retail front, AliExpress enables consumers worldwide to buy directly from manufacturers and distributors in China.

  •
  From the world to the world.  Our long-term vision is to build a global commerce platform that is a virtual, borderless economy, which we refer to as the World e-Trade Platform, or eWTP. Through the power of the Internet, eWTP aims to eliminate barriers to commerce, promote free trade and help businesses and consumers everywhere participate in cross-border trade. To that end, we are investing in international talent and infrastructure, and expanding our presence in key markets around the world to attract and serve international customers.

Rural Expansion

       Over 600 million people in China reside in rural areas, according to the National Bureau of Statistics of China as of December 31, 2015. Their access to goods and services is highly constrained by geographic and infrastructural limitations. We aim to give rural residents greater access to a broader variety of higher quality goods and services through our Rural Taobao program. At the same time, we help farmers earn more by selling agricultural products directly to urban consumers. To achieve our goals for the initiative, we had established service centers in over 14,000 rural villages as of March 31, 2016, where service center operators facilitate purchase orders and delivery logistics.

Big Data and Cloud Computing

       We believe our world is rapidly transitioning from an information technology, or IT, economy to a data technology, or DT, economy. Traditionally unstructured, undiscovered and underutilized data can now be activated and leveraged as a new fundamental energy source. From the development of personal computer, or PC, to mobile, to the Internet of Things, the explosion of data is bringing about a new era of opportunity. In the future, we believe that the Internet will play a fundamental role in social and commercial human interactions, with cloud computing as a cost-saving public service, and data as a value-enhancing resource. We will continue to implement our data strategy through the application of data intelligence, machine learning and deep learning technologies to several fields, including marketplace design, user interface, search, targeted marketing, logistics, platform security, location-based services and financial services, among others. We will continue to invest in our cloud computing platform to support our own businesses and those of third parties.

Our Businesses

Core Commerce

       Our core commerce business is comprised of marketplaces operating in three areas: retail commerce in China; wholesale commerce in China; and international and cross-border commerce.

  Retail Commerce in China

       Our retail commerce business in China is comprised of Taobao Marketplace, Tmall and Juhuasuan, collectively our China retail marketplaces, and Rural Taobao and merchant services. Our China retail marketplaces have become an important part of the everyday life of Chinese online consumers. According to CNNIC, 413 million Chinese Internet users have experienced online shopping in 2015, out of a total of 688 million Internet users at the end of 2015. Our high penetration rate of China's online shopping population is evidenced by the 407 million annual active buyers we had in the twelve months ended December 31, 2015.

       We believe consumers appreciate the shopping experience on our China retail marketplaces because of the following value propositions:

  •
  Broad selection.  Our China retail marketplaces had over 1 billion listings as of March 31, 2016 across over 150 product categories, presenting a comprehensive selection of products and services to consumers.

  •
  Convenience.  Because of its 24/7 availability and a seamless user experience, especially on mobile, users are rapidly adopting Internet shopping. Through Cainiao Network and the logistics partners that are connected to its logistics data platform, consumers from cities to rural areas enjoy predictable and speedy delivery services.

  •
  Customized experience.  The content on Taobao App and Tmall App is driven by personalized recommendations, news feeds and shopping themes for individual users, making our apps a highly effective platform for user engagement.

  •
  Value for money.  Our marketplace business model ensures that merchants offer competitive prices to consumers.

  •
  Merchant quality.  Consumers can rate a merchant after completion of a transaction based on whether the product matches its description, the merchant's service level and delivery timeliness. These customer feedbacks contribute to the detailed service rating, or DSR, which is displayed on the merchant's storefront and is factored into the search algorithm that determines its ranking on search results pages.

  •
  Authentic products.  Consumers can expect products purchased from our China retail marketplaces are protected by merchant quality ratings, clear return policies and the Alipay escrow system. These protections are especially valuable in lower-tier cities and rural villages where it has been difficult to distribute authentic branded products.

       Because our China retail marketplaces are the most popular online shopping platform for Chinese consumers, we deliver the following value proposition to merchants and brands:

  •
  Efficient distribution.  Manufacturers and retailers in China and rest of the world increasingly recognize that e-commerce is essential for survival and growth. As merchants and retailers turn to online channels for distribution in China, our China retail marketplaces have become part of every conversation. The 423 million active buyers for the twelve months ended March 31, 2016 represent an unparalleled amount of purchasing power.

  •
  Brand identity.  Brands use their Tmall storefronts as a platform to distinguish their own brands and build brand proposition and awareness. They leverage the multi-media capabilities of our platforms, such as social media, videos and dynamic graphics, to tell their unique brand story. Brand companies, such as Starbucks and P&G, are increasingly recognizing the power of our China retail marketplaces as a top marketing platform, where the life-time value of customers can be built to benefit their businesses both online and offline. For example, the Starbucks Tmall store is designed to enhance its brand value of building people connections through e-gifting.

  •
  Customer acquisition, retention and engagement.  In March 2016, the various mobile apps that consumers use to access our China retail marketplaces had 410 million mobile MAUs. Consumers come to our platform with strong commercial intent, which drives high conversion rates and effective return on investment (ROI) for merchants and brands. The consumer behavior data from our platform enables merchants and brands to acquire, retain and engage their customers effectively, through targeted marketing and a personalized user interface.

  •
  Efficient operations.  In addition to customer facing storefronts and product catalogues, merchants use the software offered on our merchant service platform to improve the operation of their planning, marketing and sales activities, as well as our cloud computing services to lower their technology costs.

  •
  Omni-channel opportunities.  Brands and retailers that have retail outlets can leverage our omni-channel retailing software and services, including a data standardization service for warehouse management and a CRM exchange.

       A description of the various aspects of our China commerce retail business follows.

  Taobao Marketplace

       Taobao means "search for treasure" in Chinese. Through the website at www.taobao.com and the Taobao App, Taobao Marketplace is positioned as the starting point and destination portal for the shopping journey. In addition, consumers use Taobao Marketplace as a commerce-oriented social and community platform where they can acquire product knowledge, converse with other consumers, receive real-time updates from merchants, and use interactive media to connect with each other and with their favorite brands and retailers.

       Taobao Marketplace provides a top-level traffic funnel that directs users to the various marketplaces, channels and features within our China retail marketplaces. For example, a search result on Taobao Marketplace display listings not only from Taobao Marketplace merchants but also from Tmall merchants, thereby generating traffic for Tmall.

       Taobao Marketplace reaches a vast consumer base, including and beyond consumers from large cities. In the twelve months ended March 31, 2016, approximately 65% of active buyers on our China retail marketplaces were located outside of tier 1 and tier 2 cities.

       The substantial majority of users access Taobao Marketplace through a mobile device. Below is a visual presentation of various components of the Taobao App:

Taobao App — Homepage

Starting point and destination portal for mobile commerce

1
Search bar supporting keywords, QR codes, image search
扫一扫
欧美夏促同步买
消息
Personalized promotion and display marketing
元疯抢
买就送
Shortcuts to vertical channels: Tmall, Juhuasuan, Tmall Global, local services, Tmall Supermarket, top-up cards, Alitrip, and categories
天猫
聚划算
天猫国际
外卖
天猫超市
充值中心
阿里旅行
领金币
到家
分类
3
Taobao Headlines (personalized 3rd party news feed)
淘宝头条
热评 魅族PRO 6有新版本:居然换成这个处理器
最新 为什么大家都在看《欢乐颂》？
淘抢购
汇全网尖货 抢半价
00 : 52 : 14
58元 限量抢
Flash sales
有好货
每日精选200款
品质生活指南
2
Good Find (personalized product recommendations)
爱逛街
可爱的你会喜欢
必买清单
都帮您整理好啦
4
Weitao (followed and recommended merchants )
首页
微淘
社区
购物车
我的淘宝
5
Interest-based interactive communities

Taobao App — Search

Search results are personalized and customized for different users

Keyword search – "sandals"
User 1: woman
User 2: man
User 3: woman with kids
1
P4P marketing
Personalized search results

Taobao App — Good Find

Shopping recommendations based on consumer actions on our platforms and user profile

欧美夏促同步买
元疯抢
天猫
聚划算
天猫国际
外卖
天猫超市
充值中心
阿里旅行
领金币
到家
分类
淘抢购
2
有好货
爱逛街
必买清单

Access Good Find through the homepage

有好货
不用挤的美白牙膏
查看详情
便携式多功能婴儿摇椅
面包超人儿童碗
德国Hape 儿童手敲琴益智玩具

List of personalized shopping recommendations

德国Hape 儿童手敲琴益智玩具
¥246
"You may also like"
你可能还喜欢
60人已买
37人已买
73人已买
去购买

Product details and list of similar products

Taobao App — Taobao Headlines

Personalized third-party news feed for consumers to look for new trends and browse for ideas

Taobao App — Weitao ( )

Social media platform for merchants to engage and interact with consumers

欧美夏促同步买
天猫
聚划算
天猫国际
外卖
天猫超市
充值中心
阿里旅行
领金币
到家
分类
魅族PRO 6有新版本:居然换成这个处理器
为什么大家都在看《欢乐颂》?
淘抢购
有好货
爱逛街
必买清单
4
微淘

Access Weitao through the homepage

微淘
关注
上新
精选
红人
话题榜
王大人 LadyWang
5-21
王大人 搭配小贴士
1170
55
KCSTUDIO女装潮店KC家每...
#买家秀#挑了好久的连体裤，很合适夏天穿，白色的显得干净清凉！穿着也很凉快！穿在身上也很舒服，版型也好看！喜欢！给卖家个赞

Feeds of visual content of followed and recommended merchants

王大人 LadyWang
王大人 搭配小贴士
“LadyWang's Mix & Match Tips”
这个T恤柔软的棉质料子，很舒适的哦 小宽松版型，不限制身材，妹纸们都好穿，
我也有话要说

Comment, like and share the visual content

Taobao App — Communities

Interest-based interactive communities for consumers to share shopping experiences and interact with one another

       Taobao Marketplace is also the entry point to verticals such as online travel booking, operated under the Alitrip name, and second-hand auctions, operated under the Xianyu ( ) name, both of which can also be accessed through their own independent mobile app. Alitrip offers a comprehensive selection of domestic and international airline tickets, train and bus tickets, hotel bookings, vacation packages and tourist attractions through online travel agencies and direct travel service providers such as airlines and hotels. Xianyu users trade second-hand items using the Xianyu mobile app which offers location-based information about products and merchant rating reviews.

       Merchants on Taobao Marketplace are primarily individuals and small businesses. The creation of storefronts and listings by a merchant on Taobao Marketplace is free of charge. The escrow payment services provided by Alipay are free of charge to consumers and merchants unless payment is funded through a credit card, in which case Alipay charges a fee to the merchant based on the related bank fees charged to Alipay. Taobao Marketplace merchants can purchase P4P and display marketing services to direct traffic to their storefronts. In addition, merchants can acquire additional traffic from third-party marketing affiliates. Taobao Marketplace merchants can also pay for advanced storefront software that help to upgrade, decorate and manage their online storefronts.

  Tmall

       Tmall caters to consumers looking for branded products and a premium shopping experience. A large number of international and Chinese brands and retailers have established storefronts on Tmall. According to iResearch, Tmall is the largest B2C platform in China in terms of monthly active users in 2015. It is positioned as a trusted platform for consumers to buy both homegrown and international branded products as well as products not available in traditional retail outlets.

       In 2009, Tmall pioneered November 11, known as "Singles Day" in China, as an annual promotional shopping day. Singles Day has become the most important shopping event in China and we believe it generated the highest one-day retail sales volume in the world: on November 11, 2015, our China and international retail marketplaces generated GMV of RMB91 billion (US$14 billion) settled through Alipay within a 24-hour period.

       Brands and retailers operate their own stores on the Tmall platform with unique brand identities and look and feel, accompanied by full control over their own branding and merchandising. Merchants on our China retail marketplces can customize their storefronts right down to the software code, without much constraint. As of March 31, 2016, there were over 100,000 brands on Tmall. Because of the presence of a large number of global brands and the stringent requirements for merchants to operate on Tmall, a presence on Tmall has become a validation of quality, allowing merchants to take advantage of our significant traffic to extend and build brand awareness and customer engagement. Major international brands that have physical operations in China, such as Apple, Zara, Bose, Estée Lauder, P&G and Unilever, are well represented on Tmall. And Tmall Global, an extension of Tmall, addresses the increasing demand from Chinese consumers for international products and brands that don't have presences in China. Brands and retailers turn to Tmall not only for its broad user base, but also for its merchant services and tools for customer acquisition, retention and engagement and to enhance the efficiency of their operations.

       We also seek to build our mind-share among consumers to position Tmall as the premier shopping destination for everyday items, highlighting value and convenience. For example, through Tmall Supermarket, we offer consumers frequently purchased products, such as groceries and fast-moving consumer goods, or FMCG, in densely populated top-tier cities, where consumers enjoy same-day delivery or next-day delivery coordinated through the warehouse and delivery network partners of Cainiao Network. In consumer electronics, we have leveraged Singles Day to strengthen consumer recognition of Tmall's value proposition through exclusive promotions of high value items such as mobile phones, as well as high quality delivery, installation and after-sale services on home appliances, such as television sets, kitchen appliances, refrigerators and washing machines, through our partners Ri Ri Shun ( ), or RRS, and Suning.

       Merchants on Tmall pay commissions based on a pre-determined percentage of transaction value that varies by product category, typically ranging from 0.4% to 5.0%. Tmall merchants also pay an annual upfront service fee, up to 100% of which may be refunded depending on sales volume achieved by the merchant within each year. Like Taobao Marketplace merchants, Tmall merchants have access to online marketing services, third-party marketing affiliates and storefront software.

  Juhuasuan

       Juhuasuan is a sales and marketing platform for flash sales where Tmall and Taobao Marketplace merchants can acquire new customers and raise brand awareness through special discounts and promotional events. Juhuasuan offers selected branded and private label products, products made to custom specifications, as well as services such as group travel packages. Juhuasuan is an additional avenue for Taobao Marketplace or Tmall merchants to feature their trendiest products and to generate sales. Transactions from traffic originated on Juhuasuan are completed on the merchants' storefronts on Taobao Marketplace or Tmall. Merchants primarily pay a commission based on a pre-determined percentage of transaction value generated from Juhuasuan, which varies by product category, and, under certain circumstances, a placement fee for promotional slots for a specified period.

  Rural Taobao

       As of December 31, 2015, over 600 million people in China resided in rural areas, according to the National Bureau of Statistics of China. Consumption in the rural areas is highly constrained by geographic and infrastructural limitations, as the cost of distribution to geographically dispersed and remote locations is prohibitively high. We aim to increase the level of consumption and commerce in rural China through our Rural Taobao program. We have established service centers in villages to give rural residents greater access to goods and services and the ability to sell what they make to the cities. Villagers can shop at these service centers, with the help of service center operators whom we call Rural Taobao Partners. Goods ordered online are delivered to county-level stations and then distributed by local couriers to service centers in the villages for pick up. As of March 31, 2016, we had service centers in over 14,000 rural villages. Coordinated by Cainiao Network, almost all packages can be delivered from the county-level station to a village service center the next day.

       Our Rural Taobao program also helps Chinese rural villages to create a production economy by enabling village residents to sell items, such as agricultural products, directly to urban consumers. For example, the program facilitated farmers in the southern part of Jiangxi province, to sell more than 250 tonnes of oranges during the 16-day Ali Chinese New Year Shopping Festival in 2016, helping the region establish its reputation for quality oranges. The program also assisted rice farmers in Zhaoyuan, a small city in Heilongjiang province, with an innovative pre-order campaign where consumers placed their orders six months ahead of harvest and delivery. Despite the lack of e-commerce experience among the Zhaoyuan rice farmers, Zhaoyuan has since become a top-selling region for rice on our China retail marketplaces in 2016, attracting large orders from corporations, such as national airlines and state-owned enterprises.

       Through our Rural Taobao program, we are pioneering a two-way distribution infrastructure to connect commerce between cities and rural areas in China. We believe Rural Taobao brings significant benefits to rural residents by improving their quality of life, and to brands and manufacturers who wish to extend their reach by accessing China's vast rural population.

  Merchant services

       While most users experience our China retail marketplaces as a consumer, we have also invested substantially in our relationship with merchants and brands through development of merchant services, including online software tools. These services enable merchants and brands to manage engagement with their customers and operate more efficiently. We believe offering reliable and useful services to merchants and brands helps to enhance their loyalty to our platform. These merchant services include:

  •
  Customer relationship management.  We provide online store owners the capability to tag and manage their customers who have visited their storefronts by attributes such as demographic characteristics and shopping preferences. This capability enables the store owner to personalize online storefront for each visitor.

  •
  Inventory and fulfillment management.  We provide a data standardization platform to aggregate inventory data and facilitate data exchange between different enterprise systems efficiently, so that retailers can fulfill their online orders from any of their warehouses or offline stores.

  •
  Storefront management.  We provide a suite of tools that assist storefront owners on Taobao Marketplace and Tmall to manage their storefronts, free of charge. Advanced versions of storefront management software for upgrades and decorations are available for a subscription fee. We also offer a free seller management "light app" within our Taobao App that allows merchants to set up and manage their storefronts directly using their mobile phones.

  •
  Mobile engagement.  We offer a multi-media news feed channel on Taobao App and Tmall App for consumers to follow the latest news and videos posted by merchants and brands they have bookmarked. This feature enables merchants and brands to engage and interact with consumers wherever they are.

  •
  Data insight.  We offer a secured cloud data insight platform that offers sophisticated data analytic services such as customer data aggregation, brand marketing and product cycle management services.

  •
  Communication.  Merchants can use our proprietary instant messenger to communicate with and provide customer service to consumers. The instant messaging tool supports text, audio and video communication on PC and mobile.

  •
  Productivity management.  We provide an integrated platform for productivity management that allows merchants to access our suite of software tools in storefront management, communications and marketing services through a unified interface.

  •
  Taobao Services Platform.  We offer Taobao Services Platform where qualified retail operation partners and ISVs offer product planning, supply chain management and fulfillment services to merchants. In addition, merchants can find service providers in marketing, fashion modeling and photography, as well as third-party software tools for storefront and customer relations management on the platform.

  •
  Financing.  Through Ant Financial Services, merchants doing business on our platforms have access to credit financing. Ant Financial Services designs credit products and evaluates and monitors the credit risks of merchants through its proprietary model based on real-time data from sales transactions, customer feedbacks, customer service indicators and other factors. The availability of high-value commerce data unique to our China retail marketplaces enables Ant Financial Services to provide tailored financing services that we believe are unmatched by other Internet peers.

  Wholesale Commerce in China

  1688.com China domestic wholesale marketplace

       1688.com is our online wholesale marketplace that connects buyers and sellers in China who trade in general merchandise, apparel, electronics, raw materials, industrial components, and agricultural and chemical products, among others. A significant number of merchants on our retail marketplaces source their inventory on 1688.com. Listing items on 1688.com is free. Sellers may purchase a China TrustPass membership for an annual subscription fee to host premium storefronts with access to data-analytics applications and upgraded storefront management tools. Paying members may also pay for additional services, such as premium data analytics and online marketing services. As of March 31, 2016, 1688.com had over 930,000 paying members.

  International and Cross-border Commerce

  AliExpress

       AliExpress is a global marketplace targeting consumers from around the world to buy directly from manufacturers and distributors in China. In addition to the global English-language site, AliExpress operates fifteen local language sites, including Russian, Spanish and French. Consumers can access the marketplace through its websites or the AliExpress App. Top consumer markets where AliExpress is popular are Russia, the United States, Spain, Brazil, France and the United Kingdom.

       Merchants on AliExpress pay a transaction commission, which is typically 5% of transaction value. We also generate revenue on AliExpress from merchants who participate in the third-party marketing affiliate program and those who purchase P4P marketing services. In the twelve months ended March 31, 2016, AliExpress generated US$8.4 billion in GMV, US$5.4 billion of which was settled through Alipay.

  Tmall Global

       Through Tmall Global, an extension of Tmall, we address the increasing Chinese consumer demand for international products and brands. Tmall Global is the premier platform for overseas brands and retailers to reach Chinese consumers and build brand awareness in China without the need for physical operations in China. Tmall Global also enables brands to cater to niche demands, reduce time to market to test new products with consumers, and gain valuable consumer insights in forming their overall China strategy. For example, Costco, Macy's, Chemist Warehouse, LG Household & Health Care and Matsumoto Kiyoshi have storefronts on Tmall Global.

  Alibaba.com global trade marketplace

       Alibaba.com is a leading English language wholesale marketplace for global trade. Sellers on Alibaba.com may pay for an annual Gold Supplier membership to host a premium storefront with product listings on the marketplace. Sellers may also purchase an upgraded membership package to receive value-added services such as upgraded storefront management tools and P4P marketing services. Buyers on Alibaba.com are located in over

200 countries all over the world. Buyers are typically trade agents, wholesalers, retailers, manufacturers and SMEs engaged in the import and export business.

       Through OneTouch, an Internet-based integrated services platform, we offer members of Alibaba.com and other SMEs services relating to import/export transactions, including customs clearance, VAT refund, trade financing and logistics. In the twelve months ended March 31, 2016, OneTouch processed over US$15 billion in import/export transaction volume. In 2015, Alibaba.com began offering Trade Assurance, a service through which we will compensate a buyer for damages arising from a seller's breach of contract terms. The amount of coverage is based on the seller's credit profile generated from data on our platforms. As of March 31, 2016, Alibaba.com had over 137,000 paying members.

  Lazada

       We acquired a controlling stake in Lazada, a leading e-commerce platform across Southeast Asia, in April 2016. Lazada operates e-commerce platforms in Indonesia, Malaysia, the Philippines, Singapore, Thailand and Vietnam, with local language websites and mobile apps in each of the six markets. Lazada offers third-party brands and merchants a marketplace solution with simple and direct access to consumers in these six countries through one retail channel. Lazada also sells products owned by its retail operations. It has developed its own logistics infrastructure with warehouses and a last-mile delivery fleet to offer quick and reliable delivery to its customers. According to Internet Live Stats' estimates, the six countries in which Lazada operates have a combined population of approximately 560 million and an Internet user base of approximately 200 million in 2016.

Cloud Computing

       Alibaba Cloud is China's largest provider of public cloud services in 2015 by revenue, according to IDC. The technologies that power Alibaba Cloud grew out of our own need to operate the massive scale and complexity of our core commerce business. In 2009, we founded Alibaba Cloud to make these technologies available for third-party customers.

       Alibaba Cloud offers a complete suite of cloud services, including elastic computing, database, storage and content delivery network (CDN), large scale computing, security and management and application services. Products that differentiate Alibaba Cloud from our domestic peers include proprietary security and middleware products, large scale computing services and analytic capabilities provided by our big data platform. These products enable customers to build IT infrastructure quickly on-line without having to work on-premise.

       We offer our cloud computing services to merchants doing business on our marketplaces, start-ups, corporations and government organizations. We charges fees that are primarily based on time and usage. As of March 31, 2016, Alibaba Cloud had over 2.3 million customers, including over 500,000 paying customers. Customers, including China Railway, Weibo and Beijing Genomics Institute, use our elastic computing services, security and artificial intelligence capabilities for data storage, transmission and analysis. Customers, such as Sinopec and BYD, also use our middleware services to upgrade their application infrastructures. Entertainment platforms, including CCTV and Mango TV, use our content delivery networks for live and on-demand video business. China Customs and China Meteorological Administration use our big data solutions to improve efficiency.

       Our cloud computing platform supported our annual Singles Day promotion when record traffic and transactions occur. On Singles Day in 2015, Alibaba Cloud successfully processed peak transactions of 140,000 orders per second, demonstrating the platform's reliability and scalability. Alibaba Cloud's distributed computation framework, FuxiSort, set new world records in the Sort Benchmark contest in 2015, a further demonstration of our leadership in general-purpose computing systems.

Mobile Media and Entertainment

       Based on the strength of our relationship with consumers and our capability to leverage commerce data that can be applied to serve the broader interests of consumers, we have developed an emerging business in mobile media and entertainment through three distribution platforms, UCWeb mobile media, game publishing and multi-screen entertainment, and content creation and production companies in film, music and sports.

  Distribution Platforms

  UCWeb mobile media

       UCWeb operates UC Browser, the second largest mobile browser in the world after Chrome by page view market share as of April 2016, according to StatCounter (data available at: http://gs.statcounter.com). UCWeb also provides mobile value-added services to users including news feeds, mobile web navigation and mobile search. Its mobile search business, Shenma ( ), was the second largest mobile search engine in China in the three months ended March 31, 2016, according to BigData-Research.

  Game publishing

       We operate a game publishing platform for Android-based mobile games that also serves as an online community and media platform for gamers. We cooperate with upstream and downstream players across the game industry value chain, as a partner, exclusive licensee and developer of mobile games.

  Multi-screen entertainment

       Youku Tudou, a leading multi-screen entertainment and media company in China, enables users to search, view and share high-quality video content quickly and easily across multiple devices. The Youku Tudou brand is among the most recognized online video brands in China. In March 2016, monthly active users on Youku Tudou PC platforms reached 344 million and monthly active users of Youku App and Tudou App combined reached over 167 million, according to iResearch. The total user time spent on Youku Tudou PC platforms, and the two mobile apps combined reached over 2.9 billion hours in March 2016, according to iResearch. Through licensed operators, we also offer over-the-top TV services, such as the delivery of a variety of video content over the Internet through set-top boxes developed by us and set-top boxes and smart televisions developed by third parties, of which some are powered by YunOS, our proprietary operating system.

  Content Creation and Production

  Film

       Alibaba Pictures is our equity method investee company that produces and invests in movies and television programs. It has built a pipeline of upcoming releases including Ferry Man ( ), Three Lives Three Worlds Ten Miles of Peach Blossom ( ), The Heroic Age ( ) and Return of the Pearl Princess ( ). In addition to content production, Alibaba Pictures also promotes and distributes films including blockbusters such as Mission: Impossible — Rogue Nation and Tiny Times 4 (4). It also operates one of the largest suppliers of cinema ticketing systems in China, an online ticketing platform and a C2B financing platform for entertainment projects and merchandising.

  Music

       We operate Xiami ( ), which offers music streaming services through websites and mobile apps. We also operate online music platform Alibaba Planet ( ) that connects fans, artists and other music industry participants.

  Sports

       Alibaba Sports Group, established in September 2015, is engaged in the development and operation of sports IP, sporting events, e-sports contests, sporting venues, sports merchandise and acquisition of selected media rights, leveraging our expertise in e-commerce and our various entertainment distribution platforms.

Other Innovation Initiatives

  YunOS Operating System

       YunOS is a cloud-based mobile operating system for smartphones, Internet of Things devices, set-top boxes, smart televisions and smart cars, among others. Using YunOS, users can conveniently and securely synchronize data, such as call data, text messages and photos, across their devices through the cloud. YunOS provides the connectivity between cloud-based applications and hardware devices, with a focus on the data needs of users.

  AutoNavi

       AutoNavi is a leading provider of digital map, navigation and location-based services in China.

  DingTalk

       DingTalk is our proprietary enterprise communications app that provides support for text, voice and video communication, work flow management and collaboration among team members and enterprises of various sizes. With a built-in enterprise directory, users can initiate text chats or voice and video conference calls as well as secured group chats with members of their organization. DingTalk unifies the tasks of critical communication and collaboration in the work place.

  Alibaba Health

       Alibaba Health is our flagship vehicle to bring innovative solutions to the healthcare industry.

Monetization Platforms and Systems

  Alimama

       Alimama is our marketing technology platform that provides the publisher-side serving and demand-side functionalities for merchants and brands to place various marketing display formats on our marketplaces and other third-party properties. The platform supports P4P marketing based on keyword search rankings or display marketing in fixed positions that are bid through auctions, as well as cost-per-thousand impression-based (CPM) marketing formats via the display of photos and graphics.

       The ranking of P4P search results on our core commerce marketplaces is based upon proprietary algorithms that take into account the bid price of keywords, the popularity of an item or merchant, customer feedback ranking of merchants and quality of product displays. For display marketing, the Alimama platform serves marketing messages based on data from our ecosystem, including transactions on our core commerce platforms, payment data from Ant Financial Services, logistics data from Cainiao Network, user navigation and behavioral data from our core commerce and media entertainment properties, as well as demographic and location-based data. The relevance and comprehensiveness of data based on commercial activities and user activities around our ecosystem provide a powerful and unique advantage for Alimama to target the most relevant information to the most relevant users.

       We have developed a system that we call Super ID to track users across different properties and devices. For example, we are able to identify a user watching a Youku Tudou video on a PC as the same user shopping on our Taobao App. Our Super ID system takes disparate data and attributes the data to a single user, and in this we can provide marketers with valuable insights into user behavior and preferences.

       The Alimama technology platform supports marketing delivered through personal computers and mobile devices. Under Alimama's bidding system, marketers may set a higher or lower bid price for mobile marketing than the bid price for marketing on personal computers. Alimama also has an affiliate marketing program to place marketing displays on third-party websites and mobile apps, thereby enabling marketers, if they so choose, to extend their marketing and promotional reach to properties and users beyond our own marketplaces.

       We believe we have one of the largest online marketing affiliate networks in China in terms of revenue shared with third-party website properties and mobile apps. Our affiliate marketing program not only provides additional traffic to our core commerce marketplaces, but also generates revenue to us. Under the Taobaoke program, merchants on Taobao Marketplace and Tmall can generate additional traffic and transactions from third-party websites and mobile apps, and the marketer pays commissions based on a percentage of transaction value sourced from such third-party affiliates. We share a significant portion of that commission with our third-party affiliate partners.

       Alimama operates the Taobao Ad Network and Exchange, or TANX, one of the largest real-time bidding online marketing exchanges in China. TANX helps publishers to monetize their media inventories both on web properties and mobile apps. TANX automates the buying and selling of billions of marketing impressions on a daily basis. Participants on TANX include publishers, marketers and demand side platforms operated by agencies.

       Alimama also offers a data management platform through TANX, or DMP, for marketers that wish to execute their campaigns with proprietary and tailored data. DMP helps the marketer to identify targeted audience groups by mapping their own proprietary data set to the data captured in our ecosystem. By customizing and tagging the attributes of consumers, the marketer is able to reach and expand its targeted audiences.

  UCWeb Mobile Marketing System

       Our mobile search engine, Shenma ( ), monetizes through a keyword bidding system that enables marketers to reach users who search for information related to their products or services. We engage third-party distributors to sell some of our mobile marketing services to marketers. UC Browser monetizes primarily through time-based display marketing where marketers place icons that link to their webpage or apps in UC Browser. Its news feed feature UC Headline enables marketers to place marketing messages in news feed on cost-per-click (CPC) basis or impressions on time basis. Our mobile marketing platform enables marketers to launch targeted marketing for apps, games, web pages and services on mobile media including UC Browser, UC Headline and third-party media partners, leveraging our deep consumer insights.

  Youku Tudou Advertising System

       Youku Tudou monetizes primarily through brand advertising. Its online advertising services include in-video, display, sponsorship and other forms of advertisements. In-video advertisements appear at certain times during the playback of a video. These video advertisements can be pre-roll, post-roll, mid-roll or pause advertisements. Display advertisements can be delivered alongside a video and may take the form of graphical banners or text hyperlinks. Other forms of advertisements include product placements in the web video series produced in-house, sponsored live events or viral videos produced in-house. Youku Tudou's advertising solutions present brand advertisers with attractive opportunities to combine the visual impact and engagement of traditional television-like multimedia formats with the interactivity and precise targeting capabilities of the Internet.

Other Major Elements of our Ecosystem

Logistics

       Cainiao Network is a joint venture that we formed in May 2013 with other shareholders who are engaged in logistics, retail, and real estate, including four major express courier companies in China. Cainiao Network does not deliver packages itself. It operates a logistics data platform that leverages the capacity and capabilities of logistics partners to fulfill transactions between merchants and consumers at a large scale. Cainiao Network uses data insights and technology to improve efficiency across the logistics value chain. The proprietary data platform provides real-time access to data for merchants to better manage their inventory and warehousing and for consumers to track their orders. In addition, Cainiao Network's data platform helps logistics service providers to improve the efficiency and effectiveness of their services, such as leveraging data to optimize the delivery routes used by express courier companies.

       Cainiao Network provides two major types of services — assisted-delivery services and end-to-end logistics solutions.

  •
  Assisted-delivery services are data- and technology-based value-added services that link merchants to logistics service providers, provide real-time order tracking information to consumers and enhance logistics efficiency. Merchants select the services of particular logistics service providers that rely on Cainiao Network's proprietary data platform for accuracy of delivery information and optimization of delivery routes. Under the assisted-delivery model, merchants assume the responsibility for order fulfillment out of their chosen warehouses, and they pay for express courier companies to pick up, transport, sort and make last-mile deliveries to the end consumers. This model does not require Cainiao Network to invest in capital intensive warehouse, transport or last-mile assets. Currently the vast majority of packages from our China retail marketplaces are fulfilled and delivered under the assisted-delivery model.

    Through the platform approach, Cainiao Network integrates the resources of logistics service providers to build out the logistics ecosystem. As of March 31, 2016, Cainiao Network's fifteen strategic express courier partners employed over 1,700,000 delivery personnel in more than 600 cities and 31 provinces in China, according to data provided by them. Collectively they operated more than 150,000 hubs and sorting stations. The top six of these express courier partners handled the delivery of the majority of packages from our China retail marketplaces in the twelve months ended March 31, 2016. We believe that orders from transactions generated on our marketplaces represented a significant portion of these express courier partners' total delivery volumes in the twelve months ended March 31, 2016. Cainiao Network is still in an early stage of development. It has yet to monetize the majority of the value-added services it provides under the assisted-delivery model.

  •
  End-to-end logistics solutions are fulfillment and delivery services offered to merchants where Cainiao Network assumes responsibility of getting packages to the end consumers. Cainiao Network uses a combination of owned and partner warehouses to fulfill orders, and it collaborates with providers in warehouse operations, line haul services and express courier services to complete the last-mile delivery. To provide a high quality solution, Cainiao Network oversees the entire logistics process and promotes standardization on efficiency metrics. During the process, Cainiao Network also trains the capabilities of its logistics partners through technology and data insights.

    In addition to enabling the fulfillment and delivery of orders that fit in standard size packages, we and Cainiao Network also partner with specialized logistics service providers for category-specific solutions where items require special handling and services. The following are examples of category-specific solutions that we and Cainiao Network have organized to enhance the consumer experience:

    •
    Large appliances.  We have entered into a joint venture with Haier Electronics to invest in its logistics subsidiary, RRS, to handle logistics services for large appliances. Partnering with RRS, Cainiao Network provides large appliances merchants with inventory planning tools, data analytics, and logistics services that enhance consumer experience through more efficient inventory placement.

    •
    Consumer electronics.  In connection with our agreement to invest in Suning, one of the largest electronics retail chain in China with 1,600 stores and over 60 national and regional distribution centers as of December 31, 2015, we and Cainiao Network are cooperating with Suning to leverage their retail and logistics assets relating to warehousing and delivery capabilities, and after-sale servicing and returns of electronics products.

    •
    Tmall Supermarket.  Tmall operates a popular supermarket category that generates high frequency purchases and builds consumer mindshare for high quality fresh produce, food and FMCG products. Cainiao Network provides same-day or next-day delivery under its end-to-end logistics solutions program by partnering with specialized players in the fresh produce supply chain, cold chain transport, warehouse operations and last-mile delivery services.

    •
    Cross-border.  Cainiao Network provides import and export logistics services to merchants on Tmall Global, our premier platform for overseas brands and retailers, and AliExpress, our global consumer marketplace, respectively.

       In order to enhance consumer experience and improve efficiency in last-mile delivery in both rural and urban areas, Cainiao Network is also engaged in initiatives including arranging delivery from county-level Rural Taobao stations to villages, and setting up pick-up stations around urban communities.

       During the twelve months ended March 31, 2016, Cainiao Network and its logistics partners enabled the delivery of 12.2 billion packages from our China retail marketplaces. Currently, Cainiao Network primarily derives its revenue from end-to-end logistics solutions and generates a significant portion of its revenue from providing these services to Tmall Supermarket.

  Proprietary Logistics Data Platform

       Cainiao Network operates a proprietary logistics data platform. This platform links consumers, merchants and logistics service providers and allows them to share information relating to orders, delivery routes and time, and user feedbacks. The logistics data platform can interface with a broad range of systems including our marketplace transaction systems, Alipay's payment system, third-party transportation management systems, and the CRM, ERP and warehouse management systems of merchants. Information generated from the data platform serves many purposes: merchants can review the performance of delivery service providers on different routes; logistics service providers can compare their performance against peers; and consumers can track orders, receive delivery time information, and stay in touch with delivery personnel.

  Recent Equity Financing of Cainiao Network

       Cainiao Network completed a round of equity financing of approximately RMB10 billion in March 2016. Existing shareholders and new investors, including major sovereign wealth funds and private equity funds, participated in the financing. We subscribed for Cainiao Network's shares on an approximately pro rata basis. As of March 31, 2016, we own an approximately 47% equity interest in Cainiao Network. See "Item 5. Operating and Financial Review and Prospects — A. Operating Results — Recent Investment, Acquisition and Strategic Alliance Activities — Logistics — Cainiao Smart Logistics Network Limited."

Payments

       Alipay, a wholly-owned subsidiary of Ant Financial Services, provides payment and escrow services for transactions on Taobao Marketplace, Tmall, 1688.com, AliExpress and certain of our other platforms. Alipay also provides payment and escrow services to third parties in China and overseas. Alipay is the principal means by which consumers pay for their purchases on our China retail marketplaces. Except for credit card transactions where Alipay charges the merchant to cover processing costs with banks, neither we nor Alipay charge any payment fees to merchants doing business on our platform. Instead, we pay Alipay a fee to cover its cost of operating payment and escrow services it provides on our marketplaces pursuant to a commercial agreement with Ant Financial Services and Alipay. For additional details on our commercial relationship with Ant Financial Services and Alipay, see "Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Agreements and Transactions Related to Ant Financial Services and its Subsidiaries."

       Alipay also offers a mobile app, Alipay Wallet, which further facilitates mobile commerce and other consumer services and digital transactions by making payment accessible and convenient through a mobile device. During the twelve months ended March 31, 2016, there were over 450 million Alipay annual active users.

Local Services

       Through investee companies, we are engaged in the online-to-offline, or O2O, local services business involving restaurants, food delivery, movie ticketing and retail stores, among others.

  Koubei Restaurant and Local Services Guide

       In 2015, we and Ant Financial Services set up the joint venture Koubei ( ), one of the leading restaurant and local services guide businesses in China. Koubei operates O2O services in conjunction with Alipay and AutoNavi's map navigation by generating demand to local establishments such as restaurants, supermarkets and convenient stores by offering consumers a "closed loop" experience, from acquiring information on mobile to finding the store to claiming discounts to payment. For the three months ended March 31, 2016, Koubei generated RMB21 billion (US$3 billion) in GMV settled through Alipay with merchants.

  Ele.Me Food Delivery

       In March 2016, we jointly invested with Ant Financial Services in Ele.me ( ), a leading food delivery company in China. Consumers using the company's food delivery app can order meals, snacks and beverages on a mobile device. Through a delivery network of employed and outsourced personnel, the company's service covered over 300 cities in China as of March 31, 2016. Under a cooperation agreement with the company, food orders generated from the Taobao App and Alipay Wallet are fulfilled by Ele.me.

  Movie Ticketing

       Alibaba Pictures, our equity investee and the flagship unit of our movie business, operates an online movie ticketing platform. In May 2016, the platform raised RMB1.7 billion Series A financing from a group of investors led by CDH Investments, Ant Financial Services and Sina.com.

Customer Service for China Retail Marketplaces

       Merchants on our platforms serve their customers with tools we provide. In addition, our customer service representatives serve consumers and merchants on our marketplaces through telephone hotlines, real-time instant messaging and online inquiry systems. Our dispute resolution system's adjudication panel of experienced consumers and merchants provides an easy way for consumers and merchants to resolve their disputes, while other more complicated disputes are referred to our customer service representatives. In the twelve months ended March 31, 2016, we received dispute cases representing approximately 0.04% of annual orders placed on our China retail marketplaces.

       With certain exceptions, consumers on our China retail marketplaces may return the purchased goods within seven days from their receipt. Alipay's payment escrow services ensure efficient refunds. In addition, for qualified buyers with good credit history, we may accelerate refund procedure by making the refund payment directly to the buyer upon the buyer's refund application and providing of proof of shipment for the return goods.

Transaction Platform Safety Programs

       Preserving the integrity of our marketplaces is a top priority for us. We are committed to protecting intellectual property rights and eradicating counterfeit merchandise and fictitious activities. Counterfeiting and infringement of intellectual property, both online and offline, are industry-wide issues affecting brands and merchants globally. We work with rights holders, trade associations and governments around the world.

Anti-Counterfeiting

       To protect consumers, merchants and brands and to maintain the integrity of our marketplaces, we have taken the following measures through our platforms, with other industry participants and with governmental authorities:

  •
  Through our platforms.  We proactively monitor our platforms and have implemented takedown measures to enforce IP rights, including:

  •
  operating an online takedown platform for brand owners to report infringements;

  •
  offering qualified rights holders a good-faith takedown program on Taobao Marketplace, where we process infringement takedown requests on a "good-faith" basis by expediting claims and simplifying the notification procedure;

  •
  conducting real-time initial screening of merchandise when merchants add or modify listings;

  •
  conducting test-buy programs to spot check whether the goods mailed by a merchant are genuine or meet quality standards; and

  •
  improving our monitoring system by developing technologies to automate the process and investing in more manpower.

  •
  With other industry participants.  We have established cooperative relationships with over 1,900 major brand owners and a large number of leading industry associations in connection with intellectual property rights protection to enhance the effectiveness of anti-counterfeiting measures.

  •
  With government authorities.  We cooperate with government authorities, agencies and law enforcement authorities to conduct offline anti-counterfeiting investigations, and work with local governments in China to support original brands. With insights drawn from our data analytics, our team works closely with brands and law enforcement authorities, to identify manufacturers and large-scale distributors of counterfeit goods and bring them to justice.

Combatting Fictitious Transactions

       With respect to fictitious activities, we have and will continue to invest significant resources in protecting the trust and credit system we have built on our marketplaces. Measures to prevent, detect and reduce the occurrence of fictitious transactions on Taobao Marketplace and Tmall we have implemented include:

  •
  requiring the use of merchants' real identities when opening accounts;

  •
  analyzing transaction patterns to identify anomalies;

  •
  offering dynamic password protection and engaging in real-time monitoring of user login behavior;

  •
  enabling consumers and merchants to report suspicious transactions;

  •
  maintaining a "blacklist" of merchants and sellers who have previously been involved in fictitious transactions; and

  •
  collaborating with participants in our ecosystem such as Alipay and Cainiao Network as well as industry partners and law enforcement authorities on Internet security.

Penalties

       We aim to protect consumers from being affected by excluding counterfeit merchandise and fictitious transactions from the ranking system, credit system and transaction volume statistics. When such activities are confirmed, we penalize the parties involved through a number of means including: limiting the relevant merchant's ability to add listings, imposing restrictions on participation in promotional activities on our marketplaces, placing the relevant merchant's product listings at the bottom in search ranking results, closing down storefronts and permanently banning the merchant from opening any accounts on our platforms.

Consumer Protection

       We believe every consumer has the right to safety and protection from false and misleading claims. We encourage our merchants to make product quality a priority and have set up various programs to this end. In addition, all Tmall merchants are required to contribute to and maintain a consumer protection fund for the benefit of consumers. Consumer protection fund deposit requirements vary by product category and typically range from RMB50,000 to RMB150,000 per storefront. For Tmall Global merchants, the consumer protection fund deposit requirement is typically RMB150,000 for standard storefronts. The majority of Taobao Marketplace merchants maintain individual consumer protection funds whose minimum amounts range from RMB1,000 to RMB10,000. All Tmall and Taobao Marketplace merchants are required to sign agreements with us authorizing us to make deductions from their Alipay accounts in the event of confirmed consumer claims. Many merchants on both Tmall and Taobao Marketplace fulfill more than our basic requirements to demonstrate their confidence in the quality of their services and products. They provide a larger deposit than required and make additional service commitments, such as expedited shipment, free maintenance for electronics and installation services for furniture purchases. We incentivize merchants to set up customer protection funds by programming our search results to prioritize the rankings of product listings for merchants who have established these funds. In addition, the consumer protection fund amounts are displayed on the merchant's information page. As of March 31, 2016, consumer protection funds deposited in the Alipay accounts of merchants on our China retail marketplaces in aggregate totaled over RMB17 billion. If the amount in a merchant's consumer protection fund is insufficient, we may still choose to compensate consumers ourself for any losses, although we are not legally obligated to do so.

Our Technology

       Technology is key to our success in achieving efficiency for our business, improving the user experience, and enabling innovation. As of March 31, 2016, we employed a team of over 18,000 research and development personnel engaged in building our technology platform and developing new online and mobile products. Key components of our technology include those described below:

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

Search and Online Marketing

       Our standard product unit database, or SPU database, is built on the vast amount of items listed on Taobao Marketplace and Tmall. The comprehensive transactional and user behavior data generated on our marketplaces enable us to construct a powerful search engine that generates personalized results.

       Our online marketing technology platform supports millions of online marketers and delivers tens of billions of online marketing impressions every day. Our online marketing technology enables us to continuously improve the effectiveness of our online marketing services for our merchants through the use of aggregated behavioral targeting data and analytics.

Deep Learning

       Alimama utilizes cloud-based deep learning extensively to enhance the consumer targeting efficiency and return on investments for online marketers of our P4P marketing, display marketing and DMP service offerings. Supported by our Apsara cloud computing system, Alimama operates a cluster of servers that is capable of analyzing terabytes of data points for the modeling of tens of billions online marketing impressions.

Security

       We are committed to maintaining a secure e-commerce ecosystem. Our back-end security system handles hundreds of millions of instances of malicious attacks each day to safeguard the security of our e-commerce and cloud platforms.

Multi-Region Availability

       Compared to social media platforms, the data availability and security requirement for transactions platforms are higher. Our transaction system is kept live and available in data centers in multiple regions in China. This configuration provides more scalability, stability and redundancy than the traditional redundancy configurations.

YunOS

       Our YunOS is a cloud-based mobile operating system for smartphones, Internet of Things devices, set-top boxes, smart televisions and smart cars, among others. With YunOS, users can conveniently and securely synchronize data, such as call data, text messages and photos, across their devices through the cloud. System level based H5/Web, dynamic service linking and unified data technologies, as well as a multi-level security framework enable developers to deliver location-based and contextual Internet services with a focus on the data needs of users.

Sales and Marketing

       As Taobao Marketplace is China's largest online shopping destination, we enjoy significant organic traffic through word-of-mouth and general awareness of our brand and platform. We believe word-of-mouth, and the reputation and ubiquitous awareness of our brand and platforms in China and, increasingly, abroad, provide us with the best and most cost-efficient marketing channel. We employ a variety of methods to attract potential merchants and consumers, paying members, online marketers and other ecosystem participants and to promote our brands.

       We generate the majority of our revenues through online marketing services from our merchants. As these merchants are mostly participants on our marketplaces, we do not need to rely on a large sales force for our retail marketplaces. The majority of our sales staff is engaged in selling membership packages to registered members of our wholesale marketplaces through telephone sales and field sales.

Corporate Social Responsibility

       Since our founding, we have been highly committed to sustainable corporate responsibility projects, both through charitable endeavors and by extending the benefits of our ecosystem to the community at large. We believe the best approach to corporate social responsibility is through embedding elements of social responsibility in our business model. Our achievements and initiatives in the areas of corporate social responsibility include those described below:

Creating Job Opportunities

       The breadth of our ecosystem and the range of different types of service providers needed within it create employment opportunities. In addition to providing direct business opportunities for merchants, our ecosystem has created new opportunities for service providers in logistics, marketing, consulting, operations outsourcing, training and other online and mobile commerce professions. According to AliResearch, our research division, as of December 2015, it is estimated that our China retail marketplaces contributed to the creation of over 15 million job opportunities, including people working directly for online storefronts and service providers to merchants.

       With the power of the Internet, our platforms have leveled the playing fields for businesses in many aspects making it an inclusive place for everyone to thrive and prosper. In fiscal year 2016, approximately half of our active sellers on our China retail marketplaces are female. We also have programs that create equal opportunities for everyone such as cloud customer service program for people with disabilities, entrepreneur programs for university students and Rural Taobao partnership program targeting entrepreneurs returning to their villages to start businesses. We have also established entrepreneurial funds in Hong Kong and Taiwan to support the career and entrepreneurial aspirations of young people locally.

Alleviating Poverty

       As we expand to rural areas in China and help rural farmers reach urban consumers, we have created opportunities for people living in poverty to elevate their income levels. For the twelve months ended March 31, 2016, merchants in over 800 state-designated poverty counties in China in aggregate generated GMV of over RMB20 billion on our China retail marketplaces.

Internet Approach to Charity

       We support and promote a number of charitable and socially responsible initiatives and programs in ways that we believe are in alignment with our core values and our mission. Since 2010, we have earmarked 0.3% of our annual revenue to fund efforts designed to encourage environmental awareness and conservation and other corporate social responsibility efforts. In 2011, we established Alibaba Foundation, a private charity fund that focuses on supporting environmental protection in China and helping the disadvantaged such as children born with heart defects in underdeveloped areas of China.

       Over RMB400 million.    In fiscal year 2016, Alibaba Foundation made over RMB210 million in donations to support various charitable causes and initiatives. We have also leveraged our platform to facilitate other charitable organizations to raise over RMB190 million in donations.

       Over 60 projects.    In fiscal year 2016, Alibaba Foundation supported more than 60 charitable projects, including those hosted by The Nature Conservancy, National Geographic Air and Water Conservation Fund,

Paulson Institute and Institute of Public and Environmental Affairs. For example, we supported the development of Wei Lan Map ( ) mobile app that exposes pollution hotspots in China and the companies and factories responsible for it on a map. Hundreds of corporations have made press releases about the data exposed by this app while a portion of these corporations have reacted by taking actions to rectify the problems exposed.

       Over 130,000 hours.    Starting from September 2015, we encourage our employees to perform at a minimum three hours of charitable activities every year. Since the program's inception until the end of fiscal year 2016, this program saw over 130,000 hours of social service performed by our employees.

       Over 3.3 billion participations.    We recognize our immense influence on our ecosystem and we leverage that to extend the reach of our charitable work. In fiscal year 2016, our platforms facilitated over 3.3 billion charitable participations involving over 280 million consumers and over 1.5 million merchants. We encourage our merchants, consumers and other ecosystem participants to participate in socially responsible activities. For example, charitable organizations can set up storefronts on our marketplaces to raise funds and engage volunteers. Merchants can designate certain percentage of their sales proceeds generated on our platforms to go to charitable organizations. Consumers can contribute to charitable causes through purchasing these products or participating in charity auctions hosted on our platforms.

Competition

       We face competition principally from established Chinese Internet companies, such as Tencent, Baidu and their respective affiliates, as well as from certain offline retailers and vertical e-commerce players, including those that specialize in a limited number of categories. These competitors generate significant traffic and have established brand recognition, significant technological capabilities and significant financial resources. The areas in which we compete include:

  •
  Consumers — We compete to attract, engage and retain consumers based on the variety and value of products and services listed on our marketplaces, the engagement of media and entertainment content available on our platforms and the overall user experience of our products and services.

  •
  Merchants and Brands — We compete to attract and retain merchants based on the size and the engagement of consumers on our platforms and the effectiveness of our products and services to help them build brand awareness and engagement, acquire and retain customers, complete transactions and enhance operating efficiency.

  •
  Marketers — We compete to attract and retain marketers, publishers and demand side platforms operated by agencies based on the reach and engagement of our properties, the depth of our consumer data insights and the effectiveness of our branding and marketing solutions.

  •
  Talent — We compete for motivated and effective talent and personnel, including engineers and product developers to build compelling apps, tools and functions for all participants in our ecosystem.

       We also face competition from major global Internet companies, including e-commerce companies around the world. Although foreign e-commerce companies currently have a limited presence in China, we face significant competition from them in the areas of cross-border commerce, in particular as we further carry out geographic expansions into international markets.

Seasonality

       Our overall operating results fluctuate from quarter to quarter as a result of a variety of factors, including seasonal factors and economic cycles that influence consumer spending as well as promotional shopping activities we conduct.

       Historically, we have experienced the highest levels of revenues in the fourth calendar quarter of each year due to a number of factors, including merchants allocating a significant portion of their online marketing budgets to the fourth calendar quarter, promotions, such as Singles Day on November 11 of each year and the impact of seasonal buying patterns in respect of certain categories such as apparel. We have also experienced lower levels of revenues in the first calendar quarter of each year due to a lower level of allocation of online marketing budgets by merchants at the beginning of the calendar year and the Chinese New Year holiday, during which time consumers generally spend less and businesses in China are generally closed. In addition, seasonal weather patterns may affect the timing of buying decisions. For example, unexpectedly long periods of warm weather could delay the purchase of heavier clothing items that have higher average selling prices. Moreover, as our business grows, we expect that our fixed costs and expenses, such as payroll and benefits, bandwidth and co-location fees, will continue to increase, which will result in operating leverage in seasonally strong quarters but can significantly pressure operating margins in seasonally weak quarters.

Regulation

       We operate in an increasingly complex legal and regulatory environment. We and our key service provider, Ant Financial Services, are subject to a variety of PRC and foreign laws, rules and regulations across a number of aspects of our business. This section summarizes the principal PRC laws, rules and regulations relevant to our business and operations. Areas in which we are subject to laws, rules and regulations outside of the PRC include data protection and privacy, consumer protection, content regulation, intellectual property, competition, cross-border trade, taxation, anti-money laundering and anti-corruption. See "Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Industry — We and Ant Financial Services are subject to a broad range of laws and regulations, and future laws and regulations may impose additional requirements and other obligations on our business or otherwise that could materially and adversely affect our business, financial condition and results of operations."

       Our online and mobile commerce businesses are classified as value-added telecommunication businesses by the PRC government. Current PRC laws, rules and regulations generally restrict foreign ownership in value-added telecommunication services. As a result, we operate our online and mobile commerce businesses and other businesses in which foreign investment is restricted or prohibited through variable interest entities, each of which is owned by PRC citizens or by PRC entities owned by PRC citizens, and holds all licenses associated with these businesses.

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

Regulation of Foreign Investment

       The Guidance Catalogue of Industries for Foreign Investment, or the Catalogue, the latest version of which came into effect on April 10, 2015, was promulgated and recently amended by the MOFCOM and the National Development and Reform Commission and governs investment activities in the PRC by foreign investors. The Catalogue divides industries into three categories — "encouraged," "restricted," and "prohibited" for foreign investment. Industries not listed in the Catalogue are generally deemed as falling into a fourth category, "permitted." However, industries such as value-added telecommunication services, including Internet information services, are restricted from foreign investment. Among our significant subsidiaries, Taobao (China) Software Co., Ltd. and Zhejiang Tmall Technology Co., Ltd. are registered in China and mainly engaged in software development, technical services and consultations, which fall into the encouraged or permitted category under the latest Catalogue. These two significant subsidiaries have obtained all material approvals required for their business operations. The Catalogue does not apply to our significant subsidiaries that are registered and domiciled in Hong Kong, the British Virgin Islands or the Cayman Islands, and operate outside China. The businesses of our other PRC subsidiaries — including PRC subsidiaries of our significant subsidiaries — are generally software development, technical services and consulting, which fall into the encouraged or permitted category. Industries such as value-added telecommunication services, including Internet information services, are generally restricted to foreign investment pursuant to the latest Catalogue. We conduct business operations that are restricted or prohibited to foreign investment through our variable interest entities.

       In January 2015, the MOFCOM published a discussion draft of the proposed Foreign Investment Law, which embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. The MOFCOM has solicited comments on this draft and substantial uncertainties exist with respect to its enactment timetable, the final version, interpretation and implementation. For more details, see "Item 3. Key Information — Risks Related to our Corporate Structure — Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of draft PRC Foreign Investment Law."

Regulation of Telecommunications and Internet Information Services

  Regulation of Telecommunication Services

       Under the Telecommunications Regulations of the PRC, or the Telecommunications Regulations, promulgated on September 25, 2000 by the State Council of the PRC and most recently amended in February 2016, a telecommunication services provider in China must obtain an operating license from the Ministry of Industry and Information Technology, or the MIIT, or its provincial counterparts. The Telecommunications Regulations categorize all telecommunication services in China as either basic telecommunications services or value-added telecommunications services. Our online and mobile commerce businesses, as well as Youku Tudou's online video businesses, are classified as value-added telecommunications services.

       Foreign investment in telecommunications businesses is governed by the State Council's Administrative Rules for Foreign Investments in Telecommunications Enterprises, or the Foreign Investment Telecommunications Rules, issued by the State Council on December 11, 2001 and most recently amended in February 2016, under which a foreign investor's beneficial equity ownership in an entity providing value-added telecommunications services in China is not permitted to exceed 50%. In addition, for a foreign investor to acquire any equity interest in a business providing value-added telecommunications services in China, it must demonstrate a positive track record and experience in providing such services. However, according to the Notice on Lifting the Restriction to Foreign Shareholding Percentage in Online Data Processing and Transaction Processing Business (Operational E-commerce) promulgated by the MIIT on June 19, 2015, foreign investors are allowed to hold up to 100% of all equity interest in the online data processing and transaction processing business (operational e-commerce) in China, while other requirements provided by the Foreign Investment Telecommunications Rules shall still apply. It is unclear how this notice will be implemented and there exist high uncertainties with respect to its interpretation and implementation by authorities. The MIIT's Notice Regarding Strengthening Administration of Foreign Investment in Operating Value-Added Telecommunication Businesses, or the MIIT Notice, issued on July 13, 2006 prohibits holders of these services licenses from leasing, transferring or selling their licenses in any form, or providing any resource, sites or facilities, to any foreign investors intending to conduct such businesses in China.

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

       To the extent the Internet information services provided relate to certain matters, including news, publication, education or medical and healthcare (including pharmaceutical products and medical equipment), approvals must also be obtained from the relevant industry regulators in accordance with the laws, rules and regulations governing those industries.

Regulation of Advertising Services

       The principal regulations governing advertising businesses in China are:

  •
  the Advertising Law of the PRC (2015, as amended); and

  •
  the Advertising Administrative Regulations (1987).

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

       Since the promulgation of the Administrative Measures for Online Trading, the SAIC has issued a number of guidelines and implementing rules aimed at adding greater specificity to these regulations. The SAIC continues to consider and issue guidelines and implementing rules, and we expect that there will be further development of regulation in this industry. For example, three PRC governmental authorities (the Ministry of Finance, General Administration of Customs and State Administration of Taxation) issued a notice on March 24, 2016 to regulate cross-border e-commerce trading which has experienced rapid growth in recent years. The Notice on Tax Policies of Cross-Border E-Commerce Retail Importation effective as of April 8, 2016, or the New Cross-Border E-commerce Tax Notice, introduced the concept of the Cross-Border E-Commerce Retail Importation Goods Inventory, or the Cross-Border E-Commerce Goods Inventory, which are to be issued and updated by the three authorities together with other relevant authorities from time to time. Goods beyond the scope of the Cross-Border E-commerce Goods Inventory will have no tax codes and be effectively removed from cross-border e-commerce platforms. Two batches of the Cross-Border E-Commerce Goods Inventory have been issued on April 6, 2016 and April 15, 2016, respectively. Cosmetics imported for the first time, nutrition supplements and other special food products required to be registered with the State Food and Drug Administration are excluded from the Cross-Border E-Commerce Goods Inventory and will not be able to be sold on the relevant cross-border e-commerce platforms. However, pursuant to a transition policy issued by the General Administration of Customs, goods which have been imported to or in transit to the bonded areas and special regulated areas of customs before April 8, 2016 can still be sold on the cross-border e-commerce platforms no matter whether these goods are included in the Cross-Border E-Commerce Goods Inventory or not.

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

  Regulations on Broadcasting Audio/Video Programs through the Internet

       On July 6, 2004, the State Administration of Radio, Film and Television, or the SARFT, promulgated the Rules for the Administration of Broadcasting of Audio/Video Programs through the Internet and Other Information Networks, or the Audio/Video Broadcasting Rules. The Audio/Video Broadcasting Rules apply to the launch, broadcasting, aggregation, transmission or download of audio/video programs via the Internet and other information networks. Anyone who wishes to engage in Internet broadcasting activities must first obtain an audio/video program transmission license, with a term of two years, issued by the SARFT and operate pursuant to the scope as provided in such license. Foreign invested enterprises are not allowed to engage in these businesses.

       On April 13, 2005, the State Council announced Several Decisions on Investment by Non-state-owned Companies in Culture-related Business in China. These decisions encourage and support non-state-owned companies to enter certain culture-related business in China, subject to restrictions and prohibitions for investment in audio/video broadcasting, website news and certain other businesses by non-state-owned companies. These decisions authorize the SARFT, the Ministry of Culture and the General Administration of Press and Publication, or the GAPP, to adopt detailed implementing rules according to these decisions.

       On December 20, 2007, the SARFT and the MIIT jointly issued the Rules for the Administration of Internet Audio and Video Program Services, commonly known as Circular 56, which came into effect as of January 31, 2008 and was amended on August 28, 2015. Circular 56 reiterates the requirement set forth in the Audio/Video Broadcasting Rules that online audio/video service providers must obtain a license from the SARFT. Furthermore, Circular 56 requires all online audio/video service providers to be either wholly state-owned or state-controlled. According to relevant official answers to press questions published on the SARFT's website dated February 3, 2008, officials from the SARFT and the MIIT clarified that online audio/video service providers that already had been operating lawfully prior to the issuance of Circular 56 may re-register and continue to operate without becoming state-owned or controlled, provided that such providers have not engaged in any unlawful activities. This exemption will not be granted to online audio/video service providers established after Circular 56 was issued. These policies have been reflected in the Application Procedure for Audio/Video Program Transmission License.

       On March 17, 2010, the SARFT issued the Internet Audio/Video Program Services Categories (Provisional), or the Provisional Categories, which classified Internet audio/video programs into four categories. Category I is only open to state-owned broadcast media companies operating in the television section, and the other three categories are open to privately held entities.

       In 2009, the SARFT released a Notice on Strengthening the Administration of Online Audio/Video Content. This notice reiterated, among other things, that all movies and television shows released or published online must comply with relevant regulations on the administration of radio, film and television. In other words, these movies and television shows, whether produced in the PRC or overseas, must be pre-approved by the SARFT, and the distributors of these movies and television shows must obtain an applicable permit before releasing any such movie or television show. In 2012, the SARFT and the State Internet Information Office of the PRC issued a Notice on Improving the Administration of Online Audio/Video Content Including Internet Drama and Micro Films. In 2014, the General Administration of Press and Publication, Radio, Film and Television, or GAPPRFT, formerly the SARFT and the GAPP, released a Supplemental Notice on Improving the Administration of Online Audio/Video Content Including Internet Drama and Micro Films. This notice stresses that entities producing online audio/video content, such as Internet dramas and micro films, must obtain a permit for radio and television program production and operation, and that online audio/video content service providers should not release any Internet dramas or micro films that were produced by any entity lacking such permit. For Internet dramas or micro films produced and uploaded by individual users, the online audio/video service providers transmitting such content will be deemed responsible as the producer. Further, under this notice, online audio/video service providers can only transmit content uploaded by individuals whose identity has been verified and such content must comply with the relevant content management rules. This notice also requires that online audio/video content, include Internet drama and micro films, be filed with the relevant authorities before release.

       On October 28, 2011, the SARFT issued the Administrative and Operational Requirements for Licensed Internet TV Organizations, commonly known as Circular 181, which came into effect as of the same date. Circular 181 requires that Smart TVs must be exclusively connected to a specific licensed Internet TV organization and must not have access to the public Internet or network operators' databases. Up to now, there are only seven licensed Internet TV organizations and all are state-owned companies.

       On September 2, 2014, the GAPPRFT promulgated a Notice on Further Implementing the Relevant Provisions for the Administration of Broadcasting Foreign Films and TV dramas. The notice stresses that any foreign film or TV drama must have a License for Film Publication or a TV drama Issuance License before being broadcast online, and that the annual total number of foreign films and TV dramas broadcast by a website must not exceed 30% of the total amount of domestic films and TV dramas broadcast by such website in the preceding year. Furthermore, online video operators are required to report their annual plans for the import of foreign films and TV dramas to the GAPPRFT before the end of the preceding year. If the online video operators' import plans are approved, the samples, contracts, copyright certificates, plot summaries and other materials relevant to the foreign films and TV dramas are subject to further content examination before the issuance of Licenses for Film Publication or the TV drama Issuance Licenses. The notice also requires these online video operators to upload information about the foreign films and TV dramas to be broadcast to a unified platform for registration before March 31, 2015. Since April 1, 2015, unregistered foreign films and TV dramas are no longer allowed to be broadcast online.

  Regulations on Internet Publication

       The GAPP is responsible for nationwide supervision and administration of publishing activities in China. On June 27, 2002, the GAPP and the MIIT jointly promulgated the Internet Publication Tentative Administrative Measures, or the Internet Publication Measures, which took effect on August 1, 2002. Pursuant to the Internet Publication Measures, any entity engaged in Internet publishing activities must obtain the Internet Publication License from the GAPP before conducting any Internet publication activities. The term "Internet publication" is defined as Internet transmission activity by which Internet information service providers publish on the Internet or transmit to end-users via the Internet works that they or others have created, after selection and editing, for browsing, reading, use or downloading by the general public. The works in question primarily include (i) content that has already been published formally, such as books, newspapers, periodicals, audio/video products and electronic publications, or that has been made public via other media; and (ii) edited works of literature and art or works concerning natural science, social science, engineering or other topics.

       On February 4, 2016, the GAPPRFT and the MIIT jointly promulgated the Online Publication Service Administration Rules, or the Online Publication Rules, which took effect on March 10, 2016 and replaced the Internet Publication Measures. Pursuant to the Online Publication Rules, an online publication service provider must obtain the Online Publication Service License from the GAPPRFT. The term "online publication service" is defined as the provision of online publications to the public through information networks. The term "online publications" is defined as digital works characteristic of publishing such as editing, production or processing provided to the public through information networks, and primarily include:

  •
  original digital works such as texts, pictures, maps, games, cartoons and audio-visual reading materials in the fields of literature, art, science, etc., which are of knowledge or ideology;

  •
  digital works, the content of which is the same as that of books, newspapers, periodicals, electronic publication, etc., which have already been published;

  •
  digital works such as online document databases formed by way of selecting, compiling or collecting the abovementioned works; and

  •
  other types of digital works determined by the GAPPRFT.

       The Online Publication Rules expressly prohibit the foreign invested enterprises from providing online publication services. In addition, if an online publication service provider intends to cooperate for an online publication services project with foreign invested enterprises, overseas organizations or overseas individuals, it must report to the GAPPRFT and obtain an approval in advance. Also, the online publication service provider is prohibited from lending, leasing, selling or otherwise transferring the Online Publication Service License, or to allow any other online information service provider to provide online publication services in its name.

  Regulations on Internet Drug Information Service

       The State Food and Drug Administration, or the SFDA, promulgated the Administrative Measures on Internet Drug Information Service in July 2004 and certain implementing rules and notices thereafter. These measures set out regulations governing the classification, application, approval, content, qualifications and requirements for Internet drug information services. An ICP service operator that provides information regarding drugs or medical equipment must obtain an Internet Drug Information Service Qualification Certificate from the applicable provincial level counterpart of the SFDA.

  Regulations on Internet News Publication

       Publishing and disseminating news through the Internet are highly regulated in the PRC. On November 7, 2000, the State Council Information Office, or SCIO, and the MIIT jointly promulgated the Provisional Measures for Administrating Internet Websites Carrying on the News Publication Business, or Internet News Measures. These measures require an ICP operator (other than a government authorized news unit) to obtain the approval from SCIO to publish news on its website or disseminate news through the Internet. Furthermore, any disseminated news is required to be obtained from government-approved sources based on contracts between the ICP operator and these sources. The copies of such contracts must be filed with relevant government authorities.

       On September 25, 2005, the SCIO and the MIIT jointly issued the Provisions on the Administration of Internet News Information Services, requiring Internet news information service organizations to provide services as approved by the SCIO, subject to annual inspection under the new provisions. These Provisions also provide that no Internet news information service organizations may take the form of a foreign invested enterprise, whether jointly or wholly owned by the foreign investment, and no cooperation between Internet news information service organizations and foreign invested enterprise is allowed before the SCIO completes the security evaluation.

  Regulations on Internet Culture Activities

       On February 17, 2011, the Ministry of Culture promulgated the Internet Culture Administration Tentative Measures, or the Internet Culture Measures. The Internet Culture Measures require ICP operators engaging in "Internet culture activities" to obtain a permit from the Ministry of Culture. The term "Internet culture activities" includes, among other things, online dissemination of Internet cultural products (such as audio-video products, gaming products, performances of plays or programs, works of art and cartoons) and the production, reproduction, importation, publication and broadcasting of Internet cultural products.

       On November 20, 2006, the Ministry of Culture issued Several Suggestions of the Ministry of Culture on the Development and Administration of the Internet Music, or the Suggestions, which became effective on November 20, 2006. The Suggestions, among other things, reiterate the requirement for the Internet service provider to obtain an Internet culture business permit to carry on any business relating to Internet music products. In addition, foreign investors are prohibited from operating Internet culture businesses. However, the laws and regulations on Internet music products are still evolving, and there have not been any provisions stipulating whether or how music video will be regulated by the Suggestions.

       On August 18, 2009, the Ministry of Culture promulgated the Notice on Strengthening and Improving the Content Review of Online Music. According to this notice, only "Internet culture operating entities" approved by the Ministry of Culture may engage in the production, release, dissemination (including providing direct links to music products) and importation of online music products. The content of online music must be reviewed by or filed with the Ministry of Culture. Internet culture operating entities should establish a strict self-monitoring system of online music content and set up a special department in charge of such monitoring.

       On October 23, 2015, the Ministry of Culture promulgated the Notice on Further Strengthening and Improving the Content Review of Online Music, which took effect on January 1, 2016. According to this notice, ICP operators are required to submit their content administrative system, review procedures, and work standards to the provincial culture administrative department where they are located for filing within a prescribed period.

  Regulations on Producing Audio/Video Programs

       On July 19, 2004, the SARFT promulgated the Administrative Measures on the Production and Operation of Radio and Television Programs, effective as of August 20, 2004 and amended on August 28, 2015. These Measures provide that anyone who wishes to produce or operate radio or television programs must first obtain an operating permit.

       On February 1, 2002, the State Council promulgated the Regulations for the Administration of Films, or the Film Regulations, effective as of February 1, 2002. The Film Regulations set forth the general regulatory guidelines for China's film industry and address practical issues with respect to production, censorship, distribution and screening. They also establish the SARFT as the sector's regulatory authority, and serve as the foundation for all other legislation promulgated in this area. The Film Regulations provide the framework for an industry-wide licensing system operated by the SARFT, under which separate permits (and permit application procedures) apply.

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

       The Administrative Measures on the Security Protection of Computer Information Network with International Connections, issued by the Ministry of Public Security on December 16, 1997 and amended on January 8, 2011, prohibit the use of the Internet in a manner that would result in the leakage of State secrets or the spread of socially destabilizing content. The Provisions on Technological Measures for Internet Security Protection, or the Internet Security Protection Measures, promulgated on December 13, 2005 by Ministry of Public Security require all ICPs to keep records of certain information about its users (including user registration information, log-in and log-out time, IP address, content and time of posts by users) for at least 60 days and submit the above information as required by laws and regulations. Under these measures, the value-added telecommunications services license holders must regularly update information security and content control systems for their websites and must also report any public dissemination of prohibited content to local public security authorities. If a value-added telecommunications services license holder violates these measures, the Ministry of Public Security and the local security bureaus may revoke its operating license and shut down its websites.

       The Communication Network Security Protection Administrative Measures, which was promulgated by the MIIT on January 21, 2010, require that all communication network operators including telecommunications services providers and Internet domain name service providers divide their own communication networks into units. Such communication network units shall be rated in accordance with degree of damage to national security, economic operation, social order and public interest assuming such units is damaged. The communication network operators must file the division and ratings of their communication network with MIIT or its local counterparts. If a communication network operator violates these measures, the MIIT or its local counterparts may order rectification or impose a fine up to RMB30,000 in case such violation is not duly rectified.

       Internet security in China is also regulated and restricted from a national security standpoint. On July 1, 2015, the National People's Congress Standing Committee promulgated the New National Security Law which took effect on the same date replaced the former National Security Law promulgated in 1993. According to the New National Security Law, the state shall ensure that the information system and data in important areas are secure and controllable. In addition, according to the New National Security Law, the state shall establish national security review and supervision institutions and mechanisms, and conduct national security reviews of key technologies and IT products and services that affect or may affect national security. There are uncertainties on how the New National Security Law will be implemented in practice.

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

Regulation of Consumer Protection

       Our online and mobile commerce business is subject to a variety of consumer protection laws, including the PRC Consumer Rights and Interests Protection Law, as amended and effective as of March 15, 2014, and the Administrative Measures for Online Trading, both of which have provided stringent requirements and obligations on business operators, including Internet business operators and platform service providers like us. For example, consumers are entitled to return goods purchased online, subject to certain exceptions, within seven days upon receipt of such goods for no reason. To ensure that merchants and service providers comply with these laws and regulations, we, as platform operators, are required to implement rules governing transactions on our platform, monitor the information posted by merchants and service providers, and report any violations by such merchants or service providers to the relevant authorities. In addition, online marketplace platform providers may, pursuant to PRC consumer protection laws, be exposed to liabilities if the lawful rights and interests of consumers are infringed in connection with consumers' purchase of goods or acceptance of services on online marketplace platforms and the platform service providers fail to provide consumers with the contact information of the merchant or manufacturer. In addition, platform service providers may be jointly and severally liable with merchants and manufacturers if they are aware or should be aware that the merchant or manufacturer is using the online platform to infringe upon the lawful rights and interests of consumers and fail to take measures necessary to prevent or stop such activity.

       Failure to comply with these consumer protection laws could subject us to administrative sanctions, such as the issuance of a warning, confiscation of illegal income, imposition of a fine, an order to cease business operations, revocation of business licenses, as well as potential civil or criminal liabilities.

Regulation of Pricing

       In China, the prices of a very small number of products and services are guided or fixed by the government. According to the Pricing Law, business operators must, as required by the government departments in charge of pricing, mark the prices explicitly and indicate the name, origin of production, specifications, and other related particulars clearly. Business operators may not sell products at a premium or charge any fees that are not explicitly indicated. Business operators must not commit the specified unlawful pricing activities, such as colluding with others to manipulate the market price, providing fraudulent discounted price information, using false or misleading prices to deceive consumers to transact, or conducting price discrimination against other business operators. Failure to comply with the Pricing Law or other rules or regulations on pricing may subject business operators to administrative sanctions such as warning, orders to cease unlawful activities, payment of compensation to consumers, confiscation of illegal gains, and/or fines. The business operators may be ordered to suspend business for rectification, or have their business licenses revoked if the circumstances are severe. Merchants on Tmall and Taobao Marketplace undertake the primary obligation under the Pricing Law. However, in some cases, we have been and may in the future be held liable and be subject to fines or other penalties if the authorities determine that, as the platform operator, our guidance for platform-wide promotional activities resulted in unlawful pricing activities by the merchants on our platforms or if the pricing information we provided for platform-wide promotional activities was determined to be untrue or misleading.

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

       Domain Name.    Domain name registrations are handled through domain name service agencies established under the relevant regulations, and applicants become domain name holders upon successful registration.

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

Tax Regulations

  PRC Enterprise Income Tax

       The PRC enterprise income tax, or EIT, is calculated based on the taxable income determined under the applicable EIT Law and its implementation rules, which became effective on January 1, 2008. The EIT Law generally imposes a uniform enterprise income tax rate of 25% on all resident enterprises in China, including foreign-invested enterprises.

       The EIT Law and its implementation rules permit certain High and New Technologies Enterprises, or HNTEs, to enjoy a reduced 15% enterprise income tax rate subject to these HNTEs meeting certain qualification criteria. In addition, the relevant EIT laws and regulations also provide that entities recognized as Software Enterprises are able to enjoy a tax holiday consisting of a 2-year-exemption commencing from their first profitable calendar year and a 50% reduction in ordinary tax rate for the following three calendar years, while entities qualified as Key Software Enterprises can enjoy a preferential EIT rate of 10%. A number of our PRC subsidiaries and operating entities enjoy these types of preferential tax treatment. See "Item 10. Additional Information — E. Taxation — People's Republic of China Taxation."

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

       Under Bulletin 7 issued by the State Administration of Taxation on February 3, 2015, which replaced or supplemented certain previous rules under Circular 698, an "indirect transfer" of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. According to Bulletin 7, "PRC taxable assets" include assets attributed to an establishment or a place of business in China, immoveable properties in China, and equity investments in PRC resident enterprises. In respect of an indirect offshore transfer of assets of a PRC establishment, the relevant gain is to be regarded as effectively connected with the PRC establishment or a place of business and therefore included in its enterprise income tax filing, and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immoveable properties in China or to equity investments in a PRC resident enterprise, which is not effectively connected to a PRC establishment or a place of business of a non-resident enterprise, a PRC enterprise income tax at 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. There is uncertainty as to the implementation details of Bulletin 7. If Bulletin 7 was determined by the tax authorities to be applicable to some of our transactions involving PRC taxable assets, our offshore subsidiaries conducting the relevant transactions might be required to spend valuable resources to comply with Bulletin 7 or to establish that the relevant transactions should not be taxed under Bulletin 7, which may materially and adversely affect us. See "Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in the People's Republic of China — We and

our shareholders face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises or other assets attributed to a PRC establishment or a place of business of a non-PRC company, or other assets attributable to a PRC establishment of a non-PRC company."

       Where the payers fail to withhold any or sufficient tax, the non-PRC residents, as the transferors, are required to declare and pay such taxes to the tax authorities on their own within the statutory time limit. Failure to comply with the tax payment obligations by the non-PRC residents will result in penalties, including full payment of taxes owed, and interest on those taxes.

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

       In November 2011, the Ministry of Finance and the State Administration of Taxation promulgated the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax. In May and December 2013, April 2014 and March 2016, the Ministry of Finance and the State Administration of Taxation promulgated Circular 37, Circular 106, Circular 43 and Circular 36 to further expand the scope of services which are to be subject to Value-Added Tax, or VAT, instead of business tax. Pursuant to these tax rules, from August 1, 2013, a VAT was imposed to replace the business tax in certain service industries, including technology services and advertising services, and from May 1, 2016, VAT replaced business tax in all industries, on a nationwide basis. A VAT rate of 6% applies to revenue derived from the provision of certain services. Unlike business tax, a taxpayer is allowed to offset the qualified input VAT paid on taxable purchases against the output VAT chargeable on the revenue from services provided. Accordingly, although the 6% VAT rate is higher than the previously applicable 5% business tax rate, no materially different tax cost to us has resulted nor do we expect to result from the replacement of the business tax with a VAT on our services.

  PRC Import Tax

       Consumer goods imported through cross-border e-commerce platforms were originally classified as "personal baggage or postal articles" under the Notice on Pilot Bonded Area Import Pattern of Cross-Border Trade E-Commerce Services issued by PRC General Administration of Customs on March 4, 2014. A personal baggage or postal articles tax was levied on such goods before the online retailors could deliver the same to buyers. The personal baggage or postal articles tax were exempted if the payable amount was lower than RMB50. The rate of personal baggage or postal articles tax was respectively 10%, 20%, 30% and 50% for different categories of products imported. Under this tax pattern, a quota of RMB1,000 for each purchase order was imposed on online buyers, otherwise the imported goods were classified as normal goods, which are subject to value-added tax, consumption tax and tariff.

       The above-mentioned pilot bonded area import pattern of cross-border e-commerce was abolished pursuant to the Notice on Tax Policies of Cross-Border E-commerce Retail Importation, effective on April 8, 2016, or the New Cross-Border E-commerce Tax Notice. The goods imported through cross-border e-commerce platforms are now treated as normal goods rather than "personal baggage or postal articles" and subject to the usual value-added tax, consumption tax and tariff. Normally, a 17% value-added tax will be levied on most products sold on the cross-border e-commerce platform and a 30% consumption tax will be levied on cosmetics and perfumes, while no consumption tax will be levied on skin care products, maternity and baby care products. However, the New Cross-Border E-commerce Tax Notice provides that, if the goods imported through cross-border e-commerce platforms are within the quota of RMB2,000 for each purchase order or RMB20,000 per year for each buyer, the payable amount for the value-added tax and the consumption tax will be reduced to 70% of the payable tax, and the tariff will be waived.

  PRC Export Tax

       According to the Notice on the Taxation Policies for Cross-border E-Commerce Retail Export, or the E-Commerce Export Taxation Notice, which was jointly issued by the Ministry of Finance and the State Administration of Taxation and took effect as of January 1, 2014, an e-commerce export enterprise may be exempt or refunded from consumption tax and VAT upon satisfaction of the following conditions:

  •
  it is a general VAT taxpayer, and has be granted the export tax refund/exemption eligibility;

  •
  the customs export declarations (specifically for export tax refund) for exported goods have been obtained and information thereon is consistent with the electronic information of the customs export declarations;

  •
  the foreign exchange for the exported goods is received prior to the deadline of tax refund or tax exemption; and

  •
  where the e-commerce export enterprise is a foreign trade enterprise, it shall have obtained corresponding special VAT invoices, special payment statements for consumption tax (split pages) or special customs statements for payment of import VAT or consumption tax for purchase of the goods for export, and relevant information on the foregoing documents shall be consistent with that contained in the customs export declarations (specifically for export tax refunds).

       Even if an e-commerce export enterprise does not satisfy the foregoing conditions, it may also be exempt from consumption tax and VAT if it meets the following requirements:

  •
  it has completed tax registration;

  •
  it has obtained customs export declarations for the exported goods; and

  •
  it has obtained legal and valid proof for purchase of the exported goods.

       Third-party e-commerce platforms providing transaction services for e-commerce export enterprises are not eligible for a tax refund or exemption under the E-Commerce Export Taxation Notice.

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

       In November 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, which substantially amends and simplifies the current foreign exchange procedure. Pursuant to this circular, the opening of various special purpose foreign exchange accounts, such as pre-establishment expenses accounts, foreign exchange capital accounts and guarantee accounts, the reinvestment of RMB proceeds by foreign investors in the PRC, and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible previously. In addition, SAFE promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents in May 2013, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC shall be conducted by way of registration and banks shall process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches. In February 2015, SAFE promulgated the Circular of Further Simplifying and Improving the Policies of Foreign Exchange Administration Applicable to Direct Investment, or SAFE Circular 13, which became effective on June 1, 2015. Under SAFE Circular 13, the current foreign exchange procedures will be further simplified, and foreign exchange registrations of direct investment will be handled by the banks designated by the foreign exchange authority instead of SAFE and its branches. However, the foreign invested enterprises are still prohibited by SAFE Circular 13 to use the RMB converted from foreign currency-registered capital to extend entrustment loans, repay bank loans or inter-company loans.

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

  Monopoly Agreement

       Competing business operators may not enter into monopoly agreements that eliminate or restrict competition, such as by boycotting transactions, fixing or changing the price of commodities, limiting the output of commodities, fixing the price of commodities for resale to third parties, among others, unless such agreement will satisfy the exemptions under the Anti-monopoly Law, such as improving technologies, increasing the efficiency and competitiveness of small and medium-sized undertakings, or safeguarding legitimate interests in cross-border trade and economic cooperation with foreign counterparts. Sanctions for violations include an order to cease the relevant activities, and confiscation of illegal gains and fines (from 1% to 10% of sales revenue from the previous year, or RMB500,000 if the intended monopoly agreement has not been performed).

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

Anti-Terrorism Law

       The PRC Anti-Terrorism Law, which was promulgated on December 27, 2015 and came into effect on January 1, 2016, imposes obligations on telecommunication business operators and Internet service providers to provide technical interfaces and technical assistance in decryption and other efforts to public and national security authorities in terrorism prevention and investigation. Also, the Anti-Terrorism Law requires Internet service providers to implement network security and information and content monitoring systems and adopt technical security measures to prevent the dissemination of information containing terrorist or extremist content. Once such content is detected, Internet service providers shall cease the transmission of the information, keep the relevant records, delete the information and report to public and national security bodies. In addition, the Anti-Terrorism Law requires telecommunication business operators and Internet service providers to verify the identity of their clients, and to not provide services to anyone whose identity is unclear or who declines to verify his/her identity. However, the Anti-Terrorism Law does not further specify the required verification measures. Since the Anti-Terrorism Law was promulgated recently, there exist substantial uncertainties with respect to its interpretation and implementation by governmental authorities.

Regulation Applicable to Alipay

  Regulation of Non-financial Institution Payment Services

       According to the Administrative Measures for the Payment Services Provided by Non-financial Institutions, or the Payment Services Measures, promulgated by the PBOC on June 14, 2010 and effective as of September 1, 2010, a payment institution, a non-financial institution providing monetary transfer services as an intermediary between payees and payers, including online payment, issuance and acceptance of prepaid cards or bank cards, and other payment services specified by the PBOC, is required to obtain a payment business license. Any non — financial institution or individual engaged in the payment business without such license may be ordered to cease its payment services and be subject to administrative sanctions and even criminal liabilities. Applications for payment business licenses are examined by the local branches of the PBOC and then submitted to the PBOC for approval. The registered capital of an applicant that engages in a nationwide payment business must be at least RMB100 million, while that of an applicant engaging in a payment business within a province must be at least RMB30 million.

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
       In addition, on December 28, 2015, the PBOC promulgated the Administrative Measures for the Online Payment Business of Non-bank Payment Institutions, or the Online Payment Measures, which will come into effect on July 1, 2016. The Online Payment Measures classify online payment accounts into three categories and require online payment institutions to impose classified management based on the real name system with respect to different categories of online payment accounts. The Online Payment Measures require online payment institutions to conduct "know your client" checks and implement the real name system for payment accounts. In addition, a payment account can only be opened by a payment institution with Internet payment business license at the request of customers.

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

       Alipay is in the process of expanding its business internationally, and it may become subject to additional laws, rules and regulations of the jurisdictions in which it chooses to operate. These regulatory regimes may be complex and require extensive time and resources to ensure compliance.

C.    Organizational Structure

       We conduct our business operations across approximately 330 subsidiaries and other consolidated entities. The chart below summarizes our corporate legal structure and identifies the significant subsidiaries described in "— A. History and Development of the Company," as well as our other subsidiaries and variable interest entities that are material to our business and the number of their respective subsidiaries, as of March 31, 2016:

(1)
Includes approximately 40 subsidiaries and consolidated entities incorporated in China and approximately 80 subsidiaries incorporated in other jurisdictions that are not illustrated in this chart. In addition, the entities pictured in this chart hold, directly and indirectly, an aggregate of approximately 100 additional subsidiaries and consolidated entities incorporated in China and approximately 90 additional subsidiaries incorporated outside of China not pictured in the chart.
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

Contracts that Give Us Effective Control of the Variable Interest Entities

       Loan agreements.    Pursuant to the relevant loan agreement, the respective wholly-foreign owned enterprise has granted an interest-free loan to the relevant variable interest entity equity holders, which may only be used for the purpose of a capital contribution to the relevant variable interest entity or as may be otherwise agreed by the wholly-foreign owned enterprise. The wholly-foreign owned enterprise may require acceleration of repayment at its absolute discretion. When the variable interest entity equity holders make early repayment of the outstanding amount, the wholly-foreign owned enterprise or a third-party designated by it may purchase the equity interests in the variable interest entity at a price equal to the outstanding amount of the loan, subject to any applicable PRC laws, rules and regulations. The variable interest entity equity holders undertake not to enter into any prohibited transactions in relation to the variable interest entity, including the transfer of any business, material assets, intellectual property rights or equity interests in the variable interest entity to any third-party. The parties to the loan agreement for each of our material variable interest entities are Jack Ma and Simon Xie on the one hand, and Taobao (China) Software Co., Ltd., Zhejiang Tmall Technology Co., Ltd., Alibaba (China) Technology Co., Ltd., Hangzhou Alimama Technology Co., Ltd. and Zhejiang Alibaba Cloud Computing Ltd., the respective wholly-foreign owned enterprise on the other hand.

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

D.    Property, Plant and Equipment

       As of March 31, 2016, we occupied facilities around the world with an aggregate gross floor area of office buildings owned by us totaling 421,445 square meters. We maintain offices in China, Dubai, France, Germany, Hong Kong, India, Italy, Korea, Taiwan, Turkey, Russia, Singapore, the United Kingdom and the United States. In addition, we maintain data centers in China, Hong Kong, Singapore and the United States.

ITEM 4A.    UNRESOLVED STAFF COMMENTS

       Not Applicable.

ITEM 5    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.    Operating Results

       The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements and the related notes included elsewhere in this annual report and in particular, "Item 4. Information on the Company — B. Business Overview." This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under "Item 3. Key Information — D. Risk Factors" and elsewhere in this annual report. We have prepared our financial statements in accordance with U.S. GAAP. Our fiscal year ends on March 31 and references to fiscal years 2014, 2015 and 2016 are to the fiscal years ended March 31, 2014, 2015 and 2016, respectively.

Overview

       We achieved significant growth and strong operating results in fiscal year 2016. Our total revenue increased by 45% from RMB52,504 million in fiscal year 2014 to RMB76,204 million in fiscal year 2015, and further increased by 33% to RMB101,143 million (US$15,686 million) in fiscal year 2016. Our net income increased by 4% from RMB23,403 million in fiscal year 2014 to RMB24,320 million in fiscal year 2015 and further increased by 193% to RMB71,289 million (US$11,056 million) in fiscal year 2016. Our GMV surpassed RMB3 trillion in fiscal year 2016. We believe our focus on long-term strategic priorities — globalization, rural expansion, building a world-class cloud computing business and creating a comprehensive media and entertainment platform — has laid a strong foundation for future growth.

       We have experienced significant growth across various key metrics for our China retail marketplaces:

       We have also experienced significant growth in our mobile monetization on our China retail marketplaces:

(1)
Annual mobile revenue per mobile MAU from China commerce retail is calculated by dividing mobile revenue from China commerce retail for the previous twelve months, by the mobile MAUs at the end of the same period.

       We primarily generate revenue from the businesses described below:

Revenue	Businesses
China Commerce Retail	• Taobao Marketplace — Online shopping destination
• Tmall(1) — Brands and retail platform
• Juhuasuan — Flash sale platform
China Commerce Wholesale	• 1688.com — China wholesale marketplace
International Commerce Retail	• AliExpress — Global consumer marketplace
International Commerce Wholesale	• Alibaba.com — Global wholesale marketplace
Cloud Computing	• Alibaba Cloud — Cloud computing services provider

(1)
GMV and revenue of Tmall Global, part of our international retail business, are captured in Tmall.

       See "Item 4. Information on the Company — B. Business Overview" for a detailed discussion of our business and our ecosystem.

Our Monetization Model

       The revenue we generate on our retail marketplaces is highly correlated with the number and engagement of the consumers on our platforms, the myriad value propositions of branding, marketing, promotions, distribution and productivity enhancements we offer merchants and brands, and our data and technology capabilities. The revenue we generate on our wholesale marketplaces is largely driven by the number of paying members and the value of the wholesale marketplaces as a marketing and distribution platform. We primarily derive revenue from online marketing services, commissions, memberships and cloud computing services. In fiscal year 2016, revenue from P4P marketing services and display marketing services accounted for 53%, commissions accounted for 27%, memberships and value-added services accounted for 8%, and cloud computing services accounted for 3%, of our total revenue, respectively.

       The pricing of our marketing services is primarily performance-based or impression-based. Performance-based marketing uses clicks or transactions as the measurement unit for performance. Impression-based marketing uses the number of impressions delivered to the user. The pricing of our marketing services is typically set by market-based bidding systems so that each marketer determines the price it is willing to pay for the services.

       Marketers' willingness to pay and the amount they are willing to pay for our online marketing services is a function of the marketers' expected return on investment, which generally depends on the following factors:

  •
  if our platform serves as a sales and distribution channel for products: the sales volume, profits and inventory turnover expected to be generated on our platform;

  •
  if our platform serves as a customer acquisition and retention channel: the expected online and offline lifetime value of customers acquired from our platform; and

  •
  if our platform serves as a brand building and brand engagement platform: the awareness reach, and brand association, measured both online and offline, achieved as a result of the marketing.

       China Commerce Retail.    We generate revenue from our China retail marketplaces primarily through the monetization models described below. In fiscal year 2016, 75% of GMV on our China retail marketplaces was settled through Alipay. In fiscal year 2016, we generated 65% and 32% of our China commerce retail revenue from online marketing services and commissions, respectively.

  Online marketing services.

       Online marketing services primarily consist of:

  •
  P4P marketing services, where merchants primarily bid for keywords that match product or service listings appearing in search or browser results on a cost-per-click, or CPC, basis at prices established by our online auction system, which facilitates price discovery through a market-based bidding mechanism. P4P marketing services are provided both on our marketplaces as well as through third-party marketing affiliates; and

  •
  Display marketing services, where merchants bid for display positions on the relevant marketplaces or through our third-party marketing affiliates at fixed prices or prices established by a bidding system on a cost-per-thousand impression, or CPM, basis.

    For both P4P marketing and display marketing services, we generate a portion of our revenue through third-party marketing affiliates. Revenue from P4P and display marketing services provided through third- party marketing affiliates represented 6%, 3% and 3% of our total revenue in fiscal years 2014, 2015 and 2016, respectively, and this revenue is recognized on a gross basis.

  •
  Taobaoke program, where merchants on Taobao Marketplace and Tmall pay us commissions based on a percentage of transaction value generated from users sourced from third-party marketing affiliates. Commissions on Taobaoke are set by the merchants and depend on the amount the merchant is willing to pay to generate incremental sales through this channel. A significant portion of that commission is shared with our third-party marketing affiliates and we recognize the remaining portion as our revenue on a net basis. In certain situations where we are obligated to pay for website inventory costs in fixed amounts to third-party marketing affiliates, we recognize the commission revenue on a gross basis.

  •
  Placement services, where merchants pay placement fees to purchase promotional slots on Juhuasuan for a specified period.

       Commissions on transactions. In addition to purchasing online marketing services, merchants also pay a commission based on a percentage of transaction value generated on Tmall or from Juhuasuan. The commission percentages typically range from 0.4% to 5.0% depending on the product category. The commission rate we establish varies according to our estimate of the industry profit margins in specific product categories. For example, for categories that typically have lower gross margins, such as consumer electronics, we charge a lower commission rate, whereas for categories such as apparel, where gross margins are generally higher for the merchants, we charge a higher commission rate.

       Storefront fees. Our revenue from storefront fees is primarily comprised of monthly subscription fees for Wangpu ( ), our storefront software that includes a suite of tools that assist merchants in upgrading, decorating and managing their storefronts.

Purchaser of services:	Taobao Marketplace	Tmall	Juhuasuan
Taobao Marketplace merchants	• P4P marketing fees • Display marketing fees • Taobaoke commissions • Storefront fees • Other fees*	• Not applicable	• Commissions • Placement fees
Tmall merchants	• P4P marketing fees • Display marketing fees	• Commissions • P4P marketing fees • Display marketing fees • Taobaoke commissions	• Commissions • Placement fees

*
Other fees primarily consist of online travel commissions and lottery commissions. We suspended our online lottery business in late February 2015 around the same time as the other major online lottery platforms in China in response to regulatory requirements. As of the date of this annual report, there is no clear indication on how long this suspension will last.

       China Commerce Wholesale.    We generate revenue from our China wholesale marketplace, 1688.com, primarily through:

  •
  Memberships and value-added services.  Revenue from our China wholesale marketplace is primarily from the sale of China TrustPass memberships, which allow wholesalers to host premium storefronts, with access to basic data analytic applications, and upgraded storefront management tools, as well as from value-added services, such as premium data analytics. In fiscal year 2016, we generated 73% of our China commerce wholesale revenue from memberships and value-added services.

  •
  Online marketing services.  Revenue from online marketing services on our China wholesale marketplace is primarily derived from P4P marketing services. In fiscal year 2016, 27% of our China commerce wholesale revenue was generated from online marketing services.

       International Commerce Retail.    We generate revenue from our international retail marketplaces, primarily AliExpress, through commissions, which are typically 5% of transaction value. In the twelve months ended March 31, 2016, GMV on AliExpress settled through Alipay was US$5.4 billion. We also generate revenue on AliExpress from merchants who participate in the third-party affiliate marketing program and those who purchase P4P marketing services.

       International Commerce Wholesale.    We generate revenue from our global wholesale marketplace, Alibaba.com, primarily through:

  •
  Memberships and online marketing services.  Revenue from our global wholesale marketplace is primarily generated from the sale of our Gold Supplier memberships on Alibaba.com, which allow wholesalers to host premium storefronts with product listings on the marketplace, as well as additional online marketing services, primarily P4P marketing services. In fiscal year 2016, 67% of our international commerce wholesale revenue was generated from memberships and online marketing services.

  •
  Value-added services.  We generate revenues from providing import/export business solutions through OneTouch, such as custom clearance and VAT refunds, and other value-added services, such as product showcases. In fiscal year 2016, we generated 33% of our international commerce wholesale revenue from these value-added services.

       Cloud Computing.    We generate revenue from cloud computing services primarily from the time- and usage-based provision of cloud computing services, such as elastic computing, database, storage and CDN, large scale computing, security and management, and application services, as well as from web-hosting and domain name registration.

       Others.    We generate revenue from mobile Internet services provided by UCWeb, as well as other businesses such as AutoNavi, over-the-top TV services and YunOS. Other revenue also includes annual fees payable by Ant Financial Services to us, calculated at 2.5% of the daily average book balance of the SME loans generated by the SME loan business we transferred to Ant Financial Services upon the completion of the restructuring of our relationship with Ant Financial Services in early February 2015. Prior to this sale, other revenue also included interest income generated by the SME loan business.

Factors Affecting Our Results of Operations

       Our Ability to Create Value for Our Users and Generate Revenue.    Our ability to create value for our users and generate revenue is driven by the factors described below:

  •
  Number and engagement of consumers.  Consumers are attracted to our marketplaces due to the breadth and depth of product and service listings, relevant entertaining content and good customer experience. In addition, our other businesses, for example, mobile media and entertainment businesses, and other components of our ecosystem also drive the growth of number of consumers. The engagement of consumers in our ecosystem is affected by our ability to continue to enhance and expand our product, service and content offerings as well as user experience.

  •
  Broader value offered to merchants, brands and other businesses.  The willingness of merchants, brands and other businesses to pay us is affected by the efficiency and effectiveness of our products and services to help them acquire and retain customers, build brand awareness and engagement, complete transactions, and enhance their operating efficiency. We offer a complete suite of merchant services, including online software tools, for customer relationship management, inventory and fulfillment management, storefront management, mobile engagement, data insight, communication and productivity management. We also offer third-party merchant services through our Taobao Services Platform.

  •
  Empowering data and technology.  Our ability to engage consumers and empower merchants, brands and other businesses is affected by the breadth and depth of our data insights, such as the accuracy of our shopping recommendations and of our targeted marketing, and our technology capabilities and infrastructure, such as cloud computing, and our continued ability to develop scalable products and services that adapt to the quickly evolving industry trends and consumer preferences.

       Operating Leverage of Our Marketplace Business Model.    Our business model has significant operating leverage and our ecosystem enables us to realize structural cost savings. For example, Taobao Marketplace drives significant traffic to Tmall as Tmall product listings also appear on Taobao Marketplace search result pages. In addition, promotional slots purchased on Juhuasuan by Taobao Marketplace and Tmall merchants also drive consumers to Taobao Marketplace and Tmall storefronts, thereby enabling merchants to introduce consumers to additional product and service offerings beyond those featured on the particular Juhuasuan promotion and drive additional user traffic. This network effect allows for lower traffic acquisition costs across our marketplaces. In addition, due to the large number of consumers on our marketplaces, we are able to attract a large number of merchants, which in turn provides a strong source of customers for our online marketing and storefront services. Merchants purchase marketing services through a self-service platform on our China retail marketplaces. As a result, we do not rely on a field sales force to generate revenue for our China retail marketplaces.

       Our Investment in User Base, Technology, People and Infrastructure.    We have made, and will continue to make, significant investments in our platforms and ecosystem to attract consumers and merchants, enhance user experience and expand the capabilities and scope of our platforms. We expect our investments will include developing and marketing new products and services, enhancing our cloud computing business, and YunOS, a cloud-based mobile operating system for Internet of Things devices, developing new ways to interact with consumers through our mobile media and entertainment assets, developing new software tools to attract additional consumers and merchants to our marketplaces as well as executing our globalization strategy. Our operating leverage and margin levels enable us to continue to invest in our people, particularly engineers, scientists and product management personnel, as well as in our underlying technology capabilities and infrastructure. In addition, as a result of our financial strength, we expect to invest in the above mentioned new and existing businesses which will lower our margins but deliver overall long-term growth.

       Strategic Investments and Acquisitions.    We have made, and intend to make, strategic investments and acquisitions to increase user acquisition and engagement, improve customer experience and expand our product, service, and content offerings. Our strategic investments and acquisitions may affect our future financial results, including our margins and our net income. For example, we expect that our recent acquisitions of Youku Tudou and a controlling stake in Lazada will have a negative effect on our financial results, at least in the short-term. In addition, some of our acquisitions and investments may not be successful, and we may incur impairment charges in the future.

Components of Results of Operations

Revenue

       The following table sets forth the principal components of our revenue for the periods indicated:

	Year ended March 31,
	2014		2015		2016
	RMB	% of revenue	RMB	% of revenue	RMB	US$	% of revenue
	(in millions, except percentages)
China commerce
Retail	42,832	82%	59,732	78%	80,033	12,412	79%
Wholesale	2,300	4%	3,205	4%	4,288	665	4%

Total China commerce	45,132	86%	62,937	82%	84,321	13,077	83%

International commerce
Retail	938	2%	1,768	3%	2,204	342	2%
Wholesale	3,913	7%	4,718	6%	5,425	841	6%

Total international commerce	4,851	9%	6,486	9%	7,629	1,183	8%

Cloud computing	773	2%	1,271	2%	3,019	468	3%
Others	1,748	3%	5,510	7%	6,174	958	6%

Total revenue	52,504	100%	76,204	100%	101,143	15,686	100%

GMV	1,677,587		2,443,721		3,092,385

       We generate substantially all of our revenue from our retail and wholesale marketplaces. We also earn revenue from services associated with our cloud computing services and other revenue primarily from mobile Internet services provided by UCWeb. Substantially all of our revenue is attributable to our businesses in China. See "— Our Monetization Model" for additional information regarding our revenue.

Cost of Revenue

       The principal components of our cost of revenue include: payment processing fees paid to Alipay or other financial institutions; traffic acquisition costs paid to third-party marketing affiliates either at a fixed price or on a revenue sharing basis; expenses associated with the operation of our websites, such as bandwidth and co-location fees, and depreciation and maintenance expenses for our computers, servers, call centers and other equipment; salary, bonuses, benefits and share-based compensation expense relating to customer service and web operation personnel and payment processing consultants; logistics costs relating to fulfillment services provided to us by our affiliate Cainiao Network, primarily related to Tmall Supermarket; rebates and subsidies mainly relating to our new business initiatives; business taxes and related surcharges; and allowance for doubtful accounts in relation to the micro loans and VAT receivables.

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

General and Administrative Expenses

       General and administrative expenses consist mainly of salaries, bonuses, benefits and share-based compensation expense for our management and administrative employees, professional services fees, office facilities, other support overhead costs and charitable contributions. In fiscal year 2014, these expenses included an equity-settled donation expense of RMB1,269 million relating to the grant of options to purchase 50,000,000 of our ordinary shares to a non-profit organization designated by Jack Ma and Joe Tsai. As there are no vesting conditions attached to the above share options, equity-settled donation expense of RMB1,269 million was recognized in full. See note 9 to our consolidated financial statements for the years ended March 31, 2014, 2015 and 2016 included elsewhere in this annual report for further information on this expense.

Interest and Investment Income, Net

       Interest and investment income, net consists of interest income, investment gain or loss related to our treasury management activities and gain or loss on deemed disposals, disposals and revaluation of our long term equity investments. Our interest and investment income, net became more significant in fiscal year 2015 as a result of a net gain of RMB6,535 million recognized with respect to the revaluation of previously held equity interests, relating primarily to the step acquisitions of UCWeb, OneTouch and AutoNavi. In fiscal year 2016, we also recognized a deemed disposal gain of RMB24,734 million (US$3,836 million) arising from the deconsolidation of Alibaba Pictures and a gain of RMB18,603 million (US$2,885 million) from the revaluation of our previously held equity interest in Alibaba Health.

Interest Expense

       Our interest expense is comprised of interest payments and amortization of upfront fees and incidental charges associated with our bank borrowings and unsecured senior notes issued in November 2014 to refinance our previous syndicated loan arrangements. In addition, we obtained a US$3.0 billion revolving credit facility in August 2014 and a five-year term loan facility of US$3.0 billion in March 2016, which has been subsequently upsized to US$4.0 billion, both of which we have not yet drawn as of March 31, 2016.

Other Income, Net

       Other income, net primarily consists of royalty fees and software technology service fees paid by Alipay, government grants as well as exchange gain or loss. Alipay pays us royalty fees and software technology service fees pursuant to an intellectual property and software technology services agreement, as amended in August 2014, or the amended Alipay IPLA. See "Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Agreements and Transactions Related to Ant Financial Services and its Subsidiaries — Share and Asset Purchase Agreement — Alipay Intellectual Property License and Software Technology Services Agreement" for further information on the arrangements between us and Alipay. Government grants primarily relate to grants by central and local governments in connection with our contributions to technology development and investments in local business districts. These grants may not be recurring in nature, and we recognize such income when the grants are received and no further conditions need to be met. Exchange gain or loss, arising from our operations and treasury management activities, recognized in our income statement is largely a result of depreciation or appreciation of RMB, respectively. The amount is also partly impacted by such currency movements on our hedging activities related to the portion that is deemed ineffective from an accounting perspective.

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

Hong Kong Profits Tax

       Our company's subsidiaries incorporated in Hong Kong were subject to Hong Kong profits tax rate of 16.5% in fiscal years 2014, 2015 and 2016.

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

       Certain subsidiaries received the above preferential tax treatments during the calendar years 2013, 2014, 2015 and 2016. One of our major subsidiaries in China, Zhejiang Tmall Technology Co. Ltd., which is a wholly foreign-owned enterprise primarily involved in the operation of Tmall, is currently in its fifth profitable year and was subject to an EIT rate of 12.5% (or 50% of the standard statutory rate) in calendar years 2014, 2015 and 2016, and to an EIT rate of 15% thereafter for so long as the subsidiary continues to qualify as a High and New Technology Enterprise. Two of our subsidiaries in China, Taobao (China) Software Co. Ltd. and Alibaba (China) Technology Co. Ltd., which are also wholly foreign owned enterprises primarily involved in the operations of Taobao Marketplace and wholesale marketplaces respectively, were recognized as key software enterprises in the calendar years of 2012, 2013 and 2014 and they were subject to an EIT rate of 10%. In respect of the calendar years of 2015 and 2016, Key Software Enterprise status has not yet been awarded up to the date of this annual report and accordingly an EIT rate of 15% is used for the accounting of taxation during such periods. Key Software Enterprise status is subject to review by the relevant authorities every two years and the timing of annual review and notification by the relevant authorities may vary from year to year. The related tax adjustments in relation to the change in applicable EIT rate will be accounted for in the period prospectively in which Key Software Enterprise status is recognized.

VAT and Other Levies

       Our major PRC subsidiaries are subject to VAT on revenue earned for most services under a national VAT reform program. In general, the applicable VAT rate on the revenue earned for services is 6% with companies entitled to credit VAT paid on certain purchases against VAT on sales. Revenue is recognized net of VAT in our consolidated income statement.

PRC Withholding Tax

       Pursuant to the EIT Law, a 10% withholding tax is generally levied on dividends declared by companies in China to their non-resident enterprise investors. A lower withholding tax rate of 5% is applicable for direct foreign investors incorporated in Hong Kong with at least a 25% equity interest in the PRC company and who meet the relevant conditions or requirements pursuant to the tax arrangement between the PRC and Hong Kong. As the equity holders of our major subsidiaries in China are qualified Hong Kong incorporated companies, our deferred tax liabilities for distributable earnings are calculated based on a 5% withholding tax. As of March 31, 2016, we have fully accrued the withholding tax on the earnings distributable by all of our subsidiaries in China, except for those being reserved for permanent reinvestment in China of RMB13.6 billion (US$2.1 billion).

Share-based Compensation

       We have various equity incentive plans pursuant to which the employees, consultants and directors of our company, our affiliates and certain other companies are granted options or awarded RSUs to acquire our ordinary shares. We believe share-based awards are vital to attract, incentivize and retain our employees and consultants. In addition to on-hire grants for new recruits above a specific job level, we also make performance and promotion grants on an annual basis to our top performing employees. RSUs and share options granted in the above categories are generally subject to a four-year vesting schedule. Depending on the nature and the purpose of the grant, share options and RSUs generally vest 25% upon the first anniversary of the vesting commencement date or 50% upon the second anniversary of the vesting commencement date, and thereafter 25% every year. Starting in fiscal year 2015, RSUs and share options granted to our senior management members as performance grants were subject to a six-year pro rata vesting schedule. We believe share-based awards are the appropriate tool to align the interests of the grantees with those of our shareholders.

       In addition, Junhan, a major equity holder of Ant Financial Services, granted certain share-based awards similar to share appreciation awards linked to the valuation of Ant Financial Services to a significant number of our employees. These share-based awards have vesting schedules that are conditioned upon the fulfillment of requisite services to us, and such awards will be settled in cash by Junhan upon disposal by our employees. We have no obligation to reimburse Junhan, Ant Financial Services or its subsidiaries for the cost associated with these awards. See "Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transaction — Agreements and Transactions Related to Ant Financial Services and its Subsidiaries — Equity-based Award Arrangements."

       We recognized share-based compensation expense of RMB2,844 million, RMB13,028 million and RMB16,082 million (US$2,494 million) in fiscal years 2014, 2015 and 2016, respectively, representing 5%, 17% and 16% of our revenue in those respective periods. The following table sets forth an analysis of share-based compensation expense by function for the periods indicated.

	Year ended March 31,
	2014	2015	2016
	RMB	RMB	RMB	US$
	(in millions)
Cost of revenue	1,154	4,176	4,003	621
Product development expenses	795	3,876	5,703	885
Sales and marketing expenses	189	1,235	1,963	304
General and administrative expenses	706	3,741	4,413	684

Total	2,844	13,028	16,082	2,494

       Share-based compensation expense increased significantly in fiscal years 2015 and 2016 as compared to fiscal year 2014 due to performance-based and retention grants of share-based awards to our employees and senior management members prior to our initial public offering as well as the increase in average fair market value of the awards granted. In addition, as a result of "mark-to-market" accounting required under U.S. GAAP, the increase in share-based compensation expense also reflected the re-measurement charge relating to our share-based awards granted to the employees of Ant Financial Services and share-based awards of Ant Financial Services granted to our employees by Junhan. The following table sets forth an analysis of share-based compensation expense by type of awards:

	Year ended March 31,
	2014	2015	2016
	RMB	RMB	RMB	US$
	(in millions)
Alibaba Group share-based awards granted to:
— Our employees	2,017	6,977	9,687	1,502
— Ant Financial Services employees and other consultants(1)	827	2,263	889	138
Ant Financial Services share-based awards granted to our employees(1)	—	3,788	5,506	854

Total share-based compensation expense	2,844	13,028	16,082	2,494

(1)
Awards subject to mark-to-market accounting treatment.

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

       We expect that our share-based compensation expense will continue to be affected by the change in fair value of our shares, our subsidiaries' share-based awards (including Youku Tudou and Lazada) and the quantity of awards we grant to our employees and consultants in the future. Furthermore, our share-based compensation expense will also be affected by the anticipated increase in fair value of share-based awards of Ant Financial Services. As a result of these factors, we expect that our share-based compensation expense will likely increase. See "— Critical Accounting Policies and Estimates — Share-based Compensation Expense and Valuation of the Underlying Awards" for additional information regarding our share-based compensation expense.

Recent Investment, Acquisition and Strategic Alliance Activities

       In addition to organic growth, we have made, or have entered into agreements to make, strategic investments, acquisitions and alliances that are intended to further our strategic objectives. The financial results for these strategic transactions that were completed are reflected in our operating results beginning with the period of their respective completion. The investments in which we did not obtain control are accounted for under the equity method if we have significant influence over the investees through investment in common stock or in-substance common stock, or otherwise under the cost method or accounted for as investment securities based on our accounting policies over different categories of investments and merger and acquisition activities. For the details of our accounting policies for each category of our investments, see notes 2(d), 2(s) and 2(t) to our consolidated financial statements for the years ended March 31, 2014, 2015 and 2016 included elsewhere in this annual report.

       Our investment and acquisition strategy focuses on three objectives:

  •
  increasing user acquisition and engagement;

  •
  improving customer experience; and

  •
  expanding our products and services.

       We take a deliberate and staged approach to our investment and acquisition strategy. In some cases, we may begin with an initial minority investment followed by business cooperation. We have chosen to make minority investments in some circumstances instead of full acquisitions for one or more of the following reasons: (i) the investee has strong management, where we allow them to have operating independence and potential upside tied to their business in order to retain them; (ii) the investee does not fit within our core business operations but can generate strategic synergies through an equity relationship; and/or (iii) the investee demonstrates clear strategic value to us but capital or integration risk in the near term suggests a deliberate and phased-in approach. Where the business results, cooperation and the overall relationship established with the management of the investee company show increasing value to our ongoing business strategy, we may increase our investment or acquire the investee company completely. Examples of this type of approach include our investments in UCWeb, AutoNavi and Youku Tudou, where the period from initial investment to eventual acquisition spanned more than one fiscal year.

       We have funded our strategic acquisitions and investments primarily from cash generated from our operations and through debt and equity financing. Our debt financing primarily consists of unsecured senior notes and bank borrowings. We have issued an aggregate of US$8.0 billion unsecured senior notes. We have entered into a five-year term loan facility of US$4.0 billion, of which $3.0 billion was drawn down subsequent to March 31, 2016. We have also entered into a US$3.0 billion revolving credit facility, which we have not yet drawn. Going forward, we expect to fund additional investments through cash generated from our operations and through debt and equity financing when opportunities arise in the future. Although we expect our margins to be negatively affected by acquisitions of target companies with lower or negative margins, such as our recent acquisitions of Youku Tudou and a controlling stake in Lazada, we do not expect our investment activities to have any significant negative impact on our liquidity or operations. We believe acquired businesses operating at a loss do not detract from the total value of our company because they bring clear strategic value to us in the long run. However, there can be no assurance that our future financial results would not be materially and adversely affected if our strategic investments and acquisitions are not successful. See "Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Industry — Increased investments in our business, strategic acquisitions and investments as well as our focus on long-term performance and maintaining the health of our ecosystem may negatively affect our margins and our net income" and "Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Industry — We face risks relating to our acquisitions, investments and alliances."

       Our significant recent strategic investments and acquisitions (including those that are under definitive agreement but have not closed) in fiscal year 2016 and the period through the date of this annual report are set forth below.

Local Services

       Koubei Holding Limited, or Koubei ( ), a joint venture that we set up together with Ant Financial Services during fiscal year 2016. Koubei integrates the convenience aspects of mobile commerce and big data to provide consumers with information and promotional benefits from local restaurants in China. As of March 31, 2016, we invested a total cash amount of RMB3,000 million and also injected certain related businesses into Koubei. We and Ant Financial Services each hold a 49.6% equity interest in Koubei, while an unrelated third-party affiliated with a major Chinese restaurant chain holds a small minority equity interest. Through Koubei, we participate in the restaurant and local establishment sector in a "closed loop" manner, which is characterized by the "online-to-offline" interaction of users obtaining information and receiving promotional offers, mostly through a mobile device, and then visiting the physical establishment to enjoy the services while making on-location payment with Alipay.

       Rajax Holding, or Ele.me ( ), one of the largest mobile food ordering and delivery services in China, covering over 300 cities as of March 31, 2016. In March 2016, we and Ant Financial Services completed a portion of the subscription for newly issued convertible preferred shares in Ele.me for a total combined investment amount of US$1,250 million, of which our total commitment is US$900 million. Our effective equity interest in Ele.me will be approximately 22% on a fully-diluted basis once the full investment amount is completed. Ele.me complements our investment in Koubei in local services, focusing on food ordering and delivery characterized by high-frequency usage and last-mile logistics within a city.

       Xiaoju Kuaizhi Inc., or Didi Chuxing ( ), the leading transportation network company that provides vehicles and taxis for hire in China via smartphone applications. We have an existing equity stake of 10% in the fully-diluted equity of Didi Chuxing, which is the resulting company of a merger between Didi Chuxing and Kuaidi Dache, a taxi hailing company in which we had an investment. We account for our stake in Didi Chuxing as a cost method equity investment, in which we have an aggregate investment cost of US$445 million. As of the date of this annual report, we have committed to invest a further US$200 million and Ant Financial Services is expected to invest US$200 million in the preferred shares of Didi Chuxing. In connection with this additional equity investment, we have signed a cooperation agreement with Didi Chuxing relating to the adoption of navigation and map services provided by AutoNavi to the riders and drivers of Didi Chuxing's services, thereby further increasing the user base and usage of AutoNavi's services.

Digital Entertainment

       Youku Tudou, Inc., or Youku Tudou, a leading multi-screen entertainment and media company in China that was previously listed on the New York Stock Exchange. In May 2014, we, through a holding company, invested US$1,090 million to purchase Class A ordinary shares of Youku Tudou, representing an effective equity interest of 16.5% on a fully-diluted basis. We made this investment on the same terms together with a Yunfeng Fund, which invested US$132 million for an approximately 2% equity interest. In April 2016, we completed an acquisition of all of the issued and outstanding shares of Youku Tudou that we or the Yunfeng Fund did not already own for a total cash consideration of US$4.4 billion. Following the completion of the transaction, Youku Tudou became our consolidated subsidiary, with the Yunfeng Fund holding an approximately 2% minority interest. The management of Youku Tudou has a right for an option to purchase up to 15% of its equity. Youku Tudou is a core part of our strategy to offer digital entertainment to consumers in our ecosystem, thereby strengthening user engagement as well as enabling a new marketing channel for the merchants in our ecosystem. Further, Youku Tudou creates additional revenue sources for us from advertising and membership subscriptions.

       Alibaba Pictures Group Limited, or Alibaba Pictures, a producer of movies and television programs in China that is listed on the Hong Kong Stock Exchange. In June 2014, we acquired control of Alibaba Pictures by completing an investment in newly issued ordinary shares representing an approximately 60% equity interest in Alibaba Pictures for a total cash consideration of HK$6,244 million. In June 2015, Alibaba Pictures placed newly issued ordinary shares to unrelated third-party investors with aggregate gross proceeds of HK$12,179 million. Our equity interest in Alibaba Pictures was therefore diluted to 49.5% upon completion of the placing. Accordingly, we deconsolidated the financial results of Alibaba Pictures starting from June 2015, and recognized a gain of RMB24,734 million based on revaluation of our remaining equity interest in Alibaba Pictures. In addition, Alibaba

Pictures completed its purchase of our online movie ticketing business and financing and investment platform for the production of movie and other media content for a cash consideration of US$350 million plus certain reimbursement amounts in December 2015. With these transactions, Alibaba Pictures has created a comprehensive platform that integrates valuable assets in the production and distribution value chain for movies and TV dramas.

       Wasu Media Holding Co., Ltd., or Wasu, a company listed on the Shenzhen Stock Exchange and engaged in the business of digital media broadcasting and distribution in China. In April 2015, Simon Xie, who is one of our founders and an equity holder in certain of our variable interest entities, was granted a financing with an aggregate principal of up to RMB6.9 billion by a major financial institution in the PRC, which was used to fund a minority investment in Wasu via a PRC limited partnership. A company controlled by Jack Ma serves as one of the general partners of the limited partnership. Yuzhu Shi, the founder, chairman and a principal shareholder of Giant Interactive, a China-based online game company that was previously listed on the New York Stock Exchange, and an entrepreneur with significant experience in and knowledge of the media industry in China, serves as the other general partner. Jack, through his control of one of the general partners, and Mr. Shi, as the other general partner and the executive partner, jointly control this PRC limited partnership. The interest of the general partner controlled by Jack in the limited partnership is limited to the return of its RMB10,000 contributed capital. The financing is secured by a pledge of Wasu shares acquired by the PRC limited partnership and a pledge of certain wealth management products we purchased. In addition, we entered into a loan agreement with a principal amount of up to RMB2.0 billion with Simon Xie in April 2015 to finance the repayment by Simon of the interest under the above-mentioned financing. Our loan to Mr. Xie will be made at an interest rate equal to SHIBOR as specified by us and is repayable in five years. The loan is secured by a pledge of Mr. Xie's limited partnership interest in the limited partnership, and is available for draw-down starting from January 1, 2016 but it has not yet been drawn. These arrangements have facilitated our entering into strategic business arrangements with Wasu to enhance our entertainment strategy.

Healthcare

       Alibaba Health Information Technology Limited, or Alibaba Health, a company primarily engaged in the business of developing the technology for product identification, authentication and tracking system for pharmaceutical and medical products in China that is listed on the Hong Kong Stock Exchange. In April 2014, we completed an acquisition of newly issued ordinary shares representing an effective equity interest of approximately 38% in Alibaba Health for a total purchase price of HK$932 million. Subsequent to March 31, 2016, we and Alibaba Health entered into a services agreement under which Alibaba Health will provide outsourced services in relation to product categories related to Tmall's online pharmacy business. Alibaba Health is the flagship vehicle for us to execute our data-driven healthcare strategy.

Logistics

       We have made investments in a number of logistics-related companies as part of our strategy to enhance the customer experience in our core commerce business through predictable, speedy and high quality logistics services. Below is a description of the major investments in this area.

       Cainiao Smart Logistics Network Limited, or Cainiao Network, a logistics data platform that leverages a network of logistics partners' capacity and capabilities to fulfill the logistics needs of our core commerce business. In May 2013, we took part in establishing Cainiao Network together with other parties with significant operational experience in logistics, retail and real estate in China. In March 2016, Cainiao Network completed a new equity financing round, after which our aggregate investment in Cainiao Network increased to RMB7.0 billion. Currently our equity interest in Cainiao Network is approximately 47%. See "Item 4. Information on the Company — B. Business Overview — Other Major Elements of Our Ecosystem — Logistics."

       Haier Electronics Group Co., Ltd., or Haier, a company that is listed on the Hong Kong Stock Exchange and principally engaged in the research, development, manufacture and sale of electrical appliances, especially large home appliances such as refrigerators and air conditioners. In March 2014, as part of our strategy for providing better delivery and installation services to consumers, we completed an acquisition of ordinary shares representing an approximately 2% equity interest in Haier, an acquisition of a 9.9% equity interest in a wholly-owned subsidiary of Haier that is engaged in the logistics business in China, or RRS, and a subscription for a convertible and exchangeable bond which is either convertible into an approximately 2.6% equity interest in Haier or exchangeable into an approximately 24% equity interest in RRS. We paid a total purchase price of HK$2,821 million upon the closing of the transactions. Our investment in Haier and RRS has enabled our China retail marketplaces to gain a competitive advantage in the large home appliance category through high quality delivery, installation and after-sale services.

       YTO Express (Logistics) Co., Ltd., or YTO Express, one of the leading express courier companies in China. In May 2015, we invested RMB1,500 million in YTO Express representing an equity interest of 12% in the company. YTO Express is one of the fifteen strategic express courier partners participating in the data platform of Cainiao Network to fulfill orders from our core commerce business. We invested in YTO Express so that we can leverage our shareholding relationship to establish delivery service standards and new service offerings for online shopping. Once implemented and tested, such standards and offerings may be rolled out to other delivery partners of Cainiao Network, enhancing the overall consumer experience. In January 2016, a company listed on the Shanghai Stock Exchange filed an application to purchase all of the equity interest in YTO Express through an asset swap and share issue, resulting in a reverse takeover of that company by YTO Express. The completion of the reverse takeover is subject to the approval by the shareholders of that company and certain regulatory authorities.

       Best Logistics Technologies Ltd., or Best Logistics, a provider of comprehensive supply-chain solutions and services including express delivery, freight delivery, inventory management, warehouse fulfillment, software development, financing, business consulting to cross-border logistics services. Since fiscal year 2009, we have participated in several rounds of equity financing of Best Logistics, including one in January 2015, and have acquired an aggregate of approximately 22% equity interest in Best Logistics for an aggregate investment cost of US$256 million. In 2016, Cainiao Network also participated in a round of equity financing of Best Logistics in which it invested US$165 million for an approximately 5% equity interest in Best Logistics.

E-commerce and Related Services

       Suning Commerce Group Co., Ltd., or Suning, one of the largest consumer electronics retail chains in China with over 1,600 retail stores and over 60 national and regional distribution centers as of December 2015 that is listed on the Shenzhen Stock Exchange. In August 2015, we entered into definitive agreements to establish a comprehensive collaboration with Suning. Under our agreements, we will invest RMB28.2 billion for 19.99% of the enlarged equity capital of Suning. These transactions are expected to be completed during the quarter ending June 30, 2016. We have formed a strategic alliance with Suning to build on synergies in e-commerce, logistics and incremental business through joint omni-channel initiatives. We believe these transactions will bring significant strategic benefits, including improved product selection, competitive pricing, and better customer experience through reliable delivery and after-sale services.

International Expansion

       Lazada Group S.A., or Lazada, a company that operates e-commerce platforms in Indonesia, Malaysia, the Philippines, Singapore, Thailand and Vietnam, with local language websites and mobile apps in each of the six markets. In April 2016, we completed an acquisition of a controlling stake in Lazada for a total cash consideration of US$1.0 billion. Lazada offers third-party brands and merchants a marketplace solution with simple and direct access to consumers in these six countries through one retail channel. Lazada also sells products owned by its retail operations. It has developed its own logistics infrastructure with warehouses and a last-mile delivery fleet to offer quick and reliable delivery to its customers. We intend that Lazada will be our vehicle for expansion into the Southeast Asia consumer market, including potential cross-border opportunities introducing Chinese merchants and international brands to Southeast Asian consumers.

Others

       Beijing Shiji Information Technology Co., Ltd., or Shiji, a developer and provider of hotel information management system software, system integration and technical service that is listed on Shenzhen Stock Exchange. In November 2015, we completed an investment in newly issued ordinary shares, representing approximately 13%

equity interest in Shiji for a total cash consideration of RMB2,389 million. Our investment in and strategic alliance with Shiji enhances the customer experience in our online travel business, Alitrip, as the alliance improves our capability to integrate real time information, such as rooms availability and special promotional offers, from participating hotels on the Alitrip platform.

       AGTech Holdings Limited, or AGTech, an integrated lottery technology and services company in China that is listed on the Hong Kong Growth Enterprise Market. In March 2016, we and Ant Financial Services agreed to subscribe for newly issued ordinary shares and convertible bonds of AGTech for a total investment amount of HK$2,388 million, of which our total commitment is HK$1,433 million. Upon the completion of the transaction, AGTech will become our consolidated subsidiary. The completion of this transaction is subject to a number of customary closing conditions including the approval by shareholders of AGTech and certain regulatory authorities. We intend that AGTech will be our vehicle for participating in the lottery business in China.

2014 Restructuring of Our Relationship with Ant Financial Services and Alipay

       On August 12, 2014, we entered into a share and asset purchase agreement, or the 2014 SAPA, and entered into or amended certain ancillary agreements including an amendment and restatement of the Alipay IPLA. Pursuant to these agreements, we restructured our relationships with Ant Financial Services and Alipay, its wholly-owned subsidiary, and terminated the 2011 framework agreement.

       Pursuant to the 2014 SAPA, we sold the SME loan business and related services to Ant Financial Services for an aggregate cash consideration of RMB3,219 million. In calendar years 2015 to 2017, we will receive an annual fee equal to 2.5% of the average daily book balance of the SME loans. In calendar years 2018 to 2021, we will receive an annual fee equal to the amount paid for the calendar year 2017, or collectively the SME annual fee.

       In connection with the 2014 SAPA, we also entered into an amended intellectual property license agreement with Alipay, or amended Alipay IPLA, pursuant to which we license certain intellectual property and provide certain software technology services to Alipay and the SME loan business. Under the amended Alipay IPLA, we receive royalty streams and a service fee, or collectively the profit share payments, paid at least annually, amounting to the sum of an expense reimbursement plus 37.5% of the consolidated pre-tax income of Ant Financial Services, subject to certain adjustments.

       Pursuant to the terms of the 2014 SAPA, in the event of an initial public offering of Ant Financial Services or Alipay at an implied equity value exceeding US$25 billion which results in gross proceeds of at least US$2.0 billion (a "Qualified IPO"), if our total ownership of equity interests in Ant Financial Services has not reached 33%, we would be entitled at our election to either receive a one-time payment equal to 37.5% of the equity value of Ant Financial Services as determined immediately prior to such Qualified IPO. There is no cap on the maximum value of such liquidity event payment. If we acquire equity interests in Ant Financial Services in an aggregate amount less than 33%, the percentage of Ant Financial Services' equity value used to calculate such liquidity event payment will be reduced proportionately.

       In lieu of receiving such liquidity event payment, we may elect to continue to receive the profit share payment in perpetuity, subject to the receipt of regulatory approvals. In connection with a Qualified IPO and if we so elect, Ant Financial Services must use its commercially reasonable efforts to obtain the required approvals for continued payments under the amended Alipay IPLA. If such approvals are not obtained, Ant Financial Services will pay the liquidity event payment as described above to us.

       The 2014 SAPA provides for future potential equity issuances to us by Ant Financial Services. In the event that Ant Financial Services applies for and receives certain PRC regulatory approvals in the future, Ant Financial Services will issue and we will purchase newly issued equity interests in Ant Financial Services up to a 33% equity interest, or such lesser equity interest as may be permitted by the regulatory approvals. If the liquidity event payment described above has not become payable upon a Qualified IPO of Ant Financial Services, our right to acquire equity interests up to the full 33% equity interest will continue after such Qualified IPO. However, the maximum equity interest that we are entitled to acquire will be reduced in proportion to any dilutive equity issuances by Ant Financial Services in and following such Qualified IPO. If we acquire an equity interest in Ant Financial Services pursuant to this arrangement which is below 33%, the liquidity event payment amount and the profit sharing arrangement under the Alipay IPLA will be proportionately reduced based on the amount of equity interests acquired by us.

       For additional details of the new and amended agreements, see "Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Agreements and Transactions Related to Ant Financial Services and its Subsidiaries."

Acquired Intangible Assets and Goodwill

       When we make an acquisition, consideration that exceeds the book value of the acquired assets are allocated to acquired intangible assets and goodwill, respectively. We have and will continue to incur amortization expenses as we amortize acquired intangible assets over their estimated useful life on a straight-line basis. We do not amortize our goodwill. We test intangible assets and goodwill periodically for impairment, and any such impairment may materially and adversely affect our financial condition and results of operations. Some of our acquisitions and investments may not be successful, and we may incur impairment charges in the future. For additional information, see "— Critical Accounting Policies and Estimates — Impairment Assessment on Goodwill and Intangible Assets" and "Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Industry — We face risks relating to our acquisitions, investments and alliances."

Key Financial Information of Selected Equity Method Investees

       Our investments in the following companies are accounted for under the equity method. Consistent with our accounting policies for investments in equity method investees, we record our share of results of the following companies on a one quarter in arrears basis within share of results of equity investees in the consolidated income statements.

Cainiao Network

       The following table is a summary of key unaudited financial information of Cainiao Network Technology Co., Ltd.*:

Income statement data:

	Twelve months ended December 31,
	2014	2015
	RMB	RMB
	(in millions)
Revenue	941	3,099
Net loss	(183)	(617)

Balance sheet data:

	As of December 31,
	2014	2015
	RMB	RMB
	(in millions)
Total assets	5,951	5,929
Total liabilities	2,642	1,761
Total equity	3,309	4,168

*
Cainiao Network Technology Co., Ltd. is a company incorporated in China. After the completion of a restructuring process in March 2016, it became a wholly owned subsidiary of Cainiao Network. Prior to the restructuring, we held a direct 48% equity interest in Cainiao Network Technology Co. Ltd. See note 4(w) to the consolidated financial statements included elsewhere in this annual report for further details.

       We recorded our share of the net loss of Cainiao Network Technology Co., Ltd. of RMB90 million and RMB295 million (US$46 million) in fiscal years 2015 and 2016, respectively. We also have commercial arrangements conducted on an arm's length basis with Cainiao Network to receive certain logistics services, primarily related to Tmall Supermarket, which are recorded in our cost of revenue. For additional details of the related party transactions with Cainiao Network, see "Item 7. Major Shareholders and Related Party Transactions — B. Related Party transactions — Transactions with Cainiao Network". Our logistics service costs paid or payable to Cainiao Network accounted for approximately 60% of its revenue for the twelve months ended December 31, 2015.

Koubei

       The following table is a summary of key unaudited financial information of Koubei:

Income statement data:

From the date of incorporation to December 31, 2015
RMB
(in millions)
Revenue	31
Net loss	(1,735)

Balance sheet data:

As of December 31, 2015
RMB
(in millions)
Total assets	1,731
Total liabilities	445
Total equity	1,286

       We recorded our share of the net loss of Koubei of RMB867 million (US$135 million) in fiscal year 2016.

Alibaba Pictures

       The following table is a summary of key unaudited financial information of Alibaba Pictures:

Income statement data:

From the date of deconsolidation to December 31, 2015
RMB
(in millions)
Revenue	254
Net income	544

Balance sheet data:

As of December 31, 2015
RMB
(in millions)
Total assets	18,976
Total liabilities	2,782
Total equity	16,194

       We recorded our share of the net income of Alibaba Pictures of RMB268 million (US$42 million) in fiscal year 2016. We also disposed of our online movie ticketing business and financing and investment platform for production of movie and other media content to Alibaba Pictures during fiscal year 2016 at a cash consideration of US$350 million (RMB2,259 million) plus certain reimbursement amounts. We recognized a disposal gain of RMB2,214 million (US$343 million) in interest and investment income, net in our consolidated income statement for fiscal year 2016.

Results of Operations

       The following table sets out our consolidated results of operations for the periods indicated:

	Year ended March 31,
	2014	2015	2016
	RMB	RMB	RMB	US$
	(in millions, except per share data)
Revenue
China commerce	45,132	62,937	84,321	13,077
International commerce	4,851	6,486	7,629	1,183
Cloud computing	773	1,271	3,019	468
Others	1,748	5,510	6,174	958

Total	52,504	76,204	101,143	15,686
Cost of revenue	(13,369)	(23,834)	(34,355)	(5,328)
Product development expenses	(5,093)	(10,658)	(13,788)	(2,138)
Sales and marketing expenses	(4,545)	(8,513)	(11,307)	(1,753)
General and administrative expenses	(4,218)	(7,800)	(9,205)	(1,428)
Amortization of intangible assets	(315)	(2,089)	(2,931)	(455)
Impairment of goodwill	(44)	(175)	(455)	(71)

Income from operations	24,920	23,135	29,102	4,513
Interest and investment income, net	1,648	9,455	52,254	8,104
Interest expense	(2,195)	(2,750)	(1,946)	(301)
Other income, net	2,429	2,486	2,058	319

Income before income tax and share of results of equity investees	26,802	32,326	81,468	12,635
Income tax expenses	(3,196)	(6,416)	(8,449)	(1,310)
Share of results of equity investees	(203)	(1,590)	(1,730)	(269)

Net income	23,403	24,320	71,289	11,056
Net (income) loss attributable to noncontrolling interests	(88)	(59)	171	27

Net income attributable to Alibaba Group Holding Limited	23,315	24,261	71,460	11,083
Accretion of convertible preference shares	(31)	(15)	—	—
Dividends accrued on convertible preference shares	(208)	(97)	—	—

Net income attributable to ordinary shareholders	23,076	24,149	71,460	11,083

Earnings per share/ADS attributable to ordinary shareholders:
Basic	10.61	10.33	29.07	4.51
Diluted	10.00	9.70	27.89	4.33

	Year ended March 31,
	2014	2015	2016
	%	%	%
	(as percentage of revenue)
Revenue
China commerce	86	82	83
International commerce	9	9	8
Cloud computing	2	2	3
Others	3	7	6

Total	100	100	100
Cost of revenue	(25)	(31)	(34)
Product development expenses	(10)	(14)	(14)
Sales and marketing expenses	(9)	(11)	(11)
General and administrative expenses	(8)	(10)	(9)
Amortization of intangible assets	(1)	(3)	(3)
Impairment of goodwill	—	(1)	—

Income from operations	47	30	29
Interest and investment income, net	3	13	52
Interest expense	(4)	(4)	(2)
Other income, net	5	3	2

Income before income tax and share of results of equity investees	51	42	81
Income tax expenses	(6)	(8)	(8)
Share of results of equity investees	—	(2)	(2)

Net income	45	32	71
Net income attributable to noncontrolling interests	(1)	—	—

Net income attributable to Alibaba Group Holding Limited	44	32	71
Accretion of convertible preference shares	—	—	—
Dividends accrued on convertible preference shares	—	—	—

Net income attributable to ordinary shareholders	44	32	71

Comparison of Fiscal Years 2015 and 2016

Revenue

	Year ended March 31,
	2015	2016
	RMB	RMB	US$	% Change
	(in millions, except percentages)
China commerce	62,937	84,321	13,077	34%
International commerce	6,486	7,629	1,183	18%
Cloud computing	1,271	3,019	468	138%
Others	5,510	6,174	958	12%

Total revenue	76,204	101,143	15,686	33%

       Total revenue increased by 33%, from RMB76,204 million in fiscal year 2015 to RMB101,143 million (US$15,686 million) in fiscal year 2016. The increase was mainly driven by the continued rapid growth of our China commerce retail business.

  China Commerce

	Year ended March 31,
	2015	2016
	RMB	RMB	US$	% Change
	(in millions, except percentages)
Revenue
China commerce retail business
Online marketing services	37,509	52,396	8,126	40%
Commission	21,201	25,829	4,006	22%
Others(1)	1,022	1,808	280	77%

	59,732	80,033	12,412	34%
China commerce wholesale business	3,205	4,288	665	34%

Total	62,937	84,321	13,077	34%

(1)
Primarily consists of storefront fees.

       Revenue from our China commerce retail business increased by 34% from RMB59,732 million in fiscal year 2015 to RMB80,033 million (US$12,412 million) in fiscal year 2016.

       Revenue growth during this period reflected an increase of 27% in GMV transacted on these marketplaces and an increase in the monetization rate. GMV transacted on Taobao Marketplace increased by 18% from RMB1,597 billion in fiscal year 2015 to RMB1,877 billion (US$295 billion) in fiscal year 2016 and GMV transacted on Tmall increased by 43% from RMB847 billion in fiscal year 2015 to RMB1,215 billion (US$190 billion) in fiscal year 2016. The overall increase in total GMV transacted on these marketplaces was primarily driven by a 21% increase in the number of buyers and, to a lesser extent, by a moderate increase in the average level of their spending. The growth in GMV transacted on Tmall in particular was attributable to the increase in the number of buyers making purchases on Tmall, reflecting consumer preferences for branded products and a premium shopping experience and the beneficial impact of promotional events, and increases in the average level of spending of buyers. Our monetization rate during this period increased from 2.44% in fiscal year 2015 to 2.59% in fiscal year 2016, mainly as a result of the accelerated growth of our online marketing services revenue.

       Online marketing services revenue increased by 40% from RMB37,509 million in fiscal year 2015 to RMB52,396 million (US$8,126 million) in fiscal year 2016. The growth was primarily driven by our focus on high-quality merchants and on delivering a broader value proposition to our merchants. This resulted in higher marketing spend by our merchants as we optimized online marketing efficiency and added new online marketing inventory on both mobile and PC interfaces, leading to a 44% increase in the number of clicks attributable to our P4P marketing services, and a 1% increase in the cost-per-click paid by our merchants. To a lesser extent, our online marketing services revenue during this period was also positively impacted by an increase in the CPM of our display marketing services, partially offset by a decrease in the number of impressions displayed.

       Commission revenue increased by 22% from RMB21,201 million in fiscal year 2015 to RMB25,829 million (US$4,006 million) in fiscal year 2016. The lower year-over-year commission revenue growth relative to the 43% increase in GMV transacted on Tmall during the same period was mainly a result of (i) suspension of our online lottery business on Taobao Marketplace (which had a higher monetization rate than our overall monetization rate) in late February 2015 in response to regulatory requirements, (ii) a decrease in the pricing charged on Juhuasuan as an investment to acquire more high-quality merchants and (iii) impact from changes in category mix. Excluding the effect of the online lottery business, our revenue would have increased by 31% in fiscal year 2016 from fiscal year 2015. Due to the ongoing shift of user engagement toward mobile devices, categories such as virtual goods on which we charge a lower commission rate, are seeing higher growth than other categories. As a result of the above, commission revenue increased at a lower rate than the Tmall GMV.

       Mobile revenue from our China commerce retail business increased by 182% from RMB17,840 million in fiscal year 2015 to RMB50,337 million in fiscal year 2016, representing 63% of our China commerce retail business revenue in fiscal year 2016, compared to 30% in fiscal year 2015. The increase in mobile revenue from our China commerce retail business was primarily due to an increase in GMV generated and better monetization of traffic on mobile devices. Mobile monetization rate improved to 2.51% in fiscal year 2016 from 1.79% in fiscal year 2015.

       Revenue from our China commerce wholesale business increased by 34% from RMB3,205 million in fiscal year 2015 to RMB4,288 million (US$665 million) in fiscal year 2016. The increase in revenue was due to an increase in average revenue from paying members and an increase in paying members.

  International Commerce

	Year ended March 31,
	2015	2016
	RMB	RMB	US$	% Change
	(in millions, except percentages)
Revenue
International commerce retail business	1,768	2,204	342	25%
International commerce wholesale business	4,718	5,425	841	15%

Total	6,486	7,629	1,183	18%

       Revenue from our international commerce retail business increased by 25% from RMB1,768 million in fiscal year 2015 to RMB2,204 million (US$342 million) in fiscal year 2016. The main reason for this increase was an increase in GMV transacted on AliExpress, primarily due to the increasing number of consumers, particularly in Russia, Spain, the United States and France.

       Revenue from our international commerce wholesale business increased by 15% from RMB4,718 million in fiscal year 2015, of which 69% was from membership fees and online marketing services and 31% was from value-added services, to RMB5,425 million (US$841 million) in fiscal year 2016, of which 67% was from membership fees and online marketing services and 33% was from value-added services. The increase in revenue was due to growth in revenue generated by the import/export related services provided by One Touch and, to a lesser extent, an increase in online marketing service revenue from China wholesale suppliers.

  Cloud Computing Business

       Revenue from our cloud computing business in fiscal year 2016 was RMB3,019 million (US$468 million), an increase of 138% compared to RMB1,271 million in fiscal year 2015, driven by the continued growth of our cloud computing business. The growth was primarily due to an increase in the number of paying customers and also to an increase in their usage of and spending on our cloud computing services including more complex offerings, such as our content delivery network and database services.

  Other Revenue

       Other revenue in fiscal year 2016 was RMB6,174 million (US$958 million), an increase of 12% compared to RMB5,510 million in fiscal year 2015. This result included the effect of an increase in revenue from mobile Internet services provided by UCWeb, and revenue from AutoNavi, over-the-top TV services and YunOS and a decrease in revenue related to the SME loan business that we transferred to Ant Financial Services in February 2015. Revenue from mobile Internet services, AutoNavi, over-the-top TV services and YunOS increased by 86% year-over-year.

Cost of Revenue

	Year ended March 31,
	2015	2016
	RMB	RMB	US$	% Change
	(in millions, except percentages)
Cost of revenue	23,834	34,355	5,328	44%
Percentage of revenue	31%	34%
Shared-based compensation expense included in cost of revenue	4,176	4,003	621	(4)%
Percentage of revenue	5%	4%
Cost of revenue excluding share-based compensation expense	19,658	30,352	4,707	54%
Percentage of revenue	26%	30%

       Our cost of revenue increased by 44% from RMB23,834 million in fiscal year 2015 to RMB34,355 million (US$5,328 million) in fiscal year 2016. This increase was primarily due to an increase of RMB2,278 million (US$353 million) in bandwidth and co-location fees and depreciation expenses as a result of our investments in our cloud computing business and our data platform, increases of RMB2,146 million (US$333 million) in costs associated with our new business initiatives (mainly our mobile operating system, over-the-top TV services and entertainment), an increase of RMB1,865 million (US$289 million) in traffic acquisition costs as a result of the expansion of our third-party affiliate marketing ecosystem and an increase of RMB1,564 million (US$243 million) in logistics costs mainly relating to fulfillment services provided to us by our affiliate Cainiao Network, which amounted to RMB2,370 million (US$368 million), or 2% of our revenue, in fiscal year 2016, primarily related to Tmall Supermarket. Without the effect of share-based compensation expense, cost of revenue as a percentage of revenue would have increased from 26% in fiscal year 2015 to 30% in fiscal year 2016, primarily due to increase in costs associated with our new business initiatives and an increase in logistics costs, as discussed above. As we continue to invest in new and acquired businesses, customer service initiatives and infrastructure, we expect our cost of revenue will increase in absolute dollar amounts and will likely increase as a percentage of revenues.

Product Development Expenses

	Year ended March 31,
	2015	2016
	RMB	RMB	US$	% Change
	(in millions, except percentages)
Product of development expenses	10,658	13,788	2,138	29%
Percentage of revenue	14%	14%
Shared-based compensation expense included in product development expenses	3,876	5,703	885	47%
Percentage of revenue	5%	6%
Product development expenses excluding share-based compensation expense	6,782	8,085	1,253	19%
Percentage of revenue	9%	8%

       Our product development expenses increased by 29% from RMB10,658 million in fiscal year 2015 to RMB13,788 million (US$2,138 million) in fiscal year 2016. The increase was largely due to an increase of RMB3,114 million (US$483 million) in payroll and benefits expenses including share-based compensation expense (an effect that we expect will continue, as discussed in "Share-based Compensation" above), partially offset by a decrease in the royalty fee paid to Yahoo, which terminated by contract upon the completion of our initial public offering in September 2014. Without the effect of share-based compensation expense, product development expenses as a percentage of revenue would have decreased from 9% in fiscal year 2015 to 8% in fiscal year 2016 due to a decrease in royalty fees paid to Yahoo. We expect our product development expenses will increase in absolute amounts and may over time increase as a percentage of revenues.

Sales and Marketing Expenses

	Year ended March 31,
	2015	2016
	RMB	RMB	US$	% Change
	(in millions, except percentages)
Sales and marketing expenses	8,513	11,307	1,753	33%
Percentage of revenue	11%	11%
Shared-based compensation expense included in sales and marketing expenses	1,235	1,963	304	59%
Percentage of revenue	2%	2%
Sales and marketing expenses excluding share-based compensation expense	7,278	9,344	1,449	28%
Percentage of revenue	9%	9%

       Our sales and marketing expenses increased by 33% from RMB8,513 million in fiscal year 2015 to RMB11,307 million (US$1,753 million) in fiscal year 2016. The increase was due primarily to an increase in advertising and promotional spending mainly focused on strengthening consumer connection to our Taobao and Tmall brands, especially in top tier cities, as well as to promote our new businesses initiatives, such as Alitrip and DingTalk, during fiscal year 2016. The increase was also due to an increase in share-based compensation expense (an effect that we expect will continue, as discussed in "Share-based Compensation" above). Without the effect of share-based compensation expense, sales and marketing expenses as a percentage of revenue would have remained stable at 9% in both fiscal year 2015 and fiscal year 2016. We expect our sales and marketing expenses will increase in absolute amounts and may increase as a percentage of revenues as we continue to invest in marketing and promotion.

General and Administrative Expenses

	Year ended March 31,
	2015	2016
	RMB	RMB	US$	% Change
	(in millions, except percentages)
General and administrative expenses	7,800	9,205	1,428	18%
Percentage of revenue	10%	9%
Shared-based compensation expense included in general and administrative expenses	3,741	4,413	684	18%
Percentage of revenue	5%	4%
General and administrative excluding share-based compensation expense	4,059	4,792	744	18%
Percentage of revenue	5%	5%

       Our general and administrative expenses increased by 18% from RMB7,800 million in fiscal year 2015 to RMB9,205 million (US$1,428 million) in fiscal year 2016. The increase was primarily due to a significant increase in share-based compensation expense (an effect that we expect will continue, as discussed in "Share-based Compensation" above), as well as an increase of RMB353 million (US$55 million) in professional services fees.

Without the effect of share-based compensation expense, general and administrative expenses as a percentage of revenue in fiscal year 2016 would have remained stable at 5% in both fiscal year 2015 and fiscal year 2016.

Amortization of Intangible Assets

	Year ended March 31,
	2015	2016
	RMB	RMB	US$	% Change
	(in millions, except percentages)
Amortization of intangible assets	2,089	2,931	455	40%
Percentage of revenue	3%	3%

       Amortization of intangible assets increased by 40% from RMB2,089 million in fiscal year 2015 to RMB2,931 million (US$455 million) in fiscal year 2016. This increase was due to an increase in intangible assets recognized arising from our strategic acquisitions and investments. Because of the recent major acquisitions we will consolidate, such as Youku Tudou and our controlling stake in Lazada, we expect that our amortization of intangible assets will increase in the future.

Income from Operations and Operating Margin

	Year ended March 31,
	2015	2016
	RMB	RMB	US$	% Change
	(in millions, except percentages)
Income from operations	23,135	29,102	4,513	26%
Percentage of revenue	30%	29%

       Our income from operations increased by 26% from RMB23,135 million, or 30% of revenue in fiscal year 2015 to RMB29,102 million (US$4,513 million), or 29% of revenue, in fiscal year 2016. The decrease in our operating margin was primarily attributable to investments in new business initiatives, such as our mobile operating systems, over-the-top TV services and entertainment, and also to an increase in logistics costs, as discussed above.

Interest and Investment Income, Net

       Our net interest and investment income increased significantly from RMB9,455 million in fiscal year 2015 to RMB52,254 million (US$8,104 million) in fiscal year 2016. The increase was primarily due to a non-cash deemed disposal gain of RMB24,734 million (US$3,836 million) arising from the deconsolidation of Alibaba Pictures, a non-cash gain of RMB18,603 million (US$2,885 million) from the revaluation of our previously held equity interest in Alibaba Health when we obtained control over Alibaba Health in fiscal year 2016, as well as gains arising from disposals of certain investments and businesses. See note 4 to our consolidated financial statements for the years ended March 31, 2014, 2015 and 2016 included elsewhere in this annual report for further information.

Interest Expense

       Our interest expense decreased by 29% from RMB2,750 million in fiscal year 2015 to RMB1,946 million (US$301 million) in fiscal year 2016. Interest expense in fiscal year 2015 included an one-time charge for financing-related fees of RMB830 million as a result of the early repayment of our US$8.0 billion bank borrowings with proceeds from our issuance of US$8.0 billion senior unsecured notes.

Other Income, Net

       Our other income, net decreased by 17% from RMB2,486 million in fiscal year 2015 to RMB2,058 million (US$319 million) in fiscal year 2016. The decrease was primarily due to a decrease in income recognized in respect of royalty fees and software technology services fees from Ant Financial Services, which were RMB1,122 million

(US$174 million) in fiscal year 2016, compared to RMB1,667 million in fiscal year 2015. Such decrease in income recognized primarily resulted from increased marketing and promotion activities of Ant Financial Services to drive its user growth and engagement, causing a decrease in its consolidated pre-tax income.

Income Tax Expenses

       Our income tax expenses increased by 32% from RMB6,416 million in fiscal year 2015 to RMB8,449 million (US$1,310 million) in fiscal year 2016. The increase in income tax expenses was primarily due to the increase in taxable income from our operations in China. Our effective tax rate decreased to 10% in fiscal year 2016 from 20% in fiscal year 2015, primarily due to the non-cash gains relating to the deconsolidation of Alibaba Pictures and consolidation of Alibaba Health, as discussed in "Interest and Investment Income, Net" above, which are not taxable for income tax purposes. Excluding the above gains and other non-taxable or non-deductible items, our effective tax rate remains stable.

Share of Results of Equity Investees

       Share of losses of equity investees in fiscal year 2016 was RMB1,730 million (US$269 million), an increase of 9% compared to RMB1,590 million in fiscal year 2015. Share of results of equity investee in fiscal year 2016 consisted of the following:

	Year ended March 31,
	2015	2016
	RMB	RMB	US$
	(in millions)
Share of results of equity investees:
Koubei	—	(867)	(135)
Youku Tudou	(99)	(391)	(61)
Cainiao Network	(90)	(295)	(46)
Others	(275)	62	10
Dilution gains	—	827	128
Impairment	(438)	—	—
Others	(688)	(1,066)	(165)

	(1,590)	(1,730)	(269)

       The increase in share of losses of equity investees in fiscal year 2016 compared to fiscal year 2015 was primarily due to our share of losses of Koubei, Youku Tudou and Cainiao Network, partially offset by accounting gains related to dilution of our ownership interest in Cainiao Network and Evergrande FC, as these investees each raised capital at a higher valuation in fiscal year 2016. We established Koubei as a joint venture with Ant Financial Services in September 2015. Our share of Koubei's loss in fiscal year 2016 represents Koubei's high investments and promotional spending during its start-up stage. We expect such share of loss to decrease in the future.

Net Income

       As a result of the foregoing, our net income increased by 193% from RMB24,320 million in fiscal year 2015 to RMB71,289 million (US$11,056 million) in fiscal year 2016.

Comparison of Fiscal Years 2014 and 2015

Revenue

	Year ended March 31,
	2014	2015
	RMB	RMB	% Change
	(in millions, except percentages)
China commerce	45,132	62,937	39%
International commerce	4,851	6,486	34%
Cloud computing	773	1,271	64%
Others	1,748	5,510	215%

Total revenue	52,504	76,204	45%

       Total revenue increased by 45%, from RMB52,504 million in fiscal year 2014 to RMB76,204 million in fiscal year 2015. The increase was mainly driven by the continued rapid growth of our China commerce retail business. Our revenue growth rate will likely decline as our revenue grows to higher levels.

  China Commerce

	Year ended March 31,
	2014	2015
	RMB	RMB	% Change
	(in millions, except percentages)
Revenue
China commerce retail business
Online marketing services	29,729	37,509	26%
Commission	12,023	21,201	76%
Others(1)	1,080	1,022	(5)%

	42,832	59,732	39%
China commerce wholesale business	2,300	3,205	39%

Total	45,132	62,937	39%

(1)
Primarily consists of storefront fees.

       Revenue from our China commerce retail business increased by 39% from RMB42,832 million in fiscal year 2014 to RMB59,732 million in fiscal year 2015.

       Revenue growth during this period reflected an increase of 46% in GMV transacted on these marketplaces, including a 36% increase in GMV transacted on Taobao Marketplace from RMB1,173 billion in fiscal year 2014 to RMB1,597 billion in fiscal year 2015 and a 68% increase in GMV transacted on Tmall from RMB505 billion in fiscal year 2014 to RMB847 billion in fiscal year 2015. The overall increase in total GMV transacted on these marketplaces was primarily driven by a 37% increase in the number of consumers and, to a lesser extent, by a moderate increase in the average level of their spending. The rapid increase in GMV transacted on Tmall in particular was attributable to the increase in the number of consumers making purchases on Tmall, reflecting consumer preferences for branded products and a premium shopping experience, increases in the average level of spending of consumers and the beneficial impact of promotional events. Our monetization rate during this period decreased from 2.55% in fiscal year 2014 to 2.44% in fiscal year 2015, mainly as a result of the higher percentage of total GMV contributed by mobile GMV, which has a lower monetization rate compared to the non-mobile monetization rate.

       Mobile revenue from our China commerce retail business in fiscal year 2015 was RMB17,840 million, an increase of 514% compared to RMB2,905 million in fiscal year 2014, representing 30% of our China commerce retail business revenue in fiscal year 2015, compared to 7% in fiscal year 2014. The increase in mobile revenue from our China commerce retail business was primarily due to an increase in GMV generated on mobile devices and also to an increase in the mobile monetization rate.

       Online marketing services revenue increased by 26% from RMB29,729 million in fiscal year 2014 to RMB37,509 million in fiscal year 2015, reflecting GMV growth of 46% from RMB1,678 billion in fiscal year 2014 to RMB2,444 billion in fiscal year 2015. The lower growth rate of online marketing services revenue relative to the GMV growth rate reflected the ongoing shift of consumer engagement from personal computers to mobile devices, as we monetize mobile GMV at a lower rate than GMV transacted on personal computer interfaces because merchants allocated a smaller proportion of their budget to purchase online marketing services on mobile relative to the GMV generated on mobile. As a result, mobile GMV accounted for 19% and 41% of total GMV in fiscal years 2014 and 2015, respectively, while mobile revenue accounted for 7% and 30% of China commerce retail business revenue, respectively, during those periods. This lower but increasing level of mobile monetization reflected our focus on prioritizing mobile user activity and engagement over monetization and the fact that we increased our efforts to promote online marketing services for mobile interfaces beginning in the three months ended December 31, 2013. The increase in online marketing services revenue during this period was primarily driven by a 55% increase in the number of clicks attributable to our P4P marketing services. This increase was partially offset by a 21% decrease in the cost-per-click paid by our merchants, as a result of the higher percentage of total clicks generated on mobile devices, which have a lower cost-per-click compared to cost-per-click on personal computers. Our strong momentum in mobile and commitment to improving user experience may slow the growth rate of our online marketing services revenue in the near term, but we believe our approach will create significant value for both our users and our business in the longer term. To a lesser extent, our online marketing services revenue during this period was also positively impacted by an increase in the CPM of our display marketing services, which was partially offset by a decrease in the number of impressions displayed.

       Commission revenue increased by 76% from RMB12,023 million in fiscal year 2014 to RMB21,201 million in fiscal year 2015, primarily due to a 68% increase in GMV transacted on Tmall during the same period as well as an increase of RMB989 million in lottery commission income from Taobao marketplace, which was mainly due to significantly higher activity since the World Cup soccer competition in the summer of 2014 before we suspended our lottery business in late February 2015, around the same time as the other major online lottery platforms in China in response to regulatory requirements. The published commission rates we charge by category as well as our blended commission rate remained relatively stable over this period, and accordingly, the increase in revenue from commissions during this period was principally a result of increased GMV transacted rather than any change in the pricing of commission rates. As Tmall GMV increased at a higher rate than Taobao Marketplace GMV, commission revenue grew at a faster rate than online marketing services revenue because we charge commissions on Tmall. Commission revenue from transactions on Tmall is generated from both personal computer and mobile transactions, and accordingly the ongoing shift of consumer engagement towards mobile devices did not negatively affect commission revenue from GMV transacted on Tmall.

       Revenue from our China commerce wholesale business increased by 39% from RMB2,300 million in fiscal year 2014 to RMB3,205 million in fiscal year 2015. The increase in revenue was due to an increase in paying members and an increase in average revenue from paying members.

  International Commerce

	Year ended March 31,
	2014	2015
	RMB	RMB	% Change
	(in millions, except percentages)
Revenue
International commerce retail business	938	1,768	88%
International commerce wholesale business	3,913	4,718	21%

Total	4,851	6,486	34%

       Revenue from our international commerce retail business increased by 88% from RMB938 million in fiscal year 2014 to RMB1,768 million in fiscal year 2015. The main reason for this increase was an increase in GMV transacted on AliExpress, primarily from the increasing number of buyers, particularly in Russia, Brazil and the United States.

       Revenue from our international commerce wholesale business increased by 21% from RMB3,913 million in fiscal year 2014, of which 88% was from membership fees and value-added services and 12% was from online marketing services, to RMB4,718 million in fiscal year 2015, of which 85% was from membership fees and value-added services and 15% was from online marketing services. The increase in revenue was due to an increase in the number of paying members and an increase in average revenue from paying members.

  Other revenue

       Other revenue in fiscal year 2015 was RMB5,510 million, an increase of 215% compared to RMB1,748 million in fiscal year 2014. This increase was primarily due to the consolidation of revenue from acquired businesses (mainly UCWeb and AutoNavi) in a total amount of RMB2,489 million, and an increase in interest income generated by the SME loan business before this business was transferred to Ant Financial Services upon the completion of the restructuring of our relationship with Ant Financial Services in early February 2015.

Cost of Revenue

	Year ended March 31,
	2014	2015
	RMB	RMB	% Change
	(in millions, except percentages)
Cost of revenue	13,369	23,834	78%
Percentage of revenue	25%	31%

       Our cost of revenue increased by 78% from RMB13,369 million in fiscal year 2014 to RMB23,834 million in fiscal year 2015. This increase was primarily due to increases of RMB4,183 million in payroll and benefits expense mainly resulting from an increase in share-based compensation expense (an effect that we expect will continue, as discussed in "Share-based Compensation" above), an increase of RMB1,653 million in bandwidth and co-location fees and depreciation expenses as a result of our investments in our cloud computing business and our data platform, an increase of RMB1,487 million in payment processing fees resulting from an increase in GMV transacted on our retail marketplaces and an increase of RMB951 million in traffic acquisition costs as a result of the expansion of our third-party affiliate marketing ecosystem. As we continue to invest in our business, customer service initiatives and infrastructure, we expect our cost of revenue will increase in absolute dollar amounts and will likely increase as a percentage of revenues.

Product Development Expenses

	Year ended March 31,
	2014	2015
	RMB	RMB	% Change
	(in millions, except percentages)
Product development expenses	5,093	10,658	109%
Percentage of revenue	10%	14%

       Our product development expenses increased by 109% from RMB5,093 million in fiscal year 2014 to RMB10,658 million in fiscal year 2015. The increase was largely due to an increase of RMB5,465 million in payroll and benefits expenses including share-based compensation expense (an effect that we expect will continue, as discussed in "Share-based Compensation" above), partially offset by a decrease in the royalty fee paid to Yahoo, which terminated by contract upon the completion of our initial public offering in September 2014. We expect our product development expenses will increase in absolute amounts and may over time increase as a percentage of revenues.

Sales and Marketing Expenses

	Year ended March 31,
	2014	2015
	RMB	RMB	% Change
	(in millions, except percentages)
Sales and marketing expenses	4,545	8,513	87%
Percentage of revenue	9%	11%

       Our sales and marketing expenses increased by 87% from RMB4,545 million in fiscal year 2014 to RMB8,513 million in fiscal year 2015. The increase was due primarily to the consolidation of marketing expenses of acquired businesses (mainly UCWeb and AutoNavi), and also to an increase in advertising and promotional spending mainly focused on strengthening consumer connection to our Taobao and Tmall brands, especially in lower tier cities, as well as to promote our new businesses initiatives (e.g., offline commerce) during fiscal year 2015. The increase was also due to an increase in share-based compensation expense (an effect that we expect will continue, as discussed in "Share-based Compensation" above). We expect our sales and marketing expenses will increase in absolute amounts and may increase as a percentage of revenues as we continue to invest in marketing and promotion.

General and Administrative Expenses

	Year ended March 31,
	2014	2015
	RMB	RMB	% Change
	(in millions, except percentages)
General and administrative expenses	4,218	7,800	85%
Percentage of revenue	8%	10%

       Our general and administrative expenses increased by 85% from RMB4,218 million in fiscal year 2014 to RMB7,800 million in fiscal year 2015. The increase was primarily due to a significant increase in share-based compensation expense (an effect that we expect will continue, as discussed in "Share-based Compensation" above). Our general and administrative expenses in fiscal year 2014 included a one-time equity-settled donation expense of RMB1,269 million relating to the grant of options to purchase 50,000,000 of our ordinary shares to a non-profit organization. See "Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Equity-settled Donation Relating to Our Ordinary Shares."

Income from Operations and Operating Margin

	Year ended March 31,
	2014	2015
	RMB	RMB	% Change
	(in millions, except percentages)
Income from operations	24,920	23,135	(7%	)
Percentage of revenue	47%	30%

       Our income from operations decreased by 7% from RMB24,920 million in fiscal year 2014 to RMB23,135 million in fiscal year 2015. Although our revenue increased by 45% year-over-year, income from operations decreased, due primarily to a significant increase in share-based compensation expense from RMB2,844 million in fiscal year 2014 to RMB13,028 million in fiscal year 2015, and also to other factors affecting cost and expenses as discussed above.

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

Interest and Investment Income, Net

       Our net interest and investment income increased significantly from RMB1,648 million in fiscal year 2014 to RMB9,455 million in fiscal year 2015. The increase was primarily due to a net gain of RMB6,535 million recognized with respect to the revaluation of previously held equity interests, relating primarily to the step acquisitions of UCWeb, OneTouch and AutoNavi. The increase was also due to an increase in interest income as a result of higher cash balance during the period, which in turn was due primarily to the proceeds from our initial public offering in September 2014 and also to an increase in operating cash flow.

Interest Expense

       Our interest expense increased by 25% from RMB2,195 million in fiscal year 2014 to RMB2,750 million in fiscal year 2015. The increase was primarily due to an increase in average debt outstanding, with debt outstanding during fiscal year 2014 primarily reflecting a loan of US$5.0 billion drawn down under a US$8.0 billion credit facility, and debt outstanding during fiscal year 2015 primarily reflecting an additional US$3.0 billion drawn down under the same credit facility in April 2014, which was refinanced by the US$8.0 billion unsecured senior notes issued in November 2014.

Other Income, Net

       Our other income, net increased by 2% from RMB2,429 million in fiscal year 2014 to RMB2,486 million in fiscal year 2015.

Income Tax Expenses

       Our income tax expenses increased by 101% from RMB3,196 million in fiscal year 2014 to RMB6,416 million in fiscal year 2015. The increase was due primarily to the expiration of an EIT exemption period for one of our major subsidiaries, upon which the subsidiary is no longer exempt from paying EIT but is subject to an EIT rate of 12.5% (or 50% of the statutory EIT rate) in calendar year 2014. The increase in income tax expenses was also due to the increase in taxable income from our operations in China. Our effective tax rate increased to 20% in fiscal year 2015 from 12% in fiscal year 2014, due primarily to the expiration of the EIT exemption as discussed above, and to the increase in share-based compensation expense, which is not deductible for income tax purposes.

Net Income

       As a result of the foregoing, our net income increased by 4% from RMB23,403 million in fiscal year 2014 to RMB24,320 million in fiscal year 2015.

B.    Liquidity and Capital Resources

       We fund our operations and strategic investments from cash generated from our operations and through debt and equity financing. We generated RMB26,379 million, RMB41,217 million and RMB56,836 million (US$8,815 million) of cash from operating activities for fiscal years 2014, 2015 and 2016, respectively. As of March 31, 2016, we had cash and cash equivalents and short-term investments of RMB106,818 million (US$16,566 million) and RMB4,700 million (US$729 million), respectively. Short-term investments consist primarily of investments in fixed deposits with maturities between three months and one year and investments in money market funds or other investments whereby we have the intention to redeem within one year.

       In November 2014, we issued unsecured senior notes, including floating rate and fixed rate notes, with varying maturities for an aggregate principal amount of US$8.0 billion. Interest on the unsecured senior notes are payable in arrears, quarterly for the floating rate notes and semiannually for the fixed-rate notes. We used the proceeds from the issuance of the unsecured senior notes to refinance our previous syndicated loan arrangements in the same amount. We are not subject to any financial covenant or other significant covenants or restrictions under the unsecured senior notes. In December 2015, we completed an exchange offer to exchange our outstanding unsecured senior notes for unsecured senior notes that have been registered under the Securities Act. See note 21 to our consolidated financial statements for the years ended March 31, 2014, 2015 and 2016 included elsewhere in this annual report for further information.

       In August 2014, we entered into a revolving loan facility agreement with certain financial institutions for an amount of US$3.0 billion which has not yet been drawn down. The interest rate for this credit facility is calculated based on LIBOR plus 120 basis points. This loan facility is reserved for future general corporate purposes.

       In March 2016, we signed a five-year US$3.0 billion syndicated loan agreement with a group of eight lead arrangers which has been subsequently drawn down in April 2016. The loan was upsized from US$3.0 billion to US$4.0 billion in May 2016 through a general syndication, of which the upsized portion has not yet been drawn down. The loan has a five-year bullet maturity and is priced at 110 basis points over LIBOR. The use of proceeds of the loan is for general corporate and working capital purposes (including funding our acquisitions).

       As of March 31, 2016, we also had other bank borrowings of RMB6,175 million (US$957 million), primarily used for the construction of corporate campuses and office facilities and other working capital purposes. See note 20 to our consolidated financial statements for the years ended March 31, 2014, 2015 and 2016 included elsewhere in this annual report for further information.

       The following table sets out a summary of our cash flows for the periods indicated.

	Year ended March 31,
	2014	2015	2016
	RMB	RMB	RMB	US$
	(in millions)
Net cash provided by operating activities	26,379	41,217	56,836	8,815
Net cash used in investing activities	(32,997)	(53,454)	(42,831)	(6,643)
Net cash provided by (used in) financing activities	9,364	87,497	(15,846)	(2,457)

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

Cash Provided by Operating Activities

       Cash provided by operating activities in fiscal year 2016 was RMB56,836 million (US$8,815 million) and primarily consisted of net income of RMB71,289 million (US$11,056 million), as adjusted for non-cash items and the effects of changes in working capital and other activities. Adjustments for non-cash items primarily included a deemed disposal gain of RMB24,734 million (US$3,836 million) arising from the deconsolidation of Alibaba Pictures, a gain of RMB18,603 million (US$2,885 million) from the revaluation of our previously held equity interest related to Alibaba Health, RMB16,082 million (US$2,494 million) of share-based compensation expense, RMB3,770 million (US$584 million) of depreciation and amortization of property and equipment and land use rights, a gain of RMB3,089 million (US$479 million) from disposals of equity investees and RMB2,931 million (US$455 million) of amortization of intangible assets. Changes in working capital and other activities primarily consisted of an increase of RMB8,104 million (US$1,257 million) in accrued expenses, accounts payable and other current liabilities as a result of the growth of our business and an increase of RMB2,350 million (US$364 million) in deferred revenue and customer advances, partially offset by an increase of RMB4,012 million (US$622 million) in prepayment, receivables and other assets.

       Cash provided by operating activities in fiscal year 2015 was RMB41,217 million and primarily consisted of net income of RMB24,320 million, as adjusted for non-cash items and the effects of changes in working capital and other activities. Adjustments for non-cash items primarily included RMB13,028 million of share-based compensation expense, a net gain from our step acquisitions arising from revaluation of previously held equity interests totaling RMB6,535 million, RMB2,326 million of depreciation and amortization of property and equipment and land use rights, RMB2,089 million of amortization of intangible assets and RMB1,659 million of deferred income taxes. Changes in working capital and other activities primarily consisted of an increase of RMB11,415 million in accrued expenses, accounts payable and other current liabilities as a result of the growth of our business and an increase of RMB2,490 million in merchant deposits, which relate to merchants operating on Tmall, partially offset by an increase of RMB13,927 million in prepayments, receivables and other assets, as a result of the increase in loan receivables relating to the SME loan business before we transferred this business to Ant Financial Services. See "Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Agreements and Transactions Related to Ant Financial Services and its Subsidiaries — 2014 Restructuring of Our Relationship with Ant Financial Services and Alipay."

       Cash provided by operating activities in fiscal year 2014 was RMB26,379 million and primarily consisted of net income of RMB23,403 million, as adjusted for non-cash items and the effects of changes in working capital and other activities. Adjustment for non-cash items primarily included RMB2,844 million of share-based compensation expense, RMB1,269 million of equity-settled donation expense, RMB1,466 million of deferred income taxes and RMB1,339 million of depreciation and amortization expenses. Changes in working capital and other activities primarily consisted of an increase of RMB12,742 million in prepayments, receivables and other assets due to the increase in loan receivables as a result of the continued growth of our SME loan business, partially offset by an increase of RMB5,336 million in accrued expenses, accounts payable and other current liabilities as a result of the growth of our business and an increase of RMB1,628 million in merchant deposits, which relate to merchants operating on Tmall.

Cash Used in Investing Activities

       Cash used in investing activities was RMB42,831 million (US$6,643 million) in fiscal year 2016 and was primarily attributable to RMB54,483 million (US$8,449 million) in acquisition of available-for-sale, held-to-maturity securities and equity investments mainly held for strategic purposes, including Ele.me, Koubei, Magic Leap, CMC and Cainiao Network, and cash paid for business combinations, net of cash acquired, acquisition of equipment, intangible assets and construction in progress of RMB10,845 million (US$1,682 million) primarily in connection with the purchase of computer equipment and the continued expansion of our corporate campuses, partially offset by proceeds from disposal of subsidiaries, equity investees, available-for-sale securities and held-to-maturity securities of RMB17,088 million (US$2,650 million) and net decrease in short-term investments of RMB4,619 million (US$716 million).

       Cash used in investing activities was RMB53,454 million in fiscal year 2015 and was primarily attributable to RMB35,231 million in acquisition of available-for-sale, held-to-maturity securities and equity investments mainly held for strategic purposes, including Youku Tudou, Intime, Meizu, Weibo and SingPost, RMB10,255 million in cash paid for business combinations, net of cash acquired, including AutoNavi, UCWeb and OneTouch and acquisitions of equipment, intangible assets and construction in progress of RMB7,705 million primarily in connection with the purchase of computer equipment and the continued expansion of our corporate campus.

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

Cash Provided by (Used in) Financing Activities

       Cash used in financing activities was RMB15,846 million (US$2,457 million) in fiscal year 2016, and was primarily attributable to cash used in share repurchase of RMB19,795 million (US$3,070 million), partially offset by net proceeds from borrowings of RMB2,478 million (US$384 million). See "Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers" for further information.

       Cash provided by financing activities was RMB87,497 million in fiscal year 2015, and was primarily attributable to the issuance of ordinary shares of RMB61,831 million in connection with our initial public offering in September 2014 and the additional drawdown of US$3.0 billion under our previous syndicated loan arrangement in April 2014, which was refinanced with the proceeds from the US$8.0 billion unsecured senior notes issued in November 2014.

       Cash provided by financing activities was RMB9,364 million in fiscal year 2014, and was primarily attributable to a drawdown of RMB29,947 million, or US$5.0 billion, from our previous syndicated loan arrangement, as well as a net increase of RMB7,166 million in secured borrowings underlying our transfers of micro loans to third-party financial institutions.

Capital Expenditures

       Our capital expenditures have been incurred primarily in relation to (1) the acquisition of land use rights and construction of corporate campuses and office facilities in Hangzhou, Beijing, Guangzhou and Shenzhen; and (2) the acquisition of computer equipment relating to the operation of our websites, furniture and office equipment and leasehold improvements for our office facilities. In fiscal years 2014, 2015 and 2016, our capital expenditures totaled RMB4,776 million, RMB7,705 million and RMB10,845 million (US$1,682 million), respectively.

Holding Company Structure

       We are a holding company with no operation other than ownership of operating subsidiaries in Hong Kong, China and elsewhere that own and operate our marketplaces and other businesses as well as a portfolio of intellectual property rights. As a result, we rely on dividends and other distributions paid by our operating subsidiaries, including funds to pay dividends to our shareholders or to service our outstanding debts. If our operating subsidiaries incur additional debt on their own behalf in the future, the instruments governing the debt may restrict the ability of our operating subsidiaries to pay dividends or make other distributions to us. In addition, applicable PRC law permits payment of dividends to us by our operating subsidiaries in China only out of their net income, if any, determined in accordance with PRC accounting standards and regulations. Moreover, our operating subsidiaries in China are also required to set aside a portion of their net income, if any, each year to fund general reserves for appropriations until such reserve has reached 50% of the related subsidiary's registered capital. These reserves are not distributable as cash dividends. In addition, registered share capital and capital reserve accounts are also restricted from withdrawal in the PRC, up to the amount of net assets held in each operating subsidiary. As of March 31, 2016, these restricted assets totaled RMB39,116 million (US$6,066 million). See note 24 to our consolidated financial statements for the years ended March 31, 2014, 2015 and 2016 included elsewhere in this annual report.

       Our holding company structure differs from some of our peers in that we hold our material assets and operations, except for ICP and other licenses for regulated activities as well as certain equity investments in restricted businesses, in our wholly-foreign owned enterprises and most of our revenue is generated directly by the wholly-foreign owned enterprises. As revenue is generated directly by our wholly-foreign owned enterprises, the wholly-foreign owned enterprises directly capture the profits and associated cash flow from operations, without having to rely on contractual arrangements to transfer such cash flow from the variable interest entities to the wholly-foreign owned enterprises. In fiscal years 2014, 2015 and 2016, the significant majority of our revenues were generated by our wholly-foreign owned enterprises in China. See "Item 4. Information on the Company — C. Organizational Structure" for a description of these contractual arrangements and the structure of our company.

Inflation

       Inflation in China has not materially impacted our results of operations in recent years. According to the National Bureau of Statistics of China, the year-over-year increase in the consumer price index in calendar years 2013, 2014 and 2015 was 2.6%, 2.0% and 1.4%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher inflation rates in China.

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

Principles of Consolidation

       A subsidiary is an entity in which (i) we directly or indirectly control more than 50% of the voting power; or (ii) we have the power to appoint or remove the majority of the members of the board of directors or to cast a majority of votes at the meeting of the board of directors or to govern the financial and operating policies of the investee pursuant to a statute or under an agreement among the shareholders or equity holders. However, there are situations in which consolidation is required even though these usual conditions of consolidation do not apply. Generally, this occurs when an entity holds an interest in another business enterprise that was achieved through arrangements that do not involve voting interests, which results in a disproportionate relationship between such entity's voting interests in, and its exposure to the economic risks and potential rewards of, the other business enterprise. This disproportionate relationship results in what is known as a variable interest, and the entity in which we have the variable interest is referred to as a "VIE." We consolidate a VIE if we are determined to be the primary beneficiary of the VIE. The primary beneficiary has both (i) the power to direct the activities of the VIE that most significantly impact the entity's economic performance, and (ii) the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE.

       For the entities that we invested in or associated with but in which the usual conditions of consolidation mentioned above do not apply, we continuously reassess whether these entities possess any of the characteristic of a VIE and whether we are the primary beneficiary.

       We consolidate our subsidiaries and the VIEs of which we are the primary beneficiary. On a periodic basis, we reconsider the initial determination of whether a legal entity is a consolidated entity upon certain events listed in ASC 810-10-35-4 occurred and also continuously reconsider whether we are the primary beneficiaries of our affiliated entities as facts and circumstances change.

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

       The application of various accounting principles related to the measurement and recognition of revenue requires us to make judgments and estimates. Specifically, complex arrangements with non-standard terms and conditions may require significant contract interpretation to determine the appropriate accounting treatment, including whether the deliverables specified in a multiple element arrangement should be treated as separate units of accounting. Other significant judgments include determining whether we are acting as the principal or the agent from an accounting perspective in a transaction.

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

       For other arrangements, we apply significant judgment in determining whether we are acting as the principal or agent in a transaction; we record P4P marketing services revenue and display marketing revenue generated through third-party marketing affiliate programs on a gross basis; and revenue relating to the Taobaoke program generated through third-party marketing affiliate partners' websites where we do not take inventory risks on a net basis. In addition, revenue generated from certain platforms in which we operate as a primary obligor is reported on a gross basis while such revenue was insignificant for each of the periods presented. Generally, when we are primarily obligated in a transaction and are subject to inventory risk or have latitude in establishing prices, or have several but not all of these indicators, we record revenue on a gross basis. We record the net amount as revenue share earned if we are not primarily obligated and do not have inventory risk or latitude in establishing prices. These judgments could have significant implications on the amount of revenue we recognize.

Share-based Compensation Expense and Valuation of the Underlying Awards

  Granting of share options, restricted shares and RSUs relating to our ordinary shares

       We account for various types of share-based awards granted to the employees, consultants and directors of our company, our affiliates and certain other companies, such as Ant Financial Services, in accordance with the authoritative guidance on share-based compensation expense. Under the fair value recognition provision of such guidance, compensation for share-based awards granted, including share options, restricted shares and RSUs, is measured at the grant date, or at future vesting date in the case of consultants or other grantees, based on the fair value of the awards and is recognized as expense over the requisite service period, which is generally the vesting period of the respective award, on an accelerated attribution method. In the case of share-based awards to non-employees, the fair value of the unvested portion is re-measured each period, with the resulting difference, if any, recognized as expense during the period the related services are rendered. Under the accelerated attribution method, each vesting installment of a graded vesting award is treated as a separate share-based award, and accordingly each vesting installment is separately measured and attributed to expense, resulting in accelerated recognition of share-based compensation expense.

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

       Prior to our initial public offering in September 2014, in the absence of a public trading market, the determination of the fair value of our ordinary shares by the administrators was made with reference to the price at which we had recently sold our ordinary shares to third-party investors, or other representative private share sale transactions entered into on an arms-length basis known to us. If such references were not available, the valuations of our ordinary shares were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants' Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation, and with the assistance of an independent appraisal firm from time to time. The assumptions we use in the valuation model are based on future expectations combined with management judgment, with inputs of numerous objective and subjective factors such as our operating and financial performance, expected growth rates, expected profit margins and the market performance of industry peers, to determine the fair value of our ordinary shares.

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

       Before April 2014, our BEV was estimated using a combination of two generally accepted approaches: the market approach using the guideline company method, or GCM, and the income approach using the discounted cash flow method, or DCF. The market approach considers valuation metrics based on trading multiples of a selected industry peer group of companies. The DCF method estimates enterprise value based on the estimated present value of future net cash flows that the business is expected to generate over a forecasted period and an estimate of the present value of cash flows beyond that period, which is referred to as terminal value. The estimated present value is calculated using a discount rate based on the guideline companies' weighted average cost of capital, which accounts for the time value of money and the appropriate degree of risks inherent in the business. The GCM and DCF methods are then weighted equally in determining our BEV.

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

  Share-based awards relating to Ant Financial Services

       Junhan made grants of certain share-based awards similar to share appreciation awards linked to the valuation of Ant Financial Services to a substantial number of our employees. The vesting of such awards is conditional upon the fulfillment of requisite services to us, and such awards will be settled in cash by Junhan upon their disposal by the holders. Junhan has the right to repurchase the vested awards from the holders upon an initial public offering of Ant Financial Services or the termination of the employment of the employees with us at a price to be determined based on the then fair market value of Ant Financial Services. We have no obligation to reimburse Junhan, Ant Financial Services or its subsidiaries for the cost associated with these awards. The cost relating to such share-based awards is recognized by us as a shareholder contribution as the awards will ultimately be settled in cash by Junhan. The awards are accounted for as financial derivatives and initially measured at their fair value, and the related share-based compensation expense will be recognized over the requisite service period. Subsequent changes in the fair value of the awards are recorded in the consolidated income statements through the date on which the underlying awards are settled by Junhan. See note 8(d) to our consolidated financial statements for the years ended March 31, 2014, 2015 and 2016 included elsewhere in this annual report. The fair values of the underlying equity are primarily determined by reference to the BEV of Ant Financial Services which is based on the contemporaneous valuation reports or recent financing transactions. Given that the determination of the BEV of Ant Financial Services requires the judgments and is beyond our control, the magnitude of the related accounting impact is unpredictable and may affect our consolidated income statement significantly.

       As of March 31, 2016, the total unamortized share-based compensation expense related to (i) ordinary shares of us and our subsidiaries and (ii) awards linked to the valuation of Ant Financial Services that we expect to recognize was RMB13,709 million (US$2,120 million) and RMB2,542 million with a weighted-average remaining requisite service period of 2.1 years and 1.7 years, respectively. To the extent the actual forfeiture rate is different from what we have anticipated, share-based compensation expense related to these awards will be different from our expectations. Furthermore, share-based compensation expense will be affected by changes in the fair value of our shares, as certain share-based awards were granted to non-employees where the unvested portions of the awards are re-measured at each reporting date through the vesting dates in the future. As of March 31, 2016, share-based awards granted to non-employees included 384,116 share options and 5,880,443 RSUs. In addition, share-based compensation expense will also be affected by changes in the fair value of awards granted to our employees by Junhan, which is controlled by Jack Ma. Ant Financial Services has informed us that they expect Junhan will also issue additional share-based awards to our employees from time to time in the future. See "Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transaction — Agreements and Transactions Related to Ant Financial Services and its Subsidiaries — Ownership of Ant Financial Services and Alipay." The expenses associated with these awards will be recognized across the functions in which the award recipients are employed and may continue to be significant in future periods.

Equity-settled Donation Expense

       In October 2013, we granted options to acquire 50,000,000 of our ordinary shares to a non-profit organization designated by Jack Ma and Joe Tsai, subject to irrevocable instructions to designate and transfer these share options to the separate charitable trusts to be established by them. 35,000,000 and 15,000,000 of these share options have been transferred to the separate charitable trusts established by Jack Ma and Joe Tsai, respectively. These share options were approved by our board of directors and the options are not subject to any vesting condition and are exercisable for a period of four years starting from the grant date. The exercise price of these options is US$25.00 per share based on a fair market value appraisal process. For each of the eight years beginning one year after the date of listing of our ordinary shares on a recognized stock exchange, the charitable trusts are permitted to sell only up to 6,250,000 ordinary shares (or one-eighth of the total number of ordinary shares subject to the options) per year excluding such number of unsold ordinary shares carried forward from previous years. The fair value of the share options was determined using the Black-Scholes option valuation model, which requires inputs such as the fair value of the underlying restricted shares, risk-free interest rate, expected dividend yield, expected life and expected volatility. As we do not have a history of granting such options for charity purposes, the expected life was estimated to be the exercisable period of the options. To determine the fair value of the restricted shares, discounts for post-vesting sales restrictions were applied to the fair value of our ordinary shares depending on the duration of the restriction period of each particular tranche. We have determined the fair value of these options based on the methodology described above, with the assistance of an independent appraisal firm. As there are no vesting conditions attached to the above share options, equity-settled donation expense of RMB1,269 million was recognized in full and recorded in general and administrative expenses during fiscal year 2014.

       The considerations, assumptions and valuations of ordinary shares as well as assumptions for risk-free interest rate, expected dividend yield and expected volatility used to calculate the equity-based donation expense are the same as those used in connection with our share-based awards during the corresponding period. See "— Share-based Compensation Expense and Valuation of the Underlying Awards."

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

       Deferred income tax is recognized for all temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available in the future against which the temporary differences, the carry forward of unused tax credits and unused tax losses could be utilized. Deferred income tax is provided in full, using the liability method. The deferred tax assets recognized are mainly related to the temporary differences arising from accrued expenses which are not deductible until paid under the applicable PRC tax laws. We have also recognized deferred tax liabilities on the undistributed earnings generated by our subsidiaries in China, which are subject to withholding taxes when they resolve to distribute dividends to us. As of March 31, 2016, we have fully accrued the withholding tax on the earnings distributable by all of our subsidiaries in China, except for those undistributed earnings that we intend to invest indefinitely in China of RMB13.6 billion. If our intent changes or if these funds are in fact distributed outside China, we would be required to accrue or pay the withholding tax on some or all of these undistributed earnings and our effective tax rate would be adversely affected.

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

Fair Value Determination Related to Financial Instruments Accounted for at Fair Value

       We have a significant amount of investments and liabilities that are classified as Level 2 and Level 3 according to ASC 820 "Fair Value Measurement." The valuations for the investments and liabilities classified as Level 2 relating to financial derivatives, interest rate swaps and forward exchange contracts are provided by independent third parties such as the custodian banks. The valuation for the investments and liabilities classified as Level 3 relating to convertible bonds accounted for under the fair value option, contingent consideration and put liability in relation to investments and acquisitions are determined based on unobservable inputs, such as historical financial results and assumptions about future growth rates, which require significant judgment to determine the future outcome of such contingencies.

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

Allowance for Doubtful Accounts Relating to Loan and VAT Receivables

       We record allowances for doubtful accounts primarily on the micro loans and VAT receivables according to our best estimate of the losses inherent in the outstanding loan portfolio and VAT receivables. The credit periods extended by us to the merchants relating to micro loans generally range from 7 days to 360 days and the collection periods for the VAT receivables generally range from three to six months. We estimate the allowances by multiplying pre-determined percentages to the outstanding loan amounts based on the aging of the loans. Given that substantially all borrowers of the micro loans are merchants on our marketplaces, we are able to monitor the transaction history of these merchants and other operating data accumulated on our platforms, and assess the general financial health of these borrowers. VAT receivables mainly represent VAT receivables from relevant PRC tax authorities arising from OneTouch's VAT refund service. We monitor the aging of the VAT receivables and assess the collectability of these VAT receivables. Judgment is required to determine the percentages used to determine the allowance amounts and whether such amounts are adequate to cover potential bad debts, and periodic reviews are performed to ensure such percentages continue to reflect our best estimate of the inherent losses based on our assessment of the merchants' ability to repay the loans or the collectability of the VAT receivables. The micro loans and the allowance for doubtful accounts relating to micro loans balances were insignificant as of March 31, 2016 because we disposed substantially all of such business and assets upon the completion of the restructuring of our relationship with Ant Financial Services during the year ended March 31, 2015. See "Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Agreements and Transactions Related to Ant Financial Services and its Subsidiaries — 2014 Restructuring of Our Relationship with Ant Financial Services and Alipay."

Recent Accounting Pronouncements

       In May 2014, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update, or ASU, 2014-09, "Revenue from Contracts with Customers," which supersedes the revenue recognition requirements in "Revenue Recognition (Topic 605)" and requires entities to recognize revenue in a way that depicts the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In August 2015, the FASB issued ASU 2015-14 to defer the effective date of ASU 2014-09 by one year. In April 2016, the FASB issued ASU 2016-10 to clarify ASU 2014-09 on identifying performance obligations and licensing implementation guidance contained in the new revenue recognition standard. The new guidance is effective retrospectively for us for the year ending March 31, 2019 and the interim reporting periods during the year ending March 31, 2019, with early application permitted only for the annual reporting period ending March 31, 2018 and the interim reporting periods during the year ending March 31, 2018. We are evaluating the existing revenue recognition policies to determine whether any contracts in the scope of the guidance will be affected by the new requirements.

       In January 2015, the FASB issued ASU 2015-01, "Income Statement — Extraordinary and Unusual Items," which eliminates the concept of extraordinary and unusual items from U.S. GAAP. The new guidance is effective prospectively for us for the year end ending March 31, 2017 and interim reporting periods during the year ending March 31, 2017. Early adoption is permitted. The revised guidance will not have a material effect on our financial position, results of operations or cash flows. We are evaluating the effects, if any, of the adoption of this revised guidance on our financial position, results of operations or cash flows.

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

       In April 2015, the FASB issued ASU 2015-03, "Simplifying the Presentation of Debt Issuance Costs," which requires debt issuance costs relating to a recognized debt liability to be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The new guidance is effective retrospectively for us for the year end ending March 31, 2017 and interim reporting periods during the year ending March 31, 2017. Early adoption is permitted. We are evaluating the effects, if any, of the adoption of this revised guidance on our financial position, results of operations or cash flows. At this time, we do not expect this accounting standard update to have a material impact on the financial statements.

       In September 2015, the FASB issued ASU 2015-16, "Business Combinations (Topic 805) — Simplifying the Accounting for Measurement-Period Adjustments," which eliminates the requirement to restate prior period financial statements for measurement period adjustments. The new guidance requires that the cumulative impact of a measurement period adjustment (including the impact on prior periods) be recognized in the reporting period in which the adjustment is identified. The new guidance is effective prospectively for us for the year end ending March 31, 2017 and interim reporting periods during the year ending March 31, 2017. Early adoption is permitted. We are evaluating the effects, if any, of the adoption of this revised guidance on our financial position, results of operations or cash flows.

       In November 2015, the FASB issued ASU 2015-17, "Income Taxes (Topic 740) — Balance Sheet Classification of Deferred Taxes," which simplifies the presentation of deferred income taxes by requiring deferred tax assets and liabilities be classified as noncurrent on the balance sheet. The new guidance is effective for us for the year ending March 31, 2018 and interim reporting periods during the year ending March 31, 2018. Early adoption is permitted. The new guidance may be applied either prospectively to all deferred tax liabilities and assets or retrospectively to all periods presented. We are evaluating the effects, if any, of the adoption of this revised guidance on our financial position, results of operations or cash flows. At this time, we do not expect this accounting standard update to have a material impact on the financial statements.

       In January 2016, the FASB issued ASU 2016-01 "Financial Instruments-Overall (Subtopic 825-10) — Recognition and Measurement of Financial Assets and Financial Liabilities," which amends various aspects of the recognition, measurement, presentation, and disclosure for financial instruments. With respect to our consolidated financial statements, the most significant impact relates to the accounting for equity investments. It will impact the disclosure and presentation of financial assets and liabilities. The new guidance is effective for us for the year ending March 31, 2019 and interim reporting periods during the year ending March 31, 2019. Early adoption is permitted only for certain provisions. We are evaluating the effects, if any, of the adoption of this revised guidance on our financial position, results of operations or cash flows.

       In February 2016, the FASB issued ASU 2016-02 "Leases" to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. ASU 2016-02 creates a new ASC 842 "Leases" to replace the previous ASC 840 "Leases." ASU 2016-02 affects both lessees and lessors, although for the latter the provisions are similar to the previous model, but updated to align with certain changes to the lessee model and also the new revenue recognition provisions contained in ASU 2014-09. The new guidance is effective for us for the year ending March 31, 2020 and interim reporting periods during the year ending March 31, 2020. Early adoption is permitted. We are evaluating the effects, if any, of the adoption of this revised guidance on our financial position, results of operations or cash flows.

       In March 2016, the FASB issued ASU 2016-05 "Derivatives and Hedging: Effect of Derivative Contract Novations on Existing Hedge Accounting Relationships," which clarifies that a change in the counterparty to a derivative instrument that has been designated as the hedging instrument under ASC 815 "Derivatives and hedging," does not, in and of itself, require dedesignation of that hedging relationship provided that all other hedge accounting criteria continue to be met. The new guidance is effective for us for the year ending March 31, 2018 and interim reporting periods during the year ending March 31, 2018. Early adoption is permitted. We are evaluating the effects, if any, of the adoption of this revised guidance on our financial position, results of operations or cash flows.

       In March 2016, the FASB issued ASU 2016-06 "Derivatives and Hedging: Contingent Put and Call Options in Debt Instruments" to clarify the requirements for assessing whether contingent call (put) options that can accelerate the payment of principal on debt instruments are clearly and closely related to their debt hosts. An entity performing the assessment under the amendments is required to assess the embedded call (put) options solely in accordance with the four-step decision sequence. The amendments apply to all entities that are issuers of or investors in debt instruments (or hybrid financial instruments that are determined to have a debt host) with embedded call (put) options. The new guidance is effective for us for the year ending March 31, 2018 and interim reporting periods during the year ending March 31, 2018. Early adoption is permitted. We are evaluating the effects, if any, of the adoption of this revised guidance on the Company's financial position, results of operations or cash flows.

       In March 2016, the FASB issued ASU 2016-07 "Simplifying the Transition to the Equity Method of Accounting," to simplify the accounting for equity method investments, which eliminates the requirement in ASC 323 "Investments — equity method and joint ventures" that an entity retroactively adopt the equity method of accounting if an investment qualifies for use of the equity method as a result of an increase in the level of ownership or degree of influence. The amendments require that the equity method investor add the cost of acquiring the additional interest in the investee to the current basis of the investor's previously held interest and adopt the equity method of accounting as of the date the investment becomes qualified for equity method accounting. The new guidance is effective for us for the year ending March 31, 2018 and interim reporting periods during the year ending March 31, 2018. Early adoption is permitted. We are evaluating the effects, if any, of the adoption of this revised guidance on our financial position, results of operations or cash flows.

       In March 2016, the FASB issued ASU 2016-09 "Improvements to Employee Share-Based Payment Accounting," to simplify the accounting for employee share-based payment transactions, including the income tax consequences, classification of excess tax benefits on the statement of cash flows, introduction of accounting policy election on forfeitures, and the change of the threshold of share withholding by employer for settlement of employees' tax without causing the award to be liability classified. The new guidance is effective for us for the year ending March 31, 2018 and interim reporting periods during the year ending March 31, 2018. Early adoption is permitted. We are evaluating the effects, if any, of the adoption of this revised guidance on our financial position, results of operations or cash flows.

C.    Research and Development, Patents and Licenses, etc.

Research and Development

       We have built our core technology for our e-commerce and cloud computing businesses in-house. As of March 31, 2016, we employed over 18,000 research and development personnel engaged in building our technology platform and developing new online and mobile products. We recruit top and experienced talent locally and oversea, and we have advanced training programs designed specifically for new campus hires.

Intellectual Property

       We believe the protection of our trademarks, copyrights, domain names, trade names, trade secrets, patents and other proprietary rights is critical to our business. We rely on a combination of trademark, fair trade practice, copyright and trade secret protection laws and patent protection in China and other jurisdictions, as well as confidentiality procedures and contractual provisions to protect our intellectual property and our trademarks. We also enter into confidentiality and invention assignment agreements with all of our employees, and we rigorously control access to our proprietary technology and information. As of March 31, 2016, we had 1,529 issued patents and 2,141 publicly filed patent applications in China and 1,387 issued patents and 3,096 publicly filed patent applications in various countries and jurisdictions internationally. We do not know whether any of our pending patent applications will result in the issuance of patents or whether the examination process will require us to narrow our claims.

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

E.    Off-Balance Sheet Arrangements

       We did not have any material off-balance sheet arrangements in fiscal years 2014, 2015 or 2016.

F.     Tabular Disclosure of Contractual Obligations

       The following table sets forth our contractual obligations and commercial commitments as of March 31, 2016:

	Payment due by period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(in millions of RMB)
Contractual Obligations
Short term borrowings(1)	4,304	4,304	—	—	—
Long term borrowings(2)	1,871	—	1,202	669	—
Unsecured senior notes(3)	51,726	—	8,405	14,548	28,773
Contractual Commitments
Purchase of property and equipment	803	796	7	—	—
Construction in progress	1,688	1,500	185	3	—
Leases for office facility and transportation equipment	900	394	330	111	65
Co-location, bandwidth fees and marketing expenses	8,422	2,680	2,733	2,186	823
Investment commitments(4)	65,597	65,597	—	—	—
Acquisition of license and copyrights	3,770	885	1,627	1,258	—

Total	139,081	76,156	14,489	18,775	29,661

(1)
Excluding estimated interest payments of RMB61 million assuming the applicable interest rates in effect as of March 31, 2016. The majority of the borrowings are subject to floating interest rates.
(2)
Excluding estimated interest payments of RMB254 million in total (RMB99 million, RMB132 million and RMB23 million over the periods of less than one year, one to three years and three to five years from April 1, 2016, respectively), assuming the applicable interest rates in effect as of March 31, 2016. Substantially all of the borrowings are subject to floating interest rates.
(3)
Excluding estimated interest payments of RMB11,588 million in total (RMB1,522 million, RMB2,873 million, RMB2,300 million and RMB4,893 million over the periods of less than one year, one to three years, three to five years and more than five years from April 1, 2016, respectively), assuming the applicable interest rates in effect as of March 31, 2016. Aggregate principal amount of fixed rate notes and floating rate notes were US$7.7 billion and US$300 million respectively.
(4)
Including the consideration for the acquisitions of Youku Tudou of RMB28.4 billion, which was completed in April 2016, and of Suning of RMB28.2 billion, which is expected to be completed by the end of the quarter ending June 30, 2016.

G.    Safe Harbor

       See "Forward-Looking Statements."

ITEM 6    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    Directors and Senior Management

Directors and Executive Officers

       The following table sets forth certain information relating to our directors and executive officers.

Name	Age	Position/Title
Jack Yun MA †(1)	51	Executive Chairman
Joseph C. TSAI †(2)	52	Executive Vice Chairman
Jonathan Zhaoxi LU †(1)	46	Vice Chairman
Daniel Yong ZHANG †(1)	44	Director and Chief Executive Officer
J. Michael EVANS †(2)	58	Director and President
Masayoshi SON ‡(3)	58	Director
Chee Hwa TUNG(2)	79	Independent director
Walter Teh Ming KWAUK(2)	63	Independent director
Jerry YANG(2)	47	Independent director
Börje E. EKHOLM(2)	53	Independent director
Wan Ling MARTELLO(2)	58	Independent director
Maggie Wei WU(2)	48	Chief Financial Officer
Jane Fang JIANG(1)	42	Chief People Officer
Jeff Jianfeng ZHANG(1)	42	Chief Technology Officer
Zhenfei LIU(1)	44	Chief Risk Officer
Trudy Shan DAI(1)	39	Chief Customer Officer
Timothy A. STEINERT(2)	56	General Counsel and Secretary
Jianhang JIN(1)	46	President
Chris Pen-hung TUNG(1)	46	Chief Marketing Officer
Yongfu YU(1)	39	President, Mobile Internet and Alimama
Simon Xiaoming HU(1)	46	President, Alibaba Cloud Computing
Sophie Minzhi WU(1)	40	President, Wholesale Marketplaces
Jessie Junfang ZHENG(1)	42	Chief Platform Governance Officer and Deputy Chief Financial Officer

†
Director nominated by the Alibaba Partnership.
‡
Director nominated by SoftBank.
(1)
c/o 969 West Wen Yi Road, Yu Hang District, Hangzhou 311121, the People's Republic of China.
(2)
c/o Alibaba Group Services Limited, 26/F Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong S.A.R.
(3)
SoftBank Group Corp., 1-9-1 Higashi-shimbashi, Minato-ku, Tokyo, 105-7303, Japan.

Biographical Information

       Jack Yun MA ( ) is our lead founder and, since May 2013, has served as our executive chairman. From our founding in 1999 and until May 2013, Jack served as our chairman and chief executive officer. He is also the founder of the Zhejiang-based Jack Ma Foundation. Jack currently serves on the board of SoftBank Group Corp., one of our major shareholders and a Japanese corporation listed on the Tokyo Stock Exchange. He is also a member of the Foundation Board of the World Economic Forum, a member of the U.K. government's Business Advisory Group, chairman of the Zhejiang Chamber of Commerce, as well as chairman of the China Entrepreneur Club. In January 2016, he was named a Sustainable Development Goals (SDGs) advocate by the United Nations. Jack graduated from Hangzhou Teacher's Institute with a major in English language education.

       Joseph C. TSAI ( ) joined our company in 1999 as a member of the Alibaba founding team and has served as our executive vice chairman since May 2013. He has been a non-executive director of Alibaba Health since September 2015. Joe previously served as our chief financial officer and has been a member of our board of directors since our formation. From 1995 to 1999, Joe worked in Hong Kong with Investor AB, the main investment vehicle of Sweden's Wallenberg family, where he was responsible for Asian private equity investments. Prior to that, he was vice president and general counsel of Rosecliff, Inc., a management buyout firm based in New York. From 1990 to 1993, Joe was an associate attorney in the tax group of Sullivan & Cromwell LLP, a New York-based international law firm. Joe serves on the boards of directors of several of our investee companies. Joe is qualified to practice law in the State of New York. He received his bachelor's degree in Economics and East Asian Studies from Yale College and a juris doctor degree from Yale Law School.

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

       Daniel Yong ZHANG ( ) has been our Chief Executive Officer since May 2015 and our director since September 2014. Prior to his current role, he served as our Chief Operating Officer from September 2013 to May 2015. He joined our company in August 2007 as Chief Financial Officer of Taobao Marketplace and served in this position until June 2011. He took on the additional role of general manager for Tmall.com in August 2008, which he served in concurrence until appointment as president of Tmall.com in June 2011 when Tmall.com became an independent platform. Prior to joining Alibaba, Daniel served as Chief Financial Officer of Shanda Interactive Entertainment Limited, an online game developer and operator then listed on NASDAQ, from August 2005 to August 2007. From 2002 to 2005, he was a senior executive of PricewaterhouseCoopers' Audit and Business Advisory Division in Shanghai. Daniel is Chairman of Intime Retail, a company listed on SEHK, and serves on the boards of Haier, a company listed on SEHK, and Weibo, a company listed on NYSE. Daniel received a bachelor's degree in finance from Shanghai University of Finance and Economics.

       J. Michael EVANS has been our president since August 2015 and our director since September 2014. Mr. Evans served as Vice Chairman of The Goldman Sachs Group, Inc. from February 2008 until his retirement in December 2013. Mr. Evans served as chairman of Asia operations at Goldman Sachs from 2004 to 2013 and was the global head of Growth Markets at Goldman Sachs from January 2011 to December 2013. He also co-chaired the Business Standards Committee of Goldman Sachs from 2010 to 2013. Mr. Evans joined Goldman Sachs in 1993, became a partner of the firm in 1994 and held various leadership positions within the firm's securities business while based in New York and London, including global head of equity capital markets and global co-head of the equities division, and global co-head of the securities business. Mr. Evans is a board member of City Harvest. He is also a trustee of the Asia Society and a member of the Advisory Council for the Bendheim Center for Finance at Princeton University. In August 2014, Mr. Evans joined the board of Barrick Gold Corporation. In October 2014, Mr. Evans was appointed as an independent board member of Castleton Commodities International LLC. Mr. Evans received his bachelor's degree in politics from Princeton University in 1981.

       Masayoshi SON has been our director since 2000 and is the founder, chairman and chief executive officer of SoftBank Group Corp., a Japanese corporation listed on the Tokyo Stock Exchange, with operations in broadband, mobile and fixed-line telecommunications, e-commerce, Internet, technology services, media and marketing, and other businesses. Mr. Son founded SoftBank Group Corp. in 1981. Mr. Son also serves as chairman and chief executive officer of several other SoftBank subsidiaries and affiliates, including SoftBank Corp. as well as serving as chairman of Yahoo Japan Corporation since 1996, and of Sprint Corporation since 2013. Mr. Son received a bachelor's degree in Economics from the University of California, Berkeley.

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

       Walter Teh Ming KWAUK ( ) has been our director since September 2014. He previously served as an independent non-executive director and chairman of the audit committee of Alibaba.com Limited, one of our subsidiaries, which was listed on the SEHK, from October 2007 to July 2012. Mr. Kwauk is currently a senior consultant of Motorola Solutions (China) Co., Ltd. and serves as an independent non-executive director of Thunder Power Co. Ltd., a Taiwan company with its shares traded on Taiwan's Gre Tai Securities Market; Sinosoft Technology Group Limited, a company listed on the SEHK, of which Mr. Kwauk is also the chairman of its audit committee; and several private companies. Mr. Kwauk was a vice president of Motorola Solutions, Inc. and its director of corporate strategic finance and tax, Asia Pacific from 2003 to 2012. Mr. Kwauk served with KPMG from 1977 to 2002 and held a number of senior positions, including the general manager of KPMG's joint venture accounting firm in Beijing, the managing partner in KPMG's Shanghai office and a partner in KPMG's Hong Kong Office. He is a member of the Hong Kong Institute of Certified Public Accountants. Mr. Kwauk received a bachelor's degree in science and a licentiate's degree in accounting from the University of British Columbia.

       Jerry YANG ( ) has been our director since September 2014. Mr. Yang previously served as our director from October 2005 to January 2012. Since March 2012, Mr. Yang has served as the founding partner of AME Cloud Ventures, a venture capital firm. Mr. Yang is a co-founder of Yahoo! Inc., and served as Chief Yahoo! and as a member of its board of directors from March 1995 to January 2012. In addition, he served as Yahoo!'s Chief Executive Officer from June 2007 to January 2009. From January 1996 to January 2012, Mr. Yang served as a director of Yahoo! Japan. Mr. Yang also served as an independent director of Cisco Systems, Inc. from July 2000 to November 2012. He is currently an independent director of Workday Inc., a company listed on the New York Stock Exchange, and Lenovo Group Ltd., a company listed on the SEHK. He also serves as a director of various private companies and foundations. Mr. Yang received a bachelor's degree and a master's degree in electrical engineering from Stanford University and served on Stanford University's board of trustees from October 2005 to September 2015.

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

       Wan Ling MARTELLO has been our director since September 2015. She is currently the executive vice president, head of zone Asia, Oceania, Sub-Saharan Africa of Nestlé S.A. Prior to this appointment, Ms. Martello was executive vice president, chief financial officer of Nestlé S.A., and joined the company in November 2011. Before joining Nestlé S.A., Ms. Martello worked at Walmart Stores Inc. from 2005 to 2011 where she served as executive vice president, global ecommerce, and senior vice president and chief financial officer, Walmart International, at different times. Prior to that, Ms. Martello worked at NCH Marketing Services Inc. from 1998 to 2005 and Borden Foods Corporation from 1995 to 1998, where she held various senior management positions. Previously, Ms. Martello worked at Kraft Foods, Inc. from 1985 to 1995. Ms. Martello received a master's degree in business administration from the University of Minnesota and a bachelor's degree in business administration and accountancy from the University of the Philippines. She is a certified public accountant in the Philippines.

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

       Jane Fang JIANG ( ) joined our company in 1999 as a member of our founding team and was appointed our chief people officer in April 2016. She is currently responsible for strategy and execution of our talent and organizational culture development and overseeing our integrity department. Jane has held a number of senior management roles in different departments within the company, at different times leading China TrustPass product planning, business analysis, global operations, website operations and marketing for Alibaba.com, as well as credit system development. Prior to her current position, she was our deputy chief people officer. Jane received a bachelor's degree in industry and foreign trade from the Hangzhou Institute of Electrical Engineering.

       Jeff Jianfeng ZHANG ( ) has served as our chief technology officer since April 2016. Prior to his current position, Jeff was president of China retail marketplaces from May 2015 to April 2016, and president of Taobao Marketplace and the wireless business division prior to that. He joined our company in July 2004 and has held various management positions, at different times leading Taobao Marketplace's technology infrastructure team, the B2C development team and Taobao Marketplace's product technology development team from 2004 to 2011. He served as vice president of product technology and operations of Taobao Marketplace from June 2011 to March 2012, and vice president of website and technology of Alibaba.com's China operations from March 2012 to January 2013. From January 2013 to February 2014, he oversaw Juhuasuan, local services, 1688.com, and Tmall.com. Jeff studied computer science at Zhejiang University.

       Zhenfei LIU ( ) has been our chief risk officer since May 2015. Prior to his current position, Zhenfei served in various management positions since he joined us in 2006. He was head of our infrastructure services division from September 2009 to March 2016, and concurrently served as head of our security technology division from May 2014 to May 2015. Prior to those roles, he was head of Alimama's advertising technology team. Zhenfei received his bachelor's degree in computer science from University of Science and Technology Beijing and holds a master's degree in computer science from Peking University.

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

       Chris Pen-hung TUNG ( ) joined our company as chief marketing officer in January 2016. Prior to his current position, he was the chief executive officer of VML China, a marketing agency, from October 2010 to January 2016. Prior to joining VML, he was at PepsiCo China from October 2004 to October 2010 where he served as vice president of marketing. Prior to that, Chris worked at Proctor & Gamble from 1995 to 1998, Gigamedia from 1998 to 2001 and L'Oréal from 2001 to 2003 in various senior management positions. Chris currently serves as a director of VML China. He received a bachelor's degree in electrical engineering from National Taiwan University and a master's degree in industrial engineering from University of Michigan, Ann Arbor.

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

       Simon Xiaoming HU ( ) has been the president of Alibaba Cloud Computing since November 2014. Prior to his current position, Simon served in various management positions at our company and at Ant Financial Services since he joined us in June 2005. He served as chief risk officer of Ant Financial Services from November 2013 to October 2014. From July 2009 to November 2013, he was general manager of our SME loan business. Before joining our company, Simon worked in financial institutions including China Construction Bank and China Everbright Bank for over ten years. He serves as an independent director of Zhejiang Daily Media Group Co., Ltd., a company listed on the Shanghai Stock Exchange, and a director of Hundsun Technologies Inc., a Company listed on the Shanghai Stock Exchange. Simon received a bachelor's degree in finance from Zhejiang University and an executive MBA degree from China Europe International Business School.

       Sophie Minzhi WU ( ) has served as president of Alibaba.com and 1688.com, our international and China wholesale marketplaces. Sophie joined our company in November 2000 and has served in several sales management roles, including general manager of regional sales, director and vice president of China Gold Supplier sales, and vice president of China TrustPass sales. Later, Sophie became vice president of Alibaba.com's supplier service division, responsible for leading her team to optimize service to China Gold Supplier members and enhance supplier quality. In March 2012, she was appointed the head of Alibaba.com's international operations and later also took charge of 1688.com. From October 2014 to February 2015, she also led the Rural Taobao team. Before joining Alibaba Group, Sophie was sales and customer manager at a technology development company wholly owned by Zhejiang University. She holds a bachelor's degree in international trade from Zhejiang University and an EMBA degree from China Europe International Business School.

       Jessie Junfang ZHENG ( ) has been our chief platform governance officer since December 2015, responsible for the governance of our retail and wholesale marketplaces. She has also been our deputy chief financial officer since November 2013. Prior to her current position, she served as financial vice president of Alibaba.com from December 2010 to October 2013. Before joining our company, Jessie was an audit partner at KPMG. Jessie received a bachelor's degree in accounting from Northeastern University in China.

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

       We believe that our partnership approach has helped us to better manage our business, with the peer nature of the partnership enabling senior managers to collaborate and override bureaucracy and hierarchy. The Alibaba Partnership currently has 34 members comprised of 26 members of our management, seven members of management of Ant Financial Services and one member of management of Cainiao Network. The number of partners in Alibaba Partnership is not fixed and may change from time to time due to the election of new partners, the retirement of partners and the departure of partners for other reasons.

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

       We believe the criteria and process of the Alibaba Partnership applicable to the election of new partners, as described above, promote accountability among the partners as well as to our customers, employees and shareholders. In order to align the interests of partners with the interests of our shareholders, we require that each partner maintain a meaningful level of equity interests in our company during such individual's tenure as a partner. Since a partner nominee must have been our employee or an employee of one of our related companies or affiliates for at least five years, as of the time he or she becomes a partner, he or she will typically already own or have been awarded a personally meaningful level of equity interest in our company through our equity incentive and share purchase plans.

Duties of Partners

       The main duty of partners in their capacity as partners is to embody and promote our mission, vision and values. We expect partners to be evangelists for our mission, vision and values, both within our organization and externally to customers, business partners and other participants in our ecosystem.

Partnership Committee

       The partnership committee must consist of at least five partners and is currently comprised of Jack Ma, Joe Tsai, Jonathan Lu, Lucy Peng and Ming Zeng. The partnership committee is responsible for administering partner elections and allocating the relevant portion of the annual cash bonus pool for all partner members of management, with any amounts payable to partners who are our executive officers or directors or members of the partnership committee subject to approval of the compensation committee of our board of directors. Partnership committee members serve for a term of three years and may serve multiple terms. Elections of partnership committee members are held once every three years. Prior to each election, the partnership committee will nominate a number of partners equal to the number of partnership committee members that will serve in the next partnership committee term plus three additional nominees. Each partner votes for a number of nominees equal to the number of partnership committee members that will serve in the next partnership committee term and all except the three nominees who receive the least votes from the partners are elected to the partnership committee.

Director Nomination and Appointment Rights

       Pursuant to our articles of association, the Alibaba Partnership has the exclusive right to nominate or, in limited situations, appoint up to a simple majority of the members of our board of directors.

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

       In determining the Alibaba Partnership director nominees who will stand for election to our board, the partnership committee will propose director nominees who will be voted on by all of the partners, and those nominees who receive a simple majority of the votes of the partners will be selected for such purposes. The director nominees of the Alibaba Partnership may be partners of the Alibaba Partnership or other qualified individuals who are not affiliated with the Alibaba Partnership.

       The Alibaba Partnership's right to nominate or appoint up to a simple majority of our directors is conditioned on the Alibaba Partnership being governed by the partnership agreement in effect as of the completion of our initial public offering in September 2014, or as may be amended in accordance with its terms from time to time. Any amendment to the provisions of the partnership agreement relating to the purpose of the partnership, or to the manner in which the Alibaba Partnership exercises its right to nominate a simple majority of our directors, will be subject to the approval of the majority of our directors who are not nominees or appointees of the Alibaba Partnership and are "independent directors" within the meaning of Section 303A of the New York Stock Exchange Listed Company Manual. The provisions relating to nomination rights and procedures described above are incorporated in our articles of association. Pursuant to our articles of association, the Alibaba Partnership's nomination rights and related provisions of our articles of association may only be changed upon the vote of shareholders representing 95% of the votes present in person or by proxy at a general meeting of shareholders.

       Our board of directors currently consists of eleven members, and five of these directors are Alibaba Partnership nominees. If at any time our board of directors consists of less than a simple majority of directors nominated or appointed by the Alibaba Partnership for any reason — including because the Alibaba Partnership had previously not exercised its right to nominate or appoint a simple majority of our board of directors — the Alibaba Partnership will be entitled (in its sole discretion and without the need for any additional shareholder approval) to nominate or appoint such number of additional directors as necessary to ensure that the directors nominated or appointed by the Alibaba Partnership comprise a simple majority of our board of directors. Accordingly, the Alibaba Partnership is entitled to nominate or appoint two additional directors to our board, which would increase the total number of directors to thirteen. We have entered into a voting agreement pursuant to which both SoftBank and Yahoo will agree to vote their shares in favor of the Alibaba Partnership director nominees at each annual general shareholders meeting so long as SoftBank owns at least 15% of our outstanding ordinary shares. Accordingly, for so long as SoftBank and Yahoo remain substantial shareholders, we expect the Alibaba Partnership nominees will receive a majority of votes cast at any meeting for the election of directors and will be elected as directors. See "Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Transactions and Agreements with SoftBank and Yahoo — Voting Agreement."

Current Partners

       The following table sets forth the names, in alphabetical order by surname, and other information regarding the current partners of the Alibaba Partnership as of the date of this annual report.

Name	Age	Gender	Year Joined Alibaba Group	Current position with Alibaba Group or related/affiliated companies
Jingxian CAI ( )	39	M	2000	Principal Engineer
Li CHENG ( )	41	M	2005	Chief Technology Officer, Ant Financial Services
Trudy Shan DAI ( )	39	F	1999	Chief Customer Officer
Luyuan FAN ( )	43	M	2007	President, Payment Business, Ant Financial Services
Yongxin FANG ( )	42	M	2000	Director, Human Resources
Simon Xiaoming HU ( )	46	M	2005	President, Alibaba Cloud Computing
Jane Fang JIANG ( )	42	F	1999	Chief People Officer
Peng JIANG ( )	42	M	2000	Senior Vice President
Jianhang JIN ( )	46	M	1999	President
Eric Xiandong JING ( )	43	M	2007	President, Ant Financial Services
Zhenfei LIU ( )	44	M	2006	Chief Risk Officer
Jonathan Zhaoxi LU ( )†	46	M	2000	Vice Chairman
Jack Yun MA ( )†	51	M	1999	Executive Chairman
Xingjun NI ( )	38	M	2003	Principal Engineer, Ant Financial Services
Lucy Lei PENG ( )†	42	F	1999	Chief Executive Officer, Ant Financial Services
Sabrina Yijie PENG ( )	37	F	2000	General Manager, International, Ant Financial Services
Xiaofeng SHAO ( )	50	M	2005	Senior Vice President, Director, Office of the Chairman
Timothy A. STEINERT	56	M	2007	General Counsel and Secretary
Lijun SUN ( )	39	M	2002	General Manager, Rural Taobao
Judy Wenhong TONG ( )	45	F	2000	Chief Executive Officer, Cainiao Network
Joseph C. TSAI ( )†	52	M	1999	Executive Vice Chairman
Jian WANG ( )	53	M	2008	Chairman, Technology Committee
Shuai WANG ( )	41	M	2003	Senior Vice President
Sophie Minzhi WU ( )	40	F	2000	President, Wholesale Marketplaces
Maggie Wei WU ( )	48	F	2007	Chief Financial Officer
Eddie Yongming WU ( )	41	M	1999	Chairman, Alibaba Health
Sara Siying YU ( )	41	F	2005	Associate General Counsel, China
Yongfu YU ( )	39	M	2014	President, Mobile Internet and Alimama
Ming ZENG ( )†	46	M	2006	Executive Vice President
Jeff Jianfeng ZHANG ( )	42	M	2004	Chief Technology Officer
Daniel Yong ZHANG ( )	44	M	2007	Chief Executive Officer
Yu ZHANG ( )	46	F	2004	Vice President, Corporate Development
Ying ZHAO ( )	42	F	2005	Vice President, Ant Financial Services
Jessie Junfang ZHENG ( )	42	F	2010	Chief Platform Governance Officer and Deputy Chief Financial Officer

†
Member of the partnership committee.

Bonus Pool

       Our board of directors, acting on the recommendation of our compensation committee, approves an annual cash bonus pool for management of our company (which in fiscal year 2016 comprised over 250 individuals) equal to a percentage of our adjusted pre-tax operating profits. Once the annual cash bonus pool is calculated, our compensation committee will then first determine the proportion to be allocated to the non-partner members of our management. Any remaining portion will then be available for the partner members of our management. The partnership committee will determine the allocation of the relevant portion of the annual cash bonus pool for all partner members of management, with any amounts payable to partners who are our executive officers or directors or members of the partnership committee subject to approval of the compensation committee of our board of directors. We understand that a partner's level of contribution to our business and to the promoting of our mission, vision and values will be a key factor in determining his or her allocation from the bonus pool. A portion of the annual cash bonus pool that is available to the partner members of management may, upon the recommendation of the partnership committee and approval of our compensation committee, be deferred, with the allocations of deferred payment determined by the partnership committee with any amounts payable to our executive officers or directors who are partners or members of the partnership committee subject to approval of the compensation committee of our board of directors. We understand that participation in deferred distributions, other than retirement pension payments funded out of the deferred pool, is conditioned on a partner's continued employment with us, our affiliates and/or certain companies with which we have a significant relationship, such as Ant Financial Services.

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

Restrictive Provisions

       Under our articles of association, in connection with any change of control, merger or sale of our company, the partners and other holders of our ordinary shares shall receive the same consideration with respect to their ordinary shares in connection with any such transaction. In addition, our articles of association provide that the Alibaba Partnership may not transfer or otherwise delegate or give a proxy to any third-party with respect to its right to nominate directors, although it may elect not to exercise its rights in full. In addition, as noted above, our articles of association also provide that the amendment of certain provisions of the Alibaba Partnership agreement relating to the purpose of the partnership or the manner in which the partnership exercises its rights to nominate or appoint a majority of our board of directors will require the approval of a majority of directors who are not appointees of the Alibaba Partnership and are "independent directors" within the meaning of Section 303A of the New York Stock Exchange Listed Company Manual.

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

Alibaba Group Equity Interest Holding Requirements for Partners

       Each of the partners holds his or her equity interests in our company directly as an individual or through his or her affiliates. We have entered into share retention agreements with each partner. These agreements provide that a period of three years from the date on which such person becomes a partner, or for 27 of the existing partners, from January 1, 2014, three of the existing partners, from August 26, 2014, and four of the existing partners, from December 8, 2015, we require that each partner retain at least 60% of the equity interests (including unvested shares and shares underlying vested and unvested awards) that he or she held on the starting date of such three-year period. Following the initial three-year holding period and for so long as he or she remains a partner, we require that the partner retain at least 40% of the equity interests (including unvested shares and shares underlying vested and unvested awards) that he or she held on the starting date of the initial three-year holding period. Exceptions to the holding period rules described in the share retention agreements must be approved by a majority of the independent directors.

B.    Compensation

Compensation of Directors and Executive Officers

       For fiscal year 2016, we paid and accrued aggregate fees, salaries and benefits (excluding equity-based grants) of up to approximately RMB435 million to our directors and executive officers as a group and granted options to purchase an aggregate of 4,100,000 ordinary shares and 6,231,000 RSUs to our directors and executive officers.

       The board, acting on the recommendation of our compensation committee, may determine the remuneration to be paid to non-employee directors. Employee directors will not receive any additional remuneration for serving as directors other than their remuneration as employees of us or our related entities. Pursuant to our service agreements with our directors, neither we nor our subsidiaries provide benefits to directors upon termination of employment. We do not separately set aside any amounts for pensions, retirement or other benefits for our executive officers, other than pursuant to relevant statutory requirements. Management members who are partners of the Alibaba Partnership may receive retirement payments from the deferred portion of the annual cash bonus pool available to the Alibaba Partnership.

       Mr. Chee Hwa Tung has indicated to us his intention to donate all cash compensation and equity-based awards he receives from us as an independent director to one or more non-profit or charitable organizations to be designated by him.

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

  •
  2011 Equity Incentive Plan, or the 2011 Plan; and

  •
  2014 Post-IPO Equity Incentive Plan, or the 2014 Plan.

       Currently, awards are only available for issuance under our 2014 Plan. If an award under the 2011 Plan terminates, expires or lapses, or is cancelled for any reason, ordinary shares subject to the award become available for the grant of a new award under the 2014 Plan. As of March 31, 2016, there were:

  •
  15,108,078 ordinary shares issuable upon exercise of outstanding options and 2,699,250 issued but unvested restricted shares;

  •
  78,005,100 ordinary shares subject to unvested RSUs; and

  •
  23,050,439 ordinary shares authorized for issuance under the 2014 Plan; plus, on April 1, 2015 and each anniversary thereof, an additional amount equal to the lesser of (A) 25,000,000 ordinary shares and (B) such lesser number of ordinary shares determined by our board of directors.

       Our equity incentive plans provide for the granting of incentive and non-statutory options, restricted shares, RSUs, dividend equivalents, share appreciation rights and share payments to any directors, employees, and consultants of ours, our affiliates and certain other companies, such as Alipay. Share options and RSUs granted are generally subject to a four-year vesting schedule as determined by the administrator of the respective plans. Depending on the nature and the purpose of the grant, share options and RSUs in general vest 25% upon the first anniversary of the vesting commencement date for annual incentive awards or 50% upon the second anniversary of the vesting commencement date for on-hire awards, and thereafter 25% every year. Starting in fiscal year 2015, certain RSUs and share options granted to our senior management members were subject to a six-year pro rata vesting schedule. We believe equity-based awards are vital to attract, motivate and retain our directors, employees and consultants, and those of certain of our affiliates and other companies, such as Alipay, and are the appropriate tool to align their interests with our shareholders. Accordingly, we will continue to grant equity-based awards to the employees, consultants and directors of our company, our affiliates and certain other companies as an important part of their compensation packages.

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

Share-based Awards Held by Our Directors and Officers

       The following table summarizes, the outstanding options (including unvested restricted shares related to options early exercised), RSUs and other rights held as of March 31, 2016 by our directors and executive officers, as well as by their affiliates, under the our equity incentive plans, as well as equity held through their investments in our Senior Management Equity Incentive Plan and Partner Capital Investment Plan.

Name	Ordinary shares underlying outstanding options / restricted shares or RSUs / other rights granted or subscribed	Exercise price (US$/Share)	Date of grant(6)	Date of expiration
Jack Yun MA	260,000(2)	—	June 26, 2013	June 26, 2019
	75,000(2)	—	January 27, 2016	January 27, 2024
Joseph C. TSAI	1,200,000(1)	5.00	November 12, 2010	—
	130,000(2)	—	June 26, 2013	June 26, 2019
	45,000(2)	—	January 27, 2016	January 27, 2024
Jonathan Zhaoxi LU	*(3)	18.50	May 18, 2013	May 18, 2019
	*(4)	14.50	July 26, 2013	—
	*(5)	56.00	July 2, 2014	July 2, 2022
	*(2)	—	January 27, 2016	January 27, 2024
Daniel Yong ZHANG	*(3)	18.50	May 18, 2013	May 18, 2019
	*(4)	14.50	July 26, 2013	—
	*(5)	56.00	July 2, 2014	July 2, 2022
	*(2)	—	July 2, 2014	July 2, 2022
	*(5)	87.06	May 10, 2015	May 10, 2023
	*(2)	—	May 10, 2015	May 10, 2023
	*(2)	—	January 27, 2016	January 27, 2024
	*(2)	—	March 17, 2016	March 17, 2024
J. Michael EVANS	*(2)	—	September 24, 2014	September 24, 2020
	*(5)	79.96	July 31, 2015	July 31, 2023
	*(2)	—	July 31, 2015	July 31, 2023
Masayoshi SON	—	—	—	—
Chee Hwa TUNG	*(2)	—	September 24, 2014	September 24, 2020
Walter Teh Ming KWAUK	*(2)	—	September 24, 2014	September 24, 2020
Jerry YANG	*(2)	—	September 24, 2014	September 24, 2020
Börje E. EKHOLM	*(2)	—	June 1, 2015	June 1, 2021
Wan Ling MARTELLO	*(2)	—	September 1, 2015	September 1, 2021
Maggie Wei WU	*(3)	18.50	May 18, 2013	May 18, 2019
	*(4)	14.50	July 26, 2013	—
	*(2)	—	July 2, 2014	July 2, 2022
	*(2)	—	January 27, 2016	January 27, 2024
Jane Fang JIANG	*(3)	18.50	May 18, 2013	May 18, 2019
	*(2)	—	September 10, 2013	September 10, 2019
	*(4)	14.50	July 26, 2013	—
	*(2)	—	July 2, 2014	July 2, 2022
	*(2)	—	February 21, 2016	February 21, 2024

Name	Ordinary shares underlying outstanding options / restricted shares or RSUs / other rights granted or subscribed	Exercise price (US$/Share)	Date of grant(6)	Date of expiration
Jeff Jianfeng ZHANG	*(3)	18.50	May 18, 2013	May 18, 2019
	*(4)	14.50	July 26, 2013	—
	*(2)	—	July 2, 2014	July 2, 2022
	*(5)	69.54	January 27, 2016	January 27, 2024
	*(2)	—	January 27, 2016	January 27, 2024
Zhenfei LIU	*(3)	18.50	May 18, 2013	May 18, 2019
	*(4)	14.50	July 26, 2013	—
	*(2)	—	July 2, 2014	July 2, 2022
	*(2)	—	January 27, 2016	January 27, 2024
Trudy Shan DAI	*(3)	18.50	May 18, 2013	May 18, 2019
	*(4)	14.50	July 26, 2013	—
	*(2)	—	July 2, 2014	July 2, 2022
	*(2)	—	January 27, 2016	January 27, 2024
Timothy A. STEINERT	*(1)	5.00	November 12, 2010	—
	*(3)	18.50	May 18, 2013	May 18, 2019
	*(4)	14.50	July 26, 2013	—
	*(2)	—	July 2, 2014	July 2, 2022
	*(2)	—	January 27, 2016	January 27, 2024
Jianhang JIN	*(1)	5.00	November 12, 2010	—
	*(2)	—	May 3, 2011	May 3, 2017
	*(2)	—	May 11, 2012	May 11, 2018
	*(4)	14.50	July 26, 2013	—
	*(2)	—	January 27, 2016	January 27, 2024
Chris Pen-hung TUNG	*(5)	67.28	February 21, 2016	February 21, 2022
	*(2)	—	February 21, 2016	February 21, 2022
Yongfu YU	*(2)	—	August 20, 2013	August 20, 2019
	*(2)	—	November 15, 2014	November 15, 2020
	*(2)	—	August 21, 2015	August 21, 2021
Simon Xiaoming HU	*(3)	18.50	May 18, 2013	May 18, 2019
	*(4)	14.50	July 26, 2013	—
	*(2)	—	July 2, 2014	July 2, 2022
	*(2)	—	January 27, 2016	January 27, 2024
Sophie Minzhi WU	*(3)	18.50	May 18, 2013	May 18, 2019
	*(4)	14.50	July 26, 2013	—
	*(2)	—	July 2, 2014	July 2, 2022
	*(2)	—	January 27, 2016	January 27, 2024
Jessie Junfang ZHENG	*(3)	18.50	May 18, 2013	May 18, 2019
	*(2)	—	May 22, 2014	May 22, 2020
	*(2)	—	August 21, 2014	August 21, 2020
	*(2)	—	August 21, 2015	August 21, 2021

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
(4)
Represents rights under the Partner Capital Investment Plan subscribed for at US$4.00 per preference share. See note 8(c) to our consolidated financial statements for the years ended March 31, 2014, 2015 and 2016 included elsewhere in this annual report for further information.
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

C.    Board Practices

Nomination and Terms of Directors

       Pursuant to our articles of association, our board of directors is classified into three classes of directors designated as Group I, Group II and Group III, each generally serving a three-year term unless earlier removed. The Group I directors currently consist of Joe Tsai, Michael Evans, Jonathan Lu and Börje Ekholm; the Group II directors currently consist of Daniel Zhang, Chee Hwa Tung, Jerry Yang and Wan Ling Martello; and the Group III directors currently consist of Jack Ma, Masayoshi Son and Walter Kwauk. Unless otherwise determined by the shareholders in a general meeting, our board will consist of not less than nine directors for so long as SoftBank has a director nomination right. The Alibaba Partnership has the exclusive right to nominate up to a simple majority of our board of directors, and SoftBank has the right to nominate one director for so long as SoftBank owns at least 15% of our outstanding shares. If at any time our board of directors consists of less than a simple majority of directors nominated or appointed by the Alibaba Partnership for any reason, including because a director previously nominated by the Alibaba Partnership ceases to be a member of our board of directors or because the Alibaba Partnership had previously not exercised its right to nominate or appoint a simple majority of our board of directors, the Alibaba Partnership shall be entitled (in its sole discretion) to appoint such number of additional directors to the board as necessary to ensure that the directors nominated or appointed by the Alibaba Partnership comprise a simple majority of our board of directors. The remaining members of the board of directors will be nominated by the nominating and corporate governance committee of the board. Director nominees will be elected by the simple majority vote of shareholders at our annual general meeting.

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

Audit Committee

       Our audit committee currently consists of Walter Kwauk, Börje Ekholm and Wan Ling Martello. Mr. Kwauk is the chairman of our audit committee. Mr. Kwauk satisfies the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. Mr. Kwauk, Mr. Ekholm and Ms. Martello satisfy the requirements for an "independent director" within the meaning of Section 303A of the New York Stock Exchange Listed Company Manual and meet the criteria for independence set forth in Rule 10A-3 of the Exchange Act.

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

Nominating and Corporate Governance Committee

       Our nominating and corporate governance committee currently consists of Jack Ma, Chee Hwa Tung and Jerry Yang. Jack is the chairman of our nominating and corporate governance committee. Mr. Tung and Mr. Yang satisfy the "independence" requirements of Section 303A of the New York Stock Exchange Listed Company Manual.

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

D.    Employees

Employees

       As of March 31, 2014, 2015 and 2016, we had a total of 22,072, 34,985 and 36,446 full-time employees, respectively. Substantially all of our employees are based in China.

       The following table sets out the breakdown of our full-time employees by functions as of March 31, 2016:

Function	Number of employees(1)	% of total employees(1)
Research and development	18,737	51%
Operations and customer services	7,877	22%
Sales and marketing	6,606	18%
General and administrative	3,226	9%

Total	36,446	100%

  (1)
  The number of employees presented in this table does not include third-party consultants and contractors that we employ from time to time.

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

ITEM 7    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    Major Shareholders

       The following table sets forth information with respect to beneficial ownership of our ordinary shares as of the date of this annual report by:

  •
  each of our directors and executive officers;

  •
  our directors and executive officers as a group; and

  •
  each person known to us to beneficially own 5% and more of our ordinary shares.

       Beneficial ownership is determined in accordance with the rules and regulations of the SEC and includes the power to direct the voting or the disposition of the securities or to receive the economic benefit of the ownership of the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of this annual report, including through the exercise of any option or other right and the vesting of restricted shares. These shares, however, are not included in the computation of the percentage ownership of any other person. The calculations of percentage ownership in the table below are based on 2,495,276,682 ordinary shares outstanding as of May 20, 2016.

Name	Ordinary shares beneficially owned	Percent
Directors and Executive Officers:
Jack Yun MA(1)	193,744,241	7.8%
Joseph C. TSAI(2)	80,026,036	3.2%
Jonathan Zhaoxi LU	*	*
Daniel Yong ZHANG	*	*
J. Michael EVANS	*	*
Masayoshi SON	—	—
Chee Hwa TUNG	*	*
Walter Teh Ming KWAUK	*	*
Jerry YANG	*	*
Börje E. EKHOLM	*	*
Wan Ling MARTELLO	—	—
Maggie Wei WU	*	*
Jane Fang JIANG	*	*
Jeff Jianfeng ZHANG	*	*
Zhenfei LIU	*	*
Trudy Shan DAI	*	*
Timothy A. STEINERT	*	*
Jianhang JIN	*	*
Chris Pen-hung TUNG	*	*
Yongfu YU	*	*
Simon Xiaoming HU	*	*
Sophie Minzhi WU	*	*
Jessie Junfang ZHENG	*	*
All directors and executive officers as a group	311,196,212	12.5%
Greater than 5% Beneficial Owners:
SoftBank(3)	797,742,980	32.0%
Yahoo(4)	383,565,416	15.4%

Notes:

*
This person beneficially owns less than 1% of our outstanding ordinary shares.
(1)
Represents (i) 2,175,677 ordinary shares held directly by Jack Ma, (ii) 35,000,000 ordinary shares held by APN Ltd., a Cayman Islands company with its registered address at Fourth Floor, One Capital Place, P.O. Box 847, Grand Cayman, KY1-1103, Cayman Islands, in which Jack holds a 70% equity interest, which ordinary shares, together with Jack's equity interest in APN Ltd., have been pledged to us to support certain obligations under the 2014 SAPA, (iii) 17,500,000 ordinary shares underlying options held by Yun Capital Limited, a British Virgin Islands company with its registered address at Woodbourne Hall, Road Town, Tortola, British Virgin Islands, which has granted Jack a revocable proxy over such shares and which is wholly-owned by The Jack Ma Philanthropic Foundation, (iv) 17,500,000 ordinary shares underlying options held by Ying Capital Limited, a British Virgin Islands company with its registered address at Woodbourne Hall, Road Town, Tortola, British Virgin Islands, which has granted Jack a revocable proxy over such shares and which is wholly owned by The Jack Ma Philanthropic Foundation, (v) 57,367,988 ordinary shares held by JC Properties Limited, a British Virgin Islands company with its registered address at Woodburne Hall, Road Town Tortola, British Virgin Islands, which is wholly-owned by a trust established for the benefit of Jack's family and (vi) 64,200,576 ordinary shares held by JSP Investment Limited, a British Virgin Islands company with the address of P.O. Box 916, Woodbourne Hall, Road Town, Tortola, British Virgin Islands, which is wholly-owned by a trust established for the benefit of Jack and his family. Excludes shares held by SoftBank representing SoftBank's share ownership in excess of 30% of our outstanding ordinary shares as of the most recent record date with respect to any shareholders action and up to 21,500,000 ordinary shares held by Yahoo, over which Jack and Joe will share voting power pursuant to the voting agreement that we, Jack, Joe, SoftBank and Yahoo entered into as described in "Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Transactions and Agreements with Yahoo and SoftBank — Voting Agreement." Jack has historically voted the ordinary shares held by the family trusts and he is deemed a beneficial owner of the ordinary shares held by the family trusts. Jack does not have any pecuniary interests in the 35,000,000 ordinary shares underlying options held by Yun Capital Limited and Ying Capital Limited. Jack's business address is 969 West Yi Road, Yu Hang District, Hangzhou 311121, the People's Republic of China.
(2)
Represents (i) 1,510,464 ordinary shares held directly by Joe Tsai, (ii) 15,000,000 ordinary shares held by APN Ltd., in which Joe holds a 30% equity interest and serves as a director, which ordinary shares, together with Joe's equity interest in APN Ltd., have been pledged to us to support certain obligations under the 2014 SAPA, (iii) 15,000,000 ordinary shares underlying options held by Joe and Clara Tsai Foundation Limited, a company incorporated under the law of the Island of Guernsey with its registered address at Helvetia Court, South Esplanade, St. Peter Port, Guernsey GY1 4EE, that has granted Joe a revocable proxy over such shares and which is wholly-owned by Joe and Clara Tsai Foundation, (iv) 21,905,952 ordinary shares and 1,200,000 ordinary shares underlying preferred shares of Alternate Solutions Management Limited, in each case held by Parufam Limited, a Bahamas corporation with its registered address at Suite 200B, 2nd Floor, Centre of Commerce, One Bay Street, P.O. Box N-3944, Nassau, Bahamas, and over which, Joe, as a director of Parufam Limited, has been delegated sole voting and disposition power, (v) 21,000,000 ordinary shares held by PMH Holding Limited, a British Virgin Islands corporation with its registered address at Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands, and over which, Joe, as sole director of PMH Holding Limited, has voting and dispositive power, (vi) 2,868,198 ordinary shares held by MFG Limited, a British Virgin Islands corporation with its registered address at Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands, and over which, Joe, as sole director of MFG Limited, has voting and dispositive power and (vii) 1,541,422 ordinary shares held by MFG II Ltd., a British Virgin Islands corporation with its registered address at Trident Chamber, P.O. Box 146, Road Town, Tortola, British Virgin Islands, and over which Joe, as sole director of MFG II Ltd., has voting and dispositive power. Excludes shares held by SoftBank representing SoftBank's share ownership in excess of 30% of our outstanding ordinary shares as of the most recent record date with respect to any shareholders action and up to 121,500,000 ordinary shares held by Yahoo, over which Joe and Jack will share voting power pursuant to the voting agreement that we, Jack, Joe, SoftBank and Yahoo have entered into as described in "Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Transactions and Agreements with Yahoo and SoftBank — Voting Agreement." Joe does not have any pecuniary interests in the 15,000,000 ordinary shares underlying options held by Joe and Clara Tsai Foundation Limited. Joe's business address is c/o Alibaba Group Services Limited, 26/F Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong S.A.R.

(3)
Represents (a) 466,826,180 ordinary shares owned by SoftBank Group Corp. with its registered office at 1-9-1 Higashi-Shimbashi Minato-ku, Tokyo 105-7303, Japan, (b) 15,000,000 ordinary shares owned by SBBM Corporation with its registered office at 1-9-1 Higashi-Shimbashi Minato-ku, Tokyo 105-7303, Japan and (c) 315,916,800 ordinary shares owned by SB China Holdings Pte Ltd. with its registered office at 20 Raffles Place, #09-01 Ocean Towers, Singapore 048620. SoftBank Group Corp. is a public company listed on the Tokyo Stock Exchange.
(4)
Represents (a) 92,626,716 ordinary shares owned by Yahoo! Inc. with its registered office at 701 First Avenue, Sunnyvale, CA 94089, the United States and (b) 290,938,700 ordinary shares owned by Aabaco Holdings Hong Kong Limited with its registered office at 15/F Caroline Centre, 28 Yun Ping Road, Causeway Bay, Hong Kong S.A.R. Yahoo! Inc. is a public company listed on the NASDAQ Global Select Market.

       We have one class of ordinary shares, and each holder of our ordinary shares is entitled to one vote per share.

       As of May 20, 2016, 2,495,276,682 of our ordinary shares were outstanding. To our knowledge, 1,300,005,347 ordinary shares, representing approximately 52% of our total outstanding shares, were held by 126 record shareholders in the United States. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. We are not aware of any arrangement that may at a subsequent date, result in a change of control of our company.

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

       We have also adopted a related party transaction policy to which all of our directors, senior management and other key management personnel, all such person's family members, Ant Financial Services and its subsidiaries as well as the Alibaba Partnership and certain other related entities are subject. This policy is intended to supplement the procedures set forth in our code of business conduct and our other corporate governance policies and does not exempt any person from more restrictive provisions that may exist in our existing procedures and policies.

       This related party transaction policy provides, among other things, that, unless otherwise pre-approved by our board of directors:

  •
  each related party transaction, or any material amendment or modification of a related party transaction, shall be adequately disclosed to, and reviewed and approved or ratified by, our audit committee or any committee composed solely of disinterested independent directors or by the disinterested members of such committee; and

  •
  any employment relationship or similar transaction involving our directors or senior management of our company and any related compensation shall be approved by the disinterested members of our compensation committee or recommended by the disinterested members of the compensation committee to our board for its approval.

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

       SoftBank's and Yahoo's proxy obligations described in clause (ii) in the first bullet and the third bullet above, respectively, shall (a) not apply in respect of any proposal submitted to our shareholders that may result in an issuance of shares or other equity interests of us, including securities exchangeable or convertible into shares, that would increase the amount of our then-outstanding shares by 3% or more and (b) terminate when Jack owns less than 1% of our outstanding shares on a fully diluted basis or if we materially breach the voting agreement.

Yahoo Technology and Intellectual Property License Agreement

       We and Yahoo entered into a technology and intellectual property license agreement dated October 24, 2005, as amended and restated on September 18, 2012, or the Yahoo TIPLA. Under the Yahoo TIPLA, Yahoo granted to us the use of certain intellectual property. In consideration of the rights granted under the Yahoo TIPLA, we paid Yahoo a lump sum payment in the amount of US$550 million and agreed to pay Yahoo an annual royalty equal to 2% of our consolidated revenues (less certain costs) for the period from January 1, 2006 to December 31,

2012 and 1.5% of our consolidated revenues (less certain costs) for the period from January 1, 2013 until the completion of our initial public offering in September 2014. No royalties have been payable since then. For fiscal years 2014 and 2015, the royalty fees amounted to RMB748 million and RMB448 million, respectively.

Patent Sale and Assignment Agreement with Yahoo

       We and Yahoo entered into patent sale and assignment agreements in fiscal years 2014 and 2015, pursuant to which we acquired ownership of certain patents and patent applications for aggregate consideration of US$70 million and US$24 million, respectively.

Our Repurchase of Ordinary Shares from Yahoo

       On May 20, 2012, we entered into a share repurchase and preference share sale agreement with Yahoo, or the Yahoo repurchase agreement. As amended through July 14, 2014, the agreement governed the terms on which we have repurchased 523,565,416 ordinary shares from Yahoo in September 2012 and caused Yahoo to sell 140,000,000 ADSs representing 140,000,000 of our ordinary shares in connection with our initial public offering in September 2014. As of March 31, 2016, Yahoo owned 383,565,416 ordinary shares, representing approximately 15.5% of our then issued share capital.

Investments Involving SoftBank

       We have invested in businesses in which SoftBank is an existing shareholder or co-invested with SoftBank in other businesses. SoftBank has also invested in businesses in which we or our controlled entities are existing shareholders. For instance, in January 2015, we participated in a financing round with SoftBank in Travice Inc., the operator and developer of Kuaidi Dache, which in February 2015 merged into Didi Chuxing, the leading transportation network company that provides vehicles and taxis for hire in China via smartphone applications. In June 2015, we announced that we agreed to invest in SoftBank's robotics business. We expect that we will continue to engage in investment activities that involve SoftBank in the future. We may continue to co-invest with SoftBank, invest in businesses in which SoftBank is already an existing investor, and may also bring SoftBank as an investor into our new businesses or businesses in which we are an existing investor.

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

       Following the divestment of our interest in and control over Alipay, effective in the first calendar quarter of 2011, the ownership structure of Alipay's parent entity, Ant Financial Services, was changed such that Jack Ma held a substantial majority of the equity ownership interest in Ant Financial Services. The ownership structure of Ant Financial Services has subsequently been further restructured. In May 2016, Ant Financial Services completed a round of equity financing of approximately US$4.5 billion. As of the date of this annual report, approximately 42.28% of its equity interests are held by Junhan, approximately 34.15% of its equity interests are held by Junao and approximately 23.57% of its equity interests are held by other shareholders.

       Economic interests of Ant Financial Services through Junhan are owned by Jack Ma, Simon Xie and other employees of our company and Ant Financial Services. These economic interests are in the form of limited partnership interests and interests similar to share appreciation rights tied to potential appreciation in the value of Ant Financial Services. The economic interests in Junao are held in the form of limited partnership interests by certain members of the Alibaba Partnership.

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

  •
  from time to time, additional economic interests in Ant Financial Services in the form of interests similar to share appreciation rights issued by Junhan will be transferred to employees of Ant Financial Services and our employees; and

  •
  Ant Financial Services will raise equity capital from investors in the future in order to finance its business expansion, with the effect that the shareholding of Junao and Junhan in Ant Financial Services will be reduced through dilution (the amount of such dilution would depend on future valuations and the amount of equity capital to be raised), but it is the intention that the combined ownership of Junao and Junhan (and through them, Jack Ma) will continue to constitute a majority of the outstanding equity interests of Ant Financial Services.

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

Alipay Commercial Agreement

       Under the Alipay commercial agreement among us, Alipay and Ant Financial Services, which agreement remains in place following the restructuring described below, Alipay provides payment processing and escrow services to us. These services enable settlement of transactions on our marketplaces through a secure payment platform and escrow process. We pay Alipay a fee on terms that are preferential to us for such services. These preferential terms enable us, with certain exceptions, to make available basic payment processing and escrow services to consumers and merchants on our marketplaces free of charge. We believe that these services provide us with a competitive advantage that otherwise would be diminished without the preferential terms of the Alipay commercial agreement.

       The fees that we pay Alipay are based on fee rates and actual payment volumes processed on our marketplaces. The fee rates reflect, among other things, Alipay's bank-processing costs and operating costs allocable to the services provided to us, and accordingly are subject to adjustment on an annual basis to the extent such costs increase or decline. The Alipay commercial agreement provided that the directors of our company designated by SoftBank and Yahoo approve the fee rates payable by us in advance on an annual basis. In connection with the restructuring of our relationship with Ant Financial Services, the Alipay commercial agreement was amended to provide that, after the completion of our initial public offering, a special committee formed by our independent directors and the director designated by SoftBank must approve the fee rates in advance on an annual basis. The fee rates for the immediately preceding year remain in effect until such time as such annual approval by the special committee has been obtained. In fiscal years 2014, 2015 and 2016, we paid fees to Alipay totaling RMB2,349 million, RMB3,853 million and RMB4,898 million (US$760 million), respectively, under this agreement. The Alipay commercial agreement has an initial term of 50 years, and is automatically renewable for further periods of 50 years, subject to our right to terminate at any time upon one year's prior written notice. If the Alipay commercial agreement is required by applicable regulatory authorities, including under stock exchange listing rules, to be modified in certain circumstances, a one-time payment may be payable to us by Ant Financial Services to compensate us for the impact of such adjustment.

2014 Restructuring of Our Relationship with Ant Financial Services and Alipay

       On August 12, 2014, we entered into a share and asset purchase agreement, or the 2014 SAPA, and entered into or amended certain ancillary agreements including an amendment and restatement of the Alipay IPLA, or the amended Alipay IPLA. Pursuant to these agreements, we restructured our relationships with Ant Financial Services and Alipay, its wholly-owned subsidiary, and terminated the 2011 framework agreement. The restructuring contemplated by the 2014 SAPA and the ancillary agreements described below has taken effect and these agreements now govern our economic and commercial relationships with Ant Financial Services and Alipay. Under the 2014 SAPA, the arrangements are structured with the aim of securing long-term economic participation in Ant Financial Services which we believe is in the best interests of our company and all of our shareholders. The potential for long-term economic participation can come in the form of either a perpetual 37.5% profit share stream or a possible future direct equity interest as described below. We believe this restructuring will strengthen and benefit our company as well as better position us for future growth.

Share and Asset Purchase Agreement

  Sale of SME Loan Business and Certain Other Assets

       Pursuant to the 2014 SAPA, we agreed to sell certain securities and assets primarily relating to our SME loan business and other related services to Ant Financial Services, for aggregate cash consideration of RMB3,219 million, which was based on a premium to the aggregate book value of the entities operating the SME loan business. The sale was completed in February 2015. In addition, pursuant to software system use and service agreements relating to the know-how and related intellectual property that we agreed to sell together with the SME loan business and related services, we will receive annual fees for a term of seven years. These fees, which will be recognized as other revenue, will be determined as follows: for calendar years 2015 to 2017, the entities operating the SME loan business will pay us an annual fee equal to 2.5% of the average daily balance of the SME loans provided by such entities, and in calendar years 2018 to 2021, these entities will pay an annual fee equal to the amount of the fees paid in the calendar year 2017. In fiscal years 2015 and 2016, we received annual fees of RMB90 million and RMB708 million (US$110 million), respectively, from Ant Financial Services and its affiliates.

       For regulatory reasons, we retained approximately RMB1,225 million of the existing SME loan portfolio upon the completion of the transfer of the SME loan business, which will be wound down over time as such loans are repaid. We will not conduct any new SME loan business going forward. The remaining balance of this retained portfolio of loans was insignificant as of March 31, 2016.

  Liquidity Event Payment

       Under the 2014 SAPA, in the event of a qualified IPO of Ant Financial Services or Alipay, if our total ownership of equity interests in Ant Financial Services, if any, acquired as described under "— Potential Equity Interest" below, has not reached 33%, which we refer to as the full 33% equity interest, we would be entitled, at our election, to receive a one-time payment equal to 37.5% of the equity value, immediately prior to such qualified IPO of Ant Financial Services, as a whole and not just of Alipay, its subsidiary. If we acquire equity interests in Ant Financial Services in an aggregate amount less than the full 33% equity interest, then the percentage of Ant Financial Services' equity value used to calculate the liquidity event payment will be reduced proportionately.

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

       Jack Ma and Joe Tsai contributed 35,000,000 and 15,000,000, respectively, of our ordinary shares held by them to APN Ltd., a vehicle they established to hold such shares. The shares of APN Ltd., as well as the 50,000,000 ordinary shares in us held by APN Ltd., have been pledged to us to secure the liquidity event payment and certain other obligations of Ant Financial Services under the 2014 SAPA and commercial agreement, as well as the direct liability of APN Ltd. for up to US$500 million of the liquidity event payment whenever any such liquidity event payment becomes due.

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

  •
  following the earliest occurrence of any equity issuance by Ant Financial Services to us as described above in the first paragraph under "Share and Asset Purchase Agreement — Potential Equity Interest" and until the earlier of a qualified IPO of Ant Financial Services or the termination of the independent director rights provided in the 2014 SAPA, none of Jack Ma, Joe Tsai (if he holds any equity interest at that time), Junao, Junhan or Ant Financial Services may knowingly transfer any equity in Ant Financial Services to a third-party who would thereby acquire more than 50% of the voting or economic rights in, or assets of, Ant Financial Services; and

  •
  in the event we acquire an equity interest in Ant Financial Services, any transfer of equity interests in Ant Financial Services by Junao or Junhan, on the one hand, or our company, on the other hand, will be subject to a right of first refusal by the other party.

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

  Corporate Governance Provisions

       The 2014 SAPA provides that, unless not permitted in connection with a qualified IPO of Ant Financial Services and subject to other conditions, we and Ant Financial Services will recommend one independent person who Ant Financial Services will nominate as a member of its board, and Jack Ma, Joe Tsai, Junhan and Junao will agree to vote the equity interests in Ant Financial Services controlled by them in favor of such nomination. Pursuant to the 2014 SAPA, we and the other parties agreed on the initial independent director who Ant Financial Services subsequently nominated and appointed as a member of its board. If such independent director resigns or such seat otherwise becomes vacant, so long as SoftBank owns at least 20% of our outstanding ordinary shares, and certain other conditions are satisfied, SoftBank and Jack, acting jointly, will select on our behalf the individual to be designated as a replacement director, subject to the approval of an independent committee of our board. We have agreed to form an independent committee of our board comprised of our directors who meet the independent director standards under New York Stock Exchange listing rules and who are not our officers or employees, as well as any director of our board nominated by SoftBank, to approve certain actions that we may take in connection with the 2014 SAPA and related agreements.

  Ancillary Agreements

       In connection with the 2014 SAPA, we also entered into the amended Alipay IPLA, a data sharing agreement, an amended and restated shared services agreement, a cooperation agreement and a trademark agreement, each of which is described below. We also entered into a binding term sheet in respect of a technology services agreement pursuant to which we agreed to provide certain cloud computing, database service and storage, computing services and certain other services to Ant Financial Services on a cost-plus basis. We further agreed to a new form of crosslicense agreement to be entered into under the 2014 SAPA, providing for a license of certain intellectual property by Ant Financial Services to us, and by us to Ant Financial Services.

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

       In fiscal years 2014, 2015 and 2016, under the Alipay IPLA, we recognized royalty and software technology services fee income, net of costs incurred by our company, amounting RMB1,764 million, RMB1,667 million and RMB1,122 million (US$174 million), respectively, as other income.

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

       Pursuant to the data sharing agreement, we, Ant Financial Services, and our controlled affiliates, which we refer to hereinafter as full data participants, will contribute all data collected or generated as a result of the use by users of our or their respective products or services (subject to applicable law, industry rules and contractual requirements) to a data platform that we operate and maintain, and to which all of the full data participants will have access. A data platform management committee established by us and Ant Financial Services may also approve non-controlled affiliates of us and Ant Financial Services and unaffiliated third parties to have certain access to and contribute data to the platform, subject to execution of a data platform participation agreement containing the terms and restrictions on access to and use of the data sharing platform and shared data as the data management committee shall determine. No fees or other compensation are required to be paid by any of the full data participants for access to the data platform, other than the obligation for such participants to share in the costs of the operation of the data platform on a fair and reasonable basis. The data sharing agreement provides that none of the participants may reproduce any of the data on the data platform for transfer to their own servers, except that a participant may retain its own data that it has contributed to the data platform. As of the date of this annual report, Cainiao Network, Koubei and Alibaba Pictures have entered into data platform participation agreements with us.

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

Shared Services Agreement with Ant Financial Services

       We and Ant Financial Services have entered into a shared services agreement, which was amended and restated as of August 12, 2014, in connection with the 2014 SAPA, pursuant to which we and Ant Financial Services provide certain administrative and support services to each other and our respective affiliates.

       Ant Financial Services paid us RMB46 million, RMB158 million and RMB670 million (US$104 million) in fiscal years 2014, 2015 and 2016, respectively, for the services we provided to it under the agreement. We paid Ant Financial Services nil, RMB58 million and RMB56 million (US$9 million) in fiscal years 2014, 2015 and 2016, respectively, for services Ant Financial Services provided to us under the agreement.

Other Commercial Arrangements with Ant Financial Services

       We have also entered into other commercial arrangements with Ant Financial Services, its subsidiaries and affiliates, such as online marketing services, treasury management and other services. In fiscal years 2014, 2015 and 2016, the amounts generated and receivable from Ant Financial Services under these arrangements were nil, nil and RMB416 million (US$65 million), respectively. During the same periods, the amounts incurred and payable by us to Ant Financial Services under these arrangements were RMB21 million, RMB248 million and RMB243 million (US$38 million), respectively.

Investments Involving Ant Financial Services

       We have invested in businesses in which Ant Financial Services is an existing shareholder or co-invested with Ant Financial Services in other businesses. For instance, in September 2015, we established a joint venture under the brand name Koubei with Ant Financial Services. We and Ant Financial Services injected certain related businesses into Koubei and each invested RMB3.0 billion in this joint venture. Koubei is one of the leading restaurant and local services guide businesses in China. In addition, in February 2016, we agreed to invest US$900 million in a co-investment with Ant Financial Services in Ele.me, an operator of one of the largest mobile food ordering and delivery services in China.

Equity-based Award Arrangements

       We grant options and RSUs relating to our ordinary shares to the employees of Ant Financial Services. As of March 31, 2014, 2015 and 2016, there were 6,397,150, 6,097,651 and 4,362,339 of our ordinary shares, respectively, underlying outstanding options and RSUs held by employees of Ant Financial Services.

       We entered into agreements with Ant Financial Services in calendar years 2012 and 2013 under which we will receive reimbursements for options and RSUs relating to our ordinary shares granted to the employees of Ant Financial Services and its subsidiaries during the period from December 14, 2011 to March 31, 2014. Pursuant to these agreements, we will, upon vesting of such options and RSUs, receive a cash reimbursement equal to their respective grant date fair value. The amounts of these reimbursements in fiscal years 2014, 2015 and 2016 were RMB266 million, RMB206 million and RMB113 million (US$18 million), respectively.

       We understand that Jack Ma, as the controlling shareholder of Ant Financial Services, believes that providing equity-related awards to our employees tied to the success of Ant Financial Services will enhance the value of our business because of the strategic importance of Alipay to our marketplaces and because, through our strategic and financial relationship with Ant Financial Services, we have a significant participation in the profits and value accretion of Ant Financial Services. In March 2014, Junhan, the general partner of which is an entity controlled by Jack Ma, made a grant of certain equity-based awards similar to share-appreciation rights linked to the valuation of Ant Financial Services to most of our employees. Since then, Junhan has granted similar equity-based performance awards to our employees on an annual basis.

       The grant by Junhan to our employees is subject to approval by our audit committee. The vesting of such awards is conditional upon the fulfillment of requisite service conditions to us, and such awards will be settled in cash by Junhan upon disposal of such awards by the holders. Junhan has the right to repurchase the vested awards from the holders upon an initial public offering of Ant Financial Services or the termination of their employment with us at a price to be determined based on the then fair market value of Ant Financial Services. Junhan's obligation to cash settle these awards will be funded by the proceeds of sales of or loans against the equity interests in Ant Financial Services that Jack contributed to Junhan. We have no obligation to reimburse Junhan, Ant Financial Services or its subsidiaries for the cost associated with these awards. For accounting purposes, we recognize the cost relating to such equity-based awards granted by the shareholder through Junhan as a shareholder contribution as the awards will ultimately be settled in cash by Junhan. The awards are accounted for as financial derivatives and initially measured at their fair value, and the related expense will be recognized over the requisite service period in our consolidated income statements with a corresponding credit to additional paid-in capital. Subsequent changes in the fair value of the awards are recorded in our consolidated income statements through the date on which the underlying awards are settled by Junhan. The expenses arising from Ant Financial Services' share-based awards granted to our employees represent a non-cash charge that will not result in any economic costs or equity dilution to our shareholders.

       Subsequent to our initial public offering, based on the arrangements agreed to in the 2014 SAPA, we, Junhan and Ant Financial Services entered into an agreement, under which we agreed to continue granting our share-based awards to employees of Ant Financial Services, and Junhan and Ant Financial Services agreed that Junhan and/or Ant Financial Services through one of its subsidiaries will continue granting equity-based performance awards to our employees on an annual basis. Due to the mutually beneficial nature of this arrangement, the parties agreed that none of them has any obligation to reimburse any other party any expenses relating to such equity-

based awards. This agreement has a term of three years and will be automatically renewed for another three years, unless otherwise terminated by written agreement among the parties or unilaterally by Ant Financial Services if it is required under applicable laws (including any regulatory requirements applicable to a public offer of Ant Financial Services' shares) to terminate the agreement.

Transactions with Alibaba Pictures

       In June 2014, as part of our entertainment media strategy, we completed an investment of HK$6,244 million (RMB4,955 million) in newly issued ordinary shares representing approximately 60% of the issued share capital of Alibaba Pictures. In addition, in June 2015, Alibaba Pictures placed newly issued ordinary shares to unrelated third-party investors for aggregate proceeds of approximately HK$12,179 million (RMB9,647 million). Our equity interest in Alibaba Pictures was therefore diluted to 49.5% upon completion of this transaction. In December 2015, Alibaba Pictures completed its purchase of our online movie ticketing business and movie and TV series financing platform for a cash consideration of US$350 million (RMB2,259 million) plus certain reimbursement amounts.

Transactions with Alibaba Health

       In April 2014, through a holding company jointly held with a Yunfeng Fund, we acquired newly issued ordinary shares representing an effective equity interest of approximately 38% in Alibaba Health. The Yunfeng Fund acquired an effective equity interest of approximately 16% in this investment. See "— Relationship with Investment Funds Affiliated with Our Executive Chairman" below. We paid a purchase price of HK$932 million upon the closing of the transaction. In April 2015, we entered into an agreement pursuant to which we agreed to transfer the operations of Tmall's online pharmacy business to Alibaba Health in consideration for newly issued shares and convertible bonds of Alibaba Health. In July 2015, pursuant to an agreement with the Yunfeng Fund, we obtained control over the holding company that holds approximately 54% of the equity interests in Alibaba Health (including the 38% effective equity interest we own), and as a result, Alibaba Health became our consolidated subsidiary. Our proposed transaction with Alibaba Health was not completed before its expiration date in March 2016 and therefore lapsed. In April 2016, we and Alibaba Health entered into a services agreement pursuant to which Alibaba Health will provide outsourced services in relation to product categories related to Tmall's online pharmacy business.

Transaction with Entity Affiliated with Our Directors and Officers

       Jack Ma, our executive chairman, Joe Tsai, our executive vice chairman, and J. Michael Evans, our president, have purchased their own aircraft for both business and personal use. The use of the above-mentioned executive officers' own aircraft in connection with the performance of their duties as our employees is free of charge to us, and we have agreed to assume the cost of maintenance, crew and operation of the aircraft where such cost is allocated for business purposes.

Relationship with Investment Funds Affiliated with Our Executive Chairman

       Jack Ma currently has an approximately 40% interest, held directly and/or indirectly, in the general partners of each of four Yunfeng Capital-sponsored investment funds in which he is entitled to receive a portion of carried interest proceeds, namely, Yunfeng Fund, L.P., Shanghai Yunfeng Equity Investment (Limited Partnership), Shanghai Yunfeng New Innovation Enterprise Equity Investment (Limited Partnership) and Smart System Investment Fund, L.P. Jack Ma also currently has an approximately 26.7% indirect interest in the general partner of Yunfeng Fund II, L.P. and KHL, L.P., each of which is also a Yunfeng Capital-sponsored investment fund in which he is also entitled to receive a portion of carried interest proceeds. Of the six Yunfeng Capital-sponsored funds in respect of which Jack Ma holds an interest in the general partner entities thereof and is entitled to receive carried interest proceeds, two are U.S. dollar denominated funds, or the U.S. Dollar Funds, two are RMB denominated funds, or the RMB Funds, one is a co-investment fund of one of the U.S. Dollar Funds and one is a parallel fund of one of the U.S. Dollar Funds. We refer to these funds collectively as the Yunfeng Funds. Jack Ma also currently has a 40% interest in each of Yunfeng Capital Limited, Shanghai Yunfeng Investment Management Co., Ltd. and Shanghai Yunfeng New Innovation Investment Management Co., Ltd., which are the investment advisor entities of the U.S. Dollar Funds and the RMB Funds, respectively, and which we collectively refer to as Yunfeng Capital. Jack Ma, his wife, a trust established for the benefit of his family and an entity controlled by Jack and his wife have committed, directly or indirectly, approximately US$5.2 million and US$46.0 million as general partners and limited partners, respectively, to the U.S. Dollar Funds, and approximately RMB16.0 million and approximately RMB201.1 million as general partners and limited partners, respectively, to the RMB Funds. The U.S. Dollar Funds have accepted over US$1.4 billion in capital commitments and the RMB Funds have accepted over RMB5.0 billion in capital commitments.

       Jack will donate all distributions of (x) carried interest proceeds he may receive in respect of the Yunfeng Funds and (y) dividends he may receive with respect to his holdings of shares in any member of Yunfeng Capital, which we collectively refer to as the Yunfeng Distributions, to, or for the benefit of, the Alibaba Group Charitable Fund or other entities identified by Jack that serve charitable purposes. In addition, Jack has agreed that he will not claim any deductions from his applicable income tax obligations resulting from payment of the Yunfeng Distributions to the Alibaba Group Charitable Fund or any other entity identified by Jack that serves charitable purposes. See "— Commitments of Jack Ma to Alibaba Group." We expect that, through its expertise, knowledge base and extensive network of contacts in private equity in China, Yunfeng Capital will assist us in developing a range of relevant strategic investment opportunities.

       Yunfeng Funds have historically, and may in the future, enter into co-investment transactions with us and third parties, such as our recent investments in Youku Tudou and Alibaba Health. In April 2014, in conjunction with our investment in Alibaba Health and on the same terms as us, a Yunfeng Fund acquired, through a holding company it jointly established with us, an effective equity interest of approximately 16% in Alibaba Health for a total purchase price of HK$395 million. Also in April 2014, in conjunction with our investment in Youku Tudou and on the same terms as us, a Yunfeng Fund agreed to invest approximately US$132 million to purchase Class A ordinary shares of Youku Tudou, representing an effective equity interest of 2.0% on a fully-diluted basis. See "Item 5. Operating and Financial Review Prospects — A. Operating Results — Recent Investment, Acquisition and Strategic Alliance Activities — Entertainment." We have also invested in other businesses in which Yunfeng Funds are existing shareholders. In addition, we committed US$80 million as a limited partner of Yunfeng Fund II, L.P. Through such investment, we have formalized an institutional relationship with Yunfeng Capital. In addition, Yunfeng Fund, L.P. was an indirect holder of approximately 84,600 convertible preference shares purchased by an entity wholly-owned by it in September 2012, and such convertible preference shares were automatically converted into our ordinary shares upon the completion of our initial public offering in September 2014.

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

  •
  He has entered into a deed to, and will, donate all of his Yunfeng Distributions to, or for the benefit of, the Alibaba Group Charitable Fund or other entities identified by him that serve charitable purposes;

  •
  He will not claim any deductions from his applicable income tax obligations resulting from donating his Yunfeng Distributions to the Alibaba Group Charitable Fund or any other entity identified by him that serve charitable purposes; and

  •
  If required by us, while he remains an Alibaba executive, he will assume for our benefit legal ownership of investment vehicles, holding companies and variable interest entities that further our business interests in Internet, media and telecom related businesses and, in such circumstances, he will disclaim all economic benefits from such ownership and enter into agreements to transfer any such benefits to us (or as we may direct) when permitted by applicable law.

Pledge for the Benefit of and Loan Arrangement with a Related Party

       In May 2015, we entered into a pledge with a financial institution in the PRC in connection with certain wealth management products with an aggregate principal amount of RMB7.3 billion we invested in to secure an RMB6.9 billion financing provided by such financial institution to Simon Xie, one of our founders and an equity holder in certain of our variable interest entities, to finance the minority investment by a PRC limited partnership in Wasu, a company listed on the Shenzhen Stock Exchange and engaged in the business of digital media broadcasting and distribution in China. In addition, we entered into a loan agreement for a principal amount of up to RMB2.0 billion with Simon Xie in April 2015 to finance the repayment by Simon of the interest under the financing. These arrangements strengthen our strategic business arrangements with Wasu to enhance our entertainment strategy. Our loan to Simon will be made at an interest rate equal to SHIBOR as specified by us from time to time and is repayable in five years. The loan is secured by a pledge of Simon's limited partnership interest in the PRC limited partnership and is available for draw-down starting from January 1, 2016, but it has not yet been drawn. We have entered into strategic cooperation agreements with a major shareholder of Wasu in order to enhance our capabilities and influence in the entertainment sector in China. A company controlled by Jack Ma serves as one of the general partners of the PRC limited partnership. Yuzhu Shi, the founder, chairman and a principal shareholder of Giant Interactive, a China-based online game company that was previously listed on the New York Stock Exchange, and who is also an entrepreneur with significant experience in and knowledge of the media industry in China, serves as the other general partner. Jack, through his control of one of the general partners, and Mr. Shi, as the other general partner and the executive partner, jointly control this PRC limited partnership. The interest of the general partner controlled by Jack in the limited partnership is limited to the return of its RMB10,000 contributed capital.

Equity-settled Donation Relating to Our Ordinary Shares

       During fiscal year 2014, we granted options to acquire 50,000,000 ordinary shares of ours to a non-profit organization designated by Jack Ma and Joe Tsai. 35,000,000 and 15,000,000 of these share options have been transferred to the separate charitable trusts established by Jack Ma and Joe Tsai, respectively. These share options were approved by our board of directors and the options are not subject to any vesting conditions and are exercisable for a period of four years from the grant date. The exercise price of these options is US$25.00 per share based on a fair market value appraisal process. For each of the eight years beginning one year after the date of listing of our ordinary shares on a recognized stock exchange, the charitable trusts are permitted to sell only up to 6,250,000 ordinary shares (or one-eighth of the total number of ordinary shares subject to the options) per year excluding such number of unsold ordinary shares carried forward from previous years. As there are no vesting conditions attached to the above share options, equity-settled donation expense of RMB1,269 million was recognized in full and recorded in general and administrative expenses during fiscal year 2014.

Transactions with Cainiao Network

       We entered into agreements with Cainiao Network, our equity-accounted affiliate, during fiscal year 2014, whereby we disposed of two wholly-owned subsidiaries to the parent Cainiao of Network for cash consideration of RMB524 million. The gain on disposals in fiscal year 2014 was RMB74 million. In addition, during fiscal year 2016, we disposed a wholly-owned subsidiary to Cainiao Network for cash consideration of US$33 million (RMB204 million). The gain on disposal in fiscal year 2016 was RMB3 million (US$0.5 million). The major assets of the disposed subsidiaries consisted of land use rights in the PRC.

       We have commercial arrangements with Cainiao Network conducted on an arm's length basis to receive certain logistics services. Expenses incurred in connection with the logistics services provided by Cainiao Network in fiscal years 2015 and 2016 were RMB785 million and RMB2,370 million (US$368 million), respectively.

       We also have cost sharing arrangements with Cainiao Network on various administrative and cloud computing services. In connection with the services we provided, Cainiao Network paid us RMB20 million and RMB86 million (US$13 million) in fiscal years 2015 and 2016, respectively.

       From time to time, we also co-invest with Cainiao Network in other businesses.

Transactions with Weibo

       We entered into a strategic collaboration agreement and a marketing cooperation agreement with Weibo during fiscal year 2014, pursuant to which Weibo provided marketing services. In fiscal years 2014, 2015 and 2016, the amounts paid to Weibo pursuant to these agreements were RMB154 million, RMB654 million and RMB715 million (US$111 million), respectively.

       We also have other commercial arrangements with Weibo primarily relating to the provision of cloud computing services. In connection with the services we provided, Weibo paid us nil, RMB2 million and RMB38 million (US$6 million) in fiscal years 2014, 2015 and 2016, respectively.

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

Employment Agreements

       See "Item. 6 Directors, Senior Management and Employees — B. Compensation — Employment Agreements."

Share Options

       See "Item. 6 Directors, Senior Management and Employees — B. Compensation — Equity Incentive Plans."

C.    Interests of Experts and Counsel

       Not applicable.

ITEM 8    FINANCIAL INFORMATION

A.    Consolidated Statements and Other Financial Information

       See "Item 18. Financial Statements."

Legal and Administrative Proceedings

       We are involved from time to time, and may in the future be involved in, litigation, claims or other disputes in the ordinary course of business regarding, among other things, contract disputes with our customers, copyright, trademark and other intellectual property infringement claims, consumer protection claims, employment related cases and other matters in the ordinary course of our and disputes between our merchants and consumers.

       We establish balance sheet provisions relating to potential losses from litigation based on estimates of such losses. For this purpose, we classify potential losses as remote, reasonably possible or probable. We analyze potential outcomes from current and potential litigation and proceedings as loss contingencies in accordance with U.S. GAAP. Our management believes that the risk of loss in connection with the proceedings discussed below is currently remote and that these proceedings will not have a material adverse effect on our financial condition, either individually or in the aggregate. However, in light of the inherent uncertainties involved in these matters, some of which are beyond our control, the risk of loss may become more likely and an adverse outcome of one or more of these matters could be material to our results of operations or cash flows for any particular reporting period. See note 2(ad) to our audited consolidated financial statements included elsewhere in this annual report for more information on our provisioning policy with regard to legal and administrative proceedings.

Class Action Lawsuits

  Federal Consolidated Exchange Act Actions

       In January 2015, we were named as a defendant in the first of seven putative shareholder class action lawsuits filed in the United States District Courts for the Southern District of New York, Central District of California and Northern District of California. The operative complaint is brought on behalf of a putative class of shareholders who acquired our American Depositary Shares from October 21, 2014 through January 29, 2015, inclusive. The complaints assert claims under the United States Securities Exchange Act of 1934.

       In June 2015, the U.S. Judicial Panel on Multidistrict Litigation ordered transfer of the actions in the Central District of California to the Southern District of New York for coordinated or consolidated pretrial proceedings with the four actions before that court. In June 2015, the Panel ordered transfer of the action pending in the Northern District of California to the Southern District of New York. All of the actions are now pending in the Southern District of New York under the master caption, Christine Asia Co., Ltd. et al. v. Alibaba Group Holding Limited et al., No. 1:15-md-02631-CM (S.D.N.Y.) and related cases.

       The Southern District of New York has appointed a Lead Plaintiff and Lead Counsel on behalf of the putative class pursuant to the Private Securities Litigation Reform Act.

       In June 2015, the Lead Plaintiff filed a consolidated amended complaint, which generally alleges that the registration statement and prospectus filed in connection with our initial public offering and various other public statements contained misrepresentations regarding our business operations and financial prospects, and failed to disclose, among other things, regulatory scrutiny by the SAIC prior to our initial public offering. Specifically, plaintiffs allege that we should have disclosed a 2014 SAIC anti-counterfeiting initiative in the e-commerce market, a July 16, 2014 administrative guidance meeting we had with the SAIC that was later the subject of a self-described "white paper" issued and then withdrawn by the SAIC, and the alleged impact of the sale of counterfeit goods on our financial results. Plaintiffs assert claims against our company and Executive Chairman Jack Yun Ma, Executive Vice Chairman Joseph C. Tsai, then Chief Executive Officer Jonathan Zhaoxi Lu and Chief Financial Officer Maggie Wei Wu for violation of sections 10(b) and 20(a) of the United States Exchange Act and Rule 10b-5. Plaintiffs seek unspecified damages, attorneys' fees and costs.

       In July 2015, the Defendants filed motions to dismiss the complaint for failure to state a claim. Briefing on the motion was complete on September 2015. The parties are awaiting the court's decision.

  California State Consolidated Securities Act Actions

       In October 2015, we were named as a defendant in the first of three securities class action lawsuits filed in the Superior Court of the State of California, San Mateo County. The three actions were consolidated in October 2015, and plaintiffs filed a consolidated complaint on March 25, 2016. The consolidated action is captioned Gary Buelow, et al. v. Alibaba Group Holding Limited, et al., No. CIV-535692 (San Mateo Sup. Ct.). The consolidated action is brought on behalf of a putative class of investors who purchased Alibaba American Depositary Shares pursuant or traceable to the IPO. The complaint alleges violations of Sections 11, 12(a)(2) and 15 of the United States Securities Act of 1933.

       The consolidated complaint names our company, Executive Chairman Jack Yun Ma, Executive Vice Chairman Joseph C. Tsai, then Chief Executive Officer Jonathan Zhaoxi Lu, Chief Financial Officer Maggie Wei Wu,

Director Masayoshi Son, General Counsel and Secretary Timothy A. Steinert, and 34 separate underwriters of our initial public offering. It alleges that our company, our senior officers who signed the registration statement, and the underwriters made material misrepresentations in our initial offering materials similar to those alleged in the above federal consolidated complaint.

       We filed a demurrer for failure to state a claim and lack of subject matter jurisdiction in response to the consolidated complaint on May 6, 2016. Briefing on the demurrer is expected to be complete in July 2016. Regulatory Inquiry

Pending SEC Inquiry

       Earlier this year, the SEC informed us that it was initiating an investigation into whether there have been any violations of the federal securities laws. The SEC has requested that we voluntarily provide it with documents and information relating to, among other things: our consolidation policies and practices (including our accounting for Cainiao Network as an equity method investee), our policies and practices applicable to related party transactions in general, and our reporting of operating data from Singles Day. We are voluntarily disclosing this SEC request for information and cooperating with the SEC and, through our legal counsel, have been providing the SEC with requested documents and information. The SEC advised us that the initiation of a request for information should not be construed as an indication by the SEC or its staff that any violation of the federal securities laws has occurred.

Concluded SEC Inquiry

       On January 30, 2015, following the release of the so-called SAIC "white paper," the SEC initiated a non-public inquiry into whether any violations of the federal securities laws had occurred. The SEC advised us that the existence of the inquiry should not be construed as an indication by the SEC or its Staff that we or any of our officers or directors had violated any of the federal securities laws. As part of its inquiry, the SEC requested that we voluntarily provide certain information. The SEC's initial information request covered background facts and other information related to our interaction with the SAIC, and related matters. In September 2015, the SEC notified us that it had concluded its inquiry and, based on the information it had received, it did not intend to recommend an enforcement action against us.

Kering Lawsuit

       In May 2015, we were named as a defendant in a lawsuit filed in the Southern District of New York by Gucci America Inc., Balenciaga S.A., Balenciaga America, Inc., Bottega Veneta S.A., Bottega Veneta Inc., Yves Saint Laurent America, Inc., Luxury Goods International (L.G.I.) S.A. and Kering S.A. The case is captioned Gucci America, Inc. et al. v. Alibaba Group Holding Ltd. et al., No. 15-cv-03784-PKC (S.D.N.Y.). A second amended complaint was filed in September 2015. The complaint generally alleges that merchants on our marketplaces sold allegedly counterfeit or otherwise trademark infringing merchandise, purportedly with our actual or constructive knowledge, and that we purportedly supported such merchants and merchandise. In their complaint, the plaintiffs assert multiple claims against our company and seek unspecified damages. We filed a motion to dismiss Plaintiffs' Racketeer Influenced and Corrupt Organizations Act, or RICO, claims in October 2015 and this motion is pending before the Court. Discovery on other claims is proceeding.

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

       We are a holding company incorporated in the Cayman Islands. In order for us to distribute any dividends to our shareholders and ADS holders, we rely on dividends distributed by our PRC subsidiaries. Dividend distributions from our PRC subsidiaries to us are subject to PRC taxes, such as withholding tax. In addition, regulations in the PRC currently permit payment of dividends of a PRC company only out of accumulated distributable after-tax profits as determined in accordance with its articles of association and the accounting standards and regulations in China. See "Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in the People's Republic of China — We rely to a significant extent on dividends and other distributions on equity paid by our principal operating subsidiaries in China and on remittances, including loans, from the variable interest entities in China to fund offshore cash and financing requirements."

B.    Significant Changes

       We have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9    THE OFFER AND LISTING

A.    Offer and Listing Details.

       Our ADSs, each representing one of our ordinary shares, have been listed on the New York Stock Exchange since September 19, 2014 under the symbol "BABA." The table below shows, for the periods indicated, the high and low market prices, based on the highest and lowest intraday sales prices, on the New York Stock Exchange for our ADSs through May 20, 2016.

	Market Price(1) (US$)
	High	Low
Annual highs and lows
Fiscal year 2015 (from September 19, 2014)	120.00	80.03
Fiscal year 2016	95.06	57.20
Quarterly highs and lows
Third calendar quarter 2015	85.38	57.20
Fourth calendar quarter 2015	86.42	58.20
First calendar quarter 2016	79.84	59.25
Second calendar quarter 2016 (through May 20, 2016)	85.89	75.01
Monthly highs and lows
December 2015	85.82	78.99
January 2016	78.68	65.34
February 2016	70.58	59.25
March 2016	79.84	69.86
April 2016	85.89	75.66
May 2016 (through May 20, 2016)	80.49	75.01

(1)
Source: Bloomberg

B.    Plan of Distribution

       Not applicable.

C.    Markets

       Our ADSs, each representing one of our ordinary shares, have been listed on the New York Stock Exchange since September 19, 2014 under the symbol "BABA."

D.    Selling Shareholders

       Not applicable.

E.    Dilution

       Not applicable.

F.     Expenses of the Issue

       Not applicable.

ITEM 10    ADDITIONAL INFORMATION

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

C.    Material Contracts

       We have not entered into any material contracts other than in the ordinary course of business and other than those described in "Item 4. Information on the Company," "Item 5. Operating and Financial Review and Prospects" or elsewhere in this annual report.

D.    Exchange Controls

       See "Item 4. Information on the Company — B. Business Overview — Regulation — Regulation of Foreign Exchange and Dividend Distribution — Foreign Exchange Regulation."

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

People's Republic of China Taxation

       We are a holding company incorporated in the Cayman Islands and we gain substantial income by way of dividends from our PRC subsidiaries. The EIT Law and its implementation rules, both of which became effective on January 1, 2008, provide that China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its equity holders that are non-resident enterprises, will normally be subject to PRC withholding tax at a rate of 10%, unless any such foreign investor's jurisdiction of incorporation has a tax treaty with China that provides for a lower withholding tax rate for which the foreign investor is eligible.

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

       See "Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in the People's Republic of China — We may be treated as a resident enterprise for PRC tax purposes under the PRC Enterprise Income Tax Law, and we may therefore be subject to PRC income tax on our global income." and "Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in the People's Republic of China — Dividends payable to our foreign investors and gains on the sale of our ADSs or ordinary shares by our foreign investors may become subject to PRC taxation."

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

F.     Dividends and Paying Agents

       Not applicable.

G.    Statement by Experts

       Not applicable.

H.   Documents on Display

       We have previously filed with the SEC our registration statement on Form F-1 (File No. 333-195736), as amended, with respect to our ordinary shares and ADSs. As allowed by the SEC, in Item 19 of this annual report, we incorporate by reference certain information we previously filed with the SEC. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this annual report.

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

I.     Subsidiary Information

       Not applicable.

ITEM 11    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risks

Interest Rate Risk

       Our main interest rate exposure relates to bank borrowings. In addition, one tranche of our unsecured senior notes bear interest at three-month LIBOR plus 0.520% per annum. We also have interest-bearing assets, including cash and cash equivalents, short-term investments and restricted cash. We manage our interest rate exposure with a focus on reducing our overall cost of debt and exposure to changes in interest rates. From time to time, we use derivatives, such as interest rate swaps, to manage our interest rate exposure. Approximately 92% of the aggregate principal amount of our bank borrowings and unsecured senior notes was at fixed rates, and the remaining 8% was at floating rates as of March 31, 2016.

       As of March 31, 2015 and 2016, if interest rates increased/decreased by 1%, with all other variables having remained constant, and assuming the amount outstanding at March 31, 2015 and 2016 under our bank borrowings and the tranche of our unsecured senior notes that bear floating interest was outstanding for the entire respective fiscal years, profit attributable to equity owners of our company would have been RMB1,202 million and RMB1,089 million (US$169 million) higher/lower, respectively, mainly as a result of higher/lower interest income from our cash and cash equivalents and short-term investments.

Foreign Exchange Risk

       Foreign currency risk arises from future commercial transactions, recognized assets and liabilities and net investments in foreign operations. Although we operate businesses in different countries, substantially all of our revenue-generating transactions, and a majority of our expense-related transactions, are denominated in Renminbi, which is the functional currency of our major operating subsidiaries and the reporting currency of our financial statements. From time to time, we enter into hedging activities with regard to exchange rate risk.

       The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Following the removal of the U.S. dollar peg, the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. In June 2010, the People's Bank of China increased the flexibility of the exchange rate and between June 30, 2010 and December 31, 2013, the value of the Renminbi appreciated approximately 12.0% against the U.S. dollar, although the value of the Renminbi depreciated approximately 2.5% against the U.S. dollar in 2014. In August 2015, the People's Bank of China changed the way it calculates the mid-point price of Renminbi against the U.S. dollar, requiring the market-makers who submit for reference rates to consider the previous day's closing spot rate, foreign-exchange demand and supply as well as changes in major currency rates. As a result, in 2015, the value of the Renminbi depreciated approximately 5.8% against the U.S. dollar, and from December 31, 2015 through May 20, 2016, the value of the Renminbi further depreciated approximately 1.1% against the U.S. dollar. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in greater fluctuations of the Renminbi against the U.S. dollar. Accordingly, it is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

       To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would reduce the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs, servicing our outstanding debts, or for other business purposes, appreciation of the U.S. dollar against the Renminbi would reduce the U.S. dollar amounts available to us.

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

       As of March 31, 2016, we had Renminbi-denominated cash and cash equivalents and short term investments of RMB82,302 million and U.S. dollar-denominated cash and cash equivalents of US$4,359 million. Assuming we had converted RMB82,302 million into U.S. dollars at the exchange rate of RMB6.448 for US$1.00 as of March 31, 2016, our total U.S. dollar cash balance would have been US$17,123 million. If the Renminbi had depreciated by 10% against the U.S. dollar, our U.S. dollar cash balance would have been US$15,963 million.

Market Price Risk

       We are exposed to market price risk primarily with respect to investment securities, to a lesser extent interest rate swaps and forward exchange contracts, held by us which are reported at fair value. A substantial portion of our investment in equity investees are all held for long-term appreciation or for strategic purposes. All of these are accounted for under cost or equity method and not subject to market price risk. We are not exposed to commodity price risk.

       The sensitivity analysis is determined based on the exposure of financial assets at fair value to market price risks related to equity and debt securities at the end of each reporting period. The securities we hold are accounted for as convertible bonds, trading securities or available-for-sale securities. Their changes in fair values are recorded as income for convertible bonds and trading securities or through equity for available-for-sale securities, respectively. If market prices of the respective instruments held by us had been 1% higher/lower as of March 31, 2015 and March 31, 2016, our investment securities would have been approximately RMB169 million and RMB228 million (US$35 million) higher/lower, respectively, of which RMB50 million and RMB56 million (US$8 million) relating to trading securities would be recognized as income or loss during the respective period.

ITEM 12    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.    Debt Securities

       Not applicable.

B.    Warrants and Rights

       Not applicable.

C.    Other Securities

       Not applicable.

D.    American Depositary Shares

Fees Paid by Our ADS Holders

       As an ADS holder, you will be required to pay the following service fees to the depositary, Citibank, N.A.:

Persons depositing or withdrawing shares or ADS holders must pay:	For:
Up to US$5.00 per 100 ADSs (or fraction thereof)

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
• Distribution of securities other than ADSs or rights to purchase additional ADSs.
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

Fees and Payments from the Depositary to Us

       Our depositary has agreed to reimburse us for certain expenses we incur that are related to the administration and maintenance of the ADS program. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. The depositary has reimbursed us for any expenses related to the administration and maintenance of the facility in an amount of US$13.7 million, after deduction of applicable U.S. taxes, for the year ended March 31, 2016.

PART II

ITEM 13    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

       None.

ITEM 14    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

       See "Item 10. Additional Information" for a description of the rights of securities holders, which remain unchanged.

ITEM 15    CONTROLS AND PROCEDURES

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

       Our management, under the supervision and with the participation of our principal executive officer and our principal financial officer, evaluated the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) or 15d-15(e) promulgated under the Exchange Act, at March 31, 2016. Based on that evaluation, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures are effective in ensuring that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms, and that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management's Annual Report on Internal Control over Financial Reporting

       Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. As required by Rule 13a-15(c) of the Exchange Act, our management conducted an evaluation of our company's internal control over financial reporting as of March 31, 2016 based on the framework in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of March 31, 2016.

       Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

       Our independent registered public accounting firm, PricewaterhouseCoopers, has audited the effectiveness of our internal control over financial reporting as of March 31, 2016, as stated in its report, which appears on page F-2 of this annual report.

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

	Year ended March 31,
	2015		2016
	(in thousands of RMB)
Audit Fees(1)	66,956	*	38,000
Audit-related Fees(2)	5,422		5,958
Tax Fees(3)	5,060		480
All Other Fees(4)	111		967

Total	77,549		45,405

*
Includes audit fees relating to our initial public offering completed in September 2014.
(1)
"Audit Fees" represents the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements and assistance with and review of documents filed with the SEC and other statutory and regulatory filings.
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

ITEM 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE

       Not applicable.

ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

       On August 12, 2015, we announced the implementation of a share repurchase program in an aggregate amount of up to US$4 billion over a period of two years. We have repurchased ADSs representing our ordinary shares on the open market under purchase plans adopted to implement the Share Repurchase Program. In addition, Jack Ma, our executive chairman, and Joe Tsai, our executive vice chairman, have jointly entered into our plans as affiliated purchasers.

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

       The table below summarizes the repurchases we made in the periods indicated.

Month	Total Number of Ordinary Shares Purchased(1)	Total Price Paid(1) (US$)	Average Price Paid Per Ordinary Share(2) (US$)	Total Number of Ordinary Shares Purchased as Part of Share Repurchase Program(3)	Approximate Dollar Value of Ordinary Shares that May Yet Be Purchased Under Share Repurchase Program(4) (US$, in millions)
April, 2015	29,018	531,875	18.33	—	—
May 2015	—	—	—	—	—
June 2015	70,833	1,310,411	18.50	—	—
July 2015	—	—	—	—	—
August 2015	20,523,626	1,440,310,625	70.18	18,653,009	2,690
September 2015	23,301,329	1,499,765,925	64.36	22,126,613	1,265
October 2015	906	—	Par value	—	1,265
November 2015	14,324	—	Par value	—	1,265
December 2015	—	—	—	—	1,265
January 2016	43,750	462,500	10.57	—	1,265
February 2016	7,219,297	455,836,405	63.14	5,775,441	900
March 2016	—	—	—	—	900

(1)
Includes (i) an aggregate of 46,555,063 ADSs representing our ordinary shares we repurchased pursuant to our Share Repurchase Program, (ii) an aggregate of 4,472,187 ADSs representing our ordinary shares repurchased by Jack Ma and Joe Tsai, our affiliate purchasers, and (iii) an aggregate of 175,833 ordinary shares, including 143,333 ordinary shares underlying unvested awards, we repurchased pursuant to our equity incentive award agreements.
(2)
Ordinary shares we repurchased pursuant to our equity incentive award agreements were generally repurchased at par or the exercise price paid by the grantee for such shares.
(3)
Includes only those ADSs representing our ordinary shares we repurchased pursuant to the Share Repurchase Program.
(4)
Our Share Repurchase Program, implemented in August 2015, authorizes the repurchase in an aggregate amount of up to US$4 billion over a period of two years.

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

       Under the New York Stock Exchange Listed Company Manual, or the NYSE Manual, U.S. domestic listed companies are required to have a majority independent board, which is not required under the Companies Law of the Cayman Islands, our home country. Currently, our board of directors is composed of eleven members, five of whom are independent directors. In addition, the NYSE Manual requires U.S. domestic listed companies to have a compensation committee and a nominating/corporate governance committee, each composed entirely of independent directors, which are not required under the Companies Law of the Cayman Islands. Currently, our compensation committee is composed of three members, only two of whom are independent directors. Our nominating and corporate governance committee is composed of three members, only two of whom are independent directors. In addition, the NYSE Manual requires shareholder approval for certain matters, such as requiring that shareholders must be given the opportunity to vote on all equity compensation plans and material revisions to those plans, which is not required under the Cayman Islands law. We intend to comply with the requirements of Cayman Islands law only in determining whether shareholder approval is required.

ITEM 16H.    MINE SAFETY DISCLOSURE.

       Not applicable.

PART III

ITEM 17    FINANCIAL STATEMENTS.

       We have provided financial statements pursuant to Item 18.

ITEM 18    FINANCIAL STATEMENTS.

       The following financial statements are filed as part of this annual report, together with the report of the independent auditors:

  •
  Report of Independent Registered Public Accounting Firm

  •
  Consolidated Income Statements for the years ended March 31, 2014, 2015 and 2016

  •
  Consolidated Statements of Comprehensive Income for the years ended March 31, 2014, 2015 and 2016

  •
  Consolidated Balance Sheets as of March 31, 2015 and 2016

  •
  Consolidated Statements of Changes in Shareholders' Equity for the years ended March 31, 2014, 2015 and 2016

  •
  Consolidated Statements of Cash Flows for the years ended March 31, 2014, 2015 and 2016

  •
  Notes to the Consolidated Financial Statements

ITEM 19    EXHIBITS.

Exhibit Number	Description of Document
1.1*	Form of Amended and Restated Memorandum and Articles of Association of the Registrant as currently in effect

2.1*	Registrant's Form of Ordinary Share Certificate

2.2†	Form of Deposit Agreement between the Registrant, the depositary and holders and beneficial holders of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, including the form of American Depositary Receipt

2.3†	Form of American depositary receipt evidencing American depositary shares (included in Exhibit 2.2)

2.4*	Amended and Restated Registration Rights Agreement among the Registrant and the persons whose names are set out in Schedule I thereto, dated September 18, 2012

2.5*	Voting Agreement by and among the Registrant, Yahoo! Inc., SoftBank Corp., the Management Members as defined therein and certain other shareholders of the Registrant

2.6††	Indenture, dated as of November 28, 2014 between the Registrant and Bank of New York Mellon as Trustee

2.7††	First Supplemental Indenture, dated as of November 28, 2014 between the Registrant and Bank of New York Mellon as Trustee

2.8††	Second Supplemental Indenture, dated as of November 28, 2014 between the Registrant and Bank of New York Mellon as Trustee

2.9††	Third Supplemental Indenture, dated as of November 28, 2014 between the Registrant and Bank of New York Mellon as Trustee

2.10††	Fourth Supplemental Indenture, dated as of November 28, 2014 between the Registrant and Bank of New York Mellon as Trustee

Exhibit Number	Description of Document
2.11††	Fifth Supplemental Indenture, dated as of November 28, 2014 between the Registrant and Bank of New York Mellon as Trustee

2.12††	Sixth Supplemental Indenture, dated as of November 28, 2014 between the Registrant and Bank of New York Mellon as Trustee

2.13††	Form of Floating Rate Senior Notes Due 2017 (included in Exhibit 2.7)

2.14††	Form of 1.625% Senior Notes Due 2017 (included in Exhibit 2.8)

2.15††	Form of 2.500% Senior Notes Due 2019 (included in Exhibit 2.9)

2.16††	Form of 3.125% Senior Notes Due 2021 (included in Exhibit 2.10)

2.17††	Form of 3.600% Senior Notes Due 2024 (included in Exhibit 2.11)

2.18††	Form of 4.500% Senior Notes Due 2034 (included in Exhibit 2.12)

2.19†††	Registration Rights Agreement dated as of November 28, 2014 between the Registrant and Morgan Stanley & Co. International plc, Citigroup Global Markets Inc., Deutsche Bank AG, Singapore Branch and J.P. Morgan Securities LLC

4.1*	2011 Equity Incentive Plan of the Registrant

4.2*	Senior Management Equity Incentive Plan

4.3*	Partner Capital Investment Plan

4.4*	Form of Indemnification Agreement between the Registrant and its directors and executive officers

4.5*	Form of Employment Agreement between the Registrant and its executive officers

4.6*	English translation of Loan Agreements entered into by and among Jack Ma, Simon Xie and Taobao (China) Software Co., Ltd., dated January 1, 2009, as amended on October 11, 2010 and March 13, 2013

4.7*	English translation of Exclusive Call Option Agreement entered into by and among Jack Ma, Simon Xie, Taobao (China) Software Co., Ltd. and Zhejiang Taobao Network Co., Ltd., dated January 21, 2009

4.8*	English translation of Proxy Agreement entered into by and among Jack Ma, Simon Xie, Taobao (China) Software Co., Ltd. and Zhejiang Taobao Network Co., Ltd., dated January 21, 2009

4.9*	English translation of Equity Pledge Agreements entered into by and among Jack Ma, Simon Xie, Taobao (China) Software Co., Ltd. and Zhejiang Taobao Network Co., Ltd., dated January 21, 2009, as amended on March 13, 2013

4.10*	English translation of Exclusive Technical Services Agreement entered into by and between Taobao (China) Software Co., Ltd. and Zhejiang Taobao Network Co., Ltd., dated January 21, 2009

4.11*	Share Repurchase and Preference Share Sale Agreement by and between the Registrant, Yahoo! Inc. and Yahoo! Hong Kong Holdings Limited, dated May 20, 2012

4.12*	First Amendment to Share Repurchase and Preference Share Sale Agreement by and between the Registrant, Yahoo! Inc. and Yahoo! Hong Kong Holdings Limited, dated September 11, 2012

4.13*	Second Amendment to Share Repurchase and Preference Share Sale Agreement by and between the Registrant, Yahoo! Inc. and Yahoo! Hong Kong Holdings Limited, dated October 14, 2013

4.14*	Amended and Restated Technology and Intellectual Property License Agreement by and between the Registrant and Yahoo! Inc., dated September 18, 2012

Exhibit Number	Description of Document
4.15*	Framework Agreement by and among the Registrant, Yahoo! Inc., SoftBank Corp., Alipay.com Co., Ltd., APN Ltd., Zhejiang Alibaba E-Commerce Co., Ltd., Jack Ma and Joseph C. Tsai and the Joinder Parties, dated July 29, 2011

4.16*	Amendment to Framework Agreement by and among the Registrant, Yahoo! Inc., SoftBank Corp., Alipay.com Co., Ltd., APN Ltd., Zhejiang Alibaba E-Commerce Co., Ltd., Jack Ma and Joseph C. Tsai and the Joinder Parties, dated November 15, 2012

4.17*	Second Amendment to Framework Agreement by and among the Registrant, Yahoo! Inc., SoftBank Corp., Alipay.com Co., Ltd., APN Ltd., Zhejiang Alibaba E-Commerce Co., Ltd., Jack Ma and Joseph C. Tsai and the Joinder Parties, dated May 3, 2014

4.18*	Waiver and Consent Agreement by and among the Registrant, Yahoo! Inc., SoftBank Corp., Alipay.com Co., Ltd., APN Ltd., Zhejiang Alibaba E-Commerce Co., Ltd., Jack Ma and Joseph C. Tsai and the Joinder Parties, dated January 23, 2014

4.19*	Commercial Agreement by and among the Registrant, Zhejiang Alibaba E-Commerce Co., Ltd. and Alipay.com Co., Ltd., dated July 29, 2011

4.20*	Amendment to Commercial Agreement by and among the Registrant, Zhejiang Alibaba E-Commerce Co., Ltd. and Alipay.com Co., Ltd., dated December 14, 2011

4.21*	Intellectual Property License and Software Technology Services Agreement by and between the Registrant and Alipay.com Co., Ltd., dated July 29, 2011

4.22*	Share Subscription and Purchase Agreement among Ali WB Investment Holding Limited, SINA Corporation and Weibo Corporation, dated April 29, 2013

4.23*	Agreement and Plan of Merger by and among Alibaba Investment Limited, Ali ET Investment Holding Limited and AutoNavi Holdings Limited, dated April 11, 2014

4.24*	Voting Agreement by and among Alibaba Investment Limited, Ali ET Investment Holding Limited and Shareholders Listed thereto, dated April 11, 2014

4.25††	English Translation of Loan Agreement between Simon Xie and Taobao (China) Software Co., Ltd., dated April 22, 2015

4.26*	Investment Agreement by and among Youku Tudou Inc., 1Look Holdings Ltd., Ali YK Investment Holding Limited and, solely for the purposes of Section 11.4, 11.5 and 11.16 therein, the Registrant, dated April 28, 2014

4.27*	Investor Rights Agreement by and among Youku Tudou Inc., Ali YK Investment Holding Limited and solely for the purposes of Section 7.1 and 7.2 and Article VIII therein, the Registrant and YF Venus Ltd, dated April 28, 2014

4.28*	Shareholders Agreement by and among Ali YK Investment Holding Limited and each of the persons listed on Exhibit A thereto, dated April 28, 2014

4.29*	Amended and Restated Share Purchase and Shareholders Agreement by and among Ali YK Investment Holding Limited, YF Venus Ltd and Alibaba Investment Limited, dated May 21, 2014

4.30*	Share Purchase Agreement by and among Ali UC Investment Holding Limited, the Management and the Selling Shareholders as defined therein, dated May 28, 2014

4.31*	Schedules of Material Differences of Contractual Arrangements of Material Variable Interest Entities of the Registrant

4.32*	Share and Asset Purchase Agreement by and among the Registrant, Zhejiang Ant Small and Micro Financial Services Group Co., Ltd., Yahoo! Inc., SoftBank Corp. and the other Parties named therein, dated August 12, 2014

Exhibit Number	Description of Document
4.33*	Second Amendment to Commercial Agreement by and among the Registrant, Zhejiang Ant Small and Micro Financial Services Group Co., Ltd. (formerly known as Zhejiang Alibaba E-Commerce Co., Ltd.) and Alipay.com Co., Ltd., dated August 12, 2014

4.34*	Amended and Restated Intellectual Property License and Software Technology Services Agreement by and among the Registrant, Zhejiang Ant Small and Micro Financial Services Group Co., Ltd. and Alipay.com Co., Ltd., dated August 12, 2014

4.35*	Data Sharing Agreement by and between the Registrant and Zhejiang Ant Small and Micro Financial Services Group Co., Ltd., dated August 12, 2014

4.36*	English Translation of Software System Use and Service Agreement between Alibaba (China) Co., Ltd. and Chongqing Alibaba Small Loan Co. Ltd., dated August 12, 2014

4.37*	US$3,000,000,000 Facility Agreement between the Registrant and other parties named therein, dated August 20, 2014

4.38*	Form of 2014 Post-IPO Equity Incentive Plan

4.39*	Third Amendment to Share Repurchase and Preference Share Sale Agreement by and between the Registrant, Yahoo! Inc. and Yahoo! Hong Kong Holdings Limited, dated July 14, 2014

4.40*	Form of Share Retention Agreement between the Registrant and certain members of management

4.41††	English Translation of Pledge Agreement between ICBC Credit Suisse Investment Management Co., Ltd. and Taobao (China) Software Co., Ltd., dated May 28, 2015

4.42††	Share Purchase Agreement among Alibaba Health Information Technology Limited, Ali JK Investment Holding Limit and other parties named therein, dated April 8, 2015

4.43†††	English translation of Share Subscription Agreement between Suning Commerce Group Co., Ltd. And Taobao (China) Software Co., Ltd., dated August 9, 2015

4.44†††	Investment Agreement by and between Alibaba Group Holding Limited and Suning Commerce Group Co., Ltd., dated August 9, 2015

4.45†††	Share Subscription Agreement between Alibaba Group Holding Limited and Zhejiang Ant Small and Micro Financial Services Group Co., Ltd., dated September 7, 2015

4.46	Agreement and Plan of Merger among Ali YK Investment Holding Limited, Ali YK Subsidiary Holding Limited, Youku Tudou Inc. and Alibaba Investment Limited, dated November 6, 2015

4.47	US$3,000,000,000 Facility Agreement between the Registrant and other parties named therein, dated March 9, 2016

4.48	Syndication and Amendment Agreement, dated May 3, 2016, in respect of a US$3,000,000,000 Facility Agreement dated March 9, 2016

4.49	Amended and Restated Investment Agreement by and between Alibaba Group Holding Limited and Suning Commerce Group Co., Ltd., dated August 9, 2015 and amended and restated as of May 19, 2016

8.1	Significant Subsidiaries and Consolidated Entities of the Registrant

11.1*	Code of Ethics of the Registrant

12.1	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit Number	Description of Document
15.1	Consent of PricewaterhouseCoopers — Independent Registered Public Accounting Firm

15.2	Consent of Fangda Partners

15.3	Consent of Maples and Calder

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

*
Previously filed with the Registration Statement on Form F-1 (File No. 333-195736), initially filed on May 6, 2014 and incorporated herein by reference.
†
Previously filed with the Registration Statement on Form F-6 (File No. 333-198401), dated August 27, 2014 and incorporated herein by reference.
††
Previously filed with our Annual Report on Form 20-F for the Fiscal Year Ended on March 31, 2015 (File No. 001-36614), filed on June 25, 2015 and incorporated herein by reference.
†††
Previously filed with the Registration Statement on Form F-4 (File No. 333-266575), initially filed on August 26, 2015 and incorporated herein by reference.
**
Furnished with this annual report on Form 20-F

SIGNATURES

       The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Alibaba Group Holding Limited

By:	/s/ DANIEL YONG ZHANG Name: Daniel Yong Zhang Title: Chief Executive Officer

Date: May 24, 2016

ALIBABA GROUP HOLDING LIMITED

INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Alibaba Group Holding Limited:

In our opinion, the accompanying consolidated balance sheets and the related consolidated income statements, consolidated statements of comprehensive income, changes in shareholders' equity and cash flows present fairly, in all material respects, the financial position of Alibaba Group Holding Limited and its subsidiaries (collectively, the "Company") at March 31, 2015 and 2016, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2016 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2016, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our audits (which was an integrated audit in 2016). We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers

PricewaterhouseCoopers
Hong Kong, May 24, 2016

ALIBABA GROUP HOLDING LIMITED
CONSOLIDATED INCOME STATEMENTS

		Year ended March 31,
		2014	2015	2016
		RMB	RMB	RMB	US$
					(Note 2(a))
		(in millions, except per share data)
	Notes
Revenue	5	52,504	76,204	101,143	15,686
Cost of revenue	23	(13,369)	(23,834)	(34,355)	(5,328)
Product development expenses	23	(5,093)	(10,658)	(13,788)	(2,138)
Sales and marketing expenses	23	(4,545)	(8,513)	(11,307)	(1,753)
General and administrative expenses	9, 23	(4,218)	(7,800)	(9,205)	(1,428)
Amortization of intangible assets	16	(315)	(2,089)	(2,931)	(455)
Impairment of goodwill	17	(44)	(175)	(455)	(71)

Income from operations		24,920	23,135	29,102	4,513
Interest and investment income, net		1,648	9,455	52,254	8,104
Interest expense		(2,195)	(2,750)	(1,946)	(301)
Other income, net	6, 23	2,429	2,486	2,058	319

Income before income tax and share of results of equity investees		26,802	32,326	81,468	12,635
Income tax expenses	7	(3,196)	(6,416)	(8,449)	(1,310)
Share of results of equity investees	14	(203)	(1,590)	(1,730)	(269)

Net income		23,403	24,320	71,289	11,056
Net (income) loss attributable to noncontrolling interests		(88)	(59)	171	27

Net income attributable to Alibaba Group Holding Limited		23,315	24,261	71,460	11,083
Accretion of Convertible Preference Shares	22	(31)	(15)	—	—
Dividends accrued on Convertible Preference Shares	22	(208)	(97)	—	—

Net income attributable to ordinary shareholders		23,076	24,149	71,460	11,083

Earnings per share/ADS attributable to ordinary shareholders	10
Basic		10.61	10.33	29.07	4.51
Diluted		10.00	9.70	27.89	4.33
Weighted average number of share/ADS used in computing earnings per share/ADS (million share)	10
Basic		2,175	2,337	2,458
Diluted		2,332	2,500	2,562

The accompanying notes form an integral part of these consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year ended March 31,
	2014	2015	2016
	RMB	RMB	RMB	US$
				(Note 2(a))
	(in millions)
Net income	23,403	24,320	71,289	11,056

Other comprehensive income:
- Foreign currency translation:
Change in unrealized gains	538	52	312	48
Less: reclassification adjustment for (gains) losses recorded in net income	(14)	—	21	3

Net change	524	52	333	51

- Available-for-sale securities:
Change in unrealized gains	306	3,102	2,343	363
Less: reclassification adjustment for gains recorded in net income	(13)	—	(422)	(65)
Less: tax effect	—	—	(488)	(76)

Net change	293	3,102	1,433	222

- Interest rate swaps under hedge accounting:
Change in unrealized gains (losses)	36	(36)	—	—

- Forward exchange contracts under hedge accounting:
Change in unrealized losses	—	—	(168)	(26)

Other comprehensive income	853	3,118	1,598	247

Total comprehensive income	24,256	27,438	72,887	11,303
Less: total comprehensive (income) loss attributable to noncontrolling interests	(90)	(56)	102	16

Total comprehensive income attributable to Alibaba Group Holding Limited	24,166	27,382	72,989	11,319

The accompanying notes form an integral part of these consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED
CONSOLIDATED BALANCE SHEETS

		As of March 31,
		2015	2016
		RMB	RMB	US$
				(Note 2(a))
		(in millions)
	Notes
Assets
Current assets:
Cash and cash equivalents		108,193	106,818	16,566
Short-term investments	2(q)	14,148	4,700	729
Restricted cash	11	2,297	1,346	209
Investment securities	12	3,658	4,178	648
Prepayments, receivables and other assets	13	13,813	17,028	2,640

Total current assets		142,109	134,070	20,792
Investment securities	12	14,611	29,392	4,558
Prepayments, receivables and other assets	13	4,085	6,007	932
Investment in equity investees	14	33,877	91,461	14,184
Property and equipment, net	15	9,139	13,629	2,114
Land use rights	2(v)	3,105	2,876	446
Intangible assets	16	6,575	5,370	833
Goodwill	17	41,933	81,645	12,662

Total assets		255,434	364,450	56,521

Liabilities, Mezzanine Equity and Shareholders' Equity
Current liabilities:
Current bank borrowings	20	1,990	4,304	667
Income tax payable		2,733	2,790	433
Accrued expenses, accounts payable and other liabilities	19	19,834	27,334	4,240
Merchant deposits	2(ab)	7,201	7,314	1,134
Deferred revenue and customer advances	18	7,914	10,297	1,597

Total current liabilities		39,672	52,039	8,071
Deferred revenue	18	445	418	65
Deferred tax liabilities	7	4,493	6,471	1,004
Non-current bank borrowings	20	1,609	1,871	290
Unsecured senior notes	21	48,994	51,596	8,002
Other liabilities	19	2,150	2,166	335

Total liabilities		97,363	114,561	17,767

The accompanying notes form an integral part of these consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED
CONSOLIDATED BALANCE SHEETS (CONTINUED)

		As of March 31,
		2015	2016
		RMB	RMB	US$
				(Note 2(a))
		(in millions)
	Notes
Commitments and contingencies	25, 26	—	—	—
Mezzanine equity		658	350	54
Alibaba Group Holding Limited shareholders' equity:
Ordinary shares, US$0.000025 par value; 4,000,000,000 shares authorized as of March 31, 2015 and 2016; 2,495,499,036 and 2,473,927,859 shares issued and outstanding as of March 31, 2015 and 2016, respectively		1	1	—
Additional paid-in capital		117,142	132,206	20,504
Treasury shares at cost	2(ae)	—	—	—
Restructuring reserve	4(b)	(1,152)	(888)	(138)
Subscription receivables	2(af)	(411)	(172)	(27)
Statutory reserves	2(ag)	2,715	3,244	503
Accumulated other comprehensive income
Cumulative translation adjustments		(1,095)	(1,050)	(163)
Unrealized gain on available-for-sale securities, interest rate swaps and others		3,397	4,894	760
Retained earnings		24,842	78,752	12,213

Total Alibaba Group Holding Limited shareholders' equity		145,439	216,987	33,652
Noncontrolling interests		11,974	32,552	5,048

Total equity		157,413	249,539	38,700

Total liabilities, mezzanine equity and equity		255,434	364,450	56,521

The accompanying notes form an integral part of these consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

							Accumulated other comprehensive income (loss)
								Unrealized gain (loss) on available-for-sale securities, interest rate swaps and others		Total Alibaba Group Holding Limited shareholders' equity (deficits)
	Ordinary shares								Retained earnings (Accumulated deficits)
			Additional paid-in capital	Treasury shares	Subscription receivables	Statutory reserves	Cumulative translation adjustments				Noncontrolling interests	Total equity
	Share	Amount
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(in millions, except share data)
Balance as of April 1, 2013	2,175,220,739	1	21,655	—	(852)	1,337	(1,666)	(8)	(20,491)	(24)	537	513
Foreign currency translation adjustment	—	—	—	—	16	—	536	—	—	552	2	554
Net change in unrealized gains on available-for-sale securities	—	—	—	—	—	—	—	293	—	293	—	293
Change in fair value of interest rate swaps under hedge accounting	—	—	—	—	—	—	—	36	—	36	—	36
Net income for the year	—	—	—	—	—	—	—	—	23,315	23,315	88	23,403
Deconsolidation of subsidiaries	—	—	—	—	—	—	(14)	—	—	(14)	—	(14)
Acquisition of shares of a consolidated subsidiary	—	—	(7)	—	—	—	—	—	—	(7)	(2)	(9)
Acquisition of subsidiaries	828,299	—	276	—	—	—	—	—	—	276	—	276
Issuance of ordinary shares for Partner Capital Investment Plan (Note 8(c))	18,000,000	—	—	—	—	—	—	—	—	—	442	442
Exercise of share options and vesting of early exercised options and RSUs, including repayment of related employee loans	30,880,761	—	700	—	(12)	—	—	—	—	688	—	688
Repurchase and retirement of ordinary shares	(3,943,139)	—	(32)	—	308	—	—	—	(504)	(228)	—	(228)
Amortization of compensation cost	—	—	2,784	—	—	—	—	—	—	2,784	12	2,796
Equity-settled donation	—	—	1,269	—	—	—	—	—	—	1,269	—	1,269
Issuance of ordinary shares in relation to investment in equity investees and others	5,824,000	—	637	—	—	—	—	—	—	637	—	637
Accretion to convertible preferred shareholders	—	—	(31)	—	—	—	—	—	—	(31)	—	(31)
Dividend to convertible preferred shareholders	—	—	(208)	—	—	—	—	—	—	(208)	—	(208)
Appropriation to statutory reserves	—	—	—	—	—	1,137	—	—	(1,137)	—	—	—

Balance as of March 31, 2014	2,226,810,660	1	27,043	—	(540)	2,474	(1,144)	321	1,183	29,338	1,079	30,417

The accompanying notes form an integral part of these consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (CONTINUED)

								Accumulated other comprehensive income (loss)
									Unrealized gain (loss) on available-for-sale securities, interest rate swaps and others
											Total Alibaba Group Holding Limited shareholders' equity
	Ordinary shares
			Additional paid-in capital	Treasury shares	Restructuring reserve (Note 4(b))	Subscription receivables	Statutory reserves	Cumulative translation adjustments		Retained earnings		Noncontrolling interests	Total equity
	Share	Amount
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(in millions, except share data)
Balance as of April 1, 2014	2,226,810,660	1	27,043	—	—	(540)	2,474	(1,144)	321	1,183	29,338	1,079	30,417
Foreign currency translation adjustment	—	—	—	—	—	—	—	49	10	—	59	(7)	52
Net change in unrealized gains on available-for-sale securities	—	—	—	—	—	—	—	—	3,102	—	3,102	—	3,102
Change in fair value of interest rate swaps under hedge accounting	—	—	—	—	—	—	—	—	(36)	—	(36)	—	(36)
Net income for the year	—	—	—	—	—	—	—	—	—	24,261	24,261	63	24,324
Liquidation and deconsolidation of subsidiaries	—	—	—	—	—	—	(26)	—	—	26	—	(378)	(378)
Acquisition of subsidiaries	8,876,755	—	3,782	—	—	—	—	—	—	—	3,782	10,897	14,679
Exercise of share options and vesting of early exercised options and RSUs, including repayment of related employee loans	20,240,334	—	516	—	—	160	—	—	—	—	676	—	676
Repurchase and retirement of ordinary shares	(892,859)	—	(13)	—	—	6	—	—	—	(249)	(256)	—	(256)
Deemed disposals of partial interest in subsidiaries arising from exercise or vesting of share-based awards	—	—	(7)	—	—	—	—	—	—	—	(7)	17	10
Repurchase from, net of subscription, by noncontrolling interest for Partner Capital Investment Plan (Note 8(c))	—	—	—	—	—	(37)	—	—	—	—	(37)	(86)	(123)
Redemption of treasury shares granted for Senior Management Share Incentive Scheme	—	—	15	—	—	—	—	—	—	—	15	(15)	—
Capital injection from noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	174	174
Amortization of compensation cost	—	—	12,659	—	—	—	—	—	—	—	12,659	291	12,950
Issuance of Ordinary Shares — initial public offer	149,220,834	—	61,536	—	—	—	—	—	—	—	61,536	—	61,536
Excess value receivable arising from the restructuring of the commercial arrangements with Ant Financial Services and related amortization (Note 4(b))	—	—	1,318	—	(1,152)	—	—	—	—	—	166	—	166
Conversion of convertible preferred shares	91,243,312	—	10,293	—	—	—	—	—	—	—	10,293	—	10,293
Accretion to convertible preferred shareholders	—	—	—	—	—	—	—	—	—	(15)	(15)	—	(15)
Dividend to convertible preferred shareholders	—	—	—	—	—	—	—	—	—	(97)	(97)	—	(97)
Dividend declared by a consolidated subsidiary to noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	(61)	(61)
Appropriation to statutory reserves	—	—	—	—	—	—	267	—	—	(267)	—	—	—

Balance as of March 31, 2015	2,495,499,036	1	117,142	—	(1,152)	(411)	2,715	(1,095)	3,397	24,842	145,439	11,974	157,413

The accompanying notes form an integral part of these consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (CONTINUED)

								Accumulated other comprehensive income (loss)
									Unrealized gain (loss) on available-for-sale securities, interest rate swaps and others
											Total Alibaba Group Holding Limited shareholders' equity
	Ordinary shares
			Additional paid-in capital	Treasury shares	Restructuring reserve (Note 4(b))	Subscription receivables	Statutory reserves	Cumulative translation adjustments		Retained earnings		Noncontrolling interests	Total equity
	Share	Amount
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(in millions, except share data)
Balance as of April 1, 2015	2,495,499,036	1	117,142	—	(1,152)	(411)	2,715	(1,095)	3,397	24,842	145,439	11,974	157,413
Foreign currency translation adjustment	—	—	—	—	—	(16)	—	24	232	—	240	56	296
Net change in unrealized gains on available-for-sale securities	—	—	—	—	—	—	—	—	1,433	—	1,433	—	1,433
Change in fair value of forward exchange contracts under hedge accounting	—	—	—	—	—	—	—	—	(168)	—	(168)	—	(168)
Net income for the year	—	—	—	—	—	—	—	—	—	71,460	71,460	(158)	71,302
Deconsolidation of subsidiaries	—	—	—	—	—	—	—	21	—	—	21	(10,849)	(10,828)
Acquisition of subsidiaries	—	—	—	—	—	—	—	—	—	—	—	31,409	31,409
Exercise of share options and vesting of early exercised options and RSUs, including repayment of related employee loans	25,016,386	—	519	—	—	255	—	—	—	—	774	—	774
Repurchase and retirement of ordinary shares	(46,587,563)	—	(2,774)	—	—	—	—	—	—	(17,021)	(19,795)	—	(19,795)
Acquisition of shares of a consolidated subsidiary	—	—	(30)	—	—	—	—	—	—	—	(30)	—	(30)
Redemption of treasury shares granted for Senior Management Share Incentive Scheme	—	—	13	—	—	—	—	—	—	—	13	(13)	—
Capital injection from noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	56	56
Amortization of compensation cost	—	—	16,434	—	—	—	—	—	—	—	16,434	80	16,514
Tax benefits from share-based awards	—	—	725	—	—	—	—	—	—	—	725	—	725
Amortization of excess value receivable arising from the restructuring of the commercial arrangements with Ant Financial Services (Note 4(b)) and others	—	—	177	—	264	—	—	—	—	—	441	—	441
Dividend declared by a consolidated subsidiary to noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	(3)	(3)
Appropriation to statutory reserves	—	—	—	—	—	—	529	—	—	(529)	—	—	—

Balance as of March 31, 2016	2,473,927,859	1	132,206	—	(888)	(172)	3,244	(1,050)	4,894	78,752	216,987	32,552	249,539

The accompanying notes form an integral part of these consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended March 31,
	2014	2015	2016
	RMB	RMB	RMB	US$
				(Note 2(a))
	(in millions)
Cash flows from operating activities:
Net income	23,403	24,320	71,289	11,056
Adjustments to reconcile net income to net cash provided by operating activities:
Revaluation of previously held equity interest	—	(6,535)	(18,603)	(2,885)
Loss (Gain) on disposals of equity investees	3	(128)	(3,089)	(479)
Realized and unrealized gain related to investment securities	(90)	(178)	(906)	(141)
Change in fair value of other assets and liabilities	(98)	102	84	13
Gain on disposals of other subsidiaries	(387)	(307)	(26,913)	(4,174)
Depreciation and amortization of property and equipment and land use rights	1,339	2,326	3,770	584
Amortization of intangible assets	315	2,089	2,931	455
Tax benefits from share-based awards	—	—	(1,120)	(174)
Share-based compensation expense	2,844	13,028	16,082	2,494
Equity-settled donation expense	1,269	—	—	—
Impairment of cost method equity investees and investment securities	119	419	1,864	289
Impairment of goodwill	44	175	455	71
Gain on disposals of property and equipment	—	(13)	(11)	(2)
Amortization of restructuring reserve (Note 4(b))	—	166	264	41
Share of results of equity investees	203	1,590	1,730	269
Deferred income taxes	1,466	1,659	1,226	190
Allowance for doubtful accounts relating to micro loans	442	650	(9)	(1)
Changes in assets and liabilities, net of effects of acquisitions and disposals:
Restricted cash and escrow receivables	(1,329)	(851)	—	—
Prepayments, receivables and other assets	(12,742)	(13,927)	(4,012)	(622)
Income tax payable	1,008	1,410	1,237	192
Accrued expenses, accounts payable and other liabilities	5,336	11,415	8,104	1,257
Merchant deposits	1,628	2,490	113	18
Deferred revenue and customer advances	1,606	1,317	2,350	364

Net cash provided by operating activities	26,379	41,217	56,836	8,815

Cash flows from investing activities:
(Increase) Decrease in short-term investments, net	(8,304)	(1,113)	4,619	716
Decrease in restricted cash	199	1,139	746	116
(Increase) Decrease in trading investment securities, net	(147)	(16)	9	1
Acquisitions of available-for-sale and held-to-maturity securities	(2,972)	(11,801)	(15,363)	(2,382)
Disposals of available-for-sale and held-to-maturity securities	372	939	2,177	338
Acquisitions of equity investees	(16,468)	(23,430)	(37,625)	(5,835)
Disposals of equity investees	89	99	10,021	1,554
Acquisitions of:
Land use rights and construction in progress	(1,491)	(2,935)	(5,407)	(839)
Other property, equipment and intangible assets	(3,285)	(4,770)	(5,438)	(843)
Cash paid for business combinations, net of cash acquired	(732)	(10,255)	(1,495)	(232)
Deconsolidation and disposal of subsidiaries, net of cash proceeds (Note 4(b) and (e))	(46)	(1,271)	4,890	758
Loans to employees, net of repayments	(212)	(40)	35	5

Net cash used in investing activities	(32,997)	(53,454)	(42,831)	(6,643)

The accompanying notes form an integral part of these consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

	Year ended March 31,
	2014	2015	2016
	RMB	RMB	RMB	US$
				(Note 2(a))
	(in millions)
Cash flows from financing activities:
Issuance of ordinary shares, including repayment of loan and interest receivable on employee loans for the exercise of ordinary shares	1,638	61,831	693	108
Repurchase of ordinary shares	(157)	(270)	(19,795)	(3,070)
Issuance (Repurchase) of ordinary shares for Partner Capital Investment Plan (Note 8(c))	442	(123)	—	—
Payment of dividend on Convertible Preference Shares (Note 22)	(208)	(104)	—	—
Redemption of Redeemable Preference Shares	(5,131)	—	—	—
Acquisition of the remaining noncontrolling interest in a subsidiary	(9)	—	—	—
Dividend paid by a consolidated subsidiary to noncontrolling interests	—	(61)	(3)	—
Capital Injection from noncontrolling interest	—	174	56	9
Deemed disposals of partial interest in subsidiaries, net of related costs	—	6	—	—
Tax benefits from share-based awards	—	—	725	112
Proceeds from secured borrowings relating to micro loans	53,195	88,422	—	—
Repayment of secured borrowings relating to micro loans	(46,029)	(82,269)	—	—
Proceeds from current bank borrowings	681	25,804	28,208	4,374
Repayment of current bank borrowings	(423)	(24,734)	(26,349)	(4,086)
Proceeds from non-current bank borrowings	30,153	19,602	765	119
Repayment of non-current bank borrowings	(24,788)	(49,538)	(146)	(23)
Proceeds from unsecured senior notes	—	48,757	—	—

Net cash provided by (used in) financing activities	9,364	87,497	(15,846)	(2,457)

Effect of exchange rate changes on cash and cash equivalents	(97)	(112)	466	72

Increase (Decrease) in cash and cash equivalents	2,649	75,148	(1,375)	(213)
Cash and cash equivalents at beginning of year	30,396	33,045	108,193	16,779

Cash and cash equivalents at end of year	33,045	108,193	106,818	16,566

The accompanying notes form an integral part of these consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

Supplemental disclosures of cash flow information:

Payment of income taxes

       Income tax paid was RMB722 million, RMB3,458 million and RMB6,465 million for the years ended March 31, 2014, 2015 and 2016, respectively.

Payment of interest

       Interest paid was RMB1,220 million, RMB956 million and RMB1,560 million for the years ended March 31, 2014, 2015 and 2016, respectively.

Business combinations

	Year ended March 31,
	2014	2015	2016
	(in millions of RMB)
Cash paid for business combinations	(767)	(16,291)	(3,055)
Cash acquired in business combinations	35	6,036	1,560

	(732)	(10,255)	(1,495)

Major non-cash transactions

       During the year ended March 31, 2014, the Company entered into certain non-compete agreements with certain key individuals in exchange for restricted shares, restricted share units and options underlying 7,195,581 ordinary shares of the Company. The Company did not have similar arrangement during the year ended March 31, 2015 and 2016.

Restructuring of equity investments

       During the year ended March 31, 2016, RMB6,202 million included in both acquisitions and disposals of equity investees under investing activities were related to the restructuring of certain equity investments, including Cainiao Network (Note 4(w)) and others, to establish new holding company. The Company withdrew the investments in such underlying equity investees and the proceeds from the withdrawals were reinvested in full in their new holding companies established.

The accompanying notes form an integral part of these consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2014, 2015 AND 2016

1.     Organization and principal activities

  Alibaba Group Holding Limited (the "Company," and where appropriate, the term "Company" also refers to its subsidiaries and variable interest entities as a whole), was incorporated in the Cayman Islands on June 28, 1999. The Company is a holding company and conducts its businesses primarily through its subsidiaries and variable interest entities ("VIEs"). The Company is principally engaged in online and mobile commerce through offering of products, services and technology that enable merchants, brands and other businesses to transform the way they market, sell and operate in the People's Republic of China (the "PRC" or "China") and internationally. Major shareholders of the Company include SoftBank Corp. ("SoftBank") and Yahoo! Inc. ("Yahoo").

  The Company's core commerce business is comprised of marketplaces operating in retail commerce in China, wholesale commerce in China and international and cross-border commerce. Retail commerce in China operated by the Company includes (i) the China online commerce destination ("Taobao Marketplace"); (ii) the China third-party platform for brands and retailers ("Tmall") and (iii) the sales and marketing platform for flash sales ("Juhuasuan"). Wholesale commerce in China operated by the Company includes the China domestic wholesale marketplace ("1688.com"). International and cross-border commerce operated by the Company includes (i) the global marketplace targeting consumers from around the world to buy directly from manufacturers and distributors in China ("AliExpress"); (ii) a platform within the Tmall for overseas brands and retailers to reach Chinese consumers without the need for physical operations in China ("Tmall Global") and (iii) the wholesale marketplace for global trade ("Alibaba.com").

  In addition, the Company is a provider of public cloud services which offers a complete suite of cloud services: including elastic computing, database, storage and content delivery network, large scale computing, security and management and application services, to third-party customers ("Alibaba Cloud Computing"). The Company also operates business in mobile media and entertainment through three distribution platforms, UCWeb mobile media, game publishing and multi-screen entertainment as well as content creation and production companies in film, music and sports. The Company also participates in the logistics and local services sectors through investments in Cainiao Network (Note 4(w)) and Koubei (Note 4(n)), respectively. In addition, the Company has a profit sharing interest in Ant Financial Services (Note 4(b)), the financial services group that operates through Alipay.com Co., Ltd. ("Alipay"), a third-party online payment platform in China. The Company makes available online payment processing services ("Payment Services") on its marketplaces through an arrangement with Alipay.

  The Company derives substantially all of its revenue from the PRC.

2.     Summary of significant accounting policies

(a)   Basis of presentation

  The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

  Translations of balances in the consolidated balance sheet, consolidated income statement, consolidated statement of comprehensive income and statement of cash flows from Renminbi ("RMB") into the United States Dollar ("US$") as of and for the year ended March 31, 2016 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.4480, representing the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on March 31, 2016. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on March 31, 2016, or at any other rate.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2014, 2015 AND 2016

2.     Summary of significant accounting policies (Continued)

(b)   Use of estimates

  The preparation of the consolidated financial statements in conformity with U.S. GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

(c)   Consolidation

  The consolidated financial statements include the financial statements of the Company, its subsidiaries, including the wholly-foreign owned enterprises ("WFOEs"), and VIEs for which the Company is the primary beneficiary. All transactions and balances among the Company, its subsidiaries and VIEs have been eliminated upon consolidation. The results of subsidiaries and VIEs acquired or disposed of are recorded in the consolidated income statements from the effective date of acquisition or up to the effective date of disposal, as appropriate.

  A subsidiary is an entity in which (i) the Company directly or indirectly controls more than 50% of the voting power; or (ii) the Company has the power to appoint or remove the majority of the members of the board of directors or to cast a majority of votes at the meeting of the board of directors or to govern the financial and operating policies of the investee pursuant to a statute or under an agreement among the shareholders or equity holders. A VIE entity is required to be consolidated by the primary beneficiary of the entity if the equity holders in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.

  To comply with the PRC legal restrictions on foreign ownership of companies that operate Internet content and other restricted businesses, the Company operates its websites and engages in such restricted services in the PRC through certain PRC domestic companies, whose equity interests are held by certain management members or founders of the Company. The registered capital of these PRC domestic companies was funded by the Company through loans extended to certain management members or founders of the Company. The Company has entered into certain exclusive technical services agreements with these PRC domestic companies, which entitle it to receive a majority of their residual returns and make it obligatory for the Company to absorb a majority of the risk of losses from their activities. In addition, the Company has entered into certain agreements with those management members or founders, including loan agreements that require them to contribute registered capital to those PRC domestic companies, exclusive call option agreements to acquire the equity interests in these companies when permitted by the PRC laws, rules and regulations, equity pledge agreements of the equity interests held by those management members or founders, and proxy agreements that irrevocably authorize individuals designated by the Company to exercise the equity owner's rights over these PRC domestic companies.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2014, 2015 AND 2016

2.     Summary of significant accounting policies (Continued)

(c)   Consolidation (Continued)

  Details of the typical VIE structure of the Company's significant VIEs, primarily domestic companies associated with the operations of Taobao Marketplace, Tmall, Juhuasuan, 1688.com, AliExpress, Alibaba.com and Alibaba Cloud Computing, are set forth below:

  (i)
  Contracts that give the Company effective control of VIEs

    Loan agreements

    Pursuant to the relevant loan agreements, the respective WFOEs have granted interest-free loans to the relevant VIEs equity holders, which may only be used for the purpose of capital contributions to the relevant VIEs or as may be otherwise agreed by the WFOEs. The WFOEs may require acceleration of repayment at their absolute discretion. When the VIEs equity holders make early repayment of the outstanding amount, the WFOEs or a third party designated by the WFOEs may purchase the equity interests in the VIEs at a price equal to the outstanding amount of the loan, subject to any applicable PRC laws, rules and regulations. The VIEs equity holders undertake not to enter into any prohibited transactions in relation to the VIEs, including the transfer of any business, material assets, intellectual property rights or equity interests in the VIEs to any third party.

    Exclusive call option agreements

    The VIEs equity holders have granted the WFOEs exclusive call options to purchase their equity interest in the VIEs at an exercise price equal to the higher of (i) the registered capital in the VIEs; and (ii) the minimum price as permitted by applicable PRC laws. Each relevant VIE has further granted the relevant WFOE an exclusive call option to purchase its assets at an exercise price equal to the book value of the assets or the minimum price as permitted by applicable PRC laws, whichever is higher. The WFOEs may nominate another entity or individual to purchase the equity interest or assets, if applicable, under the call options. Each call option is exercisable subject to the condition that applicable PRC laws, rules and regulations do not prohibit completion of the transfer of the equity interest or assets pursuant to the call option. Each WFOE is entitled to all dividends and other distributions declared by the VIE, and the VIE equity holders have agreed to give up their rights to receive any distributions or proceeds from the disposal of their equity interests in the VIE which are in excess of the original registered capital that they contributed to the VIE, and to pay any such distributions or premium to the WFOE. The exclusive call option agreements remain in effect until the equity interest or assets that are the subject of such agreements are transferred to the WFOEs.

    Proxy agreements

    Pursuant to the relevant proxy agreements, each of the VIEs equity holders irrevocably authorizes any person designated by the WFOEs to exercise his rights as an equity holder of the VIEs, including the right to attend and vote at equity holders' meetings and appoint directors.

    Equity pledge agreements

    Pursuant to the relevant equity pledge agreements, the relevant VIEs equity holders have pledged all of their interests in the equity of the VIEs as a continuing first priority security interest in favor of the

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2014, 2015 AND 2016

2.     Summary of significant accounting policies (Continued)

(c)   Consolidation (Continued)

    corresponding WFOEs to secure the outstanding amounts advanced under the relevant loan agreements described above and to secure the performance of obligations by the VIEs and/or the equity holders under the other structure contracts. Each WFOE is entitled to exercise its right to dispose of the VIEs equity holders' pledged interests in the equity of the VIE and has priority in receiving payment by the application of proceeds from the auction or sale of such pledged interests, in the event of any breach or default under the loan agreement or other structure contracts, if applicable. These equity pledge agreements remain in force for the duration of the relevant loan agreement and other structure contracts. These equity pledges have been registered with the relevant office of the Administrations for Industry and Commerce in the PRC.

  (ii)
  Contracts that enable the Company to receive substantially all of the economic benefits from the VIEs

    Exclusive technical services agreements

    Each relevant VIE has entered into an exclusive technical services agreement with the respective WFOE, pursuant to which the relevant WFOE provides exclusive technical services to the VIE. In exchange, the VIE pays a service fee to the WFOE which typically amount to what would be substantially all of the VIE's pre-tax profit, resulting in a transfer of substantially all of the profits from the VIE to the WFOE.

    Other arrangements

    The exclusive call option agreements described above also enable the Company to receive substantially all of the economic benefits from the VIEs by typically entitling the WFOEs to all dividends and other distributions declared by the VIEs and to any distributions or proceeds from the disposal by the VIEs equity holders of their equity interests in the VIEs that are in excess of the original registered capital that they contributed to the VIEs.

  Based on these contractual agreements, the Company believes that the PRC domestic companies as described above should be considered as VIEs because the equity holders do not have significant equity at risk nor do they have the characteristics of a controlling financial interest and the Company is the primary beneficiary of these PRC domestic companies. Accordingly, the Company believes that these VIEs should be consolidated based on the structure as described above.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2014, 2015 AND 2016

2.     Summary of significant accounting policies (Continued)

(c)   Consolidation (Continued)

  The following financial information of the VIEs in the PRC was recorded in the accompanying consolidated financial statements:

	As of March 31,
	2015	2016
	(in millions of RMB)
Cash and cash equivalents and short-term investments	2,272	3,978
Amounts due from Ant Financial Services	2,741	247
Investment in equity investees and securities	4,018	11,605
Property and equipment and intangible assets	1,353	1,218
Others	3,427	2,698
Total assets	13,811	19,746
Amounts due to WFOEs and other non-VIEs group companies	7,741	12,372
Others	3,679	4,649
Total liabilities	11,420	17,021

	Year ended March 31,
	2014	2015	2016
	(in millions of RMB)
Revenue (i)	6,170	10,457	8,558
Net (loss) income (i)	(587)	659	35
Net cash (used in) provided by operating activities	(2,642)	(7,343)	1,224
Net cash used in investing activities	(1,337)	(5,502)	(7,160)
Net cash provided by financing activities	4,157	13,018	6,494
  (i)
  Revenue and net (loss) income earned and incurred by the VIEs are primarily from the businesses of providing display marketing on the Company's retail marketplaces, cloud computing services as well as mobile media and entertainment services and others.

  The VIEs did not have any material related party transactions except for those transacted with WFOEs which were eliminated in these consolidated financial statements and the related party transactions disclosed in Note 23 or elsewhere in these consolidated financial statements.

  Under the contractual arrangements with the VIEs, the Company has the power to direct activities of the VIEs and can have assets transferred out of the VIEs under its control. Therefore, the Company considers that there is no asset in any of the consolidated VIEs that can be used only to settle obligations of the VIEs, except for registered capital and PRC statutory reserves. As all consolidated VIEs are incorporated as limited liability companies under the Company Law of the PRC, creditors of the VIEs do not have recourse to the general credit of the Company for any of the liabilities of the consolidated VIEs.

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

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2014, 2015 AND 2016

2.     Summary of significant accounting policies (Continued)

(c)   Consolidation (Continued)

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

(d)  Business combinations and noncontrolling interests

  The Company accounts for its business combinations using the acquisition method of accounting in accordance with Accounting Standards Codification ("ASC") 805 "Business Combinations." The cost of an acquisition is measured as the aggregate of the acquisition date fair values of the assets transferred and liabilities incurred by the Company to the sellers and equity instruments issued. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets and liabilities acquired or assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total costs of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated income statements. During the measurement period, which can be up to one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the consolidated statements of operations.

  In a business combination achieved in stages, the Company re-measures the previously held equity interest in the acquiree immediately before obtaining control at its acquisition-date fair value and the re-measurement gain or loss, if any, is recognized in the consolidated income statements.

  When there is a change in ownership interests that result in a loss of control of a subsidiary, the Company deconsolidates the subsidiary from the date control is lost. Any retained noncontrolling investment in the former subsidiary is measured at fair value and is included in the calculation of the gain or loss upon deconsolidation of the subsidiary.

  For the Company's majority-owned subsidiaries and VIEs, a noncontrolling interest is recognized to reflect the portion of their equity which is not attributable, directly or indirectly, to the Company. Consolidated net income (loss) on the consolidated income statements includes the net income (loss) attributable to noncontrolling interests and mezzanine equity holders when applicable. Net income (loss) attributable to mezzanine equity holders is included in net income (loss) attributable to noncontrolling interests on the consolidated income statements, while it is excluded from the consolidated statements of changes in shareholders' equity. The cumulative results of operations attributable to noncontrolling interests, along with adjustments for share-based compensation expense arising from outstanding share-based awards relating to subsidiaries' shares, are also recorded as noncontrolling interests in the Company's consolidated balance sheets. Cash flows related to transactions with noncontrolling interests are presented under financing activities in the consolidated statements of cash flows.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2014, 2015 AND 2016

2.     Summary of significant accounting policies (Continued)

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

(f)   Foreign currency translation

  The functional currency of the Company is US$ and reporting currency of the Company is RMB. The Company's subsidiaries and VIEs with operations in the PRC, Hong Kong, United States and other jurisdictions use their respective currencies as their functional currencies. The financial statements of the Company's subsidiaries and VIEs, other than the subsidiaries and VIEs with the functional currency of RMB, are translated into RMB using the exchange rate as of the balance sheet date for assets and liabilities and average exchange rate for the year for income and expense items. Translation gains and losses are recorded in accumulated other comprehensive income or loss as a component of shareholders' equity.

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

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2014, 2015 AND 2016

2.     Summary of significant accounting policies (Continued)

(g)   Revenue recognition (Continued)

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

  When services are exchanged or swapped for other services, the exchange is regarded as a revenue-generating transaction. The amount of revenue recognized for barter transactions was insignificant for each of the periods presented.

  Revenue recognition policies for each type of service are analyzed as follows:

  Online marketing services revenue

  The Company receives service fees from merchants on the retail and wholesale marketplaces for pay for performance ("P4P") marketing services, display marketing, placement services and Taobaoke program on the Company's marketplaces and certain third party marketing affiliates' websites.

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

  Display marketing allows merchants to place advertisements in particular areas of a web page, at fixed prices or prices established by a real-time bidding system, in particular formats and over particular periods of time. In general, merchants need to prepay for display marketing and revenue is recognized ratably over the period in which the advertisement is displayed or when an advertisement appears on pages clicked or viewed by users.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2014, 2015 AND 2016

2.     Summary of significant accounting policies (Continued)

(g)   Revenue recognition (Continued)

  In delivery of these online marketing services, the Company, through the third-party marketing affiliate program, also places the P4P marketing services content of the participating merchants on third-party websites in the forms of picture or text links through contextual relevance technology to match merchants' marketing content to the textual content of the third-party website and the users' attributes based on the Company's systems and algorithms. When such links on third-party websites are clicked, users are diverted to a landing page of the Company's marketplaces where listings of the participating merchant as well as similar products or services of other merchants are presented. These other merchants may include those also participating in the online marketing services through the third-party marketing affiliate program or those only purchasing online marketing services on the Company's own marketplaces, as well as, in some cases, those who do not purchase online marketing services at all. Revenue is only recognized when such users further click on the P4P marketing content on such landing pages. In limited cases, the Company may embed a search box for one of its marketplaces on such third-party websites, and when a keyword is input into the search box, the user will be diverted to the Company's website where search results are presented and revenue can be generated through a similar mechanism. For third-party marketing affiliates with whom the Company has an arrangement to share such revenue, traffic acquisition cost is also recognized at the same time if the P4P marketing content on the landing page clicked by the users is from merchants participating in the third-party marketing affiliate program. The Company places display marketing content on third-party websites in a similar manner. A substantial portion of online marketing services revenue generated through the third-party marketing affiliate program represented P4P marketing services revenue for each of the years presented. P4P marketing service revenue as well as display marketing revenue generated on the Company's marketplaces or through the third-party marketing affiliate program are recorded on a gross basis principally because the Company is the primary obligor to the merchants in the arrangements.

  The Company receives placement services fees from merchants on promotional slots for a specified period on the Company's Juhuasuan marketplace and recognizes those fees as revenue when the underlying promotional services are provided.

  In addition, the Company offers the Taobaoke program which generates commissions from merchants for transactions completed and settled by consumers sourced from certain third party marketing affiliates' websites. The Company's portion of commission revenue generated through third party marketing affiliates' websites is recognized at the time when the underlying transaction is completed and is recorded on a net basis principally because the Company is not the primary obligor as it does not have latitude in establishing prices or does not have inventory risk. In certain occasions where the Company is obligated to pay for website inventory costs in fixed amounts to third-party marketing affiliates regardless of whether commission revenue is generated from these marketing affiliates, such commission revenue is recorded on a gross basis.

  Commissions on transactions

  The Company earns commissions from merchants when transactions are completed and settled on certain retail marketplaces of the Company. Such commissions are generally determined as a percentage based on the value of merchandise being sold by the merchants. Revenue related to commissions is recognized in the consolidated income statements at the time when the underlying transaction is completed.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2014, 2015 AND 2016

2.     Summary of significant accounting policies (Continued)

(g)   Revenue recognition (Continued)

  Membership and storefront fees

  The Company earns membership revenue from wholesale sellers in respect of the sale of membership packages and subscriptions which allow them to host premium storefronts on the Company's wholesale marketplaces. The Company also earns revenue from merchants who subscribe to Wangpu, the Company's storefront software that includes a suite of tools that assist merchants in upgrading, decorating and managing their storefronts on retail marketplaces. These service fees are paid in advance for a specific contracted service period. All these fees are initially deferred when received and revenue is recognized ratably over the term of the respective service contracts as the services are provided.

  Cloud computing

  The Company earns revenue from cloud computing from the provision of services such as elastic computing, database services and storage and large scale computing services, as well as web hosting and domain name registration. Revenue is recognized at the time when the services are provided or ratably over the term of the service contracts as appropriate.

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

(h)  Cost of revenue

  Cost of revenue consists primarily of staff costs and share-based compensation expense, payment processing fees, expenses associated with the operation of the Company's websites, such as bandwidth and co-location fees, depreciation and maintenance costs for computers, servers, call centers and other equipment, traffic acquisition costs, logistics costs and other related incidental expenses that are directly attributable to the Company's principal operations.

(i)   Product development expenses

  Product development expenses consist primarily of staff costs and share-based compensation expense and other related incidental expenses that are directly attributable to the development, maintenance and enhancement of the infrastructure, applications, operating systems, software, database and network for the Company's marketplaces, mobile products as well as transaction and service platforms. In addition, royalty fees accrued and paid to Yahoo up to the closing of the Company's initial public offering in September 2014 are recorded as part of product development expenses (Note 23).

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2014, 2015 AND 2016

2.     Summary of significant accounting policies (Continued)

(i)   Product development expenses (Continued)

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

(j)   Sales and marketing expenses

  Sales and marketing expenses consist primarily of online and offline advertising expenses, promotion expenses, sales commissions, staff costs and share-based compensation expense and other related incidental expenses that are incurred directly to attract or retain consumers and merchants for the Company's marketplaces.

  The Company expenses the costs of producing advertisements at the time production occurs, and expenses the costs of delivering advertisements in the period in which the advertising space or airtime is used. Advertising and promotional expenses totaled RMB2,022 million, RMB4,090 million and RMB5,524 million during the years ended March 31, 2014, 2015 and 2016, respectively.

(k)   Share-based compensation

  Share-based awards granted to the Company's employees are measured at fair value on grant date and share-based compensation expense is recognized (i) immediately at the grant date if no vesting conditions are required, or (ii) using the accelerated attribution method, net of estimated forfeitures, over the requisite service period. The fair value of share options is determined using the Black-Scholes valuation model and the fair value of restricted shares and restricted share units ("RSUs") is determined with reference to the fair value of the underlying shares. Share-based awards granted to non-employees are initially measured at fair value on the grant date and re-measured at each reporting date through the vesting date. Such value is recognized as expense over the respective service period, net of estimated forfeitures. Share-based compensation expense, when recognized, is charged to the consolidated income statements with the corresponding entry to additional paid-in capital or noncontrolling interests as disclosed in Note 2(d).

  At each date of measurement, the Company reviews internal and external sources of information to assist in the estimation of various attributes to determine the fair value of the share-based awards granted by the Company, including but not limited to the fair value of the underlying shares, expected life, expected volatility and expected forfeiture rates. As the Company was a private company prior to its initial public offering (Note 4(a)), the sources utilized to determine those attributes at the date of measurement were subjective in nature and required the Company to use judgment in applying such information to the share valuation models. The Company was required to consider many factors and made certain assumptions during this assessment. If any of the assumptions used to determine the fair value of the share-based awards changes significantly, share-based compensation expense may differ materially in the future from that recorded in the current reporting period.

(l)   Other employee benefits

  The Company's subsidiaries and VIEs in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain retirement, medical and other welfare benefits are

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2014, 2015 AND 2016

2.     Summary of significant accounting policies (Continued)

(l)   Other employee benefits (Continued)

  provided to employees. The relevant labor regulations require the Company's subsidiaries in the PRC to pay the local labor and social welfare authorities monthly contributions at a stated contribution rate based on the monthly basic compensation of qualified employees. The relevant local labor and social welfare authorities are responsible for meeting all retirement benefits obligations and the Company's subsidiaries in the PRC have no further commitments beyond their monthly contributions. The contributions to the plan are expensed as incurred. During the years ended March 31, 2014, 2015 and 2016, contributions to such plan amounting to RMB974 million, RMB1,601 million and RMB2,094 million, respectively, were charged to the consolidated income statements.

  The Company also makes payments to other defined contribution plans for the benefit of employees employed by subsidiaries outside of the PRC. Amounts contributed during the years ended March 31, 2014, 2015 and 2016 were insignificant.

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

  The Company adopts ASC 740-10-25 "Income Taxes" which prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures. The Company did not have significant unrecognized uncertain tax positions or any unrecognized liabilities, interest or penalties associated with unrecognized tax benefit as of and for the years ended March 31, 2014, 2015 and 2016.

(n)  Government grants

  For government grants that are non-operating in nature and with no further conditions to be met, the amounts are recognized as income in other income, net upon receipt. For government grants that contain certain operating conditions, the amounts are recorded as liabilities upon receipt, and are recognized in the consolidated income statements as a reduction of the related costs for which the grants are intended to compensate when the conditions are met.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2014, 2015 AND 2016

2.     Summary of significant accounting policies (Continued)

(o)   Leases

  Leases are classified as either capital or operating leases. Leases that transfer substantially all the benefits and risks incidental to the ownership of assets are accounted for as if there was an acquisition of an asset and incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases wherein rental payments are recognized in the consolidated income statements on a straight-line basis over the lease terms. The Company had no capital leases for the years ended March 31, 2014, 2015 and 2016.

(p)  Cash and cash equivalents

  The Company considers all highly liquid investments with an original maturity of three months or less, when purchased, to be cash equivalents. Cash and cash equivalents of the Company primarily represent bank deposits, fixed deposits with maturities less than three months and investments in money market funds. As of March 31, 2015 and 2016, the Company had certain amounts of cash held in accounts managed by Alipay in connection with the provision of online and mobile commerce and related services for a total amount of RMB1,443 million and RMB786 million, respectively, which have been classified as cash and cash equivalents on the consolidated balance sheets.

(q)  Short-term investments

  Short-term investments consist primarily of investments in fixed deposits with maturities between three months and one year and investments in money market funds or other investments whereby the Company has the intention to redeem within one year. As of March 31, 2015 and 2016, the fixed deposits that were recorded as short-term investments amounted to RMB11,462 million and RMB97 million, respectively. As of the same dates, the Company had certain amounts of short-term investments held in accounts managed by Alipay for a total amount of RMB1,185 million and RMB2,564 million, respectively.

(r)   Loan and VAT receivables

  Loan receivables consist primarily of micro loans extended to small and medium size enterprises that are merchants on the Company's marketplaces. VAT receivables mainly represent the advance settlement of relevant VAT refund amounts provided by OneTouch (Note 4(g)) to its customers prior to receiving such VAT refund from tax authorities. Such amounts are recorded at the principal or claimed refund amount less allowance for doubtful accounts relating to micro loans and the VAT receivables, respectively, and include accrued interest receivable as of the balance sheet date. Allowance for doubtful accounts relating to micro loans and VAT receivables represent the Company's best estimate of the losses inherent in the outstanding portfolio of loans and VAT receivables. The credit periods extended by the Company to the merchants related to the micro loans generally range from 7 to 360 days and the collection periods related to the VAT receivables generally range from three to six months. Judgment is required to determine the allowance amounts and whether such amounts are adequate to cover potential bad debts, and periodic reviews are performed to ensure such amounts continue to reflect the best estimate of the losses inherent in the outstanding portfolio of debts. As of March 31, 2015 and 2016, allowance for doubtful accounts relating to VAT receivables amounted to RMB184 million and RMB699 million, respectively. The Company disposed of certain equity interests and assets primarily relating to the micro loan business and related services and upon the completion of the restructuring of Payment Services during the year ended March 31, 2015 (Note 4(b)), accordingly the balances of micro loans and allowance for doubtful accounts relating to micro loans became insignificant since then. For the years ended March 31, 2014, 2015 and 2016, the charge-offs and recoveries in

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2014, 2015 AND 2016

2.     Summary of significant accounting policies (Continued)

(r)   Loan and VAT receivables (Continued)

  relation to the allowance for doubtful accounts relating to micro loans and VAT receivables were also insignificant.

(s)   Investment securities

  The classification of investment securities is based on the Company's intent, which is re-evaluated at each balance sheet date, with respect to those securities. Investment securities classified as trading securities, comprising of listed equity securities and financial derivatives such as warrants and equity swaps used as market access products to invest in listed equity securities in the PRC, are carried at fair value with realized or unrealized gains and losses recorded in the consolidated income statements. The securities that the Company has positive intent and ability to hold to maturity are classified as held-to-maturity securities and stated at amortized cost. The maturities of the held-to-maturity securities held by the Company generally range from one to ten years. Other investment securities classified as available-for-sale are carried at fair value with unrealized gains and losses recorded in accumulated other comprehensive income (loss) as a component of shareholders' equity. Realized gains and losses and provision for decline in value judged to be other than temporary, if any, are recognized in the consolidated income statements. In computing realized gains and losses on available-for-sale securities, the Company determines cost based on amounts paid, including direct costs such as commissions to acquire the security, using the average cost method. Other than the above, the Company has applied the fair value option for convertible bonds subscribed. Such fair value option permits the irrevocable fair value option election on an instrument-by-instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument.

  The convertible bonds accounted for under the fair value option is carried at fair value with realized or unrealized gains and losses recorded in the consolidated income statements. Interest income is recognized using the effective interest rate method which is reviewed and adjusted periodically based on changes in estimated cash flows. Dividend income is recognized when the right to receive the payment is established.

(t)   Investment in equity investees

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

  Under the equity method, the Company's share of the post-acquisition profits or losses of the equity investee is recognized in the consolidated income statements and its share of post-acquisition movements in accumulated other comprehensive income is recognized in shareholders' equity. The Company records its

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2014, 2015 AND 2016

2.     Summary of significant accounting policies (Continued)

(t)   Investment in equity investees (Continued)

  share of the results of such equity investees on a one quarter in arrears basis. The excess of the carrying amount of the investment over the underlying equity in net assets of the equity investee represents goodwill and intangible assets acquired. When the Company's share of losses in the equity investee equals or exceeds its interest in the equity investee, the Company does not recognize further losses, unless the Company has incurred obligations or made payments or guarantees on behalf of the equity investee.

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

(v)   Land use rights

  Land use rights represent lease prepayments to the local Bureau of Land and Resources. Land use rights are carried at cost less accumulated amortization and impairment losses. Amortization is provided to write off the cost of lease prepayments on a straight-line basis over the period of the right which is 40 - 70 years.

(w)  Intangible assets

  Intangible assets acquired through business acquisitions are recognized as assets separate from goodwill if they satisfy either the "contractual-legal" or "separability" criterion. Purchased intangible assets and intangible assets arising from the acquisitions of subsidiaries and VIE subsidiaries are recognized and measured at fair

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2014, 2015 AND 2016

2.     Summary of significant accounting policies (Continued)

(w)  Intangible assets (Continued)

  value upon acquisition. Separately identifiable intangible assets that have determinable lives continue to be amortized over their estimated useful lives using the straight-line method as follows:

User base and customer relationships	2 - 6 years
Trade names, trademarks and domain names	3 - 12 years
Developed technology and patents	2 - 5 years
Licenses and copyrights	1 - 5 years
Non compete agreements	over the contracted term from 2 - 6 years

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

(x)   Goodwill

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

(y)   Impairment of long-lived assets other than goodwill

  The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2014, 2015 AND 2016

2.     Summary of significant accounting policies (Continued)

(y)   Impairment of long-lived assets other than goodwill (Continued)

  measured by a comparison of the carrying amount of an asset to the future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. No impairment of long-lived assets other than investment in equity investees was recognized for the years ended March 31, 2014, 2015 and 2016.

(z)   Derivatives and hedging

  In accordance with ASC 815 "Derivatives and Hedging," all contracts that meet the definition of a derivative should be recognized on the consolidated balance sheets as either assets or liabilities and recorded at fair value. Changes in the fair value of derivatives are either recognized periodically in the consolidated income statements or in other comprehensive income depending on the use of the derivatives and whether it qualifies for hedge accounting and is so designated.

  To qualify for hedge accounting, the hedge relationship is designated and formally documented at inception, detailing the particular risk management objective and strategy for the hedge (which includes the item and risk that is being hedged), the derivative that is being used and how hedge effectiveness is being assessed. A derivative has to be effective in accomplishing the objective of offsetting either changes in fair value or cash flows for the risk being hedged. The effectiveness of the hedging relationship is evaluated on a prospective and retrospective basis using qualitative and quantitative measures of correlation. Qualitative methods may include comparison of critical terms of the derivative to the hedged item. Quantitative methods include a comparison of the changes in the fair value or discounted cash flow of the hedging instrument to the hedged item. A hedging relationship is considered effective if the results of the hedging instrument are within a ratio of 80% to 125% of the results of the hedged item.

  Interest rate swaps

  Interest rate swaps designated as hedging instruments to hedge against the cash flows attributable to recognized assets or liabilities or forecast payments may qualify as cash flow hedges. During the year ended March 31, 2014, the Company entered into interest rate swap contracts to swap floating interest payments related to certain borrowings for fixed interest payments to hedge the interest rate risk associated with certain forecasted payments and obligations. The effective portion of changes in the fair value of interest rate swaps that are designated and qualify as cash flow hedges is recognized in accumulated other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in interest and investment income, net in the consolidated income statements. The fair value change of the interest rate swaps not qualified for hedge accounting held by the Company resulted in a gain of RMB102 million and a loss of RMB43 million, which were recognized in interest and investment income, net in the consolidated income statements for the years ended March 31, 2014 and 2015, respectively.

  Amounts in accumulated other comprehensive income shall be reclassified into earnings in the same period during which the hedged forecasted transaction affects earnings. Upon the termination of the interest rate swap contracts during the year ended March 31, 2015, the hedging instruments were derecognized from the consolidated balance sheets and accumulated other comprehensive income was recorded in interest and investment income, net resulting in a loss of RMB59 million in the consolidated income statements for the year ended March 31, 2015.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2014, 2015 AND 2016

2.     Summary of significant accounting policies (Continued)

(z)   Derivatives and hedging (Continued)

  Forward exchange contracts

  Forward exchange contracts designated as hedging instruments to hedge against the future changes in currency exposure of net investments in foreign operations may qualify as net investment hedges. During the year ended March 31, 2016, the Company entered into several forward exchange contracts to hedge the foreign currency risk associated with investments in net assets of certain subsidiaries with operations in the PRC of which their functional currencies are RMB. The effective portion of the changes in fair value of the forward exchange contracts that are designated and qualified as net investment hedges is recognized in accumulated other comprehensive income to offset the cumulative translation adjustments related to those subsidiaries. The gain or loss relating to the ineffective portion, which is measured based on changes in forward exchange rates, is recognized immediately in other income, net in the consolidated income statements. Amounts accumulated are removed from accumulated other comprehensive income and recognized in the consolidated income statements upon disposal of those subsidiaries. Once the hedge becomes ineffective, hedge accounting is discontinued prospectively. As of March 31, 2016, forward exchange contracts with fair value of US$40 million (RMB257 million) are qualified and designated as hedging instruments. During the year ended March 31, 2016, the Company recognized a loss of US$46 million (RMB298 million) in other income, net in the consolidated income statement, which was the aggregate of (i) the changes in fair value of the forward exchange contracts not qualified for hedge accounting and (ii) the ineffective portion of the changes in fair value of the forward exchange contracts that are designated and qualified as net investment hedges.

  Changes in the fair value of the derivatives not qualified for hedge accounting are reported in the consolidated income statements. The estimated fair value of the derivatives is determined based on relevant market information. These estimates are calculated with reference to the market rates using industry standard valuation techniques.

(aa) Bank borrowing and unsecured senior notes

  Bank borrowings are recognized initially at fair value, net of upfront fees and other incident fees incurred. Unsecured senior notes are recognized initially at fair value, net of debt discounts or premiums and debt issuance costs. Costs incurred which are directly attributable to the bank borrowings and unsecured senior notes are capitalized and amortized over the estimated term of the facilities using the effective interest method. Upfront fees, debt discount or premium and debt issuance costs are recorded as a reduction of the proceeds received and the related accretion is recorded as interest expense in the consolidated income statements over the estimated term of the facilities using the effective interest method.

(ab) Merchant deposits

  The Company collects deposits representing an annual upfront service fee from merchants on Tmall at the beginning of each calendar year. These deposits are initially recorded as a liability by the Company. Such deposits are refundable to a merchant depending on the level of sales volume that is generated by that merchant on Tmall during the period. If the transaction volume target is not met at the end of each calendar year, the relevant deposits will be non-refundable and such portion of the deposits is recognized as revenue in the consolidated income statements.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2014, 2015 AND 2016

2.     Summary of significant accounting policies (Continued)

(ac) Deferred revenue and customer advances

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

(ad) Commitments and contingencies

  In the normal course of business, the Company is subject to contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters. Liabilities for such contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

  Certain conditions may exist as of the date the consolidated financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company, in consultation with its legal counsel, evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

  If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the consolidated financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of the reasonably possible loss, if determinable and material, would be disclosed.

  Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee would be disclosed.

(ae) Treasury shares

  The Company accounts for treasury shares using the cost method. Under this method, the cost incurred to purchase the shares is recorded in the treasury shares account on the consolidated balance sheets. At retirement, the ordinary shares account is charged only for the aggregate par value of the shares. The excess of the acquisition cost of treasury shares over the aggregate par value is allocated between additional paid-in capital (up to the amount credited to the additional paid-in capital upon original issuance of the shares) and retained earnings. The treasury shares account includes 28,245,662 and 24,393,569 ordinary shares issued at par to subsidiaries of the Company for the purpose of certain equity investment plans for management as of March 31, 2015 and 2016, respectively.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2014, 2015 AND 2016

2.     Summary of significant accounting policies (Continued)

(af) Subscription receivables

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

(ag) Statutory reserves

  In accordance with the relevant regulations and their articles of association, subsidiaries of the Company incorporated in the PRC are required to allocate at least 10% of their after-tax profit determined based on the PRC accounting standards and regulations to the general reserve until such reserve has reached 50% of the relevant subsidiary's registered capital. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the respective board of directors of the subsidiaries. These reserves can only be used for specific purposes and are not transferable to the Company in the form of loans, advances or cash dividends. During the years ended March 31, 2014, 2015 and 2016, appropriations to the general reserve amounted to RMB1,137 million, RMB267 million and RMB529 million, respectively. No appropriations to the enterprise expansion fund and staff welfare and bonus fund have been made by the Company.

(ah) Reclassification of comparative figures

  In previous years, loan receivables arising from micro loans extended to small and medium size enterprises are separately presented as "Loan receivables, net" on the consolidated balance sheets. After the Company disposed of certain equity interests and assets primarily relating to the micro loan business and related services upon the completion of the restructuring of Payment Services during the year ended March 31, 2015 (Note 4(b)), the loan receivables balance became insignificant. Accordingly, the Company revised the presentation to report the loan receivables balance under "Prepayments, receivables and other assets." Prior year amounts have been reclassified to maintain consistency with the current year presentation. These reclassifications had no effect on the reported results of operations and net assets. Corresponding reclassifications have also been made to the consolidated statement of cash flows.

3.     Recent accounting pronouncements

  In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, "Revenue from Contracts with Customers," which supersedes the revenue recognition requirements in "Revenue Recognition (Topic 605)" and requires entities to recognize revenue in a way that depicts the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In August 2015, the FASB issued ASU 2015-14 to defer the effective date of ASU 2014-09 by one year. In April 2016, the FASB issued ASU 2016-10 to clarify ASU 2014-09 on identifying performance obligations and licensing implementation guidance contained in the new revenue recognition standard. The new guidance is effective retrospectively for the Company for the year end ending March 31, 2019 and the interim reporting periods during the year ending March 31, 2019, with early application permitted only for the annual reporting period ending March 31, 2018 and the interim reporting periods during the year ending March 31, 2018. The Company is evaluating the existing revenue recognition policies to determine whether any contracts in the scope of the guidance will be affected by the new requirements.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2014, 2015 AND 2016

3.     Recent accounting pronouncements (Continued)

  In January 2015, the FASB issued ASU 2015-01, "Income Statement — Extraordinary and Unusual Items," which eliminates the concept of extraordinary and unusual items from U.S. GAAP. The new guidance is effective prospectively for the Company for the year end ending March 31, 2017 and interim reporting periods during the year ending March 31, 2017. Early adoption is permitted. The Company is evaluating the effects, if any, of the adoption of this revised guidance on the Company's financial position, results of operations or cash flows.

  In February 2015, the FASB issued ASU 2015-02, "Consolidation (Topic 810) — Amendments to the Consolidation Analysis," which amends the criteria for determining which entities are considered VIEs, amends the criteria for determining if a service provider possesses a variable interest in a VIE and ends the deferral granted to investment companies for application of the VIE consolidation model. The guidance is effective for the Company for the year ending March 31, 2017 and interim reporting periods during the year ending March 31, 2017. The guidance may be applied retrospectively or through a cumulative effect adjustment to equity as of the beginning of the year of adoption. Early application is permitted, including adoption in an interim period. The Company is evaluating the effects, if any, of the adoption of this revised guidance on the Company's financial position, results of operations or cash flows.

  In April 2015, the FASB issued ASU 2015-03, "Simplifying the Presentation of Debt Issuance Costs," which requires debt issuance costs relating to a recognized debt liability to be presented in the consolidated balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The new guidance is effective retrospectively for the Company for the year end ending March 31, 2017 and interim reporting periods during the year ending March 31, 2017. Early adoption is permitted. The Company is evaluating the effects, if any, of the adoption of this revised guidance on the Company's financial position, results of operations or cash flows. At this time, the Company does not expect this accounting standard update to have a material impact on the consolidated financial statements.

  In September 2015, the FASB issued ASU 2015-16, "Business Combinations (Topic 805) — Simplifying the Accounting for Measurement-Period Adjustments," which eliminates the requirement to restate prior period financial statements for measurement period adjustments. The new guidance requires that the cumulative impact of a measurement period adjustment (including the impact on prior periods) be recognized in the reporting period in which the adjustment is identified. The new guidance is effective prospectively for the Company for the year ending March 31, 2017 and interim reporting periods during the year ending March 31, 2017. Early adoption is permitted. The Company is evaluating the effects, if any, of the adoption of this revised guidance on the Company's financial position, results of operations or cash flows.

  In November 2015, the FASB issued ASU 2015-17, "Income Taxes (Topic 740) — Balance Sheet Classification of Deferred Taxes," which simplifies the presentation of deferred income taxes by requiring deferred tax assets and liabilities be classified as noncurrent on the consolidated balance sheet. The new guidance is effective for the Company for the year ending March 31, 2018 and interim reporting periods during the year ending March 31, 2018. Early adoption is permitted. The new guidance may be applied either prospectively to all deferred tax liabilities and assets or retrospectively to all periods presented. The Company is evaluating the effects, if any, of the adoption of this revised guidance on the Company's financial position, results of operations or cash flows. At this time, the Company does not expect this accounting standard update to have a material impact on the consolidated financial statements.

  In January 2016, the FASB issued ASU 2016-01 "Financial Instruments-Overall (Subtopic 825-10) — Recognition and Measurement of Financial Assets and Financial Liabilities," which amends various aspects of

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2014, 2015 AND 2016

3.     Recent accounting pronouncements (Continued)

  the recognition, measurement, presentation, and disclosure for financial instruments. With respect to the Company's consolidated financial statements, the most significant impact relates to the accounting for equity investments. It will impact the disclosure and presentation of financial assets and liabilities. The new guidance is effective for the Company for the year ending March 31, 2019 and interim reporting periods during the year ending March 31, 2019. Early adoption is permitted only for certain provisions. The Company is evaluating the effects, if any, of the adoption of this revised guidance on the Company's financial position, results of operations or cash flows.

  In February 2016, the FASB issued ASU 2016-02 "Leases" to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the consolidated balance sheet and disclosing key information about leasing arrangements. ASU 2016-02 creates a new ASC 842 "Leases" to replace the previous ASC 840 "Leases." ASU 2016-02 affects both lessees and lessors, although for the latter the provisions are similar to the previous model, but updated to align with certain changes to the lessee model and also the new revenue recognition provisions contained in ASU 2014-09. The new guidance is effective for the Company for the year ending March 31, 2020 and interim reporting periods during the year ending March 31, 2020. Early adoption is permitted. The Company is evaluating the effects, if any, of the adoption of this revised guidance on the Company's financial position, results of operations or cash flows.

  In March 2016, the FASB issued ASU 2016-05 "Derivatives and Hedging: Effect of Derivative Contract Novations on Existing Hedge Accounting Relationships," which clarifies that a change in the counterparty to a derivative instrument that has been designated as the hedging instrument under ASC 815 "Derivatives and hedging," does not, in and of itself, require designation of that hedging relationship provided that all other hedge accounting criteria continue to be met. The new guidance is effective for the Company for the year ending March 31, 2018 and interim reporting periods during the year ending March 31, 2018. Early adoption is permitted. The Company is evaluating the effects, if any, of the adoption of this revised guidance on the Company's financial position, results of operations or cash flows.

  In March 2016, the FASB issued ASU 2016-06 "Derivatives and Hedging: Contingent Put and Call Options in Debt Instruments" to clarify the requirements for assessing whether contingent call (put) options that can accelerate the payment of principal on debt instruments are clearly and closely related to their debt hosts. An entity performing the assessment under the amendments is required to assess the embedded call (put) options solely in accordance with the four-step decision sequence. The amendments apply to all entities that are issuers of or investors in debt instruments (or hybrid financial instruments that are determined to have a debt host) with embedded call (put) options. The new guidance is effective for the Company for the year ending March 31, 2018 and interim reporting periods during the year ending March 31, 2018. Early adoption is permitted. The Company is evaluating the effects, if any, of the adoption of this revised guidance on the Company's financial position, results of operations or cash flows.

  In March 2016, the FASB issued ASU 2016-07 "Simplifying the Transition to the Equity Method of Accounting," to simplify the accounting for equity method investments, which eliminates the requirement in ASC 323 "Investments — equity method and joint ventures" that an entity retroactively adopt the equity method of accounting if an investment qualifies for use of the equity method as a result of an increase in the level of ownership or degree of influence. The amendments require that the equity method investor add the cost of acquiring the additional interest in the investee to the current basis of the investor's previously held interest and adopt the equity method of accounting as of the date the investment becomes qualified for equity method accounting. The new guidance is effective for the Company for the year ending March 31, 2018 and interim reporting periods during the year ending March 31, 2018. Early adoption is permitted. The Company

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2014, 2015 AND 2016

3.     Recent accounting pronouncements (Continued)

  is evaluating the effects, if any, of the adoption of this revised guidance on the Company's financial position, results of operations or cash flows.

  In March 2016, the FASB issued ASU 2016-09 "Improvements to Employee Share-Based Payment Accounting" to simplify the accounting for employee share-based payment transactions, including the income tax consequences, classification of excess tax benefits on the statement of cash flows, introduction of accounting policy election on forfeitures, and the change of the threshold of share withholding by employer for settlement of employees' tax without causing the award to be liability classified. The new guidance is effective for the Company for the year ending March 31, 2018 and interim reporting periods during the year ending March 31, 2018. Early adoption is permitted. The Company is evaluating the effects, if any, of the adoption of this revised guidance on the Company's financial position, results of operations or cash flows.

4.     Significant equity transactions, restructuring transactions, mergers and acquisitions and equity investments

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

  Restructuring transactions

(b)   Restructuring of Payment Services

  Restructuring of Payment Services in 2011

  Pursuant to the regulations issued by the People's Bank of China (the "PBOC"), non-bank payment companies were required to obtain a license in order to operate a payment business in the PRC. These regulations provided specific guidelines for license applications only for domestic PRC-owned entities. These regulations stipulated that, in order for any foreign-invested payment company to obtain a license, the scope of business, the qualifications of any foreign investor and any level of foreign ownership would be subject to future regulations to be issued, which in addition would require approval by the PRC State Council. Further, the regulations required that any payment company that failed to obtain a license must cease operations by September 1, 2011. Although Alipay was prepared to submit its license application in early 2011, at that time the PBOC had not issued any guidelines applicable to license applications for foreign-invested payment companies. In light of the uncertainties relating to the license qualification and application process for a foreign-invested payment company, the Company's management determined that it was necessary to restructure Alipay as a company wholly-owned by PRC nationals in order to avail Alipay of the specific licensing guidelines applicable only to domestic PRC-owned entities. Accordingly, the Company divested all of its interest in and control over Alipay, which resulted in deconsolidation of Alipay from the consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2014, 2015 AND 2016

4.     Significant equity transactions, restructuring transactions, mergers and acquisitions and equity investments (Continued)

(b)   Restructuring of Payment Services (Continued)

  As part of the restructuring, the loan extended for the funding of paid-in capital of Zhejiang Ant Small and Micro Financial Services Group Co., Ltd. ("Ant Financial Services") that held the equity interests of Alipay was repaid by the management members in full to the Company. Certain agreements entered into between the Company and Ant Financial Services, such as the loan agreement, the pledge agreement for the same equity interests held by certain management members of the Company, the option agreement to acquire the equity interests in Ant Financial Services when permitted by the PRC laws, among others (the "Agreements"), which allowed the Company to control Ant Financial Services, were also terminated.

  Following the restructuring during the year ended March 31, 2011, the Company has not consolidated or equity accounted for the entities engaging in Payment Services because the Company has no direct and indirect investment in and does not control or have significant influence over Ant Financial Services, Alipay and their subsidiaries.

  During the year ended March 31, 2012, the Company entered into the following commercial arrangements, among others, with APN Ltd., a company owned by two directors of the Company, Yahoo, SoftBank, Alipay, Ant Financial Services, and Ant Financial Services' equity holders, setting out the mechanism for the future collaboration among the relevant parties relating to the Payment Services:

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

    In addition, the Company received a non-interest bearing promissory note (the "Promissory Note") in the principal amount of US$500 million (RMB3,100 million) with a seven-year maturity from APN Ltd. The Promissory Note was secured by a pledge of 50 million ordinary shares of the Company, which were contributed by two directors of the Company to APN Ltd. The Promissory Note formed part of the consideration for the transfer of the Retained Business Assets upon the Liquidity Event and the

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2014, 2015 AND 2016

4.     Significant equity transactions, restructuring transactions, mergers and acquisitions and equity investments (Continued)

(b)   Restructuring of Payment Services (Continued)

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

  (ii)
  Intellectual Property License and Software Technology Services Agreement

    Under the terms of this agreement, the Company licenses certain intellectual property and provides certain software technology services to Alipay in exchange for a royalty fee and software technology services fee in an amount equal to the costs incurred by the Company in providing the software technology services plus 49.9% of the consolidated pre-tax income of Alipay and its subsidiaries, subject to downward adjustments upon certain dilutive equity issuances by Ant Financial Services or Alipay, but in no case below 30.0%. If Alipay incurs a pre-tax loss, the fee that the Company would charge Alipay would equal the costs incurred by the Company in providing the software technology services. This agreement will terminate at the earlier of (a) the payment of the Liquidity Payment, and (b) such time when termination may be required by applicable regulatory authorities in connection with a qualified initial public offering by Alipay.

  (iii)
  Commercial Agreement

    Under the terms of this agreement, the Company receives payment processing services from Alipay, the fee rate for which is subject to review and approval by the Company's independent directors designated by Yahoo and SoftBank on an annual basis (the "Payment Processing Fee"). This agreement has an initial term of fifty years and shall be renewable thereafter. If the commercial agreement is required by applicable regulatory authorities to be modified in certain circumstances, a one-time payment may be payable to the Company by Ant Financial Services as compensation for the impact of such adjustment. Expenses in connection with the Payment Processing Fee of RMB2,349 million, RMB3,853 million and RMB4,898 million were recorded in cost of revenue in the consolidated income statements for the years ended March 31, 2014, 2015 and 2016, respectively (Note 23).

    All closing conditions attached to the Framework Agreement and related supplemental arrangements were fulfilled in December 2011.

  Restructuring of Payment Services in 2014

  The Framework Agreement and related supplemental arrangements were terminated in August 2014 upon the restructuring of the commercial agreements with Payment Services when the Company entered into a share and asset purchase agreement (the "2014 SAPA") with Ant Financial Services, the other parties to the Framework Agreement entered into in 2011, Hangzhou Junhan Equity Investment Partnership ("Junhan") and Hangzhou Junao Equity Investment Partnership, a PRC limited partnership the interests in which are held by certain members of the Alibaba Partnership.

  Pursuant to the 2014 SAPA, the Company sold the micro loan business and related services (the "Transferred Business") to Ant Financial Services for aggregate cash consideration of RMB3,219 million. In addition, the

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2014, 2015 AND 2016

4.     Significant equity transactions, restructuring transactions, mergers and acquisitions and equity investments (Continued)

(b)   Restructuring of Payment Services (Continued)

  Company entered into software system use and service agreements with Ant Financial Services relating to the know how and related intellectual property that the Company has agreed to sell together with the micro loan business and related services (Note 23). In calendar years 2015 to 2017, the Company received or will receive an annual fee equal to 2.5% of the average daily book balance of the micro loans managed by Ant Financial Services. In calendar years 2018 to 2021, the Company will receive an annual fee equal to the amount paid for the calendar year 2017 (together with the fees received in calendar years 2015 to 2017, the "SME Annual Fee"). The SME Annual Fee of RMB90 million and RMB708 million were recorded in revenue in the consolidated financial statements for the years ended March 31, 2015 and 2016, respectively.

  In connection with the 2014 SAPA, the Company also entered into an amended intellectual property license agreement with Alipay ("amended Alipay IPLA"), pursuant to which the Company licenses certain intellectual property and provides certain software technology services to Alipay and the Transferred Business. Under the amended Alipay IPLA, the Company will receive royalty streams and a service fee (collectively, the "Profit Share Payments") which will be paid at least annually, amounting to the sum of an expense reimbursement plus 37.5% of the consolidated pre-tax income of Ant Financial Services, subject to certain adjustments. In addition, if the Company acquires any equity interest in Ant Financial Services, the Company will transfer an agreed portion of the underlying intellectual property to Ant Financial Services at the time of such equity issuance. At the same time, the Profit Share Payments will also be reduced in proportion to such equity issuances made to the Company.

  Income in connection with the royalty fee and software technology services fee under the Intellectual Property License and Software Technology Services Agreement and the Profit Share Payments, net of costs incurred by the Company, of RMB1,764 million, RMB1,667 million and RMB1,122 million were recorded in other income, net in the consolidated income statements for the years ended March 31, 2014, 2015 and 2016, respectively (Note 23).

  Pursuant to the terms of the 2014 SAPA, in the event of an initial public offering of Ant Financial Services or Alipay at an implied equity value exceeding US$25.0 billion which results in gross proceeds of at least US$2.0 billion (a "Qualified IPO"), if the Company's total ownership of equity interests in Ant Financial Services has not reached 33%, the Company would be entitled at its election to receive a one-time payment equal to 37.5% of the equity value of Ant Financial Services as determined immediately prior to such Qualified IPO. There is no cap on the maximum value of such liquidity event payment. If the Company acquires equity interests in Ant Financial Services in an aggregate amount less than 33%, the percentage of Ant Financial Services' equity value used to calculate such liquidity event payment will be reduced proportionately.

  In lieu of receiving such liquidity event payment, the Company may elect to continue to receive the Profit Share Payments in perpetuity, subject to the receipt of regulatory approvals. In connection with a Qualified IPO and if the Company so elects, Ant Financial Services must use its commercially reasonable efforts to obtain the required approvals for continued payments under the amended Alipay IPLA. If such approvals are not obtained, Ant Financial Services will pay the liquidity event payment as described above to the Company.

  The 2014 SAPA provides for future potential equity issuances to the Company by Ant Financial Services. In the event that Ant Financial Services applies for and receives certain PRC regulatory approvals in the future, Ant Financial Services will issue and the Company will purchase newly issued equity interests in Ant Financial

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2014, 2015 AND 2016

4.     Significant equity transactions, restructuring transactions, mergers and acquisitions and equity investments (Continued)

(b)   Restructuring of Payment Services (Continued)

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

  Concurrently with the 2014 SAPA, the Company entered into other ancillary agreements, including a data sharing agreement, an SME loan cooperation agreement, a trademark agreement, and an amended and restated shared services agreement. The Company also entered into a binding term sheet in respect of a technology services agreement, pursuant to which the Company agreed to provide certain cloud computing, database service and storage, large-scale computing services and certain other services to Ant Financial Services on a cost-plus basis. In addition, the existing Alipay Commercial Agreement will continue as currently in effect.

  The terms of the 2014 SAPA, the amended Alipay IPLA and other ancillary agreements took effect immediately upon their execution in August 2014. The transfer of the Transferred Business was completed in February 2015, a gain on disposal of RMB306 million was recorded in interest and investment income, net of the consolidated financial statements for the year ended March 31, 2015. Certain assets and liabilities, such as restricted cash and escrow receivables of RMB3,495 million, loan receivables, net of RMB23,363 million, secured borrowings of RMB15,417 million and escrow money payable of RMB3,495 million were derecognized from the consolidated balance sheet of the Company upon the completion of the transfer of the Transferred Business.

  For accounting purposes, the fair value of the restructured arrangement exceeded the fair value of the pre-existing arrangement with Ant Financial Services by RMB1.3 billion. As Ant Financial Services is controlled by a director and major shareholder of the Company, the excess value provided to the Company in this related party transaction is accounted for as an equity contribution by the shareholder as restructuring reserve in the statement of changes in shareholders' equity. Given the nature of this transaction, the corresponding asset representing the excess value receivable by the Company is accounted for as a deduction from equity and amortized as an expense in the consolidated income statements over the expected term of the restructured arrangement which is estimated to be 5 years. The amortization of the excess value of RMB166 million and RMB264 million were recorded in the other income, net in the consolidated income statements for the years ended March 31, 2015 and 2016, respectively. Furthermore, the Company accounts for the Profit Share Payments and the SME Annual Fee in the periods when the services are provided, where such payments are expected to approximate the estimated fair values of the services provided.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2014, 2015 AND 2016

4.     Significant equity transactions, restructuring transactions, mergers and acquisitions and equity investments (Continued)

  Mergers and acquisitions

(c)   Acquisition of Alibaba Health Information Technology Limited ("Alibaba Health")

  In April 2014, the Company and Yunfeng Capital, of which the executive chairman of the Company has a 40% interest in its general partner, completed an acquisition of newly issued ordinary shares representing a total equity and voting interest of approximately 54% in Alibaba Health through their investments in a special purpose entity. Alibaba Health, a company that is listed on the Hong Kong Stock Exchange, is primarily engaged in the business of developing the technology for product identification, authentication and tracking system for pharmaceutical and medical products in the PRC. The Company holds a 70% equity interest in the special purpose entity and Yunfeng Capital holds the remaining 30% equity interest. Cash consideration of HK$932 million (RMB741 million) was paid upon the closing of the transaction by the Company to acquire its equity interest in the special purpose entity. Although the Company controls the board of the special purpose entity, the investment and shareholders agreement provided that the underlying shares in Alibaba Health are voted by the Company and Yunfeng Capital separately based on their respective effective equity interest, including voting rights. The Company had an effective equity and voting interest of approximately 38% in Alibaba Health, exercised significant influence over and accounted for Alibaba Health as an equity method investee.

  In July 2015, in preparation of the transfer of the Tmall online pharmacy business operations of the Company to Alibaba Health (of which the agreement was subsequently terminated), the investment and shareholders agreement was amended under which Yunfeng Capital agreed to irrevocably give up its separate voting rights with respect to its indirect interest in Alibaba Health at no consideration. Such control is important for the Company to execute its digital and data-driven healthcare strategy through Alibaba Health as its flagship vehicle in this sector, indirectly economically benefiting all shareholders including Yunfeng Capital. As a result of the amendment, the Company obtained control over the entire 54% equity interest in Alibaba Health through its control over the board of the special purpose entity. Consequently, Alibaba Health became a consolidated subsidiary while the Company's effective equity interest in Alibaba Health remains at approximately 38%.

  The equity value of Alibaba Health of HK$64,319 million (RMB50,723 million), estimated based on the market price of the issued shares of Alibaba Health listed on the Hong Kong Stock Exchange which was the more readily ascertainable fair value as of the deemed acquisition date, was used to allocate the fair value of net assets acquired, the fair value of noncontrolling interests and calculate the gain of RMB18,603 million which was recognized in relation to the revaluation of previously held equity interest relating to obtaining control of Alibaba Health in interest and investment income, net in the consolidated income statement for the year ended March 31, 2016.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2014, 2015 AND 2016

4.     Significant equity transactions, restructuring transactions, mergers and acquisitions and equity investments (Continued)

(c)   Acquisition of Alibaba Health Information Technology Limited ("Alibaba Health") (Continued)

  The allocation of the equity value of Alibaba Health at the date of the deemed acquisition is summarized as follows:

Amounts
(in millions of RMB)
Net assets acquired	1,290
Amortizable intangible assets (i)
User base and customer relationships	8
Trade names, trademarks and domain names	35
Developed technology and patents	70
Goodwill	49,320
Deferred tax assets	19
Deferred tax liabilities	(19)

Total	50,723

The equity value comprised of:
- fair value of previously held equity interests	19,264
- fair value of noncontrolling interests	31,459

Total	50,723

  (i)
  Acquired amortizable intangible assets have estimated amortization periods not exceeding three years and a weighted-average amortization period of 2.6 years.

  The rationale for this transaction is to enable the Company to expand its products and services. This transaction will enable the Company to benefit from the focused healthcare expertise of Alibaba Health in the operation of the online pharmacy business and foster consumer trust through the sale of genuine pharmaceuticals through Alibaba Health's verification and authentication technology. Goodwill arising from this acquisition was attributable to the synergies expected from the combined business which will create a technology enabled solution provider to consumers and other participants in the healthcare industry in the PRC.

  Subsequent to March 31, 2016, the Company and Alibaba Health entered into a services agreement under which Alibaba Health will provide outsourced services in relation to certain product categories in Tmall online pharmacy.

(d)  Acquisition of AutoNavi Holdings Limited ("AutoNavi")

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

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2014, 2015 AND 2016

4.     Significant equity transactions, restructuring transactions, mergers and acquisitions and equity investments (Continued)

(d)  Acquisition of AutoNavi Holdings Limited ("AutoNavi") (Continued)

  In July 2014, the Company completed an acquisition of all of the issued and outstanding shares of AutoNavi that the Company did not already own. Following the completion of the transaction, AutoNavi became a wholly-owned subsidiary of the Company and the listing of the ADS of AutoNavi on the Nasdaq was withdrawn.

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

  A gain of RMB284 million was recognized in relation to the revaluation of previously held equity interest relating to the step acquisition of AutoNavi in interest and investment income, net in the consolidated income statement for the year ended March 31, 2015. As AutoNavi was a publicly listed company prior to this step acquisition, the fair value of the previously held equity interest was estimated with reference to the market price upon the completion of the transaction, with an adjustment made to reflect other factors that may affect such fair value estimation.

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

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2014, 2015 AND 2016

4.     Significant equity transactions, restructuring transactions, mergers and acquisitions and equity investments (Continued)

(e)   Acquisition of Alibaba Pictures Group Limited ("Alibaba Pictures")

  In June 2014, the Company acquired control of Alibaba Pictures by completing an investment in newly issued ordinary shares representing an approximately 60% equity interest in Alibaba Pictures for a total cash consideration of HK$6,244 million (RMB4,955 million). Alibaba Pictures is a producer of movies and television programs in the PRC that is listed on the Hong Kong Stock Exchange.

  The allocation of the purchase price at the date of acquisition is summarized as follows:

Amounts
(in millions of RMB)
Net assets acquired (i)	5,899
Amortizable intangible assets (ii)
User base and customer relationships	4
Trade names, trademarks and domain names	95
Others	38
Goodwill	9,759
Deferred tax assets	13
Deferred tax liabilities	(17)
Noncontrolling interests	(10,836)

Total	4,955

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

  In June 2015, Alibaba Pictures placed newly issued ordinary shares to unrelated third-party investors with aggregate gross proceeds of HK$12,179 million (RMB9,647 million). The Company's equity interest in Alibaba Pictures was therefore diluted to 49.5% upon completion of the placing.

  As a result of the dilution, the Company deconsolidated the financial results of Alibaba Pictures and accounted for the investment in the remaining equity interest under the equity method. A gain of RMB24,734 million arising from the revaluation of the Company's remaining equity interest in Alibaba Pictures was recognized in interest and investment income, net in the consolidated income statement for the year ended March 31, 2016. As Alibaba Pictures is a publicly listed company, the fair value of the remaining equity interest was estimated with reference to the market price upon the completion of the placing.

  In addition, during the year ended March 31, 2016, the Company disposed of its online movie ticketing business and movie and TV series financing platform to Alibaba Pictures at a cash consideration of US$350 million (RMB2,259 million) plus certain reimbursement amounts. A disposal gain of RMB2,214 million was recognized in interest and investment income, net in the consolidated income statement for the year ended March 31, 2016.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2014, 2015 AND 2016

4.     Significant equity transactions, restructuring transactions, mergers and acquisitions and equity investments (Continued)

(f)   Acquisition of UCWeb Inc. ("UCWeb")

  In June 2014, the Company exchanged all of the issued and outstanding shares in UCWeb held by the other shareholders that the Company did not already own. Prior to this transaction, UCWeb was an equity investee which was accounted for under the cost method and was 66% owned by the Company with a carrying amount of RMB4,394 million. UCWeb is a developer of leading mobile web browsers in the PRC, India and Indonesia.

  The total exchange consideration consisted of 12.3 million restricted shares and RSUs of the Company and US$458 million (RMB2,826 million) in cash. Out of the total exchange consideration, 3.4 million restricted shares and RSUs which is classified as equity, as well as cash consideration of US$126 million (RMB777 million) are settled on a deferred basis. The fair value of restricted shares and RSUs approximate US$613 million (RMB3,782 million) as of the acquisition date.

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

  A gain of RMB3,593 million was recognized in relation to the revaluation of previously held equity interest relating to the step acquisition of UCWeb in interest and investment income, net in the consolidated income statement for the year ended March 31, 2015. The fair value of the previously held equity interest was measured using an income approach determined by the Company. As UCWeb is a private company, the fair value of the previously held equity interest is estimated based on significant inputs that market participants would consider, which mainly include revenue growth rate, operating margin, discount rate and other factors that may affect such fair value estimation.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2014, 2015 AND 2016

4.     Significant equity transactions, restructuring transactions, mergers and acquisitions and equity investments (Continued)

(f)   Acquisition of UCWeb Inc. ("UCWeb") (Continued)

  UCWeb is an important part of the Company's ecosystem to offer mobile services to users from the PRC as well as other parts of the world, thereby strengthening user engagement as well as enabling a new marketing channel for the merchants in the Company's ecosystem. Furthermore, UCWeb creates additional revenue sources for the Company from mobile search and advertising and others. Goodwill arising from this acquisition was attributable to the synergies expected from the combined operations of UCWeb and the Company, the assembled workforce and the future development initiatives of the assembled workforce to enhance the mobile offerings of the Company beyond e-commerce.

(g)   Acquisition of Shenzhen OneTouch Business Services Ltd. ("OneTouch")

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

  (i)
  Acquired amortizable intangible assets have estimated amortization periods not exceeding five years and a weighted-average amortization period of 4.5 years

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2014, 2015 AND 2016

4.     Significant equity transactions, restructuring transactions, mergers and acquisitions and equity investments (Continued)

(g)   Acquisition of Shenzhen OneTouch Business Services Ltd. ("OneTouch") (Continued)

  The amount of the contingent consideration will be determined based on a formula tied to certain future operating targets of OneTouch for the year ending March 31, 2017, which will not exceed RMB3,420 million. The fair value of the contingent consideration included in the total purchase price represents a probability-weighted outcome based on the Company's analysis of the likelihood of the various scenarios underlying this arrangement. A gain of RMB2,719 million was recognized in relation to the revaluation of previously held equity interest relating to the step acquisition of OneTouch in interest and investment income, net in the consolidated income statement for the year ended March 31, 2015.

  The fair value of the previously held equity interest was measured using an income approach determined by the Company. As OneTouch is a private company, the fair value of the previously held equity interest is estimated based on significant inputs that market participants would consider, which mainly include revenue growth rate, operating margin, discount rate and other factors that may affect such fair value estimation.

  The rationale for this transaction is to enable the Company to expand its products and services. The Company believes the acquisition will help to serve the wholesale sellers on the international wholesale marketplace by adding a wide range of export-related value-added services. Goodwill arising from this acquisition was attributable to the synergies expected from the combined operations of OneTouch and the Company, the assembled workforce and their knowledge and experience surrounding export-related services to small businesses in the PRC.

  As of March 31, 2014, 2015 and 2016, the Company assessed the operating and financial targets in connection with the previous and current contingent consideration arrangements, and revised the fair value of the contingent consideration payable. As a result, the Company recognized in the consolidated income statements an increase in fair value of contingent consideration of RMB178 million, RMB85 million and RMB17 million for the years ended March 31, 2014, 2015 and 2016.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2014, 2015 AND 2016

4.     Significant equity transactions, restructuring transactions, mergers and acquisitions and equity investments (Continued)

(h)  Other acquisitions

  Other acquisitions that constitute business combinations are summarized in the following table:

	Year ended March 31,
	2014	2015	2016
	(in millions of RMB)
Net assets	24	266	350
Identifiable intangible assets	486	421	876
Deferred tax assets	—	5	—
Deferred tax liabilities	(29)	(95)	(198)

	481	597	1,028
Noncontrolling interests	—	(269)	(10)

Net identifiable assets acquired	481	328	1,018
Goodwill	543	1,806	1,403

Total purchase consideration	1,024	2,134	2,421
Fair value of previously held equity interests	—	(107)	—
Purchase consideration settled	(731)	(1,927)	(2,360)

Contingent/deferred consideration as of year end	293	100	61

Total purchase consideration comprised of:
- cash consideration	843	2,027	2,421
- fair value of previously held equity interests	—	107	—
- share-based consideration	181	—	—

Total	1,024	2,134	2,421

  A loss of nil, RMB61 million and nil in relation to the revaluation of previously held equity interest was recognized in the consolidated income statements for the years ended March 31, 2014, 2015 and 2016, respectively, for the above business combinations.

  Pro forma results of operations for the acquisitions described above have not been presented because they are not material to the consolidated income statements, either individually or in aggregate.

  Equity investments and others

(i)   Investment in Rajax Holding ("Ele.me")

  In March 2016, the Company and Ant Financial Services completed a portion of the subscription for newly issued convertible preferred shares in Ele.me based on a total combined commitment of US$1,250 million, of which the Company's total commitment is US$900 million (RMB5,891 million). Ele.me is an operator of one of the largest mobile food ordering and delivery services in the PRC. Ele.me complements the Company's investment in Koubei (Note 4(n)) in local services, focusing on food ordering and delivery characterized by high-frequency usage and last-mile logistics within a city.

  The total cash consideration paid was US$540 million (RMB3,512 million). The effective equity interest in Ele.me that is held by the Company will be approximately 22% on a fully-diluted basis once the full

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2014, 2015 AND 2016

4.     Significant equity transactions, restructuring transactions, mergers and acquisitions and equity investments (Continued)

(i)   Investment in Rajax Holding ("Ele.me") (Continued)

  commitment is funded. The convertible preferred shares are not considered in-substance common stock given that such shares contain certain terms such as dividend and liquidation preferences over ordinary shares. As a result, the investment in Ele.me is accounted for under the cost method (Note 14).

(j)   Investment in Magic Leap, Inc. ("Magic Leap")

  In December 2015, the Company completed an investment in newly issued convertible preferred shares of Magic Leap, representing an approximately 10% equity interest on a fully-diluted basis. Magic Leap is a technological company that focuses on the development of augmented reality technology. The total cash consideration paid was US$430 million (RMB2,775 million). Such investment is accounted for under the cost method (Note 14).

(k)   Investment in CMC Holdings Limited ("CMC")

  In December 2015, the Company completed an investment in preferred shares, representing a 21% equity interest, of CMC. CMC is a new investment platform that focuses on the media and entertainment sectors. The total cash consideration paid was US$197 million (RMB1,270 million). The preferred shares are not considered in-substance common stock given that such shares contain certain terms such as dividend and liquidation preferences over ordinary shares. As a result, the investment in preferred shares is accounted for under the cost method (Note 14).

  In addition, the Company acquired in a 20% equity interest in a limited partnership in the PRC which is managed by the founder of CMC. The objective of the limited partnership is consistent with that of CMC. Total cash consideration of RMB1,250 million was paid upon the closing of the transaction in December 2015. Such investment is accounted for under the equity method (Note 14).

(l)   Investment in Beijing Shiji Information Technology Co., Ltd. ("Shiji Information")

  In November 2015, the Company completed an investment in newly issued ordinary shares of Shiji Information, representing an approximately 13% equity interest in Shiji Information. Shiji Information, a company that is listed on the Shenzhen Stock Exchange, is primarily engaged in the development and sale of hotel information management system software, system integration and technical service. The total cash consideration of RMB2,389 million was paid upon the closing of the transaction. Such investment is accounted for as an available-for-sale security (Note 12).

(m) Investment in Huayi Brothers Media Corporation ("Huayi Brothers")

  In August 2015, the Company completed an investment in newly issued ordinary shares of Huayi Brothers, representing an approximately 4% equity interest in Huayi Brothers. Yunfeng Capital is also one of the minority shareholders of Huayi Brothers. Huayi Brothers, a company that is listed on the Shenzhen Stock Exchange, is primarily engaged in the production of television programs and movies in the PRC. The total cash consideration of RMB1,533 million was paid upon the closing of the transaction. Such investment is accounted for as an available-for-sale security (Note 12).

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2014, 2015 AND 2016

4.     Significant equity transactions, restructuring transactions, mergers and acquisitions and equity investments (Continued)

(n)  Investment in Koubei Holding Limited ("Koubei")

  In June 2015, the Company and Ant Financial Services agreed to set up Koubei, a joint venture in which the Company and Ant Financial Services each hold a 49.6% equity interest, while an unrelated third party affiliated with a major Chinese restaurant chain holds the remaining minority equity interest. Koubei integrates the convenience aspects of mobile commerce and big data to provide consumers with information and promotional benefits from local restaurants in the PRC.

  The capital injection from the Company includes cash of RMB3.0 billion as well as the injection of certain related businesses. The cash and businesses injection were completed as of March 31, 2016. A gain of RMB128 million which approximated the fair value of the businesses being injected, was recognized in relation to the contribution of the businesses of which the carrying amount was insignificant to Koubei in interest and investment income, net in the consolidated income statement for the year ended March 31, 2016. For accounting purposes, the investment in Koubei is accounted for under the equity method (Note 14).

(o)   Investment in YTO Express (Logistics) Co., Ltd. ("YTO Express")

  In May 2015, the Company made a contribution to the registered capital representing an ownership interest of 12% in YTO Express. YTO Express is one of the leading express courier companies in the PRC. YTO Express is one of the strategic express courier companies participating in the data system of Cainiao Network to fulfill orders from the Company's core commerce business. The cash consideration of RMB1,500 million was paid upon the closing of the transaction. Yunfeng Capital is also a co-investor of YTO Express. Such investment is accounted for under the cost method (Note 14).

  During the year ended March 31, 2016, a company listed on the Shanghai Stock Exchange filed an application to purchase all of the equity interest in YTO Express through an asset swap and share issue, resulting in a reverse takeover of the company by YTO Express. The completion of the reverse takeover is subject to the approval by certain regulatory authorities.

(p)  Investment in wealth management products in relation to a founder's investment in Wasu Media Holding Co., Ltd. ("Wasu")

  In April 2015, the Company entered into an arrangement with a bank in the PRC to invest in wealth management products with an aggregate principal amount of RMB7.3 billion. The wealth management products carry an interest rate of 5% per annum, with a maturity of five years and the return of principal and interest income on the products is guaranteed by the bank. The wealth management products have been served as collateral to the issuing bank for the issuance of a financing amounting to RMB6.9 billion to one of the founders of the Company to support his minority investment through a PRC limited partnership in Wasu, a company listed on the Shenzhen Stock Exchange which is engaged in the business of digital media broadcasting and distribution in the PRC. The financing has also been collateralized by the equity interests of Wasu held by such PRC limited partnership. The founder has also pledged his interest in the PRC limited partnership to the Company. The founder is exposed to the risks and rewards of the Wasu shares held by the PRC limited partnership. The Company does not have the power to direct the activities of the PRC limited partnership. The Company entered into strategic cooperation agreements with a major shareholder of Wasu in order to enhance the Company's capabilities and profile in the entertainment sector in the PRC. Such investment in the wealth management products is accounted for as a held-to-maturity security (Note 12).

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2014, 2015 AND 2016

4.     Significant equity transactions, restructuring transactions, mergers and acquisitions and equity investments (Continued)

(p)  Investment in wealth management products in relation to a founder's investment in Wasu Media Holding Co., Ltd. ("Wasu") (Continued)

  In addition, the Company entered into a loan agreement for a principal amount of up to RMB2.0 billion with the founder in April 2015 to finance the repayment by the founder of the interest under the above financing.

(q)  Investment in Meizu Technology Corporation Limited ("Meizu")

  In February 2015, the Company completed an investment in convertible preferred shares of Meizu representing an equity interest of approximately 29% on a fully-diluted basis. Meizu is one of the leading smart phone manufacturers in the PRC. The total cash consideration of US$590 million (RMB3,619 million) was paid upon the closing of the transaction. The convertible preferred shares are not considered in-substance common stock given that such shares contain certain terms such as dividend and liquidation preferences over ordinary shares. As a result, the investment in convertible preferred shares is accounted for under the cost method (Note 14).

(r)   Investment in Intime Retail (Group) Company Limited ("Intime")

  In July 2014, the Company completed the subscription for newly issued ordinary shares representing a 9.9% equity interest in Intime. Intime is one of the leading department store operators in the PRC that is listed on the Hong Kong Stock Exchange. In addition, the Company completed a subscription for a convertible bond which is convertible into ordinary shares of Intime and upon conversion would increase the Company's equity interest in Intime to approximately 26%. The convertible bond has a maturity date which is the third anniversary of the issue date of the bond unless previously converted or redeemed upon the occurrence of certain redemption events, and bears an interest of 1.5% per annum on the principal amount of the bond. The total cash consideration of HK$5,368 million (RMB4,264 million) was paid upon the closing of the transaction. The investment in ordinary shares in Intime is accounted for as an available-for-sale security and the investment in the convertible bond is accounted for under the fair value option and recorded under investment securities (Note 12).

(s)   Investment in Singapore Post Limited ("SingPost")

  In July 2014, the Company completed the acquisition of ordinary shares in SingPost, which consists of newly issued ordinary shares and existing ordinary shares held in treasury by SingPost, representing approximately 10% of the issued share capital of SingPost. SingPost is a national post service provider in Singapore and a leading provider of e-commerce logistics solutions in the Asia-Pacific region that is listed on the Singapore Exchange. The total purchase price of S$313 million (RMB1,548 million) has been paid upon the closing of the transaction. Such investment is accounted for as an available-for-sale security (Note 12).

  In July 2015, the Company entered into a joint venture agreement with SingPost, pursuant to which the Company will invest up to S$92 million (RMB440 million) for a 34% equity interest in a wholly-owned subsidiary of SingPost, which provides end-to-end e-commerce logistics and fulfillment services across the Asia Pacific region. The completion of this transaction is subject to a number of customary closing conditions.

  In addition, the Company agreed to subscribe for newly issued ordinary shares of SingPost, representing approximately 5% of the existing issued share capital of SingPost. Upon completion, the Company's equity interest in SingPost would increase to approximately 15%. The total cash consideration for the subscription is

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2014, 2015 AND 2016

4.     Significant equity transactions, restructuring transactions, mergers and acquisitions and equity investments (Continued)

(s)   Investment in Singapore Post Limited ("SingPost") (Continued)

  S$187 million (RMB895 million). The completion of this transaction is subject to a number of conditions including the approval by the shareholders of SingPost and certain regulatory authorities.

(t)   Investment in Youku Tudou Inc. ("Youku Tudou")

  In May 2014, the Company completed an acquisition of ordinary shares representing an effective equity interest of 16.5% on a fully-diluted basis in Youku Tudou. Youku Tudou, a company that was previously listed on the New York Stock Exchange, is a leading multi-screen entertainment and media company in the PRC. The cash consideration of US$1,090 million (RMB6,723 million) was paid upon the closing of the transaction. The Company made this investment on the same terms together with Yunfeng Capital, which is also a co-investor in Youku Tudou. The Company appointed one director to the board of Youku Tudou and the investment in Youku Tudou is accounted for under the equity method (Note 14). Out of the total purchase consideration, RMB918 million was allocated to amortizable intangible assets, RMB4,158 million was allocated to goodwill, RMB230 million was allocated to deferred tax liabilities and RMB1,877 million was allocated to net assets acquired.

  In April 2016, the Company completed an acquisition of all of the issued and outstanding shares of Youku Tudou that the Company or Yunfeng Capital did not already own, at a purchase price of US$27.60 per ADS. Following the completion of the transaction, Youku Tudou became a consolidated subsidiary of the Company, with Yunfeng Capital holding an approximately 2% minority interest and the management of Youku Tudou retaining an option to purchase up to 15% of its equity. The listing of the ADS of Youku Tudou on the New York Stock Exchange was withdrawn.

  Youku Tudou is a core part of the Company's strategy to offer digital entertainment to consumers in the Company's ecosystem, thereby strengthening user engagement as well as enabling a new marketing channel for the merchants in the Company's ecosystem. Further, Youku Tudou creates additional revenue sources for the Company from advertising and membership subscriptions.

  The total cash consideration of US$4.4 billion (RMB28.4 billion) was paid upon the closing of the transaction. Upon the issuance of the consolidated financial statements, the accounting for such business combination, including the purchase price allocation and the gain or loss arising from this transaction, has not been finalized.

(u)  Investment in Weibo Corporation ("Weibo")

  In April 2014, in connection with Weibo's initial public offering, the Company acquired additional shares of Weibo for an aggregate purchase price of US$449 million (RMB2,764 million) pursuant to the option to increase the equity interest by the Company in Weibo to approximately 30% on a fully-diluted basis (including the shares to be issued in connection with Weibo's initial public offering). Weibo is a social media platform in the PRC that is listed on the Nasdaq. All preferred shares previously held by the Company were automatically converted into ordinary shares upon completion of Weibo's initial public offering. Prior to the transaction, Weibo was an equity investee accounted for under the cost method in which the Company initially acquired an 18% equity interest on a fully-diluted basis for a cash consideration of US$586 million (RMB3,645 million) in April 2013. After the transaction in April 2014, such investment is accounted for under the equity method (Note 14). Out of the total purchase consideration, which included the cash purchase price and the carrying amount of the previously held interest in Weibo, RMB1,126 million was allocated to amortizable intangible

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2014, 2015 AND 2016

4.     Significant equity transactions, restructuring transactions, mergers and acquisitions and equity investments (Continued)

(u)  Investment in Weibo Corporation ("Weibo") (Continued)

  assets, RMB3,978 million was allocated to goodwill, RMB282 million was allocated to deferred tax liabilities and RMB1,548 million was allocated to net assets acquired.

(v)   Investment in Haier Electronics Group Co., Ltd. ("Haier")

  In March 2014, the Company completed an acquisition of ordinary shares representing an approximately 2% equity interest in Haier, a company that is listed on the Hong Kong Stock Exchange, which is principally engaged in the research, development, manufacture and sale of electrical appliances, especially home electrical appliances such as refrigerators and air conditioners. The purchase price consisted of cash consideration of HK$965 million (RMB763 million). Such investment is accounted for as an available-for-sale security (Note 12).

  In addition, the Company completed an acquisition of a 9.9% equity interest in a wholly-owned subsidiary of Haier that is engaged in the logistics business in the PRC for cash consideration of HK$540 million (RMB427 million). Such investment is accounted for under the equity method given the existence of significant influence (Note 14). RMB252 million of the purchase price was allocated to amortizable intangible assets and goodwill, RMB20 million was allocated to deferred tax liabilities and RMB195 million was allocated to net assets acquired.

  Furthermore, the Company completed the subscription for a convertible bond for a purchase price of HK$1,316 million (RMB1,044 million) which is either convertible into ordinary shares of Haier or exchangeable into a 24% equity interest in the logistics business of Haier, subject to the receipt of certain regulatory approvals. The entire convertible bond is accounted for under the fair value option and recorded under investment securities (Note 12).

(w)  Investment in Cainiao Smart Logistics Network Limited ("Cainiao Network")

  During the year ended March 31, 2014, the Company took part in establishing Cainiao Network Technology Co. Ltd. together with other parties with significant operational experience in logistics, retail, and real estate in the PRC. Cainiao Network Technology Co. Ltd. is a joint venture which is a logistics data platform that leverages the capacity and capabilities of a network of logistics partners to fulfill the logistics needs of the Company's core commerce business. A total amount of RMB2,400 million was invested in the joint venture, in which the Company owned a 48% equity interest as of March 31, 2014 and 2015.

  In March 2016, Cainiao Network Technology Co. Ltd. completed a restructuring process to establish a new holding company and it became a wholly owned subsidiary of Cainiao Network. In March 2016, the Company participated in Cainiao Network's equity financing round, after which the Company's investment increased from RMB2,400 million initially in Cainiao Network Technology Co. Ltd. to RMB6,992 million in Cainiao Network, the Company's equity interest in Cainiao Network was diluted to approximately 47%. A gain of RMB448 million arising from such deemed disposal was recognized in share of results of equity investees in the consolidated income statement for the year ended March 31, 2016.

  For accounting purpose, the investment in Cainiao Network is accounted for under the equity method (Note 14).

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2014, 2015 AND 2016

4.     Significant equity transactions, restructuring transactions, mergers and acquisitions and equity investments (Continued)

  Equity transactions and acquisitions that were not completed as of March 31, 2016

(x)   Investment in Lazada Group S.A. ("Lazada")

  In April 2016, the Company completed an acquisition of a controlling stake in Lazada for a total cash consideration of US$1.0 billion (RMB6.5 billion). Lazada operates e-commerce platforms in Indonesia, Malaysia, the Philippines, Singapore, Thailand and Vietnam, with local language websites and mobile apps in each of the six markets.

  Lazada offers third-party brands and merchants a marketplace solution with simple and direct access to consumers in these six countries through one retail channel. It also sells products owned by its retail operations and has developed its own logistics infrastructure with warehouses and a last-mile delivery fleet to offer quick and reliable delivery to its customers. The Company intends that Lazada will be the vehicle for expansion into the Southeast Asia consumer market, including potential cross-border opportunities introducing Chinese merchants and international brands to Southeast Asian consumers.

  Lazada became a consolidated subsidiary of the Company after the completion of the transaction. In connection with the transaction, the Company entered into a put and call arrangement with certain Lazada shareholders, giving the Company the right to purchase, and the shareholders the right to sell collectively, their remaining equity interest in Lazada at fair market value during a six-month period after the first anniversary of the closing of the transaction. Upon the issuance of these consolidated financial statements, the accounting for such business combination, including the purchase price allocation, has not been finalized.

(y)   Investment in media business of SCMP Group Limited

  In April 2016, the Company completed an acquisition of the media business of SCMP Group Limited, a company that is listed on the Hong Kong Stock Exchange, at a cash consideration of HK$2.1 billion (RMB1.8 billion). Apart from the flagship South China Morning Post, the premier English newspaper in Hong Kong, the Company also acquired the magazine, recruitment, outdoor media, events and conferences, education and digital media businesses of SCMP Group Limited. The acquired companies became wholly-owned subsidiaries of the Company after the completion of the transaction. Upon the issuance of these consolidated financial statements, the accounting for such business combination, including the purchase price allocation, has not been finalized.

(z)   Investment in AGTech Holdings Limited ("AGTech")

  In March 2016, an investment vehicle which is 60% owned by the Company and 40% owned by Ant Financial Services, entered into a subscription agreement to subscribe for newly issued ordinary shares of AGTech representing an approximately 51% equity interest in AGTech. AGTech is an integrated lottery technology and services company in the PRC that is listed on the Hong Kong Growth Enterprise Market. The total cash consideration is expected to approximate HK$1,675 million (RMB1,397 million). In addition, the investment vehicle will subscribe for convertible bonds for a purchase price of approximately HK$713 million (RMB595 million), which are convertible into ordinary shares of AGTech. Upon the conversion of the convertible bonds, the investment vehicle's equity interest in AGTech would be increased to approximately 59%. The completion of this transaction is subject to a number of customary closing conditions including the approval by shareholders and certain regulatory authorities.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2014, 2015 AND 2016

4.     Significant equity transactions, restructuring transactions, mergers and acquisitions and equity investments (Continued)

(aa) Investment in Suning Commerce Group Co., Ltd. ("Suning")

  In August 2015, the Company entered into an investment agreement with Suning, pursuant to which the Company agreed to invest in newly issued ordinary shares which represent a 19.99% equity interest in Suning. Suning, a company that is listed on the Shenzhen Stock Exchange, is one of the largest consumer electronics retail chains in the PRC. The total cash consideration is expected to approximate RMB28.2 billion.

  Concurrent with the Company's investment in Suning, Suning will subscribe for approximately 26.3 million newly issued ordinary shares of the Company which represent a 1.1% equity interest in the Company for a cash consideration of US$81.51 per ordinary share. As part of the transaction, the Company and Suning have entered into a strategic collaboration agreement to build on synergies in e-commerce, logistics and incremental business through joint omni-channel initiatives. The completion of these transactions is subject to a number of customary closing conditions.

5.     Revenue

  Revenue breakdown is as follows:

	Year ended March 31,
	2014	2015	2016
	(in millions of RMB)
China commerce
Retail (i)
Online marketing services	29,729	37,509	52,396
Commission	12,023	21,201	25,829
Others	1,080	1,022	1,808

	42,832	59,732	80,033
Wholesale (ii)	2,300	3,205	4,288

Total China commerce	45,132	62,937	84,321

International commerce
Retail (iii)	938	1,768	2,204
Wholesale (iv)	3,913	4,718	5,425

Total international commerce	4,851	6,486	7,629

Cloud computing (v)	773	1,271	3,019
Others (vi)	1,748	5,510	6,174

Total	52,504	76,204	101,143

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

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2014, 2015 AND 2016

5.     Revenue (Continued)

  (v)
  Revenue from cloud computing is primarily generated from the provision of services, such as data storage, elastic computing, database and large scale computing services, as well as web hosting and domain name registration.
  (vi)
  Other revenue mainly represents revenue from online marketing and other services provided by UCWeb and AutoNavi, SME Annual Fee received from Ant Financial Services and interest income generated from micro loans before the completion of the restructuring of Payment Services during the year ended March 31, 2015 (Note 4(b)).

  Revenue by type of service is as follows:

	Year ended March 31,
	2014	2015	2016
	(in millions of RMB)
Online marketing services
P4P and display marketing	27,869	36,197	53,185
Other online marketing services	3,059	3,938	3,963

Total online marketing services	30,928	40,135	57,148
Commission	12,778	22,705	27,793
Membership fees and value-added services	5,135	6,431	7,627
Others (i)	3,663	6,933	8,575

Total	52,504	76,204	101,143

  (i)
  Other revenue mainly represents revenue from cloud computing, revenue from other services provided by UCWeb and AutoNavi, storefront fees, SME Annual Fee received from Ant Financial Services and interest income generated from micro loans before the completion of the restructuring of Payment Services during the year ended March 31, 2015 (Note 4(b)).

6.     Other income, net

	Year ended March 31,
	2014	2015	2016
	(in millions of RMB)
Royalty fee and software technology services fee charged to Ant Financial Services and Alipay (Note 23)	1,764	1,667	1,122
Government grants (i)	252	327	401
Amortization of the excess value in relation to the restructuring of Payment Services (Note 4(b))	—	(166)	(264)
Others	413	658	799

Total	2,429	2,486	2,058

  (i)
  Government grants mainly represent amounts received from central and local governments in connection with the Company's investments in local business districts and contributions to technology development.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2014, 2015 AND 2016

7.     Income tax expenses

  Composition of income tax expenses

	Year ended March 31,
	2014	2015	2016
	(in millions of RMB)
Current income tax expense	1,730	4,757	7,223
Deferred taxation	1,466	1,659	1,226

	3,196	6,416	8,449

  Under the current laws of the Cayman Islands, the Company is not subject to tax on its income or capital gains. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax is imposed. The Company's subsidiaries incorporated in Hong Kong were subject to the Hong Kong profits tax rate at 16.5% for the years ended March 31, 2014, 2015 and 2016. The Company's subsidiaries incorporated in other jurisdictions such as the United States, Singapore and Japan were subject to income tax charges calculated on the basis of the tax laws enacted or substantially enacted in the countries where the Company's subsidiaries operate and generate income.

  Current income tax expense primarily represents the provision for PRC Enterprise Income Tax ("EIT") for subsidiaries operating in the PRC. These subsidiaries are subject to EIT on their taxable income as reported in their respective statutory financial statements adjusted in accordance with the relevant tax laws, rules and regulations in the PRC.

  Under the PRC Enterprise Income Tax Law (the "EIT Law"), the standard enterprise income tax rate for domestic enterprises and foreign invested enterprises is 25%. In addition, the EIT Law provides for, among others, a preferential tax rate of 15% for enterprises qualified as High and New Technology Enterprises. Further, certain subsidiaries were recognized as having status as a Software Enterprise and thereby entitled to enjoy full exemption from EIT for two years beginning with their first profitable year and a 50% reduction for the subsequent three years. In addition, a duly recognized Key Software Enterprise within China's national plan can enjoy a preferential EIT rate of 10%. The Key Software Enterprise status is subject to review by the relevant authorities every two years. The timing of the annual review and notification by the relevant authorities may vary from year to year, and the related tax adjustments in relation to the change in applicable EIT rate are accounted for in the period in which the Key Software Enterprise status is recognized.

  The tax status of the subsidiaries of the Company with major taxable profits is described below:

  •
  Alibaba (China) Technology Co., Ltd. ("Alibaba China"), an entity primarily engaged in the operations of the Company's wholesale marketplaces, was recognized as a High and New Technology Enterprise and Key Software Enterprise during the taxation years of 2013 and 2014, and was thereby entitled to an EIT rate of 10% during these taxation years.

  •
  Taobao (China) Software Co., Ltd. ("Taobao China"), an entity primarily engaged in the operations of Taobao Marketplace, was recognized as a High and New Technology Enterprise and has been recognized as a Key Software Enterprise during the taxation years of 2013 and 2014 and was thereby subject to an EIT rate of 10% during such taxation years.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2014, 2015 AND 2016

7.     Income tax expenses (Continued)

  •
  Zhejiang Tmall Technology Co., Ltd. ("Tmall China"), an entity primarily engaged in the operations of Tmall, was recognized as a High and New Technology Enterprise and has been granted the Software Enterprise status and is thereby entitled to enjoy an income tax exemption for two years beginning with its first profitable year in taxation year of 2012, and a 50% reduction for the subsequent three years starting in taxation year of 2014. Accordingly, Tmall China was exempted from EIT during the taxation year of 2013 and entitled to an EIT rate of 12.5% during the taxation years of 2014, 2015 and 2016 and 15% thereafter for so long as Tmall China continues to qualify as a High and New Technology Enterprise.

  The consolidated financial statements did not reflect the potential tax rate adjustments that may arise from the renewal of the Key Software Enterprises status by Alibaba China and Taobao China for the taxation years of 2015 and 2016 because the annual review and notification has not yet been obtained up to March 31, 2016. Accordingly, Alibaba China and Taobao China, which continued to qualify as a High and New Technology Enterprise, applied an EIT rate of 15% in the consolidated financial statements during these periods.

  Most of the remaining PRC entities of the Company are subject to EIT at 25% for the years ended March 31, 2014, 2015 and 2016.

  Pursuant to the EIT Law, a 10% withholding tax is levied on dividends declared by PRC companies to their foreign investors. A lower withholding tax rate of 5% is applicable if direct foreign investors with at least 25% equity interest in the PRC company are incorporated in Hong Kong and meet the relevant requirements pursuant to the tax arrangement between the PRC and Hong Kong. Since the equity holders of the major PRC subsidiaries of the Company are Hong Kong incorporated companies, the Company has used 5% to provide for deferred tax liabilities on retained earnings which are anticipated to be distributed. As of March 31, 2016, the Company had fully accrued the withholding tax on the earnings distributable by all of the subsidiaries of the Company in the PRC, except for those undistributed earnings that the Company intends to invest indefinitely in the PRC of RMB13.6 billion.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2014, 2015 AND 2016

7.     Income tax expenses (Continued)

  Composition of deferred tax assets and liabilities

	As of March 31,
	2015	2016
	(in millions of RMB)
Deferred tax assets
Current:
Deferred revenue and customer advances	24	15
Tax losses carried forward and others (i)	381	767

	405	782
Less: Valuation allowance	(149)	(331)

Total deferred tax assets, current portion (Note 13)	256	451

Non-current:
Deferred revenue and customer advances	31	17
Property and equipment	14	25
Tax losses carried forward and others (i)	1,139	1,021

	1,184	1,063
Less: Valuation allowance	(1,027)	(1,033)

Total deferred tax assets, non-current portion (Note 13)	157	30

Total deferred tax assets	413	481

Deferred tax liabilities
Current:
Others	(17)	(9)
Non-current:
Withholding tax on undistributed earnings (ii)	(3,891)	(5,452)
Identifiable intangible assets	(575)	(508)
Available-for-sale securities	—	(488)
Others	(27)	(23)

Total deferred tax liabilities, non current portion	(4,493)	(6,471)

Total deferred tax liabilities	(4,510)	(6,480)

Net deferred tax liabilities	(4,097)	(5,999)

  (i)
  Others primarily represent accrued expenses which are not deductible until paid under PRC tax laws.
  (ii)
  The related deferred tax liabilities as of March 31, 2015 and 2016 were provided on the assumption that 100% of the distributable reserves of the major PRC subsidiaries will be distributed as dividends, except for those undistributed earnings that the Company intends to invest indefinitely in the PRC of RMB13.6 billion.

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

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2014, 2015 AND 2016

7.     Income tax expenses (Continued)

  As of March 31, 2016, the accumulated tax losses of subsidiaries incorporated in Hong Kong, the United States and Singapore, subject to the agreement of the relevant tax authorities, of RMB1,175 million, RMB696 million and RMB220 million, respectively, are allowed to be carried forward to offset against future taxable profits. Such carry forward of tax losses in Hong Kong and Singapore has no time limit, while the tax losses in the United States will expire, if unused, in the years ending March 31, 2019 through 2036. The accumulated tax losses of subsidiaries incorporated in PRC, subject to the agreement of the PRC tax authorities, of RMB2,917 million as of March 31, 2016 will expire, if unused, in the years ending March 31, 2017 through 2021.

  Reconciliation of the differences between the statutory EIT rate applicable to profits of the consolidated entities and the income tax expenses of the Company:

	Year ended March 31,
	2014	2015	2016
	(in millions of RMB, except per share data)
Income before income tax and share of results of equity investees	26,802	32,326	81,468
Income tax computed at statutory EIT rate (25%)	6,701	8,082	20,367
Effect of different tax rates available to different jurisdictions	(9)	33	(869)
Effect of tax holiday and preferential tax benefit on assessable profits of subsidiaries incorporated in the PRC	(6,414)	(5,881)	(6,680)
Non-deductible expenses and non-taxable income, net (i)	1,657	3,368	(4,994)
Tax savings from additional deductions on certain research and development expenses available for subsidiaries incorporated in the PRC (ii)	(483)	(1,096)	(1,205)
Withholding tax on the earnings remitted and anticipated to be remitted	1,445	1,898	1,573
Change in valuation allowance, deduction of certain share-based compensation expense and others	299	12	257

Income tax expenses	3,196	6,416	8,449

Effect of tax holidays inside the PRC on basic earnings per share/ADS (RMB)	2.95	2.57	2.72

  (i)
  Expenses not deductible for tax purposes and non-taxable income primarily represent investment income (loss), share-based compensation expense, equity-settled donation expense, interest expense, exchange differences. Investment income (loss) during the year ended March 31, 2016 included gains from the revaluation of the Company's remaining equity interest in Alibaba Pictures (Note 4(e)) and from the revaluation of previously held equity interest relating to obtaining Control of Alibaba Health (Note 4(c)).
  (ii)
  This amount represents tax incentives relating to the research and development expenses of certain major operating subsidiaries in the PRC. This tax incentive enables the Company to claim an additional tax deduction amounting to 50% of the qualified research and development expenses incurred.

8.     Share-based awards

  Share-based awards such as incentive and non-statutory options, restricted shares, RSUs, dividend equivalent rights, share appreciation rights and share payments may be granted to any directors, employees and consultants of the Company or affiliated companies under the employee share option plans adopted in 1999, 2004, 2005, the incentive plan adopted in 2007 and the equity incentive plan adopted in 2011, which govern the terms of the awards. In September 2014, the Company adopted a post-IPO equity incentive plan

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2014, 2015 AND 2016

8.     Share-based awards (Continued)

    (the "2014 Plan"). Share-based awards are only available for issuance under our 2014 Plan. If an award under the previous plan terminates, expires or lapses, or is cancelled for any reason, ordinary shares subject to the award become available for the grant of a new award under the 2014 Plan. On April 1, 2015 and each anniversary thereof, an additional amount equal to the lesser of (A) 25,000,000 ordinary shares, and (B) such lesser number of ordinary shares determined by the board of directors will become available for the grant of a new award under the 2014 Plan. The 2014 Plan has a ten-year term. All share awards granted under the 2014 Plan are subject to dilution protection should the capital structure of the Company be affected by a share split, reverse share split, share dividend or other dilutive action. The 2014 Plan has substantially similar terms as the plan adopted in 2011 and other previous plans except that (i) the 2014 Plan is administered by the compensation committee of the board (or a subcommittee thereof), or such other committee of the board to which the board has delegated power to act, or the board in absence of any such committee and some definitions, and (ii) certain terms are adjusted for the purposes of compliance with the Sarbanes-Oxley Act of 2002, U.S. Securities Act of 1933 and the regulations thereunder, as amended from time to time and U.S. Securities Exchange Act of 1934 and the regulations thereunder, as amended from time to time, among others. As of March 31, 2016, the number of shares authorized but unissued was 23,050,439 ordinary shares.

  Share options and RSUs granted are generally subject to a four-year vesting schedule as determined by the administrator of the plans. Under the four-year vesting schedule, depending on the nature and the purpose of the grant, share options and RSUs in general vest 25% or 50% upon the first or second anniversary of the vesting commencement date, respectively, as defined in the grant agreement, and thereafter 25% every year. No outstanding share options or RSUs will be exercisable or subject to vesting after the expiry of a maximum of six years from the date of grant. Starting from the year ended March 31, 2015, certain share options and RSUs granted to senior management members of the Company were subject to a six-year pro rata vesting schedule. No outstanding share options or RSUs will be exercisable or subject to vesting after the expiry of a maximum of eight years from the date of grant.

  Early exercise of share options is allowable under all the aforementioned plans; however, any unvested shares are subject to repurchase by the Company at the lower of the original exercise price or the fair market value upon termination of service contracts with the grantees.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2014, 2015 AND 2016

8.     Share-based awards (Continued)

(a)   Share options relating to ordinary shares of the Company

  A summary of changes in the share options relating to ordinary shares granted by the Company during the year ended March 31, 2016 is as follows:

	Number of share options	Weighted average exercise price	Weighted average remaining contractual life
		US$	(in years)
Outstanding at April 1, 2015	21,339,410	42.29	6.0
Granted	5,159,400	81.55
Exercised	(3,091,919)	15.23
Cancelled/forfeited/expired	(5,699,563)	54.99

Outstanding at March 31, 2016 (i)	17,707,328	54.37	5.6

Vested and exercisable at March 31, 2016	4,062,743	50.21	5.8
Vested and expected to vest at March 31, 2016 (ii)	17,255,700	54.68	5.8
  (i)
  Outstanding options as of March 31, 2016 include 2,699,250 unvested options early exercised.
  (ii)
  The share options expected to vest are the result of applying the pre-vesting forfeiture rate assumptions to total outstanding share options, including early exercised options.

  As of March 31, 2015 and 2016, 605,340 and 384,116 outstanding share options were held by non-employees, respectively. These share options are subject to re-measurement through each vesting date to determine the appropriate share-based compensation expense.

  As of March 31, 2016, the aggregate intrinsic value of all outstanding options was RMB2,964 million. As of the same date, the aggregate intrinsic value of options that were vested and exercisable and options that were vested and expected to vest is RMB757 million and RMB2,801 million, respectively.

  During the years ended March 31, 2014, 2015 and 2016, the weighted average grant date fair value of share options granted was US$6.14, US$23.07 and US$28.65, respectively, and the total grant date fair value of options vested during the same years was RMB123 million, RMB134 million and RMB602 million, respectively. During the same years, the aggregate intrinsic value of share options exercised was RMB1,698 million, RMB488 million and RMB556 million, respectively.

  Cash received from option exercises under the share option plans, including repayment of loans and interest receivable on employee loans for the exercise of vested options, for the years ended March 31, 2014, 2015 and 2016 was RMB1,543 million, RMB313 million and RMB693 million, respectively.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2014, 2015 AND 2016

8.     Share-based awards (Continued)

(a)   Share options relating to ordinary shares of the Company (Continued)

  The fair value of each option grant is estimated on the date of grant using the Black-Scholes model and the assumptions below:

	Year ended March 31,
	2014	2015	2016
Risk-free interest rate (i)	0.69% - 1.52%	1.38% - 1.99%	1.24% - 1.79%
Expected dividend yield (ii)	0%	0%	0%
Expected life (years) (iii)	4.25 - 4.38	4.25 - 5.75	4.25 - 5.75
Expected volatility (iv)	37.0% - 39.3%	35.0% - 40.8%	33.4% - 35.7%
  (i)
  Risk-free interest rate is based on the yields of United States Treasury securities with maturities similar to the expected life of the share options in effect at the time of grant.
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

  As of March 31, 2016, there were RMB1,021 million of unamortized compensation costs related to these outstanding share options, net of expected forfeitures and after re-measurement applicable to share options granted to non-employees. These amounts are expected to be recognized over a weighted average period of 2.8 years.

  During the years ended March 31, 2014, 2015 and 2016, the Company recognized share-based compensation expense of RMB417 million, RMB1,152 million and RMB578 million, respectively, in connection with the above share options, net of reimbursement from Ant Financial Services (Note 23).

(b)   Restricted shares and RSUs relating to ordinary shares of the Company

  A summary of the changes in the restricted shares and RSUs related to ordinary shares granted by the Company during the year ended March 31, 2016 is as follows:

	Number of restricted shares and RSUs	Weighted- average grant date fair value
		US$
Awarded and unvested at April 1, 2015	67,981,170	45.68
Granted	30,865,598	72.30
Vested	(20,813,741)	34.60
Cancelled/forfeited	(6,196,662)	52.35

Awarded and unvested at March 31, 2016	71,836,365	59.75

Expected to vest at March 31, 2016 (i)	62,144,018	58.25
  (i)
  Restricted shares and RSUs expected to vest are the result of applying the pre-vesting forfeiture rate assumptions to total outstanding restricted shares and RSUs.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2014, 2015 AND 2016

8.     Share-based awards (Continued)

(b)   Restricted shares and RSUs relating to ordinary shares of the Company (Continued)

  As of March 31, 2015 and 2016, 6,447,715 and 5,880,443 outstanding RSUs were granted to non-employees, respectively. These awards are subject to re-measurement through each vesting date to determine the appropriate share-based compensation expense.

  As of March 31, 2016, there were RMB12,688 million of unamortized compensation costs related to these outstanding restricted shares and RSUs, net of expected forfeitures and after re-measurement applicable to these awards granted to non-employees. These amounts are expected to be recognized over a weighted average period of 2.1 years.

  During the years ended March 31, 2014, 2015 and 2016, the Company recognized share-based compensation expense of RMB2,378 million, RMB7,767 million and RMB9,915 million, respectively, in connection with the above restricted shares and RSUs, net of reimbursement from Ant Financial Services (Note 23).

(c)   Partner Capital Investment Plan relating to ordinary shares of the Company

  During the years ended March 31, 2014 and 2015, the Company offered selected members of the Alibaba Partnership subscription rights to acquire restricted shares of the Company. These rights and the underlying restricted shares are only subject to a non-compete provision but not other vesting conditions (employment or otherwise) and they entitle the holders to purchase restricted shares at US$14.50 per share during a four-year period. Upon the exercise of such rights, the underlying ordinary shares may not be transferred for a period of eight years from the date of subscription of the relevant rights. The number of ordinary shares underlying these rights is 18,000,000 shares of which the rights to subscribe 14,500,000 shares were offered and subscribed up to March 31, 2016. These rights were accounted for as a noncontrolling interest of the Company as such rights were issued by the subsidiaries and classified as equity at the subsidiary level. Share-based compensation expense of nil, RMB211 million and nil was recognized in connection with these rights for the years ended March 31, 2014, 2015 and 2016, respectively.

  The fair value of each right to acquire restricted shares is estimated on the subscription date using the Black-Scholes model and the assumptions below:

	Year ended March 31,
	2014	2015
Risk-free interest rate (i)	1.03%	1.50%
Expected dividend yield (ii)	0%	0%
Expected life (years) (iii)	4.00	4.00
Expected volatility (iv)	36.9%	38.1%
Discount for post-vesting sale restrictions (v)	38.0%	35.0%
  (i)
  Risk-free interest rate is based on the yields of United States Treasury securities with maturities similar to the expected life of the share-based awards in effect at the time of grant.
  (ii)
  Expected dividend is assumed to be 0% as the Company has no history or expectation of paying a dividend on its ordinary shares.
  (iii)
  Expected life of the rights is based on management's estimate on timing of redemption for ordinary shares by the participants.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2014, 2015 AND 2016

8.     Share-based awards (Continued)

(c)   Partner Capital Investment Plan relating to ordinary shares of the Company (Continued)

  (iv)
  Expected volatility is assumed based on the historical volatility of the Company's comparable companies in the period equal to expected life of each right.
  (v)
  Discount for post-vesting sale restrictions applied on the underlying ordinary shares takes into consideration the restriction on sales of eight years.

(d)  Share-based awards relating to Ant Financial Services

  Junhan, the general partner of which is controlled by the executive chairman of the Company and a major equity holder of Ant Financial Services, made grants of certain share-based awards similar to share appreciation awards linked to the valuation of Ant Financial Services to a substantial number of employees of the Company. The vesting of such awards is conditional upon the fulfillment of requisite service conditions to the Company, and such awards will be settled in cash by Junhan upon the disposal by the holders. Junhan has the right to repurchase the vested awards from the holders upon an initial public offering of Ant Financial Services or the termination of the employment of the employees with the Company at a price to be determined based on the then fair market value of Ant Financial Services. The Company has no obligation to reimburse Junhan, Ant Financial Services or its subsidiaries for the cost associated with these awards.

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

  As of March 31, 2016, there were RMB2,542 million of unamortized compensation costs related to these outstanding share-based awards of Ant Financial Services granted by Junhan, net of expected forfeitures. These amounts are expected to be recognized over a weighted average period of 1.7 years.

  During the years ended March 31, 2015 and 2016, the Company recognized expenses of RMB3,788 million and RMB5,506 million in respect of the share-based awards relating to Ant Financial Services granted by Junhan, respectively. The expenses recognized for the year ended March 31, 2014 were insignificant.

(e)   Share-based compensation expense by function

	Year ended March 31,
	2014	2015	2016
	(in millions of RMB)
Cost of revenue	1,154	4,176	4,003
Product development expenses	795	3,876	5,703
Sales and marketing expenses	189	1,235	1,963
General and administrative expenses	706	3,741	4,413

Total	2,844	13,028	16,082

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2014, 2015 AND 2016

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
  (i)
  Risk-free interest rate is based on the yields of United States Treasury securities with maturities similar to the expected life of these options at the time of grant.
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

  For the calculation of diluted earnings per share, net income attributable to ordinary shareholders for basic earnings per share is adjusted by the effect of dilutive securities, including share-based awards, under the treasury stock method. In addition, the computation of the diluted earnings per share assumes the conversion of Convertible Preference Shares (Note 22) since their issuance. Potentially dilutive securities, of which the amounts are insignificant, have been excluded from the computation of diluted net income per share if their inclusion is anti-dilutive.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2014, 2015 AND 2016

10.   Earnings per share (Continued)

  The following table sets forth the computation of basic and diluted net income per share/ADS for the following periods:

	Year ended March 31,
	2014	2015	2016
	(in millions of RMB, except share data and per share data)
Numerator:
Net income attributable to ordinary shareholders for computing net income per ordinary share — basic	23,076	24,149	71,460
Reversal of accretion of Convertible Preference Shares	31	15	—
Reversal of dividend of Convertible Preference Shares	208	97	—

Net income attributable to ordinary shareholders for computing net income per ordinary share — diluted	23,315	24,261	71,460
Shares (denominator):
Weighted average number of shares used in calculating net income per ordinary share — basic (million shares)	2,175	2,337	2,458
Adjustments for dilutive share options and RSUs (million shares)	66	120	104
Conversion of Convertible Preference Shares (million shares)	91	43	—

Weighted average number of shares used in calculating net income per ordinary share — diluted (million shares)	2,332	2,500	2,562
Net income per ordinary share/ADS — basic (RMB)	10.61	10.33	29.07

Net income per ordinary share/ADS — diluted (RMB)	10.00	9.70	27.89

11.   Restricted cash

	As at March 31,
	2015	2016
	(in millions of RMB)
Cash pledged for a bank in connection with its loan facilities for option exercise in favor of employees of the Company and its related companies	997	302
Cash pledged for treasury management activities	1,013	760
Others	287	284

	2,297	1,346

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2014, 2015 AND 2016

12.   Investment securities and fair value disclosure

	As of March 31, 2015
	Original cost	Gross unrealized gains	Gross unrealized losses	Provision for decline in value	Fair value
	(in millions of RMB)
Assets
Trading securities:
Listed equity securities	619	115	(58)	—	676
Financial derivatives	86	532	(1)	—	617
Available-for-sale securities:
Listed equity securities and other treasury investments	8,261	3,822	(446)	—	11,637
Equity fund	184	52	—	—	236
Held-to-maturity securities	1,384	—	—	—	1,384
Convertible bonds accounted for under the fair value option	3,983	150	(414)	—	3,719

	14,517	4,671	(919)	—	18,269

	As of March 31, 2016
	Original cost	Gross unrealized gains	Gross unrealized losses	Provision for decline in value	Fair value
	(in millions of RMB)
Assets
Trading securities:
Listed equity securities	646	230	(105)	—	771
Financial derivatives	7	171	—	—	178
Available-for-sale securities:
Listed equity securities and other treasury investments	12,701	5,940	(438)	(957)	17,246
Held-to-maturity securities	10,760	—	—	(7)	10,753
Convertible bonds accounted for under the fair value option	4,256	366	—	—	4,622

	28,370	6,707	(543)	(964)	33,570

  During the years ended March 31, 2015 and 2016, the Company completed several investments accounted for as investment securities. Details of these significant investments are summarized in Note 4.

  During the years ended March 31, 2014, 2015 and 2016, gross realized gain of RMB148 million, RMB141 million and RMB1,012 million and gross realized loss of RMB160 million, RMB97 million and RMB410 million from disposals of investment securities were recognized in the consolidated income statements, respectively. During the years ended March 31, 2014, 2015 and 2016, impairment loss of nil, nil and RMB962 million were charged in the consolidated income statements, respectively, as a result of other than temporary decline in values related to a listed equity security and a held-to-maturity security.

  As of March 31, 2014, 2015 and 2016, net unrealized gains of RMB299 million, RMB3,384 million and RMB5,502 million on available-for-sale securities were recorded in accumulated other comprehensive income, respectively. For available-for-sale securities with unrealized loss, their related aggregate fair values amounted

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2014, 2015 AND 2016

12.   Investment securities and fair value disclosure (Continued)

  to RMB4,929 million and RMB1,751 million as of March 31, 2015 and 2016, respectively. The carrying amounts of available-for-sale securities that were in a loss position over twelve months were insignificant as of the same dates.

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

  Fair value of short-term investments and listed equity securities are based on quoted prices in active markets for identical assets or liabilities. All other financial instruments, such as derivative instruments and forward exchange contracts, are valued based on quoted market prices of similar instruments and other significant inputs derived from or corroborated by observable market data. Convertible bonds are valued using binomial model with unobservable inputs including risk-free interest rate, expected volatility and dividend yield. Contingent consideration is valued using an expected cashflow method with unobservable inputs including the probability to achieve the operating and financial targets, which is assessed by the Company, in connection with the contingent consideration arrangements.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2014, 2015 AND 2016

12.   Investment securities and fair value disclosure (Continued)

  The following table summarizes the Company's assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy:

	As of March 31, 2015
	Level 1	Level 2	Level 3	Total
	(in millions of RMB)
Assets
Short-term investments	14,148	—	—	14,148
Restricted cash	2,297	—	—	2,297
Trading securities:
Listed equity securities	676	—	—	676
Financial derivatives	—	617	—	617
Available-for-sale securities:
Listed equity securities	11,637	—	—	11,637
Equity fund	236	—	—	236
Convertible bond accounted for under the fair value option	—	—	3,719	3,719

	28,994	617	3,719	33,330

Liabilities
Contingent consideration in relation to investments and acquisitions	—	—	1,278	1,278

	As of March 31, 2016
	Level 1	Level 2	Level 3	Total
	(in millions of RMB)
Assets
Short-term investments	4,700	—	—	4,700
Restricted cash	1,346	—	—	1,346
Trading securities:
Listed equity securities	771	—	—	771
Financial derivatives	—	178	—	178
Available-for-sale securities:
Listed equity securities	17,246	—	—	17,246
Convertible bond accounted for under the fair value option	—	—	4,622	4,622

	24,063	178	4,622	28,863

Liabilities
Forward exchange contracts	—	461	—	461
Contingent consideration in relation to investments and acquisitions	—	—	1,264	1,264

	—	461	1,264	1,725

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2014, 2015 AND 2016

12.   Investment securities and fair value disclosure (Continued)

  Convertible bonds accounted for under the fair value option:

Amounts
(in millions of RMB)
Balance at April 1, 2014	1,044
Additions (Note 4(r))	2,944
Decrease in fair value	(264)
Foreign currency translation adjustments	(5)

Balance at March 31, 2015	3,719
Increase in fair value	630
Foreign currency translation adjustments	273

Balance at March 31, 2016	4,622

  Contingent consideration in relation to investments and acquisitions:

Amounts
(in millions of RMB)
Balance at April 1, 2014	326
Repayment	(227)
Additions (Note 4(g))	1,094
Increase in fair value	85

Balance at March 31, 2015	1,278
Decrease in fair value	(14)

Balance at March 31, 2016	1,264

  Other than contingent cash consideration disclosed in Note 4(g), items included in contingent consideration as of March 31, 2016 are individually insignificant.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2014, 2015 AND 2016

13.   Prepayments, receivables and other assets

	As of March 31,
	2015	2016
	(in millions of RMB)
Current:
VAT receivables (i)	3,457	6,589
Amounts due from related companies (ii)	4,842	3,236
Prepaid cost of revenue, sales and marketing expenses and others	433	1,242
Accounts receivable, net of allowance	1,067	1,209
Deferred direct selling costs (iii)	809	948
Deferred tax assets (Note 7)	256	451
Advances to customers and merchants	373	435
Loan receivables, net	835	390
Interest receivables	561	314
Employee loans and advances (iv)	153	124
Others	1,027	2,090

	13,813	17,028

Non-current:
Prepayment for acquisition of property and equipment	1,883	4,358
Employee loans (iv)	534	451
Prepaid upfront fees and debt issuance costs related to long-term borrowings and unsecured senior notes	311	354
Deferred direct selling costs (iii)	149	148
Deferred tax assets (Note 7)	157	30
Prepayment for film rights, script agreements and in-production movies and TV episodes	375	—
Others	676	666

	4,085	6,007

  (i)
  VAT receivables as of March 31, 2016 mainly represent VAT receivable from relevant PRC tax authorities arising from OneTouch's VAT refund service. OneTouch provides advance settlement of relevant VAT refund amount to its customers prior to receiving such VAT refund from tax authorities. To provide this service, OneTouch relies on short term banking facilities and takes on credit risk if OneTouch fails to recover the prepaid VAT amount.

  (ii)
  Amounts due from related parties primarily represent balances arising from transactions with Ant Financial Services and its subsidiaries (Note 4(b) and 23). The balances are unsecured, interest free and repayable within the next twelve months.

  (iii)
  The Company is obligated to pay certain costs upon the receipt of membership fees from merchants or other customers, which primarily consist of sales commissions. The membership fees are initially deferred and recognized as revenue in the consolidated income statements in the period in which the services are rendered. As such, the related costs are also initially deferred and recognized in the consolidated income statements in the same period as the related service fees are recognized.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2014, 2015 AND 2016

13.   Prepayments, receivables and other assets (Continued)

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

14.   Investment in equity investees

	Cost method	Equity method	Total
	(in millions of RMB)
Balance at April 1, 2014	13,589	4,077	17,666
Additions	12,304	16,518	28,822
Share of results and other comprehensive income (i)	—	(1,148)	(1,148)
Less: disposals and transfers (ii)	(9,818)	(806)	(10,624)
Less: impairment loss	(419)	(438)	(857)
Foreign currency translation adjustments	17	1	18

Balance at March 31, 2015	15,673	18,204	33,877
Additions (iii)	19,764	41,968	61,732
Share of results and other comprehensive income (i)	—	(1,296)	(1,296)
Less: disposals and transfers (ii)	(2,150)	(751)	(2,901)
Less: impairment loss	(902)	—	(902)
Foreign currency translation adjustments	879	72	951

Balance at March 31, 2016	33,264	58,197	91,461

  (i)
  Share of results and other comprehensive income includes the share of results of the equity investees, the gain arising from the deemed disposal of the equity investees and the amortization of basis differences. The balance excludes the gain arising from fair value adjustments of contingent consideration related to an equity investee and the expenses in connection with the share-based awards relating to ordinary shares of the Company and Ant Financial Services granted to employees of certain equity investees (Note 8(d)).

  (ii)
  During the year ended March 31, 2015, transfers under the equity method were primarily related to the step acquisitions of OneTouch (Note 4(g)), UCWeb (Note 4(f)), AutoNavi (Note 4(d)), as well as an additional investment in Weibo (Note 4(u)).

    During the year ended March 31, 2016, disposals under the cost method were primarily related to the partial disposal of the Company's investment in an equity investee. A gain of approximately US$471 million (RMB3,078 million) arising from such disposal was recognized in interest and investment income, net in the consolidated income statement. Transfers under the equity method were primarily related to the consolidation of Alibaba Health upon which the control was obtained by the Company (Note 4(c)).

  (iii)
  Additions during the year ended March 31, 2016 included the fair value of the retained noncontrolling investment in Alibaba Pictures which is accounted for as an equity method investee after the deconsolidation (Note 4(e)).

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2014, 2015 AND 2016

14.   Investment in equity investees (Continued)

  During the years ended March 31, 2015 and 2016, the Company completed several investments accounted for as equity investees. Details of the significant investments are summarized in Note 4.

  The Company continually reviews its investments in equity investees to determine whether a decline in fair value below the carrying value is other than temporary. The primary factors the Company considers in its determination are the length of time that the fair value of the investment is below the Company's carrying value; the financial condition, operating performance and the prospects of the equity investee; and other company specific information such as recent financing rounds. If the decline in fair value is deemed to be other than temporary, the carrying value of the equity investee is written down to fair value. Impairment charges in connection with the equity method investments of nil, RMB438 million and nil were recorded in share of results of equity investees in the consolidated income statements for the years ended March 31, 2014, 2015 and 2016, respectively. Impairment charges in connection with the cost method investments of RMB119 million, RMB419 million and RMB902 million were recorded in interest and investment income, net in the consolidated income statements for the years ended March 31, 2014, 2015 and 2016, respectively. The fair value measurements with respect to such impairment losses were individually insignificant and utilized a number of different unobservable inputs not subject to meaningful aggregation.

  As of March 31, 2016, the equity method investments with an aggregate carrying amount of RMB42,395 million that are publicly traded have decreased in value and the total open market values of these investments amounted to RMB38,344 million. A decline in the quoted market price below the carrying amount is not necessarily indicative of a loss in value that is other than temporary. The Company evaluated all factors and no impairment charge was recognized for these publicly traded equity method investments.

  As of March 31, 2015 and 2016, the cost method investments with an aggregate carrying amount of RMB6,046 million and RMB9,223 million have appreciated in value and the Company estimated the fair value to approximate RMB14,965 million and RMB25,639 million, respectively. As of the same dates, for certain other cost method investments with carrying amounts of RMB9,627 million and RMB24,041 million, the Company identified no events or changes in circumstances that may have a significant adverse effect on the fair values of the investments and determined that it is not practicable to estimate their fair values, respectively.

15.   Property and equipment, net

	As of March 31,
	2015	2016
	(in millions of RMB)
Computer equipment and software	9,829	13,289
Buildings and leasehold improvements	2,828	6,155
Construction in progress	1,818	1,883
Furniture, office and transportation equipment	430	483

	14,905	21,810
Less: accumulated depreciation and amortization	(5,766)	(8,181)

Net book value	9,139	13,629

  Depreciation and amortization expenses recognized for the years ended March 31, 2014, 2015 and 2016 were RMB1,295 million, RMB2,282 million and RMB3,699 million, respectively.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2014, 2015 AND 2016

16.   Intangible assets

	As of March 31,
	2015	2016
	(in millions of RMB)
Non-compete agreements	3,630	4,284
Developed technology and patents	3,331	3,652
Trade names, trademarks and domain names	2,007	2,222
User base and customer relationships	855	1,234
Licenses and copyrights and others	295	787
Less: accumulated amortization and impairment	(3,543)	(6,809)

Net book value	6,575	5,370

  Amortization expenses for the years ended March 31, 2014, 2015 and 2016 amounted to RMB315 million, RMB2,089 million and RMB2,931 million, respectively. During the same periods, no impairment charge was recognized in the consolidated income statements.

  The estimated aggregate amortization expenses for each of the five succeeding fiscal years and thereafter are as follows:

Amounts
(in millions of RMB)
For the year ending March 31,
2017	3,103
2018	1,734
2019	449
2020	71
2021	8
Thereafter	5

5,370

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2014, 2015 AND 2016

17.   Goodwill

  The changes in the carrying amount of goodwill for the years ended March 31, 2015 and 2016 were as follows:

Amounts
(in millions of RMB)
Balance as of April 1, 2014	11,793
Additions	30,319
Deconsolidation of a subsidiary	(4)
Impairment	(175)
Foreign currency translation adjustments	—

Balance as of March 31, 2015	41,933
Additions	50,723
Deconsolidation of a subsidiary (Note 4(e))	(10,556)
Impairment	(455)
Foreign currency translation adjustments	—

Balance as of March 31, 2016	81,645

  Gross goodwill balances were RMB44,928 million and RMB85,095 million as of March 31, 2015 and 2016, respectively. Accumulated impairment losses were RMB2,995 million and RMB3,450 million as of the same dates, respectively.

  In the annual impairment assessment of goodwill, the Company concluded that the carrying amounts of respective reporting units exceeded its fair value and recorded an impairment charge of RMB44 million, RMB175 million and RMB455 million during the years ended March 31, 2014, 2015 and 2016, respectively. The impairment losses were resulted from a revision of long-term financial outlook and the change in business model of those reporting units. The impairment charge was determined by comparing the carrying amount of goodwill associated with that reporting unit with the implied fair value of the goodwill.

18.   Deferred revenue and customer advances

  Deferred revenue and customer advances primarily represent service fees prepaid by merchants for which the relevant services have not been provided. The respective balances are as follows:

	As of March 31,
	2015	2016
	(in millions of RMB)
Deferred revenue	5,781	7,236
Customer advances	2,578	3,479

	8,359	10,715
Less: current portion	(7,914)	(10,297)

Non-current portion	445	418

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

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2014, 2015 AND 2016

19.   Accrued expenses, accounts payable and other liabilities

	As of March 31,
	2015	2016
	(in millions of RMB)
Current:
Accrued cost of revenue and sales and marketing expenses	5,158	8,328
Accrued bonus and staff costs, including sales commission	6,377	8,210
Other deposits received in rendering services on e-commerce marketplaces	1,391	1,503
Amounts due to related companies (i)	927	1,456
Accruals for purchases of property and equipment	701	1,248
Payable to third party marketing affiliates	667	1,051
Other taxes payable (ii)	635	943
Accrued professional services expenses	302	603
Accrual for interest expense	535	571
Accrued donations	339	549
Liabilities arising from treasury management activities	776	539
Contingent and deferred consideration in relation to investments and acquisitions	329	322
Unvested share options exercised	518	321
Others	1,179	1,690

	19,834	27,334

Non-current:
Contingent and deferred consideration in relation to investments and acquisitions	1,953	1,851
Others	197	315

	2,150	2,166

  (i)
  Amounts due to related companies primarily represent balances arising from the transactions with Ant Financial Services and its subsidiaries (Note 23). The balances are unsecured, interest free and repayable within the next twelve months.

  (ii)
  Other taxes payable represents business tax, value-added tax and related surcharges and PRC individual income tax of employees withheld by the Company.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2014, 2015 AND 2016

20.   Bank borrowings

  Bank borrowings are analyzed as follows:

	As of March 31
	2015	2016
	(in millions of RMB)
Long-term borrowings (i)	1,609	1,871
Short-term borrowings (ii)	1,990	4,304

	3,599	6,175

  (i)
  The weighted average interest rate for all long-term borrowings for the years ended March 31, 2014, 2015 and 2016 was approximately 6.7%, 5.9% and 4.9%, respectively. Other loans are collateralized by a pledge of certain land use rights and construction in progress with carrying values of RMB2,216 million and RMB3,583 million in the PRC as of March 31, 2015 and 2016, respectively. Such borrowings are all denominated in Renminbi.

  (ii)
  As of March 31, 2015 and 2016, the Company had short-term borrowings from banks which were repayable within one year or on demand and charged at interest rates ranging from 2.0% to 11.6% and 4.0% to 7.1% per annum, respectively. Such borrowings are all denominated in Renminbi.

  In August 2014, the Company entered into a revolving credit facility agreement with certain financial institutions for an amount of US$3.0 billion which has not yet been drawn down. The interest rate on any outstanding utilized amount under this credit facility is calculated based on LIBOR plus 120 basis points. This facility is reserved for general corporate and working capital purposes.

  In March 2016, the Company signed a five-year US$3.0 billion syndicated loan agreement with a group of eight lead arrangers which has been subsequently drawn down in April 2016. The loan was upsized from US$3.0 billion to US$4.0 billion in May 2016 through a general syndication, which the upsized portion of the loan has not yet been drawn down. The loan has a five-year bullet maturity and is priced at 110 basis points over LIBOR. The proceeds of the loan will be used for general corporate and working capital purposes (including acquisitions).

  As of March 31, 2016, the borrowings will be due according to the following schedule:

Principal amounts
(in millions of RMB)
Within 1 year	4,304
Between 1 to 2 years	682
Between 2 to 3 years	520
Between 3 to 4 years	502
Between 4 to 5 years	167

6,175

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2014, 2015 AND 2016

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

  The following table provides a summary of the Company's unsecured senior notes as of March 31, 2016:

	Amounts	Effective interest rate
	(in millions of RMB)
US$300 million floating rate notes due 2017	1,940	1.22%
US$1,000 million 1.625% notes due 2017	6,462	1.73%
US$2,250 million 2.500% notes due 2019	14,506	2.64%
US$1,500 million 3.125% notes due 2021	9,662	3.24%
US$2,250 million 3.600% notes due 2024	14,524	3.66%
US$700 million 4.500% notes due 2034	4,502	4.59%

Carrying value	51,596
Unamortized discount and debt issuance costs	130

Total principal amounts of unsecured senior notes	51,726

  The unsecured senior notes were issued at a discount amounting to US$24 million (RMB150 million). The debt issuance costs of US$29 million (RMB175 million) were presented as a direct deduction from the principal amount of the unsecured senior notes on the consolidated balance sheets. The effective interest rates for the unsecured senior notes include the interest charged on the notes as well as amortization of the debt discounts and debt issuance costs.

  The unsecured senior notes contain covenants including, among others, limitation on liens, consolidation, merger and sale of the Company's assets. In addition, the notes rank senior in right of payment to all of the Company's existing and future indebtedness expressly subordinated in right of payment to the notes and rank at least equally in right of payment with all of the Company's existing and future unsecured unsubordinated indebtedness (subject to any priority rights pursuant to applicable law).

  The proceeds from issuance of the unsecured senior notes were used in full to refinance a previous syndicated loan in the same amount. The related unamortized upfront fees of RMB830 million of such syndicated loan were charged to interest expenses on the consolidated income statements upon the repayment of the syndicated loan during the year ended March 31, 2015.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2014, 2015 AND 2016

21.   Unsecured senior notes (Continued)

  As of March 31, 2016, the future principal payments for the Company's unsecured senior notes will be due according to the following schedule:

Principal amounts
(in millions of RMB)
Within 1 year	—
Between 1 to 2 years	8,405
Between 2 to 3 years	—
Between 3 to 4 years	14,548
Between 4 to 5 years	—
Thereafter	28,773

51,726

  As of March 31, 2016, the fair value of the Company's unsecured senior notes, based on Level 2 inputs, was US$8,111 million (RMB52,443 million).

22.   Convertible Preferences Shares

  As part of the arrangement for the repurchase of ordinary shares from Yahoo in 2012, the Company issued convertible preference shares ("Convertible Preference Shares") to Yahoo with a liquidation preference of US$1.7 billion (RMB10.7 billion) (the "Convertible Preference Shares"), net of issuance cost of RMB157 million.

  The Convertible Preference Shares were redeemable at an amount equal to their liquidation preference plus accrued and unpaid dividends at the Company's option at any time subsequent to the first anniversary of the issue date if certain conditions were met, and were mandatorily redeemable on the fifth anniversary of the issue date unless previously redeemed. The holders of the Convertible Preference Shares were entitled to semi-annual dividends at a pre-determined rate until such shares were redeemed. Such dividend rate shall be 2.0% per annum prior to the second anniversary of the issuance date, 5.0% per annum commencing on the second anniversary of the issuance date until the mandatory redemption date, and 8.0% per annum thereafter until the Convertible Preference Shares were redeemed or converted into ordinary shares. The Convertible Preference Shares were convertible at the holder's option at any time at an initial conversion price of US$18.50 per share subject to certain adjustments, and shall be mandatorily converted concurrently with the closing of a qualified IPO as defined in the Convertible Preference Share purchase agreement. The holders of such shares had no voting rights. The Convertible Preference Shares were classified in the mezzanine section between liabilities and equity on the consolidated balance sheets due to their mandatory redemption provision. Costs incurred in connection with the issuance of the Convertible Preference Shares were recorded as a reduction of the related proceeds received, and the related accretion was charged against additional paid-in capital over the period from the issuance date until the mandatory redemption date of such shares. The Convertible Preference Shares were converted into ordinary shares of the Company upon the closing of the Company's initial public offering in September 2014 (Note 4(a)).

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2014, 2015 AND 2016

23.   Related party transactions

  During the years ended March 31, 2014, 2015 and 2016, other than disclosed elsewhere, the Company had the following material related party transactions:

  Transactions with Yahoo

	Year ended March 31,
	2014	2015	2016
	(in millions of RMB)
Amount incurred or disbursed by the Company
Royalty fee (i)	748	448	—
Purchase of patents (ii)	430	144	—
  (i)
  The Company and Yahoo entered into a Technology and Intellectual Property Licensing Agreement in October 2005 whereby Yahoo granted to the Company the use of certain intellectual property and the Company agreed to pay Yahoo a royalty fee equal to 2%, until December 31, 2012 and equal to 1.5% thereafter, of revenues recognized on a consolidated basis under U.S. GAAP, less traffic acquisition costs incurred in connection with third-party distribution partners, business tax, value-added tax or similar sales tax based on revenue paid to governments. The arrangement was terminated upon the completion the Company's initial public offering in September 2014. Such royalty expense was recognized in product development expenses.

  (ii)
  The Company and Yahoo entered into a patent sale and assignment agreement during the years ended March 31, 2014 and 2015 pursuant to which the Company acquired ownership of certain patents for aggregate consideration of US$70 million and US$24 million, respectively.

  Transactions with Ant Financial Services, Alipay, Koubei and their affiliates

	Year ended March 31,
	2014	2015	2016
	(in millions of RMB)
Amount earned by the Company
Royalty fee and software technology services fee (i)	1,764	1,667	1,122
SME Annual Fee (ii)	—	90	708
Reimbursement on options and RSUs (iii)	266	206	113
Other services (iv)	46	158	1,086

	2,076	2,121	3,029

Amount incurred by the Company
Payment processing fee (v)	2,349	3,853	4,898
Other services (iv)	21	306	299

	2,370	4,159	5,197

  (i)
  In 2011, the Company entered into an Intellectual Property License and Software Technology Services Agreement with Alipay whereby the Company licenses certain intellectual properties and provides certain software technology services to Alipay in exchange for a royalty fee and software technology services fee

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2014, 2015 AND 2016

23.   Related party transactions (Continued)

    in an amount equal to the costs incurred by the Company in providing the software technology services plus 49.9% of the consolidated pre-tax income of Alipay and its subsidiaries (Note 4(b)), effective from December 2011. In 2014, the Intellectual Property License and Software Technology Services Agreement were terminated and the Company entered into the amended Alipay IPLA with Ant Financial Services. Under the amended Alipay IPLA, the Company will receive the Profit Share Payments amounting to the sum of an expense reimbursement plus 37.5% of the consolidated pre-tax income of Ant Financial Services, subject to certain adjustments (Note 4(b)), effective from August 2014.

    Royalty fee and software technology services fee under the Intellectual Property License and Software Technology Services Agreement and the Profit Share Payments were recognized in consolidated income statements, net of the costs incurred for the provision of the software technology services reimbursed by Alipay. The amounts reimbursed by Ant Financial Services to the Company were RMB275 million, RMB486 million and RMB274 million for the years ended March 31, 2014, 2015 and 2016, respectively.

  (ii)
  The Company entered into software system use and service agreements with Ant Financial Services in 2014. In calendar years 2015 to 2017, the Company received or will receive the SME Annual Fee equal to 2.5% of the average daily book balance of the micro loans made by Ant Financial Services and its affiliates. In calendar years 2018 to 2021, the Company will receive the SME Annual Fee equal to the amount paid for the calendar year 2017 (Note 4(b)).

  (iii)
  The Company entered into agreements with Ant Financial Services in 2012 and 2013 under which the Company will receive a reimbursement for options and RSUs relating to the ordinary shares granted to the employees of Ant Financial Services and its subsidiaries during the period from December 14, 2011 to March 31, 2014. Pursuant to the agreements, the Company will, upon vesting of such options and RSUs, receive a cash reimbursement equal to their respective grant date fair value. As this arrangement relates to share-based awards previously granted by the Company, the reimbursement is recognized as a reduction of share-based compensation expense.

  (iv)
  The Company also has other commercial arrangements, treasury management arrangements and cost sharing arrangements with Ant Financial Services, its subsidiaries and affiliates as well as Koubei on various technical, treasury management and other administrative services.

  (v)
  The Company and Alipay, among others, entered into a Commercial Agreement in 2011 whereby the Company receives payment processing services in exchange for a Payment Processing Fee (Note 4(b)), which was recognized in cost of revenue.

  As of March 31, 2015 and 2016, the Company had certain amounts of cash and short-term investments held in accounts managed by Alipay (Note 2(p) and 2(q)). In addition, as of March 31, 2015 and 2016, the Company had certain assets and liabilities with a net amount of RMB1,428 million and RMB1,517 million, respectively, are managed by a subsidiary of Ant Financial Services which primarily comprised of cash and investment securities.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2014, 2015 AND 2016

23.   Related party transactions (Continued)

  Transactions with management of the Company

  Certain members of management of the Company have purchased their own aircraft for both business and personal use. The use of the these managements' own aircraft in connection with the performance of their duties as employees is free of charge, and the Company has agreed to assume the cost of maintenance, crew and operations of the aircraft where such cost is allocated for business purposes. Such reimbursement of the maintenance and incidental costs was insignificant for the years ended March 31, 2014, 2015 and 2016.

  During the year ended March 31, 2014, the Company granted 50,000,000 share options to a non-profit organization designated by two members of management of the Company, subject to irrevocable instructions to designate and transfer these share options to the separate charitable trusts to be established by these two members of management of the Company (Note 9).

  Transactions with Cainiao Network

  The Company entered into agreements with Cainiao Network during the year ended March 31, 2014 whereby the Company disposed of two wholly-owned subsidiaries to a subsidiary of Cainiao Network for cash consideration of RMB524 million. The major assets of the disposed subsidiaries consist of land use rights in the PRC. The gain on disposals for the year ended March 31, 2014 amounted to RMB74 million. The Company also entered into an agreement with Cainiao Network during the year ended March 31, 2016 whereby the Company disposed of a wholly-owned subsidiary to Cainiao Network for cash consideration of US$33 million (RMB204 million). The major asset of the disposed subsidiary consist of a land use right in the PRC. The gain on disposals for the year ended March 31, 2016 amounted to RMB3 million.

  The Company has commercial arrangements with Cainiao Network to receive certain logistics services. Expenses incurred in connection with the logistics services provided by Cainiao Network of RMB785 million and RMB2,370 million were recorded in the consolidated income statements for the years ended March 31, 2015 and 2016, respectively.

  The Company also has cost sharing and other services arrangements with Cainiao Network and its subsidiaries primarily related to various administrative services and cloud computing services. In connection with these services provided by the Company, RMB20 million and RMB86 million were recorded in the consolidated income statements for the years ended March 31, 2015 and 2016, respectively.

  Transactions with Weibo

  The Company entered into a strategic collaboration agreement and a marketing cooperation agreement with Weibo during the year ended March 31, 2014. Expenses incurred in connection with the marketing services provided by Weibo of RMB154 million, RMB654 million and RMB715 million were recorded in the traffic acquisition cost and sales and marketing expenses in the consolidated income statements for the years ended March 31, 2014, 2015 and 2016, respectively.

  The Company also has other commercial arrangements with Weibo primarily related to cloud computing services. In connection with such services provided by the Company, nil, RMB2 million and RMB38 million were recorded in revenue in the consolidated income statements for the years ended March 31, 2014, 2015 and 2016, respectively.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2014, 2015 AND 2016

23.   Related party transactions (Continued)

  Other transactions

  The Company's ecosystem offers different platforms on which different enterprises operate and the Company believes that all transactions on the Company's platforms are conducted on terms obtained in arms-length transations with similar unrelated parties.

  Other than the transactions disclosed above or elsewhere in the consolidated financial statements, the Company has commercial arrangements with SoftBank, Yahoo, its equity investees and other related parties to provide and receive certain marketing, logistics, traffic acquisition, cloud computing and other services. The amounts relating to these services provided and received represent less than 1% of the Company's revenue and total expenses, respectively, for the years ended March 31, 2014, 2015 and 2016.

  In addition, the Company has made certain acquisitions and equity investments together with related parties from time to time during the years ended March 31, 2014, 2015 and 2016. The acquisitions and equity investments agreements were entered into by the parties involved and conducted on fair value basis. The significant acquisitions and equity investments together with related parties are included in Note 4.

24.   Restricted net assets

  PRC laws and regulations permit payments of dividends by the Company's subsidiaries and VIEs incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Company's subsidiaries and VIEs incorporated in the PRC are required to annually appropriate 10% of their net income to the statutory reserve prior to payment of any dividends, unless such reserve have reached 50% of their respective registered capital. In addition, registered share capital and capital reserve accounts are also restricted from withdrawal in the PRC, up to the amount of net assets held in each subsidiary and VIE. As a result of the restrictions described above and elsewhere under PRC laws and regulations, the Company's subsidiaries and VIEs incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Company in the form of dividends. Such restriction amounted to RMB39,116 million as of March 31, 2016. Even though the Company currently does not require any such dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, funding of future acquisitions and development, or merely to declare and pay dividends or distributions to its shareholders. Except for the above or disclosed elsewhere, there is no other restriction on the use of proceeds generated by the Company's subsidiaries and VIEs to satisfy any obligations of the Company.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2014, 2015 AND 2016

25.   Commitments

(a)   Capital commitments

  Capital expenditures contracted for are analyzed as follows:

	As of March 31,
	2015	2016
	(in millions of RMB)
Contracted but not provided for:
Purchase of property and equipment	908	803
Construction of corporate campuses	2,181	1,688

	3,089	2,491

(b)   Operating lease commitments for office facility and transportation equipment

  The Company has leased office premises and transportation equipment under non-cancellable operating lease agreements. These leases have varying terms and renewal rights. The future aggregate minimum lease payments under non-cancellable operating leases are as follows:

	As of March 31,
	2015	2016
	(in millions of RMB)
No later than 1 year	400	394
Later than 1 year and no later than 5 years	623	441
More than 5 years	33	65

Total	1,056	900

  For the years ended March 31, 2014, 2015 and 2016, the Company incurred rental expenses under operating leases of RMB217 million, RMB322 million and RMB451 million, respectively.

(c)   Commitments for co-location, bandwidth fees and marketing expenses

	As of March 31,
	2015	2016
	(in millions of RMB)
No later than 1 year	2,089	2,680
Later than 1 year and no later than 5 years	3,045	4,919
More than 5 years	—	823

Total	5,134	8,422

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2014, 2015 AND 2016

25.   Commitments (Continued)

(d)  Investment commitments

  The Company was obligated to pay up to RMB5,364 million and RMB65,597 million for the acquisition of investment securities and equity investees under various arrangements as of March 31, 2015 and 2016, respectively. The commitment balance as of March 31, 2016 primarily includes the considerations for the acquisitions of Youku Tudou (Note 4(t)) and Suning (Note 4(aa)).

(e)   Commitments for licenses and copyrights

  The Company has entered into non-cancellable licensing agreements with third-party vendors to acquire certain licenses and copyrights for mobile media and entertainment business. The future aggregate minimum payments under non-cancellable licensing agreements are as follows:

	As of March 31,
	2015	2016
	(in millions of RMB)
No later than 1 year	280	885
Later than 1 year and no later than 5 years	2	2,885

Total	282	3,770

26.   Risks and contingencies

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

  (b)
  The PRC market in which the Company operates poses certain macro-economic and regulatory risks and uncertainties. These uncertainties extend to the ability of the Company to operate or invest in online and mobile commerce or other Internet related businesses, representing the principal services provided by the Company, in the PRC. The information and technology industries are highly regulated. Restrictions are currently in place or are unclear regarding what specific segments of these industries foreign owned

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2014, 2015 AND 2016

26.   Risks and contingencies (Continued)

    enterprises, like the Company, may operate. If new or more extensive restrictions were imposed on the segments in which the Company is permitted to operate, the Company could be required to sell or cease to operate or invest in some or all of its current businesses in the PRC.

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

  (d)
  Financial instruments that potentially subject the Company to significant concentration of credit risk consist principally of cash and cash equivalents, short-term investments, restricted cash and investment securities. As of March 31, 2014, 2015 and 2016, substantially all of the Company's cash and cash equivalents, short-term investments, restricted cash and investment securities were held by major financial institutions located worldwide, including Hong Kong and the PRC. If the banking system or the financial markets deteriorate or remain volatile, the financial institutions and other issuers of financial instruments held by the Company could become insolvent and the markets for these instruments could become illiquid, in which case the Company could lose some or all of the value of its investments.

  (e)
  During the years ended March 31, 2015 and 2016, the Company offered a trade assurance program on the international wholesale marketplaces at no charge to the wholesale buyers and sellers. If the wholesale sellers who participate in this program do not deliver the products in their stated specifications to the wholesale buyers on schedule, the Company may compensate the wholesale buyers for their losses on behalf of the wholesale sellers up to a pre-determined amount following a review of each particular case. In turn, the Company will seek a full reimbursement from the wholesale sellers for the prepaid reimbursement amount yet the Company is exposed to a risk over the collectability of such reimbursement from the wholesale sellers. During the years ended March 31, 2015 and 2016, the Company did not incur any material losses with respect to the compensation provided under this program. Given that the maximum compensation for each wholesale seller is the pre-determined based on their individual risk assessments by the Company based on their credit profile or other relevant information, the Company determined that the likelihood of material default on such payments are not probable and therefore no provisions have been made in relation to this program.

  (f)
  In the ordinary course of business, the Company makes strategic investments in privately held companies and listed securities to increase the service offerings and expand capabilities. The Company continually reviews its investments to determine whether a decline in fair value below the carrying value is other than temporary. The primary factors which the Company considers in its determination include the length of time that the fair value of the investment is below the Company's carrying value; post-balance sheet date fair value of the investment; the financial condition, operating performance, strategic collaboration with and the prospects of the investee; the economic or technological environment in which the investee operates; and other entity specific information such as recent financing rounds completed by the investee companies. Fair value of the listed securities is subject to volatility and may be materially affected by

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2014, 2015 AND 2016

26.   Risks and contingencies (Continued)

    market fluctuations. If the decline in fair value is significant and other than temporary, the carrying value of the investment is written down to its fair value and this may negatively impact the results of operations of the Company.

  (g)
  In the ordinary course of business, the Company is from time to time involved in legal proceedings and litigation relating to disputes relating to trademarks and other intellectual property, among others. There are no legal proceedings and litigations that have in the recent past had, or to the Company's knowledge, are reasonably possible to have, a material impact on the Company's financial positions, results of operations or cash flows. The Company did not accrue any loss contingencies in this respect as of March 31, 2014, 2015 and 2016 as the Company did not consider an unfavorable outcome in any material respects in these legal proceedings and litigations to be probable.