Form 20-F
period 2017-03-31
Alibaba Group Holding Ltd
filed 2017-06-15
CIK 1577552

Use these links to rapidly review the document

ALIBABA GROUP HOLDING LIMITED INDEX TO FINANCIAL STATEMENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended March 31, 2017
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report...............

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 2,529,364,189 Ordinary Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

☒ Yes    ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act    ☐

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

  •
  "Alipay" are to Alipay.com Co., Ltd., a company with which we have a long-term contractual relationship and which is a wholly-owned subsidiary of Ant Financial Services or, where the context requires, its predecessor entities. We do not have any equity interest in or control over either Ant Financial Services or Alipay;

  •
  "annual active buyers" are to user accounts that had one or more confirmed orders on the relevant platform during the previous twelve months, regardless of whether or not the buyer and seller settle the transaction;

  •
  "annual active sellers" are to seller accounts (representing storefronts) that had one or more confirmed orders on the relevant platform during the previous twelve months and that were active at the end of the period, regardless of whether or not the buyer and seller settle the transaction;

  •
  "annual active users" for Ant Financial Services are to user accounts that used one or more services provided by Ant Financial Services and its investees, such as payment, wealth management, lending, insurance and credit system, during the previous twelve months;

  •
  "Ant Financial Services" are to Ant Small and Micro Financial Services Group Co., Ltd. (formerly known as Zhejiang Ant Small and Micro Financial Services Group Co., Ltd.), a company organized under the laws of the PRC;

  •
  "Cainiao Network" are to Cainiao Smart Logistics Network Limited, a company incorporated under the laws of the Cayman Islands, and an affiliate in which we own an approximately 47% equity interest as of March 31, 2017, together with its subsidiaries, including Cainiao Network Technology Co., Ltd.;

  •
  "China" and the "PRC" are to the People's Republic of China, excluding, for the purposes of this annual report only, Taiwan and the special administrative regions of Hong Kong and Macau;

  •
  "China retail marketplaces" are to Taobao Marketplace and Tmall (including Juhuasuan), collectively. Promotional slots on Juhuasuan may only be purchased by Taobao Marketplace and Tmall merchants, and transactions from traffic originating on Juhuasuan are completed on the merchants' storefronts on Taobao Marketplace or Tmall;

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

  •
  "HK$" and "Hong Kong dollars" are to the legal currency of the Hong Kong Special Administrative Region of the People's Republic of China;

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

  •
  "orders" are to each confirmed order from a transaction between a buyer and a seller for products and services on the relevant platform, even if these orders include multiple items, during the specified period, whether or not the transaction is settled;

  •
  "retail marketplaces" are to Taobao Marketplace, Tmall (including Juhuasuan), and AliExpress, collectively;

  •
  "RMB" and "Renminbi" are to the legal currency of China;

  •
  "S$" and "Singapore dollars" are to the legal currency of the Republic of Singapore;

  •
  "SMEs" are to small and medium-sized enterprises;

  •
  "SoftBank" are to SoftBank Group Corp. (formerly known as SoftBank Corp. before July 2, 2015), SBBM Corporation and West Raptor Holdings, LLC, collectively;

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

  •
  "Yahoo" are to Yahoo! Inc. and Altaba Holdings Hong Kong Limited (formerly known as Yahoo! Hong Kong Holdings Limited), collectively; and

  •
  "US$," "dollars" and "U.S. dollars" are to the legal currency of the United States.

       Our reporting currency is the Renminbi. This annual report contains translations of Renminbi, Hong Kong dollar and Singapore dollar amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations of Renminbi, Hong Kong dollars and Singapore dollars into U.S. dollars were made at RMB6.8832 to US$1.00, HK$7.7714 to US$1.00, and S$1.3967 to US$1.00, the respective exchange rates on March 31, 2017 set forth in the H.10 statistical release of the Federal Reserve Board. We make no representation that the Renminbi, Hong Kong dollar, Singapore dollar or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars, Renminbi, Hong Kong dollars or Singapore dollars, as the case may be, at any particular rate or at all. On June 9, 2017, the noon buying rate for Renminbi was RMB6.7970 to US$1.00.

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

  •
  trends in online and mobile commerce and the overall Internet industry, both globally and in the PRC;

  •
  competition in our industries;

  •
  fluctuations in general economic and business conditions in China and globally;

  •
  expected changes in our revenues and certain cost and expense items and our operating margins;

  •
  the regulatory environment in which we and companies integral to our ecosystem operate; and

  •
  assumptions underlying or related to any of the foregoing.

       The global and PRC Internet, retail, wholesale, online and mobile commerce, cloud computing, digital media and entertainment, and data industries market may not grow at the rates projected by market data, or at all. The failure of these industries or markets to grow at the projected rates may have a material adverse effect on our business, financial condition and results of operations and the market price of our ADSs. If any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

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

PART I

ITEM 1    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

       Not Applicable.

ITEM 2    OFFER STATISTICS AND EXPECTED TIMETABLE

       Not Applicable.

ITEM 3    KEY INFORMATION

A.    Selected Financial Data

       The selected consolidated statements of operations data for the years ended March 31, 2015, 2016 and 2017, and the selected consolidated balance sheet data as of March 31, 2016 and 2017 have been derived from our audited consolidated financial statements included elsewhere in this annual report. Our selected consolidated statements of operations data for the years ended March 31, 2013 and 2014 and the selected consolidated balance sheet data as of March 31, 2013, 2014 and 2015 have been derived from our audited consolidated financial statements not included in this annual report. Our financial statements have been prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.

       The following selected consolidated financial data for the periods and as of the dates indicated are qualified by reference to and should be read in conjunction with our audited consolidated financial statements and related notes and "Item 5. Operating and Financial Review and Prospects," both of which are included elsewhere in this annual report.

       Our historical results for any prior period do not necessarily indicate our results to be expected for any future period.

Consolidated Statements of Operations Data:

	Year ended March 31,
	2013	2014	2015	2016	2017
	RMB	RMB	RMB	RMB	RMB	US$
	(in millions, except per share data)
Revenue	34,517	52,504	76,204	101,143	158,273	22,994
Cost of revenue	(9,719)	(13,369)	(23,834)	(34,355)	(59,483)	(8,642)
Product development expenses	(3,753)	(5,093)	(10,658)	(13,788)	(17,060)	(2,479)
Sales and marketing expenses	(3,613)	(4,545)	(8,513)	(11,307)	(16,314)	(2,370)
General and administrative expenses(1)	(2,889)	(4,218)	(7,800)	(9,205)	(12,239)	(1,778)
Amortization of intangible assets	(130)	(315)	(2,089)	(2,931)	(5,122)	(744)
Impairment of goodwill and intangible assets	(175)	(44)	(175)	(455)	—	—
Yahoo TIPLA amendment payment(2)	(3,487)	—	—	—	—	—

Income from operations	10,751	24,920	23,135	29,102	48,055	6,981
Interest and investment income, net	39	1,648	9,455	52,254	8,559	1,244
Interest expense	(1,572)	(2,195)	(2,750)	(1,946)	(2,671)	(388)
Other income, net	894	2,429	2,486	2,058	6,086	884

Income before income tax and share of results of equity investees	10,112	26,802	32,326	81,468	60,029	8,721
Income tax expenses	(1,457)	(3,196)	(6,416)	(8,449)	(13,776)	(2,002)
Share of results of equity investees	(6)	(203)	(1,590)	(1,730)	(5,027)	(730)

Net income	8,649	23,403	24,320	71,289	41,226	5,989
Net (income) loss attributable to noncontrolling interests	(117)	(88)	(59)	171	2,449	356

Net income attributable to Alibaba Group Holding Limited	8,532	23,315	24,261	71,460	43,675	6,345
Accretion of convertible preference shares(3)	(17)	(31)	(15)	—	—	—
Dividends accrued on convertible preference shares(3)	(111)	(208)	(97)	—	—	—

Net income attributable to ordinary shareholders	8,404	23,076	24,149	71,460	43,675	6,345

Earnings per share/ADS attributable to ordinary shareholders:
Basic	3.66	10.61	10.33	29.07	17.52	2.55
Diluted	3.57	10.00	9.70	27.89	16.97	2.47
Weighted average number of shares used in computing earnings per share:
Basic	2,294	2,175	2,337	2,458	2,493
Diluted	2,389	2,332	2,500	2,562	2,573
Supplemental information:(4)
Adjusted EBITDA	16,607	30,731	40,753	52,340	74,456	10,817
Adjusted EBITA	15,802	29,392	38,427	48,570	69,172	10,049
Non-GAAP net income	13,853	28,263	34,876	42,791	57,871	8,408
Non-GAAP diluted EPS	5.75	12.08	13.93	16.77	23.44	3.41
Free cash flow	19,745	32,269	48,121	51,279	68,790	9,994

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
(4)
See "Non-GAAP Measures" below.

Non-GAAP Measures

       We use adjusted EBITDA (including adjusted EBITDA margin), adjusted EBITA (including adjusted EBITA margin), non-GAAP net income, non-GAAP diluted EPS and free cash flow, each a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes.

       We believe that adjusted EBITDA, adjusted EBITA, non-GAAP net income and non-GAAP diluted EPS help identify underlying trends in our business that could otherwise be distorted by the effect of certain income or expenses that we include in income from operations, net income and diluted EPS. We believe that adjusted EBITDA, adjusted EBITA, non-GAAP net income and non-GAAP diluted EPS provide useful information about our core operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

       We consider free cash flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by our business that can be used for strategic corporate transactions, including investing in our new business initiatives, making strategic investments and acquisitions and strengthening our balance sheet.

       Adjusted EBITDA, adjusted EBITA, non-GAAP net income, non-GAAP diluted EPS and free cash flow should not be considered in isolation or construed as an alternative to income from operations, net income, diluted EPS, cash flows or any other measure of performance or as an indicator of our operating performance. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data.

       Adjusted EBITDA represents net income before (i) interest and investment income, net, interest expense, other income, net, income tax expenses and share of results of equity investees, (ii) certain non-cash expenses, consisting of share-based compensation expense, amortization, depreciation, impairment of goodwill and intangible assets and (iii) one-time expense items consisting of the Yahoo TIPLA amendment payment and an equity-settled donation expense, which we do not believe are reflective of our core operating performance during the periods presented.

       Adjusted EBITA represents net income before (i) interest and investment income, net, interest expense, other income, net, income tax expenses and share of results of equity investees, (ii) certain non-cash expenses, consisting of share-based compensation expenses, amortization and impairment of goodwill and intangible assets and (iii) one-time expense items consisting of the Yahoo TIPLA amendment payment and an equity-settled donation expense, which we do not believe are reflective of our core operating performance during the periods presented.

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

       The following table sets forth a reconciliation of our net income to adjusted EBITA and adjusted EBITDA for the periods indicated:

	Year ended March 31,
	2013	2014	2015	2016	2017
	RMB	RMB	RMB	RMB	RMB	US$
	(in millions)
Net income	8,649	23,403	24,320	71,289	41,226	5,989
Less: Interest and investment income, net	(39)	(1,648)	(9,455)	(52,254)	(8,559)	(1,244)
Add: Interest expense	1,572	2,195	2,750	1,946	2,671	388
Less: Other income, net	(894)	(2,429)	(2,486)	(2,058)	(6,086)	(884)
Add: Income tax expenses	1,457	3,196	6,416	8,449	13,776	2,002
Add: Share of results of equity investees	6	203	1,590	1,730	5,027	730

Income from operations	10,751	24,920	23,135	29,102	48,055	6,981
Add: Share-based compensation expense	1,259	2,844	13,028	16,082	15,995	2,324
Add: Amortization of intangible assets	130	315	2,089	2,931	5,122	744
Add: Impairment of goodwill and intangible assets	175	44	175	455	—	—
Add: Yahoo TIPLA amendment payment	3,487	—	—	—	—	—
Add: Equity-settled donation expense	—	1,269	—	—	—	—

Adjusted EBITA	15,802	29,392	38,427	48,570	69,172	10,049
Add: Depreciation and amortization of property and equipment and land use rights	805	1,339	2,326	3,770	5,284	768

Adjusted EBITDA	16,607	30,731	40,753	52,340	74,456	10,817

       The following table sets forth a reconciliation of our net income to non-GAAP net income for the periods indicated:

	Year ended March 31,
	2013	2014	2015	2016	2017
	RMB	RMB	RMB	RMB	RMB	US$
	(in millions)
Net income	8,649	23,403	24,320	71,289	41,226	5,989
Add: Share-based compensation expense	1,259	2,844	13,028	16,082	15,995	2,324
Add: Amortization of intangible assets	130	315	2,089	2,931	5,122	744
Add: Impairment of goodwill, intangible assets and investments	420	163	1,032	2,319	2,542	369
Less: Gain on deemed disposals/disposals/revaluation of investments and others	(76)	(384)	(6,715)	(50,435)	(7,346)	(1,066)
Add: Amortization of excess value receivable arising from the restructuring of commercial arrangements with Ant Financial Services	—	—	166	264	264	38
Add: Yahoo TIPLA amendment payment	3,487	—	—	—	—	—
Add: Equity-settled donation expense	—	1,269	—	—	—	—
Add: Expenses relating to the sale of shares by existing shareholders at initial public offering	—	—	231	—	—	—
Add: Non-recurring charge for financing-related fees as a result of early repayment of bank borrowings	—	664	830	—	—	—
Adjusted for tax effects on non-GAAP adjustments(1)	(16)	(11)	(105)	341	68	10

Non-GAAP net income	13,853	28,263	34,876	42,791	57,871	8,408

(1)
Tax effects on non-GAAP adjustments are comprised of tax provisions on the amortization of intangible assets and certain gains on disposal of investments, as well as tax benefits from share-based awards. Comparative figures for prior years were updated to conform with the current period presentation.

       The following table sets forth a reconciliation of our diluted EPS to non-GAAP diluted EPS for the periods indicated:

	Year ended March 31,
	2013	2014	2015	2016	2017
	RMB	RMB	RMB	RMB	RMB	US$
	(in millions, except per share data)
Net income attributable to ordinary shareholders	8,404	23,076	24,149	71,460	43,675	6,345
Add: Reversal of accretion upon assumed conversion of convertible preference shares	17	31	15	—	—	—
Add: Dividend eliminated upon assumed conversion of convertible preference shares	111	208	97	—	—	—
Less: Dilution effect on earnings arising from share-based awards operated by a subsidiary and equity investees	—	—	—	—	(11)	(2)

Net income attributable to ordinary shareholders for computing diluted EPS	8,532	23,315	24,261	71,460	43,664	6,343
Add: Non-GAAP adjustments to net income(1)	5,204	4,860	10,556	(28,498)	16,645	2,419

Non-GAAP net income attributable to ordinary shareholders for computing non-GAAP diluted EPS	13,736	28,175	34,817	42,962	60,309	8,762

Weighted average number of shares on a diluted basis	2,389	2,332	2,500	2,562	2,573
Diluted EPS(2)	3.57	10.00	9.70	27.89	16.97	2.47
Add: Non-GAAP adjustments to net income per share(3)	2.18	2.08	4.23	(11.12)	6.47	0.94

Non-GAAP diluted EPS(4)	5.75	12.08	13.93	16.77	23.44	3.41

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

       The following table sets forth a reconciliation of net cash provided by operating activities to free cash flow for the periods indicated:

	Year ended March 31,
	2013	2014	2015	2016	2017
	RMB	RMB	RMB	RMB	RMB	US$
	(in millions)
Net cash provided by operating activities	14,476	26,379	41,217	56,836	80,326	11,670
Less: Purchase of property and equipment and intangible assets (excluding land use rights and construction in progress)	(1,046)	(3,285)	(4,770)	(5,438)	(12,220)	(1,775)
Add: Changes in loan receivables, net and others	2,828	9,175	11,674	(119)	684	99
Add: Yahoo TIPLA amendment payment	3,487	—	—	—	—	—

Free cash flow	19,745	32,269	48,121	51,279	68,790	9,994

Consolidated Balance Sheet Data:

	As of March 31,
	2013	2014	2015	2016	2017
	RMB	RMB	RMB	RMB	RMB	US$
	(in millions)
Cash and cash equivalents and short-term investments	32,686	43,632	122,341	111,518	146,747	21,319
Investment securities and investment in equity investees(1)	2,426	22,131	52,146	125,031	155,874	22,645
Property and equipment, net	3,808	5,581	9,139	13,629	20,206	2,936
Goodwill and intangible assets, net	11,628	13,699	48,508	87,015	139,528	20,271
Total assets	63,786	111,549	255,434	364,245	506,812	73,630
Current bank borrowings	3,350	1,100	1,990	4,304	5,948	864
Secured borrowings	2,098	9,264	—	—	—	—
Non-current bank borrowings	22,462	30,711	1,609	1,871	30,959	4,498
Unsecured senior notes(2)	—	—	48,994	51,391	54,825	7,965
Redeemable preference shares	5,191	—	—	—	—	—
Total liabilities	52,740	70,731	97,363	114,356	182,691	26,542
Convertible preference shares(3)	10,447	10,284	—	—	—	—
Total Alibaba Group Holding Limited shareholders' equity (deficits)	(24)	29,338	145,439	216,987	278,799	40,504
Total equity(4)	513	30,417	157,413	249,539	321,129	46,654

(1)
Includes both current and non-current investment securities and investment in equity investees.
(2)
Includes both current and non-current portion of unsecured senior notes.
(3)
Upon the completion of our initial public offering in September 2014, all of our then outstanding convertible preference shares were converted into ordinary shares.
(4)
The increase from March 31, 2014 to March 31, 2015 was primarily due to the issuance of our ordinary shares in connection with our initial public offering in September 2014 and net income for fiscal year 2015.

Selected Operating Data

Annual active buyers

       The table below sets forth the number of annual active buyers on our China retail marketplaces for the periods indicated:

	Twelve months ended
	Jun 30, 2015	Sep 30, 2015	Dec 31, 2015	Mar 31, 2016	Jun 30, 2016	Sep 30, 2016	Dec 31, 2016	Mar 31, 2017
	(in millions)
Annual active buyers	367	386	407	423	434	439	443	454

Mobile

       The table below sets forth the mobile MAUs on our China retail marketplaces for the periods indicated:

	The month ended
	Jun 30, 2015	Sep 30, 2015	Dec 31, 2015	Mar 31, 2016	Jun 30, 2016	Sep 30, 2016	Dec 31, 2016	Mar 31, 2017
	(in millions)
Mobile MAUs	307	346	393	410	427	450	493	507

Revenue per active buyer and mobile revenue per mobile MAU

       The table below sets forth information with respect to annual China commerce retail revenue per annual active buyer and annualized mobile revenue per mobile MAU from China commerce retail for the periods presented:

	Jun 30, 2015	Sep 30, 2015	Dec 31, 2015	Mar 31, 2016	Jun 30, 2016	Sep 30, 2016	Dec 31, 2016	Mar 31, 2017
	(in RMB)
Annual China commerce retail revenue per annual active buyer(1)	171	174	184	189	202	215	241	251
Mobile revenue per mobile MAU from China commerce retail — Annualized(2)	76	87	108	123	140	151	166	179

(1)
China commerce retail revenue per active buyer for each of the above periods is calculated by dividing the China commerce retail revenue for the previous 12-month period by the annual active buyers for the same 12-month period.
(2)
Mobile revenue per mobile MAU from China commerce retail, annualized is calculated by dividing mobile revenue from China commerce retail for the previous 12-month period by the mobile MAUs for the last month of the same period.

GMV

       The table below sets forth the GMV, mobile GMV, revenue, monetization rate, mobile revenue and mobile monetization rate in respect of our China retail marketplaces for the periods indicated:

	Year ended
	Mar 31, 2015	Mar 31, 2016	Mar 31, 2017
	(in billions of RMB, except percentages)
GMV(1)
Taobao Marketplace GMV	1,597	1,877	2,202
Tmall GMV	847	1,215	1,565
Total GMV	2,444	3,092	3,767
Mobile GMV	994	2,003	2,981
as a percentage of GMV	41%	65%	79%
	(in millions of RMB, except percentages)
Revenue
China commerce retail revenue	59,732	80,033	114,109
Mobile revenue	17,840	50,337	90,731
as a percentage of China commerce retail revenue	30%	63%	80%
Monetization rate	2.44%	2.59%	3.03%
Mobile monetization rate	1.79%	2.51%	3.04%

(1)
GMV generated from traffic through Juhuasuan is recorded as either Taobao Marketplace GMV or Tmall GMV depending on which of these two marketplaces the transaction is completed.

Cloud computing paying customers

       The table below sets forth the number of paying customers of our cloud computing business as of the dates indicated:

	Jun 30, 2015	Sep 30, 2015	Dec 31, 2015	Mar 31, 2016	Jun 30, 2016	Sep 30, 2016	Dec 31, 2016	Mar 31, 2017
	(in thousands)
Paying customers	263	313	383	513	577	651	765	874

Exchange Rate Information

       Most of our revenues and expenses are denominated in Renminbi. This annual report contains translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.8832 to US$1.00, the exchange rate on March 31, 2017 set forth in the H.10 statistical release of the Federal Reserve Board. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, at the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On June 9, 2017, the noon buying rate was RMB6.7970 to US$1.00.

       The following table sets forth, for the periods indicated, information concerning exchange rates between the RMB and the U.S. dollar based on the exchange rates set forth in the H.10 statistical release of the Federal Reserve Board.

	Noon buying rate
Period	Period end	Average(1)	Low	High
	(RMB per US$1.00)
2012	6.2301	6.2990	6.3879	6.2221
2013	6.0537	6.1412	6.2438	6.0537
2014	6.2046	6.1704	6.2591	6.0402
2015	6.4778	6.2869	6.4896	6.1870
2016	6.9430	6.6400	6.9580	6.4480
December	6.9430	6.9198	6.9580	6.8771
2017
January	6.8768	6.8907	6.9575	6.8360
February	6.8665	6.8694	6.8821	6.8517
March	6.8832	6.8940	6.9132	6.8687
April	6.8900	6.8876	6.8988	6.8778
May	6.8098	6.8843	6.9060	6.8098
June (through June 9)	6.7970	6.7998	6.8085	6.7935

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

C.    Reasons for the Offer and Use of Proceeds

       Not Applicable.

D.    Risk Factors

Risks Related to Our Business and Industry

Maintaining the trusted status of our ecosystem is critical to our success and future growth, and any failure to do so could severely damage our reputation and brand, which would have a material adverse effect on our business, financial condition and results of operations.

       We have established a strong brand name and reputation for our ecosystem. Any loss of trust in our ecosystem or platforms could harm our reputation and the value of our brand and result in consumers, merchants, brands and other participants reducing their activity level in our ecosystem, which could materially reduce our revenue and profitability. Our ability to maintain our position as a trusted platform is based in large part upon:

  •
  the reliability and security of our platforms as well as the commitment to high levels of service, reliability, security and data protection by the merchants, developers, logistics providers, service providers and other participants in our ecosystem;

  •
  the quality, breadth and functionality of products, services and functions and the quality, variety and appeal of content available through our platforms;

  •
  the effectiveness and perceived fairness of rules governing our marketplaces and other platforms and overall ecosystem;

  •
  the strength of our consumer and intellectual property rights protection measures; and

  •
  our ability to provide reliable and trusted payment and escrow services through our arrangements with Alipay.

Increased investments in our business, strategic acquisitions and investments as well as our focus on long-term performance and on maintaining the health of our ecosystem may negatively affect our margins and our net income.

       We have experienced significant growth in our profit margins and net income. However, we cannot assure you that we will be able to maintain our growth at these levels, or at all. Our operating profit grew 65% from fiscal year 2016 to fiscal year 2017 but our net income decreased by 42%. Consistent with our focus on the long-term interests of our ecosystem participants, we may take actions that fail to generate positive short-term financial results, and we cannot assure you that these actions will produce long-term benefits. There can be no assurance that we will be able to sustain our net income growth rates or our margins.

       We continue to increase our spending and investment in our business to support our future growth, including in expanding our core commerce offerings, such as our continuing efforts to grow Tmall Supermarket, a supermarket category for high quality fresh produce, food products and fast moving consumer goods, or FMCG; improving our technological infrastructure and cloud computing capacities; and investing in our digital media and entertainment business. All of these initiatives are crucial to the success of our business but will have the effect of increasing our costs and lowering our margins and profit, and this effect may be significant, at least in the short term. Moreover, many of our business initiatives emphasize expanding our user base and enhancing user experience, rather than initially prioritizing monetization or profitability.

       Furthermore, we have made, and intend to continue to make, strategic investments and acquisitions to expand our user base and geographic coverage and add complementary offerings and technologies to further strengthen our ecosystem. For example, we expect to continue to make strategic investments and acquisitions relating to core commerce (including in connection with our new retail strategy), cloud computing and big data, digital media and entertainment, international expansion, logistics services, local services, healthcare and new technologies, such as artificial intelligence, or AI. Our strategic investments and acquisitions may adversely affect our future financial results, including by decreasing our margins and net income. For example, we believe that our continuing expansion into the digital media and entertainment sectors, including our acquisition of Youku Tudou, our international expansion, including our acquisition of a controlling stake in Lazada, and our investments and acquisitions to transform our core commerce business, such as our recent privatization of Intime, are important to our overall business but will have a negative effect on our financial results, at least in the short term. In addition, the performance of minority investments we make that are accounted for under the equity method investments may also adversely affect our net income.

We may not be able to maintain or grow our revenue or our business.

       We have experienced significant growth in revenue in recent years. In particular, our revenue grew 45% from fiscal year 2014 to fiscal year 2015, 33% from fiscal year 2015 to fiscal year 2016 and 56% from fiscal year 2016 to fiscal year 2017. Our ability to continue to generate and grow our revenue depends on a number of factors. For example, our marketing customers do not have long-term marketing commitments with us. If our services do not generate the rate of return expected or offer prices that are competitive to alternatives, marketers may reduce their spending on the marketing services we offer. See "Item 5. Operating and Financial Review and Prospects — A. Operating Results — Factors Affecting Our Results of Operations — Our Ability to Create Value for Our Users and Generate Revenue" and "— Our Monetization Model."

       Our future revenue growth also depends on our ability to continue to grow our core commerce and other businesses, including our cloud computing business, digital media and entertainment business, as well as the businesses we have acquired or invested in and new business initiatives we may explore in the future, including in industries in which we have limited or no experience. This requires significant investments of time and resources, and our new businesses and initiatives may present new and difficult technological, operational and legal challenges. For example, as we expand our digital media and entertainment business, we may be unable to produce or license quality content on commercially reasonable terms or at all, fail to anticipate or keep up with changes in user preferences, user behavior and technological developments or fail to gain access to content distribution channels. In addition, as we expand into the online video industry we may not be able to acquire and retain users, attract marketers to purchase online marketing services on our video platforms, obtain professionally produced content at competitive prices or at all, encourage more user-generated content, or grow user acceptance and the popularity of our online video content. In addition, our expansion into new sectors will subject us to additional regulatory risks. We may also fail to identify or anticipate industry trends and competitive conditions or fail to invest sufficient resources in new growth areas. If we are unable to successfully expand and monetize our businesses, our future revenue growth may be adversely affected.

       In addition, our revenue growth may slow or our revenues may decline for other reasons, including decreasing consumer spending, increasing competition and slowing growth of the China retail or China online retail industries and changes in government policies or general economic conditions. In addition, although our revenue grew at a faster rate in fiscal year 2017 than fiscal year 2016, as our revenue grows to a higher base level, our revenue growth rate may slow in the future.

If we are unable to compete effectively, our business, financial condition and results of operations would be materially and adversely affected.

       We face increasingly intense competition, mainly from established Chinese Internet companies, such as Tencent, Baidu and their respective affiliates, global Internet companies, as well as certain offline retailers and e-commerce players, including those that specialize in a limited number of product categories, such as FMCG, global or regional cloud computing service providers and digital media and entertainment providers. We compete to:

  •
  attract, engage and retain consumers based on the variety and value of products and services listed on our marketplaces, the engagement of digital media and entertainment content available on our platforms, the overall user experience of our products and services and the effectiveness of our consumer protection measures;

  •
  attract and retain merchants and brands, based on our size, the size and the engagement of consumers on our platforms and the effectiveness of our products and services to help them build brand awareness and engagement, acquire and retain customers, complete transactions, expand service capabilities, protect intellectual property rights and enhance operating efficiency;

  •
  compete to attract and retain marketers, publishers and demand side platforms operated by agencies based on the reach and engagement of our media properties, the depth of our consumer data insights and the effectiveness of our branding and marketing solutions;

  •
  attract other participants of our ecosystem based on access to business opportunities created by the large scale of economic activity on our platforms, the strength of the network effect of our ecosystem, as well as tools and technologies that help them operate and grow their businesses;

  •
  optimize the usefulness of the data and technologies we provide, including data-enabled customer relationship management tools, marketing data and data science, media ecosystem for branding, cloud computing services, omni-channel solutions, the availability and quality of supporting services, including payment settlement and logistics services, and the quality of our customer service;

  •
  thrive in new industries and sectors as we acquire new businesses and expand, bringing us into competition with major players in these and other industries and sectors; and

  •
  attract motivated and capable employees, including engineers and product developers who serve critical functions in the development of our products, services and our ecosystem.

Many of our competitors generate significant traffic, have established brand recognition, significant technological capabilities and significant financial resources, and have built significant ecosystems around their core businesses, such as e-commerce, social media and gaming.

       In addition, as we expand our various businesses and operations into an increasing number of international markets, including markets in which we have limited or no experience and in which we may be less well-known, such as Southeast Asia, India and Russia, we increasingly face competition from domestic and international players operating in these markets.

       Our ability to compete depends on a number of other factors as well, some of which may be beyond our control, including:

  •
  the timely introduction and market acceptance of the products and services we offer, compared to those of our competitors;

  •
  our ability to innovate and develop new technologies;

  •
  our ability to maintain and enhance our leading position in retail commerce in China;

  •
  our ability to benefit from new business initiatives; and

  •
  alliances, acquisitions or consolidations within the Internet industry that may result in stronger competitors.

       If we are not able to compete effectively, the level of economic activity and user engagement on our platforms may decrease significantly, which could materially and adversely affect our business, financial condition and results of operations as well as our brand.

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

  •
  provide tools and services that meet the evolving needs of consumers, merchants and brands;

  •
  provide a wide range of high-quality product, service and content offerings to consumers;

  •
  attract and retain merchants and brands of all sizes;

  •
  provide merchants and brands with a high level of traffic flow with strong commercial intent and effective online marketing services;

  •
  further enhance the attractiveness of our mobile platforms;

  •
  arrange secure and trusted payment settlement and escrow services;

  •
  coordinate fulfillment and delivery services with third-party logistics service providers;

  •
  attract and retain third-party service providers that are able to provide quality services on commercially reasonable terms to our merchants;

  •
  maintain the quality of our customer service; and

  •
  continue adapting to the changing demands of the market.

       In addition, changes we may make to enhance and improve our ecosystem and balance the needs and interests of the various participants on our ecosystem, or to comply with regulatory requirements, may be viewed positively from one participant group's perspective, such as consumers, but may have negative effects from another group's perspective, such as merchants. If we fail to balance the interests of all participants in our ecosystem, consumers, merchants, brands and other participants may spend less time, mind share and resources on our platforms and conduct fewer transactions or use alternative platforms, any of which could result in a material decrease in our revenue and net income.

We may not be able to maintain our culture, which has been a key to our success.

       Since our founding, our culture has been defined by our mission, vision and values, and we believe that our culture has been critical to our success. In particular, our culture has helped us serve the long-term interests of our customers, attract, retain and motivate employees and create value for our shareholders. We face a number of challenges that may affect our ability to sustain our corporate culture, including:

  •
  failure to identify, attract, promote and retain people in leadership positions in our organization who share our culture, values and mission;

  •
  failure to execute an effective management succession plan to replace our current generation of management leaders;

  •
  the increasing size, complexity, geographic coverage and cultural diversity of our business and workforce;

  •
  the integration of new personnel and businesses as we expand our existing businesses and acquire new businesses;

  •
  challenges of effectively incentivizing and motivating employees, including members of senior management, and in particular those who have gained a substantial amount of personal wealth related to share-based incentives;

  •
  competitive pressures to move in directions that may divert us from our mission, vision and values;

  •
  the continued challenges of an ever-changing business environment;

  •
  the pressure from the public markets to focus on short-term results instead of long-term value creation; and

  •
  the increasing need to develop expertise in new areas of business that affect us.

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

       The Internet industry is characterized by rapidly changing technology, evolving industry standards, new mobile apps, protocols and technologies, new service and product introductions, new media and entertainment content —

including user-generated content — and changing customer demands and trends. Furthermore, our competitors are constantly developing innovations in Internet search, online marketing, communications, social networking, entertainment and other services, on both mobile devices and personal computers, to enhance users' online experience. We continue to invest significant resources in our infrastructure, research and development and other areas in order to enhance our technology and our existing products and services as well as to explore new growth strategies and introduce new high quality products and services to attract more participants to our platforms. The changes and developments taking place in our industry may also require us to re-evaluate our business model and adopt significant changes to our long-term strategies and business plans. Our failure to innovate and adapt to these changes and developments would have a material adverse effect on our business, financial condition and results of operations.

       For example, we derive significant revenue from mobile, and the ways users access content, interact and transact on our mobile platforms develop rapidly. We may fail to continue to offer superior user experience in order to increase or maintain the level of mobile engagement on our platforms. The variety of technical and other configurations across different mobile devices and platforms increases the challenges associated with this environment, and we may fail to develop and provide products and services that work effectively with this wide range of configurations. If we are unable to continue to attract and retain significant numbers of mobile consumers and increase or maintain levels of mobile engagement on our platforms, our ability to maintain or grow our business would be materially and adversely affected.

Our failure to manage the growth of our business and operations could harm us.

       Our business has become increasingly complex as the scale, diversity and geographic coverage of our business and our workforce continue to grow. We have also significantly expanded our headcount, office facilities and infrastructure, and we anticipate that further expansion in certain areas and geographies will be required. This expansion increases the complexity of our operations and places a significant strain on our management, operational and financial resources. We must continue to hire, train and effectively manage new employees. If our new hires perform poorly or if we are unsuccessful in hiring, training, managing and integrating new employees, our business, financial condition and results of operations may be materially harmed.

       Moreover, our current and planned staffing, systems, policies, procedures and controls may not be adequate to support our future operations. To effectively manage the expected growth of our operations and personnel, we will need to continue to improve our transaction processing, operational and financial systems, policies, procedures and controls, which could be particularly challenging as we acquire new operations with different and incompatible systems in new industries or geographic areas. These efforts will require significant managerial, financial and human resources. We cannot assure you that we will be able to effectively manage our growth or to implement all these systems, procedures and control measures successfully. If we are not able to manage our growth effectively, our business and prospects may be materially and adversely affected.

We face risks relating to our acquisitions, investments and alliances.

       We have acquired and invested in a large number and a diverse range of businesses, technologies, services and products in recent years, including investments of varying sizes in equity investees and joint ventures, and we have a number of pending investments and acquisitions that are subject to closing conditions. See "Item 5. Operating and Financial Review and Prospects — A. Operating Results — Recent Investment, Acquisition and Strategic Alliance Activities." We expect to continue to evaluate and consider a wide array of potential strategic transactions as part of our overall business strategy, including business combinations, acquisitions and dispositions of businesses, technologies, services, products and other assets, as well as strategic investments and alliances. At any given time we may be engaged in discussing or negotiating a range of these types of transactions. These transactions involve significant challenges and risks, including:

  •
  difficulties in integrating into our operations the diverse and large number of personnel, operations, products, services, technology, internal controls and financial reporting of companies we acquire, and any unanticipated expenses relating to business integration;

  •
  disruption of our ongoing business, distraction of our management and employees and increase of our expenses;

  •
  departure of skilled professionals as well as the loss of established client relationships of the businesses we invest in or acquire;

  •
  for investments over which we may not obtain management and operational control, we may lack influence over the controlling partner or shareholder, which may prevent us from achieving our strategic goals in these investments;

  •
  regulatory requirements and compliance risks as well as publicity risks that we may become subject to, including as a result of acquisitions of businesses in new industries or geographic areas or otherwise, especially for acquisitions of companies which are subject to heightened regulatory requirements and scrutiny;

  •
  actual or alleged misconduct or non-compliance by us or any company we acquire or invest in (or by its affiliates), whether before, during or after our acquisition or investment, which may lead to negative publicity, litigation, government inquiry or investigations against these companies or against us;

  •
  unforeseen or hidden liabilities or additional operating losses, costs and expenses that may adversely affect us following our acquisitions or investments;

  •
  potential impairment charges or write-offs due to the changes in the fair value of our investments or acquired companies as a result of market volatility or other reasons that we may or may not control, particularly with respect to public investee companies, such as Alibaba Pictures, the market value of which investment has been significantly lower than its carrying value for an extended period of time; such that, if the fair value of our investment in this or other equity investee companies remains below its carrying value for a significantly longer period of time, we may need to write down the carrying value to its fair value, which could have a material adverse effect on our financial results;

  •
  regulatory hurdles including in relation to the anti-monopoly and competition laws, rules and regulations of China and other jurisdictions in connection with any proposed investments and acquisitions, including, in the case of the exercise of our option in the future to acquire an equity interest in Ant Financial Services, PRC regulations pertaining to non-bank payment companies and other relevant financial services;

  •
  the risk that any of our pending or other future proposed acquisitions and investments fails to close, including as a result of political and regulatory challenges and protectionist policies; and

  •
  challenges in maintaining or further growing our acquired businesses, or achieving the expected benefits of synergies and growth opportunities in connection with these acquisitions and investments, such as our acquisition of Youku Tudou and a controlling stake in Lazada and our recent privatization of Intime.

       We have concluded a number of significant acquisitions and investments in recent years, and we have limited experience in integrating major acquisitions. As our acquisition and investment activity continues at a rapid pace, with a large number and a diverse range of target companies, we and our management will continue to face significant challenges, including unanticipated ones, in integrating these businesses into our existing businesses.

We may face challenges in expanding our international and cross-border businesses and operations.

       As we expand our international and cross-border businesses into an increasing number of international markets, such as Southeast Asia, India and Russia, we will face risks associated with expanding into markets in which we have limited or no experience and in which we may be less well-known. We may be unable to attract a sufficient number of customers and other participants, fail to anticipate competitive conditions or face difficulties in operating effectively in these new markets. The expansion of our international and cross-border businesses will also expose us to risks inherent in operating businesses globally, including:

  •
  inability to recruit international and local talent and challenges in replicating or adapting our company policies and procedures to operating environments different than that of China;

  •
  lack of acceptance of our product and service offerings;

  •
  challenges and increased expenses associated with staffing and managing international and cross-border operations and managing an organization spread over multiple jurisdictions;

  •
  trade barriers, such as import and export restrictions, customs duties and other taxes, competition law regimes and other trade restrictions, as well as other protectionist policies;

  •
  differing and potentially adverse tax consequences;

  •
  increased and conflicting regulatory compliance requirements;

  •
  challenges caused by distance, language and cultural differences;

  •
  increased costs to protect the security and stability of our information technology systems, intellectual property and personal data, including compliance costs related to data localization laws;

  •
  availability and reliability of international and cross-border payment systems and logistics infrastructure;

  •
  exchange rate fluctuations; and

  •
  political instability and general economic or political conditions in particular countries or regions.

       As we expand further into new regions and markets, these risks could intensify, and efforts we make to expand our international and cross-border businesses and operations may not be successful. Failure to expand our international and cross-border businesses and operations could materially and adversely affect our business, financial condition and results of operations.

       Transactions conducted through our international and cross-border platforms may be subject to different customs, taxes and rules and regulations, and we may be adversely affected by the complexity of and developments in customs and import/export laws, rules and regulations in the PRC and other jurisdictions. For example, effective as of April 8, 2016, the Notice on Tax Policies of Cross-Border E-Commerce Retail Importation, or the New Cross-Border E-commerce Tax Notice, replaced the previous system for taxing consumer goods imported into the PRC and introduced a 17% value-added tax, or VAT, on most products sold through e-commerce platforms and consumption tax on high-end cosmetics. See "Item 4. Information on the Company — B. Business Overview — Regulation — Tax Regulations."

       In addition, changes to trade policies, treaties and tariffs in the jurisdictions in which we operate, or the perception that these changes could occur, could adversely affect our international and cross-border operations, our financial condition and results of operations. For example, the U.S. administration under President Donald Trump has advocated greater restrictions on trade generally and significant increases on tariffs on goods imported into the United States, particularly from China.

We rely on Alipay to conduct substantially all of the payment processing and all of the escrow services on our marketplaces. If Alipay's services are limited, restricted, curtailed or degraded in any way or become unavailable to us or our users for any reason, our business may be materially and adversely affected.

       Given the significant transaction volume on our platforms, Alipay provides convenient payment processing and escrow services to us through contractual arrangements on preferential terms. These services are critical to our platforms and the development of our ecosystem. In the twelve months ended March 31, 2017, approximately 72% of GMV on our China retail marketplaces was settled through Alipay's escrow and payment processing services. We rely on the convenience and ease of use that Alipay provides to our users. If the quality, utility, convenience or attractiveness of Alipay's services declines for any reason, the attractiveness of our marketplaces could be materially and adversely affected.

       Alipay's business is subject to a number of risks that could materially and adversely affect its ability to provide payment processing and escrow services to us, including:

  •
  dissatisfaction with Alipay's services or lower use of Alipay by consumers and merchants;

  •
  increasing competition, including from other established Chinese Internet companies, payment service providers and companies engaged in other financial technology services;

  •
  changes to rules or practices applicable to payment systems that link to Alipay;

  •
  breach of customers' personal information and concerns over the use and security of information collected from customers;

  •
  service outages, system failures or failure to effectively scale the system to handle large and growing transaction volumes;

  •
  increasing costs to Alipay, including fees charged by banks to process transactions through Alipay, which would also increase our cost of revenues;

  •
  negative news about and social media coverage on Alipay, its business or its products and service offerings; and

  •
  failure to manage funds accurately or loss of funds, whether due to employee fraud, security breaches, technical errors or otherwise.

       In addition, certain commercial banks in China impose limits on the amounts that may be transferred by automated payment from customers' bank accounts to their linked accounts with third-party payment services. Although we believe the impact of these restrictions has not been and will not be significant in terms of the overall volume of payments processed for our China retail marketplaces, and automated payment services linked to bank accounts represent only one of many payment mechanisms that consumers may use to settle transactions, we cannot predict whether these and any additional restrictions that could be put in place would have a material adverse effect on our marketplaces.

       Alipay's business is highly regulated and faces challenges in managing its regulatory risks. Alipay is required to comply with numerous complex and evolving laws, rules and regulations. In particular, regulators and third parties in China have been increasing their focus on online and mobile payment services, and recent regulatory and other developments could reduce the convenience or utility of Alipay users' accounts. In addition, as Alipay expands its businesses and operations into more international markets, it will become subject to additional legal and regulatory risks and scrutiny. Furthermore, our commercial arrangements with Alipay may be subject to anti-competition challenges. See "— We and Ant Financial Services are subject to a broad range of laws and regulations, and future laws and regulations may impose additional requirements and other obligations on our business or otherwise that could materially and adversely affect our business, financial condition and results of operations," and "Item 4. Information on the Company — B. Business Overview — Regulation — Regulation Applicable to Alipay."

       If we needed to migrate to another third-party payment service or significantly expand our relationship with other third-party payment services, the transition would require significant time and management resources, and the third-party payment service may not be as effective, efficient or well-received by consumers and merchants on our marketplaces. These third-party payment services also may not provide escrow services, and we may not be able to receive commissions based on GMV transacted through these systems. We would also receive less, or lose entirely, the benefit of the commercial agreement with Ant Financial Services and Alipay, which provides us with preferential terms, and would likely be required to pay more for payment processing and escrow services than we currently pay. There can be no assurance that we would be able to reach an agreement with an alternative online payment service on acceptable terms or at all.

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

       Although we rely on Alipay to conduct substantially all of the payment processing and all of the escrow services on our marketplaces, we do not have any control over Alipay. Alipay provides payment services to us on preferential terms pursuant to our long-term commercial agreement with Ant Financial Services and Alipay. Following the divestment and subsequent equity holding restructuring related to Ant Financial Services, an entity controlled by Jack Ma, our executive chairman, became the general partner of Hangzhou Junhan Equity Investment Partnership, or Junhan, a PRC limited partnership, and Junao Equity Investment Partnership, or Junao, a PRC limited partnership, which are two major equity holders of Alipay's parent, Ant Financial Services. Accordingly, Jack has an economic interest in Ant Financial Services and is able to exercise the voting power of the equity interest in Ant Financial Services held by Junhan and Junao. We understand that through the exercise of this voting power, Jack continues to control a substantial majority of the voting interests in Ant Financial Services.

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

       Ant Financial Services also provides other financial services to participants in our ecosystem, including wealth management, lending, insurance and credit system, and may provide additional services in the future. Other conflicts of interest between us, on the one hand, and Alipay and Ant Financial Services, on the other hand, may arise relating to commercial or strategic opportunities or initiatives. Although we and Ant Financial Services have each agreed to certain non-competition undertakings, Ant Financial Services may provide services to our competitors from time to time and we cannot assure you that Ant Financial Services would not pursue other opportunities that would conflict with our interests. Jack Ma may not resolve these conflicts in our favor. Furthermore, our ability to explore alternative payment services other than Alipay for our marketplaces may be constrained due to Jack's relationship with Ant Financial Services.

       In addition, we grant share-based awards to employees of Ant Financial Services, and Junhan grants share-based awards tied to the value of Ant Financial Services to our employees. The provision of awards to our employees tied to the value of Ant Financial Services is intended to enhance our strategic and financial relationship with Ant Financial Services. See "Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Agreements and Transactions Related to Ant Financial Services and its Subsidiaries — Equity-based Award Arrangements." The share-based awards granted by Junhan to our employees result in expenses that are recognized by our company. Subject to the approval of our audit committee, Jack, through his role with us and his control over Junhan, could be in a position to propose and promote further share-

based grants that result in additional, and potentially significant, expenses to our company. Accordingly, these and other potential conflicts of interest between us and Ant Financial Services or Alipay, and between us and Jack or Junhan or Junao, may not be resolved in our favor, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

Our business generates and processes a large amount of data, and the improper use or disclosure of data could harm our reputation as well as have a material adverse effect on our business and prospects.

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

  •
  addressing concerns related to privacy and sharing, safety, security and other factors; and

  •
  complying with applicable laws, rules and regulations relating to the collection, use, storage, transfer, disclosure and security of personal information, including any requests from regulatory and government authorities relating to this data.

       The PRC regulatory and enforcement regime with regard to data security and data protection is evolving. According to the Cybersecurity Law, which was promulgated by the National People's Congress Standing Committee on November 7, 2016 and took effect as of June 1, 2017, as network operators we are obligated to provide technical assistance and support for public security and national security authorities to protect national security or assist with criminal investigations. In addition, the Cybersecurity Law provides that personal information and important data collected and generated by an operator of critical information infrastructure in the course of its operations in the PRC must be stored in the PRC, and the law imposes additional data security and privacy protection obligations on network operators. Further, on July 1, 2015, the National People's Congress Standing Committee promulgated the National Security Law, or the New National Security Law, which took effect on the same date and replaced the former National Security Law promulgated in 1993 and covers various types of national security including technology security and information security. See "Item 4. Information on the Company — B. Business Overview — Regulation — Regulation of Internet Security." Compliance with the Cybersecurity Law, the New National Security Law, as well as additional laws and regulations that PRC regulatory bodies may enact in the future, may result in additional expenses to us and subject us to negative publicity which could harm our reputation with users and negatively affect the trading price of our ADSs. There are also uncertainties with respect to how the Cybersecurity Law and the New National Security Law will be implemented in practice. PRC regulators, including the Ministry of Industry and Information Technology, or the MIIT, and the Cyberspace Administration of China, or the Cyberspace Administration, have been increasingly focused on regulation in the areas of data security and data protection. We expect that these areas will receive greater attention and focus from regulators, as well as attract continued or greater public scrutiny and attention going forward, which could increase our compliance costs and subject us to heightened risks and challenges associated with data security and protection. If we are unable to manage these risks, we could become subject to penalties, including fines, suspension of business and revocation of required licenses, and our reputation and results of operations could be materially and adversely affected.

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

       As we expand our operations into international markets, we will be subject to additional laws in other jurisdictions where we operate and where our merchants, consumers, users, customers and other participants are located. The laws, rules and regulations of other jurisdictions, such as the United States and Europe, may be more comprehensive, detailed and nuanced in their scope, and impose more stringent or conflicting requirements and penalties than those in China. Complying with laws and regulations for an increasing number of jurisdictions could require significant resources and costs. Our continued expansion into cloud computing services, both within China and overseas, will also increase the number of users and the amount of data hosted on our system, as well as increase the number of jurisdictions in which we have information technology systems. This, as well as the increasing number of new legal requirements in various jurisdictions, such as the Russian Data Localization Law, which came into effect on September 1, 2015, and the European Union General Data Protection Regulation, which will come into effect in May 2018, present increased challenges and risks in relation to policies and procedures relating to data collection, storage, transfer, disclosure, protection and privacy. Our privacy policies concerning the collection, use and disclosure of personal data are posted on our websites. Any failure, or perceived failure, by us to comply with our posted privacy policies or with any regulatory requirements or privacy protection-related laws, rules and regulations could result in adverse publicity or proceedings or actions against us by governmental entities or others. These proceedings or actions could subject us to significant penalties and negative publicity, require us to change our business practices, increase our costs and severely disrupt our business.

Failure to maintain or improve our technology infrastructure could harm our business and prospects.

       We are constantly upgrading our platforms to provide increased scale, improved performance and additional built-in functionality and additional capacity. Adopting new products and maintaining and upgrading our technology infrastructure, including our data centers, cloud operating systems and big data analytics platform, require significant investments of time and resources, including adding new hardware, updating software and recruiting and training new engineering personnel. Any failure to maintain and improve our technology infrastructure could result in unanticipated system disruptions, slower response times, impaired quality of users' experiences and delays in reporting accurate operating and financial information. For example, on Singles Day, there is significantly higher than normal activity on our marketplaces that our systems must handle. In addition, much of the software and interfaces we use are internally developed and proprietary technology. If we experience problems with the functionality and effectiveness of our software or platforms, or are unable to maintain and constantly improve our technology infrastructure to handle our business needs, our business, financial condition, results of operation and prospects, as well as our reputation, could be materially and adversely affected.

The successful operation of our business depends upon the performance and reliability of the Internet infrastructure in China and other countries in which we operate.

       Our business depends on the performance and reliability of the Internet infrastructure in China and other countries in which we operate. Substantially all of our computer hardware and a majority of our cloud computing services are currently located in China. Almost all access to the Internet in China is maintained through state-

owned telecommunication operators under the administrative control and regulatory supervision of the MIIT. In addition, the national networks in China are connected to the Internet through state-owned international gateways, which are the only channels through which a domestic user can connect to the Internet outside of China. We may face similar or other limitations in other countries in which we operate. We may not have access to alternative networks in the event of disruptions, failures or other problems with the Internet infrastructure in China or elsewhere. In addition, the Internet infrastructure in the countries in which we operate may not support the demands associated with continued growth in Internet usage.

       The failure of telecommunications network operators to provide us with the requisite bandwidth could also interfere with the speed and availability of our websites and mobile applications. We have no control over the costs of the services provided by the telecommunications operators. If the prices that we pay for telecommunications and Internet services rise significantly, our gross margins could be adversely affected. In addition, if Internet access fees or other charges to Internet users increase, our user traffic may decrease, which in turn may significantly decrease our revenues.

Our ecosystem could be disrupted by network interruptions.

       Our ecosystem depends on the efficient and uninterrupted operation of our computer and communications systems. System interruptions and delays may prevent us from efficiently processing the large volume of transactions on our marketplaces. In addition, a large number of merchants maintain their important systems, such as enterprise resource planning, or ERP, and customer relationship management, or CRM, systems on our cloud computing platform, which contains substantial quantities of data relating to their accounts, transaction data, consumer information and other data that enables merchants to operate and manage their businesses. Increasing media and entertainment content on our platforms also requires additional network capacity and infrastructure to process. Consumers expect our media and entertainment content to be readily available online, and any disruptions or delay to the delivery of content could affect the attractiveness and reputation of our media and entertainment platforms.

       We and other participants in our ecosystem, including Ant Financial Services and Cainiao Network, occasionally experience system interruptions and delays that make websites and services temporarily unavailable or slow to respond. Although we have prepared for contingencies through redundancy measures and disaster recovery plans and also carry business interruption insurance, these preparations and insurance coverage may not be sufficient. Despite any precautions we may take, the occurrence of a natural disaster, such as an earthquake, flood or fire, or other unanticipated problems at our facilities or the facilities of Ant Financial Services, Cainiao Network and other participants in our ecosystem, including power outages, system failures, telecommunications delays or failures, construction accidents, break-ins to information technology systems or computer viruses, could result in delays or interruptions to our platforms, loss of our, consumers' and customers' data and business interruption for us and our customers. Any of these events could damage our reputation, significantly disrupt our operations and the operations of the merchants and other participants in our ecosystem and subject us to liability, which could materially and adversely affect our business, financial condition and results of operations.

If third-party logistics service providers used by our merchants fail to provide reliable logistics services, or the logistics data platform operated by Cainiao Network were to malfunction, suffer an outage or otherwise fail, our business and prospects, as well as our financial condition and results of operations, may be materially and adversely affected.

       Our merchants use third-party logistics service providers to fulfill and deliver their orders. Cainiao Network cooperates with a number of third-party logistics service providers to help merchants on our platforms fulfill orders and deliver their products to consumers. Cainiao Network operates a logistics data platform that links our information system and those of logistics service providers. Interruptions to or failures in these third-parties' logistics services, or in Cainiao Network's logistics data platform, could prevent the timely or proper delivery of products to consumers, which would harm the reputation of our marketplaces and our ecosystem. These interruptions or failures may be due to events that are beyond our control or the control of Cainiao Network or these logistics service providers, such as inclement weather, natural disasters, transportation disruptions or labor unrest. These logistics services could also be affected or interrupted by business disputes, industry consolidation, insolvency or government shut-downs. The merchants on our marketplaces may not be able to find alternative logistics service providers to provide logistics services in a timely and reliable manner, or at all. We do not have agreements with logistics service providers that require them to offer services to our merchants. If the logistics data platform operated by Cainiao Network were to fail for any reason, the logistics service providers would be severely hindered from or unable to connect with our merchants, and their services and the functionality of our ecosystem could be severely affected. If the products sold on our marketplaces are not delivered in proper condition, on a timely basis or at shipping rates that marketplace participants are willing to bear, our business and prospects, as well as our financial condition and results of operations could be materially and adversely affected.

If other third-party service providers on our ecosystem fail to provide reliable or satisfactory services, our business, financial condition and results of operations may be materially and adversely affected.

       Ant Financial Services, Cainiao Network and a number of other third-party participants, including retail operating partners, logistics service providers, mobile app developers, ISVs, cloud developers, marketing affiliates and various professional service providers, provide services to users on our platforms, including merchants, brands, consumers and users of our cloud computing services. To the extent these service providers are unable to provide satisfactory services to our users on commercially acceptable terms or at all or if we fail to retain existing or attract new quality service providers to our platforms, our ability to retain, attract or engage our users may be severely limited, which may have a material and adverse effect on our business, financial condition and results of operations. In addition, certain of these third-party service providers on our ecosystem have access to our user data to a limited extent in order to provide their services. These third-party service providers also engage in a broad range of other business activities outside of our platforms. If these third-party participants engage in activities that are negligent, illegal or otherwise harm the trustworthiness and security of our ecosystem, including the leak or negligent use of data or failure to perform their contractual obligations, or users are otherwise dissatisfied with their service quality on or off our platforms, we could suffer reputational harm, even if these activities are not related to, attributable to or caused by us, or within our control.

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

       As our business develops and evolves, it may become difficult for us to continue to retain these employees. A number of our employees, including many members of management, may choose to pursue other opportunities outside of our company. If we are unable to motivate or retain these employees, our business may be severely disrupted and our prospects could suffer.

       The size and scope of our ecosystem also require us to hire and retain a wide range of capable and experienced personnel who can adapt to a dynamic, competitive and challenging business environment. We will need to continue to attract and retain experienced and capable personnel at all levels, including members of management, as we expand our business and operations. Competition for talent in the PRC Internet industry is intense, and the availability of suitable and qualified candidates in China is limited. Competition for these individuals could cause us to offer higher compensation and other benefits to attract and retain them. Even if we were to offer higher compensation and other benefits, there is no assurance that these individuals will choose to join or continue to work for us. Any failure to attract or retain key management and personnel could severely disrupt our business and growth.

Our revenue and net income may be materially and adversely affected by any economic slowdown in China as well as globally.

       The success of our business ultimately depends on consumer spending. We currently derive a substantial majority of our revenue from China and are also expanding into international markets. As a result, our revenue and net income are impacted to a significant extent by economic conditions in China and globally, as well as economic conditions specific to online and mobile commerce. The global economy, markets and levels of consumer spending are influenced by many factors beyond our control, including consumer perception of current and future economic conditions, political uncertainty (including potential impact resulting from political and regulatory uncertainties in the United States and the proposed exit of the United Kingdom from the European Union), levels of employment, inflation or deflation, real disposable income, interest rates, taxation and currency exchange rates.

       The growth of the PRC economy has slowed in recent years. According to the National Bureau of Statistics of China, China's GDP growth rate was 6.7% in 2016, down from 6.9% in 2015 and 7.4% in 2014. There have also been concerns on the relationships among China and other Asian countries as well as the relationship between China and the United States, which may result in or intensify potential conflicts in relation to territorial, regional security and trade disputes. For instance, the United States has expressed a desire to reexamine the trade relationship between China and the United States. Any continuing or worsening slowdown could significantly reduce domestic commerce in China, including through the Internet generally and within our ecosystem. Although our financial performance is mainly affected by consumer spending, which may not be as adversely affected as other sectors of the economy, an economic downturn, whether actual or perceived, a further decrease in economic growth rates or an otherwise uncertain economic outlook in China or any other market in which we may operate could have a material adverse effect on consumer spending and therefore adversely affect our business, financial condition and results of operations.

Security breaches and attacks against our systems and network, and any potentially resulting breach or failure to otherwise protect confidential and proprietary information, could damage our reputation and negatively impact our business, as well as materially and adversely affect our financial condition and results of operations.

       Although we have employed significant resources to develop our security measures against breaches, our cybersecurity measures may not detect, prevent or control all attempts to compromise our systems, including distributed denial-of-service attacks, viruses, malicious software, break-ins, phishing attacks, social engineering, security breaches or other attacks and similar disruptions that may jeopardize the security of information stored in and transmitted by our systems or that we otherwise maintain. Breaches of our cybersecurity measures could result in unauthorized access to our systems, misappropriation of information or data, deletion or modification of user information, or a denial-of-service or other interruption to our business operations. As techniques used to obtain unauthorized access to or sabotage systems change frequently and may not be known until launched against us or our third-party service providers, we may be unable to anticipate, or implement adequate measures to protect against, these attacks.

       We have in the past and are likely again in the future to be subject to these types of attacks, although to date no attack has resulted in any material damages or remediation costs. If we are unable to avert these attacks and security breaches, we could be subject to significant legal and financial liability, our reputation would be harmed and we could sustain substantial revenue loss from lost sales and customer dissatisfaction. We may not have the resources or technical sophistication to anticipate or prevent rapidly evolving types of cyber-attacks. Cyber-attacks may target us, our merchants, consumers, users, customers or other participants, or the communication infrastructure on which we depend. Actual or anticipated attacks and risks may cause us to incur significantly higher costs, including costs to deploy additional personnel and network protection technologies, train employees, and engage third-party experts and consultants. Cybersecurity breaches would not only harm our reputation and business, but also could materially decrease our revenue and net income. We do not carry cybersecurity insurance.

We may not be able to acquire a direct equity ownership interest in Ant Financial Services.

       In August 2014, we entered into a share and asset purchase agreement, or the 2014 SAPA, to restructure the economic terms of our relationship with Alipay and Ant Financial Services. The 2014 SAPA provides for future potential equity issuances of up to 33% of equity interest in Ant Financial Services to us in the event that Ant Financial Services applies for and receives certain PRC regulatory approvals in the future. In addition, in the event of a qualified IPO of Ant Financial Services or Alipay, if our total ownership of equity interests in Ant Financial Services, if any, has not reached 33%, we would be entitled, at our election, to receive a one-time payment equal to 37.5% of the equity value, immediately prior to a qualified IPO of Ant Financial Services, as a whole and not just of its subsidiary Alipay. If we acquire equity interests in Ant Financial Services in an aggregate amount less than the full 33% equity interest, then the percentage of Ant Financial Services' equity value used to calculate the liquidity event payment will be reduced proportionately. If Ant Financial Services does not receive the required PRC regulatory approvals mentioned above, we will not be able to acquire a direct equity ownership interest in Ant Financial Services, and we would fail to benefit from any appreciation in its equity value beyond the date of a qualified IPO of Ant Financial Services or Alipay. Our inability to reap the benefits of any appreciation in equity value of Ant Financial Services, including in connection with a qualified IPO of Ant Financial Services or Alipay, could represent a significant missed opportunity that is beyond our control. In addition, if we elect to receive a one-time payment equal to 37.5% of the equity value, immediately prior to a qualified IPO of Ant Financial Services, it is possible that Ant Financial Services will not have sufficient funds to make the payment in a timely manner or on a schedule acceptable to us. See "Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Agreements and Transactions Related to Ant Financial Services and its Subsidiaries — 2014 Restructuring of Our Relationship with Ant Financial Services and Alipay."

Tightening of tax compliance efforts that affect our merchants could materially and adversely affect our business, financial condition and results of operations.

       E-commerce in China is still developing, and the PRC government may require operators of marketplaces, such as our company, to assist in the collection of taxes with respect to the revenue or profit generated by merchants from transactions conducted on their platforms. A significant number of small businesses and sole proprietors operating businesses through storefronts on Taobao Marketplace may not have completed the required tax registration. PRC tax authorities may enforce registration requirements that target small businesses or sole proprietors on Taobao Marketplace and may request our assistance in these efforts. As a result, these merchants may be subject to more stringent tax compliance requirements and liabilities and their business on our marketplaces could suffer or they could decide to remove their storefronts from our marketplace rather than comply, which could in turn negatively affect us. We may also be requested by tax authorities to supply information on our merchants, such as transaction records and bank account information, and assist in the enforcement of tax regulations, including the payment and withholding obligations against our merchants, in which case, we may lose existing merchants and potential merchants might not be willing to open storefronts on our marketplaces. Stricter tax enforcement by the PRC tax authorities may also reduce the activities by merchants on our platforms and result in liability to us. For example, as a result of recent stricter enforcement on VAT and the payment of VAT refunds, we substantially increased our allowance for doubtful accounts for VAT receivables in relation to our VAT refund service in fiscal year 2017.

       Potential heightened enforcement against participants in our ecosystem (including imposition of reporting or withholding obligations on operators of marketplaces with respect to value-added tax of merchants and stricter tax enforcement against merchants generally) could have a material adverse effect on our business, financial condition and results of operations.

We have been and may continue to be subject to allegations and lawsuits claiming that items listed and content available on our marketplaces and websites are pirated, counterfeit or illegal.

       We have received in the past, and we anticipate we will receive in the future, communications alleging that items offered, sold or made available through our online marketplaces by third parties or that content we make available through other services, such as our online video and music platforms, infringe third-party copyrights, trademarks and patents or other intellectual property rights. Although we have adopted measures to proactively verify the products sold on our marketplaces for infringement and to minimize potential infringement of third-party intellectual property rights through our intellectual property infringement complaint and take-down procedures, these measures may not always be successful. In the event that alleged counterfeit or infringing products are listed or sold on our marketplaces or allegedly infringing content are made available through our other services, we could face claims and negative publicity relating to these activities or for our alleged failure to act in a timely or effective manner in response to infringement or to otherwise restrict or limit these activities. We may also choose to compensate consumers for any losses, although we are currently not legally obligated to do so. If, as a result of regulatory developments, we are required to compensate consumers, we would incur additional expenses.

       We may implement further measures in an effort to strengthen our protection against these potential liabilities, including working with brands and government authorities to assist in their offline investigations and taking legal actions against sellers of counterfeit goods on our marketplaces. These measures could require us to spend substantial additional resources and/or experience reduced revenues. In addition, these measures may reduce the attractiveness of our marketplaces and other services to consumers, merchants, brands and other participants. A merchant or online marketer whose content is removed or whose services are suspended or terminated by us, regardless of our compliance with the applicable laws, rules and regulations, may dispute our actions and commence action against us for damages based on breach of contract or other causes of action, make public complaints or allegations or organize group protests and publicity campaigns against us or seek compensation. Any costs incurred as a result of liability or asserted liability relating to the sale of unlawful goods or other infringement could harm our business.

       We also have been and may continue to be subject to allegations of civil or criminal liability based on allegedly unlawful activities or unauthorized distribution carried out by third parties through our online marketplaces. In May 2015, we were named as a defendant in a lawsuit filed in the Southern District of New York by Kering S.A and other plaintiffs, which asserts various claims based on, among other things, the sales of allegedly counterfeit or otherwise trademark infringing merchandise by merchants on certain of our marketplaces. We have also acquired certain companies, such as Youku Tudou and a controlling stake in Lazada, which are from time to time subject to allegations and lawsuits regarding alleged infringement of third-party intellectual property or other rights, and we may continue to acquire other companies which are subject to similar disputes.

       In addition, we have been and may continue to be subject to significant negative publicity in China and other countries. For example, in December 2016, the Office of the U.S. Trade Representative, or USTR, identified Taobao Marketplace as a "notorious market" that, according to submissions to the USTR by certain brands and industry associations, facilitates substantial copyright piracy and trademark counterfeiting. In January 2015, the State Administration for Industry and Commerce in China, or SAIC, released a report stating that Taobao Marketplace had the highest percentage of counterfeit goods among the online marketplaces that it surveyed. Subsequently, in the same month, the SAIC released a self-described "white paper" discussing perceived failures of our platforms, including an alleged failure to crack down on the sale of counterfeit goods and other alleged illegal activities on our China retail marketplaces. Although the SAIC withdrew the so-called "white paper" the same day it was released, and later clarified that the document carried no legal force, there may be continued public perception that counterfeit or pirated items are commonplace on our marketplaces or that we delay the process of removing these items. This perception, even if factually incorrect, and existing or new litigation and regulatory pressure or action related to intellectual property rights protection could damage our reputation with consumers, harm our business, diminish the value of our brand name and negatively affect the trading price of our ADSs.

Failure to deal effectively with any fraud perpetrated and fictitious transactions conducted on our marketplaces and other sources of customer dissatisfaction would harm our business.

       We face risks with respect to fraudulent activities on our marketplaces and periodically receive complaints from consumers who may not have received the goods that they had purchased, as well as complaints from merchants who have not received payment for the goods that a consumer had contracted to purchase. Although we have implemented various measures to detect and reduce the occurrence of fraudulent activities on our marketplaces, there can be no assurance that these measures will be effective in combating fraudulent transactions or improving overall satisfaction among our merchants, consumers and other participants. Additional measures that we take to address fraud could also negatively affect the attractiveness of our marketplaces to consumers or merchants. In addition, merchants on our marketplaces contribute to a fund to provide consumer protection guarantees. If our merchants do not perform their obligations under these programs, then we may use funds that have been deposited by merchants in a consumer protection fund to compensate consumers. If the amounts in the fund are not sufficient, we may choose to compensate consumers for losses although currently we are not legally obligated to do so. If, as a result of regulatory developments, we are required to compensate consumers, we would incur additional expenses. Although we have recourse against our merchants for any amounts we incur, there is no assurance that we would be able to collect from our merchants.

       In addition to fraudulent transactions with legitimate consumers, merchants may also engage in fictitious or "phantom" transactions with themselves or collaborators in order to artificially inflate their own ratings on our marketplaces, reputation and search results rankings, an activity sometimes referred to as "brushing." This activity may harm other merchants by enabling the perpetrating merchant to be favored over legitimate merchants, and may harm consumers by deceiving them into believing that a merchant is more reliable or trusted than the merchant actually is.

       Moreover, illegal, fraudulent or collusive activities by our employees could also subject us to liability or negative publicity. We have discovered cases in which certain of our employees had accepted payments from merchants or other service providers in order to receive preferential treatment on our marketplaces. Although we dismiss the employees responsible for these incidents and have implemented internal controls and policies with regard to the review and approval of merchant accounts, sales activities and other relevant matters, we cannot assure you that our controls and policies will prevent fraud or illegal activity by our employees or that similar incidents will not occur in the future. Any illegal, fraudulent or collusive activity could severely damage our brand and reputation as an operator of trusted marketplaces, which could drive users and consumers away from our marketplaces, and materially and adversely affect our business, financial condition and results of operations.

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

       We process an extremely large number of transactions on a daily basis on our marketplaces, and the high volume of transactions taking place on our marketplaces and publicity about our business creates the possibility of heightened attention from the public, regulators, the media and our participants. Heightened regulatory and public concern over consumer protection and consumer safety issues may subject us to additional legal and social responsibilities and increased scrutiny and negative publicity over these issues, due to the large number of transactions that take place on our platforms and the increasing scope of our overall business operations. In addition, changes in our services or policies have resulted and could result in objections by members of the public, the media, including social media, participants in our ecosystem or others. From time to time, these objections or allegations, regardless of their veracity, may result in public protests or negative publicity, which could result in government inquiry or harm our reputation. Corporate transactions we or related parties undertake, such as our acquisition of the media business of SCMP Group Limited, which includes the South China Morning Post newspaper, and our partnership with the International Olympic Committee, may also subject us to increased media exposure and public scrutiny in Hong Kong, China and internationally. Moreover, as our business expands and grows, both organically and through acquisitions of and investments in other businesses, domestically and internationally, we will be exposed to heightened regulatory scrutiny in jurisdictions where we already operate as well as in new jurisdictions in areas including consumer safety, public health and public trust. There is no assurance that we would not become a target for regulatory or public scrutiny in the future or that scrutiny and public exposure would not severely damage our reputation as well as our business and prospects.

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

       The industries in which we and Ant Financial Services operate in the PRC and other countries, including online and mobile commerce and payments, financial services, cloud computing and digital media and entertainment and other online content offerings, are highly regulated. As we and Ant Financial Services expand into new regions and markets, we will become subject to additional regulatory compliance requirements, which may be complex and potentially conflicting. In particular, the PRC government authorities are likely to continue to issue new laws, rules and regulations governing these industries, enhance enforcement of existing laws, rules and regulations and impose requirements relating to, among other things, new and additional licenses, permits and approvals or governance or ownership structures on us, Ant Financial Services and our users. These laws, rules and regulations and their application could take a direction that is adverse to our or Ant Financial Services' business at any time. In addition, there is no assurance that any required licenses, permits and approvals could be obtained or any new requirements can be satisfied in a timely or cost-effective manner, and failure to obtain them could have a material adverse effect on our business, financial condition and results of operations. Changes in regulatory enforcement as well as tax policy in the PRC and other countries could also result in additional compliance obligations and increased costs or place restrictions upon our current or future operations. Any legislation or regulation of this kind could also severely disrupt and constrain our business and the payment services used on our marketplaces.

       We have from time to time been subject, and are likely again in the future to be subject, to PRC and foreign government inquiries and investigations, including those relating to website content, alleged third-party intellectual property infringement and securities laws and regulations. We also face scrutiny, and have been subject and continue to be subject to inquiries and investigations, from PRC and foreign governmental bodies that focus on cross-border trade, tax, intellectual property protection, our investment activities, human rights, user privacy and data protection matters and fraudulent or other criminal transactions. We may also face protectionist policies and regulatory scrutiny on national security grounds in foreign countries in which we conduct business or investment activities. None of these inquiries and investigations has resulted in significant restrictions on our business operations. However, as we continue to grow in scale and significance, we expect to face increased scrutiny, which will, at a minimum, result in our having to increase our investment in compliance and related capabilities and systems.

       The increasing sophistication and development of our user base and our expansion into the mobile and entertainment business will also subject us to additional regulations and increase the need for higher standards of user protection, privacy protection and dispute management. Any increased involvement in inquiries or investigations could result in significantly higher legal and other costs, restraints on our ability to enforce the contracts we have entered into, loss of business and revenue, liability for breach of contracts with third parties, diversion of management and other resources, as well as negative publicity, which could harm our business and reputation and materially reduce our revenue and net income.

       Ant Financial Services, which through Alipay provides the substantial majority of the payment processing services on our marketplaces as well as other financial and value-added services, such as payment, wealth management, lending, insurance and credit system, is subject to various laws, rules and regulations in the PRC and other countries where it operates, including those governing banking, privacy, cross-border and domestic money transmission, anti-money laundering, counter-terrorist financing and consumer protection laws, rules and regulations. In recent years, the PRC government has increasingly focused on regulation of the financial industry, including laws, rules and regulations relating to the provision of payment services. See "Item 4. Information on the Company — B. Business Overview — Regulation — Regulation Applicable to Alipay." These laws, rules and regulations are highly complex and could change or be reinterpreted to make it difficult or impossible for Ant Financial Services to comply. As Ant Financial Services expands into international markets, it will increasingly become subject to additional legal and regulatory compliance requirements as well as political and regulatory challenges, including scrutiny on data privacy and security, anti-money laundering compliance and national security grounds, to its business and investment activities in these markets. In addition, Alipay is required to maintain a payment business license in the PRC as well as other applicable money transmitter or other licenses and approvals in other countries where it operates. In certain jurisdictions where Alipay currently does not have the required licenses, Alipay provides payment processing and escrow services through third-party service providers. If Alipay or its partners fail to obtain and maintain all required licenses and approvals or otherwise fails to comply with applicable laws, rules and regulations, if new laws, rules or regulations come into effect that impact Alipay or its partners' businesses, or if any of Alipay's partners ceases to provide services to Alipay, its services could be suspended or severely disrupted, and our business, financial condition and results of operations would be materially and adversely affected.

We may be accused of infringing intellectual property rights of third parties and content restrictions of relevant laws.

       Third parties may claim that the technology used in the operation of our platforms or our service offerings or the content on our platforms, including content available through our digital media and entertainment business, search business, online reading platform and news feed features, infringe upon their intellectual property rights. Although we have not in the past faced material litigation involving direct claims of infringement by us, the possibility of intellectual property claims against us, whether in China or other jurisdictions, increases as we continue to grow, particularly internationally. We have also acquired businesses, such as Youku Tudou, that have been, and may continue to be, subject to liabilities for infringement of third-party intellectual property rights or other allegations based on the content available on their websites or the services they provide. In addition, we expect our ecosystem to involve more and more user-generated content, including the entertainment content on Youku Tudou, the interactive media content displayed on Taobao Marketplace and Tmall, including livestreams, as well as the data generated, uploaded and saved by users of our cloud computing services, over which we have limited control and we may be subject to claims for infringement of third-party intellectual property rights, or subject us to additional scrutiny by the relevant government authorities. These claims or scrutiny, whether or not having merit, may result in our expenditure of significant financial and management resources, injunctions against us or payment of damages. We may need to obtain licenses from third parties who allege that we have infringed their rights, but these licenses may not be available on terms acceptable to us or at all. These risks have been amplified by the increase in the number of third parties whose sole or primary business is to assert these claims.

       China has enacted laws and regulations governing Internet access and the distribution of products, services, news, information, audio-video programs and other content through the Internet. The PRC government has prohibited the distribution of information through the Internet that it deems to be in violation of PRC laws and regulations, impairs the national dignity of China or the public interest, or is obscene, superstitious, fraudulent or defamatory. Users of certain of our websites and platforms, including Youku Tudou, can upload content, to these websites and platforms, which is generally referred to as "user-generated content." Due to the significant amount of content uploaded by our users, we may not be able to identify all the videos or other content that may violate relevant laws and regulations. If any of the information disseminated through our marketplaces and websites, including videos and other content (including user-generated content) displayed on Youku Tudou's or our other websites or on our Tmall set-top boxes and smart televisions powered by our YunOS that provide access to entertainment and e-commerce content, were deemed by the PRC government to violate any content restrictions, we would not be able to continue to display these content and could become subject to penalties, including confiscation of income, fines, suspension of business and revocation of required licenses, which could materially and adversely affect our business, financial condition and results of operations. The outcome of any claims, investigations and proceedings is inherently uncertain, and in any event defending against these claims could be both costly and time-consuming, and could significantly divert the efforts and resources of our management and other personnel. An adverse determination in any of these litigation matters or proceedings could cause us to pay damages, as well as legal and other costs, limit our ability to conduct business or require us to change the manner in which we operate and harm our reputation. As we expand our operations internationally, we expect that we will become subject to similar laws and regulations in other jurisdictions.

We may be subject to claims under consumer protection laws, including health and safety claims and product liability claims, if property or people are harmed by the products and services sold on our marketplaces.

       Due to several high-profile incidents involving food safety and consumer complaints that have occurred in China in recent years, the PRC government, media outlets and public advocacy groups are increasingly focused on consumer protection. Government authorities in other countries where we operate also place high importance on consumer protection. Moreover, as part of our growth strategy, we expect to increase our focus on food, food supplements and beverages, mother care, baby care and healthcare products and services, and electronics products. For example, through Tmall Supermarket, we offer products that are frequently purchased by consumers, such as groceries and FMCG. We have also invested in companies involved in these sectors. These activities could expose us to increasing liability associated with consumer protection laws in those areas. Operators of e-commerce platforms are subject to certain provisions of consumer protection laws even where the operator is not the merchant of the product or service purchased by the consumer. For example, under applicable consumer protection laws in China, e-commerce platform operators may be held liable for consumer claims relating to damage if they are unable to provide consumers with the true name, address and contact details of merchants or service providers. In addition, if we do not take appropriate remedial action against merchants or service providers for actions they engage in that we know, or should have known, would infringe upon the rights and interests of consumers, we may be held jointly liable for infringement alongside the merchant or service provider. Moreover, applicable consumer protection laws in China hold that trading platforms will be held liable for failing to meet any undertakings that the platforms make to consumers with regard to products listed on their websites. Furthermore, we are required to report to SAIC or its local branches any violation of applicable laws, regulations or SAIC rules by merchants or service providers, such as sales of goods without proper license or authorization, and we are required to take appropriate remedial measures, including ceasing to provide services to the relevant merchants or service providers. We may also be held jointly liable with merchants who do not possess the proper licenses or authorizations to sell goods or sell goods that do not meet product standards.

       In addition, we are facing increasing levels of activist litigation in China by plaintiffs claiming damages based on consumer protection laws. This type of activist litigation could increase in the future, and if it does, we could face increased costs defending these suits and damages should we not prevail, which could materially and adversely affect our reputation and brand and our results of operations.

       As our business expands outside of China, we may also face increasing scrutiny from consumer protection regulators, as well as increasingly become target for litigation, in the United States, Europe and other jurisdictions. If claims are brought against us under any of these laws, we could be subject to damages and reputational damage as well as action by regulators, which could have a material adverse effect on our business, financial condition and results of operations. We do not maintain product liability insurance for products and services transacted on our marketplaces, and our rights of indemnity from the merchants on our marketplaces may not adequately cover us for any liability we may incur. Even unsuccessful claims could result in significant expenditure of funds and diversion of management time and resources, which could materially and adversely affect our business operations, net income and profitability.

We may be subject to liability for content available in our ecosystem that is alleged to be socially destabilizing, obscene, defamatory, libelous or otherwise unlawful.

       Under PRC law and the laws of certain other jurisdictions in which we operate, we are required to monitor our websites and the websites hosted on our servers and mobile interfaces for items or content deemed to be socially destabilizing, obscene, superstitious or defamatory, as well as for items, content or services that are illegal to sell online or otherwise in other jurisdictions in which we operate our marketplaces, and promptly take appropriate action with respect to the relevant items, content or services. We may also be subject to potential liability in China or other jurisdictions for any unlawful actions of our merchants, marketing customers or users of our websites or mobile interfaces, or for content we distribute or that is linked from our platforms that is deemed inappropriate. It may be difficult to determine the type of content that may result in liability to us, our websites and platforms, such as our cloud computing services, which allow users to upload and save massive data on our cloud data centers, or Youku Tudou, which allows users to upload videos and other content to our websites, may make this even more difficult. If we are found to be liable, we may be subject to negative publicity, fines, have our relevant business operation licenses revoked, or be prevented from operating our websites or mobile interfaces in China or other jurisdictions.

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

       Regardless of the outcome of any dispute or lawsuit, we may suffer from negative publicity and reputational damage as a result of these actions.

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

       From time to time, we may receive close scrutiny from government agencies under the PRC Anti-Monopoly Law in connection with our business practices, investments and acquisitions. Any anti-monopoly lawsuit or administrative proceeding initiated against us may result in our being subject to profit disgorgement, heavy fines and various constraints on our business, or result in negative publicity which could harm our reputation and negatively affect the trading price of our ADSs. These constraints could include forced termination of any agreements or arrangements that are determined to be in violation of anti-monopoly laws, required divestitures and limitations on certain pricing and business practices, which may limit our ability to continue to innovate, diminish the appeal of our services and increase our operating costs. These constraints could also enable our competitors to develop websites, products and services that mimic the functionality of our services, which could decrease the popularity of our marketplaces, products and services among merchants, consumers and other participants, and cause our revenue and net income to decrease materially.

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

       Intellectual property protection may not be sufficient in China or other countries in which we operate. Confidentiality agreements may be breached by counterparties, and there may not be adequate remedies available to us for these breaches. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in China or elsewhere. In addition, policing any unauthorized use of our intellectual property is difficult, time-consuming and costly and the steps we have taken may be inadequate to prevent the misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, the litigation could result in substantial costs and a diversion of our managerial and financial resources. We can provide no assurance that we will prevail in any litigation. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. Any failure in protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

We may be subject to material litigation and regulatory proceedings.

       We have been involved in a high volume of litigation in China and a small volume of litigation outside China relating principally to third-party and principal intellectual property infringement claims, contract disputes involving merchants and consumers on our platforms, consumer protection claims, employment related cases and other matters in the ordinary course of our business. As our ecosystem expands, including across jurisdictions and through the addition of new businesses, we may face an increasing number of these claims, including those involving higher amounts of alleged damages. We are subject to laws and regulations in China and the other jurisdictions where our merchants, consumers, users, customers and other participants are located. These laws, rules and regulations may vary in their scope and impose requirements which are more stringent than, or which conflict with, those in China. We have acquired and may acquire companies, such as Youku Tudou, that are subject to or may become subject to litigation, including shareholder class action lawsuits in the case of companies we acquire that are or were publicly-listed companies, as well as regulatory proceedings.

       As publicly-listed companies, we and certain of our subsidiaries face additional exposure to claims and lawsuits inside and outside China. We will need to defend against these lawsuits, including any appeals should our initial defense be successful. The litigation process may utilize a material portion of our cash resources and divert management's attention from the day-to-day operations of our company, all of which could harm our business. There can be no assurance that we will prevail in any of these cases, and any adverse outcome of these cases could have a material adverse effect on our reputation, business and results of operations. In particular, we have been named as a defendant in certain purported shareholder class action lawsuits described in "Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal and Administrative Proceedings." We are currently unable to estimate the possible loss or possible range of loss, if any, associated with the resolution of these lawsuits. An unfavorable outcome from the lawsuits, including any plaintiff's appeal of the judgment in these lawsuits, could have a material adverse effect on our consolidated financial position, results of operations, or cash flows in the future. In addition, although we have obtained directors and officers liability insurance, the insurance coverage may not be adequate to cover our obligations to indemnify our directors and officers, fund a settlement of litigation in excess of insurance coverage or pay an adverse judgment in litigation.

       In early 2016, the U.S. Securities and Exchange Commission, or SEC, informed us that it was initiating an investigation into whether there have been any violations of the federal securities laws. The SEC has requested that we voluntarily provide it with documents and information relating to, among other things: our consolidation policies and practices (including our accounting for Cainiao Network as an equity method investee), our policies and practices applicable to related party transactions in general, and our reporting of operating data from Singles Day. We are cooperating with the SEC and, through our legal counsel, have been providing the SEC with requested documents and information. The SEC advised us that the initiation of a request for information should not be construed as an indication by the SEC or its staff that any violation of the federal securities laws has occurred. This matter is ongoing, and, as with any regulatory proceeding, we cannot predict when it will be concluded.

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

We may suffer reputational harm and the price of our ADSs may decrease significantly due to business dealings by, or connections of, merchants or consumers on our marketplaces with sanctioned countries or persons.

       The U.S. government imposes broad economic and trade restrictions on certain countries and regions, or the Sanctioned Countries, including Cuba, Iran, North Korea and Syria, and numerous individuals and entities, including those designated as having engaged in activities relating to terrorism, drug trafficking, proliferation of weapons of mass destruction or human rights violations, or the Sanctioned Persons. The United Nations, the European Union, or the EU, the United Kingdom, or the UK, and other countries also impose economic and trade restrictions, including on certain Sanctioned Countries and Sanctioned Persons. We do not have employees or operations in the Sanctioned Countries, and, although our websites are open and available worldwide, we do not actively solicit business from the Sanctioned Countries or Sanctioned Persons.

       As a Cayman Islands company, we are generally not required to comply with U.S., UK, and EU sanctions to the same extent as U.S., UK or EU entities. However, our U.S., UK, and EU subsidiaries, our employees who are U.S. persons or UK or EU nationals, activities in the U.S., UK, or EU, activities involving U.S.-origin goods, technology or services, and certain Iran-related activities, are subject to applicable sanctions requirements. In the case of Alibaba.com, our aggregate cash revenue from members in these Sanctioned Countries in fiscal year 2017 accounted for less than 0.002% of Alibaba.com's cash revenue. In the case of AliExpress and our China retail marketplaces, an insignificant percentage of orders have been placed by consumers from the Sanctioned Countries, with an aggregate GMV settled of approximately US$9.3 million in the twelve months ended March 31, 2017. As all transaction fees on AliExpress and our China retail marketplaces are paid by merchants, primarily based in China, we do not earn any fees or commission from consumers in Sanctioned Countries in respect of transactions conducted on these platforms.

       We cannot assure you that current or future economic and trade sanctions regulations or developments will not have a negative impact on our business or reputation. International economic and trade sanctions are complex and subject to frequent change, including jurisdictional reach and the lists of countries, entities, and individuals subject to the sanctions. Hence, we may incur significant costs related to current, new, or changing sanctions programs, as well as investigations, fines, fees or settlements, which may be difficult to predict. We also could face increased sanctions-related compliance costs and risks as we expand globally and into additional businesses, such as cloud computing, hardware and data hosting. In addition, our expanding network of investee companies, global business partners, joint venture partners or other parties that have collaborative relationships with us or our affiliates may engage in activities in or with Sanctioned Countries or Sanctioned Persons, which might result in negative publicity, governmental investigations and reputational harm. Any of the above may cause the price of our ADSs to decline significantly, and thus materially reduce the value of your investment in our ADSs.

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

       We have issued an aggregate of US$8.0 billion unsecured senior notes. We have also entered into a five-year term loan facility of US$4.0 billion. In addition, in April 2017, we replaced our US$3.0 billion revolving credit facility with a new US$5.15 billion revolving credit facility. Under the terms of our unsecured senior notes and credit facilities and under any debt financing arrangement that we may enter into in the future, we are, and may be in the future, subject to covenants that could, among other things, restrict our business and operations. If we breach any of these covenants, our lenders under our credit facilities and holders of our unsecured senior notes will be entitled to accelerate our debt obligations. Any default under our credit facilities or unsecured senior notes could require that we repay these debts prior to maturity as well as limit our ability to obtain additional financing, which in turn may have a material adverse effect on our cash flow and liquidity.

We may need additional capital but may not be able to obtain it on favorable terms or at all.

       We may require additional cash resources due to future growth and development of our business, including any investments or acquisitions we may decide to pursue. If our cash resources are insufficient to satisfy our cash requirements, we may seek to issue additional equity or debt securities or obtain new or expanded credit facilities. Our ability to obtain external financing in the future is subject to a variety of uncertainties, including our future financial condition, results of operations, cash flows, trading price of our ADSs, liquidity of international capital and lending markets and PRC governmental regulations over foreign investment and cross-border financing and the Internet industry in the PRC. For example, although not explicitly required by statute, since May 2016, the NDRC has been requiring offshore incorporated companies directly or indirectly controlled by PRC residents to complete filings with the NDRC before pricing and closing of any offshore debt issuance. In addition, incurring indebtedness would subject us to increased debt service obligations and could result in operating and financial covenants that would restrict our operations. There can be no assurance that financing will be available in a timely manner or in amounts or on terms acceptable to us, or at all. Any failure to raise needed funds on terms favorable to us, or at all, could severely restrict our liquidity as well as have a material adverse effect on our business, financial condition and results of operations. Moreover, any issuance of equity or equity-linked securities could result in significant dilution to our existing shareholders.

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

       We have obtained insurance to cover certain potential risks and liabilities, such as property damage, business interruptions and public liabilities. However, insurance companies in China and other jurisdictions in which we operate may offer limited business insurance products. As a result, we may not be able to acquire any insurance for all types of risks we face in our operations in China and elsewhere, and our coverage may not be adequate to compensate for all losses that may occur, particularly with respect to loss of business or operations. We do not maintain product liability insurance, nor do we maintain key-man life insurance. This could leave us exposed to potential claims and losses. Any business disruption, litigation, regulatory action, outbreak of epidemic disease or natural disaster could also expose us to substantial costs and diversion of resources. We cannot assure you that our insurance coverage is sufficient to prevent us from any loss or that we will be able to successfully claim our losses under our current insurance policy on a timely basis, or at all. If we incur any loss that is not covered by our insurance policies, or the compensated amount is significantly less than our actual loss, our business, financial condition and results of operations could be materially and adversely affected.

An occurrence of a natural disaster, widespread health epidemic or other outbreaks could have a material adverse effect on our business, financial condition and results of operations.

       Our business could be materially and adversely affected by natural disasters, such as snowstorms, earthquakes, fires or floods, the outbreak of a widespread health epidemic, such as swine flu, avian influenza, severe acute respiratory syndrome, or SARS, Ebola, Zika or other events, such as wars, acts of terrorism, environmental accidents, power shortage or communication interruptions. The occurrence of a disaster or a prolonged outbreak of an epidemic illness or other adverse public health developments in China or elsewhere in the world could materially disrupt our business and operations. These events could also significantly impact our industry and cause a temporary closure of the facilities we use for our operations, which would severely disrupt our operations and have a material adverse effect on our business, financial condition and results of operations. Our operations could be disrupted if any of our employees or employees of our business partners were suspected of having the swine flu, avian influenza, SARS, Ebola, Zika or other disease epidemics, since this could require us or our business partners to quarantine some or all of these employees or disinfect the facilities used for our operations. In addition, our revenue and profitability could be materially reduced to the extent that a natural disaster, health epidemic or other outbreak harms the global or PRC economy in general. Our operations could also be severely disrupted if our consumers, merchants or other participants were affected by natural disasters, health epidemics or other outbreaks.

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

       In addition, we have entered into a voting agreement pursuant to which SoftBank, Yahoo, Jack Ma and Joe Tsai have agreed to vote their shares in favor of the Alibaba Partnership director nominees at each annual general shareholders meeting for so long as SoftBank owns at least 15% of our outstanding ordinary shares. Furthermore, the voting agreement provides that SoftBank has the right to nominate one director to our board until SoftBank owns less than 15% of our outstanding ordinary shares, and that right is also reflected in our articles of association. In addition, pursuant to the voting agreement, Yahoo, Jack Ma and Joe Tsai have agreed to vote their shares (including shares for which they have voting power) in favor of the election of the SoftBank director nominee at each annual general shareholders meeting in which the SoftBank nominee stands for election. Moreover, subject to certain exceptions, pursuant to the voting agreement SoftBank and Yahoo have agreed to give Jack and Joe a proxy over, with respect to SoftBank, any portion of its shareholdings exceeding 30% of our outstanding shares and, with respect to Yahoo, all of its shareholdings up to a maximum of 121.5 million of our ordinary shares. These proxies will remain in effect until Jack Ma owns less than 1% of our ordinary shares on a fully-diluted basis or we materially breach the voting agreement.

       This governance structure and contractual arrangement limit the ability of our shareholders to influence corporate matters, including any matters determined at the board level. In addition, the nomination right granted to the Alibaba Partnership will remain in place for the life of the Alibaba Partnership unless our articles of association are amended to provide otherwise by a vote of shareholders representing at least 95% of shares that vote at a shareholders meeting. The nomination rights of the Alibaba Partnership will remain in place notwithstanding a change of control or merger of our company and, for so long as SoftBank and Yahoo remain substantial shareholders, we expect the Alibaba Partnership nominees will receive a majority of votes cast at any meeting for the election of directors and will be elected as directors. These provisions and agreements could have the effect of delaying, preventing or deterring a change in control and could limit the opportunity of our shareholders to receive a premium for their ADSs, and could also materially decrease the price that some investors are willing to pay for our ADSs, As of the date of this annual report, the parties to the voting agreement and the partners of the Alibaba Partnership held in the aggregate more than 50% of our outstanding ordinary shares (including unvested shares and shares underlying vested and unvested awards). See "Item 6. Directors, Senior Management and Employees — A. Directors and Senior Management — Alibaba Partnership."

The interests of the Alibaba Partnership may conflict with the interests of our shareholders.

       The nomination and appointment rights of the Alibaba Partnership limits the ability of our shareholders to influence corporate matters, including any matters to be determined by our board of directors. The interests of the Alibaba Partnership may not coincide with the interests of our shareholders, and the Alibaba Partnership or its director nominees may make decisions with which they disagree, including decisions on important topics such as compensation, management succession, acquisition strategy and our business and financial strategy. For example, because the Alibaba Partnership will continue to be largely comprised of members of our management team, the Alibaba Partnership and its director nominees, consistent with our operating philosophy, may focus on the long-term interests of our ecosystem participants at the expense of our short-term financial results, which may differ from the expectations and desires of shareholders unaffiliated with the Alibaba Partnership. To the extent that the interests of the Alibaba Partnership differ from the interests of any of our shareholders, our shareholders may be disadvantaged by any action that the Alibaba Partnership may seek to pursue.

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

SoftBank owns approximately 29% of our outstanding ordinary shares and its interests may differ from those of our other shareholders.

       As of March 31, 2017, SoftBank owned approximately 29% of our outstanding ordinary shares. Subject to certain exceptions, SoftBank has agreed to grant the voting power of any portion of its shareholding exceeding 30% of our outstanding ordinary shares to Jack Ma and Joe Tsai by proxy. Under the terms of the voting agreement we entered into with SoftBank, SoftBank also has the right to nominate one member of our board of directors, and Yahoo, Jack and Joe have agreed to vote their shares (including shares for which they have voting power) in favor of the SoftBank director nominees at each annual general shareholders meeting in which the

SoftBank nominee stands for election until such time as SoftBank holds less than 15% of our outstanding ordinary shares. SoftBank's director nomination right is also reflected in our articles of association. Except with regard to shareholder votes relating to the Alibaba Partnership director nominees, SoftBank will have significant influence over the outcome of matters that require shareholder votes and accordingly over our business and corporate matters. SoftBank may exercise its shareholder rights in a way that it believes is in its own best interest, which may conflict with the interest of our other shareholders. These actions may be taken even if SoftBank is opposed by our other shareholders.

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

       Foreign ownership of certain types of Internet businesses, such as Internet information services, is subject to restrictions under applicable PRC laws, rules and regulations. For example, foreign investors are generally not permitted to own more than 50% of the equity interests in a value-added telecommunication service provider. Any foreign investor must also have experience and a good track record in providing value-added telecommunications services overseas. Although according to the Notice on Lifting the Restriction to Foreign Shareholding Percentage in Online Data Processing and Transaction Processing Business (Operational E-commerce) promulgated by the MIIT on June 19, 2015, foreign investors are allowed to hold up to 100% of all equity interests in the online data processing and transaction processing business (operational e-commerce) in China, other requirements provided by the Foreign Investment Telecommunications Rules (such as the track record and experience requirement for a major foreign investor) still apply. It is unclear how this notice will be implemented and there exist high uncertainties with respect to its interpretation and implementation by authorities.

       While the significant majority of our revenue was generated by our wholly-foreign owned enterprises in fiscal year 2017, we provide Internet information services in China, which are critical to our business, through a number of PRC incorporated variable interest entities. The variable interest entities are owned by PRC citizens who are our founders or senior employees or by PRC entities owned by these PRC citizens, or the variable interest entity equity holders, with whom we have contractual arrangements, or the contractual arrangements. The contractual arrangements give us effective control over each of the variable interest entities and enable us to obtain substantially all of the economic benefits arising from the variable interest entities as well as consolidate the financial results of the variable interest entities in our results of operations. Although the structure we have adopted is consistent with longstanding industry practice, and is commonly adopted by comparable companies in China, the PRC government may not agree that these arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future.

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

       If we or any of our variable interest entities are found to be in violation of any existing or future PRC laws, rules or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with these violations or failures, including revoking the business and operating licenses of our PRC subsidiaries or the variable interest entities, requiring us to discontinue or restrict our operations, restricting our right to collect revenue, blocking one or more of our websites, requiring us to restructure our operations or taking other regulatory or enforcement actions against us. The imposition of any of these measures could result in a material adverse effect on our ability to conduct all or any portion of our business operations. In addition, it is unclear what impact the PRC government actions would have on us and on our ability to consolidate the financial results of any of our variable interest entities in our consolidated financial statements, if the PRC government authorities were to find our legal structure and contractual arrangements to be in violation of PRC laws, rules and regulations. If the imposition of any of these government actions causes us to lose our right to direct the activities of any of our material variable interest entities or otherwise separate from any of these entities and if we are not able to restructure our ownership structure and operations in a satisfactory manner, we would no longer be able to consolidate the financial results of our variable interest entities in our consolidated financial statements. Any of these events would have a material adverse effect on our business, financial condition and results of operations.

Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of draft PRC Foreign Investment Law.

       The MOFCOM published a discussion draft of the proposed Foreign Investment Law in January 2015 aiming to, upon its enactment, replace the major existing laws and regulations governing foreign investment in China. The MOFCOM completed the solicitation of comments on this draft in February 2015, and indicated in March 2017 that it had revised the draft Foreign Investment Law based on public comments and is cooperating with the Legislative Affairs Office of the State Council and the Law Committee of National People's Congress for the legislative deliberation of the revised draft Foreign Investment Law. However, the revised draft Foreign Investment Law has not been made available to the public, and there are still substantial uncertainties with respect to the enactment timetable and the final content of the Foreign Investment Law.

       Among other things, the discussion draft of the Foreign Investment Law published by the MOFCOM purports to introduce the principle of "actual control" in determining whether a company is considered a foreign invested enterprise, or an FIE. The discussion draft specifically provides that entities established in China but "controlled" by foreign investors will be treated as FIEs, whereas an entity organized in a foreign jurisdiction, but cleared by the MOFCOM as "controlled" by PRC entities and/or citizens, would nonetheless be treated as a PRC domestic entity for investment in the "restriction category" on the "negative list." In this connection, "control" is broadly defined in the draft law to cover any of the following summarized categories:

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

       The "variable interest entity" structure, or VIE structure, has been adopted by many PRC-based companies, including us and certain of our equity investees such as Weibo, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. Under the discussion draft of the Foreign Investment Law, variable interest entities that are controlled via contractual arrangements would also be deemed as FIEs, if they are ultimately "controlled" by foreign investors. For any companies with a VIE structure in an industry category that is in the "restriction category" on the "negative list," the existing VIE structure may be deemed legitimate only if the ultimate controlling person(s) is/are of PRC nationality (either PRC state owned enterprises or agencies, or PRC citizens). Conversely, if the actual controlling person(s) is/are of foreign nationalities, then the variable interest entities will be treated as FIEs and any operation in the industry category on the "negative list" without market entry clearance may be considered as illegal.

       Based on the definition of "control" in the discussion draft of the Foreign Investment Law, we believe that there are strong basis for a determination that we and our variable interest entities are ultimately controlled by PRC citizens for the following reasons:

  •
  Alibaba Partnership has an exclusive right to nominate and appoint up to a simple majority of the members of our board of directors and therefore it effectively controls the board and all management decisions of our company;

  •
  nearly all of the partners of Alibaba Partnership are PRC citizens; and

  •
  Alibaba Partnership exercises its nomination rights by a majority of votes of all its partners.

       See "Item 6. Directors, Senior Management and Employees — A. Directors and Senior Management — Alibaba Partnership."

       However, there are significant uncertainties as to how the control status of our company, our variable interest entities and our equity investees with a VIE structure would be determined under the enacted version of the Foreign Investment Law. In addition, it is uncertain whether any of the businesses that we currently operate or plan to operate in the future through our consolidated entities and the businesses operated by our equity investees with a VIE structure would be on the to-be-issued "negative list" and therefore be subject to any foreign investment restrictions or prohibitions. We also face uncertainties as to whether the enacted version of the Foreign Investment Law and the final "negative list" would mandate further actions, such as MOFCOM market entry clearance, to be completed by companies with existing VIE structure and whether this clearance can be timely obtained, or at all. If we or our equity investees with a VIE structure were not considered as ultimately controlled by PRC domestic investors under the enacted version of the Foreign Investment Law, further actions required to be taken by us or these equity investees under the enacted Foreign Investment Law may materially and adversely affect our business and financial condition.

       In addition, our corporate governance practice may be materially impacted and our compliance costs could increase if we were not considered as ultimately controlled by PRC entities and/or citizens under the enacted version of the Foreign Investment Law. For instance, the discussion draft of the Foreign Investment Law purports to impose stringent ad hoc and periodic information reporting requirements on foreign investors and the applicable FIEs. Aside from investment implementation report and investment amendment report that would be required for each investment and alteration of investment specifics, an annual report would be mandatory, and large foreign investors meeting certain criteria would be required to report on a quarterly basis. Any company found to be non-compliant with these information reporting obligations could potentially be subject to fines and/or administrative or criminal liabilities, and the persons directly responsible could be subject to criminal liabilities.

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

       If our variable interest entities or their equity holders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce the arrangements. Although we have entered into call option agreements in relation to each variable interest entity, which provide that we may exercise an option to acquire, or nominate a person to acquire, ownership of the equity in that entity or, in some cases, its assets, to the extent permitted by applicable PRC laws, rules and regulations, the exercise of these call options is subject to the review and approval of the relevant PRC governmental authorities. We have also entered into equity pledge agreements with respect to each variable interest entity to secure certain obligations of such variable interest entity or its equity holders to us under the contractual arrangements. However, the enforcement of these agreements through arbitral or judicial agencies may be costly and time-consuming and will be subject to uncertainties in the PRC legal system. Moreover, our remedies under the equity pledge agreements are primarily intended to help us collect debts owed to us by the variable interest entities or the variable interest entity equity holders under the contractual arrangements and may not help us in acquiring the assets or equity of the variable interest entities.

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

       The contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration or court proceedings in China. Accordingly, these contracts would be interpreted in accordance with

PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. Moreover, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a variable interest entity should be interpreted or enforced under PRC law, and as a result it may be difficult to predict how an arbitration panel or court would view these contractual arrangements. As a result, uncertainties in the PRC legal system could limit our ability to enforce the contractual arrangements. Under PRC law, if the losing parties fail to carry out the arbitration awards or court judgments within a prescribed time limit, the prevailing parties may only enforce the arbitration awards or court judgments in PRC courts, which would require additional expense and delay. In the event we are unable to enforce the contractual arrangements, we may not be able to exert effective control over the variable interest entities, and our ability to conduct our business, as well as our financial condition and results of operations, may be materially and adversely affected.

We may lose the ability to use, or otherwise benefit from, the licenses, approvals and assets held by our variable interest entities, which could severely disrupt our business, render us unable to conduct some or all of our business operations and constrain our growth.

       Although the significant majority of our revenues are generated, and the significant majority of our operational assets are held, by our wholly-foreign owned enterprises, which are our subsidiaries, our variable interest entities hold licenses and approvals and assets that are necessary for our business operations, as well as equity interests in a series of our portfolio companies, to which foreign investments are typically restricted or prohibited under applicable PRC law. The contractual arrangements contain terms that specifically obligate variable interest entity equity holders to ensure the valid existence of the variable interest entities and restrict the disposal of material assets of the variable interest entities. However, in the event the variable interest entity equity holders breach the terms of these contractual arrangements and voluntarily liquidate our variable interest entities, or any of our variable interest entities declares bankruptcy and all or part of its assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without our consent, we may be unable to conduct some or all of our business operations or otherwise benefit from the assets held by the variable interest entities, which could have a material adverse effect on our business, financial condition and results of operations. Furthermore, if any of our variable interest entities undergoes a voluntary or involuntary liquidation proceeding, its equity holders or unrelated third-party creditors may claim rights to some or all of the assets of the variable interest entity, thereby hindering our ability to operate our business as well as constrain our growth.

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

       We cannot assure you that these individuals will always act in the best interests of our company should any conflicts of interest arise, or that any conflicts of interest will always be resolved in our favor. We also cannot assure you that these individuals will ensure that the variable interest entities will not breach the existing contractual arrangements. If we cannot resolve any of these conflicts of interest or any related disputes, we would have to rely on legal proceedings to resolve these disputes and/or take enforcement action under the contractual arrangements. There is substantial uncertainty as to the outcome of any of these legal proceedings. See "— Any failure by our variable interest entities or their equity holders to perform their obligations under the contractual arrangements would have a material adverse effect on our business, financial condition and results of operations."

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

       We cannot assure you that Jack Ma will act in our interest given his ability to control one of the general partners of the PRC limited partnership invested in Wasu, nor can we assure you that he will not breach his obligations to us as our director, including obligations not to compete with us. In addition, the interests of Mr. Shi, as an independent third-party, may not coincide with those of Jack as the other general partner in the PRC limited partnership, or with our interests in pursuing our entertainment strategy. If any conflicts of this kind arise between Jack and Mr. Shi in conducting the business of the PRC limited partnership, it could potentially have a material adverse effect on our relationship with the shareholder of Wasu and, consequently, on our ability to achieve the strategic objectives of our alliance with Wasu. Furthermore, there is no assurance that Simon will have sufficient resources to repay the loans in a timely manner or at all. The loan that we provided to Simon is secured by a pledge of Simon's limited partnership interest in the PRC limited partnership. However, if Simon fails to repay the loan, our enforcement of our secured interests could be costly and time-consuming and would be subject to the uncertainties in the PRC legal system.

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

       Most of our operations are conducted in the PRC and a substantial majority of our revenue is sourced from the PRC. Accordingly, our financial condition and results of operations are affected to a significant extent by economic, political and legal developments in the PRC.

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

       While the PRC economy has experienced significant growth in the past three decades, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall PRC economy, but may also have a negative effect on us. Our financial condition and results of operation could be materially and adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. In addition, the PRC government has implemented in the past certain measures, including interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activity. While the PRC government maintained its expansionary monetary policy in 2016, there have been signs of continuing economic slowdown in China. Any prolonged slowdown in the Chinese economy could lead to a reduction in demand for our services and consequently have a material adverse effect on our businesses, financial condition and results of operations.

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

       In 1979, the PRC government began to promulgate a comprehensive system of laws, rules and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investment in China. However, China has not developed a fully integrated legal system, and recently enacted laws, rules and regulations may not sufficiently cover all aspects of economic activities in China or may be subject to significant degree of interpretation by PRC regulatory agencies and courts. In particular, because these laws, rules and regulations are relatively new, and because of the limited number of published decisions and the non-precedential nature of these decisions, and because the laws, rules and regulations often give the relevant regulator significant discretion in how to enforce them, the interpretation and enforcement of these laws, rules and regulations involve uncertainties and can be inconsistent and unpredictable. Therefore, it is possible that our existing operations may be found not to be in full compliance with relevant laws and regulations in the future. In addition, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, and which may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until after the occurrence of the violation.

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

       Due to the level of our revenues, our proposed acquisition of control of, or decisive influence over, any company with revenues within China of more than RMB400 million in the year prior to any proposed acquisition would be subject to MOFCOM merger control review. As a result of our size, many of the transactions we may undertake could be subject to MOFCOM merger review. Complying with the requirements of the relevant regulations to complete these transactions could be time-consuming, and any required approval processes, including approval from MOFCOM, may delay or inhibit our ability to complete these transactions, which could affect our ability to expand our business or maintain our market share. In addition, MOFCOM has not accepted antitrust filings for any transaction involving parties that adopt a variable interest entity structure. Our ability to carry out our investment and acquisition strategy may be materially and adversely affected by MOFCOM's current practice, which creates significant uncertainty as to whether transactions that we may undertake would subject us to fines or other administrative penalties and negative publicity and whether we will be able to complete large acquisitions in the future in a timely manner or at all.

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

       We have notified substantial beneficial owners of ordinary shares who we know are PRC residents of their filing obligation, and we have periodically filed SAFE Circular 75 reports prior to the promulgation of SAFE Circular 37 on behalf of certain employee shareholders who we know are PRC residents. However, we may not be aware of the identities of all of our beneficial owners who are PRC residents. We do not have control over our beneficial owners and cannot assure you that all of our PRC-resident beneficial owners will comply with SAFE Circular 37 and subsequent implementation rules. The failure of our beneficial owners who are PRC residents to register or amend their SAFE registrations in a timely manner pursuant to SAFE Circular 37 and subsequent implementation rules, or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in SAFE Circular 37 and subsequent implementation rules, may subject the beneficial owners or our PRC subsidiaries to fines and legal sanctions. On February 13, 2015, SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, which became effective on June 1, 2015. Pursuant to SAFE Notice 13, entities and individuals are required to apply for foreign exchange registration of foreign direct investment and overseas direct investment, including those required under the SAFE Circular 37, with qualified banks, instead of SAFE. The qualified banks, under the supervision of SAFE, will directly review the applications and conduct the registration.

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

       Pursuant to SAFE Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly-listed companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies. In the meantime, our directors, executive officers and other employees who are PRC citizens or who are non-PRC residents residing in the PRC for a continuous period of not less than one year, subject to limited exceptions, and who have been granted restricted shares, options or restricted share units, or RSUs, by us or our overseas listed subsidiaries may follow the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, issued by SAFE in February 2012, to apply for the foreign exchange registration. According to those regulations, employees, directors, supervisors and other management members participating in any stock incentive plan of an overseas publicly listed company who are PRC citizens or who are non-PRC citizens residing in China for a continuous period of not less than one year, subject to limited exceptions, are required to register with SAFE through a domestic qualified agent, which may be a PRC subsidiary of the overseas listed company, and complete certain other procedures. Failure to complete the SAFE registrations may subject them to fines and legal sanctions and may also limit the ability to make payment under the relevant equity incentive plans or receive dividends or sales proceeds related thereto, or our ability to contribute additional capital into our wholly-foreign owned enterprises in China and limit our wholly-foreign owned enterprises' ability to distribute dividends to us. We also face regulatory uncertainties under PRC law that could restrict our ability or the ability of our overseas listed subsidiaries to adopt additional equity incentive plans for our directors and employees who are PRC citizens or who are non-PRC residents residing in the PRC for a continuous period of not less than one year, subject to limited exceptions.

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

We rely to a significant extent on dividends, loans and other distributions on equity paid by our principal operating subsidiaries in China and on remittances, including loans, from the variable interest entities in China to fund offshore cash and financing requirements.

       We are a holding company and rely to a significant extent on dividends, loans and other distributions on equity paid by our principal operating subsidiaries and on remittances, including loans, from the variable interest entities, for our offshore cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, fund inter-company loans, service any debt we may incur outside of China and pay our expenses. When our principal operating subsidiaries or the variable interest entities incur additional debt, the instruments governing the debt may restrict their ability to pay dividends or make other distributions or remittances, including loans, to us. Furthermore, the laws, rules and regulations applicable to our PRC subsidiaries and certain other subsidiaries permit payments of dividends only out of their retained earnings, if any, determined in accordance with applicable accounting standards and regulations.

       Under PRC laws, rules and regulations, each of our subsidiaries incorporated in China is required to set aside a portion of its net income each year to fund certain statutory reserves. These reserves, together with the registered equity, are not distributable as cash dividends. As a result of these laws, rules and regulations, our subsidiaries incorporated in China are restricted in their ability to transfer a portion of their respective net assets to their shareholders as dividends. In addition, registered share capital and capital reserve accounts are also restricted from withdrawal in the PRC, up to the amount of net assets held in each operating subsidiary. As of March 31, 2017, these restricted net assets totaled RMB45,472 million (US$6,606 million).

Our pay-for-performance services constitute Internet advertisement, which subjects us to other laws, rules and regulations as well as additional obligations.

       We derive a significant amount of our revenue from pay-for-performance, or P4P, services and other related services. On July 4, 2016, the SAIC promulgated the Interim Administrative Measures on Internet Advertising, or the Internet Advertising Measures, which came into effect as of September 1, 2016 and define Internet advertisements as any commercial advertising that directly or indirectly promotes goods or services through Internet media in any form including paid-for search results. See "Item 4. Information on the Company — B. Business Overview — Regulation — Regulation of Advertising Services." Under the Internet Advertising Measures, our P4P services and other related services constitute Internet advertisement.

       Since the Internet Advertising Measures came into effect recently, there exist substantial uncertainties with respect to its interpretation and implementation in practice by various government authorities. We may face increased scrutiny from the tax authorities and may incur additional taxes in connection with our P4P and other related services. Moreover, PRC advertising laws, rules and regulations require advertisers, advertising operators and advertising distributors to ensure that the content of the advertisements they prepare or distribute is fair and accurate and is in full compliance with applicable law. Violation of these laws, rules or regulations may result in penalties, including fines, confiscation of advertising fees and orders to cease dissemination of the advertisements. In circumstances involving serious violations, the PRC government may suspend or revoke a violator's business license or license for operating an advertising business. In addition, the Internet Advertising Measures require paid-for search results to be obviously distinguished from natural search results so that consumers will not misunderstand the nature of these search results, therefore we are obligated to distinguish from others the merchants who purchase P4P and related services or the relevant listings by these merchants. Complying with these requirements, including any penalties or fines for any failure to comply, may significantly reduce the attractiveness of our platforms and increase our costs and could have a material adverse effect on our business, financial condition and results of operations.

       In addition, for advertising content related to specific types of products and services, advertisers, advertising operators and advertising distributors must confirm that the advertisers have obtained requisite government approvals, including the advertiser's operating qualifications, proof of quality inspection of the advertised products, and, with respect to certain industries, government approval of the content of the advertisement and filing with the local authorities. Pursuant to the Internet Advertising Measures, we are required to take steps to monitor the content of advertisements displayed on our platforms. This requires considerable resources and time, and could significantly affect the operation of our business, while also subjecting us to increased liability under the relevant laws, rules and regulations. The costs associated with complying with these laws, rules and regulations, including any penalties or fines for our failure to so comply if required, could have a material adverse effect on our business, financial condition and results of operations. Any further change in the classification of our P4P and other related services by the PRC government may also significantly disrupt our operations and materially and adversely affect our business and prospects.

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

Dividends payable to foreign investors and gains on the sale of our ADSs or ordinary shares by our foreign investors may become subject to PRC taxation.

       Under the Enterprise Income Tax Law and its implementation regulations issued by the State Council, a 10% PRC withholding tax is applicable to dividends payable by a resident enterprise to investors that are non-resident enterprises, which do not have an establishment or place of business in the PRC or which have such establishment or place of business but the dividends are not effectively connected with such establishment or place of business, to the extent such dividends are derived from sources within the PRC, subject to any reduction set forth in applicable tax treaties. Similarly, any gain realized on the transfer of shares of a resident enterprise by these investors is also subject to PRC tax at a current rate of 10%, subject to any exemption set forth in relevant tax treaties, if such gain is regarded as income derived from sources within the PRC. If we are deemed a PRC resident enterprise, dividends paid on our ordinary shares or ADSs, and any gain realized by the investors from the transfer of our ordinary shares or ADSs, would be treated as income derived from sources within the PRC and would as a result be subject to PRC taxation. See "Item 4. Information on the Company — B. Business Overview — Regulation — Tax Regulations." Furthermore, if we are deemed a PRC resident enterprise, dividends payable to individual investors who are non-PRC residents and any gain realized on the transfer of ADSs or ordinary shares by these investors may be subject to PRC tax at a current rate of 20%, subject to any reduction or exemption set forth in applicable tax treaties. It is unclear whether if we or any of our subsidiaries established outside China are considered a PRC resident enterprise, holders of our ADSs or ordinary shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas and claim foreign tax credit if applicable. If dividends payable to our non-PRC investors, or gains from the transfer of our ADSs or ordinary shares by these investors are subject to PRC tax, the value of your investment in our ADSs or ordinary shares may decline significantly.

Discontinuation of preferential tax treatments we currently enjoy or other unfavorable changes in tax law could result in additional compliance obligations and costs.

       Chinese companies operating in the high-technology and software industry that meet relevant requirements may qualify for three main types of preferential treatment, which are high and new technology enterprises, software enterprises and key software enterprises within the scope of the PRC national plan. For a qualified high and new technology enterprise, the applicable enterprise income tax rate is 15%. The high and new technology enterprise qualification is re-assessed by the relevant authorities every three years. Moreover, a qualified software enterprise is entitled to a tax holiday consisting of a two-year tax exemption beginning from the first profit-making calendar year and a 50% tax reduction for the subsequent three calendar years. The software enterprise qualification is subject to an annual assessment. For a qualified key software enterprise within the scope of the PRC national plan, the applicable enterprise tax rate for a calendar year is 10%. The key software enterprise qualification is subject to an annual assessment.

       A number of our China operating entities enjoy these preferential tax treatments. Our effective tax rate in fiscal year 2017 was 23%. The discontinuation of any of the various types of preferential tax treatment we enjoy could materially and adversely affect our results of operations. See "Item 5. Operating and Financial Review and Prospects — A. Operating Results — Taxation — PRC Income Tax."

We and our shareholders face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises or other assets attributed to a PRC establishment of a non-PRC company.

       On February 3, 2015, the State Administration of Taxation issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or Bulletin 7, which replaced or supplemented certain previous rules under the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or Circular 698, issued by the State Administration of Taxation, on December 10, 2009. Pursuant to this Bulletin, an "indirect transfer" of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be recharacterized and treated as a direct transfer of PRC taxable assets, if the arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from this indirect transfer may be subject to PRC enterprise income tax.

       According to Bulletin 7, "PRC taxable assets" include assets attributed to an establishment or a place of business in China, immoveable properties located in China, and equity investments in PRC resident enterprises, in respect of which gains from their transfer by a direct holder, being a non-PRC resident enterprise, would be subject to PRC enterprise income taxes. When determining whether there is a "reasonable commercial purpose" of the transaction arrangement, factors to be taken into consideration include: whether the main value of the equity interest of the relevant offshore enterprise directly or indirectly derives from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consists of direct or indirect investment in China or if its income mainly derives from China, directly or indirectly; whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature which is evidenced by their actual function and risk exposure; the duration of existence of the business model and organizational structure; the foreign income tax liabilities arising from the indirect transfer of PRC taxable assets; the replicability of the transaction by direct transfer of PRC taxable assets; and the applicable tax treaties or similar arrangements. In respect of an indirect offshore transfer of assets of a PRC establishment or place of business, the resulting gain is to be included with the enterprise income tax filing of the PRC establishment or place of business being transferred, and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immoveable properties located in China or to equity investments in a PRC resident enterprise, which is not related to a PRC establishment or place of business of a non-resident enterprise, a PRC enterprise income tax at 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. Where the payor fails to withhold any or sufficient tax, the transferor shall declare and pay such tax to the tax authority by itself within the statutory time limit. Late payment of applicable tax will subject the transferor to default interest. Bulletin 7 does not apply to transactions of sale of shares by investors through a public stock exchange where the shares were acquired from a transaction through a public stock exchange.

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

       The PRC tax authorities have the discretion under Circular 698/Bulletin 7 to make adjustments to the taxable capital gains based on the difference between the fair value of the taxable assets transferred and the cost of investment. If the PRC tax authorities make adjustments to the taxable income of the transactions under Circular 698/Bulletin 7, our income tax costs associated with potential acquisitions or disposals will increase, which may have an adverse effect on our financial condition and results of operations.

Restrictions on currency exchange may limit our ability to utilize our PRC revenue effectively.

       Substantially all of our revenue is denominated in Renminbi. The Renminbi is currently freely convertible under the "current account," which includes dividends, trade and service-related foreign exchange transactions, but requires approval from or registration with appropriate government authorities or designated banks under the "capital account," which includes foreign direct investment and loans, including loans we may secure from our onshore subsidiaries or variable interest entities. Currently, our PRC subsidiaries, which are wholly-foreign owned enterprises, may purchase foreign currency for settlement of "current account transactions," including payment of dividends to us, without the approval of SAFE by complying with certain procedural requirements. However, the relevant PRC governmental authorities may limit or eliminate our ability to purchase foreign currencies in the future for current account transactions. In 2016, PRC governmental authorities began imposing more stringent restrictions on outbound capital flows, including heightened scrutiny over "irrational" overseas investments for certain industries including real estate, hotel, cinema, entertainment and sports clubs, as well as over four kinds of "abnormal" offshore investments, which are:

  •
  investments through enterprises established for only a few months without substantive operation;

  •
  investments with amounts far exceeding the registered capital of onshore parent and not supported by its business performance shown on financial statements;

  •
  investments in targets which are unrelated to onshore parent's main business; and

  •
  investments with abnormal sources of Renminbi funding suspected to be involved in illegal transfer of assets or illegal operation of underground banking.

       On January 26, 2017, SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, which tightened the authenticity and compliance verification of cross-border transactions and cross-border capital flow, including requiring banks to verify board resolutions, tax filing forms and audited financial statements before wiring foreign invested enterprises' foreign exchange dividend distribution of over US$50,000. See "Item 4. Information on the Company — B. Business Overview — Regulation — Regulation of Foreign Exchange and Dividend Distribution — Foreign Exchange Regulation." Since a significant amount of our PRC revenue is denominated in Renminbi, any existing and future restrictions on currency exchange may limit our ability to utilize revenue generated in Renminbi to fund our business activities outside of the PRC, service any debt we may incur outside of China or pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

Fluctuations in exchange rates could result in foreign currency exchange losses and could materially reduce the value of your investment.

       The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. For instance, in August 2015, the People's Bank of China, or PBOC, changed the way it calculates the mid-point price of Renminbi against the U.S. dollar, requiring the market-makers who submit for reference rates to consider the previous day's closing spot rate, foreign-exchange demand and supply as well as changes in major currency rates. In 2015 and 2016, the value of the Renminbi depreciated approximately 4.4% and 7.2% against the U.S. dollar, respectively. From the end of 2016 through the end of May 2017, the value of the Renminbi appreciated slightly by approximately 1.9% against the U.S. dollar. It is difficult to predict how market forces or PRC or U.S. government policy, including any interest rate increases by the Federal Reserve, may impact the exchange rate between the Renminbi and the U.S. dollar in the future. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, including from the U.S. government, which has threatened to label China as a "currency manipulator," which could result in greater fluctuation of the Renminbi against the U.S. dollar.

       A substantial percentage of our revenues and costs are denominated in Renminbi, and a significant portion of our financial assets are also denominated in Renminbi while substantially all of our debt is denominated in U.S. dollars. We are a holding company and we rely on dividends, loans and other distributions on equity paid by our operating subsidiaries in China and on remittances, including loans, from our variable interest entities in China for our cash needs. Any significant fluctuations in the value of the Renminbi may materially and adversely affect our liquidity and cash flows. If we decide to convert our Renminbi into U.S. dollars for the purpose of repaying principal or interest expense on our outstanding U.S. dollar-denominated debt, making payments for dividends on our ordinary shares or ADSs or other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount we would receive. Conversely, to the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive. From time to time we enter into hedging activities with regard to exchange rate risk. We cannot assure you that our hedging activities will successfully mitigate these risks adequately or at all, and in addition hedging activities may result in greater volatility in our results of operations.

The audit report included in this annual report is prepared by auditors who are not inspected fully by the Public Company Accounting Oversight Board and, as such, our shareholders are deprived of the benefits of inspection by it.

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

       In February 2015, each of the "big four" accounting firms agreed to a censure and to pay a fine to the SEC to settle the dispute with the SEC. The settlement stays the current proceeding for four years, during which time the firms are required to follow detailed procedures to seek to provide the SEC with access to Chinese firms' audit documents via the CSRC. If a firm does not follow the procedures, the SEC would impose penalties such as suspensions, or commence a new, expedited administrative proceeding against the non-compliant firm or it could restart the administrative proceeding against all four firms. In addition, the limitations imposed by the PRC on the production of workpapers reflecting audit work performed in the PRC could likewise result in the imposition of penalties on our independent registered accounting firm by the PCAOB or the SEC, such as suspensions of our audit firm's ability to practice before the SEC.

       If our independent registered public accounting firm, or the affiliate of our independent registered public accounting firm, were denied, even temporarily, the ability to practice before the SEC, we would need to consider alternate support arrangements for the audit of our operations in China. If our auditor, or an affiliate of that firm, were unable to address issues related to the production of documents, and we were unable to timely find another independent registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined to not be in compliance with the requirements of the Exchange Act. A determination of this type could ultimately lead to delisting of our ADSs from the New York Stock Exchange or deregistration from the SEC, or both. This would materially and adversely affect the market price of our ADSs and substantially reduce or effectively terminate the trading of our ADSs in the United States.

Risks Related to Our ADSs

The trading price of our ADSs has been and is likely to continue to be volatile, which could result in substantial losses to our shareholders.

       The trading price of our ADSs has been and is likely to continue to be volatile and could fluctuate widely in response to a variety of factors, many of which are beyond our control. For example, the high and low sale prices of our ADSs in fiscal year 2017 were US$110.45 and US$73.30, respectively. In addition, the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States may affect the volatility in the price of and trading volumes for our ADSs. Some of these companies have experienced significant volatility, including significant price declines after their initial public offerings. The trading performances of these PRC companies' securities at the time of or after their offerings may affect the overall investor sentiment towards other PRC companies listed in the United States and consequently may impact the trading performance of our ADSs. In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for specific business reasons, including:

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

  •
  press and other reports, whether or not true, about our business;

  •
  negative reports published by short sellers, regardless of their veracity or materiality to our company;

  •
  changes or developments in the PRC or global regulatory environment;

  •
  litigation and regulatory allegations or proceedings that involve us;

  •
  changes in pricing we or our competitors adopt;

  •
  conditions in our industries;

  •
  additions to or departures of our management;

  •
  actual or perceived general economic and business conditions and trends in China and globally;

  •
  fluctuations of exchange rates between the Renminbi and the U.S. dollar;

  •
  release or expiry of transfer restrictions on our outstanding ordinary shares or ADSs;

  •
  sales or perceived potential sales or other disposition of existing or additional ordinary shares or ADSs or other equity or equity-linked securities, including by our principal shareholders, directors officers and other affiliates; and

  •
  the creation of vehicles that hold our ordinary shares, including by Yahoo, which has completed the sale of its core Internet business to Verizon Communications Inc.

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

       Sales of our ADSs, ordinary shares or other equity or equity-linked securities in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline significantly. As of March 31, 2017, we had 2,529,364,189 ordinary shares outstanding, and 1,251,592,493 of our ordinary shares were represented by ADSs. All of our ordinary shares represented by ADSs were freely transferable by persons other than our affiliates without restriction or additional registration under the Securities Act of 1933, or the Securities Act. The ordinary shares held by our affiliates are also available for sale, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act, under sales plans adopted pursuant to Rule 10b5-1 or otherwise.

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

If securities or industry analysts cease to publish research or publish inaccurate or unfavorable research about our business, the market price for our ADSs and trading volume could decline.

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

As a foreign private issuer, we are permitted to and we will, rely on exemptions from certain New York Stock Exchange corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of our ordinary shares and the ADSs.

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

       Our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and by the Companies Law (2016 Revision) and common law of the Cayman Islands. The rights of shareholders to take legal action against us and our directors, actions by minority shareholders and the fiduciary duties of our directors are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which provides persuasive, but not binding, authority in a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States and provides significantly less protection to investors. In addition, shareholders in Cayman Islands companies may not have standing to initiate a shareholder derivative action in U.S. federal courts.

       In addition, our articles of association provide that in the event that any shareholder initiates or asserts any claim or counterclaim against us, or joins, offers substantial assistance to or has a direct financial interest in any claim or counterclaim against us, and does not obtain a judgment on the merits in which the initiating or asserting party prevails, then the shareholder will be obligated to reimburse us for all fees, costs and expenses (including, but not limited to, all reasonable attorneys' fees and other litigation expenses) that we may incur in connection with a claim or counterclaim. These fees, costs and expenses that may be shifted to a shareholder under this provision are potentially significant and this fee-shifting provision is not limited to specific types of actions, but is rather potentially applicable to the fullest extent permitted by law.

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

The depositary for our ADSs will give us a discretionary proxy to vote our ordinary shares underlying the ADSs if holders of these ADSs do not vote at shareholders' meetings, except in limited circumstances, which could adversely affect the interests of holders of our ADSs.

       Under the deposit agreement for our ADSs, the depositary will give us a discretionary proxy to vote the ordinary shares underlying the ADSs at shareholders' meetings if holders of these ADSs do not give voting instructions to the depositary, unless:

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

       The depositary of our ADSs has agreed to pay holders of our ADSs the cash dividends or other distributions it or the custodian for our ADSs receives on our ordinary shares or other deposited securities after deducting its fees and expenses. Holders of our ADSs will receive these distributions in proportion to the number of our ordinary shares that their ADSs represent. However, the depositary is not responsible for making these payments or distributions if it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed pursuant to an applicable exemption from registration. The depositary is not responsible for making a distribution available to any holders of ADSs if any government approval or registration required for the distribution cannot be obtained after reasonable efforts made by the depositary. We have no obligation to take any other action to permit the distribution of our ADSs, ordinary shares, rights or anything else to holders of our ADSs. This means that holders of our ADSs may not receive the distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available. These restrictions may materially reduce the value of the ADSs.

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

       If we were or were to become a PFIC, adverse United States federal income tax consequences to our shareholders that are United States investors could result. For example, if we are a PFIC, our United States investors will become subject to increased tax liabilities under United States federal income tax laws and regulations and will become subject to burdensome reporting requirements. We cannot assure you that we were not or will not become a PFIC for any taxable year. You are urged to consult your own tax advisors concerning United States federal income tax consequence on the application of the PFIC rules. See "Item 10. Additional Information — E. Taxation — Material United States Federal Income Tax Considerations — Passive Foreign Investment Company."

ITEM 4    INFORMATION ON THE COMPANY

A.    History and Development of the Company

       Alibaba Group Holding Limited is a Cayman Islands holding company established under the Companies Law of the Cayman Islands (as amended) on June 28, 1999, and we conduct our business in China through our subsidiaries and variable interest entities. Our ADSs are listed on the NYSE under the symbol "BABA."

       Our significant subsidiaries, as that term is defined under Section 1-02 of Regulation S-X under the Securities Act, include the following entities:

  •
  Taobao Holding Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands, which is our wholly-owned subsidiary and the indirect holding company of the PRC subsidiaries relating to Taobao Marketplace and Tmall.

  •
  Taobao China Holding Limited, a Hong Kong limited liability company, which is the direct wholly-owned subsidiary of Taobao Holding Limited and the direct holding company of the PRC subsidiaries relating to Taobao Marketplace and Tmall and operating entity for the overseas business of Taobao Marketplace and Tmall Global.

  •
  Taobao (China) Software Co., Ltd., a limited liability company incorporated under the laws of the PRC, which is an indirect subsidiary of Taobao Holding Limited and a wholly-foreign owned enterprise, and provides software and technology services for Taobao Marketplace.

  •
  Zhejiang Tmall Technology Co., Ltd., a limited liability company incorporated under the laws of the PRC, which is an indirect subsidiary of Taobao Holding Limited and a wholly-foreign owned enterprise, and provides software and technology services for Tmall.

  •
  Alibaba.com Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands, which is our wholly-owned subsidiary and the indirect holding company of the PRC subsidiaries relating to Alibaba.com, 1688.com and AliExpress.

  •
  Alibaba.com Investment Holding Limited, a company incorporated with limited liability under the laws of the British Virgin Islands, which is the direct wholly-owned subsidiary of Alibaba.com Limited and a lower level holding company of the PRC subsidiaries relating to Alibaba.com, 1688.com and AliExpress.

  •
  Alibaba Investment Limited, a company incorporated with limited liability under the laws of the British Virgin Islands, which is our wholly-owned subsidiary and the principal holding company for our strategic investments, including Youku Tudou.

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

       We have a demonstrated track record of successful organic business creation. In addition to organic growth, we have made, or have entered into agreements to make strategic investments, acquisitions and alliances that are intended to increase our product and service offerings and expand our capabilities. See "Item 5. Operating and Financial Review and Prospects — A. Operating Results — Recent Investment, Acquisition and Strategic Alliance Activities" for more information.

Share Repurchase Program

       On August 12, 2015, we announced the implementation of a share repurchase program in an aggregate amount of up to US$4.0 billion over a period of two years, or the 2015 Share Repurchase Program. We have repurchased ADSs representing our ordinary shares on the open market under purchase plans adopted to implement the 2015 Share Repurchase Program. In addition, Jack Ma, our executive chairman, and Joe Tsai, our executive vice chairman, have jointly entered into our plans as affiliated purchasers. On May 18, 2017, we announced the adoption of a new share repurchase program in an aggregate amount of up to US$6.0 billion over a period of two years, or the 2017 Share Repurchase Program. The new program replaced, and cancelled the remaining amount under, the 2015 Share Repurchase Program. See "Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers."

       In June 2016, we also repurchased shares from SoftBank in a privately negotiated transaction. See "Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Transactions and Agreements with SoftBank and Yahoo — Our Repurchase of Ordinary Shares from Yahoo and SoftBank."

B.    Business Overview

Our Mission

       Our mission is to make it easy to do business anywhere.

       Our founders started our company to champion small businesses, in the belief that the Internet would level the playing field by enabling small enterprises to leverage innovation and technology to grow and compete more effectively in the domestic and global economies. We believe that concentrating on customer needs and solving their problems — whether those customers are consumers or merchants — ultimately will lead to the best outcome for our business. We have developed a large ecosystem for online and mobile commerce that enables participants to create and share value on our platforms. Our decisions are guided by how they serve our mission over the long term, not by the pursuit of short-term gains.

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

Company Overview

       To fulfill our mission "to make it easy to do business anywhere," we enable businesses to transform the way they market, sell and operate. We provide the fundamental technology infrastructure and marketing reach to help merchants, brands and other businesses to leverage the power of the Internet to engage with their users and customers.

       Our businesses are comprised of core commerce, cloud computing, digital media and entertainment, and innovation initiatives and others. Through investee affiliates, Cainiao Network and Koubei, respectively, we participate in the logistics and local services sectors. In addition, we have a profit sharing interest in Ant Financial Services, the financial services group that operates mainly through Alipay, the leading third-party online payment platform in China.

Core Commerce

  Retail Commerce in China

       We are the largest retail commerce company in the world in terms of GMV in the twelve months ended March 31, 2017, on the basis of publicly available comparable transaction value data for the most recent fiscal year.

       We operate Taobao Marketplace, China's largest mobile commerce destination, and Tmall, China's largest third-party platform for brands and retailers, in each case in terms of GMV in 2016, according to iResearch. Taobao Marketplace and Tmall (including Juhuasuan), which comprise our China retail marketplaces, generated a combined GMV of RMB3,767 billion (US$547 billion) in the twelve months ended March 31, 2017. There were 454 million annual active buyers on these marketplaces in the twelve months ended March 31, 2017. In March 2017, the various mobile apps that consumers use to access our China retail marketplaces had 507 million mobile MAUs.

       In fiscal year 2017, we generated 72% of our revenue from our retail commerce business in China. The revenue on our China retail marketplaces is generated from merchants through online marketing services, commissions on transactions and fees for other online services. In fiscal year 2017, we generated 80% of this revenue through mobile devices.

  Wholesale Commerce in China

       We operate a China wholesale marketplace, 1688.com, which matches wholesale buyers and sellers in categories such as general merchandise, apparels, electronics, raw materials, industrial components and agricultural and chemical products. A significant number of merchants on our China retail marketplaces source their inventory on 1688.com.

  Retail Commerce — Cross-border and Global

       We operate AliExpress, our global retail marketplace with approximately 60 million annual active buyers from around the world in the twelve months ended March 31, 2017, buying directly from manufacturers and distributors in China. Tmall Global is our platform within Tmall for overseas brands and retailers to reach Chinese consumers without the need for physical operations in China. In April 2016, we acquired a controlling stake in Lazada, which operates e-commerce platforms in Indonesia, Malaysia, the Philippines, Singapore, Thailand and Vietnam. In the twelve months ended March 31, 2017, Lazada had approximately 23 million annual active buyers.

  Wholesale Commerce — Cross-border and Global

       We operate Alibaba.com, China's largest global online wholesale marketplace in 2016 by revenue, according to iResearch. As of March 31, 2017, buyers on Alibaba.com were located in over 200 countries and regions all over the world.

Cloud Computing

       We operate Alibaba Cloud Computing, or Alibaba Cloud, China's largest provider of public cloud services in 2016 by revenue, according to IDC. The technologies that power Alibaba Cloud grew out of our own need to operate the massive scale and complexity of our core commerce business. In 2009, we founded Alibaba Cloud to make these technologies available to third-party customers. Alibaba Cloud offers a complete suite of cloud services, including elastic computing, database, storage and content delivery network (CDN), large scale computing, security, management and application services, big data analytics and a machine learning platform. As of March 31, 2017, Alibaba Cloud had approximately 874,000 paying customers.

Digital Media and Entertainment

       Based on the strength of our relationship with consumers and our capability in leveraging commerce data that can be applied to serving the broader interests of consumers, we have established our digital media and entertainment business, mainly through acquisitions. In 2014, we acquired UCWeb, which operates UC Browser, one of the top three mobile browsers in the world and the number one mobile browser in India and Indonesia by page view market share as of May 2017, according to StatCounter (all StatCounter data quoted in this annual report available at: http://gs.statcounter.com). UCWeb also provides mobile value-added services to users including news feeds, mobile web navigation and mobile search. Shenma ( ), its mobile search business, is the second largest mobile search engine in China as of May 2017, according to StatCounter. In April 2016, we acquired Youku Tudou, a leading multi-screen entertainment and media company in China, enabling users to search, view and share high-quality video content quickly and easily across multiple devices. Youku Tudou and UC Browser serve as the two key distribution platforms for our digital media and entertainment business. These businesses and our other media and entertainment-related businesses, including news feeds, mobile app distribution, music, sports, literature and games, provide a comprehensive digital media and entertainment ecosystem for users to discover and consume content and engage and interact with each other. In March 2017, our digital media and entertainment businesses had over 500 million mobile MAUs, including overseas users.

Innovation Initiatives and Others

       We continue to develop new service offerings to find new ways to meet the needs of our customers and expand the reach of our ecosystem. For example, YunOS is our cloud-based, data and service-oriented operating system that can be used on a wide range of smart devices, including automobiles, mobile phones, TVs and set-top boxes. AutoNavi provides digital map, navigation and real-time traffic information to users in China and serves as an open platform powering mobile apps and fundamental services in our ecosystem. DingTalk, our proprietary enterprise communication and collaboration platform, unifies the critical tasks of communication and collaboration in the work place, offering text, photo, voice and video communication, collaboration features and workflow management, such as convenient attendance recording and expense approval.

       An ecosystem has developed around our platforms and businesses that consists of consumers, merchants, brands, other businesses, third-party service providers and strategic alliance partners. At the nexus of this ecosystem are our technology platform, our marketplace rules and the role we play in connecting these participants to make it possible for them to discover, engage and transact with each other and manage their businesses anytime and anywhere. Much of our effort, time and energy is spent on initiatives that are for the greater good of the ecosystem and on balancing the interests of its participants. We feel a strong responsibility for the continued development of the ecosystem and we take ownership in this development. Accordingly, we refer to this as "our ecosystem." Our ecosystem has strong self-reinforcing network effects benefitting its various participants, who are in turn invested in our ecosystem's growth and success.

       The following chart sets forth our key businesses, selected major investee companies and cooperative partners:

*
Entities that are not consolidated.

Our Strategies

       We believe that China and other markets will be deeply impacted by "Five New" trends of the future: New Retail, New Manufacturing, New Finance, New Technology and New Resources. We have oriented our existing and new product and service offerings to leverage Internet technology to create business models that can adapt to and benefit from future growth opportunities.

       The consumer retail industry as a whole is experiencing a radical disruption driven by digital technology. We believe "e-commerce" as we know it will be replaced by New Retail where the distinction between online and offline retail becomes obsolete. The biggest trend we see is the integration of offline and online retail for a new, reimagined retail experience, where the interactions among consumer traffic, inventory location and retail space are transformed by leveraging big data and mobile Internet technologies. For example, consumers can place orders via their mobile phones as they shop for and try out products in a physical retail store, aided by location-based recommendations. We believe we will play a critical role in this transformation by leveraging our consumer scale, data and technological capabilities to elevate the consumer experience and improve efficiency across the entire value chain.

       We aim to strengthen and expand our ecosystem in order to achieve long-term growth by:

  •
  increasing active buyers and our wallet share through geographic expansion, new product and service categories, and improved consumer experience by leveraging our data capabilities to better identify, analyze and serve their needs through personalization across channels anytime and anywhere;

  •
  expanding product and service offerings to consumers beyond physical goods, including digital entertainment, healthcare and local services;

  •
  reinventing our platforms as go-to destinations for brands to lift awareness and affinity, manage and engage with customers, expand channels and innovate on products;

  •
  creating value for merchants, brands, retail operators and other businesses in our ecosystem through online and offline integration, omni-channel marketing and distribution, retail space reinvention and operational efficiency improvement driven by big data and world-class technology;

  •
  applying data and cloud computing technologies in everything we do for our customers and for ourselves; and

  •
  continuing to be an innovator in products and technology as well as a disrupter of business models and existing industry value chains.

       Our long-term strategic goal is to serve two billion consumers around the world and support ten million businesses to operate profitably on our platforms. We have embarked on three key initiatives to achieve this strategic goal: globalization, rural expansion and big data and cloud computing.

Globalization

       Cross-border commerce is the focus of our globalization initiative. We aim to address each of the three pillars of cross-border commerce as follows:

  •
  From the world to China.  Our China retail marketplaces provide the gateway for international brands, retailers and small businesses to gain access to Chinese consumers. Through Tmall Global, overseas brands and retailers can reach Chinese consumers and build brand awareness without the need for physical operations in China. Taobao Global further facilitates cross-border commerce by helping Taobao merchants to engage Chinese consumers with a rich variety of global products that they have sourced from suppliers outside of China.

  •
  From China to the world.  Through our Alibaba.com wholesale marketplace, we facilitate global trade by connecting Chinese suppliers to importers, wholesalers and distributors across the world. On the retail front, AliExpress enables consumers worldwide to buy directly from manufacturers and distributors in China.

  •
  From the world to the world.  We operate e-commerce platforms in Southeast Asia through Lazada. Our long-term vision is to build a global commerce platform that is virtual and borderless, which we refer to as the electronic World Trade Platform, or eWTP. Under eWTP, together with the Malaysia Digital Economy Corporation, we launched a digital free trade zone, or e-hub, in Malaysia in May 2017, and we plan to create more e-hubs through public-private partnerships in different countries. These e-hubs operate as one-stop service platforms which will allow small businesses in one country to sell to consumers in another, with fast customs clearance, accessible payment and financing services and access to efficient logistics. When connected together, these e-hubs will create a global network of e-roads that serves as the foundation of the eWTP. Through the power of the Internet, eWTP aims to build a more inclusive, free and innovative global trading platform for SMEs and consumers. To that end, we are investing in international talent and infrastructure, and expanding our presence in key markets around the world to attract and serve international customers.

Rural Expansion

       As of December 31, 2016, 590 million people in China reside in rural areas, according to the National Bureau of Statistics of China. Their access to goods and services is highly constrained by geographic and infrastructural limitations. We aim to give rural residents greater access to a broader variety of higher quality goods and services through our Rural Taobao program. At the same time, we help farmers earn more by selling agricultural products to urban consumers.

Big Data and Cloud Computing

       We believe our world is rapidly transitioning from an information technology, or IT, economy to a data technology, or DT, economy. Traditionally unstructured, undiscovered and underutilized data can now be activated and leveraged as a new fundamental energy source. From the development of personal computer, or PC, to mobile, to the Internet of Things, or IoT, the explosion of data is bringing about a new era of opportunity. In the future, we believe that the Internet will play a fundamental role in social and commercial interactions, with cloud computing as a cost-saving public service, and data as a value-enhancing resource. We will continue to implement our data strategy through the application of data intelligence, machine learning and deep learning technologies to several fields, including marketplace design, user interface, search, targeted marketing, logistics, platform security, location-based services and financial services, among others. We will continue to invest in our cloud computing platform to support our own businesses and those of third parties.

Our Businesses

Core Commerce

       Our core commerce business is comprised of platforms operating in four areas: retail commerce in China; wholesale commerce in China; retail commerce — cross-border and global; and wholesale commerce — cross-border and global.

  Retail Commerce in China

       Our retail commerce business in China is comprised of Taobao Marketplace, Tmall (including Juhuasuan) and Rural Taobao, empowered by our commerce technologies and services. Our China retail marketplaces have become an important part of the everyday life of Chinese online consumers. According to CNNIC, 467 million Chinese Internet users have experienced online shopping in 2016, out of a total of 731 million Internet users at the end of 2016. Our high penetration rate of China's online shopping population is evidenced by the 443 million annual active buyers we had in the twelve months ended December 31, 2016.

       We believe consumers enjoy spending time on our China retail marketplaces because of the following value propositions:

  •
  Broad selection.  Our China retail marketplaces had over 1.5 billion listings as of March 31, 2017, presenting a comprehensive selection of products and services to consumers.

  •
  Convenience.  Because of its 24/7 availability, its seamless user experience and its ability to blur the lines between online and offline commerce, especially on mobile, users are rapidly adopting Internet shopping. Through Cainiao Network and its logistics partners, consumers from cities to rural areas enjoy predictable and speedy delivery services.

  •
  Engaging, personalized experience.  Our Taobao App and Tmall App provide consumers a unique social commerce experience through highly relevant content, personalized shopping recommendations and opportunities for social engagement.

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

  •
  Authentic products.  Consumers can expect products purchased from our China retail marketplaces to be protected by merchant quality ratings, clear return policies and the Alipay escrow system. These protections are especially valuable in lower-tier cities and rural villages where it has been difficult to distribute authentic branded products.

       As a result of our broad value propositions to consumers, we have seen increased engagement over time, as the longer consumers have been with us, the larger numbers of orders they tend to place, across a more diverse range of product categories, and the more they tend to spend on our China retail marketplaces. For example, in the twelve months ended March 31, 2017, consumers who have been with us for approximately five years placed an average of 123 orders in 24 product categories with average spending of approximately RMB12,000 in terms of GMV, whereas consumers who have been with us for approximately one year placed an average of 38 orders in 9 product categories with average spending of approximately RMB3,000 in terms of GMV. In the twelve months ended March 31, 2017, the average annual active buyer on our China retail marketplaces placed 85 orders in 17 product categories with average spending of approximately RMB8,000 in terms of GMV.

       With data and technology, we are committed to enabling merchants, brands and retailers by delivering the following value propositions:

  •
  Customer acquisition, retention and engagement.  In March 2017, the various mobile apps that consumers use to access our China retail marketplaces had 507 million mobile MAUs. Consumers come to our platforms with strong commercial intent, which drives high conversion rates and effective return on investment (ROI) for merchants and brands. The consumer behavior data from our platforms enable merchants and brands to acquire, retain and engage their customers effectively, through campaign testing, targeted marketing and a personalized user interface.

  Manufacturers and retailers in China and rest of the world increasingly recognize that e-commerce is essential for survival and growth. As merchants and retailers turn to online channels for distribution in China, our China retail marketplaces have become part of every conversation. The 454 million annual active buyers for the twelve months ended March 31, 2017 represent an unparalleled amount of purchasing power.

  •
  Brand identity.  Brands use their Tmall storefronts to distinguish their own brands and build brand proposition and awareness. They leverage the multi-media capabilities of our platforms, such as social media, videos and dynamic graphics, to tell their unique brand story. Brands, such as Oreo and Budweiser, are increasingly recognizing the power of our China retail marketplaces as top marketing platforms, where the life-time value of customers can be built to benefit their businesses both online and offline. For example, Oreo used its Tmall storefront to host an interactive marketing campaign that allowed its customers to personalize cookie packaging with the aim of strengthening brand loyalty levels.

  •
  Efficient operations.  In addition to customer-facing storefronts and product catalogues, merchants use our commerce technologies and services to improve their planning, marketing and sales activities, as well as our cloud computing services to lower their technology costs.

  •
  Omni-channel opportunities.  We offer omni-channel products and services to enable merchants, brands and offline retailers to offer a seamless online and in-store shopping experience to consumers and improve their efficiency across their value chain. These solutions integrate online and offline inventory, membership and services that enable retailers to fulfill online orders with store based inventories (store pick-up or delivery from the nearest store) and allow consumers to purchase products unavailable in stores.

  •
  Data insights.  Consumers come to our China retail marketplaces to browse for ideas, look for new trends, receive merchant and product updates, compare products, share shopping experiences and be entertained. Consumer actions on our platforms, such as searching, browsing, reading news feeds, bookmarking and adding products to shopping carts, generate valuable data about user intentions. The data insights provided by these actions are unique to our platforms and are not easy for merchants to obtain anywhere else.

       A description of the various aspects of our China commerce retail business follows.

  Taobao Marketplace

       Taobao means "search for treasure" in Chinese. Through the website at www.taobao.com and the Taobao App, Taobao Marketplace is positioned as the starting point and destination portal for the shopping journey. Consumers come to Taobao Marketplace, a commerce-oriented social platform, to enjoy an engaging, personalized shopping experience, optimized by our big data analytics. Through highly relevant and engaging content and real-time updates from merchants, consumers can learn about products and new trends. They can also interact with each other and their favorite merchants and brands on Taobao Marketplace.

       Taobao Marketplace provides a top-level traffic funnel that directs users to the various marketplaces, channels and features within our China retail marketplaces. For example, a search result on Taobao Marketplace displays listings not only from Taobao Marketplace merchants but also from Tmall merchants, thereby generating traffic for Tmall.

       Taobao Marketplace reaches a vast consumer base, including consumers from large cities and beyond. The substantial majority of users access Taobao Marketplace through a mobile device. Below is a visual presentation of various components of the Taobao App:

Taobao App — Homepage

Starting point and destination portal for mobile commerce

1
Search bar supporting keywords, QR codes, image search, speech recognition
扫一扫
bf风短袖女
地区
消息
520拍卖节
年度520特惠
国际大牌箱包服饰
Personalized promotion and display marketing
天猫
聚划算
天猫国际
外卖
天猫超市
充值中心
飞猪旅行
领金币
拍卖
分类
Shortcuts to vertical channels: Tmall, Juhuasuan, Tmall Global, local services, Tmall Supermarket, top-up cards, Fliggy, and categories
淘宝头条
热议 装修后才懂，厨房这三个地方千万别利用！
热议 勒索病毒入侵XP电脑尴尬了！配置太低被强制
3
Taobao Headlines (personalized 3rd party news feeds)
淘抢购
00 50 29
Flash sales
有好货
开启好货大赏
2
Good Find (personalized product recommendations)
爱逛街
戳此马上变美
必买清单
都整理好啦
淘
微淘
问大家
购物车
我的淘宝
4
Weitao (followed and recommended merchants )
5
Your Advice Please (shopping experience sharing and Q&A)

 Taobao App — Search

Search results are personalized and customized for different users

 Taobao App — Good Find

Shopping recommendations based on consumer activities on our platforms and user profiles

 Taobao App — Taobao Headlines

Personalized third-party news feeds for consumers to discover new trends and browse for ideas

 Taobao App — Weitao ( )

Social media platform for merchants to engage and interact with consumers

 Taobao App — Your Advice Please

Interest-based interactive platform for consumers to share shopping experiences, interact with one another and answer each other's questions

       Taobao Marketplace is also the entry point to verticals such as online travel booking, operated under the Fliggy name, or Feizhu ( ) in Chinese, meaning "flying pig" (formerly known as Alitrip), and second-hand auctions, operated under the Xianyu ( ) name, both of which can also be accessed through their own independent mobile app. Fliggy offers a comprehensive selection of domestic and international airline tickets, train and bus tickets, hotel bookings, vacation packages and tourist attraction tickets through online travel agencies and direct travel service providers. Xianyu users trade second-hand items using the Xianyu mobile app which offers location-based information about products and merchant rating reviews.

       Merchants on Taobao Marketplace are primarily individuals and small businesses. The creation of storefronts and listings by merchants on Taobao Marketplace is free of charge. The escrow payment services provided by Alipay are free of charge to consumers and merchants unless payment is funded through a credit product such as a credit card, in which case Alipay charges a fee to the merchant based on the related bank fees charged to Alipay. Taobao Marketplace merchants can purchase P4P and display marketing services to direct traffic to their storefronts. In addition, merchants can acquire additional traffic from third-party marketing affiliates. Taobao Marketplace merchants can also pay for advanced storefront software that helps to upgrade, decorate and manage their online storefronts.

  Tmall

       Tmall caters to consumers looking for branded products and a premium shopping experience. A large number of international and Chinese brands and retailers have established storefronts on Tmall. According to iResearch, Tmall is the largest B2C platform in China in terms of GMV in 2016. It is positioned as a trusted platform for consumers to buy both homegrown and international branded products as well as products not available in traditional retail outlets.

       In 2009, Tmall pioneered November 11, known as "Singles Day" in China, as an annual promotional shopping day. Singles Day has become the most important shopping event in China and we believe it generated the highest one-day retail sales volume in the world: on November 11, 2016, our China and international retail marketplaces generated GMV of RMB120.7 billion (US$17.5 billion) settled through Alipay within a 24-hour period, reflecting the strength of our infrastructure and the scale of the entire Alibaba ecosystem.

       Tmall is the partner of choice for brands. Brands and retailers operate their own stores on the Tmall platform with unique brand identities and look and feel, accompanied by full control over their own branding and merchandising. Merchants on Tmall and Taobao Marketplace can customize their storefronts right down to the software code, without much constraint. As of March 31, 2017, there were over 100,000 brands on Tmall. Because of the presence of a large number of global brands and the stringent requirements for merchants to operate on Tmall, a presence on Tmall has become a validation of quality, allowing merchants to take advantage of our significant traffic to extend and build brand awareness and customer engagement. Major international brands that have physical operations in China, such as Apple, Zara, Bose, Estée Lauder, P&G and Unilever, are well represented on Tmall. And Tmall Global, an extension of Tmall, addresses the increasing demand from Chinese consumers for international products and brands that don't have presences in China.

       Brands and retailers turn to Tmall not only for its broad user base, but also for its services and tools for customer acquisition, retention and engagement and to enhance the efficiency of their operations. For example, Tmall provides one-stop branding and promotion services through different properties such as Juhuasuan. Juhuasuan is a sales and marketing platform for flash sales where Tmall and Taobao Marketplace merchants can acquire new customers and raise brand awareness through special discounts and promotional events.

       We also seek to build our mind-share among consumers to position Tmall as the premier shopping destination for everyday items, highlighting value and convenience. For example, through Tmall Supermarket, we offer consumers frequently purchased products, such as FMCG, in densely populated top-tier cities, where consumers can enjoy same-day delivery and next-day delivery coordinated through the warehouse and delivery partners of Cainiao Network. In consumer electronics, we have leveraged Singles Day to strengthen consumer recognition of Tmall's value proposition through exclusive promotions of high value items such as mobile phones, as well as high quality delivery, installation and after-sale services on home appliances, such as television sets, kitchen appliances, refrigerators and washing machines, through our partners Ri Ri Shun ( ), or RRS, and Suning.

       Merchants on Tmall pay commissions based on a pre-determined percentage of transaction value that varies by product category, typically ranging from 0.4% to 5.0%. Tmall merchants also pay an annual upfront service fee, up to 100% of which may be refunded depending on sales volume achieved by the merchant within each year. Like Taobao Marketplace merchants, Tmall merchants have access to P4P and display marketing services, third-party marketing affiliates and storefront software.

  Rural Taobao

       As of December 31, 2016, 590 million people in China resided in rural areas, according to the National Bureau of Statistics of China. Consumption in the rural areas is highly constrained by geographic and infrastructural limitations, as the cost of distribution to geographically dispersed and remote locations is prohibitively high. We aim to increase the level of consumption and commerce in rural China through our Rural Taobao program. We have established service centers in over 26,500 villages as of March 31, 2017, to give rural residents greater access to goods and services and the ability to sell what they make to the cities.

       Villagers can place orders at service centers, and the goods, such as consumer goods, electronic appliances and agricultural supplies, ordered online are delivered to county-level stations and then distributed by local couriers to service centers in the villages for pick up. Coordinated by Cainiao Network, almost all packages can be delivered from the county-level station to a village service center the next day.

       Our Rural Taobao program also helps rural Chinese villages to create a production economy by enabling rural residents and businesses to sell high quality agricultural products to urban consumers. For example, the Rural Taobao team worked together with local government, enterprises and kiwifruit farmers in Mei County, a county at the foot of Qinling Mountains in Shaanxi province, to upgrade the planting, sorting and storage standards and technology to produce high quality kiwifruits targeting urban consumers. As a result, more than 40 metric tons of kiwifruits were sold during a 3-day period in the 2017 Ali Chinese New Year Shopping Festival, helping the region establish its reputation for quality kiwifruits.

       Through our Rural Taobao program, we are pioneering a two-way distribution infrastructure to connect commerce between cities and rural areas in China. We believe Rural Taobao brings significant benefits to rural residents by improving their quality of life, and to brands and retailers who wish to extend their reach by accessing China's vast rural population.

  Commerce technologies and services

       We have made substantial investments to enable merchants and brands to operate at the next level of efficiency through our commerce technologies and services, including online software tools and a diverse array of essential services. We enable merchants and brands to acquire, retain and engage with consumers and operate more efficiently, which helps to enhance merchants and brands' loyalty to our platforms. These commerce technologies and services include two key components:

         Management Control Panels

         Core operations control panel.     We provide an integrated online control panel that allows merchants to conduct their core operations through a unified interface. Through this control panel, merchants can access online software tools and a wide range of services in product planning, marketing, fashion modeling and photography, supply chain management and fulfillment, among others.

         Merchants on our China retail marketplaces use this control panel to conduct day-to-day operations, such as managing their stores and product listings, fulfilling orders, managing their inventory and transactions, conducting sales and marketing activities, servicing their customers, interacting and collaborating with other businesses and seeking credit financing services provided by Ant Financial Services.

         Big data control panel.     We provide an integrated online control panel that allows merchants and brands to utilize big data to manage their customer relationships, formulate business strategies and manage their private data bank.

    •
    Customer relationship management.  We provide merchants the capability to tag and manage visitors to their online storefronts, fans who are following their stores, and loyal customers by attributes such as demographic characteristics and shopping preferences. This capability enables the store owners to analyze and test the effectiveness of campaigns and to provide a personalized storefront and shopping experience for each visitor.

    •
    Private data bank and business strategy center.  We offer a secured cloud data insight platform with a sophisticated private data bank and analytic services such as industry trend analysis, customer data aggregation, brand marketing and product cycle management services, to help merchants and brands formulate business strategies and make timely, informed decisions.

         Consumer Engagement Interfaces

         We provide a suite of tools that assist storefront owners on Taobao Marketplace and Tmall in managing their storefronts, free of charge. Advanced versions of our storefront management software with upgraded functionalities, such as dynamic data-enabled personalized interfaces, AI-assisted storefront design, and multi-media content support, are available for a subscription fee.

         In addition to managing storefronts and editing product listings, these tools also allow storefront owners to manage their content across every digital channel on our platforms to deliver a comprehensive consumer experience. These digital channels include product listing displays, instant messaging interfaces with customers and multi-media news feeds on the Taobao App and Tmall App which allow consumers to follow the latest news and videos posted by merchants and brands.

         The tools also allow storefront owners to plan, approve and implement sales and marketing activities on their storefronts to further engage consumers, such as offering limited time discounts or free gifts for certain customers, cross-selling related products and distributing coupons.

  Wholesale Commerce in China

  1688.com China domestic wholesale marketplace

       1688.com is our online wholesale marketplace that connects buyers and sellers in China who trade in general merchandise, apparel, electronics, raw materials, industrial components, and agricultural and chemical products, among others. A significant number of merchants on our China retail marketplaces source their inventory on 1688.com. Listing items on 1688.com is free. Sellers may purchase a China TrustPass membership for an annual subscription fee to host premium storefronts with access to data analytics applications and upgraded storefront management tools. Paying members may also pay for additional services, such as premium data analytics and online marketing services. As of March 31, 2017, 1688.com had over 961,000 paying members.

  Retail Commerce — Cross-border and Global

  AliExpress

       AliExpress is a global marketplace targeting consumers from around the world to buy directly from manufacturers and distributors in China. In addition to the global English-language site, AliExpress operates sixteen local language sites, including Russian, Spanish and French. Consumers can access the marketplace through its websites or the AliExpress App. Top consumer markets where AliExpress is popular are Russia, the United States, Brazil, Spain, France and the United Kingdom. In the twelve months ended March 31, 2017, AliExpress had approximately 60 million annual active buyers and generated GMV of US$10.1 billion.

       Merchants on AliExpress pay a commission, which is typically 5% to 8% of transaction value. We also generate revenue on AliExpress from merchants who participate in the third-party marketing affiliate program and those who purchase P4P marketing services. In the twelve months ended March 31, 2017, AliExpress generated US$7.2 billion of transaction value.

  Tmall Global

       Through Tmall Global, an extension of Tmall, we address the increasing Chinese consumer demand for international products and brands. Tmall Global is the premier platform for overseas brands and retailers to reach Chinese consumers, build brand awareness and gain valuable consumer insights in forming their overall China strategy, without the need for physical operations in China. For example, Costco, Macy's, Chemist Warehouse, Victoria's Secret, LG Household & Health Care and Matsumoto Kiyoshi have storefronts on Tmall Global.

  Lazada

       We acquired a controlling stake in Lazada, a leading operator of e-commerce platforms across Southeast Asia, in April 2016. Lazada operates e-commerce platforms in Indonesia, Malaysia, the Philippines, Singapore, Thailand and Vietnam, with local language websites and mobile apps in each of the six markets. Lazada offers third-party brands and merchants a marketplace solution with simple and direct access to consumers in these six countries through one retail channel as well as quick and reliable delivery. Lazada also sells products owned by its retail operations. In the twelve months ended March 31, 2017, Lazada had approximately 23 million annual active buyers.

  Other Initiatives

       In January 2017, we and the International Olympic Committee launched a historic long-term partnership through 2028. Joining The Olympic Partner (TOP) worldwide sponsorship program, Alibaba has become the official "E-Commerce Services" Partner and "Cloud Services" Partner. Alibaba's contributions to the Olympic Movement will include:

  •
  the creation of a global e-commerce platform for Olympic stakeholders to engage and connect with fans seeking official Olympic licensed products manufactured by the Olympic parties' official licensees, and selected sports products, on a worldwide basis;

  •
  leveraging Alibaba's leading digital media technologies and know-how to develop and customize the Olympic Channel for a Chinese audience; and

  •
  provision of cloud computing infrastructure and services.

  Wholesale Commerce — Cross-border and Global

  Alibaba.com global trade marketplace

       Alibaba.com is a leading wholesale marketplace for global trade. Sellers on Alibaba.com may pay for an annual Gold Supplier membership to host a premium storefront with product listings on the marketplace. Sellers may also purchase an upgraded membership package to receive value-added services such as upgraded storefront management tools and P4P marketing services. Buyers on Alibaba.com were located in over 200 countries and regions all over the world as of March 31, 2017. Buyers are typically trade agents, wholesalers, retailers, manufacturers and SMEs engaged in the import and export business. Alibaba.com also offers its members and other SMEs import/export supply chain services, including customs clearance, VAT refund, trade financing and logistics services. As of March 31, 2017 Alibaba.com had over 141,000 paying members.

Cloud Computing

       Alibaba Cloud is China's largest provider of public cloud services in 2016 by revenue, according to IDC. The technologies that power Alibaba Cloud grew out of our own need to operate the massive scale and complexity of our core commerce business. In 2009, we founded Alibaba Cloud to make these technologies available for third-party customers.

       Alibaba Cloud offers a complete suite of cloud services, including elastic computing, database, storage and content delivery network (CDN), large scale computing, security, management and application services, big data analytics and a machine learning platform. Products that differentiate Alibaba Cloud from our domestic peers include proprietary security and middleware products, large scale computing services and analytic capabilities provided by our big data platform. These products enable customers to build IT infrastructure quickly on-line without having to work on-premises.

       We offer our cloud computing services to all types of businesses, including merchants doing business on our marketplaces, start-ups, corporations and government organizations. We charge fees that are primarily based on time and usage. As of March 31, 2017, Alibaba Cloud had approximately 874,000 paying customers. Customers, including China Railway and Weibo, use our elastic computing services, security and AI capabilities for data storage, transmission and analysis. Customers, such as Sinopec and CITIC Group, also use our middleware services to upgrade their application infrastructures. Media and entertainment platforms, including China Central Television and Mango TV, use our content delivery networks for their live and on-demand video business. China Post and Ele.me use our big data solutions to improve efficiency. In 2016, we expanded our cloud computing services to Japan, Korea, Germany, the Middle East and Australia markets, to provide customers worldwide with greater access to our diverse offerings, including elastic computing, data storage and analytics services and cloud security services.

       As a major part of our partnership with the International Olympic Committee, Alibaba Cloud will provide cloud computing infrastructure and services, including big data analytics, to empower the Olympic Games to operate more efficiently, effectively and securely.

       Our cloud computing segment information is presented after elimination of inter-company transactions. See "Item 5. Operating and Financial Review and Prospects — A. Operating Results — Segment Information for Fiscal Years 2015, 2016 and 2017." Furthermore, in fiscal year 2017, cloud computing revenue from related parties only contributed 9% of our total cloud computing revenue.

Digital Media and Entertainment

       Leveraging our deep consumer insights to serve the broader interests of consumers, we have developed an emerging business in digital media and entertainment through (i) two key distribution platforms, Youku Tudou and UC Browser, and (ii) diverse content platforms that provide TV dramas, variety shows, news feeds, movies, music, sports and live events. In March 2017, our digital media and entertainment businesses had over 500 million mobile MAUs, including overseas users.

  Key Distribution Platforms

  Youku Tudou

       Youku Tudou, a leading multi-screen entertainment and media company in China, enables users to search, view and share high-quality video content quickly and easily across multiple devices. The Youku Tudou brand is among the most recognized online video brands in China.

  UC Browser

       UC Browser is one of the top three mobile browsers in the world and the number one mobile browser in India and Indonesia by page view market share as of May 2017, according to StatCounter.

  Key Content Platforms

       We offer a diverse range of digital media and entertainment content using a sustainable production and acquisition approach that includes self-produced content, jointly produced content and licensed content. First, we provide self-produced content, including both user-generated content, or UGC, and professionally-generated content, or PGC. We also jointly produce content through arrangements with studios and directors that commit them to produce and distribute some or all of their content exclusively for our platforms. Lastly, we also acquire rights to display content on our digital media and entertainment platforms pursuant to licensing agreements with rights holders.

  UC Headlines — News feeds

       UC Headlines is a consumer data-driven news feed platform that aims to provide users with quality targeted news information and participatory media content, such as blogs and community media, and provide marketers with targeted online marketing services. In March 2017, UC Headlines had over 200 million mobile MAUs, including overseas users.

  Shenma

       Shenma, UCWeb's mobile search business, is the second largest mobile search engine in China as of May 2017, according to StatCounter.

  Movies

       Alibaba Pictures, our equity method investee, is principally engaged in the operation of an Internet-powered integrated platform that spans entertainment content promotion and distribution, serving consumers, studios, and cinema operators. As of March 31, 2017, we hold an approximately 49.5% equity interest in Alibaba Pictures.

  Mobile app distribution

       We operate various mobile app distribution platforms for users to download and install Android-based and YunOS-based mobile apps, providing data-driven recommendation services and traffic to quality mobile apps.

  Other content platforms

       Our other digital media and entertainment offerings include music, games, sports, and literature platforms. Our music platforms provide music streaming services, online music publishing services and an online entertainment platform. Alibaba Games operates a game publishing platform for Android-based mobile games. Alibaba Sports offers content including sporting events and e-sports contests. Our mobile digital reading platform allows authors to publish their literary work to a wide audience.

Innovation Initiatives and Others

  YunOS

       YunOS is a cloud-based, data and service-oriented operating system for all kinds of smart devices. It is a highly scalable and compatible system that can be used on a wide range of IoT devices, including automobiles, mobile phones, TVs and set-top boxes. With advanced technologies and sophisticated features such as a system level H5/Web service, a dynamic linking service, a unified data platform, and a multi-level security framework, YunOS enables developers to deliver better scenario-driven Internet services and user experience to our customers. YunOS provides the connection between cloud-based applications and hardware devices, with a focus on the data needs of users.

  AutoNavi

       AutoNavi is a leading provider of digital map, navigation and real-time traffic information in China. Besides providing these services to end users directly, AutoNavi also operates a leading open platform in China that powers many major mobile apps in different industries such as food delivery, ride service, taxi-hailing and social networking with its location-based services. It also provides fundamental services to major platforms in our ecosystem including our China retail marketplaces, Cainiao Network and Alipay.

  DingTalk

       DingTalk is our proprietary enterprise communication and collaboration platform that enables text, photo, voice and video communication, workflow management and collaboration among team members and enterprises of various sizes. It also offers a low-cost and secured Internet telephone service. With a built-in enterprise directory, users can easily initiate text chats or voice and video conference calls as well as secured group chats with members of their organization. DingTalk unifies the critical tasks of communication and collaboration in the work place. For instance, DingTalk enables enterprises to conveniently record attendance in the workplace and at external meetings. In addition, as a fully integrated communications app, DingTalk supports HR, travel and expense approvals.

Branding and Monetization Platforms

  Uni Marketing for Brands

       We have developed a system that we call Uni Identity to track users across different properties and devices. For example, we are able to identify a user watching a Youku Tudou video on a PC as the same user shopping on our Taobao App. Our Uni Identity system takes disparate data and attributes the data to a single user, which enables us to provide marketers with valuable insights into user behavior and preferences. Uni Identity enables brands to interact with consumers in the right place at the right time with the right content.

       Drawing on Uni Identity and our big data capabilities, we have developed a Uni Marketing approach that empowers brands to build robust relationship with consumers throughout their lifecycles in our ecosystem. Our Uni Marketing methodology tracks brand-consumer relationships through each critical stage, from awareness to interest to purchase to loyalty. Consumer data is generated, aggregated, analyzed and reactivated in brands' individualized databases. This data guides brands and marketing agencies across each phase of the brand-consumer relationship, providing insights into strategy, communication planning and ad-serving. Our data-driven Uni Marketing approach effectively and efficiently promotes brand lift, sales generation and customer loyalty.

       Uni Marketing aims to capture consumer brand building touch points across internet media, including our marketplaces, Youku Tudou, UC Web, strategic partners in our ecosystem such as Weibo, as well as other major third-party internet properties in China. We intend to become the key destination for brand building by creating an open, inclusive and transparent platform where brands and marketing agencies are able to design, execute, track and optimize their brand building activities using our data and tools.

  Alimama

       Alimama is our marketing technology platform that provides the publisher-side serving and demand-side functionalities for merchants and brands to place various marketing formats on our marketplaces and other third-party properties. The platform supports P4P marketing based on keyword search rankings or display marketing in fixed positions that are bid on through auctions, as well as cost per thousand impression (CPM)-based, time-based marketing formats, or individual campaigns at fixed cost, through the display of photos, graphics and videos.

       The ranking of P4P search results on our core commerce platforms is based upon proprietary algorithms that take into account the bid price of keywords, the popularity of an item or merchant, customer feedback ranking of merchants and quality of product displays. For display marketing, the Alimama platform serves marketing messages based on data from our ecosystem, including transactions on our core commerce platforms, payment data from Ant Financial Services, logistics data from Cainiao Network, user navigation and behavioral data from our core commerce platforms and media and entertainment properties, as well as demographic and location-based data. The relevance and comprehensiveness of data based on commercial activities and user activities around our ecosystem provide a powerful and unique advantage for Alimama to target the most relevant information to the most relevant users.

       The Alimama technology platform supports marketing delivered through personal computers and mobile devices. Under Alimama's bidding system, marketers may set a higher or lower bid price for mobile marketing than the bid price for marketing on personal computers. Alimama also has an affiliate marketing program to place marketing displays on third-party websites and mobile apps, thereby enabling marketers, if they so choose, to extend their marketing and promotional reach to properties and users beyond our own marketplaces. We believe we have the largest online marketing affiliate network in China in terms of revenue shared with third-party website properties and mobile apps. Our affiliate marketing program not only provides additional traffic to our core commerce platforms, but also generates revenue to us. Under the Taobaoke program, merchants on Taobao Marketplace and Tmall can generate additional traffic and transactions from third-party websites and mobile apps, and the marketers pay commissions based on a percentage of transaction value sourced from these third-party marketing affiliates. We share a significant portion of that commission with our third-party affiliate marketing partners.

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

  UCWeb Mobile Marketing System

       Our mobile search engine, Shenma ( ), monetizes through a keyword bidding system that enables marketers to reach users who search for information related to their products or services. We engage third-party distributors to sell some of our mobile marketing services to marketers. UC Browser monetizes primarily through time-based display marketing where marketers place icons that link to their web pages or apps in UC Browser. Its news feeds feature UC Headlines enables marketers to place marketing messages in news feeds on cost-per-click (CPC) basis or impressions on time basis. Our mobile marketing platform enables marketers to launch targeted marketing for apps, games, web pages and services on mobile media including UC Browser, UC Headlines and third-party media partners, leveraging our deep consumer insights.

  Youku Tudou Advertising System

       Youku Tudou monetizes primarily through brand advertising. Its online advertising services include in-video, display, sponsorship and other forms of advertisements. In-video advertisements appear at certain times during the playback of a video. These video advertisements can be pre-roll, post-roll, mid-roll or static advertisements. Display advertisements can be delivered alongside a video and may take the form of graphical banners or text hyperlinks. Other forms of advertisements include product placements in the web video series produced in-house, sponsored live events or viral videos produced in-house. Youku Tudou's advertising solutions present brand advertisers with attractive opportunities to combine the visual impact and engagement of traditional television-like multimedia formats with the interactivity and precise targeting capabilities of the Internet.

Other Major Elements of our Ecosystem

Logistics — Cainiao Network

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

       Cainiao Network provides two major types of services — delivery data and technology solutions and domestic fulfilment solutions.

  •
  Delivery data and technology solutions are value-added services that link merchants to logistics service providers and to consumers, provide real-time order tracking information and enhance logistics efficiency. Merchants select the services of particular logistics service providers that rely on Cainiao Network's proprietary data platform for accuracy of delivery information and optimization of delivery routes. Under the delivery data and technology solutions model, merchants assume the responsibility for order fulfillment out of their warehouses (usually one centralized location per merchant), and they pay for express courier companies to pick up, transport and sort packages and make last-mile deliveries to the end consumers nationwide. This model does not require Cainiao Network to invest in capital intensive warehouses, transport or last-mile assets. Currently the vast majority of packages from our China retail marketplaces are fulfilled and delivered under this model.

  Through its platform approach, Cainiao Network integrates the resources of logistics service providers to build out the logistics ecosystem. As of March 31, 2017, Cainiao Network's fifteen strategic express courier partners employed over 1,800,000 delivery personnel in more than 600 cities and 31 provinces in China, according to data provided by them. Collectively they operated more than 180,000 hubs and sorting stations.

    The top six of these express courier partners handled the delivery of the majority of packages from our China retail marketplaces in the twelve months ended March 31, 2017. We believe that orders from transactions generated on our marketplaces represented a significant portion of these express courier partners' total delivery volumes in the twelve months ended March 31, 2017. Cainiao Network is still in an early stage of development. It has yet to monetize the majority of the value-added services it provides under the delivery data and technology solutions model.

  •
  Domestic Fulfilment Solutions are services offered to merchants, especially medium to large merchants, who require a nationwide warehousing network and supply chain management services for optimized inventory placement at multiple locations and package delivery to end consumers in a more efficient and timely manner. Cainiao Network assumes responsibility of order fulfilment and package delivery to the end consumers, for which it charges a fee. Cainiao Network collaborates with in-warehouse operation providers and uses a combination of owned and partner warehouses to fulfill orders. Cainiao Network then coordinates with line-haul and last-mile delivery service providers to complete the package delivery. To provide a high quality solution, Cainiao Network oversees the entire logistics process and promotes standardization on efficiency metrics. As of March 31, 2017, Cainiao Network's same-day or next-day delivery services covered a total of 1,029 districts and counties, more than doubled compared with the coverage as of March 31, 2016. During the process, logistics partners' capabilities are also improved and upgraded through technology and data insights provided by Cainiao Network.

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

    •
    Consumer electronics.  In connection with our agreement to invest in Suning, one of the largest electronics retail chains in China with over 1,500 stores and over 5.8 million sq.m. of logistics warehouse and ancillary facility space as of December 31, 2016, we and Cainiao Network are cooperating with Suning to leverage their retail and logistics assets relating to warehousing and delivery capabilities, and after-sale servicing and returns of electronics products.

    •
    Tmall Supermarket.  Tmall operates a popular supermarket category that generates high frequency purchases and builds consumer mindshare for high quality fresh produce, food and FMCG products. To fulfill the logistics demand, Cainiao Network partners with specialized players in the fresh produce supply chain, cold chain transport, warehouse operations and last-mile delivery services.

       As extensions of the two major types of services mentioned above, Cainiao Network also provides the following services to merchants and consumers on our international and China retail marketplaces, through collaboration with specialized logistics service providers:

  •
  Cross-border.  Cainiao Network provides import and export logistics services to merchants on Tmall Global, our premier platform for overseas brands and retailers, and AliExpress, our global consumer marketplace, respectively.

  •
  Rural and Urban Last Mile.  In order to enhance consumer experience and improve efficiency in last-mile delivery in both rural and urban areas, Cainiao Network has also developed technological solutions and operational standards for these settings. In rural areas, Cainiao Network coordinates the delivery from county level Rural Taobao stations to villages. In urban areas, Cainiao Network provides smart pick-up stations around urban communities and on college campuses as an alternative to delivery to end consumers' doorsteps.

       During the twelve months ended March 31, 2017, Cainiao Network and its logistics partners enabled the delivery of 16.6 billion packages from our China retail marketplaces. Currently, Cainiao Network primarily derives its revenue from domestic fulfillment solutions and generates a significant portion of its revenue from providing these services to Tmall Supermarket.

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

  Recent Financing of Cainiao Network

       Cainiao Network completed a round of equity financing of approximately RMB10 billion in March 2016. Existing shareholders and new investors, including major sovereign wealth funds and private equity funds, participated in the financing. We subscribed for Cainiao Network's shares on an approximately pro rata basis. As of March 31, 2017, we own an approximately 47% equity interest in Cainiao Network.

Financial Services — Ant Financial Services

       Ant Financial Services provides digital payment services and other financial and value-added services to consumers and SMEs in China and across the world, such as payment, wealth management, lending, insurance and credit system. Ant Financial Services leverages its customer insights and technologies to help financial institutions, ISVs and other partners on its platform to enhance experience of their users and improve their risk management capabilities. During the twelve months ended March 31, 2017, Ant Financial Services, together with Paytm and Ascend Money, served over 630 million annual active users globally.

       Alipay, a wholly owned subsidiary of Ant Financial Services, provides payment and escrow services for transactions on Taobao Marketplace, Tmall, 1688.com, AliExpress and certain of our other platforms. Alipay is the principal means by which consumers pay for their purchases on our China retail marketplaces. Except for transactions paid with credit products such as credit cards, where Alipay charges the merchant, neither we nor Alipay charge any payment fees to merchants doing business on our platforms. Instead, we pay Alipay a fee for the payment and escrow services it provides on our marketplaces pursuant to a commercial agreement with Ant Financial Services and Alipay.

       Ant Financial Services and its partners also provide wealth management, lending, insurance, credit system and other services to merchants and consumers in our ecosystem, such as working capital loans to SMEs, consumer loans and logistics cost insurance for goods returned.

       For additional details on our commercial relationship with Ant Financial Services and Alipay, see "Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions Agreements and Transactions Related to Ant Financial Services and its Subsidiaries."

Local Services

       Through investee companies, we are engaged in the online-to-offline, or O2O, local services business involving restaurants, food delivery and movie ticketing, among others.

  Koubei Local Services Guide

       In 2015, we and Ant Financial Services set up the joint venture Koubei, one of the leading local services guide businesses in China. Koubei operates O2O services in conjunction with Alipay by generating demand to local establishments such as restaurants, supermarkets, convenience stores and other offline lifestyle establishments by offering consumers a "closed loop" experience, from acquiring information on mobile to finding the store to claiming discounts to payment. For the three months ended March 31, 2017, Koubei generated RMB74.7 billion (US$10.9 billion) in GMV settled through Alipay with merchants.

       In January 2017, Koubei completed a US$1.1 billion equity financing led by Silver Lake, CDH Investments, Yunfeng Capital and Primavera Capital. This transaction provides Koubei with a strong capital base to execute its aggressive growth strategy.

  Ele.Me Food Delivery

       In March 2016, we jointly invested with Ant Financial Services in Ele.me ( ), a leading food delivery company in China. Consumers using the company's food delivery app can order meals, snacks and beverages on a mobile device. Through a delivery network of employed and outsourced personnel, the company's service covered over 1,500 districts and counties in China as of March 31, 2017. Under a cooperation agreement, Ele.me fulfills food orders generated from the Taobao App and Alipay App.

  Movie Ticketing

       Alibaba Pictures, our equity investee and the flagship unit of our movie business, operates the second largest online movie ticketing platform in China in terms of mobile MAUs in March 2017, according to QuestMobile.

Customer Service for China Retail Marketplaces

       Merchants on our platforms serve their customers with commerce technologies and services we provide. In addition, our customer service representatives serve consumers and merchants on our marketplaces through telephone hotlines, real-time instant messaging and online inquiry systems. Our dispute resolution system's adjudication panel of experienced consumers and merchants provides an easy way for consumers and merchants to resolve their disputes, while other more complicated disputes are referred to our customer service representatives. In the twelve months ended March 31, 2017, we received dispute cases representing approximately 0.03% of orders placed on our China retail marketplaces.

       With certain exceptions, consumers on our China retail marketplaces may return the purchased goods within seven days from their receipt. Alipay's payment escrow services ensure efficient refunds. In addition, for qualified consumers with good credit history, we may accelerate refund procedure by making the refund payment directly to the buyer upon the buyer's refund application and providing of proof of shipment for the return goods.

Consumer Protection

       We believe every consumer has the right to protection from false and misleading claims and harmful products. We encourage our merchants to make product quality a priority and have set up various programs to this end. All Tmall merchants are required to contribute to and maintain a consumer protection fund for the benefit of consumers. Consumer protection fund deposit requirements vary by product category and typically range from RMB10,000 to RMB500,000 per storefront. For Tmall Global merchants, the consumer protection fund deposit requirement typically ranges from RMB150,000 to RMB300,000 for standard storefronts. The majority of Taobao Marketplace merchants maintain individual consumer protection funds with minimum amounts ranging from RMB1,000 to RMB50,000. All Tmall and Taobao Marketplace merchants are required to sign agreements with us authorizing us to make deductions from their Alipay accounts in the event of confirmed consumer claims. Merchants who have failed to maintain a minimum amount in their consumer protection funds are blocked from showing product listings in our search results.

       The consumer protection fund amounts are displayed on each merchant's information page. As of March 31, 2017, consumer protection funds deposited in the Alipay accounts of merchants on our China retail marketplaces in aggregate totaled over RMB18 billion. Many merchants on Tmall and Taobao Marketplace provide a larger deposit than required and make additional service commitments, such as expedited shipment, free maintenance for electronics and installation services for furniture purchases, to demonstrate to their customers their confidence in the quality of their services and products. If the amount in a merchant's consumer protection fund is insufficient, we may still choose to compensate consumers ourselves for any losses, although we are not legally obligated to do so. In addition, Alipay's escrow payment services offer consumers further protection by applying a risk-adjusted payment release schedule to merchants based on merchants' historical track records including service level, product quality and dispute rate.

Transaction Platform Safety Programs

       Preserving the integrity of our marketplaces is a top priority for us. We are committed to protecting intellectual property rights and eradicating counterfeit merchandise and fictitious activities. Infringement of intellectual property, both online and offline, are industry-wide issues affecting brands and merchants globally. We work on these issues with rights holders, trade associations and governments around the world. As of March 31, 2017, more than 100,000 brands operate on our marketplaces, a demonstration of the trust they place in the integrity of our marketplaces.

Product Authenticity

       We are committed to offering authentic, high quality products across our platforms, including high quality overseas products on Tmall Global, grocery and FMCG products on Tmall Supermarket, and high quality pharmaceuticals on Tmall. Together with our focus on providing authentic products across our platforms, we are also fully committed to working with brands, rights holders and law enforcement authorities to monitor product authenticity and protect intellectual property both online and offline. We have called for collective efforts in the fight against counterfeiting that include stronger law enforcement measures and harsher penalties for those found to be engaged in criminal activity. In addition, we also initiate civil actions against counterfeiters.

       Our product authenticity initiatives have produced effective results. As part of our commitment to allow only authentic product listings on our platforms, we employ big data and technology to proactively identify and shut down storefronts selling infringing products and remove suspect product listings. These efforts resulted in our removal of approximately 29 times more product listings than were requested by intellectual property rights holders during the twelve months ended March 31, 2017. Our offline product authenticity initiatives also have borne tangible results as we have provided law enforcement authorities with evidence to successfully track down and arrest violators of intellectual property rights in a number of instances.

       We implement the following measures to monitor the authenticity of products offered on our platforms and fight illicit goods together with brands and law enforcement agencies:

  •
  Notice and take down system.  In order to safeguard our platforms and promote product authenticity we operate a rigorous notice-and-takedown system that allows rights holders to request the removal of potentially infringing listings from our platforms. We offer qualified rights holders a good-faith takedown program pursuant to which we process infringement takedown requests on a "good-faith" basis by expediting claims and simplifying the notification procedure. We collaborate with rights holders in proactively identifying suspicious listings, giving them an opportunity to review these listings and submit takedown requests.

  •
  Proactive monitoring (scanning and detection) powered by big data.  As part of our commitment to allow only authentic product listings on our platforms, we utilize our proprietary algorithms to proactively detect the presence of suspicious goods. As of March 2017, our algorithms had the capacity to process 100 million pieces of data per second, which enables us to conduct proactive scans on more than 10 million product listings a day. We also have developed the capability to perform real-time scanning of suspicious product specifications during a merchant's listing creation process, enabling us to stop merchants from uploading infringing content. We employ Optical Character Recognition (OCR) technology to conduct text and logo detection on images used in product listings in order to ensure that the products offered are authentic. Our detection technology is capable of constantly improving through machine learning. Our ability to quickly and efficiently monitor and remove problematic products enhances as more and more brands and rights holders contribute information about their intellectual property to our systems. We collaborate with rights holders in this manner to protect their intellectual property.

  •
  Offline enforcement.  We work closely with brands and law enforcement authorities to assist in their offline investigations against counterfeiting. With insights drawn from our data analytics, we help law enforcement authorities to identify manufacturers and dealers of suspicious goods so they can be brought to justice.

       We are committed to promoting authentic goods on our platforms in order to create a safe and healthy environment for commerce.

  Alibaba Anti-Counterfeiting Alliance (AACA)

       In January 2017, we announced the establishment of the AACA together with major international brands, such as Louis Vuitton, Swarovski, and Dulux. The AACA is committed to using big data and technology to combat intellectual property infringement more effectively, efficiently and transparently.

       In April 2017, we and 30 leading global brands came together as members of the AACA for a series of meetings and constructive dialogue focused on combatting intellectual property infringement through big data and technology. With the support of big data and technology, the AACA helps rights holders, e-commerce platforms and law enforcement agencies work together on fighting intellectual property infringement both online and offline. The AACA believes all parties must work together in a collaborative fashion with increased communication and exchange of information to halt the production of infringing goods.

       We are committed to supporting this industry-wide AACA effort through our big data and technology capabilities, and promoting ongoing industry cooperation for the establishment of a healthy and safe environment for commerce.

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

  •
  maintaining a "blacklist" of merchants who have previously been involved in fictitious transactions; and

  •
  collaborating with participants in our ecosystem such as Alipay and Cainiao Network as well as industry partners and law enforcement authorities on Internet security.

Penalties

       We aim to protect consumers by excluding suspicious merchandise and fictitious transactions from the ranking system, credit system and transaction volume statistics. When these activities are confirmed, we penalize the parties involved through a number of means including: closing down storefronts, permanently banning merchants from opening any accounts on our platforms, limiting merchants' ability to add listings, imposing restrictions on participation in promotional activities on our marketplaces, and placing merchants' product listings at the bottom in search ranking results.

Our Technology

       Technology is key to our success in achieving efficiency for our business, improving the user experience, and enabling innovation. Our unrivaled proprietary technology supports peak order volumes of up to hundreds of thousands per second, delivers tens of billions of online marketing impressions per day, and enables millions of merchants and other businesses to conduct their operations efficiently and effectively. The uniqueness of our technology lies in the unparalleled large-scale application environment due to the scale of our businesses. By constantly applying our technology across our businesses, we generate knowledge and innovations that drive improvements and further technological development.

       As of March 31, 2017, we employed a team of over 22,000 research and development personnel. Our research and development personnel play key roles in various international standardization organizations in areas such as security, e-commerce and IoT. In addition, we are also active in open source communities and have contributed over 100 open source software projects.

       Key components of our technology include those described below:

Technology Infrastructure

       Our data centers utilize leading technologies in distributed structure, natural cooling, distributed power technology, high-density liquid cooling and intelligent monitoring, and we believe we operate at the lowest power usage effectiveness, or PUE, ratio worldwide. The multi-region availability of our transaction system data centers provides scalable and stable redundancy.

Cloud Operating Systems

       Our cloud computing operating system, called Apsara, is a proprietary general purpose distributed computing operating system that provides Alibaba Cloud customers with enhanced computing power to support their business growth in the data technology, or DT, era. We have also developed YunOS, a cloud-based, data and service-oriented operating system for all kinds of smart devices. YunOS is a highly scalable and compatible system that can be used on a wide range of IoT devices, including automobiles, mobile phones, TVs and set-top boxes.

Big Data Analytics Platform

       We have developed a distributed data analytics platform that can efficiently handle complex computing tasks of hundreds of millions of data dimensions, providing deep data insights to our businesses and our cloud computing customers. Our big data analytics platform includes MaxCompute, an offline data storage and computing platform, StreamCompute, a real-time data storage and computing platform, and OneData, a data integration and management system.

Artificial Intelligence

       With access to a massive amount of data and our involvement in diverse businesses involving a rich variety of consumer experiences, we believe we are in a unique position to develop the large-scale commercial use of AI. To date, we have applied various AI technologies across our commerce platforms to enhance consumer experience, such as personalized search results and shopping recommendations empowered by deep learning and data analytics, speech recognition and image analysis technology adopted in search functions, as well as intelligent customer service.

Machine Learning

       We are one of the few companies in the world with a proprietary, distributed deep learning platform. Deep learning capabilities accelerate our innovations in areas such as image and video recognition, speech recognition, text and voice interaction and machine translation.

Virtual Reality and Augmented Reality

       We showcased our Buy+ virtual reality, or VR, shopping experience during Singles Day 2016, demonstrating the potential to change the way people shop and how merchants and brands can reach consumers without physical stores. Consumers can enjoy an interactive shopping experience and complete transactions using VR devices.

       We also launched Tmall AR-GO for home furnishings, which allows consumers to use mobile devices to view nearly true-to-life images of how furniture will fit in their homes. Applying the latest technology, Tmall AR-GO utilizes motion tracking, combined with life-like rendering effects and optimized 3D engines.

Security

       We have established a comprehensive security infrastructure, supported by our network situational awareness and risk management system, that spans from the individual end users across our entire network, covering our systems, apps, data and services. Our back-end security system handles hundreds of millions of instances of malicious attacks each day to safeguard the security of our e-commerce and cloud platforms.

Sales and Marketing

       As Taobao Marketplace is China's largest mobile commerce destination, we enjoy significant organic traffic through word-of-mouth and general awareness of our brand and platforms. Although we employ a variety of methods to promote our platforms, we believe word-of-mouth, and the reputation and ubiquitous awareness of our brand and platforms in China and, increasingly, abroad, provide us with the best and most cost-efficient marketing channel. Further, the large number of consumers on our marketplaces attracts a large number of merchants who become customers for our online marketing services. As a result, we do not rely on a large sales force for our China retail marketplaces.

Corporate Social Responsibility

       We believe the best approach to corporate social responsibility is through embedding elements of social responsibility in our business model. Since our founding, we have been highly committed to sustainable corporate responsibility projects, both through charitable endeavors and by extending the benefits of our ecosystem to the community at large.

       Our major achievements and initiatives in the areas of corporate social responsibility include those described below:

Creating Job Opportunities

       The breadth of our ecosystem and the range of different types of service providers needed within it create employment opportunities. In addition to providing direct business opportunities for merchants, our ecosystem has created new opportunities for service providers in logistics, marketing, consulting, operations outsourcing, training and other online and mobile commerce professions. According to AliResearch, our research division, as of December 2016, it is estimated that our China retail marketplaces contributed to the creation of over 33 million direct and indirect job opportunities in China, including people working directly for online storefronts, service providers to merchants and other businesses across the value chain.

       With the power of the Internet, our platforms have leveled the playing fields for businesses in many aspects, helping to foster an inclusive economy for everyone to thrive and prosper. In fiscal year 2017, approximately half of the annual active sellers on our China retail marketplaces were female. In calendar year 2016, our China retail marketplaces supported the livelihoods of approximately 160,000 disabled sellers.

Supporting Rural Development in China

       As we expand to rural areas in China and provide access to the urban consumer market, we have created opportunities for people living in rural areas to elevate their standard of living. Our Rural Taobao program gives rural residents greater access to goods and services as well as the ability to sell what they produce to the cities. In addition, communities of rural online entrepreneurs in impoverished areas have opened storefronts on our China retail marketplaces to effectively elevate their income levels. As of December 2016, AliResearch, our research division, has identified over 1,000 of these rural e-tailer villages, over 200 of which were in state- and province-designated impoverished counties.

Charitable Donation and Participation

       Since 2010, we have earmarked 0.3% of our annual revenue to fund efforts designed to encourage environmental awareness and conservation as well as other corporate social responsibility initiatives. In 2011, we established the Alibaba Foundation, a private charity fund that focuses on supporting environmental protection in China and helping the disadvantaged, such as children born with heart defects in underdeveloped areas of China. In fiscal year 2017, we and the Alibaba Foundation made over RMB110 million (US$16 million) in donations to support more than 80 domestic and overseas charitable projects, including those hosted by the National Geographic Air and Water Conservation Fund, the Paulson Institute and the Institute of Public and Environmental Affairs. We have also leveraged our platforms to enable other charitable organizations to raise over RMB235 million (US$34 million) in donations in fiscal year 2017, which benefited over two million disadvantaged people.

       Since September 2015, we have encouraged our employees to perform a minimum of three hours of service activities every year. In fiscal year 2017, this program saw over 140,000 hours of social service activities performed by our employees. In addition, we recognize the immense influence of our ecosystem and leverage it to extend the reach of our charitable work. In fiscal year 2017, our platforms facilitated approximately 4.7 billion charitable participations involving over 300 million consumers and over 1.7 million merchants. We encourage our merchants, consumers and other ecosystem participants to participate in socially responsible activities. For example, charitable organizations can set up storefronts on our marketplaces to raise funds and engage with volunteers. Merchants can designate a percentage of the sales proceeds generated on our platforms to go to charitable organizations. Consumers can contribute to charitable causes by purchasing these products or participating in charity auctions hosted on our platforms.

Selected Efforts to Address Social Problems

       In running our day-to-day business, we are at the forefront in witnessing and understanding the social problems in China. We are committed to establishing a unique charitable ecosystem that focuses on innovation and scalability. We support and promote a number of charitable and socially responsible initiatives and programs in ways that we believe are in alignment with our core values and our mission. In 2016, the Research Center for Corporate Social Responsibility of the Chinese Academy of Social Sciences named us one of the top 10 charitable enterprises in China and the top charitable private enterprise in China. In the same year, we were also among the first group of Internet platforms recognized for charitable donations by the Ministry of Civil Affairs of the People's Republic of China.

       We believe corporate philanthropy should not be limited to charitable giving. With a view toward long-term, sustainable philanthropy, we take the approach of developing commercially viable charity projects that are ingrained in products across a wide range of businesses in our ecosystem. In fiscal year 2017, we promoted 23 philanthropic products including:

  •
  the "Reunion" platform that connects our mobile apps and those of our partners to help locate missing children across China; from the implementation of the platform in mid-2016 to the end of 2016, law enforcement authorities successfully located 611 missing children based on 648 alerts broadcasted to the ecosystem of mobile users, a 94% success rate;

  •
  an anti-scamming app jointly developed with the PRC Ministry of Public Security that helps the public to report and identify scam calls and text messages;

  •
  barrier-free features of the Tmall App that enhance user experience for people with vision disabilities;

  •
  providing subsidized cloud computing services to charitable organizations; and

  •
  a new feature in the Cainiao Network App that allows users to send clothes and books for donation.

Competition

       We face competition principally from established Chinese Internet companies, such as Tencent, Baidu and their respective affiliates, as well as from certain offline retailers and e-commerce players, including those that specialize in a limited number of product categories, such as FMCG, global or regional cloud computing service providers and digital media and entertainment providers. These competitors generate significant traffic and have established brand recognition, significant technological capabilities and significant financial resources. The areas in which we compete primarily include:

  •
  Consumers — We compete to attract, engage and retain consumers based on the variety and value of products and services listed on our marketplaces, the engagement of digital media and entertainment content available on our platforms, the overall user experience of our products and services and the effectiveness of our consumer protection measures.

  •
  Merchants and Brands — We compete to attract and retain merchants based on the size and the engagement of consumers on our platforms and the effectiveness of our products and services to help them build brand awareness and engagement, acquire and retain customers, complete transactions, expand service capabilities, protect intellectual property rights and enhance operating efficiency.

  •
  Marketers — We compete to attract and retain marketers, publishers and demand side platforms operated by agencies based on the reach and engagement of our properties, the depth of our consumer data insights and the effectiveness of our branding and marketing solutions.

  •
  Talent — We compete for motivated and capable talent, including engineers and product developers to build compelling apps, tools and functions for all participants in our ecosystem.

       We also face competition from major global Internet companies, including e-commerce companies around the world. Although foreign e-commerce companies currently have a limited presence in China, we face significant competition from them in the areas of cross-border commerce.

       As we acquire new businesses and expand into new industries and sectors, we face competition from major players in these and other industries and sectors. In addition, as we expand our businesses and operations into an increasing number of international markets, including markets in which we have limited or no experience and in which we may be less well-known, such as Southeast Asia, India and Russia, we increasingly face competition from domestic and international players operating in these markets. See "Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Industry — If we are unable to compete effectively, our business, financial condition and results of operations would be materially and adversely affected."

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

Regulation

       We operate in an increasingly complex legal and regulatory environment. We and our key service provider, Ant Financial Services, are subject to a variety of PRC and foreign laws, rules and regulations across a number of aspects of our business. This section summarizes the principal PRC laws, rules and regulations relevant to our business and operations. Areas in which we are subject to laws, rules and regulations outside of the PRC include data protection and privacy, consumer protection, content regulation, intellectual property, competition, cross-border trade, taxation, anti-money laundering and anti-corruption. We may also face protectionist policies and regulatory scrutiny on national security grounds in foreign countries in which we conduct business or investment activities. See "Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Industry — We and Ant Financial Services are subject to a broad range of laws and regulations, and future laws and regulations may impose additional requirements and other obligations on our business or otherwise that could materially and adversely affect our business, financial condition and results of operations."

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

       In January 2015, the MOFCOM published a discussion draft of the proposed Foreign Investment Law, which embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. The MOFCOM has completed the solicitation of comments on this discussion draft, but substantial uncertainties exist with respect to its enactment timetable, the final version, interpretation and implementation. For more details, see "Item 3. Key Information — Risks Related to our Corporate Structure — Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of draft PRC Foreign Investment Law."

       In addition, on January 12, 2017, the State Council issued the Notice on Several Measures for Expansion of Opening-up Policy and Active Use of Foreign Capital, or the Notice No. 5, which purports to relax restrictions on foreign investment in sectors including service, manufacturing and mining. Specifically, the Notice No. 5 proposes to gradually open up telecommunication, Internet, culture, education and transportation industries to foreign investors. However, there are still substantial uncertainties with respect to the implementing rules and regulations of Notice No. 5.

Regulation of Telecommunications and Internet Information Services

  Regulation of Telecommunication Services

       Under the Telecommunications Regulations of the PRC, or the Telecommunications Regulations, promulgated on September 25, 2000 by the State Council of the PRC and most recently amended in February 2016, a telecommunication service provider in China must obtain an operating license from the MIIT, or its provincial counterparts. The Telecommunications Regulations categorize all telecommunication services in China as either basic telecommunications services or value-added telecommunications services. Our online and mobile commerce businesses, as well as Youku Tudou's online video businesses, are classified as value-added telecommunications services.

       Foreign investment in telecommunications businesses is governed by the State Council's Administrative Rules for Foreign Investments in Telecommunications Enterprises, or the Foreign Investment Telecommunications Rules, issued by the State Council on December 11, 2001 and most recently amended in February 2016, under which a foreign investor's beneficial equity ownership in an entity providing value-added telecommunications services in China is not permitted to exceed 50%. In addition, for a foreign investor to acquire any equity interest in a business providing value-added telecommunications services in China, it must demonstrate a positive track record and experience in providing these services. However, according to the Notice on Lifting the Restriction to Foreign Shareholding Percentage in Online Data Processing and Transaction Processing Business (Operational E-commerce) promulgated by the MIIT on June 19, 2015, foreign investors are allowed to hold up to 100% of all equity interest in the online data processing and transaction processing business (operational e-commerce) in China, while other requirements provided by the Foreign Investment Telecommunications Rules shall still apply. It is unclear how this notice will be implemented and there exist high uncertainties with respect to its interpretation and implementation by authorities. The MIIT's Notice Regarding Strengthening Administration of Foreign Investment in Operating Value-Added Telecommunication Businesses, or the MIIT Notice, issued on July 13, 2006 prohibits holders of these services licenses from leasing, transferring or selling their licenses in any form, or providing any resource, sites or facilities, to any foreign investors intending to conduct this type of businesses in China.

       In addition to restricting dealings with foreign investors, the MIIT Notice contains a number of detailed requirements applicable to holders of value-added telecommunications services licenses, including that license holders or their shareholders must directly own the domain names and trademarks used in their daily operations and each license holder must possess the necessary facilities for its approved business operations and maintain its facilities in the regions covered by its license, including maintaining its network and providing Internet security in accordance with the relevant regulatory standards. The MIIT or its provincial counterparts have the power to require corrective actions after they discover any non-compliance by license holders, and where license holders fail to take those steps, the MIIT or its provincial counterparts have the power to revoke the value-added telecommunications services licenses.

       On December 28, 2016, the MIIT promulgated the Notice on Regulating Telecommunication Services Agreement Matters, or the Telecommunication Services Agreement Notice, which came into effect on February 1, 2017. According to the Telecommunication Services Agreement Notice, telecommunication service providers must require their users to present valid identification certificates and verify the users' identification information before provision of services. Telecommunication service providers are not permitted to provide services to users with unverifiable identity or who decline identity verification.

  Regulation of Internet Information Services

       As a subsector of the telecommunications industry, Internet information services are regulated by the Administrative Measures on Internet Information Services, or the ICP Measures, promulgated on September 25, 2000 by the State Council and amended on January 8, 2011. "Internet information services" are defined as services that provide information to online users through the Internet. Internet information service providers, also called Internet content providers, or ICPs, that provide commercial services are required to obtain an operating license from the MIIT or its provincial counterpart.

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

  •
  the Regulations on Internet Information Search Services (2016); and

  •
  the Interim Measures for Administration of Internet Advertising (2016).

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

       On June 25, 2016, the Cyberspace Administration promulgated the Administrative Regulations on Internet Information Search Services, or the Internet Search Regulations, which came into effect on August 1, 2016. According to the Internet Search Regulations, Internet search service providers must verify paid-search service customers' qualifications, limit the ratio of paid-search results on each webpage, and clearly distinguish paid-search results from natural search results.

       The Internet Advertising Measures, which were promulgated by the SAIC on July 4, 2016 and came into effect on September 1, 2016, define Internet advertising as any commercial advertising that directly or indirectly promotes goods or services through websites, webpages, Internet applications and other Internet media in the forms of words, picture, audio, video or others, including promotion through emails, texts, images, video with embedded links and paid-for search results. The Internet Advertising Measures set out, among other things, the following requirements for Internet advertising activities:

  •
  online advertisements for prescription medicine or tobacco are not allowed, while advertisements for special commodities or services such as medical treatment, pharmaceuticals, food for special medical purposes, medical instruments, agrochemicals, veterinary medicine and other health foods must be reviewed by competent authorities before online publication;

  •
  Internet advertisements must be visibly marked as "advertisement," while paid-search results must be obviously distinguished from natural search results; and

  •
  Internet advertisements must not affect users' normal use of the Internet; "pop-up ads" must be clearly marked with a "close" sign and be closable with one click; and no deceptive means may be used to lure users into clicking on advertisements.

       According to the Internet Advertising Measures, Internet information service providers must prevent those advertisements they know or should have known to be illegal from being published through their information services. Furthermore, according to the Internet Advertising Measures, Internet advertisers are responsible for the authenticity of the content of Internet advertisements, while Internet advertisement publishers and advertisement agencies are required to verify the identities of Internet advertisers and their qualifications, review the content of Internet advertisement, and employ inspectors who are familiar with PRC laws and regulations governing Internet advertising.

Regulation of Online and Mobile Commerce

       China's online and mobile commerce industry is at an early stage of development and there are few PRC laws, regulations or rules specifically regulating this industry. The SAIC adopted the Interim Measures for the Administration of Online Commodities Trading and Relevant Services on May 31, 2010 and replaced those measures with the Administrative Measures for Online Trading on January 26, 2014, which became effective on March 15, 2014. On December 24, 2014, the MOFCOM promulgated the Provisions on the Procedures for Formulating Transaction Rules of Third Party Online Retail Platforms (Trial) to regulate the formulation, revision and enforcement of transaction rules for online retail marketplace platforms. These measures impose more stringent requirements and obligations on online trading or service operators as well as marketplace platform providers. For example, marketplace platform providers are obligated to make public and file their transaction rules with MOFCOM or their respective provincial counterparts, examine the legal status of each third-party merchant selling products or services on their platforms and display on a prominent location on a merchant's web page the information stated in the merchant's business license or a link to its business license, and group buying website operators must only allow a third-party merchant with a proper business license to sell products or services on their platforms. Where marketplace platform providers also act as online distributors, these marketplace platform providers must make a clear distinction between their online direct sales and sales of third-party merchant products on their marketplace platforms.

       Since the promulgation of the Administrative Measures for Online Trading, the SAIC has issued a number of guidelines and implementing rules aimed at adding greater specificity to these regulations. The SAIC continues to consider and issue guidelines and implementing rules, and we expect that there will be further development of regulation in this industry. For example, three PRC governmental authorities (the Ministry of Finance, General Administration of Customs and State Administration of Taxation) issued a notice on March 24, 2016 to regulate cross-border e-commerce trading which has experienced rapid growth in recent years. The New Cross-Border E-commerce Tax Notice, which became effective on April 8, 2016, introduced the concept of the Cross-Border E-Commerce Retail Importation Goods Inventory, or the Cross-Border E-Commerce Goods Inventory, which are to be issued and updated by the three authorities together with other relevant authorities from time to time. Goods beyond the scope of the Cross-Border E-commerce Goods Inventory will have no tax codes and be effectively removed from cross-border e-commerce platforms. Two batches of the Cross-Border E-Commerce Goods Inventory have been issued on April 6, 2016 and April 15, 2016, respectively. Cosmetics imported for the first time, nutrition supplements and other special food products required to be registered with the State Food and Drug Administration are excluded from the Cross-Border E-Commerce Goods Inventory and will not be able to be sold on the relevant cross-border e-commerce platforms. However, pursuant to a transition policy issued by the General Administration of Customs, goods which have been imported to or in transit to the bonded areas and special regulated areas of customs before April 8, 2016 can still be sold on the cross-border e-commerce platforms no matter whether these goods are included in the Cross-Border E-Commerce Goods Inventory or not. Further, pursuant to the Notice of Relevant Matters on Implementation of New Cross-Border E-Commerce Retail Importation Supervision and Administration Requirements, or the New Cross-Border E-Commerce Tax Implementation Notice, issued by the General Administration of Customs on May 24, 2016, the implementation of certain provisions of the New Cross-Border E-commerce Tax Notice will be suspended until the expiration of a transition period, which will conclude by the end of 2017. According to the New Cross-Border E-Commerce Tax Implementation Notice, the requirement of presenting customs clearance for bonded goods purchased online is suspended in ten cities, and the requirement of presenting first-time import license, registration or filing for online purchased cosmetics imported for the first time, nutrition supplements and other special food products, are suspended until the end of the transition period. Further, according to an official MOFCOM news release issued on March 17, 2017, from January 1, 2018 retail goods imported on cross-border e-commerce platforms will be temporarily treated as personal items which are not subject to stricter regulation and higher tax rates applicable to normal imported goods in 15 cross-border e-commerce trial areas.

Regulation of Mobile Applications

       On June 28, 2016, the Cyberspace Administration promulgated the Regulations for the Administration of Mobile Internet Application Information Services, which came into effect as of August 1, 2016, requiring ICPs who provide information services through mobile Internet applications, or "Apps," to:

  •
  verify the real identities of registered users through mobile phone numbers or other similar channels;

  •
  establish and improve procedures for protection of user information;

  •
  establish and improve procedures for information content censorship;

  •
  ensure that users are given adequate information concerning an App, and are able to choose whether an App is installed and whether or not to use an installed App and its functions;

  •
  respect and protect intellectual property rights; and

  •
  keep records of users' log-in information for 60 days.

If an ICP who provides information services through Apps violates these regulations, mobile application stores through which the ICP distributes its Apps may issue warnings, suspend the release of its Apps, or terminate the sale of its Apps, and/or report the violations to governmental authorities.

Regulation of Internet Content

       The PRC government has promulgated measures relating to Internet content through various ministries and agencies, including the MIIT, the News Office of the State Council, the Ministry of Culture and the General Administration of Press and Publication. In addition to various approval and license requirements, these measures specifically prohibit Internet activities that result in the dissemination of any content which is found to contain pornography, promote gambling or violence, instigate crimes, undermine public morality or the cultural traditions of the PRC or compromise State security or secrets. ICPs must monitor and control the information posted on their websites. If any prohibited content is found, they must remove the content immediately, keep a record of it and report to the relevant authorities. If an ICP violates these measures, the PRC government may impose fines and revoke any relevant business operation licenses.

  Regulations on Broadcasting Audio/Video Programs through the Internet

       On April 13, 2005, the State Council announced Several Decisions on Investment by Non-state-owned Companies in Culture-related Business in China. These decisions encourage and support non-state-owned companies to enter certain culture-related business in China, subject to restrictions and prohibitions for investment in audio/video broadcasting, website news and certain other businesses by non-state-owned companies. These decisions authorize the State Administration of Radio, Film, and Television, or the SARFT, the Ministry of Culture and the General Administration of Press and Publication, or the GAPP, to adopt detailed implementing rules according to these decisions.

       On December 20, 2007, the SARFT and the MIIT jointly issued the Rules for the Administration of Internet Audio and Video Program Services, commonly known as Circular 56, which came into effect on January 31, 2008 and was amended on August 28, 2015. Among other things, Circular 56 requires all online audio/video service providers to be either wholly state-owned or state-controlled. According to relevant official answers to press questions published on the SARFT's website dated February 3, 2008, officials from the SARFT and the MIIT clarified that online audio/video service providers that already had been operating lawfully prior to the issuance of Circular 56 may re-register and continue to operate without becoming state-owned or controlled, provided that the providers have not engaged in any unlawful activities. This exemption will not be granted to online audio/video service providers established after Circular 56 was issued. These policies have been reflected in the Application Procedure for Audio/Video Program Transmission License.

       On March 17, 2010, the SARFT issued the Internet Audio/Video Program Services Categories (Provisional), or the Provisional Categories, which classified Internet audio/video programs into four categories. Category I is only open to state-owned broadcast media companies operating in the television section, and the other three categories are open to privately held entities.

       In 2009, the SARFT released a Notice on Strengthening the Administration of Online Audio/Video Content. This notice reiterated, among other things, that all movies and television shows released or published online must comply with relevant regulations on the administration of radio, film and television. In other words, these movies and television shows, whether produced in the PRC or overseas, must be pre-approved by the SARFT, and the distributors of these movies and television shows must obtain an applicable permit before releasing any of these movie or television shows. In 2012, the SARFT and the State Internet Information Office of the PRC issued a Notice on Improving the Administration of Online Audio/Video Content Including Internet Drama and Micro Films. In 2014, the General Administration of Press and Publication, Radio, Film and Television, or GAPPRFT, formerly the SARFT and the GAPP, released a Supplemental Notice on Improving the Administration of Online Audio/Video Content Including Internet Drama and Micro Films. This notice stresses that entities producing online audio/video content, such as Internet dramas and micro films, must obtain a permit for radio and television program production and operation, and that online audio/video content service providers should not release any Internet dramas or micro films that were produced by any entity lacking the permit. For Internet dramas or micro films produced and uploaded by individual users, the online audio/video service providers transmitting this content will be deemed responsible as the producer. Further, under this notice, online audio/video service providers can only transmit content uploaded by individuals whose identity has been verified and the content must comply with the relevant content management rules. This notice also requires that online audio/video content, include Internet drama and micro films, be filed with the relevant authorities before release.

       On October 28, 2011, the SARFT issued the Administrative and Operational Requirements for Licensed Internet TV Organizations, commonly known as Circular 181, which came into effect on the same date. Circular 181 requires that Smart TVs must be exclusively connected to a specific licensed Internet TV organization and must not have access to the public Internet or network operators' databases. Up to now, there are only seven licensed Internet TV organizations and all are state-owned companies.

       On September 2, 2014, the GAPPRFT promulgated a Notice on Further Implementing the Relevant Provisions for the Administration of Broadcasting Foreign Films and TV dramas. The notice stresses that any foreign film or TV drama must have a License for Film Publication or a TV drama Issuance License before being broadcast online, and that the annual total number of foreign films and TV dramas broadcast by a website must not exceed 30% of the total amount of domestic films and TV dramas broadcast by the relevant website in the preceding year. Furthermore, online video operators are required to report their annual plans for the import of foreign films and TV dramas to the GAPPRFT before the end of the preceding year. If the online video operators' import plans are approved, the samples, contracts, copyright certificates, plot summaries and other materials relevant to the foreign films and TV dramas are subject to further content examination before the issuance of Licenses for Film Publication or the TV drama Issuance Licenses. The notice also requires these online video operators to upload information about the foreign films and TV dramas to be broadcast to a unified platform for registration before March 31, 2015. Since April 1, 2015, unregistered foreign films and TV dramas are no longer allowed to be broadcast online.

       On April 25, 2016, the GAPPRFT promulgated the Administration Measures on Audio/Video Program Services via Special Network and Directional Transmission, or Circular 6, which came into effect on June 1, 2016 and replaced the Rules for the Administration of Broadcasting of Audio/Video Programs through the Internet and Other Information Networks, which was promulgated in July 2004. Pursuant to Circular 6, providers of audio/video program services via special network and directional transmission, including content providing, integrated broadcasting controlling and transmission and delivery, must obtain an audio/video program transmission license, with a term of three years, issued by the GAPPRFT and operate pursuant to the scope as provided in such licenses. Foreign invested enterprises are not allowed to engage in these businesses.

  Regulations on Internet Publication

       The GAPPRFT is responsible for nationwide supervision and administration of publishing activities in China. On February 4, 2016, the GAPPRFT and the MIIT jointly promulgated the Online Publication Service Administration Rules, or the Online Publication Rules, which took effect on March 10, 2016 and replaced the Internet Publication Tentative Administrative Measures, which was promulgated in June 2002. Pursuant to the Online Publication Rules, an online publication service provider must obtain the Online Publication Service License from the GAPPRFT. The term "online publication service" is defined as the provision of online publications to the public through information networks. The term "online publications" is defined as digital works characteristic of publishing such as editing, production or processing provided to the public through information networks, and primarily include:

  •
  original digital works such as texts, pictures, maps, games, cartoons and audio-visual reading materials in the fields of literature, art, science, etc., which are of knowledge or ideology;

  •
  digital works, the content of which is the same as that which has already been published, such as books, newspapers, periodicals and electronic publications;

  •
  digital works such as online document databases formed by way of selecting, compiling or collecting the abovementioned works; and

  •
  other types of digital works determined by the GAPPRFT.

       The Online Publication Rules expressly prohibit foreign invested enterprises from providing online publication services. In addition, if an online publication service provider intends to cooperate for an online publication services project with foreign invested enterprises, overseas organizations or overseas individuals, it must report to the GAPPRFT and obtain an approval in advance. Also, an online publication service provider is prohibited from lending, leasing, selling or otherwise transferring the Online Publication Service License, or to allow any other online information service provider to provide online publication services in its name.

       Pursuant to the Online Publication Rules, book, audio-visual, electronic, newspaper or periodical publishers who intend to engage in online publication services must have:

  •
  a specific publishing platform, such as domain name and smart terminal application, for conducting online publication business;

  •
  a specific online publication service scope; and

  •
  necessary technical equipment for the provision of online publication services, with the related server and storage equipment located within the territory of the PRC.

       Other entities which intend to engage in online publication services must have:

  •
  a specific name and articles of association which is not identical to the name of any other publication service provider;

  •
  a legal representative and key responsible persons who shall be a PRC national living permanently in the PRC who has full civil capacity to act, and at least one of these legal representatives or key responsible persons must have a mid-level or higher professional qualification in the field of publication;

  •
  at least eight full-time editing and publishing staff, other than the legal representative and key responsible persons, who have professional qualifications in publishing or other relevant fields recognized by the GAPPRFT and meet the needs of the entity's scope of online publication services, among whom at least three must have mid-level or higher professional qualification;

  •
  a content review system meeting the needs of the provision of online publication services;

  •
  fixed working premises; and

  •
  other items as required by relevant laws, administrative regulations or the GAPPRFT.

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

  Regulations on Internet News Information Services

       Publishing and disseminating news through the Internet are highly regulated in the PRC. On November 7, 2000, the State Council Information Office, or SCIO, and the MIIT jointly promulgated the Provisional Measures for Administrating Internet Websites Carrying on the News Publication Business, or Internet News Measures. These measures require an ICP operator (other than a government authorized news unit) to obtain the approval from SCIO to publish news on its website or disseminate news through the Internet. Furthermore, any disseminated news is required to be obtained from government-approved sources based on contracts between the ICP operator and these sources. The copies of these contracts must be filed with relevant government authorities.

       On September 25, 2005, the SCIO and the MIIT jointly issued the Provisions on the Administration of Internet News Information Services, requiring Internet news information service organizations to provide services as approved by the SCIO, subject to annual inspection under the new provisions. These Provisions also provide that no foreign invested enterprise, whether jointly or wholly owned by the foreign investment, may be an Internet news information service organization, and no cooperation between Internet news information service organizations and foreign invested enterprises is allowed before the SCIO completes the security evaluation.

       On May 2, 2017, the Cyberspace Administration issued the Administrative Provisions on Internet News Information Services, or the 2017 Internet News Information Provisions, which came into effect on June 1, 2017 and redefine news information as reports and commentary on political, economic, military, diplomatic and other social and public affairs, as well as reports and commentary on emergency social events. Pursuant to the 2017 Internet News Information Provisions, the Cyberspace Administration and its local counterparts replaced the SCIO as the government department in charge of supervision and administration of internet news information. Further, an ICP operator must obtain approval from the Cyberspace Administration in order to provide Internet news information services, including through websites, applications, forums, blogs, microblogs, public accounts, instant messaging tools, and webcasts.

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

       On November 20, 2006, the Ministry of Culture issued Several Suggestions of the Ministry of Culture on the Development and Administration of the Internet Music, or the Suggestions, which became effective on November 20, 2006. The Suggestions, among other things, reiterate the requirement for an Internet service provider to obtain an Internet culture business permit to carry on any business relating to Internet music products. In addition, foreign investors are prohibited from operating Internet culture businesses. However, the laws and regulations on Internet music products are still evolving, and there have not been any provisions stipulating whether or how music video will be regulated by the Suggestions.

       On August 2, 2013, the Ministry of Culture promulgated the Notice on Implementing the Administrative Measures for the Content Self-examination of Internet Culture Business Entities. According to this notice, any cultural product or service shall be reviewed by the provider before being released to the public and the review process shall be done by persons who have obtained the relevant content review certificate.

       On October 23, 2015, the Ministry of Culture promulgated the Notice on Further Strengthening and Improving the Content Review of Online Music, which took effect on January 1, 2016 and stipulated that ICPs shall carry out self-examination in respect of the content management of online music, which shall be regulated by the cultural administration departments in process or afterwards. According to this notice, ICP operators are required to submit their content administrative system, review procedures, and work standards to the provincial culture administrative department where they are located for filing within a prescribed period.

  Regulations on Producing Audio/Video Programs

       On July 19, 2004, the SARFT promulgated the Administrative Measures on the Production and Operation of Radio and Television Programs, effective as of August 20, 2004 and amended on August 28, 2015. These Measures provide that anyone who wishes to produce or operate radio or television programs must first obtain an operating permit for their business.

       On February 1, 2002, the State Council promulgated the Regulations for the Administration of Films, or the Film Regulations, which became effective on the same day. The Film Regulations set forth the general regulatory guidelines for China's film industry and address practical issues with respect to production, censorship, distribution and screening. They also establish the SARFT as the sector's regulatory authority, and serve as the foundation for all other legislation promulgated in this area. The Film Regulations provide the framework for an industry-wide licensing system operated by the SARFT, under which separate permits (and permit application procedures) apply.

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

       The Administrative Measures on the Security Protection of Computer Information Network with International Connections, issued by the Ministry of Public Security on December 16, 1997 and amended on January 8, 2011, prohibit the use of the Internet in a manner that would result in the leakage of State secrets or the spread of socially destabilizing content. The Provisions on Technological Measures for Internet Security Protection, or the Internet Security Protection Measures, promulgated on December 13, 2005 by Ministry of Public Security require all ICPs to keep records of certain information about their users (including user registration information, log-in and log-out time, IP address, content and time of posts by users) for at least 60 days and submit the above information as required by laws and regulations. Under these measures, value-added telecommunications services license holders must regularly update information security and content control systems for their websites and must also report any public dissemination of prohibited content to local public security authorities. If a value-added telecommunications services license holder violates these measures, the Ministry of Public Security and the local security bureaus may revoke its operating license and shut down its websites.

       The Communication Network Security Protection Administrative Measures, which were promulgated by the MIIT on January 21, 2010, require that all communication network operators, including telecommunications service providers and Internet domain name service providers, divide their own communication networks into units. These communication network units shall be rated in accordance with degree of damage to national security, economic operation, social order and public interest in the event a unit is damaged. Communication network operators must file the division and ratings of their communication network with MIIT or its local counterparts. If a communication network operator violates these measures, the MIIT or its local counterparts may order rectification or impose a fine up to RMB30,000 in case a violation is not duly rectified.

       Internet security in China is also regulated and restricted from a national security standpoint. On July 1, 2015, the National People's Congress Standing Committee promulgated the New National Security Law, which took effect on the same date and replaced the former National Security Law promulgated in 1993. According to the New National Security Law, the state shall ensure that the information system and data in important areas are secure and controllable. In addition, according to the New National Security Law, the state shall establish national security review and supervision institutions and mechanisms, and conduct national security reviews of key technologies and IT products and services that affect or may affect national security. There are uncertainties on how the New National Security Law will be implemented in practice.

       On November 7, 2016, the National People's Congress Standing Committee promulgated the Cybersecurity Law, which came into effect on June 1, 2017, and apply to the construction, operation, maintenance and use of networks as well as the supervision and administration of cybersecurity in China. The Cybersecurity Law defines "networks" as systems that are composed of computers or other information terminals and relevant facilities used for the purpose of collecting, storing, transmitting, exchanging and processing information in accordance with certain rules and procedures. "Network operators," who are broadly defined as owners and administrator of networks and network service providers, are subject to various security protection related obligations including:

  •
  complying with security protection obligations in accordance with tiered cybersecurity system's protection requirements, which include formulating internal security management rules and manual, appointing cybersecurity responsible personnel, adopting technical measures to prevent computer virus and cybersecurity endangering activities, adopting technical measures to monitor and record network operation status, cybersecurity events, retaining user logs for at least six months and adopting measures such as data classification, key data backup and encryption, for the purpose of securing networks from interference, vandalization, or unauthorized visit and preventing network data from leakage, theft or tampering;

  •
  verifying user's identities before signing agreements or providing services such as network access, domain name registration, landline telephone or mobile phone access, information publishing or real-time communication services;

  •
  formulating cybersecurity emergency response plans, timely handling security risks, initiating emergency response plans, taking appropriate remedial measures and reporting to regulatory authorities; and

  •
  providing technical assistance and support for public security and national security authorities for protection of national security and criminal investigations.

       According to the Cybersecurity Law, network service providers must inform users about and report to the relevant authorities any known security defects and bugs, and must provide constant security maintenance services for their products and services. Network products and service providers shall not contain or provide malware. Network service providers who do not comply with the Cybersecurity Law may be subject to fines, suspension of their businesses, shutdown of their websites, and revocation of their business licenses.

       On April 11, 2017, the Cyberspace Administration released the draft Measures on Security Assessment of the Cross-Border Transfer of Personal Information and Important Data, or the draft Cross-Border Transfer Measures, which requires personal information and important data collected by and produced by all network operators during the course of their operations within China to be stored within China. According to the draft Cross-Border Transfer Measures, self-assessment by network operators or assessment by industrial regulatory authority or the national cyberspace authority under certain circumstances must be completed before transferring personal information or important data overseas.

       According to the draft Cross-Border Transfer Measures, personal information or important data may not be transferred overseas without consent from the concerned individual(s), or if the transfer endangers the interests of individuals, the public or national security. The export of the following data shall be pre-assessed by industrial regulatory authority or the national cyberspace authority:

  •
  personal information of 500,000 individuals or more;

  •
  data with volume of 1,000 gigabytes or more;

  •
  data in relation to nuclear facilities, chemistry and biology, national defense and military, health of the population, mega project activities, ocean environment, and sensitive geographical information;

  •
  network security information involving system bugs and security protection of key information infrastructure;

  •
  personal information and important data provided by key information infrastructure operators; and

  •
  other data that may affect national security and societal public interests, and considered by the industrial administration authority or regulatory authority necessary to be subject to their assessment.

       The Cyberspace Administration will complete the solicitation of comments on the draft Cross-Border Transfer Measures in May 2017, and there are still substantial uncertainties with respect to its final content and enactment timetable.

       On May 2, 2017, the Cyberspace Administration issued the Measures for Security Review of Cyber Products and Services, or the Cybersecurity Review Measures, which came into effect on June 1, 2017. According to the Cybersecurity Review Measures, the following cyber products and services will be subject to cybersecurity review:

  •
  important cyber products and services purchased by networks and information systems related to national security; and

  •
  the purchase of cyber products and services by operators of critical information infrastructure in important industries and fields such as public communications and information services, energy, transportation, water resources, finance, public service and electronic administration, and other critical information infrastructure, which may affect national security.

       The Cyberspace Administration is responsible for organizing and implementing cybersecurity review, while the competent departments in key industries such as finance, telecommunications, energy and transport shall be responsible for organizing and implementing security review of cyber products and services in their respective industries or fields. There are still substantial uncertainties with respect to the interpretation and implementation of the Cybersecurity Review Measures.

Regulation of Privacy Protection

       Under the ICP Measures, ICPs are prohibited from producing, copying, publishing or distributing information that is humiliating or defamatory to others or that infringes upon the lawful rights and interests of others. Depending on the nature of the violation, ICPs may face criminal charges or sanctions by PRC security authorities for these acts, and may be ordered to suspend temporarily their services or have their licenses revoked.

       Under the Several Provisions on Regulating the Market Order of Internet Information Services, issued by the MIIT on December 29, 2011, ICPs are also prohibited from collecting any personal user information or providing any information to third parties without the consent of the user. The Cybersecurity Law provides an exception to the consent requirement where the information is anonymous, not personally identifiable and unrecoverable. ICPs must expressly inform the users of the method, content and purpose of the collection and processing of user personal information and may only collect information necessary for its services. ICPs are also required to properly maintain the user personal information, and in case of any leak or likely leak of the user personal information, ICPs must take remedial measures immediately and report any material leak to the telecommunications regulatory authority.

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

       The PRC government retains the power and authority to order ICPs to provide an Internet user's personal information if a user posts any prohibited content or engages in any illegal activities through the Internet.

       According to the Cybersecurity Law, individuals may request that network operators make corrections to or delete their personal information in case the information is wrong or was collected or used beyond an individuals' agreement with network operators.

Regulation of Consumer Protection

       Our online and mobile commerce business is subject to a variety of consumer protection laws, including the PRC Consumer Rights and Interests Protection Law, as amended and effective as of March 15, 2014, and the Administrative Measures for Online Trading, both of which have provided stringent requirements and obligations on business operators, including Internet business operators and platform service providers like us. For example, consumers are entitled to return goods purchased online, subject to certain exceptions, within seven days upon receipt of goods for no reason. On January 6, 2017, the SAIC issued the Interim Measures for No Reason Return of Online Purchased Commodities within Seven Days, which came into effect on March 15, 2017, further clarifying the scope of consumers' rights to make returns without a reason, including exceptions, return procedures and online marketplace platform providers' responsibility to formulate seven-day no-reason return rules and related consumer protection systems, and supervise the merchants for compliance with these rules. To ensure that merchants and service providers comply with these laws and regulations, we, as platform operators, are required to implement rules governing transactions on our platform, monitor the information posted by merchants and service providers, and report any violations by merchants or service providers to the relevant authorities. In addition, online marketplace platform providers may, pursuant to PRC consumer protection laws, be exposed to liabilities if the lawful rights and interests of consumers are infringed in connection with consumers' purchase of goods or acceptance of services on online marketplace platforms and the platform service providers fail to provide consumers with the contact information of the merchant or manufacturer. In addition, platform service providers may be jointly and severally liable with merchants and manufacturers if they are aware or should be aware that the merchant or manufacturer is using the online platform to infringe upon the lawful rights and interests of consumers and fail to take measures necessary to prevent or stop this activity.

       Failure to comply with these consumer protection laws could subject us to administrative sanctions, such as the issuance of a warning, confiscation of illegal income, imposition of a fine, an order to cease business operations, revocation of business licenses, as well as potential civil or criminal liabilities.

Regulation of Pricing

       In China, the prices of a very small number of products and services are guided or fixed by the government. According to the Pricing Law, business operators must, as required by the government departments in charge of pricing, mark the prices explicitly and indicate the name, production origin, specifications, and other related particulars clearly. Business operators may not sell products at a premium or charge any fees that are not explicitly indicated. Business operators must not commit the specified unlawful pricing activities, such as colluding with others to manipulate the market price, providing fraudulent discounted price information, using false or misleading prices to deceive consumers to transact, or conducting price discrimination against other business operators. Failure to comply with the Pricing Law or other rules or regulations on pricing may subject business operators to administrative sanctions such as warning, orders to cease unlawful activities, payment of compensation to consumers, confiscation of illegal gains, and/or fines. The business operators may be ordered to suspend business for rectification, or have their business licenses revoked if the circumstances are severe. Merchants on Tmall and

Taobao Marketplace undertake the primary obligation under the Pricing Law. However, in some cases, we have been and may in the future be held liable and be subject to fines or other penalties if the authorities determine that, as the platform operator, our guidance for platform-wide promotional activities resulted in unlawful pricing activities by the merchants on our platforms or if the pricing information we provided for platform-wide promotional activities was determined to be untrue or misleading.

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

       Trademark.    Registered trademarks are protected under the Trademark Law of the PRC and related rules and regulations. Trademarks are registered with the Trademark Office of the SAIC. Where registration is sought for a trademark that is identical or similar to another trademark which has already been registered or given preliminary examination and approval for use in the same or similar category of commodities or services, the application for registration of this trademark may be rejected. Trademark registrations are effective for a renewable ten-year period, unless otherwise revoked.

       Domain Name.    Domain name registrations are handled through domain name service agencies established under the relevant regulations, and applicants become domain name holders upon successful registration.

Regulation of Anti-counterfeiting

       According to the Trademark Law of the PRC, counterfeit or unauthorized production of the label of another person's registered trademark, or sale of any label that is counterfeited or produced without authorization will be deemed as an infringement of the exclusive right to use a registered trademark. The infringing party will be ordered to cease infringement immediately, a fine may be imposed and the counterfeit goods will be confiscated. The infringing party may also be held liable for damages suffered by the owner of the intellectual property rights, which will be equal to the gains obtained by the infringing party or the losses suffered by the owner as a result of the infringement, including reasonable expenses incurred by the owner in connection with enforcing its rights.

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

Tax Regulations

  PRC Enterprise Income Tax

       The PRC enterprise income tax, or EIT, is calculated based on the taxable income determined under the applicable EIT Law and its implementation rules, which became effective on January 1, 2008 and were most recently amended on February 24, 2017. The EIT Law generally imposes a uniform enterprise income tax rate of 25% on all resident enterprises in China, including foreign-invested enterprises.

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

  •
  dividend income that Alibaba Group Holding Limited or our offshore subsidiaries, as the case may be, received from our PRC subsidiaries may be exempt from the PRC withholding tax; and

  •
  dividends paid to our overseas shareholders or ADS holders who are non-PRC resident enterprises as well as gains realized by these shareholders or ADS holders from the transfer of our shares or ADSs may be regarded as PRC-sourced income and as a result be subject to PRC withholding tax at a rate of up to 10%, subject to any reduction or exemption set forth in relevant tax treaties, and similarly, dividends paid to our overseas shareholders or ADS holders who are non-PRC resident individuals, as well as gains realized by these shareholders or ADS holders from the transfer of our shares or ADSs, may be regarded as PRC-sourced income and as a result be subject to PRC withholding tax at a rate of 20%, subject to any reduction or exemption set forth in relevant tax treaties.

       Under Bulletin 7 issued by the State Administration of Taxation on February 3, 2015, which replaced or supplemented certain previous rules under Circular 698, an "indirect transfer" of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets, if the arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from an indirect transfer may be subject to PRC enterprise income tax. According to Bulletin 7, "PRC taxable assets" include assets attributed to an establishment or a place of business in China, immoveable properties in China, and equity investments in PRC resident enterprises. In respect of an indirect offshore transfer of assets of a PRC establishment, the relevant gain is to be regarded as effectively connected with the PRC establishment or a place of business and therefore included in its enterprise income tax filing, and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immoveable properties in China or to equity investments in a PRC resident enterprise, which is not effectively connected to a PRC establishment or a place of business of a non-resident enterprise, a PRC enterprise income tax at 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. There is uncertainty as to the implementation details of Bulletin 7. If Bulletin 7 was determined by the tax authorities to be applicable to some of our transactions involving PRC taxable assets, our offshore subsidiaries conducting the relevant transactions might be required to spend valuable resources to comply with Bulletin 7 or to establish that the relevant transactions should not be taxed under Bulletin 7, which may materially and adversely affect us. See "Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in the People's Republic of China — We and our shareholders face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises or other assets attributed to a PRC establishment of a non-PRC company."

       Where the payers fail to withhold any or sufficient tax, the non-PRC residents, as the transferors, are required to declare and pay the taxes to the tax authorities on their own within the statutory time limit. Failure to comply with the tax payment obligations by the non-PRC residents will result in penalties, including full payment of taxes owed, and interest on those taxes.

  PRC Business Tax and Value-Added Tax

       Before August 2013 and pursuant to applicable PRC tax regulations, any entity or individual conducting business in the service industry is generally required to pay a business tax at the rate of 5% on the revenues generated from providing services. However, if the services provided are related to technology development and transfer, the business tax may be exempted subject to approval by the relevant tax authorities.

       In November 2011, the Ministry of Finance and the State Administration of Taxation promulgated the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax. In May and December 2013, April 2014 and

March 2016, the Ministry of Finance and the State Administration of Taxation promulgated Circular 37, Circular 106, Circular 43 and Circular 36 to further expand the scope of services which are to be subject to Value-Added Tax, or VAT, instead of business tax. Pursuant to these tax rules, from August 1, 2013, a VAT was imposed to replace the business tax in certain service industries, including technology services and advertising services, and from May 1, 2016, VAT replaced business tax in all industries, on a nationwide basis. A VAT rate of 6% applies to revenue derived from the provision of certain services. Unlike business tax, a taxpayer is allowed to offset the qualified input VAT paid on taxable purchases against the output VAT chargeable on the revenue from services provided. Accordingly, although the 6% VAT rate is higher than the previously applicable 5% business tax rate, no materially different tax cost to us has resulted nor do we expect one to result from the replacement of the business tax with a VAT on our services.

  PRC Import Tax

       Consumer goods imported through cross-border e-commerce platforms were originally classified as "personal baggage or postal articles" under the Notice on Pilot Bonded Area Import Pattern of Cross-Border Trade E-Commerce Services issued by PRC General Administration of Customs on March 4, 2014. A personal baggage or postal articles tax was levied on these goods before the online retailors could deliver the same to buyers. The personal baggage or postal articles tax were exempted if the payable amount was lower than RMB50. The rate of personal baggage or postal articles tax was respectively 10%, 20%, 30% and 50% for different categories of products imported. Under this tax pattern, a quota of RMB1,000 for each purchase order was imposed on online buyers, otherwise the imported goods were classified as normal goods, which are subject to value-added tax, consumption tax and tariff.

       The above-mentioned pilot bonded area import pattern of cross-border e-commerce was abolished pursuant to the New Cross-Border E-commerce Tax Notice. The goods imported through cross-border e-commerce platforms are now treated as normal goods rather than "personal baggage or postal articles" and subject to the usual value-added tax, consumption tax and tariff. Normally, a 17% value-added tax will be levied on most products sold on the cross-border e-commerce platform and a 15% consumption tax will be levied on high-end cosmetics, while no consumption tax will be levied on skin care products, maternity and baby care products. However, the New Cross-Border E-commerce Tax Notice provides that, if the goods imported through cross-border e-commerce platforms are within the quota of RMB2,000 for each purchase order or RMB20,000 per year for each buyer, the payable amount for the value-added tax and the consumption tax will be reduced to 70% of the payable tax, and the tariff will be waived.

  PRC Export Tax

       According to the Notice on the Taxation Policies for Cross-border E-Commerce Retail Export, or the E-Commerce Export Taxation Notice, which was jointly issued by the Ministry of Finance and the State Administration of Taxation and took effect as of January 1, 2014, an e-commerce export enterprise may be exempt or refunded from consumption tax and VAT upon satisfaction of the following conditions:

  •
  it is a general VAT taxpayer, and has been granted the export tax refund/exemption eligibility;

  •
  the customs export declarations (specifically for export tax refund) for exported goods have been obtained and information thereon is consistent with the electronic information of the customs export declarations;

  •
  the foreign exchange for the exported goods is received prior to the deadline of tax refund or tax exemption; and

  •
  where the e-commerce export enterprise is a foreign trade enterprise, it must have obtained corresponding special VAT invoices, special payment statements for consumption tax (split pages) or special customs statements for payment of import VAT or consumption tax for purchase of the goods for export, and relevant information on the foregoing documents shall be consistent with that contained in the customs export declarations (specifically for export tax refunds).

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

       In August 2008, SAFE issued the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142, regulating the conversion by a foreign-invested enterprise of foreign currency-registered capital into RMB by restricting how the converted RMB may be used. In addition, SAFE promulgated Circular 45 on November 9, 2011 in order to clarify the application of SAFE Circular 142. Under SAFE Circular 142 and Circular 45, the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable government authority and may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of RMB capital converted from foreign currency registered capital of foreign-invested enterprises. The use of RMB capital may not be changed without SAFE's approval, and RMB capital may not in any case be used to repay RMB loans if the proceeds of such loans have not been used.

       Since SAFE Circular 142 has been in place for more than five years, SAFE decided to further reform the foreign exchange administration system in order to satisfy and facilitate the business and capital operations of foreign invested enterprises, and issued the Circular on the Relevant Issues Concerning the Launch of Reforming Trial of the Administration Model of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises in Certain Areas on August 4, 2014. This circular suspends the application of SAFE Circular 142 in certain areas and allows a foreign-invested enterprise registered in these areas with a business scope including "investment" to use the RMB capital converted from foreign currency registered capital for equity investments within the PRC. On April 9, 2015, SAFE released the Notice on the Reform of the Administration Method for the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises, or SAFE Circular 19, which came into force and superseded SAFE Circular 142 on June 1, 2015. Circular 19 allows foreign invested enterprises to settle their foreign exchange capital on a discretionary basis according to the actual needs of their business operation and provides the procedures for foreign invested companies to use Renminbi converted from foreign currency-denominated capital for equity investment. Nevertheless, Circular 19 also reiterates the principle that Renminbi converted from foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope.

       In November 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, which substantially amends and simplifies the current foreign exchange procedure. Pursuant to this circular, the opening of various special purpose foreign exchange accounts, such as pre-establishment expenses accounts, foreign exchange capital accounts and guarantee accounts, the reinvestment of RMB proceeds by foreign investors in the PRC, and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible previously. In addition, SAFE promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents in May 2013, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC shall be conducted by way of registration and banks shall process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches. In February 2015, SAFE promulgated the Circular of Further Simplifying and Improving the Policies of Foreign Exchange Administration Applicable to Direct Investment, or SAFE Circular 13, which became effective on June 1, 2015. Under SAFE Circular 13, the current foreign exchange procedures will be further simplified, and foreign exchange registrations of direct investment will be handled by the banks designated by the foreign exchange authority instead of SAFE and its branches. However, the foreign invested enterprises were still prohibited by SAFE Circular 13 to use the RMB converted from foreign currency-registered capital to extend entrustment loans, repay bank loans or inter-company loans.

       On June 19, 2016, SAFE issued the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or Circular 16, which took effect on the same day. Compared to Circular 19, Circular 16 provides that discretionary foreign exchange settlement applies to foreign exchange capital, foreign debt offering proceeds and remitted foreign listing proceeds, and the corresponding Renminbi obtained from foreign exchange settlement are not restricted from extending loans to related parties or repaying the inter-company loans (including advances by third parties). However, since Circular 16 came into effect recently, there exist substantial uncertainties with respect to its interpretation and implementation in practice.

       On January 26, 2017, SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, or Circular 3, which took effect on the same day. Circular 3 sets out various measures, including the following:

  •
  relaxing the policy restriction on foreign exchange inflow to further enhance trade and investment facilitation, including:

  o
  expanding the scope of foreign exchange settlement for domestic foreign exchange loans,

  o
  allowing the capital repatriation for offshore financing against domestic guarantee,

  o
  facilitating the centralized management of foreign exchange funds of multinational companies, and

  o
  allowing offshore institutions within pilot free trade zones to settle foreign exchange in domestic foreign exchange accounts; and

  •
  tightening genuineness and compliance verification of cross-border transactions and cross-border capital flow, including:

  o
  improving the statistics of current account foreign currency earnings deposited offshore,

  o
  requiring banks to verify board resolutions, tax filing form, and audited financial statements before wiring foreign invested enterprises' foreign exchange distribution above US$50,000,

  o
  strengthening genuineness and compliance verification of foreign direct investments, and

  o
  implementing full scale management of offshore loans in Renminbi and foreign currencies by requiring the total amount of offshore loans be no higher than 30% of the onshore lender's equity shown on its audited financial statements of the last year.

       We typically do not need to use our offshore foreign currency to fund our PRC operations. In the event we need to do so, we will apply to obtain the relevant approvals of SAFE and other PRC government authorities as necessary. Our PRC subsidiaries' distributions to their offshore parents and our cross-border foreign exchange activities are required to comply with the various requirements as described above.

  SAFE Circular 37

       SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents' Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, on July 4, 2014, which replaced the former circular commonly known as "SAFE Circular 75" promulgated by SAFE on October 21, 2005. SAFE Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with their legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a "special purpose vehicle." SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Furthermore, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls. On February 13, 2015, SAFE released SAFE Circular 13, under which local banks will examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, from June 1, 2015. There exist substantial uncertainties with respect to its interpretation and implementation by governmental authorities and banks.

       We have notified substantial beneficial owners of ordinary shares who we know are PRC residents of their filing obligation, and we have periodically filed SAFE Circular 75 reports prior to the promulgation of SAFE Circular 37, on behalf of certain employee shareholders whom we know are PRC residents. However, we may not be aware of the identities of all our beneficial owners who are PRC residents. In addition, we do not have control over our beneficial owners and cannot assure you that all of our PRC resident beneficial owners will comply with SAFE Circular 37. The failure of our beneficial owners who are PRC residents to register or amend their SAFE registrations in a timely manner pursuant to SAFE Circular 37 or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in SAFE Circular 37 may subject these beneficial owners or our PRC subsidiaries to fines and legal sanctions. Failure to register or amend the registration may also limit our ability to contribute additional capital to our PRC subsidiaries or receive dividends or other distributions from our PRC subsidiaries or other proceeds from disposal of our PRC subsidiaries, or we may be penalized by SAFE.

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

  Regulation of dividend distribution

       The principal laws, rules and regulations governing dividend distribution by foreign-invested enterprises in the PRC are the Company Law of the PRC, as amended, the Wholly Foreign-owned Enterprise Law and its implementation regulations and the Chinese-foreign Equity Joint Venture Law and its implementation regulations. Under these laws, rules and regulations, foreign-invested enterprises may pay dividends only out of their accumulated profit, if any, as determined in accordance with PRC accounting standards and regulations. Both PRC domestic companies and wholly-foreign owned PRC enterprises are required to set aside as general reserves at least 10% of their after-tax profit, until the cumulative amount of their reserves reaches 50% of their registered capital. A PRC company is not permitted to distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

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

  Monopoly Agreement

       Competing business operators may not enter into monopoly agreements that eliminate or restrict competition, such as by boycotting transactions, fixing or changing the price of commodities, limiting the output of commodities, fixing the price of commodities for resale to third parties, among others, unless the agreement will satisfy the exemptions under the Anti-monopoly Law, such as improving technologies, increasing the efficiency and competitiveness of small and medium-sized undertakings, or safeguarding legitimate interests in cross-border trade and economic cooperation with foreign counterparts. Sanctions for violations include an order to cease the relevant activities, and confiscation of illegal gains and fines (from 1% to 10% of sales revenue from the previous year, or RMB500,000 if the intended monopoly agreement has not been performed).

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

Anti-Terrorism Law

       The PRC Anti-Terrorism Law, which was promulgated on December 27, 2015 and came into effect on January 1, 2016, imposes obligations on telecommunication business operators and Internet service providers to provide technical interfaces and technical assistance in decryption and other efforts to public and national security authorities in terrorism prevention and investigation. Also, the Anti-Terrorism Law requires Internet service providers to implement network security and information and content monitoring systems and adopt technical security measures to prevent the dissemination of information containing terrorist or extremist content. Once content of this type is detected, Internet service providers shall cease the transmission of the information, keep the relevant records, delete the information and report to public and national security bodies. In addition, the Anti-Terrorism Law requires telecommunication business operators and Internet service providers to verify the identity of their clients, and to not provide services to anyone whose identity is unclear or who declines to verify his/her identity. However, the Anti-Terrorism Law does not further specify the required verification measures. Since the Anti-Terrorism Law was promulgated recently, there exist substantial uncertainties with respect to its interpretation and implementation by governmental authorities.

Regulation Applicable to Alipay

  Regulation of Non-financial Institution Payment Services

       According to the Administrative Measures for the Payment Services Provided by Non-financial Institutions, or the Payment Services Measures, promulgated by the PBOC on June 14, 2010 and effective as of September 1, 2010, a payment institution, a non-financial institution providing monetary transfer services as an intermediary between payees and payers, including online payment, issuance and acceptance of prepaid cards or bank cards, and other payment services specified by the PBOC, is required to obtain a payment business license. Any non-financial institution or individual engaged in the payment business without this license may be ordered to cease its payment services and be subject to administrative sanctions and even criminal liabilities. Applications for payment business licenses are examined by the local branches of the PBOC and then submitted to the PBOC for approval. The registered capital of an applicant that engages in a nationwide payment business must be at least RMB100 million, while that of an applicant engaging in a payment business within a province must be at least RMB30 million.

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

       In addition, on December 28, 2015, the PBOC promulgated the Administrative Measures for the Online Payment Business of Non-bank Payment Institutions, or the Online Payment Measures, which came into effect on July 1, 2016. The Online Payment Measures require online payment institutions to conduct "know your client" checks and implement the real name system for payment accounts. The Online Payment Measures classify online payment accounts into three categories and require online payment institutions to impose real-name based, classified management, including imposing limits on annual payment volume with respect to different categories of online payment accounts. In addition, a payment account can only be opened by a payment institution with Internet payment business license at the request of customers.

       On January 13, 2017, the PBOC issued the Notice on Matters Related to Implementation of Centralized Custody of Clients' Reserve Funds of Payment Institutions, which requires that from April 17, 2017, payment institutions transfer a portion of customer reserve funds to a specifically designated bank account upon the request of the PBOC and that no interest shall accrue upon the transferred customer reserve funds.

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

       In addition, the PBOC promulgated the Administrative Measures for Payment Institutions Regarding Anti-money Laundering and Counter Terrorism Financing on March 5, 2012, or the Anti-money Laundering Measures, according to which the payment institution must establish and improve unified anti-money laundering internal control systems and file their systems with the local branch of the PBOC. The Anti-money Laundering Measures also require the payment institution to set up an anti-money laundering department or designate an internal department to be responsible for anti-money laundering and counter terrorism financing work.

       Alipay is in the process of expanding its business internationally, and it may become subject to additional laws, rules and regulations of the jurisdictions in which it chooses to operate. These regulatory regimes may be complex and require extensive time and resources to ensure compliance.

  Disclosure of Iranian Activities under Section 13(r) of the Exchange Act

       Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 added Section 13(r) to the Exchange Act. Section 13(r) requires an issuer to disclose in its annual or quarterly reports, as applicable, whether it or any of its affiliates knowingly engaged in certain activities, including, among other matters, transactions or dealings relating to the government of Iran. Disclosure is required even where the activities, transactions or dealings are conducted outside the U.S. by non-U.S. affiliates in compliance with applicable law, and whether or not the activities are sanctionable under U.S. law.

       During the fiscal year ended March 31, 2017, SoftBank Group Corp., one of our major shareholders, through one of its non-U.S. subsidiaries, provided roaming services in Iran through Telecommunications Services Company (MTN Irancell), which is or may be a government-controlled entity. During the fiscal year ended March 31, 2017, SoftBank Group Corp. had no gross revenues from these services and no net profit was generated. This subsidiary also provided telecommunications services in the ordinary course of business to accounts affiliated with the Embassy of Iran in Japan. During the fiscal year ended March 31, 2017, SoftBank Group Corp. estimates that gross revenues and net profit generated by these services were both under US$9,400. In addition, during the year end of March 31, 2017, SoftBank Group Corp., through one of its non-U.S. indirect subsidiaries, provided office supplies to the Embassy of Iran in Japan. SoftBank Group Corp. estimates that gross revenue and net profit generated by these services were under US$5,300 and US$1,030, respectively. These activities have been conducted in accordance with applicable laws and regulations, and they are not sanctionable under U.S. or Japanese law. Accordingly, with respect to Telecommunications Services Company (MTN Irancell), the relevant subsidiary of SoftBank Group Corp. intends to continue these activities. With respect to services provided to accounts affiliated with the Embassy of Iran in Japan, the relevant subsidiary of SoftBank Group Corp. is obligated under contract to continue these services. With respect to the provision of office supplies to the Embassy of Iran in Japan, the relevant subsidiary of SoftBank Group Corp. intends to continue these activities. We were not involved in, and did not receive any revenue from, any of these activities by SoftBank.

C.    Organizational Structure

       We conduct our business operations across approximately 630 subsidiaries and other consolidated entities. The chart below summarizes our corporate legal structure and identifies the significant subsidiaries described in "— A. History and Development of the Company," as well as our other subsidiaries and variable interest entities that are material to our business and the number of their respective subsidiaries, as of March 31, 2017:

(1)
Includes approximately 130 subsidiaries and consolidated entities incorporated in China and approximately 230 subsidiaries incorporated in other jurisdictions. In addition, the entities pictured in this chart hold, directly and indirectly, an aggregate of approximately 160 additional subsidiaries and consolidated entities incorporated in China and approximately 100 additional subsidiaries incorporated outside of China not pictured in the chart.
(2)
The principal holding company for our strategic investments, including Youku Tudou.
(3)
Primarily involved in the operation of Taobao Marketplace.
(4)
Primarily involved in the operation of Tmall and Juhuasuan.
(5)
Primarily involved in the operation of Alimama.
(6)
Primarily involved in the operation of Alibaba.com, 1688.com and AliExpress.
(7)
Primarily involved in the operation of cloud computing services.

(8)
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

       Other than the ICP licenses and other licenses and approvals for businesses in which foreign ownership is restricted or prohibited held by our variable interest entities, we hold our material assets in, and conduct our material operations through, our wholly-foreign owned and majority-owned enterprises, which primarily provide technology and other services to our customers. We generate the significant majority of our revenue directly through our wholly-foreign owned enterprises, which directly capture the profits and associated cash flow from operations without having to rely on contractual arrangements to transfer cash flow from the variable interest entities to the wholly-foreign owned enterprises.

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

       Exclusive call option agreements.    The variable interest entity equity holders have granted the wholly-foreign owned enterprise an exclusive call option to purchase their equity interest in the variable interest entity at an exercise price equal to the higher of (i) the registered capital in the variable interest entity; and (ii) the minimum price as permitted by applicable PRC laws. Each relevant variable interest entity has further granted the relevant wholly-foreign owned enterprise an exclusive call option to purchase its assets at an exercise price equal to the book value of the assets or the minimum price as permitted by applicable PRC law, whichever is higher. The wholly-foreign owned enterprise may nominate another entity or individual to purchase the equity interest or assets, if applicable, under the call options. Each call option is exercisable subject to the condition that applicable

PRC laws, rules and regulations do not prohibit completion of the transfer of the equity interest or assets pursuant to the call option. Each wholly-foreign owned enterprise is entitled to all dividends and other distributions declared by the variable interest entity, and the variable interest entity equity holders have agreed to give up their rights to receive any distributions or proceeds from the disposal of their equity interests in the variable interest entity which are in excess of the original registered capital that they contributed to the variable interest entity, and to pay any distributions or premium to the wholly-foreign owned enterprise. The exclusive call option agreements remain in effect until the equity interest or assets that are the subject of these agreements are transferred to the wholly foreign owned enterprise. The parties to the exclusive call option agreement for each of our material variable interest entities are Jack Ma and Simon Xie as the variable interest entity equity holders, the relevant variable interest entity and its corresponding wholly-foreign owned enterprise.

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

       Equity pledge agreements.    Pursuant to the relevant equity pledge agreement, the relevant variable interest entity equity holders have pledged all of their interests in the equity of the variable interest entity as a continuing first priority security interest in favor of the corresponding wholly-foreign owned enterprise to secure the outstanding amounts advanced under the relevant loan agreements described above and to secure the performance of obligations by the variable interest entity and/or its equity holders under the other structure contracts. Each wholly-foreign owned enterprise is entitled to exercise its right to dispose of the variable interest entity equity holders' pledged interests in the equity of the variable interest entity and has priority in receiving payment by the application of proceeds from the auction or sale of the pledged interests, in the event of any breach or default under the loan agreement or other structure contracts, if applicable. These equity pledge agreements remain in force for the duration of the relevant loan agreement and other structure contracts. The parties to the equity pledge agreement for each of our material variable interest entities are Jack Ma and Simon Xie as the variable interest entity equity holders, the relevant variable interest entity and its corresponding wholly-foreign owned enterprise. All of the equity pledges relating to our material variable interest entities have been registered with the relevant office of the Administration for Industry and Commerce in China.

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

D.    Property, Plant and Equipment

       As of March 31, 2017, we occupied facilities around the world with an aggregate gross floor area of office buildings owned by us totaling 558,080 square meters. We maintain offices in Australia, China, France, Germany, Hong Kong, India, Indonesia, Italy, Japan, Malaysia, the Netherlands, the Philippines, Russia, Singapore, South Korea, Taiwan, Thailand, Turkey, the United Arab Emirates, the United Kingdom, the United States and Vietnam. In addition, we maintain data centers in Australia, China, Germany, Hong Kong, Singapore, the United Kingdom and the United States.

ITEM 4A.    UNRESOLVED STAFF COMMENTS

       Not Applicable.

ITEM 5    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.    Operating Results

       The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements and the related notes included elsewhere in this annual report and in particular, "Item 4. Information on the Company — B. Business Overview." This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under "Item 3. Key Information — D. Risk Factors" and elsewhere in this annual report. We have prepared our financial statements in accordance with U.S. GAAP. Our fiscal year ends on March 31 and references to fiscal years 2015, 2016 and 2017 are to the fiscal years ended March 31, 2015, 2016 and 2017, respectively.

Overview

       We achieved significant growth and strong operating results in fiscal year 2017. Our total revenue increased by 33% from RMB76,204 million in fiscal year 2015 to RMB101,143 million in fiscal year 2016, and further increased by 56% to RMB158,273 million (US$22,994 million) in fiscal year 2017. Our net income increased by 193% from RMB24,320 million in fiscal year 2015 to RMB71,289 in fiscal year 2016, and decreased by 42% to RMB41,226 million (US$5,989 million) in fiscal year 2017. Our net income in fiscal year 2016 included a deemed disposal gain of RMB24,734 million arising from the deconsolidation of Alibaba Pictures and a gain of RMB18,603 million from the revaluation of our previously held equity interest in Alibaba Health when we obtained control over Alibaba Health in July 2015. Our non-GAAP net income, which excludes the effect of these non-recurring gains, share-based compensation and certain other items, increased by 35% from RMB42,791 million in fiscal year 2016 to RMB57,871 million (US$8,408 million) in fiscal year 2017. For further information on non-GAAP financial measures we use in evaluating our operating results and for financial and operational decision-making purposes, see "Item 3. Key Information — A. Selected Financial Data — Non-GAAP Measures."

We believe our focus on long-term strategic priorities — globalization, rural expansion, and big data and cloud computing — has laid a strong foundation for future growth.

       We have experienced significant growth across various key metrics for our China retail marketplaces:

(1)
China commerce retail revenue per active buyer for each of the above periods is calculated by dividing the China commerce retail revenue for the previous 12-month period by the annual active buyers for the same 12-month period.

(2)
Mobile revenue per mobile MAU from China commerce retail, annualized is calculated by dividing mobile revenue from China commerce retail for the previous 12-month period by the mobile MAUs for the last month of the same period.

Our Operating Segments

       Starting from fiscal year 2017, we organize and report our business in four operating segments:

  •
  Core commerce;

  •
  Cloud computing;

  •
  Digital media and entertainment; and

  •
  Innovation initiatives and others.

       This new presentation reflects how we manage our business to maximize efficiency in allocating resources. This presentation also provides further transparency to our various businesses that are executing different phases of growth and operating leverage trajectories.

       We present segmental information after elimination of inter-company transactions. In general, revenue, cost of revenue and operating expenses are directly attributable, and are allocated, to each segment. We allocate costs and expenses that are not directly attributable to individual segments, such as those that support infrastructure across different operating segments, to different operating segments mainly on the basis of usage, revenue or headcount, depending on the nature of the relevant costs and expenses.

       In discussing the operating results of these four segments, we present each segment's revenue, income from operations and adjusted earnings before interest, taxes and amortization ("adjusted EBITA"). We also present revenue, income from operations and adjusted EBITA for prior periods for the corresponding businesses as if segment reporting had been adopted for those prior periods.

       Our reported segments are described below:

       Core commerce.    The core commerce segment is comprised of platforms operating in retail and wholesale commerce in China and international commerce. China commerce retail business primarily includes Taobao Marketplace, Tmall, Rural Taobao and commerce technologies and services. China commerce wholesale business includes 1688.com. International commerce retail business includes AliExpress and Lazada. International commerce wholesale business includes Alibaba.com.

       Cloud computing.    The cloud computing segment is comprised of Alibaba Cloud, which offers a complete suite of cloud services, including elastic computing, database, storage and content delivery network, or CDN, large scale computing, security, management and application services, big data analytics, a machine learning platform and other service offerings for enterprises of different sizes across various industries.

       Digital media and entertainment.    The digital media and entertainment segment operates businesses through our media properties, primarily including Youku Tudou and UCWeb.

       Innovation initiatives and others.    The innovation initiatives and others segment includes businesses such as YunOS, AutoNavi, DingTalk and others.

       The table below sets forth supplemental financial information of our reported segments for fiscal year 2017:

	Year ended March 31, 2017
	Core commerce	Cloud computing	Digital media and entertainment	Innovation initiatives and others	Unallocated(1)	Consolidated
	RMB	RMB	RMB	RMB	RMB	RMB	US$
	(in millions, except percentages)
Revenue	133,880	6,663	14,733	2,997	—	158,273	22,994
Income (loss) from operations	74,180	(1,681)	(9,882)	(6,798)	(7,764)	48,055	6,981
Add: Share-based compensation expense	5,994	1,201	1,454	3,017	4,329	15,995	2,324
Add: Amortization of intangible assets	2,258	4	1,886	656	318	5,122	744

Adjusted EBITA	82,432	(476)	(6,542)	(3,125)	(3,117)	69,172	10,049

Adjusted EBITA margin	62%	(7)%	(44)%	(104)%		44%

(1)
Unallocated expenses are primarily related to corporate administrative costs and other miscellaneous items that are not allocated to individual segments.

Our Monetization Model

       We derive revenue from our four business segments: core commerce, cloud computing, digital media and entertainment, and innovation initiatives and others. We derive most of our revenue from our core commerce segment, which accounted for 85% of our total revenue in fiscal year 2017, while cloud computing, digital media and entertainment, and innovation initiatives and others contributed 4%, 9% and 2%, respectively. We derive a substantial majority of our core commerce revenue from online marketing services. The revenue model of our online marketing services is primarily performance-based or impression-based. Performance-based marketing uses clicks or transactions as the measurement unit for performance. Impression-based marketing uses the number of impressions delivered to the user. The pricing of our marketing services is typically set by market-based bidding systems so that each marketer determines the price it is willing to pay for the services.

       The amount marketers are willing to pay for our online marketing services is a function of their expected return on investment from our value propositions, including the expected sales volume to be generated on our platforms, the expected lifetime value of online and offline customers acquired from our platforms, and the expected brand awareness and brand association, both online and offline, generated by marketing on our platforms.

Core Commerce

       Our core commerce segment is primarily comprised of our China and international commerce retail businesses and our China and international commerce wholesale businesses. The revenue we generate from our China and international commerce retail businesses is highly correlated with the number and engagement of the consumers on our platforms, and the various value propositions of branding, marketing, distribution and productivity enhancements we offer merchants and brands, through our data and technology capabilities. The revenue we generate from our China and international commerce wholesale businesses is largely driven by the number of paying members and the value of the wholesale marketplaces as distribution and marketing platforms.

       China Commerce Retail.    We generate revenue from our China commerce retail business primarily through the monetization models described below. In fiscal year 2017, approximately 72% of the GMV on our China retail marketplaces was settled through Alipay. In fiscal year 2017, we generated 68% and 30% of our China commerce retail revenue from online marketing services and commissions, respectively.

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

  For both P4P marketing and display marketing services, we generate a portion of our revenue through third-party marketing affiliates. Revenue from P4P and display marketing services provided through third- party marketing affiliates represented 3%, 3% and 3% of our total revenue in fiscal years 2015, 2016 and 2017, respectively, and this revenue is recognized on a gross basis.

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

  •
  Placement services, where Taobao Marketplace and Tmall merchants pay placement fees to purchase promotional slots on Juhuasuan for a specified period.

       Commissions on transactions.    In addition to purchasing online marketing services, merchants also pay a commission based on a percentage of transaction value generated on Tmall (including Juhuasuan). The commission percentages typically range from 0.4% to 5.0% depending on the product category. The commission rate we establish varies according to our estimate of the industry profit margins in specific product categories. For example, for categories that typically have lower gross margins, such as consumer electronics, we charge a lower commission rate, whereas for categories such as apparel, where gross margins are generally higher for the merchants, we charge a higher commission rate.

       Storefront fees.    Our revenue from storefront fees is primarily comprised of monthly subscription fees for Wangpu ( ), our storefront software that includes a suite of tools that assist merchants in upgrading, decorating and managing their storefronts.

Purchaser of services:	Taobao Marketplace	Tmall
Taobao Marketplace merchants	• P4P marketing fees • Display marketing fees • Taobaoke commissions • Storefront fees • Other fees(1)	• Juhuasuan commissions and placement fees
Tmall merchants	• P4P marketing fees • Display marketing fees	• Commissions • P4P marketing fees • Display marketing fees • Taobaoke commissions • Juhuasuan placement fees

(1)
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

       China Commerce Wholesale.    We generate revenue from our China wholesale marketplace, 1688.com, primarily through:

  •
  Memberships and value-added services.  Revenue from our China wholesale marketplace is primarily from the sale of China TrustPass memberships, which allow wholesalers to host premium storefronts, with access to basic data analytic applications, and upgraded storefront management tools, as well as from value-added services, such as premium data analytics. In fiscal year 2017, we generated 70% of our China commerce wholesale revenue from memberships and value-added services.

  •
  Online marketing services.  Revenue from online marketing services on our China wholesale marketplace is primarily derived from P4P marketing services. In fiscal year 2017, 30% of our China commerce wholesale revenue was generated from online marketing services.

       International Commerce Retail.    We generate revenue from our international commerce retail businesses, AliExpress and Lazada, primarily through:

  •
  Commissions and direct sales:  merchants pay a commission based on a percentage of the transaction value they generate on AliExpress. The commissions are typically 5% to 8% of the transaction value. In the twelve months ended March 31, 2017, transaction value on AliExpress was US$7.2 billion. We also generate revenue from Lazada primarily through direct sales of merchandise.

  •
  Online marketing services:  We also generate revenue on AliExpress from merchants who participate in the third-party affiliate marketing program and those who purchase P4P marketing services.

       International Commerce Wholesale.    We generate revenue from our global wholesale marketplace, Alibaba.com, primarily through:

  •
  Memberships and online marketing services.  Revenue from our global wholesale marketplace is primarily generated from the sale of our Gold Supplier memberships on Alibaba.com, which allow wholesalers to host premium storefronts with product listings on the marketplace, as well as additional online marketing services, primarily P4P marketing services. In fiscal year 2017, 65% of our international commerce wholesale revenue was generated from memberships and online marketing services.

  •
  Value-added services.  We generate revenues from providing import/export business solutions, such as custom clearance and VAT refunds, and other value-added services, such as product showcases. In fiscal year 2017, we generated 35% of our international commerce wholesale revenue from these value-added services.

Cloud Computing

       We generate revenue from cloud computing services primarily from the time- and usage-based provision of cloud computing services, such as elastic computing, database, storage and CDN, large scale computing, security, management and application services, big data analytics and a machine learning platform, as well as from web-hosting and domain name registration.

Digital Media and Entertainment

       We generate revenue from Youku Tudou and UCWeb primarily through P4P marketing services, display marketing services and subscriptions.

Innovation Initiatives and Others

       We generate revenue from businesses such as AutoNavi, YunOS and other innovation initiatives. Other revenue also includes annual fees payable by Ant Financial Services or its affiliates to us, calculated at 2.5% of the daily average book balance of the SME loans generated by the SME loan business we transferred to Ant Financial Services upon the completion of the restructuring of our relationship with Ant Financial Services in early February 2015. Prior to this sale, other revenue also included interest income generated by the SME loan business.

Factors Affecting Our Results of Operations

       Our Ability to Create Value for Our Users and Generate Revenue.    Our ability to create value for our users and generate revenue is driven by the factors described below:

  •
  Number and engagement of consumers.  Consumers are attracted to our platforms by the breadth of personalized content and the interactive user experience these platforms offer. Our platforms include a comprehensive selection of product and service offerings as well as engaging content, such as news feeds on our Taobao App and UC Browser, entertainment content on Youku Tudou, music and sports. Consumers enjoy an engaging social experience by interacting with each other and with merchants and brands on our platforms. We leverage our big data insights to further optimize the relevance of this rich content we provide to our users. The engagement of consumers in our ecosystem is affected by our ability to continue to enhance and expand our product and service offerings and improve user experience.

  •
  Broader value offered to merchants, brands and other businesses.  Merchants, brands and other businesses use our products and services to help them acquire and retain customers, build brand awareness and engagement, complete transactions, and enhance their operating efficiency. We offer merchants a complete suite of services and tools powered by our data insights, to help them effectively engage consumers and efficiently manage their operations. In addition, we empower businesses of different sizes across various industries through our comprehensive enterprise cloud service offerings.

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

       Operating Leverage of Our Business Model.    Our business model has significant operating leverage and our ecosystem enables us to realize structural cost savings. For example, Taobao Marketplace drives significant traffic to Tmall as Tmall product listings also appear on Taobao Marketplace search result pages. Further, the large number of consumers on our marketplaces attracts a large number of merchants, who become customers for our online marketing and storefront services. In addition, the vast consumer base of our ecosystem presents cross-selling opportunities to a variety of our platforms, such as our ability to promote our digital media and entertainment services, including Youku Tudou, to consumers on our marketplaces. These network effects allow for lower traffic acquisition costs and provide synergies across our businesses.

       Our Investment in User Base, Technology, People and Infrastructure.    We have made, and will continue to make, significant investments in our platforms and ecosystem to attract consumers and merchants, enhance user experience and expand the capabilities and scope of our platforms. We expect our investments will include expanding our core commerce offerings, enhancing our cloud computing business, content and user acquisition to further develop our digital media and entertainment business, new innovation initiatives and new technologies as well as executing our globalization strategy. Our operating leverage and margin levels enable us to continue to invest in our people, particularly engineers, scientists and product management personnel, as well as in our underlying technology capabilities and infrastructure. In addition, as a result of our financial strength, we expect to invest in the above mentioned new and existing businesses which will lower our margins but deliver overall long-term growth.

       Strategic Investments and Acquisitions.    We have made, and intend to make, strategic investments and acquisitions to increase user acquisition and engagement, improve customer experience and expand our product and service offerings. Our strategic investments and acquisitions may affect our future financial results, including our margins and our net income. For example, we expect that our acquisitions of Youku Tudou and a controlling stake in Lazada and our recent privatization of Intime will have a negative effect on our financial results, at least in the short term. In addition, some of our acquisitions and investments may not be successful. We have incurred impairment charges in the past and may incur impairment charges in the future.

Components of Results of Operations

Revenue

       The following table sets forth the principal components of our revenue for the periods indicated:

	Year ended March 31,
	2015		2016		2017
	RMB	% of revenue	RMB	% of revenue	RMB	US$	% of revenue
	(in millions, except percentages)
Core commerce:
China commerce retail	59,732	78%	80,033	79%	114,109	16,578	72%
China commerce wholesale	3,205	4%	4,288	4%	5,679	825	4%
International commerce retail	1,768	3%	2,204	2%	7,336	1,066	5%
International commerce wholesale	4,718	6%	5,425	6%	6,001	872	4%
Others	113	0%	385	0%	755	109	0%

Total core commerce	69,536	91%	92,335	91%	133,880	19,450	85%

Cloud computing	1,271	2%	3,019	3%	6,663	968	4%
Digital media and entertainment	2,191	3%	3,972	4%	14,733	2,141	9%
Innovation initiatives and others	3,206	4%	1,817	2%	2,997	435	2%

Total	76,204	100%	101,143	100%	158,273	22,994	100%

       We generate most of our revenue from our core commerce segment. We also earn revenue from services associated with our cloud computing segment, digital media and entertainment segment as well as innovation initiatives and others segment. A substantial majority of our revenue is attributable to our businesses in China. See "— Our Monetization Model" for additional information regarding our revenue.

Cost of Revenue

       The principal components of our cost of revenue include: content acquisition costs paid to third parties for our online media properties; logistics costs relating to fulfillment services provided to us by our affiliate Cainiao Network, primarily related to Tmall Supermarket; traffic acquisition costs paid to third-party marketing affiliates either at a fixed price or on a revenue sharing basis; payment processing fees paid to Alipay or other financial institutions; cost of inventory; expenses associated with the operation of our websites, such as bandwidth and co-location fees, and depreciation and maintenance expenses for our computers, servers, call centers and other equipment; salary, bonuses, benefits and share-based compensation expense relating to customer service and web operation personnel and payment processing consultants; rebates and subsidies mainly relating to our new business initiatives; business taxes and related surcharges; and allowance for doubtful accounts in relation to the micro loans and VAT receivables.

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

Interest and Investment Income, Net

       Interest and investment income, net consists of interest income, investment gain or loss related to our treasury management activities and gain or loss on deemed disposals, disposals and revaluation of our long term equity investments. Our interest and investment income, net was more significant in fiscal year 2016 as a result of a deemed disposal gain of RMB24,734 million arising from the deconsolidation of Alibaba Pictures and a gain of RMB18,603 million from the revaluation of our previously held equity interest in Alibaba Health.

Interest Expense

       Our interest expense is comprised of interest payments and amortization of upfront fees and incidental charges primarily associated with our unsecured senior notes issued in November 2014 to refinance our previous syndicated loan arrangements and the US$4.0 billion five-year term loan facility drawn down in fiscal year 2017. In addition, in April 2017, we replaced our US$3.0 billion revolving credit facility, which was not drawn, with a new US$5.15 billion revolving credit facility, which we have not yet drawn as of the date of this annual report.

Other Income, Net

       Other income, net primarily consists of exchange gain or loss, royalty fees and software technology service fees paid by Alipay, as well as government grants. Exchange gain or loss, arising from our operations and treasury management activities, recognized in our income statement is largely a result of depreciation or appreciation of RMB, respectively. The amount is also partially affected by the currency movements on our hedging activities related to the portion that is deemed ineffective from an accounting perspective. Alipay pays us royalty fees and software technology service fees pursuant to an intellectual property and software technology services agreement, as amended in August 2014, or the amended Alipay IPLA. See "Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Agreements and Transactions Related to Ant Financial Services and its Subsidiaries — Share and Asset Purchase Agreement — Alipay Intellectual Property License and Software Technology Services Agreement" for further information on the arrangements between us and Alipay. Government grants primarily relate to grants by central and local governments in connection with our contributions to technology development and investments in local business districts. These grants may not be recurring in nature, and we recognize the income when the grants are received and no further conditions need to be met.

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

Hong Kong Profits Tax

       Our company's subsidiaries incorporated in Hong Kong were subject to Hong Kong profits tax rate of 16.5% in fiscal years 2015, 2016 and 2017.

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

       Certain subsidiaries received the above preferential tax treatments during calendar years 2014, 2015, 2016 and 2017. One of our major subsidiaries in China, Zhejiang Tmall Technology Co. Ltd., which is a wholly foreign-owned enterprise primarily involved in the operation of Tmall was subject to an EIT rate of 12.5% (or 50% of the standard statutory rate) in calendar years 2014, 2015 and 2016, and is subject to an EIT rate of 15% thereafter for so long as the subsidiary continues to qualify as a High and New Technology Enterprise. Two of our subsidiaries in China, Taobao (China) Software Co. Ltd. and Alibaba (China) Technology Co. Ltd., which are also wholly foreign owned enterprises primarily involved in the operations of Taobao Marketplace and wholesale marketplaces respectively, were recognized as key software enterprises in calendar years of 2013, 2014 and 2015 and they were subject to an EIT rate of 10%. Key Software Enterprise status is subject to review by the relevant authorities every year and the timing of annual review and notification by the relevant authorities may vary from year to year. The annual review and notification relating to the renewal of the Key Software Enterprises status for the calendar years of 2016 and 2017 had not yet been obtained as of March 31, 2017. Accordingly Alibaba China and Taobao China

continued to apply an EIT rate of 15% as High and New Technology Enterprises for the accounting of taxation during these periods. The related tax adjustments in relation to the change in applicable EIT rate will be accounted for in the period prospectively in which Key Software Enterprise status is recognized.

VAT and Other Levies

       Our major PRC subsidiaries are subject to VAT on revenue earned for our services under a national VAT reform program. In general, the applicable VAT rate on the revenue earned for services is 6% with companies entitled to credit VAT paid on certain purchases against VAT on sales. Revenue is recognized net of VAT in our consolidated income statement.

PRC Withholding Tax

       Pursuant to the EIT Law, a 10% withholding tax is generally levied on dividends declared by companies in China to their non-resident enterprise investors. A lower withholding tax rate of 5% is applicable for direct foreign investors incorporated in Hong Kong with at least a 25% equity interest in the PRC company and who meet the relevant conditions or requirements pursuant to the tax arrangement between the PRC and Hong Kong. As the equity holders of our major subsidiaries in China are qualified Hong Kong incorporated companies, our deferred tax liabilities for distributable earnings are calculated based on a 5% withholding tax. As of March 31, 2017, we have fully accrued the withholding tax on the earnings distributable by all of our subsidiaries in China, except for those being reserved for permanent reinvestment in China of RMB28.2 billion (US$4.1 billion).

Share-based Compensation

       We have various equity incentive plans pursuant to which the employees, consultants and directors of our company, our affiliates and certain other companies, such as Ant Financial Services, are granted options or awarded RSUs to acquire our ordinary shares. We believe share-based awards are vital to attract, incentivize and retain our employees and consultants. In addition to on-hire grants for new recruits above a specific job level, we also make performance grants on an annual basis and promotion grants on a semi-annual basis to our top performing employees. RSUs and share options granted in the above categories are generally subject to a four-year vesting schedule. Depending on the nature and the purpose of the grant, share options and RSUs generally vest 25% upon the first anniversary of the vesting commencement date or 50% upon the second anniversary of the vesting commencement date, and thereafter 25% every year. Starting in fiscal year 2015, RSUs and share options granted to our senior management members as performance grants were subject to a six-year pro rata vesting schedule. We believe share-based awards are the appropriate tool to align the interests of the grantees with those of our shareholders.

       In addition, Junhan, a major equity holder of Ant Financial Services, has granted certain share-based awards similar to share appreciation awards linked to the valuation of Ant Financial Services to a significant number of our employees. These share-based awards have vesting schedules that are conditioned upon the fulfillment of requisite services to us, and the awards will be settled in cash by Junhan upon disposal by our employees. We have no obligation to reimburse Junhan, Ant Financial Services or its subsidiaries for the cost associated with these awards. See "Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transaction — Agreements and Transactions Related to Ant Financial Services and its Subsidiaries — Equity-based Award Arrangements."

       We recognized share-based compensation expense of RMB13,028 million, RMB16,082 million and RMB15,995 million (US$2,324 million) in fiscal years 2015, 2016 and 2017, respectively, representing 17%, 16%

and 10% of our revenue in those respective periods. The following table sets forth an analysis of share-based compensation expense by function for the periods indicated.

	Year ended March 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
	(in millions)
Cost of revenue	4,176	4,003	3,893	566
Product development expenses	3,876	5,703	5,712	830
Sales and marketing expenses	1,235	1,963	1,772	257
General and administrative expenses	3,741	4,413	4,618	671

Total	13,028	16,082	15,995	2,324

       Share-based compensation expense increased in fiscal years 2016 and 2017 as compared to fiscal year 2015 due to the increase in average fair market value of the awards granted. In addition, as a result of "mark-to-market" accounting required under U.S. GAAP, the increase in share-based compensation expense also reflected the re-measurement charge relating to our share-based awards granted to the employees of Ant Financial Services and share-based awards of Ant Financial Services granted to our employees by Junhan. The following table sets forth an analysis of share-based compensation expense by type of awards:

	Year ended March 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
	(in millions)
Alibaba Group share-based awards granted to:
— Our employees	6,800	9,596	11,810	1,716
— Ant Financial Services employees and other consultants(1)	2,263	889	1,277	186
Ant Financial Services share-based awards granted to our employees(1)	3,788	5,506	2,188	318
Others	177	91	720	104

Total share-based compensation expense	13,028	16,082	15,995	2,324

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

       We expect that our share-based compensation expense will continue to be affected by the change in fair value of our shares, our subsidiaries' share-based awards and the quantity of awards we grant to our employees and consultants in the future. Furthermore, our share-based compensation expense will also be affected by the anticipated increase in fair value of share-based awards of Ant Financial Services. As a result of these factors, we expect that our share-based compensation expense will likely increase. See "— Critical Accounting Policies and Estimates — Share-based Compensation Expense and Valuation of the Underlying Awards" for additional information regarding our share-based compensation expense.

Recent Investment, Acquisition and Strategic Alliance Activities

       In addition to organic growth, we have made, or have entered into agreements to make, strategic investments, acquisitions and alliances that are intended to further our strategic objectives. The financial results for these strategic transactions that were completed are reflected in our operating results beginning with the period of their respective completion. The investments in which we did not obtain control are accounted for under the equity method if we have significant influence over the investees through investment in common stock or in-substance common stock, or otherwise under the cost method or accounted for as investment securities based on our accounting policies over different categories of investments and merger and acquisition activities. For the details of our accounting policies for each category of our investments, see notes 2(d), 2(s) and 2(t) to our audited consolidated financial statements for the years ended March 31, 2015, 2016 and 2017 included elsewhere in this annual report.

       Our investment and acquisition strategy focuses on three objectives:

  •
  increasing user acquisition and engagement;

  •
  improving customer experience; and

  •
  expanding our product and service offerings.

       We take a deliberate and staged approach to our investment and acquisition strategy. In some cases, we may begin with an initial minority investment followed by business cooperation. We have chosen to make minority investments in some circumstances instead of full acquisitions for one or more of the following reasons: (i) the investee has strong management, where we allow them to have operating independence and potential upside tied to their business in order to retain them; (ii) the investee does not fit within our core business operations but can generate strategic synergies through an equity relationship; and/or (iii) the investee demonstrates clear strategic value to us but capital or integration risk in the near term suggests a deliberate and phased-in approach. Where the business results, cooperation and the overall relationship established with the management of the investee company show increasing value to our ongoing business strategy, we may increase our investment or acquire the investee company completely. Examples of this type of approach include our investments in UCWeb, AutoNavi, Youku Tudou and Intime, where the period from initial investment to eventual acquisition spanned more than one fiscal year.

       We have funded our strategic acquisitions and investments primarily from cash generated from our operations and through debt and equity financing. Our debt financing primarily consists of unsecured senior notes and bank borrowings. We have issued an aggregate of US$8.0 billion unsecured senior notes. We have entered into a five-year term loan facility of US$4.0 billion, which was fully drawn down as of March 31, 2017. In addition, in April 2017, we replaced our US$3.0 billion revolving credit facility, which was not drawn, with a new US$5.15 billion revolving credit facility, which we have not yet drawn. Going forward, we expect to fund additional investments through cash generated from our operations and through debt and equity financing when opportunities arise in the future. Although we expect our margins to be negatively affected by acquisitions of target companies with lower or negative margins, such as our acquisitions of Youku Tudou and a controlling stake in Lazada and our recent privatization of Intime, we do not expect our investment activities to have any significant negative impact on our liquidity or operations. We believe acquired businesses operating at a loss do not detract from the total value of our company because they bring clear strategic value to us in the long run. However, there can be no assurance that our future financial results would not be materially and adversely affected if our strategic investments and acquisitions are not successful. See "Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Industry — Increased investments in our business, strategic acquisitions and investments as well as our focus on long-term performance and maintaining the health of our ecosystem may negatively affect our margins and our net income" and "Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Industry — We face risks relating to our acquisitions, investments and alliances."

       Our significant recent strategic investments and acquisitions (including those that are under definitive agreement but have not closed) in fiscal year 2017 and the period through the date of this annual report are set forth below. For those investments and acquisitions described below that have not yet closed, there can be no assurance that the closing conditions will be satisfied in a timely manner or at all.

Core Commerce and New Retail

       Intime Retail (Group) Company Limited, or Intime, a leading department store operator in China that was listed on the Hong Kong Stock Exchange. Pursuant to an initial investment in July 2014 and a conversion into equity of convertible debt securities in June 2016, we owned approximately 28% of the equity interest in Intime immediately before its privatization. In May 2017, we and Mr. Shen Guo Jun, the founder of Intime, completed the privatization of Intime. We paid a total cash consideration of approximately HK$12.6 billion (US$1.6 billion) in the privatization. Upon the completion of the privatization, we increased our shareholding in the company to approximately 74% and became the controlling shareholder. We expect Intime to support our strategy to transform conventional retail by leveraging our substantial consumer reach, rich data and technology.

       Sanjiang Shopping Club Co., or Sanjiang, one of the leading neighborhood grocery chains in Zhejiang province that is listed on the Shanghai Stock Exchange. In November 2016, we agreed to invest RMB2.1 billion (US$0.3 billion) to acquire existing ordinary shares from, and exchangeable bonds issued by, the controlling shareholder of Sanjiang, as well as to subscribe for newly issued ordinary shares, representing an approximately 35% equity interest in Sanjiang. We completed the acquisition of existing ordinary shares in January 2017, representing an approximately 9% equity interest in Sanjiang, at a consideration of RMB439 million (US$64 million). The completion of the subscription of newly issued ordinary shares and the exchangeable bonds is subject to a number of customary closing conditions. Enabled by our technology solutions, Sanjiang plans to pilot a new shopping format at its local grocery stores to enhance the shopping experience for fresh and perishable products.

Local Services

       Koubei Holding Limited, or Koubei, a joint venture that we set up together with Ant Financial Services during fiscal year 2016. Koubei integrates the convenience aspects of mobile commerce and big data to provide consumers with information and promotional benefits from local establishments in China. We have invested a total cash amount of RMB3.0 billion and also injected certain related businesses into Koubei. In January 2017, Koubei completed a US$1.1 billion equity financing through issuance of convertible preferred shares to investors led by Silver Lake, CDH Investments, Yunfeng Capital and Primavera Capital. This transaction provides Koubei with a strong capital base to execute on its aggressive growth strategy. As of the date of this annual report, we held an approximately 38% equity interest in Koubei on a fully diluted basis. Through Koubei, we participate in the local establishment sector in a "closed loop" manner, which is characterized by the "online-to-offline" interaction of users obtaining information and receiving promotional offers, mostly through a mobile device, and then visiting the physical establishment to enjoy the services while making on-location payment with Alipay.

       Rajax Holding, or Ele.me ( ), one of the largest mobile food ordering and delivery services platforms in China, covering over 1,500 districts and counties as of March 31, 2017. In August 2016, we and Ant Financial Services completed a subscription for newly issued preferred shares in Ele.me for a total combined investment amount of US$1,250 million, of which our total investment was US$900 million. In April 2017, we and Ant Financial Services further subscribed for newly issued preferred shares in Ele.me for a total combined investment amount of US$400 million, of which our investment was US$288 million. As of the date of this annual report, our effective equity interest in Ele.me was approximately 23% on a fully-diluted basis. Ele.me complements our investment in Koubei in local services, focusing on food ordering and delivery characterized by high-frequency usage and last-mile logistics within a city.

       Xiaoju Kuaizhi Inc., or Didi Chuxing, the leading transportation network company that provides vehicles and taxis for hire in China via smartphone applications. In June 2016, we completed a US$200 million investment in the preferred shares of Didi Chuxing. As of the date of this annual report, we owned an approximately 6% equity interest in Didi Chuxing on a fully-diluted basis, for a total investment cost of US$645 million. We have a cooperation agreement with Didi Chuxing relating to the adoption of navigation and map services provided by AutoNavi to the riders and drivers of Didi Chuxing's services, which is aimed at further increasing the user base and usage of AutoNavi's services.

Digital Media and Entertainment

       Youku Tudou, Inc., or Youku Tudou, a leading multi-screen entertainment and media company in China that was previously listed on the New York Stock Exchange. In May 2014, we, through a holding company, invested US$1,090 million to purchase Class A ordinary shares of Youku Tudou, representing an effective equity interest of 16.5% on a fully diluted basis. We made this investment together with a Yunfeng Fund, which invested US$132 million for an approximately 2% equity interest on the same terms. In April 2016, we completed the privatization of Youku Tudou for total cash consideration of US$4.4 billion and Youku Tudou became our consolidated subsidiary, with a Yunfeng Fund holding an approximately 2% minority interest. Subsequent to the completion of the privatization and as a resolution to negotiations with certain former members of management and shareholders of Youku Tudou with respect to an option to purchase up to 15% of its equity, we issued our ordinary shares and RSUs to certain former members of management and shareholders in April 2017. In November 2016, we consolidated our digital media and entertainment businesses, including Youku Tudou, under a single management team to realize greater synergies within the segment and with our other businesses. Youku Tudou is a core part of our strategy to offer digital entertainment to consumers in our ecosystem, thereby strengthening user engagement and loyalty as well as enabling a new marketing channel for the merchants and brands in our ecosystem.

       Weibo Corporation, or Weibo, a leading social media platform in China that is listed on the Nasdaq Global Select Market. In April 2013, we invested US$586 million to purchase preferred and ordinary shares representing an approximately 18% equity interest in Weibo on a fully-diluted basis. In connection with Weibo's initial public offering in April 2014, we acquired additional shares of Weibo for an aggregate purchase price of US$449 million pursuant to our option to increase our equity interest in Weibo to approximately 30% on a fully-diluted basis. All of the preferred shares we held in Weibo were automatically converted into ordinary shares of Weibo upon completion of Weibo's initial public offering. In September 2016, we acquired additional shares of Weibo from certain existing shareholders of Weibo for an aggregate purchase price of US$135 million. We currently hold an approximately 31% equity interest in Weibo, representing approximately 16% of its voting power. Weibo's powerful and influential social media platform increases user acquisition and engagement on our China retail marketplaces.

       Pony Media Holdings Inc., or Damai, a leading online ticketing platform for live events such as concerts and theater shows in China. In July 2014, we subscribed for preferred shares representing an approximately 32% equity interest on a fully-diluted basis in Damai for a total consideration of US$133 million. In March 2017, we acquired all of the issued and outstanding shares of Damai that we did not already own for a total consideration of US$393 million, and Damai became our wholly-owned subsidiary. Damai forms a strategic part of the value chain in our digital media and entertainment business, providing distribution and marketing opportunities for live content.

Healthcare

       Alibaba Health Information Technology Limited, or Alibaba Health, a pharmaceutical e-commerce business operator and healthcare network service provider that is listed on the Hong Kong Stock Exchange. Its principal activities consist of pharmaceutical e-commerce, a medical services network business and the operation of product tracking platforms in China. It also provides outsourced services for product categories related to Tmall's online pharmacy business pursuant to a services agreement between us and Alibaba Health. Pursuant to an agreement with a Yunfeng Fund, we currently control the holding company that holds approximately 54% of the equity interest in Alibaba Health (including a 38% effective equity interest in Alibaba Health held by the holding company that is attributable to us). In May 2017, we agreed to transfer our business relating to certain regulated health food products on Tmall to Alibaba Health for an aggregate consideration of HK$3.8 billion (US$489 million), which will be paid through the issuance of approximately 1.2 billion newly issued ordinary shares of Alibaba Health. The transaction is subject to customary closing conditions, including approval by the independent shareholders of Alibaba Health. Upon the closing of this transaction, our effective equity ownership of Alibaba Health will increase to approximately 46%. Alibaba Health is the flagship vehicle for us to execute our data-driven healthcare strategy.

Logistics

       We have made investments in a number of logistics-related companies as part of our strategy to enhance the consumer experience in our core commerce business through predictable, speedy and high quality logistics services. Below is a description of the major investments in this area in fiscal year 2017 and the period through the date of this annual report.

       Qingdao Goodaymart Logistics Co., Ltd., or RRS, a subsidiary of Haier Electronics Group Co., Ltd., or Haier, a company listed on the Hong Kong Stock Exchange. In March 2014, as part of our strategy for providing better delivery and installation services to consumers, we paid a total purchase price of HK$2,821 million to acquire a 9.9% equity interest in RRS and an approximately 2% equity interest in Haier, as well as a convertible and exchangeable bond, which we exchanged for an approximately 24% effective equity interest in RRS in January 2017. In May 2017, we participated in a new financing round of RRS and paid a cash consideration of RMB340 million (US$49 million). As of the date of this annual report, we own an approximately 34% equity interest in RRS. Our investments in Haier and RRS have enabled our China retail marketplaces to gain a competitive advantage in the large home appliance category through high quality delivery, installation and after-sale services.

       YTO Express Group Co., Ltd, or YTO Express, one of the leading express courier companies in China. In May 2015, we invested RMB1,500 million in YTO Express, representing an equity interest of 12% in the company. YTO Express became listed on the Shanghai Stock Exchange in September 2016 as a result of a reverse takeover. Concurrent with its listing, we subscribed for newly issued shares of YTO Express for cash consideration of RMB420 million (US$61 million). As of the date of this annual report, we held an approximately 11% equity interest in YTO Express. YTO Express is one of the fifteen strategic express courier partners participating in the data platform of Cainiao Network to fulfill the logistics needs of businesses, including our core commerce business. We invested in YTO Express so that we can leverage our shareholding relationship to establish delivery service standards and new service offerings for online shopping. Once implemented and tested, these standards and offerings may be rolled out to other delivery partners of Cainiao Network, enhancing the overall consumer experience in retail commerce.

       Singapore Post Limited, or SingPost, the national postal service provider in Singapore and a leading provider of e-commerce and logistics solutions in the Asia-Pacific region that is listed on the Singapore Stock Exchange. In January 2017, we completed our subscription for newly issued ordinary shares of SingPost for cash consideration of approximately S$187 million (US$134 million), after which our equity interest in SingPost increased to approximately 14%. We also invested S$86 million (US$62 million) for a 34% equity interest in a wholly-owned subsidiary of SingPost in October 2016, which provides end-to-end e-commerce logistics and fulfillment services across the Asia-Pacific region.

International Expansion

       Lazada Group S.A., or Lazada, a company that operates e-commerce platforms in Indonesia, Malaysia, the Philippines, Singapore, Thailand and Vietnam, with local language websites and mobile apps in each of the six markets. In April 2016, we completed an acquisition of a controlling stake in Lazada for total cash consideration of US$1.0 billion. Lazada offers third-party brands and merchants a marketplace solution with simple and direct access to consumers in these six countries through one retail channel. Lazada also sells products owned by its retail operations. It has developed its own logistics infrastructure with warehouses and a last-mile delivery fleet to offer quick and reliable delivery to its customers. We intend that Lazada will be our vehicle for expansion into the Southeast Asia consumer market, including potential cross-border opportunities introducing Chinese merchants and international brands to Southeast Asian consumers.

       One97 Communications Limited, or Paytm, the largest mobile payment platform in India in 2016 in terms of market share, according to PayNXT360. As of the date of this annual report, we owned an approximately 9% equity interest in Paytm. In March 2017, Paytm completed the spin-off of its e-commerce business, Paytm E-Commerce Private Limited, or Paytm Mall, to the shareholders of Paytm. Upon the establishment of Paytm Mall, we subscribed for an approximately 8% equity interest at par value. In March 2017, we subscribed for newly issued preferred shares in Paytm Mall for total cash consideration of US$177 million, which brought our total equity interest in Paytm Mall to approximately 36% on a fully-diluted basis. The investments in Paytm and Paytm Mall are part of our strategy of expansion into India. Ant Financial Services is also a shareholder of both Paytm and Paytm Mall.

Others

       AGTech Holdings Limited, or AGTech, an integrated lottery technology and services company in China that is listed on the Hong Kong Growth Enterprise Market. In August 2016, we and Ant Financial Services completed the subscription for newly issued ordinary shares and convertible bonds of AGTech for a total investment amount of HK$2,388 million (US$307 million), of which our total investment is HK$1,433 million (US$184 million). Upon the completion of the transaction, AGTech became our consolidated subsidiary. In March 2017, we converted a portion of the convertible bonds into ordinary shares of AGTech. As of the date of this annual report, we owned an approximately 55% equity interest in AGTech. We intend that AGTech will be our vehicle for participating in the lottery business in China.

Acquired Intangible Assets and Goodwill

       When we make an acquisition, consideration that exceeds the book value of the acquired assets and liabilities is allocated to acquired intangible assets and goodwill. We have and will continue to incur amortization expenses as we amortize acquired intangible assets over their estimated useful life on a straight-line basis. We do not amortize our goodwill. We test intangible assets and goodwill periodically for impairment, and any impairment may materially and adversely affect our financial condition and results of operations. Some of our acquisitions and investments may not be successful, and we may incur impairment charges in the future. For additional information, see "— Critical Accounting Policies and Estimates — Impairment Assessment on Goodwill and Intangible Assets" and "Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Industry — We face risks relating to our acquisitions, investments and alliances."

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

Cainiao Network

       In May 2013, we established a joint venture, Cainiao Network Technology Co., Ltd., a company incorporated in China, together with other parties with significant operational experience in logistics, retail and real estate in China. In March 2016, Cainiao Network Technology Co., Ltd. completed a restructuring process to establish a new holding company in the Cayman Islands, and as a result became a wholly-owned subsidiary of Cainiao Network. As of March 31, 2017, we own an approximately 47% equity interest in Cainiao Network. The following table is a summary of key unaudited financial information of Cainiao Network. The financial data presented for periods prior to the restructuring process represents the unaudited financial information of Cainiao Network Technology Co., Ltd. See note 4(x) to the audited consolidated financial statements included elsewhere in this annual report for further details.

Income statement data:

	Twelve months ended December 31,
	2014	2015	2016
	RMB	RMB	RMB
	(in millions)
Revenue	941	3,099	9,349
Net loss	(183)	(617)	(2,242)

Balance sheet data:

	As of December 31,
	2015	2016
	RMB	RMB
	(in millions)
Total assets	5,929	20,925
Total liabilities	1,761	7,565
Total equity	4,168	13,360

       We recorded our share of the net loss of Cainiao Network of RMB90 million, RMB295 million and RMB1,056 million (US$153 million) in fiscal years 2015, 2016 and 2017, respectively. We also have commercial arrangements conducted on an arm's length basis with Cainiao Network to receive certain logistics services, primarily related to Tmall Supermarket, which are recorded in our cost of revenue. For additional details of the related party transactions with Cainiao Network, see "Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Transactions with Cainiao Network." Our logistics service costs paid or payable to Cainiao Network accounted for approximately 43% of its revenue for the twelve months ended December 31, 2016.

Koubei

       The following table is a summary of key unaudited financial information of Koubei:

Income statement data:

	From the date of incorporation to December 31,	Twelve months ended December 31,
	2015	2016
	RMB	RMB
	(in millions)
Revenue	31	313
Net loss	(1,735)	(2,312)

Balance sheet data:

	As of December 31,
	2015	2016
	RMB	RMB
	(in millions)
Total assets	1,731	3,971
Total liabilities	445	1,068
Total equity	1,286	2,903

       We recorded our share of the net loss of Koubei of RMB867 million and RMB990 million (US$144 million) in fiscal years 2016 and 2017, respectively.

Alibaba Pictures

       The following table is a summary of key unaudited financial information of Alibaba Pictures:

Income statement data:

	From the date of deconsolidation to December 31,	For the twelve months ended December 31,
	2015	2016
	RMB	RMB
	(in millions)
Revenue	254	905
Net income/(loss)	544	(976)

Balance sheet data:

	As of December 31,
	2015	2016
	RMB	RMB
	(in millions)
Total assets	18,976	19,563
Total liabilities	2,782	2,431
Total equity	16,194	17,132

       We recorded our share of the net income of Alibaba Pictures of RMB268 million and our share of the net loss of RMB482 million (US$70 million) in fiscal years 2016 and 2017, respectively. We also disposed of our online movie ticketing business and financing and investment platform for production of movie and other media content to Alibaba Pictures during fiscal year 2016 at a cash consideration of US$350 million (RMB2,259 million) plus certain reimbursement amounts. We recognized a disposal gain of RMB2,214 million (US$343 million) in interest and investment income, net in our audited consolidated income statement for fiscal year 2016.

Results of Operations

       The following table sets out our consolidated results of operations for the periods indicated:

	Year ended March 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
	(in millions, except per share data)
Revenue
Core commerce	69,536	92,335	133,880	19,450
Cloud computing	1,271	3,019	6,663	968
Digital media and entertainment	2,191	3,972	14,733	2,141
Innovation initiatives and others	3,206	1,817	2,997	435

Total	76,204	101,143	158,273	22,994
Cost of revenue	(23,834)	(34,355)	(59,483)	(8,642)
Product development expenses	(10,658)	(13,788)	(17,060)	(2,479)
Sales and marketing expenses	(8,513)	(11,307)	(16,314)	(2,370)
General and administrative expenses	(7,800)	(9,205)	(12,239)	(1,778)
Amortization of intangible assets	(2,089)	(2,931)	(5,122)	(744)
Impairment of goodwill	(175)	(455)	—	—

Income from operations	23,135	29,102	48,055	6,981
Interest and investment income, net	9,455	52,254	8,559	1,244
Interest expense	(2,750)	(1,946)	(2,671)	(388)
Other income, net	2,486	2,058	6,086	884

Income before income tax and share of results of equity investees	32,326	81,468	60,029	8,721
Income tax expenses	(6,416)	(8,449)	(13,776)	(2,002)
Share of results of equity investees	(1,590)	(1,730)	(5,027)	(730)

Net income	24,320	71,289	41,226	5,989
Net (income) loss attributable to noncontrolling interests	(59)	171	2,449	356

Net income attributable to Alibaba Group Holding Limited	24,261	71,460	43,675	6,345
Accretion of convertible preference shares	(15)	—	—	—
Dividends accrued on convertible preference shares	(97)	—	—	—

Net income attributable to ordinary shareholders	24,149	71,460	43,675	6,345

Earnings per share/ADS attributable to ordinary shareholders:
Basic	10.33	29.07	17.52	2.55
Diluted	9.70	27.89	16.97	2.47

	Year ended March 31,
	2015	2016	2017
	%	%	%
	(as percentage of revenue)
Revenue
Core commerce	91	91	85
Cloud computing	2	3	4
Digital media and entertainment	3	4	9
Innovation initiatives and others	4	2	2

Total	100	100	100
Cost of revenue	(31)	(34)	(38)
Product development expenses	(14)	(14)	(11)
Sales and marketing expenses	(11)	(11)	(10)
General and administrative expenses	(10)	(9)	(8)
Amortization of intangible assets	(3)	(3)	(3)
Impairment of goodwill	(1)	—	—

Income from operations	30	29	30
Interest and investment income, net	13	52	6
Interest expense	(4)	(2)	(2)
Other income, net	3	2	4

Income before income tax and share of results of equity investees	42	81	38
Income tax expenses	(8)	(8)	(9)
Share of results of equity investees	(2)	(2)	(3)

Net income	32	71	26
Net income attributable to noncontrolling interests	—	—	2

Net income attributable to Alibaba Group Holding Limited	32	71	28
Accretion of convertible preference shares	—	—	—
Dividends accrued on convertible preference shares	—	—	—

Net income attributable to ordinary shareholders	32	71	28

Segment Information for Fiscal Years 2015, 2016 and 2017

       The table below sets forth certain financial information of our operating segments for the periods indicated:

	Year ended March 31, 2017
	Core commerce	Cloud computing	Digital media and entertainment	Innovation initiatives and others	Unallocated(1)	Consolidated
	RMB	RMB	RMB	RMB	RMB	RMB	US$
	(in millions, except percentages)
Revenue	133,880	6,663	14,733	2,997	—	158,273	22,994
Income (loss) from operations	74,180	(1,681)	(9,882)	(6,798)	(7,764)	48,055	6,981
Add: Share-based compensation expense	5,994	1,201	1,454	3,017	4,329	15,995	2,324
Add: Amortization of intangible assets	2,258	4	1,886	656	318	5,122	744

Adjusted EBITA	82,432	(476)	(6,542)	(3,125)	(3,117)	69,172	10,049

Adjusted EBITA margin	62%	(7)%	(44)%	(104)%		44%

	Year ended March 31, 2016
	Core commerce	Cloud computing	Digital media and entertainment	Innovation initiatives and others	Unallocated(1)	Consolidated
	RMB	RMB	RMB	RMB	RMB	RMB
	(in millions, except percentages)
Revenue	92,335	3,019	3,972	1,817	—	101,143
Income (loss) from operations	51,153	(2,605)	(4,112)	(7,216)	(8,118)	29,102
Add: Share-based compensation expense	6,224	1,349	981	3,092	4,436	16,082
Add: Amortization of intangible assets	659	4	1,321	657	290	2,931
Add: Impairment of goodwill	—	—	—	—	455	455

Adjusted EBITA	58,036	(1,252)	(1,810)	(3,467)	(2,937)	48,570

Adjusted EBITA margin	63%	(41)%	(46)%	(191)%		48%

	Year ended March 31, 2015
	Core commerce	Cloud computing	Digital media and entertainment	Innovation initiatives and others	Unallocated(1)	Consolidated
	RMB	RMB	RMB	RMB	RMB	RMB
	(in millions, except percentages)
Revenue	69,536	1,271	2,191	3,206	—	76,204
Income (loss) from operations	40,194	(1,923)	(2,993)	(5,549)	(6,594)	23,135
Add: Share-based compensation expense	4,391	813	425	3,460	3,939	13,028
Add: Amortization of intangible assets	279	20	1,107	472	211	2,089
Add: Impairment of goodwill	—	—	—	—	175	175

Adjusted EBITA	44,864	(1,090)	(1,461)	(1,617)	(2,269)	38,427

Adjusted EBITA margin	65%	(86)%	(67)%	(50)%		50%

(1)
Unallocated expenses are primarily related to corporate administrative costs and other miscellaneous items that are not allocated to individual segments.

Comparison of Fiscal Years 2016 and 2017

Revenue

	Year ended March 31,
	2016	2017
	RMB	RMB	US$	% Change
	(in millions, except percentages)
Core commerce:
China commerce retail	80,033	114,109	16,578	43%
China commerce wholesale	4,288	5,679	825	32%
International commerce retail	2,204	7,336	1,066	233%
International commerce wholesale	5,425	6,001	872	11%
Others	385	755	109	96%

Total core commerce	92,335	133,880	19,450	45%
Cloud computing	3,019	6,663	968	121%
Digital media and entertainment	3,972	14,733	2,141	271%
Innovation initiatives and others	1,817	2,997	435	65%

Total revenue	101,143	158,273	22,994	56%

       Total revenue increased by 56% from RMB101,143 million in fiscal year 2016 to RMB158,273 million (US$22,994 million) in fiscal year 2017. The increase was mainly driven by the continued rapid growth of our China commerce retail business, Alibaba Cloud as well as the consolidation of newly acquired businesses, mainly Youku Tudou and Lazada.

Core commerce segment

  China commerce retail business

	Year ended March 31,
	2016	2017
	RMB	RMB	US$	% Change
	(in millions, except percentages)
Revenue
China commerce retail business
Online marketing services	52,396	77,530	11,264	48%
Commission	25,829	34,066	4,949	32%
Others(1)	1,808	2,513	365	39%

Total	80,033	114,109	16,578	43%

(1)
Primarily consists of storefront fees.

       Revenue from our China commerce retail business increased by 43% from RMB80,033 million in fiscal year 2016 to RMB114,109 million (US$16,578 million) in fiscal year 2017, primarily driven by an increase of 48% in online marketing services revenue and an increase of 32% in commission revenue.

       Online marketing services revenue increased by 48% from RMB52,396 million in fiscal year 2016 to RMB77,530 million (US$11,264 million) in fiscal year 2017. The growth was primarily driven by our ability to deliver more relevant content to consumers through our improved data technology, which resulted in higher spending on our marketing services by an increasing number of brands and merchants, leading to a 47% increase in the number of clicks attributable to our P4P marketing services, and a 1% increase in the cost-per-click paid by our merchants. The growth also reflected the full effect of online marketing inventory we added in May and September 2015.

       Commission revenue increased by 32% from RMB25,829 million in fiscal year 2016 to RMB34,066 million (US$4,949 million) in fiscal year 2017, primarily driven by an increase of 29% in Tmall GMV.

       Mobile revenue from our China commerce retail business increased by 80% from RMB50,337 million in fiscal year 2016 to RMB90,731 million (US$13,182 million) in fiscal year 2017, representing 80% of our China commerce retail business revenue in fiscal year 2017, compared to 63% in fiscal year 2016. Mobile monetization rate improved to 3.04% in fiscal year 2017 from 2.51% in fiscal year 2016.

       GMV transacted on Taobao Marketplace increased by 17% from RMB1,877 billion in fiscal year 2016 to RMB2,202 billion (US$320 billion) in fiscal year 2017, and GMV transacted on Tmall increased by 29% from RMB1,215 billion in fiscal year 2016 to RMB1,565 billion (US$227 billion) in fiscal year 2017. The overall increase in total GMV transacted on these marketplaces was primarily driven by a 14% increase in the average level of their spending and a 7% increase in the number of annual active buyers.

  China commerce wholesale business

       Revenue from our China commerce wholesale business increased by 32% from RMB4,288 million in fiscal year 2016 to RMB5,679 million (US$825 million) in fiscal year 2017. The increase was due to an increase in average revenue from paying members and an increase in paying members.

  International commerce retail business

       Revenue from our international commerce retail business increased by 233% from RMB2,204 million in fiscal year 2016 to RMB7,336 million (US$1,066 million) in fiscal year 2017. The increase was primarily due to the consolidation of Lazada and an increase in GMV transacted on AliExpress.

  International commerce wholesale business

       Revenue from our international commerce wholesale business increased by 11% from RMB5,425 million in fiscal year 2016, of which 67% was from membership fees and online marketing services and 33% was from value-added services, to RMB6,001 million (US$872 million) in fiscal year 2017, of which 65% was from membership fees and online marketing services and 35% was from value-added services. The increase in revenue was primarily due to growth in revenue generated by import/export related services, and to a lesser extent, to an increase in online marketing service revenue from China wholesale suppliers.

Cloud Computing segment

       Revenue from our cloud computing business in fiscal year 2017 was RMB6,663 million (US$968 million), an increase of 121% compared to RMB3,019 million in fiscal year 2016, primarily driven by an increase in the number of paying customers to 874,000, representing a year-over-year increase of 70%, and also an increase in their usage of and spending on our cloud computing services including more complex offerings, such as our content delivery network and database services.

Digital media and entertainment segment

       Revenue from our digital media and entertainment business in fiscal year 2017 was RMB14,733 million (US$2,141 million), an increase of 271% compared to RMB3,972 million in fiscal year 2016. The increase was primarily due to the consolidation of Youku Tudou, and also to an increase in revenue from mobile value-added services provided by UCWeb, such as mobile search, news feeds and game publishing.

Innovation initiatives and others segment

       Revenue from innovation initiatives and others in fiscal year 2017 was RMB2,997 million (US$435 million), an increase of 65% compared to RMB1,817 million in fiscal year 2016, primarily due to an increase in revenue from YunOS and other new initiatives.

Cost of Revenue

	Year ended March 31,
	2016	2017
	RMB	RMB	US$	% Change
	(in millions, except percentages)
Cost of revenue	34,355	59,483	8,642	73%
Percentage of revenue	34%	38%
Share-based compensation expense included in cost of revenue	4,003	3,893	566	(3)%
Percentage of revenue	4%	2%
Cost of revenue excluding share-based compensation expense	30,352	55,590	8,076	83%
Percentage of revenue	30%	36%

       Our cost of revenue increased by 73% from RMB34,355 million in fiscal year 2016 to RMB59,483 million (US$8,642 million) in fiscal year 2017. This increase was primarily due to an increase of RMB6,986 million in content acquisition costs for online media properties as a result of the consolidation of Youku Tudou, an increase of RMB4,432 million in bandwidth and co-location fees and depreciation expenses as a result of our consolidation of Youku Tudou and investments in our cloud computing business and our data platform, an increase of RMB3,239 million in costs of inventory as a result of our consolidation of Lazada, an increase of RMB3,526 million in logistics costs mainly relating to fulfillment services provided to us by our affiliate Cainiao Network, which amounted to RMB4,444 million (US$646 million), or 3% of our revenue, in fiscal year 2017, primarily related to Tmall Supermarket. Without the effect of share-based compensation expense, cost of revenue as a percentage of revenue would have increased from 30% in fiscal year 2016 to 36% in fiscal year 2017, primarily due to an increase in content acquisition costs by Youku Tudou, cost of inventory by Lazada and logistics costs relating to fulfillment services provided to Tmall Supermarket by our affiliate Cainiao Network, as discussed above. As we continue to invest in new and acquired businesses, customer service initiatives and infrastructure, we expect our cost of revenue will increase in absolute dollar amounts and will likely increase as a percentage of revenues.

Product Development Expenses

	Year ended March 31,
	2016	2017
	RMB	RMB	US$	% Change
	(in millions, except percentages)
Product of development expenses	13,788	17,060	2,479	24%
Percentage of revenue	14%	11%
Share-based compensation expense included in product development expenses	5,703	5,712	830	0%
Percentage of revenue	6%	4%
Product development expenses excluding share-based compensation expense	8,085	11,348	1,649	40%
Percentage of revenue	8%	7%

       Our product development expenses increased by 24% from RMB13,788 million in fiscal year 2016 to RMB17,060 million (US$2,479 million) in fiscal year 2017. The increase was largely due to an increase of RMB2,881 million in payroll and benefits expenses. Without the effect of share-based compensation expense, product development expenses as a percentage of revenue would have decreased from 8% in fiscal year 2016 to 7% in fiscal year 2017, due to operating leverage. We expect our product development expenses will increase in absolute amounts and may over time increase as a percentage of revenues.

Sales and Marketing Expenses

	Year ended March 31,
	2016	2017
	RMB	RMB	US$	% Change
	(in millions, except percentages)
Sales and marketing expenses	11,307	16,314	2,370	44%
Percentage of revenue	11%	10%
Share-based compensation expense included in sales and marketing expenses	1,963	1,772	257	(10)%
Percentage of revenue	2%	1%
Sales and marketing expenses excluding share-based compensation expense	9,344	14,542	2,113	56%
Percentage of revenue	9%	9%

       Our sales and marketing expenses increased by 44% from RMB11,307 million in fiscal year 2016 to RMB16,314 million (US$2,370 million) in fiscal year 2017. The increase was due primarily to the consolidation of Youku Tudou and Lazada, as well as an increase in advertising and promotional spending mainly to promote our business initiatives, such as Tmall Supermarket and UCWeb during fiscal year 2017 and an increase of RMB1,222 million in payroll and benefit expenses. Without the effect of share-based compensation expense, sales and marketing expenses as a percentage of revenue would have remained stable at 9% in fiscal year 2016 and fiscal year 2017. We expect our sales and marketing expenses will increase in absolute amounts and may increase as a percentage of revenues as we continue to invest in marketing and promotion.

General and Administrative Expenses

	Year ended March 31,
	2016	2017
	RMB	RMB	US$	% Change
	(in millions, except percentages)
General and administrative expenses	9,205	12,239	1,778	33%
Percentage of revenue	9%	8%
Share-based compensation expense included in general and administrative expenses	4,413	4,618	671	5%
Percentage of revenue	4%	3%
General and administrative excluding share-based compensation expense	4,792	7,621	1,107	59%
Percentage of revenue	5%	5%

       Our general and administrative expenses increased by 33% from RMB9,205 million in fiscal year 2016 to RMB12,239 million (US$1,778 million) in fiscal year 2017. The increase was primarily due to a significant increase of RMB1,358 million in payroll and benefits expenses, as well as an increase in depreciation and other administrative expenses. Without the effect of share-based compensation expense, general and administrative expenses as a percentage of revenue in fiscal year 2017 would have remained stable at 5% in both fiscal year 2016 and 2017.

Amortization of Intangible Assets

	Year ended March 31,
	2016	2017
	RMB	RMB	US$	% Change
	(in millions, except percentages)
Amortization of intangible assets	2,931	5,122	744	75%
Percentage of revenue	3%	3%

       Amortization of intangible assets increased by 75% from RMB2,931 million in fiscal year 2016 to RMB5,122 million (US$744 million) in fiscal year 2017. This increase was due to an increase in intangible assets recognized arising from our strategic acquisitions and investments, including Youku Tudou and Lazada. As we consolidate newly acquired businesses, we expect that our amortization of intangible assets will increase in the future.

Income from Operations and Operating Margin

	Year ended March 31,
	2016	2017
	RMB	RMB	US$	% Change
	(in millions, except percentages)
Income from operations	29,102	48,055	6,981	65%
Percentage of revenue	29%	30%
Share-based compensation expense included in income from operations	16,082	15,995	2,324	(1)%
Percentage of revenue	16%	10%
Income from operations excluding share-based compensation expense	45,184	64,050	9,305	42%
Percentage of revenue	45%	40%

       Our income from operations increased by 65% from RMB29,102 million, or 29% of revenue, in fiscal year 2016 to RMB48,055 million (US$6,981 million), or 30% of revenue, in fiscal year 2017. Without the effect of share-based compensation expense, our operating margin would have decreased from 45% in fiscal year 2016 to 40% in fiscal year 2017, primarily attributable to our consolidation of Youku Tudou and Lazada, partially offset by operating leverage.

Adjusted EBITA and adjusted EBITA margin

       Adjusted EBITA and adjusted EBITA margin by segments are set forth in the table below. See the section entitled "— Segment Information for Fiscal Years 2015, 2016 and 2017" above for a reconciliation of income from operations to adjusted EBITA.

	Year ended March 31,
	2016		2017
	RMB	% of Segment Revenue	RMB	US$	% of Segment Revenue	% Change
	(in millions, except percentages)
Core commerce	58,036	63%	82,432	11,976	62%	42%
Cloud computing	(1,252)	(41)%	(476)	(69)	(7)%	(62)%
Digital media and entertainment	(1,810)	(46)%	(6,542)	(951)	(44)%	261%
Innovation initiatives and others	(3,467)	(191)%	(3,125)	(454)	(104)%	(10)%

  Core commerce segment

       Adjusted EBITA increased by 42% to RMB82,432 million (US$11,976 million) in fiscal year 2017, compared to RMB58,036 million in fiscal year 2016. Adjusted EBITA margin decreased to 62% in fiscal year 2017 from 63% in fiscal year 2016, primarily due to the consolidation of Lazada and investment in Tmall Supermarket, partially offset by operating leverage.

  Cloud computing segment

       Adjusted EBITA in fiscal year 2017 was a loss of RMB476 million (US$69 million), compared to a loss of RMB1,252 million in fiscal year 2016. Adjusted EBITA margin improved to negative 7% in fiscal year 2017 from negative 41% in fiscal year 2016, primarily due to robust growth in revenue and economies of scale.

  Digital media and entertainment segment

       Adjusted EBITA in fiscal year 2017 was a loss of RMB6,542 million (US$951 million), compared to a loss of RMB1,810 million in fiscal year 2016. Adjusted EBITA margin improved to negative 44% in fiscal year 2017 from negative 46% in fiscal year 2016, primarily due to improved margins at UCWeb driven by an increase in revenue from mobile value-added services, partially offset by the consolidation of Youku Tudou.

  Innovation initiatives and others segment

       Adjusted EBITA in fiscal year 2017 was a loss of RMB3,125 million (US$454 million), compared to a loss of RMB3,467 million in fiscal year 2016. Adjusted EBITA margin improved to negative 104% in fiscal year 2017 from negative 191% in fiscal year 2016, primarily due to an increase in revenue from new business initiatives.

Interest and Investment Income, Net

       Our net interest and investment income decreased from RMB52,254 million in fiscal year 2016 to RMB8,559 million (US$1,244 million) in fiscal year 2017. Interest and investment income in fiscal year 2016 included a deemed disposal gain of RMB24,734 million arising from the deconsolidation of Alibaba Pictures, a gain of RMB18,603 million from the revaluation of our previously held equity interest in Alibaba Health when we obtained control over Alibaba Health in July 2015, as well as gains arising from disposal of certain investments and businesses.

Interest Expense

       Our interest expense increased by 37% from RMB1,946 million in fiscal year 2016 to RMB2,671 million (US$388 million) in fiscal year 2017. The increase in interest expense was primarily due to an increase in average debt outstanding, including an additional US$4.0 billion five-year term loan facility drawn down in fiscal year 2017.

Other Income, Net

       Our other income, net increased by 196% from RMB2,058 million in fiscal year 2016 to RMB6,086 million (US$884 million) in fiscal year 2017. The increase was primarily due to an increase in exchange gains and income recognized in respect of royalty fees and software technology services fees from Ant Financial, which increased from RMB1,122 million in fiscal year 2016 to RMB2,086 million (US$303 million) in fiscal year 2017.

Income Tax Expenses

       Our income tax expenses increased by 63% from RMB8,449 million in fiscal year 2016 to RMB13,776 million (US$2,002 million) in fiscal year 2017. The increase in income tax expenses was primarily due to the increase in taxable income from our operations in China. Our effective tax rate increased to 23% in fiscal year 2017 from 10% in fiscal year 2016. Profit before income tax in fiscal year 2016 included a deemed disposal gain of RMB24,734 million arising from the deconsolidation of Alibaba Pictures and a gain of RMB18,603 million from the revaluation of our previously held equity interest in Alibaba Health, which were non-taxable, leading to a lower effective tax rate in fiscal year 2016. Excluding share-based compensation expense, impairment of goodwill, intangible assets and investments, as well as other unrealized investment gain/loss, our effective tax rate would have been 18% in fiscal year 2017, compared to 15% in fiscal year 2016, primarily due to the consolidation of Youku Tudou and Lazada, which are both loss-making.

Share of Results of Equity Investees

       Share of losses of equity investees in fiscal year 2017 was RMB5,027 million (US$730 million), an increase of 191% compared to RMB1,730 million in fiscal year 2016. Share of results of equity investee in fiscal years 2016 and 2017 consisted of the following:

	Year ended March 31,
	2016	2017
	RMB	RMB	US$
	(in millions)
Share of profit (loss) of equity investees:
Koubei	(867)	(990)	(144)
Youku Tudou	(391)	—	—
Cainiao Network	(295)	(1,056)	(153)
Others	62	(838)	(122)
Impairment loss	—	(245)	(35)
Dilution gains (losses)	827	(336)	(49)
Others	(1,066)	(1,562)	(227)

	(1,730)	(5,027)	(730)

       The increase in share of losses of equity investees in fiscal year 2017 compared to fiscal year 2016 was primarily due to an increase in our share of losses of Cainiao Network and other equity investees, as well as an accounting loss related to the dilution of our ownership interest in Weibo in fiscal year 2017, which resulted from Weibo's issuance of share-based compensation, as compared to accounting gains related the dilution of our ownership interests in Cainiao Network and Evergrande FC, as these investees each raised capital at a higher valuation in fiscal year 2016.

Net Income

       As a result of the foregoing, our net income decreased by 42% from RMB71,289 million in fiscal year 2016 to RMB41,226 million (US$5,989 million) in fiscal year 2017.

Comparison of Fiscal Years 2015 and 2016

Revenue

	Year ended March 31,
	2015	2016
	RMB	RMB	% Change
	(in millions, except percentages)
Core commerce
China commerce retail	59,732	80,033	34%
China commerce wholesale	3,205	4,288	34%
International commerce retail	1,768	2,204	25%
International commerce wholesale	4,718	5,425	15%
Others	113	385	241%

Total core commerce	69,536	92,335	33%
Cloud computing	1,271	3,019	138%
Digital media and entertainment	2,191	3,972	81%
Innovation initiatives and others	3,206	1,817	(43)%

Total revenue	76,204	101,143	33%

       Total revenue increased by 33%, from RMB76,204 million in fiscal year 2015 to RMB101,143 million in fiscal year 2016. The increase was mainly driven by the continued rapid growth of our China commerce retail business.

Core commerce segment

  China commerce retail business

	Year ended March 31,
	2015	2016
	RMB	RMB	% Change
	(in millions, except percentages)
Revenue
China commerce retail business
Online marketing services	37,509	52,396	40%
Commission	21,201	25,829	22%
Others(1)	1,022	1,808	77%

Total	59,732	80,033	34%

(1)
Primarily consists of storefront fees.

       Revenue from our China commerce retail business increased by 34% from RMB59,732 million in fiscal year 2015 to RMB80,033 million in fiscal year 2016.

       Revenue growth during this period reflected an increase of 27% in GMV transacted on our China retail marketplaces and an increase in the monetization rate. GMV transacted on Taobao Marketplace increased by 18% from RMB1,597 billion in fiscal year 2015 to RMB1,877 billion in fiscal year 2016 and GMV transacted on Tmall increased by 43% from RMB847 billion in fiscal year 2015 to RMB1,215 billion in fiscal year 2016. The overall increase in total GMV transacted on these marketplaces was primarily driven by a 21% increase in the number of buyers and, to a lesser extent, by a moderate increase in the average level of their spending. The growth in GMV transacted on Tmall in particular was attributable to the increase in the number of buyers making purchases on Tmall, reflecting consumer preferences for branded products and a premium shopping experience and the beneficial impact of promotional events, and increases in the average level of spending of buyers. Our monetization rate during this period increased from 2.44% in fiscal year 2015 to 2.59% in fiscal year 2016, mainly as a result of the accelerated growth of our online marketing services revenue.

       Online marketing services revenue increased by 40% from RMB37,509 million in fiscal year 2015 to RMB52,396 million in fiscal year 2016. The growth was primarily driven by our focus on high-quality merchants and on delivering a broader value proposition to our merchants. This resulted in higher marketing spend by our merchants as we optimized online marketing efficiency and added new online marketing inventory on both mobile and PC interfaces, leading to a 44% increase in the number of clicks attributable to our P4P marketing services, and a 1% increase in the cost-per-click paid by our merchants. To a lesser extent, our online marketing services revenue during this period was also positively impacted by an increase in the CPM of our display marketing services, partially offset by a decrease in the number of impressions displayed.

       Commission revenue increased by 22% from RMB21,201 million in fiscal year 2015 to RMB25,829 million in fiscal year 2016. The lower year-over-year commission revenue growth relative to the 43% increase in GMV transacted on Tmall during the same period was mainly a result of (i) suspension of our online lottery business on Taobao Marketplace (which had a higher monetization rate than our overall monetization rate) in late February 2015 in response to regulatory requirements, (ii) a decrease in the pricing charged on Juhuasuan as an investment to acquire more high-quality merchants and (iii) impact from changes in category mix. Excluding the effect of the online lottery business, our revenue would have increased by 31% in fiscal year 2016 from fiscal year 2015. Due to the ongoing shift of user engagement toward mobile devices, categories such as virtual goods on which we charge a lower commission rate, are seeing higher growth than other categories. As a result of the above, commission revenue increased at a lower rate than the Tmall GMV.

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

  China commerce wholesale business

       Revenue from our China commerce wholesale business increased by 34% from RMB3,205 million in fiscal year 2015 to RMB4,288 million in fiscal year 2016. The increase in revenue was due to an increase in average revenue from paying members and an increase in paying members.

  International commerce retail business

       Revenue from our international commerce retail business increased by 25% from RMB1,768 million in fiscal year 2015 to RMB2,204 million in fiscal year 2016. The main reason for this increase was an increase in GMV transacted on AliExpress, primarily due to the increasing number of consumers, particularly in Russia, Spain, the United States and France.

  International commerce wholesale business

       Revenue from our international commerce wholesale business increased by 15% from RMB4,718 million in fiscal year 2015, of which 69% was from membership fees and online marketing services and 31% was from value-added services, to RMB5,425 million in fiscal year 2016, of which 67% was from membership fees and online marketing services and 33% was from value-added services. The increase in revenue was due to growth in revenue generated by the import/export related services and, to a lesser extent, an increase in online marketing service revenue from China wholesale suppliers.

Cloud computing segment

       Revenue from our cloud computing business in fiscal year 2016 was RMB3,019 million, an increase of 138% compared to RMB1,271 million in fiscal year 2015, driven by the continued growth of our cloud computing business. The growth was primarily due to an increase in the number of paying customers and also to an increase in their usage of and spending on our cloud computing services including more complex offerings, such as our content delivery network and database services.

Digital media and entertainment segment

       Revenue from our digital media and entertainment business in fiscal year 2016 was RMB3,972 million, an increase of 81% compared to RMB2,191 million in fiscal year 2015. The increase was primarily due to an increase in revenue from mobile value-added services provided by UCWeb, such as mobile search, news feeds and game publishing.

Innovation initiatives and others segment

       Revenue from innovation initiatives and others in fiscal year 2016 was RMB1,817 million, a decrease of 43% compared to RMB3,206 million in fiscal year 2015. This result included the effect of a decrease in revenue related to the SME loan business that we transferred to Ant Financial Services in February 2015 and an increase in revenue from AutoNavi and YunOS. Revenue from AutoNavi and YunOS increased by 74% year-over-year.

Cost of Revenue

	Year ended March 31,
	2015	2016
	RMB	RMB	% Change
	(in millions, except percentages)
Cost of revenue	23,834	34,355	44%
Percentage of revenue	31%	34%
Share-based compensation expense included in cost of revenue	4,176	4,003	(4)%
Percentage of revenue	5%	4%
Cost of revenue excluding share-based compensation expense	19,658	30,352	54%
Percentage of revenue	26%	30%

       Our cost of revenue increased by 44% from RMB23,834 million in fiscal year 2015 to RMB34,355 million in fiscal year 2016. This increase was primarily due to an increase of RMB2,278 million in bandwidth and co-location fees and depreciation expenses as a result of our investments in our cloud computing business and our data platform, increases of RMB2,146 million in costs associated with our new business initiatives (mainly our mobile operating system, over-the-top TV services and entertainment), an increase of RMB1,865 million in traffic acquisition costs as a result of the expansion of our third-party affiliate marketing ecosystem and an increase of RMB1,564 million in logistics costs mainly relating to fulfillment services provided to us by our affiliate Cainiao Network, which amounted to RMB2,370 million, or 2% of our revenue, in fiscal year 2016, primarily related to Tmall Supermarket. Without the effect of share-based compensation expense, cost of revenue as a percentage of revenue would have increased from 26% in fiscal year 2015 to 30% in fiscal year 2016, primarily due to increase in costs associated with our new business initiatives and an increase in logistics costs, as discussed above.

Product Development Expenses

	Year ended March 31,
	2015	2016
	RMB	RMB	% Change
	(in millions, except percentages)
Product of development expenses	10,658	13,788	29%
Percentage of revenue	14%	14%
Share-based compensation expense included in product development expenses	3,876	5,703	47%
Percentage of revenue	5%	6%
Product development expenses excluding share-based compensation expense	6,782	8,085	19%
Percentage of revenue	9%	8%

       Our product development expenses increased by 29% from RMB10,658 million in fiscal year 2015 to RMB13,788 million in fiscal year 2016. The increase was largely due to an increase of RMB3,114 million in payroll and benefits expenses including share-based compensation expense (an effect that we expect will continue, as discussed in "Share-based Compensation" above), partially offset by a decrease in the royalty fee paid to Yahoo, which terminated by contract upon the completion of our initial public offering in September 2014. Without the effect of share-based compensation expense, product development expenses as a percentage of revenue would have decreased from 9% in fiscal year 2015 to 8% in fiscal year 2016 due to a decrease in royalty fees paid to Yahoo.

Sales and Marketing Expenses

	Year ended March 31,
	2015	2016
	RMB	RMB	% Change
	(in millions, except percentages)
Sales and marketing expenses	8,513	11,307	33%
Percentage of revenue	11%	11%
Share-based compensation expense included in sales and marketing expenses	1,235	1,963	59%
Percentage of revenue	2%	2%
Sales and marketing expenses excluding share-based compensation expense	7,278	9,344	28%
Percentage of revenue	9%	9%

       Our sales and marketing expenses increased by 33% from RMB8,513 million in fiscal year 2015 to RMB11,307 million in fiscal year 2016. The increase was due primarily to an increase in advertising and promotional spending mainly focused on strengthening consumer connection to our Taobao and Tmall brands, especially in top tier cities, as well as to promote our new businesses initiatives, such as Fliggy and DingTalk, during fiscal year 2016. The increase was also due to an increase in share-based compensation expense (an effect that we expect will continue, as discussed in "Share-based Compensation" above). Without the effect of share-based compensation expense, sales and marketing expenses as a percentage of revenue would have remained stable at 9% in both fiscal year 2015 and fiscal year 2016.

General and Administrative Expenses

	Year ended March 31,
	2015	2016
	RMB	RMB	% Change
	(in millions, except percentages)
General and administrative expenses	7,800	9,205	18%
Percentage of revenue	10%	9%
Share-based compensation expense included in general and administrative expenses	3,741	4,413	18%
Percentage of revenue	5%	4%
General and administrative excluding share-based compensation expense	4,059	4,792	18%
Percentage of revenue	5%	5%

       Our general and administrative expenses increased by 18% from RMB7,800 million in fiscal year 2015 to RMB9,205 million in fiscal year 2016. The increase was primarily due to a significant increase in share-based compensation expense (an effect that we expect will continue, as discussed in "Share-based Compensation" above), as well as an increase of RMB353 million in professional services fees. Without the effect of share-based compensation expense, general and administrative expenses as a percentage of revenue in fiscal year 2016 would have remained stable at 5% in both fiscal year 2015 and fiscal year 2016.

Amortization of Intangible Assets

	Year ended March 31,
	2015	2016
	RMB	RMB	% Change
	(in millions, except percentages)
Amortization of intangible assets	2,089	2,931	40%
Percentage of revenue	3%	3%

       Amortization of intangible assets increased by 40% from RMB2,089 million in fiscal year 2015 to RMB2,931 million in fiscal year 2016. This increase was due to an increase in intangible assets recognized arising from our strategic acquisitions and investments. Because of the recent major acquisitions we will consolidate, such as Youku Tudou and our controlling stake in Lazada, we expect that our amortization of intangible assets will increase in the future.

Income from Operations and Operating Margin

	Year ended March 31,
	2015	2016
	RMB	RMB	% Change
	(in millions, except percentages)
Income from operations	23,135	29,102	26%
Percentage of revenue	30%	29%

       Our income from operations increased by 26% from RMB23,135 million, or 30% of revenue in fiscal year 2015 to RMB29,102 million, or 29% of revenue, in fiscal year 2016. The decrease in our operating margin was primarily attributable to investments in new business initiatives, such as our mobile operating systems, over-the-top TV services and entertainment, and also to an increase in logistics costs, as discussed above.

Adjusted EBITA and adjusted EBITA margin

       Adjusted EBITA and adjusted EBITA margin by segments are set forth in the table below. See the table under the heading "Segment Information for Fiscal Years 2015, 2016 and 2017" above for a reconciliation of income from operations to adjusted EBITA.

	Year ended March 31,
	2015		2016
	RMB	% of Segment Revenue	RMB	% of Segment Revenue	% Change
	(in millions, except percentages)
Core commerce	44,864	65%	58,036	63%	29%
Cloud computing	(1,090)	(86)%	(1,252)	(41)%	15%
Digital media and entertainment	(1,461)	(67)%	(1,810)	(46)%	24%
Innovation initiatives and others	(1,617)	(50)%	(3,467)	(191)%	114%

  Core commerce segment

       Adjusted EBITA increased by 29% to RMB58,036 million in fiscal year 2016, compared to RMB44,864 million in fiscal year 2015. Adjusted EBITA margin decreased to 63% in fiscal year 2016 from 65% in fiscal year 2015, primarily due to an increase in logistics costs related to the fulfillment services provided by Cainiao Network for Tmall Supermarket.

  Cloud computing segment

       Adjusted EBITA in fiscal year 2016 was a loss of RMB1,252 million, compared to a loss of RMB1,090 million in fiscal year 2015. Adjusted EBITA margin improved to negative 41% in fiscal year 2016 from negative 86% in fiscal year 2015, primarily due to robust growth in revenue and economies of scale.

  Digital media and entertainment segment

       Adjusted EBITA in the fiscal year 2016 was a loss of RMB1,810 million, compared to a loss of RMB1,461 million in fiscal year 2015. Adjusted EBITA margin improved to negative 46% in fiscal year 2016 from negative 67% in fiscal year 2015, primarily due to improved margins at UCWeb driven by the increase in revenue from mobile value-added services.

  Innovation initiatives and others segment

       Adjusted EBITA in fiscal year 2016 was a loss of RMB3,467 million, compared to a loss of RMB1,617 million in fiscal year 2015. Adjusted EBITA margin decreased to negative 191% in fiscal year 2016, compared to negative 50% in fiscal year 2015, primarily due to our investments in new business initiatives, such as our mobile operating systems and DingTalk.

Interest and Investment Income, Net

       Our net interest and investment income increased significantly from RMB9,455 million in fiscal year 2015 to RMB52,254 million in fiscal year 2016. The increase was primarily due to a non-cash deemed disposal gain of RMB24,734 million arising from the deconsolidation of Alibaba Pictures, a non-cash gain of RMB18,603 million from the revaluation of our previously held equity interest in Alibaba Health when we obtained control over Alibaba Health in fiscal year 2016, as well as gains arising from disposals of certain investments and businesses. See note 4 to our audited consolidated financial statements for the years ended March 31, 2015, 2016 and 2017 included elsewhere in this annual report for further information.

Interest Expense

       Our interest expense decreased by 29% from RMB2,750 million in fiscal year 2015 to RMB1,946 million in fiscal year 2016. Interest expense in fiscal year 2015 included a non-recurring charge for financing-related fees of RMB830 million as a result of the early repayment of our US$8.0 billion bank borrowings with proceeds from our issuance of US$8.0 billion senior unsecured notes.

Other Income, Net

       Our other income, net decreased by 17% from RMB2,486 million in fiscal year 2015 to RMB2,058 million in fiscal year 2016. The decrease was primarily due to a decrease in income recognized in respect of royalty fees and software technology services fees from Ant Financial Services, which were RMB1,122 million in fiscal year 2016, compared to RMB1,667 million in fiscal year 2015. The decrease in income recognized primarily resulted from increased marketing and promotion activities of Ant Financial Services to drive its user growth and engagement, causing a decrease in its consolidated pre-tax income.

Income Tax Expenses

       Our income tax expenses increased by 32% from RMB6,416 million in fiscal year 2015 to RMB8,449 million in fiscal year 2016. The increase in income tax expenses was primarily due to the increase in taxable income from our operations in China. Our effective tax rate decreased to 10% in fiscal year 2016 from 20% in fiscal year 2015, primarily due to the non-cash gains relating to the deconsolidation of Alibaba Pictures and consolidation of Alibaba Health, as discussed in "Interest and Investment Income, Net" above, which are not taxable for income tax purposes. Excluding the above gains and other non-taxable or non-deductible items, our effective tax rate remains stable.

Share of Results of Equity Investees

       Share of losses of equity investees in fiscal year 2016 was RMB1,730 million, an increase of 9% compared to RMB1,590 million in fiscal year 2015. Share of results of equity investee in fiscal year 2016 consisted of the following:

	Year ended March 31,
	2015	2016
	RMB	RMB
	(in millions)
Share of results of equity investees:
Koubei	—	(867)
Youku Tudou	(99)	(391)
Cainiao Network	(90)	(295)
Others	(275)	62
Dilution gains	—	827
Impairment	(438)	—
Others	(688)	(1,066)

	(1,590)	(1,730)

       The increase in share of losses of equity investees in fiscal year 2016 compared to fiscal year 2015 was primarily due to our share of losses of Koubei, Youku Tudou and Cainiao Network, partially offset by accounting gains related to dilution of our ownership interest in Cainiao Network and Evergrande FC, as these investees each raised capital at a higher valuation in fiscal year 2016. We established Koubei as a joint venture with Ant Financial Services in September 2015. Our share of Koubei's loss in fiscal year 2016 represents Koubei's high investments and promotional spending during its start-up stage. We expect our share of losses of equity investees to decrease in the future.

Net Income

       As a result of the foregoing, our net income increased by 193% from RMB24,320 million in fiscal year 2015 to RMB71,289 million in fiscal year 2016.

B.    Liquidity and Capital Resources

       We fund our operations and strategic investments from cash generated from our operations and through debt and equity financing. We generated RMB41,217 million, RMB56,836 million, RMB80,326 million (US$11,670 million) of cash from operating activities for fiscal years 2015, 2016 and 2017, respectively. As of March 31, 2017, we had cash and cash equivalents and short-term investments of RMB143,736 million (US$20,882 million) and RMB3,011 million (US$437 million), respectively. Short-term investments consist primarily of investments in fixed deposits with maturities between three months and one year and investments in money market funds or other investments whereby we have the intention to redeem within one year.

       In November 2014, we issued unsecured senior notes, including floating rate and fixed rate notes, with varying maturities for an aggregate principal amount of US$8.0 billion. Interest on the unsecured senior notes are payable in arrears, quarterly for the floating rate notes and semiannually for the fixed-rate notes. We used the proceeds from the issuance of the unsecured senior notes to refinance our previous syndicated loan arrangements in the same amount. We are not subject to any financial covenant or other significant covenants or restrictions under the unsecured senior notes. In December 2015, we completed an exchange offer to exchange our outstanding unsecured senior notes for unsecured senior notes that have been registered under the Securities Act. See note 20 to our audited consolidated financial statements for the years ended March 31, 2015, 2016 and 2017 included elsewhere in this annual report for further information.

       In March 2016, we signed a five-year US$3.0 billion syndicated loan agreement with a group of eight lead arrangers which was subsequently drawn down in April 2016. The loan was upsized from US$3.0 billion to US$4.0 billion in May 2016 through a general syndication and the upsized portion was subsequently drawn down in August 2016. The loan has a five-year bullet maturity and is priced at 110 basis points over LIBOR. The use of proceeds of the loan is for general corporate and working capital purposes (including funding our acquisitions).

       In April 2017, we entered into a revolving credit facility agreement with certain financial institutions for an amount of US$5.15 billion which has not yet been drawn down, to replace our US$3.0 billion undrawn revolving credit facility. The interest rate for this credit facility is calculated based on LIBOR plus 95 basis points. This loan facility is reserved for future general corporate and working capital purposes (including funding our acquisitions).

       As of March 31, 2017, we also had other bank borrowings of RMB9,561 million (US$1,389 million), primarily used for the construction of corporate campuses and office facilities and other working capital purposes. See note 19 to our audited consolidated financial statements for the years ended March 31, 2015, 2016 and 2017 included elsewhere in this annual report for further information.

       The following table sets out a summary of our cash flows for the periods indicated.

	Year ended March 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
	(in millions)
Net cash provided by operating activities	41,217	56,836	80,326	11,670
Net cash used in investing activities	(53,454)	(42,831)	(78,364)	(11,385)
Net cash provided by (used in) financing activities	87,497	(15,846)	32,914	4,782

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

Cash Provided by Operating Activities

       Cash provided by operating activities in fiscal year 2017 was RMB80,326 million (US$11,670 million) and primarily consisted of net income of RMB41,226 million (US$5,989 million), as adjusted for non-cash items and the effects of changes in working capital and other activities. Adjustments for non-cash items primarily included RMB15,995 million (US$2,324 million) of share-based compensation expense, RMB9,008 million (US$1,309 million) of amortization of intangible assets and licensed copyrights of video content, realized and unrealized gain of RMB5,488 million (US$797 million) related to investment securities, RMB5,284 million (US$768 million) of depreciation and amortization of property and equipment and land use rights and RMB5,027 million (US$730 million) of share of results of equity investees. Changes in working capital and other activities primarily consisted of an increase of RMB5,312 million (US$772 million) in accrued expenses, accounts payable and other current liabilities as a result of the growth of our business, an increase of RMB4,698 million (US$683 million) in income tax payable and an increase of RMB4,611 million (US$670 million) in deferred revenue and customer advances, partially offset by an increase of RMB8,237 million (US$1,197 million) in prepayment, receivables and other assets.

       Cash provided by operating activities in fiscal year 2016 was RMB56,836 million and primarily consisted of net income of RMB71,289 million, as adjusted for non-cash items and the effects of changes in working capital and other activities. Adjustments for non-cash items primarily included a deemed disposal gain of RMB24,734 million arising from the deconsolidation of Alibaba Pictures, a gain of RMB18,603 million from the revaluation of our previously held equity interest related to Alibaba Health, RMB16,082 million of share-based compensation expense, RMB3,770 million of depreciation and amortization of property and equipment and land use rights, RMB3,278 million of amortization of intangible assets and licensed copyrights of video content and a gain of RMB3,089 million from disposals of equity investees. Changes in working capital and other activities primarily consisted of an increase of RMB7,757 million in accrued expenses, accounts payable and other current liabilities as a result of the growth of our business and an increase of RMB2,350 million in deferred revenue and customer advances, partially offset by an increase of RMB4,504 million in prepayment, receivables and other assets.

       Cash provided by operating activities in fiscal year 2015 was RMB41,217 million and primarily consisted of net income of RMB24,320 million, as adjusted for non-cash items and the effects of changes in working capital and other activities. Adjustments for non-cash items primarily included RMB13,028 million of share-based compensation expense, a net gain from our step acquisitions arising from revaluation of previously held equity interests totaling RMB6,535 million, RMB2,326 million of depreciation and amortization of property and equipment and land use rights, RMB2,173 million of amortization of intangible assets and licensed copyrights of video content and RMB1,659 million of deferred income taxes. Changes in working capital and other activities primarily consisted of an increase of RMB10,494 million in accrued expenses, accounts payable and other current liabilities as a result of the growth of our business and an increase of RMB2,490 million in merchant deposits, which relate to merchants operating on Tmall, partially offset by an increase of RMB14,138 million in prepayments, receivables and other assets, as a result of the increase in loan receivables relating to the SME loan business before we transferred this business to Ant Financial Services. See "Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Agreements and Transactions Related to Ant Financial Services and its Subsidiaries — 2014 Restructuring of Our Relationship with Ant Financial Services and Alipay."

Cash Used in Investing Activities

       Cash used in investing activities was RMB78,364 million (US$11,385 million) in fiscal year 2017 and was primarily attributable to RMB77,552 million (US$11,267 million) in acquisition of available-for-sale securities, held-to-maturity securities and equity investments mainly held for strategic purposes, including Suning, Ele.me, Didi Chuxing, Paytm and Weibo, and cash paid for business combinations, net of cash acquired, including Youku

Tudou and Lazada, acquisition of equipment, intangible assets and construction in progress of RMB17,546 million (US$2,549 million) primarily in connection with the purchase of computer equipment, intangible assets and licensed copyrights of video content, as well as the continued expansion of our corporate campuses, partially offset by proceeds from disposal of subsidiaries, equity investees, available-for-sale securities and held-to-maturity securities of RMB9,545 million (US$1,387 million) and net decrease in short-term investments of RMB5,761 million (US$836 million).

       Cash used in investing activities was RMB42,831 million in fiscal year 2016 and was primarily attributable to RMB54,483 million in acquisition of available-for-sale securities, held-to-maturity securities and equity investments mainly held for strategic purposes, including Ele.me, Koubei, Magic Leap, CMC and Cainiao Network, and cash paid for business combinations, net of cash acquired, acquisition of equipment, intangible assets and construction in progress of RMB10,845 million primarily in connection with the purchase of computer equipment and the continued expansion of our corporate campuses, partially offset by proceeds from disposal of subsidiaries, equity investees, available-for-sale securities and held-to-maturity securities of RMB17,088 million and net decrease in short-term investments of RMB4,619 million.

       Cash used in investing activities was RMB53,454 million in fiscal year 2015 and was primarily attributable to RMB35,231 million in acquisition of available-for-sale securities, held-to-maturity securities and equity investments mainly held for strategic purposes, including Youku Tudou, Intime, Meizu, Weibo and SingPost, RMB10,255 million in cash paid for business combinations, net of cash acquired, including AutoNavi, UCWeb and OneTouch and acquisitions of equipment, intangible assets and construction in progress of RMB7,705 million primarily in connection with the purchase of computer equipment and the continued expansion of our corporate campus.

Cash Provided by (Used in) Financing Activities

       Cash provided by financing activities was RMB32,914 million (US$4,782 million) in fiscal year 2017, and was primarily attributable to net proceeds from borrowings of RMB29,333 million (US$4,262 million) and proceeds from issuance of ordinary shares of RMB14,607 million (US$2,122 million), primarily representing shares issued to Suning, partially offset by cash used in share repurchase of RMB13,182 million (US$1,915 million). See "Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers" for further information.

       Cash used in financing activities was RMB15,846 million in fiscal year 2016, and was primarily attributable to cash used in share repurchase of RMB19,795 million, partially offset by net proceeds from borrowings of RMB2,478 million.

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

Capital Expenditures

       Our capital expenditures have been incurred primarily in relation to (1) the acquisition of land use rights and construction of corporate campuses and office facilities in Hangzhou, Beijing, Guangzhou and Shenzhen; and (2) the acquisition of computer equipment relating to the operation of our websites, furniture and office equipment and leasehold improvements for our office facilities. In fiscal years 2015, 2016 and 2017, our capital expenditures totaled RMB7,705 million, RMB10,845 million and RMB17,546 million (US$2,549 million), respectively.

Holding Company Structure

       We are a holding company with no operation other than ownership of operating subsidiaries in Hong Kong, China and elsewhere that own and operate our marketplaces and other businesses as well as a portfolio of intellectual property rights. As a result, we rely on dividends and other distributions paid by our operating subsidiaries, including funds to pay dividends to our shareholders or to service our outstanding debts. If our operating subsidiaries incur additional debt on their own behalf in the future, the instruments governing the debt may restrict the ability of our operating subsidiaries to pay dividends or make other distributions to us. In addition, applicable PRC law permits payment of dividends to us by our operating subsidiaries in China only out of their net income, if any, determined in accordance with PRC accounting standards and regulations. Moreover, our operating subsidiaries in China are also required to set aside a portion of their net income, if any, each year to fund general reserves for appropriations until this reserve has reached 50% of the related subsidiary's registered capital. These reserves are not distributable as cash dividends. In addition, registered share capital and capital reserve accounts are also restricted from withdrawal in the PRC, up to the amount of net assets held in each operating subsidiary. As of March 31, 2017, these restricted net assets totaled RMB45,472 million (US$6,606 million). See note 23 to our audited consolidated financial statements for the years ended March 31, 2015, 2016 and 2017 included elsewhere in this annual report.

       Our holding company structure differs from some of our peers in that we hold our material assets and operations, except for ICP and other licenses for regulated activities as well as certain equity investments in restricted businesses, in our wholly-foreign owned enterprises and most of our revenue is generated directly by the wholly-foreign owned enterprises. As revenue is generated directly by our wholly-foreign owned enterprises, the wholly-foreign owned enterprises directly capture the profits and associated cash flow from operations, without having to rely on contractual arrangements to transfer cash flow from the variable interest entities to the wholly-foreign owned enterprises. In fiscal years 2015, 2016 and 2017, the significant majority of our revenues were generated by our wholly-foreign owned enterprises in China. See "Item 4. Information on the Company — C. Organizational Structure" for a description of these contractual arrangements and the structure of our company.

Inflation

       Inflation in China has not materially impacted our results of operations in recent years. According to the National Bureau of Statistics of China, the year-over-year increase in the consumer price index in calendar years 2014, 2015 and 2016 was 2.0%, 1.4% and 2.0%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher inflation rates in China.

Critical Accounting Policies and Estimates

       Our significant accounting policies are set forth in note 2 to our audited consolidated financial statements included elsewhere in this annual report. The preparation of our consolidated financial statements requires our management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements. These estimates and assumptions are periodically re-evaluated by management and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results may differ significantly from those estimates and assumptions. We have identified the following accounting policies as the most critical to an understanding of our financial position and results of operations, because the application of these policies requires significant and complex management estimates, assumptions and judgment, and the reporting of materially different amounts could result if different estimates or assumptions were used or different judgments were made.

Principles of Consolidation

       A subsidiary is an entity in which (i) we directly or indirectly control more than 50% of the voting power; or (ii) we have the power to appoint or remove the majority of the members of the board of directors or to cast a majority of votes at the meetings of the board of directors or to govern the financial and operating policies of the investee pursuant to a statute or under an agreement among the shareholders or equity holders. However, there are situations in which consolidation is required even though these usual conditions of consolidation do not apply. Generally, this occurs when an entity holds an interest in another business enterprise that was achieved through arrangements that do not involve voting interests, which results in a disproportionate relationship between the entity's voting interests in, and its exposure to the economic risks and potential rewards of, the other business enterprise. This disproportionate relationship results in what is known as a variable interest, and the entity in which we have the variable interest is referred to as a "VIE." We consolidate a VIE if we are determined to be the primary beneficiary of the VIE. The primary beneficiary has both (i) the power to direct the activities of the VIE that most significantly impact the entity's economic performance, and (ii) the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE.

       For the entities that we invested in or are associated with but in which the usual conditions of consolidation mentioned above do not apply, we continuously reassess whether these entities possess any of the characteristic of a VIE and whether we are the primary beneficiary.

       We consolidate our subsidiaries and the VIEs of which we are the primary beneficiary. On a periodic basis, we reconsider the initial determination of whether a legal entity is a consolidated entity upon the occurrence of certain events listed in ASC 810-10-35-4. We also continuously reconsider whether we are the primary beneficiary of our affiliated entities as facts and circumstances change.

Recognition of Revenue

       Revenue is principally comprised of online marketing services revenue, commissions on transactions, membership and storefront fees and cloud computing services revenue. Revenue represents the fair value of the consideration received or receivable for the provision of services in the ordinary course of our activities and is recorded net of VAT. Consistent with the criteria of ASC 605 "Revenue Recognition," we recognize revenue when the following four revenue recognition criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been provided, (iii) the selling price is fixed or determinable, and (iv) collectability is reasonably assured.

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

       For multiple element arrangements with customers, which primarily relate to the sale of membership packages and online marketing services on our wholesale marketplaces and Youku Tudou's platforms, the arrangement consideration is allocated at the inception of the arrangement to each element based on their relative fair values for revenue recognition purposes. The consideration is allocated to each element using vendor-specific objective evidence or third-party evidence of the standalone selling price for each deliverable, or if neither type of evidence is available, using management's best estimate of selling price. Significant judgment is required in assessing the fair values of these elements by considering standalone selling price and other observable data. Changes in the estimated fair values may cause the revenue recognized for each element to change but not the total amount of revenue allocated within a contract. We periodically re-assess the fair value of the elements as a result of changes in market conditions. These multiple element arrangements are currently not significant to our operations. Revenue recognition for P4P marketing service and display marketing on our retail marketplaces does not require our management to exercise significant judgment or estimate.

       For other arrangements, we apply significant judgment in determining whether we are acting as the principal or agent in a transaction; we record P4P marketing services revenue and display marketing revenue generated through third-party marketing affiliate programs on a gross basis; and revenue relating to the Taobaoke program generated through third-party marketing affiliate partners' websites where we do not take inventory risks on a net basis. In addition, revenue generated from certain platforms in which we operate as a primary obligor is reported on a gross basis while this revenue was insignificant for each of the periods presented. Generally, when we are primarily obligated in a transaction and are subject to inventory risk or have latitude in establishing prices, or have several but not all of these indicators, we record revenue on a gross basis. We record the net amount as revenue earned if we are not primarily obligated and do not have inventory risk or latitude in establishing prices and selecting suppliers. These judgments could have significant implications on the amount of revenue we recognize.

Share-based Compensation Expense and Valuation of the Underlying Awards

  Granting of share options, restricted shares and RSUs relating to our ordinary shares

       We account for various types of share-based awards granted to the employees, consultants and directors of our company, our affiliates and certain other companies, such as Ant Financial Services, in accordance with the authoritative guidance on share-based compensation expense. Under the fair value recognition provision of this guidance, compensation for share-based awards granted, including share options, restricted shares and RSUs, is measured at the grant date, or at future vesting date in the case of consultants or other non-employee grantees, based on the fair value of the awards and is recognized as expense over the requisite service period, which is generally the vesting period of the respective award, on an accelerated attribution method. In the case of share-based awards to non-employees, the fair value of the unvested portion is re-measured each period, with the resulting difference, if any, recognized as expense during the period the related services are rendered. Under the accelerated attribution method, each vesting installment of a graded vesting award is treated as a separate share-based award, and accordingly each vesting installment is separately measured and attributed to expense, resulting in accelerated recognition of share-based compensation expense.

       Share-based compensation expense is recorded net of estimated forfeitures in our consolidated income statements and as such is recorded for only those share-based awards that we expect to vest. We estimate the forfeiture rate based on historical forfeitures of equity awards and adjust the rate to reflect changes in facts and circumstances, if any. We revise our estimated forfeiture rate if actual forfeitures significantly differ from our initial estimates.

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

  •
  Expected volatility — as we have a short period of trading history for our ordinary shares, the expected volatility for our ordinary shares was estimated by taking the average historical price volatility for our industry peers based on the price fluctuations of their shares over a period equivalent to the expected term of the share options granted. Industry peers consist of several public companies in the technology industry similar in size, which are engaged in similar business sectors in China and worldwide. We intend to continue to consistently apply this process using the same or similar public companies until a sufficient amount of historical information regarding the volatility of our own ordinary share price becomes available, or unless circumstances change such that the identified companies are no longer similar to us, in which case, more suitable companies whose share prices are publicly available would be utilized in the calculation.

       The fair value of restricted shares and RSUs is determined based on the fair value of our ordinary shares.

       Prior to our initial public offering in September 2014, in the absence of a public trading market, the determination of the fair value of our ordinary shares by the administrators was made with reference to the price at which we had recently sold our ordinary shares to third-party investors, or other representative private share sale transactions entered into on an arms-length basis known to us. If references were not available, the valuations of our ordinary shares were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants' Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation, and with the assistance of an independent appraisal firm from time to time. The assumptions we use in the valuation model to determine the fair value of our ordinary shares are based on future expectations combined with management judgment, with inputs of numerous objective and subjective factors such as our operating and financial performance, expected growth rates, expected profit margins and the market performance of industry peers.

       In order to determine the fair value of our ordinary shares underlying each share-based award grant, we first determined our business enterprise value, or BEV, and then allocated the BEV to each element of our capital structure (convertible preference shares and ordinary shares) using a hybrid method comprising the probability-weighted expected return method and the option pricing method. In our case, two scenarios were assumed, namely: (i) the redemption scenario, in which the option pricing method was adopted to allocate the value between convertible preference shares and ordinary shares, and (ii) the mandatory conversion scenario, in which equity value was allocated to convertible preference shares and ordinary shares on an as-if converted basis. Increasing probability was assigned to the mandatory conversion scenario in light of preparations for our initial public offering.

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

  Subscription for rights to acquire our restricted shares

       We offered selected members of the Alibaba Partnership and they have subscribed for rights to acquire our restricted shares. The rights offered before 2016 were not subject to any vesting conditions and entitled the holders to purchase restricted shares at a price of US$14.50 per share during a four-year period. Upon the exercise of these rights, the underlying ordinary shares may not be transferred for a period of eight years from the date of subscription of the relevant rights. The rights offered in 2016 and the underlying restricted shares are subject to certain service provisions that are not related to employment, and the holders are entitled to purchase restricted shares at a price of US$23.00 per share over a period of ten years from the vesting commencement date. The fair value of the rights was determined by the Black-Scholes option-valuation model. For the rights offered before 2016, a discount for post-vesting sales restriction was applied to arrive at the estimated value of the restricted shares. We recorded share-based compensation expense equivalent to the entire fair value of these rights less the initial subscription price in the period of subscription. For the rights offered in 2016, we will recognize share-based compensation expense equivalent to the entire fair value of these rights over the requisite service period.

  Share-based awards relating to Ant Financial Services

       Junhan made grants of certain share-based awards similar to share appreciation awards linked to the valuation of Ant Financial Services to a substantial number of our employees. The vesting of these awards is conditional upon the fulfillment of requisite services to us, and these awards will be settled in cash by Junhan upon their disposal by the holders. Junhan has the right to repurchase the vested awards from the holders upon an initial public offering of Ant Financial Services or the termination of the employment of the employees with us at a price to be determined based on the then fair market value of Ant Financial Services. We have no obligation to reimburse Junhan, Ant Financial Services or its subsidiaries for the cost associated with these awards. The cost relating to the share-based awards is recognized by us as a shareholder contribution as the awards will ultimately be settled in cash by Junhan. The awards meet the definition of a financial derivative and are initially measured at their fair value, and the related share-based compensation expense will be recognized over the requisite service period. Subsequent changes in the fair value of the awards are recorded in the consolidated income statements through the date on which the underlying awards are settled by Junhan. See note 8(d) to our audited consolidated financial statements for the years ended March 31, 2015, 2016 and 2017 included elsewhere in this annual report. The fair values of the underlying equity are primarily determined by reference to the BEV of Ant Financial Services which is based on the contemporaneous valuation reports or recent financing transactions. Given that the determination of the BEV of Ant Financial Services requires the judgments and is beyond our control, the magnitude of the related accounting impact is unpredictable and may affect our consolidated income statements significantly.

       As of March 31, 2017, the total unamortized share-based compensation expense related to (i) ordinary shares of us and our subsidiaries and (ii) awards linked to the valuation of Ant Financial Services that we expect to recognize was RMB13,958 million (US$2,028 million) and RMB1,039 million (US$151 million), respectively, with a weighted-average remaining requisite service period of 2.1 years and 1.6 years, respectively. To the extent the actual forfeiture rate is different from what we have anticipated, share-based compensation expense related to these awards will be different. Furthermore, share-based compensation expense will be affected by changes in the fair value of our shares, as certain share-based awards were granted to non-employees where the unvested portions of the awards are re-measured at each reporting date through the vesting dates in the future. As of March 31, 2017, 347,513 outstanding share options and 4,594,874 outstanding RSUs were held by non-employees, who consist primarily of employees of Ant Financial Services. In addition, share-based compensation expense will also be affected by changes in the fair value of awards granted to our employees by Junhan, which is controlled by Jack Ma. Ant Financial Services has informed us that they expect Junhan will also issue additional share-based awards to our employees from time to time in the future. See "Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transaction — Agreements and Transactions Related to Ant Financial Services and its Subsidiaries — Ownership of Ant Financial Services and Alipay." The expenses associated with these awards will be recognized across the functions in which the award recipients are employed and may continue to be significant in future periods.

Recognition of Income Taxes and Deferred Tax Assets/Liabilities

       We are mainly subject to income tax in China, but are also subject to taxation on profit arising in or derived from the tax jurisdiction where our subsidiaries are domiciled and operate outside China. Income taxes are assessed and determined on an entity basis. There are transactions (including entitlement to preferential tax treatment and deductibility of expenses) where the ultimate tax determination is uncertain until the final tax position is confirmed by relevant tax authorities. In addition, we recognize liabilities for anticipated tax audit issues based on estimates of whether additional taxes could be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, the differences will impact the income tax and deferred tax provisions in the period in which the determination is made.

       Deferred income tax is recognized for all temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available in the future against which the temporary differences, the carry forward of unused tax credits and unused tax losses could be utilized. Deferred income tax is provided in full, using the liability method. The deferred tax assets recognized are mainly related to the temporary differences arising from amortization of licensed copyrights of video content and accrued expenses which are not deductible until paid under the applicable PRC tax laws. We have also recognized deferred tax liabilities on the undistributed earnings generated by our subsidiaries in China, which are subject to withholding taxes when they resolve to distribute dividends to us. As of March 31, 2017, we have fully accrued the withholding tax on the earnings distributable by all of our subsidiaries in China, except for those undistributed earnings that we intend to invest indefinitely in China. If our intent changes or if these funds are in fact distributed outside China, we would be required to accrue or pay the withholding tax on some or all of these undistributed earnings and our effective tax rate would be adversely affected.

Fair Value Determination Related to the Accounting for Business Combinations

       A component of our growth strategy has been to acquire and integrate complementary businesses into our ecosystem. We complete business combinations from time to time which require us to perform purchase price allocations. In order to recognize the fair value of assets acquired and liabilities assumed, mainly consisting of intangible assets and goodwill, as well as the fair value of any contingent consideration to be recognized, we use valuation techniques such as discounted cash flow analysis and ratio analysis in comparison to comparable companies in similar industries under the income approach, market approach and cost approach. Major factors considered include historical financial results and assumptions including future growth rates, an estimate of weighted average cost of capital and the effect of expected changes in regulation. Most of the valuations of our acquired businesses have been performed by independent valuation specialists under our management's supervision. We believe that the estimated fair value assigned to the assets acquired and liabilities assumed are based on reasonable assumptions and estimates that market participants would use. However, these assumptions are inherently uncertain and actual results could differ from those estimates.

Fair Value Determination Related to Financial Instruments Accounted for at Fair Value

       We have a significant amount of investments and liabilities that are classified as Level 2 and Level 3 according to ASC 820 "Fair Value Measurement." The valuations for the investments and liabilities classified as Level 2 relating to financial derivatives, interest rate swaps and forward exchange contracts are provided by independent third parties such as the custodian banks. The valuations for the investments and liabilities classified as Level 3 relating to investment securities accounted for under the fair value option and contingent consideration in relation to investments and acquisitions are determined based on unobservable inputs, such as historical financial results and assumptions about future growth rates, which require significant judgment to determine the future outcome of these contingencies.

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

       For intangible assets other than licensed copyrights of video content, we perform an impairment assessment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. These assessments primarily use cash flow projections based on financial forecasts prepared by management and an estimated terminal value. The expected growth in revenues and operating margin, timing of future capital expenditures, an estimate of weighted average cost of capital and terminal growth rate are based on actual and prior year performance and market development expectations. The periods of the financial forecasts generally range from three to five years or a longer period if necessary. Judgment is required to determine key assumptions adopted in the cash flow projections and changes to key assumptions can significantly affect these cash flow projections and the results of the impairment tests.

Impairment Assessment on Licensed Copyrights of Video Content

       We evaluate the program usefulness of licensed copyrights of video content pursuant to the guidance in ASC 920 "Entertainment — Broadcasters" which provides that the rights be reported at the lower of unamortized cost or estimated net realizable value. When there is a change in the expected usage of licensed copyrights of video content, we estimate net realizable value of licensed copyrights of video content to determine if any impairment exists. The net realizable value of licensed copyrights of video content is determined by estimating the expected cash flows from advertising, less any direct costs, over the remaining useful lives of the licensed copyrights. We monetize our licensed copyrights with branding customers based on the different content channels available on our entertainment distribution platforms. Therefore, we estimate advertising cash flows for each category of content separately, such as movies, television series, variety shows, animations and other video content. Estimates that impact advertising cash flows include anticipated levels of demand for our advertising services and the expected selling prices of advertisements. Judgment is required to determine the key assumptions adopted in the cash flow projections and changes to key assumptions can significantly affect these cash flow projections and the results of the impairment tests.

Impairment Assessment on Investments in Equity Investees

       We continually review our investments in equity investees to determine whether a decline in fair value below the carrying value is "other-than-temporary." The primary factors that we consider include:

  •
  the severity and length of time that the fair value of the investment is below its carrying value;

  •
  the stage of development, the business plan, the financial condition, the sufficiency of funding and the operating performance of the investee companies; strategic collaboration with and the prospects of the investee companies;

  •
  the geographic region, market and industry in which the investee companies operate; and

  •
  other entity specific information such as recent financing rounds completed by the investee companies and post balance sheet date fair value of the investment.

       Fair value of the listed securities is subject to volatility and may be materially affected by market fluctuations. Judgment is required to determine the weighting and impact of the aforementioned factors and changes to such determination can significantly affect the results of the impairment tests.

       The market value of our investment in Alibaba Pictures has remained below its carrying value based on its quoted market prices since July 2015. Our original investment amount in Alibaba Pictures was RMB4,955 million, which was paid in June 2014. As a result of the placement of newly issued ordinary shares to third-party investors by Alibaba Pictures which diluted our equity interest to 49.5%, we de-consolidated the financial results of Alibaba Pictures in June 2015, and recognized a significant accounting gain of RMB24,734 million based on a revaluation of our remaining equity interest in Alibaba Pictures in accordance with ASC 810 under U.S. GAAP, together with a corresponding significant increase to the carrying value of our investment in Alibaba Pictures. As of March 31, 2017, the carrying value of our investment in Alibaba Pictures was RMB30,102 million (US$4,373 million) and the difference between the market value and the carrying value amounted to RMB14,487 million (US$2,105 million).

       We believe the decline is temporary on the basis that:

  •
  Alibaba Pictures is currently in the early stage of business development in a high growth industry and has sufficient funding to execute its business plans for the foreseeable future;

  •
  it has been growing its business according to its business plan, more than doubling its revenue for its fiscal year ended December 31, 2016 as compared to the prior year while reducing net loss by approximately 50% as compared to the original forecast;

  •
  it has established a leading position in the online movie ticketing market in China; and

  •
  we expect a stronger business performance by Alibaba Pictures as well as closer business collaboration with us under its newly appointed senior management.

       We have also considered the implied market value of Alibaba Pictures with reference to price-to-earnings ratios of comparable companies and the results of a valuation conducted by an independent valuer.

       We believe that the decline in market price of Alibaba Pictures is primarily due to its loss position and limited awareness among investors of its long term business prospects. After assessing relevant positive and negative evidence, and considering that we have both the ability and intent to hold this investment, we determined that the decline in market value against its carrying amount was not "other-than-temporary."

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

Allowance for Doubtful Accounts Relating to VAT Receivables

       VAT receivables mainly represent receivables from relevant PRC tax authorities in relation to OneTouch's VAT refund service. We record allowances for doubtful accounts primarily on VAT receivables according to our best estimate of the losses inherent in the outstanding portfolio of VAT receivables. The collection periods for the VAT receivables generally range from three to six months. We estimate the allowances by multiplying pre-determined percentages to the outstanding VAT receivable amounts based on the aging of the VAT receivables or any events that may affect the collectability of the VAT receivables. We monitor the aging of the VAT receivables and assess the collectability of these VAT receivables. Judgment is required to determine the percentages used to determine the allowance amounts and whether the amounts are adequate to cover potential bad debts, and periodic reviews are performed to ensure the percentages continue to reflect our best estimate of the inherent losses based on our assessment of the merchants' ability to repay the loans or the collectability of the VAT receivables.

Recent Accounting Pronouncements

       In May 2014, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update, or ASU, 2014-09, "Revenue from Contracts with Customers (Topic 606)" and issued subsequent amendments to the initial guidance or implementation guidance between August 2015 and December 2016 within ASU 2015-04, ASU 2016-08, ASU 2016-10, ASU 2016-12 and ASU 2016-20 (collectively, including ASU 2014-09, "ASC 606"). ASC 606 supersedes the revenue recognition requirements in ASC 605 and requires entities to recognize revenue in a way that depicts the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The new guidance is effective retrospectively for us for the year ending March 31, 2019 and interim reporting periods during the year ending March 31, 2019, with early application permitted only for the annual reporting period ending March 31, 2018 and interim reporting periods during the year ending March 31, 2018. The new guidance is required to be applied either retrospectively to each prior reporting period presented (the "full retrospective method") or retrospectively with the cumulative effect of initially applying the guidance recognized at the date of initial application (the "modified retrospective method"). We are currently evaluating whether we will apply the full retrospective method or the modified retrospective method. We are also evaluating the existing revenue recognition policies and currently we believe that the identification of performance obligations may have an impact on the timing and measurement of certain fees paid by merchants under ASC 606.

       In November 2015, the FASB issued ASU 2015-17, "Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes," which simplifies the presentation of deferred income taxes by requiring deferred tax assets and liabilities be classified as non-current on the consolidated balance sheet. The new guidance is effective for us for the year ending March 31, 2018 and interim reporting periods during the year ending March 31, 2018. Early adoption is permitted. The new guidance may be applied either prospectively to all deferred tax assets and liabilities or retrospectively to all periods presented. We are evaluating the effects, if any, of the adoption of this revised guidance on our financial position, results of operations or cash flows. At this time, we do not expect this accounting standard update to have a material impact on the consolidated financial statements.

       In January 2016, the FASB issued ASU 2016-01, "Financial Instruments — Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities," which amends various aspects of the recognition, measurement, presentation, and disclosure for financial instruments. With respect to our consolidated financial statements, the most significant impact relates to the accounting for equity investments (except for those accounted for under the equity method or those that result in the consolidation of the investee). Under the new guidance, equity investments are required to be measured at fair value with changes in fair value recognized in net income, except for investments that do not have readily determinable fair values. The new guidance also simplifies the impairment assessment and enhances the disclosure requirements of equity investments. The new guidance is effective for us for the year ending March 31, 2019 and interim reporting periods during the year ending March 31, 2019. Early adoption is permitted only for certain provisions. We are evaluating the effects, if any, of the adoption of this revised guidance on our financial position, results of operations or cash flows.

       In February 2016, the FASB issued ASU 2016-02, "Leases (Topic 842)" to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the consolidated balance sheet and disclosing key information about leasing arrangements. ASU 2016-02 creates a new topic in ASC 842 "Leases" to replace the current topic in ASC 840 "Leases." ASU 2016-02 affects both lessees and lessors, although for the latter the provisions are similar to the current model, but are updated to align with certain changes to the lessee model and also the new revenue recognition provisions contained in ASC 606. The new guidance is effective for us for the year ending March 31, 2020 and interim reporting periods during the year ending March 31, 2020. Early adoption is permitted. We are evaluating the effects, if any, of the adoption of this revised guidance on our financial position, results of operations or cash flows.

       In March 2016, the FASB issued ASU 2016-07, "Investments — Equity Method and Joint Ventures (Topic 323), Simplifying the Transition to the Equity Method of Accounting," to simplify the accounting for equity method investments, which eliminates the requirement in ASC 323 "Investments — Equity method and Joint

Ventures" that an entity retroactively adopts the equity method of accounting if an investment qualifies for use of the equity method as a result of an increase in the level of ownership or degree of influence. The amendments require that the equity method investor adds the cost of acquiring the additional interest in the investee to the current basis of the investor's previously held interest and adopts the equity method of accounting as of the date the investment becomes qualified for equity method accounting. The new guidance is effective for us for the year ending March 31, 2018 and interim reporting periods during the year ending March 31, 2018. We early adopted this new guidance prospectively in the year ended March 31, 2017.

       In March 2016, the FASB issued ASU 2016-09, "Compensation — Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting," to simplify the accounting for employee share-based payment transactions, including the income tax consequences, classification of excess tax benefits on the statement of cash flows, introduction of accounting policy election on forfeitures, and the change of the threshold of share withholding by the employer for settlement of employees' tax without causing the award to be classified as a liability. The new guidance is effective for us for the year ending March 31, 2018 and interim reporting periods during the year ending March 31, 2018. Early adoption is permitted. We are evaluating the effects, if any, of the adoption of this revised guidance on our financial position, results of operations or cash flows.

       In June 2016, the FASB issued ASU 2016-13, "Financial Instruments — Credit Losses (Topic 326): Measurement on Credit Losses on Financial Instruments," which introduces new guidance for credit losses on instruments within its scope. The new guidance introduces an approach based on expected losses to estimate credit losses on certain types of financial instruments, including trade and other receivables, held-to-maturity debt securities, loans and net investments in leases. The new guidance also modifies the impairment model for available-for-sale debt securities and requires entities to determine whether all or a portion of the unrealized loss on an available-for-sale debt security is a credit loss. The new guidance also indicates that entities may not use the length of time a security has been in an unrealized loss position as a factor in concluding whether a credit loss exists. The new guidance is effective for us for the year ending March 31, 2021 and interim reporting periods during the year ending March 31, 2021. Early adoption is permitted for us for the year ending March 31, 2020 and interim reporting periods during the year ending March 31, 2020. We are evaluating the effects, if any, of the adoption of this guidance on our financial position, results of operations and cash flows.

       In June 2016, the FASB issued ASU 2016-15, "Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments." The new guidance is intended to reduce diversity in practice in how certain transactions are classified in the statement of cash flows. The new guidance is effective for us for the year ending March 31, 2019 and interim reporting periods during the year ending March 31, 2019. Early adoption is permitted. The guidance requires application using a retrospective transition method. We are evaluating the effects, if any, of the adoption of this guidance on our consolidated statements of cash flows.

       In October 2016, the FASB issued ASU 2016-16, "Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other than Inventory" which amends the accounting for income taxes. The new guidance requires recognition of income tax consequences of an intra-entity asset transfer, other than transfers of inventory, when the transfer occurs. For intra-entity transfers of inventory, the income tax effects will continue to be deferred until the inventory has been sold to a third party. The new guidance is effective for us for the year ending March 31, 2019 and interim reporting periods during the year ending March 31, 2019. Early adoption is permitted. The new guidance is required to be applied on a modified retrospective basis through a cumulative-effect adjustment directly recorded to retained earnings as of the beginning of the period of adoption. We are evaluating the effects, if any, of the adoption of this guidance on our financial position, results of operations and cash flows.

       In October 2016, the FASB issued ASU 2016-17, "Consolidation (Topic 810): Interests held through Related Parties That Are Under Common Control" to amend the consolidation guidance on how a reporting entity that is the single decision maker of a VIE should treat indirect interests in the entity held through related parties that are under common control with the reporting entity when determining whether it is the primary beneficiary of that VIE. The new guidance is effective for us for the year ending March 31, 2018 and interim reporting periods during the year ending March 31, 2018. Early adoption is permitted. When the new guidance is adopted, it is required to be applied retrospectively for us for the year ended March 31, 2017 and interim reporting periods during the year ended March 31, 2017. We are evaluating the effects, if any, of the adoption of this guidance on our financial position, results of operations and cash flows.

       In November 2016, the FASB issued ASU 2016-18, "Statement of Cash Flows (Topic 230): Restricted Cash," which requires the amounts generally described as restricted cash and restricted cash equivalents to be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The new guidance is effective for us for the year ending March 31, 2019 and interim reporting periods during the year ending March 31, 2019. Early adoption is permitted. The guidance requires application using a retrospective transition method. We are evaluating the effects, if any, of the adoption of this guidance on our consolidated statements of cash flows.

       In January 2017, the FASB issued ASU 2017-01, "Business Combinations (Topic 805): Clarifying the Definition of a Business," which clarifies the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The new guidance is effective prospectively for us for the year ending March 31, 2019 and interim reporting periods during the year ending March 31, 2019. Early adoption is permitted for transactions for which the transaction date occurs before the issuance date or effective date of this new guidance, only when the transaction has not been reported in the financial statements that have been issued or made available for issuance. We are evaluating the effects, if any, of the adoption of this guidance on our financial position, results of operations and cash flows.

       In January 2017, the FASB issued ASU 2017-04, "Intangibles — Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment," which simplifies how an entity is required to test goodwill for impairment by eliminating step two from the goodwill impairment test. Step two of the goodwill impairment measures a goodwill impairment loss by comparing the implied fair value of a reporting unit's goodwill with its carrying amount. The new guidance is effective prospectively for us for the year ending March 31, 2021 and interim reporting periods during the year ending March 31, 2021. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. We are evaluating the effects, if any, of the adoption of this guidance on our financial position, results of operations and cash flows.

       In May 2017, the FASB issued ASU 2017-09, "Compensation — Stock Compensation (Topic 718): Scope of Modification Accounting," which provides guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting in ASC 718. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. The new guidance is effective prospectively for us for the year ending March 31, 2019 and interim reporting periods during the year ending March 31, 2019. Early adoption is permitted. We are evaluating the effects, if any, of the adoption of this guidance on our financial position, results of operations and cash flows.

C.    Research and Development, Patents and Licenses, etc.

Research and Development

       We have built our core technology for our e-commerce and cloud computing businesses in-house. As of March 31, 2017, we employed over 22,000 research and development personnel engaged in building our technology platform and developing new online and mobile products. We recruit top and experienced talent locally and oversea, and we have advanced training programs designed specifically for new campus hires.

Intellectual Property

       We believe the protection of our trademarks, copyrights, domain names, trade names, trade secrets, patents and other proprietary rights is critical to our business. We rely on a combination of trademark, fair trade practice, copyright and trade secret protection laws and patent protection in China and other jurisdictions, as well as confidentiality procedures and contractual provisions to protect our intellectual property and our trademarks. We also enter into confidentiality and invention assignment agreements with all of our employees, and we rigorously control access to our proprietary technology and information. As of March 31, 2017, we had 2,832 issued patents and 6,658 publicly filed patent applications in China and 1,883 issued patents and 4,082 publicly filed patent applications in various countries and jurisdictions internationally. We do not know whether any of our pending patent applications will result in the issuance of patents or whether the examination process will require us to narrow our claims.

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

E.    Off-Balance Sheet Arrangements

       We did not have any material off-balance sheet arrangements in fiscal years 2015, 2016 or 2017.

F.     Contractual Obligations

       The following table sets forth our contractual obligations and commercial commitments as of March 31, 2017:

	Payment due by period
	Total	Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years
	(in millions of RMB)
Contractual Obligations
Short-term borrowings(1)	5,948	5,948	—	—	—
Long-term borrowings(2)	3,613	—	2,688	258	667
US$4.0 billion syndicated loan denominated in US$(3)	27,346	—	—	27,346	—
Unsecured senior notes(4)	55,123	8,957	15,503	10,336	20,327
Contractual Commitments
Purchase of property and equipment	1,771	1,766	5	—	—
Construction in progress	2,838	1,378	991	469	—
Leases for office facility and transportation equipment	3,289	862	1,022	571	834
Co-location, bandwidth fees and marketing expenses	14,135	3,777	3,694	2,986	3,678
Investment commitments(5)	17,495	17,495	—	—	—
Acquisition of license and copyrights	8,431	4,518	3,462	451	—

Total	139,989	44,701	27,365	42,417	25,506

(1)
Excluding estimated interest payments of RMB48 million assuming the applicable interest rates in effect as of March 31, 2017. The majority of the borrowings are subject to floating interest rates.
(2)
Excluding estimated interest payments of RMB736 million in total (RMB168 million, RMB227 million, RMB63 million and RMB278 million over the periods of less than one year, one to three years, three to five years and more than five years from April 1, 2017, respectively), assuming the applicable interest rates in effect as of March 31, 2017. Substantially all of the borrowings are subject to floating interest rates.
(3)
Excluding estimated interest payments of RMB2,338 million in total (RMB571 million, RMB1,143 million and RMB624 million over the periods of less than one year, one to three years and three to five years from April 1, 2017, respectively), assuming the applicable interest rate in effect as of March 31, 2017. The syndicated loan is subject to a floating interest rate.
(4)
Excluding estimated interest payments of RMB10,732 million in total (RMB1,581 million, RMB2,839 million, RMB2,081 million and RMB4,231 million over the periods of less than one year, one to three years, three to five years and more than five years from April 1, 2017, respectively), assuming the applicable interest rates in effect as of March 31, 2017. Aggregate principal amount of fixed rate notes and floating rate notes were US$7.7 billion and US$300 million respectively.
(5)
Including the consideration for the privatization of Intime of HK$12.6 billion, which we completed in May 2017.

       In addition, according to our partnership arrangement with the International Olympic Committee, we will provide at least US$815 million worth of cash, cloud infrastructure services and cloud computing services, as well as marketing and media support through 2028, in connection with various Olympic initiatives, events and activities, including the Olympic Games and the Winter Olympic Games. As of March 31, 2017, the aggregate amount of cash to be paid and value of services to be provided in the future is approximately US$800 million.

G.    Safe Harbor

       See "Forward-Looking Statements."

ITEM 6    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    Directors and Senior Management

Directors and Executive Officers

       The following table sets forth certain information relating to our directors and executive officers.

Name	Age	Position/Title
Jack Yun MA †(1)	52	Executive Chairman
Joseph C. TSAI †(2)	53	Executive Vice Chairman
Daniel Yong ZHANG †(1)	45	Director and Chief Executive Officer
J. Michael EVANS †(2)	59	Director and President
Masayoshi SON ‡(3)	59	Director
Eric Xiandong JING†(2)	44	Director
Chee Hwa TUNG(2)	80	Independent director
Walter Teh Ming KWAUK(2)	64	Independent director
Jerry YANG(2)	48	Independent director
Börje E. EKHOLM(2)	54	Independent director
Wan Ling MARTELLO(2)	59	Independent director
Maggie Wei WU(2)	49	Chief Financial Officer
Judy Wenhong TONG(1)	46	Chief People Officer
Jeff Jianfeng ZHANG(1)	43	Chief Technology Officer
Zhenfei LIU(1)	45	Chief Risk Officer
Sophie Minzhi WU(1)	41	Chief Customer Officer
Timothy A. STEINERT(2)	57	General Counsel and Secretary
Jianhang JIN(1)	47	President
Chris Pen-hung TUNG(1)	47	Chief Marketing Officer
Yongfu YU(1)	40	Chairman and Chief Executive Officer, Alibaba Digital Media & Entertainment Group
Simon Xiaoming HU(1)	47	President, Alibaba Cloud Computing
Trudy Shan DAI(1)	40	President, Wholesale Marketplaces
Jessie Junfang ZHENG(1)	43	Chief Platform Governance Officer

†
Director nominated by the Alibaba Partnership.
‡
Director nominated by SoftBank.
(1)
c/o 969 West Wen Yi Road, Yu Hang District, Hangzhou 311121, the People's Republic of China.
(2)
c/o Alibaba Group Services Limited, 26/F Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong S.A.R.
(3)
SoftBank Group Corp., 1-9-1 Higashi-shimbashi, Minato-ku, Tokyo, 105-7303, Japan.

Biographical Information

       Jack Yun MA ( ) is our lead founder and, since May 2013, has served as our executive chairman. From our founding in 1999 and until May 2013, Jack served as our chairman and chief executive officer. He is also the founder of the Zhejiang-based Jack Ma Foundation. Jack currently serves on the board of SoftBank Group Corp., one of our major shareholders and a Japanese corporation listed on the Tokyo Stock Exchange. He is also a member of the Foundation Board of the World Economic Forum, chairman of the Zhejiang Chamber of Commerce, as well as chairman of the China Entrepreneur Club. In January 2016, he was named a Sustainable Development Goals (SDGs) advocate by the United Nations. Jack graduated from Hangzhou Teacher's Institute with a major in English language education.

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

       Daniel Yong ZHANG ( ) has been our Chief Executive Officer since May 2015 and our director since September 2014. Prior to his current role, he served as our Chief Operating Officer from September 2013 to May 2015. He joined our company in August 2007 as Chief Financial Officer of Taobao Marketplace and served in this position until June 2011. He took on the additional role of general manager for Tmall.com in August 2008, which he served in concurrence until appointment as president of Tmall.com in June 2011 when Tmall.com became an independent platform. Prior to joining Alibaba, Daniel served as Chief Financial Officer of Shanda Interactive Entertainment Limited, an online game developer and operator then listed on NASDAQ, from August 2005 to August 2007. From 2002 to 2005, he was a senior executive of PricewaterhouseCoopers' Audit and Business Advisory Division in Shanghai. Daniel serves on the board of Weibo, a company listed on the NYSE. Daniel received a bachelor's degree in finance from Shanghai University of Finance and Economics.

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

       Masayoshi SON has been our director since 2000 and is the founder, chairman and chief executive officer of SoftBank Group Corp., a Japanese corporation listed on the Tokyo Stock Exchange, with operations in broadband, mobile and fixed-line telecommunications, e-commerce, Internet, technology services, media and marketing, and other businesses. Mr. Son founded SoftBank Group Corp. in 1981. Mr. Son also serves as director of several other SoftBank subsidiaries and affiliates, including serving as chairman of SoftBank Group Corp. as well as director of Yahoo Japan Corporation since 1996, and chairman of the board of Sprint Corporation since 2013. Mr. Son received a bachelor's degree in Economics from the University of California, Berkeley.

       Eric Xiandong JING ( ) has been our director since September 2016. He is currently the chief executive officer of Ant Financial Services. Prior to his current position, Mr. Jing served as president of Ant Financial Services from June 2015 to October 2016, and chief operating officer of Ant Financial Services from October 2014 to June 2015. Prior to that, he served as Alipay's chief financial officer. Before joining Alipay in September 2009, he was senior corporate finance director and corporate finance vice president of Alibaba.com from 2007 to 2009. Previously, Mr. Jing was the chief financial officer of Guangzhou Pepsi Cola Beverage Co. from 2004 to 2006. He also held management positions in several Coca-Cola bottling companies across China. Currently, Mr. Jing also serves as a director of Hundsun Technologies, a company listed on the Shanghai Stock Exchange. Mr. Jing received an MBA degree from the Carlson School of Management at the University of Minnesota and a bachelor's degree in economics from Shanghai Jiao Tong University.

       Chee Hwa TUNG ( ) has been our director since September 2014 and is the Vice Chairman of the Twelfth National Committee of the Chinese People's Political Consultative Conference of the PRC, which is an important institution of multiparty cooperation and political consultation in the PRC. Mr. Tung is the Founding Chairman of the China-United States Exchange Foundation, which is a non-profit organization registered in Hong Kong to promote understanding and strengthening relationships between China and the United States. Mr. Tung also serves in various public sector and advisory positions, including as a member of the J.P. Morgan International Council, the China Development Bank International Advisory Committee and the Advisory Board of the Schwarzman Scholars Program at Tsinghua University. Prior to these appointments, Mr. Tung served as the First Chief Executive of the Hong Kong Special Administrative Region from July 1997 to March 2005. Mr. Tung had a successful and distinguished career in business, including serving as the Chairman and Chief Executive Officer of Orient Overseas (International) Limited, an SEHK-listed company with its principal business activities in container transport and logistics services on a global scale. Mr. Tung is also the chairman and director of Our Hong Kong Foundation Limited, a non-government, non-profit organization dedicated to promoting the long-term and overall interests of Hong Kong. Mr. Tung received a bachelor's degree in science from the University of Liverpool.

       Walter Teh Ming KWAUK ( ) has been our director since September 2014. He previously served as an independent non-executive director and chairman of the audit committee of Alibaba.com Limited, one of our subsidiaries, which was listed on the SEHK, from October 2007 to July 2012. Mr. Kwauk is currently a senior adviser of Motorola Solutions (China) Co., Ltd. and serves as an independent non-executive director of Sinosoft Technology Group Limited, a company listed on the SEHK, and WuXi Biologics (Cayman) Inc., a company listed on the SEHK, both of which Mr. Kwauk is also the chairman of their audit committees; and several private companies. Mr. Kwauk was a vice president of Motorola Solutions, Inc. and its director of corporate strategic finance and tax, Asia Pacific from 2003 to 2012. Mr. Kwauk served with KPMG from 1977 to 2002 and held a number of senior positions, including the general manager of KPMG's joint venture accounting firm in Beijing, the managing partner in KPMG's Shanghai office and a partner in KPMG's Hong Kong Office. He is a member of the Hong Kong Institute of Certified Public Accountants. Mr. Kwauk received a bachelor's degree in science and a licentiate's degree in accounting from the University of British Columbia.

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

       Börje E. EKHOLM has been our director since June 2015. Mr. Ekholm is currently the president and chief executive officer of Ericsson. Prior to his current position, Mr. Ekholm was head of Patricia Industries, a newly created division of Investor AB, a Swedish investment company, where he has held a variety of management positions since joining the firm in 1992. Mr. Ekholm previously served as president and chief executive officer and a member of the board of directors of Investor AB. Prior to becoming president and chief executive officer in 2005, Mr. Ekholm was a member of the management group of Investor AB. Previously, Mr. Ekholm worked at McKinsey & Co. Inc. Mr. Ekholm currently serves as a member of the board of Ericsson and as a member of the board of trustees of the private school Choate Rosemary Hall. Mr. Ekholm received a master's degree in electrical engineering from KTH Royal Institute of Technology and a master's degree in business administration from INSEAD.

       Wan Ling MARTELLO has been our director since September 2015. She is currently the executive vice president, head of zone Asia, Oceania, Sub-Saharan Africa of Nestlé S.A. Prior to this appointment, Ms. Martello was executive vice president, chief financial officer of Nestlé S.A., and joined the company in November 2011. Before joining Nestlé S.A., Ms. Martello worked at Wal-Mart Stores Inc. from 2005 to 2011 where she served as executive vice president, global e-commerce, and senior vice president and chief financial officer, Walmart International, at different times. Prior to that, Ms. Martello worked at NCH Marketing Services Inc. from 1998 to 2005 and Borden Foods Corporation from 1995 to 1998, where she held various senior management positions. Previously, Ms. Martello worked at Kraft Foods, Inc. from 1985 to 1995. Ms. Martello received a master's degree in business administration (management information systems) from the University of Minnesota and a bachelor's degree in business administration and accountancy from the University of the Philippines. She is a certified public accountant in the Philippines.

       Maggie Wei WU ( ) has been our chief financial officer since May 2013. Maggie served as our deputy chief financial officer from October 2011 to May 2013. Maggie joined our company in July 2007 as chief financial officer of Alibaba.com and was responsible for instituting Alibaba.com's financial systems and organization leading up to its initial public offering in Hong Kong in November of that year, as well as co-leading the privatization of Alibaba.com in 2012. She was voted best CFO in FinanceAsia's annual poll for Asia's Best Managed Companies in 2010. Before joining our company, Maggie was an audit partner at KPMG in Beijing. In her 15 years with KPMG, she was lead audit partner for the initial public offerings and audits of several major large-cap Chinese companies listed in international capital markets and provided audit and advisory services to major multinational corporations operating in China. Maggie is a member of the Association of Chartered Certified Accountants (ACCA) and a member of the Chinese Institute of Certified Public Accountants. She received a bachelor's degree in accounting from Capital University of Economics and Business.

       Judy Wenhong TONG ( ) has been our chief people officer since January 2017. She is also currently the non-executive chairwoman of Cainiao Network. Prior to her current position, from 2013 to 2016, Judy led the formation of Cainiao Network and served as chief operating officer, president and chief executive officer, overseeing the operations of the company. Between 2007 and 2013, she served as vice president and senior vice president in various departments in our company, including construction, real estate and procurement. Judy joined our company in 2000. Judy currently also serves as a board member of YTO Express Group Co., Ltd., a leading express courier company in China listed on Shanghai Stock Exchange. Judy received a bachelor's degree from Zhejiang University.

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

       Sophie Minzhi WU ( ) has been our chief customer officer since January 2017. Prior to her current position, Sophie served as president of Alibaba.com and 1688.com, our international and China wholesale marketplaces. From October 2014 to February 2015, she also led the Rural Taobao team. Previously, she was vice president of Alibaba.com's supplier service division, responsible for leading her team to optimize service to China gold Supplier members and enhancing supplier quality. Sophie joined our company in November 2000 and has served in several sales management roles, including general manager of regional sales, director and vice president of China Gold Supplier sales, and vice president of China TrustPass sales. Before joining Alibaba Group, Sophie was sales and customer manager at a technology development company wholly owned by Zhejiang University. She holds a bachelor's degree in international trade from Zhejiang University and an EMBA degree from China Europe International Business School.

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

       Yongfu YU ( ) has served as president of Mobile Internet and Alimama since May 2015 and chairman and chief executive officer of Alibaba Digital Media & Entertainment Group since October 2016. He has been chairman and chief executive officer of Alibaba Pictures since December 2016. Prior to his current position, Yongfu served as president of UCWeb after he joined our company in June 2014 and president of AutoNavi from March 2015. From 2006 to June 2014, Yongfu was chairman and chief executive officer of UCWeb before it became our wholly-owned subsidiary. Prior to that, Yongfu was a vice president and associate with Legend Capital from 2001 to 2006. Yongfu received a bachelor's degree in business administration from Nankai University.

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

       Trudy Shan DAI ( ) joined our company in 1999 as a member of our founding team and has been president of Alibaba.com and 1688.com, our international and China wholesale marketplaces since January 2017. Prior to her current position, Trudy was our chief customer officer from June 2014 to January 2017 and served as senior vice president of human resources and administration of Taobao and Alibaba.com as well as our deputy chief people officer and chief people officer from 2009 to 2014. She was general manager of Alibaba.com's international operations from 2007 to 2008. Prior to that, she was vice president of human resources of China Yahoo! and the first general manager of Alibaba.com's Guangzhou branch, in charge of field and telephone sales, marketing and human resources in Guangdong Province. From 2002 to 2005, Trudy served as senior sales director of China TrustPass in Alibaba.com's China marketplace division. She received a bachelor's degree in engineering from Hangzhou Institute of Electrical Engineering.

       Jessie Junfang ZHENG ( ) has been our chief platform governance officer since December 2015, responsible for the governance of our retail and wholesale marketplaces. She has also been our deputy chief financial officer from November 2013 to June 2016. Prior to her current position, she served as financial vice president of Alibaba.com from December 2010 to October 2013. Before joining our company, Jessie was an audit partner at KPMG. Jessie received a bachelor's degree in accounting from Northeastern University in China.

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

       We believe that our partnership approach has helped us to better manage our business, with the peer nature of the partnership enabling senior managers to collaborate and override bureaucracy and hierarchy. The Alibaba Partnership currently has 36 members comprised of 27 members of our management and nine members of management of Ant Financial Services. The number of partners in Alibaba Partnership is not fixed and may change from time to time due to the election of new partners, the retirement of partners and the departure of partners for other reasons.

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

       We believe the criteria and process of the Alibaba Partnership applicable to the election of new partners, as described above, promote accountability among the partners as well as to our customers, employees and shareholders. In order to align the interests of partners with the interests of our shareholders, we require that each partner maintain a meaningful level of equity interests in our company during his or her tenure as a partner. Since a partner nominee must have been our employee or an employee of one of our related companies or affiliates for at least five years, as of the time he or she becomes a partner, he or she will typically already own or have been awarded a personally meaningful level of equity interest in our company through our equity incentive and share purchase plans.

Duties of Partners

       The main duty of partners in their capacity as partners is to embody and promote our mission, vision and values. We expect partners to be evangelists for our mission, vision and values, both within our organization and externally to customers, business partners and other participants in our ecosystem.

Partnership Committee

       The partnership committee must consist of at least five partners and is currently comprised of Jack Ma, Joe Tsai, Daniel Zhang, Lucy Peng and Eric Jing. The partnership committee is responsible for administering partner elections and allocating the relevant portion of the annual cash bonus pool for all partner members of management, with any amounts payable to partners who are our executive officers or directors or members of the partnership committee subject to approval of the compensation committee of our board of directors. Partnership committee members serve for a term of three years and may serve multiple terms. Elections of partnership committee members are held once every three years. Prior to each election, the partnership committee will nominate a number of partners equal to the number of partnership committee members that will serve in the next partnership committee term plus three additional nominees. Each partner votes for a number of nominees equal to the number of partnership committee members that will serve in the next partnership committee term and all except the three nominees who receive the least votes from the partners are elected to the partnership committee.

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

       In determining the Alibaba Partnership director nominees who will stand for election to our board, the partnership committee will propose director nominees who will be voted on by all of the partners, and those nominees who receive a simple majority of the votes of the partners will be selected for these purposes. The director nominees of the Alibaba Partnership may be partners of the Alibaba Partnership or other qualified individuals who are not affiliated with the Alibaba Partnership.

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

       Our board of directors currently consists of eleven members, and five of these directors are Alibaba Partnership nominees. If at any time our board of directors consists of less than a simple majority of directors nominated or appointed by the Alibaba Partnership for any reason — including because the Alibaba Partnership had previously not exercised its right to nominate or appoint a simple majority of our board of directors — the Alibaba Partnership will be entitled (in its sole discretion and without the need for any additional shareholder approval) to nominate or appoint such number of additional directors as necessary to ensure that the directors nominated or appointed by the Alibaba Partnership comprise a simple majority of our board of directors. Accordingly, the Alibaba Partnership is entitled to nominate or appoint two additional directors to our board, which would increase the total number of directors to thirteen. We have entered into a voting agreement pursuant to which both SoftBank and Yahoo have agreed to vote their shares in favor of the Alibaba Partnership director nominees at each annual general shareholders meeting so long as SoftBank owns at least 15% of our outstanding ordinary shares. Accordingly, for so long as SoftBank and Yahoo remain substantial shareholders, we expect the Alibaba Partnership nominees will receive a majority of votes cast at any meeting for the election of directors and will be elected as directors. See "Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Transactions and Agreements with SoftBank and Yahoo — Voting Agreement."

Current Partners

       The following table sets forth the names, in alphabetical order by surname, and other information regarding the current partners of the Alibaba Partnership as of the date of this annual report.

Name	Age	Gender	Year Joined Alibaba Group	Current position with Alibaba Group or related/affiliated companies
Jingxian CAI ( )	40	M	2000	Senior Researcher
Li CHENG ( )	42	M	2005	Chief Technology Officer, Ant Financial Services
Trudy Shan DAI ( )	40	F	1999	President, Wholesale Marketplaces
Luyuan FAN ( )	44	M	2007	Senior Vice President, Wealth Management Business, Ant Financial Services
Yongxin FANG ( )	43	M	2000	Director, Human Resources
Felix Xi HU ( )	36	M	2007	Chief Technology Architect, Ant Financial Services
Simon Xiaoming HU ( )	47	M	2005	President, Alibaba Cloud Computing
Jane Fang JIANG ( )	43	F	1999	Deputy Chief People Officer
Jianhang JIN ( )	47	M	1999	President
Eric Xiandong JING ( )†	44	M	2007	Chief Executive Officer, Ant Financial Services
Zhenfei LIU ( )	45	M	2006	Chief Risk Officer
Jack Yun MA ( )†	52	M	1999	Executive Chairman
Xingjun NI ( )	39	M	2003	Principal Engineer, Ant Financial Services
Lucy Lei PENG ( )†	43	F	1999	Chairman, Ant Financial Services
Sabrina Yijie PENG ( )	38	F	2000	Vice President, Ant Financial Services
Xiaofeng SHAO ( )	51	M	2005	Senior Vice President, Director, Office of the Chairman
Timothy A. STEINERT	57	M	2007	General Counsel and Secretary
Lijun SUN ( )	40	M	2002	General Manager, Rural Taobao
Judy Wenhong TONG ( )	46	F	2000	Chief People Officer, Non-executive Chairwoman of Cainiao Network
Joseph C. TSAI ( )†	53	M	1999	Executive Vice Chairman
Jian WANG ( )	54	M	2008	Chairman, Technology Steering Committee
Shuai WANG ( )	42	M	2003	Senior Vice President
Winnie Jia WEN ( )	40	F	2007	Senior Director, Office of the Chairman
Sophie Minzhi WU ( )	41	F	2000	Chief Customer Officer
Maggie Wei WU ( )	49	F	2007	Chief Financial Officer
Eddie Yongming WU ( )	42	M	1999	Chairman, Alibaba Health
Zeming WU ( )	36	M	2004	Principal Engineer, Tmall
Sara Siying YU ( )	42	F	2005	Associate General Counsel, China
Yongfu YU ( )	40	M	2014	Chairman and Chief Executive Officer, Alibaba Digital Media & Entertainment Group
Ming ZENG ( )	47	M	2006	Executive Vice President
Sam Songbai ZENG ( )	50	M	2012	Senior Vice President, Human Resources, Ant Financial Services
Jeff Jianfeng ZHANG ( )	43	M	2004	Chief Technology Officer
Daniel Yong ZHANG ( )†	45	M	2007	Chief Executive Officer
Yu ZHANG ( )	47	F	2004	Director, Office of the Chairman and Chief Executive Officer, Alibaba Digital Media & Entertainment Group
Ying ZHAO ( )	43	F	2005	Vice President, Ant Financial Services
Jessie Junfang ZHENG ( )	43	F	2010	Chief Platform Governance Officer

†
Member of the partnership committee.

Bonus Pool

       Our board of directors, acting on the recommendation of our compensation committee, approves an annual cash bonus pool for management of our company (which in fiscal year 2017 comprised over 260 individuals) equal to a percentage of our adjusted pre-tax operating profits. Once the annual cash bonus pool is calculated, our compensation committee will then first determine the proportion to be allocated to the non-partner members of our management. Any remaining portion will then be available for the partner members of our management. The partnership committee will determine the allocation of the relevant portion of the annual cash bonus pool for all partner members of management, with any amounts payable to partners who are our executive officers or directors or members of the partnership committee subject to approval of the compensation committee of our board of directors. We understand that a partner's level of contribution to our business and to the promoting of our mission, vision and values will be a key factor in determining his or her allocation from the bonus pool. A portion of the annual cash bonus pool that is available to the partner members of management may, upon the recommendation of the partnership committee and approval of our compensation committee, be deferred, with the allocations of deferred payment determined by the partnership committee with any amounts payable to our executive officers or directors who are partners or members of the partnership committee subject to approval of the compensation committee of our board of directors. We understand that participation in deferred distributions, other than retirement pension payments funded out of the deferred pool, is conditioned on a partner's continued employment with us, our affiliates and/or certain companies with which we have a significant relationship, such as Ant Financial Services.

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

Restrictive Provisions

       Under our articles of association, in connection with any change of control, merger or sale of our company, the partners and other holders of our ordinary shares shall receive the same consideration with respect to their ordinary shares in connection with any of these types of transactions. In addition, our articles of association provide that the Alibaba Partnership may not transfer or otherwise delegate or give a proxy to any third-party with respect to its right to nominate directors, although it may elect not to exercise its rights in full. In addition, as noted above, our articles of association also provide that the amendment of certain provisions of the Alibaba Partnership agreement relating to the purpose of the partnership or the manner in which the partnership exercises its rights to nominate or appoint a majority of our board of directors will require the approval of a majority of directors who are not appointees of the Alibaba Partnership and are "independent directors" within the meaning of Section 303A of the New York Stock Exchange Listed Company Manual.

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

Alibaba Group Equity Interest Holding Requirements for Partners

       Each of the partners holds his or her equity interests in our company directly as an individual or through his or her affiliates. We have entered into share retention agreements with each partner. These agreements provide that a period of three years from the date on which a person becomes a partner, or for 25 of the existing partners, from January 1, 2014, three of the existing partners, from August 26, 2014, four of the existing partners, from December 8, 2015 and four of the existing partners, from February 17, 2017, we require that each partner retain at least 60% of the equity interests (including unvested shares and shares underlying vested and unvested awards) that he or she held on the starting date of the three-year period. Following the initial three-year holding period and for so long as he or she remains a partner, we require that the partner retain at least 40% of the equity interests (including unvested shares and shares underlying vested and unvested awards) that he or she held on the starting date of the initial three-year holding period. Exceptions to the holding period rules described in the share retention agreements must be approved by a majority of the independent directors.

B.    Compensation

Compensation of Directors and Executive Officers

       For fiscal year 2017, we paid and accrued aggregate fees, salaries and benefits (excluding equity-based grants) of up to approximately RMB548 million (US$80 million) to our directors and executive officers as a group and granted rights to purchase an aggregate of 1,000,000 ordinary shares and 644,000 RSUs to our directors and executive officers.

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

Employment Agreements

       We have entered into employment agreements with each of our executive officers. We may terminate their employment at any time, with cause, and we are not required to provide any prior notice of the termination. We may also terminate their employment in circumstances prescribed under and in accordance with the requirements of applicable labor law, including notice and payment in lieu. Executive officers may terminate their employment with us at any time upon written notice. Although our employment agreements with our executive officers do not provide for severance pay, where severance pay is mandated by law, our executive officers will be entitled to severance pay in the amount mandated by law when his or her employment is terminated. We have been advised by our PRC counsel, Fangda Partners, that we may be required to make severance payments upon termination without cause to comply with the PRC Labor Law, the labor contract law and other relevant PRC regulations, which entitle employees to severance payments in case of early termination of "de facto employment relationships" by PRC entities without statutory cause regardless of whether there exists a written employment agreement with these entities.

       Our grant letter agreements under our equity incentive plans also contain, among other rights, restrictive covenants that enable us to terminate grants and repurchase shares at par or the exercise price paid for the shares in the event of a grantee's termination for cause for breaching these covenants. See "— Equity Incentive Plans" below.

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

  •
  2011 Equity Incentive Plan, or the 2011 Plan; and

  •
  2014 Post-IPO Equity Incentive Plan, or the 2014 Plan.

       Currently, awards are only available for issuance under our 2014 Plan. If an award under the 2011 Plan terminates, expires or lapses, or is cancelled for any reason, ordinary shares subject to the award become available for the grant of a new award under the 2014 Plan. As of March 31, 2017, there were:

  •
  10,631,128 ordinary shares issuable upon exercise of outstanding options and 1,141,875 issued but unvested restricted shares;

  •
  72,570,808 ordinary shares subject to unvested RSUs; and

  •
  29,079,770 ordinary shares authorized for issuance under the 2014 Plan; plus, on April 1, 2015 and each anniversary thereof, an additional amount equal to the lesser of 25,000,000 ordinary shares and such lesser number of ordinary shares determined by our board of directors.

       Our equity incentive plans provide for the granting of incentive and non-statutory options, restricted shares, RSUs, dividend equivalents, share appreciation rights and share payments to any directors, employees, and consultants of ours, our affiliates and certain other companies, such as Ant Financial Services. Share options and RSUs granted are generally subject to a four-year vesting schedule as determined by the administrator of the respective plans. Depending on the nature and the purpose of the grant, share options and RSUs in general vest 25% upon the first anniversary of the vesting commencement date for annual incentive awards or 50% upon the second anniversary of the vesting commencement date for on-hire awards, and 25% every year thereafter. Starting in fiscal year 2015, certain RSUs and share options granted to our senior management members were subject to a six-year pro rata vesting schedule. We believe equity-based awards are vital to attract, motivate and retain our directors, employees and consultants, and those of certain of our affiliates and other companies, such as Ant Financial Services, and are the appropriate tool to align their interests with our shareholders. Accordingly, we will continue to grant equity-based awards to the employees, consultants and directors of our company, our affiliates and certain other companies as an important part of their compensation packages.

       In addition, our equity incentive award agreements generally provide that, in the event of a grantee's termination for cause or violation of a non-competition undertaking, we will have the right to repurchase the shares acquired by the grantee, generally at par or the exercise price paid for the shares.

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

       Types of awards.    The equity incentive plans provide for the granting of incentive and non-statutory options, restricted shares, RSUs, dividend equivalents, share appreciation rights, share payments and other rights.

       Award agreements.    Generally, awards granted under the equity incentive plans are evidenced by an award agreement providing for the number of ordinary shares subject to the award, and the terms and conditions of the award, which must be consistent with the relevant plan.

       Eligibility.    Any employee, consultant or director of our company, our affiliates or certain other companies, such as Ant Financial Services, is eligible to receive grants under the equity incentive plans, but only employees of our company, our affiliates and certain other companies, such as Ant Financial Services, are eligible to receive incentive stock options.

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

       Change in control.    If a change in control of our company occurs, the plan administrator may, in its sole discretion:

  •
  accelerate the vesting, in whole or in part, of any award;

  •
  purchase any award for an amount of cash or ordinary shares of our company equal to the value that could have been attained upon the exercise of the award or the realization of the plan participant's rights had the award been currently exercisable or payable or fully vested; or

  •
  provide for the assumption, conversion or replacement of any award by the successor corporation, or a parent or subsidiary of the successor corporation, with other rights or property selected by the plan administrator in its sole discretion, or the assumption or substitution of the award by the successor or surviving corporation, or a parent or subsidiary of the surviving or successor corporation, with appropriate adjustments as to the number and kind of shares and prices as the plan administrator deems, in its sole discretion, reasonable, equitable and appropriate.

       Amendment and termination.    Unless earlier terminated, our equity incentive plans continue in effect for a term of ten years. The board may at any time terminate or amend the 2014 Plan in any respect, including amendment of any form of any award agreement or instrument to be executed, provided, however, that to the extent necessary and desirable to comply with applicable laws or stock exchange rules, shareholder approval of any amendment to the 2014 Plan shall be obtained in the manner and to the degree required.

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

Partner Capital Investment Plan

       We adopted the Partner Capital Investment Plan in 2013 to provide partners of the Alibaba Partnership an opportunity to invest in interests in our ordinary shares in order to align further their interests with the interests of our shareholders. Pursuant to the Partner Capital Investment Plan, eligible partners subscribed for rights, issued by two special purpose vehicles, to acquire our ordinary shares. These rights are subject to non-compete provisions, transfer restrictions, exercise restrictions and/or vesting schedules, which are longer than the vesting schedules under our equity incentive plans. The maximum number of our ordinary shares underlying these rights is 18,000,000. The underlying ordinary shares have already been issued by us to the special purpose vehicles and are included in our total outstanding share number. The Partner Capital Investment Plan permits the issuance of additional shares to the partners as the board may approve from time to time.

Share-based Awards Held by Our Directors and Officers

       The following table summarizes, the outstanding options (including unvested restricted shares related to options early exercised), RSUs and other rights held as of March 31, 2017 by our directors and executive officers, as well as by their affiliates, under our equity incentive plans, as well as equity held through their investments in our Senior Management Equity Incentive Plan and Partner Capital Investment Plan.

Name	Ordinary shares underlying outstanding options / restricted shares or RSUs / other rights granted or subscribed	Exercise price (US$/Share)	Date of grant(6)	Date of expiration
Jack Yun MA	130,000(2)	—	June 26, 2013	June 26, 2019
	62,500(2)	—	January 27, 2016	January 27, 2024
	100,000(2)	—	August 10, 2016	August 10, 2024
Joseph C. TSAI	1,200,000(1)	5.00	November 12, 2010	—
	65,000(2)	—	June 26, 2013	June 26, 2019
	37,500(2)	—	January 27, 2016	January 27, 2024
	35,000(2)	—	August 10, 2016	August 10, 2024
Daniel Yong ZHANG	*(3)	18.50	May 18, 2013	May 18, 2019
	*(4)	14.50	July 26, 2013	—
	*(5)	56.00	July 2, 2014	July 2, 2022
	*(2)	—	July 2, 2014	July 2, 2022
	*(5)	87.06	May 10, 2015	May 10, 2023
	*(2)	—	May 10, 2015	May 10, 2023
	*(2)	—	January 27, 2016	January 27, 2024
	*(2)	—	March 17, 2016	March 17, 2024
	*(2)	—	August 10, 2016	August 10, 2024
J. Michael EVANS	*(2)	—	September 24, 2014	September 24, 2020
	*(5)	79.96	July 31, 2015	July 31, 2023
	*(2)	—	July 31, 2015	July 31, 2023
	*(2)	—	August 10, 2016	August 10, 2022
Masayoshi SON	—	—	—	—

Name	Ordinary shares underlying outstanding options / restricted shares or RSUs / other rights granted or subscribed	Exercise price (US$/Share)	Date of grant(6)	Date of expiration
Eric Xiandong JING	*(3)	18.50	May 18, 2013	May 18, 2019
	*(2)	—	July 2, 2014	July 2, 2022
	*(4)	14.50	July 26, 2013	—
Chee Hwa TUNG	*(2)	—	September 24, 2014	September 24, 2020
Walter Teh Ming KWAUK	*(2)	—	September 24, 2014	September 24, 2020
Jerry YANG	*(2)	—	September 24, 2014	September 24, 2020
Börje E. EKHOLM	*(2)	—	June 1, 2015	June 1, 2021
Wan Ling MARTELLO	*(2)	—	September 3, 2016	September 3, 2022
Maggie Wei WU	*(3)	18.50	May 18, 2013	May 18, 2019
	*(4)	14.50	July 26, 2013	—
	*(2)	—	July 2, 2014	July 2, 2022
	*(2)	—	January 27, 2016	January 27, 2024
	*(2)	—	August 10, 2016	August 10, 2024
Judy Wenhong TONG	*(3)	18.50	May 18, 2013	May 18, 2019
	*(2)	—	July 2, 2014	July 2, 2022
	*(4)	14.50	July 26, 2013	—
Jeff Jianfeng ZHANG	*(3)	18.50	May 18, 2013	May 18, 2019
	*(4)	14.50	July 26, 2013	—
	*(2)	—	July 2, 2014	July 2, 2022
	*(5)	69.54	January 27, 2016	January 27, 2024
	*(2)	—	January 27, 2016	January 27, 2024
	*(2)	—	August 10, 2016	August 10, 2024
Zhenfei LIU	*(3)	18.50	May 18, 2013	May 18, 2019
	*(4)	14.50	July 26, 2013	—
	*(2)	—	July 2, 2014	July 2, 2022
	*(2)	—	January 27, 2016	January 27, 2024
	*(2)	—	August 10, 2016	August 10, 2024
Sophie Minzhi WU	*(3)	18.50	May 18, 2013	May 18, 2019
	*(4)	14.50	July 26, 2013	—
	*(2)	—	July 2, 2014	July 2, 2022
	*(2)	—	January 27, 2016	January 27, 2024
	*(2)	—	August 10, 2016	August 10, 2024
Timothy A. STEINERT	*(1)	5.00	November 12, 2010	—
	*(3)	18.50	May 18, 2013	May 18, 2019
	*(4)	14.50	July 26, 2013	—
	*(2)	—	July 2, 2014	July 2, 2022
	*(2)	—	January 27, 2016	January 27, 2024
	*(2)	—	August 10, 2016	August 10, 2024
Jianhang JIN	*(2)	—	May 11, 2012	May 11, 2018
	*(4)	14.50	July 26, 2013	—
	*(2)	—	January 27, 2016	January 27, 2024
	*(2)	—	August 10, 2016	August 10, 2024
Chris Pen-hung TUNG	*(5)	67.28	February 21, 2016	February 21, 2022
	*(2)	—	February 21, 2016	February 21, 2022

Name	Ordinary shares underlying outstanding options / restricted shares or RSUs / other rights granted or subscribed	Exercise price (US$/Share)	Date of grant(6)	Date of expiration
Yongfu YU	*(2)	—	August 20, 2013	August 20, 2019
	*(2)	—	November 15, 2014	November 15, 2020
	*(2)	—	August 21, 2015	August 21, 2021
	*(4)	23.00	May 23, 2016	May 23, 2027
	*(2)	—	August 10, 2016	August 10, 2024
Simon Xiaoming HU	*(3)	18.50	May 18, 2013	May 18, 2019
	*(4)	14.50	July 26, 2013	—
	*(2)	—	July 2, 2014	July 2, 2022
	*(2)	—	January 27, 2016	January 27, 2024
	*(2)	—	August 10, 2016	August 10, 2024
	*(2)	—	November 15, 2016	November 15, 2024
Trudy Shan DAI	*(3)	18.50	May 18, 2013	May 18, 2019
	*(4)	14.50	July 26, 2013	—
	*(2)	—	July 2, 2014	July 2, 2022
	*(2)	—	January 27, 2016	January 27, 2024
	*(2)	—	August 10, 2016	August 10, 2024
Jessie Junfang ZHENG	*(3)	18.50	May 18, 2013	May 18, 2019
	*(2)	—	May 22, 2014	May 22, 2020
	*(2)	—	August 21, 2014	August 21, 2020
	*(2)	—	August 21, 2015	August 21, 2021
	*(4)	23.00	May 23, 2016	May 23, 2027
	*(2)	—	August 10, 2016	August 10, 2024

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
(4)
Represents rights under the Partner Capital Investment Plan. See note 8(c) to our audited consolidated financial statements for the years ended March 31, 2015, 2016 and 2017 included elsewhere in this annual report for further information.
(5)
Represents options.
(6)
Date of grant represents the original grant date of the options, RSUs and other rights held by the respective director or executive officer. Options and RSUs granted prior to the adoption of our 2014 Plan that are not held by a U.S. resident were cancelled and replaced with a new grant under the terms of the 2014 Plan (as described herein) with terms and conditions that are substantially similar to those that applied to the cancelled awards.

C.    Board Practices

Nomination and Terms of Directors

       Pursuant to our articles of association, our board of directors is classified into three classes of directors designated as Group I, Group II and Group III, each generally serving a three-year term unless earlier removed. The Group I directors currently consist of Joe Tsai, Michael Evans, Eric Jing and Börje Ekholm; the Group II directors currently consist of Daniel Zhang, Chee Hwa Tung, Jerry Yang and Wan Ling Martello; and the Group III directors currently consist of Jack Ma, Masayoshi Son and Walter Kwauk. The terms of office of the current Group I, Group II and Group III directors will expire, respectively, at our 2018 annual general meeting, 2019 annual general meeting and 2017 annual general meeting. Unless otherwise determined by the shareholders in a general meeting, our board will consist of not less than nine directors for so long as SoftBank has a director nomination right. The Alibaba Partnership has the exclusive right to nominate up to a simple majority of our board of directors, and SoftBank has the right to nominate one director for so long as SoftBank owns at least 15% of our outstanding shares. If at any time our board of directors consists of less than a simple majority of directors nominated or appointed by the Alibaba Partnership for any reason, including because a director previously nominated by the Alibaba Partnership ceases to be a member of our board of directors or because the Alibaba Partnership had previously not exercised its right to nominate or appoint a simple majority of our board of directors, the Alibaba Partnership shall be entitled (in its sole discretion) to appoint such number of additional directors to the board as necessary to ensure that the directors nominated or appointed by the Alibaba Partnership comprise a simple majority of our board of directors. The remaining members of the board of directors will be nominated by the nominating and corporate governance committee of the board. Director nominees will be elected by the simple majority vote of shareholders at our annual general meeting.

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

       In addition, our board of directors has adopted a set of corporate governance guidelines covering a variety of matters, including approval of related party transactions. Our corporate governance guidelines also provide that any adoption of a new equity incentive plan and any material amendments to those plans will be subject to the approval of our non-executive directors and also provide that the director nominated by SoftBank is entitled to notices and materials for all meetings of committees of our board of directors and, by giving prior notice, may attend, observe and participate in any discussions at any committee meetings. The guidelines reflect certain guiding principles with respect to our board's structure, procedures and committees. The guidelines are not intended to change or interpret any applicable law, rule or regulation or our articles of association.

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

Committee Observer

       In accordance with our articles and the voting agreement entered into among us, Jack Ma, Joe Tsai, SoftBank and Yahoo, we have agreed that the director nominated by SoftBank is entitled to receive notices and materials for all meetings of our committees and to join as an observer in meetings of the audit committee, the compensation committee, the nominating and corporate governance committee and/or our other board committees we may establish upon notice to the relevant committee.

D.    Employees

Employees

       As of March 31, 2015, 2016 and 2017, we had a total of 34,985, 36,446 and 50,097 full-time employees, respectively. Substantially all of our employees are based in China.

       The following table sets out the breakdown of our full-time employees by functions as of March 31, 2017:

Function	Number of employees(1)(2)	% of total employees(1)
Research and development	22,450	45%
Operations and customer services	13,124	26%
Sales and marketing	8,625	17%
General and administrative	5,898	12%

Total	50,097	100%

(1)
The number of employees presented in this table does not include third-party consultants and contractors that we employ from time to time.
(2)
Our total number of employees increased to 50,097 as of March 31, 2017 from 36,446 as of March 31, 2016, primarily due to the addition of approximately 12,000 employees from our newly acquired businesses, mainly Lazada and Youku Tudou.

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

ITEM 7    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    Major Shareholders

       The following table sets forth information with respect to beneficial ownership of our ordinary shares as of June 9, 2017 by:

  •
  each of our directors and executive officers;

  •
  our directors and executive officers as a group; and

  •
  each person known to us to beneficially own 5% and more of our ordinary shares.

       Beneficial ownership is determined in accordance with the rules and regulations of the SEC and includes the power to direct the voting or the disposition of the securities or to receive the economic benefit of the ownership of the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of this annual report, including through the exercise of any option or other right and the vesting of restricted shares. These shares, however, are not included in the computation of the percentage ownership of any other person. The calculations of percentage ownership in the table below are based on 2,561,154,020 ordinary shares outstanding as of June 9, 2017.

Name	Ordinary shares beneficially owned	Percent
Directors and Executive Officers:
Jack Yun MA(1)	178,272,449	7.0%
Joseph C. TSAI(2)	65,144,622	2.5%
Daniel Yong ZHANG	*	*
J. Michael EVANS	*	*
Masayoshi SON	—	—
Eric Xiandong JING	*	*
Chee Hwa TUNG	*	*
Walter Teh Ming KWAUK	*	*
Jerry YANG	*	*
Börje E. EKHOLM	*	*
Wan Ling MARTELLO	—	—
Maggie Wei WU	*	*
Judy Wenhong TONG	*	*
Jeff Jianfeng ZHANG	*	*
Zhenfei LIU	*	*
Sophie Minzhi WU	*	*
Timothy A. STEINERT	*	*
Jianhang JIN	*	*
Chris Pen-hung TUNG	*	*
Yongfu YU	*	*
Simon Xiaoming HU	*	*
Trudy Shan DAI	*	*

Name	Ordinary shares beneficially owned	Percent
Jessie Junfang ZHENG	*	*
All directors and executive officers as a group	270,369,948	10.6%
Greater than 5% Beneficial Owners:
SoftBank(3)	746,998,571	29.2%
Yahoo(4)	383,565,416	15.0%

Notes:

*
This person beneficially owns less than 1% of our outstanding ordinary shares.
(1)
Represents (i) 871,713 ordinary shares held directly by Jack Ma, (ii) 35,000,000 ordinary shares held by APN Ltd., a Cayman Islands company with its registered address at Fourth Floor, One Capital Place, P.O. Box 847, Grand Cayman, KY1-1103, Cayman Islands, in which Jack holds a 70% equity interest, which ordinary shares, together with Jack's equity interest in APN Ltd., have been pledged to us to support certain obligations under the 2014 SAPA, (iii) 13,073,921 ordinary shares held by Yun Capital Limited, a British Virgin Islands company with its registered address at Woodbourne Hall, Road Town, Tortola, British Virgin Islands, which has granted Jack a revocable proxy over such shares and which is wholly-owned by The Jack Ma Philanthropic Foundation, (iv) 13,073,921 ordinary shares held by Ying Capital Limited, a British Virgin Islands company with its registered address at Woodbourne Hall, Road Town, Tortola, British Virgin Islands, which has granted Jack a revocable proxy over such shares and which is wholly owned by The Jack Ma Philanthropic Foundation, (v) 57,367,988 ordinary shares held by JC Properties Limited, a British Virgin Islands company with its registered address at Woodburne Hall, Road Town Tortola, British Virgin Islands, which is wholly-owned by a trust established for the benefit of Jack and his family and (vi) 58,884,906 ordinary shares held by JSP Investment Limited, a British Virgin Islands company with the address of P.O. Box 916, Woodbourne Hall, Road Town, Tortola, British Virgin Islands, which is wholly-owned by a trust established for the benefit of Jack and his family. Excludes shares held by SoftBank representing SoftBank's share ownership in excess of 30% of our outstanding ordinary shares as of the most recent record date with respect to any shareholders action and up to 121,500,000 ordinary shares held by Yahoo, over which Jack and Joe will share voting power pursuant to the voting agreement that we, Jack, Joe, SoftBank and Yahoo entered into as described in "Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Transactions and Agreements with Yahoo and SoftBank — Voting Agreement." Jack has historically voted the ordinary shares held by the family trusts and he is deemed a beneficial owner of the ordinary shares held by the family trusts. Jack does not have any pecuniary interests in the 26,147,842 ordinary shares held by Yun Capital Limited and Ying Capital Limited. Jack's business address is 969 West Yi Road, Yu Hang District, Hangzhou 311121, the People's Republic of China.
(2)
Represents (i) 1,588,797 ordinary shares held directly by Joe Tsai, (ii) 15,000,000 ordinary shares held by APN Ltd., in which Joe holds a 30% equity interest and serves as a director, which ordinary shares, together with Joe's equity interest in APN Ltd., have been pledged to us to support certain obligations under the 2014 SAPA, (iii) 6,826,695 ordinary shares held by Joe and Clara Tsai Foundation Limited, a company incorporated under the law of the Island of Guernsey with its registered address at Helvetia Court, South Esplanade, St. Peter Port, Guernsey GY1 4EE, that has granted Joe a revocable proxy over such shares and which is wholly-owned by Joe and Clara Tsai Foundation, (iv) 19,405,952 ordinary shares and 1,200,000 ordinary shares underlying preferred shares of Alternate Solutions Management Limited, in each case held by Parufam Limited, a Bahamas corporation with its registered address at Suite 200B, 2nd Floor, Centre of Commerce, One Bay Street, P.O. Box N-3944, Nassau, Bahamas, and over which, Joe, as a director of Parufam Limited, has been delegated sole voting and disposition power and (v) 21,123,178 ordinary shares held by PMH Holding Limited, a British Virgin Islands corporation with its registered address at Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands, and over which, Joe, as sole director of PMH Holding Limited, has voting and dispositive power. Excludes shares held by SoftBank representing SoftBank's share ownership in excess of 30% of our outstanding ordinary shares as of the most recent record date with respect to any shareholders action and up to 121,500,000 ordinary shares held by Yahoo, over which Joe and Jack will share voting power pursuant to the voting agreement that we, Jack, Joe, SoftBank and Yahoo have entered into as described in "Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Transactions and Agreements with Yahoo and SoftBank — Voting Agreement." Joe does not have any pecuniary interests in the 6,826,695 ordinary shares held by Joe and Clara Tsai Foundation Limited. Joe's business address is c/o Alibaba Group Services Limited, 26/F Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong S.A.R.
(3)
Represents (a) 645,934,571 ordinary shares owned by SoftBank Group Corp. with its registered office at 1-9-1 Higashi-Shimbashi Minato-ku, Tokyo 105-7303, Japan, (b) 15,000,000 ordinary shares owned by SBBM Corporation with its registered office at 1-9-1 Higashi-Shimbashi Minato-ku, Tokyo 105-7303, Japan and (c) 86,064,000 ordinary shares owned by West Raptor Holdings, LLC with its registered office at 2711 Centerville Road, Suite 400, Wilmington, DE 19808, USA.
(4)
Represents (a) 92,626,716 ordinary shares owned by Yahoo! Inc. with its registered office at 701 First Avenue, Sunnyvale, CA 94089, the United States and (b) 290,938,700 ordinary shares owned by Altaba Holdings Hong Kong Limited with its registered office at 15/F Caroline Centre, 28 Yun Ping Road, Causeway Bay, Hong Kong S.A.R. Yahoo! Inc. is a public company listed on the NASDAQ Global Select Market.

       We have one class of ordinary shares, and each holder of our ordinary shares is entitled to one vote per share.

       As of June 9, 2017, 2,561,154,020 of our ordinary shares were outstanding. To our knowledge, 1,296,105,131 ordinary shares, representing approximately 51% of our total outstanding shares, were held by 109 record shareholders with registered addresses in the United States, including brokers and banks that hold securities in street name on behalf of their customers. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. We are not aware of any arrangement that may at a subsequent date, result in a change of control of our company.

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

       We have also adopted a related party transaction policy to which all of our directors, senior management and other key management personnel, all family members of the foregoing individuals, Ant Financial Services and its subsidiaries as well as the Alibaba Partnership and certain other related entities are subject. This policy is intended to supplement the procedures set forth in our code of business conduct and our other corporate governance policies and does not exempt any person from more restrictive provisions that may exist in our existing procedures and policies.

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

Transactions and Agreements with SoftBank and Yahoo

Voting Agreement

       We have entered into a voting agreement with Jack Ma, Joe Tsai, SoftBank and Yahoo, which provides SoftBank with the right to nominate one director to our board of directors who will, subject to certain conditions, have the right to receive notices and materials for all meetings of our committees and to join these meetings as an observer, which rights are also reflected in our memorandum and articles of association. These nomination rights will terminate when SoftBank's shareholding declines below 15% of our outstanding shares. The voting agreement also contains provisions to the effect that:

  •
  SoftBank agrees to:

  o
  vote its shares in favor of the election of the Alibaba Partnership's director nominees at each annual general shareholders meeting until SoftBank's shareholding declines below 15% of our outstanding shares, and

  o
  grant the voting power of any portion of its shareholdings exceeding 30% of our outstanding ordinary shares to Jack and Joe by proxy;

  •
  Jack and Joe will vote their shares and any other shares over which they hold voting rights in favor of the election of the SoftBank director nominee at each annual general shareholders meeting in which the SoftBank nominee stands for election until SoftBank's shareholding declines below 15% of our outstanding ordinary shares;

  •
  Yahoo agrees to:

  o
  vote its shares in favor of the election of all of the Alibaba Partnership's director nominees and the SoftBank director nominee, if so standing for election, at each annual general shareholders meeting until SoftBank's shareholding declines below 15% of our outstanding shares, and

  o
  grant the voting power over any shares it owns, up to 121.5 million of our ordinary shares, to Jack and Joe by proxy;

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

Yahoo Technology and Intellectual Property License Agreement

       We and Yahoo entered into a technology and intellectual property license agreement dated October 24, 2005, as amended and restated on September 18, 2012, or the Yahoo TIPLA. Under the Yahoo TIPLA, Yahoo granted to us the use of certain intellectual property. In consideration of the rights granted under the Yahoo TIPLA, we paid Yahoo a lump sum payment in the amount of US$550 million and agreed to pay Yahoo an annual royalty equal to 2% of our consolidated revenues (less certain costs) for the period from January 1, 2006 to December 31, 2012 and 1.5% of our consolidated revenues (less certain costs) for the period from January 1, 2013 until the completion of our initial public offering in September 2014. No royalties have been payable since then. For fiscal year 2015, the royalty fees amounted to RMB448 million.

Patent Sale and Assignment Agreement with Yahoo

       We and Yahoo entered into a patent sale and assignment agreement in fiscal year 2015, pursuant to which we acquired ownership of certain patents and patent applications for aggregate consideration of US$24 million.

Our Repurchase of Ordinary Shares from SoftBank

       On June 2, 2016, we entered into a share purchase agreement with SoftBank, pursuant to which we repurchased 27,027,027 ordinary shares from SoftBank at US$74.00 per share for an aggregate amount of US$2 billion. Members of the Alibaba Partnership, acting collectively, also purchased 5,405,405 ordinary shares from SoftBank at the same price per share for an aggregate amount of US$400 million. As of March 31, 2017, SoftBank owned 746,998,571 ordinary shares, representing approximately 29% of our then issued share capital.

Investments Involving SoftBank

       We have invested in businesses in which SoftBank is an existing shareholder or co-invested with SoftBank in other businesses. SoftBank has also invested in businesses in which we or our controlled entities are existing shareholders. For instance, in January 2015, we participated in a financing round with SoftBank in Travice Inc., the operator and developer of Kuaidi Dache, which in February 2015 merged into Didi Chuxing, the leading transportation network company that provides vehicles and taxis for hire in China via smartphone applications. In June 2015, we announced that we agreed to invest in SoftBank's robotics business. In April 2017, SoftBank participated in a new round of equity financing completed by Didi Chuxing. We expect that we will continue to engage in investment activities that involve SoftBank in the future. We may continue to co-invest with SoftBank, invest in businesses in which SoftBank is already an existing investor, and may also bring SoftBank as an investor into our new businesses or businesses in which we are an existing investor.

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

       Economic interests of Ant Financial Services through Junhan are owned by Jack Ma, Simon Xie and other employees of our company and Ant Financial Services and its affiliates and investee companies. These economic interests are in the form of limited partnership interests and interests similar to share appreciation rights tied to potential appreciation in the value of Ant Financial Services. The economic interests in Junao are held in the form of limited partnership interests by certain members of the Alibaba Partnership.

       We understand that it is the intention of the shareholders of Ant Financial Services that:

  •
  Jack Ma's direct and indirect economic interest in Ant Financial Services will be reduced over time to a percentage that does not exceed his and his affiliates' interest in our company as of the time immediately prior to the completion of our initial public offering (the percentage of our ordinary shares Jack and his affiliates beneficially owned immediately prior to the completion of our initial public offering was 8.8%) and that this reduction will be caused in a manner by which neither Jack nor any of his affiliates would receive any economic benefit. See "— Commitments of Jack Ma to Alibaba Group." We have been informed by Ant Financial Services that the proposed reduction of Jack's economic interest is expected to be accomplished within three to five years from our initial public offering in September 2014 through a combination of future equity-based incentive awards to employees and dilutive issuances of equity in Ant Financial Services, among others;

  •
  from time to time, additional economic interests in Ant Financial Services in the form of interests similar to share appreciation rights issued by Junhan will be transferred to employees of Ant Financial Services and our employees; and

  •
  Ant Financial Services will raise equity capital from investors in the future in order to finance its business expansion, with the effect that the shareholding of Junao and Junhan in Ant Financial Services will be reduced through dilution (the amount of dilution would depend on future valuations and the amount of equity capital to be raised), but it is the intention that the combined ownership of Junao and Junhan (and through them, Jack Ma) will continue to constitute a majority of the outstanding equity interests of Ant Financial Services.

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

Alipay Commercial Agreement

       Under the Alipay commercial agreement among us, Alipay and Ant Financial Services, which agreement remains in place following the restructuring described below, Alipay provides payment processing and escrow services to us. These services enable settlement of transactions on our marketplaces through a secure payment platform and escrow process. We pay Alipay a fee for these services on terms that are preferential to us. These preferential terms enable us, with certain exceptions, to make available basic payment processing and escrow services to consumers and merchants on our marketplaces free of charge. We believe that these services provide us with a competitive advantage that otherwise would be diminished without the preferential terms of the Alipay commercial agreement.

       The fees that we pay Alipay are based on fee rates and actual payment volumes processed on our marketplaces. The fee rates reflect, among other things, Alipay's bank-processing costs and operating costs allocable to the services provided to us, and accordingly are subject to adjustment on an annual basis to the extent these costs increase or decline. The Alipay commercial agreement provided that the directors of our company designated by SoftBank and Yahoo approve the fee rates payable by us in advance on an annual basis. In connection with the restructuring of our relationship with Ant Financial Services, the Alipay commercial agreement was amended to provide that, after the completion of our initial public offering, a special committee formed by our independent directors and the director designated by SoftBank must approve the fee rates in advance on an annual basis. The fee rates for the immediately preceding year remain in effect until such time as such annual approval by the special committee has been obtained. In fiscal years 2015, 2016 and 2017, we paid fees to Alipay totaling RMB3,853 million, RMB4,898 million and RMB5,487 million (US$797 million), respectively, under this agreement. The Alipay commercial agreement has an initial term of 50 years, and is automatically renewable for further periods of 50 years, subject to our right to terminate at any time upon one year's prior written notice. If the Alipay commercial agreement is required by applicable regulatory authorities, including under stock exchange listing rules, to be modified in certain circumstances, a one-time payment may be payable to us by Ant Financial Services to compensate us for the impact of the adjustment.

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

Share and Asset Purchase Agreement

  Sale of SME Loan Business and Certain Other Assets

       Pursuant to the 2014 SAPA, we agreed to sell certain securities and assets primarily relating to our SME loan business and other related services to Ant Financial Services, for aggregate cash consideration of RMB3,219 million, which was based on a premium to the aggregate book value of the entities operating the SME loan business. The sale was completed in February 2015. In addition, pursuant to software system use and service agreements relating to the know-how and related intellectual property that we agreed to sell together with the SME loan business and related services, we will receive annual fees for a term of seven years. These fees, which will be recognized as other revenue, will be determined as follows: for calendar years 2015 to 2017, the entities operating the SME loan business will pay us an annual fee equal to 2.5% of the average daily balance of the SME loans provided by these entities, and in calendar years 2018 to 2021, these entities will pay an annual fee equal to the amount of the fees paid in calendar year 2017. In fiscal years 2015, 2016 and 2017, we received annual fees of RMB90 million, RMB708 million and RMB847 million (US$123 million), respectively, from Ant Financial Services and its affiliates.

       For regulatory reasons, we retained approximately RMB1,225 million of the existing SME loan portfolio upon the completion of the transfer of the SME loan business. These loans have been repaid as of March 31, 2017. We will not conduct any new SME loan business going forward.

  Liquidity Event Payment

       Under the 2014 SAPA, in the event of a qualified IPO of Ant Financial Services or Alipay, if our total ownership of equity interests in Ant Financial Services, if any, acquired as described under "— Potential Equity Interest" below, has not reached 33%, which we refer to as the full 33% equity interest, we would be entitled, at our election, to receive a one-time payment equal to 37.5% of the equity value, immediately prior to a qualified IPO of Ant Financial Services, as a whole and not just of Alipay, its subsidiary. If we acquire equity interests in Ant Financial Services in an aggregate amount less than the full 33% equity interest, then the percentage of Ant Financial Services' equity value used to calculate the liquidity event payment will be reduced proportionately.

       In lieu of receiving the liquidity event payment, we may elect to receive payments under the profit sharing provision of the amended Alipay IPLA described below in perpetuity, subject to the receipt of regulatory approvals, including under applicable stock exchange listing rules, required to permit continuation of the profit share following a qualified IPO of Ant Financial Services or Alipay. If we so elect, in connection with a qualified IPO, Ant Financial Services must use its commercially reasonable efforts to obtain these regulatory approvals. If these approvals are not obtained, then Ant Financial Services will pay us the liquidity event payment described above.

       Jack Ma and Joe Tsai contributed 35,000,000 and 15,000,000, respectively, of our ordinary shares held by them to APN Ltd., a vehicle they established to hold these shares. The shares of APN Ltd., as well as the 50,000,000 ordinary shares in us held by APN Ltd., have been pledged to us to secure the liquidity event payment and certain other obligations of Ant Financial Services under the 2014 SAPA and commercial agreement, as well as the direct liability of APN Ltd. for up to US$500 million of the liquidity event payment whenever any liquidity event payment becomes due.

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

       If we were to acquire these equity interests, we will have a pre-emptive right prior to the time of a qualified IPO of Ant Financial Services, in the event Ant Financial Services issues additional equity interests to third parties, that will entitle us to acquire additional equity interests in order to maintain the equity ownership percentage we hold in Ant Financial Services immediately prior to these third-party issuances.

       If the liquidity event payment described above under "— Liquidity Event Payment" has not become payable upon a qualified IPO of Ant Financial Services, then our right to acquire up to the full 33% equity interest will continue after the qualified IPO. However, the equity interests that we are entitled to acquire will be reduced in proportion to any dilutive issuances of equity securities by Ant Financial Services in and following the qualified IPO.

       The consideration to be paid by us to acquire any equity interest in Ant Financial Services up to the full 33% equity interest will be fully funded by payments from Ant Financial Services under the 2014 SAPA in respect of certain intellectual property and asset transfers. Similarly, in connection with our exercise of the pre-emptive right, under the amended Alipay IPLA, we will receive payments from Ant Financial Services that will effectively fund our subscription for the additional equity interests up to a value of US$1.5 billion.

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

       We believe that under applicable regulatory rules and practices currently in effect, the relevant PRC approvals necessary for us to own an equity interest in Ant Financial Services would not be granted. There can be no assurance that these applicable regulatory rules and practices will change in the near future.

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

  •
  prior to our acquisition of the full 33% equity interest, none of Jack Ma, Joe Tsai (if he holds any equity interest at that time), Junao, Junhan, Ant Financial Services or Alipay may transfer any equity interest in Ant Financial Services or Alipay if, to his or its knowledge, the transfer would result in a non-PRC person or entity acquiring beneficial ownership of any equity interest in Ant Financial Services or Alipay;

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

  Corporate Governance Provisions

       The 2014 SAPA provides that, unless not permitted in connection with a qualified IPO of Ant Financial Services and subject to other conditions, we and Ant Financial Services will recommend one independent person who Ant Financial Services will nominate as a member of its board, and Jack Ma, Joe Tsai, Junhan and Junao will agree to vote the equity interests in Ant Financial Services controlled by them in favor of their nomination. Pursuant to the 2014 SAPA, we and the other parties agreed on the initial independent director who Ant Financial Services subsequently nominated and appointed as a member of its board. If this independent director resigns or such seat otherwise becomes vacant, so long as SoftBank owns at least 20% of our outstanding ordinary shares, and certain other conditions are satisfied, SoftBank and Jack, acting jointly, will select on our behalf the individual to be designated as a replacement director, subject to the approval of an independent committee of our board. We have agreed to form an independent committee of our board comprised of our directors who meet the independent director standards under New York Stock Exchange listing rules and who are not our officers or employees, as well as any director of our board nominated by SoftBank, to approve certain actions that we may take in connection with the 2014 SAPA and related agreements.

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

       Under the Alipay IPLA, Alipay paid us a royalty and software technology services fee equal to the sum of an expense reimbursement plus 49.9% of the consolidated pre-tax income of Alipay and its subsidiaries until a liquidity event of Alipay or Ant Financial Services. The profit share percentage was subject to downward adjustments upon certain dilutive equity issuances by Alipay or Ant Financial Services. Under the Amended IPLA, which became effective on the date we entered into the 2014 SAPA, we will receive, in addition to a service fee, royalty streams related to Alipay and other current and future businesses of Ant Financial Services, which we refer to collectively as the profit share payments. The profit share payments will be paid at least annually and will equal the sum of an expense reimbursement plus 37.5% of the consolidated pre-tax income of Ant Financial Services on a consolidated basis (subject to certain adjustments), including not only Alipay but all of Ant Financial Services' subsidiaries. The profit share payments will be reduced in proportion to any equity issuances made to us under the 2014 SAPA.

       In addition, if we acquire any equity interest in Ant Financial Services as described above under "Share and Asset Purchase Agreement — Potential Equity Interest," the profit share payments will be reduced in proportion to the equity issuance and, at or prior to the time of the equity issuance, Ant Financial Services will make a payment to us in consideration for the reduction in profit share payments, in exchange for the transfer by us to Ant Financial Services of certain intellectual property. This payment by Ant Financial Services will effectively fund our subscription for up to the full 33% equity interest. This payment will result in our acquiring equity interests in Ant Financial Services with effectively no cash impact to us, subject to applicable taxes.

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

       In fiscal years 2015, 2016 and 2017, under the Alipay IPLA, we recognized royalty and software technology services fee income, net of costs incurred by our company, amounting to RMB1,667 million, RMB1,122 million and RMB2,086 million (US$303 million), respectively, as other income.

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

       Pursuant to the data sharing agreement, we, Ant Financial Services, and our controlled affiliates, which we refer to hereinafter as full data participants, will contribute all data collected or generated as a result of the use by users of our or their respective products or services (subject to applicable law, industry rules and contractual requirements) to a data platform that we operate and maintain, and to which all of the full data participants will have access. A data platform management committee established by us and Ant Financial Services may also approve non-controlled affiliates of us and Ant Financial Services and unaffiliated third parties to have certain access to and contribute data to the platform, subject to execution of a data platform participation agreement containing the terms and restrictions on access to and use of the data sharing platform and shared data as the data management committee shall determine. No fees or other compensation are required to be paid by any of the full data participants for access to the data platform, other than the obligation for participants to share in the costs of the operation of the data platform on a fair and reasonable basis. The data sharing agreement provides that none of the participants may reproduce any of the data on the data platform for transfer to their own servers, except that a participant may retain its own data that it has contributed to the data platform. As of the date of this annual report, Cainiao Network, Koubei and Alibaba Pictures have entered into data platform participation agreements with us.

       The data sharing agreement initially had a minimum term of 10 years. Pursuant to the data sharing agreement, if we completed our initial public offering within five years from the date of the agreement, our board could extend the term for up to a total of 50 years. In May 2015, our board approved the extension of the term of the agreement to a total of 50 years.

Cooperation Agreement

       We and Ant Financial Services entered into a SME loan cooperation framework agreement dated August 12, 2014, pursuant to which each party agreed to cooperate with, and provide certain services with respect to, the other party's enforcement of certain rights of the other party against users of its platforms and services and with respect to the provision of certain financial services to our customers and merchants. In particular, we agreed, upon request, to close down or suspend online storefronts and restrict marketing activities on our platforms of persons defaulting on loans made by Ant Financial Services and persons in violation of Alipay rules and regulations, and to publish notices on our platforms and provide information regarding these persons, in each case in a manner to be further agreed from time to time. Ant Financial Services agreed, upon request, to make loans and/or extensions of credit and related financial services available to our users, freeze and pay over to us funds in accounts of users violating our rules and regulations or agreements with us, accelerate loans and terminate credit facilities of these users, restrict marketing activities on its platforms by these users, and provide information regarding these users, in each case in a manner to be further agreed from time to time. Neither party is required to pay any fees in consideration for the services provided by the other party, and apart from the provision of these services, there will be no other exchange of value in connection with this agreement. The cooperation agreement has an initial term of five years, with automatic renewals upon expiry for additional five-year periods. From time to time, we expect to enter into similar commercial arrangements with respect to cooperation matters and the provision of services between us and Ant Financial Services and to our respective customers.

Trademark Agreement

       We and Ant Financial Services entered into a trademark agreement dated August 12, 2014, pursuant to which we granted Ant Financial Services a non-transferable, non-assignable and non-sublicensable (except to its subsidiaries) license for it and its sublicensed subsidiaries to continue to use certain trademarks and domain names based on trademarks owned by us, in connection with their payment services business and the SME loan business transferred by us to them, and in the same manner of use as of August 12, 2014, and a non-transferable, non-assignable and non-sublicensable (except to its subsidiaries) license to use other trademarks and domain names based on trademarks owned by us, and in such manner, as we may agree to allow in the future. Pursuant to the trademark agreement, each of the parties further agreed to the rights and limitations that each would have to use the "Ali" name or prefix and the "e-commerce" (and its Chinese equivalent) name, prefix or logo as part of a trademark or domain name in each party's and its subsidiaries' respective businesses. Neither party is required to pay any fees under this agreement, and apart from the licenses and rights set forth in the agreement, there will be no other exchange of value in connection with this agreement.

Shared Services Agreement with Ant Financial Services

       We and Ant Financial Services have entered into a shared services agreement, which was amended and restated as of August 12, 2014, in connection with the 2014 SAPA, pursuant to which we and Ant Financial Services provide certain administrative and support services to each other and our respective affiliates.

       Ant Financial Services paid us RMB158 million, RMB670 million and RMB531 million (US$77 million) in fiscal years 2015, 2016 and 2017, respectively, for the services we provided to it under the agreement. We paid Ant Financial Services RMB58 million, RMB56 million and RMB15 million (US$2 million) in fiscal years 2015, 2016 and 2017, respectively, for services Ant Financial Services provided to us under the agreement.

Other Commercial Arrangements with Ant Financial Services

       We have also entered into other commercial arrangements with Ant Financial Services, its subsidiaries and affiliates, such as online marketing services, treasury management and other services. In fiscal years 2015, 2016 and 2017, the amounts generated and receivable from Ant Financial Services under these arrangements were nil, RMB416 million and RMB763 million (US$111 million), respectively. During the same periods, the amounts incurred and payable by us to Ant Financial Services under these arrangements were RMB248 million, RMB243 million and RMB937 million (US$136 million), respectively.

Investments Involving Ant Financial Services

       We have invested in businesses in which Ant Financial Services is an existing shareholder or co-invested with Ant Financial Services in other businesses. For instance, in September 2015, we established a joint venture under the brand name Koubei with Ant Financial Services. We and Ant Financial Services injected certain related businesses into Koubei and each invested RMB3.0 billion in this joint venture. Koubei is one of the leading local services guide businesses in China. In February 2016 and March 2017, we agreed to invest US$900 million and US$400 million, respectively, in a co-investment with Ant Financial Services in Ele.me, an operator of one of the largest mobile food ordering and delivery services in China. In addition, in August 2016, we and Ant Financial Services co-invested in AGTech. Ant Financial Services is also a shareholder of both Paytm, a mobile payment platform in India, and Paytm Mall, an e-commerce platform in India, which are our investees.

Equity-based Award Arrangements

       We grant options and RSUs relating to our ordinary shares to the employees of Ant Financial Services. As of March 31, 2015, 2016 and 2017, there were 6,097,651, 4,362,339 and 2,967,982 of our ordinary shares, respectively, underlying outstanding options and RSUs held by employees of Ant Financial Services.

       We entered into agreements with Ant Financial Services in calendar years 2012 and 2013 under which we will receive reimbursements for options and RSUs relating to our ordinary shares granted to the employees of Ant Financial Services and its subsidiaries during the period from December 14, 2011 to March 31, 2014. Pursuant to these agreements, we will, upon vesting of these options and RSUs, receive a cash reimbursement equal to their respective grant date fair value. The amounts of these reimbursements in fiscal years 2015, 2016 and 2017 were RMB206 million, RMB113 million and RMB30 million (US$4 million), respectively.

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

       The grant by Junhan to our employees is subject to approval by our audit committee. The vesting of these awards is conditional upon the fulfillment of requisite service conditions to us, and these awards will be settled in cash by Junhan upon disposal of these awards by the holders. Junhan has the right to repurchase the vested awards from the holders upon an initial public offering of Ant Financial Services or the termination of their employment with us at a price to be determined based on the then fair market value of Ant Financial Services. Junhan's obligation to cash settle these awards will be funded by the proceeds of sales of or loans against the equity interests in Ant Financial Services that Jack contributed to Junhan. We have no obligation to reimburse Junhan, Ant Financial Services or its subsidiaries for the cost associated with these awards. For accounting purposes, we recognize the cost relating to the equity-based awards granted by the shareholder through Junhan as a shareholder contribution as the awards will ultimately be settled in cash by Junhan. The awards are accounted for as financial derivatives and initially measured at their fair value, and the related expense will be recognized over the requisite service period in our consolidated income statements with a corresponding credit to additional paid-in capital. Subsequent changes in the fair value of the awards are recorded in our consolidated income statements through the date on which the underlying awards are settled by Junhan. The expenses arising from Ant Financial Services' share-based awards granted to our employees represent a non-cash charge that will not result in any economic costs or equity dilution to our shareholders.

       Subsequent to our initial public offering, based on the arrangements agreed to in the 2014 SAPA, we, Junhan and Ant Financial Services entered into an agreement, under which we agreed to continue granting our share-based awards to employees of Ant Financial Services, and Junhan and Ant Financial Services agreed that Junhan and/or Ant Financial Services through one of its subsidiaries will continue granting equity-based performance awards to our employees on an annual basis. Due to the mutually beneficial nature of this arrangement, the parties agreed that none of them has any obligation to reimburse any other party any expenses relating to the equity-based awards. This agreement has a term of three years and will be automatically renewed for another three years, unless otherwise terminated by written agreement among the parties or unilaterally by Ant Financial Services if it is required under applicable laws (including any regulatory requirements applicable to a public offer of Ant Financial Services' shares) to terminate the agreement.

Transactions with Alibaba Pictures

       In June 2014, as part of our digital media and entertainment strategy, we completed an investment of HK$6,244 million (RMB4,955 million) in newly issued ordinary shares representing approximately 60% of the issued share capital of Alibaba Pictures. In addition, in June 2015, Alibaba Pictures placed newly issued ordinary shares to unrelated third-party investors for aggregate proceeds of approximately HK$12,179 million (RMB9,647 million). Our equity interest in Alibaba Pictures was therefore diluted to 49.5% upon completion of this transaction. In December 2015, Alibaba Pictures completed its purchase of our online movie ticketing business and movie and TV series financing platform for a cash consideration of US$350 million (RMB2,259 million) plus certain reimbursement amounts.

Transaction with Entity Affiliated with Our Directors and Officers

       Jack Ma, our executive chairman, Joe Tsai, our executive vice chairman, and J. Michael Evans, our president, have purchased their own aircraft for both business and personal use. The use of the above-mentioned executive officers' own aircraft in connection with the performance of their duties as our employees is free of charge to us, and we have agreed to assume the cost of maintenance, crew and operation of the aircraft where the cost is allocated for business purposes.

Relationship with Investment Funds Affiliated with Our Executive Chairman

       Jack Ma currently has an approximately 40% interest, held directly and/or indirectly, in the general partners of each of three Yunfeng Capital-sponsored investment funds in which he is entitled to receive a portion of carried interest proceeds, namely, Shanghai Yunfeng Equity Investment (Limited Partnership), Shanghai Yunfeng New Innovation Enterprise Equity Investment (Limited Partnership) and Smart System Investment Fund, L.P. Jack Ma also currently has an approximately 26.7% indirect interest in the general partner of Yunfeng Fund II, L.P. and KHL, L.P., each of which is also a Yunfeng Capital-sponsored investment fund in which he is also entitled to receive a portion of carried interest proceeds. Of the five Yunfeng Capital-sponsored funds in respect of which Jack Ma holds an interest in the general partner entities thereof and is entitled to receive carried interest proceeds, one is a U.S. dollar denominated fund, or the U.S. Dollar Fund, two are RMB denominated funds, or the RMB Funds, one is a co-investment fund of the U.S. Dollar Fund and one is a parallel fund of the U.S. Dollar Fund. We refer to these funds collectively as the Yunfeng Funds. Jack Ma also currently has a 40% interest in each of Shanghai Yunfeng Investment Management Co., Ltd. and Shanghai Yunfeng New Innovation Investment Management Co., Ltd., which are the investment advisor entities of the RMB Funds and which, together with Yunfeng Capital Limited, the investment advisor entity of the U.S. Dollar Fund, we collectively refer to as Yunfeng Capital. Jack Ma, his wife, a trust established for the benefit of his family and an entity controlled by Jack and his wife have committed, directly or indirectly, approximately US$4.0 million and US$26.0 million as general partners and limited partners, respectively, to the U.S. Dollar Fund, and approximately RMB20.0 million and approximately RMB201.1 million as general partners and limited partners, respectively, to the RMB Funds. The U.S. Dollar Fund has accepted approximately US$1.1 billion in capital commitments and the RMB Funds have accepted over RMB5.0 billion in capital commitments.

       Jack has agreed to donate all distributions of (x) carried interest proceeds he may receive in respect of the Yunfeng Funds and (y) dividends he may receive with respect to his holdings of shares in any member of Yunfeng Capital, which we collectively refer to as the Yunfeng Distributions, to, or for the benefit of, the Alibaba Group Charitable Fund or other entities identified by Jack that serve charitable purposes. In addition, Jack has agreed that he will not claim any deductions from his applicable income tax obligations resulting from payment of the Yunfeng Distributions to the Alibaba Group Charitable Fund or any other entity identified by Jack that serves charitable purposes. See "— Commitments of Jack Ma to Alibaba Group." We expect that, through its expertise, knowledge base and extensive network of contacts in private equity in China, Yunfeng Capital will assist us in developing a range of relevant strategic investment opportunities.

       Yunfeng Funds have historically, and may in the future, enter into co-investment transactions with us and third parties. We have also invested in other businesses in which Yunfeng Funds are existing shareholders, such as Damai, a leading online ticketing platform for live events in China. In addition, in May 2014, we committed US$80 million as a limited partner of Yunfeng Fund II, L.P. through one of our investment vehicles, Alibaba Investment Limited. In addition, Yunfeng Fund, L.P. was an indirect holder of approximately 84,600 convertible preference shares purchased by an entity wholly-owned by it in September 2012, and the convertible preference shares were automatically converted into our ordinary shares upon the completion of our initial public offering in September 2014.

Commitments of Jack Ma to Alibaba Group

       Jack Ma, our executive chairman, has confirmed the following commitments to our board of directors in writing:

  •
  He intends to reduce and thereafter limit his direct and indirect economic interest in Ant Financial Services over time, to a percentage that does not exceed his and his affiliates' interest in our company immediately prior to our initial public offering and that the reduction will occur in a manner by which neither Jack nor any of his affiliates would receive any economic benefit;

  •
  He has entered into a deed to, and will, donate all of his Yunfeng Distributions to, or for the benefit of, the Alibaba Group Charitable Fund or other entities identified by him that serve charitable purposes;

  •
  He will not claim any deductions from his applicable income tax obligations resulting from donating his Yunfeng Distributions to the Alibaba Group Charitable Fund or any other entity identified by him that serve charitable purposes; and

  •
  If required by us, while he remains an Alibaba executive, he will assume for our benefit legal ownership of investment vehicles, holding companies and variable interest entities that further our business interests in Internet, media and telecom related businesses and, in such circumstances, he will disclaim all economic benefits from his ownership and enter into agreements to transfer any benefits to us (or as we may direct) when permitted by applicable law.

Pledge for the Benefit of and Loan Arrangement with a Related Party

       In May 2015, we entered into a pledge with a financial institution in the PRC in connection with certain wealth management products with an aggregate principal amount of RMB7.3 billion we invested in to secure an RMB6.9 billion financing provided by this financial institution to Simon Xie, one of our founders and an equity holder in certain of our variable interest entities, to finance the minority investment by a PRC limited partnership in Wasu, a company listed on the Shenzhen Stock Exchange and engaged in the business of digital media broadcasting and distribution in China. In addition, we entered into a loan agreement for a principal amount of up to RMB2.0 billion with Simon Xie in April 2015 to finance the repayment by Simon of the interest under the financing. These arrangements strengthen our strategic business arrangements with Wasu to enhance our entertainment strategy. Our loan to Simon will be made at an interest rate equal to SHIBOR as specified by us from time to time and is repayable in five years. The loan is secured by a pledge of Simon's limited partnership interest in the PRC limited partnership. As of March 31, 2017, the balance of this loan was RMB749 million (US$109 million). We have entered into strategic cooperation agreements with a major shareholder of Wasu in order to enhance our capabilities and influence in the entertainment sector in China. A company controlled by Jack Ma serves as one of the general partners of the PRC limited partnership. Yuzhu Shi, the founder, chairman and a principal shareholder of Giant Interactive, a China-based online game company that was previously listed on the New York Stock Exchange, and who is also an entrepreneur with significant experience in and knowledge of the media industry in China, serves as the other general partner. Jack, through his control of one of the general partners, and Mr. Shi, as the other general partner and the executive partner, jointly control this PRC limited partnership. The interest of the general partner controlled by Jack in the limited partnership is limited to the return of its RMB10,000 contributed capital.

Transactions with Cainiao Network

       During fiscal year 2016, we disposed of a wholly-owned subsidiary to Cainiao Network for cash consideration of US$33 million (RMB204 million). The gain on disposal in fiscal year 2016 was RMB3 million. The major asset of the disposed subsidiary consisted of a land use right in the PRC.

       We have commercial arrangements with Cainiao Network conducted on an arm's length basis to receive certain logistics services. Expenses incurred in connection with the logistics services provided by Cainiao Network in fiscal years 2015, 2016 and 2017 were RMB785 million, RMB2,370 million and RMB4,444 million (US$646 million), respectively.

       We also have cost sharing arrangements with Cainiao Network on various administrative and cloud computing services. In connection with the services we provided, Cainiao Network paid us RMB20 million, RMB86 million and RMB152 million (US$22 million) in fiscal years 2015, 2016 and 2017, respectively.

       From time to time, we also co-invest with Cainiao Network in other businesses.

Transactions with Weibo

       We entered into a strategic collaboration agreement and a marketing cooperation agreement with Weibo, one of our equity investees, during fiscal year 2014. These agreements expired in January 2016. In fiscal years 2015, 2016 and 2017, the amounts paid to Weibo in connection with the marketing services provided by Weibo pursuant to these agreements and other commercial arrangements were RMB654 million, RMB715 million and RMB340 million (US$49 million), respectively.

       We also have other commercial arrangements with Weibo primarily relating to the provision of cloud computing services. In connection with the services we provided, Weibo paid us RMB2 million, RMB38 million and RMB105 million (US$15 million) in fiscal years 2015, 2016 and 2017, respectively.

Other commercial transactions with equity investees

       Other than the transactions disclosed above, we also have commercial arrangements with certain of our equity investees and other related parties to provide and receive certain marketing, logistics, traffic acquisition, cloud computing and other services. The amounts relating to these services provided and received represent less than 1% of our revenue and total expenses, respectively, for the years ended March 31, 2015, 2016 and 2017. We believe that all transactions were conducted through arms-length negotiations and on terms similar to those with unrelated parties.

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

Indemnification Agreements

       We have entered into indemnification agreements with our directors and executive officers. These agreements require us to indemnify these individuals, to the fullest extent permitted by law, for certain liabilities to which they may become subject as a result of their affiliation with us.

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

       We establish balance sheet provisions relating to potential losses from litigation based on estimates of the losses. For this purpose, we classify potential losses as remote, reasonably possible or probable. We analyze potential outcomes from current and potential litigation and proceedings as loss contingencies in accordance with U.S. GAAP. Our management believes that the risk of loss in connection with the proceedings discussed below is currently remote and that these proceedings will not have a material adverse effect on our financial condition, either individually or in the aggregate. However, in light of the inherent uncertainties involved in these matters, some of which are beyond our control, the risk of loss may become more likely and an adverse outcome of one or more of these matters could be material to our results of operations or cash flows for any particular reporting period. See note 2 to our audited consolidated financial statements included elsewhere in this annual report for more information on our provisioning policy with regard to legal and administrative proceedings.

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

       In June 2015, the U.S. Judicial Panel on Multidistrict Litigation ordered transfer of the actions in the Central District of California to the Southern District of New York for coordinated or consolidated pretrial proceedings with the four actions before that court. In June 2015, the Panel ordered transfer of the action pending in the Northern District of California to the Southern District of New York. The actions in the Southern District of New York were consolidated under the master caption, Christine Asia Co., Ltd. et al. v. Alibaba Group Holding Limited et al., No. 1:15-md-02631-CM (S.D.N.Y.), and related cases.

       The Southern District of New York appointed a Lead Plaintiff and Lead Counsel on behalf of the putative class pursuant to the Private Securities Litigation Reform Act.

       In June 2015, the Lead Plaintiff filed a consolidated amended complaint, which generally alleged that the registration statement and prospectus filed in connection with our initial public offering and various other public statements contained misrepresentations regarding our business operations and financial prospects, and failed to disclose, among other things, regulatory scrutiny by the SAIC prior to our initial public offering. Specifically, plaintiffs alleged that we should have disclosed a 2014 SAIC anti-counterfeiting initiative in the e-commerce market, a July 16, 2014 administrative guidance meeting we had with the SAIC that was later the subject of a self-described "white paper" issued and then withdrawn by the SAIC, and the alleged impact of the sale of counterfeit goods on our financial results. Plaintiffs asserted claims against our company and Executive Chairman Jack Yun Ma, Executive Vice Chairman Joseph C. Tsai, then Chief Executive Officer Jonathan Zhaoxi Lu and Chief Financial Officer Maggie Wei Wu for violation of sections 10(b) and 20(a) of the United States Exchange Act and Rule 10b-5. Plaintiffs sought unspecified damages, attorneys' fees and costs.

       In July 2015, the Defendants filed a motion to dismiss the complaint for failure to state a claim. In June 2016, the Southern District of New York issued an order granting Defendants' motion to dismiss without leave to amend. The order held that Plaintiffs failed to plead that Defendants made actionable misstatements or omissions or that Defendants acted with scienter.

       On July 20, 2016, Plaintiffs filed a notice of appeal to the U.S. Court of Appeals for the Second Circuit. The matter is now pending on appeal. The appeal has been fully briefed and was argued before the Second Circuit in May 2017.

  California State Consolidated Securities Act Actions

       In October 2015, we were named as a defendant in the first of three securities class action lawsuits filed in the Superior Court of the State of California, San Mateo County. The three actions were consolidated in October 2015, and plaintiffs filed a consolidated complaint on March 25, 2016. A fourth named plaintiff was added on February 14, 2017 with the filing of the First Amended Consolidated Complaint. The consolidated action is captioned Gary Buelow, et al. v. Alibaba Group Holding Limited, et al., No. CIV-535692 (San Mateo Sup. Ct.). The consolidated action is brought on behalf of a putative class of investors who purchased Alibaba American Depositary Shares pursuant or traceable to the IPO. The complaint alleges violations of Sections 11, 12(a)(2) and 15 of the United States Securities Act of 1933.

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

       In May 2016, we filed a demurrer for failure to state a claim and lack of subject matter jurisdiction in response to the consolidated complaint. In December 2016, the Superior Court sustained the demurrer as to Sections 12(a)(2) and 15 and overruled the demurrer as to Section 11 with regard to the three original plaintiffs. In January 2017, we answered the consolidated complaint, asserting a general denial as to all allegations and setting forth affirmative defenses.

       In September 2016, we filed a motion for summary judgment on the grounds that the three original plaintiffs lack statutory standing. In February 2017, a First Amended Consolidated Complaint was filed that added a new plaintiff to the action. In March 2017, we filed a demurrer to the First Amended Consolidated Complaint.

       Discovery in the action is ongoing.

Pending SEC Inquiry

       In early 2016, the SEC informed us that it was initiating an investigation into whether there have been any violations of the federal securities laws. The SEC has requested that we voluntarily provide it with documents and information relating to, among other things: our consolidation policies and practices (including our accounting for Cainiao Network as an equity method investee), our policies and practices applicable to related party transactions in general, and our reporting of operating data from Singles Day. We are voluntarily disclosing this SEC request for information and cooperating with the SEC and, through our legal counsel, have been providing the SEC with requested documents and information. The SEC advised us that the initiation of a request for information should not be construed as an indication by the SEC or its staff that any violation of the federal securities laws has occurred.

Kering Lawsuit

       In May 2015, we were named as a defendant in a lawsuit filed in the Southern District of New York by Gucci America Inc., Balenciaga S.A., Balenciaga America, Inc., Bottega Veneta S.A., Bottega Veneta Inc., Yves Saint Laurent America, Inc., Luxury Goods International (L.G.I.) S.A. and Kering S.A. The case is captioned Gucci America, Inc. et al. v. Alibaba Group Holding Ltd. et al., No. 15 cv 03784 PKC (S.D.N.Y.). A second amended complaint was filed in September 2015. The complaint generally alleges that merchants on our marketplaces sold allegedly counterfeit or otherwise trademark infringing merchandise, purportedly with our actual or constructive knowledge, and that we purportedly supported these merchants and this merchandise. In their complaint, the plaintiffs assert multiple claims against our company and seek unspecified damages. In August 2016, the Court granted our motion to dismiss Plaintiffs' Racketeer Influenced and Corrupt Organizations Act, or RICO, claims. Discovery on other claims is proceeding.

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

       We are a holding company incorporated in the Cayman Islands. In order for us to distribute any dividends to our shareholders and ADS holders, we rely on dividends, loans, and other distributions on equity paid by our operating subsidiaries in China and on remittances, including loans, from our variable interest entities in China. Dividend distributions from our PRC subsidiaries to us are subject to PRC taxes, such as withholding tax. In addition, regulations in the PRC currently permit payment of dividends of a PRC company only out of accumulated distributable after-tax profits as determined in accordance with its articles of association and the accounting standards and regulations in China. See "Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in the People's Republic of China — We rely to a significant extent on dividends, loans and other distributions on equity paid by our principal operating subsidiaries in China and on remittances, including loans, from the variable interest entities in China to fund offshore cash and financing requirements."

B.    Significant Changes

       We have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9    THE OFFER AND LISTING

A.    Offer and Listing Details.

       Our ADSs, each representing one of our ordinary shares, have been listed on the New York Stock Exchange since September 19, 2014 under the symbol "BABA." The table below shows, for the periods indicated, the high and low market prices, based on the highest and lowest intraday sales prices, on the New York Stock Exchange for our ADSs through June 14, 2017.

	Market Price(1) (US$)
	High	Low
Annual highs and lows
Fiscal year 2015 (from September 19, 2014)	120.00	80.03
Fiscal year 2016	95.06	57.20
Fiscal year 2017	110.45	73.30
Quarterly highs and lows
Second calendar quarter 2015	95.06	77.77
Third calendar quarter 2015	85.38	57.20
Fourth calendar quarter 2015	86.42	58.20
First calendar quarter 2016	79.84	59.25
Second calendar quarter 2016	85.89	73.30
Third calendar quarter 2016	109.87	77.68
Fourth calendar quarter 2016	109.00	86.01
First calendar quarter 2017	110.45	88.08
Second calendar quarter 2017 (through June 14, 2017)	148.29	106.76
Monthly highs and lows
December 2016	94.06	86.01
January 2017	104.57	88.08
February 2017	105.20	100.02
March 2017	110.45	102.10
April 2017	115.99	106.76
May 2017	126.40	114.00
June 2017 (through June 14)	148.29	122.26

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

E.    Taxation

       The following is a general summary of certain Cayman Islands, PRC and United States federal income tax consequences relevant to an investment in our ADSs and ordinary shares. The discussion is not intended to be, nor should it be construed as, legal or tax advice to any particular prospective purchaser. The discussion is based on laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change or different interpretations, possibly with retroactive effect. The discussion does not address U.S. state or local tax laws, or tax laws of jurisdictions other than the Cayman Islands, the People's Republic of China and the United States. You should consult your own tax advisors with respect to the consequences of acquisition, ownership and disposition of our ADSs and ordinary shares. To the extent that this discussion relates to matters of Cayman Islands tax law, it is the opinion of Maples and Calder (Hong Kong) LLP, our special Cayman Islands counsel. To the extent that the discussion states definitive legal conclusions under PRC tax laws and regulations, it is the opinion of Fangda Partners, our special PRC counsel.

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

People's Republic of China Taxation

       We are a holding company incorporated in the Cayman Islands and we gain substantial income by way of dividends from our PRC subsidiaries. The EIT Law and its implementation rules, both of which became effective on January 1, 2008 and the EIT Law being most recently amended on February 24, 2017, provide that China-

sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its equity holders that are non-resident enterprises, will normally be subject to PRC withholding tax at a rate of 10%, unless any foreign investor's jurisdiction of incorporation has a tax treaty with China that provides for a lower withholding tax rate for which the foreign investor is eligible.

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

       The implementation rules of the EIT Law provide that, (i) if the enterprise that distributes dividends is domiciled in the PRC or (ii) if gains are realized from transferring equity interests of enterprises domiciled in the PRC, then the dividends or capital gains are treated as China-sourced income. It is not clear how "domicile" may be interpreted under the EIT Law, and it may be interpreted as the jurisdiction where the enterprise is a tax resident. Therefore, if we are considered a PRC tax resident enterprise for PRC tax purposes, any dividends we pay to our overseas shareholders or ADS holders which are non-resident enterprises as well as gains realized by those shareholders or ADS holders from the transfer of our shares or ADSs may be regarded as China-sourced income and as a result become subject to PRC withholding tax at a rate of 10%, unless any of the non-resident enterprises' jurisdictions has a tax treaty with China that provides for a preferential treatment.

       Furthermore, if we are considered a PRC resident enterprise and the competent PRC tax authorities consider dividends we pay with respect to our shares or ADSs and the gains realized from the transfer of our shares or ADSs to be income derived from sources within the PRC, the dividends and gains we pay to our overseas shareholders or ADS holders who are non-resident individuals may be subject to PRC individual income tax at a rate of 20%, unless any of the non-resident individuals' jurisdictions has a tax treaty with China that provides for a preferential tax rate or a tax exemption. It is also unclear whether, if we are considered a PRC resident enterprise, holders of our shares or ADSs would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas.

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

  •
  an estate the income of which is subject to United States federal income taxation regardless of its source; or

  •
  a trust if it is subject to the primary supervision of a court within the United States and one or more United States persons has or have the authority to control all substantial decisions of the trust, or if it has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

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

  •
  a partnership or other pass-through entity for United States federal income tax purposes; or

  •
  a person whose "functional currency" is not the U.S. dollar.

       The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, and regulations, rulings and judicial decisions thereunder as of the date of this annual report, and the relevant authorities may be replaced, revoked or modified so as to result in United States federal income tax consequences different from those discussed below. In addition, this summary is based, in part, upon representations made by the depositary to us and assumes that the deposit agreement, and all other related agreements, will be performed in accordance with their terms.

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

ADSs

       If you hold ADSs, for United States federal income tax purposes, you generally will be treated as the owner of the underlying ordinary shares that are represented by the ADSs. Accordingly, deposits or withdrawals of ordinary shares for ADSs will not be subject to United States federal income tax.

Taxation of Dividends

       Subject to the discussion under "— Passive Foreign Investment Company" below, the gross amount of distributions on the ADSs or ordinary shares (including any amounts withheld to reflect PRC withholding taxes) will be taxable as dividends, to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. The income (including withheld taxes) will be includable in your gross income as ordinary income on the day actually or constructively received by you, in the case of the ordinary shares, or by the depositary, in the case of ADSs. The dividends will not be eligible for the dividends received deduction allowed to corporations under the Code. The following discussion assumes that all dividends will be paid in U.S. dollars.

       With respect to non-corporate United States investors, certain dividends received from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on ordinary shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that our ADSs (which are listed on the New York Stock Exchange) are readily tradable on an established securities market in the United States. Thus, we believe that dividends we pay on our ordinary shares that are represented by ADSs will meet the conditions required for the reduced tax rate. Since we do not expect that our ordinary shares will be listed on an established securities market, we do not believe that dividends that we pay on our ordinary shares that are not represented by ADSs currently meet the conditions required for these reduced tax rates. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in subsequent years. A qualified foreign corporation also includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the United States. In the event that we were deemed to be a PRC resident enterprise under the EIT Law, although no assurance can be given, we might be eligible for the benefits of the income tax treaty between the United States and the PRC, which is hereinafter referred to as the Treaty, and if we were eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether the shares are represented by ADSs, would be eligible for the reduced rates of taxation. See "— People's Republic of China Taxation." Non-corporate United States Holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as "investment income" pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You should consult your own tax advisors regarding the application of these rules given your particular circumstances.

       Non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a PFIC in the taxable year in which the dividends are paid or in the preceding taxable year. See "— Passive Foreign Investment Company" below.

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

       To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, as determined under United States federal income tax principles, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the ADSs or ordinary shares (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by you on a subsequent disposition of the ADSs or ordinary shares), and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange, as described below under "— Taxation of Capital Gains." Consequently, any distributions in excess of our current and accumulated earnings and profits would generally not give rise to foreign source income and you would generally not be able to use the foreign tax credit arising from any PRC withholding tax imposed on those distributions unless the credit can be applied (subject to applicable limitations) against United States federal income tax due on other foreign source income in the appropriate category for foreign tax credit purposes. However, we do not expect to keep earnings and profits in accordance with United States federal income tax principles. Therefore, you should expect that a distribution will generally be treated as a dividend (as discussed above).

       Distributions of ADSs, ordinary shares or rights to subscribe for ordinary shares that are received as part of a pro rata distribution to all of our shareholders generally will not be subject to United States federal income tax. Consequently, these distributions generally will not give rise to foreign source income and you generally will not be able to use the foreign tax credit arising from any PRC withholding tax imposed on the distributions unless the credit can be applied (subject to applicable limitations) against United States federal income tax due on other foreign source income in the appropriate category for foreign tax credit purposes.

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

  •
  the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income; and

  •
  the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each relevant year.

       In addition, non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a PFIC in the taxable year in which the dividends are paid or in the preceding taxable year. You will generally be required to file Internal Revenue Service Form 8621 if you hold our ADSs or ordinary shares in any year in which we are classified as a PFIC.

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

       In certain circumstances, in lieu of being subject to the excess distribution rules discussed above, you may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method, provided that the stock is regularly traded on a qualified exchange. Under current law, the mark-to-market election may be available to United States Holders of ADSs if the ADSs are listed on the New York Stock Exchange, which constitutes a qualified exchange, and are "regularly traded" for purposes of the mark-to-market election (for which no assurance can be given). It should also be noted that it is intended that only the ADSs and not the ordinary shares will be listed on the New York Stock Exchange. Consequently, if you are a United States Holder of ordinary shares that are not represented by ADSs, you generally will not be eligible to make a mark-to-market election if we are or were to become a PFIC.

       If you make an effective mark-to-market election, you will include in each year that we are a PFIC as ordinary income the excess of the fair market value of your ADSs at the end of the year over your adjusted tax basis in the ADSs. You will be entitled to deduct as an ordinary loss in each relevant year the excess of your adjusted tax basis in the ADSs over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If you make an effective mark-to-market election, in each year that we are a PFIC any gain you recognize upon the sale or other disposition of your ADSs will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

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

Taxation of Capital Gains

       For United States federal income tax purposes, you will recognize taxable gain or loss on any sale or exchange of ADSs or ordinary shares in an amount equal to the difference between the amount realized for the ADSs or ordinary shares and your tax basis in the ADSs or ordinary shares. Subject to the discussion under "— Passive Foreign Investment Company" above, this gain or loss will generally be capital gain or loss. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as United States source gain or loss. However, if we were treated as a PRC resident enterprise for EIT Law purposes and PRC tax were imposed on any gain, and if you are eligible for the benefits of the Treaty, you may elect to treat this gain as PRC source gain under the Treaty. If you are not eligible for the benefits of the Treaty or you fail to make the election to treat any gain as PRC source, then you may not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of our ADSs or ordinary shares unless the credit can be applied (subject to applicable limitations) against tax due on other income derived from foreign sources. You will be eligible for the benefits of the Treaty if, for purposes of the Treaty, you are a resident of the United States, and you meet other requirements specified in the Treaty. Because the determination of whether you qualify for the benefits of the Treaty is fact-intensive and depends upon your particular circumstances, you are specifically urged to consult your tax advisors regarding your eligibility for the benefits of the Treaty. You are also urged to consult your tax advisor regarding the tax consequences in case any PRC tax is imposed on gain on a disposition of our ADSs or ordinary shares, including the availability of the foreign tax credit and the election to treat any gain as PRC source, under your particular circumstances.

Information Reporting and Backup Withholding

       In general, information reporting will apply to dividends in respect of our ADSs or ordinary shares and the proceeds from the sale, exchange or redemption of our ADSs or ordinary shares that are paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient. A backup withholding tax may apply to these payments if you fail to provide a taxpayer identification number or certification of other exempt status or, in the case of dividend payments, if you fail to report in full dividend and interest income.

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

ITEM 11    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risks

Interest Rate Risk

       Our main interest rate exposure relates to bank borrowings. In addition, one tranche of our unsecured senior notes bear interest at three-month LIBOR plus 0.520% per annum. We also have interest-bearing assets, including cash and cash equivalents, short-term investments and restricted cash. We manage our interest rate exposure with a focus on reducing our overall cost of debt and exposure to changes in interest rates. From time to time, we use derivatives, such as interest rate swaps, to manage our interest rate exposure. Approximately 63% of the aggregate principal amount of our bank borrowings and unsecured senior notes was at fixed rates, and the remaining 37% was at floating rates as March 31, 2017.

       As of March 31, 2016 and 2017, if interest rates increased/decreased by 1%, with all other variables having remained constant, and assuming the amount outstanding at March 31, 2016, 2017, respectively, under our bank borrowings and the tranche of our unsecured senior notes that bear floating interest was outstanding for the entire respective fiscal years, profit attributable to equity owners of our company would have been RMB1,089 million and RMB1,165 million (US$169 million) higher/lower, respectively, mainly as a result of higher/lower interest income from our cash and cash equivalents and short-term investments.

Foreign Exchange Risk

       Foreign currency risk arises from future commercial transactions, recognized assets and liabilities and net investments in foreign operations. Although we operate businesses in different countries, most of our revenue-generating transactions, and a majority of our expense-related transactions, are denominated in Renminbi, which is the functional currency of our major operating subsidiaries and the reporting currency of our financial statements. From time to time, we enter into hedging activities with regard to exchange rate risk.

       The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. For instance, in August 2015, the PBOC changed the way it calculates the mid-point price of Renminbi against the U.S. dollar, requiring the market-makers who submit for reference rates to consider the previous day's closing spot rate, foreign-exchange demand and supply as well as changes in major currency rates. In 2015 and 2016, the value of the Renminbi depreciated approximately 4.4% and 7.2% against the U.S. dollar, respectively. From the end of 2016 through the end of May 2017, the value of the Renminbi appreciated slightly by approximately 1.9% against the U.S. dollar. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in greater fluctuations of the Renminbi against the U.S. dollar. Accordingly, it is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

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

       As of March 31, 2016, we had Renminbi-denominated cash and cash equivalents and short-term investments of RMB82,302 million and U.S. dollar-denominated cash and cash equivalents of US$4,359 million. Assuming we had converted RMB82,302 million into U.S. dollars at the exchange rate of RMB6.448 for US$1.00 as of

March 31, 2016, our total U.S. dollar cash balance would have been US$17,123 million. If the Renminbi had depreciated by 10% against the U.S. dollar, our U.S. dollar cash balance would have been US$15,963 million.

       As of March 31, 2017, we had Renminbi-denominated cash and cash equivalents and short-term investments of RMB83,467 million and U.S. dollar-denominated cash and cash equivalents of US$8,811 million. Assuming we had converted RMB83,467 million into U.S. dollars at the exchange rate of RMB6.8832 for US$1.00 as of March 31, 2017, our total U.S. dollar cash balance would have been US$20,937 million. If the Renminbi had depreciated by 10% against the U.S. dollar, our U.S. dollar cash balance would have been US$19,835 million.

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

       The sensitivity analysis is determined based on the exposure of financial assets at fair value to market price risks related to equity and debt securities at the end of each reporting period. The securities we hold are accounted for as convertible and exchangeable bonds, trading securities or available-for-sale securities. Their changes in fair values are recorded as income for convertible and exchangeable bonds and trading securities or through equity for available-for-sale securities, respectively. If market prices of the respective instruments held by us had been 1% higher/lower as of March 31, 2016 and March 31, 2017, our investment securities would have been approximately RMB228 million and RMB234 million (US$34 million) higher/lower, respectively, of which RMB56 million and RMB2 million relating to trading securities and investment securities accounted for under the fair value option would be recognized as income or loss during the respective period.

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
Up to US$5.00 per 100 ADSs (or fraction thereof)

•

Issuance of ADSs upon deposit of Shares (excluding issuances as a result of distributions of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADSs).

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

       Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary. You will receive prior notice of these changes.

Fees and Payments from the Depositary to Us

       Our depositary has agreed to reimburse us for certain expenses we incur that are related to the administration and maintenance of the ADS program. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. The depositary has reimbursed us for any expenses related to the administration and maintenance of the facility in an amount of US$11.3 million, after deduction of applicable U.S. taxes, for the year ended March 31, 2017.

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

       Our management, under the supervision and with the participation of our principal executive officer and our principal financial officer, evaluated the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) or 15d-15(e) promulgated under the Exchange Act, at March 31, 2017. Based on that evaluation, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures are effective in ensuring that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms, and that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management's Annual Report on Internal Control over Financial Reporting

       Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. As required by Rule 13a-15(c) of the Exchange Act, our management conducted an evaluation of our company's internal control over financial reporting as of March 31, 2017 based on the framework in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of March 31, 2017.

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

       Our independent registered public accounting firm, PricewaterhouseCoopers, has audited the effectiveness of our internal control over financial reporting as of March 31, 2017, as stated in its report, which appears on page F-2 of this annual report.

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

	Year ended March 31,
	2016	2017
	(in thousands of RMB)
Audit Fees(1)	38,000	52,315
Audit-related Fees(2)	5,958	3,936
Tax Fees(3)	480	730
All Other Fees(4)	967	1,023

Total	45,405	58,004

(1)
"Audit Fees" represents the aggregate fees billed or to be billed for each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements and assistance with and review of documents filed with the SEC and other statutory and regulatory filings.
(2)
"Audit-related Fees" represents the aggregate fees billed in each of the fiscal years listed for the assurance and related services rendered by our principal auditors that are reasonably related to the performance of the audit or review of our financial statements and not reported under "Audit Fees."
(3)
"Tax Fees" represents the aggregate fees billed in each of the fiscal years listed for the professional tax services rendered by our principal auditors.
(4)
"All Other Fees" represents the aggregate fees billed in each of the fiscal years listed for services rendered by our principal auditors other than services reported under "Audit Fees," "Audit-related Fees" and "Tax Fees."

       The policy of our audit committee is to pre-approve all audit and non-audit services provided by PricewaterhouseCoopers, including audit services, audit-related services, tax services and other services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

ITEM 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE

       Not applicable.

ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

       On August 12, 2015, we announced the implementation of the 2015 Share Repurchase Program in an aggregate amount of up to US$4.0 billion over a period of two years. We have repurchased ADSs representing our ordinary shares on the open market under purchase plans adopted to implement the 2015 Share Repurchase Program. In addition, Jack Ma, our executive chairman, and Joe Tsai, our executive vice chairman, have jointly entered into our plans as affiliated purchasers. On May 18, 2017, we announced the adoption of the 2017 Share Repurchase Program in an aggregate amount of up to US$6.0 billion over a period of two years. The new program replaced, and cancelled the remaining amount under, our 2015 Share Repurchase Program.

       On June 2, 2016, we entered into a share purchase agreement with SoftBank, pursuant to which we repurchased 27,027,027 ordinary shares from SoftBank.

       In addition, our equity incentive award agreements generally provide that, in the event of a grantee's termination for cause or violation of a non-competition undertaking, we will have the right to repurchase the shares acquired by the grantee, generally at par or the exercise price paid for these shares. See "Item 6. Directors, Senior Management and Employees — B. Compensation — Equity Incentive Plans." In addition, when an employee leaves our company, we repurchase any shares acquired by the employee pursuant to early-exercised but unvested options.

       The table below summarizes the repurchases we made in the periods indicated.

Month	Total Number of Ordinary Shares Purchased(1)	Total Price Paid(1) (US$)	Average Price Paid Per Ordinary Share(2) (US$)	Total Number of Ordinary Shares Purchased as Part of Share Repurchase Program(3)	Approximate Dollar Value of Ordinary Shares that May Yet Be Purchased Under Share Repurchase Program(4) (US$, in millions)
April, 2016	50,000	925,000	18.50	—	900
May 2016	39,375	728,438	18.50	—	900
June 2016	27,040,777	2,000,254,373	73.97	—	900
July 2016	75,000	1,387,500	18.50	—	900
August 2016	6,250	115,625	18.50	—	900
September 2016	26,112	—	Par value	—	900
October 2016	6,250	115,625	18.50	—	900
November 2016	875	88,979	101.69	—	900
December 2016	—	—	—	—	900
January 2017	—	—	—	—	900
February 2017	—	—	—	—	900
March 2017	—	—	—	—	900

(1)
Includes (i) 27,027,027 ordinary shares we repurchased from SoftBank in June 2016 and (ii) an aggregate of 217,612 ordinary shares, including 190,625 ordinary shares underlying unvested awards, we repurchased pursuant to our equity incentive award agreements.
(2)
Ordinary shares we repurchased pursuant to our equity incentive award agreements were generally repurchased at par or the exercise price paid by the grantee for these shares.
(3)
Includes only those ADSs representing our ordinary shares we repurchased pursuant to the 2015 Share Repurchase Program.
(4)
Our 2015 Share Repurchase Program, implemented in August 2015, authorized the repurchase in an aggregate amount of up to US$4.0 billion over a period of two years. We have utilized US$3.1 billion under the 2015 Share Repurchase Program. Our 2017 Share Repurchase Program, which was adopted in May 2017 and replaces, and cancels the remaining amount under, the 2015 Share Repurchase Program, authorized the repurchase in an aggregate amount of up to US$6.0 billion over a period of two years.

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

ITEM 18    FINANCIAL STATEMENTS.

       The following financial statements are filed as part of this annual report, together with the report of the independent auditors:

  •
  Report of Independent Registered Public Accounting Firm

  •
  Consolidated Income Statements for the years ended March 31, 2015, 2016 and 2017

  •
  Consolidated Statements of Comprehensive Income for the years ended March 31, 2015, 2016 and 2017

  •
  Consolidated Balance Sheets as of March 31, 2016 and 2017

  •
  Consolidated Statements of Changes in Shareholders' Equity for the years ended March 31, 2015, 2016 and 2017

  •
  Consolidated Statements of Cash Flows for the years ended March 31, 2015, 2016 and 2017

  •
  Notes to the Consolidated Financial Statements

ITEM 19    EXHIBITS.

Exhibit Number	Description of Document
1.1*	Form of Amended and Restated Memorandum and Articles of Association of the Registrant as currently in effect

2.1*	Registrant's Form of Ordinary Share Certificate

2.2†	Form of Deposit Agreement between the Registrant, the depositary and holders and beneficial holders of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, including the form of American Depositary Receipt

2.3†	Form of American depositary receipt evidencing American depositary shares (included in Exhibit 2.2)

2.4*	Amended and Restated Registration Rights Agreement among the Registrant and the persons whose names are set out in Schedule I thereto, dated September 18, 2012

2.5*	Voting Agreement by and among the Registrant, Yahoo! Inc., SoftBank Corp., the Management Members as defined therein and certain other shareholders of the Registrant

2.6††	Indenture, dated as of November 28, 2014 between the Registrant and Bank of New York Mellon as Trustee

2.7††	First Supplemental Indenture, dated as of November 28, 2014 between the Registrant and Bank of New York Mellon as Trustee

2.8††	Second Supplemental Indenture, dated as of November 28, 2014 between the Registrant and Bank of New York Mellon as Trustee

2.9††	Third Supplemental Indenture, dated as of November 28, 2014 between the Registrant and Bank of New York Mellon as Trustee

2.10††	Fourth Supplemental Indenture, dated as of November 28, 2014 between the Registrant and Bank of New York Mellon as Trustee

Exhibit Number	Description of Document
2.11††	Fifth Supplemental Indenture, dated as of November 28, 2014 between the Registrant and Bank of New York Mellon as Trustee

2.12††	Sixth Supplemental Indenture, dated as of November 28, 2014 between the Registrant and Bank of New York Mellon as Trustee

2.13††	Form of Floating Rate Senior Notes Due 2017 (included in Exhibit 2.7)

2.14††	Form of 1.625% Senior Notes Due 2017 (included in Exhibit 2.8)

2.15††	Form of 2.500% Senior Notes Due 2019 (included in Exhibit 2.9)

2.16††	Form of 3.125% Senior Notes Due 2021 (included in Exhibit 2.10)

2.17††	Form of 3.600% Senior Notes Due 2024 (included in Exhibit 2.11)

2.18††	Form of 4.500% Senior Notes Due 2034 (included in Exhibit 2.12)

2.19†††	Registration Rights Agreement dated as of November 28, 2014 between the Registrant and Morgan Stanley & Co. International plc, Citigroup Global Markets Inc., Deutsche Bank AG, Singapore Branch and J.P. Morgan Securities LLC

4.1*	2011 Equity Incentive Plan of the Registrant

4.2*	Senior Management Equity Incentive Plan

4.3*	Partner Capital Investment Plan

4.4*	Form of Indemnification Agreement between the Registrant and its directors and executive officers

4.5*	Form of Employment Agreement between the Registrant and its executive officers

4.6*	English translation of Loan Agreements entered into by and among Jack Ma, Simon Xie and Taobao (China) Software Co., Ltd., dated January 1, 2009, as amended on October 11, 2010 and March 13, 2013

4.7*	English translation of Exclusive Call Option Agreement entered into by and among Jack Ma, Simon Xie, Taobao (China) Software Co., Ltd. and Zhejiang Taobao Network Co., Ltd., dated January 21, 2009

4.8*	English translation of Proxy Agreement entered into by and among Jack Ma, Simon Xie, Taobao (China) Software Co., Ltd. and Zhejiang Taobao Network Co., Ltd., dated January 21, 2009

4.9*	English translation of Equity Pledge Agreements entered into by and among Jack Ma, Simon Xie, Taobao (China) Software Co., Ltd. and Zhejiang Taobao Network Co., Ltd., dated January 21, 2009, as amended on March 13, 2013

4.10*	English translation of Exclusive Technical Services Agreement entered into by and between Taobao (China) Software Co., Ltd. and Zhejiang Taobao Network Co., Ltd., dated January 21, 2009

4.11*	Commercial Agreement by and among the Registrant, Zhejiang Alibaba E-Commerce Co., Ltd. and Alipay.com Co., Ltd., dated July 29, 2011

4.12*	Amendment to Commercial Agreement by and among the Registrant, Zhejiang Alibaba E-Commerce Co., Ltd. and Alipay.com Co., Ltd., dated December 14, 2011

4.13††	English Translation of Loan Agreement between Simon Xie and Taobao (China) Software Co., Ltd., dated April 22, 2015

4.14*	Schedules of Material Differences of Contractual Arrangements of Material Variable Interest Entities of the Registrant

Exhibit Number	Description of Document
4.15*	Share and Asset Purchase Agreement by and among the Registrant, Zhejiang Ant Small and Micro Financial Services Group Co., Ltd., Yahoo! Inc., SoftBank Corp. and the other Parties named therein, dated August 12, 2014

4.16*	Second Amendment to Commercial Agreement by and among the Registrant, Zhejiang Ant Small and Micro Financial Services Group Co., Ltd. (formerly known as Zhejiang Alibaba E-Commerce Co., Ltd.) and Alipay.com Co., Ltd., dated August 12, 2014

4.17*	Amended and Restated Intellectual Property License and Software Technology Services Agreement by and among the Registrant, Zhejiang Ant Small and Micro Financial Services Group Co., Ltd. and Alipay.com Co., Ltd., dated August 12, 2014

4.18*	Data Sharing Agreement by and between the Registrant and Zhejiang Ant Small and Micro Financial Services Group Co., Ltd., dated August 12, 2014

4.19*	English Translation of Software System Use and Service Agreement between Alibaba (China) Co., Ltd. and Chongqing Alibaba Small Loan Co. Ltd., dated August 12, 2014

4.20*	Form of 2014 Post-IPO Equity Incentive Plan

4.21*	Form of Share Retention Agreement between the Registrant and certain members of management

4.22††	English Translation of Pledge Agreement between ICBC Credit Suisse Investment Management Co., Ltd. and Taobao (China) Software Co., Ltd., dated May 28, 2015

4.23†††	English translation of Share Subscription Agreement between Suning Commerce Group Co., Ltd. And Taobao (China) Software Co., Ltd., dated August 9, 2015

4.24†††	Investment Agreement by and between Alibaba Group Holding Limited and Suning Commerce Group Co., Ltd., dated August 9, 2015

4.25†††	Share Subscription Agreement between Alibaba Group Holding Limited and Zhejiang Ant Small and Micro Financial Services Group Co., Ltd., dated September 7, 2015

4.26††††	Agreement and Plan of Merger among Ali YK Investment Holding Limited, Ali YK Subsidiary Holding Limited, Youku Tudou Inc. and Alibaba Investment Limited, dated November 6, 2015

4.27††††	US$3,000,000,000 Facility Agreement between the Registrant and other parties named therein, dated March 9, 2016

4.28††††	Syndication and Amendment Agreement, dated May 3, 2016, in respect of a US$3,000,000,000 Facility Agreement dated March 9, 2016

4.29††††	Amended and Restated Investment Agreement by and between Alibaba Group Holding Limited and Suning Commerce Group Co., Ltd., dated August 9, 2015 and amended and restated as of May 19, 2016

4.30	Share Purchase Agreement between the Registrant and SB China Holdings Pte Ltd, acting through its branch in the United Kingdom named as SB China Holdings Pte Ltd UK, dated May 31, 2016

4.31	US$5,150,000,000 Facility Agreement between the Registrant and other parties named therein, dated April 7, 2017

8.1	Significant Subsidiaries and Consolidated Entities of the Registrant

11.1*	Code of Ethics of the Registrant

12.1	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit Number	Description of Document
15.1	Consent of PricewaterhouseCoopers — Independent Registered Public Accounting Firm

15.2	Consent of Fangda Partners

15.3	Consent of Maples and Calder (Hong Kong) LLP

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

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
††††
Previously filed with our Annual Report on Form 20-F for the Fiscal Year Ended on March 31, 2016 (File No. 001-36614), filed on May 24, 2016 and incorporated herein by reference.
**
Furnished with this annual report on Form 20-F

SIGNATURES

       The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Alibaba Group Holding Limited

By:	/s/ DANIEL YONG ZHANG Name: Daniel Yong Zhang Title: Chief Executive Officer

Date: June 15, 2017

ALIBABA GROUP HOLDING LIMITED

INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Alibaba Group Holding Limited:

In our opinion, the accompanying consolidated balance sheets and the related consolidated income statements, consolidated statements of comprehensive income, changes in shareholders' equity and cash flows present fairly, in all material respects, the financial position of Alibaba Group Holding Limited and its subsidiaries (collectively, the "Company") at March 31, 2016 and 2017, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2017 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2017, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our audits (which were integrated audits in 2016 and 2017). We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers

PricewaterhouseCoopers
Hong Kong, June 15, 2017

ALIBABA GROUP HOLDING LIMITED
CONSOLIDATED INCOME STATEMENTS

		Year ended March 31,
		2015	2016	2017
		RMB	RMB	RMB	US$
					(Note 2(a))
		(in millions, except per share data)
	Notes
Revenue	5, 22	76,204	101,143	158,273	22,994
Cost of revenue	22	(23,834)	(34,355)	(59,483)	(8,642)
Product development expenses	22	(10,658)	(13,788)	(17,060)	(2,479)
Sales and marketing expenses	22	(8,513)	(11,307)	(16,314)	(2,370)
General and administrative expenses	22	(7,800)	(9,205)	(12,239)	(1,778)
Amortization of intangible assets	15	(2,089)	(2,931)	(5,122)	(744)
Impairment of goodwill	16	(175)	(455)	—	—

Income from operations		23,135	29,102	48,055	6,981
Interest and investment income, net		9,455	52,254	8,559	1,244
Interest expense		(2,750)	(1,946)	(2,671)	(388)
Other income, net	6, 22	2,486	2,058	6,086	884

Income before income tax and share of results of equity investees		32,326	81,468	60,029	8,721
Income tax expenses	7	(6,416)	(8,449)	(13,776)	(2,002)
Share of results of equity investees	13	(1,590)	(1,730)	(5,027)	(730)

Net income		24,320	71,289	41,226	5,989
Net (income) loss attributable to noncontrolling interests		(59)	171	2,449	356

Net income attributable to Alibaba Group Holding Limited		24,261	71,460	43,675	6,345
Accretion of Convertible Preference Shares	21	(15)	—	—	—
Dividends accrued on Convertible Preference Shares	21	(97)	—	—	—

Net income attributable to ordinary shareholders		24,149	71,460	43,675	6,345

Earnings per share/ADS attributable to ordinary shareholders	9
Basic		10.33	29.07	17.52	2.55
Diluted		9.70	27.89	16.97	2.47
Weighted average number of shares/ADSs used in computing earnings per share/ADS (million shares)	9
Basic		2,337	2,458	2,493
Diluted		2,500	2,562	2,573

The accompanying notes form an integral part of these consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year ended March 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
				(Note 2(a))
	(in millions)
Net income	24,320	71,289	41,226	5,989

Other comprehensive income:
- Foreign currency translation:
Change in unrealized gains (losses)	52	312	(2,191)	(318)
Less: reclassification adjustment for losses recorded in net income	—	21	44	6

Net change	52	333	(2,147)	(312)

- Available-for-sale securities:
Change in unrealized gains	3,089	2,278	8,911	1,295
Less: reclassification adjustment for gains recorded in net income	—	(422)	(5,764)	(838)
Less: tax effect	—	(488)	(1,042)	(151)

Net change	3,089	1,368	2,105	306

- Share of other comprehensive income of equity method investees
Change in unrealized gains	13	65	780	113

- Interest rate swaps under hedge accounting:
Change in unrealized (losses) gains	(36)	—	433	63

- Forward exchange contracts under hedge accounting:
Change in unrealized (losses) gains	—	(168)	169	25

Other comprehensive income	3,118	1,598	1,340	195

Total comprehensive income	27,438	72,887	42,566	6,184
Less: total comprehensive (income) loss attributable to noncontrolling interests	(56)	102	389	57

Total comprehensive income attributable to Alibaba Group Holding Limited	27,382	72,989	42,955	6,241

The accompanying notes form an integral part of these consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED
CONSOLIDATED BALANCE SHEETS

		As of March 31,
		2016	2017
		RMB	RMB	US$
				(Note 2(a))
		(in millions)
	Notes
Assets
Current assets:
Cash and cash equivalents	2(p)	106,818	143,736	20,882
Short-term investments	2(q)	4,700	3,011	437
Restricted cash and escrow receivables	10	1,346	2,655	386
Investment securities	11	4,178	4,054	589
Prepayments, receivables and other assets	12	16,993	29,060	4,222

Total current assets		134,035	182,516	26,516
Investment securities	11	29,392	31,452	4,569
Prepayments, receivables and other assets	12	5,837	8,051	1,169
Investment in equity investees	13	91,461	120,368	17,487
Property and equipment, net	14	13,629	20,206	2,936
Land use rights, net	2(v)	2,876	4,691	682
Intangible assets, net	15	5,370	14,108	2,050
Goodwill	16	81,645	125,420	18,221

Total assets		364,245	506,812	73,630

Liabilities, mezzanine equity and shareholders' equity
Current liabilities:
Current bank borrowings	19	4,304	5,948	864
Current unsecured senior notes	20	—	8,949	1,300
Income tax payable		2,790	6,125	890
Escrow money payable	10	—	2,322	337
Accrued expenses, accounts payable and other liabilities	18	27,334	47,186	6,855
Merchant deposits	2(ac)	7,314	8,189	1,190
Deferred revenue and customer advances	17	10,297	15,052	2,187

Total current liabilities		52,039	93,771	13,623
Deferred revenue	17	418	641	93
Deferred tax liabilities	7	6,471	10,154	1,475
Non-current bank borrowings	19	1,871	30,959	4,498
Non-current unsecured senior notes	20	51,391	45,876	6,665
Other liabilities	18	2,166	1,290	188

Total liabilities		114,356	182,691	26,542

The accompanying notes form an integral part of these consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED
CONSOLIDATED BALANCE SHEETS (CONTINUED)

		As of March 31,
		2016	2017
		RMB	RMB	US$
				(Note 2(a))
		(in millions)
	Notes
Commitments and contingencies	24, 25	—	—	—
Mezzanine equity		350	2,992	434
Alibaba Group Holding Limited shareholders' equity:
Ordinary shares, US$0.000025 par value; 4,000,000,000 shares authorized as of March 31, 2016 and 2017; 2,473,927,859 and 2,529,364,189 shares issued and outstanding as of March 31, 2016 and 2017, respectively		1	1	—
Additional paid-in capital		132,206	164,585	23,911
Treasury shares, at cost	2(af)	—	(2,823)	(410)
Restructuring reserve	4(b)	(888)	(624)	(91)
Subscription receivables	2(ag)	(172)	(63)	(9)
Statutory reserves	2(ah)	3,244	4,080	593
Accumulated other comprehensive income
Cumulative translation adjustments		(1,050)	(3,618)	(526)
Unrealized gains on available-for-sale securities, interest rate swaps and others		4,894	8,703	1,264
Retained earnings		78,752	108,558	15,772

Total Alibaba Group Holding Limited shareholders' equity		216,987	278,799	40,504
Noncontrolling interests		32,552	42,330	6,150

Total equity		249,539	321,129	46,654

Total liabilities, mezzanine equity and equity		364,245	506,812	73,630

The accompanying notes form an integral part of these consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

								Accumulated other comprehensive income (loss)
									Unrealized gains (losses) on available-for-sale securities, interest rate swaps and others
											Total Alibaba Group Holding Limited shareholders' equity
	Ordinary shares
			Additional paid-in capital	Treasury shares	Restructuring reserve (Note 4(b))	Subscription receivables	Statutory reserves	Cumulative translation adjustments		Retained earnings		Noncontrolling interests	Total equity
	Share	Amount
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(in millions, except share data)
Balance as of April 1, 2014	2,226,810,660	1	27,043	—	—	(540)	2,474	(1,144)	321	1,183	29,338	1,079	30,417
Foreign currency translation adjustment	—	—	—	—	—	—	—	49	10	—	59	(7)	52
Net change in unrealized gains on available-for-sale securities	—	—	—	—	—	—	—	—	3,089	—	3,089	—	3,089
Change in fair value of interest rate swaps under hedge accounting	—	—	—	—	—	—	—	—	(36)	—	(36)	—	(36)
Share of other comprehensive income of equity method investees	—	—	—	—	—	—	—	—	13	—	13	—	13
Net income for the year	—	—	—	—	—	—	—	—	—	24,261	24,261	63	24,324
Liquidation and deconsolidation of subsidiaries	—	—	—	—	—	—	(26)	—	—	26	—	(378)	(378)
Acquisition of subsidiaries	8,876,755	—	3,782	—	—	—	—	—	—	—	3,782	10,897	14,679
Exercise of share options and vesting of early exercised options and RSUs, including repayment of related employee loans	20,240,334	—	516	—	—	160	—	—	—	—	676	—	676
Repurchase and retirement of ordinary shares	(892,859)	—	(13)	—	—	6	—	—	—	(249)	(256)	—	(256)
Deemed disposals of partial interest in subsidiaries arising from exercise or vesting of share-based awards	—	—	(7)	—	—	—	—	—	—	—	(7)	17	10
Repurchase from, net of subscription, by noncontrolling interest for Partner Capital Investment Plan (Note 8(c))	—	—	—	—	—	(37)	—	—	—	—	(37)	(86)	(123)
Redemption of treasury shares granted for Senior Management Share Incentive Scheme	—	—	15	—	—	—	—	—	—	—	15	(15)	—
Capital injection from noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	174	174
Amortization of compensation cost	—	—	12,659	—	—	—	—	—	—	—	12,659	291	12,950
Issuance of ordinary shares — initial public offering	149,220,834	—	61,536	—	—	—	—	—	—	—	61,536	—	61,536
Excess value receivable arising from the restructuring of the commercial arrangements with Ant Financial Services and related amortization (Note 4(b))	—	—	1,318	—	(1,152)	—	—	—	—	—	166	—	166
Conversion of convertible preferred shares	91,243,312	—	10,293	—	—	—	—	—	—	—	10,293	—	10,293
Accretion to convertible preferred shareholders	—	—	—	—	—	—	—	—	—	(15)	(15)	—	(15)
Dividend to convertible preferred shareholders	—	—	—	—	—	—	—	—	—	(97)	(97)	—	(97)
Dividend declared by a consolidated subsidiary to noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	(61)	(61)
Appropriation to statutory reserves	—	—	—	—	—	—	267	—	—	(267)	—	—	—

Balance as of March 31, 2015	2,495,499,036	1	117,142	—	(1,152)	(411)	2,715	(1,095)	3,397	24,842	145,439	11,974	157,413

The accompanying notes form an integral part of these consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (CONTINUED)

								Accumulated other comprehensive income (loss)
									Unrealized gains (losses) on available-for-sale securities, interest rate swaps and others
											Total Alibaba Group Holding Limited shareholders' equity
	Ordinary shares
			Additional paid-in capital	Treasury shares	Restructuring reserve (Note 4(b))	Subscription receivables	Statutory reserves	Cumulative translation adjustments		Retained earnings		Noncontrolling interests	Total equity
	Share	Amount
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(in millions, except share data)
Balance as of April 1, 2015	2,495,499,036	1	117,142	—	(1,152)	(411)	2,715	(1,095)	3,397	24,842	145,439	11,974	157,413
Foreign currency translation adjustment	—	—	—	—	—	(16)	—	24	232	—	240	56	296
Net change in unrealized gains on available-for-sale securities	—	—	—	—	—	—	—	—	1,368	—	1,368	—	1,368
Change in fair value of forward exchange contracts under hedge accounting	—	—	—	—	—	—	—	—	(168)	—	(168)	—	(168)
Share of other comprehensive income of equity method investees	—	—	—	—	—	—	—	—	65	—	65	—	65
Net income for the year	—	—	—	—	—	—	—	—	—	71,460	71,460	(158)	71,302
Deconsolidation of subsidiaries	—	—	—	—	—	—	—	21	—	—	21	(10,849)	(10,828)
Acquisition of subsidiaries	—	—	—	—	—	—	—	—	—	—	—	31,409	31,409
Exercise of share options and vesting of early exercised options and RSUs, including repayment of related employee loans	25,016,386	—	519	—	—	255	—	—	—	—	774	—	774
Repurchase and retirement of ordinary shares	(46,587,563)	—	(2,774)	—	—	—	—	—	—	(17,021)	(19,795)	—	(19,795)
Acquisition of additional shares of a consolidated subsidiary	—	—	(30)	—	—	—	—	—	—	—	(30)	—	(30)
Redemption of treasury shares granted for Senior Management Share Incentive Scheme	—	—	13	—	—	—	—	—	—	—	13	(13)	—
Capital injection from noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	56	56
Amortization of compensation cost	—	—	16,434	—	—	—	—	—	—	—	16,434	80	16,514
Tax benefits from share-based awards	—	—	725	—	—	—	—	—	—	—	725	—	725
Amortization of excess value receivable arising from the restructuring of the commercial arrangements with Ant Financial Services (Note 4(b)) and others	—	—	177	—	264	—	—	—	—	—	441	—	441
Dividend declared by a consolidated subsidiary to noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	(3)	(3)
Appropriation to statutory reserves	—	—	—	—	—	—	529	—	—	(529)	—	—	—

Balance as of March 31, 2016	2,473,927,859	1	132,206	—	(888)	(172)	3,244	(1,050)	4,894	78,752	216,987	32,552	249,539

The accompanying notes form an integral part of these consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (CONTINUED)

								Accumulated other comprehensive income (loss)
									Unrealized gains (losses) on available-for-sale securities, interest rate swaps and others
											Total Alibaba Group Holding Limited shareholders' equity
	Ordinary shares
			Additional paid-in capital	Treasury shares	Restructuring reserve (Note 4(b))	Subscription receivables	Statutory reserves	Cumulative translation adjustments		Retained earnings		Noncontrolling interests	Total equity
	Share	Amount
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(in millions, except share data)
Balance as of April 1, 2016	2,473,927,859	1	132,206	—	(888)	(172)	3,244	(1,050)	4,894	78,752	216,987	32,552	249,539
Foreign currency translation adjustment	—	—	—	—	—	(17)	—	(2,612)	322	—	(2,307)	99	(2,208)
Net change in unrealized gains on available-for-sale securities	—	—	—	—	—	—	—	—	2,105	—	2,105	—	2,105
Share of additional paid-in capital and other comprehensive income of equity method investees	—	—	1,419	—	—	—	—	—	780	—	2,199	—	2,199
Change in fair value of forward exchange contracts under hedge accounting	—	—	—	—	—	—	—	—	169	—	169	—	169
Change in fair value of interest rate swaps under hedge accounting	—	—	—	—	—	—	—	—	433	—	433	—	433
Net income for the year	—	—	—	—	—	—	—	—	—	43,675	43,675	(488)	43,187
Deconsolidation of subsidiaries	—	—	—	—	—	—	—	44	—	—	44	—	44
Acquisition of subsidiaries	—	—	—	—	—	—	—	—	—	—	—	9,209	9,209
Exercise of share options and vesting of early exercised options and RSUs, including repayment of related employee loans	56,165,655	—	575	—	—	126	—	—	—	—	701	—	701
Repurchase and retirement of ordinary shares	(27,054,014)	—	(149)	—	—	—	—	—	—	(13,033)	(13,182)	—	(13,182)
Acquisition of additional shares of consolidated subsidiaries	—	—	110	—	—	—	—	—	—	—	110	(450)	(340)
Deemed disposals of partial interest in subsidiaries arising from exercise or vesting of share-based awards	—	—	100	—	—	—	—	—	—	—	100	(58)	42
Redemption of treasury shares granted for Senior Management Share Incentive Scheme	—	—	13	—	—	—	—	—	—	—	13	(13)	—
Capital injection from noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	1,079	1,079
Amortization of compensation cost	—	—	15,610	—	—	—	—	—	—	—	15,610	487	16,097
Tax benefits from share-based awards	—	—	689	—	—	—	—	—	—	—	689	—	689
Issuance of ordinary shares (Note 4(w))	26,324,689	—	14,012	(2,823)	—	—	—	—	—	—	11,189	—	11,189
Amortization of excess value receivable arising from the restructuring of the commercial arrangements with Ant Financial Services (Note 4(b)) and others	—	—	—	—	264	—	—	—	—	—	264	—	264
Exercise of right of subscription by noncontrolling interest for Partner Capital Investment Plan (Note 8(c))	—	—	—	—	—	—	—	—	—	—	—	100	100
Dividend declared by consolidated subsidiaries to noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	(187)	(187)
Appropriation to statutory reserves	—	—	—	—	—	—	836	—	—	(836)	—	—	—

Balance as of March 31, 2017	2,529,364,189	1	164,585	(2,823)	(624)	(63)	4,080	(3,618)	8,703	108,558	278,799	42,330	321,129

The accompanying notes form an integral part of these consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended March 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
				(Note 2(a))
	(in millions)
Cash flows from operating activities:
Net income	24,320	71,289	41,226	5,989
Adjustments to reconcile net income to net cash provided by operating activities:
Revaluation of previously held equity interest	(6,535)	(18,603)	(770)	(112)
Gain on disposals of equity investees	(128)	(3,089)	(536)	(78)
Realized and unrealized gain related to investment securities	(178)	(906)	(5,488)	(797)
Change in fair value of other assets and liabilities	102	84	(759)	(110)
(Gain) Loss on disposals of subsidiaries	(307)	(26,913)	35	5
Depreciation and amortization of property and equipment and land use rights	2,326	3,770	5,284	768
Amortization of intangible assets and licensed copyrights of video content	2,173	3,278	9,008	1,309
Tax benefits from share-based awards	—	(1,120)	(1,369)	(199)
Share-based compensation expense	13,028	16,082	15,995	2,324
Impairment of cost method equity investees and investment securities	419	1,864	2,298	334
Impairment of goodwill and licensed copyrights of video content	175	455	857	124
(Gain) Loss on disposals of property and equipment	(13)	(11)	34	5
Amortization of restructuring reserve (Note 4(b))	166	264	264	38
Share of results of equity investees	1,590	1,730	5,027	730
Deferred income taxes	1,659	1,226	281	41
Allowance for doubtful accounts	861	483	1,680	244
Changes in assets and liabilities, net of effects of acquisitions and disposals:
Escrow receivables	(851)	—	(2,528)	(367)
Prepayments, receivables and other assets	(14,138)	(4,504)	(8,237)	(1,197)
Income tax payable	1,410	1,237	4,698	683
Escrow money payable	837	—	2,528	367
Accrued expenses, accounts payable and other liabilities	10,494	7,757	5,312	772
Merchant deposits	2,490	113	875	127
Deferred revenue and customer advances	1,317	2,350	4,611	670

Net cash provided by operating activities	41,217	56,836	80,326	11,670

Cash flows from investing activities:
(Increase) Decrease in short-term investments, net	(1,113)	4,619	5,761	836
Decrease in restricted cash	1,139	746	452	66
(Increase) Decrease in trading securities, net	(16)	9	1,229	179
Payments for settlement of forward contracts	—	—	(256)	(37)
Acquisitions of available-for-sale and held-to-maturity securities	(11,801)	(15,363)	(4,669)	(679)
Disposals of available-for-sale and held-to-maturity securities	939	2,177	4,354	633
Acquisitions of equity investees	(23,430)	(37,625)	(39,429)	(5,728)
Disposals of equity investees	99	10,021	4,941	718
Acquisitions of:
Land use rights and construction in progress	(2,935)	(5,407)	(5,326)	(774)
Other property and equipment, intangible assets and licensed copyrights of video content	(4,770)	(5,438)	(12,220)	(1,775)
Cash paid for business combinations, net of cash acquired	(10,255)	(1,495)	(33,454)	(4,860)
Deconsolidation and disposal of subsidiaries, net of cash proceeds (Notes 4(b) and (j))	(1,271)	4,890	250	36
Loans to employees, net of repayments	(40)	35	3	—

Net cash used in investing activities	(53,454)	(42,831)	(78,364)	(11,385)

The accompanying notes form an integral part of these consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

	Year ended March 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
				(Note 2(a))
	(in millions)
Cash flows from financing activities:
Issuance of ordinary shares, including repayment of loan and interest receivable on employee loans for the exercise of ordinary shares	61,831	693	14,607	2,122
Repurchase of ordinary shares	(270)	(19,795)	(13,182)	(1,915)
(Repurchase) Subscription of rights for Partner Capital Investment Plan (Note 8(c))	(123)	—	87	13
Payment of dividend on Convertible Preference Shares (Note 21)	(104)	—	—	—
Dividend paid by a consolidated subsidiary to noncontrolling interests	(61)	(3)	(163)	(24)
Capital injection from noncontrolling interest	174	56	1,501	218
Proceeds from deemed disposals of partial interest in subsidiaries, net of related costs	6	—	42	6
Tax benefits from share-based awards	—	725	689	100
Proceeds from secured borrowings relating to micro loans	88,422	—	—	—
Repayment of secured borrowings relating to micro loans	(82,269)	—	—	—
Proceeds from current bank borrowings	25,804	28,208	68,296	9,922
Repayment of current bank borrowings	(24,734)	(26,349)	(67,169)	(9,758)
Proceeds from non-current bank borrowings	19,602	765	28,381	4,123
Repayment of non-current bank borrowings	(49,538)	(146)	(175)	(25)
Proceeds from unsecured senior notes	48,757	—	—	—

Net cash provided by (used in) financing activities	87,497	(15,846)	32,914	4,782

Effect of exchange rate changes on cash and cash equivalents	(112)	466	2,042	296

Increase (Decrease) in cash and cash equivalents	75,148	(1,375)	36,918	5,363
Cash and cash equivalents at beginning of year	33,045	108,193	106,818	15,519

Cash and cash equivalents at end of year	108,193	106,818	143,736	20,882

The accompanying notes form an integral part of these consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

Supplemental disclosures of cash flow information:

Payment of income taxes

       Income tax paid was RMB3,458 million, RMB6,465 million and RMB9,652 million, for the years ended March 31, 2015, 2016 and 2017, respectively.

Payment of interest

       Interest paid was RMB956 million, RMB1,560 million and RMB2,465 million for the years ended March 31, 2015, 2016 and 2017, respectively.

Business combinations

	Year ended March 31,
	2015	2016	2017
	(in millions of RMB)
Cash paid for business combinations	(16,291)	(3,055)	(41,836)
Cash acquired in business combinations	6,036	1,560	8,382

	(10,255)	(1,495)	(33,454)

Restructuring of equity investments

       During the year ended March 31, 2016, RMB6,202 million included in both acquisitions and disposals of equity investees under investing activities were related to the restructuring of certain equity investments, including Cainiao Network (Note 4(x)) and others, to establish new holding companies. The Company withdrew the investments in such underlying equity investees and the proceeds from the withdrawals were reinvested in full in their new holding companies established.

The accompanying notes form an integral part of these consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

1.     Organization and principal activities

  Alibaba Group Holding Limited (the "Company," and where appropriate, the term "Company" also refers to its subsidiaries and consolidated variable interest entities ("VIEs") as a whole), was incorporated in the Cayman Islands on June 28, 1999. The Company is a holding company and conducts its businesses primarily through its subsidiaries and consolidated VIEs. The Company provides the fundamental technology infrastructure and marketing reach to help merchants, brands and other businesses to leverage the power of the Internet to engage with their users and customers in the People's Republic of China (the "PRC" or "China") and internationally. Major shareholders of the Company include SoftBank Group Corp. (formerly known as SoftBank Corp.) ("SoftBank") and Yahoo! Inc. ("Yahoo").

  The Company has four operating and reportable segments, namely core commerce, cloud computing, digital media and entertainment, and innovation initiatives and others. The Company's core commerce segment is comprised of platforms operating in retail and wholesale commerce in China and internationally. Retail commerce in China operated by the Company primarily includes (i) the China mobile commerce destination ("Taobao Marketplace") and (ii) the China third-party platform for brands and retailers ("Tmall") (including Juhuasuan and Tmall Global). Wholesale commerce in China operated by the Company includes the China domestic wholesale marketplace ("1688.com"). International retail commerce operated by the Company includes (i) the global marketplace targeting consumers from around the world to buy directly from manufacturers and distributors in China ("AliExpress") and (ii) the e-commerce platforms in Southeast Asia ("Lazada") (Note 4(g)). International wholesale commerce operated by the Company includes the wholesale marketplace for global trade ("Alibaba.com").

  The Company's cloud computing segment is comprised of Alibaba Cloud Computing, a provider of public cloud services which offers a complete suite of cloud services, including elastic computing, database, storage and content delivery network, large scale computing, security, management and application services, big data analytics and a machine learning platform for customers in different sizes across various industries.

  The Company's digital media and entertainment segment operates businesses through the Company's media properties, primarily including Youku Tudou (Note 4(f)) and UCWeb (Note 4(k)).

  The Company's innovation initiatives and others segment includes businesses such as the YunOS operating system, AutoNavi (Note 4(i)), DingTalk enterprise messaging and others.

  The Company also participates in the logistics and local services sectors through investments in Cainiao Network (Note 4(x)) and Koubei (Note 4(ac)), respectively. In addition, the Company has a profit sharing interest in Ant Financial Services (Note 4(b)), the financial services group that operates Alipay.com Co., Ltd. ("Alipay"), a third-party online payment platform in China. The Company makes available online payment processing services ("Payment Services") on its marketplaces through an arrangement with Alipay.

2.     Summary of significant accounting policies

(a)   Basis of presentation

  The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

  Translations of balances in the consolidated balance sheet, consolidated income statement, consolidated statement of comprehensive income and consolidated statement of cash flows from Renminbi ("RMB") into the United States Dollar ("US$") as of and for the year ended March 31, 2017 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.8832, representing the exchange rate set

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

2.     Summary of significant accounting policies (Continued)

(a)   Basis of presentation (Continued)

  forth in the H.10 statistical release of the Federal Reserve Board on March 31, 2017. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on March 31, 2017, or at any other rate.

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

(c)   Consolidation

  The consolidated financial statements include the financial statements of the Company, its subsidiaries, including the wholly-foreign owned enterprises ("WFOEs"), and VIEs for which the Company is the primary beneficiary. All transactions and balances among the Company, its subsidiaries and consolidated VIEs have been eliminated upon consolidation. The results of subsidiaries and consolidated VIEs acquired or disposed of are recorded in the consolidated income statements from the effective date of acquisition or up to the effective date of disposal, as appropriate.

  A subsidiary is an entity in which (i) the Company directly or indirectly controls more than 50% of the voting power; or (ii) the Company has the power to appoint or remove the majority of the members of the board of directors or to cast a majority of votes at the meeting of the board of directors or to govern the financial and operating policies of the investee pursuant to a statute or under an agreement among the shareholders or equity holders. A VIE is required to be consolidated by the primary beneficiary of the entity if the equity holders in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.

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

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

2.     Summary of significant accounting policies (Continued)

(c)   Consolidation (Continued)

  that irrevocably authorize individuals designated by the Company to exercise the equity owner's rights over these PRC domestic companies.

  Details of the typical VIE structure of the Company's significant consolidated VIEs, primarily domestic companies associated with the operations such as Taobao Marketplace, Tmall (including Juhuasuan and Tmall Global), 1688.com, AliExpress, Alibaba.com and Alibaba Cloud Computing, are set forth below:

  (i)
  Contracts that give the Company effective control of VIEs

    Loan agreements

    Pursuant to the relevant loan agreements, the respective WFOEs have granted interest-free loans to the relevant VIE equity holders, which may only be used for the purpose of capital contributions to the relevant VIEs or as may be otherwise agreed by the WFOEs. The WFOEs may require acceleration of repayment at their absolute discretion. When the VIE equity holders make early repayment of the outstanding amount, the WFOEs or a third party designated by the WFOEs may purchase the equity interests in the VIEs at a price equal to the outstanding amount of the loan, subject to any applicable PRC laws, rules and regulations. The VIE equity holders undertake not to enter into any prohibited transactions in relation to the VIEs, including the transfer of any business, material assets, intellectual property rights or equity interests in the VIEs to any third party.

    Exclusive call option agreements

    The VIE equity holders have granted the WFOEs exclusive call options to purchase their equity interest in the VIEs at an exercise price equal to the higher of (i) the registered capital in the VIEs; and (ii) the minimum price as permitted by applicable PRC laws. Each relevant VIE has further granted the relevant WFOE an exclusive call option to purchase its assets at an exercise price equal to the book value of the assets or the minimum price as permitted by applicable PRC laws, whichever is higher. The WFOEs may nominate another entity or individual to purchase the equity interest or assets, if applicable, under the call options. Each call option is exercisable subject to the condition that applicable PRC laws, rules and regulations do not prohibit completion of the transfer of the equity interest or assets pursuant to the call option. Each WFOE is entitled to all dividends and other distributions declared by the VIE, and the VIE equity holders have agreed to give up their rights to receive any distributions or proceeds from the disposal of their equity interests in the VIE which are in excess of the original registered capital that they contributed to the VIE, and to pay any such distributions or premium to the WFOE. The exclusive call option agreements remain in effect until the equity interest or assets that are the subject of such agreements are transferred to the WFOEs.

    Proxy agreements

    Pursuant to the relevant proxy agreements, each of the VIE equity holders irrevocably authorizes any person designated by the WFOEs to exercise his rights as an equity holder of the VIEs, including the right to attend and vote at equity holders' meetings and appoint directors.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

2.     Summary of significant accounting policies (Continued)

(c)   Consolidation (Continued)

    Equity pledge agreements

    Pursuant to the relevant equity pledge agreements, the relevant VIE equity holders have pledged all of their interests in the equity of the VIEs as a continuing first priority security interest in favor of the corresponding WFOEs to secure the outstanding amounts advanced under the relevant loan agreements described above and to secure the performance of obligations by the VIEs and/or the equity holders under the other structure contracts. Each WFOE is entitled to exercise its right to dispose of the VIE equity holders' pledged interests in the equity of the VIE and has priority in receiving payment by the application of proceeds from the auction or sale of such pledged interests, in the event of any breach or default under the loan agreement or other structure contracts, if applicable. These equity pledge agreements remain in force for the duration of the relevant loan agreement and other structure contracts. These equity pledges have been registered with the relevant office of the Administrations for Industry and Commerce in the PRC.

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

    Other arrangements

    The exclusive call option agreements described above also enable the Company to receive substantially all of the economic benefits from the VIEs by typically entitling the WFOEs to all dividends and other distributions declared by the VIEs and to any distributions or proceeds from the disposal by the VIE equity holders of their equity interests in the VIEs that are in excess of the original registered capital that they contributed to the VIEs.

  Based on these contractual agreements, the Company believes that the PRC domestic companies as described above should be considered as VIEs because the equity holders do not have significant equity at risk nor do they have the characteristics of a controlling financial interest. Given that the Company is the primary beneficiary of these PRC domestic companies, the Company believes that these VIEs should be consolidated based on the structure as described above.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

2.     Summary of significant accounting policies (Continued)

(c)   Consolidation (Continued)

  The following financial information of the consolidated VIEs in the PRC was recorded in the accompanying consolidated financial statements:

	As of March 31,
	2016	2017
	(in millions of RMB)
Cash and cash equivalents and short-term investments	3,978	7,586
Investment in equity investees and securities	11,605	17,371
Accounts receivable, net of allowance	681	3,301
Amounts due from non-VIE subsidiaries of the Company	511	1,400
Prepayment for licensed copyrights of video content	—	1,469
Property and equipment and intangible assets	1,218	4,738
Others	1,753	2,926
Total assets	19,746	38,791
Amounts due to non-VIE subsidiaries of the Company	12,372	25,317
Accruals for purchase of licensed copyrights of video content	—	2,244
Accrued expenses, account payable and other liabilities	2,624	7,545
Deferred revenue and customer advances	1,806	3,338
Deferred tax liabilities	219	1,481
Total liabilities	17,021	39,925

	Year ended March 31,
	2015	2016	2017
	(in millions of RMB)
Revenue (i)	10,457	8,558	24,712
Net income (loss) (i)	659	35	(4,688)
Net cash (used in) provided by operating activities	(7,343)	1,224	3,220
Net cash used in investing activities	(5,502)	(7,160)	(2,557)
Net cash provided by financing activities	13,018	6,494	2,688
  (i)
  Revenue and net income (loss) earned and incurred by the consolidated VIEs are primarily from mobile media and entertainment services, cloud computing services as well as the businesses of providing display marketing on the Company's retail marketplaces and others.

  The consolidated VIEs did not have any material related party transactions except for those transacted with non-VIE subsidiaries of the Company which were eliminated in these consolidated financial statements. Such related party transactions are disclosed in Note 22 or elsewhere in these consolidated financial statements.

  Under the contractual arrangements with the consolidated VIEs, the Company has the power to direct activities of the consolidated VIEs and can have assets transferred out of the consolidated VIEs under its control. Therefore, the Company considers that there is no asset in any of the consolidated VIEs that can be used only to settle obligations of the consolidated VIEs, except for registered capital and PRC statutory reserves. As all consolidated VIEs are incorporated as limited liability companies under the Company Law of the PRC, creditors of the consolidated VIEs do not have recourse to the general credit of the Company for any of the liabilities of the consolidated VIEs.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

2.     Summary of significant accounting policies (Continued)

(c)   Consolidation (Continued)

  Currently there is no contractual arrangement which requires the Company to provide additional financial support to the consolidated VIEs. However, as the Company conducts its businesses primarily based on the licenses and approvals held by its consolidated VIEs, the Company has provided and will continue to provide financial support to the consolidated VIEs considering the business requirements of the consolidated VIEs, as well as the Company's own business objectives in the future.

  Unrecognized revenue-producing assets held by the consolidated VIEs include certain Internet content provision and other licenses, domain names and trademarks. The Internet content provision and other licenses are required under relevant PRC laws, rules and regulations for the operation of Internet businesses in the PRC, and therefore are integral to the Company's operations. The Internet content provision licenses require that core PRC trademark registrations and domain names are held by the consolidated VIEs that provide the relevant services.

(d)  Business combinations and noncontrolling interests

  The Company accounts for its business combinations using the acquisition method of accounting in accordance with Accounting Standards Codification ("ASC") 805 "Business Combinations." The cost of an acquisition is measured as the aggregate of the acquisition date fair values of the assets transferred and liabilities incurred by the Company to the sellers and equity instruments issued. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets and liabilities acquired or assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total costs of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated income statements. During the measurement period, which can be up to one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the consolidated income statements.

  In a business combination achieved in stages, the Company re-measures the previously held equity interest in the acquiree immediately before obtaining control at its acquisition-date fair value and the re-measurement gain or loss, if any, is recognized in the consolidated income statements.

  When there is a change in ownership interests or a change in contractual arrangements that results in a loss of control of a subsidiary or consolidated VIE, the Company deconsolidates the subsidiary or consolidated VIE from the date control is lost. Any retained noncontrolling investment in the former subsidiary or consolidated VIE is measured at fair value and is included in the calculation of the gain or loss upon deconsolidation of the subsidiary or consolidated VIE.

  For the Company's majority-owned subsidiaries and consolidated VIEs, a noncontrolling interest is recognized to reflect the portion of their equity which is not attributable, directly or indirectly, to the Company. When the noncontrolling interest is contingently redeemable upon the occurrence of a conditional event, which is not solely within the control of the Company, the noncontrolling interest is classified as mezzanine equity. The Company accretes changes in the redemption value over the period from the date that it becomes probable

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

2.     Summary of significant accounting policies (Continued)

(d)  Business combinations and noncontrolling interests (Continued)

  that the mezzanine equity will become redeemable to the earliest redemption date using the effective interest method. Consolidated net income (loss) on the consolidated income statements includes net income (loss) attributable to noncontrolling interests and mezzanine equity holders when applicable. Net income (loss) attributable to mezzanine equity holders is included in net income (loss) attributable to noncontrolling interests on the consolidated income statements, while it is excluded from the consolidated statements of changes in shareholders' equity. During the year ended March 31, 2017, net loss attributable to mezzanine equity holders amounted to RMB1,961 million. The cumulative results of operations attributable to noncontrolling interests, along with adjustments for share-based compensation expense arising from outstanding share-based awards relating to subsidiaries' shares, are also recorded as noncontrolling interests in the Company's consolidated balance sheets. Cash flows related to transactions with noncontrolling interests are presented under financing activities in the consolidated statements of cash flows.

(e)   Segment reporting

  Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker (the "CODM"), which is comprised of certain members of the Company's management team. Historically, the Company had one single operating and reportable segment, namely the provision of online and mobile commerce and related services. Starting from the year ended March 31, 2017, the Company implemented operational changes in how the CODM manages the businesses of the Company to maximize efficiency in allocating resources and assessing performance. Consequently, the Company presents four operating and reportable segments as set out in Notes 1 and 26 to reflect the change.

(f)   Foreign currency translation

  The functional currency of the Company is US$ and reporting currency of the Company is RMB. The Company's subsidiaries and consolidated VIEs with operations in the PRC, Hong Kong, the United States and other jurisdictions generally use their respective local currencies as their functional currencies. The financial statements of the Company's subsidiaries and consolidated VIEs, other than the subsidiaries and consolidated VIEs with the functional currency of RMB, are translated into RMB using the exchange rate as of the balance sheet date for assets and liabilities and the average daily exchange rate for each month for income and expense items. Translation gains and losses are recorded in accumulated other comprehensive income or loss as a component of shareholders' equity.

  In the financial statements of the Company's subsidiaries and consolidated VIEs, transactions in currencies other than the functional currency are measured and recorded in the functional currency using the exchange rate in effect at the date of the transaction. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the functional currency are translated into the functional currency using the exchange rate at the balance sheet date. All gains and losses arising from foreign currency transactions are recorded in the consolidated income statements during the year in which they occur.

(g)   Revenue recognition

  Revenue is principally comprised of online marketing services revenue, commissions on transactions, membership and storefront fees and cloud computing services revenue. Revenue represents the fair value of the consideration received or receivable for the provision of services in the ordinary course of the Company's

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

2.     Summary of significant accounting policies (Continued)

(g)   Revenue recognition (Continued)

  activities and is recorded net of value-added tax ("VAT"). Consistent with the criteria of ASC 605 "Revenue Recognition" ("ASC 605"), the Company recognizes revenue when the following four revenue recognition criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been provided, (iii) the selling price is fixed or determinable, and (iv) collectability is reasonably assured.

  Revenue arrangements with multiple deliverables are divided into separate units of accounting. The arrangement consideration is allocated at the inception of the arrangement to each element based on their relative fair values for revenue recognition purposes. The consideration is allocated to each element using vendor-specific objective evidence or third-party evidence of the standalone selling price for each deliverable, or if neither type of evidence is available, using management's best estimate of selling price. Revenue arrangements with multiple deliverables primarily relate to the sale of membership packages and online marketing services on wholesale marketplaces and Youku Tudou's platforms, which are not significant to the Company's total revenue.

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

  When services are exchanged or swapped for other services, the exchange is regarded as a revenue-generating transaction. The amount of revenue recognized for barter transactions was not material for each of the periods presented.

  Revenue recognition policies for each type of service are analyzed as follows:

  Online marketing services revenue

  The Company receives service fees from merchants on the retail and wholesale marketplaces for pay for performance ("P4P") marketing services, display marketing, placement services and Taobaoke program on the Company's marketplaces and certain third party marketing affiliates' websites. In addition, the Company receives services fees from marketers for P4P marketing services and display marketing on UCWeb mobile media. Furthermore, the Company receives service fees from marketers for display marketing on Youku Tudou's platforms.

  P4P marketing services allow merchants and marketers to bid for keywords that match product or service listings appearing in search or browser results on the Company's marketplaces and UCWeb mobile media. In general, merchants and marketers prepay for P4P marketing services and the related revenue is recognized when a user clicks their product or service listings. The positioning of such listings and the price for such positioning are determined through an online auction system, which facilitates price discovery through a market-based mechanism.

  Display marketing allows merchants and marketers to place advertisements in particular areas of a web page of the Company's marketplaces and UCWeb mobile media, at fixed prices or prices established by a real-time bidding system, in particular formats and over particular periods of time. In general, merchants and marketers

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

2.     Summary of significant accounting policies (Continued)

(g)   Revenue recognition (Continued)

  need to prepay for display marketing and revenue is recognized ratably over the period in which the advertisement is displayed or when an advertisement appears on pages clicked or viewed by users.

  Display marketing also allows marketers to place advertisements on Youku Tudou's platforms in different formats, including video, banners, links, logos, and buttons. Advertising contracts are signed to establish the fixed price and advertising services to be provided. Revenue is recognized ratably over the performance period.

  In delivery of these online marketing services, the Company, through the third-party marketing affiliate program, also places the P4P marketing services content of the participating merchants on third-party websites in the forms of picture or text links through contextual relevance technology to match merchants' marketing content to the textual content of the third-party website and the users' attributes based on the Company's systems and algorithms. When such links on third-party websites are clicked, users are diverted to a landing page of the Company's marketplaces where listings of the participating merchant as well as similar products or services of other merchants are presented. These other merchants may include those also participating in the online marketing services through the third-party marketing affiliate program or those only purchasing online marketing services on the Company's own marketplaces, as well as, in some cases, those who do not purchase online marketing services at all. Revenue is only recognized when such users further click on the P4P marketing content on such landing pages. In limited cases, the Company may embed a search box for one of its marketplaces on such third-party websites, and when a keyword is input into the search box, the user will be diverted to the Company's website where search results are presented and revenue can be generated through a similar mechanism. For third-party marketing affiliates with whom the Company has an arrangement to share such revenue, traffic acquisition cost is also recognized at the same time if the P4P marketing content on the landing page clicked by the users is from merchants participating in the third-party marketing affiliate program. The Company places display marketing content on third-party websites in a similar manner. A substantial portion of online marketing services revenue generated through the third-party marketing affiliate program represented P4P marketing services revenue for each of the years presented. P4P marketing services revenue as well as display marketing revenue generated on the Company's marketplaces or through the third-party marketing affiliate program are recorded on a gross basis principally because the Company is the primary obligor to the merchants in the arrangements.

  The Company receives placement services fees from merchants on promotional slots for a specified period on the Company's Juhuasuan marketplace and recognizes those fees as revenue when the underlying promotional services are provided.

  In addition, the Company offers the Taobaoke program which generates commissions from merchants for transactions completed and settled by consumers sourced from certain third party marketing affiliates' websites. The Company's portion of commission revenue generated through third party marketing affiliates' websites is recognized at the time when the underlying transaction is completed and is recorded on a net basis principally because the Company is not the primary obligor as it does not have latitude in establishing prices or does not have inventory risk. In certain occasions where the Company is obligated to pay for website inventory costs in fixed amounts to third-party marketing affiliates regardless of whether commission revenue is generated from these marketing affiliates or where the Company is the primary obligor of the arrangement, such commission revenue is recorded on a gross basis.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

2.     Summary of significant accounting policies (Continued)

(g)   Revenue recognition (Continued)

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

  Membership and storefront fees

  The Company earns membership revenue from wholesale sellers in respect of the sale of membership packages and subscriptions which allow them to host premium storefronts on the Company's wholesale marketplaces, and from customers in respect of the sale of membership packages which allow them to access premium content on Youku Tudou's paid content platforms. The Company also earns revenue from merchants who subscribe to Wangpu, the Company's storefront software that includes a suite of tools that assist merchants in upgrading, decorating and managing their storefronts on retail marketplaces. These service fees are paid in advance for a specific contracted service period. All these fees are initially deferred when received and revenue is recognized ratably over the term of the respective service contracts as the services are provided.

  Cloud computing

  The Company earns cloud computing revenue from the provision of services such as elastic computing, database, storage and content delivery network, large scale computing, security, management and application services, big data analytics and a machine learning platform, as well as from web-hosting and domain name registration. Revenue is recognized at the time when the services are provided or ratably over the term of the service contracts as appropriate.

  Interest and other income

  Interest income on micro loans is recognized as other revenue using the effective interest method which is reviewed and adjusted periodically based on changes in estimated cash flows. The Company disposed of certain equity interests and assets primarily relating to the micro loan business and related services and ceased to generate interest income on micro loans upon the completion of the restructuring of Payment Services during the year ended March 31, 2015 (Note 4(b)). Other interest income is recognized on a time-proportion basis using the effective interest method, and is classified as interest and investment income, net in the consolidated income statements. Other than the above, receipts of fees in respect of all other incidental services provided by the Company, including mobile value-added services, are recognized when services are delivered and the amounts relating to such incidental services are not material to the Company's total revenue.

(h)  Cost of revenue

  Cost of revenue consists primarily of staff costs and share-based compensation expense, content costs and expenses, payment processing fees associated with the operation of the Company's websites, such as bandwidth and co-location fees, depreciation and maintenance costs for computers, servers, call centers and other

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

2.     Summary of significant accounting policies (Continued)

(h)  Cost of revenue (Continued)

  equipment, traffic acquisition costs, logistics costs and other related incidental expenses that are directly attributable to the Company's principal operations.

(i)   Product development expenses

  Product development expenses consist primarily of staff costs and share-based compensation expense and other related incidental expenses that are directly attributable to the development, maintenance and enhancement of the infrastructure, applications, operating systems, software, database and network for the Company's marketplaces, mobile products, transaction and service platforms as well as entertainment distribution platforms. In addition, royalty fees accrued and paid to Yahoo up to the closing of the Company's initial public offering in September 2014 were recorded as part of product development expenses (Note 22).

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

(j)   Sales and marketing expenses

  Sales and marketing expenses consist primarily of online and offline advertising expenses, promotion expenses, sales commissions, staff costs and share-based compensation expense and other related incidental expenses that are incurred directly to attract or retain consumers and merchants for the Company's marketplaces, mobile products, transaction and service platforms as well as entertainment distribution platforms.

  The Company expenses the costs of producing advertisements at the time production occurs, and expenses the costs of delivering advertisements in the period in which the advertising space or airtime is used. Advertising and promotional expenses totaled RMB4,090 million, RMB5,524 million and RMB8,799 million during the years ended March 31, 2015, 2016 and 2017, respectively.

(k)   Share-based compensation

  Share-based awards granted to the Company's employees are measured at fair value on grant date and share-based compensation expense is recognized (i) immediately at the grant date if no vesting conditions are required, or (ii) using the accelerated attribution method, net of estimated forfeitures, over the requisite service period. The fair value of share options is determined using the Black-Scholes valuation model and the fair value of restricted shares and restricted share units ("RSUs") is determined with reference to the fair value of the underlying shares. Share-based awards granted to non-employees are initially measured at fair value on the grant date and re-measured at each reporting date through the vesting date. Such value is recognized as expense over the respective service period, net of estimated forfeitures. Share-based compensation expense, when recognized, is charged to the consolidated income statements with the corresponding entry to additional paid-in capital, liability or noncontrolling interests as disclosed in Note 2(d).

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

2.     Summary of significant accounting policies (Continued)

(k)   Share-based compensation (Continued)

  At each date of measurement, the Company reviews internal and external sources of information to assist in the estimation of various attributes to determine the fair value of the share-based awards granted by the Company, including the fair value of the underlying shares, expected life, expected volatility and expected forfeiture rates. As the Company was a private company prior to its initial public offering (Note 4(a)), the sources utilized to determine those attributes at the date of measurement were subjective in nature and required the Company to use judgment in applying such information to the share valuation models. The Company was required to consider many factors and made certain assumptions during this assessment. If any of the assumptions used to determine the fair value of the share-based awards changes significantly, share-based compensation expense may differ materially in the future from that recorded in the current reporting period.

(l)   Other employee benefits

  The Company's subsidiaries and consolidated VIEs in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain retirement, medical and other welfare benefits are provided to employees. The relevant labor regulations require the Company's subsidiaries and consolidated VIEs in the PRC to pay the local labor and social welfare authorities monthly contributions at a stated contribution rate based on the monthly basic compensation of qualified employees. The relevant local labor and social welfare authorities are responsible for meeting all retirement benefits obligations and the Company's subsidiaries and consolidated VIEs in the PRC have no further commitments beyond their monthly contributions. The contributions to the plan are expensed as incurred. During the years ended March 31, 2015, 2016 and 2017, contributions to such plan amounting to RMB1,601 million, RMB2,094 million and RMB2,710 million, respectively, were charged to the consolidated income statements.

  The Company also makes payments to other defined contribution plans for the benefit of employees employed by subsidiaries outside of the PRC. Amounts contributed during the years ended March 31, 2015, 2016 and 2017 were insignificant.

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

  The Company adopts ASC 740 "Income Taxes" which prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

2.     Summary of significant accounting policies (Continued)

(m) Income taxes (Continued)

  provides guidance on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures. The Company did not have significant unrecognized uncertain tax positions or any unrecognized liabilities, interest or penalties associated with unrecognized tax benefit as of and for the years ended March 31, 2015, 2016 and 2017.

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

(o)   Leases

  Leases are classified as either capital or operating leases. Leases that transfer substantially all the benefits and risks incidental to the ownership of assets are accounted for as capital leases as if there was an acquisition of an asset and incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases wherein rental payments are recognized in the consolidated income statements on a straight-line basis over the lease terms. The Company had no significant capital leases for the years ended March 31, 2015, 2016 and 2017.

(p)  Cash and cash equivalents

  The Company considers all highly liquid investments with an original maturity of three months or less, when purchased, to be cash equivalents. Cash and cash equivalents of the Company primarily represent bank deposits, fixed deposits with maturities less than three months and investments in money market funds. As of March 31, 2016 and 2017, the Company had certain amounts of cash held in accounts managed by Alipay in connection with the provision of online and mobile commerce and related services for a total amount of RMB786 million and RMB991 million, respectively, which have been classified as cash and cash equivalents on the consolidated balance sheets.

(q)  Short-term investments

  Short-term investments consist primarily of investments in fixed deposits with maturities between three months and one year and investments in money market funds or other investments whereby the Company has the intention to redeem within one year. As of March 31, 2016 and 2017, the fixed deposits that were recorded as short-term investments amounted to RMB97 million and RMB1,075 million, respectively. As of the same dates, the Company had certain amounts of short-term investments held in accounts managed by Alipay for a total amount of RMB2,564 million and RMB982 million, respectively.

(r)   VAT receivables

  VAT receivables mainly represent the advance settlement of relevant VAT refund amounts provided by OneTouch (Note 4(l)) to its customers prior to receiving such VAT refund from tax authorities. Such amounts

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

2.     Summary of significant accounting policies (Continued)

(r)   VAT receivables (Continued)

  are recorded at the claimed refund amount less allowance for doubtful accounts relating to VAT receivables, and include accrued interest receivable as of the balance sheet date. Allowance for doubtful accounts relating to VAT receivables represent the Company's best estimate of the losses inherent in the outstanding portfolio of VAT receivables. The collection periods related to the VAT receivables generally range from three to six months. Judgment is required to determine the allowance amounts and whether such amounts are adequate to cover potential bad debts, and periodic reviews are performed to ensure such amounts continue to reflect the best estimate of the losses inherent in the outstanding portfolio of debts. For the years ended March 31, 2015, 2016 and 2017, allowance for doubtful accounts relating to VAT receivables amounting to nil, RMB474 million and RMB1,321 million were recorded in cost of revenue in the consolidated income statements, respectively. The allowance for doubtful accounts for VAT receivables were recorded within the Company's core commerce segment. For the years ended March 31, 2015, 2016 and 2017, the charge-offs and recoveries in relation to the allowance for doubtful accounts relating to VAT receivables were insignificant.

(s)   Investment securities

  The classification of investment securities is based on the Company's intent, which is re-evaluated periodically, with respect to those securities. Investment securities classified as trading securities, comprising of listed equity securities and financial derivatives such as warrants and equity swaps used as market access products to invest in listed equity securities in the PRC, are carried at fair value with realized or unrealized gains and losses recorded in the consolidated income statements. The securities that the Company has positive intent and ability to hold to maturity are classified as held-to-maturity securities and stated at amortized cost. The maturities of the held-to-maturity securities held by the Company generally range from one to ten years. Other investment securities classified as available-for-sale are carried at fair value with unrealized gains and losses recorded in accumulated other comprehensive income (loss) as a component of shareholders' equity. Realized gains and losses and provision for decline in value judged to be other-than-temporary, if any, are recognized in the consolidated income statements. In computing realized gains and losses on available-for-sale securities, the Company determines cost based on amounts paid, including direct costs such as commissions to acquire the security, using the average cost method. Other than the above, the Company has elected the fair value option for certain investments including convertible and exchangeable bonds subscribed. Such fair value option permits the irrevocable fair value option election on an instrument-by-instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. The investments accounted for under the fair value option are carried at fair value with realized or unrealized gains and losses recorded in the consolidated income statements.

  Interest income from investment securities is recognized using the effective interest method which is reviewed and adjusted periodically based on changes in estimated cash flows. Dividend income is recognized when the right to receive the payment is established.

(t)   Investment in equity investees

  Equity investments represent the Company's investments in privately held companies and listed securities. The Company applies the equity method to account for an equity investment in common stock or in-substance common stock, according to ASC 323 "Investment — Equity Method and Joint Ventures," over which it has significant influence but does not own a majority equity interest or otherwise control.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

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

(u)  Property and equipment

  Property and equipment are stated at cost less accumulated depreciation and amortization and any provision required for impairment in value. Depreciation and amortization are computed using the straight-line method with no residual value based on the estimated useful lives of the various classes of assets, which range as follows:

Computer equipment and software	3 – 5 years
Furniture, office and transportation equipment	3 – 5 years
Buildings	20 – 50 years
Leasehold improvements	shorter of remaining lease period or estimated useful life

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

(v)   Land use rights

  Land use rights represent lease prepayments to the local government authorities. Land use rights are carried at cost less accumulated amortization and impairment losses. Amortization is provided to write off the cost of lease prepayments on a straight-line basis over the period of the right which is 40 – 70 years.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

2.     Summary of significant accounting policies (Continued)

(w)  Intangible assets other than licensed copyrights of video content

  Intangible assets acquired through business acquisitions are recognized as assets separate from goodwill if they satisfy either the "contractual-legal" or "separability" criterion. Purchased intangible assets and intangible assets arising from the acquisitions of subsidiaries and consolidated VIEs are recognized and measured at fair value upon acquisition. Separately identifiable intangible assets that have determinable lives continue to be amortized over their estimated useful lives using the straight-line method as follows:

User base and customer relationships	1 – 6 years
Trade names, trademarks and domain names	3 – 20 years
Developed technology and patents	2 – 5 years
Non-compete agreements	over the contracted term from 2 – 6 years

(x)   Licensed copyrights of video content

  Licensed copyrights related to titles to movies, television series, variety shows, animations and other video content acquired from external parties are carried at the lower of unamortized cost or net realizable value. The terms of the licenses for professionally produced content vary depending on the type of content and producers, but the terms for movies and television serial dramas typically range from six months to ten years. Licensed copyrights of video content are presented on the consolidated balance sheets as current assets under prepayments, receivables and other assets and non-current assets under intangible assets, net, based on estimated time of usage. Licensed copyrights of video content are generally amortized using an accelerated method based on historical viewership consumption patterns. Estimates of the consumption patterns for licensed copyrights of video content are reviewed periodically and revised, if necessary. Amortization expenses in connection with the licensed copyrights of video content of RMB84 million, RMB347 million and RMB3,886 million were recorded in cost of revenue in the consolidated income statements for the years ended March 31, 2015, 2016 and 2017, respectively. The amortization expenses for the licensed copyrights of video content were recorded within the Company's digital media and entertainment segment.

  On a periodic basis, the Company evaluates the program usefulness of its licensed copyrights of video content pursuant to the guidance in ASC 920 "Entertainment — Broadcasters" which provides that such rights be reported at the lower of unamortized cost or estimated net realizable value. When there is a change in the expected usage of licensed copyrights of video content, the Company estimates net realizable value of licensed copyrights of video content to determine if any impairment exists. The net realizable value of licensed copyrights of video content is determined by estimating the expected cash flows from advertising, less any direct costs, over the remaining useful lives of such licensed copyrights. The Company estimates advertising cash flows for each category of content separately. Estimates that impact advertising cash flows include anticipated levels of demand for the Company's advertising services and the expected selling prices of the Company's advertisements on the entertainment distribution platforms. Impairment charges in connection with the licensed copyrights of video content of nil, nil and RMB857 million were recorded in cost of revenue in the consolidated income statements for the years ended March 31, 2015, 2016 and 2017, respectively. The impairment charges for the licensed copyrights of video content were recorded within the Company's digital media and entertainment segment.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

2.     Summary of significant accounting policies (Continued)

(y)   Goodwill

  Goodwill represents the excess of the purchase consideration over the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed from the acquired entity as a result of the Company's acquisitions of interests in its subsidiaries and consolidated VIEs. Goodwill is not amortized but is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that it might be impaired. The Company first assesses qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. In the qualitative assessment, the Company considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. Based on the qualitative assessment, if it is more likely than not that the fair value of each reporting unit is less than the carrying amount, the quantitative impairment test is performed.

  In performing the two-step quantitative impairment test, the first step compares the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit's goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for the purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, allocation of assets, liabilities and goodwill to reporting units, and determination of the fair value of each reporting unit.

(z)   Impairment of long-lived assets other than goodwill and licensed copyrights of video content

  The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. No impairment of long-lived assets other than investment in equity investees and investment securities was recognized for the years ended March 31, 2015, 2016 and 2017.

(aa) Derivatives and hedging

  In accordance with ASC 815 "Derivatives and Hedging," all contracts that meet the definition of a derivative should be recognized on the consolidated balance sheets as either assets or liabilities and recorded at fair value. Changes in the fair value of derivatives are either recognized periodically in the consolidated income statements or in other comprehensive income depending on the use of the derivatives and whether they qualify for hedge accounting and are so designated as cash flow hedges, fair value hedges or net investment hedges.

  To qualify for hedge accounting, the hedge relationship is designated and formally documented at inception, detailing the particular risk management objective and strategy for the hedge (which includes the item and

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

2.     Summary of significant accounting policies (Continued)

(aa) Derivatives and hedging (Continued)

  risk that is being hedged), the derivative that is being used and how hedge effectiveness is being assessed. A derivative has to be effective in accomplishing the objective of offsetting either changes in fair value or cash flows for the risk being hedged. The effectiveness of the hedging relationship is evaluated on a prospective and retrospective basis using qualitative and quantitative measures of correlation. Qualitative methods may include comparison of critical terms of the derivative to those of the hedged item. Quantitative methods include a comparison of the changes in the fair value or discounted cash flow of the hedging instrument to that of the hedged item. A hedging relationship is considered effective if the results of the hedging instrument are within a ratio of 80% to 125% of the results of the hedged item.

  Interest rate swaps

  Interest rate swaps designated as hedging instruments to hedge against the cash flows attributable to recognized assets or liabilities or forecasted payments may qualify as cash flow hedges. The Company entered into interest rate swap contracts to swap floating interest payments related to certain borrowings for fixed interest payments to hedge the interest rate risk associated with certain forecasted payments and obligations. The effective portion of changes in the fair value of interest rate swaps that are designated and qualify as cash flow hedges is recognized in accumulated other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in interest and investment income, net in the consolidated income statements. Amounts in accumulated other comprehensive income shall be reclassified into earnings in the same period during which the hedged forecasted transaction affects earnings.

  A loss of RMB43 million, nil and nil was recognized in interest and investment income, net in the consolidated income statements for the years ended March 31, 2015, 2016 and 2017, respectively. The loss recognized for the year ended March 31, 2015 was related to the ineffective portion of the changes in fair value of the interest rate swaps that were designated and qualified as cash flow hedges. Upon the termination of interest rate swap contracts, the hedging instruments were derecognized from the consolidated balance sheets and accumulated other comprehensive income, and a loss of RMB59 million, nil and nil was recognized in interest and investment income, net in the consolidated income statement for the years ended March 31, 2015, 2016 and 2017, respectively.

  Forward exchange contracts

  Forward exchange contracts designated as hedging instruments to hedge against the future changes in currency exposure of net investments in foreign operations may qualify as net investment hedges. During the years ended March 31, 2016 and 2017, the Company entered into forward exchange contracts to hedge the foreign currency risk associated with investments in net assets of certain subsidiaries with operations in the PRC of which the functional currency is RMB. The effective portion of the changes in fair value of the forward exchange contracts that are designated and qualify as net investment hedges is recognized in accumulated other comprehensive income to offset the cumulative translation adjustments related to those subsidiaries. The gain or loss relating to the ineffective portion, which is measured based on changes in forward exchange rates, is recognized immediately in other income, net in the consolidated income statements. Amounts accumulated are removed from accumulated other comprehensive income and recognized in the consolidated income statements upon disposal of those subsidiaries. Once the hedge becomes ineffective, hedge accounting is discontinued prospectively.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

2.     Summary of significant accounting policies (Continued)

(aa) Derivatives and hedging (Continued)

  As of March 31, 2016 and 2017, forward exchange contracts with fair value of US$40 million (RMB257 million) and US$3 million (RMB20 million) were designated as hedging instruments and qualified as net investment hedges, respectively. During the years ended March 31, 2016 and 2017, the Company recognized a loss of US$46 million (RMB298 million) and US$5 million (RMB35 million) in other income, net in the consolidated income statements, respectively, which was the aggregate of (i) the changes in fair value of the forward exchange contracts not qualified for hedge accounting and (ii) the ineffective portion of the changes in fair value of the forward exchange contracts that are designated and qualify as net investment hedges.

  Changes in the fair value of the derivatives not qualified for hedge accounting are reported in the consolidated income statements. The estimated fair value of the derivatives is determined based on relevant market information. These estimates are calculated with reference to the market rates using industry standard valuation techniques.

(ab) Bank borrowing and unsecured senior notes

  Bank borrowings and unsecured senior notes are recognized initially at fair value, net of upfront fees, debt discounts or premiums and other incidental fees. Upfront fees, debt discount or premium and other incidental fees are recorded as a reduction of the proceeds received and the related accretion is recorded as interest expense in the consolidated income statements over the estimated term of the facilities using the effective interest method. In the year ended March 31, 2017, the Company adopted Accounting Standards Update ("ASU") 2015-03, "Simplifying the Presentation of Debt Issuance Costs," which was issued by the Financial Accounting Standards Board ("FASB"). ASU 2015-03 requires debt issuance costs relating to a recognized debt liability to be presented in the consolidated balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. Before the adoption of ASU 2015-03, debt issuance costs incurred which were directly attributable to debt issuance were capitalized and amortized over the estimated term of the facilities using the effective interest method.

  As a result of the adoption of ASU 2015-03, the Company revised the presentation to report certain debt issuance costs recorded under prepayments, receivables and other assets as a deduction to unsecured senior notes on the consolidated balance sheets. The consolidated balance sheet as of March 31, 2016 was retrospectively adjusted, which resulted in reductions to current prepayments, receivables and other assets of RMB35 million, non-current prepayments, receivables and other assets of RMB170 million and non-current unsecured senior notes of RMB205 million. These reclassifications had no effect on the reported results of operations, net assets and the consolidated statements of cash flows.

(ac) Merchant deposits

  The Company collects deposits representing an annual upfront service fee from merchants on Tmall and AliExpress before the beginning of each calendar year. These deposits are initially recorded as a liability by the Company. Such deposits are refundable to a merchant depending on the level of sales volume that is generated by that merchant on Tmall and AliExpress during the period. If the transaction volume target is not met at the end of each calendar year, the relevant deposits will become non-refundable and such portion of the deposits is recognized as revenue in the consolidated income statements.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

2.     Summary of significant accounting policies (Continued)

(ad) Deferred revenue and customer advances

  Deferred revenue and customer advances represent service fees received from customers that relate to services to be provided in the future. Deferred revenue, mainly relating to membership, storefront fees and cloud computing service revenue, is stated at the amount of service fees received less the amount previously recognized as revenue upon the provision of the respective services over the terms of the respective service contracts.

(ae) Commitments and contingencies

  In the normal course of business, the Company is subject to contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters. Liabilities for such contingencies are recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated.

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

(af) Treasury shares

  The Company accounts for treasury shares using the cost method. Under this method, the cost incurred to purchase the shares is recorded in the treasury shares account on the consolidated balance sheets. At retirement, the ordinary shares account is charged only for the aggregate par value of the shares. The excess of the acquisition cost of treasury shares over the aggregate par value is allocated between additional paid-in capital (up to the amount credited to the additional paid-in capital upon original issuance of the shares) and retained earnings. The treasury shares account includes 24,393,569 and 20,789,596 ordinary shares issued at par to wholly-owned subsidiaries of the Company for the purpose of certain equity investment plans for management as of March 31, 2016 and 2017, respectively.

  The Company applies the treasury stock method for the accounting of the reciprocal relationship in which an equity method investee holds ordinary shares of the Company (Note 4(w)). The treasury shares account includes nil and 5,262,306 ordinary shares representing the Company's share of an equity method investee's investment in the Company as of March 31, 2016 and 2017, respectively.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

2.     Summary of significant accounting policies (Continued)

(ag) Subscription receivables

  The Company made available loans to certain employees of the Company and its related companies in order to finance their exercise of share options and subscription for ordinary shares of the Company (Note 12). The participants of all such loans have pledged the ownership of their ordinary shares or restricted shares as security for these loans. The Company also had arrangements with its related companies such that the Company will receive cash reimbursements from its related companies upon the vesting of options and RSUs underlying the Company's ordinary shares granted to their employees. For accounting purposes, loans and reimbursements outstanding with respect to the exercise of vested options and share subscription are recorded as subscription receivables in equity. Further, unvested options that were exercised are recorded as other current liabilities and they are transferred to equity upon vesting.

(ah) Statutory reserves

  In accordance with the relevant regulations and their articles of association, subsidiaries of the Company incorporated in the PRC are required to allocate at least 10% of their after-tax profit determined based on the PRC accounting standards and regulations to the general reserve until such reserve has reached 50% of the relevant subsidiary's registered capital. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the respective board of directors of the subsidiaries. These reserves can only be used for specific purposes and are not transferable to the Company in the form of loans, advances or cash dividends. During the years ended March 31, 2015, 2016 and 2017, appropriations to the general reserve amounted to RMB267 million, RMB529 million and RMB836 million, respectively. No appropriations to the enterprise expansion fund and staff welfare and bonus fund have been made by the Company.

(ai)  Reclassification of comparative figures

  Other than the reclassification of comparative figures relating to the adoption of ASU 2015-03 as discussed in Note 2(ab), the Company has reclassified certain comparative figures, including revenue and goodwill information within Notes 5 and 16, to conform to the way that the Company's CODM internally manages and monitors segment performance during the year ended March 31, 2017.

3.     Recent accounting pronouncements

  In May 2014, the FASB issued ASU 2014-09, "Revenue from Contracts with Customers (Topic 606)" and issued subsequent amendments to the initial guidance or implementation guidance between August 2015 and December 2016 within ASU 2015-04, ASU 2016-08, ASU 2016-10, ASU 2016-12 and ASU 2016-20 (collectively, including ASU 2014-09, "ASC 606"). ASC 606 supersedes the revenue recognition requirements in ASC 605 and requires entities to recognize revenue in a way that depicts the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The new guidance is effective retrospectively for the Company for the year ending March 31, 2019 and interim reporting periods during the year ending March 31, 2019, with early application permitted only for the annual reporting period ending March 31, 2018 and interim reporting periods during the year ending March 31, 2018. The new guidance is required to be applied either retrospectively to each prior reporting period presented (the "full retrospective method") or retrospectively with the cumulative effect of initially applying the guidance recognized at the date of initial application (the "modified retrospective method"). The Company is currently evaluating whether it will apply the full retrospective method or the modified retrospective method. The Company is also evaluating the existing

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

3.     Recent accounting pronouncements (Continued)

  revenue recognition policies and currently the Company believes that the identification of performance obligations may have an impact on the timing and measurement of certain fees paid by merchants under ASC 606.

  In November 2015, the FASB issued ASU 2015-17, "Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes," which simplifies the presentation of deferred income taxes by requiring deferred tax assets and liabilities be classified as non-current on the consolidated balance sheet. The new guidance is effective for the Company for the year ending March 31, 2018 and interim reporting periods during the year ending March 31, 2018. Early adoption is permitted. The new guidance may be applied either prospectively to all deferred tax assets and liabilities or retrospectively to all periods presented. The Company is evaluating the effects, if any, of the adoption of this revised guidance on the Company's financial position, results of operations or cash flows. At this time, the Company does not expect this accounting standard update to have a material impact on the consolidated financial statements.

  In January 2016, the FASB issued ASU 2016-01, "Financial Instruments — Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities," which amends various aspects of the recognition, measurement, presentation, and disclosure for financial instruments. With respect to the Company's consolidated financial statements, the most significant impact relates to the accounting for equity investments (except for those accounted for under the equity method or those that result in the consolidation of the investee). Under the new guidance, equity investments are required to be measured at fair value with changes in fair value recognized in net income, except for investments that do not have readily determinable fair values. The new guidance also simplifies the impairment assessment and enhances the disclosure requirements of equity investments. The new guidance is effective for the Company for the year ending March 31, 2019 and interim reporting periods during the year ending March 31, 2019. Early adoption is permitted only for certain provisions. The Company is evaluating the effects, if any, of the adoption of this revised guidance on the Company's financial position, results of operations or cash flows.

  In February 2016, the FASB issued ASU 2016-02, "Leases (Topic 842)" to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the consolidated balance sheet and disclosing key information about leasing arrangements. ASU 2016-02 creates a new topic in ASC 842 "Leases" to replace the current topic in ASC 840 "Leases." ASU 2016-02 affects both lessees and lessors, although for the latter the provisions are similar to the current model, but are updated to align with certain changes to the lessee model and also the new revenue recognition provisions contained in ASC 606. The new guidance is effective for the Company for the year ending March 31, 2020 and interim reporting periods during the year ending March 31, 2020. Early adoption is permitted. The Company is evaluating the effects, if any, of the adoption of this revised guidance on the Company's financial position, results of operations or cash flows.

  In March 2016, the FASB issued ASU 2016-07, "Investments — Equity Method and Joint Ventures (Topic 323), Simplifying the Transition to the Equity Method of Accounting," to simplify the accounting for equity method investments, which eliminates the requirement in ASC 323 "Investments — Equity method and Joint Ventures" that an entity retroactively adopts the equity method of accounting if an investment qualifies for use of the equity method as a result of an increase in the level of ownership or degree of influence. The amendments require that the equity method investor adds the cost of acquiring the additional interest in the investee to the current basis of the investor's previously held interest and adopts the equity method of accounting as of the date the investment becomes qualified for equity method accounting. The new guidance is effective for the Company for the year ending March 31, 2018 and interim reporting periods

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

3.     Recent accounting pronouncements (Continued)

  during the year ending March 31, 2018. The Company early adopted this new guidance prospectively in the year ended March 31, 2017.

  In March 2016, the FASB issued ASU 2016-09, "Compensation — Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting," to simplify the accounting for employee share-based payment transactions, including the income tax consequences, classification of excess tax benefits on the statement of cash flows, introduction of accounting policy election on forfeitures, and the change of the threshold of share withholding by the employer for settlement of employees' tax without causing the award to be classified as a liability. The new guidance is effective for the Company for the year ending March 31, 2018 and interim reporting periods during the year ending March 31, 2018. Early adoption is permitted. The Company is evaluating the effects, if any, of the adoption of this revised guidance on the Company's financial position, results of operations or cash flows.

  In June 2016, the FASB issued ASU 2016-13, "Financial Instruments — Credit Losses (Topic 326): Measurement on Credit Losses on Financial Instruments," which introduces new guidance for credit losses on instruments within its scope. The new guidance introduces an approach based on expected losses to estimate credit losses on certain types of financial instruments, including trade and other receivables, held-to-maturity debt securities, loans and net investments in leases. The new guidance also modifies the impairment model for available-for-sale debt securities and requires entities to determine whether all or a portion of the unrealized loss on an available-for-sale debt security is a credit loss. The new guidance also indicates that entities may not use the length of time a security has been in an unrealized loss position as a factor in concluding whether a credit loss exists. The new guidance is effective for the Company for the year ending March 31, 2021 and interim reporting periods during the year ending March 31, 2021. Early adoption is permitted for the Company for the year ending March 31, 2020 and interim reporting periods during the year ending March 31, 2020. The Company is evaluating the effects, if any, of the adoption of this guidance on the Company's financial position, results of operations and cash flows.

  In June 2016, the FASB issued ASU 2016-15, "Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments." The new guidance is intended to reduce diversity in practice in how certain transactions are classified in the statement of cash flows. The new guidance is effective for the Company for the year ending March 31, 2019 and interim reporting periods during the year ending March 31, 2019. Early adoption is permitted. The guidance requires application using a retrospective transition method. The Company is evaluating the effects, if any, of the adoption of this guidance on the Company's consolidated statements of cash flows.

  In October 2016, the FASB issued ASU 2016-16, "Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other than Inventory" which amends the accounting for income taxes. The new guidance requires recognition of income tax consequences of an intra-entity asset transfer, other than transfers of inventory, when the transfer occurs. For intra-entity transfers of inventory, the income tax effects will continue to be deferred until the inventory has been sold to a third party. The new guidance is effective for the Company for the year ending March 31, 2019 and interim reporting periods during the year ending March 31, 2019. Early adoption is permitted. The new guidance is required to be applied on a modified retrospective basis through a cumulative-effect adjustment directly recorded to retained earnings as of the beginning of the period of adoption. The Company is evaluating the effects, if any, of the adoption of this guidance on the Company's financial position, results of operations and cash flows.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

3.     Recent accounting pronouncements (Continued)

  In October 2016, the FASB issued ASU 2016-17, "Consolidation (Topic 810): Interests held through Related Parties That Are Under Common Control" to amend the consolidation guidance on how a reporting entity that is the single decision maker of a VIE should treat indirect interests in the entity held through related parties that are under common control with the reporting entity when determining whether it is the primary beneficiary of that VIE. The new guidance is effective for the Company for the year ending March 31, 2018 and interim reporting periods during the year ending March 31, 2018. Early adoption is permitted. When the new guidance is adopted, it is required to be applied retrospectively for the Company for the year ended March 31, 2017 and interim reporting periods during the year ended March 31, 2017. The Company is evaluating the effects, if any, of the adoption of this guidance on the Company's financial position, results of operations and cash flows.

  In November 2016, the FASB issued ASU 2016-18, "Statement of Cash Flows (Topic 230): Restricted Cash," which requires the amounts generally described as restricted cash and restricted cash equivalents to be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The new guidance is effective for the Company for the year ending March 31, 2019 and interim reporting periods during the year ending March 31, 2019. Early adoption is permitted. The guidance requires application using a retrospective transition method. The Company is evaluating the effects, if any, of the adoption of this guidance on the Company's consolidated statements of cash flows.

  In January 2017, the FASB issued ASU 2017-01, "Business Combinations (Topic 805): Clarifying the Definition of a Business," which clarifies the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The new guidance is effective prospectively for the Company for the year ending March 31, 2019 and interim reporting periods during the year ending March 31, 2019. Early adoption is permitted for transactions for which the transaction date occurs before the issuance date or effective date of this new guidance, only when the transaction has not been reported in the financial statements that have been issued or made available for issuance. The Company is evaluating the effects, if any, of the adoption of this guidance on the Company's financial position, results of operations and cash flows.

  In January 2017, the FASB issued ASU 2017-04, "Intangibles — Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment," which simplifies how an entity is required to test goodwill for impairment by eliminating step two from the goodwill impairment test. Step two of the goodwill impairment measures a goodwill impairment loss by comparing the implied fair value of a reporting unit's goodwill with its carrying amount. The new guidance is effective prospectively for the Company for the year ending March 31, 2021 and interim reporting periods during the year ending March 31, 2021. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Company is evaluating the effects, if any, of the adoption of this guidance on the Company's financial position, results of operations and cash flows.

  In May 2017, the FASB issued ASU 2017-09, "Compensation — Stock Compensation (Topic 718): Scope of Modification Accounting," which provides guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting in ASC 718. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. The new guidance is effective prospectively for the Company for the year ending March 31, 2019 and interim reporting periods during the year ending March 31, 2019. Early adoption is permitted. The Company is evaluating the

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

3.     Recent accounting pronouncements (Continued)

  effects, if any, of the adoption of this guidance on the Company's financial position, results of operations and cash flows.

4.     Significant equity transactions, restructuring transactions, mergers and acquisitions and equity investments

  Equity transactions

(a)   Initial public offering

  On September 24, 2014, the Company completed its initial public offering on the New York Stock Exchange under the symbol of "BABA." The Company offered 123,076,931 American Depositary Shares, or ADS, and other selling shareholders, including Yahoo, among others, offered an aggregate of 197,029,169 ADSs. Each ADS represents one ordinary share and was sold to the public at US$68.00 per ADS. On the same date of the initial public offering, the underwriters exercised in full the option to purchase an additional 26,143,903 ADSs and 21,871,997 ADSs at US$68.00 per ADS from the Company and certain other selling shareholders, respectively. Net proceeds raised by the Company from the initial public offering amounted to US$10.0 billion after deducting underwriting discounts and commissions and other offering expenses.

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

  As part of the restructuring, the loan extended for the funding of paid-in capital of Ant Small and Micro Financial Services Group Co., Ltd. (formerly known as Zhejiang Ant Small and Micro Financial Services Group Co., Ltd.) ("Ant Financial Services") that held the equity interests of Alipay was repaid by the management members in full to the Company. Certain agreements entered into between the Company and Ant Financial Services, such as the loan agreement, the pledge agreement for the same equity interests held by certain management members of the Company, the option agreement to acquire the equity interests in Ant Financial Services when permitted by the PRC laws, among others (the "Agreements"), which allowed the Company to control Ant Financial Services, were also terminated.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

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

  (i)
  Framework Agreement

    Pursuant to the terms of the Framework Agreement, the Company will receive from Ant Financial Services an amount equal to 37.5% of the equity value of Alipay less US$500 million, being the face value of the Promissory Note payable, upon a Liquidity Event as defined in the agreement (the "Liquidity Payment"). Under no circumstances will the amount of the Liquidity Payment plus US$500 million be less than US$2.0 billion or more than US$6.0 billion, subject to certain increases and additional payments if a Liquidity Event does not occur by the sixth anniversary of the agreement. If a Liquidity Event does not occur by the tenth anniversary of this agreement, the Company will have a right to demand Ant Financial Services and Alipay to effect a Liquidity Event as soon as practicable, provided that the equity value or enterprise value of Alipay at such time exceeds US$1.0 billion. If the Liquidity Event is demanded by the Company, the minimum amount of US$2.0 billion described above will not apply to the Liquidity Payment, unless the Liquidity Event is effected by means of a transfer of more than 37.5% of the securities of Alipay. Upon payment of the Liquidity Payment, certain assets and intellectual property related to the operations of Payment Services, which were retained by the Company (the "Retained Business Assets"), will be transferred to Alipay.

    "Liquidity Event" means the earliest to occur of: (a) a qualified initial public offering of Alipay; (b) a transfer of 37.5% or more of the securities of Alipay; or (c) a sale of all or substantially all of the assets of Alipay.

    In addition, the Company received a non-interest bearing promissory note (the "Promissory Note") in the principal amount of US$500 million with a seven-year maturity from APN Ltd. The Promissory Note was secured by a pledge of 50 million ordinary shares of the Company, which were contributed by two directors of the Company to APN Ltd. The Promissory Note formed part of the consideration for the transfer of the Retained Business Assets upon the Liquidity Event and the Promissory Note was payable upon the earlier of the occurrence of the Liquidity Event or December 14, 2018. The Framework Agreement was subsequently amended and pursuant to the terms of the amendment, the Promissory Note was cancelled and the amount of the Liquidity Payment which the Company would be entitled to receive in the event of a Liquidity Event was increased by US$500 million, the principal amount of the cancelled Promissory Note.

  (ii)
  Intellectual Property License and Software Technology Services Agreement

    Under the terms of this agreement, the Company licenses certain intellectual property and provides certain software technology services to Alipay in exchange for a royalty fee and software technology

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

4.     Significant equity transactions, restructuring transactions, mergers and acquisitions and equity investments (Continued)

(b)   Restructuring of Payment Services (Continued)

    services fee in an amount equal to the costs incurred by the Company in providing the software technology services plus 49.9% of the consolidated pre-tax income of Alipay and its subsidiaries, subject to downward adjustments upon certain dilutive equity issuances by Ant Financial Services or Alipay, but in no case below 30%. If Alipay incurs a pre-tax loss, the fee that the Company would charge Alipay would equal the costs incurred by the Company in providing the software technology services. This agreement will terminate at the earlier of (a) the payment of the Liquidity Payment, and (b) such time when termination may be required by applicable regulatory authorities in connection with a qualified initial public offering by Alipay.

  (iii)
  Commercial Agreement

    Under the terms of this agreement, the Company receives payment processing services from Alipay, the fee rate for which is subject to review and approval by the Company's independent committee which is comprised of the director nominated by SoftBank and the independent directors of the Company, on an annual basis (the "Payment Processing Fee"). This agreement has an initial term of fifty years and shall be renewable thereafter. If the commercial agreement is required by applicable regulatory authorities to be modified in certain circumstances, a one-time payment may be payable to the Company by Ant Financial Services as compensation for the impact of such adjustment. Expenses in connection with the Payment Processing Fee of RMB3,853 million, RMB4,898 million and RMB5,487 million were recorded in cost of revenue in the consolidated income statements for the years ended March 31, 2015, 2016 and 2017, respectively (Note 22).

    All closing conditions attached to the Framework Agreement and related supplemental arrangements were fulfilled in December 2011.

  Restructuring of Payment Services in 2014

  The Framework Agreement and related supplemental arrangements were terminated in August 2014 upon the restructuring of the commercial agreements with Payment Services when the Company entered into a share and asset purchase agreement (the "2014 SAPA") with Ant Financial Services, the other parties to the Framework Agreement entered into in 2011, Hangzhou Junhan Equity Investment Partnership ("Junhan") and Hangzhou Junao Equity Investment Partnership, a PRC limited partnership in which the interests are held by certain members of the Alibaba Partnership.

  Pursuant to the 2014 SAPA, the Company sold the micro loan business and related services (the "Transferred Business") to Ant Financial Services for aggregate cash consideration of RMB3,219 million. In addition, the Company entered into software system use and service agreements with Ant Financial Services relating to the know how and related intellectual property that the Company has agreed to sell together with the micro loan business and related services (Note 22). In calendar years 2015 to 2017, the Company received or will receive an annual fee equal to 2.5% of the average daily book balance of the micro loans managed by Ant Financial Services. In calendar years 2018 to 2021, the Company will receive an annual fee equal to the amount paid for the calendar year 2017 (together with the fees received in calendar years 2015 to 2017, the "SME Annual Fee"). The SME Annual Fee of RMB90 million, RMB708 million and RMB847 million were recorded in revenue in the consolidated financial statements for the years ended March 31, 2015, 2016 and 2017, respectively.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

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

  Income in connection with the royalty fee and software technology services fee under the Intellectual Property License and Software Technology Services Agreement and the Profit Share Payments, net of costs incurred by the Company, of RMB1,667 million, RMB1,122 million and RMB2,086 million were recorded in other income, net in the consolidated income statements for the years ended March 31, 2015, 2016 and 2017, respectively (Note 22).

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

  The 2014 SAPA provides for future potential equity issuances to the Company by Ant Financial Services. In the event that Ant Financial Services applies for and receives certain PRC regulatory approvals in the future, Ant Financial Services will issue and the Company will purchase up to 33% of newly issued equity interests in Ant Financial Services, or such lesser equity interest as may be permitted by the regulatory approvals. If the liquidity event payment described above has not become payable upon a Qualified IPO of Ant Financial Services, the Company's right to acquire equity interests up to the full 33% equity interest will continue after such Qualified IPO. However, the maximum equity interest that the Company is entitled to acquire will be reduced in proportion to any dilutive equity issuances by Ant Financial Services in and following such Qualified IPO. If the Company acquires an equity interest in Ant Financial Services pursuant to this arrangement which is below 33%, the liquidity event payment amount and the profit sharing arrangement

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

4.     Significant equity transactions, restructuring transactions, mergers and acquisitions and equity investments (Continued)

(b)   Restructuring of Payment Services (Continued)

  under the amended Alipay IPLA will be proportionately reduced based on the amount of equity interests acquired by the Company.

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

  The terms of the 2014 SAPA, the amended Alipay IPLA and other ancillary agreements took effect immediately upon their execution in August 2014. The transfer of the Transferred Business was completed in February 2015, and a gain on disposal of RMB306 million was recorded in interest and investment income, net in the consolidated income statement for the year ended March 31, 2015. Certain assets and liabilities, such as restricted cash and escrow receivables of RMB3,495 million, loan receivables, net of RMB23,363 million, secured borrowings of RMB15,417 million and escrow money payable of RMB3,495 million were derecognized from the consolidated balance sheet of the Company upon the completion of the transfer of the Transferred Business.

  For accounting purposes, the fair value of the restructured arrangement exceeded the fair value of the pre-existing arrangement with Ant Financial Services by RMB1.3 billion. As Ant Financial Services is controlled by a director and major shareholder of the Company, the excess value provided to the Company in this related party transaction is accounted for as an equity contribution by the shareholder as restructuring reserve in the statement of changes in shareholders' equity. Given the nature of this transaction, the corresponding asset representing the excess value receivable by the Company is accounted for as a deduction from equity and amortized as an expense in the consolidated income statements over the expected term of the restructured arrangement which is estimated to be 5 years. The amortization of the excess value of RMB166 million, RMB264 million and RMB264 million were recorded in the other income, net in the consolidated income statements for the years ended March 31, 2015, 2016 and 2017, respectively. Furthermore, the Company accounts for the Profit Share Payments and the SME Annual Fee in the periods when the services are provided, where such payments are expected to approximate the estimated fair values of the services provided.

  Mergers and acquisitions

(c)   Acquisition of Pony Media Holdings Inc. ("Damai")

  In March 2017, the Company completed an acquisition of all of the issued and outstanding shares of Damai that the Company did not already own for a total cash consideration of US$393 million (RMB2,711 million). Yunfeng, which is comprised of certain investment funds of which the executive chairman of the Company has equity interests in the general partners of such funds, was one of the shareholders of Damai. Prior to this transaction, Damai was an equity investee in which the Company held an approximately 32% equity interest on a fully diluted basis. The investment was accounted for under the cost method. Damai is a leading online ticketing platform for live events such as concerts and theater shows in the PRC.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

4.     Significant equity transactions, restructuring transactions, mergers and acquisitions and equity investments (Continued)

(c)   Acquisition of Pony Media Holdings Inc. ("Damai") (Continued)

  The allocation of the purchase price as of the date of acquisition is summarized as follows:

Amounts
(in millions of RMB)
Net assets acquired	100
Amortizable intangible assets (i)
Trade names, trademarks and domain names	684
Non-compete agreements	271
Developed technology and patents	267
Goodwill	2,693
Deferred tax assets	16
Deferred tax liabilities	(202)

Total	3,829

Amounts
(in millions of RMB)
Total purchase price comprised of:
- cash consideration	2,711
- fair value of previously held equity interests	1,118

Total	3,829

  (i)
  Acquired amortizable intangible assets have estimated amortization periods not exceeding ten years and a weighted-average amortization period of 7.4 years.

  A gain of RMB201 million was recognized in relation to the revaluation of previously held equity interest relating to the step acquisition of Damai in interest and investment income, net in the consolidated income statement for the year ended March 31, 2017. The fair value of the previously held equity interest was determined using an income approach. As Damai is a private company, the fair value of the previously held equity interest is estimated based on significant inputs that market participants would consider, which mainly include revenue growth rate, operating margin, discount rate and other factors that may affect such fair value estimation.

  The rationale for this transaction is to enable the Company to expand its user reach and engagement. The Company believes Damai will form a strategic part of the value chain in the Company's digital media and entertainment business. Goodwill arising from this acquisition was attributable to the synergies expected from the combined operations of Damai and the Company, the assembled workforce and their knowledge and experience in the entertainment industry in the PRC.

(d)  Acquisition of AGTech Holdings Limited ("AGTech")

  In August 2016, an investment vehicle which is 60% owned by the Company and 40% owned by Ant Financial Services, completed an acquisition of newly issued ordinary shares of AGTech for a cash consideration of Hong Kong Dollar ("HK$") 1,675 million (RMB1,436 million), representing an approximately 49% equity interest in AGTech. AGTech is an integrated lottery technology and services company in the PRC that is listed

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

4.     Significant equity transactions, restructuring transactions, mergers and acquisitions and equity investments (Continued)

(d)  Acquisition of AGTech Holdings Limited ("AGTech") (Continued)

  on the Hong Kong Growth Enterprise Market. In addition, the investment vehicle completed the subscription for convertible bonds, which are convertible into ordinary shares of AGTech, for a purchase price of HK$713 million (RMB611 million). A portion of the convertible bonds with a total principal amount of HK$205 million (RMB176 million) were converted into ordinary shares of AGTech upon closing of the acquisition. Consequently, the investment vehicle's equity interest in AGTech increased to approximately 53%. The Company obtained control over AGTech through its control over the investment vehicle and AGTech became a consolidated subsidiary of the Company.

  The allocation of the total purchase price of HK$1,880 million (RMB1,612 million), representing the cost of acquisition for the newly issued ordinary shares and the partial conversion of the convertible bonds by the investment vehicle, as of the date of acquisition is summarized as follows:

Amounts
(in millions of RMB)
Net assets acquired (i)	1,638
Amortizable intangible assets (ii)
Developed technology and patents	414
Trade names, trademarks and domain names	44
Non-compete agreements	38
Others	33
Goodwill	7,782
Deferred tax assets	4
Deferred tax liabilities	(86)
Noncontrolling interests (iii)	(8,255)

Total	1,612

  (i)
  Net assets include the cash consideration of RMB1,612 million.

  (ii)
  Acquired amortizable intangible assets have estimated amortization periods and a weighted-average amortization period of 3.0 years.

  (iii)
  Fair value of the noncontrolling interests is estimated based on the market price of the ordinary shares of AGTech as of the acquisition date.

  The rationale for this transaction is to enable the Company to expand its products and services. The Company believes that AGTech will serve as its vehicle for participating in the online lottery business in the PRC. Goodwill arising from this acquisition was attributable to the synergies expected from the combined operations of AGTech and the Company, the assembled workforce and their knowledge and experience surrounding lottery related businesses in the PRC.

  In March 2017, an additional portion of the convertible bonds with a total principal amount of HK$175 million (RMB155 million) was converted into ordinary shares of AGTech. Accordingly, the investment vehicle's equity interest in AGTech increased to approximately 55%. The conversion was accounted for as a reduction of noncontrolling interest.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

4.     Significant equity transactions, restructuring transactions, mergers and acquisitions and equity investments (Continued)

(e)   Acquisition of South China Morning Post and other media businesses ("SCMP")

  In April 2016, the Company acquired the business of South China Morning Post, the premier English newspaper in Hong Kong. Apart from the flagship South China Morning Post, the Company also acquired the recruitment, outdoor media, events and conferences, education and digital media businesses in the same transaction. The total cash consideration of HK$2,134 million (RMB1,780 million) was paid upon the closing of the transaction. These acquired businesses became wholly-owned by the Company after the completion of the transaction.

  The allocation of the total purchase price as of the date of acquisition is summarized as follows:

Amounts
(in millions of RMB)
Net assets acquired	800
Amortizable intangible assets (i)
Trade names, trademarks and domain names	378
User base and customer relationships	166
Licenses and copyrights	5
Others	10
Goodwill	529
Deferred tax assets	1
Deferred tax liabilities	(109)

Total	1,780

  (i)
  Acquired amortizable intangible assets have estimated amortization periods and a weighted-average amortization period of 3.0 years.

  The rationale for this transaction is to enable the Company to expand its products and services. By combining the heritage and editorial excellence of SCMP with the Company's digital expertise, the Company intended to provide comprehensive and insightful news and analysis of the big stories in Hong Kong and the PRC so as to expand the readership globally through digital distribution and allow easier access to content. Goodwill arising from this acquisition was attributable to the synergies expected from the combined operations of SCMP and the Company, the assembled workforce and their knowledge and experience in the provision and distribution of content to reach global audience.

(f)   Acquisition of Youku Tudou Inc. ("Youku Tudou")

  In May 2014, the Company completed an acquisition of ordinary shares representing an effective equity interest of 16.5% on a fully-diluted basis in Youku Tudou. Youku Tudou, a company that was previously listed on the New York Stock Exchange, is a leading multi-screen entertainment and media company in the PRC. The cash consideration of US$1,090 million (RMB6,723 million) was paid upon the closing of the transaction. The Company made this investment on the same terms together with Yunfeng. The Company appointed one director to the board of Youku Tudou and the investment in Youku Tudou was accounted for under the equity method.

  In April 2016, the Company completed an acquisition of all of the issued and outstanding shares of Youku Tudou that the Company or Yunfeng did not already own, at a purchase price of US$27.60 per ADS.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

4.     Significant equity transactions, restructuring transactions, mergers and acquisitions and equity investments (Continued)

(f)   Acquisition of Youku Tudou Inc. ("Youku Tudou") (Continued)

  Following the completion of the transaction, the Company holds an approximately 98% equity interest in Youku Tudou. As a result, Youku Tudou became a consolidated subsidiary of the Company, with Yunfeng holding an approximately 2% noncontrolling interest. The listing of the ADS of Youku Tudou on the New York Stock Exchange was withdrawn upon the closing of the transaction.

  The total cash consideration of US$4,443 million (RMB28,724 million) was paid upon the closing of the transaction. The allocation of the purchase price as of the date of acquisition is summarized as follows:

Amounts
(in millions of RMB)
Net assets acquired (i)	5,836
Amortizable intangible assets (ii)
Trade names, trademarks and domain names	4,047
User base and customer relationships	284
Developed technology and patents	143
Others	262
Goodwill	26,395
Deferred tax assets	73
Deferred tax liabilities	(1,167)
Noncontrolling interests (iii)	(773)

Total	35,100

Amounts
(in millions of RMB)
Total purchase price comprised of:
- cash consideration	28,724
- fair value of previously held equity interests	6,376

Total	35,100

  (i)
  Net assets acquired primarily include cash and cash equivalents and short-term interest-bearing deposits with total balance of RMB5,857 million and licensed copyrights of video content of RMB703 million as of the date of acquisition.

  (ii)
  Acquired amortizable intangible assets have estimated amortization periods not exceeding 20 years and a weighted-average amortization period of 17.4 years.

  (iii)
  Fair value of the noncontrolling interests is estimated with reference to the purchase price of US$27.60 per ADS in the step acquisition.

  A gain of RMB518 million in relation to the revaluation of the previously held equity interest was recorded in interest and investment income, net in the consolidated income statement for the year ended March 31, 2017. The fair value of the previously held equity interest was estimated with reference to the purchase price of US$27.60 per ADS in the step acquisition.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

4.     Significant equity transactions, restructuring transactions, mergers and acquisitions and equity investments (Continued)

(f)   Acquisition of Youku Tudou Inc. ("Youku Tudou") (Continued)

  The rationale for this transaction is to enable the Company to expand its products and services. Youku Tudou is a core part of the Company's strategy to offer digital entertainment to consumers in the Company's ecosystem, thereby strengthening user engagement and loyalty as well as enabling a new marketing channel for the merchants and brands in the Company's ecosystem. Further, Youku Tudou creates additional revenue sources for the Company from advertising and membership subscriptions. Goodwill arising from this acquisition was attributable to the synergies expected from the combined operations of Youku Tudou and the Company, the assembled workforce and their knowledge and experience in the digital entertainment business.

  Subsequent to the completion of the transaction and as a resolution to negotiations with certain former management members and shareholders of Youku Tudou with respect to an option to purchase up to 15% of its equity, the Company issued 1.3 million ordinary shares and 3.4 million restricted share units of the Company to certain former management members and shareholders in April 2017. The 3.4 million restricted share units contain vesting conditions pursuant to a non-compete agreement which was entered into by the Company and a former management member of Youku Tudou in April 2017.

(g)   Acquisition of Lazada Group S.A. ("Lazada")

  In April 2016, the Company completed an acquisition of approximately 54% equity interest in Lazada for a total cash consideration of US$1,020 million (RMB6,607 million). Lazada operates e-commerce platforms in Indonesia, Malaysia, the Philippines, Singapore, Thailand and Vietnam, with local language websites and mobile apps in each of the six markets. Lazada became a consolidated subsidiary of the Company after the completion of the transaction. In connection with the transaction, the Company entered into a put and call arrangement with certain Lazada shareholders, giving the Company the right to purchase, and the shareholders the right to sell collectively, their remaining equity interest in Lazada at the then fair market value during a six-month period after the first anniversary of the closing of the transaction.

  The total cash consideration of US$1,020 million (RMB6,607 million) was paid upon the closing of the transaction. The allocation of the purchase price as of the date of acquisition is summarized as follows:

Amounts
(in millions of RMB)
Net assets acquired	2,874
Amortizable intangible assets (i)
User base and customer relationships	2,014
Non-compete agreements	959
Trade names, trademarks and domain names	292
Developed technology and patents	79
Goodwill	5,216
Deferred tax assets	616
Deferred tax liabilities	(1,027)
Noncontrolling interests (ii)	(4,416)

Total	6,607

  (i)
  Acquired amortizable intangible assets have estimated amortization periods not exceeding three years and a weighted-average amortization period of 2.5 years.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

4.     Significant equity transactions, restructuring transactions, mergers and acquisitions and equity investments (Continued)

(g)   Acquisition of Lazada Group S.A. ("Lazada") (Continued)

  (ii)
  Fair value of the noncontrolling interests is estimated based on the purchase price per issued share of Lazada as of the acquisition date. The noncontrolling interests is classified as mezzanine equity due to certain put and call arrangements with other Lazada shareholders.

  The rationale for this transaction is to enable the Company to expand into new markets internationally. Lazada offers third-party brands and merchants a marketplace solution with simple and direct access to consumers in the six countries in Southeast Asia through a single retail channel. It also sells products owned by its retail operations and has developed its own logistics infrastructure with warehouses and a last-mile delivery fleet to offer quick and reliable delivery to its customers. The Company believes that Lazada will be the vehicle for expansion into the Southeast Asia consumer market, including potential cross-border opportunities to introduce Chinese merchants and international brands to Southeast Asian consumers. Goodwill arising from this acquisition was attributable to the synergies expected from the combined operations of Lazada and the Company, the assembled workforce and their knowledge and experience in e-commerce business in Southeast Asia.

(h)  Acquisition of Alibaba Health Information Technology Limited ("Alibaba Health")

  In April 2014, the Company and Yunfeng completed an acquisition of newly issued ordinary shares representing a total equity and voting interest of approximately 54% in Alibaba Health through their investments in a special purpose entity. The principal activities of Alibaba Health, a company that is listed on the Hong Kong Stock Exchange, consist of pharmaceutical e-commerce, a medical services network business and the operation of product tracking platforms in the PRC. The Company holds a 70% equity interest in the special purpose entity and Yunfeng holds the remaining 30% equity interest. Cash consideration of HK$932 million (RMB741 million) was paid upon the closing of the transaction by the Company to acquire its equity interest in the special purpose entity. Although the Company controls the board of the special purpose entity, the investment and shareholders agreement provided that the underlying shares in Alibaba Health are voted by the Company and Yunfeng separately based on their respective effective equity interest, including voting rights. The Company exercised significant influence over Alibaba Health through its effective equity and voting interest of approximately 38% in Alibaba Health, and accounted for Alibaba Health as an equity method investee.

  In July 2015, in preparation of the transfer of the Tmall online pharmacy business operations of the Company to Alibaba Health (of which the agreement was subsequently terminated), the investment and shareholders agreement was amended under which Yunfeng agreed to irrevocably give up its separate voting rights with respect to its indirect interest in Alibaba Health at no consideration. Such control is important for the Company to execute its digital and data-driven healthcare strategy through Alibaba Health as its flagship vehicle in this sector, indirectly benefiting all shareholders including Yunfeng economically. As a result of the amendment, the Company obtained control over the entire 54% equity interest in Alibaba Health through its control over the board and majority of voting rights of the special purpose entity. Consequently, Alibaba Health became a consolidated subsidiary while the Company's effective equity interest in Alibaba Health remains at approximately 38%.

  The equity value of Alibaba Health of HK$64,319 million (RMB50,723 million), estimated based on the market price of the issued shares of Alibaba Health listed on the Hong Kong Stock Exchange which was the more readily determinable fair value as of the deemed acquisition date, was used to allocate the fair value of

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

4.     Significant equity transactions, restructuring transactions, mergers and acquisitions and equity investments (Continued)

(h)  Acquisition of Alibaba Health Information Technology Limited ("Alibaba Health") (Continued)

  net assets acquired and the fair value of noncontrolling interests, and calculate the gain of RMB18,603 million. Such gain was recognized in relation to the revaluation of previously held equity interest relating to obtaining control of Alibaba Health in interest and investment income, net in the consolidated income statement for the year ended March 31, 2016.

  The allocation of the equity value of Alibaba Health as of the date of the deemed acquisition is summarized as follows:

Amounts
(in millions of RMB)
Net assets acquired	1,290
Amortizable intangible assets (i)
Developed technology and patents	70
Trade names, trademarks and domain names	35
User base and customer relationships	8
Goodwill	49,320
Deferred tax assets	19
Deferred tax liabilities	(19)

Total	50,723

The equity value comprised of:
- fair value of previously held equity interests	19,264
- fair value of noncontrolling interests	31,459

Total	50,723

  (i)
  Acquired amortizable intangible assets have estimated amortization periods not exceeding three years and a weighted-average amortization period of 2.6 years.

  The rationale for this transaction is to enable the Company to expand its products and services. This transaction will enable the Company to benefit from the focused healthcare expertise of Alibaba Health in the operation of the online pharmacy business and foster consumer trust through the sale of authentic pharmaceuticals through Alibaba Health's verification and authentication technology. Goodwill arising from this acquisition was attributable to the synergies expected from the combined business which will create a technology enabled solution provider to consumers and other participants in the healthcare industry in the PRC.

  In May 2017, the Company entered into an agreement pursuant to which the Company agreed to transfer its business relating to certain regulated health food products on Tmall to Alibaba Health for an aggregate consideration of HK$3.8 billion, which will be paid through the issuance of approximately 1.2 billion newly issued ordinary shares of Alibaba Health. The transaction is subject to customary closing conditions. Upon the closing of this transaction, the Company's effective equity ownership of Alibaba Health will increase to approximately 46%.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

4.     Significant equity transactions, restructuring transactions, mergers and acquisitions and equity investments (Continued)

(i)   Acquisition of AutoNavi Holdings Limited ("AutoNavi")

  In May 2013, the Company completed an investment of newly issued ordinary shares and convertible preferred shares in AutoNavi representing a 28% equity interest on a fully-diluted basis. AutoNavi is a provider of digital map content and navigation and location based solutions in the PRC that was listed on the Nasdaq Global Select Market ("Nasdaq"). The investment in convertible preferred shares of RMB1,285 million was accounted for under the cost method given that the convertible preferred shares were not considered in-substance common stock due to the existence of certain terms such as liquidation preference over ordinary shares, and the investment in ordinary shares of RMB533 million was accounted for under the equity method given the existence of significant influence.

  In July 2014, the Company completed an acquisition of all of the issued and outstanding shares of AutoNavi that the Company did not already own. Following the completion of the transaction, AutoNavi became a wholly-owned subsidiary of the Company and the listing of the ADS of AutoNavi on the Nasdaq was withdrawn.

  The total cash consideration of US$1,032 million (RMB6,348 million) was paid upon the closing of the transaction. The allocation of the purchase price as of the date of acquisition is summarized as follows:

Amounts
(in millions of RMB)
Net assets acquired	2,236
Amortizable intangible assets (i)
Developed technology and patents	1,387
User base and customer relationships	255
Trade names, trademarks and domain names	249
Goodwill	4,380
Deferred tax assets	72
Deferred tax liabilities	(284)

Total	8,295

Amounts
(in millions of RMB)
Total purchase price comprised of:
- cash consideration	6,348
- fair value of previously held equity interests	1,947

Total	8,295

  (i)
  Acquired amortizable intangible assets have estimated amortization periods not exceeding four years and a weighted-average amortization period of 3.0 years.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

4.     Significant equity transactions, restructuring transactions, mergers and acquisitions and equity investments (Continued)

(i)   Acquisition of AutoNavi Holdings Limited ("AutoNavi") (Continued)

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

(j)   Acquisition of Alibaba Pictures Group Limited ("Alibaba Pictures")

  In June 2014, the Company acquired control of Alibaba Pictures by completing an investment in newly issued ordinary shares representing an approximately 60% equity interest in Alibaba Pictures for a total cash consideration of HK$6,244 million (RMB4,955 million). Alibaba Pictures, a company that is listed on the Hong Kong Stock Exchange, is principally engaged in the operation of an internet-powered integrated platform that spans entertainment content promotion and distribution, serving consumers, studios and cinema operators.

  The allocation of the purchase price as of the date of acquisition is summarized as follows:

Amounts
(in millions of RMB)
Net assets acquired (i)	5,899
Amortizable intangible assets (ii)
Trade names, trademarks and domain names	95
User base and customer relationships	4
Others	38
Goodwill	9,759
Deferred tax assets	13
Deferred tax liabilities	(17)
Noncontrolling interests (iii)	(10,836)

Total	4,955

  (i)
  Net assets include the cash consideration of RMB4,955 million.

  (ii)
  Acquired amortizable intangible assets have estimated amortization periods not exceeding three years and a weighted-average amortization period of 2.5 years.

  (iii)
  Fair value of the noncontrolling interests is estimated based on the market price of the ordinary shares of Alibaba Pictures as of the acquisition date.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

4.     Significant equity transactions, restructuring transactions, mergers and acquisitions and equity investments (Continued)

(j)   Acquisition of Alibaba Pictures Group Limited ("Alibaba Pictures") (Continued)

  The rationale for this transaction is to enable the Company to expand its products and services. The Company believes the acquisition will help to advance the Company's vision of making digital media and entertainment available to its customers. Goodwill arising from this acquisition was attributable to the synergies expected from the combined operations of Alibaba Pictures and the Company, the assembled workforce and their knowledge and experience in the entertainment and media industry in the PRC.

  In June 2015, Alibaba Pictures placed newly issued ordinary shares to unrelated third-party investors with aggregate gross proceeds of HK$12,179 million (RMB9,647 million). The Company's equity interest in Alibaba Pictures was therefore diluted to 49.5% upon completion of the placing.

  As a result of the dilution, the Company deconsolidated the financial results of Alibaba Pictures and accounted for its investment under the equity method. A gain of RMB24,734 million arising from the revaluation of the Company's diluted equity interest in Alibaba Pictures was recognized in interest and investment income, net in the consolidated income statement for the year ended March 31, 2016. As Alibaba Pictures is a publicly listed company, the fair value of the remaining equity interest was estimated with reference to the market price upon the completion of the placing.

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

(k)   Acquisition of UCWeb Inc. ("UCWeb")

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

  The total exchange consideration consisted of 12.3 million restricted shares and RSUs of the Company and US$458 million (RMB2,826 million) in cash. Out of the total exchange consideration, 3.4 million restricted shares and RSUs which is classified as equity, as well as cash consideration of US$126 million (RMB777 million) are settled on a deferred basis. The fair value of restricted shares and RSUs was approximately US$613 million (RMB3,782 million) as of the acquisition date.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

4.     Significant equity transactions, restructuring transactions, mergers and acquisitions and equity investments (Continued)

(k)   Acquisition of UCWeb Inc. ("UCWeb") (Continued)

  The allocation of the purchase price as of the date of acquisition is summarized as follows:

Amounts
(in millions of RMB)
Net assets acquired (i)	1,159
Amortizable intangible assets (ii)
Non-compete agreements	1,823
Trade names, trademarks and domain names	591
Developed technology and patents	561
User base and customer relationships	106
Goodwill	10,376
Deferred tax liabilities	(21)

Total	14,595

Total purchase price comprised of:
- cash consideration	2,826
- share-based consideration	3,782
- fair value of previously held equity interests	7,987

Total	14,595

  (i)
  Net assets acquired included noncontrolling interests of RMB220 million that is classified as mezzanine equity.

  (ii)
  Acquired amortizable intangible assets have estimated amortization periods not exceeding four years and a weighted-average amortization period of 3.4 years.

  A gain of RMB3,593 million was recognized in relation to the revaluation of previously held equity interest relating to the step acquisition of UCWeb in interest and investment income, net in the consolidated income statement for the year ended March 31, 2015. The fair value of the previously held equity interest was determined using an income approach. As UCWeb is a private company, the fair value of the previously held equity interest is estimated based on significant inputs that market participants would consider, which mainly include revenue growth rate, operating margin, discount rate and other factors that may affect such fair value estimation.

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
FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

4.     Significant equity transactions, restructuring transactions, mergers and acquisitions and equity investments (Continued)

(l)   Acquisition of Shenzhen OneTouch Business Services Ltd. ("OneTouch")

  In May 2014, the Company completed an acquisition of all of the issued and outstanding shares in OneTouch held by the other shareholders that the Company did not already own. The total purchase price consisted of cash consideration of RMB790 million and contingent consideration with a fair value of RMB1,094 million. Prior to this transaction, the Company had previously invested in 65% interest of OneTouch by cash consideration and contingent consideration in 2011 and OneTouch was an equity investee which was accounted for under the equity method with a carrying amount of RMB196 million. OneTouch is a provider of comprehensive export-related services tailored to the needs of small businesses in the PRC, including customs clearance, logistics, cargo insurance, currency exchange, tax refund, financing and certification.

  The allocation of the purchase price as of the date of acquisition is summarized as follows:

Amounts
(in millions of RMB)
Net assets acquired	105
Amortizable intangible assets (i)
Non-compete agreements	703
Trade names, trademarks and domain names	196
User base and customer relationships	25
Developed technology and patents	4
Goodwill	3,998
Deferred tax liabilities	(232)

Total	4,799

Total purchase price comprised of:
- cash consideration	790
- contingent cash consideration	1,094
- fair value of previously held equity interests	2,915

Total	4,799

  (i)
  Acquired amortizable intangible assets have estimated amortization periods not exceeding five years and a weighted-average amortization period of 4.5 years.

  The amount of the contingent consideration will be determined based on a formula tied to certain future operating targets of OneTouch for the year ended March 31, 2017, which will not exceed RMB3,420 million. The fair value of the contingent consideration included in the total purchase price represents a probability-weighted outcome based on the Company's analysis of the likelihood of the various scenarios underlying this arrangement. A gain of RMB2,719 million was recognized in relation to the revaluation of previously held equity interest relating to the step acquisition of OneTouch in interest and investment income, net in the consolidated income statement for the year ended March 31, 2015.

  The fair value of the previously held equity interest was determined using an income approach. As OneTouch is a private company, the fair value of the previously held equity interest is estimated based on significant inputs that market participants would consider, which mainly include revenue growth rate, operating margin, discount rate and other factors that may affect such fair value estimation.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

4.     Significant equity transactions, restructuring transactions, mergers and acquisitions and equity investments (Continued)

(l)   Acquisition of Shenzhen OneTouch Business Services Ltd. ("OneTouch") (Continued)

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

  As of March 31, 2015, 2016 and 2017, the Company assessed the operating and financial targets in connection with the contingent consideration arrangements, and revised the fair value of the contingent consideration payable. As a result, the Company recognized in interest and investment income, net in the consolidated income statements an increase in fair value of contingent consideration of RMB85 million and RMB17 million for the years ended March 31, 2015 and 2016, respectively, and a decrease in fair value of RMB671 million for the year ended March 31, 2017.

(m) Other acquisitions

  Other acquisitions that constitute business combinations are summarized in the following table:

	Year ended March 31,
	2015	2016	2017
	(in millions of RMB)
Net assets	266	350	(223)
Identifiable intangible assets	421	876	593
Deferred tax assets	5	—	—
Deferred tax liabilities	(95)	(198)	(36)

	597	1,028	334
Noncontrolling interests	(269)	(10)	(110)

Net identifiable assets acquired	328	1,018	224
Goodwill	1,806	1,403	793

Total purchase consideration	2,134	2,421	1,017
Fair value of previously held equity interests	(107)	—	(51)
Purchase consideration settled	(1,927)	(2,360)	(771)

Contingent/deferred consideration as of year end	100	61	195

Total purchase consideration comprised of:
- cash consideration	2,027	2,421	966
- fair value of previously held equity interests	107	—	51

Total	2,134	2,421	1,017

  A loss of RMB61 million, nil and a gain of RMB51 million in relation to the revaluation of previously held equity interest were recognized in the consolidated income statements for the years ended March 31, 2015, 2016 and 2017, respectively, for the above business combinations.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

4.     Significant equity transactions, restructuring transactions, mergers and acquisitions and equity investments (Continued)

(m) Other acquisitions (Continued)

  Pro forma results of operations for the acquisitions described above have not been presented because they are not material to the consolidated income statements for the years ended March 31, 2015, 2016 and 2017, either individually or in aggregate.

  Equity investments and others

(n)  Investment in Paytm E-Commerce Private Limited ("Paytm Mall")

  In March 2017, One97 Communications Limited ("Paytm"), one of the largest mobile payment platforms in India which is an equity investee of the Company accounted for under the cost method, completed the spin-off of its e-commerce business, Paytm Mall, to the shareholders of Paytm. Upon the establishment of Paytm Mall, the Company, together with other shareholders of Paytm, subscribed for newly issued common shares of Paytm Mall at par value in proportion to their respective shareholding in Paytm, after which the Company obtained an approximately 8% equity interest in Paytm Mall. In March 2017, the Company subsequently subscribed for newly issued preferred shares in Paytm Mall for a total cash consideration of US$177 million (RMB1,220 million), which increased the Company's total equity interest in Paytm Mall to approximately 36% on a fully diluted basis. Ant Financial Services is also a shareholder of both Paytm and Paytm Mall.

  The investment in the common shares of Paytm Mall is accounted for under the equity method (Note 13) given the existence of significant influence. The investment in preferred shares of Paytm Mall is not considered to be in-substance common stock given that such shares contain certain terms such as dividend and liquidation preferences over ordinary shares. As a result, the investment in preferred shares of Paytm Mall is accounted for under the cost method (Note 13).

(o)   Investment in Qingdao Goodaymart Logistics Co., Ltd. ("RRS")

  In January 2017, the Company exchanged the convertible and exchangeable bond that the Company held into an approximately 24% effective equity interest in RRS. After the exchange, the equity interest in RRS held by the Company increased to 34%. RRS is primarily engaged in the logistics business in the PRC and is a subsidiary of Haier Electronics Group Co., Ltd., a company that is listed on the Hong Kong Stock Exchange and in which the Company has an approximately 2% equity interest. For accounting purpose, the investment in RRS will continue to be accounted for under the equity method after the exchange (Note 13). The fair value of the convertible and exchangeable bond on the date of exchange amounting to RMB1,225 million was recognized as the cost of the approximately 24% equity interest in RRS. Out of this amount, RMB296 million was allocated to amortizable intangible assets, RMB312 million was allocated to goodwill, RMB107 million was allocated to deferred tax liabilities and RMB724 million was allocated to net assets acquired.

  In May 2017, the Company participated in a new financing round of RRS and paid a cash consideration of RMB340 million. The Company's shareholding in RRS remains at approximately 34% upon the completion of such financing round.

(p)  Investment in Singapore Post Limited ("SingPost")

  In July 2014, the Company completed the acquisition of ordinary shares in SingPost, which consisted of newly issued ordinary shares and existing ordinary shares held in treasury by SingPost, representing approximately 10% of the issued share capital of SingPost. SingPost is the national post service provider in Singapore and a

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

4.     Significant equity transactions, restructuring transactions, mergers and acquisitions and equity investments (Continued)

(p)  Investment in Singapore Post Limited ("SingPost") (Continued)

  leading provider of e-commerce logistics solutions in the Asia-Pacific region that is listed on the Singapore Stock Exchange. The total purchase price of Singapore Dollar ("S$") 313 million (RMB1,548 million) was paid upon the closing of the transaction. In January 2017, the Company completed the subscription for additional newly issued ordinary shares for a total purchase price of S$187 million (RMB892 million) and the Company's equity interest in SingPost was increased to approximately 14%. The total investment in SingPost is accounted for as an available-for-sale security (Note 11).

  In October 2016, the Company invested S$86 million (RMB417 million) for a 34% equity interest in a wholly-owned subsidiary of SingPost, which provides end-to-end e-commerce logistics and fulfillment services across the Asia-Pacific region. The investment is accounted for under the equity method (Note 13).

(q)  Investment in Sanjiang Shopping Club Co., Ltd. ("Sanjiang")

  In November 2016, the Company entered into agreements to acquire existing and newly issued ordinary shares representing an approximately 32% equity interest in Sanjiang for a total cash consideration of RMB1.9 billion. In addition, the Company will also subscribe for exchangeable bonds which are exchangeable into ordinary shares of Sanjiang for a purchase price of RMB188 million. Upon the potential exchange of the exchangeable bonds, the Company's equity interest in Sanjiang would increase to approximately 35%. Sanjiang is one of the leading neighborhood grocery chains in Zhejiang province of the PRC and is listed on the Shanghai Stock Exchange. In January 2017, the Company completed a portion of the transaction relating to the acquisition of ordinary shares from an existing shareholder, representing an approximately 9% equity interest in Sanjiang, for a cash consideration of RMB439 million. Such investment is accounted for under the equity method (Note 13) given the existence of significant influence. RMB290 million of the purchase price was allocated to goodwill, amortizable intangible assets and the corresponding deferred tax liabilities and RMB149 million was allocated to net assets acquired.

  The completion of the subscription of newly issued ordinary shares and the exchangeable bonds is subject to the approval by certain regulatory authorities.

(r)   Investment in YTO Express Group Co., Ltd. ("YTO Express")

  YTO Express is one of the leading express courier companies in the PRC in which Yunfeng is one of its shareholders. YTO Express is also one of the strategic express courier companies participating in the data platform of Cainiao Network to fulfill the logistics needs of businesses, including the Company's core commerce business. In September 2016, YTO Express completed its reverse takeover of a company listed on the Shanghai Stock Exchange. All registered capital of YTO Express previously held by the Company was converted into newly issued ordinary shares of the listed entity of YTO Express, representing an equity interest of approximately 10%. Concurrently, the Company subscribed for newly issued shares of YTO Express for a cash consideration of RMB420 million and its equity interest in YTO Express increased to approximately 11%.

  Prior to the completion of the reverse takeover, YTO Express was an equity investee accounted for under the cost method in which the Company initially acquired an ownership interest of 12% for a cash consideration of RMB1,500 million in May 2015. After the completion of the reverse takeover in September 2016, the investment in YTO Express is accounted for as an available-for-sale security (Note 11).

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

4.     Significant equity transactions, restructuring transactions, mergers and acquisitions and equity investments (Continued)

(s)   Investment in Weibo Corporation ("Weibo")

  In April 2014, in connection with Weibo's initial public offering, the Company acquired additional shares of Weibo for an aggregate purchase price of US$449 million (RMB2,764 million) pursuant to the option to increase the equity interest by the Company in Weibo to approximately 30% on a fully-diluted basis (including the shares issued in connection with Weibo's initial public offering). Weibo is a social media platform in the PRC that is listed on the Nasdaq. All of the preferred shares previously held by the Company were automatically converted into ordinary shares of Weibo upon completion of Weibo's initial public offering. Prior to the transaction, Weibo was an equity investee accounted for under the cost method in which the Company initially acquired an 18% equity interest on a fully-diluted basis for a cash consideration of US$586 million (RMB3,645 million) in April 2013. After the transaction in April 2014, such investment is accounted for under the equity method. Out of the total purchase consideration, which included the cash purchase price and the carrying amount of the previously held interest in Weibo, RMB1,126 million was allocated to amortizable intangible assets, RMB3,978 million was allocated to goodwill, RMB282 million was allocated to deferred tax liabilities and RMB1,548 million was allocated to net assets acquired.

  In September 2016, the Company acquired an approximately 1% additional equity interest in Weibo for a cash consideration of US$135 million (RMB901 million) from certain existing shareholders of Weibo. As of March 31, 2017, the Company's equity interest in Weibo was approximately 31%. For accounting purpose, the investment in Weibo will continue to be accounted for under the equity method (Note 13). Out of the total purchase consideration of RMB901 million for this additional investment, RMB221 million was allocated to amortizable intangible assets, RMB665 million was allocated to goodwill, RMB56 million was allocated to deferred tax liabilities and RMB71 million was allocated to net assets acquired.

(t)   Investment in Rajax Holding ("Ele.me")

  In March 2016, the Company and Ant Financial Services completed a portion of the subscription for newly issued preferred shares in Ele.me based on a total combined commitment of US$1,250 million, of which the Company's total commitment was US$900 million (RMB5,891 million). Ele.me is an operator of one of the largest mobile food ordering and delivery services platforms in the PRC. Ele.me complements the Company's investment in Koubei (Note 4(ac)) in local services, focusing on food ordering and delivery characterized by high-frequency usage and last-mile logistics within a city.

  The Company paid a cash consideration of US$540 million (RMB3,512 million) for the initial subscription in March 2016, and the remaining committed balance of US$360 million (RMB2,394 million) was settled by cash in August 2016. After the initial subscription, the effective equity interest in Ele.me held by the Company was approximately 20% on a fully-diluted basis. The preferred shares are not considered in-substance common stock given that such shares contain certain terms such as dividend and liquidation preferences over ordinary shares. As a result, the investment in Ele.me is accounted for under the cost method (Note 13).

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

4.     Significant equity transactions, restructuring transactions, mergers and acquisitions and equity investments (Continued)

(t)   Investment in Rajax Holding ("Ele.me") (Continued)

  In April 2017, the Company and Ant Financial Services further subscribed for newly issued preferred shares in Ele.me for a total combined investment amount of US$400 million, of which the Company's investment was US$288 million. After the transaction, the Company's effective equity interest in Ele.me was approximately 23% on a fully-diluted basis.

(u)  Investment in Xiaoju Kuaizhi Inc. ("Didi Chuxing")

  In June 2016, the Company completed an additional investment in preferred shares of Didi Chuxing for a cash consideration of US$200 million (RMB1,318 million), after the Company previously invested US$445 million (RMB2,729 million) through prior financing rounds. Didi Chuxing is a leading transportation network company that provides vehicles and taxis for hire in the PRC via smartphone applications. As of March 31, 2017, the equity interest in Didi Chuxing held by the Company was approximately 7% on a fully-diluted basis. Such investment is accounted for under the cost method (Note 13). In April 2017, Didi Chuxing completed a new round of equity financing, after which the Company's equity interest in Didi Chuxing decreased to approximately 6% on a fully-diluted basis.

(v)  Investment in Intime Retail (Group) Company Limited ("Intime")

  In July 2014, the Company completed the subscription of 9.9% equity interest in Intime through newly issued ordinary shares in conjunction with the subscription of the convertible bond at a total consideration of HK$5,368 million (RMB4,264 million). Intime is one of the leading department store operators in the PRC that was listed on the Hong Kong Stock Exchange. The investment in 9.9% equity interest in Intime was accounted for as an available-for-sale security and the investment in the convertible bond was accounted for under the fair value option and recorded under investment securities.

  In June 2016, the Company completed the conversion of all of the convertible bond that the Company previously subscribed for into newly issued ordinary shares of Intime, at a conversion price of HK$7.13 per share. Upon the completion of the conversion, the Company's equity interest in Intime increased to approximately 28% and the investment is accounted for under the equity method (Note 13). An unrealized loss of HK$246 million (RMB208 million) related to the previously held equity interest that was recorded in accumulated other comprehensive income was released and recognized in interest and investment income, net in the consolidated income statement for the year ended March 31, 2017. The sum of the market value of the previously held equity interest in Intime and the fair value of the convertible bonds on the date of conversion, amounting to RMB4,758 million, was recognized as the cost of investment under the equity method upon the completion of the conversion. Out of this amount, RMB250 million was allocated to amortizable intangible assets, RMB426 million was allocated to deferred tax liabilities and RMB4,934 million was allocated to net assets acquired.

  In May 2017, the Company and the founder of Intime completed the privatization of Intime, upon which all of the issued and outstanding shares of Intime that the Company, the founder of Intime and certain other shareholders did not own were cancelled in exchange for a payment of HK$10.00 per share in cash. The Company paid a total cash consideration of HK$12.6 billion in the privatization. Upon the completion of the privatization, the Company increased its shareholding in Intime to approximately 74% and became the controlling shareholder. The Company expects Intime to support its strategy to transform conventional retail by leveraging its substantial consumer reach, rich data and technology. Following the completion of the

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

4.     Significant equity transactions, restructuring transactions, mergers and acquisitions and equity investments (Continued)

(v)  Investment in Intime Retail (Group) Company Limited ("Intime") (Continued)

  transaction, the listing of the shares of Intime on the Hong Kong Stock Exchange was withdrawn. Upon the issuance of the consolidated financial statements, the accounting for such business combination, including the purchase price allocation and the gain or loss arising from this transaction, has not been finalized.

(w)  Investment in Suning Commerce Group Co., Ltd. ("Suning")

  In May 2016, the Company completed the subscription for newly issued ordinary shares which represent a 19.99% equity interest in Suning. Suning, a company that is listed on the Shenzhen Stock Exchange, is one of the largest consumer electronics retail chains in the PRC. The total cash consideration of RMB28.2 billion was paid upon the closing of the transaction. The investment in Suning is accounted for under the equity method (Note 13).

  Concurrent with the Company's investment in Suning, Suning subscribed for approximately 26.3 million newly issued ordinary shares of the Company which represent an 1.1% equity interest in the Company for a cash consideration of US$81.51 per ordinary share. The Company's share of Suning's investment in the Company amounting to US$429 million (RMB2,823 million) was deducted from the investment cost of Suning and recognized as an issuance of treasury shares during the year ended March 31, 2017.

  Out of the total purchase consideration, net of the amount related to the treasury shares described above, RMB5,100 million was allocated to amortizable intangible assets, RMB9,113 million was allocated to goodwill, RMB1,582 million was allocated to deferred tax liabilities and RMB12,778 million was allocated to net assets acquired.

(x)   Investment in Cainiao Smart Logistics Network Limited ("Cainiao Network")

  Cainiao Network Technology Co. Ltd., a joint venture which was established by the Company together with other parties with significant operational experience in logistics, retail, and real estate in the PRC, is a logistics data platform that leverages the capacity and capabilities of a network of logistics partners to fulfill the logistics needs of businesses, including the Company's core commerce business. A total amount of RMB2,400 million was invested in the joint venture, in which the Company owned a 48% equity interest as of March 31, 2015.

  In March 2016, Cainiao Network Technology Co. Ltd. completed a restructuring process to establish a new holding company and it became a wholly-owned subsidiary of Cainiao Network. In March 2016, the Company participated in Cainiao Network's equity financing round, after which the Company's investment increased from RMB2,400 million in Cainiao Network Technology Co. Ltd. to RMB6,992 million in Cainiao Network, and the Company's equity interest in Cainiao Network was diluted to approximately 47%. A gain of RMB448 million arising from such deemed disposal was recognized in share of results of equity investees in the consolidated income statement for the year ended March 31, 2016.

  For accounting purpose, the investment in Cainiao Network is accounted for under the equity method (Note 13).

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

4.     Significant equity transactions, restructuring transactions, mergers and acquisitions and equity investments (Continued)

(y)   Investment in Magic Leap, Inc. ("Magic Leap")

  In December 2015, the Company completed an investment in newly issued convertible preferred shares of Magic Leap, representing an approximately 10% equity interest on a fully-diluted basis. Magic Leap is a technological company that focuses on the development of augmented reality technology. The total cash consideration paid was US$430 million (RMB2,775 million). Such investment is accounted for under the cost method (Note 13).

(z)   Investment in CMC Holdings Limited ("CMC")

  In December 2015, the Company completed an investment in preferred shares, representing a 21% equity interest, of CMC. CMC is a new investment platform that focuses on the media and entertainment sectors. The total cash consideration paid was US$197 million (RMB1,270 million). The preferred shares are not considered to be in-substance common stock given that such shares contain certain terms such as dividend and liquidation preferences over ordinary shares. As a result, the investment in preferred shares is accounted for under the cost method (Note 13).

  In addition, the Company acquired a 20% equity interest in a limited partnership in the PRC which is managed by the founder of CMC. The objective of the limited partnership is consistent with that of CMC. Total cash consideration of RMB1,250 million was paid upon the closing of the transaction in December 2015. Such investment is accounted for under the equity method (Note 13).

(aa) Investment in Beijing Shiji Information Technology Co., Ltd. ("Shiji Information")

  In November 2015, the Company completed an investment in newly issued ordinary shares of Shiji Information, representing an approximately 13% equity interest in Shiji Information. Shiji Information, a company that is listed on the Shenzhen Stock Exchange, is primarily engaged in the development and sale of hotel information management system software, system integration and technical service. The total cash consideration of RMB2,389 million was paid upon the closing of the transaction. Such investment is accounted for as an available-for-sale security (Note 11).

(ab) Investment in Huayi Brothers Media Corporation ("Huayi Brothers")

  In August 2015, the Company completed an investment in newly issued ordinary shares of Huayi Brothers, representing an approximately 4% equity interest in Huayi Brothers. Yunfeng is also one of the minority shareholders of Huayi Brothers. Huayi Brothers, a company that is listed on the Shenzhen Stock Exchange, is primarily engaged in the production of television programs and movies in the PRC. The total cash consideration of RMB1,533 million was paid upon the closing of the transaction. Such investment is accounted for as an available-for-sale security (Note 11).

(ac) Investment in Koubei Holding Limited ("Koubei")

  In June 2015, the Company and Ant Financial Services set up Koubei, a joint venture in which the Company and Ant Financial Services each held a 49.6% equity interest, while an unrelated third party affiliated with a major Chinese establishments held the remaining minority equity interest. Koubei integrates the convenience aspects of mobile commerce and big data to provide consumers with information and promotional benefits from local establishments in the PRC.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

4.     Significant equity transactions, restructuring transactions, mergers and acquisitions and equity investments (Continued)

(ac) Investment in Koubei Holding Limited ("Koubei") (Continued)

  The capital injection from the Company includes cash of RMB3.0 billion as well as the injection of certain related businesses. The injection of cash and businesses was completed as of March 31, 2016. A gain of RMB128 million which approximated the fair value of the businesses being injected, was recognized in relation to the contribution of the businesses of which the carrying amount was insignificant to Koubei, in interest and investment income, net in the consolidated income statement for the year ended March 31, 2016. For accounting purposes, the investment in Koubei is accounted for under the equity method (Note 13).

  In January 2017, Koubei completed an equity financing led by Yunfeng and other investors through the issuance of newly issued convertible preferred shares. As of March 31, 2017, the Company held an approximately 38% equity interest in Koubei on a fully diluted basis.

(ad) Investment in wealth management products in relation to a founder's investment in Wasu Media Holding Co., Ltd. ("Wasu")

  In April 2015, the Company entered into an arrangement with a bank in the PRC to invest in wealth management products with an aggregate principal amount of RMB7.3 billion, of which RMB420 million was early redeemed in January 2017 and the principal amount was reduced to RMB6.9 billion as of March 31, 2017. The wealth management products carry an interest rate of 5% per annum, with a maturity of five years and the return of principal and interest income on the products are guaranteed by the bank. The wealth management products have been served as collateral to the issuing bank for the issuance of a financing amounting to RMB6.9 billion to one of the founders of the Company to support his minority investment through a PRC limited partnership in Wasu, a company listed on the Shenzhen Stock Exchange which is engaged in the business of digital media broadcasting and distribution in the PRC. The financing has also been collateralized by the equity interests of Wasu held by such PRC limited partnership. The founder has also pledged his interest in the PRC limited partnership to the Company. The founder is exposed to the risks and rewards of the Wasu shares held by the PRC limited partnership. The Company does not have the power to direct the activities of the PRC limited partnership. The Company entered into strategic cooperation agreements with a major shareholder of Wasu in order to enhance the Company's capabilities and profile in the entertainment sector in the PRC. Such investment in the wealth management products is accounted for as a held-to-maturity security (Note 11).

  In addition, the Company entered into a loan agreement for a principal amount of up to RMB2.0 billion with the founder in April 2015 to finance the repayment by the founder of the interest under the above financing. The outstanding loan balances were repayable in ten years and charged at a compound annual interest rate of 8.0%. Loan balances of nil and RMB749 million were drawn down as of March 31, 2016 and 2017, respectively.

(ae) Investment in Meizu Technology Corporation Limited ("Meizu")

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
FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

4.     Significant equity transactions, restructuring transactions, mergers and acquisitions and equity investments (Continued)

(ae) Investment in Meizu Technology Corporation Limited ("Meizu") (Continued)

  ordinary shares. As a result, the investment in convertible preferred shares is accounted for under the cost method (Note 13).

5.     Revenue

  Revenue by segment is as follows:

	Year ended March 31,
	2015	2016	2017
	(in millions of RMB)
Core commerce:
China commerce retail (i)	59,732	80,033	114,109
China commerce wholesale (ii)	3,205	4,288	5,679
International commerce retail (iii)	1,768	2,204	7,336
International commerce wholesale (iv)	4,718	5,425	6,001
Others	113	385	755

Total core commerce	69,536	92,335	133,880
Cloud computing (v)	1,271	3,019	6,663
Digital media and entertainment (vi)	2,191	3,972	14,733
Innovation initiatives and others (vii)	3,206	1,817	2,997

Total	76,204	101,143	158,273

  (i)
  Revenue from China commerce retail is primarily generated from the Company's China retail marketplaces and includes revenue from online marketing services revenue and commissions.

  (ii)
  Revenue from China commerce wholesale is primarily generated from 1688.com and includes fees from memberships and value-added services and revenue from online marketing services.

  (iii)
  Revenue from international commerce retail is primarily generated from AliExpress and Lazada (Note 4(g)) and includes revenue from online marketing services revenue and commissions.

  (iv)
  Revenue from international commerce wholesale is primarily generated from Alibaba.com and includes fees from memberships and value-added services and revenue from online marketing services.

  (v)
  Revenue from cloud computing is primarily generated from the provision of services, such as elastic computing, database, storage and content delivery network, large scale computing, security, management and application services, big data analytics and a machine learning platform, as well as from web-hosting and domain name registration.

  (vi)
  Revenue from digital media and entertainment is primarily generated from Youku Tudou (Note 4(f)) and UCWeb (Note 4(k)) and includes revenue from P4P marketing services and display marketing services and subscriptions.

  (vii)
  Revenue from innovation initiatives and others is primarily generated from businesses such as AutoNavi (Note 4(i)) and other innovation initiatives. Other revenue also includes SME Annual Fee received from

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

5.     Revenue (Continued)

    Ant Financial Services and interest income generated from micro loans before the completion of the restructuring of Payment Services during the year ended March 31, 2015 (Note 4(b)).

  Revenue by type of service is as follows:

	Year ended March 31,
	2015	2016	2017
	(in millions of RMB)
Online marketing services
P4P and display marketing	36,197	53,185	83,581
Other online marketing services	3,938	3,963	5,706

Total online marketing services	40,135	57,148	89,287
Commission	22,705	27,793	37,848
Membership fees and value-added services	6,431	7,627	10,638
Cloud computing services	1,271	3,019	6,663
Other revenue (i)	5,662	5,556	13,837

Total	76,204	101,143	158,273

  (i)
  Other revenue mainly represents revenue from other services provided by Youku Tudou (Note 4(f)), Lazada (Note 4(g)), AutoNavi (Note 4(i)) and UCWeb (Note 4(k)), storefront fees, SME Annual Fee received from Ant Financial Services and interest income generated from micro loans before the completion of the restructuring of Payment Services during the year ended March 31, 2015 (Note 4(b)).

6.     Other income, net

	Year ended March 31,
	2015	2016	2017
	(in millions of RMB)
Royalty fee and software technology services fee charged to Ant Financial Services and Alipay (Note 22)	1,667	1,122	2,086
Government grants (i)	327	401	451
Amortization of the excess value in relation to the restructuring of Payment Services (Note 4(b))	(166)	(264)	(264)
Exchange differences	1	(563)	2,328
Others	657	1,362	1,485

Total	2,486	2,058	6,086

  (i)
  Government grants mainly represent amounts received from central and local governments in connection with the Company's investments in local business districts and contributions to technology development.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

7.     Income tax expenses

  Composition of income tax expenses

	Year ended March 31,
	2015	2016	2017
	(in millions of RMB)
Current income tax expense	4,757	7,223	13,495
Deferred taxation	1,659	1,226	281

	6,416	8,449	13,776

  Under the current laws of the Cayman Islands, the Company is not subject to tax on its income or capital gains. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax is imposed. The Company's subsidiaries incorporated in Hong Kong were subject to the Hong Kong profits tax rate at 16.5% for the years ended March 31, 2015, 2016 and 2017. The Company's subsidiaries incorporated in other jurisdictions such as Singapore, Indonesia and other southeast Asian countries were subject to income tax charges calculated on the basis of the tax laws enacted or substantially enacted in the countries where the Company's subsidiaries operate and generate income.

  Current income tax expense primarily represents the provision for PRC Enterprise Income Tax ("EIT") for subsidiaries operating in the PRC and withholding tax on earnings that have been declared for distribution by PRC subsidiaries to offshore holding companies. Substantially all of the Company's income before income tax and share of results of equity investees are generated by these subsidiaries. These subsidiaries are subject to EIT on their taxable income as reported in their respective statutory financial statements adjusted in accordance with the relevant tax laws, rules and regulations in the PRC.

  Under the PRC Enterprise Income Tax Law (the "EIT Law"), the standard enterprise income tax rate for domestic enterprises and foreign invested enterprises is 25%. In addition, the EIT Law provides for, among others, a preferential tax rate of 15% for enterprises qualified as High and New Technology Enterprises. Further, certain subsidiaries were recognized as Software Enterprises and thereby entitled to enjoy full exemption from EIT for two years beginning with their first profitable calendar year and a 50% reduction for the subsequent three calendar years. In addition, a duly recognized Key Software Enterprise within China's national plan can enjoy a preferential EIT rate of 10%. The Key Software Enterprise status is subject to review by the relevant authorities every year. The timing of the annual review and notification by the relevant authorities may vary from year to year, and the related tax adjustments in relation to the change in applicable EIT rate are accounted for in the period in which the Key Software Enterprise status is recognized.

  The tax status of the subsidiaries of the Company with major taxable profits is described below:

  •
  Alibaba (China) Technology Co., Ltd. ("Alibaba China") and Taobao (China) Software Co., Ltd. ("Taobao China"), entities primarily engaged in the operations of the Company's wholesale marketplaces and Taobao Marketplace, respectively, obtained the annual review and notification relating to the renewal of the Key Software Enterprises status for the taxation year of 2015 in August 2016. Accordingly, Alibaba China and Taobao China, which qualified as High and New Technology Enterprises and applied an EIT rate of 15% for the taxation year of 2015, had reflected the tax adjustments to apply an EIT rate of 10% for the taxation year of 2015 with the total adjustment amount of RMB720 million in the consolidated income statement for the year ended March 31, 2017.

  The annual review and notification relating to the renewal of the Key Software Enterprises status for the

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

7.     Income tax expenses (Continued)

    taxation year of 2016 had not yet been obtained as of March 31, 2017. Accordingly, Alibaba China and Taobao China continued to apply an EIT rate of 15% for the taxation year of 2016 as High and New Technology Enterprises.

  •
  Zhejiang Tmall Technology Co., Ltd. ("Tmall China"), an entity primarily engaged in the operations of Tmall, was recognized as a High and New Technology Enterprise and has been granted the Software Enterprise status and was thereby entitled to enjoy an income tax exemption for two years beginning with its first profitable year in taxation year of 2012, and a 50% reduction for the subsequent three years starting in the taxation year of 2014. Accordingly, Tmall China was entitled to an EIT rate of 12.5% during the taxation years of 2014, 2015 and 2016 and 15% thereafter for so long as Tmall China continues to qualify as a High and New Technology Enterprise.

  Most of the remaining PRC entities of the Company are subject to EIT at 25% for the years ended March 31, 2015, 2016 and 2017.

  Pursuant to the EIT Law, a 10% withholding tax is levied on dividends declared by PRC companies to their foreign investors. A lower withholding tax rate of 5% is applicable if direct foreign investors with at least 25% equity interest in the PRC company are incorporated in Hong Kong and meet the relevant requirements pursuant to the tax arrangement between the PRC and Hong Kong. Since the equity holders of the major PRC subsidiaries of the Company are Hong Kong incorporated companies and meet the relevant requirements pursuant to the tax arrangement between the PRC and Hong Kong, the Company has used 5% to provide for deferred tax liabilities on retained earnings which are anticipated to be distributed. As of March 31, 2017, the Company had fully accrued the withholding tax on the earnings distributable by all of the subsidiaries of the Company in the PRC, except for those undistributed earnings that the Company intends to invest indefinitely in the PRC which amounted to RMB28.2 billion.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

7.     Income tax expenses (Continued)

  Composition of deferred tax assets and liabilities

	As of March 31,
	2016	2017
	(in millions of RMB)
Deferred tax assets
Current:
Tax losses carried forward and others (i)	782	2,010
Less: Valuation allowance	(331)	(1,358)

Total deferred tax assets, current portion (Note 12)	451	652

Non-current:
Licensed copyrights of video content	—	574
Tax losses carried forward and others (i)	1,063	3,959

	1,063	4,533
Less: Valuation allowance	(1,033)	(4,147)

Total deferred tax assets, non-current portion (Note 12)	30	386

Total deferred tax assets	481	1,038

Deferred tax liabilities
Current:
Available-for-sale securities and others	(9)	(207)
Non-current:
Withholding tax on undistributed earnings (ii)	(5,452)	(6,377)
Identifiable intangible assets	(508)	(2,358)
Available-for-sale securities and others	(511)	(1,419)

Total deferred tax liabilities, non-current portion	(6,471)	(10,154)

Total deferred tax liabilities	(6,480)	(10,361)

Net deferred tax liabilities	(5,999)	(9,323)

  (i)
  Others is primarily comprised of property and equipment, deferred revenue and customer advances, as well as accrued expenses which are not deductible until paid under PRC tax laws.

  (ii)
  The related deferred tax liabilities as of March 31, 2016 and 2017 were provided on the assumption that 100% of the distributable reserves of the major PRC subsidiaries will be distributed as dividends, except for those undistributed earnings that the Company intends to invest indefinitely in the PRC which amounted to RMB28.2 billion.

  Valuation allowances have been provided on the deferred tax assets mainly related to the tax losses carried forward due to the uncertainty surrounding their realization. If events occur in the future that improve the certainty of realization, an adjustment to the valuation allowances will be made and consequently income tax expenses will be reduced.

  As of March 31, 2017, the accumulated tax losses of subsidiaries incorporated in Singapore, Indonesia and Hong Kong, subject to the agreement of the relevant tax authorities, of RMB1,569 million, RMB1,545 million

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

7.     Income tax expenses (Continued)

  and RMB1,149 million, respectively, are allowed to be carried forward to offset against future taxable profits. Such carry forward of tax losses in Hong Kong and Singapore has no time limit, while the tax losses in Indonesia will expire, if unused, in the years ending March 31, 2018 through 2022. The accumulated tax losses of subsidiaries incorporated in the PRC, subject to the agreement of the PRC tax authorities, of RMB7,142 million as of March 31, 2017 will expire, if unused, in the years ending March 31, 2018 through 2022.

  Reconciliation of the differences between the statutory EIT rate applicable to profits of the consolidated entities and the income tax expenses of the Company:

	Year ended March 31,
	2015	2016	2017
	(in millions of RMB, except per share data)
Income before income tax and share of results of equity investees	32,326	81,468	60,029
Income tax computed at statutory EIT rate (25%)	8,082	20,367	15,007
Effect of different tax rates available to different jurisdictions	33	(869)	(772)
Effect of tax holiday and preferential tax benefit on assessable profits of subsidiaries incorporated in the PRC	(5,881)	(6,680)	(10,507)
Non-deductible expenses and non-taxable income, net (i)	3,368	(4,994)	6,090
Tax savings from additional deductions on certain research and development expenses available for subsidiaries incorporated in the PRC (ii)	(1,096)	(1,205)	(1,694)
Withholding tax on the earnings remitted and anticipated to be remitted	1,898	1,573	3,009
Change in valuation allowance, deduction of certain share-based compensation expense and others (iii)	12	257	2,643

Income tax expenses	6,416	8,449	13,776

Effect of tax holidays inside the PRC on basic earnings per share/ADS (RMB)	2.57	2.72	4.21

  (i)
  Expenses not deductible for tax purposes and non-taxable income primarily represent investment income (loss), share-based compensation expense, interest expense and exchange differences. Investment income (loss) during the year ended March 31, 2016 included gains from the revaluation of the Company's remaining equity interest in Alibaba Pictures (Note 4(j)) and from the revaluation of previously held equity interest relating to the acquisition of Alibaba Health (Note 4(h)). Investment income (loss) during the year ended March 31, 2017 included gains from the revaluation of previously held equity interest relating to the acquisition of Damai (Note 4(c)) and Youku Tudou (Note 4(f)).

  (ii)
  This amount represents tax incentives relating to the research and development expenses of certain major operating subsidiaries in the PRC. This tax incentive enables the Company to claim an additional tax deduction amounting to 50% of the qualified research and development expenses incurred.

  (iii)
  This amount primarily represents valuation allowance against the deferred tax assets associated with operating losses, amortization of licensed copyrights of video content and other timing differences which may not be realized as a tax benefit.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

8.     Share-based awards

  Share-based awards such as incentive and non-statutory options, restricted shares, RSUs, dividend equivalent rights, share appreciation rights and share payments may be granted to any directors, employees and consultants of the Company or affiliated companies under the employee share option plans adopted in 1999, 2004, 2005, the share incentive plan adopted in 2007 and the equity incentive plan adopted in 2011, which govern the terms of the awards. In September 2014, the Company adopted a post-IPO equity incentive plan (the "2014 Plan"). Share-based awards are only available for issuance under our 2014 Plan. If an award under the previous plan terminates, expires or lapses, or is cancelled for any reason, ordinary shares subject to the award become available for the grant of a new award under the 2014 Plan. On April 1, 2015 and each anniversary thereof, an additional amount equal to the lesser of (A) 25,000,000 ordinary shares, and (B) such lesser number of ordinary shares determined by the board of directors will become available for the grant of a new award under the 2014 Plan. The 2014 Plan has a ten-year term. All share-based awards granted under the 2014 Plan are subject to dilution protection should the capital structure of the Company be affected by a share split, reverse share split, share dividend or other dilutive action. The 2014 Plan has substantially similar terms as the plan adopted in 2011 except that (i) the 2014 Plan is administered by the compensation committee of the board (or a subcommittee thereof), or such other committee of the board to which the board has delegated power to act, or the board in the absence of any such committee, and (ii) certain terms are adjusted for the purposes of compliance with the Sarbanes-Oxley Act of 2002, U.S. Securities Act of 1933 and the regulations thereunder, as amended from time to time and U.S. Securities Exchange Act of 1934 and the regulations thereunder, as amended from time to time, among others. As of March 31, 2017, the number of shares authorized but unissued was 29,079,770 ordinary shares.

  Share options and RSUs granted are generally subject to a four-year vesting schedule as determined by the administrator of the plans. Under the four-year vesting schedule, depending on the nature and the purpose of the grant, share options and RSUs in general vest 25% or 50% upon the first or second anniversary of the vesting commencement date, respectively, as provided in the grant agreement, and 25% every year thereafter. No outstanding share options or RSUs will be exercisable or subject to vesting after the expiry of a maximum of six years from the date of grant. Starting from the year ended March 31, 2015, certain share options and RSUs granted to senior management members of the Company were subject to a six-year pro rata vesting schedule. No outstanding share options or RSUs will be exercisable or subject to vesting after the expiry of a maximum of eight years from the date of grant.

  Early exercise of share options is allowable under all the aforementioned plans; however, any unvested shares are subject to repurchase by the Company at the lower of the original exercise price or the fair market value upon termination of service contracts with the grantees.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

8.     Share-based awards (Continued)

(a)   Share options relating to ordinary shares of the Company

  A summary of changes in the share options relating to ordinary shares granted by the Company during the year ended March 31, 2017 is as follows:

	Number of share options	Weighted average exercise price	Weighted average remaining contractual life
		US$	(in years)
Outstanding at April 1, 2016	17,707,328	54.37	5.6
Granted	275,000	78.71
Exercised	(5,262,533)	41.04
Cancelled/forfeited/expired	(1,006,792)	42.68

Outstanding at March 31, 2017 (i)	11,713,003	61.94	5.0

Vested and exercisable at March 31, 2017	2,144,259	59.15	4.9
Vested and expected to vest at March 31, 2017 (ii)	11,347,974	61.42	5.0
  (i)
  Outstanding options as of March 31, 2017 include 1,141,875 unvested options early exercised.

  (ii)
  Share options expected to vest are the result of applying the pre-vesting forfeiture rate assumptions to total outstanding share options, including early exercised options.

  As of March 31, 2016 and 2017, 384,116 and 347,513 outstanding share options were held by non-employees, respectively. These share options are subject to re-measurement through each vesting date to determine the appropriate amount of the expense.

  As of March 31, 2017, the aggregate intrinsic value of all outstanding options was RMB3,704 million. As of the same date, the aggregate intrinsic value of options that were vested and exercisable and options that were vested and expected to vest is RMB719 million and RMB3,629 million, respectively.

  During the years ended March 31, 2015, 2016 and 2017, the weighted average grant date fair value of share options granted was US$23.07, US$28.65 and US$22.89, respectively, and the total grant date fair value of options vested during the same years was RMB134 million, RMB602 million and RMB348 million, respectively. During the same years, the aggregate intrinsic value of share options exercised was RMB488 million, RMB556 million and RMB1,799 million, respectively.

  Cash received from option exercises under the share option plans, including repayment of loans and interest receivable on employee loans for the exercise of vested options, for the years ended March 31, 2015, 2016 and 2017 was RMB313 million, RMB693 million and RMB287 million, respectively.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

8.     Share-based awards (Continued)

(a)   Share options relating to ordinary shares of the Company (Continued)

  The fair value of each option grant is estimated on the date of grant using the Black-Scholes model and the assumptions below:

	Year ended March 31,
	2015	2016	2017
Risk-free interest rate (i)	1.38% – 1.99%	1.24% – 1.79%	1.23% – 1.30%
Expected dividend yield (ii)	0%	0%	0%
Expected life (years) (iii)	4.25 – 5.75	4.25 – 5.75	4.38
Expected volatility (iv)	35.0% – 40.8%	33.4% – 35.7%	31.7% – 33.2%
  (i)
  Risk-free interest rate is based on the yields of United States Treasury securities with maturities similar to the expected life of the share options in effect at the time of grant.

  (ii)
  Expected dividend yield is assumed to be 0% as the Company has no history or expectation of paying a dividend on its ordinary shares.

  (iii)
  Expected life of share options is based on the average between the vesting period and the contractual term for each grant.

  (iv)
  Expected volatility is assumed based on the historical volatility of the Company's comparable companies in the period equal to the expected life of each grant.

  As of March 31, 2017, there were RMB566 million of unamortized compensation costs related to these outstanding share options, net of expected forfeitures and after re-measurement applicable to share options granted to non-employees. These amounts are expected to be recognized over a weighted average period of 2.4 years.

  During the years ended March 31, 2015, 2016 and 2017, the Company recognized share-based compensation expense of RMB1,152 million, RMB578 million and RMB524 million, respectively, in connection with the above share options, net of cash reimbursement from related companies, including Ant Financial Services (Note 22).

(b)   RSUs relating to ordinary shares of the Company

  A summary of changes in the RSUs related to ordinary shares granted by the Company during the year ended March 31, 2017 is as follows:

	Number of RSUs	Weighted- average grant date fair value
		US$
Awarded and unvested at April 1, 2016	71,836,365	59.75
Granted	25,796,789	82.41
Vested	(21,945,063)	54.74
Cancelled/forfeited	(6,092,372)	66.06

Awarded and unvested at March 31, 2017	69,595,719	69.18

Expected to vest at March 31, 2017 (i)	60,534,893	67.98

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

8.     Share-based awards (Continued)

(b)   RSUs relating to ordinary shares of the Company (Continued)

  (i)
  RSUs expected to vest are the result of applying the pre-vesting forfeiture rate assumptions to total outstanding RSUs.

  As of March 31, 2016 and 2017, 5,880,443 and 4,594,874 outstanding RSUs were granted to non-employees, respectively. These awards are subject to re-measurement through each vesting date to determine the appropriate amount of the expense.

  As of March 31, 2017, there were RMB12,847 million of unamortized compensation costs related to these outstanding RSUs, net of expected forfeitures and after re-measurement applicable to these awards granted to non-employees. These amounts are expected to be recognized over a weighted average period of 2.0 years.

  During the years ended March 31, 2015, 2016 and 2017, the Company recognized share-based compensation expense of RMB7,767 million, RMB9,915 million and RMB12,322 million, respectively, in connection with the above RSUs, net of cash reimbursement from related companies, including Ant Financial Services (Note 22).

(c)   Partner Capital Investment Plan relating to ordinary shares of the Company

  Beginning in 2013, the Company offered selected members of the Alibaba Partnership rights to acquire restricted shares of the Company. For the rights offered before 2016, such rights and the underlying restricted shares were subject to a non-compete provision, and the holders were entitled to purchase restricted shares at a price of US$14.50 per share during a four-year period. Upon the exercise of such rights, the underlying ordinary shares may not be transferred for a period of eight years from the date of subscription of the relevant rights. For the rights offered in 2016, such rights and the underlying restricted shares were subject to certain service provisions that were not related to employment, and holders were entitled to purchase restricted shares at a price of US$23.00 per share over a period of ten years from the vesting commencement date.

  The number of ordinary shares underlying these rights is 18,000,000 shares, of which the rights to subscribe for 16,500,000 shares were offered and subscribed up to March 31, 2017. The rights offered before 2016 were accounted for as a noncontrolling interest of the Company as such rights were issued by the subsidiaries and classified as equity at the subsidiary level. The rights offered in 2016 were accounted for as share options issued by the Company.

  As of March 31, 2017, there were RMB545 million of unamortized compensation costs related to these rights. These amounts are expected to be recognized over a weighted average period of 4.9 years. Share-based compensation expense of RMB211 million, nil and RMB241 million was recognized in connection with these rights for the years ended March 31, 2015, 2016 and 2017, respectively.

  The fair value of each right to acquire restricted shares is estimated on the subscription date using the Black-Scholes model and the assumptions below:

	Year ended March 31,
	2015	2016	2017
Risk-free interest rate (i)	1.50%	—	1.86%
Expected dividend yield (ii)	0%	—	0%
Expected life (years) (iii)	4.00	—	8.25
Expected volatility (iv)	38.1%	—	39.0%
Discount for post-vesting sale restrictions (v)	35.0%	—	—
  (i)
  Risk-free interest rate is based on the yields of United States Treasury securities with maturities similar to the expected life of the share-based awards in effect at the time of grant.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

8.     Share-based awards (Continued)

(c)   Partner Capital Investment Plan relating to ordinary shares of the Company (Continued)

  (ii)
  Expected dividend yield is assumed to be 0% as the Company has no history or expectation of paying a dividend on its ordinary shares.

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

  For accounting purposes, the cost relating to such share-based awards granted by the shareholder through Junhan is recognized by the Company as a shareholder contribution as the awards will ultimately be settled in cash by Junhan. The awards meet the definition of a financial derivative and are initially measured at their fair value. Given the nature of this transaction, the related expense will be recognized over the requisite service period in the consolidated income statements with a corresponding credit to additional paid-in capital. Subsequent changes in the fair value of the awards are recorded in the consolidated income statements through the date on which the underlying awards are settled by Junhan.

  As of March 31, 2017, there were RMB1,039 million of unamortized compensation costs related to these outstanding share-based awards of Ant Financial Services granted by Junhan, net of expected forfeitures and after re-measurement applicable to these awards. These amounts are expected to be recognized over a weighted average period of 1.6 years.

  During the years ended March 31, 2015, 2016 and 2017, the Company recognized expenses of RMB3,788 million, RMB5,506 million and RMB2,188 million in respect of the share-based awards relating to Ant Financial Services granted by Junhan, respectively.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

8.     Share-based awards (Continued)

(e)   Share-based compensation expense by function

	Year ended March 31,
	2015	2016	2017
	(in millions of RMB)
Cost of revenue	4,176	4,003	3,893
Product development expenses	3,876	5,703	5,712
Sales and marketing expenses	1,235	1,963	1,772
General and administrative expenses	3,741	4,413	4,618

Total	13,028	16,082	15,995

9.     Earnings per share

  Basic earnings per share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of outstanding ordinary shares, adjusted for outstanding ordinary shares that are subject to repurchase.

  For the calculation of diluted earnings per share, net income attributable to ordinary shareholders for basic earnings per share is adjusted by the effect of dilutive securities, including share-based awards, under the treasury stock method. In addition, the computation of the diluted earnings per share assumes the conversion of Convertible Preference Shares (Note 21) since their issuance. Potentially dilutive securities, of which the amounts are insignificant, have been excluded from the computation of diluted net income per share if their inclusion is anti-dilutive.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

9.     Earnings per share (Continued)

  The following table sets forth the computation of basic and diluted net income per share/ADS for the following periods:

	Year ended March 31,
	2015	2016	2017
	(in millions of RMB, except share data and per share data)
Numerator:
Net income attributable to ordinary shareholders for computing net income per ordinary share — basic	24,149	71,460	43,675
Reversal of accretion of Convertible Preference Shares	15	—	—
Reversal of dividend of Convertible Preference Shares	97	—	—
Dilution effect arising from share-based awards issued by a subsidiary and equity investees	—	—	(11)

Net income attributable to ordinary shareholders for computing net income per ordinary share — diluted	24,261	71,460	43,664
Shares (denominator):
Weighted average number of shares used in calculating net income per ordinary share — basic (million shares)	2,337	2,458	2,493
Adjustments for dilutive share options and RSUs (million shares)	120	104	80
Conversion of Convertible Preference Shares (million shares)	43	—	—

Weighted average number of shares used in calculating net income per ordinary share — diluted (million shares)	2,500	2,562	2,573
Net income per ordinary share/ADS — basic (RMB)	10.33	29.07	17.52

Net income per ordinary share/ADS — diluted (RMB)	9.70	27.89	16.97

10.     Restricted cash and escrow receivables

	As at March 31,
	2016	2017
	(in millions of RMB)
Cash pledged for a bank in connection with its loan facilities for option exercise in favor of employees of the Company and its related companies	302	—
Cash pledged for treasury management activities	760	—
Money received or receivable on escrow services offered by AliExpress (i)	—	2,528
Others	284	127

	1,346	2,655

  (i)
  The amount represents customer funds held by external payment networks outside the PRC in relation to the online transaction services of AliExpress with a corresponding liability recorded under escrow money payable.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

11.   Investment securities and fair value disclosure

	As of March 31, 2016
	Original cost	Gross unrealized gains	Gross unrealized losses	Provision for decline in value	Fair value
	(in millions of RMB)
Assets
Trading securities:
Listed equity securities	646	230	(105)	—	771
Financial derivatives	7	171	—	—	178
Available-for-sale securities:
Listed equity securities and other treasury investments	12,701	5,940	(438)	(957)	17,246
Held-to-maturity securities	10,760	—	—	(7)	10,753
Investment securities accounted for under the fair value option	4,256	366	—	—	4,622

	28,370	6,707	(543)	(964)	33,570

	As of March 31, 2017
	Original cost	Gross unrealized gains	Gross unrealized losses	Provision for decline in value	Fair value
	(in millions of RMB)
Assets
Available-for-sale securities:
Listed equity securities	15,325	9,792	(836)	(1,019)	23,262
Held-to-maturity securities	12,241	—	—	(180)	12,061
Investment securities accounted for under the fair value option	183	—	—	—	183

	27,749	9,792	(836)	(1,199)	35,506

  During the years ended March 31, 2016 and 2017, the Company completed several investments accounted for as investment securities. Details of these significant investments are summarized in Note 4.

  During the years ended March 31, 2015, 2016 and 2017, gross realized gains of RMB141 million, RMB1,012 million and RMB6,306 million and gross realized losses of RMB97 million, RMB410 million and RMB534 million from disposals of investment securities were recognized in interest and investment income, net in the consolidated income statements, respectively. During the same period, impairment losses of nil, RMB962 million and RMB173 million were charged in interest and investment income, net in the consolidated income statements, respectively, as a result of other-than-temporary decline in values related to a listed equity security and held-to-maturity securities.

  As of March 31, 2015, 2016 and 2017, net unrealized gains of RMB3,384 million, RMB5,502 million and RMB8,956 million on available-for-sale securities were recorded in accumulated other comprehensive income, respectively. For available-for-sale securities with unrealized losses, their related aggregate fair values amounted to RMB4,929 million, RMB1,751 million and RMB4,366 million as of March 31, 2015, 2016 and 2017, respectively. The carrying amounts of available-for-sale securities that were in a loss position over twelve months were insignificant as of the same dates.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

11.   Investment securities and fair value disclosure (Continued)

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

  Fair value of short-term investments and listed equity securities are based on quoted prices in active markets for identical assets or liabilities. All other financial instruments, such as derivative instruments and forward exchange contracts, are valued based on quoted market prices of similar instruments and other significant inputs derived from or corroborated by observable market data. Convertible and exchangeable bonds are valued using binomial model with unobservable inputs including risk-free interest rate, expected volatility and dividend yield. Contingent consideration is valued using an expected cashflow method with unobservable inputs including the probability to achieve the operating and financial targets, which is assessed by the Company, in connection with the contingent consideration arrangements.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

11.   Investment securities and fair value disclosure (Continued)

  The following table summarizes the Company's assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy:

	As of March 31, 2016
	Level 1	Level 2	Level 3	Total
	(in millions of RMB)
Assets
Short-term investments	4,700	—	—	4,700
Restricted cash and escrow receivables	1,346	—	—	1,346
Trading securities:
Listed equity securities	771	—	—	771
Financial derivatives	—	178	—	178
Available-for-sale securities:
Listed equity securities	17,246	—	—	17,246
Investment securities accounted for under the fair value option	—	—	4,622	4,622

	24,063	178	4,622	28,863

Liabilities
Forward exchange contracts	—	461	—	461
Contingent consideration in relation to investments and acquisitions	—	—	1,264	1,264

	—	461	1,264	1,725

	As of March 31, 2017
	Level 1	Level 2	Level 3	Total
	(in millions of RMB)
Assets
Short-term investments	3,011	—	—	3,011
Restricted cash and escrow receivables	2,655	—	—	2,655
Available-for-sale securities:
Listed equity securities	23,262	—	—	23,262
Investment securities accounted for under the fair value option	—	—	183	183
Interest rate swap contracts	—	436	—	436

	28,928	436	183	29,547

Liabilities
Forward exchange contracts	—	78	—	78
Contingent consideration in relation to investments and acquisitions	—	—	921	921

	—	78	921	999

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

11.   Investment securities and fair value disclosure (Continued)

  Convertible and exchangeable bonds accounted for under the fair value option:

Amounts
(in millions of RMB)
Balance at April 1, 2015	3,719
Net increase in fair value	630
Foreign currency translation adjustments	273

Balance at March 31, 2016	4,622
Decrease in fair value	(113)
Conversion or exchange (Notes 4(o) and 4(v))	(4,678)
Foreign currency translation adjustments	169

Balance at March 31, 2017	—

  Contingent consideration in relation to investments and acquisitions:

Amounts
(in millions of RMB)
Balance at April 1, 2015	1,278
Net decrease in fair value	(14)

Balance at March 31, 2016	1,264
Additions	293
Net decrease in fair value	(642)
Foreign currency translation adjustment	6

Balance at March 31, 2017	921

  Other than contingent consideration disclosed in Note 4(l), other items included in contingent consideration as of March 31, 2016 and 2017 are individually insignificant.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

12.   Prepayments, receivables and other assets

	As of March 31,
	2016	2017
	(in millions of RMB)
Current:
VAT receivables (i)	6,589	8,810
Accounts receivable, net of allowance	1,209	4,388
Amounts due from related companies (ii)	3,236	4,131
Prepaid cost of revenue, sales and marketing expenses and others	1,242	3,388
Receivable for proceeds from disposal of investments	—	2,786
Deferred direct selling costs (iii)	948	1,283
Loan receivables, net	390	812
Advances to customers and merchants	435	788
Deferred tax assets (Note 7)	451	652
Interest receivables	314	447
Licensed copyrights of video content	—	327
Employee loans and advances (iv)	124	176
Others	2,055	1,072

	16,993	29,060

Non-current:
Prepayment for acquisition of property and equipment	4,358	4,018
Prepayment for licensed copyrights of video content and others	—	1,639
Employee loans (iv)	451	451
Fair value of interest rate swap contracts	—	436
Deferred tax assets (Note 7)	30	386
Deferred direct selling costs (iii)	148	114
Prepaid upfront fees related to long-term borrowings	184	53
Others	666	954

	5,837	8,051

  (i)
  VAT receivables mainly represent VAT receivable from relevant PRC tax authorities arising from OneTouch's VAT refund service. OneTouch provides advance settlement of relevant VAT refund amounts to its customers prior to receiving such VAT refund from tax authorities. To provide this service, OneTouch relies on short-term banking facilities and takes on credit risk if OneTouch fails to recover the prepaid VAT amount.

  (ii)
  Amounts due from related parties primarily represent balances arising from transactions with Ant Financial Services and its subsidiaries (Note 4(b) and 22). The balances are unsecured, interest free and repayable within the next twelve months.

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

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

12.   Prepayments, receivables and other assets (Continued)

  (iv)
  Employee loans mainly represent full recourse, interest-bearing share purchase, option exercise and tax loans, with a term of four to five years, to employees of the Company and its related companies in order to finance their purchase of ordinary shares, exercise of options underlying the ordinary shares as well as payment of related personal taxes. Such employee loans are pledged by the ordinary shares owned by the employees and carry interest at market rates. The balance also includes an interest-free loan program, with a term of five years, to eligible employees for purchase of their first residential properties.

13.   Investment in equity investees

	Cost method	Equity method	Total
	(in millions of RMB)
Balance at April 1, 2015	15,673	18,204	33,877
Additions (i)	19,764	41,968	61,732
Share of results, other comprehensive income and other reserves (ii)	—	(1,296)	(1,296)
Less: disposals and transfers (iii)	(2,150)	(751)	(2,901)
Less: impairment loss	(902)	—	(902)
Foreign currency translation adjustments	879	72	951

Balance at March 31, 2016	33,264	58,197	91,461
Additions (i)	8,860	35,154	44,014
Share of results, other comprehensive income and other reserves (ii)	—	(2,074)	(2,074)
Less: disposals and transfers (iii)	(6,275)	(6,215)	(12,490)
Less: impairment loss	(2,125)	(245)	(2,370)
Foreign currency translation adjustments	1,680	147	1,827

Balance at March 31, 2017	35,404	84,964	120,368

  (i)
  Additions during the year ended March 31, 2016 included the fair value of the retained noncontrolling investment in Alibaba Pictures which is accounted for as an equity method investee after the deconsolidation (Note 4(j)). Additions during the year ended March 31, 2017 included the investments of RRS (Note 4(o)) and Intime (Note 4(v)). The investment in RRS is accounted for as an equity method investee upon the exchange of the convertible and exchangeable bond in January 2017. The investment in Intime was accounted for as an equity method investee upon the conversion of the convertible bond in June 2016 and before the privatization of Intime in May 2017.

  (ii)
  Share of results, other comprehensive income and other reserves included the share of results of the equity investees, the gain or loss arising from the deemed disposal of the equity investees and the amortization of basis differences. The balance excluded the expenses in connection with the share-based awards relating to ordinary shares of the Company and Ant Financial Services granted to employees of certain equity investees (Note 8(d)).

  (iii)
  During the year ended March 31, 2016, disposals under the cost method were primarily related to the partial disposal of the Company's investment in an equity investee. A gain of approximately RMB3,078 million arising from such disposal was recognized in interest and investment income, net in the consolidated income statement. Transfers under the equity method were primarily related to the consolidation of Alibaba Health upon which the control was obtained by the Company (Note 4(h)).

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

13.   Investment in equity investees (Continued)

    During the year ended March 31, 2017, transfers under the cost method were primarily related to the completion of the reverse takeover of YTO Express (Note 4(r)), the step acquisition of Damai (Note 4(c)) and the completion of an initial public offering of a cost method investee. Transfers under the equity method were primarily related to the step acquisition of Youku Tudou (Note 4(f)).

  During the years ended March 31, 2015, 2016 and 2017, the Company completed several investments accounted for as equity investees. Details of the significant investments are summarized in Note 4.

  The Company continually reviews its investments in equity investees to determine whether a decline in fair value below the carrying value is other-than-temporary. The primary factors the Company considers in its determination include the financial condition, operating performance and the prospects of the equity investee; other company specific information such as recent financing rounds; and the length of time that the fair value of the investment is below its carrying value. If the decline in fair value is deemed to be other-than-temporary, the carrying value of the equity investee is written down to fair value. Impairment charges in connection with the equity method investments of RMB438 million, nil and RMB245 million were recorded in share of results of equity investees in the consolidated income statements for the years ended March 31, 2015, 2016 and 2017, respectively. Impairment charges in connection with the cost method investments of RMB419 million, RMB902 million and RMB2,125 million were recorded in interest and investment income, net in the consolidated income statements for the years ended March 31, 2015, 2016 and 2017, respectively. The fair value measurements with respect to such impairment losses were individually insignificant and utilized a number of different unobservable inputs not subject to meaningful aggregation.

  As of March 31, 2017, the aggregate carrying amount and market value of the equity method investments that are publicly traded amounted to RMB67,767 million and RMB67,793 million, respectively. In particular, the market value of the Company's investment in Alibaba Pictures has remained below its carrying value of RMB30,102 million based on its quoted market prices since July 2015. As of March 31, 2017, the difference between the market value of this investment and the carrying value amounted to RMB14,487 million. For this investment, the Company further evaluated relevant positive and negative factors, including the development stage and business plan of Alibaba Pictures, comparison of actual financial performance against budget in recent years, business and industry outlook, capability of management team, collaboration with the Company, implied market value with reference to price-to-earnings ratios of comparable companies, valuation conducted by an independent valuer and geographic region, market and industry in which Alibaba Pictures operates. The Company determined that the decline in market value against its carrying amount was not other-than-temporary.

  As of March 31, 2016 and 2017, the cost method investments with an aggregate carrying amount of RMB9,223 million and RMB17,273 million have appreciated in value and the Company estimated the fair value to be approximately RMB25,639 million and RMB46,351 million, respectively. As of the same dates, for certain other cost method investments with carrying amounts of RMB24,041 million and RMB18,131 million, the Company identified no events or changes in circumstances that may have a significant adverse effect on the fair value of the investments and determined that it is not practicable to estimate their fair values, respectively.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

13.   Investment in equity investees (Continued)

  For the year ended March 31, 2017, equity method investments held by the Company in aggregate have met the significance criteria as defined under Rule 4-08 (g) of Regulation S-X. As such, the Company is required to present summarized financial information for all of its equity method investments as a group as follows:

	Year ended March 31,
	2015	2016	2017
	(in millions of RMB)
Operating data:
Revenue	12,010	20,808	125,701
Cost of revenue	(9,816)	(17,505)	(109,790)
Loss from operations	(1,238)	(5,429)	(9,071)
Net loss	(1,269)	(1,504)	(6,743)

	As of March 31,
	2016	2017
	(in millions of RMB)
Balance sheet data:
Current assets	42,700	137,900
Non-current assets	33,532	122,844
Current liabilities	15,125	93,354
Non-current liabilities	537	12,375
Noncontrolling interests	809	7,443

14.   Property and equipment, net

	As of March 31,
	2016	2017
	(in millions of RMB)
Computer equipment and software	13,289	18,427
Buildings and leasehold improvements	6,155	10,529
Construction in progress	1,883	2,627
Furniture, office and transportation equipment	483	884

	21,810	32,467
Less: accumulated depreciation and amortization	(8,181)	(12,261)

Net book value	13,629	20,206

  Depreciation and amortization expenses recognized for the years ended March 31, 2015, 2016 and 2017 were RMB2,282 million, RMB3,699 million and RMB5,177 million, respectively.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

15.   Intangible assets, net

	As of March 31,
	2016	2017
	(in millions of RMB)
Non-compete agreements	4,284	5,915
Developed technology and patents	3,652	4,793
Trade names, trademarks and domain names	2,222	8,100
User base and customer relationships	1,234	4,169
Licensed copyrights of video content	787	6,087
Others	—	32
Less: accumulated amortization and impairment	(6,809)	(14,988)

Net book value	5,370	14,108

  Amortization expenses recognized for the years ended March 31, 2015, 2016 and 2017 amounted to RMB2,173 million, RMB3,278 million and RMB9,008 million, respectively.

  The estimated aggregate amortization expenses for each of the five succeeding fiscal years and thereafter are as follows:

Amounts
(in millions of RMB)
For the year ending March 31,
2018	6,129
2019	2,880
2020	906
2021	429
2022	417
Thereafter	3,347

14,108

16.   Goodwill

  Changes in the carrying amount of goodwill by segment for the years ended March 31, 2016 and 2017 were as follows:

	Core commerce	Cloud computing	Digital media and entertainment	Innovation initiatives and others	Total
	(in millions of RMB)
Balance as of April 1, 2015	16,297	368	20,498	4,770	41,933
Additions	49,926	—	797	—	50,723
Deconsolidation of a subsidiary (Note 4(j))	—	—	(10,556)	—	(10,556)
Impairment	—	—	(361)	(94)	(455)

Balance as of March 31, 2016	66,223	368	10,378	4,676	81,645
Additions	13,298	—	30,110	—	43,408
Foreign currency translation adjustments	334	—	33	—	367

Balance as of March 31, 2017	79,855	368	40,521	4,676	125,420

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

16.   Goodwill (Continued)

  Gross goodwill balances were RMB85,095 million and RMB128,870 million as of March 31, 2016 and 2017, respectively. Accumulated impairment losses were RMB3,450 million and RMB3,450 million as of the same dates, respectively.

  In the annual goodwill impairment assessment, the Company concluded that the carrying amounts of certain reporting units exceeded their respective fair values and recorded impairment losses of RMB175 million, RMB455 million and nil during the years ended March 31, 2015, 2016 and 2017, respectively. The impairment losses were resulted from a revision of long-term financial outlook and the change in business model of those reporting units. The impairment loss was determined by comparing the carrying amounts of goodwill associated with the reporting units with their respective implied fair values of the goodwill. The goodwill impairment is presented as an unallocated item in the segment information (Note 26) because the CODM of the Company does not consider this as part of the segment operating performance measure.

17.   Deferred revenue and customer advances

  Deferred revenue and customer advances primarily represent service fees prepaid by merchants or customers for which the relevant services have not been provided. The respective balances are as follows:

	As of March 31,
	2016	2017
	(in millions of RMB)
Deferred revenue	7,236	9,643
Customer advances	3,479	6,050

	10,715	15,693
Less: current portion	(10,297)	(15,052)

Non-current portion	418	641

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

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

18.   Accrued expenses, accounts payable and other liabilities

	As of March 31,
	2016	2017
	(in millions of RMB)
Current:
Accrued cost of revenue and sales and marketing expenses	8,328	20,165
Accrued bonus and staff costs, including sales commission	8,210	8,249
Accruals for purchases of property and equipment	1,248	2,554
Other deposits and advances received in relation to services on e-commerce marketplaces	2,021	3,023
Amounts due to related companies (i)	1,456	2,167
Contingent and deferred consideration in relation to investments and acquisitions	322	2,311
Payable to third party marketing affiliates	1,051	1,566
Other taxes payable (ii)	943	1,549
Accrued donations	549	880
Accrued professional services expenses	603	709
Accrual for interest expense	571	445
Unvested share options exercised	321	146
Liabilities arising from treasury management activities	539	78
Others	1,172	3,344

	27,334	47,186

Non-current:
Contingent and deferred consideration in relation to investments and acquisitions	1,851	630
Others	315	660

	2,166	1,290

  (i)
  Amounts due to related companies primarily represent balances arising from the transactions with Ant Financial Services and its subsidiaries (Note 22). The balances are unsecured, interest free and repayable within the next twelve months.

  (ii)
  Other taxes payable represents business tax, VAT and related surcharges and PRC individual income tax of employees withheld by the Company.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

19.   Bank borrowings

  Bank borrowings are analyzed as follows:

	As of March 31
	2016	2017
	(in millions of RMB)
US$4.0 billion syndicated loan denominated in US$ (i)	—	27,346
Long-term borrowings (ii)	1,871	3,613
Short-term borrowings (iii)	4,304	5,948

	6,175	36,907
Less: current portion	(4,304)	(5,948)

Non-current portion	1,871	30,959

  (i)
  During the year ended March 31, 2017, the Company completed the drawdown of a five-year US$4.0 billion syndicated loan, which was entered into with a group of eight lead arrangers. The loan has a five-year bullet maturity and is priced at 110 basis points over LIBOR. The related floating interest payments are hedged by certain interest rate swap contracts entered into by the Company. The proceeds of the loan were used for general corporate and working capital purposes (including acquisitions).

  (ii)
  As of March 31, 2016 and 2017, the Company had long-term borrowings from banks with weighted average interest rates of approximately 4.9% and 4.6%, respectively. Other loans are collateralized by a pledge of certain land use rights, buildings and leasehold improvements, bank deposits and construction in progress in the PRC with carrying values of RMB3,583 million and RMB6,680 million as of March 31, 2016 and 2017, respectively. Such borrowings are all denominated in RMB.

  (iii)
  As of March 31, 2016 and 2017, the Company had short-term borrowings from banks which were repayable within one year or on demand and charged at interest rates ranging from 4.0% to 7.1% and 1.7% to 4.8% per annum, respectively. Such borrowings are denominated in RMB or US$.

  In April 2017, the Company replaced its US$3.0 billion revolving credit facility, which was not drawn, with a new revolving credit facility provided by certain financial institutions for an amount of US$5.15 billion which has not yet been drawn down. The interest rate on any outstanding utilized amount under this new credit facility is calculated based on LIBOR plus 95 basis points. This facility is reserved for general corporate and working capital purposes (including acquisitions).

  As of March 31, 2017, the borrowings will be due according to the following schedule:

Principal amounts
(in millions of RMB)
Within 1 year	5,948
Between 1 to 2 years	1,229
Between 2 to 3 years	1,459
Between 3 to 4 years	254
Between 4 to 5 years	27,350
Beyond 5 years	667

36,907

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

20.   Unsecured senior notes

  In November 2014, the Company issued unsecured senior notes included floating rate and fixed rate notes with varying maturities for an aggregate principal amount of US$8.0 billion. These notes are senior unsecured obligations which are listed on the Hong Kong Stock Exchange, and interest is payable in arrears, quarterly for the floating rate notes and semiannually for the fixed-rate notes.

  The following table provides a summary of the Company's unsecured senior notes as of March 31, 2017:

	Amounts	Effective interest rate
	(in millions of RMB)
US$300 million floating rate notes due 2017	2,066	1.69%
US$1,000 million 1.625% notes due 2017	6,883	1.77%
US$2,250 million 2.500% notes due 2019	15,434	2.67%
US$1,500 million 3.125% notes due 2021	10,268	3.26%
US$2,250 million 3.600% notes due 2024	15,414	3.68%
US$700 million 4.500% notes due 2034	4,760	4.60%

Carrying value	54,825
Unamortized discount and debt issuance costs	298

Total principal amounts of unsecured senior notes	55,123
Less: current portion of principal amounts of unsecured senior notes	(8,957)

Non-current portion of principal amounts of unsecured senior notes	46,166

  The unsecured senior notes were issued at a discount amounting to US$24 million (RMB150 million). The debt issuance costs of US$39 million (RMB238 million) were presented as a direct deduction from the principal amount of the unsecured senior notes on the consolidated balance sheets. The effective interest rates for the unsecured senior notes include the interest charged on the notes as well as amortization of the debt discounts and debt issuance costs.

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

  The proceeds from issuance of the unsecured senior notes were used in full to refinance a previous syndicated loan in the same amount. The related unamortized upfront fees of RMB830 million of such syndicated loan were charged to interest expense on the consolidated income statements upon the repayment of the syndicated loan during the year ended March 31, 2015.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

20.   Unsecured senior notes (Continued)

  As of March 31, 2017, the future principal payments for the Company's unsecured senior notes will be due according to the following schedule:

Principal amounts
(in millions of RMB)
Within 1 year	8,957
Between 1 to 2 years	—
Between 2 to 3 years	15,503
Between 3 to 4 years	—
Between 4 to 5 years	10,336
Thereafter	20,327

55,123

  As of March 31, 2017, the fair value of the Company's unsecured senior notes, based on Level 2 inputs, was US$8,072 million (RMB55,616 million).

21.   Convertible Preference Shares

  As part of the arrangement for the repurchase of ordinary shares from Yahoo in 2012, the Company issued convertible preference shares to Yahoo with a liquidation preference of US$1.7 billion (RMB10.7 billion) (the "Convertible Preference Shares"), net of issuance cost of RMB157 million.

  The Convertible Preference Shares were redeemable at an amount equal to their liquidation preference plus accrued and unpaid dividends at the Company's option at any time subsequent to the first anniversary of the issue date if certain conditions were met, and were mandatorily redeemable on the fifth anniversary of the issue date unless previously redeemed. The holder of the Convertible Preference Shares was entitled to semi-annual dividends at a pre-determined rate until such shares were redeemed. Such dividend rate shall be 2.0% per annum prior to the second anniversary of the issuance date, 5.0% per annum commencing on the second anniversary of the issuance date until the mandatory redemption date, and 8.0% per annum thereafter until the Convertible Preference Shares were redeemed or converted into ordinary shares. The Convertible Preference Shares were convertible at the holder's option at any time at an initial conversion price of US$18.50 per share subject to certain adjustments, and shall be mandatorily converted concurrently with the closing of a qualified IPO as defined in the Convertible Preference Share purchase agreement. The holder of such shares had no voting rights. The Convertible Preference Shares were classified in the mezzanine section between liabilities and equity on the consolidated balance sheets due to their mandatory redemption provision. Costs incurred in connection with the issuance of the Convertible Preference Shares were recorded as a reduction of the related proceeds received, and the related accretion was charged against additional paid-in capital over the period from the issuance date until the mandatory redemption date of such shares. The Convertible Preference Shares were converted into ordinary shares of the Company upon the closing of the Company's initial public offering in September 2014 (Note 4(a)).

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

22.   Related party transactions

  During the years ended March 31, 2015, 2016 and 2017, other than disclosed elsewhere, the Company had the following material related party transactions:

  Transactions with Yahoo

	Year ended March 31,
	2015	2016	2017
	(in millions of RMB)
Amount incurred or disbursed by the Company
Royalty fee (i)	448	—	—
Purchase of patents (ii)	144	—	—
  (i)
  The Company and Yahoo entered into a Technology and Intellectual Property Licensing Agreement in October 2005 whereby Yahoo granted to the Company the use of certain intellectual property and the Company agreed to pay Yahoo a royalty fee equal to 2%, until December 31, 2012 and equal to 1.5% thereafter, of revenues recognized on a consolidated basis under U.S. GAAP, less traffic acquisition costs incurred in connection with third-party distribution partners, business tax, VAT or similar sales tax based on revenue paid to governments. The arrangement was terminated upon the completion the Company's initial public offering in September 2014. Such royalty expense was recognized in product development expenses.

  (ii)
  The Company and Yahoo entered into a patent sale and assignment agreement during the year ended March 31, 2015 pursuant to which the Company acquired ownership of certain patents for an aggregate consideration of US$24 million.

  Transactions with Ant Financial Services, Alipay, Koubei and their affiliates

	Year ended March 31,
	2015	2016	2017
	(in millions of RMB)
Amount earned by the Company
Royalty fee and software technology services fee (i)	1,667	1,122	2,086
SME Annual Fee (ii)	90	708	847
Reimbursement on options and RSUs (iii)	206	113	54
Commission on transactions (iv)	—	246	409
Cloud computing revenue (iv)	—	104	264
Other services (iv)	158	736	621

	2,121	3,029	4,281

Amount incurred by the Company
Payment processing fee (v)	3,853	4,898	5,487
Other services (iv)	306	299	952

	4,159	5,197	6,439

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

22.   Related party transactions (Continued)

  (i)
  In 2011, the Company entered into an Intellectual Property License and Software Technology Services Agreement with Alipay whereby the Company licenses certain intellectual property and provides certain software technology services to Alipay in exchange for a royalty fee and software technology services fee in an amount equal to the costs incurred by the Company in providing the software technology services plus 49.9% of the consolidated pre-tax income of Alipay and its subsidiaries (Note 4(b)), effective from December 2011. In 2014, the Intellectual Property License and Software Technology Services Agreement was terminated and the Company entered into the amended Alipay IPLA with Ant Financial Services. Under the amended Alipay IPLA, the Company receives the Profit Share Payments amounting to the sum of an expense reimbursement plus 37.5% of the consolidated pre-tax income of Ant Financial Services, subject to certain adjustments (Note 4(b)), effective from August 2014.

    Royalty fee and software technology services fee under the Intellectual Property License and Software Technology Services Agreement and the Profit Share Payments were recognized in consolidated income statements, net of the costs incurred for the provision of the software technology services reimbursed by Alipay. The amounts reimbursed by Ant Financial Services to the Company were RMB486 million, RMB274 million and RMB245 million for the years ended March 31, 2015, 2016 and 2017, respectively.

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

  (iii)
  The Company entered into agreements with Ant Financial Services in 2012 and 2013 under which the Company will receive a reimbursement for options and RSUs relating to the ordinary shares granted to the employees of Ant Financial Services and its subsidiaries during the period from December 14, 2011 to March 31, 2014. Pursuant to the agreements, the Company will, upon vesting of such options and RSUs, receive a cash reimbursement equal to their respective grant date fair value. As this arrangement relates to share-based awards previously granted by the Company, the reimbursement is recognized as a reduction of share-based compensation expense. The Company also entered into a similar agreement relating to share-based awards granted to the employees of Koubei and its subsidiaries, and the amounts are not material.

  (iv)
  The Company also has other commercial arrangements, treasury management arrangements and cost sharing arrangements with Ant Financial Services, its subsidiaries and affiliates as well as Koubei on various sales and marketing, cloud computing, treasury management and other administrative services.

  (v)
  The Company and Alipay, among others, entered into a commercial agreement in 2011 whereby the Company receives payment processing services in exchange for a Payment Processing Fee (Note 4(b)), which was recognized in cost of revenue.

  As of March 31, 2016 and 2017, the Company had certain amounts of cash and short-term investments held in accounts managed by Alipay (Note 2(p) and 2(q)). In addition, as of March 31, 2016, the Company had certain assets and liabilities with a net amount of RMB1,517 million that are managed by a subsidiary of Ant Financial Services which primarily comprised of cash and investment securities.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

22.   Related party transactions (Continued)

  Transactions with management of the Company

  Certain members of management of the Company have purchased their own aircrafts for both business and personal use. The use of these aircrafts in connection with the performance of their duties as employees is free of charge, and the Company has agreed to reimburse the cost of maintenance, crew and operations of the aircraft relating to the use of these aircrafts for business purposes. Such reimbursement of the maintenance and incidental costs was insignificant for the years ended March 31, 2015, 2016 and 2017.

  Transactions with Cainiao Network

  The Company entered into an agreement with Cainiao Network during the year ended March 31, 2016 whereby the Company disposed of a wholly-owned subsidiary to Cainiao Network for cash consideration of US$33 million (RMB204 million). The major asset of the disposed subsidiary consist of a land use right in the PRC. The gain on disposal for the year ended March 31, 2016 amounted to RMB3 million.

  The Company has commercial arrangements with Cainiao Network to receive certain logistics services. Expenses incurred in connection with the logistics services provided by Cainiao Network of RMB785 million, RMB2,370 million and RMB4,444 million were recorded in the consolidated income statements for the years ended March 31, 2015, 2016 and 2017, respectively.

  The Company also has cost sharing and other services arrangements with Cainiao Network and its subsidiaries primarily related to various administrative services and cloud computing services. In connection with these services provided by the Company, RMB20 million, RMB86 million and RMB152 million were recorded in the consolidated income statements for the years ended March 31, 2015, 2016 and 2017, respectively.

  Transactions with Weibo

  The Company entered into a strategic collaboration agreement and a marketing cooperation agreement with Weibo during the year ended March 31, 2014, which expired in January 2016. Expenses incurred in connection with the marketing services provided by Weibo pursuant to these agreements and other commercial arrangements of RMB654 million, RMB715 million and RMB340 million were recorded in the cost of revenue and sales and marketing expenses in the consolidated income statements for the years ended March 31, 2015, 2016 and 2017, respectively.

  The Company also has other commercial arrangements with Weibo primarily related to cloud computing services. In connection with such services provided by the Company, RMB2 million, RMB38 million and RMB105 million were recorded in revenue in the consolidated income statements for the years ended March 31, 2015, 2016 and 2017, respectively.

  Repurchase of ordinary shares from Softbank

  In June 2016, the Company entered into a share purchase agreement with SoftBank, pursuant to which the Company repurchased 27,027,027 ordinary shares from SoftBank at US$74.00 per share for an aggregate consideration of approximately US$2.0 billion. Such ordinary shares were cancelled upon the completion of the transaction.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

22.   Related party transactions (Continued)

  Other transactions

  The Company's ecosystem offers different platforms on which different enterprises operate and the Company believes that all transactions on the Company's platforms are conducted on terms obtained in arms-length transactions with similar unrelated parties.

  Other than the transactions disclosed above or elsewhere in the consolidated financial statements, the Company has commercial arrangements with SoftBank, Yahoo, its equity investees and other related parties to provide and receive certain marketing, logistics, traffic acquisition, cloud computing and other services and products. The amounts relating to these services provided and received represent less than 1% of the Company's revenue and total expenses, respectively, for the years ended March 31, 2015, 2016 and 2017.

  In addition, the Company has made certain acquisitions and equity investments together with related parties from time to time during the years ended March 31, 2015, 2016 and 2017. The agreements for acquisitions and equity investments were entered into by the parties involved and conducted on fair value basis. The significant acquisitions and equity investments together with related parties are included in Note 4.

23.   Restricted net assets

  PRC laws and regulations permit payments of dividends by the Company's subsidiaries and consolidated VIEs incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Company's subsidiaries and consolidated VIEs incorporated in the PRC are required to annually appropriate 10% of their net income to the statutory reserve prior to payment of any dividends, unless such reserve have reached 50% of their respective registered capital. Furthermore, registered share capital and capital reserve accounts are also restricted from withdrawal in the PRC, up to the amount of net assets held in each subsidiary and consolidated VIE. As a result of the restrictions described above and elsewhere under PRC laws and regulations, the Company's subsidiaries and consolidated VIEs incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Company in the form of dividends. Such restriction amounted to RMB45,472 million as of March 31, 2017. Even though the Company currently does not require any such dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, funding of future acquisitions and development, or merely to declare and pay dividends or distributions to its shareholders. Except for the above or disclosed elsewhere, there is no other restriction on the use of proceeds generated by the Company's subsidiaries and consolidated VIEs to satisfy any obligations of the Company.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

24.   Commitments

(a)   Capital commitments

  Capital expenditures contracted for are analyzed as follows:

	As of March 31,
	2016	2017
	(in millions of RMB)
Contracted but not provided for:
Purchase of property and equipment	803	1,771
Construction of corporate campuses	1,688	2,838

	2,491	4,609

(b)   Operating lease commitments for office facility and transportation equipment

  The Company has leased office premises and transportation equipment under non-cancellable operating lease agreements. These leases have varying terms and renewal rights. The future aggregate minimum lease payments under non-cancellable operating leases are as follows:

	As of March 31,
	2016	2017
	(in millions of RMB)
No later than 1 year	394	862
Later than 1 year and no later than 5 years	441	1,593
More than 5 years	65	834

Total	900	3,289

  For the years ended March 31, 2015, 2016 and 2017, the Company incurred rental expenses under operating leases of RMB322 million, RMB451 million and RMB747 million, respectively.

(c)   Commitments for co-location, bandwidth fees and marketing expenses

	As of March 31,
	2016	2017
	(in millions of RMB)
No later than 1 year	2,680	3,777
Later than 1 year and no later than 5 years	4,919	6,680
More than 5 years	823	3,678

Total	8,422	14,135

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

24.   Commitments (Continued)

(d)  Investment commitments

  The Company was obligated to pay up to RMB65,597 million and RMB17,495 million for business combinations and the acquisition of investment securities and equity investees under various arrangements as of March 31, 2016 and 2017, respectively. The commitment balance as of March 31, 2016 primarily included the considerations for the acquisition of Youku Tudou (Note 4(f)) and the investment in Suning (Note 4(w)), both of which were completed and settled during the year ended March 31, 2017. The commitment balance as of March 31, 2017 primarily includes the consideration for the privatization of Intime (Note 4(v)) and the investments in Sanjiang (Note 4(q)) and Ele.me (Note 4(t)).

(e)   Commitments for licensed copyrights of video content

  The Company has entered into non-cancellable licensing agreements with third-party vendors to acquire certain licensed copyrights of video content. The future aggregate minimum payments under non-cancellable licensing agreements are as follows:

	As of March 31,
	2016	2017
	(in millions of RMB)
No later than 1 year	885	4,518
Later than 1 year and no later than 5 years	2,885	3,913

Total	3,770	8,431

(f)   Sponsorship commitment

  In January 2017, the Company entered into a framework agreement with the International Olympic Committee (the "IOC") and the United States Olympic Committee for a long-term partnership arrangement through 2028. Joining in The Olympic Partner worldwide sponsorship program, the Company has become the official "E-Commerce Services" Partner and "Cloud Services" Partner of the IOC. In addition, the Company has been granted certain marketing rights, benefits and opportunities relating to future Olympic Games and related initiatives, events and activities. The Company will provide at least US$815 million worth of cash, cloud infrastructure services and cloud computing services, as well as marketing and media support in connection with various Olympic initiatives, events and activities, including the Olympic Games and the Winter Olympic Games through 2028. As of March 31, 2017, the aggregate amount of cash to be paid and value of services to be provided in the future approximates US$800 million.

25.   Risks and contingencies

  (a)
  The Company is incorporated in the Cayman Islands and considered as a foreign entity under PRC laws. Due to the restrictions on foreign investment and ownership on the business related to Internet content provision, telecom value-added services, financial services and others, the Company conducts its business through various contractual arrangements with consolidated VIEs that are generally owned and controlled by certain management members or founders of the Company. The consolidated VIEs hold the licenses and approvals that are essential for their business operations in the PRC and the Company has entered into various agreements with the consolidated VIEs and their equity holders such that the Company has

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

25.   Risks and contingencies (Continued)

    the right to benefit from their licenses and approvals and generally has control of the consolidated VIEs. In the Company's opinion, the current ownership structure and the contractual arrangements with the consolidated VIEs and their equity holders as well as the operations of the consolidated VIEs are in substantial compliance with all existing PRC laws, rules and regulations. However, there may be changes and other developments in PRC laws, rules and regulations. Accordingly, the Company gives no assurance that PRC government authorities will not take a view in the future that is contrary to the opinion of the Company. If the current ownership structure of the Company and its contractual arrangements with the consolidated VIEs and their equity holders were found to be in violation of any existing or future PRC laws or regulations, the Company's ability to conduct its business could be impacted and the Company may be required to restructure its ownership structure and operations in the PRC to comply with the changes in the PRC laws which may result in deconsolidation of the consolidated VIEs.

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

  (d)
  Financial instruments that potentially subject the Company to significant concentration of credit risk consist principally of cash and cash equivalents, short-term investments, restricted cash and investment securities. As of March 31, 2015, 2016 and 2017, substantially all of the Company's cash and cash equivalents, short-term investments, restricted cash and investment securities were held by major financial institutions located worldwide, including Hong Kong and the PRC. If the banking system or the financial markets deteriorate or become volatile, the financial institutions and other issuers of financial instruments held by the Company could become insolvent and the markets for these instruments could become illiquid, in which case the Company could lose some or all of the value of its investments.

  (e)
  During the years ended March 31, 2015, 2016 and 2017, the Company offered a trade assurance program on the international wholesale marketplaces at no charge to the wholesale buyers and sellers. If the wholesale sellers who participate in this program do not deliver the products in their stated specifications to the wholesale buyers on schedule, the Company may compensate the wholesale buyers for their losses on behalf of the wholesale sellers up to a pre-determined amount following a review of each particular case. In turn, the Company will seek a full reimbursement from the wholesale sellers for the prepaid

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

25.   Risks and contingencies (Continued)

    reimbursement amount, yet the Company is exposed to a risk over the collectability of such reimbursement from the wholesale sellers. During the years ended March 31, 2015, 2016 and 2017, the Company did not incur any material losses with respect to the compensation provided under this program. Given that the maximum compensation for each wholesale seller is pre-determined based on their individual risk assessments by the Company considering their credit profile or other relevant information, the Company determined that the likelihood of material default on such payments are not probable and therefore no provisions have been made in relation to this program.

  (f)
  In the ordinary course of business, the Company makes strategic investments in privately held companies and listed securities to increase the service offerings and expand capabilities. The Company continually reviews its investments to determine whether a decline in fair value below the carrying value is other-than-temporary. The primary factors which the Company considers in its determination include the length of time that the fair value of the investment is below the Company's carrying value; post-balance sheet date fair value of the investment; the financial condition, operating performance, strategic collaboration with and the prospects of the investee; the economic or technological environment in which the investee operates; and other entity specific information such as recent financing rounds completed by the investee companies. Fair value of the listed securities is subject to volatility and may be materially affected by market fluctuations. If the decline in fair value is significant and other-than-temporary, the carrying value of the investment is written down to its fair value and this may negatively impact the results of operations of the Company.

  (g)
  In the ordinary course of business, the Company is from time to time involved in legal proceedings and litigations relating to disputes relating to trademarks and other intellectual property, among others. There are no legal proceedings and litigations that have in the recent past had, or to the Company's knowledge, are reasonably possible to have, a material impact on the Company's financial positions, results of operations or cash flows. The Company did not accrue any material loss contingencies in this respect as of March 31, 2015, 2016 and 2017 as the Company did not consider an unfavorable outcome in any material respects in these legal proceedings and litigations to be probable.

26.   Segment information

  The Company presents segment information after elimination of inter-company transactions. In general, revenue, cost of revenue and operating expenses are directly attributable, or are allocated, to each segment. The Company allocates costs and expenses that are not directly attributable to a specific segment, such as those that support infrastructure across different segments, to different segments mainly on the basis of usage, revenue or headcount, depending on the nature of the relevant costs and expenses. The Company does not allocate assets to its segments as the CODM does not evaluate the performance of segments using asset information.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

26.   Segment information (Continued)

  The following tables present the summary of each segment's revenue, income from operations and adjusted earnings before interest, taxes and amortization ("Adjusted EBITA") which is considered as a segment operating performance measure, for the years ended March 31, 2015, 2016 and 2017:

	Year ended March 31, 2015
	Core commerce	Cloud computing	Digital media and entertainment	Innovation initiatives and others	Total segments	Unallocated (i)	Consolidated
	(in millions of RMB, except percentages)
Revenue	69,536	1,271	2,191	3,206	76,204	—	76,204
Income (Loss) from operations	40,194	(1,923)	(2,993)	(5,549)	29,729	(6,594)	23,135
Add: share-based compensation expense	4,391	813	425	3,460	9,089	3,939	13,028
Add: amortization of intangible assets	279	20	1,107	472	1,878	211	2,089
Add: impairment of goodwill	—	—	—	—	—	175	175

Adjusted EBITA (ii)	44,864	(1,090)	(1,461)	(1,617)	40,696	(2,269)

Adjusted EBITA margin	65%	(86)%	(67)%	(50)%

	Year ended March 31, 2016
	Core commerce	Cloud computing	Digital media and entertainment	Innovation initiatives and others	Total segments	Unallocated (i)	Consolidated
	(in millions of RMB, except percentages)
Revenue	92,335	3,019	3,972	1,817	101,143	—	101,143
Income (Loss) from operations	51,153	(2,605)	(4,112)	(7,216)	37,220	(8,118)	29,102
Add: share-based compensation expense	6,224	1,349	981	3,092	11,646	4,436	16,082
Add: amortization of intangible assets	659	4	1,321	657	2,641	290	2,931
Add: impairment of goodwill	—	—	—	—	—	455	455

Adjusted EBITA (ii)	58,036	(1,252)	(1,810)	(3,467)	51,507	(2,937)

Adjusted EBITA margin	63%	(41)%	(46)%	(191)%

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

26.   Segment information (Continued)

	Year ended March 31, 2017
	Core commerce	Cloud computing	Digital media and entertainment	Innovation initiatives and others	Total segments	Unallocated (i)	Consolidated
	(in millions of RMB, except percentages)
Revenue	133,880	6,663	14,733	2,997	158,273	—	158,273
Income (Loss) from operations	74,180	(1,681)	(9,882)	(6,798)	55,819	(7,764)	48,055
Add: share-based compensation expense	5,994	1,201	1,454	3,017	11,666	4,329	15,995
Add: amortization of intangible assets	2,258	4	1,886	656	4,804	318	5,122

Adjusted EBITA (ii)	82,432	(476)	(6,542)	(3,125)	72,289	(3,117)

Adjusted EBITA margin	62%	(7)%	(44)%	(104)%

  The following table presents the reconciliation from the Adjusted EBITA to the consolidated net income for the years ended March 31, 2015, 2016 and 2017:

	Year ended March 31,
	2015	2016	2017
	(in millions of RMB)
Total Segments Adjusted EBITA	40,696	51,507	72,289
Unallocated (i)	(2,269)	(2,937)	(3,117)
Share-based compensation expense	(13,028)	(16,082)	(15,995)
Amortization of intangible assets	(2,089)	(2,931)	(5,122)
Impairment of goodwill	(175)	(455)	—

Consolidated income from operations	23,135	29,102	48,055
Interest and investment income, net	9,455	52,254	8,559
Interest expenses	(2,750)	(1,946)	(2,671)
Other income, net	2,486	2,058	6,086
Income tax expenses	(6,416)	(8,449)	(13,776)
Share of results of equity investees	(1,590)	(1,730)	(5,027)

Consolidated net income	24,320	71,289	41,226

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

26.   Segment information (Continued)

  The following table presents the total depreciation and amortization expenses of property and equipment and land use rights by segment for the years ended March 31, 2015, 2016 and 2017:

	Year ended March 31,
	2015	2016	2017
	(in millions of RMB)
Core commerce	1,177	1,696	2,124
Cloud computing	596	1,116	1,438
Digital media and entertainment	132	316	752
Innovation initiatives and others	166	333	407
Unallocated (i)	255	309	563

Total depreciation and amortization expenses of property and equipment and land use rights	2,326	3,770	5,284

  (i)
  Unallocated expenses are primarily related to corporate administrative costs and other miscellaneous items that are not allocated to individual segments.

  (ii)
  Adjusted EBITA represents net income before (i) interest and investment income, net, other income, net, interest expense, income tax expenses and share of results of equity investees, and (ii) certain non-cash expenses, consisting of share-based compensation expense, amortization of intangible assets and impairment of goodwill, which are not reflective of the Company's core operating performance.

  Details of the Company's revenue by segment are set out in Note 5. As substantially all of the Company's long-lived assets are located in the PRC and substantially all of the Company's revenue is derived from within the PRC, no geographical information is presented.

27.   Subsequent event

  In May 2017, the board of directors of the Company authorized the implementation of a new share repurchase program for an aggregate amount of up to US$6.0 billion over a period of two years. The new program replaced, and cancelled the remaining amount under, the existing share repurchase program which was implemented since August 2015.