Form 20-F
period 2018-03-31
Alibaba Group Holding Ltd
filed 2018-07-27
CIK 1577552

Use these links to rapidly review the document

INDEX TO FINANCIAL STATEMENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended March 31, 2018
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 2,571,929,843 Ordinary Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

  •
  "Alipay" are to Alipay.com Co., Ltd., a company with which we have a long-term contractual relationship and which is a wholly-owned subsidiary of Ant Financial or, where the context requires, its predecessor entities. Although we have agreed to acquire a 33% equity interest in Ant Financial, we do not and, upon completion of our acquisition of such equity interest, will not have any control over either Ant Financial or Alipay;

  •
  "Altaba" are to Altaba Inc. (formerly known as Yahoo! Inc.), Altaba Holdings Hong Kong Limited (formerly known as Yahoo! Hong Kong Holdings Limited) and Altaba HK MC Limited, collectively;

  •
  "annual active consumers" are to user accounts that had one or more confirmed orders on the relevant platform during the previous twelve months, regardless of whether or not the buyer and seller settle the transaction;

  •
  "annual active users" for Ant Financial are to user accounts that used one or more services provided by Ant Financial and its investees, such as payment, wealth management, financing, insurance and credit system, during the previous twelve months;

  •
  "Ant Financial" are to Ant Small and Micro Financial Services Group Co., Ltd., a company organized under the laws of the PRC (in which we have agreed to acquire a 33% equity interest, subject to regulatory approvals and customary closing conditions) and, as context requires, its consolidated subsidiaries;

  •
  "Cainiao Network" are to Cainiao Smart Logistics Network Limited, a company incorporated under the laws of the Cayman Islands, together with its subsidiaries, including Cainiao Network Technology Co., Ltd.;

  •
  "China" and the "PRC" are to the People's Republic of China, excluding, for the purposes of this annual report only, Taiwan and the special administrative regions of Hong Kong and Macau;

  •
  "China retail marketplaces" are to Taobao Marketplace and Tmall, collectively;

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

  •
  "retail marketplaces" are to Taobao Marketplace, Tmall, and AliExpress, collectively;

  •
  "RMB" and "Renminbi" are to the legal currency of China;

  •
  "SMEs" are to small and medium-sized enterprises;

  •
  "SoftBank" are to SoftBank Group Corp. (formerly known as SoftBank Corp. before July 2, 2015), SBBM Corporation, West Raptor Holdings, LLC and Skywalk Finance GK, collectively;

  •
  "variable interest entities" or "VIEs" are to our variable interest entities that are 100% owned by PRC citizens or by PRC entities owned by PRC citizens, where applicable, that hold the Internet content provider licenses, or ICP licenses, or other business operation licenses or approvals, and generally operate the various websites for our Internet businesses or other businesses in which foreign investment is restricted or prohibited, and are consolidated into our consolidated financial statements in accordance with U.S. GAAP as if they were our wholly-owned subsidiaries;

  •
  "we," "us," "our company" and "our" are to Alibaba Group Holding Limited and its consolidated subsidiaries and its affiliated consolidated entities, including our variable interest entities and their subsidiaries;

  •
  "wholesale marketplaces" are to 1688.com and Alibaba.com, collectively; and

  •
  "US$," "dollars" and "U.S. dollars" are to the legal currency of the United States.

       Our reporting currency is the Renminbi. This annual report contains translations of Renminbi and Hong Kong dollar amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations of Renminbi and Hong Kong dollars into U.S. dollars were made at RMB6.2726 to US$1.00 and HK$7.8484 to US$1.00, the respective exchange rates on March 30, 2018 set forth in the H.10 statistical release of the Federal Reserve Board. We make no representation that the Renminbi, Hong Kong dollar or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars, Renminbi or Hong Kong dollars, as the case may be, at any particular rate or at all. On July 20, 2018, the noon buying rate for Renminbi and Hong Kong dollars was RMB6.7659 to US$1.00 and HK$7.8491 to US$1.00, respectively.

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

  •
  trends in commerce and the overall technology and Internet industries, both globally and in the PRC;

  •
  competition in our industries;

  •
  fluctuations in general economic and business conditions in China and globally;

  •
  expected changes in our revenues and certain cost and expense items and our operating margins;

  •
  the completion of our investment transactions, including our subscription for an equity interest in Ant Financial, and regulatory approvals and other conditions that must be met in order to complete such investment transactions;

  •
  the regulatory environment in which we and companies integral to our ecosystem operate; and

  •
  assumptions underlying or related to any of the foregoing.

       The global and PRC Internet, retail, wholesale, online and mobile commerce, cloud computing, digital media and entertainment, and data industries or markets may not grow at the rates projected by market data, or at all. The failure of these industries or markets to grow at the projected rates may have a material adverse effect on our business, financial condition and results of operations and the market price of our ADSs. If any one or more of the assumptions underlying the industry or market data turns out to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

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

PART I

ITEM 1    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

       Not Applicable.

ITEM 2    OFFER STATISTICS AND EXPECTED TIMETABLE

       Not Applicable.

ITEM 3    KEY INFORMATION

A.    Selected Financial Data

       The selected consolidated statements of operations data for the years ended March 31, 2016, 2017 and 2018, and the selected consolidated balance sheet data as of March 31, 2017 and 2018 have been derived from our audited consolidated financial statements included elsewhere in this annual report. Our selected consolidated statements of operations data for the years ended March 31, 2014 and 2015 and the selected consolidated balance sheet data as of March 31, 2014, 2015 and 2016 have been derived from our audited consolidated financial statements not included in this annual report. Our financial statements have been prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.

       The following selected consolidated financial data for the periods and as of the dates indicated are qualified by reference to and should be read in conjunction with our audited consolidated financial statements and related notes and "Item 5. Operating and Financial Review and Prospects," both of which are included elsewhere in this annual report.

       Our historical results for any prior period do not necessarily indicate our results to be expected for any future period.

Consolidated Statements of Operations Data:

	Year ended March 31,
	2014	2015	2016	2017	2018
	RMB	RMB	RMB	RMB	RMB	US$
	(in millions, except per share data)
Revenue	52,504	76,204	101,143	158,273	250,266	39,898
Cost of revenue	(13,369)	(23,834)	(34,355)	(59,483)	(107,044)	(17,065)
Product development expenses	(5,093)	(10,658)	(13,788)	(17,060)	(22,754)	(3,628)
Sales and marketing expenses	(4,545)	(8,513)	(11,307)	(16,314)	(27,299)	(4,352)
General and administrative expenses	(4,218)	(7,800)	(9,205)	(12,239)	(16,241)	(2,589)
Amortization of intangible assets	(315)	(2,089)	(2,931)	(5,122)	(7,120)	(1,135)
Impairment of goodwill	(44)	(175)	(455)	—	(494)	(79)

Income from operations	24,920	23,135	29,102	48,055	69,314	11,050
Interest and investment income, net	1,648	9,455	52,254	8,559	30,495	4,862
Interest expense	(2,195)	(2,750)	(1,946)	(2,671)	(3,566)	(568)
Other income, net	2,429	2,486	2,058	6,086	4,160	663

Income before income tax and share of results of equity investees	26,802	32,326	81,468	60,029	100,403	16,007
Income tax expenses	(3,196)	(6,416)	(8,449)	(13,776)	(18,199)	(2,901)
Share of results of equity investees	(203)	(1,590)	(1,730)	(5,027)	(20,792)	(3,315)

Net income	23,403	24,320	71,289	41,226	61,412	9,791
Net (income) loss attributable to noncontrolling interests	(88)	(59)	171	2,449	2,681	427

Net income attributable to Alibaba Group Holding Limited	23,315	24,261	71,460	43,675	64,093	10,218
Accretion of convertible preference shares(1) and mezzanine equity	(31)	(15)	—	—	(108)	(17)
Dividends accrued on convertible preference shares(1)	(208)	(97)	—	—	—	—

Net income attributable to ordinary shareholders	23,076	24,149	71,460	43,675	63,985	10,201

Earnings per share/ADS attributable to ordinary shareholders:
Basic	10.61	10.33	29.07	17.52	25.06	4.00
Diluted	10.00	9.70	27.89	16.97	24.51	3.91
Weighted average number of shares used in computing earnings per share:
Basic	2,175	2,337	2,458	2,493	2,553
Diluted	2,332	2,500	2,562	2,573	2,610
Supplemental information:(2)
Adjusted EBITDA	30,731	40,753	52,340	74,456	105,792	16,866
Adjusted EBITA	29,392	38,427	48,570	69,172	97,003	15,465
Non-GAAP net income	28,263	34,876	42,791	57,871	83,214	13,266
Non-GAAP diluted EPS	12.08	13.93	16.77	23.44	32.86	5.24
Free cash flow	32,269	48,121	51,279	68,790	99,362	15,841

(1)
Upon the completion of our initial public offering in September 2014, all of our then outstanding convertible preference shares were converted into ordinary shares.
(2)
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

       Adjusted EBITDA represents net income before (i) interest and investment income, net, interest expense, other income, net, income tax expenses and share of results of equity investees, (ii) certain non-cash expenses, consisting of share-based compensation expense, amortization, depreciation, impairment of goodwill and (iii) an equity-settled donation expense, which we do not believe are reflective of our core operating performance during the periods presented.

       Adjusted EBITA represents net income before (i) interest and investment income, net, interest expense, other income, net, income tax expenses and share of results of equity investees, (ii) certain non-cash expenses, consisting of share-based compensation expenses, amortization and impairment of goodwill and (iii) an equity-settled donation expense, which we do not believe are reflective of our core operating performance during the periods presented.

       Non-GAAP net income represents net income before share-based compensation expense, amortization, impairment of goodwill and investments, gain or loss on deemed disposals/disposals/revaluation of investments, amortization of excess value receivable arising from the restructuring of commercial arrangements with Ant Financial, immediate recognition of unamortized professional fees and upfront fees upon early repayment/termination of bank borrowings, an equity-settled donation expense, the expenses relating to the sale of shares by existing shareholders in our initial public offering and others, as adjusted for the tax effects on non-GAAP adjustments.

       Non-GAAP diluted EPS represents non-GAAP net income attributable to ordinary shareholders divided by the weighted average number of shares outstanding during the periods on a diluted basis, including accounting for the effects of the assumed conversion of convertible preference shares prior to our initial public offering in September 2014.

       Free cash flow represents net cash provided by operating activities as presented in our consolidated cash flow statement less purchases of property and equipment, intangible assets and licensed copyrights (excluding acquisition of land use rights and construction in progress), and adjusted for changes in loan receivables relating to micro loans of our SME loan business (which we transferred to Ant Financial in February 2015) and others. We present the adjustment for changes in loan receivables because such receivables are reflected under cash flow from operating activities, whereas the secured borrowings and other bank borrowings used to finance them are reflected under cash flows from financing activities, and accordingly, the adjustment is made to show cash flows from operating activities net of the effect of changes in loan receivables.

       The following table sets forth a reconciliation of our net income to adjusted EBITA and adjusted EBITDA for the periods indicated:

	Year ended March 31,
	2014	2015	2016	2017	2018
	RMB	RMB	RMB	RMB	RMB	US$
	(in millions)
Net income	23,403	24,320	71,289	41,226	61,412	9,791
Less: Interest and investment income, net	(1,648)	(9,455)	(52,254)	(8,559)	(30,495)	(4,862)
Add: Interest expense	2,195	2,750	1,946	2,671	3,566	568
Less: Other income, net	(2,429)	(2,486)	(2,058)	(6,086)	(4,160)	(663)
Add: Income tax expenses	3,196	6,416	8,449	13,776	18,199	2,901
Add: Share of results of equity investees	203	1,590	1,730	5,027	20,792	3,315

Income from operations	24,920	23,135	29,102	48,055	69,314	11,050
Add: Share-based compensation expense	2,844	13,028	16,082	15,995	20,075	3,201
Add: Amortization of intangible assets	315	2,089	2,931	5,122	7,120	1,135
Add: Impairment of goodwill	44	175	455	—	494	79
Add: Equity-settled donation expense	1,269	—	—	—	—	—

Adjusted EBITA	29,392	38,427	48,570	69,172	97,003	15,465
Add: Depreciation and amortization of property and equipment and land use rights	1,339	2,326	3,770	5,284	8,789	1,401

Adjusted EBITDA	30,731	40,753	52,340	74,456	105,792	16,866

       The following table sets forth a reconciliation of our net income to non-GAAP net income for the periods indicated:

	Year ended March 31,
	2014	2015	2016	2017	2018
	RMB	RMB	RMB	RMB	RMB	US$
	(in millions)
Net income	23,403	24,320	71,289	41,226	61,412	9,791
Add: Share-based compensation expense	2,844	13,028	16,082	15,995	20,075	3,201
Add: Amortization of intangible assets	315	2,089	2,931	5,122	7,120	1,135
Add: Impairment of goodwill and investments	163	1,032	2,319	2,542	20,463	3,262
Less: Gain on deemed disposals/disposals/revaluation of investments and others	(384)	(6,715)	(50,435)	(7,346)	(25,945)	(4,137)
Add: Amortization of excess value receivable arising from the restructuring of commercial arrangements with Ant Financial	—	166	264	264	264	42
Add: Immediate recognition of unamortized professional fees and upfront fees upon early repayment/termination of bank borrowings	664	830	—	—	92	15
Add: Equity-settled donation expense	1,269	—	—	—	—	—
Add: Expenses relating to the sale of shares by existing shareholders at initial public offering	—	231	—	—	—	—
Adjusted for tax effects on non-GAAP adjustments(1)	(11)	(105)	341	68	(267)	(43)

Non-GAAP net income	28,263	34,876	42,791	57,871	83,214	13,266

(1)
Tax effects on non-GAAP adjustments are comprised of tax provisions on the amortization of intangible assets and certain gains on disposal of investments, as well as tax benefits from share-based awards.

       The following table sets forth a reconciliation of our diluted EPS to non-GAAP diluted EPS for the periods indicated:

	Year ended March 31,
	2014	2015	2016	2017	2018
	RMB	RMB	RMB	RMB	RMB	US$
	(in millions, except per share data)
Net income attributable to ordinary shareholders	23,076	24,149	71,460	43,675	63,985	10,201
Add: Reversal of accretion upon assumed conversion of convertible preference shares	31	15	—	—	—	—
Add: Dividend eliminated upon assumed conversion of convertible preference shares	208	97	—	—	—	—
Less: Dilution effect on earnings arising from share-based awards operated by a subsidiary and equity investees	—	—	—	(11)	(21)	(3)

Net income attributable to ordinary shareholders for computing diluted EPS	23,315	24,261	71,460	43,664	63,964	10,198
Add: Non-GAAP adjustments to net income(1)	4,860	10,556	(28,498)	16,645	21,802	3,475

Non-GAAP net income attributable to ordinary shareholders for computing non-GAAP diluted EPS	28,175	34,817	42,962	60,309	85,766	13,673

Weighted average number of shares on a diluted basis	2,332	2,500	2,562	2,573	2,610
Diluted EPS(2)	10.00	9.70	27.89	16.97	24.51	3.91
Add: Non-GAAP adjustments to net income per share(3)	2.08	4.23	(11.12)	6.47	8.35	1.33

Non-GAAP diluted EPS(4)	12.08	13.93	16.77	23.44	32.86	5.24

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

       The following table sets forth a reconciliation of net cash provided by operating activities to free cash flow for the periods indicated:

	Year ended March 31,
	2014	2015	2016	2017	2018
	RMB	RMB	RMB	RMB	RMB	US$
	(in millions)
Net cash provided by operating activities	26,379	41,217	56,836	80,326	125,171	19,955
Less: Purchase of property and equipment, intangible assets and licensed copyrights (excluding land use rights and construction in progress)	(3,285)	(4,770)	(5,438)	(12,220)	(25,809)	(4,114)
Add: Changes in loan receivables, net and others	9,175	11,674	(119)	684	—	—

Free cash flow	32,269	48,121	51,279	68,790	99,362	15,841

Consolidated Balance Sheet Data:

	As of March 31,
	2014	2015	2016	2017	2018
	RMB	RMB	RMB	RMB	RMB	US$
	(in millions)
Cash and cash equivalents and short-term investments	43,632	122,341	111,518	146,747	205,395	32,745
Investment securities and investments in equity investees(1)	22,131	52,146	125,031	155,874	182,707	29,128
Property and equipment, net	5,581	9,139	13,629	20,206	66,489	10,600
Goodwill and intangible assets, net	13,699	48,508	87,015	139,528	189,614	30,228
Total assets	111,549	255,434	364,245	506,812	717,124	114,326
Current bank borrowings	1,100	1,990	4,304	5,948	6,028	961
Secured borrowings	9,264	—	—	—	—	—
Non-current bank borrowings	30,711	1,609	1,871	30,959	34,153	5,445
Unsecured senior notes(2)	—	48,994	51,391	54,825	85,372	13,610
Total liabilities	70,731	97,363	114,356	182,691	277,685	44,270
Convertible preference shares(3)	10,284	—	—	—	—	—
Total Alibaba Group Holding Limited shareholders' equity	29,338	145,439	216,987	278,799	365,822	58,320
Total equity(4)	30,417	157,413	249,539	321,129	436,438	69,578

(1)
Includes both current and non-current investment securities and investments in equity investees.
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

Selected Operating Data

Annual active consumers

       The table below sets forth the number of annual active consumers on our China retail marketplaces for the periods indicated:

	Twelve months ended
	Jun 30, 2016	Sep 30, 2016	Dec 31, 2016	Mar 31, 2017	Jun 30, 2017	Sep 30, 2017	Dec 31, 2017	Mar 31, 2018
	(in millions)
Annual active consumers	434	439	443	454	466	488	515	552

Mobile MAUs

       The table below sets forth the mobile MAUs on our China retail marketplaces for the periods indicated:

	The month ended
	Jun 30, 2016	Sep 30, 2016	Dec 31, 2016	Mar 31, 2017	Jun 30, 2017	Sep 30, 2017	Dec 31, 2017	Mar 31, 2018
	(in millions)
Mobile MAUs	427	450	493	507	529	549	580	617

GMV

       The table below sets forth the GMV, in respect of our China retail marketplaces for the periods indicated:

	Year ended
	Mar 31, 2016	Mar 31, 2017	Mar 31, 2018
	(in billions of RMB)
GMV
Taobao Marketplace GMV	1,877	2,202	2,689
Tmall GMV	1,215	1,565	2,131
Total GMV	3,092	3,767	4,820

Exchange Rate Information

       Most of our revenues and expenses are denominated in Renminbi. This annual report contains translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.2726 to US$1.00, the exchange rate on March 30, 2018 set forth in the H.10 statistical release of the Federal Reserve Board. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, at the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On July 20, 2018, the noon buying rate was RMB6.7659 to US$1.00.

       The following table sets forth, for the periods indicated, information concerning exchange rates between the RMB and the U.S. dollar based on the exchange rates set forth in the H.10 statistical release of the Federal Reserve Board.

	Noon buying rate
Period	Period end	Average(1)	Low	High
	(RMB per US$1.00)
2014	6.2046	6.1704	6.2591	6.0402
2015	6.4778	6.2869	6.4896	6.1870
2016	6.9430	6.6549	6.9580	6.4480
2017	6.5063	6.7350	6.9575	6.4773
2018
January	6.2841	6.4233	6.5263	6.2841
February	6.3280	6.3183	6.3471	6.2649
March	6.2726	6.3174	6.3565	6.2685
April	6.3325	6.2967	6.3340	6.2655
May	6.4096	6.3701	6.4175	6.3325
June	6.6171	6.4651	6.6235	6.3850
July (through July 20, 2018)	6.7659	6.6775	6.7701	6.6123

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

C.    Reasons for the Offer and Use of Proceeds

       Not Applicable.

D.    Risk Factors

Risks Related to Our Business and Industry

Maintaining the trusted status of our ecosystem is critical to our success and future growth, and any failure to do so could severely damage our reputation and brand, which would have a material adverse effect on our business, financial condition, results of operations and prospects.

       We have established a strong brand name and reputation for our ecosystem. Any loss of trust in our ecosystem or platforms could harm our reputation and the value of our brand and result in consumers, merchants, brands and other participants reducing their activity level in our ecosystem, which could materially reduce our revenue and profitability. Our ability to maintain our position as a trusted platform is based in large part upon:

  •
  the quality, breadth and functionality of products, services and functions and the quality, variety and appeal of content available through our marketplaces and platforms, and offered by the merchants, developers, logistics providers, service providers and other participants in our ecosystem;

  •
  the reliability and integrity of our platforms as well as the commitment to high levels of service, reliability and integrity by our company and the merchants, developers, logistics providers, service providers and other participants in our ecosystem;

  •
  the safety, security and integrity of the data on our systems, as well as the effectiveness and security of the procedures and systems we have in place to maintain, and the commitment of the other participants in our ecosystem to maintaining, the security and privacy of data generated on our marketplaces and platforms;

  •
  the effectiveness and perceived fairness of rules governing our marketplaces and other platforms and overall ecosystem;

  •
  the strength of our consumer and intellectual property rights protection measures; and

  •
  our ability to provide reliable and trusted payment and escrow services through our arrangements with Alipay.

Sustained investment in our business, strategic acquisitions and investments as well as our focus on long-term performance and on maintaining the health of our ecosystem may negatively affect our margins and our net income.

       We have experienced significant growth in our business and our revenue also continued to increase in recent years. However, we cannot assure you that we will be able to maintain our growth at these levels, or at all. As we continue to invest in our business and make strategic acquisitions and investments, such as in logistics, our New Retail initiatives, our global expansion and our digital media and entertainment business, we expect our margins to decrease. From fiscal year 2017 to fiscal year 2018, adjusted EBITDA margin declined from 47% to 42%. Consistent with our focus on the long-term interests of our ecosystem participants, we may take actions that fail to generate positive short-term financial results or invest in businesses that have lower margins, and we cannot assure you that these actions will produce long-term benefits. There can be no assurance that we will be able to sustain our current net income growth rates or our margins.

       We continue to increase our spending and investment in our business to support our future growth, including:

  •
  expanding our core commerce offerings, including our New Retail initiatives, our cross-border and international businesses and Tmall Supermarket, as well as enhancing user experience;

  •
  strengthening our logistics network and enhancing our logistics capabilities;

  •
  researching and developing new technologies and improving our technological infrastructure and cloud computing capacity;

  •
  developing and acquiring content for our digital media and entertainment business; and

  •
  incubating new innovation initiatives.

       All of these initiatives are crucial to the success of our business but will have the effect of increasing our costs and lowering our margins and profit, and this effect may be significant in the short term and potentially for longer periods. For example, sustained investments in our New Retail initiatives, such as Intime and Hema fresh food store chain, as well as our logistics network and logistics capabilities, will increase our costs and expenses, including significant operating expenses, capital expenditure and related amortization costs. As we develop our New Retail business, we may also be perceived to be competing with other participants in our ecosystem, such as certain merchants and retailers, which may negatively affect our relationships with them. Moreover, many of our business initiatives emphasize expanding our user base and enhancing user experience, rather than initially prioritizing monetization or profitability.

       We have made, and intend to continue to make, strategic investments and acquisitions to expand our user base and geographic coverage and add complementary offerings and technologies to further strengthen our ecosystem. We may make such strategic investments and acquisitions in a range of areas either directly related to one or more of our businesses, or the infrastructure, technology, services or products that support our businesses and ecosystem. Our strategic investments and acquisitions are important to our overall business but may adversely affect our future financial results, at least in the short term. For example, acquisition of businesses with lower margins or which are loss-making, such as our acquisition of a controlling stake in Cainiao Network and our recent acquisition of Ele.me, will negatively affect our margins and net income. The performance of minority investments we have made and may continue to make may also adversely affect our net income. There is no assurance that we will be able to realize the expected benefits of synergies and growth opportunities in connection with these investments and acquisitions.

We may not be able to maintain or grow our revenue or our business.

       We have experienced significant growth in revenue and in our business in recent years. Our ability to continue to generate and grow our revenue depends on a number of factors. If our services do not generate the rate of return we expect or offer prices that are competitive to alternatives, merchants, brands and marketers may reduce their spending on the services we offer. See "Item 5. Operating and Financial Review and Prospects — A. Operating Results — Factors Affecting Our Results of Operations — Our Ability to Create Value for Our Users and Generate Revenue" and "— Our Monetization Model."

       Our future revenue growth also depends on our ability to continue to grow our core commerce, cloud computing business, digital media and entertainment business, as well as the businesses we have acquired or which we consolidate. We are exploring and will continue to explore in the future new business initiatives, including in industries in which we have limited or no experience, as well as new business models, which may be untested. In particular, New Retail, which we believe will be an important driver of our future growth, involves a new model of commerce. We may encounter difficulties or setbacks in the execution of our New Retail strategy, and it may not generate the expected returns in the timeframe we anticipate, or at all.

       In addition, developing new businesses and initiatives requires significant investments of time and resources, and may present new and difficult technological, operational and legal challenges, as well as subject us to additional regulatory risks. For example, the expansion of our digital media and entertainment business requires substantial and long-term investment in high quality content, which may take an extended period of time to produce. Due to changes in industry trends, regulatory requirements and the business environment, we may be unable to produce or license quality content on commercially reasonable terms or at all, fail to attract, acquire and retain users, paying subscribers and marketers on our digital media and entertainment platforms, fail to expand or maintain our market share or anticipate or keep up with changes in user preferences, user behavior and technological developments, or fail to gain access to content distribution channels. We also face significant challenges in attracting brands and marketers and monetizing our digital media and entertainment content, such as that we offer through Youku. In addition, we may face challenges in expanding and operating our logistics network and cooperating with third-party logistics service providers, and we may be unable to continue to enhance our logistics data technology, or fail to expand our logistics capacity quickly enough to meet increasing demand and improve user experience. Expanding our logistics network will also require us to increase our employee count and acquire more facilities, which will have attendant costs and risks, such as potential labor disputes and compliance costs and risks. In addition, as we expand the scope of our business operations, we are entering new business areas in which we have limited or no experience. We will face challenges in providing new services, including new compliance requirements and additional liabilities. For example, as we expand our direct sale businesses, such as Intime, Tmall Imports and Hema, and service offerings to enterprises, such as our cloud business, we will face new and increased challenges and risks relating to inventory procurement and management, accounts receivable and related potential impairment charges, as well as new and heightened regulatory requirements and increased liabilities specific to these new businesses, such as those relating to customs, quarantine and consumer protection. In order to continue expanding and offer products and services in new areas or markets, we may have to invest significant financial and human resources for an extended period of time, and may fail to achieve the strategic goals or financial returns that we expect, or at all. As we focus on the above efforts, we may miss out on other investments and growth opportunities.

       We may also fail to identify or anticipate industry trends and competitive conditions or fail to allocate sufficient resources to new growth areas. In addition, our overall or segment revenue growth may slow or our revenues may decline for other reasons, including decreasing consumer spending, increasing competition and slowing growth of the China retail industry, as well as changes in government policies or general economic conditions.

       In addition, although our revenue grew at a faster rate in fiscal year 2018 than fiscal year 2017, as our revenue grows to a higher base level, our revenue growth rate may slow in the future. Furthermore, due to the size and scale we have achieved to date, our user base may not continue to grow as quickly as prior periods, or at all.

If we are unable to compete effectively, our business, financial condition and results of operations would be materially and adversely affected.

       We face increasingly intense competition, principally from established Chinese Internet companies, such as Tencent, and their respective affiliates, as well as global and regional e-commerce players, other service providers in cloud computing and digital media and entertainment areas. We mainly compete to:

  •
  attract, engage and retain consumers based on the variety and value of products and services listed on our marketplaces, the engagement of digital media and entertainment content available on our platforms, the overall user experience of our products and services and the effectiveness of our consumer protection measures;

  •
  attract and retain merchants, brands and retailers based on the size and the engagement of consumers on our platforms and the effectiveness of our products and services to help them build brand awareness and engagement, acquire and retain customers, complete transactions, expand service capabilities, protect intellectual property rights and enhance operating efficiency;

  •
  attract and retain businesses of different sizes across various industries based on the effectiveness of our cloud service offerings to help them enhance operating efficiency and realize their digital transformation ambitions;

  •
  attract and retain marketers, publishers and demand side platforms operated by agencies based on the reach and engagement of our media coverage, the depth of our consumer data insights and the effectiveness of our branding and marketing solutions;

  •
  attract other participants of our ecosystem based on access to business opportunities created by the large scale of economic activity on our platforms, the strength of the network effect of our ecosystem, as well as tools and technologies that help them operate and grow their businesses;

  •
  optimize the usefulness of the data and technologies we provide, including data-enabled customer relationship management tools, marketing data and data science, media ecosystem for branding, cloud computing services, one-stop solutions, data processing capability, availability and quality of supporting services, including payment settlement and logistics services, and the quality of our customer service;

  •
  thrive in new industries and sectors as we acquire new businesses and expand, bringing us into competition with major players in these and other industries and sectors;

  •
  attract motivated and capable employees, including engineers and product developers who serve critical functions in the development of our products, services and our ecosystem;

  •
  identify, bid for, and execute strategic investments, which may involve bidding wars resulting in higher prices and other terms that are less favorable to us; and

  •
  attract and retain customers and merchants through subsidized programs or promotions, which may result in additional costs and expenses.

       As we acquire new businesses and expand into new industries and sectors, we face competition from major players in these and other industries and sectors. In addition, as we expand our businesses and operations into an increasing number of international markets, including Southeast Asia, India and Russia, we increasingly face competition from domestic and international players operating in these markets.

       Our ability to compete depends on a number of other factors as well, some of which may be beyond our control, including:

  •
  the timely introduction and market acceptance of the products and services we offer, compared to those of our competitors;

  •
  our ability to innovate and develop new technologies;

  •
  our ability to maintain and enhance our leading position in retail commerce and cloud computing in China;

  •
  our ability to adapt to new international and cross-border markets in a cost-effective manner;

  •
  our ability to benefit from new business initiatives;

  •
  alliances, acquisitions or consolidations within the Internet industry that may result in stronger competitors; and

  •
  changes in the regulatory environment in the markets we operate, including implementation of regulatory restrictions on our ability to operate in overseas markets or relaxation of restrictions on foreign players' ability to offer products and services in China.

       If we are not able to compete effectively, the level of economic activity and user engagement on our platforms may decrease significantly and the use of products and services we offer may not grow as fast as we expect, or at all, which could materially and adversely affect our business, financial condition and results of operations as well as our brand.

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

  •
  further enhance the attractiveness of our platforms;

  •
  arrange secure and trusted payment settlement and escrow services;

  •
  address user concerns with respect to data security and privacy measures on our platforms and of our systems, products and services;

  •
  improve our logistics data platform and coordinate fulfillment and delivery services with third-party logistics service providers;

  •
  attract and retain third-party service providers that are able to provide quality services on commercially reasonable terms to our merchants;

  •
  maintain the quality of our customer service; and

  •
  continue adapting to the changing demands of the market.

       In addition, changes to current operations we may make to enhance and improve our ecosystem and balance the needs and interests of the various participants in our ecosystem, or to comply with regulatory requirements, may be viewed positively from one participant group's perspective, such as consumers, but may have negative effects from another group's perspective, such as merchants. If we fail to balance the interests of all participants in our ecosystem, consumers, merchants, brands and other participants may spend less time, mind share and resources on our platforms and conduct fewer transactions or use alternative platforms, any of which could result in a material decrease in our revenue and net income.

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

  •
  the pressure from the public markets to focus on short-term results instead of long-term value creation; and

  •
  the increasing need to develop expertise in new areas of business, such as New Retail and expansion of our logistics network services, that affect us.

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

       The Internet industry is characterized by rapidly changing technology, evolving industry standards, new mobile apps, protocols and technologies, new service and product introductions, new media and entertainment content — including user-generated content — and changing customer demands and trends. Furthermore, our competitors are constantly developing innovations in Internet search, online marketing, communications, social networking, entertainment, logistics and other services, on both mobile devices and personal computers, to enhance users' online experience. As a result, we continue to invest significant resources in our infrastructure, research and development and other areas in order to enhance our technology and our existing products and services as well as to explore new growth strategies and introduce new high quality products and services to attract more participants to our platforms. Our investments in innovations and new technologies, which may be significant, may not increase our competitiveness or generate financial returns in the short term, or at all, and we may not be successful in adopting and implementing new technologies, such as artificial intelligence, or AI. The changes and developments taking place in our industry may also require us to re-evaluate our business model and adopt significant changes to our long-term strategies and business plans. Our failure to innovate and adapt to these changes and developments would have a material adverse effect on our business, financial condition and results of operations. Even if we timely innovate and adopt changes in our strategies and plans, we may nevertheless fail to realize the anticipated benefits of such changes or even generate lower levels of revenue as a result.

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

Our failure to manage the significant challenges involved in growing our business and operations could harm us.

       Our business has become increasingly complex as the scale, diversity and geographic coverage of our business and our workforce continue to grow. We have also significantly expanded our headcount, office facilities and infrastructure. For example, as Cainiao Network continues to expand, it will also face challenges relating to increases in its labor force as well as issues involved in acquiring land use rights to grow its network. We anticipate that further expansion in certain areas and geographies will be required. This expansion increases the complexity of our operations and places a significant strain on our management, operational and financial resources. We must continue to hire, train, integrate and effectively manage new employees to address the requirements from new businesses such as the New Retail initiatives and the expansion of Cainiao Network. In addition, the challenges involved in expanding our businesses require our existing employees to handle new and expanded responsibilities and duties. If our new hires or existing employees perform poorly or if we are unsuccessful in hiring, training, managing and integrating new employees or retraining and expanding the roles of our existing employees, our business, financial condition and results of operations may be materially harmed.

       Moreover, our current and planned staffing, systems, policies, procedures and controls may not be adequate to support our future operations. To effectively manage the expected continuing expansion and growth of our operations and workforce, we will need to continue to improve our personnel management, transaction processing, operational and financial systems, policies, procedures and controls, which could be particularly challenging as we acquire new operations with different and incompatible systems in new industries or geographic areas. These efforts will require significant managerial, financial and human resources. We cannot assure you that we will be able to effectively manage our growth or to implement all these systems, procedures and control measures successfully. If we are not able to manage our growth effectively, our business and prospects may be materially and adversely affected.

We face risks relating to our acquisitions, investments and alliances.

       We have acquired and invested in a large number and a diverse range of businesses, technologies, services and products in recent years, including investments of varying sizes in equity investees and joint ventures, and, from time to time, we may have a number of pending investments and acquisitions that are subject to closing conditions. See "Item 5. Operating and Financial Review and Prospects — A. Operating Results — Recent Investment, Acquisition and Strategic Alliance Activities." We expect to continue to evaluate and consider a wide array of potential strategic transactions as part of our overall business strategy, including business combinations, acquisitions and dispositions of businesses, technologies, services, products and other assets, as well as strategic investments and alliances. At any given time we may be engaged in discussing or negotiating a range of these types of transactions. These transactions involve significant challenges and risks, including:

  •
  difficulties in and significant and unanticipated additional costs and expenses resulting from integrating into our business operations, corporate structure and culture the large number of personnel, operations, products, services, technology, internal controls and financial reporting of companies we acquire;

  •
  disruption of our ongoing business, distraction of and significant time and attention required from our management and employees and increase of our expenses;

  •
  departure of skilled professionals and proven management teams of acquired businesses, as well as the loss of established client relationships of the businesses we invest in or acquire, which may adversely affect the growth of the acquired businesses;

  •
  for investments over which we may not obtain management and operational control, we may lack influence over the controlling partner or shareholder, which may prevent us from achieving our strategic goals in these investments;

  •
  regulatory requirements and compliance risks as well as publicity risks that we may become subject to, including as a result of acquisitions of businesses in new industries or geographic areas or otherwise, especially for acquisitions of companies which are subject to heightened regulatory requirements and scrutiny, both in China and in other countries we currently operate in or may expand into;

  •
  actual or alleged misconduct or non-compliance by us or any company we acquire or invest in (or by its affiliates), including those relating to various regulated areas, such as food safety and online game operation, whether before, during or after our acquisition or investment, which may lead to negative publicity, litigation, government inquiries, investigations or actions against these companies or against us;

  •
  unforeseen or hidden liabilities or additional operating losses, costs and expenses that may adversely affect us following our acquisitions or investments;

  •
  negative impacts on our cash and credit profile from loans to or guarantees for the benefit of equity investees;

  •
  actual or potential impairment charges or write-offs due to the changes in the fair value of our investments or acquired companies as a result of market volatility or other reasons that we may or may not control, particularly with respect to public investee companies, in the event that the market value of our investment has been significantly lower than its carrying value for an extended period of time, such as the significant impairment charge we made in connection with our investment in Alibaba Pictures in fiscal year 2018;

  •
  regulatory hurdles including in relation to requirements, filings and approvals under the anti-monopoly and competition laws, rules and regulations of China and other jurisdictions in connection with any proposed investments and acquisitions, as well as regulatory uncertainties, heightened restrictions on and regulatory scrutiny of investments and acquisitions in other jurisdictions, on national security grounds or otherwise, for example, by the Committee on Foreign Investment in the United States, or CFIUS, and by the NDRC with regard to outbound investment by companies based in China, and increased and conflicting regulatory compliance requirements;

  •
  the risk that any of our pending or other future proposed acquisitions and investments fails to close, including as a result of political and regulatory challenges and protectionist policies; and

  •
  challenges in maintaining or growing our acquired businesses, or achieving the expected benefits of synergies and growth opportunities in connection with these acquisitions and investments, including our acquisition of Youku and a controlling stake in Lazada, privatization of Intime, acquisition of a controlling stake in Cainiao Network, investment in Sun Art and recent acquisition of Ele.me.

       We have concluded a number of significant acquisitions and investments in recent years, and we have limited experience in integrating major acquisitions. As we continue to implement our New Retail strategy and further expand our ecosystem, we expect that our acquisition and investment activity will continue at a rapid pace, with a large number and a diverse range of target companies, and we will continue to face significant challenges, including unanticipated ones, in integrating these businesses into our existing businesses.

We may face challenges in expanding our international and cross-border businesses and operations.

       As we expand our international and cross-border businesses into an increasing number of international markets, such as Southeast Asia, India, Russia and the European Union, we will face risks associated with expanding into markets in which we have limited or no experience, in which we may be less well-known or have less local resources and in which we may need to localize our business practices, culture and operations. We may be unable to attract a sufficient number of customers and other participants, fail to anticipate competitive conditions or face difficulties in operating effectively in these new markets. We may also face protectionist policies that could, among other things, hinder our ability to execute our business strategies and put us at a competitive disadvantage relative to domestic companies in other jurisdictions. The expansion of our international and cross-border businesses will also expose us to risks inherent in operating businesses globally, including:

  •
  inability to recruit international and local talent and challenges in replicating or adapting our company policies and procedures to operating environments different from that of China;

  •
  lack of acceptance of our product and service offerings;

  •
  challenges and increased expenses associated with staffing and managing international and cross-border operations and managing a multi-national organization;

  •
  trade barriers, such as import and export restrictions, customs duties and other taxes, competition law regimes and other trade restrictions, as well as other protectionist policies;

  •
  restrictions on foreign companies' ability to invest in or acquire companies in certain jurisdictions;

  •
  restrictions and regulations on the development, import and export of certain technologies, particularly as we seek to establish and operate research and development centers abroad;

  •
  heightened restrictions and barriers on the transfer of data between different jurisdictions;

  •
  differing and potentially adverse tax consequences or the imposition of new taxes targeted at cross-border commerce, and related compliance obligations;

  •
  the need for increased resources to manage regulatory compliance across our international businesses in multiple jurisdictions with different and sometimes conflicting requirements;

  •
  challenges caused by distance, language, business customs and cultural differences;

  •
  operational challenges and compliance costs related to investing or conducting business in less developed countries and regions where legal systems and business practices are less established and involve greater uncertainties;

  •
  compliance with privacy laws and data security laws, including the European Union General Data Protection Regulation, or GDPR;

  •
  increased costs to protect the security and stability of our information technology systems, intellectual property and personal data, including compliance costs related to different regulations relating to data privacy as well as data localization laws;

  •
  availability, reliability and security of international and cross-border payment systems and logistics infrastructure;

  •
  exchange rate fluctuations; and

  •
  political instability and general economic or political conditions in particular countries or regions, including territorial or trade disputes, war and terrorism.

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

Changes in international trade policies and international barriers to trade, or the emergence of a trade war, may have an adverse effect on our business and expansion plans.

       Changes to trade policies, treaties and tariffs in the jurisdictions in which we operate, or the perception that these changes could occur, could adversely affect the financial and economic conditions in the jurisdictions in which we operate, as well as our international and cross-border operations, our financial condition and results of operations. The U.S. administration under President Donald Trump has advocated greater restrictions on trade generally and significant increases on tariffs on certain goods imported into the United States, particularly from China and has recently taken steps toward restricting trade in certain goods. For example, in March 2018, the United States began to enforce a 25% tariff on steel and a 10% tariff on aluminium imports. In addition, on June 15, 2018, President Trump announced that the United States would impose a 25% tariff on certain Chinese exports, valued at approximately US$34 billion, to be implemented beginning July 6, 2018. President Trump further stated on June 22, 2018 that the United States would impose additional 10% tariffs on another US$200 billion worth of Chinese imports if China retaliates against the U.S. tariffs announced on June 15. On July 20, 2018, President Trump indicated a willingness to have the United States impose tariffs on substantially all U.S. imports from China, valued at approximately US$500 billion in 2017. The current U.S. administration has also created uncertainty with respect to, among other things, existing and proposed trade agreements, free trade generally, and potential significant increases on tariffs on goods imported into the U.S., particularly from Mexico, Canada and China. It is possible that further measures will be announced.

       Changes to U.S. laws or policies (as described above or otherwise) may impact the supply chain strategies of, as well as the pace of outsourcing by, U.S. customers in the future, including the possibility of such customers' insourcing programs that were previously outsourced. This could have an adverse impact on Chinese manufacturing, which would in turn affect the demand for and activity levels on our commerce marketplaces. In addition, trade restrictions, regulatory sanctions or other restrictions, including on the basis of national security grounds, placed on suppliers, merchants or technology partners could have an adverse effect on our ability to engage in cooperative ventures, expand our business and execute our strategy.

       In addition, China and other countries have retaliated in response to new trade policies, treaties and tariffs implemented by the United States. For example, in response to the United States' tariff plan on steel and aluminium, China announced planned tariffs on various goods imported from the United States, including a 15% tariff on U.S. steel pipes, fresh fruit and wine, and a 25% tariff on pork and recycled aluminium. Further, China has announced plans to introduce tariffs on goods imported from the United States in response to the additional U.S. tariffs of June 15, 2018. Such policy retaliations could ultimately result in further trade policy responses by the United States and other countries, and result in an escalation leading to a trade war, which would have an adverse effect on manufacturing levels, trade levels and industries, including logistics, retail sales and other businesses and services that rely on trade, commerce and manufacturing. Any such escalation in trade tensions or a trade war, or news and rumors of the escalation of a potential trade war, could affect activity levels within our ecosystem and have a material and adverse effect on our business, results of operations and trading price of our ADSs.

Our business generates and processes a large amount of data, including personal data, and the improper use or disclosure of data could harm our reputation as well as have a material adverse effect on the trading price of our ADSs, our business and prospects.

       Our business, including our marketplaces, cloud computing, entertainment and logistics businesses, generates and processes a large quantity of personal, transaction, demographic and behavioral data. Our privacy policies concerning the collection, use and disclosure of personal data are posted on our websites. We face risks inherent in handling and protecting large volumes of data, especially consumer data. In particular, we face a number of challenges relating to data from transactions and other activities on our platforms, including:

  •
  protecting the data in and hosted on our system, including against attacks on our system by outside parties or fraudulent behavior or improper use by our employees;

  •
  addressing concerns, challenges, negative publicity and litigation related to data privacy, collection, use and actual or perceived sharing (including sharing among our own businesses, with business partners or regulators), safety, security and other factors that may arise from our existing businesses or new businesses and technology, such as new forms of data (e.g., biometric data, location information and other demographic information) collected from our New Retail businesses, food delivery and other local services, IoT services and cloud services; and

  •
  complying with applicable laws, rules and regulations relating to the collection, use, storage, transfer, disclosure and security of personal information, including any requests from regulatory and government authorities relating to this data.

       Recently, there have been reports of a number of incidents relating to data security and unauthorized use of user data by high-profile Internet and technology companies and their business partners. If our user data is improperly used or disclosed, whether by unauthorized third-parties or by our company, subsidiaries, investee companies or other ecosystem participants, it could result in a loss of users, advertisers and other ecosystem participants, loss of confidence or trust in out platforms, litigation, regulatory investigations, penalties or actions against us, significantly damage our reputation, and have a material adverse effect on the trading price of our ADSs, our business and prospects.

       Pursuant to our data sharing agreement with Ant Financial and Alipay, which sets forth data security and confidentiality protocols, and subject to relevant legal requirements and limitations, we have agreed to a broad sharing of depersonalized data with Ant Financial through a data sharing platform that we own and operate, subject to compliance with relevant law. Koubei and Alibaba Pictures have also entered into agreements with us to participate in the data sharing platform, subject to certain limits. As permitted by our privacy policies and user agreements, we also grant expressly limited access to specified data on our data platform to certain other participants in our ecosystem that provide services to merchants and consumers, such as retail operating partners, logistics service providers, mobile app developers, independent software vendors, or ISVs, cloud developers, marketing affiliates and various professional service providers. These ecosystem participants face the same challenges inherent in handling and protecting large volumes of data. Any systems failure or security breach or lapse on our part or on the part of any of our ecosystem participants that results in the release of user data could harm our reputation and brand and, consequently, our business, in addition to exposing us to potential legal liability. Any such event could also attract negative publicity from media outlets, privacy advocates, our competitors or others and could adversely affect the trading price of our ADSs.

We rely on Alipay to conduct substantially all of the payment processing and all of the escrow services on our marketplaces. If Alipay's services are limited, restricted, curtailed or degraded in any way or become unavailable to us or our users for any reason, our business may be materially and adversely affected.

       Given the significant transaction volume on our platforms, Alipay provides convenient payment processing and escrow services to us through contractual arrangements on preferential terms. These services are critical to our platforms and the development of our ecosystem. In the twelve months ended March 31, 2018, approximately 70% of the GMV on our China retail marketplaces was settled through Alipay's escrow and payment processing services. We rely on the convenience and ease of use that Alipay provides to our users. If the quality, utility, convenience or attractiveness of Alipay's services declines for any reason, the attractiveness of our marketplaces could be materially and adversely affected.

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

  •
  breach of users' privacy and concerns over the use and security of information collected from customers and any related negative publicity relating thereto;

  •
  service outages, system failures or failure to effectively scale the system to handle large and growing transaction volumes;

  •
  increasing costs to Alipay, including fees charged by banks to process transactions through Alipay, which would also increase our cost of revenues;

  •
  negative news about and social media coverage on Alipay, its business, its products and service offerings or matters relating to Alipay's data security and privacy; and

  •
  failure to manage funds accurately or loss of funds, whether due to employee fraud, security breaches, technical errors or otherwise.

       In addition, certain commercial banks in China impose limits on the amounts that may be transferred by automated payment from users' bank accounts to their linked accounts with third-party payment services. Although we believe the impact of these restrictions has not been and will not be significant in terms of the overall volume of payments processed for our China retail marketplaces, and automated payment services linked to bank accounts represent only one of many payment mechanisms that consumers may use to settle transactions, we cannot predict whether these and any additional restrictions that could be put in place would have a material adverse effect on our marketplaces.

       Alipay's business is highly regulated and faces challenges in managing its regulatory risks. Alipay is required to comply with numerous complex and evolving laws, rules and regulations. In particular, regulators and third parties in China have been increasing their focus on online and mobile payment services, and recent regulatory and other developments could reduce the convenience or utility of Alipay users' accounts. In addition, as Alipay expands its businesses and operations into more international markets, it will become subject to additional legal and regulatory risks and scrutiny. Furthermore, our commercial arrangements with Alipay may be subject to anti-competition challenges. See "— We and Ant Financial are subject to a broad range of laws and regulations, and future laws and regulations may impose additional requirements and other obligations on our business or otherwise that could materially and adversely affect our business, financial condition and results of operations," and "Item 4. Information on the Company — B. Business Overview — Regulation — Regulation Applicable to Alipay."

       If we needed to migrate to another third-party payment service or significantly expand our relationship with other third-party payment services, the transition would require significant time and management resources, and the third-party payment service may not be as effective, efficient or well-received by consumers and merchants on our marketplaces. These third-party payment services also may not provide escrow services, and we may not be able to receive commissions based on GMV transacted through these systems. We would also receive less, or lose entirely, the benefit of the commercial agreement with Ant Financial and Alipay, which provides us with preferential terms, and would possibly be required to pay more for payment processing and escrow services than we currently pay. There can be no assurance that we would be able to reach an agreement with an alternative online payment service on acceptable terms or at all.

We do not control Alipay or its parent entity, Ant Financial, over which Jack Ma effectively controls a majority of the voting interests. If conflicts that could arise between us and Alipay or Ant Financial are not resolved in our favor, our ecosystem, business, financial condition, results of operations and prospects may be materially and adversely affected.

       Although we rely on Alipay to conduct substantially all of the payment processing and all of the escrow services on our marketplaces and we have agreed to acquire a 33% equity interest in Ant Financial, we do not, and will not upon completion of the acquisition, have any control over Alipay. Alipay provides payment services to us on preferential terms pursuant to our long-term commercial agreement with Ant Financial and Alipay. Following the 2011 divestment and subsequent equity holding restructuring related to Ant Financial, an entity wholly owned by Jack Ma, our executive chairman, became the general partner of Hangzhou Junhan Equity Investment Partnership, or Junhan, and Junao Equity Investment Partnership, or Junao, each a PRC limited partnership, which are two major equity holders of Alipay's parent, Ant Financial. Accordingly, Jack has an economic interest in Ant Financial and is able to exercise the voting power of the equity interest in Ant Financial held by Junhan and Junao. We understand that through the exercise of this voting power, Jack continues to control a majority of the voting interests in Ant Financial.

       If Alipay were not able to successfully manage the risks relating to its business, its ability to continue to deliver payment services to us on preferential terms may be undermined. Furthermore, if for any reason, Alipay sought to amend the terms of its agreements and arrangements with us, there is no assurance that Jack Ma, in light of his voting control over Alipay's parent, Ant Financial, would act in our interest. If Alipay were required by regulators to modify the commercial agreement under certain circumstances, Alipay may not have sufficient funds to adequately compensate us for the impact of the adjustment. If we were to lose the preferential terms with Alipay or if Alipay is unable to successfully manage its business, our ecosystem could be negatively affected, and our business, financial condition, results of operations and prospects could be materially and adversely affected.

       Ant Financial also provides other financial services to participants in our ecosystem, including wealth management, financing (including consumer financing) and insurance, and may provide additional services in the future. Other conflicts of interest between us, on the one hand, and Alipay and Ant Financial, on the other hand, may arise relating to commercial or strategic opportunities or initiatives. Although we and Ant Financial have each agreed to certain non-competition undertakings, Ant Financial may provide services to our competitors from time to time and we cannot assure you that Ant Financial would not pursue other opportunities that would conflict with our interests. Jack Ma may not resolve these conflicts in our favor. Furthermore, our ability to explore alternative payment services other than Alipay for our marketplaces may be constrained due to Jack's relationship with Ant Financial.

       In addition, we grant share-based awards to employees of Ant Financial, and Junhan grants share-based awards tied to the value of Ant Financial to our employees, and a wholly-owned subsidiary of Ant Financial grants RSU awards to our employees. The provision of awards to our employees tied to the value of Ant Financial is intended to enhance our strategic and financial relationship with Ant Financial. See "Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Agreements and Transactions Related to Ant Financial and its Subsidiaries — Equity-based Award Arrangements." The share-based awards granted by Junhan and the Ant Financial subsidiary to our employees result in expenses that are recognized by our company. Subject to the approval of our audit committee, Jack (through his role with us and his control over Junhan) and Ant Financial could be in a position to propose and promote further share-based grants that result in additional, and potentially significant, expenses to our company. Accordingly, these and other potential conflicts of interest between us and Ant Financial or Alipay, and between us and Jack or Junhan or Junao, may not be resolved in our favor, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

       Moreover, because of our close association with Ant Financial and overlapping user base, events that negatively affect Ant Financial could also negatively affect customers', regulators' and other third parties' perception of us. In addition, any actual or perceived conflict of interest between us and Ant Financial, or any other company integral to the functioning of our ecosystem could also materially harm our reputation as well as our business and prospects.

Our business is subject to complex and evolving domestic and international laws and regulation regarding privacy and data protection. Many of these laws and regulations are subject to change and uncertain interpretation and could result in claims, changes to our business practices, penalties, increased cost of operations, or declines in user growth or engagement, or otherwise affect our business.

       Regulatory authorities in China and around the world have implemented and are considering a number of further legislative and regulatory proposals concerning data protection, including measures to ensure that encryption of users' data does not hinder law enforcement agencies' access to that data. In addition, the interpretation and application of consumer and data protection laws in China and elsewhere are often uncertain and in flux. It is possible that these laws may be interpreted and applied in a manner that is inconsistent with our data practices.

       The PRC regulatory and enforcement regime with regard to data security and data protection is evolving. According to the Cybersecurity Law, which was promulgated by the National People's Congress Standing Committee on November 7, 2016 and took effect as of June 1, 2017, as network operators we are obligated to provide technical assistance and support for public security and national security authorities to protect national security or assist with criminal investigations. In addition, the Cybersecurity Law provides that personal information and important data collected and generated by an operator of critical information infrastructure in the course of its operations in the PRC must be stored in the PRC, and the law imposes additional data security and privacy protection obligations on network operators. Further, on July 1, 2015, the National People's Congress Standing Committee promulgated the National Security Law, or the New National Security Law, which took effect on the same date and covers various types of national security including technology security and information security.

       Compliance with the Cybersecurity Law, the New National Security Law, as well as additional laws and regulations that PRC regulatory bodies may enact in the future, may result in additional expenses to us and subject us to negative publicity which could harm our reputation with users and negatively affect the trading price of our ADSs. There are also uncertainties with respect to how the Cybersecurity Law and the New National Security Law will be implemented in practice. For example, certain of our businesses or technology infrastructure may be designated by PRC regulators as critical information infrastructure, which will be subject to heightened regulation. PRC regulators, including the Ministry of Industry and Information Technology, or the MIIT, and the Cyberspace Administration of China, or the Cyberspace Administration, have been increasingly focused on regulation in the areas of data security and data protection. We expect that these areas will receive greater attention and focus from regulators, as well as attract continued or greater public scrutiny and attention going forward, which could increase our compliance costs and subject us to heightened risks and challenges associated with data security and protection. If we are unable to manage these risks, we could become subject to penalties, including fines, suspension of business and revocation of required licenses, and our reputation and results of operations could be materially and adversely affected.

       As we expand our operations into international markets, we will be subject to additional laws in other jurisdictions where we operate and where our merchants, consumers, users, customers and other participants are located. The laws, rules and regulations of other jurisdictions, such as the United States and Europe, may be more comprehensive, detailed and nuanced in their scope, and impose more stringent or conflicting requirements and penalties than those in China. In addition, such laws, rules and regulations may restrict the transfer of data across jurisdictions, which could impose additional and substantial operational, administrative and compliance burdens on us, and may also restrict our business activities and expansion plans, as well as impede our data-driven business strategies. Complying with laws and regulations for an increasing number of jurisdictions could require significant resources and costs. Our continued expansion into cloud computing services, both within China and overseas, will also increase the number of users and the amount of data hosted on our system, as well as increase the number of jurisdictions in which we have information technology systems. This, as well as the increasing number of new legal requirements in various jurisdictions, such as the Russian Data Localization Law, which came into effect on September 1, 2015, and the GDPR, which came into effect on May 25, 2018, present increased challenges and risks in relation to policies and procedures relating to data collection, storage, transfer, disclosure, protection and privacy, and will impose significant penalties for non-compliance, including for example, penalties calculated as a percentage of global revenue under the GDPR. We anticipate that in addition to our internal personnel systems, the compliance requirements of the GDPR will affect a significant number of our businesses, including AliExpress, Alibaba Cloud, Alibaba.com, as well as certain aspects of other businesses such as UC Browser, Taobao Marketplace and our Fliggy business.

       Any failure, or perceived failure, by us to comply with the above and other regulatory requirements or privacy protection-related laws, rules and regulations could result in reputational damages or proceedings or actions against us by governmental entities, consumers or others. These proceedings or actions could subject us to significant penalties and negative publicity, require us to change our business practices, increase our costs and severely disrupt our business, hinder our global expansion or negatively affect the trading price of our ADSs.

Failure to maintain or improve our technology infrastructure could harm our business and prospects.

       We are constantly upgrading our platforms to provide increased scale, improved performance, additional built-in functionality (including functionality related to security) and additional capacity. Adopting new products and maintaining and upgrading our technology infrastructure, including our data centers, cloud operating systems, big data analytics platform and logistics data platform, require significant investments of time and resources, including adding new hardware, updating software and recruiting and training new engineering personnel. Any failure to maintain and improve our technology infrastructure could result in unanticipated system disruptions, slower response times, impaired user experience and delays in reporting accurate operating and financial information, which may be further deteriorated during certain time periods, such as on or around Singles Day or other promotional events, when user activity and transactions are significantly high on our marketplaces. In addition, much of the software and interfaces we use are internally developed and proprietary technology. If we experience problems with the functionality and effectiveness of our software or platforms, or are unable to maintain and constantly improve our technology infrastructure to handle our business needs, our business, financial condition, results of operations and prospects, as well as our reputation, could be materially and adversely affected.

       In addition, our technology infrastructure and services, including our cloud product and service offerings, incorporate third-party-developed software, systems and technologies, as well as hardware purchased or commissioned from outside and overseas suppliers. As our technology infrastructure and services expand and become increasingly complex, we face increasingly serious risks to the performance and security of our technology infrastructure and services that may be caused by these third-party-developed components, including risks relating to incompatibilities among these components, service failures or delays or back-end procedures on hardware and software. Finally, in order to ensure that our technology infrastructure can be comprehensively and rapidly upgraded, we need to constantly enhance our technology. Otherwise, we face the risk of our technology infrastructure becoming unstable and susceptible to security breaches, which we may be unable to identify or rectify rapidly and effectively. Such instability or susceptibility could create serious challenges to the security and uninterrupted operation of our platforms and services, which would materially and adversely affect our business and reputation.

The successful operation of our business depends upon the performance, reliability and security of the Internet infrastructure in China and other countries in which we operate.

       Our business depends on the performance, reliability and security of the telecommunications and Internet infrastructure in China and other countries in which we operate. Substantially all of our computer hardware and a majority of our cloud computing services are currently located in China. Almost all access to the Internet in China is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the MIIT. In addition, the national networks in China are connected to the Internet through state-owned international gateways, which are the only channels through which a domestic user can connect to the Internet outside of China. We may face similar or other limitations in other countries in which we operate. We may not have access to alternative networks in the event of disruptions, failures or other problems with the Internet infrastructure in China or elsewhere. In addition, the Internet infrastructure in the countries in which we operate may not support the demands associated with continued growth in Internet usage.

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

       Moreover, if the security of domain names is compromised, we will be unable to use such domain names in our business operations, which could materially and adversely affect our business operations and brand image. If we fail to implement adequate encryption of data transmitted through the networks of the telecommunications and Internet operators we rely upon, there is a risk that such telecommunications and Internet operators or their business partners may misappropriate our data, which could materially and adversely affect our business operations and reputation.

Our ecosystem could be disrupted by network interruptions.

       Our ecosystem depends on the efficient and uninterrupted operation of our computer and communications systems. System interruptions and delays may prevent us from efficiently processing the large volume of transactions on our marketplaces. In addition, a large number of merchants and customers maintain their important systems, such as enterprise resource planning, or ERP, and customer relationship management, or CRM, systems on our cloud computing platform, which contains substantial quantities of data relating to their accounts, transaction data, consumer information and other data that enables merchants and customers to operate and manage their businesses. Increasing media and entertainment content on our platforms also requires additional network capacity and infrastructure to process. Consumers expect our media and entertainment content to be readily available online, and any disruptions or delay to the delivery of content could affect the attractiveness and reputation of our media and entertainment platforms.

       We and other participants in our ecosystem, including Ant Financial have experienced, and may experience in the future, system interruptions and delays that made websites and services (such as cloud services and payment services) temporarily unavailable or slow to respond. Although we have prepared for contingencies through redundancy measures and disaster recovery plans and also carry business interruption insurance, these preparations and insurance coverage may not be sufficient. Despite any precautions we may take, the occurrence of a natural disaster, such as an earthquake, flood or fire, or other unanticipated problems at our facilities or the facilities of Ant Financial and other participants in our ecosystem, including power outages, system failures, telecommunications delays or failures, construction accidents, break-ins to information technology systems, computer viruses or human errors, could result in delays in or temporary outages of our platforms or services, loss of our, consumers' and customers' data and business interruption for us and our customers. Any of these events could damage our reputation, significantly disrupt our operations and the operations of the merchants, logistics service providers and other participants in our ecosystem and subject us to liability, heightened regulatory scrutiny and increased costs, which could materially and adversely affect our business, financial condition and results of operations.

If third-party logistics service providers used by our merchants fail to provide reliable logistics services, or the logistics data platform operated by Cainiao Network were to malfunction, suffer an outage or otherwise fail, our business and prospects, as well as our financial condition and results of operations, may be materially and adversely affected.

       Our merchants use third-party logistics service providers to fulfill and deliver their orders. Cainiao Network cooperates with a number of third-party logistics service providers to help merchants on our platforms fulfill orders and deliver their products to consumers. Cainiao Network operates a logistics data platform that links our information system and those of logistics service providers. Interruptions to or failures in these third-parties' logistics services, or in Cainiao Network's logistics data platform, could prevent the timely or proper delivery of products to consumers, which would harm the reputation of our marketplaces and our ecosystem. These interruptions or failures may be due to events that are beyond our control or the control of Cainiao Network or these logistics service providers, such as inclement weather, natural disasters, accidents, transportation disruptions, including special or temporary restrictions or closings of facilities or transportation networks due to regulatory or political reasons, or labor unrest or shortages. These logistics services could also be affected or interrupted by business disputes, industry consolidation, insolvency or government shut-downs. The merchants on our marketplaces may not be able to find alternative logistics service providers to provide logistics services in a timely and reliable manner, or at all. We do not have agreements with logistics service providers that require them to offer services to our merchants. If the logistics data platform operated by Cainiao Network were to fail for any reason, the logistics service providers would be severely hindered from or unable to connect with our merchants, and their services and the functionality of our ecosystem could be severely affected. If the products sold on our marketplaces are not delivered in proper condition, on a timely basis or at shipping rates that marketplace participants are willing to bear, our business and prospects, as well as our financial condition and results of operations could be materially and adversely affected.

If other third-party service providers in our ecosystem fail to provide reliable or satisfactory services, our reputation, business, financial condition and results of operations may be materially and adversely affected.

       Ant Financial and a number of other third-party participants, including retail operating partners, logistics service providers, mobile app developers, ISVs, cloud developers, marketing affiliates and various professional service providers, provide services to users on our platforms, including merchants, brands, consumers and users of our cloud computing services. To the extent these service providers are unable to provide satisfactory services to our users on commercially acceptable terms or at all or if we fail to retain existing or attract new quality service providers to our platforms, our ability to retain, attract or engage our users may be severely limited, which may have a material and adverse effect on our business, financial condition and results of operations. In addition, certain of these third-party service providers in our ecosystem have access to our user data to a limited extent in order to provide their services. These third-party service providers also engage in a broad range of other business activities outside of our platforms. If these third-party participants engage in activities that are negligent, illegal or otherwise harm the trustworthiness and security of our ecosystem, including, for example, the leak or negligent use of data, unauthorized use of our brand names, the handling, transport and delivery of prohibited or restricted content or items or failure to perform their contractual obligations, or users are otherwise dissatisfied with their service quality on or off our platforms, we could suffer reputational harm, even if these activities are not related to, attributable to or caused by us, or within our control.

We depend on key management as well as experienced and capable personnel generally, and any failure to attract, motivate and retain our staff could severely hinder our ability to maintain and grow our business.

       Our future success is significantly dependent upon the continued service of our key executives and other key employees, particularly in new business areas we are expanding into such as New Retail. If we lose the services of any member of management or key personnel, we may not be able to locate suitable or qualified replacements, and may incur additional expenses to recruit and train new staff. In particular, Jack Ma, our lead founder, executive chairman and one of our principal shareholders, has been crucial to the development of our culture and strategic direction.

       As our business develops and evolves, it may become difficult for us to continue to retain these employees. A number of our employees, including many members of management, may choose to pursue other opportunities outside of our company. If we are unable to motivate or retain these employees, our business may be severely disrupted and our prospects could suffer.

       The size and scope of our ecosystem also require us to hire and retain a wide range of capable and experienced personnel who can adapt to a dynamic, competitive and challenging business environment. We will need to continue to attract and retain experienced and capable personnel at all levels, including members of management, as we expand our business and operations. Our various incentive initiatives may not be sufficient to retain our management and employees. Competition for talent in the PRC Internet industry is intense, and the availability of suitable and qualified candidates in China is limited. Competition for these individuals could cause us to offer higher compensation and other benefits to attract and retain them. Even if we were to offer higher compensation and other benefits, there is no assurance that these individuals will choose to join or continue to work for us. Any failure to attract or retain key management and personnel could severely disrupt our business and growth.

Our revenue and net income may be materially and adversely affected by any economic slowdown in China as well as globally.

       The success of our business ultimately depends on consumer spending. Although we have operating subsidiaries in various countries and regions, our operations in China currently contribute a majority of our revenue. As a result, our revenue and net income are impacted to a significant extent by economic conditions in China and globally, as well as economic conditions specific to online and mobile commerce. The global economy, markets and levels of consumer spending are influenced by many factors beyond our control, including consumer perception of current and future economic conditions, political uncertainty (including potential impacts resulting from developments in international relations and trade policies, political and regulatory changes in the United States and the proposed exit of the United Kingdom from the European Union), levels of employment, inflation or deflation, real disposable income, interest rates, taxation and currency exchange rates.

       The growth of the PRC economy has slowed in recent years compared to prior years. According to the National Bureau of Statistics of China, China's GDP growth rate was 6.9% in 2015, which slowed to 6.7% in 2016 and recovered to 6.9% in 2017. There have also been concerns about the relationships among China and other Asian countries, the relationship between China and the United States, as well as the relationship between the United States and certain Asian countries such as North Korea, which may result in or intensify potential conflicts in relation to territorial, regional security and trade disputes. Any disruptions or continuing or worsening slowdown could significantly reduce domestic commerce in China, including through the Internet generally and within our ecosystem. Although our financial performance is mainly affected by consumer spending, which may not be as adversely affected as other sectors of the economy, an economic downturn, whether actual or perceived, a further decrease in economic growth rates or an otherwise uncertain economic outlook in China or any other market in which we may operate could have a material adverse effect on consumer spending and therefore adversely affect our business, financial condition and results of operations.

Security breaches and attacks against our systems and network, and any potentially resulting breach or failure to otherwise protect personal, confidential and proprietary information, could damage our reputation and negatively impact our business, as well as materially and adversely affect our financial condition and results of operations.

       Although we have employed significant resources to develop and enhance security measures against breaches to our systems and network, optimize technologies and continue to innovate, our cybersecurity measures may not detect, prevent or control all attempts to compromise our systems, including distributed denial-of-service attacks, viruses, Trojan horses, malicious software, break-ins, phishing attacks, third-party manipulation, security breaches, employee misconduct or negligence or other attacks, risks, data leakage and similar disruptions that may jeopardize the security of data stored in and transmitted by our systems or that we otherwise maintain. Breaches of our cybersecurity measures could result in unauthorized access to our systems, misappropriation of information or data, deletion or modification of user information, or a denial-of-service or other interruption to our business operations. As techniques used to obtain unauthorized access to or sabotage systems change frequently and may not be known until launched against us or our third-party service providers, we may be unable to anticipate, or implement adequate measures to protect against, these attacks.

       We have in the past and are likely again in the future to be subject to these types of attacks, breaches and data leakage, although to date no attack, breach or data leakage has resulted in any material damages or remediation costs. If we are unable to avert these attacks and security breaches, we could be subject to significant legal and financial liability, our reputation would be harmed and we could sustain substantial revenue loss from lost sales and customer dissatisfaction. We may not have the resources or technical sophistication to anticipate or prevent rapidly evolving cyber-attacks. Cyber-attacks may target us, our merchants, consumers, users, customers or other participants, or the communication infrastructure on which we depend. We do not carry cybersecurity insurance. Actual or anticipated attacks and risks may cause us to incur significantly higher costs, including costs to deploy additional personnel and network protection technologies, train employees, and engage third-party experts and consultants. Cybersecurity breaches would not only harm our reputation and business, but also could materially decrease our revenue and net income.

We may not be able to complete our acquisition of an equity ownership interest in Ant Financial.

       Pursuant to the amendment to the 2014 SAPA that we entered into in February 2018 (as amended, the 2018 SAPA Amendment), we have agreed to acquire a 33% equity interest in Ant Financial. The closing of this transaction is subject to the receipt of the necessary PRC regulatory approvals and the satisfaction of other conditions.

       If Ant Financial does not receive the required PRC regulatory approvals mentioned above, we will not be able to complete the acquisition of the equity ownership interest in Ant Financial, and we would fail to benefit from any appreciation in its equity value beyond the date of a qualified IPO of Ant Financial or Alipay. Our inability to reap the benefits of any appreciation in equity value of Ant Financial, including in connection with a qualified IPO of Ant Financial or Alipay, could represent a significant missed opportunity that is beyond our control.

       In addition, the 2018 SAPA provides that if Ant Financial's intended equity issuance to us is not completed for any reason, we will unwind the 2018 SAPA Amendment and restore the 2014 SAPA and other related agreements. As a result, we may incur additional costs to unwind the 2018 SAPA Amendment and be subject to significant negative publicity, which could have a material adverse effect on our business, financial condition and results of operations, as well as the trading price of our ADSs. Pursuant to the 2014 SAPA, in the event of a qualified IPO of Ant Financial or Alipay, if the equity issuance has not been completed or is subsequently unwound, we would be entitled, at our election, to receive a one-time payment equal to the 37.5% of the total equity value of Ant Financial immediately prior to the qualified IPO. If we elect to receive this one-time payment, it is possible that Ant Financial will not have sufficient funds to make the payment in a timely manner or on a schedule acceptable to us. See "Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Agreements and Transactions Related to Ant Financial and its Subsidiaries — 2014 Restructuring of Our Relationship with Ant Financial and Alipay and 2014 Amendments."

Tightening of tax compliance efforts that affect our merchants could materially and adversely affect our business, financial condition and results of operations.

       Tax legislation on the digital economy is still developing. Governments, both in China and in other jurisdictions, may promulgate or strengthen the implementation of tax regulations that impose obligations on e-commerce companies, which could increase the costs to consumers and merchants and make our platforms less competitive in these jurisdictions. Governments may require operators of marketplaces, such as our company, to assist in the enforcement of tax registration requirements and the collection of taxes with respect to the revenue or profit generated by merchants from transactions conducted on their platforms. We may also be requested by tax authorities to supply information on our merchants, such as transaction records and bank account information, and assist in the enforcement of other tax regulations, including the payment and withholding obligations against our merchants. As a result of more stringent tax compliance requirements and liabilities, we may lose existing merchants and potential merchants might not be willing to open storefronts on our marketplaces, which could in turn negatively affect us. Stricter tax enforcement by tax authorities may also reduce the activities by merchants on our platforms and result in liability to us. For example, as a result of stricter enforcement on VAT and VAT refunds, we substantially increased our allowance for doubtful accounts for VAT receivables in relation to our VAT refund service in fiscal year 2017.

       Potential heightened enforcement against participants in our ecosystem (including imposition of reporting or withholding obligations on operators of marketplaces with respect to value-added tax of merchants and stricter tax enforcement against merchants generally) could have a material adverse effect on our business, financial condition and results of operations.

We have been and may continue to be subject to allegations, lawsuits and negative publicity claiming that items listed and content available on our marketplaces and websites are pirated, counterfeit or illegal.

       We have been the subject in the past, and may continue to be the subject in the future, of allegations that items offered, sold or made available through our online marketplaces by third parties or that content we make available through other services, such as our online video and music platforms or through our smart devices, infringe third-party copyrights, trademarks and patents or other intellectual property rights. Although we have adopted measures to proactively verify the products sold on our marketplaces for infringement and to minimize potential infringement of third-party intellectual property rights through our intellectual property infringement complaint and take-down procedures, these measures may not always be successful. In the event that alleged counterfeit or infringing products are listed or sold on our marketplaces or allegedly infringing content are made available through our other services, we could face claims and negative publicity relating to these activities or for our alleged failure to act in a timely or effective manner in response to infringement or to otherwise restrict or limit these activities. We may also choose to compensate consumers for any losses, although we are currently not legally obligated to do so. If, as a result of regulatory developments, we are required to compensate consumers, we would incur additional expenses.

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

       We also have been and may continue to be subject to allegations of civil or criminal liability based on allegedly unlawful activities or unauthorized distribution of products or content carried out by third parties through our online marketplaces. We have also acquired certain companies, such as Youku, Lazada and Ele.me, that are from time to time subject to allegations and lawsuits regarding alleged infringement of third-party intellectual property or other rights, and we may continue to acquire other companies that are subject to similar disputes.

       In addition, we have been and may continue to be subject to significant negative publicity in China and other countries based on similar claims and allegations. For example, in December 2016 and January 2018, the Office of the U.S. Trade Representative, or USTR, again identified Taobao Marketplace as a "notorious market" after having removed Taobao from such list in 2012. The USTR may continue to identify Taobao Marketplace as a notorious market, and there is no assurance that the USTR will not identify our other businesses as notorious markets in the future. In addition, government authorities have in the past accused, and may in the future accuse, us of perceived problems and failures of our platforms, including alleged failures to crack down on the sale of counterfeit goods and other alleged illegal activities on our China retail marketplaces. As a result of any such claims or accusations by government authorities, by industry watchdog organizations, by brand and intellectual property rights holders or by enterprises, there may be a public perception that counterfeit or pirated items are commonplace on our marketplaces or that we delay the process of removing these items. This perception, even if factually incorrect, and existing or new litigation and regulatory pressure or action related to intellectual property rights protection could damage our reputation with consumers, harm our business, diminish the value of our brand name and negatively affect trading price of our ADSs.

Failure to deal effectively with any fraud perpetrated and fictitious transactions conducted on our marketplaces and other sources of customer dissatisfaction would harm our business.

       We face risks with respect to fraudulent activities on our marketplaces and periodically receive complaints from consumers who may not have received the goods that they had purchased, complaints from merchants who have not received payment for the goods that a consumer had contracted to purchase, as well as other types of actual and alleged fraudulent activities. See "Item 4. Information on the Company — B. Business Overview — Transaction Platform Safety Programs" for more details about the measures we have adopted against fraudulent activities. Although we have implemented various measures to detect and reduce the occurrence of fraudulent activities on our marketplaces, there can be no assurance that these measures will be effective in combating fraudulent transactions or improving overall satisfaction among our merchants, consumers and other participants. Additional measures that we take to address fraud could also negatively affect the attractiveness of our marketplaces to consumers or merchants. In addition, merchants on our marketplaces contribute to a fund to provide consumer protection guarantees. If our merchants do not perform their obligations under these programs, we may use funds that have been deposited by merchants in a consumer protection fund to compensate consumers. If the amounts in the fund are not sufficient, we may choose to compensate consumers for losses although currently we are not legally obligated to do so. If, as a result of regulatory developments, we are required to compensate consumers, we would incur additional expenses. Although we have recourse against our merchants for any amounts we incur, there is no assurance that we would be able to collect from our merchants.

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

       Government authorities, industry watchdog organizations or other third-parties may issue reports or engage in other forms of public communications concerning alleged fraudulent or deceptive conduct on our platform. Negative publicity and user sentiment generated as a result of such reports or allegations could severely diminish consumer confidence in and use of our services, reduce our ability to attract new or retain current merchants, consumers and other participants, damage our reputation, result in shareholder or other litigation and diminish the value of our brand names, and materially and adversely affect our business, financial condition and results of operations.

We may increasingly become a target for public scrutiny, including complaints to regulatory agencies, negative media coverage, including social media and malicious reports, all of which could severely damage our reputation and materially and adversely affect our business and prospects.

       We process an extremely large number of transactions on a daily basis on our marketplaces, and the high volume of transactions taking place on our marketplaces and publicity about our business creates the possibility of heightened attention from the public, regulators, the media and our ecosystem participants. Heightened regulatory and public concern over consumer protection, including consumer data and privacy protection, and consumer safety issues may subject us to additional legal and social responsibilities and increased scrutiny and negative publicity over these issues, due to the increasing scope of our overall business operations, including our acquisition of a controlling stake in Cainiao Network. In addition, changes in our services or policies have resulted and could result in objections by members of the public, the media, including social media, participants in our ecosystem or others. From time to time, these objections or allegations, regardless of their veracity, may result in public protests or negative publicity, which could result in government inquiry or harm our reputation.

       Corporate transactions we or related parties undertake, such as our partnership with the International Olympic Committee, our investment in Sun Art, our recent acquisition of the remaining equity interest in Ele.me, our recent agreement to acquire a 33% equity interest in Ant Financial, our recent agreement to acquire a minority interest in Focus Media, and other initiatives to implement our New Retail strategy and expand into international markets, may also subject us to increased media exposure and public scrutiny in Hong Kong, China and internationally. Moreover, as our business expands and grows domestically and internationally, we will be exposed to heightened regulatory scrutiny in jurisdictions where we already operate as well as in new jurisdictions in areas including consumer safety, public health and public trust. There is no assurance that we would not become a target for regulatory or public scrutiny in the future or that scrutiny and public exposure would not severely damage our reputation as well as our business and prospects.

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

We and Ant Financial are subject to a broad range of laws and regulations, and future laws and regulations may impose additional requirements and other obligations that could materially and adversely affect our business, financial condition and results of operations.

       The industries in which we and Ant Financial operate in the PRC and other countries, including online and mobile commerce and payments, financial services, cloud computing and digital media and entertainment and other online content offerings, are highly regulated. We are required to obtain licenses, permits, approvals and qualifications for many of our businesses, such as those relating to content production and distribution (including news and audio/video programs, either as stand-alone businesses or as integrated services on our platforms), food, healthcare and safety.

       As we and Ant Financial expand into new regions and markets, we will become subject to additional regulatory compliance requirements, which may be complex and potentially conflicting. In particular, the PRC government authorities are likely to continue to issue new laws, rules and regulations governing these industries, enhance enforcement of existing laws, rules and regulations. They have imposed, and may continue to impose, requirements relating to, among other things, new and additional licenses, permits and approvals or governance or ownership structures on us, Ant Financial and our users. For example, the third draft of the E-commerce Law was published for solicitation of public comment in June 2018. The draft E-commerce Law proposes a series of requirements on e-commerce operators including e-commerce platform operators, merchants operating on the platform and the individuals and entities carrying out business online. Under the draft E-commerce Law, e-commerce platform operators are required to establish a credit evaluation system and publish the credit evaluation rules, and provide consumers with methods to evaluate products sold or services provided on the platform. In addition, e-commerce platform operators who fail to take necessary actions when they know or should have known that merchants on the platform infringe upon the intellectual property rights of others or the products or services provided by merchants on the platform do not meet personal and property security requirements, or otherwise infringe upon consumers' legitimate rights, will be required to assume joint liability with the merchants. With respect to the products or services affecting consumers' health and safety, e-commerce platform operators will be held jointly liable with merchants on their platforms if they fail to review the qualifications of merchants or fail to safeguard the interests of consumers. Certain third-party platforms, although offering products and services competing with our marketplaces, may not be deemed as e-commerce operators and may be subject to less stringent requirements with respect to merchant regulation and consumer protection. The platform governance measures we adopt in response to the enhanced regulatory requirements may lead to our loss of merchants to those platforms.

       These and other laws, rules and regulations and their application could result in additional regulatory requirements applicable to us or Ant Financial, or take a direction that is adverse to our or Ant Financial's business at any time. In addition, there is no assurance that any required licenses, permits and approvals could be obtained or any new requirements can be satisfied in a timely or cost-effective manner, and failure to obtain or maintain them could lead to suspension or termination of, substantial fines upon or other regulatory actions against the affected business, which could have a material adverse effect on our business, financial condition and results of operations. Changes in regulatory enforcement as well as tax policy in the PRC and other countries could also result in additional compliance obligations and increased costs or place restrictions upon our current or future operations. Any legislation or regulation of this kind could also severely disrupt and constrain our business and the payment services used on our marketplaces.

       We have from time to time been subject, and are likely again in the future to be subject, to PRC and foreign government inquiries and investigations, including those relating to website content, alleged third-party intellectual property infringement, cybersecurity and privacy laws, and securities laws and regulations. We also face scrutiny, and have been subject and continue to be subject to inquiries and investigations, from PRC and foreign governmental bodies that focus on cross-border trade, tax, intellectual property protection, our investment activities, human rights, user privacy and data protection matters and fraudulent or other criminal transactions. We may also face protectionist policies and regulatory scrutiny on national security grounds in foreign countries in which we conduct business or investment activities. None of these inquiries and investigations has resulted in significant restrictions on our business operations. However, as we continue to grow in scale and significance, we expect to face increased scrutiny, which will, at a minimum, result in our having to continue to increase our investment in compliance and related capabilities and systems.

       The increasing sophistication and development of our user base and our expansion into the mobile and entertainment businesses will also subject us to additional regulations and increase the need for higher standards of user protection, privacy protection and dispute management. Any increased involvement in inquiries or investigations could result in significantly higher legal and other costs, restraints on our ability to enforce the contracts we have entered into, loss of business and revenue, liability for breach of contracts with third parties, diversion of management and other resources, as well as negative publicity, which could harm our business and reputation and materially reduce our revenue and net income.

       Ant Financial, which through Alipay provides the substantial majority of the payment processing services on our marketplaces as well as other financial and value-added services, such as wealth management, financing and insurance, is subject to various laws, rules and regulations in the PRC and other countries where it operates, including those governing banking, privacy, cross-border and domestic money transmission, anti-money laundering, counter-terrorist financing and consumer protection laws, rules and regulations. In recent years, the PRC government has increasingly focused on regulation of the financial industry, including laws, rules and regulations relating to the provision of payment services. See "Item 4. Information on the Company — B. Business Overview — Regulation — Regulation Applicable to Alipay." These laws, rules and regulations are highly complex, constantly evolving and could change or be reinterpreted to be burdensome, difficult or impossible for Ant Financial to comply with.

       As Ant Financial expands into international markets, it will increasingly become subject to additional legal and regulatory compliance requirements as well as political and regulatory challenges, including scrutiny on data privacy and security, anti-money laundering compliance and national security grounds, to its business and investment activities in these markets. In addition, Alipay or its affiliates are required to maintain payment business licenses in the PRC and are also required to obtain and maintain other applicable payment, money transmitter or other related licenses and approvals in other countries or regions where they operate. In certain jurisdictions where Alipay currently does not have the required licenses, Alipay provides payment processing and escrow services through third-party service providers. If Alipay or its partners fail to obtain and maintain all required licenses and approvals or otherwise fails to comply with applicable laws, rules and regulations, if new laws, rules or regulations come into effect that impact Alipay or its partners' businesses, or if any of Alipay's partners ceases to provide services to Alipay, its services could be suspended or severely disrupted, and our business, financial condition and results of operations would be materially and adversely affected.

We may be accused of infringing intellectual property rights of third parties or violating content restrictions under relevant laws.

       Third parties may claim that the technology used in the operation of our platforms or our service offerings or the content on our platforms, including content available through our digital media and entertainment business, search business, online reading platform, news feed features and Internet of Things, or IoT, devices infringe upon their intellectual property rights or are provided beyond the authorized scope. Although we have not in the past faced material litigation involving direct claims of infringement by us, the possibility of intellectual property claims against us, whether in China or other jurisdictions, increases as we continue to grow, particularly internationally. We have also acquired businesses, such as Youku, that have been, and may continue to be, subject to liabilities for infringement of third-party intellectual property rights or other allegations based on the content available on their websites or the services they provide. In addition, we expect our ecosystem to involve more and more user-generated content, including the entertainment content on Youku and our smart speakers, the interactive media content displayed on Taobao Marketplace and Tmall, including livestreams, as well as the data generated, uploaded and saved by users of our cloud computing services, over which we have limited control and we may be subject to claims for infringement of third-party intellectual property rights, or subject us to additional scrutiny by the relevant government authorities. These claims or scrutiny, whether or not having merit, may result in our expenditure of significant financial and management resources, injunctions against us or payment of damages. We may need to obtain licenses from third parties who allege that we have infringed their rights, but these licenses may not be available on terms acceptable to us or at all. These risks have been amplified by the increase in the number of third parties whose sole or primary business is to assert these claims.

       China has enacted laws and regulations governing Internet access and the distribution of products, services, news, information, audio-video programs and other content through the Internet. The PRC government has prohibited the distribution of information through the Internet that it deems to be in violation of PRC laws and regulations, impairs the national dignity of China or the public interest, or is obscene, superstitious, fraudulent or defamatory. Users of certain of our websites and platforms, including Youku, can upload content, to these websites and platforms, which is generally referred to as user-generated content. Due to the significant amount of content uploaded by our users, we may not be able to identify all the videos or other content that may violate relevant laws and regulations. If any of the information disseminated through our marketplaces and websites, including videos and other content (including user-generated content) displayed on Youku's or our other websites or on our Tmall set-top boxes, smart speakers and smart televisions, were deemed by the PRC government to violate any content restrictions, we would not be able to continue to display these content and could become subject to penalties, including confiscation of income, fines, suspension of business and revocation of required licenses, which could materially and adversely affect our business, financial condition and results of operations. The outcome of any claims, investigations and proceedings is inherently uncertain, and in any event defending against these claims could be both costly and time-consuming, and could significantly divert the efforts and resources of our management and other personnel. An adverse determination in any of these litigation matters or proceedings could cause us to pay damages, as well as legal and other costs, limit our ability to conduct business or require us to change the manner in which we operate and harm our reputation. As we expand our operations internationally, we expect that we will become subject to similar laws and regulations in other jurisdictions.

We may be subject to claims under consumer protection laws, including health and safety claims and product liability claims, if property or people are harmed by the products and services sold on our marketplaces.

       Due to several high-profile incidents involving safety, including food safety, and consumer complaints that have occurred in China in recent years, the PRC government, media outlets and public advocacy groups are increasingly focused on consumer protection. Government authorities in other countries where we operate also place high importance on consumer protection. Moreover, as part of our growth strategy, we expect to increase our focus on food, food supplements and beverages, mother care, baby care and healthcare products and services, and electronics products. For example, through Tmall Supermarket and Hema, we offer products that are frequently purchased by consumers, such as groceries and FMCG. We have also invested in companies involved in these sectors. These activities could expose us to increasing liability associated with consumer protection laws in those areas. Operators of e-commerce platforms are subject to certain provisions of consumer protection laws even where the operator is not the merchant of the product or service purchased by the consumer. For example, under applicable consumer protection laws in China, e-commerce platform operators may be held liable for consumer claims relating to damage if they are unable to provide consumers with the true name, address and contact details of merchants or service providers. In addition, if we do not take appropriate remedial action against merchants or service providers for actions they engage in that we know, or should have known, would infringe upon the rights and interests of consumers, we may be held jointly liable for infringement alongside the merchant or service provider. Moreover, applicable consumer protection laws in China hold that trading platforms will be held liable for failing to meet any undertakings that the platforms make to consumers with regard to products listed on their websites. Furthermore, we are required to report to the State Administration for Market Regulation, or the SAMR, formerly known as the State Administration for Industry and Commerce, or the SAIC, or its local branches any violation of applicable laws, regulations or SAMR rules by merchants or service providers, such as sales of goods without proper license or authorization, and we are required to take appropriate remedial measures, including ceasing to provide services to the relevant merchants or service providers. We may also be held jointly liable with merchants who do not possess the proper licenses or authorizations to sell goods or who sell goods that do not meet product standards.

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

       As our business expands outside of China, we may also face increasing scrutiny from consumer protection regulators and activists, as well as increasingly become target for litigation, in the United States, Europe and other jurisdictions. If claims are brought against us under any of these laws, we could be subject to damages and reputational damage as well as action by regulators, which could have a material adverse effect on our business, financial condition and results of operations. We do not maintain product liability insurance for products and services transacted on our marketplaces, and our rights of indemnity from the merchants on our marketplaces may not adequately cover us for any liability we may incur. Even unsuccessful claims could result in significant expenditure of funds and diversion of management time and resources, which could materially and adversely affect our business operations, net income and profitability.

We may be subject to liability for content available in our ecosystem that is alleged to be socially destabilizing, obscene, defamatory, libelous or otherwise unlawful.

       Under PRC law and the laws of certain other jurisdictions in which we operate, we are required to monitor our websites and the websites hosted on our servers and mobile interfaces, as well as our services and devices that generate or host content, for items or content deemed to be socially destabilizing, obscene, superstitious or defamatory, as well as for items, content or services that are illegal to sell online or otherwise in other jurisdictions in which we operate our marketplaces, and promptly take appropriate action with respect to the relevant items, content or services. We may also be subject to potential liability in China or other jurisdictions for any unlawful actions of our merchants, marketing customers or users of our websites or mobile interfaces, or for content we distribute or that is linked from our platforms that is deemed inappropriate. It may be difficult to determine the type of content that may result in liability to us, our websites and platforms, such as our cloud computing services, which allow users to upload and save massive data on our cloud data centers, or Youku, which allows users to upload videos and other content to our websites, may make this even more difficult. If we are found to be liable, we may be subject to negative publicity, fines, have our relevant business operation licenses revoked, or be prevented from operating our websites or mobile interfaces in China or other jurisdictions.

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

       We have been involved in a high volume of litigation in China and a small volume of potentially high-value litigation outside China relating principally to third-party and principal intellectual property infringement claims, contract disputes involving merchants and consumers on our platforms, consumer protection claims, employment related cases and other matters in the ordinary course of our business. As our ecosystem expands, including across jurisdictions and through the addition of new businesses, we have encountered and may face an increasing number and a wider variety of these claims, including those brought against us pursuant to anti-monopoly or unfair competitions laws or involving higher amounts of alleged damages. We are subject to laws and regulations in China and the other jurisdictions where our merchants, consumers, users, customers and other participants to our ecosystem are located. These laws, rules and regulations may vary in their scope and overseas laws and regulations may impose requirements which are more stringent than, or which conflict with, those in China. We have acquired and may acquire companies that have been subject to or may become subject to litigation, including shareholder class action lawsuits in the case of companies we acquire that are or were publicly-listed companies, as well as regulatory proceedings. In addition, in connection with litigation or regulatory proceedings we may be subject to in various jurisdictions, we may be prohibited by laws, regulations or government authorities in one jurisdiction from complying with subpoenas, orders or other requests from courts or regulators of other jurisdictions, including those relating to data held in or with respect to persons in such jurisdictions. Our failure or inability to comply with such subpoenas, orders or requests could subject us to fines, penalties or other legal liability, which could have a material adverse effect on our reputation, business, results of operations and the trading price of our ADSs.

       As publicly-listed companies, we and certain of our subsidiaries face additional exposure to claims and lawsuits inside and outside China. We will need to defend against these lawsuits, including any appeals should our initial defense be successful. The litigation process may utilize a material portion of our cash resources and divert management's attention from the day-to-day operations of our company, all of which could harm our business. There can be no assurance that we will prevail in any of these cases, and any adverse outcome of these cases could have a material adverse effect on our reputation, business and results of operations. In particular, we have been named as a defendant in certain purported shareholder class action lawsuits described in "Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal and Administrative Proceedings." We are currently unable to estimate the possible loss or possible range of loss, if any, associated with the resolution of these lawsuits. An unfavorable outcome from the lawsuits, including any plaintiff's appeal of the judgment in these lawsuits, could have a material adverse effect on our financial condition, results of operations, or cash flows in the future. In addition, although we have obtained directors' and officers' liability insurance, the insurance coverage may not be adequate to cover our obligations to indemnify our directors and officers, fund a settlement of litigation in excess of insurance coverage or pay an adverse judgment in litigation.

       In early 2016, the SEC informed us that it had initiated an investigation into whether there have been any violations of the federal securities laws. The SEC has requested that we voluntarily provide it with documents and information relating to, among other things: our consolidation policies and practices (including our prior practice of accounting for Cainiao Network as an equity method investee), our policies and practices applicable to related party transactions in general, and our reporting of operating data from Singles Day. We are cooperating with the SEC and, through our legal counsel, have been providing the SEC with requested documents and information. The SEC advised us that the initiation of a request for information should not be construed as an indication by the SEC or its staff that any violation of the federal securities laws has occurred. This matter is ongoing, and, as with any regulatory proceeding, we cannot predict when it will be concluded. The existence of litigation, claims, investigations and proceedings may harm our reputation and adversely affect the trading price of our ADSs. The outcome of any claims, investigations and proceedings is inherently uncertain, and in any event defending against these claims could be both costly and time-consuming, and could significantly divert the efforts and resources of our management and other personnel. An adverse determination in any litigation, investigation or proceeding could cause us to pay damages as well as legal and other costs, limit our ability to conduct business or require us to change the manner in which we operate.

Our reputation and our business may be harmed by aggressive marketing and communications strategies of our competitors.

       Due to intense competition in our industry, we have been and may be the target of incomplete, inaccurate and false statements and complaints about our company and our products and services that could damage our reputation and materially deter consumers from making purchases on our marketplaces. In addition, competitors have used, and may continue to use, methods such as lodging complaints with regulators, initiating frivolous and nuisance lawsuits, and other forms of attack litigation and "lawfare" that attempt to harm our reputation, hinder our operations, force us to expend resources on responding to and defending against such claims, and otherwise gain a competitive advantage over us by means of litigious and accusatory behavior. Our ability to respond on share price-sensitive information to our competitors' misleading marketing efforts, including lawfare, may be limited during our self-imposed quiet periods around quarter ends or due to legal prohibitions on permissible public communications by us during certain other periods.

Our results of operations fluctuate significantly from quarter to quarter which may make it difficult to predict our future performance.

       Our results of operations is generally characterized by seasonal fluctuations due to various reasons, including seasonal buying patterns and economic cyclical changes, as well as promotions on our marketplaces. Historically, the fourth quarter of each calendar year generally contributes the largest portion of our annual revenues due to a number of factors, such as merchants allocating a significant portion of their online marketing budgets to the fourth calendar quarter, promotions, such as Singles Day on November 11 of each year, and the impact of seasonal buying patterns in respect of certain categories such as apparel. The first quarter of each calendar year generally contributes the smallest portion of our annual revenues, primarily due to a lower level of allocation of marketing budgets by merchants at the beginning of the calendar year and the Chinese New Year holiday, during which time consumers generally spend less and businesses in China are generally closed. We may also introduce new promotions or change the timing of our promotions in ways that further cause our quarterly results to fluctuate and differ from historical patterns. In addition, seasonal weather patterns may affect the timing of buying decisions. The performance of our equity investees and of major businesses in which we have made investments, may also result in fluctuations in our results of operations. Fluctuations in our results of operations related to our investments may also result from the accounting implication of re-measurement of fair values of certain financial instruments, share-based awards and previously held equity interests upon disposal or step acquisitions. Given that the fair value movements of the underlying equities of financial instruments, share-based awards or equity interests are beyond the control of our management, the magnitude of the related accounting impact is unpredictable and may affect our results of operations significantly.

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

       Our quarterly and annual financial results will likely differ from our historical performance. To the extent our results of operations are below the expectations of public market analysts and investors in the future, or if there are significant fluctuations in our financial results, the market price of our ADSs could fluctuate significantly.

We may not be able to protect our intellectual property rights.

       We rely on a combination of trademark, fair trade practice, patent, copyright and trade secret protection laws in China and other jurisdictions, as well as confidentiality procedures and contractual provisions, to protect our intellectual property rights. We also enter into confidentiality agreements with our employees and any third parties who may access our proprietary information, and we rigorously control access to our proprietary technology and information. In addition, as our business expands and we increase our aquisition of and management of content, we expect to incur greater costs to acquire, license and enforce our rights to content.

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

       The U.S. government imposes broad economic and trade restrictions on dealings with certain countries and regions, including the Crimea, Cuba, Iran, North Korea and Syria, or the Sanctioned Countries, and numerous individuals and entities, including those designated as having engaged in activities relating to terrorism, drug trafficking, cybercrime, the rough diamond trade, proliferation of weapons of mass destruction or human rights violations, or the Sanctioned Persons. Additionally, the U.S. government also imposes more targeted sanctions on certain dealings with countries such as Russia, among others. The U.S. government has also imposed targeted sanctions on certain dealings with the Government of Venezuela and Petroleos de Venezuela, S.A. Recently, the U.S. government has expanded or suggested that it will expand economic sanctions concerning Iran, North Korea and Russia and there is risk of further enhanced economic sanctions concerning those geographies. It is not, however, possible to predict with a reasonable degree of certainty how the regulatory environment concerning U.S. economic sanctions may develop. The United Nations, the European Union, or the EU, the United Kingdom, or the UK, and other countries also impose economic and trade restrictions, including on certain Sanctioned Countries and Sanctioned Persons. We do not have employees or operations in any of the Sanctioned Countries, and, although our websites are open and available worldwide, we do not actively solicit business from the Sanctioned Countries or Sanctioned Persons.

       As a Cayman Islands company, we are generally not required to comply with U.S., UK, and EU sanctions to the same extent as U.S., UK or EU entities. However, our U.S., UK, and EU subsidiaries, our employees who are U.S. persons or UK or EU nationals, activities in the U.S., UK, or EU, activities involving U.S.-origin goods, technology or services, and certain conduct or dealings involving Iran and North Korea, among other activities, are subject to applicable sanctions requirements. In the case of Alibaba.com, our aggregate cash revenue from members in these Sanctioned Countries in fiscal year 2018 accounted for a negligible portion of our total revenue. In the case of AliExpress and our China retail marketplaces, an insignificant percentage of orders have been placed by consumers from the Sanctioned Countries, with an aggregate GMV settled of approximately US$7.4 million in the twelve months ended March 31, 2018 through transactions conducted voluntarily among merchants and consumers on our marketplaces. As all transaction fees on AliExpress and our China retail marketplaces are paid by merchants, primarily based in China, we do not earn any fees or commission from consumers in Sanctioned Countries in respect of transactions conducted on these platforms.

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

       Certain institutional investors, including state and municipal governments in the United States and universities, as well as financial institutions, have proposed or adopted divestment or similar initiatives regarding investments in companies that do business with Sanctioned Countries. Accordingly, as a result of activities on our marketplaces involving users based in the Sanctioned Countries, certain investors may not wish to invest in us, certain financial institutions may not wish to lend or extend credit and may divest their investment in, or seek early repayment of loans made to us, and certain financial institutions and other businesses with which we partner or may partner may seek to avoid business relationships with us. These divestment initiatives may negatively impact our reputation, business and results of operations, and may materially and adversely affect the trading price of our ADSs.

Failure to comply with the terms of our indebtedness could result in acceleration of indebtedness, which could have an adverse effect on our cash flow and liquidity.

       As of March 31, 2018, we had US$13.7 billion in aggregate principal amount of unsecured senior notes outstanding. We have also entered into a five-year term loan facility of US$4.0 billion, which has been fully drawn down. In addition, in April 2017, we replaced our US$3.0 billion revolving credit facility, which was not drawn, with a new US$5.15 billion revolving credit facility, which we have not yet drawn. Under the terms of our unsecured senior notes and credit facilities and under any debt financing arrangement that we may enter into in the future, we are, and may be in the future, subject to covenants that could, among other things, restrict our business and operations. If we breach any of these covenants, our lenders under our credit facilities and holders of our unsecured senior notes will be entitled to accelerate our debt obligations. Any default under our credit facilities or unsecured senior notes could require that we repay these debts prior to maturity as well as limit our ability to obtain additional financing, which in turn may have a material adverse effect on our cash flow and liquidity.

We may need additional capital but may not be able to obtain it on favorable terms or at all.

       We may require additional cash resources due to future growth and development of our business, including any investments or acquisitions we may decide to pursue. If our cash resources are insufficient to satisfy our cash requirements, we may seek to issue additional equity or debt securities or obtain new or expanded credit facilities. Our ability to obtain external financing in the future is subject to a variety of uncertainties, including our future financial condition, results of operations, cash flows, trading price of our ADSs, liquidity of international capital and lending markets and PRC governmental regulations over foreign investment and cross-border financing and the Internet industry in the PRC. For example, offshore incorporated companies directly or indirectly controlled by individual PRC residents are required to complete filings before the launch of any offshore debt issuance with a term of one year or more in accordance with applicable laws and regulations. The filing procedure takes time which may result in our missing the best market windows for debt issuances in the future. In addition, incurring indebtedness would subject us to increased debt service obligations and could result in operating and financial covenants that would restrict our operations. There can be no assurance that financing will be available in a timely manner or in amounts or on terms acceptable to us, or at all. Any failure to raise needed funds on terms favorable to us, or at all, could severely restrict our liquidity as well as have a material adverse effect on our business, financial condition and results of operations. Moreover, any issuance of equity or equity-linked securities could result in significant dilution to our existing shareholders.

We are subject to interest rate risk in connection with our indebtedness.

       We are exposed to interest rate risk related to our indebtedness. The interest rates under certain of our offshore credit facilities are based on a spread over LIBOR. As a result, the interest expenses associated with such indebtedness will be subject to the potential impact of any fluctuation in LIBOR. Any increase in LIBOR could impact our financing costs if not effectively hedged. Our RMB denominated bank borrowings are also subject to interest rate risk. Although from time to time, we use hedging transactions in an effort to reduce our exposure to interest rate risk, these hedges may not be effective.

We may not have sufficient insurance coverage to cover our business risks.

       We have obtained insurance to cover certain potential risks and liabilities, such as property damage, business interruptions and public liabilities. However, insurance companies in China and other jurisdictions in which we operate may offer limited business insurance products. As a result, we may not be able to acquire any insurance for all types of risks we face in our operations in China and elsewhere, and our coverage may not be adequate to compensate for all losses that may occur, particularly with respect to loss of business or operations. We do not maintain product liability insurance, nor do we maintain key-man life insurance. This potentially insufficient coverage could expose us to potential claims and losses. Any business disruption, litigation, regulatory action, outbreak of epidemic disease or natural disaster could also expose us to substantial costs and diversion of resources. We cannot assure you that our insurance coverage is sufficient to prevent us from any loss or that we will be able to successfully claim our losses under our current insurance policy on a timely basis, or at all. If we incur any loss that is not covered by our insurance policies, or the compensated amount is significantly less than our actual loss, our business, financial condition and results of operations could be materially and adversely affected.

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

       In addition, we have entered into a voting agreement pursuant to which SoftBank, Altaba, Jack Ma and Joe Tsai have agreed to vote their shares in favor of the Alibaba Partnership director nominees at each annual general shareholders meeting for so long as SoftBank owns at least 15% of our outstanding ordinary shares. Furthermore, the voting agreement provides that SoftBank has the right to nominate one director to our board until SoftBank owns less than 15% of our outstanding ordinary shares, and that right is also reflected in our articles of association. In addition, pursuant to the voting agreement, Altaba, Jack Ma and Joe Tsai have agreed to vote their shares (including shares for which they have voting power) in favor of the election of the SoftBank director nominee at each annual general shareholders meeting in which the SoftBank nominee stands for election. Moreover, subject to certain exceptions, pursuant to the voting agreement SoftBank and Altaba have agreed to give Jack and Joe a proxy over, with respect to SoftBank, any portion of its shareholdings exceeding 30% of our outstanding shares and, with respect to Altaba, all of its shareholdings up to a maximum of 121.5 million of our ordinary shares. These proxies will remain in effect until Jack Ma owns less than 1% of our ordinary shares on a fully diluted basis or we materially breach the voting agreement.

       This governance structure and contractual arrangement limit the ability of our shareholders to influence corporate matters, including any matters determined at the board level. In addition, the nomination right granted to the Alibaba Partnership will remain in place for the life of the Alibaba Partnership unless our articles of association are amended to provide otherwise by a vote of shareholders representing at least 95% of shares that vote at a shareholders meeting. The nomination rights of the Alibaba Partnership will remain in place notwithstanding a change of control or merger of our company and, for so long as SoftBank and Altaba remain substantial shareholders, we expect the Alibaba Partnership nominees will receive a majority of votes cast at any meeting for the election of directors and will be elected as directors. These provisions and agreements could have the effect of delaying, preventing or deterring a change in control and could limit the opportunity of our shareholders to receive a premium for their ADSs, and could also materially decrease the price that some investors are willing to pay for our ADSs, as of the date of this annual report, the parties to the voting agreement and the partners of the Alibaba Partnership held in the aggregate more than 50% of our outstanding ordinary shares (including shares underlying vested and unvested awards). See "Item 6. Directors, Senior Management and Employees — A. Directors and Senior Management — Alibaba Partnership."

The interests of the Alibaba Partnership may conflict with the interests our shareholders.

       The nomination and appointment rights of the Alibaba Partnership limit the ability of our shareholders to influence corporate matters, including any matters to be determined by our board of directors. The interests of the Alibaba Partnership may not coincide with the interests of our shareholders, and the Alibaba Partnership or its director nominees may make decisions with which they disagree, including decisions on important topics such as compensation, management succession, acquisition strategy and our business and financial strategy. For example, because the Alibaba Partnership will continue to be largely comprised of members of our management team, the Alibaba Partnership and its director nominees, consistent with our operating philosophy, may focus on the long-term interests of our ecosystem participants at the expense of our short-term financial results, which may differ from the expectations and desires of shareholders unaffiliated with the Alibaba Partnership. To the extent that the interests of the Alibaba Partnership differ from the interests of any of our shareholders, our shareholders may be disadvantaged by any action that the Alibaba Partnership may seek to pursue.

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

  •
  a provision that a business combination, if it may adversely affect the right of the Alibaba Partnership to nominate or appoint a simple majority of our board of directors, including the protective provisions for such right under our articles of association, shall be approved upon vote of shareholders representing at least 95% of the votes in person or by proxy present at a shareholders meeting; and

  •
  a classified board with staggered terms that will prevent the replacement of a majority of directors at one time.

       These provisions could have the effect of delaying, preventing or deterring a change in control, and could limit the opportunity for our shareholders to receive a premium for their ADSs, and could also materially decrease the price that some investors are willing to pay for our ADSs.

SoftBank owns approximately 29.0% of our outstanding ordinary shares and its interests may differ from those of our other shareholders.

       As of March 31, 2018, SoftBank owned approximately 29.0% of our outstanding ordinary shares. Subject to certain exceptions, SoftBank has agreed to grant the voting power of any portion of its shareholding exceeding 30% of our outstanding ordinary shares to Jack Ma and Joe Tsai by proxy. Under the terms of the voting agreement we entered into with SoftBank, SoftBank also has the right to nominate one member of our board of directors, and Altaba, Jack and Joe have agreed to vote their shares (including shares for which they have voting power) in favor of the SoftBank director nominees at each annual general shareholders meeting in which the SoftBank nominee stands for election until such time as SoftBank holds less than 15% of our outstanding ordinary shares. SoftBank's director nomination right is also reflected in our articles of association. Except with regard to shareholder votes relating to the Alibaba Partnership director nominees, SoftBank will have significant influence over the outcome of matters that require shareholder votes and accordingly over our business and corporate matters. SoftBank may exercise its shareholder rights in a way that it believes is in its own best interest, which may conflict with the interest of our other shareholders. These actions may be taken even if SoftBank is opposed by our other shareholders.

       For more information, see "Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Transactions and Agreements with SoftBank and Altaba — Voting Agreement."

If the PRC government deems that the contractual arrangements in relation to our variable interest entities do not comply with PRC governmental restrictions on foreign investment, or if these regulations or the interpretation of existing regulations changes in the future, we could be subject to penalties, or be forced to relinquish our interests in those operations, which would materially and adversely affect our business, financial results and the trading price of our ADSs.

       Foreign ownership of certain types of Internet businesses, such as Internet information services, is subject to restrictions under applicable PRC laws, rules and regulations. The principal regulations governing foreign investment in our business in China include the Guidance Catalogue of Industries for Foreign Investment, or the Foreign Investment Catalogue, the latest version of which came into effect on July 28, 2017, the latest amendment of which is to become effective as of July 28, 2018, and other applicable laws, rules and regulations. Under these laws and regulations, foreign investors are generally not permitted to own more than 50% of the equity interests in a value-added telecommunication service provider. Any foreign investor must also have experience and a good track record in providing value-added telecommunications services overseas. Although according to the Notice on Lifting the Restriction to Foreign Shareholding Percentage in Online Data Processing and Transaction Processing Business (Operational E-commerce) promulgated by the MIIT on June 19, 2015, foreign investors are allowed to hold up to 100% of all equity interests in the online data processing and transaction processing business (operational e-commerce) in China, other requirements provided by the Foreign Investment Telecommunications Rules (such as the track record and experience requirement for a major foreign investor) still apply. There still exist uncertainties with respect to the interpretation and implementation of such notice by authorities.

       While the significant majority of our revenue was generated by our wholly-foreign owned enterprises in fiscal year 2018, we provide Internet information services in China, which are critical to our business, through a number of PRC incorporated variable interest entities. Contractual arrangements between us and the variable interest entities and their equity holders give us effective control over each of the variable interest entities and enable us to obtain substantially all of the economic benefits arising from the variable interest entities as well as consolidate the financial results of the variable interest entities in our results of operations. Although the structure we have adopted is consistent with longstanding industry practice, and is commonly adopted by comparable companies in China, the PRC government may not agree that these arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. We are in the process of enhancing the structure of our variable interest entities. See "—We are in the process of enhancing the structure of some of our variable interest entities, and its completion is subject to uncertainties."

       In the opinion of Fangda Partners, our PRC counsel, the ownership structures of our material wholly-foreign owned enterprises and our material variable interest entities in China do not and will not violate any applicable PRC law, regulation or rule currently in effect; and the contractual arrangements between our material wholly-foreign owned enterprises, our material variable interest entities and their respective equity holders governed by PRC law are valid, binding and enforceable in accordance with their terms and applicable PRC laws and regulations currently in effect and will not violate any applicable PRC law, rule or regulation currently in effect, except that the pledges of the partnership interests will not be deemed validly created security interests until they are registered. See "— We are in the process of enhancing the structure of our variable interest entities, and the timing of its completion is subject to uncertainties" and "Item 4. Information on the Company — C. Organizational Structure." However, Fangda Partners has also advised us that there are substantial uncertainties regarding the interpretation and application of current PRC laws, rules and regulations. Accordingly, the PRC regulatory authorities and PRC courts may in the future take a view that is contrary to the opinion of our PRC legal counsel.

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

We are in the process of enhancing the structure of some of our variable interest entities, and its completion is subject to uncertainties.

       In order to further improve our control over our material variable interest entities, reduce key man risks associated with having certain individuals be the equity holders of the material variable interest entities, and address the uncertainty resulting from any potential disputes between us and the individual equity holders of the material variable interest entities that may arise, we are in the process of enhancing the structure of our material variable interest entities and certain other variable interest entities, or the VIE Structure Enhancement.

       Prior to the completion of the VIE Structure Enhancement, the variable interest entities were owned, or are owned, by a few PRC citizens who are our founders or employees or by PRC entities owned by these PRC citizens. After completion of the VIE Structure Enhancement, those variable interest entities will be directly owned by PRC limited liability companies that are indirectly held by selected members of the Alibaba Partnership or our management who are PRC citizens through PRC limited partnerships jointly established by such individuals. We will enter into contractual arrangements, which are substantially similar to the contractual arrangements we have historically used for our VIEs, with the above-mentioned multiple layers of legal entities and variable interest entity interest holders. The contractual arrangements, both before and after the VIE Structure Enhancement, give us effective control over each of those variable interest entities and enable us to obtain substantially all of the economic benefits arising from those variable interest entities as well as consolidate the financial results of those variable interest entities in our results of operations. Please also see "Item 4. Information on the Company — C. Organizational Structure."

       After completion of the VIE Structure Enhancement, PRC limited liability companies and limited partnerships will become the variable interest entity equity holders, and those PRC limited liability companies and limited partnerships will enter into contractual arrangements with us, including the equity pledge agreements. With respect to the VIE Structure Enhancement that has been completed as of the date of this Annual Report, we have completed the equity pledges in connection with the variable interest entity. However, as there are no implementing rules for the registration of the pledges of the partnership interests, we have not been able to register the pledges of the partnership interests of the LLPs. Those pledges will not be deemed validly created security interests under the PRC Property Rights Law until they are registered. Until the equity pledges are registered, we may not be able to successfully enforce these pledges, and will not be able to prevent any third party from acquiring in good faith the interests in the LLPs. While we believe the new structure is consistent with longstanding industry practice, the PRC government may not agree that these arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. The VIE Structure Enhancement process is subject to a number of uncertainties, including registration of the transfer of the equity interests, registration of the new equity pledges, whether the local SAMR will accept the registration of pledges on partnership interests, and the receipt of required approvals of amendments to certain operating permits, including the Value-added Telecommunication Business Operation Permit, Network Culture Permit and the License for Transmission of Audio-Visual Programs through Information Network. If we are unable to successfully complete these processes involved in the VIE Structure Enhancement, we will be unable to enjoy the expected benefits, including the anticipated enhanced control over those variable interest entities, or reduced key man risks or the uncertainty resulting from any potential disputes among us and the individual equity holders of those variable interest entities as discussed above.

       For further information, See "— If the PRC government deems that the contractual arrangements in relation to our variable interest entities do not comply with PRC governmental restrictions on foreign investment, or if these regulations or the interpretation of existing regulations changes in the future, we could be subject to penalties or be forced to relinquish our interests in those operations" and "Item 4. Information on the Company — C. Organizational Structure."

Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of draft PRC Foreign Investment Law.

       The MOFCOM published a discussion draft of the proposed Foreign Investment Law in January 2015 aiming to, upon its enactment, replace the major existing laws and regulations governing foreign investment in China, and completed the solicitation of comments on this draft in February 2015. It was reported in early November 2017 that after considering the public comments, a draft was produced for further review. According to the State Council's 2018 Legislation Plan published in March 2018, the draft Foreign Investment Law will be submitted to the National People's Congress Standing Committee for review in 2018. The National People's Congress Standing Committee's Legislation Work Plan for 2018 issued on April 17, 2018 also stated that the draft Foreign Investment Law will be reviewed by National People's Congress Standing Committee for the first time in December 2018. However, the revised draft Foreign Investment Law has not been made available to the public, and there are still substantial uncertainties with respect to the enactment timetable and the final content of the Foreign Investment Law.

       Among other things, the discussion draft of the Foreign Investment Law purports to introduce the principle of "actual control" in determining whether a company is considered a foreign invested enterprise, or an FIE. The discussion draft specifically provides that entities established in China but "controlled" by foreign investors will be treated as FIEs, whereas an entity organized in a foreign jurisdiction, but cleared by the MOFCOM as "controlled" by PRC entities and/or citizens, would nonetheless be treated as a PRC domestic entity for investment in the "restriction category" on the "negative list." In this connection, "control" is broadly defined in the draft law to cover any of the following summarized categories:

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

       In addition, our corporate governance practice may be materially impacted and our compliance costs could increase if we were not considered as ultimately controlled by PRC entities and/or citizens under the enacted version of the Foreign Investment Law. For instance, the discussion draft of the Foreign Investment Law purports to impose stringent ad hoc and periodic information reporting requirements on foreign investors and the applicable FIEs. Aside from investment implementation report and investment amendment report that would be required for each investment and alteration of investment specifics, an annual report would be mandatory, and key foreign investors meeting certain criteria would be required to report on a quarterly basis. Any company found to be non-compliant with these information reporting obligations could potentially be subject to fines and/or administrative or criminal liabilities, and the persons directly responsible could be subject to criminal liabilities.

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

       If we had direct ownership of the variable interest entities, we would be able to exercise our rights as an equity holder directly to effect changes in the boards of directors of those entities, which could effect changes at the management and operational level. Under our contractual arrangements, we may not be able to directly change the members of the boards of directors of these entities and would have to rely on the variable interest entities and the variable interest entity equity holders to perform their obligations in order to exercise our control over the variable interest entities. The variable interest entity equity holders may have conflicts of interest with us or our shareholders, and they may not act in the best interests of our company or may not perform their obligations under these contracts. For example, our variable interest entities and their respective equity holders could breach their contractual arrangements with us by, among other things, failing to conduct their operations, including maintaining our websites and using our domain names and trademarks which the relevant variable interest entities have exclusive rights to use, in an acceptable manner or taking other actions that are detrimental to our interests. Pursuant to the call option, we may replace the equity holders of the variable interest entities at any time pursuant to the contractual arrangements. However, if any equity holder is uncooperative in the replacement of the equity holders or there is any dispute relating to these contracts that remains unresolved, we will have to enforce our rights under the contractual arrangements through the operations of PRC law and arbitral or judicial agencies, which may be costly and time-consuming and will be subject to uncertainties in the PRC legal system. See "— Any failure by our variable interest entities or their equity holders to perform their obligations under the contractual arrangements would have a material adverse effect on our business, financial condition and results of operations." Consequently, the contractual arrangements may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership.

Any failure by our variable interest entities or their equity holders to perform their obligations under the contractual arrangements would have a material adverse effect on our business, financial condition and results of operations.

       If our variable interest entities or their equity holders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce the arrangements. Although we have entered into call option agreements in relation to each variable interest entity, which provide that we may exercise an option to acquire, or nominate a person to acquire, ownership of the equity in that entity or, in some cases, its assets, to the extent permitted by applicable PRC laws, rules and regulations, the exercise of these call options is subject to the review and approval of the relevant PRC governmental authorities. We have also entered into equity pledge agreements with the equity shareholders and, in the case of VIEs that have started, or will start, the VIE Structure Enhancement, the limited partnerships with respect to each variable interest entity to secure certain obligations of such variable interest entity or its equity holders to us under the contractual arrangements. However, we have not been able to register certain of the pledges due to the absence of implementing rules for the registration of pledges of partnership interests. In addition, the enforcement of these agreements through arbitral or judicial agencies, if any, may be costly and time-consuming and will be subject to uncertainties in the PRC legal system. Moreover, our remedies under the equity pledge agreements are primarily intended to help us collect debts owed to us by the variable interest entities or the variable interest entity equity holders under the contractual arrangements and may not help us in acquiring the assets or equity of the variable interest entities.

       In addition, with respect to the VIEs that have not completed the VIE Structure Enhancement, although the terms of the contractual arrangements provide that they will be binding on the successors of the variable interest entity equity holders, as those successors are not a party to the agreements, it is uncertain whether the successors in case of the death, bankruptcy or divorce of a variable interest entity equity holder will be subject to or will be willing to honor the obligations of such variable interest entity equity holder under the contractual arrangements. If the relevant variable interest entity or its equity holder (or its successor), as applicable, fails to transfer the shares of the variable interest entity according to the respective call option agreement or equity pledge agreement, we would need to enforce our rights under the call option agreement or equity pledge agreement, which may be costly and time-consuming and may not be successful.

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

       Although the significant majority of our revenues are generated, and the significant majority of our operational assets are held, by our wholly-foreign owned enterprises, which are our subsidiaries, our variable interest entities hold licenses and approvals and assets that are necessary for our business operations, as well as equity interests in a series of our portfolio companies, to which foreign investments are typically restricted or prohibited under applicable PRC law. The contractual arrangements contain terms that specifically obligate variable interest entity equity holders to ensure the valid existence of the variable interest entities and restrict the disposal of material assets of the variable interest entities. However, in the event the variable interest entity equity holders breach the terms of these contractual arrangements and voluntarily liquidate our variable interest entities, or any of our variable interest entities declares bankruptcy and all or part of its assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without our consent, we may be unable to conduct some or all of our business operations or otherwise benefit from the assets held by the variable interest entities, which could have a material adverse effect on our business, financial condition and results of operations. Furthermore, if any of our variable interest entities undergoes a voluntary or involuntary liquidation proceeding, its equity holder or unrelated third-party creditors may claim rights to some or all of the assets of the variable interest entity, thereby hindering our ability to operate our business as well as constrain our growth.

The equity holders, directors and executive officers of the variable interest entities may have potential conflicts of interest with our company.

       PRC laws provide that a director and an executive officer owes a fiduciary duty to the company he or she directs or manages. The directors and executive officers of the variable interest entities, including, with respect to VIEs that have not completed the VIE Structure Enhancement, Jack Ma, our lead founder and executive chairman, and, with respect to VIEs that have completed or will soon complete the VIE Structure Enhancement, the relevant members of the Alibaba Partnership or our management, must act in good faith and in the best interests of the variable interest entities and must not use their respective positions for personal gain. On the other hand, as a director of our company, Jack and the other relevant individuals have a duty of care and loyalty to our company and to our shareholders as a whole under Cayman Islands law. We control our variable interest entities through contractual arrangements and the business and operations of our variable interest entities are closely integrated with the business and operations of our subsidiaries. Nonetheless, conflicts of interests for these individuals may arise due to dual roles both as equity holders, directors and executive officers of the variable interest entities and as directors or employees of our company.

       We cannot assure you that these individual shareholders of our variable interest entities will always act in the best interests of our company should any conflicts of interest arise, or that any conflicts of interest will always be resolved in our favor. We also cannot assure you that these individuals will ensure that the variable interest entities will not breach the existing contractual arrangements. If we cannot resolve any of these conflicts of interest or any related disputes, we would have to rely on legal proceedings to resolve these disputes and/or take enforcement action under the contractual arrangements. There is substantial uncertainty as to the outcome of any of these legal proceedings. See "— Any failure by our variable interest entities or their equity holders to perform their obligations under the contractual arrangements would have a material adverse effect on our business, financial condition and results of operations."

       Furthermore, a company controlled by Jack serves as one of the general partners of a PRC limited partnership that made a minority investment in Wasu. Yuzhu Shi, the founder, chairman and a principal shareholder of Giant Interactive, a China-based online game company that was previously listed on the New York Stock Exchange, and an entrepreneur with significant experience in and knowledge of the media industry in China, serves as the other general partner and the executive partner. The interest of the general partner controlled by Jack in the limited partnership is limited to a return of its RMB10,000 capital contribution. In addition, Simon Xie, a former employee who is one of our founders and an equity holder in certain of our variable interest entities, is a limited partner in this PRC limited partnership. To fund this investment, in April 2015 Simon was granted a financing with an aggregate principal of up to RMB6.9 billion by a major financial institution in the PRC. The financing is secured by a pledge of the Wasu shares acquired by the PRC limited partnership, and a pledge of certain wealth management products we purchased. In addition, we entered into a loan agreement for a principal amount of up to RMB2.0 billion with Simon in April 2015 to finance the repayment by Simon of the principal and interest under the above financing. We entered into these arrangements to strengthen our strategic business arrangements with Wasu to pursue our strategy of expanding entertainment offerings to consumers. See "Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Pledge for the Benefit of and Loan Arrangement with a Related Party."

       We cannot assure you that Jack Ma will act in our interest given his ability to control one of the general partners of the PRC limited partnership invested in Wasu, nor can we assure you that he will not breach his obligations to us as our director, including obligations not to compete with us. In addition, the interests of Mr. Shi, as an independent third-party, may not coincide with those of Jack, or with our interests in pursuing our entertainment strategy. If any conflicts of this kind arise between Jack and Mr. Shi in conducting the business of the PRC limited partnership, it could potentially have a material adverse effect on our relationship with the shareholder of Wasu and, consequently, on our ability to benefit from our alliance with Wasu. Furthermore, there is no assurance that Simon will have sufficient resources to repay the loans in a timely manner or at all. The loan that we provided to Simon is secured by a pledge of Simon's limited partnership interest in the PRC limited partnership. However, if Simon fails to repay the loan, our enforcement of our secured interests could be costly and time-consuming and would be subject to the uncertainties in the PRC legal system.

The contractual arrangements with our variable interest entities may be subject to scrutiny by the PRC tax authorities. Any pricing adjustment of a related party transaction could lead to additional taxes, and therefore substantially reduce our consolidated net income and the value of your investment.

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

       Although we have operating subsidiaries located in various countries and regions, our operations in China currently contribute the large majority of our revenue. Accordingly, our financial condition and results of operations are affected to a significant extent by economic, political and legal developments in the PRC.

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

       While the PRC economy has experienced significant growth in the past four decades, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall PRC economy, but may also have a negative effect on us. Our financial condition and results of operations could be materially and adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. In addition, the PRC government has implemented in the past certain measures, including interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activity. Any prolonged slowdown in the Chinese economy could lead to a reduction in demand for our services and consequently have a material adverse effect on our businesses, financial condition and results of operations.

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

       In 1979, the PRC government began to promulgate a comprehensive system of laws, rules and regulations governing economic matters in general. The overall effect of legislation over the past four decades has significantly enhanced the protections afforded to various forms of foreign investment in China. However, China has not developed a fully integrated legal system, and recently enacted laws, rules and regulations may not sufficiently cover all aspects of economic activities in China or may be subject to significant degree of interpretation by PRC regulatory agencies and courts. In particular, because these laws, rules and regulations are relatively new, and because of the limited number of published decisions and the non-precedential nature of these decisions, and because the laws, rules and regulations often give the relevant regulator significant discretion in how to enforce them, the interpretation and enforcement of these laws, rules and regulations involve uncertainties and can be inconsistent and unpredictable. Therefore, it is possible that our existing operations may be found not to be in full compliance with relevant laws and regulations in the future. In addition, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, and which may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until after the occurrence of the violation.

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

       Under the PRC Anti-Monopoly Law, companies undertaking acquisitions relating to businesses in China must notify the anti-monopoly enforcement agency, in advance of any transaction where the parties' revenues in the China market exceed certain thresholds and the buyer would obtain control of, or decisive influence over, the other party. In addition, on August 8, 2006, six PRC regulatory agencies, including the MOFCOM, the State-Owned Assets Supervision and Administration Commission, the State Administration of Taxation, the SAIC, the China Securities Regulatory Commission, or the CSRC, and the State Administration of Foreign Exchange, or SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which came into effect on September 8, 2006 and was amended on June 22, 2009. Under the M&A Rules, the approval of MOFCOM must be obtained in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire domestic companies affiliated with such PRC enterprises or residents. Applicable PRC laws, rules and regulations also require certain merger and acquisition transactions to be subject to security review.

       Due to the level of our revenues, our proposed acquisition of control of, or decisive influence over, any company with revenues within China of more than RMB400 million in the year prior to any proposed acquisition would be subject to the SAMR merger control review. As a result of our size, many of the transactions we may undertake could be subject to SAMR merger review. Complying with the requirements of the relevant regulations to complete these transactions could be time-consuming, and any required approval processes, including approval from SAMR, may delay or inhibit our ability to complete these transactions, which could affect our ability to expand our business or maintain our market share.

       According to the Regulations on Enterprise Outbound Investment newly issued by the NDRC in December 2017 which came into effect on March 1, 2018, we may also need to report to the NDRC relevant information on overseas investments with an amount of US$300 million or more in non-sensitive areas, and even get the NDRC's approval for our overseas investments in sensitive areas, if any, before the closing of such acquisitions. Accordingly, these new regulations may restrict our ability to make investments in some regions and industries overseas, and may subject any proposed investments to heightened scrutiny, including after the investment has been made.

       Our ability to carry out our investment and acquisition strategy may be materially and adversely affected by the regulatory authorities' current practice, which creates significant uncertainty as to whether transactions that we may undertake would subject us to fines or other administrative penalties and negative publicity and whether we will be able to complete large acquisitions in the future in a timely manner or at all.

Anti-monopoly and unfair competition claims against us may result in our being subject to fines as well as constraints on our business.

       The PRC anti-monopoly enforcement agencies have in recent years strengthened enforcement under the PRC Anti-Monopoly Law, including levying significant fines, with respect to concentration of undertakings and cartel activity, mergers and acquisitions, as well as abusive behavior by companies with market dominance. In March 2018, the SAMR was formed as a new governmental agency to take over, among other things, the anti-monopoly enforcement functions from the relevant departments under the Ministry of Commerce, or the MOFCOM, the National Development and Reform Commission, or the NDRC, and the SAIC, respectively. We expect that the SAMR will continue to strengthen enforcement in the above areas.

       The PRC Anti-Monopoly Law also provides a private right of action for competitors, business partners or customers to bring anti-monopoly claims against companies. In recent years, an increased number of companies have been exercising their right to seek relief under the PRC Anti-Monopoly Law. As public awareness of the rights under the PRC Anti-Monopoly Law increases, more companies, including our competitors, business partners and customers may resort to seeking the remedies available under the law, such as through complaints to regulators or as plaintiffs in private ligation, to hinder our business operations and improve their competitive position, regardless of the merits of their claims.

       From time to time, we have received and expect to continue to receive close scrutiny from government agencies under the PRC Anti-Monopoly Law in connection with our business practices, investments and acquisitions. Any anti-monopoly lawsuit or administrative proceeding initiated against us could result in our being subject to profit disgorgement, heavy fines and various constraints on our business, or result in negative publicity which could harm our reputation and negatively affect the trading prices of our ADSs. These constraints could include forced termination of any agreements or arrangements that are determined by governmental authorities to be in violation of anti-monopoly laws, required divestitures and limitations on certain pricing and business practices, which may limit our ability to continue to innovate, diminish the appeal of our services and increase our operating costs. These constraints could also enable our competitors to develop websites, products and services that mimic the functionality of our services, which could decrease the popularity of our marketplaces, products and services among merchants, consumers and other participants, and cause our revenue and net income to decrease materially. Given the scale and rapid expansion of our business, we may be subject to greater scrutiny, which could in turn increase the likelihood that we will face regulatory action, which could result in fines or restrictions on our business as well as negative publicity and adversely affect our reputation and the trading price of our ADSs.

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

       We have notified substantial beneficial owners of ordinary shares who we know are PRC residents of their filing obligation, and pursuant to SAFE Circular 37, we have periodically filed and updated the above-mentioned foreign exchange registration on behalf of certain employee shareholders who we know are PRC residents. However, we may not be aware of the identities of all of our beneficial owners who are PRC residents. We do not have control over our beneficial owners and cannot assure you that all of our PRC-resident beneficial owners will comply with SAFE Circular 37 and subsequent implementation rules. The failure of our beneficial owners who are PRC residents to register or amend their SAFE registrations in a timely manner pursuant to SAFE Circular 37 and subsequent implementation rules, or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in SAFE Circular 37 and subsequent implementation rules, may subject the beneficial owners or our PRC subsidiaries to fines and legal sanctions. On February 13, 2015, SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, which became effective on June 1, 2015. Pursuant to SAFE Notice 13, entities and individuals are required to apply for foreign exchange registration of foreign direct investment and overseas direct investment, including those required under the SAFE Circular 37, with designated domestic banks, instead of SAFE. The designated domestic banks will directly review the applications and conduct the registration.

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

Any failure to comply with PRC regulations regarding our employee equity incentive plans may subject the PRC participants in the plans, us or our overseas and PRC subsidiaries to fines and other legal or administrative sanctions.

       Pursuant to SAFE Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly-listed companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies. In the meantime, our directors, executive officers and other employees who are PRC citizens or who are non-PRC residents residing in the PRC for a continuous period of not less than one year, subject to limited exceptions, and who have been granted restricted shares, options or restricted share units, or RSUs, by us or our overseas listed subsidiaries may follow the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, issued by SAFE in February 2012, to apply for the foreign exchange registration. According to those regulations, employees, directors and other management members participating in any stock incentive plan of an overseas publicly listed company who are PRC citizens or who are non-PRC citizens residing in China for a continuous period of not less than one year, subject to limited exceptions, are required to register with SAFE through a domestic qualified agent, which may be a PRC subsidiary of the overseas listed company, and complete certain other procedures. Failure to complete the SAFE registrations may subject them to fines and legal sanctions and may also limit their ability to make payment under the relevant equity incentive plans or receive dividends or sales proceeds related thereto in foreign currencies, or our ability to contribute additional capital into our domestic subsidiaries in China and limit our domestic subsidiaries' ability to distribute dividends to us. We also face regulatory uncertainties under PRC law that could restrict our ability or the ability of our overseas listed subsidiaries to adopt additional equity incentive plans for our directors and employees who are PRC citizens or who are non-PRC residents residing in the PRC for a continuous period of not less than one year, subject to limited exceptions.

       In addition, the State Administration of Taxation has issued circulars concerning employee share options, restricted shares or RSUs. Under these circulars, employees working in the PRC who exercise share options, or whose restricted shares or RSUs vest, will be subject to PRC individual income tax. The PRC subsidiaries of an overseas listed company have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees related to their share options, restricted shares or RSUs. Although we and our overseas listed subsidiaries currently withhold income tax from our PRC employees in connection with their exercise of options and the vesting of their restricted shares and RSUs, if the employees fail to pay, or the PRC subsidiaries fail to withhold, their income taxes according to relevant laws, rules and regulations, the PRC subsidiaries may face sanctions imposed by the tax authorities.

We rely to a significant extent on dividends, loans and other distributions on equity paid by our principal operating subsidiaries in China.

       We are a holding company and rely to a significant extent on dividends, loans and other distributions on equity paid by our principal operating subsidiaries for our offshore cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, fund inter-company loans, service any debt we may incur outside of China and pay our expenses. When our principal operating subsidiaries incur additional debt, the instruments governing the debt may restrict their ability to pay dividends or make other distributions or remittances, including loans, to us. Furthermore, the laws, rules and regulations applicable to our PRC subsidiaries and certain other subsidiaries permit payments of dividends only out of their retained earnings, if any, determined in accordance with applicable accounting standards and regulations.

       Under PRC laws, rules and regulations, each of our subsidiaries incorporated in China is required to set aside a portion of its net income each year to fund certain statutory reserves. These reserves, together with the registered equity, are not distributable as cash dividends. As a result of these laws, rules and regulations, our subsidiaries incorporated in China are restricted in their ability to transfer a portion of their respective net assets to their shareholders as dividends. In addition, registered share capital and capital reserve accounts are also restricted from withdrawal in the PRC, up to the amount of net assets held in each operating subsidiary. As of March 31, 2018, these restricted net assets totalled RMB77.9 billion (US$12.4 billion).

Pay-for-performance services are considered, in part, to constitute Internet advertisement, which subjects us to other laws, rules and regulations as well as additional obligations.

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

       Since the Internet Advertising Measures came into effect recently, there exist substantial uncertainties with respect to its interpretation and implementation in practice by various government authorities. We derive a significant amount of our revenue from pay-for-performance, or P4P, services and other related services. Our P4P services and other related services may be considered to, in part, constitute Internet advertisement. We may face increased scrutiny from the tax authorities and may incur additional taxes in connection with our P4P and other related services. Moreover, PRC advertising laws, rules and regulations require advertisers, advertising operators and advertising distributors to ensure that the content of the advertisements they prepare or distribute is fair and accurate and is in full compliance with applicable law. Violation of these laws, rules or regulations may result in penalties, including fines, confiscation of advertising fees and orders to cease dissemination of the advertisements. In circumstances involving serious violations, the PRC government may suspend or revoke a violator's business license or license for operating an advertising business. In addition, the Internet Advertising Measures require paid-for search results to be obviously distinguished from organic search results so that consumers will not misunderstand the nature of these search results. Therefore, we are obligated to distinguish from others the merchants who purchase the above-mentioned P4P and related services or the relevant listings by these merchants. Complying with these requirements, including any penalties or fines for any failure to comply, may significantly reduce the attractiveness of our platforms and increase our costs and could have a material adverse effect on our business, financial condition and results of operations.

       In addition, for advertising content related to specific types of products and services, advertisers, advertising operators and advertising distributors must confirm that the advertisers have obtained requisite government approvals, including the advertiser's operating qualifications, proof of quality inspection of the advertised products, and, with respect to certain industries, government approval of the content of the advertisement and filing with the local authorities. Pursuant to the Internet Advertising Measures, we are required to take steps to monitor the content of advertisements displayed on our platforms. This requires considerable resources and time, and could significantly affect the operation of our business, while also subjecting us to increased liability under the relevant laws, rules and regulations. The costs associated with complying with these laws, rules and regulations, including fines or any other penalties for our failure to so comply if required, could have a material adverse effect on our business, financial condition and results of operations. Any further change in the classification of our P4P and other related services by the PRC government may also significantly disrupt our operations and materially and adversely affect our business and prospects.

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

       Under the Enterprise Income Tax Law and its implementation regulations issued by the State Council, a 10% PRC withholding tax is applicable to dividends payable by a resident enterprise to investors that are non-resident enterprises, which do not have an establishment or place of business in the PRC or which have such establishment or place of business but the dividends are not effectively connected with such establishment or place of business, to the extent such dividends are derived from sources within the PRC, subject to any reduction set forth in applicable tax treaties. Similarly, any gain realized on the transfer of shares of a resident enterprise by these investors is also subject to PRC tax at a current rate of 10%, subject to any exemption set forth in relevant tax treaties, if such gain is regarded as income derived from sources within the PRC. If we are deemed a PRC resident enterprise, dividends paid on our ordinary shares or ADSs, and any gain realized by the investors from the transfer of our ordinary shares or ADSs, may be treated as income derived from sources within the PRC and as a result be subject to PRC taxation. See "Item 4. Information on the Company — B. Business Overview — Regulation — Tax Regulations." Furthermore, if we are deemed a PRC resident enterprise, dividends payable to individual investors who are non-PRC residents and any gain realized on the transfer of ADSs or ordinary shares by these investors may be subject to PRC tax at a current rate of 20%, subject to any reduction or exemption set forth in applicable tax treaties. It is unclear if we or any of our subsidiaries established outside China are considered a PRC resident enterprise, whether holders of our ADSs or ordinary shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas and claim foreign tax credit if applicable. If dividends payable to our non-PRC investors, or gains from the transfer of our ADSs or ordinary shares by these investors are subject to PRC tax, the value of your investment in our ADSs or ordinary shares may decline significantly.

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

       On February 3, 2015, the State Administration of Taxation issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or Bulletin 7, which has been further amended by the Announcement on Issues Concerning the Withholding of Enterprise Income Tax at Source on Non-PRC Resident Enterprises, or Bulletin 37, issued by the State Administration of Taxation on October 17, 2017. Pursuant to these bulletins, an "indirect transfer" of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be recharacterized and treated as a direct transfer of PRC taxable assets, if the arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from this indirect transfer may be subject to PRC enterprise income tax.

       According to Bulletin 7 as amended, "PRC taxable assets" include assets attributed to an establishment or a place of business in China, immoveable properties located in China, and equity investments in PRC resident enterprises, in respect of which gains from their transfer by a direct holder, being a non-PRC resident enterprise, would be subject to PRC enterprise income taxes. When determining whether there is a "reasonable commercial purpose" of the transaction arrangement, factors to be taken into consideration include: whether the main value of the equity interest of the relevant offshore enterprise directly or indirectly derives from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consists of direct or indirect investment in China or if its income mainly derives from China, directly or indirectly; whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature which is evidenced by their actual function and risk exposure; the duration of existence of the business model and organizational structure; the foreign income tax liabilities arising from the indirect transfer of PRC taxable assets; the substitutability of the transaction by direct transfer of PRC taxable assets; and the applicable tax treaties or similar arrangements. In respect of an indirect offshore transfer of assets of a PRC establishment or place of business, the resulting gain is to be included with the enterprise income tax filing of the PRC establishment or place of business being transferred, and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immoveable properties located in China or to equity investments in a PRC resident enterprise, which is not related to a PRC establishment or place of business of a non-resident enterprise, a PRC enterprise income tax at 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. Where the payor fails to withhold any or sufficient tax, the transferor shall declare and pay such tax to the tax authority by itself within the statutory time limit. Late payment of applicable tax will subject the transferor to default interest. Bulletin 7 does not apply to transactions of sale of shares by investors through a public stock exchange where the shares were acquired from a transaction through a public stock exchange.

       There are uncertainties as to the application of Bulletin 7 and Bulletin 37. Bulletin 7 may be determined by the tax authorities to be applicable to some of our offshore restructuring transactions or sale of the shares of our offshore subsidiaries or investments where PRC taxable assets are involved. The transferors and transferees may be subject to the tax filing and the transferees may be subject to withholding or tax payment obligation, while our PRC subsidiaries may be requested to assist in the filing. Furthermore, we, our non-resident enterprises and PRC subsidiaries may be required to spend valuable resources to comply with Bulletin 7 or to establish that we and our non-resident enterprises should not be taxed under Bulletin 7, for our previous and future restructuring or disposal of shares of our offshore subsidiaries, which may have a material adverse effect on our financial condition and results of operations.

       The PRC tax authorities have the discretion under Bulletin 7 to make adjustments to the taxable capital gains based on the difference between the fair value of the taxable assets transferred and the cost of investment. If the PRC tax authorities make adjustments to the taxable income of the transactions under Bulletin 7, our income tax costs associated with potential acquisitions or disposals will increase, which may have an adverse effect on our financial condition and results of operations.

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

       Since 2016, PRC governmental authorities have imposed more stringent restrictions on outbound capital flows, including heightened scrutiny over "irrational" overseas investments for certain industries, as well as over four kinds of "abnormal" offshore investments, which are:

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

       On January 26, 2017, SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, which tightened the authenticity and compliance verification of cross-border transactions and cross-border capital flow, including requiring banks to verify board resolutions, tax filing forms and audited financial statements before wiring foreign invested enterprises' foreign exchange dividend distribution of over US$50,000. See "Item 4. Information on the Company — B. Business Overview — Regulation — Regulation of Foreign Exchange and Dividend Distribution — Foreign Exchange Regulation." In addition, the Outbound Investment Sensitive Industry Catalogue (2018) lists certain sensitive industries that are subject to NDRC pre-approval requirements prior to remitting investment funds offshore, which subjects us to increased approval requirements and restrictions with respect to our overseas investment activity. Since a significant amount of our PRC revenue is denominated in Renminbi, any existing and future restrictions on currency exchange may limit our ability to utilize revenue generated in Renminbi to fund our business activities outside of the PRC, make investments, service any debt we may incur outside of China or pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

Fluctuations in exchange rates could result in foreign currency exchange losses to us.

       The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. For instance, in August 2015, the People's Bank of China, or PBOC, changed the way it calculates the mid-point price of Renminbi against the U.S. dollar, requiring the market-makers who submit for reference rates to consider the previous day's closing spot rate, foreign-exchange demand and supply as well as changes in major currency rates. In 2016 and 2017, the value of the Renminbi depreciated approximately 7.2% and appreciated 6.3% against the U.S. dollar, respectively. From the end of 2017 through the end of June 2018, the value of the Renminbi depreciated by approximately 1.7% against the U.S. dollar. It is difficult to predict how market forces or PRC or U.S. government policy, including any interest rate increases by the Federal Reserve, may impact the exchange rate between the Renminbi and the U.S. dollar in the future. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, including from the U.S. government, which has threatened to label China as a "currency manipulator," which could result in greater fluctuation of the Renminbi against the U.S. dollar.

       A substantial percentage of our revenues and costs are denominated in Renminbi, and a significant portion of our financial assets are also denominated in Renminbi while the majority of our debt is denominated in U.S. dollars. We are a holding company and we rely on dividends, loans and other distributions on equity paid by our operating subsidiaries in China. Any significant fluctuations in the value of the Renminbi may materially and adversely affect our liquidity and cash flows. If we decide to convert our Renminbi into U.S. dollars for the purpose of repaying principal or interest expense on our outstanding U.S. dollar-denominated debt, making payments for dividends on our ordinary shares or ADSs or other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount we would receive. Conversely, to the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive. From time to time we enter into hedging activities with regard to exchange rate risk. We cannot assure you that our hedging activities will successfully mitigate these risks adequately or at all, and in addition hedging activities may result in greater volatility in our financial results.

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

Risks Related to Our ADSs

The trading price of our ADSs has been and is likely to continue to be volatile, which could result in substantial losses to holders of our ADSs.

       The trading price of our ADSs has been and is likely to continue to be volatile and could fluctuate widely in response to a variety of factors, many of which are beyond our control. For example, the high and low sale prices of our ADSs in fiscal year 2018 were US$206.20 and US$106.76, respectively. In addition, the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States may affect the volatility in the price of and trading volumes for our ADSs. Some of these companies have experienced significant volatility, including significant price declines after their initial public offerings. The trading performances of these PRC companies' securities at the time of or after their offerings may affect the overall investor sentiment towards other PRC companies listed in the United States and consequently may impact the trading performance of our ADSs. In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for specific business reasons, including:

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

  •
  actual or perceived general economic and business conditions and trends in China and globally, as some investors or analysts may invest in or value our ADSs based on the economic performance of the Chinese economy, which may not be correlated to our financial performance;

  •
  fluctuations of exchange rates between the Renminbi and the U.S. dollar;

  •
  release or expiry of transfer restrictions on our outstanding ordinary shares or ADSs;

  •
  sales or perceived potential sales or other dispositions of existing or additional ordinary shares or ADSs or other equity or equity-linked securities, including by Altaba and our other principal shareholders, our directors, officers and other affiliates, which could depress the trading price of our ADSs; and

  •
  the creation by our major shareholders of vehicles that hold our ordinary shares.

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

       Sales of our ADSs, ordinary shares or other equity or equity-linked securities in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline significantly. As of March 31, 2018, we had 2,571,929,843 ordinary shares outstanding, and 1,571,612,109 of our ordinary shares were represented by ADSs. All of our ordinary shares represented by ADSs were freely transferable by persons other than our affiliates without restriction or additional registration under the Securities Act of 1933, or the Securities Act. The ordinary shares held by our affiliates and other shareholders are also available for sale, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act, under sales plans adopted pursuant to Rule 10b5-1 or otherwise.

       On June 7, 2018, Altaba, one of our principal shareholders, announced a tender offer to purchase up to 195,000 shares of its common stock in exchange for consideration consisting of our ADSs and cash value based on the volume-weighted average price of our ADSs. The tender offer expires on August 8, 2018. If Altaba, or any vehicles that have been created or may be created to hold our shares, among other assets, takes any further to divest itself of all or a portion of its holdings in our ordinary shares in the form of ADSs in the public market, including through periodic small-scale sales, this could cause the price of our ADSs to decline significantly.

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

       We have relied on and intend to continue to rely on some of these exemptions. As a result, holders of our ADSs may not be provided with the benefits of certain corporate governance requirements of the New York Stock Exchange.

As a foreign private issuer, we are exempt from certain disclosure requirements under the Exchange Act, which may afford less protection to holders of our ADSs than they would enjoy if we were a domestic U.S. company.

       As a foreign private issuer, we are exempt from, among other things, the rules prescribing the furnishing and content of proxy statements under the Exchange Act and the rules relating to selective disclosure of material nonpublic information under Regulation FD. In addition, our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit and recovery provisions contained in Section 16 of the Exchange Act. We are also not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as domestic U.S. companies with securities registered under the Exchange Act. As a result, holders of our ADSs may be afforded less protection than they would under the Exchange Act rules applicable to domestic U.S. companies.

We may in the future conduct a public offering and listing of our shares in China, which may result in increased regulatory scrutiny and compliance costs as well as increased fluctuations in the prices of our ordinary shares and ADSs listed in overseas markets.

       We may conduct a public offering and/or listing of our shares on a stock exchange in China in the future. We have not set a specific timetable or decided on any specific form for an offering in China and may not ultimately conduct such an offering and listing. The precise timing of the offering and/or listing of our shares in China would depend on a number of factors, including relevant regulatory developments and market conditions. If we complete a public offering or listing in China, we would become subject to the applicable laws, rules and regulations governing public companies listed in China, in addition to the various laws, rules and regulations that we are subject to in the United States as a reporting company. The listing and trading of our securities in multiple jurisdictions and multiple markets may lead to increased compliance costs for us, and we may face the risk of significant intervention by regulatory authorities in these jurisdictions and markets.

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

       We are incorporated in the Cayman Islands and conduct substantially all of our operations in China through our wholly-foreign owned enterprises and the variable interest entities. Most of our directors and substantially all of our executive officers reside outside the United States and a substantial portion of their assets are located outside of the United States. As a result, it may be difficult or impossible for our shareholders (including holders of ADSs) to bring an action against us or against these individuals in the Cayman Islands or in China in the event that they believe that their rights have been infringed under the securities laws of the United States or otherwise. Even if shareholders are successful in bringing an action of this kind, the laws of the Cayman Islands and China may render them unable to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States or China, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

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

  •
  Taobao China Holding Limited, a Hong Kong limited liability company, which is the direct wholly-owned subsidiary of Taobao Holding Limited and the direct holding company of certain PRC subsidiaries relating to Taobao Marketplace and Tmall.

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

  •
  Alibaba Investment Limited, a company incorporated with limited liability under the laws of the British Virgin Islands, which is our wholly-owned subsidiary and the principal holding company for our strategic investments, including Youku.

       The principal executive offices of our main operations are located at 969 West Wen Yi Road, Yu Hang District, Hangzhou 311121, People's Republic of China. Our telephone number at this address is +86-571-8502-2088. Our registered office in the Cayman Islands is located at the offices of Trident Trust Company (Cayman) Limited, Fourth Floor, One Capital Place, P.O. Box 847, George Town, Grand Cayman, Cayman Islands. Our agent for service of process in the United States is Corporation Service Company located at 1180 Avenue of the Americas, Suite 210, New York, New York 10036. Our corporate website is www.alibabagroup.com.

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

Share Repurchase Program

       On May 18, 2017, we announced the adoption of a share repurchase program in an aggregate amount of up to US$6.0 billion over a period of two years, or the 2017 Share Repurchase Program. The program replaced, and cancelled the remaining amount under our share repurchase program announced in 2015. See "Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers."

B.    Business Overview

Our Mission

       Our mission is to make it easy to do business anywhere.

       Our founders started our company to champion small businesses, in the belief that the Internet would level the playing field by enabling small enterprises to leverage innovation and technology to grow and compete more effectively in the domestic and global economies. We believe that concentrating on customer needs and solving their problems — whether those customers are consumers, merchants or enterprises — ultimately will lead to the best outcome for our business. We have developed a large ecosystem that enables participants to create and share value on our platforms. Our decisions are guided by how they serve our mission over the long term, not by the pursuit of short-term gains.

Our Vision

       We aim to build the future infrastructure of commerce. We envision that our customers will meet, work and live at Alibaba, and that we will be a company that lasts at least 102 years.

       Meet @ Alibaba.    We enable commercial and social interactions among hundreds of millions of users, between consumers and merchants, and among businesses every day.

       Work @ Alibaba.    We empower our customers with the fundamental infrastructure for commerce and new technology, so that they can build businesses and create value that can be shared among our ecosystem participants.

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

       Our six values are:

  •
  Customer First — The interests of our community of consumers, merchants and enterprises must be our first priority.

  •
  Teamwork — We believe teamwork enables ordinary people to achieve extraordinary things.

  •
  Embrace Change — In this fast-changing world, we must be flexible, innovative and ready to adapt to new business conditions in order to maintain sustainability and vitality in our business.

  •
  Integrity — We expect our people to uphold the highest standards of honesty and to deliver on their commitments.

  •
  Passion — We expect our people to approach everything with fire in their belly and never give up on doing what they believe is right.

  •
  Commitment — Employees who demonstrate perseverance and excellence are richly rewarded. Nothing should be taken for granted as we encourage our people to "work happily and live seriously."

Company Overview

       To fulfill our mission "to make it easy to do business anywhere," we enable businesses to transform the way they market, sell, operate and improve their efficiencies. We provide the technology infrastructure and marketing reach to help merchants, brands and other businesses to leverage the power of new technology to engage with their users and customers and operate in a more efficient way.

       Our businesses are comprised of core commerce, cloud computing, digital media and entertainment, and innovation initiatives. In addition, Ant Financial, a company in which we have agreed to acquire a 33% equity stake, provides payment and financial services to consumers and merchants on our platforms. An ecosystem has developed around our platforms and businesses that consists of consumers, merchants, brands, retailers, other businesses, third-party service providers and strategic alliance partners.

Core Commerce

  Retail Commerce

       Retail commerce in China.    According to Analysys, we are the largest retail commerce business in the world in terms of GMV in the twelve months ended March 31, 2018. We operate Taobao Marketplace, China's largest mobile commerce destination, and Tmall, China's largest third-party platform for brands and retailers, in each case in terms of GMV in 2017, according to Analysys. In fiscal year 2018, we generated approximately 71% of our revenue from our retail commerce business in China.

       We have introduced New Retail initiatives to transform the retail landscape and reengineer the fundamentals of retail operations. New Retail represents the convergence of online and offline retail by leveraging digitized operating systems, in-store technology, supply chain systems, consumer insights and mobile ecosystem to provide a seamless experience for consumers.

       Retail commerce — cross-border and global.    Lazada operates a leading e-commerce platform across Southeast Asia with local language websites and mobile apps in Indonesia, Malaysia, the Philippines, Singapore, Thailand and Vietnam. AliExpress, one of our global retail marketplaces, enables consumers from around the world to buy directly from manufacturers and distributors primarily in China. Tmall Global is a platform for overseas brands and retailers to reach Chinese consumers.

  Wholesale Commerce

       Wholesale commerce in China.    1688.com, China's largest integrated domestic wholesale marketplace in 2017 by revenue, according to Analysys, connects wholesale buyers and sellers in a wide range of categories. A significant number of merchants on our China retail marketplaces source their inventory on 1688.com. Lingshoutong, a digital retail sourcing platform, allows local mom-and-pop shops to directly source products from a broad selection of brands at competitive prices.

       Wholesale commerce — cross-border and global.    We operate Alibaba.com, China's largest integrated international online wholesale marketplace in 2017 by revenue, according to Analysys. As of March 31, 2018, buyers on Alibaba.com were located in over 190 countries.

  Logistics Services

       Cainiao Network operates a logistics data platform and a nationwide fulfillment network that leverages the capacity and capabilities of logistics partners to offer domestic and international one-stop-shop logistics services and supply chain management solutions, fulfilling various logistics needs of merchants and consumers at scale, serving our ecosystem and beyond. It uses data insights and technology to improve efficiency across the logistics value chain, including providing real-time access to data for merchants to better manage their inventory and warehousing and for consumers to track their orders, and leveraging data to optimize the delivery routes used by express courier companies.

  Consumer Services

       We use mobile and online technology to enhance the efficiency, effectiveness and convenience of consumer services for both service providers and their customers. We have applied this technology to a range of areas, including food ordering and delivery, local services and online travel booking.

Cloud Computing

       Alibaba Cloud offers a complete suite of cloud services, including elastic computing, database, storage, network virtualization services, large scale computing, security, management and application services, big data analytics, a machine learning platform, and IoT services, serving our ecosystem and beyond. Alibaba Cloud is China's largest provider of public cloud services by revenue in 2017, including PaaS services and IaaS services, according to IDC (Source: IDC Semiannual Public Cloud Services Tracker, 2017). Alibaba Cloud was also the world's third largest IaaS service provider by revenue in 2017, according to Gartner (Source: Market Share Analysis: IAAS and IUS, Worldwide, 2017, Colleen Graham et al, June 28, 2018). Alibaba Cloud has more than one million paying customers.

Digital Media and Entertainment

       Digital media and entertainment is a key piece of our Live@Alibaba vision and a natural extension of our strategy to capture consumption beyond our core commerce business. Insights we gain from our retail commerce business and our proprietary data technology enable us to deliver relevant digital media and entertainment content to consumers. This synergy delivers a superior entertainment experience, increases customer loyalty and return on investment for advertisers, and improves monetization for content providers across the ecosystem.

       Youku and UC Browser serve as our two key distribution platforms for digital media and entertainment content. These key distribution platforms and our content platforms, including news feeds, games, literature and music, allow users to discover and consume content as well as interact with each other.

Innovation Initiatives

       We continue to develop new service offerings to meet the needs of our customers and expand the reach of our ecosystem. For example, AutoNavi provides digital map, navigation and real-time traffic information to users in China. Its digital map big data technology also empowers our businesses and third-party mobile apps. Our Internet of Things (IoT) initiative is focused on developing a wide range of IoT technologies, including platform-as-a-service (PaaS), microchip design and development frameworks, operating systems and cloud computing, for use in transportation, homes, mobile devices, public facilities and industrial applications, among other uses, to provide innovative solutions that improve efficiency and accuracy and enhance economic benefit.

Our Ecosystem

       An ecosystem has developed around our platforms and businesses that consists of consumers, merchants, brands, retailers, other businesses, third-party service providers and strategic alliance partners. At the nexus of this ecosystem are our technology platform, our marketplace rules and the role we play in connecting these participants to make it possible for them to discover, engage and transact with each other and manage their businesses anytime and anywhere. Much of our effort, time and energy is spent on initiatives that are for the greater good of the ecosystem and on balancing the interests of its participants. We feel a strong responsibility for the continued development of the ecosystem and we take ownership in this development. Accordingly, we refer to this as "our ecosystem." Our ecosystem has strong self-reinforcing network effects benefitting its various participants, who are in turn invested in our ecosystem's growth and success.

       The following chart sets forth the key businesses and services provided by us and selected major investee companies and cooperation partners.

*
Indicates entities that we do not consolidate in our financial statements as of the date of this annual report.

Our Strategies

       We aim to strengthen and expand our ecosystem in order to achieve long-term growth by:

  •
  increasing active consumers and improving consumer experience and our wallet share through geographic expansion, new product and service categories, as well as by leveraging our data capabilities to better identify, analyze and serve their needs through personalization across channels;

  •
  expanding product and service offerings to consumers beyond physical goods, including entertainment, healthcare, travel and local services;

  •
  reinventing our platforms as go-to destinations for brands to lift awareness and affinity, manage and engage with customers, expand channels and innovate on products;

  •
  applying data and cloud computing technologies in everything we do for our customers and for ourselves and creating value for merchants, brands, retail operators and other businesses in our ecosystem through online and offline integration, marketing and distribution, retail space reinvention and operational efficiency improvement driven by big data and world-class technology;

  •
  continuing to be an innovator in products and technology as well as an enabler of new business models and more efficient value chains for traditional industries that are facing challenges from digital disruption.

       Our long-term strategic goal is to serve two billion consumers around the world and support ten million businesses to operate profitably on our platforms. We have embarked on three key initiatives to achieve this strategic goal: globalization, rural expansion and big data and cloud computing.

Globalization

       We are globalizing a number of our businesses. We aim to address each of the three pillars of cross-border commerce as follows:

  •
  From the world to China.  Our China retail marketplaces provide the gateway for international brands, retailers and small businesses to gain access to Chinese consumers. Through Tmall Global, overseas brands and retailers can reach Chinese consumers and build brand awareness without the need for physical operations in China. Taobao Global further facilitates cross-border commerce by helping Taobao merchants to engage Chinese consumers with a rich variety of global products sourced from suppliers outside of China.

  •
  From China to the world.  Through our Alibaba.com wholesale marketplace, we facilitate global trade by connecting Chinese suppliers to importers, wholesalers and distributors around the world. On the retail front, AliExpress enables consumers worldwide to buy directly from manufacturers and distributors in China.

  •
  From the world to the world.  Through Lazada we operate an e-commerce platform across Southeast Asia, an important region for our globalization strategy. More broadly, we aim to create a free, innovative and inclusive international trading environment by promoting public-private dialogues and sharing best business practices. Our Electronic World Trade Platform (eWTP) initiative was officially included in the 2016 G20 Leaders' Communique Hangzhou Summit and is now internationally recognized. In March 2017, we launched the first eWTP pilot program, the Malaysia Digital Free Trade Zone.

Rural Expansion

       As of December 31, 2017, 576 million people in China resided in rural areas, according to the National Bureau of Statistics of China. Geographic and infrastructural limitations highly restrict their access to goods and services. We have established operations that give rural residents greater access to a broader variety of high quality goods and services through our Rural Taobao program. At the same time, we provide farmers with easier access to urban consumers which enables them to earn more for their agricultural products.

Big Data and Cloud Computing

       We believe our world is rapidly transitioning from an information technology, or IT, economy to a data technology, or DT, economy. Traditionally unstructured, undiscovered and underutilized data can now be captured, activated and leveraged as a new source of intelligence that supports business growth and decisions. In the future, with cloud computing as a cost-saving public service, and data as a value-enhancing resource, we believe that new technology will play a fundamental role in social and commercial interactions. While maintaining a strong commitment to data security and privacy, we will continue to implement our data strategy through the application of artificial intelligence to all aspects of our business and to invest in our cloud computing platform to support our own businesses and those of third parties.

Our Businesses

Core Commerce

       Our core commerce business is comprised of the following businesses:

  •
  Retail commerce in China;

  •
  Retail commerce — cross-border and global;

  •
  Wholesale commerce in China;

  •
  Wholesale commerce — cross-border and global;

  •
  Logistics services; and

  •
  Consumer services.

  Retail Commerce in China

       Our retail commerce business in China, empowered by our commerce technologies and services, is primarily comprised of Taobao Marketplace, Tmall, Rural Taobao, New Retail initiatives and Alibaba Health. Together, they have become an important part of the everyday life of Chinese consumers, as evidenced by the 552 million annual active consumers we had in the twelve months ended March 31, 2018.

       Our retail commerce businesses in China offer the following value propositions to consumers:

  •
  Broad selection.  We offer a comprehensive selection of products and services. Our China retail marketplaces had over 1.5 billion listings as of March 31, 2018.

  •
  Convenience.  As our technology and innovation gradually eliminate the boundaries between online and offline commerce, consumers increasingly enjoy a seamless experience anytime, anywhere.

  •
  Engaging, personalized experience.  Our Taobao App and Tmall App provide consumers a unique social commerce experience through highly relevant content, personalized shopping recommendations and opportunities for social engagement.

  •
  Value for money.  Our marketplace business model ensures that merchants offer competitive prices to consumers.

  •
  Merchant quality.  Consumers can rate a merchant after completion of a transaction on Taobao or Tmall based on whether the product matches its description, the merchant's service level and delivery timeliness. Consumer feedback is factored into the search algorithm that determines the merchant's ranking on the search results pages of our China retail marketplaces.

  •
  Authentic products.  Consumers can expect products purchased from our China retail marketplaces to be protected by merchant quality ratings, clear refund and return policies and the Alipay escrow system. These protections are especially valuable in lower-tier cities and rural villages where it has been difficult to distribute and purchase authentic branded products.

       As a result of our broad value propositions to consumers, we have seen increased engagement over time. The longer consumers have been with us, the larger numbers of orders they tend to place, across a more diverse range of product categories, and the more they tend to spend on our China retail marketplaces. For example, in the twelve months ended March 31, 2018, consumers who have been with us for approximately five years placed an average of 132 orders in 23 product categories with average spending of approximately RMB12,000 in terms of GMV, whereas consumers who have been with us for approximately one year placed an average of 27 orders in 6 product categories with average spending of approximately RMB3,000 in terms of GMV. In the twelve months ended March 31, 2018, the average annual active consumer on our China retail marketplaces placed 90 orders in 16 product categories with average spending of approximately RMB9,000 in terms of GMV.

       With data and technology, we are committed to enabling merchants, brands and retailers by delivering the following value propositions:

  •
  Customer engagement, acquisition and retention.  In March 2018, the various mobile apps that consumers use to access our China retail marketplaces had 617 million mobile MAUs. In addition, the 552 million annual active consumers for the twelve months ended March 31, 2018 represent an unparalleled amount of purchasing power. Consumers come to our platforms with strong commercial intent, which drives high conversion rates and return on investment (ROI) for merchants, brands and retailers. The consumer behavior data from our platforms enable merchants, brands and retailers to more effectively attract, engage, acquire and retain their customers, through campaign testing, targeted marketing and a personalized user interface.

  •
  Brand identity.  Brands use their Tmall storefronts to distinguish their own brands and build brand proposition and awareness. They leverage the multi-media capabilities of our platforms, such as social media, videos and dynamic graphics, to tell their unique brand stories. Brands are increasingly recognizing us as the top marketing platform, where the life-time value of customers can be built to benefit their businesses both online and offline.

  •
  Efficient operations.  Merchants, brands and retailers use our commerce technologies and services to improve their sales channels, marketing, supply chain management and logistics, as well as our cloud computing services to lower their technology costs.

  •
  New consumer experience.  We offer mobile and enterprise technology to enable merchants, brands and retailers to offer a seamless online and in-store shopping experience. These solutions integrate online and offline inventory, membership and services that enable them to fulfill online orders with store-based inventories (store pick-up or delivery from the nearest store) and allow consumers to purchase products unavailable in stores.

  •
  Consumer insights.  Consumers come to our China retail marketplaces to browse for ideas, look for new trends, receive merchant and product updates, compare products, share shopping experiences and to be entertained. Consumer actions on our platforms, such as searching, browsing, reading news feeds, bookmarking and adding products to shopping carts, generate valuable data about user intentions. We focus heavily on protecting the privacy and security of consumer-derived data. The consumer insights provided by these actions are unique to our platforms and are not easy for merchants to obtain anywhere else.

  Taobao Marketplace

       Taobao means "search for treasure" in Chinese. Through the website at www.taobao.com and the Taobao App, Taobao Marketplace is positioned as the starting point and destination portal for the shopping journey. Consumers come to Taobao Marketplace to enjoy an engaging, personalized shopping experience, optimized by our big data analytics. Through highly relevant and engaging content and real-time updates from merchants, consumers can learn about products and new trends. They can also interact with each other and their favorite merchants and brands. With a broad offering of interactive features such as live broadcast, groups and short videos, Taobao Marketplace has become an established social commerce platform.

       Taobao Marketplace provides a top-level traffic funnel that directs users to the various marketplaces, channels and features within our ecosystem. For example, a search result on Taobao Marketplace displays listings not only from Taobao Marketplace merchants but also from Tmall merchants, thereby generating traffic for Tmall.

       Taobao Marketplace reaches a vast consumer base, including consumers from large cities and beyond. The substantial majority of users access Taobao Marketplace through mobile devices. Below is a visual presentation of various features of the Taobao App:

Taobao App — Homepage

Taobao App offers a unique social commerce experience through highly relevant content, personalized shopping recommendations and opportunities for social engagements

 Taobao App — Personalized Shopping Experience

Consumers see different content based on relevancy to them

User 1: Woman with an Active Lifestyle
Homepage
Search results
Shopping recommendations
Promotion: Healthy lifestyle
Keyword search: "Sports Wear"
Personalized homepage showing sportswear and swimsuits
User 2: Married Woman with Kids
Homepage
Search results
Shopping recommendations
Same keyword search: "Sports Wear"
Promotion: Children's products
Personalized homepage showing children's clothes

 Taobao App — Rich and Engaging Content for Consumers

Consumers come to Taobao App to discover new trends and browse for ideas

Taobao Headlines
淘宝头条
16 000
全球首款16000mAh手机明日发布!
春夏时尚的T恤，不再穿紧身的T恤
不锈钢肥皂——除腥味界的战斗皂!
龙珠超真正邪恶BOSS? 吉连的沉睡力量
Personalized content generated by verified third party media and internet celebrities
Publisher account
Subscribe
淘宝头条
春夏时尚的T恤，不再穿紧身的T恤
"Spring/Summer stylish T-shirts, don't wear tight T-Shirts"
1. 学生开学季短T
Recommended products
¥53
Subscribe to publisher; comment, like and share the article
GIVENCHY
Taobao Headlines
Good Find
Access Taobao Headlines and Good Find from the homepage
Good Find
有好货
敏感修护，不止于水
¥89.0
欧洲进口无铅玻璃果盘
插电创意精油灯
List of personalized shopping recommendations
插电创意精油灯
¥106
好在哪里
"Related recommendations"
相关推荐
Product details and list of similar products

 Taobao App — Enabling Merchants to Engage with Consumers

Taobao App offers features like social media, live video streaming and storefront chat groups which allow merchants to engage with consumers beyond their storefronts

 Taobao App — Enable Massive Consumer Base to Interact with One Another

Interest-based interactive platform for consumers to share shopping experiences, interact with one another and answer each other's questions

Your Advice Please

Scroll
"Your Advice Please"
Access Your Advice Please from the product detail page
Screen questions by tags
e.g. height, color, etc.
I am 113 pounds, which size should I wear?
Submit a question to 467 people who had purchased this product
Explore discussion and raise new questions
I am 113 pounds, which size should I wear?
I think M size, just for reference
Rate usefulness of comment
Comment on answer
Give advice
Join discussions to give advice and interact with other users

       Taobao Marketplace is also the entry point to verticals, such as second-hand auctions, and online travel booking, which may also be accessed through their own independent mobile apps.

       Merchants on Taobao Marketplace are primarily individuals and small businesses. Merchants can create storefronts and listings on Taobao Marketplace free of charge. The escrow payment services provided by Alipay are free of charge to consumers and merchants unless payment is funded through a credit product such as a credit card, in which case Alipay charges a fee to the merchant based on the related bank fees charged to Alipay. Taobao Marketplace merchants can purchase P4P and display marketing services to direct traffic to their storefronts. In addition, merchants can acquire additional traffic from third-party marketing affiliates. Taobao Marketplace merchants can also pay for advanced storefront software that helps to upgrade, decorate and manage their online storefronts.

  Tmall

       Tmall caters to consumers looking for branded products and a premium shopping experience. A large number of international and Chinese brands and retailers have established storefronts on Tmall. We have positioned Tmall as a trusted platform for consumers in China and overseas to buy both homegrown and international branded products as well as products not available in traditional retail outlets. According to Analysys, Tmall was the largest B2C platform in China in terms of GMV in 2017. We believe Tmall was also the largest and fastest-growing B2C platform for physical merchandise in China in the twelve months ended March 31, 2018.

       In 2009, Tmall pioneered November 11, known as "Singles Day" in China, as an annual shopping festival. Singles Day has become the most important shopping event in China and we believe it generated the highest one-day retail sales volume in the world: on November 11, 2017, our China retail marketplaces and AliExpress generated GMV of RMB168.2 billion (US$25.3 billion) settled within a 24-hour period, reflecting the strength of our infrastructure and the scale of the entire Alibaba ecosystem.

       Tmall is the partner of choice for brands. Brands and retailers operate their own stores on the Tmall platform with unique brand identities and look and feel, accompanied by full control over their own branding and merchandising. As of March 31, 2018, there were over 150,000 brands on Tmall, including 76% of the consumer brands ranked in the Forbes Top 100 World's Most Valuable Brands for 2018. Because of the presence of a large number of global brands and the stringent standards required for merchants to join and operate on Tmall, a presence on Tmall has become a validation of quality, allowing merchants to take advantage of our significant traffic to extend and build brand awareness and customer engagement. Major international brands that have physical operations in China are well represented on Tmall. In addition, Tmall Global, an extension of Tmall, addresses the increasing demand from Chinese consumers for international products and brands that do not have physical operations in China.

       Brands and retailers turn to Tmall not only for its broad user base, but also for its data insights and technology that enable them to digitize their operations, engage, acquire and retain consumers, build brand recognition, innovate on products, manage their supply chains and enhance their operational efficiency.

       We also seek to build our mind-share among consumers to position Tmall as the premier shopping destination for everyday items, highlighting value and convenience. For example, through Tmall Supermarket, we offer consumers frequently purchased products, such as FMCG, in densely populated top-tier cities. We have strengthened consumer recognition of Tmall's value proposition in consumer electronics and home appliances through promotional events and strategic partnerships.

       Like Taobao Marketplace merchants, Tmall merchants have access to P4P and display marketing services and storefront software, which they can use to fully customize their storefronts right down to the software code.

  Rural Taobao

       As of December 31, 2017, 576 million people in China resided in rural areas, according to the National Bureau of Statistics of China. Geographic and infrastructural limitations highly constrain consumption and commerce in rural areas, as the cost of distribution to geographically dispersed and remote locations is prohibitively high. We aim to increase the level of consumption and commerce in rural China through our Rural Taobao program, which had established service centers in over 26,000 villages as of March 31, 2018, to give rural residents greater access to goods and services and the ability to sell what they produce to urban consumers.

       Villagers can place orders at service stations, and the goods, such as consumer goods, electronic appliances and agricultural supplies, ordered online are delivered to county-level service centers and then distributed by local couriers to service stations in the villages for pick up. Our Rural Taobao program also helps rural Chinese villages to create a production economy by enabling rural residents and businesses to sell high quality agricultural products to urban consumers.

       Through our Rural Taobao program, we are pioneering a two-way distribution infrastructure to connect commerce between cities and rural areas in China. We believe Rural Taobao brings significant benefits to rural residents by improving their quality of life, and to brands and retailers who wish to extend their reach by accessing China's vast rural population.

  New Retail initiatives

       We have introduced New Retail initiatives to transform the retail landscape and reengineer the fundamentals of retail operations. New Retail represents the convergence of online and offline retail by leveraging digitized operating systems, in-store technology, supply chain systems, consumer insights and the mobile ecosystem to provide a seamless experience for consumers. We believe the lack of real-time consumer insights is one of the key issues facing China's traditional retail sector today. Through consumer insights and technology, our New Retail initiatives focus on enabling traditional retailer partners to reinvigorate their businesses by digitalizing their operations and increasing their catchment area online and offline, thereby improving sales productivity. We are also empowering retailers with our new technology to significantly improve operating efficiency and allow them to react to consumer demands on a real-time basis.

       Our New Retail initiatives consist of creating new and transforming old business models, through organic incubation and strategic investments and alliances. We started with the transformation of the FMCG category and launched a comprehensive New Retail pilot model by establishing Hema ( ). Hema is a premium fresh food store chain that innovatively uses its physical retail spaces to simultaneously function as storefronts, including for in-store dining, and warehouse for online orders. Its proprietary fulfillment system enables 30-minute delivery to customers living within a three-kilometer radius of a Hema store. Hema offers a mobile app that allows consumers to search products and place orders while browsing the store. To improve consumer experience, transaction data is used to personalize recommendations, while geographic data helps to plan the most efficient delivery routes. Hema is also shortening the sourcing process and increasing supply chain transparency and visibility through data technology. We believe that additional New Retail formats can be rolled out in other categories in the future.

       At the current initial stage, we are developing this New Retail model as our own business initiative, and expect to make it available as a platform to our ecosystem participants in the future. For example, in November 2017, we invested in and formed a strategic alliance with Sun Art, the number one hypermarket chain in China in 2017 by retail value sales, according to Euromonitor International Ltd, to explore New Retail opportunities in China's food retail sector. We have started to equip Sun Art with our proprietary technology and know-how to implement its digital transformation.

       Aside from the FMCG sector, we are also pursuing other New Retail initiatives. For example, in the clothing and accessories retail sector, we have acquired Intime Retail, a leading department store chain in China with a focus on prime shopping locations, to transform the traditional retail sector. Intime Retail has established a leading position in Zhejiang province and secured strategic footholds in Beijing and other provinces. In electronics, Tmall has collaborated with Suning to introduce a range of experimental New Retail business model initiatives.

  Alibaba Health

       Alibaba Health is our flagship vehicle for bringing innovative solutions to the healthcare industry. It sells healthcare products, provides e-commerce platform services, operates product tracking platforms and develops intelligent medicine and health management services.

  Branding and Monetization Platforms

  Alimama

       Alimama is our monetization platform. Using data technology, this platform matches the marketing demands of merchants and brands with the media resources on our own platforms and third-party properties, and enables us to monetize our core commerce and digital media and entertainment businesses. The platform supports P4P marketing services based on keyword search rankings or display marketing in fixed positions that are bid on through auctions, as well as cost per thousand impression (CPM)-based, time-based marketing formats, or individual campaigns at fixed cost, through the display of photos, graphics and videos.

       The ranking of P4P search results on our core commerce platforms is based upon proprietary algorithms that take into account the bid price of keywords, the popularity of an item or merchant, customer feedback ranking of merchants and quality of product displays. For display marketing, the Alimama platform serves marketing messages based on data from our ecosystem. The relevance and comprehensiveness of data based on commercial activity and user activity in our ecosystem provide a unique advantage for Alimama to target the most relevant information to users.

       Alimama also has an affiliate marketing program that places marketing displays on third-party websites and apps, thereby enabling marketers, if they so choose, to extend their marketing and promotional reach to properties and users beyond our own marketplaces. Our affiliate marketing program not only provides additional traffic to our core commerce platforms, but also generates revenue to us.

       Alimama operates the Taobao Ad Network and Exchange, or TANX, one of the largest real-time online bidding marketing exchanges in China. TANX helps publishers to monetize their media inventories both on web properties and mobile apps. TANX automates the buying and selling of billions of marketing impressions on a daily basis. Participants on TANX include publishers, marketers and demand side platforms operated by agencies.

  Marketing for Brands

       Drawing on our big data capabilities, we have developed a Uni Marketing approach that digitizes consumer-brand relationships and empowers brands to build robust relationships with consumers throughout their lifecycles in our ecosystem. We aim to help brands reach consumers by leveraging our marketplaces, Youku, UC Browser, strategic partners in our ecosystem, as well as other major third-party Internet properties in China. We intend to become the key partner for brand building by creating an open, inclusive and transparent platform where brands and marketing agencies are able to design, execute, track and optimize their brand building activities using our data and tools.

  Commerce technologies and services

       We provide commerce technologies and services to enable merchants and brands on Taobao marketplace and Tmall to enhance their online and offline operational capabilities. Through our commerce technologies, innovative services and data capabilities, merchants and brands can acquire, retain and further deepen their engagement with consumers in an efficient and effective manner, thereby enhancing the merchants' and brands' loyalty to our platforms. These commerce technologies and services include two key components:

  Core Operations Control Panel

       We provide an integrated online control panel that allows merchants to conduct core operations through a unified interface. It offers essential business tools, such as an operations dashboard and direct messaging, access to business software marketplace and access to a wide range of offline services such as fashion modeling and photography, among others.

       Merchants on our China retail marketplaces use this control panel to conduct day-to-day operations, such as managing stores and product listings, fulfilling orders, managing inventory and transactions, conducting sales and marketing activities, servicing customers, managing procurement process, interacting and collaborating with other businesses and seeking credit financing provided by Ant Financial.

  Big Data Support and Engagement Platform

       Equipped with our "intelligent store" solution, designed to improve offline operations, brands on our secure cloud-based data insights platform have access to a sophisticated databank and analytics services that consolidate online and offline data and help brands gain insights into each stage of the consumer journey and provide a personalized online and offline shopping experience for consumers.

  Retail Commerce — Cross-border and global

       Our retail commerce — cross-border and global businesses include Lazada, AliExpress, Tmall Global and certain other initiatives. In the twelve months ended March 31, 2018, Lazada and AliExpress had more than 90 million annual active consumers.

  Lazada

       Lazada operates a leading e-commerce platform across Southeast Asia, with local language websites and mobile apps in Indonesia, Malaysia, the Philippines, Singapore, Thailand and Vietnam. Lazada offers merchants and brands a one-stop marketplace solution to access consumers in these six countries. Lazada also sells products on its platform directly via its own retail operations. In addition, it has an extensive in-house logistics operation, which is supported by our highly scalable warehouse management system, to ensure quick and reliable order fulfilment.

  AliExpress

       AliExpress is a global marketplace targeting consumers from around the world and enabling them to buy directly from manufacturers and distributors primarily in China. In addition to the global English-language site, AliExpress operates sixteen local language sites, including sites in Russian, Portuguese, Spanish and French. Consumers can access the marketplace through its websites or the AliExpress App. Top consumer markets where AliExpress is popular are Russia, the United States, Brazil, Spain and France.

  Tmall Global

       Through Tmall Global, an extension of Tmall, we address the increasing Chinese consumer demand for international products and brands. Tmall Global is the premier platform for overseas brands and retailers to reach Chinese consumers, build brand awareness and gain valuable consumer insights in forming their overall China strategy, without the need for physical operations in China. Tmall Global includes Tmall Imports, which is an important part of our New Retail initiatives. According to Analysys, for fiscal year 2018, Tmall Global was the number one import e-commerce platform in China based on transaction value.

  Other Initiatives

       In January 2017, we and the International Olympic Committee launched a historic long-term partnership that will last through 2028. Joining The Olympic Partner (TOP) worldwide sponsorship program, Alibaba has become the official "E-Commerce Services" Partner and "Cloud Services" Partner and a founding partner of the Olympic Channel through the 2028 Games in Los Angeles.

  Wholesale Commerce in China

  1688.com China domestic wholesale marketplace

       1688.com, China's largest integrated domestic wholesale marketplace in 2017 by revenue, according to Analysys, connects wholesale buyers and sellers in China who trade in apparel, general merchandise, home decoration and furnishing materials, electronics, shoes, packaging materials and food and beverages, among others. A significant number of merchants on our China retail marketplaces source their inventory on 1688.com. Listing items on 1688.com is free. Sellers may purchase a China TrustPass membership for an annual subscription fee to reach customers, provide quotations and transact on the marketplace. Paying members may also pay for additional services, such as premium data analytics and upgraded storefront management tools, as well as customer management services. As of March 31, 2018, 1688.com had over 887,000 paying members.

  Lingshoutong retail sourcing platform

       Lingshoutong, a digital sourcing platform, allows local mom-and-pop shops in China to directly source products from a broad selection of brands at competitive prices. The platform allows these shop owners to increase their sales opportunities and lower operating costs. The brand partners distributing through Lingshoutong benefit from deeper distribution channels, especially in lower tier cities in China where the retail network is less developed.

  Wholesale Commerce — Cross-border and global

       Alibaba.com is China's largest integrated international online wholesale marketplace in 2017 by revenue, according to Analysys. Sellers on Alibaba.com may purchase an annual Gold Supplier membership to reach customers, provide quotations and transact on the marketplace. Sellers may also purchase an upgraded membership package to receive value-added services such as upgraded storefront management tools and P4P services. Buyers on Alibaba.com were located in over 190 countries as of March 31, 2018. Buyers are typically trade agents, wholesalers, retailers, manufacturers and SMEs engaged in the import and export business. Alibaba.com also offers its members and other SMEs import/export supply chain services, including customs clearance, trade financing and logistics services. As of March 31, 2018 Alibaba.com had over 164,000 paying members.

  Logistics Services

       Through Cainiao Network, we are committed to further strengthening the capabilities of our global logistics network. Our logistics vision is to be able to fulfill consumer orders within 24 hours in China and within 72 hours anywhere else in the world. To fulfill this vision, Cainiao Network adopts a platform approach to establish a nationwide fulfillment network that leverages the capacities and capabilities of logistics partners to offer domestic and international one-stop-shop logistics services and supply chain management solutions, fulfilling various logistics needs of merchants and consumers at scale.

  Platform approach

       As of March 31, 2018, Cainiao Network's 15 strategic express courier partners employed over 1.9 million delivery personnel in more than 700 cities and 31 provinces in China, according to data provided by them. Collectively they operated more than 200,000 hubs and sorting stations. During fiscal year 2018, Cainiao Network and its logistics partners enabled the delivery of 20.6 billion packages that originated from our China retail marketplaces.

  Scalable fulfillment network

       The vast geographical area of China and wide distribution of Chinese consumers and merchants require a large and distributed logistics infrastructure. Cainiao Network has established a scalable, nationwide fulfillment network that consists of fulfillment hubs at key strategic locations, package sorting and distribution centers, and last mile stations, which are owned, leased or partnered with logistics data providers. The fulfillment network is connected by Cainiao Network's proprietary logistics data platform. This network facilitates the execution of our New Retail strategy. With this nationwide fulfillment network, medium and large merchants can place inventory across multiple locations in advance based on sales forecasts to optimize supply chain efficiency and provide fast delivery to consumers.

  Data technology capabilities

       Cainiao Network uses data insights and technology to improve efficiency across the logistics value chain. Powered by large-scale computing and machine learning capabilities, Cainiao Network's e-shipping label and value-added services optimize delivery routes and improve efficiency for express delivery couriers, leading to more accurate and speedy delivery to consumers.

  Comprehensive logistics solutions

       Leveraging its platform approach and data technology capabilities, Cainiao Network provides solutions to meet various logistics needs. Internationally, Cainiao Network provides cross-border fulfillment solutions to merchants on Tmall Global and AliExpress. In rural areas, Cainiao Network arranges the delivery from county level Rural Taobao stations to villages. In urban areas, Cainiao Network provides smart last-mile solutions, such as self-pickup by consumers from stations around urban communities and on college campuses, as well as package shipping.

  Consumer Services

       Our consumer services platforms consist of:

       Ele.me.    Ele.me ( ) (which means "Are you hungry?" in Chinese), a leading on-demand delivery and local services platform in China, enables consumers to use the Ele.me mobile delivery app to order meals, snacks and beverages online. Through a delivery network of direct-managed and agent-managed personnel, the company's service covered over 670 cities in China as of March 31, 2018. Under a cooperation agreement, Ele.me fulfills food orders generated from the Taobao App and Alipay App.

       Koubei.    Koubei, our equity investee and one of the leading local services platforms in China, generates traffic to restaurants and other local service providers by offering consumers a "closed loop" experience, from content discovery to finding the store to claiming discounts to payments.

       Fliggy.    Fliggy, a leading online travel platform in China, provides comprehensive reservation services for airline tickets, accommodation, train tickets, car rental, package tour and destination attractions. Fliggy enhances user experience through data technology that enables partnered hotels to identify travelers with good credit and provide travel privileges such as zero-deposit hotel booking, express check-out and automatic post-stay billing.

Cloud Computing

       Alibaba Cloud is China's largest provider of public cloud services by revenue in 2017, including PaaS services and IaaS services, according to IDC (Source: IDC Semiannual Public Cloud Services Tracker, 2017), and world's third largest IaaS service provider by revenue in 2017, according to Gartner (Source: Market Share Analysis: IaaS and IUS, Worldwide, 2017, Colleen Graham et al, June 28, 2018). The technologies that power Alibaba Cloud grew out of our own need to operate the massive scale and complexity of our core commerce business, including related payments and logistics elements. In 2009, we founded Alibaba Cloud to make these technologies available to third-party customers.

       Alibaba Cloud offers a complete suite of cloud services to customers worldwide, including elastic computing, database, storage, network virtualization services, large scale computing, security, management and application services, big data analytics, a machine learning platform and IoT services. Products that differentiate Alibaba Cloud from our domestic peers include proprietary security and middleware products, large scale computing services and analytic capabilities supported by our big data platform. These products enable customers to quickly build IT infrastructure services on-line without on-premises work. We also operate data centers in a number of countries including Indonesia, Malaysia, India, Australia, Singapore, Germany, Japan, the United States and others.

       As a major part of our partnership with the International Olympic Committee, we unveiled Alibaba Cloud ET Sports Brain, built on Alibaba Cloud's high-performance infrastructure of world-class data centers, network virtualization services and market-leading security services, which integrate data intelligence and machine learning to re-define engagement between fans, organizers, venues and athletes.

       Our cloud computing segment information is presented after elimination of inter-company transactions. See "Item 5. Operating and Financial Review and Prospects — A. Operating Results — Segment Information for Fiscal Years 2016, 2017 and 2018." Furthermore, in fiscal year 2018, cloud computing revenue from related parties only contributed approximately 9% of our total cloud computing revenue.

Digital Media and Entertainment

       Our digital media and entertainment business leverages our deep data insights to serve the broader interests of consumers through two key distribution platforms, Youku and UC Browser, and through diverse content platforms that provide movies, TV drama series, online dramas, variety shows, news feeds, games, literature and music, among other areas.

  Key Distribution Platforms

  Youku

       Youku is the third largest online video platform in China based on MAUs in March 2018, according to QuestMobile. It enables users to search, view and share high-quality video content quickly and easily across multiple devices. The Youku brand is among the most recognized online video brands in China.

       Insights we gain from our retail commerce business and our proprietary data technology enable Youku to deliver relevant digital media and entertainment content to its users. At the same time, Youku helps drive customer loyalty to our core commerce business in the form of complementary content offerings for users. For example, a loyalty program member of our core commerce business can purchase a Youku membership at a preferential rate or be rewarded a membership free of charge. Youku is also the exclusive online video platform to live stream major events of our core commerce business such as the Countdown Gala Celebration for the 11.11 Global Shopping Festival, which is supported by interactive features to drive consumer engagement.

  UC Browser

       UC Browser is one of the top three mobile browsers in the world and the number two mobile browser in India and Indonesia by page view market share in March 2018, according to StatCounter (http://gs.statcounter.com).

  Key Content Platforms

       We offer a diverse range of digital media and entertainment content using a sustainable production and acquisition approach. First, we provide self-produced content. We also jointly produce content through arrangements with studios and directors that commission them to produce and distribute some or all of their content exclusively on our platforms. Third, we acquire rights to display content on our digital media and entertainment platforms pursuant to licensing agreements with rights holders. Last, we offer an open-platform on which user-generated content and professionally-generated content are generated and distributed. Our digital media and entertainment offerings include online videos, movies, news feeds, games, literature, music and sports.

       We offer content from Alibaba Pictures, which is principally engaged in the production, promotion and distribution of entertainment content, serving consumers, studios, and cinema operators. Alibaba Games is a platform dedicated to the development, distribution and operation of mobile games. Alibaba Literature is our platform for distributing literature online, and it offers content for use in derivative works or tie-in entertainment. Our music platform provides music streaming and digital music online publishing services, as well as enabling the discovery and support of independent musicians.

Innovation Initiatives

  AutoNavi

       AutoNavi is the largest provider of mobile digital map, navigation and real-time traffic information in China by MAUs in December 2017, according to Questmobile. In addition to providing these services to end users directly, AutoNavi also operates a leading open platform in China that powers many major mobile apps in different industries such as food delivery, ride service, taxi-hailing and social networking with its digital mapping technology, powered by big data. It also empowers major platforms and infrastructural service providers in our ecosystem including our China retail marketplaces, Cainiao Network and Alipay.

  DingTalk

       DingTalk, our proprietary enterprise communication and collaboration platform, provides a unified interface for communications in different forms (including text messages, photo, voice, video and e-mail), workflow management and collaboration among team members and enterprises of various sizes. DingTalk's open platform also attracts ISVs to develop third-party enterprise applications or business services that are seamlessly integrated with DingTalk.

  Tmall Genie

       Tmall Genie, our AI-powered voice assistant, helps consumers to shop, order local services, search for information, control smart appliances and play interactive content, including educational stories and music for children.

Ant Financial — Financial Technology Services

       Ant Financial, an unconsolidated related party, is a technology company focused on providing inclusive financial services to small and micro enterprises and consumers in China and across the world through sustained technological innovation and cooperation with financial institutions. It primarily operates a digital payment services business as well as financial technology platform services for wealth management, micro financing, insurance and other areas.

  Digital payment service

       Ant Financial operates Alipay, a leading global third-party mobile payment platform. Through Alipay, Ant Financial provides digital payment processing services predominantly to online and offline merchants and consumers globally. This provides Alipay with deep insights into the needs of merchants and consumers, which allow it to continuously expand use cases and increase user mindshare, and thereby become a comprehensive platform and entry point for payment, lifestyle and innovative financial services. Alipay provides digital payment and escrow services for transactions on Taobao Marketplace, Tmall, 1688.com and a number of our other platforms and charges a fee based on a certain percentage of the payment amount processed. During fiscal year 2018, Alipay, together with its global JV partners, served approximately 870 million annual active users all over the world.

  Financial technology platform services

       Ant Financial's financial technology services platform is a comprehensive and open platform where users can access and purchase a wide variety of wealth management, micro financing and insurance products and related services. The vast majority of such financial products are provided by third-party financial institutions. Ant Financial's platform primarily serves three sectors in China:

  •
  Wealth management.  Financial institutions, including fund management companies and insurance companies, offer money market funds, fixed income products, debt and equity securities funds, as well as other wealth management products through Ant Financial' wealth management platform. The platform also distributes money market funds under the name of Yu'ebao.

  •
  Micro-financing.  Banks and lenders offer credit services mainly to small and micro enterprises through Ant Financial's micro-financing platform, and also offer small-amount, short-term consumer credit services to consumers. Leveraging its deep user insights and technology capabilities, Ant Financial provides its partners with relevant technology services, thereby assisting financial institutions to serve more micro and small enterprise customers, reduce their credit risk and enhance user experience.

  •
  Insurance.  Ant Financial partners with insurance companies to provide innovative insurance products, including goods return freight insurance and account security insurance, thereby meeting the potential insurance needs inherent to the new Internet economy. Through its insurance platform, Ant Financial also helps insurance company partners to continuously engage in product innovation and customer engagement.

       Apart from satisfying the needs of Chinese consumers and small and micro enterprises, Ant Financial continues to pursue its globalization strategy. Ant Financial cooperates with overseas strategic partners to launch local e-wallets in major developing countries using experience and innovative technology developed in China. It also offers inclusive digital payment and financial technology services to local consumers and small and micro enterprises.

       For additional details on our commercial relationship with Ant Financial and Alipay, see "Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions Agreements and Transactions Related to Ant Financial and its Subsidiaries."

Customer Service for China Retail Marketplaces

       Our customer service representatives serve consumers and merchants on our marketplaces through telephone hotlines, real-time instant messaging and online inquiry systems. In addition, merchants on our platforms serve their customers with commerce technologies and services we provide. Based on big data analytics, we provide numerous methods to facilitate the resolution of disputes. Aside from disputes referred to our customer service representatives for resolution and disputes handled automatically by our system, consumers may also choose adjudication by a large panel of experienced consumers and merchants.

       With certain exceptions, consumers on our China retail marketplaces may return the purchased goods within seven days from receipt. Alipay's escrow payment services ensure efficient refunds. In addition, for qualified consumers with good credit history, we may accelerate refund procedure by making the refund payment upon the buyer's submission of a refund application and proof of shipment for the returned goods.

Consumer Protection

       We believe every consumer has the right to protection from false and misleading claims and harmful products. We encourage our merchants to make product quality a priority and have set up various programs to this end. All Tmall merchants are required to contribute to and maintain a consumer protection fund for the benefit of consumers. Consumer protection fund deposit requirements vary by product category and typically range from RMB10,000 to RMB500,000 per storefront. For Tmall Global merchants, the consumer protection fund deposit requirement typically ranges from RMB150,000 to RMB300,000 for standard storefronts. The majority of Taobao

Marketplace merchants maintain individual consumer protection funds with minimum amounts ranging from RMB1,000 to RMB50,000. All Tmall and Taobao Marketplace merchants are required to sign agreements with us authorizing us to deduct consumer protection funds from their Alipay accounts in the event of confirmed consumer claims. Merchants who have failed to maintain a minimum amount in their consumer protection funds are blocked from showing product listings in our search results.

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

Transaction Platform Safety Programs

       Preserving the integrity of our marketplaces is fundamental to our business. We are committed to protecting intellectual property rights and eliminating counterfeit merchandise and fictitious activities. Infringement of intellectual property, both online and offline, is an industry-wide issue globally. By working with rights holders, trade associations and governments around the world, we have made significant progress in combating the issue of intellectual property rights infringement. As of March 31, 2018, there were over 150,000 brands on Tmall, including 76% of the consumer brands ranked in the Forbes Top 100 World's Most Valuable Brands for 2018, a demonstration of the trust such brands place in the integrity of our marketplaces.

  Product Authenticity

       We are committed to offering authentic, high quality products across our platforms, including high quality overseas products on Tmall Global, grocery and FMCG products on Tmall Supermarket. At the same time, we are committed to partnering with brands, rights holders and law enforcement authorities both online and offline to monitor product authenticity and protect intellectual property across our platforms. We have called for collective efforts in the fight against counterfeiting that include stronger law enforcement measures and harsher penalties for those found to be engaged in criminal activity. In addition, we also initiate civil actions against counterfeiters.

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

       By leveraging our advanced technologies, as well as engaging in close collaboration with stakeholders, including rights holders, trade associations and governments, we have implemented the following best practices:

  •
  Notice and take down system.  We operate a rigorous notice-and-takedown system that allows rights holders to request the removal of potentially infringing listings from our platforms. We offer qualified rights holders a simplified takedown program pursuant to which we expedite claims and simplify the notification procedure. We collaborate with rights holders to proactively identify suspicious listings, giving them an opportunity to review these listings and submit takedown requests.

  •
  Proactive monitoring (identification and take down) powered by big data.  We utilize our proprietary algorithms to proactively detect the presence of suspicious goods. We also have developed the capability to perform real-time scanning of suspicious product specifications during a merchant's listing creation process, which helps us prevent merchants from uploading infringing content. For example, we employ Optical Character Recognition (OCR) and logo recognition technologies to conduct text and logo detection on images used in product listings in order to ensure that the products offered are authentic. Our detection technology is capable of constantly improving through machine learning. Our ability to quickly and efficiently monitor and remove problematic products is constantly improving as more and more brands and rights holders contribute information about their intellectual property to our systems.

  •
  Offline enforcement.  We also work closely with brands and law enforcement authorities to assist in their offline investigations against counterfeiting. With insights drawn from our data analytics, we help law enforcement authorities to identify manufacturers and dealers of suspicious goods so they can be brought to justice.

  Alibaba Anti-Counterfeiting Alliance (AACA)

       In January 2017, we established the AACA to encourage collaboration among industry participants in the promotion of intellectual property rights protection. Famous global consumer brands, such as 3M, Amway, Ford, Johnson & Johnson, Mars, Procter & Gamble and Spalding, participate in the AACA as founding members and today the membership has expanded to 105 brands in 12 industries, including consumer goods, automotives and pharmaceuticals.

       The AACA is committed to using Internet technology and data to combat IP infringement. The goal is to encourage rights holders, e-commerce platforms, and law enforcement agencies to work collaboratively to protect intellectual property rights through increased communication and the exchange of information. The AACA shares best practices among the members and engages in joint media outreach to educate the public and consumers about the damage counterfeit products cause, including with respect to health, the environment and safety.

       The AACA has established an Advisory Board aimed at creating an efficient channel for rights holders to provide feedback on significant IP enforcement-related strategies and policies, and acts as a leading industry forum to discuss new trends in online IP infringement activities, litigation and platform practices.

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

  •
  maintaining a "blacklist" of merchants who have previously been involved in fictitious transactions; and

  •
  collaborating with law enforcement authorities to combat fictitious activities by merchants and websites that enable fictitious activity.

  Penalties

       We aim to protect consumers by excluding suspicious merchandise and fictitious transactions from the ranking system, credit system and transaction volume statistics. When these activities are confirmed, we penalize the parties involved, based on the severity of the violation, through a number of means including: permanently banning merchants from opening accounts on our platforms, closing down storefronts, limiting merchants' ability to add listings, imposing restrictions on participation in promotional activities on our marketplaces, and placing merchants' product listings at the bottom in search ranking results.

Our Technology

       Technology is key to our success in achieving efficiency, improving user experience, and enabling innovation. Our world-class proprietary technology supports peak order volumes of up to hundreds of thousands per second, delivers tens of billions of online marketing impressions per day, and enables millions of merchants, brands and other businesses to conduct their operations efficiently and effectively. The uniqueness of our technology lies in the unparalleled large-scale application environment due to the scale of our businesses. By constantly applying our technology across our businesses, we generate knowledge and innovations that drive improvements and further technological development.

       As of March 31, 2018, we employed over 24,000 research and development personnel. Members of our research and development personnel play key roles in various international standardization organizations in areas such as e-commerce, security and IoT. In addition, we are also active in open source communities. In October 2017, we announced the launch of the DAMO Academy, a global research program in cutting-edge technology that aims to integrate science with industry and speed up information exchange between them. It encourages a collaborative environment where scientific discoveries can be more rapidly applied to real-life problems.

       Key components of our technology include those described below:

  Technology Infrastructure

       Our data centers utilize leading technologies in distributed structure, innovative cooling techniques, distributed power technology and intelligent monitoring, and we believe we operate at the lowest power usage effectiveness, or PUE, ratio worldwide. The multi-region availability of our transaction system data centers provides scalability and stable redundancy.

  Cloud Operating System

       Aspara, our cloud computing operating system, is a proprietary general purpose distributed computing operating system that provides Alibaba Cloud customers with enhanced computing power to support their business growth in the new technology era.

  Big Data Analytics Platform

       We have developed a distributed data analytics platform that can efficiently handle the complex computing tasks of hundreds of millions of data dimensions, providing deep data insights to our businesses and our cloud computing customers. Our big data analytics platform includes MaxCompute, an offline data storage and computing platform, StreamCompute, a real-time data storage and computing platform, and OneData, a data integration and management system.

  Artificial Intelligence

       We believe we are one of the few companies in the world with a proprietary, distributed deep learning platform that has access to consumer insights across diverse businesses involving a rich variety of consumer experiences. As a result, we believe we are in a unique position to develop large-scale commercial use of artificial intelligence, or AI. We have applied various AI technologies across our ecosystem to enhance the consumer experience. These enhancements include personalized search results and shopping recommendations empowered by deep learning and data analytics, speech recognition and image analysis technology adopted in search functions, and intelligent customer service. In addition, our AI capabilities enable us to introduce innovative products, such as Tmall Genie, our AI-powered voice assistant.

  Internet of Things

       We are engaged in the development of a wide range of IoT technologies, such as PaaS, microchip design and development framework, operating systems and cloud computing capabilities for transportation, home, mobile, public and industrial applications. Our IoT PaaS and data allow hardware to work in more application scenarios and solutions as well as for applications to have more hardware options.

  Security

       We have established a comprehensive situational awareness and risk management security infrastructure that spans across our entire network, covering our systems, apps, data, services and individual end users. Our back-end security system handles hundreds of millions of instances of malicious attacks each day to provide effective security for our commerce and cloud platforms.

Sales and Marketing

       As Taobao Marketplace is China's largest mobile commerce destination with an exceptionally wide range of product offerings and Tmall is China's largest third-party platform for brands and retailers, we have wide consumer recognition of our brand and enjoy significant organic traffic through word-of-mouth. We believe the reputation and ubiquitous awareness of our brand and platforms in China and, increasingly, abroad, provide us with the best and most cost-efficient marketing channel. In addition, we also use other marketing initiatives to promote our platforms. In January 2017, we and the International Olympic Committee launched a historic long-term partnership that will last through the 2028 Games in Los Angeles, and during the most recent fiscal year, we increased our marketing efforts, such as a highly coordinated marketing and promotional campaigns on Tmall for the Singles' Day Global Shopping Festival, to expand the user base of our China retail commerce business. We expect to continue our marketing activities in the future. We also expect to enhance our monetization capability through leveraging our data technologies to develop and offer more personalized and innovative services, so as to improve customer experience and wallet share. Further, our major business segments and other elements in our ecosystem provide synergetic advantages and create cross-promotional opportunities. For example, the large number of consumers on our marketplaces attracts a large number of merchants who become customers for our online marketing services.

Socially Responsible Mindset

       At Alibaba, we believe acting in a socially responsible way is part of our business model. Since our founding, we have been highly committed to supporting and participating in charitable and socially responsible projects that align with our core values and mission, and to establishing a technology-driven charitable ecosystem to extend the benefits of our technological capabilities to the community at large.

       Our major corporate social responsibility achievements and initiatives include:

  Creating Job Opportunities

       The breadth of our ecosystem and the range of different types of service providers needed within it create substantial employment opportunities. In addition to providing direct business opportunities for merchants, our ecosystem has created new opportunities for service providers in logistics, marketing, consulting, operations outsourcing, training and other online and mobile commerce professions. AliResearch, our research division, estimates that our China retail marketplaces had contributed to the creation of over 36 million direct and indirect job opportunities in China, including people working directly for online storefronts, service providers to merchants and other businesses across the value chain.

       With the power of new technology, our platforms have leveled the playing fields for businesses in many aspects, helping to foster an inclusive economy for everyone to thrive and prosper. In fiscal year 2018, approximately half of the annual active sellers on our China retail marketplaces were female.

  Supporting Rural Development in China

       As we expand to rural areas in China, we have created opportunities for rural residents to improve their standard of living by helping them sell agricultural produce to urban consumers and providing them with greater access to more varieties of high quality goods and services through online shopping. As of March 31, 2018, our

Rural Taobao program had established service centers in over 26,000 villages in China, approximately 8,000 of which were in state-designated impoverished counties.

  Poverty Relief Programs

       We are committed to contributing to China's poverty relief initiatives. Apart from using our own resources, we also leverage our platform's reach to maximize our influence and our technological capabilities to increase the efficiency of these initiatives.

       In December 2017, we announced plans to launch a RMB10 billion Alibaba Poverty Relief Program, as part of our ongoing efforts to promote positive social change and combat poverty in China. The program focuses on education, rural commerce advancement, empowering women, healthcare and environmental sustainability. The program will primarily be funded by donations from us and the partners in the Alibaba Partnership.

       We also provide health insurance funded by donations collected on our platforms to cover major illnesses to breadwinners in impoverished households in selected provinces. As part of this initiative, we use our technology to enable insurers to accept and verify insurance applications online and donors to track the use of their donations. These measures help to reduce the operating costs of insurance companies, allowing a greater portion of the donations to be used to pay out insurance claims. As of March 31, 2018, we have raised approximately RMB38 million and provided health insurance to 810,000 families in 10 impoverished counties.

       Taobao University offers e-commerce classes to entrepreneurs and rural villager. Taobao University offers online courses in approximately 98.9% of state-designated impoverished counties. In fiscal year 2018, over 210,000 students from 823 state-designated impoverished counties took approximately 2,300 online courses on Taobao University.

  Contributing to Environmental Sustainability

       We work with enterprises and users to implement environmentally sustainable business models across various sectors, such as manufacturing, retail, logistics and cloud computing. Our cloud computing business not only helps enterprises reduce their need for computing hardware, its technology is also built on the idea of environment sustainability. For example, we launched a data center featuring an innovative cooling system that uses lake water to cut energy costs. Furthermore, Cainiao Network and other major Chinese express courier companies formed the Cainiao Green Alliance to promote green logistics initiatives, including "green packaging," that utilizes biologically degradable courier bags, tape-free boxes and package recycling bins, and "green warehouses," which have installed solar panels. Cainiao Network has also developed a packaging optimization algorithm, which on average reduces the use of packaging materials by approximately 15%, and was used in over 250 million delivery boxes and courier bags in fiscal year 2018.

  Charitable Contributions and Public Service

       We have always encouraged the active participation in public service by our company and our employees. Since 2010, we have established a special fund to encourage environmental awareness and conservation as well as other corporate social responsibility initiatives. In 2011, we established the Alibaba Foundation, a private charity fund that focuses on supporting environmental protection in China and helping the disadvantaged. In fiscal year 2018, we and the Alibaba Foundation made approximately RMB230 million (US$37 million) in donations. Since September 2015, we have encouraged our employees to perform a minimum of three hours of public service every year.

       We also leverage our ecosystem to extend the reach of our charitable initiatives and encourage merchants, consumers and other ecosystem participants to engage in public service. For instance, to support the United Nation's annual September 5 International Day of Charity, we initiated multiple public charity activities that attracted over 270 million instances of participation.

       Charitable organizations can also set up storefronts on our marketplaces to raise funds and engage with volunteers. Merchants can designate a percentage of their sales proceeds generated on our platforms to go to charitable organizations. Consumers can contribute to charitable causes by purchasing public interest products, participating in charity auctions hosted on our platforms or directly making donations. Through our platforms, we supported over 1.7 million merchants and over 360 million users to donate to domestic and overseas charitable projects and enabled charitable organizations to raise approximately RMB320 million (US$51 million) in donations in fiscal year 2018, which benefited approximately 3.3 million disadvantaged people.

       Furthermore, our "Reunion" platform connects our and our partners' mobile apps to help locate missing children across China. Since its initial launch in mid 2016 and up to March 31, 2018, this platform has helped law enforcement authorities successfully locate 2,777 missing children, reflecting a 97.6% success rate. The "Reunion" platform has received international attention. To support the global effort on child protection, we hosted a global leadership conference in 2018 to share the technology and thinking behind our "Reunion" platform with organization from over 20 countries.

Competition

       We face competition principally from established Chinese Internet companies, such as Tencent, and their respective affiliates, global and regional e-commerce players, cloud computing service providers, such as Amazon, and digital media and entertainment providers. These competitors generate significant traffic and have established brand recognition, significant technological capabilities and significant financial resources. Although foreign e-commerce companies currently have a limited presence in China, we face significant competition from them in the areas of cross-border commerce. The areas in which we compete primarily include:

  •
  Consumers — We compete to attract, engage and retain consumers based on the variety and value of products and services listed on our marketplaces, the engagement of digital media and entertainment content available on our platforms, the overall user experience of our products and services and the effectiveness of our consumer protection measures.

  •
  Merchants, Brands, Retailers and other Businesses — We compete to attract and retain merchants, brands and retailers based on the size and the engagement of consumers on our platforms and the effectiveness of our products and services to help them build brand awareness and engagement, acquire and retain customers, complete transactions, expand service capabilities, protect intellectual property rights and enhance operating efficiency. In addition, we compete to attract and retain businesses of different sizes across various industries based on the effectiveness of our cloud service offerings to help them enhance operating efficiency and realize their digitization transformation ambitions.

  •
  Marketers — We compete to attract and retain marketers, publishers and demand side platforms operated by agencies based on the reach and engagement of our properties, the depth of our consumer data insights and the effectiveness of our branding and marketing solutions.

  •
  Talent — We compete for motivated and capable talent, including engineers and product developers to build compelling apps, tools, and functions and to provide services for all participants in our ecosystem.

As we acquire new businesses and expand into new industries and sectors, we face competition from major players in these and other industries and sectors. In addition, as we expand our businesses and operations into an increasing number of international markets, such as Southeast Asia, India and Russia, we increasingly face competition from domestic and international players operating in these markets. See "Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Industry — If we are unable to compete effectively, our business, financial condition and results of operations would be materially and adversely affected."

Seasonality

       Our overall operating results fluctuate from quarter to quarter as a result of a variety of factors, including seasonal factors and economic cycles that influence consumer spending as well as promotions.

       Historically, we have experienced the highest levels of revenues in the fourth calendar quarter of each year due to a number of factors, including merchants allocating a significant portion of their online marketing budgets to the fourth calendar quarter, promotions, such as Singles Day on November 11 of each year, and the impact of seasonal buying patterns in respect of certain categories such as apparel. We have also experienced lower levels of revenues in the first calendar quarter of each year due to a lower level of operating activities by merchants at the beginning of the calendar year and the Chinese New Year holiday, during which time consumers generally spend less and businesses in China are generally closed. Moreover, as our fixed costs and expenses, such as payroll and benefits, bandwidth and location fees, grow at a relatively stable rate compared to our revenue growth, we will enjoy increased operating leverage in seasonally strong quarters, but will face significant margin pressure in seasonally weak quarters.

Regulation

       We operate in an increasingly complex legal and regulatory environment. We and our key service provider, Ant Financial, are subject to a variety of PRC and foreign laws, rules and regulations across a number of aspects of our business. As we have expanded our operations to other countries, we have become increasingly subject to applicable regulations in these jurisdictions. This section primarily summarizes the principal PRC laws, rules and regulations relevant to our business and operations, because the PRC remains the country where we conduct the substantial majority of our business and generate the substantial majority of our revenues. Other jurisdictions where we conduct business have their own laws and regulations that cover many of the areas covered by PRC laws and regulations, but their focus, specifics and approaches may differ considerably. Areas in which we are subject to laws, rules and regulations outside of the PRC include data protection and privacy, consumer protection, content regulation, intellectual property, competition, cross-border trade, taxation, anti-money laundering and anti-corruption. We may also face protectionist policies and regulatory scrutiny on national security grounds in foreign countries in which we conduct business or investment activities. See "Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Industry — We and Ant Financial are subject to a broad range of laws and regulations, and future laws and regulations may impose additional requirements and other obligations that could materially and adversely affect our business, financial condition and results of operations."

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

Regulation of Foreign Investment

       The Foreign Investment Catalogue, the latest version of which came into effect on July 28, 2017, was promulgated by the MOFCOM and the National Development and Reform Commission, with the latest amendment to become effective as of July 28, 2018, and governs investment activities in the PRC by foreign investors. The recently amended Foreign Investment Catalogue includes two categories, i.e., "Category of Industries Encouraged for Foreign Investment" and "Special Administrative Measures (Negative List) for Foreign Investment Access," or the "Negative List." Industries not listed in the Foreign Investment Catalogue are generally deemed "permitted" for foreign investment. The Negative List expands the scope of industries for which foreign investment is permitted by reducing the number of industries that fall within the Negative List where foreign investment is prohibited or restrictions on the shareholding percentage or requirements on the composition of board or senior management still exist. However, industries such as value-added telecommunication services, including Internet information services, remain restricted from foreign investment. Among our significant subsidiaries, Taobao (China) Software Co., Ltd. and Zhejiang Tmall Technology Co., Ltd. are registered in China and mainly engaged in software development, technical services and consultations, and Zhejiang Cainiao Supply Chain Co., Ltd. is also registered in China and mainly engaged in logistics services and supply chain solutions, all of which fall into the encouraged or permitted category under the latest Foreign Investment Catalogue. These three significant subsidiaries have obtained all material approvals required for their business operations. The Foreign Investment Catalogue does not apply to our significant subsidiaries that are registered and domiciled in Hong Kong, the British Virgin Islands or the Cayman Islands, and operate outside China. The businesses of our other PRC subsidiaries — including PRC subsidiaries of our significant subsidiaries — are generally software development, technical services and consulting, which fall into the encouraged or permitted category. Industries such as value-added telecommunication services, including Internet information services, are generally restricted to foreign investment pursuant to the latest Foreign Investment Catalogue. We conduct business operations that are restricted or prohibited to foreign investment through our variable interest entities.

       In January 2015, the MOFCOM published a discussion draft of the proposed Foreign Investment Law, which embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. The MOFCOM completed the solicitation of comments on this discussion draft in February 2015. The National People's Congress Standing Committee's Legislation Work Plan for 2018 issued on April 17, 2018 mentioned that Foreign Investment Law will be reviewed by the National People's Congress Standing Committee for the first time in December 2018, but substantial uncertainties exist with respect to its enactment timetable, the final version, interpretation and implementation. For more details, see "Item 3. Key Information — Risks Related to our Corporate Structure — Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of draft PRC Foreign Investment Law."

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

Regulation of Telecommunications and Internet Information Services

  Regulation of Telecommunication Services

       Under the Telecommunications Regulations of the PRC, or the Telecommunications Regulations, promulgated on September 25, 2000 by the State Council of the PRC and most recently amended in February 2016, a telecommunication service provider in China must obtain an operating license from the MIIT, or its provincial counterparts. The Telecommunications Regulations categorize all telecommunication services in China as either basic telecommunications services or value-added telecommunications services. Our online and mobile commerce businesses, as well as Youku's online video businesses, are classified as value-added telecommunications services. The Administrative Measures for Telecommunications Business Operating License, promulgated by the MIIT in December 2001 and most recently amended in September 2017, set forth more specific provisions regarding the types of licenses required to operate value-added telecommunications services, the qualifications and procedures for obtaining such licenses and the administration and supervision of such licenses.

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

These laws, rules and regulations require companies such as ours that engage in advertising activities to obtain a business license that explicitly includes advertising in the business scope from the SAMR, formerly the SAIC, or its local branches.

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

       Advertisers, advertising operators and advertising distributors, including the businesses that certain of the variable interest entities operate, are required by applicable PRC advertising laws, rules and regulations to ensure that the content of the advertisements they prepare or distribute are true and in compliance with applicable laws, rules and regulations. Violation of these laws, rules and regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. In circumstances involving serious violations, the SAMR or its local branches may revoke the violator's license or permit for advertising business operations. In addition, advertisers, advertising operators or advertising distributors may be subject to civil liability if they infringe the legal rights and interests of third parties, such as infringement of intellectual proprietary rights, unauthorized use of a name or portrait and defamation.

       On June 25, 2016, the Cyberspace Administration of China promulgated the Administrative Regulations on Internet Information Search Services, or the Internet Search Regulations, which came into effect on August 1, 2016. According to the Internet Search Regulations, Internet search service providers must verify paid-search service customers' qualifications, limit the ratio of paid-search results on each webpage, and clearly distinguish paid-search results from natural search results.

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

       Since the promulgation of the Administrative Measures for Online Trading, the SAIC had issued a number of guidelines and implementing rules aimed at adding greater specificity to these regulations. The relevant governmental authorities continue to consider and issue guidelines and implementing rules, and we expect that there will be further development of regulation in this industry. For example, three PRC governmental authorities (the Ministry of Finance, General Administration of Customs and State Administration of Taxation) issued a notice on March 24, 2016 to regulate cross-border e-commerce trading which has experienced rapid growth in recent years. The New Cross-Border E-commerce Tax Notice, which became effective on April 8, 2016, introduced the concept of the Cross-Border E-Commerce Retail Importation Goods Inventory, or the Cross-Border E-Commerce Goods Inventory, which are to be issued and updated by the three authorities together with other relevant authorities from time to time. Goods beyond the scope of the Cross-Border E-commerce Goods Inventory will have no tax codes and be effectively removed from cross-border e-commerce platforms. Two batches of the Cross-Border E-Commerce Goods Inventory have been issued on April 6, 2016 and April 15, 2016, respectively. Cosmetics imported for the first time, nutrition supplements and other special food products required to be registered with the State Drug Administration, formerly known as State Food and Drug Administration, are excluded from the Cross-Border E-Commerce Goods Inventory and will not be able to be sold on the relevant cross-border e-commerce platforms. However, pursuant to a transition policy issued by the General Administration of Customs, goods which have been imported to or in transit to the bonded areas and special regulated areas of customs before April 8, 2016 can still be sold on the cross-border e-commerce platforms no matter whether these goods are included in the Cross-Border E-Commerce Goods Inventory or not. Further, pursuant to the Notice of Relevant Matters on Implementation of New Cross-Border E-Commerce Retail Importation Supervision and Administration Requirements, or the New Cross-Border E-Commerce Tax Implementation Notice, issued by the General Administration of Customs on May 24, 2016, the implementation of certain provisions of the New Cross-Border E-commerce Tax Notice will be suspended until the expiration of a transition period, which will conclude by the end of 2017. According to the New Cross-Border E-Commerce Tax Implementation Notice, the requirement of presenting customs clearance for bonded goods purchased online is suspended in ten cities, and the requirement of presenting first-time import license, registration or filing for online purchased cosmetics imported for the first time, nutrition supplements and other special food products, are suspended until the end of the transition period. Further, according to an official MOFCOM news release issued on March 17, 2017, from January 1, 2018 retail goods imported on cross-border e-commerce platforms will be temporarily treated as personal items which are not subject to stricter regulation and higher tax rates applicable to normal imported goods in 15 cross-border e-commerce trial areas. On September 20, 2017, the State Council decided to extend the transition period for cross-border e-commerce retail import regulations to the end of 2018, during which period cross-border e-commerce retail import goods were to be temporarily regulated as personal items in ten pilot cities. Further, according to a December 7, 2017 statement by the Ministry of Commerce, starting on January 1, 2018, the transitional period policy will be extended to 15 pilot cities.

Regulation of Mobile Applications

       On June 28, 2016, the Cyberspace Administration of China promulgated the Regulations for the Administration of Mobile Internet Application Information Services, which came into effect as of August 1, 2016, requiring ICPs who provide information services through mobile Internet applications, or "Apps," to:

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

Regulation of Internet Content

       The PRC government has promulgated measures relating to Internet content through various ministries and agencies, including the MIIT, the News Office of the State Council, the Ministry of Culture and Tourism and the General Administration of Press and Publication. In addition to various approval and license requirements, these measures specifically prohibit Internet activities that result in the dissemination of any content which is found to contain pornography, promote gambling or violence, instigate crimes, undermine public morality or the cultural traditions of the PRC or compromise State security or secrets. ICPs must monitor and control the information posted on their websites. If any prohibited content is found, they must remove the content immediately, keep a record of it and report to the relevant authorities. If an ICP violates these measures, the PRC government may impose fines and revoke any relevant business operation licenses.

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

       On March 17, 2010, the SARFT issued the Internet Audio/Video Program Services Categories (Provisional), or the Provisional Categories, which were amended on March 10, 2017. The amended Provisional Categories classified Internet audio/video programs into four categories, which are further divided into seventeen sub-categories.

       In 2009, the SARFT released a Notice on Strengthening the Administration of Online Audio/Video Content. This notice reiterated, among other things, that all movies and television shows released or published online must comply with relevant regulations on the administration of radio, film and television. In other words, these movies and television shows, whether produced in the PRC or overseas, must be pre-approved by the SARFT, and the distributors of these movies and television shows must obtain an applicable permit before releasing any of these movie or television shows. In 2012, the SARFT and the State Internet Information Office of the PRC issued a Notice on Improving the Administration of Online Audio/Video Content Including Internet Drama and Micro Films. In 2014, the General Administration of Press and Publication, Radio, Film and Television, or GAPPRFT (which was recently split into the State Administration of Radio and Television, or SART, and the State Administration of News and Publication in March 2018) released a Supplemental Notice on Improving the Administration of Online Audio/Video Content Including Internet Drama and Micro Films. This notice stresses that entities producing online audio/video content, such as Internet dramas and micro films, must obtain a permit for radio and television program production and operation, and that online audio/video content service providers should not release any Internet dramas or micro films that were produced by any entity lacking the permit. For Internet dramas or micro films produced and uploaded by individual users, the online audio/video service providers transmitting this content will be deemed responsible as the producer. Further, under this notice, online audio/video service providers can only transmit content uploaded by individuals whose identity has been verified and the content must comply with the relevant content management rules. This notice also requires that online audio/video content, include Internet drama and micro films, be filed with the relevant authorities before release.

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

       On March 16, 2018, the GAPPRFT promulgated the Notice on Further Regulating the Transmission of Internet Audio/Video Programs, which requires that, among other things, audio/video platforms must: (i) not re-edit, re-dub, re-caption or otherwise ridicule classic works, radio and television programs, or original Internet audio/video programs without authorization, (ii) not broadcast clips and trailers of audio/video programs without due approval or those already sanctioned by the GAPPRFT, (iii) not transmit re-edited programs which unfairly distort the original content, (iv) strictly monitor the adapted content uploaded by platform users and not provide transmission channels for illicit content, and (v) immediately take down unauthorized content upon receipt of complaints from copyright owners, radio and television stations, or film and television production institutions. Pursuant to this notice, online audio/video programs may not cooperate with entities that illegally conduct Internet audio/video program services without approval, including accepting sponsorship or endorsement from such entities.

  Regulations on Internet Publication

       The SARFT is responsible for nationwide supervision and administration of publishing activities in China. On February 4, 2016, the GAPPRFT, the SARFT's predecessor, and the MIIT jointly promulgated the Online Publication Service Administration Rules, or the Online Publication Rules, which took effect on March 10, 2016 and replaced the Internet Publication Tentative Administrative Measures, which was promulgated in June 2002. Pursuant to the Online Publication Rules, an online publication service provider must obtain the Online Publication Service License from the GAPPRFT. The term "online publication service" is defined as the provision of online publications to the public through information networks. The term "online publications" is defined as digital works characteristic of publishing such as editing, production or processing provided to the public through information networks, and primarily includes:

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

  •
  a legal representative and key responsible persons who shall be a PRC citizen living permanently in the PRC who has full civil capacity to act, and at least one of these legal representatives or key responsible persons must have a mid-level or higher professional qualification in the field of publication;

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

  Regulations on Internet Drug Information Service

       The State Food and Drug Administration, or the SFDA, the predecessor of the State Drug Administration, promulgated the Administrative Measures on Internet Drug Information Service in July 2004 and further amended the same in November 2017. Since the promulgation of the Administrative Measures on Internet Drug Information Service, the SFDA had issued certain implementing rules and notices aimed at adding specificity to these regulations. These measures set out regulations governing the classification, application, approval, content, qualifications and requirements for Internet drug information services. An ICP service operator that provides information regarding drugs or medical equipment must obtain an Internet Drug Information Service Qualification Certificate from the applicable provincial level counterpart of the State Drug Administration.

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

  Regulations on Internet Culture Activities

       On February 17, 2011, the Ministry of Culture, the predecessor of the Ministry of Culture and Tourism, promulgated the Internet Culture Administration Tentative Measures, or the Internet Culture Measures, which was most recently amended in December 2017. The Internet Culture Measures require ICP operators engaging in "Internet culture activities" to obtain a permit from the Ministry of Culture and Tourism. The term "Internet culture activities" includes, among other things, online dissemination of Internet cultural products (such as audio-video products, gaming products, performances of plays or programs, works of art and cartoons) and the production, reproduction, importation, publication and broadcasting of Internet cultural products.

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

       On August 12, 2013, the Ministry of Culture promulgated the Notice on Implementing the Administrative Measures for the Content Self-examination of Internet Culture Business Entities. According to this notice, any cultural product or service shall be reviewed by the provider before being released to the public and the review process shall be done by persons who have obtained the relevant content review certificate.

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

       On December 25, 2001, the State Council promulgated the Regulations for the Administration of Films, or the Film Regulations, which became effective on February 1, 2002. The Film Regulations set forth the general regulatory guidelines for China's film industry and address practical issues with respect to production, censorship, distribution and screening. They also establish the SARFT as the sector's regulatory authority, and serve as the foundation for all other legislation promulgated in this area. The Film Regulations provide the framework for an industry-wide licensing system operated by the SARFT, under which separate permits (and permit application procedures) apply.

Regulation of Express Delivery Services

       The PRC Postal Law, which took effect in October 2009 and was most recently amended in 2015, sets forth the fundamental rules on the establishment and operation of an express delivery company. According to the Postal Law, an enterprise that operates and provides express delivery services is required to obtain a Courier Service Operation Permit. Pursuant to the Postal Law, "delivery" refers to delivery of correspondence, parcels, printed materials and other items to specific individuals or entities according to the names and addresses on the envelopes or packages, including mail acceptance, sorting, transportation, delivery, and "express delivery" refers to rapid mail "delivery" within a specified time limit. The above-mentioned requirements are also provided for in the Administrative Measures for Express Delivery Market, which were promulgated by the Ministry of Transport in January 2013 and became effective in March 2013.

       The PRC Postal Law also requires that a company operating express delivery services must apply for and obtain the Courier Service Operation Permit prior to applying for its business license. Pursuant to the Administrative Measures on Courier Service Operation Permits, which was promulgated by the Ministry of Transport in June 2015, any entity engaging in express delivery services is required to obtain a Courier Service Operation Permit from the State Post Bureau or its local counterpart and is subject to their supervision and regulation. The express delivery business must be operated within the permitted scope and the valid term of the Courier Service Operation Permit.

       On March 2, 2018, the State Council promulgated the Provisional Regulations for Express Delivery, or the Provisional Regulations, which came into effect on May 1, 2018. The Provisional Regulations reiterate that a company operating express delivery services must obtain the Courier Service Operation Permit and sets forth specific rules and security requirements for express delivery operations.

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

       On April 11, 2017, the Cyberspace Administration of China released the draft Measures on Security Assessment of the Cross-Border Transfer of Personal Information and Important Data, or the draft Cross-Border Transfer Measures, which requires personal information and important data collected by and produced by all network operators during the course of their operations within China to be stored within China. According to the draft Cross-Border Transfer Measures, self-assessment by network operators or assessment by industrial regulatory authority or the national cyberspace authority under certain circumstances must be completed before transferring personal information or important data overseas.

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

       The Cyberspace Administration of China completed the solicitation of comments on the draft Cross-Border Transfer Measures in May 2017 but has not promulgated the final measures.There are still substantial uncertainties with respect to its final content and enactment timetable.

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

       Copyright.    Copyright in the PRC, including copyrighted software, is principally protected under the Copyright Law of the PRC and related rules and regulations. Under the Copyright Law, the term of protection for copyrighted software is 50 years. The Regulation on the Protection of the Right to Communicate Works to the Public over Information Networks, which was most recently amended on January 30, 2013, provides specific rules on fair use, statutory license, and a safe harbor for use of copyrights and copyright management technology and specifies the liabilities of various entities for violations, including copyright holders, libraries and Internet service providers.

       Trademark.    Registered trademarks are protected under the Trademark Law of the PRC and related rules and regulations. Trademarks are registered with the State Intellectual Property Office, formerly the Trademark Office of the SAIC. Where registration is sought for a trademark that is identical or similar to another trademark which has already been registered or given preliminary examination and approval for use in the same or similar category of commodities or services, the application for registration of this trademark may be rejected. Trademark registrations are effective for a renewable ten-year period, unless otherwise revoked.

       Domain Name.    Domain names are protected under the Administrative Measures on Internet Domain Names promulgated by the MIIT on August 24, 2017 and effective as of November 1, 2017. Domain name registrations are handled through domain name service agencies established under the relevant regulations, and applicants become domain name holders upon successful registration.

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

       Uncertainties exist with respect to how the EIT Law applies to the tax residence status of Alibaba Group and our offshore subsidiaries. Under the EIT Law, an enterprise established outside of China with a "de facto management body" within China is considered a "resident enterprise," which means that it is treated in the same manner as a Chinese enterprise for enterprise income tax purposes. Although the implementation rules of the EIT Law define "de facto management body" as a managing body that exercises substantive and overall management and control over the production and business, personnel, accounting books and assets of an enterprise, the only official guidance for this definition currently available is set forth in Circular 82 issued by the State Administration of Taxation in April 2009 and most recently amended in December 2017. Circular 82 provides guidance on the determination of the tax residence status of a Chinese-controlled offshore incorporated enterprise, defined as an enterprise that is incorporated under the laws of a foreign country or territory and that has a PRC enterprise or enterprise group as its primary controlling shareholder. Although Alibaba Group Holding Limited does not have a PRC enterprise or enterprise group as our primary controlling shareholder and is therefore not a Chinese-controlled offshore incorporated enterprise within the meaning of Circular 82, in the absence of guidance specifically applicable to us, we have applied the guidance set forth in Circular 82 to evaluate the tax residence status of Alibaba Group and our subsidiaries organized outside the PRC.

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

       Bulletin 7 was issued by the State Administration of Taxation on February 3, 2015 and most recently amended pursuant to Bulletin 37, which was issued by the State Administration of Taxation on October 17, 2017 and became effective as of December 1, 2017. Pursuant to Bulletin 7, an "indirect transfer" of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets, if the arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from an indirect transfer may be subject to PRC enterprise income tax. According to Bulletin 7, "PRC taxable assets" include assets attributed to an establishment or a place of business in China, immoveable properties in China, and equity investments in PRC resident enterprises. In respect of an indirect offshore transfer of assets of a PRC establishment or place of business, the relevant gain is to be regarded as effectively connected with the PRC establishment or a place of business and therefore included in its enterprise income tax filing, and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immoveable properties in China or to equity investments in a PRC resident enterprise, which is not effectively connected to a PRC establishment or a place of business of a non-resident enterprise, a PRC enterprise income tax at 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. There is uncertainty as to the implementation details of Bulletin 7. If Bulletin 7 was determined by the tax authorities to be applicable to some of our transactions involving PRC taxable assets, our offshore subsidiaries conducting the relevant transactions might be required to spend valuable resources to comply with Bulletin 7 or to establish that the relevant transactions should not be taxed under Bulletin 7, which may materially and adversely affect us. See "Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in the People's Republic of China — We and our shareholders face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises or other assets attributed to a PRC establishment of a non-PRC company."

       According to Bulletin 37, if a non-PRC resident fails to comply with the tax payment obligations, the tax authority may seek the payment of tax arrears and late fees payable from other income of such non-PRC resident within the territory of China.

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

       In November 2011, the Ministry of Finance and the State Administration of Taxation promulgated the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax. In May and December 2013, April 2014, March 2016 and July 2017, the Ministry of Finance and the State Administration of Taxation promulgated Circular 37, Circular 106, Circular 43, Circular 36 and Circular 58 to further expand the scope of services which are to be subject to Value-Added Tax, or VAT, instead of business tax. Pursuant to these tax rules, from August 1, 2013, a VAT was imposed to replace the business tax in certain service industries, including technology services and advertising services, and from May 1, 2016, VAT replaced business tax in all industries, on a nationwide basis. On November 19, 2017, the State Council further amended the Interim Regulation of the People's Republic of China on Value Added Tax to reflect the normalization of such pilot program. A VAT rate of 6% applies to revenue derived from the provision of certain services. Unlike business tax, a taxpayer is allowed to offset the qualified input VAT paid on taxable purchases against the output VAT chargeable on the revenue from services provided. Accordingly, although the 6% VAT rate is higher than the previously applicable 5% business tax rate, no materially different tax cost to us has resulted nor do we expect one to result from the replacement of the business tax with a VAT on our services.

       On April 4, 2018, the Ministry of Finance and the State Administration of Taxation issued the Notice on Adjustment of VAT Rates, which came into effect on May 1, 2018. According to the abovementioned notice, the taxable goods previously subject to VAT rates of 17% and 11% respectively become subject to lower VAT rates of 16% and 10% respectively starting from May 1, 2018. No change of VAT rate is made with respect to our services.

  PRC Import Tax

       Consumer goods imported through cross-border e-commerce platforms were originally classified as "personal baggage or postal articles" under the Notice on Pilot Bonded Area Import Pattern of Cross-Border Trade E-Commerce Services issued by PRC General Administration of Customs on March 4, 2014. A personal baggage or postal articles tax was levied on these goods before the online retailors could deliver the same to buyers. The personal baggage or postal articles tax was exempted if the payable amount was lower than RMB50. The rate of personal baggage or postal articles tax was respectively 10%, 20%, 30% and 50% for different categories of products imported. Under this tax pattern, a quota of RMB1,000 for each purchase order was imposed on online buyers, otherwise the imported goods were classified as normal goods, which are subject to value-added tax, consumption tax and tariff.

       The above-mentioned notice was abolished pursuant to the New Cross-Border E-commerce Tax Notice. The goods imported through cross-border e-commerce platforms are now treated as normal goods rather than "personal baggage or postal articles" and subject to the usual value-added tax, consumption tax and tariff. In general, a value-added tax at the rate of 17% (before May 1, 2018) and 16% (from May 1, 2018 onwards) is levied on most products sold on the cross-border e-commerce platform and a 15% consumption tax on high-end cosmetics, while no consumption tax is levied on skin care products, maternity and baby care products. As a preferential tax treatment, the New Cross-Border E-commerce Tax Notice provides that, if the goods imported through cross-border e-commerce platforms are within the quota of RMB2,000 per purchase order and RMB20,000 per year per buyer, there is a 30% discount off the applicable value-added tax and the consumption tax, and the tariff is waived.

  PRC Export Tax

       According to the Notice on the Taxation Policies for Cross-border E-Commerce Retail Export, or the E-Commerce Export Taxation Notice, which was jointly issued by the Ministry of Finance and the State Administration of Taxation and took effect as of January 1, 2014, an e-commerce export enterprise may be exempt from or refunded with consumption tax and VAT upon satisfaction of the following conditions:

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

       Since SAFE Circular 142 has been in place for more than five years, SAFE decided to further reform the foreign exchange administration system in order to satisfy and facilitate the business and capital operations of foreign invested enterprises, and issued the Circular on the Relevant Issues Concerning the Launch of Reforming Trial of the Administration Model of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises in Certain Areas in July 2014, which became effective on August 4, 2014. This circular suspends the application of SAFE Circular 142 in certain areas and allows a foreign-invested enterprise registered in these areas with a business scope including "investment" to use the RMB capital converted from foreign currency registered capital for equity investments within the PRC. SAFE released the Notice on the Reform of the Administration Method for the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises, or SAFE Circular 19, in March 2015, which came into force and superseded SAFE Circular 142 on June 1, 2015. Circular 19 allows foreign invested enterprises to settle their foreign exchange capital on a discretionary basis according to the actual needs of their business operation and provides the procedures for foreign invested companies to use Renminbi converted from foreign currency-denominated capital for equity investment. Nevertheless, Circular 19 also reiterates the principle that Renminbi converted from foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope.

       In November 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Direct Investment, which substantially amends and simplifies the current foreign exchange procedure. Pursuant to this circular, the opening of various special purpose foreign exchange accounts, such as pre-establishment expenses accounts, foreign exchange capital accounts and guarantee accounts, the reinvestment of RMB proceeds by foreign investors in the PRC, and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible previously. In addition, SAFE promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents in May 2013, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC shall be conducted by way of registration and banks shall process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches. In February 2015, SAFE promulgated the Circular of Further Simplifying and Improving the Policies of Foreign Exchange Administration Applicable to Direct Investment, or SAFE Circular 13, which became effective on June 1, 2015. Under SAFE Circular 13, the current foreign exchange procedures will be further simplified, and foreign exchange registrations of direct investment will be handled by the banks designated by the foreign exchange authority instead of SAFE and its branches. However, the foreign invested enterprises were still prohibited by SAFE Circular 13 to use the RMB converted from foreign currency-registered capital to extend entrustment loans, repay bank loans or inter-company loans.

       In June 2016, SAFE issued the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or Circular 16, which took effect on the same day. Compared to Circular 19, Circular 16 provides that discretionary foreign exchange settlement applies to foreign exchange capital, foreign debt offering proceeds and remitted foreign listing proceeds, and the corresponding Renminbi obtained from foreign exchange settlement are not restricted from extending loans to related parties or repaying the inter-company loans (including advances by third parties). However, since Circular 16 came into effect recently, there exist substantial uncertainties with respect to its interpretation and implementation in practice.

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

  Share option rules

       Under the Administration Measures on Individual Foreign Exchange Control issued by the People's Bank of China, or the PBOC, on December 25, 2006, all foreign exchange matters involved in employee share ownership plans and share option plans in which PRC citizens participate require approval from SAFE or its authorized branch. Pursuant to SAFE Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly-listed companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies. In addition, under the Notices on Issues concerning the Foreign Exchange Administration for Domestic Individuals Participating in Share Incentive Plans of Overseas Publicly-Listed Companies, or the Share Option Rules, issued by SAFE on February 15, 2012, PRC residents who are granted shares or share options by companies listed on overseas stock exchanges under share incentive plans are required to (i) register with SAFE or its local branches, (ii) retain a qualified PRC agent, which may be a PRC subsidiary of the overseas listed company or another qualified institution selected by the PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the share incentive plans on behalf of the participants, and (iii) retain an overseas institution to handle matters in connection with their exercise of share options, purchase and sale of shares or interests and funds transfers.

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

       See "Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Industry — Anti-monopoly and unfair competition claims against us may result in our being subject to fines as well as constraints on our business."

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

Data Protection Regulation in Europe

       On May 25, 2018, EU Directive 95/46/EEC was replaced by the GDPR on the protection of natural persons with regard to the processing of personal data and on the free movement of such data. The GDPR applies directly in all European Union member states from May 25, 2018 and applies to companies with an establishment in the European Economic Area, or the EEA, and to certain other companies not in the EEA that offer or provide goods or services to individuals located in the EEA or monitor individuals located in the EEA. The GDPR implements more stringent operational requirements for controllers of personal data, including, for example, expanded disclosures about how personal information is to be used, limitations on retention of information and pseudonymized data, increased cyber security requirements, mandatory data breach notification requirements and higher standards for controllers to demonstrate that they have obtained a valid legal basis for certain data processing activities.

       The activities of data processors will be regulated for the first time, and companies undertaking processing activities are required to offer certain guarantees in relation to the security of such processing and the handling of personal data. Contracts with data processors will also need to be updated to include certain terms prescribed by the GDPR, and negotiating such updates may not be fully successful in all cases. Failure to comply with EU laws, including failure under the GDPR and other laws relating to the security of personal data may result in fines up to €20,000,000 or up to 4% of the total worldwide annual turnover of the preceding financial year, if greater, and other administrative penalties including criminal liability.

Disclosure of Iranian Activities under Section 13(r) of the Exchange Act

       Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 added Section 13(r) to the Securities Exchange Act of 1934. Section 13(r) requires an issuer to disclose in its annual or quarterly reports, as applicable, whether it or any of its affiliates knowingly engaged in certain activities, including, among other matters, transactions or dealings relating to the government of Iran. Disclosure is required even where the activities, transactions or dealings are conducted outside the U.S. by non-U.S. affiliates in compliance with applicable law, and whether or not the activities are sanctionable under U.S. law.

       Softbank is one of our substantial shareholders. During fiscal year 2018, SoftBank, through one of its non-U.S. subsidiaries, provided roaming services in Iran through Telecommunications Services Company (MTN Irancell), which is or may be a government-controlled entity. During fiscal year 2018, SoftBank had no gross revenues from such services and no net profit was generated. This subsidiary also provided telecommunications services in the ordinary course of business to accounts affiliated with the Embassy of Iran in Japan. During fiscal year 2018, SoftBank estimates that gross revenues and net profit generated by such services were both under US$15,000. We were not involved in, and did not receive any revenue from, any of these activities. These activities have been conducted in accordance with applicable laws and regulations, and they are not sanctionable under U.S. or Japanese law. Accordingly, with respect to Telecommunications Services Company (MTN Irancell), the relevant SoftBank subsidiary intends to continue such activities. With respect to services provided to accounts affiliated with the Embassy of Iran in Japan, the relevant SoftBank subsidiary is obligated under contract to continue such services.

       In addition, during fiscal year 2018, SoftBank, through one of its non-U.S. indirect subsidiaries, provided office supplies to the Embassy of Iran in Japan. SoftBank estimates that gross revenue and net profit generated by such services were under US$5,600 and US$1,300, respectively. We were not involved in, and did not receive any revenue from any of these activities. The relevant SoftBank subsidiary intends to continue such activities.

C.    Organizational Structure

       As of March 31, 2018, we conducted our business operations across approximately 500 subsidiaries and consolidated entities incorporated in China and approximately 420 subsidiaries and consolidated entities incorporated in other jurisdictions. The chart below summarizes our corporate legal structure and identifies the subsidiaries and variable interest entities that are material to our business:

(1)
The principal holding company for our strategic investments.
(2)
Primarily involved in the operation of Taobao Marketplace.
(3)
Primarily involved in the operation of Tmall.
(4)
Primarily involved in the operation of our cloud computing business.
(5)
Primarily involved in the operation of Alibaba.com, 1688.com and AliExpress.
(6)
Primarily involved in the operation of Cainiao Network's business.
(7)
Primarily involved in the operation of Youku's business.
(8)
Each of these variable interest entities is owned by PRC citizens or PRC entities owned and/or controlled by PRC citizens.

Contractual Arrangements among Our Wholly-foreign Owned Enterprises, Variable Interest Entities and the Variable Interest Entity Equity Holders

       Due to legal restrictions on foreign ownership and investment in, among other areas, value-added telecommunications services, which include the operations of Internet content providers, or ICPs, we, similar to all other entities with foreign-incorporated holding company structures operating in our industry in China, operate our Internet businesses and other businesses in which foreign investment is restricted or prohibited in the PRC through wholly-foreign owned enterprises, majority-owned entities and variable interest entities. The relevant variable interest entities, which are incorporated in the PRC and 100% owned by PRC citizens or PRC entities owned and/or controlled by PRC citizens, hold the ICP licenses and other regulated licenses and operate our Internet businesses and other businesses in which foreign investment is restricted or prohibited. Specifically, our variable interest entities that are material to our business are Zhejiang Taobao Network Co., Ltd., Zhejiang Tmall Network Co., Ltd., Alibaba Cloud Computing Ltd., Hangzhou Alibaba Advertising Co., Ltd. and Youku Information Technology (Beijing) Co., Ltd. We have entered into certain contractual arrangements, as described in more detail below, which collectively enable us to exercise effective control over the variable interest entities and realize substantially all of the economic risks and benefits arising from the variable interest entities. As a result, we include the financial results of each of the variable interest entities in our consolidated financial statements in accordance with U.S. GAAP as if they were our wholly-owned subsidiaries.

       Other than the ICP licenses and other licenses and approvals for businesses in which foreign ownership is restricted or prohibited that are held by our variable interest entities, we hold our material assets in, and conduct our material operations through, our wholly-foreign owned enterprises, which primarily provide technology and other services to our customers. We primarily generate our revenue directly through our wholly-foreign owned enterprises, which directly capture the profits and associated cash flow from operations without having to rely on contractual arrangements to transfer cash flow from the variable interest entities to the wholly-foreign owned enterprises.

       The following diagram is a simplified illustration of the ownership structure and contractual arrangements that we typically have in place for our variable interest entities:

VIE Structure Enhancement

  Overview

       We are in the process of enhancing the structure we use to hold our variable interest entities so that we can better ensure the stability and proper governance of our variable interest entities as an integral part of our company, or the VIE Structure Enhancement. The VIE Structure Enhancement maintains the primary legal framework that we and many peer companies in our industry have adopted to operate businesses in which foreign investment is restricted or prohibited in the PRC. We target to complete the VIE Structure Enhancement for the majority of our VIEs in 2019.

       Upon the completion of the VIE Structure Enhancement for each VIE, the equity interest of each such variable interest entity will, instead of being held by a few individuals, be directly held by a PRC limited liability company, which in turn will be indirectly held (through a layer of PRC limited partnerships) by selected members of the Alibaba Partnership or our management who are PRC citizens. This new structure institutionalizes the governance framework of our VIEs.

       Compared with the existing VIE shareholder structure we and many peer companies in our industry have adopted, which uses natural persons to serve as direct or indirect equity holders of the variable interest entity, we have designed the VIE Structure Enhancement to:

  •
  reduce the key man and succession risks associated with natural person VIE equity holders, through a new structure that has widely dispersed interests among natural person interest holders;

  •
  create a VIE ownership structure that is more stable and self-sustaining, by distancing the natural person interest holders with the VIE with multiple layers of legal entities, including a partnership structure; and

  •
  further enhance our control over the VIEs through multiple layers of contractual arrangements.

  VIE equity holders before and after the VIE Structure Enhancement

       Prior to the VIE Structure Enhancement, four of our material variable interest entities were owned by two PRC natural persons: Jack Ma, our lead founder, executive chairman and one of our principal shareholders, and Simon Xie, one of our founders and a former employee of our company, while Youku Information Technology (Beijing) Co., Ltd. is owned by Hangzhou Ali Venture Capital Co., Ltd. (66.67%), which is a variable interest entity owned by Jack Ma and Simon Xie, and by two of our former employees (33.33%). See the diagram under "— Contractual Arrangements among Our Wholly-foreign Owned Enterprises, Variable Interest Entities and the Variable Interest Equity Holders" above.

       Following the VIE Structure Enhancement, a PRC limited liability company, which we refer to as the PRC investment holding company, will become the direct equity holder of each of our material variable interest entities. This PRC investment holding company will in turn be owned by two PRC limited partnerships, each of which will hold 50% of the equity interest. Each of these partnerships is comprised of (i) a PRC limited liability company, as general partner (which is formed by a number of selected members of the Alibaba Partnership and our management who are PRC citizens), and (ii) the same group of natural persons, as limited partners. Under the terms of the relevant partnership agreements, the natural person limited partners must be members of the Alibaba Partnership or our management who are PRC citizens and as designated by the general partner of the partnership. We may also create additional holding structures in the future in connection with the VIE Structure Enhancement.

       The following diagram is a simplified illustration of the typical ownership structure and contractual arrangements of the VIEs following the VIE Structure Enhancement.

(1)
Selected members of the Alibaba Partnership or our management who are PRC citizens.

       Following the VIE Structure Enhancement, our designated wholly-foreign owned entity, on the one hand, and the VIE and the multiple layers of legal entities above the VIE, as well as the natural persons described above, on the other hand, will enter into contractual arrangements, which are substantially similar to the contractual arrangements we have historically used for our variable interest entities. See "— Contracts that Give us Effective Control of the Variable Interest Entities" and "— Contracts that Enable us to Receive Substantially All of the Economic Benefits from the Variable Interest Entities" below.

       Although we believe the VIE Structure Enhancement will further improve our control over our variable interest entities, there continue to be risks associated with the VIE structure in general, as well as with the completion of the VIE Structure Enhancement. See "Item 3. Key Information — D. Risk Factors — Risks Related to Our Corporate Structure."

       The following is a summary of our typical contractual arrangements.

Contracts that Give Us Effective Control of the Variable Interest Entities

       Loan agreements.    Pursuant to the relevant loan agreement, the respective wholly-foreign owned enterprise has granted a loan to the relevant variable interest entity equity holders, which may only be used for the purpose of its business operation activities agreed by the wholly-foreign owned enterprise. The wholly-foreign owned enterprise may require acceleration of repayment at its absolute discretion. When the variable interest entity equity holders make early repayment of the outstanding amount, the wholly-foreign owned enterprise or a third-party designated by it may purchase the equity interests in the variable interest entity at a price equal to the outstanding amount of the loan, subject to any applicable PRC laws, rules and regulations. The variable interest entity equity holders undertake not to enter into any prohibited transactions in relation to the variable interest entity, including the transfer of any business, material assets, intellectual property rights or equity interests in the variable interest entity to any third-party. The parties to the loan agreement for each of our material variable interest entities are Jack Ma and Simon Xie or other shareholders of those entities (in respect of the existing VIE structure) or, following the VIE Structure Enhancement, the relevant PRC investment holding company, on the one hand, and Taobao (China) Software Co., Ltd., Zhejiang Tmall Technology Co., Ltd., Alibaba (China) Technology Co., Ltd., Zhejiang Alibaba Cloud Computing Ltd. and Youku Internet Technology (Beijing) Co., Ltd., the respective wholly-foreign owned enterprise, on the other hand.

       Exclusive call option agreements.    The variable interest entity equity holder has granted the wholly-foreign owned enterprise an exclusive call option to purchase its equity interest in the variable interest entity at an exercise price equal to the higher of (i) the paid-in registered capital in the variable interest entity; and (ii) the minimum price as permitted by applicable PRC laws. Each relevant variable interest entity has further granted the relevant wholly-foreign owned enterprise an exclusive call option to purchase its assets at an exercise price equal to the book value of the assets or the minimum price as permitted by applicable PRC law, whichever is higher. Following the VIE Structure Enhancement, each relevant variable interest entity and its equity holders will also jointly grant the relevant wholly-foreign owned enterprise (A) an exclusive call option to request the relevant variable interest entity to decrease its registered capital at an exercise price equal to the higher of (i) the paid-in registered capital in the relevant variable interest entity and (ii) the minimum price as permitted by applicable PRC law, or the capital decrease price, and (B) an exclusive call option to subscribe for the increased capital of relevant variable interest entity at a price equal to the sum of the capital decrease price and the unpaid registered capital, if applicable, as of the capital decrease. The wholly-foreign owned enterprise may nominate another entity or individual to purchase the equity interest or assets, or to subscribe for the relevant increased capital, if applicable, under the call options. Execution of each call option shall not violate the applicable PRC laws, rules and regulations. Each variable interest entity equity holders has agreed that the following amounts, to the extent in excess of the original registered capital that they contributed to the variable interest entity (after deduction of relevant tax expenses), belong to and shall be paid to the relevant wholly-foreign owned enterprises: (i) proceeds from the transfer of its equity interests in the variable interest entity, (ii) proceeds received in connection with a capital decrease in the variable interest entity, and (iii) distributions or liquidation residuals from the disposal of its equity interests in the variable interest entity upon termination or liquidation. Moreover, any profits, distributions or dividends (after deduction of relevant tax expenses) received by the variable interest entity also belong to and shall be paid to the wholly-foreign owned enterprise. The exclusive call option agreements remain in effect until the equity interest or assets that are the subject of these agreements are transferred to the wholly foreign owned enterprise. The parties to the exclusive call option agreement for each of our material variable interest entities are the relevant variable interest entity equity holders, the relevant variable interest entity and its corresponding wholly-foreign owned enterprise.

       Proxy agreements.    Pursuant to the relevant proxy agreement, each of the variable interest entity equity holders irrevocably authorizes any person designated by the wholly-foreign owned enterprise to exercise his rights as the equity holder of the variable interest entity, including without limitation the right to vote and appoint directors. The parties to the proxy agreement for each of our material variable interest entities are the relevant variable interest entity equity holder, the relevant variable interest entity and its corresponding wholly-foreign owned enterprise.

       Equity pledge agreements.    Pursuant to the relevant equity pledge agreement, the relevant variable interest entity equity holders have pledged all of their interests in the equity of the variable interest entity as a continuing first priority security interest in favor of the corresponding wholly-foreign owned enterprise to secure the outstanding amounts advanced under the relevant loan agreements described above and to secure the performance of obligations by the variable interest entity and/or its equity holders under the other structure contracts. Each wholly-foreign owned enterprise is entitled to exercise its right to dispose of the variable interest entity equity holders' pledged interests in the equity of the variable interest entity and has priority in receiving payment by the application of proceeds from the auction or sale of the pledged interests, in the event of any breach or default under the loan agreement or other structure contracts, if applicable. These equity pledge agreements remain in force until the later of (i) the full performance of the contractual arrangements by the relevant parties, and (ii) the full repayment of the loans made to the relevant variable interest entity equity holders. The parties to the equity pledge agreement for each of our material variable interest entities are the relevant variable interest entity equity holders, the relevant variable interest entity and its corresponding wholly-foreign owned enterprise.

Contracts that Enable Us to Receive Substantially All of the Economic Benefits from the Variable Interest Entities

       Exclusive technology services agreements or exclusive services agreements.    Each relevant variable interest entity has entered into an exclusive technology services agreement or, following the VIE Structure Enhancement, an exclusive service agreement with the respective wholly-foreign owned enterprise, pursuant to which the relevant wholly-foreign owned enterprise provides exclusive services to the variable interest entity. In exchange, the variable interest entity pays a service fee to the wholly-foreign owned enterprise, the amount of which shall be determined, to the extent permitted by applicable PRC laws as proposed by the wholly-foreign owned enterprise, resulting in a transfer of substantially all of the profits from the variable interest entity to the wholly-foreign owned enterprise.

       The exclusive call option agreements described above also entitle the wholly-foreign owned enterprise to all profits, distributions or dividends (after deduction of relevant tax expenses) to be received by the variable interest entity, and the following amounts, to the extent in excess of the original registered capital that they contributed to the variable interest entity (after deduction of relevant tax expenses) to be received by each variable interest entity equity holder: (i) proceeds from the transfer of its equity interests in the variable interest entity, (ii) proceeds received in connection with a capital decease in the variable interest entity, and (iii) distributions or liquidation residuals from the disposal of its equity interests in the variable interest entity upon termination or liquidation.

       In the opinion of Fangda Partners, our PRC legal counsel:

  •
  the ownership structures of our material wholly-foreign owned enterprises and our material variable interest entities in China do not and will not violate any applicable PRC law, regulation, or rule currently in effect; and

  •
  the contractual arrangements between our material wholly-foreign owned enterprises, our material variable interest entities and the variable interest entity equity holders governed by PRC laws are valid, binding and enforceable in accordance with their terms and applicable PRC laws, rules, and regulations currently in effect, and will not violate any applicable PRC law, regulation, or rule currently in effect, except that the pledges of the partnership interests will not be deemed validly created security interests under the PRC Property Rights Law until they are registered.

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

D.    Property, Plant and Equipment

       As of March 31, 2018, we occupied facilities around the world with an aggregate gross floor area of office buildings owned by us totaling approximately 5.7 million square meters. We maintain offices in many countries and regions, including China, Hong Kong, Singapore, the United States and the United Kingdom. In addition, we maintain data centers in a number of countries including Indonesia, Malaysia, India, Australia, Singapore, Germany, Japan and the United States.

ITEM 4A.    UNRESOLVED STAFF COMMENTS

       Not Applicable.

ITEM 5    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.    Operating Results

       The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements and the related notes included elsewhere in this annual report and in particular, "Item 4. Information on the Company — B. Business Overview." This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under "Item 3. Key Information — D. Risk Factors" and elsewhere in this annual report. We have prepared our financial statements in accordance with U.S. GAAP. Our fiscal year ends on March 31 and references to fiscal years 2016, 2017 and 2018 are to the fiscal years ended March 31, 2016, 2017 and 2018, respectively.

Overview

       We achieved significant growth and strong operating results in fiscal year 2018. Our total revenue increased by 56% from RMB101,143 million in fiscal year 2016 to RMB158,273 million in fiscal year 2017, and further increased by 58% to RMB250,266 million (US$39,898 million) in fiscal year 2018. Our net income decreased by 42% from RMB71,289 million in fiscal year 2016 to RMB41,226 million in fiscal year 2017, and increased by 49% to RMB61,412 million (US$9,791 million) in fiscal year 2018. Our net income in fiscal year 2016 included a deemed disposal gain of RMB24,734 million arising from the deconsolidation of Alibaba Pictures and a gain of RMB18,603 million from the revaluation of our previously held equity interests in Alibaba Health when we obtained control over Alibaba Health in July 2015, respectively. Our non-GAAP net income, which excludes the effect of these disposal and revaluation gains, share-based compensation and certain other items, increased by 35% from RMB42,791 million in fiscal year 2016 to RMB57,871 million in fiscal year 2017, and further increased by 44% to RMB83,214 million (US$13,266 million) in fiscal 2018. For further information on non-GAAP financial measures we use in evaluating our operating results and for financial and operational decision-making purposes, see "Item 3. Key Information — A. Selected Financial Data — Non-GAAP Measures."

       We believe our focus on long-term strategic priorities — globalization, rural expansion, and big data and cloud computing — has laid a strong foundation for future growth.

Our Operating Segments

       Since the beginning of fiscal year 2017, we have organized and reported our business in four operating segments:

  •
  Core commerce;

  •
  Cloud computing;

  •
  Digital media and entertainment; and

  •
  Innovation initiatives and others.

       This presentation reflects how we manage our business to maximize efficiency in allocating resources. This presentation also provides further transparency to our various businesses that are executing different phases of growth and operating leverage trajectories.

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

       Our reported segments are described below:

       Core commerce.    The core commerce segment is comprised of platforms operating in retail and wholesale commerce in China, retail and wholesale commerce — cross-border and global, logistics services and others.

       Cloud computing.    The cloud computing segment is comprised of Alibaba Cloud, which offers a complete suite of cloud services, including elastic computing, database, storage, network virtualization services, large scale computing, security, management and application services, big data analytics, a machine learning platform, IoT and other service offerings for enterprises of different sizes across various industries.

       Digital media and entertainment.    The digital media and entertainment businesses leverage our deep data insights to serve the broader interests of consumer through two key distribution platforms or Youku and UC Browser, and through diverse content platforms that provide movies, TV drama series, online dramas, variety shows, games, literature and music.

       Innovation initiatives and others.    The innovation initiatives and others segment includes businesses such as AutoNavi, DingTalk, Tmall Genie and others.

       The table below sets forth supplemental financial information of our reported segments for fiscal year 2018:

	Year ended March 31, 2018
	Core commerce	Cloud computing	Digital media and entertainment	Innovation initiatives and others	Unallocated(1)	Consolidated
	RMB	RMB	RMB	RMB	RMB	RMB	US$
	(in millions, except percentages)
Revenue	214,020	13,390	19,564	3,292	—	250,266	39,898
Income (loss) from operations	102,743	(3,085)	(14,140)	(6,901)	(9,303)	69,314	11,050
Add: Share-based compensation expense	8,466	2,274	2,142	3,707	3,486	20,075	3,201
Add: Amortization of intangible assets	2,891	12	3,693	198	326	7,120	1,135
Add: Impairment of goodwill	—	—	—	—	494	494	79

Adjusted EBITA	114,100	(799)	(8,305)	(2,996)	(4,997)	97,003	15,465

Adjusted EBITA margin	53%	(6)%	(42)%	(91)%		39%

(1)
Unallocated expenses are primarily related to corporate administrative costs and other miscellaneous items that are not allocated to individual segments.

Our Monetization Model

       Our marketplaces and businesses are highly synergetic which creates an ecosystem that enables consumers, merchants, brands, retailors, other businesses, third party service providers and strategic partners to interconnect and interact with each other. We leverage our leading technologies to provide various value propositions to our ecosystem participants and realize monetization by offering different services and creating value under each of our business segments.

       Our four business segments are: core commerce, cloud computing, digital media and entertainment, and innovation initiatives and others. We derive most of our revenue from our core commerce segment, which accounted for 91%, 85% and 86% of our total revenue in fiscal year 2016, 2017 and 2018, respectively, while cloud computing, digital media and entertainment, and innovation initiatives and others contributed in aggregate 9%, 15% and 14% in fiscal year 2016, 2017 and 2018, respectively.

       The following table sets forth our revenues in terms of business segments in the fiscal years presented:

	Year ended March 31,
	2016		2017		2018
	RMB	% of revenue	RMB	% of revenue	RMB	US$	% of revenue
	(in millions, except percentages)
Core commerce:
China commerce retail	80,033	79%	114,109	72%	176,559	28,148	71%
China commerce wholesale	4,288	4%	5,679	4%	7,164	1,142	3%
International commerce retail	2,204	2%	7,336	5%	14,216	2,266	6%
International commerce wholesale	5,425	6%	6,001	4%	6,625	1,056	2%
Cainiao logistics services	—	—	—	—	6,759	1,078	3%
Others	385	0%	755	0%	2,697	430	1%

Total core commerce	92,335	91%	133,880	85%	214,020	34,120	86%
Cloud computing	3,019	3%	6,663	4%	13,390	2,135	5%
Digital media and entertainment	3,972	4%	14,733	9%	19,564	3,119	8%
Innovation initiatives and others	1,817	2%	2,997	2%	3,292	524	1%

Total	101,143	100%	158,273	100%	250,266	39,898	100%

       Our monetization and profit model primarily consists of the following elements:

Core Commerce

       Our core commerce segment is primarily comprised of our China commerce retail, China commerce wholesale, retail commerce — cross-border and global, wholesale commerce — cross-border and global, logistics and others. The marketplaces of our core commerce business attract and retain a large amount of consumers and merchants. We primarily generate revenue from merchants.

       China Commerce Retail.    We generate revenue from merchants by leveraging our data technology and consumer insights which enable brands and merchants to attract, retain and engage consumers, complete transactions, improve their branding and enhance operating efficiency, and to offer various services.

       The revenue model of our China commerce retail business is primarily performance-based and is typically set by market-based bidding systems. Revenue from this model consists primarily of customer management revenue, commissions and other revenue. The following table sets forth the revenue from our China commerce retail business, in absolute amounts and as percentages of our total revenue, for the fiscal years presented:

	Year ended March 31,
	2016		2017		2018
	RMB	% of revenue	RMB	% of revenue	RMB	US$	% of revenue
	(in millions, except percentages)
Customer management	52,396	52%	77,530	49%	114,285	18,220	46%
Commissions	25,829	25%	34,066	21%	46,525	7,417	19%
Others	1,808	2%	2,513	2%	15,749	2,511	6%

Total China commerce retail	80,033	79%	114,109	72%	176,559	28,148	71%

  Customer management.

       We derive a substantial majority of our China commerce retail revenue from customer management, which primarily consists of:

  •
  P4P marketing services, where merchants primarily bid for keywords through our online auction system that match product or service listings appearing in search or browser results on a cost-per-click, or CPC, basis. Whether and where the listing will be displayed, and the corresponding prices for such display are determined by the algorithm of our online auction system based on a number of factors with various weights and through a market-based bidding mechanism.

  •
  Display marketing services, where merchants bid for display positions at fixed prices or prices established by a market-based bidding system on a cost-per-thousand impression, or CPM, basis.

  In addition to the above-mentioned P4P marketing services and display marketing services directly provided on our marketplaces, we also provide such services through collaboration with other third-party marketing affiliates. These third parties are primarily third-party online media, such as search engines, news feeds and video entertainment websites. These third-party online media enter into agreements with us to connect their designated online resources to our online auction system so that the merchants' listings or other marketing information can be displayed on those third-party online media resources. Revenue from P4P and display marketing services provided through third-party marketing affiliates represented 3%, 3% and 2% of our total revenue in fiscal years 2016, 2017 and 2018, respectively.

  •
  Taobaoke program, where we collaborate with shopping guide platforms, medium- and small-sized websites, individuals and other third parties, collectively "Taobaokes," to offer marketing services. Taobaokes display the marketing information of our merchants on their media which facilitate our merchants to market and transact. Merchants pay commissions to such Taobaokes based on a percentage of transaction value generated from users under the Taobaoke program. Commissions on Taobaoke are set by the merchants. Revenue from the Taobaoke program represented 3%, 3% and 3% of our total revenue in fiscal years 2016, 2017 and 2018, respectively.

       Commissions on transactions.    In addition to purchasing customer management services, merchants also pay a commission based on a percentage of transaction value generated on Tmall and certain other marketplaces. The commission percentages typically range from 0.3% to 5.0% depending on the product category.

       Other.    Other revenue from our China commerce retail is primarily generated by our New Retail business, mainly Intime, Tmall Imports and Hema, and primarily consists of revenue from product sales, commissions on transactions and software service fees.

       China Commerce Wholesale.    We generate revenue from our China commerce wholesale business primarily through membership fees, value-added services and customer management services. Revenue from membership fees are primarily fixed annual fees from the sale of China TrustPass memberships for paying members to reach customers, provide quotations and transact. Paying members may also purchase additional value-added services, such as premium data analytics and upgraded storefront management tools, the prices of which are determined based on the types and duration of the value-added services. Revenue from customer management services is primarily derived from P4P marketing services.

       International Commerce Retail.    We generate revenue from our international commerce retail businesses primarily through commissions, direct sales and customer management services through AliExpress and Lazada. Merchants pay a commission based on a percentage of the transaction value they generate, mainly on AliExpress. The commissions on AliExpress are typically 5% to 8% of the transaction value. We also generate revenue from direct sales of merchandise, primarily through Lazada. In addition, we generate revenue from customer management services, primarily from AliExpress's collaboration with third-party websites and P4P marketing services.

       International Commerce Wholesale.    We generate revenue from our wholesale commerce — cross-border and global primarily through membership fees, value-added services and customer management services. Revenue from membership fees are primarily fixed annual fees from the sale of Gold Supplier memberships for paying members to reach customers, provide quotations and transact. Revenue from value-added services primarily consists of fees for services such as customs clearance services, the prices of which are determined based on the types, usage and duration of the value-added services. Revenue from customer management services is primarily derived from P4P marketing services.

       Logistics Services.    We charge merchants and third-party logistics service providers fees based upon the number of contracted orders completed and other value-added services we provide.

Cloud Computing

       We primarily generate cloud computing revenue from enterprise customers based on the duration and usage of the service.

Digital Media and Entertainment

       Revenue from digital media and entertainment business is primarily comprised of customer management services and membership subscription fees. Customer management services fees are generally generated from advertisers and advertising agencies and the monetization model is substantially similar to the customer management services fees for our China commerce retail business. Membership subscription fees are mainly charged from paying consumers.

Innovation Initiatives and Others

       In this segment we primarily generate revenue from enterprise customers and consumers. For example, AutoNavi charges a software service fee to enterprise customers. Other revenue includes annual fees payable by Ant Financial or its affiliates in relation to the SME loans business that we transferred to Ant Financial in February 2015. See "Item 7.B. Related Party Transactions — Agreements and Transactions Related to Ant Financial and Its Subsidiaries."

Factors Affecting Our Results of Operations

       Our Ability to Create Value for Our Users and Generate Revenue.    Our ability to create value for our users and generate revenue is driven by the factors described below:

  •
  Number and engagement of consumers.  Consumers are attracted to our platforms by the breadth of personalized content and the interactive user experience these platforms offer. Our platforms include a comprehensive selection of product and service offerings as well as engaging content, such as news feeds on our Taobao App and UC Browser, entertainment content on Youku, music and sports. Consumers enjoy an engaging social experience by interacting with each other and with merchants and brands on our platforms. We leverage our data insights to further optimize the relevance of this rich content we provide to our users. The engagement of consumers in our ecosystem is affected by our ability to continue to enhance and expand our product and service offerings and improve user experience.

  •
  Broader value offered to merchants, brands, retailers and other businesses.  Merchants, brands and other businesses use our products and services to help them acquire and retain customers, build brand awareness and engagement, complete transactions, and enhance their operating efficiency. We offer merchants a complete suite of services and tools powered by our data insights, to help them effectively engage consumers, efficiently manage their operations and provide seamless online and offline consumer experience. In addition, we empower businesses of different sizes across various industries through our comprehensive enterprise cloud service offerings.

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

       Operating Leverage of Our Business Model.    Our primary business model has significant operating leverage and our ecosystem enables us to realize structural cost savings. For example, Taobao Marketplace drives significant traffic to Tmall as Tmall product listings also appear on Taobao Marketplace search result pages. Further, the large number of consumers on our marketplaces attracts a large number of merchants, who become customers for our customer management and storefront services. In addition, the vast consumer base of our ecosystem presents cross-selling opportunities to a variety of our platforms, such as our ability to promote our digital media and entertainment services, including Youku, to consumers on our marketplaces. These network effects allow for lower traffic acquisition costs and provide synergies across our businesses.

       Our Investment in User Base, Technology, People and Infrastructure.    We have made, and will continue to make, significant investments in our platforms and ecosystem to attract consumers and merchants, enhance user experience and expand the capabilities and scope of our platforms. We expect our investments will include expanding our core commerce offerings, enhancing our cloud computing business, acquiring content and users to further develop our digital media and entertainment business, cultivating innovation initiatives and new technologies as well as executing our globalization strategy. Our operating leverage and margin levels enable us to continue to invest in our people, particularly engineers, scientists and product management personnel, as well as in our technology capabilities and infrastructure. In addition, as a result of our financial strength, we expect to invest in the above mentioned new and existing businesses which will lower our margins but deliver overall long-term growth.

       Strategic Investments and Acquisitions.    We have made, and intend to make, strategic investments and acquisitions. We do not make investments and acquisitions for purely financial reasons. Our investment and acquisition strategy is focused on strengthening our ecosystem, creating strategic synergies across our businesses, and enhancing the overall value of our company. Our strategic investments and acquisitions may affect our future financial results, including our margins and our net income. For example, we expect that our acquisitions of Youku and controlling stakes in Lazada, Cainiao Network and Ele.me and our privatization of Intime will have a negative effect on our financial results, at least in the short term. In addition, some of our acquisitions and investments may not be successful. We have incurred impairment charges in the past and may incur impairment charges in the future.

Recent Investment, Acquisition and Strategic Alliance Activities

       In addition to organic growth, we have made, or have entered into agreements to make, strategic investments, acquisitions and alliances that are intended to further our strategic objectives. The financial results for these strategic transactions that were completed are reflected in our operating results beginning with the period of their respective completion. Investments in which we did not obtain control are accounted for under the equity method if we have significant influence over the investee through investment in common stock or in-substance common stock. Otherwise, investments are accounted for under the cost method or as investment securities based on our accounting policies over different categories of investments and merger and acquisition activities. For the details of our accounting policies for each category of our investments, see notes 2(d), 2(t) and 2(u) to our audited consolidated financial statements included elsewhere in this annual report.

       We take a deliberate and staged approach to our investment and acquisition strategy. In some cases, we may begin with an initial minority investment followed by business cooperation. We have chosen to make minority investments in some circumstances instead of full acquisitions for one or more of the following reasons: (i) the investee has strong management, where we allow them to have operating independence and potential upside tied to their business in order to retain them; (ii) the investee does not fit within our core business operations but can generate strategic synergies through an equity relationship; and/or (iii) the investee demonstrates clear strategic value to us but capital or integration risk in the near term suggests a deliberate and phased-in approach. When the business results, cooperation and the overall relationship established with the management of the investee company show increasing value to our ongoing business strategy, we may increase our investment or acquire the investee company completely. Examples of this type of approach include our investments in UCWeb, AutoNavi, Youku, Intime, Cainiao Network and Ele.me, where the period from initial investment to eventual acquisition and/or consolidation spanned more than one fiscal year.

       We have funded our strategic acquisitions and investments primarily from cash generated from our operations and through debt and equity financing. Our debt financing primarily consists of unsecured senior notes and bank borrowings. We issued an aggregate of US$8.0 billion unsecured senior notes in November 2014, of which US$1.3 billion was repaid in November 2017, and an additional aggregate US$7.0 billion unsecured senior notes in December 2017. We completed the drawdown of a five-year term loan facility of US$4.0 billion in fiscal year 2017. In addition, in April 2017, we obtained a new US$5.15 billion revolving credit facility which we have not yet drawn. Going forward, we expect to fund additional investments through cash generated from our operations and through debt and equity financing when opportunities arise in the future. Although we expect our margins to be negatively affected by acquisitions of target companies with lower or negative margins, such as our acquisitions and consolidations of Youku, Lazada, Intime, Cainiao Network and Ele.me, we do not expect our investment activities to have any significant negative impact on our liquidity or operations. We believe acquired businesses operating at a loss do not detract from the total value of our company because they bring clear strategic value to us in the long run. However, there can be no assurance that our future financial results would not be materially and adversely affected if our strategic investments and acquisitions are not successful. See "Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Industry — Increased investments in our business, strategic acquisitions and investments as well as our focus on long-term performance and maintaining the health of our ecosystem may negatively affect our margins and our net income" and "Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Industry — We face risks relating to our acquisitions, investments and alliances."

       Our significant strategic investments and acquisitions (including those that are under definitive agreement but have not closed) in fiscal year 2018 and the period through the date of this annual report are set forth below. For those investments and acquisitions described below that have not yet closed, there can be no assurance that the closing conditions will be satisfied in a timely manner or at all.

Core Commerce and New Retail

       Focus Media Information Technology Co., Ltd., or Focus Media, a company that is listed on the Shenzhen Stock Exchange, operates a media network for advertisements, including within cinemas, and advertising posters and displays in elevators of office and residential buildings. In July 2018, we and our affiliates agreed to acquire a total equity interest of approximately 8% in Focus Media for a cash consideration of approximately RMB11.6 billion (US$1.8 billion). In addition, we agreed to acquire a 10% equity interest of an entity controlled by the founder and chairman of Focus Media, which holds an approximately 23% equity interest in Focus Media, for a cash consideration of US$511 million. The completion of these transactions is subject to customary closing conditions.

       DSM Grup Danişmanlik Iletişim Ve Satiş Ticaret Anonim Şirketi, or Trendyol, a leading online fashion retailer in Turkey. In June 2018, we entered into an agreement under which we will invest into Trendyol as well as acquire shares from certain existing investors, representing a controlling equity interest, for a cash consideration of US$728 million. The investment underscores our commitment to international expansion. The completion of this transaction is subject to customary closing conditions.

       Kaiyuan Commerce Co., Ltd., or Kaiyuan, a leading department store operator in the northwestern part of China. In April 2018, we acquired a 100% equity interest in Kaiyuan for a cash consideration of RMB3.4 billion (US$536 million). We expect that the acquisition will complement our New Retail initiatives to transform the retail landscape and reengineer the fundamentals of retail operations.

       Beijing Shiji Information Technology Co., Ltd., or Shiji Information, a company that is listed on the Shenzhen Stock Exchange and is primarily engaged in the development and sale of hotel information management system software, system integration and technical services. In April 2018, we acquired a 38% equity interest of Shiji Retail Information Technology Co., Ltd., or Shiji Retail, for a cash consideration of US$486 million. Shiji Retail is a subsidiary of Shiji Information, which had injected certain businesses and investments that are engaged in the provision of retail information system solutions into Shiji Retail.

       Beijing Easyhome Furnishing Chain Group Co., Ltd., or Easyhome, a company that operates one of the largest home improvement supplies and furniture chains in China. In March 2018, we acquired a 10% equity interest in Easyhome for a cash consideration of RMB3.6 billion (US$580 million). The business cooperation between Easyhome and us will provide both online and offline customers with a comprehensive home improvement solution.

       Sun Art Retail Group Limited, or Sun Art, a leading hypermarket operator in China that is listed on the Hong Kong Stock Exchange. In December 2017 and January 2018, we completed investments in existing ordinary shares of Sun Art and existing ordinary shares of A-RT Retail Holdings Limited, a limited liability company incorporated in Hong Kong that holds an approximately 51% equity interest in Sun Art, for an aggregate consideration of HK$19.3 billion (US$2.5 billion), representing an approximately 31% effective equity interest in Sun Art.

       Intime Retail (Group) Company Limited, or Intime, a leading department store operator in China that was previously listed on the Hong Kong Stock Exchange. Pursuant to an initial investment in July 2014 and a conversion of convertible debt securities into equity in June 2016, we owned an approximately 28% equity interest in Intime immediately before its privatization. In May 2017, we and Mr. Shen Guo Jun, the founder of Intime, completed the privatization of Intime. We paid a total cash consideration of HK$12.6 billion (US$1.6 billion) in the privatization. Upon the completion of the privatization, we increased our shareholding in the company to approximately 74% and became the controlling shareholder. In February 2018, we acquired additional equity interest of Intime from certain minority shareholders of Intime for a total cash consideration of HK$6.7 billion (US$855 million). Our shareholding in the company increased to approximately 98%. We expect Intime to support our strategy to transform conventional retail by leveraging our substantial consumer reach, rich data and technology.

Local Services

       Rajax Holding, or Ele.me ( ), a leading on-demand delivery and local services platform in China, covering over 670 cities in China as of March 31, 2018. In April and August 2017, we and Ant Financial, through a joint investment vehicle, invested a total of US$1.2 billion in the preferred shares of Ele.me, of which our investment totaled US$864 million. In May 2018, we invested, through the joint investment vehicle, a total consideration of US$5.5 billion to acquire all outstanding shares of Ele.me that it did not already own. Upon the completion of the acquisition, we became the controlling shareholder of Ele.me. We expect that the acquisition will deepen Ele.me's integration into our ecosystem and advance our New Retail strategy to provide a seamless online and offline consumer experience in the local services sector.

Digital Media and Entertainment

       Wanda Film Holding Co., Ltd., or Wanda Film, a company that is principally engaged in the investment and management of cinemas and film distribution businesses and is listed on the Shenzhen Stock Exchange. In March 2018, we acquired an approximately 8% equity interest in Wanda Film from an existing shareholder of Wanda Film for a cash consideration of RMB4.7 billion (US$745 million). We believe that our partnership with Wanda Film will complement other digital media and entertainment businesses in our ecosystem, such as the Youku platform and the online ticketing platform.

Logistics

       Cainiao Smart Logistics Network Limited, or Cainiao Network, a company that operates a logistics data platform which leverages the capacity and capabilities of logistics partners to offer domestic and international one-stop-shop logistics services and supply chain management solutions, fulfilling various logistics needs of merchants and consumers at scale. It uses data insights and technology to improve efficiency across the logistics value chain. In October 2017, as a further step to implement our New Retail strategy, we completed a subscription for newly issued ordinary shares of Cainiao Network for a cash consideration of US$803 million. Following the completion of the transaction, our equity interest in Cainiao Network increased from an approximately 47% to an approximately 51% and Cainiao Network became our consolidated subsidiary. We expect that Cainiao Network will help enhance the overall logistics experience for consumers and merchants across our ecosystem, and enable greater efficiencies and lower costs in the logistics sector in China.

International Expansion

       PT Tokopedia, or Tokopedia, a company that operates one of the leading e-commerce platforms in Indonesia. In fiscal year 2018, we completed a minority investment in existing and newly issued preferred shares of Tokopedia for a total cash consideration of US$445 million. In connection with the transaction, we also agreed to subscribe for up to US$500 million of additional preferred shares of Tokopedia at the then fair market value if so elected by Tokopedia during a 24-month period after the completion of the initial investment. The investment in Tokopedia further expands our presence in the Southeast Asia consumer market.

Others

       Huitongda Network Co., Ltd., or Huitongda, a company that operates a rural online services platform in China. In April 2018, we acquired existing and newly issued shares of Huitongda for a cash consideration of RMB4.5 billion (US$717 million), representing a 20% equity interest in Huitongda. The investment in Huitongda complements our strategic initiative in rural expansion.

       China United Network Communications Ltd., or China Unicom, a major telecommunications company in China that is listed on the Shanghai Stock Exchange. In October 2017, we completed a RMB4.3 billion (US$690 million) investment in newly issued ordinary shares of China Unicom, representing an approximately 2% equity interest in China Unicom. We expect that this investment can help us build an alliance relationship with China Unicom. By leveraging China Unicom's expertise in network operations and customer service, we believe that our alliance will help expand our cloud computing coverage across different industries in China.

Intangible Assets and Goodwill

       When we make an acquisition, consideration that exceeds the fair value of the acquired assets and liabilities is allocated to intangible assets and goodwill. We have and will continue to incur amortization expenses as we amortize intangible assets over their estimated useful life on a straight-line basis. We do not amortize goodwill. We test intangible assets and goodwill periodically for impairment, and any impairment may materially and adversely affect our financial condition and results of operations. Some of our acquisitions and investments may not be successful, and we may incur impairment charges in the future. For additional information, see "— Critical Accounting Policies and Estimates — Impairment Assessment on Goodwill and Intangible Assets" and "Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Industry — We face risks relating to our acquisitions, investments and alliances."

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

Koubei

       The following table is a summary of key unaudited financial information of Koubei:

Income statement data:

	Twelve months ended December 31,	Twelve months ended December 31,
	2016	2017
	RMB	RMB
	(in millions)
Revenue	313	1,207
Net loss	(2,312)	(4,429)

Balance sheet data:

	As of December 31,
	2016	2017
	RMB	RMB
	(in millions)
Total assets	3,971	7,989
Total liabilities	1,068	1,548
Total equity and mezzanine equity	2,903	6,441

       We recorded our share of the net loss of Koubei of RMB990 million and RMB1,340 million (US$214 million) in fiscal years 2017 and 2018, respectively. We have ceased to recognize our share of losses of Koubei as our cumulative share of losses exceeded our investment in Koubei.

Alibaba Pictures

       The following table is a summary of key unaudited financial information of Alibaba Pictures:

Income statement data:

	Twelve months ended December 31,	Twelve months ended December 31,
	2016	2017
	RMB	RMB
	(in millions)
Revenue	905	2,366
Net loss	(976)	(1,052)

Balance sheet data:

	As of December 31,
	2016	2017
	RMB	RMB
	(in millions)
Total assets	19,563	16,654
Total liabilities	2,431	1,795
Total equity	17,132	14,859

       We recorded our share of the net loss of Alibaba Pictures of RMB482 million and RMB461 million (US$73 million) in fiscal years 2017 and 2018, respectively. We also recorded an impairment charge of RMB18,116 million (US$2,888 million) in connection with our investment in Alibaba Pictures in share of results of equity investees in our consolidated income statement for fiscal year 2018. See "— Comparison of Fiscal Years 2017 and 2018" for additional information regarding the impairment charge.

Components of Results of Operations

Revenue

       The following table sets forth the principal components of our revenue for the periods indicated:

	Year ended March 31,
	2016		2017		2018
	RMB	% of revenue	RMB	% of revenue	RMB	US$	% of revenue
	(in millions, except percentages)
Core commerce:
China commerce retail	80,033	79%	114,109	72%	176,559	28,148	71%
China commerce wholesale	4,288	4%	5,679	4%	7,164	1,142	3%
International commerce retail	2,204	2%	7,336	5%	14,216	2,266	6%
International commerce wholesale	5,425	6%	6,001	4%	6,625	1,056	2%
Cainiao logistics services	—	—	—	—	6,759	1,078	3%
Others	385	0%	755	0%	2,697	430	1%

Total core commerce	92,335	91%	133,880	85%	214,020	34,120	86%
Cloud computing	3,019	3%	6,663	4%	13,390	2,135	5%
Digital media and entertainment	3,972	4%	14,733	9%	19,564	3,119	8%
Innovation initiatives and others	1,817	2%	2,997	2%	3,292	524	1%

Total	101,143	100%	158,273	100%	250,266	39,898	100%

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

Cost of Revenue

       The principal components of our cost of revenue include: cost of inventory; logistics costs; expenses associated with the operation of our websites, such as bandwidth and co-location fees, and depreciation and maintenance expenses for our computers, servers, call centers and other equipment; salary, bonuses, benefits and share-based compensation expense relating to customer service and web operation personnel and payment processing consultants; content acquisition costs paid to third parties for our online media properties; traffic acquisition costs paid to third-party marketing affiliates either at a fixed price or on a revenue-sharing basis; payment processing fees paid to Alipay or other financial institutions; and other miscellaneous costs.

Product Development Expenses

       Product development expenses primarily include salaries, bonuses, benefits and share-based compensation expense for research and development personnel and other expenses which are directly attributable to the development of new technologies and products for our businesses, such as the development of the Internet infrastructure, applications, operating systems, software, databases and networks. We expense all of our product development costs as they are incurred.

Sales and Marketing Expenses

       Sales and marketing expenses primarily consist of online and offline advertising expenses, promotion expenses, salaries, bonuses, benefits and share-based compensation expense for our employees engaged in sales and marketing functions, and sales commissions paid for membership acquisition for our wholesale marketplaces.

General and Administrative Expenses

       General and administrative expenses consist mainly of salaries, bonuses, benefits and share-based compensation expense for our management and administrative employees, professional services fees, office facilities, other support overhead costs and charitable contributions.

Interest and Investment Income, Net

       Interest and investment income, net consists of interest income, impairment of cost method investees and investment securities and gain or loss on deemed disposals, disposals and revaluation of our long term equity investments. Our interest and investment income, net was more significant in fiscal year 2016 and 2018 as a result of a deemed disposal gain of RMB24,734 million arising from the deconsolidation of Alibaba Pictures in fiscal year 2016 and gains of RMB18,603 million and RMB22,442 million (US$3,578 million), respectively, from the revaluation of our previously held equity interest in Alibaba Health in fiscal year 2016 and Cainiao Network in fiscal year 2018 when we obtained control over these two companies.

Interest Expense

       Our interest expense is comprised of interest payments and amortization of upfront fees and incidental charges primarily associated with our unsecured senior notes issued in November 2014, the US$4.0 billion five-year term loan facility drawn down in fiscal year 2017 and an additional aggregate of US$7.0 billion unsecured senior notes issued in December 2017. In addition, in April 2017, we obtained a new US$5.15 billion revolving credit facility, which we have not yet drawn as of the date of this annual report.

Other Income, Net

       Other income, net primarily consists of royalty fees and software technology service fees paid by Ant Financial, exchange gain or loss, as well as government grants. Ant Financial pays us royalty fees and software technology service fees pursuant to an intellectual property and software technology services agreement, as amended in August 2014, or the 2014 IPLA. See "Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Agreements and Transactions Related to Ant Financial and its Subsidiaries — Share and Asset Purchase Agreement — Alipay Intellectual Property License and Software Technology Services Agreement" for further information on the arrangements between us and Ant Financial. Exchange gain or loss, arising from our operations and treasury management activities, recognized in our income statement is largely a result of depreciation or appreciation of RMB, respectively. The amount is also partially affected by the currency movements on our hedging activities related to the portion that is deemed ineffective from an accounting perspective. Government grants primarily relate to grants by central and local governments in connection with our contributions to technology development and investments in local business districts. These grants may not be recurring in nature, and we recognize the income when the grants are received and no further conditions need to be met.

Income Tax Expense

       Our income tax expense is comprised primarily of current tax expense, mainly attributable to certain profitable subsidiaries in China, and deferred tax expense, mainly including withholding tax on dividends to be distributed by our major subsidiaries operating in China.

Taxation

Cayman Islands Tax

       Under Cayman Islands law, our company is not subject to income, corporation or capital gains tax, and no withholding tax is imposed upon the payment of dividends.

Hong Kong Profits Tax

       Our company's subsidiaries incorporated in Hong Kong were subject to Hong Kong profits tax at a rate of 16.5% in fiscal years 2016, 2017 and 2018.

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

       Certain subsidiaries received the above preferential tax treatments during calendar years 2015, 2016, 2017 and 2018. One of our major subsidiaries in China, Zhejiang Tmall Technology Co. Ltd., or Tmall China, which is a wholly foreign-owned enterprise primarily involved in the operation of Tmall, was recognized as a Software Enterprise and was subject to an EIT rate of 12.5% (or 50% of the standard statutory rate) in calendar year 2015. In calendar year 2016, Tmall China was recognized as a Key Software Enterprise and was subject to an EIT rate of 10%. Tmall China will be subject to an EIT rate of 10% or 15% for future years as long as it continues to qualify as a Key Software Enterprise or a High and New Technology Enterprise. Two of our subsidiaries in China, Taobao (China) Software Co. Ltd., or Taobao China, and Alibaba (China) Technology Co. Ltd., or Alibaba China, which are also wholly foreign owned enterprises primarily involved in the operations of Taobao Marketplace and wholesale marketplaces respectively, were recognized as Key Software Enterprises in calendar years of 2015 and 2016 and they were subject to an EIT rate of 10%.

       Key Software Enterprise status is subject to review by the relevant authorities every year and the timing of annual review and notification by the relevant authorities may vary from year to year. The annual review and notification relating to the renewal of the Key Software Enterprise status for the calendar year of 2017 had not yet been obtained as of March 31, 2018. Accordingly Alibaba China, Taobao China and Tmall China continued to apply an EIT rate of 15% as High and New Technology Enterprises for the accounting of taxation during calendar year 2017. The related tax adjustments in relation to the change in applicable EIT rate will be accounted for in the period prospectively in which Key Software Enterprise status is recognized.

VAT and Other Levies

       Our major PRC subsidiaries are subject to VAT on revenue earned for our services under a national VAT reform program. In general, the applicable VAT rate on the revenue earned for services is 6% with companies entitled to credit VAT paid on certain purchases against VAT on sales. Revenue is recognized net of VAT in our consolidated income statement.

PRC Withholding Tax

       Pursuant to the EIT Law, a 10% withholding tax is generally levied on dividends declared by companies in China to their non-resident enterprise investors. A lower withholding tax rate of 5% is applicable for direct foreign investors incorporated in Hong Kong with at least 25% equity interest in the PRC company and meeting the relevant conditions or requirements pursuant to the tax arrangement between the PRC and Hong Kong. As the equity holders of our major subsidiaries in China are qualified Hong Kong incorporated companies, our deferred tax liabilities for distributable earnings are calculated at a 5% withholding tax rate. As of March 31, 2018, we have fully accrued the withholding tax on the earnings distributable by all of our subsidiaries in China, except for those being reserved for permanent reinvestment in China of RMB28.6 billion (US$4.6 billion).

Share-based Compensation

       We have various equity incentive plans pursuant to which the employees, consultants and directors of our company, our affiliates and certain other companies, such as Ant Financial, are granted options or awarded RSUs to acquire our ordinary shares. We believe share-based awards are vital to attract, incentivize and retain our employees and consultants. In addition to on-hire grants for new recruits above a specific job level, we also make performance grants on an annual basis and promotion grants on a semi-annual basis to our top performing employees. RSUs and options granted in the above categories are generally subject to a four-year vesting schedule. Depending on the nature and the purpose of the grant, options and RSUs generally vest 25% upon the first anniversary of the vesting commencement date or 50% upon the second anniversary of the vesting commencement date, and thereafter 25% every year. Certain options and RSUs granted to our senior management members are subject to a six-year pro rata vesting schedule. We believe share-based awards are the appropriate tool to align the interests of the grantees with those of our shareholders.

       In addition, Junhan, a major equity holder of Ant Financial, has granted certain share-based awards similar to share appreciation awards linked to the valuation of Ant Financial to a significant number of our employees. These share-based awards have vesting schedules that are conditioned upon the fulfillment of requisite services to us, and the awards will be settled in cash by Junhan upon disposal by our employees. In addition, since April 2018, Ant Financial, through a wholly-owned subsidiary, has granted certain RSU awards to our employees. We have no obligation to reimburse Junhan, Ant Financial or its subsidiaries for the cost associated with these awards. See "Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transaction — Agreements and Transactions Related to Ant Financial and its Subsidiaries — Equity-based Award Arrangements."

       We recognized share-based compensation expense of RMB16,082 million, RMB15,995 million and RMB20,075 million (US$3,201 million) in fiscal years 2016, 2017 and 2018, respectively, representing 16%, 10% and 8% of our revenue in those respective periods. The following table sets forth an analysis of share-based compensation expense by function for the periods indicated.

	Year ended March 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in millions)
Cost of revenue	4,003	3,893	5,505	878
Product development expenses	5,703	5,712	7,374	1,176
Sales and marketing expenses	1,963	1,772	2,037	325
General and administrative expenses	4,413	4,618	5,159	822

Total	16,082	15,995	20,075	3,201

       Share-based compensation expense increased in fiscal year 2018 as compared to fiscal year 2017 due to the increase in average fair market value of the awards granted. In addition, as a result of "mark-to-market" accounting required under U.S. GAAP, the increase in share-based compensation expense also reflected the re-measurement charge relating to our share-based awards granted to the employees of Ant Financial and share-based awards relating to Ant Financial granted to our employees by Junhan. The following table sets forth an analysis of share-based compensation expense by type of awards:

	Year ended March 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in millions)
Alibaba Group share-based awards granted to:
— Our employees	9,596	11,810	15,267	2,434
— Ant Financial employees and other consultants(1)	889	1,277	1,603	256
Ant Financial share-based awards granted to our employees(1)	5,506	2,188	2,278	363
Others	91	720	927	148

Total share-based compensation expense	16,082	15,995	20,075	3,201

(1)
Awards subject to mark-to-market accounting treatment.

       The expense arising from share-based awards relating to Ant Financial granted to our employees represents a non-cash charge that will not result in any economic costs or equity dilution to our shareholders. We believe that the grant of these equity awards to our employees will encourage mutually beneficial cooperation between us and Ant Financial.

       We expect that our share-based compensation expense will continue to be affected by the change in fair value of our shares, our subsidiaries' share-based awards and the quantity of awards we grant to our employees and consultants in the future. Futhermore, our share-based compensation expense will also be affected by the anticipated increase in fair value of share-based awards of Ant Financial. As a result of these factors, we expect that our share-based compensation expense will likely increase. See "— Critical Accounting Policies and Estimates — Share-based Compensation Expense and Valuation of the Underlying Awards" for additional information regarding our share-based compensation expense.

Results of Operations

       The following table sets out our consolidated results of operations for the periods indicated:

	Year ended March 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in millions, except per share data)
Revenue
Core commerce	92,335	133,880	214,020	34,120
Cloud computing	3,019	6,663	13,390	2,135
Digital media and entertainment	3,972	14,733	19,564	3,119
Innovation initiatives and others	1,817	2,997	3,292	524

Total	101,143	158,273	250,266	39,898
Cost of revenue	(34,355)	(59,483)	(107,044)	(17,065)
Product development expenses	(13,788)	(17,060)	(22,754)	(3,628)
Sales and marketing expenses	(11,307)	(16,314)	(27,299)	(4,352)
General and administrative expenses	(9,205)	(12,239)	(16,241)	(2,589)
Amortization of intangible assets	(2,931)	(5,122)	(7,120)	(1,135)
Impairment of goodwill	(455)	—	(494)	(79)

Income from operations	29,102	48,055	69,314	11,050
Interest and investment income, net	52,254	8,559	30,495	4,862
Interest expense	(1,946)	(2,671)	(3,566)	(568)
Other income, net	2,058	6,086	4,160	663

Income before income tax and share of results of equity investees	81,468	60,029	100,403	16,007
Income tax expenses	(8,449)	(13,776)	(18,199)	(2,901)
Share of results of equity method investees	(1,730)	(5,027)	(20,792)	(3,315)

Net income	71,289	41,226	61,412	9,791
Net loss attributable to noncontrolling interests	171	2,449	2,681	427

Net income attributable to Alibaba Group Holding Limited	71,460	43,675	64,093	10,218
Accretion of mezzanine equity	—	—	(108)	(17)

Net income attributable to ordinary shareholders	71,460	43,675	63,985	10,201

Earnings per share/ADS attributable to ordinary shareholders:
Basic	29.07	17.52	25.06	4.00
Diluted	27.89	16.97	24.51	3.91

	Year ended March 31,
	2016	2017	2018
	%	%	%
	(as percentage of revenue)
Revenue
Core commerce	91	85	86
Cloud computing	3	4	5
Digital media and entertainment	4	9	8
Innovation initiatives and others	2	2	1

Total	100	100	100
Cost of revenue	(34)	(38)	(43)
Product development expenses	(14)	(11)	(9)
Sales and marketing expenses	(11)	(10)	(11)
General and administrative expenses	(9)	(8)	(6)
Amortization of intangible assets	(3)	(3)	(3)
Impairment of goodwill	—	—	—

Income from operations	29	30	28
Interest and investment income, net	52	6	12
Interest expense	(2)	(2)	(1)
Other income, net	2	4	1

Income before income tax and share of results of equity investees	81	38	40
Income tax expenses	(8)	(9)	(7)
Share of results of equity investees	(2)	(3)	(8)

Net income	71	26	25
Net loss attributable to noncontrolling interests	—	2	1

Net income attributable to Alibaba Group Holding Limited	71	28	26
Accretion of mezzanine equity	—	—	—

Net income attributable to ordinary shareholders	71	28	26

Segment Information for Fiscal Years 2016, 2017 and 2018

       The table below sets forth certain financial information of our operating segments for the periods indicated:

	Year ended March 31, 2018
	Core commerce	Cloud computing	Digital media and entertainment	Innovation initiatives and others	Unallocated(1)	Consolidated
	RMB	RMB	RMB	RMB	RMB	RMB	US$
	(in millions, except percentages)
Revenue	214,020	13,390	19,564	3,292	—	250,266	39,898
Income (loss) from operations	102,743	(3,085)	(14,140)	(6,901)	(9,303)	69,314	11,050
Add: Share-based compensation expense	8,466	2,274	2,142	3,707	3,486	20,075	3,201
Add: Amortization of intangible assets	2,891	12	3,693	198	326	7,120	1,135
Add: Impairment of goodwill	—	—	—	—	494	494	79

Adjusted EBITA	114,100	(799)	(8,305)	(2,996)	(4,997)	97,003	15,465

Adjusted EBITA margin	53%	(6)%	(42)%	(91)%		39%

	Year ended March 31, 2017
	Core commerce	Cloud computing	Digital media and entertainment	Innovation initiatives and others	Unallocated(1)	Consolidated
	RMB	RMB	RMB	RMB	RMB	RMB
	(in millions, except percentages)
Revenue	133,880	6,663	14,733	2,997	—	158,273
Income (loss) from operations	74,180	(1,681)	(9,882)	(6,798)	(7,764)	48,055
Add: Share-based compensation expense	5,994	1,201	1,454	3,017	4,329	15,995
Add: Amortization of intangible assets	2,258	4	1,886	656	318	5,122

Adjusted EBITA	82,432	(476)	(6,542)	(3,125)	(3,117)	69,172

Adjusted EBITA margin	62%	(7)%	(44)%	(104)%		44%

	Year ended March 31, 2016
	Core commerce	Cloud computing	Digital media and entertainment	Innovation initiatives and others	Unallocated(1)	Consolidated
	RMB	RMB	RMB	RMB	RMB	RMB
	(in millions, except percentages)
Revenue	92,335	3,019	3,972	1,817	—	101,143
Income (loss) from operations	51,153	(2,605)	(4,112)	(7,216)	(8,118)	29,102
Add: Share-based compensation expense	6,224	1,349	981	3,092	4,436	16,082
Add: Amortization of intangible assets	659	4	1,321	657	290	2,931
Add: Impairment of goodwill	—	—	—	—	455	455

Adjusted EBITA	58,036	(1,252)	(1,810)	(3,467)	(2,937)	48,570

Adjusted EBITA margin	63%	(41)%	(46)%	(191)%		48%

(1)
Unallocated expenses are primarily related to corporate administrative costs and other miscellaneous items that are not allocated to individual segments.

Comparison of Fiscal Years 2017 and 2018

Revenue

	Year ended March 31,
	2017	2018
	RMB	RMB	US$	% Change
	(in millions, except percentages)
Core commerce:
China commerce retail	114,109	176,559	28,148	55%
China commerce wholesale	5,679	7,164	1,142	26%
International commerce retail	7,336	14,216	2,266	94%
International commerce wholesale	6,001	6,625	1,056	10%
Cainiao logistics services	—	6,759	1,078	N/A
Others	755	2,697	430	257%

Total core commerce	133,880	214,020	34,120	60%
Cloud computing	6,663	13,390	2,135	101%
Digital media and entertainment	14,733	19,564	3,119	33%
Innovation initiatives and others	2,997	3,292	524	10%

Total revenue	158,273	250,266	39,898	58%

       Total revenue increased by 58% from RMB158,273 million in fiscal year 2017 to RMB250,266 million (US$39,898 million) in fiscal year 2018. The increase was mainly driven by the continued rapid growth of our China and international commerce retail businesses, Alibaba Cloud as well as the consolidation of newly acquired businesses, mainly Cainiao Network and Intime.

Core commerce segment

  China commerce retail

	Year ended March 31,
	2017	2018
	RMB	RMB	US$	% Change
	(in millions, except percentages)
Revenue
China commerce retail business
Customer management	77,530	114,285	18,220	47%
Commission	34,066	46,525	7,417	37%
Others	2,513	15,749	2,511	527%

Total	114,109	176,559	28,148	55%

       Revenue from our China commerce retail business increased by 55% from RMB114,109 million in fiscal year 2017 to RMB176,559 million (US$28,148 million) in fiscal year 2018. The robust revenue growth reflected the growth of our New Retail initiatives, including the Hema fresh food grocery business, the import business and Intime. In addition, revenue from our China retail marketplaces continued to see strong growth. The growth was primarily driven by the robust growth of customer management revenue, which increased by 47% from RMB77,530 million in fiscal year 2017 to RMB114,285 million (US$18,220 million) in fiscal year 2018. The growth reflected our ability to deliver more relevant content to consumers through our improved data technology, which enabled merchants, brands and retailers to more effectively attract, engage, acquire and retain their customers. These value propositions resulted in higher spending on our customer management services by an increasing number of brands and merchants. Commission revenue increased by 37% from RMB34,066 million in fiscal year 2017 to RMB46,525 million (US$7,417 million) in fiscal year 2018, primarily due to the strong growth in physical goods GMV on Tmall. Other revenue was RMB15,749 million (US$2,511 million) in fiscal year 2018, a significant increase compared to RMB2,513 million in fiscal year 2017, primarily driven by our New Retail businesses, including the consolidation of Intime and contribution from Tmall Import and Hema.

  China commerce wholesale

       Revenue from our China commerce wholesale business increased by 26% from RMB5,679 million in fiscal year 2017 to RMB7,164 million (US$1,142 million) in fiscal year 2018. The increase was due to an increase in average revenue from paying members on our 1688.com platform.

  International commerce retail

       Revenue from our international commerce retail business increased by 94% from RMB7,336 million in fiscal year 2017 to RMB14,216 million (US$2,266 million) in fiscal year 2018. The increase was primarily due to an increase in revenue generated from Lazada and AliExpress, primarily driven by robust GMV growth on these two marketplaces.

  International commerce wholesale

       Revenue from our international commerce wholesale business increased by 10% from RMB6,001 million in fiscal year 2017 to RMB6,625 million (US$1,056 million) in fiscal year 2018. The increase was due to an increase in customer management revenue and membership fees.

  Cainiao logistics services

       Revenue from Cainiao logistics services represents revenue from the domestic and international one-stop-shop logistics services and supply chain management solutions provided by Cainiao Network, after elimination of inter-company transactions. We started to consolidate Cainiao Network in mid-October 2017.

Cloud computing segment

       Revenue from our cloud computing business in fiscal year 2018 was RMB13,390 million (US$2,135 million), an increase of 101% compared to RMB6,663 million in fiscal year 2017, primarily driven by an increase in the number of paying customers and also an increase in their usage of and spending on our cloud computing services, including more complex offerings, such as our network virtualization and database services.

Digital media and entertainment segment

       Revenue from our digital media and entertainment business in fiscal year 2018 was RMB19,564 million (US$3,119 million), an increase of 33% compared to RMB14,733 million in fiscal year 2017. The increase was primarily due to an increase in revenue from mobile value-added services provided by UCWeb, such as news feeds and mobile search, and an increase in subscription revenue from Youku.

Innovation initiatives and others segment

       Revenue from innovation initiatives and others in fiscal year 2018 was RMB3,292 million (US$524 million), an increase of 10% compared to RMB2,997 million in fiscal year 2017. Starting from fiscal year 2018, we have reclassified Hema, previously reported under this segment, as revenue from China commerce retail because Hema has moved beyond the incubation stage.

Cost of Revenue

	Year ended March 31,
	2017	2018
	RMB	RMB	US$	% Change
	(in millions, except percentages)
Cost of revenue	59,483	107,044	17,065	80%
Percentage of revenue	38%	43%
Share-based compensation expense included in cost of revenue	3,893	5,505	878	41%
Percentage of revenue	2%	2%
Cost of revenue excluding share-based compensation expense	55,590	101,539	16,187	83%
Percentage of revenue	36%	41%

       Our cost of revenue increased by 80% from RMB59,483 million in fiscal year 2017 to RMB107,044 million (US$17,065 million) in fiscal year 2018. The increase was primarily due to an increase of RMB13,439 million in cost of inventory in relation to our New Retail businesses and Lazada, an increase of RMB11,796 million in logistics costs relating to fulfillment services provided by Cainiao Network, an increase of RMB6,111 million in bandwidth and co-location fees and depreciation expenses as a result of investments in our cloud computing and core commerce businesses, an increase of RMB4,751 million in content acquisition costs for online media properties. Without the effect of share-based compensation expense, cost of revenue as a percentage of revenue would have increased from 36% in fiscal year 2017 to 41% in fiscal year 2018. This increase was primarily due to an increase in cost of inventory incurred by our New Retail businesses and Lazada, as well as investments in Cainiao Network and our spending in growing user base and improving user experience. As we continue to invest in New Retail, globalization, user acquisition, user experience and infrastructure, we expect our cost of revenue will increase in absolute dollar amounts and will likely increase as a percentage of revenue.

Product Development Expenses

	Year ended March 31,
	2017	2018
	RMB	RMB	US$	% Change
	(in millions, except percentages)
Product development expenses	17,060	22,754	3,628	33%
Percentage of revenue	11%	9%
Share-based compensation expense included in product development expenses	5,712	7,374	1,176	29%
Percentage of revenue	4%	3%
Product development expenses excluding share-based compensation expense	11,348	15,380	2,452	36%
Percentage of revenue	7%	6%

       Our product development expenses increased by 33% from RMB17,060 million in fiscal year 2017 to RMB22,754 million (US$3,628 million) in fiscal year 2018. The increase was largely due to an increase in payroll and benefits expenses, including share-based compensation expense. Without the effect of share-based compensation expense, product development expenses as a percentage of revenue would have decreased from 7% in fiscal year 2017 to 6% in fiscal year 2018, due to operating leverage. We expect our product development expenses will increase in absolute amounts and may increase as a percentage of revenue, as we increase our investments in technology, research and development.

Sales and Marketing Expenses

	Year ended March 31,
	2017	2018
	RMB	RMB	US$	% Change
	(in millions, except percentages)
Sales and marketing expenses	16,314	27,299	4,352	67%
Percentage of revenue	10%	11%
Share-based compensation expense included in sales and marketing expenses	1,772	2,037	325	15%
Percentage of revenue	1%	1%
Sales and marketing expenses excluding share-based compensation expense	14,542	25,262	4,027	74%
Percentage of revenue	9%	10%

       Our sales and marketing expenses increased by 67% from RMB16,314 million in fiscal year 2017 to RMB27,299 million (US$4,352 million) in fiscal year 2018. The increase was due primarily to an increase in marketing and promotional spending for user acquisition that led to the significant increase in annual active consumers and MAUs in fiscal year 2018. Without the effect of share-based compensation expense, sales and marketing expenses as a percentage of revenue would have increased from 9% in fiscal year 2017 to 10% in fiscal year 2018. We expect our sales and marketing expenses will increase in absolute amounts and may increase as a percentage of revenue as we continue to invest in marketing and promotion.

General and Administrative Expenses

	Year ended March 31,
	2017	2018
	RMB	RMB	US$	% Change
	(in millions, except percentages)
General and administrative expenses	12,239	16,241	2,589	33%
Percentage of revenue	8%	6%
Share-based compensation expense included in general and administrative expenses	4,618	5,159	822	12%
Percentage of revenue	3%	2%
General and administrative excluding share-based compensation expense	7,621	11,082	1,767	45%
Percentage of revenue	5%	4%

       Our general and administrative expenses increased by 33% from RMB12,239 million in fiscal year 2017 to RMB16,241 million (US$2,589 million) in fiscal year 2018. The increase was primarily due to an increase in payroll and benefits expenses, including share-based compensation, as well as an increase in other administrative expenses. Without the effect of share-based compensation expense, general and administrative expenses as a percentage of revenue would have decreased from 5% in fiscal year 2017 to 4% in fiscal year 2018.

Amortization of Intangible Assets

	Year ended March 31,
	2017	2018
	RMB	RMB	US$	% Change
	(in millions, except percentages)
Amortization of intangible assets	5,122	7,120	1,135	39%
Percentage of revenue	3%	3%

       Amortization of intangible assets increased by 39% from RMB5,122 million in fiscal year 2017 to RMB7,120 million (US$1,135 million) in fiscal year 2018. This increase was due to an increase in intangible assets recognized relating to our strategic acquisitions and investments. As we consolidate newly acquired businesses, we expect that our amortization of intangible assets will increase in the future.

Income from Operations and Operating Margin

	Year ended March 31,
	2017	2018
	RMB	RMB	US$	% Change
	(in millions, except percentages)
Income from operations	48,055	69,314	11,050	44%
Percentage of revenue	30%	28%
Share-based compensation expense included in income from operations	15,995	20,075	3,201	26%
Percentage of revenue	10%	8%
Income from operations excluding share-based compensation expense	64,050	89,389	14,251	40%
Percentage of revenue	40%	36%

       Our income from operations increased by 44% from RMB48,055 million, or 30% of revenue, in fiscal year 2017 to RMB69,314 million (US$11,050 million), or 28% of revenue, in fiscal year 2018. Without the effect of share-based compensation expense, our operating margin would have decreased from 40% in fiscal year 2017 to 36% in fiscal year 2018, primarily due to our investments in New Retail, the consolidation of Cainiao Network, investments in Lazada and spending in growing our user base and improving user experience.

Adjusted EBITA and adjusted EBITA margin

       Adjusted EBITA and adjusted EBITA margin by segments are set forth in the table below. See the section entitled "— Segment Information for Fiscal Years 2016, 2017 and 2018" above for a reconciliation of income from operations to adjusted EBITA.

	Year ended March 31,
	2017		2018
	RMB	% of Segment Revenue	RMB	US$	% of Segment Revenue
	(in millions, except percentages)
Core commerce	82,432	62%	114,100	18,190	53%
Cloud computing	(476)	(7)%	(799)	(127)	(6)%
Digital media and entertainment	(6,542)	(44)%	(8,305)	(1,324)	(42)%
Innovation initiatives and others	(3,125)	(104)%	(2,996)	(478)	(91)%

  Core commerce segment

       Adjusted EBITA increased by 38% to RMB114,100 million (US$18,190 million) in fiscal year 2018, compared to RMB82,432 million in fiscal year 2017. Adjusted EBITA margin decreased to 53% in fiscal year 2018 from 62% in fiscal year 2017. Core commerce adjusted EBITA margin was lower mainly due to our investments in New Retail, the consolidation of Cainiao Network, investments in Lazada and spending in growing our user base and improving user experience. Excluding New Retail, the consolidation of Cainiao Network and investments in Lazada, adjusted core commerce EBITA margin would have been 63% for fiscal year 2018. Our New Retail businesses primarily include Intime, Hema and Tmall Import.

  Cloud computing segment

       Adjusted EBITA in fiscal year 2018 was a loss of RMB799 million (US$127 million), compared to a loss of RMB476 million in fiscal year 2017. Adjusted EBITA margin improved to negative 6% in fiscal year 2018 from negative 7% in fiscal year 2017.

  Digital media and entertainment segment

       Adjusted EBITA in fiscal year 2018 was a loss of RMB8,305 million (US$1,324 million), compared to a loss of RMB6,542 million in fiscal year 2017. Adjusted EBITA margin improved to negative 42% in fiscal year 2018 from negative 44% in fiscal year 2017, primarily due to improved results from UCWeb and other media and entertainment businesses, partially offset by an increase in content acquisition costs of Youku.

  Innovation initiatives and others segment

       Adjusted EBITA in fiscal year 2018 was a loss of RMB2,996 million (US$478 million), compared to a loss of RMB3,125 million in fiscal year 2017. Adjusted EBITA margin was negative 91% in fiscal year 2018, as compared to negative 104% in fiscal year 2017.

Interest and Investment Income, Net

       Our net interest and investment income increased from RMB8,559 million in fiscal year 2017 to RMB30,495 million (US$4,862 million) in fiscal year 2018. The increase was primarily due to a non-cash gain of RMB22,442 million (US$3,578 million) arising from the revaluation of our previously held equity interest in Cainiao Network when we acquired control over Cainiao Network in mid-October 2017.

Interest Expense

       Our interest expense increased by 34% from RMB2,671 million in fiscal year 2017 to RMB3,566 million (US$568 million) in fiscal year 2018. The increase in interest expense was primarily due to an increase in average debt outstanding, including an additional US$7.0 billion unsecured senior notes issued in December 2017.

Other Income, Net

       Our other income, net decreased by 32% from RMB6,086 million in fiscal year 2017 to RMB4,160 million (US$663 million) in fiscal year 2018. The decrease was primarily due to an increase in foreign exchange loss, partly offset by an increase in income recognized in respect of royalty fees and software technology services fees from Ant Financial, which increased from RMB2,086 million in fiscal year 2017 to RMB3,444 million (US$549 million) in fiscal year 2018.

Income Tax Expenses

       Our income tax expenses increased by 32% from RMB13,776 million in fiscal year 2017 to RMB18,199 million (US$2,901 million) in fiscal year 2018. Our effective tax rate decreased to 18% in fiscal year 2018 from 23% in fiscal year 2017. Income before income tax and share of results of equity investees in fiscal year 2018 included a gain of RMB22,442 million (US$3,578 million) from revaluation of our previously held equity interest in Cainiao Network when we acquired control over Cainiao Network in mid-October 2017, which was non-taxable, leading to a lower effective tax rate in fiscal year 2018. Excluding share-based compensation expense, impairment of goodwill and investments, as well as other unrealized investment gain/loss, our effective tax rate would have remained stable at 18% in fiscal year 2018, compared to fiscal year 2017.

Share of Results of Equity Investees

       Share of results of equity investees in fiscal years 2017 and 2018 consisted of the following:

	Year ended March 31,
	2017	2018
	RMB	RMB	US$
	(in millions)
Share of (loss) profit of equity investees:
Koubei	(990)	(1,340)	(214)
Cainiao Network(1)	(1,056)	(518)	(83)
Others	(838)	1,040	166
Impairment loss	(245)	(18,153)	(2,894)
Dilution loss	(336)	(128)	(20)
Others(2)	(1,562)	(1,693)	(270)

	(5,027)	(20,792)	(3,315)

(1)
We started to consolidate Cainiao Network in mid-October 2017 after obtaining control over Cainiao Network.

(2)
Others mainly include amortization of intangible assets of equity investees and share-based compensation expenses

       During fiscal year 2018, we took an impairment loss of RMB18,116 million (US$2,888 million) with respect to Alibaba Pictures, our affiliated movie production business. The impairment represented the difference between the market value and our carrying value of this investment as of December 31, 2017. In June 2015, following a financing transaction that diluted our shareholding from a controlling position to minority investment, we were required to write up the carrying value to the substantially increased market value of Alibaba Pictures at the time. As a result, we booked a non-cash accounting gain of RMB24,734 million, which increased the carrying value of our investment in Alibaba Pictures from RMB4,818 million to RMB29,552 million. Since July 2015, the market value of Alibaba Pictures has declined and remained below our increased carrying value. The continued low market price combined with Alibaba Pictures' strategic decision made in early 2018 to increase investments and expenses for market share growth of its online movie ticketing business caused us to conclude that the decline in market value against our carrying value may be "other-than-temporary," which led us to take the impairment in fiscal year 2018.

Net Income

       As a result of the foregoing, our net income increased by 49% from RMB41,226 million in fiscal year 2017 to RMB61,412 million (US$9,791 million) in fiscal year 2018.

Comparison of Fiscal Years 2016 and 2017

Revenue

	Year ended March 31,
	2016	2017
	RMB	RMB	% Change
	(in millions, except percentages)
Core commerce:
China commerce retail	80,033	114,109	43%
China commerce wholesale	4,288	5,679	32%
International commerce retail	2,204	7,336	233%
International commerce wholesale	5,425	6,001	11%
Others	385	755	96%

Total core commerce	92,335	133,880	45%
Cloud computing	3,019	6,663	121%
Digital media and entertainment	3,972	14,733	271%
Innovation initiatives and others	1,817	2,997	65%

Total revenue	101,143	158,273	56%

       Total revenue increased by 56% from RMB101,143 million in fiscal year 2016 to RMB158,273 million in fiscal year 2017. The increase was mainly driven by the continued rapid growth of our China commerce retail business, Alibaba Cloud as well as the consolidation of newly acquired businesses, mainly Youku and Lazada.

Core commerce segment

  China commerce retail

	Year ended March 31,
	2016	2017
	RMB	RMB	% Change
	(in millions, except percentages)
Revenue
China commerce retail business
Customer management	52,396	77,530	48%
Commission	25,829	34,066	32%
Others(1)	1,808	2,513	39%

Total	80,033	114,109	43%

(1)
Primarily consists of storefront fees.

       Revenue from our China commerce retail business increased by 43% from RMB80,033 million in fiscal year 2016 to RMB114,109 million in fiscal year 2017, primarily driven by an increase of 48% in customer management revenue and an increase of 32% in commission revenue.

       Customer management revenue increased by 48% from RMB52,396 million in fiscal year 2016 to RMB77,530 million in fiscal year 2017. The growth was primarily driven by our ability to deliver more relevant content to consumers through our improved data technology, which resulted in higher spending on our customer management services by an increasing number of brands and merchants, leading to a 47% increase in the number of clicks attributable to our P4P marketing services, and a 1% increase in the cost-per-click paid by merchants. The growth also reflected the full effect of customer management inventory we added in 2015.

       Commission revenue increased by 32% from RMB25,829 million in fiscal year 2016 to RMB34,066 million in fiscal year 2017, primarily driven by an increase of 29% in Tmall GMV.

       GMV transacted on Taobao Marketplace increased by 17% from RMB1,877 billion in fiscal year 2016 to RMB2,202 billion in fiscal year 2017, and GMV transacted on Tmall increased by 29% from RMB1,215 billion in fiscal year 2016 to RMB1,565 billion in fiscal year 2017. The overall increase in total GMV transacted on these marketplaces was primarily driven by a 14% increase in the average level of their spending and a 7% increase in the number of annual active consumers.

  China commerce wholesale

       Revenue from our China commerce wholesale business increased by 32% from RMB4,288 million in fiscal year 2016 to RMB5,679 million in fiscal year 2017. The increase was due to an increase in average revenue from paying members and an increase in paying members.

  International commerce retail

       Revenue from our international commerce retail business increased by 233% from RMB2,204 million in fiscal year 2016 to RMB7,336 million in fiscal year 2017. The increase was primarily due to the consolidation of Lazada and an increase in GMV transacted on AliExpress.

  International commerce wholesale

       Revenue from our international commerce wholesale business increased by 11% from RMB5,425 million in fiscal year 2016, of which 67% was from membership fees and customer management revenue and 33% was from value-added services, to RMB6,001 million in fiscal year 2017, of which 65% was from membership fees and customer management services and 35% was from value-added services. The increase in revenue was primarily due to growth in revenue generated by import/export related services, and to a lesser extent, to an increase in customer management revenue from China wholesale suppliers.

Cloud computing segment

       Revenue from our cloud computing business in fiscal year 2017 was RMB6,663 million, an increase of 121% compared to RMB3,019 million in fiscal year 2016, primarily driven by an increase in the number of paying customers to 874,000, representing a year-over-year increase of 70%, and also an increase in their usage of and spending on our cloud computing services including more complex offerings, such as our network virtualization and database services.

Digital media and entertainment segment

       Revenue from our digital media and entertainment business in fiscal year 2017 was RMB14,733 million, an increase of 271% compared to RMB3,972 million in fiscal year 2016. The increase was primarily due to the consolidation of Youku, and also to an increase in revenue from mobile value-added services provided by UCWeb, such as mobile search, news feeds and game publishing.

Innovation initiatives and others segment

       Revenue from innovation initiatives and others in fiscal year 2017 was RMB2,997 million, an increase of 65% compared to RMB1,817 million in fiscal year 2016, primarily due to an increase in revenue from AliOS and other new initiatives.

Cost of Revenue

	Year ended March 31,
	2016	2017
	RMB	RMB	% Change
	(in millions, except percentages)
Cost of revenue	34,355	59,483	73%
Percentage of revenue	34%	38%
Share-based compensation expense included in cost of revenue	4,003	3,893	(3)%
Percentage of revenue	4%	2%
Cost of revenue excluding share-based compensation expense	30,352	55,590	83%
Percentage of revenue	30%	36%

       Our cost of revenue increased by 73% from RMB34,355 million in fiscal year 2016 to RMB59,483 million in fiscal year 2017. This increase was primarily due to an increase of RMB6,986 million in content acquisition costs for online media properties as a result of the consolidation of Youku, an increase of RMB4,432 million in bandwidth and co-location fees and depreciation expenses as a result of our consolidation of Youku and investments in our cloud computing business and our data platform, an increase of RMB3,239 million in costs of inventory as a result of our consolidation of Lazada, an increase of RMB3,526 million in logistics costs mainly relating to fulfillment services provided to us by our affiliate Cainiao Network, which amounted to RMB4,444 million, or 3% of our revenue, in fiscal year 2017, primarily related to Tmall Supermarket. Without the effect of share-based compensation expense, cost of revenue as a percentage of revenue would have increased from 30% in fiscal year 2016 to 36% in fiscal year 2017, primarily due to an increase in content acquisition costs by Youku, cost of inventory by Lazada and logistics costs relating to fulfillment services provided to Tmall Supermarket by our affiliate Cainiao Network, as discussed above.

Product Development Expenses

	Year ended March 31,
	2016	2017
	RMB	RMB	% Change
	(in millions, except percentages)
Product development expenses	13,788	17,060	24%
Percentage of revenue	14%	11%
Share-based compensation expense included in product development expenses	5,703	5,712	0%
Percentage of revenue	6%	4%
Product development expenses excluding share-based compensation expense	8,085	11,348	40%
Percentage of revenue	8%	7%

       Our product development expenses increased by 24% from RMB13,788 million in fiscal year 2016 to RMB17,060 million in fiscal year 2017. The increase was largely due to an increase of RMB2,881 million in payroll and benefits expenses. Without the effect of share-based compensation expense, product development expenses as a percentage of revenue would have decreased from 8% in fiscal year 2016 to 7% in fiscal year 2017, due to operating leverage.

Sales and Marketing Expenses

	Year ended March 31,
	2016	2017
	RMB	RMB	% Change
	(in millions, except percentages)
Sales and marketing expenses	11,307	16,314	44%
Percentage of revenue	11%	10%
Share-based compensation expense included in sales and marketing expenses	1,963	1,772	(10)%
Percentage of revenue	2%	1%
Sales and marketing expenses excluding share-based compensation expense	9,344	14,542	56%
Percentage of revenue	9%	9%

       Our sales and marketing expenses increased by 44% from RMB11,307 million in fiscal year 2016 to RMB16,314 million in fiscal year 2017. The increase was primarily due to the consolidation of Youku and Lazada, as well as an increase in advertising and promotional spending mainly to promote our business initiatives, such as Tmall Supermarket and UCWeb during fiscal year 2017 and an increase of RMB1,222 million in payroll and benefit expenses. Without the effect of share-based compensation expense, sales and marketing expenses as a percentage of revenue would have remained stable at 9% in fiscal year 2016 and fiscal year 2017.

General and Administrative Expenses

	Year ended March 31,
	2016	2017
	RMB	RMB	% Change
	(in millions, except percentages)
General and administrative expenses	9,205	12,239	33%
Percentage of revenue	9%	8%
Share-based compensation expense included in general and administrative expenses	4,413	4,618	5%
Percentage of revenue	4%	3%
General and administrative excluding share-based compensation expense	4,792	7,621	59%
Percentage of revenue	5%	5%

       Our general and administrative expenses increased by 33% from RMB9,205 million in fiscal year 2016 to RMB12,239 million in fiscal year 2017. The increase was primarily due to a significant increase of RMB1,358 million in payroll and benefits expenses, as well as an increase in depreciation and other administrative expenses. Without the effect of share-based compensation expense, general and administrative expenses as a percentage of revenue would have remained stable at 5% in both fiscal year 2016 and 2017.

Amortization of Intangible Assets

	Year ended March 31,
	2016	2017
	RMB	RMB	% Change
	(in millions, except percentages)
Amortization of intangible assets	2,931	5,122	75%
Percentage of revenue	3%	3%

       Amortization of intangible assets increased by 75% from RMB2,931 million in fiscal year 2016 to RMB5,122 million in fiscal year 2017. This increase was due to an increase in intangible assets recognized arising from our strategic acquisitions and investments, including Youku and Lazada.

Income from Operations and Operating Margin

	Year ended March 31,
	2016	2017
	RMB	RMB	% Change
	(in millions, except percentages)
Income from operations	29,102	48,055	65%
Percentage of revenue	29%	30%
Share-based compensation expense included in income from operations	16,082	15,995	(1)%
Percentage of revenue	16%	10%
Income from operations excluding share-based compensation expense	45,184	64,050	42%
Percentage of revenue	45%	40%

       Our income from operations increased by 65% from RMB29,102 million, or 29% of revenue, in fiscal year 2016 to RMB48,055 million, or 30% of revenue, in fiscal year 2017. Without the effect of share-based compensation expense, our operating margin would have decreased from 45% in fiscal year 2016 to 40% in fiscal year 2017, primarily attributable to our consolidation of Youku and Lazada, partially offset by operating leverage.

Adjusted EBITA and adjusted EBITA margin

       Adjusted EBITA and adjusted EBITA margin by segments are set forth in the table below. See the section entitled "— Segment Information for Fiscal Years 2016, 2017 and 2018" above for a reconciliation of income from operations to adjusted EBITA.

	Year ended March 31,
	2016		2017
	RMB	% of Segment Revenue	RMB	% of Segment Revenue
	(in millions, except percentages)
Core commerce	58,036	63%	82,432	62%
Cloud computing	(1,252)	(41)%	(476)	(7)%
Digital media and entertainment	(1,810)	(46)%	(6,542)	(44)%
Innovation initiatives and others	(3,467)	(191)%	(3,125)	(104)%

  Core commerce segment

       Adjusted EBITA increased by 42% to RMB82,432 million in fiscal year 2017, compared to RMB58,036 million in fiscal year 2016. Adjusted EBITA margin decreased to 62% in fiscal year 2017 from 63% in fiscal year 2016, primarily due to our investments in globalization (including the consolidation of Lazada), user base and user experience, partially offset by operating leverage.

  Cloud computing segment

       Adjusted EBITA in fiscal year 2017 was a loss of RMB476 million, compared to a loss of RMB1,252 million in fiscal year 2016. Adjusted EBITA margin improved to negative 7% in fiscal year 2017 from negative 41% in fiscal year 2016, primarily due to robust growth in revenue and economies of scale.

  Digital media and entertainment segment

       Adjusted EBITA in fiscal year 2017 was a loss of RMB6,542 million, compared to a loss of RMB1,810 million in fiscal year 2016. Adjusted EBITA margin improved to negative 44% in fiscal year 2017 from negative 46% in fiscal year 2016, primarily due to improved margins at UCWeb driven by an increase in revenue from mobile value-added services, partially offset by the consolidation of Youku.

  Innovation initiatives and others segment

       Adjusted EBITA in fiscal year 2017 was a loss of RMB3,125 million, compared to a loss of RMB3,467 million in fiscal year 2016. Adjusted EBITA margin improved to negative 104% in fiscal year 2017 from negative 191% in fiscal year 2016, primarily due to an increase in revenue from new business initiatives.

Interest and Investment Income, Net

       Our net interest and investment income decreased from RMB52,254 million in fiscal year 2016 to RMB8,559 million in fiscal year 2017. Interest and investment income in fiscal year 2016 included a deemed disposal gain of RMB24,734 million arising from the deconsolidation of Alibaba Pictures and a gain of RMB18,603 million from the revaluation of our previously held equity interest in Alibaba Health when we obtained control over Alibaba Health in July 2015.

Interest Expense

       Our interest expense increased by 37% from RMB1,946 million in fiscal year 2016 to RMB2,671 million in fiscal year 2017. The increase in interest expense was primarily due to an increase in average debt outstanding, including an additional US$4.0 billion five-year term loan facility drawn down in fiscal year 2017.

Other Income, Net

       Our other income, net increased by 196% from RMB2,058 million in fiscal year 2016 to RMB6,086 million in fiscal year 2017. The increase was primarily due to an increase in exchange gains and income recognized in respect of royalty fees and software technology services fees from Ant Financial, which increased from RMB1,122 million in fiscal year 2016 to RMB2,086 million in fiscal year 2017.

Income Tax Expenses

       Our income tax expenses increased by 63% from RMB8,449 million in fiscal year 2016 to RMB13,776 million in fiscal year 2017. The increase in income tax expenses was primarily due to the increase in taxable income from our operations in China. Our effective tax rate increased to 23% in fiscal year 2017 from 10% in fiscal year 2016. Profit before income tax in fiscal year 2016 included a deemed disposal gain of RMB24,734 million arising from the deconsolidation of Alibaba Pictures and a gain of RMB18,603 million from the revaluation of our previously held equity interest in Alibaba Health, which was non-taxable, leading to a lower effective tax rate in fiscal year 2016. Excluding share-based compensation expense, impairment of goodwill and investments, as well as other unrealized investment gain/loss, our effective tax rate would have been 18% in fiscal year 2017, compared to 15% in fiscal year 2016, primarily due to the consolidation of Youku and Lazada, which are both loss-making.

Share of Results of Equity Investees

       Share of losses of equity investees in fiscal year 2017 was RMB5,027 million, an increase of 191% compared to RMB1,730 million in fiscal year 2016. Share of results of equity investees in fiscal years 2016 and 2017 consisted of the following:

	Year ended March 31,
	2016	2017
	RMB	RMB
	(in millions)
Share of (loss) profit of equity investees:
Koubei	(867)	(990)
Youku	(391)	—
Cainiao Network	(295)	(1,056)
Others	62	(838)
Impairment loss	—	(245)
Dilution gain (loss)	827	(336)
Others	(1,066)	(1,562)

	(1,730)	(5,027)

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

Net Income

       As a result of the foregoing, our net income decreased by 42% from RMB71,289 million in fiscal year 2016 to RMB41,226 million in fiscal year 2017.

B.    Liquidity and Capital Resources

       We fund our operations and strategic investments from cash generated from our operations and through debt and equity financing. We generated RMB56,836 million, RMB80,326 million and RMB125,171 million (US$19,955 million) of cash from operating activities for fiscal years 2016, 2017 and 2018, respectively. As of March 31, 2018, we had cash and cash equivalents and short-term investments of RMB199,309 million (US$31,775 million) and RMB6,086 million (US$970 million), respectively. Short-term investments consist primarily of investments in fixed deposits with maturities between three months and one year and investments in money market funds or other investments whereby we have the intention to redeem within one year.

       In November 2014, we issued unsecured senior notes, including floating rate and fixed rate notes, with varying maturities for an aggregate principal amount of US$8.0 billion. Interest on the unsecured senior notes are payable in arrears, quarterly for the floating rate notes and semiannually for the fixed-rate notes. We used the proceeds from the issuance of the unsecured senior notes to refinance our previous syndicated loan arrangements in the same amount. We are not subject to any financial covenant or other significant operating covenants under the unsecured senior notes. See note 20 to our audited consolidated financial statements included elsewhere in this annual report for further information.

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

       In November 2017, we repaid US$1.3 billion of our US$8.0 billion unsecured senior notes that became due. In December 2017, we issued an additional aggregate of US$7.0 billion unsecured senior notes.

       As of March 31, 2018, we also had other bank borrowings of RMB15,224 million (US$2,427 million), primarily used for the construction of corporate campuses and office facilities and other working capital purposes. See note 19 to our audited consolidated financial statements included elsewhere in this annual report for further information.

       We believe that our current levels of cash and cash flows from operations will be sufficient to meet our anticipated cash needs for at least the next twelve months. However, we may need additional cash resources in the future if we find and wish to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions, which may include investing in technology, infrastructure, including data management and analytics solutions, or related talent. If we determine that our cash requirements exceed our amounts of cash on hand or if we decide to further optimize our capital structure, we may seek to issue additional debt or equity securities or obtain credit facilities or other sources of funding.

       The following table sets out a summary of our cash flows for the periods indicated:

	Year ended March 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in millions)
Net cash provided by operating activities	56,836	80,326	125,171	19,955
Net cash used in investing activities	(42,831)	(78,364)	(83,890)	(13,374)
Net cash (used in) provided by financing activities	(15,846)	32,914	20,359	3,246

Cash Provided by Operating Activities

       Cash provided by operating activities in fiscal year 2018 was RMB125,171 million (US$19,955 million) and primarily consisted of net income of RMB61,412 million (US$9,791 million), as adjusted for non-cash items and the effects of changes in working capital and other activities. Adjustments for non-cash items primarily included revaluation gains on previously held equity interests of RMB24,436 million (US$3,896 million), share of results of equity investees of RMB20,792 million (US$3,315 million), share-based compensation expense of RMB20,075 million (US$3,201 million), amortization of intangible assets and licensed copyrights of RMB13,231 million (US$2,109 million) and depreciation and amortization of property and equipment and land use rights of RMB8,789 million (US$1,401 million). Changes in working capital and other activities primarily consisted of an increase of RMB23,158 million (US$3,692 million) in accrued expenses, accounts payable and other current liabilities as a result of the growth of our business, an increase of RMB6,610 million (US$1,054 million) in income tax payable and an increase of RMB5,690 million (US$907 million) in deferred revenue and customer advances, partially offset by an increase of RMB14,765 million (US$2,355 million) in prepayment, receivables and other assets.

       Cash provided by operating activities in fiscal year 2017 was RMB80,326 million and primarily consisted of net income of RMB41,226 million, as adjusted for non-cash items and the effects of changes in working capital and other activities. Adjustments for non-cash items primarily included share-based compensation expense of

RMB15,995 million, amortization of intangible assets and licensed copyrights of RMB9,008 million, realized and unrealized gain of RMB5,488 million related to investment securities, depreciation and amortization of property and equipment and land use rights of RMB5,284 million and share of results of equity investees of RMB5,027 million. Changes in working capital and other activities primarily consisted of an increase of RMB5,312 million in accrued expenses, accounts payable and other current liabilities as a result of the growth of our business, an increase of RMB4,698 million in income tax payable and an increase of RMB4,611 million in deferred revenue and customer advances, partially offset by an increase of RMB8,237 million in prepayment, receivables and other assets.

       Cash provided by operating activities in fiscal year 2016 was RMB56,836 million and primarily consisted of net income of RMB71,289 million, as adjusted for non-cash items and the effects of changes in working capital and other activities. Adjustments for non-cash items primarily included a deemed disposal gain of RMB24,734 million arising from the deconsolidation of Alibaba Pictures, a gain of RMB18,603 million from the revaluation of our previously held equity interest related to Alibaba Health, share-based compensation expense of RMB16,082 million, depreciation and amortization of property and equipment and land use rights of RMB3,770 million, amortization of intangible assets and licensed copyrights of RMB3,278 million and a gain of RMB3,089 million from disposals of equity investees. Changes in working capital and other activities primarily consisted of an increase of RMB7,757 million in accrued expenses, accounts payable and other current liabilities as a result of the growth of our business and an increase of RMB2,350 million in deferred revenue and customer advances, partially offset by an increase of RMB4,504 million in prepayment, receivables and other assets.

Cash Used in Investing Activities

       Cash used in investing activities was RMB83,890 million (US$13,374 million) in fiscal year 2018 and was primarily attributable to RMB66,134 million (US$10,543 million) in acquisition of investment securities and equity investments mainly held for strategic purposes, including Sun Art Group Limited, Ele.me, Wanda Film, Easyhome and Tokopedia, and cash paid for business combinations, net of cash acquired, including Intime and Cainiao Network, capital expenditures of RMB29,836 million (US$4,756 million) primarily in connection with the purchase of computer equipment and licensed copyrights, as well as the continued expansion of our corporate campuses, partially offset by proceeds from disposal of subsidiaries, equity investees and investment securities of RMB13,381 million (US$2,134 million).

       Cash used in investing activities was RMB78,364 million in fiscal year 2017 and was primarily attributable to RMB77,552 million in acquisition of investment securities and equity investments mainly held for strategic purposes, including Suning, Ele.me, Didi Chuxing, Paytm and Weibo, and cash paid for business combinations, net of cash acquired, including Youku and Lazada, capital expenditures of RMB17,546 million primarily in connection with the purchase of computer equipment and licensed copyrights, as well as the continued expansion of our corporate campuses, partially offset by proceeds from disposal of subsidiaries, equity investees and investment securities of RMB9,545 million and net decrease in short-term investments of RMB5,761 million.

       Cash used in investing activities was RMB42,831 million in fiscal year 2016 and was primarily attributable to RMB54,483 million in acquisition of investment securities and equity investments mainly held for strategic purposes, including Ele.me, Koubei, Magic Leap, CMC and Cainiao Network, and cash paid for business combinations, net of cash acquired, capital expenditures of RMB10,845 million primarily in connection with the purchase of computer equipment and the continued expansion of our corporate campuses, partially offset by proceeds from disposal of subsidiaries, equity investees and investment securities of RMB17,088 million and net decrease in short-term investments of RMB4,619 million.

Cash Provided by (Used in) Financing Activities

       Cash provided by financing activities was RMB20,359 million (US$3,246 million) in fiscal year 2018, and was primarily attributable to proceeds from issuance of senior notes of US$7.0 billion, partly offset by net repayment of unsecured senior notes and bank borrowings of RMB12,192 million (US$1,944 million) and cash used to acquire additional shares of non-wholly owned subsidiaries, primarily including Lazada and Intime, of RMB13,627 million (US$2,173 million).

       Cash provided by financing activities was RMB32,914 million in fiscal year 2017, and was primarily attributable to net proceeds from borrowings of RMB29,333 million and proceeds from issuance of ordinary shares of RMB14,607 million, primarily representing shares issued to Suning, partially offset by cash used in share repurchase of RMB13,182 million.

       Cash used in financing activities was RMB15,846 million in fiscal year 2016, and was primarily attributable to cash used in share repurchase of RMB19,795 million, partially offset by net proceeds from borrowings of RMB2,478 million.

Capital Expenditures

       Our capital expenditures have been incurred primarily in relation to (1) the acquisition of land use rights and construction of corporate campuses and office facilities in Hangzhou, Beijing, Guangzhou and Shenzhen; (2) the acquisition of computer equipment relating to the operation of our websites, furniture and office equipment and leasehold improvements for our office facilities; and (3) acquisitions of intangible assets and licensed copyrights. In fiscal years 2016, 2017 and 2018, our capital expenditures totaled RMB10,845 million, RMB17,546 million and RMB29,836 million (US$4,756 million), respectively.

Holding Company Structure

       We are a holding company with no operation other than ownership of operating subsidiaries in Hong Kong, China and elsewhere that own and operate our marketplaces and other businesses as well as a portfolio of intellectual property rights. As a result, we rely on dividends and other distributions paid by our operating subsidiaries, including funds to pay dividends to our shareholders or to service our outstanding debts. If our operating subsidiaries incur additional debt on their own behalf in the future, the instruments governing the debt may restrict the ability of our operating subsidiaries to pay dividends or make other distributions to us. In addition, applicable PRC law permits payment of dividends to us by our operating subsidiaries in China only out of their retained earnings, if any, determined in accordance with PRC accounting standards and regulations. Moreover, our operating subsidiaries in China are also required to set aside a portion of their net income, if any, each year to fund general reserves for appropriations until this reserve has reached 50% of the related subsidiary's registered capital. These reserves are not distributable as cash dividends. In addition, registered share capital and capital reserve accounts are also restricted from distribution. As of March 31, 2018, these restricted net assets totaled RMB77,891 million (US$12,418 million). See note 22 to our audited consolidated financial statements included elsewhere in this annual report.

       Our holding company structure differs from some of our peers in that we hold our material assets and operations, except for ICP and other licenses for regulated activities as well as certain equity investments in restricted businesses, in our wholly-foreign owned enterprises and most of our revenue is generated directly by the wholly-foreign owned enterprises. As revenue is generated directly by our wholly-foreign owned enterprises, the wholly-foreign owned enterprises directly capture the profits and associated cash flow from operations, without having to rely on contractual arrangements to transfer cash flow from the variable interest entities to the wholly-foreign owned enterprises. In fiscal years 2016, 2017 and 2018, the significant majority of our revenues were generated by our wholly-foreign owned enterprises in China. See "Item 4. Information on the Company — C. Organizational Structure" for a description of these contractual arrangements and the structure of our company.

Inflation

       Inflation in China has not materially impacted our results of operations in recent years. According to the National Bureau of Statistics of China, the year-over-year increase in the consumer price index in calendar years 2015, 2016 and 2017 was 1.4%, 2.0% and 1.6%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher inflation rates in China.

Critical Accounting Policies and Estimates

       Our significant accounting policies are set forth in note 2 to our audited consolidated financial statements included elsewhere in this annual report. The preparation of our consolidated financial statements requires our management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements. Our management periodically re-evaluates these estimates and assumptions based on historical experience and other factors, including expectations of future events that they believe to be reasonable under the circumstances. Actual results may differ significantly from those estimates and assumptions. We have identified the following accounting policies as the most critical to an understanding of our financial position and results of operations, because the application of these policies requires significant and complex management estimates, assumptions and judgment, and the reporting of materially different amounts could result if different estimates or assumptions were used or different judgments were made.

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

       We consolidate our subsidiaries and the VIEs of which we are the primary beneficiary. On a periodic basis, we reconsider the initial determination of whether a legal entity is a consolidated entity upon the occurrence of certain events provided in Accounting Standards Codification ("ASC") 810. We also continuously reconsider whether we are the primary beneficiary of our affiliated entities as facts and circumstances change.

Recognition of Revenue

       Revenue is principally comprised of customer management revenue, commissions on transactions, membership fees, cloud computing services revenue and other revenue. Revenue represents the fair value of the consideration received or receivable for sales of goods and the provision of services in the ordinary course of our activities and is recorded net of VAT. Consistent with the criteria of ASC 605 "Revenue Recognition," we recognize revenue when the following four revenue recognition criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been provided, (iii) the selling price is fixed or determinable, and (iv) collectability is reasonably assured.

       The application of various accounting principles related to the measurement and recognition of revenue requires us to make judgments and estimates. Specifically, complex arrangements with non-standard terms and conditions may require relevant contract interpretation to determine the appropriate accounting treatment, including whether the deliverables specified in a multiple element arrangement should be treated as separate units of accounting. Other significant judgments include determining whether we are acting as the principal or the agent from an accounting perspective in a transaction.

       For multiple element arrangements with customers, which primarily relate to the sale of membership packages and customer management services on our wholesale marketplace and Youku's platforms, the arrangement consideration is allocated at the inception of the arrangement to each element based on their relative fair values for revenue recognition purposes. The consideration is allocated to each element using vendor-specific objective evidence or third-party evidence of the standalone selling price for each deliverable, or if neither type of evidence is available, using management's best estimate of selling price. Significant judgment is required in assessing the fair values of these elements by considering standalone selling price and other observable data. Changes in the estimated fair values may cause the revenue recognized for each element to change but not the total amount of revenue allocated within a contract. We periodically re-assess the fair value of the elements as a result of changes in market conditions. These multiple element arrangements are currently not significant to our operations. Revenue recognition for P4P marketing service and display marketing on our China retail marketplaces does not require us to exercise significant judgment or estimate.

       For other arrangements, we apply significant judgment in determining whether we are acting as the principal or agent in a transaction. We record P4P marketing services revenue and display marketing revenue generated through third-party marketing affiliate programs on a gross basis; and revenue relating to the Taobaoke program generated through third-party marketing affiliate partners' websites where we do not take inventory risks on a net basis. In addition, revenue generated from certain platforms in which we operate as a primary obligor is reported on a gross basis while such revenue was insignificant for each of the periods presented. Generally, when we are primarily obligated in a transaction and are subject to inventory risk or have latitude in establishing prices and selecting suppliers, or have several but not all of these indicators, we record revenue on a gross basis. We record the net amount as revenue earned if we are not primarily obligated and do not have inventory risk or latitude in establishing prices. These judgments could have significant implications on the amount of revenue we recognize.

Share-based Compensation Expense and Valuation of the Underlying Awards

  Granting of share options, restricted shares and RSUs relating to our ordinary shares

       We account for various types of share-based awards granted to the employees, consultants and directors of our company, our affiliates and certain other companies, such as Ant Financial, in accordance with the authoritative guidance on share-based compensation expense. Under the fair value recognition provision of this guidance, compensation for share-based awards granted, including share options, restricted shares and RSUs, is measured at the grant date, or at the future vesting dates in the case of consultants or other non-employee grantees, based on the fair value of the awards and is recognized as expense over the requisite service period, which is generally the vesting period of the respective award, on an accelerated attribution method. In the case of share-based awards granted to non-employees, the fair value of the unvested portion is re-measured each period, with the resulting difference, if any, recognized as an expense during the period when the related services are rendered. Under the accelerated attribution method, each vesting installment of a graded vesting award is treated as a separate share-based award, and accordingly each vesting installment is separately measured and attributed to expense, resulting in accelerated recognition of share-based compensation expense.

       Share-based compensation expense is recorded net of estimated forfeitures in our consolidated income statements and as such is recorded only for those share-based awards that are expected to vest. We estimate the forfeiture rate based on historical forfeitures of equity awards and adjust the rate to reflect changes when necessary. We revise our estimated forfeiture rate if actual forfeitures significantly differ from the initial estimates.

       Determining the fair value of share-based awards requires significant judgment. We estimate the fair value of share options using the Black-Scholes valuation model, which requires inputs such as the fair value of our ordinary shares, risk-free interest rate, expected dividend yield, expected life and expected volatility.

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

  Subscription for rights to acquire our restricted shares

       Beginning in 2013, we offered selected members of the Alibaba Partnership rights to acquire our restricted shares. The fair value of the rights is determined using the Black-Scholes valuation model. For the rights offered before 2016, a discount for post-vesting sales restriction was applied to arrive at the estimated value of the restricted shares. We record share-based compensation expense equivalent to the entire fair value of these rights less the initial subscription price in the period of subscription. For the rights offered in 2016 and 2017, we recognize share-based compensation expense equivalent to the entire fair value of these rights over the requisite service period.

  Share-based awards relating to Ant Financial

       Junhan made grants of certain share-based awards similar to share appreciation awards linked to the valuation of Ant Financial to certain of our employees. The vesting of these awards is conditional upon the fulfillment of certain requisite service conditions, and these awards will be settled in cash by Junhan upon their disposal by the holders. Junhan has the right to repurchase the vested awards from the holders upon an initial public offering of Ant Financial or the termination of the holder's employment with us at a price to be determined based on the then fair market value of Ant Financial. We have no obligation to reimburse Junhan, Ant Financial or its subsidiaries for the cost associated with these awards.

       The awards meet the definition of a financial derivative. The cost relating to the share-based awards is recognized by us and the related expense is recognized over the requisite service period in the consolidated income statements with a corresponding credit to additional paid-in capital. Subsequent changes in the fair value of the awards are recorded in the consolidated income statements through the date on which the underlying awards are settled by Junhan. See note 8(d) to our audited consolidated financial statements included elsewhere in this annual report. The fair values of the underlying equity are primarily determined by reference to the business enterprise value, or BEV, of Ant Financial which is based on the contemporaneous valuation reports or recent financing transactions. Given that the determination of the BEV of Ant Financial requires judgments and is beyond our control, the magnitude of the related accounting impact is unpredictable and may affect our consolidated income statements significantly.

       As of March 31, 2018, total unamortized share-based compensation expense related to our ordinary shares that we expect to recognize was RMB19,514 million (US$3,111 million), with a weighted-average remaining requisite service period of 2.1 years.  To the extent the actual forfeiture rate is different from what we have anticipated, share-based compensation expense related to these awards will be different. Furthermore, share-based compensation expense will be affected by changes in the fair value of our shares, as certain share-based awards were granted to non-employees where the unvested portions of the awards are re-measured at each reporting date through the vesting dates in the future. As of March 31, 2018, 141,000 outstanding share options and 1,983,785 outstanding RSUs were held by non-employees, who consist primarily of employees of Ant Financial. In addition, share-based compensation expense will also be affected by changes in the fair value of awards granted to our employees by Junhan, which is controlled by Jack Ma. Ant Financial has informed us that they expect Junhan will also issue additional share-based awards to our employees from time to time in the future. In addition, since April 2018, Ant Financial, through a wholly-owned subsidiary, has granted certain RSU awards to our employees.

See "Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Agreements and Transactions Related to Ant Financial and its Subsidiaries — Ownership of Ant Financial and Alipay." The expenses associated with these awards will be recognized across the functions in which the award recipients are employed and may continue to be significant in future periods.

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

       Deferred income tax is recognized for all temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available in the future against which the temporary differences, the carry forward of unused tax credits and unused tax losses could be utilized. Deferred income tax is provided in full, using the liability method. The deferred tax assets recognized are mainly related to the temporary differences arising from amortization of licensed copyrights and accrued expenses which are not deductible until paid under the applicable PRC tax laws. We have also recognized deferred tax liabilities on the undistributed earnings generated by our subsidiaries in China, which are subject to withholding taxes when they resolve to distribute dividends to us. As of March 31, 2018, we have fully accrued the withholding tax on the earnings distributable by all of our subsidiaries in China, except for those undistributed earnings that we intend to invest indefinitely in China. If our intent changes or if these funds are in fact distributed outside of China, we would be required to accrue or pay the withholding tax on some or all of these undistributed earnings and our effective tax rate would be adversely affected.

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

Fair Value Determination Related to Financial Instruments Accounted for at Fair Value

       We have a significant amount of investments and liabilities that are classified as Level 2 and Level 3 according to ASC 820 "Fair Value Measurement." The valuations for the investments and liabilities classified as Level 2 relating to financial derivatives, interest rate swaps and forward exchange contracts are provided by independent third parties such as the custodian banks. The valuations for the investments and liabilities classified as Level 3 relating to investment securities accounted for under the fair value option and contingent consideration in relation to investments and acquisitions are determined based on unobservable inputs, such as historical financial results and assumptions about future growth rates, which require significant judgment to determine the appropriateness of these assumptions and estimates.

Impairment Assessment on Goodwill and Intangible Assets

       We test annually, or whenever events or circumstances indicate that the carrying value of assets exceeds the recoverable amounts, whether goodwill and intangible assets have suffered any impairment in accordance with the accounting policy stated in note 2 to our audited consolidated financial statements included elsewhere in this annual report. For the impairment assessment on goodwill, we have elected to perform a qualitative assessment to determine whether the two-step impairment testing of goodwill is necessary. In this assessment, we consider primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. Based on the qualitative assessment, if it is more likely than not that the fair value of a reporting unit is less than the carrying amount, the quantitative impairment test is performed.

       For the quantitative assessment of goodwill impairment, we identify the reporting units and compare the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit's goodwill.

       For intangible assets other than licensed copyrights, we perform an impairment assessment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. These assessments primarily use cash flow projections based on financial forecasts prepared by management and an estimated terminal value. The expected growth in revenues and operating margin, timing of future capital expenditures, an estimate of weighted average cost of capital and terminal growth rate are based on actual and prior year performance and market development expectations. The periods of the financial forecasts generally range from three to five years or a longer period if necessary. Judgment is required to determine key assumptions adopted in the cash flow projections and changes to key assumptions can significantly affect these cash flow projections and the results of the impairment tests.

Impairment Assessment on Licensed Copyrights

       We evaluate the program usefulness of licensed copyrights pursuant to the guidance in ASC 920 "Entertainment — Broadcasters" which provides that the rights be reported at the lower of unamortized cost or estimated net realizable value. When there is a change in the expected usage of licensed copyrights, we estimate net realizable value of licensed copyrights to determine if any impairment exists. The net realizable value of licensed copyrights is determined by estimating the expected cash flows from advertising, less any direct costs, over the remaining useful lives of the licensed copyrights. We monetize our licensed copyrights with branding customers based on the different content channels available on our entertainment distribution platforms. Therefore, we estimate advertising cash flows for each category of content separately, such as movies, television series, variety shows, animations and other video content. Estimates that impact advertising cash flows include anticipated levels of demand for our advertising services and the expected selling prices of advertisements. Judgment is required to determine the key assumptions adopted in the cash flow projections and changes to key assumptions can significantly affect these cash flow projections and the results of the impairment tests.

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

       Fair value of the listed securities is subject to volatility and may be materially affected by market fluctuations. Judgment is required to determine the weighting and impact of the aforementioned factors and changes to such determination can significantly affect the results of the impairment tests. The market value of our investment in Alibaba Pictures has remained below its carrying value based on its quoted market prices since July 2015. The continued low market price combined with Alibaba Pictures' strategic decision in early 2018 to increase investments and expenses for market share growth of its online movie ticketing business caused us to conclude that the decline in market value against our carrying value may be "other-than-temporary," which led us to take an impairment loss of RMB18,116 million with respect to Alibaba Pictures during the year ended March 31, 2018. The impairment represented the difference between the market value and our carrying value of this investment as of December 31, 2017. Our original investment amount in Alibaba Pictures was RMB4,955 million, which was paid in June 2014. As a result of the placement of newly issued ordinary shares to third-party investors by Alibaba Pictures which diluted our equity interest from approximately 60% to 49.5%, we deconsolidated the financial results of Alibaba Pictures in June 2015, and recognized a significant accounting gain of RMB24,734 million based on a revaluation of our remaining equity interest in Alibaba Pictures in accordance with ASC 810, together with a corresponding significant increase to the carrying value of our investment in Alibaba Pictures. Nonetheless, the market value of our investment in Alibaba Pictures as of March 31, 2018 remains well above our original investment amount that we paid in June 2014.

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

Allowance for Doubtful Accounts Relating to VAT Receivables

       VAT receivables mainly represent receivables from relevant PRC tax authorities in relation to OneTouch's VAT refund service. We record allowances for doubtful accounts primarily on VAT receivables according to our best estimate of the losses inherent in the outstanding portfolio of VAT receivables. The collection periods for the VAT receivables generally range from three to six months. We estimate the allowances by multiplying pre-determined percentages to the outstanding VAT receivable amounts based on the aging of the VAT receivables or any events that may affect the collectability of the VAT receivables. We monitor the aging of the VAT receivables and assess the collectability of these VAT receivables. Judgment is required to determine the allowance amounts and whether the amounts are adequate to cover potential bad debts, and periodic reviews are performed to ensure such amounts continue to reflect our best estimate of the losses inherent in the outstanding portfolio of debts.

Recent Accounting Pronouncements

       In May 2014, the FASB issued ASU 2014-09, "Revenue from Contracts with Customers (Topic 606)" and issued subsequent amendments to the initial guidance or implementation guidance between August 2015 and December 2016 within ASU 2015-14, ASU 2016-08, ASU 2016-10, ASU 2016-12 and ASU 2016-20 (collectively, including ASU 2014-09, "ASC 606"). ASC 606 supersedes the revenue recognition requirements in ASC 605 and requires entities to recognize revenue in a way that depicts the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The new guidance is effective retrospectively for us for the year ending March 31, 2019 and interim reporting periods during the year ending March 31, 2019. The new guidance is required to be applied either retrospectively to each prior reporting period presented (the "full retrospective method") or retrospectively with the cumulative effect of initially applying the guidance recognized at the date of initial application (the "modified retrospective method"). We applied the new guidance beginning on April 1, 2018 using the modified retrospective method. Upon the adoption of ASC 606, we began to recognize revenue relating to the non-cash consideration received from merchants for advertising barter transactions. The adoption of ASC 606 also impacted our revenue recognition in other areas, including the estimation of variable consideration from merchants at contract inception, which affected the timing and the amount of revenue to be recognized. The cumulative impact of these adjustments on retained earnings as of April 1, 2018 was not material.

       In January 2016, the FASB issued ASU 2016-01, "Financial Instruments — Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities" and issued certain technical corrections and improvements to the initial guidance within ASU 2018-03 in February 2018. ASU 2016-01 amends various aspects of the recognition, measurement, presentation, and disclosure for financial instruments. The new guidance also simplifies the impairment assessment and enhances the disclosure requirements of equity investments. The new guidance is effective for us for the year ending March 31, 2019 and interim reporting periods during the year ending March 31, 2019. With respect to our consolidated financial statements, the most significant impact relates to the accounting for equity investments (except for those accounted for under the equity method or those that result in the consolidation of the investee). Under the new guidance, our equity investments are required to be measured at fair value with changes in fair value recognized in net income. For those investments without readily determinable fair values, we will elect to record these investments at cost, less impairment, with subsequent adjustments for observable price changes. We applied the new guidance beginning on April 1, 2018 and unrealized gains and losses for our available-for-sale securities recorded in accumulated other comprehensive income as of March 31, 2018 was reclassified into retained earnings as of April 1, 2018.

       In February 2016, the FASB issued ASU 2016-02, "Leases (Topic 842)" and issued certain transitional guidance and subsequent amendments within ASU 2018-01 and ASU 2018-10 in January 2018 and July 2018, respectively. ASU 2016-02 creates a new topic in ASC 842 "Leases ("ASC 842")" to replace the current topic in ASC 840 "Leases," which increases transparency and comparability among organizations by recognizing lease assets and lease liabilities in the consolidated balance sheet and disclosing key information about leasing arrangements. ASU 842 affects both lessees and lessors, although for the latter the provisions are similar to the current model, but are updated to align with certain changes to the lessee model and also the new revenue recognition provisions contained in ASC 606. The new guidance is effective for us for the year ending March 31, 2020 and interim reporting periods during the year ending March 31, 2020. Early adoption is permitted. We are evaluating the effects of the adoption of ASC 842 and currently believes that it will impact the accounting of our operating leases.

       In June 2016, the FASB issued ASU 2016-13, "Financial Instruments — Credit Losses (Topic 326): Measurement on Credit Losses on Financial Instruments," which introduces new guidance for credit losses on instruments within its scope. The new guidance introduces an approach based on expected losses to estimate credit losses on certain types of financial instruments, including trade and other receivables, held-to-maturity debt securities, loans and net investments in leases. The new guidance also modifies the impairment model for available-for-sale debt securities and requires entities to determine whether all or a portion of the unrealized loss on an available-for-sale debt security is a credit loss. Further, the new guidance indicates that entities may not use the length of time a security has been in an unrealized loss position as a factor in concluding whether a credit loss exists. The new guidance is effective for us for the year ending March 31, 2021 and interim reporting periods during the year ending March 31, 2021. Early adoption is permitted for us for the year ending March 31, 2020 and interim reporting periods during the year ending March 31, 2020. We are evaluating the effects, if any, of the adoption of this guidance on our financial position, results of operations and cash flows.

       In October 2016, the FASB issued ASU 2016-16, "Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other than Inventory," which amends the accounting for income taxes. The new guidance requires recognition of income tax consequences of an intra-entity asset transfer, other than transfers of inventory, when the transfer occurs. For intra-entity transfers of inventory, the income tax effects will continue to be deferred until the inventory has been sold to a third party. The new guidance is effective for us for the year ending March 31, 2019 and interim reporting periods during the year ending March 31, 2019. The new guidance is required to be applied on a modified retrospective basis through a cumulative effect adjustment directly recorded to retained earnings as of the beginning of the period of adoption. We do not expect that the adoption of this guidance will have a material impact on our financial position, results of operations and cash flows.

       In November 2016, the FASB issued ASU 2016-18, "Statement of Cash Flows (Topic 230): Restricted Cash," which requires the amounts generally described as restricted cash and restricted cash equivalents to be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The new guidance is effective for us for the year ending March 31, 2019 and interim reporting periods during the year ending March 31, 2019. The guidance requires application using a retrospective transition method. We believe that the adoption of this guidance will impact the presentation of our consolidated statements of cash flows.

       In January 2017, the FASB issued ASU 2017-04, "Intangibles — Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment," which simplifies how an entity is required to test goodwill for impairment by eliminating step two from the goodwill impairment test. Step two of the goodwill impairment test measures a goodwill impairment loss by comparing the implied fair value of a reporting unit's goodwill with its carrying amount. The new guidance is effective prospectively for us for the year ending March 31, 2021 and interim reporting periods during the year ending March 31, 2021. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. We are evaluating the effects, if any, of the adoption of this guidance on our financial position, results of operations and cash flows.

       In May 2017, the FASB issued ASU 2017-09, "Compensation — Stock Compensation (Topic 718): Scope of Modification Accounting," which provides guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting in ASC 718 "Compensation — Stock Compensation" ("ASC 718"). Under the new guidance, modification accounting is required only if the fair value, the vesting condition, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. The new guidance is effective prospectively for us for the year ending March 31, 2019 and interim reporting periods during the year ending March 31, 2019. We do not expect that the adoption of this guidance will have a material impact on our financial position, results of operations and cash flows.

       In August 2017, the FASB issued ASU 2017-12, "Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities," which simplifies the application of hedge accounting and makes more financial and nonfinancial hedging strategies eligible for hedge accounting. It also amends the presentation and disclosure requirements and changes how companies assess effectiveness. The new guidance permits a qualitative effectiveness assessment for certain hedges instead of a quantitative test after the initial qualification, if the company can reasonably support an expectation of high effectiveness throughout the term of the hedge. Also, for cash flow hedges and net investment hedges, if the hedge is highly effective, all changes in the fair value of the derivative hedging instrument will be recorded in other comprehensive income. The new guidance is effective prospectively for us for the year ending March 31, 2020 and interim reporting periods during the year ending March 31, 2020. Early adoption is permitted. We are evaluating the effects, if any, of the adoption of this guidance on our financial position, results of operations and cash flows.

       In June 2018, the FASB issued ASU 2018-07, "Compensation — Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting," which expands the scope of ASC 718 to include share-based payment transactions for acquiring goods and services from non-employees. An entity should apply the requirements of ASC 718 to non-employee awards except for specific guidance on inputs to an option pricing model and the attribution of cost. The amendments specify that ASC 718 applies to all share-based payment transactions in which a grantor acquires goods or services to be used or consumed in a grantor's own operations by issuing share-based payment awards. The new guidance is effective for us for the year ending March 31, 2020 and interim reporting periods during the year ending March 31, 2020. Early adoption is permitted. We are evaluating the effects of the adoption of this guidance and currently believes that it will impact the accounting of the share-based awards granted to non-employees.

C.    Research and Development, Patents and Licenses, etc.

Research and Development

       We have built our core technology for our e-commerce and cloud computing businesses in-house. As of March 31, 2018, we employed over 24,000 research and development personnel engaged in building our technology platform and developing new online and mobile products. We recruit top and experienced talent locally and overseas, and we have advanced training programs designed specifically for new campus hires.

Intellectual Property

       We believe the protection of our trademarks, copyrights, domain names, trade names, trade secrets, patents and other proprietary rights is critical to our business. We rely on a combination of trademark, fair trade practice, copyright and trade secret protection laws and patent protection in China and other jurisdictions, as well as confidentiality procedures and contractual provisions to protect our intellectual property and our trademarks. We also enter into confidentiality and invention assignment agreements with all of our employees, and we rigorously control access to our proprietary technology and information. As of March 31, 2018, we had 3,003 issued patents and 8,882 publicly filed patent applications in China and 2,731 issued patents and 6,903 publicly filed patent applications in various countries and jurisdictions internationally. We do not know whether any of our pending patent applications will result in the issuance of patents or whether the examination process will require us to narrow our claims.

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

E.    Off-Balance Sheet Arrangements

       We did not have any material off-balance sheet arrangements in fiscal years 2016, 2017 or 2018.

F.     Contractual Obligations

       The following table sets forth our contractual obligations and commercial commitments as of March 31, 2018.

	Payment due by period
	Total	Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years
	(in millions of RMB)
Contractual Obligations
Short-term borrowings(1)	6,031	6,031	—	—	—
Long-term borrowings(2)	9,198	—	3,848	721	4,629
US$4.0 billion syndicated loan denominated in US$(3)	25,109	—	—	25,109	—
Unsecured senior notes(4)	85,996	—	14,123	9,416	62,457
Contractual Commitments
Purchase of property and equipment	3,181	3,049	106	6	20
Construction in progress	2,607	1,075	1,434	98	—
Leases for office facility and transportation equipment	22,352	2,760	4,224	3,428	11,940
Licensed copyrights, co-location, bandwidth fees and marketing expenses	35,506	19,737	7,779	4,318	3,672
Investment commitments(5)	15,174	15,174	—	—	—

Total	205,154	47,826	31,514	43,096	82,718

(1)
Excluding estimated interest payments of RMB54 million assuming the applicable interest rates in effect as of March 31, 2018. The majority of the borrowings are subject to floating interest rates.
(2)
Excluding estimated interest payments of RMB2,191 million in total (RMB435 million, RMB609 million, RMB474 million and RMB673 million over the periods of less than one year, one to three years, three to five years and more than five years from April 1, 2018, respectively), assuming the applicable interest rates in effect as of March 31, 2018. Substantially all of the borrowings are subject to floating interest rates.
(3)
Excluding estimated interest payments of RMB2,328 million in total (RMB752 million, RMB1,505 million and RMB71 million over the periods of less than one year, one to three years and three to five years from April 1, 2018, respectively), assuming the applicable interest rate in effect as of March 31, 2018. The syndicated loan is subject to a floating interest rate.
(4)
Excluding estimated interest payments of RMB43,832 million in total (RMB3,009 million, RMB5,545 million, RMB4,913 million and RMB30,365 million over the periods of less than one year, one to three years, three to five years and more than five years from April 1, 2018, respectively). The unsecured senior notes are subject to fixed interest rates.
(5)
Including the consideration for the investments in Kaiyuan and Shiji Retail of RMB3,362 million and US$486 million, respectively. Both of the investments in Kaiyuan and Shiji Retail were completed in April 2018.

       In addition, according to our partnership arrangement with the International Olympic Committee, we will provide at least US$815 million worth of cash, cloud infrastructure services and cloud computing services, as well as marketing and media support through 2028, in connection with various Olympic initiatives, events and activities, including the Olympic Games and the Winter Olympic Games. As of March 31, 2018, the aggregate amount of cash to be paid and value of services to be provided in the future is approximately US$770 million.

G.    Safe Harbor

       See "Forward-Looking Statements."

ITEM 6    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    Directors and Senior Management

       The following table sets forth certain information relating to our directors and executive officers.

Name	Age	Position/Title
Jack Yun MA †(1)(c)	53	Executive Chairman
Joseph C. TSAI †(2)(a)	54	Executive Vice Chairman
Daniel Yong ZHANG †(1)(b)	46	Director and Chief Executive Officer
J. Michael EVANS †(2)(a)	60	Director and President
Eric Xiandong JING †(2)(a)	45	Director
Masayoshi SON ‡(3)(c)	61	Director
Chee Hwa TUNG(2)(b)	81	Independent director
Walter Teh Ming KWAUK(2)(c)	65	Independent director
Jerry YANG(2)(b)	49	Independent director
Börje E. EKHOLM(2)(a)	55	Independent director
Wan Ling MARTELLO(2)(b)	60	Independent director
Maggie Wei WU(2)	50	Chief Financial Officer
Judy Wenhong TONG(1)	47	Chief People Officer
Jeff Jianfeng ZHANG(1)	45	Chief Technology Officer
Sophie Minzhi WU(1)	42	Chief Customer Officer
Timothy A. STEINERT(2)	58	General Counsel and Secretary
Jessie Junfang ZHENG(1)	44	Chief Risk Officer and Chief Platform Governance Officer
Angel Ying ZHAO(1)	44	Head, Alibaba Globalization Leadership Group
Chris Pen-hung TUNG(1)	48	Chief Marketing Officer and President, Alimama
Simon Xiaoming HU(1)	48	President, Alibaba Cloud
Trudy Shan DAI(1)	42	President, Wholesale Marketplaces
Weidong YANG(1)	44	President, Alibaba Digital Media & Entertainment Group
Fan JIANG(1)	32	President, Taobao
Jet Jie JING(1)	43	President, Tmall

†
Director nominated by the Alibaba Partnership.
‡
Director nominated by SoftBank.
(a)
Group I directors. Current term of office will expire at our 2018 annual general meeting.
(b)
Group II directors. Current term of office will expire at our 2019 annual general meeting.
(c)
Group III directors. Current term of office will expire at our 2020 annual general meeting.
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

       Joseph C. TSAI ( ) joined our company in 1999 as a member of the Alibaba founding team and has served on our board of directors since our inception. He is currently our executive vice chairman and is responsible for our strategic investments, mergers and acquisitions. Joe is a member of Ant Financial's investment committee and serves on the boards of several of our investee companies. Prior to May 2013, Joe served as our chief financial officer. From 1995 to 1999, he worked in Hong Kong with Investor AB, the main investment vehicle of Sweden's Wallenberg family, where he was responsible for Asian private equity investments. Prior to that, he was vice president and general counsel of Rosecliff, Inc., a management buyout firm based in New York. From 1990 to 1993, Joe was an associate attorney in the tax group of Sullivan & Cromwell LLP, a New York-based international law firm. He is qualified to practice law in the State of New York and received his bachelor's degree in Economics and East Asian Studies from Yale College and a juris doctor degree from Yale Law School.

       Daniel Yong ZHANG ( ) has been our Chief Executive Officer since May 2015 and our director since September 2014. Mr. Zhang is also currently a member of Ant Financial's investment committee. Prior to his current role, he served as our Chief Operating Officer from September 2013 to May 2015. He joined our company in August 2007 as Chief Financial Officer of Taobao Marketplace and served in this position until June 2011. He took on the additional role of general manager for Tmall.com in August 2008, which he served in concurrence until appointment as president of Tmall.com in June 2011 when Tmall.com became an independent platform. Prior to joining Alibaba, Mr. Zhang served as Chief Financial Officer of Shanda Interactive Entertainment Limited, an online game developer and operator then listed on NASDAQ, from August 2005 to August 2007. From 2002 to 2005, he was a senior executive of PricewaterhouseCoopers' Audit and Business Advisory Division in Shanghai. Mr. Zhang is the chairman of Sun Art, a company listed on the Hong Kong Stock Exchange. He also serves on the board of Weibo, a company listed on the NYSE. Mr. Zhang received a bachelor's degree in finance from Shanghai University of Finance and Economics.

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

       Eric Xiandong JING ( ) has been our director since September 2016. He is currently the chief executive officer of Ant Financial, and has also served as chairman of Ant Financial starting in April 2018. Prior to his current position, Mr. Jing served as president of Ant Financial from June 2015 to October 2016, and chief operating officer of Ant Financial from October 2014 to June 2015. Prior to that, he served as Alipay's chief financial officer. Before joining Alipay in September 2009, he was senior corporate finance director and corporate finance vice president of Alibaba.com from 2007 to 2009. Previously, Mr. Jing was the chief financial officer of Guangzhou Pepsi Cola Beverage Co. from 2004 to 2006. He also held management positions in several Coca-Cola bottling companies across China. Currently, Mr. Jing also serves as a director of Hundsun Technologies, a company listed on the Shanghai Stock Exchange. Mr. Jing received an MBA degree from the Carlson School of Management at the University of Minnesota and a bachelor's degree in economics from Shanghai Jiao Tong University.

       Masayoshi SON has been our director since 2005 and is the founder, chairman and chief executive officer of SoftBank Group Corp., a Japanese corporation listed on the Tokyo Stock Exchange, with operations in broadband, mobile and fixed-line telecommunications, e-commerce, Internet, technology services, media and marketing, and other businesses. Mr. Son founded SoftBank Group Corp. in 1981. Mr. Son also serves as director of several other SoftBank subsidiaries and affiliates, including serving as chairman of SoftBank Group Corp. as well as director of Yahoo Japan Corporation since 1996, and chairman of the board of Sprint Corporation since 2013. Mr. Son received a bachelor's degree in Economics from the University of California, Berkeley.

       Chee Hwa TUNG ( ) has been our director since September 2014 and is the Vice Chairman of the Thirteenth National Committee of the Chinese People's Political Consultative Conference of the PRC, which is an important institution of multiparty cooperation and political consultation in the PRC. Mr. Tung is the Founding Chairman of the China-United States Exchange Foundation, which is a non-profit organization registered in Hong Kong to promote understanding and strengthening relationships between China and the United States. Mr. Tung is also the chairman and director of Our Hong Kong Foundation Limited, a non-government, non-profit organization dedicated to promoting the long-term and overall interests of Hong Kong. Mr. Tung also serves in various public sector and advisory positions, including as a member of the J.P. Morgan International Council, the China Development Bank International Advisory Committee and the Advisory Board of the Schwarzman Scholars Program at Tsinghua University. Prior to these appointments, Mr. Tung served as the First Chief Executive of the Hong Kong Special Administrative Region from July 1997 to March 2005. Mr. Tung had a successful and distinguished career in business, including serving as the Chairman and Chief Executive Officer of Orient Overseas (International) Limited, an SEHK-listed company with its principal business activities in container transport and logistics services on a global scale. Mr. Tung received a bachelor's degree in science from the University of Liverpool.

       Walter Teh Ming KWAUK ( ) has been our director since September 2014. He previously served as an independent non-executive director and chairman of the audit committee of Alibaba.com Limited, one of our subsidiaries, which was listed on the SEHK, from October 2007 to July 2012. Mr. Kwauk is currently a senior adviser of Motorola Solutions (China) Co., Ltd. and serves as an independent non-executive director and chairman of the audit committee of each of Sinosoft Technology Group Limited, a company listed on the SEHK, and WuXi Biologics (Cayman) Inc., a company listed on the SEHK; and as a director of several private companies. Mr. Kwauk was a vice president of Motorola Solutions, Inc. and its director of corporate strategic finance and tax, Asia Pacific from 2003 to 2012. Mr. Kwauk served with KPMG from 1977 to 2002 and held a number of senior positions, including the general manager of KPMG's joint venture accounting firm in Beijing, the managing partner in KPMG's Shanghai office and a partner in KPMG's Hong Kong Office. He is a member of the Hong Kong Institute of Certified Public Accountants. Mr. Kwauk received a bachelor's degree in science and a licentiate's degree in accounting from the University of British Columbia.

       Jerry YANG ( ) has been our director since September 2014. Mr. Yang previously served as our director from October 2005 to January 2012. Since March 2012, Mr. Yang has served as the founding partner of AME Cloud Ventures, a venture capital firm. Mr. Yang is a co-founder of Yahoo! Inc., and served as Chief Yahoo! and as a member of its board of directors from March 1995 to January 2012. In addition, he served as Yahoo!'s Chief Executive Officer from June 2007 to January 2009. From January 1996 to January 2012, Mr. Yang served as a director of Yahoo! Japan. Mr. Yang also served as an independent director of Cisco Systems, Inc. from July 2000 to November 2012. He is currently an independent director of Workday Inc., a company listed on the New York Stock Exchange, and Lenovo Group Ltd., a company listed on the SEHK. He also serves as a director of various private companies and foundations. Mr. Yang received a bachelor's degree and a master's degree in electrical engineering from Stanford University, where he is serving on the University's Board of Trustees beginning in October 2017. He was previously on Stanford's Board of Trustees from 2005 to 2015, including being a vice chair.

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

       Wan Ling MARTELLO has been our director since September 2015. She is currently the executive vice president and chief executive officer for Asia, Oceania, Sub-Saharan Africa of Nestlé S.A. Prior to this appointment, Ms. Martello was executive vice president, chief financial officer of Nestlé S.A., and joined the company in November 2011. Before joining Nestlé S.A., Ms. Martello worked at Wal-Mart Stores Inc. from 2005 to 2011 where she served as executive vice president, global e-commerce, and senior vice president and chief financial officer, Walmart International, at different times. Prior to that, Ms. Martello worked at NCH Marketing Services Inc. from 1998 to 2005 and Borden Foods Corporation from 1995 to 1998, where she held various senior management positions. Previously, Ms. Martello worked at Kraft Foods, Inc. from 1985 to 1995. Ms. Martello received a master's degree in business administration (management information systems) from the University of Minnesota and a bachelor's degree in business administration and accountancy from the University of the Philippines. She is a certified public accountant in the Philippines.

       Maggie Wei WU ( ) has been our chief financial officer since May 2013. Ms. Wu served as our deputy chief financial officer from October 2011 to May 2013. Ms. Wu joined our company in July 2007 as chief financial officer of Alibaba.com and was responsible for instituting Alibaba.com's financial systems and organization leading up to its initial public offering in Hong Kong in November of that year, as well as co-leading the privatization of Alibaba.com in 2012. She was voted best CFO in FinanceAsia's annual poll for Asia's Best Managed Companies in 2010. Before joining our company, Ms. Wu was an audit partner at KPMG in Beijing. In her 15 years with KPMG, she was lead audit partner for the initial public offerings and audits of several major large-cap Chinese companies listed in international capital markets and provided audit and advisory services to major multinational corporations operating in China. Ms. Wu is a member of the Association of Chartered Certified Accountants (ACCA) and a member of the Chinese Institute of Certified Public Accountants. She received a bachelor's degree in accounting from Capital University of Economics and Business.

       Judy Wenhong TONG ( ) has been our chief people officer since January 2017. Since joining our company in 2000, she served as director and senior director in various departments in our company, including administration, customer service and human resources. Between 2007 and 2013, she served as vice president and senior vice president in various departments, including construction, real estate and procurement. Starting in 2013, Ms. Tong led the formation of Cainiao Network and served at various times as chief operating officer, president, chief executive officer and non-executive chairwoman, overseeing the operations of the company. Ms. Tong currently also serves as a board member of YTO Express Group Co., Ltd., a leading express courier company in China listed on Shanghai Stock Exchange. Ms. Tong received a bachelor's degree from Zhejiang University.

       Jeff Jianfeng ZHANG ( ) has served as our chief technology officer since April 2016. Prior to his current position, Mr. Zhang was president of China retail marketplaces from May 2015 to April 2016, and president of Taobao Marketplace and the wireless business division prior to that. He joined our company in July 2004 and has held various management positions, at different times leading Taobao Marketplace's technology infrastructure team, the B2C development team and Taobao Marketplace's product technology development team from 2004 to 2011. He served as vice president of product technology and operations of Taobao Marketplace from June 2011 to March 2012, and vice president of website and technology of Alibaba.com's China operations from March 2012 to January 2013. From January 2013 to February 2014, he oversaw Juhuasuan (a sales and marketing platform for flash sales for Tmall and Taobao Marketplace merchants), local services, 1688.com, and Tmall.com. Mr. Zhang studied computer science at Zhejiang University.

       Sophie Minzhi WU ( ) has been our chief customer officer since January 2017. Prior to her current position, Ms. Wu served as president of Alibaba.com and 1688.com, our international and China wholesale marketplaces. From October 2014 to February 2015, she also led the Rural Taobao team. Previously, she was vice president of Alibaba.com's supplier service division, responsible for leading her team to optimize service to China gold Supplier members and enhancing supplier quality. In July 2012, she was appointed the head of Alibaba.com's international operations and later also took charge of 1688.com. Ms. Wu joined our company in November 2000 and has served in several sales management roles, including general manager of regional sales, director and vice president of China Gold Supplier sales, and vice president of China TrustPass sales. Before joining Alibaba Group, Ms. Wu was sales and customer manager at a technology development company wholly owned by Zhejiang University. She holds a bachelor's degree in international trade from Zhejiang University and an EMBA degree from China Europe International Business School.

       Timothy A. STEINERT has been our general counsel since July 2007 and also serves as our secretary. Mr. Steinert represents Alibaba on the NYSE Listed Company Advisory Board. From 1999 until he joined our company, Mr. Steinert was a partner in the Hong Kong office of Freshfields Bruckhaus Deringer. From 1994 to 1999, he was an associate attorney at Davis Polk & Wardwell in Hong Kong and New York, and from 1989 to 1994, he was an associate attorney at Coudert Brothers in Beijing and New York. Mr. Steinert is qualified to practice law in the State of New York and in Hong Kong. He received a bachelor's degree in history from Yale College and a juris doctor degree from Columbia University School of Law.

       Jessie Junfang ZHENG ( ) has been our chief risk officer since December 2017, responsible for data and information security across our platforms, and our chief platform governance officer since December 2015, responsible for the governance of our retail and wholesale marketplaces. Prior to her current position, she served as our deputy chief financial officer from November 2013 to June 2016, and financial vice president of Alibaba.com from December 2010 to October 2013. Before joining our company, Ms. Zheng was an audit partner at KPMG. Jessie received a bachelor's degree in accounting from Northeastern University in China.

       Angel Ying ZHAO ( ) has been the head of our Globalization Leadership Group since July 2017. She has also served as vice president of Ant Financial since May 2013. Prior to this role, Ms. Zhao served as vice president of finance of Taobao, Tmall and Alimama from October 2009 to April 2013. Prior to that, she served as senior director of finance of Yahoo! China. Before joining our company in 2005, Ms. Zhao was the finance director of Danaher Motion, a manufacturer of motion control products. Ms. Zhao is a certified public accountant and a certified public valuer. She received an executive MBA degree from China Europe International Business School and a master's degree in accounting from Tianjin University of Finance and Economics.

       Chris Pen-hung TUNG ( ) joined our company as chief marketing officer in January 2016. He has also been the president of Alimama since November 2017. Prior to his current position, he was the chief executive officer of VML China, a marketing agency, from October 2010 to January 2016. Prior to joining VML, he was at PepsiCo China from October 2004 to October 2010 where he served as vice president of marketing. Prior to that, Mr. Tung worked at Proctor & Gamble from 1995 to 1998, Gigamedia from 1998 to 2001 and L'Oréal from 2001 to 2003 in various senior management positions. He received a bachelor's degree in electrical engineering from National Taiwan University and a master's degree in industrial engineering from University of Michigan, Ann Arbor.

       Simon Xiaoming HU ( ) has been the president of Alibaba Cloud since November 2014. Prior to his current position, Mr. Hu served in various management positions at our company and at Ant Financial since he joined us in June 2005. He served as chief risk officer of Ant Financial from November 2013 to October 2014. From July 2009 to November 2013, he was general manager of our SME loan business. Before joining our company, Mr. Hu worked in financial institutions including China Construction Bank and China Everbright Bank for over ten years. Mr. Hu received a bachelor's degree in finance from Zhejiang University and an executive MBA degree from China Europe International Business School.

       Trudy Shan DAI ( ) joined our company in 1999 as a member of our founding team and has been president of Alibaba.com and 1688.com, our international and China wholesale marketplaces since January 2017, as well as AliExpress, our international retail marketplace. Prior to her current position, Ms. Dai was our chief customer officer from June 2014 to January 2017 and served as senior vice president of human resources and administration of Taobao and Alibaba.com as well as our deputy chief people officer and chief people officer from 2009 to 2014. She was general manager of Alibaba.com's international operations from 2007 to 2008. Prior to that, she was vice president of human resources of China Yahoo! and the first general manager of Alibaba.com's Guangzhou branch, in charge of field and telephone sales, marketing and human resources in Guangdong Province. From 2002 to 2005, Ms. Dai served as senior sales director of China TrustPass in Alibaba.com's China marketplace division. She received a bachelor's degree in engineering from Hangzhou Institute of Electrical Engineering.

       Weidong YANG ( ) has served as president of our Digital Media & Entertainment Group since December 2017. He has also served as president of our Youku business group since October 2016 and chief executive officer of Alibaba Music since May 2018. Prior to that, he headed the operations of the Youku business group and other digital media and entertainment businesses in various senior executive roles since joining our company in May 2016. Before joining our company, Mr. Yang was an executive officer of Youku, serving as president of Tudou.com from March 2013 to May 2016. Before joining Youku, he served as chief executive officer of Max Times, a youth entertainment content and marketing company, from November 2011 to March 2013. From January 2009 to November 2011, he served as marketing activation director of Nokia Greater China, where he held various positions in advertising and marketing. Mr. Yang received a bachelor's degree in Chinese literature from Hohai University in Nanjing.

       Fan JIANG ( ) has served as president of Taobao since December 2017. Prior to his current position, he had been responsible for the Taobao App since joining our company in August 2013. Previously, he founded and served as the chief executive officer of Umeng, a provider of mobile app analytics solutions for developers, which we acquired. Before founding Umeng in 2010, he worked in product development at Google China. Mr. Jiang received a bachelor's degree in computer science from Fudan University.

       Jet Jing JIE ( ) has served as president of Tmall since December 2017. Prior to his current position, he served as vice president in various functions, including Tmall marketing, strategic partnership development and FMCG. Before joining our company in 2015, he worked at China National Cereals, Oil and Foodstuffs Corporation, where he served as the general manager of brand management and general manager of convenience foods, and was in charge of the e-commerce business of China Foods Limited. Before that, he worked at P&G (Guangzhou) Ltd. from 1998 to 2012, serving numerous brands including Rejoice, Crest, SK-II, Olay, Pampers, Living Artist and P&G, as well as working in numerous brand operations businesses, including shopper marketing, in-store operations, digital marketing, CRM and e-commerce. He received a bachelor's degree and a master's degree in computer science from Nanjing University.

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

       We believe that our partnership approach has helped us to better manage our business, with the peer nature of the partnership enabling senior managers to collaborate and override bureaucracy and hierarchy. The Alibaba Partnership currently has 36 members. The number of partners in Alibaba Partnership is not fixed and may change from time to time due to the election of new partners, the retirement of partners and the departure of partners for other reasons.

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

  •
  continued service with Alibaba Group, our affiliates and/or certain companies with which we have a significant relationship such as Ant Financial for not less than five years;

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

Partnership Committee

       The partnership committee must consist of at least five partners, including partnership committee continuity members, and is currently comprised of Jack Ma, Joe Tsai, Daniel Zhang, Lucy Peng and Eric Jing. The partnership committee is responsible for administering partner elections and allocating the relevant portion of the annual cash bonus pool for all partner members of management, with any amounts payable to partners who are our executive officers or directors or members of the partnership committee subject to approval of the compensation committee of our board of directors. Either one or two partners may be designated as partnership committee continuity partners, and Jack Ma and Joe Tsai are the initial partnership committee continuity members. Other than partnership committee continuity members, the partnership committee members serve for a term of three years and may serve multiple terms. Elections of partnership committee members are held once every three years. Partnership committee continuity members are not subject to election, and may serve until they cease to be partners, retire from the partnership committee or are unable to discharge duties as partnership committee members as a result of illness or permanent incapacity. A partnership committee continuity partners is either designated by a retiring or, as the case may be, the remaining, partnership committee continuity member. Prior to each election, the partnership committee will nominate a number of partners equal to the number of partnership committee members that will serve in the next partnership committee term plus three additional nominees less the number of the serving partnership committee continuity members. Each partner votes for a number of nominees equal to the number of partnership committee members that will serve in the next partnership committee term less the number of the serving partnership committee continuity members, and all except the three nominees who receive the least votes from the partners are elected to the partnership committee.

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

       Our board of directors currently consists of eleven members, and five of these directors are Alibaba Partnership nominees. Pursuant to its right to nominate or appoint directors as discussed above, the Alibaba Partnership is entitled to nominate or appoint two additional directors to our board, which would increase the total number of directors to thirteen. We have entered into a voting agreement pursuant to which both SoftBank and Altaba have agreed to vote their shares in favor of the Alibaba Partnership director nominees at each annual general shareholders meeting so long as SoftBank owns at least 15% of our outstanding ordinary shares. Accordingly, for so long as SoftBank and Altaba remain substantial shareholders, we expect the Alibaba Partnership nominees will receive a majority of votes cast at any meeting for the election of directors and will be elected as directors. See "Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Transactions and Agreements with SoftBank and Altaba — Voting Agreement."

Current Partners

       The following table sets forth the names, in alphabetical order by surname, and other information regarding the current partners of the Alibaba Partnership as of the date of this annual report.

Name	Age	Gender	Year Joined Alibaba Group	Current position with Alibaba Group or related/affiliated companies
Jingxian CAI ( )	41	M	2000	Senior Researcher
Li CHENG ( )	43	M	2005	Chief Technology Officer, Ant Financial
Trudy Shan DAI ( )	42	F	1999	President, Wholesale Marketplaces
Luyuan FAN ( )	45	M	2007	Chairman and Chief Executive Officer, Alibaba Pictures
Yongxin FANG ( )	44	M	2000	Senior Director, DingTalk
Felix Xi HU ( )	37	M	2007	Deputy Chief Technology Officer, Ant Financial
Simon Xiaoming HU ( )	48	M	2005	President, Alibaba Cloud
Jane Fang JIANG ( )	44	F	1999	Deputy Chief People Officer
Eric Xiandong JING ( )†	45	M	2007	Chairman and Chief Executive Officer, Ant Financial
Zhenfei LIU ( )	46	M	2006	President, AutoNavi
Jack Yun MA ( )†	53	M	1999	Executive Chairman
Xingjun NI ( )	40	M	2003	President, Alipay, Ant Financial
Lucy Lei PENG ( )†	44	F	1999	Chairwoman and Chief Executive Officer, Lazada
Sabrina Yijie PENG ( )	39	F	2000	Vice President, Ant Financial
Xiaofeng SHAO ( )	52	M	2005	Secretary-General
Timothy A. STEINERT	58	M	2007	General Counsel and Secretary
Lijun SUN ( )	41	M	2002	General Manager of Social Responsibility
Judy Wenhong TONG ( )	47	F	2000	Chief People Officer
Joseph C. TSAI ( )†	54	M	1999	Executive Vice Chairman
Jian WANG ( )	55	M	2008	Chairman, Technology Steering Committee
Lei WANG ( )	38	M	2003	Chief Executive Officer, Ele.me
Shuai WANG ( )	43	M	2003	Chairman, Marketing and Public Relations Committee
Winnie Jia WEN ( )	41	F	2007	Vice President, Office of the Chairman
Sophie Minzhi WU ( )	42	F	2000	Chief Customer Officer
Maggie Wei WU ( )	50	F	2007	Chief Financial Officer
Eddie Yongming WU ( )	43	M	1999	Chairman, Alibaba Health
Zeming WU ( )	37	M	2004	Vice President, Tmall Technical Department
Sara Siying YU ( )	43	F	2005	Deputy General Counsel
Yongfu YU ( )	41	M	2014	Head of eWTP Investment Working Group
Ming ZENG ( )	48	M	2006	Chief Strategist
Sam Songbai ZENG ( )	51	M	2012	Senior Vice President, Human Resources, Ant Financial
Jeff Jianfeng ZHANG ( )	45	M	2004	Chief Technology Officer
Daniel Yong ZHANG ( )†	46	M	2007	Chief Executive Officer
Yu ZHANG ( )	48	F	2004	Vice President
Angel Ying ZHAO ( )	44	F	2005	Head of Alibaba Globalization Leadership Group
Jessie Junfang ZHENG ( )	44	F	2010	Chief Risk Officer and Chief Platform Governance Officer

†
Member of the partnership committee.

Bonus Pool

       Our board of directors, acting on the recommendation of our compensation committee, approves an annual cash bonus pool for management of our company (which in fiscal year 2018 comprised over 290 individuals) equal to a percentage of our adjusted pre-tax operating profits. Once the annual cash bonus pool is calculated, our compensation committee will then first determine the proportion to be allocated to the non-partner members of our management. Any remaining portion will then be available for the partner members of our management. The partnership committee will determine the allocation of the relevant portion of the annual cash bonus pool for all partner members of management, with any amounts payable to partners who are our executive officers or directors or members of the partnership committee subject to approval of the compensation committee of our board of directors. We understand that a partner's level of contribution to our business and to the promoting of our mission, vision and values will be a key factor in determining his or her allocation from the bonus pool. A portion of the annual cash bonus pool that is available to the partner members of management may, upon the recommendation of the partnership committee and approval of our compensation committee, be deferred, with the allocations of deferred payment determined by the partnership committee with any amounts payable to our executive officers or directors who are partners or members of the partnership committee subject to approval of the compensation committee of our board of directors. We understand that participation in deferred distributions, other than retirement pension payments funded out of the deferred pool, is conditioned on a partner's continued employment with us, our affiliates and/or certain companies with which we have a significant relationship, such as Ant Financial.

Retirement and Removal

       Partners may elect to retire from the partnership at any time. All partners except continuity partners are required to retire upon reaching the age of sixty or upon termination of their qualifying employment. Jack Ma and Joe Tsai are designated as continuity partners, who may remain partners until they reach the age of seventy (and this age limit may be extended by a majority votes of all partners), elect to retire from the partnership, die or are incapacitated or are removed as partners. Any partner, including continuity partners, may be removed upon the vote of a simple majority of all partners present at a duly-called meeting of partners for violations of certain standards set forth in the partnership agreement, including failure to actively promote our mission, vision and values, fraud, gross misconduct or gross negligence. As with other partners, continuity partners must maintain the shareholding levels required by us of all partners as described below. Partners who retire from the partnership upon meeting certain age and service requirements may be designated as honorably retired partners by the partnership committee. Honorably retired partners may not act as partners, but may be entitled to allocations from the deferred portion of the annual cash bonus pool described below as retirement pension payments. Continuity partners will not be eligible to receive allocations from the annual cash bonus pool if they cease to be our employees even if they remain partners, but may be entitled to receive allocations from the deferred bonus pool if they are honorably retired partners.

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

Alibaba Group Equity Interest Holding Requirements for Partners

       Each of the partners holds his or her equity interests in our company directly as an individual or through his or her affiliates. We have entered into share retention agreements with each partner. These agreements provide that a period of three years from the date on which a person becomes a partner, or for 24 of the existing partners, from January 1, 2014, three of the existing partners, from August 26, 2014, four of the existing partners, from November 25, 2015, four of the existing partners, from January 4, 2017, and one of the existing partners, from January 14, 2018, we require that each partner retain at least 60% of the equity interests (including shares underlying vested and unvested awards) that he or she held on the starting date of the three-year period. Following the initial three-year holding period and for so long as he or she remains a partner, we require that the partner retain at least 40% of the equity interests (including shares underlying vested and unvested awards) that he or she held on the starting date of the initial three-year holding period. Exceptions to the holding period rules described in the share retention agreements must be approved by a majority of the independent directors.

B.    Compensation

Compensation of Directors and Executive Officers

       For fiscal year 2018, we paid and accrued aggregate fees, salaries and benefits (excluding equity-based grants) of up to approximately RMB587 million (US$94 million) to our directors and executive officers as a group and granted 427,000 RSUs to our directors and executive officers.

       The board, acting on the recommendation of our compensation committee, may determine the remuneration to be paid to non-employee directors. We do not provide employee directors with any additional remuneration for serving as directors other than their remuneration as our employees. Pursuant to our service agreements with our directors, neither we nor our subsidiaries provide benefits to directors upon termination of employment. We do not separately set aside any amounts for pensions, retirement or other benefits for our executive officers, other than pursuant to relevant statutory requirements. Management members who are partners of the Alibaba Partnership may receive retirement payments from the deferred portion of the annual cash bonus pool available to the Alibaba Partnership.

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

Equity Incentive Plans

       We have adopted a number of equity incentive plans since our inception. The following equity incentive plans are those currently in effect:

  •
  2011 Equity Incentive Plan, or the 2011 Plan; and

  •
  2014 Post-IPO Equity Incentive Plan, or the 2014 Plan.

       Currently, awards are only available for issuance under our 2014 Plan. If an award under the 2011 Plan terminates, expires or lapses, or is cancelled for any reason, ordinary shares subject to the award become available for the grant of a new award under the 2014 Plan. As of March 31, 2018, there were:

  •
  7,941,140 ordinary shares issuable upon exercise of outstanding options;

  •
  68,854,972 ordinary shares subject to unvested RSUs; and

  •
  29,376,187 ordinary shares authorized for issuance under the 2014 Plan; plus, on April 1, 2015 and each anniversary thereof, an additional amount equal to the lesser of 25,000,000 ordinary shares and such lesser number of ordinary shares determined by our board of directors.

       Our equity incentive plans provide for the granting of incentive and non-statutory options, restricted shares, RSUs, dividend equivalents, share appreciation rights and share payments to any directors, employees, and consultants of ours, our affiliates and certain other companies, such as Ant Financial. Share options and RSUs granted are generally subject to a four-year vesting schedule as determined by the administrator of the respective plans. Depending on the nature and the purpose of the grant, share options and RSUs in general vest 25% upon the first anniversary of the vesting commencement date for annual incentive awards or 50% upon the second anniversary of the vesting commencement date for on-hire awards, and 25% every year thereafter. Certain options and RSUs granted to our senior management members are subject to a six-year pro rata vesting schedule. We believe equity-based awards are vital to attract, motivate and retain our directors, employees and consultants, and those of certain of our affiliates and other companies, such as Ant Financial, and are the appropriate tool to align their interests with our shareholders. Accordingly, we will continue to grant equity-based awards to the employees, consultants and directors of our company, our affiliates and certain other companies as an important part of their compensation packages.

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

       Eligibility.    Any employee, consultant or director of our company, our affiliates or certain other companies, such as Ant Financial, is eligible to receive grants under the equity incentive plans, but only employees of our company, our affiliates and certain other companies, such as Ant Financial, are eligible to receive incentive stock options.

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

       Amendment and termination.    Unless earlier terminated, our equity incentive plans continue in effect for a term of ten years. The board may at any time terminate or amend a plan in any respect, including amendment of any form of any award agreement or instrument to be executed, provided, however, that to the extent necessary and desirable to comply with applicable laws or stock exchange rules, shareholder approval of any amendment to a plan shall be obtained in the manner and to the degree required.

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

Share-based Awards Held by Our Directors and Officers

       The following table summarizes, the outstanding options, RSUs and other rights held as of March 31, 2018 by our directors and executive officers, as well as by their affiliates, under our equity incentive plans, as well as equity held through their investments in our Senior Management Equity Incentive Plan and Partner Capital Investment Plan.

Name	Ordinary shares underlying outstanding options / RSUs / other rights granted or subscribed	Exercise price (US$/Share)	Date of grant(5)	Date of expiration
Jack Yun MA	50,000(2)	—	January 27, 2016	January 27, 2024
	83,334(2)	—	August 10, 2016	August 10, 2024
	75,000(2)	—	May 17, 2017	May 17, 2025
Joseph C. TSAI	1,200,000(1)	5.00	November 12, 2010	—
	30,000(2)	—	January 27, 2016	January 27, 2024
	29,167(2)	—	August 10, 2016	August 10, 2024
	20,000(2)	—	May 17, 2017	May 17, 2025
Daniel Yong ZHANG	*(3)	14.50	July 26, 2013	—
	*(4)	56.00	July 2, 2014	July 2, 2022
	*(2)	—	July 2, 2014	July 2, 2022
	*(4)	87.06	May 10, 2015	May 10, 2023
	*(2)	—	May 10, 2015	May 10, 2023
	*(2)	—	January 27, 2016	January 27, 2024
	*(2)	—	March 17, 2016	March 17, 2024
	*(2)	—	August 10, 2016	August 10, 2024
	*(2)	—	May 17, 2017	May 17, 2025
J. Michael EVANS	*(4)	79.96	July 31, 2015	July 31, 2023
	*(2)	—	July 31, 2015	July 31, 2023
	*(2)	—	August 10, 2016	August 10, 2022
	*(2)	—	May 17, 2017	May 17, 2023
Eric Xiandong JING	*(3)	14.50	July 26, 2013	—
	*(2)	—	July 2, 2014	July 2, 2022
Masayoshi SON	—	—	—	—
Chee Hwa TUNG	*(2)	—	October 28, 2017	October 28, 2023
Walter Teh Ming KWAUK	*(2)	—	October 28, 2017	October 28, 2023
Jerry YANG	*(2)	—	October 28, 2017	October 28, 2023
Börje E. EKHOLM	*(2)	—	June 1, 2015	June 1, 2021
Wan Ling MARTELLO	*(2)	—	October 28, 2017	October 28, 2023

Name	Ordinary shares underlying outstanding options / RSUs / other rights granted or subscribed	Exercise price (US$/Share)	Date of grant(5)	Date of expiration
Maggie Wei WU	*(3)	14.50	July 26, 2013	—
	*(2)	—	July 2, 2014	July 2, 2022
	*(2)	—	January 27, 2016	January 27, 2024
	*(2)	—	August 10, 2016	August 10, 2024
	*(2)	—	May 17, 2017	May 17, 2025
Judy Wenhong TONG	*(3)	14.50	July 26, 2013	—
	*(2)	—	July 2, 2014	July 2, 2022
	*(2)	—	May 17, 2017	May 17, 2025
Jeff Jianfeng ZHANG	*(3)	14.50	July 26, 2013	—
	*(2)	—	July 2, 2014	July 2, 2022
	*(4)	69.54	January 27, 2016	January 27, 2024
	*(2)	—	January 27, 2016	January 27, 2024
	*(2)	—	August 10, 2016	August 10, 2024
	*(2)	—	May 17, 2017	May 17, 2025
Sophie Minzhi WU	*(3)	14.50	July 26, 2013	—
	*(2)	—	July 2, 2014	July 2, 2022
	*(2)	—	January 27, 2016	January 27, 2024
	*(2)	—	August 10, 2016	August 10, 2024
Timothy A. STEINERT	*(1)	5.00	November 12, 2010	—
	*(3)	14.50	July 26, 2013	—
	*(2)	—	July 2, 2014	July 2, 2022
	*(2)	—	January 27, 2016	January 27, 2024
	*(2)	—	August 10, 2016	August 10, 2024
	*(2)	—	May 17, 2017	May 17, 2025
Jessie Junfang ZHENG	*(2)	—	May 22, 2014	May 22, 2020
	*(2)	—	August 21, 2014	August 21, 2020
	*(2)	—	August 21, 2015	August 21, 2021
	*(3)	23.00	May 23, 2016	May 23, 2027
	*(2)	—	August 10, 2016	August 10, 2024
	*(2)	—	May 17, 2017	May 17, 2025
Angel Ying ZHAO	*(2)	—	August 21, 2014	August 21, 2020
	*(2)	—	August 21, 2015	August 21, 2021
	*(3)	23.00	May 23, 2016	May 23, 2027
Chris Pen-hung TUNG	*(4)	67.28	February 21, 2016	February 21, 2022
	*(2)	—	February 21, 2016	February 21, 2022
	*(2)	—	May 17, 2017	May 17, 2023
Simon Xiaoming HU	*(3)	14.50	July 26, 2013	—
	*(2)	—	July 2, 2014	July 2, 2022
	*(2)	—	January 27, 2016	January 27, 2024
	*(2)	—	August 10, 2016	August 10, 2024
	*(2)	—	November 15, 2016	November 15, 2024
	*(2)	—	May 17, 2017	May 17, 2025

Name	Ordinary shares underlying outstanding options / RSUs / other rights granted or subscribed	Exercise price (US$/Share)	Date of grant(5)	Date of expiration
Trudy Shan DAI	*(3)	14.50	July 26, 2013	—
	*(2)	—	July 2, 2014	July 2, 2022
	*(2)	—	January 27, 2016	January 27, 2024
	*(2)	—	August 10, 2016	August 10, 2024
	*(2)	—	May 17, 2017	May 17, 2025
Weidong YANG	*(2)	—	November 15, 2016	November 15, 2022
	*(2)	—	May 22, 2017	May 22, 2023
Fan JIANG	*(2)	—	May 22, 2014	May 22, 2020
	*(2)	—	August 21, 2014	August 21, 2020
	*(2)	—	August 21, 2015	August 21, 2021
	*(2)	—	May 16, 2016	May 16, 2022
	*(2)	—	May 22, 2017	May 22, 2023
	*(2)	—	October 1, 2017	October 1, 2023
Jie JING	*(2)	—	October 5, 2015	October 5, 2021
	*(2)	—	May 16, 2016	May 16, 2022
	*(2)	—	May 22, 2017	May 22, 2023

*
The options, RSUs and other rights to acquire ordinary shares in aggregate held by each of these directors and executive officers and their affiliates represent less than 1% of our total outstanding shares.
(1)
Represents rights under the Senior Management Equity Incentive Plan subscribed for at a subscription price of US$0.50 per preference share in 2010.
(2)
Represents RSUs.
(3)
Represents rights under the Partner Capital Investment Plan. See note 8(c) to our audited consolidated financial statements included elsewhere in this annual report for further information.
(4)
Represents options.
(5)
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

C.    Board Practices

Nomination and Terms of Directors

       Pursuant to our articles of association, our board of directors is classified into three classes of directors designated as Group I, Group II and Group III, each generally serving a three-year term unless earlier removed. The Group I directors currently consist of Joe Tsai, Michael Evans, Eric Jing and Börje Ekholm; the Group II directors currently consist of Daniel Zhang, Chee Hwa Tung, Jerry Yang and Wan Ling Martello; and the Group III directors currently consist of Jack Ma, Masayoshi Son and Walter Kwauk. The terms of office of the current Group I, Group II and Group III directors will expire, respectively, at our 2018 annual general meeting, 2019 annual general meeting and 2020 annual general meeting. Unless otherwise determined by the shareholders in a general meeting, our board will consist of not less than nine directors for so long as SoftBank has a director nomination right. The Alibaba Partnership has the exclusive right to nominate up to a simple majority of our board of directors, and SoftBank has the right to nominate one director for so long as SoftBank owns at least 15% of our outstanding shares. If at any time our board of directors consists of less than a simple majority of directors nominated or appointed by the Alibaba Partnership for any reason, including because a director previously nominated by the Alibaba Partnership ceases to be a member of our board of directors or because the Alibaba Partnership had previously not exercised its right to nominate or appoint a simple majority of our board of directors, the Alibaba Partnership shall be entitled (in its sole discretion) to appoint such number of additional directors to the board as necessary to ensure that the directors nominated or appointed by the Alibaba Partnership comprise a simple majority of our board of directors. The remaining members of the board of directors will be nominated by the nominating and corporate governance committee of the board. Director nominees will be elected by the simple majority vote of shareholders at our annual general meeting.

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

       For additional information, see "Item 6. Directors, Senior Management and Employees — A. Directors and Senior Management — Alibaba Partnership" and "Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Transactions and Agreements with SoftBank and Altaba — Voting Agreement."

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

Committee Observer

       In accordance with our articles and the voting agreement entered into among us, Jack Ma, Joe Tsai, SoftBank and Altaba, we have agreed that the director nominated by SoftBank is entitled to receive notices and materials for all meetings of our committees and to join as an observer in meetings of the audit committee, the compensation committee, the nominating and corporate governance committee and/or our other board committees we may establish upon notice to the relevant committee.

D.    Employees

Employees

       As of March 31, 2016, 2017 and 2018, we had a total of 36,446, 50,097 and 66,421 full-time employees, respectively. Substantially all of our employees are based in China.

       The following table sets out the breakdown of our full-time employees by functions as of March 31, 2018:

Function	Number of employees(1)(2)	% of total employees(1)
Operations and customer service	24,964	37.6%
Research and development	24,820	37.3%
Sales and marketing	10,143	15.3%
General and administrative	6,494	9.8%

Total	66,421	100.0%

(1)
The number of employees presented in this table does not include third-party consultants and contractors that we employ from time to time.
(2)
Our total number of employees increased to 66,421 as of March 31, 2018 from 50,097 as of March 31, 2017, primarily due to our recent acquisitions and our organic business growth.

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

ITEM 7    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    Major Shareholders

       The following table sets forth information with respect to beneficial ownership of our ordinary shares as of July 18, 2018 by:

  •
  each of our directors and executive officers;

  •
  our directors and executive officers as a group; and

  •
  each person known to us to beneficially own 5% and more of our ordinary shares.

       Beneficial ownership is determined in accordance with the rules and regulations of the SEC and includes the power to direct the voting or the disposition of the securities or to receive the economic benefit of the ownership of the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of this annual report, including through the exercise of any option or other right and the vesting of restricted shares. These shares, however, are not included in the computation of the percentage ownership of any other person. The calculations of percentage ownership in the table below are based on 2,592,184,258 ordinary shares outstanding as of July 18, 2018.

Name	Ordinary shares beneficially owned	Percent
Directors and Executive Officers:
Jack Yun MA(1)	167,159,739	6.4%
Joseph C. TSAI(2)	59,316,886	2.3%
Daniel Yong ZHANG	*	*
J. Michael EVANS	*	*
Eric Xiandong JING	*	*
Masayoshi SON	—	—
Chee Hwa TUNG	*	*
Walter Teh Ming KWAUK	*	*
Jerry YANG	*	*
Börje E. EKHOLM	*	*
Wan Ling MARTELLO	*	*
Maggie Wei WU	*	*
Judy Wenhong TONG	*	*
Jeff Jianfeng ZHANG	*	*
Sophie Minzhi WU	*	*
Timothy A. STEINERT	*	*
Jessie Junfang ZHENG	*	*
Angel Ying ZHAO	*	*
Chris Pen-hung TUNG	*	*
Simon Xiaoming HU	*	*
Trudy Shan DAI	*	*
Weidong YANG	*	*
Fan JIANG	*	*
Jie JING	*	*
All directors and executive officers as a group	247,552,556	9.5%
Greater than 5% Beneficial Owners:
SoftBank(3)	746,998,571	28.8%
Altaba(4)	383,565,416	14.8%

Notes:

*
This person beneficially owns less than 1% of our outstanding ordinary shares.
(1)
Represents (i) 343,333 ordinary shares held directly by Jack Ma, (ii) 35,000,000 ordinary shares held by APN Ltd., a Cayman Islands company with its registered address at Fourth Floor, One Capital Place, P.O. Box 847, Grand Cayman, KY1-1103, Cayman Islands, in which Jack holds a 70% equity interest, which ordinary shares, together with Jack's equity interest in APN Ltd., have been pledged to us to support certain obligations under the 2014 SAPA, (iii) 12,073,921 ordinary shares held by Yun Capital Limited, a British Virgin Islands company with its registered address at Woodbourne Hall, Road Town, Tortola, British Virgin Islands, which has granted Jack a revocable proxy over such shares and which is wholly-owned by The Jack Ma Philanthropic Foundation, (iv) 12,073,921 ordinary shares held by Ying Capital Limited, a British Virgin Islands company with its registered address at Woodbourne Hall, Road Town, Tortola, British Virgin Islands, which has granted Jack a revocable proxy over such shares and which is wholly owned by The Jack Ma Philanthropic Foundation, (v) 54,367,988 ordinary shares held by JC Properties Limited, a British Virgin Islands company with its registered address at Woodburne Hall, Road Town Tortola, British Virgin Islands, which is wholly-owned by a trust established for the benefit of Jack and his family and (vi) 53,300,576 ordinary shares held by JSP Investment Limited, a British Virgin Islands company with the address of P.O. Box 916, Woodbourne Hall, Road Town, Tortola, British Virgin Islands, which is wholly-owned by a trust established for the benefit of Jack and his family. Excludes shares held by SoftBank representing SoftBank's share ownership in excess of 30% of our outstanding ordinary shares as of the most recent record date with respect to any shareholders action and up to 121,500,000 ordinary shares held by Altaba, over which Jack and Joe will share voting power pursuant to the voting agreement that we, Jack, Joe, SoftBank and Altaba entered into as described in "Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Transactions and Agreements with Altaba and SoftBank — Voting Agreement." Jack has historically voted the ordinary shares held by the family trusts and he is deemed a beneficial owner of the ordinary shares held by the family trusts. Jack does not have any pecuniary interests in the 24,147,842 ordinary shares held by Yun Capital Limited and Ying Capital Limited. Jack's business address is 969 West Yi Road, Yu Hang District, Hangzhou 311121, the People's Republic of China.

(2)
Represents (i) 1,605,463 ordinary shares held directly by Joe Tsai, (ii) 15,000,000 ordinary shares held by APN Ltd., in which Joe holds a 30% equity interest and serves as a director, which ordinary shares, together with Joe's equity interest in APN Ltd., have been pledged to us to support certain obligations under the 2014 SAPA, (iii) 5,982,293 ordinary shares held by Joe and Clara Tsai Foundation Limited, a company incorporated under the law of the Island of Guernsey with its registered address at Helvetia Court, South Esplanade, St. Peter Port, Guernsey GY1 4EE, that has granted Joe a revocable proxy over such shares and which is wholly-owned by Joe and Clara Tsai Foundation, (iv) 18,405,952 ordinary shares and 1,200,000 ordinary shares underlying preferred shares of Alternate Solutions Management Limited, in each case held by Parufam Limited, a Bahamas corporation with its registered address at Suite 200B, 2nd Floor, Centre of Commerce, One Bay Street, P.O. Box N-3944, Nassau, Bahamas, and over which, Joe, as a director of Parufam Limited, has been delegated sole voting and disposition power and (v) 17,123,178 ordinary shares held by PMH Holding Limited, a British Virgin Islands corporation with its registered address at Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands, and over which, Joe, as sole director of PMH Holding Limited, has voting and dispositive power. Excludes shares held by SoftBank representing SoftBank's share ownership in excess of 30% of our outstanding ordinary shares as of the most recent record date with respect to any shareholders action and up to 121,500,000 ordinary shares held by Altaba, over which Joe and Jack will share voting power pursuant to the voting agreement that we, Jack, Joe, SoftBank and Altaba have entered into as described in "Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Transactions and Agreements with Altaba and SoftBank — Voting Agreement." Joe does not have any pecuniary interests in the 5,982,293 ordinary shares held by Joe and Clara Tsai Foundation Limited. Joe's business address is c/o Alibaba Group Services Limited, 26/F Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong S.A.R.
(3)
Represents (i) 475,934,571 ordinary shares owned by SoftBank Group Corp. with its registered office at 1-9-1 Higashi-Shimbashi Minato-ku, Tokyo 105-7303, Japan, (ii) 15,000,000 ordinary shares owned by SBBM Corporation with its registered office at 1-9-1 Higashi-Shimbashi Minato-ku, Tokyo 105-7303, Japan, (iii) 86,064,000 ordinary shares owned by West Raptor Holdings, LLC with its registered office at 251 Little Falls Drive, Wilmington, New Castle County, DE 19808, and (iv) 170,000,000 ordinary shares owned by Skywalk Finance GK with its registered office at 1-9-1, Higashi-Shimbashi, Minato-ku, Tokyo, Japan.
(4)
Represents (i) 92,626,716 ordinary shares held by U.S. Bank National Association for the benefit of Altaba Inc. with its registered office at 140 East 45th Street, 15th Floor, New York, NY 10017, the United States, (ii) 262,938,700 ordinary shares held by U.S. Bank National Association for the benefit of Altaba Holdings Hong Kong Limited with its registered office at 15/F Caroline Centre, 28 Yun Ping Road, Causeway Bay, Hong Kong S.A.R. and (iii) 28,000,000 ordinary shares held by U.S. Bank National Association for the benefit of Altaba HK MC Limited with its registered office at Level 12, 28 Hennessey Road, Wanchai, Hong Kong. Altaba Inc., formerly known as Yahoo! Inc., is a public company listed on the NASDAQ Global Select Market.

       We have one class of ordinary shares, and each holder of our ordinary shares is entitled to one vote per share.

       As of July 18, 2018, 2,592,184,258 of our ordinary shares were outstanding. To our knowledge, 1,669,625,497 ordinary shares, representing approximately 64% of our total outstanding shares, were held by 128 record shareholders with registered addresses in the United States, including brokers and banks that hold securities in street name on behalf of their customers. We are not aware of any arrangement that may at a subsequent date, result in a change of control of our company.

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

       We have also adopted a related party transaction policy to which all of our directors, senior management and other key management personnel, all close family members (as defined in the policy) of the foregoing individuals, Ant Financial and its subsidiaries as well as the Alibaba Partnership and certain other related entities are subject. This policy is intended to supplement the procedures set forth in our code of business conduct and our other corporate governance policies and does not exempt any person from more restrictive provisions that may exist in our existing procedures and policies.

       This related party transaction policy provides, among other things, that, unless otherwise pre-approved by our board of directors:

  •
  each related party transaction, and any material amendment or modification to a related party transaction, shall be adequately disclosed to, and reviewed and approved or ratified by, our audit committee or any committee composed solely of disinterested independent directors or by the disinterested members of such committee; and

  •
  any employment relationship or similar transaction involving our directors or senior management of our company and any related compensation shall be approved by the disinterested members of our compensation committee or recommended by the disinterested members of the compensation committee to our board for its approval.

       Our related party transaction policy, code of business conduct and our other corporate governance policies are subject to periodic review and revision by our board.

Summary of Major Related Party Transactions

       As disclosed in greater details in the following paragraphs, the table below summarizes the major related party transactions in fiscal years 2016, 2017 and 2018.

Related Party	Transaction Description
SoftBank	Voting agreement among us, Jack Ma, Joe Tsai, SoftBank and Altaba which, among others, provides that SoftBank, Altaba, Jack Ma and Joe Tsai will vote their shares in favor of the Alibaba Partnership director nominees, and provides SoftBank with the right to nominate a director
We repurchased our ordinary shares from SoftBank
Various investments involving SoftBank
Altaba

Voting agreement among us, Jack Ma, Joe Tsai, SoftBank and Altaba which, among others, provides that SoftBank, Altaba, Jack Ma and Joe Tsai will vote their shares in favor of the Alibaba Partnership director nominees, and provides SoftBank with the right to nominate a director

Ant Financial and its affiliates	Alipay provides payment and escrow services to us
2014 SAPA, which was subsequently amended in 2018 and provides a series of transactions, including our acquisition of an equity interest in Ant Financial

2014 IPLA, which was subsequently amended in 2018 and provides that we and our subsidiaries license to Ant Financial and/or its subsidiaries certain intellectual property rights and provide various software technology services, and Ant Financial pays us profit share payments

We, Ant Financial, our controlled affiliates and certain other affiliates, contribute all data collected or generated (subject to applicable law, industry rules and contractual requirements) to a data platform that we operate and maintain, and to which all of the full data sharing participants will have access

We and Ant Financial cooperate with each other with respect to the enforcement of each other's rights and the provision of certain financial services to our customers and merchants in connection with the SME loan business

We granted Ant Financial a license for it to continue to use certain trademarks and domain names
We and Ant Financial provide certain administrative and support services to each other and our respective affiliates
We and Ant Financial provide various other services to each other
Various investments involving Ant Financial

We have granted options and awarded RSUs to acquire our ordinary shares to employees of Ant Financial and its subsidiaries; Junhan, a major equity holder of Ant Financial, has granted to our employees certain share-based awards that are similar to share appreciation awards linked to the valuation of Ant Financial; Ant Financial, through a wholly-owned subsidiary, has granted certain RSU awards to our employees

Related Party	Transaction Description
Alibaba Pictures	Alibaba Pictures purchased our online movie ticketing business and movie and TV series financing platform
Jack Ma, Joe Tsai, and J. Michael Evans	We agreed to assume the cost of maintenance, crew and operation of the personal aircrafts of these directors and officers where the cost is allocated for business purposes
Investment funds affiliated with Jack Ma	Various investments involving investment funds affiliated with Jack Ma
Jack Ma	Jack made certain commitments to us

In connection with strengthening our strategic cooperation with Wasu, we entered into financing arrangements with a limited partner of a PRC limited partnership that invested in Wasu. A company controlled by Jack Ma serves as one of the general partners of the PRC limited partnership.

Cainiao Network	We disposed a wholly-owned subsidiary to Cainiao Network
Cainiao Network provides logistics services to us
We provide Cainiao Network with various administrative and support services
Weibo	Weibo provides us with certain marketing services
We provide Weibo with certain cloud computing services
Equity investees

We have commercial arrangements with certain of our equity investees and other related parties to provide and receive certain marketing, logistics, traffic acquisition, cloud computing and other services, as well as, after Cainiao Network became one of our consolidated subsidiaries, logistics services provided by our equity investees to Cainiao Network

Variable interest entities and variable interest entity equity holders	We operate certain of our businesses in China through contractual arrangements between our wholly-foreign owned enterprises, our variable interest entities and variable interest entity equity holders
Directors and executive officers	We entered into indemnification agreements with our directors and executive officers
We entered into employment agreements with our directors and executive officers
We grant equity incentive awards to our directors and executive officers

       The following table summarizes the services fees paid to certain related parties in fiscal years 2016, 2017 and 2018.

		Year Ended March 31,
Related Party	Transaction	2016	2017	2018
		RMB	RMB	RMB	US$
		(in millions)
Ant Financial and its affiliates	Payment processing and escrow services fee	4,898	5,487	6,295	1,004
	Administrative and support services	56	15	84	13
	Marketing support services in connection with membership management and other services	243	937	1,810	289
Cainiao Network	Logistics service fee	2,370	4,444	3,437	548
Weibo	Marketing service fee	715	340	615	98

       Certain of our equity investees have entered into commercial arrangements with Cainiao Network in connection with certain logistics services they provide to Cainiao Network. In fiscal year 2018, following our consolidation of Cainiao Network in our financial statements, we incurred costs and expenses of RMB5,608 million (US$894 million) for such logistics services, accounting for 3.2% of our costs and expenses in fiscal 2018. Other than the foregoing, the aggregate service fees we paid to other related parties accounted for less than 1% of total cost and expenses in each of fiscal years 2016, 2017 and 2018.

       The following table summarizes the services fees received from related parties in fiscal year 2016, 2017 and 2018.

		Year Ended March 31,
Related Party	Transaction	2016	2017	2018
		RMB	RMB	RMB	US$
		(in millions)
Ant Financial	Software technology services fee and license fee	1,122	2,086	3,444	549
	Reimbursement payment for software technology services fee	274	245	37	6
Ant Financial and its affiliates	Annual fee for SME loan business	708	847	956	152
	Administrative and support services	670	531	676	108
	Marketplace software technology services fee	246	409	497	79
	Cloud computing services fee	104	264	482	77
	Others	66	90	524	84
	Reimbursement payment for options and RSUs(1)	113	54	5	1
Cainiao Network	Administrative and support service fee	86	152	123	20
Weibo	Cloud computing service fee	38	105	223	36

Note:

(1)
We entered into agreements with Ant Financial under which we will receive reimbursements for options and RSUs relating to our ordinary shares granted to the employees of Ant Financial and its subsidiaries during the period from December 14, 2011 to March 31, 2014. Grants of options and RSUs made subsequent to March 31, 2014 are not subject to these reimbursement arrangements.

       Other than the related party transactions summarized above, the aggregate payments we received from other related parties accounted for less than 1% of total revenue in each of the fiscal years 2016, 2017 and 2018.

Transactions and Agreements with SoftBank and Altaba

Voting Agreement

       We have entered into a voting agreement with Jack Ma, Joe Tsai, SoftBank and Altaba, which provides SoftBank with the right to nominate one director to our board of directors who will, subject to certain conditions, have the right to receive notices and materials for all meetings of our committees and to join these meetings as an observer, which rights are also reflected in our memorandum and articles of association. These nomination rights will terminate when SoftBank's shareholding declines below 15% of our outstanding shares. The voting agreement also contains provisions to the effect that:

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
  Altaba agrees to:

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

  •
  each party to the voting agreement will use its commercially reasonable efforts to cause any other person with whom it jointly files a statement (or an amendment to a statement) on Schedule 13D or Schedule 13G pursuant to the Exchange Act to become a party to the voting agreement and vote its shares in favor of SoftBank's and the Alibaba Partnership's director nominees pursuant to the foregoing; and

  •
  SoftBank and Altaba will receive certain information rights in connection with the preparation of their financial statements.

       SoftBank's and Altaba's proxy obligations described in clause (ii) in the first bullet and the third bullet above, respectively, shall (a) not apply in respect of any proposal submitted to our shareholders that may result in an issuance of shares or other equity interests of us, including securities exchangeable or convertible into shares, that would increase the amount of our then-outstanding shares by 3% or more and (b) terminate when Jack owns less than 1% of our outstanding shares on a fully diluted basis or if we materially breach the voting agreement.

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

Investments Involving SoftBank

       We have invested in businesses in which SoftBank is a shareholder or co-invested with SoftBank in other businesses. SoftBank has also invested in businesses in which we or our controlled entities are shareholders. For instance, in June 2015, we announced that we agreed to invest in SoftBank's robotics business. In April 2017, SoftBank participated in a new round of equity financing completed by Didi Chuxing, in which we hold an equity interest. In September 2017, we sold a portion of our investment in Didi Chuxing to SoftBank for cash consideration of US$639 million. We may continue to co-invest with SoftBank, invest in businesses in which SoftBank is already an existing investor, and may also bring SoftBank as an investor into our new businesses or businesses in which we are an existing investor.

Agreements and Transactions Related to Ant Financial and Its Subsidiaries

Ownership of Ant Financial and Alipay

       We originally established Alipay in December 2004 to operate our payment services business. In June 2010, the PBOC issued new regulations that required non-bank payment companies to obtain a license in order to operate in China. These regulations provided specific guidelines for license applications only for domestic PRC-owned entities. These regulations stipulated that, in order for any foreign-invested payment company to obtain a license, the scope of business, the qualifications of any foreign investor and any level of foreign ownership would be subject to future regulations to be issued, which in addition would require approval by the PRC State Council. Further, the regulations required that any payment company that failed to obtain a license must cease operations by September 1, 2011. Although Alipay was prepared to submit its license application in early 2011, at that time the PBOC had not issued any guidelines applicable to license applications for foreign-invested payment companies. In light of the uncertainties relating to the license qualification and application process for a foreign-invested payment company, our management determined that it was necessary to restructure Alipay as a company wholly-owned by PRC citizens in order to avail Alipay of the specific licensing guidelines applicable only to domestic PRC-owned entities. Accordingly, we divested all of our interest in and control over Alipay in 2011, which resulted in deconsolidation of Alipay from our financial statements. This action enabled Alipay to obtain a payment business license in May 2011 without delay and without any detrimental impact to our China retail marketplaces or to Alipay.

       Following the divestment of our interest in and control over Alipay, effective in the first calendar quarter of 2011, the ownership structure of Alipay's parent entity, Ant Financial, was changed such that Jack Ma held a substantial majority of the equity ownership interest in Ant Financial. The ownership structure of Ant Financial has subsequently been further restructured. Ant Financial has also completed several rounds of equity financing. On February 1, 2018, pursuant to the 2014 SAPA, we agreed to acquire a 33% equity interest in Ant Financial through an onshore PRC subsidiary and terminate the profit share payments that we currently receive from Ant Financial, subject to the receipt of the necessary PRC regulatory approvals and the satisfaction of other conditions set forth in the 2018 SAPA. As of the date of this annual report, approximately 42.46% of Ant Financial's equity interest is held by Junhan, approximately 32.14% of its equity interest is held by Junao and approximately 25.40% of its equity interest is held by other shareholders.

       Economic interests of Ant Financial through Junhan are owned by Jack Ma, Simon Xie and other employees of our company and Ant Financial and its affiliates and investee companies. These economic interests are in the form of limited partnership interests and interests similar to share appreciation rights tied to potential appreciation in the value of Ant Financial. The economic interests in Junao are held in the form of limited partnership interests by certain members of the Alibaba Partnership.

       We understand that it is the intention of the shareholders of Ant Financial that:

  •
  Jack Ma's direct and indirect economic interest in Ant Financial will be reduced over time to a percentage that does not exceed his and his affiliates' interest in our company as of the time immediately prior to the completion of our initial public offering (the percentage of our ordinary shares Jack and his affiliates beneficially owned immediately prior to the completion of our initial public offering was 8.8%) and that this reduction will be caused in a manner by which neither Jack nor any of his affiliates would receive any economic benefit. See "— Commitments of Jack Ma to Alibaba Group." We have been informed by Ant Financial that the proposed reduction of Jack's economic interest is expected to be accomplished through a combination of future equity-based incentive awards to employees and dilutive issuances of equity in Ant Financial, among others;

  •
  from time to time, additional economic interests in Ant Financial in the form of interests similar to share appreciation rights issued by Junhan will be transferred to employees of Ant Financial and our employees; and

  •
  Ant Financial will raise equity capital from investors in the future in order to finance its business expansion, with the effect that the shareholding of Junao and Junhan in Ant Financial will be reduced through dilution (the amount of dilution would depend on future valuations and the amount of equity capital to be raised), but it is the intention that the combined ownership of Junao and Junhan will continue to constitute a majority of the outstanding equity interests of Ant Financial (prior to the closing of our acquisition of a 33% equity interest in Ant Financial).

       Jack Ma is able to exercise the voting power of Junao and Junhan as the major shareholders of Ant Financial because the general partner of both Junao and Junhan is an entity 100% owned by him.

Our Commercial Arrangements with Ant Financial and Alipay

       After the divestment of our interest in and control over Alipay, we entered into a framework agreement in July 2011, or the 2011 framework agreement, with SoftBank, Altaba, Alipay, Ant Financial, Jack Ma and Joe Tsai and certain of their affiliates. At the same time, we also entered into various implementation agreements that included a commercial agreement, or the Alipay commercial agreement, an intellectual property license and software technology service agreement, or the 2011 IPLA, and a shared services agreement, which together governed our financial and commercial relationships with Ant Financial and Alipay.

  Alipay Commercial Agreement

       Under the Alipay commercial agreement among us, Alipay and Ant Financial, which agreement still remains in place following the 2014 restructuring and the 2018 amendments to our agreements with Ant Financial, each as described below, Alipay provides payment processing and escrow services to us. These services enable settlement of transactions on our marketplaces through a secure payment platform and escrow process. We pay Alipay a fee for these services on terms that are preferential to us. These preferential terms enable us, with certain exceptions, to make available basic payment processing and escrow services to consumers and merchants on our marketplaces free of charge. We believe that these services provide us with a competitive advantage that otherwise would be diminished without the preferential terms of the Alipay commercial agreement.

       The fees that we pay Alipay are based on fee rates and actual payment volumes processed on our marketplaces. The fee rates reflect, among other things, Alipay's bank-processing costs and operating costs allocable to the services provided to us, and accordingly are subject to adjustment on an annual basis to the extent these costs increase or decline. In connection with the 2014 restructuring, the Alipay commercial agreement was amended to provide that, a special independent committee formed by our independent directors and the director designated by SoftBank, or the Independent Committee, must approve the fee rates in advance on an annual basis. The fee rates for the immediately preceding year remain in effect until such time as such annual approval by the Independent Committee has been obtained. In fiscal years 2016, 2017 and 2018, service fees in connection with the payment services provided by Alipay amounted to RMB4,898 million, RMB5,487 million and RMB6,295 million (US$1,004 million), respectively, under this agreement. The Alipay commercial agreement has an initial term of 50 years, and is automatically renewable for further periods of 50 years, subject to our right to terminate at any time upon one year's prior written notice. If the Alipay commercial agreement is required by applicable regulatory authorities, including under stock exchange listing rules, to be modified in certain circumstances, a one-time payment may be payable to us by Ant Financial to compensate us for the impact of the adjustment. Certain conforming amendments were made to the Alipay commercial agreement as part of the 2018 amendments to our agreements with Ant Financial and Alipay described below.

2014 Restructuring of Our Relationship with Ant Financial and Alipay and 2018 Amendments

       On August 12, 2014, we entered into a share and asset purchase agreement, or the 2014 SAPA, and entered into or amended certain ancillary agreements including an amendment and restatement of the 2011 IPLA, or the 2014 IPLA. Pursuant to these agreements, we restructured our relationships with Ant Financial and Alipay, its wholly-owned subsidiary, and terminated the 2011 framework agreement. On February 1, 2018, we amended both the 2014 SAPA, the amended version of which we refer to as the 2018 SAPA, and the Alipay commercial agreement, and agreed with Ant Financial and certain other parties on forms of certain ancillary agreements, including an amendment and restatement of the 2014 IPLA, or the 2018 IPLA. The 2018 amendments were entered into to facilitate our planned acquisition of a 33% equity interest in Ant Financial, and the forms of certain ancillary agreements will be entered into and/or become effective upon the closing of our acquisition of such equity interest.

       Apart from the amended provisions described below, the key terms of our agreements with Ant Financial and Alipay from the 2014 Restructuring remain substantially unchanged.

2014 Share and Asset Purchase Agreement

  Sale of SME Loan Business and Certain Other Assets

       Pursuant to the 2014 SAPA, we agreed to sell certain securities and assets primarily relating to our SME loan business and other related services to Ant Financial. The sale was completed in February 2015. In addition, pursuant to software system use and service agreements relating to the know-how and related intellectual property that we agreed to sell together with the SME loan business and related services, we will receive annual fees for a term of seven years. These fees, which are recognized as other revenue, are determined as follows: for calendar years 2015 to 2017, the entities operating the SME loan business paid an annual fee equal to 2.5% of the average daily balance of the SME loans provided by these entities, and in calendar years 2018 to 2021, these entities will pay an annual fee equal to the amount of the fees paid in calendar year 2017. In fiscal years 2016, 2017 and 2018, the annual fees we received from Ant Financial and its affiliates in connection with the SME loan business amounted to RMB708 million, RMB847 million and RMB956 million (US$152 million), respectively.

       For regulatory reasons, we retained approximately RMB1,225 million of the existing SME loan portfolio upon the completion of the transfer of the SME loan business. These loans have been repaid. We will not conduct any new SME loan business going forward.

  Planned Issuance of Equity Interest

       Pursuant to the 2014 SAPA, we are entitled to receive up to a 33% equity interest in Ant Financial under certain circumstances. To facilitate our acquisition of equity interest in Ant Financial contemplated under the 2014 SAPA, the 2018 SAPA provides that Ant Financial will issue new securities to us representing a 33% equity interest in Ant Financial, subject to the receipt of the necessary PRC regulatory approvals and the satisfaction of other conditions set forth in the 2018 SAPA. Upon closing, we will hold our equity interest in Ant Financial through an onshore PRC subsidiary. We expect the planned acquisition of the 33% equity interest in Ant Financial will strengthen our strategic relationship pursuant to the series of agreements reached with Ant Financial in 2014.

       Under the 2014 SAPA and the 2018 SAPA, the consideration we are required to pay to acquire the 33% equity interest in Ant Financial will be fully funded by payments from Ant Financial and its subsidiaries to us in consideration for certain intellectual property and assets that we will transfer at the closing of the equity issuance. Ant Financial may elect to defer certain offshore transfer payments, in which case our obligations to pay corresponding consideration for the equity issuance will also be deferred. If we have made all our outstanding equity issuance consideration payments at a time when Ant Financial has not made all corresponding transfer payments to us, for example to facilitate an Ant Financial or Alipay qualified IPO process, Ant Financial or its relevant subsidiaries will issue interest-bearing promissory notes to our transferor entities in respect of the transfer payments unpaid at such time. In any event, Ant Financial must complete all outstanding transfer payments to us, or settle all related promissory notes, by the earlier of (i) the first anniversary of an Ant Financial IPO meeting certain minimum criteria for a qualified IPO set forth in the 2018 SAPA, and (ii) the fifth anniversary of the equity issuance closing.

       As a condition to these transfers, at the closing of the equity issuance we will enter into a cross license agreement with Ant Financial providing for a license of certain patents and software by Ant Financial to us (ensuring our continued right to use those transferred patents and software), and by us to Ant Financial. The large majority of the intellectual property and assets to be transferred as part of these arrangements was previously planned to be transferred to Ant Financial pursuant to the 2014 SAPA.

       Upon closing of the equity issuance, we will enter into the 2018 IPLA and the profit share payments under the 2014 IPLA will automatically terminate. For more information, see "Alipay Intellectual Property License and Software Technology Services Agreement" below.

  Removal of Liquidity Event Payment Obligation

       Under the 2014 SAPA, in the event of a qualified IPO of Ant Financial or Alipay, if we had not acquired equity interest in Ant Financial prior to the closing of such IPO, we were entitled, at our election, to receive a one-time liquidity event payment equal to 37.5% of the equity value, immediately prior to the qualified IPO, of Ant Financial as a whole. If we had acquired equity interest in Ant Financial, but in an aggregate amount less than 33%, the percentage of Ant Financial's equity value used to calculate such liquidity event payment would be adjusted proportionately.

       In lieu of receiving the liquidity event payment, we could instead elect to receive profit share payments under the 2014 IPLA described below in perpetuity, subject to the receipt of regulatory approvals, including under applicable stock exchange listing rules, required to permit continuation of the profit share payments following a qualified IPO of Ant Financial or Alipay. If we so elected, in connection with a qualified IPO, Ant Financial would have been required to use its commercially reasonable efforts to obtain these regulatory approvals. If these approvals were not obtained, then Ant Financial would have been obligated to pay us the liquidity event payment described above.

       The 2018 SAPA no longer provides for this liquidity event payment, as we have agreed to acquire the entire 33% equity interest in Ant Financial at the closing of the equity issuance. If the equity issuance does not close, the 2014 SAPA and the liquidity event payment obligation will be restored, as discussed below under "— Regulatory Unwind and Long-Stop Date" below.

       Jack Ma and Joe Tsai contributed 35,000,000 and 15,000,000 of our ordinary shares held by them to APN Ltd., a vehicle they established to hold these shares. The shares of APN Ltd., as well as the 50,000,000 ordinary shares in us held by APN Ltd., were pledged to us to secure the liquidity event payment and certain other obligations of Ant Financial under the 2014 SAPA and the Alipay commercial agreement, as well as the direct liability of APN Ltd. for up to US$500 million of the liquidity event payment whenever any liquidity event payment becomes due. These shares remain pledged to us to secure certain obligations of Ant Financial under the 2018 SAPA and the Alipay commercial agreement.

  Regulatory Unwind and Long-Stop Date

       The 2018 SAPA provides that, if a relevant governmental authority prohibits us from owning all or a portion of our equity interest in Ant Financial after the equity issuance has occurred through enactment of a law, rule or regulation, or explicitly requires Ant Financial to redeem such equity interest, and such prohibition or request is not subject to appeal and cannot otherwise be resolved, then to the extent necessary, Ant Financial will redeem the equity interest; the related intellectual property and asset transfers, and ancillary transactions under the 2018 SAPA will be unwound; and the terms of the 2014 SAPA, the 2014 IPLA, and other related agreements will be restored, including the prior profit share payments and liquidity event payment terms discussed above. If there is a partial unwind where we retain a portion of our equity interest in Ant Financial, but less than the full 33%, then pursuant to the terms of the 2014 SAPA and the 2014 IPLA, the prior profit share payment arrangement and liquidity event payment amount will be proportionately reduced based on the amount of equity interest retained by us.

       Similarly, if a governmental authority prohibits the equity issuance through enactment of a law, rule or regulation, and such prohibition is not subject to appeal and cannot otherwise be resolved, or if the closing of the equity issuance has not occurred by the first anniversary of our establishment of a PRC subsidiary to acquire the relevant equity interest, which time period may be extended in certain circumstances, then the 2018 SAPA and related agreements will terminate, and the 2014 SAPA and other related agreements will come back into effect.

  Pre-emptive Rights

       As was the case under the 2014 SAPA, under the 2018 SAPA, following our receipt of equity interest in Ant Financial, we will have pre-emptive rights to participate in other issuances of equity securities by Ant Financial and certain of its affiliates prior to the time of a qualified IPO of Ant Financial. These pre-emptive rights entitle us to maintain the equity ownership percentage we held in Ant Financial immediately prior to any such issuances. In connection with our exercise of our pre-emptive rights we are also entitled to receive certain payments from Ant Financial, effectively funding our subscription for these additional equity interest, up to a value of US$1.5 billion, subject to certain adjustments, or the pre-emptive rights funded payments. In addition to these pre-emptive rights and the pre-emptive rights funded payments, under the 2018 SAPA, in certain circumstances we are permitted to exercise pre-emptive rights through an alternative arrangement which will further protect us from dilution.

  Certain Restrictions on the Transfer of Ant Financial Equity Interests

       As was the case under the 2014 SAPA, under the 2018 SAPA and the 2014 IPLA, certain parties thereto, including us in some cases, are subject to restrictions on the transfer of equity interests in Ant Financial, including:

  •
  prior to our acquisition of the full 33% equity interest in Ant Financial, none of Jack Ma, Junao, Junhan, our company or Ant Financial may transfer any shares of Ant Financial that would result in Jack Ma, Junao, Junhan and our company, collectively, no longer having beneficial ownership of a majority voting interest in Ant Financial;

  •
  prior to our acquisition of the full 33% equity interest in Ant Financial, none of Jack Ma, Joe Tsai (if he holds any equity interest at that time), Junao, Junhan, Ant Financial or Alipay may transfer any equity interest in Ant Financial or Alipay if, to his or its knowledge, the transfer would result in a non-PRC person or entity acquiring beneficial ownership of any equity interest in Ant Financial or Alipay;

  •
  following our acquisition of the full 33% equity interest in Ant Financial and until the earlier of a qualified IPO of Ant Financial or the termination of the independent director rights provided in the 2018 SAPA, none of Jack Ma, Joe Tsai (if he holds any equity interest at that time), Junao, Junhan or Ant Financial may knowingly transfer any equity in Ant Financial to a third-party who would thereby acquire more than 50% of the voting or economic rights in, or assets of, Ant Financial; and

  •
  in the event we acquire an equity interest in Ant Financial, any transfer of equity interests in Ant Financial by Junao or Junhan, on the one hand, or our company, on the other hand, will be subject to a right of first refusal by the other party.

  Non-competition Undertakings

       As was the case under the 2014 SAPA, under the 2018 SAPA, subject to certain limitations and unless both parties agree, Ant Financial may not engage in any business conducted by us from time to time or logical extensions thereof, and we are restricted from engaging in specified business activities within the scope of business of Ant Financial, including the provision and distribution of credit facilities and insurance, the provision of investment management and banking services, payment transaction processing and payment clearing services, leasing, lease financing and related services, trading, dealing and brokerage with respect to foreign exchange and financial instruments, distribution of securities, commodities, funds, derivatives and other financial products and the provision of credit ratings, credit profiles and credit reports. Each party may, however, make passive investments in competing businesses below specified thresholds, in some cases after offering the investment opportunity to the other party.

  Corporate Governance Provisions

       As was the case under the 2014 SAPA, the 2018 SAPA provides that, we and Ant Financial will recommend one independent nominee who Ant Financial will nominate as a member of its board, and Jack Ma, Joe Tsai (as long as he holds any equity interest in us), Junhan and Junao will agree to vote the equity interests in Ant Financial controlled by them in favor of such nomination. If this independent director resigns or such seat otherwise becomes vacant, so long as SoftBank owns at least 20% of our outstanding ordinary shares, and certain other conditions are satisfied, SoftBank and Jack, acting jointly, will select on our behalf the individual to be designated as a replacement director, subject to the approval of the Independent Committee. This Independent Committee, which was formed pursuant to the 2014 SAPA, is required to approve certain actions that we may take in connection with the 2018 SAPA and related agreements.

       Under the 2018 SAPA, upon the closing of the equity issuance, in addition to the Ant Financial independent director discussed above, we will have the right to nominate two of our officers or employees for election to the board of Ant Financial. In each case, these director nomination rights will continue unless required to be terminated by applicable laws and regulations or listing rules in connection with an Ant Financial qualified IPO process or we cease to own a certain amount of our post-issuance equity interests in Ant Financial.

  Additional Alibaba Rights

       In addition to the rights discussed above, the 2014 SAPA provided us with certain other rights with respect to Ant Financial. These included, among others:

  •
  customary information rights;

  •
  approval rights over certain Ant Financial or Alipay actions; and

  •
  rights to ensure our ability to participate in any qualified IPO of Ant Financial.

       Except as otherwise discussed "— Termination of Alibaba Rights" below, these rights have been substantially retained in the 2018 SAPA. Following the closing of the equity issuance, the 2018 SAPA will also provide the Independent Committee with new approval rights over:

  •
  increases to the size of the Ant Financial board resulting in the number of board seats exceeding a certain specific number; and

  •
  any Alipay IPO or equity issuance (other than in the context of an IPO).

  Termination of Alibaba Rights

       As was the case under the 2014 SAPA, under the 2018 SAPA certain of our rights with respect to Ant Financial will terminate upon our receiving the full 33% equity interest in Ant Financial, upon a qualified IPO of Ant Financial, or upon other specified events.

       In addition, the 2018 SAPA provides that, in connection with Ant Financial or Alipay commencing an IPO process, we and Ant Financial will discuss in good faith the amendment or termination of our rights to the extent necessary or advisable to achieve an efficient and successful IPO. Certain of our rights that would be incremental to the rights of other shareholders of Ant Financial as of the consummation of the IPO (excluding, among other things, our information rights) will terminate if required by a relevant stock exchange or governmental authority, or if necessary to obtain a legal opinion in connection with the IPO application. If the IPO application is withdrawn or rejected by the relevant authorities, or if the IPO is not consummated within a certain period of time, then any of our rights that were terminated or amended in anticipation of the IPO will be restored.

  Ancillary Agreements

       In connection with the 2014 SAPA, we also entered into the 2014 IPLA, a data sharing agreement, an amended and restated shared services agreement, a SME loan cooperation framework agreement and a trademark agreement, each of which is described below. We also entered into a binding term sheet in respect of a technology services agreement pursuant to which we agreed to provide certain cloud computing, database service and storage, computing services and certain other services to Ant Financial on a cost-plus basis. We further agreed with Ant Financial on a new form of cross license agreement to be entered into under the 2014 SAPA, providing for a license of certain patents and software by Ant Financial to us (ensuring our continued right to use those transferred patents and software), and by us to Ant Financial.

       In connection with the 2018 SAPA, we also agreed on the form of the 2018 IPLA, which we will enter into upon closing of the equity issuance, agreed to certain revisions to the previously-agreed form of cross license agreement, and agreed on new forms of various intellectual property transfer agreements to be entered into in connection with, and to implement, the contemplated intellectual property and asset transfers described in "— Planned Issuance of Equity Interest" above.

Alipay Intellectual Property License and Software Technology Services Agreement

  2014 IPLA

       Pursuant to the original 2011 framework agreement, we entered into the 2011 IPLA, pursuant to which we and our subsidiaries licensed to Alipay certain intellectual property rights and provided various software technology services to Alipay and its subsidiaries. In August 2014, we entered into the 2014 IPLA.

       Under the 2011 IPLA, Alipay paid us a royalty and software technology services fee equal to the sum of an expense reimbursement plus 49.9% of the consolidated pre-tax income of Alipay and its subsidiaries until a liquidity event of Alipay or Ant Financial. The calculation of the profit share percentage was subject to downward adjustments upon certain dilutive equity issuances by Alipay or Ant Financial. Under the 2014 IPLA, we receive, in addition to a software technology service fee, royalty streams related to Alipay and other current and future businesses of Ant Financial, which we refer to collectively as the profit share payments. The profit share payments are paid at least annually and equal the sum of an expense reimbursement plus 37.5% of the consolidated pre-tax income of Ant Financial (subject to certain adjustments), including not only Alipay but all of Ant Financial's subsidiaries.

       The 2014 IPLA will terminate, and the remainder (if any) of the intellectual property exclusively related to the business of Ant Financial will be transferred to Ant Financial after the termination of the 2014 IPLA, (i) after our total equity interest ownership in Ant Financial has reached the full 33%, when either the full payment of all pre-emptive rights funded payments under the 2014 SAPA is completed or a qualified IPO of Ant Financial or Alipay occurs; (ii) after a qualified IPO of Ant Financial or Alipay has occurred, when our total equity interest ownership in Ant Financial reaches the full 33%; (iii) if and when the liquidity event payment as described above under "— Share and Asset Purchase Agreement — Removal of Liquidity Event Payment Obligation" becomes payable or (iv) upon transfer of certain intellectual property to Ant Financial as required by the relevant stock exchange or securities authority in order to obtain approval for a qualified IPO of either Ant Financial or Alipay. However, as discussed above, we expect the 2014 IPLA to be amended and restated upon the closing of our planned acquisition of a 33% equity interest in Ant Financial, in which case the termination provisions described in "2018 IPLA" below will apply instead.

       In fiscal years 2016, 2017 and 2018, under the 2014 IPLA, we recognized royalty and software technology services fees, net of costs incurred by our company, amounting to RMB1,122 million, RMB2,086 million and RMB3,444 million (US$549 million), respectively, as other income, and the relevant expense reimbursement amounted to RMB274 million, RMB245 million and RMB37 million (US$6 million), respectively, over the same periods.

  2018 IPLA

       Pursuant to the 2018 SAPA, we, Ant Financial and Alipay agreed to enter into the 2018 IPLA upon the closing of our planned acquisition of a 33% equity interest in Ant Financial, at which time we will also transfer certain intellectual property and assets to Ant Financial and its subsidiaries and the current arrangement of profit share payments will immediately terminate, as described in "— Share and Asset Purchase Agreement — Planned Issuance of Equity Interest" above.

       While the current profit share payments will be terminated under the 2018 IPLA, Ant Financial may in certain circumstances continue to make certain royalty payments to us (as agreed to by Ant Financial and the Independent Committee) which may be used as pre-emptive rights funded payments under the 2018 SAPA, as described in "— Share and Asset Purchase Agreement — Pre-emptive Rights" above.

       Additionally, pursuant to the 2018 IPLA, Ant Financial and its subsidiaries will receive expanded rights to apply for, register and manage certain intellectual property related to their businesses, subject to certain continuing restrictions and our rights, and we will cease to provide certain software technology services to Ant Financial and its subsidiaries.

       The 2018 IPLA will terminate upon the earliest of:

  •
  the full payment of all pre-emptive rights funded payments under the 2018 SAPA;

  •
  the closing of a qualified IPO of Ant Financial or Alipay; and

  •
  our transfer to Ant Financial of intellectual property we own that is exclusively related to the business of Ant Financial.

Data Sharing Agreement

       We and Ant Financial have entered into a data sharing agreement dated August 12, 2014.

       Pursuant to the data sharing agreement, we, Ant Financial, our controlled affiliates and certain other affiliates, which we refer to hereinafter as full data sharing participants, will contribute all data collected or generated as a result of the use by users of our or their respective products or services (subject to applicable law, industry rules and contractual requirements) to a data platform that we operate and maintain, and to which all of the full data sharing participants will have access. A data platform management committee established by us and Ant Financial may also approve non-controlled affiliates of us and Ant Financial and unaffiliated third parties to have certain access to and contribute data to the platform, subject to execution of a data platform participation agreement containing the terms and restrictions on access to and use of the data sharing platform and shared data as the data management committee shall determine. No fees or other compensation are required to be paid by any of the full data sharing participants for access to the data platform, other than the obligation for participants to share in the costs of the operation of the data platform on a fair and reasonable basis. The data sharing agreement provides that none of the participants may reproduce any of the data on the data platform for transfer to their own servers, except that a participant may retain its own data that it has contributed to the data platform. As of the date of this annual report, Koubei and Alibaba Pictures have entered into data platform participation agreements with us.

       The data sharing agreement initially had a minimum term of 10 years. In May 2015, our board approved the extension of the term of the agreement to a total of 50 years.

SME Loan Cooperation Framework Agreement

       We and Ant Financial entered into a SME loan cooperation framework agreement dated August 12, 2014, pursuant to which each party agreed to cooperate with, and provide certain services with respect to, the other party's enforcement of certain rights of the other party against users of its platforms and services and with respect to the provision of certain financial services to our customers and merchants. In particular, we agreed, upon Ant Financial's request, to close down or suspend online storefronts and restrict marketing activities on our platforms of persons defaulting on loans made by Ant Financial and persons in violation of Alipay rules and regulations, and to publish notices on our platforms and provide information regarding these persons, in each case in a manner to be further agreed upon from time to time. Ant Financial agreed, upon our request, to make loans and/or extensions of credit and related financial services available to our users, freeze and pay over to us funds in accounts of users violating our rules and regulations or agreements with us, accelerate loans and terminate credit facilities of these users, restrict marketing activities on its platforms by these users, and provide information regarding these users, in each case in a manner to be further agreed upon from time to time. Neither party is required to pay any fees in consideration for the services provided by the other party, and apart from the provision of these services, there will be no other exchange of value in connection with this agreement. The cooperation agreement has an initial term of five years, with automatic renewals upon expiry for additional five-year periods. From time to time, we expect to enter into similar commercial arrangements with respect to cooperation matters and the provision of services between us and Ant Financial and to our respective customers.

Trademark Agreement

       We and Ant Financial entered into a trademark agreement dated August 12, 2014, pursuant to which we granted Ant Financial a non-transferable, non-assignable and non-sublicensable (except to its subsidiaries) license for it and its sublicensed subsidiaries to continue to use certain trademarks and domain names based on trademarks owned by us, in connection with their payment services business and the SME loan business transferred by us to them, and in the same manner of use as of August 12, 2014, and a non-transferable, non-assignable and non-sublicensable (except to its subsidiaries) license to use other trademarks and domain names based on trademarks owned by us, and in such manner, as we may agree to allow in the future. Pursuant to the trademark agreement, each of the parties further agreed to the rights and limitations that each would have to use the "Ali" name or prefix and the "e-commerce" (and its Chinese equivalent) name, prefix or logo as part of a trademark or domain name in each party's and its subsidiaries' respective businesses. Neither party is required to pay any fees under this agreement, and apart from the licenses and rights set forth in the agreement, there will be no other exchange of value in connection with this agreement. Pursuant to the 2018 SAPA, upon the closing of our planned acquisition of a 33% equity interest in Ant Financial, we will transfer to Ant Financial ownership of several of the trademarks and domain names licensed by us to Ant Financial. However, the trademark agreement will remain in effect in accordance with its terms following such transaction to provide for a continued license of other trademarks that we will continue to own.

Shared Services Agreement with Ant Financial

       We and Ant Financial have entered into a shared services agreement, which was amended and restated as of August 12, 2014 in connection with the 2014 SAPA. Pursuant to the shared services agreements, we and Ant Financial provide certain administrative and support services to each other and our respective affiliates.

       Service fees in connection with the administrative and support services provided by us to Ant Financial and its affiliates under the agreement amounted to RMB670 million, RMB531 million and RMB676 million (US$108 million) in fiscal years 2016, 2017 and 2018, respectively. Service fees in connection with the administrative and support services provided by Ant Financial and its affiliates to us amounted to RMB56 million, RMB15 million and RMB84 million (US$13 million) in fiscal years 2016, 2017 and 2018, respectively.

Other Commercial Arrangements with Ant Financial

       We also provide Ant Financial, its subsidiaries and affiliates with marketplace software technology services, cloud computing services and other services. Meanwhile, Ant Financial and its affiliates provide us with marketing support services in connection with membership management and other services. In fiscal years 2016, 2017 and 2018, under these arrangements, service fees in connection with various services provided by us to Ant Financial and its affiliates amounted to RMB416 million, RMB763 million and RMB1,503 million (US$240 million), respectively. During the same periods, service fees in connection with the marketing support services and other services provided by Ant Financial amounted to RMB243 million, RMB937 million and RMB1,810 million (US$289 million), respectively.

Investments Involving Ant Financial

       We have invested in businesses in which Ant Financial is a shareholder or co-invested with Ant Financial in other businesses. For instance, in September 2015, we established a joint venture under the brand name Koubei with Ant Financial. We and Ant Financial injected certain related businesses into Koubei and each invested RMB3.0 billion in this joint venture. In March 2016, we agreed to invest US$900 million in a co-investment with Ant Financial in Ele.me. In April and August 2017, we and Ant Financial invested in the preferred shares of Ele.me, with our investment totaling US$864 million. In addition, in August 2016, we and Ant Financial co-invested in AGTech, a company listed on the Hong Kong Stock Exchange. Ant Financial is also a shareholder of both Paytm, a mobile payment platform in India, and Paytm Mall, an e-commerce platform in India, which are our investees.

Equity-based Award Arrangements

       In order to encourage mutually beneficial cooperation, we have granted options and awarded RSUs to acquire our ordinary shares to employees of Ant Financial and its subsidiaries. In addition, Junhan, a major equity holder of Ant Financial, has granted to our employees certain share-based awards that are similar to share appreciation awards linked to the valuation of Ant Financial, and Ant Financial, through a wholly-owned subsidiary, has granted certain RSU awards to our employees.

       We grant options and RSUs relating to our ordinary shares to the employees of Ant Financial. As of March 31, 2016, 2017 and 2018, there were 4,362,339, 2,967,982 and 1,628,309 of our ordinary shares, respectively, underlying outstanding options and unvested RSUs held by employees of Ant Financial.

       We entered into agreements with Ant Financial in calendar years 2012 and 2013 under which we will receive reimbursements for options and RSUs relating to our ordinary shares granted to the employees of Ant Financial and its subsidiaries during the period from December 14, 2011 to March 31, 2014. Grants of options and RSUs made subsequent to March 31, 2014 are not subject to these reimbursement arrangements. Pursuant to these agreements, we will, upon vesting of these options and RSUs, receive a cash reimbursement equal to their respective grant date fair value. The amounts of these reimbursements in fiscal years 2016, 2017 and 2018 were RMB113 million, RMB30 million and RMB5 million (US$1 million), respectively.

       We understand that Jack Ma, who effectively controls the majority voting interest in Ant Financial, believes that providing equity-related awards to our employees tied to the success of Ant Financial will enhance the value of our business because of the strategic importance of Alipay to our marketplaces and because, through our strategic and financial relationship with Ant Financial, we have a significant participation in the profits and value accretion of Ant Financial. In March 2014, Junhan, the general partner of which is an entity controlled by Jack Ma, made a grant of certain equity-based awards similar to share-appreciation rights linked to the valuation of Ant Financial to most of our employees. Since then, Junhan has granted similar equity-based performance awards to our employees on an annual basis.

       Since March 2014, Junhan has granted certain share-based awards similar to share appreciation awards linked to the valuation of Ant Financial to our employees, and since April 2018, Ant Financial, through a wholly-owned subsidiary, has granted certain RSU awards to our employees. The grants by Junhan and the Ant Financial subsidiary to our employees are subject to approval by our audit committee and the employees who will receive such awards and the actual number of awards he/she will receive are determined by our senior management. The terms and conditions of the awards granted by Junhan and by the Ant Financial subsidiary are substantially similar to those of our incentive plans with respect to the eligibility of participants, vesting and cancellation of the awards. The awards granted by Junhan will be settled in cash by Junhan upon disposal of these awards by the holders. The awards granted by the Ant Financial subsidiary may be settled in cash or equity by the Ant Financial subsidiary upon vesting of the awards. Junhan and the Ant Financial subsidiary have the right to repurchase the vested awards or RSUs (or any underlying shares of vested RSUs) granted by it, as applicable, from the holders upon an initial public offering of Ant Financial or the termination of the holders' employment with us at a price to be determined based on the then fair market value of Ant Financial. We have no obligation to reimburse Junhan, Ant Financial or its subsidiaries for the cost associated with these awards.

       Subsequent to our initial public offering, based on the arrangements agreed to in the 2014 SAPA, we, Junhan and Ant Financial entered into an agreement, under which we agreed to continue granting our share-based awards to employees of Ant Financial, and Junhan and Ant Financial agreed that Junhan and/or Ant Financial through one of its subsidiaries will continue granting equity-based performance awards to our employees on an annual basis. Due to the mutually beneficial nature of this arrangement, the parties agreed that none of them has any obligation to reimburse any other party any expenses relating to the equity-based awards. This agreement has a term of three years and will be automatically renewed for another three years, unless otherwise terminated by written agreement among the parties or unilaterally by Ant Financial if it is required under applicable laws (including any regulatory requirements applicable to a public offer of Ant Financial's shares) to terminate the agreement.

Transactions with Alibaba Pictures

       In June 2014, as part of our digital media and entertainment strategy, we completed an investment of HK$6,244 million in newly issued ordinary shares representing approximately 60% of the issued share capital of Alibaba Pictures. In addition, in June 2015, Alibaba Pictures placed newly issued ordinary shares to unrelated third-party investors for aggregate proceeds of approximately HK$12,179 million. Our equity interest in Alibaba Pictures was therefore diluted to 49.5% upon completion of this transaction. In December 2015, Alibaba Pictures completed its purchase of our online movie ticketing business and movie and TV series financing platform for a cash consideration of US$350 million plus certain reimbursement amounts.

Transactions with Entities Affiliated with Our Directors and Officers

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

Relationship with Investment Funds Affiliated with Jack Ma

       Jack Ma currently holds minority interests in the general partners of a number of Yunfeng investment funds, in which he is entitled to receive a portion of carried interest proceeds. We refer to these funds collectively as the Yunfeng Funds. He also holds minority interests in certain investment advisor entities of certain Yunfeng Funds. In addition, Jack, his wife, certain trusts established for the benefit of his family and certain entities controlled by Jack and his wife have committed, or are expected to commit, funds to the general partners or as limited partners of certain Yunfeng Funds.

       Jack has either non-voting interests or has waived the exercise of his voting power with respect to his interests in each of the investment advisor entities and the managing entities of certain Yunfeng Funds. Jack has also agreed to donate all distributions of (x) carried interest proceeds he may receive in respect of the Yunfeng Funds and (y) dividends he may receive with respect to his holdings of shares in any investment advisor entity of the Yunfeng Funds, which we collectively refer to as the Yunfeng Distributions, to, or for the benefit of, the Alibaba Group Charitable Fund or other entities identified by Jack that serve charitable purposes. In addition, Jack has agreed that he will not claim any deductions from his applicable income tax obligations resulting from payment of the Yunfeng Distributions to the Alibaba Group Charitable Fund or any other entity identified by Jack that serves charitable purposes. See "— Commitments of Jack Ma to Alibaba Group." We believe that, through its expertise, knowledge base and extensive network of contacts in private equity in China, Yunfeng Capital will assist us in developing a range of relevant strategic investment opportunities.

       Yunfeng Funds have historically entered into co-investment transactions with us and third parties. We have also invested in other businesses in which Yunfeng Funds are shareholders, such as Damai, a leading online ticketing platform for live events in China.

Commitments of Jack Ma to Alibaba Group

       Jack Ma, our executive chairman, has confirmed the following commitments to our board of directors:

  •
  He intends to reduce and thereafter limit his direct and indirect economic interest in Ant Financial over time, to a percentage that does not exceed his and his affiliates' interest in our company immediately prior to our initial public offering and that the reduction will occur in a manner by which neither Jack nor any of his affiliates would receive any economic benefit;

  •
  He will donate all of his Yunfeng Distributions to, or for the benefit of, the Alibaba Group Charitable Fund or other entities identified by him that serve charitable purposes;

  •
  He will not claim any deductions from his applicable income tax obligations resulting from donating his Yunfeng Distributions to the Alibaba Group Charitable Fund or any other entity identified by him that serves charitable purposes; and

  •
  If required by us, while he remains an Alibaba executive, he will assume for our benefit legal ownership of investment vehicles, holding companies and variable interest entities that further our business interests in Internet, media and telecom related businesses and, in such circumstances, he will disclaim all economic benefits from his ownership and enter into agreements to transfer any benefits to us (or as we may direct) when permitted by applicable law.

Pledge for the Benefit of and Loan Arrangement with a Related Party

       In May 2015, we entered into a pledge with a financial institution in the PRC in connection with certain wealth management products with an aggregate principal amount of RMB7.3 billion we invested in to secure a RMB6.9 billion financing provided by this financial institution to Simon Xie, one of our founders and an equity holder in certain of our variable interest entities, to finance the minority investment by a PRC limited partnership in Wasu, a company listed on the Shenzhen Stock Exchange and engaged in the business of digital media broadcasting and distribution in China. As of March 31, 2018, RMB420 million of the pledge had been released. In addition, we entered into a loan agreement for a principal amount of up to RMB2.0 billion with Simon Xie in April 2015 to finance the repayment by Simon of the principal and interest under this financing. These arrangements strengthen our strategic business cooperation with Wasu to enhance our entertainment strategy. Our loan to Simon will be made at an interest rate equal to SHIBOR as specified by us from time to time and is repayable in five years. The loan is secured by a pledge of Simon's limited partnership interest in the PRC limited partnership. As of March 31, 2018, the balance of this loan was RMB1,137 million (US$181 million).

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

Transactions with Cainiao Network

       During fiscal year 2016, we disposed of a wholly-owned subsidiary to Cainiao Network for cash consideration of US$33 million. The gain on disposal in fiscal year 2016 was RMB3 million. The major asset of the disposed subsidiary consisted of a land use right in the PRC.

       We have commercial arrangements with Cainiao Network to receive certain logistics services which are conducted on an arm's length basis. Service fees in connection with the logistics services provided by Cainiao Network in fiscal years 2016, 2017 and 2018 (prior to its becoming our consolidated subsidiary) amounted to RMB2,370 million, RMB4,444 million and RMB3,437 million (US$548 million), respectively.

       We also provided Cainiao Network with various administrative and support services. Service fees in connection with the administrative and support services we provided to Cainiao Network amounted to RMB86 million, RMB152 million and RMB123 million (US$20 million) in fiscal years 2016, 2017 and 2018 (prior to its becoming our consolidated subsidiary), respectively.

       In October 2017, our equity interest in Cainiao Network increased to approximately 51% and it became one of our consolidated subsidiaries.

Transactions with Weibo

       We entered into a strategic collaboration agreement and a marketing cooperation agreement with Weibo, one of our equity investees, during fiscal year 2014. These agreements expired in January 2016. In fiscal years 2016, 2017 and 2018, service fees in connection with the marketing services provided by Weibo pursuant to these agreements and other commercial arrangements amounted to RMB715 million, RMB340 million and RMB615 million (US$98 million), respectively.

       We also have other commercial arrangements with Weibo primarily relating to the provision of cloud computing services. Service fees in connection with the cloud computing services provided by us amounted to RMB38 million, RMB105 million and RMB223 million (US$36 million) in fiscal years 2016, 2017 and 2018, respectively.

Transactions with other equity investees

       Cainiao Network has commercial arrangements with our equity investees to receive certain logistics services. Fees in connection with the logistics service provided by our equity investees to Cainiao Network after it became one of our consolidated subsidiaries in fiscal year 2018 amounted to RMB5,608 million (US$894 million).

Other commercial transactions with equity investees

       Other than the transactions disclosed above, we also have commercial arrangements with certain of our equity investees and other related parties to provide and receive certain marketing, logistics, traffic acquisition, cloud computing and other services. The amounts relating to these services provided and received represent less than 1% of our revenue and total costs and expenses, respectively, for the years ended March 31, 2016, 2017 and 2018.

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

       In July 2016, Plaintiffs filed a notice of appeal to the U.S. Court of Appeals for the Second Circuit.

       On December 5, 2017, the Second Circuit issued a summary order vacating the Southern District of New York's dismissal order and remanding the case to the Southern District of New York for further proceedings.

       On March 12, 2018, Plaintiffs filed a motion for class certification and appointment of class representatives and class counsel. Among other things, Plaintiffs requested that the Southern District of New York certify a class of all persons and/or entities that purchased or otherwise acquired our American Depositary Shares or purchased call options or sold put options on our American Depositary Shares between September 19, 2014 and January 28, 2015, inclusive, with certain exclusions. The Southern District of New York granted the motion on May 1, 2018.

       Discovery in the action is ongoing.

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

       In March 2018, Messrs. Son and Steinert were dismissed from the case by agreement of the parties.

       On March 12, 2018, Plaintiffs filed a motion for class certification, requesting, among other things, that the Superior Court certify a class of all persons who purchased or otherwise acquired our American Depositary Shares pursuant or traceable to the Registration Statement issued in connection with our IPO. The motion is pending before the Superior Court.

       Discovery in the action is ongoing.

Pending SEC Inquiry

       In early 2016, the SEC informed us that it had initiated an investigation into whether there have been any violations of the federal securities laws. The SEC has requested that we voluntarily provide it with documents and information relating to, among other things: our consolidation policies and practices (including our prior practice of accounting for Cainiao Network as an equity method investee), our policies and practices applicable to related party transactions in general, and our reporting of operating data from Singles Day. We are voluntarily disclosing this SEC request for information and cooperating with the SEC and, through our legal counsel, have been providing the SEC with requested documents and information. The SEC advised us that the initiation of a request for information should not be construed as an indication by the SEC or its staff that any violation of the federal securities laws has occurred.

Kering Lawsuit

       In May 2015, we were named as a defendant in a lawsuit filed in the Southern District of New York by Gucci America Inc., Balenciaga S.A., Balenciaga America, Inc., Bottega Veneta S.A., Bottega Veneta Inc., Yves Saint Laurent America, Inc., Luxury Goods International (L.G.I.) S.A. and Kering S.A. The case is captioned Gucci America, Inc. et al. v. Alibaba Group Holding Ltd. et al., No. 15 cv 03784 PKC (S.D.N.Y.). A second amended complaint was filed in September 2015. The complaint generally alleges that merchants on our marketplaces sold allegedly counterfeit or otherwise trademark infringing merchandise, purportedly with our actual or constructive knowledge, and that we purportedly supported these merchants and this merchandise. In their complaint, the plaintiffs assert multiple claims against our company and seek unspecified damages. In August 2016, the Court granted our motion to dismiss Plaintiffs' Racketeer Influenced and Corrupt Organizations Act, or RICO, claims. On August 3, 2017, the Court dismissed this lawsuit with prejudice pursuant to the parties' stipulation.

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

ITEM 9    THE OFFER AND LISTING

A.    Offer and Listing Details

       Our ADSs, each representing one of our ordinary shares, have been listed on the New York Stock Exchange since September 19, 2014 under the symbol "BABA." The table below shows, for the periods indicated, the high and low market prices, based on the highest and lowest intraday sales prices, on the New York Stock Exchange for our ADSs through July 26, 2018.

	Market Price(1) (US$)
	High	Low
Annual highs and lows
Fiscal year 2015 (from September 19, 2014)	120.00	80.03
Fiscal year 2016	95.06	57.20
Fiscal year 2017	110.45	73.30
Fiscal year 2018	206.20	106.76
Quarterly highs and lows
Second calendar quarter 2016	85.89	73.30
Third calendar quarter 2016	109.87	77.68
Fourth calendar quarter 2016	109.00	86.01
First calendar quarter 2017	110.45	88.08
Second calendar quarter 2017	148.29	106.76
Third calendar quarter 2017	180.87	139.50
Fourth calendar quarter 2017	191.75	164.25
First calendar quarter 2018	206.20	168.88
Second calendar quarter 2018	211.70	166.13
Monthly highs and lows
January 2018	206.20	175.70
February 2018	199.49	168.88
March 2018	201.50	175.45
April 2018	183.63	166.13
May 2018	202.28	175.77
June 2018	211.70	182.04
July 2018 (through July 26, 2018)	198.35	181.06

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

People's Republic of China Taxation

       We are a holding company incorporated in the Cayman Islands and we gain substantial income by way of dividends from our PRC subsidiaries. The EIT Law and its implementation rules, both of which became effective on January 1, 2008 and the EIT Law being most recently amended on February 24, 2017, provide that China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its equity holders that are non-resident enterprises, will normally be subject to PRC withholding tax at a rate of 10%, unless any foreign investor's jurisdiction of incorporation has a tax treaty with China that provides for a lower withholding tax rate for which the foreign investor is eligible.

       Under the EIT Law, an enterprise established outside of China with a "de facto management body" within China is considered a "resident enterprise," which means that it is treated in the same manner as a Chinese enterprise for enterprise income tax purposes. Although the implementation rules of the EIT Law define "de facto management body" as a managing body that exercises substantive and overall management and control over the production and business, personnel, accounting books and assets of an enterprise, the only official guidance for this definition currently available is set forth in Circular 82 issued by the State Administration of Taxation, which provides guidance on the determination of the tax residence status of a Chinese-controlled offshore incorporated enterprise, defined as an enterprise that is incorporated under the laws of a foreign country or territory and that has a PRC enterprise or enterprise group as its primary controlling shareholder. Although Alibaba Group Holding Limited does not have a PRC enterprise or enterprise group as our primary controlling shareholder and is therefore not a Chinese-controlled offshore incorporated enterprise within the meaning of Circular 82, in the absence of guidance specifically applicable to us, we have applied the guidance set forth in Circular 82 to evaluate the tax residence status of Alibaba Group Holding Limited and its subsidiaries outside the PRC.

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

       Furthermore, if we are considered a PRC resident enterprise and the competent PRC tax authorities consider dividends we pay with respect to our shares or ADSs and the gains realized from the transfer of our shares or ADSs to be income derived from sources within the PRC, the dividends we pay to our overseas shareholders or ADS holders who are non-resident individuals, and gains realized by those shareholders or ADS holders from the transfer of our shares or ADSs, may be subject to PRC individual income tax at a rate of 20%, unless any of the non-resident individuals' jurisdictions has a tax treaty with China that provides for a preferential tax rate or a tax exemption. It is also unclear whether, if we are considered a PRC resident enterprise, holders of our shares or ADSs would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas.

       See "Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in the People's Republic of China — We may be treated as a resident enterprise for PRC tax purposes under the PRC Enterprise Income Tax Law, and we may therefore be subject to PRC income tax on our global income." and "Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in the People's Republic of China — Dividends payable to foreign investors and gains on the sale of our ADSs or ordinary shares by our foreign investors may become subject to PRC taxation."

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

  •
  a person who owns or is deemed to own 10% or more of our stock (by vote or value);

  •
  a person required to accelerate the recognition of any item of gross income with respect to our ordinary shares or ADSs as a result of such income being recognized on an applicable financial statement;

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

       With respect to non-corporate United States investors, certain dividends received from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on ordinary shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that our ADSs (which are listed on the New York Stock Exchange) are readily tradable on an established securities market in the United States. Thus, we believe that dividends we pay on our ordinary shares that are represented by ADSs will meet the conditions required for the reduced tax rates. Since we do not expect that our ordinary shares will be listed on an established securities market in the United States, we do not believe that dividends that we pay on our ordinary shares that are not represented by ADSs currently meet the conditions required for these reduced tax rates. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in subsequent years. A qualified foreign corporation also includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the United States. In the event that we were deemed to be a PRC resident enterprise under the EIT Law, although no assurance can be given, we might be eligible for the benefits of the income tax treaty between the United States and the PRC, which is hereinafter referred to as the Treaty, and if we were eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether the shares are represented by ADSs, would be eligible for the reduced rates of taxation. See "— People's Republic of China Taxation." Non-corporate United States Holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as "investment income" pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You should consult your own tax advisors regarding the application of these rules given your particular circumstances.

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

Passive Foreign Investment Company

       Based on the projected composition of our income and assets and the valuation of our assets, including goodwill, we do not expect to be a PFIC for our current taxable year, and we do not expect to become one in the future, although there can be no assurance in this regard.

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

       The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in our asset or income composition. Because we have valued our goodwill based on the market value of our ADSs, a decrease in the price of our ADSs may also result in our becoming a PFIC. If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares, you will be subject to special tax rules discussed below.

       If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares and you do not make a timely mark-to-market election (as discussed below), you will be subject to special tax rules with respect to any "excess distribution" received and any gain realized from a sale or other disposition, including a pledge, of ADSs or ordinary shares. Distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as excess distributions. Under these special tax rules:

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

       In certain circumstances, in lieu of being subject to the excess distribution rules discussed above, you may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method, provided that the stock is regularly traded on a qualified exchange. Under current law, the mark-to-market election may be available to United States Holders of ADSs since the ADSs are listed on the New York Stock Exchange, which constitutes a qualified exchange, provided the ADSs are "regularly traded" for purposes of the mark-to-market election (for which no assurance can be given). It should also be noted that only the ADSs and not the ordinary shares are listed on the New York Stock Exchange. Consequently, if you are a United States Holder of ordinary shares that are not represented by ADSs, you generally will not be eligible to make a mark-to-market election if we are or were to become a PFIC.

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

ITEM 11    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risks

Interest Rate Risk

       Our main interest rate exposure relates to bank borrowings. We also have interest-bearing assets, including cash and cash equivalents, short-term investments and restricted cash. We manage our interest rate exposure with a focus on reducing our overall cost of debt and exposure to changes in interest rates. When considered appropriate, we use derivatives, such as interest rate swaps, to manage our interest rate exposure.

       As of March 31, 2018, approximately 31% of our total debt (including bank borrowings and unsecured senior notes) carries floating interest rates and the remaining 69% carries fixed interest rates. We have entered into various agreements with various financial institutions as counterparties to swap a certain portion of our floating interest rate debt to effectively become fixed interest rate debt. After taking these interest rate swaps into consideration, approximately 21% of our total debt carries floating interest rates and the remaining 79% carries fixed interest rates as of March 31, 2018. All of the aforementioned interest rate derivatives are designated as cash flow hedges and we expect these hedges to be highly effective.

       As of March 31, 2017 and 2018, if interest rates increased/decreased by 1%, with all other variables having remained constant, and assuming the amount of interest-bearing assets and debts that bear floating interest were outstanding for the entire respective years, our profit attributable to equity owners would have been RMB1,302 million and RMB1,829 million (US$292 million) higher/lower, respectively, mainly as a result of higher/lower interest income from our cash and cash equivalents and short-term investments. The analysis does not include floating interest rate debts whose interests are hedged by interest rate swaps.

Foreign Exchange Risk

       Foreign currency risk arises from future commercial transactions, recognized assets and liabilities and net investments in foreign operations. Although we operate businesses in different countries, most of our revenue-generating transactions, and a majority of our expense-related transactions, are denominated in Renminbi, which is the functional currency of our major operating subsidiaries and the reporting currency of our financial statements. When considered appropriate, we enter into hedging activities with regard to exchange rate risk.

       The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. For instance, in August 2015, the PBOC changed the way it calculates the mid-point price of Renminbi against the U.S. dollar, requiring the market-makers who submit for reference rates to consider the previous day's closing spot rate, foreign-exchange demand and supply as well as changes in major currency rates. In 2016 and 2017, the value of the Renminbi depreciated approximately 7.2% and appreciated 6.3% against the U.S. dollar, respectively. From the end of 2017 through the end of June 2018, the value of the Renminbi depreciated by approximately 1.7% against the U.S. dollar. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in greater fluctuations of the Renminbi against the U.S. dollar.

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

       As of March 31, 2017, we had Renminbi-denominated cash and cash equivalents and short-term investments of RMB83,467 million and U.S. dollar-denominated cash and cash equivalents and short-term investments of US$8,811 million. Assuming we had converted RMB83,467 million into U.S. dollars at the exchange rate of RMB6.8832 for US$1.00 as of March 31, 2017, our total U.S. dollar cash balance would have been US$20,937 million. If the Renminbi had depreciated by 10% against the U.S. dollar, our U.S. dollar cash balance would have been US$19,835 million.

       As of March 31, 2018, we had Renminbi-denominated cash and cash equivalents and short-term investments of RMB131,433 million and U.S. dollar-denominated cash and cash equivalents and short-term investments of US$11,352 million. Assuming we had converted RMB131,433 million into U.S. dollars at the exchange rate of RMB6.2726 for US$1.00 as of March 31, 2018, our total U.S. dollar cash balance would have been US$32,305 million. If the Renminbi had depreciated by 10% against the U.S. dollar, our U.S. dollar cash balance would have been US$30,400 million.

Market Price Risk

       We are exposed to market price risk primarily with respect to investment securities, to a lesser extent interest rate swaps and forward exchange contracts, held by us which are reported at fair value. A substantial portion of our investments in equity investees are all held for long-term appreciation or for strategic purposes. All of these are accounted for under cost or equity method and not subject to market price risk. We are not exposed to commodity price risk.

       The sensitivity analysis is determined based on the exposure of financial assets at fair value to market price risks related to equity and debt securities at the end of each reporting period. The securities we hold are investment securities accounted for under the fair value option or available-for-sale securities. Their changes in fair values are recorded as income for investment securities accounted for under the fair value option or through equity for available-for-sale securities, respectively. If market prices of the respective instruments held by us had been 1% higher/lower as of March 31, 2017 and March 31, 2018, our investment securities would have been approximately RMB234 million and RMB305 million (US$49 million) higher/lower, respectively, of which RMB2 million and RMB18 million (US$3 million) relating to investment securities accounted for under the fair value option would be recognized as income or loss during the respective period.

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

Fees and Payments from the Depositary to Us

       Our depositary has agreed to reimburse us for certain expenses we incur that are related to the administration and maintenance of the ADS program. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. The depositary has reimbursed us for any expenses related to the administration and maintenance of the facility in an amount of US$16.2 million, after deduction of applicable U.S. taxes, for fiscal year 2018.

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

       Our management, under the supervision and with the participation of our principal executive officer and our principal financial officer, evaluated the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) or 15d-15(e) promulgated under the Exchange Act, at March 31, 2018. Based on that evaluation, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures are effective in ensuring that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms, and that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management's Annual Report on Internal Control over Financial Reporting

       Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. As required by Rule 13a-15(c) of the Exchange Act, our management conducted an evaluation of our company's internal control over financial reporting as of March 31, 2018 based on the framework in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of March 31, 2018.

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

       Our independent registered public accounting firm, PricewaterhouseCoopers, has audited the effectiveness of our internal control over financial reporting as of March 31, 2018, as stated in its report, which appears on page F-2 of this annual report.

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

	Year ended March 31,
	2017	2018
	(in thousands of RMB)
Audit Fees(1)	52,315	66,606
Audit-related Fees(2)	3,936	7,753
Tax Fees(3)	730	753
All Other Fees(4)	1,023	5,442

Total	58,004	80,554

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

ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

       On May 18, 2017, we announced the adoption of the 2017 Share Repurchase Program in an aggregate amount of up to US$6.0 billion over a period of two years. The new program replaced, and cancelled the remaining US$900 million under, our share repurchase program announced in 2015, or the 2015 Share Repurchase Program.

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

       The table below summarizes the repurchases we made in the periods indicated.

Month	Total Number of Ordinary Shares Purchased(1)	Total Price Paid(1) (US$)	Average Price Paid Per Ordinary Share(1) (US$)	Total Number of Ordinary Shares Purchased as Part of Share Repurchase Program	Approximate Dollar Value of Ordinary Shares that May Yet Be Purchased Under Share Repurchase Program(2) (US$, in millions)
April, 2017	—	—	—	—	900
May 2017	—	—	—	—	6,000
June 2017	—	—	—	—	6,000
July 2017	—	—	—	—	6,000
August 2017	—	—	—	—	6,000
September 2017	—	—	—	—	6,000
October 2017	—	—	—	—	6,000
November 2017	—	—	—	—	6,000
December 2017	—	—	—	—	6,000
January 2018	—	—	—	—	6,000
February 2018	4,871	—	Par value	—	6,000
March 2018	—	—	—	—	6,000

(1)
Ordinary shares we repurchased pursuant to our equity incentive award agreements were generally repurchased at par or the exercise price paid by the grantee for these shares.
(2)
Our 2017 Share Repurchase Program, which was adopted in May 2017 and replaces, and cancels the remaining US$900 million under, the 2015 Share Repurchase Program, authorized the repurchase in an aggregate amount of up to US$6.0 billion over a period of two years.

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

ITEM 18    FINANCIAL STATEMENTS.

       The following financial statements are filed as part of this annual report, together with the report of the independent auditors:

  •
  Report of Independent Registered Public Accounting Firm

  •
  Consolidated Income Statements for the years ended March 31, 2016, 2017 and 2018

  •
  Consolidated Statements of Comprehensive Income for the years ended March 31, 2016, 2017 and 2018

  •
  Consolidated Balance Sheets as of March 31, 2017 and 2018

  •
  Consolidated Statements of Changes in Shareholders' Equity for the years ended March 31, 2016, 2017 and 2018

  •
  Consolidated Statements of Cash Flows for the years ended March 31, 2016, 2017 and 2018

  •
  Notes to the Consolidated Financial Statements

ITEM 19    EXHIBITS.

Exhibit Number	Description of Document
1.1(1)	Form of Amended and Restated Memorandum and Articles of Association of the Registrant as currently in effect

2.1(2)	Registrant's Form of Ordinary Share Certificate

2.2(3)	Form of Deposit Agreement between the Registrant, the depositary and holders and beneficial holders of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, including the form of American Depositary Receipt

2.3(3)	Form of American depositary receipt evidencing American depositary shares (included in Exhibit 2.2)

2.4(1)	Amended and Restated Registration Rights Agreement among the Registrant and the persons whose names are set out in Schedule I thereto, dated September 18, 2012

2.5(1)	Voting Agreement by and among the Registrant, Yahoo! Inc., SoftBank Corp., the Management Members as defined therein and certain other shareholders of the Registrant

2.6(4)	Indenture, dated as of November 28, 2014 between the Registrant and Bank of New York Mellon as Trustee

2.7(4)	Third Supplemental Indenture, dated as of November 28, 2014 between the Registrant and Bank of New York Mellon as Trustee

2.8(4)	Fourth Supplemental Indenture, dated as of November 28, 2014 between the Registrant and Bank of New York Mellon as Trustee

2.9(4)	Fifth Supplemental Indenture, dated as of November 28, 2014 between the Registrant and Bank of New York Mellon as Trustee

2.10(4)	Sixth Supplemental Indenture, dated as of November 28, 2014 between the Registrant and Bank of New York Mellon as Trustee

2.11(4)	Form of 2.500% Senior Notes Due 2019 (included in Exhibit 2.7)

Exhibit Number	Description of Document
2.12(4)	Form of 3.125% Senior Notes Due 2021 (included in Exhibit 2.8)

2.13(4)	Form of 3.600% Senior Notes Due 2024 (included in Exhibit 2.9)

2.14(4)	Form of 4.500% Senior Notes Due 2034 (included in Exhibit 2.10)

2.15	Indenture, dated as of December 6, 2017, between the Registrant and Bank of New York Mellon as Trustee

2.16	First Supplemental Indenture, dated as of December 6, 2017 between the Registrant and Bank of New York Mellon as Trustee

2.17	Second Supplemental Indenture, dated as of December 6, 2017 between the Registrant and Bank of New York Mellon as Trustee

2.18	Third Supplemental Indenture, dated as of December 6, 2017 between the Registrant and Bank of New York Mellon as Trustee

2.19	Fourth Supplemental Indenture, dated as of December 6, 2017 between the Registrant and Bank of New York Mellon as Trustee

2.20	Fifth Supplemental Indenture, dated as of December 6, 2017 between the Registrant and Bank of New York Mellon as Trustee

2.21	Form of 2.800% Senior Notes Due 2023 (included in Exhibit 2.16)

2.22	Form of 3.400% Senior Notes Due 2027 (included in Exhibit 2.17)

2.23	Form of 4.000% Senior Notes Due 2037 (included in Exhibit 2.18)

2.24	Form of 4.200% Senior Notes Due 2047 (included in Exhibit 2.19)

2.25	Form of 4.400% Senior Notes Due 2057 (included in Exhibit 2.20)

2.26(8)	Amendment to the Amended and Restated Registration Rights Agreement agmong the Registrant and the persons whose names are set out in Schedule I thereto, dated January 24, 2018

4.1(1)	2011 Equity Incentive Plan of the Registrant

4.2(1)	Senior Management Equity Incentive Plan

4.3(1)	Partner Capital Investment Plan

4.4(1)	Form of Indemnification Agreement between the Registrant and its directors and executive officers

4.5(1)	Form of Employment Agreement between the Registrant and its executive officers

4.6(1)	English translation of Loan Agreements entered into by and among Jack Ma, Simon Xie and Taobao (China) Software Co., Ltd., dated January 1, 2009, as amended on October 11, 2010 and March 13, 2013

4.7(1)	English translation of Exclusive Call Option Agreement entered into by and among Jack Ma, Simon Xie, Taobao (China) Software Co., Ltd. and Zhejiang Taobao Network Co., Ltd., dated January 21, 2009

4.8(1)	English translation of Proxy Agreement entered into by and among Jack Ma, Simon Xie, Taobao (China) Software Co., Ltd. and Zhejiang Taobao Network Co., Ltd., dated January 21, 2009

4.9(1)	English translation of Equity Pledge Agreements entered into by and among Jack Ma, Simon Xie, Taobao (China) Software Co., Ltd. and Zhejiang Taobao Network Co., Ltd., dated January 21, 2009, as amended on March 13, 2013

4.10(1)	English translation of Exclusive Technical Services Agreement entered into by and between Taobao (China) Software Co., Ltd. and Zhejiang Taobao Network Co., Ltd., dated January 21, 2009

Exhibit Number	Description of Document
4.11(1)	Commercial Agreement by and among the Registrant, Zhejiang Alibaba E-Commerce Co., Ltd. and Alipay.com Co., Ltd., dated July 29, 2011

4.12(1)	Amendment to Commercial Agreement by and among the Registrant, Zhejiang Alibaba E-Commerce Co., Ltd. and Alipay.com Co., Ltd., dated December 14, 2011

4.13(4)	English Translation of Loan Agreement between Simon Xie and Taobao (China) Software Co., Ltd., dated April 22, 2015

4.14	Schedules of Material Differences of Contractual Arrangements of Material Variable Interest Entities of the Registrant

4.15(1)	Share and Asset Purchase Agreement by and among the Registrant, Zhejiang Ant Small and Micro Financial Services Group Co., Ltd., Yahoo! Inc., SoftBank Corp. and the other Parties named therein, dated August 12, 2014

4.16(1)	Second Amendment to Commercial Agreement by and among the Registrant, Zhejiang Ant Small and Micro Financial Services Group Co., Ltd. (formerly known as Zhejiang Alibaba E-Commerce Co., Ltd.) and Alipay.com Co., Ltd., dated August 12, 2014

4.17(1)	Amended and Restated Intellectual Property License and Software Technology Services Agreement by and among the Registrant, Zhejiang Ant Small and Micro Financial Services Group Co., Ltd. and Alipay.com Co., Ltd., dated August 12, 2014

4.18(1)	Data Sharing Agreement by and between the Registrant and Zhejiang Ant Small and Micro Financial Services Group Co., Ltd., dated August 12, 2014

4.19(1)	English Translation of Software System Use and Service Agreement between Alibaba (China) Co., Ltd. and Chongqing Alibaba Small Loan Co. Ltd., dated August 12, 2014

4.20(1)	Form of 2014 Post-IPO Equity Incentive Plan

4.21(1)	Form of Share Retention Agreement between the Registrant and certain members of management

4.22(4)	English Translation of Pledge Agreement between ICBC Credit Suisse Investment Management Co., Ltd. and Taobao (China) Software Co., Ltd., dated May 28, 2015

4.23(5)	US$3,000,000,000 Facility Agreement between the Registrant and other parties named therein, dated March 9, 2016

4.24(5)	Syndication and Amendment Agreement, dated May 3, 2016, in respect of a US$3,000,000,000 Facility Agreement dated March 9, 2016

4.25	US$5,150,000,000 Facility Agreement between the Registrant and other parties named therein, dated April 7, 2017

4.26	English translation of Loan Agreement, between Hangzhou Zhenxi Investment Management Co., Ltd. and Zhejiang Tmall Technology Co., Ltd., dated January 10, 2018

4.27	English translation of Exclusive Call Option Agreement entered into by and among Hangzhou Zhenxi Investment Management Co., Ltd., Zhejiang Tmall Technology Co., Ltd. and Zhejiang Tmall Network Co., Ltd., dated January 10, 2018

4.28	English translation of Shareholder's Voting Rights Proxy Agreement entered into by and among Hangzhou Zhenxi Investment Management Co., Ltd., Zhejiang Tmall Technology Co., Ltd. and Zhejiang Tmall Network Co., Ltd., dated January 10, 2018

4.29	English translation of Equity Pledge Agreement entered into by and among Hangzhou Zhenxi Investment Management Co., Ltd., Zhejiang Tmall Technology Co., Ltd. and Zhejiang Tmall Network Co., Ltd., dated January 10, 2018

Exhibit Number	Description of Document
4.30	English translation of Exclusive Services Agreement entered into between Zhejiang Tmall Network Co., Ltd. and Zhejiang Tmall Technology Co., Ltd., dated January 10, 2018

4.31(7)	Amendment to Share and Asset Purchase Agreement by and among the Registrant, Ant Small and Micro Financial Services Group Co., Ltd. (formerly known as Zhejiang Alibaba E-Commerce Co., Ltd.), SoftBank Group Corp., Jack Ma, Joseph C. Tsai, and the other Parties named therein, dated February 1, 2018

4.32(7)	Amended and Restated Commercial Agreement by and among the Registrant, Zhejiang Ant Small and Micro Financial Services Group Co., Ltd. (formerly known as Zhejiang Alibaba E-Commerce Co., Ltd.) and Alipay.com Co., Ltd., dated February 1, 2018

4.33	Subscription Agreement by and between Cainiao Smart Logistics Network Limited and Ali CN Investment Holding Limited, dated September 25, 2017

4.34	Share Purchase Agreement relating to the sale and purchase of shares in A-RT Retail Holdings Limited between Concord Greater China Limited and Taobao China Holding Limited, dated November 20, 2017

4.35	Share Purchase Agreement relating to the sale and purchase of shares in Sun Art Retail Group Limited between Concord Greater China Limited and Taobao China Holding Limited, dated November 20, 2017

4.36	Share Purchase Agreement relating to the sale and purchase of shares in A-RT Retail Holdings Limited between Kofu International Limited and Taobao China Holding Limited, dated November 20, 2017

4.37	Share Purchase Agreement relating to the sale and purchase of shares in Sun Art Retail Group Limited between Kofu International Limited and Taobao China Holding Limited, dated November 20, 2017

4.38	Share Purchase Agreement by and among Ali Panini Investment Limited, Ali Panini Investment Holding Limited, Rajax Holding and the other parties named therein, dated April 2, 2018

4.39	Share Purchase Agreement between Alibaba Health Information Technology Limited and Ali JK Nutritional Products Holding Limited, dated May 28, 2018

4.40(9)	Share Purchase Agreement among ZTO Express (Cayman) Inc., Taobao China Holding Limited, Cainiao Smart Logistics Investment Limited and the other parties named therein, dated May 29, 2018

4.41	Share Purchase Agreement by and among Alibaba Investment Limited, New Retail Strategic Opportunities Fund, L.P. and Giovanna Investment Cayman Limited, dated July 16, 2018

4.42	Share Purchase Agreement by and among Alibaba Investment Limited, New Retail Strategic Opportunities Fund, L.P., Gio2 Cayman Holdings Ltd and Gio2 Hong Kong Holdings Limited, dated July 16, 2018

4.43	Share Transfer Agreement between Power Star Holdings (Hong Kong) Limited and Glossy City (HK) Limited and Alibaba (China) Technology Co., Ltd., dated July 17, 2018

8.1	Significant Subsidiaries and Consolidated Entities of the Registrant

11.1(1)	Code of Ethics of the Registrant

12.1	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1(6)	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2(6)	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit Number	Description of Document
15.1	Consent of PricewaterhouseCoopers — Independent Registered Public Accounting Firm

15.2	Consent of Fangda Partners

15.3	Consent of Maples and Calder (Hong Kong) LLP

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

(1)
Previously filed with the Registration Statement on Form F-1 (File No. 333-195736), initially filed on May 6, 2014 and incorporated herein by reference.
(2)
No exhibit to be filed as the Company does not issue physical ordinary share certificates.
(3)
Previously filed with the Registration Statement on Form F-6 (File No. 333-198401), dated August 27, 2014 and incorporated herein by reference.
(4)
Previously filed with our Annual Report on Form 20-F for the Fiscal Year Ended on March 31, 2015 (File No. 001-36614), filed on June 25, 2015 and incorporated herein by reference.
(5)
Previously filed with our Annual Report on Form 20-F for the Fiscal Year Ended on March 31, 2016 (File No. 001-36614), filed on May 24, 2016 and incorporated herein by reference.
(6)
Furnished with this annual report on Form 20-F
(7)
Previously filed on Form 6-K, dated February 2, 2018 and incorporated herein by reference.
(8)
Previously filed on Form 6-K, dated February 26, 2018 and incorporated herein by reference.
(9)
Previously filed on Schedule 13D, dated June 21, 2018 and incorporated herein by reference.

SIGNATURES

       The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Alibaba Group Holding Limited

By:	/s/ DANIEL YONG ZHANG Name: Daniel Yong Zhang Title: Chief Executive Officer

Date: July 27, 2018

ALIBABA GROUP HOLDING LIMITED

INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Alibaba Group Holding Limited

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Alibaba Group Holding Limited and its subsidiaries (the "Company") as of March 31, 2017 and 2018, and the related consolidated income statements, consolidated statements of comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended March 31, 2018, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of March 31, 2018, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2017 and 2018, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2018 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2018, based on criteria established in Internal Control — Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

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

/s/ PricewaterhouseCoopers

PricewaterhouseCoopers
Hong Kong, July 27, 2018

We have served as the Company's auditor since 1999.

ALIBABA GROUP HOLDING LIMITED
CONSOLIDATED INCOME STATEMENTS

		Year ended March 31,
		2016	2017	2018
		RMB	RMB	RMB	US$
					(Note 2(a))
		(in millions, except per share data)
	Notes
Revenue	5, 21	101,143	158,273	250,266	39,898
Cost of revenue	21	(34,355)	(59,483)	(107,044)	(17,065)
Product development expenses	21	(13,788)	(17,060)	(22,754)	(3,628)
Sales and marketing expenses	21	(11,307)	(16,314)	(27,299)	(4,352)
General and administrative expenses	21	(9,205)	(12,239)	(16,241)	(2,589)
Amortization of intangible assets	15	(2,931)	(5,122)	(7,120)	(1,135)
Impairment of goodwill	16	(455)	—	(494)	(79)

Income from operations		29,102	48,055	69,314	11,050
Interest and investment income, net		52,254	8,559	30,495	4,862
Interest expense		(1,946)	(2,671)	(3,566)	(568)
Other income, net	6, 21	2,058	6,086	4,160	663

Income before income tax and share of results of equity investees		81,468	60,029	100,403	16,007
Income tax expenses	7	(8,449)	(13,776)	(18,199)	(2,901)
Share of results of equity investees	13	(1,730)	(5,027)	(20,792)	(3,315)

Net income		71,289	41,226	61,412	9,791
Net loss attributable to noncontrolling interests		171	2,449	2,681	427

Net income attributable to Alibaba Group Holding Limited		71,460	43,675	64,093	10,218
Accretion of mezzanine equity		—	—	(108)	(17)

Net income attributable to ordinary shareholders		71,460	43,675	63,985	10,201

Earnings per share/ADS attributable to ordinary shareholders	9
Basic		29.07	17.52	25.06	4.00
Diluted		27.89	16.97	24.51	3.91
Weighted average number of shares/ADSs used in computing earnings per share/ADS (million shares)	9
Basic		2,458	2,493	2,553
Diluted		2,562	2,573	2,610

The accompanying notes form an integral part of these consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year ended March 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
				(Note 2(a))
	(in millions)
Net income	71,289	41,226	61,412	9,791

Other comprehensive income (loss):
- Foreign currency translation:
Change in unrealized gains (losses)	312	(2,191)	(805)	(128)
Reclassification adjustment for losses recorded in net income	21	44	—	—

Net change	333	(2,147)	(805)	(128)

- Available-for-sale securities:
Change in unrealized gains	2,278	8,911	769	123
Reclassification adjustment for (gains) losses recorded in net income	(422)	(5,764)	57	9
Tax effect	(488)	(1,042)	385	61

Net change	1,368	2,105	1,211	193

- Share of other comprehensive income of equity method investees:
Change in unrealized gains (losses)	65	780	(930)	(148)

- Interest rate swaps under hedge accounting:
Change in unrealized gains	—	433	143	23

- Forward exchange contracts under hedge accounting:
Change in unrealized (losses) gains	(168)	169	(85)	(14)

Other comprehensive income (loss)	1,598	1,340	(466)	(74)

Total comprehensive income	72,887	42,566	60,946	9,717
Total comprehensive loss attributable to noncontrolling interests	102	389	2,215	353

Total comprehensive income attributable to ordinary shareholders	72,989	42,955	63,161	10,070

The accompanying notes form an integral part of these consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED
CONSOLIDATED BALANCE SHEETS

		As of March 31,
		2017	2018
		RMB	RMB	US$
				(Note 2(a))
		(in millions)
	Notes
Assets
Current assets:
Cash and cash equivalents	2(p)	143,736	199,309	31,775
Short-term investments	2(q)	3,011	6,086	970
Restricted cash and escrow receivables	10	2,655	3,417	545
Investment securities	11	4,054	4,815	768
Prepayments, receivables and other assets	12	28,408	43,228	6,891

Total current assets		181,864	256,855	40,949
Investment securities	11	31,452	38,192	6,089
Prepayments, receivables and other assets	12	8,703	16,897	2,694
Investments in equity investees	13	120,368	139,700	22,271
Property and equipment, net	14	20,206	66,489	10,600
Land use rights, net	2(w)	4,691	9,377	1,495
Intangible assets, net	15	14,108	27,465	4,378
Goodwill	16	125,420	162,149	25,850

Total assets		506,812	717,124	114,326

Liabilities, mezzanine equity and shareholders' equity
Current liabilities:
Current bank borrowings	19	5,948	6,028	961
Current unsecured senior notes	20	8,949	—	—
Income tax payable		6,125	13,689	2,181
Escrow money payable	10	2,322	3,053	487
Accrued expenses, accounts payable and other liabilities	18	46,979	81,165	12,940
Merchant deposits	2(ad)	8,189	9,578	1,527
Deferred revenue and customer advances	17	15,052	22,297	3,555

Total current liabilities		93,564	135,810	21,651
Deferred revenue	17	641	993	158
Deferred tax liabilities	7	10,361	19,312	3,079
Non-current bank borrowings	19	30,959	34,153	5,445
Non-current unsecured senior notes	20	45,876	85,372	13,610
Other liabilities	18	1,290	2,045	327

Total liabilities		182,691	277,685	44,270

The accompanying notes form an integral part of these consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED
CONSOLIDATED BALANCE SHEETS (CONTINUED)

		As of March 31,
		2017	2018
		RMB	RMB	US$
				(Note 2(a))
		(in millions)
	Notes
Commitments and contingencies	23, 24	—	—	—
Mezzanine equity		2,992	3,001	478
Shareholders' equity:
Ordinary shares, US$0.000025 par value; 4,000,000,000 shares authorized as of March 31, 2017 and 2018; 2,529,364,189 and 2,571,929,843 shares issued and outstanding as of March 31, 2017 and 2018, respectively		1	1	—
Additional paid-in capital		164,585	186,764	29,775
Treasury shares, at cost	2(ag)	(2,823)	(2,233)	(356)
Restructuring reserve	4(a)	(624)	(361)	(58)
Subscription receivables	2(ah)	(63)	(163)	(26)
Statutory reserves	2(ai)	4,080	4,378	698
Accumulated other comprehensive income
Cumulative translation adjustments		(3,618)	(3,594)	(573)
Unrealized gains on available-for-sale securities, interest rate swaps and others		8,703	8,677	1,383
Retained earnings		108,558	172,353	27,477

Total shareholders' equity		278,799	365,822	58,320
Noncontrolling interests		42,330	70,616	11,258

Total equity		321,129	436,438	69,578

Total liabilities, mezzanine equity and equity		506,812	717,124	114,326

The accompanying notes form an integral part of these consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

								Accumulated other comprehensive income (loss)
									Unrealized gains (losses) on available-for-sale securities, interest rate swaps and others
	Ordinary shares
			Additional paid-in capital	Treasury shares	Restructuring reserve (Note 4(a))	Subscription receivables	Statutory reserves	Cumulative translation adjustments		Retained earnings	Total shareholders' equity	Noncontrolling interests	Total equity
	Share	Amount
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(in millions, except share data)
Balance as of April 1, 2015	2,495,499,036	1	117,142	—	(1,152)	(411)	2,715	(1,095)	3,397	24,842	145,439	11,974	157,413
Foreign currency translation adjustment	—	—	—	—	—	(16)	—	24	232	—	240	56	296
Net change in unrealized gains on available-for-sale securities	—	—	—	—	—	—	—	—	1,368	—	1,368	—	1,368
Change in fair value of forward exchange contracts under hedge accounting	—	—	—	—	—	—	—	—	(168)	—	(168)	—	(168)
Share of other comprehensive income of equity method investees	—	—	—	—	—	—	—	—	65	—	65	—	65
Net income for the year	—	—	—	—	—	—	—	—	—	71,460	71,460	(158)	71,302
Deconsolidation of subsidiaries	—	—	—	—	—	—	—	21	—	—	21	(10,849)	(10,828)
Acquisition of subsidiaries	—	—	—	—	—	—	—	—	—	—	—	31,409	31,409
Issuance of shares, including exercise of share options and vesting of early exercised options and RSUs, including repayment of related employee loans	25,016,386	—	519	—	—	255	—	—	—	—	774	—	774
Repurchase and retirement of ordinary shares	(46,587,563)	—	(2,774)	—	—	—	—	—	—	(17,021)	(19,795)	—	(19,795)
Acquisition of additional shares of non-wholly owned subsidiaries	—	—	(30)	—	—	—	—	—	—	—	(30)	—	(30)
Redemption of treasury shares granted for Senior Management Share Incentive Scheme	—	—	13	—	—	—	—	—	—	—	13	(13)	—
Capital injection from noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	56	56
Amortization of compensation cost	—	—	16,434	—	—	—	—	—	—	—	16,434	80	16,514
Tax benefits from share-based awards	—	—	725	—	—	—	—	—	—	—	725	—	725
Amortization of restructuring reserve and others	—	—	177	—	264	—	—	—	—	—	441	—	441
Dividend paid by a non-wholly owned subsidiary to noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	(3)	(3)
Appropriation to statutory reserves	—	—	—	—	—	—	529	—	—	(529)	—	—	—

Balance as of March 31, 2016	2,473,927,859	1	132,206	—	(888)	(172)	3,244	(1,050)	4,894	78,752	216,987	32,552	249,539

The accompanying notes form an integral part of these consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (CONTINUED)

								Accumulated other comprehensive income (loss)
									Unrealized gains (losses) on available-for-sale securities, interest rate swaps and others
	Ordinary shares
			Additional paid-in capital	Treasury shares	Restructuring reserve (Note 4(a))	Subscription receivables	Statutory reserves	Cumulative translation adjustments		Retained earnings	Total shareholders' equity	Noncontrolling interests	Total equity
	Share	Amount
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(in millions, except share data)
Balance as of April 1, 2016	2,473,927,859	1	132,206	—	(888)	(172)	3,244	(1,050)	4,894	78,752	216,987	32,552	249,539
Foreign currency translation adjustment	—	—	—	—	—	(17)	—	(2,612)	322	—	(2,307)	99	(2,208)
Net change in unrealized gains on available-for-sale securities	—	—	—	—	—	—	—	—	2,105	—	2,105	—	2,105
Share of additional paid-in capital and other comprehensive income of equity method investees	—	—	1,419	—	—	—	—	—	780	—	2,199	—	2,199
Change in fair value of forward exchange contracts under hedge accounting	—	—	—	—	—	—	—	—	169	—	169	—	169
Change in fair value of interest rate swaps under hedge accounting	—	—	—	—	—	—	—	—	433	—	433	—	433
Net income for the year	—	—	—	—	—	—	—	—	—	43,675	43,675	(488)	43,187
Deconsolidation of subsidiaries	—	—	—	—	—	—	—	44	—	—	44	—	44
Acquisition of subsidiaries	—	—	—	—	—	—	—	—	—	—	—	9,209	9,209
Issuance of shares, including exercise of share options and vesting of early exercised options and RSUs, including repayment of related employee loans	56,165,655	—	575	—	—	126	—	—	—	—	701	—	701
Repurchase and retirement of ordinary shares	(27,054,014)	—	(149)	—	—	—	—	—	—	(13,033)	(13,182)	—	(13,182)
Acquisition of additional shares of non-wholly owned subsidiaries	—	—	110	—	—	—	—	—	—	—	110	(450)	(340)
Deemed disposals of partial interest in subsidiaries arising from exercise or vesting of share-based awards	—	—	100	—	—	—	—	—	—	—	100	(58)	42
Redemption of treasury shares granted for Senior Management Share Incentive Scheme	—	—	13	—	—	—	—	—	—	—	13	(13)	—
Capital injection from noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	1,079	1,079
Amortization of compensation cost	—	—	15,610	—	—	—	—	—	—	—	15,610	487	16,097
Tax benefits from share-based awards	—	—	689	—	—	—	—	—	—	—	689	—	689
Issuance of ordinary shares (Note 4(ac))	26,324,689	—	14,012	(2,823)	—	—	—	—	—	—	11,189	—	11,189
Amortization of restructuring reserve and others	—	—	—	—	264	—	—	—	—	—	264	—	264
Exercise of right of subscription by noncontrolling interest for Partner Capital Investment Plan (Note 8(c))	—	—	—	—	—	—	—	—	—	—	—	100	100
Dividend paid by non-wholly owned subsidiaries to noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	(187)	(187)
Appropriation to statutory reserves	—	—	—	—	—	—	836	—	—	(836)	—	—	—

Balance as of March 31, 2017	2,529,364,189	1	164,585	(2,823)	(624)	(63)	4,080	(3,618)	8,703	108,558	278,799	42,330	321,129

The accompanying notes form an integral part of these consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (CONTINUED)

								Accumulated other comprehensive income (loss)
									Unrealized gains (losses) on available-for-sale securities, interest rate swaps and others
	Ordinary shares
			Additional paid-in capital	Treasury shares	Restructuring reserve (Note 4(a))	Subscription receivables	Statutory reserves	Cumulative translation adjustments		Retained earnings	Total shareholders' equity	Noncontrolling interests	Total equity
	Share	Amount
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(in millions, except share data)
Balance as of April 1, 2017	2,529,364,189	1	164,585	(2,823)	(624)	(63)	4,080	(3,618)	8,703	108,558	278,799	42,330	321,129
Foreign currency translation adjustment	—	—	—	—	—	14	—	24	(366)	—	(328)	(463)	(791)
Net change in unrealized gains on available-for-sale securities	—	—	—	—	—	—	—	—	1,212	—	1,212	(1)	1,211
Share of additional paid-in capital and other comprehensive income of equity method investees	—	—	(525)	—	—	—	—	—	(930)	—	(1,455)	—	(1,455)
Change in fair value of forward exchange contracts under hedge accounting	—	—	—	—	—	—	—	—	(85)	—	(85)	—	(85)
Change in fair value of interest rate swaps under hedge accounting	—	—	—	—	—	—	—	—	143	—	143	—	143
Net income for the year	—	—	—	—	—	—	—	—	—	64,093	64,093	(1,751)	62,342
Acquisition of subsidiaries	—	—	—	—	—	—	—	—	—	—	—	40,087	40,087
Issuance of shares, including exercise of share options and vesting of early exercised options and RSUs, including repayment of related employee loans	42,565,654	—	3,945	—	—	(114)	—	—	—	—	3,831	—	3,831
Acquisition of additional shares of non-wholly owned subsidiaries	—	—	(1,083)	—	—	—	—	—	—	—	(1,083)	(11,193)	(12,276)
Capital injection from noncontrolling interests	—	—	897	—	—	—	—	—	—	—	897	680	1,577
Amortization of compensation cost	—	—	19,053	—	—	—	—	—	—	—	19,053	1,039	20,092
Partial disposal of the Company's shares by Suning (Note 4(ac))	—	—	—	590	—	—	—	—	—	—	590	—	590
Appropriation to statutory reserves	—	—	—	—	—	—	298	—	—	(298)	—	—	—
Others	—	—	(108)	—	263	—	—	—	—	—	155	(112)	43

Balance as of March 31, 2018	2,571,929,843	1	186,764	(2,233)	(361)	(163)	4,378	(3,594)	8,677	172,353	365,822	70,616	436,438

The accompanying notes form an integral part of these consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended March 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
				(Note 2(a))
	(in millions)
Cash flows from operating activities:
Net income	71,289	41,226	61,412	9,791
Adjustments to reconcile net income to net cash provided by operating activities:
Revaluation of previously held equity interest	(18,603)	(770)	(24,436)	(3,896)
Gain on disposals of equity investees	(3,089)	(536)	(2,971)	(474)
Realized and unrealized gain related to investment securities	(906)	(5,488)	(70)	(11)
Change in fair value of other assets and liabilities	84	(759)	1,415	225
(Gain) Loss on disposals of subsidiaries	(26,913)	35	(14)	(2)
Depreciation and amortization of property and equipment and land use rights	3,770	5,284	8,789	1,401
Amortization of intangible assets and licensed copyrights	3,278	9,008	13,231	2,109
Tax benefits from share-based awards	(1,120)	(1,369)	—	—
Share-based compensation expense	16,082	15,995	20,075	3,201
Impairment of cost method investees and investment securities	1,864	2,298	1,816	290
Impairment of goodwill and licensed copyrights	455	857	1,295	207
(Gain) Loss on disposals of property and equipment	(11)	34	(95)	(15)
Amortization of restructuring reserve	264	264	264	42
Share of results of equity investees	1,730	5,027	20,792	3,315
Deferred income taxes	1,226	281	976	156
Allowance for doubtful accounts	483	1,680	610	97
Changes in assets and liabilities, net of effects of acquisitions and disposals:
Escrow receivables	—	(2,528)	(643)	(103)
Prepayments, receivables and other assets	(4,504)	(8,237)	(14,765)	(2,355)
Income tax payable	1,237	4,698	6,610	1,054
Escrow money payable	—	2,528	643	103
Accrued expenses, accounts payable and other liabilities	7,757	5,312	23,158	3,692
Merchant deposits	113	875	1,389	221
Deferred revenue and customer advances	2,350	4,611	5,690	907

Net cash provided by operating activities	56,836	80,326	125,171	19,955

Cash flows from investing activities:
Decrease (Increase) in short-term investments, net	4,619	5,761	(730)	(117)
Decrease (Increase) in restricted cash	746	452	(121)	(19)
Decrease in trading securities, net	9	1,229	—	—
Payments for settlement of forward exchange contracts	—	(256)	(582)	(94)
Acquisitions of available-for-sale and other investment securities	(15,363)	(4,669)	(11,872)	(1,892)
Disposals of available-for-sale and other investment securities	2,177	4,354	7,223	1,152
Acquisitions of equity investees	(37,625)	(39,429)	(53,742)	(8,568)
Disposals of equity investees	10,021	4,941	6,185	986
Acquisitions of:
Land use rights and construction in progress	(5,407)	(5,326)	(4,027)	(642)
Other property and equipment, intangible assets and licensed copyrights	(5,438)	(12,220)	(25,809)	(4,114)
Cash paid for business combinations, net of cash acquired	(1,495)	(33,454)	(520)	(83)
Deconsolidation and disposal of subsidiaries, net of cash proceeds	4,890	250	(27)	(4)
Loans to employees, net of repayments	35	3	132	21

Net cash used in investing activities	(42,831)	(78,364)	(83,890)	(13,374)

The accompanying notes form an integral part of these consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

	Year ended March 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
				(Note 2(a))
	(in millions)
Cash flows from financing activities:
Issuance of ordinary shares, including repayment of loan and interest receivable on employee loans for the exercise of ordinary shares	693	14,607	399	65
Repurchase of ordinary shares	(19,795)	(13,182)	—	—
Acquisition of additional equity interests in non-wholly owned subsidiaries	—	—	(13,627)	(2,173)
Payment for settlement of contingent consideration	—	—	(770)	(123)
Subscription of rights for Partner Capital Investment Plan (Note 8(c))	—	87	—	—
Dividend paid by a non-wholly owned subsidiary to noncontrolling interests	(3)	(163)	(112)	(18)
Capital injection from noncontrolling interests	56	1,543	1,124	180
Tax benefits from share-based awards	725	689	—	—
Proceeds from current bank borrowings	28,208	68,296	25,645	4,088
Repayment of current bank borrowings	(26,349)	(67,169)	(29,844)	(4,758)
Proceeds from non-current bank borrowings	765	28,381	1,179	188
Repayment of non-current bank borrowings	(146)	(175)	(570)	(91)
Proceeds from unsecured senior notes	—	—	45,817	7,304
Repayment of unsecured senior notes	—	—	(8,602)	(1,371)
Upfront fee payment for a revolving credit facility	—	—	(280)	(45)

Net cash (used in) provided by financing activities	(15,846)	32,914	20,359	3,246

Effect of exchange rate changes on cash and cash equivalents	466	2,042	(6,067)	(967)

(Decrease) Increase in cash and cash equivalents	(1,375)	36,918	55,573	8,860
Cash and cash equivalents at beginning of year	108,193	106,818	143,736	22,915

Cash and cash equivalents at end of year	106,818	143,736	199,309	31,775

The accompanying notes form an integral part of these consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

Supplemental disclosures of cash flow information:

Payment of income taxes

Income tax paid was RMB6,465 million, RMB9,652 million and RMB10,058 million, for the years ended March 31, 2016, 2017 and 2018, respectively.

Payment of interest

Interest paid was RMB1,560 million, RMB2,465 million and RMB2,884 million for the years ended March 31, 2016, 2017 and 2018, respectively.

Business combinations

	Year ended March 31,
	2016	2017	2018
	(in millions of RMB)
Cash paid for business combinations	(3,055)	(41,836)	(17,300)
Cash acquired in business combinations	1,560	8,382	16,780

	(1,495)	(33,454)	(520)

Restructuring of equity investments

During the year ended March 31, 2016, RMB6,202 million included in both acquisitions and disposals of equity investees under investing activities were related to the restructuring of certain equity investments, including Cainiao Network (Note 4(b)) and others, to establish new holding companies. The Company withdrew the investments in such underlying equity investees and the proceeds from the withdrawals were reinvested in full in their new holding companies established.

The accompanying notes form an integral part of these consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2016, 2017 AND 2018

1.     Organization and principal activities

  Alibaba Group Holding Limited (the "Company") is a limited liability company which was incorporated in the Cayman Islands on June 28, 1999. The Company is a holding company and conducts its businesses primarily through its subsidiaries. In these consolidated financial statements, where appropriate, the term "Company" also refers to its subsidiaries as a whole. The Company provides the technology infrastructure and marketing reach to help merchants, brands and other businesses to leverage the power of new technology to engage with their users and customers in the People's Republic of China (the "PRC" or "China") and internationally. Major shareholders of the Company include SoftBank Group Corp. ("SoftBank") and Altaba Inc. (formerly known as Yahoo! Inc.) ("Altaba").

  The Company has four operating and reportable segments, namely core commerce, cloud computing, digital media and entertainment, and innovation initiatives and others.

  The Company's core commerce segment is mainly comprised of (i) the retail and wholesale commerce businesses in China and internationally and (ii) a logistics data platform and a nationwide fulfillment network through Cainiao Network (Note 4(b)). Retail commerce businesses in China operated by the Company primarily include the China mobile commerce destination ("Taobao Marketplace") and the China third-party platform for brands and retailers ("Tmall"). International retail commerce businesses operated by the Company include the e-commerce platform across Southeast Asia operated by Lazada (Note 4(h)) and the global retail marketplace enabling consumers from around the world to buy directly from manufacturers and distributors primarily in China ("AliExpress"). Wholesale commerce businesses in China operated by the Company include the China integrated domestic wholesale marketplace ("1688.com"). International wholesale commerce businesses operated by the Company include the integrated international online wholesale marketplace ("Alibaba.com").

  The Company's cloud computing segment is comprised of Alibaba Cloud, which offers a complete suite of cloud services including elastic computing, database, storage, network virtualization services, large scale computing, security, management and application services, big data analytics, and machine learning platform and Internet of Things ("IoT") services for customers in different sizes across various industries.

  The Company's digital media and entertainment segment operates businesses through (i) Youku (Note 4(g)), (ii) UC Browser and (iii) other diverse content platforms that provide movies, TV drama series, online dramas, variety shows, games, literature and music.

  The Company's innovation initiatives and others segment primarily includes businesses such as AutoNavi, DingTalk and others.

  The Company has a profit sharing interest in Zhejiang Ant Small and Micro Financial Services Group Co., Ltd. ("Ant Financial") (Note 4(a)), the financial services group that operates mainly through Alipay.com Co., Ltd. ("Alipay"), a third-party online payment platform in China. Alipay provides payment processing and escrow services to the Company, which allow the transactions on the Company's marketplaces to be settled through a secure payment platform and escrow process.

2.     Summary of significant accounting policies

(a)   Basis of presentation

  The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2016, 2017 AND 2018

2.     Summary of significant accounting policies (Continued)

(a)   Basis of presentation (Continued)

  Translations of balances in the consolidated balance sheet, consolidated income statement, consolidated statement of comprehensive income and consolidated statement of cash flows from Renminbi ("RMB") into the United States Dollar ("US$") as of and for the year ended March 31, 2018 are solely for the convenience of the readers and are calculated at the rate of US$1.00=RMB6.2726, representing the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on March 30, 2018. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at such rate, or at any other rate.

(b)   Use of estimates

  The preparation of the consolidated financial statements in conformity with U.S. GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

(c)   Consolidation

  The consolidated financial statements include the financial statements of the Company and its subsidiaries, which include the wholly-foreign owned enterprises ("WFOEs") and variable interest entities ("VIEs") over which the Company is the primary beneficiary. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation. The results of subsidiaries acquired or disposed of are recorded in the consolidated income statements from the effective date of acquisition or up to the effective date of disposal, as appropriate.

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

  Due to legal restrictions on foreign ownership and investment in, among other areas, value-added telecommunications services, which include the operations of Internet content providers, the Company operates its Internet and other businesses in which foreign investment is restricted or prohibited in the PRC through certain PRC domestic companies. The equity interests of these PRC domestic companies are held by PRC citizens or by PRC entities owned and/or controlled by PRC citizens. Specifically, these PRC domestic companies that are material to the Company's business are Zhejiang Taobao Network Co., Ltd., Zhejiang Tmall Network Co., Ltd., Alibaba Cloud Computing Ltd., Hangzhou Alibaba Advertising Co., Ltd. and Youku Information Technology (Beijing) Co., Ltd. The registered capital of these PRC domestic companies was funded by the Company through loans extended to the equity holders of these PRC domestic companies. The

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2016, 2017 AND 2018

2.     Summary of significant accounting policies (Continued)

(c)   Consolidation (Continued)

  Company has entered into certain exclusive technical services agreements with these PRC domestic companies, which entitle it to receive a majority of their residual returns and make it obligatory for the Company to absorb a majority of the risk of losses from their activities. In addition, the Company has entered into certain agreements with the equity holders of these PRC domestic companies, including loan agreements that require them to contribute registered capital to those PRC domestic companies, exclusive call option agreements to acquire the equity interests in these companies when permitted by the PRC laws, rules and regulations, equity pledge agreements of the equity interests held by those equity holders, and proxy agreements that irrevocably authorize individuals designated by the Company to exercise the equity owner's rights over these PRC domestic companies.

  Details of the typical structure of the Company's significant VIEs are set forth below:

  (i)
  Contracts that give the Company effective control of VIEs

    Loan agreements

    Pursuant to the relevant loan agreements, the respective WFOEs have granted loans to the equity holders of the VIEs, which may only be used for the purpose of its business operation activities agreed by the WFOEs. The WFOEs may require acceleration of repayment at their absolute discretion. When the equity holders of the VIEs make early repayment of the outstanding amount, the WFOEs or a third-party designated by the WFOEs may purchase the equity interests in the VIEs at a price equal to the outstanding amount of the loan, subject to any applicable PRC laws, rules and regulations. The equity holders of the VIEs undertake not to enter into any prohibited transactions in relation to the VIEs, including the transfer of any business, material assets, intellectual property rights or equity interests in the VIEs to any third party.

    Exclusive call option agreements

    The equity holders of the VIEs have granted the WFOEs exclusive call options to purchase their equity interest in the VIEs at an exercise price equal to the higher of (i) the paid-in registered capital in the VIEs; and (ii) the minimum price as permitted by applicable PRC law. Each relevant VIE has further granted the relevant WFOE an exclusive call option to purchase its assets at an exercise price equal to the book value of the assets or the minimum price as permitted by applicable PRC laws, whichever is higher. Certain VIEs and their equity holders will also jointly grant the WFOEs (A) exclusive call options to request the VIEs to decrease their registered capital at an exercise price equal to the higher of (i) the paid-in registered capital in the VIEs and (ii) the minimum price as permitted by applicable PRC law (the "Capital Decrease Price"), and (B) exclusive call options to subscribe for the increased capital of the VIEs at a price equal to the sum of the Capital Decrease Price and the unpaid registered capital, if applicable, as of the capital decrease. The WFOEs may nominate another entity or individual to purchase the equity interest or assets, or to subscribe for the increased capital, if applicable, under the call options. Execution of each call option shall not violate the applicable PRC laws, rules and regulations. Each equity holder of the VIE has agreed that the following amounts, to the extent in excess of the original registered capital that they contributed to the VIE (after deduction of relevant tax expenses), belong to and shall be paid to the WFOEs: (i) proceeds from the transfer of its equity interests in the VIE, (ii) proceeds received in connection with a capital decease in the VIE, and (iii) distributions or liquidation residuals

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2016, 2017 AND 2018

2.     Summary of significant accounting policies (Continued)

(c)   Consolidation (Continued)

    from the disposal of its equity interests in the VIE upon termination or liquidation. Moreover, any profits, distributions or dividends (after deduction of relevant tax expenses) received by the VIEs also belong to and shall be paid to the WFOEs. The exclusive call option agreements remain in effect until the equity interest or assets that are the subject of these agreements are transferred to the WFOEs.

    Proxy agreements

    Pursuant to the relevant proxy agreements, the equity holders of the VIEs irrevocably authorize any person designated by the WFOEs to exercise their rights as the equity holders of the VIEs, including without limitation the right to vote and appoint directors.

    Equity pledge agreements

    Pursuant to the relevant equity pledge agreements, the equity holders of the VIEs have pledged all of their interests in the equity of the VIEs as a continuing first priority security interest in favor of the corresponding WFOEs to secure the outstanding amounts advanced under the relevant loan agreements described above and to secure the performance of obligations by the VIEs and/or the equity holders under the other structure contracts. Each WFOE is entitled to exercise its right to dispose of the pledged interests in the equity of the VIE held by the equity holders and has priority in receiving payment by the application of proceeds from the auction or sale of such pledged interests, in the event of any breach or default under the loan agreement or other structure contracts, if applicable. These equity pledge agreements remain in force until the earlier of (i) the full performance of the contractual arrangements by the relevant parties, and (ii) the full repayment of the loans made to the equity holders of the VIEs.

  (ii)
  Contracts that enable the Company to receive substantially all of the economic benefits from the VIEs

    Exclusive technology services agreements or exclusive services agreements

    Each relevant VIE has entered into an exclusive technology services agreement or an exclusive services agreement with the respective WFOE, pursuant to which the relevant WFOE provides exclusive services to the VIE. In exchange, the VIE pays a service fee to the WFOE, the amount of which shall be determined, to the extent permitted by applicable PRC laws as proposed by the WFOE, resulting in a transfer of substantially all of the profits from the VIE to the WFOE.

    Other arrangements

    The exclusive call option agreements described above also entitle the WFOEs to all profits, distributions or dividends (after deduction of relevant tax expenses) to be received by the VIEs, and the following amounts, to the extent in excess of the original registered capital that they contributed to the VIEs (after deduction of relevant tax expenses) to be received by each equity holder of the VIEs: (i) proceeds from the transfer of its equity interests in the VIEs, (ii) proceeds received in connection with a capital decease in the VIEs, and (iii) distributions or liquidation residuals from the disposal of its equity interests in the VIEs upon termination or liquidation.

  Based on these contractual agreements, the Company believes that the PRC domestic companies as described above should be considered as VIEs because the equity holders do not have significant equity at risk nor do

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2016, 2017 AND 2018

2.     Summary of significant accounting policies (Continued)

(c)   Consolidation (Continued)

  they have the characteristics of a controlling financial interest. Given that the Company is the primary beneficiary of these PRC domestic companies, the Company believes that these VIEs should be consolidated based on the structure as described above.

  The following financial information of the VIEs in the PRC was recorded in the accompanying consolidated financial statements:

	As of March 31,
	2017	2018
	(in millions of RMB)
Cash and cash equivalents and short-term investments	7,586	7,507
Investments in equity investees and investment securities	17,371	26,611
Accounts receivable, net of allowance	3,301	5,733
Amounts due from non-VIE subsidiaries of the Company	1,400	1,949
Prepayment for licensed copyrights	1,469	1,736
Property and equipment and intangible assets	4,738	6,788
Others	2,926	4,139
Total assets	38,791	54,463
Amounts due to non-VIE subsidiaries of the Company	25,317	41,090
Accruals for purchase of licensed copyrights	2,244	3,686
Accrued expenses, account payable and other liabilities	7,545	10,931
Deferred revenue and customer advances	3,338	4,997
Deferred tax liabilities	1,481	995
Total liabilities	39,925	61,699

	Year ended March 31,
	2016	2017	2018
	(in millions of RMB)
Revenue (i)	8,558	24,712	32,898
Net income (loss) (i)	35	(4,688)	(6,167)
Net cash provided by operating activities	1,224	3,220	5,547
Net cash used in investing activities	(7,160)	(2,557)	(20,366)
Net cash provided by financing activities	6,494	2,688	14,286
  (i)
  Revenue and net income (loss) earned and incurred by the VIEs are primarily from mobile media and entertainment services, cloud computing services and others.

  The VIEs did not have any material related party transactions except for the related party transactions which are disclosed in Note 21 or elsewhere in these consolidated financial statements, and those transactions with other subsidiaries that are not VIEs, which were eliminated upon consolidation.

  Under the contractual arrangements with the VIEs, the Company has the power to direct activities of the VIEs and can have assets transferred out of the VIEs under its control. Therefore, the Company considers that there is no asset in any of the VIEs that can be used only to settle obligations of the VIEs, except for registered capital and PRC statutory reserves. As all VIEs are incorporated as limited liability companies

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2016, 2017 AND 2018

2.     Summary of significant accounting policies (Continued)

(c)   Consolidation (Continued)

  under the Company Law of the PRC, creditors of the VIEs do not have recourse to the general credit of the Company for any of the liabilities of the VIEs.

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

(d)  Business combinations and noncontrolling interests

  The Company accounts for its business combinations using the acquisition method of accounting in accordance with Accounting Standards Codification ("ASC") 805 "Business Combinations." The cost of an acquisition is measured as the aggregate of the acquisition date fair value of the assets transferred to the sellers and liabilities incurred by the Company and equity instruments issued. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets and liabilities acquired or assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total costs of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated income statements. During the measurement period, which can be up to one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the consolidated income statements.

  In a business combination achieved in stages, the Company re-measures the previously held equity interest in the acquiree immediately before obtaining control at its acquisition date fair value and the re-measurement gain or loss, if any, is recognized in the consolidated income statements.

  When there is a change in ownership interests or a change in contractual arrangements that results in a loss of control of a subsidiary, the Company deconsolidates the subsidiary from the date control is lost. Any retained noncontrolling investment in the former subsidiary is measured at fair value and is included in the calculation of the gain or loss upon deconsolidation of the subsidiary.

  For the Company's non-wholly owned subsidiaries, a noncontrolling interest is recognized to reflect portion of equity that is not attributable, directly or indirectly, to the Company. When the noncontrolling interest is contingently redeemable upon the occurrence of a conditional event, which is not solely within the control of the Company, the noncontrolling interest is classified as mezzanine equity. The Company accretes changes in

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2016, 2017 AND 2018

2.     Summary of significant accounting policies (Continued)

(d)  Business combinations and noncontrolling interests (Continued)

  the redemption value over the period from the date that it becomes probable that the mezzanine equity will become redeemable to the earliest redemption date using the effective interest method. Consolidated net income in the consolidated income statements includes net income (loss) attributable to noncontrolling interests and mezzanine equity holders when applicable. Net income (loss) attributable to mezzanine equity holders is included in net loss attributable to noncontrolling interests in the consolidated income statements, while it is excluded from the consolidated statements of changes in shareholders' equity. During the year ended March 31, 2018, net loss attributable to mezzanine equity holders amounted to RMB930 million. The cumulative results of operations attributable to noncontrolling interests, along with adjustments for share-based compensation expense arising from outstanding share-based awards relating to subsidiaries' shares, are also recorded as noncontrolling interests in the Company's consolidated balance sheets. Cash flows related to transactions with noncontrolling interests are presented under financing activities in the consolidated statements of cash flows.

(e)   Segment reporting

  Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker (the "CODM"), which is comprised of certain members of the Company's management team. Historically, the Company had one single operating and reportable segment, namely the provision of online and mobile commerce and related services. Starting from the year ended March 31, 2017, the Company implemented operational changes in how the CODM manages the businesses of the Company to maximize efficiency in allocating resources and assessing performance. Consequently, the Company presents four operating and reportable segments as set out in Notes 1 and 25 to reflect the change.

(f)   Foreign currency translation

  The functional currency of the Company is US$. The Company's subsidiaries with operations in the PRC, Hong Kong, the United States and other jurisdictions generally use their respective local currencies as their functional currencies. The reporting currency of the Company is RMB as the major operations of the Company are within the PRC. The financial statements of the Company's subsidiaries, other than the subsidiaries with the functional currency of RMB, are translated into RMB using the exchange rate as of the balance sheet date for assets and liabilities and the average daily exchange rate for each month for income and expense items. Translation gains and losses are recorded in accumulated other comprehensive income or loss as a component of shareholders' equity.

  In the financial statements of the Company's subsidiaries, transactions in currencies other than the functional currency are measured and recorded in the functional currency using the exchange rate in effect at the date of the transaction. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the functional currency are translated into the functional currency using the exchange rate at the balance sheet date. All gains and losses arising from foreign currency transactions are recorded in the consolidated income statements during the year in which they occur.

(g)   Revenue recognition

  Revenue is principally comprised of customer management revenue, commissions on transactions, membership fees, cloud computing services revenue and other revenue. Revenue represents the fair value of the

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2016, 2017 AND 2018

2.     Summary of significant accounting policies (Continued)

(g)   Revenue recognition (Continued)

  consideration received or receivable for the sales of goods and the provision of services in the ordinary course of the Company's activities and is recorded net of value-added tax ("VAT"). Consistent with the criteria of ASC 605 "Revenue Recognition" ("ASC 605"), the Company recognizes revenue when the following four revenue recognition criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been provided, (iii) the selling price is fixed or determinable, and (iv) collectability is reasonably assured.

  Revenue arrangements with multiple deliverables are divided into separate units of accounting. The arrangement consideration is allocated at the inception of the arrangement to each element based on their relative fair values for revenue recognition purposes. The consideration is allocated to each element using vendor-specific objective evidence or third-party evidence of the standalone selling price for each deliverable, or if neither type of evidence is available, using management's best estimate of selling price. Revenue arrangements with multiple deliverables primarily relate to the sale of membership packages and customer management services on wholesale marketplaces and Youku's platforms, which are not significant to the Company's total revenue.

  The Company evaluates if it is a principal or an agent in a transaction to determine whether revenue should be recorded on a gross or net basis. When the Company is primarily obligated in a transaction, is subject to inventory risk, has latitude in establishing prices and selecting suppliers, or has several but not all of these indicators, revenue is recorded on a gross basis. When the Company is not the primary obligor, does not bear the inventory risk and does not have the ability to establish the price, revenue is recorded on a net basis.

  When services are exchanged or swapped for other services, revenue will be recognized based on the value of services being exchanged. The amount of revenue recognized for barter transactions was not material for each of the periods presented.

  Revenue recognition policies for each type of services are as follows:

  (i)
  Customer management revenue

    Within the core commerce segment, the Company provides the following customer management services to merchants on the Company's retail and wholesale marketplaces and certain third-party marketing affiliates' websites:

    Pay for performance ("P4P") marketing services

    P4P marketing services allow merchants to bid for keywords that match product or service listings appearing in search or browser results on the Company's marketplaces. Merchants bid for keywords through an online bidding system. The positioning of such listings and the price for such positioning are determined through an online auction system, which facilitates price discovery through a market-based mechanism. In general, merchants prepay for P4P marketing services and the related revenue is recognized when a user clicks their product or service listings.

    Display marketing services

    Display marketing services allow merchants to place advertisements in particular areas of a web page of the Company's marketplaces, at fixed prices or prices established by a real-time bidding system and in

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2016, 2017 AND 2018

2.     Summary of significant accounting policies (Continued)

(g)   Revenue recognition (Continued)

    particular formats. In general, merchants need to prepay for display marketing and revenue is recognized ratably over the period in which the advertisement is displayed or when an advertisement is clicked or viewed by users.

    The Company also places P4P marketing services content and display marketing content through the third-party marketing affiliate program. A substantial portion of customer management revenue generated through the third-party marketing affiliate program represented P4P marketing services revenue. In delivery of these customer management services, the Company, through the third-party marketing affiliate program, places the P4P marketing services content of the participating merchants on third-party websites in the forms of picture or text links through contextual relevance technology to match merchants' marketing content to the textual content of the third-party website and the users' attributes based on the Company's systems and algorithms. When such links on third-party websites are clicked, users are diverted to a landing page of the Company's marketplaces where listings of the participating merchant as well as similar products or services of other merchants are presented. In limited cases, the Company may embed a search box for one of its marketplaces on such third-party websites, and when a keyword is input into the search box, the user will be diverted to the Company's website where search results are presented. Revenue is recognized when such users further click on the P4P marketing content on such landing pages. The Company places display marketing content on third-party websites in a similar manner. Revenue is recognized ratably over the period in which the advertisement is displayed or when users click or view the advertisement.

    P4P marketing services revenue as well as display marketing revenue generated on the Company's marketplaces or through the third-party marketing affiliate program are recorded on a gross basis when the Company is the primary obligor to the merchants in the arrangements. For third-party marketing affiliates with whom the Company has an arrangement to share such revenue, traffic acquisition cost is also recognized at the same time if the P4P marketing content on the landing page clicked by the users is from merchants participating in the third-party marketing affiliate program.

    Taobaoke services

    In addition, the Company offers the Taobaoke program which generates commissions from merchants for transactions completed by consumers sourced from certain third-party marketing affiliates' websites. The commission rates on Taobaoke are set by the merchants. The Company's portion of commission revenue is recognized at the time when the underlying transaction is completed and is recorded on a net basis principally because the Company is not the primary obligor as it does not have latitude in establishing prices or does not have inventory risk. In certain occasions where the Company is the primary obligor of the arrangement (such as arrangements where the Company is obligated to pay for website inventory costs in fixed amounts to third-party marketing affiliates regardless of whether commission revenue is generated from these marketing affiliates), such commission revenue is recorded on a gross basis.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2016, 2017 AND 2018

2.     Summary of significant accounting policies (Continued)

(g)   Revenue recognition (Continued)

    Within the digital media and entertainment segment, the Company offers P4P marketing services to merchants and marketers on websites and mobile media operated by UCWeb. Revenue is recognized when a user clicks their product or service listings. In addition, marketers can also place advertisements on websites and mobile media operated by UCWeb and Youku's platforms in different formats, including video, banners, links, logos and buttons. Revenue is recognized ratably over the period in which the advertisement is displayed or when users click or view the advertisement.

  (ii)
  Commissions on transactions

    The Company earns commissions from merchants when transactions are completed on certain retail marketplaces of the Company. Such commissions are generally determined as a percentage based on the value of merchandise being sold by the merchants. Revenue related to commissions is recognized in the consolidated income statements at the time when the underlying transaction is completed.

  (iii)
  Membership fees

    The Company earns membership fees revenue from wholesale sellers in respect of the sale of membership packages and subscriptions which allow them to host premium storefronts on the Company's wholesale marketplaces, as well as the provision of other value-added services, and from customers in respect of the sale of membership packages which allow them to access premium content on Youku's paid content platforms. These service fees are paid in advance for a specific contracted service period. All these fees are initially deferred when received and revenue is recognized ratably over the term of the respective service contracts as the services are provided.

  (iv)
  Cloud computing services revenue

    The Company earns cloud computing services revenue from the provision of services such as elastic computing, database, storage, network virtualization services, large scale computing, security, management and application services, big data analytics, and machine learning platform and IoT services. Revenue is recognized at the time when the services are provided or ratably over the term of the service contracts as appropriate.

  (v)
  Other revenue

    Other revenue primarily consists of revenue from the sales of goods, which is mainly generated from Lazada (Note 4(h)) and Intime (Note 4(c)). Revenue from the sales of goods is recognized when the customer has accepted the goods and related risks and rewards of ownership. Receipts of fees in respect of all other incidental services provided by the Company are recognized when services are delivered and the amounts relating to such incidental services are not material to the Company's total revenue for each of the periods presented.

(h)  Cost of revenue

  Cost of revenue consists primarily of cost of inventory, logistics costs, co-location and bandwidth fees, depreciation and maintenance costs for computers and other equipment, content costs, staff costs and share-based compensation expense, traffic acquisition costs, payment processing fees and other related incidental expenses that are directly attributable to the Company's principal operations.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2016, 2017 AND 2018

2.     Summary of significant accounting policies (Continued)

(i)   Product development expenses

  Product development expenses consist primarily of staff costs and share-based compensation expense for research and development personnel and other expenses which are directly attributable to the development of new technologies and products for the businesses of the Company, such as the development of the Internet infrastructure, applications, operating systems, software, database and network.

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

(j)   Sales and marketing expenses

  Sales and marketing expenses consist primarily of online and offline advertising expenses, promotion expenses, staff costs and share-based compensation expense, sales commissions and other related incidental expenses that are incurred directly to attract or retain consumers and merchants for the Company's marketplaces, mobile products, transaction and service platforms as well as entertainment distribution platforms.

  The Company expenses the costs of producing advertisements at the time production occurs, and expenses the costs of delivering advertisements in the period in which the advertising space or airtime is used. Advertising and promotional expenses totaled RMB5,524 million, RMB8,799 million and RMB16,814 million during the years ended March 31, 2016, 2017 and 2018, respectively.

(k)   Share-based compensation

  Share-based awards granted are measured at fair value on grant date and share-based compensation expense is recognized (i) immediately at the grant date if no vesting conditions are required, or (ii) using the accelerated attribution method, net of estimated forfeitures, over the requisite service period. The fair value of share options is determined using the Black-Scholes valuation model and the fair value of restricted shares and restricted share units ("RSUs") is determined with reference to the fair value of the underlying shares. Share-based awards granted to non-employees are initially measured at fair value on the grant date and re-measured at each reporting date through the vesting date. Such value is recognized as an expense over the respective service period, net of estimated forfeitures. Share-based compensation expense, when recognized, is charged to the consolidated income statements with the corresponding entry to additional paid-in capital, liability or noncontrolling interests as disclosed in Note 2(d).

  On each measurement date, the Company reviews internal and external sources of information to assist in the estimation of various attributes to determine the fair value of the share-based awards granted by the Company, including the fair value of the underlying shares, expected life and expected volatility. The Company is required to consider many factors and makes certain assumptions during this assessment. If any of the assumptions used to determine the fair value of the share-based awards change significantly in the future, share-based compensation expense may differ materially. The Company recognizes the impact of any revisions to the original forfeiture rate assumptions in the consolidated income statements, with a corresponding adjustment to equity.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2016, 2017 AND 2018

2.     Summary of significant accounting policies (Continued)

(l)   Other employee benefits

  The Company's subsidiaries in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain retirement, medical and other welfare benefits are provided to employees. The relevant labor regulations require the Company's subsidiaries in the PRC to pay the local labor and social welfare authorities monthly contributions based on the applicable benchmarks and rates stipulated by the local government. The relevant local labor and social welfare authorities are responsible for meeting all retirement benefits obligations and the Company's subsidiaries in the PRC have no further commitments beyond their monthly contributions. The contributions to the plan are expensed as incurred. During the years ended March 31, 2016, 2017 and 2018, contributions to such plan amounting to RMB2,094 million, RMB2,710 million and RMB3,587 million, respectively, were charged to the consolidated income statements.

  The Company also makes payments to other defined contribution plans for the benefit of employees employed by subsidiaries outside of the PRC. Amounts contributed during the years ended March 31, 2016, 2017 and 2018 were insignificant.

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

  The Company adopts ASC 740 "Income Taxes" which prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures. The Company did not have significant unrecognized uncertain tax positions or any unrecognized liabilities, interest or penalties associated with unrecognized tax benefit as of and for the years ended March 31, 2016, 2017 and 2018.

(n)  Government grants

  Government grants are recognized as income in other income, net or as a reduction of specific costs and expenses for which the grants are intended to compensate. Such amounts are recognized in the consolidated income statements upon receipts and all conditions attached to the grants are fulfilled.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2016, 2017 AND 2018

2.     Summary of significant accounting policies (Continued)

(o)   Leases

  Leases are classified as either capital or operating leases. Leases that transfer substantially all the benefits and risks incidental to the ownership of assets are accounted for as capital leases as if there was an acquisition of an asset and incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases wherein rental payments (net of any incentives received from the lessor) are recognized in the consolidated income statements on a straight-line basis over the lease terms. The Company had no significant capital leases for the years ended March 31, 2016, 2017 and 2018.

(p)  Cash and cash equivalents

  The Company considers all short-term, highly liquid investments with an original maturity of three months or less, when purchased, to be cash equivalents. Cash and cash equivalents primarily represent bank deposits, fixed deposits with maturities less than three months and investments in money market funds. As of March 31, 2017 and 2018, the Company had certain amounts of cash held in accounts managed by Alipay in connection with the provision of online and mobile commerce and related services for a total amount of RMB991 million and RMB1,687 million, respectively, which have been classified as cash and cash equivalents in the consolidated balance sheets.

(q)  Short-term investments

  Short-term investments consist primarily of investments in fixed deposits with maturities between three months and one year and investments in money market funds or other investments whereby the Company has the intention to redeem within one year. As of March 31, 2017 and 2018, the investments in fixed deposits that were recorded as short-term investments amounted to RMB1,075 million and RMB2,919 million, respectively. As of the same dates, the Company had certain amounts of short-term investments held in accounts managed by Alipay for a total amount of RMB982 million and RMB890 million, respectively.

(r)   VAT receivables

  VAT receivables mainly represent the advance settlement of relevant VAT refund amounts provided by the Company to its customers prior to receiving such VAT refund from tax authorities. Such amounts are recorded at the claimed refund amount less allowance for doubtful accounts relating to VAT receivables, and include accrued interest receivable as of the balance sheet date. Allowance for doubtful accounts relating to VAT receivables represent the Company's best estimate of the losses inherent in the outstanding portfolio of VAT receivables. The collection periods related to the VAT receivables generally range from three to six months. Judgment is required to determine the allowance amounts and whether such amounts are adequate to cover potential bad debts, and periodic reviews are performed to ensure such amounts continue to reflect the best estimate of the losses inherent in the outstanding portfolio of debts. For the years ended March 31, 2016, 2017 and 2018, allowance for doubtful accounts relating to VAT receivables amounting to RMB474 million, RMB1,321 million and RMB153 million were recorded in cost of revenue within the Company's core commerce segment. For the years ended March 31, 2016, 2017 and 2018, the charge-offs and recoveries in relation to the allowance for doubtful accounts relating to VAT receivables were insignificant.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2016, 2017 AND 2018

2.     Summary of significant accounting policies (Continued)

(s)   Inventories

  Inventories mainly consist of merchandise for sales. They are accounted for using the weighted average cost and stated at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

(t)   Investment securities

  The classification of investment securities is based on the Company's intent, which is re-evaluated periodically, with respect to those securities. The securities that the Company has positive intent and ability to hold to maturity are classified as held-to-maturity securities and stated at amortized cost. The maturities of the held-to-maturity securities held by the Company generally range from one to ten years. Other investment securities classified as available-for-sale are carried at fair value with unrealized gains and losses recorded in accumulated other comprehensive income (loss) as a component of shareholders' equity. Realized gains and losses and provision for decline in value judged to be other-than-temporary, if any, are recognized in the consolidated income statements. In computing realized gains and losses on available-for-sale securities, the Company determines cost based on amounts paid, including direct costs such as commissions to acquire the security, using the average cost method. Other than the above, the Company has elected the fair value option for certain investments including convertible and exchangeable bonds subscribed. Such fair value option permits the irrevocable election on an instrument-by-instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. The investments accounted for under the fair value option are carried at fair value with realized or unrealized gains and losses recorded in the consolidated income statements.

  Interest income from investment securities is recognized using the effective interest method which is reviewed and adjusted periodically based on changes in estimated cash flows. Dividend income is recognized when the right to receive the payment is established.

(u)  Investments in equity investees

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

  Under the equity method, the Company's share of the post-acquisition profits or losses of the equity investee is recognized in the consolidated income statements and its share of post-acquisition movements in accumulated other comprehensive income is recognized in other comprehensive income. The Company records its share of the results of such equity investees on a one quarter in arrears basis. The excess of the carrying amount of the investment over the underlying equity in net assets of the equity investee represents goodwill and intangible assets acquired. When the Company's share of losses in the equity investee equals or exceeds

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2016, 2017 AND 2018

2.     Summary of significant accounting policies (Continued)

(u)  Investments in equity investees (Continued)

  its interest in the equity investee, the Company does not recognize further losses, unless the Company has incurred obligations or made payments or guarantees on behalf of the equity investee.

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

(v)   Property and equipment, net

  Property and equipment are stated at cost less accumulated depreciation and any impairment loss. Depreciation is computed using the straight-line method with no residual value based on the estimated useful lives of the various classes of assets, which range as follows:

Computer equipment and software	3 – 5 years
Furniture, office and transportation equipment	3 – 10 years
Buildings	20 – 50 years
Property improvements	shorter of remaining lease period or estimated useful life

  Construction in progress represents buildings and related premises under construction, which is stated at actual construction cost less any impairment loss. Construction in progress is transferred to the respective category of property and equipment when completed and ready for its intended use.

  Costs of repairs and maintenance are expensed as incurred and asset improvements are capitalized. The cost and related accumulated depreciation of assets disposed of or retired are removed from the accounts, and any resulting gain or loss is reflected in the consolidated income statements.

(w)  Land use rights, net

  Land use rights represent lease prepayments to the local government authorities. Land use rights are carried at cost less accumulated amortization and any impairment loss. Amortization is provided to write off the cost of lease prepayments on a straight-line basis over the period of the right which is 30 – 50 years.

(x)   Intangible assets other than licensed copyrights

  Intangible assets mainly include those acquired through business combinations and purchased intangible assets. Intangible assets acquired through business combinations are recognized as assets separate from goodwill if they satisfy either the "contractual-legal" or "separability" criterion. Intangible assets arising from business combinations are recognized and measured at fair value upon acquisition. Purchased intangible assets are initially recognized and measured at cost upon acquisition. Separately identifiable intangible assets that have

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2016, 2017 AND 2018

2.     Summary of significant accounting policies (Continued)

(x)   Intangible assets other than licensed copyrights (Continued)

  determinable lives continue to be amortized over their estimated useful lives using the straight-line method as follows:

User base and customer relationships	1 – 16 years
Trade names, trademarks and domain names	3 – 20 years
Developed technology and patents	2 – 5 years
Non-compete agreements	over the contracted term up to 6 years

(y)   Licensed copyrights

  Licensed copyrights related to titles to movies, television series, variety shows, animations and other video content acquired from external parties are carried at the lower of unamortized cost or net realizable value. The terms of the licenses for professionally produced content vary depending on the type of content and producers, but the terms for movies and television serial dramas typically range from six months to ten years. Licensed copyrights are presented in the consolidated balance sheets as current assets under prepayments, receivables and other assets, or non-current assets under intangible assets, net, based on estimated time of usage. Licensed copyrights are generally amortized using an accelerated method based on historical viewership consumption patterns. Estimates of the consumption patterns for licensed copyrights are reviewed periodically and revised if necessary. For the years ended March 31, 2016, 2017 and 2018, amortization expenses in connection with the licensed copyrights of RMB347 million, RMB3,886 million and RMB6,111 million were recorded in cost of revenue within the Company's digital media and entertainment segment.

  On a periodic basis, the Company evaluates the program usefulness of its licensed copyrights pursuant to the guidance in ASC 920 "Entertainment — Broadcasters" which provides that such rights be reported at the lower of unamortized cost or estimated net realizable value. When there is a change in the expected usage of licensed copyrights, the Company estimates net realizable value of licensed copyrights to determine if any impairment exists. The net realizable value of licensed copyrights is determined by estimating the expected cash flows from advertising, less any direct costs, over the remaining useful lives of such licensed copyrights. The Company estimates advertising cash flows for each category of content separately. Estimates that impact advertising cash flows include anticipated levels of demand for the Company's advertising services and the expected selling prices of the Company's advertisements on the entertainment distribution platforms. For the years ended March 31, 2016, 2017 and 2018, impairment charges in connection with the licensed copyrights of nil, RMB857 million and RMB801 million were recorded in cost of revenue within the Company's digital media and entertainment segment.

(z)   Goodwill

  Goodwill represents the excess of the purchase consideration over the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed from the acquired entity as a result of the Company's acquisitions of interests in its subsidiaries. Goodwill is not amortized but is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that it might be impaired. The Company first assesses qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. In the qualitative assessment, the Company considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. Based on the qualitative assessment, if it is more likely than not

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2016, 2017 AND 2018

2.     Summary of significant accounting policies (Continued)

(z)   Goodwill (Continued)

  that the fair value of a reporting unit is less than the carrying amount, the quantitative impairment test is performed.

  In performing the two-step quantitative impairment test, the first step compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit's goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for the purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, allocation of assets, liabilities and goodwill to reporting units, and determination of the fair value of each reporting unit.

(aa) Impairment of long-lived assets other than goodwill and licensed copyrights

  The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. No impairment of long-lived assets other than investments in equity investees and investment securities was recognized for the years ended March 31, 2016, 2017 and 2018.

(ab) Derivatives and hedging

  All contracts that meet the definition of a derivative are recognized in the consolidated balance sheets as either assets or liabilities and recorded at fair value. Changes in the fair value of derivatives are either recognized periodically in the consolidated income statements or in other comprehensive income depending on the use of the derivatives and whether they qualify for hedge accounting and are so designated as cash flow hedges, fair value hedges or net investment hedges.

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

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2016, 2017 AND 2018

2.     Summary of significant accounting policies (Continued)

(ab) Derivatives and hedging (Continued)

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

  Forward exchange contracts

  Forward exchange contracts designated as hedging instruments to hedge against the future changes in currency exposure of net investments in foreign operations may qualify as net investment hedges. The Company entered into forward exchange contracts to hedge the foreign currency risk associated with investments in net assets of certain subsidiaries with operations in the PRC of which the functional currency is RMB. The effective portion of the changes in fair value of the forward exchange contracts that are designated and qualify as net investment hedges is recognized in accumulated other comprehensive income to offset the cumulative translation adjustments relating to those subsidiaries. The gain or loss relating to the ineffective portion, which is measured based on changes in forward exchange rates, is recognized immediately in other income, net in the consolidated income statements. Amounts accumulated are removed from accumulated other comprehensive income and recognized in the consolidated income statements upon disposal of those subsidiaries. Once the hedge becomes ineffective, hedge accounting is discontinued prospectively.

  Changes in the fair value of the derivatives not qualified for hedge accounting are reported in the consolidated income statements. The estimated fair value of the derivatives is determined based on relevant market information. These estimates are calculated with reference to the market rates using industry standard valuation techniques.

(ac) Bank borrowing and unsecured senior notes

  Bank borrowings and unsecured senior notes are recognized initially at fair value, net of upfront fees, debt discounts or premiums, debt issuance costs and other incidental fees. Upfront fees, debt discounts or premiums, debt issuance costs and other incidental fees are recorded as a reduction of the proceeds received and the related accretion is recorded as interest expense in the consolidated income statements over the estimated term of the facilities using the effective interest method.

(ad) Merchant deposits

  The Company collects deposits representing an annual upfront service fee from merchants on Tmall and AliExpress before the beginning of each calendar year. These deposits are initially recorded as a liability by the Company. Such deposits are refundable to a merchant depending on the level of sales volume that is generated by that merchant on Tmall and AliExpress during the period. If the transaction volume target is not

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2016, 2017 AND 2018

2.     Summary of significant accounting policies (Continued)

(ad) Merchant deposits (Continued)

  met at the end of each calendar year, the relevant deposits will become non-refundable and such portion of the deposits is recognized as revenue in the consolidated income statements.

(ae) Deferred revenue and customer advances

  Deferred revenue and customer advances generally represent cash received from customers that relate to goods or services to be provided in the future. Deferred revenue, mainly relating to membership fees and cloud computing services revenue, is stated at the amount of service fees received less the amount previously recognized as revenue upon the provision of the respective services over the terms of the respective service contracts.

(af) Commitments and contingencies

  In the normal course of business, the Company is subject to contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters. Liabilities for such contingencies are recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated.

  Certain conditions may exist as of the date the consolidated financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company assesses such contingent liabilities which inherently involves judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company, in consultation with its legal counsel, evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

  If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the consolidated financial statements. If the assessment indicates that a potentially material loss contingency is not probable, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of the reasonably possible loss, if determinable and material, would be disclosed.

  Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee would be disclosed.

(ag) Treasury shares

  The Company accounts for treasury shares using the cost method. Under this method, the cost incurred to purchase the shares is recorded in the treasury shares account in the consolidated balance sheets. At retirement, the ordinary shares account is charged only for the aggregate par value of the shares. The excess of the acquisition cost of treasury shares over the aggregate par value is allocated between additional paid-in capital (up to the amount credited to the additional paid-in capital upon original issuance of the shares) and retained earnings. The treasury shares account includes 20,789,596 and 20,789,596 ordinary shares issued at par to wholly-owned subsidiaries of the Company for the purpose of certain equity investment plans for management as of March 31, 2017 and 2018, respectively.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2016, 2017 AND 2018

2.     Summary of significant accounting policies (Continued)

(ag) Treasury shares (Continued)

  The Company applies the treasury stock method for the accounting of the reciprocal relationship in which Suning (Note 4(ac)) holds ordinary shares of the Company. The treasury shares account includes 5,262,306 and 4,162,856 ordinary shares representing the Company's share of Suning's investment in the Company as of March 31, 2017 and 2018, respectively.

(ah) Subscription receivables

  The Company made available loans to certain employees of the Company and its related companies in order to finance their exercise of share options and subscription for ordinary shares of the Company. The participants of all such loans have pledged the ownership of their ordinary shares or restricted shares as security for these loans. The Company also had arrangements with its related companies such that the Company will receive cash reimbursements from its related companies upon the vesting of options and RSUs underlying the Company's ordinary shares granted to their employees. For accounting purposes, loans and reimbursements outstanding with respect to the exercise of vested options and share subscription are recorded as subscription receivables in equity. Further, unvested options that were exercised are recorded as other current liabilities and they are transferred to equity upon vesting.

(ai)  Statutory reserves

  In accordance with the relevant regulations and their articles of association, subsidiaries of the Company incorporated in the PRC are required to allocate at least 10% of their after-tax profit determined based on the PRC accounting standards and regulations to the general reserve until such reserve has reached 50% of the relevant subsidiary's registered capital. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the respective board of directors of the subsidiaries. These reserves can only be used for specific purposes and are not transferable to the Company in the form of loans, advances or cash dividends. During the years ended March 31, 2016, 2017 and 2018, appropriations to the general reserve amounted to RMB529 million, RMB836 million and RMB298 million, respectively. No appropriations to the enterprise expansion fund and staff welfare and bonus fund have been made by the Company.

(aj) Reclassification of comparative figures

  In April 2017, the Company adopted Accounting Standards Update ("ASU") 2015-17, "Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes," which was issued by the Financial Accounting Standards Board ("FASB") and effective for the Company for the year ended March 31, 2018 and interim reporting periods during the year ended March 31, 2018. This ASU simplifies the presentation of deferred income taxes by requiring deferred tax assets and liabilities to be classified as non-current in the consolidated balance sheet. The Company adopted the ASU retrospectively to all periods presented and accordingly, the consolidated balance sheet as of March 31, 2017 was retrospectively adjusted with current deferred tax assets amounting to RMB652 million reclassified from current prepayments, receivables and other assets to non-current prepayments, receivables and other assets, and current deferred tax liabilities amounting to RMB207 million reclassified from accrued expenses, accounts payable and other liabilities to deferred tax liabilities.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2016, 2017 AND 2018

3.     Recent accounting pronouncements

  In May 2014, the FASB issued ASU 2014-09, "Revenue from Contracts with Customers (Topic 606)" and issued subsequent amendments to the initial guidance or implementation guidance between August 2015 and December 2016 within ASU 2015-14, ASU 2016-08, ASU 2016-10, ASU 2016-12 and ASU 2016-20 (collectively, including ASU 2014-09, "ASC 606"). ASC 606 supersedes the revenue recognition requirements in ASC 605 and requires entities to recognize revenue in a way that depicts the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The new guidance is effective retrospectively for the Company for the year ending March 31, 2019 and interim reporting periods during the year ending March 31, 2019. The new guidance is required to be applied either retrospectively to each prior reporting period presented (the "full retrospective method") or retrospectively with the cumulative effect of initially applying the guidance recognized at the date of initial application (the "modified retrospective method"). The Company will apply the new guidance beginning on April 1, 2018 using the modified retrospective method. Upon the adoption of ASC 606, the Company will begin to recognize revenue relating to the non-cash consideration received from merchants for advertising barter transactions. The adoption of ASC 606 will also impact the Company's revenue recognition in other areas, including the estimation of variable consideration from merchants at contract inception, which will affect the timing and the amount of revenue to be recognized. The cumulative impact of these adjustments on retained earnings as of April 1, 2018 is not expected to be material.

  In January 2016, the FASB issued ASU 2016-01, "Financial Instruments — Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities" and issued certain technical corrections and improvements to the initial guidance within ASU 2018-03 in February 2018. ASU 2016-01 amends various aspects of the recognition, measurement, presentation, and disclosure for financial instruments. The new guidance also simplifies the impairment assessment and enhances the disclosure requirements of equity investments. The new guidance is effective for the Company for the year ending March 31, 2019 and interim reporting periods during the year ending March 31, 2019. With respect to the Company's consolidated financial statements, the most significant impact relates to the accounting for equity investments (except for those accounted for under the equity method or those that result in the consolidation of the investee). Under the new guidance, these equity investments of the Company are required to be measured at fair value with changes in fair value recognized in net income. For those investments without readily determinable fair values, the Company will elect to record these investments at cost, less impairment, with subsequent adjustments for observable price changes. The Company will apply the new guidance beginning on April 1, 2018 and unrealized gains and losses for the Company's available-for-sale securities recorded in accumulated other comprehensive income as of March 31, 2018 will be reclassified into retained earnings as of April 1, 2018.

  In February 2016, the FASB issued ASU 2016-02, "Leases (Topic 842)" and issued certain transitional guidance and subsequent amendments within ASU 2018-01 and ASU 2018-10 in January 2018 and July 2018, respectively. ASU 2016-02 creates a new topic in ASC 842 "Leases" ("ASC 842") to replace the current topic in ASC 840 "Leases," which increases transparency and comparability among organizations by recognizing lease assets and lease liabilities in the consolidated balance sheet and disclosing key information about leasing arrangements. ASC 842 affects both lessees and lessors, although for the latter the provisions are similar to the current model, but are updated to align with certain changes to the lessee model and also the new revenue recognition provisions contained in ASC 606. The new guidance is effective for the Company for the year ending March 31, 2020 and interim reporting periods during the year ending March 31, 2020. Early adoption is permitted. The Company is evaluating the effects of the adoption of ASC 842 and currently believes that it will impact the accounting of the Company's operating leases.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2016, 2017 AND 2018

3.     Recent accounting pronouncements (Continued)

  In June 2016, the FASB issued ASU 2016-13, "Financial Instruments — Credit Losses (Topic 326): Measurement on Credit Losses on Financial Instruments," which introduces new guidance for credit losses on instruments within its scope. The new guidance introduces an approach based on expected losses to estimate credit losses on certain types of financial instruments, including trade and other receivables, held-to-maturity debt securities, loans and net investments in leases. The new guidance also modifies the impairment model for available-for-sale debt securities and requires entities to determine whether all or a portion of the unrealized loss on an available-for-sale debt security is a credit loss. Further, the new guidance indicates that entities may not use the length of time a security has been in an unrealized loss position as a factor in concluding whether a credit loss exists. The new guidance is effective for the Company for the year ending March 31, 2021 and interim reporting periods during the year ending March 31, 2021. Early adoption is permitted for the Company for the year ending March 31, 2020 and interim reporting periods during the year ending March 31, 2020. The Company is evaluating the effects, if any, of the adoption of this guidance on the Company's financial position, results of operations and cash flows.

  In October 2016, the FASB issued ASU 2016-16, "Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other than Inventory," which amends the accounting for income taxes. The new guidance requires recognition of income tax consequences of an intra-entity asset transfer, other than transfers of inventory, when the transfer occurs. For intra-entity transfers of inventory, the income tax effects will continue to be deferred until the inventory has been sold to a third party. The new guidance is effective for the Company for the year ending March 31, 2019 and interim reporting periods during the year ending March 31, 2019. The new guidance is required to be applied on a modified retrospective basis through a cumulative effect adjustment directly recorded to retained earnings as of the beginning of the period of adoption. The Company does not expect that the adoption of this guidance will have a material impact on the Company's financial position, results of operations and cash flows.

  In November 2016, the FASB issued ASU 2016-18, "Statement of Cash Flows (Topic 230): Restricted Cash," which requires the amounts generally described as restricted cash and restricted cash equivalents to be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The new guidance is effective for the Company for the year ending March 31, 2019 and interim reporting periods during the year ending March 31, 2019. The guidance requires application using a retrospective transition method. The Company believes that the adoption of this guidance will impact the presentation of the Company's consolidated statements of cash flows.

  In January 2017, the FASB issued ASU 2017-04, "Intangibles — Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment," which simplifies how an entity is required to test goodwill for impairment by eliminating step two from the goodwill impairment test. Step two of the goodwill impairment test measures a goodwill impairment loss by comparing the implied fair value of a reporting unit's goodwill with its carrying amount. The new guidance is effective prospectively for the Company for the year ending March 31, 2021 and interim reporting periods during the year ending March 31, 2021. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Company is evaluating the effects, if any, of the adoption of this guidance on the Company's financial position, results of operations and cash flows.

  In May 2017, the FASB issued ASU 2017-09, "Compensation — Stock Compensation (Topic 718): Scope of Modification Accounting," which provides guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting in ASC 718 "Compensation —  Stock Compensation" ("ASC 718"). Under the new guidance, modification accounting is required only if the

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2016, 2017 AND 2018

3.     Recent accounting pronouncements (Continued)

  fair value, the vesting condition, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. The new guidance is effective prospectively for the Company for the year ending March 31, 2019 and interim reporting periods during the year ending March 31, 2019. The Company does not expect that the adoption of this guidance will have a material impact on the Company's financial position, results of operations and cash flows.

  In August 2017, the FASB issued ASU 2017-12, "Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities," which simplifies the application of hedge accounting and makes more financial and nonfinancial hedging strategies eligible for hedge accounting. It also amends the presentation and disclosure requirements and changes how companies assess effectiveness. The new guidance permits a qualitative effectiveness assessment for certain hedges instead of a quantitative test after the initial qualification, if the company can reasonably support an expectation of high effectiveness throughout the term of the hedge. Also, for cash flow hedges and net investment hedges, if the hedge is highly effective, all changes in the fair value of the derivative hedging instrument will be recorded in other comprehensive income. The new guidance is effective prospectively for the Company for the year ending March 31, 2020 and interim reporting periods during the year ending March 31, 2020. Early adoption is permitted. The Company is evaluating the effects, if any, of the adoption of this guidance on the Company's financial position, results of operations and cash flows.

  In June 2018, the FASB issued ASU 2018-07, "Compensation — Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting," which expands the scope of ASC 718 to include share-based payment transactions for acquiring goods and services from non-employees. An entity should apply the requirements of ASC 718 to non-employee awards except for specific guidance on inputs to an option pricing model and the attribution of cost. The amendments specify that ASC 718 applies to all share-based payment transactions in which a grantor acquires goods or services to be used or consumed in a grantor's own operations by issuing share-based payment awards. The new guidance is effective for the Company for the year ending March 31, 2020 and interim reporting periods during the year ending March 31, 2020. Early adoption is permitted. The Company is evaluating the effects of the adoption of this guidance and currently believes that it will impact the accounting of the share-based awards granted to non-employees.

4.     Significant restructuring transaction, mergers and acquisitions and equity investments

  Restructuring transaction

(a)   Restructuring of the relationship with Ant Financial and Alipay

  (i)
  Restructuring in 2011

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

    In 2011, the Company entered into certain commercial arrangements with APN Ltd. (a company owned by two directors of the Company), Altaba, SoftBank, Alipay, Ant Financial, and Ant Financial's equity

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2016, 2017 AND 2018

4.     Significant restructuring transaction, mergers and acquisitions and equity investments (Continued)

(a)   Restructuring of the relationship with Ant Financial and Alipay (Continued)

    holders, setting out the mechanism for the future collaboration among the relevant parties relating to Ant Financial.

  (ii)
  2014 restructuring of the relationship with Ant Financial and Alipay and 2018 amendments

    In August 2014, the Company entered into a share and asset purchase agreement (the "2014 SAPA"), and entered into or amended certain ancillary agreements including an amendment and restatement of the intellectual property license agreement with Alipay (the "2014 IPLA"). Pursuant to these agreements, the Company restructured its relationships with Ant Financial and Alipay.

    As of August 2014, the fair value of the restructured arrangement exceeded the fair value of the pre-existing arrangement with Ant Financial by RMB1.3 billion. As Ant Financial was controlled by a director and major shareholder of the Company, the excess value provided to the Company in this related party transaction was accounted for as an equity contribution by the shareholder in the statement of changes in shareholders' equity. Given the nature of this transaction, the corresponding asset representing the excess value receivable by the Company was accounted for as a restructuring reserve in equity and amortized as an expense in the consolidated income statements over the expected term of the restructured arrangement which is estimated to be five years. The amortization of the excess value of RMB264 million, RMB264 million and RMB264 million were recorded in other income, net in the consolidated income statements for the years ended March 31, 2016, 2017 and 2018, respectively (Note 6).

    In February 2018, the Company amended both the 2014 SAPA (the amended version of which is referred to as the "2018 SAPA") and the Alipay commercial agreement, and agreed with Ant Financial and certain other parties on forms of certain ancillary agreements, including an amendment and restatement of the 2014 IPLA ("the 2018 IPLA"). The 2018 SAPA and amendment to the Alipay commercial agreement were entered into to facilitate the planned acquisition of a 33% equity interest in Ant Financial, and the forms of certain ancillary agreements will be entered into and/or become effective upon the closing of the acquisition of such equity interest.

    Apart from the amended provisions described below, the key terms of the agreements with Ant Financial and Alipay from the 2014 restructuring remain substantially unchanged.

    2014 SAPA and 2018 SAPA

    Sale of SME loan business and certain other assets

    Pursuant to the 2014 SAPA, the Company agreed to sell certain securities and assets primarily relating to the SME loan business and other related services to Ant Financial for an aggregate cash consideration of RMB3,219 million. The sale was completed in February 2015. In addition, pursuant to software system use and service agreements relating to the know-how and related intellectual property that we agreed to sell together with the SME loan business and related services, the Company will receive annual fees (the "SME Annual Fee") for a term of seven years. These SME Annual Fees, which are recognized as other revenue, are determined as follows: for calendar years 2015 to 2017, the entities operating the SME loan business paid an annual fee equal to 2.5% of the average daily balance of the SME loans provided by these entities, and in calendar years 2018 to 2021, these entities will pay an annual fee equal to the amount of the fees paid in calendar year 2017. The Company accounts for the SME Annual Fee in the periods when the services are provided, where such payments are expected to approximate the estimated

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2016, 2017 AND 2018

4.     Significant restructuring transaction, mergers and acquisitions and equity investments (Continued)

(a)   Restructuring of the relationship with Ant Financial and Alipay (Continued)

    fair values of the services provided. The SME Annual Fee of RMB708 million, RMB847 million and RMB956 million were recorded in revenue in the consolidated financial statements for the years ended March 31, 2016, 2017 and 2018, respectively (Note 21).

    Planned issuance of equity interest

    Pursuant to the 2014 SAPA, the Company is entitled to receive up to 33% equity interest in Ant Financial under certain circumstances. To facilitate the acquisition of equity interest in Ant Financial contemplated under the 2014 SAPA, the 2018 SAPA provides that Ant Financial will issue new securities to the Company representing a 33% equity interest in Ant Financial, subject to the receipt of the necessary PRC regulatory approvals and the satisfaction of other conditions set forth in the 2018 SAPA.

    Under the 2014 SAPA and the 2018 SAPA, the consideration to acquire the 33% equity interest in Ant Financial will be fully funded by payments from Ant Financial and its subsidiaries to the Company in consideration for certain intellectual property and assets that the Company will transfer at the closing of the equity issuance. Such consideration is determined based on the fair value of the underlying assets. The Company currently estimates the total consideration for the acquisition of the 33% equity interest in Ant Financial will be approximately RMB12.2 billion before deducting expenses in connection with such transfers and share subscription. The large majority of the intellectual property and assets to be transferred as part of these arrangements was previously planned to be transferred to Ant Financial pursuant to the 2014 SAPA. Ant Financial may elect to defer certain offshore transfer payments, in which case the Company's obligations to pay corresponding consideration for the equity issuance will also be deferred. If the Company has made all its outstanding equity issuance consideration payments at a time when Ant Financial has not made all corresponding transfer payments to the Company, Ant Financial or its subsidiaries will issue interest-bearing promissory notes to the Company. In any event, Ant Financial must complete all outstanding transfer payments to the Company, by the earlier of (i) the first anniversary of an Ant Financial IPO meeting certain minimum criteria for a qualified IPO set forth in the 2018 SAPA (a "Qualified IPO"), and (ii) the fifth anniversary of the equity issuance closing.

    Upon closing of the equity issuance, the Company will enter into the 2018 IPLA and the Profit Share Payments under the 2014 IPLA will automatically terminate.

    Removal of liquidity event payment obligation

    Under the 2014 SAPA, in the event of a qualified IPO of Ant Financial or Alipay, if the Company had not acquired equity interest in Ant Financial prior to the closing of such IPO, the Company was entitled, at its election, to receive a one-time liquidity event payment equal to 37.5% of the equity value, immediately prior to the qualified IPO. If the Company had acquired equity interest in Ant Financial, but in an aggregate amount less than 33%, the percentage of Ant Financial's equity value used to calculate such liquidity event payment would be adjusted proportionately. In lieu of receiving the liquidity event payment, the Company could instead elect to receive the Profit Share Payments under the 2014 IPLA described below in perpetuity, subject to the receipt of regulatory approvals. If the Company so elected, in connection with the qualified IPO, Ant Financial would have been required to use its commercially reasonable efforts to obtain these regulatory approvals. If these approvals were not obtained, then Ant Financial would have been obligated to pay the Company the liquidity event payment described above.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2016, 2017 AND 2018

4.     Significant restructuring transaction, mergers and acquisitions and equity investments (Continued)

(a)   Restructuring of the relationship with Ant Financial and Alipay (Continued)

    The 2018 SAPA no longer provides for this liquidity event payment, as the Company has agreed to acquire the entire 33% equity interest in Ant Financial at the closing of the equity issuance.

    Regulatory unwind and long-stop date

    The 2018 SAPA provides that, if a relevant governmental authority prohibits the Company from owning all or a portion of its equity interest in Ant Financial after the equity issuance has occurred through enactment of a law, rule or regulation, or explicitly requires Ant Financial to redeem such equity interest, and such prohibition or request is not subject to appeal and cannot otherwise be resolved, then to the extent necessary, Ant Financial will redeem the equity interest; the related intellectual property and asset transfers, and ancillary transactions under the 2018 SAPA will be unwound; and the terms of the 2014 SAPA, the 2014 IPLA, and other related agreements will be restored, including the prior Profit Share Payments and liquidity event payment terms discussed above. If there is a partial unwind where the Company retains a portion of its equity interest in Ant Financial, but less than the full 33%, then pursuant to the terms of the 2014 SAPA and the 2014 IPLA, the prior Profit Share Payments arrangement and liquidity event payment amount will be proportionately reduced based on the amount of equity interest retained by the Company.

    Similarly, if a governmental authority prohibits the equity issuance through enactment of a law, rule or regulation, and such prohibition is not subject to appeal and cannot otherwise be resolved, or if the closing of the equity issuance has not occurred by the first anniversary of the establishment of a PRC subsidiary to acquire the relevant equity interest, which time period may be extended in certain circumstances, then the 2018 SAPA and related agreements will terminate, and the 2014 SAPA and other related agreements will come back into effect.

    Pre-emptive rights

    As was the case under the 2014 SAPA, under the 2018 SAPA, following the receipt of equity interest in Ant Financial, the Company will have pre-emptive rights to participate in other issuances of equity securities by Ant Financial and certain of its affiliates prior to the time of a Qualified IPO of Ant Financial. These pre-emptive rights entitle the Company to maintain the equity ownership percentage the Company held in Ant Financial immediately prior to any such issuances. In connection with the exercise of the pre-emptive rights the Company is also entitled to receive certain payments from Ant Financial, effectively funding the subscription for these additional equity interest, up to a value of US$1.5 billion, subject to certain adjustments. In addition, under the 2018 SAPA, in certain circumstances the Company is permitted to exercise pre-emptive rights through an alternative arrangement which will further protect the Company from dilution.

    Corporate governance provisions

    Under the 2018 SAPA, upon the closing of the equity issuance, in addition to an independent director, the Company will have the right to nominate two officers or employees of the Company for election to the board of Ant Financial. In each case, these director nomination rights will continue unless required to be terminated by applicable laws and regulations or listing rules in connection with an Ant Financial

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2016, 2017 AND 2018

4.     Significant restructuring transaction, mergers and acquisitions and equity investments (Continued)

(a)   Restructuring of the relationship with Ant Financial and Alipay (Continued)

    Qualified IPO process or the Company ceases to own a certain amount of its post-issuance equity interest in Ant Financial.

    In connection with the 2018 SAPA, the Company also agreed on the form of the 2018 IPLA, agreed to certain revisions to the previously-agreed form of cross license agreement, and agreed on new forms of various intellectual property transfer agreements to be entered into in connection with, and to implement, the contemplated intellectual property and asset transfers.

    2014 IPLA and 2018 IPLA

    2014 IPLA

    Under the 2014 IPLA, the Company receives, in addition to a software technology service fee, royalty streams related to Alipay and other current and future businesses of Ant Financial (collectively, the "Profit Share Payments"). The Profit Share Payments are paid at least annually and equal the sum of an expense reimbursement plus 37.5% of the consolidated pre-tax income of Ant Financial, subject to certain adjustments. The expense reimbursement represents the costs and expenses incurred by the Company in the provision of software technology services. The Company accounts for the Profit Share Payments in the periods when the services are provided, where such payments are expected to approximate the estimated fair values of the services provided. In addition, if the Company acquires any equity interest in Ant Financial, the Profit Share Payments will also be reduced in proportion to such equity issuances made to the Company. The Profit Share Payments will be terminated upon the closing of the planned acquisition of a 33% equity interest in Ant Financial.

    Income in connection with the Profit Share Payments, net of costs incurred by the Company, of RMB1,122 million, RMB2,086 million and RMB3,444 million, were recorded in other income, net in the consolidated income statements for the years ended March 31, 2016, 2017 and 2018, respectively (Notes 6 and 21).

    2018 IPLA

    Pursuant to the 2018 SAPA, the Company, Ant Financial and Alipay agreed to enter into the 2018 IPLA upon the closing of the planned acquisition of a 33% equity interest in Ant Financial, at which time the Company will also transfer certain intellectual property and assets to Ant Financial and its subsidiaries and the current arrangement of Profit Share Payments will immediately terminate.

    The 2018 IPLA will terminate upon the earliest of:

    •
    the full payment of all pre-emptive rights funded payments under the 2018 SAPA;

    •
    the closing of a Qualified IPO of Ant Financial or Alipay; and

    •
    the transfer to Ant Financial of intellectual property the Company owns that is exclusively related to the business of Ant Financial.

    The 2018 amendments are effective subject to the receipt of the necessary PRC regulatory approvals and the satisfaction of other conditions set forth in the 2018 SAPA.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2016, 2017 AND 2018

4.     Significant restructuring transaction, mergers and acquisitions and equity investments (Continued)

       Mergers and acquisitions

(b)   Acquisition of Cainiao Smart Logistics Network Limited ("Cainiao Network")

  Cainiao Network operates a logistics data platform which leverages the capacity and capabilities of logistics partners to offer domestic and international one-stop-shop logistics services and supply chain management solutions, fulfilling various logistics needs of merchants and consumers at scale. It uses data insights and technology to improve efficiency across the logistics value chain. In March 2016, the Company participated in Cainiao Network's equity financing round, after which the Company's investment in Cainiao Network increased from RMB2,400 million to RMB6,992 million. The Company's equity interest in Cainiao Network was diluted to approximately 47% after this financing round and a gain of RMB448 million arising from such deemed disposal was recognized in share of results of equity investees in the consolidated income statement for the year ended March 31, 2016. The Company's investment in Cainiao Network was accounted for under the equity method.

  In October 2017, the Company completed the subscription for newly issued ordinary shares of Cainiao Network for a cash consideration of US$803 million (RMB5,322 million). Following the completion of the transaction, the Company's equity interest in Cainiao Network increased to approximately 51% and Cainiao Network became a consolidated subsidiary of the Company.

  The allocation of the purchase price as of the date of acquisition is summarized as follows:

Amounts
(in millions of RMB)
Net assets acquired (i)	23,937
Amortizable intangible assets (ii)
User base and customer relationships	9,344
Trade names, trademarks and domain names	4,965
Developed technology and patents	459
Goodwill	32,418
Deferred tax assets	920
Deferred tax liabilities	(5,197)
Noncontrolling interests (iii)	(33,189)

Total	33,657

Amounts
(in millions of RMB)
Total purchase price is comprised of:
- cash consideration	5,322
- fair value of previously held equity interests	28,335

Total	33,657

  (i)
  Net assets acquired primarily include the cash consideration of RMB5,322 million, property and equipment of RMB15,144 million and bank borrowings of RMB5,288 million as of the date of acquisition.

  (ii)
  Acquired amortizable intangible assets have estimated amortization periods not exceeding 16 years and a weighted-average amortization period of 14.3 years.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2016, 2017 AND 2018

4.     Significant restructuring transaction, mergers and acquisitions and equity investments (Continued)

(b)   Acquisition of Cainiao Smart Logistics Network Limited ("Cainiao Network") (Continued)

  (iii)
  Fair value of the noncontrolling interests is estimated with reference to the purchase price per share as of the acquisition date.

  A gain of RMB22,442 million in relation to the revaluation of the previously held equity interests was recorded in interest and investment income, net in the consolidated income statement for the year ended March 31, 2018. The fair value of the previously held equity interests was estimated based on the purchase price per share of Cainiao Network as of the acquisition date.

  The Company expects that the acquisition of control over Cainiao Network will help enhance the overall logistics experience for consumers and merchants across the ecosystem of the Company, and enable greater efficiencies and lower costs in the logistics sector in the PRC. Goodwill arising from this acquisition was attributable to the synergies expected from the combined operations of Cainiao Network and the Company, the assembled workforce and their knowledge and experience in the logistics sector in the PRC. The goodwill recognized was not expected to be deductible for income tax purpose.

(c)   Acquisition of Intime Retail (Group) Company Limited ("Intime")

  Intime is one of the leading department store operators in the PRC that was previously listed on the Hong Kong Stock Exchange ("HKSE"). The Company owned a 9.9% equity interest in Intime which was accounted for as an available-for-sale security and subscribed for a convertible bond which was accounted for under the fair value option and recorded under investment securities.

  In June 2016, the Company completed the conversion of all of the convertible bond that the Company previously subscribed for into newly issued ordinary shares of Intime, at a conversion price of Hong Kong Dollar ("HK$") 7.13 per share. Upon the completion of the conversion, the Company's equity interest in Intime increased to approximately 28% and the investment was accounted for under the equity method. The sum of the market value of the previously held equity interests in Intime and the fair value of the convertible bond on the date of conversion, amounting to RMB4,758 million, was recognized as the cost of investment under the equity method upon the completion of the conversion. Out of this amount, RMB250 million was allocated to amortizable intangible assets, RMB426 million was allocated to deferred tax liabilities and RMB4,934 million was allocated to net assets acquired.

  In May 2017, the Company and the founder of Intime completed the privatization of Intime, upon which all of the issued and outstanding shares of Intime that the Company, the founder of Intime and certain other shareholders did not own were cancelled in exchange for a payment of HK$10.00 per share in cash. The Company paid a cash consideration of HK$12,605 million (RMB11,131 million) in the privatization. Upon the completion of the privatization, the Company increased its shareholding in Intime to approximately 74% and Intime became a consolidated subsidiary of the Company. Following the completion of the transaction, the listing of the shares of Intime on the HKSE was withdrawn.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2016, 2017 AND 2018

4.     Significant restructuring transaction, mergers and acquisitions and equity investments (Continued)

(c)   Acquisition of Intime Retail (Group) Company Limited ("Intime") (Continued)

  The allocation of the purchase price as of the date of acquisition is summarized as follows:

Amounts
(in millions of RMB)
Net assets acquired (i)	20,920
Amortizable intangible assets (ii)
Trade names, trademarks and domain names	1,131
User base and customer relationships	72
Developed technology and patents	16
Goodwill	4,757
Deferred tax liabilities	(2,790)
Noncontrolling interests (iii)	(6,301)

Total	17,805

Amounts
(in millions of RMB)
Total purchase price is comprised of:
- cash consideration	11,131
- fair value of previously held equity interests	6,674

Total	17,805

  (i)
  Net assets acquired primarily include property and equipment of RMB23,492 million and bank borrowings of RMB4,110 million as of the date of acquisition.

  (ii)
  Acquired amortizable intangible assets have estimated amortization periods not exceeding eleven years and a weighted-average amortization period of 10.1 years.

  (iii)
  Fair value of the noncontrolling interests is estimated with reference to the purchase price of HK$10.00 per share in the privatization.

  A gain of RMB1,861 million in relation to the revaluation of the previously held equity interests was recorded in interest and investment income, net in the consolidated income statement for the year ended March 31, 2018. The fair value of the previously held equity interests was estimated with reference to the purchase price of HK$10.00 per share in the privatization.

  The Company expects Intime to support its strategy to transform conventional retail by leveraging its substantial consumer reach, rich data and technology. Goodwill arising from this acquisition was attributable to the synergies expected from the combined operations of Intime and the Company, the assembled workforce and their knowledge and experience in the retail business in the PRC. The goodwill recognized was not expected to be deductible for income tax purpose.

  In February 2018, the Company purchased additional ordinary shares of Intime from certain minority shareholders for a cash consideration of HK$6,712 million (RMB5,428 million). This resulted in a reduction of noncontrolling interests amounting to RMB5,854 million. As of March 31, 2018, the Company's equity interest in Intime was approximately 98%.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2016, 2017 AND 2018

4.     Significant restructuring transaction, mergers and acquisitions and equity investments (Continued)

(d)  Acquisition of Pony Media Holdings Inc. ("Damai")

  Damai is a leading online ticketing platform for live events such as concerts and theater shows in the PRC. In March 2017, the Company completed an acquisition of all of the issued and outstanding shares of Damai that the Company did not already own for a cash consideration of US$393 million (RMB2,711 million). Prior to this transaction, the Company held an approximately 32% equity interest on a fully diluted basis in Damai. The investment was accounted for under the cost method. Yunfeng, which is comprised of certain investment funds of which the executive chairman of the Company has equity interests in the general partners of such funds, was one of the shareholders of Damai.

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
Total purchase price is comprised of:
- cash consideration	2,711
- fair value of previously held equity interests	1,118

Total	3,829

  (i)
  Acquired amortizable intangible assets have estimated amortization periods not exceeding ten years and a weighted-average amortization period of 7.4 years.

  A gain of RMB201 million in relation to the revaluation of previously held equity interests was recorded in interest and investment income, net in the consolidated income statement for the year ended March 31, 2017. The fair value of the previously held equity interests was determined using an income approach. As Damai is a private company, the fair value of the previously held equity interests is estimated based on significant inputs that market participants would consider, which mainly include revenue growth rate, operating margin, discount rate and other factors that may affect such fair value estimation.

  The Company believes Damai will form a strategic part of the value chain in the Company's digital media and entertainment business. Goodwill arising from this acquisition was attributable to the synergies expected from the combined operations of Damai and the Company, the assembled workforce and their knowledge and experience in the entertainment industry in the PRC. The goodwill recognized was not expected to be deductible for income tax purpose.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2016, 2017 AND 2018

4.     Significant restructuring transaction, mergers and acquisitions and equity investments (Continued)

(e)   Acquisition of AGTech Holdings Limited ("AGTech")

  AGTech, a company that is listed on the Hong Kong Growth Enterprise Market, is an integrated technology and services company engaged in the lottery and mobile games and entertainment market with a focus on the PRC and selected international markets. In August 2016, an investment vehicle which is 60% owned by the Company and 40% owned by Ant Financial completed an acquisition of newly issued ordinary shares of AGTech for a cash consideration of HK$1,675 million (RMB1,436 million), representing an approximately 49% equity interest in AGTech. In addition, the investment vehicle completed the subscription for convertible bonds, which are convertible into ordinary shares of AGTech, for a purchase price of HK$713 million (RMB611 million). A portion of the convertible bonds with a total principal amount of HK$205 million (RMB176 million) was converted into ordinary shares of AGTech upon closing of the acquisition. Consequently, the investment vehicle's equity interest in AGTech increased to approximately 53%. The Company obtained control over AGTech through its control over the investment vehicle and AGTech became a consolidated subsidiary of the Company.

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

  (i)
  Net assets acquired include the cash consideration of RMB1,612 million.

  (ii)
  Acquired amortizable intangible assets have estimated amortization periods and a weighted-average amortization period of 3.0 years.

  (iii)
  Fair value of the noncontrolling interests is estimated with reference to the market price per ordinary share of AGTech as of the acquisition date.

  The Company believes that AGTech will serve as its vehicle for participating in the online lottery business in the PRC. Goodwill arising from this acquisition was attributable to the synergies expected from the combined operations of AGTech and the Company, the assembled workforce and their knowledge and experience surrounding lottery related businesses in the PRC. The goodwill recognized was not expected to be deductible for income tax purpose.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2016, 2017 AND 2018

4.     Significant restructuring transaction, mergers and acquisitions and equity investments (Continued)

(e)   Acquisition of AGTech Holdings Limited ("AGTech") (Continued)

  In March 2017, an additional portion of the convertible bonds with a total principal amount of HK$175 million (RMB155 million) was converted into ordinary shares of AGTech. The conversion was accounted for as a reduction of noncontrolling interests. As of March 31, 2018, the investment vehicle's equity interest in AGTech was approximately 55%.

(f)   Acquisition of South China Morning Post and other media businesses ("SCMP")

  In April 2016, the Company acquired the business of South China Morning Post, the premier English newspaper in Hong Kong. Apart from the flagship South China Morning Post, the Company also acquired the recruitment, outdoor media, events and conferences, education and digital media businesses in the same transaction. The cash consideration of HK$2,134 million (RMB1,780 million) was paid upon the closing of the transaction. These acquired businesses became wholly-owned by the Company after the completion of the transaction.

  The allocation of the purchase price as of the date of acquisition is summarized as follows:

Amounts
(in millions of RMB)
Net assets acquired	800
Amortizable intangible assets (i)
Trade names, trademarks and domain names	378
User base and customer relationships	166
Others	15
Goodwill	529
Deferred tax assets	1
Deferred tax liabilities	(109)

Total	1,780

  (i)
  Acquired amortizable intangible assets have estimated amortization periods and a weighted-average amortization period of 3.0 years.

  By combining the heritage and editorial excellence of SCMP with the Company's digital expertise, the Company intended to provide comprehensive and insightful news and analysis of the big stories in Hong Kong and the PRC so as to expand the readership globally through digital distribution and allow easier access to content. Goodwill arising from this acquisition was attributable to the synergies expected from the combined operations of SCMP and the Company, the assembled workforce and their knowledge and experience in the provision and distribution of content to reach global audience. The goodwill recognized was not expected to be deductible for income tax purpose.

(g)   Acquisition of Youku Tudou Inc. ("Youku")

  Youku is one of the largest online video platforms in the PRC that was previously listed on the New York Stock Exchange ("NYSE"). In April 2016, the Company completed an acquisition of all of the issued and outstanding shares of Youku that the Company or Yunfeng did not previously own, at a purchase price of US$27.60 per American Depositary Share ("ADS"). Following the completion of the transaction, the Company

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2016, 2017 AND 2018

4.     Significant restructuring transaction, mergers and acquisitions and equity investments (Continued)

(g)   Acquisition of Youku Tudou Inc. ("Youku") (Continued)

  held an approximately 98% equity interest in Youku. As a result, Youku became a consolidated subsidiary of the Company, with Yunfeng holding approximately 2% noncontrolling interests. The listing of the ADS of Youku on the NYSE was withdrawn upon the closing of the transaction.

  The cash consideration of US$4,443 million (RMB28,724 million) was paid upon the closing of the transaction. The allocation of the purchase price as of the date of acquisition is summarized as follows:

Amounts
(in millions of RMB)
Net assets acquired (i)	5,923
Amortizable intangible assets (ii)
Trade names, trademarks and domain names	4,047
User base and customer relationships	284
Developed technology and patents	143
Others	175
Goodwill	26,395
Deferred tax assets	73
Deferred tax liabilities	(1,167)
Noncontrolling interests (iii)	(773)

Total	35,100

Amounts
(in millions of RMB)
Total purchase price is comprised of:
- cash consideration	28,724
- fair value of previously held equity interests	6,376

Total	35,100

  (i)
  Net assets acquired primarily include cash and cash equivalents and short-term interest-bearing deposits with total balance of RMB5,857 million and licensed copyrights of RMB703 million as of the date of acquisition.

  (ii)
  Acquired amortizable intangible assets have estimated amortization periods not exceeding 20 years and a weighted-average amortization period of 17.4 years.

  (iii)
  Fair value of the noncontrolling interests is estimated with reference to the purchase price of US$27.60 per ADS in the step acquisition.

  A gain of RMB518 million in relation to the revaluation of the previously held equity interests was recorded in interest and investment income, net in the consolidated income statement for the year ended March 31, 2017. The fair value of the previously held equity interests was estimated with reference to the purchase price of US$27.60 per ADS in the step acquisition.

  Youku is a core part of the Company's strategy to offer digital entertainment to consumers in the Company's ecosystem, thereby strengthening user engagement and loyalty as well as enabling a new marketing channel for

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2016, 2017 AND 2018

4.     Significant restructuring transaction, mergers and acquisitions and equity investments (Continued)

(g)   Acquisition of Youku Tudou Inc. ("Youku") (Continued)

  the merchants and brands in the Company's ecosystem. Further, Youku creates additional revenue sources for the Company from advertising and membership subscriptions. Goodwill arising from this acquisition was attributable to the synergies expected from the combined operations of Youku and the Company, the assembled workforce and their knowledge and experience in the digital entertainment business. The goodwill recognized was not expected to be deductible for income tax purpose.

  Subsequent to the completion of the transaction and as a resolution to negotiations with certain former management members and shareholders of Youku with respect to an option to purchase up to 15% of its equity, the Company issued 1.3 million ordinary shares and 3.4 million restricted share units of the Company to certain former management members and shareholders in April 2017. An expense of RMB994 million relating to the 1.3 million ordinary shares issued was recorded in interest and investment income, net in the consolidated income statement. The 3.4 million restricted share units contain vesting conditions pursuant to a non-compete agreement which was entered into by the Company and a former management member of Youku in April 2017 (Note 15).

  In December 2017, the Company made a capital injection of US$132 million (RMB870 million) in Youku, which resulted in the Company holding substantially all of the shares in Youku and a reduction of noncontrolling interests.

(h)  Acquisition of Lazada Group S.A. ("Lazada")

  Lazada operates a leading e-commerce platform across Southeast Asia, with local language websites and mobile apps in Indonesia, Malaysia, the Philippines, Singapore, Thailand and Vietnam. In April 2016, the Company completed an acquisition of an approximately 54% equity interest in Lazada for a cash consideration of US$1,020 million (RMB6,607 million). Lazada became a consolidated subsidiary of the Company after the completion of the transaction.

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

  (ii)
  Fair value of the noncontrolling interests is estimated with reference to the purchase price per share as of the acquisition date. The noncontrolling interests is classified as mezzanine equity due to certain put and call arrangements with other Lazada shareholders.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2016, 2017 AND 2018

4.     Significant restructuring transaction, mergers and acquisitions and equity investments (Continued)

(h)  Acquisition of Lazada Group S.A. ("Lazada") (Continued)

  Lazada offers merchants and brands a one-stop marketplace solution to access consumers in the six countries. Lazada also sells products on its platforms directly via its own retail operations. In addition, it has an in-house logistics operation, which is supported by the highly scalable warehouse management system, to ensure quick and reliable order fulfilment. The Company believes that Lazada will be the vehicle for expansion into the Southeast Asia consumer market, including potential cross-border opportunities to introduce Chinese merchants and international brands to Southeast Asian consumers. Goodwill arising from this acquisition was attributable to the synergies expected from the combined operations of Lazada and the Company, the assembled workforce and their knowledge and experience in e-commerce in Southeast Asia. The goodwill recognized was not expected to be deductible for income tax purpose.

  During the year ended March 31, 2018, the Company purchased additional equity interest in Lazada for a cash consideration of US$1,016 million (RMB6,877 million) as a result of the partial exercise of the put and call arrangement with minority shareholders. In addition, the Company made capital injections amounting to US$483 million (RMB3,124 million) into Lazada and acquired additional equity interest held by certain management members and employees of Lazada for a total consideration of US$87 million (RMB578 million) during the year ended March 31, 2018. These transactions resulted in a reduction of noncontrolling interests amounting to RMB1,681 million. As of March 31, 2018, the Company's equity interest in Lazada was approximately 91%.

(i)   Acquisition of Alibaba Health Information Technology Limited ("Alibaba Health")

  Alibaba Health, a company that is listed on the HKSE, is engaged in self-operated healthcare product sales, e-commerce platform services, tracking services and innovation healthcare related services in the PRC. The Company and Yunfeng hold a total equity and voting interest of approximately 54% in Alibaba Health through their investments in a special purpose entity. The Company holds an approximately 70% equity interest in the special purpose entity and Yunfeng holds the remaining equity interests. Cash consideration of HK$932 million (RMB741 million) was paid upon the closing of the transaction by the Company to acquire its equity interests in the special purpose entity in 2014. Although the Company controls the board of the special purpose entity, the investment and shareholders agreement provided that the underlying shares in Alibaba Health are voted by the Company and Yunfeng separately based on their respective effective equity interests, including voting rights. The Company exercised significant influence over Alibaba Health through its effective equity and voting interest of approximately 38% in Alibaba Health, and accounted for Alibaba Health under the equity method.

  In July 2015, in preparation of the transfer of the Tmall online pharmacy business operations of the Company to Alibaba Health (of which the agreement was subsequently terminated), the investment and shareholders agreement was amended under which Yunfeng agreed to irrevocably give up its separate voting rights with respect to its indirect interest in Alibaba Health at no consideration. Such control is important for the Company to execute its digital and data-driven healthcare strategy through Alibaba Health as its flagship vehicle in this sector, indirectly benefiting all shareholders including Yunfeng economically. As a result of the amendment, the Company obtained control over the entire 54% equity interest in Alibaba Health through its control over the board and majority of voting rights of the special purpose entity. Consequently, Alibaba Health became a consolidated subsidiary while the Company's effective equity interest in Alibaba Health remained at approximately 38%.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2016, 2017 AND 2018

4.     Significant restructuring transaction, mergers and acquisitions and equity investments (Continued)

(i)   Acquisition of Alibaba Health Information Technology Limited ("Alibaba Health") (Continued)

  The equity value of Alibaba Health of HK$64,319 million (RMB50,723 million), estimated based on the market price of the issued shares of Alibaba Health listed on the HKSE which was the more readily determinable fair value as of the deemed acquisition date, was used to allocate the fair value of net assets acquired and the fair value of noncontrolling interests, and calculate the gain of RMB18,603 million. Such gain relating to the revaluation of previously held equity interests upon obtaining control of Alibaba Health was recorded in interest and investment income, net in the consolidated income statement for the year ended March 31, 2016.

  The allocation of the equity value of Alibaba Health as of the date of the deemed acquisition is summarized as follows:

Amounts
(in millions of RMB)
Net assets acquired	1,290
Amortizable intangible assets (i)
Developed technology and patents	70
Trade names, trademarks and domain names	35
User base and customer relationships	8
Goodwill	49,320
Deferred tax assets	19
Deferred tax liabilities	(19)

Total	50,723

The equity value is comprised of:
- fair value of previously held equity interests	19,264
- fair value of noncontrolling interests (ii)	31,459

Total	50,723

  (i)
  Acquired amortizable intangible assets have estimated amortization periods not exceeding three years and a weighted-average amortization period of 2.6 years.

  (ii)
  Fair value of the noncontrolling interests is estimated with reference to the market price per share as of the deemed acquisition date.

  This transaction will enable the Company to benefit from the focused healthcare expertise of Alibaba Health in the operation of the online pharmacy business and foster consumer trust through the sale of authentic pharmaceuticals through Alibaba Health's verification and authentication technology. Goodwill arising from this acquisition was attributable to the synergies expected from the combined business which will create a technology enabled solution provider to consumers and other participants in the healthcare industry in the PRC. The goodwill recognized was not expected to be deductible for income tax purpose.

  In June 2017, the Company transferred its business relating to certain regulated health food products on Tmall to Alibaba Health, in exchange for approximately 1.2 billion newly issued ordinary shares of Alibaba Health. After this transaction, the Company's effective equity interests in Alibaba Health increased to approximately 46%. The transfer of business was accounted for as a transaction under common control, which resulted in a reduction of noncontrolling interests amounting to RMB3,962 million.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2016, 2017 AND 2018

4.     Significant restructuring transaction, mergers and acquisitions and equity investments (Continued)

(i)   Acquisition of Alibaba Health Information Technology Limited ("Alibaba Health") (Continued)

  In January 2018, the Company purchased approximately 442 million newly issued ordinary shares of Alibaba Health for a cash consideration of HK$1,770 million (RMB1,469 million). This resulted in a reduction of noncontrolling interests amounting to RMB468 million. As of March 31, 2018, the Company's effective equity interest in Alibaba Health was approximately 48%.

  In May 2018, the Company agreed to transfer its business relating to certain medical devices, healthcare and adult products and the medical and healthcare services on Tmall to Alibaba Health for an aggregate consideration of HK$10.6 billion, which will be settled through the issuance of approximately 1.8 billion newly issued ordinary shares of Alibaba Health. The completion of this transaction is subject to a number of conditions including the approval by the shareholders of Alibaba Health and certain regulatory authorities. Upon the closing of this transaction, the Company's effective equity ownership of Alibaba Health will increase to approximately 56%.

(j)   Other acquisitions

  Other acquisitions that constitute business combinations are summarized in the following table:

	Year ended March 31,
	2016	2017	2018
	(in millions of RMB)
Net assets (liabilities)	350	(223)	(58)
Identifiable intangible assets	876	593	411
Deferred tax liabilities	(198)	(36)	(60)

	1,028	334	293
Noncontrolling interests and mezzanine equity	(10)	(110)	(77)

Net identifiable assets acquired	1,018	224	216
Goodwill	1,403	793	618

Total purchase consideration	2,421	1,017	834
Fair value of previously held equity interests	—	(51)	(133)
Purchase consideration settled	(2,360)	(771)	(575)

Contingent/deferred consideration as of year end	61	195	126

Total purchase consideration is comprised of:
- cash consideration	2,421	966	701
- fair value of previously held equity interests	—	51	133

Total	2,421	1,017	834

  In relation to the revaluation of previously held equity interests, the Company recognized a gain of nil, RMB51 million and RMB133 million in the consolidated income statements for the years ended March 31, 2016, 2017 and 2018, respectively, for the other acquisitions that constitute business combinations.

  Pro forma results of operations for these acquisitions have not been presented because they are not material to the consolidated income statements for the years ended March 31, 2016, 2017 and 2018, either individually or in aggregate.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2016, 2017 AND 2018

4.     Significant restructuring transaction, mergers and acquisitions and equity investments (Continued)

       Equity investments and others

(k)   Investment in Wanda Film Holding Co., Ltd. ("Wanda Film")

  Wanda Film, a company that is listed on the Shenzhen Stock Exchange, is principally engaged in the investment and management of cinemas and film distribution businesses. In March 2018, the Company completed an investment in existing ordinary shares of Wanda Film for a cash consideration of RMB4,676 million, representing an approximately 8% equity interest in Wanda Film. Such investment is accounted for under the cost method (Note 13) given that a readily determinable fair value is not available due to the suspension of trading of its shares for an extended period as of March 31, 2018.

(l)   Investment in Beijing Easyhome Furnishing Chain Group Co., Ltd. ("Easyhome")

  Easyhome is one of the largest home improvement supplies and furniture chains in the PRC. In March 2018, the Company completed an investment in Easyhome for a cash consideration of RMB3,635 million, representing a 10% equity interest in Easyhome. Yunfeng and the Onshore Retail Fund (Note 4(w)) are also the investors in this transaction. Such investment is accounted for under the cost method (Note 13).

(m) Investment in OFO International Limited ("OFO")

  OFO is one of the leading bike-sharing companies in the PRC. During the year ended March 31, 2018, the Company completed an investment in existing and newly issued preferred shares of OFO for a total cash consideration of US$343 million (RMB2,272 million). As of March 31, 2018, the Company's equity interest in OFO was approximately 12% on a fully diluted basis. Ant Financial is also an existing minority shareholder of OFO. Such investment is accounted for under the cost method (Note 13).

(n)  Investment in Sun Art Retail Group Limited ("Sun Art")

  Sun Art, a company that is listed on the HKSE, is a leading hypermarket operator in the PRC. In December 2017, the Company completed investments in existing ordinary shares of Sun Art and existing ordinary shares of A-RT Retail Holdings Limited, a limited liability company incorporated in Hong Kong that holds an approximately 51% equity interest in Sun Art, for an aggregate consideration of HK$19,303 million (RMB16,264 million). In January 2018, the Company acquired additional ordinary shares of Sun Art from public shareholders through a mandatory general offer as required under Hong Kong regulations, for a cash consideration of HK$2 million (RMB2 million). After the completion of these transactions, the Company's effective equity interest in Sun Art was approximately 31%, which is comprised of the direct equity interest of 21% and the indirect equity interest through its shareholding in A-RT Retail Holdings Limited. The Offshore Retail Fund (Note 4(w)) is also an investor in this transaction.

  The investment in Sun Art is accounted for under the equity method (Note 13). Out of the total cash consideration, RMB2,499 million was allocated to amortizable intangible assets, RMB2,953 million was allocated to goodwill, RMB2,187 million was allocated to deferred tax liabilities and RMB12,999 million was allocated to net assets acquired.

(o)   Investment in CMC Holdings Limited ("CMC")

  CMC is an investment platform that focuses on the media and entertainment sectors. In December 2015, the Company completed an investment in newly issued preferred shares of CMC for a cash consideration of US$197 million (RMB1,270 million). In November 2017, the Company made an additional investment in CMC

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2016, 2017 AND 2018

4.     Significant restructuring transaction, mergers and acquisitions and equity investments (Continued)

(o)   Investment in CMC Holdings Limited ("CMC") (Continued)

  for a cash consideration of US$165 million (RMB1,093 million). As of March 31, 2018, the Company held an approximately 21% equity interest on a fully diluted basis in CMC. The preferred shares are not considered to be in-substance common stock given that such shares contain certain terms such as dividend and liquidation preferences over ordinary shares. As a result, such investment is accounted for under the cost method (Note 13).

  In addition, the Company also acquired equity interest in a limited partnership in the PRC which is managed by the founder of CMC. The objective of the limited partnership is consistent with that of CMC. A cash consideration of RMB1,250 million was paid upon the closing of the transaction in December 2015. In November 2017, the Company made an additional investment in this limited partnership for a cash consideration of RMB590 million. As of March 31, 2018, the Company held an approximately 21% equity interest on a fully diluted basis in this limited partnership. Such investment is accounted for under the equity method (Note 13).

(p)  Shanghai Yiguo E-Commerce Co., Ltd. ("Yiguo")

  Yiguo is one of the largest fresh produce online marketplaces in the PRC. In November 2017, the Company completed an additional investment in Yiguo for a cash consideration of RMB1,977 million. As of March 31, 2018, the Company's equity interest in Yiguo was approximately 35% on a fully diluted basis. Yunfeng is also an existing minority shareholder of Yiguo. The equity interest in Yiguo held by the Company is not considered in-substance common stock given that such equity interest contain certain terms such as liquidation preference over ordinary shares. As a result, such investment is accounted for under the cost method (Note 13).

(q)  Investment in China United Network Communications Ltd. ("China Unicom")

  China Unicom, a company that is listed on the Shanghai Stock Exchange, is a major telecommunications company in the PRC. In October 2017, the Company completed an investment in newly issued ordinary shares of China Unicom for a cash consideration of RMB4,325 million, representing an approximately 2% equity interest in China Unicom. Such investment is accounted for as an available-for-sale security (Note 11).

(r)   Investment in Souche Holdings Ltd. ("SouChe")

  SouChe provides digital sales solutions to offline car dealerships in the PRC. In October 2017, the Company completed an investment in newly issued preferred shares of SouChe for a cash consideration of US$241 million (RMB1,596 million), representing an approximately 27% equity interest on a fully diluted basis. Ant Financial is also an existing minority shareholder of SouChe. The preferred shares are not considered in-substance common stock given that such shares contain certain terms such as liquidation preference over ordinary shares. As a result, such investment is accounted for under the cost method (Note 13).

(s)   Investment in Magic Leap, Inc. ("Magic Leap")

  Magic Leap is a technology company that focuses on the development of augmented reality technology. In December 2015, the Company completed an investment in newly issued convertible preferred shares of Magic Leap for a cash consideration of US$430 million (RMB2,775 million). In October 2017, the Company made an additional cash investment of US$68 million (RMB451 million) in Magic Leap. As of March 31, 2018, the Company's equity interest in Magic Leap was approximately 9% on a fully diluted basis. Such investment is accounted for under the cost method (Note 13).

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2016, 2017 AND 2018

4.     Significant restructuring transaction, mergers and acquisitions and equity investments (Continued)

(t)   Investment in BEST Inc. (formerly known as Best Logistics Technologies Limited) ("Best Logistics")

  Best Logistics is a provider of comprehensive supply-chain solutions and services. In September 2017, in connection with the completion of Best Logistics' initial public offering on the NYSE, all preferred shares of Best Logistics held by the Company were automatically converted into ordinary shares of Best Logistics. Concurrently, the Company acquired additional equity interest in Best Logistics for a cash consideration of US$100 million (RMB657 million), after which the equity interest in Best Logistics held by the Company increased to approximately 23%. Upon the completion of the share conversion, the original investment with a carrying value of US$256 million (RMB1,679 million) was reclassified from a cost method investment to an equity method investment (Note 13). Out of the total purchase price, which included the cash consideration and the carrying amount of the previously held interests in Best Logistics, RMB1,072 million was allocated to amortizable intangible assets, RMB443 million was allocated to goodwill, RMB214 million was allocated to deferred tax liabilities and RMB1,035 million was allocated to net assets acquired.

  Cainiao Network (Note 4(b)) is also an existing shareholder of Best Logistics with an approximately 5% equity interest. Upon the consolidation of Cainiao Network in October 2017, the Company began to account for Cainiao Network's investment in Best Logistics under the equity method (Note 13), and the fair value of this investment at the time amounting to US$215 million (RMB1,420 million) was recognized as the new investment cost. Out of this amount, RMB652 million was allocated to amortizable intangible assets, RMB270 million was allocated to goodwill, RMB131 million was allocated to deferred tax liabilities and RMB629 million was allocated to net assets acquired.

  After the completion of these transactions, the Company's equity interest in Best Logistics was approximately 28%.

(u)  Investment in PT Tokopedia ("Tokopedia")

  Tokopedia operates one of the leading e-commerce platforms in Indonesia. During the year ended March 31, 2018, the Company completed a minority investment in existing and newly issued preferred shares of Tokopedia for a total cash consideration of US$445 million (RMB2,920 million). In connection with the transaction, the Company also agreed to subscribe for up to US$500 million in additional preferred shares of Tokopedia at the then fair market value if so elected by Tokopedia during a 24-month period after the completion of the initial investment. The preferred shares are not considered in-substance common stock given that such shares contain certain terms such as liquidation preference over ordinary shares. As a result, such investment is accounted for under the cost method (Note 13).

(v)   Investment in Xiaoju Kuaizhi Inc. ("Didi Chuxing")

  Didi Chuxing is a leading transportation network company that provides vehicles and taxis for hire in the PRC via smartphone applications. During the years ended March 31, 2017 and 2018, the Company completed additional investments in preferred shares of Didi Chuxing for a total cash consideration of US$400 million (RMB2,652 million). In September 2017, the Company completed a partial disposal of its investment in Didi Chuxing to Softbank for a cash consideration of US$639 million (RMB4,198 million), and a disposal gain of RMB2,096 million was recognized in interest and investment income, net in the consolidated income statement for the year ended March 31, 2018. As of March 31, 2018, the Company's equity interest in Didi Chuxing was approximately 5% on a fully diluted basis. Such investment is accounted for under the cost method (Note 13).

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2016, 2017 AND 2018

4.     Significant restructuring transaction, mergers and acquisitions and equity investments (Continued)

(w)  Investments in Hangzhou Hanyun Xinling Equity Investment Fund Partnership (the "Onshore Retail Fund") and New Retail Strategic Opportunities Fund, L.P. (the "Offshore Retail Fund")

  The Onshore Retail Fund and the Offshore Retail Fund were set up to raise capital to invest in retail related businesses in the PRC and internationally, respectively. The Company is able to exercise significant influence over the investment decisions in both funds. In August 2017 and January 2018, the Company made a commitment to invest RMB1.6 billion and US$200 million in the Onshore Retail Fund and the Offshore Retail Fund, relating to which the Company has funded RMB462 million and US$77 million as of March 31, 2018, respectively. As of March 31, 2018, the Company held an approximately 20% equity interest in the Onshore Retail Fund and an approximately 19% equity interest in the Offshore Retail Fund. Such investments are accounted for under the equity method (Note 13).

(x)   Investment in Rajax Holding ("Ele.me")

  Ele.me is one of the leading on-demand delivery and local services platforms in the PRC. In March 2016, the Company and Ant Financial completed a portion of the subscription for newly issued preferred shares in Ele.me through a joint investment vehicle, based on a total combined commitment of US$1,250 million, of which the Company's total commitment was US$900 million (RMB5,891 million). The Company paid a cash consideration of US$540 million (RMB3,512 million) for the initial subscription in March 2016, and the remaining committed balance of US$360 million (RMB2,394 million) was settled by cash in August 2016. After the initial subscription, the effective equity interest in Ele.me held by the Company was approximately 20% on a fully diluted basis.

  In April and August 2017, the joint investment vehicle completed additional investments in newly issued preferred shares in Ele.me for a total investment amount of US$1,200 million (RMB8,090 million), of which the Company's investment was US$864 million (RMB5,824 million). As a result, the Company's effective equity interest in Ele.me increased to approximately 27% on a fully diluted basis.

  The preferred shares are not considered in-substance common stock given that such shares contain certain terms such as dividend and liquidation preferences over ordinary shares. As a result, such investment was accounted for under the cost method (Note 13).

  In May 2018, the joint investment vehicle completed the acquisition of all outstanding shares of Ele.me that it does not already own at a consideration of US$5.5 billion. Upon the completion of the acquisition, the Company became the controlling shareholder of Ele.me. The Company expects that the acquisition will deepen Ele.me's integration into the Company's ecosystem and advance the Company's New Retail strategy to provide a seamless online and offline consumer experience in the local services sector. Upon the issuance of the consolidated financial statements, the accounting of such business combination, including the purchase price allocation and the gain or loss arising from this transaction, has not been finalized.

(y)   Investment in Paytm E-Commerce Private Limited ("Paytm Mall")

  In March 2017, One97 Communications Limited ("Paytm"), one of the largest mobile payment platforms in India which is an equity investee of the Company, completed the spin-off of its e-commerce business, Paytm Mall, to the shareholders of Paytm. Upon the establishment of Paytm Mall, the Company, together with other shareholders of Paytm, subscribed for newly issued common shares of Paytm Mall at par value in proportion to their respective shareholding in Paytm, after which the Company obtained an approximately 8% equity interest in Paytm Mall. In March 2017, the Company subsequently subscribed for newly issued preferred

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2016, 2017 AND 2018

4.     Significant restructuring transaction, mergers and acquisitions and equity investments (Continued)

(y)   Investment in Paytm E-Commerce Private Limited ("Paytm Mall") (Continued)

  shares in Paytm Mall for a cash consideration of US$177 million (RMB1,220 million). In March 2018, the Company committed to invest an additional US$45 million in Paytm Mall, of which US$10 million (RMB63 million) was paid in March 2018. The remaining committed balance was fully paid in April and May 2018. As of March 31, 2018, the Company's equity interest in Paytm Mall was approximately 31% on a fully diluted basis. Ant Financial is also a shareholder of both Paytm and Paytm Mall.

  The investment in the common shares of Paytm Mall is accounted for under the equity method (Note 13). The investment in preferred shares of Paytm Mall is not considered to be in-substance common stock given that such shares contain certain terms such as dividend and liquidation preferences over ordinary shares. As a result, such investment is accounted for under the cost method (Note 13).

(z)   Investment in Qingdao Goodaymart Logistics Co., Ltd. ("RRS")

  RRS is primarily engaged in the logistics business in the PRC and is a subsidiary of Haier Electronics Group Co., Ltd., a company that is listed on the HKSE and in which the Company has an approximately 2% equity interest. In January 2017, the Company exchanged the convertible and exchangeable bond that the Company held into an approximately 24% effective equity interest in RRS. After the exchange, the equity interests in RRS held by the Company increased from 10% to 34%, and the investment in RRS will continue to be accounted for under the equity method (Note 13). The fair value of the convertible and exchangeable bond on the date of exchange amounting to RMB1,225 million was recognized as the cost of the approximately 24% equity interest in RRS. Out of this amount, RMB296 million was allocated to amortizable intangible assets, RMB312 million was allocated to goodwill, RMB107 million was allocated to deferred tax liabilities and RMB724 million was allocated to net assets acquired. In May 2017, the Company made an additional cash investment of RMB340 million in RRS. As of March 31, 2018, the Company's shareholding in RRS was approximately 31%.

(aa) Investment in Sanjiang Shopping Club Co., Ltd. ("Sanjiang")

  Sanjiang, a company that is listed on the Shanghai Stock Exchange, is one of the leading neighborhood grocery chains in Zhejiang province of the PRC. In November 2016, the Company agreed to acquire existing and newly issued ordinary shares, representing an approximately 32% equity interest in Sanjiang, for a total cash consideration of approximately RMB1,960 million. In January 2017, the Company completed the transaction relating to the acquisition of ordinary shares from an existing shareholder, representing an approximately 9% equity interest in Sanjiang, for a cash consideration of RMB439 million. Such investment is accounted for under the equity method (Note 13). RMB290 million of the purchase price was allocated to goodwill, amortizable intangible assets and the corresponding deferred tax liabilities and RMB149 million was allocated to net assets acquired. The completion of the subscription of newly issued ordinary shares is subject to the approval by certain regulatory authorities. The Onshore Retail Fund (Note 4(w)) is also a holder of the exchangeable bonds issued by a shareholder of Sanjiang.

(ab) Investment in YTO Express Group Co., Ltd. ("YTO Express")

  YTO Express is one of the leading express delivery companies in the PRC. The Company initially acquired an ownership interest of 12% for a cash consideration of RMB1,500 million in May 2015. In September 2016, YTO Express completed its reverse takeover of a company listed on the Shanghai Stock Exchange. All registered capital of YTO Express previously held by the Company was converted into newly issued ordinary

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2016, 2017 AND 2018

4.     Significant restructuring transaction, mergers and acquisitions and equity investments (Continued)

(ab) Investment in YTO Express Group Co., Ltd. ("YTO Express") (Continued)

  shares of the listed entity of YTO Express, representing an approximately 10% equity interest. Concurrently, the Company subscribed for newly issued shares of YTO Express for a cash consideration of RMB420 million and its equity interest in YTO Express increased to approximately 11%. Such investment is accounted for as an available-for-sale security (Note 11).

(ac) Investment in Suning Commerce Group Co., Ltd. ("Suning")

  Suning, a company that is listed on the Shenzhen Stock Exchange, is one of the largest consumer electronics retail chains in the PRC. In May 2016, the Company completed the subscription for newly issued ordinary shares for a cash consideration of RMB28.2 billion, representing a 19.99% equity interests in Suning. Such investment is accounted for under the equity method (Note 13).

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

  In December 2017, Suning completed a partial disposal of its equity interest in the Company. Accordingly, RMB590 million was added back to the investment cost of Suning and the recognition of the corresponding treasury shares was reversed.

(ad) Investment in Beijing Shiji Information Technology Co., Ltd. ("Shiji Information")

  Shiji Information, a company that is listed on the Shenzhen Stock Exchange, is primarily engaged in the development and sale of hotel information management system software, system integration and technical service. In November 2015, the Company completed an investment in newly issued ordinary shares of Shiji Information for a cash consideration of RMB2,389 million, representing an approximately 13% equity interest in Shiji Information. Such investment is accounted for as an available-for-sale security (Note 11).

(ae) Investment in Huayi Brothers Media Corporation ("Huayi Brothers")

  Huayi Brothers, a company that is listed on the Shenzhen Stock Exchange, is primarily engaged in the production of television programs and movies in the PRC. In August 2015, the Company completed an investment in newly issued ordinary shares of Huayi Brothers for a cash consideration of RMB1,533 million, representing an approximately 4% equity interest in Huayi Brothers. Such investment is accounted for as an available-for-sale security (Note 11).

(af) Investment in Koubei Holding Limited ("Koubei")

  Koubei is one of the leading local services platforms in the PRC. In June 2015, the Company and Ant Financial set up Koubei, a joint venture in which the Company and Ant Financial each held a 49.6% equity

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2016, 2017 AND 2018

4.     Significant restructuring transaction, mergers and acquisitions and equity investments (Continued)

(af) Investment in Koubei Holding Limited ("Koubei") (Continued)

  interest, while an unrelated third party affiliated with a major Chinese establishment held the remaining minority equity interests.

  The capital injection from the Company included cash of RMB3.0 billion as well as the injection of certain related businesses. The injection of cash and businesses was completed as of March 31, 2016. A gain of RMB128 million approximating the fair value of the businesses being injected, was recognized in relation to the contribution of the businesses of which the carrying amount was insignificant to Koubei, in interest and investment income, net in the consolidated income statement for the year ended March 31, 2016. Such investment is accounted for under the equity method (Note 13). As of March 31, 2018, the Company held an approximately 38% equity interest in Koubei on a fully diluted basis.

(ag) Investment in wealth management products in relation to a founder's investment in Wasu Media Holding Co., Ltd. ("Wasu")

  In April 2015, the Company entered into an arrangement with a bank in the PRC to invest in wealth management products with an aggregate principal amount of RMB7.3 billion, of which RMB420 million was redeemed in January 2017. The wealth management products carry an interest rate of 5% per annum, with a maturity of five years and the return of principal and interest income on the products are guaranteed by the bank. The wealth management products have been served as collateral to the issuing bank for the issuance of a financing amounting to RMB6.9 billion to one of the founders of the Company to support his minority investment through a PRC limited partnership in Wasu, a company listed on the Shenzhen Stock Exchange which is engaged in the business of digital media broadcasting and distribution in the PRC. The financing has also been collateralized by the equity interests of Wasu held by such PRC limited partnership. The founder is exposed to the risks and rewards of the Wasu shares held by the PRC limited partnership. The Company does not have the power to direct the activities of the PRC limited partnership. The Company entered into strategic cooperation agreements with a major shareholder of Wasu in order to enhance the Company's capabilities and profile in the entertainment sector in the PRC. Such investment in the wealth management products is accounted for as a held-to-maturity security.

  In addition, the Company entered into a loan agreement for a principal amount of up to RMB2.0 billion with the founder in April 2015 to finance the repayment by the founder of the principal and interest under the above financing. The founder has also pledged his interest in the PRC limited partnership to the Company. Loan balances of nil, RMB749 million and RMB1,137 million were drawn down as of March 31, 2016, 2017 and 2018, respectively.

  Equity transactions and acquisitions that were not completed as of March 31, 2018

(ah) Investment in Focus Media Information Technology Co., Ltd. ("Focus Media")

  Focus Media, a company that is listed on the Shenzhen Stock Exchange, operates a media network for advertisements, including within cinemas, and advertising posters and displays in elevators of office and residential buildings. In July 2018, the Company and its affiliates agreed to acquire a total interest of approximately 8% in Focus Media for a cash consideration of approximately RMB11.6 billion. In addition, the Company agreed to acquire a 10% equity interest of an entity controlled by the founder and chairman of Focus Media, which holds an approximately 23% equity interest in Focus Media, for a cash consideration of

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2016, 2017 AND 2018

4.     Significant restructuring transaction, mergers and acquisitions and equity investments (Continued)

(ah) Investment in Focus Media Information Technology Co., Ltd. ("Focus Media") (Continued)

  US$511 million. The completion of the transactions as described above is subject to customary closing conditions.

(ai)  Acquisition of DSM Grup Danişmanlik Iletişim Ve Satiş Ticaret Anonim Şirketi ("Trendyol")

  Trendyol is one of the leading online fashion retailers in Turkey. In June 2018, the Company entered into an agreement under which the Company will invest into Trendyol as well as acquire shares from certain existing investors, representing a controlling equity interest for a cash consideration of US$728 million. The investment underscores the Company's commitment to international expansion. The completion of this transaction is subject to customary closing conditions.

(aj) Investment in ZTO Express (Cayman) Inc. ("ZTO Express")

  ZTO Express, a company that is listed on the NYSE, is one of the leading express delivery companies in the PRC. In June 2018, the Company completed an investment in newly issued ordinary shares of ZTO Express for a cash consideration of US$1,100 million, representing an approximately 8% equity interest in ZTO Express. The Offshore Retail Fund (Note 4(w)) is also an investor in this transaction.

(ak) Investment in Huitongda Network Co., Ltd. ("Huitongda")

  Huitongda operates a rural online services platform in the PRC. In April 2018, the Company completed an investment in existing and newly issued shares of Huitongda for a cash consideration of RMB4,500 million, representing a 20% equity interest in Huitongda.

(al)  Investment in Shiji Retail Information Technology Co., Ltd. ("Shiji Retail")

  Shiji Retail, a subsidiary of Shiji Information (Note 4(ad)), is engaged in the provision of retail information system solutions. In April 2018, the Company acquired a 38% equity interest in Shiji Retail for a cash consideration of US$486 million.

(am) Acquisition of Kaiyuan Commerce Co., Ltd. ("Kaiyuan")

  Kaiyuan is one of the leading department store operators in the northwestern part of the PRC. In April 2018, the Company acquired a 100% equity interest in Kaiyuan for a cash consideration of RMB3,362 million. The Company expects that Kaiyuan will complement the Company's New Retail initiatives to transform the retail landscape and reengineer the fundamentals of retail operations. Upon the issuance of the consolidated financial statements, the accounting of such business combination has not been finalized.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2016, 2017 AND 2018

(am) Acquisition of Kaiyuan Commerce Co., Ltd. ("Kaiyuan") (Continued)

5.     Revenue

  Revenue by segment is as follows:

	Year ended March 31,
	2016	2017	2018
	(in millions of RMB)
Core commerce:
China commerce retail (i)
- Customer management	52,396	77,530	114,285
- Commission	25,829	34,066	46,525
- Others	1,808	2,513	15,749

	80,033	114,109	176,559
China commerce wholesale (ii)	4,288	5,679	7,164
International commerce retail (iii)	2,204	7,336	14,216
International commerce wholesale (iv)	5,425	6,001	6,625
Cainiao logistics services (v)	—	—	6,759
Others	385	755	2,697

Total core commerce	92,335	133,880	214,020
Cloud computing (vi)	3,019	6,663	13,390
Digital media and entertainment (vii)	3,972	14,733	19,564
Innovation initiatives and others (viii)	1,817	2,997	3,292

Total	101,143	158,273	250,266

  (i)
  Revenue from China commerce retail is primarily generated from the Company's China retail marketplaces and includes revenue from customer management, commissions and sales of goods.

  (ii)
  Revenue from China commerce wholesale is primarily generated from 1688.com and includes fees from memberships and value-added services and revenue from customer management.

  (iii)
  Revenue from international commerce retail is primarily generated from AliExpress and Lazada (Note 4(h)) and includes revenue from customer management, commissions and sales of goods.

  (iv)
  Revenue from international commerce wholesale is primarily generated from Alibaba.com and includes fees from memberships and value-added services and revenue from customer management.

  (v)
  Revenue from Cainiao logistics services represents revenue from the domestic and cross-border fulfilment services provided by Cainiao Network (Note 4(b)).

  (vi)
  Revenue from cloud computing is primarily generated from the provision of services, such as elastic computing, database, storage, network virtualization services, large scale computing, security, management and application services, big data analytics, and machine learning platform and IoT services.

  (vii)
  Revenue from digital media and entertainment is primarily generated from Youku (Note 4(g)) and UCWeb and includes revenue from P4P marketing services, display marketing services and subscriptions.

  (viii)
  Revenue from innovation initiatives and others is primarily generated from businesses such as AutoNavi and other innovation initiatives. Other revenue also includes SME Annual Fee received from Ant Financial and its affiliates (Note 4(a)).

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2016, 2017 AND 2018

5.     Revenue (Continued)

  Revenue by type of services is as follows:

	Year ended March 31,
	2016	2017	2018
	(in millions of RMB)
Customer management services
P4P and display marketing	53,185	83,581	119,822
Other customer management services	3,963	5,706	9,076

Total customer management services	57,148	89,287	128,898
Commission	27,793	37,848	52,411
Membership fees and value-added services	7,627	10,638	13,823
Cainiao logistics services	—	—	6,759
Cloud computing services	3,019	6,663	13,390
Sales of goods and other revenue (i)	5,556	13,837	34,985

Total	101,143	158,273	250,266

  (i)
  This mainly represents sales of goods and other revenue generated by Lazada (Note 4(h)), Intime (Note 4(c)) and UCWeb, as well as SME Annual Fee received from Ant Financial and its affiliates (Note 4(a)).

6.     Other income, net

	Year ended March 31,
	2016	2017	2018
	(in millions of RMB)
Profit Share Payments (Note 4(a))	1,122	2,086	3,444
Government grants (i)	401	451	555
Amortization of restructuring reserve (Note 4(a))	(264)	(264)	(264)
Exchange differences	(563)	2,328	(1,679)
Others	1,362	1,485	2,104

Total	2,058	6,086	4,160

  (i)
  Government grants mainly represent amounts received from central and local governments in connection with the Company's investments in local business districts and contributions to technology development.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2016, 2017 AND 2018

7.     Income tax expenses

  Composition of income tax expenses

	Year ended March 31,
	2016	2017	2018
	(in millions of RMB)
Current income tax expense	7,223	13,495	17,223
Deferred taxation	1,226	281	976

	8,449	13,776	18,199

  Under the current laws of the Cayman Islands, the Company is not subject to tax on its income or capital gains. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax is imposed. The Company's subsidiaries incorporated in Hong Kong were subject to the Hong Kong profits tax rate at 16.5% for the years ended March 31, 2016, 2017 and 2018. The Company's subsidiaries incorporated in other jurisdictions were subject to income tax charges calculated according to the tax laws enacted or substantially enacted in the countries where they operate and generate income.

  Current income tax expense primarily includes the provision for PRC Enterprise Income Tax ("EIT") for subsidiaries operating in the PRC and withholding tax on earnings that have been declared for distribution by PRC subsidiaries to offshore holding companies. Substantially all of the Company's income before income tax and share of results of equity investees are generated by these PRC subsidiaries. These subsidiaries are subject to EIT on their taxable income as reported in their respective statutory financial statements adjusted in accordance with the relevant tax laws, rules and regulations in the PRC.

  Under the PRC Enterprise Income Tax Law (the "EIT Law"), the standard enterprise income tax rate for domestic enterprises and foreign invested enterprises is 25%. In addition, the EIT Law provides for, among others, a preferential tax rate of 15% for enterprises qualified as High and New Technology Enterprises. Further, certain subsidiaries were recognized as Software Enterprises and thereby entitled to full exemption from EIT for two years beginning from their first profitable calendar year and a 50% reduction for the subsequent three calendar years. In addition, a duly recognized Key Software Enterprise within China's national plan can enjoy a preferential EIT rate of 10%. The Key Software Enterprise status is subject to review by the relevant authorities every year. The timing of the annual review and notification by the relevant authorities may vary from year to year, and the related tax adjustments in relation to the change in applicable EIT rate as a result of notification of qualification are accounted for in the period in which the Key Software Enterprise status is recognized and notified.

  The tax status of the subsidiaries of the Company with major taxable profits is described below:

  •
  Alibaba (China) Technology Co., Ltd. ("Alibaba China") and Taobao (China) Software Co., Ltd. ("Taobao China"), entities primarily engaged in the operations of the Company's wholesale marketplaces and Taobao Marketplace, respectively, obtained the annual review and notification relating to the renewal of the Key Software Enterprises status for the taxation years of 2015 and 2016 in the quarters ended September 30, 2016 and 2017, respectively. Accordingly, Alibaba China and Taobao China, which had qualified as High and New Technology Enterprises and applied an EIT rate of 15% for the taxation years of 2015 and 2016, reflected the reduction in tax rate to 10% for the taxation years of 2015 and 2016 in the consolidated income statements for the years ended March 31, 2017 and 2018.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2016, 2017 AND 2018

7.     Income tax expenses (Continued)

  •
  Zhejiang Tmall Technology Co., Ltd. ("Tmall China"), an entity primarily engaged in the operations of Tmall, was recognized as a High and New Technology Enterprise and also granted the Software Enterprise status and was thereby entitled to an income tax exemption for two years beginning from its first profitable taxation year of 2012, and a 50% reduction for the subsequent three years starting from the taxation year of 2014. Accordingly, Tmall China was entitled to an EIT rate of 12.5% during the taxation years of 2014, 2015 and 2016. Tmall China obtained notification of recognition as a Key Software Enterprises for the taxation year of 2016 in the quarter ended September 30, 2017. Accordingly, Tmall China, which had applied an EIT rate of 12.5% for the taxation year of 2016, reflected the reduction in tax rate to 10% for the taxation year of 2016 in the consolidated income statement for the year ended March 31, 2018.

  The total tax adjustments for Alibaba China, Taobao China, Tmall China and certain other PRC subsidiaries of the Company, amounting to nil, RMB720 million and RMB2,295 million, were recorded in the consolidated income statements for the years ended March 31, 2016, 2017 and 2018, respectively. The annual review and notification relating to the renewal of the Key Software Enterprises status for the taxation year of 2017 has not yet been obtained as of March 31, 2018. Accordingly, Alibaba China, Taobao China and Tmall China continued to apply an EIT rate of 15% for the taxation year of 2017 as High and New Technology Enterprises.

  Most of the remaining PRC entities of the Company are subject to EIT at 25% for the years ended March 31, 2016, 2017 and 2018.

  Pursuant to the EIT Law, a 10% withholding tax is levied on dividends declared by PRC companies to their foreign investors. A lower withholding tax rate of 5% is applicable if direct foreign investors with at least 25% equity interest in the PRC company are incorporated in Hong Kong and meet the relevant requirements pursuant to the tax arrangement between the PRC and Hong Kong. Since the equity holders of the major PRC subsidiaries of the Company are Hong Kong incorporated companies and meet the relevant requirements pursuant to the tax arrangement between the PRC and Hong Kong, the Company has used 5% to provide for deferred tax liabilities on retained earnings which are anticipated to be distributed. As of March 31, 2018, the Company had fully accrued the withholding tax on the earnings distributable by all of the subsidiaries of the Company in the PRC, except for those undistributed earnings that the Company intends to invest indefinitely in the PRC which amounted to RMB28.6 billion.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2016, 2017 AND 2018

7.     Income tax expenses (Continued)

  Composition of deferred tax assets and liabilities

	As of March 31,
	2017	2018
	(in millions of RMB)
Deferred tax assets
Licensed copyrights	574	1,191
Tax losses carried forward and others (i)	5,969	9,467

	6,543	10,658
Valuation allowance	(5,505)	(8,476)

Total deferred tax assets	1,038	2,182

Deferred tax liabilities
Identifiable intangible assets	(2,358)	(9,181)
Withholding tax on undistributed earnings (ii)	(6,377)	(8,375)
Available-for-sale securities and others	(1,626)	(1,756)

Total deferred tax liabilities	(10,361)	(19,312)

Net deferred tax liabilities	(9,323)	(17,130)

  (i)
  Others is primarily comprised of property and equipment, deferred revenue and customer advances, as well as accrued expenses which are not deductible until paid under PRC tax laws.

  (ii)
  The related deferred tax liabilities as of March 31, 2017 and 2018 were provided on the assumption that 100% of the distributable reserves of the major PRC subsidiaries will be distributed as dividends, except for those undistributed earnings that the Company intends to invest indefinitely in the PRC which amounted to RMB28.2 billion and RMB28.6 billion, respectively.

  Valuation allowances have been provided on the deferred tax assets mainly related to the tax losses carried forward due to the uncertainty surrounding their realization. If events occur in the future that improve the certainty of realization, an adjustment to the valuation allowances will be made and consequently income tax expenses will be reduced.

  As of March 31, 2018, the accumulated tax losses of subsidiaries incorporated in Singapore, Indonesia and Hong Kong, subject to the agreement of the relevant tax authorities, of RMB3,343 million, RMB2,412 million and RMB1,755 million, respectively, are allowed to be carried forward to offset against future taxable profits. Such carry forward of tax losses in Hong Kong and Singapore has no time limit, while the tax losses in Indonesia will expire, if unused, in the years ending March 31, 2019 through 2023. The accumulated tax losses of subsidiaries incorporated in the PRC, subject to the agreement of the PRC tax authorities, of RMB17,672 million as of March 31, 2018 will expire, if unused, in the years ending March 31, 2019 through 2023.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2016, 2017 AND 2018

7.     Income tax expenses (Continued)

  Reconciliation of the differences between the statutory EIT rate applicable to profits of the consolidated entities and the income tax expenses of the Company:

	Year ended March 31,
	2016	2017	2018
	(in millions of RMB, except per share data)
Income before income tax and share of result of equity investees	81,468	60,029	100,403
Income tax computed at statutory EIT rate (25%)	20,367	15,007	25,101
Effect of different tax rates available to different jurisdictions	(869)	(772)	392
Effect of tax holiday and preferential tax benefit on assessable profits of subsidiaries incorporated in the PRC	(6,680)	(10,507)	(14,782)
Non-deductible expenses and non-taxable income, net (i)	(4,994)	6,090	1,780
Tax savings from additional deductions on certain research and development expenses available for subsidiaries incorporated in the PRC (ii)	(1,205)	(1,694)	(2,330)
Withholding tax on the earnings distributed and anticipated to be remitted	1,573	3,009	4,393
Change in valuation allowance, deduction of certain share-based compensation expense and others (iii)	257	2,643	3,645

Income tax expenses	8,449	13,776	18,199

Effect of tax holidays inside the PRC on basic earnings per share/ADS (RMB)	2.72	4.21	5.79

  (i)
  Expenses not deductible for tax purposes and non-taxable income primarily represent investment income (loss), share-based compensation expense, interest expense and exchange differences. Investment income (loss) during the year ended March 31, 2016 included gains from the revaluation of the Company's remaining equity interest in Alibaba Pictures Group Limited ("Alibaba Pictures") (Note 13) and from the revaluation of previously held equity interest relating to the acquisition of Alibaba Health (Note 4(i)). Investment income (loss) during the year ended March 31, 2017 included gains from the revaluation of previously held equity interest relating to the acquisition of Damai (Note 4(d)) and Youku (Note 4(g)). Investment income (loss) during the year ended March 31, 2018 included gains from the revaluation of previously held equity interest relating to the acquisition of Cainiao Network (Note 4(b)) and Intime (Note 4(c)).

  (ii)
  This amount represents tax incentives relating to the research and development expenses of certain major operating subsidiaries in the PRC. This tax incentive enables the Company to claim an additional tax deduction amounting to 50% of the qualified research and development expenses incurred.

  (iii)
  This amount primarily represents valuation allowance against the deferred tax assets associated with operating losses, amortization of licensed copyrights and other timing differences which may not be realized as a tax benefit.

8.     Share-based awards

  Share-based awards such as incentive and non-statutory options, restricted shares, RSUs, dividend equivalents, share appreciation rights and share payments may be granted to any directors, employees and consultants of the Company or affiliated companies under the employee share option plans adopted in 1999, 2004, 2005, the share incentive plan adopted in 2007 and the equity incentive plan adopted in 2011, which govern the terms of

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2016, 2017 AND 2018

8.     Share-based awards (Continued)

  the awards. In September 2014, the Company adopted a post-IPO equity incentive plan (the "2014 Plan") which has a ten-year term. Share-based awards are only available for issuance under the 2014 Plan. If an award under the previous plan terminates, expires or lapses, or is cancelled for any reason, ordinary shares subject to the award become available for the grant of a new award under the 2014 Plan. On April 1, 2015 and each anniversary thereof, an additional amount equal to the lesser of (A) 25,000,000 ordinary shares, and (B) such lesser number of ordinary shares determined by the board of directors will become available for the grant of a new award under the 2014 Plan. All share-based awards granted under the 2014 Plan are subject to dilution protection should the capital structure of the Company be affected by a share split, reverse share split, share dividend or other dilutive action. The 2014 Plan has substantially similar terms as the plan adopted in 2011 except that (i) the 2014 Plan is administered by the compensation committee of the board (or a subcommittee thereof), or such other committee of the board to which the board has delegated power to act, or the board in the absence of any such committee, and (ii) certain terms are adjusted for the purposes of compliance with the Sarbanes-Oxley Act of 2002, U.S. Securities Act of 1933 and the regulations thereunder, as amended from time to time and U.S. Securities Exchange Act of 1934 and the regulations thereunder, as amended from time to time, among others. As of March 31, 2018, the number of shares authorized but unissued was 29,376,187 ordinary shares.

  Share options and RSUs granted are generally subject to a four-year vesting schedule as determined by the administrator of the plans. Depending on the nature and the purpose of the grant, share options and RSUs in general vest 25% or 50% upon the first or second anniversary of the vesting commencement date, respectively, as provided in the grant agreement, and 25% every year thereafter. No outstanding share options or RSUs will be exercisable or subject to vesting after the expiry of a maximum of six years from the date of grant. Certain share options and RSUs granted to the senior management members of the Company are subject to a six-year pro rata vesting schedule. No outstanding share options or RSUs will be exercisable or subject to vesting after the expiry of a maximum of eight years from the date of grant.

(a)   Share options relating to ordinary shares of the Company

  A summary of the changes in the share options related to ordinary shares granted by the Company during the year ended March 31, 2018 is as follows:

	Number of share options	Weighted average exercise price	Weighted average remaining contractual life
		US$	(in years)
Outstanding as of April 1, 2017	11,713,003	61.94	5.0
Exercised	(3,628,263)	43.51
Cancelled/forfeited/expired	(146,725)	76.16

Outstanding as of March 31, 2018	7,938,015	70.10	4.5

Vested and exercisable as of March 31, 2018	2,231,589	70.47	4.2
Vested and expected to vest as of March 31, 2018 (i)	7,691,058	69.85	4.5
  (i)
  The share options expected to vest are the result of applying the pre-vesting forfeiture rate assumptions to total outstanding share options.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2016, 2017 AND 2018

8.     Share-based awards (Continued)

(a)   Share options relating to ordinary shares of the Company (Continued)

  As of March 31, 2017 and 2018, 347,513 and 141,000 outstanding share options were held by non-employees, respectively. These share options are subject to re-measurement through each vesting date to determine the appropriate amount of the expense.

  As of March 31, 2018, the aggregate intrinsic value of all outstanding options was RMB5,652 million. As of the same date, the aggregate intrinsic value of options that were vested and exercisable and options that were vested and expected to vest is RMB1,584 million and RMB5,489 million, respectively.

  During the years ended March 31, 2016, 2017 and 2018, the weighted average grant date fair value of share options granted was US$28.65, US$22.89 and nil, respectively, and the total grant date fair value of options vested during the same years was RMB602 million, RMB348 million and RMB452 million, respectively. During the same years, the aggregate intrinsic value of share options exercised was RMB556 million, RMB1,799 million and RMB1,980 million, respectively.

  Cash received from option exercises under the share option plans, including repayment of loans and interest receivable on employee loans for the exercise of vested options, for the years ended March 31, 2016, 2017 and 2018 was RMB693 million, RMB287 million and RMB174 million, respectively.

  No share options were granted during the year ended March 31, 2018. The fair value of each option grant is estimated on the date of grant using the Black-Scholes model and the assumptions below:

	Year ended March 31,
	2016	2017
Risk-free interest rate (i)	1.24% – 1.79%	1.23% – 1.30%
Expected dividend yield (ii)	0%	0%
Expected life (years) (iii)	4.25 – 5.75	4.38
Expected volatility (iv)	33.4% – 35.7%	31.7% – 33.2%
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

  As of March 31, 2018, there were RMB245 million of unamortized compensation costs related to these outstanding share options, net of expected forfeitures and after re-measurement applicable to the awards granted to non-employees. These amounts are expected to be recognized over a weighted average period of 2.0 years.

  During the years ended March 31, 2016, 2017 and 2018, the Company recognized share-based compensation expense of RMB578 million, RMB524 million and RMB270 million, respectively, in connection with the above share options, net of cash reimbursement from related companies, including Ant Financial (Note 21).

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2016, 2017 AND 2018

8.     Share-based awards (Continued)

(b)   RSUs relating to ordinary shares of the Company

  A summary of the changes in the RSUs related to ordinary shares granted by the Company during the year ended March 31, 2018 is as follows:

	Number of RSUs	Weighted- average grant date fair value
		US$
Awarded and unvested as of April 1, 2017	69,595,719	69.18
Granted	29,544,661	142.05
Vested	(26,025,540)	63.62
Cancelled/forfeited	(4,689,982)	95.89

Awarded and unvested as of March 31, 2018	68,424,858	100.93

Expected to vest as of March 31, 2018 (i)	56,965,205	99.94
  (i)
  RSUs expected to vest are the result of applying the pre-vesting forfeiture rate assumptions to total outstanding RSUs.

  As of March 31, 2017 and 2018, 4,594,874 and 1,983,785 outstanding RSUs were held by non-employees, respectively. These RSUs are subject to re-measurement through each vesting date to determine the appropriate amount of the expense.

  As of March 31, 2018, there were RMB18,207 million of unamortized compensation costs related to these outstanding RSUs, net of expected forfeitures and after re-measurement applicable to the awards granted to non-employees. These amounts are expected to be recognized over a weighted average period of 2.0 years.

  During the years ended March 31, 2016, 2017 and 2018, the Company recognized share-based compensation expense of RMB9,915 million, RMB12,322 million and RMB16,165 million, respectively, in connection with the above RSUs, net of cash reimbursement from related companies, including Ant Financial (Note 21).

(c)   Partner Capital Investment Plan relating to ordinary shares of the Company

  Beginning in 2013, the Company offered selected members of the Alibaba Partnership rights to acquire restricted shares of the Company. For the rights offered before 2016, such rights and the underlying restricted shares were subject to a non-compete provision, and the holders were entitled to purchase restricted shares at a price of US$14.50 per share during a four-year period. Upon the exercise of such rights, the underlying ordinary shares may not be transferred for a period of eight years from the date of subscription of the relevant rights. For the rights offered in 2016 and 2017, such rights and the underlying restricted shares were subject to certain service provisions that were not related to employment, and holders were entitled to purchase restricted shares at a price of US$23.00 and US$26.00 per share, respectively, over a period of ten years from the vesting commencement date.

  The number of ordinary shares underlying these rights is 18,000,000 shares, of which the rights to subscribe for 17,300,000 shares were offered and subscribed up to March 31, 2018. The rights offered before 2016 were accounted for as noncontrolling interests of the Company as such rights were issued by the Company's subsidiaries and classified as equity at the subsidiary level. The rights offered in the subsequent periods were accounted for as share options issued by the Company.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2016, 2017 AND 2018

8.     Share-based awards (Continued)

(c)   Partner Capital Investment Plan relating to ordinary shares of the Company (Continued)

  As of March 31, 2018, there were RMB1,062 million of unamortized compensation costs related to these rights, net of expected forfeitures and after re-measurement applicable to the awards granted to non-employees. These amounts are expected to be recognized over a weighted average period of 4.7 years. Share-based compensation expense of nil, RMB241 million and RMB435 million was recognized in connection with these rights for the years ended March 31, 2016, 2017 and 2018, respectively.

  The fair value of each right to acquire restricted shares is estimated on the subscription date using the Black-Scholes model and the assumptions below:

	Year ended March 31,
	2017	2018
Risk-free interest rate (i)	1.86%	2.07%
Expected dividend yield (ii)	0%	0%
Expected life (years) (iii)	8.25	8.25
Expected volatility (iv)	39.0%	34.2%
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

(d)   Share-based awards relating to Ant Financial

  Junhan, the general partner of which is a company wholly-owned by the executive chairman of the Company and a major equity holder of Ant Financial, made grants of share economic rights similar to share appreciation awards linked to the valuation of Ant Financial (the "SERs") to certain employees of the Company. The vesting of the SERs is conditional upon the fulfillment of certain requisite service conditions, and the SERs will be settled in cash by Junhan upon the disposal by the holders. Junhan has the right to repurchase the vested SERs from the holders upon an initial public offering of Ant Financial or the termination of holders' employment with the Company at a price to be determined based on the then fair market value of Ant Financial. The Company has no obligation to reimburse Junhan, Ant Financial or its subsidiaries for the cost associated with these SERs.

  For accounting purposes, the SERs meet the definition of a financial derivative. The cost relating to such SERs is recognized by the Company and the related expense is recognized over the requisite service period in the consolidated income statements with a corresponding credit to additional paid-in capital. Subsequent changes in the fair value of the SERs are recorded in the consolidated income statements through the date on which the underlying SERs are settled by Junhan.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2016, 2017 AND 2018

8.     Share-based awards (Continued)

  During the years ended March 31, 2016, 2017 and 2018, the Company recognized expenses of RMB5,506 million, RMB2,188 million and RMB2,278 million in respect of the share-based awards relating to Ant Financial granted by Junhan, respectively.

(e)   Share-based compensation expense by function

	Year ended March 31,
	2016	2017	2018
	(in millions of RMB)
Cost of revenue	4,003	3,893	5,505
Product development expenses	5,703	5,712	7,374
Sales and marketing expenses	1,963	1,772	2,037
General and administrative expenses	4,413	4,618	5,159

Total	16,082	15,995	20,075

9.     Earnings per share

  Basic earnings per share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of outstanding ordinary shares, adjusted for treasury shares.

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

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2016, 2017 AND 2018

9.     Earnings per share (Continued)

(e)   Share-based compensation expense by function (Continued)

  The following table sets forth the computation of basic and diluted net income per share/ADS for the following periods:

	Year ended March 31,
	2016	2017	2018
	(in millions of RMB, except share data and per share data)
Numerator:
Net income attributable to ordinary shareholders for computing net income per ordinary share — basic	71,460	43,675	63,985
Dilution effect arising from share-based awards issued by a subsidiary and equity investees	—	(11)	(21)

Net income attributable to ordinary shareholders for computing net income per ordinary share — diluted	71,460	43,664	63,964
Shares (denominator):
Weighted average number of shares used in calculating net income per ordinary share — basic (million shares)	2,458	2,493	2,553
Adjustments for dilutive share options and RSUs (million shares)	104	80	57

Weighted average number of shares used in calculating net income per ordinary share — diluted (million shares)	2,562	2,573	2,610
Net income per ordinary share/ADS — basic (RMB)	29.07	17.52	25.06

Net income per ordinary share/ADS — diluted (RMB)	27.89	16.97	24.51

10.     Restricted cash and escrow receivables

	As of March 31,
	2017	2018
	(in millions of RMB)
Money received or receivable on escrow services offered by AliExpress (i)	2,528	3,171
Others	127	246

	2,655	3,417

  (i)
  The amount represents customer funds held by external payment networks outside the PRC relating to AliExpress with a corresponding liability recorded under escrow money payable.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2016, 2017 AND 2018

(e)   Share-based compensation expense by function (Continued)

11.   Investment securities and fair value disclosure

	As of March 31, 2017
	Original cost	Gross unrealized gains	Gross unrealized losses	Provision for decline in value	Fair value
	(in millions of RMB)
Assets
Available-for-sale securities:
Listed equity securities	15,325	9,792	(836)	(1,019)	23,262
Held-to-maturity securities	12,241	—	—	(180)	12,061
Investment securities accounted for under the fair value option	183	—	—	—	183

	27,749	9,792	(836)	(1,199)	35,506

	As of March 31, 2018
	Original cost	Gross unrealized gains	Gross unrealized losses	Provision for decline in value	Fair value
	(in millions of RMB)
Assets
Available-for-sale securities:
Listed equity securities	20,303	10,990	(1,587)	(983)	28,723
Held-to-maturity securities	12,642	—	—	(179)	12,463
Investment securities accounted for under the fair value option	1,754	67	—	—	1,821

	34,699	11,057	(1,587)	(1,162)	43,007

  Details of the significant additions of the investment securities during the years ended March 31, 2016, 2017 and 2018 are set out in Note 4.

  During the years ended March 31, 2016, 2017 and 2018, gross realized gains of RMB1,012 million, RMB6,306 million and nil and gross realized losses of RMB410 million, RMB534 million and nil from disposals of investment securities were recognized in interest and investment income, net in the consolidated income statements, respectively. During the same period, impairment losses of RMB962 million, RMB173 million and RMB63 million were charged in interest and investment income, net in the consolidated income statements, respectively, as a result of other-than-temporary decline in values related to listed equity securities and held-to-maturity securities.

  As of March 31, 2016, 2017 and 2018, net unrealized gains of RMB5,502 million, RMB8,956 million and RMB9,403 million on available-for-sale securities were recorded in accumulated other comprehensive income, respectively. For available-for-sale securities with unrealized losses, their related aggregate fair values amounted to RMB1,751 million, RMB4,366 million and RMB7,636 million as of March 31, 2016, 2017 and 2018, respectively. The carrying amounts of available-for-sale securities that were in a loss position over twelve months were insignificant as of the same dates.

  The carrying amount of long-term held-to-maturity investments approximates their fair value due to the fact that the related interest rates approximate rates currently offered by financial institutions for similar debt instruments of comparable maturities.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2016, 2017 AND 2018

11.   Investment securities and fair value disclosure (Continued)

(e)   Share-based compensation expense by function (Continued)

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

  Fair value of short-term investments and listed equity securities are based on quoted prices in active markets for identical assets or liabilities. All other financial instruments, such as interest rate swaps and forward exchange contracts, are valued based on quoted market prices of similar instruments and other significant inputs derived from or corroborated by observable market data. Convertible and exchangeable bonds are valued using binomial model with unobservable inputs including risk-free interest rate, expected volatility and dividend yield. Contingent consideration is valued using an expected cash flow method with unobservable inputs including the probability to achieve the operating and financial targets, which is assessed by the Company, in connection with the contingent consideration arrangements.

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

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2016, 2017 AND 2018

11.   Investment securities and fair value disclosure (Continued)

(e)   Share-based compensation expense by function (Continued)

	As of March 31, 2018
	Level 1	Level 2	Level 3	Total
	(in millions of RMB)
Assets
Short-term investments	6,086	—	—	6,086
Restricted cash and escrow receivables	3,417	—	—	3,417
Available-for-sale securities:
Listed equity securities	28,723	—	—	28,723
Investment securities accounted for under the fair value option	—	—	1,821	1,821
Interest rate swap contracts	—	542	—	542

	38,226	542	1,821	40,589

Liabilities
Contingent consideration in relation to investments and acquisitions	—	—	120	120

	—	—	120	120

  Convertible and exchangeable bonds accounted for under the fair value option:

Amounts
(in millions of RMB)
Balance as of April 1, 2016	4,622
Decrease in fair value	(113)
Conversion or exchange (Notes 4(c) and 4(z))	(4,678)
Foreign currency translation adjustments	169

Balance as of March 31, 2017	—
Additions	1,264
Foreign currency translation adjustments	(8)

Balance as of March 31, 2018	1,256

  Contingent consideration in relation to investments and acquisitions:

Amounts
(in millions of RMB)
Balance as of April 1, 2016	1,264
Additions	293
Net decrease in fair value	(642)
Foreign currency translation adjustments	6

Balance as of March 31, 2017	921
Repayment	(770)
Net decrease in fair value	(17)
Foreign currency translation adjustments	(14)

Balance as of March 31, 2018	120

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2016, 2017 AND 2018

12.   Prepayments, receivables and other assets

	As of March 31,
	2017	2018
	(in millions of RMB)
Current:
VAT receivables, net of allowance (i)	8,810	8,915
Amounts due from related companies (ii)	4,131	8,080
Accounts receivable, net of allowance	4,388	7,284
Inventories	957	4,535
Prepaid cost of revenue, sales and marketing expenses and others	2,431	4,283
Deferred direct selling costs (iii)	1,283	1,643
Advances to customers and merchants	788	1,477
Licensed copyrights	327	964
Interest receivables	447	672
Loan receivables, net	812	419
Employee loans and advances (iv)	176	183
Receivable for proceeds from disposal of investments	2,786	—
Others	1,072	4,773

	28,408	43,228

Non-current:
Prepayment for acquisition of property and equipment	4,018	5,933
Prepayment for licensed copyrights and others	1,639	5,614
Deferred tax assets (Note 7)	1,038	2,182
Fair value of interest rate swap contracts	436	542
Employee loans (iv)	451	344
Deferred direct selling costs (iii)	114	188
Prepaid upfront fees related to long-term borrowings / unsecured senior notes	53	170
Others	954	1,924

	8,703	16,897

  (i)
  VAT receivables mainly represent VAT receivable from relevant PRC tax authorities arising from the Company's VAT refund service. The Company provides advance settlement of relevant VAT refund amounts to its customers prior to receiving such VAT refund from tax authorities. To provide this service, the Company relies on short-term banking facilities and takes on credit risk if the Company fails to recover the prepaid VAT amount.

  (ii)
  Amounts due from related companies primarily represent balances arising from transactions with Ant Financial and its subsidiaries (Notes 4(a) and 21). The balances are unsecured, interest free and repayable within the next twelve months.

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

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2016, 2017 AND 2018

12.   Prepayments, receivables and other assets (Continued)

  (iv)
  Employee loans mainly include loans extended under an interest-free loan program, with a term of five years, to eligible employees for purchase of their first residential properties.

13.   Investments in equity investees

	Cost method	Equity method	Total
	(in millions of RMB)
Balance as of April 1, 2016	33,264	58,197	91,461
Additions (i)	8,860	35,154	44,014
Share of results, other comprehensive income and other reserves (ii)	—	(2,074)	(2,074)
Disposals	(2,512)	(324)	(2,836)
Transfers (iii)	(3,763)	(5,891)	(9,654)
Impairment loss (iv)	(2,125)	(245)	(2,370)
Foreign currency translation adjustments	1,680	147	1,827

Balance as of March 31, 2017	35,404	84,964	120,368
Additions (i)	34,121	26,391	60,512
Share of results, other comprehensive income and other reserves (ii)	—	(3,660)	(3,660)
Disposals	(3,051)	(474)	(3,525)
Transfers (iii)	(1,725)	(9,011)	(10,736)
Impairment loss (iv)	(1,753)	(18,153)	(19,906)
Foreign currency translation adjustments	(3,054)	(299)	(3,353)

Balance as of March 31, 2018	59,942	79,758	139,700

  (i)
  Details of the significant additions of the investments in equity investees are set out in Note 4.

  (ii)
  Share of results, other comprehensive income and other reserves included the share of results of the equity investees, the gain or loss arising from the deemed disposal of the equity investees and the amortization of basis differences. The balance excluded the expenses in connection with the share-based awards relating to ordinary shares of the Company and Ant Financial granted to employees of certain equity investees (Note 8(d)).

  (iii)
  During the year ended March 31, 2017, transfers under the cost method were primarily related to the completion of the listing of YTO Express (Note 4(ab)) and the step acquisition of Damai (Note 4(d)). Transfers under the equity method were primarily related to the step acquisition of Youku (Note 4(g)).

    During the year ended March 31, 2018, transfers under the equity method were primarily related to the consolidation of Cainiao Network (Note 4(b)) and Intime (Note 4(c)) upon the acquisition of control by the Company.

  (iv)
  The Company continually reviews its investments in equity investees to determine whether a decline in fair value below the carrying value is other-than-temporary. The primary factors the Company considers in its determination include the financial condition, operating performance and the prospects of the equity investee; other company specific information such as recent financing rounds; the geographic region, market and industry in which the equity investee operates; and the length of time that the fair value of the investment is below its carrying value. If the decline in fair value is deemed to be other-than-temporary, the carrying value of the equity investee is written down to fair value. Impairment charges in connection with the equity method investments of nil, RMB245 million and

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2016, 2017 AND 2018

13.   Investments in equity investees (Continued)

    RMB18,153 million were recorded in share of results of equity investees in the consolidated income statements for the years ended March 31, 2016, 2017 and 2018, respectively. Impairment charges in connection with the cost method investments of RMB902 million, RMB2,125 million and RMB1,753 million were recorded in interest and investment income, net in the consolidated income statements for the years ended March 31, 2016, 2017 and 2018, respectively.

    Out of the impairment charges relating to the equity method investments for the year ended March 31, 2018, RMB18,116 million was related to the Company's investment in Alibaba Pictures. The impairment amount represented the difference between the market value and the carrying value of this investment as of December 31, 2017. In June 2015, following a financing transaction that diluted the Company's shareholding from a controlling position to minority investment, the Company deconsolidated the financial results of Alibaba Pictures and accounted for the investment in the remaining equity interest under the equity method. A gain of RMB24,734 million arising from the revaluation of the Company's remaining equity interest in Alibaba Pictures was recognized in interest and investment income, net in the consolidated income statement for the year ended March 31, 2016, with a corresponding increase in the carrying value of the investment. Since July 2015, the market value of Alibaba Pictures has declined and remained below the increased carrying value of this investment. Given the market price trend and Alibaba Pictures' strategic decision made in early 2018 to increase investments and expenses for market share growth of its online movie ticketing business, the Company determined that the decline in the market value against the carrying value of this investment was other-than-temporary and an impairment charge was recorded for the year ended March 31, 2018. The fair value measurements with respect to the impairments of other equity investees were individually insignificant and utilized a number of different unobservable inputs not subject to meaningful aggregation.

  As of March 31, 2018, equity method investments with an aggregate carrying amount of RMB65,639 million that are publicly traded have increased in value and the total market value of these investments amounted to RMB118,357 million. As of March 31, 2017 and 2018, cost method investments with an aggregate carrying amount of RMB17,273 million and RMB30,318 million have appreciated in value and the Company estimated the fair value to be approximately RMB46,351 million and RMB61,936 million, respectively.

  As of the same dates, for certain other cost method investments with an aggregate carrying amount of RMB18,131 million and RMB29,624 million, the Company identified no events or changes in circumstances that may have a significant adverse effect on the fair value of the investments and determined that it is not practicable to estimate their fair values, respectively.

  For the years ended March 31, 2017 and 2018, equity method investments held by the Company in aggregate have met the significance criteria as defined under Rule 4-08 (g) of Regulation S-X. As such, the Company is required to present summarized financial information for all of its equity method investments as a group as follows:

	Year ended March 31,
	2016	2017	2018
	(in millions of RMB)
Operating data:
Revenue	20,808	125,701	284,706
Cost of revenue	(17,505)	(109,790)	(242,068)
Loss from operations	(5,429)	(9,071)	(7,072)
Net (loss) income	(1,504)	(6,743)	195

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2016, 2017 AND 2018

13.   Investments in equity investees (Continued)

	As of March 31,
	2017	2018
	(in millions of RMB)
Balance sheet data:
Current assets	137,900	200,742
Non-current assets	122,844	184,310
Current liabilities	93,354	162,340
Non-current liabilities	12,375	26,107
Noncontrolling interests and mezzanine equity	7,443	16,586

14.   Property and equipment, net

	As of March 31,
	2017	2018
	(in millions of RMB)
Buildings and property improvements	10,529	45,909
Computer equipment and software	18,427	33,852
Construction in progress	2,627	5,110
Furniture, office and transportation equipment	884	2,057

	32,467	86,928
Less: accumulated depreciation and amortization	(12,261)	(20,439)

Net book value	20,206	66,489

  Depreciation and amortization expenses recognized for the years ended March 31, 2016, 2017 and 2018 were RMB3,699 million, RMB5,177 million and RMB8,654 million, respectively.

15.   Intangible assets, net

	As of March 31,
	2017	2018
	(in millions of RMB)
Trade names, trademarks and domain names	8,100	14,198
User base and customer relationships	4,169	13,510
Licensed copyrights	6,087	9,182
Non-compete agreements (i)	5,915	7,820
Developed technology and patents	4,793	5,463
Others	32	225

	29,096	50,398
Less: accumulated amortization and impairment	(14,988)	(22,933)

Net book value	14,108	27,465

  (i)
  In April 2017, the Company entered into a non-compete agreement with a former management member of Youku (Note 4(g)), with a fair value of RMB2,528 million. As of March 31, 2018, the remaining amortization period of such non-compete agreement was two years.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2016, 2017 AND 2018

15.   Intangible assets, net (Continued)

  Amortization expenses recognized for the years ended March 31, 2016, 2017 and 2018 amounted to RMB3,278 million, RMB9,008 million and RMB13,231 million, respectively.

  The estimated aggregate amortization expenses for each of the five succeeding fiscal years and thereafter are as follows:

Amounts
(in millions of RMB)
For the year ending March 31,
2019	6,764
2020	3,408
2021	1,962
2022	1,513
2023	1,391
Thereafter	12,427

27,465

16.   Goodwill

  Changes in the carrying amount of goodwill by segment for the years ended March 31, 2017 and 2018 were as follows:

	Core commerce	Cloud computing	Digital media and entertainment	Innovation initiatives and others	Total
	(in millions of RMB)
Balance as of April 1, 2016	66,223	368	10,378	4,676	81,645
Additions (i)	13,298	—	30,110	—	43,408
Foreign currency translation adjustments	334	—	33	—	367

Balance as of March 31, 2017	79,855	368	40,521	4,676	125,420
Additions (i)	37,458	—	335	—	37,793
Impairment	—	—	(494)	—	(494)
Foreign currency translation adjustments	(515)	—	(55)	—	(570)

Balance as of March 31, 2018	116,798	368	40,307	4,676	162,149

  (i)
  During the year ended March 31, 2017, additions under the digital media and entertainment segment were primarily related to the acquisition of Youku (Note 4(g)).

    During the year ended March 31, 2018, additions under the core commerce segment were primarily related to the acquisition of Cainiao Network (Note 4(b)).

  Gross goodwill balances were RMB128,870 million and RMB166,093 million as of March 31, 2017 and 2018, respectively. Accumulated impairment losses were RMB3,450 million and RMB3,944 million as of the same dates, respectively.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2016, 2017 AND 2018

16.   Goodwill (Continued)

  In the annual goodwill impairment assessment, the Company concluded that the carrying amounts of certain reporting units exceeded their respective fair values and recorded impairment losses of RMB455 million, nil and RMB494 million during the years ended March 31, 2016, 2017 and 2018, respectively. The impairment losses were resulted from a revision of long-term financial outlook and the change in business model of those reporting units. The impairment loss was determined by comparing the carrying amounts of goodwill associated with the reporting units with their respective implied fair values of the goodwill. The goodwill impairment is presented as an unallocated item in the segment information (Note 25) because the CODM of the Company does not consider this as part of the segment operating performance measure.

17.   Deferred revenue and customer advances

  Deferred revenue and customer advances primarily represent service fees prepaid by merchants or customers for which the relevant services have not been provided. The respective balances are as follows:

	As of March 31,
	2017	2018
	(in millions of RMB)
Deferred revenue	9,643	13,350
Customer advances	6,050	9,940

	15,693	23,290
Less: current portion	(15,052)	(22,297)

Non-current portion	641	993

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

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2016, 2017 AND 2018

18.   Accrued expenses, accounts payable and other liabilities

	As of March 31,
	2017	2018
	(in millions of RMB)
Current:
Payables and accruals for cost of revenue and sales and marketing expenses	20,165	40,363
Accrued bonus and staff costs, including sales commission	8,249	11,212
Payable to merchants and third party marketing affiliates	3,177	6,584
Other deposits and advances received	2,314	6,271
Payables and accruals for purchases of property and equipment	2,554	6,095
Other taxes payable (i)	1,549	2,382
Amounts due to related companies (ii)	2,167	1,996
Accrued donations	880	1,215
Accrued professional services expenses	709	889
Accrual for interest expense	445	885
Contingent and deferred consideration in relation to investments and acquisitions	2,311	807
Others	2,459	2,466

	46,979	81,165

Non-current:
Contingent and deferred consideration in relation to investments and acquisitions	630	408
Others	660	1,637

	1,290	2,045

  (i)
  Other taxes payable represent business tax, VAT and related surcharges and PRC individual income tax of employees withheld by the Company.

  (ii)
  Amounts due to related companies primarily represent balances arising from the transactions with Ant Financial and its subsidiaries (Note 21). The balances are unsecured, interest free and repayable within the next twelve months.

19.   Bank borrowings

  Bank borrowings are analyzed as follows:

	As of March 31
	2017	2018
	(in millions of RMB)
US$4.0 billion syndicated loan denominated in US$ (i)	27,346	24,957
Long-term other borrowings (ii)	3,613	9,196
Short-term other borrowings (iii)	5,948	6,028

	36,907	40,181
Less: current portion	(5,948)	(6,028)

Non-current portion	30,959	34,153

  (i)
  As of March 31, 2017 and 2018, the Company had a five-year US$4.0 billion syndicated loan, which was entered into with a group of eight lead arrangers. The loan has a five-year bullet maturity and is priced at

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2016, 2017 AND 2018

19.   Bank borrowings (Continued)

    110 basis points over LIBOR. The related floating interest payments are hedged by certain interest rate swap contracts entered into by the Company. The proceeds of the loan were used for general corporate and working capital purposes (including acquisitions).

  (ii)
  As of March 31, 2017 and 2018, the Company had long-term borrowings from banks with weighted average interest rates of approximately 4.6% and 4.5% per annum, respectively. Such borrowings are all denominated in RMB.

  (iii)
  As of March 31, 2017 and 2018, the Company had short-term borrowings from banks which were repayable within one year or on demand and charged interest rates ranging from 1.7% to 4.8% and 2.2% to 6.1% per annum, respectively. Such borrowings are primarily denominated in RMB or US$.

  Certain other bank borrowings are collateralized by a pledge of certain bank deposits, buildings and property improvements, construction in progress and land use rights in the PRC with carrying values of RMB6,715 million and RMB20,927 million, as of March 31, 2017 and 2018, respectively. As of March 31, 2018, the Company is in compliance with all covenants in relation to bank borrowings.

  In April 2017, the Company obtained a new revolving credit facility provided by certain financial institutions for an amount of US$5.15 billion which has not yet been drawn down. The interest rate on any outstanding utilized amount under this new credit facility is calculated based on LIBOR plus 95 basis points. This facility is reserved for general corporate and working capital purposes (including acquisitions).

  As of March 31, 2018, the borrowings will be due according to the following schedule:

Principal amounts
(in millions of RMB)
Within 1 year	6,031
Between 1 to 2 years	3,101
Between 2 to 3 years	747
Between 3 to 4 years	25,400
Between 4 to 5 years	430
Beyond 5 years	4,629

40,338

20.   Unsecured senior notes

  In November 2014, the Company issued unsecured senior notes including floating rate and fixed rate notes with varying maturities for an aggregate principal amount of US$8.0 billion (the "2014 Senior Notes"), of which US$1.3 billion was repaid in November 2017. The 2014 Senior Notes are senior unsecured obligations which are listed on the HKSE, and interest is payable in arrears, quarterly for the floating rate notes and semiannually for the fixed-rate notes.

  In December 2017, the Company issued another series of unsecured fixed rate senior notes with varying maturities for an aggregate principal amount of US$7.0 billion (the "2017 Senior Notes"). The 2017 Senior Notes are senior unsecured obligations which are listed on the Singapore Stock Exchange, and interest is payable in arrears semiannually.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2016, 2017 AND 2018

20.   Unsecured senior notes (Continued)

  The following table provides a summary of the Company's unsecured senior notes as of March 31, 2018:

	Amounts	Effective interest rate
	(in millions of RMB)
US$2,250 million 2.500% notes due 2019	14,083	2.67%
US$1,500 million 3.125% notes due 2021	9,365	3.26%
US$700 million 2.800% notes due 2023	4,372	2.90%
US$2,250 million 3.600% notes due 2024	14,050	3.68%
US$2,550 million 3.400% notes due 2027	15,848	3.52%
US$700 million 4.500% notes due 2034	4,339	4.60%
US$1,000 million 4.000% notes due 2037	6,219	4.06%
US$1,750 million 4.200% notes due 2047	10,880	4.25%
US$1,000 million 4.400% notes due 2057	6,216	4.44%

Carrying value	85,372
Unamortized discount and debt issuance costs	624

Total principal amounts of unsecured senior notes	85,996
Less: current portion of principal amounts of unsecured senior notes	—

Non-current portion of principal amounts of unsecured senior notes	85,996

  The 2014 Senior Notes and the 2017 Senior Notes were issued at a discount with a total amount of US$47 million (RMB297 million). The debt issuance costs of US$82 million (RMB517 million) were presented as a direct deduction from the principal amount of the unsecured senior notes in the consolidated balance sheets. The effective interest rates for the unsecured senior notes include the interest charged on the notes as well as amortization of the debt discounts and debt issuance costs.

  The 2014 Senior Notes and the 2017 Senior Notes contain covenants including, among others, limitation on liens, consolidation, merger and sale of the Company's assets. As of March 31, 2018, the Company is in compliance with all such covenants. In addition, the 2014 Senior Notes and the 2017 Senior Notes rank senior in right of payment to all of the Company's existing and future indebtedness expressly subordinated in right of payment to the notes and rank at least equally in right of payment with all of the Company's existing and future unsecured unsubordinated indebtedness (subject to any priority rights pursuant to applicable law).

  The proceeds from issuance of the 2014 Senior Notes were used in full to refinance a previous syndicated loan in the same amount. The proceeds from the issuance of the 2017 Senior Notes were used for general corporate purposes.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2016, 2017 AND 2018

20.   Unsecured senior notes (Continued)

  As of March 31, 2018, the future principal payments for the Company's unsecured senior notes will be due according to the following schedule:

Principal amounts
(in millions of RMB)
Within 1 year	—
Between 1 to 2 years	14,123
Between 2 to 3 years	—
Between 3 to 4 years	9,416
Between 4 to 5 years	—
Thereafter	62,457

85,996

  As of March 31, 2018, the fair value of the Company's unsecured senior notes, based on Level 2 inputs, was US$13,317 million (RMB83,590 million).

21.   Related party transactions

  During the years ended March 31, 2016, 2017 and 2018, other than disclosed elsewhere, the Company had the following material related party transactions:

  Transactions with Ant Financial and its affiliates

	Year ended March 31,
	2016	2017	2018
	(in millions of RMB)
Amount earned by the Company
Profit Share Payments (i)	1,122	2,086	3,444
SME Annual Fee (ii)	708	847	956
Reimbursement on options and RSUs (iii)	113	54	5
Commission on transactions (iv)	246	409	497
Cloud computing revenue (iv)	104	264	482
Other services (iv)	736	621	1,200

	3,029	4,281	6,584

Amount incurred by the Company
Payment processing fee (v)	4,898	5,487	6,295
Other fees (iv)	299	952	1,894

	5,197	6,439	8,189

  (i)
  In 2014, the Company entered into the 2014 IPLA with Ant Financial. Under the 2014 IPLA, the Company receives the Profit Share Payments amounting to the sum of an expense reimbursement plus 37.5% of the consolidated pre-tax income of Ant Financial, subject to certain adjustments (Note 4(a)).

    Profit Share Payments were recognized in consolidated income statements, net of the costs incurred for the provision of the software technology services reimbursed by Ant Financial. The amounts reimbursed

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2016, 2017 AND 2018

21.   Related party transactions (Continued)

    by Ant Financial to the Company were RMB274 million, RMB245 million and RMB37 million for the years ended March 31, 2016, 2017 and 2018, respectively.

  (ii)
  The Company entered into software system use and service agreements with Ant Financial in 2014. In calendar years 2015 to 2017, the Company received the SME Annual Fee equal to 2.5% of the average daily balance of the SME loans made by Ant Financial and its affiliates. In calendar years 2018 to 2021, the Company received or will receive the SME Annual Fee equal to the amount paid in calendar year 2017 (Note 4(a)).

  (iii)
  The Company entered into agreements with Ant Financial in 2012 and 2013 under which the Company will receive a reimbursement for options and RSUs relating to the ordinary shares granted to the employees of Ant Financial and its subsidiaries during the period from December 14, 2011 to March 31, 2014. Pursuant to the agreements, the Company will, upon vesting of such options and RSUs, receive a cash reimbursement equal to their respective grant date fair value. As this arrangement relates to share-based awards previously granted by the Company, the reimbursement is recognized as a reduction of share-based compensation expense. The Company also entered into a similar agreement relating to share-based awards granted to the employees of Koubei and its subsidiaries, and the amounts are not material.

  (iv)
  The Company also has other commercial arrangements, treasury management arrangements and cost sharing arrangements with Ant Financial, its subsidiaries and affiliates (including Koubei) on various sales and marketing, cloud computing, treasury management and other administrative services.

  (v)
  The Company and Alipay, among others, entered into a commercial agreement in 2011 whereby the Company receives payment processing services in exchange for a payment processing fee, which was recognized in cost of revenue.

  As of March 31, 2017 and 2018, the Company had certain amounts of cash and short-term investments held in accounts managed by Alipay.

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

  The Company has commercial arrangements with Cainiao Network to receive certain logistics services. Expenses incurred in connection with the logistics services provided by Cainiao Network of RMB2,370 million, RMB4,444 million and RMB3,437 million were recorded in the consolidated income statements for the years ended March 31, 2016, 2017 and for the period from April 1, 2017 to the date of consolidation of Cainiao Network in October 2017, respectively.

  The Company also has cost sharing and other services arrangements with Cainiao Network and its subsidiaries primarily related to various administrative and support services. In connection with these services provided by the Company, RMB86 million, RMB152 million and RMB123 million were recorded in the consolidated income statements for the years ended March 31, 2016, 2017 and for the period from April 1, 2017 to the date of consolidation of Cainiao Network in October 2017, respectively.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2016, 2017 AND 2018

21.   Related party transactions (Continued)

  Transactions with Weibo Corporation ("Weibo")

  The strategic collaboration agreement and the marketing cooperation agreement that were entered into between the Company and Weibo, an equity investee of the Company, were expired in January 2016. Expenses incurred in connection with the marketing services provided by Weibo pursuant to these agreements and other commercial arrangements of RMB715 million, RMB340 million and RMB615 million were recorded in the cost of revenue and sales and marketing expenses in the consolidated income statements for the years ended March 31, 2016, 2017 and 2018, respectively.

  The Company also has other commercial arrangements with Weibo primarily related to cloud computing services. In connection with such services provided by the Company, RMB38 million, RMB105 million and RMB223 million were recorded in revenue in the consolidated income statements for the years ended March 31, 2016, 2017 and 2018, respectively.

  Transactions with other equity investees

  Cainiao Network has commercial arrangements with certain equity investees of the Company to receive logistics services. Expenses incurred in connection with such services of RMB5,608 million were recorded in the consolidated income statement for the period from the date of consolidation of Cainiao Network in October 2017 to March 31, 2018.

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

  Other than the transactions disclosed above or elsewhere in the consolidated financial statements, the Company has commercial arrangements with SoftBank, its equity investees and other related parties to provide and receive certain marketing, logistics, traffic acquisition, cloud computing and other services and products. The amounts relating to these services provided and received represent less than 1% of the Company's revenue and total costs and expenses, respectively, for the years ended March 31, 2016, 2017 and 2018.

  In addition, the Company has made certain acquisitions and equity investments together with related parties from time to time during the years ended March 31, 2016, 2017 and 2018. The agreements for acquisitions and equity investments were entered into by the parties involved and conducted on fair value basis. The significant acquisitions and equity investments together with related parties are included in Note 4.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2016, 2017 AND 2018

22.   Restricted net assets

  PRC laws and regulations permit payments of dividends by the Company's subsidiaries incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Company's subsidiaries incorporated in the PRC are required to annually appropriate 10% of their net income to the statutory reserve prior to payment of any dividends, unless such reserve have reached 50% of their respective registered capital. Furthermore, registered share capital and capital reserve accounts are also restricted from distribution. As a result of the restrictions described above and elsewhere under PRC laws and regulations, the Company's subsidiaries incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Company in the form of dividends. Such restriction amounted to RMB77,891 million as of March 31, 2018. Except for the above or disclosed elsewhere, there is no other restriction on the use of proceeds generated by the Company's subsidiaries to satisfy any obligations of the Company.

23.   Commitments

(a)   Capital commitments

  Capital expenditures contracted for are analyzed as follows:

	As of March 31,
	2017	2018
	(in millions of RMB)
Contracted but not provided for:
Purchase of property and equipment	1,771	3,181
Construction of corporate campuses	2,838	2,607

	4,609	5,788

(b)   Operating lease commitments for office facility and transportation equipment

  The Company has leased office premises and transportation equipment under non-cancellable operating lease agreements. These leases have different terms and renewal rights. The future aggregate minimum lease payments under non-cancellable operating leases are as follows:

	As of March 31,
	2017	2018
	(in millions of RMB)
No later than 1 year	862	2,760
Later than 1 year and no later than 5 years	1,593	7,652
More than 5 years	834	11,940

Total	3,289	22,352

  For the years ended March 31, 2016, 2017 and 2018, the Company incurred rental expenses under operating leases of RMB451 million, RMB747 million and RMB2,279 million, respectively.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2016, 2017 AND 2018

23.   Commitments (Continued)

(c)   Commitments for co-location and bandwidth fees, licensed copyrights and marketing expenses

	As of March 31,
	2017	2018
	(in millions of RMB)
No later than 1 year	8,295	19,737
Later than 1 year and no later than 5 years	10,593	12,097
More than 5 years	3,678	3,672

Total	22,566	35,506

(d)  Investment commitments

  The Company was obligated to pay up to RMB17,495 million and RMB15,174 million for business combinations and the acquisition of investment securities and equity investees under various arrangements as of March 31, 2017 and 2018, respectively. The commitment balance as of March 31, 2017 primarily included the consideration for the privatization of Intime (Note 4(c)) and the investments in Ele.me (Note 4(x)) and Sanjiang (Note 4(aa)), in which the commitments relating to Intime and Ele.me were settled during the year ended March 31, 2018. The commitment balance as of March 31, 2018 primarily includes the consideration for the investment in Shiji Retail (Note 4(al)) and the acquisition of Kaiyuan (Note 4(am)).

(e)   Sponsorship commitment

  In January 2017, the Company entered into a framework agreement with the International Olympic Committee (the "IOC") and the United States Olympic Committee for a long-term partnership arrangement through 2028. Joining in The Olympic Partner worldwide sponsorship program, the Company has become the official "E-Commerce Services" Partner and "Cloud Services" Partner of the IOC. In addition, the Company has been granted certain marketing rights, benefits and opportunities relating to future Olympic Games and related initiatives, events and activities. The Company will provide at least US$815 million worth of cash, cloud infrastructure services and cloud computing services, as well as marketing and media support in connection with various Olympic initiatives, events and activities, including the Olympic Games and the Winter Olympic Games through 2028. As of March 31, 2017 and 2018, the aggregate amount of cash to be paid and value of services to be provided in the future approximates US$800 million and US$770 million, respectively.

24.   Risks and contingencies

  (a)
  The Company is incorporated in the Cayman Islands and considered as a foreign entity under PRC laws. Due to legal restrictions on foreign ownership and investment in, among other areas, value-added telecommunications services, which include the operations of Internet content providers, the Company conducts its Internet businesses and other businesses through various contractual arrangements with VIEs that are held by PRC citizens or by PRC entities owned and/or controlled by PRC citizens. The VIEs hold the licenses and approvals that are essential for their business operations in the PRC and the Company has entered into various agreements with the VIEs and their equity holders such that the Company has the right to benefit from their licenses and approvals and generally has control of the VIEs. In the Company's opinion, the current ownership structure and the contractual arrangements with the VIEs and their equity holders as well as the operations of the VIEs are in substantial compliance with all existing PRC laws, rules and regulations. However, there may be changes and other developments in PRC laws,

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2016, 2017 AND 2018

24.   Risks and contingencies (Continued)

(e)   Sponsorship commitment (Continued)

    rules and regulations. Accordingly, the Company gives no assurance that PRC government authorities will not take a view in the future that is contrary to the opinion of the Company. If the current ownership structure of the Company and its contractual arrangements with the VIEs and their equity holders were found to be in violation of any existing or future PRC laws or regulations, the Company's ability to conduct its business could be impacted and the Company may be required to restructure its ownership structure and operations in the PRC to comply with the changes in the PRC laws which may result in deconsolidation of the VIEs.

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

  (c)
  The Company's sales, purchase and expense transactions are generally denominated in RMB and a significant portion of the Company's assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People's Bank of China ("PBOC"). Remittances in currencies other than RMB by the Company in the PRC must be processed through the PBOC or other PRC foreign exchange regulatory bodies and require certain supporting documentation in order to effect the remittance. If such foreign exchange control system prevents the Company from obtaining sufficient foreign currencies to satisfy its currency demands, the Company may not be able to pay dividends in foreign currencies and the Company's ability to fund its business activities that are conducted in foreign currencies could be adversely affected.

  (d)
  Financial instruments that potentially subject the Company to significant concentration of credit risk consist principally of cash and cash equivalents, short-term investments, restricted cash and investment securities. As of March 31, 2016, 2017 and 2018, substantially all of the Company's cash and cash equivalents, short-term investments, restricted cash and investment securities were held by major financial institutions located worldwide, including Hong Kong and the PRC. If the banking system or the financial markets deteriorate or become volatile, the financial institutions and other issuers of financial instruments held by the Company could become insolvent and the markets for these instruments could become illiquid, in which case the Company could lose some or all of the value of its investments.

  (e)
  During the years ended March 31, 2016, 2017 and 2018, the Company offered a trade assurance program on the international wholesale marketplaces at no charge to the wholesale buyers and sellers. If the wholesale sellers who participate in this program do not deliver the products in their stated specifications to the wholesale buyers on schedule, the Company may compensate the wholesale buyers for their losses on behalf of the wholesale sellers up to a pre-determined amount following a review of each particular case. In turn, the Company will seek a full reimbursement from the wholesale sellers for the prepaid reimbursement amount, yet the Company is exposed to a risk over the collectability of such reimbursement from the wholesale sellers. During the years ended March 31, 2016, 2017 and 2018, the Company did not incur any material losses with respect to the compensation provided under this program. Given that the maximum compensation for each wholesale seller is pre-determined based on

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2016, 2017 AND 2018

24.   Risks and contingencies (Continued)

(e)   Sponsorship commitment (Continued)

    their individual risk assessments by the Company considering their credit profile or other relevant information, the Company determined that the likelihood of material default on such payments are not probable and therefore no provisions have been made in relation to this program.

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

  (g)
  In the ordinary course of business, the Company is from time to time involved in legal proceedings and litigations relating to disputes relating to trademarks and other intellectual property, among others. There are no legal proceedings and litigations that have in the recent past had, or to the Company's knowledge, are reasonably possible to have, a material impact on the Company's financial positions, results of operations or cash flows. The Company did not accrue any material loss contingencies in this respect as of March 31, 2016, 2017 and 2018 as the Company did not consider an unfavorable outcome in any material respects in these legal proceedings and litigations to be probable.

25.   Segment information

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

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2016, 2017 AND 2018

25.   Segment information (Continued)

(e)   Sponsorship commitment (Continued)

  The following tables present the summary of each segment's revenue, income from operations and adjusted earnings before interest, taxes and amortization ("Adjusted EBITA") which is considered as a segment operating performance measure, for the years ended March 31, 2016, 2017 and 2018:

	Year ended March 31, 2016
	Core commerce	Cloud computing	Digital media and entertainment	Innovation initiatives and others	Total segments	Unallocated (i)	Consolidated
	(in millions of RMB, except percentages)
Revenue	92,335	3,019	3,972	1,817	101,143	—	101,143
Income (Loss) from operations	51,153	(2,605)	(4,112)	(7,216)	37,220	(8,118)	29,102
Add: share-based compensation expense	6,224	1,349	981	3,092	11,646	4,436	16,082
Add: amortization of intangible assets	659	4	1,321	657	2,641	290	2,931
Add: impairment of goodwill	—	—	—	—	—	455	455

Adjusted EBITA (ii)	58,036	(1,252)	(1,810)	(3,467)	51,507	(2,937)

Adjusted EBITA margin (iii)	63%	(41)%	(46)%	(191)%

	Year ended March 31, 2017
	Core commerce	Cloud computing	Digital media and entertainment	Innovation initiatives and others	Total segments	Unallocated (i)	Consolidated
	(in millions of RMB, except percentages)
Revenue	133,880	6,663	14,733	2,997	158,273	—	158,273
Income (Loss) from operations	74,180	(1,681)	(9,882)	(6,798)	55,819	(7,764)	48,055
Add: share-based compensation expense	5,994	1,201	1,454	3,017	11,666	4,329	15,995
Add: amortization of intangible assets	2,258	4	1,886	656	4,804	318	5,122

Adjusted EBITA (ii)	82,432	(476)	(6,542)	(3,125)	72,289	(3,117)

Adjusted EBITA margin (iii)	62%	(7)%	(44)%	(104)%

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2016, 2017 AND 2018

25.   Segment information (Continued)

(e)   Sponsorship commitment (Continued)

	Year ended March 31, 2018
	Core commerce	Cloud computing	Digital media and entertainment	Innovation initiatives and others	Total segments	Unallocated (i)	Consolidated
	(in millions of RMB, except percentages)
Revenue	214,020	13,390	19,564	3,292	250,266	—	250,266
Income (Loss) from operations	102,743	(3,085)	(14,140)	(6,901)	78,617	(9,303)	69,314
Add: share-based compensation expense	8,466	2,274	2,142	3,707	16,589	3,486	20,075
Add: amortization of intangible assets	2,891	12	3,693	198	6,794	326	7,120
Add: impairment of goodwill	—	—	—	—	—	494	494

Adjusted EBITA (ii)	114,100	(799)	(8,305)	(2,996)	102,000	(4,997)

Adjusted EBITA margin (iii)	53%	(6)%	(42)%	(91)%

  The following table presents the reconciliation from the Adjusted EBITA to the consolidated net income for the years ended March 31, 2016, 2017 and 2018:

	Year ended March 31,
	2016	2017	2018
	(in millions of RMB)
Total Segments Adjusted EBITA	51,507	72,289	102,000
Unallocated (i)	(2,937)	(3,117)	(4,997)
Share-based compensation expense	(16,082)	(15,995)	(20,075)
Amortization of intangible assets	(2,931)	(5,122)	(7,120)
Impairment of goodwill	(455)	—	(494)

Consolidated income from operations	29,102	48,055	69,314
Interest and investment income, net	52,254	8,559	30,495
Interest expenses	(1,946)	(2,671)	(3,566)
Other income, net	2,058	6,086	4,160
Income tax expenses	(8,449)	(13,776)	(18,199)
Share of results of equity investees	(1,730)	(5,027)	(20,792)

Consolidated net income	71,289	41,226	61,412

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2016, 2017 AND 2018

25.   Segment information (Continued)

(e)   Sponsorship commitment (Continued)

  The following table presents the total depreciation and amortization expenses of property and equipment and land use rights by segment for the years ended March 31, 2016, 2017 and 2018:

	Year ended March 31,
	2016	2017	2018
	(in millions of RMB)
Core commerce	1,696	2,124	3,784
Cloud computing	1,116	1,438	3,047
Digital media and entertainment	316	752	986
Innovation initiatives and others	333	407	437
Unallocated (i)	309	563	535

Total depreciation and amortization expenses of property and equipment and land use rights	3,770	5,284	8,789

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

  (iii)
  Adjusted EBITA margin represents Adjusted EBITA divided by revenue.

  Details of the Company's revenue by segment are set out in Note 5. As substantially all of the Company's long-lived assets are located in the PRC and substantially all of the Company's revenue is derived from within the PRC, no geographical information is presented.