Form 20-F
period 2019-03-31
Alibaba Group Holding Ltd
filed 2019-06-05
CIK 1577552

Use these links to rapidly review the document

INDEX TO FINANCIAL STATEMENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended March 31, 2019
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

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
Telephone: +852-2215-5100
Facsimile: +852-2215-5200
Alibaba Group Holding Limited
c/o Alibaba Group Services Limited
26/F Tower One, Times Square
1 Matheson Street, Causeway Bay
Hong Kong
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, par value US$0.000025 per share
American Depositary Shares, each representing one Ordinary Share	BABA	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 2,587,059,572 Ordinary Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

☒ Yes    ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

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

  •
  "Alipay" are to Alipay.com Co., Ltd., a company with which we have a long-term contractual relationship and which is a wholly-owned subsidiary of Ant Financial or, where the context requires, its predecessor entities. Although we have agreed to acquire a 33% equity interest in Ant Financial, we do not and, upon completion of our acquisition of the equity interest, will not have any control over either Ant Financial or Alipay;

  •
  "Altaba" are to Altaba Inc. (formerly known as Yahoo! Inc.), Altaba Holdings Hong Kong Limited (formerly known as Yahoo! Hong Kong Holdings Limited) and Altaba HK MC Limited, collectively;

  •
  "annual active consumers" are to user accounts that had one or more confirmed orders on the relevant platforms during the previous twelve months, regardless of whether or not the buyer and seller settle the transaction;

  •
  "annual active users" for Ant Financial are to user accounts that used one or more services provided by Ant Financial and its investees, such as payment, wealth management, financing, insurance and credit system, during the previous twelve months;

  •
  "Ant Financial" are to Ant Small and Micro Financial Services Group Co., Ltd., a company organized under the laws of the PRC (in which we have agreed to acquire a 33% equity interest, subject to regulatory approvals and customary closing conditions) and, as the context requires, its consolidated subsidiaries;

  •
  "Cainiao Network" are to Cainiao Smart Logistics Network Limited, a company incorporated under the laws of the Cayman Islands;

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

  •
  "mobile MAUs" in a given month are to the number of unique mobile devices that were used to visit or access certain of our mobile apps at least once during that month;

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

  •
  "variable interest entities" or "VIEs" are to our variable interest entities that are 100% owned by PRC citizens or by PRC entities owned by PRC citizens, where applicable, that hold the Internet content provider licenses, or ICP licenses, or other business operation licenses or approvals, and generally operate the various websites and mobile apps for our Internet businesses or other businesses in which foreign investment is restricted or prohibited, and are consolidated into our consolidated financial statements in accordance with U.S. GAAP as if they were our wholly-owned subsidiaries;

  •
  "we," "us," "our company" and "our" are to Alibaba Group Holding Limited and its consolidated subsidiaries and its affiliated consolidated entities, including our variable interest entities and their subsidiaries;

  •
  "wholesale marketplaces" are to 1688.com and Alibaba.com, collectively; and

  •
  "US$," "dollars" and "U.S. dollars" are to the legal currency of the United States.

Our reporting currency is the Renminbi. This annual report contains translations of Renminbi and Hong Kong dollar amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise stated, all translations of Renminbi and Hong Kong dollars into U.S. dollars and from U.S. dollars into Renminbi in this annual report were made at a rate of RMB6.7112 to US$1.00 and HK$7.8498 to US$1.00, the respective exchange rates on March 29, 2019 set forth in the H.10 statistical release of the Federal Reserve Board. We make no representation that any Renminbi, Hong Kong dollar or U.S. dollar amounts referred to in this annual report could have been, or could be, converted into U.S. dollars, Renminbi or Hong Kong dollars, as the case may be, at any particular rate or at all. On May 31, 2019, the noon buying rate for Renminbi and Hong Kong dollars was RMB6.9027 to US$1.00 and HK$7.8387 to US$1.00, respectively.

 FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements that involve risks and uncertainties, including statements based on our current expectations, assumptions, estimates and projections about us, our industries and the regulatory environment in which we and companies integral to our digital economy operate. These forward-looking statements are made under the "safe harbor" provision under Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. In some cases, these forward-looking statements can be identified by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The forward-looking statements included in this annual report relate to, among others:

  •
  our growth strategies;

  •
  our future business development, results of operations and financial condition;

  •
  trends in commerce, the overall technology and the other industries in which we operate, both in China and globally;

  •
  competition in our industries;

  •
  fluctuations in general economic and business conditions in China and globally;

  •
  expected changes in our revenues and certain cost and expense items and our operating margins;

  •
  the completion of our investment transactions, including our subscription for an equity interest in Ant Financial, and regulatory approvals and other conditions that must be met in order to complete investment transactions;

  •
  the completion of the process of enhancing the structure of our material variable interest entities and certain other variable interest entities, or the VIE Structure Enhancement;

  •
  international trade policies, protectionist policies and other policies that could place restrictions on economic and commercial activity;

  •
  the regulatory environment in which we and companies integral to our digital economy operate; and

  •
  assumptions underlying or related to any of the foregoing.

The global and China Internet, retail, wholesale, online and mobile commerce, cloud computing, and digital media and entertainment industries or markets may not grow at the rates projected by market data, or at all. The failure of these industries or markets to grow at the projected rates may have a material adverse effect on our business, financial condition and results of operations and the market price of our ADSs. If any one or more of the assumptions underlying the industry or market data turns out to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

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

PART I

ITEM 1    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2    OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3    KEY INFORMATION

A.  Selected Financial Data

The selected consolidated statements of operations data for the years ended March 31, 2017, 2018 and 2019, and the selected consolidated balance sheet data as of March 31, 2018 and 2019 have been derived from our audited consolidated financial statements included elsewhere in this annual report. Our selected consolidated statements of operations data for the years ended March 31, 2015 and 2016 and the selected consolidated balance sheet data as of March 31, 2015, 2016 and 2017 have been derived from our audited consolidated financial statements not included in this annual report. Our financial statements have been prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.

The following selected consolidated financial data for the periods and as of the dates indicated are qualified by reference to and should be read in conjunction with our audited consolidated financial statements and related notes and "Item 5. Operating and Financial Review and Prospects," both of which are included elsewhere in this annual report.

Our historical results for any prior period do not necessarily indicate our results to be expected for any future period.

Consolidated Statements of Operations Data:

	Year ended March 31,
	2015	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	RMB	US$
	(in millions, except per share data)
Revenue	76,204	101,143	158,273	250,266	376,844	56,152
Cost of revenue	(23,834)	(34,355)	(59,483)	(107,044)	(206,929)	(30,833)
Product development expenses	(10,658)	(13,788)	(17,060)	(22,754)	(37,435)	(5,578)
Sales and marketing expenses	(8,513)	(11,307)	(16,314)	(27,299)	(39,780)	(5,928)
General and administrative expenses	(7,800)	(9,205)	(12,239)	(16,241)	(24,889)	(3,708)
Amortization of intangible assets	(2,089)	(2,931)	(5,122)	(7,120)	(10,727)	(1,599)
Impairment of goodwill	(175)	(455)	—	(494)	—	—

Income from operations	23,135	29,102	48,055	69,314	57,084	8,506
Interest and investment income, net	9,455	52,254	8,559	30,495	44,106	6,572
Interest expense	(2,750)	(1,946)	(2,671)	(3,566)	(5,190)	(773)
Other income, net	2,486	2,058	6,086	4,160	221	32

Income before income tax and share of results of equity investees	32,326	81,468	60,029	100,403	96,221	14,337
Income tax expenses	(6,416)	(8,449)	(13,776)	(18,199)	(16,553)	(2,466)
Share of results of equity investees	(1,590)	(1,730)	(5,027)	(20,792)	566	84

Net income	24,320	71,289	41,226	61,412	80,234	11,955
Net (income) loss attributable to noncontrolling interests	(59)	171	2,449	2,681	7,652	1,140

Net income attributable to Alibaba Group Holding Limited	24,261	71,460	43,675	64,093	87,886	13,095
Accretion of convertible preference shares(1) and mezzanine equity	(15)	—	—	(108)	(286)	(42)
Dividends accrued on convertible preference shares(1)	(97)	—	—	—	—	—

Net income attributable to ordinary shareholders	24,149	71,460	43,675	63,985	87,600	13,053

Earnings per share/ADS attributable to ordinary shareholders:
Basic	10.33	29.07	17.52	25.06	33.95	5.06
Diluted	9.70	27.89	16.97	24.51	33.38	4.97
Weighted average number of shares used in computing earnings per share:
Basic	2,337	2,458	2,493	2,553	2,580
Diluted	2,500	2,562	2,573	2,610	2,623
Supplemental information:(2)
Adjusted EBITDA	40,753	52,340	74,456	105,792	121,943	18,170
Adjusted EBITA	38,427	48,570	69,172	97,003	106,981	15,941
Marketplace-based core commerce adjusted EBITA	N/A	N/A	N/A	122,883	161,589	24,078
Non-GAAP net income	34,876	42,791	57,871	83,214	93,407	13,918
Non-GAAP diluted EPS	13.93	16.77	23.44	32.86	38.40	5.72
Free cash flow	48,921	51,279	71,318	99,996	104,478	15,568

(1)
Upon the completion of our initial public offering in September 2014, all of our then outstanding convertible preference shares were converted into ordinary shares.

(2)
See "Non-GAAP Measures" below.

Non-GAAP Measures

We use adjusted EBITDA, adjusted EBITA, marketplace-based core commerce adjusted EBITA, non-GAAP net income, non-GAAP diluted EPS and free cash flow, each a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes.

We believe that adjusted EBITDA, adjusted EBITA, marketplace-based core commerce adjusted EBITA, non-GAAP net income and non-GAAP diluted EPS help identify underlying trends in our business that could otherwise be distorted by the effect of certain income or expenses that we include in income from operations, net income and diluted EPS. We believe that these non-GAAP measures provide useful information about our core operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

We consider free cash flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by our business that can be used for strategic corporate transactions, including investing in our new business initiatives, making strategic investments and acquisitions and strengthening our balance sheet.

Adjusted EBITDA, adjusted EBITA, marketplace-based core commerce EBITA, non-GAAP net income, non-GAAP diluted EPS and free cash flow should not be considered in isolation or construed as an alternative to income from operations, core-commerce EBITA, net income, diluted EPS, cash flows or any other measure of performance or as an indicator of our operating performance. These non-GAAP financial measures presented here do not have standardized meanings prescribed by U.S. GAAP and may not be comparable to similarly-titled measures presented by other companies. Other companies may calculate similarly-titled measures differently, limiting their usefulness as comparative measures to our data.

Adjusted EBITDA represents net income before (i) interest and investment income, net, interest expense, other income, net, income tax expenses and share of results of equity investees, (ii) certain non-cash expenses, consisting of share-based compensation expense, amortization, depreciation, impairment of goodwill and (iii) settlement of a U.S. federal class action lawsuit, which we do not believe are reflective of our core operating performance during the periods presented.

Adjusted EBITA represents net income before (i) interest and investment income, net, interest expense, other income, net, income tax expenses and share of results of equity investees, (ii) certain non-cash expenses, consisting of share-based compensation expense, amortization and impairment of goodwill and (iii) settlement of a U.S. federal class action lawsuit, which we do not believe are reflective of our core operating performance during the periods presented.

Marketplace-based core commerce adjusted EBITA represents EBITA for core commerce excluding the effects of (i) local consumer services, (ii) Lazada, (iii) New Retail and direct import and (iv) Cainiao Network.

Non-GAAP net income represents net income before share-based compensation expense, amortization, impairment of goodwill and investments, gain on deemed disposals/disposals/revaluation of investments, settlement of a U.S. federal class action lawsuit, amortization of excess value receivable arising from the restructuring of commercial arrangements with Ant Financial, immediate recognition of unamortized professional fees and upfront fees upon early repayment/termination of bank borrowings, the expenses relating to the sale of shares by existing shareholders in our initial public offering and others, as adjusted for the tax effects on non-GAAP adjustments.

Non-GAAP diluted EPS represents non-GAAP net income attributable to ordinary shareholders divided by the weighted average number of shares outstanding during the periods on a diluted basis, including accounting for the effects of the assumed conversion of convertible preference shares prior to our initial public offering in September 2014.

Free cash flow represents net cash provided by operating activities as presented in our consolidated cash flow statement less purchases of property and equipment (excluding acquisition of land use rights and construction in progress relating to office campus), licensed copyrights and other intangible assets, and adjusted for changes in loan receivables relating to micro loans of our SME loan business (which we transferred to Ant Financial in February 2015) and others. We present the adjustment for changes in loan receivables because these receivables are reflected under cash flows from operating activities, whereas the secured borrowings and other bank borrowings used to finance them are reflected under cash flows from financing activities, and accordingly, the adjustment is made to show cash flows from operating activities net of the effect of changes in loan receivables.

The following table sets forth a reconciliation of our net income to adjusted EBITA and adjusted EBITDA for the periods indicated:

	Year ended March 31,
	2015	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	RMB	US$
	(in millions)
Net income	24,320	71,289	41,226	61,412	80,234	11,955
Less: Interest and investment income, net	(9,455)	(52,254)	(8,559)	(30,495)	(44,106)	(6,572)
Add: Interest expense	2,750	1,946	2,671	3,566	5,190	773
Less: Other income, net	(2,486)	(2,058)	(6,086)	(4,160)	(221)	(32)
Add: Income tax expenses	6,416	8,449	13,776	18,199	16,553	2,466
Add: Share of results of equity investees	1,590	1,730	5,027	20,792	(566)	(84)

Income from operations	23,135	29,102	48,055	69,314	57,084	8,506
Add: Share-based compensation expense	13,028	16,082	15,995	20,075	37,491	5,586
Add: Amortization of intangible assets	2,089	2,931	5,122	7,120	10,727	1,599
Add: Impairment of goodwill	175	455	—	494	—	—
Add: Settlement of U.S. federal class action lawsuit(1)	—	—	—	—	1,679	250

Adjusted EBITA	38,427	48,570	69,172	97,003	106,981	15,941
Add: Depreciation and amortization of property and equipment and land use rights	2,326	3,770	5,284	8,789	14,962	2,229

Adjusted EBITDA	40,753	52,340	74,456	105,792	121,943	18,170

(1)
For a description of the relevant federal class action lawsuit and settlement, see "Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal and Administrative Proceedings."

The following table sets forth a reconciliation of adjusted EBITA for core commerce to marketplace-based core commerce adjusted EBITA for the periods indicated:

	Year ended March 31,
	2018	2019
	RMB	RMB	US$
	(in millions)
Adjusted EBITA for core commerce	114,100	136,167	20,290
Less: Effects of local consumer services, Lazada, New Retail and direct import and Cainiao Network	8,783	25,422	3,788

Marketplace-based core commerce adjusted EBITA	122,883	161,589	24,078

The following table sets forth a reconciliation of our net income to non-GAAP net income for the periods indicated:

	Year ended March 31,
	2015	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	RMB	US$
	(in millions)
Net income	24,320	71,289	41,226	61,412	80,234	11,955
Add: Share-based compensation expense	13,028	16,082	15,995	20,075	37,491	5,586
Add: Amortization of intangible assets	2,089	2,931	5,122	7,120	10,727	1,599
Add: Impairment of goodwill and investments	1,032	2,319	2,542	20,463	11,360	1,693
Less: Gain on deemed disposals/disposals/revaluation of investments and others	(6,715)	(50,435)	(7,346)	(25,945)	(47,525)	(7,081)
Add: Settlement of U.S. federal class action lawsuit(1)	—	—	—	—	1,679	250
Add: Amortization of excess value receivable arising from the restructuring of commercial arrangements with Ant Financial	166	264	264	264	264	39
Add: Immediate recognition of unamortized professional fees and upfront fees upon early repayment/termination of bank borrowings	830	—	—	92	—	—
Add: Expenses relating to the sale of shares by existing shareholders at initial public offering	231	—	—	—	—	—
Adjusted for tax effects on non-GAAP adjustments(2)	(105)	341	68	(267)	(823)	(123)

Non-GAAP net income	34,876	42,791	57,871	83,214	93,407	13,918

(1)
For a description of the relevant federal class action lawsuit and settlement, see "Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal and Administrative Proceedings."

(2)
Tax effects on non-GAAP adjustments are comprised of tax provisions on the amortization of intangible assets and certain investment gains, as well as tax benefits from share-based awards.

The following table sets forth a reconciliation of our diluted EPS to non-GAAP diluted EPS for the periods indicated:

	Year ended March 31,
	2015	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	RMB	US$
	(in millions)
Net income attributable to ordinary shareholders	24,149	71,460	43,675	63,985	87,600	13,053
Add: Reversal of accretion upon assumed conversion of convertible preference shares	15	—	—	—	—	—
Add: Dividend eliminated upon assumed conversion of convertible preference shares	97	—	—	—	—	—
Less: Dilution effect on earnings arising from share-based awards operated by a subsidiary and equity investees	—	—	(11)	(21)	(42)	(6)

Net income attributable to ordinary shareholders for computing diluted EPS	24,261	71,460	43,664	63,964	87,558	13,047
Add: Non-GAAP adjustments to net income(1)	10,556	(28,498)	16,645	21,802	13,173	1,963

Non-GAAP net income attributable to ordinary shareholders for computing non-GAAP diluted EPS	34,817	42,962	60,309	85,766	100,731	15,010

Weighted average number of shares on a diluted basis	2,500	2,562	2,573	2,610	2,623
Diluted EPS(2)	9.70	27.89	16.97	24.51	33.38	4.97
Add: Non-GAAP adjustments to net income per share(3)	4.23	(11.12)	6.47	8.35	5.02	0.75

Non-GAAP diluted EPS(4)	13.93	16.77	23.44	32.86	38.40	5.72

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

The following table sets forth a reconciliation of net cash provided by operating activities to free cash flow for the periods indicated:

	Year ended March 31,
	2015	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	RMB	US$
	(in millions)
Net cash provided by operating activities(1)	42,017	56,836	82,854	125,805	150,975	22,496
Less: Purchase of property and equipment (excluding land use rights and construction in progress relating to office campus)	(4,370)	(4,722)	(5,680)	(15,601)	(32,336)	(4,818)
Less: Acquisition of licensed copyrights and other intangible assets	(400)	(716)	(6,540)	(10,208)	(14,161)	(2,110)
Add: Changes in loan receivables, net and others	11,674	(119)	684	—	—	—

Free cash flow	48,921	51,279	71,318	99,996	104,478	15,568

(1)
We adopted ASU 2016-18, "Statement of Cash Flows (Topic 230): Restricted Cash," beginning in the first quarter of fiscal year 2019. As a result of adopting this new accounting update, we retrospectively adjusted the consolidated statements of cash flows to include restricted cash and escrow receivables in cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the consolidated statements of cash flows. The impact of our retrospective reclassification on cash flows from operating activities for the years ended March 31, 2015, 2016, 2017 and 2018 was an increase of RMB800 million, nil, RMB2,528 million and RMB634 million, respectively.

Consolidated Balance Sheet Data:

	As of March 31,
	2015	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	RMB	US$
	(in millions)
Cash and cash equivalents and short-term investments	122,341	111,518	146,747	205,395	193,238	28,794
Investment securities and investments in equity investees(1)	52,146	125,031	155,874	182,707	251,471	37,470
Property and equipment, net	9,139	13,629	20,206	66,489	92,030	13,713
Goodwill and intangible assets, net	48,508	87,015	139,528	189,614	333,211	49,650
Total assets	255,434	364,245	506,812	717,124	965,076	143,801
Accrued expenses, accounts payable and other liabilities(2)	21,967	29,491	48,269	83,210	123,898	18,462
Deferred tax liabilities	4,510	6,480	10,361	19,312	22,517	3,355
Bank borrowings(3)	3,599	6,175	36,907	40,181	42,783	6,375
Unsecured senior notes(4)	48,994	51,391	54,825	85,372	91,517	13,636
Total liabilities	97,363	114,356	182,691	277,685	349,674	52,104
Total Alibaba Group Holding Limited shareholders' equity	145,439	216,987	278,799	365,822	492,257	73,348
Total equity	157,413	249,539	321,129	436,438	608,583	90,681

(1)
Includes both current and non-current investment securities and investments in equity investees.

(2)
Includes both current and non-current other liabilities.

(3)
Includes both current and non-current portion of bank borrowings.

(4)
Includes both current and non-current portion of unsecured senior notes.

Selected Operating Data

Annual active consumers

The table below sets forth the number of annual active consumers on our China retail marketplaces for the periods indicated:

	Twelve months ended
	Jun 30, 2017	Sep 30, 2017	Dec 31, 2017	Mar 31, 2018	Jun 30, 2018	Sep 30, 2018	Dec 31, 2018	Mar 31, 2019
	(in millions)
Annual active consumers	466	488	515	552	576	601	636	654

Mobile MAUs

The table below sets forth the mobile MAUs on our China retail marketplaces for the periods indicated:

	The month ended
	Jun 30, 2017	Sep 30, 2017	Dec 31, 2017	Mar 31, 2018	Jun 30, 2018	Sep 30, 2018	Dec 31, 2018	Mar 31, 2019
	(in millions)
Mobile MAUs	529	549	580	617	634	666	699	721

GMV

The table below sets forth the GMV in respect of our China retail marketplaces for the periods indicated:

	Year ended March 31,
	2017	2018	2019
	(in billions of RMB)
Taobao Marketplace GMV	2,202	2,689	3,115
Tmall GMV	1,565	2,131	2,612

Total GMV	3,767	4,820	5,727

Exchange Rate Information

Most of our revenues and expenses are denominated in Renminbi. This annual report contains translations of Renminbi amounts and Hong Kong dollar amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise stated, all translations from Renminbi and Hong Kong dollars into U.S. dollars and from U.S. dollars into Renminbi in this annual report were made at a rate of RMB6.7112 to US$1.00 and HK$7.8498 to US$1.00, the respective exchange rates on March 29, 2019 set forth in the H.10 statistical release of the Federal Reserve Board. We make no representation that any Renminbi, Hong Kong dollar or U.S. dollar amounts referred to in this annual report could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On May 31, 2019, the noon buying rate for Renminbi and Hong Kong dollars was RMB6.9027 to US$1.00 and HK$7.8387 to US$1.00, respectively.

B.  Capitalization and Indebtedness

Not Applicable.

C.  Reasons for the Offer and Use of Proceeds

Not Applicable.

D.  Risk Factors

Risks Related to Our Business and Industry

Maintaining the trusted status of our digital economy is critical to our success and growth, and any failure to do so could severely damage our reputation and brand, which would have a material adverse effect on our business, financial condition, results of operations and prospects.

We have established a strong brand name and reputation for our digital economy. Any loss of trust in our digital economy or platforms could harm our reputation and the value of our brand, and could result in consumers, merchants, brands, retailers and other participants reducing their levels of activity in our digital economy, which could materially reduce our revenue and profitability. Our ability to maintain trust in our digital economy and platforms is based in large part upon:

  •
  the quality and functionality of products and services as well as the quality and appeal of content available through our digital economy;

  •
  the reliability and integrity of our company and our platforms, as well as of the merchants, software developers, logistics providers, service providers and other participants in our digital economy;

  •
  our commitment to high levels of service;

  •
  the safety, security and integrity of the data on our systems, and those of other participants in our digital economy;

  •
  the effectiveness and fairness of rules governing our marketplaces, various platforms and overall digital economy;

  •
  the strength of our measures to protect consumers and intellectual property rights owners; and

  •
  our ability to provide reliable and trusted payment and escrow services through our arrangements with Alipay.

Sustained investment in our business, strategic acquisitions and investments, as well as our focus on long-term performance, and on maintaining the health of our digital economy, may negatively affect our margins and our net income.

We focus on the long-term interests of the participants in our digital economy. We continue to increase our spending and investments in our business, strategic acquisitions and certain initiatives. Many of our newly invested businesses have lower or negative margins, and others are in the early stages of exploring, establishing and optimizing appropriate monetization models, many of which are less efficient in attracting and converting paying merchants, subscribers or other participants as compared with certain of the marketplaces and other businesses we operate. We believe these investments and initiatives are crucial to our success and future growth, but they will have the effect of increasing our costs and lowering our margins and profit, and this effect may be significant in the short term and potentially over longer periods. We expect our margins will decrease as we continue to make these and similar investments. From fiscal year 2018 to fiscal year 2019, our adjusted EBITDA margin declined from 42% to 32%. These investments and initiatives include:

  •
  expanding and enhancing our core commerce offerings, including our logistics network and capacities, local consumer services business, our New Retail initiatives, direct sales and cross-border and international businesses;

  •
  strengthening and expanding various facilities and increasing our employee headcount;

  •
  researching and developing new technologies and improving our technological infrastructure and cloud computing capacity;

  •
  developing and acquiring content for our digital media and entertainment business; and

  •
  incubating new innovation initiatives.

We have made, and intend to continue to make, strategic investments and acquisitions to further strengthen our digital economy. We may make strategic investments and acquisitions in a range of areas either directly related to one or more of our businesses, or related to the infrastructure, technology, services or products that support our businesses and digital economy. Our strategic investments and acquisitions may adversely affect our financial results, at least in the short term. For example, acquisitions of, and continued investments in, businesses with lower margins or which are loss-making, such as our acquisitions of a controlling stake in Lazada and Cainiao Network, and our newly integrated local consumer services business, have negatively affected our margins and net income. Acquired businesses that are loss-making may continue to sustain losses and may not become profitable in the near future or at all. Investments made to expand our business, facilities and workforce will also involve costs and risks, such as potential labor disputes and compliance costs and risks. The performance of our current and future equity investees and investment areas may also adversely affect our net income. There can be no assurance that we will be able to grow our acquired or invested businesses, or realize returns, benefits of synergies and growth opportunities we expect in connection with these investments and acquisitions. Also refer to "— We face risks relating to our acquisitions, investments and alliances."

We may not be able to maintain or grow our revenue or our business.

We have experienced significant growth in revenue and in our business in recent years. Our ability to continue to grow our revenue depends on a number of factors. See "Item 5. Operating and Financial Review and Prospects — Operating Results — Factors Affecting Our Results of Operations — Our Ability to Create Value for Our Users and Generate Revenue" and "— Our Monetization Model."

Our revenue growth also depends on our ability to continue to grow our core businesses as well as businesses we have acquired or which we consolidate. We are exploring and will continue to explore in the future new business initiatives, including in industries and markets in which we have limited or no experience, as well as new business models, that may be untested. Developing new businesses, initiatives and models requires significant investments of time and resources, and may present new and difficult technological, operational and compliance challenges. Particularly in the commerce space, we expect to face various challenges while facilitating the convergence of online and offline retail and digitalization of offline business operations. Many of these challenges may be specific to business areas we do not have sufficient experience with. We may encounter difficulties or setbacks in the execution of various growth strategies, including our New Retail initiatives, which we expect to be an important driver of our future growth, and this and the other growth strategies may not generate the returns we expect within the timeframe we anticipate, or at all.

In addition, our overall or segment revenue growth may slow or our revenues may decline for other reasons, including decreasing consumer spending, increasing competition and slowing growth of China's retail industry, as well as changes in the geopolitical landscape, government policies or general economic conditions. As our revenue grows to a higher base level, our revenue growth rate may slow in the future. Furthermore, due to the size and scale we have achieved, our user base may not continue to grow as quickly or at all.

If we are unable to compete effectively, our business, financial condition and results of operations would be materially and adversely affected.

We face increasingly intense competition, principally from established Chinese Internet companies, such as Tencent, and their respective affiliates, as well as global and regional e-commerce players, such as Amazon, other providers of local consumer services, and in the cloud computing and digital media and entertainment areas. These areas of our business are subject to rapid market change, the introduction of new business models, and the entry of new and well-funded competitors. Increased investments made and lower prices offered by our competitors may require us to divert significant managerial, financial and human resources in order to remain competitive, and ultimately may reduce our market share and negatively impact the profitability of our business. We mainly compete to:

  •
  attract, engage and retain consumers and increase their spending based on the variety, quality and value of products, services and content offered within our digital economy, the overall user experience and the effectiveness of our consumer protection measures;

  •
  attract and retain merchants, brands and retailers based on the effectiveness of the various technologies, infrastructure, products and services we offer to them;

  •
  attract and retain marketers, publishers and agency-operated demand-side platforms;

  •
  maintain and grow local delivery capabilities to provide convenient and efficient delivery services;

  •
  attract and retain a wide range of businesses as users of our cloud service offerings;

  •
  attract other participants to our digital economy based on access to business opportunities created by the large scale of economic activity, infrastructure and technologies in our digital economy and on our platforms;

  •
  optimize the usefulness of the data and technologies we provide and maintain high-quality customer service;

  •
  identify, bid for, and execute strategic investments and thrive in new industries as we acquire new businesses and expand, bringing us into competition with major players in these and other industries;

  •
  innovate and develop new growth initiatives and technologies; and

  •
  attract motivated and capable employees, including engineers and product developers.

Our ability to compete depends on a number of other factors as well, some of which may be beyond our control, including alliances, acquisitions or consolidations within our industries that may result in stronger competitors, and changes in the regulatory environment in the markets we operate. Existing and new competitors may leverage their established platforms or market positions, or introduce innovative business models, to launch highly-engaging content, products or services that may attract a large user base and achieve rapid growth, which may materially and adversely affect our business expansion and results of operations. We increasingly face competition from domestic and international players operating in these markets, as well as potential political measures, regulatory challenges and protectionist policies that may support domestic players in those markets. As we develop our platforms and other businesses, such as our New Retail initiatives and other direct sales businesses, we may also be perceived to compete with other participants in our digital economy, such as certain merchants and retailers, which may negatively affect our relationships with them.

If we are not able to compete effectively, the level of economic activity and user engagement in our digital economy may decrease and our market share and profitability may be negatively affected, which could materially and adversely affect our business, financial condition and results of operations, as well as our reputation and brand.

We may not be able to maintain and improve the network effects of our digital economy, which could negatively affect our business and prospects.

Our ability to maintain a healthy and vibrant digital economy that creates strong network effects among consumers, merchants, brands, retailers and other participants is critical to our success. The extent to which we are able to maintain and strengthen these network effects depends on our ability to:

  •
  offer secure and open platforms for all participants and balance the interests of these participants;

  •
  provide a wide range of high-quality product, service and content offerings to consumers;

  •
  attract and retain consumers, merchants, brands and retailers of all sizes;

  •
  provide effective technologies, infrastructure and services that meet the evolving needs of consumers, merchants, brands and retailers;

  •
  arrange secure and trusted payment settlement and escrow services;

  •
  address user concerns with respect to data security and privacy measures;

  •
  improve our logistics data platform and coordinate fulfillment and delivery services with logistics service providers;

  •
  attract and retain third-party service providers that are able to provide quality services on commercially reasonable terms to our merchants, brands and retailers;

  •
  maintain the quality of our customer service; and

  •
  continue adapting to the changing demands of the market.

In addition, changes to current operations we may make to enhance and improve our digital economy or to comply with regulatory requirements may be viewed positively from one participant group's perspective, such as consumers, but may have negative effects from another group's perspective, such as merchants. If we fail to balance the interests of all participants in our digital economy, consumers, merchants, brands, retailers and other participants may spend less time, mind-share and resources on our platforms and may conduct fewer transactions or use alternative platforms, any of which could result in a material decrease in our revenue and net income.

We may not be able to maintain our culture, which has been a key to our success.

Since our founding, our culture has been defined by our mission, vision and values, and we believe that our culture has been critical to our success. In particular, our culture has helped us serve the long-term interests of our customers, attract, retain and motivate employees and create value for our shareholders. We face a number of challenges that may affect our ability to sustain our corporate culture, including:

  •
  failure to identify, attract, promote and retain people who share our culture, mission, vision and values in leadership positions;

  •
  failure to execute an effective management succession plan;

  •
  challenges of effectively incentivizing and motivating employees, including members of senior management, and in particular those who have gained a substantial amount of personal wealth related to share-based incentives;

  •
  the increasing size, complexity, geographic coverage and cultural diversity of our business and workforce;

  •
  challenges in managing a workforce that is expanding through organic growth and acquisitions, in providing effective training to this workforce, and in promoting a culture of compliance with laws and regulations and preventing misconduct among our employees and participants in our digital economy;

  •
  competitive pressures to move in directions that may divert us from our mission, vision and values;

  •
  the pressure from the public markets to focus on short-term results instead of long-term value creation; and

  •
  the increasing need to develop expertise in new areas of business, such as New Retail, local consumer services and expansion of our logistics network services, that affect us.

If we are not able to maintain our culture or if our culture fails to deliver the long-term results we expect to achieve, our reputation, business, financial condition, results of operations and prospects could be materially and adversely affected.

If we are not able to continue to innovate or if we fail to adapt to changes in our industry, our business, financial condition and results of operations would be materially and adversely affected.

Our industry is characterized by rapidly changing technology, evolving industry standards, new mobile apps and protocols, new products and services, new media and entertainment content — including user-generated content — and changing user demands and trends. Furthermore, our domestic and international competitors are continuously developing innovations in personalized search and recommendation, online shopping and marketing, communications, social networking, entertainment, logistics and other services, to enhance user experience. As a result, we continue to invest significant resources in our infrastructure, research and development and other areas in order to enhance our businesses and operations, as well as to explore new growth strategies and introduce new high-quality products and services. Our investments in innovations and new technologies, which may be significant, may not increase our competitiveness or generate financial returns in the short term, or at all, and we may not be successful in adopting and implementing new technologies, such as artificial intelligence, or AI. Our investments and projects to develop new growth initiatives and technologies may be hindered by political measures, regulatory scrutiny or other protectionist policies, on national security grounds or for other reasons. The changes and developments taking place in our industry may also require us to re-evaluate our business model and adopt significant changes to our long-term strategies and business plans. Our failure to innovate and adapt to these changes and developments would have a material adverse effect on our business, financial condition and results of operations. Even if we timely innovate and adopt changes in our strategies and plans, we may nevertheless fail to realize the anticipated benefits of these changes or even generate lower levels of revenue as a result.

Our failure to manage the significant challenges involved in growing our business and operations could harm us.

Our business has become increasingly complex as the scale, diversity and geographic coverage of our business and our workforce continue to expand. This expansion increases the complexity of our operations and places a significant strain on our management, operational and financial resources. The challenges involved in expanding our businesses require our employees to handle new and expanded responsibilities and duties. If our employees fail to adapt to the expansion or if we are unsuccessful in hiring, training, managing and integrating new employees or retraining and expanding the roles of our existing employees, our business, financial condition and results of operations may be materially harmed.

Moreover, our current and planned staffing, systems, policies, procedures and controls may not be adequate to support our future operations. To effectively manage continuing expansion and growth of our operations and workforce, we will need to continue to improve our personnel management, transaction processing, operational and financial systems, policies, procedures and controls, which could be particularly challenging as we acquire new operations with different and incompatible systems in new industries or geographic areas. These efforts will require significant managerial, financial and human resources. There can be no assurance that we will be able to effectively manage our growth or to implement all these systems, policies, procedures and control measures successfully. If we are not able to manage our growth effectively, our business and prospects may be materially and adversely affected.

We face risks relating to our acquisitions, investments and alliances.

We have acquired and invested in a large number and a diverse range of businesses, including those in different countries and regions, technologies, services and products in recent years, including investments of varying sizes in equity investees and joint ventures, and, from time to time, we may have a number of pending investments and acquisitions that are subject to closing conditions. See "Item 5. Operating and Financial Review and Prospects — A. Operating Results — Recent Investment, Acquisition and Strategic Alliance Activities." We expect to continue to evaluate and consider a wide array of potential strategic transactions as part of our overall business strategy, including business combinations, acquisitions and dispositions of businesses, technologies, services, products and other assets, as well as strategic investments, joint ventures and alliances. At any given time we may be engaged in discussing or negotiating a range of these types of transactions. These transactions involve significant challenges and risks, including:

  •
  difficulties in, and significant and unanticipated additional costs and expenses resulting from, integrating into our business the large number of personnel, operations, products, services, technology, internal controls and financial reporting of the businesses we acquire;

  •
  disruption of our ongoing business, distraction of and significant time and attention required from our management and employees and increases in our expenses;

  •
  departure of skilled professionals and proven management teams of acquired businesses, as well as the loss of established client relationships of those businesses we invest in or acquire;

  •
  for investments over which we may not obtain management and operational control, we may lack influence over the controlling partners or shareholders, or may not have aligned interests with these of our partners or other shareholders;

  •
  additional or conflicting regulatory requirements, heightened restrictions on and scrutiny of investments, acquisitions and foreign ownership in other jurisdictions, on national security grounds or for other reasons, regulatory hurdles, such as filings and approvals under the anti-monopoly and competition laws, rules and regulations, the risk that acquisitions or investments may fail to close, due to political and regulatory challenges or protectionist policies, as well as related compliance and publicity risks;

  •
  actual or alleged misconduct, unscrupulous business practices or non-compliance by us or any company we acquire or invest in (or by its affiliates), whether before, during or after our acquisition or investments;

  •
  difficulties in identifying and selecting appropriate targets and strategic partners, including potential loss of opportunities for strategic transactions with competitors of our investee companies and strategic partners;

  •
  difficulties in conducting sufficient and effective due diligence on potential targets and unforeseen or hidden liabilities or additional incidences of non-compliance, operating losses, costs and expenses that may adversely affect us following our acquisitions or investments or other strategic transactions;

  •
  negative impact on our cash and credit profile from loans to or guarantees for the benefit of equity investees; and

  •
  actual or potential impairment charges or write-offs due to the changes in the fair value of our investments or acquired companies, including companies and businesses that we have acquired or invested in for a long period of time, in the event that the fair value of our investment has been significantly lower than its carrying value for an extended period of time.

These and other risks could lead to negative publicity, litigation, government inquiries, investigations or actions against the companies we invest in or acquire, or even against our other businesses, and may force us to incur significant additional expenses and allocate significant management and human resources to rectify or improve these companies' corporate governance standards or internal controls and systems. As we continue to implement our New Retail strategy, among other initiatives, and further expand our digital economy, we expect that our acquisition and investment activity will continue at a rapid pace, with a large number and diverse range of target companies, and we will continue to face significant challenges, including unanticipated ones, in integrating these businesses into our existing businesses.

We may face challenges in expanding our international and cross-border businesses and operations.

In addition to risks that generally apply to our acquisitions and investments, we face risks associated with expanding into an increasing number of markets where we have limited or no experience, we may be less well-known or have fewer local resources and we may need to localize our business practices, culture and operations. We may also face protectionist policies that could, among other things, hinder our ability to execute our business strategies and put us at a competitive disadvantage relative to domestic companies in other jurisdictions. The expansion of our international and cross-border businesses will also expose us to risks and challenges inherent in operating businesses globally, including:

  •
  challenges in replicating or adapting our company policies and procedures to operating environments different from that of China, including technology and logistics infrastructure;

  •
  challenges of maintaining efficient and consolidated internal systems, including information technology infrastructure, and of achieving customization and integration of these systems with the other parts of our digital economy;

  •
  lack of acceptance of our product and service offerings, and challenges of localizing our offerings to appeal to local tastes;

  •
  protectionist or national security policies that restrict our ability to:

  •
  invest in or acquire companies;

  •
  develop, import or export certain technologies, such as the national AI initiative proposed by the U.S. government; or

  •
  utilize technologies that are deemed by local governmental regulators to pose a threat to their national security;

  •
  the need for increased resources to manage regulatory compliance across our international businesses;

  •
  failure to attract and retain capable talent with international perspectives who can effectively manage and operate local businesses;

  •
  compliance with privacy laws and data security laws, including the European Union General Data Protection Regulation, or GDPR, and compliance costs across different legal systems;

  •
  heightened restrictions and barriers on the transfer of data between different jurisdictions;

  •
  differing, complex and potentially adverse customs, import/export laws, tax rules and regulations or other trade barriers or restrictions which may be applicable to transactions conducted through our international and cross-border platforms, related compliance obligations and consequences of non-compliance, and any new developments in these areas;

  •
  availability, reliability and security of international and cross-border payment systems and logistics infrastructure;

  •
  exchange rate fluctuations; and

  •
  political instability and general economic or political conditions in particular countries or regions, including territorial or trade disputes, war and terrorism.

Failure to manage these risks and challenges could negatively affect our ability to expand our international and cross-border businesses and operations as well as materially and adversely affect our business, financial condition and results of operations.

Our business operations and financial position may be materially and adversely affected by any economic slowdown in China as well as globally.

Our revenue and net income are impacted to a significant extent by economic conditions in China and globally, as well as economic conditions specific to our business. The global economy, markets and levels of spending by businesses and consumers are influenced by many factors beyond our control.

The growth of the PRC economy has slowed in recent years compared to prior years. According to the National Bureau of Statistics of China, China's real GDP growth rate was 6.7% in 2016, which increased to 6.9% in 2017 and slowed to 6.6% in 2018. There have also been concerns about the relationships among China and other Asian countries, the relationship between China and the United States, as well as the relationship between the United States and certain Asian countries such as North Korea, which may result in or intensify potential conflicts in relation to territorial, regional security and trade disputes. See "— Changes in international trade policies and barriers to trade, or the emergence of a trade war, may have an adverse effect on our business and expansion plans." Any disruptions or continuing or worsening slowdown could significantly reduce domestic commerce activities in China, which could lead to significant reduction in merchants' demand for and spending on the various services we offer, such as our marketing services and cloud computing services. An economic downturn, whether actual or perceived, a further decrease in economic growth rates or an otherwise uncertain economic outlook in China or any other market in which we may operate could have a material adverse effect on business and consumer spending and, as a result, adversely affect our business, financial condition and results of operations.

In addition, because we hold a significant amount of cash and cash equivalents and short-term investments, if financial institutions and issuers of financial instruments that we hold become insolvent or if the market for these financial instruments become illiquid as a result of a severe economic downturn, our business and financial condition could be materially and adversely affected.

Our results of operations fluctuate significantly from quarter to quarter which may make it difficult to predict our future performance.

Our results of operations generally are characterized by seasonal fluctuations due to various reasons, including seasonal buying patterns and economic cyclical changes, as well as promotions on our marketplaces. Historically, the fourth quarter of each calendar year generally contributes the largest portion of our annual revenues due to a number of factors, such as merchants allocating a significant portion of their online marketing budgets to the fourth calendar quarter, promotions, such as the 11.11 global shopping festival, and the impact of seasonal buying patterns in respect of certain categories such as apparel. The first quarter of each calendar year generally contributes the smallest portion of our annual revenues, primarily due to a lower level of allocation of marketing budgets by merchants at the beginning of the calendar year and the Chinese New Year holiday, during which time consumers generally spend less and businesses in China are generally closed. We may also introduce new promotions or change the timing of our promotions in ways that further cause our quarterly results to fluctuate and differ from historical patterns. In addition, seasonal weather patterns may affect the timing of buying decisions. The performance of our equity investees and of major businesses in which we have made investments may also result in fluctuations in our results of operations. Fluctuations in our results of operations related to our investments may also result from the accounting implication of re-measurement of fair values of certain financial instruments, share-based awards and previously held equity interests upon disposal or step acquisitions. Given that the fair value movements are beyond our control, the magnitude of the related accounting impact is unpredictable and may significantly affect our results of operations.

Our results of operations will likely fluctuate due to these and other factors, some of which are beyond our control. In addition, our growth in the past may have masked the seasonality that might otherwise be apparent in our results of operations. As the rate of growth of our business declines in comparison to prior periods, we expect that the seasonality in our business may become more pronounced. Moreover, as our business grows, we expect that our fixed costs and expenses will continue to increase, which will result in operating leverage in seasonally strong quarters but can significantly pressure operating margins in seasonally weak quarters.

To the extent our results of operations are below the expectations of public market analysts and investors in the future, or if there are significant fluctuations in our financial results, the market price of our ADSs could fluctuate significantly.

Failure to maintain or improve our technology infrastructure could harm our business and prospects.

We are continuously upgrading our platforms to provide increased scale, improved performance, additional capacity and additional built-in functionality, including functionality related to security. Adopting new products and maintaining and upgrading our technology infrastructure require significant investments of time and resources. Any failure to maintain and improve our technology infrastructure could result in unanticipated system disruptions, slower response times, impaired user experience and delays in reporting accurate operating and financial information. The risks of these events occurring are even higher during certain periods of peak usage and activity, such as on or around the 11.11 global shopping festival or other promotional events, when user activity and transactions are significantly higher on our marketplaces compared to other days of the year. In addition, much of the software and interfaces we use are internally developed and proprietary technology. If we experience problems with the functionality and effectiveness of our software, interfaces or platforms, or are unable to maintain and continuously improve our technology infrastructure to handle our business needs, our business, financial condition, results of operations and prospects, as well as our reputation and brand, could be materially and adversely affected.

In addition, our technology infrastructure and services, including our cloud product and service offerings, incorporate third-party-developed software, systems and technologies, as well as hardware purchased or commissioned from outside and overseas suppliers. As our technology infrastructure and services expand and become increasingly complex, we face increasingly serious risks to the performance and security of our technology infrastructure and services that may be caused by these third-party-developed components, including risks relating to incompatibilities among these components, service failures or delays or back-end procedures on hardware and software. We also need to continuously enhance our existing technology. Otherwise, we face the risk of our technology infrastructure becoming unstable and susceptible to security breaches. This instability or susceptibility could create serious challenges to the security and uninterrupted operation of our platforms and services, which would materially and adversely affect our business and reputation.

Security breaches and attacks against our systems and network, and any potentially resulting breach or failure to otherwise protect personal, confidential and proprietary information, could damage our reputation and negatively impact our business, as well as materially and adversely affect our financial condition and results of operations.

Our cybersecurity measures may not detect, prevent or control all attempts to compromise our systems, including distributed denial-of-service attacks, viruses, Trojan horses, malicious software, break-ins, phishing attacks, third-party manipulation, security breaches, employee misconduct or negligence or other attacks, risks, data leakage and similar disruptions that may jeopardize the security of data stored in and transmitted by our systems or that we otherwise maintain. Breaches of our cybersecurity measures could result in unauthorized access to our systems, misappropriation of information or data, deletion or modification of user information, or a denial-of-service or other interruption to our business operations. As techniques used to obtain unauthorized access to or sabotage systems change frequently and may not be known until launched against us or our third-party service providers, there can be no assurance that we will be able to anticipate, or implement adequate measures to protect against, these attacks.

We have in the past and are likely again in the future to be subject to these types of attacks, breaches and data leakage, although to date no attack, breach or data leakage has resulted in any material damage or remediation cost. In addition, we could be subject to an attack, breach or leakage which we do not discover at the time or the consequences of which are not apparent until a later point in time, that could result in material damages or remediation costs. If we are unable to avert these attacks and security breaches, we could be subject to significant legal and financial liability, our reputation would be harmed and we could sustain substantial revenue loss from lost sales and customer dissatisfaction. We may not have the resources or technical sophistication to anticipate or prevent rapidly-evolving cyber-attacks. Cyber-attacks may target us, our merchants, consumers, users, customers, key service providers or other participants in our digital economy, or the communication infrastructure on which we depend. We only carry limited cybersecurity insurance, and actual or anticipated attacks and risks may cause us to incur significantly higher costs, including costs to deploy additional personnel and network protection technologies, train employees, and engage third-party experts and consultants. Cybersecurity breaches would not only harm our reputation and business, but also could materially decrease our revenue and net income.

The successful operation of our business depends upon the performance, reliability and security of the Internet infrastructure in China and other countries in which we operate.

Our business depends on the performance, reliability and security of the telecommunications and Internet infrastructure in China and other countries in which we operate. Substantially all of our computer hardware and a majority of our cloud computing services are currently located in China. Almost all access to the Internet in China is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the Ministry of Industry and Information Technology, or the MIIT. In addition, the national networks in China are connected to the Internet through state- owned international gateways, which are the only channels through which a domestic user can connect to the Internet outside of China. We may face similar or other limitations in other countries in which we operate. We may not have access to alternative networks in the event of disruptions, failures or other problems with the Internet infrastructure in China or elsewhere. In addition, the Internet infrastructure in the countries in which we operate may not support the demands associated with continued growth in Internet usage.

The failure of telecommunications network operators to provide us with the requisite bandwidth could also interfere with the speed and availability of our websites and mobile apps. We have no control over the costs of the services provided by the telecommunications operators. If the prices that we pay for telecommunications and Internet services rise significantly, our margins could be adversely affected. In addition, if Internet access fees or other charges to Internet users increase, our user base may decrease, which in turn may significantly decrease our revenues.

Moreover, if the security of domain names is compromised, we will be unable to use the domain names in our business operations, which could materially and adversely affect our business operations, reputation and brand image. If we fail to implement adequate encryption of data transmitted through the networks of the telecommunications and Internet operators we rely upon, there is a risk that telecommunications and Internet operators or their business partners may misappropriate our data, which could materially and adversely affect our business operations and reputation.

Our digital economy could be disrupted by network interruptions.

Our digital economy depends on the efficient and uninterrupted operation of our computer and communications systems. System interruptions and delays may prevent us from efficiently processing the large volume of transactions on our marketplaces and other businesses we operate. In addition, a large number of merchants and customers maintain their important systems, such as enterprise resource planning, or ERP, and customer relationship management, or CRM, systems on our cloud computing platform, which contain substantial quantities of data that enables them to operate and manage their businesses. Increasing media and entertainment content on our platforms also requires additional network capacity and infrastructure to process. Consumers expect our media and entertainment content to be readily available online, and any disruptions or delay to the delivery of content could affect the attractiveness and reputation of our media and entertainment platforms.

We and other participants in our digital economy, including Ant Financial, have experienced, and may experience in the future, system interruptions and delays that render websites, mobile apps and services (such as cloud services and payment services) temporarily unavailable or slow to respond. Although we have prepared for contingencies through redundancy measures and disaster recovery plans and also carry business interruption insurance, these preparations and insurance coverage may not be sufficient. Despite any precautions we may take, the occurrence of a natural disaster or other unanticipated problems at our facilities or the facilities of Ant Financial and other participants in our digital economy, including power outages, system failures, telecommunications delays or failures, construction accidents, break-ins to information technology systems, computer viruses or human errors, could result in delays in or temporary outages of our platforms or services, loss of our, consumers' and customers' data and business interruption for us and our customers. Any of these events could damage our reputation, significantly disrupt our operations and the operations of the participants in our digital economy and subject us to liability, heightened regulatory scrutiny and increased costs, which could materially and adversely affect our business, financial condition and results of operations.

Changes in international trade policies and barriers to trade, or the emergence of a trade war, may have an adverse effect on our business and expansion plans.

In recent years, international market conditions and the international regulatory environment have been increasingly affected by competition among countries and geopolitical frictions. Changes to trade policies, treaties and tariffs in the jurisdictions in which we operate, or the perception that these changes could occur, could adversely affect the financial and economic conditions in the jurisdictions in which we operate, as well as our international and cross-border operations, our financial condition and results of operations. The U.S. administration under President Donald Trump has advocated greater restrictions on international trade generally and significant increases on tariffs on certain goods imported into the United States, particularly from China, and has taken steps toward restricting trade in certain goods. For example, in 2018 the United States announced three finalized tariffs that applied exclusively to products imported from China, totaling approximately US$250 billion, and in May 2019 the United States increased from 10% to 25% the rate of certain tariffs previously levied on Chinese products. Trade tension between China and the United States may intensify, and the United States may adopt even more drastic measures in the future.

Changes to laws or policies in the U.S. and other markets may lead to adverse consequences for our businesses. For example, changes in laws and policy could negatively affect both export-focused businesses on AliExpress and Alibaba.com, as well as import-focused businesses on Tmall and Tmall Global. In addition, if trade discussions lead to greater access to the China market, certain of our businesses, such as our cloud business and digital media and entertainment businesses, could be subject to greater competition and pricing pressure, which could reduce our margins or otherwise negatively affect our results of operations.

In addition, China and other countries have retaliated and may further retaliate in response to new trade policies, treaties and tariffs implemented by the United States. This policy retaliation could result in an escalation leading to a trade war, which would have an adverse effect on manufacturing levels, trade levels and industries, including logistics, retail sales and other businesses and services that rely on trade, commerce and manufacturing, as well as on our marketplaces that rely upon imports.

Any escalation in trade tensions or a trade war, or news and rumors of any escalation, could affect activity levels within our digital economy and have a material and adverse effect on our business, results of operations and trading price of our ADSs.

Export control and economic or trade sanctions could subject us to regulatory investigations or other actions and reputational harm, and could negatively affect our technology supply chain and ability to recruit talent and conduct technological collaboration, which could materially and adversely affect our competitiveness and business operations, as well as lead to significant decrease in the trading price of our ADSs.

The United Nations and a number of countries and jurisdictions, including China, the United States and the European Union, or the EU, have adopted various export control and economic or trade sanction regimes. The U.S. government imposes broad economic and trade restrictions on dealings with certain countries and regions, including the Crimea, Cuba, Iran, North Korea and Syria, or the Sanctioned Countries, and numerous individuals and entities, including those designated as having engaged in activities relating to terrorism, drug trafficking, cybercrime, the rough diamond trade, proliferation of weapons of mass destruction or human rights violations, or the Sanctioned Persons. The U.S. government also imposes more targeted sanctions on certain dealings with countries such as Russia and Venezuela, among others. The U.S. government has recently expanded or suggested that it will expand economic sanctions concerning Iran, North Korea, Russia and Venezuela, and there are risks of further enhanced economic sanctions concerning these countries, among others. It is not, however, possible to predict with a reasonable degree of certainty how the regulatory environment concerning U.S. economic sanctions may develop. The United Nations, the EU, the United Kingdom, or the UK, and other countries also impose economic and trade restrictions, including on certain Sanctioned Countries and Sanctioned Persons.

As a Cayman Islands company with the substantial majority of our subsidiaries and operations outside of the U.S., UK and EU, we are generally not required to comply with U.S., UK, and EU sanctions to the same extent as U.S., UK or EU entities. However, for companies like us, their U.S., UK, and EU subsidiaries, employees who are U.S. persons or UK or EU nationals, activities in the U.S., UK, or EU, activities involving U.S.-origin goods, technology or services, and certain conduct or dealings involving Iran and North Korea, among other activities, are subject to applicable sanctions requirements. We do not have employees or operations in any of the Sanctioned Countries, and, although our websites are open and available worldwide, we do not actively solicit business from the Sanctioned Countries or Sanctioned Persons. In the case of Alibaba.com, our aggregate cash revenue from members in these Sanctioned Countries in fiscal year 2019 accounted for a negligible portion of our total revenue. In the case of AliExpress and our China retail marketplaces, an insignificant percentage of orders have been placed by consumers from the Sanctioned Countries, with a negligible amount of aggregate GMV in the twelve months ended March 31, 2019 through transactions conducted voluntarily among merchants and consumers on these marketplaces. As all transaction fees on AliExpress and our China retail marketplaces are paid by merchants, primarily based in China, we do not earn any fees or commission from consumers in Sanctioned Countries in respect of transactions conducted on these platforms.

Recent economic and trade sanctions threatened and/or imposed by the U.S. government on a number of China-based technology companies, including ZTE Corporation, Huawei Technologies Co., Ltd., or Huawei, and certain of their respective affiliates, as well as actions brought against Huawei and related persons by the U.S. and the Canadian governments, have raised further concerns as to whether, in the future, there may be additional regulatory challenges or enhanced restrictions involving other China-based technology companies with global operations in areas such as data security, import/export of technology or other business activities. For instance, the U.S. government recently announced an order effectively barring American firms from selling components and software to Huawei and its affiliates. This restriction, and similar or more expansive restrictions that may be imposed by the U.S. or other jurisdictions in the future, may materially and adversely affect our ability to acquire technologies, systems, devices or components that may be critical to our technology infrastructure, service offerings and business operations. These restrictions or sanctions, even targeting specific entities unrelated to us, could nevertheless also negatively affect our ability to recruit research and development talent or conduct technological collaboration with scientists and research institutes in the U.S., Europe or other countries, which could significantly harm our competitiveness. There can be no assurance that current or future export controls or economic and trade sanctions regulations or developments will not have a negative impact on our business or reputation.

We have established a compliance program that aims to ensure our compliance with these laws and regulations. However, these laws and regulations are complex and subject to frequent change, including with respect to jurisdictional reach and the lists of countries, entities, individuals and technologies subject to sanctions and other regulatory controls. Hence, we may incur significant costs related to current, new or changing sanctions, embargoes or export controls programs, as well as investigations, fines, fees or settlements, which may be difficult to predict. We also could face increased compliance costs and risks as we expand globally and into additional businesses, such as cloud computing. In addition, our expanding network of investee companies, global business partners, joint venture partners or other parties that have collaborative relationships with us or our affiliates may engage in activities in or with Sanctioned Countries, Sanctioned Persons or persons targeted by export control restrictions, which might result in significant negative publicity, governmental investigations and reputational harm. Media reports on alleged violation of export control or economic and trade sanctions laws by our business partners or other companies, even on matters not involving us, could nevertheless damage our reputation and lead to regulatory investigations against us. If we are investigated by any regulator on the basis of suspected or alleged violations of export control or economic and trade sanctions laws and rules, even in situations in which the potential amount or fine involved may be relatively small, our reputation could be significantly harmed. Any of these circumstances may cause the price of our ADSs to decline significantly, and materially reduce the value of your investment in our ADSs.

Certain institutional investors, including state and municipal governments in the United States and universities, as well as financial institutions, have proposed or adopted divestment or similar initiatives regarding investments in companies that do business with Sanctioned Countries. Accordingly, as a result of activities on our marketplaces or in connection with other business we operate that may involve users based in the Sanctioned Countries, certain investors may not wish to invest or may divest their investment in us, certain financial institutions may not wish to lend, extend credit or offer ordinary banking services to us, or seek early repayment of loans made to us, and certain financial institutions and other businesses with which we partner or may partner may seek to avoid business relationships with us. These divestment initiatives and terminations of business services may negatively impact our reputation, business and results of operations, and may materially and adversely affect the trading price of our ADSs.

Our business generates and processes a large amount of data, including personal data, and the improper use or disclosure of data could harm our reputation and have a material adverse effect on the trading price of our ADSs, our business and prospects.

Our business generates and processes a large quantity of personal, behavioral, transaction and demographic data. Our privacy policies concerning the collection, use and disclosure of personal data are posted on our platforms. We face risks inherent in handling and protecting large volumes of data, especially consumer data. In particular, we face a number of challenges relating to data from transactions and other activities on our platforms, including:

  •
  protecting the data in and hosted on our system, including against attacks on our system by outside parties or fraudulent behavior or improper use by our employees;

  •
  addressing concerns, challenges, negative publicity and litigation related to data privacy, collection, use and actual or perceived sharing (including sharing among our own businesses, with business partners or regulators), safety, security and other factors that may arise from our existing businesses or new businesses and technology, such as new forms of data (for example, biometric data, location information and other demographic information); and

  •
  complying with applicable laws, rules and regulations relating to the collection, use, storage, transfer, disclosure and security of personal information, including requests from data subjects and regulatory and government authorities.

These challenges are heightened as we expand our business into jurisdictions with different legal and regulatory regimes, such as the GDPR and the Russian Data Localization Law. There have been reports of a number of incidents relating to data security and unauthorized use of user data by high-profile Internet and technology companies and their business partners. If our user data is improperly used or disclosed by any party, it could result in a loss of users, businesses and other participants from our digital economy, loss of confidence or trust in out platforms, litigation, regulatory investigations, penalties or actions against us, significant damage to our reputation, and have a material adverse effect on the trading price of our ADSs, our business and prospects.

Pursuant to our data sharing agreement with Ant Financial and Alipay, which sets forth data security and confidentiality protocols, we have agreed to a broad sharing of depersonalized data through a data sharing platform that we own and operate, subject to compliance with relevant law. As permitted by our privacy policies and user agreements, we also grant expressly limited access to specified data on our data platform to certain other participants in our digital economy that provide services to consumers, merchants, brands and retailers. These participants in our digital economy face the same challenges inherent in handling and protecting large volumes of data. Any systems failure or security breach or lapse on our or their part that results in the release of user data could harm our reputation and brand and, consequently, our business, in addition to exposing us to potential legal liability or regulatory actions. This could also attract negative publicity from media outlets, privacy advocates, our competitors or others and could adversely affect the trading price of our ADSs.

Our business is subject to complex and evolving domestic and international laws and regulation regarding privacy and data protection. These laws and regulations can be complex and stringent, and many are subject to change and uncertain interpretation, which could result in claims, changes to our data and other business practices, penalties, increased cost of operations, or declines in user growth or engagement, or otherwise affect our business.

Regulatory authorities in China and around the world have implemented and are considering further legislative and regulatory proposals concerning data protection, including measures to ensure that encryption of users' data does not hinder law enforcement agencies' access to that data. New laws and regulations that govern new areas of data protection or impose more stringent requirements may be introduced in China and other jurisdictions where we conduct business or may expand into. In addition, the interpretation and application of consumer and data protection laws in China and elsewhere are often uncertain and in flux. It is possible that existing or newly-introduced laws and regulations, or their interpretation or application, could significantly affect the value of our data and force us to change our data and other business practices.

The PRC regulatory and enforcement regime with regard to privacy and data security is evolving. According to the PRC Cybersecurity Law and relevant regulations, network operators, including us, are obligated to provide assistance and support in accordance with the law for public security and national security authorities to protect national security or assist with criminal investigations. In addition, the PRC Cybersecurity Law provides that personal information and important data collected and generated by operators of critical information infrastructure in the course of their operations in the PRC should be stored in the PRC, and the law imposes heightened regulation and additional security and privacy protection obligations on operators of critical information infrastructure. The PRC National Security Law covers various types of national security, including technology security and information security. See "Item 4. Information on the Company — B. Business Overview — Regulation — Regulation of Internet Security." Compliance with the PRC Cybersecurity Law, the PRC National Security Law, as well as additional laws and regulations that PRC regulatory bodies may enact in the future, may result in additional expenses to us and subject us to negative publicity, which could harm our reputation among users and negatively affect the trading price of our ADSs. There are also uncertainties with respect to how the PRC Cybersecurity Law and the PRC National Security Law will be implemented and interpreted in practice. PRC regulators, including the MIIT and the Cyberspace Administration of China, or the Cyberspace Administration, have been increasingly focused on regulation in the areas of data security and data protection. We expect that these areas will receive greater and continued attention and scrutiny from regulators and the public going forward, which could increase our compliance costs and subject us to heightened risks and challenges associated with data security and protection. If we are unable to manage these risks, we could become subject to penalties, including fines, suspension of business and revocation of required licenses, and our reputation and results of operations could be materially and adversely affected.

As we further expand our operations into international markets, we will be subject to additional laws in other jurisdictions where we operate and where our consumers, users, merchants, customers and other participants are located. The laws, rules and regulations of other jurisdictions may be more comprehensive, detailed and nuanced in their scope, and may impose requirements and penalties that conflict with, or are more stringent than, those in China. In addition, these laws, rules and regulations may restrict the transfer of data across jurisdictions, which could impose additional and substantial operational, administrative and compliance burdens on us, and may also restrict our business activities and expansion plans, as well as impede our data-driven business strategies. Complying with laws and regulations for an increasing number of jurisdictions could require significant resources and costs. Our continued expansion into cloud computing services, both in China and elsewhere, will also increase the amount of data hosted on our system, as well as increase the number of jurisdictions in which we have information technology systems. This, as well as the increasing number of new legal requirements in various jurisdictions, such as the Russian Data Localization Law and the GDPR, present increased challenges and risks in relation to policies and procedures relating to data collection, storage, transfer, disclosure, protection and privacy, and will impose significant penalties for non-compliance, including for example, penalties calculated as a percentage of global revenue under the GDPR. The compliance requirements of the GDPR affect a number of our businesses, such as AliExpress and Alibaba Cloud. Compliance with cross-border e-commerce tax laws that apply to our businesses will also affect a number of our businesses, increase our compliance costs and subject us to additional risks.

Any failure, or perceived failure, by us to comply with the above and other regulatory requirements or privacy protection-related laws, rules and regulations could result in reputational damages or proceedings or actions against us by governmental entities, consumers or others. On the other hand, compliance with these laws and requirements in manners that are perceived as harming privacy could also lead to significant damages to our reputation and similar proceedings and actions against us by regulators and private parties. These proceedings or actions could subject us to significant penalties and negative publicity, require us to change our data and other business practices, increase our costs and severely disrupt our business, hinder our global expansion or negatively affect the trading price of our ADSs.

We rely on Alipay to conduct substantially all of the payment processing and all of the escrow services on our marketplaces. If Alipay's services are limited, restricted, curtailed or degraded in any way, or become unavailable to us or our users for any reason, our business may be materially and adversely affected.

Given the significant transaction volume on our platforms, Alipay provides convenient payment processing and escrow services to us through contractual arrangements on preferential terms. These services are critical to our marketplaces and the development of our digital economy. In the twelve months ended March 31, 2019, approximately 70% of the GMV on our China retail marketplaces was settled through Alipay's escrow and payment processing services. We rely on the convenience and ease of use that Alipay provides to our users. If the quality, utility, convenience or attractiveness of Alipay's services declines for any reason, the attractiveness of our marketplaces could be materially and adversely affected.

Alipay's business is subject to a number of risks that could materially and adversely affect its ability to provide payment processing and escrow services to us, including:

  •
  dissatisfaction with Alipay's services or lower use of Alipay by consumers, merchants, brands and retailers;

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

  •
  negative news about and social media coverage on Alipay, its business, its products and service offerings or matters relating to Alipay's data security and privacy; and

  •
  failure to manage user funds accurately or loss of user funds, whether due to employee fraud, security breaches, technical errors or otherwise.

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

If we needed to migrate to another third-party payment service or significantly expand our relationship with other third-party payment services, the transition would require significant time and management resources, and the third-party payment service may not be as effective, efficient or well-received by consumers, merchants, brands and retailers on our marketplaces. These third-party payment services also may not provide escrow services, and we may not be able to receive commissions based on GMV settled through these systems. We would also receive less, or lose entirely, the benefit of the commercial agreement with Ant Financial and Alipay, which provides us with preferential terms, and would possibly be required to pay more for payment processing and escrow services than we currently pay. There can be no assurance that we would be able to reach an agreement with an alternative online payment service provider on acceptable terms or at all.

We do not control Alipay or its parent entity, Ant Financial, over which Jack Ma effectively controls a majority of the voting interests. If conflicts that could arise between us and Alipay or Ant Financial are not resolved in our favor, our digital economy, business, financial condition, results of operations and prospects may be materially and adversely affected.

Although we rely on Alipay to conduct substantially all of the payment processing and all of the escrow services on our marketplaces and we have agreed to acquire a 33% equity interest in Alipay's parent, Ant Financial, we do not, and will not upon completion of the acquisition, have any control over Alipay. Alipay provides payment services to us on preferential terms pursuant to our long-term commercial agreement with Ant Financial and Alipay. Following the 2011 divestment and subsequent equity holding restructuring related to Ant Financial, an entity wholly owned by Jack Ma, our executive chairman, became the general partner of Hangzhou Junhan Equity Investment Partnership, or Junhan, and Hangzhou Junao Equity Investment Partnership, or Junao, each a PRC limited partnership, which are two major equity holders of Ant Financial. Accordingly, Jack has an economic interest in Ant Financial and is able to exercise the voting power of the equity interest in Ant Financial held by Junhan and Junao. We understand that through the exercise of this voting power, Jack continues to control a majority of the voting interests in Ant Financial.

If Alipay were not able to successfully manage the risks relating to its business, its ability to continue to deliver payment services to us on preferential terms may be undermined. Furthermore, if for any reason, Alipay sought to amend the terms of its agreements and arrangements with us, there can be no assurance that Jack Ma, in light of his voting control over Alipay's parent, Ant Financial, would act in our interest. If Alipay were required by regulators to modify the commercial agreement under certain circumstances, Alipay may not have sufficient funds to adequately compensate us for the impact of the adjustment. If we were to lose the preferential terms with Alipay or if Alipay is unable to successfully manage its business, our digital economy could be negatively affected, and our business, financial condition, results of operations and prospects could be materially and adversely affected.

Ant Financial also provides other financial services to participants in our digital economy, including wealth management, financing (including consumer financing) and insurance, and may provide additional services in the future. Other conflicts of interest between us, on the one hand, and Alipay and Ant Financial, on the other hand, may arise relating to commercial or strategic opportunities or initiatives. Although we and Ant Financial have each agreed to certain non-competition undertakings, Ant Financial may provide services to our competitors from time to time and there can be no assurance that Ant Financial would not pursue other opportunities that would conflict with our interests. See "Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Agreements and Transactions Related to Ant Financial and its Subsidiaries — 2014 Share and Asset Purchase Agreement — Non-competition Undertakings." Jack Ma may not resolve these conflicts in our favor. Furthermore, our ability to explore alternative payment services other than Alipay for our marketplaces may be constrained due to Jack's relationship with Ant Financial.

In addition, we grant share-based awards to employees of Ant Financial, and Junhan grants share-based awards tied to the value of Ant Financial to our employees, and a subsidiary of Ant Financial grants restricted share unit awards to our employees. The provision of awards relating to Ant Financial to our employees is intended to enhance our strategic and financial relationship with Ant Financial. See "Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Agreements and Transactions Related to Ant Financial and its Subsidiaries — Equity-based Award Arrangements." The share-based awards granted by Junhan and the Ant Financial subsidiary to our employees result in expenses that are recognized by our company. Subject to the approval of our audit committee, Jack (through his role with us and his control over Junhan) and Ant Financial could be in a position to propose and promote further share-based grants that result in additional, and potentially significant, expenses to our company. Accordingly, these and other potential conflicts of interest between us and Ant Financial or Alipay, and between us and Jack or Junhan or Junao, may not be resolved in our favor, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Moreover, because of our close association with Ant Financial and overlapping user bases, events that negatively affect Ant Financial could also negatively affect customers', regulators' and other third parties' perception of us. In addition, any actual or perceived conflict of interest between us and Ant Financial, or any other company integral to the functioning of our digital economy, could also materially harm our reputation as well as our business and prospects.

We may not be able to receive the equity ownership interest in Ant Financial.

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

In addition, the 2018 SAPA Amendment provides that if Ant Financial's intended equity issuance to us is not completed for any reason, we will unwind the 2018 SAPA Amendment and restore the 2014 SAPA and other related agreements. As a result, we may incur additional costs to unwind the 2018 SAPA Amendment and be subject to significant negative publicity, which could have a material adverse effect on our business, financial condition and results of operations, as well as the trading price of our ADSs. Pursuant to the 2014 SAPA, in the event of a qualified IPO of Ant Financial or Alipay, if the equity issuance has not been completed or is subsequently unwound, we would be entitled, at our election, to receive a one-time payment equal to the 37.5% of the total equity value of Ant Financial immediately prior to the qualified IPO. If we elect to receive this one-time payment, it is possible that Ant Financial will not have sufficient funds to make the payment in a timely manner or on a schedule acceptable to us. See "Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Agreements and Transactions Related to Ant Financial and its Subsidiaries — 2014 Restructuring of Our Relationship with Ant Financial and Alipay and 2014 Amendments."

We depend on key management as well as experienced and capable personnel generally, and any failure to attract, motivate and retain our staff could severely hinder our ability to maintain and grow our business.

Our future success is significantly dependent upon the continued service of our key executives and other key employees, particularly in new business areas we are expanding into, such as New Retail and local consumer services. If we lose the services of any member of management or key personnel, we may not be able to locate suitable or qualified replacements, and may incur additional expenses to recruit and train new staff. Jack Ma, our lead founder, executive chairman and one of our principal shareholders, has been crucial to the development of our vision, culture and strategic direction. Jack Ma announced that he will retire as our executive chairman in September 2019. Daniel Zhang, our current chief executive officer, has been designated to succeed Jack in that role. This and similar retirements and successions could result in disruptions, or perceived disruptions, in our operations and the execution of our strategy.

As our business develops and evolves, it may become difficult for us to continue to retain our employees. A number of our employees, including many members of management, may choose to pursue other opportunities outside of our company. If we are unable to motivate or retain these employees, our business may be severely disrupted and our prospects could suffer.

The size and scope of our digital economy also require us to hire and retain a wide range of capable and experienced personnel who can adapt to a dynamic, competitive and challenging business environment. We will need to continue to attract and retain experienced and capable personnel at all levels, including members of management, as we expand our business and operations. Our various incentive initiatives may not be sufficient to retain our management and employees. Competition for talent in our industry is intense, and the availability of suitable and qualified candidates in China and elsewhere is limited. Competition for these individuals could cause us to offer higher compensation and other benefits to attract and retain them. Even if we were to offer higher compensation and other benefits, there can be no assurance that these individuals will choose to join or continue to work for us. Any failure to attract or retain key management and personnel could severely disrupt our business and growth.

Failure to deal effectively with fraudulent or illegal activities by our employees would harm our business.

Illegal, fraudulent, corrupt or collusive activities by our employees could subject us to liability or negative publicity. We have discovered cases in which certain of our employees had accepted payments from merchants or other service providers in order to receive preferential treatment on our marketplaces or in connection with other businesses we operate. Although we dismissed the employees responsible for these incidents and other illegal activities, and have implemented internal controls and policies with regard to the review and approval of merchant accounts, sales activities, interactions with business partners and government officials and other relevant matters, there can be no assurance that our controls and policies will prevent fraud or illegal activity by our employees or that similar incidents will not occur in the future. Any illegal, fraudulent, corrupt or collusive activity could severely damage our brand and reputation, which could drive users and consumers away from our digital economy, and materially and adversely affect our business, financial condition and results of operations.

If other third-party service providers in our digital economy fail to provide reliable or satisfactory services, our reputation, business, financial condition and results of operations may be materially and adversely affected.

Ant Financial and a number of other third-party participants, including retail operating partners, logistics service providers, mobile app developers, ISVs, cloud-based developers, marketing affiliates and various professional service providers, provide services to users on our platforms, including consumers, merchants, brands, retailers and users of our cloud computing services. To the extent these service providers are unable to provide satisfactory services to our users on commercially acceptable terms, or at all, or if we fail to retain existing or attract new quality service providers to our platforms, our ability to retain, attract or engage our users may be severely limited, which may have a material and adverse effect on our business, financial condition and results of operations. In addition, we share our user data with certain of these third-party service providers in our digital economy in accordance with our privacy policies, agreements and applicable laws. These third-party service providers also engage in a broad range of other business activities outside of our platforms. If these third-party participants engage in activities that are negligent, fraudulent, illegal or otherwise harm the trustworthiness and security of our digital economy, including, for example, the leak or negligent use of data, the handling, transport and delivery of prohibited or restricted content or items, or if these participants fail to perform their contractual obligations, or users are otherwise dissatisfied with their service quality on or off our platforms, we could suffer reputational harm, even if these activities are not related to, attributable to or caused by us, or within our control.

If logistics service providers used by our merchants fail to provide reliable logistics services, or the logistics data platform operated by Cainiao Network were to malfunction, suffer an outage or otherwise fail, our business and prospects, as well as our financial condition and results of operations, may be materially and adversely affected.

Our merchants use third-party logistics service providers to fulfill and deliver their orders. Cainiao Network cooperates with a number of third-party logistics service providers to help merchants on our platforms fulfill orders and deliver their products to consumers. We operate Cainiao Network's logistics data platform that links our information system and those of logistics service providers. Interruptions to or failures in these third parties' logistics services, or in Cainiao Network's logistics data platform, could prevent the timely or proper delivery of products to consumers, which would harm the reputation of our digital economy and the businesses we operate. In addition, certain of our businesses, including Lazada, operate and provide logistics services to merchants within our digital economy and may experience interruptions or failures to timely and properly deliver products to consumers. These interruptions or failures may be due to events that are beyond the control of any of our companies, Cainiao Network or these logistics service providers, such as inclement weather, natural disasters, accidents, transportation disruptions, including special or temporary restrictions or closings of facilities or transportation networks due to regulatory or political reasons, or labor unrest or shortages. These logistics services could also be affected or interrupted by business disputes, industry consolidation, insolvency or government shut-downs. The merchants in our digital economy may not be able to find alternative logistics service providers to provide logistics services in a timely and reliable manner, or at all. We do not have agreements with third-party logistics service providers that require them to offer services to our merchants. If the logistics data platform operated by Cainiao Network were to fail for any reason, the logistics service providers would be severely hindered from or unable to connect with our merchants, and their services and the functionality of our digital economy could be severely affected. If the products sold by merchants in our digital economy are not delivered in proper condition, on a timely basis or at shipping rates that are commercially acceptable to marketplace participants, our business and prospects, as well as our financial condition and results of operations could be materially and adversely affected.

We may be subject to liability for content available in our digital economy that is alleged to be socially destabilizing, obscene, defamatory, libelous or otherwise unlawful.

Under PRC law and the laws of certain other jurisdictions in which we operate, we are required to monitor our websites and the websites hosted on our servers and mobile interfaces, as well as our services and devices that generate or host content, for items or content deemed to be socially destabilizing, obscene, superstitious or defamatory, as well as for items, content or services that are illegal to sell online or otherwise in other jurisdictions in which we operate our marketplaces and other businesses, and promptly take appropriate action with respect to the relevant items, content or services. We may also be subject to potential liability in China or other jurisdictions for any unlawful actions of our merchants, marketing customers or users of our websites or mobile interfaces, or for content we distribute or that is linked from our platforms that is deemed inappropriate. It may be difficult to determine the type of content that may result in liability to us, our websites and platforms, such as our cloud computing services, which allow users to upload and save massive data on our cloud data centers, social communities on our marketplaces and DingTalk, and Youku, which allow users to upload videos and other content to our websites and platforms, may make this even more difficult. If we are found to be liable, we may be subject to negative publicity, fines, have our relevant business operation licenses revoked, or be prevented from operating our websites or mobile interfaces in China or other jurisdictions.

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

We have been and may continue to be subject to allegations, lawsuits and negative publicity claiming that items listed and content available in our digital economy are pirated, counterfeit or illegal.

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

Measures we take to protect against these potential liabilities could require us to spend substantial additional resources and/or experience reduced revenues. In addition, these measures may reduce the attractiveness of our digital economy to consumers, merchants, brands, retailers and other participants. A merchant or online marketer whose content is removed or whose services are suspended or terminated by us, regardless of our compliance with the applicable laws, rules and regulations, may dispute our actions and commence action against us for damages based on breach of contract or other causes of action, make public complaints or allegations or organize group protests and publicity campaigns against us or seek compensation. Any costs incurred as a result of liability or asserted liability relating to the sale of unlawful goods or other infringement could harm our business.

We also have been and may continue to be subject to allegations of civil or criminal liability based on allegedly unlawful activities or unauthorized distribution of products or content carried out by third parties through our online marketplaces. We have also acquired certain companies, such as Youku, Lazada and Ele.me, that from time to time are subject to allegations and lawsuits regarding alleged infringement of third-party intellectual property or other rights, and we may continue to acquire other companies that are subject to similar disputes.

In addition, we have been and may continue to be subject to significant negative publicity in China and other countries based on similar claims and allegations. For example, in December 2016, January 2018 and April 2019, the Office of the U.S. Trade Representative, or USTR, identified Taobao Marketplace as a "notorious market." The USTR may continue to identify Taobao Marketplace as a notorious market, and there can be no assurance that the USTR will not identify our other businesses as notorious markets in the future. In addition, government authorities have in the past accused, and may in the future accuse, us of perceived problems and failures of our platforms, including alleged failures to crack down on the sale of counterfeit goods and other alleged illegal activities on our China retail marketplaces. As a result of any claims or accusations by government authorities, by industry watchdog organizations, including the U.S. Commission on the Theft of American Intellectual Property, by brand and intellectual property rights holders or by enterprises, there may be a public perception that counterfeit or pirated items are commonplace on our marketplaces or that we delay the process of removing these items. This perception, even if factually incorrect, and existing or new litigation as well as regulatory pressure or action related to intellectual property rights protection, could damage our reputation, harm our business, diminish the value of our brand name and negatively affect trading price of our ADSs.

Failure to deal effectively with any fraud perpetrated and fictitious transactions conducted in our digital economy, and other sources of customer dissatisfaction, would harm our business.

We face risks with respect to fraudulent activities on our marketplaces and in connection with other businesses we operate, and we periodically receive complaints from consumers who may not have received the goods that they had purchased, complaints from merchants who have not received payment for the goods that a consumer had contracted to purchase, as well as other types of actual and alleged fraudulent activities. See "Item 4. Information on the Company — B. Business Overview — Transaction Platform Safety Programs" for more details about the measures we have adopted against fraudulent activities. Although we have implemented various measures to detect and reduce the occurrence of fraudulent activities on our marketplaces and in connection with other businesses we operate, there can be no assurance that these measures will be effective in combating fraudulent transactions or improving overall satisfaction among our consumers, merchants and other participants. Additional measures that we take to address fraud could also negatively affect the attractiveness of our marketplaces and other businesses we operate to consumers or merchants. In addition, merchants on our marketplaces contribute to a fund to provide consumer protection guarantees. If our merchants do not perform their obligations under these programs, we may use funds that have been deposited by merchants in a consumer protection fund to compensate consumers. If the amounts in the fund are not sufficient, we may choose to compensate consumers for losses, although currently we are not legally obligated to do so. If, as a result of regulatory developments, we are required to compensate consumers, we would incur additional expenses. Although we have recourse against our merchants for any amounts we incur, there can be no assurance that we would be able to collect these amounts from our merchants.

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

Government authorities, industry watchdog organizations or other third parties may issue reports or engage in other forms of public communications concerning alleged fraudulent or deceptive conduct on our platforms. Negative publicity and user sentiment generated as a result of these reports or allegations could severely diminish consumer confidence in and use of our services, reduce our ability to attract new or retain current merchants, consumers and other participants, damage our reputation, result in shareholder or other litigation, diminish the value of our brand, and materially and adversely affect our business, financial condition and results of operations.

We may be subject to claims under consumer protection laws, including health and safety claims and product liability claims, if property or people are harmed by the products and services sold through our platforms.

Due to several high-profile incidents involving safety, including food safety, and consumer complaints that have occurred in China in recent years, the PRC government, media outlets and public advocacy groups are increasingly focused on consumer protection. Government authorities in other countries where we operate also place high importance on consumer protection. Moreover, as part of our growth strategy, we expect to increase our focus on food, food delivery, food supplements and beverages, mother care, baby care, pharmaceutical and healthcare products and services, as well as electronics products, both as a platform operator and as part of our directly operated business. We have also invested in companies involved in these sectors. These activities pose increasing challenges to our internal control and compliance systems and procedures, including our control over and management of third-party service personnel, and expose us to substantial increasing liability, negative publicity and reputational damage arising from consumer complaints, harms to personal health or safety or accidents involving products or services offered through our platforms or provided by us. Operators of e-commerce platforms are subject to certain provisions of consumer protection laws even where the operator is not the merchant of the product or service purchased by the consumer. In addition, if we do not take appropriate remedial action against merchants or service providers for actions they engage in that we know, or should have known, would infringe upon the rights and interests of consumers, we may be held jointly liable for infringement alongside the merchant or service provider. We may also be held jointly liable with the merchants under the PRC E-commerce Law if we fail to take necessary actions when we know or should have known that the products or services provided by the merchants on our platforms do not meet personal and property security requirements, or otherwise infringe upon consumers' legitimate rights. Moreover, applicable consumer protection laws in China hold that trading platforms will be held liable for failing to meet any undertaking that the platforms make to consumers with regard to products listed on their websites. Furthermore, we are required to report to the State Administration for Market Regulation, or the SAMR, formerly known as the State Administration for Industry and Commerce, or the SAIC, or its local branches any violation of applicable laws, regulations or SAMR rules by merchants or service providers, such as sales of goods without proper license or authorization, and we are required to take appropriate remedial measures, including ceasing to provide services to the relevant merchants or service providers. We may also be held liable if we fail to verify the licenses or qualifications of merchants, or fail to safeguard consumers with respect to products or services affecting consumers' health or safety.

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

We may also face increasing scrutiny from consumer protection regulators and activists, as well as increasingly become a target for litigation, in the United States, Europe and other jurisdictions. For example, recently, member groups of the European Consumer Organization's BEUC network expressed concerns about certain consumer rights related to product returns and dispute resolution with respect to transactions conducted on our AliExpress platform, and requested a review of these consumer rights by their national consumer protection agencies. We only maintain product liability insurance for certain businesses we operate, and do not maintain product liability insurance for products and services transacted on our marketplaces, and our rights of indemnity from the merchants in our digital economy may not adequately cover us for any liability we may incur. Consumer complaints and associated negative publicity could materially and adversely harm our reputation and affect our business expansion. Claims brought against us under consumer protection laws, even if unsuccessful, could result in significant expenditure of funds and diversion of management time and resources, which could materially and adversely affect our business operations, net income and profitability.

We may be accused of infringing intellectual property rights of third parties or violating content restrictions under relevant laws.

Third parties may claim that our product and service offerings, the content on our platforms, including content available through our digital media and entertainment business, search business, online reading platform, online music platform, news feed features and Internet of Things, or IoT, devices or our technology infringe upon their intellectual property rights or are provided beyond the authorized scope. Although we have not in the past faced material litigation involving direct claims of infringement by us, the possibility of intellectual property claims against us, whether in China or other jurisdictions, increases as we continue to grow, particularly internationally. The establishment of, and issuance of reports by, the Commission on the Theft of American Intellectual Property also highlights the current focus of the United States on investigating, preventing and taking action against alleged misappropriation of intellectual property, that may result in increased scrutiny, investigations, enforcement actions and litigation relating to intellectual property infringement. In addition, in April 2019, the U.S. administration issued an executive order instructing the U.S. Department of Homeland Security to coordinate with other federal agencies working to combat the counterfeiting of goods. This executive order aims to hold intermediary online marketplaces, such as our company, accountable for the availability and sale of counterfeit goods on their marketplaces. We have also acquired businesses, such as Youku, that have been, and may continue to be, subject to liabilities for infringement of third-party intellectual property rights or other allegations based on the content available on their websites and mobile apps or the services they provide. In addition, we expect our digital economy to involve more and more user-generated content, including the entertainment content on Youku and our smart speakers, the interactive media content displayed on Taobao Marketplace and Tmall, including livestreams and short-form videos, as well as the data generated, uploaded and saved by users of our cloud computing services, over which we have limited control and we may be subject to claims for infringement of third-party intellectual property rights, or subject us to additional scrutiny by the relevant government authorities. These claims or scrutiny, whether or not having merit, may result in our expenditure of significant financial and management resources, injunctions against us or payment of damages. We may need to obtain licenses from third parties who allege that we have infringed their rights, but these licenses may not be available on terms acceptable to us or at all. These risks have been amplified by the increase in the number of third parties whose sole or primary business is to assert these claims.

China has enacted laws and regulations governing Internet access and the distribution of products, services, news, information, audio-video programs and other content through the Internet. The PRC government has prohibited the distribution of information through the Internet that it deems to be in violation of PRC laws and regulations, impairs the national dignity of China or the public interest, or is obscene, superstitious, fraudulent or defamatory. Users of certain of our websites and platforms, including Youku, can upload content to these websites, mobile apps and platforms, which is generally referred to as user-generated content. Due to the significant amount of content uploaded by our users, we may not be able to identify all the videos or other content that may violate relevant laws and regulations. If any of the information disseminated through our marketplaces, websites, mobile apps or other businesses we operate, including videos and other content (including user-generated content) displayed on Youku's or our other websites, mobile apps or on our Tmall set-top boxes, smart speakers and smart televisions, or any content that we produce, were deemed by the PRC government to violate any content restrictions, we would not be able to continue to display this content and could suffer losses or become subject to penalties, including confiscation of income, fines, suspension of business and revocation of required licenses, which could materially and adversely affect our business, financial condition and results of operations. The outcome of any claims, investigations and proceedings is inherently uncertain, and in any event defending against these claims could be both costly and time-consuming, and could significantly divert the efforts and resources of our management and other personnel. An adverse determination in any of these litigation matters or proceedings could cause us to pay damages, incur legal and other costs, limit our ability to conduct business or require us to change the manner in which we operate and harm our reputation. As we expand our operations internationally, we expect that we will become subject to similar laws and regulations in other jurisdictions.

We may not be able to protect our intellectual property rights.

We rely on a combination of trademark, fair trade practice, patent, copyright and trade secret protection laws in China and other jurisdictions, as well as confidentiality procedures and contractual provisions, to protect our intellectual property rights. We also enter into confidentiality agreements with our employees and any third parties who may access our proprietary information, and we rigorously control access to our proprietary technology and information. In addition, as our business expands and we increase our acquisition of and management of content, we expect to incur greater costs to acquire, license and enforce our rights to content.

Intellectual property protection may not be sufficient in the jurisdictions in which we operate. Confidentiality agreements may be breached by counterparties, and there may not be adequate remedies available to us for these breaches. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in China or elsewhere. In addition, policing any unauthorized use of our intellectual property is difficult, time-consuming and costly and the steps we have taken may be inadequate to prevent the misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, this litigation could result in substantial costs and a diversion of our managerial and financial resources. There can be no assurance that we will prevail in any litigation. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. Any failure in protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

We and Ant Financial are subject to a broad range of laws and regulations, and future laws and regulations may impose additional requirements and other obligations that could materially and adversely affect our business, financial condition and results of operations.

The industries in which we and Ant Financial operate in the PRC and other countries, including online and mobile commerce and payments, financial services, cloud computing and digital media and entertainment and other online content offerings, are highly regulated. Government authorities in the PRC and other countries are likely to continue to issue new laws, rules and regulations governing the industries in which we and Ant Financial operate in the PRC and other countries and enhance enforcement of existing laws, rules and regulations. They have imposed, and may continue to impose, requirements relating to, among other things, new and additional licenses, permits and approvals or governance or ownership structures on us or certain of our businesses, Ant Financial and our users.

For example, the recently promulgated E-commerce Law imposes a series of requirements on e-commerce operators including e-commerce platform operators, merchants operating on the platform and the individuals and entities carrying out business online. See "Item 4. Information on the Company — B. Business Overview — Regulation — Regulation of Online and Mobile Commerce." Certain third-party platforms, although offering products and services competing with our marketplaces, may not be deemed as e-commerce operators and may be subject to less stringent requirements with respect to merchant regulation and consumer protection. The platform governance measures we adopt in response to the enhanced regulatory requirements may fail to meet these requirements and may lead to penalties or our loss of merchants to those platforms, or to complaints or claims made against us by merchants on our platforms. New regulations governing various aspects of e-commerce platform operations, including those that may limit an e-commerce platform operator's ability to provide consumers with personalized shopping recommendations, could materially and adversely affect our operating results.

We have from time to time been subject, and are likely again in the future to be subject, to PRC and foreign government inquiries and investigations, including those relating to online content, alleged third-party intellectual property infringement, cybersecurity and privacy laws, and securities laws and regulations. We also face scrutiny, and have been subject and continue to be subject to inquiries and investigations, from PRC and foreign governmental bodies that focus on cross-border trade, tax, intellectual property protection, our investment activities, human rights, user privacy and data protection matters and allegedly fraudulent or other criminal transactions. We may also face protectionist policies and regulatory scrutiny, on national security grounds or for other reasons, in foreign countries in which we conduct business or investment activities. None of these inquiries and investigations has resulted in significant restrictions on our business operations. However, as we continue to grow in scale and significance, we expect to face increased scrutiny, which will, at a minimum, result in our having to continue to increase our investment in compliance and related capabilities and systems.

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

As we and Ant Financial further expand into international markets, we and Ant Financial will increasingly become subject to additional legal and regulatory compliance requirements as well as political and regulatory challenges, including scrutiny on data privacy and security and anti-money laundering compliance, or on national security grounds or for other reasons, to our business and investment activities in these markets. In addition, Alipay or its affiliates are required to maintain payment business licenses in the PRC and are also required to obtain and maintain other applicable payment, money transmitter or other related licenses and approvals in other countries or regions where they operate. In certain jurisdictions where Alipay currently does not have the required licenses, Alipay provides payment processing and escrow services through third-party service providers. If Alipay or its partners fail to obtain and maintain all required licenses and approvals or otherwise fails to comply with applicable laws, rules and regulations, if new laws, rules or regulations come into effect that impact Alipay or its partners' businesses, or if any of Alipay's partners cease to provide services to Alipay, its services could be suspended or severely disrupted, and our business, financial condition and results of operations would be materially and adversely affected.

Tightening of tax compliance efforts that affect our merchants could materially and adversely affect our business, financial condition and results of operations.

Tax legislation relating to the digital economy is still developing. Governments, both in China and in other jurisdictions, may promulgate or strengthen the implementation of tax regulations that impose obligations on e-commerce companies, which could increase the costs to consumers and merchants and make our platforms less competitive in these jurisdictions. Governments may require operators of marketplaces, such as our company, to assist in the enforcement of tax registration requirements and the collection of taxes with respect to the revenue or profit generated by merchants from transactions conducted on their platforms. We may also be requested by tax authorities to supply information about our merchants, such as transaction records and bank account information, and assist in the enforcement of other tax regulations, including the payment and withholding obligations against our merchants. As a result of more stringent tax compliance requirements and liabilities, we may lose existing merchants and potential merchants might not be willing to open storefronts on our marketplaces, which could in turn negatively affect us. Stricter tax enforcement by tax authorities may also reduce the activities by merchants on our platforms and result in liability to us.

Potential heightened tax law enforcement against participants in our digital economy (including imposition of reporting or withholding obligations on operators of marketplaces with respect to value-added tax of merchants and stricter tax enforcement against merchants generally) could have a material adverse effect on our business, financial condition and results of operations.

We may be subject to material litigation and regulatory proceedings.

We have been involved in a high volume of litigation in China and a small volume of potentially high-value litigation outside China relating principally to securities law class actions, third-party and principal intellectual property infringement claims, contract disputes involving merchants and consumers on our platforms, consumer protection claims, claims relating to data and privacy protection, employment related cases and other matters in the ordinary course of our business. As our digital economy expands, including across jurisdictions and through the addition of new businesses, we have encountered and may face an increasing number and a wider variety of these claims, including those brought against us pursuant to anti-monopoly or unfair competitions laws or involving higher amounts of alleged damages. Laws, rules and regulations may vary in their scope and overseas laws and regulations may impose requirements that are more stringent than, or which conflict with, those in China. We have acquired and may acquire companies that have been subject to or may become subject to litigation, as well as regulatory proceedings. In addition, in connection with litigation or regulatory proceedings we may be subject to in various jurisdictions, we may be prohibited by laws, regulations or government authorities in one jurisdiction from complying with subpoenas, orders or other requests from courts or regulators of other jurisdictions, including those relating to data held in or with respect to persons in these jurisdictions. Our failure or inability to comply with the subpoenas, orders or requests could subject us to fines, penalties or other legal liability, which could have a material adverse effect on our reputation, business, results of operations and the trading price of our ADSs.

As publicly-listed companies, we and certain of our subsidiaries face additional exposure to claims and lawsuits inside and outside China. We will need to defend against these lawsuits, including any appeals should our initial defense be successful. The litigation process may utilize a material portion of our cash resources and divert management's attention away from the day-to-day operations of our company, all of which could harm our business. There can be no assurance that we will prevail in any of these cases, and any adverse outcome of these cases could have a material adverse effect on our reputation, business and results of operations. In addition, although we have obtained directors' and officers' liability insurance, the insurance coverage may not be adequate to cover our obligations to indemnify our directors and officers, fund a settlement of litigation in excess of insurance coverage or pay an adverse judgment in litigation.

In early 2016, the SEC informed us that it had initiated an investigation into whether there have been any violations of the federal securities laws. The SEC has requested that we voluntarily provide it with documents and information relating to, among other things, our consolidation policies and practices (including our prior practice of accounting for Cainiao Network as an equity method investee), our policies and practices applicable to related party transactions in general, and our reporting of operating data from the 11.11 global shopping festival. We are cooperating with the SEC and, through our legal counsel, have been providing the SEC with requested documents and information. The SEC advised us that the initiation of a request for information should not be construed as an indication by the SEC or its staff that any violation of the federal securities laws has occurred. This matter is ongoing, and, as with any regulatory proceeding, we cannot predict when it will be concluded.

The existence of litigation, claims, investigations and proceedings may harm our reputation, limit our ability to conduct our business in the affected areas and adversely affect the trading price of our ADSs. The outcome of any claims, investigations and proceedings is inherently uncertain, and in any event defending against these claims could be both costly and time-consuming, and could significantly divert the efforts and resources of our management and other personnel. An adverse determination in any litigation, investigation or proceeding could cause us to pay damages, incur legal and other costs, limit our ability to conduct business or require us to change the manner in which we operate.

We may increasingly become a target for public scrutiny, including complaints to regulatory agencies, negative media coverage, including social media and malicious reports, all of which could severely damage our reputation and brand and materially and adversely affect our business and prospects.

We process an extremely large number of transactions on a daily basis on our marketplaces and other businesses we operate, and the high volume of transactions taking place in our digital economy and publicity about our business creates the possibility of heightened attention from the public, regulators, the media and participants in our digital economy. Changes in our services or policies have resulted and could result in objections by members of the public, the media, including social media, participants in our digital economy or others. From time to time, these objections or allegations, regardless of their veracity, may result in public protests or negative publicity, which could result in government inquiry or harm our reputation and brand.

Corporate transactions we or related parties undertake, such as our partnership with the International Olympic Committee, our consolidation of Ele.me and Koubei, our agreement to acquire a 33% equity interest in Ant Financial, and other initiatives to implement our New Retail strategy, grow our local consumer services business and expand into international markets, may also subject us to increased media exposure and public scrutiny in Hong Kong, China and internationally. There can be no assurance that we would not become a target for regulatory or public scrutiny in the future or that scrutiny and public exposure would not severely damage our reputation and brand as well as our business and prospects.

In addition, our directors and management have been, and continue to be, subject to scrutiny by the media and the public regarding their activities in and outside Alibaba Group, which may result in unverified, inaccurate or misleading information about them being reported by the press. Negative publicity about our executive chairman or other founders, directors or management, even if untrue or inaccurate, may harm our reputation and brand.

Our reputation, our brand and our business may be harmed by aggressive marketing and communications strategies of our competitors.

Due to intense competition in our industry, we have been and may be the target of incomplete, inaccurate and false statements and complaints about our company and our products and services that could damage our reputation and brand and materially deter consumers and customers from spending in our digital economy. In addition, competitors have used, and may continue to use, methods such as lodging complaints with regulators, initiating frivolous and nuisance lawsuits, and other forms of attack litigation and "lawfare" that attempt to harm our reputation and brand, hinder our operations, force us to expend resources on responding to and defending against these claims, and otherwise gain a competitive advantage over us by means of litigious and accusatory behavior. Our ability to respond on share price-sensitive information to our competitors' misleading marketing efforts, including lawfare, may be limited during our self-imposed quiet periods around quarter ends consistent with our internal policies or due to legal prohibitions on permissible public communications by us during certain other periods.

Failure to comply with the terms of our indebtedness or enforcement of our obligations as a guarantor of other parties' indebtedness could have an adverse effect on our cash flow and liquidity.

As of March 31, 2019, we had US$13.7 billion in aggregate principal amount of unsecured senior notes and a US$4 billion term loan outstanding, as well as a US$5.15 billion revolving credit facility that we have not yet drawn. Under the terms of our indebtedness and under any debt financing arrangement that we may enter into in the future, we are, and may be in the future, subject to covenants that could, among other things, restrict our business and operations. If we breach any of these covenants, our lenders under our credit facilities and holders of our unsecured senior notes will be entitled to accelerate our debt obligations. Any default under our credit facilities or unsecured senior notes could require that we repay these debts prior to maturity as well as limit our ability to obtain additional financing, which in turn may have a material adverse effect on our cash flow and liquidity. In May 2019, we agreed to provide a guarantee for a loan facility of HK$7.7 billion (US$1.0 billion) in favor of an entity partially owned by Cainiao Network in connection with a logistics center development project at the Hong Kong International Airport. As of the date of this annual report, this entity has not made any drawdown under this facility. In the event of default by this entity under the loan facility, we may be required to repay the full amount or a portion of the outstanding loan and undertake the borrower's other obligations under the loan facility. Enforcement against us under this guarantee and other similar arrangements we may enter into in the future could materially and adversely affect our cash flow and liquidity.

We may need additional capital but may not be able to obtain it on favorable terms or at all.

We may require additional cash resources due to future growth and development of our business, including any investments or acquisitions we may decide to pursue. If our cash resources are insufficient to satisfy our cash requirements, we may seek to issue additional equity or debt securities or obtain new or expanded credit facilities. Our ability to obtain external financing in the future is subject to a variety of uncertainties. Offshore incorporated companies directly or indirectly controlled by individual PRC residents are required to complete filings before the launch of any offshore debt issuance with a term of one year or more in accordance with applicable laws and regulations. The filing procedure takes time which may result in our missing the best market windows for debt issuances in the future. In addition, incurring indebtedness would subject us to increased debt service obligations and could result in operating and financial covenants that would restrict our operations. Our ability to access international capital and lending markets may be restricted at a time when we would like, or need, to do so, especially during times of increased volatility and reduced liquidity in global financial markets and stock markets, including due to policy changes and regulatory restrictions, which could limit our ability to raise funds. There can be no assurance that financing will be available in a timely manner or in amounts or on terms acceptable to us, or at all. Any failure to raise needed funds on terms favorable to us, or at all, could severely restrict our liquidity as well as have a material adverse effect on our business, financial condition and results of operations. Moreover, any issuance of equity or equity-linked securities could result in significant dilution to our existing shareholders.

We are subject to interest rate risk in connection with our indebtedness.

We are exposed to interest rate risk related to our indebtedness. The interest rates under certain of our offshore credit facilities are based on a spread over LIBOR. As a result, the interest expenses associated with this indebtedness will be subject to the potential impact of any fluctuation in LIBOR. Any increase in LIBOR could impact our financing costs if not effectively hedged. Our Renminbi-denominated bank borrowings are also subject to interest rate risk. Although from time to time, we use hedging transactions in an effort to reduce our exposure to interest rate risk, these hedges may not be effective.

In addition, on July 27, 2017, the United Kingdom Financial Conduct Authority, or the FCA, which regulates LIBOR, announced that it intends to stop persuading or compelling banks to submit rates for the calculation of LIBOR to the administrator of LIBOR after 2021 (the "FCA Announcement"). The FCA Announcement indicates that the continuation of LIBOR on the current basis is not guaranteed after 2021. Uncertainties surrounding changes to the basis on which LIBOR is calculated or the phase-out of LIBOR, which may cause a sudden and prolonged increase or decrease in LIBOR, could adversely affect our operating results and financial condition, as well as our cash flows. There can be no assurance that any hedging transactions we use will be effective in protecting us against adverse changes in interest rates or that our bank counterparties will be able to perform their obligations. Once LIBOR is not available, the terms of certain of our offshore credit facilities will require alternative determination procedures, which may result in an interest rate differing from our expectations and could materially affect the cost to us of these facilities.

We may not have sufficient insurance coverage to cover our business risks.

We have obtained insurance to cover certain potential risks and liabilities, such as property damage, business interruptions, public liabilities and product liability insurance for certain businesses we operate. However, insurance companies in China and other jurisdictions in which we operate may offer limited business insurance products. As a result, we may not be able to acquire any insurance for all types of risks we face in our operations in China and elsewhere, and our coverage may not be adequate to compensate for all losses that may occur, particularly with respect to loss of business or operations. We do not maintain product liability insurance for products and services transacted on our marketplaces or other businesses we operate, and our rights of indemnity from the merchants in our digital economy may not adequately cover us for any liability we may incur. We also do not maintain key-man life insurance. This potentially insufficient coverage could expose us to potential claims and losses. Any business disruption, litigation, regulatory action, outbreak of epidemic disease or natural disaster could also expose us to substantial costs and diversion of resources. There can be no assurance that our insurance coverage is sufficient to prevent us from any loss or that we will be able to successfully claim our losses under our current insurance policy on a timely basis, or at all. If we incur any loss that is not covered by our insurance policies, or the compensated amount is significantly less than our actual loss, our business, financial condition and results of operations could be materially and adversely affected.

An occurrence of a natural disaster, widespread health epidemic or other outbreaks could have a material adverse effect on our business, financial condition and results of operations.

Our business could be materially and adversely affected by natural disasters, such as snowstorms, earthquakes, fires or floods, the outbreak of a widespread health epidemic, such as swine flu, avian influenza, severe acute respiratory syndrome, or SARS, Ebola, Zika or other events, such as wars, acts of terrorism, environmental accidents, power shortage or communication interruptions. The occurrence of a disaster or a prolonged outbreak of an epidemic illness or other adverse public health developments in China or elsewhere in the world could materially disrupt our business and operations. These events could also significantly impact our industry and cause a temporary closure of the facilities we use for our operations, which would severely disrupt our operations and have a material adverse effect on our business, financial condition and results of operations. Our operations could be disrupted if any of our employees or employees of our business partners were suspected of contracting an epidemic disease, since this could require us or our business partners to quarantine some or all of these employees or disinfect the facilities used for our operations. In addition, our revenue and profitability could be materially reduced to the extent that a natural disaster, health epidemic or other outbreak harms the global or PRC economy in general. Our operations could also be severely disrupted if our consumers, merchants or other participants were affected by natural disasters, health epidemics or other outbreaks.

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

This governance structure and contractual arrangement limit the ability of our shareholders to influence corporate matters, including any matters determined at the board level. In addition, the nomination right granted to the Alibaba Partnership will remain in place for the life of the Alibaba Partnership unless our articles of association are amended to provide otherwise by a vote of shareholders representing at least 95% of shares that vote at a shareholders meeting. The nomination rights of the Alibaba Partnership will remain in place notwithstanding a change of control or merger of our company. These provisions and agreements could have the effect of delaying, preventing or deterring a change in control and could limit the opportunity of our shareholders to receive a premium for their ADSs, and could also materially decrease the price that some investors are willing to pay for our ADSs. As of the date of this annual report, the parties to the voting agreement and the partners of the Alibaba Partnership held in the aggregate more than 40% of our outstanding ordinary shares (including shares underlying vested and unvested awards). See "Item 6. Directors, Senior Management and Employees — A. Directors and Senior Management — Alibaba Partnership."

The interests of the Alibaba Partnership may conflict with the interests our shareholders.

The nomination and appointment rights of the Alibaba Partnership limit the ability of our shareholders to influence corporate matters, including any matters to be determined by our board of directors. The interests of the Alibaba Partnership may not coincide with the interests of our shareholders, and the Alibaba Partnership or its director nominees may make decisions with which they disagree, including decisions on important topics such as compensation, management succession, acquisition strategy and our business and financial strategy. Since the Alibaba Partnership will continue to be largely comprised of members of our management team, the Alibaba

Partnership and its director nominees, consistent with our operating philosophy, may focus on the long-term interests of participants in our digital economy at the expense of our short-term financial results, which may differ from the expectations and desires of shareholders unaffiliated with the Alibaba Partnership. To the extent that the interests of the Alibaba Partnership differ from the interests of any of our shareholders, our shareholders may be disadvantaged by any action that the Alibaba Partnership may seek to pursue.

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

  •
  a provision that a business combination, if it may adversely affect the right of the Alibaba Partnership to nominate or appoint a simple majority of our board of directors, including the protective provisions for this right under our articles of association, shall be approved upon vote of shareholders representing at least 95% of the votes in person or by proxy present at a shareholders meeting; and

  •
  a classified board with staggered terms that will prevent the replacement of a majority of directors at one time.

These provisions could have the effect of delaying, preventing or deterring a change in control, and could limit the opportunity for our shareholders to receive a premium for their ADSs, and could also materially decrease the price that some investors are willing to pay for our ADSs.

SoftBank owns approximately 25.9% of our outstanding ordinary shares and its interests may differ from those of our other shareholders.

As of June 3, 2019, SoftBank beneficially owned approximately 25.9% of our outstanding ordinary shares. Subject to certain exceptions, SoftBank has agreed to grant the voting power of any portion of its shareholding exceeding 30% of our outstanding ordinary shares to Jack Ma and Joe Tsai by proxy. Under the terms of the voting agreement we entered into with SoftBank, SoftBank also has the right to nominate one member of our board of directors, and Altaba, Jack and Joe have agreed to vote their shares (including shares for which they have voting power) in favor of the SoftBank director nominees at each annual general shareholders meeting in which the SoftBank nominee stands for election until such time as SoftBank holds less than 15% of our outstanding ordinary shares. SoftBank's director nomination right is also reflected in our articles of association. Except with regard to shareholder votes relating to the Alibaba Partnership director nominees, SoftBank will have significant influence over the outcome of matters that require shareholder votes and accordingly over our business and corporate matters. SoftBank may exercise its shareholder rights in a way that it believes is in its own best interest, which may conflict with the interest of our other shareholders. These actions may be taken even if SoftBank is opposed by our other shareholders.

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

Foreign ownership of certain types of Internet businesses, such as Internet information services, is subject to restrictions under applicable PRC laws, rules and regulations. Under these laws and regulations, foreign investors are generally not permitted to own more than 50% of the equity interests in a value-added telecommunication service provider. Any foreign investor must also have experience and a good track record in providing value-added telecommunications services overseas. Although foreign investors are allowed to hold up to 100% of all equity interests in the online data processing and transaction processing business (operational e-commerce) in China, other requirements provided by the relevant rules (such as the track record and experience requirement for a major foreign investor) still apply. See "Item 4. Information on the Company — B. Business Overview — Regulation — Regulation of Telecommunications and Internet Information Services — Regulation of Telecommunication Services" and "Item 4. Information on the Company — B. Business Overview — Regulation — Regulation of Foreign Investment."

While the significant majority of our revenue was generated by our wholly-owned entities in fiscal year 2019, we provide Internet information services in China, which are critical to our business, through a number of PRC incorporated variable interest entities. Contractual arrangements between us and the variable interest entities and their equity holders give us effective control over each of the variable interest entities and enable us to obtain substantially all of the economic benefits arising from the variable interest entities as well as to consolidate the financial results of the variable interest entities in our results of operations. Although the structure we have adopted is consistent with longstanding industry practice, and is commonly adopted by comparable companies in China, the PRC government may not agree that these arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. We are in the process of enhancing the structure of our variable interest entities. See "— We are in the process of enhancing the structure of some of our variable interest entities, and its completion is subject to uncertainties."

In the opinion of Fangda Partners, our PRC counsel, the ownership structures of our material wholly-owned entities and our material variable interest entities in China do not and will not violate any applicable PRC law, regulation or rule currently in effect; and the contractual arrangements between our material wholly-owned entities, our material variable interest entities and their respective equity holders governed by PRC law are valid, binding and enforceable in accordance with their terms and applicable PRC laws and regulations currently in effect and will not violate any applicable PRC law, rule or regulation currently in effect. However, Fangda Partners has also advised us that there are substantial uncertainties regarding the interpretation and application of current PRC laws, rules and regulations. Accordingly, the possibility that the PRC regulatory authorities and PRC courts may in the future take a view that is contrary to the opinion of our PRC legal counsel cannot be ruled out.

It is uncertain whether any new PRC laws, rules or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. Please also see "— Substantial uncertainties exist with respect to the interpretation and implementation of the recently adopted PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, business, financial condition and results of operations."

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

Prior to the completion of the VIE Structure Enhancement, the variable interest entities were owned, or are owned, by a few PRC citizens who are our founders or employees or by PRC entities owned by these PRC citizens. After completion of the VIE Structure Enhancement, those variable interest entities will be directly owned by PRC limited liability companies that are indirectly held by selected members of the Alibaba Partnership or our management who are PRC citizens through PRC limited partnerships jointly established by these individuals. We enter into contractual arrangements, which are substantially similar to the contractual arrangements we have historically used for our VIEs, with the above-mentioned multiple layers of legal entities and variable interest entity interest holders. The contractual arrangements, both before and after the VIE Structure Enhancement, give us effective control over each of those variable interest entities and enable us to obtain substantially all of the economic benefits arising from those variable interest entities as well as to consolidate the financial results of those variable interest entities in our results of operations. Please also see "Item 4. Information on the Company — Organizational Structure."

While we believe the new structure following completion of the VIE Structure Enhancement is consistent with longstanding industry practice, the PRC government may not agree that these arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. The VIE Structure Enhancement process is subject to a number of uncertainties, including registration of the transfer of the equity interests, registration of the new equity pledges, and the receipt of required approvals of amendments to certain operating permits, including the Value-added Telecommunication Business Operation Permit, Network Culture Permit and the License for Transmission of Audio-Visual Programs through Information Network. If we are unable to successfully complete these processes involved in the VIE Structure Enhancement, we will be unable to enjoy the benefits we expect, including the anticipated enhanced control over those variable interest entities, or reduced key man risks or the uncertainty resulting from any potential disputes among us and the individual equity holders of those variable interest entities as discussed above.

For further information, See "— If the PRC government deems that the contractual arrangements in relation to our variable interest entities do not comply with PRC governmental restrictions on foreign investment, or if these regulations or the interpretation of existing regulations changes in the future, we could be subject to penalties or be forced to relinquish our interests in those operations, which would materially and adversely affect our business, financial results and the trading price of our ADSs" and "Item 4. Information on the Company — C. Organizational Structure."

Substantial uncertainties exist with respect to the interpretation and implementation of the recently adopted PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, business, financial condition and results of operations.

The "variable interest entity" structure, or the VIE structure, has been adopted by many China-based companies, including us and certain of our equity investees, to obtain licenses and permits necessary to operate in industries that currently are subject to restrictions on or prohibitions for foreign investment in China. The Ministry of Commerce, or the MOFCOM, published a discussion draft of the proposed Foreign Investment Law in January 2015, or the 2015 Draft PRC Foreign Investment Law, according to which, variable interest entities that are controlled via contractual arrangements would be deemed as foreign-invested enterprises, if they are ultimately "controlled" by foreign investors. In March 2019, the National People's Congress promulgated the Foreign Investment Law, or the 2019 PRC Foreign Investment Law, which will become effective on January 1, 2020 and will replace major existing laws and regulations governing foreign investment in the PRC. See "Item 4. Information on the Company — B. Business Overview — Regulation — Regulation of Foreign Investment." The 2019 PRC Foreign Investment Law does not use the concept of "control" in determining whether a company should be considered as a foreign-invested enterprise, nor does it explicitly classify the VIE structure as a method of foreign investment. Since the 2019 PRC Foreign Investment Law has only recently been adopted and relevant government authorities may promulgate rules and regulations as to the interpretation and implementation of the 2019 PRC Foreign Investment Law, there can be no assurance that the concept of "control" as reflected in the 2015 Draft PRC Foreign Investment Law, will not be reintroduced, or that the VIE structure adopted by us will not be deemed as a method of foreign investment by other laws, regulations and rules. Accordingly, there are substantial uncertainties as to whether our VIE structure may be deemed as a method of foreign investment in the future. If our VIE structure were to be deemed as a method of foreign investment under any future laws, regulations and rules, and if any of our business operations were to fall under the "negative list" for foreign investment, we would need to take further actions in order to comply with these laws, regulations and rules, which may materially and adversely affect our current corporate structure, business, financial condition and results of operations.

Our contractual arrangements may not be as effective in providing control over the variable interest entities as direct ownership.

We rely on contractual arrangements with our variable interest entities to operate part of our Internet businesses in China and other businesses in which foreign investment is restricted or prohibited. For a description of these contractual arrangements, see "Item 4. Information on the Company — C. Organizational Structure — Contractual Arrangements among Our Wholly-Owned Entities, Variable Interest Entities and the Variable Interest Entity Equity Holders." These contractual arrangements may not be as effective as direct ownership in providing us with control over our variable interest entities.

If we had direct ownership of the variable interest entities, we would be able to exercise our rights as an equity holder directly to effect changes in the boards of directors of those entities, which could effect changes at the management and operational level. Under our contractual arrangements, we may not be able to directly change the members of the boards of directors of these entities and would have to rely on the variable interest entities and the variable interest entity equity holders to perform their obligations in order to exercise our control over the variable interest entities. The variable interest entity equity holders may have conflicts of interest with us or our shareholders, and they may not act in the best interests of our company or may not perform their obligations under these contracts. Pursuant to the call options, we may replace the equity holders of the variable interest entities at any time pursuant to the contractual arrangements. However, if any equity holder is uncooperative in the replacement of the equity holders or there is any dispute relating to these contracts that remains unresolved, we will have to enforce our rights under the contractual arrangements through the operations of PRC law and arbitral or judicial agencies, which may be costly and time-consuming and will be subject to uncertainties in the PRC legal system. See "— Any failure by our variable interest entities or their equity holders to perform their obligations under the contractual arrangements would have a material adverse effect on our business, financial condition and results of operations." Consequently, the contractual arrangements may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership.

Any failure by our variable interest entities or their equity holders to perform their obligations under the contractual arrangements would have a material adverse effect on our business, financial condition and results of operations.

If our variable interest entities or their equity holders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce the arrangements. Although we have entered into call option agreements in relation to each variable interest entity, which provide that we may exercise an option to acquire, or nominate a person to acquire, ownership of the equity in that entity or, in some cases, its assets, to the extent permitted by applicable PRC laws, rules and regulations, the exercise of these call options is subject to the review and approval of the relevant PRC governmental authorities. We have also entered into equity pledge agreements with the equity shareholders and, in the case of VIEs that have started, or will start, the VIE Structure Enhancement, the limited partnerships with respect to each variable interest entity to secure certain obligations of the variable interest entity or its equity holders to us under the contractual arrangements. We have not been able to register certain of the pledges in Zhejiang Province where we incorporated those limited partnerships, because the Zhejiang rules for the registration of pledges of partnership interests were relatively new and we are still discussing with the local SAMR about the detailed procedures. In addition, the enforcement of these agreements through arbitral or judicial agencies, if any, may be costly and time-consuming and will be subject to uncertainties in the PRC legal system. Moreover, our remedies under the equity pledge agreements are primarily intended to help us collect debts owed to us by the variable interest entities or the variable interest entity equity holders under the contractual arrangements and may not help us in acquiring the assets or equity of the variable interest entities.

In addition, with respect to the VIEs that have not completed the VIE Structure Enhancement, although the terms of the contractual arrangements provide that they will be binding on the successors of the variable interest entity equity holders, as those successors are not a party to the agreements, it is uncertain whether the successors in case of the death, bankruptcy or divorce of a variable interest entity equity holder will be subject to or will be willing to honor the obligations of the variable interest entity equity holder under the contractual arrangements. If the relevant variable interest entity or its equity holder (or its successor), as applicable, fails to transfer the shares of the variable interest entity according to the respective call option agreement or equity pledge agreement, we would need to enforce our rights under the call option agreement or equity pledge agreement, which may be costly and time-consuming and may not be successful.

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

Although the significant majority of our revenues are generated, and the significant majority of our operational assets are held, by our wholly-owned entities, which are our subsidiaries, our variable interest entities hold licenses and approvals and assets that are necessary for our business operations, as well as equity interests in a series of our portfolio companies, to which foreign investments are typically restricted or prohibited under applicable PRC law. The contractual arrangements contain terms that specifically obligate variable interest entity equity holders to ensure the valid existence of the variable interest entities and restrict the disposal of material assets of the variable interest entities. However, in the event the variable interest entity equity holders breach the terms of these contractual arrangements and voluntarily liquidate our variable interest entities, or any of our variable interest entities declares bankruptcy and all or part of its assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without our consent, we may be unable to conduct some or all of our business operations or otherwise benefit from the assets held by the variable interest entities, which could have a material adverse effect on our business, financial condition and results of operations. Furthermore, if any of our variable interest entities undergoes a voluntary or involuntary liquidation proceeding, its equity holder or unrelated third-

party creditors may claim rights to some or all of the assets of the variable interest entity, thereby hindering our ability to operate our business as well as constrain our growth.

The equity holders, directors and executive officers of the variable interest entities may have potential conflicts of interest with our company.

PRC laws provide that a director and an executive officer owes a fiduciary duty to the company he or she directs or manages. The directors and executive officers of the variable interest entities, including the relevant members of the Alibaba Partnership or our management, must act in good faith and in the best interests of the variable interest entities and must not use their respective positions for personal gain. On the other hand, as a director of our company, the relevant individuals have a duty of care and loyalty to our company and to our shareholders as a whole under Cayman Islands law. We control our variable interest entities through contractual arrangements and the business and operations of our variable interest entities are closely integrated with the business and operations of our subsidiaries. Nonetheless, conflicts of interests for these individuals may arise due to dual roles both as equity holders, directors and executive officers of the variable interest entities and as directors or employees of our company.

There can be no assurance that these individual shareholders of our variable interest entities will always act in the best interests of our company should any conflicts of interest arise, or that any conflicts of interest will always be resolved in our favor. There also can be no assurance that these individuals will ensure that the variable interest entities will not breach the existing contractual arrangements. If we cannot resolve any of these conflicts of interest or any related disputes, we would have to rely on legal proceedings to resolve these disputes and/or take enforcement action under the contractual arrangements. There is substantial uncertainty as to the outcome of any of these legal proceedings. See "— Any failure by our variable interest entities or their equity holders to perform their obligations under the contractual arrangements would have a material adverse effect on our business, financial condition and results of operations."

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

There can be no assurance that Jack Ma will act in our interest given his ability to control one of the general partners of the PRC limited partnership that invested in Wasu, nor can we assure you that he will not breach his obligations to us as our director, including obligations not to compete with us. In addition, the interests of Mr. Shi, as an independent third party, may not coincide with those of Jack, or with our interests in pursuing our entertainment strategy. If any conflicts of this kind arise between Jack and Mr. Shi in conducting the business of the PRC limited partnership, it could potentially have a material adverse effect on our relationship with the shareholder of Wasu and, consequently, on our ability to benefit from our alliance with Wasu. Furthermore, there can be no assurance that Simon will have sufficient resources to repay the loans in a timely manner or at all. The loan that we provided to Simon is secured by a pledge of Simon's limited partnership interest in the PRC limited partnership. However, if Simon fails to repay the loan, our enforcement of our secured interests could be costly and time-consuming and would be subject to the uncertainties in the PRC legal system.

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

The PRC economy differs from the economies of most developed countries in many respects, including the extent of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. A substantial portion of productive assets in China is still owned by the government. In addition, the PRC government regulates industry development by imposing industrial policies. The PRC government also plays a significant role in China's economic growth by allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, regulating financial services and institutions and providing preferential treatment to particular industries or companies.

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

China has not developed a fully integrated legal system, and recently enacted laws, rules and regulations may not sufficiently cover all aspects of economic activities in China or may be subject to a significant degree of interpretation by PRC regulatory agencies and courts. In particular, because these laws, rules and regulations are relatively new, and because of the limited number of published decisions and the non-precedential nature of these decisions, and because the laws, rules and regulations often give the relevant regulator significant discretion in how to enforce them, the interpretation and enforcement of these laws, rules and regulations involve uncertainties and can be inconsistent and unpredictable. Therefore, it is possible that our existing operations may be found not to be in full compliance with relevant laws and regulations in the future. In addition, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, and which may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until after the occurrence of the violation.

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

Under the PRC Anti-monopoly Law, companies undertaking certain investments and acquisitions relating to businesses in China must notify the anti-monopoly enforcement agency, in advance of any transaction where the parties' revenues in the China market exceed certain thresholds and the buyer would obtain control of, or decisive influence over, the other party. In addition, on August 8, 2006, six PRC regulatory agencies, including the MOFCOM, the State-Owned Assets Supervision and Administration Commission, the State Administration of Taxation, the SAIC, the China Securities Regulatory Commission, or the CSRC, and the State Administration of Foreign Exchange, or SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which came into effect on September 8, 2006 and was amended on June 22, 2009. Under the M&A Rules, the approval of MOFCOM must be obtained in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire domestic companies affiliated with PRC enterprises or residents. Applicable PRC laws, rules and regulations also require certain merger and acquisition transactions to be subject to security review.

Due to the level of our revenues, our proposed acquisition of control of, or decisive influence over, any company with revenues within China of more than RMB400 million in the year prior to any proposed acquisition would be subject to the SAMR merger control review. As a result of our size, many of the transactions we may undertake could be subject to SAMR merger review. Complying with the requirements of the relevant regulations to complete these transactions could be time-consuming, and any required approval processes, including approval from SAMR, may be uncertain and could delay or inhibit our ability to complete these transactions, which could affect our ability to expand our business, maintain our market share or otherwise achieve the goals of our acquisition strategy.

According to the Regulations on Enterprise Outbound Investment issued by the National Development and Reform Commission, or the NDRC, in December 2017 which came into effect on March 1, 2018, we may also need to report to the NDRC relevant information on overseas investments with an amount of US$300 million or more in non-sensitive areas, and obtain the NDRC's approval for our overseas investments in sensitive areas, if any, before the closing of the investments. Accordingly, these new regulations may restrict our ability to make investments in some regions and industries overseas, and may subject any proposed investments to additional delays and increased uncertainty, as well as heightened scrutiny, including after the investments have been made.

Our ability to carry out our investment and acquisition strategy may be materially and adversely affected by the regulatory authorities' current practice, which creates significant uncertainty as to whether transactions that we may undertake would subject us to fines or other administrative penalties and negative publicity and whether we will be able to complete investments and acquisitions in the future in a timely manner or at all.

Anti-monopoly and unfair competition claims or regulatory actions against us may result in our being subject to fines as well as constraints on our business.

The PRC anti-monopoly enforcement agencies have in recent years strengthened enforcement under the PRC Anti-monopoly Law, including levying significant fines, with respect to concentration of undertakings and cartel activity, mergers and acquisitions, as well as abusive behavior by companies with market dominance. In March 2018, the SAMR was formed as a new governmental agency to take over, among other things, the anti-monopoly enforcement functions from the relevant departments under the MOFCOM, the NDRC, and the SAIC, respectively. Since its inception, the SAMR has continued to strengthen its anti-monopoly enforcement. The SAMR issued a new set of guidelines with respect to merger control review in September 2018, and issued the Notice on Anti-monopoly Enforcement Authorization on December 28, 2018, which grants authorizations to the SAMR's province-level branches for anti-monopoly enforcement within their respective jurisdictions. The SAMR recently has also imposed several administrative penalties on various companies for failing to duly make filings as to their transactions subject to merger control review by the SAMR. The scope of the companies that were penalized is broad, and covers a variety of different industries.

The PRC Anti-monopoly Law also provides a private right of action for competitors, business partners or customers to bring anti-monopoly claims against companies. In recent years, an increased number of companies have been exercising their right to seek relief under the PRC Anti-monopoly Law. As public awareness of the rights under the PRC Anti-monopoly Law increases, more companies, including our competitors, business partners and customers have resorted to and may continue seeking the remedies available under the PRC Anti-monopoly Law, such as through complaints to regulators or as plaintiffs in private ligation, to hinder our business operations and improve their competitive position, regardless of the merits of their claims. Any of the above actions against us could materially and adversely affect our business, operations, reputation, brand and the trading price of our ADSs.

From time to time, we have received and expect to continue to receive close scrutiny from government agencies under the PRC Anti-monopoly Law in connection with our business practices, investments and acquisitions. Any anti-monopoly lawsuit, regulatory investigations or administrative proceeding initiated against us could result in our being subject to profit disgorgement, heavy fines and various constraints on our business, or result in negative publicity that could harm our reputation and negatively affect the trading prices of our ADSs. These constraints could include forced termination of any agreements or arrangements that are determined by governmental authorities to be in violation of anti-monopoly laws, required divestitures and limitations on certain pricing and business practices, which may limit our ability to continue to innovate, diminish the appeal of our services, increase our operating costs and prevent us from pursuing our investment and acquisition strategy. These constraints could also encourage our competitors to develop platforms, websites, products and services that mimic the functionality of our services, which could decrease the popularity of our marketplaces or other businesses we operate, products and services among merchants, consumers and other participants, and cause our revenue and net income to decrease materially. Given the scale and rapid expansion of our business, we may be subject to greater scrutiny, which could in turn increase the likelihood that we will face regulatory action, which could result in fines or restrictions on our business as well as negative publicity and adversely affect our reputation and the trading price of our ADSs.

PRC regulations relating to investments in offshore companies by PRC residents may subject our PRC-resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries or limit our PRC subsidiaries' ability to increase their registered capital or distribute profits.

SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents' Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, on July 4, 2014, which replaced the former circular commonly known as "SAFE Circular 75" promulgated by SAFE on October 21, 2005. See also "Item 4. Information on the Company — B. Business Overview — Regulation — Regulation of Foreign Exchange and Dividend Distribution — Foreign Exchange Regulation — SAFE Circular 37." SAFE Circular 37 and its implementing rules require PRC residents to register with banks designated by local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with the PRC residents' legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a "special purpose vehicle."

We have notified substantial beneficial owners of ordinary shares who we know are PRC residents of their filing obligation, and pursuant to SAFE Circular 37, we have periodically filed and updated the above-mentioned foreign exchange registration on behalf of certain employee shareholders who we know are PRC residents. However, we may not be aware of the identities of all of our beneficial owners who are PRC residents. We do not have control over our beneficial owners, and there can be no assurance that all of our PRC-resident beneficial owners will comply with SAFE Circular 37 and subsequent implementation rules. The failure of our beneficial owners who are PRC residents to register or amend their SAFE registrations in a timely manner pursuant to SAFE Circular 37 and subsequent implementation rules, or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in SAFE Circular 37 and subsequent implementation rules, may subject the beneficial owners or our PRC subsidiaries to fines and legal sanctions.

Furthermore, since it is unclear how those SAFE regulations, and any future regulation concerning offshore or cross-border transactions, will be further interpreted, amended and implemented by the relevant PRC government authorities, we cannot predict how these regulations will affect our business operations or future strategy. Failure to register or comply with relevant requirements may also limit our ability to contribute additional capital to our PRC subsidiaries and limit our PRC subsidiaries' ability to distribute dividends to our company. These risks may have a material adverse effect on our business, financial condition and results of operations.

Any failure to comply with PRC regulations regarding our employee equity incentive plans may subject the PRC participants in the plans, us or our overseas and PRC subsidiaries to fines and other legal or administrative sanctions.

Pursuant to SAFE Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly-listed companies may, prior to the exercise of an option, submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies. In the meantime, our directors, executive officers and other employees who are PRC citizens or who are non-PRC citizens residing in the PRC for a continuous period of not less than one year, subject to limited exceptions, and who have been granted restricted share units, or RSUs, options or restricted shares, by us or our overseas listed subsidiaries may follow the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, issued by SAFE in February 2012, to apply for the foreign exchange registration. According to those regulations, employees, directors and other management members participating in any stock incentive plan of an overseas publicly listed company who are PRC citizens or who are non-PRC citizens residing in China for a continuous period of not less than one year, subject to limited exceptions, are required to register with SAFE through a domestic qualified agent, which may be a PRC subsidiary of the overseas listed company, and complete certain other procedures. Failure to complete the SAFE registrations may subject them to fines and legal sanctions and may also limit their ability to make payment under the relevant equity incentive plans or receive dividends or sales proceeds related thereto in foreign currencies, or our ability to contribute additional capital into our domestic subsidiaries in China and limit our domestic subsidiaries' ability to distribute dividends to us. We also face regulatory uncertainties under PRC law that could restrict our ability or the ability of our overseas listed subsidiaries to adopt additional equity incentive plans for our directors and employees who are PRC citizens or who are non-PRC citizens residing in the PRC for a continuous period of not less than one year, subject to limited exceptions.

In addition, the State Administration of Taxation has issued circulars concerning employee RSUs, share options or restricted shares. Under these circulars, employees working in the PRC whose RSUs or restricted shares vest, or who exercise share options, will be subject to PRC individual income tax. The PRC subsidiaries of an overseas listed company have obligations to file documents related to employee RSUs, share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees related to their RSUs, share options or restricted shares. Although we and our overseas listed subsidiaries currently withhold income tax from our PRC employees in connection with the vesting of their RSUs and restricted shares and their exercise of options, if the employees fail to pay, or the PRC subsidiaries fail to withhold, their income taxes according to relevant laws, rules and regulations, the PRC subsidiaries may face sanctions imposed by the tax authorities.

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

Under PRC laws, rules and regulations, each of our subsidiaries incorporated in China is required to set aside a portion of its net income each year to fund certain statutory reserves. These reserves, together with the registered equity, are not distributable as cash dividends. As a result of these laws, rules and regulations, our subsidiaries incorporated in China are restricted in their ability to transfer a portion of their respective net assets to their shareholders as dividends. In addition, registered share capital and capital reserve accounts are also restricted from withdrawal in the PRC, up to the amount of net assets held in each operating subsidiary. As of March 31, 2019, these restricted net assets totaled RMB112.5 billion (US$16.8 billion).

Pay-for-performance services are considered, in part, to involve Internet advertisement, which subjects us to other laws, rules and regulations as well as additional obligations.

On July 4, 2016, the SAIC promulgated the Interim Measures for Administration of Internet Advertising, or the Internet Advertising Measures, which came into effect as of September 1, 2016 and defined Internet advertisements as any commercial advertising that directly or indirectly promotes goods or services through Internet media in any form including paid-for search results. See "Item 4. Information on the Company — B. Business Overview — Regulation — Regulation of Advertising Services."

There exist substantial uncertainties with respect to the interpretation and implementation in practice of the Internet Advertising Measures by various government authorities. We derive a significant amount of our revenue from pay-for-performance, or P4P, services and other related services. Our P4P services and other related services may be considered to, in part, involve Internet advertisement. We may incur additional taxes in connection with our P4P and other related services. Moreover, PRC advertising laws, rules and regulations require advertisers, advertising operators and advertising distributors to ensure that the content of the advertisements they prepare or distribute is fair and accurate and is in full compliance with applicable law. Violation of these laws, rules or regulations may result in penalties, including fines, confiscation of advertising fees and orders to cease dissemination of the advertisements. In circumstances involving serious violations, the PRC government may suspend or revoke a violator's business license or license for operating an advertising business. In addition, the Internet Advertising Measures require paid-for search results to be clearly distinguished from organic search results so that consumers will not misunderstand the nature of these search results. Therefore, we are obligated to distinguish from others the merchants who purchase the above-mentioned P4P and related services or the relevant listings by these merchants. Complying with these requirements, including any penalties or fines for any failure to comply, may significantly reduce the attractiveness of our platforms and increase our costs, and could have a material adverse effect on our business, financial condition and results of operations.

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

Under the PRC Enterprise Income Tax Law and its implementing rules, both of which came into effect on January 1, 2008, enterprises established under the laws of jurisdictions outside of China with "de facto management bodies" located in China may be considered PRC tax resident enterprises for tax purposes and may be subject to the PRC enterprise income tax at the rate of 25% on their global income. The State Administration of Taxation issued the Notice Regarding the Determination of Chinese-Controlled Offshore-Incorporated Enterprises as PRC Tax Resident Enterprises on the basis of de facto management bodies, or Circular 82, on April 22, 2009. See "Item 4. Information on the Company — B. Business Overview — Regulation — Tax Regulations — PRC Enterprise Income Tax." If we were to be considered a PRC resident enterprise, we would be subject to PRC enterprise income tax at the rate of 25% on our global income. In this case, our profitability and cash flow may be materially reduced as a result of our global income being taxed under the Enterprise Income Tax Law. We believe that none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term "de facto management body."

Dividends payable to foreign investors and gains on the sale of our ADSs or ordinary shares by our foreign investors may become subject to PRC taxation.

Under the Enterprise Income Tax Law and its implementation regulations issued by the State Council, a 10% PRC withholding tax is applicable to dividends payable by a resident enterprise to investors that are non-resident enterprises, which do not have an establishment or place of business in the PRC or which have an establishment or place of business but the dividends are not effectively connected with the establishment or place of business, to the extent these dividends are derived from sources within the PRC, subject to any reduction set forth in applicable tax treaties. Similarly, any gain realized on the transfer of shares of a resident enterprise by these investors is also subject to PRC tax at a current rate of 10%, subject to any exemption set forth in relevant tax treaties, if the gain is regarded as income derived from sources within the PRC. If we are deemed a PRC resident enterprise, dividends paid on our ordinary shares or ADSs, and any gain realized by the investors from the transfer of our ordinary shares or ADSs, may be treated as income derived from sources within the PRC and as a result be subject to PRC taxation. See "Item 4. Information on the Company — B. Business Overview — Regulation — Tax Regulations." Furthermore, if we are deemed a PRC resident enterprise, dividends payable to individual investors who are non-PRC residents and any gain realized on the transfer of ADSs or ordinary shares by these investors may be subject to PRC tax at a current rate of 20%, subject to any reduction or exemption set forth in applicable tax treaties. It is unclear if we or any of our subsidiaries established outside China are considered a PRC resident enterprise, whether holders of our ADSs or ordinary shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas and claim foreign tax credit if applicable. If dividends payable to our non-PRC investors, or gains from the transfer of our ADSs or ordinary shares by these investors are subject to PRC tax, the value of your investment in our ADSs or ordinary shares may decline significantly.

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

On February 3, 2015, the State Administration of Taxation issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or Bulletin 7, which has been further amended by the Announcement on Issues Concerning the Withholding of Enterprise Income Tax at Source on Non-PRC Resident Enterprises, or Bulletin 37, issued by the State Administration of Taxation on October 17, 2017 and amended on June 15, 2018. Pursuant to these bulletins, an "indirect transfer" of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets, if the arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from this indirect transfer may be subject to PRC enterprise income tax. See also "Item 4. Information on the Company — B. Business Overview — Regulation — Tax Regulations — PRC Enterprise Income Tax."

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

Restrictions on currency exchange or outbound capital flows may limit our ability to utilize our PRC revenue effectively.

Substantially all of our revenue is denominated in Renminbi. The Renminbi is currently convertible under the "current account," which includes dividends, trade and service-related foreign exchange transactions, but requires approval from or registration with appropriate government authorities or designated banks under the "capital account," which includes foreign direct investment and loans, including loans we may secure from our onshore subsidiaries or variable interest entities. Currently, our PRC subsidiaries, that are foreign invested enterprises, may purchase foreign currency for settlement of "current account transactions," including payment of dividends to us, without the approval of SAFE by complying with certain procedural requirements. However, the relevant PRC governmental authorities may limit or eliminate our ability to purchase foreign currencies in the future for current account transactions.

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

  •
  investments in targets that are unrelated to onshore parent's main business; and

  •
  investments with abnormal sources of Renminbi funding suspected to be involved in illegal transfer of assets or illegal operation of underground banking.

On January 26, 2017, SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, which tightened the authenticity and compliance verification of cross-border transactions and cross-border capital flow. See "Item 4. Information on the Company — B. Business Overview — Regulation — Regulation of Foreign Exchange and Dividend Distribution — Foreign Exchange Regulation." In addition, the Outbound Investment Sensitive Industry Catalogue (2018) lists certain sensitive industries that are subject to NDRC pre-approval requirements prior to remitting investment funds offshore, which subjects us to increased approval requirements and restrictions with respect to our overseas investment activity. Since a significant amount of our PRC revenue is denominated in Renminbi, any existing and future restrictions on currency exchange or outbound capital flows may limit our ability to utilize revenue generated in Renminbi to fund our business activities outside of the PRC, make investments, service any debt we may incur outside of China or pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

Fluctuations in exchange rates could result in foreign currency exchange losses to us.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. In August 2015, the People's Bank of China, or PBOC, changed the way it calculates the mid-point price of Renminbi against the U.S. dollar, requiring the market-makers who submit for reference rates to consider the previous day's closing spot rate, foreign-exchange demand and supply as well as changes in major currency rates. In 2017, the value of the Renminbi appreciated by approximately 6.3% against the U.S. dollar; and in 2018, the Renminbi depreciated by approximately 5.7% against the U.S. dollar. From the end of 2018 through the end of April 2019, the value of the Renminbi appreciated by approximately 2.0% against the U.S. dollar. It is difficult to predict how market forces or PRC or U.S. government policy, including any interest rate increases by the Federal Reserve, may impact the exchange rate between the Renminbi and the U.S. dollar in the future. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, including from the U.S. government, which has threatened to label China as a "currency manipulator," which could result in greater fluctuation of the Renminbi against the U.S. dollar.

A substantial percentage of our revenues and costs are denominated in Renminbi, and a significant portion of our financial assets are also denominated in Renminbi while the majority of our debt is denominated in dollars. We are a holding company and we rely on dividends, loans and other distributions on equity paid by our operating subsidiaries in China. Any significant fluctuations in the value of the Renminbi may materially and adversely affect our liquidity and cash flows. If we decide to convert our Renminbi into U.S. dollars for the purpose of repaying principal or interest expense on our outstanding U.S. dollar-denominated debt, making payments for dividends on our ordinary shares or ADSs or other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount we would receive. Conversely, to the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive. From time to time we enter into hedging activities with regard to exchange rate risk. There can be no assurance that our hedging activities will successfully mitigate these risks adequately or at all, and in addition hedging activities may result in greater volatility in our financial results.

The audit report included in this annual report is prepared by auditors who are not inspected fully by the Public Company Accounting Oversight Board and, accordingly, our shareholders are deprived of the benefits of this inspection.

As an auditor of companies that are publicly traded in the United States and a firm registered with the Public Company Accounting Oversight Board, or PCAOB, PricewaterhouseCoopers is required under the laws of the United States to undergo regular inspections by the PCAOB. However, because we have substantial operations within the People's Republic of China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese government authorities, our auditor and its audit work are not currently inspected fully by the PCAOB. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. The joint statement reflects a heightened interest in an issue that has concerned U.S. regulators in recent years. However, it remains unclear what further actions the SEC and PCAOB will take to address the problem.

Inspections of other auditors conducted by the PCAOB outside of China have at times identified deficiencies in those auditors' audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality.

The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor's audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

Restrictions on the direct production of audit work papers to foreign regulators could result in our financial statements being determined to not be in compliance with the requirements of the Exchange Act.

In late 2012, the SEC commenced administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the mainland Chinese affiliates of the "big four" accounting firms, including the affiliate of our auditor, and also against Dahua, the former BDO affiliate in China. The Rule 102(e) proceedings initiated by the SEC related to the failure of these firms to produce documents, including audit work papers, in response to the request of the SEC pursuant to Section 106 of the Sarbanes-Oxley Act of 2002, as the auditors located in China are not in a position lawfully to produce documents directly to the SEC because of restrictions under PRC law and specific directives issued by the CSRC. The issues raised by the proceedings are not specific to the Chinese affiliate of our auditor or to us, but potentially affect equally all PCAOB-registered audit firms based in China and all businesses based in China (or with substantial operations in China) with securities listed in the United States. In addition, auditors based outside of China are subject to similar restrictions under PRC law and CSRC directives in respect of audit work that is carried out in China that supports the audit opinions issued on financial statements of entities with substantial China operations.

In February 2015, each of the "big four" accounting firms in China agreed to a censure and to pay a fine to the SEC to settle the dispute with the SEC. The settlement stayed the current proceeding for four years, during which time the firms were required to follow detailed procedures to seek to provide the SEC with access to Chinese firms' audit documents via the CSRC. If a firm were not to follow the procedures, the SEC would impose penalties such as suspensions, or commence a new, expedited administrative proceeding against the non-compliant firm or it could restart the administrative proceeding against all four firms. In addition, the limitations imposed by the PRC on the production of workpapers reflecting audit work performed in the PRC could likewise result in the imposition of penalties on our independent registered public accounting firm by the PCAOB or the SEC, such as suspensions of our audit firm's ability to practice before the SEC. Under the terms of the settlement, the underlying proceeding against the "big four" accounting firms in China was deemed dismissed with prejudice four years after entry of the settlement. The fourth anniversary of the settlement was on February 6, 2019. We cannot predict if the SEC will further challenge the four firms as to their compliance with U.S. law in connection with U.S. regulatory requests for audit work papers, or if the results of the challenge would result in the SEC imposing penalties, such as suspensions. If any additional remedial measures are imposed on the Chinese affiliates of the "big four" accounting firms, including our independent registered public accounting firm, we could be unable to timely file future financial statements in compliance with the requirements of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act.

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

The trading price of our ADSs has been and is likely to continue to be volatile and could fluctuate widely in response to a variety of factors, many of which are beyond our control. For example, the high and low sale prices of our ADSs in fiscal year 2019 were US$211.70 and US$129.77, respectively. In addition, the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States may affect the volatility in the price of and trading volumes for our ADSs. Some of these companies have experienced significant volatility, including significant price declines after their initial public offerings. The trading performances of these PRC companies' securities at the time of or after their offerings may affect the overall investor sentiment towards other PRC companies listed in the United States and consequently may impact the trading performance of our ADSs. In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for specific business reasons, including:

  •
  variations in our results of operations or earnings that are not in line with market or research analyst expectations or changes in financial estimates by securities research analysts;

  •
  publication of operating or industry metrics by third parties, including government statistical agencies, that differ from expectations of industry or financial analysts;

  •
  announcements made by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures or capital commitments;

  •
  press and other reports, whether or not true, about our business, including negative reports published by short sellers, regardless of their veracity or materiality to our company;

  •
  litigation and regulatory allegations or proceedings that involve us;

  •
  changes in pricing we or our competitors adopt;

  •
  additions to or departures of our management;

  •
  actual or perceived general industry, regulatory, economic and business conditions and trends in China and globally, due to various reasons, including changes in geopolitical landscape, as some investors or analysts may invest in or value our ADSs based on the economic performance of the Chinese economy, which may not be correlated to our financial performance;

  •
  fluctuations of exchange rates between the Renminbi and the U.S. dollar;

  •
  sales or perceived potential sales or other dispositions of existing or additional ordinary shares or ADSs or other equity or equity-linked securities; and

  •
  the creation by our major shareholders of vehicles that hold our ordinary shares.

Any of these factors may result in large and sudden changes in the volume and trading price of our ADSs. In addition, the stock market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies and industries. These fluctuations may include a so-called "bubble market" in which investors temporarily raise the price of the stocks of companies in certain industries, such as the e-commerce industry, to unsustainable levels. These market fluctuations may significantly affect the trading price of our ADSs. In the past, following periods of volatility in the market price of a company's securities, shareholders have often instituted securities class action litigation against that company. We were named as a defendant in certain purported shareholder class action lawsuits described in "Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal and Administrative Proceedings." The litigation process may utilize a material portion of our cash resources and divert management's attention from the day-to-day operations of our company, all of which could harm our business. If adversely determined, the class action suits may have a material adverse effect on our financial condition and results of operations.

Substantial future sales or perceived potential sales of our ADSs, ordinary shares or other equity or equity-linked securities in the public market could cause the price of our ADSs to decline significantly.

Sales of our ADSs, ordinary shares or other equity or equity-linked securities in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline significantly. As of March 31, 2019, we had 2,587,059,572 ordinary shares outstanding, and 1,713,232,408 of our ordinary shares were represented by ADSs. All of our ordinary shares represented by ADSs were freely transferable by persons other than our affiliates without restriction or additional registration under the Securities Act of 1933, or the Securities Act. The ordinary shares held by our affiliates and other shareholders are also available for sale, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act, under sales plans adopted pursuant to Rule 10b5-1 or otherwise.

On May 15, 2019, Altaba, one of our principal shareholders, announced that it intends to commence sales of our shares on May 20, 2019. Altaba stated that it intends to sell no more than 50% of the Company's shares it holds prior to receiving stockholder approval of its previously announced plan to liquidate and dissolve the Altaba entity pursuant to voluntary liquidation and dissolution. Altaba's stockholder meeting to vote on the plan is scheduled to be held on June 27, 2019. In addition, Altaba expects to file its certificate of dissolution during the third or fourth quarter of 2019, although this filing may be delayed by Altaba's board in its sole discretion. Altaba stated that it intends to sell all of its shares in us if the plan is approved at the stockholder meeting, although Altaba has stated that the timing and method of sales, and other related transaction considerations will be determined at its discretion, and the plan is subject to change based on prevailing market conditions and other factors. If Altaba, or any vehicles that have been created or may be created to hold our shares, among other assets, takes any further steps to divest itself of all or a portion of its holdings in our ordinary shares in the form of ADSs in the public market, including through its announced plan of liquidation and dissolution and through periodic small-scale sales, this could cause the price of our ADSs to decline significantly.

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

We are exempted from certain corporate governance requirements of the New York Stock Exchange by virtue of being a foreign private issuer. We are required to provide a brief description of the significant differences between our corporate governance practices and the corporate governance practices required to be followed by domestic U.S. companies listed on the New York Stock Exchange. The standards applicable to us are considerably different than the standards applied to domestic U.S. issuers. For instance, we are not required to:

  •
  have a majority of the board be independent (although all of the members of the audit committee must be independent under the Exchange Act);

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

We may conduct a public offering and/or listing of our shares on a stock exchange in China in the future. We have not set a specific timetable or decided on any specific form for an offering in China and may not ultimately conduct an offering and listing. The precise timing of the offering and/or listing of our shares in China would depend on a number of factors, including relevant regulatory developments and market conditions. If we complete a public offering or listing in China, we would become subject to the applicable laws, rules and regulations governing public companies listed in China, in addition to the various laws, rules and regulations that we are subject to in the United States as a reporting company. The listing and trading of our shares in multiple jurisdictions and multiple markets may lead to increased compliance costs for us, and we may face the risk of significant intervention by regulatory authorities in these jurisdictions and markets.

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

Our shareholders may face difficulties in protecting their interests, and their ability to protect their rights through the federal courts may be limited because we are incorporated under Cayman Islands law, we conduct substantially all of our operations in China and most of our directors and substantially all of our executive officers reside outside the United States.

We are incorporated in the Cayman Islands and conduct substantially all of our operations in China through our wholly-owned entities and variable interest entities. Most of our directors and substantially all of our executive officers reside outside the United States and a substantial portion of their assets are located outside of the United States. As a result, it may be difficult or impossible for our shareholders (including holders of ADSs) to bring an action against us or against these individuals in the Cayman Islands or in China in the event that they believe that their rights have been infringed under the securities laws of the United States or otherwise. Even if shareholders are successful in bringing an action of this kind, the laws of the Cayman Islands and China may render them unable to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States or China, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

Our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and by the Companies Law (2018 Revision) and common law of the Cayman Islands. The rights of shareholders to take legal action against us and our directors, actions by minority shareholders and the fiduciary duties of our directors are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which provides persuasive, but not binding, authority in a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States and provides significantly less protection to investors. In addition, shareholders in Cayman Islands companies may not have standing to initiate a shareholder derivative action in U.S. federal courts.

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

Our fee-shifting provision may dissuade or discourage our shareholders (and their attorneys) from initiating lawsuits or claims against us or may impact the fees, contingency or otherwise, required by attorneys to represent our shareholders. Fee-shifting provisions such as ours are relatively new and untested. There can be no assurance that we will or will not invoke our fee-shifting provision in any particular dispute, or that we will be successful in obtaining fees if we choose to invoke the provision.

As a result of the foregoing, our public shareholders may have more difficulty in protecting their interests through actions against us, our management, our directors or our major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

The voting rights of holders of our ADSs are limited by the terms of the deposit agreement.

Holders of our ADSs may exercise their voting rights with respect to the ordinary shares underlying their ADSs only in accordance with the provisions of the deposit agreement. Upon receipt of voting instructions from them in the manner set forth in the deposit agreement, the depositary for our ADSs will endeavor to vote their underlying ordinary shares in accordance with these instructions. Under our articles of association, the minimum notice period required for convening a general meeting is ten days. When a general meeting is convened, holders of our ADSs may not receive sufficient notice of a shareholders' meeting to permit them to withdraw their ordinary shares to allow them to cast their votes with respect to any specific matter at the meeting. In addition, the depositary and its agents may not be able to send voting instructions to holders of our ADSs or carry out their voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to holders of our ADSs in a timely manner, but they may not receive the voting materials in time to ensure that they can instruct the depositary to vote the ordinary shares underlying their ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any vote. As a result, holders of our ADSs may not be able to exercise their rights to vote and they may lack recourse if the ordinary shares underlying their ADSs are not voted as they requested.

The depositary for our ADSs will give us a discretionary proxy to vote our ordinary shares underlying the ADSs if holders of these ADSs do not give voting instructions to the depositary, except in limited circumstances, which could adversely affect the interests of holders of our ADSs.

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

While we do not believe we are or will become a passive foreign investment company, or PFIC, there can be no assurance that we were not a PFIC in the past and will not become a PFIC in the future. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, we will be classified as a PFIC for United States federal income tax purposes if either: (i) 75% or more of our gross income in a taxable year is passive income, or (ii) the average percentage of our assets by value in a taxable year that produce or are held for the production of passive income (which includes cash) is at least 50%. The calculation of the value of our assets will be based, in part, on the quarterly market value of our ADSs, which is subject to change. See "Item 10. Additional Information — E. Taxation — Material United States Federal Income Tax Considerations — Passive Foreign Investment Company."

Although we do not believe we were or will become a PFIC, it is not entirely clear how the contractual arrangements between us and our variable interest entities will be treated for purposes of the PFIC rules. If it were determined that we do not own the stock of our variable interest entities for United States federal income tax purposes (for example, because the relevant PRC authorities do not respect these arrangements), we may be treated as a PFIC. See "Item 10. Additional Information — E. Taxation — Material United States Federal Income Tax Considerations — Passive Foreign Investment Company."

If we were or were to become a PFIC, adverse United States federal income tax consequences to our shareholders that are United States investors could result. For example, if we are a PFIC, our United States investors will become subject to increased tax liabilities under United States federal income tax laws and regulations and will become subject to burdensome reporting requirements. There can be no assurance that we were not or will not become a PFIC for any taxable year. You are urged to consult your own tax advisors concerning United States federal income tax consequence on the application of the PFIC rules. See "Item 10. Additional Information — E. Taxation — Material United States Federal Income Tax Considerations — Passive Foreign Investment Company."

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

  •
  Taobao China Holding Limited, a limited liability company incorporated under the laws of Hong Kong, which is the direct wholly-owned subsidiary of Taobao Holding Limited and the direct holding company of certain PRC subsidiaries relating to Taobao Marketplace and Tmall.

  •
  Taobao (China) Software Co., Ltd., a limited liability company incorporated under the laws of the PRC, which is an indirect subsidiary of Taobao Holding Limited and one of our wholly-owned entities, and provides software and technology services for Taobao Marketplace.

  •
  Zhejiang Tmall Technology Co., Ltd., a limited liability company incorporated under the laws of the PRC, which is an indirect subsidiary of Taobao Holding Limited and one of our wholly-owned entities, and provides software and technology services for Tmall.

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

We have a demonstrated track record of successful organic business creation. In addition to organic growth, we have made, or have entered into agreements to make strategic investments, acquisitions and alliances that are intended to further our strategic objectives. See "Item 5. Operating and Financial Review and Prospects — A. Operating Results — Recent Investment, Acquisition and Strategic Alliance Activities" for more information.

Share Repurchase Program

In May 2017, we announced the adoption of a share repurchase program in an aggregate amount of up to US$6.0 billion over a period of two years, or the 2017 Share Repurchase Program. We have repurchased approximately 10.9 million of our ADSs for a total of approximately US$1.57 billion on the open market under a purchase plan adopted to implement the 2017 Share Repurchase Program. See "Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers." The 2017 Share Repurchase Program expired as of the date of this annual report. In May 2019, our board of directors authorized a new share repurchase program for an amount of up to US$6.0 billion over a period of another two years.

B.  Business Overview

Our Mission

Our mission is to make it easy to do business anywhere.

Our founders started our company to champion small businesses, in the belief that the Internet would level the playing field by enabling small enterprises to leverage innovation and technology to grow and compete more effectively in domestic and global economies. We believe that concentrating on customer needs and solving their problems — whether those customers are consumers, merchants or enterprises — ultimately will lead to the best outcome for our business. We have developed a large digital economy that enables participants to create and share value on our platforms. Our decisions are guided by how they serve our mission over the long term, not by the pursuit of short-term gains.

Our Vision

We aim to build the future infrastructure of commerce. We envision that our customers will meet, work and live at Alibaba, and that we will be a company that lasts at least 102 years.

Meet @ Alibaba.    We enable commercial and social interactions among hundreds of millions of users, between consumers and merchants, and among businesses every day.

Work @ Alibaba.    We empower our customers with the fundamental infrastructure for commerce and new technology, so that they can build businesses and create value that can be shared among our digital economy participants.

Live @ Alibaba.    We strive to expand our products and services to become central to the everyday lives of our customers.

As we continue to expand our businesses from commerce to cloud computing, digital media and entertainment, among other sectors, Alibaba has evolved into a digital economy that is unique, energetic and innovative. By the year 2036, we aim to have served 2 billion global consumers, empowered 10 million profitable businesses and created 100 million jobs.

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

Company Overview

To fulfill our mission "to make it easy to do business anywhere," we enable businesses to transform the way they market, sell and operate and improve their efficiencies. We provide the technology infrastructure and marketing reach to help merchants, brands and other businesses to leverage the power of new technology to engage with their users and customers and operate in a more efficient way.

Our businesses are comprised of core commerce, cloud computing, digital media and entertainment, and innovation initiatives. In addition, Ant Financial, an unconsolidated related party, provides payment and financial services to consumers and merchants on our platforms. A digital economy has developed around our platforms and businesses that consists of consumers, merchants, brands, retailers, third-party service providers, strategic alliance partners and other businesses.

Core Commerce

  Retail Commerce

  Retail commerce in China

We are the largest retail commerce business in the world in terms of GMV in the twelve months ended March 31, 2019, according to Analysys. We operate Taobao Marketplace, China's largest mobile commerce destination with a large and growing social community, and Tmall, the world's largest third-party online and mobile commerce platform for brands and retailers, in each case in terms of GMV in the twelve months ended March 31, 2019, according to Analysys. In fiscal year 2019, we generated approximately 66% of our revenue from our retail commerce business in China.

We have introduced New Retail initiatives to reengineer the fundamentals of retail operations and transform the retail landscape. New Retail represents the convergence of online and offline retail by leveraging digitalized operating systems, in-store technology, supply chain systems, consumer insights and mobile ecosystem to provide a seamless shopping experience for consumers. For example, we operate Freshippo, known as "Hema" in Chinese, our proprietary grocery retail chain. Freshippo exemplifies the creation of a new shopping experience through the convergence of online and offline activities by using retail stores to warehouse and fulfill online orders in addition to offering a rich and fun experience for customers who shop in-store.

  Retail commerce — cross-border and global

We operate Lazada's leading e-commerce platform across Southeast Asia with local language mobile apps and websites in Indonesia, Malaysia, the Philippines, Singapore, Thailand and Vietnam. AliExpress, one of our global retail marketplaces, enables consumers from around the world to buy directly from manufacturers and distributors in China and around the world. Tmall Global allows overseas brands and retailers to reach Chinese consumers, and is the largest import e-commerce platform in China based on GMV in the twelve months ended March 31, 2019, according to Analysys. Additionally, Tmall World, a Chinese-language e-commerce platform, allows overseas Chinese consumers to shop directly from Chinese domestic brands and retailers. In fiscal year 2019, we also acquired Trendyol in Turkey, and Daraz, which primarily operates in Pakistan and Bangladesh. Both Trendyol and Daraz operate leading e-commerce platforms in their respective markets.

  Wholesale Commerce

  Wholesale commerce in China

1688.com, China's leading integrated domestic wholesale marketplace in 2018 by revenue, according to Analysys, connects wholesale buyers and sellers in a wide range of categories. Lingshoutong ( ), a digital sourcing platform for retailers, connects fast moving consumer goods, or FMCG, brand manufacturers and their distributors directly to local mom-and-pop stores in China.

  Wholesale commerce — cross-border and global

We operate Alibaba.com, China's largest integrated international online wholesale marketplace in 2018 by revenue, according to Analysys. As of March 31, 2019, buyers on Alibaba.com were located in over 190 countries.

  Logistics Services

We operate Cainiao Network's logistics data platform and global fulfillment network that primarily leverages the capacity and capabilities of logistics partners. It offers domestic and international one-stop-shop logistics services and supply chain management solutions, fulfilling various logistics needs of merchants and consumers at scale, serving our digital economy and beyond. We use Cainiao Network's data insights and technology to facilitate the digitalization of the entire warehousing, fulfillment and delivery process, thereby improving efficiency across the logistics value chain. For example, it provides real-time access to data for merchants to better manage their inventory and warehousing, for consumers to track their orders, and for express courier companies to optimize delivery routes.

  Consumer Services

We use mobile and online technology to enhance the efficiency, effectiveness and convenience of consumer services for both service providers and their customers. We utilize this technology in Ele.me, a leading on-demand delivery and local services platform, to enable consumers to order food and beverages through a mobile app anytime and anywhere. Koubei, a leading restaurant and local services guide platform for in-store consumption, provides targeted marketing tools for merchants and allow consumers to discover local services content. Fliggy, a leading online travel platform, provides comprehensive services for consumers' travel needs.

Cloud Computing

Alibaba Cloud is the world's third largest, and Asia Pacific's largest, Infrastructure-as-a-Service, or IaaS, and Infrastructure Utility Services provider by revenue in 2018, according to Gartner's April 2019 report (Source: Gartner, Market Share: IT Services, 2018, Dean Blackmore et al., April 8, 2019) (Asia Pacific refers to Mature Asia/Pacific, Greater China, Emerging Asia/Pacific and Japan). Alibaba Cloud is also China's largest provider of public cloud services by revenue in 2018, including Platform-as-a-Service, or PaaS, and IaaS services, according to IDC (Source: IDC Semiannual Public Cloud Services Tracker, 2018). Alibaba Cloud offers a complete suite of cloud services, including elastic computing, database, storage, network virtualization services, large scale computing, security, management and application services, big data analytics, a machine learning platform, and IoT services, serving our digital economy and beyond.

Digital Media and Entertainment

Digital media and entertainment is a natural extension of our strategy to capture consumption beyond our core commerce businesses. Insights we gain from our core commerce business and our proprietary data technology enable us to deliver relevant digital media and entertainment content to consumers. This synergy delivers a superior entertainment experience, increases customer loyalty and return on investment for enterprises, and improves monetization for content providers across the digital economy.

Youku, the third largest online video platform in China in terms of monthly active users in March 2019, according to QuestMobile, and UC Browser, one of the top mobile browsers in the world, according to Stat Counter (http://gs/statcounter.com), serve as our two key distribution platforms for digital media and entertainment content. In addition, to further implement our digital media and entertainment strategies, we increased our shareholding in Alibaba Pictures, an Internet-driven integrated platform that covers content production, promotion and distribution, intellectual property licensing and integrated management, cinema ticketing management and data services for the entertainment industry, to approximately 51% in fiscal year 2019. Youku, UC Browser, Alibaba Pictures and our other content platforms, such as news feeds, literature and music, allow users to discover and consume content as well as interact with each other.

Innovation Initiatives

We continue to innovate and develop new service offerings and products with the goals of meeting the needs and improving efficiency in the daily lives of our customers and creating synergies among our digital economy participants. Amap, the largest provider of mobile digital map, navigation and real-time traffic information in China by monthly active users in March 2019, according to QuestMobile, empowers our businesses and third-party mobile apps through its map data technology. Amap also provides a simple one-stop access point to end-users with services such as navigation, food delivery and taxi-hailing services. To enhance communication and efficiency of our business enterprise customers, DingTalk, the largest business efficiency app in China by monthly active users in March 2019, according to QuestMobile, enables communication in multiple formats, workflow management and network collaboration among team members and enterprises, all in a single interface. Through Tmall Genie, the No. 1 smart speaker in China by shipments in 2018, according to IDC (Source: IDC China Quarterly Smart Home Device Tracker, Fourth Quarter 2018), we have created a new and interactive interface for our customers to easily access services offered by our digital economy participants.

Our Digital Economy

A digital economy has developed around our platforms and businesses that consists of consumers, merchants, brands, retailers, third-party service providers, strategic alliance partners and other businesses. At the nexus of this digital economy are our technology platform, our marketplace rules and the role we play in connecting these participants to make it possible for them to discover, engage and transact with each other and manage their businesses anytime and anywhere. Much of our effort, time and energy is spent on initiatives that are for the greater good of the digital economy and on balancing the interests of its participants. We feel a strong responsibility for the continued development of the digital economy and we take ownership in this development. Accordingly, we refer to this as "our digital economy." Our digital economy has strong self-reinforcing network effects benefitting its various participants, who are in turn invested in our digital economy's growth and success.

The following chart sets forth the key businesses and services provided by us and Ant Financial, our major cooperation partner.

*
We do not consolidate Ant Financial in our financial statements.

Our Strategies

We will continue to innovate in the areas of business models, products and services, and technology to create value for both consumers and businesses. We formulate and evolve strategies that aim to best serve consumers' and businesses' interests.

User Growth and Engagement

We look at our businesses and service and product offerings through the lens of our users. To cater to each user's personal needs, we aim to expand and make available a broad range of products and services across our digital economy, including physical and virtual goods, local consumer services, travel, media and entertainment, healthcare and financial services, among others.

We intend to further address the consumption needs of users in less developed cities and rural areas, and to provide individuals at different income levels with access to quality merchandise and services suitable to their consumption capabilities.

We also intend to make our offerings available to more users outside of China as we implement our globalization initiatives. Starting with Southeast Asia, we aim to serve users around the world with localized operations, as well as cross-border commerce with access to Chinese manufacturers and consumers.

Empower Businesses to Facilitate Digital Transformation and Improve Operational Efficiency

Our diverse commerce platforms and extensive consumer insights, combined with our cloud computing technologies, New Retail supply-chain management and sales and marketing systems form a critical foundation that facilitate digital transformation for businesses. We refer to this foundation as the Alibaba Business Operation System ("ABOS").

ABOS allows us to enable the participants in our digital economy with our proprietary capabilities and know-how. To date, we have already enabled the transformation of the business operations, technology infrastructure and organizational systems of many of our enterprise customers. The enterprises that have leveraged our ABOS have already benefited from integrated online and offline operations, effective customer engagement, acquisition and retention, speedy delivery, innovative utilization of retail space, enhanced operating efficiencies and new business models.

ABOS currently serves a wide variety of businesses in our digital economy. We intend to make ABOS available to a broader range of enterprise customers in the future.

Continue to Innovate

We will continue to be an innovator in products and technology as well as an enabler of new business models. Traditionally unstructured, undiscovered and underutilized data can now be captured, activated and leveraged as a new source of intelligence that supports business growth and decisions, driving improved operating efficiency and targeted offerings to meet consumer needs.

With cloud computing as an easily accessible and scalable service, and data as a value-enhancing resource, we believe that new technology will play a fundamental role in social and commercial interactions. With a strong commitment to data security and privacy, we will continue to apply machine learning technology to all aspects of our business and invest in our cloud computing platform to support our own and our customers' businesses.

Our Businesses

Core Commerce

Our core commerce business is comprised of the following businesses:

  •
  Retail commerce in China;

  •
  Retail commerce — cross-border and global;

  •
  Wholesale commerce in China;

  •
  Wholesale commerce — cross-border and global;

  •
  Logistics services; and

  •
  Consumer services.

  Retail Commerce in China

Our retail commerce business in China, empowered by our commerce technologies and services, is primarily comprised of Taobao Marketplace, Tmall, New Retail initiatives and Alibaba Health. Together, they have become an important part of the everyday lives of Chinese consumers, as evidenced by the 654 million annual active consumers we had on our China retail marketplaces in the twelve months ended March 31, 2019.

  Value Proposition to Consumers

Our retail commerce businesses in China offer the following value propositions to consumers:

  •
  Broad selection.  We offer a comprehensive selection of products and services. Our China retail marketplaces had over two billion product and service listings as of March 31, 2019. Our consumer services and New Retail initiatives through Freshippo and Intime and cooperation with Sun Art further enhance the richness of our offerings.

  •
  Convenience.  As our technology and innovation gradually eliminate the boundaries between online and offline commerce, consumers increasingly enjoy a seamless shopping experience anytime, anywhere.

  •
  Engaging, personalized experience.  Our Taobao app and Tmall app provide consumers with a unique social commerce experience through highly relevant content, personalized shopping recommendations, live streaming, short-form videos, social media, buyer community Q&As, and other opportunities for social engagement.

  •
  Value for money.  Our marketplace business model ensures that merchants offer competitive prices to consumers.

  •
  Merchant quality.  Consumers can rate a merchant after completion of a transaction on Taobao Marketplace, Tmall and a number of our other platforms based on whether the product or service matches its description, the merchant's service level and delivery timeliness. Consumer feedback is factored into the search algorithm that determines the merchant's ranking on the search results pages of our China retail marketplaces and other platforms, including our consumer services platforms.

  •
  Authentic products.  Consumers can expect products purchased from our China retail marketplaces and a number of our other platforms to be protected by merchant quality ratings, clear refund and return policies and the Alipay escrow system. These protections are especially valuable in less developed areas where it has been difficult to distribute and purchase authentic branded products.

Our ability to offer and deliver value has driven increased consumer engagement over time. Generally, the longer consumers have been with us, the larger number of orders they tend to place, across a more diverse range of product categories, and the more they tend to spend on our China retail marketplaces. In addition, we believe our platforms appeal to a growing and increasingly-diversified consumer base, including those at different income levels. In fiscal year 2018, more than 100 million annual active consumers spent more than RMB10,000 on our China retail marketplaces and 98% of these consumers continued to be active in fiscal year 2019. Furthermore, consumers from less developed areas are important growth drivers of our user base, contributing to more than 70% of the increase in our annual active consumers on our China retail marketplaces in fiscal year 2019. While there has been an increasing number of active consumers from less developed areas, the overall average number of orders and amount spent (excluding those related to insurance) per annual active consumer on China retail marketplaces remained relatively stable.

  Value Proposition to Merchants

With data and technology, we are committed to enabling merchants, brands and retailers by delivering the following value propositions:

  •
  Customer acquisition, engagement and retention.  In March 2019, the various mobile apps that consumers use to access our China retail marketplaces had 721 million mobile MAUs. In addition, our China retail marketplaces had 654 million annual active consumers for the twelve months ended March 31, 2019, representing an unparalleled amount of purchasing power. Our consumer services and New Retail initiatives further allow us to engage a broader consumer base and drive user loyalty. Consumers come to our platforms with strong commercial intent, which drives high conversion rates and return on investment for merchants, brands, retailers and other service providers. The consumer behavior data from our platforms enable merchants, brands, retailers and other service providers to more effectively acquire, engage and retain customers, through campaign testing, targeted marketing and personalized user interface.

  •
  Brand identity.  Brands use their Tmall storefronts to showcase their own brands and build brand proposition and awareness. They leverage the multi-media capabilities of our platforms, such as social media, videos and dynamic graphics, to tell their unique brand stories. Brands are increasingly recognizing us as the top marketing platform, where they can optimize the life-time value of their customers, both online and offline.

  •
  Efficient operations.  Merchants, brands and retailers use our commerce technologies and services to improve their sales channels, marketing, supply chain management and logistics, as well as our cloud computing services to lower their technology costs.

  •
  New consumer experience.  We offer mobile and enterprise technology to enable merchants, brands and retailers to offer consumers a seamless online and in-store shopping experience. These solutions integrate online and offline inventory, membership and services that enable merchants, brands and retailers to fulfill online orders with store-based inventories (through store pick-up or delivery from the nearest stores) and allow consumers to purchase a wide variety of products not in stock in stores.

  •
  Consumer insights.  Consumers come to our platforms to browse for ideas, look for new trends, receive merchant and product updates, compare products, share shopping experiences and to be entertained. Consumer actions on our platforms, such as searching, browsing, reading news feeds, bookmarking and adding products to shopping carts, generate valuable data about user intentions. We focus heavily on protecting the privacy and security of consumer-derived data. The consumer insights provided by these actions are unique to our platforms and are not easy for merchants to obtain anywhere else.

  Taobao Marketplace

Taobao means "search for treasure" in Chinese. Through the Taobao app and the website at www.taobao.com, we have positioned Taobao Marketplace as the starting point and destination portal for the shopping journey. Consumers from both large cities and less developed areas come to Taobao Marketplace to enjoy an engaging, personalized shopping experience, optimized by our big data analytics. Through highly relevant and engaging content and real-time updates from merchants, consumers can learn about products and new trends. They can also interact with each other and their favorite merchants and key opinion leaders. Taobao Marketplace has a broad offering of interactive features such as live broadcast and short-form videos. Taobao Marketplace is China's largest mobile commerce destination, with a large and growing social community, in terms of GMV for the twelve months ended March 31, 2019, according to Analysys.

Taobao Marketplace provides a top-level traffic funnel that directs users to the various marketplaces, channels and features within our digital economy. For example, a search result on Taobao Marketplace displays listings not only from Taobao Marketplace merchants but also from Tmall merchants and brands, thereby generating traffic for Tmall.

Below is a visual presentation of various features of the Taobao app:

Taobao App — Homepage

Taobao app offers a unique social commerce experience through highly relevant content, personalized shopping recommendations and opportunities for social engagements

 Taobao App — Personalized Shopping Experience

Consumers see targeted content based on relevancy

 Taobao App — Rich and Engaging Content for Consumers

Consumers come to Taobao app to discover new trends and browse for ideas

 Taobao App — Enabling Merchants to Engage with Consumers

Taobao app offers features like live streaming, short-form videos and social media which allow merchants to engage with consumers beyond their storefronts

 Taobao App — Enabling Massive Consumer Base to Interact with One Another

Interest-based interactive platform for consumers to share shopping experiences, interact with one another and answer each other's questions

Your Advice Please – Buyer Community Q&A

Filter questions by platform-generated tags, e.g. functionality, energy efficiency, ease of installation, etc.
Question: How long is one washing cycle?
Similar questions are automatically grouped and categorized by tags
Submit a question to thousands of people who have purchased this product
Question: How long is one washing cycle?
Around 2 hours.
Rate usefulness of comment
Comment on answer
Give advice
Access "Your Advice Please" from the product detail page
Join discussions to give advice and interact with other users
¥2999
¥3699

Taobao Marketplace is also the entry point to various specific product and service categories beyond general merchandise, such as second-hand auctions, and online travel booking, which may also be accessed through their respective independent mobile apps.

Merchants on Taobao Marketplace are primarily individuals and small businesses. Merchants can create storefronts and listings on Taobao Marketplace free of charge. The escrow payment services provided by Alipay are free of charge to consumers and merchants unless payment is funded through a credit product such as a credit card, in which case Alipay charges a fee to the merchant based on the related bank fees charged to Alipay. Taobao Marketplace merchants can purchase pay-for-performance, or P4P, and display marketing services to direct traffic to their storefronts. In addition, merchants can acquire additional traffic from third-party marketing affiliates. Taobao Marketplace merchants can also pay for advanced storefront software that helps to upgrade, decorate and manage their online storefronts.

  Tmall

Tmall caters to consumers' ever-growing demand for high-quality products and premium shopping experience. A large number of international and Chinese brands and retailers have established storefronts on Tmall. We have positioned Tmall as a trusted platform for consumers in China and overseas to buy both homegrown and international-branded products as well as products not available in traditional retail outlets. As the brands and offerings on Tmall continue to grow and diversify, we have been able to more accurately target and meet different consumer demands. In the twelve months ended March 31, 2019, Tmall was the largest third-party online and mobile commerce platform for brands and retailers in the world in terms of GMV, according to Analysys, and continues to grow quickly.

In 2009, Tmall pioneered the 11.11 global shopping festival. 11.11 has become the most important shopping event in China and we believe it generated the highest one-day retail sales volume in the world in 2018. On November 11, 2018, our China retail marketplaces and AliExpress generated GMV of RMB213.5 billion (US$30.8 billion) settled within a 24-hour period, reflecting the strength of our infrastructure and the scale of our entire digital economy in China and around the world.

Tmall is the partner of choice for brands. Brands and retailers operate their own stores on the Tmall platform with unique brand identities and look and feel, accompanied by full control over their own branding and merchandising. As of March 31, 2019, there were over 190,000 brands and merchants on Tmall, including 77% of the consumer brands ranked in the Forbes Top 100 World's Most Valuable Brands for 2019. Because of the presence of a large number of global brands and the stringent standards required for merchants, brands and retailers to join and operate on Tmall, a presence on Tmall has become a validation of quality, allowing merchants, brands and retailers to take advantage of our significant traffic to extend and build brand awareness and customer engagement. Major international brands that have physical operations in China are well represented on Tmall.

Brands and retailers turn to Tmall not only for its broad user base, but also for its data insights and technology. Tmall has driven the digitalization and transformation of brands and retailers by enabling them to digitalize their operations, engage, acquire and retain consumers, increase brand recognition, innovate product offerings, manage supply chains and enhance operational efficiency. Tmall also offers a variety of one-stop brand marketing and promotional products to help brands and retailers quickly acquire new users and enhance brand awareness.

We also seek to build our mind-share among consumers to position Tmall as the premier shopping destination for everyday items, highlighting value and convenience. Consumer electronics, apparel and FMCG are among Tmall's most popular product categories, which are growing quickly. We have also strengthened consumer recognition of Tmall's value proposition in consumer electronics and home appliances through promotional events and strategic partnerships.

Like merchants on Taobao Marketplace, brands and merchants on Tmall have access to P4P, display marketing services and storefront software, which they can use to fully engineer, customize, and even code the software behind, their storefronts.

  New Retail Initiatives

We have introduced New Retail initiatives to innovate models for retail businesses and reengineer and transform the fundamentals of traditional retail operations. New Retail represents the convergence of online and offline retail by leveraging digitalized operating systems, in-store technology, supply chain systems, consumer insights and the mobile ecosystem to provide a seamless shopping experience for consumers. We believe the lack of real-time consumer insights is one of the key issues facing China's traditional retailers today. Through consumer insights and technology, our New Retail initiatives not only incubate new business models, but also focus on enabling traditional retailer partners to reinvigorate their businesses by digitalizing their operations and increasing their catchment area online and offline, thereby improving sales productivity. We are also empowering retailers with our new technology to significantly improve operating efficiency and allow them to react to consumer demands on a real-time basis.

  •
  Creating a New Shopping Experience through Innovative Supply Chain Management — Freshippo.    Freshippo, known as "Hema" in Chinese, our proprietary grocery retail chain, exemplifies the creation of a new shopping experience through the convergence of online and offline activities by using retail stores to warehouse and fulfill online orders in addition to offering a rich and fun experience for customers who shop in-store. Its proprietary fulfillment system enables 30-minute delivery to customers living within a three-kilometer radius of a Freshippo store. Freshippo offers a mobile app that allows consumers to search for products and place orders while browsing in store. To improve consumer experience, Freshippo uses transaction data to personalize recommendations and geographic data to help plan the most efficient delivery routes. Freshippo is also shortening the sourcing process and increasing supply chain transparency and visibility through data technology. As of March 31, 2019, there were 135 self-operated Freshippo stores, primarily located in tier-one and tier-two cities.

  •
  Transforming the Traditional Retail Model — Starbucks and Sun Art.    Through our New Retail strategy, we are at the forefront of transforming the retail industry by digitalizing all aspects of store-based operations. For example, in fiscal year 2019, Alibaba Group and Starbucks Coffee Company jointly announced a comprehensive strategic New Retail partnership to enhance the way customers enjoy their food and beverages. By the end of April 2019, we had enabled on-demand delivery of Starbucks offerings in more than 2,100 stores across 35 cities throughout China. We have also helped accelerate membership acquisition for its new Starbucks Reward program through the Alipay and Taobao apps. Furthermore, as of March 31, 2019, we have assisted Sun Art, the No. 1 hypermarket chain in China in 2018 by value of retail sales, according to Euromonitor International Ltd, with digitalizing approximately 470 stores. Our technology and know-how enable these stores to better manage their retail systems while allowing consumers to place orders through the Taobao app and secure delivery through our on-demand delivery platform, Ele.me. We invested in and formed a strategic alliance with Sun Art in November 2017.

We are also pursuing New Retail initiatives in product categories beyond daily consumption, such as electronics, home furnishings and FMCG, among others. Intime Department Store is a leading department store chain in China that intends to transform traditional retail models for fashion apparel and accessories. We and Suning are jointly testing and developing new ways for consumers to shop for and purchase consumer electronics. In the home furnishing sector, we have invested in Red Star Macalline Group Corporation Limited and Easyhome, each of which is a leading retail chain for home-improvement supplies and furniture in China.

  Alibaba Health

Alibaba Health is our flagship vehicle for bringing innovative solutions to the pharmaceutical and healthcare industries. Alibaba Health primarily engages in the operation of pharmaceutical e-commerce and consumer healthcare platforms, self-operated sales of pharmaceutical and healthcare products, the provision of product tracking services, and the development of intelligent medicine and Internet healthcare solutions.

  Branding and Monetization Platforms

  Alimama

Alimama is our monetization platform. Using data technology, this platform matches the marketing demands of merchants, brands and retailers with the media resources on our own platforms and third-party properties, and enables us to monetize our core commerce and digital media and entertainment businesses. The platform supports P4P marketing services based on keyword search rankings or display marketing in fixed positions that are bid on through auctions, as well as cost per thousand impression (CPM)-based, time-based marketing formats, or individual campaigns at fixed cost, through the display of photos, graphics and videos.

The ranking of P4P search results on our core commerce platforms is based upon proprietary algorithms that take into account the bid price of keywords, the popularity of an item or merchant, customer feedback ranking of merchants and quality of product displays. For display marketing, the Alimama platform delivers marketing messages based on data insights generated across our digital economy. The relevance and comprehensiveness of data based on commercial activity and user activity in our digital economy provide a unique advantage for Alimama to deliver the most relevant information to users.

Alimama also has an affiliate marketing program that places marketing displays on third-party apps and websites, thereby enabling marketers, if they so choose, to extend their marketing and promotional reach to properties and users beyond our own platforms. Our affiliate marketing program not only provides additional traffic to our core commerce platforms, but also generates revenue to us.

Alimama operates the Taobao Ad Network and Exchange, or TANX, one of the largest real-time online bidding marketing exchanges in China. TANX helps publishers to monetize their media inventories both on mobile apps and web properties. TANX automates the buying and selling of billions of marketing impressions on a daily basis. Participants on TANX include publishers, marketers and demand side platforms operated by agencies.

  Marketing for Brands

Drawing on our big data capabilities, we have developed a Uni Marketing approach that digitalizes consumer-brand relationships and empowers brands to build robust relationships with consumers throughout their lifecycles in our digital economy. We aim to help brands reach consumers by leveraging our marketplaces, Youku, UC Browser, strategic partners in our digital economy, as well as other major third-party Internet properties in China. We intend to become the key partner for brand building by creating an open, inclusive and transparent platform where brands and marketing agencies are able to design, execute, track and optimize their brand building activities using our data and tools.

  Commerce Technologies and Services

We provide commerce technologies and services to enable merchants, brands and retailers on Taobao marketplace and Tmall to enhance their online and offline operational capabilities. With our commerce technologies, innovative services and data capabilities, merchants, brands and retailers can acquire, retain and further deepen their engagement with consumers in an efficient and effective manner, thereby enhancing merchants', brands' and retailers' loyalty to our platforms. These commerce technologies and services include the following key components:

  Core Operations Control Panel

We provide an integrated online control panel that allows merchants, brands and retailers to conduct core operations through a unified interface. It offers essential business tools, such as an operations dashboard and direct messaging, access to business software marketplace and access to a wide range of offline services such as fashion modeling and photography, among others.

Merchants on our China retail marketplaces use this control panel to conduct day-to-day operations, such as managing storefronts and product listings, fulfilling orders, managing inventory and transactions, conducting sales and marketing activities, servicing customers, managing procurement process, interacting and collaborating with other businesses and seeking credit financing provided by Ant Financial.

  Big Data Support and Engagement Platform

Equipped with our New Retail solutions, which are designed to improve offline retail operations, brands on our secure cloud-based data insights platform have access to sophisticated analytics services that consolidate online and offline data, which in turn help brands gain insights into each stage of the consumer journey and provide a personalized online and offline shopping experience for consumers.

  Knowledge Graph

We are the largest retail commerce business in the world in terms of GMV in the twelve months ended March 31, 2019, according to Analysys. In March 2019, over 250 million daily active users came to our China retail marketplaces, which featured extensive listings. We develop significant insights from our digital economy, empowered by our technology, which allow us to establish comprehensive understanding of the products' profile and correlation with consumers' needs as well as deepen our product insights throughout our digital economy. As a result, we are able to provide more accurate product recommendations to our consumers. We then aggregate and build on these insights to design standardized, themed and interconnected product categorization frameworks that recommend and sort product listings on behalf of merchants. As a result, we are able to help our merchants streamline their daily operations, generate more accurate search results across our platforms, and offer better recommendations and shopping experiences to our consumers.

  Retail Commerce — Cross-border and Global

Our retail commerce — cross-border and global businesses include Lazada, AliExpress, Tmall Global, Tmall World, Trendyol and Daraz. In the twelve months ended March 31, 2019, Lazada, AliExpress, Trendyol and Daraz together served more than 120 million annual active consumers overseas.

  Lazada

We operate Lazada's leading e-commerce platform across Southeast Asia, with local language mobile apps and websites in Indonesia, Malaysia, the Philippines, Singapore, Thailand and Vietnam. Lazada offers merchants and brands a one-stop marketplace solution to access consumers in these six countries. Lazada also sells products on its platform directly via its own retail operations. In addition, it has an extensive in-house logistics operations, which is supported by our highly scalable warehouse management system, to ensure quick and reliable order fulfillment that improve consumer experience and cost efficiency.

  AliExpress

AliExpress is a global marketplace targeting consumers from around the world and enabling them to buy directly from manufacturers and distributors in China and around the world. In addition to the global English-language site, the AliExpress app is also available in 17 local languages, including Russian, Portuguese, Spanish and French. Consumers can access the marketplace through the AliExpress app or its websites. Top consumer markets where AliExpress is popular are Russia, the United States, Brazil, Spain and France.

  Tmall Global

We launched Tmall Global to address increasing Chinese consumer demand for international products and brands. Tmall Global serves as the premier platform through which overseas brands and retailers reach Chinese consumers, build brand awareness and gain valuable consumer insights in forming their overall China strategy, without the need for physical operations in China. According to Analysys, Tmall Global was the largest import e-commerce platform in China in the twelve months ended March 31, 2019, in terms of GMV.

  Tmall World

Tmall World allows overseas Chinese consumers to conveniently shop for products from China. Tmall World, a Chinese language e-commerce platform, leverages our commerce infrastructure and aims to fulfill the shopping needs of millions of overseas Chinese consumers.

  Wholesale Commerce in China

  1688.com China domestic wholesale marketplace

1688.com, China's leading integrated domestic wholesale marketplace in 2018 by revenue, according to Analysys, connects wholesale buyers and sellers in China who trade in apparel, general merchandise, home decoration and furnishing materials, electronics, packaging materials and shoes, among others. Listing items on 1688.com is free. Sellers may purchase a China TrustPass membership for an annual subscription fee to reach customers, provide quotations and transact on the marketplace. Paying members may also pay for additional services, such as premium data analytics and upgraded storefront management tools, as well as customer management services. As of March 31, 2019, 1688.com had over 910,000 paying members.

  Lingshoutong ( ) — digital eRTM (electronic route to market) platform

Lingshoutong connects FMCG brand manufacturers and their distributors directly with local mom-and-pop stores in China. It provides digital supply chain services to FMCG brands and their distributors and improves their distribution efficiency by digitalizing offline distribution data through setting up point-of-sale, or POS, systems at the mom-and-pop stores, thereby enabling visibility to data throughout the transaction value chain. Lingshoutong also enables FMCG brands and their distributors to achieve efficient distribution and precise marketing by providing more targeted and accurate marketing recommendations. With these technologies and data, Lingshoutong also makes it easier for mom-and-pop store owners to do business by digitalizing their operations and offering their customers a broader selection of FMCG products.

  Wholesale Commerce — Cross-border and Global

Alibaba.com is China's largest integrated international online wholesale marketplace in 2018 by revenue, according to Analysys. Sellers on Alibaba.com may purchase an annual Gold Supplier membership to reach customers, provide quotations and transact on the marketplace. Sellers may also purchase an upgraded membership package to receive value-added services such as upgraded storefront management tools and P4P services. Buyers on Alibaba.com were located in over 190 countries as of March 31, 2019. Buyers are typically trade agents, wholesalers, retailers, manufacturers and SMEs engaged in the import and export business.

Alibaba.com also offers its members and other SMEs import/export supply chain services, including customs clearance, trade financing and logistics services. As of March 31, 2019, Alibaba.com had over 165,000 paying members.

  Logistics Services

Through Cainiao Network, we are committed to further strengthening the capabilities of our global logistics network. Our logistics vision is to be able to fulfill consumer orders within 24 hours in China and within 72 hours anywhere else in the world. To realize this vision, Cainiao Network establishes and operates a global fulfillment network together with logistics partners. It offers domestic and international one-stop-shop logistics services and supply chain management solutions, addressing various logistics needs of merchants and consumers at scale.

  Enhanced point-to-point network and on-demand delivery

Cainiao Network uses data insights and technology to digitalize the entire logistics process and empower logistics partners, thereby improving efficiency across the logistics value chain. For example, powered by large-scale computing and machine learning capabilities, Cainiao Network's e-shipping label and value-added services optimize delivery routes and improve efficiencies for express delivery couriers, leading to more accurate and speedy delivery to consumers. As an important complement to the last-mile delivery network of Cainiao's express delivery partners, Cainiao Network has also developed neighborhood delivery solutions with a combination of community and campus stations and residential self-pickup lockers, which we call Cainiao Post. Consumers can pick up packages from stations around urban communities and college campuses, as well as from smart pick-up lockers. In addition, we also operate Ele.me's local on-demand delivery network, known as Fengniao Logistics, to deliver food, beverages, groceries, among other products, to consumers on a timely basis.

Through technology innovation and open collaboration, Cainiao Network has further strengthened its strategic partnership with major express delivery companies. As of March 31, 2019, Cainiao Network's 15 strategic express courier partners employed over 1.6 million delivery personnel in more than 700 cities and 31 provinces in China, according to data provided by these partners. Collectively these partners operate more than 190,000 hubs and sorting stations. During fiscal year 2019, Cainiao Network and its logistics partners enabled the delivery of 25.1 billion packages that originated from our China retail marketplaces.

  Scalable fulfillment network

The vast geographical area of China and wide distribution of Chinese consumers and merchants require a large and distributed logistics infrastructure. Cainiao Network has established a scalable network that consists of fulfillment hubs at key strategic locations, package sorting and distribution centers, which are owned, leased or partnered with logistics partners. The fulfillment network is connected by Cainiao Network's proprietary logistics data platform. To facilitate the execution of our New Retail strategy, Cainiao Network provides a full-fledged fulfillment network at provincial, city, and county levels to offer integrated supply chain management solutions to medium-sized and large brands and merchants. This network allows them to place inventory across multiple locations in advance based on sales forecasts to optimize supply chain efficiency and provide fast delivery to consumers.

  International logistics

Cainiao Network and the logistics arm of Lazada have developed a strong and growing network of assets and partners to support our international commerce retail businesses (Lazada, AliExpress and Tmall World). From a China import standpoint, Cainiao Network is focused on developing cross-border fulfillment solutions for Tmall Global, utilizing a combination of bonded warehouses in China and direct shipping from foreign countries.

  Consumer Services

Our consumer services businesses consist of:

Ele.me ( ) (which means "Are you hungry?" in Chinese), a leading on-demand delivery and local services platform in China, enables consumers to use the Ele.me, Taobao, Alipay and Koubei mobile apps to order meals, snacks and beverages online. In addition, Ele.me's on-demand delivery network is highly synergistic with our other businesses, such as New Retail initiatives and Alibaba Health, which can now leverage the network to deliver fresh food, groceries and pharmaceutical products. As of March 31, 2019, Ele.me's network covered approximately 96% of cities in China, with approximately 30% of total orders generated from Alipay and the Taobao app.

Koubei, one of China's leading restaurant and local services guide platforms for in-store consumption, provides targeted, data-driven marketing tools and integrated digital operational services for restaurants and local services providers.

Ele.me and Koubei operate under a single management team. Our strategy is for the combined business to leverage the 654 million annual active consumers on our China retail marketplaces and our data technology to expand our offerings from shopping to services, further tapping into new addressable markets for consumption in China.

Fliggy, a leading online travel platform in China, provides comprehensive reservation services for airline tickets, train tickets, accommodation, car rental, package tours and local attractions. Fliggy enhances user experience through data technology that enables partner hotels to identify travelers with good credit and provide travel privileges such as zero-deposit hotel bookings, express check-out and automatic post-stay billing.

Cloud Computing

Alibaba Cloud is the world's third largest, and Asia Pacific's largest, IaaS and Infrastructure Utility Services provider by revenue in 2018, according to Gartner's April 2019 report (Source: Gartner, Market Share: IT Services, 2018, Dean Blackmore et al., April 8, 2019) (Asia Pacific refers to Mature Asia/Pacific, Greater China, Emerging Asia/Pacific and Japan). Alibaba Cloud is also China's largest provider of public cloud services by revenue in 2018, including PaaS and IaaS services, according to IDC (Source: IDC Semiannual Public Cloud Services Tracker, 2018). The technologies that power Alibaba Cloud grew out of our own need to operate at the massive scale and to address the complexity of our core commerce business, including related payments and logistics elements. In 2009, we founded Alibaba Cloud to make these technologies available to third-party customers. In fiscal year 2019, Alibaba Cloud had more than 1.4 million paying customers, covering approximately 50% of the Top 500 Chinese brands, as ranked by Fortune, and more than half of the A-share listed companies in China.

Alibaba Cloud offers a complete suite of cloud services to customers worldwide, including elastic computing, database, storage, network virtualization services, large scale computing, security, management and application services, big data analytics, a machine learning platform and IoT services. Products that differentiate Alibaba Cloud from our domestic peers include proprietary security and middleware products, large scale computing services and analytic capabilities supported by our big data analytics platform. These products not only enable customers to quickly build IT infrastructure services on-line without on-premises work, but also equip them with leading big data analytics capabilities, providing deep data insights by efficiently handling the complex computing tasks of hundreds of millions of data dimensions. We also operate data centers in a number of countries including Indonesia, Malaysia, India, Australia, Singapore, Germany, Japan, the United States and others.

As a major part of our partnership with the International Olympic Committee, we unveiled Alibaba Cloud sports-related intelligent capabilities, built on Alibaba Cloud's high-performance infrastructure of world-class data centers, network virtualization services and market-leading security services, which integrate data intelligence and machine learning to re-define engagement between fans, organizers, venues and athletes.

Digital Media and Entertainment

Our digital media and entertainment business leverages our deep data insights to serve the broader interests of consumers through two key distribution platforms, Youku and UC Browser, and through Alibaba Pictures and our other diverse content platforms that provide online videos, films, live events, news feeds, literature and music, among other areas.

  Key Distribution Platforms

  Youku

Youku is the third largest online video platform in China in terms of monthly active users in March 2019, according to QuestMobile. It enables users to search, view and share high-quality video content quickly and easily across multiple devices. The Youku brand is among the most recognized online video brands in China.

Insights we gain from our retail commerce business and our proprietary data technology enable Youku to deliver relevant digital media and entertainment content to its users. At the same time, Youku helps drive customer loyalty to our core commerce business in the form of complementary content offerings for users. For example, a loyalty program member of our core commerce business can purchase a Youku membership at a preferential rate or be rewarded a membership free of charge. Youku is also the exclusive online video platform to live stream major events of our core commerce business such as the countdown gala celebration for the 11.11 global shopping festival, which is supported by interactive features to drive consumer engagement. In fiscal year 2019, Youku's average daily paying subscribers increased by 88% from the prior fiscal year.

  UC Browser

UC Browser is one of the top mobile browsers in the world, according to StatCounter (http://gs.statcounter.com). It is the second largest third-party browser in terms of monthly active users in China in March 2019, according to QuestMobile. It is also the No. 2 mobile browser in India and Indonesia by page view during the same period.

  Key Content Platforms

We offer a diverse range of digital media and entertainment content using a sustainable production and acquisition approach. First, we provide self-produced content. We also jointly produce content through arrangements with studios that commission them to produce and distribute some or all of their content exclusively on our platforms. Third, we acquire rights to display content on our digital media and entertainment platforms pursuant to licensing agreements with rights holders. Last, we offer an open-platform on which user-generated content and professionally-generated content are generated and distributed. Our digital media and entertainment offerings include online videos, films, live events, news feeds, literature and music.

In fiscal year 2019, we increased our shareholding in Alibaba Pictures to approximately 51%. Alibaba Pictures is an Internet-driven integrated platform that covers content production, promotion and distribution, intellectual property licensing and integrated management, cinema ticketing management and data services for the entertainment industry. Alibaba Pictures was involved in the production, promotion and distribution of a number of highly popular films in the twelve months ended March 31, 2019. Green Book, for example, won the Oscar for best picture. The Wandering Earth, widely cited as China's first major science-fiction film, has already generated more than RMB4.6 billion of ticket sales since its opening in February 2019. Through Damai, the largest online ticketing platform for live events in China in 2018, according to Analysys, we provide users with ticketing services for popular concerts, plays and sporting events. Alibaba Literature is our platform for distributing literature online, and it offers content for use in derivative works or tie-in entertainment. Our music platform provides music streaming and digital music online publishing services, as well as enabling the discovery and support of independent musicians.

Innovation Initiatives

  Amap

Amap is the largest provider of mobile digital map, navigation and real-time traffic information in China by monthly active users in March 2019, according to QuestMobile. Amap provides these services to end users directly and operates a leading open platform in China that powers many major mobile apps in different industries, such as food delivery, ride service, taxi-hailing and social networking with its big data-enabled digital mapping technology. In addition, Amap provides digital map data, navigation software and real-time traffic information to international and domestic automobile manufacturers and aftermarket consumers in China. It also empowers major platforms and infrastructural service providers in our digital economy, including our China retail marketplaces, Cainiao Network and Alipay.

  DingTalk

According to QuestMobile, DingTalk is the largest business efficiency app in China by monthly active users in March 2019. DingTalk is a digital working platform that serves enterprises and organizations of various types and sizes with unified communication services, intelligent mobile workplaces and network collaboration services.

Through both PC and mobile devices, DingTalk provides a unified interface for communications in different forms (such as text messages, photo, audio, video and e-mail), workflow management and network collaborations. Its open platform also supports independent software developers and enterprise service providers to develop third-party enterprise apps or services that are seamlessly integrated with DingTalk.

  Tmall Genie

Tmall Genie, our AI-powered smart speaker, is the No. 1 smart speaker in China by shipments in 2018, according to IDC (Source: IDC China Quarterly Smart Home Device Tracker, Fourth Quarter 2018). It connects our customers with services offered by digital economy participants in an interactive way. Tmall Genie has focused on entertainment and educational content for families in order to broaden its user base and drive their engagement with their devices. Tmall Genie is our gateway to link customers with new services and experiences to be generated by IoT and smart home appliances. As of March 31, 2019, over 10 million Tmall Genie units had been activated since its official launch in August 2017.

Ant Financial — Financial Technology Services

Ant Financial, an unconsolidated related party, is a technology company focused on providing inclusive financial services to consumers and small and micro businesses, or SMBs, in China and across the world. It primarily operates digital payment services and financial technology platform services through sustained technological innovation and cooperation with financial institutions, and is also pursuing a globalization strategy. During fiscal year 2019, Ant Financial has implemented a series of strategic marketing initiatives to further grow its user base and enhance user mind-share. During the twelve months ended March 31, 2019, the number of global annual active users, or AAUs, served by Ant Financial and its nine local e-wallet partners increased to over one billion. During the twelve months ended March 31, 2019, seven out of ten of Ant Financial's domestic AAUs used three or more of the following five service categories: digital payment, wealth management, micro financing, insurance and Zhima Credit.

Digital payment services

Ant Financial operates Alipay, a leading global third-party mobile payment platform. Through Alipay, Ant Financial provides digital payment processing services predominantly to online and offline merchants and consumers globally. In the twelve months ended March 31, 2019, Ant Financial experienced rapid growth in payment transactions, which was primarily driven by the expansion of the offline payment market. With deep customer insights derived from increasing numbers of payments, Ant Financial continuously expands use cases to better serve both consumers and merchants. Ant Financial has also continued to improve the user experience through product innovation. For example, it has been promoting an innovative payment device by leveraging facial recognition technology across its merchant network. Ant Financial is dedicated to establishing Alipay as a leading one-stop financial and lifestyle platform.

Financial technology platform services

Ant Financial's financial technology services platform is a comprehensive and open platform through which users can access and purchase a wide variety of wealth management, micro financing and insurance products and related services. The vast majority of these financial products are provided by third-party financial institutions. Ant Financial's platform primarily serves three sectors in China:

  •
  Wealth management.  Financial institutions, including fund management companies and insurance companies, offer money market funds, fixed income products, debt and equity securities funds, as well as other wealth management products, through Ant Financial's wealth management platform, Ant Fortune. The platform also partners with Ant Financial's subsidiary Tianhong Fund and other third-party fund management companies to provide money market fund products under the name of Yu'ebao.

  •
  Micro financing.  Through Ant Financial's micro financing platform, banks and lenders offer credit services to SMBs, and also offer small-amount, short-term consumer credit services to consumers. Through the platform model and by leveraging its deep user insights and technology capabilities, Ant Financial provides its partners with credit risk control and relevant technology services, thereby enabling financial institutions to serve more SMBs and customers, reduce their credit risk and enhance the user experience.

  •
  Insurance.  Ant Financial partners with insurance companies to provide innovative insurance products, including goods return freight insurance for e-commerce transactions and bank account security insurance, helping to meet the insurance needs inherent to the new Internet economy. Through its insurance platform, Ant Financial also helps insurance company partners to continuously pursue product innovation and customer engagement as well as improving the user experience.

Globalization

Ant Financial also seeks to leverage its leading technology capabilities to provide inclusive financial services globally. Primarily focusing on emerging markets, Ant Financial has cooperated with strategic partners in nine regions or countries, including Bangladesh, Hong Kong, India, Indonesia, Korea, Malaysia, Pakistan, the Philippines and Thailand, to launch local e-wallets by leveraging its know-how and technological capabilities developed in China. Ant Financial is also building a global network that connects all of its users to its rapidly-expanding global acceptance network. Starting in early 2019, users of Alipay Hong Kong are able to make online and offline payments in mainland China and Japan.

For additional details on our commercial relationship with Ant Financial and Alipay, see "Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Agreements and Transactions Related to Ant Financial and its Subsidiaries."

Customer Services for China Retail Marketplaces

Our customer service representatives serve consumers and merchants on our marketplaces through telephone hotlines, real-time instant messaging and online inquiry systems. In addition, merchants on our platforms serve their customers with commerce technologies and services we provide. Based on big data analytics, we provide numerous methods to facilitate the resolution of disputes. Aside from disputes referred to our customer service representatives for resolution and disputes handled automatically by our system, consumers may choose adjudication by a large panel of experienced and independent consumers and merchants in certain situations, such as those involving contractual disputes.

With certain exceptions, consumers on our China retail marketplaces may return the purchased goods within seven days from receipt. Alipay's escrow payment services ensure efficient refunds. In addition, for qualified consumers with good credit record, we may accelerate refund procedure by making the refund payment upon the buyer's submission of a refund application and proof of shipment for the returned goods.

Consumer Protection

We believe every consumer has the right to protection from false and misleading claims and harmful products. We encourage our merchants to make product quality a priority and have established various safeguard mechanisms. All Tmall merchants are required to contribute to and maintain a fund deposit for the benefit of consumers. Fund deposit requirements vary by product category and typically range from RMB10,000 to RMB1,000,000 per storefront. For Tmall Global merchants, the fund deposit requirement typically ranges from RMB150,000 to RMB800,000 for standard storefronts. In most circumstances, Taobao Marketplace merchants maintain individual fund deposit with minimum amounts ranging from RMB1,000 to RMB100,000. All Tmall and Taobao Marketplace merchants are required to sign agreements with us authorizing us to deduct fund deposit from their Alipay accounts in the event of confirmed consumer claims. Merchants who have failed to maintain a minimum amount in their fund deposit are blocked from showing product listings in our P4P, recommendation feeds and search results, among others.

The consumer protection fund amounts are displayed on each merchant's information page. Many merchants on Tmall and Taobao Marketplace provide a larger deposit than required and make additional service commitments, such as expedited shipment, free maintenance for electronics and installation services for furniture purchases, to demonstrate to their customers their confidence in the quality of their services and products. In addition, Alipay's escrow payment services offer consumers further protection by only releasing the relevant payment upon consumer confirming the receipt of the merchandise, unless specified otherwise.

Transaction Platform Safety Programs

Preserving the integrity of our marketplaces is fundamental to our business. We are committed to protecting intellectual property rights and eliminating counterfeit merchandise and fictitious activities. Infringement of intellectual property, both online and offline, is an industry-wide issue globally. By working with rights holders, trade associations and governments around the world, we have made significant progress in combating the issue of intellectual property rights infringement. As of March 31, 2019, there were over 190,000 brands on Tmall, including 77% of the consumer brands among the Forbes Top 100 World's Most Valuable Brands for 2019, a demonstration of the trust these brands place in the integrity of our marketplaces.

Product Authenticity

We are committed to offering authentic, high-quality products across our marketplaces, including premium overseas products on Tmall Global, grocery and daily consumption products on Tmall Mart. At the same time, we are proactive in partnering with rights holders and law enforcement authorities both online and offline to monitor product authenticity and protect intellectual property. We have called for collective efforts in the fight against counterfeiting that include stronger law enforcement measures and harsher penalties for those found to be engaged in criminal activity. In addition, we also initiate civil actions against counterfeiters using our platforms. In May 2019, Alibaba Group was awarded World Trademark Review's Asia Pacific Team of the Year for its work in brand protection.

Our product authenticity initiatives have produced effective results. As part of our commitment to allow only authentic product listings on our platforms, we employ big data and technology to proactively identify and shut down storefronts selling infringing products and remove suspicious product listings. Our offline product authenticity initiatives also have borne tangible results as we regularly provide law enforcement authorities with evidence to successfully track down and arrest violators of intellectual property rights.

By leveraging our advanced technologies, as well as engaging in close collaboration with stakeholders, including rights holders, trade associations and government bodies, we have implemented the following best practices around a three-pronged strategy:

  •
  World-class notice-and-takedown system. We operate a rigorous notice-and-takedown system that allows rights holders to request the removal of potentially infringing listings from our platforms with ease via the Alibaba Intellectual Property Protection (IPP) portal. We also offer qualified rights holders a simplified takedown program pursuant to which we expedite claims and simplify evidentiary requirements.

  •
  Proactive monitoring powered by big data. We utilize our proprietary algorithms to proactively detect the presence of suspicious goods and remove them from our marketplaces without requiring the notice of a rights holder. To enable proactive monitoring at its best, we have developed the capability to perform real-time scanning of suspicious product specifications during a merchant's listing creation process, which helps us prevent merchants from uploading infringing content in the first place. For example, we employ Optical Character Recognition (OCR) and logo recognition technologies to conduct text and logo detection on images used in product listings in order to detect the brands being sold and flag any potential issues. Our detection technology continuously improves through machine learning, which means we become quicker and more efficient at removing problematic products all the time. Furthermore, to support this effort, an increasing number of rights holders also contribute information about their products and online trends they observe so we can further optimize our algorithms and detection methods.

  •
  Offline enforcement. We also work closely with brands and law enforcement authorities to assist in their offline investigations against counterfeiting. With insights drawn from our data analytics, we help law enforcement authorities to identify manufacturers and dealers of suspicious goods so they can be brought to justice.

Alibaba Anti-Counterfeiting Alliance (AACA)

In January 2017, Alibaba, along with 30 domestic and international intellectual property rights holders, founded the Alibaba Anti-Counterfeiting Alliance (AACA), the first alliance of its kind. Owners of famous global consumer brands, such as 3M, Amway, Ford, Johnson & Johnson, Mars, Procter & Gamble, and Spalding, have participated as founding members in the AACA since its establishment. After more than two years, AACA membership has expanded to 133 rights holder members from 16 different countries and regions, and now encompasses 12 industries, such as electronics, automotive, pharmaceuticals and luxury goods, which regularly collaborate through Industry Working Groups, or IWGs.

Alibaba contributes its Internet technology and data to support the AACA through a number of cooperation programs that rights holders can opt into. The cooperation programs encourage rights holders, e-commerce platforms, and law enforcement agencies to work collaboratively to protect intellectual property rights through increased communication and the exchange of information. The AACA facilitates sharing of best practices among its members, as well as with wider society via educational programs for public bodies and consumers about the damage counterfeit products cause, including with respect to health, the environment and safety.

The AACA has also established an Advisory Board consisting of rights owners from all IWGs that acts as a channel for rights holders to provide feedback on significant intellectual property enforcement-related strategies and policies to each other, Alibaba, and other parties. The Advisory Board acts as a leading industry forum to discuss new trends in online intellectual property infringement activities, litigation and platform practices.

Combating Fictitious Transactions

We have and will continue to invest significant resources in protecting the trust and credit systems we have built on our marketplaces. Measures to prevent, detect and reduce the occurrence of fictitious transactions on Taobao Marketplace and Tmall that we have implemented include:

  •
  requiring the use of merchants' real identities when opening accounts;

  •
  analyzing transaction patterns to identify anomalies;

  •
  enabling consumers and merchants to report suspicious transactions;

  •
  maintaining a "blacklist" of merchants who have previously been involved in fictitious transactions; and

  •
  collaborating with law enforcement authorities to combat fictitious activities by merchants and websites and mobile apps that enable fictitious activities.

Penalties

We aim to protect consumers by excluding suspicious merchandise and fictitious transactions from ranking systems, credit systems and transaction volume statistics. When these activities are confirmed, we penalize the parties involved, based on the severity of the violation, through a number of means, including but not limited to:

  •
  permanently banning merchants from opening accounts on our marketplaces,

  •
  closing down storefronts,

  •
  limiting merchants' ability to add listings and/or

  •
  imposing restrictions on participation in promotional activities on our marketplaces.

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

Members of our research and development team play key roles in various international standardization organizations in areas such as e-commerce, security and IoT. In addition, we are also active in open source communities. In October 2017, we established DAMO Academy, a global research program in cutting-edge technology that aims to integrate science with industry and speed up information exchange between them. It encourages a collaborative environment where scientific discoveries can be more quickly applied to real-life problems.

Key components of our technology include those described below:

Technology Infrastructure

Our data centers utilize leading technologies in distributed structure, innovative cooling techniques, distributed power technology and intelligent monitoring, and we believe our data centers are one of the most efficient in the world as indicated by a low power usage effectiveness, or PUE, ratio. The multi-region availability of our transaction system data centers provides scalability and stable redundancy.

Cloud Operating System

Aspara, our cloud computing operating system, is a proprietary general purpose distributed computing operating system that provides Alibaba Cloud customers with enhanced computing power to support their business growth in the new technology era.

Database

We have developed the next generation cloud native database, POLARDB, which enables our customers to meet their requirements for on-demand storage and computation, pay-per-use elasticity and scalability. POLARDB significantly increases the throughput and performance of transaction and query processing as compared to other open-source relational database management systems. We have also developed a distributed online analytics database, AnalyticDB, which supports real-time interactive and complex analytics over massive data.

Big Data Analytics Platform

We have developed a distributed data analytics platform that can efficiently handle the complex computing tasks of millions of gigabytes of data per day, providing deep data insights to our businesses and our cloud computing customers. Our big data analytics platform includes MaxCompute, an offline data storage and computing platform, Blink, a real-time data storage and computing platform, and OneData, a data integration and management system.

Artificial Intelligence

We believe we are one of the few companies in the world with a proprietary, distributed deep learning platform that has access to consumer insights across diverse businesses involving a rich variety of consumer experiences. As a result, we believe we are in a unique position to develop large-scale commercial use of artificial intelligence, or AI. We have applied various AI technologies across our digital economy to enhance the consumer experience. These enhancements include personalized search results and shopping recommendations empowered by deep learning and data analytics, speech recognition and image analysis technology adopted in search functions, and intelligent customer service. In addition, our AI capabilities enable us to introduce innovative products, such as Tmall Genie, our AI-powered smart speaker.

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

Sales and Marketing

As Taobao Marketplace is China's largest mobile commerce destination, with a large and growing social community and an exceptionally wide range of product offerings, and Tmall is the world's largest third-party online and mobile commerce platform for brands and retailers, we have wide consumer recognition of our brands and enjoy significant organic traffic through word-of-mouth. We believe the reputation and ubiquitous awareness of our brands and platforms in China and, increasingly, abroad, provide us with the best and most cost-efficient marketing channel. In addition, we also use other marketing initiatives to promote our platforms. In January 2017, we launched a historic long-term partnership with the International Olympic Committee that will last through 2028. Joining The Olympic Partner worldwide sponsorship program, Alibaba has become the official "E-Commerce Services" Partner and "Cloud Services" Partner and a founding partner of the Olympic Channel through the 2028 Games in Los Angeles. During the most recent fiscal year, we increased our marketing efforts, such as a highly coordinated marketing and promotional campaigns on Tmall for the 11.11 global shopping festival, to expand our user base. We expect to continue to leverage our resources in future marketing activities. We also expect to enhance our monetization capability through leveraging our data technologies to develop and offer more personalized and innovative services, so as to improve customer experience and wallet share. Furthermore, our major business segments and other elements in our digital economy provide synergetic advantages and create cross-promotional opportunities. For example, the large number of consumers on our marketplaces attracts a large number of merchants who become customers for our online marketing services, while an increasing number of key opinion leaders are actively producing content to engage with consumers and fans on our platforms, thereby driving revenue for merchants, brands and retailers.

Socially Responsible Mindset

At Alibaba, we believe acting in a socially responsible way is an integral part of our business model. Since our founding, we have been highly committed to supporting and participating in charitable and socially responsible projects that align with our core values and mission, and to establishing a technology-driven charitable digital economy to extend the benefits of our technological capabilities to the community at large.

Our major corporate social responsibility achievements and initiatives include:

Creating Job Opportunities and Enabling Small Businesses

The breadth of our digital economy and the range of service providers needed within it create substantial employment opportunities. In addition to providing direct business opportunities for merchants, our digital economy has created new opportunities for service providers in logistics, marketing, consulting, operations outsourcing, training and other online and mobile commerce professions. According to a report published in 2019 by China's Renmin University, it is estimated that we contributed to the creation of about 40 million direct and indirect job opportunities in China via our retail platforms. The international expansion of our business also creates job opportunities by enabling merchants from different parts of the world to do business online.

With the power of new technology, our platforms have leveled the playing fields for businesses in many respects, helping to foster an inclusive economy where everyone and small businesses can thrive and prosper. Female sellers represented approximately half of the sellers who had one or more orders confirmed by a buyer on our China retail marketplaces in fiscal year 2019, as declared by these sellers.

Supporting Poverty Relief and Rural Development in China

We are committed to contributing to China's poverty relief initiatives. Apart from using our own resources, we also leverage our platforms' reach to maximize our influence and our technological capabilities to increase the efficiency of these initiatives.

In December 2017, we launched a RMB10 billion Alibaba Poverty Relief Program that focuses on education, rural commerce advancement, women's empowerment, healthcare and environmental sustainability. The program is primarily funded by donations from us and the partners in the Alibaba Partnership. We aim to leverage the power of our digital economy to discover sustainable and replicable ways to work with impoverished communities to break the poverty cycle. To advance rural commerce, in fiscal year 2019, we connected people from over 200 impoverished counties to our platforms, which led to the development of many new agricultural product brands. In 2018, sellers in impoverished counties sold over RMB60 billion (US$8.9 billion) GMV through our China retail marketplaces. Furthermore, as part of our environmental sustainability initiatives, we have provided sustainable business solutions for villagers living in conservation zones to increase their income through developing local products while protecting the environment. To reduce intergenerational poverty through better healthcare, we have provided health insurance to cover major illnesses to over four million people in over 60 impoverished counties as of March 31, 2019. To empower women, we have developed a comprehensive insurance plan that covers women's education, pregnancy and illness in impoverished counties, affording young women opportunities to be educated without worrying about their families' financial situation.

Contributing to Environmental Sustainability

We are committed to raising public awareness of environmental issues and promoting an eco-friendly mindset among the public. In 2011, we established the Alibaba Foundation, a private charity fund that primarily focuses on supporting environmental protection in China. The Alibaba Foundation has funded and spearheaded projects to help protect drinking water sources in China, allow the public to contribute to and monitor air quality on Amap app and research international environmental policies for local survey and legislative purposes.

We also work with enterprises to implement environmentally-sustainable business models across various sectors, such as manufacturing, retail, logistics and cloud computing. Alibaba Cloud not only helps enterprises reduce their need for computing hardware, its technology is also built to promote environmental sustainability. For example, we launched a data center featuring an innovative cooling system that uses fresh water from a nearby lake to reduce energy consumption. Furthermore, Cainiao Network actively spearheads and promotes "green" initiatives with its courier partners and within our digital economy. Key initiatives include "green packages" and "green delivery." "Green packages" refers to promoting the use of biologically degradable courier bags and reusable packages, minimizing repackaging of products and using algorithms to optimize package size and materials used. In fiscal year 2019, Cainiao Network's package material optimization algorithm was used in over 290 million packages. Approximately 50% of Tmall Mart's packages used the manufacturers' original packages during the same period. These measures contribute to reducing the amounts of materials needed for packaging. Cainiao Network further promotes "green delivery" not only through the use of electric delivery vehicles, but also through its neighborhood delivery solutions and fully-fledged multi-location fulfillment network. These measures significantly shorten the package delivery distances from warehouses, thereby reducing the carbon footprint of the logistics industry.

Charitable Contributions and Community Service

We have consistently been active, and also have always encouraged our employees to be active, in participating in community service.

Since 2010, we have established a special fund to encourage environmental awareness and conservation as well as other corporate social responsibility initiatives. In addition, since September 2015, we have encouraged our employees to perform a minimum of three hours of community service every year, which led to the creation of projects such as a public online platform for vaccine production information. In fiscal year 2019, we contributed over RMB250 million (US$37.3 million) to charitable causes and initiatives.

We also leverage our digital economy to extend the reach of our charitable initiatives and encourage merchants, consumers and other digital economy participants to engage in community service. For instance, in support of the United Nation's annual International Day of Charity on September 5 each year, we hosted the "95 Philanthropy Week," where we initiated multiple public charity activities.

Charitable organizations can also set up storefronts on our marketplaces to raise funds and engage with volunteers. Merchants on China retail marketplaces and Tmall Global can designate a percentage of their sales proceeds generated on our platforms to go to charitable organizations. Consumers can contribute to charitable causes by purchasing public interest products, participating in charity auctions hosted on our platforms or directly making donations. Through our China retail marketplaces, we supported over two million merchants and over 440 million users to donate to domestic and overseas charitable projects and enabled charitable organizations to raise approximately RMB470 million (US$70.0 million) in donations in fiscal year 2019, which benefited over 4.8 million disadvantaged people.

Furthermore, "Reunion", a platform that our employees created during their free time, connects our mobile apps and our partners' mobile apps to help locate missing children across China. Since its initial launch in mid-2016 and up to March 15, 2019, our platform has helped law enforcement authorities solve 98.2% of the cases announced through our platform, successfully locating over 3,500 children. In March 2019, we presented our "Reunion" platform to representatives from the United Nations and countries along the Mekong River Delta, including Cambodia, Laos, Myanmar, Thailand and Vietnam. We are committed to providing technological support to countries along the Mekong River Delta to set up similar systems in order to help prevent trafficking of children in the region.

Competition

We face competition principally from established Chinese Internet companies, such as Tencent, and their respective affiliates, global and regional e-commerce players, cloud computing service providers, such as Amazon, and digital media and entertainment providers. These competitors generate significant traffic and have established strong brand recognition, robust technological capabilities and significant financial resources. Although foreign e-commerce companies currently have a limited presence in China, we face significant competition from them in the areas of cross-border commerce. The areas in which we compete primarily include:

  •
  Consumers — We compete to attract, engage and retain consumers based on the variety and value of products and services listed on our platforms, the engagement of digital media and entertainment content available on our platforms, the overall user experience of our products and services and the effectiveness of our consumer protection measures.

  •
  Merchants, Brands, Retailers and other Businesses — We compete to attract and retain merchants, brands and retailers based on the size and the engagement of consumers on our platforms and the effectiveness of our products and services to help them build brand awareness and engagement, acquire and retain customers, complete transactions, expand service capabilities, protect intellectual property rights and enhance operating efficiency. In addition, we compete to attract and retain businesses of different sizes across various industries based on the effectiveness of our cloud service offerings to help them enhance operating efficiency and realize their digitalization transformation ambitions.

  •
  Marketers — We compete to attract and retain marketers, publishers and demand side platforms operated by agencies based on the reach and engagement of our properties, the depth of our consumer insights and the effectiveness of our branding and marketing solutions.

  •
  Talent — We compete for motivated and capable talent, including engineers and product developers to build compelling apps, tools, and functions and to provide services for all participants in our digital economy.

As we acquire new businesses and expand into new industries and sectors, we face competition from major players in these industries and sectors. In addition, as we expand our businesses and operations into an increasing number of international markets, such as Southeast Asia, India and Russia, we increasingly face competition from domestic and international players operating in these markets. See "Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Industry — If we are unable to compete effectively, our business, financial condition and results of operations would be materially and adversely affected."

Seasonality

Our overall operating results fluctuate from quarter to quarter as a result of a variety of factors, including seasonal factors and economic cycles that influence consumer spending as well as promotions.

Historically, we have experienced the highest levels of revenues in the fourth calendar quarter of each year due to a number of factors, including merchants allocating a significant portion of their online marketing budgets to the fourth calendar quarter, promotions, such as the 11.11 global shopping festival, and the impact of seasonal buying patterns in respect of certain merchandise categories such as apparel. We also have experienced lower levels of revenues in the first calendar quarter of each year due to a lower level of operating activities by merchants early in the calendar year and during the Chinese New Year holiday, during which time consumers generally spend less and businesses in China are generally closed. Moreover, as our fixed costs and expenses, such as payroll and benefits, bandwidth and location fees, grow at a relatively stable rate compared to our revenue growth, we expect to enjoy increased operating leverage in seasonally strong quarters, but will face significant margin pressure in seasonally weak quarters.

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

Regulation of Foreign Investment

On March 15, 2019, the National People's Congress promulgated the 2019 PRC Foreign Investment Law, which will become effective on January 1, 2020 and will replace the major existing laws and regulations governing foreign investment in the PRC. Pursuant to the 2019 PRC Foreign Investment Law, "foreign investments" refer to investment activities conducted by foreign investors directly or "indirectly" in the PRC, which include any of the following circumstances: (i) foreign investors setting up foreign-invested enterprises in the PRC solely or jointly with other investors, (ii) foreign investors obtaining shares, equity interests, property portions or other similar rights and interests of enterprises within the PRC, (iii) foreign investors investing in new projects in the PRC solely or jointly with other investors, and (iv) investment of other methods as specified in laws, administrative regulations, or as stipulated by the State Council.

According to 2019 PRC Foreign Investment Law, China adopts a system of national treatment plus negative list with respect to foreign investment administration, and the negative list will be issued by, amended or release upon approval by the State Council, from time to time. The negative list is contemplated to consist of a list of industries in which foreign investments are prohibited and a list of industries in which foreign investments are restricted. Foreign investors would not be allowed to make investments in prohibited industries, while foreign investments must satisfy certain conditions stipulated in the negative list for investment in restricted industries. Foreign investment and domestic investment in industries outside the scope of the prohibited industries and restricted industries stipulated in the negative list would be treated equally. The current industry entry clearance requirements governing investment activities in the PRC by foreign investors are set out in the Foreign Investment Catalogue, which was promulgated by the MOFCOM and the National Development and Reform Commission, with the latest amendment being effective as of July 28, 2018. The recently amended Foreign Investment Catalogue includes two categories, i.e., "Category of Industries Encouraged for Foreign Investment" and "Special Administrative Measures (Negative List) for Foreign Investment Access," or the "Negative List." Industries not listed in the Foreign Investment Catalogue are generally deemed "permitted" for foreign investment. The Negative List expands the scope of industries in which foreign investment is permitted by reducing the number of industries that fall within the Negative List where foreign investment is prohibited or restrictions on the shareholding percentage or requirements on the composition of board or senior management still exist. Among our significant subsidiaries, Taobao (China) Software Co., Ltd. and Zhejiang Tmall Technology Co., Ltd. are registered in China and mainly engaged in software development, technical services and consultations, and Hangzhou Cainiao Supply Chain Management Co., Ltd. is also registered in China and mainly engaged in logistics services and supply chain solutions, all of which fall into the encouraged or permitted category under the latest Foreign Investment Catalogue. These three significant subsidiaries have obtained all material approvals required for their business operations. The Foreign Investment Catalogue does not apply to our significant subsidiaries that are registered and domiciled in Hong Kong, the British Virgin Islands or the Cayman Islands, and operate outside China. The businesses of our other PRC subsidiaries — including PRC subsidiaries of our significant subsidiaries — are generally software development, technical services and consulting, which fall into the encouraged or permitted category. Industries such as value-added telecommunication services, including Internet information services, are generally restricted to foreign investment pursuant to the latest Foreign Investment Catalogue. We conduct business operations that are restricted or prohibited to foreign investment through our variable interest entities.

On January 12, 2017, the State Council issued the Notice on Several Measures for Expansion of Opening-up Policy and Active Use of Foreign Capital, or the Notice No. 5, which purports to relax restrictions on foreign investment in sectors including services, manufacturing and mining. Specifically, the Notice No. 5 proposes to gradually open up telecommunication, Internet, culture, education and transportation industries to foreign investors. However, there are still substantial uncertainties with respect to the implementing rules and regulations of Notice No. 5.

Regulation of Telecommunications and Internet Information Services

  Regulation of Telecommunication Services

Under the Telecommunications Regulations of the PRC, or the Telecommunications Regulations, promulgated on September 25, 2000 by the State Council of the PRC and most recently amended in February 2016, a telecommunication service provider in China must obtain an operating license from the MIIT, or its provincial counterparts. The Telecommunications Regulations categorize all telecommunication services in China as either basic telecommunications services or value-added telecommunications services. Our online and mobile commerce businesses, as well as Youku's online video businesses, are classified as value-added telecommunications services. The Administrative Measures for Telecommunications Business Operating License, promulgated by the MIIT in December 2001 and most recently amended in September 2017, set forth more specific provisions regarding the types of licenses required to operate value-added telecommunications services, the qualifications and procedures for obtaining the licenses and the administration and supervision of these licenses.

Foreign investment in telecommunications businesses is governed by the State Council's Administrative Rules for Foreign Investments in Telecommunications Enterprises, or the Foreign Investment Telecommunications Rules, issued by the State Council on December 11, 2001 and most recently amended in February 2016, under which a foreign investor's beneficial equity ownership in an entity providing value-added telecommunications services in China is not permitted to exceed 50%. In addition, for a foreign investor to acquire any equity interest in a business providing value-added telecommunications services in China, it must demonstrate a positive track record and experience in providing these services. However, according to the Notice on Lifting the Restriction to Foreign Shareholding Percentage in Online Data Processing and Transaction Processing Business (Operational E-commerce) promulgated by the MIIT on June 19, 2015, foreign investors are allowed to hold up to 100% of all equity interest in the online data processing and transaction processing business (operational e-commerce) in China, while other requirements provided by the Foreign Investment Telecommunications Rules shall still apply. It is unclear how this notice will be implemented and there exist significant uncertainties with respect to its interpretation and implementation by authorities. The MIIT's Notice Regarding Strengthening Administration of Foreign Investment in Operating Value-Added Telecommunication Businesses, or the MIIT Notice, issued on July 13, 2006 prohibits holders of these services licenses from leasing, transferring or selling their licenses in any form, or providing any resource, sites or facilities, to any foreign investors intending to conduct this type of businesses in China.

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

Regulation of Advertising Services

The principal regulations governing advertising businesses in China are:

  •
  the Advertising Law of the PRC (2018, as amended);

  •
  the Advertising Administrative Regulations (1987);

  •
  the Administrative Regulations on Internet Information Search Services (2016); and

  •
  the Internet Advertising Measures (2016).

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

The Internet Advertising Measures, which were promulgated by the SAIC on July 4, 2016 and came into effect on September 1, 2016, defined Internet advertising as any commercial advertising that directly or indirectly promotes goods or services through websites, webpages, Internet applications and other Internet media in the forms of words, picture, audio, video or others, including promotion through emails, texts, images, video with embedded links and paid-for search results. The Internet Advertising Measures set out, among other things, the following requirements for Internet advertising activities:

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

Regulation of Online and Mobile Commerce

China's online and mobile commerce industry is at an early stage of development and there are few PRC laws, regulations or rules specifically regulating this industry. The SAIC adopted the Interim Measures for the Administration of Online Commodities Trading and Relevant Services on May 31, 2010 and replaced those measures with the Administrative Measures for Online Trading on January 26, 2014, which became effective on March 15, 2014. On December 24, 2014, the MOFCOM promulgated the Provisions on the Procedures for Formulating Transaction Rules of Third Party Online Retail Platforms (Trial) to regulate the formulation, revision and enforcement of transaction rules for online retail marketplace platforms. These measures impose more stringent requirements and obligations on online trading or service operators as well as marketplace platform providers. For example, marketplace platform providers are obligated to make public and file their transaction rules with MOFCOM or its respective provincial counterparts, examine the legal status of each third-party merchant selling products or services on their platforms and display on a prominent location on a merchant's web page the information stated in the merchant's business license or a link to its business license, and group buying website operators must only allow a third-party merchant with a proper business license to sell products or services on their platforms. Where marketplace platform providers also act as online distributors, these marketplace platform providers must make a clear distinction between their online direct sales and sales of third-party merchant products on their marketplace platforms.

Since the promulgation of the Administrative Measures for Online Trading, the SAIC had issued a number of guidelines and implementing rules aimed at adding greater specificity to these regulations. The relevant governmental authorities continue to consider and issue guidelines and implementing rules, and we expect that regulation in this industry will further develop. For example, three PRC governmental authorities (the Ministry of Finance, General Administration of Customs and State Administration of Taxation) issued a notice on March 24, 2016 to regulate cross-border e-commerce trading which has experienced rapid growth in recent years. The New Cross-Border E-commerce Tax Notice, which became effective on April 8, 2016, introduced the concept of the Cross-Border E-Commerce Retail Importation Goods Inventory, or the Cross-Border E-Commerce Goods Inventory, which is to be issued and updated by the three authorities together with other relevant authorities from time to time. Goods outside the scope of the Cross-Border E-commerce Goods Inventory will have no tax codes and be effectively removed from cross-border e-commerce platforms. Two versions of the Cross-Border E-Commerce Goods Inventory have been issued on April 6, 2016 and April 15, 2016, respectively.

Cosmetics imported for the first time, nutrition supplements and other special food products required to be registered with the National Medical Products Administration, formerly known as State Drug Administration or State Food and Drug Administration, are excluded from the Cross-Border E-Commerce Goods Inventory and will not be able to be sold on the relevant cross-border e-commerce platforms. However, pursuant to a transition policy issued by the General Administration of Customs, goods that have been imported to or in transit to the bonded areas and special regulated areas of customs before April 8, 2016 can still be sold on the cross-border e-commerce platforms no matter whether these goods are included in the Cross-Border E-Commerce Goods Inventory or not. Furthermore, pursuant to the Notice of Relevant Matters on Implementation of New Cross-Border E-Commerce Retail Importation Supervision and Administration Requirements, or the New Cross-Border E-Commerce Tax Implementation Notice, issued by the General Administration of Customs on May 24, 2016, the implementation of certain provisions of the New Cross-Border E-commerce Tax Notice will be suspended until the expiration of a transition period, which was supposed to conclude by the end of 2017. According to the New Cross-Border E-Commerce Tax Implementation Notice, the requirement of presenting customs clearance for bonded goods purchased online is suspended in ten cities, and the requirement of presenting first-time import license, registration or filing for online purchased cosmetics imported for the first time, nutrition supplements and other special food products, are suspended until the end of the transition period. Furthermore, according to an official MOFCOM news release issued on March 17, 2017, from January 1, 2018 retail goods imported on cross-border e-commerce platforms will be temporarily treated as personal items that are not subject to stricter regulation and higher tax rates applicable to normal imported goods in 15 cross-border e-commerce trial areas. On September 20, 2017, the State Council decided to extend the transition period for cross-border e-commerce retail import regulations to the end of 2018, during which period cross-border e-commerce retail import goods were to be temporarily regulated as personal items in ten pilot cities. Furthermore, according to a December 7, 2017 statement by the Ministry of Commerce, starting on January 1, 2018, the transitional period policy will be extended to 15 pilot cities. On November 28, 2018, the MOFCOM, the National Development and Reform Commission, and the Ministry of Finance jointly issued the Notice on Improving the Supervision over Cross-border E-commerce Retail Imports, which came into effect on January 1, 2019. According to this notice, the transitional period policy continued to be adopted in 37 cross-border e-commerce pilot areas, which means the retail goods imported on cross-border e-commerce platforms will still be regulated as personal items, and the registration or filing requirements for goods imported for the first time will not apply, except for goods that are temporarily prohibited from being imported from epidemic areas and goods for which risk emergency response is initiated to address major risks in product quality and safety. Cross-Border E-Commerce Goods Inventory was also revised on November 20, 2018 to reflect this change.

On August 31, 2018, the Standing Committee of the National People's Congress promulgated the E-commerce Law, which came into effect on January 1, 2019. The E-commerce Law imposes a series of requirements on e-commerce operators including e-commerce platform operators, merchants operating on the platform and the individuals and entities carrying out business online. According to the E-commerce Law, e-commerce operators who provide search results based on consumers' characteristics such as hobbies and consumption habits shall also provide consumers with options that are not targeted at their personal characteristics at the same time, respect and fairly protect the legitimate interests of the consumers. The E-commerce Law requires the e-commerce platform operators to:

  •
  verify and register the identities, addresses, contacts and licenses of merchants who apply to provide goods or services on its platform, establish registration archives and update this information on a regular basis;

  •
  record and retain information of the products and services published on its platform, as well as transaction information, for a no less than three years unless otherwise provided by laws and regulations, and ensure the completeness, confidentiality and availability of this information;

  •
  use noticeable labels to clearly distinguish the products or services provided by the platform operators from those provided by merchants;

  •
  submit the identification information of the merchants on its platform to market regulatory administrative authorities as required and remind the merchants to complete the registration with market regulatory administrative authorities;

  •
  submit identification information and tax-related information to tax authorities as required in accordance with the laws and regulations regarding the administration of tax collection and remind the individual merchants to complete the tax registration;

  •
  display the platform service agreement and the transaction rules or links to this information on the homepage of the platform;

  •
  establish a credit evaluation system and publish the credit evaluation rules, and provide consumers with methods to evaluate products sold or services provided on the platform; and

  •
  establish intellectual property rights protection rules, and take necessary measures against infringement of intellectual property rights by merchants on its platform.

In addition, e-commerce platform operators are not allowed to impose unreasonable restrictions over or add unjustified conditions to transactions concluded on their platforms by merchants, or charge merchants operating on its platform any unreasonable fees.

According to the E-commerce Law, e-commerce platform operators are required to assume joint liability with the merchants and may be subject to warnings and fines up to RMB2,000,000 where (i) they fail to take necessary actions when they know or should have known that the products or services provided by the merchants on the platform do not meet personal and property security requirements, or otherwise infringe upon consumers' legitimate rights; or (ii) they fail to take necessary actions, such as deleting and blocking information, disconnecting, terminating transactions and services, when they know or should have known that the merchants on the platform infringe upon the intellectual property rights of others. With respect to products or services affecting consumers' health and safety, e-commerce platform operators will be held liable if they fail to review the qualifications of merchants or fail to safeguard the interests of consumers, and may be subject to warnings and fines up to RMB2,000,000.

Regulation of Mobile Apps

On June 28, 2016, the Cyberspace Administration of China promulgated the Regulations for the Administration of Mobile Internet Application Information Services, which came into effect on August 1, 2016, requiring ICPs who provide information services through mobile Internet applications, or "Apps," to:

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

  •
  respect and protect intellectual property rights; and

  •
  keep records of users' logs for 60 days.

If an ICP who provides information services through Apps violates these regulations, mobile app stores through which the ICP distributes its Apps may issue warnings, suspend the release of its Apps, or terminate the sale of its Apps, and/or report the violations to governmental authorities.

Regulation of Internet Content

The PRC government has promulgated measures relating to Internet content through various ministries and agencies, including the MIIT, the News Office of the State Council, the Ministry of Culture and Tourism and the General Administration of Press and Publication. In addition to various approval and license requirements, these measures specifically prohibit Internet activities that result in the dissemination of any content that is found to contain pornography, promote gambling or violence, instigate crimes, undermine public morality or the cultural traditions of the PRC or compromise State security or secrets. ICPs must monitor and control the information posted on their websites. If any prohibited content is found, they must remove the content immediately, keep a record of it and report to the relevant authorities. If an ICP violates these measures, the PRC government may impose fines and revoke any relevant business operation licenses.

  Regulations on Broadcasting Audio/Video Programs through the Internet

On April 13, 2005, the State Council announced Several Decisions on Investment by Non-state-owned Companies in Culture-related Business in China. These decisions encourage and support non-state-owned companies to enter certain culture-related business in China, subject to restrictions and prohibitions for investment in audio/video broadcasting, website news and certain other businesses by non-state-owned companies. These decisions authorize the State Administration of Radio, Film, and Television, or the SARFT, the Ministry of Culture and the General Administration of Press and Publication, to adopt detailed implementing rules according to these decisions.

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

In 2009, the SARFT released a Notice on Strengthening the Administration of Online Audio/Video Content. This notice reiterated, among other things, that all movies and television shows released or published online must comply with relevant regulations on the administration of radio, film and television. In other words, these movies and television shows, whether produced in the PRC or overseas, must be pre-approved by the SARFT, and the distributors of these movies and television shows must obtain an applicable permit before releasing any of these movies or television shows. In 2012, the SARFT and the State Internet Information Office of the PRC issued a Notice on Improving the Administration of Online Audio/Video Content Including Internet Drama and Micro Films. In 2014, the General Administration of Press and Publication, Radio, Film and Television, or GAPPRFT (which was split into the National Radio and Television Administration, or NRTA, and the State Administration of News and Publication in March 2018) released a Supplemental Notice on Improving the Administration of Online Audio/Video Content Including Internet Drama and Micro Films. This notice stresses that entities producing online audio/video content, such as Internet dramas and micro films, must obtain a permit for radio and television program production and operation, and that online audio/video content service providers should not release any Internet dramas or micro films that were produced by any entity lacking the permit. For Internet dramas or micro films produced and uploaded by individual users, the online audio/video service providers transmitting this content will be deemed responsible as the producer. Furthermore, under this notice, online audio/video service providers can only transmit content uploaded by individuals whose identity has been verified and the content must comply with the relevant content management rules. This notice also requires that online audio/video content, including Internet drama and micro films, be filed with the relevant authorities before release.

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

On April 25, 2016, the GAPPRFT promulgated the Administration Measures on Audio/Video Program Services via Special Network and Directional Transmission, or Circular 6, which came into effect on June 1, 2016 and replaced the Rules for the Administration of Broadcasting of Audio/Video Programs through the Internet and Other Information Networks, which were promulgated in July 2004. Pursuant to Circular 6, providers of audio/video program services via special network and directional transmission, including content providing, integrated broadcasting controlling and transmission and delivery, must obtain an audio/video program transmission license, with a term of three years, issued by the GAPPRFT and operate pursuant to the scope as provided in these licenses. Foreign invested enterprises are not allowed to engage in these businesses.

On March 16, 2018, the GAPPRFT promulgated the Notice on Further Regulating the Transmission of Internet Audio/Video Programs, which requires that, among other things, audio/video platforms must: (i) not re-edit, re-dub, re-caption or otherwise ridicule classic works, radio and television programs, or original Internet audio/video programs without authorization, (ii) not broadcast clips and trailers of audio/video programs without due approval or those already sanctioned by the GAPPRFT, (iii) not transmit re-edited programs that unfairly distort the original content, (iv) strictly monitor the adapted content uploaded by platform users and not provide transmission channels for illicit content, and (v) immediately take down unauthorized content upon receipt of complaints from copyright owners, radio and television stations, or film and television production institutions.

Pursuant to this notice, online audio/video programs may not cooperate with entities that illegally conduct Internet audio/video program services without approval, including accepting sponsorship or endorsement from these entities.

On December 27, 2018, the NRTA issued the Notice on the Upgrading of the Network Audio/Visual Program Information Filing System. According to this notice, since February 15, 2019, a producer shall submit relevant information, such as name, type, content outline and budget, of any major network movie or teleplay (including network plays, network movies and network animations) to the NRTA's "Major Network Movies and Teleplays Information Filing System" before producing the movie or teleplay. Major network movies and teleplays include any network series, and network animations, with total investment of over RMB5 million, and any network movie with an investment of over RMB1 million. After shooting and production of any major network movie or teleplay, the producers shall file the relevant information, such as the expected broadcasting platform, amount of actual investment and actor's remuneration, with the above-mentioned filing system, and submit the finished program to the relevant radio and television administrative departments. An online filing number will be assigned to a major network series after the content passes the review of the relevant radio and television administrative department. Major network series, network movies and network animations with online filing numbers are permitted to be broadcasted and promoted on the home pages of various audio-visual program websites, and may be used for promoting investment, membership recommendation, online recommendation and program optimization of audio-visual program websites.

  Regulations on Internet Publication

The SARFT is responsible for nationwide supervision and administration of publishing activities in China. On February 4, 2016, the GAPPRFT, the SARFT's predecessor, and the MIIT jointly promulgated the Online Publication Service Administration Rules, or the Online Publication Rules, which took effect on March 10, 2016 and replaced the Internet Publication Tentative Administrative Measures, which were promulgated in June 2002.

Pursuant to the Online Publication Rules, an online publication service provider must obtain the Online Publication Service License from the GAPPRFT. The term "online publication service" is defined as the provision of online publications to the public through information networks. The term "online publications" is defined as digital works characteristic of publishing such as editing, production or processing provided to the public through information networks, and primarily includes:

  •
  original digital works such as texts, pictures, maps, games, cartoons and audio-visual reading materials in the fields of literature, art, science, etc., that are of knowledge or ideology;

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

Other entities that intend to engage in online publication services must have:

  •
  a specific name and articles of association that is not identical to those of any other publication service provider;

  •
  a legal representative and key responsible persons who shall be PRC citizens living permanently in the PRC who have full civil capacity to act, and at least one of these legal representatives or key responsible persons must have a mid-level or higher professional qualification in the field of publication;

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

  Regulations on Internet Drug Information Service

The State Food and Drug Administration, or the SFDA, the predecessor of the National Medical Products Administration, promulgated the Administrative Measures on Internet Drug Information Service in July 2004 and further amended the same in November 2017. Since the promulgation of the Administrative Measures on Internet Drug Information Service, the SFDA had issued certain implementing rules and notices aimed at adding specificity to these regulations. These measures set out regulations governing the classification, application, approval, content, qualifications and requirements for Internet drug information services. An ICP service operator that provides information regarding drugs or medical equipment must obtain an Internet Drug Information Service Qualification Certificate from the applicable provincial level counterpart of the National Medical Products Administration.

  Regulations on Internet News Information Services

Publishing and disseminating news through the Internet are highly regulated in the PRC. On November 6, 2000, the State Council Information Office, or SCIO, and the MIIT jointly promulgated the Provisional Measures for Administrating Internet Websites Carrying on the News Publication Business, or Internet News Measures.

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

On September 25, 2005, the SCIO and the MIIT jointly issued the Provisions on the Administration of Internet News Information Services, requiring Internet news information service organizations to provide services as approved by the SCIO, subject to annual inspection under the new provisions. These Provisions also provide that no foreign invested enterprise, whether jointly or wholly owned by the foreign investor, may be an Internet news information service organization, and no cooperation between Internet news information service organizations and foreign invested enterprises is allowed before the SCIO completes the security evaluation.

On May 2, 2017, the Cyberspace Administration issued the Administrative Provisions on Internet News Information Services, or the 2017 Internet News Information Provisions, which came into effect on June 1, 2017 and redefine news information as reports and commentary on political, economic, military, diplomatic and other social and public affairs, as well as reports and commentary on emergency social events. Pursuant to the 2017 Internet News Information Provisions, the Cyberspace Administration and its local counterparts replaced the SCIO as the government department in charge of supervision and administration of Internet news information. Furthermore, an ICP operator must obtain approval from the Cyberspace Administration in order to provide Internet news information services, including through websites, applications, forums, blogs, microblogs, public accounts, instant messaging tools, and webcasts.

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

On November 20, 2006, the Ministry of Culture issued Several Suggestions of the Ministry of Culture on the Development and Administration of Internet Music, or the Suggestions, which became effective on November 20, 2006. The Suggestions, among other things, reiterate the requirement for an Internet service provider to obtain an

Internet culture business permit to carry on any business relating to Internet music products. In addition, foreign investors are prohibited from operating Internet culture businesses. However, the laws and regulations on Internet music products are still evolving, and there have not been any provisions stipulating whether or how music videos will be regulated by the Suggestions.

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

The PRC Postal Law also requires that a company operating express delivery services must apply for and obtain the Courier Service Operation Permit prior to applying for its business license. Pursuant to the Administrative Measures on Courier Service Operation Permits, which were promulgated by the Ministry of Transport in June 2015 and amended in October 2018, any entity engaging in express delivery services is required to obtain a Courier Service Operation Permit from the State Post Bureau or its local counterpart and is subject to their supervision and regulation. The express delivery business must be operated within the permitted scope and the valid term of the Courier Service Operation Permit.

On March 2, 2018, the State Council promulgated the Provisional Regulations for Express Delivery, or the Provisional Regulations, which came into effect on May 1, 2018 and was amended on March 2, 2019. The

Provisional Regulations reiterate that a company operating express delivery services must obtain the Courier Service Operation Permit and sets forth specific rules and security requirements for express delivery operations.

Regulation of Internet Security

The Decision in Relation to Protection of Internet Security enacted by the Standing Committee of the National People's Congress of China on December 28, 2000 provides that the following activities conducted through the Internet are subject to criminal punishment:

  •
  gaining improper entry into a computer or system of strategic importance;

  •
  disseminating politically disruptive information or obscenities;

  •
  leaking State secrets;

  •
  spreading false commercial information; or

  •
  infringing intellectual property rights.

The Administrative Measures on the Security Protection of Computer Information Network with International Connections, issued by the Ministry of Public Security on December 16, 1997 and amended on January 8, 2011, prohibit the use of the Internet in a manner that would result in the leakage of State secrets or the spread of socially destabilizing content. The Provisions on Technological Measures for Internet Security Protection, or the Internet Security Protection Measures, promulgated on December 13, 2005 by the Ministry of Public Security require all ICPs to keep records of certain information about their users (including user registration information, log-in and log-out time, IP address, content and time of posts by users) for at least 60 days and submit the above information as required by laws and regulations. Under these measures, value-added telecommunications services license holders must regularly update information security and content control systems for their websites and must also report any public dissemination of prohibited content to local public security authorities. If a value-added telecommunications services license holder violates these measures, the Ministry of Public Security and the local security bureaus may revoke its operating license and shut down its websites.

The Communication Network Security Protection Administrative Measures, which were promulgated by the MIIT on January 21, 2010, require that all communication network operators, including telecommunications service providers and Internet domain name service providers, divide their own communication networks into units. These communication network units shall be rated in accordance with degree of damage to national security, economic operation, social order and public interest in the event a unit is damaged. Communication network operators must file the division and ratings of their communication networks with MIIT or its local counterparts. If a communication network operator violates these measures, the MIIT or its local counterparts may order rectification or impose a fine up to RMB30,000 in case a violation is not duly rectified.

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

On November 7, 2016, the National People's Congress Standing Committee promulgated the Cybersecurity Law, which came into effect on June 1, 2017, and applies to the construction, operation, maintenance and use of networks as well as the supervision and administration of cybersecurity in China. The Cybersecurity Law defines "networks" as systems that are composed of computers or other information terminals and relevant facilities used for the purpose of collecting, storing, transmitting, exchanging and processing information in accordance with certain rules and procedures. "Network operators," who are broadly defined as owners and administrators of networks and network service providers, are subject to various security protection-related obligations including:

  •
  complying with security protection obligations in accordance with tiered cybersecurity system's protection requirements, which include formulating internal security management rules and manual, appointing cybersecurity responsible personnel, adopting technical measures to prevent computer viruses and cybersecurity endangering activities, adopting technical measures to monitor and record network operation status, cybersecurity events, retaining user logs for at least six months and adopting measures such as data classification, key data backup and encryption, for the purpose of securing networks from interference, vandalization, or unauthorized visit and preventing network data from leakage, theft or tampering;

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

According to the Cybersecurity Law, network service providers must inform users about and report to the relevant authorities any known security defects and bugs, and must provide continuous security maintenance services for their products and services. Network products and service providers shall not contain or provide malware.

Network service providers who do not comply with the Cybersecurity Law may be subject to fines, suspension of their businesses, shutdown of their websites, and revocation of their business licenses.

On April 11, 2017, the Cyberspace Administration of China released the draft Measures on Security Assessment of the Cross-Border Transfer of Personal Information and Important Data, or the draft Cross-Border Transfer Measures, which require personal information and important data collected by and produced by all network operators during the course of their operations within China to be stored within China. According to the draft Cross-Border Transfer Measures, self-assessment by network operators or assessment by industrial regulatory authority or the national cyberspace authority under certain circumstances must be completed before transferring personal information or important data overseas.

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

The Cyberspace Administration of China completed the solicitation of comments on the draft Cross-Border Transfer Measures in May 2017 but has not promulgated the final measures. There are still substantial uncertainties with respect to its final content and enactment timetable.

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

The Cyberspace Administration is responsible for organizing and implementing cybersecurity reviews, while the competent departments in key industries such as finance, telecommunications, energy and transport shall be responsible for organizing and implementing security review of cyber products and services in their respective industries or fields. There are still substantial uncertainties with respect to the interpretation and implementation of the Cybersecurity Review Measures.

On November 15, 2018, the Cyberspace Administration issued the Provisions on Security Assessment of the Internet Information Services with Public Opinion Attributes or Social Mobilization Capacity, which came into effect on November 30, 2018. The provisions require ICPs to conduct security assessments on their Internet information services if their services include forums, blogs, microblogs, chat rooms, communication groups, public accounts, short-form videos, online live-streaming, information sharing, mini programs or other functions that provide channels for the public to express opinions or have the capability of mobilizing the public to engage in specific activities. ICPs must conduct self-assessment on, among other things, the legality of new technology involved in the services and the effectiveness of security risk prevention measures, and file the assessment report with the local competent cyberspace administration authority and public security authority.

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

Regulation of Consumer Protection

Our online and mobile commerce business is subject to a variety of consumer protection laws, including the PRC Consumer Rights and Interests Protection Law, as amended and effective as of March 15, 2014, and the Administrative Measures for Online Trading, both of which have imposed stringent requirements and obligations on business operators, including Internet business operators and platform service providers like us. For example, consumers are entitled to return goods purchased online, subject to certain exceptions, within seven days upon receipt of goods for no reason. On January 6, 2017, the SAIC issued the Interim Measures for No Reason Return of Online Purchased Commodities within Seven Days, which came into effect on March 15, 2017, further clarifying the scope of consumers' rights to make returns without a reason, including exceptions, return procedures and online marketplace platform providers' responsibility to formulate seven-day no-reason return rules and related consumer protection systems, and supervise the merchants for compliance with these rules. To ensure that merchants and service providers comply with these laws and regulations, we, as platform operators, are required to implement rules governing transactions on our platform, monitor the information posted by merchants and service providers, and report any violations by merchants or service providers to the relevant authorities. In addition, online marketplace platform providers may, pursuant to PRC consumer protection laws, be subject to liabilities if the lawful rights and interests of consumers are infringed in connection with consumers' purchase of goods or acceptance of services on online marketplace platforms and the platform service providers fail to provide consumers with the contact information of the merchant or manufacturer. In addition, platform service providers may be jointly and severally liable with merchants and manufacturers if they are aware or should be aware that the merchant or manufacturer is using the online platform to infringe upon the lawful rights and interests of consumers and fail to take measures necessary to prevent or stop this activity.

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

  Patent

Patents in the PRC are principally protected under the Patent Law of the PRC. The duration of a patent right is either 10 years or 20 years from the date of application, depending on the type of patent right.

  Copyright

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

  Trademark

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

  Domain Name

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

Tax Regulations

  PRC Enterprise Income Tax

The PRC enterprise income tax, or EIT, is calculated based on the taxable income determined under the applicable EIT Law and its implementation rules, both of which became effective on January 1, 2008 and were most recently amended on December 29, 2018 and April 23, 2019, respectively. The EIT Law generally imposes a uniform enterprise income tax rate of 25% on all resident enterprises in China, including foreign-invested enterprises.

The EIT Law and its implementation rules permit certain High and New Technologies Enterprises, or HNTEs, to enjoy a reduced 15% enterprise income tax rate subject to these HNTEs meeting certain qualification criteria. In addition, the relevant EIT laws and regulations also provide that entities recognized as Software Enterprises are able to enjoy a tax holiday consisting of a two-year-exemption commencing from their first profitable calendar year and a 50% reduction in ordinary tax rate for the following three calendar years, while entities qualified as key software enterprises can enjoy a preferential EIT rate of 10%. A number of our PRC subsidiaries and operating entities enjoy these types of preferential tax treatment.

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

According to Bulletin 37, if a non-PRC resident fails to comply with the tax payment obligations, the tax authority may seek the payment of tax arrears and late fees payable from other income of the non-PRC resident within the territory of China.

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

In November 2011, the Ministry of Finance and the State Administration of Taxation promulgated the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax. In May and December 2013, April 2014, March 2016 and July 2017, the Ministry of Finance and the State Administration of Taxation promulgated Circular 37, Circular 106, Circular 43, Circular 36 and Circular 58 to further expand the scope of services that are to be subject to Value-Added Tax, or VAT, instead of business tax. Pursuant to these tax rules, from August 1, 2013, a VAT was imposed to replace the business tax in certain service industries, including technology services and advertising services, and from May 1, 2016, VAT replaced business tax in all industries, on a nationwide basis. On November 19, 2017, the State Council further amended the Interim Regulation of the People's Republic of China on Value Added Tax to reflect the normalization of the pilot program. A VAT rate of 6% applies to revenue derived from the provision of certain services. Unlike business tax, a taxpayer is allowed to offset the qualified input VAT paid on taxable purchases against the output VAT chargeable on the revenue from services provided.

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

On March 20, 2019, the Ministry of Finance, the State Administration of Taxation and the General Administration of Customs issued the Announcement on Policies for Deepening the VAT Reform, or Announcement 39, which came into effect on April 2019, to further slash VAT rates. According to Announcement 39, (i) for general VAT payers' sales activities or imports previously subject to VAT at an existing applicable rate of 16% or 10%, the applicable VAT rate is adjusted to 13% or 9% respectively; (ii) for the agricultural products purchased by taxpayers to which an existing 10% deduction rate is applicable, the deduction rate is adjusted to 9%; (iii) for the agricultural products purchased by taxpayers for production or commissioned processing, which are subject to VAT at 13%, the input VAT will be calculated at a 10% deduction rate; (iv) for the exportation of goods or labor services that are subject to VAT at 16%, with the applicable export refund at the same rate, the export refund rate is adjusted to 13%; and (v) for the exportation of goods or cross-border taxable activities that are subject to VAT at 10%, with the export refund at the same rate, the export refund rate is adjusted to 9%.

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

The above-mentioned notice was abolished pursuant to the New Cross-Border E-commerce Tax Notice. The goods imported through cross-border e-commerce platforms are now treated as normal goods rather than "personal baggage or postal articles" and subject to the usual value-added tax, consumption tax and tariff. In general, a value-added tax at the rate of 17% (before May 1, 2018) and 16% (from May 1, 2018 onwards) is levied on most products sold on the cross-border e-commerce platform and a 15% consumption tax on high-end cosmetics, while no consumption tax is levied on skin care products, maternity and baby care products. As a preferential tax treatment, the Notice on Improving the Tax Policies on Cross-Border E-Commerce Retail Imports, which was issued on November 29, 2018 provides that, if the goods imported through cross-border e-commerce platforms are within the quota of RMB5,000 per purchase order and RMB26,000 per year per buyer, there is a 30% discount off the applicable value-added tax and the consumption tax, and the tariff is waived.

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

In August 2008, SAFE issued the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or

SAFE Circular 142, regulating the conversion by a foreign-invested enterprise of foreign currency-registered capital into RMB by restricting how the converted RMB may be used. In addition, SAFE promulgated Circular 45 on November 9, 2011 in order to clarify the application of SAFE Circular 142. Under SAFE Circular 142 and Circular 45, the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable government authority and may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of RMB capital converted from foreign currency registered capital of foreign-invested enterprises. The use of RMB capital may not be changed without SAFE's approval, and RMB capital may not in any case be used to repay RMB loans if the proceeds of the loans have not been used.

To further reform the foreign exchange administration system in order to satisfy and facilitate the business and capital operations of foreign invested enterprises, SAFE issued the Circular on the Relevant Issues Concerning the Launch of Reforming Trial of the Administration Model of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises in Certain Areas in July 2014, which became effective on August 4, 2014. This circular suspends the application of SAFE Circular 142 in certain areas and allows a foreign-invested enterprise registered in these areas with a business scope including "investment" to use the RMB capital converted from foreign currency registered capital for equity investments within the PRC. SAFE released the Notice on the Reform of the Administration Method for the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises, or SAFE Circular 19, in March 2015, which came into force and superseded SAFE Circular 142 on June 1, 2015. Circular 19 allows foreign invested enterprises to settle their foreign exchange capital on a discretionary basis according to the actual needs of their business operation and provides the procedures for foreign invested companies to use Renminbi converted from foreign currency-denominated capital for equity investment. Nevertheless, Circular 19 also reiterates the principle that Renminbi converted from foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope.

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

In June 2016, SAFE issued the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or Circular 16, which took effect on the same day. Compared to Circular 19, Circular 16 provides that discretionary foreign exchange settlement applies to foreign exchange capital, foreign debt offering proceeds and remitted foreign listing proceeds, and the corresponding Renminbi obtained from foreign exchange settlement are not restricted from extending loans to related parties or repaying the inter-company loans (including advances by third parties). However, there still exist substantial uncertainties with respect to the interpretation and implementation of Circular 16 in practice.

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

  •
  expanding the scope of foreign exchange settlement for domestic foreign exchange loans,

  •
  allowing the capital repatriation for offshore financing against domestic guarantee,

  •
  facilitating the centralized management of foreign exchange funds of multinational companies, and

  •
  allowing offshore institutions within pilot free trade zones to settle foreign exchange in domestic foreign exchange accounts; and

  •
  tightening genuineness and compliance verification of cross-border transactions and cross-border capital flow, including:

  •
  improving the statistics of current account foreign currency earnings deposited offshore,

  •
  requiring banks to verify board resolutions, tax filing form, and audited financial statements before wiring foreign invested enterprises' foreign exchange distribution above US$50,000,

  •
  strengthening genuineness and compliance verification of foreign direct investments, and

  •
  implementing full scale management of offshore loans in Renminbi and foreign currencies by requiring the total amount of offshore loans be no higher than 30% of the onshore lender's equity shown on its audited financial statements of the last year.

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

We have notified substantial beneficial owners of ordinary shares who we know are PRC residents of their filing obligation, and pursuant to Circular 37, we have periodically filed and updated foreign exchange registration, on behalf of certain employee shareholders whom we know are PRC residents. However, we may not be aware of the identities of all our beneficial owners who are PRC residents. In addition, we do not have control over our beneficial owners and cannot assure you that all of our PRC resident beneficial owners will comply with SAFE Circular 37. The failure of our beneficial owners who are PRC residents to register or amend their SAFE registrations in a timely manner pursuant to SAFE Circular 37 or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in SAFE Circular 37 may subject these beneficial owners or our PRC subsidiaries to fines and legal sanctions. Failure to register or amend the registration may also limit our ability to contribute additional capital to our PRC subsidiaries or receive dividends or other distributions from our PRC subsidiaries or other proceeds from disposal of our PRC subsidiaries, or we may be penalized by SAFE.

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

Anti-Terrorism Law

The PRC Anti-Terrorism Law, which was promulgated on December 27, 2015, came into effect on January 1, 2016 and was amended on April 27, 2018, imposing obligations on telecommunication business operators and Internet service providers to provide technical interfaces and technical assistance in decryption and other efforts to public and national security authorities in terrorism prevention and investigation. Also, the Anti-Terrorism Law requires Internet service providers to implement network security and information and content monitoring systems and adopt technical security measures to prevent the dissemination of information containing terrorist or extremist content. Once content of this type is detected, Internet service providers shall cease the transmission of the information, keep the relevant records, delete the information and report to public and national security bodies. In addition, the Anti-Terrorism Law requires telecommunication business operators and Internet service providers to verify the identity of their clients, and not to provide services to anyone whose identity is unclear or who declines to verify his/her identity. However, the Anti-Terrorism Law does not further specify the required verification measures. Since the Anti-Terrorism Law was promulgated recently, there exist substantial uncertainties with respect to its interpretation and implementation by governmental authorities.

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

On January 13, 2017, the PBOC issued the Notice on Matters Related to Implementation of Centralized Custody of Clients' Reserve Funds of Payment Institutions, which requires that from April 17, 2017, payment institutions transfer a portion of customer reserve funds to a specifically designated bank account upon the request of the PBOC and that no interest shall accrue upon the transferred customer reserve funds. On June 29, 2018, the PBOC issued the Notice on Matters Related to Fully-centralized Custody of Clients' Reserve Funds of Payment Institutions, which requires payment institutions to deposit 100% of their customer reserve funds by January 14, 2019.

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

Data Protection Regulation in Europe

On May 25, 2018, EU Directive 95/46/EEC was replaced by the GDPR on the protection of natural persons with regard to the processing and free movement of personal data. The GDPR applies directly in all EU member states from May 25, 2018 and applies to companies with an establishment in the European Economic Area, or the EEA, and to certain other companies not in the EEA that offer or provide goods or services to individuals located in the EEA or monitor individuals located in the EEA. The GDPR implements more stringent operational requirements for controllers of personal data, including, for example, expanded disclosures about how personal information is to be used, limitations on retention of information and pseudonymized data, increased cyber security requirements, mandatory data breach notification requirements and higher standards for controllers to demonstrate that they have obtained a valid legal basis for certain data processing activities.

The activities of data processors will be regulated for the first time, and companies undertaking processing activities are required to offer certain guarantees in relation to the security of processing and the handling of personal data. Contracts with data processors will also need to be updated to include certain terms prescribed by the GDPR, and negotiating these updates may not be fully successful in all cases. Failure to comply with EU laws, including failure under the GDPR and other laws relating to the security of personal data may result in fines up to €20,000,000 or up to 4% of the total worldwide annual turnover of the preceding financial year, if greater, and other administrative penalties including criminal liability.

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

SoftBank is one of our substantial shareholders. During fiscal year 2019, SoftBank, through one of its non-U.S. subsidiaries, provided roaming services in Iran through Telecommunications Services Company (MTN Irancell), which is or may be a government-controlled entity. During fiscal year 2019, SoftBank had no gross revenues from these services and no net profit was generated. This subsidiary also provided telecommunications services in the ordinary course of business to accounts affiliated with the Embassy of Iran in Japan. During fiscal year 2019, SoftBank estimates that gross revenues and net profit generated by these services were both under US$17,000. We were not involved in, and did not receive any revenue from, any of these activities. These activities have been conducted in accordance with applicable laws and regulations, and they are not sanctionable under U.S.

or Japanese law. Accordingly, with respect to Telecommunications Services Company (MTN Irancell), the relevant SoftBank subsidiary intends to continue these activities. With respect to services provided to accounts affiliated with the Embassy of Iran in Japan, the relevant SoftBank subsidiary is obligated under contract to continue these services.

In addition, during fiscal year 2019, SoftBank, through one of its non-U.S. indirect subsidiaries, provided office supplies to the Embassy of Iran in Japan. SoftBank estimates that gross revenue and net profit generated by these services were under US$10,000 and US$2,000, respectively. We were not involved in, and did not receive any revenue from any of these activities. The relevant SoftBank subsidiary intends to continue these activities.

C.    Organizational Structure

As of March 31, 2019, we conducted our business operations across approximately 700 subsidiaries and consolidated entities incorporated in China and approximately 520 subsidiaries and consolidated entities incorporated in other jurisdictions. Like many large scale, multinational companies with businesses around the world and across industries, we conduct our business through a large number of Chinese and foreign operating entities as we continue to expand through organic growth and acquisitions and consolidations of new businesses. The chart below summarizes our corporate legal structure and identifies our significant subsidiaries, as that term is defined under Section 1-02 of Regulation S-X under the Securities Act, and other subsidiaries and variable interest entities that are material to our business:

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

Contractual Arrangements among Our Wholly-Owned Entities, Variable Interest Entities and the Variable Interest Entity Equity Holders

Due to legal restrictions on foreign ownership and investment in, among other areas, value-added telecommunications services, which include the operations of Internet content providers, or ICPs, we, similar to all other entities with foreign-incorporated holding company structures operating in our industry in China, operate our Internet businesses and other businesses in which foreign investment is restricted or prohibited in the PRC through various contractual arrangements with VIEs that are incorporated and 100% owned by PRC citizens or by PRC entities owned and/or controlled by PRC citizens. The relevant variable interest entities hold the ICP licenses and other regulated licenses and operate our Internet businesses and other businesses in which foreign investment is restricted or prohibited. Specifically, our variable interest entities that are material to our business are Zhejiang Taobao Network Co., Ltd., Zhejiang Tmall Network Co., Ltd., Alibaba Cloud Computing Ltd., Hangzhou Alibaba Advertising Co., Ltd. and Youku Information Technology (Beijing) Co., Ltd. We have entered into certain contractual arrangements, as described in more detail below, which collectively enable us to exercise effective control over the variable interest entities and realize substantially all of the economic risks and benefits arising from the variable interest entities. As a result, we include the financial results of each of the variable interest entities in our consolidated financial statements in accordance with U.S. GAAP as if they were our wholly-owned subsidiaries.

Other than the ICP licenses and other licenses and approvals for businesses in which foreign ownership is restricted or prohibited that are held by our variable interest entities, we hold our material assets in, conduct our material operations and generate the significant majority of revenues through, our wholly-owned entities, which primarily provide technology and other services to our customers. We primarily generate our revenue directly through our wholly-owned entities, which directly capture the profits and associated cash flow from operations without having to rely on contractual arrangements to transfer cash flow from the variable interest entities to our wholly-owned entities.

VIE Structure Enhancement

Overview

The following diagram is a simplified illustration of the typical ownership structure and contractual arrangements for variable interest entities:

We are in the process of enhancing the structure we use to hold our variable interest entities so that we can better ensure the stability and proper governance of our variable interest entities as an integral part of our company, or the VIE Structure Enhancement. The VIE Structure Enhancement maintains the primary legal framework that we and many peer companies in our industry have adopted to operate businesses in which foreign investment is restricted or prohibited in the PRC. We have completed the VIE Structure Enhancement for four of our five material variable interest entities.

Upon the completion of the VIE Structure Enhancement for each VIE, the equity interest of each variable interest entity will, instead of being held by a few individuals, be directly held by a PRC limited liability company, which in turn will be indirectly held (through a layer of PRC limited partnerships) by selected members of the Alibaba Partnership or our management who are PRC citizens. This new structure institutionalizes the governance framework of our VIEs.

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

VIE equity holders after the VIE Structure Enhancement

Prior to the VIE Structure Enhancement, our material variable interest entities were owned by natural persons.

Following the VIE Structure Enhancement, a material variable interest entity will be held by a PRC limited liability company. This PRC limited liability company will in turn be directly or indirectly owned by two PRC limited partnerships, each of which will hold 50% of the equity interest. Each of these partnerships is comprised of (i) a PRC limited liability company, as general partner (which is formed by a number of selected members of the Alibaba Partnership and our management who are PRC citizens), and (ii) the same group of natural persons, as limited partners. Under the terms of the relevant partnership agreements, the natural person limited partners must be members of the Alibaba Partnership or our management who are PRC citizens and as designated by the general partner of the partnership. We may also create additional holding structures in the future in connection with the VIE Structure Enhancement.

The following diagram is a simplified illustration of the typical ownership structure and contractual arrangements of the VIEs following the VIE Structure Enhancement.

(1)
Selected members of the Alibaba Partnership or our management who are PRC citizens.

Following the VIE Structure Enhancement, the designated wholly-owned entity, on the one hand, and the corresponding VIE and the multiple layers of legal entities above the VIE, as well as the natural persons described above, on the other hand, will enter into contractual arrangements, which are substantially similar to the contractual arrangements we have historically used for our variable interest entities. See "— Contracts that Give us Effective Control of the Variable Interest Entities" and "— Contracts that Enable us to Receive Substantially All of the Economic Benefits from the Variable Interest Entities" below.

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

Contracts that Give Us Effective Control of the Variable Interest Entities

Loan agreements

Pursuant to the relevant loan agreement, our respective wholly-owned entity has granted a loan to the relevant variable interest entity equity holders, which may only be used for the purpose of its business operation activities agreed by our wholly-owned entity. Our wholly-owned entity may require acceleration of repayment at its absolute discretion. When the variable interest entity equity holders make early repayment of the outstanding amount, our wholly-owned entity or a third-party designated by it may purchase the equity interests in the variable interest entity at a price equal to the outstanding amount of the loan, subject to any applicable PRC laws, rules and regulations. The variable interest entity equity holders undertake not to enter into any prohibited transactions in relation to the variable interest entity, including the transfer of any business, material assets, intellectual property rights or equity interests in the variable interest entity to any third-party. The parties to the loan agreement for each of our material variable interest entities are the PRC citizens or entities that are shareholders of those entities (in respect of the existing VIE structure) or, following the VIE Structure Enhancement, the relevant PRC limited liability company, on the one hand, and Taobao (China) Software Co., Ltd., Zhejiang Tmall Technology Co., Ltd., Alibaba (China) Technology Co., Ltd., Zhejiang Alibaba Cloud Computing Ltd. and Youku Internet Technology (Beijing) Co., Ltd., our respective wholly-owned entity, on the other hand.

Exclusive call option agreements

The variable interest entity equity holder has granted our wholly-owned entity an exclusive call option to purchase its equity interest in the variable interest entity at an exercise price equal to the higher of (i) the paid-in registered capital in the variable interest entity; and (ii) the minimum price as permitted by applicable PRC laws. Each relevant variable interest entity has further granted our relevant wholly-owned entity an exclusive call option to purchase its assets at an exercise price equal to the book value of the assets or the minimum price as permitted by applicable PRC law, whichever is higher. Following the VIE Structure Enhancement, each relevant variable interest entity and its equity holders will also jointly grant our relevant wholly-owned entity (A) an exclusive call option to request the relevant variable interest entity to decrease its registered capital at an exercise price equal to the higher of (i) the paid-in registered capital in the relevant variable interest entity and (ii) the minimum price as permitted by applicable PRC law, or the capital decrease price, and (B) an exclusive call option to subscribe for the increased capital of relevant variable interest entity at a price equal to the sum of the capital decrease price and the unpaid registered capital, if applicable, as of the capital decrease. Our wholly-owned entity may nominate another entity or individual to purchase the equity interest or assets, or to subscribe for the relevant increased capital, if applicable, under the call options. Execution of each call option shall not violate the applicable PRC laws, rules and regulations. Each variable interest entity equity holders has agreed that the following amounts, to the extent in excess of the original registered capital that they contributed to the variable interest entity (after deduction of relevant tax expenses), belong to and shall be paid to our relevant wholly-owned entities: (i) proceeds from the transfer of its equity interests in the variable interest entity, (ii) proceeds received in connection with a capital decrease in the variable interest entity, and (iii) distributions or liquidation residuals from the disposal of its equity interests in the variable interest entity upon termination or liquidation. Moreover, any profits, distributions or dividends (after deduction of relevant tax expenses) received by the variable interest entity equity holder also belong to and shall be paid to our wholly-owned entity. The exclusive call option agreements remain in effect until the equity interest or assets that are the subject of these agreements are transferred to our wholly-owned entity. The parties to the exclusive call option agreement for each of our material variable interest entities are the relevant variable interest entity equity holders, the relevant variable interest entity and its corresponding wholly-owned entity.

Proxy agreements

Pursuant to the relevant proxy agreement, each of the variable interest entity equity holders irrevocably authorizes any person designated by our wholly-owned entity to exercise his rights as the equity holder of the variable interest entity, including without limitation the right to vote and appoint directors. The parties to the proxy agreement for each of our material variable interest entities are the relevant variable interest entity equity holder, the relevant variable interest entity and its corresponding wholly-owned entity.

Equity pledge agreements

Pursuant to the relevant equity pledge agreement, the relevant variable interest entity equity holders have pledged all of their interests in the equity of the variable interest entity as a continuing first priority security interest in favor of the corresponding wholly-owned entity to secure the outstanding amounts advanced under the relevant loan agreements described above and to secure the performance of obligations by the variable interest entity and/or its equity holders under the other structure contracts. Each wholly-owned entity is entitled to exercise its right to dispose of the variable interest entity equity holders' pledged interests in the equity of the variable interest entity and has priority in receiving payment by the application of proceeds from the auction or sale of the pledged interests, in the event of any breach or default under the loan agreement or other structure contracts, if applicable. These equity pledge agreements remain in force until the later of (i) the full performance of the contractual arrangements by the relevant parties, and (ii) the full repayment of the loans made to the relevant variable interest entity equity holders. The parties to the equity pledge agreement for each of our material variable interest entities are the relevant variable interest entity equity holders, the relevant variable interest entity and its corresponding wholly-owned entity.

Contracts that Enable Us to Receive Substantially All of the Economic Benefits from the Variable Interest Entities

Exclusive technology services agreements or exclusive services agreements

Each relevant variable interest entity has entered into an exclusive technology services agreement or, following the VIE Structure Enhancement, an exclusive service agreement with the respective wholly-owned entity, pursuant to which our relevant wholly-owned entity provides exclusive services to the variable interest entity. In exchange, the variable interest entity pays a service fee to our wholly-owned entity, the amount of which shall be determined, to the extent permitted by applicable PRC laws as proposed by our wholly-owned entity, resulting in a transfer of substantially all of the profits from the variable interest entity to our wholly-owned entity.

The exclusive call option agreements described above also entitle our wholly-owned entity to all profits, distributions or dividends (after deduction of relevant tax expenses) to be received by the variable interest entity equity holder, and the following amounts, to the extent in excess of the original registered capital that they contributed to the variable interest entity (after deduction of relevant tax expenses) to be received by each variable interest entity equity holder: (i) proceeds from the transfer of its equity interests in the variable interest entity, (ii) proceeds received in connection with a capital decease in the variable interest entity, and (iii) distributions or liquidation residuals from the disposal of its equity interests in the variable interest entity upon termination or liquidation.

In the opinion of Fangda Partners, our PRC legal counsel:

  •
  the ownership structures of our material wholly-owned entities and our material variable interest entities in China do not and will not violate any applicable PRC law, regulation, or rule currently in effect; and

  •
  the contractual arrangements between our material wholly-owned entities, our material variable interest entities and the variable interest entity equity holders governed by PRC laws are valid, binding and enforceable in accordance with their terms and applicable PRC laws, rules, and regulations currently in effect, and will not violate any applicable PRC law, regulation, or rule currently in effect.

However, we have been further advised by our PRC legal counsel, Fangda Partners, that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, rules and regulations. Accordingly, the possibility that the PRC regulatory authorities and PRC courts may in the future take a view that is contrary to the opinion of our PRC legal counsel cannot be ruled out. We have been further advised by our PRC legal counsel that if the PRC government finds that the agreements that establish the structure for operating our Internet-based business do not comply with PRC government restrictions on foreign investment in the aforesaid business we engage in, we could be subject to severe penalties including being prohibited from continuing operations. See "Item 3. Key Information — D. Risk Factors — Risks Related to Our Corporate Structure."

D.  Property, Plant and Equipment

As of March 31, 2019, we occupied facilities around the world with an aggregate gross floor area of office buildings, logistics warehouses, retail space and other facilities owned by us totaling approximately 6.3 million square meters, reflecting the continuous expansion of our business through organic growth and acquisitions and consolidation of new businesses. We maintain offices in many countries and regions, including China, Hong Kong, Singapore and the United States. In addition, we maintain data centers in a number of countries including China, Indonesia, Malaysia, India, Australia, Singapore, Dubai, Germany, the United Kingdom, Japan, the United States and others.

ITEM 4A.    UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.  Operating Results

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements and the related notes included elsewhere in this annual report and in particular, "Item 4. Information on the Company — B. Business Overview." This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under "Item 3. Key Information — D. Risk Factors" and elsewhere in this annual report. We have prepared our financial statements in accordance with U.S. GAAP. Our fiscal year ends on March 31 and references to fiscal years 2017, 2018 and 2019 are to the fiscal years ended March 31, 2017, 2018 and 2019, respectively.

Overview

We achieved significant growth and strong operating results in fiscal year 2019. Our total revenue increased by 58% from RMB158,273 million in fiscal year 2017 to RMB250,266 million in fiscal year 2018, and further increased by 51% to RMB376,844 million (US$56,152 million) in fiscal year 2019. Our net income increased by 49% from RMB41,226 million in fiscal year 2017 to RMB61,412 million in fiscal year 2018, and further increased by 31% to RMB80,234 million (US$11,955 million) in fiscal year 2019.

Our non-GAAP net income, which excludes the effect of disposal and revaluation gains, share-based compensation and certain other items, increased by 44% from RMB57,871 million in fiscal year 2017 to RMB83,214 million in fiscal year 2018, and further increased by 12% to RMB93,407 million (US$13,918 million) in fiscal year 2019. For further information on non-GAAP financial measures we use in evaluating our operating results and for financial and operational decision-making purposes, see "Item 3. Key Information — A. Selected Financial Data — Non-GAAP Measures."

Our Operating Segments

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

We present segment information after elimination of inter-company transactions. In general, revenue, cost of revenue and operating expenses are directly attributable, and are allocated, to each segment. We allocate costs and expenses that are not directly attributable to individual segments, such as those that support infrastructure across different operating segments, to different operating segments mainly on the basis of usage, revenue or headcount, depending on the nature of the relevant costs and expenses.

In discussing the operating results of these four segments, we present each segment's revenue, income from operations and adjusted earnings before interest, taxes and amortization ("adjusted EBITA").

Our reported segments are described below:

  •
  Core commerce.    The core commerce segment is comprised of platforms operating in retail and wholesale commerce in China, retail and wholesale commerce — cross-border and global, logistics services, local consumer services and others.

  •
  Cloud computing.    The cloud computing segment is comprised of Alibaba Cloud, which offers a complete suite of cloud services to customers worldwide, including elastic computing, database, storage, network virtualization services, large scale computing, security, management and application services, big data analytics, a machine learning platform and IoT services.

  •
  Digital media and entertainment.    The digital media and entertainment businesses leverage our deep data insights to serve the broader interests of consumer through two key distribution platforms, Youku and UC Browser, and through Alibaba Pictures and our other diverse content platforms that provide online videos, films, live events, news feeds, literature and music, among other areas.

  •
  Innovation initiatives and others.    The innovation initiatives and others segment includes businesses such as Amap, DingTalk, Tmall Genie and others.

The table below sets forth supplemental financial information of our reported segments for fiscal year 2019:

	Year ended March 31, 2019
	Core commerce	Cloud computing	Digital media and entertainment	Innovation initiatives and others	Unallocated(1)	Consolidated
	RMB	RMB	RMB	RMB	RMB	RMB	US$
	(in millions, except percentages)
Revenue	323,400	24,702	24,077	4,665	—	376,844	56,152
Income (loss) from operations	109,312	(5,508)	(20,046)	(11,795)	(14,879)	57,084	8,506
Add: Share-based compensation expense	17,694	4,332	2,988	5,774	6,703	37,491	5,586
Add: Amortization of intangible assets	9,161	18	1,262	50	236	10,727	1,599
Add: Settlement of U.S. federal class action lawsuit(2)	—	—	—	—	1,679	1,679	250

Adjusted EBITA	136,167	(1,158)	(15,796)	(5,971)	(6,261)	106,981	15,941

Adjusted EBITA margin	42%	(5)%	(66)%	(128)%		28%

(1)
Unallocated expenses are primarily related to corporate administrative costs and other miscellaneous items that are not allocated to individual segments.

(2)
For a description of the relevant federal class action lawsuit and settlement, see "Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal and Administrative Proceedings."

Our Monetization Model

Our marketplaces and businesses are highly synergetic which create a digital economy that enables consumers, merchants, brands, retailers, other businesses, third party service providers and strategic partners to interconnect and interact with each other. We leverage our leading technologies to provide various value propositions to participants in our digital economy and realize monetization by offering different services and creating value under each of our business segments.

We derive most of our revenue from our core commerce segment, which accounted for 85%, 86% and 86% of our total revenue in fiscal year 2017, 2018 and 2019, respectively, while cloud computing, digital media and entertainment, and innovation initiatives and others contributed in aggregate 15%, 14% and 14% in fiscal year 2017, 2018 and 2019, respectively.

The following table sets forth the principal components of our revenue for the periods indicated:

	Year ended March 31,
	2017		2018		2019
	RMB	% of revenue	RMB	% of revenue	RMB	US$	% of revenue
	(in millions, except percentages)
Core commerce:
China commerce retail	114,109	72%	176,559	71%	247,615	36,896	66%
China commerce wholesale	5,679	4%	7,164	3%	9,988	1,488	3%
International commerce retail	7,336	5%	14,216	6%	19,558	2,914	5%
International commerce wholesale	6,001	4%	6,625	2%	8,167	1,217	2%
Cainiao logistics services	—	—	6,759	3%	14,885	2,218	4%
Local consumer services	—	—	—	—	18,058	2,691	5%
Others	755	0%	2,697	1%	5,129	764	1%

Total core commerce	133,880	85%	214,020	86%	323,400	48,188	86%
Cloud computing	6,663	4%	13,390	5%	24,702	3,681	7%
Digital media and entertainment	14,733	9%	19,564	8%	24,077	3,588	6%
Innovation initiatives and others	2,997	2%	3,292	1%	4,665	695	1%

Total	158,273	100%	250,266	100%	376,844	56,152	100%

Our monetization and profit model primarily consists of the following elements:

Core Commerce

Our core commerce segment is primarily comprised of our China commerce retail, China commerce wholesale, retail commerce — cross-border and global, wholesale commerce — cross-border and global, logistics services, local consumer services and others. The marketplaces of our core commerce business attract and retain a large number of consumers and merchants. We primarily generate revenue from merchants.

  China Commerce Retail

We generate revenue from merchants by leveraging our data technology and consumer insights which enable brands and merchants to attract, retain and engage consumers, complete transactions, improve their branding, enhance operating efficiency, and offer various services.

The revenue model of our China commerce retail business is primarily performance-based marketing services that are typically set by market-based bidding systems. Revenue from this model primarily consists of customer management revenue, commission and other revenue. The following table sets forth the revenue from our China commerce retail business, in absolute amounts and as percentages of our total revenue, for the fiscal years presented:

	Year ended March 31,
	2017		2018		2019
	RMB	% of revenue	RMB	% of revenue	RMB	US$	% of revenue
	(in millions, except percentages)
China commerce retail
Customer management	77,530	49%	114,285	46%	145,684	21,708	39%
Commission	34,066	21%	46,525	19%	61,847	9,215	16%
Others	2,513	2%	15,749	6%	40,084	5,973	11%

Total	114,109	72%	176,559	71%	247,615	36,896	66%

  Customer management

We derive a substantial majority of our China commerce retail revenue from customer management, which primarily consists of:

  •
  P4P marketing services, where merchants primarily bid for keywords through our online auction system that matches product or service listings appearing in search or browser results on a cost-per-click, or CPC, basis. Whether and where the listing will be displayed, and the corresponding prices for the display are determined by the algorithm of our online auction system based on a number of factors with various weights and through a market-based bidding mechanism.

  •
  Display marketing services, where merchants bid for display positions at fixed prices or prices established by a market-based bidding system on a cost-per-thousand impression, or CPM, basis.

  In addition to the above-mentioned P4P marketing services and display marketing services directly provided on our marketplaces, we also provide these services through collaboration with other third-party marketing affiliates. These third parties are primarily third-party online media, such as search engines, news feeds and video entertainment websites and mobile apps. These third-party online media enter into agreements with us to connect their designated online resources to our online auction system so that the merchants' listings or other marketing information can be displayed on those third-party online resources. Revenue from P4P and display marketing services provided through third-party marketing affiliates represented 3%, 2% and 1% of our total revenue in fiscal years 2017, 2018 and 2019, respectively.

  •
  Taobaoke program, where we collaborate with shopping guide platforms, medium- and small-sized websites and mobile apps, individuals and other third parties, collectively "Taobaokes," to offer marketing services. Taobaokes display the marketing information of our merchants on their media which facilitate our merchants to market and transact. Merchants pay commissions to the Taobaokes based on a percentage of transaction value generated from users under the Taobaoke program. Commissions to the Taobaokes are set by the merchants. Revenue from the Taobaoke program represented 3%, 3% and 2% of our total revenue in fiscal years 2017, 2018 and 2019, respectively.

  Commissions on transactions

In addition to purchasing customer management services, merchants also pay a commission based on a percentage of transaction value generated on Tmall and certain other marketplaces. The commission percentages typically range from 0.3% to 5.0% depending on the product category.

  Other

Other revenue from our China commerce retail is primarily generated by our New Retail and direct sale businesses, mainly Freshippo, Intime, Tmall Global and Tmall Mart, and primarily consists of revenue from product sales, commissions on transactions and software service fees.

  China Commerce Wholesale

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

  International Commerce Retail

We generate revenue from our international commerce retail businesses primarily through direct sales, commissions, logistics and customer management services from Lazada and AliExpress. Merchants pay a commission based on a percentage of the transaction value they generate, mainly on AliExpress. The commissions on AliExpress are typically 5% to 8% of the transaction value. In addition, we generate revenue from logistics services provided by Lazada and customer management services, primarily from AliExpress's collaboration with third-party websites and mobile apps.

  International Commerce Wholesale

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

  Logistics Services

We charge merchants and third-party logistics service providers fees based on the number of contracted orders completed and other value-added services we provide.

  Local Consumer Services

We generate revenue from local consumer services primarily through platform commissions and on-demand delivery service fees by Ele.me.

Cloud Computing

We primarily generate cloud computing revenue from enterprise customers based on the duration and usage of the services.

Digital Media and Entertainment

Revenue from digital media and entertainment business is primarily comprised of customer management services and membership subscription fees. Customer management services fees are generally generated from businesses and advertising agencies and the monetization model is substantially similar to the customer management services fees for our China commerce retail business. Membership subscription fees are mainly generated from paying consumers.

Innovation Initiatives and Others

In this segment we primarily generate revenue from enterprise customers and consumers. For example, Amap charges a software service fee to enterprise customers, and Tmall Genie generates revenue from product sale. Other revenue includes annual fees payable by Ant Financial or its affiliates in relation to the SME loans business that we transferred to Ant Financial in February 2015. See "Item 7.B. Related Party Transactions — Agreements and Transactions Related to Ant Financial and Its Subsidiaries."

Factors Affecting Our Results of Operations

Our Ability to Create Value for Our Users and Generate Revenue.    Our ability to create value for our users and generate revenue is driven by the factors described below:

  •
  Number and engagement of consumers.  Consumers are attracted to our platforms by the breadth of curated products and services, personalized content and the interactive user experience these platforms offer. Our platforms include a comprehensive selection of product and service offerings as well as engaging content, such as news feeds on our Taobao app and UC Browser and entertainment content on Youku. Consumers enjoy an engaging social experience by interacting with each other and with merchants, brands and key opinion leaders on our platforms. We leverage our data insights to further optimize the relevance of this rich content we provide to our users. The engagement of consumers in our digital economy is affected by our ability to continue to enhance and expand our product and service offerings and improve user experience.

  •
  Broader value offered to merchants, brands, retailers and other businesses.  Merchants, brands, retailers and other businesses use our products and services to help them reach, acquire and retain customers, build brand awareness and engagement, complete transactions, and enhance their operating efficiency. We offer merchants and retailers a complete suite of services and tools, powered by our consumer insights, to help them effectively engage consumers, efficiently manage their operations and provide a seamless online and offline consumer experience. With our proprietary data and technologies, we also facilitate the digital transformation of traditional merchants and retailers. In addition, we empower businesses of different sizes across various industries through our comprehensive enterprise cloud service offerings.

  •
  Empowering data and technology.  Our ability to engage consumers and empower merchants, brands, retailers and other businesses is affected by the breadth and depth of our consumer insights, such as the accuracy of our shopping recommendations and of our targeted marketing, and our technology capabilities and infrastructure, such as cloud computing, and our continued ability to develop scalable products and services that adapt to the quickly evolving industry trends and consumer preferences.

Operating Leverage of Our Business Model.    Our primary business model has significant operating leverage and our digital economy enables us to realize structural cost savings. For example, Taobao Marketplace drives significant traffic to Tmall as Tmall product listings also appear on Taobao Marketplace search result pages. Furthermore, the large number of consumers on our marketplaces attracts a large number of merchants, who become customers for our customer management and storefront services. In addition, the vast consumer base of our digital economy presents cross-selling opportunities across our various platforms. For example, we can offer consumer services, such as Ele.me, and promote our digital media and entertainment services, including Youku, to consumers on our marketplaces. These network effects allow for lower traffic acquisition costs and provide synergies across our businesses.

Our Investment in User Base, Technology, People, Infrastructure, and Innovative Business Model.    We have made, and will continue to make, significant investments in our platforms and digital economy to attract consumers and merchants, enhance user experience and expand the capabilities and scope of our platforms. We expect our investments will include expanding our core commerce offerings, implementing our New Retail initiatives, enhancing our cloud computing business, acquiring content and users to further develop our digital media and entertainment business, cultivating innovation initiatives and new technologies as well as executing our globalization strategy. Our operating leverage and margin levels enable us to continue to invest in our people, particularly engineers, scientists and product management personnel, as well as in our technology capabilities and infrastructure. Our investment in the above mentioned new and existing businesses has and will continue to lower our margins but we believe the investment will deliver overall long-term growth.

Strategic Investments and Acquisitions.    We have made, and intend to make, strategic investments and acquisitions. We do not make investments and acquisitions for purely financial reasons. Our investment and acquisition strategy is focused on strengthening our digital economy, creating strategic synergies across our businesses, and enhancing the overall value of our company. Our strategic investments and acquisitions may affect our future financial results, including our margins and our net income. For example, we expect that our acquisitions of Youku and controlling stakes in Lazada, Cainiao Network and Ele.me and our privatization of Intime will have a negative effect on our financial results, at least in the short term. In addition, some of our acquisitions and investments may not be successful. We have incurred impairment charges in the past and may incur impairment charges in the future.

Recent Investment, Acquisition and Strategic Alliance Activities

In addition to organic growth, we have made, or have entered into agreements to make, strategic investments, acquisitions and alliances that are intended to further our strategic objectives. The financial results for these strategic transactions that were completed are reflected in our operating results beginning with the period of their respective completion. Investments in which we did not obtain control are accounted for under the equity method if we have significant influence over the investee through investment in common stock or in-substance common stock. Otherwise, investments are accounted for as investment securities based on our accounting policies over different categories of investments and merger and acquisition activities. For the details of our accounting policies for each category of our investments, see notes 2(d), 2(t) and 2(u) to our audited consolidated financial statements included elsewhere in this annual report.

We take a deliberate and staged approach to our investment and acquisition strategy. In some cases, we may begin with an initial minority investment followed by business cooperation. We have chosen to make minority investments in some circumstances instead of full acquisitions for one or more of the following reasons: (i) the investee has strong management, where we allow them to have operating independence and potential upside tied to their business in order to retain them; (ii) the investee does not fit within our core business operations but can generate strategic synergies through an equity relationship; and/or (iii) the investee demonstrates clear strategic value to us but capital or integration risk in the near term suggests a deliberate and phased-in approach. When the business results, cooperation and the overall relationship established with the management of the investee company show increasing value to our ongoing business strategy, we may increase our investment or acquire the investee company completely. Examples of this type of approach include our investments in UCWeb, Amap, Youku, Intime, Cainiao Network and Ele.me, where the period from initial investment to eventual acquisition and/or consolidation spanned more than one fiscal year.

We have funded our strategic acquisitions and investments primarily from cash generated from our operations and through debt and equity financing. Our debt financing primarily consists of unsecured senior notes and bank borrowings, including an aggregate of US$8.0 billion unsecured senior notes issued in November 2014, of which US$1.3 billion was repaid in November 2017, an additional aggregate US$7.0 billion unsecured senior notes issued in December 2017, a five-year term loan facility of US$4.0 billion drawn down in fiscal year 2017, the maturity of which has been extended to May 2024 in May 2019, as well as a US$5.15 billion revolving credit facility which we have not yet drawn. Going forward, we expect to fund additional investments through cash generated from our operations and through debt and equity financing when opportunities arise in the future. Although we expect our margins to be negatively affected by acquisitions of target companies with lower or negative margins, such as our acquisitions and consolidations of Youku, Lazada, Intime, Cainiao Network and Ele.me, we do not expect our investment activities to have any significant negative impact on our liquidity or operations. We believe acquired businesses operating at a loss do not detract from the total value of our company because they bring clear strategic value to us in the long run. However, there can be no assurance that our future financial results would not be materially and adversely affected if our strategic investments and acquisitions are not successful. See "Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Industry — Sustained investment in our business, strategic acquisitions and investments as well as our focus on long-term performance and on maintaining the health of our digital economy may negatively affect our margins and our net income" and "Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Industry — We face risks relating to our acquisitions, investments and alliances."

Our significant strategic investments and acquisitions (including those that are under definitive agreement but have not closed) in fiscal year 2019 and the period through the date of this annual report are set forth below. For those investments and acquisitions described below that have not yet closed, there can be no assurance that the closing conditions will be satisfied in a timely manner or at all.

Core Commerce and New Retail

Red Star Macalline Group Corporation Limited, or Red Star, a leading home improvement and furnishings shopping mall operator in China that is listed on both the Hong Kong Stock Exchange and the Shanghai Stock Exchange. In May 2019, we completed the subscription of exchangeable bonds issued by the controlling shareholder of Red Star for a cash consideration of RMB4,359 million (US$650 million). The exchangeable bonds have a term of five years and are exchangeable into ordinary shares of Red Star at an initial price of RMB12.28 per share. In addition, we acquired an approximately 2% equity interest in Red Star for a total consideration of HK$447 million (US$57 million).

Focus Media Information Technology Co., Ltd., or Focus Media, operates a media network for advertisements, including within cinemas, and advertising posters and displays in elevators of office and residential buildings, and is listed on the Shenzhen Stock Exchange. During fiscal year 2019, we acquired a total equity interest of approximately 7% in Focus Media for a cash consideration of approximately RMB10.7 billion (US$1.6 billion). We have also entered into an arrangement with Hangzhou Hanyun Xinling Equity Investment Fund (the "Onshore Retail Fund"), our affiliated investment fund, under which the Onshore Retail Fund will participate in the gain and loss related to a certain portion of the equity interest in Focus Media held by us. In addition, we agreed to acquire a 10% equity interest of an entity controlled by the founder and chairman of Focus Media, which holds an approximately 23% equity interest in Focus Media, for a cash consideration of US$511 million. This transaction has not been completed as of the date of this annual report.

Kaiyuan Commerce Co., Ltd., or Kaiyuan, a leading department store operator in the northwestern part of China. In April 2018, we acquired a 100% equity interest in Kaiyuan for a cash consideration of RMB3.4 billion (US$501 million). We expect that the acquisition will complement our New Retail initiatives to reengineer the fundamentals of retail operations and transform the retail landscape.

Shiji Retail Information Technology Co., Ltd., or Shiji Retail, a company that is engaged in the provision of retail information system solutions. In April 2018, we acquired a 38% equity interest of Shiji Retail for a cash consideration of US$486 million.

Local Consumer Services

Rajax Holding, or Ele.me ( ), a leading on-demand delivery and local services platform in China, and Koubei Holding Limited, or Koubei, one of China's leading restaurant and local services guide platforms for in-store consumption. In April and August 2017, we and Ant Financial, through a joint investment vehicle, invested a total of US$1.2 billion in the preferred shares of Ele.me, of which our investment totaled US$864 million. In May 2018, we invested, through the joint investment vehicle, a total of US$5.5 billion to acquire all outstanding shares of Ele.me that it did not already own. Upon the completion of the transaction, Ele.me became our consolidated subsidiary. In December 2018, we completed the integration of Ele.me and Koubei under a newly-established holding company and paid a cash consideration of US$465 million. Immediately prior to the integration, we held an approximately 90% equity interest in Ele.me and an approximately 38% equity interest in Koubei on a fully diluted basis. Upon the completion of the integration, we held an approximately 72% equity interest in this new holding company, which owns substantially all of the equity interest in Ele.me and Koubei. Subsequent to the integration and through the date of this annual report, we acquired additional equity interest in this holding company for a cash consideration of US$2,355 million. Our local consumer services business is an important part of our consumer-facing platform, which leverages our massive consumer base to further penetrate the local consumer services market, increasing our ability to tap into China's ongoing consumption upgrade.

Cloud Computing

China TransInfo Technology Co Ltd, or China TransInfo, a China-based smart city infrastructure and service provider, including intelligent transportation operation services. In May 2019, we agreed to acquire a 15% equity interest in China TransInfo for a cash consideration of RMB3,595 million (US$536 million). The completion of the transaction is subject to customary closing conditions.

Digital Media and Entertainment

Alibaba Pictures Group Limited, or Alibaba Pictures, an Internet-driven integrated platform that covers content production, promotion and distribution, IP licensing and integrated management, cinema ticketing management and data services for the entertainment industry that is listed on the Hong Kong Stock Exchange. In March 2019, we subscribed for newly issued ordinary shares of Alibaba Pictures for a cash consideration of HK$1,250 million (US$159 million). Upon the completion of the transaction, our equity interest in Alibaba Pictures increased from approximately 49% to approximately 51%, and Alibaba Pictures became our consolidated subsidiary. We expect greater integration and synergies between Alibaba Pictures and related business in Alibaba Group on both content production and distribution to deliver high-quality entertainment experiences for consumers in China.

Logistics

STO Express Co., Ltd., or STO Express, one of the leading express delivery services companies in China that is listed on the Shenzhen Stock Exchange. In March 2019, we made a loan to the controlling shareholder of STO Express with a principal amount of RMB5.0 billion (US$745 million) for a term of three years. The controlling shareholder of STO Express has pledged a portion of its equity interest in STO Express in relation to the loan. In addition, we entered into a share purchase agreement to acquire a 49% equity interest in an investment vehicle to be established by the controlling shareholder, which will hold a 29.9% equity interest in STO Express for a cash consideration of RMB4.7 billion (US$700 million). The completion of this transaction is subject to customary closing conditions.

ZTO Express (Cayman) Inc., or ZTO Express, one of the leading express delivery services companies in China that is listed on the New York Stock Exchange. In June 2018, we completed an investment in newly issued ordinary shares of ZTO Express for a cash consideration of US$1,100 million, representing an approximately 8% equity interest in ZTO Express. We expect that ZTO Express will complement other logistics businesses in our digital economy.

International Expansion

PT Tokopedia, or Tokopedia, a company that operates one of the leading e-commerce platforms in Indonesia. During fiscal year 2018, we completed a minority investment in existing and newly issued preferred shares of Tokopedia for a total cash consideration of US$445 million. In connection with the initial investment, we also agreed to subscribe for additional preferred shares of Tokopedia if so elected by Tokopedia. Pursuant to the agreement, we acquired additional newly issued preferred shares of Tokopedia for a total cash consideration of US$500 million in December 2018. Upon the completion of this investment, we held an approximately 29% equity interest in Tokopedia on a fully diluted basis. The investment in Tokopedia further expands our presence in the Southeast Asia consumer market.

DSM Grup Danışmanlık İletişim ve Satış Ticaret A.Ş., or Trendyol, a leading online fashion retailer in Turkey. In July 2018, we acquired an approximately 85% equity interest in Trendyol for a cash consideration of US$728 million. In connection with the transaction, we also entered into an agreement with the founders of Trendyol, allowing them to acquire additional equity interests in Trendyol from us or sell a portion of their equity interests in Trendyol to us in the future. In December 2018, we purchased additional equity interests in Trendyol for a cash consideration of US$2 million. The investment underscores our commitment to international expansion.

Daraz Singapore Private Limited, or Daraz, a leading e-commerce platform in South Asia. In May 2018, we acquired a 100% equity interest in Daraz for a cash consideration of US$194 million. The investment reflects our continued focus on implementing our globalization initiatives.

Others

Huatai Securities Co, Ltd., or Huatai Securities, a leading integrated securities group in China that is listed on both the Shanghai Stock Exchange and the Hong Kong Stock Exchange. In July 2018, we acquired an approximately 3% interest in Huatai Securities for a cash consideration of RMB3.5 billion (US$522 million).

Huitongda Network Co., Ltd., or Huitongda, a company that operates a rural online services platform in China. In April 2018, we acquired existing and newly issued shares of Huitongda for a cash consideration of RMB4.5 billion (US$671 million), representing a 20% equity interest in Huitongda. The investment in Huitongda complements our strategic initiative in rural expansion.

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

Components of Results of Operations

Revenue

The following table sets forth the principal components of our revenue for the periods indicated:

	Year ended March 31,
	2017		2018		2019
	RMB	% of revenue	RMB	% of revenue	RMB	US$	% of revenue
	(in millions, except percentages)
Core commerce:
China commerce retail	114,109	72%	176,559	71%	247,615	36,896	66%
China commerce wholesale	5,679	4%	7,164	3%	9,988	1,488	3%
International commerce retail	7,336	5%	14,216	6%	19,558	2,914	5%
International commerce wholesale	6,001	4%	6,625	2%	8,167	1,217	2%
Cainiao logistics services	—	—	6,759	3%	14,885	2,218	4%
Local consumer services	—	—	—	—	18,058	2,691	5%
Others	755	0%	2,697	1%	5,129	764	1%

Total core commerce	133,880	85%	214,020	86%	323,400	48,188	86%
Cloud computing	6,663	4%	13,390	5%	24,702	3,681	7%
Digital media and entertainment	14,733	9%	19,564	8%	24,077	3,588	6%
Innovation initiatives and others	2,997	2%	3,292	1%	4,665	695	1%

Total	158,273	100%	250,266	100%	376,844	56,152	100%

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

Cost of Revenue

The principal components of our cost of revenue include: logistics costs; cost of inventories; expenses associated with the operation of our mobile platforms and websites, such as bandwidth and co-location fees, and depreciation and maintenance expenses for our servers and computers, call centers and other equipment; content acquisition costs paid to third parties and production costs of original content for our online media properties; salaries, bonuses, benefits and share-based compensation expense relating to customer service, mobile platform and platform operation personnel as well as payment processing consultants; traffic acquisition costs paid to third-party marketing affiliates either at a fixed price or on a revenue-sharing basis; payment processing fees paid to Alipay or other financial institutions; and other miscellaneous costs.

Product Development Expenses

Product development expenses primarily include salaries, bonuses, benefits and share-based compensation expense for research and development personnel and other expenses that are directly attributable to the development of new technologies and products for our businesses, such as the development of the Internet infrastructure, applications, operating systems, software, databases and networks. We expense all of our product development costs as they are incurred.

Sales and Marketing Expenses

Sales and marketing expenses primarily consist of online and offline advertising expenses, promotion expenses, salaries, bonuses, benefits and share-based compensation expense for our employees engaged in sales and marketing functions, and sales commissions paid for membership acquisition for our wholesale marketplaces.

General and Administrative Expenses

General and administrative expenses consist mainly of salaries, bonuses, benefits and share-based compensation expense for our management and administrative employees, professional services fees, office facilities, other support overhead costs, charitable contributions, as well as non-recurring items, such as settlement of a U.S. federal class action lawsuit.

Interest and Investment Income, Net

Interest and investment income, net consists of interest income, gain or loss on deemed disposals, disposals and revaluation of our long term equity investments and impairment of equity investments. We obtained control over Cainiao Network in fiscal year 2018 and Koubei and Alibaba Pictures in fiscal year 2019. We recognized gains of RMB22,442 million in fiscal year 2018 and RMB27,815 million (US$4,145 million) in fiscal year 2019 from the revaluation of our previously held equity interest in Cainiao Network, Koubei and Alibaba Pictures.

We adopted ASU 2016-01, "Financial Instruments — Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities" beginning in fiscal year 2019. After the adoption of this new accounting update, equity investments other than those accounted for under the equity method or those that result in the consolidation of the investee are required to be measured at fair value, with subsequent changes in fair value recognized in the income statement. We have adopted this new accounting update using the modified retrospective method. The adoption of this new accounting update resulted in an increase of RMB10,610 million (US$1,581 million) in interest and investment income, net for the fiscal year 2019.

Interest Expense

Our interest expense is comprised of interest payments and amortization of upfront fees and incidental charges primarily associated with our unsecured senior notes issued in November 2014, the US$4.0 billion five-year term loan facility drawn down in fiscal year 2017 and an additional aggregate of US$7.0 billion unsecured senior notes issued in December 2017. In addition, in April 2017, we obtained a new US$5.15 billion revolving credit facility, which we have not yet drawn as of the date of this annual report. Interest expense in fiscal year 2019 was RMB5,190 million (US$773 million), an increase of 46% compared to RMB3,566 million in fiscal year 2018. The increase was primarily due to an increase in average debt outstanding in fiscal year 2019 as compared to fiscal year 2018, reflecting primarily an additional US$7.0 billion of unsecured senior notes issued in December 2017.

Other Income, Net

Other income, net, primarily consists of royalty fees and software technology service fees paid by Ant Financial, exchange gain or loss, as well as government grants. Ant Financial pays us royalty fees and software technology service fees pursuant to an intellectual property and software technology services agreement, as amended in August 2014, or the 2014 IPLA. See "Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Agreements and Transactions Related to Ant Financial and its Subsidiaries — Share and Asset Purchase Agreement — Alipay Intellectual Property License and Software Technology Services Agreement" for further information on the arrangements between us and Ant Financial. Exchange gain or loss, arising from our operations and treasury management activities, recognized in our income statement is largely a result of appreciation or depreciation of RMB, respectively. The amount is also partially affected by the currency movements on our hedging activities related to the portion that is deemed ineffective from an accounting perspective. Government grants primarily relate to grants by central and local governments in connection with our contributions to technology development and investments in local business districts. These grants may not be recurring in nature, and we recognize the income when the grants are received and no further conditions need to be met.

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

Hong Kong Profits Tax

Our company's subsidiaries incorporated in Hong Kong were subject to Hong Kong profits tax at a rate of 16.5% in fiscal years 2017, 2018 and 2019.

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

Certain subsidiaries received the above preferential tax treatments during calendar years 2016, 2017, 2018 and 2019. Three of our subsidiaries in China, Zhejiang Tmall Technology Co. Ltd., or Tmall China, Taobao (China) Software Co. Ltd., or Taobao China, and Alibaba (China) Technology Co. Ltd., or Alibaba China, which are our wholly-owned entities primarily involved in the operations of Tmall, Taobao Marketplace and wholesale marketplaces, respectively, were recognized as Key Software Enterprises in calendar years of 2016 and 2017 and they were subject to an EIT rate of 10%.

Key Software Enterprise status is subject to review by the relevant authorities every year and the timing of annual review and notification by the relevant authorities may vary from year to year. The annual review and notification relating to the renewal of the Key Software Enterprise status for the calendar year of 2018 had not yet been obtained as of March 31, 2019. Accordingly Alibaba China, Taobao China and Tmall China continued to apply an EIT rate of 15% as High and New Technology Enterprises for the accounting of taxation during calendar year 2018. The related tax adjustments in relation to the change in applicable EIT rate will be accounted for in the period prospectively in which Key Software Enterprise status is recognized.

VAT and Other Levies

Our major PRC subsidiaries are subject to VAT on revenue earned for our services under a national VAT reform program. In general, the applicable VAT rate on the revenue earned for services is 6% with companies entitled to credit VAT paid on certain purchases against VAT on sales. Revenue is recognized net of VAT in our consolidated income statement.

PRC Withholding Tax

Pursuant to the EIT Law, a 10% withholding tax is generally levied on dividends declared by companies in China to their non-resident enterprise investors. A lower withholding tax rate of 5% is applicable for direct foreign investors incorporated in Hong Kong with at least 25% equity interest in the PRC company and meeting the relevant conditions or requirements pursuant to the tax arrangement between the PRC and Hong Kong. As the equity holders of our major subsidiaries in China are qualified Hong Kong incorporated companies, our deferred tax liabilities for distributable earnings are calculated at a 5% withholding tax rate. As of March 31, 2019, we have fully accrued the withholding tax on the earnings distributable by all of our subsidiaries in China, except for those being reserved for permanent reinvestment in China of RMB49.7 billion (US$7.4 billion).

Share-based Compensation

We have various equity incentive plans pursuant to which the employees, consultants and directors of our company, our affiliates and certain other companies, such as Ant Financial, are awarded RSUs or granted options to acquire our ordinary shares. We believe share-based awards are vital to attract, incentivize and retain our employees and consultants. In addition to on-hire grants for new recruits above a specific job level, we also make performance grants on an annual basis and promotion grants on a semi-annual basis to our top performing employees. RSUs and options granted in the above categories are generally subject to a four-year vesting schedule. Depending on the nature and the purpose of the grant, RSUs and options generally vest 25% upon the first anniversary of the vesting commencement date or 50% upon the second anniversary of the vesting commencement date, and thereafter 25% every year. Certain RSUs and options granted to our senior management members are subject to a six-year vesting schedule. We believe share-based awards are the appropriate tool to align the interests of the grantees with those of our shareholders.

In addition, since March 2014, Junhan has granted certain share-based awards similar to share appreciation awards linked to the valuation of Ant Financial to our employees, and since April 2018, Ant Financial, through its subsidiary, has granted certain RSU awards to our employees. The awards granted by Junhan will be settled in cash by Junhan upon disposal of these awards by the holders. The awards granted by the Ant Financial subsidiary may be settled in equity or cash by the Ant Financial subsidiary upon vesting of the awards. These awards are generally subject to a four year vesting schedule as determined by the administrator of the plan. Depending on the nature and the purpose of the grant, these awards generally vest 25% or 50% upon the first or second anniversary of the vesting commencement date, respectively, as provided in the grant agreement, and 25% every year thereafter. Certain awards granted to our senior management members are subject to a six-year vesting schedule. We have no obligation to reimburse Junhan, Ant Financial or its subsidiaries for the cost associated with these awards. See "Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transaction — Agreements and Transactions Related to Ant Financial and its Subsidiaries — Equity-based Award Arrangements."

We recognized share-based compensation expense of RMB15,995 million, RMB20,075 million and RMB37,491 million (US$5,586 million) in fiscal years 2017, 2018 and 2019, respectively, representing 10%, 8% and 10% of our revenue in those respective periods. The following table sets forth an analysis of share-based compensation expense by function for the periods indicated.

	Year ended March 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in millions)
Cost of revenue	3,893	5,505	8,915	1,328
Product development expenses	5,712	7,374	15,378	2,291
Sales and marketing expenses	1,772	2,037	4,411	657
General and administrative expenses	4,618	5,159	8,787	1,310

Total	15,995	20,075	37,491	5,586

Share-based compensation expense increased in fiscal year 2019 as compared to fiscal year 2018. The increase is primarily due to a general increase in the average fair market value of the awards granted. In addition, as a result of "mark-to-market" accounting required under U.S. GAAP, the increase in share-based compensation expense also reflected the increase in the fair value relating to share-based awards relating to Ant Financial granted to our employees by Junhan or Ant Financial's subsidiary. The following table sets forth an analysis of share-based compensation expense by type of awards:

	Year ended March 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in millions)
Alibaba Group share-based awards granted to:
— Our employees	11,810	15,267	21,942	3,269
— Ant Financial employees and other consultants(1)	1,277	1,603	785	117
Ant Financial share-based awards granted to our employees(1)	2,188	2,278	12,855	1,915
Others	720	927	1,909	285

Total share-based compensation expense	15,995	20,075	37,491	5,586

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

We expect that our share-based compensation expense will continue to be affected by changes in the fair value of our shares, our subsidiaries' share-based awards and the quantity of awards we grant to our employees and consultants in the future. Furthermore, we expect that our share-based compensation expense will continue to be affected by future changes in the valuation of Ant Financial. See "— Critical Accounting Policies and Estimates — Share-based Compensation Expense and Valuation of the Underlying Awards" for additional information regarding our share-based compensation expense.

Results of Operations

The following table sets out our consolidated results of operations for the periods indicated:

	Year ended March 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in millions, except per share data)
Revenue
Core commerce	133,880	214,020	323,400	48,188
Cloud computing	6,663	13,390	24,702	3,681
Digital media and entertainment	14,733	19,564	24,077	3,588
Innovation initiatives and others	2,997	3,292	4,665	695

Total	158,273	250,266	376,844	56,152
Cost of revenue	(59,483)	(107,044)	(206,929)	(30,833)
Product development expenses	(17,060)	(22,754)	(37,435)	(5,578)
Sales and marketing expenses	(16,314)	(27,299)	(39,780)	(5,928)
General and administrative expenses	(12,239)	(16,241)	(24,889)	(3,708)
Amortization of intangible assets	(5,122)	(7,120)	(10,727)	(1,599)
Impairment of goodwill	—	(494)	—	—

Income from operations	48,055	69,314	57,084	8,506
Interest and investment income, net	8,559	30,495	44,106	6,572
Interest expense	(2,671)	(3,566)	(5,190)	(773)
Other income, net	6,086	4,160	221	32

Income before income tax and share of results of equity investees	60,029	100,403	96,221	14,337
Income tax expenses	(13,776)	(18,199)	(16,553)	(2,466)
Share of results of equity method investees	(5,027)	(20,792)	566	84

Net income	41,226	61,412	80,234	11,955
Net loss attributable to noncontrolling interests	2,449	2,681	7,652	1,140

Net income attributable to Alibaba Group Holding Limited	43,675	64,093	87,886	13,095
Accretion of mezzanine equity	—	(108)	(286)	(42)

Net income attributable to ordinary shareholders	43,675	63,985	87,600	13,053

Earnings per share/ADS attributable to ordinary shareholders:
Basic	17.52	25.06	33.95	5.06
Diluted	16.97	24.51	33.38	4.97

	Year ended March 31,
	2017	2018	2019
	%	%	%
	(as percentage of revenue)
Revenue
Core commerce	85	86	86
Cloud computing	4	5	7
Digital media and entertainment	9	8	6
Innovation initiatives and others	2	1	1

Total	100	100	100
Cost of revenue	(38)	(43)	(55)
Product development expenses	(11)	(9)	(10)
Sales and marketing expenses	(10)	(11)	(11)
General and administrative expenses	(8)	(6)	(6)
Amortization of intangible assets	(3)	(3)	(3)
Impairment of goodwill	—	—	—

Income from operations	30	28	15
Interest and investment income, net	6	12	12
Interest expense	(2)	(1)	(1)
Other income, net	4	1	—

Income before income tax and share of results of equity investees	38	40	26
Income tax expenses	(9)	(7)	(5)
Share of results of equity investees	(3)	(8)	—

Net income	26	25	21
Net loss attributable to noncontrolling interests	2	1	2

Net income attributable to Alibaba Group Holding Limited	28	26	23
Accretion of mezzanine equity	—	—	—

Net income attributable to ordinary shareholders	28	26	23

Segment Information for Fiscal Years 2017, 2018 and 2019

The table below sets forth certain financial information of our operating segments for the periods indicated:

	Year ended March 31, 2019
	Core commerce	Cloud computing	Digital media and entertainment	Innovation initiatives and others	Unallocated(1)	Consolidated
	RMB	RMB	RMB	RMB	RMB	RMB	US$
	(in millions, except percentages)
Revenue	323,400	24,702	24,077	4,665	—	376,844	56,152
Income (loss) from operations	109,312	(5,508)	(20,046)	(11,795)	(14,879)	57,084	8,506
Add: Share-based compensation expense	17,694	4,332	2,988	5,774	6,703	37,491	5,586
Add: Amortization of intangible assets	9,161	18	1,262	50	236	10,727	1,599
Add: Settlement of U.S. federal class action lawsuit(2)	—	—	—	—	1,679	1,679	250

Adjusted EBITA	136,167	(1,158)	(15,796)	(5,971)	(6,261)	106,981	15,941

Adjusted EBITA margin	42%	(5)%	(66)%	(128)%		28%

	Year ended March 31, 2018
	Core commerce	Cloud computing	Digital media and entertainment	Innovation initiatives and others	Unallocated(1)	Consolidated
	RMB	RMB	RMB	RMB	RMB	RMB
	(in millions, except percentages)
Revenue	214,020	13,390	19,564	3,292	—	250,266
Income (loss) from operations	102,743	(3,085)	(14,140)	(6,901)	(9,303)	69,314
Add: Share-based compensation expense	8,466	2,274	2,142	3,707	3,486	20,075
Add: Amortization of intangible assets	2,891	12	3,693	198	326	7,120
Add: Impairment of goodwill	—	—	—	—	494	494

Adjusted EBITA	114,100	(799)	(8,305)	(2,996)	(4,997)	97,003

Adjusted EBITA margin	53%	(6)%	(42)%	(91)%		39%

	Year ended March 31, 2017
	Core commerce	Cloud computing	Digital media and entertainment	Innovation initiatives and others	Unallocated(1)	Consolidated
	RMB	RMB	RMB	RMB	RMB	RMB
	(in millions, except percentages)
Revenue	133,880	6,663	14,733	2,997	—	158,273
Income (loss) from operations	74,180	(1,681)	(9,882)	(6,798)	(7,764)	48,055
Add: Share-based compensation expense	5,994	1,201	1,454	3,017	4,329	15,995
Add: Amortization of intangible assets	2,258	4	1,886	656	318	5,122

Adjusted EBITA	82,432	(476)	(6,542)	(3,125)	(3,117)	69,172

Adjusted EBITA margin	62%	(7)%	(44)%	(104)%		44%

(1)
Unallocated expenses are primarily related to corporate administrative costs and other miscellaneous items that are not allocated to individual segments.

(2)
For a description of the relevant federal class action lawsuit and settlement, see "Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal and Administrative Proceedings."

Comparison of Fiscal Years 2018 and 2019

Revenue

	Year ended March 31,
	2018	2019
	RMB	RMB	US$	% Change
	(in millions, except percentages)
Core commerce:
China commerce retail	176,559	247,615	36,896	40%
China commerce wholesale	7,164	9,988	1,488	39%
International commerce retail	14,216	19,558	2,914	38%
International commerce wholesale	6,625	8,167	1,217	23%
Cainiao logistics services	6,759	14,885	2,218	120%
Local consumer services	—	18,058	2,691	N/A
Others	2,697	5,129	764	90%

Total core commerce	214,020	323,400	48,188	51%
Cloud computing	13,390	24,702	3,681	84%
Digital media and entertainment	19,564	24,077	3,588	23%
Innovation initiatives and others	3,292	4,665	695	42%

Total revenue	250,266	376,844	56,152	51%

Total revenue increased by 51% from RMB250,266 million in fiscal year 2018 to RMB376,844 million (US$56,152 million) in fiscal year 2019. The increase was mainly driven by the robust revenue growth of our China commerce retail business, the consolidation of newly acquired businesses, mainly Ele.me, as well as the strong revenue growth of Alibaba Cloud.

  Core commerce segment

  China commerce retail

	Year ended March 31,
	2018	2019
	RMB	RMB	US$	% Change
	(in millions, except percentages)
Revenue
China commerce retail business
Customer management	114,285	145,684	21,708	27%
Commission	46,525	61,847	9,215	33%
Others	15,749	40,084	5,973	155%

Total	176,559	247,615	36,896	40%

Revenue from our China commerce retail business in fiscal year 2019 was RMB247,615 million (US$36,896 million), an increase of 40% compared to RMB176,559 million in fiscal year 2018. Revenue from our China retail marketplaces continued to see strong growth. Combined customer management and commission revenues grew 29% year-over-year, which represents an increase of 27% in customer management revenue and an increase of 33% in commission revenue. The growth of customer management revenue was primarily the result of increases in the volume of paid clicks and to a lesser extent an increase in price per click. The growth of commission revenue was primarily due to strong 31% year-over-year growth of Tmall physical goods GMV (excluding unpaid orders). "Others" revenue in fiscal year 2019 was RMB40,084 million (US$5,973 million), a significant increase compared to RMB15,749 million in fiscal year 2018, primarily driven by contributions from direct sale businesses, including Tmall Direct Import and Freshippo. We expect that the proportion of revenue of our direct sales businesses will continue to increase as we further implement our New Retail strategy.

  China commerce wholesale

Revenue from our China commerce wholesale business in fiscal year 2019 was RMB9,988 million (US$1,488 million), an increase of 39% compared to RMB7,164 million in fiscal year 2018. The increase was primarily due to an increase in average revenue from paying members on 1688.com, our domestic wholesale marketplace.

  International commerce retail

Revenue from our international commerce retail business in fiscal year 2019 was RMB19,558 million (US$2,914 million), an increase of 38% compared to RMB14,216 million in fiscal year 2018. The increase was primarily due to an increase in revenue from Lazada, our consolidation of Trendyol, Turkey's leading e-commerce platform, as well as an increase in revenue from AliExpress.

  International commerce wholesale

Revenue from our international commerce wholesale business in fiscal year 2019 was RMB8,167 million (US$1,217 million), an increase of 23% compared to RMB6,625 million in fiscal year 2018. The increase was primarily due to increases in average revenue from paying members and the number of paying members on Alibaba.com, our global wholesale marketplace.

  Cainiao logistics services

Revenue from Cainiao logistics services, which represents revenue from domestic and international one-stop-shop logistics services and supply chain management solutions provided by Cainiao Network, after elimination of inter-company transactions, was RMB14,885 million (US$2,218 million) in fiscal year 2019, an increase of 120% compared to RMB6,759 million in fiscal year 2018. The increase mainly reflected the full year effect of consolidation of Cainiao in fiscal year 2019. We started to consolidate Cainiao Network in mid-October 2017.

  Local consumer services

Revenue from local consumer services, which primarily represents platform commissions, fees from provision of delivery services and other services provided by our on-demand delivery and local services platform Ele.me, was RMB18,058 million (US$2,691 million). We started to consolidate Ele.me in May 2018 and Koubei in December 2018.

  Cloud computing segment

Revenue from our cloud computing business in fiscal year 2019 was RMB24,702 million (US$3,681 million), an increase of 84% compared to RMB13,390 million in fiscal year 2018, primarily driven by an increase in average spending per customer.

  Digital media and entertainment segment

Revenue from our digital media and entertainment business in fiscal year 2019 was RMB24,077 million (US$3,588 million), an increase of 23% compared to RMB19,564 million in fiscal year 2018. The increase was primarily due to an increase in revenue from mobile value-added services provided by UCWeb, such as mobile search and game publishing, and an increase in subscription revenue from Youku.

  Innovation initiatives and others segment

Revenue from innovation initiatives and others in fiscal year 2019 was RMB4,665 million (US$695 million), an increase of 42% compared to RMB3,292 million in fiscal year 2018. The increase was mainly due to an increase in revenue from Tmall Genie and Amap.

Cost of Revenue

	Year ended March 31,
	2018	2019
	RMB	RMB	US$	% Change
	(in millions, except percentages)
Cost of revenue	107,044	206,929	30,833	93%
Percentage of revenue	43%	55%
Share-based compensation expense included in cost of revenue	5,505	8,915	1,328	62%
Percentage of revenue	2%	2%
Cost of revenue excluding share-based compensation expense	101,539	198,014	29,505	95%
Percentage of revenue	41%	53%

Our cost of revenue increased by 93% from RMB107,044 million in fiscal year 2018 to RMB206,929 million (US$30,833 million) in fiscal year 2019. The increase was primarily due to an increase of RMB34,347 million in logistic costs related to the on-demand delivery service provided by Ele.me and the fulfillment services provided by Cainiao Network, an increase of RMB24,411 million in cost of inventory in relation to our New Retail businesses and Lazada, an increase of RMB10,416 million in bandwidth and co-location fees and depreciation expenses as a result of our investments in our cloud computing and core commerce business and an increase of RMB8,534 million in content acquisition costs for online media properties. Without the effect of share-based compensation expense, cost of revenue as a percentage of revenue would have increased from 41% in fiscal year 2018 to 53% in fiscal year 2019. This increase was primarily due to our consolidation of newly acquired businesses, mainly Ele.me and Cainiao, as well as an increase of the cost of inventory and logistics from our New Retail and direct sale businesses. As we continue to invest in New Retail, globalization, user acquisition, user experience and infrastructure, we expect our cost of revenue will increase in absolute dollar amounts and will likely increase as a percentage of revenue.

Product Development Expenses

	Year ended March 31,
	2018	2019
	RMB	RMB	US$	% Change
	(in millions, except percentages)
Product development expenses	22,754	37,435	5,578	65%
Percentage of revenue	9%	10%
Share-based compensation expense included in product development expenses	7,374	15,378	2,291	109%
Percentage of revenue	3%	4%
Product development expenses excluding share-based compensation expense	15,380	22,057	3,287	43%
Percentage of revenue	6%	6%

Our product development expenses increased by 65% from RMB22,754 million in fiscal year 2018 to RMB37,435 million (US$5,578 million) in fiscal year 2019. The increase was primarily due to an increase in payroll and benefits expenses, including share-based compensation expense. Without the effect of share-based compensation expense, product development expenses as a percentage of revenue would have remained stable at 6% in fiscal year 2019 and 2018. We expect our product development expenses will increase in absolute amounts and may increase as a percentage of revenue, as we increase our investments in technology, research and development.

Sales and Marketing Expenses

	Year ended March 31,
	2018	2019
	RMB	RMB	US$	% Change
	(in millions, except percentages)
Sales and marketing expenses	27,299	39,780	5,928	46%
Percentage of revenue	11%	11%
Share-based compensation expense included in sales and marketing expenses	2,037	4,411	657	117%
Percentage of revenue	1%	2%
Sales and marketing expenses excluding share-based compensation expense	25,262	35,369	5,271	40%
Percentage of revenue	10%	9%

Our sales and marketing expenses increased by 46% from RMB27,299 million in fiscal year 2018 to RMB39,780 million (US$5,928 million) in fiscal year 2019. The increase was primarily due to an increase in marketing and promotional spending for user acquisition that led to the significant increase in annual active consumers and MAUs in fiscal year 2019. Without the effect of share-based compensation expense, sales and marketing expenses as a percentage of revenue would have decreased from 10% in fiscal year 2018 to 9% in fiscal year 2019. We expect our sales and marketing expenses will increase in absolute amounts and may increase as a percentage of revenue as we continue to invest in marketing and promotion.

General and Administrative Expenses

	Year ended March 31,
	2018	2019
	RMB	RMB	US$	% Change
	(in millions, except percentages)
General and administrative expenses	16,241	24,889	3,708	53%
Percentage of revenue	6%	6%
Share-based compensation expense included in general and administrative expenses	5,159	8,787	1,310	70%
Percentage of revenue	2%	2%
General and administrative excluding share-based compensation expense	11,082	16,102	2,398	45%
Percentage of revenue	4%	4%

Our general and administrative expenses increased by 53% from RMB16,241 million in fiscal year 2018 to RMB24,889 million (US$3,708 million) in fiscal year 2019. The increase was primarily due to an increase in payroll and benefits expenses, including share-based compensation, as well as settlement of a U.S. federal class action lawsuit of US$250 million. Without the effect of share-based compensation expense, general and administrative expenses as a percentage of revenue would have remained stable at 4% in fiscal year 2019 and 2018.

Amortization of Intangible Assets

	Year ended March 31,
	2018	2019
	RMB	RMB	US$	% Change
	(in millions, except percentages)
Amortization of intangible assets	7,120	10,727	1,599	51%
Percentage of revenue	3%	3%

Amortization of intangible assets increased by 51% from RMB7,120 million in fiscal year 2018 to RMB10,727 million (US$1,599 million) in fiscal year 2019. This increase was due to an increase in amortization of intangible assets acquired from business combinations of Ele.me and Koubei. As we consolidate newly acquired businesses, we expect that our amortization of intangible assets will increase in the future.

Income from Operations and Operating Margin

	Year ended March 31,
	2018	2019
	RMB	RMB	US$	% Change
	(in millions, except percentages)
Income from operations	69,314	57,084	8,506	(18)%
Percentage of revenue	28%	15%
Share-based compensation expense included in income from operations	20,075	37,491	5,586	87%
Percentage of revenue	8%	10%
Settlement of U.S. federal class action lawsuit(1)	—	1,679	250	N/A
Percentage of revenue	—	0%
Income from operations excluding share-based compensation expense and settlement of U.S. federal class action lawsuit(1)	89,389	96,254	14,342	8%
Percentage of revenue	36%	25%

(1)
For a description of the relevant federal class action lawsuit and settlement, see "Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal and Administrative Proceedings."

Our income from operations decreased by 18% from RMB69,314 million, or 28% of revenue, in fiscal year 2018 to RMB57,084 million (US$8,506 million), or 15% of revenue, in fiscal year 2019. The decrease was primarily due to an increase in share-based compensation expense and settlement of a U.S. federal class action lawsuit of US$250 million. Without the effect of share-based compensation expense and settlement of the U.S. federal class action lawsuit, our income from operations would have increased by 8% from RMB89,389 million in fiscal year 2018 to RMB96,254 million (US$14,342 million) in fiscal year 2019.

Adjusted EBITA and adjusted EBITA margin

Adjusted EBITA and adjusted EBITA margin by segments are set forth in the table below. See the section entitled "— Segment Information for Fiscal Years 2017, 2018 and 2019" above for a reconciliation of income from operations to adjusted EBITA.

	Year ended March 31,
	2018		2019
	RMB	% of Segment Revenue	RMB	% of Segment Revenue
	(in millions, except percentages)
Core commerce	114,100	53%	136,167	42%
Cloud computing	(799)	(6)%	(1,158)	(5)%
Digital media and entertainment	(8,305)	(42)%	(15,796)	(66)%
Innovation initiatives and others	(2,996)	(91)%	(5,971)	(128)%

  Core commerce segment

Adjusted EBITA increased by 19% to RMB136,167 million (US$20,290 million) in fiscal year 2019, compared to RMB114,100 million in fiscal year 2018. Marketplace-based core commerce adjusted EBITA increased by 31% year-over-year to RMB161,589 million (US$24,078 million). Adjusted EBITA margin decreased to 42% in fiscal year 2019 from 53% in fiscal year 2018 due to strategic investments, primarily including aggressive investment in local consumer services and gradual revenue mix shift towards self-operated New Retail and direct sale businesses, where revenue is recorded on a gross basis including the cost of inventory. We expect that our core commerce adjusted EBITA margin will continue to be affected by the pace of our investments in new businesses and revenue mix shift to self-operated New Retail and direct sale businesses.

  Cloud computing segment

Adjusted EBITA in fiscal year 2019 was a loss of RMB1,158 million (US$172 million), compared to a loss of RMB799 million in fiscal year 2018. Adjusted EBITA margin improved to negative 5% in fiscal year 2019 from negative 6% in fiscal year 2018.

  Digital media and entertainment segment

Adjusted EBITA in fiscal year 2019 was a loss of RMB15,796 million (US$2,354 million), compared to a loss of RMB8,305 million in fiscal year 2018. Adjusted EBITA margin decreased to negative 66% in fiscal year 2019 from negative 42% in fiscal year 2018, primarily due to our continued investments in licensing rights and the production of original content and an increase in impairment charges on licensed copyrights.

  Innovation initiatives and others segment

Adjusted EBITA in fiscal year 2019 was a loss of RMB5,971 million (US$890 million), compared to a loss of RMB2,996 million in fiscal year 2018. Adjusted EBITA margin was negative 128% in fiscal year 2019, as compared to negative 91% in fiscal year 2018. The increase in adjusted EBITA loss was primarily due to investments in new business initiatives, including Tmall Genie and our investments in technological research and innovation.

Interest and Investment Income, Net

Our interest and investment income, net, increased from RMB30,495 million in fiscal year 2018 to RMB44,106 million (US$6,572 million) in fiscal year 2019, which mainly included non-cash gains of RMB21,990 million (US$3,277 million) and RMB5,825 million (US$868 million) arising from the revaluation of our previously held equity interest in Koubei and Alibaba Pictures when we obtained control in December 2018 and March 2019, respectively, as well as net gains arising from change in fair value of certain equity investments. These gains were partly offset by impairment charges of RMB10,867 million (US$1,619 million) on certain investments. The above-mentioned gains and impairment charges were excluded from our non-GAAP net income.

Interest Expense

Our interest expense increased by 46% from RMB3,566 million in fiscal year 2018 to RMB5,190 million (US$773 million) in fiscal year 2019. The increase in interest expense was primarily due to an increase in average debt outstanding in fiscal year 2019 as compared to fiscal year 2018, reflecting primarily an additional US$7.0 billion of unsecured senior notes issued in December 2017.

Other Income, Net

Our other income, net decreased by 95% from RMB4,160 million in fiscal year 2018 to RMB221 million (US$32 million) in fiscal year 2019. The decrease was primarily due to a decrease in income recognized in respect of royalty fees and software technology services fees from Ant Financial, which was RMB517 million (US$77 million) in fiscal year 2019, compared to RMB3,444 million in fiscal year 2018 as Ant Financial continued its strategic investments to expand its user base significantly.

Income Tax Expenses

Our income tax expenses decreased by 9% from RMB18,199 million in fiscal year 2018 to RMB16,553 million (US$2,466 million) in fiscal year 2019. Our effective tax rate decreased to 17% in fiscal year 2019 from 18% in fiscal year 2018. Excluding share-based compensation expense, investment gain/loss and impairment of investments, our effective tax rate would have remained at 17% in fiscal year 2019, as compared to 18% in fiscal year 2018.

Share of Results of Equity Investees

Share of results of equity investees in fiscal year 2019 was a profit of RMB566 million (US$84 million), compared to a loss of RMB20,792 million in fiscal year 2018. As previously disclosed, the loss in fiscal year 2018 was primarily due to an impairment loss of RMB18,116 million with respect to Alibaba Pictures. The increase in share of profit of other equity investees in fiscal year 2019, compared to fiscal year 2018, was primarily due to an increase in our share of profit in Suning. We record our share of results of equity investees one quarter in arrears.

Share of results of equity investees in fiscal years 2018 and 2019 consisted of the following:

	Year ended March 31,
	2018	2019
	RMB	RMB	US$
	(in millions)
Share of (loss) profit of equity investees:
Koubei(1)	(1,340)	—	—
Cainiao Network(2)	(518)	—	—
Others	1,040	2,997	446
Impairment loss	(18,153)	(493)	(73)
Dilution loss	(128)	(185)	(28)
Others(3)	(1,693)	(1,753)	(261)

	(20,792)	566	84

(1)
We started to consolidate Koubei in December 2018 after obtaining control over Koubei.

(2)
We started to consolidate Cainiao Network in mid-October 2017 after obtaining control over Cainiao Network.

(3)
Others mainly include amortization of intangible assets of equity investees and share-based compensation expense.

Net Income

As a result of the foregoing, our net income increased by 31% from RMB61,412 million in fiscal year 2018 to RMB80,234 million (US$11,955 million) in fiscal year 2019.

Comparison of Fiscal Years 2017 and 2018

Revenue

	Year ended March 31,
	2017	2018
	RMB	RMB	% Change
	(in millions, except percentages)
Core commerce:
China commerce retail	114,109	176,559	55%
China commerce wholesale	5,679	7,164	26%
International commerce retail	7,336	14,216	94%
International commerce wholesale	6,001	6,625	10%
Cainiao logistics services	—	6,759	N/A
Others	755	2,697	257%

Total core commerce	133,880	214,020	60%
Cloud computing	6,663	13,390	101%
Digital media and entertainment	14,733	19,564	33%
Innovation initiatives and others	2,997	3,292	10%

Total revenue	158,273	250,266	58%

Total revenue increased by 58% from RMB158,273 million in fiscal year 2017 to RMB250,266 million in fiscal year 2018. The increase was mainly driven by the continued rapid growth of our China and international commerce retail businesses, Alibaba Cloud as well as the consolidation of newly acquired businesses, mainly Cainiao Network and Intime.

  Core commerce segment

  China commerce retail

	Year ended March 31,
	2017	2018
	RMB	RMB	% Change
	(in millions, except percentages)
Revenue
China commerce retail business
Customer management	77,530	114,285	47%
Commission	34,066	46,525	37%
Others	2,513	15,749	527%

Total	114,109	176,559	55%

Revenue from our China commerce retail business increased by 55% from RMB114,109 million in fiscal year 2017 to RMB176,559 million in fiscal year 2018. The robust revenue growth reflected the growth of our New Retail initiatives, including the Freshippo fresh food grocery business, the import business and Intime. In addition, revenue from our China retail marketplaces continued to see strong growth. The growth was primarily driven by the robust growth of customer management revenue, which increased by 47% from RMB77,530 million in fiscal year 2017 to RMB114,285 million in fiscal year 2018. The growth reflected our ability to deliver more relevant content to consumers through our improved data technology, which enabled merchants, brands and retailers to more effectively attract, engage, acquire and retain their customers.

These value propositions resulted in higher spending on our customer management services by an increasing number of brands and merchants. Commission revenue increased by 37% from RMB34,066 million in fiscal year 2017 to RMB46,525 million in fiscal year 2018, primarily due to the strong growth in physical goods GMV on Tmall. Other revenue was RMB15,749 million in fiscal year 2018, a significant increase compared to RMB2,513 million in fiscal year 2017, primarily driven by our New Retail businesses, including the consolidation of Intime and contribution from Tmall Global and Freshippo.

  China commerce wholesale

Revenue from our China commerce wholesale business increased by 26% from RMB5,679 million in fiscal year 2017 to RMB7,164 million in fiscal year 2018. The increase was due to an increase in average revenue from paying members on our 1688.com platform.

  International commerce retail

Revenue from our international commerce retail business increased by 94% from RMB7,336 million in fiscal year 2017 to RMB14,216 million in fiscal year 2018. The increase was primarily due to an increase in revenue generated from Lazada and AliExpress, primarily driven by robust GMV growth on these two marketplaces.

  International commerce wholesale

Revenue from our international commerce wholesale business increased by 10% from RMB6,001 million in fiscal year 2017 to RMB6,625 million in fiscal year 2018. The increase was due to an increase in customer management revenue and membership fees.

  Cainiao logistics services

Revenue from Cainiao logistics services represents revenue from the domestic and international one-stop-shop logistics services and supply chain management solutions provided by Cainiao Network, after elimination of inter-company transactions. We started to consolidate Cainiao Network in mid-October 2017.

  Cloud computing segment

Revenue from our cloud computing business in fiscal year 2018 was RMB13,390 million, an increase of 101% compared to RMB6,663 million in fiscal year 2017, primarily driven by an increase in the number of paying customers and also an increase in their usage of and spending on our cloud computing services, including more complex offerings, such as our network virtualization and database services.

  Digital media and entertainment segment

Revenue from our digital media and entertainment business in fiscal year 2018 was RMB19,564 million, an increase of 33% compared to RMB14,733 million in fiscal year 2017. The increase was primarily due to an increase in revenue from mobile value-added services provided by UCWeb, such as news feeds and mobile search, and an increase in subscription revenue from Youku.

  Innovation initiatives and others segment

Revenue from innovation initiatives and others in fiscal year 2018 was RMB3,292 million, an increase of 10% compared to RMB2,997 million in fiscal year 2017. Starting from fiscal year 2018, we have reclassified Freshippo, previously reported under this segment, as revenue from China commerce retail because Freshippo has moved beyond the incubation stage.

Cost of Revenue

	Year ended March 31,
	2017	2018
	RMB	RMB	% Change
	(in millions, except percentages)
Cost of revenue	59,483	107,044	80%
Percentage of revenue	38%	43%
Share-based compensation expense included in cost of revenue	3,893	5,505	41%
Percentage of revenue	2%	2%
Cost of revenue excluding share-based compensation expense	55,590	101,539	83%
Percentage of revenue	36%	41%

Our cost of revenue increased by 80% from RMB59,483 million in fiscal year 2017 to RMB107,044 million in fiscal year 2018. The increase was primarily due to an increase of RMB13,439 million in cost of inventory in relation to our New Retail businesses and Lazada, an increase of RMB11,796 million in logistics costs relating to fulfillment services provided by Cainiao Network, an increase of RMB6,111 million in bandwidth and co-location fees and depreciation expenses as a result of investments in our cloud computing and core commerce businesses, an increase of RMB4,751 million in content acquisition costs for online media properties. Without the effect of share-based compensation expense, cost of revenue as a percentage of revenue would have increased from 36% in fiscal year 2017 to 41% in fiscal year 2018. This increase was primarily due to an increase in cost of inventory incurred by our New Retail businesses and Lazada, as well as investments in Cainiao Network and our spending in growing user base and improving user experience.

Product Development Expenses

	Year ended March 31,
	2017	2018
	RMB	RMB	% Change
	(in millions, except percentages)
Product development expenses	17,060	22,754	33%
Percentage of revenue	11%	9%
Share-based compensation expense included in product development expenses	5,712	7,374	29%
Percentage of revenue	4%	3%
Product development expenses excluding share-based compensation expense	11,348	15,380	36%
Percentage of revenue	7%	6%

Our product development expenses increased by 33% from RMB17,060 million in fiscal year 2017 to RMB22,754 million in fiscal year 2018. The increase was largely due to an increase in payroll and benefits expenses, including share-based compensation expense. Without the effect of share-based compensation expense, product development expenses as a percentage of revenue would have decreased from 7% in fiscal year 2017 to 6% in fiscal year 2018, due to operating leverage.

Sales and Marketing Expenses

	Year ended March 31,
	2017	2018
	RMB	RMB	% Change
	(in millions, except percentages)
Sales and marketing expenses	16,314	27,299	67%
Percentage of revenue	10%	11%
Share-based compensation expense included in sales and marketing expenses	1,772	2,037	15%
Percentage of revenue	1%	1%
Sales and marketing expenses excluding share-based compensation expense	14,542	25,262	74%
Percentage of revenue	9%	10%

Our sales and marketing expenses increased by 67% from RMB16,314 million in fiscal year 2017 to RMB27,299 million in fiscal year 2018. The increase was due primarily to an increase in marketing and promotional spending for user acquisition that led to the significant increase in annual active consumers and MAUs in fiscal year 2018. Without the effect of share-based compensation expense, sales and marketing expenses as a percentage of revenue would have increased from 9% in fiscal year 2017 to 10% in fiscal year 2018.

General and Administrative Expenses

	Year ended March 31,
	2017	2018
	RMB	RMB	% Change
	(in millions, except percentages)
General and administrative expenses	12,239	16,241	33%
Percentage of revenue	8%	6%
Share-based compensation expense included in general and administrative expenses	4,618	5,159	12%
Percentage of revenue	3%	2%
General and administrative excluding share-based compensation expense	7,621	11,082	45%
Percentage of revenue	5%	4%

Our general and administrative expenses increased by 33% from RMB12,239 million in fiscal year 2017 to RMB16,241 million in fiscal year 2018. The increase was primarily due to an increase in payroll and benefits expenses, including share-based compensation, as well as an increase in other administrative expenses. Without the effect of share-based compensation expense, general and administrative expenses as a percentage of revenue would have decreased from 5% in fiscal year 2017 to 4% in fiscal year 2018.

Amortization of Intangible Assets

	Year ended March 31,
	2017	2018
	RMB	RMB	% Change
	(in millions, except percentages)
Amortization of intangible assets	5,122	7,120	39%
Percentage of revenue	3%	3%

Amortization of intangible assets increased by 39% from RMB5,122 million in fiscal year 2017 to RMB7,120 million in fiscal year 2018. This increase was due to an increase in intangible assets recognized relating to our strategic acquisitions and investments.

Income from Operations and Operating Margin

	Year ended March 31,
	2017	2018
	RMB	RMB	% Change
	(in millions, except percentages)
Income from operations	48,055	69,314	44%
Percentage of revenue	30%	28%
Share-based compensation expense included in income from operations	15,995	20,075	26%
Percentage of revenue	10%	8%
Income from operations excluding share-based compensation expense	64,050	89,389	40%
Percentage of revenue	40%	36%

Our income from operations increased by 44% from RMB48,055 million, or 30% of revenue, in fiscal year 2017 to RMB69,314 million, or 28% of revenue, in fiscal year 2018. Without the effect of share-based compensation expense, our operating margin would have decreased from 40% in fiscal year 2017 to 36% in fiscal year 2018, primarily due to our investments in New Retail, the consolidation of Cainiao Network, investments in Lazada and spending in growing our user base and improving user experience.

Adjusted EBITA and adjusted EBITA margin

Adjusted EBITA and adjusted EBITA margin by segments are set forth in the table below. See the section entitled "— Segment Information for Fiscal Years 2017, 2018 and 2019" above for a reconciliation of income from operations to adjusted EBITA.

	Year ended March 31,
	2017		2018
	RMB	% of Segment Revenue	RMB	% of Segment Revenue
	(in millions, except percentages)
Core commerce	82,432	62%	114,100	53%
Cloud computing	(476)	(7)%	(799)	(6)%
Digital media and entertainment	(6,542)	(44)%	(8,305)	(42)%
Innovation initiatives and others	(3,125)	(104)%	(2,996)	(91)%

  Core commerce segment

Adjusted EBITA increased by 38% to RMB114,100 million in fiscal year 2018, compared to RMB82,432 million in fiscal year 2017. Adjusted EBITA margin decreased to 53% in fiscal year 2018 from 62% in fiscal year 2017. Core commerce adjusted EBITA margin was lower mainly due to our investments in New Retail, the consolidation of Cainiao Network, investments in Lazada and spending in growing our user base and improving user experience. Excluding New Retail, the consolidation of Cainiao Network and investments in Lazada, adjusted core commerce EBITA margin would have been 63% for fiscal year 2018. Our New Retail businesses primarily include Intime, Freshippo and Tmall Global.

  Cloud computing segment

Adjusted EBITA in fiscal year 2018 was a loss of RMB799 million, compared to a loss of RMB476 million in fiscal year 2017. Adjusted EBITA margin improved to negative 6% in fiscal year 2018 from negative 7% in fiscal year 2017.

  Digital media and entertainment segment

Adjusted EBITA in fiscal year 2018 was a loss of RMB8,305 million, compared to a loss of RMB6,542 million in fiscal year 2017. Adjusted EBITA margin improved to negative 42% in fiscal year 2018 from negative 44% in fiscal year 2017, primarily due to improved results from UCWeb and other media and entertainment businesses, partially offset by an increase in content acquisition costs of Youku.

  Innovation initiatives and others segment

Adjusted EBITA in fiscal year 2018 was a loss of RMB2,996 million, compared to a loss of RMB3,125 million in fiscal year 2017. Adjusted EBITA margin was negative 91% in fiscal year 2018, as compared to negative 104% in fiscal year 2017.

Interest and Investment Income, Net

Our net interest and investment income increased from RMB8,559 million in fiscal year 2017 to RMB30,495 million in fiscal year 2018. The increase was primarily due to a non-cash gain of RMB22,442 million arising from the revaluation of our previously held equity interest in Cainiao Network when we acquired control over Cainiao Network in mid-October 2017.

Interest Expense

Our interest expense increased by 34% from RMB2,671 million in fiscal year 2017 to RMB3,566 million in fiscal year 2018. The increase in interest expense was primarily due to an increase in average debt outstanding, including an additional US$7.0 billion unsecured senior notes issued in December 2017.

Other Income, Net

Our other income, net decreased by 32% from RMB6,086 million in fiscal year 2017 to RMB4,160 million in fiscal year 2018. The decrease was primarily due to an increase in foreign exchange loss, partly offset by an increase in income recognized in respect of royalty fees and software technology services fees from Ant Financial, which increased from RMB2,086 million in fiscal year 2017 to RMB3,444 million in fiscal year 2018.

Income Tax Expenses

Our income tax expenses increased by 32% from RMB13,776 million in fiscal year 2017 to RMB18,199 million in fiscal year 2018. Our effective tax rate decreased to 18% in fiscal year 2018 from 23% in fiscal year 2017. Income before income tax and share of results of equity investees in fiscal year 2018 included a gain of RMB22,442 million from revaluation of our previously held equity interest in Cainiao Network when we acquired control over Cainiao Network in mid-October 2017, which was non-taxable, leading to a lower effective tax rate in fiscal year 2018. Excluding share-based compensation expense, impairment of goodwill and investments, as well as other unrealized investment gain/loss, our effective tax rate would have remained stable at 18% in fiscal year 2018, compared to fiscal year 2017.

Share of Results of Equity Investees

Share of results of equity investees in fiscal years 2017 and 2018 consisted of the following:

	Year ended March 31,
	2017	2018
	RMB	RMB
	(in millions)
Share of (loss) profit of equity investees:
Koubei	(990)	(1,340)
Cainiao Network(1)	(1,056)	(518)
Others	(838)	1,040
Impairment loss	(245)	(18,153)
Dilution loss	(336)	(128)
Others(2)	(1,562)	(1,693)

	(5,027)	(20,792)

(1)
We started to consolidate Cainiao Network in mid-October 2017 after obtaining control over Cainiao Network.

(2)
Others mainly include amortization of intangible assets of equity investees and share-based compensation expense.

During fiscal year 2018, we took an impairment loss of RMB18,116 million with respect to Alibaba Pictures, our affiliated movie production business. The impairment represented the difference between the market value and our carrying value of this investment as of December 31, 2017. In June 2015, following a financing transaction that diluted our shareholding from a controlling position to minority investment, we were required to write up the carrying value to the substantially increased market value of Alibaba Pictures at the time. As a result, we booked a non-cash accounting gain of RMB24,734 million, which increased the carrying value of our investment in Alibaba Pictures from RMB4,818 million to RMB29,552 million. Since July 2015, the market value of Alibaba Pictures has declined and remained below our increased carrying value. The continued low market price combined with Alibaba Pictures' strategic decision made in early 2018 to increase investments and expenses for market share growth of its online movie ticketing business caused us to conclude that the decline in market value against our carrying value may be "other-than-temporary," which led us to take the impairment in fiscal year 2018.

Net Income

As a result of the foregoing, our net income increased by 49% from RMB41,226 million in fiscal year 2017 to RMB61,412 million in fiscal year 2018.

B.  Liquidity and Capital Resources

We fund our operations and strategic investments from cash generated from our operations and through debt and equity financing. We generated RMB82,854 million, RMB125,805 million and RMB150,975 million (US$22,496 million) of cash from operating activities for fiscal years 2017, 2018 and 2019, respectively. As of March 31, 2019, we had cash and cash equivalents and short-term investments of RMB189,976 million (US$28,308 million) and RMB3,262 million (US$486 million), respectively. Short-term investments consist primarily of investments in fixed deposits with maturities between three months and one year and investments in money market funds or other investments whereby we have the intention to redeem within one year.

In November 2014, we issued unsecured senior notes, including floating rate and fixed rate notes, with varying maturities for an aggregate principal amount of US$8.0 billion. Interest on the unsecured senior notes is payable in arrears, quarterly for the floating rate notes and semiannually for the fixed-rate notes. We used the proceeds from the issuance of the unsecured senior notes to refinance our previous syndicated loan arrangements in the same amount. We are not subject to any financial covenant or other significant operating covenants under the unsecured senior notes. See note 20 to our audited consolidated financial statements included elsewhere in this annual report for further information.

In March 2016, we signed a five-year US$3.0 billion syndicated loan agreement with a group of eight lead arrangers, which we subsequently drew down in April 2016. The loan was upsized from US$3.0 billion to US$4.0 billion in May 2016 through a general syndication and the upsized portion was subsequently drawn down in August 2016. The loan had a five-year bullet maturity and was priced at 110 basis points over LIBOR. In May 2019, we amended the pricing of the loans to 85 basis points over LIBOR and extended the maturity to May 2024. The use of proceeds of the loan is for general corporate and working capital purposes (including funding our acquisitions).

In April 2017, we entered into a revolving credit facility agreement with certain financial institutions for an amount of US$5.15 billion, which we have not yet drawn down. The interest rate for this credit facility is calculated based on LIBOR plus 95 basis points. This loan facility is reserved for future general corporate and working capital purposes (including funding our acquisitions).

In November 2017, we repaid US$1.3 billion of our US$8.0 billion unsecured senior notes that became due. In December 2017, we issued an additional aggregate of US$7.0 billion unsecured senior notes.

As of March 31, 2019, we also had other bank borrowings of RMB16,003 million (US$2,385 million), primarily used for the construction of corporate campuses and office facilities and other working capital purposes. See note 19 to our audited consolidated financial statements included elsewhere in this annual report for further information.

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

The following table sets out a summary of our cash flows for the periods indicated:

	Year ended March 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in millions)
Net cash provided by operating activities(1)	82,854	125,805	150,975	22,496
Net cash used in investing activities(1)	(79,579)	(83,764)	(151,060)	(22,509)
Net cash provided by (used in) financing activities	32,914	20,359	(7,392)	(1,101)

(1)
We adopted ASU 2016-18, "Statement of Cash Flows (Topic 230): Restricted Cash," beginning in the first quarter of fiscal year 2019. As a result of adopting this new accounting update, we retrospectively adjusted the consolidated statements of cash flows to include restricted cash and escrow receivables in cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the consolidated statements of cash flows. The impact of our retrospective reclassification on cash flows from operating activities for the years ended March 31, 2017 and 2018 was an increase of RMB2,528 million and RMB634 million, respectively, and the impact of our retrospective reclassification on cash flows from investing activities for the years ended March 31, 2017 and 2018 was a decrease of RMB1,215 million and an increase of RMB126 million, respectively.

Cash Flows from Operating Activities

Cash provided by operating activities in fiscal year 2019 was RMB150,975 million (US$22,496 million) and primarily consisted of net income of RMB80,234 million (US$11,955 million), as adjusted for non-cash items and the effects of changes in working capital and other activities. Adjustments for non-cash items primarily included share-based compensation expense of RMB37,491 million (US$5,586 million), revaluation gains on previously held equity interests of RMB30,187 million (US$4,498 million), amortization of intangible assets and licensed copyrights of RMB22,118 million (US$3,295 million), realized and unrealized gain of RMB16,082 million (US$2,396 million) related to investment securities and depreciation and amortization of property and equipment and land use rights of RMB14,962 million (US$2,229 million). Changes in working capital and other activities primarily consisted of an increase of RMB24,355 million (US$3,629 million) in accrued expenses, accounts payable and other liabilities as a result of the growth of our business and an increase of RMB8,639 million (US$1,288 million) in deferred revenue and customer advances, partially offset by an increase of RMB10,185 million (US$1,517 million) in prepayments, receivables and other assets.

Cash provided by operating activities in fiscal year 2018 was RMB125,805 million and primarily consisted of net income of RMB61,412 million, as adjusted for non-cash items and the effects of changes in working capital and other activities. Adjustments for non-cash items primarily included revaluation gains on previously held equity interests of RMB24,436 million, share of results of equity investees of RMB20,792 million, share-based compensation expense of RMB20,075 million, amortization of intangible assets and licensed copyrights of RMB13,231 million and depreciation and amortization of property and equipment and land use rights of RMB8,789 million. Changes in working capital and other activities primarily consisted of an increase of RMB23,158 million in accrued expenses, accounts payable and other liabilities as a result of the growth of our business, an increase of RMB6,610 million in income tax payable and an increase of RMB5,690 million in deferred revenue and customer advances, partially offset by an increase of RMB14,765 million in prepayments, receivables and other assets.

Cash provided by operating activities in fiscal year 2017 was RMB82,854 million and primarily consisted of net income of RMB41,226 million, as adjusted for non-cash items and the effects of changes in working capital and other activities. Adjustments for non-cash items primarily included share-based compensation expense of RMB15,995 million, amortization of intangible assets and licensed copyrights of RMB9,008 million, realized and unrealized gain of RMB5,488 million related to investment securities, depreciation and amortization of property and equipment and land use rights of RMB5,284 million and share of results of equity investees of RMB5,027 million. Changes in working capital and other activities primarily consisted of an increase of RMB5,312 million in accrued expenses, accounts payable and other liabilities as a result of the growth of our business, an increase of RMB4,698 million in income tax payable and an increase of RMB4,611 million in deferred revenue and customer advances, partially offset by an increase of RMB8,237 million in prepayments, receivables and other assets.

Cash Flows from Investing Activities

Cash used in investing activities was RMB151,060 million (US$22,509 million) in fiscal year 2019 and was primarily attributable to RMB119,766 million (US$17,846 million) in acquisition of investment securities and equity investments mainly held for strategic purposes, including Focus Media and ZTO Express, and cash paid for business combinations, net of cash acquired, including Ele.me, capital expenditures of RMB49,643 million (US$7,396 million) primarily in connection with the purchase of computer equipment and licensed copyrights, as well as our investments in data centers and infrastructure for logistic and New Retail businesses, partially offset by proceeds from disposal of subsidiaries, equity investees and investment securities of RMB10,329 million (US$1,539 million).

Cash used in investing activities was RMB83,764 million in fiscal year 2018 and was primarily attributable to RMB66,129 million in acquisition of investment securities and equity investments mainly held for strategic purposes, including Sun Art Group Limited, Ele.me, Wanda Film, Easyhome and Tokopedia, and cash paid for business combinations, net of cash acquired, including Intime and Cainiao Network, capital expenditures of RMB29,836 million primarily in connection with the purchase of computer equipment and licensed copyrights, as well as the continued expansion of our corporate campuses, partially offset by proceeds from disposal of subsidiaries, equity investees and investment securities of RMB13,381 million.

Cash used in investing activities was RMB79,579 million in fiscal year 2017 and was primarily attributable to RMB77,554 million in acquisition of investment securities and equity investments mainly held for strategic purposes, including Suning, Ele.me, Didi Chuxing, Paytm and Weibo, and cash paid for business combinations, net of cash acquired, including Youku and Lazada, capital expenditures of RMB17,546 million primarily in connection with the purchase of computer equipment and licensed copyrights, as well as the continued expansion of our corporate campuses, partially offset by proceeds from disposal of subsidiaries, equity investees and investment securities of RMB9,545 million and net decrease in short-term investments of RMB5,761 million.

Cash Flows from Financing Activities

Cash used in financing activities was RMB7,392 million (US$1,101 million) in fiscal year 2019, and was primarily attributable to cash used in share repurchase of RMB10,872 million (US$1,620 million) and net repayment of borrowings of RMB4,231 million (US$630 million), partly offset by cash injection from noncontrolling interests of RMB8,706 million (US$1,297 million).

Cash provided by financing activities was RMB20,359 million in fiscal year 2018, and was primarily attributable to proceeds from issuance of senior notes of US$7.0 billion, partly offset by net repayment of unsecured senior notes and bank borrowings of RMB12,192 million and cash used to acquire additional shares of non-wholly owned subsidiaries, primarily including Lazada and Intime, of RMB13,627 million.

Cash provided by financing activities was RMB32,914 million in fiscal year 2017, and was primarily attributable to net proceeds from borrowings of RMB29,333 million and proceeds from issuance of ordinary shares of RMB14,607 million, primarily representing shares issued to Suning, partially offset by cash used in share repurchase of RMB13,182 million.

Capital Expenditures

Our capital expenditures have been incurred primarily in relation to (1) the acquisition of computer equipment and construction of data centers relating to our cloud computing business and the operation of our mobile platforms and websites; (2) infrastructure for logistic and New Retail businesses and (3) the acquisition of land use rights and construction of corporate campuses and office facilities in Hangzhou, Beijing, Guangzhou and Shenzhen. In fiscal years 2017, 2018 and 2019, our capital expenditures totaled RMB11,006 million, RMB19,628 million and RMB35,482 million (US$5,286 million), respectively. In addition, our acquisitions of licensed copyrights and other intangible assets in fiscal years 2017, 2018 and 2019 were RMB6,540 million, RMB10,208 million and RMB14,161 million (US$2,110 million), respectively.

Holding Company Structure

We are a holding company with no operation other than ownership of operating subsidiaries in Hong Kong, China and elsewhere that own and operate our marketplaces and other businesses as well as a portfolio of intellectual property rights. As a result, we rely on dividends and other distributions paid by our operating subsidiaries, including funds to pay dividends to our shareholders or to service our outstanding debts. If our operating subsidiaries incur additional debt on their own behalf in the future, the instruments governing the debt may restrict the ability of our operating subsidiaries to pay dividends or make other distributions to us. In addition, applicable PRC law permits payment of dividends to us by our operating subsidiaries in China only out of their retained earnings, if any, determined in accordance with PRC accounting standards and regulations. Moreover, our operating subsidiaries in China are also required to set aside a portion of their net income, if any, each year to fund general reserves for appropriations until this reserve has reached 50% of the related subsidiary's registered capital. These reserves are not distributable as cash dividends. In addition, registered share capital and capital reserve accounts are also restricted from distribution. As of March 31, 2019, these restricted net assets totaled RMB112.5 billion (US$16.8 billion). See note 22 to our audited consolidated financial statements included elsewhere in this annual report.

Our holding company structure differs from some of our peers in that we hold our material assets and operations, except for ICP and other licenses for regulated activities as well as certain equity investments in restricted businesses, in our wholly-owned entities and most of our revenue is generated directly by our wholly-owned entities. As revenue is generated directly by our wholly-owned entities, our wholly-owned entities directly capture the profits and associated cash flow from operations, without having to rely on contractual arrangements to transfer cash flow from the variable interest entities to our wholly-owned entities. In fiscal years 2017, 2018 and 2019, the significant majority of our revenues were generated by our wholly owned-entities in China. See "Item 4. Information on the Company — C. Organizational Structure" for a description of these contractual arrangements and the structure of our company.

Inflation

Inflation in China has not materially impacted our results of operations in recent years. According to the National Bureau of Statistics of China, the year-over-year increase in the consumer price index in calendar years 2016, 2017 and 2018 was 2.0%, 1.6% and 2.1%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher inflation rates in China.

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

For the entities that we invested in or are associated with but in which the usual conditions of consolidation mentioned above do not apply, we continuously reassess whether these entities possess any of the characteristics of a VIE and whether we are the primary beneficiary.

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

Recognition of Revenue

Revenue is principally comprised of customer management revenue, commissions on transactions, membership fees, logistics services revenue, cloud computing services revenue, sales of goods and other revenue. Revenue represents the amount of consideration we are entitled to upon the transfer of promised goods or services in the ordinary course of our activities and is recorded net of VAT. Consistent with the criteria of ASC 606 "Revenue from Contracts with Customers," we recognize revenue when performance obligations are satisfied by transferring control of a promised good or service to a customer. For performance obligations that are satisfied at a point in time, we also consider the following indicators to assess whether control of a promised good or service is transferred to the customer: (i) right to payment, (ii) legal title, (iii) physical possession, (iv) significant risks and rewards of ownership and (v) acceptance of the good or service. For performance obligations satisfied over time, we recognize revenue over time by measuring the progress toward complete satisfaction of a performance obligation.

The application of various accounting principles related to the measurement and recognition of revenue requires us to make judgments and estimates. Specifically, complex arrangements with non-standard terms and conditions may require relevant contract interpretation to determine the appropriate accounting treatment, including whether the promised goods and services specified in a multiple element arrangement should be treated as separate performance obligations. Other significant judgments include determining whether we are acting as the principal or the agent from an accounting perspective in a transaction.

For multiple element arrangements with customers, which primarily relate to the sale of membership packages and customer management services on our wholesale marketplace and Youku's platforms, significant judgment is required to determine whether each good and service element is a distinct performance obligation and is separately accounted for. To determine whether a performance obligation is distinct, we consider its level of integration, customization, interdependence and interrelation with other elements within the arrangement. If an arrangement involves multiple distinct performance obligations, each obligation is separately accounted for and the total consideration is allocated to each obligation based on the relative standalone selling prices at contract inception. If directly observable standalone selling prices are not available, we need to apply significant judgment and perform assessments on market conditions and entity-specific factors to estimate the standalone selling prices for each element. Changes in the estimated standalone selling price may cause the amount of revenue to be recognized for each performance obligation to differ, but the total amount of revenue to be recognized within a contract should not be affected. We periodically re-assess the standalone selling price of the elements as a result of changes in market conditions. Revenue recognition for P4P marketing service and display marketing on our China retail marketplaces does not require us to exercise significant judgment or estimate.

For certain arrangements, we apply significant judgment in determining whether we are acting as the principal or agent in a transaction. We are acting as the principal if we obtain control over the goods and services before they are transferred to customers. Generally, when we are primarily obligated in a transaction and are subject to inventory risk or have latitude in establishing prices, or have several but not all of these indicators, we act as the principal and record revenue on a gross basis. We act as the agent and record the net amount as revenue earned if we do not obtain control over the goods and services before they are transferred to the customers. We record P4P marketing services revenue and display marketing revenue generated through third-party marketing affiliate programs on a gross basis; and revenue relating to the Taobaoke program generated through third-party marketing affiliate partners' websites where we do not take inventory risks on a net basis. In addition, revenue generated from certain platforms in which we operate as a principal is reported on a gross basis while this revenue was insignificant for each of the periods presented.

Share-based Compensation Expense and Valuation of the Underlying Awards

  Granting of share-based awards relating to our ordinary shares

We account for various types of share-based awards granted to the employees, consultants and directors of our company, our affiliates and certain other companies, such as Ant Financial, in accordance with the authoritative guidance on share-based compensation expense. Under the fair value recognition provision of this guidance, compensation for share-based awards granted, including RSUs, share options and restricted shares, is measured at the grant date, or at the future vesting dates in the case of consultants or other non-employee grantees, based on the fair value of the awards and is recognized as expense over the requisite service period, which is generally the vesting period of the respective award, on an accelerated attribution method. In the case of share-based awards granted to non-employees, the fair value of the unvested portion is re-measured each period, with the resulting difference, if any, recognized as an expense during the period when the related services are rendered. Under the accelerated attribution method, each vesting installment of a graded vesting award is treated as a separate share-based award, and accordingly each vesting installment is separately measured and attributed to expense, resulting in accelerated recognition of share-based compensation expense.

Share-based compensation expense is recorded net of estimated forfeitures in our consolidated income statements and accordingly is recorded only for those share-based awards that are expected to vest. We estimate the forfeiture rate based on historical forfeitures of equity awards and adjust the rate to reflect changes when necessary. We revise our estimated forfeiture rate if actual forfeitures significantly differ from the initial estimates.

Determining the fair value of share-based awards requires significant judgment. The fair values of RSUs and restricted shares are determined based on the fair value of our ordinary shares. The market price of our publicly traded ADSs is used as an indicator of fair value for our ordinary shares.

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

  Subscription for rights to acquire our restricted shares

Beginning in 2013, we offered selected members of the Alibaba Partnership rights to acquire our restricted shares. The fair value of the rights is determined using the Black-Scholes valuation model. For the rights offered before 2016, a discount for post-vesting sales restriction was applied to arrive at the estimated value of the restricted shares. We record share-based compensation expense equivalent to the entire fair value of these rights less the initial subscription price in the period of subscription. For the rights offered since 2016, we recognize share-based compensation expense equivalent to the entire fair value of these rights over the requisite service period.

  Share-based awards relating to Ant Financial

Since March 2014, Junhan has granted certain share-based awards similar to share appreciation awards linked to the valuation of Ant Financial to our employees, and since April 2018, Ant Financial, through its subsidiary, has granted certain RSU awards to our employees. The awards granted by Junhan will be settled in cash by Junhan upon disposal of these awards by the holders. The awards granted by the Ant Financial subsidiary may be settled in equity or cash by the Ant Financial subsidiary upon vesting of the awards. Junhan and the Ant Financial subsidiary have the right to repurchase the vested awards (or any underlying shares of vested RSU awards) granted by them, as applicable, from the holders upon an initial public offering of Ant Financial or the termination of the holders' employment with us at a price to be determined based on the then fair market value of Ant Financial. We have no obligation to reimburse Junhan, Ant Financial or its subsidiaries for the cost associated with these awards.

These awards meet the definition of a financial derivative. The cost relating to these awards is recognized by us and the related expense is recognized over the requisite service period in the consolidated income statements with a corresponding credit to additional paid-in capital. Subsequent changes in the fair value of these awards are recorded in the consolidated income statements. The expenses relating to the awards granted by Junhan are re-measured at the fair value on each reporting date until their settlement dates. The expenses relating to the RSU awards granted by the Ant Financial subsidiary are re-measured at the fair value on each reporting date until their vesting dates. See note 8(d) to our audited consolidated financial statements included elsewhere in this annual report. The fair values of the underlying equity are primarily determined with reference to the business enterprise value, or BEV, of Ant Financial which is based on the contemporaneous valuation reports or recent financing transactions. Given that the determination of the BEV of Ant Financial requires judgments and is beyond our control, the magnitude of the related accounting impact is unpredictable and may affect our consolidated income statements significantly.

As of March 31, 2019, total unamortized share-based compensation expense related to our ordinary shares that we expect to recognize was RMB23,484 million (US$3,499 million), with a weighted-average remaining requisite service period of 2.0 years. To the extent the actual forfeiture rate is different from what we have anticipated, share-based compensation expense related to these awards will be different. Furthermore, share-based compensation expense was affected by changes in the fair value of our shares, as certain share-based awards were granted to non-employees for which the unvested portions of the awards were re-measured at each reporting date through the vesting dates. As of March 31, 2019, 1,878,835 outstanding RSUs and 76,550 outstanding share options were held by non-employees, who consist primarily of employees of Ant Financial. In addition, share-based compensation expense will also be affected by changes in the fair value of awards granted to our employees by Junhan and Ant Financial through its subsidiary. Ant Financial has informed us that they expect its wholly-owned subsidiary and Junhan will issue additional share-based awards to our employees from time to time in the future.

See "Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Agreements and Transactions Related to Ant Financial and Its Subsidiaries — Equity-based Award Arrangements." The expenses associated with these awards will be recognized across the functions in which the award recipients are employed and may continue to be significant in future periods.

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

Deferred income tax is recognized for all temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available in the future against which the temporary differences, the carry forward of unused tax credits and unused tax losses could be utilized. Deferred income tax is provided in full, using the liability method. The deferred tax assets recognized are mainly related to the temporary differences arising from amortization of licensed copyrights and accrued expenses, which are not deductible until paid under the applicable PRC tax laws. We have also recognized deferred tax liabilities on the undistributed earnings generated by our subsidiaries in China, which are subject to withholding taxes when they resolve to distribute dividends to us. As of March 31, 2019, we have fully accrued the withholding tax on the earnings distributable by all of our subsidiaries in China, except for those undistributed earnings that we intend to reinvest indefinitely in China. If our intent changes or if these funds are in fact distributed outside of China, we would be required to accrue or pay the withholding tax on some or all of these undistributed earnings and our effective tax rate would be adversely affected.

Fair Value Determination Related to the Accounting for Business Combinations

A component of our growth strategy has been to acquire and integrate complementary businesses into our digital economy. We complete business combinations from time to time that require us to perform purchase price allocations. In order to recognize the fair value of assets acquired and liabilities assumed, mainly consisting of intangible assets and goodwill, as well as the fair value of any contingent consideration to be recognized, we use valuation techniques such as discounted cash flow analysis and ratio analysis in comparison to comparable companies in similar industries under the income approach, market approach and cost approach. Major factors considered include historical financial results and assumptions including future growth rates, an estimate of weighted average cost of capital and the effect of expected changes in regulation. Most of the valuations of our acquired businesses have been performed by independent valuation specialists under our management's supervision. We believe that the estimated fair value assigned to the assets acquired and liabilities assumed are based on reasonable assumptions and estimates that market participants would use. However, these assumptions are inherently uncertain and actual results could differ from those estimates.

Fair Value Determination Related to Financial Instruments Accounted for at Fair Value

We have a significant amount of financial instruments that are categorized within Level 2 and Level 3 according to ASC 820 "Fair Value Measurement." The valuations for financial instruments categorized within Level 2 relating to interest rate swap contracts are performed based on inputs derived from or corroborated by observable market data. Convertible bonds that do not have a quoted price are categorized within Level 3, of which the valuations are performed using valuation models such as the binomial model with unobservable inputs including risk-free interest rate and expected volatility. The valuation of contingent consideration categorized within Level 3 is performed using an expected cash flow method with unobservable inputs including the probability to achieve the contingencies in connection with the contingent consideration arrangements. Significant judgment is required to determine the appropriateness of those unobservable inputs.

Investments in privately held companies for which the company elected to record using the measurement alternative are recorded at cost, less impairment, with subsequent adjustments for observable price changes resulting from orderly transactions for identical or similar investments of the same issuer that were completed on or after April 1, 2018, the date on which we have begun to apply the guidance under Accounting Standards Update ("ASU") 2016-01. The valuations of these investments are categorized within Level 3, and are estimated based on valuation methods using the observable transaction price at the transaction date and other unobservable inputs including volatility, as well as rights and obligations of the securities that we hold. The determination of whether an observed transaction is orderly and similar to our investment, and the amount of adjustment considering the rights and obligations of the investment, requires significant judgment.

Impairment Assessment on Goodwill and Intangible Assets

We test annually, or whenever events or circumstances indicate that the carrying value of assets exceeds the recoverable amounts, whether goodwill and intangible assets have suffered any impairment in accordance with the accounting policy stated in note 2 to our audited consolidated financial statements included elsewhere in this annual report. For the impairment assessment on goodwill, we have elected to perform a qualitative assessment to determine whether the two-step impairment testing of goodwill is necessary. In this assessment, we identify the reporting units, consider primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. Based on the qualitative assessment, if it is more likely than not that the fair value of a reporting unit is less than the carrying amount, the quantitative impairment test is performed.

For the quantitative assessment of goodwill impairment, we compare the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit's goodwill.

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

Impairment Assessment on Licensed Copyrights

We evaluate the program usefulness of licensed copyrights pursuant to the guidance in ASC 920 "Entertainment — Broadcasters," which provides that the rights be reported at the lower of unamortized cost or estimated net realizable value. When there is a change in the expected usage of licensed copyrights, we estimate net realizable value of licensed copyrights to determine if any impairment exists. The net realizable value of licensed copyrights is determined by estimating the expected cash flows from advertising and membership fees, less any direct costs, over the remaining useful lives of the licensed copyrights. We monetize our licensed copyrights with branding customers based on the different content channels available on our entertainment distribution platforms. Therefore, we estimate these cash flows for each category of content separately, such as movies, television series, variety shows, animations and other video content. Estimates that impact these cash flows include anticipated levels of demand for our advertising services and the expected selling prices of advertisements. Judgment is required to determine the key assumptions adopted in the cash flow projections and changes to key assumptions can significantly affect these cash flow projections and the results of the impairment tests.

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

Fair value of the listed securities is subject to volatility and may be materially affected by market fluctuations. Judgment is required to determine the weighting and impact of the abovementioned factors and changes to this determination can significantly affect the results of the impairment tests.

Impairment Assessment on Equity Securities

Equity securities without readily determinable fair values that are accounted for using the measurement alternative are subject to periodic impairment reviews. Our impairment analysis considers both qualitative and quantitative factors that may have a significant effect on the fair value of these equity securities. Qualitative factors considered may include market environment and conditions, financial performance, business prospects, and other relevant events and factors. When indicators of impairment exist, we perform quantitative assessments of the fair value, which may include the use of market and income valuation approaches and the use of estimates, which may include discount rates, investees' liquidity and financial performance, and market data of comparable companies in similar industries. Judgment is required to determine the appropriateness of the valuation approaches and the weighting and impact of the abovementioned factors. Changes to this determination can significantly affect the results of the quantitative assessments.

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

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, "Leases (Topic 842)" and issued certain transitional guidance and subsequent amendments between January 2018 and March 2019 within ASU 2018-01, ASU 2018-10, ASU 2018-11, ASU 2018-20 and ASU 2019-01 (collectively, including ASU 2016-02, "ASC 842"). ASU 2016-02 creates a new topic in ASC 842 "Leases" to replace the current topic in ASC 840 "Leases," which increases transparency and comparability among organizations by recognizing lease assets and lease liabilities on the consolidated balance sheets and disclosing key information about leasing arrangements. ASU 842 affects both lessees and lessors, although for the latter the provisions are similar to the current model, but are updated to align with certain changes to the lessee model and also the new revenue recognition provisions contained in ASC 606. The new guidance is effective for us for the year ending March 31, 2020 and interim reporting periods during the year ending March 31, 2020. We adopted the new guidance beginning on April 1, 2019 using the modified retrospective method, and no adjustment will be made to the comparative periods. As permitted under the transition guidance, we will carry forward the assessment of whether the contracts contain or are leases, classification of the leases and remaining lease terms. Based on our portfolio of leases as of March 31, 2019, approximately RMB24.9 billion of right-of-use assets and RMB19.4 billion of liabilities, primarily relating to property leases, will be recognized on our consolidated balance sheet upon adoption.

In June 2016, the FASB issued ASU 2016-13, "Financial Instruments — Credit Losses (Topic 326): Measurement on Credit Losses on Financial Instruments," and issued subsequent amendments to the initial guidance and transitional guidance between November 2018 and May 2019 within ASU 2018-19, ASU 2019-04 and ASU 2019-05. ASU 2016-13 introduces new guidance for credit losses on instruments within its scope. The new guidance introduces an approach based on expected losses to estimate credit losses on certain types of financial instruments, including trade and other receivables, held-to-maturity debt securities, loans and net investments in leases. The new guidance also modifies the impairment model for available-for-sale debt securities and requires entities to determine whether all or a portion of the unrealized loss on an available-for-sale debt security is a credit loss. Further, the new guidance indicates that entities may not use the length of time a security has been in an unrealized loss position as a factor in concluding whether a credit loss exists. The new guidance is effective for us for the year ending March 31, 2021 and interim reporting periods during the year ending March 31, 2021. Early adoption is permitted for us for the year ending March 31, 2020 and interim reporting periods during the year ending March 31, 2020. We are evaluating the effects, if any, of the adoption of this guidance on our financial position, results of operations and cash flows.

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

In August 2017, the FASB issued ASU 2017-12, "Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities," and issued subsequent amendments to the initial guidance or transitional guidance within ASU 2019-04 in April 2019. ASU 2017-12 simplifies the application of hedge accounting and makes more financial and nonfinancial hedging strategies eligible for hedge accounting. It also amends the presentation and disclosure requirements and changes how companies assess effectiveness. The new guidance permits a qualitative effectiveness assessment for certain hedges instead of a quantitative test after the initial qualification, if the company can reasonably support an expectation of high effectiveness throughout the term of the hedge. Also, for cash flow hedges and net investment hedges, if the hedge is highly effective, all changes in the fair value of the derivative hedging instrument will be recorded in other comprehensive income. We adopted the new guidance prospectively beginning on April 1, 2019. At this time, we do not expect that the adoption of this guidance will have a material impact on our financial position, results of operations and cash flows.

In June 2018, the FASB issued ASU 2018-07, "Compensation — Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting," which expands the scope of ASC 718 to include share-based payment transactions for acquiring goods and services from non-employees. An entity should apply the requirements of ASC 718 to non-employee awards except for specific guidance on inputs to an option pricing model and the attribution of cost. The amendments specify that ASC 718 applies to all share-based payment transactions in which a grantor acquires goods or services to be used or consumed in a grantor's own operations by issuing share-based payment awards. We adopted the new guidance beginning on April 1, 2019. The adoption of this guidance will impact the accounting of the share-based awards granted to non-employees but we do not expect that the adoption of this guidance will have a material impact on our financial position, results of operations and cash flows.

In August 2018, the FASB issued ASU 2018-13, "Fair Value Measurement (Topic 820): Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement," which eliminates, adds and modifies certain disclosure requirements for fair value measurements as part of the FASB's disclosure framework project. The new guidance is effective for us for the year ending March 31, 2021 and interim reporting periods during the year ending March 31, 2021. Early adoption is permitted for the adoption of either the entire standard or only the provisions that eliminate or modify the requirements. We are evaluating the effects, if any, of the adoption of this guidance on the fair value disclosure in the consolidated financial statements.

In October 2018, the FASB issued ASU 2018-17, "Consolidation (Topic 810): Targeted Improvements to Related Party Guidance for Variable Interest Entities," which provides guidance that indirect interests held through related parties under common control will be considered on a proportional basis when determining whether fees paid to decision makers and service providers are variable interests. These indirect interests were previously treated the same as direct interests. The consideration of indirect interests on a proportional basis is consistent with how indirect interests held through related parties under common control are treated when determining if a reporting entity within a related party group is the primary beneficiary of a VIE. The new guidance is effective retrospectively for us for the year ending March 31, 2021 and interim reporting periods during the year ending March 31, 2021 with a cumulative-effect adjustment to retained earnings at the beginning of the earliest period presented. Early adoption is permitted. We are evaluating the effects, if any, of the adoption of this guidance on our financial position, results of operations and cash flows.

In November 2018, the FASB issued ASU 2018-18, "Collaborative Arrangements (Topic 808): Clarifying the Interaction Between Topic 808 and Topic 606." ASU 2018-18 clarifies that elements of collaborative arrangements could qualify as transactions with customers in the scope of ASC 606. The amendments require the application of existing guidance to determine the units of account in collaborative arrangement for purposes of identifying transactions with customers. For transactions outside the scope of ASC 606, companies can apply elements of ASC 606 or other relevant guidance by analogy, or apply a reasonable accounting policy if there is no appropriate analogy. ASU 2018-18 is effective retrospectively for us for the year ending March 31, 2021 and interim reporting periods during the year ending March 31, 2021. Early adoption is permitted. We are evaluating the effects, if any, of the adoption of this guidance on our financial position, results of operations and cash flows.

In March 2019, the FASB issued ASU 2019-02, "Entertainment — Films — Other Assets — Film Costs (Subtopic 926-20) and Entertainment — Broadcasters — Intangibles — Goodwill and Other (Subtopic 920-350)".

This guidance aligns the accounting guidance for production costs for (1) films and (2) episodic content produced for television series and streaming services. This new guidance also clarifies when a company should test films and license agreements for program material for impairment at the film-group level, amends the presentation and disclosure requirements for produced or licensed content and addresses statement of cash flows classification for license arrangements. The new guidance is effective prospectively for us for the year ending March 31, 2021 and interim reporting periods during the year ending March 31, 2021. Early adoption is permitted. We are evaluating the effects, if any, of the adoption of this guidance on our financial position, results of operations and cash flows.

In April 2019, the FASB issued ASU 2019-04 "Codification Improvements to Topic 326, Financial Instruments-Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments." Apart from the amendments to ASU 2016-13 and ASU 2017-12 mentioned above, the ASU also included subsequent amendments to ASU 2016-01, which we adopted in April 2018. The guidance in relation to the amendments to ASU 2016-01 is effective for us for the year ending March 31, 2021 and interim reporting periods during the year ending March 31, 2021. Early adoption is permitted. We are evaluating the effects, if any, of the adoption of these guidance on our financial position, results of operations and cash flows.

C.  Research and Development, Patents and Licenses, etc.

Research and Development

We have built our core technology for our online and mobile commerce and cloud computing businesses in-house. We employ research and development personnel to build our technology platform and develop new online and mobile products. We recruit top and experienced talent locally and overseas, and we have advanced training programs designed specifically for new campus hires.

Intellectual Property

We believe the protection of our trademarks, copyrights, domain names, trade names, trade secrets, patents and other proprietary rights is critical to our business. We rely on a combination of trademark, fair trade practice, copyright and trade secret protection laws and patent protection in China and other jurisdictions, as well as confidentiality procedures and contractual provisions to protect our intellectual property and our trademarks. We also enter into confidentiality and invention assignment agreements with all of our employees, and we rigorously control access to our proprietary technology and information. As of March 31, 2019, we had 5,536 issued patents and 12,321 publicly filed patent applications in China and 2,874 issued patents and 9,163 publicly filed patent applications in various other countries and jurisdictions globally. We do not know whether any of our pending patent applications will result in the issuance of patents or whether the examination process will require us to narrow our claims.

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

E.  Off-Balance Sheet Arrangements

We did not have any material off-balance sheet arrangements in fiscal years 2017, 2018 or 2019.

F.  Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of March 31, 2019.

	Payment due by period
	Total	Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years
	(in millions of RMB)
Contractual Obligations
Short-term borrowings(1)	7,358	7,358	—	—	—
Long-term borrowings(2)	8,647	—	1,935	1,136	5,576
US$4.0 billion syndicated loan denominated in US$(3)	26,892	—	26,892	—	—
Unsecured senior notes(4)	92,106	15,127	10,084	4,706	62,189
Contractual Commitments
Purchase of property and equipment	5,656	4,417	1,228	11	—
Construction of corporate campus	3,576	2,265	1,225	40	46
Leases for office facility and transportation equipment	31,005	4,984	6,326	4,349	15,346
Licensed copyrights, co-location, bandwidth fees and marketing expenses	49,023	21,768	15,023	7,268	4,964
Investment commitments(5)	23,954	23,954	—	—	—

Total	248,217	79,873	62,713	17,510	88,121

(1)
Excluding estimated interest payments of RMB87 million assuming the applicable interest rates in effect as of March 31, 2019. The majority of the borrowings are subject to floating interest rates.

(2)
Excluding estimated interest payments of RMB2,446 million in total (RMB405 million, RMB727 million, RMB599 million and RMB715 million over the periods of less than one year, one to three years, three to five years and more than five years from April 1, 2019, respectively), assuming the applicable interest rates in effect as of March 31, 2019. Substantially all of the borrowings are subject to floating interest rates.

(3)
Excluding estimated interest payments of RMB2,054 million in total (RMB982 million and RMB1,072 million over the periods of less than one year and one to three years from April 1, 2019, respectively), assuming the applicable interest rate in effect as of March 31, 2019. The syndicated loan is subject to a floating interest rate. In May 2019, we amended the pricing of the loans to 85 basis points over LIBOR and extended the maturity to May 2024.

(4)
Excluding estimated interest payments of RMB43,697 million in total (RMB3,094 million, RMB5,551 million, RMB4,951 million and RMB30,101 million over the periods of less than one year, one to three years, three to five years and more than five years from April 1, 2019, respectively). The unsecured senior notes are subject to fixed interest rates.

(5)
Including the consideration for the investments related to STO Express, Focus Media and the remaining committed capital of certain investment funds.

In addition, according to our partnership arrangement with the International Olympic Committee, we will provide at least US$815 million worth of cash, cloud infrastructure services and cloud computing services, as well as marketing and media support through 2028, in connection with various Olympic initiatives, events and activities, including the Olympic Games and the Winter Olympic Games. As of March 31, 2019, the aggregate amount of cash to be paid and value of services to be provided in the future is approximately US$738 million.

In May 2019, Hong Kong Cingleot Investment Management Limited ("Cingleot"), a company that is partially owned by Cainiao Network, entered into a facility agreement for a term loan of HK$7.7 billion (US$1.0 billion) to fund a logistics center project at Hong Kong International Airport. Alibaba acts as a guarantor for the term loan. As of the date of this annual report, Cingleot has not drawn down the term loan.

G.  Safe Harbor

See "Forward-Looking Statements."

ITEM 6    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.  Directors and Senior Management

The following table sets forth certain information relating to our directors and executive officers.

Name	Age	Position/Title
Jack Yun MA †(1)(c)	54	Executive Chairman
Joseph C. TSAI †(2)(a)	55	Executive Vice Chairman
Daniel Yong ZHANG †(1)(b)	47	Director and Chief Executive Officer
J. Michael EVANS †(2)(a)	61	Director and President
Eric Xiandong JING †(2)(a)	46	Director
Masayoshi SON ‡(3)(c)	61	Director
Chee Hwa TUNG(2)(b)	82	Independent director
Walter Teh Ming KWAUK(2)(c)	66	Independent director
Jerry YANG(2)(b)	50	Independent director
E. Börje EKHOLM(2)(a)	56	Independent director
Wan Ling MARTELLO(2)(b)	61	Independent director
Maggie Wei WU(2)	51	Chief Financial Officer
Judy Wenhong TONG(1)	48	Chief People Officer
Jeff Jianfeng ZHANG(1)	45	Chief Technology Officer and President, Alibaba Cloud Intelligence
Sophie Minzhi WU(1)	43	Chief Customer Officer
Timothy A. STEINERT(2)	59	General Counsel and Secretary
Jessie Junfang ZHENG(1)	45	Chief Risk Officer and Chief Platform Governance Officer
Chris Pen-hung TUNG(1)	49	Chief Marketing Officer
Trudy Shan DAI(1)	42	President, Wholesale Marketplaces
Fan JIANG(1)	33	President, Taobao and Tmall
Yvonne Yifen CHANG(1)	53	President, Alimama
Luyuan FAN(1)	45	President, Alibaba Digital Media and Entertainment

†
Director nominated by the Alibaba Partnership.

‡
Director nominated by SoftBank.

(a)
Group I directors. Current term of office will expire at our 2021 annual general meeting.

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

(3)
SoftBank Group Corp., 1-9-1 Higashi-shimbashi, Minato-ku, Tokyo, 105-7303, Japan.

Biographical Information

Jack Yun MA ( ) is our lead founder and, since May 2013, has served as our executive chairman. From our founding in 1999 through May 2013, Jack served as our chairman and chief executive officer. He is also the founder of the Zhejiang-based Jack Ma Foundation. Jack currently serves on the board of SoftBank Group Corp., one of our major shareholders and a Japanese corporation listed on the Tokyo Stock Exchange. He is also a member of the Board of Trustees of the World Economic Forum, chairman of the Zhejiang Chamber of Commerce, as well as chairman of the China Entrepreneur Club. In May 2019, he was renamed as a Sustainable

Development Goals (SDGs) advocate by the United Nations. Jack graduated from Hangzhou Teacher's Institute with a major in English language education.

Joseph C. TSAI ( ) joined our company in 1999 as a member of the Alibaba founding team and has served on our board of directors since our inception. He was chief financial officer until 2013 and is currently our executive vice chairman. He serves on our investment committee and Ant Financial's investment committee, and is a founding member of Alibaba Partnership. From 1995 to 1999, he was a private equity investor based in Hong Kong with Investor AB, the main investment vehicle of Sweden's Wallenberg family. Prior to that, he was general counsel of Rosecliff, Inc., a management buyout firm based in New York. From 1990 to 1993, Joe was an associate attorney in the tax group of Sullivan & Cromwell LLP, a New York-based international law firm. Joe is qualified to practice law in the State of New York. He received his bachelor's degree in Economics and East Asian Studies from Yale College and a juris doctor degree from Yale Law School.

Daniel Yong ZHANG ( ) has been our Chief Executive Officer since May 2015 and our director since September 2014. Mr. Zhang is also currently a member of Ant Financial's investment committee. Prior to his current role, he served as our Chief Operating Officer from September 2013 to May 2015. He joined our company in August 2007 as Chief Financial Officer of Taobao Marketplace and served in this position until June 2011. He took on the additional role of general manager for Tmall.com in August 2008, which he performed concurrently until his appointment as president of Tmall.com in June 2011 when Tmall.com became an independent platform. Prior to joining Alibaba, Mr. Zhang served as Chief Financial Officer of Shanda Interactive Entertainment Limited, an online game developer and operator then listed on Nasdaq, from September 2005 to August 2007. From 2002 to 2005, he was a senior manager of PricewaterhouseCoopers' Audit and Business Advisory Division in Shanghai. Mr. Zhang is the chairman of Sun Art, a company listed on the Hong Kong Stock Exchange. He also serves on the board of Weibo, a company listed on the Nasdaq. Mr. Zhang received a bachelor's degree in finance from Shanghai University of Finance and Economics.

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

Masayoshi SON has been our director since 2005. Mr. Son is the founder, Chairman and CEO of SoftBank Group Corp. (SBG), a global technology company that aspires to drive the Information Revolution. Founded in 1981, SBG and its portfolio companies cover a range of technologies, including advanced telecommunications, Internet services, AI, smart robotics, IoT and clean energy. Mr Son is also the chairman of SoftBank Corp., the domestic telecommunications subsidiary of SBG, director of Yahoo Japan Corporation and Director of Sprint Corporation. He also serves as Chairman and Director of Arm Limited. Mr. Son received a bachelor's degree in Economics from the University of California, Berkeley.

Chee Hwa TUNG ( ) has been our director since September 2014 and is the Vice Chairman of the Thirteenth National Committee of the Chinese People's Political Consultative Conference of the PRC, which is an important institution of multiparty cooperation and political consultation in the PRC. Mr. Tung is the Founding Chairman of the China-United States Exchange Foundation, which is a non-profit organization registered in Hong Kong to promote understanding and strengthening relationships between China and the United States. Mr. Tung is also the chairman of Our Hong Kong Foundation Limited, a non-government, non-profit organization dedicated to promoting the long-term and overall interests of Hong Kong. Mr. Tung also serves in various public sector and advisory positions, including as a member of the J.P. Morgan International Council, the China Development Bank International Advisory Committee and the Advisory Board of the Schwarzman Scholars Program at Tsinghua University. Prior to these appointments, Mr. Tung served as the First Chief Executive of the Hong Kong Special Administrative Region from July 1997 to March 2005. Mr. Tung had a successful and distinguished career in business, including serving as the Chairman and Chief Executive Officer of Orient Overseas (International) Limited, an SEHK-listed company with its principal business activities in container transport and logistics services on a global scale. Mr. Tung received a bachelor's degree in science from the University of Liverpool.

Walter Teh Ming KWAUK ( ) has been our director since September 2014. He previously served as an independent non-executive director and chairman of the audit committee of Alibaba.com Limited, one of our subsidiaries, which was listed on the SEHK, from October 2007 to July 2012. Mr. Kwauk is currently a senior adviser of Motorola Solutions (China) Co., Ltd. and serves as an independent non-executive director and chairman of the audit committee of each of Sinosoft Technology Group Limited, a company listed on the SEHK, and WuXi Biologics (Cayman) Inc., a company listed on the SEHK and Hua Medicine (Shanghai) Ltd., a company listed on the SEHK, and as a director of several private companies. Mr. Kwauk was a vice president of Motorola Solutions, Inc. and its director of corporate strategic finance and tax, Asia Pacific from 2003 to 2012. Mr. Kwauk served with KPMG from 1977 to 2002 and held a number of senior positions, including the general manager of KPMG's joint venture accounting firm in Beijing, the managing partner in KPMG's Shanghai office and a partner in KPMG's Hong Kong Office. He is a member of the Hong Kong Institute of Certified Public Accountants. Mr. Kwauk received a bachelor's degree in science and a licentiate's degree in accounting from the University of British Columbia.

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

E. Börje EKHOLM has been our director since June 2015. Mr. Ekholm is since January 2017 the president and Chief Executive Officer of Ericsson. Prior to his current position, Mr. Ekholm was head of Patricia Industries, a newly created division of Investor AB, a Swedish investment company, where he has held a variety of management positions since joining the firm in 1992. Mr. Ekholm served as president and Chief Executive Officer and a member of the board of directors of Investor AB from September 2005 to May 2015. Prior to becoming president and Chief Executive Officer, Mr. Ekholm was a member of the management group of Investor AB. Previously, Mr. Ekholm worked at McKinsey & Co. Inc. Mr. Ekholm currently serves as a member of the board of Ericsson, as a member of the board of the Swedish American Chamber of Commerce in New York and as a member of the board of trustees of the independent school Choate Rosemary Hall. Mr. Ekholm received a master's degree in electrical engineering from KTH Royal Institute of Technology and a master's degree in business administration from INSEAD.

Wan Ling MARTELLO has been our director since September 2015. She served as the executive vice president and chief executive officer of the Asia, Oceania, and Subsaharan Africa region for Nestlé SA from May 2015 to December 2018. She was Nestlé's global chief financial officer from April 2012 to May 2015, and executive vice president from November 2011 to March 2012. Prior to Nestlé, Ms. Martello was a senior executive at Walmart Stores Inc. from 2005 to 2011. Her roles included executive vice president and chief operating officer for Global eCommerce, and senior vice president, chief financial officer and strategy for Walmart International. Before Walmart, she was president, U.S.A. at NCH Marketing Services Inc. She was with the firm from 1998 to 2005. She also worked at Borden Foods Corporation and Kraft Inc. where she held various senior management positions. Ms. Martello received a master's degree in business administration (management information systems) from the University of Minnesota and a bachelor's degree in business administration and accountancy from the University of the Philippines.

Maggie Wei WU ( ) has been our chief financial officer since May 2013. Maggie joined our company in July 2007 as chief financial officer of Alibaba.com. She was voted best CFO in FinanceAsia's annual poll for Asia's Best Managed Companies in 2010. In 2018, she was named one of the world's 100 most powerful women by Forbes. Before joining Alibaba, Maggie was an audit partner at KPMG in Beijing. Maggie is a member of the Association of Chartered Certified Accountants (ACCA). She received a bachelor's degree in accounting from Capital University of Economics and Business.

Judy Wenhong TONG ( ) has been our chief people officer since January 2017. Since joining our company in 2000, she has served as director and senior director in various departments in our company, including administration, customer service and human resources. Between 2007 and 2013, she served as vice president and senior vice president in various departments, including construction, real estate and procurement. Starting in 2013, Ms. Tong led the formation of Cainiao Network and served at various times as chief operating officer, president, chief executive officer and non-executive chairwoman, overseeing the operations of the company. Ms. Tong received a bachelor's degree from Zhejiang University.

Jeff Jianfeng ZHANG ( ) has served as our chief technology officer since April 2016 and president of Alibaba Cloud Intelligence since November 2018. Previously, Mr. Zhang was president of China retail marketplaces from May 2015 to April 2016, and president of Taobao Marketplace and the wireless business division prior to that. He joined our company in July 2004 and has held various management positions, at different times leading Taobao Marketplace's technology teams, the B2C development team, Alibaba.com's China operations, local services, 1688.com, and Tmall.com. Mr. Zhang studied computer science at Zhejiang University.

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

Chris Pen-hung TUNG ( ) joined our company as chief marketing officer in January 2016. He was also president of Alimama from November 2017 to November 2018. Prior to his current position, he was the chief executive officer of VML China, a marketing agency, from October 2010 to January 2016. Prior to joining VML, he was at PepsiCo China from October 2004 to October 2010 where he served as vice president of marketing. Prior to that, Mr. Tung worked at Proctor & Gamble from 1995 to 1998, Gigamedia from 1998 to 2001 and L'Oréal from 2001 to 2003 in various senior management positions. He is currently a director of Ruhnn Holding Limited, a company listed on Nasdaq. He received a bachelor's degree in electrical engineering from National Taiwan University and a master's degree in industrial engineering from University of Michigan, Ann Arbor.

Trudy Shan DAI ( ) joined our company in 1999 as a member of our founding team and has been president of Alibaba.com and 1688.com, our international and China wholesale marketplaces since January 2017, as well as of AliExpress, our international retail marketplace. Prior to her current position, Ms. Dai was our chief customer officer from June 2014 to January 2017 and served as senior vice president of human resources and administration of Taobao and Alibaba.com as well as our deputy chief people officer and chief people officer from 2009 to 2014. She was general manager of Alibaba.com's international operations from 2007 to 2008. Prior to that, she was vice president of human resources of China Yahoo! and the first general manager of Alibaba.com's Guangzhou branch, in charge of field and telephone sales, marketing and human resources in Guangdong Province. From 2002 to 2005, Ms. Dai served as senior sales director of China TrustPass in Alibaba.com's China marketplace division. She received a bachelor's degree in engineering from Hangzhou Institute of Electrical Engineering.

Fan JIANG ( ) has served as president of Taobao since December 2017 and president of Tmall since March 2019. Prior to his current position, he had been responsible for the Taobao app since joining our company in August 2013. Previously, he founded and served as the chief executive officer of Umeng, a provider of mobile app analytics solutions for developers which we acquired. Before founding Umeng in 2010, he worked in product development at Google China. Mr. Jiang received a bachelor's degree in computer science from Fudan University.

Yvonne Yifen CHANG ( ) rejoined our company as president of Alimama in November 2018. From May 2007 to April 2009, she was our vice president of pay-for-performance, search engine and monetization. From August 2016 to November 2018, Ms. Chang was the executive vice president, Asia Pacific, of global advertising technology firm Criteo, where she oversaw operations in Australia, China, India, Japan, Singapore and South Korea. Prior to that, from December 2014 to May 2016, Ms. Chang was president of Eastern Broadcasting, one of Taiwan's largest media companies, after working at Yahoo! from 2009 to 2014, where she was vice president of advertising solutions for Asia Pacific and managing director for India and Southeast Asia. She brings more than 15 years of experience in leadership roles within the advertising technology industry. Ms. Chang received a bachelor's degree in journalism from Taiwan National Chengchi University and a master's degree in business administration from the University of Texas at Austin.

Luyuan FAN ( ) has served as president of our Digital Media & Entertainment Group since November 2018. He has been an executive director of Alibaba Pictures since January 2016, and currently serves as the chief executive officer and chairman of Alibaba Pictures. He joined Alipay in 2007, where he served in a number of senior management positions, including the president of Alipay and the president of Ant Financial's wealth management business. Mr. Fan holds an executive master's degree in business administration from Cheung Kong Graduate School of Business.

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

We believe that our partnership approach has helped us to better manage our business, with the peer nature of the partnership enabling senior managers to collaborate and override bureaucracy and hierarchy. The Alibaba Partnership currently has 38 members. The number of partners in the Alibaba Partnership is not fixed and may change from time to time due to the election of new partners, the retirement of partners and the departure of partners for other reasons.

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

  •
  continued service with Alibaba Group, our affiliates and/or certain companies with which we have a significant relationship, such as Ant Financial for not less than five years;

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

Duties of Partners

The main duty of partners in their capacity as partners is to embody and promote our mission, vision and values. We expect partners to be evangelists for our mission, vision and values, both within our organization and externally to customers, business partners and other participants in our digital economy.

Partnership Committee

The partnership committee must consist of at least five partners, including partnership committee continuity members, and is currently comprised of Jack Ma, Joe Tsai, Daniel Zhang, Lucy Peng and Eric Jing. The partnership committee is responsible for administering partner elections and allocating the relevant portion of the annual cash bonus pool for all partner members of management, with any amounts payable to partners who are our executive officers or directors or members of the partnership committee subject to approval of the compensation committee of our board of directors. Either one or two partners may be designated as partnership committee continuity partners, and Jack Ma and Joe Tsai are the initial partnership committee continuity members. Other than partnership committee continuity members, the partnership committee members serve for a term of three years and may serve multiple terms. Elections of partnership committee members are held once every three years. Partnership committee continuity members are not subject to election, and may serve until they cease to be partners, retire from the partnership committee or are unable to discharge duties as partnership committee members as a result of illness or permanent incapacity. A replacement partnership committee continuity partner is either designated by a retiring or, as the case may be, the remaining, partnership committee continuity member. Prior to each election, the partnership committee will nominate a number of partners equal to the number of partnership committee members that will serve in the next partnership committee term plus three additional nominees less the number of the serving partnership committee continuity members. Each partner votes for a number of nominees equal to the number of partnership committee members that will serve in the next partnership committee term less the number of the serving partnership committee continuity members, and all except the three nominees who receive the least votes from the partners are elected to the partnership committee.

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

Name	Age	Gender	Year Joined Alibaba Group	Current position with Alibaba Group or related/affiliated companies
Jingxian CAI ( )	42	M	2000	Senior Researcher
Li CHENG ( )	44	M	2005	Chief Technology Officer, Ant Financial
Trudy Shan DAI ( )	42	F	1999	President, Wholesale Marketplaces
Luyuan FAN ( )	45	M	2007	President, Alibaba Digital Media and Entertainment
Yongxin FANG ( )	45	M	2000	Senior Director, DingTalk
Felix Xi HU ( )	38	M	2007	Deputy Chief Technology Officer, Ant Financial
Simon Xiaoming HU ( )	49	M	2005	President, Ant Financial
Fan JIANG ( )	33	M	2013	President, Taobao and Tmall
Jane Fang JIANG ( )	45	F	1999	Deputy Chief People Officer
Jiangwei JIANG ( )	37	M	2008	Researcher
Eric Xiandong JING ( )†	46	M	2007	Chairman and Chief Executive Officer, Ant Financial
Zhenfei LIU ( )	47	M	2006	President, Amap
Jack Yun MA ( )†	54	M	1999	Executive Chairman
Xingjun NI ( )	41	M	2003	President, Alipay, Ant Financial
Lucy Lei PENG ( )†	45	F	1999	Director, Ant Financial; Chairwoman and President, Alipay China; Chairwoman, Lazada
Sabrina Yijie PENG ( )	40	F	2000	Chief Marketing Officer, Ant Financial
Xiaofeng SHAO ( )	53	M	2005	Secretary-General
Jie SONG ( )	40	F	2000	Vice President
Timothy A. STEINERT	59	M	2007	General Counsel and Secretary
Lijun SUN ( )	42	M	2002	General Manager of Social Responsibility
Judy Wenhong TONG ( )	48	F	2000	Chief People Officer
Joseph C. TSAI ( )†	55	M	1999	Executive Vice Chairman
Jian WANG ( )	56	M	2008	Chairman, Technology Steering Committee
Lei WANG ( )	39	M	2003	President, Local Services
Shuai WANG ( )	44	M	2003	Chairman, Marketing and Public Relations Committee
Winnie Jia WEN ( )	42	F	2007	Vice President, Office of the Chairman
Sophie Minzhi WU ( )	43	F	2000	Chief Customer Officer
Maggie Wei WU ( )	51	F	2007	Chief Financial Officer
Eddie Yongming WU ( )	44	M	1999	Chairman, Alibaba Health
Zeming WU ( )	38	M	2004	President, New Retail Technology
Sara Siying YU ( )	44	F	2005	Deputy General Counsel
Yongfu YU ( )	42	M	2014	Head of eWTP Investment Working Group
Sam Songbai ZENG ( )	52	M	2012	Senior Vice President, Human Resources, Ant Financial
Jeff Jianfeng ZHANG ( )	45	M	2004	Chief Technology Officer and President, Alibaba Cloud Intelligence
Daniel Yong ZHANG ( ) †	47	M	2007	Chief Executive Officer
Yu ZHANG ( )	49	F	2004	Vice President
Angel Ying ZHAO ( )	45	F	2005	Head of Alibaba Globalization Leadership Group
Jessie Junfang ZHENG ( )	45	F	2010	Chief Risk Officer and Chief Platform Governance Officer

†
Member of the partnership committee.

Bonus Pool

Our board of directors, acting on the recommendation of our compensation committee, approves an annual cash bonus pool for management of our company (which in fiscal year 2019 comprised over 360 individuals) equal to a percentage of our adjusted pre-tax operating profits. Once the annual cash bonus pool is calculated, our compensation committee will then first determine the proportion to be allocated to the non-partner members of our management. Any remaining portion will then be available for the partner members of our management. The partnership committee will determine the allocation of the relevant portion of the annual cash bonus pool for all partner members of management, with any amounts payable to partners who are our executive officers or directors or members of the partnership committee subject to approval of the compensation committee of our board of directors. We understand that a partner's level of contribution to our business and to the promoting of our mission, vision and values will be a key factor in determining his or her allocation from the bonus pool. A portion of the annual cash bonus pool that is available to the partner members of management may, upon the recommendation of the partnership committee and approval of our compensation committee, be deferred, with the allocations of deferred payment determined by the partnership committee with any amounts payable to our executive officers or directors who are partners or members of the partnership committee subject to approval of the compensation committee of our board of directors. We understand that participation in deferred distributions, other than retirement pension payments funded out of the deferred pool, is conditioned on a partner's continued employment with us, our affiliates and/or certain companies with which we have a significant relationship, such as Ant Financial.

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

Alibaba Group Equity Interest Holding Requirements for Partners

Each of the partners holds his or her equity interests in our company directly as an individual or through his or her affiliates. We have entered into share retention agreements with each partner. These agreements provide that a period of three years from the date on which a person becomes a partner, which ranges from January 2014 to January 2019 for our existing partners, we require that each partner retain at least 60% of the equity interests (including shares underlying vested and unvested awards) that he or she held on the starting date of the three-year period. Following the initial three-year holding period and for so long as he or she remains a partner, we require that the partner retain at least 40% of the equity interests (including shares underlying vested and unvested awards) that he or she held on the starting date of the initial three-year holding period. Exceptions to the holding period rules described in the share retention agreements must be approved by a majority of the independent directors.

B.  Compensation

Compensation of Directors and Executive Officers

For fiscal year 2019, we paid and accrued aggregate fees, salaries and benefits (excluding equity-based grants) of up to approximately RMB503 million (US$75 million) to our directors and executive officers as a group and granted 344,500 RSUs to our directors and executive officers.

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

  •
  2011 Equity Incentive Plan, or the 2011 Plan; and

  •
  2014 Post-IPO Equity Incentive Plan, or the 2014 Plan.

Currently, awards are only available for issuance under our 2014 Plan. If an award under the 2011 Plan terminates, expires or lapses, or is cancelled for any reason, ordinary shares subject to the award become available for the grant of a new award under the 2014 Plan. As of March 31, 2019, there were:

  •
  64,346,493 ordinary shares issuable upon vesting of outstanding RSUs;

  •
  7,104,706 ordinary shares issuable upon exercise of outstanding options; and

  •
  34,151,552 ordinary shares authorized for issuance under the 2014 Plan.

In addition, starting from April 1, 2015 and on each anniversary thereof, an additional amount equal to the lesser of 25,000,000 ordinary shares and such lesser number of ordinary shares as is determined by our board of directors will be included in the shares available for issuance of awards under our 2014 Plan.

Our equity incentive plans provide for the granting of RSUs, incentive and non-statutory options, restricted shares, dividend equivalents, share appreciation rights and share payments to any directors, employees, and consultants of ours, our affiliates and certain other companies, such as Ant Financial. RSUs and share options granted are generally subject to a four-year vesting schedule as determined by the administrator of the respective plans. Depending on the nature and the purpose of the grant, RSUs and share options in general vest 25% upon the first anniversary of the vesting commencement date for annual incentive awards or 50% upon the second anniversary of the vesting commencement date for on-hire awards, and 25% every year thereafter. Certain RSUs and options granted to our senior management members are subject to a six-year vesting schedule. We believe equity-based awards are vital to attract, motivate and retain our directors, employees and consultants, and those of certain of our affiliates and other companies, such as Ant Financial, and are the appropriate tool to align their interests with our shareholders. Accordingly, we will continue to grant equity-based awards to the employees, consultants and directors of our company, our affiliates and certain other companies as an important part of their compensation packages.

In addition, our equity incentive award agreements generally provide that, in the event of a grantee's termination for cause or violation of a non-competition undertaking, we will have the right to repurchase the shares acquired by the grantee, generally at par or the exercise price paid for the shares.

The following paragraphs summarize other key terms of our equity incentive plans.

Plan Administration

Subject to certain limitations, our equity incentive plans are generally administered by the compensation committee of the board (or a subcommittee thereof), or another committee of the board to which the board has delegated power to act; provided, that in the absence of any committee, our equity incentive plans will be administered by the board. Grants to any executive directors of the board must be approved by the disinterested directors of our board.

Types of Awards

The equity incentive plans provide for the granting of RSUs, incentive and non-statutory options, restricted shares, dividend equivalents, share appreciation rights, share payments and other rights.

Award Agreements

Generally, awards granted under the equity incentive plans are evidenced by an award agreement providing for the number of ordinary shares subject to the award, and the terms and conditions of the award, which must be consistent with the relevant plan.

Eligibility

Any employee, consultant or director of our company, our affiliates or certain other companies, such as Ant Financial, is eligible to receive grants under the equity incentive plans, but only employees of our company, our affiliates and certain other companies, such as Ant Financial, are eligible to receive incentive stock options.

Term of Awards

The term of awards granted under our equity incentive plans are generally not to exceed ten years from the date of grant.

Acceleration, Waiver and Restrictions

The administrator of our equity incentive plans has sole discretion in determining the terms and conditions of any award, any vesting acceleration or waiver of forfeiture restrictions, and any restrictions regarding any award or the ordinary shares relating thereto.

Change in Control

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

Amendment and Termination

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

Share-based Awards Held by Our Directors and Officers

The following table summarizes, the outstanding RSUs, options and other rights held as of March 31, 2019 by our directors and executive officers, as well as by their affiliates, under our equity incentive plans, as well as equity held through their investments in our Senior Management Equity Incentive Plan and Partner Capital Investment Plan.

Name	Ordinary shares underlying outstanding RSUs / options / other rights granted or subscribed	Exercise price (US$/Share)	Date of grant(5)	Date of expiration
Jack Yun MA	37,500(2)	—	January 27, 2016	January 27, 2024
	66,667(2)	—	August 10, 2016	August 10, 2024
	62,500(2)	—	May 17, 2017	May 17, 2025
	60,000(2)	—	July 24, 2018	July 24, 2026
Joseph C. TSAI	22,500(2)	—	January 27, 2016	January 27, 2024
	23,334(2)	—	August 10, 2016	August 10, 2024
	16,667(2)	—	May 17, 2017	May 17, 2025
	12,000(2)	—	July 24, 2018	July 24, 2026

Name	Ordinary shares underlying outstanding RSUs / options / other rights granted or subscribed	Exercise price (US$/Share)	Date of grant(5)	Date of expiration
Daniel Yong ZHANG	*(3)	14.50	July 26, 2013	—
	*(4)	56.00	July 2, 2014	July 2, 2022
	*(2)	—	July 2, 2014	July 2, 2022
	*(4)	87.06	May 10, 2015	May 10, 2023
	*(2)	—	May 10, 2015	May 10, 2023
	*(2)	—	January 27, 2016	January 27, 2024
	*(2)	—	March 17, 2016	March 17, 2024
	*(2)	—	August 10, 2016	August 10, 2024
	*(2)	—	May 17, 2017	May 17, 2025
	*(2)	—	July 24, 2018	July 24, 2026
J. Michael EVANS	*(4)	79.96	July 31, 2015	July 31, 2023
	*(2)	—	July 31, 2015	July 31, 2023
	*(2)	—	August 10, 2016	August 10, 2022
	*(2)	—	May 17, 2017	May 17, 2023
	*(2)	—	July 24, 2018	July 24, 2024
Eric Xiandong JING	*(3)	14.50	July 26, 2013	—
	*(2)	—	July 2, 2014	July 2, 2022
Masayoshi SON	—	—	—	—
Chee Hwa TUNG	*(2)	—	November 4, 2018	November 4, 2024
Walter Teh Ming KWAUK	*(2)	—	November 4, 2018	November 4, 2024
Jerry YANG	*(2)	—	November 4, 2018	November 4, 2024
E. Börje EKHOLM	*(2)	—	November 4, 2018	November 4, 2024
Wan Ling MARTELLO	*(2)	—	November 4, 2018	November 4, 2024
Maggie Wei WU	*(3)	14.50	July 26, 2013	—
	*(2)	—	July 2, 2014	July 2, 2022
	*(2)	—	January 27, 2016	January 27, 2024
	*(2)	—	August 10, 2016	August 10, 2024
	*(2)	—	May 17, 2017	May 17, 2025
	*(2)	—	July 24, 2018	July 24, 2026
Judy Wenhong TONG	*(3)	14.50	July 26, 2013	—
	*(2)	—	July 2, 2014	July 2, 2022
	*(2)	—	May 17, 2017	May 17, 2025
	*(2)	—	July 24, 2018	July 24, 2026
Jeff Jianfeng ZHANG	*(3)	14.50	July 26, 2013	—
	*(2)	—	July 2, 2014	July 2, 2022
	*(4)	69.54	January 27, 2016	January 27, 2024
	*(2)	—	January 27, 2016	January 27, 2024
	*(2)	—	August 10, 2016	August 10, 2024
	*(2)	—	May 17, 2017	May 17, 2025
	*(2)	—	July 24, 2018	July 24, 2026
Sophie Minzhi WU	*(3)	14.50	July 26, 2013	—
	*(2)	—	July 2, 2014	July 2, 2022
	*(2)	—	January 27, 2016	January 27, 2024
	*(2)	—	August 10, 2016	August 10, 2024
	*(2)	—	July 24, 2018	July 24, 2026

Name	Ordinary shares underlying outstanding RSUs / options / other rights granted or subscribed	Exercise price (US$/Share)	Date of grant(5)	Date of expiration
Timothy A. STEINERT	*(1)	5.00	November 12, 2010	—
	*(3)	14.50	July 26, 2013	—
	*(2)	—	July 2, 2014	July 2, 2022
	*(2)	—	January 27, 2016	January 27, 2024
	*(2)	—	August 10, 2016	August 10, 2024
	*(2)	—	May 17, 2017	May 17, 2025
	*(2)	—	July 24, 2018	July 24, 2026
Jessie Junfang ZHENG	*(2)	—	August 21, 2015	August 21, 2021
	*(3)	23.00	May 23, 2016	May 23, 2027
	*(2)	—	August 10, 2016	August 10, 2024
	*(2)	—	May 17, 2017	May 17, 2025
	*(2)	—	July 24, 2018	July 24, 2026
Chris Pen-hung TUNG	*(4)	67.28	February 21, 2016	February 21, 2022
	*(2)	—	February 21, 2016	February 21, 2022
	*(2)	—	May 17, 2017	May 17, 2023
	*(2)	—	July 14, 2018	July 24, 2024
Trudy Shan DAI	*(3)	14.50	July 26, 2013	—
	*(2)	—	July 2, 2014	July 2, 2022
	*(2)	—	January 27, 2016	January 27, 2024
	*(2)	—	August 10, 2016	August 10, 2024
	*(2)	—	May 17, 2017	May 17, 2025
	*(2)	—	July 24, 2018	July 24, 2026
Fan JIANG	*(2)	—	August 21, 2015	August 21, 2021
	*(2)	—	May 16, 2016	May 16, 2022
	*(2)	—	May 22, 2017	May 22, 2023
	*(2)	—	October 1, 2017	October 1, 2023
	*(2)	—	July 24, 2018	July 24, 2024
Luyuan FAN	*(3)	14.50	July 26, 2013	—
	*(2)	—	July 2, 2014	July 2, 2022
	*(2)	—	July 30, 2018	July 30, 2026
Yvonne Yifen CHANG	*(2)	—	December 8, 2018	December 8, 2024

*
The RSUs, options and other rights to acquire ordinary shares in aggregate held by each of these directors and executive officers and their affiliates represent less than 1% of our total outstanding shares.

(1)
Represents rights under the Senior Management Equity Incentive Plan subscribed for at a subscription price of US$0.50 per preference share in 2010.

(2)
Represents RSUs.

(3)
Represents rights under the Partner Capital Investment Plan. See note 8(c) to our audited consolidated financial statements included elsewhere in this annual report for further information.

(4)
Represents options.

(5)
Date of grant represents the original grant date of the RSUs, options and other rights held by the respective director or executive officer. RSUs and options granted prior to the adoption of our 2014 Plan that are not held by a U.S. resident were cancelled and replaced with a new grant under the terms of the 2014 Plan (as described herein) with terms and conditions that are substantially similar to those that applied to the cancelled awards.

C.  Board Practices, Nomination and Terms of Directors

Pursuant to our articles of association, our board of directors is classified into three classes of directors designated as Group I, Group II and Group III, each generally serving a three-year term unless earlier removed. The Group I directors currently consist of Joe Tsai, Michael Evans, Eric Jing and Börje Ekholm; the Group II directors currently consist of Daniel Zhang, Chee Hwa Tung, Jerry Yang and Wan Ling Martello; and the Group III directors currently consist of Jack Ma, Masayoshi Son and Walter Kwauk. The terms of office of the current Group I, Group II and Group III directors will expire, respectively, at our 2021 annual general meeting, 2019 annual general meeting and 2020 annual general meeting. Unless otherwise determined by the shareholders in a general meeting, our board will consist of not less than nine directors for so long as SoftBank has a director nomination right. The Alibaba Partnership has the exclusive right to nominate up to a simple majority of our board of directors, and SoftBank has the right to nominate one director for so long as SoftBank owns at least 15% of our outstanding shares. If at any time our board of directors consists of less than a simple majority of directors nominated or appointed by the Alibaba Partnership for any reason, including because a director previously nominated by the Alibaba Partnership ceases to be a member of our board of directors or because the Alibaba Partnership had previously not exercised its right to nominate or appoint a simple majority of our board of directors, the Alibaba Partnership shall be entitled (in its sole discretion) to appoint such number of additional directors to the board as necessary to ensure that the directors nominated or appointed by the Alibaba Partnership comprise a simple majority of our board of directors. The remaining members of the board of directors will be nominated by the nominating and corporate governance committee of the board. Director nominees will be elected by the simple majority vote of shareholders at our annual general meeting.

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

Duties of Directors

Under Cayman Islands law, all of our directors owe us fiduciary duties, including a duty of loyalty, a duty to act honestly and a duty to act in good faith and in a manner they believe to be in our best interests. Our directors also have a duty to exercise the skill they actually possess and the care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our articles of association, as amended and restated from time to time. We have the right to seek damages if a duty owed by any of our directors is breached.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. Our corporate governance guidelines provide that a majority of the members of our compensation committee and nominating and corporate governance committee will be independent directors within the meaning of Section 303A of the New York Stock Exchange Listed Company Manual. All members of our audit committee are independent within the meaning of Section 303A of the New York Stock Exchange Listed Company Manual and meet the criteria for independence set forth in Rule 10A-3 of the Exchange Act.

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

  •
  administering our equity-based compensation plans in accordance with the terms thereof; and

  •
  carrying out other matters that are specifically delegated to the compensation committee by our board of directors from time to time.

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

D.  Employees

As of March 31, 2017, 2018 and 2019, we had a total of 50,097, 66,421 and 101,958 full-time employees, respectively. The increase in our employees was primarily due to our recent acquisitions and consolidation of certain businesses, as well as our organic business growth. A substantial majority of our employees are based in China.

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

ITEM 7    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  Major Shareholders

The following table sets forth information with respect to beneficial ownership of our ordinary shares as of June 3, 2019, except otherwise noted, by:

  •
  each of our directors and executive officers;

  •
  our directors and executive officers as a group; and

  •
  each person known to us to beneficially own 5% or more of our ordinary shares.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC and includes the power to direct the voting or the disposition of the securities or to receive the economic benefit of the ownership of the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares underlying the ADSs held by the person, as well as shares that the person has the right to acquire within 60 days of this annual report, including through the vesting of RSUs and the exercise of any option or other right. These shares, however, are not included in the computation of the percentage ownership of any other person. The calculations of percentage ownership in the table below are based on 2,603,531,693 ordinary shares outstanding as of June 3, 2019.

Name	Ordinary shares beneficially owned	Percent
Directors and Executive Officers:
Jack Yun MA(1)	161,861,406	6.2%
Joseph C. TSAI(2)	56,202,810	2.2%
Daniel Yong ZHANG	*	*
J. Michael EVANS	*	*
Eric Xiandong JING	*	*
Masayoshi SON	—	—
Chee Hwa TUNG	*	*
Walter Teh Ming KWAUK	*	*
Jerry YANG	*	*
E. Börje EKHOLM	*	*
Wan Ling MARTELLO	*	*
Maggie Wei WU	*	*
Judy Wenhong TONG	*	*
Jeff Jianfeng ZHANG	*	*
Sophie Minzhi WU	*	*
Timothy A. STEINERT	*	*
Jessie Junfang ZHENG	*	*
Chris Pen-hung TUNG	*	*
Trudy Shan DAI	*	*
Fan JIANG	*	*
Yvonne Yifen CHANG	*	*
Luyuan FAN	*	*
All directors and executive officers as a group Greater than 5% Beneficial Owners:	241,259,070	9.3%
SoftBank(3)	673,758,371	25.9%
Altaba(4)	244,790,000	9.4%

Notes:

*
This person beneficially owns less than 1% of our outstanding ordinary shares.

(1)
Represents (i) 395,000 ordinary shares held directly by Jack Ma, (ii) 35,000,000 ordinary shares held by APN Ltd., a Cayman Islands company with its registered address at Fourth Floor, One Capital Place, P.O. Box 847, Grand Cayman, KY1-1103,

  Cayman Islands, in which Jack holds a 70% equity interest, which ordinary shares, together with Jack's equity interest in APN Ltd., have been pledged to us to support certain obligations under the 2014 SAPA, (iii) 11,648,921 ordinary shares held by Yun Capital Limited, a British Virgin Islands company with its registered address at Woodbourne Hall, Road Town, Tortola, British Virgin Islands, which has granted Jack a revocable proxy over these shares and which is wholly-owned by The Jack Ma Philanthropic Foundation, (iv) 11,648,921 ordinary shares held by Ying Capital Limited, a British Virgin Islands company with its registered address at Woodbourne Hall, Road Town, Tortola, British Virgin Islands, which has granted Jack a revocable proxy over these shares and which is wholly owned by The Jack Ma Philanthropic Foundation, (v) 52,367,988 ordinary shares held by JC Properties Limited, a British Virgin Islands company with its registered address at Woodburne Hall, Road Town Tortola, British Virgin Islands, which is wholly-owned by a trust the beneficiaries of which are Jack and his family and (vi) 50,800,576 ordinary shares held by JSP Investment Limited, a British Virgin Islands company with the address of P.O. Box 916, Woodbourne Hall, Road Town, Tortola, British Virgin Islands, which is wholly-owned by a trust the beneficiaries of which are Jack's family. Excludes shares held by SoftBank representing SoftBank's share ownership in excess of 30% of our outstanding ordinary shares as of the most recent record date with respect to any shareholders action and up to 121,500,000 ordinary shares held by Altaba, over which Jack and Joe will share voting power pursuant to the voting agreement that we, Jack, Joe, SoftBank and Altaba entered into as described in "Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Transactions and Agreements with Altaba and SoftBank — Voting Agreement." Jack has historically voted the ordinary shares held by the family trusts and he is deemed a beneficial owner of the ordinary shares held by the family trusts. Jack does not have any pecuniary interests in the 23,297,842 ordinary shares held by Yun Capital Limited and Ying Capital Limited. Jack's business address is 969 West Yi Road, Yu Hang District, Hangzhou 311121, the People's Republic of China.

(2)
Represents (i) 1,624,130 ordinary shares held directly by Joe Tsai, (ii) 15,000,000 ordinary shares held by APN Ltd., in which Joe holds a 30% equity interest and serves as a director, which ordinary shares, together with Joe's equity interest in APN Ltd., have been pledged to us to support certain obligations under the 2014 SAPA, (iii) 5,982,293 ordinary shares held by Joe and Clara Tsai Foundation Limited, a company incorporated under the law of the Island of Guernsey with its registered address at Helvetia Court, South Esplanade, St. Peter Port, Guernsey GY1 4EE, that has granted Joe a revocable proxy over these shares and which is wholly-owned by Joe and Clara Tsai Foundation, (iv) 19,473,209 ordinary shares held by Parufam Limited, a Bahamas corporation with its registered address at Suite 200B, 2nd Floor, Centre of Commerce, One Bay Street, P.O. Box N-3944, Nassau, Bahamas, and over which, Joe, as a director of Parufam Limited, has been delegated sole voting and disposition power and (v) 14,123,178 ordinary shares held by PMH Holding Limited, a British Virgin Islands corporation with its registered address at Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands, and over which, Joe, as sole director of PMH Holding Limited, has voting and dispositive power. Excludes shares held by SoftBank representing SoftBank's share ownership in excess of 30% of our outstanding ordinary shares as of the most recent record date with respect to any shareholders action and up to 121,500,000 ordinary shares held by Altaba, over which Joe and Jack will share voting power pursuant to the voting agreement that we, Jack, Joe, SoftBank and Altaba have entered into as described in "Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Transactions and Agreements with Altaba and SoftBank — Voting Agreement." Joe does not have any pecuniary interests in the 5,982,293 ordinary shares held by Joe and Clara Tsai Foundation Limited. Joe's business address is c/o Alibaba Group Services Limited, 26/F Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong S.A.R.

(3)
Represents (i) 490,934,571 ordinary shares owned by SoftBank Group Corp. with its registered office at 1-9-1 Higashi-Shimbashi Minato-ku, Tokyo 105-7303, Japan, (ii) 12,823,800 ordinary shares owned by West Raptor Holdings, LLC with its registered office at 251 Little Falls Drive, Wilmington, New Castle County, DE 19808, and (iii) 170,000,000 ordinary shares owned by Skywalk Finance GK with its registered office at 1-9-1, Higashi-Shimbashi, Minato-ku, Tokyo, Japan.

(4)
Based on information published by Altaba on its website as of May 31, 2019. Represents ordinary shares and ADSs held directly and indirectly by Altaba Inc. with its registered office at 140 East 45th Street, 15th Floor, New York, NY 10017, the United States. On May 15, 2019, Altaba announced that it intends to commence sales of our ADSs on May 20, 2019. Altaba stated that it intends to sell no more than 50% of the Company's ordinary shares it holds prior to receiving stockholder approval of its previously announced plan to liquidate and dissolve the Altaba entity pursuant to voluntary liquidation and dissolution. Altaba's stockholder meeting to vote on the plan is scheduled to be held on June 27, 2019. In addition, Altaba expects to file its certificate of dissolution during the third or fourth quarter of 2019, although this filing may be delayed by Altaba's board in its sole discretion. Altaba stated that it intends to sell all of its shares in us if the plan is approved at the stockholder meeting, although Altaba has stated that the timing and method of sales, and other related transaction considerations will be determined at its discretion, and the plan is subject to change based on prevailing market conditions and other factors. See "Item 3. Key Information — D. Risk Factors — Risks Related to Our ADSs — Substantial future sales or perceived potential sales of our ADSs, ordinary shares or other equity or equity-linked securities in the public market could cause the price of our ADSs to decline significantly."

We have one class of ordinary shares, and each holder of our ordinary shares is entitled to one vote per share.

As of June 3, 2019, 2,603,531,693 of our ordinary shares were outstanding. To our knowledge, 1,718,093,609 ordinary shares, representing approximately 66% of our total outstanding shares, were held by 204 record shareholders with registered addresses in the United States, including brokers and banks that hold securities in street name on behalf of their customers. We are not aware of any arrangement that may at a subsequent date, result in a change of control of our company.

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

We have also adopted a related party transaction policy to which all of our directors, senior management and other key management personnel, all close family members (as defined in the policy) of the foregoing individuals, Ant Financial and its subsidiaries as well as the Alibaba Partnership and certain other related entities are subject. Related party transactions defined under this policy, as required by Form 20-F, include transactions with our directors, senior management and major shareholders and their affiliates, as well as transactions with parties that do not pose risks of conflicts of interest, such as transactions with our investee companies that are not otherwise affiliated with any of the foregoing individuals. This policy is intended to supplement the procedures set forth in our code of business conduct and our other corporate governance policies and does not exempt any person from more restrictive provisions that may exist in our existing procedures and policies.

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

Summary of Major Related Party Transactions

As disclosed in greater details in the following paragraphs, the table below summarizes the major related party transactions in fiscal years 2017, 2018 and 2019.

Related Party	Transaction Description
SoftBank

•

Voting agreement among us, Jack Ma, Joe Tsai, SoftBank and Altaba which, among others, provides that SoftBank, Altaba, Jack Ma and Joe Tsai will vote their shares in favor of the Alibaba Partnership director nominees, and provides SoftBank with the right to nominate a director

• Various investments involving SoftBank
Altaba

•

Voting agreement among us, Jack Ma, Joe Tsai, SoftBank and Altaba which, among others, provides that SoftBank, Altaba, Jack Ma and Joe Tsai will vote their shares in favor of the Alibaba Partnership director nominees, and provides SoftBank with the right to nominate a director

Ant Financial and its affiliates	• Alipay provides payment and escrow services to us
• 2014 SAPA, which was amended in 2018 and provides a series of transactions, including our acquisition of an equity interest in Ant Financial

•

2014 IPLA, which was subsequently amended in 2018 and provides that we and our subsidiaries license to Ant Financial and/or its subsidiaries certain intellectual property rights and provide various software technology services, and Ant Financial pays us profit share payments

•

We, Ant Financial, our controlled affiliates and certain other affiliates, contribute all data collected or generated (subject to applicable law, industry rules and contractual requirements) to a data platform that we operate and maintain, and to which all of the full data sharing participants will have access

•

We and Ant Financial cooperate with each other with respect to the enforcement of each other's rights and the provision of certain financial services to our customers and merchants in connection with the SME loan business

• We granted Ant Financial a license for it to continue to use certain trademarks and domain names
• We and Ant Financial provide certain administrative and support services to each other and our respective affiliates
• We and Ant Financial provide various other services to each other
• Various investments involving Ant Financial

•

We have awarded RSUs and granted options to acquire our ordinary shares to employees of Ant Financial and its subsidiaries; Junhan, a major equity holder of Ant Financial, has granted to our employees certain share-based awards that are similar to share appreciation awards linked to the valuation of Ant Financial; Ant Financial, through a wholly-owned subsidiary, has granted certain RSU awards to our employees

Related Party	Transaction Description
Alibaba Pictures	• We subscribed for newly issued ordinary shares of Alibaba Pictures and it became our consolidated subsidiary
Jack Ma, Joe Tsai, and J. Michael Evans	• We agreed to assume the cost of maintenance, crew and operation of the personal aircrafts of these directors and officers where the cost is allocated for business purposes
Investment funds affiliated with Jack Ma	• Various investments involving the Yunfeng Funds, investment funds affiliated with Jack Ma
Jack Ma	• Made certain commitments to us relating to his interest in Ant Financial, the Yunfeng Funds and other entities

•

In connection with strengthening our strategic cooperation with Wasu, we entered into financing arrangements with a limited partner of a PRC limited partnership that invested in Wasu. A company controlled by Jack Ma serves as one of the general partners of the PRC limited partnership.

Cainiao Network	Before Cainiao Network became our consolidated subsidiary in October 2017,
• Cainiao Network provided logistics services to us
• We provided Cainiao Network with various administrative and support services
Weibo	• Weibo provides us with certain marketing services
• We provide Weibo with certain cloud computing services
Investees	• We have commercial arrangements with certain of our investees and other related parties to provide and receive certain marketing, logistics, traffic acquisition, cloud computing and other services
• We extended loans to certain of our investees
• We have made co-investments with certain of our investees
Variable interest entities and variable interest entity equity holders	• We operate certain of our businesses in China through contractual arrangements between our wholly-owned entities, our variable interest entities and variable interest entity equity holders
Directors and executive officers	• We entered into indemnification agreements with our directors and executive officers
• We entered into employment agreements with our directors and executive officers
• We grant equity incentive awards to our directors and executive officers

The following table summarizes the services fees paid to certain related parties in fiscal years 2017, 2018 and 2019.

		Year Ended March 31,
Related Party	Transaction	2017	2018	2019
		RMB	RMB	RMB		US$
		(in millions)
Ant Financial and its affiliates	Payment processing and escrow services fee	5,487	6,295	8,252		1,230
	Administrative and support services	15	84	80		12
	Marketing support services in connection with membership management and other services	937	1,810	1,248		186
Cainiao Network	Logistics service fee	4,444	3,437	N/A	(1)	N/A	(1)
Weibo	Marketing service fee	340	615	624		93

Note:

(1)
In October 2017, our equity interest in Cainiao Network increased to approximately 51% and it became one of our consolidated subsidiaries.

Certain of our investees have entered into commercial arrangements with us in connection with certain logistics services they provide to Cainiao Network and our other businesses. In fiscal year 2019, we incurred costs and expenses of RMB12,933 million (US$1,927 million) for these logistics services, accounting for 4.2% of our costs and expenses in fiscal year 2019.

Other than the foregoing, the aggregate service fees we paid to other related parties accounted for less than 1% of total cost and expenses in each of fiscal years 2017, 2018 and 2019.

The following table summarizes the services fees received from related parties in fiscal year 2017, 2018 and 2019.

		Year Ended March 31,
Related Party	Transaction	2017	2018	2019
		RMB	RMB	RMB		US$
		(in millions)
Ant Financial	Software technology services fee and license fee	2,086	3,444	517		77
	Reimbursement payment for software technology services fee	245	37	106		16
Ant Financial and its affiliates	Annual fee for SME loan business	847	956	954		142
	Administrative and support services	531	676	1,017		152
	Cloud computing services fee	264	482	761		113
	Marketplace software technology services fee	409	497	591		88
	Others	90	524	898		134
	Reimbursement payment for RSUs and options(1)	54	5	—		—
Cainiao Network	Administrative and support service fee	152	123	N/A	(2)	N/A	(2)
Weibo	Cloud computing service fee	105	223	304		45

Note:

(1)
We entered into agreements with Ant Financial under which we will receive reimbursements for RSUs and options relating to our ordinary shares granted to the employees of Ant Financial and its subsidiaries during the period from December 14, 2011 to March 31, 2014. Grants of RSUs and options made subsequent to March 31, 2014 are not subject to these reimbursement arrangements. See "— Agreements and Transactions Related to Ant Financial and Its Subsidiaries — Equity-based Award Arrangements."

(2)
In October 2017, our equity interest in Cainiao Network increased to approximately 51% and it became one of our consolidated subsidiaries.

Other than the related party transactions summarized above, the aggregate payments we received from other related parties accounted for less than 1% of total revenue in each of the fiscal years 2017, 2018 and 2019.

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

  •
  vote its shares in favor of the election of the Alibaba Partnership's director nominees at each annual general shareholders meeting until SoftBank's shareholding declines below 15% of our outstanding shares, and

  •
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

  •
  vote its shares in favor of the election of all of the Alibaba Partnership's director nominees and the SoftBank director nominee, if so standing for election, at each annual general shareholders meeting until SoftBank's shareholding declines below 15% of our outstanding shares, and

  •
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

SoftBank's and Altaba's proxy obligations described in the second sub-bullet under each of the first and third bullets above, respectively, shall (a) not apply in respect of any proposal submitted to our shareholders that may result in an issuance of shares or other equity interests of us, including securities exchangeable or convertible into shares, that would increase the amount of our then-outstanding shares by 3% or more and (b) terminate when Jack owns less than 1% of our outstanding shares on a fully diluted basis or if we materially breach the voting agreement.

Investments Involving SoftBank

We have invested in businesses in which SoftBank or one or more of its affiliates is a shareholder or co-invested with SoftBank or one or more of its affiliates in other businesses. SoftBank has also invested in businesses in which we or our controlled entities are shareholders. For instance, in April 2017, SoftBank participated in a new round of equity financing completed by Didi Chuxing, in which we hold an equity interest. In September 2017, we sold a portion of our investment in Didi Chuxing to SoftBank for cash consideration of US$639 million. In December 2018, an investment fund affiliated with SoftBank agreed to acquire a minority equity interest in our local services holding company. We may continue to co-invest with SoftBank, invest in businesses in which SoftBank is already an existing investor, and may also bring SoftBank as an investor into our new businesses or businesses in which we are an existing investor.

Agreements and Transactions Related to Ant Financial and Its Subsidiaries

Ownership of Ant Financial and Alipay

We originally established Alipay in December 2004 to operate our payment services business. In June 2010, the PBOC issued new regulations that required non-bank payment companies to obtain a license in order to operate in China. These regulations provided specific guidelines for license applications only for domestic PRC-owned entities. These regulations stipulated that, in order for any foreign-invested payment company to obtain a license, the scope of business, the qualifications of any foreign investor and any level of foreign ownership would be subject to future regulations to be issued, which in addition would require approval by the PRC State Council. Furthermore, the regulations required that any payment company that failed to obtain a license must cease operations by September 1, 2011. Although Alipay was prepared to submit its license application in early 2011, at that time the PBOC had not issued any guidelines applicable to license applications for foreign-invested payment companies. In light of the uncertainties relating to the license qualification and application process for a foreign-invested payment company, our management determined that it was necessary to restructure Alipay as a company wholly-owned by PRC citizens in order to avail Alipay of the specific licensing guidelines applicable only to domestic PRC-owned entities. Accordingly, we divested all of our interest in and control over Alipay in 2011, which resulted in deconsolidation of Alipay from our financial statements. This action enabled Alipay to obtain a payment business license in May 2011 without delay and without any detrimental impact to our China retail marketplaces or to Alipay.

Following the divestment of our interest in and control over Alipay, effective in the first calendar quarter of 2011, the ownership structure of Alipay's parent entity, Ant Financial, was changed so that Jack Ma held a substantial majority of the equity ownership interest in Ant Financial. The ownership structure of Ant Financial has subsequently been further restructured. Ant Financial has also completed several rounds of equity financing. On February 1, 2018, pursuant to the 2014 SAPA, we agreed to acquire a 33% equity interest in Ant Financial through an onshore PRC subsidiary and terminate the profit share payments that we currently receive from Ant Financial, subject to the receipt of the necessary PRC regulatory approvals and the satisfaction of other conditions set forth in the 2018 SAPA. As of the date of this annual report, approximately 40% of Ant Financial's equity interest is held by Junhan, approximately 30% of its equity interest is held by Junao and approximately 25% of its equity interest is held by other shareholders.

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

The fees that we pay Alipay are based on fee rates and actual payment volumes processed on our marketplaces. The fee rates reflect, among other things, Alipay's bank-processing costs and operating costs allocable to the services provided to us, and accordingly are subject to adjustment on an annual basis to the extent these costs increase or decline. In connection with the 2014 restructuring, the Alipay commercial agreement was amended to provide that a special independent committee formed by our independent directors and the director designated by SoftBank, or the Independent Committee, must approve the fee rates in advance on an annual basis. The fee rates for the immediately preceding year remain in effect until such time as the annual approval by the Independent Committee has been obtained. In fiscal years 2017, 2018 and 2019, service fees in connection with the payment services provided by Alipay amounted to RMB5,487 million, RMB6,295 million and RMB8,252 million (US$1,230 million), respectively, under this agreement. The Alipay commercial agreement has an initial term of 50 years, and is automatically renewable for further periods of 50 years, subject to our right to terminate at any time upon one year's prior written notice. If the Alipay commercial agreement is required by applicable regulatory authorities, including under stock exchange listing rules, to be modified in certain circumstances, a one-time payment may be payable to us by Ant Financial to compensate us for the impact of the adjustment. Certain conforming amendments were made to the Alipay commercial agreement as part of the 2018 amendments to our agreements with Ant Financial and Alipay described below.

  2014 Restructuring of Our Relationship with Ant Financial and Alipay and 2018 Amendments

On August 12, 2014, we entered into a share and asset purchase agreement, or the 2014 SAPA, and entered into or amended certain ancillary agreements including an amendment and restatement of the 2011 IPLA, or the 2014 IPLA. Pursuant to these agreements, we restructured our relationships with Ant Financial and Alipay and terminated the 2011 framework agreement. On February 1, 2018, we amended both the 2014 SAPA, the amended version of which we refer to as the 2018 SAPA, and the Alipay commercial agreement, and agreed with Ant Financial and certain other parties on forms of certain ancillary agreements, including an amendment and restatement of the 2014 IPLA, or the 2018 IPLA. The 2018 amendments were entered into to facilitate our planned acquisition of a 33% equity interest in Ant Financial, and the forms of certain ancillary agreements will be entered into and/or become effective upon the closing of our acquisition of this equity interest.

Apart from the amended provisions described below, the key terms of our agreements with Ant Financial and Alipay from the 2014 Restructuring remain substantially unchanged.

  2014 Share and Asset Purchase Agreement

  Sale of SME Loan Business and Certain Other Assets

Pursuant to the 2014 SAPA, we agreed to sell certain securities and assets primarily relating to our SME loan business and other related services to Ant Financial. The sale was completed in February 2015. In addition, pursuant to software system use and service agreements relating to the know-how and related intellectual property that we agreed to sell together with the SME loan business and related services, we will receive annual fees for a term of seven years. These fees, which are recognized as other revenue, are determined as follows: for calendar years 2015 to 2017, the entities operating the SME loan business paid an annual fee equal to 2.5% of the average daily balance of the SME loans provided by these entities, and in calendar years 2018 to 2021, these entities will pay an annual fee equal to the amount of the fees paid in calendar year 2017. In fiscal years 2017, 2018 and 2019, the annual fees we received from Ant Financial and its affiliates in connection with the SME loan business amounted to RMB847 million, RMB956 million and RMB954 million (US$142 million), respectively.

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

Under the 2014 SAPA and the 2018 SAPA, the consideration we are required to pay to acquire the 33% equity interest in Ant Financial will be fully funded by payments from Ant Financial and its subsidiaries to us in consideration for certain intellectual property and assets that we will transfer upon the issuance of the equity interest. Ant Financial may elect to defer certain offshore transfer payments, in which case our obligations to pay corresponding consideration for the equity issuance will also be deferred. If we have made all our outstanding equity issuance consideration payments at a time when Ant Financial has not made all corresponding transfer payments to us, for example to facilitate an Ant Financial or Alipay qualified IPO process, Ant Financial or its relevant subsidiaries will issue interest-bearing promissory notes to our transferor entities in respect of the transfer payments unpaid at that time. In any event, Ant Financial must complete all outstanding transfer payments to us, or settle all related promissory notes, by the earlier of (i) the first anniversary of an Ant Financial IPO meeting certain minimum criteria for a qualified IPO set forth in the 2018 SAPA, and (ii) the fifth anniversary of the issuance of the equity interest.

As a condition to these transfers, upon the issuance of the equity interest we will enter into a cross license agreement with Ant Financial providing for a license of certain patents and software by Ant Financial to us (ensuring our continued right to use those transferred patents and software), and by us to Ant Financial. The large majority of the intellectual property and assets to be transferred as part of these arrangements was previously planned to be transferred to Ant Financial pursuant to the 2014 SAPA.

Upon the issuance of the equity interest, we will enter into the 2018 IPLA and the profit share payments under the 2014 IPLA will automatically terminate. For more information, see "Alipay Intellectual Property License and Software Technology Services Agreement" below.

  Removal of Liquidity Event Payment Obligation

Under the 2014 SAPA, in the event of a qualified IPO of Ant Financial or Alipay, if we had not acquired equity interest in Ant Financial prior to the closing of such IPO, we were entitled, at our election, to receive a one-time liquidity event payment equal to 37.5% of the equity value, immediately prior to the qualified IPO, of Ant Financial as a whole. If we had acquired the equity interest in Ant Financial, but in an aggregate amount less than 33%, the percentage of Ant Financial's equity value used to calculate this liquidity event payment would be adjusted proportionately.

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

The 2018 SAPA no longer provides for this liquidity event payment, as we have agreed to acquire the entire 33% equity interest in Ant Financial upon the equity issuance. If the equity issuance does not take place, the 2014 SAPA and the liquidity event payment obligation will be restored, as discussed below under "— Regulatory Unwind and Long-Stop Date" below.

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

  Regulatory Unwind and Long-Stop Date

The 2018 SAPA provides that, if a relevant governmental authority prohibits us from owning all or a portion of our equity interest in Ant Financial after the equity issuance has occurred through enactment of a law, rule or regulation, or explicitly requires Ant Financial to redeem this equity interest, and the prohibition or request is not subject to appeal and cannot otherwise be resolved, then to the extent necessary, Ant Financial will redeem the equity interest; the related intellectual property and asset transfers, and ancillary transactions under the 2018 SAPA will be unwound; and the terms of the 2014 SAPA, the 2014 IPLA, and other related agreements will be restored, including the prior profit share payments and liquidity event payment terms discussed above. If there is a partial unwind where we retain a portion of our equity interest in Ant Financial, but less than the full 33%, then pursuant to the terms of the 2014 SAPA and the 2014 IPLA, the prior profit share payment arrangement and liquidity event payment amount will be proportionately reduced based on the amount of equity interest retained by us.

Similarly, if a governmental authority prohibits the equity issuance through enactment of a law, rule or regulation, and the prohibition is not subject to appeal and cannot otherwise be resolved, or if the equity issuance has not occurred by the first anniversary of our establishment of a PRC subsidiary to acquire the relevant equity interest, which time period may be extended in certain circumstances, then the 2018 SAPA and related agreements will terminate, and the 2014 SAPA and other related agreements will come back into effect.

  Pre-emptive Rights

As was the case under the 2014 SAPA, under the 2018 SAPA, following our receipt of equity interest in Ant Financial, we will have pre-emptive rights to participate in other issuances of equity securities by Ant Financial and certain of its affiliates prior to the time of a qualified IPO of Ant Financial. These pre-emptive rights entitle us to maintain the equity ownership percentage we held in Ant Financial immediately prior to any such issuances. In connection with our exercise of our pre-emptive rights we are also entitled to receive certain payments from Ant Financial, effectively funding our subscription for these additional equity interests, up to a value of US$1.5 billion, subject to certain adjustments, or the pre-emptive rights funded payments. In addition to these pre-emptive rights and the pre-emptive rights funded payments, under the 2018 SAPA, in certain circumstances we are permitted to exercise pre-emptive rights through an alternative arrangement that will further protect us from dilution.

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

  Corporate Governance Provisions

As was the case under the 2014 SAPA, the 2018 SAPA provides that we and Ant Financial will recommend one independent nominee who Ant Financial will nominate as a member of its board, and Jack Ma, Joe Tsai (as long as he holds any equity interest in Ant Financial), Junhan and Junao will agree to vote the equity interests in Ant Financial controlled by them in favor of the nomination. If this independent director resigns or the director's seat otherwise becomes vacant, so long as SoftBank owns at least 20% of our outstanding ordinary shares, and certain other conditions are satisfied, SoftBank and Jack, acting jointly, will select on our behalf the individual to be designated as a replacement director, subject to the approval of the Independent Committee. This Independent Committee, which was formed pursuant to the 2014 SAPA, is required to approve certain actions that we may take in connection with the 2018 SAPA and related agreements.

Under the 2018 SAPA, upon the issuance of the equity interest, in addition to the Ant Financial independent director discussed above, we will have the right to nominate two of our officers or employees for election to the board of Ant Financial. In each case, these director nomination rights will continue unless required to be terminated by applicable laws and regulations or listing rules in connection with an Ant Financial qualified IPO process or we cease to own a certain amount of our post-issuance equity interests in Ant Financial.

  Additional Alibaba Rights

In addition to the rights discussed above, the 2014 SAPA provided us with certain other rights with respect to Ant Financial. These included, among others:

  •
  customary information rights;

  •
  approval rights over certain Ant Financial or Alipay actions; and

  •
  rights to ensure our ability to participate in any qualified IPO of Ant Financial.

Except as otherwise discussed "— Termination of Alibaba Rights" below, these rights have been substantially retained in the 2018 SAPA. Following the equity issuance, the 2018 SAPA will also provide the Independent Committee with new approval rights over:

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

In connection with the 2018 SAPA, we also agreed on the form of the 2018 IPLA, which we will enter into upon the issuance of the equity interest, agreed to certain revisions to the previously-agreed form of cross license agreement, and agreed on new forms of various intellectual property transfer agreements to be entered into in connection with, and to implement, the contemplated intellectual property and asset transfers described in "— Planned Issuance of Equity Interest" above.

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

The 2014 IPLA will terminate, and the remainder (if any) of the intellectual property exclusively related to the business of Ant Financial will be transferred to Ant Financial after the termination of the 2014 IPLA, (i) after our total equity interest ownership in Ant Financial has reached the full 33%, when either the full payment of all pre-emptive rights funded payments under the 2014 SAPA is completed or a qualified IPO of Ant Financial or Alipay occurs; (ii) after a qualified IPO of Ant Financial or Alipay has occurred, when our total equity interest ownership in Ant Financial reaches the full 33%; (iii) if and when the liquidity event payment as described above under "— Share and Asset Purchase Agreement — Removal of Liquidity Event Payment Obligation" becomes payable or (iv) as required by the relevant stock exchange or securities authority in order to obtain approval for a qualified IPO of either Ant Financial or Alipay. However, as discussed above, we expect the 2014 IPLA to be amended and restated upon the closing of our planned acquisition of a 33% equity interest in Ant Financial, in which case the termination provisions described in "2018 IPLA" below will apply instead.

In fiscal years 2017, 2018 and 2019, under the 2014 IPLA, we recognized royalty and software technology services fees, net of costs incurred by our company, amounting to RMB2,086 million, RMB3,444 million and RMB517 million (US$77 million), respectively, as other income, and the relevant expense reimbursement amounted to RMB245 million, RMB37 million and RMB106 million (US$16 million), respectively, over the same periods.

  2018 IPLA

Pursuant to the 2018 SAPA, we, Ant Financial and Alipay agreed to enter into the 2018 IPLA upon the closing of our planned acquisition of a 33% equity interest in Ant Financial, at which time we will also transfer certain intellectual property and assets to Ant Financial and its subsidiaries and the current arrangement of profit share payments will immediately terminate, as described in "— 2014 Share and Asset Purchase Agreement — Planned Issuance of Equity Interest" above.

While the current profit share payments will be terminated under the 2018 IPLA, Ant Financial may in certain circumstances continue to make certain royalty payments to us (as agreed to by Ant Financial and the Independent Committee), which may be used as pre-emptive rights funded payments under the 2018 SAPA, as described in "— 2014 Share and Asset Purchase Agreement — Pre-emptive Rights" above.

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

  •
  the closing of a qualified IPO of Ant Financial or Alipay; and

  •
  our transfer to Ant Financial of any remaining intellectual property we own that is exclusively related to the business of Ant Financial.

  Data Sharing Agreement

We and Ant Financial have entered into a data sharing agreement dated August 12, 2014.

Pursuant to the data sharing agreement, we, Ant Financial, our controlled affiliates and certain other affiliates, which we refer to hereinafter as full data sharing participants, will contribute all data collected or generated as a result of the use by users of our or their respective products or services (subject to applicable law, industry rules and contractual requirements) to a data platform that we operate and maintain, and to which all of the full data sharing participants will have access. A data platform management committee established by us and Ant Financial may also approve noncontrolled affiliates of us and Ant Financial and unaffiliated third parties to have certain access to and contribute data to the platform, subject to execution of a data platform participation agreement containing the terms and restrictions on access to and use of the data sharing platform and shared data as the data management committee shall determine. No fees or other compensation are required to be paid by any of the full data sharing participants for access to the data platform, other than the obligation for participants to share in the costs of the operation of the data platform on a fair and reasonable basis. The data sharing agreement provides that none of the participants may reproduce any of the data on the data platform for transfer to their own servers, except that a participant may retain its own data that it has contributed to the data platform.

The data sharing agreement initially had a minimum term of ten years. In May 2015, our board approved the extension of the term of the agreement to a total of 50 years.

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

  Trademark Agreement

We and Ant Financial entered into a trademark agreement dated August 12, 2014, pursuant to which we granted Ant Financial a non-transferable, non-assignable and non-sublicensable (except to its subsidiaries) license for it and its sublicensed subsidiaries to continue to use certain trademarks and domain names based on trademarks owned by us, in connection with their payment services business and the SME loan business transferred by us to them, and in the same manner of use as of August 12, 2014, and a non-transferable, non-assignable and non-sublicensable (except to its subsidiaries) license to use other trademarks and domain names based on trademarks owned by us, and in that manner, as we may agree to allow in the future. Pursuant to the trademark agreement, each of the parties further agreed to the rights and limitations that each would have to use the "Ali" name or prefix and the "e-commerce" (and its Chinese equivalent) name, prefix or logo as part of a trademark or domain name in each party's and its subsidiaries' respective businesses. Neither party is required to pay any fees under this agreement, and, apart from the licenses and rights set forth in the agreement, there will be no other exchange of value in connection with this agreement. Pursuant to the 2018 SAPA, upon the closing of our planned acquisition of a 33% equity interest in Ant Financial, we will transfer to Ant Financial ownership of several of the trademarks and domain names licensed by us to Ant Financial. However, the trademark agreement will remain in effect in accordance with its terms following the transaction to provide for a continued license of other trademarks that we will continue to own.

  Shared Services Agreement with Ant Financial

We and Ant Financial have entered into a shared services agreement, which was amended and restated as of August 12, 2014 in connection with the 2014 SAPA. Pursuant to the shared services agreements, we and Ant Financial provide certain administrative and support services to each other and our respective affiliates.

Service fees in connection with the administrative and support services provided by us to Ant Financial and its affiliates under the agreement amounted to RMB531 million, RMB676 million and RMB1,017 million (US$152 million) in fiscal years 2017, 2018 and 2019, respectively. Service fees in connection with the administrative and support services provided by Ant Financial and its affiliates to us amounted to RMB15 million, RMB84 million and RMB80 million (US$12 million) in fiscal years 2017, 2018 and 2019, respectively.

  Other Commercial Arrangements with Ant Financial

We also provide Ant Financial, its subsidiaries and affiliates with cloud computing services, marketplace software technology services and other services. Meanwhile, Ant Financial and its affiliates provide us with marketing support services in connection with membership management and other services. In fiscal years 2017, 2018 and 2019, under these arrangements, service fees in connection with various services provided by us to Ant Financial and its affiliates amounted to RMB763 million, RMB1,503 million and RMB2,250 million (US$335 million), respectively. During the same periods, service fees in connection with the marketing support services and other services provided by Ant Financial amounted to RMB937 million, RMB1,810 million and RMB1,248 million (US$186 million), respectively.

  Investments Involving Ant Financial

We have invested in businesses in which Ant Financial is a shareholder or co-invested with Ant Financial in other businesses. For instance, in September 2015, we established a joint venture under the brand name Koubei with Ant

Financial. We and Ant Financial injected certain related businesses into Koubei and each invested RMB3.0 billion in this joint venture. In April and August 2017, we and Ant Financial invested in the preferred shares of Ele.me, with our investment totaling US$864 million. In December 2018, Ant Financial participated in the integration of Ele.me and Koubei, and became a minority shareholder of our local consumer services holding company. In addition, in May 2019, Ant Financial agreed to invest HK$454 million (US$58 million) for a 0.5% equity interest in Alibaba Health, our subsidiary listed on the Hong Kong Stock Exchange. Ant Financial is also a shareholder of both Paytm, a mobile payment platform in India, and Paytm Mall, an e-commerce platform in India, both of which are our minority investees.

  Equity-based Award Arrangements

In order to encourage mutually beneficial cooperation, we have awarded RSUs and granted options to acquire our ordinary shares to employees of Ant Financial and its subsidiaries.

As of March 31, 2017, 2018 and 2019, there were 2,967,982, 1,628,309 and 1,881,471 of our ordinary shares, respectively, underlying unvested RSUs and outstanding options held by employees of Ant Financial.

We entered into agreements with Ant Financial in calendar years 2012 and 2013 under which we will receive reimbursements for RSUs and options relating to our ordinary shares granted to the employees of Ant Financial and its subsidiaries during the period from December 14, 2011 to March 31, 2014. Grants of RSUs and options made subsequent to March 31, 2014 are not subject to these reimbursement arrangements. Pursuant to these agreements, we will, upon vesting of these RSUs and options, receive a cash reimbursement equal to their respective grant date fair value. The amounts of these reimbursements in fiscal years 2017, 2018 and 2019 were RMB30 million, RMB5 million and nil, respectively.

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

Since March 2014, Junhan, the general partner of which is an entity controlled by Jack Ma, has granted certain share-based awards similar to share appreciation awards linked to the valuation of Ant Financial to our employees, and since April 2018, Ant Financial, through its subsidiary, has granted certain RSU awards to our employees. The awards granted by Junhan will be settled in cash by Junhan upon disposal of these awards by the holders. The awards granted by the Ant Financial subsidiary may be settled in equity or cash by the Ant Financial subsidiary upon vesting of the awards. Junhan and the Ant Financial subsidiary have the right to repurchase the vested awards (or any underlying shares of vested RSU awards) granted by them, as applicable, from the holders upon an initial public offering of Ant Financial or the termination of the holders' employment with us at a price to be determined based on the then fair market value of Ant Financial.

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

Transactions with Alibaba Pictures

In March 2019, we subscribed for newly issued ordinary shares of Alibaba Pictures for a cash consideration of HK$1,250 million (US$159 million). Upon the completion of the transaction, our equity interest in Alibaba Pictures increased from approximately 49% to approximately 51%, and Alibaba Pictures became our consolidated subsidiary.

Transactions with Entities Affiliated with Our Directors and Officers

Jack Ma, our executive chairman, Joe Tsai, our executive vice chairman, and J. Michael Evans, our president, have purchased their own aircraft for both business and personal use. The use of the above-mentioned executive officers' own aircrafts in connection with the performance of their duties as our employees is free of charge to us, and we have agreed to assume the cost of maintenance, crew and operation of the aircraft where the cost is allocated for business purposes.

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

The Yunfeng Funds have historically entered into co-investment transactions with us and third parties, such as our co-investment in Easyhome, one of the largest home improvement supplies and furniture chains in the PRC. We have also invested in other businesses in which the Yunfeng Funds are shareholders, such as our acquisition in March 2017 of all of the issued and outstanding shares of Damai, a leading online ticketing platform for live events in China, in which an Yunfeng Fund was a shareholder.

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

  •
  He will not claim any deductions from his applicable income tax obligations resulting from donating his Yunfeng Distributions to the Alibaba Group Charitable Fund or any other entity identified by him that serves charitable purposes; and

  •
  If required by us, while he remains an Alibaba executive, he will assume for our benefit legal ownership of investment vehicles, holding companies and variable interest entities that further our business interests in Internet, media and telecom related businesses and, in this case, he will disclaim all economic benefits from his ownership and enter into agreements to transfer any benefits to us (or as we may direct) when permitted by applicable law.

Pledge for the Benefit of and Loan Arrangement with a Related Party

In May 2015, we entered into a pledge with a financial institution in the PRC in connection with certain wealth management products with an aggregate principal amount of RMB7.3 billion we invested in to secure a RMB6.9 billion financing provided by this financial institution to Simon Xie, one of our founders and an equity holder in certain of our variable interest entities, to finance the minority investment by a PRC limited partnership in Wasu, a company listed on the Shenzhen Stock Exchange and engaged in the business of digital media broadcasting and distribution in China. As of March 31, 2019, RMB420 million of the pledge had been released. In addition, we entered into a loan agreement for a principal amount of up to RMB2.0 billion with Simon Xie in April 2015 to finance the repayment by Simon of the principal and interest under this financing. These arrangements strengthen our strategic business cooperation with Wasu to enhance our entertainment strategy. Our loan to Simon will be made at an interest rate equal to SHIBOR as specified by us from time to time and is repayable in five years. The loan is secured by a pledge of Simon's limited partnership interest in the PRC limited partnership. As of March 31, 2019, the balance of this loan was RMB1,525 million (US$227 million).

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

Before Cainiao Network became our consolidated subsidiary in October 2017,

  •
  we had commercial arrangements with Cainiao Network to receive certain logistics services that are conducted on an arm's length basis. Service fees in connection with the logistics services provided by Cainiao Network in fiscal years 2017 and 2018 (prior to its becoming our consolidated subsidiary) amounted to RMB4,444 million and RMB3,437 million, respectively; and

  •
  we also provided Cainiao Network with various administrative and support services. Service fees in connection with the administrative and support services we provided to Cainiao Network amounted to RMB152 million and RMB123 million in fiscal years 2017 and 2018 (prior to its becoming our consolidated subsidiary), respectively.

Transactions with Weibo

We entered into a strategic collaboration agreement and a marketing cooperation agreement with Weibo, one of our equity investees, during fiscal year 2014. These agreements expired in January 2016. In fiscal years 2017, 2018 and 2019, service fees in connection with the marketing services provided by Weibo pursuant to these agreements and other commercial arrangements amounted to RMB340 million, RMB615 million and RMB624 million (US$93 million), respectively.

We also have other commercial arrangements with Weibo primarily relating to the provision of cloud computing services. Service fees in connection with the cloud computing services provided by us amounted to RMB105 million, RMB223 million and RMB304 million (US$45 million) in fiscal years 2017, 2018 and 2019, respectively.

Transactions with other investees

We have commercial arrangements with certain of our investees related to logistics services. Revenue recognized in connection with the logistics services we provided to our investees amounted to RMB72 million and RMB261 million (US$39 million) in the period from the date of consolidation of Cainiao Network in October 2017 to March 31, 2018 and the year ended March 31, 2019, respectively. Fees incurred in connection with the logistics service provided by our investees to Cainiao Network, after it became one of our consolidated subsidiaries, and certain of our other businesses in fiscal years 2018 and 2019 amounted to RMB5,608 million and RMB12,933 million (US$1,927 million), respectively.

We have also extended loans to certain of our investees for working capital and other uses in conjunction with our investments. As of March 31, 2019, the aggregate outstanding balance of these loans was RMB2,543 million (US$379 million), with durations generally ranging from one month to ten years and interest rates of up to 10% per annum.

We have also co-invested with certain of our investees in other businesses. For example, we have made co-investments with Hangzhou Hanyun Xinling Equity Investment Fund Partnership and New Retail Strategic Opportunities Fund, L.P. – both of which are our investees that focus on retail-related businesses – in a number of companies, including Red Star, Sun Art, Easyhome, ZTO and Focus Media.

Other commercial transactions with investees

Other than the transactions disclosed above, we also have commercial arrangements with certain of our investees and other related parties in which:

  •
  we recorded cost and expenses paid to investees for logistics services, content acquisition, merchant commission rebate, purchase of inventory, market services, traffic acquisition and various other services; and

  •
  we recorded income generated from investees for providing marketing, cloud computing and other services.

The amounts relating to these services provided and received represent less than 1% of our revenue and total costs and expenses, respectively, for the years ended March 31, 2017, 2018 and 2019.

Contractual Arrangements among Our Wholly-Owned Entities, Variable Interest Entities and the Variable Interest Entity Equity Holders

Chinese law restricts foreign ownership in enterprises that provide value-added telecommunications services, which includes the ICPs. As a result, we operate our Internet businesses and other businesses in which foreign investment is restricted or prohibited in China through contractual arrangements between our wholly-owned entities, our variable interest entities, which, where applicable, hold the ICP licenses and other regulated licenses and generally operate our Internet businesses and other businesses in which foreign investment is restricted or prohibited, and the variable interest entity equity holders. For a description of these contractual arrangements, see "Item 4.

Information on the Company — C. Organizational Structure — Contractual Arrangements among Our Wholly-Owned entities, Variable Interest Entities and the Variable Interest Entity Equity Holders."

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

ITEM 8    FINANCIAL INFORMATION

A.  Consolidated Statements and Other Financial Information

See "Item 18. Financial Statements."

Legal and Administrative Proceedings

We are involved from time to time, and may in the future be involved in, litigation, claims or other disputes in the ordinary course of business regarding, among other things, contract disputes with our customers, copyright, trademark and other intellectual property infringement claims, consumer protection claims, employment related cases and other matters in the ordinary course of our and disputes between our merchants and consumers. We have also been, and may in the future be, involved in litigation, regulatory investigations or inquiries and administrative proceedings that may not necessarily arise from our ordinary course of business, such as securities class action lawsuits and investigations or inquiries by securities regulators.

We establish balance sheet provisions relating to potential losses from litigation based on estimates of the losses. For this purpose, we classify potential losses as remote, reasonably possible or probable. We analyze potential outcomes from current and potential litigation and proceedings as loss contingencies in accordance with U.S. GAAP.

Shareholder Class Action Lawsuits

In 2015, we and certain of our current and former officers and directors were named as a defendant in seven putative shareholder class action lawsuits filed in the United States District Courts by shareholders asserting claims pursuant to the United States Securities Exchange Act of 1934 and three putative shareholder class action lawsuits filed in the Superior Court of the State of California by shareholders asserting claims pursuant to the United States Securities Act of 1933. The lawsuits allege that the registration statement and prospectus filed in connection with our initial public offering and various other public statements contained misrepresentations regarding our business operations and financial prospects, and failed to disclose, among other things, regulatory scrutiny by the SAIC prior to our initial public offering.

The District Court lawsuits were centralized in the Southern District of New York under the master caption Christine Asia Co., Ltd. et al. v. Alibaba Group Holding Limited et al., No. 1:15-md-02631-CM (S.D.N.Y.). In June 2016, the Southern District of New York issued an order granting Defendants' motion to dismiss without leave to amend. The order held that Plaintiffs failed to plead that Defendants made actionable misstatements or omissions or that Defendants acted with scienter. In December 2017, following an appeal by the plaintiffs, the Second Circuit Court of Appeals issued a summary order vacating the Southern District of New York's dismissal order and remanding the case to the Southern District of New York for further proceedings. In May 2018, the Southern District of New York certified a class of all persons and/or entities that purchased or otherwise acquired our American Depositary Shares or purchased call options or sold put options on our American Depositary Shares between September 19, 2014 and January 28, 2015, inclusive, with certain exclusions. On April 29, 2019, we announced that defendants had entered into a settlement agreement to resolve the lawsuits. Under the terms of the settlement agreement, we agreed to pay US$250 million in exchange for a full release of all claims brought in the lawsuit. The settlement agreement expressly provides that the settlement does not constitute an admission or finding that the claims asserted had any merit. We expect, subject to court approval, that a hearing on the final approval of the settlement will take place in or around October 2019.

The California lawsuits were consolidated under the caption Gary Buelow, et al. v. Alibaba Group Holding Limited, et al., No. CIV-535692 (San Mateo Sup. Ct.). In December 2016, the Superior Court sustained our demurrer to the complaint in part and denied it in part. In January 2017, we answered the consolidated complaint, asserting a general denial as to all allegations and setting forth affirmative defenses. In March 2018, plaintiffs filed a motion for class certification, requesting, among other things, that the Superior Court certify a class of all persons who purchased or otherwise acquired our American Depositary Shares pursuant or traceable to the Registration Statement issued in connection with our IPO. This motion was not ruled on by the Superior Court. On December 31, 2018, we announced that defendants had entered into a settlement agreement to resolve the consolidated class action lawsuit. Under the terms of the settlement agreement, we agreed to pay US$75 million to settle the lawsuit in exchange for a full release of all claims brought in the lawsuit. The settlement agreement expressly provides that the settlement does not constitute an admission or finding that the claims asserted in the lawsuit had any merit. The settlement was approved by the Superior Court on May 17, 2019 and a final judgment concluding the lawsuit was entered that same date.

Pending SEC Inquiry

In early 2016, the SEC informed us that it had initiated an investigation into whether there have been any violations of the federal securities laws. The SEC has requested that we voluntarily provide it with documents and information relating to, among other things, our consolidation policies and practices (including our prior practice of accounting for Cainiao Network as an equity method investee), our policies and practices applicable to related party transactions in general, and our reporting of operating data from the 11.11 global shopping festival. We are voluntarily disclosing this SEC request for information and cooperating with the SEC and, through our legal counsel, have been providing the SEC with requested documents and information. The SEC advised us that the initiation of a request for information should not be construed as an indication by the SEC or its staff that any violation of the federal securities laws has occurred.

Our management believes that the risk of loss in connection with this proceeding is currently remote and that this proceeding will not have a material adverse effect on our financial condition. However, in light of the inherent uncertainties involved in this and similar proceedings, some of which are beyond our control, the risk of loss may become more likely and an adverse outcome could be material to our results of operations or cash flows for any particular reporting period. See note 2 to our audited consolidated financial statements included elsewhere in this annual report for more information on our provisioning policy with regard to legal and administrative proceedings.

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

We are a holding company incorporated in the Cayman Islands. In order for us to distribute any dividends to our shareholders and ADS holders, we rely on dividends, loans, and other distributions on equity paid by our operating subsidiaries in China and on remittances, including loans, from our variable interest entities in China. Dividend distributions from our PRC subsidiaries to us are subject to PRC taxes, such as withholding tax. In addition, regulations in the PRC currently permit payment of dividends of a PRC company only out of accumulated distributable after-tax profits as determined in accordance with its articles of association and the accounting standards and regulations in China. See "Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in the People's Republic of China — We rely to a significant extent on dividends, loans and other distributions on equity paid by our principal operating subsidiaries in China."

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

B.  Memorandum and Articles of Association

We incorporate by reference into this annual report the description of our amended and restated memorandum and articles of association contained in our Registration Statement on Form F-1 (File No. 333-195736), as amended, initially filed with the SEC on May 6, 2014. Our shareholders adopted our amended and restated

memorandum and articles of association by a special resolution on September 2, 2014, and effective upon completion of our initial public offering of ordinary shares represented by our ADSs.

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

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty or withholding tax applicable to us or to any holder of our ADSs and ordinary shares. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties that may be applicable on instruments executed in, or after execution brought within, the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on the issue of shares by, or any transfers of shares of, Cayman Islands companies (except those which hold interests in land in the Cayman Islands). The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

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

People's Republic of China Taxation

We are a holding company incorporated in the Cayman Islands and we gain substantial income by way of dividends from our PRC subsidiaries. The EIT Law and its implementation rules, both of which became effective on January 1, 2008 and were most recently amended on December 29, 2018 and April 23, 2019, respectively, provide that China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its equity holders that are non-resident enterprises, will normally be subject to PRC withholding tax at a rate of 10%, unless any foreign investor's jurisdiction of incorporation has a tax treaty with China that provides for a lower withholding tax rate for which the foreign investor is eligible.

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

The implementation rules of the EIT Law provide that, (i) if the enterprise that distributes dividends is domiciled in the PRC or (ii) if gains are realized from transferring equity interests of enterprises domiciled in the PRC, then the dividends or capital gains are treated as China-sourced income. It is not clear how "domicile" may be interpreted under the EIT Law, and it may be interpreted as the jurisdiction where the enterprise is a tax resident. Therefore, if we are considered a PRC tax resident enterprise for PRC tax purposes, any dividends we pay to our overseas shareholders or ADS holders that are non-resident enterprises as well as gains realized by those shareholders or ADS holders from the transfer of our shares or ADSs may be regarded as China-sourced income and as a result become subject to PRC withholding tax at a rate of 10%, unless any of the non-resident enterprises' jurisdictions has a tax treaty with China that provides for a preferential treatment.

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

As of March 31, 2019, approximately 30% of our total debt (including bank borrowings and unsecured senior notes) carries floating interest rates and the remaining 70% carries fixed interest rates. We have entered into various agreements with various financial institutions as counterparties to swap a certain portion of our floating interest rate debt to effectively become fixed interest rate debt. After taking these interest rate swaps into consideration, approximately 20% of our total debt carries floating interest rates and the remaining 80% carries fixed interest rates as of March 31, 2019. All of the abovementioned interest rate derivatives are designated as cash flow hedges and we expect these hedges to be highly effective. Certain of our indebtedness carries floating interest rates based on a spread over LIBOR. As a result, the interest expenses associated with these indebtedness will be subject to the potential impact of any fluctuation in LIBOR. The continuation of LIBOR on the current basis is not guaranteed after 2021. See "Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Industry — We are subject to interest rate risk in connection with our indebtedness."

As of March 31, 2018 and 2019, if interest rates increased/decreased by 1%, with all other variables having remained constant, and assuming the amount of interest-bearing assets and debts that bear floating interest were outstanding for the entire respective years, our profit attributable to equity owners would have been RMB1,829 million and RMB1,760 million (US$262 million) higher/lower, respectively, mainly as a result of higher/ lower interest income from our cash and cash equivalents and short-term investments. The analysis does not include floating interest rate debts whose interests are hedged by interest rate swaps.

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

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. For instance, in August 2015, the PBOC changed the way it calculates the mid-point price of Renminbi against the U.S. dollar, requiring the market-makers who submit for reference rates to consider the previous day's closing spot rate, foreign-exchange demand and supply as well as changes in major currency rates. In 2017, the value of the Renminbi appreciated by approximately 6.3% against the U.S. dollar; and in 2018, the Renminbi depreciated by approximately 5.7% against the U.S. dollar. From the end of 2018 through the end of April 2019, the value of the Renminbi appreciated by approximately 2.0% against the U.S. dollar. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in greater fluctuations of the Renminbi against the U.S. dollar.

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

As of March 31, 2019, we had Renminbi-denominated cash and cash equivalents and short-term investments of RMB139,017 million and U.S. dollar-denominated cash and cash equivalents and short-term investments of US$7,607 million. Assuming we had converted RMB139,017 million into U.S. dollars at the exchange rate of RMB6.7112 for US$1.00 as of March 29, 2019, our total U.S. dollar cash balance would have been US$28,321 million. If the Renminbi had depreciated by 10% against the U.S. dollar, our U.S. dollar cash balance would have been US$26,438 million.

Market Price Risk

We are exposed to market price risk primarily with respect to investment securities carried at fair value that are publicly traded. A substantial portion of our investments in equity investees are held for long-term appreciation or for strategic purposes, which are accounted for under equity method and are not subject to market price risk. We are not exposed to commodity price risk. The sensitivity analysis is determined based on the exposure of these investment securities at fair value to market price risks at the end of each reporting period.

In fiscal year 2018, the securities we held were investment securities accounted for under the fair value option or available-for-sale securities. Their changes in fair values are recorded as income for investment securities accounted for under the fair value option or through equity for available-for-sale securities, respectively. If market prices of the respective instruments held by us had been 1% higher/lower as of March 31, 2018, these investment securities would have been approximately RMB305 million higher/lower, of which RMB18 million relating to investment securities accounted for under the fair value option would be recognized as income or loss during the respective period.

In fiscal year 2019, after our adoption of ASU 2016-01, changes in fair values of these securities are recorded as income or loss. If the market price of the respective instruments held by us had been 1% higher/lower as of March 31, 2019, these investment securities would have been approximately RMB665 million (US$99 million) higher/lower, all of which would be recognized as income or loss during the respective period.

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

Fees and Payments from the Depositary to Us

Our depositary has agreed to reimburse us for certain expenses we incur that are related to the administration and maintenance of the ADS program. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. For fiscal year 2019, the amount of the reimbursement due from the depositary amounted to US$26.9 million, after deduction of applicable U.S. taxes.

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

Our management, under the supervision and with the participation of our principal executive officer and our principal financial officer, evaluated the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) or 15d-15(e) promulgated under the Exchange Act, at March 31, 2019. Based on that evaluation, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures are effective in ensuring that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms, and that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. As required by Rule 13a-15(c) of the Exchange Act, our management conducted an evaluation of our company's internal control over financial reporting as of March 31, 2019 based on the framework in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of March 31, 2019.

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

Our independent registered public accounting firm, PricewaterhouseCoopers, has audited the effectiveness of our internal control over financial reporting as of March 31, 2019, as stated in its report, which appears on page F-2 of this annual report.

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

	Year ended March 31,
	2018	2019
	(in thousands of RMB)
Audit Fees(1)	66,606	87,545
Audit-related Fees(2)	7,753	14,212
Tax Fees(3)	753	—
All Other Fees(4)	5,442	5,982

Total	80,554	107,739

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

The policy of our audit committee is to pre-approve all audit and non-audit services provided by PricewaterhouseCoopers, including audit services, audit-related services, tax services and other services as described above, other than those for de minimis services that are approved by the audit committee prior to the completion of the audit.

ITEM 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE

Not applicable.

ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In May 2017, we announced the adoption of the 2017 Share Repurchase Program in an aggregate amount of up to US$6.0 billion over a period of two years. The 2017 Share Repurchase Program expired as of the date of this annual report.

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

The table below summarizes the repurchases we made in the periods indicated.

Month	Total Number of Ordinary Shares Purchased(1)	Total Price Paid(1) (US$)	Average Price Paid Per Ordinary Share(2) (US$)	Total Number of Ordinary Shares Purchased as Part of Share Repurchase Program	Approximate Dollar Value of Ordinary Shares that May Yet Be Purchased Under Share Repurchase Program(3) (US$, in millions)
April 2018	—	—	—	—	6,000
May 2018	—	—	—	—	6,000
June 2018	—	—	—	—	6,000
July 2018	—	—	—	—	6,000
August 2018	—	—	—	—	6,000
September 2018	1,415,849	222,444,761	157.11	1,412,156	5,778
October 2018	6,512,170	945,861,849	145.25	6,512,170	4,832
November 2018	1,443,029	203,318,974	140.90	1,443,029	4,628
December 2018	1,476,437	199,621,195	135.20	1,472,456	4,429
January 2019	22,507	2,925,579	129.99	22,507	4,426
February 2019	—	—	—	—	4,426
March 2019	1,718	—	Par value	—	4,426

(1)
Includes (i) an aggregate of 10,862,318 ADSs representing our ordinary shares we repurchased pursuant to our Share Repurchase Program and (ii) an aggregate of 9,392 ADSs representing our ordinary shares we repurchased pursuant to our equity incentive award agreements.

(2)
Ordinary shares we repurchased pursuant to our equity incentive award agreements were generally repurchased at par or the exercise price paid by the grantee for these shares.

(3)
Our 2017 Share Repurchase Program, which was adopted in May 2017, authorized the repurchase in an aggregate amount of up to US$6.0 billion over a period of two years.

In May 2019, our board of directors authorized a new share repurchase program for an amount of up to US$6.0 billion over a period of another two years.

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

ITEM 18    FINANCIAL STATEMENTS.

The following financial statements are filed as part of this annual report, together with the report of the independent auditors:

  •
  Report of Independent Registered Public Accounting Firm

  •
  Consolidated Income Statements for the years ended March 31, 2017, 2018 and 2019

  •
  Consolidated Statements of Comprehensive Income for the years ended March 31, 2017, 2018 and 2019

  •
  Consolidated Balance Sheets as of March 31, 2018 and 2019

  •
  Consolidated Statements of Changes in Shareholders' Equity for the years ended March 31, 2017, 2018 and 2019

  •
  Consolidated Statements of Cash Flows for the years ended March 31, 2017, 2018 and 2019

  •
  Notes to the Consolidated Financial Statements

ITEM 19    EXHIBITS.

Exhibit Number	Description of Document
1.1(1)	Form of Amended and Restated Memorandum and Articles of Association of the Registrant as currently in effect

2.1(2)	Registrant's Form of Ordinary Share Certificate

2.2(3)	Deposit Agreement, dated as of September 24, 2014, between the Registrant, the depositary and holders and beneficial holders of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, including the form of American Depositary Receipt

2.3(3)	Form of American depositary receipt evidencing American depositary shares (included in Exhibit 2.2)

2.4(1)	Amended and Restated Registration Rights Agreement among the Registrant and the persons whose names are set out in Schedule I thereto, dated September 18, 2012

2.5(1)	Voting Agreement by and among the Registrant, Yahoo! Inc., SoftBank Corp., the Management Members as defined therein and certain other shareholders of the Registrant

2.6(4)	Indenture, dated as of November 28, 2014 between the Registrant and Bank of New York Mellon as Trustee

2.7(4)	Third Supplemental Indenture, dated as of November 28, 2014 between the Registrant and Bank of New York Mellon as Trustee

2.8(4)	Fourth Supplemental Indenture, dated as of November 28, 2014 between the Registrant and Bank of New York Mellon as Trustee

2.9(4)	Fifth Supplemental Indenture, dated as of November 28, 2014 between the Registrant and Bank of New York Mellon as Trustee

2.10(4)	Sixth Supplemental Indenture, dated as of November 28, 2014 between the Registrant and Bank of New York Mellon as Trustee

2.11(4)	Form of 2.500% Senior Notes Due 2019 (included in Exhibit 2.7)

Exhibit Number	Description of Document
2.12(4)	Form of 3.125% Senior Notes Due 2021 (included in Exhibit 2.8)

2.13(4)	Form of 3.600% Senior Notes Due 2024 (included in Exhibit 2.9)

2.14(4)	Form of 4.500% Senior Notes Due 2034 (included in Exhibit 2.10)

2.15(6)	Indenture, dated as of December 6, 2017, between the Registrant and Bank of New York Mellon as Trustee

2.16(6)	First Supplemental Indenture, dated as of December 6, 2017 between the Registrant and Bank of New York Mellon as Trustee

2.17(6)	Second Supplemental Indenture, dated as of December 6, 2017 between the Registrant and Bank of New York Mellon as Trustee

2.18(6)	Third Supplemental Indenture, dated as of December 6, 2017 between the Registrant and Bank of New York Mellon as Trustee

2.19(6)	Fourth Supplemental Indenture, dated as of December 6, 2017 between the Registrant and Bank of New York Mellon as Trustee

2.20(6)	Fifth Supplemental Indenture, dated as of December 6, 2017 between the Registrant and Bank of New York Mellon as Trustee

2.21(6)	Form of 2.800% Senior Notes Due 2023 (included in Exhibit 2.16)

2.22(6)	Form of 3.400% Senior Notes Due 2027 (included in Exhibit 2.17)

2.23(6)	Form of 4.000% Senior Notes Due 2037 (included in Exhibit 2.18)

2.24(6)	Form of 4.200% Senior Notes Due 2047 (included in Exhibit 2.19)

2.25(6)	Form of 4.400% Senior Notes Due 2057 (included in Exhibit 2.20)

2.26(9)	Amendment to the Amended and Restated Registration Rights Agreement among the Registrant and the persons whose names are set out in Schedule I thereto, dated January 24, 2018

4.1(1)	2011 Equity Incentive Plan of the Registrant

4.2(1)	Senior Management Equity Incentive Plan

4.3(1)	Partner Capital Investment Plan

4.4(1)	Form of Indemnification Agreement between the Registrant and its directors and executive officers

4.5(1)	Form of Employment Agreement between the Registrant and its executive officers

4.6(1)	Commercial Agreement by and among the Registrant, Zhejiang Alibaba E-Commerce Co., Ltd. and Alipay.com Co., Ltd., dated July 29, 2011

4.7(1)	Amendment to Commercial Agreement by and among the Registrant, Zhejiang Alibaba E-Commerce Co., Ltd. and Alipay.com Co., Ltd., dated December 14, 2011

4.8(4)	English Translation of Loan Agreement between Simon Xie and Taobao (China) Software Co., Ltd., dated April 22, 2015

4.9	Schedules of Material Differences of Contractual Arrangements of Material Variable Interest Entities of the Registrant

4.10(1)	Share and Asset Purchase Agreement by and among the Registrant, Zhejiang Ant Small and Micro Financial Services Group Co., Ltd., Yahoo! Inc., SoftBank Corp. and the other Parties named therein, dated August 12, 2014

Exhibit Number	Description of Document
4.11(1)	Second Amendment to Commercial Agreement by and among the Registrant, Zhejiang Ant Small and Micro Financial Services Group Co., Ltd. (formerly known as Zhejiang Alibaba E-Commerce Co., Ltd.) and Alipay.com Co., Ltd., dated August 12, 2014

4.12(1)	Amended and Restated Intellectual Property License and Software Technology Services Agreement by and among the Registrant, Zhejiang Ant Small and Micro Financial Services Group Co., Ltd. and Alipay.com Co., Ltd., dated August 12, 2014

4.13(1)	Data Sharing Agreement by and between the Registrant and Zhejiang Ant Small and Micro Financial Services Group Co., Ltd., dated August 12, 2014

4.14(1)	English Translation of Software System Use and Service Agreement between Alibaba (China) Co., Ltd. and Chongqing Alibaba Small Loan Co. Ltd., dated August 12, 2014

4.15(1)	Form of 2014 Post-IPO Equity Incentive Plan

4.16(1)	Form of Share Retention Agreement between the Registrant and certain members of management

4.17(4)	English Translation of Pledge Agreement between ICBC Credit Suisse Investment Management Co., Ltd. and Taobao (China) Software Co., Ltd., dated May 28, 2015

4.18(5)	US$3,000,000,000 Facility Agreement between the Registrant and other parties named therein, dated March 9, 2016

4.19(5)	Syndication and Amendment Agreement, dated May 3, 2016, in respect of a US$3,000,000,000 Facility Agreement dated March 9, 2016

4.20(6)	US$5,150,000,000 Facility Agreement between the Registrant and other parties named therein, dated April 7, 2017

4.21(6)	English translation of Loan Agreement, between Hangzhou Zhenxi Investment Management Co., Ltd. and Zhejiang Tmall Technology Co., Ltd., dated January 10, 2018

4.22(6)	English translation of Exclusive Call Option Agreement entered into by and among Hangzhou Zhenxi Investment Management Co., Ltd., Zhejiang Tmall Technology Co., Ltd. and Zhejiang Tmall Network Co., Ltd., dated January 10, 2018

4.23(6)	English translation of Shareholder's Voting Rights Proxy Agreement entered into by and among Hangzhou Zhenxi Investment Management Co., Ltd., Zhejiang Tmall Technology Co., Ltd. and Zhejiang Tmall Network Co., Ltd., dated January 10, 2018

4.24(6)	English translation of Equity Pledge Agreement entered into by and among Hangzhou Zhenxi Investment Management Co., Ltd., Zhejiang Tmall Technology Co., Ltd. and Zhejiang Tmall Network Co., Ltd., dated January 10, 2018

4.25(6)	English translation of Exclusive Services Agreement entered into between Zhejiang Tmall Network Co., Ltd. and Zhejiang Tmall Technology Co., Ltd., dated January 10, 2018

4.26(8)	Amendment to Share and Asset Purchase Agreement by and among the Registrant, Ant Small and Micro Financial Services Group Co., Ltd. (formerly known as Zhejiang Alibaba E-Commerce Co., Ltd.), SoftBank Group Corp., Jack Ma, Joseph C. Tsai, and the other Parties named therein, dated February 1, 2018

4.27(8)	Amended and Restated Commercial Agreement by and among the Registrant, Zhejiang Ant Small and Micro Financial Services Group Co., Ltd. (formerly known as Zhejiang Alibaba E-Commerce Co., Ltd.) and Alipay.com Co., Ltd., dated February 1, 2018

4.28(6)	Subscription Agreement by and between Cainiao Smart Logistics Network Limited and Ali CN Investment Holding Limited, dated September 25, 2017

Exhibit Number	Description of Document
4.29(6)	Share Purchase Agreement relating to the sale and purchase of shares in A-RT Retail Holdings Limited between Concord Greater China Limited and Taobao China Holding Limited, dated November 20, 2017

4.30(6)	Share Purchase Agreement relating to the sale and purchase of shares in Sun Art Retail Group Limited between Concord Greater China Limited and Taobao China Holding Limited, dated November 20, 2017

4.31(6)	Share Purchase Agreement relating to the sale and purchase of shares in A-RT Retail Holdings Limited between Kofu International Limited and Taobao China Holding Limited, dated November 20, 2017

4.32(6)	Share Purchase Agreement relating to the sale and purchase of shares in Sun Art Retail Group Limited between Kofu International Limited and Taobao China Holding Limited, dated November 20, 2017

4.33(6)	Share Purchase Agreement by and among Ali Panini Investment Limited, Ali Panini Investment Holding Limited, Rajax Holding and the other parties named therein, dated April 2, 2018

4.34(6)	Share Purchase Agreement between Alibaba Health Information Technology Limited and Ali JK Nutritional Products Holding Limited, dated May 28, 2018

4.35(10)	Share Purchase Agreement among ZTO Express (Cayman) Inc., Taobao China Holding Limited, Cainiao Smart Logistics Investment Limited and the other parties named therein, dated May 29, 2018

4.36(6)	Share Purchase Agreement by and among Alibaba Investment Limited, New Retail Strategic Opportunities Fund, L.P. and Giovanna Investment Cayman Limited, dated July 16, 2018

4.37(6)	Share Purchase Agreement by and among Alibaba Investment Limited, New Retail Strategic Opportunities Fund, L.P., Gio2 Cayman Holdings Ltd and Gio2 Hong Kong Holdings Limited, dated July 16, 2018

4.38(6)	English translation of Share Transfer Agreement between Power Star Holdings (Hong Kong) Limited and Glossy City (HK) Limited and Alibaba (China) Technology Co., Ltd., dated July 17, 2018

4.39	Amendment and Restatement Agreement, dated May 29, 2019, in respect of US$4,000,000,000 Facility Agreement dated March 9, 2016

4.40	Facility Agreement relating to a HK$7,653,750,000 term loan facility between the Registrant, as Guarantor, and the other parties named therein, dated May 17, 2019

4.41*	Share Subscription Agreement by and among Local Services Holding Limited, Koubei Holding Limited, Rajax Holding and the investors named therein, dated December 3, 2018

4.42	English translation of Asset Management Contract of Huatai Securities Asset Management Single Asset Management Plan No. 6 as Part of the Securities Industry's Support for the Development of Private-owned Enterprises, by and among Alibaba (China) Technology Co., Ltd., Huatai Securities (Shanghai) Asset Management Co., Ltd. and China Merchants Bank Co., Ltd. Suzhou Branch, dated March 26, 2019

4.43	English translation of Asset Management Contract of Huatai Securities Asset Management Single Asset Management Plan No. 7 as Part of the Securities Industry's Support for the Development of Private-owned Enterprises, by and among Alibaba (China) Technology Co., Ltd., Huatai Securities (Shanghai) Asset Management Co., Ltd. and China Merchants Bank Co., Ltd. Suzhou Branch, dated March 26, 2019

4.44	English translation of Equity Transfer Agreement regarding Shanghai De Yin De Run Industry Development Co., Ltd. (the Proposed Name) among Shanghai DeYin Investment Holding Co., Ltd. Chen Dejun, Chen Xiaoying and Alibaba (China) Technology Co., Ltd., dated March 26, 2019

Exhibit Number	Description of Document
8.1	Significant Subsidiaries and Consolidated Entities of the Registrant

11.1(1)	Code of Ethics of the Registrant

12.1	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1(7)	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2(7)	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of PricewaterhouseCoopers — Independent Registered Public Accounting Firm

15.2	Consent of Fangda Partners

15.3	Consent of Maples and Calder (Hong Kong) LLP

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

(1)
Previously filed with the Registration Statement on Form F-1 (File No. 333-195736), initially filed on May 6, 2014 and incorporated herein by reference.

(2)
No exhibit to be filed as the Company does not issue physical ordinary share certificates.

(3)
Previously filed with the Registration Statement on Form F-6 (File No. 333-231579), dated May 17, 2019 and incorporated herein by reference.

(4)
Previously filed with our Annual Report on Form 20-F for the Fiscal Year Ended on March 31, 2015 (File No. 001-36614), filed on June 25, 2015 and incorporated herein by reference.

(5)
Previously filed with our Annual Report on Form 20-F for the Fiscal Year Ended on March 31, 2016 (File No. 001-36614), filed on May 24, 2016 and incorporated herein by reference.

(6)
Previously filed with our Annual Report on Form 20-F for the Fiscal Year Ended on March 31, 2018 (File No. 001-36614), filed on July 27, 2018 and incorporated herein by reference.

(7)
Furnished with this annual report on Form 20-F.

(8)
Previously filed on Form 6-K, dated February 2, 2018 and incorporated herein by reference.

(9)
Previously filed on Form 6-K, dated February 26, 2018 and incorporated herein by reference.

(10)
Previously filed on Schedule 13D, dated June 21, 2018 and incorporated herein by reference.

*
Confidential treatment is being requested for portions of this document.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Alibaba Group Holding Limited

By:	/s/ DANIEL YONG ZHANG Name: Daniel Yong Zhang Title: Chief Executive Officer

Date: June 5, 2019

ALIBABA GROUP HOLDING LIMITED
INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Alibaba Group Holding Limited

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Alibaba Group Holding Limited and its subsidiaries (the "Company") as of March 31, 2018 and 2019, and the related consolidated income statements, consolidated statements of comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended March 31, 2019, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of March 31, 2019, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2018 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2019 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2019, based on criteria established in Internal Control — Integrated Framework (2013) issued by the COSO.

Change in Accounting Principle

As discussed in Note 2(t), Note 11 and Note 13 to the consolidated financial statements, the Company changed the manner in which it accounts for its investments in equity securities for the year ended March 31, 2019.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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
Hong Kong, June 5, 2019

We have served as the Company's auditor since 1999.

ALIBABA GROUP HOLDING LIMITED
CONSOLIDATED INCOME STATEMENTS

		Year ended March 31,
		2017	2018	2019
		RMB	RMB	RMB	US$
					(Note 2(a))
		(in millions, except per share data)
	Notes
Revenue	5, 21	158,273	250,266	376,844	56,152
Cost of revenue	21	(59,483)	(107,044)	(206,929)	(30,833)
Product development expenses	21	(17,060)	(22,754)	(37,435)	(5,578)
Sales and marketing expenses	21	(16,314)	(27,299)	(39,780)	(5,928)
General and administrative expenses	21	(12,239)	(16,241)	(24,889)	(3,708)
Amortization of intangible assets	15	(5,122)	(7,120)	(10,727)	(1,599)
Impairment of goodwill	16	—	(494)	—	—

Income from operations		48,055	69,314	57,084	8,506
Interest and investment income, net		8,559	30,495	44,106	6,572
Interest expense		(2,671)	(3,566)	(5,190)	(773)
Other income, net	6, 21	6,086	4,160	221	32

Income before income tax and share of results of equity investees		60,029	100,403	96,221	14,337
Income tax expenses	7	(13,776)	(18,199)	(16,553)	(2,466)
Share of results of equity investees	13	(5,027)	(20,792)	566	84

Net income		41,226	61,412	80,234	11,955
Net loss attributable to noncontrolling interests		2,449	2,681	7,652	1,140

Net income attributable to Alibaba Group Holding Limited		43,675	64,093	87,886	13,095
Accretion of mezzanine equity		—	(108)	(286)	(42)

Net income attributable to ordinary shareholders		43,675	63,985	87,600	13,053

Earnings per share/ADS attributable to ordinary shareholders	9
Basic		17.52	25.06	33.95	5.06
Diluted		16.97	24.51	33.38	4.97
Weighted average number of shares/ADSs used in computing earnings per share/ADS (million shares)	9
Basic		2,493	2,553	2,580
Diluted		2,573	2,610	2,623

The accompanying notes form an integral part of these consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year ended March 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
				(Note 2(a))
	(in millions)
Net income	41,226	61,412	80,234	11,955

Other comprehensive income (loss):
- Foreign currency translation:
Change in unrealized (losses) gains	(2,191)	(805)	1,068	159
Reclassification adjustment for losses recorded in net income	44	—	—	—

Net change	(2,147)	(805)	1,068	159

- Available-for-sale securities:
Change in unrealized gains	8,911	769	—	—
Reclassification adjustment for (gains) losses recorded in net income	(5,764)	57	—	—
Tax effect	(1,042)	385	—	—

Net change	2,105	1,211	—	—

- Share of other comprehensive income of equity method investees:
Change in unrealized gains (losses)	780	(930)	582	87

- Interest rate swaps under hedge accounting and others:
Change in unrealized gains (losses)	433	143	(295)	(44)

- Forward exchange contracts under hedge accounting:
Change in unrealized gains (losses)	169	(85)	—	—

Other comprehensive income (loss)	1,340	(466)	1,355	202

Total comprehensive income	42,566	60,946	81,589	12,157
Total comprehensive loss attributable to noncontrolling interests	389	2,215	6,637	989

Total comprehensive income attributable to ordinary shareholders	42,955	63,161	88,226	13,146

The accompanying notes form an integral part of these consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED
CONSOLIDATED BALANCE SHEETS

		As of March 31,
		2018	2019
		RMB	RMB	US$
				(Note 2(a))
		(in millions)
	Notes
Assets
Current assets:
Cash and cash equivalents	2(p)	199,309	189,976	28,308
Short-term investments	2(q)	6,086	3,262	486
Restricted cash and escrow receivables	10	3,417	8,518	1,269
Investment securities	11	4,815	9,927	1,479
Prepayments, receivables and other assets	12	43,228	58,590	8,730

Total current assets		256,855	270,273	40,272
Investment securities	11	38,192	157,090	23,407
Prepayments, receivables and other assets	12	26,274	28,018	4,175
Investments in equity investees	13	139,700	84,454	12,584
Property and equipment, net	14	66,489	92,030	13,713
Intangible assets, net	15	27,465	68,276	10,173
Goodwill	16	162,149	264,935	39,477

Total assets		717,124	965,076	143,801

Liabilities, mezzanine equity and shareholders' equity
Current liabilities:
Current bank borrowings	19	6,028	7,356	1,096
Current unsecured senior notes	20	—	15,110	2,251
Income tax payable		13,689	17,685	2,635
Escrow money payable	10	3,053	8,250	1,229
Accrued expenses, accounts payable and other liabilities	18	81,165	117,711	17,540
Merchant deposits	2(ad)	9,578	10,762	1,604
Deferred revenue and customer advances	17	22,297	30,795	4,589

Total current liabilities		135,810	207,669	30,944
Deferred revenue	17	993	1,467	219
Deferred tax liabilities	7	19,312	22,517	3,355
Non-current bank borrowings	19	34,153	35,427	5,279
Non-current unsecured senior notes	20	85,372	76,407	11,385
Other liabilities	18	2,045	6,187	922

Total liabilities		277,685	349,674	52,104

The accompanying notes form an integral part of these consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED
CONSOLIDATED BALANCE SHEETS (CONTINUED)

		As of March 31,
		2018	2019
		RMB	RMB	US$
				(Note 2(a))
		(in millions)
	Notes
Commitments and contingencies	23, 24	—	—	—
Mezzanine equity		3,001	6,819	1,016
Shareholders' equity:
Ordinary shares, US$0.000025 par value; 4,000,000,000 shares authorized as of March 31, 2018 and 2019; 2,571,929,843 and 2,587,059,572 shares issued and outstanding as of March 31, 2018 and 2019, respectively		1	1	—
Additional paid-in capital		186,764	231,783	34,537
Treasury shares, at cost	2(ag)	(2,233)	—	—
Restructuring reserve	4(a)	(361)	(97)	(15)
Subscription receivables		(163)	(49)	(7)
Statutory reserves	2(ah)	4,378	5,068	755
Accumulated other comprehensive income (loss)
Cumulative translation adjustments		(3,594)	(2,592)	(386)
Unrealized gains on available-for-sale securities, interest rate swaps and others		8,677	257	38
Retained earnings		172,353	257,886	38,426

Total shareholders' equity		365,822	492,257	73,348
Noncontrolling interests		70,616	116,326	17,333

Total equity		436,438	608,583	90,681

Total liabilities, mezzanine equity and equity		717,124	965,076	143,801

The accompanying notes form an integral part of these consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

								Accumulated other comprehensive income (loss)
									Unrealized gains (losses) on available-for-sale securities, interest rate swaps and others
	Ordinary shares
			Additional paid-in capital	Treasury shares	Restructuring reserve (Note 4(a))	Subscription receivables	Statutory reserves	Cumulative translation adjustments		Retained earnings	Total shareholders' equity	Noncontrolling interests	Total equity
	Share	Amount
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(in millions, except share data)
Balance as of April 1, 2016	2,473,927,859	1	132,206	—	(888)	(172)	3,244	(1,050)	4,894	78,752	216,987	32,552	249,539
Foreign currency translation adjustment	—	—	—	—	—	(17)	—	(2,612)	322	—	(2,307)	99	(2,208)
Net change in unrealized gains on available-for-sale securities	—	—	—	—	—	—	—	—	2,105	—	2,105	—	2,105
Share of additional paid-in capital and other comprehensive income of equity method investees	—	—	1,419	—	—	—	—	—	780	—	2,199	—	2,199
Change in fair value of forward exchange contracts under hedge accounting	—	—	—	—	—	—	—	—	169	—	169	—	169
Change in fair value of interest rate swaps under hedge accounting	—	—	—	—	—	—	—	—	433	—	433	—	433
Net income for the year	—	—	—	—	—	—	—	—	—	43,675	43,675	(488)	43,187
Deconsolidation of subsidiaries	—	—	—	—	—	—	—	44	—	—	44	—	44
Acquisition of subsidiaries	—	—	—	—	—	—	—	—	—	—	—	9,209	9,209
Issuance of shares, including exercise of share options and vesting of early exercised options and RSUs, including repayment of related employee loans	56,165,655	—	575	—	—	126	—	—	—	—	701	—	701
Repurchase and retirement of ordinary shares	(27,054,014)	—	(149)	—	—	—	—	—	—	(13,033)	(13,182)	—	(13,182)
Transactions with noncontrolling interests	—	—	210	—	—	—	—	—	—	—	210	571	781
Amortization of compensation cost	—	—	15,610	—	—	—	—	—	—	—	15,610	487	16,097
Tax benefits from share-based awards	—	—	689	—	—	—	—	—	—	—	689	—	689
Issuance of ordinary shares (Note 4(y))	26,324,689	—	14,012	(2,823)	—	—	—	—	—	—	11,189	—	11,189
Exercise of right of subscription by noncontrolling interest for Partner Capital Investment Plan (Note 8(c))	—	—	—	—	—	—	—	—	—	—	—	100	100
Appropriation to statutory reserves	—	—	—	—	—	—	836	—	—	(836)	—	—	—
Others	—	—	13	—	264	—	—	—	—	—	277	(200)	77

Balance as of March 31, 2017	2,529,364,189	1	164,585	(2,823)	(624)	(63)	4,080	(3,618)	8,703	108,558	278,799	42,330	321,129

The accompanying notes form an integral part of these consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (CONTINUED)

								Accumulated other comprehensive income (loss)
									Unrealized gains (losses) on available-for-sale securities, interest rate swaps and others
	Ordinary shares
			Additional paid-in capital	Treasury shares	Restructuring reserve (Note 4(a))	Subscription receivables	Statutory reserves	Cumulative translation adjustments		Retained earnings	Total shareholders' equity	Noncontrolling interests	Total equity
	Share	Amount
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(in millions, except share data)
Balance as of April 1, 2017	2,529,364,189	1	164,585	(2,823)	(624)	(63)	4,080	(3,618)	8,703	108,558	278,799	42,330	321,129
Foreign currency translation adjustment	—	—	—	—	—	14	—	24	(366)	—	(328)	(463)	(791)
Net change in unrealized gains on available-for-sale securities	—	—	—	—	—	—	—	—	1,212	—	1,212	(1)	1,211
Share of additional paid-in capital and other comprehensive income of equity method investees	—	—	(525)	—	—	—	—	—	(930)	—	(1,455)	—	(1,455)
Change in fair value of forward exchange contracts under hedge accounting	—	—	—	—	—	—	—	—	(85)	—	(85)	—	(85)
Change in fair value of interest rate swaps under hedge accounting	—	—	—	—	—	—	—	—	143	—	143	—	143
Net income for the year	—	—	—	—	—	—	—	—	—	64,093	64,093	(1,751)	62,342
Acquisition of subsidiaries	—	—	—	—	—	—	—	—	—	—	—	40,087	40,087
Issuance of shares, including exercise of share options and vesting of early exercised options and RSUs, including repayment of related employee loans	42,565,654	—	3,945	—	—	(114)	—	—	—	—	3,831	—	3,831
Transactions with noncontrolling interests	—	—	(186)	—	—	—	—	—	—	—	(186)	(10,513)	(10,699)
Amortization of compensation cost	—	—	19,053	—	—	—	—	—	—	—	19,053	1,039	20,092
Partial disposal of the Company's shares by Suning (Note 4(y))	—	—	—	590	—	—	—	—	—	—	590	—	590
Appropriation to statutory reserves	—	—	—	—	—	—	298	—	—	(298)	—	—	—
Others	—	—	(108)	—	263	—	—	—	—	—	155	(112)	43

Balance as of March 31, 2018	2,571,929,843	1	186,764	(2,233)	(361)	(163)	4,378	(3,594)	8,677	172,353	365,822	70,616	436,438

The accompanying notes form an integral part of these consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (CONTINUED)

								Accumulated other comprehensive income (loss)
									Unrealized gains (losses) on available-for-sale securities, interest rate swaps and others
	Ordinary shares
			Additional paid-in capital	Treasury shares	Restructuring reserve (Note 4(a))	Subscription receivables	Statutory reserves	Cumulative translation adjustments		Retained earnings	Total shareholders' equity	Noncontrolling interests	Total equity
	Share	Amount
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(in millions, except share data)
Balance as of March 31, 2018	2,571,929,843	1	186,764	(2,233)	(361)	(163)	4,378	(3,594)	8,677	172,353	365,822	70,616	436,438
Cumulative effect of change in accounting principle (Note 2(t))	—	—	—	—	—	—	—	(32)	(8,164)	8,196	—	—	—

Balance as of April 1, 2018	2,571,929,843	1	186,764	(2,233)	(361)	(163)	4,378	(3,626)	513	180,549	365,822	70,616	436,438

Foreign currency translation adjustment	—	—	—	—	—	(12)	—	452	39	—	479	577	1,056
Share of additional paid-in capital and other comprehensive income of equity method investees	—	—	142	—	—	—	—	582	—	—	724	—	724
Change in fair value of interest rate swaps under hedge accounting and others	—	—	—	—	—	—	—	—	(295)	—	(295)	—	(295)
Net income for the year	—	—	—	—	—	—	—	—	—	87,886	87,886	(7,214)	80,672
Acquisition of subsidiaries	—	—	7,515	—	—	—	—	—	—	—	7,515	49,805	57,320
Issuance of shares, including vesting of RSUs and early exercised options and exercise of share options	26,001,439	—	228	—	—	126	—	—	—	—	354	—	354
Repurchase and retirement of ordinary shares	(10,871,710)	—	(1,013)	—	—	—	—	—	—	(9,859)	(10,872)	—	(10,872)
Transactions with noncontrolling interests	—	—	3,412	—	—	—	—	—	—	—	3,412	406	3,818
Amortization of compensation cost	—	—	35,015	—	—	—	—	—	—	—	35,015	2,586	37,601
Disposal of the Company's shares by Suning (Note 4(y))	—	—	—	2,233	—	—	—	—	—	—	2,233	—	2,233
Appropriation to statutory reserves	—	—	—	—	—	—	690	—	—	(690)	—	—	—
Others	—	—	(280)	—	264	—	—	—	—	—	(16)	(450)	(466)

Balance as of March 31, 2019	2,587,059,572	1	231,783	—	(97)	(49)	5,068	(2,592)	257	257,886	492,257	116,326	608,583

The accompanying notes form an integral part of these consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended March 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
				(Note 2(a))
	(in millions)
Cash flows from operating activities:
Net income	41,226	61,412	80,234	11,955
Adjustments to reconcile net income to net cash provided by operating activities:
Revaluation gain on previously held equity interest	(770)	(24,436)	(30,187)	(4,498)
Gain on disposals of equity investees	(536)	(2,971)	(42)	(6)
Realized and unrealized gain related to investment securities	(5,488)	(70)	(16,082)	(2,396)
Change in fair value of other assets and liabilities	(759)	1,415	(1,422)	(212)
Loss (Gain) on disposals of subsidiaries	35	(14)	4	—
Depreciation and amortization of property and equipment and land use rights	5,284	8,789	14,962	2,229
Amortization of intangible assets and licensed copyrights	9,008	13,231	22,118	3,295
Tax benefits from share-based awards	(1,369)	—	—	—
Share-based compensation expense	15,995	20,075	37,491	5,586
Impairment of cost method investees and investment securities	2,298	1,816	10,867	1,619
Impairment of goodwill and licensed copyrights	857	1,295	2,843	424
Loss (Gain) on disposals of property and equipment	34	(95)	55	8
Amortization of restructuring reserve	264	264	264	39
Share of results of equity investees	5,027	20,792	(566)	(84)
Deferred income taxes	281	976	(2,197)	(327)
Allowance for doubtful accounts	1,680	601	383	57
Changes in assets and liabilities, net of effects of acquisitions and disposals:
Prepayments, receivables and other assets	(8,237)	(14,765)	(10,185)	(1,517)
Income tax payable	4,698	6,610	3,060	456
Escrow money payable	2,528	643	5,197	774
Accrued expenses, accounts payable and other liabilities	5,312	23,158	24,355	3,629
Merchant deposits	875	1,389	1,184	177
Deferred revenue and customer advances	4,611	5,690	8,639	1,288

Net cash provided by operating activities	82,854	125,805	150,975	22,496

Cash flows from investing activities:
Decrease (Increase) in short-term investments, net	5,761	(730)	8,028	1,196
Decrease in trading securities, net	468	—	—	—
Payments for settlement of forward exchange contracts	(256)	(582)	(15)	(3)
Acquisitions of investment securities	(4,677)	(11,872)	(72,472)	(10,799)
Disposals of investment securities	4,354	7,223	10,057	1,499
Acquisitions of equity investees	(39,429)	(53,742)	(11,860)	(1,767)
Disposals of equity investees	4,941	6,185	282	42
Acquisitions of:
Land use rights and construction in progress relating to office campus	(5,326)	(4,027)	(3,146)	(468)
Other property and equipment	(5,680)	(15,601)	(32,336)	(4,818)
Licensed copyrights and other intangible assets	(6,540)	(10,208)	(14,161)	(2,110)
Cash paid for business combinations, net of cash acquired	(33,448)	(515)	(35,434)	(5,280)
Deconsolidation and disposal of subsidiaries, net of cash proceeds	250	(27)	(10)	(2)
Loans to employees, net of repayments	3	132	7	1

Net cash used in investing activities	(79,579)	(83,764)	(151,060)	(22,509)

The accompanying notes form an integral part of these consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

	Year ended March 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
				(Note 2(a))
	(in millions)
Cash flows from financing activities:
Issuance of ordinary shares	14,607	399	354	53
Repurchase of ordinary shares	(13,182)	—	(10,872)	(1,620)
Acquisition of additional equity interests in non-wholly owned subsidiaries	—	(13,627)	(1,123)	(167)
Payment for settlement of contingent consideration	—	(770)	—	—
Subscription of rights for Partner Capital Investment Plan (Note 8(c))	87	—	—	—
Dividends paid by non-wholly owned subsidiaries to noncontrolling interests	(163)	(112)	(226)	(34)
Capital injection from noncontrolling interests	1,543	1,124	8,706	1,297
Tax benefits from share-based awards	689	—	—	—
Proceeds from bank borrowings and other borrowings	96,677	26,824	12,116	1,806
Repayment of bank borrowings	(67,344)	(30,414)	(16,347)	(2,436)
Proceeds from unsecured senior notes	—	45,817	—	—
Repayment of unsecured senior notes	—	(8,602)	—	—
Upfront fee payment for a revolving credit facility	—	(280)	—	—

Net cash provided by (used in) financing activities	32,914	20,359	(7,392)	(1,101)

Effect of exchange rate changes on cash and cash equivalents, restricted cash and escrow receivables	2,038	(6,065)	3,245	484

Increase (Decrease) in cash and cash equivalents, restricted cash and escrow receivables	38,227	56,335	(4,232)	(630)
Cash and cash equivalents, restricted cash and escrow receivables at beginning of year	108,164	146,391	202,726	30,207

Cash and cash equivalents, restricted cash and escrow receivables at end of year	146,391	202,726	198,494	29,577

The accompanying notes form an integral part of these consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

Supplemental disclosures of cash flow information:

Payment of income taxes

Income tax paid was RMB9,652 million, RMB10,058 million and RMB15,713 million, for the years ended March 31, 2017, 2018 and 2019, respectively.

Payment of interest

Interest paid was RMB2,465 million, RMB2,884 million and RMB4,972 million for the years ended March 31, 2017, 2018 and 2019, respectively.

Business combinations

	Year ended March 31,
	2017	2018	2019
	(in millions of RMB)
Cash paid for business combinations	(41,836)	(17,300)	(48,206)
Cash acquired in business combinations	8,388	16,785	12,772

	(33,448)	(515)	(35,434)

The accompanying notes form an integral part of these consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

1.     Organization and principal activities

  Alibaba Group Holding Limited (the "Company") is a limited liability company, which was incorporated in the Cayman Islands on June 28, 1999. The Company is a holding company and conducts its businesses primarily through its subsidiaries. In these consolidated financial statements, where appropriate, the term "Company" also refers to its subsidiaries as a whole. The Company provides the technology infrastructure and marketing reach to help merchants, brands and other businesses to leverage the power of new technology to engage with their users and customers and operate in a more efficient way. Major shareholders of the Company include SoftBank Group Corp. (together with its subsidiaries, "SoftBank") and Altaba Inc. (formerly known as Yahoo! Inc.) ("Altaba").

  The Company has four operating and reportable segments, namely core commerce, cloud computing, digital media and entertainment, and innovation initiatives and others.

  The Company's core commerce segment is mainly comprised of (i) the retail and wholesale commerce businesses, (ii) the logistics services business and (iii) the local consumer services business. Retail commerce businesses in the People's Republic of China (the "PRC" or "China") primarily include the mobile commerce destination ("Taobao Marketplace") and the third-party online and mobile platform for brands and retailers ("Tmall"). Retail commerce businesses — cross-border and global include the e-commerce platform across Southeast Asia operated by Lazada (Note 4(i)), the global retail marketplace enabling consumers from around the world to buy directly from manufacturers and distributors primarily in China ("AliExpress") and the import e-commerce platform that allows overseas brands and retailers to reach Chinese consumers ("Tmall Global"). Wholesale commerce businesses in China include the integrated domestic wholesale marketplace ("1688.com"). Wholesale commerce businesses — cross-border and global include the integrated international online wholesale marketplace ("Alibaba.com"). Logistics services business includes a logistics data platform and a nationwide fulfillment network through Cainiao Network (Note 4(f)). Local consumer services business includes the on-demand delivery and local services platform operated by Ele.me (Note 4(c)) and the restaurant and local services guide platform for in-store consumption operated by Koubei (Note 4(c)).

  The Company's cloud computing segment is comprised of Alibaba Cloud, which offers a complete suite of cloud services including elastic computing, database, storage, network virtualization services, large scale computing, security, management and application services, big data analytics, a machine learning platform and Internet of Things ("IoT") services.

  The Company's digital media and entertainment segment leverages the Company's deep data insights to serve the broader interests of consumers through two key distribution platforms, Youku (Note 4(h)) and UC Browser, and through Alibaba Pictures (Note 4(b)) and the Company's other diverse content platforms that provide online videos, films, live events, news feeds, literature and music, among other areas.

  The Company's innovation initiatives and others segment includes businesses such as Amap (formerly AutoNavi), DingTalk, Tmall Genie and others.

  The Company has a profit sharing interest in Zhejiang Ant Small and Micro Financial Services Group Co., Ltd. (together with its subsidiaries including Alipay.com Co., Ltd. ("Alipay"), "Ant Financial") (Note 4(a)). Ant Financial is an unconsolidated related party that provides payment and financial services to consumers and merchants on the Company's platforms.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

2.     Summary of significant accounting policies

(a)   Basis of presentation

  The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

  Translations of balances in the consolidated balance sheet, consolidated income statement, consolidated statement of comprehensive income and consolidated statement of cash flows from Renminbi ("RMB") into the United States Dollar ("US$") as of and for the year ended March 31, 2019 are solely for the convenience of the readers and are calculated at the rate of US$1.00=RMB6.7112, representing the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on March 29, 2019. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at this rate, or at any other rate.

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

(c)   Consolidation

  The consolidated financial statements include the financial statements of the Company and its subsidiaries, which include the PRC-registered entities directly or indirectly wholly owned by the Company ("WFOEs") and variable interest entities ("VIEs") over which the Company is the primary beneficiary. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation. The results of subsidiaries acquired or disposed of are recorded in the consolidated income statements from the effective date of acquisition or up to the effective date of disposal, as appropriate.

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

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

2.     Summary of significant accounting policies (Continued)

(c)   Consolidation (Continued)

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

    Exclusive call option agreements

    The equity holders of the VIEs have granted the WFOEs exclusive call options to purchase their equity interest in the VIEs at an exercise price equal to the higher of (i) the paid-in registered capital in the VIEs; and (ii) the minimum price as permitted by applicable PRC laws. Each relevant VIE has further granted the relevant WFOE an exclusive call option to purchase its assets at an exercise price equal to the book value of the assets or the minimum price as permitted by applicable PRC laws, whichever is higher. Certain VIEs and their equity holders will also jointly grant the WFOEs (A) exclusive call options to request the VIEs to decrease their registered capital at an exercise price equal to the higher of (i) the paid-in registered capital in the VIEs and (ii) the minimum price as permitted by applicable PRC laws (the "Capital Decrease Price"), and (B) exclusive call options to subscribe for the increased capital of the VIEs at a price equal to the sum of the Capital Decrease Price and the unpaid registered capital, if applicable, as of the capital decrease. The WFOEs may nominate another entity or individual to purchase the equity interest or assets, or to subscribe for the increased capital, if applicable, under the call options. Execution of each call option shall not violate the applicable PRC laws, rules and regulations. Each equity holder of the VIE has agreed that the following amounts, to the extent in excess of the original registered capital that they contributed to the VIE (after deduction of relevant tax expenses), belong to and shall be

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

2.     Summary of significant accounting policies (Continued)

(c)   Consolidation (Continued)

    paid to the WFOEs: (i) proceeds from the transfer of its equity interests in the VIE, (ii) proceeds received in connection with a capital decease in the VIE, and (iii) distributions or liquidation residuals from the disposal of its equity interests in the VIE upon termination or liquidation. Moreover, any profits, distributions or dividends (after deduction of relevant tax expenses) received by the VIEs also belong to and shall be paid to the WFOEs. The exclusive call option agreements remain in effect until the equity interest or assets that are the subject of these agreements are transferred to the WFOEs.

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

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

2.     Summary of significant accounting policies (Continued)

(c)   Consolidation (Continued)

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

  The following financial information of the VIEs in the PRC was recorded in the accompanying consolidated financial statements:

	As of March 31,
	2018	2019
	(in millions of RMB)
Cash and cash equivalents and short-term investments	7,507	15,019
Investments in equity investees and investment securities	26,611	28,230
Accounts receivable, net of allowance	5,733	9,540
Amounts due from non-VIE subsidiaries of the Company	1,949	6,398
Prepayment for licensed copyrights	1,736	2,633
Property and equipment and intangible assets	6,788	6,161
Others	4,139	5,992
Total assets	54,463	73,973
Amounts due to non-VIE subsidiaries of the Company	41,090	60,273
Accruals for purchase of licensed copyrights	3,686	3,498
Accrued expenses, accounts payable and other liabilities	10,931	14,594
Deferred revenue and customer advances	4,997	7,213
Deferred tax liabilities	995	448
Total liabilities	61,699	86,026

	Year ended March 31,
	2017	2018	2019
	(in millions of RMB)
Revenue (i)	24,712	32,898	66,674
Net loss	(4,688)	(6,167)	(7,063)
Net cash provided by operating activities	3,220	5,547	4,163
Net cash used in investing activities	(2,557)	(20,366)	(8,503)
Net cash provided by financing activities	2,688	14,286	12,373
  (i)
  Revenue generated by the VIEs are primarily from cloud computing services, digital media and entertainment services, local consumer services and others.

  The VIEs did not have any material related party transactions except for the related party transactions which are disclosed in Note 21 or elsewhere in these consolidated financial statements, and those transactions with other subsidiaries that are not VIEs, which were eliminated upon consolidation.

  Under the contractual arrangements with the VIEs, the Company has the power to direct activities of the VIEs and can have assets transferred out of the VIEs under its control. Therefore, the Company considers

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

2.     Summary of significant accounting policies (Continued)

(c)   Consolidation (Continued)

  that there is no asset in any of the VIEs that can be used only to settle obligations of the VIEs, except for registered capital and PRC statutory reserves. As all VIEs are incorporated as limited liability companies under the Company Law of the PRC, creditors of the VIEs do not have recourse to the general credit of the Company for any of the liabilities of the VIEs.

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

(d)  Business combinations and noncontrolling interests

  The Company accounts for its business combinations using the acquisition method of accounting in accordance with Accounting Standards Codification ("ASC") 805 "Business Combinations." The cost of an acquisition is measured as the aggregate of the acquisition date fair value of the assets transferred to the sellers, liabilities incurred by the Company and equity instruments issued by the Company. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets acquired and liabilities assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total costs of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated income statements. During the measurement period, which can be up to one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Subsequent to the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any further adjustments are recorded in the consolidated income statements.

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
FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

2.     Summary of significant accounting policies (Continued)

(d)  Business combinations and noncontrolling interests (Continued)

  For the Company's non-wholly owned subsidiaries, a noncontrolling interest is recognized to reflect the portion of equity that is not attributable, directly or indirectly, to the Company. When the noncontrolling interest is contingently redeemable upon the occurrence of a conditional event, which is not solely within the control of the Company, the noncontrolling interest is classified as mezzanine equity. The Company accretes changes in the redemption value over the period from the date that it becomes probable that the mezzanine equity will become redeemable to the earliest redemption date using the effective interest method. Consolidated net income in the consolidated income statements includes net income (loss) attributable to noncontrolling interests and mezzanine equity holders when applicable. Net loss attributable to mezzanine equity holders is included in net loss attributable to noncontrolling interests in the consolidated income statements, while it is excluded from the consolidated statements of changes in shareholders' equity. During the years ended March 31, 2017, 2018 and 2019, net loss attributable to mezzanine equity holders amounted to RMB1,961 million, RMB930 million and RMB438 million, respectively. The cumulative results of operations attributable to noncontrolling interests, along with adjustments for share-based compensation expense arising from outstanding share-based awards relating to subsidiaries' shares, are also recorded as noncontrolling interests on the Company's consolidated balance sheets. Cash flows related to transactions with noncontrolling interests are presented under financing activities in the consolidated statements of cash flows.

(e)   Segment reporting

  Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker (the "CODM"), which is comprised of certain members of the Company's management team. The Company had four operating and reportable segments during the periods presented as set out in Notes 1 and 25.

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

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

2.     Summary of significant accounting policies (Continued)

(g)   Revenue recognition

  In April 2018, the Company adopted Accounting Standards Update ("ASU") 2014-09, "Revenue from Contracts with Customers (Topic 606)," including related amendments and implementation guidance within ASU 2015-14, ASU 2016-08, ASU 2016-10, ASU 2016-12 and ASU 2016-20 (collectively, including ASU 2014-09, "ASC 606"), issued by the Financial Accounting Standards Board ("FASB").

  ASC 606 supersedes the revenue recognition requirements in ASC 605 and requires entities to recognize revenue in a way that depicts the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company adopted ASC 606 beginning on April 1, 2018 using the modified retrospective method applied to those contracts with the customers which were not completed as of April 1, 2018.

  Results for reporting periods beginning on April 1, 2018 are presented under ASC 606, while prior period amounts have not been adjusted and continue to be reported in accordance with ASC 605. The impact of adopting the new revenue standard was not material to the consolidated financial statements and there was no adjustment to the beginning retained earnings on April 1, 2018.

  Revenue is principally comprised of customer management revenue, commissions on transactions, membership fees, logistics services revenue, cloud computing services revenue, sales of goods and other revenue. Revenue represents the amount of consideration the Company is entitled to upon the transfer of promised goods or services in the ordinary course of the Company's activities and is recorded net of value-added tax ("VAT"). Consistent with the criteria of ASC 606 "Revenue from Contracts with Customers," the Company recognizes revenue when performance obligations are satisfied by transferring control of a promised good or service to a customer. For performance obligations that are satisfied at a point in time, the Company also considers the following indicators to assess whether control of a promised good or service is transferred to the customer: (i) right to payment, (ii) legal title, (iii) physical possession, (iv) significant risks and rewards of ownership and (v) acceptance of the good or service. For performance obligations satisfied over time, the Company recognizes revenue over time by measuring the progress toward complete satisfaction of a performance obligation.

  For revenue arrangements with multiple distinct performance obligations, each distinct performance obligation is separately accounted for and the total consideration is allocated to each performance obligation based on the relative standalone selling price at contract inception. Revenue arrangements with multiple distinct performance obligations, such as the sale of membership packages and customer management services on wholesale marketplaces and Youku's platforms, are not significant to the Company's total revenue.

  The Company evaluates if it is a principal or an agent in a transaction to determine whether revenue should be recorded on a gross or net basis. The Company is acting as the principal if it obtains control over the goods and services before they are transferred to customers. When the Company is primarily obligated in a transaction, is generally subject to inventory risk, has latitude in establishing prices, or has several but not all of these indicators, the Company acts as the principal and revenue is recorded on a gross basis. When the Company is not primarily obligated in a transaction, does not generally bear the inventory risk and does not have the ability to establish the price, the Company acts as the agent and revenue is recorded on a net basis.

  When services are exchanged or swapped for other services, revenue is recognized based on the estimated standalone selling price of services promised to customer if the fair value of the services received cannot be

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

2.     Summary of significant accounting policies (Continued)

(g)   Revenue recognition (Continued)

  reasonably estimated. The amount of revenue recognized for barter transactions was not material for each of the periods presented.

  Practical expedients and exemptions

  The Company applies the practical expedient to not disclose the value of unsatisfied performance obligations for contracts with an original expected duration of one year or less and contracts for which revenue is recognized at the amount to which the Company has the right to invoice for services performed.

  The Company does not have any contracts where the period between the transfer of the promised goods or services to the customer and payment by the customer exceeds one year. As a result, the Company applies the practical expedient and does not adjust any of the transaction price for the time value of money.

  Revenue recognition policies by type are as follows:

  (i)
  Customer management revenue

    Within the core commerce segment, the Company provides the following customer management services to merchants on the Company's retail and wholesale marketplaces and certain third-party marketing affiliates' websites:

    Pay for performance ("P4P") marketing services

    P4P marketing services allow merchants to bid for keywords that match product or service listings appearing in search or browser results on the Company's marketplaces. Merchants bid for keywords through an online bidding system. The positioning of the listings and the price for the positioning are determined through an online auction system, which facilitates price discovery through a market-based mechanism. In general, merchants prepay for P4P marketing services and the related revenue is recognized when a user clicks their product or service listings as this is the point of time when the merchants benefit from the marketing services rendered.

    Display marketing services

    Display marketing services allow merchants to place advertisements on the Company's marketplaces, at fixed prices or prices established by a real-time bidding system and in particular formats. In general, merchants need to prepay for display marketing which is accounted for as customer advances and revenue is recognized either ratably over the period in which the advertisement is displayed as the merchants simultaneously consume the benefits as the advertisement is displayed or when an advertisement is viewed by users, depending on the type of marketing services selected by the merchants.

    The Company also places P4P marketing services content and display marketing content through the third-party marketing affiliate program. A substantial portion of customer management revenue generated through the third-party marketing affiliate program represented P4P marketing services revenue. In delivery of these customer management services, the Company, through the third-party marketing affiliate program, places the P4P marketing services content of the participating merchants on third-party online resources in the forms of picture or text links through contextual relevance technology to match merchants' marketing content to the textual content of the third-party online resources and the users'

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

2.     Summary of significant accounting policies (Continued)

(g)   Revenue recognition (Continued)

    attributes based on the Company's systems and algorithms. When the links on third-party online resources are clicked, users are diverted to a landing page of the Company's marketplaces where listings of the participating merchant as well as similar products or services of other merchants are presented. In limited cases, the Company may embed a search box for one of its marketplaces on the third-party online resources, and when a keyword is input into the search box, the user will be diverted to the Company's marketplaces where search results are presented. Revenue is recognized when the users further click on the P4P marketing content on the landing pages. The Company places display marketing content on third-party online resources in a similar manner. In general, merchants need to prepay for display marketing which is accounted for as customer advances and revenue is recognized ratably over the period in which the advertisement is displayed as merchants simultaneously consume the benefits as the advertisement is displayed.

    P4P marketing services revenue as well as display marketing revenue generated on the Company's marketplaces or through the third-party marketing affiliate program are recorded on a gross basis when the Company is the principal to the merchants in the arrangements. For third-party marketing affiliates with whom the Company has an arrangement to share the revenue, traffic acquisition cost is also recognized at the same time if the P4P marketing content on the landing page clicked by the users is from merchants participating in the third-party marketing affiliate program.

    Taobaoke services

    In addition, the Company offers the Taobaoke program which generates commissions from merchants for transactions completed by consumers sourced from certain third-party marketing affiliates' websites and mobile apps. The commission rates on Taobaoke are set by the merchants. The Company's portion of commission revenue is recognized at the time when the underlying transaction is completed and is recorded on a net basis principally because the Company is not the principal as it does not have latitude in establishing prices or does not have inventory risk. In certain occasions where the Company is the principal of the arrangement (such as arrangements where the Company is obligated to pay for website inventory costs in fixed amounts to third-party marketing affiliates regardless of whether commission revenue is generated from these marketing affiliates), the commission revenue is recorded on a gross basis.

    Within the digital media and entertainment segment, the Company offers P4P marketing services to merchants and marketers on websites and mobile media operated by UCWeb. Revenue is recognized when a user clicks their product or service listings as this is the point of time when the merchants benefit from the marketing services rendered. In addition, marketers can also place advertisements on websites and mobile media operated by UCWeb and Youku's platforms in different formats, including video, banners, links, logos and buttons. Revenue is recognized ratably over the period in which the advertisement is displayed as the merchants simultaneously consume the benefits as the advertisement is displayed or when an advertisement is clicked or viewed by users, depending on the type of marketing services selected by the merchants.

  (ii)
  Commissions on transactions

    The Company earns commissions from merchants when transactions are completed on Tmall and certain other retail marketplaces of the Company. The commissions are generally determined as a percentage

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

2.     Summary of significant accounting policies (Continued)

(g)   Revenue recognition (Continued)

    based on the value of merchandise being sold by the merchants. The commission revenue includes merchant deposits that are expected to be non-refundable and is accounted for as variable consideration (Note 2(ad)). The variable consideration is estimated at contract inception and updated at the end of each reporting period if additional information becomes available. Revenue related to commissions is recognized in the consolidated income statements based on the expected value when the performance obligation is satisfied. Changes to the estimated variable consideration were not material for each of the periods presented.

  (iii)
  Membership fees

    The Company earns membership fees revenue from wholesale sellers in respect of the sale of membership packages and subscriptions that allow them to host premium storefronts on the Company's wholesale marketplaces, as well as the provision of other value-added services, and from customers in respect of the sale of membership packages which allow them to access premium content on Youku's paid content platforms. These service fees are paid in advance for a specific contracted service period. All these fees are initially deferred as deferred revenue and customer advances when received and revenue is recognized ratably over the term of the respective service contracts as the services are provided.

  (iv)
  Logistics services revenue

    The Company earns logistics services revenue from domestic and international one-stop-shop logistics services and the supply chain management solutions provided by Cainiao Network as well as on-demand delivery services provided by Ele.me. Revenue is recognized at the time when the logistics services are provided.

  (v)
  Cloud computing services revenue

    The Company earns cloud computing services revenue from the provision of services such as elastic computing, database, storage, network virtualization services, large scale computing, security, management and application services, big data analytics, and machine learning platform and IoT services. These cloud computing services allow customers to use hosted software over the contract period without taking possession of the software. Cloud computing services are mainly charged on either a subscription or consumption basis. Revenue related to cloud services charged on a subscription basis is recognized ratably over the contract period. Revenue related to cloud services charged on a consumption basis, such as the quantity of storage or elastic computing services used in a period, is recognized based on the customer utilization of the resources.

  (vi)
  Sales of goods

    Revenue from the sales of goods is mainly generated from Freshippo (formerly Hema), a unique proprietary grocery retail format and new retail pathfinder in the fast-moving consumer goods category, Tmall Global, Intime (Note 4(g)) and Lazada (Note 4(i)). Revenue from the sales of goods is recognized when the control over the promised goods is transferred to customers. Receipts of fees in respect of all other incidental goods or services provided by the Company that are distinct performance obligations are recognized when the control of the underlying goods or services is transferred to the customers. The amounts relating to these incidental services are not material to the Company's total revenue for each of the periods presented.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

2.     Summary of significant accounting policies (Continued)

(h)  Cost of revenue

  Cost of revenue consists primarily of logistics costs, cost of inventories, bandwidth and co-location fees, depreciation and maintenance expenses for servers and computers, call centers and other equipment, content acquisition costs, staff costs and share-based compensation expense, traffic acquisition costs, payment processing fees and other related incidental expenses that are directly attributable to the Company's principal operations.

(i)   Product development expenses

  Product development expenses consist primarily of staff costs and share-based compensation expense for research and development personnel and other expenses that are directly attributable to the development of new technologies and products for the businesses of the Company, such as the development of the Internet infrastructure, applications, operating systems, software, databases and networks.

  The Company expenses all costs that are incurred in connection with the planning and implementation phases of development and costs that are associated with repair or maintenance of the existing websites or the development of software and website content. Costs incurred in the development phase are capitalized and amortized over the estimated product life. However, since the inception of the Company, the amount of costs qualifying for capitalization has been insignificant. As a result, all website and software development costs have been expensed as incurred.

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

  The Company expenses the costs of producing advertisements at the time production occurs, and expenses the costs of delivering advertisements in the period in which the advertising space or airtime is used. Advertising and promotional expenses totaled RMB8,799 million, RMB16,814 million and RMB22,013 million during the years ended March 31, 2017, 2018 and 2019, respectively.

(k)   Share-based compensation

  Share-based awards granted are measured at fair value on grant date and share-based compensation expense is recognized (i) immediately at the grant date if no vesting conditions are required, or (ii) using the accelerated attribution method, net of estimated forfeitures, over the requisite service period. The fair values of restricted share units ("RSUs") and restricted shares are determined with reference to the fair value of the underlying shares and the fair value of share options is generally determined using the Black-Scholes valuation model. Share-based awards granted to non-employees are initially measured at fair value on the grant date and re-measured at each reporting date through the vesting date. The value is recognized as an expense over the respective service period, net of estimated forfeitures. Share-based compensation expense, when recognized, is charged to the consolidated income statements with the corresponding entry to additional paid-in capital, liability or noncontrolling interests as disclosed in Note 2(d).

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

2.     Summary of significant accounting policies (Continued)

(k)   Share-based compensation (Continued)

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

(l)   Other employee benefits

  The Company's subsidiaries in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain retirement, medical and other welfare benefits are provided to employees. The relevant labor regulations require the Company's subsidiaries in the PRC to pay the local labor and social welfare authorities monthly contributions based on the applicable benchmarks and rates stipulated by the local government. The relevant local labor and social welfare authorities are responsible for meeting all retirement benefits obligations and the Company's subsidiaries in the PRC have no further commitments beyond their monthly contributions. The contributions to the plan are expensed as incurred. During the years ended March 31, 2017, 2018 and 2019, contributions to the plan amounting to RMB2,710 million, RMB3,587 million and RMB5,608 million, respectively, were charged to the consolidated income statements.

  The Company also makes payments to other defined contribution plans and defined benefit plans for the benefit of employees employed by subsidiaries outside of the PRC. Amounts contributed during the years ended March 31, 2017, 2018 and 2019 were insignificant.

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

  The Company adopts ASC 740 "Income Taxes" which prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures. The Company did not have significant unrecognized uncertain tax positions or any unrecognized liabilities, interest or penalties associated with unrecognized tax benefit as of and for the years ended March 31, 2017, 2018 and 2019.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

2.     Summary of significant accounting policies (Continued)

(n)  Government grants

  Government grants are recognized as income in other income, net or as a reduction of specific costs and expenses for which the grants are intended to compensate. Such amounts are recognized in the consolidated income statements upon receipt and when all conditions attached to the grants are fulfilled.

(o)   Leases

  Leases are classified as either capital or operating leases. Leases that transfer substantially all the benefits and risks incidental to the ownership of assets are accounted for as capital leases as if there was an acquisition of an asset and incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases wherein rental payments (net of any incentives received from the lessor) are recognized in the consolidated income statements on a straight-line basis over the lease terms. The Company had no significant capital leases for the years ended March 31, 2017, 2018 and 2019.

(p)  Cash and cash equivalents

  The Company considers all short-term, highly liquid investments with an original maturity of three months or less, when purchased, to be cash equivalents. Cash and cash equivalents primarily represent bank deposits, fixed deposits with maturities of less than three months and investments in money market funds. As of March 31, 2018 and 2019, the Company had certain amounts of cash held in accounts managed by Alipay in connection with the provision of online and mobile commerce and related services for a total amount of RMB1,687 million and RMB3,720 million, respectively, which have been classified as cash and cash equivalents on the consolidated balance sheets.

(q)  Short-term investments

  Short-term investments consist primarily of investments in fixed deposits with maturities between three months and one year and investments in money market funds or other investments that the Company has the intention to redeem within one year. As of March 31, 2018 and 2019, the investments in fixed deposits that were recorded as short-term investments amounted to RMB2,919 million and RMB961 million, respectively. As of the same dates, the Company had certain amounts of short-term investments held in accounts managed by Alipay for a total amount of RMB890 million and nil, respectively.

(r)   Accounts receivable

  Accounts receivable represents the amounts that the Company has an unconditional right to consideration. The Company maintains an allowance for doubtful accounts to reserve for potentially uncollectible receivable amounts. The allowance for doubtful accounts is estimated based upon the Company's assessment of various factors including historical experience, the age of the accounts receivable balances, current economic conditions and other factors that may affect the customers' ability to pay.

(s)   Inventories

  Inventories mainly consist of merchandise available for sale. They are accounted for using the weighted average cost and stated at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

2.     Summary of significant accounting policies (Continued)

(t)   Investment securities

  Investment securities represent the Company's investments in equity securities that are not accounted for under the equity method or cost method, as well as other investments which primarily consist of debt investments.

  (i)
  Equity securities

    In April 2018, the Company adopted ASU 2016-01, "Financial Instruments — Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities," including related technical corrections and improvements issued within ASU 2018-13. ASU 2016-01 amended various aspects of the recognition, measurement, presentation, and disclosure for financial instruments, and simplified the impairment assessment and enhanced the disclosure requirements of equity investments.

    Prior to the adoption of ASU 2016-01, equity securities that have readily determinable fair values and were not accounted for using the equity method were classified as available-for-sale, and were carried at fair value with unrealized gains and losses recorded in accumulated other comprehensive income (loss) as a component of shareholders' equity. Upon the adoption of ASU 2016-01, the Company carries these equity securities at fair value with unrealized gains and losses recorded in the consolidated income statements. Unrealized gains recorded in accumulated other comprehensive income as of March 31, 2018 related to equity securities previously classified as available-for-sale, in the amount of RMB8,196 million, net of tax, were reclassified into retained earnings as of April 1, 2018.

    In addition, prior to the adoption of ASU 2016-01, the cost method was used to account for certain equity investments in privately held companies over which the Company neither has control nor significant influence through investments in common stock or in-substance common stock. Upon the adoption of ASU 2016-01, the Company no longer accounts for these equity securities using the cost method. Beginning on April 1, 2018, the Company elected to record a majority of equity investments in privately held companies using the measurement alternative at cost, less impairment, with subsequent adjustments for observable price changes resulting from orderly transactions for identical or similar investments of the same issuer that were completed on or after April 1, 2018. These equity securities, which amounted to RMB59,942 million as of March 31, 2018, were previously classified under investments in equity investees (Note 2(u)) and were reclassified into investment securities on the consolidated balance sheets as of April 1, 2018. The consolidated balance sheet as of March 31, 2018 was not retrospectively adjusted.

    Equity investments in privately held companies accounted for using the measurement alternative are subject to periodic impairment reviews. The Company's impairment analysis considers both qualitative and quantitative factors that may have a significant effect on the fair value of these equity securities.

    In computing realized gains and losses on equity securities, the Company determines cost based on amounts paid using the average cost method. Dividend income is recognized when the right to receive the payment is established.

  (ii)
  Debt investments

    Debt investments are generally stated at amortized cost. The maturities of these debt investments generally range from one to ten years. In addition, the Company has elected the fair value option for certain investments including convertible bonds subscribed. The fair value option permits the irrevocable election on an instrument-by-instrument basis at initial recognition of an asset or liability or upon an

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

2.     Summary of significant accounting policies (Continued)

(t)   Investment securities (Continued)

    event that gives rise to a new basis of accounting for that instrument. The investments accounted for under the fair value option are carried at fair value with realized or unrealized gains and losses recorded in the consolidated income statements. Interest income from debt investments is recognized using the effective interest method which is reviewed and adjusted periodically based on changes in estimated cash flows.

(u)  Investments in equity investees

  The Company applies the equity method to account for equity investments in common stock or in-substance common stock, according to ASC 323 "Investments — Equity Method and Joint Ventures," over which it has significant influence but does not own a majority equity interest or otherwise control.

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

  Under the equity method, the Company's share of the post-acquisition profits or losses of the equity investee is recognized in the consolidated income statements and its share of post-acquisition movements in accumulated other comprehensive income is recognized in other comprehensive income. The Company records its share of the results of the equity investees on a one quarter in arrears basis. The excess of the carrying amount of the investment over the underlying equity in net assets of the equity investee represents goodwill and intangible assets acquired. When the Company's share of losses in the equity investee equals or exceeds its interest in the equity investee, the Company does not recognize further losses, unless the Company has incurred obligations or made payments or guarantees on behalf of the equity investee.

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

  Prior to the adoption of ASU 2016-01, investments in equity investees also included certain equity investments in privately held companies over which the Company neither has control nor significant influence through investments in common stock or in-substance common stock, which were accounted for under the cost method. Under the cost method, the Company carried the investment at cost and recognized income to the extent of dividends received from the distribution of the equity investee's post-acquisition profits. Upon the adoption of ASU 2016-01, the Company no longer accounts for these equity securities using the cost method, and RMB59,942 million were reclassified into investment securities (Note 2(t)) as of April 1, 2018. The consolidated balance sheet as of March 31, 2018 was not retrospectively adjusted.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

2.     Summary of significant accounting policies (Continued)

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

(w)  Land use rights

  Land use rights represent lease prepayments to the local government authorities. Land use rights are carried at cost less accumulated amortization and any impairment loss. Amortization is provided to write off the cost of lease prepayments on a straight-line basis over the period of the right which is 30 – 50 years.

  As of March 31, 2019, the Company revised the presentation to report land use rights under prepayments, receivables and other assets (Note 12) on the consolidated balance sheet. Accordingly, land use rights, net as of March 31, 2018 in the amount of RMB9,377 million was reclassified to prepayments, receivables and other assets to conform with the current year presentation.

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

User base and customer relationships	1 – 16 years
Trade names, trademarks and domain names	3 – 20 years
Developed technology and patents	2 – 5 years
Non-compete agreements	over the contracted term of up to 6 years

(y)   Licensed copyrights

  Licensed copyrights related to titles to movies, television series, variety shows, animations and other video content acquired from external parties are carried at the lower of unamortized cost or net realizable value.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

2.     Summary of significant accounting policies (Continued)

(y)   Licensed copyrights (Continued)

  The amortization period for the licensed content vary depending on the type of content, which typically ranges from six months to ten years. Licensed copyrights are presented on the consolidated balance sheets as current assets under prepayments, receivables and other assets, or non-current assets under intangible assets, net, based on estimated time of usage. Licensed copyrights are generally amortized using an accelerated method based on historical viewership consumption patterns. Estimates of the consumption patterns for licensed copyrights are reviewed periodically and revised if necessary. For the years ended March 31, 2017, 2018 and 2019, amortization expenses in connection with the licensed copyrights of RMB3,886 million, RMB6,111 million and RMB11,391 million were recorded in cost of revenue within the Company's digital media and entertainment segment.

  On a periodic basis, the Company evaluates the program usefulness of its licensed copyrights pursuant to the guidance in ASC 920 "Entertainment — Broadcasters," which provides that the rights be reported at the lower of unamortized cost or estimated net realizable value. When there is a change in the expected usage of licensed copyrights, the Company estimates the net realizable value of licensed copyrights to determine if any impairment exists. The net realizable value of licensed copyrights is determined by estimating the expected cash flows from advertising and membership fees, less any direct costs, over the remaining useful lives of the licensed copyrights. The Company estimates these cash flows for each category of content separately. Estimates that impact these cash flows include anticipated levels of demand for the Company's advertising services and the expected selling prices of the Company's advertisements on the entertainment distribution platforms. For the years ended March 31, 2017, 2018 and 2019, impairment charges in connection with the licensed copyrights of RMB857 million, RMB801 million and RMB2,843 million were recorded in cost of revenue within the Company's digital media and entertainment segment.

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

  In performing the two-step quantitative impairment test, the first step compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit's goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for the purposes of evaluating goodwill impairment and does not

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

2.     Summary of significant accounting policies (Continued)

(z)   Goodwill (Continued)

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

(aa) Impairment of long-lived assets other than goodwill and licensed copyrights

  The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted net cash flows expected to be generated by the asset. If the assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. No impairment of long-lived assets was recognized for the years ended March 31, 2017, 2018 and 2019.

(ab) Derivatives and hedging

  All contracts that meet the definition of a derivative are recognized on the consolidated balance sheets as either assets or liabilities and recorded at fair value. Changes in the fair value of derivatives are either recognized periodically in the consolidated income statements or in other comprehensive income depending on the use of the derivatives and whether they qualify for hedge accounting and are so designated as cash flow hedges, fair value hedges or net investment hedges.

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

  Interest rate swaps

  Interest rate swaps designated as hedging instruments to hedge against the cash flows attributable to recognized assets or liabilities or forecasted payments may qualify as cash flow hedges. The Company entered into interest rate swap contracts to swap floating interest payments related to certain borrowings for fixed interest payments to hedge the interest rate risk associated with certain forecasted payments and obligations. The effective portion of changes in the fair value of interest rate swaps that are designated and qualify as cash flow hedges is recognized in accumulated other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in interest and investment income, net in the consolidated income statements. Amounts in accumulated other comprehensive income are reclassified into earnings in the same period during which the hedged forecasted transaction affects earnings.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

2.     Summary of significant accounting policies (Continued)

(ab) Derivatives and hedging (Continued)

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

(ac) Bank borrowings and unsecured senior notes

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

(ad) Merchant deposits

  The Company collects deposits representing an annual upfront service fee from merchants on Tmall and AliExpress before the beginning of each calendar year. These deposits are initially recorded as a liability by the Company. The deposits are refundable to a merchant if the level of sales volume that is generated by that merchant on Tmall or AliExpress meets the target during the period. If the transaction volume target is not met at the end of each calendar year, the relevant deposits will become non-refundable. These merchant deposits are accounted for as variable consideration at an amount that is estimated at contract inception. The estimate is updated at the end of each reporting period and when there are changes in circumstances during the reporting period. Merchant deposits are recognized as commission revenue in the consolidated income statements when the likelihood of refund to the merchant is considered remote based on the patterns of sales volume generated by the merchant during the reporting period.

(ae) Deferred revenue and customer advances

  Deferred revenue and customer advances generally represent cash received from customers that relate to goods or services to be provided in the future. Deferred revenue, mainly relating to membership fees and cloud computing services revenue, is stated at the amount of service fees received less the amount previously recognized as revenue upon the provision of the respective services to customers.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

2.     Summary of significant accounting policies (Continued)

(af) Commitments and contingencies

  In the normal course of business, the Company is subject to contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters. Liabilities for the contingencies are recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated.

  Certain conditions may exist as of the date the consolidated financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company assesses these contingent liabilities, which inherently involves judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in legal proceedings, the Company, in consultation with its legal counsel, evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein. If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, the estimated liability would be accrued in the consolidated financial statements. If the assessment indicates that a potentially material loss contingency is not probable, or is probable but cannot be estimated, the nature of the contingent liability, together with an estimate of the range of the reasonably possible loss, if determinable and material, would be disclosed.

  Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee would be disclosed.

(ag) Treasury shares

  The Company accounts for treasury shares using the cost method. Under this method, the cost incurred to purchase the shares is recorded in the treasury shares account on the consolidated balance sheets. At retirement of the treasury shares, the ordinary shares account is charged only for the aggregate par value of the shares. The excess of the acquisition cost of treasury shares over the aggregate par value is allocated between additional paid-in capital (up to the amount credited to the additional paid-in capital upon original issuance of the shares) and retained earnings. The treasury shares account includes 20,789,596 and 18,737,922 ordinary shares issued at par to wholly-owned subsidiaries of the Company for the purpose of certain equity investment plans for management as of March 31, 2018 and 2019, respectively.

  The Company applies the treasury stock method for the accounting of the reciprocal relationship in which Suning (Note 4(y)) held ordinary shares of the Company. The treasury shares account included 4,162,856 ordinary shares representing the Company's share of Suning's investment in the Company as of March 31, 2018. Suning has disposed all of its equity interest in the Company as of March 31, 2019.

(ah) Statutory reserves

  In accordance with the relevant regulations and their articles of association, subsidiaries of the Company incorporated in the PRC are required to allocate at least 10% of their after-tax profit determined based on the PRC accounting standards and regulations to the general reserve until the reserve has reached 50% of the relevant subsidiary's registered capital. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the respective board of directors of the subsidiaries. These reserves can only be used for specific purposes and are not transferable to the Company in the form of loans, advances or cash dividends. During the years ended March 31, 2017, 2018 and 2019, appropriations to the general reserve

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

2.     Summary of significant accounting policies (Continued)

(ah) Statutory reserves (Continued)

  amounted to RMB836 million, RMB298 million and RMB690 million, respectively. No appropriations to the enterprise expansion fund and staff welfare and bonus fund have been made by the Company.

(ai)  Reclassification of comparative figures

  In April 2018, the Company adopted ASU 2016-18, "Statement of Cash Flows (Topic 230): Restricted Cash." As a result of adopting this new accounting update, the Company retrospectively adjusted the consolidated statements of cash flows to include restricted cash and escrow receivables in cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the consolidated statements of cash flows. The impact of the retrospective reclassification on cash flows from operating activities, investing activities and effect of exchange rate changes for the year ended March 31, 2018 was an increase of RMB634 million, an increase of RMB126 million and an increase of RMB2 million, respectively. The impact of the retrospective application on cash flows from operating activities, investing activities and effect of exchange rate changes for the year ended March 31, 2017 was an increase of RMB2,528 million, a decrease of RMB1,215 million and a decrease of RMB4 million, respectively.

3.     Recent accounting pronouncements

  In February 2016, the FASB issued ASU 2016-02, "Leases (Topic 842)" and issued certain transitional guidance and subsequent amendments between January 2018 and March 2019 within ASU 2018-01, ASU 2018-10, ASU 2018-11, ASU 2018-20 and ASU 2019-01 (collectively, including ASU 2016-02, "ASC 842"). ASU 2016-02 creates a new topic in ASC 842 "Leases" to replace the current topic in ASC 840 "Leases," which increases transparency and comparability among organizations by recognizing lease assets and lease liabilities on the consolidated balance sheets and disclosing key information about leasing arrangements. ASC 842 affects both lessees and lessors, although for the latter the provisions are similar to the current model, but are updated to align with certain changes to the lessee model and also the new revenue recognition provisions contained in ASC 606. The new guidance is effective for the Company for the year ending March 31, 2020 and interim reporting periods during the year ending March 31, 2020. The Company adopted the new guidance beginning on April 1, 2019 using the modified retrospective method and no adjustments will be made to the comparative periods. As permitted under the transition guidance, the Company will carry forward the assessment of whether the contracts contain or are leases, classification of the leases and remaining lease terms. Based on the Company's portfolio of leases as of March 31, 2019, approximately RMB24.9 billion of right-of-use assets and RMB19.4 billion of liabilities, primarily relating to property leases, will be recognized on the Company's consolidated balance sheet upon adoption.

  In June 2016, the FASB issued ASU 2016-13, "Financial Instruments — Credit Losses (Topic 326): Measurement on Credit Losses on Financial Instruments," and issued subsequent amendments to the initial guidance and transitional guidance between November 2018 and May 2019 within ASU 2018-19, ASU 2019-04 and ASU 2019-05. ASU 2016-13 introduces new guidance for credit losses on instruments within its scope. The new guidance introduces an approach based on expected losses to estimate credit losses on certain types of financial instruments, including trade and other receivables, held-to-maturity debt securities, loans and net investments in leases. The new guidance also modifies the impairment model for available-for-sale debt securities and requires entities to determine whether all or a portion of the unrealized loss on an available-for-sale debt security is a credit loss. Further, the new guidance indicates that entities may not use the length of time a security has been in an unrealized loss position as a factor in concluding whether a credit

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

3.     Recent accounting pronouncements (Continued)

  loss exists. The new guidance is effective for the Company for the year ending March 31, 2021 and interim reporting periods during the year ending March 31, 2021. Early adoption is permitted for the Company for the year ending March 31, 2020 and interim reporting periods during the year ending March 31, 2020. The Company is evaluating the effects, if any, of the adoption of this guidance on the Company's financial position, results of operations and cash flows.

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

  In August 2017, the FASB issued ASU 2017-12, "Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities," and issued subsequent amendments to the initial guidance or transitional guidance within ASU 2019-04 in April 2019. ASU 2017-12 simplifies the application of hedge accounting and makes more financial and nonfinancial hedging strategies eligible for hedge accounting. It also amends the presentation and disclosure requirements and changes how companies assess effectiveness. The new guidance permits a qualitative effectiveness assessment for certain hedges instead of a quantitative test after the initial qualification, if the company can reasonably support an expectation of high effectiveness throughout the term of the hedge. Also, for cash flow hedges and net investment hedges, if the hedge is highly effective, all changes in the fair value of the derivative hedging instrument will be recorded in other comprehensive income. The Company adopted the new guidance prospectively beginning on April 1, 2019. At this time, the Company does not expect that the adoption of this guidance will have a material impact on the Company's financial position, results of operations and cash flows.

  In June 2018, the FASB issued ASU 2018-07, "Compensation — Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting," which expands the scope of ASC 718 to include share-based payment transactions for acquiring goods and services from non-employees. An entity should apply the requirements of ASC 718 to non-employee awards except for specific guidance on inputs to an option pricing model and the attribution of cost. The amendments specify that ASC 718 applies to all share-based payment transactions in which a grantor acquires goods or services to be used or consumed in a grantor's own operations by issuing share-based payment awards. The Company adopted the new guidance beginning on April 1, 2019. The adoption of this guidance will impact the accounting of the share-based awards granted to non-employees but the Company does not expect that the adoption of this guidance will have a material impact on the Company's financial position, results of operations and cash flows.

  In August 2018, the FASB issued ASU 2018-13, "Fair Value Measurement (Topic 820): Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement," which eliminates, adds and modifies certain disclosure requirements for fair value measurements as part of the FASB's disclosure framework project. The new guidance is effective for the Company for the year ending March 31, 2021 and interim reporting periods during the year ending March 31, 2021. Early adoption is permitted for the adoption of either the entire ASU or only the provisions that eliminate or modify the requirements. The Company is

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

3.     Recent accounting pronouncements (Continued)

  evaluating the effects, if any, of the adoption of this guidance on the fair value disclosure in the consolidated financial statements.

  In October 2018, the FASB issued ASU 2018-17, "Consolidation (Topic 810): Targeted Improvements to Related Party Guidance for Variable Interest Entities," which provides guidance that indirect interests held through related parties under common control will be considered on a proportional basis when determining whether fees paid to decision makers and service providers are variable interests. These indirect interests were previously treated the same as direct interests. The consideration of indirect interests on a proportional basis is consistent with how indirect interests held through related parties under common control are treated when determining if a reporting entity within a related party group is the primary beneficiary of a VIE. The new guidance is effective retrospectively for the Company for the year ending March 31, 2021 and interim reporting periods during the year ending March 31, 2021 with a cumulative-effect adjustment to retained earnings at the beginning of the earliest period presented. Early adoption is permitted. The Company is evaluating the effects, if any, of the adoption of this guidance on the Company's financial position, results of operations and cash flows.

  In November 2018, the FASB issued ASU 2018-18, "Collaborative Arrangements (Topic 808): Clarifying the Interaction Between Topic 808 and Topic 606." ASU 2018-18 clarifies that elements of collaborative arrangements could qualify as transactions with customers in the scope of ASC 606. The amendments require the application of existing guidance to determine the units of account in collaborative arrangement for purposes of identifying transactions with customers. For transactions outside the scope of ASC 606, companies can apply elements of ASC 606 or other relevant guidance by analogy, or apply a reasonable accounting policy if there is no appropriate analogy. ASU 2018-18 is effective retrospectively for the Company for the year ending March 31, 2021 and interim reporting periods during the year ending March 31, 2021. Early adoption is permitted. The Company is evaluating the effects, if any, of the adoption of this guidance on the Company's financial position, results of operations and cash flows.

  In March 2019, the FASB issued ASU 2019-02, "Entertainment — Films — Other Assets — Film Costs (Subtopic 926-20) and Entertainment — Broadcasters — Intangibles — Goodwill and Other (Subtopic 920-350)". This guidance aligns the accounting guidance for production costs for (1) films and (2) episodic content produced for television series and streaming services. This new guidance also clarifies when a company should test films and license agreements for program material for impairment at the film-group level, amends the presentation and disclosure requirements for produced or licensed content and addresses statement of cash flows classification for license arrangements. The new guidance is effective prospectively for the Company for the year ending March 31, 2021 and interim reporting periods during the year ending March 31, 2021. Early adoption is permitted. The Company is evaluating the effects, if any, of the adoption of this guidance on the Company's financial position, results of operations and cash flows.

  In April 2019, the FASB issued ASU 2019-04 "Codification Improvements to Topic 326, Financial Instruments — Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments." Apart from the amendments to ASU 2016-13 and ASU 2017-12 mentioned above, the ASU also included subsequent amendments to ASU 2016-01, which the Company adopted in April 2018 (Note 2(t)). The guidance in relation to the amendments to ASU 2016-01 is effective for the Company for the year ending March 31, 2021 and interim reporting periods during the year ending March 31, 2021. Early adoption is permitted. The Company is evaluating the effects, if any, of the adoption of these guidance on the Company's financial position, results of operations and cash flows.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

4.     Significant restructuring transaction, mergers and acquisitions and investments

  Restructuring transaction

(a)  2014 restructuring of the relationship with Ant Financial and Alipay and 2018 amendments

  In August 2014, the Company entered into a share and asset purchase agreement (the "2014 SAPA"), and entered into or amended certain ancillary agreements including an amendment and restatement of the intellectual property license agreement with Alipay (the "2014 IPLA"). Pursuant to these agreements, the Company restructured its relationships with Ant Financial and Alipay.

  As of August 2014, the fair value of the restructured arrangement exceeded the fair value of the pre-existing arrangement with Ant Financial by RMB1.3 billion. As Ant Financial was controlled by a director and major shareholder of the Company, the excess value provided to the Company in this related party transaction was accounted for as an equity contribution by the shareholder in the statement of changes in shareholders' equity. Given the nature of this transaction, the corresponding asset representing the excess value receivable by the Company was accounted for as a restructuring reserve in equity and amortized as an expense in the consolidated income statements over the expected term of the restructured arrangement which is estimated to be five years. The amortization of the excess value of RMB264 million, RMB264 million and RMB264 million were recorded in other income, net in the consolidated income statements for the years ended March 31, 2017, 2018 and 2019, respectively (Note 6).

  In February 2018, the Company amended both the 2014 SAPA (the amended version of which is referred to as the "2018 SAPA") and the Alipay commercial agreement, and agreed with Ant Financial and certain other parties on forms of certain ancillary agreements, including an amendment and restatement of the 2014 IPLA ("the 2018 IPLA"). The 2018 SAPA and amendment to the Alipay commercial agreement were entered into to facilitate the planned acquisition of a 33% equity interest in Ant Financial, and the forms of certain ancillary agreements will be entered into and/or become effective upon the closing of the acquisition of this equity interest.

  Apart from the amended provisions described below, the key terms of the agreements with Ant Financial and Alipay from the 2014 restructuring remain substantially unchanged.

  2014 SAPA and 2018 SAPA

  Sale of SME loan business and certain other assets

  Pursuant to the 2014 SAPA, the Company agreed to sell certain securities and assets primarily relating to the SME loan business and other related services to Ant Financial for an aggregate cash consideration of RMB3,219 million. The sale was completed in February 2015. In addition, pursuant to software system use and service agreements relating to the know-how and related intellectual property that we agreed to sell together with the SME loan business and related services, the Company will receive annual fees (the "SME Annual Fee") for a term of seven years. These SME Annual Fees, which are recognized as other revenue, are determined as follows: for calendar years 2015 to 2017, the entities operating the SME loan business paid an annual fee equal to 2.5% of the average daily balance of the SME loans provided by these entities, and in calendar years 2018 to 2021, these entities will pay an annual fee equal to the amount of the fees paid in calendar year 2017. The Company accounts for the SME Annual Fee in the periods when the services are provided, where the payments are expected to approximate the estimated fair values of the services provided. The SME Annual Fee of RMB847 million, RMB956 million and RMB954 million were recorded in revenue in

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

4.     Significant restructuring transaction, mergers and acquisitions and investments (Continued)

(a)  2014 restructuring of the relationship with Ant Financial and Alipay and 2018 amendments (Continued)

  the consolidated financial statements for the years ended March 31, 2017, 2018 and 2019, respectively (Note 21).

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

  Under the 2014 SAPA and the 2018 SAPA, the consideration to acquire the 33% equity interest in Ant Financial will be fully funded by payments from Ant Financial and its subsidiaries to the Company in consideration for certain intellectual property and assets that the Company will transfer upon the issuance of the equity interest. The consideration is determined based on the fair value of the underlying assets. The Company currently estimates the total consideration for the acquisition of the 33% equity interest in Ant Financial will be approximately RMB12.2 billion before deducting expenses in connection with the transfers and share subscription. The large majority of the intellectual property and assets to be transferred as part of these arrangements was previously planned to be transferred to Ant Financial pursuant to the 2014 SAPA. Ant Financial may elect to defer certain offshore transfer payments, in which case the Company's obligations to pay corresponding consideration for the equity issuance will also be deferred. If the Company has made all its outstanding equity issuance consideration payments at a time when Ant Financial has not made all corresponding transfer payments to the Company, Ant Financial or its subsidiaries will issue interest-bearing promissory notes to the Company. In any event, Ant Financial must complete all outstanding transfer payments to the Company, by the earlier of (i) the first anniversary of an Ant Financial IPO meeting certain minimum criteria for a qualified IPO set forth in the 2018 SAPA (a "Qualified IPO"), and (ii) the fifth anniversary of the issuance of the equity interest.

  Upon the issuance of the equity interest, the Company will enter into the 2018 IPLA and the Profit Share Payments under the 2014 IPLA will automatically terminate.

  Removal of liquidity event payment obligation

  Under the 2014 SAPA, in the event of a qualified IPO of Ant Financial or Alipay, if the Company had not acquired equity interest in Ant Financial prior to the closing of such IPO, the Company was entitled, at its election, to receive a one-time liquidity event payment equal to 37.5% of the equity value, immediately prior to the qualified IPO. If the Company had acquired the equity interest in Ant Financial, but in an aggregate amount less than 33%, the percentage of Ant Financial's equity value used to calculate this liquidity event payment would be adjusted proportionately. In lieu of receiving the liquidity event payment, the Company could instead elect to receive the Profit Share Payments under the 2014 IPLA described below in perpetuity, subject to the receipt of regulatory approvals. If the Company so elected, in connection with the qualified IPO, Ant Financial would have been required to use its commercially reasonable efforts to obtain these regulatory approvals. If these approvals were not obtained, then Ant Financial would have been obligated to pay the Company the liquidity event payment described above.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

4.     Significant restructuring transaction, mergers and acquisitions and investments (Continued)

(a)  2014 restructuring of the relationship with Ant Financial and Alipay and 2018 amendments (Continued)

  The 2018 SAPA no longer provides for this liquidity event payment, as the Company has agreed to acquire the entire 33% equity interest in Ant Financial upon the equity issuance.

  Regulatory unwind and long-stop date

  The 2018 SAPA provides that, if a relevant governmental authority prohibits the Company from owning all or a portion of its equity interest in Ant Financial after the equity issuance has occurred through enactment of a law, rule or regulation, or explicitly requires Ant Financial to redeem this equity interest, and the prohibition or request is not subject to appeal and cannot otherwise be resolved, then to the extent necessary, Ant Financial will redeem the equity interest; the related intellectual property and asset transfers, and ancillary transactions under the 2018 SAPA will be unwound; and the terms of the 2014 SAPA, the 2014 IPLA, and other related agreements will be restored, including the prior Profit Share Payments and liquidity event payment terms discussed above. If there is a partial unwind where the Company retains a portion of its equity interest in Ant Financial, but less than the full 33%, then pursuant to the terms of the 2014 SAPA and the 2014 IPLA, the prior Profit Share Payments arrangement and liquidity event payment amount will be proportionately reduced based on the amount of equity interest retained by the Company.

  Similarly, if a governmental authority prohibits the equity issuance through enactment of a law, rule or regulation, and the prohibition is not subject to appeal and cannot otherwise be resolved, or if the equity issuance has not occurred by the first anniversary of the establishment of a PRC subsidiary to acquire the relevant equity interest, which time period may be extended in certain circumstances, then the 2018 SAPA and related agreements will terminate, and the 2014 SAPA and other related agreements will come back into effect.

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

  Corporate governance provisions

  Under the 2018 SAPA, upon the issuance of the equity interest, in addition to an independent director, the Company will have the right to nominate two officers or employees of the Company for election to the board of Ant Financial. In each case, these director nomination rights will continue unless required to be terminated by applicable laws and regulations or listing rules in connection with an Ant Financial Qualified IPO process or the Company ceases to own a certain amount of its post-issuance equity interests in Ant Financial.

  In connection with the 2018 SAPA, the Company also agreed on the form of the 2018 IPLA, agreed to certain revisions to the previously-agreed form of cross license agreement, and agreed on new forms of various

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

4.     Significant restructuring transaction, mergers and acquisitions and investments (Continued)

(a)  2014 restructuring of the relationship with Ant Financial and Alipay and 2018 amendments (Continued)

  intellectual property transfer agreements to be entered into in connection with, and to implement, the contemplated intellectual property and asset transfers.

  2014 IPLA and 2018 IPLA

  2014 IPLA

  Under the 2014 IPLA, the Company receives, in addition to a software technology service fee, royalty streams related to Alipay and other current and future businesses of Ant Financial (collectively, the "Profit Share Payments"). The Profit Share Payments are paid at least annually and equal the sum of an expense reimbursement plus 37.5% of the consolidated pre-tax income of Ant Financial, subject to certain adjustments. The expense reimbursement represents the reimbursement for the costs and expenses incurred by the Company in the provision of software technology services. The Company accounts for the Profit Share Payments in the periods when the services are provided, where the payments are expected to approximate the estimated fair values of the services provided. In addition, if the Company acquires any equity interest in Ant Financial, the Profit Share Payments will also be reduced in proportion to the equity issuances made to the Company. The Profit Share Payments will be terminated upon the issuance of the 33% equity interest by Ant Financial.

  Income in connection with the Profit Share Payments, net of costs incurred by the Company, of RMB2,086 million, RMB3,444 million and RMB517 million, was recorded in other income, net in the consolidated income statements for the years ended March 31, 2017, 2018 and 2019, respectively (Notes 6 and 21).

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

  Mergers and acquisitions

(b)  Acquisition of Alibaba Pictures Group Limited ("Alibaba Pictures")

  Alibaba Pictures, a company that is listed on the Hong Kong Stock Exchange ("HKSE"), is an Internet-driven integrated platform that covers content production, promotion and distribution, IP licensing and integrated

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

4.     Significant restructuring transaction, mergers and acquisitions and investments (Continued)

(b)  Acquisition of Alibaba Pictures Group Limited ("Alibaba Pictures") (Continued)

  management, cinema ticketing management and data services for the entertainment industry. In June 2014, the Company initially acquired a controlling equity interest in Alibaba Pictures. In June 2015, following a financing transaction that diluted the Company's shareholding from a controlling interest to a minority investment, the Company deconsolidated the financial results of Alibaba Pictures and accounted for the investment in the remaining equity interest under the equity method. A gain of RMB24,734 million arising from the revaluation of the Company's remaining equity interest was recognized in the consolidated income statement for the year ended March 31, 2016. In December 2017, the Company determined that the decline in the market value against the carrying value of this investment was other-than-temporary and an impairment charge of RMB18,116 million was recorded in share of results of equity investees in the consolidated income statement for the year ended March 31, 2018 (Note 13).

  In March 2019, the Company subscribed for newly issued ordinary shares of Alibaba Pictures for a cash consideration of Hong Kong Dollar ("HK$")1,250 million (RMB1,069 million). Upon the completion of the transaction, the Company's equity interest in Alibaba Pictures increased from approximately 49% to approximately 51%, and Alibaba Pictures became a consolidated subsidiary of the Company.

  The allocation of the purchase price as of the date of acquisition is summarized as follows:

Amounts
(in millions of RMB)
Net assets acquired (i)	11,032
Amortizable intangible assets (ii)
User base and customer relationships	2,269
License	934
Developed technology and patents	533
Trade names, trademarks and domain names	221
Goodwill	20,052
Deferred tax liabilities	(844)
Noncontrolling interests (iii)	(16,899)

Total	17,298

Amounts
(in millions of RMB)
Total purchase price is comprised of:
- cash consideration	1,069
- fair value of previously held equity interests	16,229

Total	17,298

  (i)
  Net assets acquired primarily included cash, cash equivalents and short-term investments of RMB4,444 million and investment securities of RMB4,365 million as of the date of acquisition.

  (ii)
  Acquired amortizable intangible assets had estimated amortization periods not exceeding 15 years and a weighted-average amortization period of 11.3 years.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

4.     Significant restructuring transaction, mergers and acquisitions and investments (Continued)

(b)  Acquisition of Alibaba Pictures Group Limited ("Alibaba Pictures") (Continued)

  (iii)
  Fair value of the noncontrolling interests was estimated with reference to the market price per share as of the acquisition date.

  A gain of RMB5,825 million in relation to the revaluation of the previously held equity interests was recorded in interest and investment income, net in the consolidated income statement for the year ended March 31, 2019. The fair value of the previously held equity interests was estimated with reference to the market price per share as of the acquisition date.

  The Company expected greater integration and synergies between Alibaba Pictures and the Company's related businesses on both content production and distribution to deliver high-quality entertainment experiences for consumers in the PRC. Goodwill arising from this acquisition was attributable to the synergies expected from the combined operations of Alibaba Pictures and the Company, the assembled workforce and their knowledge and experience in the digital media and entertainment sector in the PRC. The Company did not expect the goodwill recognized to be deductible for income tax purposes.

(c)   Acquisitions and integration of Rajax Holding ("Ele.me") and Koubei Holding Limited ("Koubei")

  Ele.me

  Ele.me is a leading on-demand delivery and local services platform in the PRC. In March 2016, the Company and Ant Financial completed a portion of the subscription for newly issued preferred shares in Ele.me through a joint investment vehicle, based on a total combined commitment of US$1,250 million, of which the Company's total commitment was US$900 million (RMB5,891 million). The Company paid a cash consideration of US$540 million (RMB3,512 million) for the initial subscription in March 2016, and the remaining committed balance of US$360 million (RMB2,394 million) was settled in cash in August 2016. After the initial subscription, the effective equity interest in Ele.me held by the Company was approximately 20% on a fully diluted basis. In April and August 2017, the joint investment vehicle completed additional investments in newly issued preferred shares in Ele.me for a total investment amount of US$1,200 million (RMB8,090 million), of which the Company's investment was US$864 million (RMB5,824 million). As a result, the Company's effective equity interest in Ele.me increased to approximately 27% on a fully diluted basis. The investment was accounted for under the cost method (Note 13) for the years ended March 31, 2017 and 2018. Upon the adoption of ASU 2016-01, the investment is accounted for using the measurement alternative (Note 11).

  In May 2018, the joint investment vehicle completed the acquisition of all outstanding shares of Ele.me that it did not already own at a consideration of US$5,482 million (RMB34,923 million). Upon the completion of the acquisition, Ele.me became a consolidated subsidiary of the Company.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

4.     Significant restructuring transaction, mergers and acquisitions and investments (Continued)

(c)   Acquisitions and integration of Rajax Holding ("Ele.me") and Koubei Holding Limited ("Koubei") (Continued)

  The allocation of the purchase price as of the date of acquisition is summarized as follows:

Amounts
(in millions of RMB)
Net liabilities assumed (i)	(6,327)
Amortizable intangible assets (ii)
User base and customer relationships	13,702
Trade names, trademarks and domain names	5,764
Non-compete agreements	4,188
Developed technology and patents	1,415
Goodwill	34,572
Deferred tax liabilities	(481)
Noncontrolling interests (iii)	(5,015)

Total	47,818

Amounts
(in millions of RMB)
Total purchase price is comprised of:
- cash consideration	30,133
- contingent cash consideration (iv)	4,790
- fair value of previously held equity interests	12,895

Total	47,818

  (i)
  Net liabilities assumed primarily included payables to merchants and other logistics providers of RMB4,259 million as of the date of acquisition.

  (ii)
  Acquired amortizable intangible assets had estimated amortization periods not exceeding ten years and a weighted-average amortization period of 5.8 years.

  (iii)
  Fair value of the noncontrolling interests was estimated based on the equity value of Ele.me derived by the purchase consideration, adjusted for a discount for control premium.

  (iv)
  The amount is payable contingent upon the satisfaction of certain non-compete provisions by the respective selling equity holders, and will not exceed RMB4,790 million.

  A gain of RMB1,657 million in relation to the revaluation of the previously held equity interests was recorded in interest and investment income, net in the consolidated income statement for the year ended March 31, 2019. The fair value of the previously held equity interests was estimated based on the equity value of Ele.me derived by the purchase consideration, adjusted for a discount for control premium.

  The Company expected that the acquisition will deepen Ele.me's integration into the Company's digital economy and advance the Company's New Retail strategy to provide a seamless online and offline consumer experience in the local consumer services sector. Goodwill arising from this acquisition was attributable to the synergies expected from the combined operations of Ele.me and the Company, the assembled workforce and

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

4.     Significant restructuring transaction, mergers and acquisitions and investments (Continued)

(c)   Acquisitions and integration of Rajax Holding ("Ele.me") and Koubei Holding Limited ("Koubei") (Continued)

  their knowledge and experience in the local consumer services sector in the PRC. The Company did not expect the goodwill recognized to be deductible for income tax purposes.

  Koubei

  Koubei is one of the PRC's leading restaurant and local services guide platforms for in-store consumption. In 2015, the Company and Ant Financial set up Koubei, a joint venture in which the Company and Ant Financial each held a 49.6% equity interest, while an unrelated third party affiliated with a major Chinese establishment held the remaining minority equity interests. The capital injection from the Company included cash of RMB3.0 billion as well as the injection of certain related businesses. The injection of cash and businesses was completed as of March 31, 2017. A gain of RMB128 million, approximating the fair value of the businesses being injected, was recognized in relation to the contribution of the businesses in interest and investment income, net in the consolidated income statement for the year ended March 31, 2017. The investment was accounted for under the equity method (Note 13).

  In January 2017, Koubei issued preferred equity interests to unrelated third parties, and the Company's equity interest in Koubei was diluted to approximately 38% on a fully diluted basis.

  Integration of Ele.me and Koubei

  In December 2018, the Company completed the integration of Ele.me and Koubei under a newly established holding company and paid a cash consideration of US$465 million (RMB3,196 million) in connection with the integration. Immediately prior to the integration, the Company held an approximately 90% equity interest in Ele.me and an approximately 38% equity interest in Koubei on a fully diluted basis. Upon the completion of the integration, the Company held an approximately 72% equity interest in this new holding company ("Local Services Holdco") which owns substantially all of the equity interest in Ele.me and Koubei, resulting in an effective controlling equity interest held by the Company in each of Ele.me and Koubei. Upon the completion of the integration, the Company's effective equity interest in Ele.me decreased, resulting in an increase in noncontrolling interests and additional paid-in capital amounting to RMB6,715 million and RMB7,515 million, respectively.

  Upon the completion of the integration, Koubei became a consolidated subsidiary of the Company. The allocation of the purchase price as of the date of acquisition of Koubei is summarized as follows:

Amounts
(in millions of RMB)
Net assets acquired (i)	3,534
Amortizable intangible assets (ii)
User base and customer relationships	18,330
Trade names, trademarks and domain names	1,158
Developed technology and patents	322
Goodwill	36,544
Deferred tax liabilities	(2,372)
Noncontrolling interests (iii)	(17,682)

Total	39,834

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

4.     Significant restructuring transaction, mergers and acquisitions and investments (Continued)

(c)   Acquisitions and integration of Rajax Holding ("Ele.me") and Koubei Holding Limited ("Koubei") (Continued)

Amounts
(in millions of RMB)
Total purchase price is comprised of:
- cash consideration	3,196
- non-cash consideration	14,648
- fair value of previously held equity interests	21,990

Total	39,834

  (i)
  Net assets acquired primarily included cash and cash equivalents of RMB4,475 million as of the date of acquisition.

  (ii)
  Acquired amortizable intangible assets had estimated amortization periods not exceeding 13 years and a weighted-average amortization period of 6.3 years.

  (iii)
  Fair value of the noncontrolling interests as of the acquisition date was estimated based on the purchase price to acquire newly issued preferred shares of Local Services Holdco that was paid by new and existing investors in December 2018, with certain adjustments made to reflect other factors that may affect the fair value estimation.

  A gain of RMB21,990 million in relation to the revaluation of the previously held equity interests was recorded in interest and investment income, net in the consolidated income statement for the year ended March 31, 2019. The fair value of the previously held equity interests as of the acquisition date was estimated based on the purchase price to acquire newly issued preferred shares of Local Services Holdco that was paid by new and existing investors in December 2018, with certain adjustments made to reflect other factors that may affect the fair value estimation.

  The Company expected that its commerce platform technology, know-how and infrastructure will deliver consumer insights and digitized operational solutions to empower local merchants on the Koubei platform. Goodwill arising from this acquisition was attributable to the synergies expected from the combined operations of Koubei and the Company, the assembled workforce and their knowledge and experience in the local consumer services sector in the PRC. The Company did not expect the goodwill recognized to be deductible for income tax purposes.

  Subsequent to the integration, the Company acquired additional equity interest in Local Services Holdco for a cash consideration of US$1,905 million (RMB13,082 million) in December 2018. Other investors, including SoftBank, also acquired equity interests in Local Services Holdco. As a result, noncontrolling interests increased by RMB3,216 million.

  In May 2019, the Company subscribed for additional equity interest in Local Services Holdco for a cash consideration of US$450 million.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

4.     Significant restructuring transaction, mergers and acquisitions and investments (Continued)

(d)  Acquisition of DSM Grup Danışmanlık İletişim ve Satış Ticaret A.Ş. ("Trendyol")

  Trendyol is one of the leading online fashion retailers in Turkey. In July 2018, the Company acquired an approximately 85% equity interest in Trendyol for a cash consideration of US$728 million (RMB4,980 million). In connection with the transaction, the Company also entered into an agreement with the founders of Trendyol, allowing them to acquire additional equity interests in Trendyol from the Company or sell a portion of their equity interests in Trendyol to the Company in the future.

  The allocation of the purchase price as of the date of acquisition is summarized as follows:

Amounts
(in millions of RMB)
Net assets acquired (i)	1,009
Amortizable intangible assets (ii)
Trade names, trademarks and domain names	660
User base and customer relationships	388
Developed technology and patents	30
Goodwill	3,938
Deferred tax liabilities	(228)
Noncontrolling interests (iii)	(817)

Total	4,980

  (i)
  Net assets acquired primarily included cash and cash equivalents of RMB1,206 million as of the date of acquisition.

  (ii)
  Acquired amortizable intangible assets had estimated amortization periods not exceeding 15 years and a weighted-average amortization period of 12.5 years.

  (iii)
  Fair value of the noncontrolling interests was estimated with reference to the purchase price per share as of the acquisition date, adjusted for a discount for control premium, and includes the fair value of an option granted to the founders of Trendyol to acquire additional interests in Trendyol from the Company as of the date of acquisition.

  The acquisition of Trendyol underscored the Company's commitment to international expansion. Goodwill arising from this acquisition was attributable to the synergies expected from the combined operations of Trendyol and the Company, the assembled workforce and their knowledge and experience in e-commerce. The Company did not expect the goodwill recognized to be deductible for income tax purposes.

  In December 2018, the Company purchased additional equity interests in Trendyol for a cash consideration of US$2 million (RMB16 million). The transaction resulted in a reduction of noncontrolling interests amounting to RMB14 million. Upon the completion of the transaction, the Company's equity interest in Trendyol remained at approximately 85%.

(e)   Acquisition of Kaiyuan Commerce Co., Ltd. ("Kaiyuan")

  Kaiyuan is one of the leading department store operators in the northwestern part of the PRC. In April 2018, the Company acquired a 100% equity interest in Kaiyuan for a cash consideration of RMB3,362 million.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

4.     Significant restructuring transaction, mergers and acquisitions and investments (Continued)

(e)   Acquisition of Kaiyuan Commerce Co., Ltd. ("Kaiyuan") (Continued)

  The allocation of the purchase price as of the date of acquisition is summarized as follows:

Amounts
(in millions of RMB)
Net assets acquired (i)	2,750
Amortizable intangible assets (ii)
Trade names, trademarks and domain names	203
Goodwill	1,047
Deferred tax liabilities	(638)

Total	3,362

  (i)
  Net assets acquired primarily included property and equipment of RMB3,458 million and bank borrowings of RMB651 million as of the date of acquisition.

  (ii)
  Acquired amortizable intangible assets had estimated amortization periods of ten years.

  The Company expected that Kaiyuan will complement the Company's New Retail initiatives to reengineer the fundamentals of retail operations and transform the retail landscape. Goodwill arising from this acquisition was attributable to the synergies expected from the combined operations of Kaiyuan and the Company, the assembled workforce and their knowledge and experience in the retail business in the PRC. The Company did not expect the goodwill recognized to be deductible for income tax purposes.

(f)   Acquisition of Cainiao Smart Logistics Network Limited ("Cainiao Network")

  Cainiao Network operates a logistics data platform which leverages the capacity and capabilities of logistics partners to offer domestic and international one-stop-shop logistics services and supply chain management solutions, fulfilling various logistics needs of merchants and consumers at scale. It uses data insights and technology to improve efficiency across the logistics value chain. The Company previously held an approximately 47% equity interest in Cainiao Network. The investment was accounted for under the equity method.

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

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

4.     Significant restructuring transaction, mergers and acquisitions and investments (Continued)

(f)   Acquisition of Cainiao Smart Logistics Network Limited ("Cainiao Network") (Continued)

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

  (i)
  Net assets acquired primarily included the cash consideration of RMB5,322 million, property and equipment of RMB15,144 million and bank borrowings of RMB5,288 million as of the date of acquisition.

  (ii)
  Acquired amortizable intangible assets had estimated amortization periods not exceeding 16 years and a weighted-average amortization period of 14.3 years.

  (iii)
  Fair value of the noncontrolling interests was estimated with reference to the purchase price per share as of the acquisition date.

  A gain of RMB22,442 million in relation to the revaluation of the previously held equity interests was recorded in interest and investment income, net in the consolidated income statement for the year ended March 31, 2018. The fair value of the previously held equity interests was estimated based on the purchase price per share of Cainiao Network as of the acquisition date.

  The Company expected that the acquisition of control over Cainiao Network will help enhance the overall logistics experience for consumers and merchants across the Company's digital economy, and enable greater efficiencies and lower costs in the logistics sector in the PRC. Goodwill arising from this acquisition was attributable to the synergies expected from the combined operations of Cainiao Network and the Company, the assembled workforce and their knowledge and experience in the logistics sector in the PRC. The Company did not expect the goodwill recognized to be deductible for income tax purposes.

(g)   Acquisition of Intime Retail (Group) Company Limited ("Intime")

  Intime is one of the leading department store operators in the PRC that was previously listed on the HKSE. The Company owned a 9.9% equity interest in Intime which was accounted for as an available-for-sale security

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

4.     Significant restructuring transaction, mergers and acquisitions and investments (Continued)

(g)   Acquisition of Intime Retail (Group) Company Limited ("Intime") (Continued)

  and subscribed for a convertible bond which was accounted for under the fair value option and recorded under investment securities.

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

  In May 2017, the Company and the founder of Intime completed the privatization of Intime, upon which all of the issued and outstanding shares of Intime that the Company, the founder of Intime and certain other shareholders did not own were cancelled in exchange for a payment of HK$10.00 per share in cash. The Company paid a cash consideration of HK$12,605 million (RMB11,131 million) in the privatization. Upon the completion of the privatization, the Company increased its shareholding in Intime to approximately 74% and Intime became a consolidated subsidiary of the Company. Following the completion of the privatization, the listing of the shares of Intime on the HKSE was withdrawn.

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

  (i)
  Net assets acquired primarily included property and equipment of RMB23,492 million and bank borrowings of RMB4,110 million as of the date of acquisition.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

4.     Significant restructuring transaction, mergers and acquisitions and investments (Continued)

(g)   Acquisition of Intime Retail (Group) Company Limited ("Intime") (Continued)

  (ii)
  Acquired amortizable intangible assets had estimated amortization periods not exceeding eleven years and a weighted-average amortization period of 10.1 years.

  (iii)
  Fair value of the noncontrolling interests was estimated with reference to the purchase price of HK$10.00 per share in the privatization.

  A gain of RMB1,861 million in relation to the revaluation of the previously held equity interests was recorded in interest and investment income, net in the consolidated income statement for the year ended March 31, 2018. The fair value of the previously held equity interests was estimated with reference to the purchase price of HK$10.00 per share in the privatization.

  The Company expected Intime to support its strategy to transform conventional retail by leveraging its substantial consumer reach, rich data and technology. Goodwill arising from this acquisition was attributable to the synergies expected from the combined operations of Intime and the Company, the assembled workforce and their knowledge and experience in the retail business in the PRC. The Company did not expect the goodwill recognized to be deductible for income tax purposes.

  In February 2018 and October 2018, the Company purchased additional ordinary shares of Intime from certain minority shareholders for a cash consideration of HK$6,712 million (RMB5,428 million) and HK$203 million (RMB180 million), respectively, which resulted in a reduction of noncontrolling interests amounting to RMB5,854 million and RMB162 million during the years ended March 31, 2018 and 2019, respectively. Upon the completion of the purchase of additional ordinary shares in October 2018, the Company's equity interest in Intime increased to approximately 99%.

(h)  Acquisition of Youku Tudou Inc. ("Youku")

  Youku is one of the largest online video platforms in the PRC that was previously listed on the New York Stock Exchange ("NYSE"). In April 2016, the Company completed an acquisition of all of the issued and outstanding shares of Youku that the Company or Yunfeng, which is comprised of certain investment funds the general partner of which the executive chairman of the Company has equity interests in, did not previously own, at a purchase price of US$27.60 per American Depositary Share ("ADS"). Following the completion of the transaction, the Company held an approximately 98% equity interest in Youku. As a result, Youku became a consolidated subsidiary of the Company, with Yunfeng holding an approximately 2% noncontrolling interests. The listing of the ADS of Youku on the NYSE was withdrawn upon the closing of the transaction.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

4.     Significant restructuring transaction, mergers and acquisitions and investments (Continued)

(h)  Acquisition of Youku Tudou Inc. ("Youku") (Continued)

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

  (i)
  Net assets acquired primarily included cash and cash equivalents and short-term interest-bearing deposits with total balance of RMB5,857 million and licensed copyrights of RMB703 million as of the date of acquisition.

  (ii)
  Acquired amortizable intangible assets had estimated amortization periods not exceeding 20 years and a weighted-average amortization period of 17.4 years.

  (iii)
  Fair value of the noncontrolling interests was estimated with reference to the purchase price of US$27.60 per ADS in the step acquisition.

  A gain of RMB518 million in relation to the revaluation of the previously held equity interests was recorded in interest and investment income, net in the consolidated income statement for the year ended March 31, 2017. The fair value of the previously held equity interests was estimated with reference to the purchase price of US$27.60 per ADS in the step acquisition.

  Youku is a core part of the Company's strategy to offer digital entertainment to consumers in the Company's digital economy, thereby strengthening user engagement and loyalty as well as enabling a new marketing channel for the merchants and brands in the Company's digital economy. Further, Youku created additional revenue sources for the Company from advertising and membership subscriptions. Goodwill arising from this acquisition was attributable to the synergies expected from the combined operations of Youku and the

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

4.     Significant restructuring transaction, mergers and acquisitions and investments (Continued)

(h)  Acquisition of Youku Tudou Inc. ("Youku") (Continued)

  Company, the assembled workforce and their knowledge and experience in the digital entertainment business. The Company did not expect the goodwill recognized to be deductible for income tax purposes.

  Subsequent to the completion of the transaction and as a resolution to negotiations with certain former management members and shareholders of Youku with respect to an option to purchase up to 15% of its equity, the Company issued 1.3 million ordinary shares and 3.4 million restricted share units of the Company to certain former management members and shareholders in April 2017. An expense of RMB994 million relating to the 1.3 million ordinary shares issued was recorded in interest and investment income, net in the consolidated income statement for the year ended March 31, 2018. The 3.4 million restricted share units contain vesting conditions pursuant to a non-compete agreement that was entered into by the Company and a former management member of Youku in April 2017 (Note 15).

  In December 2017, the Company made a capital injection of US$132 million (RMB870 million) in Youku, which resulted in a reduction of noncontrolling interests. As of March 31, 2019, the Company owned 100% of the equity interests in Youku.

(i)   Acquisition of Lazada Group S.A. ("Lazada")

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

  (i)
  Acquired amortizable intangible assets had estimated amortization periods not exceeding three years and a weighted-average amortization period of 2.5 years.

  (ii)
  Fair value of the noncontrolling interests was estimated with reference to the purchase price per share as of the acquisition date. The noncontrolling interests is classified as mezzanine equity due to certain put and call arrangements with other Lazada shareholders.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

4.     Significant restructuring transaction, mergers and acquisitions and investments (Continued)

(i)   Acquisition of Lazada Group S.A. ("Lazada") (Continued)

  Lazada offers merchants and brands a one-stop marketplace solution to access consumers in the six countries. Lazada also sells products on its platforms directly via its own retail operations. In addition, it has an in-house logistics operation, which is supported by the highly scalable warehouse management system, to ensure quick and reliable order fulfillment. The Company believed that Lazada will be the vehicle for expansion into the Southeast Asia consumer market, including potential cross-border opportunities to introduce Chinese merchants and international brands to Southeast Asian consumers. Goodwill arising from this acquisition was attributable to the synergies expected from the combined operations of Lazada and the Company, the assembled workforce and their knowledge and experience in e-commerce in Southeast Asia. The Company did not expect the goodwill recognized to be deductible for income tax purposes.

  During the year ended March 31, 2018, the Company purchased additional equity interest in Lazada for a cash consideration of US$1,016 million (RMB6,877 million), as a result of the partial exercise of the put and call arrangement with minority shareholders. In addition, the Company made capital injections amounting to US$483 million (RMB3,124 million) and US$770 million (RMB5,222 million) into Lazada during the years ended March 31, 2018 and 2019, respectively. The Company also acquired additional equity interest held by certain management members and employees of Lazada for a total consideration of US$87 million (RMB578 million) and US$20 million (RMB133 million) for the same periods, respectively. These transactions resulted in a reduction of noncontrolling interests amounting to RMB1,681 million and an addition of RMB400 million during the years ended March 31, 2018 and 2019, respectively. Upon the completion of these transactions, the Company's equity interest in Lazada was approximately 92%.

  In April 2019 and June 2019, the Company made additional capital injections amounting to US$300 million, which resulted in a further increase in the Company's equity interest in Lazada.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

4.     Significant restructuring transaction, mergers and acquisitions and investments (Continued)

(j) Other acquisitions

  Other acquisitions that constitute business combinations are summarized in the following table:

	Year ended March 31,
	2017	2018	2019
	(in millions of RMB)
Net assets (liabilities)	2,315	(58)	2,133
Identifiable intangible assets	2,903	411	2,560
Deferred tax liabilities	(412)	(60)	(545)

	4,806	293	4,148
Noncontrolling interests and mezzanine equity	(8,365)	(77)	(2,993)

Net identifiable (liabilities) assets	(3,559)	216	1,155
Goodwill	11,797	618	6,465

Total purchase consideration	8,238	834	7,620
Fair value of previously held equity interests	(1,169)	(133)	(1,778)
Purchase consideration settled	(6,602)	(575)	(5,053)

Contingent/deferred consideration as of year end	467	126	789

Total purchase consideration is comprised of:
- cash consideration	7,069	701	5,842
- fair value of previously held equity interests	1,169	133	1,778

Total	8,238	834	7,620

  In relation to the revaluation of previously held equity interests, the Company recognized a gain of RMB252 million, RMB133 million and RMB715 million in the consolidated income statements for the years ended March 31, 2017, 2018 and 2019, respectively, for the other acquisitions that constitute business combinations.

  Pro forma results of operations for these acquisitions have not been presented because they are not material to the consolidated income statements for the years ended March 31, 2017, 2018 and 2019, either individually or in aggregate.

Equity investments and others

(k)  STO Express Co., Ltd. ("STO Express")

  STO Express, a company that is listed on the Shenzhen Stock Exchange, is one of the leading express delivery services companies in the PRC. In March 2019, the Company made a loan to the controlling shareholder of STO Express with a principal amount of RMB5.0 billion for a term of three years. The controlling shareholder of STO Express has pledged a portion of its equity interest in STO Express in relation to the loan. The loan is accounted for at amortized cost and is recorded under investment securities (Note 11) on the consolidated balance sheets.

  In addition, the Company entered into a share purchase agreement to acquire a 49% equity interest in an investment vehicle to be established by the controlling shareholder, which will hold a 29.9% equity interest in

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

4.     Significant restructuring transaction, mergers and acquisitions and investments (Continued)

(k)  STO Express Co., Ltd. ("STO Express") (Continued)

  STO Express for a cash consideration of RMB4.7 billion. The completion of this transaction is subject to customary closing conditions.

(l)  Investment in Focus Media Information Technology Co., Ltd. ("Focus Media")

  Focus Media, a company that is listed on the Shenzhen Stock Exchange, operates a media network for advertisements, including within cinemas, and advertising posters and displays in elevators of office and residential buildings. During the year ended March 31, 2019, the Company acquired a total equity interest of approximately 7% in Focus Media for a cash consideration of approximately RMB10.7 billion. The investment is carried at fair value with unrealized gains and losses recorded in the consolidated income statements (Note 11). New Retail Strategic Opportunities Fund, L.P. (the "Offshore Retail Fund") (Note 4(n)) is also an investor in this transaction.

  The Company has also entered into an agreement with Hangzhou Hanyun Xinling Equity Investment Fund (the "Onshore Retail Fund") (Note 4(n)) under which the Onshore Retail Fund will participate in the gain and loss related to a certain portion of the equity interest in Focus Media held by the Company. The arrangement is carried at fair value with unrealized gains and losses recorded in the consolidated income statements.

  In addition, the Company agreed to acquire a 10% equity interest of an entity controlled by the founder and chairman of Focus Media, which holds an approximately 23% equity interest in Focus Media, for a cash consideration of US$511 million (RMB3,429 million). This transaction has not been completed as of March 31, 2019. Such arrangement is carried at fair value with unrealized gains and losses recorded in the consolidated income statements.

(m)   Investment in PT Tokopedia ("Tokopedia")

  Tokopedia operates one of the leading e-commerce platforms in Indonesia. During the year ended March 31, 2018, the Company completed a minority investment in existing and newly issued preferred shares of Tokopedia for a total cash consideration of US$445 million (RMB2,920 million). In connection with the initial investment, the Company also agreed to subscribe for up to US$500 million in additional preferred shares of Tokopedia at the then fair market value if so elected by Tokopedia during a 24-month period after the completion of the initial investment. Pursuant to the agreement, the Company acquired additional newly issued preferred shares of Tokopedia for a total cash consideration of US$500 million (RMB3,443 million) in December 2018. Upon the completion of this investment, the Company held an approximately 29% equity interest in Tokopedia on a fully diluted basis. SoftBank is also an existing shareholder of Tokopedia. The preferred shares are not considered in-substance common stock given that the shares contain certain terms such as liquidation preference over ordinary shares. As a result, such investment was accounted for under the cost method (Note 13) for the year ended March 31, 2018. Upon the adoption of ASU 2016-01, the investment is accounted for using the measurement alternative (Note 11).

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

4.     Significant restructuring transaction, mergers and acquisitions and investments (Continued)

(n)  Investments in Hangzhou Hanyun Xinling Equity Investment Fund Partnership (the "Onshore Retail Fund") and New Retail Strategic Opportunities Fund, L.P. (the "Offshore Retail Fund")

  The Onshore Retail Fund and the Offshore Retail Fund were set up to raise capital to invest in retail related businesses in the PRC and internationally, respectively. The Company is able to exercise significant influence over the investment decisions in both funds. In August 2017 and January 2018, the Company made a commitment to invest RMB1.6 billion and US$200 million in the Onshore Retail Fund and the Offshore Retail Fund, relating to which the Company has funded RMB462 million and RMB922 million to the Onshore Retail Fund as of March 31, 2018 and 2019, respectively; and US$77 million and US$78 million to the Offshore Retail Fund as of March 31, 2018 and 2019, respectively. As of March 31, 2019, the Company held an approximately 20% equity interest in the Onshore Retail Fund and an approximately 10% equity interest in the Offshore Retail Fund. The investments are accounted for under the equity method (Note 13).

(o)   Investment in Huatai Securities Co, Ltd. ("Huatai Securities")

  Huatai Securities, a company that is listed on both the Shanghai Stock Exchange and the HKSE, is a leading integrated securities group in the PRC. In July 2018, the Company acquired an approximately 3% interest in Huatai Securities for a cash consideration of RMB3.5 billion. The investment is carried at fair value with unrealized gains and losses recorded in the consolidated income statements (Note 11).

(p)  Investment in ZTO Express (Cayman) Inc. ("ZTO Express")

  ZTO Express, a company that is listed on the NYSE, is one of the leading express delivery services companies in the PRC. In June 2018, the Company completed an investment in newly issued ordinary shares of ZTO Express for a cash consideration of US$1,100 million (RMB7,114 million), representing an approximately 8% equity interest in ZTO Express. The Offshore Retail Fund (Note 4(n)) is also an investor in this transaction. The investment is carried at fair value with unrealized gains and losses recorded in the consolidated income statements (Note 11).

(q)  Investment in Huitongda Network Co., Ltd. ("Huitongda")

  Huitongda operates a rural online services platform in the PRC. In April 2018, the Company completed an investment in existing and newly issued shares of Huitongda for a cash consideration of RMB4,500 million, representing a 20% equity interest in Huitongda. The equity interest in Huitongda held by the Company is not considered in-substance common stock given that the equity interest contains certain terms such as liquidation preference over ordinary shares. As a result, the investment is accounted for using the measurement alternative (Note 11).

(r)   Investment in Shiji Retail Information Technology Co., Ltd. ("Shiji Retail")

  Shiji Retail is engaged in the provision of retail information system solutions. In April 2018, the Company acquired a 38% equity interest in Shiji Retail for a cash consideration of US$486 million (RMB3,062 million). The equity interest in Shiji Retail held by the Company is not considered in-substance common stock given that the equity interest contains certain terms such as liquidation preference over ordinary shares. As a result, the investment is accounted for using the measurement alternative (Note 11).

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

4.     Significant restructuring transaction, mergers and acquisitions and investments (Continued)

(s)   Investment in Wanda Film Holding Co., Ltd. ("Wanda Film")

  Wanda Film, a company that is listed on the Shenzhen Stock Exchange, is principally engaged in the investment and management of cinemas and film distribution businesses. In March 2018, the Company completed an investment in existing ordinary shares of Wanda Film for a cash consideration of RMB4,676 million, representing an approximately 8% equity interest in Wanda Film. The investment was accounted for under the cost method (Note 13) given that a readily determinable fair value was not available due to the suspension of trading of its shares for an extended period as of March 31, 2018. In November 2018, the trading of the shares of Wanda Film resumed and as a result, the Company began to carry the investment at fair value with unrealized gains and losses recorded in the consolidated income statements (Note 11).

(t)   Investment in Beijing Easyhome Furnishing Chain Group Co., Ltd. ("Easyhome")

  Easyhome is one of the largest home improvement supplies and furniture chains in the PRC. In March 2018, the Company completed an investment in Easyhome for a cash consideration of RMB3,635 million, representing a 10% equity interest in Easyhome. Yunfeng and the Onshore Retail Fund (Note 4(n)) are also investors in this transaction. Such investment was accounted for under the cost method (Note 13) for the year ended March 31, 2018. Upon the adoption of ASU 2016-01, such investment is accounted for using the measurement alternative (Note 11).

(u)  Investment in Sun Art Retail Group Limited ("Sun Art")

  Sun Art, a company that is listed on the HKSE, is a leading hypermarket operator in the PRC. In December 2017, the Company completed investments in existing ordinary shares of Sun Art and existing ordinary shares of A-RT Retail Holdings Limited, a limited liability company incorporated in Hong Kong that holds an approximately 51% equity interest in Sun Art, for an aggregate consideration of HK$19,303 million (RMB16,264 million). In January 2018, the Company acquired additional ordinary shares of Sun Art from public shareholders through a mandatory general offer as required under Hong Kong regulations, for a cash consideration of HK$2 million (RMB2 million). After the completion of these transactions, the Company's effective equity interest in Sun Art was approximately 31%, which is comprised of the direct equity interest of 21% and the indirect equity interest through its shareholding in A-RT Retail Holdings Limited. The Offshore Retail Fund (Note 4(n)) is also an investor in this transaction.

  The investment in Sun Art is accounted for under the equity method (Note 13). Out of the total cash consideration, RMB2,499 million was allocated to amortizable intangible assets, RMB2,953 million was allocated to goodwill, RMB2,187 million was allocated to deferred tax liabilities and RMB12,999 million was allocated to net assets acquired.

(v)   Investment in China United Network Communications Ltd. ("China Unicom")

  China Unicom, a company that is listed on the Shanghai Stock Exchange, is a major telecommunications company in the PRC. In October 2017, the Company completed an investment in newly issued ordinary shares of China Unicom for a cash consideration of RMB4,325 million, representing an approximately 2% equity interest in China Unicom. The investment was accounted for as an available-for-sale security (Note 11) for the year ended March 31, 2018. Upon the adoption of ASU 2016-01, the investment is carried at fair value with unrealized gains and losses recorded in the consolidated income statements (Note 11).

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

4.     Significant restructuring transaction, mergers and acquisitions and investments (Continued)

(w)  Investment in BEST Inc. (formerly known as Best Logistics Technologies Limited) ("Best Logistics")

  Best Logistics is a provider of comprehensive supply-chain solutions and services. In September 2017, in connection with the completion of Best Logistics' initial public offering on the NYSE, all preferred shares of Best Logistics held by the Company were automatically converted into ordinary shares of Best Logistics. Concurrently, the Company acquired additional equity interests in Best Logistics for a cash consideration of US$100 million (RMB657 million), after which the equity interests in Best Logistics held by the Company increased to approximately 23%. Upon the completion of the share conversion, the original investment with a carrying value of US$256 million (RMB1,679 million) was reclassified from a cost method investment to an equity method investment (Note 13). Out of the total purchase price, which included the cash consideration and the carrying amount of the previously held interests in Best Logistics, RMB1,072 million was allocated to amortizable intangible assets, RMB443 million was allocated to goodwill, RMB214 million was allocated to deferred tax liabilities and RMB1,035 million was allocated to net assets acquired.

  Cainiao Network (Note 4(f)) is also an existing shareholder of Best Logistics with an approximately 5% equity interest. Upon the consolidation of Cainiao Network in October 2017, the Company began to account for Cainiao Network's investment in Best Logistics under the equity method (Note 13), and the fair value of this investment at the time amounting to US$215 million (RMB1,420 million) was recognized as the new investment cost. Out of this amount, RMB652 million was allocated to amortizable intangible assets, RMB270 million was allocated to goodwill, RMB131 million was allocated to deferred tax liabilities and RMB629 million was allocated to net assets acquired.

  After the completion of these transactions, the Company's equity interest in Best Logistics was approximately 28%.

(x)   Investment in Xiaoju Kuaizhi Inc. ("Didi Chuxing")

  Didi Chuxing is a leading transportation network company that provides vehicles and taxis for hire in the PRC via smartphone applications. During the years ended March 31, 2017 and 2018, the Company completed additional investments in preferred shares of Didi Chuxing for a total cash consideration of US$400 million (RMB2,652 million). In September 2017, the Company completed a partial disposal of its investment in Didi Chuxing to SoftBank for a cash consideration of US$639 million (RMB4,198 million), and a disposal gain of RMB2,096 million was recognized in interest and investment income, net in the consolidated income statement for the year ended March 31, 2018. Upon the completion of the partial disposal and subsequent additional investments by SoftBank and other investors, the Company's equity interest in Didi Chuxing was approximately 5% on a fully diluted basis. The investment was accounted for under the cost method (Note 13) for the year ended March 31, 2018. Upon the adoption of ASU 2016-01, the investment is accounted for using the measurement alternative (Note 11).

(y)   Investment in Suning.com Co., Ltd. (formerly known as Suning Commerce Group Co., Ltd.) ("Suning")

  Suning, a company that is listed on the Shenzhen Stock Exchange, is one of the largest consumer electronics retail chains in the PRC. In May 2016, the Company completed the subscription for newly issued ordinary shares for a cash consideration of RMB28.2 billion, representing a 19.99% equity interest in Suning. The investment is accounted for under the equity method (Note 13).

  Concurrent with the Company's investment in Suning, Suning subscribed for approximately 26.3 million newly issued ordinary shares of the Company which represent an approximately 1.1% equity interest in the Company

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

4.     Significant restructuring transaction, mergers and acquisitions and investments (Continued)

(y)   Investment in Suning.com Co., Ltd. (formerly known as Suning Commerce Group Co., Ltd.) ("Suning") (Continued)

  for a cash consideration of US$81.51 per ordinary share. The Company's share of Suning's investment in the Company amounting to US$429 million (RMB2,823 million) was deducted from the investment cost of Suning and recognized as an issuance of treasury shares during the year ended March 31, 2017.

  Out of the total purchase consideration, net of the amount related to the treasury shares described above, RMB5,100 million was allocated to amortizable intangible assets, RMB9,113 million was allocated to goodwill, RMB1,582 million was allocated to deferred tax liabilities and RMB12,778 million was allocated to net assets acquired.

  During the years ended March 31, 2018 and March 31, 2019, Suning completed disposal of its equity interest in the Company. Accordingly, RMB590 million and RMB2,233 million was added back to the investment cost of Suning during the years ended March 31, 2018 and 2019, respectively, and the recognition of the corresponding treasury shares was reversed.

  Equity transactions and acquisitions that were not completed as of March 31, 2019

(z)   Investment in Red Star Macalline Group Corporation Limited ("Red Star")

  Red Star, a company that is listed on both the HKSE and Shanghai Stock Exchange, is a leading home improvement and furnishings shopping mall operator in the PRC. In May 2019, the Company completed the subscription of exchangeable bonds issued by the controlling shareholder of Red Star for a cash consideration of RMB4,359 million. The exchangeable bonds have a term of five years and are exchangeable into ordinary shares of Red Star at an initial price of RMB12.28 per share. In addition, the Company acquired an approximately 2% equity interest in Red Star for a total consideration of HK$447 million. The Offshore Retail Fund (Note 4(n)) is also an investor in this transaction.

(aa) Investment in China TransInfo Technology Co., Ltd. ("China TransInfo")

  China TransInfo, a company that is listed on the Shenzhen Stock Exchange, is a PRC-based smart city infrastructure and service provider, including intelligent transportation operation services. In May 2019, the Company agreed to acquire a 15% equity interest in China TransInfo for a cash consideration of RMB3,595 million. The completion of the transaction is subject to customary closing conditions.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

5.     Revenue

  Revenue by segment is as follows:

	Year ended March 31,
	2017 (i)	2018 (i)	2019
	(in millions of RMB)
Core commerce:
China commerce retail (ii)
- Customer management	77,530	114,285	145,684
- Commission	34,066	46,525	61,847
- Others	2,513	15,749	40,084

	114,109	176,559	247,615
China commerce wholesale (iii)	5,679	7,164	9,988
International commerce retail (iv)	7,336	14,216	19,558
International commerce wholesale (v)	6,001	6,625	8,167
Cainiao logistics services (vi)	—	6,759	14,885
Local consumer services (vii)	—	—	18,058
Others	755	2,697	5,129

Total core commerce	133,880	214,020	323,400
Cloud computing (viii)	6,663	13,390	24,702
Digital media and entertainment (ix)	14,733	19,564	24,077
Innovation initiatives and others (x)	2,997	3,292	4,665

Total	158,273	250,266	376,844

  (i)
  Prior period amounts have not been adjusted due to the adoption of ASC 606 under the modified retrospective method (Note 2(g)).

  (ii)
  Revenue from China commerce retail is primarily generated from the Company's China retail marketplaces and includes revenue from customer management, commissions and sales of goods.

  (iii)
  Revenue from China commerce wholesale is primarily generated from 1688.com and includes revenue from membership fees and customer management.

  (iv)
  Revenue from international commerce retail is primarily generated from Lazada (Note 4(i)) and AliExpress and includes revenue from sales of goods, commissions, logistics services and customer management.

  (v)
  Revenue from international commerce wholesale is primarily generated from Alibaba.com and includes membership fees and revenue from customer management.

  (vi)
  Revenue from Cainiao logistics services represents revenue from the domestic and cross-border fulfillment services provided by Cainiao Network (Note 4(f)).

  (vii)
  Revenue from local consumer services primarily represents revenue from the provision of delivery services and other services provided by Ele.me (Note 4(c)).

  (viii)
  Revenue from cloud computing is primarily generated from the provision of services, such as elastic computing, database, storage, network virtualization services, large scale computing, security, management and application services, big data analytics, and machine learning platform and IoT services.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

5.     Revenue (Continued)

  (ix)
  Revenue from digital media and entertainment is primarily generated from Youku (Note 4(h)) and UCWeb and includes revenue from customer management and membership fees.

  (x)
  Revenue from innovation initiatives and others is primarily generated from businesses such as Amap and other innovation initiatives. Other revenue also includes the SME Annual Fee received from Ant Financial and its affiliates (Note 4(a)).

  Revenue by type is as follows:

	Year ended March 31,
	2017 (i)	2018 (i)	2019
	(in millions of RMB)
Customer management services
P4P and display marketing	83,581	119,822	151,654
Other customer management services	5,706	9,076	13,962

Total customer management services	89,287	128,898	165,616
Commission	37,848	52,411	81,086
Membership fees	10,638	13,823	19,139
Logistics services	—	6,759	23,397
Cloud computing services	6,663	13,390	24,702
Sales of goods	3,889	18,719	46,942
Other revenue (ii)	9,948	16,266	15,962

Total	158,273	250,266	376,844

  (i)
  Prior period amounts have not been adjusted due to the adoption of ASC 606 under the modified retrospective method (Note 2(g)).

  (ii)
  Other revenue includes other value-added services provided through various platforms and the SME Annual Fee received from Ant Financial and its affiliates (Note 4(a)).

  The amount of revenue recognized for performance obligations satisfied (or partially satisfied) in prior periods for contracts with expected duration of more than one year during the year ended March 31, 2019 was not material. As permitted under the transitional provision in ASC 606, the amount of revenue recognized for performance obligations satisfied (or partially satisfied) as of March 31, 2018 is not disclosed.

6.     Other income, net

	Year ended March 31,
	2017	2018	2019
	(in millions of RMB)
Profit Share Payments (Note 4(a))	2,086	3,444	517
Government grants (i)	451	555	666
Amortization of restructuring reserve (Note 4(a))	(264)	(264)	(264)
Exchange differences	2,328	(1,679)	(1,950)
Others	1,485	2,104	1,252

Total	6,086	4,160	221

  (i)
  Government grants mainly represent amounts received from central and local governments in connection with the Company's investments in local business districts and contributions to technology development.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

7.     Income tax expenses

  Composition of income tax expenses

	Year ended March 31,
	2017	2018	2019
	(in millions of RMB)
Current income tax expense	13,495	17,223	18,750
Deferred taxation	281	976	(2,197)

	13,776	18,199	16,553

  Under the current laws of the Cayman Islands, the Company is not subject to tax on its income or capital gains. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax is imposed. The Company's subsidiaries incorporated in Hong Kong were subject to the Hong Kong profits tax rate at 16.5% for the years ended March 31, 2017, 2018 and 2019. The Company's subsidiaries incorporated in other jurisdictions were subject to income tax charges calculated according to the tax laws enacted or substantially enacted in the countries where they operate and generate income.

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

  The tax status of the subsidiaries of the Company with major taxable profits is described below:

  •
  Alibaba (China) Technology Co., Ltd. ("Alibaba China") and Taobao (China) Software Co., Ltd. ("Taobao China"), entities primarily engaged in the operations of the Company's wholesale marketplaces and Taobao Marketplace, respectively, obtained the annual review and notification relating to the renewal of the Key Software Enterprises status for the taxation years of 2015, 2016 and 2017 in the quarters ended September 30, 2016, 2017 and 2018, respectively. Accordingly, Alibaba China and Taobao China, which had qualified as High and New Technology Enterprises and applied an EIT rate of 15% for the taxation years of 2015, 2016 and 2017, reflected the reduction in tax rate to 10% for the taxation years of 2015, 2016 and 2017 in the consolidated income statements for the years ended March 31, 2017, 2018 and 2019.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

7.     Income tax expenses (Continued)

  •
  Zhejiang Tmall Technology Co., Ltd. ("Tmall China"), an entity primarily engaged in the operations of Tmall, was recognized as a High and New Technology Enterprise and also granted the Software Enterprise status and was thereby entitled to an income tax exemption for two years beginning from its first profitable taxation year of 2012, and a 50% reduction for the subsequent three years starting from the taxation year of 2014. Accordingly, Tmall China was entitled to an EIT rate of 12.5% during the taxation years of 2015 and 2016. Tmall China obtained notification of recognition as a Key Software Enterprise for the taxation years of 2016 and 2017 in the quarter ended September 30, 2017 and 2018. Accordingly, Tmall China, which had applied an EIT rate of 12.5% and 15% for the taxation years of 2016 and 2017, respectively, reflected the reduction in tax rate to 10% for the taxation years of 2016 and 2017 in the consolidated income statement for the years ended March 31, 2018 and 2019.

  The total tax adjustments for Alibaba China, Taobao China, Tmall China and certain other PRC subsidiaries of the Company, amounting to RMB720 million, RMB2,295 million and RMB4,656 million, were recorded in the consolidated income statements for the years ended March 31, 2017, 2018 and 2019, respectively. The annual review and notification relating to the renewal of the Key Software Enterprises status for the taxation year of 2018 has not yet been obtained as of March 31, 2019. Accordingly, Alibaba China, Taobao China and Tmall China continued to apply an EIT rate of 15% for the taxation year of 2018 as High and New Technology Enterprises.

  Most of the remaining PRC entities of the Company are subject to EIT at 25% for the years ended March 31, 2017, 2018 and 2019.

  Pursuant to the EIT Law, a 10% withholding tax is levied on dividends declared by PRC companies to their foreign investors. A lower withholding tax rate of 5% is applicable if direct foreign investors with at least 25% equity interest in the PRC company are incorporated in Hong Kong and meet the relevant requirements pursuant to the tax arrangement between the PRC and Hong Kong. Since the equity holders of the major PRC subsidiaries of the Company are Hong Kong incorporated companies and meet the relevant requirements pursuant to the tax arrangement between the PRC and Hong Kong, the Company has used 5% to provide for deferred tax liabilities on retained earnings which are anticipated to be distributed. As of March 31, 2019, the Company had fully accrued the withholding tax on the earnings distributable by all of the subsidiaries of the Company in the PRC, except for those undistributed earnings that the Company intends to invest indefinitely in the PRC which amounted to RMB49.7 billion.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

7.     Income tax expenses (Continued)

  Composition of deferred tax assets and liabilities

	As of March 31,
	2018	2019
	(in millions of RMB)
Deferred tax assets
Licensed copyrights	1,191	2,475
Tax losses carried forward and others (i)	9,467	21,896

	10,658	24,371
Valuation allowance	(8,476)	(21,838)

Total deferred tax assets	2,182	2,533

Deferred tax liabilities
Identifiable intangible assets	(9,181)	(12,659)
Withholding tax on undistributed earnings (ii)	(8,375)	(7,901)
Investment securities and others	(1,756)	(1,957)

Total deferred tax liabilities	(19,312)	(22,517)

Net deferred tax liabilities	(17,130)	(19,984)

  (i)
  Others is primarily comprised of property and equipment, deferred revenue and customer advances, as well as accrued expenses which are not deductible until paid under PRC tax laws.

  (ii)
  The related deferred tax liabilities as of March 31, 2018 and 2019 were provided on the assumption that 100% of the distributable reserves of the major PRC subsidiaries will be distributed as dividends, except for those undistributed earnings that the Company intends to invest indefinitely in the PRC which amounted to RMB28.6 billion and RMB49.7 billion, respectively.

  Valuation allowances provided on the deferred tax assets mainly related to the tax losses carried forward due to the uncertainty surrounding their realization. If events occur in the future that improve the certainty of realization, an adjustment to the valuation allowances will be made and consequently income tax expenses will be reduced.

  As of March 31, 2019, the accumulated tax losses of subsidiaries incorporated in the United States, Indonesia and Singapore, subject to the agreement of the relevant tax authorities, of RMB3,690 million, RMB3,686 million and RMB3,075 million, respectively, are allowed to be carried forward to offset against future taxable profits. The carry forward of tax losses in the United States and Singapore has no time limit, while the tax losses in Indonesia will expire, if unused, in the years ending March 31, 2020 through 2024. The accumulated tax losses of subsidiaries incorporated in the PRC, subject to the agreement of the PRC tax authorities, of RMB73,148 million as of March 31, 2019 will expire, if unused, in the years ending March 31, 2020 through 2024.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

7.     Income tax expenses (Continued)

  Reconciliation of the differences between the statutory EIT rate applicable to profits of the consolidated entities and the income tax expenses of the Company:

	Year ended March 31,
	2017	2018	2019
	(in millions of RMB, except per share data)
Income before income tax and share of result of equity investees	60,029	100,403	96,221
Income tax computed at statutory EIT rate (25%)	15,007	25,101	24,055
Effect of different tax rates available to different jurisdictions	(772)	392	(1,568)
Effect of tax holiday and preferential tax benefit on assessable profits of subsidiaries incorporated in the PRC	(10,507)	(14,782)	(17,687)
Non-deductible expenses and non-taxable income, net (i)	6,090	1,780	8,168
Tax savings from additional deductions on certain research and development expenses available for subsidiaries incorporated in the PRC (ii)	(1,694)	(2,330)	(5,774)
Withholding tax on the earnings distributed and anticipated to be remitted	3,009	4,393	3,954
Change in valuation allowance, deduction of certain share-based compensation expense and others (iii)	2,643	3,645	5,405

Income tax expenses	13,776	18,199	16,553

Effect of tax holidays inside the PRC on basic earnings per share/ADS (RMB)	4.21	5.79	6.86

  (i)
  Expenses not deductible for tax purposes and non-taxable income primarily represent investment income (loss), share-based compensation expense, interest expense and exchange differences. Investment income (loss) during the year ended March 31, 2017 includes gains from the revaluation of previously held equity interest relating to the acquisition of Youku (Note 4(h)). Investment income (loss) during the year ended March 31, 2018 includes gains from the revaluation of previously held equity interests relating to the acquisitions of Cainiao Network (Note 4(f)) and Intime (Note 4(g)). Investment income (loss) during the year ended March 31, 2019 includes gains from the revaluation of previously held equity interest relating to the acquisitions of Koubei (Note 4(c)) and Alibaba Pictures (Note 4(b)).

  (ii)
  This amount represents tax incentives relating to the research and development expenses of certain major operating subsidiaries in the PRC.

  (iii)
  This amount primarily represents valuation allowance against the deferred tax assets associated with operating losses, amortization of licensed copyrights and other timing differences which may not be realized as a tax benefit.

8.     Share-based awards

  Share-based awards such as RSUs, incentive and non-statutory options, restricted shares, dividend equivalents, share appreciation rights and share payments may be granted to any directors, employees and consultants of the Company or affiliated companies under the equity incentive plan adopted in 2011, which govern the terms of the awards. In September 2014, the Company adopted a post-IPO equity incentive plan (the "2014 Plan") which has a ten-year term. Share-based awards are only available for issuance under the 2014 Plan. If an award under the previous plan terminates, expires or lapses, or is cancelled for any reason, ordinary shares subject to the award become available for the grant of a new award under the 2014 Plan. Starting from

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

8.     Share-based awards (Continued)

  April 1, 2015 and on each anniversary thereof, an additional amount equal to the lesser of (A) 25,000,000 ordinary shares, and (B) such lesser number of ordinary shares as determined by the board of directors will become available for the grant of a new award under the 2014 Plan. All share-based awards granted under the 2014 Plan are subject to dilution protection should the capital structure of the Company be affected by a share split, reverse share split, share dividend or other dilutive action. The 2014 Plan has substantially similar terms as the plan adopted in 2011 except that (i) the 2014 Plan is administered by the compensation committee of the board (or a subcommittee thereof), or such other committee of the board to which the board has delegated power to act, or the board in the absence of any such committee, and (ii) certain terms are adjusted for the purposes of compliance with the Sarbanes-Oxley Act of 2002, U.S. Securities Act of 1933 and the regulations thereunder, as amended from time to time and U.S. Securities Exchange Act of 1934 and the regulations thereunder, as amended from time to time, among others. As of March 31, 2019, the number of shares authorized but unissued was 34,151,552 ordinary shares.

  RSUs and share options granted are generally subject to a four-year vesting schedule as determined by the administrator of the plans. Depending on the nature and the purpose of the grant, RSUs and share options generally vest 25% or 50% upon the first or second anniversary of the vesting commencement date, respectively, as provided in the grant agreement, and 25% every year thereafter. No outstanding RSUs or share options will be subject to vesting or exercisable after the expiry of a maximum of six years from the date of grant. Certain RSUs and share options granted to the senior management members of the Company are subject to a six-year vesting schedule. No outstanding RSUs or share options will be subject to vesting or exercisable after the expiry of a maximum of eight years from the date of grant.

(a)   RSUs relating to ordinary shares of the Company

  A summary of the changes in the RSUs relating to ordinary shares granted by the Company during the year ended March 31, 2019 is as follows:

	Number of RSUs	Weighted- average grant date fair value
		US$
Awarded and unvested as of April 1, 2018	68,424,858	100.93
Granted	24,863,988	181.74
Vested	(24,337,392)	84.31
Cancelled/forfeited	(4,604,961)	135.06

Awarded and unvested as of March 31, 2019	64,346,493	136.00

Expected to vest as of March 31, 2019 (i)	53,175,748	134.59
  (i)
  RSUs expected to vest are the result of applying the pre-vesting forfeiture rate assumptions to total outstanding RSUs.

  As of March 31, 2018 and 2019, 1,983,785 and 1,878,835 outstanding RSUs were held by non-employees, respectively. These RSUs were subject to re-measurement through each vesting date to determine the appropriate amount of the expense.

  As of March 31, 2019, there were RMB22,432 million of unamortized compensation costs related to these outstanding RSUs, net of expected forfeitures and after re-measurement applicable to the awards granted to non-employees. These amounts are expected to be recognized over a weighted average period of 1.9 years.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

8.     Share-based awards (Continued)

(a)   RSUs relating to ordinary shares of the Company (Continued)

  During the years ended March 31, 2017, 2018 and 2019, the Company recognized share-based compensation expense of RMB12,322 million, RMB16,165 million and RMB22,137 million, respectively, in connection with the above RSUs, net of cash reimbursement from related companies, including Ant Financial (Note 21).

(b)   Share options relating to ordinary shares of the Company

  A summary of the changes in the share options relating to ordinary shares granted by the Company during the year ended March 31, 2019 is as follows:

	Number of share options	Weighted average exercise price	Weighted average remaining contractual life
		US$	(in years)
Outstanding as of April 1, 2018	7,938,015	70.10	4.5
Exercised	(795,809)	45.02
Cancelled/forfeited/expired	(25,000)	76.81

Outstanding as of March 31, 2019	7,117,206	72.88	3.7

Vested and exercisable as of March 31, 2019	3,258,039	75.32	3.6
Vested and expected to vest as of March 31, 2019 (i)	7,016,598	72.78	3.7
  (i)
  Share options expected to vest are the result of applying the pre-vesting forfeiture rate assumptions to total outstanding share options.

  As of March 31, 2018 and 2019, 141,000 and 76,550 outstanding share options were held by non-employees, respectively. These share options were subject to re-measurement through each vesting date to determine the appropriate amount of the expense.

  As of March 31, 2019, the aggregate intrinsic value of all outstanding options was RMB5,243 million. As of the same date, the aggregate intrinsic value of options that were vested and exercisable and options that were vested and expected to vest is RMB2,347 million and RMB5,173 million, respectively.

  During the years ended March 31, 2017, 2018 and 2019, the weighted average grant date fair value of share options granted was US$22.89, nil and nil, respectively, and the total grant date fair value of options vested during the same years was RMB348 million, RMB452 million and RMB311 million, respectively. During the same years, the aggregate intrinsic value of share options exercised was RMB1,799 million, RMB1,980 million and RMB708 million, respectively.

  Cash received from option exercises under the share option plans for the years ended March 31, 2017, 2018 and 2019 was RMB287 million, RMB174 million and RMB220 million, respectively.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

8.     Share-based awards (Continued)

(b)   Share options relating to ordinary shares of the Company (Continued)

  No share options were granted during the years ended March 31, 2018 and 2019. The fair value of each option grant is estimated on the date of grant using the Black-Scholes model by applying the assumptions below:

Year ended March 31,
2017
Risk-free interest rate (i)	1.23% – 1.30%
Expected dividend yield (ii)	0%
Expected life (years) (iii)	4.38
Expected volatility (iv)	31.7% – 33.2%
  (i)
  Risk-free interest rate is based on the yields of United States Treasury securities with maturities similar to the expected life of the share options in effect at the time of grant.

  (ii)
  Expected dividend yield is assumed to be nil as the Company has no history or expectation of paying a dividend on its ordinary shares.

  (iii)
  Expected life of share options is based on the average between the vesting period and the contractual term for each grant.

  (iv)
  Expected volatility is assumed based on the historical volatility of the Company's comparable companies in the period equal to the expected life of each grant.

  As of March 31, 2019, there were RMB111 million of unamortized compensation costs related to these outstanding share options, net of expected forfeitures and after re-measurement applicable to the awards granted to non-employees. These amounts are expected to be recognized over a weighted average period of 1.5 years.

  During the years ended March 31, 2017, 2018 and 2019, the Company recognized share-based compensation expense of RMB524 million, RMB270 million and RMB181 million, respectively, in connection with the above share options, net of cash reimbursement from related companies, including Ant Financial (Note 21).

(c)   Partner Capital Investment Plan relating to ordinary shares of the Company

  Beginning in 2013, the Company offered selected members of the Alibaba Partnership rights to acquire restricted shares of the Company. For the rights offered before 2016, these rights and the underlying restricted shares were subject to a non-compete provision, and the holders were entitled to purchase restricted shares at a price of US$14.50 per share during a four-year period. Upon the exercise of the rights, the underlying ordinary shares may not be transferred for a period of eight years from the date of subscription of the relevant rights. For the rights offered since 2016, the rights and the underlying restricted shares were subject to certain service provisions that were not related to employment, and holders were entitled to purchase restricted shares at a price between US$23.00 and US$26.00 per share, over a period of ten years from the vesting commencement date.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

8.     Share-based awards (Continued)

(c)   Partner Capital Investment Plan relating to ordinary shares of the Company (Continued)

  The number of ordinary shares underlying these rights is 18,000,000 shares, of which the rights to subscribe for 17,500,000 shares had been offered and subscribed up to March 31, 2019. The rights offered before 2016 were accounted for as noncontrolling interests of the Company as these rights were issued by the Company's subsidiaries and classified as equity at the subsidiary level. The rights offered in the subsequent periods were accounted for as share options issued by the Company.

  As of March 31, 2019, there were RMB941 million of unamortized compensation costs related to these rights, net of expected forfeitures and after re-measurement applicable to the awards granted to non-employees. These amounts are expected to be recognized over a weighted average period of 4.5 years. Share-based compensation expense of RMB241 million, RMB435 million and RMB409 million was recognized in connection with these rights for the years ended March 31, 2017, 2018 and 2019, respectively.

  The fair value of each right to acquire restricted shares is estimated on the subscription date using the Black-Scholes model by applying the assumptions below:

	Year ended March 31,
	2017	2018	2019
Risk-free interest rate (i)	1.86%	2.07%	2.94%
Expected dividend yield (ii)	0%	0%	0%
Expected life (years) (iii)	8.25	8.25	8.25
Expected volatility (iv)	39.0%	34.2%	33.0%
  (i)
  Risk-free interest rate is based on the yields of United States Treasury securities with maturities similar to the expected life of the share-based awards in effect at the time of grant.

  (ii)
  Expected dividend yield is assumed to be nil as the Company has no history or expectation of paying a dividend on its ordinary shares.

  (iii)
  Expected life of the rights is based on management's estimate on timing of redemption for ordinary shares by the participants.

  (iv)
  Expected volatility is assumed based on the historical volatility of the Company's comparable companies in the period equal to expected life of each right.

(d)  Share-based awards relating to Ant Financial

  Since March 2014, Junhan, the general partner of which is a company wholly-owned by the executive chairman of the Company and a major equity holder of Ant Financial, has made grants of share economic rights similar to share appreciation awards linked to the valuation of Ant Financial (the "SERs") to certain employees of the Company. Since April 2018, Ant Financial, through its subsidiary, has granted certain RSU awards to certain employees of the Company. The SERs will be settled in cash by Junhan upon disposal of these awards by the holders. The RSU awards may be settled in cash or equity by the Ant Financial subsidiary upon vesting of the awards. Junhan and the Ant Financial subsidiary have the right to repurchase the vested SERs or RSU awards (or any underlying shares of the vested RSU awards) granted by them, as applicable, from the holders upon an initial public offering of Ant Financial or the termination of the holders' employment with the Company at a price to be determined based on the then fair market value of Ant Financial. These awards are generally subject to a four-year vesting schedule as determined by the administrator of the plan. Depending on

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

8.     Share-based awards (Continued)

(d)  Share-based awards relating to Ant Financial (Continued)

  the nature and the purpose of the grant, these awards generally vest 25% or 50% upon the first or second anniversary of the vesting commencement date, respectively, as provided in the grant agreement, and 25% every year thereafter. Certain awards granted to the senior management members of the Company are subject to a six-year vesting schedule. The Company has no obligation to reimburse Junhan, Ant Financial or its subsidiaries for the cost associated with these awards.

  For accounting purposes, these awards meet the definition of a financial derivative. The cost relating to these awards is recognized by the Company and the related expense is recognized over the requisite service period in the consolidated income statements with a corresponding credit to additional paid-in capital. Subsequent changes in the fair value of these awards are recorded in the consolidated income statements. The expenses relating to the SERs are re-measured at the fair value on each reporting date until their settlement dates. The expenses relating to the RSU awards granted by Ant Financial's subsidiary are re-measured at the fair value on each reporting date until their vesting dates.

  During the years ended March 31, 2017, 2018 and 2019, the Company recognized expenses of RMB2,188 million, RMB2,278 million and RMB12,855 million in respect of the share-based awards relating to Ant Financial, respectively.

(e)   Share-based compensation expense by function

	Year ended March 31,
	2017	2018	2019
	(in millions of RMB)
Cost of revenue	3,893	5,505	8,915
Product development expenses	5,712	7,374	15,378
Sales and marketing expenses	1,772	2,037	4,411
General and administrative expenses	4,618	5,159	8,787

Total	15,995	20,075	37,491

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

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

9.     Earnings per share (Continued)

  The following table sets forth the computation of basic and diluted net income per share/ADS for the following periods:

	Year ended March 31,
	2017	2018	2019
	(in millions of RMB, except share data and per share data)
Numerator:
Net income attributable to ordinary shareholders for computing net income per ordinary share — basic	43,675	63,985	87,600
Dilution effect arising from share-based awards issued by a subsidiary and equity investees	(11)	(21)	(42)

Net income attributable to ordinary shareholders for computing net income per ordinary share — diluted	43,664	63,964	87,558
Shares (denominator):
Weighted average number of shares used in calculating net income per ordinary share — basic (million shares)	2,493	2,553	2,580
Adjustments for dilutive RSUs and share options (million shares)	80	57	43

Weighted average number of shares used in calculating net income per ordinary share — diluted (million shares)	2,573	2,610	2,623
Net income per ordinary share/ADS — basic (RMB)	17.52	25.06	33.95

Net income per ordinary share/ADS — diluted (RMB)	16.97	24.51	33.38

10.   Restricted cash and escrow receivables

	As of March 31,
	2018	2019
	(in millions of RMB)
Money received or receivable on escrow services offered by AliExpress (i)	3,171	8,354
Others	246	164

	3,417	8,518

  (i)
  The amount represents customer funds held by external payment networks outside the PRC relating to AliExpress with a corresponding liability recorded under escrow money payable.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

11.   Investment securities and fair value disclosure

	As of March 31, 2018
	Original cost	Gross unrealized gains	Gross unrealized losses	Provision for decline in value	Carrying value
	(in millions of RMB)
Equity securities:
Listed equity securities	20,303	10,990	(1,587)	(983)	28,723
Equity securities accounted for under the fair value option	498	67	—	—	565
Debt investments (i)	13,898	—	—	(179)	13,719

	34,699	11,057	(1,587)	(1,162)	43,007

	As of March 31, 2019
	Original cost	Gross unrealized gains	Gross unrealized losses	Provision for decline in value	Carrying value
	(in millions of RMB)
Equity securities:
Listed equity securities	57,121	15,968	(11,887)	—	61,202
Investments in privately held companies (ii)	81,894	14,107	(78)	(13,250)	82,673
Debt investments (i)	23,843	44	(20)	(725)	23,142

	162,858	30,119	(11,985)	(13,975)	167,017

  (i)
  Debt investments include convertible bonds accounted for under the fair value option, for which the fair value as of March 31, 2018 and 2019 were RMB1,256 million and RMB2,742 million, respectively. Unrealized gains recorded on these convertible bonds in the consolidated income statements were nil and RMB44 million during the years ended March 31, 2018 and 2019, respectively. Debt investments also include investments in certain wealth management products amounting to RMB6.9 billion as of March 31, 2018 and 2019. These investments were pledged to a financial institution in the PRC to secure a financing provided by this financial institution amounting to RMB6.9 billion to one of the Company's founders and an equity holder in certain of the Company's variable interest entities, to support his minority investment through a PRC limited partnership in Wasu Media Holding Co., Ltd., a company listed on the Shenzhen Stock Exchange.

  (ii)
  Upon the adoption of ASU 2016-01, certain investments in privately held companies that were previously accounted for under the cost method with a carrying value of RMB59,942 million as of March 31, 2018 were reclassified into investment securities as of April 1, 2018.

  Details of the significant additions during the years ended March 31, 2017, 2018 and 2019 are set out in Note 4.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

11.   Investment securities and fair value disclosure (Continued)

  For equity securities, a summary of gains and losses, including impairment losses, recognized in interest and investment income, net is as follows:

	Year ended March 31,
	2017	2018	2019
	(in millions of RMB)
Net unrealized gains recognized during the period for equity securities still held as of the end of the period	—	11	598
Net gains recognized during the period from disposals of equity securities during the period	5,601	1	5,120

Net gains recognized during the period on equity securities	5,601	12	5,718

  As of March 31, 2018, net unrealized gains of RMB9,403 million on listed equity securities previously classified as available-for-sale were recorded in accumulated other comprehensive income. Upon the adoption of ASU 2016-01, the Company carried these equity securities at fair value with unrealized gains and losses recorded in the consolidated income statements. Unrealized gains and losses recorded in accumulated other comprehensive income as of March 31, 2018 related to those equity securities previously classified as available-for-sale, in the amount of RMB8,196 million, net of tax, were reclassified into retained earnings as of April 1, 2018 (Note 2(t)). For listed equity securities previously classified as available-for-sale with unrealized losses, their related aggregate fair values amounted to RMB7,636 million as of March 31, 2018. The carrying amounts of listed equity securities previously classified as available-for-sale that were in a loss position over twelve months were insignificant as of the same date.

  In addition, upon the adoption of ASU 2016-01, the Company no longer accounts for certain other equity investments in privately held companies over which the Company neither has control nor significant influence through investment in common stock or in-substance common stock using the cost method. Beginning on April 1, 2018, the Company elected to record a majority of equity investments in privately held companies using the measurement alternative (Note 2(t)). These equity securities, which amounted to RMB59,942 million as of March 31, 2018, were previously classified under investments in equity investees and were reclassified into investment securities on the consolidated balance sheets as of April 1, 2018 (Note 13). During the year ended March 31, 2019, upward adjustments of RMB15,474 million, and impairments and downward adjustments of RMB10,404 million, were recorded in interest and investment income, net, in the consolidated income statement. The Company's impairment analysis considers both qualitative and quantitative factors that may have a significant effect on the fair value of these equity securities. As of March 31, 2019, the amount of investments in privately held companies for which the Company elected to record using the measurement alternative amounted to RMB81,514 million.

  During the years ended March 31, 2017, 2018 and 2019, no realized gains or losses were recognized for the disposal of debt investments. During the same periods, impairment losses on debt investments of RMB173 million, RMB6 million and RMB546 million were recorded in interest and investment income, net in the consolidated income statements, respectively.

  The carrying amount of debt investments approximates their fair value due to the fact that the related effective interest rates approximate rates currently offered by financial institutions for similar debt instruments of comparable maturities.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

11.   Investment securities and fair value disclosure (Continued)

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

  Fair value of short-term investments and listed equity securities are based on quoted prices in active markets for identical assets or liabilities. Other financial instruments, such as interest rate swap contracts, are valued based on inputs derived from or corroborated by observable market data. Valuations of convertible and exchangeable bonds that do not have a quoted price are performed using valuation models such as the binomial model with unobservable inputs including risk-free interest rate and expected volatility. The valuation of contingent consideration is performed using an expected cash flow method with unobservable inputs including the probability to achieve the contingencies, which is assessed by the Company, in connection with the contingent consideration arrangements. Investments in privately held companies for which the Company elected to record using the measurement alternative were re-measured on a non-recurring basis, and are categorized within Level 3 under the fair value hierarchy. The values were estimated based on valuation methods using the observable transaction price at the transaction date and other unobservable inputs including volatility, as well as rights and obligations of the securities that the Company holds.

  The following table summarizes the Company's assets and liabilities that are measured at fair value on a recurring basis and are categorized under the fair value hierarchy:

	As of March 31, 2018
	Level 1	Level 2	Level 3	Total
	(in millions of RMB)
Assets
Short-term investments	6,086	—	—	6,086
Restricted cash and escrow receivables	3,417	—	—	3,417
Listed equity securities	28,723	—	—	28,723
Equity securities accounted for under the fair value option	—	—	565	565
Convertible bonds accounted for under the fair value option	—	—	1,256	1,256
Interest rate swap contracts	—	542	—	542

	38,226	542	1,821	40,589

Liabilities
Contingent consideration in relation to investments and acquisitions	—	—	120	120

	—	—	120	120

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

11.   Investment securities and fair value disclosure (Continued)

	As of March 31, 2019
	Level 1	Level 2	Level 3	Total
	(in millions of RMB)
Assets
Short-term investments	3,262	—	—	3,262
Restricted cash and escrow receivables	8,518	—	—	8,518
Listed equity securities	61,202	—	—	61,202
Convertible bonds accounted for under the fair value option	244	—	2,498	2,742
Interest rate swap contracts	—	331	—	331
Others	604	1,444	1,159	3,207

	73,830	1,775	3,657	79,262

Liabilities
Contingent consideration in relation to investments and acquisitions	—	—	5,122	5,122

	—	—	5,122	5,122

  Convertible bonds categorized within Level 3 under the fair value hierarchy:

Amounts
(in millions of RMB)
Balance as of April 1, 2017	—
Additions	1,264
Foreign currency translation adjustments	(8)

Balance as of March 31, 2018	1,256
Additions	1,153
Foreign currency translation adjustments	89

Balance as of March 31, 2019	2,498

  Contingent consideration in relation to investments and acquisitions categorized within Level 3 under the fair value hierarchy:

Amounts
(in millions of RMB)
Balance as of April 1, 2017	921
Payment	(770)
Net decrease in fair value	(17)
Foreign currency translation adjustments	(14)

Balance as of March 31, 2018	120
Additions (i)	4,790
Net decrease in fair value	(45)
Foreign currency translation adjustments	257

Balance as of March 31, 2019	5,122

  (i)
  Additions during the year ended March 31, 2019 were related to the acquisition of Ele.me (Note 4(c)).

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

12.   Prepayments, receivables and other assets

	As of March 31,
	2018	2019
	(in millions of RMB)
Current:
Accounts receivable, net of allowance	7,284	13,771
Inventories	4,535	8,534
Amounts due from related companies (i)	8,080	7,445
VAT receivables, net of allowance (ii)	8,915	7,347
Prepaid cost of revenue, sales and marketing and other expenses	4,283	7,049
Advances to/receivables from customers, merchants and others	3,700	4,689
Deferred direct selling costs (iii)	1,643	1,990
Licensed copyrights (Note 2(y))	964	1,126
Interest receivables	672	867
Loan receivables, net	419	490
Others	2,733	5,282

	43,228	58,590

Non-current:
Prepayment for acquisition of property and equipment	5,933	7,643
Film costs and prepayment for licensed copyrights and others	5,614	7,205
Land use rights, net (iv)	9,377	6,419
Deferred tax assets (Note 7)	2,182	2,533
Fair value of interest rate swap contracts	542	331
Deferred direct selling costs (iii)	188	281
Others	2,438	3,606

	26,274	28,018

  (i)
  Amounts due from related companies primarily represent balances arising from transactions with Ant Financial and its subsidiaries (Notes 4(a) and 21). The balances are unsecured, interest free and repayable within the next twelve months.

  (ii)
  VAT receivables mainly represent VAT receivable from relevant PRC tax authorities arising from the Company's VAT refund service. The Company provides advance settlement of relevant VAT refund amounts to its customers prior to receiving the VAT refund from tax authorities. To provide this service, the Company relies on short-term banking facilities and takes on credit risk if the Company fails to recover the prepaid VAT amount.

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

  (iv)
  As of March 31, 2019, the Company revised the presentation to report land use rights under prepayments, receivables and other assets on the consolidated balance sheet. Accordingly, land use rights, net as of

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

12.   Prepayments, receivables and other assets (Continued)

    March 31, 2018 in the amount of RMB9,377 million was reclassified to prepayments, receivables and other assets to conform with the current year presentation.

13.   Investments in equity investees

	Cost method	Equity method	Total
	(in millions of RMB)
Balance as of April 1, 2017	35,404	84,964	120,368
Additions (i)	34,121	26,391	60,512
Share of results, other comprehensive income and other reserves (ii)	—	(3,660)	(3,660)
Disposals	(3,051)	(474)	(3,525)
Transfers (iii)	(1,725)	(9,011)	(10,736)
Impairment loss (iv)	(1,753)	(18,153)	(19,906)
Foreign currency translation adjustments	(3,054)	(299)	(3,353)

Balance as of March 31, 2018	59,942	79,758	139,700
Transfer of cost method investments (v)	(59,942)	—	(59,942)

Balance as of April 1, 2018	—	79,758	79,758
Additions (i)	—	14,360	14,360
Share of results, other comprehensive income and other reserves (ii)	—	1,905	1,905
Disposals	—	(1,160)	(1,160)
Transfers (iii)	—	(10,153)	(10,153)
Impairment loss (iv)	—	(493)	(493)
Foreign currency translation adjustments	—	237	237

Balance as of March 31, 2019	—	84,454	84,454

  (i)
  Details of the significant additions of the investments in equity investees are set out in Note 4.

  (ii)
  Share of results, other comprehensive income and other reserves include the share of results of the equity investees, the gain or loss arising from the deemed disposal of the equity investees and the amortization of basis differences. The amount excludes the expenses relating to the share-based awards underlying the equity of the Company and Ant Financial granted to employees of certain equity investees (Note 8(d)).

  (iii)
  During the year ended March 31, 2018, transfers under the equity method were primarily related to the consolidation of Cainiao Network (Note 4(f)) and Intime (Note 4(g)) upon the acquisition of control by the Company.

    During the year ended March 31, 2019, transfers under the equity method were primarily related to the consolidation of Alibaba Pictures (Note 4(b)).

  (iv)
  Impairment charges in connection with the equity method investments of RMB245 million, RMB18,153 million and RMB493 million were recorded in share of results of equity investees in the consolidated income statements for the years ended March 31, 2017, 2018 and 2019, respectively.

    Impairment charges in connection with the cost method investments of RMB2,125 million and RMB1,753 million were recorded in interest and investment income, net in the consolidated income statements for the years ended March 31, 2017 and 2018, respectively.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

13.   Investments in equity investees (Continued)

    Out of the impairment charges relating to the equity method investments for the year ended March 31, 2018, RMB18,116 million was related to the Company's investment in Alibaba Pictures (Note 4(b)). The fair value measurements with respect to the impairments of other equity investees were individually insignificant and utilized a number of different unobservable inputs not subject to meaningful aggregation.

  (v)
  Upon the adoption of ASU 2016-01, the Company no longer accounts for certain other equity investments in privately held companies over which the Company neither has control nor significant influence through investment in common stock or in-substance common stock using the cost method, and RMB59,942 million were reclassified into investment securities (Note 11) as of April 1, 2018.

  As of March 31, 2018, cost method investments with an aggregate carrying amount of RMB30,318 million have appreciated in value and the Company estimated the fair value to be approximately RMB61,936 million. As of the same date, for certain other cost method investments with an aggregate carrying amount of RMB29,624 million, the Company identified no events or changes in circumstances that may have a significant adverse effect on the fair value of the investments and determined that it is not practicable to estimate their fair values.

  As of March 31, 2019, equity method investments with an aggregate carrying amount of RMB56,463 million that are publicly traded have increased in value and the total market value of these investments amounted to RMB72,200 million.

  For the years ended March 31, 2017, 2018 and 2019, equity method investments held by the Company in aggregate have met the significance criteria as defined under Rule 4-08 (g) of Regulation S-X. As such, the Company is required to present summarized financial information for all of its equity method investments as a group as follows:

	Year ended March 31,
	2017	2018	2019
	(in millions of RMB)
Operating data:
Revenue	125,701	284,706	488,775
Cost of revenue	(109,790)	(242,068)	(405,074)
(Loss) Income from operations	(9,071)	(7,072)	3,840
Net (loss) income	(6,743)	195	2,923

	As of March 31,
	2018	2019
	(in millions of RMB)
Balance sheet data:
Current assets	200,742	257,502
Non-current assets	184,310	222,484
Current liabilities	162,340	205,272
Non-current liabilities	26,107	34,191
Noncontrolling interests and mezzanine equity	16,586	10,151

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

14.   Property and equipment, net

	As of March 31,
	2018	2019
	(in millions of RMB)
Buildings and property improvements	45,909	61,940
Computer equipment and software	33,852	53,187
Construction in progress	5,110	6,959
Furniture, office and transportation equipment	2,057	3,889

	86,928	125,975
Less: accumulated depreciation and amortization	(20,439)	(33,945)

Net book value	66,489	92,030

  Depreciation and amortization expenses recognized for the years ended March 31, 2017, 2018 and 2019 were RMB5,177 million, RMB8,654 million and RMB14,818 million, respectively.

15.   Intangible assets, net

	As of March 31,
	2018	2019
	(in millions of RMB)
User base and customer relationships	13,510	47,913
Trade names, trademarks and domain names	14,198	22,592
Non-compete agreements (i)	7,820	12,528
Developed technology and patents	5,463	9,510
Licensed copyrights (Note 2(y))	9,182	9,225
Others	225	1,358

	50,398	103,126
Less: accumulated amortization and impairment	(22,933)	(34,850)

Net book value	27,465	68,276

  (i)
  In April 2017, the Company entered into a non-compete agreement with a former management member of Youku (Note 4(h)), with a fair value of RMB2,528 million. As of March 31, 2019, the remaining amortization period of the non-compete agreement is one year.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

15.   Intangible assets, net (Continued)

  The estimated aggregate amortization expenses for each of the five succeeding fiscal years and thereafter are as follows:

Amounts
(in millions of RMB)
For the year ending March 31,
2020	14,418
2021	11,362
2022	8,779
2023	7,793
2024	7,378
Thereafter	18,546

68,276

16.   Goodwill

  Changes in the carrying amount of goodwill by segment for the years ended March 31, 2018 and 2019 were as follows:

	Core commerce	Cloud computing	Digital media and entertainment	Innovation initiatives and others	Total
	(in millions of RMB)
Balance as of April 1, 2017	79,855	368	40,521	4,676	125,420
Additions (i)	37,458	—	335	—	37,793
Impairment	—	—	(494)	—	(494)
Foreign currency translation adjustments	(515)	—	(55)	—	(570)

Balance as of March 31, 2018	116,798	368	40,307	4,676	162,149
Additions (i)	80,760	1,118	20,165	575	102,618
Foreign currency translation adjustments	157	(25)	36	—	168

Balance as of March 31, 2019	197,715	1,461	60,508	5,251	264,935

  (i)
  During the year ended March 31, 2018, additions under the core commerce segment were primarily related to the acquisition of Cainiao Network (Note 4(f)).

    During the year ended March 31, 2019, additions under the core commerce segment and the digital media and entertainment segment were primarily related to the acquisitions of Koubei and Ele.me (Note 4(c)) and the acquisition of Alibaba Pictures (Note 4(b)), respectively.

  Gross goodwill balances were RMB166,093 million and RMB268,879 million as of March 31, 2018 and 2019, respectively. Accumulated impairment losses were RMB3,944 million as of March 31, 2018 and 2019.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

16.   Goodwill (Continued)

  In the annual goodwill impairment assessment, the Company concluded that the carrying amounts of certain reporting units exceeded their respective fair values and recorded impairment losses of nil, RMB494 million and nil during the years ended March 31, 2017, 2018 and 2019, respectively. The impairment losses were resulted from a revision of long-term financial outlook and the change in business model of those reporting units. The impairment loss was determined by comparing the carrying amounts of goodwill associated with the reporting units with their respective implied fair values of the goodwill. The goodwill impairment is presented as an unallocated item in the segment information (Note 25) because the CODM of the Company does not consider this as part of the segment operating performance measure.

17.   Deferred revenue and customer advances

  Deferred revenue and customer advances primarily represent service fees prepaid by merchants or customers for which the relevant services have not been provided. The respective balances are as follows:

	As of March 31,
	2018	2019
	(in millions of RMB)
Deferred revenue	13,350	18,448
Customer advances	9,940	13,814

	23,290	32,262
Less: current portion	(22,297)	(30,795)

Non-current portion	993	1,467

  All service fees received in advance are initially recorded as customer advances. These amounts are transferred to deferred revenue upon commencement of the provision of services by the Company and are recognized in the consolidated income statements in the period in which the services are provided. In general, service fees received in advance are non-refundable after the amounts are transferred to deferred revenue. Substantially all of the balances of deferred revenue and customer advances are generally recognized as revenue within one year. The amount of revenue recognized during the year ended March 31, 2019 from performance obligations satisfied (or partially satisfied) in previous periods is not material.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

18.   Accrued expenses, accounts payable and other liabilities

	As of March 31,
	2018	2019
	(in millions of RMB)
Current:
Payables and accruals for cost of revenue and sales and marketing expenses	40,363	51,958
Accrued bonus and staff costs, including sales commission	11,212	14,034
Payable to merchants and third party marketing affiliates	6,584	12,554
Other deposits and advances received	6,271	10,447
Payables and accruals for purchases of property and equipment	6,095	5,548
Amounts due to related companies (i)	1,996	4,570
Other taxes payable (ii)	2,382	3,448
Contingent and deferred consideration in relation to investments and acquisitions	807	3,301
Accrued professional services and administrative expenses	1,371	2,361
Accrued donations	1,215	1,738
Accrual for interest expense	885	924
Others (iii)	1,984	6,828

	81,165	117,711

Non-current:
Contingent and deferred consideration in relation to investments and acquisitions	408	3,872
Others	1,637	2,315

	2,045	6,187

  (i)
  Amounts due to related companies primarily represent balances arising from the transactions with Ant Financial and its subsidiaries (Note 21). The balances are unsecured, interest free and repayable within the next twelve months.

  (ii)
  Other taxes payable represent business tax, VAT and related surcharges and PRC individual income tax of employees withheld by the Company.

  (iii)
  Other current liabilities as of March 31, 2019 include a settlement provision of US$250 million (RMB1,679 million) for a U.S. federal class action lawsuit that has been pending since January 2015 (Note 24(g)).

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

19.   Bank borrowings

  Bank borrowings are analyzed as follows:

	As of March 31
	2018	2019
	(in millions of RMB)
Current portion:
Short-term other borrowings (i)	6,028	7,356

Non-current portion:
US$4.0 billion syndicated loan denominated in US$ (ii)	24,957	26,780
Long-term other borrowings (iii)	9,196	8,647

	34,153	35,427

  (i)
  As of March 31, 2018 and 2019, the Company had short-term borrowings from banks which were repayable within one year or on demand and charged interest rates ranging from 2.2% to 6.1% and 2.9% to 19.0% per annum, respectively. As of March 31, 2019, the weighted average interest rate of these borrowings was 4.1% per annum. The borrowings are primarily denominated in RMB or US$.

  (ii)
  As of March 31, 2018 and 2019, the Company had a five-year US$4.0 billion syndicated loan, which was entered into with a group of eight lead arrangers. The loan has a five-year bullet maturity and is priced at 110 basis points over LIBOR. The related floating interest payments are hedged by certain interest rate swap contracts entered into by the Company. The proceeds of the loan were used for general corporate and working capital purposes (including acquisitions). In May 2019, the loan terms were modified such that the interest rate of the loan was reduced to 85 basis points over LIBOR and the maturity of the loan was extended to May 2024.

  (iii)
  As of March 31, 2018 and 2019, the Company had long-term borrowings from banks with weighted average interest rates of approximately 4.5% and 4.6% per annum, respectively. The borrowings are all denominated in RMB.

  Certain other bank borrowings are collateralized by a pledge of certain bank deposits, buildings and property improvements, construction in progress and land use rights in the PRC with carrying values of RMB20,927 million and RMB18,314 million, as of March 31, 2018 and 2019, respectively. As of March 31, 2019, the Company is in compliance with all covenants in relation to bank borrowings.

  In April 2017, the Company obtained a new revolving credit facility provided by certain financial institutions for an amount of US$5.15 billion, which has not yet been drawn down. The interest rate on any outstanding utilized amount under this new credit facility is calculated based on LIBOR plus 95 basis points. This facility is reserved for general corporate and working capital purposes (including acquisitions).

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

19.   Bank borrowings (Continued)

  As of March 31, 2019, the borrowings will be due according to the following schedule:

Principal amounts
(in millions of RMB)
Within 1 year	7,358
Between 1 to 2 years	841
Between 2 to 3 years	27,986
Between 3 to 4 years	577
Between 4 to 5 years	559
Beyond 5 years	5,576

42,897

20.   Unsecured senior notes

  In November 2014, the Company issued unsecured senior notes including floating rate and fixed rate notes with varying maturities for an aggregate principal amount of US$8.0 billion (the "2014 Senior Notes"), of which US$1.3 billion was repaid in November 2017. The 2014 Senior Notes are senior unsecured obligations that are listed on the HKSE, and interest is payable in arrears, quarterly for the floating rate notes and semiannually for the fixed-rate notes.

  In December 2017, the Company issued another series of unsecured fixed rate senior notes with varying maturities for an aggregate principal amount of US$7.0 billion (the "2017 Senior Notes"). The 2017 Senior Notes are senior unsecured obligations that are listed on the Singapore Stock Exchange, and interest is payable in arrears semiannually.

  The following table provides a summary of the Company's unsecured senior notes as of March 31, 2018 and 2019:

	As of March 31,
			Effective interest rate
	2018	2019
	(in millions of RMB)
US$2,250 million 2.500% notes due 2019	14,083	15,110	2.67%
US$1,500 million 3.125% notes due 2021	9,365	10,044	3.26%
US$700 million 2.800% notes due 2023	4,372	4,687	2.90%
US$2,250 million 3.600% notes due 2024	14,050	15,061	3.68%
US$2,550 million 3.400% notes due 2027	15,848	16,989	3.52%
US$700 million 4.500% notes due 2034	4,339	4,650	4.60%
US$1,000 million 4.000% notes due 2037	6,219	6,663	4.06%
US$1,750 million 4.200% notes due 2047	10,880	11,655	4.25%
US$1,000 million 4.400% notes due 2057	6,216	6,658	4.44%

Carrying value	85,372	91,517
Unamortized discount and debt issuance costs	624	589

Total principal amounts of unsecured senior notes	85,996	92,106
Less: current portion of principal amounts of unsecured senior notes	—	(15,127)

Non-current portion of principal amounts of unsecured senior notes	85,996	76,979

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

20.   Unsecured senior notes (Continued)

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

  The 2014 Senior Notes and the 2017 Senior Notes contain covenants including, among others, limitation on liens, consolidation, merger and sale of the Company's assets. As of March 31, 2019, the Company is in compliance with all these covenants. In addition, the 2014 Senior Notes and the 2017 Senior Notes rank senior in right of payment to all of the Company's existing and future indebtedness expressly subordinated in right of payment to the notes and rank at least equally in right of payment with all of the Company's existing and future unsecured unsubordinated indebtedness (subject to any priority rights pursuant to applicable law).

  The proceeds from issuance of the 2014 Senior Notes were used in full to refinance a previous syndicated loan in the same amount. The proceeds from the issuance of the 2017 Senior Notes were used for general corporate purposes.

  As of March 31, 2019, the future principal payments for the Company's unsecured senior notes will be due according to the following schedule:

Principal amounts
(in millions of RMB)
Within 1 year	15,127
Between 1 to 2 years	—
Between 2 to 3 years	10,084
Between 3 to 4 years	—
Between 4 to 5 years	4,706
Thereafter	62,189

92,106

  As of March 31, 2018 and 2019, the fair values of the Company's unsecured senior notes, based on Level 2 inputs, were US$13,317 million (RMB83,590 million) and US$13,679 million (RMB91,964 million), respectively.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

21.   Related party transactions

  During the years ended March 31, 2017, 2018 and 2019, other than disclosed elsewhere, the Company had the following material related party transactions:

  Transactions with Ant Financial and its affiliates

	Year ended March 31,
	2017	2018	2019
	(in millions of RMB)
Amounts earned by the Company
Profit Share Payments (i)	2,086	3,444	517
SME Annual Fee (ii)	847	956	954
Administrative and support services (iii)	531	676	1,017
Commission on transactions (iii)	409	497	591
Cloud computing revenue (iii)	264	482	761
Other amounts earned (iii)	144	529	898

	4,281	6,584	4,738

Amounts incurred by the Company
Payment processing fee (iv)	5,487	6,295	8,252
Other amounts incurred (iii)	952	1,894	1,328

	6,439	8,189	9,580

  (i)
  In 2014, the Company entered into the 2014 IPLA with Ant Financial. Under the 2014 IPLA, the Company receives the Profit Share Payments amounting to the sum of an expense reimbursement plus 37.5% of the consolidated pre-tax income of Ant Financial, subject to certain adjustments (Note 4(a)).

    Profit Share Payments were recognized in consolidated income statements, net of the costs incurred for the provision of the software technology services reimbursed by Ant Financial. The amounts reimbursed by Ant Financial to the Company were RMB245 million, RMB37 million and RMB106 million for the years ended March 31, 2017, 2018 and 2019, respectively.

  (ii)
  The Company entered into software system use and service agreements with Ant Financial in 2014. In calendar years 2016 to 2017, the Company received the SME Annual Fee equal to 2.5% of the average daily balance of the SME loans made by Ant Financial and its affiliates. In calendar years 2018 to 2021, the Company received or will receive the SME Annual Fee equal to the amount paid in calendar year 2017 (Note 4(a)).

  (iii)
  The Company has other commercial arrangements, treasury management arrangements and cost sharing arrangements with Ant Financial, its subsidiaries and affiliates on various sales and marketing, cloud computing, treasury management, and other administrative and support services.

    In addition, the Company entered into agreements with Ant Financial and its affiliates under which the Company receives a cash reimbursement for RSUs and options relating to the certain shares granted to employees of Ant Financial, its subsidiaries and affiliates, upon the vesting of the RSUs and options.

  (iv)
  The Company and Alipay, among others, entered into a commercial agreement in 2011 whereby the Company receives payment processing services in exchange for a payment processing fee, which was recognized in cost of revenue.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

21.   Related party transactions (Continued)

  As of March 31, 2018 and 2019, the Company had certain amounts of cash and short-term investments held in accounts managed by Alipay.

  Transactions with Cainiao Network

  The Company has commercial arrangements with Cainiao Network to receive certain logistics services. Expenses incurred in connection with the logistics services provided by Cainiao Network of RMB4,444 million and RMB3,437 million were recorded in the consolidated income statements for the year ended March 31, 2017 and for the period from April 1, 2017 to the date of consolidation of Cainiao Network in October 2017, respectively.

  The Company also has cost sharing and other services arrangements with Cainiao Network and its subsidiaries primarily related to various administrative and support services. In connection with these services provided by the Company, RMB152 million and RMB123 million were recorded in the consolidated income statements for the year ended March 31, 2017 and for the period from April 1, 2017 to the date of consolidation of Cainiao Network in October 2017, respectively.

  Transactions with Weibo Corporation ("Weibo")

  The strategic collaboration agreement and the marketing cooperation agreement that were entered into between the Company and Weibo, an equity investee of the Company, expired in January 2016. Expenses incurred in connection with the marketing services provided by Weibo pursuant to these agreements and other commercial arrangements of RMB340 million, RMB615 million and RMB624 million were recorded in the cost of revenue and sales and marketing expenses in the consolidated income statements for the years ended March 31, 2017, 2018 and 2019, respectively.

  The Company also has other commercial arrangements with Weibo primarily related to cloud computing services. In connection with these services provided by the Company, RMB105 million, RMB223 million and RMB304 million were recorded in revenue in the consolidated income statements for the years ended March 31, 2017, 2018 and 2019, respectively.

  Transactions with other investees

  Cainiao Network has commercial arrangements with certain investees of the Company related to logistics services. Revenues recognized in connection with these services of RMB72 million and RMB261 million were recorded in the consolidated income statements for the period from the date of consolidation of Cainiao Network in October 2017 to March 31, 2018 and the year ended March 31, 2019, respectively. Expenses incurred in connection with these services of RMB5,608 million and RMB12,933 million were recorded in the consolidated income statements for the same periods, respectively.

  The Company has extended loans to certain of the Company's investees for working capital and other uses in conjunction with the Company's investments. As of March 31, 2019, the aggregate outstanding balance of these loans was RMB2,543 million, with durations generally ranging from one month to ten years and interest rates of up to 10% per annum.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

21.   Related party transactions (Continued)

  Repurchase of ordinary shares from SoftBank

  In June 2016, the Company entered into a share purchase agreement with SoftBank, pursuant to which the Company repurchased 27,027,027 ordinary shares from SoftBank at US$74.00 per share for an aggregate consideration of approximately US$2.0 billion. These ordinary shares were cancelled upon the completion of the transaction.

  Other transactions

  The Company's digital economy offers different platforms on which different enterprises operate and the Company believes that all transactions on the Company's platforms are conducted on terms obtained in arms-length transactions with similar unrelated parties.

  Other than the transactions disclosed above or elsewhere in the consolidated financial statements, the Company has commercial arrangements with SoftBank, its investees and other related parties to provide and receive certain marketing, logistics, traffic acquisition, cloud computing and other services and products. The amounts relating to these services provided and received represent less than 1% of the Company's revenue and total costs and expenses, respectively, for the years ended March 31, 2017, 2018 and 2019.

  In addition, the Company has made certain acquisitions and equity investments together with related parties from time to time during the years ended March 31, 2017, 2018 and 2019. The agreements for acquisitions and equity investments were entered into by the parties involved and conducted on fair value basis. The significant acquisitions and equity investments together with related parties are included in Note 4.

22.   Restricted net assets

  PRC laws and regulations permit payments of dividends by the Company's subsidiaries incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Company's subsidiaries incorporated in the PRC are required to annually appropriate 10% of their net income to the statutory reserve prior to payment of any dividends, unless the reserve has reached 50% of their respective registered capital. Furthermore, registered share capital and capital reserve accounts are also restricted from distribution. As a result of the restrictions described above and elsewhere under PRC laws and regulations, the Company's subsidiaries incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Company in the form of dividends. The restriction amounted to RMB112,524 million as of March 31, 2019. Except for the above or disclosed elsewhere, there is no other restriction on the use of proceeds generated by the Company's subsidiaries to satisfy any obligations of the Company.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

23.   Commitments

(a)   Capital commitments

  Capital expenditures contracted for are analyzed as follows:

	As of March 31,
	2018	2019
	(in millions of RMB)
Contracted but not provided for:
Purchase of property and equipment	3,181	5,656
Construction of corporate campuses	2,607	3,576

	5,788	9,232

(b)   Operating lease commitments for office facility and transportation equipment

  The Company has leased office premises and transportation equipment under non-cancellable operating lease agreements. These leases have different terms and renewal rights. The future aggregate minimum lease payments under non-cancellable operating leases are as follows:

	As of March 31,
	2018	2019
	(in millions of RMB)
No later than 1 year	2,760	4,984
Later than 1 year and no later than 5 years	7,652	10,675
More than 5 years	11,940	15,346

Total	22,352	31,005

  For the years ended March 31, 2017, 2018 and 2019, the Company incurred rental expenses under operating leases of RMB747 million, RMB2,279 million and RMB4,699 million, respectively.

(c)   Commitments for co-location and bandwidth fees, licensed copyrights and marketing expenses

	As of March 31,
	2018	2019
	(in millions of RMB)
No later than 1 year	19,737	21,768
Later than 1 year and no later than 5 years	12,097	22,291
More than 5 years	3,672	4,964

Total	35,506	49,023

(d)  Investment commitments

  The Company was obligated to pay up to RMB15,174 million and RMB23,954 million for business combinations and equity investments under various arrangements as of March 31, 2018 and 2019, respectively. The commitment balance as of March 31, 2018 primarily includes the consideration for the investment in Shiji Retail (Note 4(r)) and the acquisition of Kaiyuan (Note 4(e)). The commitment balance as of March 31, 2019

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

23.   Commitments (Continued)

(d)  Investment commitments (Continued)

  primarily includes the consideration for the investment relating to STO Express (Note 4(k)), Focus Media (Note 4(l)) and the remaining committed capital of certain investment funds.

(e)   Sponsorship commitment

  In January 2017, the Company entered into a framework agreement with the International Olympic Committee (the "IOC") and the United States Olympic Committee for a long-term partnership arrangement through 2028. Joining in The Olympic Partner worldwide sponsorship program, the Company has become the official "E-Commerce Services" Partner and "Cloud Services" Partner of the IOC. In addition, the Company has been granted certain marketing rights, benefits and opportunities relating to future Olympic Games and related initiatives, events and activities. The Company will provide at least US$815 million worth of cash, cloud infrastructure services and cloud computing services, as well as marketing and media support in connection with various Olympic initiatives, events and activities, including the Olympic Games and the Winter Olympic Games through 2028. As of March 31, 2018 and 2019, the aggregate amount of cash to be paid and value of services to be provided in the future approximates US$770 million and US$738 million, respectively.

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

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

24.   Risks and contingencies (Continued)

  (c)
  The Company's sales, purchase and expense transactions are generally denominated in RMB and a significant portion of the Company's assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People's Bank of China (the "PBOC"). Remittances in currencies other than RMB by the Company in the PRC must be processed through the PBOC or other PRC foreign exchange regulatory bodies and require certain supporting documentation in order to effect the remittance. If the foreign exchange control system prevents the Company from obtaining sufficient foreign currencies to satisfy its currency demands, the Company may not be able to pay dividends in foreign currencies and the Company's ability to fund its business activities that are conducted in foreign currencies could be adversely affected.

  (d)
  Financial instruments that potentially subject the Company to significant concentration of credit risk consist principally of cash and cash equivalents, short-term investments, restricted cash and investment securities. As of March 31, 2017, 2018 and 2019, substantially all of the Company's cash and cash equivalents, short-term investments and restricted cash were held by major financial institutions located worldwide, including Hong Kong and the PRC. If the banking system or the financial markets deteriorate or become volatile, the financial institutions and other issuers of financial instruments held by the Company could become insolvent and the markets for these instruments could become illiquid, in which case the Company could lose some or all of the value of its investments.

  (e)
  During the years ended March 31, 2017, 2018 and 2019, the Company offered a trade assurance program on the international wholesale marketplaces at no charge to the wholesale buyers and sellers. If the wholesale sellers who participate in this program do not deliver the products in their stated specifications to the wholesale buyers on schedule, the Company may compensate the wholesale buyers for their losses on behalf of the wholesale sellers up to a pre-determined amount following a review of each particular case. In turn, the Company will seek a full reimbursement from the wholesale sellers for the prepaid reimbursement amount, yet the Company is exposed to a risk over the collectability of the reimbursement from the wholesale sellers. During the years ended March 31, 2017, 2018 and 2019, the Company did not incur any material losses with respect to the compensation provided under this program. Given that the maximum compensation for each wholesale seller is pre-determined based on their individual risk assessments by the Company considering their credit profile or other relevant information, the Company determined that the likelihood of material default on the payments are not probable and therefore no provisions have been made in relation to this program.

  (f)
  In the ordinary course of business, the Company makes strategic investments in privately held companies and listed securities to increase the service offerings and expand capabilities. The Company continually reviews its investments to determine whether a decline in fair value below the carrying value is other-than-temporary. The primary factors which the Company considers in its determination include the length of time that the fair value of the investment is below the Company's carrying value; post-balance sheet date fair value of the investment; the financial condition, operating performance, strategic collaboration with and the prospects of the investee; the economic or technological environment in which the investee operates; and other entity specific information, such as recent financing rounds completed by the investee companies. Fair value of the listed securities is subject to volatility and may be materially affected by market fluctuations. If the decline in fair value is significant and other-than-temporary, the carrying value of the investment is written down to its fair value and this may negatively impact the results of operations of the Company.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

24.   Risks and contingencies (Continued)

  (g)
  In the ordinary course of business, the Company is from time to time involved in legal proceedings and litigations relating to disputes relating to trademarks and other intellectual property, among others. As of March 31, 2019, the Company accrued a settlement provision of US$250 million (RMB1,679 million) for the settlement of a U.S. federal class action lawsuit in exchange for a full release of all claims brought in the lawsuit that has been pending since January 2015 (Note 18). Except for the above, there are no legal proceedings and litigations that have in the recent past had, or to the Company's knowledge, are probable to have, a material impact on the Company's financial positions, results of operations or cash flows. Except for the above, the Company did not accrue any other material loss contingencies in this respect as of March 31, 2017, 2018 and 2019.

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

  The following tables present the summary of each segment's revenue, income from operations and adjusted earnings before interest, taxes and amortization ("Adjusted EBITA") which is considered as a segment operating performance measure, for the years ended March 31, 2017, 2018 and 2019:

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

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

25.   Segment information (Continued)

	Year ended March 31, 2018
	Core commerce	Cloud computing	Digital media and entertainment	Innovation initiatives and others	Total segments	Unallocated (i)	Consolidated
	(in millions of RMB, except percentages)
Revenue	214,020	13,390	19,564	3,292	250,266	—	250,266
Income (Loss) from operations	102,743	(3,085)	(14,140)	(6,901)	78,617	(9,303)	69,314
Add: share-based compensation expense	8,466	2,274	2,142	3,707	16,589	3,486	20,075
Add: amortization of intangible assets	2,891	12	3,693	198	6,794	326	7,120
Add: impairment of goodwill	—	—	—	—	—	494	494

Adjusted EBITA (ii)	114,100	(799)	(8,305)	(2,996)	102,000	(4,997)

Adjusted EBITA margin (iii)	53%	(6)%	(42)%	(91)%

	Year ended March 31, 2019
	Core commerce	Cloud computing	Digital media and entertainment	Innovation initiatives and others	Total segments	Unallocated (i)	Consolidated
	(in millions of RMB, except percentages)
Revenue	323,400	24,702	24,077	4,665	376,844	—	376,844
Income (Loss) from operations	109,312	(5,508)	(20,046)	(11,795)	71,963	(14,879)	57,084
Add: share-based compensation expense	17,694	4,332	2,988	5,774	30,788	6,703	37,491
Add: amortization of intangible assets	9,161	18	1,262	50	10,491	236	10,727
Add: settlement of U.S. federal class action lawsuit	—	—	—	—	—	1,679	1,679

Adjusted EBITA (ii)	136,167	(1,158)	(15,796)	(5,971)	113,242	(6,261)

Adjusted EBITA margin (iii)	42%	(5)%	(66)%	(128)%

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

25.   Segment information (Continued)

  The following table presents the reconciliation from the Adjusted EBITA to the consolidated net income for the years ended March 31, 2017, 2018 and 2019:

	Year ended March 31,
	2017	2018	2019
	(in millions of RMB)
Total Segments Adjusted EBITA	72,289	102,000	113,242
Unallocated (i)	(3,117)	(4,997)	(6,261)
Share-based compensation expense	(15,995)	(20,075)	(37,491)
Amortization of intangible assets	(5,122)	(7,120)	(10,727)
Impairment of goodwill	—	(494)	—
Settlement of U.S. federal class action lawsuit	—	—	(1,679)

Consolidated income from operations	48,055	69,314	57,084
Interest and investment income, net	8,559	30,495	44,106
Interest expenses	(2,671)	(3,566)	(5,190)
Other income, net	6,086	4,160	221
Income tax expenses	(13,776)	(18,199)	(16,553)
Share of results of equity investees	(5,027)	(20,792)	566

Consolidated net income	41,226	61,412	80,234

  The following table presents the total depreciation and amortization expenses of property and equipment and land use rights by segment for the years ended March 31, 2017, 2018 and 2019:

	Year ended March 31,
	2017	2018	2019
	(in millions of RMB)
Core commerce	2,124	3,784	6,672
Cloud computing	1,438	3,047	6,580
Digital media and entertainment	752	986	1,182
Innovation initiatives and others and unallocated (i)	970	972	528

Total depreciation and amortization expenses of property and equipment and land use rights	5,284	8,789	14,962

  (i)
  Unallocated expenses are primarily related to corporate administrative costs and other miscellaneous items that are not allocated to individual segments.

  (ii)
  Adjusted EBITA represents net income before (i) interest and investment income, net, other income, net, interest expense, income tax expenses and share of results of equity investees, (ii) certain non-cash expenses, consisting of share-based compensation expense, amortization of intangible assets and impairment of goodwill, and (iii) settlement of a U.S. federal class action lawsuit, which are not reflective of the Company's core operating performance.

  (iii)
  Adjusted EBITA margin represents Adjusted EBITA divided by revenue.

  Details of the Company's revenue by segment are set out in Note 5. As substantially all of the Company's long-lived assets are located in the PRC and substantially all of the Company's revenue is derived from within the PRC, no geographical information is presented.