Form 20-F
period 2020-03-31
Alibaba Group Holding Ltd
filed 2020-07-09
CIK 1577552

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended March 31, 2020

OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Timothy A. Steinert, Esq., Company Secretary
Telephone: +852-2215-5100
Facsimile: +852-2215-5200
Alibaba Group Holding Limited
26/F Tower One, Times Square
1 Matheson Street, Causeway Bay
Hong Kong

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, par value US$0.000003125 per share American Depositary Shares, each representing eight Ordinary Shares	9988 BABA	The Stock Exchange of Hong Kong Limited New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 21,491,994,944 Ordinary Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

⌧ Yes    ◻ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

◻ Yes    ⌧ No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

⌧ Yes    ◻ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

⌧ Yes    ◻ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ⌧	Accelerated filer ◻	Non-accelerated filer ◻	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act ◻

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ⌧	International Financial Reporting Standards as issued by the International Accounting Standards Board ◻	Other ◻

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

◻ Item 17    ◻ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934).

☐ Yes    ⌧ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

◻ Yes    ◻ No

i

LETTER FROM OUR CHAIRMAN AND CEO TO SHAREHOLDERS

Dear Shareholders,

Thank you for your continued help, support and trust in Alibaba Group.

This is my first letter to you as the Chairman of Alibaba Group. More than half of 2020 will have passed by the time you read this and all that has happened over the last six months has been an unprecedented test on all of us. We can already see the profound impact on the future of our economy and society.

There remains intense global uncertainty due to the unexpected endurance of the COVID-19 pandemic. It is clear that participants in the market, whether organizations or individuals, need to look beyond their own personal welfare. No one can defeat the pandemic alone and it is a challenge that we must face collectively as a global community. But, even in a highly uncertain world, we can always find some certainty. We know without doubt that the ongoing digital transformation of our economy and society will be unstoppable. COVID-19 has made us fundamentally re-evaluate our relationship with the world around us. It has catalyzed development of brand-new digital solutions in life, work, education, business management and public services. Today, digitalization is the new norm.

This past year, we celebrated Alibaba’s 20th anniversary. Over the last 20 years, Alibaba has benefited from the supercharged evolution of the Chinese Internet landscape as well as the prosperity of the China economy. The trajectories of Alibaba and China are inextricably linked. Over the last 20 years, Alibaba has been preparing for the arrival of the digital economy era. We have assembled a digital economy that encompasses commerce, finance, logistics and big data powered by cloud computing. Along the way, a dynamic and rich ecosystem made up of hundreds of millions of consumers and tens of millions of merchants, service providers and partners emerged. Not only did we forge an entirely new commercial ecosystem online, we also helped traditional businesses to embrace digital transformation and find innovative hybrid models that integrate online with offline. We are the provider of utility services for global digital commerce, and became the essential infrastructure for businesses pursuing digital transformation across all industries.

COVID-19 forced all of us to develop a deeper and more concrete understanding of “infrastructure.” During the pandemic, Alibaba mobilized the full spectrum of our digital infrastructure to contribute to the global fight against COVID-19, to meet the essential needs of our communities and to provide support for economic recovery. Alibaba owes its growth and development over the past 20 years to society and to the era that we belong. We believe the best way to show our gratitude is to help address the challenges that we collectively face and drive progress to the benefit of the whole society. In the face of the hardships created by the pandemic, it was our duty and responsibility to give back.

During this past fiscal year, despite the impact of the pandemic, Alibaba still delivered on a strategic goal that we had established five years ago, which was to surpass US$1 trillion in GMV. This was an important milestone for Alibaba, especially in the context of US$6 trillion in total annual retail sales of consumer goods in China today. Our next goal is to serve more than 1 billion consumers in China and facilitate more than RMB10 trillion of consumption on our platforms in the next five years as we continue on the path of globalization. Our longer-term goals are to serve 2 billion consumers globally, create 100 million jobs and provide the necessary infrastructure to support 10 million small businesses to become profitable on our platforms by 2036. We will continue to pursue our three strategic pillars of globalization, China domestic consumption and big data powered by cloud computing. Globalization is our long-term battle; Chinese domestic consumption is our cornerstone battle and big data powered by cloud computing is our battle for the future.

This past year, we also celebrated a series of momentous events. Alibaba migrated its core system onto the public cloud, paving the way to build a cloud-native infrastructure for the future. We came home to Hong Kong for a secondary listing. Wang Jian became the first representative from a private Chinese enterprise appointed to the Chinese Academy of Engineering. He is the pride of all Aliren, and his appointment represents a validation of the commitment and investment made by Alibaba engineers over the years.

True creativity is original. Alibaba prioritized self-innovation and incubation of new ideas above all else over the past 20 years. From Taobao to Alipay to Cainiao to Alibaba Cloud, from DingTalk to Freshippo to Taobao Live – all of these new “animals” helped to improve the lives of consumers, advance development of commerce and drive progress in society. We have re-defined management of consumer lifestyles and business operations. Our digital economy infrastructure – from digital commerce to digital finance to logistics to cloud computing – empowers the whole society with the potential and opportunity to innovate and incubate even more new ideas.

Over the past 20 years, Alibaba has grown up surrounded by competition. Competition has made us better. Competition has strengthened our creativity and innovation. Competition has inspired us to become a “future shaper”. Only those who have experienced zero to one, created something from nothing, and possess the stamina to continually create value for customers through innovation will stand the test of time in this fast-moving world of digitalization. Alibaba is unique in our commitment to being true to ourselves and in our firm belief that customer value creation should be at the root of all innovation. Alibaba’s past 20 years has been defined by our own continuous self-innovation, and helping our customers and partners to foster new ideas. We will continue to build and develop the infrastructure for the digital economy. We will continue to invest for the future. We will continue to incubate for the future. We want Alibaba’s innovations to contribute to a better tomorrow for everyone.

On the eve of our 20th anniversary, we laid out our vision to be a good company for 102 years. We are standing at an important intersection in history and our mission is being tested. Alibaba’s ultimate goal is to create value for society and help find solutions for society’s challenges. We want to convert Alibaba’s resources into fuel for small and medium businesses, which will in turn support the advancement of the whole society. We want our society to be better because of Alibaba’s contributions. We believe that once our society is better, once our economy is better, and once people’s lives are better, then Alibaba will be better!

Daniel Zhang

Chairman and Chief Executive Officer

Alibaba Group Holding Limited

CONVENTIONS THAT APPLY TO THIS ANNUAL REPORT ON FORM 20-F

Unless the context otherwise requires, references in this annual report on Form 20-F to:

●	“2019 PRC Foreign Investment Law” are to the PRC Foreign Investment Law, promulgated by the National People’s Congress in March 2019, which became effective on January 1, 2020;
●	“ADSs” are to the American depositary shares, each of which represents eight Shares;
●	“AI” are to artificial intelligence;
●	“Alibaba,” “Alibaba Group,” “company,” “our company,” “we,” “our” or “us” are to Alibaba Group Holding Limited, a company incorporated in the Cayman Islands with limited liability on June 28, 1999 and, where the context requires, its consolidated subsidiaries and its affiliated consolidated entities, including its variable interest entities and their subsidiaries, from time to time;
●	“Alibaba Health” are to Alibaba Health Information Technology Limited, a company incorporated in Bermuda on March 11, 1998 and the shares of which are listed on the Main Board of the Hong Kong Stock Exchange (Stock Code: 0241), and, except where the context otherwise requires, its consolidated subsidiaries;
●	“Alibaba Pictures” are to Alibaba Pictures Group Limited, a company incorporated in Bermuda with limited liability on January 6, 1994, the shares of which are listed on the Main Board of the Hong Kong Stock Exchange (Stock Code: 1060) and also have a secondary listing on the Singapore Exchange Securities Trading Limited (SGX-ST) (Stock Code: S91) and, except where the context otherwise requires, its consolidated subsidiaries; on June 18, 2020, Alibaba Pictures announced the proposed voluntary delisting of its shares from the main board of the SGX-ST, subject to certain conditions;
●	“Alipay” are to Alipay.com Co., Ltd., a company incorporated under the laws of the PRC on December 8, 2004, with which we have a long-term contractual relationship and which is a wholly-owned subsidiary of Ant Group or, where the context requires, its predecessor entities;
●	“Altaba” are to Altaba Inc. (formerly known as Yahoo! Inc.) and where the context requires, its consolidated subsidiaries;
●	“Amap” are to AutoNavi Holdings Limited, a company incorporated under the laws of the Cayman Islands on June 2, 2006 and our indirect wholly-owned subsidiary, and, except where the context otherwise requires, all of its consolidated subsidiaries and (if applicable) its affiliated consolidated entities, including its variable interest entities and their subsidiaries; where the context requires, also refers to our business in providing mobile digital map, navigation and real time traffic information under the Amap brand;
●	“Analysys” are to Analysys, a research institution;
●	“annual active consumers” are to user accounts that placed one or more confirmed orders through the relevant platform during the previous twelve months, regardless of whether or not the buyer and seller settle the transaction;
●	“annual active users” or “AAUs” for Ant Group are to the user accounts that accessed one or more services provided by Ant Group and/or its investees during the previous twelve months; in the context of global AAUs, it refers to annual active users of Alipay in China and overseas annual active payment users served by Ant Group and/or its strategic local e-wallet partners;

●	“Ant Group” are to Ant Small and Micro Financial Services Group Co., Ltd., a company organized under the laws of the PRC on October 19, 2000 and, as context requires, its consolidated subsidiaries; starting from September 2019, we have held a 33% equity interest in Ant Group (formerly known as Ant Financial);
●	“Articles” or “Articles of Association” are to our Articles of Association (as amended and restated from time to time), adopted on September 2, 2014;
●	“board” or “board of directors” are to our board of directors, unless otherwise stated;
●	“Bulletin 7” are to the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, issued by the STA on February 3, 2015;
●	“Bulletin 37” are to Announcement on Issues Concerning the Withholding of Enterprise Income Tax at Source on Non-PRC Resident Enterprises, issued by the STA on October 17, 2017;
●	“business day” are to any day (other than a Saturday, Sunday or public holiday) on which banks in relevant jurisdictions are generally open for business;
●	“Cainiao Network” are to Cainiao Smart Logistics Network Limited, a company incorporated on May 20, 2015 under the laws of the Cayman Islands and our consolidated subsidiary, together with its subsidiaries;
●	“CCASS” are to the Central Clearing and Settlement System established and operated by Hong Kong Securities Clearing Company Limited, a wholly-owned subsidiary of Hong Kong Exchange and Clearing Limited;
●	“China” and the “PRC” are to the People’s Republic of China;
●	“Circular 82” are to the Notice Regarding the Determination of Chinese-Controlled Offshore-Incorporated Enterprises as PRC Tax Resident Enterprises on the basis of de facto management bodies, issued on April 22, 2009 and further amended on December 29, 2017;
●	“Companies (WUMP) Ordinance” are to the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Chapter 32 of the Laws of Hong Kong), as amended or supplemented from time to time;
●	“CRM” are to customer relationship management;
●	“CSRC” are to the China Securities Regulatory Commission of the PRC;
●	“Damai” are to Pony Media Holdings Inc., a company incorporated under the laws of the British Virgin Islands on December 17, 2004 and our indirect wholly-owned subsidiary, and, except where the context otherwise requires, all of its consolidated subsidiaries and its affiliated consolidated entities, including its variable interest entities and their subsidiaries; where the context requires, Damai also refers to our online ticketing platform under the Damai brand;
●	“Deposit Agreement” are to the deposit agreement, dated as of September 24, 2014, as amended, among us, Citibank, N.A. and our ADS holders and beneficial owners from time to time;
●	“director(s)” are to member(s) of our board, unless otherwise stated;
●	“DTC” are to The Depository Trust Company, the central book-entry clearing and settlement system for equity securities in the United States and the clearance system for our ADSs;

v

●	“EIT” are to enterprise income tax under the EIT Law;
●	“EIT Law” are to the PRC Enterprise Income Tax Law;
●	“Ele.me” are to Rajax Holding, a company incorporated under the laws of the Cayman Islands on June 8, 2011 and our consolidated subsidiary, and, except where the context otherwise requires, its consolidated subsidiaries and its affiliated consolidated entities, including its variable interest entities and their subsidiaries; where the context requires, also refers to our on-demand delivery and local services platform under the Ele.me brand;
●	“ERP” are to enterprise resource planning;
●	“EU” are to the European Union;
●	“FMCG” are to fast-moving consumer goods;
●	“foreign private issuer” are to such term as defined in Rule 3b-4 under the U.S. Exchange Act;
●	“Gartner” are to Gartner, Inc.; the Gartner content described herein (the “Gartner Content”) represent(s) research opinion or viewpoints published, as part of a syndicated subscription service, by Gartner, Inc. (“Gartner”), and are not representations of fact; Gartner Content speaks as of its original publication date (and not as of the date of this annual report), and the opinions expressed in the Gartner Content are subject to change without notice;
●	“GDP” are to gross domestic product;
●	“GDPR” are to the EU General Data Protection Regulation;
●	“GMV” or “Gross Merchandise Value” are to the value of confirmed orders of products and services on our marketplaces, regardless of how, or whether, the buyer and seller settle the transaction; unless otherwise stated, GMV in reference to our marketplaces includes only GMV transacted through our China retail marketplaces; our calculation of GMV for our China retail marketplaces includes shipping charges paid by buyers to sellers; as a prudential matter aimed at eliminating any influence on our GMV of potentially fraudulent transactions, we exclude from our calculation of GMV transactions in certain product categories over certain amounts and transactions by buyers in certain product categories over a certain amount per day;
●	“HK$” or “Hong Kong dollars” or “HK dollars” are to Hong Kong dollars, the lawful currency of Hong Kong;
●	“Hong Kong” or “HK” or “Hong Kong S.A.R.” are to the Hong Kong Special Administrative Region of the PRC;
●	“Hong Kong Listing Rules” are to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended or supplemented from time to time;
●	“Hong Kong Share Registrar” are to Computershare Hong Kong Investor Services Limited;
●	“Hong Kong Stock Exchange” are to The Stock Exchange of Hong Kong Limited;
●	“IaaS” are to infrastructure-as-a-service;
●	“ICP(s)” are to Internet content provider(s);
●	“IDC” are to International Data Corporation, a research institution;

●	“Internet Advertising Measures” are to the Interim Administrative Measures on Internet Advertising, promulgated by the SAIC on July 4, 2016;
●	“Intime” are to Intime Retail (Group) Company Limited, a company incorporated under the laws of the Cayman Islands on November 8, 2006 and our consolidated subsidiary and, except where the context otherwise requires, its consolidated subsidiaries;
●	“IoT” are to Internet of things;
●	“IT” are to information technology;
●	“Junao” are to Hangzhou Junao Equity Investment Partnership, a limited liability partnership incorporated under the laws of the PRC;
●	“Junhan” are to Hangzhou Junhan Equity Investment Partnership, a limited liability partnership incorporated under the laws of the PRC;
●	“Kaola” are to HQG, Inc., a company incorporated under the laws of the Cayman Islands on September 30, 2014 and our indirect wholly-owned subsidiary, and, except where the context otherwise requires, its consolidated subsidiaries and affiliated consolidated entities; where the context requires, Kaola also refers to our import e-commerce platform in China under the Kaola brand;
●	“Koubei” are to Koubei Holding Limited, a company incorporated under the laws of the Cayman Islands on March 29, 2006 and our consolidated subsidiary, and, except where the context otherwise requires, its consolidated subsidiaries and its affiliated consolidated entities, including its variable interest entities and their subsidiaries; where the context requires, Koubei also refers to our restaurant and local services guide platform for in-store consumption;
●	“Lazada” are to Lazada Group S.A., a company incorporated under the laws of Luxembourg on March 6, 2015 and our consolidated subsidiary, and, except where the context otherwise requires, its consolidated subsidiaries and affiliated consolidated entities;
●	“M&A Rules” are to the Rules on the Merger and Acquisition of Domestic Enterprises by Foreign Investors jointly issued by MOFCOM, SASAC, STA, CSRC, SAIC and SAFE on August 8, 2006, effective on September 8, 2006 and further amended on June 22, 2009 by the MOFCOM;
●	“Main Board” are to the stock market (excluding the option market) operated by the Hong Kong Stock Exchange which is independent from and operated in parallel with the Growth Enterprise Market of the Hong Kong Stock Exchange;
●	“major subsidiaries” and “major variable interest entities” refer to the entities identified in our corporate structure chart in “Item 4. Information on the Company — C. Organizational Structure”;
●	“Memorandum” or “Memorandum of Association” are to our memorandum of association (as amended from time to time);
●	“MIIT” are to the Ministry of Industry and Information Technology;
●	“mobile MAUs” in a given month, are to the number of unique mobile devices that were used to visit or access certain of our mobile apps at least once during that month;
●	“MOF” are to the Ministry of Finance of the PRC;
●	“MOFCOM” are to the Ministry of Commerce of the PRC;

●	“National Security Law” are to the PRC National Security Law, promulgated by the PRC National People’s Congress Standing Committee on July 1, 2015;
●	“NDRC” are to the National Development and Reform Commission;
●	“Negative List” are to the Special Administrative Measures (Negative List) for Foreign Investment Access, the currently effective version of which was jointly promulgated by the MOFCOM and the NDRC on June 30, 2019 and which became effective on July 30, 2019, as amended, supplemented or otherwise modified from time to time; the most recent amendment of the Negative List was promulgated on June 23, 2020 and will take effect on July 23, 2020;
●	“NYSE” are to the New York Stock Exchange;
●	“orders” unless the context otherwise requires, are to each confirmed order from a transaction between a buyer and a seller for products and services on the relevant platform, even if the order includes multiple items, during the specified period, whether or not the transaction is settled;
●	our “China retail marketplaces” are to Taobao Marketplace and Tmall, collectively;
●	our “wholesale marketplaces” or “B2B business” are to 1688.com and Alibaba.com, collectively;
●	“P4P” are to pay-for-performance;
●	“PaaS” are to platform-as-a-service;
●	“PBOC” are to the People’s Bank of China;
●	“PCAOB” are to the Public Company Accounting Oversight Board;
●	“PRC Government” or “State” are to the central government of the PRC, including all political subdivisions (including provincial, municipal and other regional or local government entities) and its organs or, as the context requires, any of them;
●	“Principal Share Registrar” are to Maples Fund Services (Cayman) Limited;
●	“QuestMobile” are to QuestMobile, a research institution;
●	“RMB” or “Renminbi” are to Renminbi, the lawful currency of the PRC;
●	“RSU(s)” are to restricted share unit(s);
●	“SAFE” are to the State Administration of Foreign Exchange of the PRC, the PRC governmental agency responsible for matters relating to foreign exchange administration, including local branches, when applicable;
●	“SAFE Circular 37” are to the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles promulgated by SAFE with effect from July 4, 2014;
●	“SAIC” are to State Administration for Industry and Commerce of the PRC, currently known as SAMR;
●	“SAMR” are to the PRC State Administration for Market Regulation (formerly known as the SAIC);

●	“SAPA” are to a share and asset purchase agreement by and among us, Ant Group, Altaba, SoftBank and the other parties named therein, dated August 12, 2014, together with all subsequent amendments;
●	“SASAC” are to State-owned Assets Supervision and Administration Commission of the PRC State Council;
●	“SEC” are to the United States Securities and Exchange Commission;
●	“SFC” are to the Securities and Futures Commission of Hong Kong;
●	“SFO” are to the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended or supplemented from time to time;
●	“Share Split” are to the subdivision of each ordinary share into eight Shares, pursuant to which the par value of our Shares was correspondingly changed from US$0.000025 per Share to US$0.000003125 per Share, with effect from July 30, 2019; immediately after the Share Split became effective, our authorized share capital became US$100,000 divided into 32,000,000,000 Shares of par value US$0.000003125 per Share;
●	“shareholder(s)” are to holder(s) of Shares and, where the context requires, ADSs;
●	“Share(s)” or “ordinary share(s)” are to ordinary share(s) in our capital with par value of US$0.000003125 each;
●	“SMEs” are to small and medium-sized enterprises;
●	“SoftBank” are to SoftBank Group Corp. (formerly known as SoftBank Corp.), and, except where the context otherwise requires, its consolidated subsidiaries;
●	“STA” are to the State Taxation Administration of the PRC;
●	“Sun Art” are to Sun Art Retail Group Limited, a company incorporated under the laws of Hong Kong on December 13, 2000 with limited liability, the shares of which are listed on the Main Board of the Hong Kong Stock Exchange (Stock Code: 6808);
●	“Takeovers Codes” are to Hong Kong’s Codes on Takeovers and Mergers and Share Buy-backs issued by the SFC;
●	“UK” are to the United Kingdom of Great Britain and Northern Ireland;
●	“U.S.” or “United States” are to the United States of America, its territories, its possessions and all areas subject to its jurisdiction;
●	“US$” or “U.S. dollars” are to the lawful currency of the United States;
●	“U.S. Exchange Act” are to the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;
●	“U.S. GAAP” are to accounting principles generally accepted in the United States;
●	“U.S. Securities Act” are to the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder;
●	“USTR” are to the Office of the U.S. Trade Representative;

●	“variable interest entities” or “VIE(s)” are to our variable interest entities that are 100% owned by PRC citizens or by PRC entities owned by PRC citizens, where applicable, that hold the ICP licenses, or other business operation licenses or approvals, and generally operate the various websites and/or mobile apps for our Internet businesses or other businesses in which foreign investment is restricted or prohibited, and are consolidated into our consolidated financial statements in accordance with U.S. GAAP as if they were our wholly-owned subsidiaries;
●	“VAT” are to value-added tax; all amounts are exclusive of VAT in this annual report except where indicated otherwise;
●	“VIE structure” or “Contractual Arrangements” are to the variable interest entity structure;
●	“VIE Structure Enhancement” are to the process of enhancing the structure of our major variable interest entities and certain other variable interest entities;
●	“Youku” are to Youku Tudou Inc., a company incorporated under the laws of the Cayman Islands on September 20, 2005 and our consolidated subsidiary, and, except where the context otherwise requires, its consolidated subsidiaries and its affiliated consolidated entities, including its variable interest entities and their subsidiaries; where the context requires, Youku also refers to our online video platform under the Youku brand; and
●	“Yunfeng Fund(s)” are to one or more Yunfeng investment funds established by Yunfeng Capital Limited or its affiliates, in which Jack Ma currently holds minority interest in the general partners.

Exchange Rate Information

Our reporting currency is the Renminbi. This annual report contains translations of Renminbi and Hong Kong dollar amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise stated, all translations of Renminbi and Hong Kong dollars into U.S. dollars and from U.S. dollars into Renminbi in this annual report were made at a rate of RMB7.0808 to US$1.00 and HK$7.7513 to US$1.00, the respective exchange rates on March 31, 2020 set forth in the H.10 statistical release of the Federal Reserve Board. We make no representation that any Renminbi, Hong Kong dollar or U.S. dollar amounts referred to in this annual report could have been, or could be, converted into U.S. dollars, Renminbi or Hong Kong dollars, as the case may be, at any particular rate or at all. On July 2, 2020, the noon buying rate for Renminbi and Hong Kong dollars was RMB7.0660 to US$1.00 and HK$7.7501 to US$1.00, respectively.

The U.S. dollar amounts of annual GMV for fiscal year 2020 represent the sum of GMV in U.S. dollars for the quarters ended June 30, September 30 and December 31, 2019 and March 31, 2020, each converted from the RMB amounts at the average daily exchange rate for each relevant quarter.

x

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements. These statements are made under the “safe harbor” provision under Section 21E of the U.S. Exchange Act, and as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “future,” “aim,” “estimate,” “intend,” “seek,” “plan,” “believe,” “potential,” “continue,” “ongoing,” “target,” “guidance,” “is/are likely to” or other similar expressions. The forward-looking statements included in this annual report relate to, among others:

●	our growth strategies and business plans;
●	our future business development, results of operations and financial condition;
●	trends in commerce, the overall technology and the other industries in which we operate, both in China and globally;
●	competition in our industries;
●	fluctuations in general economic and business conditions in China and globally;
●	expected changes in our revenues and certain cost and expense items and our operating margins;
●	the completion of our investment transactions and regulatory approvals as well as other conditions that must be met in order to complete investment transactions;
●	the completion of our VIE Structure Enhancement;
●	international trade policies, protectionist policies and other policies (including those relating to export control and economic or trade sanctions) that could place restrictions on economic and commercial activity;
●	the regulatory environment in which we and companies integral to our digital economy operate in China and globally;
●	impacts of the COVID-19 pandemic; and
●	assumptions underlying or related to any of the foregoing.

Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. The global and China Internet, retail, wholesale, online and mobile commerce, cloud computing, and digital media and entertainment industries or markets may not grow at the rates projected by market data, or at all. The failure of these industries or markets to grow at the projected rates may have a material adverse effect on our business, financial condition and results of operations and the market price of our ADSs and Shares. If any one or more of the assumptions underlying the industry or market data turns out to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements. Please also see “Item 3. Key Information—D. Risk Factors.”

The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report and are based on current expectations, assumptions, estimates and projections. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this annual report and the documents that we have referred to in this annual report completely and with the understanding that our actual future results may be materially different from what we expect.

PART I

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.    KEY INFORMATION

A.   Selected Financial Data

The selected consolidated statements of operations data for the years ended March 31, 2018, 2019 and 2020, and the selected consolidated balance sheet data as of March 31, 2019 and 2020 have been derived from our audited consolidated financial statements included in this annual report. Our selected consolidated statements of operations data for the years ended March 31, 2016 and 2017 and the selected consolidated balance sheet data as of March 31, 2016, 2017 and 2018 have been derived from our audited consolidated financial statements not included in this annual report. Our financial statements have been prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.

The following selected consolidated financial data for the periods and as of the dates indicated are qualified by reference to and should be read in conjunction with our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects,” both of which are included in this annual report.

Our historical results for any prior period do not necessarily indicate our results to be expected for any future period.

Consolidated Statements of Operations Data:

	Year ended March 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$

	(in millions, except per share data)
Revenue	101,143	158,273	250,266	376,844	509,711	71,985
Cost of revenue	(34,355)	(59,483)	(107,044)	(206,929)	(282,367)	(39,878)
Product development expenses	(13,788)	(17,060)	(22,754)	(37,435)	(43,080)	(6,085)
Sales and marketing expenses	(11,307)	(16,314)	(27,299)	(39,780)	(50,673)	(7,156)
General and administrative expenses	(9,205)	(12,239)	(16,241)	(24,889)	(28,197)	(3,982)
Amortization and impairment of intangible assets	(2,931)	(5,122)	(7,120)	(10,727)	(13,388)	(1,891)
Impairment of goodwill	(455)	—	(494)	—	(576)	(81)
Income from operations	29,102	48,055	69,314	57,084	91,430	12,912
Interest and investment income, net	52,254	8,559	30,495	44,106	72,956	10,303
Interest expense	(1,946)	(2,671)	(3,566)	(5,190)	(5,180)	(731)
Other income, net	2,058	6,086	4,160	221	7,439	1,051
Income before income tax and share of results of equity investees	81,468	60,029	100,403	96,221	166,645	23,535
Income tax expenses	(8,449)	(13,776)	(18,199)	(16,553)	(20,562)	(2,904)
Share of results of equity investees	(1,730)	(5,027)	(20,792)	566	(5,733)	(810)
Net income	71,289	41,226	61,412	80,234	140,350	19,821
Net loss attributable to noncontrolling interests	171	2,449	2,681	7,652	9,083	1,283
Net income attributable to Alibaba Group Holding Limited	71,460	43,675	64,093	87,886	149,433	21,104
Accretion of mezzanine equity	—	—	(108)	(286)	(170)	(24)
Net income attributable to ordinary shareholders	71,460	43,675	63,985	87,600	149,263	21,080
Earnings per share attributable to ordinary shareholders(1):
Basic	3.63	2.19	3.13	4.24	7.10	1.00
Diluted	3.49	2.12	3.06	4.17	6.99	0.99
Earnings per ADS attributable to ordinary shareholders(1):
Basic	29.07	17.52	25.06	33.95	56.82	8.02
Diluted	27.89	16.97	24.51	33.38	55.93	7.90
Weighted average number of shares used in computing earnings per ordinary share (million shares)(1):
Basic	19,663	19,941	20,425	20,640	21,017
Diluted	20,497	20,579	20,881	20,988	21,346
Supplemental information:(2)
Adjusted EBITDA	52,340	74,456	105,792	121,943	157,659	22,266
Adjusted EBITA	48,570	69,172	97,003	106,981	137,136	19,367
Marketplace-based core commerce adjusted EBITA	N/A	N/A	122,883	161,589	192,771	27,224
Non-GAAP net income	42,791	57,871	83,214	93,407	132,479	18,710
Non-GAAP diluted earnings per share(1)	2.10	2.93	4.11	4.80	6.62	0.93
Non-GAAP diluted earnings per ADS(1)	16.77	23.44	32.86	38.40	52.98	7.48
Free cash flow	51,279	71,318	99,996	104,478	130,914	18,489
(1)	Each ADS represents eight Shares. For the years ended March 31, 2016, 2017, 2018 and 2019, weighted average number of shares and earnings per share have been retrospectively adjusted for the Share Split that became effective on July 30, 2019.
(2)	See “Non-GAAP Measures” below.

Non-GAAP Measures

We use adjusted EBITDA (including adjusted EBITDA margin), adjusted EBITA (including adjusted EBITA margin), marketplace-based core commerce adjusted EBITA, non-GAAP net income, non-GAAP diluted earnings per share/ADS and free cash flow, each a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes.

We believe that adjusted EBITDA, adjusted EBITA, marketplace-based core commerce adjusted EBITA, non-GAAP net income and non-GAAP diluted earnings per share/ADS help identify underlying trends in our business that could otherwise be distorted by the effect of certain income or expenses that we include in income from operations, net income and diluted earnings per share/ADS. We believe that these non-GAAP measures provide useful information about our core operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making. We present three different income measures, namely adjusted EBITDA, adjusted EBITA and non-GAAP net income, as well as one measure that provides supplemental information on our core commerce segment, namely marketplace-based core commerce adjusted EBITA, in order to provide more information and greater transparency to investors about our operating results.

We consider free cash flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by our business that can be used for strategic corporate transactions, including investing in our new business initiatives, making strategic investments and acquisitions and strengthening our balance sheet.

Adjusted EBITDA, adjusted EBITA, marketplace-based core commerce adjusted EBITA, non-GAAP net income, non-GAAP diluted earnings per share/ADS and free cash flow should not be considered in isolation or construed as an alternative to income from operations, adjusted EBITA for core commerce, net income, diluted earnings per share/ADS, cash flows or any other measure of performance or as an indicator of our operating performance. These non-GAAP financial measures presented here do not have standardized meanings prescribed by U.S. GAAP and may not be comparable to similarly-titled measures presented by other companies. Other companies may calculate similarly-titled measures differently, limiting their usefulness as comparative measures to our data.

Adjusted EBITDA represents net income before (i) interest and investment income, net, interest expense, other income, net, income tax expenses and share of results of equity investees, (ii) certain non-cash expenses, consisting of share-based compensation expense, depreciation of property and equipment, operating lease cost relating to land use rights, amortization and impairment of intangible assets and impairment of goodwill and (iii) settlement of a U.S. federal class action lawsuit, which we do not believe are reflective of our core operating performance during the periods presented.

Adjusted EBITA represents net income before (i) interest and investment income, net, interest expense, other income, net, income tax expenses and share of results of equity investees, (ii) certain non-cash expenses, consisting of share-based compensation expense, amortization and impairment of intangible assets and impairment of goodwill and (iii) settlement of a U.S. federal class action lawsuit, which we do not believe are reflective of our core operating performance during the periods presented.

Marketplace-based core commerce adjusted EBITA represents adjusted EBITA for core commerce excluding the effects of (i) local consumer services, (ii) Lazada, (iii) New Retail and direct import and (iv) Cainiao Network. Marketplace-based core commerce adjusted EBITA reflects the performance of our most established businesses, namely, those of our China retail marketplaces and wholesale marketplaces, which primarily adopt a marketplace-based approach. By excluding certain businesses that are in the earlier stages of their development and with business approaches that continue to evolve, marketplace-based core commerce adjusted EBITA enables investors to clearly evaluate the performance of our most established businesses on a like-for-like basis.

Non-GAAP net income represents net income before share-based compensation expense, amortization and impairment of intangible assets, impairment of investments and goodwill, gain or loss on deemed disposals/disposals/revaluation of investments, gain in relation to the receipt of the 33% equity interest in Ant Group, settlement of a U.S. federal class action lawsuit, amortization of excess value receivable arising from the restructuring of commercial arrangements with Ant Group, immediate recognition of unamortized professional fees and upfront fees upon early repayment/termination of bank borrowings and others, as adjusted for the tax effects on non-GAAP adjustments.

Non-GAAP diluted earnings per share represents non-GAAP net income attributable to ordinary shareholders divided by the weighted average number of shares outstanding during the periods on a diluted basis. Non-GAAP diluted earnings per ADS represents non-GAAP diluted earnings per share after adjustment to the ordinary share-to-ADS ratio.

Free cash flow represents net cash provided by operating activities as presented in our consolidated cash flow statement less purchases of property and equipment (excluding acquisition of land use rights and construction in progress relating to office campuses), licensed copyrights and other intangible assets, as well as adjustments to exclude from net cash provided by operating activities the consumer protection fund deposits from merchants on our China retail marketplaces and changes in loan receivables relating to micro loans of our SME loan business (which we transferred to Ant Group in February 2015) and others. We deduct certain items of cash flows from investing activities in order to provide greater transparency into cash flow from our revenue-generating business operations. We exclude “acquisition of land use rights and construction in progress relating to office campuses” because the office campuses are used by us for corporate and administrative purposes and is not directly related to our revenue-generating business operations. We also exclude consumer protection fund deposits from merchants on our China retail marketplaces because these deposits are restricted for the purpose of compensating consumers for claims against merchants. We present the adjustment for changes in loan receivables because these receivables are reflected under cash flows from operating activities, whereas the secured borrowings and other bank borrowings used to finance them are reflected under cash flows from financing activities, and accordingly, the adjustment is made to show cash flows from operating activities net of the effect of changes in loan receivables.

The following table sets forth a reconciliation of our net income to adjusted EBITA and adjusted EBITDA for the periods indicated:

	Year ended March 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$

	(in millions)
Net income	71,289	41,226	61,412	80,234	140,350	19,821
Less: Interest and investment income, net	(52,254)	(8,559)	(30,495)	(44,106)	(72,956)	(10,303)
Add: Interest expense	1,946	2,671	3,566	5,190	5,180	731
Less: Other income, net	(2,058)	(6,086)	(4,160)	(221)	(7,439)	(1,051)
Add: Income tax expenses	8,449	13,776	18,199	16,553	20,562	2,904
Add: Share of results of equity investees	1,730	5,027	20,792	(566)	5,733	810
Income from operations	29,102	48,055	69,314	57,084	91,430	12,912
Add: Share-based compensation expense	16,082	15,995	20,075	37,491	31,742	4,483
Add: Amortization and impairment of intangible assets	2,931	5,122	7,120	10,727	13,388	1,891
Add: Impairment of goodwill	455	—	494	—	576	81
Add: Settlement of U.S. federal class action lawsuit(1)	—	—	—	1,679	—	—
Adjusted EBITA	48,570	69,172	97,003	106,981	137,136	19,367
Add: Depreciation of property and equipment, and operating lease cost relating to land use rights	3,770	5,284	8,789	14,962	20,523	2,899
Adjusted EBITDA	52,340	74,456	105,792	121,943	157,659	22,266
(1)	For a description of the relevant U.S. federal class action lawsuit and settlement, see “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal and Administrative Proceedings.”

The following table sets forth a reconciliation of adjusted EBITA for core commerce to marketplace-based core commerce adjusted EBITA for the periods indicated:

	Year ended March 31,
	2018	2019	2020
	RMB	RMB	RMB	US$

	(in millions)
Adjusted EBITA for core commerce	114,100	136,167	165,800	23,415
Less: Effects of local consumer services, Lazada, New Retail and direct import and Cainiao Network	8,783	25,422	26,971	3,809
Marketplace-based core commerce adjusted EBITA	122,883	161,589	192,771	27,224

The following table sets forth a reconciliation of our net income to non-GAAP net income for the periods indicated:

	Year ended March 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$

	(in millions)
Net income	71,289	41,226	61,412	80,234	140,350	19,821
Add: Share-based compensation expense	16,082	15,995	20,075	37,491	31,742	4,483
Add: Amortization and impairment of intangible assets	2,931	5,122	7,120	10,727	13,388	1,891
Add: Impairment of investments and goodwill	2,319	2,542	20,463	11,360	25,656	3,623
Less: Gain on deemed disposals/disposals/revaluation of investments and others	(50,435)	(7,346)	(25,945)	(47,525)	(4,764)	(673)
Less: Gain in relation to the receipt of the 33% equity interest in Ant Group	—	—	—	—	(71,561)	(10,106)
Add: Settlement of U.S. federal class action lawsuit(1)	—	—	—	1,679	—	—
Add: Amortization of excess value receivable arising from the restructuring of commercial arrangements with Ant Group	264	264	264	264	97	14
Add: Immediate recognition of unamortized professional fees and upfront fees upon early repayment/termination of bank borrowings	—	—	92	—	—	—
Adjusted for tax effects on non-GAAP adjustments(2)	341	68	(267)	(823)	(2,429)	(343)
Non-GAAP net income	42,791	57,871	83,214	93,407	132,479	18,710
(1)	For a description of the relevant U.S. federal class action lawsuit and settlement, see “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal and Administrative Proceedings.”
(2)	Tax effects on non-GAAP adjustments primarily comprised of tax effects relating to share-based compensation expense, certain gains and losses from investments and amortization and impairment of intangible assets.

The following table sets forth a reconciliation of our diluted earnings per share/ADS to non-GAAP diluted earnings per share/ADS for the periods indicated:

	Year ended March 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$

	(in millions, except per share data)
Net income attributable to ordinary shareholders	71,460	43,675	63,985	87,600	149,263	21,080
Less: Dilution effect on earnings arising from share-based awards operated by subsidiaries and equity investees	—	(11)	(21)	(42)	(48)	(7)
Net income attributable to ordinary shareholders for computing diluted earnings per share/ADS	71,460	43,664	63,964	87,558	149,215	21,073
Add: Non-GAAP adjustments to net income(1)	(28,498)	16,645	21,802	13,173	(7,871)	(1,111)
Non-GAAP net income attributable to ordinary shareholders for computing non-GAAP diluted earnings per share/ADS	42,962	60,309	85,766	100,731	141,344	19,962
Weighted average number of shares on a diluted basis (million shares)(2)	20,497	20,579	20,881	20,988	21,346
Diluted earnings per share(2)(3)	3.49	2.12	3.06	4.17	6.99	0.99
Add: Non-GAAP adjustments to net income per share(2)(4)	(1.39)	0.81	1.05	0.63	(0.37)	(0.06)
Non-GAAP diluted earnings per share(2)(5)	2.10	2.93	4.11	4.80	6.62	0.93
Diluted earnings per ADS(3)	27.89	16.97	24.51	33.38	55.93	7.90
Add: Non-GAAP adjustments to net income per ADS(4)	(11.12)	6.47	8.35	5.02	(2.95)	(0.42)
Non-GAAP diluted earnings per ADS(5)	16.77	23.44	32.86	38.40	52.98	7.48
(1)	See the table above regarding the reconciliation of net income to non-GAAP net income for more information of these non-GAAP adjustments.
(2)	For the years ended March 31, 2016, 2017, 2018 and 2019, weighted average number of shares and earnings per share have been retrospectively adjusted for the Share Split that became effective on July 30, 2019.
(3)	Diluted earnings per share is derived from net income attributable to ordinary shareholders for computing diluted earnings per share divided by weighted average number of shares on a diluted basis. Diluted earnings per ADS is derived from the diluted earnings per share after adjustment to the ordinary share-to-ADS ratio.
(4)	Non-GAAP adjustments to net income per share is derived from non-GAAP adjustments to net income divided by weighted average number of shares on a diluted basis. Non-GAAP adjustment to net income per ADS is derived from the non-GAAP adjustment to net income per share after adjustment to the ordinary share-to-ADS ratio.
(5)	Non-GAAP diluted earnings per share is derived from non-GAAP net income attributable to ordinary shareholders for computing non-GAAP diluted earnings per share divided by weighted average number of shares on a diluted basis. Non-GAAP diluted earnings per ADS is derived from the non-GAAP diluted earnings per share after adjustment to the ordinary share-to-ADS ratio.

The following table sets forth a reconciliation of net cash provided by operating activities to free cash flow for the periods indicated:

	Year ended March 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$

	(in millions)
Net cash provided by operating activities(1)	56,836	82,854	125,805	150,975	180,607	25,507
Less: Purchase of property and equipment (excluding land use rights and construction in progress relating to office campuses)	(4,722)	(5,680)	(15,601)	(32,336)	(24,662)	(3,483)
Less: Acquisition of licensed copyrights and other intangible assets	(716)	(6,540)	(10,208)	(14,161)	(12,836)	(1,813)
Less: Changes in the consumer protection fund deposits	—	—	—	—	(12,195)	(1,722)
Add: Changes in loan receivables, net and others	(119)	684	—	—	—	—
Free cash flow	51,279	71,318	99,996	104,478	130,914	18,489
(1)	We adopted ASU 2016-18, “Statement of Cash Flows (Topic 230): Restricted Cash,” beginning in the first quarter of fiscal year 2019. As a result of adopting this new accounting update, we retrospectively adjusted the consolidated statements of cash flows to include restricted cash and escrow receivables in cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the consolidated statements of cash flows. The impact of our retrospective reclassification on cash flows from operating activities for the years ended March 31, 2016, 2017 and 2018 was an increase of nil, RMB2,528 million and RMB634 million, respectively.

Consolidated Balance Sheet Data:

	As of March 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$

	(in millions)
Cash and cash equivalents and short‑term investments	111,518	146,747	205,395	193,238	358,981	50,698
Investment securities and investments in equity investees(1)	125,031	155,874	182,707	251,471	355,195	50,164
Property and equipment, net	13,629	20,206	66,489	92,030	103,387	14,601
Goodwill and intangible assets, net	87,015	139,528	189,614	333,211	337,729	47,696
Total assets	364,245	506,812	717,124	965,076	1,312,985	185,429
Accrued expenses, accounts payable and other liabilities(2)	29,491	48,269	83,210	123,898	186,799	26,380
Deferred tax liabilities	6,480	10,361	19,312	22,517	43,898	6,200
Bank borrowings(3)	6,175	36,907	40,181	42,783	44,814	6,329
Unsecured senior notes(4)	51,391	54,825	85,372	91,517	80,616	11,385
Total liabilities	114,356	182,691	277,685	349,674	433,334	61,198
Total Alibaba Group Holding Limited shareholders’ equity	216,987	278,799	365,822	492,257	755,401	106,683
Total equity	249,539	321,129	436,438	608,583	870,548	122,945
(1)	Includes both current and non-current investment securities and investments in equity investees.

(2)	Includes both current and non-current other liabilities.
(3)	Includes both current and non-current portion of bank borrowings.
(4)	Includes both current and non-current portion of unsecured senior notes.

Selected Operating Data

Annual active consumers

The table below sets forth the number of annual active consumers of our China retail marketplaces for the periods indicated:

	Twelve months ended
	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,
	2018	2018	2018	2019	2019	2019	2019	2020

	(in millions)
Annual active consumers	576	601	636	654	674	693	711	726

Mobile MAUs

The table below sets forth the mobile MAUs on our various mobile apps that access our China retail marketplaces for the periods indicated:

	The month ended
	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,
	2018	2018	2018	2019	2019	2019	2019	2020

	(in millions)
Mobile MAUs	634	666	699	721	755	785	824	846

GMV

The table below sets forth the GMV in respect of our China retail marketplaces for the periods indicated:

	Year ended March 31,
	2018	2019	2020

	(in billions of RMB)
Taobao Marketplace GMV	2,689	3,115	3,387
Tmall GMV	2,131	2,612	3,202
Total GMV	4,820	5,727	6,589

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

We have established a strong brand name and reputation for our digital economy. Any loss of trust in our digital economy or platforms could harm our reputation and the value of our brand, and could result in consumers, merchants, brands, retailers and other participants reducing their levels of activity in our digital economy, which could materially reduce our revenue and profitability. Our ability to maintain trust in our digital economy and platforms is based in large part upon:

●	the quality, value and functionality of products and services as well as the quality and appeal of content available through our digital economy;
●	the reliability and integrity of our company and our platforms, as well as of the merchants, software developers, logistics providers, service providers and other participants in our digital economy;
●	our commitment to high levels of service;
●	the safety, security and integrity of the data on our systems, and those of other participants in our digital economy;
●	the effectiveness and fairness of rules governing our marketplaces, various platforms and overall digital economy;
●	the strength of our measures to protect consumers and intellectual property rights owners; and
●	our ability to provide reliable and trusted payment and escrow services through our arrangements with Alipay.

Sustained investment in our business, strategic acquisitions and investments, as well as our focus on long-term performance, and on maintaining the health of our digital economy, may negatively affect our margins and our net income.

We focus on the long-term interests of the participants in our digital economy. We may continue to increase our spending and investments in our business, including developing and growing new businesses within our company, strategic acquisitions and other initiatives.

Investments in our business include:

●	expanding and enhancing our core commerce offerings, including our logistics network and capacities, local consumer services business, our New Retail initiatives, direct sales and cross-border and international businesses;
●	strengthening and expanding various facilities and increasing our employee headcount;
●	researching and developing new technologies and improving our technological infrastructure and cloud computing capacity;
●	developing and acquiring content for our digital media and entertainment business; and
●	incubating new innovation initiatives.

Many of these and other newly-developed businesses have lower or negative margins, and others are in the early stages of exploring, establishing and optimizing appropriate monetization models, many of which are less efficient in attracting and converting paying merchants, subscribers or other participants as compared with certain of the marketplaces and other businesses we operate. We believe these investments are crucial to our success and future growth, but they will have the effect of increasing our costs and lowering our margins and profit, and this effect may be significant in the short term and potentially over longer periods. We expect our margins will decrease as we continue to make these and similar investments. Many of these businesses also involve additional costs and risks, including price competitions, increased personnel costs, potential labor disputes, as well as industry and regulatory changes that may result in significant additional compliance costs, or require us to change our operation and business models. For example, the growth of our digital media and entertainment business requires substantial and long-term investments in high quality content, which has been and may continue to be subject to losses, impairments or write-offs due to changes in regulatory requirements or viewer preferences and other reasons. In addition, we expect that our margin will continue to be affected by the continuing shift in our revenue mix to self-operated New Retail and direct sales businesses.

We have also made, and intend to continue to make, strategic investments and acquisitions to further strengthen our digital economy. We may make strategic investments and acquisitions in a range of areas either directly related to one or more of our businesses, or related to the infrastructure, technology, services or products that support our businesses and digital economy. Our strategic investments and acquisitions may adversely affect our financial results, at least in the short term. For example, acquisitions of, and continued investments in, businesses with lower margins or which are loss-making, such as our acquisitions of Kaola and Lazada, a controlling stake in Cainiao Network, and the integration of our local consumer services business, have negatively affected our margins and net income. Acquired businesses that are loss-making may continue to sustain losses and may not become profitable in the near future or at all. The performance of our current and future equity investees and investment areas may also adversely affect our net income. There can be no assurance that we will be able to grow our acquired or invested businesses, or realize returns, benefits of synergies and growth opportunities we expect in connection with these investments and acquisitions. Also refer to “— We face risks relating to our acquisitions, investments and alliances.”

We may not be able to maintain or grow our revenue or our business.

We have experienced significant growth in revenue and in our business in recent years. Our ability to continue to grow our revenue depends on a number of factors. See “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Factors Affecting Our Results of Operations — Our Ability to Create Value for Our Users and Generate Revenue” and “— Our Monetization Model.”

Our revenue growth also depends on our ability to continue to grow our core businesses, newly-developed businesses, as well as businesses we have acquired or which we consolidate. We are exploring and will continue to explore in the future new business initiatives, including in industries and markets in which we have limited or no experience, as well as new business models, that may be untested. Developing new businesses, initiatives and models requires significant investments of time and resources, and may present new and difficult technological, operational and compliance challenges. Particularly in the commerce space, we face various challenges while facilitating the convergence of online and offline retail and digitalization of offline business operations. Many of these challenges may be specific to business areas with which we do not have sufficient experience. Also, as we continue to grow our direct sales businesses, we face new and increased risks, such as risks relating to inventory procurement and management, including failure to stock sufficient inventory to meet demands or additional costs or write-offs resulting from overstocking, supply chain management, accounts receivable and related potential impairment charges, as well as new and heightened regulatory requirements and increased liabilities to which we are subject as operators of direct sales businesses, including those relating to consumer protection, customs and permits and licenses. We may encounter difficulties or setbacks in the execution of various growth strategies, including our New Retail initiatives, which we expect to be an important driver of our future growth, and this and the other growth strategies may not generate the returns we expect within the timeframe we anticipate, or at all.

In addition, our overall or segment revenue growth may slow or our revenues may decline for other reasons, including decreasing consumer spending, increasing competition and slowing growth of China’s retail industry, disruptions to China’s economy or the global economy from pandemics, natural disasters or other events, as well as changes in the geopolitical landscape, government policies or general economic conditions. As our revenue grows to a higher base level, our revenue growth rate may slow in the future. Furthermore, due to the size and scale we have achieved, our user base may not continue to grow as quickly or at all.

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

We face increasingly intense competition, principally from established Chinese Internet companies, such as Tencent, and their respective affiliates, as well as global and regional e-commerce players, such as Amazon, other providers of local consumer services, and in the cloud computing and digital media and entertainment areas. These areas of our business are subject to rapid market change, the introduction of new business models, and the entry of new and well-funded competitors. Increased investments made and lower prices offered by our competitors may require us to divert significant managerial, financial and human resources in order to remain competitive, and ultimately may reduce our market share and negatively impact the profitability of our business. We mainly compete to:

●	attract, engage and retain consumers and increase their spending based on the variety, quality and value of products, services and content offered within our digital economy, the overall user experience and the effectiveness of our consumer protection measures;
●	attract and retain merchants, brands and retailers based on the effectiveness of the various technologies, infrastructure, products and services we offer to them, as well as the return on their investments;
●	attract and retain marketers, publishers and agency-operated demand-side platforms;
●	maintain and grow local delivery capabilities to provide convenient and efficient delivery services;
●	attract and retain a wide range of businesses as users of our cloud service offerings;
●	attract other participants to our digital economy based on access to business opportunities created by the large scale of economic activity, infrastructure and technologies in our digital economy and on our platforms;
●	optimize the usefulness of the data and technologies we provide and maintain high-quality customer service;
●	identify, bid for, and execute strategic investments and thrive in new industries as we acquire new businesses and expand, bringing us into competition with major players in these and other industries;
●	innovate and develop new growth initiatives and technologies; and
●	attract motivated and capable employees, including engineers and product developers.

Our ability to compete depends on a number of other factors as well, some of which may be beyond our control, including alliances, acquisitions or consolidations within our industries that may result in stronger competitors, and changes in the regulatory environment in the markets we operate. Existing and new competitors may leverage their established platforms or market positions, or introduce innovative business models, to launch highly-engaging content, products or services that may attract a large user base and achieve rapid growth, which may materially and adversely affect our business expansion and results of operations. As we continue to expand into markets outside of China, we increasingly face competition from domestic and international players operating in these markets, as well as potential political measures, regulatory challenges and protectionist policies that may support domestic players in those markets. As we develop our platforms and other businesses, such as our New Retail initiatives and other direct sales businesses, we may also be perceived to compete with other participants in our digital economy, such as certain merchants and retailers, which may negatively affect our relationships with them.

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

Our ability to maintain a healthy and vibrant digital economy that creates strong network effects among consumers, merchants, brands, retailers and other participants is critical to our success. The extent to which we are able to maintain and strengthen these network effects depends on our ability to:

●	offer secure and open platforms for all participants and balance the interests of these participants;
●	provide a wide range of high-quality product, service and content offerings to consumers;
●	attract and retain consumers, merchants, brands and retailers of all sizes;
●	provide effective technologies, infrastructure and services that meet the evolving needs of consumers, merchants, brands, retailers and other businesses;
●	arrange secure and trusted payment settlement and escrow services;
●	address user concerns with respect to data security and privacy measures;
●	improve our logistics data platform and coordinate fulfillment and delivery services with logistics service providers;
●	attract and retain third-party service providers that are able to provide quality services on commercially reasonable terms to our merchants, brands, retailers and other businesses;
●	maintain the quality of our customer service; and
●	continue adapting to the changing demands of the market.

In addition, changes to current operations we may make to enhance and improve our digital economy or to comply with regulatory requirements may be viewed positively from one participant group’s perspective, such as consumers, but may have negative effects from another group’s perspective, such as merchants. If we fail to balance the interests of all participants in our digital economy, consumers, merchants, brands, retailers and other participants may spend less time, mind-share and resources on our platforms and may conduct fewer transactions or use alternative platforms, any of which could result in a material decrease in our revenue and net income.

We may not be able to maintain our culture, which has been a key to our success.

Since our founding, our culture has been defined by our mission, vision and values, and we believe that our culture has been critical to our success. In particular, our culture has helped us serve the long-term interests of our customers, attract, retain and motivate employees and create value for our shareholders. We face a number of challenges that may affect our ability to sustain our corporate culture, including:

●	failure to identify, attract, promote and retain people who share our culture, mission, vision and values in leadership positions;
●	failure to execute an effective management succession plan;
●	challenges of effectively incentivizing and motivating employees, including members of senior management, and in particular those who have gained a substantial amount of personal wealth related to share-based incentives;
●	the increasing size, complexity, geographic coverage and cultural diversity of our businesses and workforce;
●	challenges in managing a workforce that is expanding through organic growth and acquisitions, in providing effective training to this workforce, and in promoting a culture of compliance with laws and regulations and preventing misconduct among our employees and participants in our digital economy;
●	competitive pressures to move in directions that may divert us from our mission, vision and values;
●	the pressure from the public markets to focus on short-term results instead of long-term value creation; and
●	the increasing need to develop expertise in new areas of business, such as New Retail, local consumer services and expansion of our logistics network services, that affect us.

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

Our industries are characterized by rapidly changing technology, evolving industry standards, new mobile apps and protocols, new products and services, new media and entertainment content – including user-generated content – and changing user demands and trends. Furthermore, our domestic and international competitors are continuously developing innovations in personalized search and recommendation, online shopping and marketing, communications, social networking, entertainment, logistics and other services, to enhance user experience. As a result, we continue to invest significant resources in our infrastructure, research and development and other areas in order to enhance our businesses and operations, as well as to explore new growth strategies and introduce new high-quality products and services. Our investments in innovations and new technologies, which may be significant, may not increase our competitiveness or generate financial returns in the short term, or at all, and we may not be successful in adopting and implementing new technologies, such as AI. Our investments and projects to develop new growth initiatives and technologies may be hindered by political measures, regulatory scrutiny or other protectionist policies, on national security grounds or for other reasons. The changes and developments taking place in our industry may also require us to re-evaluate our business model and adopt significant changes to our long-term strategies and business plans. Our failure to innovate and adapt to these changes and developments would have a material adverse effect on our business, financial condition and results of operations. Even if we timely innovate and adopt changes in our strategies and plans, we may nevertheless fail to realize the anticipated benefits of these changes or even generate lower levels of revenue as a result.

Our failure to manage the significant management, operational and financial challenges involved in growing our business and operations could harm us.

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

We have acquired and invested in a large number and a diverse range of businesses, including those in different countries and regions, technologies, services and products in recent years. We have also made investments of varying sizes in joint ventures. From time to time, we may have a number of pending investments and acquisitions that are subject to closing conditions. See “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Recent Investment, Acquisition and Strategic Alliance Activities.” We expect to continue to evaluate and consider a wide array of potential strategic transactions as part of our overall business strategy, including business combinations, acquisitions and dispositions of businesses, technologies, services, products and other assets, as well as strategic investments, joint ventures and alliances. At any given time we may be engaged in discussing or negotiating a range of these types of transactions. These transactions involve significant challenges and risks, including:

●	difficulties in, and significant and unanticipated additional costs and expenses resulting from, integrating into our business the large number of personnel, operations, products, services, technology, internal controls and financial reporting of the businesses we acquire;
●	disruption of our ongoing business, distraction of and significant time and attention required from our management and employees and increases in our expenses;
●	departure of skilled professionals and proven management teams of acquired businesses, as well as the loss of established client relationships of those businesses we invest in or acquire;
●	for investments over which we may not obtain management and operational control, we may lack influence over the controlling partners or shareholders, or may not have aligned interests with those of our partners or other shareholders;
●	additional or conflicting regulatory requirements, heightened restrictions on and scrutiny of investments, acquisitions and foreign ownership in other jurisdictions, on national security grounds or for other reasons, regulatory hurdles such as filings and approvals under the anti-monopoly and competition laws, rules and regulations, the risk that acquisitions or investments may fail to close, due to political and regulatory challenges or protectionist policies, as well as related compliance and publicity risks;
●	actual or alleged misconduct, unscrupulous business practices or non-compliance by us or any company we acquire or invest in or by its affiliates or current or former employees, whether before, during or after our acquisition or investments;
●	difficulties in identifying and selecting appropriate targets and strategic partners, including potential loss of opportunities for strategic transactions with competitors of our investee companies and strategic partners;
●	difficulties in conducting sufficient and effective due diligence on potential targets and unforeseen or hidden liabilities or additional incidences of non-compliance, operating losses, costs and expenses that may adversely affect us following our acquisitions or investments or other strategic transactions;
●	negative impact on our cash and credit profile from loans to or guarantees for the benefit of equity investees; and

●	actual or potential impairment charges or write-offs of investments in equity investees or intangible assets (including intellectual property we acquire), and goodwill recorded in connection with invested businesses, particularly investments in publicly traded companies, in the event that a decline in fair value below the carrying value of our equity method investments is other-than-temporary, or the carrying amount of a reporting unit to which goodwill is allocated exceeds its fair value. See “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Critical Accounting Policies and Estimates — Impairment Assessment on Investments in Equity Investees” and “—Impairment Assessment on Goodwill and Intangible Assets.”

These and other risks could lead to negative publicity, litigation, government inquiries, investigations or actions against the companies we invest in or acquire, or even against our other businesses, and may force us to incur significant additional expenses and allocate significant management and human resources to rectify or improve these companies’ corporate governance standards, disclosure controls and procedures or internal controls and systems. As we continue to implement our New Retail strategy, among other initiatives, and further expand our digital economy, we expect that our acquisition and investment activity will continue at a rapid pace, with a large number and diverse range of target companies, and we will continue to face significant challenges, including unanticipated ones, in integrating these businesses into our existing businesses.

We may face challenges in expanding our international and cross-border businesses and operations.

In addition to risks that generally apply to our acquisitions and investments, we face risks associated with expanding into an increasing number of markets where we have limited or no experience, we may be less well-known or have fewer local resources and we may need to localize our business practices, culture and operations. We may also face protectionist policies that could, among other things, hinder our ability to execute our business strategies and put us at a competitive disadvantage relative to domestic companies in other jurisdictions. The expansion of our international and cross-border businesses will also expose us to risks and challenges inherent in operating businesses globally, including:

●	challenges in replicating or adapting our company policies and procedures to operating environments different from that of China, including technology and logistics infrastructure;
●	challenges of maintaining efficient and consolidated internal systems, including IT infrastructure, and of achieving customization and integration of these systems with the other parts of our digital economy;
●	lack of acceptance of our product and service offerings, and challenges of localizing our offerings to appeal to local tastes;
●	protectionist or national security policies that restrict our ability to:
●	invest in or acquire companies;
●	develop, import or export certain technologies, such as the national AI initiative proposed by the U.S. government;
●	utilize technologies that are deemed by local governmental regulators to pose a threat to their national security; or
●	obtain or maintain the necessary licenses and authorizations to operate our businesses;
●	the need for increased resources to manage regulatory compliance across our international businesses;
●	failure to attract and retain capable talent with international perspectives who can effectively manage and operate local businesses;

●	compliance with privacy laws and data security laws, including the GDPR, and compliance costs across different legal systems;
●	heightened restrictions and barriers on the transfer of data between different jurisdictions;
●	differing, complex and potentially adverse customs, import/export laws, tax rules and regulations or other trade barriers or restrictions, including significant delays in or even suspensions of customs clearance, which may be applicable to transactions conducted through our international and cross-border platforms, related compliance obligations and consequences of non-compliance, and any new developments in these areas;
●	availability, reliability and security of international and cross-border payment systems and logistics infrastructure;
●	exchange rate fluctuations; and
●	political instability and general economic or political conditions in particular countries or regions, including territorial or trade disputes, war and terrorism.

In addition, compliance with cross-border e-commerce tax laws that apply to our businesses will also affect a number of our businesses, increase our compliance costs and subject us to additional risks. Failure to manage these risks and challenges could negatively affect our ability to expand our international and cross-border businesses and operations as well as materially and adversely affect our business, financial condition and results of operations.

Our business operations and financial position may be materially and adversely affected by any economic slowdown in China as well as globally.

Our revenue and net income are impacted to a significant extent by economic conditions in China and globally, as well as economic conditions specific to our business. The global economy, markets and levels of spending by businesses and consumers are influenced by many factors beyond our control, including pandemics and other natural disasters.

The growth of the PRC economy has slowed in recent years compared to prior years. According to the National Bureau of Statistics of China, China’s real GDP growth rate decreased from 6.9% in 2017 to 6.6% in 2018, and further to 6.1% in 2019. There have also been concerns about the relationships among China and other Asian countries, the relationship between China and the United States, as well as the relationship between the United States and certain other Asian countries such as North Korea, which may result in or intensify potential conflicts in relation to territorial, regional security and trade disputes. See “— Changes in international trade or investment policies and barriers to trade or investment, and the ongoing trade conflict, may have an adverse effect on our business and expansion plans.” Recently, the COVID-19 pandemic has severely disrupted business operations, supply chain and workforce availability across the world, leading to substantial declines in business activities that have negatively impacted and may continue to negatively impact our business, financial condition and results of operations. See “—An occurrence of widespread health epidemic or other outbreaks or natural disasters could have a material adverse effect on our business, financial condition and results of operations.” Any disruptions or continuing or worsening slowdown, whether as a result of trade conflicts, the COVID-19 pandemic or other reasons, could significantly reduce commerce activities in China and globally, which could lead to significant reduction in merchants’ demand for and spending on the various services we offer, such as our marketing services and cloud computing services. An economic downturn, whether actual or perceived, a further decrease in economic growth rates or an otherwise uncertain economic outlook in China or any other market in which we may operate could have a material adverse effect on business and consumer spending and, as a result, adversely affect our business, financial condition and results of operations.

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

Our results of operations generally are characterized by seasonal fluctuations due to various reasons, including seasonal buying patterns and economic cyclical changes, as well as promotions on our marketplaces. Historically, the fourth quarter of each calendar year generally contributes the largest portion of our annual revenues due to a number of factors, such as merchants allocating a significant portion of their online marketing budgets to the fourth calendar quarter, promotions, such as the 11.11 global shopping festival, and the impact of seasonal buying patterns in respect of certain categories such as apparel. The first quarter of each calendar year generally contributes the smallest portion of our annual revenues, primarily due to a lower level of allocation of marketing budgets by merchants at the beginning of the calendar year and the Chinese New Year holiday, during which time consumers generally spend less and businesses in China are generally closed. We may also introduce new promotions or change the timing of our promotions in ways that further cause our quarterly results to fluctuate and differ from historical patterns. In addition, seasonal weather patterns may affect the timing of buying decisions. The performance of our equity investees and of major businesses in which we have made investments may also result in fluctuations in our results of operations. Fluctuations in our results of operations related to our investments may also result from the accounting implication of re-measurement of fair values of certain equity investments and financial instruments, particularly those that are publicly-traded, share-based awards and previously held equity interests upon the loss of control of a subsidiary or step acquisitions. Given that the fair value movements are beyond our control, the magnitude of the related accounting impact is unpredictable and may significantly affect our results of operations.

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

To the extent our results of operations are below the expectations of public market analysts and investors in the future, or if there are significant fluctuations in our financial results, the market price of our ADSs and/or Shares could fluctuate significantly.

An occurrence of widespread health epidemic or other outbreaks or natural disasters could have a material adverse effect on our business, financial condition and results of operations.

Our business could be materially and adversely affected by the outbreak of a widespread health epidemic, such as swine flu, avian influenza, severe acute respiratory syndrome, or SARS, Ebola, Zika, COVID-19, natural disasters, such as snowstorms, earthquakes, fires or floods, or other events, such as wars, acts of terrorism, environmental accidents, power shortage or communication interruptions. The occurrence of a disaster or a prolonged outbreak of an epidemic illness or other adverse public health developments in China or elsewhere in the world could materially disrupt our industry and our business and operations, and have a material adverse effect on our business, financial condition and results of operations. For example, these events could cause a temporary closure of the facilities we use for our operations or severely impact consumer behaviors and the operations of merchants, business partners and other participants in our digital economy. Our operations could also be disrupted if any of our employees or employees of our business partners were suspected of contracting an epidemic disease, since this could require us or our business partners to quarantine some or all of these employees or disinfect the facilities used for our operations. In addition, our revenue and profitability could be materially reduced to the extent that a natural disaster, health epidemic or other outbreak harms the global or PRC economy in general.

In particular, the global outbreak of COVID-19 is having a significant negative impact on the global economy and our business and financial results. Starting in late January 2020, the COVID-19 pandemic triggered a series of lock-downs, social distancing requirements and travel restrictions that drastically reduced business activities in China. This substantial decline in business activities in China negatively affected most of our domestic core commerce businesses, including our China retail marketplaces and local consumer services business, as well as other businesses that involve travel, transportation and offline entertainment, such as Fliggy, Alibaba Pictures, Damai and Amap. Our key international commerce businesses also began to experience a negative impact in February 2020. While the growth of our domestic businesses started to recover in March 2020, the timing of recovery for our international commerce businesses remains uncertain as demand in countries outside of China remains soft. The COVID-19 pandemic also presented and may continue to present challenges to our business operations as well as our merchants, business partners and other participants in our digital economy, such as closure of offices and facilities, disruptions to or even suspensions of normal business and logistics operations, as well as restrictions on travel. It is not possible to determine the ultimate impact of the COVID-19 pandemic on our business operations and financial results, which is highly dependent on numerous factors, including the duration and spread of the pandemic and any resurgence of COVID-19 in China or elsewhere, actions taken by governments, domestically and in international relations, the response of businesses and individuals to the pandemic, the impact of the pandemic on business and economic conditions in China and globally, consumer demand, our ability and the ability of merchants, retailers, logistics service providers and other participants in our digital economy to continue operations in areas affected by the pandemic and our efforts and expenditures to support merchants and partners and ensure the safety of our employees. The COVID-19 pandemic may continue to adversely affect our business and results of operations.

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

We have in the past and are likely again in the future to be subject to these types of attacks, breaches and data leakage, although to date no attack, breach or data leakage has resulted in any material damage or remediation cost. In addition, we could be subject to an attack, breach or leakage, which we do not discover at the time or the consequences of which are not apparent until a later point in time, that could result in material damages or remediation costs. If we are unable to avert these attacks and security breaches, we could be subject to significant legal and financial liability, our reputation would be harmed and we could sustain substantial revenue loss from lost sales and customer dissatisfaction. We may not have the resources or technical sophistication to anticipate or prevent rapidly-evolving cyber-attacks. Cyber-attacks may target us, our merchants, consumers, users, customers, key service providers or other participants in our digital economy, or the communication infrastructure on which we depend. We only carry limited cybersecurity insurance, and actual or anticipated attacks and risks may cause us to incur significantly higher costs, including costs to deploy additional personnel and network protection technologies, train employees, and engage third-party experts and consultants. Cybersecurity breaches would not only harm our reputation and business, but also could materially decrease our revenue and net income.

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

Our digital economy depends on the efficient and uninterrupted operation of our computer and communications systems. System interruptions and delays may prevent us from efficiently processing the large volume of transactions on our marketplaces and other businesses we operate. In addition, a large number of merchants and customers maintain their important systems, such as ERP and CRM, systems on our cloud computing platform, which contain substantial quantities of data that enables them to operate and manage their businesses. Increasing media and entertainment content on our platforms also requires additional network capacity and infrastructure to process. Consumers expect our media and entertainment content to be readily available online, and any disruptions or delay to the delivery of content could affect the attractiveness and reputation of our media and entertainment platforms.

We and other participants in our digital economy, including Ant Group, have experienced, and may experience in the future, system interruptions and delays that render websites, mobile apps and services (such as cloud services and payment services) temporarily unavailable or slow to respond. Although we have prepared for contingencies through redundancy measures and disaster recovery plans and also carry business interruption insurance, these preparations and insurance coverage may not be sufficient. Despite any precautions we may take, the occurrence of a natural disaster or other unanticipated problems at our facilities or the facilities of Ant Group and other participants in our digital economy, including power outages, system failures, telecommunications delays or failures, construction accidents, break-ins to IT systems, computer viruses or human errors, could result in delays in or temporary outages of our platforms or services, loss of our, consumers’ and customers’ data and business interruption for us and our customers. Any of these events could damage our reputation, significantly disrupt our operations and the operations of the participants in our digital economy and subject us to liability, heightened regulatory scrutiny and increased costs, which could materially and adversely affect our business, financial condition and results of operations.

Changes in international trade or investment policies and barriers to trade or investment, and the ongoing trade conflict, may have an adverse effect on our business and expansion plans.

In recent years, international market conditions and the international regulatory environment have been increasingly affected by competition among countries and geopolitical frictions. Changes to national trade or investment policies, treaties and tariffs, fluctuations in exchange rates or the perception that these changes could occur, could adversely affect the financial and economic conditions in the jurisdictions in which we operate, as well as our international and cross-border operations, our financial condition and results of operations. The U.S. administration under President Donald Trump has advocated for and taken steps toward restricting trade in certain goods, particularly from China. From 2018 to late 2019, the United States announced several tariff increases that applied to products imported from China, totaling over US$550 billion. After several rounds of trade talks between China and the United States, the United States temporarily delayed an increase in tariffs on US$250 billion of products imported from China, and in September and October 2019, the United States announced several tariff exemptions for certain qualified Chinese products. By the end of 2019, the United States and China announced that they had reached a phase one trade deal, under which both countries agreed, among other things, to the rollback of tariffs and the United States agreed not to proceed with certain tariff increases scheduled to take effect from December 2019. However, the progress of trade talks between China and the United States are subject to uncertainties, and there can be no assurance as to whether the Unites States will maintain or reduce tariffs, or impose additional tariffs on Chinese products in the near future. Furthermore, in August 2019, the U.S. Treasury Department labelled China as a currency manipulator, which label was officially dropped by the U.S. Treasury Department in January 2020. However, it is uncertain whether the U.S. government may issue any similar announcement in the future. As a result of such announcement, the United States may take further actions to eliminate perceived unfair competitive advantages created by alleged manipulating actions. In addition, the United States is considering ways to limit U.S. investment portfolio flows into China. For example, in May 2020, under pressure from U.S. administration officials, the independent Federal Retirement Thrift Investment Board suspended its implementation of plans to change the benchmark of one of its retirement asset funds to an international index that includes companies in emerging markets, including China. Trade tension between China and the United States may intensify and the United States may adopt even more drastic measures in the future.

China and other countries have retaliated and may further retaliate in response to new trade policies, treaties and tariffs implemented by the United States. For instance, in response to the tariffs announced by the United States, in 2018 and 2019, China announced it would stop buying U.S. agricultural products and imposed tariffs on over US$185 billion worth of U.S. goods. In response to the tariff announcements by the United States in August 2019, China would not rule out import tariffs on newly-purchased U.S. agricultural products. Since late 2019, as a result of ongoing negotiations with the United States, China unveiled several tariff exemptions for U.S. products, including various agricultural products. Under the phase one trade deal agreed with the United States by the end of 2019, China released additional exemptions from tariffs and agreed to purchase at least an additional US$200 billion worth of U.S. goods and services by the end of 2021. It is uncertain whether there will be any further material changes to China’s tariff policies. Any further actions to increase existing tariffs or impose additional tariffs could result in an escalation of the trade conflict, which would have an adverse effect on manufacturing levels, trade levels and industries, including logistics, retail sales and other businesses and services that rely on trade, commerce and manufacturing, as well as on our marketplaces that rely upon imports.

Changes in laws and policy could negatively affect, for example, both export-focused businesses on AliExpress and Alibaba.com, as well as import-focused businesses on Tmall, Tmall Global and Kaola. In addition, if international players gain greater access to the China market, certain of our businesses, such as our cloud business and digital media and entertainment businesses, could be subject to greater competition and pricing pressure, which could reduce our margins or otherwise negatively affect our results of operations. Any further escalation in trade tensions or a trade war, or news and rumors of any escalation, could affect activity levels within our digital economy and have a material and adverse effect on our business, results of operations and trading price of our ADSs and/or Shares. Any restrictions imposed by the United States or other countries on capital flows into China or China-based companies may prevent potential investors from investing in us, and the trading price and liquidity of our ADSs and/or Shares may suffer as a result.

Trade tensions and policy changes have also led to measures that could have adverse effects on China-based issuers, including proposed legislation in the United States that would require listed companies whose audit reports and/or auditors are not subject to review by the PCAOB to be subject to enhanced disclosure obligations and be subject to delisting if they do not comply with the requirements. See “— Risks Related to Doing Business in the People’s Republic of China — If our auditor is sanctioned or otherwise penalized by the PCAOB or the SEC as a result of failure to comply with inspection or investigation requirements, our financial statements could be determined to be not in compliance with the requirements of the U.S. Exchange Act or other laws or rules in the United States, which could ultimately result in our ADSs being delisted.”

Export control, economic or trade sanctions and a heightened trend towards trade and technology “de-coupling” could negatively affect our technology supply chain and ability to recruit talent and conduct technological collaboration, and could subject us to regulatory investigations, fines, penalties or other actions and reputational harm, which could materially and adversely affect our competitiveness and business operations, as well as lead to significant decrease in the trading prices of our ADSs and/or Shares.

The United Nations and a number of countries and jurisdictions, including China, the United States and the EU, have adopted various export control and economic or trade sanction regimes. Export control, economic and trade sanctions have been threatened and/or imposed by the U.S. government on a number of China-based technology companies, including ZTE Corporation, Huawei Technologies Co., Ltd., or Huawei, certain of their respective affiliates, and other China-based technology companies. Actions have been brought against ZTE Corporation and Huawei and related persons by the U.S. government. The United States has also in certain circumstances threatened to impose further export control, sanctions, trade embargoes, and other heightened regulatory requirements on China and China-based companies. These sanctions and actions have raised concerns that there may be increasing regulatory challenges or enhanced restrictions against China and other China-based technology companies, including us, in a wide range of areas such as data security, emerging technologies, “dual-use” commercial technologies that could be deployed for surveillance or military purposes, import/export of technology or other business activities. For instance, in 2019 and 2020, the U.S. government announced several orders effectively barring American firms from selling, exporting, re-exporting, or transferring U.S.-origin technology, components and software, among other items, to, among others, Huawei and certain other China-based technology companies and their respective affiliates. In response, Huawei has sought to reduce its reliance upon U.S. technologies and components by eliminating them from certain of its products.

These restrictions, and similar or more expansive restrictions that may be imposed by the U.S. or other jurisdictions in the future, may materially and adversely affect our and our technology partners’ abilities to acquire technologies, systems, devices or components that may be critical to our technology infrastructure, service offerings and business operations. As a result of heightened restrictions, we and our technology partners may be forced to develop equivalent technologies or components, or obtain equivalent technologies or components from sources outside the U.S. We and they may not be able to do so in a timely manner and on commercially favorable or acceptable terms, or at all. These restrictions or sanctions, whether targeting specific entities related to us, could negatively affect our and our technology partners’ abilities to recruit research and development talent or conduct technological collaboration with scientists and research institutes in the U.S., Europe or other countries, which could significantly harm our competitiveness, as well as increase our compliance costs and risks. There can be no assurance that current or future export controls or economic and trade sanctions regulations or developments will not have a negative impact on our business or reputation.

In addition, if any of our expanding network of investee companies, global business partners, joint venture partners or other parties that have collaborative relationships with us or our affiliates were to become subject to sanctions or export control restrictions, this might result in significant negative publicity, governmental investigations and reputational harm to us. Some of such companies, partners and other parties, including some of our investee companies, have become subject to sanctions or export control restrictions. Media reports on alleged violation of export control or economic and trade sanctions laws, or on uses of the technologies, systems or innovations that we develop for purposes which could be perceived as inappropriate or controversial, by us, our clients, business partners, investees or other parties not affiliated with or controlled by us, even on matters not involving us, could nevertheless damage our reputation and lead to regulatory investigations, fines and penalties against us. Such fines and penalties may be significant, and if we were publicly named or investigated by any regulator on the basis of suspected or alleged violations of export control or economic and trade sanctions laws and rules, even in situations where the potential amount or fine involved may be relatively small, our reputation could be significantly harmed. Any of these circumstances may cause the trading prices of our ADSs and/or Shares to decline significantly, and materially reduce the value of your investment in our ADSs and/or Shares.

We may suffer reputational harm and the trading prices of our ADSs and/or Shares may decrease significantly due to business dealings by, or connections of, merchants or consumers on our marketplaces with sanctioned countries or persons.

The U.S. government imposes broad economic and trade restrictions on dealings with certain countries and regions, including the Crimea, Cuba, Iran, North Korea and Syria, or the Sanctioned Countries, and numerous individuals and entities, including those designated as having engaged in activities relating to terrorism, drug trafficking, cybercrime, the rough diamond trade, proliferation of weapons of mass destruction or human rights violations, or the Sanctioned Persons. The U.S. government also imposes more targeted sanctions on certain dealings with countries such as Russia and Venezuela, among others. The U.S. government expanded or suggested that it will expand economic sanctions concerning Iran, North Korea, Russia and Venezuela, and there are risks of further enhanced economic sanctions concerning these countries, among others. It is not, however, possible to predict with a reasonable degree of certainty how the regulatory environment concerning U.S. economic sanctions may develop. The United Nations, the EU, the UK, and other countries also impose economic and trade restrictions, including on certain Sanctioned Countries and Sanctioned Persons.

As a Cayman Islands company with the substantial majority of our subsidiaries and operations outside of the U.S., UK and EU, we are generally not required to comply with U.S., UK, and EU sanctions to the same extent as U.S., UK or EU entities. However, for companies like us, their U.S., UK, and EU subsidiaries, employees who are U.S. persons or UK or EU nationals, activities in the U.S., UK, or EU, activities involving U.S.-origin goods, technology or services, and certain conduct or dealings, among other activities, are subject to applicable sanctions requirements. We do not have employees or operations in any of the Sanctioned Countries, and, although our websites are open and available worldwide, we do not actively solicit business from the Sanctioned Countries or Sanctioned Persons. In the case of Alibaba.com, our aggregate cash revenue from members in these Sanctioned Countries in fiscal year 2020 accounted for a negligible portion of our total revenue. In the case of AliExpress and our China retail marketplaces, an insignificant percentage of orders have been placed by consumers from the Sanctioned Countries, with a negligible amount of aggregate GMV in the twelve months ended March 31, 2020 through transactions conducted voluntarily among merchants and consumers on these marketplaces. As all transaction fees on AliExpress and our China retail marketplaces are paid by merchants, primarily based in China, we do not earn any fees or commission from consumers in Sanctioned Countries in respect of transactions conducted on these platforms.

We have established a compliance program that aims to ensure our compliance with these economic and trade restrictions, as well as export control regimes. However, these laws and regulations are complex and subject to frequent change, including with respect to jurisdictional reach and the lists of countries, entities, individuals and technologies subject to sanctions and other regulatory controls. Hence, we may incur significant costs related to current, new or changing sanctions, embargoes, export controls programs or other restrictions, as well as investigations, fines, fees or settlements, which may be difficult to predict. We also could face increased compliance costs and risks as we expand globally and into additional businesses, such as cloud computing.

Certain institutional investors, including state and municipal governments in the United States and universities, as well as financial institutions, have proposed or adopted divestment or similar initiatives regarding investments in companies that do business with Sanctioned Countries. Accordingly, as a result of activities on our marketplaces or in connection with other business we operate that may involve users based in the Sanctioned Countries, certain investors may not wish to invest or may divest their investment in us, certain financial institutions may not wish to lend, extend credit or offer ordinary banking services to us, or seek early repayment of loans made to us, and certain financial institutions and other businesses with which we partner or may partner may seek to avoid business relationships with us. These divestment initiatives and terminations of business services may negatively impact our reputation, business and results of operations, and may materially and adversely affect the trading price of our ADSs and/or Shares.

Our business generates and processes a large amount of data, including personal data, and the improper use or disclosure of data could harm our reputation and have a material adverse effect on the trading price of our ADSs and/or Shares, our business and prospects.

Our business generates and processes a large quantity of personal, behavioral, transaction and demographic data. Our privacy policies concerning the collection, use and disclosure of personal data are posted on our platforms. We face risks inherent in handling and protecting large volumes of data, especially consumer data. In particular, we face a number of challenges relating to data from transactions and other activities on our platforms, including:

●	protecting the data in and hosted on our system, including against attacks on our system by outside parties or fraudulent behavior or improper use by our employees;
●	addressing concerns, challenges, negative publicity and litigation related to data privacy, collection, use and actual or perceived sharing (including sharing among our own businesses, with business partners or regulators), safety, security and other factors that may arise from our existing businesses or new businesses and technology, such as new forms of data (for example, biometric data, location information and other demographic information); and
●	complying with applicable laws, rules and regulations relating to the collection, use, storage, transfer, disclosure and security of personal information, including requests from data subjects and regulatory and government authorities.

These challenges are heightened as we expand our business into jurisdictions with different legal and regulatory regimes, such as the GDPR and the data localization rules to Federal Law on Personal Data of Russia. There have been reports of a number of incidents relating to data security and unauthorized use of user data by high-profile Internet and technology companies and their business partners. If our user data is improperly used or disclosed by any party, it could result in a loss of users, businesses and other participants from our digital economy, loss of confidence or trust in our platforms, litigation, regulatory investigations, penalties or actions against us, significant damage to our reputation, and have a material adverse effect on the trading price of our ADSs and/or Shares, our business and prospects.

Pursuant to our data sharing agreement with Ant Group, which sets forth data security and confidentiality protocols, we have agreed to a broad sharing of depersonalized data through a data sharing platform that we own and operate, subject to compliance with relevant law. As permitted by our privacy policies and user agreements, we also grant expressly limited access to specified data on our data platform to certain participants in our digital economy that provide services to consumers, merchants, brands, retailers and other digital economy participants. These participants in our digital economy face the same challenges inherent in handling and protecting large volumes of data. Any systems failure or security breach or lapse on our or their part that results in the release of user data could harm our reputation and brand and, consequently, our business, in addition to exposing us to potential legal liability or regulatory actions. This could also attract negative publicity from media outlets, privacy advocates, our competitors or others and could adversely affect the trading price of our ADSs and/or Shares.

Our business is subject to complex and evolving domestic and international laws and regulations regarding privacy and data protection. These laws and regulations can be complex and stringent, and many are subject to change and uncertain interpretation, which could result in claims, changes to our data and other business practices, penalties, increased cost of operations, or declines in user growth or engagement, or otherwise affect our business.

Regulatory authorities in China and around the world have implemented and are considering further legislative and regulatory proposals concerning data protection, including measures to ensure that encryption of users’ data does not hinder law enforcement agencies’ access to that data. New laws and regulations that govern new areas of data protection or impose more stringent requirements may be introduced in China and other jurisdictions where we conduct business or may expand into. In addition, the interpretation and application of consumer and data protection laws in China and elsewhere are often uncertain and in flux. It is possible that existing or newly-introduced laws and regulations, or their interpretation, application or enforcement, could significantly affect the value of our data and force us to change our data and other business practices.

The PRC regulatory and enforcement regime with regard to privacy and data security is evolving. According to the PRC Cybersecurity Law and relevant regulations, network operators, including us, are obligated to provide assistance and support in accordance with the law for public security and national security authorities to protect national security or assist with criminal investigations. In addition, the PRC Cybersecurity Law provides that personal information and important data collected and generated by operators of critical information infrastructure in the course of their operations in the PRC should be stored in the PRC, and the law imposes heightened regulation and additional security obligations on operators of critical information infrastructure. According to the Cybersecurity Review Measures promulgated by the Cyberspace Administration of China and certain other PRC regulatory authorities in April 2020, which became effective in June 2020, operators of critical information infrastructure must pass a cybersecurity review when purchasing network products and services which do or may affect national security. If we provide or were deemed to provide such network products and services to critical information infrastructure operators, or we were deemed to be a critical information infrastructure operator, we would be required to follow cybersecurity review procedures. There can be no assurance that we would be able to complete the applicable cybersecurity review procedures in a timely manner, or at all, if we were required to follow such procedures. Any failure or delay in the completion of the cybersecurity review procedures may prevent us from using or providing certain network products and services, and may result in fines of up to ten times the purchase price of such network products and services being imposed upon us, if we were to be deemed a critical information infrastructure operator using network products or services without completing the required cybersecurity review procedures. The PRC National Security Law covers various types of national security, including technology security and information security. See “Item 4. Information on the Company — B. Business Overview — Regulation — Regulation of Internet Security.” Compliance with the PRC Cybersecurity Law, the PRC National Security Law, as well as additional laws and regulations that PRC regulatory bodies may enact in the future, may result in additional expenses to us and subject us to negative publicity, which could harm our reputation among users and negatively affect the trading price of our ADSs and/or Shares. There are also uncertainties with respect to how the PRC Cybersecurity Law and the PRC National Security Law will be implemented and interpreted in practice. PRC regulators, including the Department of Public Security, the MIIT, the SAMR and the Cyberspace Administration of China, have been increasingly focused on regulation in the areas of data security and data protection, and are enhancing the protection of privacy and data security by rule-making and enforcement actions at central and local levels. We expect that these areas will receive greater and continued attention and scrutiny from regulators and the public going forward, which could increase our compliance costs and subject us to heightened risks and challenges associated with data security and protection. If we are unable to manage these risks, we could become subject to penalties, including fines, suspension of business and revocation of required licenses, and our reputation and results of operations could be materially and adversely affected.

As we further expand our operations into international markets, we will be subject to additional laws in other jurisdictions where we operate and where our consumers, users, merchants, customers and other participants are located. The laws, rules and regulations of other jurisdictions may be more comprehensive, detailed and nuanced in their scope, and may impose requirements and penalties that conflict with, or are more stringent than, those in China. In addition, these laws, rules and regulations may restrict the transfer of data across jurisdictions, which could impose additional and substantial operational, administrative and compliance burdens on us, and may also restrict our business activities and expansion plans, as well as impede our data-driven business strategies. Complying with laws and regulations for an increasing number of jurisdictions could require significant resources and costs. Our continued expansion into cloud computing services, both in China and elsewhere, will also increase the amount of data hosted on our system, as well as increase the number of jurisdictions in which we have IT systems. This, as well as the increasing number of new legal requirements in various jurisdictions, such as the GDPR and the data localization rules to Federal Law on Personal Data of Russia, present increased challenges and risks in relation to policies and procedures relating to data collection, storage, transfer, disclosure, protection and privacy, and will impose significant penalties for non-compliance. For example, penalties calculated as a percentage of global revenue may be imposed under the GDPR. The compliance requirements of the GDPR affect a number of our businesses, such as AliExpress and Alibaba Cloud.

Any failure, or perceived failure, by us to comply with the above and other regulatory requirements or privacy protection-related laws, rules and regulations could result in reputational damages or proceedings or actions against us by governmental entities, consumers or others. On the other hand, compliance with these laws and requirements in manners that are perceived as harming privacy could also lead to significant damages to our reputation and similar proceedings and actions against us by regulators and private parties. These proceedings or actions could subject us to significant penalties and negative publicity, require us to change our data and other business practices, increase our costs and severely disrupt our business, hinder our global expansion or negatively affect the trading price of our ADSs and/or Shares.

We rely on Alipay to conduct substantially all of the payment processing and all of the escrow services on our marketplaces. If Alipay’s services are limited, restricted, curtailed or degraded in any way, or become unavailable to us or our users for any reason, our business may be materially and adversely affected.

Given the significant transaction volume on our platforms, Alipay provides convenient payment processing and escrow services to us through contractual arrangements on preferential terms. These services are critical to our marketplaces and the development of our digital economy. In the twelve months ended March 31, 2020, approximately 70% of the GMV of our China retail marketplaces was settled through Alipay’s escrow and payment processing services. We rely on the convenience and ease of use that Alipay provides to our users. If the quality, utility, convenience or attractiveness of Alipay’s services declines for any reason, the attractiveness of our marketplaces could be materially and adversely affected.

Alipay’s business is subject to a number of risks that could materially and adversely affect its ability to provide payment processing and escrow services to us, including:

●	dissatisfaction with Alipay’s services or lower use of Alipay by consumers, merchants, brands and retailers;
●	increasing competition, including from other established Chinese Internet companies, payment service providers and companies engaged in other financial technology services;
●	changes to rules or practices applicable to payment systems that link to Alipay;
●	breach of users’ privacy and concerns over the use and security of information collected from customers and any related negative publicity relating thereto;
●	service outages, system failures or failure to effectively scale the system to handle large and growing transaction volumes;

●	increasing costs to Alipay, including fees charged by banks to process transactions through Alipay, which would also increase our cost of revenues;
●	negative news about and social media coverage on Alipay, its business, its products and service offerings or matters relating to Alipay’s data security and privacy; and
●	failure to manage user funds accurately or loss of user funds, whether due to employee fraud, security breaches, technical errors or otherwise.

In addition, certain commercial banks in China impose limits on the amounts that may be transferred by automated payment from users’ bank accounts to their linked accounts with third-party payment services. Although we believe the impact of these restrictions has not been and will not be significant in terms of the overall volume of payments processed for our China retail marketplaces, and automated payment services linked to bank accounts represent only one of many payment mechanisms that consumers may use to settle transactions, we cannot predict whether these and any additional restrictions that could be put in place would have a material adverse effect on our marketplaces.

Alipay’s business is highly regulated and faces challenges in managing its regulatory risks. Alipay is required to comply with numerous complex and evolving laws, rules and regulations, particularly in the areas of online and mobile payment services. In addition, as Alipay expands its businesses and operations into more international markets, it will become subject to additional legal and regulatory risks and scrutiny. Furthermore, our commercial arrangements with Alipay may be subject to anti-competition challenges. See “— We and Ant Group are subject to a broad range of laws and regulations, and future laws and regulations may impose additional requirements and other obligations that could materially and adversely affect our business, financial condition and results of operations,” and “Item 4. Information on the Company — B. Business Overview — Regulation — Regulation Applicable to Alipay.”

If Alipay were not able to successfully manage the risks relating to its business, its ability to continue to deliver payment services to us on preferential terms may be undermined. If we needed to migrate to another third-party payment service or significantly expand our relationship with other third-party payment services, the transition would require significant time and management resources, and the third-party payment service may not be as effective, efficient or well-received by consumers, merchants, brands and retailers on our marketplaces. These third-party payment services also may not provide escrow services, and we may not be able to receive commissions based on GMV settled through these systems. We would also receive less, or lose entirely, the benefit of the commercial agreement with Ant Group and Alipay, which provides us with preferential terms, and would possibly be required to pay more for payment processing and escrow services than we currently pay. There can be no assurance that we would be able to reach an agreement with an alternative online and mobile payment service provider on acceptable terms or at all.

We do not control Alipay or its parent entity, Ant Group, over which Jack Ma effectively controls approximately 50% of the voting interests. If conflicts that could arise between us and Alipay or Ant Group are not resolved in our favor, our digital economy, business, financial condition, results of operations and prospects may be materially and adversely affected.

We rely on Alipay to conduct substantially all of the payment processing and all of the escrow services on our marketplaces. Starting from September 2019, we hold a 33% equity interest in Alipay’s parent, Ant Group and also have the right to nominate two directors for election to the board of Ant Group. However, we do not hold a majority interest in or control Ant Group or Alipay. Alipay provides payment services to us on preferential terms pursuant to our long-term commercial agreement with Ant Group and Alipay. Following the 2011 divestment and subsequent equity holding restructuring related to Ant Group, an entity wholly owned by Jack Ma, our director and former executive chairman, became the general partner of Junhan and Junao, each a PRC limited partnership, which are two major equity holders of Ant Group. Accordingly, Jack has an economic interest in Ant Group and is able to exercise the voting power of the equity interest in Ant Group held by Junhan and Junao. We understand that through the exercise of his voting power over Junhan and Junao, Jack continues to control approximately 50% of the voting interests in Ant Group.

If for any reason, Alipay sought to amend the terms of its agreements and arrangements with us, there can be no assurance that Jack Ma, in light of his control of approximately 50% of the voting interests over Alipay’s parent, Ant Group, would exercise his voting interests in a manner that is in our interests. Furthermore, if Alipay were required by regulators to modify the commercial agreement under certain circumstances, Alipay may not have sufficient funds to adequately compensate us for the impact of the adjustment. If we were to lose the preferential terms with Alipay, our digital economy could be negatively affected, and our business, financial condition, results of operations and prospects could be materially and adversely affected.

Ant Group also facilitates other financial services to participants in our digital economy, including wealth management, financing (including consumer financing) and insurance, and may offer additional services in the future. Other conflicts of interest between us, on the one hand, and Alipay and Ant Group, on the other hand, may arise relating to commercial or strategic opportunities or initiatives. Although we and Ant Group have each agreed to certain non-competition undertakings, Ant Group may provide services to our competitors from time to time and there can be no assurance that Ant Group would not pursue other opportunities that would conflict with our interests. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Agreements and Transactions Related to Ant Group and Its Subsidiaries — Our Commercial Arrangements with Ant Group and Alipay — 2014 Restructuring of Our Relationship with Ant Group and Alipay, Subsequent Amendments and 2019 Equity Issuance — Non-competition Undertakings.” Jack Ma may not resolve these conflicts in a manner that is in our interests. Furthermore, our ability to explore alternative payment services other than Alipay for our marketplaces may be constrained due to Jack’s relationship with Ant Group.

In addition, we grant share-based awards to employees of Ant Group, and Junhan grants share-based awards linked to the valuation of Ant Group to our employees, and Ant Group grants restricted share units and share appreciation rights tied to the valuation of Ant Group to our employees. The provision of awards relating to Ant Group to our employees is intended to enhance our strategic and financial relationship with Ant Group. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Agreements and Transactions Related to Ant Group and Its Subsidiaries — Equity-based Award Arrangements.” The share-based awards granted by Junhan and Ant Group to our employees result in expenses that are recognized by us. We, Ant Group and Junhan have entered into equity-based awards grant and settlement agreements pursuant to which the parties will settle with each other the cost associated with the awards granted to each other’s employees. Subject to the approval of our audit committee, Jack (through his role with us and his control over Junhan) and Ant Group could be in a position to propose and promote further share-based grants that result in additional, and potentially significant, expenses to us. Conflicts of interest may also arise from our management team members’ and other employees’ ownership of interests in Ant Group, which could represent a substantial portion of their personal wealth. Accordingly, these and other potential conflicts of interest between us and Ant Group or Alipay, and between us and Jack or Junhan or Junao, may not be resolved in our favor, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Moreover, because of our equity interest in and close association with Ant Group and overlapping user bases, events that negatively affect Ant Group could also negatively affect customers’, regulators’ and other third parties’ perception of us. In addition, any actual or perceived conflict of interest between us and Ant Group, or any other company integral to the functioning of our digital economy, could also materially harm our reputation as well as our business and prospects.

We depend on key management as well as experienced and capable personnel generally, and any failure to attract, motivate and retain our staff could severely hinder our ability to maintain and grow our business.

Our future success is significantly dependent upon the continued service of our key executives and other key employees, particularly in new business areas we are expanding into, such as New Retail and local consumer services. If we lose the services of any member of management or key personnel, we may not be able to locate suitable or qualified replacements, and may incur additional expenses to recruit and train new staff. Jack Ma, our lead founder and one of our directors, has been crucial to the development of our vision, culture and strategic direction. In September 2019, Daniel Zhang, our current chief executive officer, succeeded Jack as our chairman. This and similar retirements and successions could result in disruptions, or perceived disruptions, in our operations and the execution of our strategy.

As our business develops and evolves, it may become difficult for us to continue to retain our employees. A number of our employees, including many members of management, may choose to pursue other opportunities outside of us. If we are unable to motivate or retain these employees, our business may be severely disrupted and our prospects could suffer.

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

Illegal, fraudulent, corrupt or collusive activities or misconduct, whether actual or perceived, by our employees could subject us to liability or negative publicity. We have a zero-tolerance policy towards fraudulent and illegal conduct, and have dismissed and assisted in the arrests and prosecutions of employees who engaged in this kind of conduct. We have implemented and continue to improve internal controls and policies with regard to the review and approval of merchant accounts, sales activities, interactions with business partners and government officials and other relevant matters. However, there can be no assurance that our controls and policies will prevent fraud or illegal activity or misconduct by our employees or that similar incidents will not occur in the future. Any illegal, fraudulent, corrupt or collusive activity or misconduct could severely damage our brand and reputation, which could drive users and consumers away from our digital economy, and materially and adversely affect our business, financial condition and results of operations.

If other third-party service providers in our digital economy fail to provide reliable or satisfactory services, our reputation, business, financial condition and results of operations may be materially and adversely affected.

Ant Group and a number of other third-party participants, including retail operating partners, logistics service providers, mobile app developers, ISVs, cloud-based developers, marketing affiliates and various professional service providers, provide services to users on our platforms, including consumers, merchants, brands, retailers and users of our cloud computing services. To the extent these service providers are unable to provide satisfactory services to our users on commercially acceptable terms, or at all, or if we fail to retain existing or attract new quality service providers to our platforms, our ability to retain, attract or engage our users may be severely limited, which may have a material and adverse effect on our business, financial condition and results of operations. In addition, we share our user data with certain of these third-party service providers in our digital economy in accordance with our privacy policies, agreements and applicable laws. These third-party service providers also engage in a broad range of other business activities outside of our platforms. If these third-party participants engage in activities that are negligent, fraudulent, illegal or otherwise harm the trustworthiness and security of our digital economy, including, for example, the leak or negligent use of data, the handling, transport and delivery of prohibited or restricted content or items, or if these participants fail to perform their contractual obligations, or users are otherwise dissatisfied with their service quality on or off our platforms, we could suffer reputational harm, even if these activities are not related to, attributable to or caused by us, or within our control.

If logistics service providers used by our merchants fail to provide reliable logistics services, or the logistics data platform operated by Cainiao Network were to malfunction, suffer an outage or otherwise fail, our business and prospects, as well as our financial condition and results of operations, may be materially and adversely affected.

Our merchants use third-party logistics service providers to fulfill and deliver their orders. Cainiao Network cooperates with a number of third-party logistics service providers to help merchants on our platforms fulfill orders and deliver their products to consumers. We operate Cainiao Network’s logistics data platform that links our information system and those of logistics service providers. Because of our platform model, interruptions to or failures in these third parties’ logistics services, or in Cainiao Network’s logistics data platform, could prevent the timely or proper delivery of products to consumers, which would negatively impact our competitive position as well as harm the reputation of our digital economy and the businesses we operate. In addition, certain of our businesses, including Lazada, operate and provide logistics services to merchants within our digital economy and may experience interruptions or failures to timely and properly deliver products to consumers. These interruptions or failures may be due to events that are beyond the control of any of our companies, Cainiao Network or these logistics service providers, such as inclement weather, natural disasters, the COVID-19 pandemic, other pandemics or epidemics, accidents, transportation disruptions, including special or temporary restrictions or closings of facilities or transportation networks due to regulatory or political reasons, or labor unrest or shortages. These logistics services could also be affected or interrupted by business disputes, industry consolidation, insolvency or government shut-downs. The merchants in our digital economy may not be able to find alternative logistics service providers to provide logistics services in a timely and reliable manner, or at all. We do not have agreements with third-party logistics service providers that require them to offer services to our merchants. If the logistics data platform operated by Cainiao Network were to fail for any reason, the logistics service providers would be severely hindered from or unable to connect with our merchants, and their services and the functionality of our digital economy could be severely affected. If the products sold by merchants in our digital economy are not delivered in proper condition, on a timely basis or at shipping rates that are commercially acceptable to marketplace participants, our business and prospects, as well as our financial condition and results of operations could be materially and adversely affected.

We may be subject to liability for content available in our digital economy that is alleged to be socially destabilizing, obscene, defamatory, libelous or otherwise unlawful.

Under PRC law and the laws of certain other jurisdictions in which we operate, we are required to monitor our websites and the websites hosted on our servers and mobile interfaces, as well as our services and devices that generate or host content, for items or content deemed to be socially destabilizing, obscene, superstitious or defamatory, as well as for items, content or services that are illegal to sell online or otherwise in other jurisdictions in which we operate our marketplaces and other businesses, and promptly take appropriate action with respect to the relevant items, content or services. We may also be subject to potential liability in China or other jurisdictions for any unlawful actions of our merchants, marketing customers or users of our websites or mobile interfaces, or for content we distribute or that is linked from our platforms that is deemed inappropriate. Because discretion is often involved in determining whether content is offensive, it may be difficult to determine the type of content that may result in liability to us. The nature and scale of our websites and platforms, such as our cloud computing services, which allow users to upload and save massive data on our cloud data centers, social communities on our marketplaces and DingTalk, such as live streams and other interactive media content on Taobao and Tmall, and Youku, which allow users to upload videos and other content to our websites and platforms, may make this even more difficult. If we are found to be liable, we may be subject to negative publicity, fines, have our relevant business operation licenses revoked, or be prevented from operating our websites or mobile interfaces in China or other jurisdictions.

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

We have been the subject in the past, and may continue to be the subject in the future, of allegations that items offered, sold or made available through our online marketplaces by third parties or that content we make available through other services, such as our online video and music platforms or through our smart devices, infringe third-party copyrights, trademarks and patents or other intellectual property rights. Although we have adopted and continue to optimize measures to proactively verify the products sold on our marketplaces for infringement and to minimize potential infringement of third-party intellectual property rights through our intellectual property infringement complaint and take-down procedures, these measures may not always be successful. In the event that alleged counterfeit or infringing products are listed or sold on our marketplaces or allegedly infringing content are made available through our other services, we could face claims and negative publicity relating to these activities or for our alleged failure to act in a timely or effective manner in response to infringement or to otherwise restrict or limit these activities. We may also choose to compensate consumers for any losses, although we are currently not legally obligated to do so. If, as a result of regulatory developments, we are required to compensate consumers, we would incur additional expenses.

Measures we take to protect against these potential liabilities could require us to spend substantial additional resources and/or experience reduced revenues. In addition, these measures may reduce the attractiveness of our digital economy to consumers, merchants, brands, retailers and other participants. A merchant, brand, retailer or online marketer whose content is removed or whose services are suspended or terminated by us, regardless of our compliance with the applicable laws, rules and regulations, may dispute our actions and commence action against us for damages based on breach of contract or other causes of action, make public complaints or allegations or organize group protests and publicity campaigns against us or seek compensation. Any costs incurred as a result of liability or asserted liability relating to the sale of unlawful goods or other infringement could harm our business.

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

In addition, we have been and may continue to be subject to significant negative publicity in China and other countries based on similar claims and allegations. For example, in December 2016, January 2018, April 2019 and April 2020, the USTR identified Taobao Marketplace as a “notorious market.” The USTR may continue to identify Taobao Marketplace as a notorious market, and there can be no assurance that the USTR or other relevant authorities in the U.S. or other countries will not identify Taobao Marketplace or any of our other businesses as notorious markets in the future. In addition, government authorities have in the past accused, and may in the future accuse, us of perceived problems and failures of our platforms, including alleged failures to crack down on the sale of counterfeit goods and other alleged illegal activities on our China retail marketplaces. As a result of any claims or accusations by government authorities, by industry watchdog organizations, including the U.S. Commission on the Theft of American Intellectual Property, by brand and intellectual property rights holders or by enterprises, there may be a public perception that counterfeit or pirated items are commonplace on our marketplaces or that we delay the process of removing these items. This perception, even if factually incorrect, and existing or new litigation as well as regulatory pressure or action related to intellectual property rights protection, could damage our reputation, harm our business, diminish the value of our brand name and negatively affect trading price of our ADSs and/or Shares.

Failure to deal effectively with any fraud perpetrated and fictitious transactions conducted in our digital economy, and other sources of customer dissatisfaction, would harm our business.

We face risks with respect to fraudulent activities on our marketplaces and in connection with other businesses we operate, and we periodically receive complaints from consumers who may not have received the goods that they had purchased, complaints from merchants who have not received payment for the goods that a consumer had contracted to purchase, as well as other types of actual and alleged fraudulent activities. See “Item 4. Information on the Company — B. Business Overview — Transaction Platform Safety Programs” for more details about the measures we have adopted against fraudulent activities. Although we have implemented various measures to detect and reduce the occurrence of fraudulent activities on our marketplaces and in connection with other businesses we operate, there can be no assurance that these measures will be effective in combating fraudulent transactions or improving overall satisfaction among our consumers, merchants and other participants. Additional measures that we take to address fraud could also negatively affect the attractiveness of our marketplaces and other businesses we operate to consumers or merchants. In addition, merchants on our marketplaces contribute to a fund to provide consumer protection guarantees. If our merchants do not perform their obligations under these programs, we may use funds that have been deposited by merchants in a consumer protection fund to compensate consumers. If the amounts in the fund are not sufficient, we may choose to compensate consumers for losses, although currently we are not legally obligated to do so. If, as a result of regulatory developments, we are required to compensate consumers, we would incur additional expenses. Although we have recourse against our merchants for any amounts we incur, there can be no assurance that we would be able to collect these amounts from our merchants.

In addition to fraudulent transactions with legitimate consumers, merchants may also engage in fictitious or “phantom” transactions with themselves or collaborators in order to artificially inflate their own ratings on our marketplaces, reputation and search results rankings, an activity sometimes referred to as “brushing.” This activity may harm other merchants by enabling the perpetrating merchant to be favored over legitimate merchants, and may harm consumers by deceiving them into believing that a merchant is more reliable or trusted than the merchant actually is.

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

Due to several high-profile incidents involving safety, including food safety, and consumer complaints that have occurred in China in recent years, the PRC government, media outlets and public advocacy groups are increasingly focused on consumer protection. Government authorities in other countries where we operate also place high importance on consumer protection. Moreover, as part of our growth strategy, we expect to increase our focus on food, food delivery, food supplements and beverages, mother care, baby care, pharmaceutical and healthcare products and services, as well as electronics products, both as a platform operator and as part of our directly operated business. We have also invested in companies involved in these sectors. These activities pose increasing challenges to our internal control and compliance systems and procedures, including our control over and management of third-party service personnel, and expose us to substantial increasing liability, negative publicity and reputational damage arising from consumer complaints, harms to personal health or safety or accidents involving products or services offered through our platforms or provided by us. Operators of e-commerce platforms are subject to certain provisions of consumer protection laws even where the operator is not the merchant of the product or service purchased by the consumer. In addition, if we do not take appropriate remedial action against merchants or service providers for actions they engage in that we know, or should have known, would infringe upon the rights and interests of consumers, we may be held jointly liable for infringement alongside the merchant or service provider. We may also be held jointly liable with the merchants under the PRC E-commerce Law if we fail to take necessary actions when we know or should have known that the products or services provided by the merchants on our platforms do not meet personal and property security requirements, or otherwise infringe upon consumers’ legitimate rights. Moreover, applicable consumer protection laws in China hold that trading platforms will be held liable for failing to meet any undertaking that the platforms make to consumers with regard to products listed on their websites. Furthermore, we are required to report to the SAMR, formerly known as the SAIC, or its local branches any violation of applicable laws, regulations or SAMR rules by merchants or service providers, such as sales of goods without proper license or authorization, and we are required to take appropriate remedial measures, including ceasing to provide services to the relevant merchants or service providers. We may also be held liable if we fail to verify the licenses or qualifications of merchants, or fail to safeguard consumers with respect to products or services affecting consumers’ health or safety.

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

We may also face increasing scrutiny from consumer protection regulators and activists, as well as increasingly become a target for litigation, in the United States, Europe and other jurisdictions. For example, member groups of the European Consumer Organization’s BEUC network have expressed concerns about certain consumer rights related to product returns and dispute resolution with respect to transactions conducted on our AliExpress platform, and requested a review of these consumer rights by their national consumer protection agencies. We only maintain product liability insurance for certain businesses we operate, and do not maintain product liability insurance for products and services transacted on our marketplaces, and our rights of indemnity from the merchants in our digital economy may not adequately cover us for any liability we may incur. Consumer complaints and associated negative publicity could materially and adversely harm our reputation and affect our business expansion. Claims brought against us under consumer protection laws, even if unsuccessful, could result in significant expenditure of funds and diversion of management time and resources, which could materially and adversely affect our business operations, net income and profitability.

We may be accused of infringing intellectual property rights of third parties or violating content restrictions under relevant laws.

Third parties may claim that our product and service offerings, the content on our platforms, including content available through our digital media and entertainment business, search business, online reading platform, online music platform, news feed features and IoT devices or our technology infringe upon their intellectual property rights or are provided beyond the authorized scope. Although we have not in the past faced material litigation involving direct claims of infringement by us, the possibility of intellectual property claims against us, whether in China or other jurisdictions, increases as we continue to grow, particularly internationally. The establishment of, and issuance of reports by, the Commission on the Theft of American Intellectual Property also highlights the current focus of the United States on investigating, preventing and taking action against alleged misappropriation of intellectual property, that may result in increased scrutiny, investigations, enforcement actions and litigation relating to intellectual property infringement. In addition, in April 2019, the U.S. administration issued an executive order instructing the U.S. Department of Homeland Security to coordinate with other federal agencies working to combat the counterfeiting of goods. In response, in January 2020, the U.S. Department of Homeland Security issued a report outlining a series of recommended government actions. This executive order and the report from the U.S. Department of Homeland Security aim to, among other things, demand more accountability from intermediary online marketplaces, such as ours, for the availability and sale of counterfeit goods on their marketplaces. To that end, it specifically made recommendations of best practices that marketplaces could utilize to fight counterfeiting. We have also acquired businesses, such as Youku, that have been, and may continue to be, subject to liabilities for infringement of third-party intellectual property rights or other allegations based on the content available on their websites and mobile apps or the services they provide. In addition, we expect our digital economy to involve more and more user-generated content, including the entertainment content on Youku and our smart speakers, the interactive media content displayed on Taobao Marketplace and Tmall, including live streams and short-form videos, as well as the data generated, uploaded and saved by users of our cloud computing services, over which we have limited control and we may be subject to claims for infringement of third-party intellectual property rights, or subject us to additional scrutiny by the relevant government authorities. These claims or scrutiny, whether or not having merit, may result in our expenditure of significant financial and management resources, injunctions against us or payment of damages. We may need to obtain licenses from third parties who allege that we have infringed their rights, but these licenses may not be available on terms acceptable to us or at all. These risks have been amplified by the increase in the number of third parties whose sole or primary business is to assert these claims.

China has enacted laws and regulations governing Internet access and the distribution of products, services, news, information, audio-video programs and other content through the Internet. The PRC government has prohibited the distribution of information through the Internet that it deems to be in violation of PRC laws and regulations, impairs the national dignity of China or the public interest, or is obscene, superstitious, fraudulent or defamatory. Users of certain of our websites and platforms, including Youku, can upload content to these websites, mobile apps and platforms, which is generally referred to as user-generated content. Due to the significant amount of content uploaded by our users, we may not be able to identify all the videos or other content that may violate relevant laws and regulations. If any of the information disseminated through our marketplaces, websites, mobile apps or other businesses we operate, including videos and other content (including user-generated content) displayed on Youku’s or our other websites, mobile apps or on our Tmall set-top boxes, smart speakers and smart televisions, or any content that we have produced or acquired, were deemed by the PRC government to violate any content restrictions, we would not be able to continue to display or distribute this content and could suffer losses or become subject to penalties, including confiscation of income, fines, suspension of business and revocation of required licenses, which could materially and adversely affect our business, financial condition and results of operations. The outcome of any claims, investigations and proceedings is inherently uncertain, and in any event defending against these claims could be both costly and time-consuming, and could significantly divert the efforts and resources of our management and other personnel. An adverse determination in any of these litigation matters or proceedings could cause us to pay damages, incur legal and other costs, limit our ability to conduct business or require us to change the manner in which we operate and harm our reputation. As we expand our operations internationally, we expect that we will become subject to similar laws and regulations in other jurisdictions.

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

We and Ant Group are subject to a broad range of laws and regulations, and future laws and regulations may impose additional requirements and other obligations that could materially and adversely affect our business, financial condition and results of operations.

The industries in which we and Ant Group operate in the PRC and other countries, including online and mobile commerce and payments, financial services, cloud computing and digital media and entertainment and other online content offerings, are highly regulated. Government authorities in the PRC and other countries are likely to continue to issue new laws, rules and regulations governing the industries in which we and Ant Group operate in the PRC and other countries and enhance enforcement of existing laws, rules and regulations. They have imposed, and may continue to impose, requirements relating to, among other things, new and additional licenses, permits and approvals or governance or ownership structures on us or certain of our businesses, Ant Group and our users.

For example, the E-commerce Law as promulgated imposes a series of requirements on e-commerce operators including e-commerce platform operators, merchants operating on the platform and the individuals and entities carrying out business online. See “Item 4. Information on the Company — B. Business Overview — Regulation — Regulation of Online and Mobile Commerce.” Certain third-party platforms, although offering products and services competing with our marketplaces, may not be deemed as e-commerce operators and may be subject to less stringent requirements with respect to merchant regulation and consumer protection. The platform governance measures we adopt in response to the enhanced regulatory requirements may fail to meet these requirements and may lead to penalties or our loss of merchants to those platforms, or to complaints or claims made against us by merchants on our platforms. New regulations governing various aspects of e-commerce platform operations, including those that may limit an e-commerce platform operator’s ability to provide consumers with personalized shopping recommendations, could materially and adversely affect our operating results.

We have from time to time been subject, and are likely again in the future to be subject, to PRC and foreign government inquiries and investigations, including those relating to online content, alleged third-party intellectual property infringement, cybersecurity and privacy laws, and securities laws and regulations. We also face scrutiny, and have been subject, and continue to be subject, to inquiries and investigations, from PRC and foreign governmental bodies that focus on cross-border trade, tax, intellectual property protection, our investment activities, human rights, user privacy and data protection matters and allegedly fraudulent or other criminal transactions. We may also face protectionist policies and regulatory scrutiny, on national security grounds or for other reasons, in foreign countries in which we conduct business or investment activities. None of these inquiries and investigations has resulted in significant restrictions on our business operations. However, as we continue to grow in scale and significance, we expect to face increased scrutiny, which will, at a minimum, result in our having to continue to increase our investment in compliance and related capabilities and systems.

Ant Group, which through Alipay provides the substantial majority of the payment processing services on our marketplaces as well as facilitating other financial and value-added services, such as wealth management, financing and insurance, is subject to various laws, rules and regulations in the PRC and other countries where it operates, including those governing banking, privacy, cross-border and domestic money transmission, anti-money laundering, counter-terrorist financing and consumer protection laws, rules and regulations. See “Item 4. Information on the Company — B. Business Overview — Regulation — Regulation Applicable to Alipay.” These laws, rules and regulations are highly complex, constantly evolving and could change or be reinterpreted to be burdensome, difficult or impossible for Ant Group to comply with.

As we and Ant Group further expand into international markets, we and Ant Group will increasingly become subject to additional legal and regulatory compliance requirements as well as political and regulatory challenges, including scrutiny on data privacy and security and anti-money laundering compliance, or on national security grounds or for other reasons, to our business and investment activities in these markets. In addition, Alipay or its affiliates are required to maintain payment business licenses in the PRC and are also required to obtain and maintain other applicable payment, money transmitter or other related licenses and approvals in other countries or regions where they operate. In certain jurisdictions where Alipay currently does not have the required licenses, Alipay provides payment processing and escrow services through third-party service providers. If Alipay or its partners fail to obtain and maintain all required licenses and approvals or otherwise fail to comply with applicable laws, rules and regulations, if new laws, rules or regulations come into effect that impact Alipay or its partners’ businesses, or if any of Alipay’s partners ceases to provide services to Alipay, its services could be suspended or severely disrupted, and our business, financial condition and results of operations would be materially and adversely affected.

Tightening of tax compliance efforts that affect our merchants could materially and adversely affect our business, financial condition and results of operations.

Tax legislation relating to the digital economy is still developing. Governments, both in China and in other jurisdictions, may promulgate or strengthen the implementation of tax regulations that impose obligations on e-commerce companies, which could increase the costs to consumers and merchants and make our platforms less competitive in these jurisdictions. Governments may require operators of marketplaces, such as us, to assist in the enforcement of tax registration requirements and the collection of taxes with respect to the revenue or profit generated by merchants from transactions conducted on their platforms. We may also be requested by tax authorities to supply information about our merchants, such as transaction records and bank account information, and assist in the enforcement of other tax regulations, including the payment and withholding obligations against our merchants. As a result of more stringent tax compliance requirements and liabilities, we may lose existing merchants and potential merchants might not be willing to open storefronts on our marketplaces, which could in turn negatively affect us. Stricter tax enforcement by tax authorities may also reduce the activities by merchants on our platforms and result in liability to us.

Any heightened tax law enforcement against participants in our digital economy (including imposition of reporting or withholding obligations on operators of marketplaces with respect to VAT of merchants and stricter tax enforcement against merchants generally) could have a material adverse effect on our business, financial condition and results of operations.

We may be subject to material litigation and regulatory proceedings.

We have been involved in a high volume of litigation in China and a small volume of potentially high-value litigation outside of China relating principally to securities law class actions, third-party and principal intellectual property infringement claims, contract disputes involving merchants and consumers on our platforms, consumer protection claims, claims relating to data and privacy protection, employment related cases and other matters in the ordinary course of our business. As our digital economy expands, including across jurisdictions and through the addition of new businesses, we have encountered and may face an increasing number and a wider variety of these claims, including those brought against us pursuant to anti-monopoly or unfair competitions laws or involving high amounts of alleged damages. Laws, rules and regulations may vary in their scope and overseas laws and regulations may impose requirements that are more stringent than, or which conflict with, those in China. We have acquired and may acquire companies that have been subject to or may become subject to litigation, as well as regulatory proceedings. In addition, in connection with litigation or regulatory proceedings we may be subject to in various jurisdictions, we may be prohibited by laws, regulations or government authorities in one jurisdiction from complying with subpoenas, orders or other requests from courts or regulators of other jurisdictions, including those relating to data held in or with respect to persons in these jurisdictions. Our failure or inability to comply with the subpoenas, orders or requests could subject us to fines, penalties or other legal liability, which could have a material adverse effect on our reputation, business, results of operations and the trading price of our ADSs and/or Shares.

As publicly-listed companies, we and certain of our subsidiaries face additional exposure to claims and lawsuits inside and outside of China. We will need to defend against these lawsuits, including any appeals should our initial defense be successful. The litigation process may utilize a material portion of our cash resources and divert management’s attention away from our day-to-day operations, all of which could harm our business. There can be no assurance that we will prevail in any of these cases, and any adverse outcome of these cases could have a material adverse effect on our reputation, business and results of operations. In addition, although we have obtained directors’ and officers’ liability insurance, the insurance coverage may not be adequate to cover our obligations to indemnify our directors and officers, fund a settlement of litigation in excess of insurance coverage or pay an adverse judgment in litigation.

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

The existence of litigation, claims, investigations and proceedings may harm our reputation, limit our ability to conduct our business in the affected areas and adversely affect the trading price of our ADSs and/or Shares. The outcome of any claims, investigations and proceedings is inherently uncertain, and in any event defending against these claims could be both costly and time-consuming, and could significantly divert the efforts and resources of our management and other personnel. An adverse determination in any litigation, investigation or proceeding could cause us to pay damages, incur legal and other costs, limit our ability to conduct business or require us to change the manner in which we operate.

Anti-monopoly and unfair competition claims or regulatory actions against us may result in our being subject to fines, constraints on our business and damage to our reputation.

The PRC anti-monopoly enforcement agencies have in recent years strengthened enforcement under the PRC Anti-monopoly Law, including levying significant fines, with respect to concentration of undertakings and cartel activity, mergers and acquisitions, as well as abusive behavior by companies with market dominance. In March 2018, the SAMR was formed as a new governmental agency to take over, among other things, the anti-monopoly enforcement functions from the relevant departments under the MOFCOM, the NDRC and the SAIC, respectively. The SAMR stated that its tasks are to safeguard consumer interests, and to ensure quality and safety through enhanced market regulation. The SAMR has said that it will adopt an encouraging and cautious approach in regulating new technology, new industries, new business models and new practices, with a goal of stimulating market viability and innovation, promoting development and creating room for future growth.

Since its inception, the SAMR has continued to strengthen its anti-monopoly enforcement. The SAMR issued a new set of guidelines with respect to merger control review in September 2018, and issued the Notice on Anti-monopoly Enforcement Authorization on December 28, 2018, which grants authorizations to the SAMR’s province-level branches for anti-monopoly enforcement within their respective jurisdictions. The SAMR also imposed several administrative penalties on various companies for failing to duly make filings as to their transactions subject to merger control review by the SAMR. The scope of the companies that were penalized is broad, and covers a variety of different industries. On several recent occasions, including at administrative guidance meetings attended by Internet platform companies including our company, the SAMR has indicated its view that certain business arrangements adopted by e-commerce platforms, including arrangements seen as exclusivity arrangements, may constitute violation of the anti-monopoly and unfair competition laws. The SAMR also indicated its intention of initiating investigations into these arrangements.

The PRC Anti-monopoly Law provides a private right of action for competitors, business partners or customers to bring anti-monopoly claims against companies. In recent years, an increased number of companies have been exercising their right to seek relief under the PRC Anti-monopoly Law. Some of these companies, including our competitors, business partners and customers, have resorted to and may continue making public allegations or media campaigns against us, submitting complaints to regulators or initiating private litigation that targets our prior and current business practices, such as our market approach with traffic resource allocation on our e- commerce platforms, which we base on multiple factors, and our alleged prior narrowly-deployed exclusive partnerships. Although we believe that our business practices do not violate anti-monopoly or unfair competition laws, due to our large scale of business and close media attention, there can be no assurance that regulators will not initiate anti-monopoly investigations into specific business practices we have adopted.

Any anti-monopoly lawsuit, regulatory investigations or administrative proceedings initiated against us could also result in our being subject to regulatory actions and constraints on our investments and acquisitions, which could include forced termination of any agreements or transactions that may be determined by governmental authorities to be in violation of anti-monopoly laws or the relevant filing requirements, required divestitures, limitations on certain pricing and business practices and/or significant fines. As a result, we may be subject to significant difficulties in pursuing our investment and acquisition strategy.

These allegations, claims, actions or proceedings, regardless of their merits, have, and may continue to, cause us to change some of our business practices and hinder our business operations, which could decrease the popularity of our businesses, products and services, cause our revenue and net income to decrease materially, and could lead to additional regulatory inquiries, investigations or actions against us, such as profit disgorgement, heavy fines and various restrictions on our businesses or investment activities. Any of the above circumstances could materially and adversely affect our business, operations, reputation, brand and the trading price of our ADSs and/or Shares.

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

Corporate transactions we or related parties undertake, such as our partnership with the International Olympic Committee, our consolidation of Ele.me and Koubei, our 33% equity interest in Ant Group, and other initiatives to implement our New Retail strategy, grow our local consumer services business and expand into international markets, may also subject us to increased media exposure and public scrutiny. There can be no assurance that we would not become a target for regulatory or public scrutiny in the future or that scrutiny and public exposure would not severely damage our reputation and brand as well as our business and prospects.

In addition, our directors, management and employees have been, and continue to be, subject to scrutiny by the media and the public regarding their activities in and outside Alibaba Group, which may result in negative, unverified, inaccurate or misleading information about them being reported by the press. Negative publicity about our founders, directors, management or employees, even if unrelated to the products or services we offer, or even if untrue or inaccurate, may harm our reputation and brand.

Our reputation, our brand and our business may be harmed by aggressive marketing and communications strategies of our competitors.

Due to intense competition in our industry, we have been and may be the target of incomplete, inaccurate and false statements and complaints about us and our products and services that could damage our reputation and brand and materially deter consumers and customers from spending in our digital economy. In addition, competitors have used, and may continue to use, methods such as lodging complaints with regulators, initiating frivolous and nuisance lawsuits, and other forms of attack litigation and “lawfare” that attempt to harm our reputation and brand, hinder our operations, force us to expend resources on responding to and defending against these claims, and otherwise gain a competitive advantage over us by means of litigious and accusatory behavior. Our ability to respond on share price-sensitive information to our competitors’ misleading marketing efforts, including lawfare, may be limited during our self-imposed quiet periods around quarter ends consistent with our internal policies or due to legal prohibitions on permissible public communications by us during certain other periods.

Failure to comply with the terms of our indebtedness or enforcement of our obligations as a guarantor of other parties’ indebtedness could have an adverse effect on our cash flow and liquidity.

As of March 31, 2020, we had US$11.45 billion in aggregate principal amount of unsecured senior notes and a US$4 billion term loan outstanding, as well as a US$5.15 billion revolving credit facility that we have not yet drawn. Under the terms of our indebtedness and under any debt financing arrangement that we may enter into in the future, we are, and may be in the future, subject to covenants that could, among other things, restrict our business and operations. If we breach any of these covenants, our lenders under our credit facilities and holders of our unsecured senior notes will be entitled to accelerate our debt obligations. Any default under our credit facilities or unsecured senior notes could require that we repay these debts prior to maturity as well as limit our ability to obtain additional financing, which in turn may have a material adverse effect on our cash flow and liquidity. We also provided a guarantee for a term loan facility of HK$7.7 billion (US$1.0 billion) in favor of Hong Kong Cingleot Investment Management Limited, a company that is partially owned by Cainiao Network, in connection with a logistics center development project at the Hong Kong International Airport. As of July 2, 2020, this entity has drawn down HK$618 million under this facility. In the event of default by this entity under the loan facility, we may be required to repay the full amount or a portion of the outstanding loan and interests and undertake the borrower’s other obligations under the loan facility. Enforcement against us under this guarantee and other similar arrangements we may enter into in the future could materially and adversely affect our cash flow and liquidity.

We may need additional capital but may not be able to obtain it on favorable terms or at all.

We may require additional cash resources due to future growth and development of our business, including any investments or acquisitions we may decide to pursue. If our cash resources are insufficient to satisfy our cash requirements, we may seek to issue additional equity or debt securities or obtain new or expanded credit facilities. Our ability to obtain external financing in the future is subject to a variety of uncertainties. Offshore incorporated companies deemed to be directly or indirectly controlled by individual PRC residents are required to complete filings before the launch of any offshore debt issuance with a term of more than one year in accordance with applicable laws and regulations. The filing procedure takes time which may result in our missing the best market windows for debt issuances in the future. In addition, incurring indebtedness would subject us to increased debt service obligations and could result in operating and financial covenants that would restrict our operations. Our ability to access international capital and lending markets may be restricted at a time when we would like, or need, to do so, especially during times of increased volatility and reduced liquidity in global financial markets and stock markets, including due to policy changes and regulatory restrictions, which could limit our ability to raise funds. There can be no assurance that financing will be available in a timely manner or in amounts or on terms acceptable to us, or at all. Any failure to raise needed funds on terms favorable to us, or at all, could severely restrict our liquidity as well as have a material adverse effect on our business, financial condition and results of operations. Moreover, any issuance of equity or equity-linked securities could result in significant dilution to our existing shareholders.

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

In addition, on July 27, 2017, the United Kingdom Financial Conduct Authority, or the FCA, which regulates LIBOR, announced that it intends to stop persuading or compelling banks to submit rates for the calculation of LIBOR to the administrator of LIBOR after 2021, or the FCA Announcement. The FCA Announcement indicates that the continuation of LIBOR on the current basis is not guaranteed after 2021. Uncertainties surrounding changes to the basis on which LIBOR is calculated or the phase-out of LIBOR, which may cause a sudden and prolonged increase or decrease in LIBOR, could adversely affect our operating results and financial condition, as well as our cash flows. There can be no assurance that any hedging transactions we use will be effective in protecting us against adverse changes in interest rates or that our bank counterparties will be able to perform their obligations. Once LIBOR is not available, the terms of certain of our offshore credit facilities will require alternative determination procedures, which may result in an interest rate differing from our expectations and could materially affect the cost of these facilities to us.

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

In addition, we have entered into a voting agreement pursuant to which SoftBank, Altaba, Jack Ma and Joe Tsai have agreed to vote their Shares in favor of the Alibaba Partnership director nominees at each annual general shareholders meeting for so long as SoftBank owns at least 15% of our outstanding ordinary shares. Furthermore, the voting agreement provides that SoftBank has the right to nominate one director to our board until SoftBank owns less than 15% of our outstanding ordinary shares, and that right is also reflected in our Articles. In addition, pursuant to the voting agreement, Altaba, Jack Ma and Joe Tsai have agreed to vote their shares (including shares for which they have voting power) in favor of the election of the SoftBank director nominee at each annual general shareholders meeting in which the SoftBank nominee stands for election.

Moreover, subject to certain exceptions, pursuant to the voting agreement SoftBank and Altaba have agreed to give Jack and Joe a proxy over, with respect to SoftBank, any portion of its shareholdings exceeding 30% of our outstanding shares and, with respect to Altaba, all of its shareholdings up to a maximum of 972 million of our ordinary shares, after having accounted for the subdivision of each of our ordinary shares into eight ordinary shares, with effect from July 30, 2019, which we refer to as the Share Split. Based on publicly disclosed information, as of the date of this annual report, Altaba no longer holds any Shares. These proxies will remain in effect until Jack Ma owns less than 1% of our ordinary shares on a fully diluted basis or we materially breach the voting agreement.

This governance structure and contractual arrangement limit the ability of our shareholders to influence corporate matters, including any matters determined at the board level. In addition, the nomination right granted to the Alibaba Partnership will remain in place for the life of the Alibaba Partnership unless our Articles are amended to provide otherwise by a vote of shareholders representing at least 95% of shares that vote at a shareholders meeting. The nomination rights of the Alibaba Partnership will remain in place notwithstanding a change of control or merger of our company. These provisions and agreements could have the effect of delaying, preventing or deterring a change in control and could limit the opportunity of our shareholders to receive a premium for the ADSs and/or Shares they hold, and could also materially decrease the price that some investors are willing to pay for our ADSs and/or Shares. As of July 2, 2020, the parties to the voting agreement and the partners of the Alibaba Partnership held in the aggregate more than 30% of our outstanding ordinary shares (including shares underlying vested and unvested awards). See “Item 6. Directors, Senior Management and Employees — A. Directors and Senior Management — Alibaba Partnership.”

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

Our Articles of Association contain anti-takeover provisions that could adversely affect the rights of holders of our ordinary shares and ADSs.

Our articles of association contain certain provisions that could limit the ability of third parties to acquire control of our company, including:

●	a provision that grants authority to our board of directors to establish from time to time one or more series of preferred shares without action by our shareholders and to determine, with respect to any series of preferred shares, the terms and rights of that series;
●	a provision that a business combination, if it may adversely affect the right of the Alibaba Partnership to nominate or appoint a simple majority of our board of directors, including the protective provisions for this right under our Articles, shall be approved upon vote of shareholders representing at least 95% of the votes in person or by proxy present at a shareholders meeting; and
●	a classified board with staggered terms that will prevent the replacement of a majority of directors at one time.

These provisions could have the effect of delaying, preventing or deterring a change in control, and could limit the opportunity for our shareholders to receive a premium for their ADSs and/or Shares, and could also materially decrease the price that some investors are willing to pay for our ADSs and/or Shares.

SoftBank owns approximately 24.9% of our outstanding ordinary shares and its interests may differ from those of our other shareholders.

As of July 2, 2020, SoftBank beneficially owned approximately 24.9% of our outstanding ordinary shares. Subject to certain exceptions, SoftBank has agreed to grant the voting power of any portion of its shareholding exceeding 30% of our outstanding ordinary shares to Jack Ma and Joe Tsai by proxy. Under the terms of the voting agreement we entered into with SoftBank, SoftBank also has the right to nominate one member of our board of directors, and Altaba, Jack and Joe have agreed to vote their shares (including shares for which they have voting power) in favor of the SoftBank director nominees at each annual general shareholders meeting in which the SoftBank nominee stands for election until such time as SoftBank holds less than 15% of our outstanding ordinary shares. SoftBank’s director nomination right is also reflected in our Articles of Association. Except with regard to shareholder votes relating to the Alibaba Partnership director nominees, SoftBank will have significant influence over the outcome of matters that require shareholder votes and accordingly over our business and corporate matters. SoftBank may exercise its shareholder rights in a way that it believes is in its own best interest, which may conflict with the interest of our other shareholders. These actions may be taken even if SoftBank is opposed by our other shareholders.

For more information, see “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Transactions and Agreements with SoftBank — Voting Agreement.”

If the PRC government deems that the contractual arrangements in relation to our variable interest entities do not comply with PRC governmental restrictions on foreign investment, or if these regulations or the interpretation of existing regulations changes in the future, we could be subject to penalties, or be forced to relinquish our interests in those operations, which would materially and adversely affect our business, financial results and the trading price of our ADSs and/or Shares.

Foreign ownership of certain types of Internet businesses, such as Internet information services, is subject to restrictions under applicable PRC laws, rules and regulations. Under these laws and regulations, foreign investors are generally not permitted to own more than 50% of the equity interests in a value-added telecommunication service provider. A major foreign investor holding equity interests in a value-added telecommunications service provider in the PRC must also have experience and a good track record in providing value-added telecommunications services overseas. Although foreign investors are allowed to hold up to 100% of all equity interests in certain value-added telecommunications services in China, including the online data processing and transaction processing business (operational e-commerce), other requirements provided by the relevant rules (such as the track record and experience requirement for a major foreign investor) still apply. See “Item 4. Information on the Company — B. Business Overview — Regulation — Regulation of Telecommunications and Internet Information Services — Regulation of Telecommunication Services” and “Item 4. Information on the Company — B. Business Overview — Regulation — Other Regulations — Regulation of Foreign Investment.”

While the significant majority of our revenue in fiscal year 2020 was not generated by our variable interest entities, we provide Internet information services in China, which are critical to our business, through a number of PRC incorporated variable interest entities. Contractual arrangements between us and the variable interest entities and their equity holders give us effective control over each of the variable interest entities and enable us to obtain substantially all of the economic benefits arising from the variable interest entities as well as to consolidate the financial results of the variable interest entities in our results of operations. Although the structure we have adopted is consistent with longstanding industry practice, and is commonly adopted by comparable companies in China, the PRC government may not agree that these arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. We are in the process of enhancing the structure of our variable interest entities. See “— We are in the process of enhancing the structure of some of our variable interest entities, and its completion is subject to uncertainties.”

In the opinion of Fangda Partners, our PRC counsel, the ownership structures of our major wholly-owned entities and variable interest entities in China do not and will not violate any applicable PRC law, regulation or rule currently in effect; and the contractual arrangements between our major variable interest entities, the corresponding wholly-owned entities and the respective equity holders of our major variable interest entities governed by PRC law are valid, binding and enforceable in accordance with their terms and applicable PRC laws and regulations currently in effect and will not violate any applicable PRC law, rule or regulation currently in effect. However, Fangda Partners has also advised us that there are substantial uncertainties regarding the interpretation and application of current PRC laws, rules and regulations. Accordingly, the possibility that the PRC regulatory authorities and PRC courts may in the future take a view that is contrary to the opinion of our PRC legal counsel cannot be ruled out.

It is uncertain whether any new PRC laws, rules or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. Please also see “— Substantial uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and its implementing rules and how they may impact the viability of our current corporate structure, business, financial condition and results of operations.”

If we or any of our variable interest entities are found to be in violation of any existing or future PRC laws, rules or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with these violations or failures, including revoking the business and operating licenses of our PRC subsidiaries or the variable interest entities, requiring us to discontinue or restrict our operations, restricting our right to collect revenue, blocking one or more of our websites, requiring us to restructure our operations or taking other regulatory or enforcement actions against us. The imposition of any of these measures could result in a material adverse effect on our ability to conduct all or any portion of our business operations. In addition, it is unclear what impact the PRC government actions would have on us and on our ability to consolidate the financial results of any of our variable interest entities in our consolidated financial statements, if the PRC government authorities were to find our legal structure and contractual arrangements to be in violation of PRC laws, rules and regulations. If the imposition of any of these government actions causes us to lose our right to direct the activities of any of our variable interest entities or otherwise separate from any of these entities and if we are not able to restructure our ownership structure and operations in a satisfactory manner, we would no longer be able to consolidate the financial results of our variable interest entities in our consolidated financial statements. Any of these events would have a material adverse effect on our business, financial condition and results of operations.

We are in the process of enhancing the structure of some of our variable interest entities, and its completion is subject to uncertainties.

In order to further improve our control over our variable interest entities, reduce key man risks associated with having certain individuals be the equity holders of the variable interest entities, and address the uncertainty resulting from any potential disputes between us and the individual equity holders of the variable interest entities that may arise, we are in the process of the enhancing the structure of our variable interest entities, or the VIE Structure Enhancement.

Prior to the completion of the VIE Structure Enhancement, the variable interest entities were owned, or are owned, by a few PRC citizens who are our founders or employees or by PRC entities owned by these PRC citizens. After completion of the VIE Structure Enhancement, those variable interest entities are, or will be, directly owned by PRC limited liability companies that are indirectly held by selected members of the Alibaba Partnership or our management who are PRC citizens through PRC limited partnerships jointly established by these individuals. We enter into contractual arrangements, which are substantially similar to the contractual arrangements we have historically used for our variable interest entities, with the above-mentioned multiple layers of legal entities and variable interest entity interest holders. The contractual arrangements, both before and after the VIE Structure Enhancement, give us effective control over each of those variable interest entities and enable us to obtain substantially all of the economic benefits arising from those variable interest entities as well as to consolidate the financial results of those variable interest entities in our results of operations. Please also see “Item 4. Information on the Company — C. Organizational Structure.”

While we believe the new structure following completion of the VIE Structure Enhancement is consistent with longstanding industry practice, the PRC government may not agree that these arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. The VIE Structure Enhancement process is subject to a number of uncertainties, including registration of the transfer of the equity interests, registration of the new equity pledges, and the receipt of required filings or approvals of amendments to certain operating permits, including the Value-added Telecommunication Business Operation Permit, Network Culture Permit and the License for Transmission of Audio-Visual Programs through Information Network. If we are unable to successfully complete these processes involved in the VIE Structure Enhancement, or if these processes are subsequently challenged, we will be unable to enjoy the benefits we expect, including the anticipated enhanced control over those variable interest entities, or reduced key man risks or the uncertainty resulting from any potential disputes among us and the individual equity holders of those variable interest entities as discussed above.

For further information, See “— If the PRC government deems that the contractual arrangements in relation to our variable interest entities do not comply with PRC governmental restrictions on foreign investment, or if these regulations or the interpretation of existing regulations changes in the future, we could be subject to penalties, or be forced to relinquish our interests in those operations, which would materially and adversely affect our business, financial results and the trading price of our ADSs and/or Shares” and “Item 4. Information on the Company — C. Organizational Structure.”

Substantial uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and its implementing rules and how they may impact the viability of our current corporate structure, business, financial condition and results of operations.

The VIE structure has been adopted by many China-based companies, including us and certain of our equity investees, to obtain licenses and permits necessary to operate in industries that currently are subject to restrictions on or prohibitions for foreign investment in China. The MOFCOM published a discussion draft of the proposed Foreign Investment Law in January 2015, or the 2015 Draft PRC Foreign Investment Law, according to which, variable interest entities that are controlled via contractual arrangements would be deemed as foreign-invested enterprises, if they are ultimately “controlled” by foreign investors. In March 2019, the National People’s Congress promulgated the Foreign Investment Law, or the 2019 PRC Foreign Investment Law. In December 2019, the PRC State Council promulgated the Implementing Rules of the Foreign Investment Law of the People’s Republic of China, or the Implementing Rules, to further clarify and elaborate upon relevant provisions of the 2019 PRC Foreign Investment Law. The 2019 PRC Foreign Investment Law and the Implementing Rules both became effective on January 1, 2020 and replaced major former laws and regulations governing foreign investment in the PRC. See “Item 4. Information on the Company — B. Business Overview — Regulation — Other Regulations — Regulation of Foreign Investment.” The 2019 PRC Foreign Investment Law and the Implementing Rules do not use the concept of “control” in determining whether a company should be considered as a foreign-invested enterprise, nor do they explicitly classify the VIE structure as a method of foreign investment. However, the 2019 PRC Foreign Investment Law has a catch-all provision that broadly defines “foreign investments” as those made by foreign investors in China through other methods as specified in laws, administrative regulations, or as stipulated by the PRC State Council. Due to this broad definition of “foreign investments,” since the 2019 PRC Foreign Investment Law and the Implementation Rules are newly adopted and relevant government authorities may promulgate additional rules and regulations as to the interpretation and implementation of the 2019 PRC Foreign Investment Law, there can be no assurance that the concept of “control” as reflected in the 2015 Draft PRC Foreign Investment Law, will not be reintroduced, or that the VIE structure adopted by us will not be deemed as a method of foreign investment by other laws, regulations and rules. Accordingly, there are substantial uncertainties as to whether our VIE structure may be deemed as a method of foreign investment in the future. If our VIE structure were to be deemed as a method of foreign investment under any future laws, regulations and rules, and if any of our business operations were to fall under the “negative list” for foreign investment, we would need to take further actions in order to comply with these laws, regulations and rules, which may materially and adversely affect our current corporate structure, business, financial condition and results of operations.

Our contractual arrangements may not be as effective in providing control over the variable interest entities as direct ownership.

We rely on contractual arrangements with our variable interest entities to operate part of our Internet businesses in China and other businesses in which foreign investment is restricted or prohibited. For a description of these contractual arrangements, see “Item 4. Information on the Company — C. Organizational Structure — Contractual Arrangements among Our Wholly-Owned Entities, Variable Interest Entities and the Variable Interest Entity Equity Holders.” These contractual arrangements may not be as effective as direct ownership in providing us with control over our variable interest entities.

If we had direct ownership of the variable interest entities, we would be able to exercise our rights as an equity holder directly to effect changes in the boards of directors of those entities, which could effect changes at the management and operational level. Under our contractual arrangements, we may not be able to directly change the members of the boards of directors of these entities and would have to rely on the variable interest entities and the variable interest entity equity holders to perform their obligations in order to exercise our control over the variable interest entities. The variable interest entity equity holders may have conflicts of interest with us or our shareholders, and they may not act in our best interests or may not perform their obligations under these contracts. Pursuant to the call options, we may replace the equity holders of the variable interest entities at any time pursuant to the contractual arrangements. However, if any equity holder is uncooperative in the replacement of the equity holders or there is any dispute relating to these contracts that remains unresolved, we will have to enforce our rights under the contractual arrangements through the operations of PRC law and arbitral or judicial agencies, which may be costly and time-consuming and will be subject to uncertainties in the PRC legal system. See “— Any failure by our variable interest entities or their equity holders to perform their obligations under the contractual arrangements would have a material adverse effect on our business, financial condition and results of operations.” Consequently, the contractual arrangements may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership.

Any failure by our variable interest entities or their equity holders to perform their obligations under the contractual arrangements would have a material adverse effect on our business, financial condition and results of operations.

If our variable interest entities or their equity holders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce the arrangements. Although we have entered into call option agreements in relation to each variable interest entity, which provide that we may exercise an option to acquire, or nominate a person to acquire, ownership of the equity in that entity or, in some cases, its assets, to the extent permitted by applicable PRC laws, rules and regulations, the exercise of these call options is subject to the review and approval of the relevant PRC governmental authorities. We have also entered into equity pledge agreements with the equity holders with respect to each variable interest entity, including the general partners and limited partners of the PRC limited partnerships that indirectly hold our variable interest entities pursuant to the VIE Structure Enhancement, to secure certain obligations of the variable interest entity or its equity holders to us under the contractual arrangements. In addition, the enforcement of these agreements through arbitral or judicial agencies, if any, may be costly and time-consuming and will be subject to uncertainties in the PRC legal system. Moreover, our remedies under the equity pledge agreements are primarily intended to help us collect debts owed to us by the variable interest entities or the variable interest entity equity holders under the contractual arrangements and may not help us in acquiring the assets or equity of the variable interest entities.

In addition, with respect to the variable interest entities that are directly owned by individuals, although the terms of the contractual arrangements provide that they will be binding on the successors of the variable interest entity equity holders, as those successors are not a party to the agreements, it is uncertain whether the successors in case of the death, bankruptcy or divorce of a variable interest entity equity holder will be subject to or will be willing to honor the obligations of the variable interest entity equity holder under the contractual arrangements. If the relevant variable interest entity or its equity holder (or its successor), as applicable, fails to transfer the shares of the variable interest entity according to the respective call option agreement or equity pledge agreement, we would need to enforce our rights under the call option agreement or equity pledge agreement, which may be costly and time-consuming and may not be successful.

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

The equity holders, directors and executive officers of the variable interest entities may have potential conflicts of interest with us.

PRC laws provide that a director and an executive officer owes a fiduciary duty to the company he or she directs or manages. The directors and executive officers of the variable interest entities, including the relevant members of the Alibaba Partnership or our management, must act in good faith and in the best interests of the variable interest entities and must not use their respective positions for personal gain. On the other hand, as a director of our company, the relevant individuals have a duty of care and loyalty to us and to our shareholders as a whole under Cayman Islands law. We control our variable interest entities through contractual arrangements and the business and operations of our variable interest entities are closely integrated with the business and operations of our subsidiaries. Nonetheless, conflicts of interests for these individuals may arise due to dual roles both as equity holders, directors and executive officers of the variable interest entities and as our directors or employees.

There can be no assurance that these individual shareholders of our variable interest entities will always act in our best interests should any conflicts of interest arise, or that any conflicts of interest will always be resolved in our favor. There also can be no assurance that these individuals will ensure that the variable interest entities will not breach the existing contractual arrangements. If we cannot resolve any of these conflicts of interest or any related disputes, we would have to rely on legal proceedings to resolve these disputes and/or take enforcement action under the contractual arrangements. There is substantial uncertainty as to the outcome of any of these legal proceedings. See “— Any failure by our variable interest entities or their equity holders to perform their obligations under the contractual arrangements would have a material adverse effect on our business, financial condition and results of operations.”

The contractual arrangements with our variable interest entities may be subject to scrutiny by the PRC tax authorities. Any pricing adjustment of a related party transaction could lead to additional taxes, and therefore substantially reduce our consolidated net income and the value of your investment.

The tax regime in China is rapidly evolving and there is significant uncertainty for taxpayers in China as PRC tax laws may be interpreted in significantly different ways. The PRC tax authorities may assert that we or our subsidiaries or the variable interest entities or their equity holders are required to pay additional taxes on previous or future revenue or income. In particular, under applicable PRC laws, rules and regulations, arrangements and transactions among related parties, such as the contractual arrangements with our variable interest entities, may be subject to audit or challenge by the PRC tax authorities. If the PRC tax authorities determine that any contractual arrangements were not entered into on an arm’s length basis and therefore constitute a favorable transfer pricing, the PRC tax liabilities of the relevant subsidiaries and/or variable interest entities and/or variable interest entity equity holders could be increased, which could increase our overall tax liabilities. In addition, the PRC tax authorities may impose late payment interest. Our net income may be materially reduced if our tax liabilities increase.

Risks Related to Doing Business in the People’s Republic of China

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

The PRC economy differs from the economies of most developed countries in many respects, including the extent of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. A substantial portion of productive assets in China is still owned by the government. In addition, the PRC government regulates industry development by imposing industrial policies. The PRC government also plays a significant role in China’s economic growth by allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, regulating financial services and institutions and providing preferential treatment to particular industries or companies.

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

Under the PRC Anti-monopoly Law, companies undertaking certain investments and acquisitions relating to businesses in China must notify the anti-monopoly enforcement agency, in advance of any transaction where the parties’ revenues in the China market exceed certain thresholds and the buyer would obtain control of, or decisive influence over, the other party. In addition, on August 8, 2006, six PRC regulatory agencies, including the MOFCOM, the SASAC, the STA, the SAIC, the CSRC, and the SAFE, jointly adopted the M&A Rules, which came into effect on September 8, 2006 and was amended on June 22, 2009. Under the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, the approval of MOFCOM must be obtained in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire domestic companies affiliated with PRC enterprises or residents. Applicable PRC laws, rules and regulations also require certain merger and acquisition transactions to be subject to security review.

Due to the level of our revenues, our proposed acquisition of control of, or decisive influence over, any company with revenues within China of more than RMB400 million in the year prior to any proposed acquisition would be subject to the SAMR merger control review. As a result of our size, many of the transactions we undertook and may undertake could be subject to SAMR merger review. Complying with the requirements of the relevant regulations to complete these transactions could be time-consuming, and any required approval processes, including approval from SAMR, may be uncertain and could delay or inhibit our ability to complete these transactions, which could affect our ability to expand our business maintain our market share or otherwise achieve the goals of our acquisition strategy.

According to the Regulations on Enterprise Outbound Investment issued by the NDRC in December 2017, which came into effect on March 1, 2018, we may also need to report to the NDRC relevant information on overseas investments with an amount of US$300 million or more in non-sensitive areas, and obtain the NDRC’s approval for our overseas investments in sensitive areas, if any, before the closing of the investments. Accordingly, these regulations may restrict our ability to make investments in some regions and industries overseas, and may subject any proposed investments to additional delays and increased uncertainty, as well as heightened scrutiny, including after the investments have been made.

Our ability to carry out our investment and acquisition strategy may be materially and adversely affected by the regulatory authorities’ current practice, which creates significant uncertainty as to the timing of receipt of relevant approvals and whether transactions that we may undertake would subject us to fines or other administrative penalties and negative publicity and whether we will be able to complete investments and acquisitions in the future in a timely manner or at all.

PRC regulations relating to investments in offshore companies by PRC residents may subject our PRC-resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries or limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits.

SAFE promulgated the SAFE Circular 37 on July 4, 2014, which replaced the former circular commonly known as “SAFE Circular 75” promulgated by SAFE on October 21, 2005. SAFE Circular 37 and its implementing rules require PRC residents to register with banks designated by local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with the PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle.”

We notified substantial beneficial owners of ordinary shares who we know are PRC residents of their filing obligation, and pursuant to the former SAFE Circular 75, we filed the above-mentioned foreign exchange registration on behalf of certain employee shareholders who we know are PRC residents. However, we may not be aware of the identities of all of our beneficial owners who are PRC residents. We do not have control over our beneficial owners, and there can be no assurance that all of our PRC-resident beneficial owners will comply with relevant SAFE regulations. The failure of our beneficial owners who are PRC residents to register or amend their SAFE registrations in a timely manner or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in SAFE Circular 37 and subsequent implementation rules, may subject the beneficial owners or our PRC subsidiaries to fines and legal sanctions.

Furthermore, since it is unclear how those SAFE regulations, and any future regulation concerning offshore or cross-border transactions, will be further interpreted, amended and implemented by the relevant PRC government authorities, we cannot predict how these regulations will affect our business operations or future strategy. Failure to register or comply with relevant requirements may also limit our ability to contribute additional capital to our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to our company. These risks may have a material adverse effect on our business, financial condition and results of operations.

Any failure to comply with PRC regulations regarding our employee equity incentive plans may subject the PRC participants in the plans, us or our overseas and PRC subsidiaries to fines and other legal or administrative sanctions.

Pursuant to SAFE Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly-listed companies may, prior to the exercise of an option, submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies. In the meantime, our directors, executive officers and other employees who are PRC citizens or who are non-PRC citizens residing in the PRC for a continuous period of not less than one year, subject to limited exceptions, and whom we or our overseas listed subsidiaries have granted restricted share units, or RSUs, options or restricted shares, may follow the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, issued by SAFE in February 2012, to apply for the foreign exchange registration. According to those regulations, employees, directors and other management members participating in any stock incentive plan of an overseas publicly listed company who are PRC citizens or who are non-PRC citizens residing in China for a continuous period of not less than one year, subject to limited exceptions, are required to register with SAFE through a domestic qualified agent, which may be a PRC subsidiary of the overseas listed company, and complete certain other procedures. Failure to complete the SAFE registrations may subject them to fines and legal sanctions and may also limit their ability to make payment under the relevant equity incentive plans or receive dividends or sales proceeds related thereto in foreign currencies, or our ability to contribute additional capital into our domestic subsidiaries in China and limit our domestic subsidiaries’ ability to distribute dividends to us. We also face regulatory uncertainties under PRC law that could restrict our ability or the ability of our overseas listed subsidiaries to adopt additional equity incentive plans for our directors and employees who are PRC citizens or who are non-PRC citizens residing in the PRC for a continuous period of not less than one year, subject to limited exceptions.

In addition, the STA has issued circulars concerning employee RSUs, share options or restricted shares. Under these circulars, employees working in the PRC whose RSUs or restricted shares vest, or who exercise share options, will be subject to PRC individual income tax. The PRC subsidiaries of an overseas listed company have obligations to file documents related to employee RSUs, share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees related to their RSUs, share options or restricted shares. Although we and our overseas listed subsidiaries currently withhold individual income tax from our PRC employees in connection with the vesting of their RSUs and restricted shares and their exercise of options, if the employees fail to pay, or the PRC subsidiaries fail to withhold, their individual income taxes according to relevant laws, rules and regulations, the PRC subsidiaries may face sanctions imposed by the tax authorities.

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

Under PRC laws, rules and regulations, each of our subsidiaries incorporated in China is required to set aside a portion of its net income each year to fund certain statutory reserves. These reserves, together with the registered equity, are not distributable as cash dividends. As a result of these laws, rules and regulations, our subsidiaries incorporated in China are restricted in their ability to transfer a portion of their respective net assets to their shareholders as dividends. In addition, registered share capital and capital reserve accounts are also restricted from withdrawal in the PRC, up to the amount of net assets held in each operating subsidiary. As of March 31, 2020, these restricted net assets totaled RMB114.7 billion (US$16.2 billion).

P4P services are considered, in part, to involve Internet advertisement, which subjects us to other laws, rules and regulations as well as additional obligations.

On July 4, 2016, the SAIC promulgated the Interim Measures for Administration of Internet Advertising, or the Internet Advertising Measures, which came into effect as of September 1, 2016 and defined Internet advertisements as any commercial advertising that directly or indirectly promotes goods or services through Internet media in any form including paid-for search results. See “Item 4. Information on the Company — B. Business Overview — Regulation — Regulation of Advertising Services.”

There exist substantial uncertainties with respect to the interpretation and implementation in practice of the Internet Advertising Measures by various government authorities. We derive a significant amount of our revenue from P4P services and other related services. Our P4P services and other related services may be considered to, in part, involve Internet advertisement. We may incur additional taxes in connection with our P4P and other related services. Moreover, PRC advertising laws, rules and regulations require advertisers, advertising operators and advertising distributors to ensure that the content of the advertisements they prepare or distribute is fair and accurate and is in full compliance with applicable law. Violation of these laws, rules or regulations may result in penalties, including fines, confiscation of advertising fees and orders to cease dissemination of the advertisements. In circumstances involving serious violations, the PRC government may suspend or revoke a violator’s business license or license for operating an advertising business. In addition, the Internet Advertising Measures require paid-for search results to be clearly distinguished from organic search results so that consumers will not misunderstand the nature of these search results. Therefore, we are obligated to distinguish from others the merchants who purchase the above-mentioned P4P and related services or the relevant listings by these merchants. Complying with these requirements, including any penalties or fines for any failure to comply, may significantly reduce the attractiveness of our platforms and increase our costs, and could have a material adverse effect on our business, financial condition and results of operations.

In addition, for advertising content related to specific types of products and services, advertisers, advertising operators and advertising distributors must confirm that the advertisers have obtained requisite government approvals, including the advertiser’s operating qualifications, proof of quality inspection of the advertised products, and, with respect to certain industries, government approval of the content of the advertisement and filing with the local authorities. Pursuant to the Internet Advertising Measures, we are required to take steps to monitor the content of advertisements displayed on our platforms. This requires considerable resources and time, and could significantly affect the operation of our business, while also subjecting us to increased liability under the relevant laws, rules and regulations. The costs associated with complying with these laws, rules and regulations, including fines or any other penalties for our failure to so comply if required, could have a material adverse effect on our business, financial condition and results of operations. Any further change in the classification of our P4P and other related services by the PRC government may also significantly disrupt our operations and materially and adversely affect our business and prospects.

We may be treated as a resident enterprise for PRC tax purposes under the PRC Enterprise Income Tax Law, and we may therefore be subject to PRC income tax on our global income.

Under the PRC Enterprise Income Tax Law and its implementing rules, both of which came into effect on January 1, 2008, enterprises established under the laws of jurisdictions outside of China with “de facto management bodies” located in China may be considered PRC tax resident enterprises for tax purposes and may be subject to the PRC enterprise income tax at the rate of 25% on their global income. The STA issued Circular 82 on April 22, 2009. Circular 82 specifies certain criteria for determining whether the “de facto management body” of a Chinese-controlled, offshore-incorporated enterprise is located in China. Although Circular 82 applies only to offshore enterprises controlled by PRC enterprises, and does not apply to offshore enterprises controlled by foreign enterprises or individuals, the determining criteria set forth in Circular 82 may reflect the PRC tax authorities’ general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises. If we were to be considered a PRC resident enterprise, we would be subject to PRC enterprise income tax at the rate of 25% on our global income. In this case, our profitability and cash flow may be materially reduced as a result of our global income being taxed under the Enterprise Income Tax Law. We believe that none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.”

Dividends payable to foreign investors and gains on the sale of our ADSs and/ or ordinary shares by our foreign investors may become subject to PRC taxation.

Under the Enterprise Income Tax Law and its implementation regulations, a 10% PRC withholding tax is applicable to dividends payable by a resident enterprise to investors that are non-resident enterprises, which do not have an establishment or place of business in the PRC or which have an establishment or place of business but the dividends are not effectively connected with the establishment or place of business, to the extent these dividends are derived from sources within the PRC, subject to any reduction set forth in applicable tax treaties. Similarly, any gain realized on the transfer of shares of a PRC resident enterprise by these investors is also subject to PRC tax at a current rate of 10%, subject to any exemption set forth in relevant tax treaties. If we are deemed a PRC resident enterprise, dividends paid on our ordinary shares or ADSs, and any gain realized by the non-resident enterprise investors from the transfer of our ordinary shares or ADSs, may be treated as income derived from sources within the PRC and as a result be subject to PRC taxation. See “Item 4. Information on the Company — B. Business Overview — Regulation — Other Regulations — Tax Regulations — PRC Enterprise Income Tax.” Furthermore, if we are deemed a PRC resident enterprise, dividends payable to individual investors who are non-PRC residents and any gain realized on the transfer of our ADSs and/or ordinary shares by these investors may be subject to PRC tax at a current rate of 20%, subject to any reduction or exemption set forth in applicable tax treaties. It is unclear if we or any of our subsidiaries established outside of China are considered a PRC resident enterprise, whether holders of our ADSs and/or ordinary shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas and claim foreign tax credit if applicable. If dividends payable to our non-PRC investors, or gains from the transfer of our ADSs and/or ordinary shares by these investors are subject to PRC tax, the value of your investment in our ADSs and/or ordinary shares may decline significantly.

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

A number of our China operating entities enjoy these preferential tax treatments. The discontinuation of any of the various types of preferential tax treatment we enjoy could materially and adversely affect our results of operations. See “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Taxation — PRC Income Tax.”

We and our shareholders face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises or other assets attributed to a PRC establishment of a non-PRC company.

On February 3, 2015, the STA issued Bulletin 7, which has been further amended by Bulletin 37, issued by the STA on October 17, 2017 and amended on June 15, 2018. Pursuant to these bulletins, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets, if the arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from this indirect transfer may be subject to PRC enterprise income tax.

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

The PRC tax authorities have the discretion under Bulletin 7 to make adjustments to the taxable capital gains based on the difference between the fair value of the taxable assets transferred and the cost of investment. If the PRC tax authorities make adjustments to the taxable capital gains of the transactions under Bulletin 7, our income tax costs associated with potential acquisitions or disposals will increase, which may have an adverse effect on our financial condition and results of operations.

Restrictions on currency exchange or outbound capital flows may limit our ability to utilize our PRC revenue effectively.

Substantially all of our revenue is denominated in Renminbi. The Renminbi is currently convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, but requires approval from or registration with appropriate government authorities or designated banks under the “capital account,” which includes foreign direct investment and loans, including loans we may secure from our onshore subsidiaries or variable interest entities. Currently, our PRC subsidiaries, that are foreign invested enterprises, may purchase foreign currency for settlement of “current account transactions,” including payment of dividends to us, without the approval of SAFE by complying with certain procedural requirements. However, the relevant PRC governmental authorities may limit or eliminate our ability to purchase foreign currencies in the future for current account transactions.

Since 2016, PRC governmental authorities have imposed more stringent restrictions on outbound capital flows, including heightened scrutiny over “irrational” overseas investments for certain industries, as well as over four kinds of “abnormal” offshore investments, which are:

●	investments through enterprises established for only a few months without substantive operation;
●	investments with amounts far exceeding the registered capital of onshore parent and not supported by its business performance shown on financial statements;
●	investments in targets that are unrelated to onshore parent’s main business; and
●	investments with abnormal sources of Renminbi funding suspected to be involved in illegal transfer of assets or illegal operation of underground banking.

On January 26, 2017, SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, which, among other things, tightened the authenticity and compliance verification of outbound investment transactions. In addition, the Outbound Investment Sensitive Industry Catalog (2018) lists certain sensitive industries that are subject to NDRC pre-approval requirements prior to remitting investment funds offshore, which subjects us to increased approval requirements and restrictions with respect to our overseas investment activity. Since a significant amount of our PRC revenue is denominated in Renminbi, any existing and future restrictions on currency exchange or outbound capital flows may limit our ability to utilize revenue generated in Renminbi to fund our business activities outside of the PRC, make investments, service any debt we may incur outside of China or pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

Fluctuations in exchange rates could result in foreign currency exchange losses to us.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. In 2017, the value of the Renminbi appreciated by approximately 6.3% against the U.S. dollar; and in 2018, the Renminbi depreciated by approximately 5.7% against the U.S. dollar. In 2019, the value of the Renminbi further depreciated by approximately 1.3% against the U.S. dollar. It is difficult to predict how market forces or PRC or U.S. government policy, including any interest rate increases by the Federal Reserve, may impact the exchange rate between the Renminbi and the U.S. dollar in the future. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, including from the U.S. government. In August 2019, the U.S. Treasury Department announced that it labelled China a “currency manipulator,” which was officially dropped by the U.S. Treasury Department in January 2020. However, it is uncertain whether the U.S. government may issue any similar announcement in the future. As a result of such announcement, the United States may take further actions to eliminate perceived unfair competitive advantages created by alleged manipulating actions. Any actions taken by the U.S. Treasury Department in this regard as well as China’s possible responses could result in greater fluctuation of the Renminbi against the U.S. dollar.

A substantial percentage of our revenues and costs are denominated in Renminbi, and a significant portion of our financial assets are also denominated in Renminbi while the majority of our debt is denominated in U.S. dollars. We are a holding company and we rely on dividends, loans and other distributions on equity paid by our operating subsidiaries in China. Any significant fluctuations in the value of the Renminbi may materially and adversely affect our liquidity and cash flows. If we decide to convert our Renminbi into U.S. dollars for the purpose of repaying principal or interest expense on our outstanding U.S. dollar-denominated debt, making payments for dividends on our ordinary shares or ADSs or other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount we would receive. Conversely, to the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive. From time to time we enter into hedging activities with regard to exchange rate risk. There can be no assurance that our hedging activities will successfully mitigate these risks adequately or at all or that our counterparties will be able to perform their obligations, and in addition hedging activities may result in greater volatility in our financial results.

If our auditor is sanctioned or otherwise penalized by the PCAOB or the SEC as a result of failure to comply with inspection or investigation requirements, our financial statements could be determined to be not in compliance with the requirements of the U.S. Exchange Act or other laws or rules in the United States, which could ultimately result in our ADSs being delisted.

PricewaterhouseCoopers, our auditor, is required under U.S. law to undergo regular inspections by the PCAOB. However, without approval from the Chinese government authorities, the PCAOB is currently unable to conduct inspections of the audit work and practices of PCAOB-registered audit firms within the PRC on a basis comparable to other non-U.S. jurisdictions. Since we have substantial operations in the PRC, our auditor and its audit work are currently not fully inspected by the PCAOB.

Inspections of other auditors conducted by the PCAOB outside of China have at times identified deficiencies in those auditors’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The inability of the PCAOB to conduct full inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections.

The SEC previously instituted proceedings against mainland Chinese affiliates of the “big four” accounting firms, including the affiliate of our auditor, for failing to produce audit work papers under Section 106 of the Sarbanes-Oxley Act because of restrictions under PRC law. Each of the “big four” accounting firms in mainland China agreed to a censure and to pay a fine to the SEC to settle the dispute and stay the proceedings for four years, until the proceedings were deemed dismissed with prejudice on February 6, 2019. It remains unclear whether the SEC will commence a new administrative proceeding against the four mainland China-based accounting firms. Any such new proceedings or similar action against our audit firm for failure to provide access to audit work papers could result in the imposition of penalties, such as suspension of our auditor’s ability to practice before the SEC. If our independent registered public accounting firm, or its affiliate, was denied, even temporarily, the ability to practice before the SEC, and it was determined that our financial statements or audit reports were not in compliance with the requirements of the U.S. Exchange Act, we could be at risk of delisting or become subject to other penalties that would adversely affect our ability to remain listed on the NYSE.

In recent years, U.S. regulators have continued to express their concerns about challenges in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. More recently, as part of increased regulatory focus in the U.S. on access to audit information, on May 20, 2020, the U.S. Senate passed the Holding Foreign Companies Accountable Act, or the HFCA Act, which includes requirements for the SEC to identify issuers whose audit reports are prepared by auditors that the PCAOB is unable to inspect or investigate completely because of a restriction imposed by a non-U.S. authority in the auditor’s local jurisdiction. If the HFCA Act or any similar legislation were enacted into law, our securities may be prohibited from trading on the NYSE or other U.S. stock exchanges if our auditor is not inspected by the PCAOB for three consecutive years, and this ultimately could result in our ADSs being delisted. While we understand that there has been dialogue among the CSRC, the SEC and the PCAOB regarding the inspection of PCAOB-registered accounting firms in China, there can be no assurance that our auditor or us will be able to comply with requirements imposed by U.S. regulators. Delisting of our ADSs would force our U.S.-based shareholders to sell their ADSs or convert them into Shares listed in Hong Kong. Although we are listed in Hong Kong, investors may face difficulties in migrating their underlying ordinary shares to Hong Kong, or may have to incur increased costs or suffer losses in order to do so. The market prices of our ADSs could be adversely affected as a result of anticipated negative impacts of the HFCA Act upon, as well as negative investor sentiment towards, China-based companies listed in the United States, regardless of whether the HFCA Act is enacted and regardless of our actual operating performance.

Furthermore, on June 4, 2020, the U.S. President issued a memorandum ordering the President’s Working Group on Financial Markets to submit a report to the President within 60 days of the memorandum that includes recommendations for actions that can be taken by the executive branch, the SEC, the PCAOB or other federal agencies and departments with respect to Chinese companies listed on U.S. stock exchanges and their audit firms, in an effort to protect investors in the United States. The recommendations are to include actions that could be taken under current laws and rules as well as possible new rulemaking recommendations. Any resulting actions, proceedings or new rules could adversely affect the listing and compliance status of China-based issuers listed in the United States, such as our company, and may have a material and adverse impact on the trading prices of the securities of such issuers, including our ADSs and potentially our Shares, and substantially reduce or effectively terminate the trading of our ADSs in the United States.

Risks Related to Our ADSs and Shares

The trading prices of our ADSs and Shares have been and are likely to continue to be volatile, which could result in substantial losses to holders of our ADSs and/or Shares.

The trading prices of our ADSs and Shares have been and is likely to continue to be volatile and could fluctuate widely in response to a variety of factors, many of which are beyond our control. For example, the high and low closing prices of our ADSs on the NYSE in fiscal year 2020 were US$230.48 and US$149.26, respectively. Likewise, the high and low closing prices of our Shares on the Hong Kong Stock Exchange during fiscal year 2020 since our listing in November 2019 were HK$223.60 and HK$170.00, respectively. In addition, the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in Hong Kong S.A.R. and/or the United States may affect the volatility in the prices of and trading volumes for our ADSs and/or Shares. Some of these companies have experienced significant volatility. The trading performances of these companies’ securities may affect the overall investor sentiment towards other companies with business operations located mainly in China and listed in Hong Kong S.A.R. and/or the United States and consequently may impact the trading performance of our ADSs and/or Shares. In addition to market and industry factors, the prices and trading volumes for our ADSs and/or Shares may be highly volatile for specific business reasons, including:

●	variations in our results of operations or earnings that are not in line with market or securities research analyst expectations or changes in financial estimates by securities research analysts;
●	publication of operating or industry metrics by third parties, including government statistical agencies, that differ from expectations of industry or securities research analysts;

●	announcements made by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures or capital commitments;
●	press and other reports, whether or not true, about our business, including negative reports published by short sellers, regardless of their veracity or materiality to us;
●	litigation and regulatory allegations or proceedings that involve us;
●	changes in pricing we or our competitors adopt;
●	additions to or departures of our management;
●	actual or perceived general industry, regulatory, economic and business conditions and trends in China and globally, due to various reasons, including changes in geopolitical landscape;
●	some investors or analysts may invest in or value our ADSs and/or Shares based on the economic performance of the Chinese economy, which may not be correlated to our financial performance;
●	political or market instability or disruptions, pandemics or epidemics and other disruptions to China’s economy or the global economy, and actual or perceived social unrest in the United States, Hong Kong S.A.R. or other jurisdictions;
●	fluctuations of exchange rates among the Renminbi, the Hong Kong dollar and the U.S. dollar;
●	sales or perceived potential sales or other dispositions of existing or additional ADSs and/or Shares or other equity or equity-linked securities; and
●	the creation by our major shareholders of vehicles that hold our Shares.

Any of these factors may result in large and sudden changes in the volume and trading price of our ADSs and/or Shares. In addition, the stock market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies and industries. These fluctuations may include a so-called “bubble market” in which investors temporarily raise the price of the stocks of companies in certain industries, such as the technology industry, to unsustainable levels. These market fluctuations may significantly affect the trading price of our ADSs and/or Shares. In the past, following periods of volatility in the market price of a company’s securities, shareholders have often instituted securities class action litigation against that company. We were named as a defendant in certain purported shareholder class action lawsuits described in “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal and Administrative Proceedings.” The litigation process may utilize a material portion of our cash resources and divert management’s attention from our day-to-day operations, all of which could harm our business. If adversely determined, the class action suits may have a material adverse effect on our financial condition and results of operations.

An active trading market for our ordinary shares on the Hong Kong Stock Exchange might not be sustained and trading prices of our ordinary shares might fluctuate significantly.

Since our listing in Hong Kong in 2019, we have consistently been one of the most actively-traded companies on the Hong Kong Stock Exchange. However, we cannot assure you that an active trading market for our ordinary shares on the Hong Kong Stock Exchange will be sustained. The trading price or liquidity for our ADSs on the NYSE and the trading price or liquidity for our ordinary shares on the Hong Kong Stock Exchange in the past might not be indicative of those of our ordinary shares on the Hong Kong Stock Exchange in the future. If an active trading market of our ordinary shares on the Hong Kong Stock Exchange is not sustained, the market price and liquidity of our ordinary shares could be materially and adversely affected.

In 2014, the Hong Kong, Shanghai and Shenzhen Stock Exchanges collaborated to create an inter-exchange trading mechanism called Stock Connect that allows international and mainland Chinese investors to trade eligible equity securities listed in each other’s markets through the trading and clearing facilities of their home exchange. Stock Connect allows certain mainland Chinese investors to trade directly in eligible equity securities listed on the Hong Kong Stock Exchange, known as Southbound Trading. If a company’s shares are not considered eligible, they cannot be traded through Stock Connect. It is unclear whether and when the ordinary shares of our company will be eligible to be traded through Stock Connect, if at all. The ineligibility of our ordinary shares for trading through Stock Connect will affect certain mainland Chinese investors’ ability to trade our ordinary shares.

The different characteristics of the capital markets in Hong Kong S.A.R. and the U.S. may negatively affect the trading prices of our ADSs and Shares.

As a dual-listed company, we are subject to Hong Kong and NYSE listing and regulatory requirements concurrently. The Hong Kong Stock Exchange and the NYSE have different trading hours, trading characteristics (including trading volume and liquidity), trading and listing rules, and investor bases (including different levels of retail and institutional participation). As a result of these differences, the trading prices of our ADSs and our Shares may not be the same, even allowing for currency differences. Fluctuations in the price of our ADSs due to circumstances peculiar to the U.S. capital markets could materially and adversely affect the price of the Shares, or vice versa. Certain events having significant negative impact specifically on the U.S. capital markets may result in a decline in the trading price of our Shares notwithstanding that such event may not impact the trading prices of securities listed in Hong Kong generally or to the same extent, or vice versa.

Substantial future sales or perceived potential sales of our ADSs, Shares, or other equity or equity-linked securities in the public market could cause the price of our ADSs and/or Shares to decline significantly.

Sales of our ADSs, Shares, or other equity or equity-linked securities in the public market, or the perception that these sales could occur, could cause the market price of our ADSs and/or Shares to decline significantly. All of our Shares represented by ADSs are freely transferable by persons other than our affiliates without restriction or additional registration under the U.S. Securities Act. The Shares held by our affiliates and other shareholders are also available for sale, subject to volume and other restrictions as applicable under Rules 144 and 701 under the U.S. Securities Act, under sales plans adopted pursuant to Rule 10b5-1 or otherwise.

On March 23, 2020, SoftBank, one of our principal shareholders, announced that it intends to sell or monetize up to US$41 billion of assets held by it and use the sale proceeds to, among other things, repurchase up to US$18 billion of its common stock over the next four quarters. In April and May 2020, certain wholly-owned subsidiaries of SoftBank entered into several derivative arrangements with financial institutions with the intent of monetizing up to US$11.5 billion of our ADSs or Shares held by them, based on information publicly disclosed by SoftBank. SoftBank and its subsidiaries could sell or monetize more of our ADSs or Shares in the future. As SoftBank divests or engages in derivative or other financing arrangements with respect to our ADSs or Shares, the price of our ADSs and/or Shares could decline significantly. Additional divestures in the future of our ADSs and/or Shares by shareholders, announcements of any plan to divest our ADSs and/or Shares, or hedging activities by third-party financial institutions in connection with similar derivative or other financing arrangements entered into by shareholders, could also cause the price of our ADSs and/or Shares to decline.

Certain major holders of our ordinary shares have the right to cause us to register under the U.S. Securities Act the sale of their shares. Registration of these shares under the U.S. Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the U.S. Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the form of ADSs in the public market could cause the price of our ADSs and/or Shares to decline significantly.

We may in the future conduct a public offering and listing of our equity securities in Shanghai or Shenzhen, which may result in increased regulatory scrutiny and compliance costs as well as increased fluctuations in the prices of our ADSs and Shares.

We may conduct a public offering and/or listing of our equity securities on a stock exchange in Shanghai or Shenzhen in the future. We have not set a specific timetable or decided on any specific form for an offering in Shanghai or Shenzhen and may not ultimately conduct an offering and listing. The precise timing of the offering and/or listing of our equity securities in Shanghai or Shenzhen would depend on a number of factors, including relevant regulatory developments and market conditions. If we complete a public offering or listing in Shanghai or Shenzhen, we would become subject to the applicable laws, rules and regulations governing public companies listed in Shanghai or Shenzhen, in addition to the various laws, rules and regulations that we are subject to in the United States and Hong Kong S.A.R. as a dual-listed company. The listing and trading of our equity securities in multiple jurisdictions and multiple markets may lead to increased compliance costs for us, and we may face the risk of significant intervention by regulatory authorities in these jurisdictions and markets.

In addition, under current PRC laws, rules and regulations, the ADSs and Shares, will not be interchangeable or fungible with any equity securities we may decide to list on a stock exchange in Shanghai or Shenzhen, and there is no trading or settlement between either the NYSE or the Hong Kong Stock Exchange and stock exchanges in Shanghai or Shenzhen. Furthermore, the NYSE, the Hong Kong Stock Exchange and stock exchanges in Shanghai or Shenzhen have different trading characteristics and investor bases, including different levels of retail and institutional participation. As a result of these differences, the trading prices of our ADSs and Shares, accounting for the ADS ratio, may not be the same as the trading prices of any equity securities we may decide to offer and/or list in Shanghai or Shenzhen. The issuance of a separate class of shares and fluctuations in its trading price may also lead to increased volatility in, and may otherwise materially decrease, the prices of our ADSs and Shares.

Our shareholders may face difficulties in protecting their interests, and the ability of our shareholders, the SEC, the U.S. Department of Justice, and other U.S. authorities to bring actions against us may be limited in the foreign jurisdictions where we operate.

We are incorporated in the Cayman Islands and conduct substantially all of our operations in China through our wholly-owned entities and variable interest entities. Most of our directors and substantially all of our executive officers reside outside the United States and Hong Kong S.A.R. and a substantial portion of their assets are located outside of the United States and Hong Kong S.A.R. As a result, it may be difficult or impossible for our shareholders (including holders of our ADSs and Shares) to bring an action against us or against these individuals in the Cayman Islands or in China in the event that they believe that their rights have been infringed under the securities laws of the United States, Hong Kong S.A.R. or otherwise. Even if shareholders are successful in bringing an action of this kind, the laws of the Cayman Islands and China may render them unable to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, Hong Kong S.A.R. or China, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

Our corporate affairs are governed by our Memorandum and Articles of Association, and by the Companies Law (2020 Revision) as well as common law of the Cayman Islands. The rights of shareholders to take legal action against us and our directors, actions by minority shareholders and the fiduciary duties of our directors are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which provides persuasive, but not binding, authority in a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States and Hong Kong S.A.R. In particular, the Cayman Islands has a less developed body of securities laws than the United States and Hong Kong S.A.R. and provides significantly less protection to investors. In addition, shareholders in Cayman Islands companies may not have standing to initiate a shareholder derivative action in U.S. federal courts or Hong Kong courts.

Our Articles provide that in the event that any shareholder initiates or asserts any claim or counterclaim against us, or joins, offers substantial assistance to or has a direct financial interest in any claim or counterclaim against us, and does not obtain a judgment on the merits in which the initiating or asserting party prevails, then the shareholder will be obligated to reimburse us for all fees, costs and expenses (including, but not limited to, all reasonable attorneys’ fees and other litigation expenses) that we may incur in connection with such claim or counterclaim. These fees, costs and expenses that may be shifted to a shareholder under this provision are potentially significant and this fee-shifting provision is not limited to specific types of actions, but is rather potentially applicable to the fullest extent permitted by law.

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

In addition, our Articles are specific to us and include certain provisions that may be different from common practices in Hong Kong, such as the absence of requirements that the appointment, removal and remuneration of auditors must be approved by a majority of our shareholders, and the minimum shareholding required to requisition an extraordinary general meeting is one-third of the voting rights of our issued shares which are entitled to vote at general meetings, as opposed to the threshold of 10% voting rights in Hong Kong.

Furthermore, due to jurisdictional limitations, matters of comity and various other factors, the ability of U.S. authorities, such as the SEC and the U.S. Department of Justice, or the DOJ, to investigate and bring enforcement actions against companies may be limited in foreign jurisdictions, including China. Local laws may constrain our and our directors’ and officers’ ability to cooperate with such an investigation or action. For example, according to Article 177 of the newly amended PRC Securities Law, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigations or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide documents or materials relating to securities business activities to overseas parties.

As a result of the foregoing, our public shareholders may have more difficulty in protecting their interests through actions against us, our management, our directors, our officers or our major shareholders, than they otherwise would with respect to a corporation incorporated in a jurisdiction in the United States or Hong Kong S.A.R. Shareholder protection through actions by the SEC, DOJ and other U.S. authorities also may be limited.

As a foreign private issuer in the U.S., we are permitted to and we will, rely on exemptions from certain NYSE corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of our ADSs.

We are exempted from certain corporate governance requirements of the NYSE by virtue of being a foreign private issuer in the U.S. We are required to provide a brief description of the significant differences between our corporate governance practices and the corporate governance practices required to be followed by domestic U.S. companies listed on the NYSE. The standards applicable to us are considerably different than the standards applied to domestic U.S. issuers. For instance, we are not required to:

●	have a majority of the board be independent (although all of the members of the audit committee must be independent under the U.S. Exchange Act);
●	have a compensation committee or a nominating or corporate governance committee consisting entirely of independent directors;
●	have regularly scheduled executive sessions for non-management directors; or
●	have executive sessions of solely independent directors each year.

We have relied on and intend to continue to rely on some of these exemptions. As a result, holders of our ADSs may not be provided with the benefits of certain corporate governance requirements of the NYSE.

As a foreign private issuer in the U.S., we are exempt from certain disclosure requirements under the U.S. Exchange Act, which may afford less protection to holders of our ADSs than they would enjoy if we were a domestic U.S. company.

As a foreign private issuer in the U.S., we are exempt from, among other things, the rules prescribing the furnishing and content of proxy statements under the U.S. Exchange Act and the rules relating to selective disclosure of material nonpublic information under Regulation FD under the U.S. Exchange Act. In addition, our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit and recovery provisions contained in Section 16 of the U.S. Exchange Act. We are also not required under the U.S. Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as domestic U.S. companies with securities registered under the U.S. Exchange Act. For example, in addition to annual reports with audited financial statements, domestic U.S. companies are required to file with the SEC quarterly reports that include interim financial statements reviewed by an independent registered public accounting firm and certified by the companies’ principal executive and financial officers. By contrast, as a foreign private issuer, we are not required to file such quarterly reports with the SEC or to provide quarterly certifications by our principal executive and financial officers. As a result, holders of our ADSs may be afforded less protection than they would under the U.S. Exchange Act rules applicable to domestic U.S. companies.

We adopt different practices as to certain matters as compared with many other companies listed on the Hong Kong Stock Exchange.

We completed our public offering in Hong Kong in November 2019 and the trading of our Shares on the Hong Kong Stock Exchange commenced on November 26, 2019 under the stock code “9988.” As a company listed on the Hong Kong Stock Exchange pursuant to Chapter 19C of the Hong Kong Listing Rules, we are not subject to certain provisions of the Hong Kong Listing Rules pursuant to Rule 19C.11, including, among others, rules on notifiable transactions, connected transactions, share option schemes, content of financial statements as well as certain other continuing obligations. In addition, in connection with the listing of our Shares on the Hong Kong Stock Exchange, we have been granted a number of waivers and/or exemptions from strict compliance with the Hong Kong Listing Rules, the Companies (WUMP) Ordinance, the Takeovers Codes and the SFO. As a result, we will adopt different practices as to those matters, including with respect to the content and presentation of our annual reports and interim reports, as compared with other companies listed on the Hong Kong Stock Exchange that do not enjoy those exemptions or waivers.

Furthermore, if 55% or more of the total worldwide trading volume, by dollar value, of our Shares and ADSs over our most recent fiscal year takes place on the Hong Kong Stock Exchange, the Hong Kong Stock Exchange will regard us as having a dual primary listing in Hong Kong and we will no longer enjoy certain exemptions or waivers from strict compliance with the requirements under the Hong Kong Listing Rules, the Companies (WUMP) Ordinance, the Takeovers Codes and the SFO, which could result in our needing to undertake additional compliance activities, to devote additional resources to comply with new requirements, and our incurring of incremental compliance costs.

The voting rights of holders of our ADSs are limited by the terms of the Deposit Agreement.

Holders of our ADSs may exercise their voting rights with respect to the ordinary shares underlying their ADSs only in accordance with the provisions of the Deposit Agreement. Upon receipt of voting instructions from them in the manner set forth in the Deposit Agreement, the depositary for our ADSs will endeavor to vote their underlying ordinary shares in accordance with these instructions. Under our Articles of Association, the minimum notice period required for convening a general meeting is ten days. When a general meeting is convened, holders of our ADSs may not receive sufficient notice of a shareholders’ meeting to permit them to withdraw their ordinary shares to allow them to cast their votes with respect to any specific matter at the meeting. In addition, the depositary and its agents may not be able to send voting instructions to holders of our ADSs or carry out their voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to holders of our ADSs in a timely manner, but they may not receive the voting materials in time to ensure that they can instruct the depositary to vote the ordinary shares underlying their ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any vote. As a result, holders of our ADSs may not be able to exercise their rights to vote and they may lack recourse if the ordinary shares underlying their ADSs are not voted as they requested.

The depositary for our ADSs will give us a discretionary proxy to vote our ordinary shares underlying the ADSs if holders of these ADSs do not give voting instructions to the depositary, except in limited circumstances, which could adversely affect the interests of holders of our ordinary shares and ADSs.

Under the Deposit Agreement for our ADSs, the depositary will give us a discretionary proxy to vote the ordinary shares underlying the ADSs at shareholders’ meetings if holders of these ADSs do not give voting instructions to the depositary, unless:

●	we have failed to timely provide the depositary with our notice of meeting and related voting materials;
●	we have instructed the depositary that we do not wish a discretionary proxy to be given;
●	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;
●	a matter to be voted on at the meeting would have a material adverse impact on shareholders; or
●	voting at the meeting is made on a show of hands.

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

The depositary of our ADSs has agreed to pay holders of our ADSs the cash dividends or other distributions it or the custodian for our ADSs receives on our ordinary shares or other deposited securities after deducting its fees and expenses. Holders of our ADSs will receive these distributions in proportion to the number of our ordinary shares that their ADSs represent. However, the depositary is not responsible for making these payments or distributions if it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the U.S. Securities Act but that are not properly registered or distributed pursuant to an applicable exemption from registration. The depositary is not responsible for making a distribution available to any holders of ADSs if any government approval or registration required for the distribution cannot be obtained after reasonable efforts made by the depositary. We have no obligation to take any other action to permit the distribution of our ADSs, ordinary shares, rights or anything else to holders of our ADSs. This means that holders of our ADSs may not receive the distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available. These restrictions may materially reduce the value of the ADSs.

Exchange between our Shares and our ADSs may adversely affect the liquidity and/or trading price of each other.

Our ADSs are currently traded on the NYSE. Subject to compliance with U.S. securities law and the terms of the Deposit Agreement, holders of our Shares may deposit Shares with the depositary in exchange for the issuance of our ADSs. Any holder of ADSs may also withdraw the Shares underlying the ADSs pursuant to the terms of the Deposit Agreement for trading on the Hong Kong Stock Exchange. In the event that a substantial number of Shares are deposited with the depositary in exchange for ADSs or vice versa, the liquidity and trading price of our Shares on the Hong Kong Stock Exchange and our ADSs on the NYSE may be adversely affected.

The time required for the exchange between ADSs and Shares might be longer than expected and investors might not be able to settle or effect any sale of their securities during this period, and the exchange of Shares into ADSs involves costs.

There is no direct trading or settlement between the NYSE and the Hong Kong Stock Exchange on which our ADSs and the Shares are respectively traded. In addition, the time differences between Hong Kong S.A.R. and New York and unforeseen market circumstances or other factors may delay the deposit of Shares in exchange of ADSs or the withdrawal of Shares underlying the ADSs. Investors will be prevented from settling or effecting the sale of their securities during such periods of delay. In addition, there is no assurance that any exchange of Shares into ADSs (and vice versa) will be completed in accordance with the timelines investors may anticipate.

Furthermore, the depositary for the ADSs is entitled to charge holders fees for various services including for the issuance of ADSs upon deposit of Shares, cancelation of ADSs, distributions of cash dividends or other cash distributions, distributions of ADSs pursuant to share dividends or other free share distributions, distributions of securities other than ADSs and annual service fees. As a result, shareholders who exchange Shares into ADSs, and vice versa, may not achieve the level of economic return the shareholders may anticipate.

There could be adverse United States federal income tax consequences to United States investors if we were or were to become a passive foreign investment company.

While we do not believe we are or will become a passive foreign investment company, or PFIC, there can be no assurance that we were not a PFIC in the past and will not become a PFIC in the future. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, we will be classified as a PFIC for United States federal income tax purposes if either: (i) 75% or more of our gross income in a taxable year is passive income, or (ii) the average percentage of our assets by value in a taxable year that produce or are held for the production of passive income (which includes cash) is at least 50%. The calculation of the value of our assets will be based, in part, on the quarterly market value of our ADSs, which is subject to change. See “Item 10. Additional Information — E. Taxation — Material United States Federal Income Tax Considerations — Passive Foreign Investment Company.”

Although we do not believe we were or will become a PFIC, it is not entirely clear how the contractual arrangements between us and our variable interest entities will be treated for purposes of the PFIC rules. If it were determined that we do not own the stock of our variable interest entities for United States federal income tax purposes (for example, because the relevant PRC authorities do not respect these arrangements), we may be treated as a PFIC. See “Item 10. Additional Information — E. Taxation — Material United States Federal Income Tax Considerations — Passive Foreign Investment Company.”

If we were or were to become a PFIC, adverse United States federal income tax consequences to our shareholders that are United States investors could result. For example, if we are a PFIC, our United States investors will become subject to increased tax liabilities under United States federal income tax laws and regulations and will become subject to burdensome reporting requirements. There can be no assurance that we were not or will not become a PFIC for any taxable year. You are urged to consult your own tax advisors concerning United States federal income tax consequence on the application of the PFIC rules. See “Item 10. Additional Information — E. Taxation — Material United States Federal Income Tax Considerations — Passive Foreign Investment Company.”

There is uncertainty as to whether Hong Kong stamp duty will apply to the trading or conversion of our ADSs.

In connection with the public offering of our ordinary shares in Hong Kong in November 2019, or the Hong Kong IPO, we established a branch register of members in Hong Kong, or the Hong Kong share register. Our ordinary shares that are traded on the Hong Kong Stock Exchange, including those issued in the Hong Kong IPO and those that may be converted from ADSs, are registered on the Hong Kong share register, and the trading of these ordinary shares on the Hong Kong Stock Exchange are subject to the Hong Kong stamp duty. To facilitate ADS-ordinary share conversion and trading between the NYSE and the Hong Kong Stock Exchange, we have moved a portion of our issued ordinary shares from our Cayman share register to our Hong Kong share register.

Under the Hong Kong Stamp Duty Ordinance, any person who effects any sale or purchase of Hong Kong stock, defined as stock the transfer of which is required to be registered in Hong Kong, is required to pay Hong Kong stamp duty. The stamp duty is currently set at a total rate of 0.2% of the greater of the consideration for, or the value of, shares transferred, with 0.1% payable by each of the buyer and the seller.

To the best of our knowledge, Hong Kong stamp duty has not been levied in practice on the trading or conversion of ADSs of companies that are listed in both the United States and Hong Kong S.A.R. and that have maintained all or a portion of their ordinary shares, including ordinary shares underlying ADSs, in their Hong Kong share registers. However, it is unclear whether, as a matter of Hong Kong law, the trading or conversion of ADSs of these dual-listed companies constitutes a sale or purchase of the underlying Hong Kong-registered ordinary shares that is subject to Hong Kong stamp duty. We advise investors to consult their own tax advisors on this matter. If Hong Kong stamp duty is determined by the competent authority to apply to the trading or conversion of our ADSs, the trading price and the value of your investment in our ADSs or ordinary shares may be affected.

ITEM 4.    INFORMATION ON THE COMPANY

A.   History and Development of the Company

Alibaba Group Holding Limited is a Cayman Islands holding company established under the Companies Law of the Cayman Islands (as amended) on June 28, 1999, and we conduct our business through our subsidiaries and variable interest entities. We are listed on the NYSE under the symbol “BABA” and on the Hong Kong Stock Exchange under the stock code “9988.”

Our significant subsidiaries, as that term is defined under Section 1-02 of Regulation S-X under the U.S. Securities Act, include the following entities:

●	Taobao Holding Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands, which is our wholly-owned subsidiary and the indirect holding company of the PRC subsidiaries relating to Taobao Marketplace and Tmall.
●	Taobao China Holding Limited, a limited liability company incorporated under the laws of Hong Kong, which is the direct wholly-owned subsidiary of Taobao Holding Limited and the direct holding company of certain PRC subsidiaries relating to Taobao Marketplace and Tmall.
●	Taobao (China) Software Co., Ltd., a limited liability company incorporated under the laws of the PRC, which is an indirect subsidiary of Taobao Holding Limited and one of our wholly-owned entities, and provides software and technology services for Taobao Marketplace.
●	Zhejiang Tmall Technology Co., Ltd., a limited liability company incorporated under the laws of the PRC, which is an indirect subsidiary of Taobao Holding Limited and one of our wholly-owned entities, and provides software and technology services for Tmall.
●	Alibaba (Beijing) Software Services Co. Ltd., a limited liability company incorporated under the laws of the PRC, which is a direct wholly-owned subsidiary of Zhejiang Tmall Technology Co., Ltd., and provides online marketing-related software and technical services for our China retail marketplaces.
●	Alibaba Investment Limited, a company incorporated with limited liability under the laws of the British Virgin Islands, which is our wholly-owned subsidiary and a holding company for our strategic investments.
●	Alibaba.com Investment Holding Limited, a company incorporated with limited liability under the laws of the British Virgin Islands, which is our wholly-owned subsidiary and a holding company for subsidiaries relating to AliExpress, Alibaba.com and 1688.com.

The principal executive offices of our main operations are located at 969 West Wen Yi Road, Yu Hang District, Hangzhou 311121, People’s Republic of China. Our telephone number at this address is +86-571-8502-2088. Our registered office in the Cayman Islands is located at the offices of Trident Trust Company (Cayman) Limited, Fourth Floor, One Capital Place, P.O. Box 847, George Town, Grand Cayman, Cayman Islands. Our agent for service of process in the United States is Corporation Service Company located at 1180 Avenue of the Americas, Suite 210, New York, New York 10036. Our corporate website is www.alibabagroup.com.

We have a demonstrated track record of successful organic business creation. In addition to organic growth, we have made, or have entered into agreements to make strategic investments, acquisitions and alliances that are intended to further our strategic objectives. See “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Recent Investment, Acquisition and Strategic Alliance Activities” for more information.

Share Repurchase Program

In May 2019, our board of directors authorized a share repurchase program for an amount of up to US$6.0 billion over a period of two years. As of the date of this annual report, we have not made any repurchases under this share repurchase program.

B.   Business Overview

Our Mission

Our mission is to make it easy to do business anywhere.

Our founders started our company to champion small businesses, in the belief that the Internet would level the playing field by enabling small enterprises to leverage innovation and technology to grow and compete more effectively in domestic and global economies. We believe that concentrating on customer needs and solving their problems – whether those customers are consumers, merchants or enterprises – ultimately will lead to the best outcome for our business. We have developed a large digital economy that enables participants to create and share value on our platforms. Our decisions are guided by how they serve our mission over the long term, not by the pursuit of short-term gains.

Our Vision

We aim to build the future infrastructure of commerce. We envision that our customers will meet, work and live at Alibaba, and that we will be a good company that lasts for 102 years.

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

As we continue to expand our businesses from commerce to cloud computing, digital media and entertainment, among other sectors, Alibaba has evolved into a digital economy that is unique, energetic and innovative. We have set five-year goals to continue to expand our globalization efforts, serve more than one billion Chinese consumers, and facilitate more than RMB10 trillion of consumption on our platforms. We believe the five-year goals put us closer to achieving our vision for 2036: serve 2 billion global consumers, enable 10 million businesses to be profitable and create 100 million jobs.

102 Years. We do not pursue size or power; we aspire to be a good company that will last for 102 years. For a company that was founded in 1999, lasting for 102 years means we will have spanned three centuries, an achievement that few companies can claim. Our culture, business models and systems are built to last, so that we can achieve sustainability in the long run.

Our Values

Our values are fundamental to the way we operate and how we recruit, evaluate and compensate our people.

Our six values are:

●	Customers first, employees second, shareholders third – This reflects our choice of what’s important, in order of priority. Only by creating sustained customer value can employees grow and shareholders achieve long-term benefit.

●	Trust makes everything simple – Trust is both the most precious and fragile thing in the world. The story of Alibaba is a story of building and cherishing trust. Complexity begets complexity, and simplicity breeds simplicity. Aliren (阿里人) are straightforward – what you see is what you get. With trust, there is no second-guessing or suspicion, and the result is simplicity and efficiency.
●	Change is the only constant – Whether you change or not, the world is changing, our customers are changing and the competitive landscape is changing. We must face change with respect and humility. Otherwise, we will fail to see it, fail to respect it, fail to understand it and fail to catch up with it. Whether you change yourself or create change, both are the best kinds of change. Embracing change is the most unique part of our DNA.
●	Today’s best performance is tomorrow’s baseline – In Alibaba’s most challenging times, this spirit has helped us overcome difficulties and survive. In bad times, we know how to motivate ourselves; in good times, we dare to set “dream targets” (stretch goals). Face the future, or we regress. We must shoot for the moon, challenge ourselves, motivate ourselves and exceed ourselves.
●	If not now, when? If not me, who? – This was a tagline in Alibaba’s first job advertisement and became our first proverb. It is not a question, but a call of duty. This proverb symbolizes the sense of ownership that each Aliren must possess.
●	Live seriously, work happily – Work is now, life is forever. What you do in your job is up to you, but you have responsibility to the ones who love you. Enjoy work as you enjoy life; treat life seriously as you do work. If you live with purpose, you will find reward. You make Alibaba different and make your loved ones proud. Everyone has their own view of work and life; we respect each person’s choice. Whether you live by this value depends on how you live your life.

Company Overview

To fulfill our mission “to make it easy to do business anywhere,” we enable businesses to transform the way they market, sell and operate and improve their efficiencies. We provide the technology infrastructure and marketing reach to help merchants, brands and other businesses to leverage the power of new technology to engage with their users and customers and operate in a more efficient way.

Our businesses are comprised of core commerce, cloud computing, digital media and entertainment, and innovation initiatives. In addition, Ant Group, an unconsolidated related party, provides payment services and offers financial services for consumers and merchants on our platforms. A digital economy has developed around our platforms and businesses that consists of consumers, merchants, brands, retailers, third-party service providers, strategic alliance partners and other businesses. The Alibaba digital economy generated RMB7,053 billion (US$1 trillion) in GMV in the twelve months ended March 31, 2020, which mainly included GMV of RMB6,589 billion (US$945 billion) transacted through our China retail marketplaces, as well as GMV transacted through our international retail marketplaces and local consumer services. The U.S. dollar amounts of annual GMV for fiscal year 2020 represent the sum of GMV in U.S. dollars for the quarters ended June 30, September 30 and December 31, 2019 and March 31, 2020, each converted from the RMB amounts at the average daily exchange rate for each relevant quarter.

Core Commerce

Retail Commerce – China

We are the largest retail commerce business in the world in terms of GMV in the twelve months ended March 31, 2020, according to Analysys. We operate China retail marketplaces, consisting of Taobao Marketplace, China’s largest mobile commerce destination with a large and growing social community, and Tmall, the world’s largest third-party online and mobile commerce platform for brands and retailers, in each case in terms of GMV in the twelve months ended March 31, 2020, according to Analysys. In fiscal year 2020, we generated approximately 65% of our revenue from our retail commerce business in China.

We have introduced New Retail initiatives to reengineer the fundamentals of retail operations and transform the retail landscape. New Retail represents the convergence of online and offline retail by leveraging digitalized operating systems, in-store technology, supply chain systems, consumer insights and mobile ecosystem to provide a seamless shopping experience for consumers. For example, we operate Freshippo (known as “Hema” in Chinese), our proprietary grocery retail chain. Freshippo exemplifies the creation of a new shopping experience through the convergence of online and offline activities by using retail stores to warehouse and fulfill online orders, in addition to offering a rich and fun experience for customers who shop in-store.

Wholesale Commerce – China

1688.com, China’s leading integrated domestic wholesale marketplace in 2019 by revenue, according to Analysys, connects wholesale buyers and sellers across a wide range of categories. Lingshoutong (零售通) connects FMCG brand manufacturers and their distributors directly to small retailers in China by facilitating the digitalization of small retailers’ operation, who in turn are able to offer their customers broader selections of products.

Retail Commerce – Cross-border and Global

We operate Lazada, a leading and fast-growing e-commerce platform in Southeast Asia for SMEs, regional and global brands. Lazada provides consumers with access to a broad range of offerings, serving over 70 million unique consumers in the twelve months ended March 31, 2020. We also believe Lazada runs one of the largest e -commerce logistics networks in the region. More than 75% of Lazada’s parcels went through its own facilities or first-mile fleet during the same period. AliExpress, one of our global retail marketplaces, enables consumers from around the world to buy directly from manufacturers and distributors in China and around the world. We also operate Tmall Taobao World, a Chinese-language e-commerce platform, to allow overseas Chinese consumers to shop directly from Chinese domestic brands and retailers. For import commerce, Tmall Global allows overseas brands and retailers to reach Chinese consumers, and is the largest import e-commerce platform in China based on GMV in the twelve months ended March 31, 2020, according to Analysys. In September 2019, we acquired Kaola, an import e-commerce platform in China, to further broaden our offerings and strengthen our leadership in cross-border retail commerce and globalization initiatives. We also operate Trendyol, a leading e-commerce platform in Turkey, and Daraz, a leading e-commerce platform across South Asia with key markets in Pakistan and Bangladesh.

Wholesale Commerce – Cross-border and Global

We operate Alibaba.com, China’s largest integrated international online wholesale marketplace in 2019 by revenue, according to Analysys. During fiscal year 2020, buyers on Alibaba.com who sourced business opportunities or completed transactions were located in approximately 190 countries.

Logistics Services

We operate Cainiao Network’s logistics data platform and global fulfillment network that primarily leverage the capacity and capabilities of logistics partners. Cainiao Network offers domestic and international one-stop-shop logistics services and supply chain management solutions, fulfilling various logistics needs of merchants and consumers at scale, serving our digital economy and beyond. We use Cainiao Network’s data insights and technology to facilitate the digitalization of the entire warehousing and delivery process, thereby improving efficiency across the logistics value chain. For example, we provide real-time access to data for merchants to better manage their inventory and warehousing, for consumers to track their orders, and for express courier companies to optimize delivery routes. Furthermore, consumers can pick up their packages at Cainiao Post, our neighborhood delivery solutions that operate a network of community stations, campus stations and smart pickup lockers. Consumers can also schedule pickups of packages for delivery within two hours on the Cainiao Guoguo app. In addition, we operate Fengniao Logistics, Ele.me’s local on-demand delivery network, to timely deliver food, beverages and groceries, among other products.

Consumer Services

We use mobile and online technology to enhance the efficiency, effectiveness and convenience of consumer services for both service providers and their customers. We utilize this technology in Ele.me, a leading on-demand delivery and local services platform, to enable consumers to order food and groceries anytime and anywhere. Koubei, a leading restaurant and local services guide platform for in-store consumption, provides targeted marketing and digital operation and analytics tools for merchants and allow consumers to discover local services content. Fliggy, a leading online travel platform, provides comprehensive services to meet consumers’ travel needs.

Cloud Computing

Alibaba Group is the world’s third largest and Asia Pacific’s largest Infrastructure as a Service provider by revenue in 2019 in U.S. dollars, according to Gartner’s April 2020 report (Source: Gartner, Market Share: IT Services, 2019, Dean Blackmore et al., April 13, 2020) (Asia Pacific refers to Mature Asia/Pacific, Greater China, Emerging Asia/Pacific and Japan, and market share refers to Infrastructure as a Service and Managed Services and Cloud Infrastructure Services). Alibaba Group is also China’s largest provider of public cloud services by revenue in 2019, including Platform as a Service, or PaaS, and IaaS services, according to IDC (Source: IDC Semiannual Public Cloud Services Tracker, 2019). Alibaba Cloud, our cloud computing business, offers a complete suite of cloud services, including elastic computing, database, storage, network virtualization services, large scale computing, security, management and application services, big data analytics, a machine learning platform and IoT services, serving our digital economy and beyond. Prior to the 11.11 global shopping festival in 2019, Alibaba Cloud enabled the migration of the core systems of our e-commerce businesses onto our public cloud. We believe this migration is a major milestone that not only generates greater operating efficiencies for Alibaba, but also will encourage more customers to adopt our public cloud infrastructure.

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

Youku, the third largest online long-form video platform in China in terms of monthly active users in March 2020, according to QuestMobile, serves as our key distribution platform for digital media and entertainment content. In addition, Alibaba Pictures is an Internet-driven integrated platform that covers content production, promotion and distribution, intellectual property licensing and integrated management, cinema ticketing management and data services for the entertainment industry. Youku, Alibaba Pictures and our other content platforms, such as news feeds, literature, and music, allow users to discover and consume content as well as interact with each other.

Innovation Initiatives

We continue to innovate and develop new service and product offerings with the goals of meeting the needs and improving efficiency in the daily lives of our customers and creating synergies among our digital economy participants. Amap, the largest provider of mobile digital map, navigation and real-time traffic information in China by monthly active users in March 2020, according to QuestMobile, empowers our businesses and third-party mobile apps through its map data technology. Amap also provides a simple one-stop access point to end users with services such as navigation, local service and ride-hailing. DingTalk is our digital collaboration workplace that offers new ways of working, sharing and collaborating for modern enterprises and organizations. DingTalk enables secure and reliable communication in multiple formats, workflow management and network collaboration among team members and enterprises, all in a single interface. According to QuestMobile, DingTalk was the largest business efficiency app in China by monthly active users in March 2020. Through Tmall Genie, the No. 1 smart speaker in China by shipments in 2019, according to IDC (Source: IDC China Quarterly Smart Home Device Tracker, 2019), we have created a new and interactive interface for our customers to easily access services offered by our digital economy participants.

Our Digital Economy

A digital economy has developed around our platforms and businesses that consists of consumers, merchants, brands, retailers, third-party service providers, strategic alliance partners and other businesses. At the nexus of this digital economy are our technology platform, our marketplace rules and the role we play in connecting these participants to make it possible for them to discover, engage and transact with each other and manage their businesses anytime and anywhere. Much of our effort, time and energy is spent on initiatives that are for the greater good of the digital economy and on balancing the interests of its participants. We feel a strong responsibility for the continued development of the digital economy and we take ownership in this development. Accordingly, we refer to this as “our digital economy.” Our digital economy has strong self-reinforcing network effects benefitting its various participants, who are in turn invested in our digital economy’s growth and success.

The following chart sets forth the key businesses and services we and Ant Group,(1) our major cooperation partner, provide.

Note:

(1)	Ant Group provides payment services and offers financial services to consumers and merchants on our platforms. We currently hold a 33% equity interest in Ant Group and account for this investment in our financial statements using the equity method.

Our Strategies

We will continue to innovate in the areas of business models, products and services, and technology to create value for both consumers and businesses. We formulate and evolve strategies that aim to best serve consumers’ and businesses’ interests.

Drive User Growth and Engagement

We look at our businesses and service and product offerings through the lens of our users. To cater to each user’s personal needs, we aim to expand and make available a broad range of products and services across our digital economy, including physical and virtual goods, local consumer services, travel, media and entertainment, healthcare and financial services, among others.

We intend to further address the consumption needs of users in less developed areas, and to provide individuals at different income levels with access to quality merchandise and services suitable to their consumption capabilities.

We also intend to make our offerings available to more users outside of China as we implement our globalization initiatives. Starting with Southeast Asia, we aim to serve users around the world with localized operations as well as cross-border commerce with access to Chinese manufacturers and consumers.

Empower Businesses to Facilitate Digital Transformation and Improve Operational Efficiency

Our diverse commerce platforms and extensive consumer insights, combined with our cloud computing technologies, New Retail supply chain management and sales and marketing systems, form a critical foundation that facilitates digital transformation for businesses. We refer to this foundation as the Alibaba Business Operating System, or ABOS.

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

With cloud computing as an easily accessible and scalable service, and data as a value-enhancing resource, we believe that new technology will play a fundamental role in social and commercial interactions. With a strong commitment to data security and privacy, we will continue to apply machine learning technology to all aspects of our business and invest in our cloud computing platform to support our own and our customers’ businesses.

Our Initiatives in Response to the COVID-19 Pandemic

Starting in late January 2020, the COVID-19 pandemic has triggered a series of lockdowns, social distancing requirements and travel restrictions that have drastically reduced economic activities in China and the rest of the world. During the initial phase of the crisis in China, the most pressing concern of all enterprises was business continuity – solving issues such as minimizing supply chain disruptions, reducing costs, identifying new revenue opportunities, improving cash flow and managing a remote workforce. We helped our merchant customers to overcome these challenges and took proactive measures to fulfill our mission.

Since February 2020, together with Ant Group, we have implemented a comprehensive set of financial and business support measures to help alleviate the near-term challenges faced by our merchant customers and partners.

●	Financial Support – We worked with Ant Group and other partners to advance approximately RMB130 billion to provide liquidity to our merchant customers and to facilitate over RMB12 billion in twelve-month loans with preferential interest rates (each as of April 30, 2020) to these merchants.
●	Business Support – Alibaba’s domestic and international businesses provided billions of Renminbi in value in the form of subsidies and technical support to our merchants and users, including waivers of platform technology fees, annual service fees and warehousing fees, reductions of commissions and logistics costs, as well as free support for remote work and education programs through DingTalk.
●	2020 Spring Thunder Initiatives – Launched in April 2020, they aim to:
●	help export-oriented SMEs explore opportunities through our China retail marketplaces in domestic markets, as well as expand into new markets through our international wholesale and retail marketplaces, such as Alibaba.com and AliExpress;
●	develop digitalized manufacturing clusters;
●	accelerate the digital transformation of China’s agriculture sector; and
●	alleviate financing challenges faced by SMEs by working with Ant Group and its partners.

We believe it is our duty to help businesses around the world to better serve global consumers. Alibaba will continue to leverage its resources and technology to enable and invest in the future success of SMEs around the world.

Our Businesses

Core Commerce

Our core commerce business is comprised of the following businesses:

●	Retail commerce – China;
●	Wholesale commerce – China;
●	Retail commerce – cross-border and global;
●	Wholesale commerce – cross-border and global;

●	Logistics services; and
●	Consumer services.

Retail Commerce – China

We operate the largest retail commerce business in the world in terms of GMV in the twelve months ended March 31, 2020, according to Analysys. Our retail commerce business in China, primarily consisting of China retail marketplaces, which include Taobao Marketplace and Tmall, and New Retail initiatives, have become an important part of the everyday lives of consumers in China. Empowered by our commerce technologies and services, we appeal to a massive base of consumers by connecting them with diversified and comprehensive offerings in a highly engaging and social format.

●	Consumers. We serve a large and growing consumer base, across both large cities and less developed areas. In March 2020, there were 846 million mobile MAUs on our various mobile apps that accessed our China retail marketplaces. Annual active consumers of China retail marketplaces reached 726 million in the twelve months ended March 31, 2020. Our ability to offer and deliver value has driven increased consumer engagement over time. Generally, the longer consumers have been with us, the larger number of orders they tend to place, across a more diverse range of product categories, and as a result we experience increasing average spend per user on our China retail marketplaces. In fiscal year 2019, more than 120 million annual active consumers spent more than RMB10,000 through our China retail marketplaces and 98% of these consumers continued to be active in fiscal year 2020. For the twelve months ended March 31, 2020, more than 140 million annual active consumers spent more than RMB10,000 through our China retail marketplaces. In addition, we believe our platforms appeal to a growing and increasingly-diversified consumer base, including those at different income levels. In fiscal year 2020, over 70% of new annual active consumers from our China retail marketplaces came from less-developed areas.
●	Products and Services. The Alibaba digital economy offers a comprehensive range of products and services made available by tens of millions of merchants and digital economy partners to meet the diverse demands of our massive consumer base across different segments. For example, consumers may look for branded products on Tmall and imported products on Tmall Global and Kaola. They may also seek attractive value-for-money branded product offerings on Juhuasuan (聚划算). Taobao Deals (特价版), which we recently launched, connects consumers directly to manufacturers, enabling personalized experience from design, sourcing and production to delivery. Through Idle Fish (闲鱼), our consumer-to-consumer community and marketplace in China for long-tail products, consumers can find a variety of second-hand, recycled, refurbished, for-rent and other long-tail products. Continuing to expand categories and secure new and relevant products is key to appealing to different segments of our user base.
●	Engagement. In March 2020, over 300 million daily active users used our various mobile apps to access our China retail marketplaces. The massive amount of user and merchant activities taking place every day on our China retail marketplaces generates significant consumer insights. By leveraging proprietary AI and data technologies, we are able to aggregate and build on deep consumer insights to provide more accurate search results and relevant recommendation feeds that enhance the shopping experience for our consumers. Our platforms also are becoming increasingly social and interactive. Through recommendation feeds, live streaming, short-form videos, interactive games and microblogs, among others, merchants engage with consumers more effectively and consumers interact with each other to form a highly social digital community.

The following pages are visual presentations of select features that highlight our offerings and how we leverage our consumer insights and technology to enable consumers and businesses to more effectively engage with each other and among themselves.

Consumers: Comprehensive Product and Service Offerings

The Taobao app offers consumers a comprehensive range of products and services and a unique social commerce experience through highly relevant content, personalized shopping recommendations and interactive features that drive social engagement

Consumers: Theme-based Recommendation

Recommendation feeds of product listings and various theme-based content, enabled by our extensive consumer insights and proprietary data technologies, provide our consumers with a relevant and engaging content discovery process and shopping experience

全部
直播
便宜好货
买家秀
男士棕色高帮皮靴头层
牛皮复古高腰男靴
¥199 345人付款
2020服饰趋势发布
五大春夏流行服饰
开箱视频|阿水私服大分享合集!
ashui-AS
228
【顺丰空运】山东美早
¥79.8
淘宝吃货
爱心助农 平价农货
白色羽绒服女短款2020
¥475 345人付款
意大利哪些值得买?
超全意式好物大盘点
足不出户逛遍各国
为你盘点进口好货
今晚超低价秒杀
6554
女装高领羊毛细腻毛衣
Comprehensive, relevant and engaging theme categories based on proprietary algorithms and consumer insights
Social and interactive content formats, including short-form videos and live streaming

Consumers: Curated Product Recommendations

Consumers also come to the Taobao app to discover new trends and browse for ideas, where recommendations are based on extensive user-generated content and empowered by our proprietary data technologies

Scroll for different themes (e.g., fashion, home and living, baby and maternity)
Recommendation feeds of product listings that consumers might be interested in based on extensive consumer insights and big data analytics
Personalized product display; Consumers may see different visual content based on their profile and behavior
Product review
Recommendation score by consumers who had purchased this product
Access product page
Relevant product listings supported by our proprietary deep learning platform
22:48
有好货
精选
时尚馆
电器馆
生活馆
食品馆
梅三观 V领泡泡袖连衣裙
推荐 1254
个性玻璃杯创意鸡尾酒杯
推荐 42
93
BeeFo多媒体小唱机
推荐 411
VAVENUE 原创电影手...
全球极客汇说：采用了TPU材质精心制作的软壳。
推荐 147
10:11
梅三观 V领泡泡袖连衣裙
94
已有1254人推荐该宝贝
推荐
1585 人已购
¥499 去购买
梅三观 绿色山茶 绿色背带方领连衣...
90
已有43人推荐该宝贝
推荐
255 人已购
¥468 去购买

Businesses: New Product Release Platform for Brands and Retailers

Leveraging our data insights and technology, Tmall Hey Box is a dedicated platform for brands and retailers to launch their new products

Businesses: Enabling Merchants to Engage with Consumers

The Taobao app enables merchants to engage with consumers beyond their storefronts through live streaming, short-form videos, social media and other interactive formats

Taobao Live - 24/7 Live Streaming

Taobao Live, where merchants and key opinion leaders use live streaming to market to their fans and customers, has become one of the fastest-growing sales formats on our China retail marketplaces

淘宝直播

Live streams categorized by hosts, products and hot topics

Live stream hosts interact with viewers

Real-time comments and questions by viewers

Like, share, leave comments

Access product listings

我的亲密度
每日任务

Viewer's friendship level with host

Daily tasks: buy products, like, view product details, etc.

Users to complete daily tasks to unlock benefits and discounts

Tmall Flagship Store 2.0 - An Interactive Shopping Experience

Tmall Flagship 2.0 provides additional interactive features that augment consumers' shopping experience

Offline store locator

源氏木语家居
源氏木语
深圳罗湖店
门店评价
精选商品

3D show room

源氏木语沙发
¥2142
去购买 >

Virtual product try-on

美妆AR
MAC丝绒柔雾唇膏

China Retail Marketplaces

Taobao Marketplace

Taobao means “search for treasure” in Chinese. Through the Taobao app and the website at www.taobao.com, we have positioned Taobao Marketplace as the starting point and destination portal for the shopping journey. Consumers from both large cities and less developed areas come to Taobao Marketplace to enjoy an engaging, personalized shopping experience, optimized by our big data analytics and technology. Through highly relevant and engaging content and real-time updates from merchants, consumers can learn about products and new trends. They can also interact with each other and their favorite merchants and key opinion leaders. Taobao Marketplace has a broad offering of interactive features such as live broadcast and short-form videos. Taobao Marketplace is China’s largest mobile commerce destination with a large and growing social community, in terms of GMV for the twelve months ended March 31, 2020, according to Analysys.

Taobao Marketplace provides a top-level traffic funnel that directs users to the various marketplaces, channels and features within our digital economy. For example, a search result on Taobao Marketplace displays listings not only from Taobao Marketplace merchants but also from Tmall merchants and brands, thereby generating traffic for Tmall. Through Taobao Marketplace, consumers can also access platforms that focus on offering products at attractive price points, such as Juhuasuan, which is a platform dedicated to offering value-for-money branded products. In addition to general merchandise, through Taobao Marketplace consumers can also enter Idle Fish as well as other products and consumer services platforms, which may also be accessed through their respective independent mobile apps.

Merchants on Taobao Marketplace are primarily individuals and small businesses. Merchants can create storefronts and listings on Taobao Marketplace free of charge. The escrow payment services provided by Alipay are free of charge to consumers and merchants unless payment is funded through a credit product such as a credit card, in which case Alipay charges a fee to the merchant based on the related bank fees charged to Alipay. Taobao Marketplace merchants can purchase P4P, in-feed marketing and display marketing services to direct traffic to their storefronts. In addition, merchants can acquire additional traffic from third-party marketing affiliates. Taobao Marketplace merchants can also pay for advanced storefront software that helps to upgrade, decorate and manage their online storefronts.

Tmall

Tmall caters to consumers’ ever-growing demand for high-quality products and premium shopping experience. A large number of international and Chinese brands and retailers have established storefronts on Tmall. We have positioned Tmall as a trusted platform for consumers in China and overseas to buy both homegrown and international-branded products as well as products not available in traditional retail outlets. As the brands and offerings on Tmall continue to grow and diversify, we continue to improve our ability to accurately target and meet different consumer demands. In the twelve months ended March 31, 2020, Tmall was the largest third-party online and mobile commerce platform for brands and retailers in the world in terms of GMV, according to Analysys, and continues to grow quickly. Tmall online physical goods GMV, excluding unpaid orders, grew 23% year-over-year in the year ended March 31, 2020.

In 2009, Tmall pioneered the 11.11 global shopping festival. 11.11 has become the most important shopping event in China and we believe it generated the highest one-day retail sales volume in the world in 2019. On November 11, 2019, our China retail marketplaces, Lazada, AliExpress, Kaola, New Retail and consumer services platforms generated GMV of RMB268.4 billion settled through Alipay within a 24-hour period, reflecting the strength of our infrastructure and the scale of our entire digital economy in China and around the world.

Tmall is the partner of choice for brands. Brands and retailers operate their own storefronts on the Tmall platform with unique brand identities and look and feel, accompanied by full control over their own branding and merchandising. As of March 31, 2020, there were over 250,000 brands and merchants on Tmall, including 80% of the consumer brands ranked in the Forbes Top 100 World’s Most Valuable Brands for 2019. Because of the presence of a large number of global brands and the stringent standards required for merchants, brands and retailers to join and operate on Tmall, a presence on Tmall has become a validation of quality, allowing merchants, brands and retailers to take advantage of our significant traffic to extend and build brand awareness and customer engagement. Major international brands that have physical operations in China are well represented on Tmall.

Brands and retailers turn to Tmall not only for its broad user base, but also for its data insights and technology. Tmall has driven the digitalization and transformation of brands and retailers by enabling them to digitalize their operations, engage, acquire and retain consumers, increase brand recognition, innovate product offerings, manage supply chains and enhance operational efficiency. In particular, Tmall offers a variety of one-stop brand marketing and promotional products to help brands and retailers quickly acquire new users, enhance brand awareness and launch new products.

We also seek to build our mind-share among consumers to position Tmall as the premier shopping destination for everyday items, highlighting value and convenience. Apparel, consumer electronics and FMCG are among Tmall’s most popular product categories, which continue to grow quickly. We have also strengthened consumer recognition of Tmall’s value proposition in consumer electronics and home appliances through promotional events and strategic partnerships.

Like merchants on Taobao Marketplace, brands and merchants on Tmall have access to P4P, in-feed marketing and display marketing services as well as storefront software, which they can use to fully engineer, customize, and even code the software behind their storefronts.

Branding and Monetization Platforms

Alimama

Alimama is our monetization platform. Using data technology, this platform matches the marketing demands of merchants, brands and retailers with the media resources on our own platforms and third-party properties, and enables us to monetize our core commerce, digital media and entertainment and other businesses. The platform supports P4P marketing services based on keyword search rankings, in-feed marketing targeting different groups of consumers, or display marketing in fixed positions that are bid on through auctions, as well as cost per thousand impression (CPM)-based, time-based marketing formats, or individual campaigns at fixed cost, through the display of photos, graphics, videos and live streaming.

The ranking of P4P search results on our core commerce platforms is based upon proprietary algorithms that take into account the bid price of keywords, the popularity of an item or merchant, customer feedback ranking of merchants and quality of product displays. Our in-feed marketing takes these factors into consideration, along with other insights, to further deliver an engaging and relevant content discovery process and shopping experience for our consumers. For display marketing, the Alimama platform delivers marketing messages based on data insights generated across our digital economy. The relevance and comprehensiveness of data based on commercial activity and user activity in our digital economy provide a unique advantage for Alimama to deliver the most relevant information to users, which in turn enables merchants to improve their marketing and operational efficiency.

Alimama also has an affiliate marketing program that places marketing displays on third-party apps and websites, thereby enabling marketers, if they so choose, to extend their marketing and promotional reach to properties and users beyond our own platforms. Our affiliate marketing program not only provides additional traffic to our core commerce platforms, but also generates revenue to us.

Alimama operates the Taobao Ad Network and Exchange, or TANX, one of the largest real-time online bidding marketing exchanges in China. TANX helps publishers to monetize their media inventories both on mobile apps and web properties. TANX automates the buying and selling of billions of marketing impressions on a daily basis. Participants on TANX include publishers, marketers and demand-side platforms operated by agencies.

Marketing for Brands

Drawing on our big data capabilities, we have developed an approach that digitalizes consumer-brand relationships and empowers brands to build robust relationships with consumers throughout their lifecycles in our digital economy. We aim to help brands reach consumers by leveraging our marketplaces, Youku, strategic partners in our digital economy, as well as other major third-party Internet properties in China. We intend to become the key partner for brand building by creating an open, inclusive and transparent platform where brands and marketing agencies can design, execute, track and optimize their brand building activities using our data insights and tools.

Commerce Technologies and Services

We provide commerce technologies and services to enable merchants, brands and retailers on Taobao Marketplace and Tmall to enhance their online and offline operational capabilities. With our commerce technologies, innovative services and data capabilities, merchants, brands and retailers can acquire, retain and further deepen their engagement with consumers in an efficient and effective manner, thereby enhancing merchants’, brands’ and retailers’ loyalty to our platforms. These commerce technologies and services include the following key components:

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

Merchants on our China retail marketplaces use this control panel to conduct day-to-day operations, such as managing storefronts and product listings, fulfilling orders, managing inventory and transactions, conducting sales and marketing activities, servicing customers, managing procurement process, interacting and collaborating with other businesses and seeking credit financing facilitated by Ant Group.

Big Data Support and Engagement Platform

Equipped with our New Retail solutions, which are designed to improve offline retail operations, brands on our secure cloud-based data insights platform have access to sophisticated analytics services that consolidate online and offline data. These services help brands gain insights into each stage of the consumer journey and provide a personalized online and offline shopping experience for consumers by facilitating effective interaction between consumers and merchants, brands and retailers.

Knowledge Graph

We are the largest retail commerce business in the world in terms of GMV in the twelve months ended March 31, 2020, according to Analysys. In March 2020, over 300 million daily active users used our various mobile apps to access our China retail marketplaces, which feature extensive listings. Empowered by our AI technology, we develop significant insights from our digital economy. These insights give us a comprehensive understanding of how to correlate diverse profiles of products and services with our consumers’ needs. They also deepen our product insights and enhance recognition of similar profiles and consumer patterns throughout our digital economy. We then aggregate and build on these insights to design standardized, themed and interconnected product categorization frameworks throughout our marketplaces that digitalize and standardize product listings effectively on behalf of merchants. As a result, we help our merchants streamline their daily operations, generate more accurate search results and recommendation feeds across our platforms, and offer better shopping experiences to our consumers.

New Retail Initiatives

We have introduced New Retail initiatives to innovate models for retail businesses and reengineer and transform the fundamentals of traditional retail operations. New Retail represents the convergence of online and offline retail by leveraging digitalized operating systems, in-store technology, supply chain systems, consumer insights and the mobile ecosystem to provide a seamless shopping experience for consumers. We believe the lack of real-time consumer insights is one of the key issues facing China’s traditional retailers today. Through consumer insights and technology, our New Retail initiatives not only incubate new business models, but also enable traditional retailer partners to reinvigorate their businesses by digitalizing their operations and increasing their catchment area online and offline, thereby improving sales productivity. We are also empowering retailers with our new technology to significantly improve operating efficiency and allow them to react to consumer demands on a real-time basis.

●	Creating a New Shopping Experience through Innovative Supply Chain Management – Freshippo. Freshippo (known as “Hema” in Chinese), our proprietary grocery retail chain, exemplifies the creation of a new shopping experience through the convergence of online and offline activities by using retail stores to warehouse and fulfill online orders, in addition to offering a rich and fun experience for customers who shop in-store. Its proprietary fulfillment system enables 30-minute delivery to customers living within a three-kilometer radius of a Freshippo store. Freshippo offers a mobile app that allows consumers to search for products and place orders while browsing in store. To improve consumer experience, Freshippo uses transaction data to personalize recommendations and geographic data to help plan the most efficient delivery routes. Freshippo is also shortening its sourcing process and increasing its supply chain transparency and visibility through data technology. As of March 31, 2020, we had 207 self-operated Freshippo stores, primarily located in tier-one and tier-two cities in China.
●	Transforming the Traditional Retail Model – Sun Art and Taoxianda (淘鲜达). Taoxianda, our online-offline retail integration service solution for FMCG and grocery retail partners with physical stores, puts us at the forefront of transforming the retail industry by digitalizing all aspects of store-based operations. By digitalizing Sun Art’s hypermarket stores, Taoxianda has contributed to an increase in Sun Art’s online revenue. In addition, Taoxianda continues to sign up new grocery partners and had enabled the digitalization of 320 offline retail stores of these partners as of March 31, 2020.

In addition to Taoxianda, we also operate Tmall Supermarket to implement various New Retail initiatives across comprehensive FMCG categories. Tmall Supermarket utilizes both marketplace and retail model to offer consumers a broad range of high-quality daily necessities. By leveraging its technology capabilities and user insights, Tmall Supermarket facilitates the digital transformation of its offline partners, enhancing their supply chain management capabilities and consumer behavior analysis.

We are also pursuing New Retail initiatives in other product categories, such as home furnishings and electronics, among others. Since our investment in Red Star Macalline Group Corporation Limited and Easyhome New Retail Group Co., Ltd. in May 2019 and March 2018, respectively, each of which is a leading retail chain for home-improvement supplies and furniture in China, we have digitalized over 320 of their stores, providing the businesses with data visibility and analytics of their offline operations.

Wholesale Commerce - China

1688.com

1688.com, China’s leading integrated domestic wholesale marketplace in 2019 by revenue, according to Analysys, provides sourcing and online transaction services by connecting manufacturers and wholesale sellers to wholesale buyers in China. They typically trade in apparel, general merchandise, accessories, home decoration, furnishing materials and packaging materials, among others. Sellers may purchase a China TrustPass membership for an annual subscription fee to list items on 1688.com, reach customers, provide quotations and transact on the marketplace without any additional charges. Paying members may also pay for additional services, such as premium data analytics and upgraded storefront management tools, as well as customer management services, such as P4P marketing services from the website and app. As of March 31, 2020, 1688.com had approximately 900,000 paying members.

Lingshoutong (零售通 )

Lingshoutong helps FMCG brands and their distributors connect directly with small retailers, primarily mom-and-pop stores, in China, by facilitating the digitalization of small retailers. With Lingshoutong’s commerce technologies and data insights, FMCG brands and distributors can distribute their products to small retailers efficiently and small retailers can offer broader selections of FMCG products to their customers, digitalize their offline operations, gain access to digital financing services facilitated by Ant Group and expand their scope of business, such as delivery of groceries to their consumers.

Retail Commerce – Cross-border and Global

In the twelve months ended March 31, 2020, Lazada, AliExpress, Trendyol and Daraz together served a total of more than 180 million annual active consumers overseas.

Lazada

We operate Lazada, a leading and fast-growing e-commerce platform in Southeast Asia for SMEs, regional and global brands. Lazada provides consumers with access to a broad range of offerings, serving over 70 million unique consumers in the twelve months ended March 31, 2020. We also believe Lazada runs one of the largest logistics networks in the region. More than 75% of Lazada’s parcels went through its own facilities or first-mile fleet during the same period.

In Indonesia, the largest economy in Southeast Asia according to the World Bank, we believe Lazada continues to gain market share. For the twelve months ended March 31, 2020, orders grew more than 170% year-on-year and we believe this outpaces the competition by a significant margin. Lazada continues to implement innovative consumer engagement strategies, backed by world-class technology from our digital economy. Lazada has seen large demand in particular in the apparel, accessories and FMCG categories, where AI recommendations and an efficient search engine have been key drivers for growth.

China Cross-border Business

Export Commerce: AliExpress and Tmall Taobao World

AliExpress is a global marketplace targeting consumers from around the world and enabling them to buy directly from manufacturers and distributors in China and around the world. In addition to the global English-language version, the AliExpress platform is also available in 17 other languages, including Russian, Portuguese, Spanish and French. Consumers can access the marketplace through the AliExpress app or its websites. Top consumer markets where AliExpress is popular are Russia, the United States, Brazil, Spain and France. AliExpress’ Russia business has been an important part of AliExpress’ business. To further implement our globalization strategies, in October 2019, we contributed AliExpress’ Russia business into AliExpress Russia Holding Pte. Ltd., an unconsolidated joint venture set up by us, Mail.ru Group, MegaFon and Russian Direct Investment Fund.

Tmall Taobao World, a Chinese-language e-commerce platform, allows overseas Chinese consumers to conveniently shop for products from China. By leveraging our commerce infrastructure, Tmall Taobao World aims to fulfill the shopping needs of tens of millions of overseas Chinese consumers.

Import Commerce: Tmall Global and Kaola

Tmall Global addresses increasing Chinese consumer demand for international products and brands. Tmall Global serves as the premier platform through which overseas brands and retailers reach Chinese consumers, build brand awareness and gain valuable consumer insights in forming their overall China strategy, without the need for physical operations in China. According to Analysys, Tmall Global was the largest import e-commerce platform in China in the twelve months ended March 31, 2020, in terms of GMV. In addition, Kaola operates an import e-commerce business under an independent app, with meaningful consumer mind-share in China. It offers high-quality imported products, premium services and an interactive shopping experience to consumers.

Wholesale Commerce – Cross-border and Global

Alibaba.com is China’s largest integrated international online wholesale marketplace in 2019 by revenue, according to Analysys. It connects Chinese and overseas suppliers to overseas wholesale buyers, who are typically trade agents, wholesalers, retailers, manufacturers and SMEs engaged in the import and export business, and provides sourcing, online transaction, digital marketing, digital supply chain fulfillment and financial services to them.

Sellers on Alibaba.com may purchase an annual Gold Supplier membership to reach customers, provide quotations and transact on the marketplace. Sellers may also purchase an upgraded membership package to receive value-added services such as upgraded storefront management tools and P4P services. In the twelve months ended March 31, 2020, over 20 million buyers from approximately 190 countries had sourced business opportunities or completed transactions at Alibaba.com. As of March 31, 2020, Alibaba.com had approximately 190,000 paying members from China and around the world.

Logistics Services

Through Cainiao Network, we are committed to further strengthening the capabilities of our global logistics network. Our logistics vision is to fulfill consumer orders within 24 hours in China and within 72 hours anywhere else in the world. To realize this vision, Cainiao Network continues to build and operates a global fulfillment network together with logistics partners. It offers domestic and international one-stop-shop logistics services and supply chain management solutions, addressing various logistics needs of merchants and consumers at scale.

Enhanced Point-to-Point Network and On-demand Delivery

Cainiao Network uses data insights and technology to digitalize the entire logistics process and empower logistics partners, thereby improving efficiency across the logistics value chain. For example, powered by large-scale computing and machine learning capabilities, Cainiao Network’s e-shipping label and value-added services optimize delivery routes and improve efficiencies for express delivery couriers, leading to more accurate and speedy delivery to consumers. As an important complement to the last-mile delivery network of Cainiao Network’s express delivery partners, Cainiao Network has also developed neighborhood delivery solutions with a combination of community and campus stations and residential self-pickup lockers, which we call Cainiao Post. Consumers can pick up packages from stations around urban communities, college campuses and smart pick-up lockers, as well as schedule a pickup to send packages within two hours after placing the order on the Cainiao Guoguo app. In addition, we also operate Fengniao Logistics, Ele.me’s local on-demand delivery network, to deliver food, beverages, groceries, among other products, to consumers on a timely basis.

Through technology innovation and open collaboration, Cainiao Network has strengthened its strategic partnership with major express delivery companies. As of March 31, 2020, Cainiao Network’s 12 strategic express courier partners employed over 1.6 million delivery personnel in more than 700 cities and 31 provinces in China, according to data provided by these partners. Collectively these partners operate more than 220,000 hubs and sorting stations as of March 31, 2020. For the twelve months ended March 31, 2020, Cainiao Network and its logistics partners enabled the delivery of approximately 29.5 billion packages that originated from our China retail marketplaces.

Scalable Fulfillment Network

The vast geographical area of China and wide distribution of Chinese consumers and merchants require a large and distributed logistics infrastructure. Cainiao Network has established a scalable fulfillment network that consists of fulfillment hubs at key strategic locations, package sorting and distribution centers, which are owned, leased or partnered with logistics partners. The fulfillment network is connected by Cainiao Network’s proprietary logistics data platform. To facilitate the execution of our New Retail strategy, Cainiao Network provides a full-fledged fulfillment network at provincial, city, and county levels to offer integrated supply chain management solutions to medium-sized and large brands and merchants. This network allows them to place inventory across multiple locations in advance based on sales forecasts to optimize supply chain efficiency and provide fast delivery to consumers.

International Logistics

Cainiao Network and the logistics arm of Lazada have developed a strong and growing network of assets and partners to support our cross-border and global retail commerce businesses (mainly Lazada, AliExpress and Tmall Taobao World). For example, from a China import standpoint, Cainiao Network is focused on developing cross-border fulfillment solutions for Tmall Global, utilizing a combination of bonded warehouses in China and direct shipment from markets outside mainland China.

Consumer Services

Our consumer services businesses consist of:

Ele.me (饿了么) (which means “Are you hungry?” in Chinese), a leading on-demand delivery and local services platform in China, enables consumers to use the Ele.me, Alipay, Taobao and Koubei mobile apps to order meals, snacks, beverages, fresh food and groceries online. In addition, Fengniao Logistics, our on-demand delivery network, is highly synergistic with our digital economy and provides last-mile logistics services to facilitate New Retail initiatives, including delivery services for Freshippo, as well as Alibaba Health.

Koubei, one of China’s leading restaurant and local services guide platforms for in-store consumption, provides targeted, data-driven marketing tools and integrated digital operational and store management services for restaurants and local services providers.

Ele.me and Koubei operate under a single management team. Our strategy is for the combined business to leverage our China retail marketplaces, Alipay and our data technology to expand our offerings from shopping to services, further tapping into new addressable markets for consumption in China. For the twelve months ended March 31, 2020, more than 40% of new transacting users on Ele.me were from Alipay.

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

Alibaba Health

Alibaba Health is our flagship vehicle for bringing innovative solutions to the pharmaceutical and healthcare industries. Alibaba Health engages in pharmaceutical and healthcare product sales business, establishes Internet healthcare platforms and explores digital health using cloud computing and big data technologies.

Cloud Computing

Alibaba Group is the world’s third largest and Asia Pacific’s largest Infrastructure as a Service provider by revenue in 2019 in U.S. dollars, according to Gartner’s April 2020 report (Source: Gartner, Market Share: IT Services, 2019, Dean Blackmore et al., April 13, 2020) (Asia Pacific refers to Mature Asia/Pacific, Greater China, Emerging Asia/Pacific and Japan, and market share refers to Infrastructure as a Service and Managed Services and Cloud Infrastructure Services). Alibaba Group is also China’s largest provider of public cloud services by revenue in 2019, including PaaS and IaaS services, according to IDC (Source: IDC Semiannual Public Cloud Services Tracker, 2019). The technologies that power Alibaba Cloud, the cloud computing business of Alibaba, grew out of our own need to operate at the massive scale and to address the complexity of our core commerce business, including related payments and logistics elements. In 2009, we founded Alibaba Cloud to make these technologies available to third-party customers.

Ahead of the 11.11 global shopping festival in 2019, Alibaba Cloud enabled the migration of the core systems of our e-commerce businesses onto our public cloud. Its public cloud infrastructure and technologies enabled us to process over 544,000 orders per second at peak and 970 petabytes of data without disruption for the full 24-hour period during the festival. This year’s shopping festival showcased the strength of our leading cybersecurity technology in the public cloud environment, which is a key priority of many of our public sector and industry customers. We believe the migration of the core systems of Alibaba’s e-commerce businesses onto the public cloud is a major milestone that not only is generating greater operating efficiencies for Alibaba but also will encourage more customers to adopt our public cloud infrastructure.

Alibaba Cloud offers a complete suite of cloud services to customers worldwide, including elastic computing, database, storage, network virtualization services, large-scale computing, security, management and application services, big data analytics, a machine learning platform and IoT services. Products that differentiate Alibaba Cloud from our domestic peers include proprietary security and middleware products, large-scale computing services and analytic capabilities supported by our big data analytics platform. These products not only enable customers to quickly build IT infrastructure services online without on-premises work, but also equip them with leading big data analytics capabilities, providing deep data insights by efficiently handling the complex computing tasks of hundreds of millions of data dimensions. We also operate data centers in multiple countries around the world.

As a major part of our partnership with the International Olympic Committee, we unveiled Alibaba Cloud sports-related intelligent capabilities, built on Alibaba Cloud’s high-performance infrastructure of world-class data centers, network virtualization services and market-leading security services, which integrate data intelligence and machine learning to re-define engagement between fans, organizers, venues and athletes.

Digital Media and Entertainment

Our digital media and entertainment business leverages our deep data insights to serve the broader interests of consumers through our key distribution platform, Youku, and through Alibaba Pictures and our other diverse content platforms that provide online videos, films, live events, news feeds, literature and music, among other areas.

Key Distribution Platform

Youku

Youku is the third largest online long-form video platform in China in terms of monthly active users in March 2020, according to QuestMobile. It enables users to search, view and share high-quality video content quickly and easily across multiple devices. The Youku brand is among the most-recognized online video brands in China.

Insights we gain from our retail commerce business and our proprietary data technology enable Youku to deliver relevant digital media and entertainment content to its users. At the same time, Youku helps drive customer loyalty to our core commerce business in the form of complementary content offerings for users. For example, a loyalty program member of our core commerce business can purchase a Youku membership at a preferential rate or be rewarded a membership free of charge. Youku is also the exclusive online video platform to live stream major events of our core commerce business such as the countdown gala celebration for the 11.11 global shopping festival, which is supported by interactive features to drive consumer engagement. In fiscal year 2020, Youku’s average daily paying subscribers increased by over 50% from the prior fiscal year.

Key Content Platforms

We offer a diverse range of digital media and entertainment content using a sustainable production and acquisition approach. First, we provide self-produced content. Second, we also jointly produce content through arrangements with studios that commission them to produce and distribute some or all of their content exclusively on our platforms. Third, we acquire rights to display content on our digital media and entertainment platforms pursuant to licensing agreements with rights holders. Last, we offer an open-platform on which user-generated content and professionally-generated content are generated and distributed. Our digital media and entertainment offerings include online videos, films, live events, news feeds, literature and music.

Alibaba Pictures is an Internet-driven integrated platform that covers content production, promotion and distribution, intellectual property licensing and integrated management, cinema ticketing management and data services for the entertainment industry. Alibaba Pictures was involved in the production, promotion and distribution of a number of highly popular films in the twelve months ended March 31, 2020. For example, the movie 1917 won the 2020 Oscar Academy Award for Best Cinematography, Best Visual Effects and Sound Mixing. The Captain, developed and published by Alibaba Pictures, has generated more than RMB2.9 billion in ticket sales since its opening in September 2019. Through Damai, a leading online ticketing platform for live events in China, we provide users with ticketing services for popular concerts, plays and sporting events. Shuqi is our online literature distribution and reading platform and it offers content for use in derivative works or tie-in entertainment. Our music platform provides music streaming and digital music online publishing services, as well as enabling the discovery and support of independent musicians.

Innovation Initiatives

Amap

Amap is the largest provider of mobile digital map, navigation and real-time traffic information in China by monthly active users in March 2020, according to QuestMobile. Amap leverages its big data-enabled digital mapping technology to empower major mobile apps across different industries including local services, ride-hailing service and social networking, which end users can access directly through Amap’s leading open platform in China. On October 1, 2019, the first day of the week-long National Day holiday in China, the Amap app achieved a record high of 118 million daily active users. In addition, Amap provides digital map data, navigation software and real-time traffic information to aftermarket consumers in China, international and domestic automobile manufacturers. Amap also empowers major platforms and infrastructural service providers in our digital economy, including our China retail marketplaces, Cainiao Network and Alipay.

DingTalk

DingTalk is our digital collaboration workplace that offers new ways of working, sharing and collaborating for modern enterprises and organizations, including schools and education institutions. Millions of enterprises and users use DingTalk to stay connected and work remotely.

DingTalk delivers the following value to enterprises and organizations.

●	Real-time Communication. DingTalk offers secure and reliable one-on-one and group communication, as well as audio and video conferencing, live streaming features, and integration with clients’ internal email system.
●	Digital Organization Management. DingTalk facilitates the digital transformation of the organizational management for enterprises and organizations.
●	Efficient Collaboration. DingTalk users have easy access to network collaboration tools including data storage, calendars, workflow management, and shared documents. DingTalk enables users to interact with anyone throughout the organization easily and improves management efficiency.
●	Operations Enhancement. On DingTalk, enterprise users are offered many applications and services to better manage businesses and relationships including identity and access management, office automation and CRM.
●	Vibrant Ecosystem. DingTalk’s open platform supports independent software developers and enterprise service providers to develop apps and services that are seamlessly integrated. DingTalk’s ecosystem also offers smart hardware for the workplace.

According to QuestMobile, DingTalk is the largest business efficiency app in China by monthly active users in March 2020.

Tmall Genie

Tmall Genie, our AI-powered smart speaker, is the No. 1 smart speaker in China by shipments in 2019, according to IDC (Source: IDC China Quarterly Smart Home Device Tracker, 2019). It connects our customers with services offered by digital economy participants in an interactive way. Tmall Genie is our gateway to link customers with new services and experiences to be generated by IoT and smart home appliances. It offers extensive content for families in order to broaden its user base and drive their engagement with their devices.

Ant Group – Financial Technology Services

Ant Group is a technology company that provides comprehensive digital payment services and offers digital financial services and digital daily life services for consumers and small and micro businesses, or SMBs, in China and across the world. It collaborates with global partners to bring sustainable, inclusive financial services to unserved and underserved users. Innovation has always been at the core of Ant Group’s fundamental philosophy, as it continuously pursues various new initiatives, including the commercial applications of blockchain. During the twelve months ended March 31, 2020, the number of global AAUs served by Ant Group and its nine local e-wallet partners reached approximately 1.3 billion. Ant Group is an unconsolidated related party in which we have held a 33% equity interest since September 2019.

China Platform

Through the Alipay app, Ant Group, together with its partners, primarily offers convenient digital payment and digital financial services, as well as a broad spectrum of digital daily life services to consumers and SMBs in China.

Digital Payment Services

Ant Group provides digital payment services to facilitate online and offline transactions, supports merchants to stay engaged with their customers and accelerates the digital transformation of merchants’ offline businesses. For the twelve months ended March 31, 2020, Ant Group experienced significant growth in payment transactions, which was predominantly driven by continuous expansion of user and merchant coverage, as well as higher transaction frequency. Ant Group continues to be the leader of the digital payment market, with credit payments becoming increasingly popular among its users.

Digital Financial Services

Ant Group facilitates a broad spectrum of digital financial services including wealth management, micro financing and insurance, primarily through partnerships with third-party financial institutions. During the twelve months ended March 31, 2020, the vast majority of Ant Group’s digital payment users were also digital financial services users. As these users stayed longer on the Alipay platform, their assets and liabilities managed through Ant Group continued to grow notably. For the twelve months ended March 31, 2020, digital financial services contributed more than 50% of Ant Group’s overall revenues. Digital financial services in China primarily consist of three categories:

●	Wealth management. Ant Group partners with financial institutions, such as fund management and insurance companies, to offer comprehensive wealth management products, including money market funds, fixed income products and equity investment products through Ant Fortune, its wealth management platform. As of March 31, 2020, Ant Fortune facilitated more than RMB4.0 trillion of assets under management for its partners.
●	Micro financing. Ant Group partners with banks and other lenders to provide small-amount, flexible-term credit services to consumers and SMBs. Through extensive technology and risk management capabilities, Ant Group enables its partners to deliver greater credit access to the unserved and underserved populations.
●	Insurance. Ant Group partners with insurance companies to provide a full suite of insurance product offerings, including innovative insurance products to meet users’ unserved insurance needs for e-commerce and other daily life use cases, as well as healthcare and life insurance products jointly developed with insurance company partners. For the twelve months ended March 31, 2020, total insurance premiums facilitated by Ant Group more than doubled compared to the same period in the prior year.

Globalization

Ant Group seeks to leverage its leading technology capabilities to serve global consumers and merchants. As of March 31, 2020, Ant Group had entered into strategic partnerships with nine local partners in Bangladesh, Hong Kong S.A.R., India, Indonesia, Korea, Malaysia, Pakistan, the Philippines and Thailand. It further advanced its global network initiatives to facilitate and optimize cross-border transactions, as well as to enable merchants to sell globally and consumers to buy globally. Ant Group’s global network is differentiated in that it is inclusive, fully digitalized, open and a techfin enabler. Ant Group continues to expand use cases to better serve its users. For example, foreign credit card holders can now utilize mobile payments in China through the Alipay app. Ant Group also provides one-stop payment solutions in online and offline cross-border use cases. For example, Apple’s iTunes Store now accepts mobile wallet payments from Ant Group’s local partners in Korea, the Philippines and Thailand; and Alipay Hong Kong wallet users are now able to make offline payments in several regions outside of Hong Kong.

Innovative Technology

Ant Group has pioneered various technology services, including the commercial application of blockchain. As of March 31, 2020, Ant Group’s proprietary blockchain technology had been applied to a wide range of commercial use cases, such as supply chain financing, product provenance as well as electronic bill issuance and circulations.

For additional details on our commercial relationship with Ant Group and Alipay, see “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Agreements and Transactions Related to Ant Group and Its Subsidiaries.”

Customer Services for China Retail Marketplaces

Our customer service representatives serve consumers and merchants on our marketplaces through telephone hotlines, real-time instant messaging and online inquiry systems. In addition, we provide service 24 hours a day, seven days a week through an AI chat robot. Merchants on our platforms serve their customers with commerce technologies and services we provide. By leveraging big data analytics, we facilitate the resolution of customer disputes, many of which are handled automatically by our system. The majority of disputes are handled in real-time.

With certain exceptions, consumers on our China retail marketplaces may return the purchased goods within seven days from receipt. Alipay’s escrow payment services ensure efficient refunds. In addition, for qualified consumers with good credit record, we may accelerate the refund procedure by making the refund payment upon the buyer’s submission of a refund application and proof of shipment for the returned goods.

Consumer Protection

We believe every consumer has the right to protection from false and misleading claims and harmful products. We encourage our merchants to make product quality a priority and have established various safeguard mechanisms. All Tmall merchants are required to contribute to and maintain a fund deposit for the benefit of consumers. Fund deposit requirements vary by product category and typically range from RMB10,000 to RMB1,000,000 per storefront. For Tmall Global merchants, the fund deposit requirement typically ranges from RMB50,000 to RMB800,000 for standard storefronts. In most circumstances, Taobao Marketplace merchants maintain individual fund deposit with minimum amounts ranging from RMB1,000 to RMB100,000. All Tmall and Taobao Marketplace merchants are required to sign agreements with us authorizing us to deduct fund deposit from their consumer protection fund accounts in the event of confirmed consumer claims. Merchants who have failed to maintain a minimum amount in their fund deposit are blocked from showing product listings in our P4P, recommendation feeds and search results, among others.

Many merchants on Tmall and Taobao Marketplace provide a larger deposit than required and make additional service commitments, such as expedited shipment, free maintenance for electronics and installation services for furniture purchases, to demonstrate to their customers their confidence in the quality of their services and products. In addition, Alipay’s escrow payment services offer consumers further protection by only releasing the relevant payment upon consumer confirming the receipt of the merchandise, unless specified otherwise.

Transaction Platform Safety Programs

Preserving the integrity of our marketplaces is fundamental to our business. We are committed to protecting intellectual property rights and eliminating counterfeit merchandise and fictitious activities. Infringement of intellectual property, both online and offline, is an industry-wide issue globally. By working with rights holders, trade associations and governments around the world, we have made significant progress in combating the issue of intellectual property rights infringement. As of March 31, 2020, there were over 250,000 brands on Tmall, including 80% of the consumer brands among the Forbes Top 100 World’s Most Valuable Brands for 2019, a demonstration of the trust these brands place in the integrity of our marketplaces.

Product Authenticity

We are committed to offering authentic, high-quality products across our marketplaces, including premium overseas products on Tmall Global, as well as grocery and daily consumption products on Tmall Supermarket. At the same time, we are proactive in partnering with rights holders and law enforcement authorities both online and offline to monitor product authenticity and protect intellectual property. We have called for collective efforts in the fight against counterfeiting that include stronger law enforcement measures and harsher penalties for those found to be engaged in criminal activities. In addition, we also initiate civil actions against counterfeiters using our platforms. In May 2019, Alibaba Group was awarded World Trademark Review’s Asia Pacific Team of the Year for its work in brand protection.

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

By leveraging our advanced technologies, as well as engaging in close collaboration with stakeholders, including rights holders, trade associations and government bodies, we have implemented the following best practices around a three-pronged strategy:

●	World-class notice-and-takedown system. We operate a rigorous notice-and-takedown system that allows rights holders to request the removal of potentially infringing listings from our platforms with ease via the Alibaba Intellectual Property Protection (IPP) portal. We also offer qualified rights holders a simplified takedown program pursuant to which we expedite claims and simplify evidentiary requirements.

●	Proactive monitoring powered by big data. We utilize our proprietary algorithms to proactively detect the presence of suspicious goods and remove them from our marketplaces without requiring the notice of a rights holder. To enable proactive monitoring at its best, we have developed the capability to perform real-time scanning of suspicious product specifications during a merchant’s listing creation process, which helps us prevent merchants from uploading infringing content in the first place. For example, we employ Optical Character Recognition (OCR) and logo recognition technologies to conduct text and logo detection on images used in product listings in order to detect the brands being sold and flag any potential issues. Our detection technology continuously improves through machine learning, which means we become quicker and more efficient at removing problematic products all the time. Furthermore, to support this effort, an increasing number of rights holders also contribute information about their products and online trends they observe so we can further optimize our algorithms and detection methods.
●	Offline enforcement. We also work closely with brands and law enforcement authorities to assist in their offline investigations against counterfeiting. With insights drawn from our data analytics, we help law enforcement authorities to identify manufacturers and dealers of suspicious goods so they can be brought to justice.

Alibaba Anti-Counterfeiting Alliance, or AACA

In January 2017, Alibaba, along with 30 domestic and international intellectual property rights holders, founded the AACA, the first alliance of its kind. Owners of famous global consumer brands, such as 3M, Amway, Ford, Johnson & Johnson, Mars, Procter & Gamble, and Spalding, have participated as founding members in the AACA. By March 31, 2020, AACA membership had expanded to 179 rights holder members, representing over 550 brands from 17 different countries and regions, and now encompasses 14 industries, such as electronics, automotive, pharmaceuticals and luxury goods, which regularly collaborate through Industry Working Groups, or IWGs.

Alibaba contributes its Internet technology to support the AACA through a number of cooperation programs that rights holders can opt into. The cooperation programs encourage rights holders, e-commerce platforms, and law enforcement agencies to work collaboratively to protect intellectual property rights through increased communication and the exchange of information. The AACA facilitates sharing of best practices among its members, as well as with wider society via educational programs for public bodies and consumers about the damage counterfeit products cause, including with respect to health, the environment and safety.

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

Combating Fictitious Transactions

We have and will continue to invest significant resources in protecting the trust and credit systems we have built on our marketplaces. Measures to prevent, detect and reduce the occurrence of fictitious transactions on our China retail marketplaces that we have implemented include:

●	requiring the use of merchants’ real identities when opening accounts;
●	analyzing transaction patterns to identify anomalies;
●	enabling consumers and merchants to report suspicious transactions;
●	maintaining a “blacklist” of merchants who have previously been involved in fictitious transactions; and

●	collaborating with law enforcement authorities to combat fictitious activities by merchants and websites and mobile apps that enable fictitious activities.

Penalties

We aim to protect consumers by excluding suspicious merchandise and fictitious transactions from ranking systems, credit systems and transaction volume statistics. When these activities are confirmed, we penalize the parties involved, based on the severity of the violation, through a number of means, including but not limited to:

●	permanently banning merchants from opening accounts on our marketplaces,
●	closing down storefronts,
●	limiting merchants’ ability to add listings, and/or
●	imposing restrictions on participation in promotional activities on our marketplaces.

Our Technology

Technology is key to our success in achieving efficiency, improving user experience, and enabling innovation. Our world-class proprietary technology supports peak order volumes of up to hundreds of thousands per second, delivers tens of billions of online marketing impressions per day, and enables tens of millions of merchants, brands and other businesses to conduct their operations efficiently and effectively. The uniqueness of our technology lies in the unparalleled large-scale application environment due to the scale of our businesses. By constantly applying our technology across our businesses, we generate knowledge and innovations that drive improvements and further technological development.

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

Key components of our technology include those described below:

Technology Infrastructure

Our data centers utilize leading technologies in distributed structure, innovative cooling techniques, distributed power technology and intelligent monitoring, and we believe our data centers are among the most efficient in the world as indicated by their better power utilization rates. The multi-region availability of our transaction system data centers provides scalability and stable redundancy.

Cloud Operating System

Apsara, our cloud computing operating system, is a proprietary general purpose distributed computing operating system that provides Alibaba Cloud customers and our core businesses with enhanced computing power to support their and our business growths in the new technology era.

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

Big Data Analytics Platform

We have developed a distributed data analytics platform that can efficiently handle the complex computing tasks of hundreds of petabytes of data per day, providing deep data insights capabilities to our businesses and our cloud computing customers. Our big data analytics platform includes: MaxCompute, a data storage and computing platform; Blink, a real-time data computing platform; an interactive analysis engine; Dataworks, a one-stop development platform; and OneData, a data integration and management system.

Artificial Intelligence

We believe we are one of the few companies in the world with a proprietary, distributed deep learning platform that has access to consumer insights across diverse businesses involving a rich variety of consumer experiences. As a result, we believe we are in a unique position to develop large-scale commercial use of AI. We have applied various AI technologies across our digital economy to enhance consumer experience and business operational efficiency. These enhancements include personalized search results and shopping recommendations empowered by deep learning and data analytics, speech recognition, image and video analysis technologies adopted in search functions, as well as intelligent customer service. In addition, our AI capabilities enable us to introduce innovative products, such as Tmall Genie, our AI-powered smart speaker.

Internet of Things

We are engaged in the development of a wide range of IoT technologies, such as PaaS, microchip design and development framework, operating systems and cloud computing capabilities for retail, logistics, community, home, mobile, public and industrial applications. Our IoT PaaS and data allow hardware to work in more application scenarios and solutions as well as applications to have more hardware options.

Security

We have established a comprehensive situational awareness and security system that spans across our entire infrastructure and business systems, covering our hardware, systems, network, apps, data services and end users. Our back-end security system handles hundreds of millions of instances of malicious attacks each day to provide effective security for our commerce and cloud platforms.

Sales and Marketing

As Taobao Marketplace is China’s largest mobile commerce destination, with a large and growing social community and an exceptionally wide range of product offerings, and Tmall is the world’s largest third-party online and mobile commerce platform for brands and retailers, we have wide consumer recognition of our brands and enjoy significant organic traffic through word-of-mouth. We believe the reputation and ubiquitous awareness of our brands and platforms in China and, increasingly, abroad provide us with the best and most cost-efficient marketing channel. In addition, we also use other marketing initiatives to promote our platforms. In January 2017, we launched a historic long-term partnership with the International Olympic Committee that will last through 2028. Joining The Olympic Partner worldwide sponsorship program, Alibaba has become the official “E-Commerce Services” Partner and “Cloud Services” Partner and a founding partner of the Olympic Channel through the 2028 Games in Los Angeles. During the most recent fiscal year, we increased our marketing efforts, such as a highly coordinated marketing and promotional campaign for the 11.11 global shopping festival, to expand our user base. We expect to continue to leverage our resources in future marketing activities. We also expect to enhance our monetization capability through leveraging our data technologies to develop and offer more personalized and innovative services, so as to improve customer experience and wallet share. Furthermore, our major business segments and other elements in our digital economy provide synergetic advantages and create cross-promotional opportunities. For example, the large number of consumers on our marketplaces attracts a large number of merchants who become customers for our online marketing services, while an increasing number of key opinion leaders are actively producing content to engage with consumers and fans on our platforms, thereby driving revenue for merchants, brands and retailers.

Socially Responsible Mindset

At Alibaba, we believe acting in a socially responsible way is an integral part of our business model. Since our company was founded in 1999, we have been highly committed to supporting and participating in charitable and socially responsible projects that align with our core values and mission, and to establishing an inclusive technology-driven digital economy to extend the benefits of our technological capabilities to the community at large.

Our major corporate social responsibility initiatives include:

Alibaba Digital Economy Goes “All-in” to Fight the COVID-19 Pandemic

Given the scale of our digital economy and the capabilities of our technology platforms, we believe that we should play an active role in China and globally to assist public organizations, businesses and individuals during times of crisis. We had dedicated over RMB3.3 billion in value of funds and other benefits as of March 31, 2020 to support the fight against the pandemic in China and around the world, of which over RMB2.0 billion was used for procurement and transportation of medical equipment and the development of vaccines. At the same time, we are bringing together the power of our digital economy to go “all-in” to support the recovery of the economy and social life, standing arm-in-arm with SMEs and providing support to them during this challenging time.

During the pandemic, approximately 10,000 of our employees participated in initiatives related to fighting COVID-19, of which employees 40% are engineers, who used their technological skills in virus prevention and business recovery-related initiatives.

Procure, Donate and Transport Medical Supplies Through Collaborative Efforts Across Multiple Businesses

Since January 2020, employees from across many of our businesses, including Alibaba.com, 1688.com, Lazada, Tmall Global, and Tmall Supermarket, have worked collaboratively to procure medical supplies globally and delivered them to those in need, including frontline medical staff in China and around the world.

As of June 30, 2020, the Alibaba Foundation, Jack Ma Foundation and Joe and Clara Tsai Foundation had jointly donated over 200 million units of medical supplies to China and over 150 countries and regions, including all continents except Antarctica.

Cainiao Network has played an important role in facilitating the delivery of medical supplies. Cainiao Network, together with its global and China-based logistics partners, launched an initiative to transport medical supplies to China for free shortly after the lockdown in Wuhan started. As of March 31, 2020, we and our partners had delivered medical supplies to 200 hospitals and institutions in Hubei and other provinces in China. Furthermore, Cainiao Network also arranged chartered flights to deliver medical supplies from China to other countries, to alleviate shortages of medical supplies in affected areas.

Using Advanced Technology as a Force to Fight the COVID-19 Pandemic

We have established the Global MediXchange for Combating COVID-19 Platform, an online platform to facilitate stakeholders globally by sharing knowledge and technologies to battle the COVID-19 pandemic. Specifically, we have adopted a three-pronged approach to leverage our technological capabilities to help different stakeholders.

First, we believe it is essential to slow down the spread of the pandemic. Alibaba Cloud has made its computing power available for free to public research institutions to accelerate the discovery of drugs and vaccines. Furthermore, Alibaba Cloud has offered cloud-based AI technology applications developed by our DAMO Academy, such as CT Image Analytics Solution to improve COVID-19 testing accuracy and detection efficiency, Epidemic Prediction Solution model to predict size, peak time and duration of the epidemic in particular regions, and Genome Sequencing Solution to accelerate COVID-19 diagnosis. We have been working with local partners, hospitals and global research institutions to customize these applications.

Second, we believe it is important to share lessons learned from China’s COVID-19 battle with frontline medical professionals around the world. Based on our partnership with several hospitals in China, as of June 30, 2020, we had published nine handbooks in multiple languages with topics ranging from treatment and prevention of COVID-19 to construction of emergency hospitals. Furthermore, Alibaba Cloud and DingTalk have facilitated real-time conversations between doctors in China and medical professionals in other countries through livestream or video conferences.

Third, we have used technology to bring education to students while schools are closed during the pandemic. DingTalk, recognized by The United Nations Educational, Scientific and Cultural Organization as a digital learning solution, launched an Online Classroom initiative shortly after China postponed the start of the new academic semester in January 2020. This initiative has provided schools with free digital tools, such as live streaming, online examinations and grading features. DingTalk’s user base expanded significantly in the education sector as a result. In March 2020, DingTalk facilitated an average of over one million active classroom sessions each workday.

Supporting Locals at Severely-impacted Locations and Businesses Affected by COVID-19

To support the community in Wuhan, Hubei Province, Freshippo, Lingshoutong and Ele.me continued to operate throughout the lockdown in Wuhan. Our businesses ensured there were sufficient groceries and daily necessities for the public, who were quarantined at home for nearly two months.

We believe it is important to focus on customer needs and problems during this difficult period. Starting in February 2020, together with Ant Group, we implemented a comprehensive set of financial and business support measures, including interest-free working capital loans and exempting a portion of annual services fees for 2020 for Tmall merchants to help alleviate near-term challenges faced by our customers and partners. In April 2020, we launched our “2020 Spring Thunder” initiatives to help export-focused SMEs expand into new markets through AliExpress, Lazada and Tmall Taobao World; develop digitalized manufacturing clusters; accelerate the digital transformation of China’s agriculture sector and continue to help alleviate financing challenges faced by SMEs by working with Ant Group and its partners.

We will continue to deploy the power of commerce and technologies that we have harnessed over the past 20 years to play a part in resolving key challenges in our societies.

Creating Job Opportunities and Enabling Small Businesses

The breadth of our digital economy and the range of service providers needed within it create substantial employment opportunities. In addition to providing direct business and job opportunities for merchants, our digital economy has created new opportunities for service providers in logistics, marketing, consulting, operations outsourcing, training, services and other online and mobile commerce professions. According to a report published in 2019 by China’s Renmin University, we contributed to the creation of about 40 million direct and indirect job opportunities in China via our China retail marketplaces alone. Similarly, the international expansion of our business also creates job opportunities by enabling merchants from different parts of the world to do business online.

With the power of new digital technologies, our platforms have leveled the playing fields for businesses in many respects, helping to foster an inclusive economy where everyone and SMEs can thrive and prosper. The digital economy has enhanced the varieties and diversification of scenarios for employment and women can obtain more inclusive employment opportunities. Female sellers represented approximately half of the sellers who had one or more orders confirmed by a consumer on our China retail marketplaces in fiscal year 2020, as declared by these sellers.

Supporting Poverty Relief and Rural Development in China

We are committed to contributing to China’s poverty relief initiatives. Apart from using our own resources, we also leverage our platforms’ reach to maximize our influence and our technological capabilities to increase the efficiency of these initiatives.

In December 2017, we launched the Alibaba Poverty Relief Foundation that focuses on education, rural commerce advancement, women empowerment, healthcare and environmental sustainability. We aim to leverage the power of our digital economy to discover sustainable and replicable ways to work with impoverished communities to break the poverty cycle. To advance rural commerce, we sent eleven employees as “poverty relief ambassadors” to be stationed in impoverished counties over a period of time to build commerce capabilities for local villagers. To reduce intergenerational poverty through better healthcare, we had provided health insurance to cover major illnesses to over four million people in over 70 impoverished counties for twelve months ending December 31, 2019. To empower women, we have developed a comprehensive insurance plan that covers women’s education, pregnancy and illness in impoverished counties, affording young women opportunities to be educated without worrying about their families’ financial situation.

Contributing to Environmental Sustainability

We are committed to raising public awareness of environmental issues and promoting an eco-friendly mindset among the public. In 2011, we established the Alibaba Foundation, a charity fund that primarily focuses on supporting environmental protection in China. The Alibaba Foundation has provided capital and technical support for environmental conservation and natural environment education projects, including funding to protect China’s drinking water sources and to promote the development of the environmental protection industry.

We also work with enterprises to implement environmentally-sustainable business models across various sectors, such as manufacturing, retail, logistics and cloud computing. The technology of Alibaba Cloud not only helps enterprises reduce their need for computing hardware, but also promotes environmental sustainability. For example, we launched a data center featuring an innovative cooling system that uses fresh water from a nearby lake to reduce energy consumption.

Furthermore, Cainiao Network actively spearheads and promotes “green” initiatives with its courier partners and within our digital economy. Key initiatives include “green packages” and “green delivery.” “Green packages” refers to promoting the use of biologically degradable courier bags and reusable packages, minimizing repackaging of products and using algorithms to optimize package size and materials used. These measures contribute to reducing the amounts of materials needed for packaging. Cainiao Network further promotes “green delivery” not only through the use of electric delivery vehicles, but also through its neighborhood delivery solutions and fully-fledged multi-location fulfillment network. These measures significantly shorten the package delivery distances from warehouses, thereby reducing the carbon footprint of the logistics industry.

Charitable Contributions and Community Service

We have consistently been active, and also have always encouraged our employees to be active, in participating in community service.

Since 2010, we have established a special fund to encourage environmental awareness and conservation as well as other corporate social responsibility initiatives. In addition, since September 2015, we have encouraged our employees to perform a minimum of three hours of community service every year. In fiscal year 2020, the partners of the Alibaba Partnership performed an average of 44 hours of community service.

“Reunion,” a platform that our employees created during their free time, connects our mobile apps and our partners’ mobile apps to help locate missing children across China. Since its initial launch in May 2016 and up to May 15, 2020, “Reunion” has helped law enforcement authorities solve 98.2% of cases of missing children announced through the platform, successfully finding over 4,300 children.

Over the years, Alibaba partners have initiated five charity foundations which support various social needs. For example, the “Hupan Modou” (湖畔魔豆) charity foundation, established by twelve female partners from the Alibaba Partnership, is a charity that supports mothers to provide systematic parenting skills to children in rural China, allowing their children to have equitable development opportunities. In 2019, the fund established 23 parenting and childcare education centers and service stations for parents with children under the age of three in Ningshan County, an impoverished county in Shaanxi Province, China. We have successfully replicated this model to another impoverished county in Shaanxi Province.

We also leverage our digital economy to extend the reach of our charitable initiatives and encourage merchants, consumers and other digital economy participants to engage in community service. For instance, in support of the United Nation’s annual International Day of Charity on September 5 each year, we hosted the “95 Philanthropy Week,” where we initiated multiple public charity activities.

Charitable organizations can also set up storefronts on our marketplaces to raise funds and engage with volunteers. Merchants on China retail marketplaces and Tmall Global can designate a percentage of their sales proceeds generated on our platforms to go to charitable organizations. Consumers can contribute to charitable causes by purchasing public interest products, participating in charity auctions hosted on our platforms or directly making donations. Through our China retail marketplaces, we supported over 2.5 million merchants and over 480 million users to participate in funding domestic and overseas charitable projects and enabled charitable organizations to raise approximately RMB610 million in fiscal year 2020, which benefited over 6 million disadvantaged people.

Competition

We face competition principally from established Chinese Internet companies, such as Tencent, and their respective affiliates, global and regional e-commerce players, cloud computing service providers, such as Amazon, and digital media and entertainment providers. Although foreign e-commerce companies currently have a limited presence in China, we face significant competition from them in the areas of cross-border commerce. These competitors generate significant traffic and have established strong brand recognition, robust technological capabilities and significant financial resources. The areas in which we compete primarily include:

●	Consumers – We compete to attract, engage and retain consumers based on the variety and value of products and services listed on our platforms, the engagement of digital media and entertainment content available on our platforms, the overall user experience of our products and services and the effectiveness of our consumer protection measures.
●	Merchants, Brands, Retailers and other Businesses – We compete to attract and retain merchants, brands and retailers based on the size and the engagement of consumers on our platforms and the effectiveness of our products and services to help them build brand awareness and engagement, acquire and retain customers, complete transactions, expand service capabilities, protect intellectual property rights and enhance operating efficiency. In addition, we compete to attract and retain businesses of different sizes across various industries based on the effectiveness of our cloud service offerings to help them enhance operating efficiency and realize their digitalization transformation ambitions.

●	Marketers – We compete to attract and retain marketers, publishers and demand side platforms operated by agencies based on the reach and engagement of our properties, the depth of our consumer insights and the effectiveness of our branding and marketing solutions.
●	Talent – We compete for motivated and capable talent, including engineers and product developers to build compelling apps, tools, and functions and to provide services for all participants in our digital economy.

As we acquire new businesses and expand into new industries and sectors, we face competition from major players in these industries and sectors. In addition, as we expand our businesses and operations into an increasing number of international markets, such as Southeast Asia, India and Russia, we increasingly face competition from domestic and international players operating in these markets. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Industry — If we are unable to compete effectively, our business, financial condition and results of operations would be materially and adversely affected.”

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

Regulation

We operate in an increasingly complex legal and regulatory environment. We and our key service provider, Ant Group, are subject to a variety of PRC and foreign laws, rules and regulations across a number of aspects of our business. As we have expanded our operations to other countries, we have become increasingly subject to applicable regulations in these jurisdictions. This section primarily summarizes the principal PRC laws, rules and regulations that we believe have the most significant impact on our business and operations within the PRC, because the PRC remains the country where we conduct the substantial majority of our business and generate the substantial majority of our revenues. Other jurisdictions where we conduct business have their own laws and regulations that cover many of the areas covered by PRC laws and regulations, but their focus, specifics and approaches may differ considerably. Areas in which we are subject to laws, rules and regulations outside of the PRC mainly include data protection and privacy, consumer protection, content regulation, intellectual property, competition, cross-border trade, taxation, anti-money laundering and anti-corruption. We may also face protectionist policies and regulatory scrutiny on national security grounds in foreign countries in which we conduct business or investment activities. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Industry — We and Ant Group are subject to a broad range of laws and regulations, and future laws and regulations may impose additional requirements and other obligations that could materially and adversely affect our business, financial condition and results of operations.”

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

The applicable PRC laws, rules and regulations governing value-added telecommunication services may change in the future. We may be required to obtain additional approvals, licenses and permits and to comply with any new regulatory requirements adopted from time to time. Moreover, substantial uncertainties exist with respect to the interpretation and implementation of these PRC laws, rules and regulations. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in the People’s Republic of China — There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations.”

Regulation of Telecommunications and Internet Information Services

Regulation of Telecommunication Services

Under the Telecommunications Regulations of the PRC, or the Telecommunications Regulations, promulgated on September 25, 2000 by the State Council of the PRC and most recently amended in February 2016, a telecommunication service provider in China must obtain an operating license from the MIIT, or its provincial counterparts. The Telecommunications Regulations categorize all telecommunication services in China as either basic telecommunications services or value-added telecommunications services. Our online and mobile commerce businesses, as well as Youku’s online video businesses, are classified as value-added telecommunications services. The Administrative Measures for Telecommunications Business Operating License, promulgated by the MIIT in September 2017, set forth more specific provisions regarding the types of licenses required to operate value-added telecommunications services, the qualifications and procedures for obtaining the licenses and the administration and supervision of these licenses.

Foreign investment in telecommunications businesses is governed by the PRC State Council’s Administrative Rules for Foreign Investment in Telecommunications Enterprises, or the Foreign Investment Telecommunications Rules, issued by the PRC State Council on December 11, 2001 and most recently amended in February 2016, under which a foreign investor’s beneficial equity ownership in an entity providing value-added telecommunications services in China is not permitted to exceed 50%. In addition, any major foreign investor holding equity interest in a business providing value-added telecommunications services in China must demonstrate a positive track record and experience in providing these services. Although the Negative List allows foreign investors to hold more than 50% equity interests in a value-added telecommunications service provider engaging in e-commerce, domestic multi-party communication, storage-and-forward and call center businesses, other requirements provided by the Foreign Investment Telecommunications Rules shall still apply.

The MIIT’s Notice Regarding Strengthening Administration of Foreign Investment in Operating Value-Added Telecommunication Businesses, or the MIIT Notice, issued on July 13, 2006 prohibits holders of these services licenses from leasing, transferring or selling their licenses in any form, or providing any resource, sites or facilities, to any foreign investors intending to conduct this type of businesses in China. In addition to restricting dealings with foreign investors, the MIIT Notice contains a number of detailed requirements applicable to holders of value-added telecommunications services licenses, including that license holders or their shareholders must directly own the domain names and trademarks used in their daily operations and each license holder must possess the necessary facilities for its approved business operations and maintain its facilities in the regions covered by its license, including maintaining its network and providing Internet security in accordance with the relevant regulatory standards. The MIIT or its provincial counterparts have the power to require corrective actions after they discover any non-compliance by license holders, and where license holders fail to take those steps, the MIIT or its provincial counterparts have the power to revoke the value-added telecommunications services licenses.

On December 28, 2016, the MIIT promulgated the Notice on Regulating Telecommunication Services Agreement Matters, or the Telecommunication Services Agreement Notice, which came into effect on February 1, 2017. According to the Telecommunication Services Agreement Notice, telecommunication service providers must require their users to present valid identification certificates and verify the users’ identification information before provision of services. Telecommunication service providers are not permitted to provide services to users with unverifiable identity or who decline identity verification.

Regulation of Internet Information Services

As a subsector of the telecommunications industry, Internet information services are regulated by the Administrative Measures on Internet Information Services, or the ICP Measures, promulgated on September 25, 2000 by the PRC State Council and amended on January 8, 2011. “Internet information services” are defined as services that provide information to online users through the Internet. Internet information service providers, also called ICPs, that provide commercial services are required to obtain an operating license from the MIIT or its provincial counterpart.

To the extent the Internet information services provided relate to certain matters, including news, publication, education or medical and healthcare (including pharmaceutical products and medical equipment), approvals or filings must also be obtained from the relevant industry regulators in accordance with the laws, rules and regulations governing those industries.

Regulation of Advertising Services

The principal regulations governing advertising businesses in China are:

●	the Advertising Law of the PRC (2018, as amended);
●	the Advertising Administrative Regulations (1987);
●	the Administrative Regulations on Internet Information Search Services (2016); and
●	the Internet Advertising Measures (2016).

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

On June 25, 2016, the Cyberspace Administration of China promulgated the Administrative Regulations on Internet Information Search Services, or the Internet Search Regulations, which came into effect on August 1, 2016. According to the Internet Search Regulations, Internet search service providers must verify paid-search service customers’ qualifications, limit the ratio of paid-search results on each web page, and clearly distinguish paid-search results from natural search results.

The Internet Advertising Measures, which were promulgated by the SAIC on July 4, 2016 and came into effect on September 1, 2016 set out, among other things, the following requirements for Internet advertising activities:

●	online advertisements for prescription medicine or tobacco are not allowed, while advertisements for special commodities or services such as medical treatment, pharmaceuticals, food for special medical purposes, medical instruments, agrochemicals, veterinary medicine and other health foods must be reviewed by competent authorities before online publication;
●	Internet advertisements must be visibly marked as “advertisement,” while paid-search results must be obviously distinguished from natural search results; and
●	Internet advertisements must not affect users’ normal use of the Internet; “pop-up ads” must be clearly marked with a “close” sign and be closable with one click; and no deceptive means may be used to lure users into clicking on advertisements.

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

Regulation of Online and Mobile Commerce

China’s online and mobile commerce industry is at an early stage of development and there are few PRC laws, regulations or rules specifically regulating this industry. The SAIC adopted the Administrative Measures for Online Trading on January 26, 2014, which became effective on March 15, 2014. On December 24, 2014, the MOFCOM promulgated the Provisions on the Procedures for Formulating Transaction Rules of Third Party Online Retail Platforms (Trial) to regulate the formulation, revision and enforcement of transaction rules for online retail marketplace platforms. These measures impose more stringent requirements and obligations on online trading or service operators as well as marketplace platform providers. For example, marketplace platform providers are obligated to make public and file their transaction rules with MOFCOM or its respective provincial counterparts, examine the legal status of each third-party merchant selling products or services on their platforms and display on a prominent location on a merchant’s web page the information stated in the merchant’s business license or a link to its business license, and group buying website operators must only allow a third-party merchant with a proper business license to sell products or services on their platforms. Where marketplace platform providers also act as online distributors, these marketplace platform providers must make a clear distinction between their online direct sales and sales of third-party merchant products on their marketplace platforms.

Since the promulgation of the Administrative Measures for Online Trading, the SAIC had issued a number of guidelines and implementing rules aimed at adding greater specificity to these regulations. The relevant governmental authorities continue to consider and issue guidelines and implementing rules, and we expect that regulation in this industry will further develop. For example, three PRC governmental authorities (the MOF, General Administration of Customs and STA) issued a notice on March 24, 2016 to regulate cross-border e-commerce trading which had experienced rapid growth in recent years. The New Tax Notice on Cross-Border E-commerce, which became effective on April 8, 2016, introduced the concept of the Cross-Border E-Commerce Retail Importation Goods Inventory, or the Cross-Border E-Commerce Goods Inventory, which is to be issued and updated by the three authorities together with other relevant authorities from time to time. Goods outside the scope of the Cross-Border E-commerce Goods Inventory will have no tax codes and be effectively removed from cross-border e-commerce platforms. The most recent version of the Cross-Border E-Commerce Goods Inventory was issued on November 20, 2018.

Cosmetics imported for the first time, nutrition supplements and other special food products required to be registered with the National Medical Products Administration, formerly known as State Drug Administration or State Food and Drug Administration, are excluded from the Cross-Border E-Commerce Goods Inventory and will not be able to be sold on the relevant cross-border e-commerce platforms. However, pursuant to a transition policy issued by the General Administration of Customs, goods that have been imported to or in transit to the bonded areas and special regulated areas of customs before April 8, 2016 can still be sold on the cross-border e-commerce platforms no matter whether these goods are included in the Cross-Border E-Commerce Goods Inventory or not. This transition policy was further extended to the end of 2018, during which period cross-border e-commerce retail import goods were to be temporarily regulated as personal items in certain pilot areas. On November 28, 2018, the MOFCOM, the NDRC, and the MOF jointly issued the Notice on Improving the Supervision over Cross-border E-commerce Retail Imports, which came into effect on January 1, 2019. According to this notice, the transitional policy continued to be adopted in 37 cross-border e-commerce pilot areas, which means the retail goods imported on cross-border e-commerce platforms will still be regulated as personal items, and the registration or filing requirements for goods imported for the first time will not apply, except for goods that are temporarily prohibited from being imported from epidemic areas and goods for which risk emergency response is initiated to address major risks in product quality and safety.

On August 31, 2018, the Standing Committee of the National People’s Congress promulgated the E-commerce Law, which came into effect on January 1, 2019. The E-commerce Law imposes a series of requirements on e-commerce operators including e-commerce platform operators, merchants operating on the platform and the individuals and entities carrying out business online. According to the E-commerce Law, e-commerce operators who provide search results based on consumers’ characteristics such as hobbies and consumption habits shall also provide consumers with options that are not targeted at their personal characteristics at the same time, respect and fairly protect the legitimate interests of the consumers. The E-commerce Law requires the e-commerce platform operators to, among other things, verify and register the identities, addresses, contacts and licenses of merchants who apply to provide goods or services on its platform, establish registration archives and update this information on a regular basis; submit the identification information of the merchants on its platform to market regulatory administrative authorities as required and remind the merchants to complete the registration with market regulatory administrative authorities; submit identification information and tax-related information to tax authorities as required in accordance with the laws and regulations regarding the administration of tax collection and remind the individual merchants to complete the tax registration; and establish intellectual property rights protection rules, and take necessary measures against infringement of intellectual property rights by merchants on its platform.

In addition, e-commerce platform operators are not allowed to impose unreasonable restrictions over or add unjustified conditions to transactions concluded on their platforms by merchants, or charge merchants operating on its platform any unreasonable fees.

According to the E-commerce Law, e-commerce platform operators are required to assume joint liability with the merchants and may be subject to warnings and fines up to RMB2,000,000 where (i) they fail to take necessary actions when they know or should have known that the products or services provided by the merchants on the platform do not meet personal and property security requirements, or otherwise infringe upon consumers’ legitimate rights; or (ii) they fail to take necessary actions, such as deleting and blocking information, disconnecting, terminating transactions and services, when they know or should have known that the merchants on the platform infringe upon the intellectual property rights of others. With respect to products or services affecting consumers’ health and safety, e-commerce platform operators will be held liable if they fail to review the qualifications of merchants or fail to safeguard the interests of consumers, and may be subject to warnings and fines up to RMB2,000,000.

Regulation of Mobile Apps

On June 28, 2016, the Cyberspace Administration of China promulgated the Regulations for the Administration of Mobile Internet Application Information Services, which came into effect on August 1, 2016, requiring ICPs who provide information services through mobile Internet applications, or “Apps,” to, among other things, verify the real identities of registered users through mobile phone numbers or other similar channels; establish and improve procedures for protection of user information; and establish and improve procedures for information content censorship.

If an ICP who provides information services through Apps violates these regulations, mobile app stores through which the ICP distributes its Apps may issue warnings, suspend the release of its Apps, or terminate the sale of its Apps, and/or report the violations to governmental authorities.

Regulation of Internet Content

The PRC government has promulgated measures relating to Internet content through various ministries and agencies, including the MIIT, the News Office of the PRC State Council, the Ministry of Culture and Tourism and the General Administration of Press and Publication. In addition to various approval and license requirements, these measures specifically prohibit Internet activities that result in the dissemination of any content that is found to contain pornography, promote gambling or violence, instigate crimes, undermine public morality or the cultural traditions of the PRC or compromise State security or secrets. ICPs must monitor and control the information posted on their websites. If any prohibited content is found, they must remove the content immediately, keep a record of it and report to the relevant authorities. If an ICP violates these measures, the PRC government may impose fines and revoke any relevant business operation licenses.

Regulations on Broadcasting Audio/Video Programs through the Internet

On December 20, 2007, the State Administration of Radio, Film, and Television, or the SARFT and the MIIT jointly issued the Rules for the Administration of Internet Audio and Video Program Services, commonly known as Circular 56, which came into effect on January 31, 2008 and was amended on August 28, 2015. Among other things, Circular 56 requires all online audio/video service providers to be either wholly state-owned or state-controlled. According to relevant official answers to press questions published on the SARFT’s website dated February 3, 2008, officials from the SARFT and the MIIT clarified that online audio/video service providers that already had been operating lawfully prior to the issuance of Circular 56 may re-register and continue to operate without becoming state-owned or controlled, provided that the providers have not engaged in any unlawful activities. This exemption will not be granted to online audio/video service providers established after Circular 56 was issued. These policies have been reflected in the Application Procedure for Audio/Video Program Transmission License.

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

On September 2, 2014, the GAPPRFT promulgated a Notice on Further Implementing the Relevant Provisions for the Administration of Broadcasting Foreign Films and TV dramas. The notice stresses that any foreign film or TV drama must have a License for Film Publication or a TV drama Issuance License before being broadcast online, and that the annual total number of foreign films and TV dramas broadcast by a website must not exceed 30% of the total amount of domestic films and TV dramas broadcast by the relevant website in the preceding year. Furthermore, online video operators are required to report their annual plans for the import of foreign films and TV dramas to the GAPPRFT before the end of the preceding year. If the online video operators’ import plans are approved, the samples, contracts, copyright certificates, plot summaries and other materials relevant to the foreign films and TV dramas are subject to further content examination before the issuance of Licenses for Film Publication or the TV drama Issuance Licenses. The notice also requires these online video operators to upload information about the foreign films and TV dramas to be broadcast to a unified platform for registration before March 31, 2015. Since April 1, 2015, unregistered foreign films and TV dramas are no longer allowed to be broadcast online.

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

Regulations on Internet Publication

The SARFT is responsible for nationwide supervision and administration of publishing activities in China. On February 4, 2016, the GAPPRFT, the SARFT’s predecessor, and the MIIT jointly promulgated the Online Publication Service Administration Rules, or the Online Publication Rules, which took effect on March 10, 2016.

Pursuant to the Online Publication Rules, an online publication service provider must obtain the Online Publication Service License from the GAPPRFT. The term “online publication service” is defined as the provision of online publications to the public through information networks. The term “online publications” is defined as digital works characteristic of publishing such as editing, production or processing provided to the public through information networks.

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

Regulations on Internet News Information Services

On May 2, 2017, the Cyberspace Administration issued the Administrative Provisions on Internet News Information Services, which came into effect on June 1, 2017 and define news information as reports and commentary on political, economic, military, diplomatic and other social and public affairs, as well as reports and commentary on emergency social events. Pursuant to these provisions, the Cyberspace Administration and its local counterparts replaced the PRC State Council Information Office as the government department in charge of supervision and administration of Internet news information. Furthermore, an ICP operator must obtain approval from the Cyberspace Administration in order to provide Internet news information services, including through websites, applications, forums, blogs, microblogs, public accounts, instant messaging tools, and webcasts.

Regulations on Internet Culture Activities

On February 17, 2011, the Ministry of Culture, the predecessor of the Ministry of Culture and Tourism, promulgated the Internet Culture Administration Tentative Measures, or the Internet Culture Measures, which was most recently amended in December 2017. The Internet Culture Measures require ICP operators engaging in “Internet culture activities” to obtain a permit from the Ministry of Culture and Tourism. The term “Internet culture activities” includes, among other things, online dissemination of Internet cultural products (such as audio-video products, gaming products, performances of plays or programs, works of art and cartoons) and the production, reproduction, importation, publication and broadcasting of Internet cultural products.

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

On December 25, 2001, the PRC State Council promulgated the Regulations for the Administration of Films, or the Film Regulations, which became effective on February 1, 2002. The Film Regulations set forth the general regulatory guidelines for China’s film industry and address practical issues with respect to production, censorship, distribution and screening. They also establish the SARFT as the sector’s regulatory authority, and serve as the foundation for all other legislation promulgated in this area. The Film Regulations provide the framework for an industry-wide licensing system operated by the SARFT, under which separate permits (and permit application procedures) apply.

Regulation of Express Delivery Services

The PRC Postal Law, which took effect in October 2009 and was most recently amended in 2015, sets forth the fundamental rules on the establishment and operation of an express delivery company. According to the Postal Law, an enterprise that operates and provides express delivery services is required to obtain a Courier Service Operation Permit. Pursuant to the Postal Law, “delivery” refers to delivery of correspondence, parcels, printed materials and other items to specific individuals or entities according to the names and addresses on the envelopes or packages, including mail acceptance, sorting, transportation, delivery, and “express delivery” refers to rapid mail “delivery” within a specified time limit.

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

On March 2, 2018, the PRC State Council promulgated the Provisional Regulations for Express Delivery, or the Provisional Regulations, which came into effect on May 1, 2018 and was amended on March 2, 2019. The Provisional Regulations reiterate that a company operating express delivery services must obtain the Courier Service Operation Permit and sets forth specific rules and security requirements for express delivery operations.

Regulation of Internet Security

The Decision in Relation to Protection of Internet Security enacted by the Standing Committee of the National People’s Congress of China on December 28, 2000, as amended, provides that the following activities conducted through the Internet are subject to criminal punishment:

●	gaining improper entry into a computer or system of strategic importance;
●	disseminating politically disruptive information or obscenities;
●	leaking State secrets;
●	spreading false commercial information; or
●	infringing intellectual property rights.

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

Internet security in China is also regulated and restricted from a national security standpoint. On July 1, 2015, the National People’s Congress Standing Committee promulgated the National Security Law, which took effect on the same date and replaced the former National Security Law promulgated in 1993. According to the National Security Law, the state shall ensure that the information system and data in important areas are secure and controllable. In addition, according to the National Security Law, the state shall establish national security review and supervision institutions and mechanisms, and conduct national security reviews of key technologies and IT products and services that affect or may affect national security. There are uncertainties on how the National Security Law will be implemented in practice.

On November 7, 2016, the National People’s Congress Standing Committee promulgated the Cybersecurity Law, which came into effect on June 1, 2017, and applies to the construction, operation, maintenance and use of networks as well as the supervision and administration of cybersecurity in China. The Cybersecurity Law defines “networks” as systems that are composed of computers or other information terminals and relevant facilities used for the purpose of collecting, storing, transmitting, exchanging and processing information in accordance with certain rules and procedures. “Network operators,” who are broadly defined as owners and administrators of networks and network service providers, are subject to various security protection-related obligations including:

●	complying with security protection obligations in accordance with tiered cybersecurity system’s protection requirements, which include formulating internal security management rules and manual, appointing cybersecurity responsible personnel, adopting technical measures to prevent computer viruses and cybersecurity endangering activities, adopting technical measures to monitor and record network operation status, cybersecurity events, retaining user logs for at least six months and adopting measures such as data classification, key data backup and encryption, for the purpose of securing networks from interference, vandalism, or unauthorized visit and preventing network data from leakage, theft or tampering;
●	verifying user’s identities before signing agreements or providing services such as network access, domain name registration, landline telephone or mobile phone access, information publishing or real-time communication services;
●	formulating cybersecurity emergency response plans, timely handling security risks, initiating emergency response plans, taking appropriate remedial measures and reporting to regulatory authorities; and
●	providing technical assistance and support for public security and national security authorities for protection of national security and criminal investigations in accordance with the law.

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

On May 2, 2017, the Cyberspace Administration issued the Measures for Security Review of Cyber Products and Services, or the Cybersecurity Review Measures, which came into effect on June 1, 2017. According to the Cybersecurity Review Measures, the following cyber products and services are subject to cybersecurity review:

●	important cyber products and services purchased by networks and information systems related to national security; and
●	the purchase of cyber products and services by operators of critical information infrastructure in important industries and fields such as public communications and information services, energy, transportation, water resources, finance, public service and electronic administration, and other critical information infrastructure, which may affect national security.

The Cyberspace Administration is responsible for organizing and implementing cybersecurity reviews, while the competent departments in key industries such as finance, telecommunications, energy and transport shall be responsible for organizing and implementing security review of cyber products and services in their respective industries or fields.

On November 15, 2018, the Cyberspace Administration issued the Provisions on Security Assessment of the Internet Information Services with Public Opinion Attributes or Social Mobilization Capacity, which came into effect on November 30, 2018. The provisions require ICPs to conduct security assessments on their Internet information services if their services include forums, blogs, microblogs, chat rooms, communication groups, public accounts, short-form videos, online live streaming, information sharing, mini programs or other functions that provide channels for the public to express opinions or have the capability of mobilizing the public to engage in specific activities. ICPs must conduct self-assessment on, among other things, the legality of new technology involved in the services and the effectiveness of security risk prevention measures, and file the assessment report with the local competent cyberspace administration authority and public security authority.

Regulation of Privacy Protection

Under the ICP Measures, ICPs are prohibited from producing, copying, publishing or distributing information that is humiliating or defamatory to others or that infringes upon the lawful rights and interests of others.

Depending on the nature of the violation, ICPs may face criminal charges or sanctions by PRC public security authorities for these acts, and may be ordered to suspend temporarily their services or have their licenses revoked.

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

In addition, the Decision on Strengthening Network Information Protection promulgated by the Standing Committee of the National People’s Congress on December 28, 2012 emphasizes the need to protect electronic information that contains individual identification information and other private data. The decision requires ICPs to establish and publish policies regarding the collection and use of personal electronic information and to take necessary measures to ensure the security of the information and to prevent leakage, damage or loss. Furthermore, MIIT’s Rules on Protection of Personal Information of Telecommunications and Internet Users promulgated on July 16, 2013 contain detailed requirements on the use and collection of personal information as well as the security measures to be taken by ICPs.

The PRC government retains the power and authority to order ICPs to provide an Internet user’s personal information if a user posts any prohibited content or engages in any illegal activities through the Internet.

According to the Cybersecurity Law, individuals may request that network operators make corrections to or delete their personal information in case the information is wrong or was collected or used beyond an individuals’ agreement with network operators.

Regulation of Consumer Protection

Our online and mobile commerce business is subject to a variety of consumer protection laws, including the PRC Consumer Rights and Interests Protection Law, as amended and effective as of March 15, 2014, and the Administrative Measures for Online Trading, both of which have imposed stringent requirements and obligations on business operators, including Internet business operators and platform service providers like us. For example, consumers are entitled to return goods purchased online, subject to certain exceptions, within seven days upon receipt of goods for no reason. On January 6, 2017, the SAIC issued the Interim Measures for No Reason Return of Online Purchased Commodities within Seven Days, which came into effect on March 15, 2017, further clarifying the scope of consumers’ rights to make returns without a reason, including exceptions, return procedures and online marketplace platform providers’ responsibility to formulate seven-day no-reason return rules and related consumer protection systems, and supervise the merchants for compliance with these rules. To ensure that merchants and service providers comply with these laws and regulations, we, as platform operators, are required to implement rules governing transactions on our platform, monitor the information posted by merchants and service providers, and report any violations by merchants or service providers to the relevant authorities. In addition, online marketplace platform providers may, pursuant to PRC consumer protection laws, be subject to liabilities if the lawful rights and interests of consumers are infringed in connection with consumers’ purchase of goods or acceptance of services on online marketplace platforms and the platform service providers fail to provide consumers with the contact information of the merchant or manufacturer. In addition, platform service providers may be jointly and severally liable with merchants and manufacturers if they are aware or should be aware that the merchant or manufacturer is using the online platform to infringe upon the lawful rights and interests of consumers and fail to take measures necessary to prevent or stop this activity.

Failure to comply with these consumer protection laws could subject us to administrative sanctions, such as the issuance of a warning, confiscation of illegal income, imposition of a fine, an order to cease business operations, revocation of business licenses, as well as potential civil or criminal liabilities.

Regulation of Pricing

In China, the prices of a very small number of products and services are guided or fixed by the government. According to the PRC Pricing Law, business operators must, as required by the government departments in charge of pricing, mark the prices explicitly and indicate the name, production origin, specifications, and other related particulars clearly. Business operators may not sell products at a premium or charge any fees that are not explicitly indicated. Business operators must not commit the specified unlawful pricing activities, such as colluding with others to manipulate the market price, providing fraudulent discounted price information, using false or misleading prices to deceive consumers to transact, or conducting price discrimination against other business operators. Failure to comply with the Pricing Law or other rules or regulations on pricing may subject business operators to administrative sanctions such as warning, orders to cease unlawful activities, payment of compensation to consumers, confiscation of illegal gains, and/or fines. The business operators may be ordered to suspend business for rectification, or have their business licenses revoked if the circumstances are severe. Merchants on Tmall and Taobao Marketplace undertake the primary obligation under the Pricing Law. However, in some cases, we have been and may in the future be held liable and be subject to fines or other penalties if the authorities determine that, as the platform operator, our guidance for platform-wide promotional activities resulted in unlawful pricing activities by the merchants on our platforms or if the pricing information we provided for platform-wide promotional activities was determined to be untrue or misleading.

Other Regulations

Regulation of Foreign Investment

On March 15, 2019, the National People’s Congress promulgated the 2019 PRC Foreign Investment Law, which became effective on January 1, 2020 and replaced the major former laws and regulations governing foreign investment in the PRC. Pursuant to the 2019 PRC Foreign Investment Law, “foreign investments” refer to investment activities conducted by foreign investors directly or “indirectly” in the PRC, which include any of the following circumstances: (i) foreign investors setting up foreign-invested enterprises in the PRC solely or jointly with other investors, (ii) foreign investors obtaining shares, equity interests, property portions or other similar rights and interests of enterprises within the PRC, (iii) foreign investors investing in new projects in the PRC solely or jointly with other investors, and (iv) investment of other methods as specified in laws, administrative regulations, or as stipulated by the PRC State Council.

According to 2019 PRC Foreign Investment Law and its implementing rules, China adopts a system of pre-entry national treatment plus negative list with respect to foreign investment administration, and the negative list will be proposed by the competent investment department of the PRC State Council in conjunction with the competent commerce department of the PRC State Council and other relevant departments, and be reported to the PRC State Council for promulgation, or be promulgated by the competent investment department or competent commerce department of the PRC State Council after being reported to the PRC State Council for approval. Foreign investment beyond the negative list will be granted national treatment. Foreign investors shall not invest in the prohibited industries as specified in the negative list, while foreign investment must satisfy certain conditions stipulated in the negative list for investment in the restricted industries. The current industry entry clearance requirements governing investment activities in the PRC by foreign investors are set out in two categories, namely the Negative List and the Encouraged Industry Catalogue for Foreign Investment (2019 version), or the 2019 Encouraged Industry Catalogue, both of which were promulgated by the NDRC and the MOFCOM and took effect in July 2019. Industries not listed in these two categories are generally deemed “permitted” for foreign investment unless otherwise restricted by other PRC laws. Among our major subsidiaries, Taobao (China) Software Co., Ltd., Zhejiang Tmall Technology Co., Ltd., Zhejiang Alibaba Cloud Computing Ltd., Alibaba (Beijing) Software Services Co., Ltd. and Beijing Youku Technology Co., Ltd. are registered in China and mainly engaged in software development, technical services and consultations, and Hangzhou Cainiao Supply Chain Management Co., Ltd. is also registered in China and mainly engaged in logistics services and supply chain solutions, all of which fall into the encouraged or permitted category. These major subsidiaries have obtained all material approvals required for their business operations. The Negative List does not apply to our major subsidiaries that are registered and domiciled in Hong Kong S.A.R., the British Virgin Islands or the Cayman Islands, and operate outside of China. The businesses of our other PRC subsidiaries – including PRC subsidiaries of our major subsidiaries – are generally software development, technical services and consulting, which fall into the encouraged or permitted category. Industries such as value-added telecommunication services, including Internet information services, are generally restricted to foreign investment pursuant to the Negative List. We conduct business operations that are restricted or prohibited to foreign investment through our variable interest entities.

Regulation of Anti-counterfeiting

According to the Trademark Law of the PRC, counterfeit or unauthorized production of the label of another person’s registered trademark, or sale of any label that is counterfeited or produced without authorization will be deemed as an infringement of the exclusive right to use a registered trademark. The infringing party will be ordered to cease infringement immediately, a fine may be imposed and the counterfeit goods will be confiscated. The infringing party may also be held liable for damages suffered by the owner of the intellectual property rights, which will be equal to the gains obtained by the infringing party or the losses suffered by the owner as a result of the infringement, including reasonable expenses incurred by the owner in connection with enforcing its rights.

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

In addition, under the Administrative Measures for Online Trading issued by the SAIC on January 26, 2014, as an operator of an online trading platform, we must adopt measures to ensure safe online transactions, protect consumers’ rights and prevent trademark infringement.

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

The EIT Law and its implementation rules permit certain High and New Technologies Enterprises, or HNTEs, to enjoy a reduced 15% enterprise income tax rate if they meet certain criteria and are officially acknowledged. In addition, the relevant EIT laws and regulations also provide that entities recognized as Software Enterprises are able to enjoy a tax holiday consisting of a two-year-exemption commencing from their first profitable calendar year and a 50% reduction in ordinary tax rate for the following three calendar years. Entities qualified as Key Software Enterprises can enjoy a preferential EIT rate of 10%. A number of our PRC subsidiaries and operating entities enjoy these types of preferential tax treatment.

PRC Business Tax and VAT

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

From May 1, 2016, VAT replaced business tax in all industries on a nationwide basis. On November 19, 2017, the PRC State Council further amended the Interim Regulation of the People’s Republic of China on Value Added Tax to reflect the normalization of the pilot program. A VAT rate of 6% applies to revenue derived from the provision of certain services. Unlike business tax, a taxpayer is allowed to offset the qualified input VAT paid on taxable purchases against the output VAT chargeable on the revenue from services provided.

On March 20, 2019, the MOF, the STA and the General Administration of Customs issued the Announcement on Policies for Deepening the VAT Reform, or Announcement 39, which came into effect on April 1, 2019, to further slash VAT rates. According to Announcement 39, (i) the 16% or 10% VAT previously imposed on sales and imports by general VAT taxpayers is reduced to 13% or 9% respectively; (ii) the 10% purchase VAT credit rate allowed for the procured agricultural products is reduced to 9%; (iii) the 13% purchase VAT credit rate allowed for the agricultural products procured for production or commissioned processing is reduced to 10%; and (iv) the 16% or 10% export VAT refund rate previously granted to the exportation of goods or labor services is reduced to 13% or 9%, respectively.

PRC Import Tax

Consumer goods imported through cross-border e-commerce platforms used to be characterized as “personal baggage or postal articles” under the Notice on Pilot Program for Bonded Import of Online Shopping Goods Through Cross-Border E-Commerce Services issued by PRC General Administration of Customs on March 4, 2014. A personal baggage/postal articles tax, whose rates included 10%, 20%, 30% and 50% applicable to different goods, was levied and collected on the imported goods before they were released from the customs for delivery to Chinese consumers. Tax exemption was available if the tax amount due was less than RMB50. In general, if a purchase order exceeded RMB1,000, the goods contained in that purchase order could no longer be characterized as “personal baggage or postal articles”; instead, they would be regarded as “normal goods” and be subject to VAT, consumption tax and tariff applicable to normal goods.

The above-mentioned notice was abolished pursuant to the New Tax Notice on Cross-Border E-commerce which took effect on April 8, 2016. From then on, the goods imported through cross-border e-commerce platforms have been treated as normal goods subject to VAT, consumption tax and tariff. In general, a VAT at the rate of 17% (before May 1, 2018) or 16% (from May 1, 2018 to March 31, 2019) or 13% (from April 1, 2019 onwards) is levied on most goods imported via cross-border e-commerce platforms and a 15% consumption tax on high-end cosmetics, while no consumption tax is levied on skin care products, maternity and baby care products. As a preferential tax treatment, the Notice on Improving the Tax Policies on Cross-Border E-Commerce Retail Imports, which was issued on November 29, 2018 and took effect on January 1, 2019 provides that, if the goods imported through cross-border e-commerce platforms are within the quota of RMB5,000 per purchase order and RMB26,000 per year per buyer, there is a 30% discount off the applicable VAT and the consumption tax, and the tariff is waived.

PRC Export Tax

According to the Notice on the Taxation Policies for Cross-border E-Commerce Retail Export, or the E-Commerce Export Taxation Notice, which was jointly issued by the MOF and the STA and took effect as of January 1, 2014, an e-commerce export enterprise may be exempt from or refunded with consumption tax and VAT upon satisfaction of certain conditions or requirements under such notice. However, third-party e-commerce platforms providing transaction services for e-commerce export enterprises are not eligible for a tax refund or exemption under the E-Commerce Export Taxation Notice.

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

On January 26, 2017, SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, or Circular 3, which took effect on the same day. Circular 3 sets out various measures, including the following:

●	relaxing the policy restriction on foreign exchange inflow to further enhance trade and investment facilitation, including:
●	expanding the scope of foreign exchange settlement for domestic foreign exchange loans,
●	allowing the capital repatriation for offshore financing against domestic guarantee,
●	facilitating the centralized management of foreign exchange funds of multinational companies, and
●	allowing offshore institutions within pilot free trade zones to settle foreign exchange in domestic foreign exchange accounts; and
●	tightening genuineness and compliance verification of cross-border transactions and cross-border capital flow, including:
●	improving the statistics of current account foreign currency earnings deposited offshore,
●	requiring banks to verify board resolutions, tax filing form, and audited financial statements before wiring foreign invested enterprises’ foreign exchange distribution above US$50,000,
●	strengthening genuineness and compliance verification of foreign direct investments, and
●	implementing full scale management of offshore loans in Renminbi and foreign currencies by requiring the total amount of offshore loans be no higher than 30% of the onshore lender’s equity shown on its audited financial statements of the last year.

On October 23, 2019, SAFE issued Circular 28, which took effect on the same day. Circular 28 allows non-investment foreign-invested enterprises to use their capital funds to make equity investments in China, provided that such investments do not violate the negative list and the target investment projects are genuine and in compliance with laws. Since Circular 28 was issued only recently, its interpretation and implementation in practice are still subject to substantial uncertainties

We typically do not need to use our offshore foreign currency to fund our PRC operations. In the event we need to do so, we will apply to obtain the relevant approvals of SAFE and other PRC government authorities as necessary. Our PRC subsidiaries’ distributions to their offshore parents and our cross-border foreign exchange activities are required to comply with the various requirements under the relevant foreign exchange rules.

Regulation of Dividend Distribution

The principal laws, rules and regulations governing dividend distribution by foreign-invested enterprises in the PRC are the Company Law of the PRC, as amended, which applies to both PRC domestic companies and foreign-invested companies, and the 2019 PRC Foreign Investment Law and its implementation rules, which apply to foreign-invested companies. Under these laws, rules and regulations, foreign-invested enterprises may pay dividends only out of their accumulated profit, if any, as determined in accordance with PRC accounting standards and regulations. Both PRC domestic companies and wholly-foreign owned PRC enterprises are required to set aside as general reserves at least 10% of their after-tax profit, until the cumulative amount of their reserves reaches 50% of their registered capital. A PRC company is not permitted to distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

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

Regulation Applicable to Alipay

Regulation of Non-financial Institution Payment Services

According to the Administrative Measures for the Payment Services Provided by Non-financial Institutions, or the Payment Services Measures, promulgated by the PBOC on June 14, 2010 and effective as of September 1, 2010, as amended, a payment institution, a non-financial institution providing monetary transfer services as an intermediary between payees and payers, including online payment, issuance and acceptance of prepaid cards or bank cards, and other payment services specified by the PBOC, is required to obtain a payment business license. Any non-financial institution or individual engaged in the payment business without this license may be ordered to cease its payment services and be subject to administrative sanctions and even criminal liabilities. Applications for payment business licenses are examined by the local branches of the PBOC and then submitted to the PBOC for approval. The registered capital of an applicant that engages in a nationwide payment business must be at least RMB100 million, while that of an applicant engaging in a payment business within a province must be at least RMB30 million.

A payment institution is required to conduct its business within the scope of business indicated in its payment business license, and may not undertake any business beyond that scope or outsource its payment business. No payment institution may transfer, lease or lend its payment business license. On April 29, 2019, the SAFE promulgated the Administrative Measures for the Foreign Exchange Business of Payment Institutions, which allowed payment institutions to engage in foreign exchange payment services after completing the directory registration with the SAFE branches.

On December 28, 2015, the PBOC promulgated the Administrative Measures for the Online Payment Business of Non-bank Payment Institutions, or the Online Payment Measures, which came into effect on July 1, 2016. The Online Payment Measures require online payment institutions to conduct “know your client” checks and implement the real name system for payment accounts. The Online Payment Measures classify online payment accounts into three categories and require online payment institutions to impose real-name based, classified management, including imposing limits on annual payment volume with respect to different categories of online payment accounts. In addition, a payment account can only be opened by a payment institution with Internet payment business license at the request of customers.

On January 13, 2017, the PBOC issued the Notice on Matters Related to Implementation of Centralized Custody of Clients’ Reserve Funds of Payment Institutions, which requires that from April 17, 2017, payment institutions transfer a portion of customer reserve funds to a specifically designated bank account upon the request of the PBOC and that no interest shall accrue upon the transferred customer reserve funds. On June 29, 2018, the PBOC issued the Notice on Matters Related to Fully-centralized Custody of Clients’ Reserve Funds of Payment Institutions, which requires payment institutions to deposit 100% of their customer reserve funds by January 14, 2019.

We rely on Alipay to provide payment services on our marketplaces and Alipay has obtained a payment business license from the PBOC and completed the directory registration with the local SAFE branch for cross-border foreign exchange payment services.

Anti-money Laundering Regulations

The PRC Anti-money Laundering Law, which became effective on January 1, 2007, sets forth the principal anti-money laundering requirements applicable to both financial and non-financial institutions with anti-money laundering obligations, such as Alipay, including the adoption of precautionary and supervisory measures, establishment of various systems for client identification, preservation of clients’ identification information and transactions records, and reports on block transactions and suspicious transactions. The Payment Services Measures also require that the payment institution follow the rules associated with anti-money laundering and comply with their anti-money laundering obligations.

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

Data Protection Regulation in Europe

On May 25, 2018, EU Directive 95/46/EEC was replaced by the GDPR on the protection of natural persons with regard to the processing and free movement of personal data. The GDPR applies directly in all EU member states from May 25, 2018 and applies to companies with an establishment in the European Economic Area, or the EEA, and to certain other companies not in the EEA that offer or provide goods or services to individuals located in the EEA or monitor individuals located in the EEA. The GDPR implements more stringent operational requirements for controllers of personal data, including, for example, expanded disclosures about how personal information is to be used, limitations on retention of information and pseudonymized data, increased cybersecurity requirements, mandatory data breach notification requirements and higher standards for controllers to demonstrate that they have obtained a valid legal basis for certain data processing activities.

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

Disclosure of Iranian Activities under Section 13(r) of the U.S. Exchange Act

Section 219 of the U.S. Iran Threat Reduction and Syria Human Rights Act of 2012 added Section 13(r) to the U.S. Exchange Act. Section 13(r) requires an issuer to disclose in its annual or quarterly reports, as applicable, whether it or any of its affiliates knowingly engaged in certain activities, including, among other matters, transactions or dealings relating to the government of Iran. Disclosure is required even where the activities, transactions or dealings are conducted outside the U.S. by non-U.S. affiliates in compliance with applicable law, and whether or not the activities are sanctionable under U.S. law.

SoftBank is one of our substantial shareholders. During fiscal year 2020, SoftBank, through one of its non-U.S. subsidiaries, provided roaming services in Iran through Telecommunications Services Company (MTN Irancell), which is or may be a government-controlled entity. During fiscal year 2020, SoftBank had no gross revenues from these services and no net profit was generated. This subsidiary also provided telecommunications services in the ordinary course of business to accounts affiliated with the Embassy of Iran in Japan. During fiscal year 2020, SoftBank estimates that gross revenues and net profit generated by these services were both under US$16,000. We were not involved in, and did not receive any revenue from, any of these activities. These activities have been conducted in accordance with applicable laws and regulations, and they are not sanctionable under U.S. or Japanese law. Accordingly, with respect to Telecommunications Services Company (MTN Irancell), the relevant SoftBank subsidiary intends to continue these activities. With respect to services provided to accounts affiliated with the Embassy of Iran in Japan, the relevant SoftBank subsidiary is obligated under contract to continue these services.

In addition, during fiscal year 2020, SoftBank, through one of its non-U.S. indirect subsidiaries, provided office supplies to the Embassy of Iran in Japan. SoftBank estimates that gross revenue and net profit generated by these services were under US$7,000 and US$1,400, respectively. We were not involved in, and did not receive any revenue from any of these activities. The relevant SoftBank subsidiary intends to continue these activities.

C.   Organizational Structure

Like many large scale, multinational companies with businesses around the world and across industries, we conduct our business through a large number of Chinese and foreign operating entities as we continue to expand through organic growth and acquisitions and consolidations of new businesses. The chart below summarizes our corporate structure and identifies our significant subsidiaries, as that term is defined under Section 1-02 of Regulation S-X under the U.S. Securities Act, and other subsidiaries and variable interest entities that are representative of our major businesses, which we collectively refer to as our major subsidiaries and major variable interest entities:

Alibaba Group Holding Limited (Cayman Islands)
100%
Taobao Holding Limited (Cayman Islands)
100%
Taobao China Holding Limited (Hong Kong)
100%
100% (through intermediary holding entities)
Alibaba.com Investment Holding Limited (British Virgin Islands)(2)
66% (through intermediary holding entities)
100% (through intermediary holding entities)
100%
Alibaba Investment Limited (British Virgin Islands)(1)
100% (through intermediary holding entities)
Outside Mainland China
Inside Mainland China
Taobao (China) Software Co., Ltd.(3)
Zhejiang Tmall Technology Co., Ltd.(4)
100%
Alibaba (Beijing) Software Services Co., Ltd.(5)
Hangzhou Cainiao Supply Chain Management Co., Ltd.(6)
Zhejiang Alibaba Cloud Computing Ltd.(7)
Beijing Youku Technology Co., Ltd.(8)
Zhejiang Taobao Network Co., Ltd.(3) (9)
Zhejiang Tmall Network Co., Ltd.(4) (9)
Alibaba Cloud Computing Ltd.(7) (9)
Youku Information Technology (Beijing) Co. Ltd.(8) (9)
Equity interest
Contractual arrangements

(1)	A holding company for our strategic investments.
(2)	Holding company for subsidiaries relating to AliExpress, Alibaba.com and 1688.com.
(3)	Primarily involved in the operation of Taobao Marketplace.
(4)	Primarily involved in the operation of Tmall.
(5)	Provides online marketing-related software and technical services for our China retail marketplaces.
(6)	Primarily involved in the operation of Cainiao Network’s business.

(7)	Primarily involved in the operation of our cloud computing business.
(8)	Primarily involved in the operation of Youku’s business.
(9)	A variable interest entity.

Contractual Arrangements among Our Wholly-Owned Entities, Variable Interest Entities and the Variable Interest Entity Equity Holders

Due to legal restrictions on foreign ownership and investment in, among other areas, value-added telecommunications services, which include the operations of ICPs, we, similar to all other entities with foreign-incorporated holding company structures operating in our industry in China, operate our Internet businesses and other businesses in which foreign investment is restricted or prohibited in the PRC through various contractual arrangements with VIEs that are incorporated and 100% owned by PRC citizens or by PRC entities owned and/or controlled by PRC citizens. The relevant variable interest entities hold the ICP licenses and other regulated licenses and operate our Internet businesses and other businesses in which foreign investment is restricted or prohibited. Specifically, our variable interest entities that are material to our business are Zhejiang Taobao Network Co., Ltd., Zhejiang Tmall Network Co., Ltd., Alibaba Cloud Computing Ltd. and Youku Information Technology (Beijing) Co., Ltd. We have entered into certain contractual arrangements, as described in more detail below, which collectively enable us to exercise effective control over the variable interest entities and realize substantially all of the economic risks and benefits arising from the variable interest entities. As a result, we include the financial results of each of the variable interest entities in our consolidated financial statements in accordance with U.S. GAAP as if they were our wholly-owned subsidiaries.

Other than the ICP licenses and other licenses and approvals for businesses in which foreign ownership is restricted or prohibited that are held by our variable interest entities, we hold our material assets in, conduct our material operations and generate the significant majority of revenues through, our wholly-owned entities, which primarily provide technologies and other services to our customers. We primarily generate our revenue directly through our wholly-owned entities, which directly capture the profits and associated cash flow from operations without having to rely on contractual arrangements to transfer cash flow from the variable interest entities to our wholly-owned entities.

VIE Structure Enhancement

Overview

The following diagram is a simplified illustration of the typical ownership structure and contractual arrangements for variable interest entities:

We are in the process of enhancing the structure we use to hold our variable interest entities so that we can better ensure the stability and proper governance of our variable interest entities as an integral part of our company, or the VIE Structure Enhancement. The VIE Structure Enhancement maintains the primary legal framework that we and many peer companies in our industry have adopted to operate businesses in which foreign investment is restricted or prohibited in the PRC. We have completed the VIE Structure Enhancement for all of our major variable interest entities.

Upon the completion of the VIE Structure Enhancement for each VIE, the equity interest of each variable interest entity will, instead of being held by a few individuals, be directly held by a PRC limited liability company, which in turn will be indirectly held (through a layer of PRC limited partnerships) by selected members of the Alibaba Partnership or our management who are PRC citizens. For our major variable interest entities, these individuals are Daniel Yong Zhang, Jessie Junfang Zheng, Xiaofeng Shao, Judy Wenhong Tong and Angel Ying Zhao (with respect to each of Zhejiang Taobao Network Co., Ltd., Zhejiang Tmall Network Co., Ltd. and Alibaba Cloud Computing Ltd.), and Sophie Minzhi Wu, Trudy Shan Dai, Jeff Jianfeng Zhang, Fan Jiang and Winnie Jia Wen (with respect to Youku Information Technology (Beijing) Co., Ltd.). This new structure institutionalizes the governance framework of our VIEs.

Compared with the existing VIE shareholder structure we and many peer companies in our industry have adopted, which uses natural persons to serve as direct or indirect equity holders of the variable interest entity, we have designed the VIE Structure Enhancement to:

●	reduce the key man and succession risks associated with natural person VIE equity holders, through a new structure that has widely dispersed interests among natural person interest holders;
●	create a VIE ownership structure that is more stable and self-sustaining, by distancing the natural person interest holders with the VIE with multiple layers of legal entities, including a partnership structure; and
●	further enhance our control over the VIEs through multiple layers of contractual arrangements.

VIE equity holders after the VIE Structure Enhancement

Pursuant to the VIE Structure Enhancement, a variable interest entity will typically be held by a PRC limited liability company. This PRC limited liability company will in turn be directly or indirectly owned by two PRC limited partnerships, each of which will hold 50% of the equity interest. Each of these partnerships is comprised of (i) a PRC limited liability company, as general partner (which is formed by a number of selected members of the Alibaba Partnership and our management who are PRC citizens), and (ii) the same group of natural persons, as limited partners. Under the terms of the relevant partnership agreements, the natural person limited partners must be members of the Alibaba Partnership or our management who are PRC citizens and as designated by the general partner of the partnership. We may also create additional holding structures in the future in connection with the VIE Structure Enhancement.

The following diagram is a simplified illustration of the typical ownership structure and contractual arrangements of the VIEs following the VIE Structure Enhancement.

(1)	Selected members of the Alibaba Partnership or our management who are PRC citizens.

Following the VIE Structure Enhancement, the designated wholly-owned entity, on the one hand, and the corresponding VIE and the multiple layers of legal entities above the VIE, as well as the natural persons described above, on the other hand, will enter into contractual arrangements, which are substantially similar to the contractual arrangements we have historically used for our variable interest entities. See “— Contracts that Give Us Effective Control of the Variable Interest Entities” and “— Contracts that Enable Us to Receive Substantially All of the Economic Benefits from the Variable Interest Entities” below.

Although we believe the VIE Structure Enhancement will further improve our control over our variable interest entities, there continue to be risks associated with the VIE structure in general, as well as with the completion of the VIE Structure Enhancement. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Corporate Structure.”

The following is a summary of our typical contractual arrangements.

Contracts that Give Us Effective Control of the Variable Interest Entities

Loan Agreements

Pursuant to the relevant loan agreement, our respective wholly-owned entity has granted a loan to the relevant variable interest entity equity holders, which may only be used for the purpose of its business operation activities agreed by our wholly-owned entity. Our wholly-owned entity may require acceleration of repayment at its absolute discretion. When the variable interest entity equity holders make early repayment of the outstanding amount, our wholly-owned entity or a third-party designated by it may purchase the equity interests in the variable interest entity at a price equal to the outstanding amount of the loan, subject to any applicable PRC laws, rules and regulations. The variable interest entity equity holders undertake not to enter into any prohibited transactions in relation to the variable interest entity, including the transfer of any business, material assets, intellectual property rights or equity interests in the variable interest entity to any third-party. The parties to the loan agreement for each of our major variable interest entities are the relevant PRC limited liability company, on the one hand, and Taobao (China) Software Co., Ltd., Zhejiang Tmall Technology Co., Ltd., Zhejiang Alibaba Cloud Computing Ltd. and Beijing Youku Technology Co., Ltd., our respective wholly-owned entity, on the other hand.

Exclusive Call Option Agreements

The variable interest entity equity holder has granted our wholly-owned entity an exclusive call option to purchase its equity interest in the variable interest entity at an exercise price equal to the higher of (i) the paid-in registered capital in the variable interest entity; and (ii) the minimum price as permitted by applicable PRC laws. Each relevant variable interest entity has further granted our relevant wholly-owned entity an exclusive call option to purchase its assets at an exercise price equal to the book value of the assets or the minimum price as permitted by applicable PRC law, whichever is higher. Following the VIE Structure Enhancement, each relevant variable interest entity and its equity holders will also jointly grant our relevant wholly-owned entity (A) an exclusive call option to request the relevant variable interest entity to decrease its registered capital at an exercise price equal to the higher of (i) the paid-in registered capital in the relevant variable interest entity and (ii) the minimum price as permitted by applicable PRC law, or the capital decrease price, and (B) an exclusive call option to subscribe for the increased capital of relevant variable interest entity at a price equal to the sum of the capital decrease price and the unpaid registered capital, if applicable, as of the capital decrease. Our wholly-owned entity may nominate another entity or individual to purchase the equity interest or assets, or to subscribe for the relevant increased capital, if applicable, under the call options. Execution of each call option shall not violate the applicable PRC laws, rules and regulations. Each variable interest entity equity holders has agreed that the following amounts, to the extent in excess of the original registered capital that they contributed to the variable interest entity (after deduction of relevant tax expenses), belong to and shall be paid to our relevant wholly-owned entities: (i) proceeds from the transfer of its equity interests in the variable interest entity, (ii) proceeds received in connection with a capital decrease in the variable interest entity, and (iii) distributions or liquidation residuals from the disposal of its equity interests in the variable interest entity upon termination or liquidation. Moreover, any profits, distributions or dividends (after deduction of relevant tax expenses) received by the variable interest entity equity holder also belong to and shall be paid to our wholly-owned entity. The exclusive call option agreements remain in effect until the equity interest or assets that are the subject of these agreements are transferred to our wholly-owned entity. The parties to the exclusive call option agreement for each of our major variable interest entities are the relevant variable interest entity equity holders, the relevant variable interest entity and its corresponding wholly-owned entity.

Proxy Agreements

Pursuant to the relevant proxy agreement, each of the variable interest entity equity holders irrevocably authorizes any person designated by our wholly-owned entity to exercise his rights as the equity holder of the variable interest entity, including without limitation the right to vote and appoint directors. The parties to the proxy agreement for each of our major variable interest entities are the relevant variable interest entity equity holder, the relevant variable interest entity and its corresponding wholly-owned entity.

Equity Pledge Agreements

Pursuant to the relevant equity pledge agreement, the relevant variable interest entity equity holders have pledged all of their interests in the equity of the variable interest entity as a continuing first priority security interest in favor of the corresponding wholly-owned entity to secure the outstanding amounts advanced under the relevant loan agreements described above and to secure the performance of obligations by the variable interest entity and/or its equity holders under the other structure contracts. Each wholly-owned entity is entitled to exercise its right to dispose of the variable interest entity equity holders’ pledged interests in the equity of the variable interest entity and has priority in receiving payment by the application of proceeds from the auction or sale of the pledged interests, in the event of any breach or default under the loan agreement or other structure contracts, if applicable. These equity pledge agreements remain in force until the later of (i) the full performance of the contractual arrangements by the relevant parties, and (ii) the full repayment of the loans made to the relevant variable interest entity equity holders. The parties to the equity pledge agreement for each of our major variable interest entities are the relevant variable interest entity equity holders, the relevant variable interest entity and its corresponding wholly-owned entity.

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

In the opinion of Fangda Partners, our PRC legal counsel:

●	the ownership structures of our major wholly-owned entities and our major variable interest entities in China do not and will not violate any applicable PRC law, regulation, or rule currently in effect; and
●	the contractual arrangements between our major wholly-owned entities, our major variable interest entities and the variable interest entity equity holders governed by PRC laws are valid, binding and enforceable in accordance with their terms and applicable PRC laws, rules, and regulations currently in effect, and will not violate any applicable PRC law, regulation, or rule currently in effect.

However, we have been further advised by our PRC legal counsel, Fangda Partners, that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, rules and regulations. Accordingly, the possibility that the PRC regulatory authorities and PRC courts may in the future take a view that is contrary to the opinion of our PRC legal counsel cannot be ruled out. We have been further advised by our PRC legal counsel that if the PRC government finds that the agreements that establish the structure for operating our Internet-based business do not comply with PRC government restrictions on foreign investment in the aforesaid business we engage in, we could be subject to severe penalties including being prohibited from continuing operations. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Corporate Structure.”

D.   Property, Plant and Equipment

As of March 31, 2020, we occupied facilities around the world with an aggregate gross floor and land area of office buildings, logistics warehouses, retail space, data centers and other facilities owned by us totaling approximately 8.7 million square meters, reflecting the continuous expansion of our business through organic growth and acquisitions and consolidation of new businesses. We maintain offices in many countries and regions, including mainland China, Hong Kong S.A.R., Singapore and the United States. In addition, we maintain data centers in a number of countries including China, Indonesia, Malaysia, India, Australia, Singapore, Dubai, Germany, the UK, Japan, and the U.S.

ITEM 4A.    UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.   Operating Results

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements and the related notes included in this annual report and in particular, “Item 4. Information on the Company — B. Business Overview.” This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information — D. Risk Factors” and elsewhere in this annual report. We have prepared our financial statements in accordance with U.S. GAAP. Our fiscal year ends on March 31 and references to fiscal years 2018, 2019 and 2020 are to the fiscal years ended March 31, 2018, 2019 and 2020, respectively.

Overview

We achieved significant growth and strong operating results in fiscal year 2020. Our total revenue increased by 51% from RMB250,266 million in fiscal year 2018 to RMB376,844 million in fiscal year 2019, and further increased by 35% to RMB509,711 million (US$71,985 million) in fiscal year 2020. Our net income increased by 31% from RMB61,412 million in fiscal year 2018 to RMB80,234 million in fiscal year 2019, and further increased by 75% to RMB140,350 million (US$19,821 million) in fiscal year 2020.

Our non-GAAP net income, which excludes the effect of disposal and revaluation gains, share-based compensation and certain other items, increased by 12% from RMB83,214 million in fiscal year 2018 to RMB93,407 million in fiscal year 2019, and further increased by 42% to RMB132,479 million (US$18,710 million) in fiscal year 2020. For further information on non-GAAP financial measures we use in evaluating our operating results and for financial and operational decision-making purposes, see “Item 3. Key Information — A. Selected Financial Data — Non-GAAP Measures.”

Our Operating Segments

We organize and report our business in four operating segments:

●	Core commerce;
●	Cloud computing;
●	Digital media and entertainment; and
●	Innovation initiatives and others.

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

In discussing the operating results of these four segments, we present each segment’s revenue, income from operations and adjusted earnings before interest, taxes and amortization, or adjusted EBITA.

Our reported segments are described below:

●	Core commerce. The core commerce segment is comprised of platforms operating in retail and wholesale commerce in China, retail and wholesale commerce – cross-border and global, logistics services, local consumer services and others.
●	Cloud computing. The cloud computing segment is comprised of Alibaba Cloud, which offers a complete suite of cloud services to customers worldwide, including elastic computing, database, storage, network virtualization services, large scale computing, security, management and application services, big data analytics, a machine learning platform and IoT services.
●	Digital media and entertainment. The digital media and entertainment businesses leverage our deep data insights to serve the broader interests of consumer through our key distribution platform, Youku, and through Alibaba Pictures and our other diverse content platforms that provide online videos, films, live events, news feeds, literature and music, among other areas.
●	Innovation initiatives and others. The innovation initiatives and others segment includes businesses such as Amap, DingTalk, Tmall Genie and others.

The table below sets forth supplemental financial information of our reported segments for fiscal year 2020:

	Year ended March 31, 2020
			Digital media	Innovation
	Core	Cloud	and	initiatives
	commerce	computing	entertainment	and others	Unallocated(1)	Consolidated
	RMB	RMB	RMB	RMB	RMB	RMB	US$

	(in millions, except percentages)
Revenue	436,104	40,016	26,948	6,643	—	509,711	71,985
Income (loss) from operations	138,631	(7,016)	(14,937)	(12,951)	(12,297)	91,430	12,912
Add: Share-based compensation expense	15,427	5,577	2,444	4,050	4,244	31,742	4,483
Add: Amortization and impairment of intangible assets	11,742	25	1,377	86	158	13,388	1,891
Add: Impairment of goodwill	—	—	—	—	576	576	81
Adjusted EBITA	165,800	(1,414)	(11,116)	(8,815)	(7,319)	137,136	19,367
Adjusted EBITA margin	38%	(4)%	(41)%	(133)%		27%
(1)	Unallocated expenses are primarily related to corporate administrative costs and other miscellaneous items that are not allocated to individual segments.

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

We derive most of our revenue from our core commerce segment, which accounted for 86%, 86% and 86% of our total revenue in fiscal year 2018, 2019 and 2020, respectively, while cloud computing, digital media and entertainment, and innovation initiatives and others contributed in aggregate 14%, 14% and 14% in fiscal year 2018, 2019 and 2020, respectively.

The following table sets forth the principal components of our revenue for the periods indicated:

	Year ended March 31,
	2018		2019		2020
		% of		% of			% of
	RMB	revenue	RMB	revenue	RMB	US$	revenue

	(in millions, except percentages)
Core commerce:
China commerce retail	176,559	71%	247,615	66%	332,750	46,993	65%
China commerce wholesale	7,164	3%	9,988	3%	12,427	1,755	3%
International commerce retail	14,216	6%	19,558	5%	24,323	3,435	5%
International commerce wholesale	6,625	2%	8,167	2%	9,594	1,355	2%
Cainiao logistics services	6,759	3%	14,885	4%	22,233	3,140	4%
Local consumer services	—	—	18,058	5%	25,440	3,593	5%
Others	2,697	1%	5,129	1%	9,337	1,319	2%
Total core commerce	214,020	86%	323,400	86%	436,104	61,590	86%
Cloud computing	13,390	5%	24,702	7%	40,016	5,651	8%
Digital media and entertainment	19,564	8%	24,077	6%	26,948	3,806	5%
Innovation initiatives and others	3,292	1%	4,665	1%	6,643	938	1%
Total	250,266	100%	376,844	100%	509,711	71,985	100%

Our monetization and profit model primarily consists of the following elements:

Core Commerce

Our core commerce segment is primarily comprised of our China commerce retail, China commerce wholesale, retail commerce – cross-border and global, wholesale commerce – cross-border and global, logistics services, local consumer services and others. The marketplaces of our core commerce business attract and retain a large number of consumers and merchants. We primarily generate revenue from merchants.

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

	Year ended March 31,
	2018		2019		2020
		% of		% of			% of
	RMB	revenue	RMB	revenue	RMB	US$	revenue

	(in millions, except percentages)
China commerce retail
Customer management	114,285	46%	145,684	39%	175,396	24,771	34%
Commission	46,525	19%	61,847	16%	71,086	10,039	14%
Others	15,749	6%	40,084	11%	86,268	12,183	17%
Total	176,559	71%	247,615	66%	332,750	46,993	65%

Customer management

We derive a majority of our China commerce retail revenue from customer management, which primarily consists of:

●	P4P marketing services, where merchants primarily bid for keywords that match product or service listings appearing in search results through our online auction system on a cost-per-click, or CPC, basis. Whether and where the listing will be displayed, and the corresponding prices for the display are determined by the algorithm of our online auction system based on a number of factors with various weights and through a market-based bidding mechanism.
●	In-feed marketing services, where merchants primarily bid to market to groups of consumers with similar profiles that match product or service listings appearing in browser results through our online auction system on a cost-per-click, or CPC, basis. Whether and where the listing will be displayed, and the corresponding prices for the display are determined by the algorithm of our online auction system based on a number of factors with various weights and through a market-based bidding mechanism.
●	Display marketing services, where merchants bid for display positions at fixed prices or prices established by a market-based bidding system on a cost-per-thousand impression, or CPM, basis.

In addition to the above-mentioned P4P marketing services, in-feed marketing services and display marketing services directly provided on our marketplaces, we also provide these services through collaboration with other third-party marketing affiliates. These third parties are primarily third-party online media, such as search engines, news feeds and video entertainment websites and mobile apps. These third-party online media enter into agreements with us to connect their designated online resources to our online auction system so that the merchants’ listings or other marketing information can be displayed on those third-party online resources.

●	Taobaoke program, where we collaborate with shopping guide platforms, medium- and small-sized websites and mobile apps, individuals and other third parties, collectively “Taobaokes,” to offer marketing services. Taobaokes display the marketing information of our merchants on their media which facilitate our merchants to market and transact. Merchants pay commissions to the Taobaokes based on a percentage of transaction value generated from users under the Taobaoke program. Commissions to the Taobaokes are set by the merchants.

Commissions on transactions

In addition to purchasing customer management services, merchants also pay a commission based on a percentage of transaction value generated on Tmall and certain other marketplaces. The commission percentages typically range from 0.3% to 5.0% depending on the product category.

Others

Other revenue from our China commerce retail is primarily generated by our New Retail and direct sales businesses, mainly Freshippo, Tmall Supermarket, direct import and Intime, and primarily consists of revenue from product sales, commissions on transactions and software service fees.

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

International Commerce Retail

We generate revenue from our international commerce retail businesses primarily through direct sales, commissions, logistics and customer management services from Lazada and AliExpress. Merchants pay a commission based on a percentage of the transaction value they generate, mainly on AliExpress. The commissions on AliExpress are typically 5% to 8% of the transaction value. In addition, we generate revenue from logistics services provided by Lazada and customer management services, primarily from AliExpress’s collaboration with third-party websites and mobile apps.

International Commerce Wholesale

We generate revenue from our wholesale commerce – cross-border and global primarily through membership fees, value-added services and customer management services. Revenue from membership fees are primarily fixed annual fees from the sale of Gold Supplier memberships for paying members to reach customers, provide quotations and transact. Revenue from value-added services primarily consists of fees for services such as customs clearance services, the prices of which are determined based on the types, usage and duration of the value-added services. Revenue from customer management services is primarily derived from P4P marketing services.

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

Innovation Initiatives and Others

In this segment we primarily generate revenue from consumers and enterprise customers. For example, Amap charges a software service fee to enterprise customers, and Tmall Genie generates revenue from product sale. Other revenue includes annual fees payable by Ant Group or its affiliates in relation to the SME loans business that we transferred to Ant Group in February 2015. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Agreements and Transactions Related to Ant Group and Its Subsidiaries.”

Factors Affecting Our Results of Operations

Our Ability to Create Value for Our Users and Generate Revenue. Our ability to create value for our users and generate revenue is driven by the factors described below:

●	Number and engagement of consumers. Consumers are attracted to our platforms by the breadth of curated products and services, personalized content and the interactive user experience these platforms offer. Our platforms include a comprehensive selection of product and service offerings as well as engaging content, such as recommendation feeds on our Taobao app and entertainment content on Youku. Consumers enjoy an engaging social experience by interacting with each other and with merchants, brands and key opinion leaders on our platforms. We leverage our data insights to further optimize the relevance of this rich content we provide to our users. The engagement of consumers in our digital economy is affected by our ability to continue to enhance and expand our product and service offerings and improve user experience.
●	Broader value offered to merchants, brands, retailers and other businesses. Merchants, brands, retailers and other businesses use our products and services to help them reach, acquire and retain customers, build brand awareness and engagement, complete transactions, and enhance their operating efficiency. We offer merchants and retailers a complete suite of services and tools, powered by our consumer insights, to help them effectively engage consumers, efficiently manage their operations and provide a seamless online and offline consumer experience. With our proprietary data and technologies, we also facilitate the digital transformation of traditional merchants and retailers. In addition, we empower businesses of different sizes across various industries through our comprehensive enterprise cloud service offerings.
●	Empowering data and technology. Our ability to engage consumers and empower merchants, brands, retailers and other businesses is affected by the breadth and depth of our consumer insights, such as the accuracy of our shopping recommendations and of our targeted marketing, and our technology capabilities and infrastructure, such as cloud computing, and our continued ability to develop scalable products and services that adapt to the quickly evolving industry trends and consumer preferences.

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

Strategic Investments and Acquisitions. We have made, and intend to make, strategic investments and acquisitions. We do not make investments and acquisitions for purely financial reasons. Our investment and acquisition strategy is focused on strengthening our digital economy, creating strategic synergies across our businesses, and enhancing our overall value. Our strategic investments and acquisitions may affect our future financial results, including our margins and our net income. For example, we expect that our acquisitions of Kaola, Youku, Lazada and controlling stakes in Cainiao Network and Ele.me and our privatization of Intime will have a negative effect on our financial results, at least in the short term. In addition, some of our acquisitions and investments may not be successful. We have incurred impairment charges in the past and may incur impairment charges in the future.

Recent Investment, Acquisition and Strategic Alliance Activities

In addition to organic growth, we have made, or have entered into agreements to make, strategic investments, acquisitions and alliances that are intended to further our strategic objectives. The financial results for these strategic transactions that were completed are reflected in our operating results beginning with the period of their respective completion. Investments in which we did not obtain control are generally accounted for under the equity method if we have significant influence over the investee through investment in common stock or in-substance common stock. Otherwise, investments are accounted for as investment securities based on our accounting policies over different categories of investments and merger and acquisition activities. For the details of our accounting policies for each category of our investments, see notes 2(d), 2(t) and 2(u) to our audited consolidated financial statements included in this annual report.

We have developed focused investment strategies, targeting to invest, acquire or form alliances that will either complement our existing businesses or drive innovation initiatives. For example, with the acquisition of Kaola, we aim to further implement our globalization strategies and better position us to achieve our vision for 2036. In some cases, we may take staged approach to our investment and acquisition strategy, by beginning with an initial minority investment followed by business cooperation. When the business results, cooperation and the overall relationship established with the management of the investee company show increasing value to our ongoing business strategy, we may increase our investment or acquire the investee company completely.

We have funded our strategic acquisitions and investments primarily from cash generated from our operations and through debt and equity financing. Our debt financing primarily consists of unsecured senior notes and bank borrowings, including an aggregate of US$8.0 billion unsecured senior notes issued in November 2014, of which US$3.55 billion was repaid in 2017 and 2019, an additional aggregate US$7.0 billion unsecured senior notes issued in December 2017, a five-year term loan facility of US$4.0 billion drawn down in fiscal year 2017, the maturity of which has been extended to May 2024 in May 2019, as well as a US$5.15 billion revolving credit facility which we have not yet drawn. Going forward, we expect to fund additional investments through cash generated from our operations and through debt and equity financing when opportunities arise in the future. Although we expect our margins to be negatively affected by acquisitions of target companies with lower or negative margins, such as our acquisitions and consolidations of Youku, Lazada, Intime, Cainiao Network, Ele.me and Kaola, we do not expect our investment activities to have any significant negative impact on our liquidity or operations. We believe acquired businesses operating at a loss do not detract from our total value because they bring clear strategic value to us in the long run. However, there can be no assurance that our future financial results would not be materially and adversely affected if our strategic investments and acquisitions are not successful. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Industry — Sustained investment in our business, strategic acquisitions and investments, as well as our focus on long-term performance, and on maintaining the health of our digital economy, may negatively affect our margins and our net income” and “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Industry — We face risks relating to our acquisitions, investments and alliances.”

Our significant strategic investments and acquisitions (including those that are under definitive agreement but have not closed) in fiscal year 2020 and the period through the date of this annual report are set forth below. For those investments and acquisitions described below that have not yet closed, there can be no assurance that the closing conditions will be satisfied in a timely manner or at all.

Core Commerce and New Retail

Alibaba Health Information Technology Limited, or Alibaba Health, our consolidated subsidiary that engages in pharmaceutical and healthcare product sales business, establishes Internet healthcare platforms and explores digital health using cloud computing and big data technologies, and is listed on the Hong Kong Stock Exchange. In April 2020, we transferred our business relating to certain pharmaceutical products, medical purpose food products, medical devices, adult products, healthcare products, medical and healthcare services and certain regulated health food products on the Tmall and/or Tmall Global platforms to Alibaba Health for an aggregate consideration of HK$8.1 billion (US$1.0 billion), which was settled through the issuance of approximately 861 million newly issued ordinary shares of Alibaba Health. Upon the completion of this transaction, our equity interest in Alibaba Health increased to approximately 60%.

Meinian Onehealth Healthcare Holdings Co., Ltd., or Meinian, offers health examination, health evaluation, health consulting, and other services and is listed on the Shenzhen Stock Exchange. In November to December 2019, we, together with Ant Group, acquired new and existing shares of Meinian, representing an approximately 14% equity interest in Meinian for a total cash consideration of RMB6,700 million (US$946 million).

HQG, Inc., or Kaola, an import e-commerce platform in China. In September 2019, we acquired a 100% equity interest in Kaola from NetEase, Inc. for an aggregate purchase price of US$1,874 million, comprising cash and approximately 14.3 million of our newly issued ordinary shares (equivalent to approximately 1.8 million ADSs) valued at US$316 million. With this acquisition, we aim to further elevate our import service and experience for Chinese consumers through synergies across the Alibaba digital economy.

Red Star Macalline Group Corporation Limited, or Red Star, a leading home improvement and furnishings shopping mall operator in China that is listed on both the Hong Kong Stock Exchange and the Shanghai Stock Exchange. In May 2019, we completed the subscription of exchangeable bonds issued by the controlling shareholder of Red Star for a cash consideration of RMB4,359 million (US$616 million). The exchangeable bonds have a term of five years and are exchangeable into ordinary shares of Red Star at an initial price of RMB12.28 per share. In addition, we acquired an approximately 2% equity interest in Red Star for a total consideration of HK$447 million (US$58 million).

Local Consumer Services

Local Services Holding Limited, or Local Services Holdco, our consolidated subsidiary that operates Ele.me (饿了么), a leading on-demand delivery and local services platform in China, and Koubei, one of China’s leading restaurant and local services guide platforms for in-store consumption. During fiscal year 2020 and through the date of this annual report, we acquired additional equity interest in Local Services Holdco for a cash consideration of US$1,800 million. Upon the completion of these transactions, our equity interest in Local Services Holdco was approximately 73%. Our local consumer services business is an important part of our consumer-facing platform, which leverages our massive consumer base to further penetrate the local consumer services market, increasing our ability to tap into China’s ongoing consumption upgrade.

Cloud Computing

China TransInfo Technology Co., Ltd., or China TransInfo, a China-based smart city infrastructure and service provider that is listed on the Shenzhen Stock Exchange, whose offerings include intelligent transportation operation services. In June 2019, we acquired a 15% equity interest in China TransInfo for a cash consideration of RMB3,595 million (US$508 million).

Logistics

STO Express Co., Ltd., or STO Express, one of the leading express delivery services companies in China that is listed on the Shenzhen Stock Exchange. In March 2019, we made a loan to the controlling shareholder of STO Express with a principal amount of RMB5.0 billion for a term of three years. The controlling shareholder of STO Express has pledged a portion of its equity interest in STO Express in relation to the loan. In July 2019, we acquired a 49% equity interest in an investment vehicle which holds a 29.9% equity interest in STO Express (equivalent to an effective equity interest of approximately 14.7% in STO Express) for a cash consideration of RMB4.7 billion (US$664 million). The investment vehicle was established by the controlling shareholder of STO Express, and we subsequently entered into an option agreement with this controlling shareholder. Under the terms of the agreement, we may elect to acquire an additional effective equity interest of approximately 31.3% in STO Express through exercise of call options for a total consideration of RMB10.0 billion (US$1.4 billion). We can exercise our options to acquire effective equity interests in STO Express at any time during a three-year period beginning on December 28, 2019.

Cainiao Network, our consolidated subsidiary that operates a logistics data platform and global fulfillment network that primarily leverage the capacity and capabilities of logistics partners. In September and November 2019, we purchased additional equity interest in Cainiao Network for a cash consideration of US$3,482 million. In June 2020, we purchased additional equity interest in Cainiao Network for a cash consideration of RMB3,921 million. Upon the completion of these transactions, our equity interest in Cainiao Network increased from approximately 51% to approximately 66%. We expect that Cainiao Network will help enhance the overall logistics experience for consumers and merchants across our digital economy, and enable greater efficiencies and lower costs in the logistics sector in China.

International Expansion

AliExpress Russia Holding Pte. Ltd., or AliExpress Russia Joint Venture, a joint venture set up by us, Mail.ru Group Limited, or Mail.ru Group, a leading Internet company in Russia, Public Joint Stock Company MegaFon, or MegaFon, a Russian mobile telecommunications operator and Joint Stock Company “Managing Company of Russian Direct Investment Fund,” or RDIF, a Russian sovereign wealth fund. In October 2019, we invested approximately US$100 million into the joint venture and contributed our AliExpress Russia businesses into the joint venture. The other shareholders of the joint venture also made cash and non-cash contributions to the joint venture pursuant to the transaction documents. We hold an approximately 56% equity interest and less-than-majority voting rights in the joint venture. In connection with the transaction, we also entered into an option agreement with another shareholder of the joint venture, allowing the transfer of equity interest in the joint venture between us and this shareholder in the future. As part of the transaction, we have also acquired a minority stake in Mail.ru Group. In connection with the establishment of the joint venture, we entered into a strategic cooperation agreement relating to, among other things, traffic and product initiatives.

Lazada, our consolidated subsidiary that operates a leading and fast-growing e-commerce platform in Southeast Asia for SMEs, regional and global brands. During fiscal year 2020 and through the date of this annual report, we made additional investments in Lazada amounting to an aggregate of US$2,306 million through acquisition of additional equity and capital injections. Upon the completion of these transactions, we held substantially all of the equity interest in Lazada.

Others

Banma Network Technology Co., Ltd., or Banma, a China-based intelligent car operating system and solution provider. We hold an approximately 36% effective equity interest in Banma on a fully diluted basis through an investment vehicle. In May 2020, we and other shareholders of Banma signed certain agreements relating to the restructuring of Banma, pursuant to which, in exchange for certain non-cash consideration, we will receive additional equity interest in Banma, resulting in an approximately 50% effective equity interest in Banma on a fully diluted basis upon the completion of the restructuring, which is subject to customary closing conditions.

Intangible Assets and Goodwill

When we make an acquisition, consideration that exceeds the fair value of the acquired assets and liabilities is allocated to intangible assets and goodwill. We have and will continue to incur amortization expenses as we amortize intangible assets over their estimated useful life on a straight-line basis. We do not amortize goodwill. We test intangible assets and goodwill periodically or whenever necessary for impairment, and any impairment may materially and adversely affect our financial condition and results of operations. Some of our acquisitions and investments may not be successful, and we may incur impairment charges in the future. It should further be noted that most of our businesses grouped under the digital media and entertainment segment, cloud computing segment, and innovation initiatives and others segment are still in the early stage of development. While these businesses were loss-making for the year ended March 31, 2020, we took a longer term view of the outlook of the businesses in our qualitative goodwill impairment assessments, and concluded that it is more likely than not that the fair value of the reporting units under these segments exceeded their carrying amount. For additional information, see “— Critical Accounting Policies and Estimates — Impairment Assessment on Goodwill and Intangible Assets” and “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Industry — We face risks relating to our acquisitions, investments and alliances.”

Components of Results of Operations

Revenue

The following table sets forth the principal components of our revenue for the periods indicated:

	Year ended March 31,
	2018		2019		2020
		% of		% of			% of
	RMB	revenue	RMB	revenue	RMB	US$	revenue

	(in millions, except percentages)
Core commerce:
China commerce retail	176,559	71%	247,615	66%	332,750	46,993	65%
China commerce wholesale	7,164	3%	9,988	3%	12,427	1,755	3%
International commerce retail	14,216	6%	19,558	5%	24,323	3,435	5%
International commerce wholesale	6,625	2%	8,167	2%	9,594	1,355	2%
Cainiao logistics services	6,759	3%	14,885	4%	22,233	3,140	4%
Local consumer services	—	—	18,058	5%	25,440	3,593	5%
Others	2,697	1%	5,129	1%	9,337	1,319	2%
Total core commerce	214,020	86%	323,400	86%	436,104	61,590	86%
Cloud computing	13,390	5%	24,702	7%	40,016	5,651	8%
Digital media and entertainment	19,564	8%	24,077	6%	26,948	3,806	5%
Innovation initiatives and others	3,292	1%	4,665	1%	6,643	938	1%
Total	250,266	100%	376,844	100%	509,711	71,985	100%

We generate most of our revenue from our core commerce segment. We also earn revenue from services associated with our cloud computing segment, digital media and entertainment segment as well as innovation initiatives and others segment. A substantial majority of our revenue is attributable to our businesses in China. See “— Our Monetization Model” for additional information regarding our revenue.

Cost of Revenue

The principal components of our cost of revenue include: cost of inventories; logistics costs; expenses associated with the operation of our mobile platforms and websites, such as depreciation and maintenance expenses for our servers and computers, call centers and other equipment, as well as bandwidth and co-location fees; salaries, bonuses, benefits and share-based compensation expense relating to customer service, mobile platform and platform operation personnel as well as payment processing consultants; content acquisition costs paid to third parties and production costs of original content for our online media properties; traffic acquisition costs paid to third-party marketing affiliates either at a fixed price or on a revenue-sharing basis; payment processing fees paid to Alipay or other financial institutions; and other miscellaneous costs.

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

Sales and Marketing Expenses

Sales and marketing expenses primarily consist of online and offline advertising expenses, promotion expenses, salaries, bonuses, benefits and share-based compensation expense for our employees engaged in sales and marketing functions, and sales commissions paid for membership and user acquisition for our marketplaces and platforms.

General and Administrative Expenses

General and administrative expenses consist mainly of salaries, bonuses, benefits and share-based compensation expense for our management and administrative employees, professional services fees, office facilities, other support overhead costs, provision for doubtful debts on receivables, charitable contributions, as well as non-recurring items, such as settlement of a U.S. federal class action lawsuit.

Interest and Investment Income, Net

Interest and investment income, net mainly consists of interest income, gain or loss on deemed disposals, disposals and revaluation of our long term equity investments and impairment of equity investments. We obtained control over Cainiao Network in fiscal year 2018 and Koubei and Alibaba Pictures in fiscal year 2019. We recognized gains of RMB22.4 billion in fiscal year 2018 and RMB27.8 billion in fiscal year 2019 from the revaluation of our previously held equity interest in Cainiao Network, Koubei and Alibaba Pictures. In fiscal year 2020, we recognized one-time gains of RMB71.6 billion (US$10.1 billion) and RMB10.3 billion (US$1.5 billion) in relation to the receipt of the 33% equity interest in Ant Group and our contribution of the AliExpress Russia business into a joint venture we set up with Russian partners, which resulted in our deconsolidation of these businesses, respectively. The gain related to the 33% equity interest in Ant Group resulted from the transfer of certain intellectual property rights and assets to Ant Group as set forth under the 2014 transaction agreements and the basis difference determined based on our share of Ant Group’s net assets, net of its corresponding deferred tax effect.

Interest Expense

Our interest expense is comprised of interest payments and amortization of upfront fees and incidental charges primarily associated with our US$8.0 billion unsecured senior notes issued in November 2014, of which US$3.55 billion was repaid in 2017 and 2019, the US$4.0 billion five-year term loan facility drawn down in fiscal year 2017 and an additional aggregate of US$7.0 billion unsecured senior notes issued in December 2017. In addition, in April 2017, we obtained a new US$5.15 billion revolving credit facility, which we have not yet drawn as of the date of this annual report. Interest expense in fiscal year 2019 was RMB5,190 million, an increase of 46% compared to RMB3,566 million in fiscal year 2018. The increase was primarily due to an increase in average debt outstanding in fiscal year 2019 as compared to fiscal year 2018, reflecting primarily an additional US$7.0 billion of unsecured senior notes issued in December 2017.

Other Income, Net

Other income, net, primarily consists of royalty fees and software technology service fees paid by Ant Group, exchange gain or loss, as well as government grants. Ant Group pays us royalty fees and software technology service fees pursuant to an intellectual property and software technology services agreement, as amended in August 2014, or the 2014 IPLA. Exchange gain or loss, arising from our operations and treasury management activities, recognized in our income statement is largely a result of appreciation or depreciation of RMB, respectively. Government grants primarily relate to grants by central and local governments in connection with our contributions to technology development and investments in local business districts. These grants may not be recurring in nature, and we recognize the income when the grants are received and no further conditions need to be met. Following our receipt of the 33% equity interest in Ant Group in September 2019, the profit share payments, consisting of the abovementioned royalty fee and software technology service fee paid by Ant Group, have terminated. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Agreements and Transactions Related to Ant Group and Its Subsidiaries — Our Commercial Arrangements with Ant Group and Alipay — Alipay Intellectual Property License and Software Technology Services Agreement” for further information on the arrangements between us and Ant Group.

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

Hong Kong Profits Tax

Our company’s subsidiaries incorporated in Hong Kong were subject to Hong Kong profits tax at a rate of 16.5% in fiscal years 2018, 2019 and 2020.

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

Certain subsidiaries received the above preferential tax treatments during calendar years 2017, 2018, 2019 and 2020. Three of our subsidiaries in China, Alibaba (China) Technology Co. Ltd., Taobao (China) Software Co. Ltd., and Zhejiang Tmall Technology Co. Ltd., which are our wholly-owned entities primarily involved in the operations of wholesale marketplaces, Taobao Marketplace and Tmall, respectively, were recognized as Key Software Enterprises in calendar years of 2017 and 2018 and they were subject to an EIT rate of 10%.

Key Software Enterprise (KSE) status is subject to review by the relevant authorities every year and the timing of annual review and notification by the relevant authorities may vary from year to year. The related reduction in tax expense as a result of official notification confirming KSE status is accounted for upon receipt of such notification. The annual review and notification relating to the renewal of the KSE status for the calendar year of 2019 had not yet been obtained as of March 31, 2020. Accordingly, Alibaba (China) Technology Co. Ltd., Taobao (China) Software Co. Ltd. and Zhejiang Tmall Technology Co. Ltd. continued to apply an EIT rate of 15% as High and New Technology Enterprises for the calendar year of 2019.

VAT and Other Levies

Our major PRC subsidiaries are subject to VAT on revenue earned for our services under a national VAT reform program. In general, the applicable VAT rate on the revenue earned for services is 6% with companies entitled to credit VAT paid on certain purchases against VAT on sales. Revenue is recognized net of VAT in our consolidated income statement.

PRC Withholding Tax

Pursuant to the EIT Law, a 10% withholding tax is generally levied on dividends declared by companies in China to their non-resident enterprise investors. A lower withholding tax rate of 5% is applicable for direct foreign investors incorporated in Hong Kong with at least 25% equity interest in the PRC company and meeting the relevant conditions or requirements pursuant to the tax arrangement between mainland China and Hong Kong S.A.R. As the equity holders of our major subsidiaries in China are qualified Hong Kong incorporated companies, our deferred tax liabilities for distributable earnings are calculated at a 5% withholding tax rate. As of March 31, 2020, we have fully accrued the withholding tax on the earnings distributable by all of our subsidiaries in China, except for those being reserved for permanent reinvestment in China of RMB107.2 billion (US$15.1 billion).

Share-based Compensation

We have various equity incentive plans pursuant to which the employees, consultants and directors of our company and/or certain other companies, such as Ant Group, are awarded RSUs, restricted shares or granted options to acquire our ordinary shares. We believe share-based awards are vital to attract, incentivize and retain our employees and consultants. In addition to on-hire grants for new recruits above a specific job level, we also make performance grants on an annual basis and promotion grants on a semi-annual basis to our top performing employees. RSUs and options granted in the above categories are generally subject to a four-year vesting schedule. Depending on the nature and the purpose of the grant, RSUs and options generally vest 25% upon the first anniversary of the vesting commencement date or 50% upon the second anniversary of the vesting commencement date, and thereafter 25% every year. Certain RSUs and options granted to our senior management members are subject to a six-year vesting schedule. We believe share-based awards are the appropriate tool to align the interests of the grantees with those of our shareholders.

In addition, since March 2014, Junhan has granted share-based awards linked to the valuation of Ant Group to certain of our employees, and since April 2018 and July 2019, Ant Group has granted RSU awards and share appreciation rights to certain of our employees respectively. The awards granted by Junhan will be settled by Junhan upon disposal of these awards by the holders. The awards granted by Ant Group will be settled by Ant Group upon vesting or exercise of these awards. These awards are generally subject to a four-year vesting schedule as determined by the administrator of the plan. Depending on the nature and the purpose of the grant, these awards generally vest 25% or 50% upon the first or second anniversary of the vesting commencement date, respectively, as provided in the grant agreement, and 25% every year thereafter. Certain awards granted to our senior management members are subject to a six-year vesting schedule. We had no obligation to reimburse Junhan and Ant Group for the cost associated with the awards granted during all the periods presented. In June 2020, the parties entered into equity-based awards grant and settlement agreements pursuant to which the parties will settle with each other the cost associated with the awards that will be granted to each other’s employees. The payment amounts will depend on the relative values of the awards to be granted in the future. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transaction — Agreements and Transactions Related to Ant Group and Its Subsidiaries — Equity-based Award Arrangements.”

We recognized share-based compensation expense of RMB20,075 million, RMB37,491 million and RMB31,742 million (US$4,483 million) in fiscal years 2018, 2019 and 2020, respectively, representing 8%, 10% and 6% of our revenue in those respective periods. The following table sets forth an analysis of share-based compensation expense by function for the periods indicated.

	Year ended March 31,
	2018	2019	2020
	RMB	RMB	RMB	US$

	(in millions)
Cost of revenue	5,505	8,915	7,322	1,034
Product development expenses	7,374	15,378	13,654	1,928
Sales and marketing expenses	2,037	4,411	3,830	541
General and administrative expenses	5,159	8,787	6,936	980
Total	20,075	37,491	31,742	4,483

Share-based compensation expense decreased in fiscal year 2020 as compared to fiscal year 2019. It was because during fiscal year 2019, Ant Group completed an equity financing at a higher valuation, which required us to recognize the increase in value of these awards. The decrease was partially offset by the general increase in the average fair market value of the awards granted by Alibaba Group, the increase in share-based awards granted by our subsidiaries and the impact arising from the cash settlement of such awards in this year. The following table sets forth an analysis of share-based compensation expense by type of awards:

	Year ended March 31,
	2018	2019	2020
	RMB	RMB	RMB	US$

	(in millions)
Alibaba Group share-based awards(1)	16,870	22,727	26,216	3,703
Ant Group share-based awards granted to our employees(2)	2,278	12,855	1,261	178
Others(3)	927	1,909	4,265	602
Total share-based compensation expense	20,075	37,491	31,742	4,483
(1)	This includes awards granted to our employees, employees of Ant Group and other consultants. Awards granted to nonemployees were subject to mark-to-market accounting treatment until March 31, 2019. Beginning on April 1, 2019, we adopted ASU 2018-07, “Compensation — Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting” under U.S. GAAP. As a result of adopting this new accounting update, these awards are no longer subject to mark-to-market accounting treatment. Commencing upon the receipt of the 33% equity interest in Ant Group on September 23, 2019, the expense relating to Alibaba Group share-based awards granted to Ant Group employees are recognized in share of results of equity investees.
(2)	Awards subject to mark-to-market accounting treatment.
(3)	Others primarily relate to share-based awards underlying the equity of our subsidiaries.

The expense arising from share-based awards relating to Ant Group granted to our employees represents a non-cash charge that did not result in any economic costs or equity dilution to our shareholders. We believe that the grant of these equity awards to our employees will encourage mutually beneficial cooperation between us and Ant Group.

We expect that our share-based compensation expense will continue to be affected by changes in the fair value of our shares, our subsidiaries’ share-based awards and the quantity of awards we grant to our employees and consultants in the future. Furthermore, we expect that our share-based compensation expense will continue to be affected by any future changes in the valuation of Ant Group. See “— Critical Accounting Policies and Estimates — Share-based Compensation Expense and Valuation of the Underlying Awards” for additional information regarding our share-based compensation expense.

Results of Operations

The following table sets out our consolidated results of operations for the periods indicated:

	Year ended March 31,
	2018	2019	2020
	RMB	RMB	RMB	US$

	(in millions, except per share data)
Revenue
Core commerce	214,020	323,400	436,104	61,590
Cloud computing	13,390	24,702	40,016	5,651
Digital media and entertainment	19,564	24,077	26,948	3,806
Innovation initiatives and others	3,292	4,665	6,643	938
Total	250,266	376,844	509,711	71,985
Cost of revenue	(107,044)	(206,929)	(282,367)	(39,878)
Product development expenses	(22,754)	(37,435)	(43,080)	(6,085)
Sales and marketing expenses	(27,299)	(39,780)	(50,673)	(7,156)
General and administrative expenses	(16,241)	(24,889)	(28,197)	(3,982)
Amortization and impairment of intangible assets	(7,120)	(10,727)	(13,388)	(1,891)
Impairment of goodwill	(494)	—	(576)	(81)
Income from operations	69,314	57,084	91,430	12,912
Interest and investment income, net	30,495	44,106	72,956	10,303
Interest expense	(3,566)	(5,190)	(5,180)	(731)
Other income, net	4,160	221	7,439	1,051
Income before income tax and share of results of equity investees	100,403	96,221	166,645	23,535
Income tax expenses	(18,199)	(16,553)	(20,562)	(2,904)
Share of results of equity investees	(20,792)	566	(5,733)	(810)
Net income	61,412	80,234	140,350	19,821
Net loss attributable to noncontrolling interests	2,681	7,652	9,083	1,283
Net income attributable to Alibaba Group Holding Limited	64,093	87,886	149,433	21,104
Accretion of mezzanine equity	(108)	(286)	(170)	(24)
Net income attributable to ordinary shareholders	63,985	87,600	149,263	21,080
Earnings per share attributable to ordinary shareholders:(1)
Basic	3.13	4.24	7.10	1.00
Diluted	3.06	4.17	6.99	0.99
Earnings per ADS attributable to ordinary shareholders:(1)
Basic	25.06	33.95	56.82	8.02
Diluted	24.51	33.38	55.93	7.90
(1)	Each ADS represents eight Shares. For the years ended March 31, 2018 and 2019, earnings per share has been retrospectively adjusted for the Share Split that became effective on July 30, 2019.

	Year ended
	March 31,
	2018	2019	2020
	%	%	%
	(as percentage of
	revenue)
Revenue
Core commerce	86	86	86
Cloud computing	5	7	8
Digital media and entertainment	8	6	5
Innovation initiatives and others	1	1	1
Total	100	100	100
Cost of revenue	(43)	(55)	(55)
Product development expenses	(9)	(10)	(9)
Sales and marketing expenses	(11)	(11)	(10)
General and administrative expenses	(6)	(6)	(5)
Amortization and impairment of intangible assets	(3)	(3)	(3)
Impairment of goodwill	—	—	—
Income from operations	28	15	18
Interest and investment income, net	12	12	15
Interest expense	(1)	(1)	(1)
Other income, net	1	—	1
Income before income tax and share of results of equity investees	40	26	33
Income tax expenses	(7)	(5)	(4)
Share of results of equity investees	(8)	—	(1)
Net income	25	21	28
Net loss attributable to noncontrolling interests	1	2	1
Net income attributable to Alibaba Group Holding Limited	26	23	29
Accretion of mezzanine equity	—	—	—
Net income attributable to ordinary shareholders	26	23	29

Segment Information for Fiscal Years 2018, 2019 and 2020

The table below sets forth certain financial information of our operating segments for the periods indicated:

	Year ended March 31, 2020
			Digital media	Innovation
	Core	Cloud	and	initiatives
	commerce	computing	entertainment	and others	Unallocated(1)	Consolidated
	RMB	RMB	RMB	RMB	RMB	RMB	US$

	(in millions, except percentages)
Revenue	436,104	40,016	26,948	6,643	—	509,711	71,985
Income (loss) from operations	138,631	(7,016)	(14,937)	(12,951)	(12,297)	91,430	12,912
Add: Share-based compensation expense	15,427	5,577	2,444	4,050	4,244	31,742	4,483
Add: Amortization and impairment of intangible assets	11,742	25	1,377	86	158	13,388	1,891
Add: Impairment of goodwill	—	—	—	—	576	576	81
Adjusted EBITA	165,800	(1,414)	(11,116)	(8,815)	(7,319)	137,136	19,367
Adjusted EBITA margin	38%	(4)%	(41)%	(133)%		27%

	Year ended March 31, 2019
			Digital media	Innovation
	Core	Cloud	and	initiatives
	commerce	computing	entertainment	and others	Unallocated(1)	Consolidated
	RMB	RMB	RMB	RMB	RMB	RMB

	(in millions, except percentages)
Revenue	323,400	24,702	24,077	4,665	—	376,844
Income (loss) from operations	109,312	(5,508)	(20,046)	(11,795)	(14,879)	57,084
Add: Share-based compensation expense	17,694	4,332	2,988	5,774	6,703	37,491
Add: Amortization of intangible assets	9,161	18	1,262	50	236	10,727
Add: Settlement of U.S. federal class action lawsuit(2)	—	—	—	—	1,679	1,679
Adjusted EBITA	136,167	(1,158)	(15,796)	(5,971)	(6,261)	106,981
Adjusted EBITA margin	42%	(5)%	(66)%	(128)%		28%

	Year ended March 31, 2018
			Digital media	Innovation
	Core	Cloud	and	initiatives and
	commerce	computing	entertainment	others	Unallocated(1)	Consolidated
	RMB	RMB	RMB	RMB	RMB	RMB

	(in millions, except percentages)
Revenue	214,020	13,390	19,564	3,292	—	250,266
Income (loss) from operations	102,743	(3,085)	(14,140)	(6,901)	(9,303)	69,314
Add: Share-based compensation expense	8,466	2,274	2,142	3,707	3,486	20,075
Add: Amortization of intangible assets	2,891	12	3,693	198	326	7,120
Add: Impairment of goodwill	—	—	—	—	494	494
Adjusted EBITA	114,100	(799)	(8,305)	(2,996)	(4,997)	97,003
Adjusted EBITA margin	53%	(6)%	(42)%	(91)%		39%
(1)	Unallocated expenses are primarily related to corporate administrative costs and other miscellaneous items that are not allocated to individual segments.
(2)	For a description of the relevant U.S. federal class action lawsuit and settlement, see “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal and Administrative Proceedings.”

Comparison of Fiscal Years 2019 and 2020

Revenue

	Year ended March 31,
	2019	2020
	RMB	RMB	US$	% Change

	(in millions, except percentages)
Core commerce:
China commerce retail	247,615	332,750	46,993	34%
China commerce wholesale	9,988	12,427	1,755	24%
International commerce retail	19,558	24,323	3,435	24%
International commerce wholesale	8,167	9,594	1,355	17%
Cainiao logistics services	14,885	22,233	3,140	49%
Local consumer services	18,058	25,440	3,593	41%
Others	5,129	9,337	1,319	82%
Total core commerce	323,400	436,104	61,590	35%
Cloud computing	24,702	40,016	5,651	62%
Digital media and entertainment	24,077	26,948	3,806	12%
Innovation initiatives and others	4,665	6,643	938	42%
Total revenue	376,844	509,711	71,985	35%

Total revenue increased by 35% from RMB376,844 million in fiscal year 2019 to RMB509,711 million (US$71,985 million) in fiscal year 2020. The increase was mainly driven by the robust revenue growth of our China commerce retail business and cloud computing.

Core commerce segment

China commerce retail

	Year ended March 31,
	2019	2020
	RMB	RMB	US$	% Change

	(in millions, except percentages)
Revenue
China commerce retail business
Customer management	145,684	175,396	24,771	20%
Commission	61,847	71,086	10,039	15%
Others(1)	40,084	86,268	12,183	115%
Total	247,615	332,750	46,993	34%
(1)	“Others” revenue under China commerce retail business is primarily generated by our New Retail and direct sales businesses, comprising mainly Freshippo, Tmall Supermarket, direct import and Intime.

Revenue from our China commerce retail business in fiscal year 2020 was RMB332,750 million (US$46,993 million), an increase of 34% compared to RMB247,615 million in fiscal year 2019. Revenue from our China retail marketplaces continued to see strong growth. Combined customer management and commission revenues grew 19% year-over-year, which represents an increase of 20% in customer management revenue and an increase of 15% in commission revenue. The growth of customer management revenue was primarily the result of an increase in the volume of paid clicks and an increase in the average unit price per click.

The growth of commission revenue was primarily due to strong 23% year-over-year growth of Tmall online physical goods GMV, excluding unpaid orders. Commission revenue did not grow in proportion to the growth of Tmall online physical goods GMV (excluding unpaid orders) primarily because of the revenue mix shift within Tmall Supermarket from commission-based revenue towards direct sales, which is classified as “Others” revenue under China commerce retail business, and also because more merchants under our merchant incentive program achieved annual GMV targets and received preferential commission rates.

“Others” revenue in fiscal year 2020 was RMB86,268 million (US$12,183 million), a significant increase compared to RMB40,084 million in fiscal year 2019, primarily driven by contributions from direct sales businesses, including Tmall Supermarket and Freshippo, as well as our consolidation of Kaola starting in September 2019.

We expect that the proportion of revenue of our direct sales businesses will continue to increase as we further implement our New Retail strategy.

China commerce wholesale

Revenue from our China commerce wholesale business in fiscal year 2020 was RMB12,427 million (US$1,755 million), an increase of 24% compared to RMB9,988 million in fiscal year 2019. The increase was primarily due to an increase in average revenue from paying members on 1688.com, our domestic wholesale marketplace, as well as an increase in revenue from Lingshoutong, a digital sourcing platform that connects FMCG brand manufacturers and their distributors directly to local mom-and-pop stores in China.

International commerce retail

Revenue from our international commerce retail business in fiscal year 2020 was RMB24,323 million (US$3,435 million), an increase of 24% compared to RMB19,558 million in fiscal year 2019. The increase was primarily due to an increase in revenue from Lazada and Trendyol (which we consolidated in July 2018), as well as an increase in revenue from AliExpress.

International commerce wholesale

Revenue from our international commerce wholesale business in fiscal year 2020 was RMB9,594 million (US$1,355 million), an increase of 17% compared to RMB8,167 million in fiscal year 2019. The increase was primarily due to an increase in the number of paying members on Alibaba.com, our global wholesale marketplace.

Cainiao logistics services

Revenue from Cainiao Network’s logistics services, which represents revenue from its domestic and international one-stop-shop logistics services and supply chain management solutions, after elimination of inter-company transactions, was RMB22,233 million (US$3,140 million) in fiscal year 2020, an increase of 49% compared to RMB14,885 million in fiscal year 2019, primarily due to the increase in the volume of orders fulfilled from our fast growing cross-border and international commerce retail businesses.

Local consumer services

Revenue from local consumer services, which primarily represents platform commissions, fees from provision of delivery services and other services provided by our on-demand delivery and local services platform Ele.me, was RMB25,440 million (US$3,593 million) in fiscal year 2020, an increase of 41% compared to RMB18,058 million in fiscal year 2019, primarily due to an increase in volume of orders delivered and an increase in average order value.

Cloud computing segment

Revenue from our cloud computing business in fiscal year 2020 was RMB40,016 million (US$5,651 million), an increase of 62% compared to RMB24,702 million in fiscal year 2019, primarily driven by increased revenue contributions from both our public cloud and hybrid cloud businesses.

Digital media and entertainment segment

Revenue from our digital media and entertainment business in fiscal year 2020 was RMB26,948 million (US$3,806 million), an increase of 12% compared to RMB24,077 million in fiscal year 2019. The increase was primarily due to our consolidation of Alibaba Pictures starting in March 2019.

Innovation initiatives and others segment

Revenue from innovation initiatives and others in fiscal year 2020 was RMB6,643 million (US$938 million), an increase of 42% compared to RMB4,665 million in fiscal year 2019. The increase was primarily due to an increase in revenue from online games and other business initiatives.

Cost of Revenue

	Year ended March 31,
	2019	2020
	RMB	RMB	US$	% Change

	(in millions, except percentages)
Cost of revenue	206,929	282,367	39,878	36%
Percentage of revenue	55%	55%
Share-based compensation expense included in cost of revenue	8,915	7,322	1,034	(18)%
Percentage of revenue	2%	1%
Cost of revenue excluding share-based compensation expense	198,014	275,045	38,844	39%
Percentage of revenue	53%	54%

Our cost of revenue increased by 36% from RMB206,929 million in fiscal year 2019 to RMB282,367 million (US$39,878 million) in fiscal year 2020. The increase was primarily due to an increase of RMB42,954 million in cost of inventory in relation to our New Retail and direct sales businesses, an increase of RMB15,994 million in logistics costs in relation to the fulfillment and delivery services for our retail marketplaces and local consumer service businesses, and an increase of RMB8,302 million in depreciation expenses and bandwidth and co-location fees as a result of our investments in our cloud computing and core commerce businesses. Without the effect of share-based compensation expense, cost of revenue as a percentage of revenue would have increased from 53% in fiscal year 2019 to 54% in fiscal year 2020. The increase was primarily due to an increase in revenue mix shift towards direct sales businesses such as Tmall Supermarket and New Retail, which resulted in increased cost of inventory, as well as our consolidation of Kaola, partly offset by a decrease in content cost by Youku and efficiency gains from our technology and infrastructure. As we continue to invest in New Retail and direct sales businesses, globalization, local consumer service, user acquisition, user experience and infrastructure, we expect our cost of revenue will increase in absolute dollar amounts and will likely increase as a percentage of revenue.

Product Development Expenses

	Year ended March 31,
	2019	2020
	RMB	RMB	US$	% Change

	(in millions, except percentages)
Product development expenses	37,435	43,080	6,085	15%
Percentage of revenue	10%	9%
Share-based compensation expense included in product development expenses	15,378	13,654	1,928	(11)%
Percentage of revenue	4%	3%
Product development expenses excluding share-based compensation expense	22,057	29,426	4,157	33%
Percentage of revenue	6%	6%

Our product development expenses increased by 15% from RMB37,435 million in fiscal year 2019 to RMB43,080 million (US$6,085 million) in fiscal year 2020. The increase was primarily due to an increase in payroll and benefits expenses. Without the effect of share-based compensation expense, product development expenses as a percentage of revenue would have remained stable at 6% in fiscal year 2020 and 2019. We expect our product development expenses will increase in absolute amounts and may increase as a percentage of revenue, as we increase our investments in technology, research and development.

Sales and Marketing Expenses

	Year ended March 31,
	2019	2020
	RMB	RMB	US$	% Change

	(in millions, except percentages)
Sales and marketing expenses	39,780	50,673	7,156	27%
Percentage of revenue	11%	10%
Share-based compensation expense included in sales and marketing expenses	4,411	3,830	541	(13)%
Percentage of revenue	2%	1%
Sales and marketing expenses excluding share-based compensation expense	35,369	46,843	6,615	32%
Percentage of revenue	9%	9%

Our sales and marketing expenses increased by 27% from RMB39,780 million in fiscal year 2019 to RMB50,673 million (US$7,156 million) in fiscal year 2020. The increase was primarily due to an increase in marketing and promotional spending for user acquisition that led to the increase in annual active consumers and MAUs in fiscal year 2020. Without the effect of share-based compensation expense, sales and marketing expenses as a percentage of revenue would have remained stable at 9% in fiscal year 2020 and 2019. We expect our sales and marketing expenses will increase in absolute amounts and may increase as a percentage of revenue as we continue to invest in marketing and promotion.

General and Administrative Expenses

	Year ended March 31,
	2019	2020
	RMB	RMB	US$	% Change

	(in millions, except percentages)
General and administrative expenses	24,889	28,197	3,982	13%
Percentage of revenue	6%	5%
Share-based compensation expense included in general and administrative expenses	8,787	6,936	980	(21)%
Percentage of revenue	2%	1%
General and administrative excluding share-based compensation expense	16,102	21,261	3,002	32%
Percentage of revenue	4%	4%

Our general and administrative expenses increased by 13% from RMB24,889 million in fiscal year 2019 to RMB28,197 million (US$3,982 million) in fiscal year 2020. The increase was primarily due to an increase in provision for doubtful debts on receivables and an increase in payroll and benefits expenses, partly offset by settlement of a U.S. federal class action lawsuit of US$250 million in fiscal year 2019. Without the effect of share-based compensation expense, general and administrative expenses as a percentage of revenue would have remained stable at 4% in fiscal year 2020 and 2019.

Amortization and impairment of Intangible Assets

	Year ended March 31,
	2019	2020
	RMB	RMB	US$	% Change

	(in millions, except percentages)
Amortization and impairment of intangible assets	10,727	13,388	1,891	25%
Percentage of revenue	3%	3%

Amortization and impairment of intangible assets increased by 25% from RMB10,727 million in fiscal year 2019 to RMB13,388 million (US$1,891 million) in fiscal year 2020. This increase was primarily due to the full year impact of the amortization of intangible assets acquired from business combinations of Koubei in December 2018. As we consolidate newly acquired businesses, we expect that our amortization of intangible assets will increase in the future.

Income from Operations and Operating Margin

	Year ended March 31,
	2019	2020
	RMB	RMB	US$	% Change

	(in millions, except percentages)
Income from operations	57,084	91,430	12,912	60%
Percentage of revenue	15%	18%
Share-based compensation expense included in income from operations	37,491	31,742	4,483	(15)%
Percentage of revenue	10%	6%
Settlement of U.S. federal class action lawsuit(1)	1,679	—	—	N/A
Percentage of revenue	0%	—
Income from operations excluding share-based compensation expense and settlement of U.S. federal class action lawsuit(1)	96,254	123,172	17,395	28%
Percentage of revenue	25%	24%
(1)	For a description of the relevant U.S. federal class action lawsuit and settlement, see “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal and Administrative Proceedings.”

Our income from operations increased by 60% from RMB57,084 million, or 15% of revenue, in fiscal year 2019 to RMB91,430 million (US$12,912 million), or 18% of revenue, in fiscal year 2020. Without the effect of share-based compensation expense and settlement of the U.S. federal class action lawsuit, our income from operations would have increased by 28% from RMB96,254 million, or 25% of revenue in fiscal year 2019 to RMB123,172 million (US$17,395 million), or 24% of revenue in fiscal year 2020.

Adjusted EBITA and adjusted EBITA margin

Adjusted EBITA and adjusted EBITA margin by segments are set forth in the table below. See the section entitled “— Segment Information for Fiscal Years 2018, 2019 and 2020” above for a reconciliation of income from operations to adjusted EBITA.

	Year ended March 31,
	2019		2020
		% of Segment			% of Segment
	RMB	Revenue	RMB	US$	Revenue

	(in millions, except percentages)
Core commerce	136,167	42%	165,800	23,415	38%
Cloud computing	(1,158)	(5)%	(1,414)	(199)	(4)%
Digital media and entertainment	(15,796)	(66)%	(11,116)	(1,570)	(41)%
Innovation initiatives and others	(5,971)	(128)%	(8,815)	(1,245)	(133)%

Core commerce segment

Adjusted EBITA increased by 22% to RMB165,800 million (US$23,415 million) in fiscal year 2020, compared to RMB136,167 million in fiscal year 2019, primarily due to an increase in marketplace-based core commerce adjusted EBITA to RMB192,771 million (US$27,224 million). Adjusted EBITA margin decreased from 42% in fiscal year 2019 to 38% in fiscal year 2020 primarily due to a continuing revenue mix shift towards self-operated New Retail and direct sales businesses, where revenue is recorded on a gross basis, including the cost of inventory, as well as the effects of our consolidation of Kaola. We expect that our core commerce adjusted EBITA margin will continue to be affected by the pace of our investments in new businesses and by a continuing revenue mix shift to self-operated New Retail and direct sales businesses.

Cloud computing segment

Adjusted EBITA in fiscal year 2020 was a loss of RMB1,414 million (US$199 million), compared to a loss of RMB1,158 million in fiscal year 2019. Adjusted EBITA margin improved to negative 4% in fiscal year 2020 from negative 5% in fiscal year 2019.

Digital media and entertainment segment

Adjusted EBITA in fiscal year 2020 was a loss of RMB11,116 million (US$1,570 million), compared to a loss of RMB15,796 million in fiscal year 2019. Adjusted EBITA margin improved to negative 41% in fiscal year 2020 from negative 66% in fiscal year 2019, primarily due to reduced content cost by Youku as a result of our more disciplined content spending policy.

Innovation initiatives and others segment

Adjusted EBITA in fiscal year 2020 was a loss of RMB8,815 million (US$1,245 million), compared to a loss of RMB5,971 million in fiscal year 2019. The increase in adjusted EBITA loss was primarily due to the increased loss from DingTalk and other new business initiatives, as well as our investments in technological research and innovation.

Interest and Investment Income, Net

Our interest and investment income, net, increased from RMB44,106 million in fiscal year 2019 to RMB72,956 million (US$10,303 million) in fiscal year 2020. In fiscal year 2020, we recognized one-time gains of RMB71.6 billion (US$10.1 billion) and RMB10.3 billion (US$1.5 billion) in relation to the receipt of the 33% equity interest in Ant Group and our deconsolidation of the AliExpress Russia businesses, respectively. In fiscal year 2019, we recognized one-time gains of RMB22.0 billion and RMB5.8 billion arising from the revaluation of our previously held equity interest in Koubei and Alibaba Pictures when we obtained control over these businesses in December 2018 and March 2019, respectively. The increase in one-time gains in fiscal year 2020 was partly offset by net losses arising from changes in the fair values of our equity investments, compared to net gains recorded on such fair value changes in fiscal year 2019.

The above-mentioned gains and losses were excluded from our non-GAAP net income.

Interest Expense

Our interest expense was RMB5,180 million (US$731 million) in fiscal year 2020, compared to RMB5,190 million in fiscal year 2019.

Other Income, Net

Our other income, net in fiscal year 2020 was RMB7,439 million (US$1,051 million), compared to RMB221 million in fiscal year 2019. The increase was primarily due to an increase in royalty fees and software technology service fees from Ant Group and a decrease in exchange loss. Royalty fees and software technology service fees under our profit sharing arrangement with Ant Group amounted to RMB3,835 million (US$542 million) in fiscal year 2020, as compared to RMB517 million in fiscal year 2019. The profit sharing arrangement was terminated in September 2019 upon our receipt of the 33% equity interest in Ant Group.

Income Tax Expenses

Our income tax expenses increased by 24% from RMB16,553 million in fiscal year 2019 to RMB20,562 million (US$2,904 million) in fiscal year 2020. Our effective tax rate decreased to 12% in fiscal year 2020 from 17% in fiscal year 2019. Excluding the one-time gain in relation to the receipt of the 33% equity interest in Ant Group, share-based compensation expense, revaluation and disposal gains/losses of investments, impairment of investments and goodwill, as well as the deferred tax effects arising from our share of results of equity investees, our effective tax rate would have remained stable at 17% in fiscal year 2020 and 2019.

Share of Results of Equity Investees

Share of results of equity investees in fiscal year 2020 was a loss of RMB5,733 million (US$810 million), compared to a profit of RMB566 million in fiscal year 2019. We record our share of results of equity investees one quarter in arrears.

Share of results of equity investees in fiscal years 2019 and 2020 consisted of the following:

	Year ended March 31,
	2019	2020
	RMB	RMB	US$

	(in millions)
Share of profit of equity investees:
Ant Group (1)	—	5,324	752
Others	2,997	3,332	470
Impairment loss	(493)	(11,824)	(1,670)
Dilution loss	(185)	(108)	(15)
Others(2)	(1,753)	(2,457)	(347)
Total	566	(5,733)	(810)
(1)	We received the 33% equity interest in Ant Group on September 23, 2019. Similar to other equity investees, we record our share of results of Ant Group one quarter in arrears. As such, the share of profit of Ant Group in fiscal year 2020 reflects our share of profit of Ant Group for the period from the day following receipt of the equity interest to the end of the quarter on December 31, 2019.
(2)	Others mainly include amortization of intangible assets of equity investees and share-based compensation expense.

The year-over-year decrease in share of results of equity investees was mainly due to impairment loss of RMB11,824 million (US$1,670 million) with respect to certain equity investees as a result of their prolonged decline in market values against our carrying values, partly offset by our share of profits in Ant Group. The COVID-19 pandemic has caused widespread disruptions to the economy and the businesses of our equity investees may be adversely affected, which could negatively impact our share of results of equity investees in future periods.

Net Income

As a result of the foregoing, our net income increased by 75% from RMB80,234 million in fiscal year 2019 to RMB140,350 million (US$19,821 million) in fiscal year 2020.

Comparison of Fiscal Years 2018 and 2019

For a discussion of our results of operations for the fiscal year ended March 31, 2018 compared with the fiscal year ended March 31, 2019, see “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Comparison of Fiscal Years 2018 and 2019” of our annual report on Form 20-F for the fiscal year ended March 31, 2019, filed with the SEC on June 5, 2019.

B.   Liquidity and Capital Resources

We fund our operations and strategic investments from cash generated from our operations and through debt and equity financing. We generated RMB125,805 million, RMB150,975 million and RMB180,607 million (US$25,507 million) of cash from operating activities for fiscal years 2018, 2019 and 2020, respectively. As of March 31, 2020, we had cash and cash equivalents and short-term investments of RMB330,503 million (US$46,676 million) and RMB28,478 million (US$4,022 million), respectively. Short-term investments consist primarily of investments in fixed deposits with maturities between three months and one year and investments in money market funds or other investments whereby we have the intention to redeem within one year.

In November 2014, we issued unsecured senior notes, including floating rate and fixed rate notes, with varying maturities for an aggregate principal amount of US$8.0 billion. Interest on the unsecured senior notes is payable in arrears, quarterly for the floating rate notes and semi-annually for the fixed-rate notes. We used the proceeds from the issuance of the unsecured senior notes to refinance our previous syndicated loan arrangements in the same amount. We are not subject to any financial covenant or other significant operating covenants under the unsecured senior notes. See note 21 to our audited consolidated financial statements included in this annual report for further information.

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

In November 2017 and November 2019, we repaid US$3.55 billion of our US$8.0 billion unsecured senior notes that became due. In December 2017, we issued an additional aggregate of US$7.0 billion unsecured senior notes.

As of March 31, 2020, we also had other bank borrowings of RMB16,603 million (US$2,345 million), primarily used for our capital expenditures in relation to the construction of corporate campuses, office facilities and infrastructure for logistics business, and for other working capital purposes. See note 20 to our audited consolidated financial statements included in this annual report for further information.

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

The following table sets out a summary of our cash flows for the periods indicated:

	Year ended March 31,
	2018	2019	2020
	RMB	RMB	RMB	US$

	(in millions)
Net cash provided by operating activities(1)	125,805	150,975	180,607	25,507
Net cash used in investing activities(1)	(83,764)	(151,060)	(108,072)	(15,263)
Net cash provided by (used in) financing activities	20,359	(7,392)	70,853	10,006
(1)	We adopted ASU 2016-18, “Statement of Cash Flows (Topic 230): Restricted Cash,” beginning in the first quarter of fiscal year 2019. As a result of adopting this new accounting update, we retrospectively adjusted the consolidated statements of cash flows to include restricted cash and escrow receivables in cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the consolidated statements of cash flows. The impact of our retrospective reclassification on cash flows from operating activities for the year ended March 31, 2018 was an increase of RMB634 million and the impact of our retrospective reclassification on cash flows from investing activities for the year ended March 31, 2018 was an increase of RMB126 million.

Cash Flows from Operating Activities

Cash provided by operating activities in fiscal year 2020 was RMB180,607 million (US$25,507 million) and primarily consisted of net income of RMB140,350 million (US$19,821 million), as adjusted for non-cash items and the effects of changes in working capital and other activities. Adjustments for non-cash items primarily included gain in relation to the receipt of the 33% equity interest in Ant Group of RMB71,561 million (US$10,106 million), share-based compensation expense of RMB31,742 million (US$4,483 million), amortization of intangible assets and licensed copyrights of RMB21,904 million (US$3,093 million) and depreciation of property and equipment, and operating lease cost relating to land use rights of RMB20,523 million (US$2,899 million). Changes in working capital and other activities primarily consisted of an increase of RMB56,690 million (US$8,006 million) in accrued expenses, accounts payable and other liabilities mainly as a result of the growth of our business as well as the consumer protection fund deposits received from merchants on our China retail marketplaces, and an increase of RMB7,914 million (US$1,118 million) in deferred revenue and customer advances, partially offset by an increase of RMB43,386 million (US$6,128 million) in prepayments, receivables and other assets, mainly as a result of the growth of our business. The increase in accrued expenses, accounts payable and other liabilities and prepayments, receivables and other assets were also attributable to the adoption of new lease standard which resulted in the recognition of operating lease liabilities and right-of-use assets on the balance sheet.

Cash provided by operating activities in fiscal year 2019 was RMB150,975 million and primarily consisted of net income of RMB80,234 million, as adjusted for non-cash items and the effects of changes in working capital and other activities. Adjustments for non-cash items primarily included share-based compensation expense of RMB37,491 million, revaluation gain on previously held equity interests of RMB30,187 million, amortization of intangible assets and licensed copyrights of RMB22,118 million, realized and unrealized gain of RMB16,082 million related to investment securities and depreciation of property and equipment, and operating lease cost relating to land use rights of RMB14,962 million. Changes in working capital and other activities primarily consisted of an increase of RMB24,355 million in accrued expenses, accounts payable and other liabilities as a result of the growth of our business and an increase of RMB8,639 million in deferred revenue and customer advances, partially offset by an increase of RMB10,185 million in prepayments, receivables and other assets.

Cash Flows from Investing Activities

Cash used in investing activities was RMB108,072 million (US$15,263 million) in fiscal year 2020 and was primarily attributable to RMB56,873 million (US$8,032 million) in acquisition of investment securities and equity investments mainly held for strategic purposes, including Meinian Onehealth Healthcare, Red Star Macalline, STO Express and China TransInfo, and cash paid for business combinations, net of cash acquired, including Kaola, capital expenditures and acquisition of licensed copyrights and other intangible assets of RMB45,386 million (US$6,410 million) primarily in connection with the purchase of computer equipment and licensed copyrights, as well as the continued expansion of our corporate campuses and our investments in infrastructure of logistics and New Retail businesses and data centers, an increase in short-term investments by RMB24,907 million (US$3,518 million), partially offset by proceeds from disposal of subsidiaries, equity investees and investment securities of RMB18,769 million (US$2,651 million). In addition, in connection with the receipt of the 33% equity interest in Ant Group, the net cash impact is minimal because the consideration paid was fully funded by the amount we received for the transfer of certain intellectual property and assets to Ant Group.

Cash used in investing activities was RMB151,060 million in fiscal year 2019 and was primarily attributable to RMB119,766 million in acquisition of investment securities and equity investments mainly held for strategic purposes, including Focus Media and ZTO Express, and cash paid for business combinations, net of cash acquired, including Ele.me, capital expenditures and acquisition of licensed copyrights and other intangible assets of RMB49,643 million primarily in connection with the purchase of computer equipment and licensed copyrights, as well as our investments in data centers and infrastructure for logistics and New Retail businesses, partially offset by proceeds from disposal of subsidiaries, equity investees and investment securities of RMB10,329 million.

Cash Flows from Financing Activities

Cash provided by financing activities was RMB70,853 million (US$10,006 million) in fiscal year 2020, and was primarily attributable to net proceeds of RMB90,546 million (US$12,788 million) from the issuance of shares in connection with our global offering and secondary listing in Hong Kong and cash injection from noncontrolling interests of RMB11,049 million (US$1,560 million), partly offset by repayment of unsecured senior notes of US$2,250 million and cash used to acquire additional shares of Cainiao Network from a third party.

Cash used in financing activities was RMB7,392 million in fiscal year 2019, and was primarily attributable to cash used in share repurchase of RMB10,872 million and net repayment of borrowings of RMB4,231 million, partly offset by cash injection from noncontrolling interests of RMB8,706 million.

Capital Expenditures

Our capital expenditures have been incurred primarily in relation to (1) the acquisition of computer equipment and construction of data centers relating to our cloud computing business and the operation of our mobile platforms and websites; (2) the acquisition of land use rights and construction of corporate campuses and office facilities and (3) infrastructure for logistics and New Retail businesses. In fiscal years 2018, 2019 and 2020, our capital expenditures totaled RMB19,628 million, RMB35,482 million and RMB32,550 million (US$4,597 million), respectively. In addition, our acquisitions of licensed copyrights and other intangible assets in fiscal years 2018, 2019 and 2020 were RMB10,208 million, RMB14,161 million and RMB12,836 million (US$1,813 million), respectively.

Holding Company Structure

We are a holding company with no operation other than ownership of operating subsidiaries in mainland China, Hong Kong S.A.R., and elsewhere that own and operate our marketplaces and other businesses as well as a portfolio of intellectual property rights. As a result, we rely on dividends and other distributions paid by our operating subsidiaries, including funds to pay dividends to our shareholders or to service our outstanding debts. If our operating subsidiaries incur additional debt on their own behalf in the future, the instruments governing the debt may restrict the ability of our operating subsidiaries to pay dividends or make other distributions to us. In addition, applicable PRC law permits payment of dividends to us by our operating subsidiaries in China only out of their retained earnings, if any, determined in accordance with PRC accounting standards and regulations. Moreover, our operating subsidiaries in China are also required to set aside a portion of their net income, if any, each year to fund general reserves for appropriations until this reserve has reached 50% of the related subsidiary’s registered capital. These reserves are not distributable as cash dividends. In addition, registered share capital and capital reserve accounts are also restricted from distribution. As of March 31, 2020, these restricted net assets totaled RMB114.7 billion (US$16.2 billion). See note 23 to our audited consolidated financial statements included in this annual report.

Our holding company structure differs from some of our peers in that we hold our material assets and operations, except for ICP and other licenses for regulated activities as well as certain equity investments in restricted businesses, in our wholly-owned entities and most of our revenue is generated directly by our wholly-owned entities. As revenue is generated directly by our wholly-owned entities, our wholly-owned entities directly capture the profits and associated cash flow from operations, without having to rely on contractual arrangements to transfer cash flow from the variable interest entities to our wholly-owned entities. In fiscal years 2018, 2019 and 2020, the significant majority of our revenues were generated by our wholly owned-entities in China. See “Item 4. Information on the Company — C. Organizational Structure” for a description of these contractual arrangements and the structure of our company.

Inflation

Inflation in China has not materially impacted our results of operations in recent years. According to the National Bureau of Statistics of China, the year-over-year increase in the consumer price index in calendar years 2017, 2018 and 2019 was 1.6%, 2.1% and 2.9%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher inflation rates in China.

Critical Accounting Policies and Estimates

Our significant accounting policies are set forth in note 2 to our audited consolidated financial statements included in this annual report. The preparation of our consolidated financial statements requires our management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements. Our management periodically re-evaluates these estimates and assumptions based on historical experience and other factors, including expectations of future events that they believe to be reasonable under the circumstances. We considered the economic implications of the COVID-19 pandemic on our significant judgments and estimates. Given the impact and other unforeseen effects on the global economy from the COVID-19 pandemic, these estimates required increased judgment, and actual results may differ significantly from these estimates and assumptions. We have identified the following accounting policies as the most critical to an understanding of our financial position and results of operations, because the application of these policies requires significant and complex management estimates, assumptions and judgment, and the reporting of materially different amounts could result if different estimates or assumptions were used or different judgments were made.

Principles of Consolidation

A subsidiary is an entity in which (i) we directly or indirectly control more than 50% of the voting power; or (ii) we have the power to appoint or remove the majority of the members of the board of directors or to cast a majority of votes at the meetings of the board of directors or to govern the financial and operating policies of the investee pursuant to a statute or under an agreement among the shareholders or equity holders. However, there are situations in which consolidation is required even though these usual conditions of consolidation do not apply. Generally, this occurs when an entity holds an interest in another business enterprise that was achieved through arrangements that do not involve voting interests, which results in a disproportionate relationship between the entity’s voting interests in, and its exposure to the economic risks and potential rewards of, the other business enterprise. This disproportionate relationship results in what is known as a variable interest, and the entity in which we have the variable interest is referred to as a variable interest entity. We consolidate a variable interest entity if we are determined to be the primary beneficiary of the variable interest entity. The primary beneficiary has both (i) the power to direct the activities of the variable interest entity that most significantly impact the entity’s economic performance, and (ii) the obligation to absorb losses or the right to receive benefits from the variable interest entity that could potentially be significant to the variable interest entity.

For the entities that we invested in or are associated with but in which the usual conditions of consolidation mentioned above do not apply, we continuously re-assess whether these entities possess any of the characteristics of a variable interest entity and whether we are the primary beneficiary.

We consolidate our subsidiaries and the variable interest entities of which we are the primary beneficiary. On a periodic basis, we reconsider the initial determination of whether a legal entity is a consolidated entity upon the occurrence of certain events provided in Accounting Standards Codification (“ASC”) 810. We also continuously reconsider whether we are the primary beneficiary of our affiliated entities as facts and circumstances change.

Recognition of Revenue

Revenue is principally comprised of customer management revenue, commissions on transactions, membership fees, logistics services revenue, cloud computing services revenue, sales of goods and other revenue. Revenue represents the amount of consideration we are entitled to upon the transfer of promised goods or services in the ordinary course of our activities and is recorded net of VAT. Consistent with the criteria of ASC 606 “Revenue from Contracts with Customers,” we recognize revenue when performance obligations are satisfied by transferring control of a promised good or service to a customer. For performance obligations that are satisfied at a point in time, we also consider the following indicators to assess whether control of a promised good or service is transferred to the customer: (i) right to payment, (ii) legal title, (iii) physical possession, (iv) significant risks and rewards of ownership and (v) acceptance of the good or service. For performance obligations satisfied over time, we recognize revenue over time by measuring the progress toward complete satisfaction of a performance obligation.

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

For multiple element arrangements with customers, which primarily relate to the sale of proprietary cloud services packages, which include hardware, software licenses, software installation services and maintenance services, significant judgment is required to determine whether each good and service element is a distinct performance obligation and is separately accounted for. To determine whether a performance obligation is distinct, we consider its level of integration, customization, interdependence and interrelation with other elements within the arrangement. If an arrangement involves multiple distinct performance obligations, each distinct performance obligation is separately accounted for and the total consideration is allocated to each performance obligation based on the relative standalone selling prices at contract inception. If directly observable standalone selling prices are not available, we need to apply significant judgment and perform assessments on market conditions and entity-specific factors to estimate the standalone selling prices for each element. Changes in the estimated standalone selling price may cause the amount of revenue to be recognized for each performance obligation to differ, but the total amount of revenue to be recognized within a contract should not be affected. We periodically re-assess the standalone selling price of the elements as a result of changes in market conditions. Revenue recognition for P4P marketing service, in-feed marketing service and display marketing on our China retail marketplaces does not require us to exercise significant judgment or estimate.

For certain arrangements, we apply significant judgment in determining whether we are acting as the principal or agent in a transaction. We are acting as the principal if we obtain control over the goods and services before they are transferred to customers. Generally, when we are primarily obligated in a transaction and are subject to inventory risk or have latitude in establishing prices, or have several but not all of these indicators, we act as the principal and record revenue on a gross basis. We act as the agent and record the net amount as revenue earned if we do not obtain control over the goods and services before they are transferred to the customers. We record P4P marketing services revenue and display marketing revenue generated through third-party marketing affiliate programs on a gross basis; and revenue relating to the Taobaoke program generated through third-party marketing affiliate partners’ websites where we do not take inventory risks on a net basis. In addition, revenue generated from certain platforms in which we operate as a principal is reported on a gross basis.

Share-based Compensation Expense and Valuation of the Underlying Awards

Granting of share-based awards relating to our ordinary shares

We account for various types of share-based awards granted to the employees, consultants and directors of our Company, our affiliates and/or certain other companies, such as Ant Group, in accordance with the authoritative guidance on share-based compensation expense. Under the fair value recognition provision of this guidance and prior to April 1, 2019, the effective date of Accounting Standards Update (“ASU”) 2018-07, compensation for share-based awards granted, including RSUs, share options and restricted shares, was measured at the grant date, or at the future vesting dates in the case of consultants or non-employee grantees, based on the fair value of the awards and was recognized as expense over the requisite service period, which is generally the vesting period of the respective award, on an accelerated attribution method. In the case of share-based awards granted to consultant or non-employees, the fair value of the unvested portion was re-measured each period, with the resulting difference, if any, recognized as an expense during the period when the related services are rendered. Upon the adoption of ASU 2018-07 beginning on April 1, 2019, the equity-classified share-based awards granted to consultants or non-employees are no longer re-measured at each reporting date through the vesting date and the accounting for these share-based awards to consultants or non-employees and employees will be substantially aligned. Under the accelerated attribution method, each vesting installment of a graded vesting award is treated as a separate share-based award, and accordingly each vesting installment is separately measured and attributed to expense, resulting in accelerated recognition of share-based compensation expense.

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

Subscription for rights or interests offered to acquire our restricted shares

Beginning in 2013, we offered selected members of the Alibaba Partnership rights or interests to acquire our restricted shares. The fair value of the rights or interests is determined using the Black-Scholes valuation model. For the rights or interests offered before 2016, a discount for post-vesting sales restriction was applied to arrive at the estimated value of the restricted shares. We record share-based compensation expense equivalent to the entire fair value of these rights or interests less the initial subscription price in the period of subscription. For the rights or interests offered since 2016, we recognize share-based compensation expense equivalent to the entire fair value of these rights or interests over the requisite service period.

Share-based awards relating to Ant Group

Since March 2014, Junhan has granted share-based awards linked to the valuation of Ant Group to certain of our employees, and Ant Group has granted awards to certain of our employees since April 2018. The awards granted by Junhan will be settled by Junhan upon disposal of these awards by the holders. The awards granted by Ant Group will be settled by Ant Group upon vesting or exercise of these awards. Junhan and Ant Group have the right to repurchase the vested awards (or any underlying equity for the settlement of the vested awards) granted by them, as applicable, from the holders upon an initial public offering of Ant Group or the termination of the holders’ employment with us at a price to be determined based on the then fair market value of Ant Group. We had no obligation to reimburse Junhan and Ant Group for the cost associated with the awards granted during all the periods presented. In June 2020, the parties entered into equity-based awards grant and settlement agreements pursuant to which the parties will settle with each other the cost associated with the awards that will be granted to each other’s employees. The payment amounts will depend on the relative values of the awards to be granted in the future.

These awards meet the definition of a financial derivative. The cost relating to these awards is recognized by us and the related expense is recognized over the requisite service period in the consolidated income statements with a corresponding credit to additional paid-in capital. Subsequent changes in the fair value of these awards are recorded in the consolidated income statements. The expenses relating to the awards granted by Junhan are re-measured at the fair value on each reporting date until their settlement dates. The expenses relating to the awards granted by Ant Group are re-measured at the fair value on each reporting date until their vesting dates or settlement dates. See note 9(d) to our audited consolidated financial statements included in this annual report. The fair values of the underlying equity are primarily determined with reference to the business enterprise value, or BEV, of Ant Group which is based on the contemporaneous valuation reports or recent financing transactions. Given that the determination of the BEV of Ant Group requires judgments and is beyond our control, the magnitude of the related accounting impact is unpredictable and may affect our consolidated income statements significantly.

As of March 31, 2020, total unamortized share-based compensation expense related to our ordinary shares that we expect to recognize was RMB27,728 million (US$3,916 million), with a weighted-average remaining requisite service period of 2.1 years. To the extent the actual forfeiture rate is different from what we have anticipated, share-based compensation expense related to these awards will be different. Furthermore, share-based compensation expense was affected by changes in the fair value of our shares, as certain share-based awards were granted to non-employees for which the unvested portions of the awards were re-measured at each reporting date through the vesting dates before the adoption of ASU 2018-07 which began on April 1, 2019. Subsequent to the receipt of 33% equity interest in Ant Group in September 2019, the share-based compensation expense related to our ordinary shares granted to employees of Ant Group is recorded in “Share of results of equity investees” in the consolidated income statements. In addition, share-based compensation expense will also be affected by changes in the fair value of awards granted to our employees by Junhan and Ant Group.

See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Agreements and Transactions Related to Ant Group and Its Subsidiaries — Equity-based Award Arrangements.” The expenses associated with these awards will be recognized across the functions in which the award recipients are employed and may continue to be significant in future periods.

Recognition of Income Taxes and Deferred Tax Assets/Liabilities

We are mainly subject to income tax in China, but are also subject to taxation on profit arising in or derived from the tax jurisdiction where our subsidiaries are domiciled and operate outside of China. Income taxes are assessed and determined on an entity basis. There are transactions (including entitlement to preferential tax treatment and deductibility of expenses) where the ultimate tax determination is uncertain until the final tax position is confirmed by relevant tax authorities. In addition, we recognize liabilities for anticipated tax audit issues based on estimates of whether additional taxes could be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, the differences will impact the income tax and deferred tax provisions in the period in which the determination is made.

Deferred income tax is recognized for all temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available in the future against which the temporary differences, the carry forward of unused tax credits and unused tax losses could be utilized. Deferred income tax is provided in full, using the liability method. The deferred tax assets recognized are mainly related to the temporary differences arising from amortization of licensed copyrights and accrued expenses, which are not deductible until paid under the applicable PRC tax laws. We have also recognized deferred tax liabilities on the undistributed earnings generated by our subsidiaries in China, which are subject to withholding taxes when they resolve to distribute dividends to us. We have also recognized deferred tax in relation to the investment securities and certain of our equity investees. As of March 31, 2020, we have accrued the withholding tax on substantially all of the distributable earnings of the PRC subsidiaries, except for those undistributed earnings that we intend to invest indefinitely in the PRC. If our intent changes or if these funds are in fact distributed outside of China, we would be required to accrue or pay the withholding tax on some or all of these undistributed earnings and our effective tax rate would be adversely affected.

Fair Value Determination Related to the Accounting for Business Combinations

A component of our growth strategy has been to acquire and integrate complementary businesses into our digital economy. We complete business combinations from time to time that require us to perform purchase price allocations. In order to recognize the fair value of assets acquired and liabilities assumed, mainly consisting of intangible assets and goodwill, as well as the fair value of any contingent consideration to be recognized, we use valuation techniques such as discounted cash flow analysis and ratio analysis with reference to comparable companies in similar industries under the income approach, market approach and cost approach. Major assumptions used in determining the fair value of these intangible assets include future growth rates and weighted average cost of capital. Most of the valuations of our acquired businesses have been performed by independent valuation specialists under our management’s supervision. We believe that the estimated fair value assigned to the assets acquired and liabilities assumed are based on reasonable assumptions and estimates that market participants would use. However, these assumptions are inherently uncertain and actual results could differ from those estimates.

Fair Value Determination Related to Financial Instruments Accounted for at Fair Value

We have a significant amount of financial instruments that are categorized within Level 2 and Level 3 according to ASC 820 “Fair Value Measurement.” The valuations for certain financial instruments categorized within Level 2, such as interest rate swap contracts and certain call option agreements, are performed based on inputs derived from or corroborated by observable market data. Convertible and exchangeable bonds that do not have a quoted price are categorized within Level 3, of which the valuations are performed using valuation models such as the binomial model with unobservable inputs including risk-free interest rate and expected volatility. The valuation of contingent consideration categorized within Level 3 is performed using an expected cash flow method with unobservable inputs including the probability to achieve the contingencies in connection with the contingent consideration arrangements. Significant judgment is required to determine the appropriateness of those unobservable inputs.

Investments in privately held companies for which the company elected to record using the measurement alternative are recorded at cost, less impairment, with subsequent adjustments for observable price changes resulting from orderly transactions for identical or similar investments of the same issuer. The valuations of these investments are categorized within Level 3, and are estimated based on valuation methods using the observable transaction price at the transaction date and other unobservable inputs including volatility, as well as rights and obligations of the securities. The determination of whether an observable transaction is orderly and similar to our investment, and the amount of adjustment considering the rights and obligations of the investment, requires significant judgment.

Impairment Assessment on Goodwill and Intangible Assets

We test annually, or whenever events or circumstances indicate that the carrying value of assets exceeds the recoverable amounts, whether goodwill and intangible assets have suffered any impairment in accordance with the accounting policy stated in note 2 to our audited consolidated financial statements included in this annual report. For the impairment assessment on goodwill, we have elected to perform a qualitative assessment to determine whether the two-step impairment testing of goodwill is necessary. In this assessment, we identify the reporting units, consider factors such as macroeconomic conditions, industry and market considerations, overall financial performance of the reporting units, and other specific information related to the operations, business plans and strategies of the reporting units, including consideration of the impact of the COVID-19 pandemic. Based on the qualitative assessment, if it is more likely than not that the fair value of a reporting unit is less than the carrying amount, the quantitative impairment test is performed.

For the quantitative assessment of goodwill impairment, we compare the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of the reporting unit’s goodwill.

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

Impairment Assessment on Licensed Copyrights

We evaluate the program usefulness of licensed copyrights pursuant to the guidance in ASC 920 “Entertainment — Broadcasters,” which provides that the rights be reported at the lower of unamortized cost or estimated net realizable value. When there is a change in the expected usage of licensed copyrights, we estimate net realizable value of licensed copyrights to determine if any impairment exists. The net realizable value of licensed copyrights is determined by estimating the expected cash flows from advertising and membership fees, less any direct costs, over the remaining useful lives of the licensed copyrights. We monetize our licensed copyrights with branding customers based on the different content channels available on our entertainment distribution platforms. Therefore, we estimate these cash flows for each category of content separately, such as movies, television series, variety shows, animations and other video content. Estimates that impact these cash flows include anticipated levels of demand for our advertising services and the expected selling prices of advertisements. Judgment is required to determine the key assumptions adopted in the cash flow projections and changes to key assumptions can significantly affect these cash flow projections and the results of the impairment tests.

Impairment Assessment on Investments in Equity Investees

We continually review our investments in equity investees to determine whether a decline in fair value below the carrying value is “other-than-temporary.” The primary factors that we consider include:

●	the severity and length of time that the fair value of the investment is below its carrying value;
●	the stage of development, the business plan, the financial condition, the sufficiency of funding and the operating performance of the investee companies; strategic collaboration with and the prospects of the investee companies;
●	the geographic region, market and industry in which the investee companies operate, including consideration of the impact of the COVID-19 pandemic; and
●	other entity specific information such as recent financing rounds completed by the investee companies and post balance sheet date fair value of the investment.

Fair value of the listed securities is subject to volatility and may be materially affected by market fluctuations. Judgment is required to determine the weighting and impact of the abovementioned factors and changes to this determination can significantly affect the results of the impairment tests.

Impairment Assessment on Equity Securities

Equity securities without readily determinable fair values that are accounted for using the measurement alternative are subject to periodic impairment reviews. Our impairment analysis considers both qualitative and quantitative factors that may have a significant effect on the fair value of these equity securities, including consideration of the impact of the COVID-19 pandemic. Qualitative factors considered may include market environment and conditions, financial performance, business prospects, and other relevant events and factors. When indicators of impairment exist, we perform quantitative assessments of the fair value, which may include the use of market and income valuation approaches and the use of estimates, which may include discount rates, investees’ liquidity and financial performance, and market data of comparable companies in similar industries. Judgment is required to determine the appropriateness of the valuation approaches and the weighting and impact of the abovementioned factors. Changes to this determination can significantly affect the results of the quantitative assessments.

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

Recent Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, “Financial Instruments — Credit Losses (Topic 326): Measurement on Credit Losses on Financial Instruments,” and issued subsequent amendments to the initial guidance, transitional guidance and other interpretive guidance between November 2018 and March 2020 within ASU 2018-19, ASU 2019-04, ASU 2019-05, ASU 2019-11, ASU 2020-02 and ASU 2020-03. ASU 2016-13 introduces new guidance for credit losses on instruments within its scope. The new guidance introduces an approach based on expected losses to estimate credit losses on certain types of financial instruments, including trade and other receivables, held-to-maturity debt securities, loans and net investments in leases. The new guidance also modifies the impairment model for available-for-sale debt securities and requires entities to determine whether all or a portion of the unrealized loss on an available-for-sale debt security is a credit loss. Further, the new guidance indicates that entities may not use the length of time a security has been in an unrealized loss position as a factor in concluding whether a credit loss exists. The new guidance is effective for us for the year ending March 31, 2021 and interim reporting periods during the year ending March 31, 2021. The cumulative impact of these adjustments on retained earnings as of April 1, 2020 was not material.

In January 2017, the FASB issued ASU 2017-04, “Intangibles — Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment,” which simplifies how an entity is required to test goodwill for impairment by eliminating step two from the goodwill impairment test. Step two of the goodwill impairment test measures a goodwill impairment loss by comparing the implied fair value of a reporting unit’s goodwill with its carrying amount. The new guidance is effective prospectively for us for the year ending March 31, 2021 and interim reporting periods during the year ending March 31, 2021. We do not expect that the adoption of this guidance will have a material impact on our financial position, results of operations and cash flows.

In August 2018, the FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement,” which eliminates, adds and modifies certain disclosure requirements for fair value measurements as part of the FASB’s disclosure framework project. The new guidance is effective for us for the year ending March 31, 2021 and interim reporting periods during the year ending March 31, 2021. We do not believe that the adoption of this guidance will have a material impact on the fair value disclosure in the consolidated financial statements.

In November 2018, the FASB issued ASU 2018-18, “Collaborative Arrangements (Topic 808): Clarifying the Interaction Between Topic 808 and Topic 606,” which clarifies that elements of collaborative arrangements could qualify as transactions with customers in the scope of ASC 606. The amendments require the application of existing guidance to determine the units of account in collaborative arrangement for purposes of identifying transactions with customers. For transactions outside the scope of ASC 606, companies can apply elements of ASC 606 or other relevant guidance by analogy, or apply a reasonable accounting policy if there is no appropriate analogy. ASU 2018-18 is effective retrospectively for us for the year ending March 31, 2021 and interim reporting periods during the year ending March 31, 2021. We do not expect that the adoption of this guidance will have a material impact on our financial position, results of operations and cash flows.

In March 2019, the FASB issued ASU 2019-02, “Entertainment — Films — Other Assets — Film Costs (Subtopic 926-20) and Entertainment — Broadcasters — Intangibles — Goodwill and Other (Subtopic 920-350),” which aligns the accounting guidance for production costs for (1) films and (2) episodic content produced for television series and streaming services. This new guidance also clarifies when an entity should test films and license agreements for program material for impairment at the film-group level, amends the presentation and disclosure requirements for produced or licensed content and addresses statement of cash flows classification for license arrangements. The new guidance is effective prospectively for us for the year ending March 31, 2021 and interim reporting periods during the year ending March 31, 2021. We believe that the adoption of this guidance will result in a change in the presentation of our consolidated statements of cash flows.

In April 2019, the FASB issued ASU 2019-04, “Codification Improvements to Topic 326, Financial Instruments — Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments,” which provides narrow-scope amendments to clarify and improve guidance within the standards on credit losses, hedging, and recognition and measurement of financial instruments. Apart from the amendments to ASU 2016-13 mentioned above, the ASU also included subsequent amendments to ASU 2016-01 “Financial Instruments — Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities,” which we adopted in April 2018. The guidance in relation to the amendments to ASU 2016-01 is effective for us for the year ending March 31, 2021 and interim reporting periods during the year ending March 31, 2021.We do not expect that the adoption of this guidance will have a material impact on our financial position, results of operations and cash flows.

In December 2019, the FASB issued ASU 2019-12, “Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes,” which simplify various aspects related to accounting for income taxes. ASU 2019-12 removes certain exceptions to the general principles in ASC 740 and also clarifies and amends existing guidance to improve consistent application. The new guidance is effective for us for the year ending March 31, 2022 and interim reporting periods during the year ending March 31, 2022. Early adoption is permitted. We are evaluating the effects, if any, of the adoption of this guidance on our financial position, results of operations and cash flows.

In January 2020, the FASB issued ASU 2020-01, “Investments — Equity Securities (Topic 321), Investments — Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815) — Clarifying the Interactions between Topic 321, Topic 323, and Topic 815 (a consensus of the FASB Emerging Issues Task Force),” which clarifies the interactions of the accounting for certain equity securities under ASC 321, investments accounted for under the equity method of accounting in ASC 323, and the accounting for certain forward contracts and purchased options accounted for under ASC 815. ASU 2020-01 could change how an entity accounts for (i) an equity security under the measurement alternative and (ii) a forward contract or purchased option to purchase securities that, upon settlement of the forward contract or exercise of the purchased option, would be accounted for under the equity method of accounting or the fair value option in accordance with ASC 825 “Financial Instruments.” These amendments improve current U.S. GAAP by reducing diversity in practice and increasing comparability of the accounting for these interactions. The new guidance is effective prospectively for us for the year ending March 31, 2022 and interim reporting periods during the year ending March 31, 2022. Early adoption is permitted. We are evaluating the effects, if any, of the adoption of this guidance on our financial position, results of operations and cash flows.

In March 2020, the FASB issued ASU 2020-04, “Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting,” which provides optional expedients and exceptions for applying U.S. GAAP on contract modifications and hedge accounting to contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform, if certain criteria are met. These optional expedients and exceptions provided in ASU 2020-04 are effective for us from January 1, 2020 through December 31, 2022. We have elected the optional expedients for our certain existing interest rate swaps that are designated as cash flow hedges, which did not have a material impact on our financial position, results of operations and cash flows. We are evaluating the effects, if any, of the potential election of the optional expedients and exceptions provided in this guidance on our financial position, results of operations and cash flows.

C.   Research and Development, Patents and Licenses, etc.

Research and Development

We have built our core technologies for our online and mobile commerce and cloud computing businesses in-house. We employ research and development personnel to build our technology platform and develop new online and mobile products. We recruit top and experienced talent locally and overseas, and we have advanced training programs designed specifically for new campus hires.

Intellectual Property

We believe the protection of our trademarks, copyrights, domain names, trade names, trade secrets, patents and other proprietary rights is critical to our business. We rely on a combination of trademark, fair trade practice, copyright and trade secret protection laws and patent protection in China and other jurisdictions, as well as confidentiality procedures and contractual provisions to protect our intellectual property and our trademarks. We also enter into confidentiality and invention assignment agreements with all of our employees, and we rigorously control access to our proprietary technology and information. As of March 31, 2020, we had 7,845 issued patents and 14,503 publicly filed patent applications in China and 3,993 issued patents and 11,800 publicly filed patent applications in various other countries and jurisdictions globally. We do not know whether any of our pending patent applications will result in the issuance of patents or whether the examination process will require us to narrow our claims.

D.   Trend Information

Other than as disclosed in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the current fiscal year that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital reserves, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.   Off-Balance Sheet Arrangements

We did not have any material off-balance sheet arrangements in fiscal years 2018, 2019 or 2020.

F.   Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of March 31, 2020.

	Payment due by period
		Less than	1 – 3	3 – 5	More than
	Total	1 Year	Years	Years	5 Years

	(in millions of RMB)
Contractual Obligations
Short-term borrowings(1)	5,154	5,154	—	—	—
Long-term borrowings(2)	11,449	—	2,502	3,163	5,784
US$4.0 billion syndicated loan denominated in US$(3)	28,355	—	—	28,355	—
Unsecured senior notes(4)	81,166	—	10,633	20,912	49,621
Operating lease liabilities	29,914	3,877	5,908	4,924	15,205
Contractual Commitments
Purchase of property and equipment	15,572	12,594	2,880	98	—
Construction of corporate campuses	8,982	2,793	5,713	385	91
Investment commitments(5)	14,080	14,080	—	—	—
Other commitment(6)	49,761	27,398	17,407	1,854	3,102
Total	244,433	65,896	45,043	59,691	73,803
(1)	Excluding estimated interest payments of RMB81 million assuming the applicable interest rates in effect as of March 31, 2020. The majority of the borrowings are subject to floating interest rates.
(2)	Excluding estimated interest payments of RMB3,084 million in total (RMB510 million, RMB938 million, RMB739 million and RMB897 million over the periods of less than one year, one to three years, three to five years and more than five years from April 1, 2020, respectively), assuming the applicable interest rates in effect as of March 31, 2020. Substantially all of the borrowings are subject to floating interest rates.
(3)	Excluding estimated interest payments of RMB2,941 million in total (RMB705 million, RMB1,411 million and RMB825 million over the periods of less than one year, one to three years and three to five years from April 1, 2020, respectively), assuming the applicable interest rate in effect as of March 31, 2020. The syndicated loan is subject to a floating interest rate.
(4)	Excluding estimated interest payments of RMB42,507 million in total (RMB2,881 million, RMB5,335 million, RMB4,886 million and RMB29,405 million over the periods of less than one year, one to three years, three to five years and more than five years from April 1, 2020, respectively). The unsecured senior notes are subject to fixed interest rates.
(5)	Including the consideration for the investment in Focus Media and the remaining committed capital of certain investment funds.
(6)	Including commitments relating to co-location and bandwidth fees, licensed copyrights and marketing expenses. As a marketing initiative, we entered into a framework agreement with the International Olympic Committee and the United States Olympic Committee for a long-term partnership arrangement through 2028. According to our partnership arrangement with the International Olympic Committee, we committed to provide at least US$815 million worth of cash, cloud infrastructure services and cloud computing services, as well as marketing and media support through 2028, in connection with various Olympic initiatives, events and activities, including the Olympic Games and the Winter Olympic Games.

In May 2019, Hong Kong Cingleot Investment Management Limited (“Cingleot”), a company that is partially owned by Cainiao Network, entered into a facility agreement for a term loan of HK$7.7 billion (US$1.0 billion) to fund a logistics center project at Hong Kong International Airport. Alibaba acts as a guarantor for the term loan. As of July 2, 2020, Cingleot has drawn down HK$618 million under this facility.

G.   Safe Harbor

See “Forward-Looking Statements.”

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.   Directors and Senior Management

The following table sets forth certain information relating to our directors and executive officers.

Name	Age	Position/Title
Daniel Yong ZHANG†(1)(b)	48	Chairman and Chief Executive Officer
Jack Yun MA†(1)(c)	55	Founder and Director
Joseph C. TSAI†(2)(a)	56	Executive Vice Chairman
J. Michael EVANS†(2)(a)	62	Director and President
Eric Xiandong JING†(2)(a)	47	Director
Chee Hwa TUNG(2)(b)	83	Independent director
Walter Teh Ming KWAUK(2)(c)	67	Independent director
Jerry YANG(2)(b)	51	Independent director
E. Börje EKHOLM(2)(a)	57	Independent director
Wan Ling MARTELLO(2)(b)	62	Independent director
Maggie Wei WU(2)	52	Chief Financial Officer
Judy Wenhong TONG(1)	49	Chief People Officer
Li CHENG(1)	45	Chief Technology Officer
Jeff Jianfeng ZHANG(1)	47	President, Alibaba Cloud Intelligence
Sophie Minzhi WU(1)	44	Chief Customer Officer
Sara Siying YU(1)	45	General Counsel
Jessie Junfang ZHENG(1)	46	Chief Risk Officer and Chief Platform Governance Officer
Chris Pen-hung TUNG(1)	50	Chief Marketing Officer
Trudy Shan DAI(1)	44	President, B2B Business
Fan JIANG(1)	34	President, Taobao and Tmall
Luyuan FAN(1)	47	President, Digital Media and Entertainment Group
†	Director nominated by the Alibaba Partnership.
(a)	Group I directors. Current term of office will expire at our 2021 annual general meeting.
(b)	Group II directors. Current term of office will expire at our 2022 annual general meeting.
(c)	Group III directors. Current term of office will expire at our 2020 annual general meeting.
(1)	969 West Wen Yi Road, Yu Hang District, Hangzhou 311121, the People’s Republic of China.
(2)	26/F Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong S.A.R., the People’s Republic of China.

Biographical Information

Daniel Yong ZHANG (张勇) has served as our chairman since September 2019, has been our chief executive officer since May 2015 and our director since September 2014. He is a founding member of the Alibaba Partnership. Daniel is also currently a member of Ant Group’s investment committee. Prior to his current role, he served as our chief operating officer from September 2013 to May 2015. He joined our company in August 2007 as chief financial officer of Taobao Marketplace and served in this position until June 2011. He took on the additional role of general manager for Tmall.com in August 2008, which he performed concurrently until his appointment as president of Tmall.com in June 2011 when Tmall.com became an independent platform. Prior to joining Alibaba, Daniel served as chief financial officer of Shanda Interactive Entertainment Limited, an online game developer and operator then listed on Nasdaq, from September 2005 to August 2007. From 2002 to 2005, he was a senior manager of PricewaterhouseCoopers’ Audit and Business Advisory Division in Shanghai. Daniel is the chairman of Sun Art, a company listed on the Main Board of the Hong Kong Stock Exchange. He also serves on the board of Weibo, a company listed on the Nasdaq. He is a member of the WEF International Business Council, the vice co-chair of the board of Consumer Goods Forum and the co-chair of the China board of the Consumer Goods Forum. Daniel received a bachelor’s degree in finance from Shanghai University of Finance and Economics.

Jack Yun MA (马云) founded Alibaba Group in 1999 and served as our executive chairman from 1999 to September 2019, and currently serves as our director. He is a member of the Alibaba Partnership. He served as our chief executive officer from 1999 to May 2013. Jack currently serves as a member of the Board of Trustees of the World Economic Forum, president of the General Association of Zhejiang Entrepreneurs and chairman of the China Entrepreneur Club. He has been appointed by the United Nations Secretary General António Guterres as co-chair of the UN High-Level Panel on Digital Cooperation since 2018. Jack graduated from Hangzhou Normal University with a Bachelor of Arts degree in English education.

Joseph C. TSAI (蔡崇信) joined our company in 1999 as a member of the Alibaba founding team and has served on our board of directors since our inception. He was chief financial officer until 2013 and is currently our executive vice chairman. He serves on our investment committee and Ant Group’s investment committee, and is a founding member of Alibaba Partnership. From 1995 to 1999, he was a private equity investor based in Hong Kong with Investor AB, the main investment vehicle of Sweden’s Wallenberg family. Prior to that, he was general counsel of Rosecliff, Inc., a management buyout firm based in New York. From 1990 to 1993, Joe was an associate attorney in the tax group of Sullivan & Cromwell LLP, a New York-based international law firm. Joe is qualified to practice law in the State of New York. He received his bachelor’s degree in Economics and East Asian Studies from Yale College and a juris doctor degree from Yale Law School.

J. Michael EVANS has been our president since August 2015 and our director since September 2014. Mike served as Vice Chairman of The Goldman Sachs Group, Inc. from February 2008 until his retirement in December 2013. Mike served as chairman of Asia operations at Goldman Sachs from 2004 to 2013 and was the global head of Growth Markets at Goldman Sachs from January 2011 to December 2013. He also co-chaired the Business Standards Committee of Goldman Sachs from 2010 to 2013. Mike joined Goldman Sachs in 1993, became a partner of the firm in 1994 and held various leadership positions within the firm’s securities business while based in New York and London, including global head of equity capital markets and global co-head of the equities division, and global co-head of the securities business. Mike is a board member of City Harvest. He is also a trustee of the Asia Society and a member of the Advisory Council for the Bendheim Center for Finance at Princeton University. In August 2014, Mike joined the board of Barrick Gold Corporation. Mike received his bachelor’s degree in politics from Princeton University in 1981.

Eric Xiandong JING (井贤栋) has been our director since September 2016. He has served as chairman of Ant Group since April 2018. He previously served as the chief executive officer of Ant Group from October 2016 to December 2019, president of Ant Group from June 2015 to October 2016, and chief operating officer of Ant Group from October 2014 to June 2015. Prior to that, he served as Alipay’s chief financial officer. Before joining Alipay in September 2009, he was senior corporate finance director and corporate finance vice president of Alibaba.com from 2007 to 2009. Previously, Eric was the chief financial officer of Guangzhou Pepsi Cola Beverage Co. from 2004 to 2006. He also held management positions in several Coca-Cola bottling companies across China. Currently, Eric also serves as a director of Hundsun Technologies, a company listed on the Shanghai Stock Exchange. Eric received an MBA degree from the Carlson School of Management at the University of Minnesota and a bachelor’s degree in economics from Shanghai Jiao Tong University.

Chee Hwa TUNG (董建华) has been our director since September 2014 and is the Vice Chairman of the Thirteenth National Committee of the Chinese People’s Political Consultative Conference of the PRC, which is an important institution of multiparty cooperation and political consultation in the PRC. Mr. Tung is the Founding Chairman of the China-United States Exchange Foundation, which is a non-profit organization registered in Hong Kong to promote understanding and strengthening relationships between China and the United States. Mr. Tung is also the chairman of Our Hong Kong Foundation Limited, a non-government, non-profit organization dedicated to promoting the long-term and overall interests of Hong Kong. Mr. Tung also serves in various public sector and advisory positions, including as a member of the J.P. Morgan International Council, the China Development Bank International Advisory Committee and the Advisory Board of the Schwarzman Scholars Program at Tsinghua University. Prior to these appointments, Mr. Tung served as the First Chief Executive of the Hong Kong Special Administrative Region from July 1997 to March 2005. Mr. Tung had a successful and distinguished career in business, including serving as the Chairman and Chief Executive Officer of Orient Overseas (International) Limited, a company listed on the Hong Kong Stock Exchange with its principal business activities in container transport and logistics services on a global scale. Mr. Tung received a bachelor’s degree in science from the University of Liverpool.

Walter Teh Ming KWAUK (郭德明) has been our director since September 2014. He previously served as an independent non-executive director and chairman of the audit committee of Alibaba.com Limited, one of our subsidiaries, which was listed on the Hong Kong Stock Exchange, from October 2007 to July 2012. Walter is currently a senior adviser of Motorola Solutions (China) Co., Ltd. and serves as an independent non-executive director and chairman of the audit committee of each of Sinosoft Technology Group Limited, a company listed on the Hong Kong Stock Exchange, and WuXi Biologics (Cayman) Inc., a company listed on the Hong Kong Stock Exchange and Hua Medicine, a company listed on the Hong Kong Stock Exchange, and as a director of several private companies. Walter was a vice president of Motorola Solutions, Inc. and its director of corporate strategic finance and tax, Asia Pacific from 2003 to 2012. Walter served with KPMG from 1977 to 2002 and held a number of senior positions, including the general manager of KPMG’s joint venture accounting firm in Beijing, the managing partner in KPMG’s Shanghai office and a partner in KPMG’s Hong Kong Office. He is a member of the Hong Kong Institute of Certified Public Accountants. Walter received a bachelor’s degree in science and a licentiate’s degree in accounting from the University of British Columbia.

Jerry YANG (杨致远) has been our director since September 2014. Jerry previously served as our director from October 2005 to January 2012. Since March 2012, Jerry has served as the founding partner of AME Cloud Ventures, a venture capital firm. Jerry is a co-founder of Yahoo! Inc., and served as Chief Yahoo! and as a member of its board of directors from March 1995 to January 2012. In addition, he served as Yahoo!’s Chief Executive Officer from June 2007 to January 2009. From January 1996 to January 2012, Jerry served as a director of Yahoo! Japan. Jerry also served as an independent director of Cisco Systems, Inc. from July 2000 to November 2012. He is currently an independent director of Workday Inc., a company listed on the NYSE, and Lenovo Group Ltd., a company listed on the Hong Kong Stock Exchange. He also serves as a director of various private companies and foundations. Jerry received a bachelor’s degree and a master’s degree in electrical engineering from Stanford University, where he is serving on the University’s Board of Trustees beginning in October 2017. He was previously on Stanford’s Board of Trustees from 2005 to 2015, including being a vice chair.

E. Börje EKHOLM has been our director since June 2015. Börje is since January 2017 the president and Chief Executive Officer of Ericsson. Prior to his current position, Börje was head of Patricia Industries, a newly created division of Investor AB, a Swedish investment company, where he has held a variety of management positions since joining the firm in 1992. Börje served as president and Chief Executive Officer and a member of the board of directors of Investor AB from September 2005 to May 2015. Prior to becoming president and Chief Executive Officer, Börje was a member of the management group of Investor AB. Previously, Börje worked at McKinsey & Co. Inc. Börje currently serves as a member of the boards of Ericsson, Trimble, and the Swedish American Chamber of Commerce in New York. Börje received a master’s degree in electrical engineering from KTH Royal Institute of Technology and a master’s degree in business administration from INSEAD.

Wan Ling MARTELLO has been our director since September 2015. She is a co-founder and partner of BayPine, a private equity firm based in Boston, U.S.A., a role she has held since February 2020. She served as the executive vice president and chief executive officer of the Asia, Oceania, and sub-Saharan Africa region for Nestlé SA from May 2015 to December 2018. She was Nestlé’s global chief financial officer from April 2012 to May 2015, and executive vice president from November 2011 to March 2012. Prior to Nestlé, Wan Ling was a senior executive at Walmart Stores Inc. from 2005 to 2011. Her roles included executive vice president and chief operating officer for Global eCommerce, and senior vice president, chief financial officer and strategy for Walmart International. Before Walmart, she was president, U.S.A. at NCH Marketing Services Inc. She was with the firm from 1998 to 2005. She also worked at Borden Foods Corporation and Kraft Inc. where she held various senior management positions. She is currently a director of Uber Technologies, Inc., a company listed on the NYSE. Wan Ling received a master’s degree in business administration (management information systems) from the University of Minnesota and a bachelor’s degree in business administration and accountancy from the University of the Philippines.

Maggie Wei WU (武卫) has been our chief financial officer since May 2013 and head of strategic investments since June 2019. Maggie joined our company in July 2007 as chief financial officer of Alibaba.com. She was voted best CFO in FinanceAsia’s annual poll for Asia’s Best Managed Companies in 2010. In 2018, she was named one of the world’s 100 most powerful women by Forbes. Before joining Alibaba, Maggie was an audit partner at KPMG in Beijing. Maggie is a member of the Association of Chartered Certified Accountants (ACCA). She received a bachelor’s degree in accounting from Capital University of Economics and Business.

Judy Wenhong TONG (童文红) has been our chief people officer since January 2017. Since joining our company in 2000, she has served as director and senior director in various departments in our company, including administration, customer service and human resources. Between 2007 and 2013, she served as vice president and senior vice president in various departments, including construction, real estate and procurement. Starting in 2013, Judy led the formation of Cainiao Network and served at various times as chief operating officer, president, chief executive officer and non-executive chairwoman, overseeing the operations of the company. Judy is a graduate of Zhejiang University.

Li CHENG (程立) has been our chief technology officer since December 2019. Prior to joining our company, Li Cheng was the chief technology officer of Ant Group from 2014 to 2019, chief operating officer of Ant Group’s global business group from 2018 to 2019, chief software architect of Alipay from 2007 to 2014 and founding engineer of Alipay from 2005 to 2007. Prior to joining Alipay in 2005, Li Cheng was a doctorate student in the computer science faculty of Shanghai Jiao Tong University. Li Cheng holds a master’s degree in applied computer studies and a bachelor’s degree in computer software from Shanghai University.

Jeff Jianfeng ZHANG (张建锋) has served as the president of Alibaba Cloud Intelligence since November 2018. Jeff was our chief technology officer from April 2016 to March 2020. He was president of China retail marketplaces from May 2015 to December 2015, president of Alibaba Group Middle Office business unit from December 2015 to March 2016, and president of Taobao Marketplace and the wireless business division prior to that. He joined our company in July 2004 and has held various management positions, at different times leading Taobao Marketplace’s technology teams, the B2C development team, Alibaba.com’s China operations, local services, 1688.com, and Tmall.com. Jeff studied computer science at Zhejiang University.

Sophie Minzhi WU (吴敏芝) has been our chief customer officer since January 2017. Prior to her current position, Sophie served as president of Alibaba.com and 1688.com, our international and China wholesale marketplaces. From October 2014 to February 2015, she also led the Rural Taobao team. Before October 2014, she was vice president of Alibaba.com’s supplier service division, responsible for optimizing service to China Gold Supplier members and enhancing supplier quality. In July 2012, she started to head international operations of Alibaba.com and 1688.com. Sophie joined our company in November 2000 and has taken on management roles in several sales divisions, including regional sales, China Gold Supplier sales, and China TrustPass sales. Before joining Alibaba Group, Sophie was sales and customer manager at a technology development company wholly owned by Zhejiang University. She holds a bachelor’s degree in international trade from Zhejiang University and an EMBA degree from China Europe International Business School.

Sara Siying YU (俞思瑛) has been our general counsel since April 2020. Ms. Yu joined our company in April 2005 and became one of the first partners of the Alibaba Partnership. Prior to her current role, she served as deputy general counsel, responsible for domestic legal affairs. Before joining Alibaba, she worked in various law firms and government departments. Sara received a bachelor’s of law degree from East China University of Political Science and Law.

Jessie Junfang ZHENG (郑俊芳) has been our chief risk officer since December 2017, responsible for data and information security across our platforms, and our chief platform governance officer since December 2015, responsible for the governance of our retail and wholesale marketplaces. Prior to her current position, she served as our deputy chief financial officer from November 2013 to June 2016, and financial vice president of Alibaba.com from December 2010 to October 2013. Before joining our company, Jessie was an audit partner at KPMG. Jessie received a bachelor’s degree in accounting from Northeastern University in China.

Chris Pen-hung TUNG (董本洪) joined our company as chief marketing officer in January 2016. He was also president of Alimama from November 2017 to November 2018. Prior to his current position, he was the chief executive officer of VML China, a marketing agency, from October 2010 to January 2016. Prior to joining VML, he was at PepsiCo China from October 2004 to October 2010 where he served as vice president of marketing. Prior to that, Chris worked at Proctor & Gamble from 1995 to 1998, Gigamedia from 1998 to 2001 and L’Oréal from 2001 to 2003 in various senior management positions. He is currently a director of Ruhnn Holding Limited, a company listed on Nasdaq. He received a bachelor’s degree in electrical engineering from Taiwan University and a master’s degree in industrial engineering from University of Michigan, Ann Arbor.

Trudy Shan DAI (戴珊) joined our company in 1999 as a member of the founding team. Since January 2017, she has served as president of Alibaba’s B2B business, overseeing Alibaba.com, an international wholesale marketplace, 1688.com, a China wholesale marketplace, AliExpress, a global retail marketplace, Alibaba’s LST system, as well as our digital agriculture and rural development businesses. From December 2019, Trudy has also been overseeing Alibaba’s New Retail grocery chain, Freshippo. Prior to her current position, Trudy was our chief customer officer from June 2014 to January 2017. She also served as senior vice president of human resources and administration of Taobao and Alibaba.com as well as our deputy chief people officer and chief people officer from 2009 to 2014. She was general manager of Alibaba.com from 2007 to 2008. Prior to that, she was vice president of human resources of Yahoo China and the first general manager of Alibaba.com’s Guangzhou branch, in charge of field and telephone sales, marketing and human resources in Guangdong Province. From 2002 to 2005, Trudy served as senior sales director of TrustPass. Trudy received a bachelor’s degree in engineering from Hangzhou Institute of Electrical Engineering.

Fan JIANG (蒋凡) has served as president of Taobao since December 2017, president of Tmall since March 2019 and president of Alimama since December 2019. Prior to his current position, he had been responsible for the Taobao app since joining our company in August 2013. Previously, he founded and served as the chief executive officer of Umeng, a provider of mobile app analytics solutions for developers which we acquired. Before founding Umeng in 2010, he worked in product development at Google China. Fan Jiang received a bachelor’s degree in computer science from Fudan University.

Luyuan FAN (樊路远) has served as president of our Digital Media & Entertainment Group since November 2018. He has been an executive director of Alibaba Pictures since January 2016, and currently serves as the chief executive officer and chairman of Alibaba Pictures. He joined Alipay in 2007, where he served in a number of senior management positions, including the president of Alipay and the president of Ant Group’s wealth management business. Luyuan Fan holds an executive master’s degree in business administration from Cheung Kong Graduate School of Business.

Alibaba Partnership

Since our founders first gathered in Jack Ma’s apartment in 1999, they and our management have acted in the spirit of partnership. We view our culture as fundamental to our success and our ability to serve our customers, develop our employees and deliver long-term value to our shareholders. In July 2010, in order to preserve this spirit of partnership and to ensure the sustainability of our mission, vision and values, we decided to formalize our partnership as Lakeside Partners, named after the Lakeside Gardens residential community where Jack and our other founders started our company. We refer to the partnership as the Alibaba Partnership.

We believe that our partnership approach has helped us to better manage our business, with the peer nature of the partnership enabling senior managers to collaborate and override bureaucracy and hierarchy. The Alibaba Partnership currently has 36 members. The number of partners in the Alibaba Partnership may change from time to time due to the election of new partners, the retirement of partners and the departure of partners for other reasons.

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

To be eligible for election, a partner candidate must have demonstrated the following attributes:

●	a high standard of personal character and integrity;
●	continued service with Alibaba Group, our affiliates and/or certain companies with which we have a significant relationship, such as Ant Group, for not less than five years;
●	a track record of contribution to the business of Alibaba Group; and
●	being a “culture carrier” who shows a consistent commitment to, and traits and actions consonant with, our mission, vision and values.

We believe the criteria and process of the Alibaba Partnership applicable to the election of new partners, as described above, promote accountability among the partners as well as to our customers, employees and shareholders. In order to align the interests of partners with the interests of our shareholders, we require that each partner maintain a meaningful level of equity interests in our company during his or her tenure as a partner. Since a partner nominee must have been our employee or an employee of one of our related companies or affiliates for at least five years, as of the time he or she becomes a partner, he or she will typically already own or have been awarded a personally meaningful level of equity interest in our company through our equity incentive and share purchase or investment plans.

Duties of Partners

The main duty of partners in their capacity as partners is to embody and promote our mission, vision and values. We expect partners to be evangelists for our mission, vision and values, both within our organization and externally to customers, business partners and other participants in our digital economy.

Partnership Committee

The partnership committee must consist of at least five but no more than seven partners, including partnership committee continuity members, and is currently comprised of Jack Ma, Joe Tsai, Daniel Zhang, Lucy Peng, Eric Jing and Jian Wang. The partnership committee is responsible for administering partner elections and allocating the relevant portion of the annual cash bonus pool for all partner members of management, with any amounts payable to partners who are our executive officers or directors or members of the partnership committee subject to approval of the compensation committee of our board of directors. Either one or two partners may be designated as partnership committee continuity partners, and currently the partnership committee continuity members consist of Jack Ma and Joe Tsai. Other than partnership committee continuity members, the partnership committee members serve for a term of five years and may serve multiple terms. Elections of partnership committee members are held once every five years. Partnership committee continuity members are not subject to election, and may serve until they cease to be partners, retire from the partnership committee or are unable to discharge duties as partnership committee members as a result of illness or permanent incapacity. A replacement partnership committee continuity partner is either designated by a retiring or, as the case may be, the remaining, partnership committee continuity member. Prior to each election, the partnership committee will nominate a number of partners equal to the number of partnership committee members that will serve in the next partnership committee term plus three additional nominees less the number of the serving partnership committee continuity members. Each partner votes for a number of nominees equal to the number of partnership committee members that will serve in the next partnership committee term less the number of the serving partnership committee continuity members, and all except the three nominees who receive the least votes from the partners are elected to the partnership committee.

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

The Alibaba Partnership’s right to nominate or appoint up to a simple majority of our directors is conditioned on the Alibaba Partnership being governed by the partnership agreement in effect as of the completion of our initial public offering in September 2014, or as may be amended in accordance with its terms from time to time. Any amendment to the provisions of the partnership agreement relating to the purpose of the partnership, or to the manner in which the Alibaba Partnership exercises its right to nominate a simple majority of our directors, will be subject to the approval of the majority of our directors who are not nominees or appointees of the Alibaba Partnership and are “independent directors” within the meaning of Section 303A of the NYSE Listed Company Manual. The provisions relating to nomination rights and procedures described above are incorporated in our Articles. Pursuant to our Articles, the Alibaba Partnership’s nomination rights and related provisions of our Articles may only be changed upon the vote of shareholders representing 95% of the votes present in person or by proxy at a general meeting of shareholders.

Our board of directors currently consists of ten members, and five of these directors are Alibaba Partnership nominees. Pursuant to its right to nominate or appoint directors as discussed above, the Alibaba Partnership is entitled to nominate or appoint one additional director to our board, which would increase the total number of directors to eleven. We have entered into a voting agreement pursuant to which both SoftBank and Altaba have agreed to vote their shares in favor of the Alibaba Partnership director nominees at each annual general shareholders meeting so long as SoftBank owns at least 15% of our outstanding ordinary shares. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Transactions and Agreements with SoftBank — Voting Agreement.”

Current Partners

The following table sets forth the names, in alphabetical order by surname, and other information regarding the current partners of the Alibaba Partnership as of the date of this annual report.

Name	Age	Gender	Year Joined Alibaba Group	Current position with Alibaba Group or related/affiliated companies
Jingxian CAI (蔡景现)	43	M	2000	Senior Researcher
Li CHENG (程立)	45	M	2005	Chief Technology Officer
Trudy Shan DAI (戴珊)	44	F	1999	President, B2B Business
Luyuan FAN (樊路远)	47	M	2007	President, Digital Media and Entertainment Group
Yongxin FANG (方永新)	46	M	2000	Senior Director, DingTalk
Felix Xi HU (胡喜)	39	M	2007	Vice President, Ant Group
Simon Xiaoming HU (胡晓明)	50	M	2005	Director and Chief Executive Officer, Ant Group
Jane Fang JIANG (蒋芳)	46	F	1999	Deputy Chief People Officer
Jiangwei JIANG (蒋江伟)	38	M	2008	Senior Researcher
Eric Xiandong JING (井贤栋)†	47	M	2007	Executive Chairman, Ant Group
Zhenfei LIU (刘振飞)	48	M	2006	President, Amap
Jack Yun MA (马云)†	55	M	1999	Founder and Director
Xingjun NI (倪行军)	43	M	2003	Chief Technology Officer, Ant Group
Lucy Lei PENG (彭蕾)†	46	F	1999	Director, Ant Group
Sabrina Yijie PENG (彭翼捷)	41	F	2000	Chief Marketing Officer, Ant Group
Xiaofeng SHAO (邵晓锋)	54	M	2005	Secretary-General
Jie SONG (宋洁)	41	F	2000	Vice President
Lijun SUN (孙利军)	43	M	2002	General Manager of Social Responsibility
Judy Wenhong TONG (童文红)	49	F	2000	Chief People Officer
Joseph C. TSAI (蔡崇信)†	56	M	1999	Executive Vice Chairman
Jian WANG (王坚)†	57	M	2008	Chairman, Technology Steering Committee
Lei WANG (王磊)	40	M	2003	President, Local Services
Shuai WANG (王帅)	45	M	2003	Chairman, Marketing and Public Relations Committee
Winnie Jia WEN (闻佳)	43	F	2007	Vice President, Office of the Chairman
Sophie Minzhi WU (吴敏芝)	44	F	2000	Chief Customer Officer
Maggie Wei WU (武卫)	52	F	2007	Chief Financial Officer
Eddie Yongming WU (吴泳铭)	45	M	1999	Senior Vice President
Zeming WU (吴泽明)	40	M	2004	President, New Retail Technology
Sara Siying YU (俞思瑛)	45	F	2005	General Counsel
Yongfu YU (俞永福)	43	M	2014	Chairman, Amap
Sam Songbai ZENG (曾松柏)	53	M	2012	Chief People Officer, Ant Group
Jeff Jianfeng ZHANG (张建锋)	47	M	2004	President, Alibaba Cloud Intelligence
Daniel Yong ZHANG (张勇)†	48	M	2007	Chairman and Chief Executive Officer
Yu ZHANG (张宇)	50	F	2004	Vice President
Angel Ying ZHAO (赵颖)	46	F	2005	President of International Business, Ant Group
Jessie Junfang ZHENG (郑俊芳)	46	F	2010	Chief Risk Officer and Chief Platform Governance Officer
†	Member of the partnership committee.

Bonus Pool

Our board of directors, acting on the recommendation of our compensation committee, approves an annual cash bonus pool for our management (which in fiscal year 2020 comprised over 425 individuals) equal to a percentage of our adjusted pre-tax operating profits. Once the annual cash bonus pool is calculated, our compensation committee will then first determine the proportion to be allocated to the non-partner members of our management. Any remaining portion will then be available for the partner members of our management. The partnership committee will determine the allocation of the relevant portion of the annual cash bonus pool for all partner members of management, with any amounts payable to partners who are our executive officers or directors or members of the partnership committee subject to approval of the compensation committee of our board of directors. We understand that a partner’s level of contribution to our business and to the promotion of our mission, vision and values will be a key factor in determining his or her allocation from the bonus pool. A portion of the annual cash bonus pool that is available to the partner members of management may, upon the recommendation of the partnership committee and approval of our compensation committee, be deferred, with the allocations of deferred payment determined by the partnership committee with any amounts payable to our executive officers or directors who are partners or members of the partnership committee subject to approval of the compensation committee of our board of directors. We understand that participation in deferred distributions, other than post-retirement payments funded out of the deferred pool, is conditioned on a partner’s continued employment with us, our affiliates and/or certain companies with which we have a significant relationship, such as Ant Group.

Retirement and Removal

Partners may elect to retire from the partnership at any time. All partners except continuity partners are required to retire upon reaching the age of sixty or upon termination of their qualifying employment. Jack Ma and Joe Tsai are designated as continuity partners, who may remain partners until they reach the age of seventy (and this age limit may be extended by a majority votes of all partners), elect to retire from the partnership, die or are incapacitated or are removed as partners. Any partner, including continuity partners, may be removed upon the vote of a simple majority of all partners present at a duly-called meeting of partners for violations of certain standards set forth in the partnership agreement, including failure to actively promote our mission, vision and values, fraud, gross misconduct or gross negligence. As with other partners, continuity partners must maintain the shareholding levels required by us of all partners as described below. Partners who retire from the partnership upon meeting certain age and service requirements may be designated as honorably retired partners by the partnership committee. Honorably retired partners may not act as partners, but may be entitled to allocations from the deferred portion of the annual cash bonus pool described below as post-retirement payments. Continuity partners will not be eligible to receive allocations from the annual cash bonus pool if they cease to be our employees even if they remain partners, but may be entitled to receive allocations from the deferred bonus pool if they are honorably retired partners.

Restrictive Provisions

Under our Articles of Association, in connection with any change of control, merger or sale of our company, the partners and other holders of our ordinary shares shall receive the same consideration with respect to their ordinary shares in connection with any of these types of transactions. In addition, our Articles provide that the Alibaba Partnership may not transfer or otherwise delegate or give a proxy to any third-party with respect to its right to nominate directors, although it may elect not to exercise its rights in full. In addition, as noted above, our Articles also provide that the amendment of certain provisions of the Alibaba Partnership agreement relating to the purpose of the partnership or the manner in which the partnership exercises its rights to nominate or appoint a majority of our board of directors will require the approval of a majority of directors who are not appointees of the Alibaba Partnership and are “independent directors” within the meaning of Section 303A of the NYSE Listed Company Manual.

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

Weighted Voting Rights (WVR) Structure

We have one class of Shares, and each holder of our Shares is entitled to one vote per Share. Pursuant to our Articles of Association, the Alibaba Partnership has the exclusive right to nominate or, in limited situations, appoint, up to a simple majority of the members of our board of directors. These rights are categorized as a weighted voting rights structure, or WVR structure, under the Hong Kong Listing Rules. As a result, we are deemed as a company with a WVR structure. For further information about the risks associated with our WVR structure, see “Item 3. Key Information — D. Risk Factors — Risks Related to Our Corporate Structure.”

B.   Compensation

Compensation of Directors and Executive Officers

For fiscal year 2020, we paid and accrued aggregate fees, salaries and benefits (excluding equity-based grants) of approximately RMB467 million (US$66 million) to our directors and executive officers as a group and granted RSUs, options and rights or interests to acquire an aggregate of 31,712,000 ordinary shares (equivalent to 3,964,000 ADSs) to our directors and executive officers.

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

For information regarding equity-based grants to directors and executive officers, see “— Equity Incentive Plans.”

Employment Agreements

We have entered into employment agreements with each of our executive officers. We may terminate their employment at any time, with cause, and we are not required to provide any prior notice of the termination. We may also terminate their employment in circumstances prescribed under and in accordance with the requirements of applicable labor law, including notice and payment in lieu. Executive officers may terminate their employment with us at any time upon written notice. Although our employment agreements with our executive officers do not provide for severance pay, where severance pay is mandated by law, our executive officers will be entitled to severance pay in the amount mandated by law when his or her employment is terminated. We have been advised by our PRC counsel, Fangda Partners, that we may be required to make severance payments upon termination without cause to comply with the PRC Labor Law, the PRC Labor Contract Law and other relevant PRC regulations, which entitle employees to severance payments in case of early termination of “de facto employment relationships” by PRC entities without statutory cause regardless of whether there exists a written employment agreement with these entities.

Our grant letter agreements under our equity incentive plans also contain, among other rights, restrictive covenants that enable us to terminate grants and repurchase shares at par or the exercise price paid for the shares in the event of a grantee’s termination for cause for breaching these covenants. See “— Equity Incentive Plans” below.

Equity Incentive Plans

We have adopted a number of equity incentive plans since our inception. The following equity incentive plans are those currently in effect:

●	2011 Equity Incentive Plan, or the 2011 Plan; and
●	2014 Post-IPO Equity Incentive Plan, or the 2014 Plan (which we amended and restated in February 2020 to reflect the Share Split and other administrative changes).

Currently, awards are only available for issuance under our 2014 Plan. If an award under the 2011 Plan terminates, expires or lapses, or is canceled for any reason, ordinary shares subject to the award become available for the grant of a new award under the 2014 Plan. As of March 31, 2020, there were:

●	523,671,696 ordinary shares issuable upon vesting of outstanding RSUs;
●	51,146,424 ordinary shares issuable upon exercise of outstanding options; and
●	265,848,704 ordinary shares authorized for issuance under the 2014 Plan.

Following the Share Split, which became effective on July 30, 2019, eight ordinary shares are issuable upon the vesting of one outstanding RSU or the exercise of one outstanding share option. In addition, starting from April 1, 2015 and on each anniversary thereof, an additional amount equal to the lesser of 200,000,000 ordinary shares and such lesser number of ordinary shares as is determined by our board of directors will be included in the shares available for issuance of awards under our 2014 Plan.

Our equity incentive plans provide for the granting of RSUs, incentive and non-statutory stock options, restricted shares, dividend equivalents, share appreciation rights and share payments to any directors, employees, and consultants of ours, our affiliates and/or certain other companies, such as Ant Group. RSUs and share options granted are generally subject to a four-year vesting schedule as determined by the administrator of the respective plans. Depending on the nature and the purpose of the grant, RSUs and share options in general vest 25% upon the first anniversary of the vesting commencement date for annual incentive awards or 50% upon the second anniversary of the vesting commencement date for on-hire awards, and 25% every year thereafter. Certain RSUs and share options granted to our senior management members are subject to a six-year vesting schedule. We believe equity-based awards are vital to attract, motivate and retain our directors, employees and consultants, and those of certain of our affiliates and other companies, such as Ant Group, and are the appropriate tool to align their interests with our shareholders. Accordingly, we will continue to grant equity-based awards to the employees, consultants and directors of our company, our affiliates and/or certain other companies as an important part of their compensation packages.

In addition, our equity incentive award agreements generally provide that, in the event of a grantee’s termination for cause or violation of a non-competition undertaking, we will have the right to repurchase the shares acquired by the grantee, generally at par or the exercise price paid for the shares.

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

Types of Awards

The equity incentive plans provide for the granting of RSUs, incentive and non-statutory stock options, restricted shares, dividend equivalents, share appreciation rights, share payments and other rights or interests.

Award Agreements

Generally, awards granted under the equity incentive plans are evidenced by an award agreement providing for the number of ordinary shares subject to the award, and the terms and conditions of the award, which must be consistent with the relevant plan.

Eligibility

Any employee, consultant or director of our company, our affiliates or certain other companies, such as Ant Group, is eligible to receive grants under the equity incentive plans, but only employees of our company, our affiliates and/or certain other companies, such as Ant Group, are eligible to receive incentive stock options.

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

Change in Control

If a change in control of our company occurs, the plan administrator may, in its sole discretion:

●	accelerate the vesting, in whole or in part, of any award;
●	purchase any award for an amount of cash or ordinary shares of our company equal to the value that could have been attained upon the exercise of the award or the realization of the plan participant’s rights had the award been currently exercisable or payable or fully vested; or
●	provide for the assumption, conversion or replacement of any award by the successor corporation, or a parent or subsidiary of the successor corporation, with other rights or property selected by the plan administrator in its sole discretion, or the assumption or substitution of the award by the successor or surviving corporation, or a parent or subsidiary of the surviving or successor corporation, with appropriate adjustments as to the number and kind of shares and prices as the plan administrator deems, in its sole discretion, reasonable, equitable and appropriate.

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

Senior Management Equity Incentive Plan

We adopted the Senior Management Equity Incentive Plan in 2010, pursuant to which selected management of our company subscribed for preferred shares in a special purpose vehicle, Alternate Solutions Management Limited, which holds our ordinary shares. These preferred shares, subject to a non-compete provision, are redeemable by the holders thereof for our ordinary shares upon the earlier to occur of an initial public offering of our shares (subject to statutory and contractual lock-up periods), and five years from the respective dates of issuance of the preferred shares to the participants. The maximum number of our ordinary shares redeemable upon the redemption of the preferred shares issued under this plan by the participants is 120,000,000. The underlying ordinary shares have already been issued to the special purpose vehicle. All preferred shares issued by the special purpose vehicle have been redeemed as of March 31, 2020. The preferred shares are subject to forfeiture if a holder engages in certain activities that compete with us.

Partner Capital Investment Plan

We adopted the Partner Capital Investment Plan in 2013 to provide partners of the Alibaba Partnership an opportunity to invest in interests in our ordinary shares in order to align further their interests with the interests of our shareholders. Pursuant to the Partner Capital Investment Plan, eligible partners subscribed for or will receive rights or interests, issued by two special purpose vehicles, to acquire or receive our ordinary shares. These rights or interests are subject to non-compete provisions, transfer restrictions, exercise restrictions and/or vesting schedules, which are longer than the vesting schedules under our equity incentive plans. The maximum number of our ordinary shares underlying these rights or interests is 144,000,000. The underlying ordinary shares have already been issued by us to the special purpose vehicles and are included in our total outstanding share number. The Partner Capital Investment Plan permits the issuance of additional shares to the partners as the board may approve from time to time.

Share-based Awards Held by Our Directors and Officers

The following table summarizes the outstanding RSUs, options and other rights or interests held as of March 31, 2020 by our directors and executive officers, as well as by their affiliates, under our equity incentive plans, as well as equity held through their investments or interests in our Partner Capital Investment Plan.

				Shares
	Number of			underlying
	outstanding		Exercise price	outstanding
	RSUs/ options/		(US$ per RSU/	RSUs/options/
	other rights		option/ other	other rights
	or interests		right or	or interests
	granted or		interest granted	granted or
Name	subscribed		or subscribed)	subscribed		Date of grant(4)	Date of expiration
Daniel Yong ZHANG	*	(2)	14.50	*	(2)	July 26, 2013	—
	*	(3)	56.00	*	(3)	July 2, 2014	July 2, 2022
	*	(1)	—	*	(1)	July 2, 2014	July 2, 2022
	*	(3)	87.06	*	(3)	May 10, 2015	May 10, 2023
	*	(1)	—	*	(1)	May 10, 2015	May 10, 2023
	*	(1)	—	*	(1)	January 27, 2016	January 27, 2024
	*	(1)	—	*	(1)	March 17, 2016	March 17, 2024
	*	(1)	—	*	(1)	August 10, 2016	August 10, 2024
	*	(1)	—	*	(1)	May 17, 2017	May 17, 2025
	*	(1)	—	*	(1)	July 24, 2018	July 24, 2026
	*	(1)	—	*	(1)	August 16, 2019	August 16, 2027
	*	(3)	182.48	*	(3)	November 14, 2019	November 14, 2027
	*	(1)	—	*	(1)	November 14, 2019	November 14, 2029
Jack Yun MA	25,000	(1)	—	200,000	(1)	January 27, 2016	January 27, 2024
	50,000	(1)	—	400,000	(1)	August 10, 2016	August 10, 2024
	50,000	(1)	—	400,000	(1)	May 17, 2017	May 17, 2025
	50,000	(1)	—	400,000	(1)	July 24, 2018	July 24, 2026
	40,000	(1)	—	320,000	(1)	August 16, 2019	August 16, 2027
Joseph C. TSAI	15,000	(1)	—	120,000	(1)	January 27, 2016	January 27, 2024
	17,500	(1)	—	140,000	(1)	August 10, 2016	August 10, 2024
	13,334	(1)	—	106,672	(1)	May 17, 2017	May 17, 2025
	10,000	(1)	—	80,000	(1)	July 24, 2018	July 24, 2026
	8,000	(1)	—	64,000	(1)	August 16, 2019	August 16, 2027
J. Michael EVANS	*	(3)	79.96	*	(3)	July 31, 2015	July 31, 2023
	*	(1)	—	*	(1)	July 31, 2015	July 31, 2023
	*	(1)	—	*	(1)	August 10, 2016	August 10, 2022
	*	(1)	—	*	(1)	May 17, 2017	May 17, 2023
	*	(1)	—	*	(1)	July 24, 2018	July 24, 2024
	*	(1)	—	*	(1)	August 16, 2019	August 16, 2025
Eric Xiandong JING	*	(2)	14.50	*	(2)	July 26, 2013	—
	*	(1)	—	*	(1)	July 2, 2014	July 2, 2022
Chee Hwa TUNG	*	(1)	—	*	(1)	October 5, 2019	October 5, 2025
Walter Teh Ming KWAUK	*	(1)	—	*	(1)	October 5, 2019	October 5, 2025
Jerry YANG	*	(1)	—	*	(1)	October 5, 2019	October 5, 2025
E. Börje EKHOLM	*	(1)	—	*	(1)	October 5, 2019	October 5, 2025
Wan Ling MARTELLO	*	(1)	—	*	(1)	October 5, 2019	October 5, 2025
Maggie Wei WU	*	(2)	14.50	*	(2)	July 26, 2013	—
	*	(1)	—	*	(1)	July 2, 2014	July 2, 2022
	*	(1)	—	*	(1)	January 27, 2016	January 27, 2024
	*	(1)	—	*	(1)	August 10, 2016	August 10, 2024
	*	(1)	—	*	(1)	May 17, 2017	May 17, 2025
	*	(1)	—	*	(1)	July 24, 2018	July 24, 2026
	*	(1)	—	*	(1)	August 16, 2019	August 16, 2027
Judy Wenhong TONG	*	(2)	14.50	*	(2)	July 26, 2013	—
	*	(1)	—	*	(1)	July 2, 2014	July 2, 2022
	*	(1)	—	*	(1)	May 17, 2017	May 17, 2025
	*	(1)	—	*	(1)	July 24, 2018	July 24, 2026
	*	(1)	—	*	(1)	August 16, 2019	August 16, 2027
Li CHENG	*	(2)	14.50	*	(2)	July 26, 2013	—
	*	(1)	—	*	(1)	July 2, 2014	July 2, 2022

				Shares
	Number of			underlying
	outstanding		Exercise price	outstanding
	RSUs/ options/		(US$ per RSU/	RSUs/options/
	other rights		option/ other	other rights
	or interests		right or	or interests
	granted or		interest granted	granted or
Name	subscribed		or subscribed)	subscribed		Date of grant(4)	Date of expiration
Jeff Jianfeng ZHANG	*	(2)	14.50	*	(2)	July 26, 2013	—
	*	(1)	—	*	(1)	July 2, 2014	July 2, 2022
	*	(3)	69.54	*	(3)	January 27, 2016	January 27, 2024
	*	(1)	—	*	(1)	January 27, 2016	January 27, 2024
	*	(1)	—	*	(1)	August 10, 2016	August 10, 2024
	*	(1)	—	*	(1)	May 17, 2017	May 17, 2025
	*	(1)	—	*	(1)	July 24, 2018	July 24, 2026
	*	(1)	—	*	(1)	August 16, 2019	August 16, 2027
Sophie Minzhi WU	*	(2)	14.50	*	(2)	July 26, 2013	—
	*	(1)	—	*	(1)	July 2, 2014	July 2, 2022
	*	(1)	—	*	(1)	January 27, 2016	January 27, 2024
	*	(1)	—	*	(1)	August 10, 2016	August 10, 2024
	*	(1)	—	*	(1)	July 24, 2018	July 24, 2026
	*	(1)	—	*	(1)	August 16, 2019	August 16, 2027
Sara Siying YU	*	(2)	14.50	*	(2)	July 26, 2013	—
	*	(1)	—	*	(1)	July 2, 2014	July 2, 2022
	*	(1)	—	*	(1)	February 21, 2016	February 21, 2024
	*	(1)	—	*	(1)	September 3, 2016	September 3, 2024
	*	(1)	—	*	(1)	July 3, 2017	July 3, 2025
	*	(1)	—	*	(1)	July 30, 2018	July 30, 2026
	*	(1)	—	*	(1)	September 1, 2019	September 1, 2027
	*	(1)	—	*	(1)	March 2, 2020	March 2, 2028
Jessie Junfang ZHENG	*	(2)	23.00	*	(2)	May 23, 2016	May 23, 2027
	*	(1)	—	*	(1)	August 10, 2016	August 10, 2024
	*	(1)	—	*	(1)	May 17, 2017	May 17, 2025
	*	(1)	—	*	(1)	July 24, 2018	July 24, 2026
	*	(1)	—	*	(1)	August 16, 2019	August 16, 2027
Chris Pen-hung TUNG	*	(3)	67.28	*	(3)	February 21, 2016	February 21, 2022
	*	(1)	—	*	(1)	February 21, 2016	February 21, 2022
	*	(1)	—	*	(1)	May 17, 2017	May 17, 2023
	*	(1)	—	*	(1)	July 24, 2018	July 24, 2024
	*	(1)	—	*	(1)	August 16, 2019	August 16, 2025
Trudy Shan DAI	*	(2)	14.50	*	(2)	July 26, 2013	—
	*	(1)	—	*	(1)	July 2, 2014	July 2, 2022
	*	(1)	—	*	(1)	January 27, 2016	January 27, 2024
	*	(1)	—	*	(1)	August 10, 2016	August 10, 2024
	*	(1)	—	*	(1)	May 17, 2017	May 17, 2025
	*	(1)	—	*	(1)	July 24, 2018	July 24, 2026
	*	(1)	—	*	(1)	August 16, 2019	August 16, 2027
Fan JIANG	*	(1)	—	*	(1)	May 16, 2016	May 16, 2022
	*	(1)	—	*	(1)	May 22, 2017	May 22, 2023
	*	(1)	—	*	(1)	October 1, 2017	October 1, 2023
	*	(1)	—	*	(1)	July 24, 2018	July 24, 2024
	*	(1)	—	*	(1)	August 16, 2019	August 16, 2027
	*	(2)	26.00	*	(2)	October 1, 2019	October 1, 2030
Luyuan FAN	*	(2)	14.50	*	(2)	July 26, 2013	—
	*	(1)	—	*	(1)	July 2, 2014	July 2, 2022
	*	(1)	—	*	(1)	July 30, 2018	July 30, 2026
	*	(1)	—	*	(1)	August 16, 2019	August 16, 2027
*

The RSUs, options and other rights or interests under the Partner Capital Investment Plan to acquire ordinary shares in aggregate held by each of these directors and executive officers and their affiliates represent less than 1% of our total outstanding shares.

(1)	Represents RSUs.
(2)	Represents rights or interests under the Partner Capital Investment Plan. See note 9(c) to our audited consolidated financial statements included in this annual report for further information.

(3)	Represents options.
(4)	Date of grant represents the original grant date of the RSUs, options and other rights held by the respective director or executive officer. RSUs and options granted prior to the adoption of our 2014 Plan that are not held by a U.S. resident were canceled and replaced with a new grant under the terms of the 2014 Plan (as described herein) with terms and conditions that are substantially similar to those that applied to the canceled awards.

C.   Board Practices

Nomination and Terms of Directors

Pursuant to our Articles of Association, our board of directors is classified into three classes of directors designated as Group I, Group II and Group III, each generally serving a three-year term unless earlier removed. The Group I directors currently consist of Joe Tsai, Michael Evans, Eric Jing and E. Börje Ekholm; the Group II directors currently consist of Daniel Zhang, Chee Hwa Tung, Jerry Yang and Wan Ling Martello; and the Group III directors currently consist of Jack Ma and Walter Kwauk. The terms of office of the current Group I, Group II and Group III directors will expire, respectively, at our 2021 annual general meeting, 2022 annual general meeting and 2020 annual general meeting. Unless otherwise determined by the shareholders in a general meeting, our board will consist of not less than nine directors for so long as SoftBank has a director nomination right. The Alibaba Partnership has the exclusive right to nominate up to a simple majority of our board of directors, and SoftBank has the right to nominate one director for so long as SoftBank owns at least 15% of our outstanding shares. If at any time our board of directors consists of less than a simple majority of directors nominated or appointed by the Alibaba Partnership for any reason, including because a director previously nominated by the Alibaba Partnership ceases to be a member of our board of directors or because the Alibaba Partnership had previously not exercised its right to nominate or appoint a simple majority of our board of directors, the Alibaba Partnership shall be entitled (in its sole discretion) to appoint such number of additional directors to the board as necessary to ensure that the directors nominated or appointed by the Alibaba Partnership comprise a simple majority of our board of directors. The remaining members of the board of directors will be nominated by the nominating and corporate governance committee of the board. Director nominees will be elected by the simple majority vote of shareholders at our annual general meeting.

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

For additional information, see “Item 6. Directors, Senior Management and Employees — A. Directors and Senior Management — Alibaba Partnership” and “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Transactions and Agreements with SoftBank — Voting Agreement.”

Code of Ethics and Corporate Governance Guidelines

We have adopted a code of ethics, which is applicable to all of our directors, executive officers and employees. Our code of ethics is publicly available on our website.

In addition, our board of directors has adopted a set of corporate governance guidelines covering a variety of matters, including approval of related party transactions. Our corporate governance guidelines also provide that any adoption of a new equity incentive plan and any material amendments to those plans will be subject to the approval of our non-executive directors and also provide that the director nominated by SoftBank is entitled to notices and materials for all meetings of committees of our board of directors and, by giving prior notice, may attend, observe and participate in any discussions at any committee meetings. The guidelines reflect certain guiding principles with respect to our board’s structure, procedures and committees. The guidelines are not intended to change or interpret any applicable law, rule or regulation or our Articles of Association.

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

Board Committees

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. Our corporate governance guidelines provide that a majority of the members of our compensation committee and nominating and corporate governance committee will be independent directors within the meaning of Section 303A of the NYSE Listed Company Manual. All members of our audit committee are independent within the meaning of Section 303A of the NYSE Listed Company Manual and meet the criteria for independence set forth in Rule 10A-3 of the U.S. Exchange Act.

Audit Committee

Our audit committee currently consists of Walter Kwauk, E. Börje Ekholm and Wan Ling Martello. Mr. Kwauk is the chairman of our audit committee. Mr. Kwauk satisfies the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. Mr. Kwauk, Mr. Ekholm and Ms. Martello satisfy the requirements for an “independent director” within the meaning of Section 303A of the NYSE Listed Company Manual and meet the criteria for independence set forth in Rule 10A-3 of the U.S. Exchange Act.

The audit committee oversees our accounting and financial reporting processes and the audits of our financial statements. Our audit committee is responsible for, among other things:

●	selecting, and evaluating the qualifications, performance and independence of, the independent auditor;
●	pre-approving or, as permitted, approving auditing and non-auditing services permitted to be performed by the independent auditor;
●	considering the adequacy of our internal accounting controls and audit procedures;
●	reviewing with the independent auditor any audit problems or difficulties and management’s response;
●	reviewing and approving related party transactions between us and our directors, senior management and other persons specified in Item 6B of Form 20-F as required by the U.S. Exchange Act;
●	reviewing and discussing the quarterly financial statements and annual audited financial statements with management and the independent auditor;
●	establishing procedures for the receipt, retention and treatment of complaints received from our employees regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;
●	meeting separately, periodically, with management, internal auditors and the independent auditor; and

●	reporting regularly to the full board of directors.

Compensation Committee

Our compensation committee currently consists of Jerry Yang, Walter Kwauk and Joe Tsai. Mr. Yang is the chairman of our compensation committee. Mr. Yang and Mr. Kwauk satisfy the requirements for an “independent director” within the meaning of Section 303A of the NYSE Listed Company Manual.

Our compensation committee is responsible for, among other things:

●	determining the amount of the annual cash bonus pool to be allocated to each executive officer and determining the total proportions of the annual cash bonus pool to be allocated in aggregate to the non-partner members of our management and in aggregate to the partners we employ;
●	reviewing, evaluating and, if necessary, revising our overall compensation policies;
●	reviewing and evaluating the performance of our directors and executive officers and determining the compensation of our directors and executive officers;
●	reviewing and approving our executive officers’ employment agreements with us;
●	determining performance targets for our executive officers with respect to our incentive compensation plan and equity-based compensation plans;
●	administering our equity-based compensation plans in accordance with the terms thereof; and
●	carrying out other matters that are specifically delegated to the compensation committee by our board of directors from time to time.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee currently consists of Jack Ma, Chee Hwa Tung and Jerry Yang. Jack is the chairman of our nominating and corporate governance committee. Mr. Tung and Mr. Yang satisfy the “independence” requirements of Section 303A of the NYSE Listed Company Manual.

Our nominating and corporate governance committee is responsible for, among other things:

●	selecting the board nominees (other than the director nominees to be nominated by the Alibaba Partnership and SoftBank) for election by the shareholders or appointment by the board;
●	periodically reviewing with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;
●	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and
●	advising the board periodically with regards to significant developments in corporate governance law and practices as well as our compliance with applicable laws and regulations, and making recommendations to the board on corporate governance matters.

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

D.   Employees

As of March 31, 2018, 2019 and 2020, we had a total of 66,421, 101,958 and 117,600 full-time employees, respectively. The increase in our employees was primarily due to our recent acquisitions and consolidation of certain businesses, as well as our organic business growth. A substantial majority of our employees are based in China.

We believe that we have a good working relationship with our employees and we have not experienced any significant labor disputes.

E.   Share Ownership

For information regarding the share ownership of our directors and officers, see “Item 7. Major Shareholders and Related Party Transactions — A. Major Shareholders.” For information as to stock options granted to our directors, executive officers and other employees, see “Item 6. Directors, Senior Management and Employees — B. Compensation — Equity Incentive Plans.”

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.   Major Shareholders

The following table sets forth information with respect to beneficial ownership of our ordinary shares as of July 2, 2020, except otherwise noted, by:

●	each of our directors and executive officers;
●	our directors and executive officers as a group; and
●	each person known to us to beneficially own 5% or more of our ordinary shares.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC and includes the power to direct the voting or the disposition of the securities or to receive the economic benefit of the ownership of the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included Shares underlying the ADSs and Shares in CCASS held by the person, as well as Shares that the person has the right to acquire within 60 days of this annual report, including through the vesting of RSUs and the exercise of any option, or other right or interest. These Shares, however, are not included in the computation of the percentage ownership of any other person. The calculations of percentage ownership in the table below are based on 21,637,305,224 ordinary shares outstanding as of July 2, 2020.

Ordinary shares
Name	beneficially owned	Percent
Directors and Executive Officers:
Daniel Yong ZHANG	*	*
Jack Yun MA(1)	1,043,831,112	4.8%
Joseph C. TSAI(2)	347,617,584	1.6%
J. Michael EVANS	*	*
Eric Xiandong JING	*	*
Chee Hwa TUNG	*	*
Walter Teh Ming KWAUK	*	*
Jerry YANG	*	*
E. Börje EKHOLM	*	*
Wan Ling MARTELLO	*	*
Maggie Wei WU	*	*
Judy Wenhong TONG	*	*
Li CHENG	*	*
Jeff Jianfeng ZHANG	*	*
Sophie Minzhi WU	*	*
Sara Siying YU	*	*
Jessie Junfang ZHENG	*	*
Chris Pen-hung TUNG	*	*
Trudy Shan DAI	*	*
Fan JIANG	*	*
Luyuan FAN	*	*
All directors and executive officers as a group	1,596,978,496	7.4%
Greater than 5% Beneficial Owners:
SoftBank(3)	5,390,066,968	24.9%

Notes:

*	This person beneficially owns less than 1% of our outstanding ordinary shares.

(1)	Represents (i) 3,712,256 ordinary shares held directly by Jack Ma, (ii) 280,000,000 ordinary shares held by APN Ltd., a Cayman Islands company with its registered address at Fourth Floor, One Capital Place, P.O. Box 847, Grand Cayman, KY1-1103, Cayman Islands, in which Jack holds a 70% equity interest, which ordinary shares, together with Jack’s equity interest in APN Ltd., have been pledged to us to support certain obligations under the SAPA, (iii) 68,847,192 ordinary shares held by Yun Capital Limited, a British Virgin Islands company with its registered address at Woodbourne Hall, Road Town, Tortola, British Virgin Islands, which has granted Jack a revocable proxy over these shares and which is wholly-owned by The Jack Ma Philanthropic Foundation, (iv) 68,847,192 ordinary shares held by Ying Capital Limited, a British Virgin Islands company with its registered address at Woodbourne Hall, Road Town, Tortola, British Virgin Islands, which has granted Jack a revocable proxy over these shares and which is wholly owned by The Jack Ma Philanthropic Foundation, (v) 340,131,624 ordinary shares held by JC Properties Limited, a British Virgin Islands company with its registered address at Woodbourne Hall, Road Town Tortola, British Virgin Islands, which is wholly-owned by a trust the beneficiaries of which are Jack and his family and (vi) 282,292,848 ordinary shares held by JSP Investment Limited, a British Virgin Islands company with the address of P.O. Box 916, Woodbourne Hall, Road Town, Tortola, British Virgin Islands, which is wholly-owned by a trust the beneficiaries of which are Jack’s family. Excludes shares held by SoftBank representing SoftBank’s share ownership in excess of 30% of our outstanding ordinary shares as of the most recent record date with respect to any shareholders action, over which Jack and Joe will share voting power pursuant to the voting agreement that we, Jack, Joe, SoftBank and Altaba entered into as described in “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Transactions and Agreements with SoftBank — Voting Agreement.” Jack has historically voted the ordinary shares held by the family trusts and he is deemed a beneficial owner of the ordinary shares held by the family trusts. Jack does not have any pecuniary interests in the 137,694,384 ordinary shares held by Yun Capital Limited and Ying Capital Limited. Jack’s business address is 969 West Wen Yi Road, Yu Hang District, Hangzhou 311121, the People’s Republic of China.
(2)	Represents (i) 34,400 ordinary shares held directly by Joe Tsai, (ii) 120,000,000 ordinary shares held by APN Ltd., in which Joe holds a 30% equity interest and serves as a director, which ordinary shares, together with Joe’s equity interest in APN Ltd., have been pledged to us to support certain obligations under the SAPA, (iii) 32,658,344 ordinary shares held by Joe and Clara Tsai Foundation Limited, a company incorporated under the law of the Island of Guernsey with its registered address at Helvetia Court, South Esplanade, St. Peter Port, Guernsey GY1 4EE, that has granted Joe a revocable proxy over these shares and which is wholly-owned by Joe and Clara Tsai Foundation, (iv) 153,385,672 ordinary shares held by Parufam Limited, a Bahamas corporation with its registered address at Suite 200B, 2nd Floor, Centre of Commerce, One Bay Street, P.O. Box N-3944, Nassau, Bahamas, and over which, Joe, as a director of Parufam Limited, has been delegated sole voting and disposition power and (v) 41,539,168 ordinary shares held by PMH Holding Limited, a British Virgin Islands corporation with its registered address at Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands, and over which, Joe, as sole director of PMH Holding Limited, has voting and dispositive power. Excludes shares held by SoftBank representing SoftBank’s share ownership in excess of 30% of our outstanding ordinary shares as of the most recent record date with respect to any shareholders action, over which Joe and Jack will share voting power pursuant to the voting agreement that we, Jack, Joe, SoftBank and Altaba have entered into as described in “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Transactions and Agreements with SoftBank — Voting Agreement.” Joe does not have any pecuniary interests in the 32,658,344 ordinary shares held by Joe and Clara Tsai Foundation Limited. Joe’s business address is 26/F Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong S.A.R., the People’s Republic of China.
(3)	Represents (i) 2,558,316,568 ordinary shares owned by SoftBank Group Corp. with its registered office at 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303, Japan, (ii) 102,590,400 ordinary shares owned by West Raptor Holdings, LLC with its registered office at 251 Little Falls Drive, Wilmington, New Castle County, DE 19808, (iii) 1,360,000,000 ordinary shares owned by Skywalk Finance GK with its registered office at 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303, Japan, (iv) 532,468,840 ordinary shares owned by Skybridge LLC with its registered office at 103 Foulk Road, Suite 202, Wilmington, Delaware 19803, (v) 108,160,000 ordinary shares owned by Skylark 2020 Holdings Limited with its registered office at Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman KY1-9008, Cayman Islands, (vi) 288,000,000 ordinary shares owned by West Raptor Holdings 2, LLC with its registered office at 103 Foulk Road, Suite 202, Wilmington, Delaware 19803, and (vii) 440,531,160 ordinary shares owned by SoftBank Group Japan Corporation with its registered office at 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303, Japan.

We have one class of ordinary shares, and each holder of our ordinary shares is entitled to one vote per share.

As of July 2, 2020, 21,637,305,224 of our ordinary shares were outstanding. To our knowledge, 13,223,981,592 ordinary shares, representing approximately 61% of our total outstanding shares, were held by 189 record shareholders with registered addresses in the United States, including brokers and banks that hold securities in street name on behalf of their customers. We are not aware of any arrangement that may at a subsequent date, result in a change of control of our company.

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

We have also adopted a related party transaction policy to which all of our directors, senior management and other key management personnel, all close family members (as defined in the policy) of the foregoing individuals, Ant Group and its subsidiaries as well as the Alibaba Partnership and certain other related entities are subject. Related party transactions defined under this policy, as required by Form 20-F, include transactions with our directors, senior management and major shareholders and their affiliates, as well as transactions with parties that do not pose risks of conflicts of interest, such as transactions with our investee companies that are not otherwise affiliated with any of the foregoing individuals. This policy is intended to supplement the procedures set forth in our code of business conduct and our other corporate governance policies and does not exempt any person from more restrictive provisions that may exist in our existing procedures and policies.

This related party transaction policy provides, among other things, that, unless otherwise pre-approved by our board of directors:

●	each related party transaction, and any material amendment or modification to a related party transaction, shall be adequately disclosed to, and reviewed and approved or ratified by, our audit committee or any committee composed solely of disinterested independent directors or by the disinterested members of such committee; and
●	any employment relationship or similar transaction involving our directors or senior management and any related compensation shall be approved by the disinterested members of our compensation committee or recommended by the disinterested members of the compensation committee to our board for its approval.

Our related party transaction policy, code of business conduct and our other corporate governance policies are subject to periodic review and revision by our board.

Summary of Major Related Party Transactions

As disclosed in greater detail in the following paragraphs, the table below summarizes the major related party transactions in fiscal years 2018, 2019 and 2020.

Related Party	Transaction Description
SoftBank
●
Voting agreement among us, Jack Ma, Joe Tsai, SoftBank and Altaba which, among others, provides that SoftBank, Altaba, Jack Ma and Joe Tsai will vote their shares in favor of the Alibaba Partnership director nominees, and provides SoftBank with the right to nominate a director.

● Various investments involving SoftBank.
Ant Group and its affiliates	● Alipay provides payment and escrow services to us.
● The SAPA, which was amended in 2018 and 2019, provides a series of transactions, including our acquisition of the 33% equity interest in Ant Group.

Related Party	Transaction Description

●
The 2014 IPLA, an amendment to which was subsequently entered into in 2019 upon our receipt of the 33% equity interest in Ant Group, or the Amended IPLA, provides that we and our subsidiaries license to Ant Group and/or its subsidiaries certain intellectual property rights and provide various software technology services, and, prior to our receipt of the 33% equity interest in Ant Group, Ant Group paid us profit share payments; pursuant to the SAPA, a cross-license agreement was entered into in September 2019 upon our receipt of the 33% equity interest in Ant Group.

●
We, Ant Group, our controlled affiliates and certain other affiliates, contribute all data collected or generated (subject to applicable law, industry rules and contractual requirements) to a data platform that we operate and maintain, and to which all of the full data sharing participants will have access.

●
We and Ant Group cooperate with each other with respect to the enforcement of each other’s rights and the provision of certain financial services to our customers and merchants in connection with the SME loan business.

● We granted Ant Group a license for it to continue to use certain trademarks and domain names.
● We and Ant Group provide certain administrative and support services to each other and our respective affiliates.
● We and Ant Group provide various other services to each other.
● Various investments involving Ant Group.

●
We have awarded RSUs and granted options to acquire our ordinary shares to employees of Ant Group; Junhan, a major equity holder of Ant Group has granted share-based awards linked to the valuation of Ant Group to certain of our employees; Ant Group, has granted RSUs and share appreciation rights tied to the value of Ant Group to certain of our employees.

●
In June 2020, we, Ant Group and Junhan entered into equity-based awards grant and settlement agreements pursuant to which the parties will settle with each other the cost associated with the equity-based awards granted to each other’s employees.

Alibaba Pictures	● We subscribed for newly issued ordinary shares of Alibaba Pictures in March 2019 and it became our consolidated subsidiary upon the completion of the transaction.
Jack Ma, Joe Tsai, and J. Michael Evans	● We agreed to assume the cost of maintenance, crew and operation of their respective personal aircrafts of these directors and officers where the cost is allocated for business purposes.
Investment funds affiliated with Jack Ma	● Various investments involving the Yunfeng Funds, investment funds affiliated with Jack Ma.

Related Party	Transaction Description
Jack Ma	● Jack Ma made certain commitments to us relating to his interest in Ant Group, the Yunfeng Funds and other entities.
Cainiao Network	Before Cainiao Network became our consolidated subsidiary in October 2017:
● Cainiao Network provided logistics services to us; and
● We provided Cainiao Network with various administrative and support services.
Investees	● We have commercial arrangements with certain of our investees and other related parties to provide and receive certain cloud computing, marketing, traffic acquisition, logistics and other services.
● We extended loans to and provided a guarantee for certain of our investees.
● We have made co-investments with certain of our investees.
Variable interest entities and variable interest entity equity holders	● We operate certain of our businesses in China through contractual arrangements between our wholly-owned entities, our variable interest entities and variable interest entity equity holders.
Directors and executive officers	● We entered into indemnification agreements with our directors and executive officers.
● We entered into employment agreements with our directors and executive officers.
● We grant equity incentive awards to our directors and executive officers.

The following table summarizes the services fees paid to certain related parties in fiscal years 2018, 2019 and 2020.

		Year Ended March 31,
		2018	2019		2020
Related Party	Transaction	RMB	RMB		RMB		US$

		(in millions)
Ant Group and its affiliates	Payment processing and escrow services fee	6,295	8,252		8,723		1,232
	Administrative and support services	84	80		124		18
	Marketplace software technology services fee and others (1)	1,810	1,248		2,619		370
Cainiao Network	Logistics service fee	3,437	N/A	(2)	N/A	(2)	N/A	(2)

Notes:

(1)	Marketplace software technology services fee and others primarily relates to marketing support services in connection with our retail marketplaces.
(2)	In October 2017, our equity interest in Cainiao Network increased to approximately 51% and it became one of our consolidated subsidiaries. We currently own approximately 66% of the equity interest in Cainiao Network.

Certain of our investees have entered into commercial arrangements with us in connection with certain logistics services they provide to us. In fiscal years 2018, 2019 and 2020, we incurred costs and expenses of RMB5,608 million, RMB12,933 million and RMB8,265 million (US$1,167 million), respectively, for these logistics services. In fiscal year 2020, these costs and expenses accounted for 2% of our costs and expenses.

Certain of our investees have also entered into commercial arrangements with us in connection with certain marketing services they provide to our business. In fiscal years 2018, 2019 and 2020, we incurred costs and expenses of RMB760 million, RMB907 million and RMB1,146 million (US$162 million), respectively, for these marketing services. In fiscal year 2020, these costs and expenses accounted for 0.3% of our costs and expenses.

Other than the foregoing, the aggregate service fees we paid to other related parties accounted for less than 1% of total costs and expenses in each of fiscal years 2018, 2019 and 2020.

The following table summarizes the services fees received from related parties in fiscal year 2018, 2019 and 2020.

		Year Ended March 31,
		2018	2019		2020
Related Party	Transaction	RMB	RMB		RMB		US$

		(in millions)
Ant Group	Software technology services fee and license fee	3,444	517		3,835		542
	Reimbursement payment for software technology services fee	37	106		—		—
Ant Group and its affiliates	Annual fee for SME loan business	956	954		954		135
	Administrative and support services	676	1,017		1,224		173
	Cloud computing services fee	482	761		1,872		264
	Marketplace software technology services fee and others	1,026	1,489		2,075		293
Cainiao Network	Administrative and support service fee	123	N/A	(1)	N/A	(1)	N/A	(1)

Note:

(1)

In October 2017, our equity interest in Cainiao Network increased to approximately 51% and it became one of our consolidated subsidiaries. We currently own approximately 66% of the equity interest in Cainiao Network.

We have entered into commercial arrangements with certain of our investees related to logistics services. In fiscal years 2018, 2019 and 2020, we recognized revenue of RMB72 million, RMB261 million and RMB1,400 million (US$198 million), respectively, in connection with these services. In fiscal year 2020, this revenue accounted for 0.3% of our revenue.

We have also entered into commercial arrangement with certain of our investees related to cloud computing services. In fiscal years 2018, 2019 and 2020, we recognized revenue of RMB689 million, RMB1,111 million and RMB1,548 million (US$219 million), respectively, for these cloud computing services. In fiscal year 2020, this revenue accounted for 0.3% of our revenue.

Other than the related party transactions summarized above, the aggregate payments we received from other related parties accounted for less than 1% of total revenue in each of the fiscal years 2018, 2019 and 2020.

Transactions and Agreements with SoftBank

Voting Agreement

We have entered into a voting agreement with Jack Ma, Joe Tsai, SoftBank and Altaba, which provides SoftBank with the right to nominate one director to our board of directors who will, subject to certain conditions, have the right to receive notices and materials for all meetings of our committees and to join these meetings as an observer, which rights are also reflected in our Memorandum and Articles of Association. These nomination rights will terminate when SoftBank’s shareholding declines below 15% of our outstanding shares. The voting agreement also contains provisions to the effect that:

●	SoftBank agrees to:
●	vote its shares in favor of the election of the Alibaba Partnership’s director nominees at each annual general shareholders meeting until SoftBank’s shareholding declines below 15% of our outstanding shares, and
●	grant the voting power of any portion of its shareholdings exceeding 30% of our outstanding ordinary shares to Jack and Joe by proxy;
●	Jack and Joe will vote their shares and any other shares over which they hold voting rights in favor of the election of the SoftBank director nominee at each annual general shareholders meeting in which the SoftBank nominee stands for election until SoftBank’s shareholding declines below 15% of our outstanding ordinary shares;
●	Altaba agrees to:
●	vote its shares in favor of the election of all of the Alibaba Partnership’s director nominees and the SoftBank director nominee, if so standing for election, at each annual general shareholders meeting until SoftBank’s shareholding declines below 15% of our outstanding shares, and
●	grant the voting power over any shares it owns, up to 972 million of our ordinary shares, to Jack and Joe by proxy;
●	each party to the voting agreement will use its commercially reasonable efforts to cause any other person with whom it jointly files a statement (or an amendment to a statement) on Schedule 13D or Schedule 13G pursuant to the U.S. Exchange Act to become a party to the voting agreement and vote its shares in favor of SoftBank’s and the Alibaba Partnership’s director nominees pursuant to the foregoing; and
●	SoftBank and Altaba will receive certain information rights in connection with the preparation of their financial statements.

SoftBank’s and Altaba’s proxy obligations described in the second sub-bullet under each of the first and third bullets above, respectively, shall (a) not apply in respect of any proposal submitted to our shareholders that may result in an issuance of shares or other equity interests of us, including securities exchangeable or convertible into shares, that would increase the amount of our then-outstanding shares by 3% or more and (b) terminate when Jack owns less than 1% of our outstanding shares on a fully diluted basis or if we materially breach the voting agreement. Based on publicly disclosed information, as of the date of this annual report, Altaba no longer holds any Shares.

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

Agreements and Transactions Related to Ant Group and Its Subsidiaries

Ownership of Ant Group and Alipay

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

Following the divestment of our interest in and control over Alipay, effective in the first calendar quarter of 2011, the ownership structure of Alipay’s parent entity, Ant Group, was changed so that Jack Ma held a substantial majority of the equity ownership interest in Ant Group. The ownership structure of Ant Group has subsequently been further restructured. Ant Group has also completed several rounds of equity financing. Pursuant to the SAPA entered into in August 2014 and amended in February 2018 and September 2019, we agreed to acquire a 33% equity interest in Ant Group and terminate the profit share payments that we were receiving from Ant Group at the time, subject to the satisfaction of closing conditions set forth in the SAPA. In September 2019, we received a newly issued 33% equity interest in Ant Group following the satisfaction of the closing conditions set forth in the SAPA. As of March 31, 2020, Junhan and Junao held approximately 50% of Ant Group’s equity interest, we held 33% and other shareholders held the remaining equity interest.

Economic interests of Ant Group through Junhan are owned by Jack Ma, Simon Xie and other employees of us and Ant Group and its affiliates and investee companies. These economic interests are in the form of limited partnership interests and interests similar to share appreciation rights tied to potential appreciation in the value of Ant Group. The economic interests in Junao are held in the form of limited partnership interests by certain members of the Alibaba Partnership.

We understand that it is the intention of the shareholders of Ant Group that:

●	Jack Ma’s direct and indirect economic interest in Ant Group (for the avoidance of doubt, other than the equity stake in Ant Group held by our company) will be reduced over time to a percentage that does not exceed his and his affiliates’ interest in our company as of the time immediately prior to the completion of our initial public offering (the percentage of our ordinary shares Jack and his affiliates beneficially owned immediately prior to the completion of our initial public offering was 8.8%) and that this reduction will be caused in a manner by which neither Jack nor any of his affiliates would receive any economic benefit. See “— Commitments of Jack Ma to Alibaba Group.” We have been informed by Ant Group that the proposed reduction of Jack’s economic interest is expected to be accomplished through a combination of future equity-based incentive awards to employees and dilutive issuances of equity in Ant Group, among others;
●	from time to time, additional economic interests in Ant Group in the form of interests similar to share appreciation rights issued by Junhan will be transferred to employees of Ant Group and our employees; and
●	Ant Group may raise equity capital from investors in the future in order to finance its business expansion, with the effect that the shareholding of Junao and Junhan in Ant Group will be reduced through dilution (the amount of dilution would depend on future valuations and the amount of equity capital to be raised).

Jack Ma is able to exercise the voting power of Junao and Junhan, two of the major shareholders of Ant Group, because he owns 100% of the general partner of both Junao and Junhan.

Our Commercial Arrangements with Ant Group and Alipay

After the divestment of our interest in and control over Alipay, we entered into a framework agreement in July 2011, or the 2011 framework agreement, with SoftBank, Altaba, Alipay, Ant Group, Jack Ma and Joe Tsai and certain of their affiliates. At the same time, we also entered into various implementation agreements that included a commercial agreement, or the Alipay commercial agreement, an intellectual property license and software technology service agreement, or the 2011 IPLA, and a shared services agreement, which together governed our financial and commercial relationships with Ant Group and Alipay.

Alipay Commercial Agreement

Under the Alipay commercial agreement among us, Alipay and Ant Group, which agreement still remains in place following the 2014 restructuring and the 2018 and 2019 amendments to our agreements with Ant Group, each as described below, Alipay provides payment processing and escrow services to us. These services enable settlement of transactions on our marketplaces through a secure payment platform and escrow process. We pay Alipay a fee for these services on terms that are preferential to us. These preferential terms enable us, with certain exceptions, to make available basic payment processing and escrow services to consumers and merchants on our marketplaces free of charge. We believe that these services provide us with a competitive advantage that otherwise would be diminished without the preferential terms of the Alipay commercial agreement.

The fees that we pay Alipay are based on fee rates and actual payment volumes processed on our marketplaces. The fee rates reflect, among other things, Alipay’s bank-processing costs and operating costs allocable to the services provided to us, and accordingly are subject to adjustment on an annual basis to the extent these costs increase or decline. In connection with the 2014 restructuring, the Alipay commercial agreement was amended to provide that a special independent committee formed by our independent directors and the director designated by SoftBank, or the Independent Committee, must approve the fee rates in advance on an annual basis. The fee rates for the immediately preceding year remain in effect until such time as the annual approval by the Independent Committee has been obtained. In fiscal years 2018, 2019 and 2020, service fees in connection with the payment services provided by Alipay amounted to RMB6,295 million, RMB8,252 million and RMB8,723 million (US$1,232 million), respectively, under this agreement. The Alipay commercial agreement has an initial term of 50 years, and is automatically renewable for further periods of 50 years, subject to our right to terminate at any time upon one year’s prior written notice. If the Alipay commercial agreement is required by applicable regulatory authorities, including under stock exchange listing rules, to be modified in certain circumstances, a one-time payment may be payable to us by Ant Group to compensate us for the impact of the adjustment. Certain conforming amendments were made to the Alipay commercial agreement as part of the relevant amendments to our agreements with Ant Group and Alipay described below.

2014 Restructuring of Our Relationship with Ant Group and Alipay, Subsequent Amendments and 2019 Equity Issuance

On August 12, 2014, we entered into a share and asset purchase agreement, which together with all subsequent amendments, we refer to as the SAPA, and entered into or amended certain ancillary agreements including an amendment and restatement of the 2011 IPLA, or the 2014 IPLA. Pursuant to these agreements, we restructured our relationships with Ant Group and Alipay and terminated the 2011 framework agreement. On February 1, 2018, we amended both the SAPA and the Alipay commercial agreement, and agreed with Ant Group and certain other parties on forms of certain ancillary agreements. On September 23, 2019, we further amended the SAPA. The relevant amendments were entered into or agreed to facilitate our acquisition of a 33% equity interest in Ant Group.

Apart from the amended provisions described below, the key terms of our agreements with Ant Group and Alipay from the 2014 Restructuring remain substantially unchanged.

Sale of SME Loan Business and Certain Other Assets

Pursuant to the SAPA, we sold certain securities and assets primarily relating to our SME loan business and other related services to Ant Group in February 2015. In addition, pursuant to software system use and service agreements relating to the know-how and related intellectual property that we agreed to sell together with the SME loan business and related services, we will receive annual fees for a term of seven years, commencing in 2015. These fees, which are recognized as other revenue, are determined as follows: for calendar years 2015 to 2017, the entities operating the SME loan business paid an annual fee equal to 2.5% of the average daily balance of the SME loans provided by these entities, and in calendar years 2018 to 2021, these entities will pay an annual fee equal to the amount of the fees paid in calendar year 2017. In fiscal years 2018, 2019 and 2020, the annual fees we received from Ant Group and its affiliates in connection with the SME loan business amounted to RMB956 million, RMB954 million and RMB954 million (US$135 million), respectively.

For regulatory reasons, we retained approximately RMB1,225 million of the existing SME loan portfolio upon the completion of the transfer of the SME loan business. These loans have been repaid. We will not conduct any new SME loan business going forward.

Issuance of Equity Interest

In September 2019, following the satisfaction of the closing conditions, we received through an onshore PRC subsidiary the issuance of a 33% equity interest in Ant Group pursuant to the SAPA, or the Issuance. We believe that the acquisition of the 33% equity interest in Ant Group will strengthen our strategic relationship pursuant to the series of agreements initially reached with Ant Group in 2014.

Pursuant to the SAPA, the consideration we paid to receive the newly issued 33% equity interest in Ant Group was fully funded by payments from Ant Group and its subsidiaries to us in consideration for certain intellectual property and assets that we transferred under the SAPA.

In connection with the receipt of the Issuance, we entered into a cross license agreement with Ant Group providing for a license by each of Ant Group and us to each other of certain patents, trademarks, software and other technologies (including but not limited to patents and software transferred at the Issuance closing). The cross license agreement also contains provisions relating to cooperation and coordination between Ant Group and us on various intellectual property matters, including prosecution, enforcement, acquisition, and joint defense arrangements, among other matters.

Upon closing of the Issuance, we entered into the previously agreed form of amendment and restatement of the 2014 IPLA, or the Amended IPLA, and the profit share payment arrangement under the 2014 IPLA automatically terminated. For more information, see “— Alipay Intellectual Property License and Software Technology Services Agreement” below.

Financial and Accounting Treatment Upon Issuance of Equity Interest in Ant Group

There is no material operational and economic impact on us as a result of our receipt of the 33% equity interest in Ant Group, but we have changed our accounting for our relationship with Ant Group. The primary accounting impact and changes in accounting treatment resulting from the completion of the Issuance consist of the following:

Termination of profit share and cash flow impact

Upon the Issuance, and our transfer of certain intellectual property to Ant Group and its subsidiaries, the profit share arrangement under the 2014 IPLA was terminated. For the years ended March 31, 2018, 2019 and 2020, the profit share payments recorded in “Other income, net” in our consolidated income statements amounted to RMB3,444 million, RMB517 million and RMB3,835 million (US$542 million), respectively. Following our receipt of the Issuance, we will no longer receive these cash inflows from Ant Group.

Equity method accounting

Upon the Issuance, we account for our equity interest in Ant Group under the equity method and record it in “Investment in equity investees” on our consolidated balance sheet. In fiscal year 2020, we recognized a one-time gain of RMB71.6 billion (US$10.1 billion) in relation to the receipt of the 33% equity interest in Ant Group. Subsequent to the Issuance, we will record our proportionate share of results of Ant Group in “Share of results of equity investees” in our consolidated income statements on a one quarter in-arrears basis.

Regulatory Unwind

The SAPA provides that, if a relevant governmental authority prohibits us from owning all or a portion of our equity interest in Ant Group after the equity issuance has occurred through enactment of a law, rule or regulation, or explicitly requires Ant Group to redeem this equity interest, and the prohibition or request is not subject to appeal and cannot otherwise be resolved, then to the extent necessary, Ant Group will redeem the equity interest; the related intellectual property and asset transfers, and ancillary transactions under the SAPA will be unwound; and the terms of the SAPA, the 2014 IPLA, and other related agreements will be restored, including the prior profit share payments and liquidity event payment (which would be payable to us in the event of a qualified IPO of Ant Group or Alipay, in an amount equal to 37.5% of the equity value of Ant Group as a whole, immediately prior to the qualified IPO). If there is a partial unwind where we retain a portion of our equity interest in Ant Group, but less than the full 33%, then pursuant to the terms of the SAPA and the 2014 IPLA, the prior profit share payment arrangement and liquidity event payment amount will be proportionately reduced based on the amount of equity interest retained by us.

Jack Ma and Joe Tsai contributed 280,000,000 and 120,000,000 of our Shares, after having accounted for the Share Split, held by them to APN Ltd., a vehicle they established to hold these shares. The shares of APN Ltd., as well as the 400,000,000 Shares, after having accounted for the Share Split, held by APN Ltd., were pledged to us to secure the liquidity event payment and certain other obligations of Ant Group under the SAPA and the Alipay commercial agreement, as well as the direct liability of APN Ltd. for up to US$500 million of the liquidity event payment if any liquidity event payment becomes due. These Shares remain pledged to us to secure certain obligations of Ant Group under the SAPA and the Alipay commercial agreement.

Pre-emptive Rights

Following our receipt of equity interest in Ant Group, we have pre-emptive rights to participate in other issuances of equity securities by Ant Group and certain of its affiliates prior to the time of a qualified IPO of Ant Group. These pre-emptive rights entitle us to maintain the equity ownership percentage we hold in Ant Group immediately prior to any such issuances. In connection with our exercise of our pre-emptive rights we are also entitled to receive certain payments from Ant Group, effectively funding our subscription for these additional equity interests, up to a value of US$1.5 billion, subject to certain adjustments, or the pre-emptive rights funded payments. In addition to these pre-emptive rights and the pre-emptive rights funded payments, under the SAPA, in certain circumstances we are permitted to exercise pre-emptive rights through an alternative arrangement that will further protect us from dilution.

Certain Restrictions on the Transfer of Ant Group Equity Interests

Under the SAPA and the Amended IPLA, certain parties thereto, including us in some cases, are subject to restrictions on the transfer of equity interests in Ant Group, including:

●	following our receipt of the Issuance and until the earlier of a qualified IPO of Ant Group or the termination of the independent director rights provided in the SAPA, none of Jack Ma, Joe Tsai (if he holds any equity interest at that time), Junao, Junhan or Ant Group may knowingly transfer any equity in Ant Group to a third-party who would thereby acquire more than 50% of the voting or economic rights in, or assets of, Ant Group; and
●	any transfer of equity interests in Ant Group by Junao or Junhan, on the one hand, or our company, on the other hand, will be subject to a right of first refusal by the other party.

Non-competition Undertakings

Under the SAPA, subject to certain limitations and unless both parties agree, Ant Group may not engage in any business conducted by us from time to time or logical extensions thereof, and we are restricted from engaging in specified business activities within the scope of business of Ant Group, including the provision and distribution of credit facilities and insurance, the provision of investment management and banking services, payment transaction processing and payment clearing services, leasing, lease financing and related services, trading, dealing and brokerage with respect to foreign exchange and financial instruments, distribution of securities, commodities, funds, derivatives and other financial products and the provision of credit ratings, credit profiles and credit reports. Each party may, however, make passive investments in competing businesses below specified thresholds, in some cases after offering the investment opportunity to the other party.

Corporate Governance Provisions

The SAPA provides that we and Ant Group will recommend one independent nominee who Ant Group will nominate as a member of its board, and Jack Ma, Joe Tsai (as long as he holds any equity interest in Ant Group), Junhan and Junao will agree to vote the equity interests in Ant Group controlled by them in favor of the nomination. If this independent director resigns or the director’s seat otherwise becomes vacant, so long as SoftBank owns at least 20% of our outstanding ordinary shares, and certain other conditions are satisfied, SoftBank and Jack, acting jointly, will select on our behalf the individual to be designated as a replacement director, subject to the approval of the Independent Committee. This Independent Committee, which was formed pursuant to the SAPA, is required to approve certain actions that we may take in connection with the SAPA and related agreements.

Upon the Issuance in September 2019, we nominated two of our officers who have been elected to the board of Ant Group pursuant to our rights under the SAPA.

In each case, these director nomination rights will continue unless required to be terminated by applicable laws and regulations or listing rules in connection with an Ant Group qualified IPO process or we cease to own a certain amount of our post-issuance equity interests in Ant Group.

Additional Alibaba Rights

In addition to the rights discussed above, the SAPA provided us with certain other rights with respect to Ant Group. These included, among others:

●	customary information rights;
●	approval rights over certain Ant Group or Alipay actions; and
●	rights to ensure our ability to participate in any qualified IPO of Ant Group.

Except as otherwise discussed “— Termination of Alibaba Rights” below, these rights have been substantially retained in the SAPA. Following the Issuance in September 2019, the SAPA also provides the Independent Committee with approval rights over:

●	increases to the size of the Ant Group board resulting in the number of board seats exceeding a certain specific number; and
●	any Alipay IPO or equity issuance (other than in the context of an IPO).

Termination of Alibaba Rights

Under the SAPA certain of our rights with respect to Ant Group terminated upon our receipt of the Issuance.

In addition, the SAPA provides that, in connection with Ant Group or Alipay commencing an IPO process, we and Ant Group will discuss in good faith the amendment or termination of our rights to the extent necessary or advisable to achieve an efficient and successful IPO. Certain of our rights that would be incremental to the rights of other shareholders of Ant Group as of the consummation of the IPO (excluding, among other things, our information rights) will terminate if required by a relevant stock exchange or governmental authority, or if necessary to obtain a legal opinion in connection with the IPO application. If the IPO application is withdrawn or rejected by the relevant authorities, or if the IPO is not consummated within a certain period of time, then any of our rights that were terminated or amended in anticipation of the IPO will be restored.

Ancillary Agreements

In connection with our entry into the original SAPA in 2014, we also entered into the 2014 IPLA, a data sharing agreement, an amended and restated shared services agreement, a SME loan cooperation framework agreement and a trademark agreement, each of which is described below.

Pursuant to the SAPA, upon the Issuance we also entered into the Amended IPLA, a cross license agreement and various intellectual property transfer agreements in connection with, and to implement, the contemplated intellectual property and asset transfers described in “— Issuance of Equity Interest” above.

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

Under the 2011 IPLA, Alipay paid us a royalty and software technology services fee equal to the sum of an expense reimbursement plus 49.9% of the consolidated pre-tax income of Alipay and its subsidiaries until a liquidity event of Alipay or Ant Group. The calculation of the profit share percentage was subject to downward adjustments upon certain dilutive equity issuances by Alipay or Ant Group. Under the 2014 IPLA, we received, in addition to a software technology service fee, royalty streams related to Alipay and other current and future businesses of Ant Group, which we refer to collectively as the profit share payments. The profit share payments were paid at least annually and equal the sum of an expense reimbursement plus 37.5% of the consolidated pre-tax income of Ant Group (subject to certain adjustments), including not only Alipay but all of Ant Group’s subsidiaries.

In fiscal years 2018, 2019 and 2020, under the 2014 IPLA, we recognized royalty and software technology services fees, net of costs incurred by us, amounting to RMB3,444 million, RMB517 million and RMB3,835 million (US$542 million), respectively, as other income, and the relevant expense reimbursement amounted to RMB37 million, RMB106 million and nil, respectively, over the same periods.

Upon our receipt of the Issuance in September 2019, we entered into the Amended IPLA and terminated the 2014 IPLA.

Amended IPLA

Pursuant to the SAPA, we, Ant Group and Alipay entered into the Amended IPLA upon our receipt of the Issuance, at which time we also transferred certain intellectual property and assets to Ant Group and its subsidiaries and the profit share payment arrangement was terminated, as described in “— Issuance of Equity Interest” above.

While the profit share payments have terminated under the Amended IPLA, Ant Group may in certain circumstances continue to make certain royalty payments to us (as agreed to by Ant Group and the Independent Committee), which may be used as pre-emptive rights funded payments under the SAPA, as described in “— Pre-emptive Rights” above.

Additionally, pursuant to the Amended IPLA, Ant Group and its subsidiaries will receive expanded rights to apply for, register and manage certain intellectual property related to their businesses, subject to certain continuing restrictions and our rights, and we will cease to provide certain software technology services to Ant Group and its subsidiaries.

The Amended IPLA will terminate upon the earliest of:

●	the full payment of all pre-emptive rights funded payments under the SAPA;
●	the closing of a qualified IPO of Ant Group or Alipay; and
●	our transfer to Ant Group of any remaining intellectual property we own that is exclusively related to the business of Ant Group.

Data Sharing Agreement

We and Ant Group entered into a data sharing agreement in August 2014.

Pursuant to the data sharing agreement, we, our controlled affiliates and certain other affiliates, such as Ant Group, which we refer to hereinafter as full data sharing participants, will contribute all data collected or generated as a result of the use by users of our or their respective products or services (subject to applicable law, industry rules and contractual requirements) to a data platform that we operate and maintain, and to which all of the full data sharing participants will have access. A data platform management committee established by us and Ant Group may also approve noncontrolled affiliates of us and Ant Group and unaffiliated third parties to have certain access to and contribute data to the platform, subject to execution of a data platform participation agreement containing the terms and restrictions on access to and use of the data sharing platform and shared data as the data management committee shall determine. No fees or other compensation are required to be paid by any of the full data sharing participants for access to the data platform, other than the obligation for participants to share in the costs of the operation of the data platform on a fair and reasonable basis. The data sharing agreement provides that none of the participants may reproduce any of the data on the data platform for transfer to their own servers, except that a participant may retain its own data that it has contributed to the data platform.

The data sharing agreement initially had a minimum term of ten years. In May 2015, our board approved the extension of the term of the agreement to a total of 50 years.

SME Loan Cooperation Framework Agreement

We and Ant Group entered into a SME loan cooperation framework agreement in August 2014, pursuant to which each party agreed to cooperate with, and provide certain services with respect to, the other party’s enforcement of certain rights of the other party against users of its platforms and services and with respect to the provision of certain financial services to our customers and merchants. In particular, we agreed, upon Ant Group’s request, to close down or suspend online storefronts and restrict marketing activities on our platforms of persons defaulting on loans made by Ant Group and persons in violation of Alipay rules and regulations, and to publish notices on our platforms and provide information regarding these persons, in each case in a manner to be further agreed upon from time to time. Ant Group agreed, upon our request, to make loans and/or extensions of credit and related financial services available to our users, freeze and pay over to us funds in accounts of users violating our rules and regulations or agreements with us, accelerate loans and terminate credit facilities of these users, restrict marketing activities on its platforms by these users, and provide information regarding these users, in each case in a manner to be further agreed upon from time to time. Neither party is required to pay any fees in consideration for the services provided by the other party, and apart from the provision of these services, there will be no other exchange of value in connection with this agreement. The cooperation agreement has an initial term of five years, with automatic renewals upon expiry for additional five-year periods.

From time to time, we expect to enter into similar commercial arrangements with respect to cooperation matters and the provision of services between us and Ant Group and to our respective customers.

Trademark Agreement

We and Ant Group entered into a trademark agreement in August 2014, pursuant to which we granted Ant Group a non-transferable, non-assignable and non-sublicensable (except to its subsidiaries) license for it and its sublicensed subsidiaries to continue to use certain trademarks and domain names based on trademarks owned by us, in connection with their payment services business and the SME loan business transferred by us to them, and in the same manner of use as in August 2014, and a non-transferable, non-assignable and non-sublicensable (except to its subsidiaries) license to use other trademarks and domain names based on trademarks owned by us, and in that manner, as we may agree to allow in the future. Pursuant to the trademark agreement, each of the parties further agreed to the rights and limitations that each would have to use the “Ali” name or prefix and the “e-commerce” (and its Chinese equivalent) name, prefix or logo as part of a trademark or domain name in each party’s and its subsidiaries’ respective businesses. Neither party is required to pay any fees under this agreement, and, apart from the licenses and rights set forth in the agreement, there will be no other exchange of value in connection with this agreement. Pursuant to the SAPA, following our receipt of the Issuance, we transferred to Ant Group ownership of several of the trademarks and domain names licensed by us to Ant Group. However, the trademark agreement will remain in effect in accordance with its terms following the transaction to provide for a continued license of other trademarks that we will continue to own.

Shared Services Agreement with Ant Group

We and Ant Group entered into a shared services agreement, which was amended and restated in August 2014 in connection with the SAPA. Pursuant to the shared services agreement, we and Ant Group provide certain administrative and support services to each other and our respective affiliates.

Service fees in connection with the administrative and support services provided by us to Ant Group and its affiliates under the agreement amounted to RMB676 million, RMB1,017 million and RMB1,224 million (US$173 million) in fiscal years 2018, 2019 and 2020, respectively. Service fees in connection with the administrative and support services provided by Ant Group and its affiliates to us amounted to RMB84 million, RMB80 million and RMB124 million (US$18 million) in fiscal years 2018, 2019 and 2020, respectively.

Other Commercial Arrangements with Ant Group

We also provide Ant Group and its affiliates with cloud computing services, marketplace software technology services and other services. In fiscal years 2018, 2019 and 2020, under these arrangements, service fees in connection with various services provided by us to Ant Group and its affiliates amounted to RMB1,503 million, RMB2,250 million and RMB3,947 million (US$557 million), respectively. Meanwhile, Ant Group and its affiliates provide us with marketplace software technology services and other services. In fiscal years 2018, 2019 and 2020, service fees in connection with the marketplace software technology services and other services provided by Ant Group amounted to RMB1,810 million, RMB1,248 million and RMB2,619 million (US$370 million), respectively.

Investments Involving Ant Group

We have invested in businesses in which Ant Group is a shareholder or co-invested with Ant Group in other businesses. For instance, in September 2015, we established a joint venture under the brand name Koubei with Ant Group. We and Ant Group injected certain related businesses into Koubei and each invested RMB3.0 billion in this joint venture. In April and August 2017, we and Ant Group invested in the preferred shares of Ele.me, with our investment totaling US$864 million. In December 2018, Ant Group participated in the integration of Ele.me and Koubei, and became a minority shareholder of our local consumer services holding company. In addition, in May 2019, Ant Group agreed to invest HK$454 million (US$59 million) for a 0.5% equity interest in Alibaba Health, our subsidiary listed on the Hong Kong Stock Exchange. Ant Group is also a shareholder of both Paytm, a mobile payment platform in India, and Paytm Mall, an e-commerce platform in India, both of which are our minority investees.

Equity-based Award Arrangements

In order to encourage mutually beneficial cooperation, we have awarded RSUs and granted options to acquire our Shares to employees of Ant Group. As of March 31, 2018, 2019 and 2020, there were 13,026,472, 15,051,708 and 15,655,840 of our Shares, after having accounted for the Share Split, respectively, underlying unvested RSUs and outstanding options held by employees of Ant Group.

We understand that Jack Ma, who effectively controls approximately 50% of the voting interest in Ant Group, believes that providing equity-related awards to our employees tied to the success of Ant Group will enhance the value of our business because of the strategic importance of Alipay to our marketplaces and because, through our strategic and financial relationship with Ant Group, we have a significant participation in the profits and value accretion of Ant Group.

Since March 2014, Junhan, the general partner of which is an entity controlled by Jack Ma, has granted share-based awards linked to the valuation of Ant Group to certain of our employees. In addition, Ant Group has granted RSUs and share appreciation rights tied to the valuation of Ant Group to certain of our employees since April 2018. The awards granted by Junhan will be settled by Junhan upon disposal of these awards by the holders. The awards granted by Ant Group will be settled by Ant Group upon vesting or exercise of these awards. Junhan and Ant Group have the right to repurchase the vested awards (or any underlying equity for the settlement of the vested awards) granted by them, as applicable, from the holders upon an initial public offering of Ant Group or the termination of the holders’ employment with us at a price to be determined based on the then fair market value of Ant Group.

Subsequent to our initial offering in 2014, we, Junhan and Ant Group entered into an arrangement, under which the parties agreed that none of them had any obligation to pay any other party any expense relating to the cross-grant of equity-based awards. In June 2020, we, Junhan and Ant Group entered into equity-based awards grant and settlement agreements pursuant to which the parties will settle with each other the cost associated with the awards that will be granted to each other’s employees. The payment amounts will depend on the relative values of Ant Group equity-based awards that will be granted to our employees and our equity-based awards that will be granted to employees of Ant Group under these arrangements.

Transactions with Alibaba Pictures

In March 2019, we subscribed for newly issued ordinary shares of Alibaba Pictures for a cash consideration of HK$1,250 million. Upon the completion of the transaction, our equity interest in Alibaba Pictures increased from approximately 49% to approximately 51%, and Alibaba Pictures became our consolidated subsidiary.

Transactions with Entities Affiliated with Our Directors and Officers

Jack Ma, one of our directors, Joe Tsai, our executive vice chairman, and J. Michael Evans, our president and director, have purchased their own aircraft for both business and personal use. The use of the above-mentioned directors’ and executive officers’ own aircrafts in connection with the performance of their duties is free of charge to us, and we have agreed to assume the cost of maintenance, crew and operation of the aircraft where the cost is allocated for business purposes.

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

Jack has either non-voting interests or has waived the exercise of his voting power with respect to his interests in each of the investment advisor entities and the managing entities of certain Yunfeng Funds. Jack has also agreed to donate all distributions of (x) carried interest proceeds he may receive in respect of the Yunfeng Funds and (y) dividends he may receive with respect to his holdings of shares in any investment advisor entity of the Yunfeng Funds, which we collectively refer to as the Yunfeng GP Distributions, to, or for the benefit of, the Alibaba Group Charitable Fund or other entities identified by Jack that serve charitable purposes. In addition, Jack has agreed that, other than his income tax obligations arising from recognition of income from Yunfeng GP Distributions, he will not claim any charitable deductions with respect to donations of his Yunfeng GP Distributions against his other income tax obligations. See “— Commitments of Jack Ma to Alibaba Group.” We believe that, through its expertise, knowledge base and extensive network of contacts in private equity in China, Yunfeng Capital will assist us in developing a range of relevant strategic investment opportunities.

The Yunfeng Funds have historically entered into co-investment transactions with us and third parties, such as our co-investment in Beijing Easyhome Furnishing Chain Group Co., Ltd., one of the largest home improvement supplies and furniture chains in the PRC (which subsequently became Easyhome New Retail Group Co., Ltd. following the completion of a reverse takeover in December 2019). We have also invested in other businesses in which the Yunfeng Funds are shareholders, such as our acquisition in March 2017 of all of the issued and outstanding shares of Damai, a leading online ticketing platform for live events in China, in which an Yunfeng Fund was a shareholder.

Commitments of Jack Ma to Alibaba Group

Jack Ma, one of our directors, has confirmed the following commitments to our board of directors:

●	He intends to reduce and thereafter limit his direct and indirect economic interest in Ant Group over time (for the avoidance of doubt, other than the equity stake in Ant Group held by our company), to a percentage that does not exceed his and his affiliates’ interest in our company immediately prior to our initial public offering and that the reduction will occur in a manner by which neither Jack nor any of his affiliates would receive any economic benefit;
●	He will donate all of his Yunfeng GP Distributions to, or for the benefit of, the Alibaba Group Charitable Fund or other entities identified by him that serve charitable purposes;
●	Other than his income tax obligations arising from recognition of income from Yunfeng GP Distributions, he will not claim any charitable deductions with respect to donations of his Yunfeng GP Distributions against his other income tax obligations; and
●	If required by us, while he remains an Alibaba executive, he will assume for our benefit legal ownership of investment vehicles, holding companies and variable interest entities that further our business interests in Internet, media and telecom related businesses and, in this case, he will disclaim all economic benefits from his ownership and enter into agreements to transfer any benefits to us (or as we may direct) when permitted by applicable law.

Pledge for the Benefit of and Loan Arrangement with a Related Party

In May 2015, we entered into a pledge with a financial institution in the PRC in connection with certain wealth management products with an aggregate principal amount of RMB7.3 billion we invested in to secure a RMB6.9 billion financing provided by this financial institution to Simon Xie, one of our founders, to finance the minority investment by a PRC limited partnership in Wasu, a company listed on the Shenzhen Stock Exchange and engaged in the business of digital media broadcasting and distribution in China. In addition, we entered into a loan agreement for a principal amount of up to RMB2.0 billion with Simon Xie in April 2015 to finance the repayment by Simon of the principal and interest under this financing. These arrangements strengthened our strategic business cooperation with Wasu to enhance our entertainment strategy. Our loan to Simon was made at an interest rate equal to SHIBOR as specified by us from time to time and had a term of five years. The loan was secured by a pledge of Simon’s limited partnership interest in the PRC limited partnership.

In March 2020, the pledge on our wealth management products in favor of the financial institution, as well as the pledge on Simon’s limited partnership interest in the PRC limited partnership in favor of us, have been removed upon repayment by Simon Xie of the above loans. As of March 31, 2020, the balance of our loan to Simon was nil.

Transactions with Cainiao Network

In October 2017, our equity interest in Cainiao Network increased to approximately 51% and it became one of our consolidated subsidiaries. We currently own approximately 66% of the equity interest in Cainiao Network.

Before Cainiao Network became our consolidated subsidiary in October 2017,

●	we had commercial arrangements with Cainiao Network to receive certain logistics services that are conducted on an arm’s length basis. Service fees in connection with the logistics services provided by Cainiao Network in fiscal year 2018 (prior to its becoming our consolidated subsidiary) amounted to RMB3,437 million; and
●	we also provided Cainiao Network with various administrative and support services. Service fees in connection with the administrative and support services we provided to Cainiao Network amounted to RMB123 million in fiscal year 2018 (prior to its becoming our consolidated subsidiary), respectively.

Transactions with Other Investees

We have commercial arrangements with certain of our investees related to cloud computing services. Revenue recognized in connection with the cloud computing services we provided to our investees amounted to RMB689 million, RMB1,111 million and RMB1,548 million (US$219 million) in fiscal years 2018, 2019 and 2020, respectively.

We have commercial arrangements with certain of our investees related to marketing services. Cost of revenue and sales and marketing expenses recognized in connection with the marketing services provided by these investees to us amounted to RMB760 million, RMB907 million and RMB1,146 million (US$162 million) in fiscal years 2018, 2019 and 2020, respectively.

We have commercial arrangements with certain of our investees related to logistics services. Revenue recognized in connection with the logistics services we provided to our investees amounted to RMB72 million, RMB261 million and RMB1,400 million (US$198 million) in the period from the date of consolidation of Cainiao Network in October 2017 to March 31, 2018, fiscal year 2019 and fiscal year 2020, respectively. Fees incurred in connection with the logistics service provided by our investees to Cainiao Network, after it became one of our consolidated subsidiaries, and certain of our other businesses in fiscal years 2018, 2019 and 2020 amounted to RMB5,608 million, RMB12,933 million and RMB8,265 million (US$1,167 million), respectively.

We have extended loans to certain of our investees for working capital and other uses in conjunction with our investments. As of March 31, 2020, the aggregate outstanding balance of these loans was RMB4,352 million (US$615 million), with durations generally ranging from one year to ten years and interest rates of up to 6% per annum.

We have agreed to provide a guarantee for a term loan facility of HK$7.7 billion (US$1.0 billion) in favor of Cingleot, a company that is partially owned by Cainiao Network, in connection with a logistic center development project at the Hong Kong International Airport. As of March 31, 2020, HK$358 million (US$46 million) was drawn down by that entity under this facility.

We have also co-invested with certain of our investees in other businesses. For example, we have made co-investments with Hangzhou Hanyun Xinling Equity Investment Fund Partnership and New Retail Strategic Opportunities Fund, L.P. – both of which are our investees that focus on retail-related businesses – in a number of companies, including Red Star Macalline Group Corporation Limited, Sun Art, Beijing Easyhome Furnishing Chain Group Co., Ltd. (which subsequently became Easyhome New Retail Group Co., Ltd. following the completion of a reverse takeover in December 2019), ZTO Express (Cayman) Inc., and Focus Media Information Technology Co., Ltd.

Other Commercial Transactions with Investees

Other than the transactions disclosed above, we also have commercial arrangements with certain of our investees and other related parties in which:

●	we recorded cost and expenses paid to investees for content acquisition, merchant commission rebate, purchase of inventory, market services, traffic acquisition and various other services; and
●	we recorded income generated from investees for providing marketing, cloud computing and other services.

The amounts relating to these services provided and received represent less than 1% of our revenue and total costs and expenses, respectively, for the years ended March 31, 2018, 2019 and 2020.

Contractual Arrangements among Our Wholly-Owned Entities, Variable Interest Entities and the Variable Interest Entity Equity Holders

Chinese law restricts foreign ownership in enterprises that provide value-added telecommunications services, which includes the ICPs. As a result, we operate our Internet businesses and other businesses in which foreign investment is restricted or prohibited in China through contractual arrangements between our wholly owned entities, our variable interest entities, which, where applicable, hold the ICP licenses and other regulated licenses and generally operate our Internet businesses and other businesses in which foreign investment is restricted or prohibited, and the variable interest entity equity holders. For a description of these contractual arrangements, see “Item 4. Information on the Company — C. Organizational Structure — Contractual Arrangements among Our Wholly-Owned Entities, Variable Interest Entities and the Variable Interest Entity Equity Holders.”

Indemnification Agreements

We have entered into indemnification agreements with our directors and executive officers. These agreements require us to indemnify these individuals, to the fullest extent permitted by law, for certain liabilities to which they may become subject as a result of their affiliation with us.

Employment Agreements

See “Item 6. Directors, Senior Management and Employees — B. Compensation — Employment Agreements.”

Share Options

See “Item 6. Directors, Senior Management and Employees — B. Compensation — Equity Incentive Plans.”

C.     Interests of Experts and Counsel

Not applicable.

ITEM 8.    FINANCIAL INFORMATION

A.   Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements.”

Legal and Administrative Proceedings

We are involved from time to time, and may in the future be involved in, litigation, claims or other disputes in the ordinary course of business regarding, among other things, contract disputes with our customers, copyright, trademark and other intellectual property infringement claims, consumer protection claims, employment related cases and other matters, as well as disputes between our merchants and consumers or pursuant to anti-monopoly or unfair competition laws or involving high amounts of alleged damages. We have also been, and may in the future be, involved in litigation, regulatory investigations or inquiries and administrative proceedings that may not necessarily arise from our ordinary course of business, such as securities class action lawsuits and investigations or inquiries by securities regulators.

We establish balance sheet provisions relating to potential losses from litigation based on estimates of the losses. For this purpose, we classify potential losses as remote, reasonably possible or probable. We analyze potential outcomes from current and potential litigation and proceedings as loss contingencies in accordance with U.S. GAAP.

Shareholder Class Action Lawsuits

In 2015, we and certain of our current and former officers and directors were named as a defendant in seven putative shareholder class action lawsuits filed in the United States District Courts by shareholders asserting claims pursuant to the U.S. Exchange Act and three putative shareholder class action lawsuits filed in the Superior Court of the State of California by shareholders asserting claims pursuant to the U.S. Securities Act. The lawsuits allege that the registration statement and prospectus filed in connection with our initial public offering and various other public statements contained misrepresentations regarding our business operations and financial prospects, and failed to disclose, among other things, regulatory scrutiny by the SAIC prior to our initial public offering.

The District Court lawsuits were centralized in the Southern District of New York under the master caption Christine Asia Co., Ltd. et al. v. Alibaba Group Holding Limited et al., No. 1:15-md-02631-CM (S.D.N.Y.). In June 2016, the Southern District of New York issued an order granting Defendants’ motion to dismiss without leave to amend. The order held that Plaintiffs failed to plead that Defendants made actionable misstatements or omissions or that Defendants acted with scienter. In December 2017, following an appeal by the plaintiffs, the Second Circuit Court of Appeals issued a summary order vacating the Southern District of New York’s dismissal order and remanding the case to the Southern District of New York for further proceedings. In May 2018, the Southern District of New York certified a class of all persons and/or entities that purchased or otherwise acquired our ADSs or purchased call options or sold put options on our ADSs between September 19, 2014 and January 28, 2015, inclusive, with certain exclusions. On April 29, 2019, we announced that defendants had entered into a settlement agreement to resolve the lawsuits. Under the terms of the settlement agreement, we agreed to pay US$250 million in exchange for a full release of all claims brought in the lawsuit. The settlement agreement expressly provides that the settlement does not constitute an admission or finding that the claims asserted had any merit. On October 16, 2019, the Southern District of New York entered a judgment approving the settlement and dismissing the lawsuit.

The California lawsuits were consolidated under the caption Gary Buelow, et al. v. Alibaba Group Holding Limited, et al., No. CIV-535692 (San Mateo Sup. Ct.). In December 2016, the Superior Court sustained our demurrer to the complaint in part and denied it in part. In January 2017, we answered the consolidated complaint, asserting a general denial as to all allegations and setting forth affirmative defenses. In March 2018, plaintiffs filed a motion for class certification, requesting, among other things, that the Superior Court certify a class of all persons who purchased or otherwise acquired our ADSs pursuant or traceable to the Registration Statement issued in connection with our IPO. This motion was not ruled on by the Superior Court. On December 31, 2018, we announced that defendants had entered into a settlement agreement to resolve the consolidated class action lawsuit. Under the terms of the settlement agreement, we agreed to pay US$75 million to settle the lawsuit in exchange for a full release of all claims brought in the lawsuit. The settlement agreement expressly provides that the settlement does not constitute an admission or finding that the claims asserted in the lawsuit had any merit. The settlement was approved by the Superior Court on May 17, 2019 and a final judgment concluding the lawsuit was entered that same date.

Pending SEC Inquiry

In early 2016, the SEC informed us that it had initiated an investigation into whether there have been any violations of the federal securities laws. The SEC has requested that we voluntarily provide it with documents and information relating to, among other things, our consolidation policies and practices (including our prior practice of accounting for Cainiao Network as an equity method investee), our policies and practices applicable to related party transactions in general, and our reporting of operating data from the 11.11 global shopping festival. We are voluntarily disclosing this SEC request for information and cooperating with the SEC and, through our legal counsel, have been providing the SEC with requested documents and information. We believe we have fully responded to the SEC’s inquiries. The SEC advised us that the initiation of a request for information should not be construed as an indication by the SEC or its staff that any violation of the federal securities laws has occurred.

Our management believes that the risk of loss in connection with this proceeding is currently remote and that this proceeding will not have a material adverse effect on our financial condition. However, in light of the inherent uncertainties involved in this and similar proceedings, some of which are beyond our control, the risk of loss may become more likely and an adverse outcome could be material to our results of operations or cash flows for any particular reporting period. See note 2 to our audited consolidated financial statements included in this annual report for more information on our provisioning policy with regard to legal and administrative proceedings.

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

We are a holding company incorporated in the Cayman Islands. In order for us to distribute any dividends to our shareholders and ADS holders, we rely on dividends, loans, and other distributions on equity paid by our operating subsidiaries in China and on remittances, including loans, from our variable interest entities in China. Dividend distributions from our PRC subsidiaries to us are subject to PRC taxes, such as withholding tax. In addition, regulations in the PRC currently permit payment of dividends of a PRC company only out of accumulated distributable after-tax profits as determined in accordance with its articles of association and the accounting standards and regulations in China. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in the People’s Republic of China — We rely to a significant extent on dividends, loans and other distributions on equity paid by our principal operating subsidiaries in China.”

B.   Significant Changes

We have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.    THE OFFER AND LISTING

A.   Offer and Listing Details

Our ADSs have been listed on the NYSE since September 19, 2014 under the symbol “BABA.” Each ADS represents eight Shares.

Our Shares have been listed on the Hong Kong Stock Exchange since November 26, 2019 under the stock code “9988.”

B.   Plan of Distribution

Not applicable.

C.   Markets

Our ADSs have been listed on the NYSE since September 19, 2014 under the symbol “BABA.” Each ADS represents eight Shares.

Our Shares have been listed on the Hong Kong Stock Exchange since November 26, 2019 under the stock code “9988.”

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

C.   Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company,” “Item 5. Operating and Financial Review and Prospects” or elsewhere in this annual report.

D.   Exchange Controls

See “Item 4. Information on the Company — B. Business Overview — Regulation — Regulation of Foreign Exchange and Dividend Distribution — Foreign Exchange Regulation.”

E.   Taxation

The following is a general summary of certain Cayman Islands, PRC, Hong Kong S.A.R. and United States federal income tax consequences relevant to an investment in our ADSs and ordinary shares. The discussion is not intended to be, nor should it be construed as, legal or tax advice to any particular prospective purchaser. The discussion is based on laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change or different interpretations, possibly with retroactive effect. The discussion does not address U.S. state or local tax laws, or tax laws of jurisdictions other than the Cayman Islands, the People’s Republic of China, Hong Kong S.A.R. and the United States. You should consult your own tax advisors with respect to the consequences of acquisition, ownership and disposition of our ADSs and ordinary shares. To the extent that this discussion relates to matters of Cayman Islands tax law, it is the opinion of Maples and Calder (Hong Kong) LLP, our special Cayman Islands counsel. To the extent that the discussion states definitive legal conclusions under PRC tax laws and regulations, it is the opinion of Fangda Partners, our special PRC counsel.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty or withholding tax applicable to us or to any holder of our ADSs or our ordinary shares. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties that may be applicable on instruments executed in, or after execution brought within, the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on the issue of shares by, or any transfers of shares of, Cayman Islands companies (except those which hold interests in land in the Cayman Islands). The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

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

People’s Republic of China Taxation

We are a holding company incorporated in the Cayman Islands and we gain substantial income by way of dividends from our PRC subsidiaries. The EIT Law and its implementation rules, both of which became effective on January 1, 2008 and were most recently amended on December 29, 2018 and April 23, 2019, respectively, provide that China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its equity holders that are non-resident enterprises, will normally be subject to PRC withholding tax at a rate of 10%, unless any foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a lower withholding tax rate for which the foreign investor is eligible.

Under the EIT Law, an enterprise established outside of China with a “de facto management body” within China is considered a “resident enterprise,” which means that it is treated in the same manner as a Chinese enterprise for enterprise income tax purposes. Although the implementation rules of the EIT Law define “de facto management body” as a managing body that exercises substantive and overall management and control over the production and business, personnel, accounting books and assets of an enterprise, the only official guidance for this definition currently available is set forth in Circular 82 issued by the STA, which provides guidance on the determination of the tax residence status of a Chinese-controlled offshore incorporated enterprise, defined as an enterprise that is incorporated under the laws of a foreign country or territory and that has a PRC enterprise or enterprise group as its primary controlling shareholder. Although Alibaba Group Holding Limited does not have a PRC enterprise or enterprise group as our primary controlling shareholder and is therefore not a Chinese-controlled offshore incorporated enterprise within the meaning of Circular 82, in the absence of guidance specifically applicable to us, we have applied the guidance set forth in Circular 82 to evaluate the tax residence status of Alibaba Group Holding Limited and its subsidiaries outside the PRC.

According to Circular 82, a Chinese-controlled offshore incorporated enterprise will be regarded as a PRC tax resident by virtue of having a “de facto management body” in China and will be subject to PRC enterprise income tax on its worldwide income only if all of the following criteria are met:

●	the primary location of the day-to-day operational management is in the PRC;
●	decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC;
●	the enterprise’s primary assets, accounting books and records, company seals, and board and shareholders meeting minutes are located or maintained in the PRC; and
●	50% or more of voting board members or senior executives habitually reside in the PRC.

We do not believe that we meet any of the conditions outlined in the immediately preceding paragraph. Alibaba Group Holding Limited and its offshore subsidiaries are incorporated outside the PRC. As a holding company, our key assets and records, including the resolutions and meeting minutes of our board of directors and the resolutions and meeting minutes of our shareholders, are located and maintained outside the PRC. In addition, we are not aware of any offshore holding companies with a corporate structure similar to ours that has been deemed a PRC “resident enterprise” by the PRC tax authorities. Accordingly, we believe that Alibaba Group Holding Limited and our offshore subsidiaries should not be treated as a “resident enterprise” for PRC tax purposes if the criteria for “de facto management body” as set forth in Circular 82 were deemed applicable to us. However, as the tax residency status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body” as applicable to our offshore entities, we will continue to monitor our tax status.

The implementation rules of the EIT Law provide that, (i) if the enterprise that distributes dividends is domiciled in the PRC or (ii) if gains are realized from transferring equity interests of enterprises domiciled in the PRC, then the dividends or capital gains are treated as China-sourced income. It is not clear how “domicile” may be interpreted under the EIT Law, and it may be interpreted as the jurisdiction where the enterprise is a tax resident. Therefore, if we are considered a PRC tax resident enterprise for PRC tax purposes, any dividends we pay to our overseas shareholders or ADS holders that are non-resident enterprises as well as gains realized by those shareholders or ADS holders from the transfer of our shares or ADSs may be regarded as China-sourced income and as a result become subject to PRC withholding tax at a rate of 10%, unless any of the non-resident enterprises’ jurisdictions has a tax treaty with China that provides for a preferential treatment.

Furthermore, if we are considered a PRC resident enterprise and the competent PRC tax authorities consider dividends we pay with respect to our shares or ADSs and the gains realized from the transfer of our shares or ADSs to be income derived from sources within the PRC, the dividends we pay to our overseas shareholders or ADS holders who are non-resident individuals, and gains realized by those shareholders or ADS holders from the transfer of our shares or ADSs, may be subject to PRC individual income tax at a rate of 20%, unless any of the non-resident individuals’ jurisdictions has a tax treaty with China that provides for a preferential tax rate or a tax exemption. It is also unclear whether, if we are considered a PRC resident enterprise, holders of our shares or ADSs would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas.

See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in the People’s Republic of China — We may be treated as a resident enterprise for PRC tax purposes under the PRC Enterprise Income Tax Law, and we may therefore be subject to PRC income tax on our global income.” and “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in the People’s Republic of China — Dividends payable to foreign investors and gains on the sale of our ADSs and/or ordinary shares by our foreign investors may become subject to PRC taxation.”

Hong Kong Taxation

Our subsidiaries incorporated in Hong Kong were subject to Hong Kong profits tax at a rate of 16.5% in the fiscal years ended March 31, 2018, 2019 and 2020.

Our principal register of members is maintained by our Principal Share Registrar in the Cayman Islands, and our Hong Kong register of members is maintained by the Hong Kong Share Registrar in Hong Kong.

Dealings in our Shares registered on our Hong Kong share register are subject to Hong Kong stamp duty. The stamp duty is charged to each of the seller and purchaser at the rate of 0.1% of the consideration for, or (if greater) the value of, our Shares transferred. In other words, a total of 0.2% is currently payable on a typical sale and purchase transaction of our Shares. In addition, a fixed duty of HK$5.00 is charged on each instrument of transfer (if required).

To facilitate ADS-ordinary share conversion and trading between the NYSE and the Hong Kong Stock Exchange, we have moved a portion of our issued ordinary shares from our Cayman share register to our Hong Kong share register. It is unclear whether, as a matter of Hong Kong law, the trading or conversion of ADSs constitutes a sale or purchase of the underlying Hong Kong-registered ordinary shares that is subject to Hong Kong stamp duty. We advise investors to consult their own tax advisors on this matter. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our ADSs and Shares — There is uncertainty as to whether Hong Kong stamp duty will apply to the trading or conversion of our ADSs.”

Material United States Federal Income Tax Considerations

The following summary describes the material United States federal income tax consequences of the ownership of our ordinary shares and ADSs as of the date of this annual report. The discussion set forth below is applicable only to United States Holders. Except where noted, this summary deals only with ordinary shares and ADSs held as capital assets. As used herein, the term “United States Holder” means a beneficial owner of an ordinary share or ADS that is for United States federal income tax purposes:

●	an individual citizen or resident of the United States;
●	a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;
●	an estate the income of which is subject to United States federal income taxation regardless of its source; or

●	a trust if it is subject to the primary supervision of a court within the United States and one or more United States persons has or have the authority to control all substantial decisions of the trust, or if it has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This summary does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

●	a dealer in securities or currencies;
●	a financial institution;
●	a regulated investment company;
●	a real estate investment trust;
●	an insurance company;
●	a tax-exempt organization;
●	a person holding our ordinary shares or ADSs as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;
●	a trader in securities that has elected the mark-to-market method of accounting for your securities;
●	a person liable for alternative minimum tax;
●	a person who owns or is deemed to own 10% or more of our stock (by vote or value);
●	a person required to accelerate the recognition of any item of gross income with respect to our ordinary shares or ADSs as a result of such income being recognized on an applicable financial statement;
●	a partnership or other pass-through entity for United States federal income tax purposes; or
●	a person whose “functional currency” is not the U.S. dollar.

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

Taxation of Dividends

Subject to the discussion under “— Passive Foreign Investment Company” below, the gross amount of distributions on the ADSs or ordinary shares (including any amounts withheld to reflect PRC withholding taxes) will be taxable as dividends, to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. The income (including withheld taxes) will be includable in your gross income as ordinary income on the day actually or constructively received by you, in the case of the ordinary shares, or by the depositary, in the case of ADSs. The dividends will not be eligible for the dividends received deduction allowed to corporations under the Code. The following discussion assumes that all dividends will be paid in U.S. dollars.

With respect to non-corporate United States investors, certain dividends received from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on ordinary shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that our ADSs (which are listed on the NYSE) are readily tradable on an established securities market in the United States. Thus, we believe that dividends we pay on our ordinary shares that are represented by ADSs will meet the conditions required for the reduced tax rates. Since we do not expect that our ordinary shares will be listed on an established securities market in the United States, we do not believe that dividends that we pay on our ordinary shares that are not represented by ADSs currently meet the conditions required for these reduced tax rates. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in subsequent years. A qualified foreign corporation also includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the United States. In the event that we were deemed to be a PRC resident enterprise under the EIT Law, although no assurance can be given, we might be eligible for the benefits of the income tax treaty between the United States and the PRC, which is hereinafter referred to as the Treaty, and if we were eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether the shares are represented by ADSs, would be eligible for the reduced rates of taxation. See “— People’s Republic of China Taxation.” Non-corporate United States Holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You should consult your own tax advisors regarding the application of these rules given your particular circumstances.

Non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a PFIC in the taxable year in which the dividends are paid or in the preceding taxable year. See “— Passive Foreign Investment Company” below.

In the event that we were deemed to be a PRC resident enterprise under the EIT Law, you might be subject to PRC withholding taxes on dividends paid to you with respect to the ADSs or ordinary shares. See “— People’s Republic of China Taxation.” In that case, subject to certain conditions and limitations, PRC withholding taxes on dividends would be treated as foreign taxes eligible for credit against your United States federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the ADSs or ordinary shares will be treated as foreign-source income and will generally constitute passive category income. However, in certain circumstances, if you have held the ADSs or ordinary shares for less than a specified minimum period during which you are not protected from risk of loss, or are obligated to make payments related to the dividends, you will not be allowed a foreign tax credit for any PRC withholding taxes imposed on dividends paid on the ADSs or ordinary shares. If you are eligible for Treaty benefits, any PRC taxes on dividends will not be creditable against your United States federal income tax liability to the extent withheld at a rate exceeding the applicable Treaty rate. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisor regarding the availability of the foreign tax credit under your particular circumstances.

To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, as determined under United States federal income tax principles, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the ADSs or ordinary shares (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by you on a subsequent disposition of the ADSs or ordinary shares), and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange, as described below under “— Taxation of Capital Gains.” Consequently, any distributions in excess of our current and accumulated earnings and profits would generally not give rise to foreign source income and you would generally not be able to use the foreign tax credit arising from any PRC withholding tax imposed on those distributions unless the credit can be applied (subject to applicable limitations) against United States federal income tax due on other foreign source income in the appropriate category for foreign tax credit purposes. However, we do not expect to keep earnings and profits in accordance with United States federal income tax principles. Therefore, you should expect that a distribution will generally be treated as a dividend (as discussed above).

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

In general, we will be a PFIC for any taxable year in which:

●	at least 75% of our gross income is passive income; or
●	at least 50% of the value (determined on a quarterly basis) of our assets is attributable to assets that produce or are held for the production of passive income.

For this purpose, passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). If we own at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income. Although we do not expect to be a PFIC, it is not entirely clear how the contractual arrangements between us and our variable interest entities will be treated for purposes of the PFIC rules. If it were determined that we do not own the stock of our variable interest entities for United States federal income tax purposes (for instance, because the relevant PRC authorities do not respect these arrangements), we may be treated as a PFIC.

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

If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares and you do not make a timely mark-to-market election (as discussed below), you will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition, including a pledge, of ADSs or ordinary shares. Distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as excess distributions. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or ordinary shares;
●	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income; and
●	the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each relevant year.

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

In certain circumstances, in lieu of being subject to the excess distribution rules discussed above, you may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method, provided that the stock is regularly traded on a qualified exchange. Under current law, the mark-to-market election may be available to United States Holders of ADSs since the ADSs are listed on the NYSE, which constitutes a qualified exchange, provided the ADSs are “regularly traded” for purposes of the mark-to-market election (for which no assurance can be given). It should also be noted that only the ADSs and not the ordinary shares are listed on the NYSE. Consequently, if you are a United States Holder of ordinary shares that are not represented by ADSs, you generally will not be eligible to make a mark-to-market election if we are or were to become a PFIC.

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

Alternatively, you can sometimes avoid the rules described above by electing to treat a PFIC as a “qualified electing fund” under Section 1295 of the Code. However, this option is not available to you because we do not intend to comply with the requirements necessary to permit you to make this election.

You are urged to consult your tax advisors concerning the United States federal income tax consequences of holding ADSs or ordinary shares if we are considered a PFIC in any taxable year.

Taxation of Capital Gains

For United States federal income tax purposes, you will recognize taxable gain or loss on any sale, exchange or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized for the ADSs or ordinary shares and your tax basis in the ADSs or ordinary shares. Subject to the discussion under “— Passive Foreign Investment Company” above, this gain or loss will generally be capital gain or loss. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as United States source gain or loss. However, if we were treated as a PRC resident enterprise for EIT Law purposes and PRC tax were imposed on any gain, and if you are eligible for the benefits of the Treaty, you may elect to treat this gain as PRC source gain under the Treaty. If you are not eligible for the benefits of the Treaty or you fail to make the election to treat any gain as PRC source, then you may not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of our ADSs or ordinary shares unless the credit can be applied (subject to applicable limitations) against tax due on other income derived from foreign sources. You will be eligible for the benefits of the Treaty if, for purposes of the Treaty, you are a resident of the United States, and you meet other requirements specified in the Treaty. Because the determination of whether you qualify for the benefits of the Treaty is fact-intensive and depends upon your particular circumstances, you are specifically urged to consult your tax advisors regarding your eligibility for the benefits of the Treaty. You are also urged to consult your tax advisor regarding the tax consequences in case any PRC tax is imposed on gain on a disposition of our ADSs or ordinary shares, including the availability of the foreign tax credit and the election to treat any gain as PRC source, under your particular circumstances.

Information Reporting and Backup Withholding

In general, information reporting will apply to dividends in respect of our ADSs or ordinary shares and the proceeds from the sale, exchange or other disposition of our ADSs or ordinary shares that are paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient. A backup withholding tax may apply to these payments if you fail to provide a taxpayer identification number or certification of exempt status or, in the case of dividend payments, if you fail to report in full dividend and interest income.

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

You may read and copy this annual report, including the exhibits incorporated by reference in this annual report, at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 and at the SEC’s regional offices in New York, New York and Chicago, Illinois. You can also request copies of this annual report, including the exhibits incorporated by reference in this annual report, upon payment of a duplicating fee, by writing information on the operation of the SEC’s Public Reference Room.

The SEC also maintains a website at www.sec.gov that contains reports and other information regarding registrants that file electronically with the SEC. Our annual report and some of the other information submitted by us to the SEC may be accessed through this website.

As a foreign private issuer, we are exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act.

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

As of March 31, 2020, approximately 35% of our total debt (including bank borrowings and unsecured senior notes) carries floating interest rates and the remaining 65% carries fixed interest rates. We have entered into various agreements with various financial institutions as counterparties to swap a certain portion of our floating interest rate debt to effectively become fixed interest rate debt. After taking these interest rate swaps into consideration, approximately 21% of our total debt carries floating interest rates and the remaining 79% carries fixed interest rates as of March 31, 2020. All of the abovementioned interest rate derivatives are designated as cash flow hedges and we expect these hedges to be highly effective. Certain of our indebtedness carries floating interest rates based on a spread over LIBOR. As a result, the interest expenses associated with these indebtedness will be subject to the potential impact of any fluctuation in LIBOR. The continuation of LIBOR on the current basis is not guaranteed after 2021. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Industry — We are subject to interest rate risk in connection with our indebtedness.”

As of March 31, 2019 and 2020, if interest rates increased/decreased by 1%, with all other variables having remained constant, and assuming the amount of interest-bearing assets and debts that bear floating interest were outstanding for the entire respective years, our profit attributable to equity owners would have been RMB1,760 million and RMB3,486 million (US$492 million) higher/lower, respectively, mainly as a result of higher/ lower interest income from our cash and cash equivalents and short-term investments. The analysis does not include floating interest rate debts whose interests are hedged by interest rate swaps.

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

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. For instance, in August 2015, the PBOC changed the way it calculates the mid-point price of Renminbi against the U.S. dollar, requiring the market-makers who submit for reference rates to consider the previous day’s closing spot rate, foreign-exchange demand and supply as well as changes in major currency rates. In 2018, the value of the Renminbi depreciated by approximately 5.7% against the U.S. dollar; and in 2019, the Renminbi further depreciated by approximately 1.3% against the U.S. dollar. From the end of 2019 through the end of May 2020, the value of the Renminbi depreciated by approximately 2.5% against the U.S. dollar. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in greater fluctuations of the Renminbi against the U.S. dollar.

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

As of March 31, 2020, we had Renminbi-denominated cash and cash equivalents and short-term investments of RMB194,004 million and U.S. dollar-denominated cash and cash equivalents and short-term investments of US$22,729 million. Assuming we had converted RMB194,004 million into U.S. dollars at the exchange rate of RMB7.0808 for US$1.00 as of March 31, 2020, our total U.S. dollar cash balance would have been US$50,128 million. If the Renminbi had depreciated by 10% against the U.S. dollar, our U.S. dollar cash balance would have been US$47,637 million.

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

In fiscal year 2019 and 2020, if the market price of the respective instruments held by us had been 1% higher/lower as of March 31, 2019 and 2020, these investment securities would have been approximately RMB665 million and RMB803 million (US$113 million) higher/lower, respectively, all of which would be recognized as income or loss during the respective period.

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
●
Issuance of ADSs upon deposit of Shares (excluding issuances as a result of distributions of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADSs).

● Delivery of Shares against surrender of ADSs.
● Distribution of cash dividends or other cash distributions.
● Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADSs.
● Distribution of securities other than ADSs or rights to purchase additional ADSs.
Up to US$5.00 per 100 ADS per calendar year	● ADS services

As an ADS holder you will also be responsible to pay certain fees and expenses incurred by the depositary and certain taxes and governmental charges such as:

●	taxes (including applicable interest and penalties) and other governmental charges;
●	fees for the transfer and registration of Shares charged by the registrar and transfer agent for the Shares in the Cayman Islands (i.e., upon deposit and withdrawal of Shares);
●	expenses incurred for converting foreign currency into U.S. dollars;
●	expenses for cable, telex and fax transmissions and for delivery of securities;
●	fees and expenses as are incurred by the depositary in connection with compliance with applicable exchange control regulations; and
●	fees and expenses incurred in connection with the delivery or servicing of Shares on deposit.

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

The Depositary fees payable for cash distributions are generally deducted from the cash being distributed. In the case of distributions other than cash (i.e., stock dividend, rights), the depositary bank charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary bank sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary bank generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the depositary banks.

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

Fees and Payments from the Depositary to Us

Our depositary has agreed to share with us certain fees payable to the depositary by holders of ADSs. For fiscal year 2020, the depositary shared with us US$31.9 million, after deduction of applicable U.S. taxes.

Conversion between ADSs and Shares

Dealings and Settlement of Shares in Hong Kong

Our Shares trade on the Hong Kong Stock Exchange in board lots of 100 Shares. Dealings in our Shares on the Hong Kong Stock Exchange are conducted in Hong Kong dollars.

The transaction costs of dealings in our Shares on the Hong Kong Stock Exchange include:

●	Hong Kong Stock Exchange trading fee of 0.005% of the consideration of the transaction, charged to each of the buyer and seller;
●	SFC transaction levy of 0.0027% of the consideration of the transaction, charged to each of the buyer and seller;
●	trading tariff of HK$0.50 on each and every purchase or sale transaction. The decision on whether or not to pass the trading tariff onto investors is at the discretion of brokers;
●	transfer deed stamp duty of HK$5.00 per transfer deed (if applicable), payable by the seller;
●	ad valorem stamp duty at a total rate of 0.2% of the value of the transaction, with 0.1% payable by each of the buyer and the seller;
●	stock settlement fee, which is currently 0.002% of the gross transaction value, subject to a minimum fee of HK$2.00 and a maximum fee of HK$100.00 per side per trade;
●	brokerage commission, which is freely negotiable with the broker; and
●	the Hong Kong Share Registrar will charge between HK$2.50 to HK$20.00, depending on the speed of service (or such higher fee as may from time to time be permitted under the Hong Kong Listing Rules), for each transfer of Shares from one registered owner to another, each share certificate canceled or issued by it and any applicable fee as stated in the share transfer forms used in Hong Kong.

Investors must settle their trades executed on the Hong Kong Stock Exchange through their brokers directly or through custodians. For an investor who has deposited his or her Shares in his or her stock account or in his or her designated Central Clearing and Settlement System participant’s stock account maintained with the Central Clearing and Settlement System, or CCASS, settlement will be effected in CCASS in accordance with the General Rules of CCASS and CCASS Operational Procedures in effect from time to time. For an investor who holds the physical certificates, settlement certificates and the duly executed transfer forms must be delivered to his broker or custodian before the settlement date.

Conversion between Shares Trading in Hong Kong and ADSs

In connection with the listing of our Shares on the Hong Kong Stock Exchange, we have established a branch register of members in Hong Kong, or the Hong Kong share register, which is maintained by our Hong Kong Share Registrar, Computershare Hong Kong Investor Services Limited. Our principal register of members, or the Cayman share register, is maintained by our Principal Share Registrar.

All Shares offered in our Hong Kong public offering are registered on the Hong Kong share register in order to be listed and traded on the Hong Kong Stock Exchange. As described in further detail below, holders of Shares registered on the Hong Kong share register are able to convert these Shares into ADSs, and vice versa.

In connection with the Hong Kong public offering, and to facilitate fungibility and conversion between ADSs and Shares and trading between the NYSE and the Hong Kong Stock Exchange, we moved a portion of our issued Shares that are represented by ADSs from our Cayman share register to our Hong Kong share register.

Our ADSs

Our ADSs are traded on the NYSE. Dealings in our ADSs on the NYSE are conducted in U.S. Dollars.

ADSs may be held either:

●	directly, by having a certificated ADS, or an American Depositary Receipt, or ADR, registered in the holder’s name, or by holding in the direct registration system, pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto; or
●	indirectly, through the holder’s broker or other financial institution.

The depositary for our ADSs is Citibank, N.A., whose office is located at 388 Greenwich Street, New York, New York 10013, United States. The depositary’s custodian in Hong Kong is Citibank, N.A. – Hong Kong branch, whose office is located at 9/F Citi Tower, One Bay East, 83 Hoi Bun Road, Kwun Tong, Kowloon, Hong Kong.

Converting Shares Trading in Hong Kong into ADSs

An investor who holds Shares registered in Hong Kong and who intends to convert them to ADSs to trade on the NYSE must deposit or have his or her broker deposit the Shares with the depositary’s Hong Kong custodian, Citibank, N.A., Hong Kong, or the custodian, in exchange for ADSs.

A deposit of Shares trading in Hong Kong in exchange for ADSs involves the following procedures:

●	If Shares have been deposited with CCASS, the investor must transfer Shares to the depositary’s account with the custodian within CCASS by following the CCASS procedures for transfer and submit and deliver a duly completed and signed conversion form to the depositary via his or her broker.

●	If Shares are held outside CCASS, the investor must arrange to deposit his or her Shares into CCASS for delivery to the depositary’s account with the custodian within CCASS, submit and deliver a request for conversion form to the custodian and after duly completing and signing such conversion form, deliver such conversion form to the custodian.
●	Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, if applicable, the depositary will issue the corresponding number of ADSs in the name(s) requested by an investor and will deliver the ADSs to the designated DTC account of the person(s) designated by an investor or his or her broker.

For Shares deposited in CCASS, under normal circumstances, the above steps generally require two business days. For Shares held outside CCASS in physical form, the above steps may take 14 business days, or more, to complete. Temporary delays may arise. For example, the transfer books of the depositary may from time to time be closed to ADS issuances. The investor will be unable to trade the ADSs until the procedures are completed.

Converting ADSs to Shares Trading in Hong Kong

An investor who holds ADSs and who intends to convert his/her ADSs into Shares to trade on the Hong Kong Stock Exchange must cancel the ADSs the investor holds and withdraw Shares from our ADS program and cause his or her broker or other financial institution to trade such Shares on the Hong Kong Stock Exchange.

An investor that holds ADSs indirectly through a broker should follow the broker’s procedure and instruct the broker to arrange for cancelation of the ADSs, and transfer of the underlying Shares from Citibank’s account on the CCASS system to the investor’s Hong Kong stock account.

For investors holding ADSs directly, the following steps must be taken:

●	To withdraw Shares from our ADS program, an investor who holds ADSs may turn in such ADSs at the office of the depositary (and the applicable ADR(s) if the ADSs are held in certificated form), and send an instruction to cancel such ADSs to the depositary.
●	Upon payment or net of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, if applicable, the depositary will instruct the custodian to deliver Shares underlying the canceled ADSs to the CCASS account designated by an investor.
●	If an investor prefers to receive Shares outside CCASS, he or she must receive Shares in CCASS first and then arrange for withdrawal from CCASS. Investors can then obtain a transfer form signed by HKSCC Nominees Limited (as the transferor) and register Shares in their own names with the Hong Kong Share Registrar.

For Shares to be received in CCASS, under normal circumstances, the above steps generally require two business days. For Shares to be received outside CCASS in physical form, the above steps may take 14 business days, or more, to complete. The investor will be unable to trade the Shares on the Hong Kong Stock Exchange until the procedures are completed.

Temporary delays may arise. For example, the transfer books of the depositary may from time to time be closed to ADS cancellations. In addition, completion of the above steps and procedures is subject to there being a sufficient number of Shares on the Hong Kong share register to facilitate a withdrawal from the ADS program directly into the CCASS system. We are not under any obligation to maintain or increase the number of Shares on the Hong Kong share register to facilitate such withdrawals.

Depositary Requirements

Before the depositary issues ADSs or permits withdrawal of Shares, the depositary may require:

●	production of satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and
●	compliance with procedures it may establish, from time to time, consistent with the Deposit Agreement, including presentation of transfer documents.

The depositary may refuse to deliver, transfer, or register issuances, transfers and cancelations of ADSs generally when the transfer books of the depositary or our Hong Kong Share Registrar are closed or at any time if the depositary or we determine it advisable to do so.

All costs attributable to the transfer of Shares to effect a withdrawal from or deposit of Shares into our ADS program will be borne by the investor requesting the transfer. In particular, holders of Shares and ADSs should note that the Hong Kong share registrar will charge between HK$2.50 to HK$20.00, depending on the speed of service (or such higher fee as may from time to time be permitted under the Hong Kong Listing Rules), for each transfer of Shares from one registered owner to another, each share certificate canceled or issued by it and any applicable fee as stated in the share transfer forms used in Hong Kong. In addition, holders of Shares and ADSs must pay US$5.00 (or less) per 100 ADSs for each issuance of ADSs and for each cancelation of ADSs, as the case may be, in connection with the deposit of Shares into, or withdrawal of Shares from, our ADS program.

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

ITEM 15.    CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed in reports filed under the U.S. Exchange Act is recorded, processed, summarized and reported within the specified time periods and accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Our management, under the supervision and with the participation of our principal executive officer and our principal financial officer, evaluated the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) or 15d-15(e) promulgated under the U.S. Exchange Act, at March 31, 2020. Based on that evaluation, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures are effective in ensuring that information required to be disclosed in the reports that we file or submit under the U.S. Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that information required to be disclosed in the reports that we file or submit under the U.S. Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the U.S. Exchange Act. As required by Rule 13a-15(c) of the U.S. Exchange Act, our management conducted an evaluation of our company’s internal control over financial reporting as of March 31, 2020 based on the framework in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of March 31, 2020.

Our company completed the acquisition of HQG, Inc. and its subsidiaries (“Kaola”) on September 6, 2019. Our management has excluded Kaola from its assessment of internal control over financial reporting as of March 31, 2020 because Kaola was acquired by us in a business combination during the fiscal year ended March 31, 2020. The total assets and total revenue of Kaola represented less than 1% and 2%, respectively, of our related consolidated financial statement amounts as of and for the year ended March 31, 2020.

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

Our independent registered public accounting firm, PricewaterhouseCoopers, has audited the effectiveness of our internal control over financial reporting as of March 31, 2020, as stated in its report, which appears on page F-2 of this annual report.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.    AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Walter Kwauk, an independent director within the meaning of Section 303A of the NYSE Listed Company Manual and a member of our audit committee, qualifies as “audit committee financial expert” as defined in Item 16A of Form 20-F.

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

	Year ended
	March 31,
	2019	2020

	(in thousands of RMB)
Audit Fees(1)	87,545	149,298
Audit-related Fees(2)	14,212	4,424
Tax Fees(3)	—	708
All Other Fees(4)	5,982	8,082
Total	107,739	162,512
(1)	“Audit Fees” represents the aggregate fees billed or to be billed for each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements, issuance of comfort letters in connection with our global offering and secondary listing of our Shares on the Hong Kong Stock Exchange, as well as assistance with and review of documents filed with the SEC and other statutory and regulatory filings.
(2)	“Audit-related Fees” represents the aggregate fees billed in each of the fiscal years listed for the assurance and related services rendered by our principal auditors that are reasonably related to the performance of the audit or review of our financial statements and not reported under “Audit Fees.”
(3)	“Tax Fees” represents the aggregate fees billed in each of the fiscal years listed for the professional tax services rendered by our principal auditors.
(4)	“All Other Fees” represents the aggregate fees billed in each of the fiscal years listed for services rendered by our principal auditors other than services reported under “Audit Fees,” “Audit-related Fees” and “Tax Fees.”

The policy of our audit committee is to pre-approve all audit and non-audit services provided by PricewaterhouseCoopers, including audit services, audit-related services, tax services and other services as described above, other than those for de minimis services that are approved by the audit committee prior to the completion of the audit.

ITEM 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In May 2019, our board of directors authorized a share repurchase program for an amount of up to US$6.0 billion over a period of two years. As of the date of this annual report, we have not made any repurchases under this share repurchase program.

In addition, our equity incentive award agreements generally provide that, in the event of a grantee’s termination for cause or violation of a non-competition undertaking, we will have the right to repurchase the shares acquired by the grantee, generally at par or the exercise price paid for these shares. See “Item 6. Directors, Senior Management and Employees — B. Compensation — Equity Incentive Plans.” In addition, when an employee leaves our company, we repurchase any shares acquired by the employee pursuant to early-exercised but unvested options.

The table below summarizes the repurchases we made in the periods indicated.

Total Number of
Ordinary
			Average Price	Shares
	Total Number of		Paid Per	Purchased as
	Ordinary	Total Price	Ordinary	Part of Share
	Shares	Paid(1)	Share(2)	Repurchase
Month	Purchased(1)	(US$)	(US$)	Program
April 2019	—	—	—	—
May 2019	100,000	231,250	2.31	—
June 2019	31,976	—	Par value	—
July 2019	—	—	—	—
August 2019	—	—	—	—
September 2019	2,144	—	Par value	—
October 2019	—	—	—	—
November 2019	—	—	—	—
December 2019	12,160	—	Par value	—
January 2020	—	—	—	—
February 2020	—	—	—	—
March 2020	11,280	—	Par value	—

(1)	Includes, after having accounted for the Share Split, an aggregate of 157,560 ordinary shares, including 100,000 ordinary shares underlying unvested awards, we repurchased pursuant to our equity incentive award agreements.
(2)	Ordinary shares we repurchased pursuant to our equity incentive award agreements were generally repurchased at par or the exercise price paid by the grantee for these shares.

ITEM 16F.    CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.    CORPORATE GOVERNANCE

We are a “foreign private issuer” (as such term is defined in Rule 3b-4 under the U.S. Exchange Act), and our ADSs, each representing eight ordinary shares, are listed on the NYSE. Under Section 303A of the NYSE Listed Company Manual, NYSE listed companies that are foreign private issuers are permitted to follow home country practice in lieu of the corporate governance provisions specified by the NYSE with limited exceptions. The following summarizes some significant ways in which our corporate governance practices differ from those followed by domestic companies under the listing standards of the NYSE.

Under the NYSE Listed Company Manual, or the NYSE Manual, U.S. domestic listed companies are required to have a majority independent board, which is not required under the Companies Law of the Cayman Islands, our home country. Currently, our board of directors is composed of ten members, five of whom are independent directors. In addition, the NYSE Manual requires U.S. domestic listed companies to have a compensation committee and a nominating/corporate governance committee, each composed entirely of independent directors, which are not required under the Companies Law of the Cayman Islands. Currently, our compensation committee is composed of three members, only two of whom are independent directors. Our nominating and corporate governance committee is composed of three members, only two of whom are independent directors. In addition, the NYSE Manual requires shareholder approval for certain matters, such as requiring that shareholders must be given the opportunity to vote on all equity compensation plans and material revisions to those plans, which is not required under the Cayman Islands law. We intend to comply with the requirements of Cayman Islands law only in determining whether shareholder approval is required.

Under Rule 19C.11 of the Hong Kong Listing Rules, we are exempt from certain corporate governance requirements of the Hong Kong Stock Exchange, including Appendix 14 of the Hong Kong Listing Rules (Corporate Governance Code and Corporate Governance Report) and Appendix 16 of the Hong Kong Listing Rules (Disclosure of Financial Information).

In connection with our listing on the Hong Kong Stock Exchange, the Hong Kong Stock Exchange and the SFC granted certain waivers and exemptions from strict compliance with the relevant provisions of the Hong Kong Listing Rules and the SFO, respectively, and the SFC also granted a ruling under the Takeovers Codes.

Not a Public Company in Hong Kong

Section 4.1 of the Takeovers Codes provides that the Takeovers Codes applies to takeovers, mergers and share repurchases affecting public companies in Hong Kong and companies with a primary listing in Hong Kong. According to the Note to Section 4.2 of the Introduction to the Takeovers Codes, a Grandfathered Greater China Issuer within the meaning of Rule 19C.01 of the Hong Kong Listing Rules with a secondary listing on the Hong Kong Stock Exchange will not normally be regarded as a public company in Hong Kong under Section 4.2 of the Introduction to the Takeovers Codes.

The SFC granted a ruling that we are not a “public company in Hong Kong” for the purposes of Section 4.2. Therefore, the Takeovers Codes does not apply to us. This ruling may be reconsidered by the SFC in the event that the bulk of trading in our Shares migrates to Hong Kong such that we would be treated as having a dual-primary listing pursuant to Rule 19C.13 of the Hong Kong Listing Rules or in the event of a material change in information provided to the SFC.

Disclosure of Interests under Part XV of SFO

Part XV of the SFO imposes duties of disclosure of interests in Shares. Under the U.S. Exchange Act, which we are subject to, any person (including directors and officers of the company concerned) who acquires beneficial ownership, as determined in accordance with the rules and regulations of the SEC and which includes the power to direct the voting or the disposition of the securities, of more than 5% of a class of equity securities registered under Section 12 of the U.S. Exchange Act must file beneficial owner reports with the SEC, and such person must promptly report any material change in the information provided (including any acquisition or disposition of 1% or more of the class of equity securities concerned), unless exceptions apply. Therefore, compliance with Part XV of the SFO would subject our corporate insiders to a second level of reporting, which would be unduly burdensome to them, would result in additional costs and would not be meaningful, since the statutory disclosure of interest obligations under the U.S. Exchange Act that apply to us and our corporate insiders would provide our investors with sufficient information relating to the shareholding interests of our significant shareholders.

The SFC granted a partial exemption under section 309(2) of the SFO from the provisions of Part XV of the SFO (other than Divisions 5, 11 and 12 of Part XV of the SFO), on the conditions that (i) the bulk of trading in the Shares is not considered to have migrated to Hong Kong on a permanent basis in accordance with Rule 19C.13 of the Hong Kong Listing Rules; (ii) the disclosures of interest filed in the SEC are also filed with the Hong Kong Stock Exchange as soon as practicable, which will then publish such disclosure in the same manner as disclosures made under Part XV of the SFO; and (iii) we will advise the SFC if there is any material change to any of the information which has been provided to the SFC, including any significant changes to the disclosure requirements in the U.S. and any significant changes in the volume of our worldwide share turnover that takes place on the Hong Kong Stock Exchange. This exemption may be reconsidered by the SFC in the event there is a material change in information provided to the SFC.

The U.S. Exchange Act and the rules and regulations promulgated thereunder require disclosure of interests by shareholders that are broadly equivalent to Part XV of the SFO. For relevant disclosure in respect of the substantial shareholder’s interests, see “Item 7. Major Shareholders and Related Party Transactions — A. Major Shareholders.”

We undertook to file with the Hong Kong Stock Exchange, as soon as practicable, any declaration of shareholding and securities transactions filed with the SEC. We further undertook to disclose in present and future listing documents any shareholding interests as disclosed in an SEC filing and the relationship between our directors, officers, members of committees and their relationship to any controlling shareholder.

Corporate Communication

Rule 2.07A of the Hong Kong Listing Rules provides that a listed issuer may send or otherwise make available to the relevant holders of its securities any corporate communication by electronic means, provided that either the listed issuer has previously received from each of the relevant holders of its securities an express, positive confirmation in writing or the shareholders of the listed issuer have resolved in a general meeting that the listed issuer may send or supply corporate communications to shareholders by making them available on the listed issuer’s own website or the listed issuer’s constitutional documents contain provision to that effect, and certain conditions are satisfied.

Since our listing on the Hong Kong Stock Exchange, we made the following arrangements:

●	We issue all corporate communications as required by the Hong Kong Listing Rules on our own website in English and Chinese, and on the Hong Kong Stock Exchange’s website in English and Chinese.
●	We continue to provide printed copies of notice including the proxy materials to our shareholders at no costs.

●	We have added to the “Investor Relations” page of our website which directs investors to all of our filings with the Hong Kong Stock Exchange.

The Hong Kong Stock Exchange granted us a waiver from strict compliance with the requirements under Rule 2.07A of the Hong Kong Listing Rules.

Monthly Return

Rule 13.25B of the Hong Kong Listing Rules requires a listed issuer to publish a monthly return in relation to movements in its equity securities, debt securities and any other securitized instruments, as applicable, during the period to which the monthly return relates. Pursuant to the Joint Policy Statement Regarding the Listing of Overseas Companies, or Joint Policy Statement, we sought a waiver from Rule 13.25B subject to satisfying the waiver condition that the SFC has granted a partial exemption from strict compliance with Part XV of the SFO (other than Divisions 5, 11 and 12 of Part XV of the SFO) in respect of disclosure of shareholders’ interests. As we have obtained a partial exemption from the SFC, the Hong Kong Stock Exchange granted a waiver from strict compliance with Rule 13.25B of the Hong Kong Listing Rules. We disclose information about share repurchases, if any, in our quarterly earnings releases and annual reports on Form 20-F which are furnished or filed with the SEC in accordance with applicable U.S. rules and regulations.

ITEM 16H.    MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.    FINANCIAL STATEMENTS

We have provided financial statements pursuant to Item 18.

ITEM 18.    FINANCIAL STATEMENTS

The following financial statements are filed as part of this annual report, together with the report of the independent auditor:

●	Report of Independent Registered Public Accounting Firm
●	Consolidated Income Statements for the years ended March 31, 2018, 2019 and 2020
●	Consolidated Statements of Comprehensive Income for the years ended March 31, 2018, 2019 and 2020
●	Consolidated Balance Sheets as of March 31, 2019 and 2020
●	Consolidated Statements of Changes in Shareholders’ Equity for the years ended March 31, 2018, 2019 and 2020
●	Consolidated Statements of Cash Flows for the years ended March 31, 2018, 2019 and 2020
●	Notes to the Consolidated Financial Statements

ITEM 19.    EXHIBITS

Exhibit	Number Description of Document
1.1	Amended and Restated Memorandum and Articles of Association of the Registrant as currently in effect
2.1(1)	Registrant’s Form of Ordinary Share Certificate
2.2(2)

Deposit Agreement, dated as of September 24, 2014, between the Registrant, the depositary and holders and beneficial holders of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, including the form of American Depositary Receipt

2.3(2)	Form of American depositary receipt evidencing American depositary shares (included in Exhibit 2.2)
2.4(3)	Amended and Restated Registration Rights Agreement among the Registrant and the persons whose names are set out in Schedule I thereto, dated September 18, 2012
2.5(3)	Voting Agreement by and among the Registrant, Yahoo! Inc., SoftBank Corp., the Management Members as defined therein and certain other shareholders of the Registrant
2.6(4)	Indenture, dated as of November 28, 2014 between the Registrant and Bank of New York Mellon as Trustee
2.7(4)	Fourth Supplemental Indenture, dated as of November 28, 2014 between the Registrant and Bank of New York Mellon as Trustee
2.8(4)	Fifth Supplemental Indenture, dated as of November 28, 2014 between the Registrant and Bank of New York Mellon as Trustee
2.9(4)	Sixth Supplemental Indenture, dated as of November 28, 2014 between the Registrant and Bank of New York Mellon as Trustee

Exhibit	Number Description of Document
2.10(4)	Form of 3.125% Senior Notes Due 2021 (included in Exhibit 2.7)
2.11(4)	Form of 3.600% Senior Notes Due 2024 (included in Exhibit 2.8)
2.12(4)	Form of 4.500% Senior Notes Due 2034 (included in Exhibit 2.9)
2.13(5)	Indenture, dated as of December 6, 2017, between the Registrant and Bank of New York Mellon as Trustee
2.14(5)	First Supplemental Indenture, dated as of December 6, 2017 between the Registrant and Bank of New York Mellon as Trustee
2.15(5)	Second Supplemental Indenture, dated as of December 6, 2017 between the Registrant and Bank of New York Mellon as Trustee
2.16(5)	Third Supplemental Indenture, dated as of December 6, 2017 between the Registrant and Bank of New York Mellon as Trustee
2.17(5)	Fourth Supplemental Indenture, dated as of December 6, 2017 between the Registrant and Bank of New York Mellon as Trustee
2.18(5)	Fifth Supplemental Indenture, dated as of December 6, 2017 between the Registrant and Bank of New York Mellon as Trustee
2.19(5)	Form of 2.800% Senior Notes Due 2023 (included in Exhibit 2.14)
2.20(5)	Form of 3.400% Senior Notes Due 2027 (included in Exhibit 2.15)
2.21(5)	Form of 4.000% Senior Notes Due 2037 (included in Exhibit 2.16)
2.22(5)	Form of 4.200% Senior Notes Due 2047 (included in Exhibit 2.17)
2.23(5)	Form of 4.400% Senior Notes Due 2057 (included in Exhibit 2.18)
2.24(6)	Amendment to the Amended and Restated Registration Rights Agreement among the Registrant and the persons whose names are set out in Schedule I thereto, dated January 24, 2018
2.25	Description of Securities Registered under Section 12 of the U.S. Exchange Act
4.1(3)	2011 Equity Incentive Plan of the Registrant
4.2(3)	Partner Capital Investment Plan
4.3(3)	Form of Indemnification Agreement between the Registrant and its directors and executive officers
4.4(3)	Form of Employment Agreement between the Registrant and its executive officers
4.5	Schedules of Material Differences of Contractual Arrangements of Major Variable Interest Entities of the Registrant
4.6(3)

Share and Asset Purchase Agreement by and among the Registrant, Zhejiang Ant Small and Micro Financial Services Group Co., Ltd., Yahoo! Inc., SoftBank Corp. and the other Parties named therein, dated August 12, 2014

4.7(3)	Data Sharing Agreement by and between the Registrant and Zhejiang Ant Small and Micro Financial Services Group Co., Ltd., dated August 12, 2014
4.8(3)	English Translation of Software System Use and Service Agreement between Alibaba (China) Co., Ltd. and Chongqing Alibaba Small Loan Co. Ltd., dated August 12, 2014
4.9	Amended and Restated 2014 Post-IPO Equity Incentive Plan
4.10(3)	Form of Share Retention Agreement between the Registrant and certain members of management

Exhibit	Number Description of Document
4.11(7)	US$3,000,000,000 Facility Agreement between the Registrant and other parties named therein, dated March 9, 2016
4.12(7)	Syndication and Amendment Agreement, dated May 3, 2016, in respect of a US$3,000,000,000 Facility Agreement dated March 9, 2016
4.13(5)	US$5,150,000,000 Facility Agreement between the Registrant and other parties named therein, dated April 7, 2017
4.14(5)	English translation of Loan Agreement, between Hangzhou Zhenxi Investment Management Co., Ltd. and Zhejiang Tmall Technology Co., Ltd., dated January 10, 2018
4.15(5)

English translation of Exclusive Call Option Agreement entered into by and among Hangzhou Zhenxi Investment Management Co., Ltd., Zhejiang Tmall Technology Co., Ltd. and Zhejiang Tmall Network Co., Ltd., dated January 10, 2018

4.16(5)

English translation of Shareholder’s Voting Rights Proxy Agreement entered into by and among Hangzhou Zhenxi Investment Management Co., Ltd., Zhejiang Tmall Technology Co., Ltd. and Zhejiang Tmall Network Co., Ltd., dated January 10, 2018

4.17(5)

English translation of Equity Pledge Agreement entered into by and among Hangzhou Zhenxi Investment Management Co., Ltd., Zhejiang Tmall Technology Co., Ltd. and Zhejiang Tmall Network Co., Ltd., dated January 10, 2018

4.18(5)	English translation of Exclusive Services Agreement entered into between Zhejiang Tmall Network Co., Ltd. and Zhejiang Tmall Technology Co., Ltd., dated January 10, 2018
4.19(8)

Amendment to Share and Asset Purchase Agreement by and among the Registrant, Ant Small and Micro Financial Services Group Co., Ltd. (formerly known as Zhejiang Alibaba E-Commerce Co., Ltd.), SoftBank Group Corp., Jack Ma, Joseph C. Tsai, and the other Parties named therein, dated February 1, 2018

4.20(8)

Amended and Restated Commercial Agreement by and among the Registrant, Zhejiang Ant Small and Micro Financial Services Group Co., Ltd. (formerly known as Zhejiang Alibaba E-Commerce Co., Ltd.) and Alipay.com Co., Ltd., dated February 1, 2018

4.21(9)	Amendment and Restatement Agreement, dated May 29, 2019, in respect of US$4,000,000,000 Facility Agreement dated March 9, 2016
4.22(9)	Facility Agreement relating to a HK$7,653,750,000 term loan facility between the Registrant, as Guarantor, and the other parties named therein, dated May 17, 2019
4.23(9)

English translation of Asset Management Contract of Huatai Securities Asset Management Single Asset Management Plan No. 6 as Part of the Securities Industry’s Support for the Development of Private-owned Enterprises, by and among Alibaba (China) Technology Co., Ltd., Huatai Securities (Shanghai) Asset Management Co., Ltd. and China Merchants Bank Co., Ltd. Suzhou Branch, dated March 26, 2019

4.24(9)

English translation of Asset Management Contract of Huatai Securities Asset Management Single Asset Management Plan No. 7 as Part of the Securities Industry’s Support for the Development of Private-owned Enterprises, by and among Alibaba (China) Technology Co., Ltd., Huatai Securities (Shanghai) Asset Management Co., Ltd. and China Merchants Bank Co., Ltd. Suzhou Branch, dated March 26, 2019

4.25(10)	Second Amendment to Share and Asset Purchase Agreement by and among the Registrant, Ant Small and Micro Financial Services Group Co., Ltd. and SoftBank Group Corp., dated September 23, 2019

Exhibit	Number Description of Document
4.26(10)

Second Amended and Restated Intellectual Property License and Software Technology Services Agreement by and among the Registrant, Ant Small and Micro Financial Services Group Co., Ltd. and Alipay.com Co., Ltd., dated September 23, 2019

4.27(10)	Cross License Agreement by and between the Registrant and Ant Small and Micro Financial Services Group Co., Ltd., dated September 23, 2019
8.1	List of Subsidiaries and Consolidated Entities of the Registrant
11.1(3)	Code of Ethics of the Registrant
12.1	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1(11)	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2(11)	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of PricewaterhouseCoopers — Independent Registered Public Accounting Firm
15.2	Consent of Fangda Partners
15.3	Consent of Maples and Calder (Hong Kong) LLP
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)
(1)	Previously filed on Form 6-K, dated November 20, 2019 and incorporated herein by reference.
(2)	Previously filed with the Registration Statement on Form F-6 (File No. 333-231579), dated May 17, 2019 and incorporated herein by reference.
(3)	Previously filed with the Registration Statement on Form F-1 (File No. 333-195736), initially filed on May 6, 2014 and incorporated herein by reference.
(4)	Previously filed with our Annual Report on Form 20-F for the Fiscal Year Ended on March 31, 2015 (File No. 001-36614), filed on June 25, 2015 and incorporated herein by reference.
(5)	Previously filed with our Annual Report on Form 20-F for the Fiscal Year Ended on March 31, 2018 (File No. 001-36614), filed on July 27, 2018 and incorporated herein by reference.
(6)	Previously filed on Form 6-K, dated February 26, 2018 and incorporated herein by reference.
(7)	Previously filed with our Annual Report on Form 20-F for the Fiscal Year Ended on March 31, 2016 (File No. 001-36614), filed on May 24, 2016 and incorporated herein by reference.
(8)	Previously filed on Form 6-K, dated February 2, 2018 and incorporated herein by reference.
(9)	Previously filed with our Annual Report on Form 20-F for the Fiscal Year Ended on March 31, 2019 (File No. 001-36614), filed on June 5, 2019 and incorporated herein by reference.
(10)	Previously filed with the Registration Statement on Form F-3 (File No. 333-234662), dated November 13, 2019 and incorporated herein by reference.
(11)	Furnished with this annual report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Alibaba Group Holding Limited

By:	/s/ Daniel Yong Zhang
	Name:	Daniel Yong Zhang
	Title:	Chairman and Chief Executive Officer

Date: July 9, 2020

ALIBABA GROUP HOLDING LIMITED

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Alibaba Group Holding Limited

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Alibaba Group Holding Limited and its subsidiaries (the “Company”) as of March 31, 2019 and 2020, and the related consolidated income statements, consolidated statements of comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended March 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of March 31, 2020, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2019 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2020 in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2020, based on criteria established in Internal Control — Integrated Framework (2013) issued by the COSO.

Change in Accounting Principle

As discussed in Note 2(t) to the consolidated financial statements, the Company changed the manner in which it accounts for its investments in equity securities for the year ended March 31, 2019.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under the section of “Controls and Procedures” in the Company’s annual report. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

As described in Management’s Annual Report on Internal Control over Financial Reporting, management has excluded HQG, Inc. and its subsidiaries (“Kaola”) from its assessment of internal control over financial reporting as of March 31, 2020, because it was acquired by the Company in a business combination during the year ended March 31, 2020. We have also excluded Kaola from our audit of internal control over financial reporting. Kaola is wholly owned by the Company, and its total assets and total revenue, which were excluded from management’s assessment and our audit of internal control over financial reporting, represented less than 1% and 2%, respectively, of the related consolidated financial statement amounts as of and for the year ended March 31, 2020.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Impairment Assessment on Goodwill Allocated to Reporting Units under the Digital Media and Entertainment Segment

As described in Note 2(z) and Note 17 to the consolidated financial statements, the Company’s balance of goodwill allocated to reporting units under the Digital Media and Entertainment Segment as of March 31, 2020 was RMB58,673 million. During the year ended March 31, 2020, the Company recorded an impairment charge of RMB576 million on goodwill allocated to one of those reporting units. Goodwill is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that it might be impaired. The Company has elected to first perform a qualitative assessment to determine whether the two-step quantitative goodwill impairment testing is necessary. In the qualitative assessment, the Company considers factors such as macroeconomic conditions, industry and market considerations, overall financial performance of the reporting units, and other specific information related to the operations, business plans and strategies of the reporting units, including consideration of the impact of the COVID-19 pandemic. Based on the qualitative assessment, if it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is performed.

The principal considerations for our determination that performing procedures relating to the impairment assessment on goodwill allocated to reporting units under the Digital Media and Entertainment Segment is a critical audit matter are that there was significant judgment and estimation by management when performing the qualitative assessment, which in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating audit evidence relating to the factors considered in management’s qualitative assessment.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s impairment assessment on goodwill allocated to reporting units under the Digital Media and Entertainment Segment, including controls over management’s evaluation of the factors considered in the qualitative assessment. These procedures also included, among others, testing management’s qualitative assessment, which included evaluating the factors considered by management, such as macroeconomic conditions, industry and market considerations, overall financial performance of the reporting units, implied value of the reporting units with reference to quoted market price of comparable companies, and other specific information related to the operations, business plans and strategies of the reporting units, including consideration of the impact of the COVID-19 pandemic.

Valuation of Intangible Assets Acquired in Connection with Business Combinations

As described in Note 2(x) and Note 16 to the consolidated financial statements, the Company recorded RMB5,626 million of intangible assets that were acquired in connection with business combinations during the year ended March 31, 2020, which were measured at fair value upon acquisition primarily using valuation techniques under the income approach. Major assumptions used in determining the fair value of these intangible assets include future growth rates and weighted average cost of capital.

The principal considerations for our determination that performing procedures relating to the valuation of intangible assets acquired in connection with business combinations is a critical audit matter are that there was significant judgment and estimation by management when determining the fair values of these intangible assets, which in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating audit evidence relating to the valuation techniques and the significant assumptions used by management in determining the fair value of these intangible assets, including future growth rates and weighted average cost of capital.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the acquisition accounting in connection with business combinations, including controls over management’s identification of the intangible assets and controls over the development of the significant assumptions related to the valuation of these intangible assets. These procedures also included, among others, reading the share purchase agreements and testing the fair values of the intangible assets acquired in connection with business combinations as determined by management, which included (i) evaluating the appropriateness of the valuation techniques, (ii) testing the completeness, mathematical accuracy and relevance of the underlying data in management’s cash flow projections adopted in the income approach, and (iii) evaluating the significant assumptions, including future growth rates and weighted average cost of capital. Evaluating the reasonableness of the future growth rates for the forecast period involved considering the past performance of the acquired businesses as well as economic and industry forecasts. The weighted average cost of capital was evaluated by considering the cost of capital of comparable businesses and other industry factors. Professionals with specialized skill and knowledge were used to assist in evaluating the reasonableness of the future growth rate for terminal value and the weighted average cost of capital used by management.

Fair Value Determination Related to Investments in Privately Held Companies Accounted for Using the Measurement Alternative

As described in Note 2(t) and Note 12 to the consolidated financial statements, the Company’s investments in privately held companies accounted for using the measurement alternative were RMB80,939 million as of March 31, 2020. The Company recorded these investments at cost, less impairment, with subsequent adjustments for observable price changes resulting from orderly transactions for identical or similar investments of the same issuer. The fair value of these investments with observable price changes is determined based on valuation methods using the observable transaction price at the transaction date and other unobservable inputs including volatility, as well as rights and obligations of the securities.

The principal considerations for our determination that performing procedures relating to the fair value determination related to investments in privately held companies accounted for using the measurement alternative is a critical audit matter are that there was significant judgment and estimation by management when determining the fair value of these investments, which in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating audit evidence relating to management’s assessment of whether the observable transaction is orderly and similar to the Company’s investment and management’s determination of the fair value adjustments.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to fair value determination of these investments in privately held companies, including controls over management’s assessment of whether the observable transaction is orderly and similar to the Company’s investment and controls over the determination of the fair value adjustments. These procedures also included, among others, testing the fair value of these investments as determined by management, which included (i) evaluating whether the observable transaction is orderly and similar to the Company’s investment, (ii) testing the completeness, mathematical accuracy and relevance of key underlying data used in the valuation, and (iii) evaluating the unobservable inputs, including volatility as well as rights and obligations of the securities, as used in the valuation. The volatility was evaluated by considering the external market and industry data of comparable businesses. The rights and obligations of the securities were evaluated by reading the investment agreements. Professionals with specialized skill and knowledge were used to assist in evaluating the reasonableness of the volatility used by management as well as the rights and obligations of the securities.

Investment in Ant Small and Micro Financial Services Group Co., Ltd. (“Ant Group”)

As described in Note 4(l) to the consolidated financial statements, following the satisfaction of the closing conditions in September 2019, the Company received the 33% equity interest in Ant Group pursuant to the share and asset purchase agreement (together with all subsequent amendments, the “SAPA”). Under the SAPA, the consideration to acquire the newly issued 33% equity interest in Ant Group was fully funded by concurrent payments from Ant Group to the Company in consideration for certain intellectual property rights and assets that the Company transferred to Ant Group upon the issuance of the equity interest. The Company accounts for its equity interest in Ant Group under the equity method. Upon the receipt of the equity interest in September 2019, the investment was initially measured at cost, with an upward adjustment determined based on the fair value of the Company’s share of Ant Group’s net assets as of the completion date of the transaction. Upon the completion, the Company recorded the 33% equity interest in Ant Group with a carrying value amounting to RMB90.7 billion in investment in equity investees, other cost reimbursement of RMB0.6 billion from Ant Group to the Company pursuant to the SAPA and the deferred tax effect of RMB19.7 billion, with a corresponding gain of RMB71.6 billion recorded in interest and investment income, net in the year ended March 31, 2020. The application of accounting principles related to the measurement of the 33% equity interest in Ant Group and the recognition of the upward adjustment require significant management judgment, which included (i) determination of the contract inception date of the SAPA for the initial measurement of the 33% equity interest in Ant Group and (ii) determination of the accounting treatment for the difference between the Company’s share of the fair value of Ant Group’s net assets acquired and the cost of investment when the former is greater than the latter. Management considered the relevant U.S. GAAP guidance, and focused on the legal enforceability of the agreement, and determined that the contract inception date was in 2014. In the absence of specific guidance and with the diversity in practice, management assessed various views derived from the interpretations of relevant U.S. GAAP and made reference to the relevant guidance of other international accounting framework, and recognized the difference under interest and investment income, net with a corresponding increase to the initial carrying value of the investment in Ant Group.

The principal considerations for our determination that performing procedures relating to the investment in Ant Group is a critical audit matter are that there was significant judgment and estimation by management in applying accounting principles related to the measurement of the 33% equity interest in Ant Group and recognizing the related gain, which in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating audit evidence relating to management’s determination of the contract inception date and the accounting treatment for the difference between the Company’s share of the fair value of Ant Group’s net assets acquired and the cost of investment when the former is greater than the latter.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the measurement of the 33% equity interest in Ant Group, including controls over management’s application of accounting principles related to the measurement of the 33% equity interest in Ant Group and the recognition of the related gain. These procedures also included, among others, testing management’s determination of the contract inception date and the accounting treatment for the difference between the Company’s share of the fair value of Ant Group’s net assets acquired and the cost of investment. Evaluating management’s determination of the contract inception date included (i) evaluating management’s assessment of when the legally enforceable right first exists and (ii) evaluating Ant Group’s obligation and commitment to pursue the regulatory approvals relevant to the transaction. Evaluating the accounting treatment for the difference between the Company’s share of the fair value of Ant Group’s net assets acquired and the cost of investment included obtaining and examining management’s evaluation of the transaction. Professionals with specialized skill and knowledge were used to assist in evaluating the accounting treatment for the difference between the Company’s share of the fair value of Ant Group’s net assets acquired and the cost of investment as determined by management.

/s/ PricewaterhouseCoopers

PricewaterhouseCoopers

Hong Kong, July 9, 2020

We have served as the Company’s auditor since 1999.

ALIBABA GROUP HOLDING LIMITED

CONSOLIDATED INCOME STATEMENTS

		Year ended March 31,
		2018	2019	2020
		RMB	RMB	RMB	US$
					(Note 2(a))
		(in millions, except per share data)
	Notes
Revenue	5, 22	250,266	376,844	509,711	71,985
Cost of revenue	22	(107,044)	(206,929)	(282,367)	(39,878)
Product development expenses	22	(22,754)	(37,435)	(43,080)	(6,085)
Sales and marketing expenses	22	(27,299)	(39,780)	(50,673)	(7,156)
General and administrative expenses	22	(16,241)	(24,889)	(28,197)	(3,982)
Amortization and impairment of intangible assets	16	(7,120)	(10,727)	(13,388)	(1,891)
Impairment of goodwill	17	(494)	—	(576)	(81)
Income from operations		69,314	57,084	91,430	12,912
Interest and investment income, net		30,495	44,106	72,956	10,303
Interest expense		(3,566)	(5,190)	(5,180)	(731)
Other income, net	6, 22	4,160	221	7,439	1,051
Income before income tax and share of results of equity investees		100,403	96,221	166,645	23,535
Income tax expenses	8	(18,199)	(16,553)	(20,562)	(2,904)
Share of results of equity investees	14	(20,792)	566	(5,733)	(810)
Net income		61,412	80,234	140,350	19,821
Net loss attributable to noncontrolling interests		2,681	7,652	9,083	1,283
Net income attributable to Alibaba Group Holding Limited		64,093	87,886	149,433	21,104
Accretion of mezzanine equity		(108)	(286)	(170)	(24)
Net income attributable to ordinary shareholders		63,985	87,600	149,263	21,080
Earnings per share attributable to ordinary shareholders (Note)	10
Basic		3.13	4.24	7.10	1.00
Diluted		3.06	4.17	6.99	0.99
Earnings per ADS attributable to ordinary shareholders (one ADS equals eight ordinary shares)	10
Basic		25.06	33.95	56.82	8.02
Diluted		24.51	33.38	55.93	7.90
Weighted average number of shares used in computing earnings per share (million shares) (Note)	10
Basic		20,425	20,640	21,017
Diluted		20,881	20,988	21,346

Note: Basic and diluted earnings per share and the number of shares for the years ended March 31, 2018 and 2019 have been retrospectively adjusted for the Share Subdivision and the ADS Ratio Change that were effective on July 30, 2019 as detailed in Note 2(a).

The accompanying notes form an integral part of these consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year ended March 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
				(Note 2(a))
	(in millions)
Net income	61,412	80,234	140,350	19,821
Other comprehensive (loss) income:
- Foreign currency translation:
Change in unrealized (losses) gains	(805)	1,068	3,058	432
- Available-for-sale securities:
Change in unrealized gains	769	—	—	—
Reclassification adjustment for losses recorded in net income	57	—	—	—
Tax effect	385	—	—	—
Net change	1,211	—	—	—
- Share of other comprehensive income of equity method investees:
Change in unrealized (losses) gains	(930)	582	(546)	(77)
- Interest rate swaps under hedge accounting and others:
Change in unrealized gains (losses)	143	(295)	(507)	(72)
- Forward exchange contracts under hedge accounting:
Change in unrealized losses	(85)	—	—	—
Other comprehensive (loss) income	(466)	1,355	2,005	283
Total comprehensive income	60,946	81,589	142,355	20,104
Total comprehensive loss attributable to noncontrolling interests	2,215	6,637	8,615	1,217
Total comprehensive income attributable to ordinary shareholders	63,161	88,226	150,970	21,321

The accompanying notes form an integral part of these consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED

CONSOLIDATED BALANCE SHEETS

		As of March 31,
		2019	2020
		RMB	RMB	US$
				(Note 2(a))
		(in millions)
	Notes
Assets
Current assets:
Cash and cash equivalents	2(p)	189,976	330,503	46,676
Short-term investments	2(q)	3,262	28,478	4,022
Restricted cash and escrow receivables	11	8,518	15,479	2,186
Investment securities	12	9,927	4,234	598
Prepayments, receivables and other assets	13	58,590	84,229	11,895
Total current assets		270,273	462,923	65,377
Investment securities	12	157,090	161,329	22,784
Prepayments, receivables and other assets	13	28,018	57,985	8,189
Investments in equity investees	14	84,454	189,632	26,782
Property and equipment, net	15	92,030	103,387	14,601
Intangible assets, net	16	68,276	60,947	8,607
Goodwill	17	264,935	276,782	39,089
Total assets		965,076	1,312,985	185,429

Liabilities, mezzanine equity and shareholders’ equity
Current liabilities:
Current bank borrowings	20	7,356	5,154	728
Current unsecured senior notes	21	15,110	—	—
Income tax payable		17,685	20,190	2,851
Escrow money payable	11	8,250	3,014	426
Accrued expenses, accounts payable and other liabilities	19	117,711	161,536	22,813
Merchant deposits	2(ad)	10,762	13,640	1,926
Deferred revenue and customer advances	18	30,795	38,338	5,415
Total current liabilities		207,669	241,872	34,159
Deferred revenue	18	1,467	2,025	286
Deferred tax liabilities	8	22,517	43,898	6,200
Non-current bank borrowings	20	35,427	39,660	5,601
Non-current unsecured senior notes	21	76,407	80,616	11,385
Other liabilities	19	6,187	25,263	3,567
Total liabilities		349,674	433,334	61,198

The accompanying notes form an integral part of these consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED

CONSOLIDATED BALANCE SHEETS (CONTINUED)

		As of March 31,
		2019	2020
		RMB	RMB	US$
				(Note 2(a))
		(in millions)
	Notes
Commitments and contingencies	24, 25	—	—	—
Mezzanine equity		6,819	9,103	1,286
Shareholders’ equity:
Ordinary shares, US$0.000003125 par value; 32,000,000,000 shares authorized as of March 31, 2019 and 2020; 20,696,476,576 and 21,491,994,944 shares issued and outstanding as of March 31, 2019 and 2020, respectively (Note)		1	1	—
Additional paid-in capital		231,783	343,707	48,541
Treasury shares, at cost	2(ag)	—	—	—
Restructuring reserve		(97)	—	—
Subscription receivables		(49)	(51)	(7)
Statutory reserves	2(ah)	5,068	6,100	861
Accumulated other comprehensive loss
Cumulative translation adjustments		(2,592)	(387)	(55)
Unrealized gains (losses) on interest rate swaps and others		257	(256)	(36)
Retained earnings		257,886	406,287	57,379
Total shareholders’ equity		492,257	755,401	106,683
Noncontrolling interests		116,326	115,147	16,262
Total equity		608,583	870,548	122,945
Total liabilities, mezzanine equity and equity		965,076	1,312,985	185,429

Note: Par value per share and the number of shares as of March 31, 2019 have been retrospectively adjusted for the Share Subdivision and the ADS Ratio Change that were effective on July 30, 2019 as detailed in Note 2(a).

The accompanying notes form an integral part of these consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

								Accumulated other
								comprehensive income (loss)
									Unrealized
									gains (losses) on
									available-for-sale
	Ordinary shares		Additional					Cumulative	securities, interest		Total
	Share		paid-in	Treasury	Restructuring	Subscription	Statutory	translation	rate swaps and	Retained	shareholders’	Noncontrolling	Total
	(Note)	Amount	capital	shares	reserve	receivables	reserves	adjustments	others	earnings	equity	interests	equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(in millions, except share data)
Balance as of April 1, 2017	20,234,913,512	1	164,585	(2,823)	(624)	(63)	4,080	(3,618)	8,703	108,558	278,799	42,330	321,129
Foreign currency translation adjustment	—	—	—	—	—	14	—	24	(366)	—	(328)	(463)	(791)
Net change in unrealized gains on available-for-sale securities	—	—	—	—	—	—	—	—	1,212	—	1,212	(1)	1,211
Share of additional paid-in capital and other comprehensive income of equity method investees	—	—	(525)	—	—	—	—	—	(930)	—	(1,455)	—	(1,455)
Change in fair value of forward exchange contracts under hedge accounting	—	—	—	—	—	—	—	—	(85)	—	(85)	—	(85)
Change in fair value of interest rate swaps under hedge accounting	—	—	—	—	—	—	—	—	143	—	143	—	143
Net income for the year	—	—	—	—	—	—	—	—	—	64,093	64,093	(1,751)	62,342
Acquisition of subsidiaries	—	—	—	—	—	—	—	—	—	—	—	40,087	40,087
Issuance of shares, including exercise of share options and vesting of early exercised options and RSUs, including repayment of related employee loans	340,525,232	—	3,945	—	—	(114)	—	—	—	—	3,831	—	3,831
Transactions with noncontrolling interests	—	—	(186)	—	—	—	—	—	—	—	(186)	(10,513)	(10,699)
Amortization of compensation cost	—	—	19,053	—	—	—	—	—	—	—	19,053	1,039	20,092
Partial disposal of the Company’s shares by Suning.com Co., Ltd.	—	—	—	590	—	—	—	—	—	—	590	—	590
Appropriation to statutory reserves	—	—	—	—	—	—	298	—	—	(298)	—	—	—
Others	—	—	(108)	—	263	—	—	—	—	—	155	(112)	43
Balance as of March 31, 2018	20,575,438,744	1	186,764	(2,233)	(361)	(163)	4,378	(3,594)	8,677	172,353	365,822	70,616	436,438

Note: The number of shares has been retrospectively adjusted for the Share Subdivision and the ADS Ratio Change that were effective on July 30, 2019 as detailed in Note 2(a).

The accompanying notes form an integral part of these consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (CONTINUED)

ar
								Accumulated other
								comprehensive income (loss)
									Unrealized
									gains (losses) on
									available-for-sale
	Ordinary shares		Additional					Cumulative	securities, interest		Total
	Share		paid-in	Treasury	Restructuring	Subscription	Statutory	translation	rate swaps and	Retained	shareholders’	Noncontrolling	Total
	(Note)	Amount	capital	shares	reserve	receivables	reserves	adjustments	others	earnings	equity	interests	equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(in millions, except share data)
Balance as of March 31, 2018	20,575,438,744	1	186,764	(2,233)	(361)	(163)	4,378	(3,594)	8,677	172,353	365,822	70,616	436,438
Cumulative effect of change in accounting principle (Note 2(t))	—	—	—	—	—	—	—	(32)	(8,164)	8,196	—	—	—
Balance as of April 1, 2018	20,575,438,744	1	186,764	(2,233)	(361)	(163)	4,378	(3,626)	513	180,549	365,822	70,616	436,438
Foreign currency translation adjustment	—	—	—	—	—	(12)	—	452	39	—	479	577	1,056
Share of additional paid-in capital and other comprehensive income of equity method investees	—	—	142	—	—	—	—	582	—	—	724	—	724
Change in fair value of interest rate swaps under hedge accounting and others	—	—	—	—	—	—	—	—	(295)	—	(295)	—	(295)
Net income for the year	—	—	—	—	—	—	—	—	—	87,886	87,886	(7,214)	80,672
Acquisition of subsidiaries	—	—	7,515	—	—	—	—	—	—	—	7,515	49,805	57,320
Issuance of shares, including vesting of RSUs and early exercised options and exercise of share options	208,011,512	—	228	—	—	126	—	—	—	—	354	—	354
Repurchase and retirement of ordinary shares	(86,973,680)	—	(1,013)	—	—	—	—	—	—	(9,859)	(10,872)	—	(10,872)
Transactions with noncontrolling interests	—	—	3,412	—	—	—	—	—	—	—	3,412	406	3,818
Amortization of compensation cost	—	—	35,015	—	-	—	—	—	—	—	35,015	2,586	37,601
Disposal of the Company’s shares by Suning.com Co., Ltd.	—	—	—	2,233	—	—	—	—	—	—	2,233	—	2,233
Appropriation to statutory reserves	—	—	—	—	—	—	690	—	—	(690)	—	—	—
Others	—	—	(280)	—	264	—	—	—	—	—	(16)	(450)	(466)
Balance as of March 31, 2019	20,696,476,576	1	231,783	—	(97)	(49)	5,068	(2,592)	257	257,886	492,257	116,326	608,583

Note: The number of shares has been retrospectively adjusted for the Share Subdivision and the ADS Ratio Change that were effective on July 30, 2019 as detailed in Note 2(a).

The accompanying notes form an integral part of these consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (CONTINUED)

ar
								Accumulated other
								comprehensive income (loss)
									Unrealized
									gains (losses) on
	Ordinary shares		Additional					Cumulative	interest		Total
	Share		paid-in	Treasury	Restructuring	Subscription	Statutory	translation	rate swaps and	Retained	shareholders’	Noncontrolling	Total
	(Note)	Amount	capital	shares	reserve	receivables	reserves	adjustments	others	earnings	equity	interests	equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(in millions, except share data)
Balance as of April 1, 2019	20,696,476,576	1	231,783	—	(97)	(49)	5,068	(2,592)	257	257,886	492,257	116,326	608,583
Foreign currency translation adjustment	—	—	—	—	—	(2)	—	2,711	3	—	2,712	344	3,056
Share of additional paid-in capital and other comprehensive income of equity method investees	—	—	(186)	—	—	—	—	(537)	(9)	—	(732)	—	(732)
Change in fair value of interest rate swaps under hedge accounting and others	—	—	—	—	—	—	—	—	(507)	—	(507)	—	(507)
Net income for the year	—	—	—	—	—	—	—	—	—	149,433	149,433	(8,959)	140,474
Acquisition of subsidiaries	14,329,896	—	2,252	—	—	—	—	—	—	—	2,252	(501)	1,751
Issuance of shares, including vesting of RSUs and early exercised options and exercise of share options	206,246,032	—	960	—	—	—	—	—	—	—	960	—	960
Issuance of shares – global offering, net of issuance costs	575,000,000	—	91,112	—	—	—	—	—	—	—	91,112	—	91,112
Repurchase and retirement of ordinary shares	(57,560)	—	—	—	—	—	—	—	—	—	—	—	—
Transactions with noncontrolling interests	—	—	(9,629)	—	—	—	—	—	—	—	(9,629)	4,138	(5,491)
Amortization of compensation cost	—	—	27,584	—	—	—	—	—	—	—	27,584	4,009	31,593
Appropriation to statutory reserves	—	—	—	—	—	—	1,032	—	—	(1,032)	—	—	—
Others	—	—	(169)	—	97	—	—	31	—	—	(41)	(210)	(251)
Balance as of March 31, 2020	21,491,994,944	1	343,707	—	—	(51)	6,100	(387)	(256)	406,287	755,401	115,147	870,548

Note: The number of shares has been retrospectively adjusted for the Share Subdivision and the ADS Ratio Change that were effective on July 30, 2019 as detailed in Note 2(a).

The accompanying notes form an integral part of these consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended March 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
				(Note 2(a))
	(in millions)
Cash flows from operating activities:
Net income	61,412	80,234	140,350	19,821
Adjustments to reconcile net income to net cash provided by operating activities:
Revaluation gain on previously held equity interest	(24,436)	(30,187)	(1,538)	(217)
Gain on disposals of equity investees	(2,971)	(42)	(1)	—
Realized and unrealized (gain) loss related to investment securities	(70)	(16,082)	4,439	627
Change in fair value of other assets and liabilities	1,415	(1,422)	1,661	235
Gain in relation to the receipt of the 33% equity interest in Ant Group (Note 4(l))	—	—	(71,561)	(10,106)
(Gain) Loss on disposals of subsidiaries	(14)	4	(10,042)	(1,418)
Depreciation of property and equipment, and operating lease cost relating to land use rights	8,789	14,962	20,523	2,899
Amortization of intangible assets and licensed copyrights	13,231	22,118	21,904	3,093
Share-based compensation expense	20,075	37,491	31,742	4,483
Impairment of cost method investees, investment securities and other assets	1,816	10,867	13,256	1,872
Impairment of goodwill, intangible assets and licensed copyrights	1,295	2,843	4,104	579
(Gain) Loss on disposals of property and equipment	(95)	55	(24)	(3)
Amortization of restructuring reserve	264	264	97	14
Share of results of equity investees	20,792	(566)	5,733	810
Deferred income taxes	976	(2,197)	(3,443)	(486)
Allowance for doubtful accounts	601	383	1,989	281
Changes in assets and liabilities, net of effects of acquisitions and disposals:
Prepayments, receivables and other assets	(14,765)	(10,185)	(43,386)	(6,128)
Income tax payable	6,610	3,060	2,538	358
Escrow money payable	643	5,197	(5,216)	(737)
Accrued expenses, accounts payable and other liabilities	23,158	24,355	56,690	8,006
Merchant deposits	1,389	1,184	2,878	406
Deferred revenue and customer advances	5,690	8,639	7,914	1,118
Net cash provided by operating activities	125,805	150,975	180,607	25,507
Cash flows from investing activities:
(Increase) Decrease in short-term investments, net	(730)	8,028	(24,907)	(3,518)
Payments for settlement of forward exchange contracts	(582)	(15)	(193)	(27)
Acquisitions of investment securities	(11,872)	(72,472)	(29,944)	(4,229)
Disposals of investment securities	7,223	10,057	18,798	2,655
Acquisitions of equity investees	(53,742)	(11,860)	(24,488)	(3,458)
Disposals of equity investees	6,185	282	78	11
Disposals of intellectual property rights and assets (Note 4(l))	—	—	12,648	1,786
Acquisitions of:
Land use rights and construction in progress relating to office campuses	(4,027)	(3,146)	(7,888)	(1,114)
Other property and equipment	(15,601)	(32,336)	(24,662)	(3,483)
Licensed copyrights and other intangible assets	(10,208)	(14,161)	(12,836)	(1,813)
Cash paid for business combinations, net of cash acquired	(515)	(35,434)	(14,536)	(2,053)
Deconsolidation and disposal of subsidiaries, net of cash proceeds	(27)	(10)	(107)	(15)
Loans to employees, net of repayments	132	7	(35)	(5)
Net cash used in investing activities	(83,764)	(151,060)	(108,072)	(15,263)

The accompanying notes form an integral part of these consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

	Year ended March 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
				(Note 2(a))
	(in millions)
Cash flows from financing activities:
Issuance of ordinary shares	399	354	91,506	12,923
Repurchase of ordinary shares	—	(10,872)	—	—
Acquisition of additional equity interests in non-wholly owned subsidiaries	(13,627)	(1,123)	(15,402)	(2,175)
Payment for settlement of contingent consideration	(770)	—	—	—
Dividends paid by non-wholly owned subsidiaries to noncontrolling interests	(112)	(226)	(278)	(39)
Capital injection from noncontrolling interests	1,124	8,706	11,049	1,560
Proceeds from bank and other borrowings	26,824	12,116	15,788	2,230
Repayment of bank borrowings	(30,414)	(16,347)	(15,943)	(2,252)
Proceeds from unsecured senior notes	45,817	—	—	—
Repayment of unsecured senior notes	(8,602)	—	(15,798)	(2,231)
Upfront fee payment for a revolving credit facility and syndicated loan	(280)	—	(69)	(10)
Net cash provided by (used in) financing activities	20,359	(7,392)	70,853	10,006
Effect of exchange rate changes on cash and cash equivalents, restricted cash and escrow receivables	(6,065)	3,245	4,100	579
Increase (Decrease) in cash and cash equivalents, restricted cash and escrow receivables	56,335	(4,232)	147,488	20,829
Cash and cash equivalents, restricted cash and escrow receivables at beginning of year	146,391	202,726	198,494	28,033
Cash and cash equivalents, restricted cash and escrow receivables at end of year	202,726	198,494	345,982	48,862

The accompanying notes form an integral part of these consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

Supplemental disclosures of cash flow information:

Payment of income tax

Income tax paid was RMB10,058 million, RMB15,713 million and RMB21,474 million for the years ended March 31, 2018, 2019 and 2020, respectively.

Payment of interest

Interest paid was RMB2,884 million, RMB4,972 million and RMB5,066 million for the years ended March 31, 2018, 2019 and 2020, respectively.

Business combinations

	Year ended March 31,
	2018	2019	2020

	(in millions of RMB)
Cash paid for business combinations	(17,300)	(48,206)	(16,022)
Cash acquired in business combinations	16,785	12,772	1,486
	(515)	(35,434)	(14,536)

The accompanying notes form an integral part of these consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020

1.	Organization and principal activities

Alibaba Group Holding Limited (the “Company”) is a limited liability company, which was incorporated in the Cayman Islands on June 28, 1999. The Company is a holding company and conducts its businesses primarily through its subsidiaries. In these consolidated financial statements, where appropriate, the term “Company” also refers to its subsidiaries as a whole. The Company provides the technology infrastructure and marketing reach to help merchants, brands and other businesses to leverage the power of new technology to engage with their users and customers and operate in a more efficient way. SoftBank Group Corp. (together with its subsidiaries, “SoftBank”) is a major shareholder of the Company.

The Company has four operating and reportable segments, namely core commerce, cloud computing, digital media and entertainment, and innovation initiatives and others.

The Company’s core commerce segment is mainly comprised of (i) the retail and wholesale commerce businesses, (ii) the logistics services business and (iii) the consumer services business. Retail commerce businesses in the People’s Republic of China (the “PRC” or “China”) primarily include the mobile commerce destination (“Taobao Marketplace”) and the third-party online and mobile commerce platform for brands and retailers (“Tmall”). Retail commerce businesses – cross-border and global include the e-commerce platform in Southeast Asia operated by Lazada (Note 4(a)), the global retail marketplace enabling consumers from around the world to buy directly from manufacturers and distributors in China and around the world (“AliExpress”), the import e-commerce platform that allows overseas brands and retailers to reach Chinese consumers (“Tmall Global”) and Kaola (Note 4(b)), an import e-commerce platform in China. Wholesale commerce businesses in China include the integrated domestic wholesale marketplace (“1688.com”). Wholesale commerce businesses – cross-border and global include the integrated international online wholesale marketplace (“Alibaba.com”). Logistics services business includes a logistics data platform and global fulfillment network operated by Cainiao Network (Note 4(g)). Consumer services business includes the on-demand delivery and local services platform operated by Ele.me (Note 4(d)) and the restaurant and local services guide platform for in-store consumption operated by Koubei (Note 4(d)).

The Company’s cloud computing segment is comprised of Alibaba Cloud, which offers a complete suite of cloud services including elastic computing, database, storage, network virtualization services, large scale computing, security, management and application services, big data analytics, a machine learning platform and Internet of Things (“IoT”) services.

The Company’s digital media and entertainment segment leverages the Company’s deep data insights to serve the broader interests of consumers through the Company’s key distribution platform, Youku, and through Alibaba Pictures (Note 4(c)) and the Company’s other diverse content platforms that provide online videos, films, live events, news feeds, literature and music, among other areas.

The Company’s innovation initiatives and others segment includes businesses such as Amap, DingTalk, Tmall Genie and others.

Prior to September 2019, the Company had a profit sharing arrangement with Ant Small and Micro Financial Services Group Co., Ltd. (together with its subsidiaries including Alipay.com Co., Ltd. (“Alipay”), “Ant Group”, formerly known as Ant Financial). Ant Group provides payment services and offers financial services for consumers and merchants on the Company’s platforms. In September 2019, the Company received a 33% equity interest in Ant Group and the profit sharing arrangement with Ant Group was terminated (Note 4(l)).

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020

1.	Organization and principal activities (Continued)

The Company’s American depositary shares (“ADSs”) have been listed on the New York Stock Exchange (“NYSE”) under the symbol of “BABA”. On November 26, 2019, the Company completed its global offering and the Company’s shares have been listed on the Hong Kong Stock Exchange (“HKSE”) under the code “9988”. The Company issued 575,000,000 ordinary shares, including 75,000,000 ordinary shares under an over-allotment option, at Hong Kong Dollar (“HK$”)176 per share. Net proceeds raised by the Company from the global offering after deducting underwriting discounts and commissions and other offering expenses amounted to Renminbi (“RMB”)90,442 million.

2.	Summary of significant accounting policies

(a)   Basis of presentation

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Effective on July 30, 2019, the Company subdivided each of its issued and unissued ordinary shares into eight ordinary shares (the “Share Subdivision”). Following the Share Subdivision, the Company’s authorized share capital became US$100,000 divided into 32,000,000,000 ordinary shares of par value US$0.000003125 per share. The number of issued and unissued ordinary shares as disclosed elsewhere in these consolidated financial statements are presented on a basis after taking into account the effects of the Share Subdivision and have been retrospectively adjusted, where applicable.

Simultaneously with the Share Subdivision, the change in ratio of the Company’s ADS to ordinary share (the “ADS Ratio Change”) also became effective. Following the ADS Ratio Change, each ADS now represents eight ordinary shares. Previously, each ADS represented one ordinary share. Given that the ADS Ratio Change was exactly proportionate to the Share Subdivision, no new ADSs were issued to any ADS holder and the total number of the Company’s outstanding ADSs remains unchanged immediately after the Share Subdivision and the ADS Ratio Change became effective.

Translations of balances in the consolidated balance sheet, consolidated income statement, consolidated statement of comprehensive income and consolidated statement of cash flows from RMB into the United States Dollar (“US$”) as of and for the year ended March 31, 2020 are solely for the convenience of the readers and are calculated at the rate of US$1.00=RMB7.0808, representing the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on March 31, 2020. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at this rate, or at any other rate.

(b)   Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. As of March 31, 2020, the Company considered the economic implications of the COVID-19 pandemic on its significant judgments and estimates. Given the impact and other unforeseen effects on the global economy from the COVID-19 pandemic, these estimates required increased judgment, and actual results could differ from these estimates.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020

2.	Summary of significant accounting policies (Continued)

(c)   Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries, which include the PRC-registered entities directly or indirectly wholly owned by the Company (“WFOEs”) and variable interest entities (“VIEs”) over which the Company is the primary beneficiary. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation. The results of subsidiaries acquired or disposed of are recorded in the consolidated income statements from the effective date of acquisition or up to the effective date of disposal, as appropriate.

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

Due to legal restrictions on foreign ownership and investment in, among other areas, value-added telecommunications services, which include the operations of Internet content providers, the Company operates its Internet and other businesses in which foreign investment is restricted or prohibited in the PRC through certain PRC domestic companies. The equity interests of these PRC domestic companies are held by PRC citizens or by PRC entities owned and/or controlled by PRC citizens. Specifically, these PRC domestic companies that are material to the Company’s business are Zhejiang Taobao Network Co., Ltd., Zhejiang Tmall Network Co., Ltd., Alibaba Cloud Computing Ltd. and Youku Information Technology (Beijing) Co., Ltd. The registered capital of these PRC domestic companies was funded by the Company through loans extended to the equity holders of these PRC domestic companies.

The Company has entered into certain exclusive technical services agreements with these PRC domestic companies, which entitle it to receive a majority of their residual returns and make it obligatory for the Company to absorb a majority of the risk of losses from their activities. In addition, the Company has entered into certain agreements with the equity holders of these PRC domestic companies, including loan agreements that require them to contribute registered capital to those PRC domestic companies, exclusive call option agreements to acquire the equity interests in these companies when permitted by the PRC laws, rules and regulations, equity pledge agreements of the equity interests held by those equity holders, and proxy agreements that irrevocably authorize individuals designated by the Company to exercise the equity owner’s rights over these PRC domestic companies.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020

2.	Summary of significant accounting policies (Continued)

(c)   Consolidation (Continued)

Details of the typical structure of the Company’s significant VIEs are set forth below:

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

Exclusive call option agreements

The equity holders of the VIEs have granted the WFOEs exclusive call options to purchase their equity interest in the VIEs at an exercise price equal to the higher of (i) the paid-in registered capital in the VIEs; and (ii) the minimum price as permitted by applicable PRC laws. Each relevant VIE has further granted the relevant WFOE an exclusive call option to purchase its assets at an exercise price equal to the book value of the assets or the minimum price as permitted by applicable PRC laws, whichever is higher. Certain VIEs and their equity holders will also jointly grant the WFOEs (A) exclusive call options to request the VIEs to decrease their registered capital at an exercise price equal to the higher of (i) the paid-in registered capital in the VIEs and (ii) the minimum price as permitted by applicable PRC laws (the “Capital Decrease Price”), and (B) exclusive call options to subscribe for the increased capital of the VIEs at a price equal to the sum of the Capital Decrease Price and the unpaid registered capital, if applicable, as of the capital decrease. The WFOEs may nominate another entity or individual to purchase the equity interest or assets, or to subscribe for the increased capital, if applicable, under the call options. Execution of each call option shall not violate the applicable PRC laws, rules and regulations. Each equity holder of the VIE has agreed that the following amounts, to the extent in excess of the original registered capital that they contributed to the VIE (after deduction of relevant tax expenses), belong to and shall be paid to the WFOEs: (i) proceeds from the transfer of its equity interests in the VIE, (ii) proceeds received in connection with a capital decrease in the VIE, and (iii) distributions or liquidation residuals from the disposal of its equity interests in the VIE upon termination or liquidation. Moreover, any profits, distributions or dividends (after deduction of relevant tax expenses) received by the VIEs also belong to and shall be paid to the WFOEs. The exclusive call option agreements remain in effect until the equity interest or assets that are the subject of these agreements are transferred to the WFOEs.

Proxy agreements

Pursuant to the relevant proxy agreements, the equity holders of the VIEs irrevocably authorize any person designated by the WFOEs to exercise their rights as the equity holders of the VIEs, including without limitation the right to vote and appoint directors.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020

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

Other arrangements

The exclusive call option agreements described above also entitle the WFOEs to all profits, distributions or dividends (after deduction of relevant tax expenses) to be received by the VIEs, and the following amounts, to the extent in excess of the original registered capital that they contributed to the VIEs (after deduction of relevant tax expenses) to be received by each equity holder of the VIEs: (i) proceeds from the transfer of its equity interests in the VIEs, (ii) proceeds received in connection with a capital decrease in the VIEs, and (iii) distributions or liquidation residuals from the disposal of its equity interests in the VIEs upon termination or liquidation.

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

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020

2.	Summary of significant accounting policies (Continued)

(c)   Consolidation (Continued)

The following financial information of the VIEs in the PRC was recorded in the accompanying consolidated financial statements:

	As of March 31,
	2019	2020

	(in millions of RMB)
Cash and cash equivalents and short-term investments	15,019	16,862
Investments in equity investees and investment securities	28,230	28,071
Accounts receivable, net of allowance	9,540	14,130
Amounts due from non-VIE subsidiaries of the Company	6,398	18,110
Prepayment for licensed copyrights	2,633	2,828
Property and equipment and intangible assets	6,161	6,573
Others	5,992	10,474
Total assets	73,973	97,048

Amounts due to non-VIE subsidiaries of the Company	60,273	76,101
Accruals for purchase of licensed copyrights	3,498	3,327
Accrued expenses, accounts payable and other liabilities	15,042	23,190
Deferred revenue and customer advances	7,213	10,518
Total liabilities	86,026	113,136

	Year ended March 31,
	2018	2019	2020

	(in millions of RMB)
Revenue (i)	32,898	66,674	81,742
Net loss	(6,167)	(7,063)	(1,757)
Net cash provided by (used in) operating activities	5,547	4,163	(253)
Net cash used in investing activities	(20,366)	(8,503)	(7,289)
Net cash provided by financing activities	14,286	12,373	9,887

(i)	Revenue generated by the VIEs are primarily from cloud computing services, digital media and entertainment services, local consumer services and others.

The VIEs did not have any material related party transactions except for the related party transactions which are disclosed in Note 22 or elsewhere in these consolidated financial statements, and those transactions with other subsidiaries that are not VIEs, which were eliminated upon consolidation.

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
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020

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

Unrecognized revenue-producing assets held by the VIEs include certain Internet content provision and other licenses, domain names and trademarks. The Internet content provision and other licenses are required under relevant PRC laws, rules and regulations for the operation of Internet businesses in the PRC, and therefore are integral to the Company’s operations. The Internet content provision licenses require that core PRC trademark registrations and domain names are held by the VIEs that provide the relevant services.

(d)  Business combinations and noncontrolling interests

The Company accounts for its business combinations using the acquisition method of accounting in accordance with Accounting Standards Codification (“ASC”) 805 “Business Combinations.” The cost of an acquisition is measured as the aggregate of the acquisition date fair value of the assets transferred to the sellers, liabilities incurred by the Company and equity instruments issued by the Company. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets acquired and liabilities assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total costs of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated income statements. During the measurement period, which can be up to one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Subsequent to the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any further adjustments are recorded in the consolidated income statements.

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

For the Company’s non-wholly owned subsidiaries, a noncontrolling interest is recognized to reflect the portion of equity that is not attributable, directly or indirectly, to the Company. When the noncontrolling interest is contingently redeemable upon the occurrence of a conditional event, which is not solely within the control of the Company, the noncontrolling interest is classified as mezzanine equity. The Company accretes changes in the redemption value over the period from the date that it becomes probable that the mezzanine equity will become redeemable to the earliest redemption date using the effective interest method. Consolidated net income in the consolidated income statements includes net income (loss) attributable to noncontrolling interests and mezzanine equity holders when applicable.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020

2.	Summary of significant accounting policies (Continued)

(d)  Business combinations and noncontrolling interests (Continued)

Net loss attributable to mezzanine equity holders is included in net loss attributable to noncontrolling interests in the consolidated income statements, while it is excluded from the consolidated statements of changes in shareholders’ equity. During the years ended March 31, 2018, 2019 and 2020, net loss attributable to mezzanine equity holders amounted to RMB930 million, RMB438 million and RMB124 million, respectively. The cumulative results of operations attributable to noncontrolling interests, along with adjustments for share-based compensation expense arising from outstanding share-based awards relating to subsidiaries’ shares, are also recorded as noncontrolling interests on the Company’s consolidated balance sheets. Cash flows related to transactions with noncontrolling interests are presented under financing activities in the consolidated statements of cash flows.

(e)  Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker (the “CODM”), which is comprised of certain members of the Company’s management team. The Company had four operating and reportable segments during the periods presented as set out in Notes 1 and 26.

(f)  Foreign currency translation

The functional currency of the Company is US$. The Company’s subsidiaries with operations in mainland China, the Hong Kong Special Administrative Region of the PRC (“Hong Kong” or “Hong Kong S.A.R.”), the United States and other jurisdictions generally use their respective local currencies as their functional currencies. The reporting currency of the Company is RMB as the major operations of the Company are within the PRC. The financial statements of the Company’s subsidiaries, other than the subsidiaries with the functional currency of RMB, are translated into RMB using the exchange rate as of the balance sheet date for assets and liabilities and the average daily exchange rate for each month for income and expense items. Translation gains and losses are recorded in accumulated other comprehensive income or loss as a component of shareholders’ equity.

In the financial statements of the Company’s subsidiaries, transactions in currencies other than the functional currency are measured and recorded in the functional currency using the exchange rate in effect at the date of the transaction. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the functional currency are translated into the functional currency using the exchange rate at the balance sheet date. All gains and losses arising from foreign currency transactions are recorded in the consolidated income statements during the year in which they occur.

(g)  Revenue recognition

In April 2018, the Company adopted Accounting Standards Update (“ASU”) 2014-09, “Revenue from Contracts with Customers (Topic 606),” including related amendments and implementation guidance within ASU 2015-14, ASU 2016-08, ASU 2016-10, ASU 2016-12 and ASU 2016-20 (collectively, including ASU 2014-09, “ASC 606”), issued by the Financial Accounting Standards Board (“FASB”).

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

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020

2.	Summary of significant accounting policies (Continued)

(g)   Revenue recognition (Continued)

Results for reporting periods beginning on April 1, 2018 are presented under ASC 606, while prior period amounts have not been adjusted and continue to be reported in accordance with ASC 605. The impact of adopting the new revenue standard was not material to the consolidated financial statements and there was no adjustment to the beginning retained earnings on April 1, 2018.

Revenue is principally comprised of customer management revenue, commissions on transactions, membership fees, logistics services revenue, cloud computing services revenue, sales of goods and other revenue. Revenue represents the amount of consideration the Company is entitled to upon the transfer of promised goods or services in the ordinary course of the Company’s activities and is recorded net of value-added tax (“VAT”). Consistent with the criteria of ASC 606 “Revenue from Contracts with Customers,” the Company recognizes revenue when performance obligations are satisfied by transferring control of a promised good or service to a customer. For performance obligations that are satisfied at a point in time, the Company also considers the following indicators to assess whether control of a promised good or service is transferred to the customer: (i) right to payment, (ii) legal title, (iii) physical possession, (iv) significant risks and rewards of ownership and (v) acceptance of the good or service. For performance obligations satisfied over time, the Company recognizes revenue over time by measuring the progress toward complete satisfaction of a performance obligation.

For revenue arrangements with multiple distinct performance obligations such as the sale of proprietary cloud services packages, which include hardware, software license, software installation service, and maintenance service, each distinct performance obligation is separately accounted for and the total consideration is allocated to each performance obligation based on the relative standalone selling price at contract inception.

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

When services are exchanged or swapped for other services, revenue is recognized based on the estimated standalone selling price of services promised to customer if the fair value of the services received cannot be reasonably estimated. The amount of revenue recognized for barter transactions was not material for each of the periods presented.

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

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020

2.	Summary of significant accounting policies (Continued)

(g)   Revenue recognition (Continued)

Revenue recognition policies by type are as follows:

(i)	Customer management revenue

Within the core commerce segment, the Company provides the following customer management services to merchants on the Company’s retail and wholesale marketplaces and certain third-party marketing affiliates’ websites:

Pay-for-performance (“P4P”) marketing services

P4P marketing services allow merchants to bid for keywords that match product or service listings appearing in search results on the Company’s marketplaces. Merchants bid for keywords through an online auction system. The positioning of the listings and the price for the positioning are determined through an online auction system, which facilitates price discovery through a market-based mechanism. In general, merchants prepay for P4P marketing services and the related revenue is recognized when a user clicks their product or service listings as this is the point of time when the merchants benefit from the marketing services rendered.

In-feed marketing services

In-feed marketing services allow merchants to bid to market to groups of consumers with similar profiles that match product or service listings appearing in browser results on the Company’s marketplaces. Merchants bid for groups of consumers with similar profiles through an online auction system. The positioning of the listings and the price for the positioning are determined through an online auction system, which facilitates price discovery through a market-based mechanism. In general, merchants prepay for in-feed marketing services and the related revenue is recognized when a user clicks their product or service listings as this is the point of time when the merchants benefit from the marketing services rendered.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020

2.	Summary of significant accounting policies (Continued)

(g)   Revenue recognition (Continued)

Display marketing services

Display marketing services allow merchants to place advertisements on the Company’s marketplaces, at fixed prices or prices established by a market-based bidding system and in particular formats. In general, merchants need to prepay for display marketing which is accounted for as customer advances and revenue is recognized either ratably over the period in which the advertisement is displayed as the merchants simultaneously consume the benefits as the advertisement is displayed or when an advertisement is viewed by users, depending on the type of marketing services selected by the merchants.

The Company also places P4P marketing services content and display marketing content through the third-party marketing affiliate program. A substantial portion of customer management revenue generated through the third-party marketing affiliate program represented P4P marketing services revenue. In delivery of these customer management services, the Company, through the third-party marketing affiliate program, places the P4P marketing services content of the participating merchants on third-party online resources in the forms of picture or text links through contextual relevance technology to match merchants’ marketing content to the textual content of the third-party online resources and the users’ attributes based on the Company’s systems and algorithms. When the links on third-party online resources are clicked, users are diverted to a landing page of the Company’s marketplaces where listings of the participating merchant as well as similar products or services of other merchants are presented. In limited cases, the Company may embed a search box for one of its marketplaces on the third-party online resources, and when a keyword is input into the search box, the user will be diverted to the Company’s marketplaces where search results are presented. Revenue is recognized when the users further click on the P4P marketing content on the landing pages. The Company places display marketing content on third-party online resources in a similar manner. In general, merchants need to prepay for display marketing which is accounted for as customer advances and revenue is recognized ratably over the period in which the advertisement is displayed as merchants simultaneously consume the benefits as the advertisement is displayed.

P4P marketing services revenue, in-feed marketing services revenue, as well as display marketing revenue generated on the Company’s marketplaces or through the third-party marketing affiliate program are recorded on a gross basis when the Company is the principal to the merchants in the arrangements. For third-party marketing affiliates with whom the Company has an arrangement to share the revenue, traffic acquisition cost is also recognized at the same time if the P4P marketing content on the landing page clicked by the users is from merchants participating in the third-party marketing affiliate program.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020

2.	Summary of significant accounting policies (Continued)

(g)   Revenue recognition (Continued)

Taobaoke services

In addition, the Company offers the Taobaoke program which generates commissions from merchants for transactions completed by consumers sourced from certain third-party marketing affiliates’ websites and mobile apps. The commission rates on Taobaoke are set by the merchants. The Company’s portion of commission revenue is recognized at the time when the underlying transaction is completed and is recorded on a net basis principally because the Company is not the principal as it does not have latitude in establishing prices or does not have inventory risk. In certain occasions where the Company is the principal of the arrangement (such as arrangements where the Company is obligated to pay for website inventory costs in fixed amounts to third-party marketing affiliates regardless of whether commission revenue is generated from these marketing affiliates), the commission revenue is recorded on a gross basis.

Within the digital media and entertainment segment, the Company offers P4P marketing services to merchants and marketers on websites and mobile media operated by UCWeb. Revenue is recognized when a user clicks their product or service listings as this is the point of time when the merchants benefit from the marketing services rendered. In addition, marketers can also place advertisements on websites and mobile media operated by UCWeb and Youku’s platforms in different formats, including video, banners, links, logos and buttons. Revenue is recognized ratably over the period in which the advertisement is displayed as the merchants simultaneously consume the benefits as the advertisement is displayed or when an advertisement is clicked or viewed by users, depending on the type of marketing services selected by the merchants.

(ii)	Commissions on transactions

The Company earns commissions from merchants when transactions are completed on Tmall and certain other retail marketplaces of the Company. The commissions are generally determined as a percentage based on the value of merchandise being sold by the merchants. The commission revenue includes merchant deposits that are expected to be non-refundable and is accounted for as variable consideration (Note 2(ad)). The variable consideration is estimated at contract inception and updated at the end of each reporting period if additional information becomes available. Revenue related to commissions is recognized in the consolidated income statements based on the expected value when the performance obligation is satisfied. Changes to the estimated variable consideration were not material for each of the periods presented.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020

2.	Summary of significant accounting policies (Continued)

(g)   Revenue recognition (Continued)

(iii)	Membership fees

The Company earns membership fees revenue from wholesale sellers in respect of the sale of membership packages and subscriptions that allow them to host premium storefronts on the Company’s wholesale marketplaces, as well as the provision of other value-added services, and from customers in respect of the sale of membership packages which allow them to access premium content on Youku’s paid content platforms. These service fees are paid in advance for a specific contracted service period. All these fees are initially deferred as deferred revenue and customer advances when received and revenue is recognized ratably over the term of the respective service contracts as the services are provided.

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

Revenue from the sales of goods is mainly generated from Freshippo, a unique proprietary grocery retail format and new retail pathfinder in the fast-moving consumer goods category, Tmall Supermarket, direct import, Lazada and Intime. Revenue from the sales of goods is recognized when the control over the promised goods is transferred to customers. Receipts of fees in respect of all other incidental goods or services provided by the Company that are distinct performance obligations are recognized when the control of the underlying goods or services is transferred to the customers. The amounts relating to these incidental services are not material to the Company’s total revenue for each of the periods presented.

(h)  Cost of revenue

Cost of revenue consists primarily of cost of inventories, logistics costs, expenses associated with the operation of the Company’s mobile platforms and websites (such as depreciation and maintenance expenses for servers and computers, call centers and other equipment, and bandwidth and co-location fees), staff costs and share-based compensation expense, content costs, traffic acquisition costs, payment processing fees and other related incidental expenses that are directly attributable to the Company’s principal operations.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020

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

The Company expenses all costs that are incurred in connection with the planning and implementation phases of development and costs that are associated with repair or maintenance of the existing websites or the development of software and website content. Costs incurred in the development phase are capitalized and amortized over the estimated product life. However, since the inception of the Company, the amount of costs qualified for capitalization has been insignificant. As a result, all website and software development costs have been expensed as incurred.

(j)   Sales and marketing expenses

Sales and marketing expenses consist primarily of online and offline advertising expenses, promotion expenses, staff costs and share-based compensation expense, sales commissions and other related incidental expenses that are incurred directly to attract or retain consumers and merchants.

The Company expenses the costs of producing advertisements at the time production occurs, and expenses the costs of delivering advertisements in the period in which the advertising space or airtime is used. Advertising and promotional expenses totaled RMB16,814 million, RMB22,013 million and RMB30,949 million during the years ended March 31, 2018, 2019 and 2020, respectively.

(k)  Share-based compensation

Share-based awards granted are measured at fair value on grant date and share-based compensation expense is recognized (i) immediately at the grant date if no vesting conditions are required, or (ii) using the accelerated attribution method, net of estimated forfeitures, over the requisite service period. The fair values of restricted share units (“RSUs”) and restricted shares are determined with reference to the fair value of the underlying shares and the fair value of share options is generally determined using the Black-Scholes valuation model. The value is recognized as an expense over the respective service period, net of estimated forfeitures. Share-based compensation expense, when recognized, is charged to the consolidated income statements with the corresponding entry to additional paid-in capital, liability or noncontrolling interests as disclosed in Note 2(d).

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

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020

2.	Summary of significant accounting policies (Continued)

(k)  Share-based compensation (Continued)

In April 2019, the Company adopted ASU 2018-07, “Compensation – Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting”, which expands the scope of ASC 718 to include share-based payment transactions for acquiring goods and services from non-employees. The amendments specify that ASC 718 applies to all share-based payment transactions in which a grantor acquires goods or services to be used or consumed in a grantor’s own operations by issuing share-based payment awards. Upon the adoption of this guidance, the Company no longer re-measures equity-classified share-based awards granted to consultants or non-employees at each reporting date through the vesting date and the accounting for these share-based awards to consultants or non-employees and employees will be substantially aligned. The adoption of this guidance did not have a material impact on the Company’s financial position, results of operations and cash flows. The consolidated financial statements for the years ended March 31, 2018 and 2019 were not retrospectively adjusted.

(l)  Other employee benefits

The Company’s subsidiaries in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain retirement, medical and other welfare benefits are provided to employees. The relevant labor regulations require the Company’s subsidiaries in the PRC to pay the local labor and social welfare authorities monthly contributions based on the applicable benchmarks and rates stipulated by the local government. The relevant local labor and social welfare authorities are responsible for meeting all retirement benefits obligations and the Company’s subsidiaries in the PRC have no further commitments beyond their monthly contributions. The contributions to the plan are expensed as incurred. During the years ended March 31, 2018, 2019 and 2020, contributions to the plan amounting to RMB3,587 million, RMB5,608 million and RMB6,317 million, respectively, were charged to the consolidated income statements.

The Company also makes payments to other defined contribution plans and defined benefit plans for the benefit of employees employed by subsidiaries outside of the PRC. Amounts contributed during the years ended March 31, 2018, 2019 and 2020 were insignificant.

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

Deferred taxes are recognized on the undistributed earnings of subsidiaries, which are presumed to be transferred to the parent company and are subject to withholding taxes, unless there is sufficient evidence to show that the subsidiary has invested or will invest the undistributed earnings indefinitely or that the earnings will be remitted in a tax-free liquidation. Deferred taxes are also recognized in relation to certain equity investees and investment securities.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020

2.	Summary of significant accounting policies (Continued)

(m) Income taxes (Continued)

The Company adopts ASC 740 “Income Taxes” which prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures. The Company did not have significant unrecognized uncertain tax positions or any unrecognized liabilities, interest or penalties associated with unrecognized tax benefit as of and for the years ended March 31, 2018, 2019 and 2020.

(n)  Government grants

Government grants are recognized as income in other income, net or as a reduction of specific costs and expenses for which the grants are intended to compensate. Such amounts are recognized in the consolidated income statements upon receipt and when all conditions attached to the grants are fulfilled.

(o)  Leases

In April 2019, the Company adopted ASU 2016-02, “Leases (Topic 842)”, including certain transitional guidance and subsequent amendments within ASU 2018-01, ASU 2018-10, ASU 2018-11, ASU 2018-20 and ASU 2019-01 (collectively, including ASU 2016-02, “ASC 842”).

ASC 842 supersedes the lease requirements in ASC 840 “Leases”, and generally requires lessees to recognize operating and finance lease liabilities and corresponding right-of-use assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from leasing arrangements. Leases that transfer substantially all of the benefits and risks incidental to the ownership of assets are accounted for as finance leases as if there was an acquisition of an asset and incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases. The Company has no significant finance leases.

The Company adopted the new lease standard using the modified retrospective method by applying the new lease standard to all leases existing as of April 1, 2019, the date of initial application, and no adjustments were made to the comparative periods. Upon the initial application of ASC 842 on April 1, 2019, land use rights, net with a total carrying amount of RMB6,419 million were identified as operating lease right-of-use assets (Note 13). Such amount is included in the opening balance of operating lease right-of-use assets as of April 1, 2019 with no adjustments made to the comparative periods.

The Company elected the package of practical expedients permitted under the transition guidance, which allowed the Company to carry forward previous lease classification, the assessment on whether a contract was or contained a lease, and the initial direct costs for any leases that existed prior to April 1, 2019. Adoption of the new standard resulted in the recognition of operating lease right-of-use assets of approximately RMB24.9 billion and operating lease liabilities of approximately RMB19.4 billion on the consolidated balance sheet as of April 1, 2019. The adoption of the new lease standard does not have any significant impact on the consolidated statements of comprehensive income and cash flows and there was no adjustment to the beginning retained earnings on April 1, 2019.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020

2.	Summary of significant accounting policies (Continued)

(o)  Leases (Continued)

Under ASC 842, the Company determines if an arrangement is a lease at inception. Operating lease right-of-use assets are included in non-current prepayments, receivables and other assets (Note 13), and operating lease liabilities are included in current accrued expenses, accounts payable and other liabilities and other non-current liabilities (Note 19) on the consolidated balance sheets. Operating lease right-of-use assets and operating lease liabilities are initially recognized based on the present value of future lease payments at lease commencement. The operating lease right-of-use asset also includes any lease payments made prior to lease commencement and the initial direct costs incurred by the lessee and is recorded net of any lease incentives received. As the interest rates implicit in most of the leases are not readily determinable, the Company uses the incremental borrowing rates based on the information available at lease commencement to determine the present value of the future lease payments. Operating lease expenses are recognized on a straight-line basis over the term of the lease.

The Company elected to combine the lease and non-lease components for leases of certain asset classes such as shops and malls and equipment leases. Lease and non-lease components for leases of other asset classes are accounted for separately. The Company also elected not to recognize short-term leases with an initial lease term of twelve months or less.

(p)  Cash and cash equivalents

The Company considers all short-term, highly liquid investments with an original maturity of three months or less, when purchased, to be cash equivalents. Cash and cash equivalents primarily represent bank deposits, fixed deposits with maturities of less than three months and investments in money market funds.

(q)  Short-term investments

Short-term investments consist primarily of investments in fixed deposits with maturities between three months and one year and investments in money market funds or other investments that the Company has the intention to redeem within one year. As of March 31, 2019 and 2020, the investments in fixed deposits that were recorded as short-term investments amounted to RMB961 million and RMB19,147 million, respectively.

(r)   Accounts receivable

Accounts receivable represents the amounts that the Company has an unconditional right to consideration. The Company maintains an allowance for doubtful accounts to reserve for potentially uncollectible receivable amounts. The allowance for doubtful accounts is estimated based upon the Company’s assessment of various factors including historical experience, the age of the accounts receivable balances, current economic conditions and other factors that may affect the customers’ ability to pay.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020

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

(t)   Investment securities

Investment securities represent the Company’s investments in equity securities that are not accounted for under the equity method, as well as other investments which primarily consist of debt investments.

(i)	Equity securities

Equity securities not accounted for using the equity method are carried at fair value with unrealized gains and losses recorded in the consolidated income statements, according to ASC 321 “Investments — Equity Securities”. The Company elected to record a majority of equity investments in privately held companies using the measurement alternative at cost, less impairment, with subsequent adjustments for observable price changes resulting from orderly transactions for identical or similar investments of the same issuer.

Equity investments in privately held companies accounted for using the measurement alternative are subject to periodic impairment reviews. The Company’s impairment analysis considers both qualitative and quantitative factors that may have a significant effect on the fair value of these equity securities, including consideration of the impact of the COVID-19 pandemic.

In computing realized gains and losses on equity securities, the Company determines cost based on amounts paid using the average cost method. Dividend income is recognized when the right to receive the payment is established.

Prior to the adoption of ASU 2016-01, “Financial Instruments — Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities”, equity securities that have readily determinable fair values and were not accounted for using the equity method were classified as available-for-sale, and were carried at fair value with unrealized gains and losses recorded in accumulated other comprehensive income (loss) as a component of shareholders’ equity. In addition, the cost method was used to account for certain equity investments in privately held companies that were not accounted for using the equity method. Upon the adoption of ASU 2016-01 in April 2018, the Company carries these equity securities at fair value with unrealized gains and losses recorded in the consolidated income statements. Unrealized gains recorded in accumulated other comprehensive income as of March 31, 2018 related to equity securities previously classified as available-for-sale, in the amount of RMB8,196 million, net of tax, were reclassified into retained earnings as of April 1, 2018.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020

2.	Summary of significant accounting policies (Continued)

(t)   Investment securities (Continued)

(ii)	Debt investments

Debt investments are generally stated at amortized cost. The maturities of these debt investments generally range from one to ten years. In addition, the Company has elected the fair value option for certain investments including convertible and exchangeable bonds subscribed. The fair value option permits the irrevocable election on an instrument-by-instrument basis at initial recognition or upon an event that gives rise to a new basis of accounting for that instrument. The investments accounted for under the fair value option are carried at fair value with unrealized gains and losses recorded in the consolidated income statements. Interest income from debt investments is recognized using the effective interest method which is reviewed and adjusted periodically based on changes in estimated cash flows.

(u)  Investments in equity investees

The Company applies the equity method to account for equity investments in common stock or in-substance common stock, according to ASC 323 “Investments — Equity Method and Joint Ventures”, over which it has significant influence but does not own a controlling financial interest, unless the fair value option is elected for an investment.

An investment in in-substance common stock is an investment in an entity that has risk and reward characteristics that are substantially similar to that entity’s common stock. The Company considers subordination, risks and rewards of ownership and obligation to transfer value when determining whether an investment in an entity is substantially similar to an investment in that entity’s common stock.

Under the equity method, the Company’s share of the post-acquisition profits or losses of the equity investee is recognized in the consolidated income statements and its share of post-acquisition movements in accumulated other comprehensive income is recognized in other comprehensive income. The Company records its share of the results of the equity investees on a one quarter in arrears basis. The excess of the carrying amount of the investment over the underlying equity in net assets of the equity investee generally represents goodwill and intangible assets acquired. When the Company’s share of losses of the equity investee equals or exceeds its interest in the equity investee, the Company does not recognize further losses, unless the Company has incurred obligations or made payments or guarantees on behalf of the equity investee.

The Company continually reviews its investments in equity investees to determine whether a decline in fair value below the carrying value is other-than-temporary. The primary factors the Company considers in its determination include the financial condition, operating performance and the prospects of the equity investee; other company specific information such as recent financing rounds; the geographic region, market and industry in which the equity investee operates, including consideration of the impact of the COVID-19 pandemic; and the length of time that the fair value of the investment is below its carrying value. If the decline in fair value is deemed to be other-than-temporary, the carrying value of the equity investee is written down to fair value.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020

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

(w)  Land use rights

Land use rights represent lease prepayments to the local government authorities. Prior to the initial application of ASC 842 on April 1, 2019, land use rights were carried at cost less accumulated amortization and any impairment loss. The cost of lease prepayments is amortized on a straight-line basis over a period of 30 – 50 years. As of March 31, 2019, land use rights were presented under prepayments, receivables and other assets (Note 13) on the consolidated balance sheet.

Upon the adoption of ASC 842 (Note 2(o)), land use rights, net with a total carrying amount of RMB6,419 million (Note 13) were identified as operating lease right-of-use assets. Such amount is included in the opening balance of operating lease right-of-use assets as of April 1, 2019 with no adjustments made to the comparative periods. As of March 31, 2020, operating lease right-of-use assets were also presented under prepayments, receivables and other assets (Note 13) on the consolidated balance sheet.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020

2.	Summary of significant accounting policies (Continued)

(x)  Intangible assets other than licensed copyrights

Intangible assets mainly include those acquired through business combinations and purchased intangible assets. Intangible assets acquired through business combinations are recognized as assets separate from goodwill if they satisfy either the “contractual-legal” or “separability” criterion. Intangible assets arising from business combinations are measured at fair value upon acquisition using valuation techniques such as discounted cash flow analysis and ratio analysis with reference to comparable companies in similar industries under the income approach, market approach and cost approach. Major assumptions used in determining the fair value of these intangible assets include future growth rates and weighted average cost of capital. Purchased intangible assets are initially recognized and measured at cost upon acquisition. Separately identifiable intangible assets that have determinable lives continue to be amortized over their estimated useful lives using the straight-line method as follows:

User base and customer relationships	1 – 16 years
Trade names, trademarks and domain names	3 – 20 years
Developed technology and patents	2 – 7 years
Non-compete agreements	over the contracted term of up to 6 years

(y)  Licensed copyrights

Licensed copyrights related to titles to movies, television series, variety shows, animations and other video content acquired from external parties are carried at the lower of unamortized cost or net realizable value. The amortization period for the licensed content vary depending on the type of content, which typically ranges from six months to ten years. Licensed copyrights are presented on the consolidated balance sheets as current assets under prepayments, receivables and other assets, or non-current assets under intangible assets, net, based on estimated time of usage. Licensed copyrights are generally amortized using an accelerated method based on historical viewership consumption patterns. Estimates of the consumption patterns for licensed copyrights are reviewed periodically and revised if necessary. For the years ended March 31, 2018, 2019 and 2020, amortization expenses in connection with the licensed copyrights of RMB6,111 million, RMB11,391 million and RMB9,390 million were recorded in cost of revenue within the Company’s digital media and entertainment segment.

On a periodic basis, the Company evaluates the program usefulness of its licensed copyrights pursuant to the guidance in ASC 920 “Entertainment — Broadcasters,” which provides that the rights be reported at the lower of unamortized cost or estimated net realizable value. When there is a change in the expected usage of licensed copyrights, the Company estimates the net realizable value of licensed copyrights to determine if any impairment exists. The net realizable value of licensed copyrights is determined by estimating the expected cash flows from advertising and membership fees, less any direct costs, over the remaining useful lives of the licensed copyrights. The Company estimates these cash flows for each category of content separately. Estimates that impact these cash flows include anticipated levels of demand for the Company’s advertising services and the expected selling prices of the Company’s advertisements on the entertainment distribution platforms. For the years ended March 31, 2018, 2019 and 2020, impairment charges in connection with the licensed copyrights of RMB801 million, RMB2,843 million and RMB2,654 million were recorded in cost of revenue within the Company’s digital media and entertainment segment.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020

2.	Summary of significant accounting policies (Continued)

(z)  Goodwill

Goodwill represents the excess of the purchase consideration over the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed from the acquired entity as a result of the Company’s acquisitions of interests in its subsidiaries. Goodwill is not amortized but is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that it might be impaired. The Company first assesses qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. In the qualitative assessment, the Company considers factors such as macroeconomic conditions, industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations, business plans and strategies of the reporting unit, including consideration of the impact of the COVID-19 pandemic. Based on the qualitative assessment, if it is more likely than not that the fair value of a reporting unit is less than the carrying amount, the quantitative impairment test is performed.

In performing the two-step quantitative impairment test, the first step compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for the purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, allocation of assets, liabilities and goodwill to reporting units, and determination of the fair value of each reporting unit.

(aa) Impairment of long-lived assets other than goodwill and licensed copyrights

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted net cash flows expected to be generated by the asset. If the assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Impairment of long-lived assets recognized for the years ended March 31, 2018, 2019 and 2020 was nil, nil and RMB874 million, respectively.

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

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020

2.	Summary of significant accounting policies (Continued)

(ab) Derivatives and hedging (Continued)

In April 2019, the Company adopted ASU 2017-12, “Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities”, including certain transitional guidance and subsequent amendments within ASU 2019-04 (collectively, “ASU 2017-12”). ASU 2017-12 permits a qualitative effectiveness assessment for certain hedges instead of a quantitative test after the initial qualification, if the Company can reasonably support an expectation of high effectiveness throughout the term of the hedge. Also, for cash flow hedges and net investment hedges, if the hedge is highly effective, all changes in the fair value of the derivative hedging instrument are recorded in other comprehensive income. The adoption of this guidance did not have a material impact on the Company’s financial position, results of operations and cash flows. The consolidated financial statements for the years ended March 31, 2018 and 2019 were not retrospectively adjusted.

To qualify for hedge accounting, the hedge relationship is designated and formally documented at inception, detailing the particular risk management objective and strategy for the hedge (which includes the item and risk that is being hedged), the derivative that is being used and how hedge effectiveness is being assessed. A derivative has to be effective in accomplishing the objective of offsetting either changes in fair value or cash flows for the risk being hedged. The effectiveness of the hedging relationship is evaluated on a prospective and retrospective basis using qualitative and quantitative measures of correlation. Qualitative methods may include comparison of critical terms of the derivative to those of the hedged item. Quantitative methods include a comparison of the changes in the fair value or discounted cash flow of the hedging instrument to that of the hedged item. A hedging relationship is considered initially effective if the results of the hedging instrument are within a ratio of 80% to 125% of the results of the hedged item.

Interest rate swaps

Interest rate swaps designated as hedging instruments to hedge against the cash flows attributable to recognized assets or liabilities or forecasted payments may qualify as cash flow hedges. The Company entered into interest rate swap contracts to swap floating interest payments related to certain borrowings for fixed interest payments to hedge the interest rate risk associated with certain forecasted payments and obligations. For the years ended March 31, 2018 and 2019, the effective portion of changes in the fair value of interest rate swaps that were designated and qualified as cash flow hedges was recognized in accumulated other comprehensive income. The gain or loss relating to the ineffective portion was recognized immediately in interest and investment income, net in the consolidated income statements. Upon the adoption of ASU 2017-12 beginning on April 1, 2019, all changes in the fair value of interest rate swaps that are designated and qualify as cash flow hedges are recognized in accumulated other comprehensive income. Amounts in accumulated other comprehensive income are reclassified into earnings in the same period during which the hedged forecasted transaction affects earnings both before and after the adoption of ASU 2017-12.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020

2.	Summary of significant accounting policies (Continued)

(ab) Derivatives and hedging (Continued)

Forward exchange contracts

Forward exchange contracts designated as hedging instruments to hedge against the future changes in currency exposure of net investments in foreign operations may qualify as net investment hedges. The Company entered into forward exchange contracts to hedge the foreign currency risk associated with investments in net assets of certain subsidiaries with operations in the PRC of which the functional currency is RMB. For the years ended March 31, 2018 and 2019, the effective portion of the changes in fair value of the forward exchange contracts that were designated and qualified as net investment hedges was recognized in accumulated other comprehensive income to offset the cumulative translation adjustments relating to those subsidiaries. The gain or loss relating to the ineffective portion, which was measured based on changes in forward exchange rates, was recognized immediately in other income, net in the consolidated income statements. Amounts accumulated are removed from accumulated other comprehensive income and recognized in the consolidated income statements upon disposal of those subsidiaries. Once the hedge becomes ineffective, hedge accounting is discontinued prospectively. During the year ended March 31, 2020, there were no forward exchange contracts that were designated and qualified as net investment hedges.

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
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020

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

(ag) Treasury shares

The Company accounts for treasury shares using the cost method. Under this method, the cost incurred to purchase the shares is recorded in the treasury shares account on the consolidated balance sheets. At retirement of the treasury shares, the ordinary shares account is charged only for the aggregate par value of the shares. The excess of the acquisition cost of treasury shares over the aggregate par value is allocated between additional paid-in capital (up to the amount credited to the additional paid-in capital upon original issuance of the shares) and retained earnings. The treasury shares account includes 149,903,376 ordinary shares (previously 18,737,922 ordinary shares before the Share Subdivision as detailed in Note 2(a)) and 146,780,688 ordinary shares issued at par to wholly-owned subsidiaries of the Company for the purpose of certain equity investment plans for management as of March 31, 2019 and 2020, respectively.

(ah) Statutory reserves

In accordance with the relevant regulations and their articles of association, subsidiaries of the Company incorporated in the PRC are required to allocate at least 10% of their after-tax profit determined based on the PRC accounting standards and regulations to the general reserve until the reserve has reached 50% of the relevant subsidiary’s registered capital. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the respective board of directors of the subsidiaries. These reserves can only be used for specific purposes and are not transferable to the Company in the form of loans, advances or cash dividends. During the years ended March 31, 2018, 2019 and 2020, appropriations to the general reserve amounted to RMB298 million, RMB690 million and RMB1,032 million, respectively. No appropriations to the enterprise expansion fund and staff welfare and bonus fund have been made by the Company.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020

3.	Recent accounting pronouncements

In June 2016, the FASB issued ASU 2016-13, “Financial Instruments — Credit Losses (Topic 326): Measurement on Credit Losses on Financial Instruments”, and issued subsequent amendments to the initial guidance, transitional guidance and other interpretive guidance between November 2018 and March 2020 within ASU 2018-19, ASU 2019-04, ASU 2019-05 , ASU 2019-11, ASU 2020-02 and ASU 2020-03. ASU 2016-13 introduces new guidance for credit losses on instruments within its scope. The new guidance introduces an approach based on expected losses to estimate credit losses on certain types of financial instruments, including trade and other receivables, held-to-maturity debt securities, loans and net investments in leases. The new guidance also modifies the impairment model for available-for-sale debt securities and requires entities to determine whether all or a portion of the unrealized loss on an available-for-sale debt security is a credit loss. Further, the new guidance indicates that entities may not use the length of time a security has been in an unrealized loss position as a factor in concluding whether a credit loss exists. The new guidance is effective for the Company for the year ending March 31, 2021 and interim reporting periods during the year ending March 31, 2021. The cumulative impact of these adjustments on retained earnings as of April 1, 2020 was not material.

In January 2017, the FASB issued ASU 2017-04, “Intangibles — Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment”, which simplifies how an entity is required to test goodwill for impairment by eliminating step two from the goodwill impairment test. Step two of the goodwill impairment test measures a goodwill impairment loss by comparing the implied fair value of a reporting unit’s goodwill with its carrying amount. The new guidance is effective prospectively for the Company for the year ending March 31, 2021 and interim reporting periods during the year ending March 31, 2021. The Company does not expect that the adoption of this guidance will have a material impact on the financial position, results of operations and cash flows.

In August 2018, the FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement”, which eliminates, adds and modifies certain disclosure requirements for fair value measurements as part of the FASB’s disclosure framework project. The new guidance is effective for the Company for the year ending March 31, 2021 and interim reporting periods during the year ending March 31, 2021. The Company does not believe that the adoption of this guidance will have a material impact on the fair value disclosure in the consolidated financial statements.

In November 2018, the FASB issued ASU 2018-18, “Collaborative Arrangements (Topic 808): Clarifying the Interaction Between Topic 808 and Topic 606”, which clarifies that elements of collaborative arrangements could qualify as transactions with customers in the scope of ASC 606. The amendments require the application of existing guidance to determine the units of account in collaborative arrangement for purposes of identifying transactions with customers. For transactions outside the scope of ASC 606, companies can apply elements of ASC 606 or other relevant guidance by analogy, or apply a reasonable accounting policy if there is no appropriate analogy. ASU 2018-18 is effective retrospectively for the Company for the year ending March 31, 2021 and interim reporting periods during the year ending March 31, 2021. The Company does not expect that the adoption of this guidance will have a material impact on the financial position, results of operations and cash flows.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020

3.	Recent accounting pronouncements (Continued)

In March 2019, the FASB issued ASU 2019-02, “Entertainment — Films — Other Assets — Film Costs (Subtopic 926-20) and Entertainment — Broadcasters — Intangibles — Goodwill and Other (Subtopic 920-350)”, which aligns the accounting guidance for production costs for (1) films and (2) episodic content produced for television series and streaming services. This new guidance also clarifies when an entity should test films and license agreements for program material for impairment at the film-group level, amends the presentation and disclosure requirements for produced or licensed content and addresses statement of cash flows classification for license arrangements. The new guidance is effective prospectively for the Company for the year ending March 31, 2021 and interim reporting periods during the year ending March 31, 2021. The Company believes that the adoption of this guidance will result in a change in the presentation of the consolidated statements of cash flows.

In April 2019, the FASB issued ASU 2019-04, “Codification Improvements to Topic 326, Financial Instruments — Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments”, which provides narrow-scope amendments to clarify and improve guidance within the standards on credit losses, hedging, and recognition and measurement of financial instruments. Apart from the amendments to ASU 2016-13 mentioned above, the ASU also included subsequent amendments to ASU 2016-01, which the Company adopted in April 2018 (Note 2(t)). The guidance in relation to the amendments to ASU 2016-01 is effective for the Company for the year ending March 31, 2021 and interim reporting periods during the year ending March 31, 2021. The Company does not expect that the adoption of this guidance will have a material impact on the financial position, results of operations and cash flows.

In December 2019, the FASB issued ASU 2019-12, “Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes”, which simplify various aspects related to accounting for income taxes. ASU 2019-12 removes certain exceptions to the general principles in ASC 740 and also clarifies and amends existing guidance to improve consistent application. The new guidance is effective for the Company for the year ending March 31, 2022 and interim reporting periods during the year ending March 31, 2022. Early adoption is permitted. The Company is evaluating the effects, if any, of the adoption of this guidance on the financial position, results of operations and cash flows.

In January 2020, the FASB issued ASU 2020-01, “Investments — Equity Securities (Topic 321), Investments — Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815) — Clarifying the Interactions between Topic 321, Topic 323, and Topic 815 (a consensus of the FASB Emerging Issues Task Force)”, which clarifies the interactions of the accounting for certain equity securities under ASC 321, investments accounted for under the equity method of accounting in ASC 323, and the accounting for certain forward contracts and purchased options accounted for under ASC 815. ASU 2020-01 could change how an entity accounts for (i) an equity security under the measurement alternative and (ii) a forward contract or purchased option to purchase securities that, upon settlement of the forward contract or exercise of the purchased option, would be accounted for under the equity method of accounting or the fair value option in accordance with ASC 825 “Financial Instruments”. These amendments improve current U.S. GAAP by reducing diversity in practice and increasing comparability of the accounting for these interactions. The new guidance is effective prospectively for the Company for the year ending March 31, 2022 and interim reporting periods during the year ending March 31, 2022. Early adoption is permitted. The Company is evaluating the effects, if any, of the adoption of this guidance on the financial position, results of operations and cash flows.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020

3.	Recent accounting pronouncements (Continued)

In March 2020, the FASB issued ASU 2020-04, “Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting”, which provides optional expedients and exceptions for applying U.S. GAAP on contract modifications and hedge accounting to contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform, if certain criteria are met. These optional expedients and exceptions provided in ASU 2020-04 are effective for the Company from January 1, 2020 through December 31, 2022. The Company has elected the optional expedients for certain existing interest rate swaps that are designated as cash flow hedges, which did not have a material impact on the financial position, results of operations and cash flows. The Company is evaluating the effects, if any, of the potential election of the optional expedients and exceptions provided in this guidance on the financial position, results of operations and cash flows.

4.	Significant equity transactions, mergers and acquisitions and investments

Equity transactions

(a)  Additional investment in Lazada Group S.A. (“Lazada”)

Lazada is a consolidated subsidiary of the Company and it operates a leading and fast-growing e-commerce platform in Southeast Asia for small and medium-sized enterprises, regional and global brands. During the years ended March 31, 2018, 2019 and 2020, the Company made capital injections and acquired additional equity in Lazada amounting to US$1,586 million (RMB10,579 million), US$790 million (RMB5,355 million) and US$2,056 million (RMB14,368 million), respectively. These transactions resulted in a reduction of noncontrolling interests amounting to RMB1,681 million, an addition of RMB400 million and a reduction of RMB466 million for the same periods, respectively. In June 2020, the Company made an additional capital injection of US$250 million in Lazada. Upon the completion of these transactions, the Company held substantially all of the equity interest in Lazada.

Mergers and acquisitions

(b)  Acquisition of HQG, Inc. (“Kaola”)

Kaola is an import e-commerce platform in the PRC. In September 2019, the Company acquired a 100% equity interest in Kaola from NetEase, Inc. for an aggregate purchase price of US$1,874 million (RMB13,326 million), comprising cash and approximately 14.3 million newly issued ordinary shares (equivalent to approximately 1.8 million ADSs) of the Company valued at US$316 million (RMB2,252 million).

The allocation of the purchase price as of the date of acquisition is summarized as follows:

Amounts
(in millions of RMB)
Net assets acquired (i)	1,621
Amortizable intangible assets (ii)
Trade names, trademarks and domain names	2,531
User base and customer relationships	1,297
Non-compete agreements	1,040
Developed technology and patents	394
Goodwill	6,781
Deferred tax liabilities	(338)
Total	13,326

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020

4.	Significant equity transactions, mergers and acquisitions and investments (Continued)

(b)  Acquisition of HQG, Inc. (“Kaola”) (Continued)

Amounts
(in millions of RMB)
Total purchase price is comprised of:
- cash consideration	10,025
- share consideration	2,252
- contingent consideration (iii)	1,049
Total	13,326

(i)	Net assets acquired primarily included inventories of RMB1,943 million as of the date of acquisition.
(ii)	Acquired amortizable intangible assets had estimated amortization periods not exceeding 13 years and a weighted-average amortization period of 8.5 years.
(iii)	Contingent consideration primarily includes cash consideration that is contingently payable upon the satisfaction of certain non-compete provisions by the selling equity holders, and will not exceed RMB846 million.

The Company expected that the acquisition will further elevate the Company’s import service and experience for consumers in the PRC through synergies across the Company’s digital economy. Goodwill arising from this acquisition was attributable to the synergies expected from the combined operations of Kaola and the Company, the assembled workforce and their knowledge and experience in the import e-commerce sector in the PRC. The Company did not expect the goodwill recognized to be deductible for income tax purposes.

(c)   Acquisition of Alibaba Pictures Group Limited (“Alibaba Pictures”)

Alibaba Pictures, a company that is listed on the HKSE, is an Internet-driven integrated platform that covers content production, promotion and distribution, intellectual property licensing and integrated management, cinema ticketing management and data services for the entertainment industry. In December 2017, the Company determined that the decline in the market value against the carrying value of this equity method investment (Note 14) was other-than-temporary and an impairment charge of RMB18,116 million was recorded in share of results of equity investees in the consolidated income statement for the year ended March 31, 2018.

In March 2019, the Company subscribed for newly issued ordinary shares of Alibaba Pictures for a cash consideration of HK$1,250 million (RMB1,069 million). Upon the completion of the transaction, the Company’s equity interest in Alibaba Pictures increased from approximately 49% to approximately 51%, and Alibaba Pictures became a consolidated subsidiary of the Company.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020

4.	Significant equity transactions, mergers and acquisitions and investments (Continued)

(c)   Acquisition of Alibaba Pictures Group Limited (“Alibaba Pictures”) (Continued)

The allocation of the purchase price as of the date of acquisition is summarized as follows:

Amounts
(in millions of RMB)
Net assets acquired (i)	11,766
Amortizable intangible assets (ii)
User base and customer relationships	2,979
License	934
Developed technology and patents	516
Trade names, trademarks and domain names	221
Goodwill	18,750
Deferred tax liabilities	(969)
Noncontrolling interests (iii)	(16,899)
Total	17,298

Amounts
(in millions of RMB)
Total purchase price is comprised of:
- cash consideration	1,069
- fair value of previously held equity interests	16,229
Total	17,298

(i)	Net assets acquired primarily included cash, cash equivalents and short-term investments of RMB4,444 million and investment securities of RMB5,065 million as of the date of acquisition.
(ii)	Acquired amortizable intangible assets had estimated amortization periods not exceeding 15 years and a weighted-average amortization period of 11.4 years.
(iii)	Fair value of the noncontrolling interests was estimated with reference to the market price per share as of the acquisition date.

A gain of RMB5,825 million in relation to the revaluation of the previously held equity interests was recorded in interest and investment income, net in the consolidated income statement for the year ended March 31, 2019. The fair value of the previously held equity interests was estimated with reference to the market price per share as of the acquisition date.

The Company expected greater integration and synergies between Alibaba Pictures and the Company’s related businesses on both content production and distribution to deliver high-quality entertainment experiences for consumers in the PRC. Goodwill arising from this acquisition was attributable to the synergies expected from the combined operations of Alibaba Pictures and the Company, the assembled workforce and their knowledge and experience in the digital media and entertainment sector in the PRC. The Company did not expect the goodwill recognized to be deductible for income tax purposes.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020

4.	Significant equity transactions, mergers and acquisitions and investments (Continued)

(d)   Acquisitions and integration of Rajax Holding (“Ele.me”) and Koubei Holding Limited (“Koubei”)

Ele.me

Ele.me is a leading on-demand delivery and local services platform in the PRC, which was previously owned by a joint investment vehicle established by the Company and Ant Group. In April and August 2017, the joint investment vehicle completed additional investments in newly issued preferred shares in Ele.me for a total investment amount of US$1,200 million (RMB8,090 million), of which the Company’s investment was US$864 million (RMB5,824 million). As a result, the Company’s effective equity interest in Ele.me increased to approximately 27% on a fully diluted basis. The investment was accounted for using the measurement alternative (Note 12).

In May 2018, the joint investment vehicle completed the acquisition of all outstanding shares of Ele.me that it did not already own at a consideration of US$5,482 million (RMB34,923 million). Upon the completion of the acquisition, Ele.me became a consolidated subsidiary of the Company.

The allocation of the purchase price as of the date of acquisition is summarized as follows:

Amounts
(in millions of RMB)
Net liabilities assumed (i)	(6,327)
Amortizable intangible assets (ii)
User base and customer relationships	13,702
Trade names, trademarks and domain names	5,764
Non-compete agreements	4,188
Developed technology and patents	1,415
Goodwill	34,572
Deferred tax liabilities	(481)
Noncontrolling interests (iii)	(5,015)
Total	47,818

Amounts
(in millions of RMB)
Total purchase price is comprised of:
‑ cash consideration	30,133
‑ contingent cash consideration (iv)	4,790
‑ fair value of previously held equity interests	12,895
Total	47,818

(i)	Net liabilities assumed primarily included payables to merchants and other logistics providers of RMB4,259 million as of the date of acquisition.
(ii)	Acquired amortizable intangible assets had estimated amortization periods not exceeding ten years and a weighted-average amortization period of 5.8 years.
(iii)	Fair value of the noncontrolling interests was estimated based on the equity value of Ele.me derived by the purchase consideration, adjusted for a discount for control premium.
(iv)	The amount is payable contingent upon the satisfaction of certain non-compete provisions by the respective selling equity holders, and will not exceed RMB4,790 million.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020

4.	Significant equity transactions, mergers and acquisitions and investments (Continued)

(d)   Acquisitions and integration of Rajax Holding (“Ele.me”) and Koubei Holding Limited (“Koubei”) (Continued)

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

The Company expected that the acquisition will deepen Ele.me’s integration into the Company’s digital economy and advance the Company’s New Retail strategy to provide a seamless online and offline consumer experience in the local consumer services sector. Goodwill arising from this acquisition was attributable to the synergies expected from the combined operations of Ele.me and the Company, the assembled workforce and their knowledge and experience in the local consumer services sector in the PRC. The Company did not expect the goodwill recognized to be deductible for income tax purposes.

Integration of Ele.me and Koubei

Koubei is one of the PRC’s leading restaurant and local services guide platforms for in-store consumption, which was previously set up by the Company and Ant Group. The investment in Koubei was previously accounted for under the equity method (Note 14).

In December 2018, the Company completed the integration of Ele.me and Koubei under a newly established holding company and paid a cash consideration of US$465 million (RMB3,196 million) in connection with the integration. Immediately prior to the integration, the Company held an approximately 90% equity interest in Ele.me and an approximately 38% equity interest in Koubei on a fully diluted basis. Upon the completion of the integration, the Company held an approximately 72% equity interest in this new holding company (“Local Services Holdco”) which owns substantially all of the equity interest in Ele.me and Koubei, resulting in an effective controlling equity interest held by the Company in each of Ele.me and Koubei, and Koubei became a consolidated subsidiary of the Company. Upon the completion of the integration, the Company’s effective equity interest in Ele.me decreased, resulting in an increase in noncontrolling interests and additional paid-in capital amounting to RMB6,715 million and RMB7,515 million, respectively.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020

4.	Significant equity transactions, mergers and acquisitions and investments (Continued)

(d)   Acquisitions and integration of Rajax Holding (“Ele.me”) and Koubei Holding Limited (“Koubei”) (Continued)

The allocation of the purchase price as of the date of acquisition of Koubei is summarized as follows:

Amounts
(in millions of RMB)
Net assets acquired (i)	3,261
Amortizable intangible assets (ii)
User base and customer relationships	18,330
Trade names, trademarks and domain names	1,158
Developed technology and patents	322
Goodwill	36,817
Deferred tax liabilities	(2,372)
Noncontrolling interests (iii)	(17,682)
Total	39,834

Amounts
(in millions of RMB)
Total purchase price is comprised of:
‑ cash consideration	3,196
‑ non-cash consideration	14,648
‑ fair value of previously held equity interests	21,990
Total	39,834

(i)	Net assets acquired primarily included cash and cash equivalents of RMB4,475 million as of the date of acquisition.
(ii)	Acquired amortizable intangible assets had estimated amortization periods not exceeding 13 years and a weighted-average amortization period of 6.3 years.
(iii)	Fair value of the noncontrolling interests as of the acquisition date was estimated based on the purchase price to acquire newly issued preferred shares of Local Services Holdco that was paid by new and existing investors in December 2018, with certain adjustments made to reflect other factors that may affect the fair value estimation.

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

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020

4.	Significant equity transactions, mergers and acquisitions and investments (Continued)

(d)   Acquisitions and integration of Rajax Holding (“Ele.me”) and Koubei Holding Limited (“Koubei”) (Continued)

Subsequent to the integration, the Company acquired additional equity interest in Local Services Holdco for a cash consideration of US$1,905 million (RMB13,082 million) in December 2018. Other investors, including SoftBank, also acquired equity interests in Local Services Holdco. As a result, noncontrolling interests increased by RMB3,216 million.

During the year ended March 31, 2020, the Company subscribed for additional equity interest in Local Services Holdco for a cash consideration of US$1,350 million (RMB9,399 million). Other investors, including SoftBank, also acquired equity interests in Local Services Holdco. As a result, noncontrolling interests increased by RMB5,162 million. In May 2020, the Company subscribed for additional equity interest in Local Services Holdco for a cash consideration of US$450 million. Upon the completion of these transactions, the Company’s equity interest in Local Services Holdco was approximately 73%.

(e)   Acquisition of DSM Grup Danışmanlık İletişim ve Satış Ticaret A.Ş. (“Trendyol”)

Trendyol is a leading e-commerce platform in Turkey. In July 2018, the Company acquired an approximately 85% equity interest in Trendyol for a cash consideration of US$728 million (RMB4,980 million). In connection with the transaction, the Company also entered into an agreement with the founders of Trendyol, allowing them to acquire additional equity interests in Trendyol from the Company or sell a portion of their equity interests in Trendyol to the Company in the future.

The allocation of the purchase price as of the date of acquisition is summarized as follows:

Amounts
(in millions of RMB)
Net assets acquired (i)	1,009
Amortizable intangible assets (ii)
Trade names, trademarks and domain names	660
User base and customer relationships	388
Developed technology and patents	30
Goodwill	3,938
Deferred tax liabilities	(228)
Noncontrolling interests (iii)	(817)
Total	4,980

(i)	Net assets acquired primarily included cash and cash equivalents of RMB1,206 million as of the date of acquisition.
(ii)	Acquired amortizable intangible assets had estimated amortization periods not exceeding 15 years and a weighted-average amortization period of 12.5 years.
(iii)	Fair value of the noncontrolling interests was estimated with reference to the purchase price per share as of the acquisition date, adjusted for a discount for control premium, and includes the fair value of an option granted to the founders of Trendyol to acquire additional interests in Trendyol from the Company as of the date of acquisition.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020

4.	Significant equity transactions, mergers and acquisitions and investments (Continued)

(e)   Acquisition of DSM Grup Danışmanlık İletişim ve Satış Ticaret A.Ş. (“Trendyol”) (Continued)

The acquisition of Trendyol underscored the Company’s commitment to international expansion. Goodwill arising from this acquisition was attributable to the synergies expected from the combined operations of Trendyol and the Company, the assembled workforce and their knowledge and experience in e-commerce. The Company did not expect the goodwill recognized to be deductible for income tax purposes.

In December 2018, the Company purchased additional equity interest in Trendyol for a cash consideration of US$2 million (RMB16 million). The transaction resulted in a reduction of noncontrolling interest amounting to RMB14 million. In April 2020, the Company purchased additional equity interest in Trendyol for a cash consideration of US$125 million. Upon the completion of these transactions, the Company’s equity interest in Trendyol was approximately 86%.

(f)  Acquisition of Kaiyuan Commerce Co., Ltd. (“Kaiyuan”)

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

The Company expected that Kaiyuan will complement the Company’s New Retail initiatives to reengineer the fundamentals of retail operations and transform the retail landscape. Goodwill arising from this acquisition was attributable to the synergies expected from the combined operations of Kaiyuan and the Company, the assembled workforce and their knowledge and experience in the retail business in the PRC. The Company did not expect the goodwill recognized to be deductible for income tax purposes.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020

4.	Significant equity transactions, mergers and acquisitions and investments (Continued)

(g)   Acquisition of Cainiao Smart Logistics Network Limited (“Cainiao Network”)

Cainiao Network operates a logistics data platform and global fulfillment network that primarily leverage the capacity and capabilities of logistics partners. The Company previously held an approximately 47% equity interest in Cainiao Network. The investment was accounted for under the equity method (Note 14).

In October 2017, the Company completed the subscription for newly issued ordinary shares of Cainiao Network for a cash consideration of US$803 million (RMB5,322 million). Following the completion of the transaction, the Company’s equity interest in Cainiao Network increased to approximately 51% and Cainiao Network became a consolidated subsidiary of the Company.

The allocation of the purchase price as of the date of acquisition is summarized as follows:

Amounts
(in millions of RMB)
Net assets acquired (i)	23,937
Amortizable intangible assets (ii)
User base and customer relationships	9,344
Trade names, trademarks and domain names	4,965
Developed technology and patents	459
Goodwill	32,418
Deferred tax assets	920
Deferred tax liabilities	(5,197)
Noncontrolling interests (iii)	(33,189)
Total	33,657

Amounts
(in millions of RMB)
Total purchase price is comprised of:
‑ cash consideration	5,322
‑ fair value of previously held equity interests	28,335
Total	33,657

(i)	Net assets acquired primarily included the cash consideration of RMB5,322 million, property and equipment of RMB15,144 million and bank borrowings of RMB5,288 million as of the date of acquisition.
(ii)	Acquired amortizable intangible assets had estimated amortization periods not exceeding 16 years and a weighted-average amortization period of 14.3 years.
(iii)	Fair value of the noncontrolling interests was estimated with reference to the purchase price per share as of the acquisition date.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020

4.	Significant equity transactions, mergers and acquisitions and investments (Continued)

(g)   Acquisition of Cainiao Smart Logistics Network Limited (“Cainiao Network”) (Continued)

A gain of RMB22,442 million in relation to the revaluation of the previously held equity interests was recorded in interest and investment income, net in the consolidated income statement for the year ended March 31, 2018. The fair value of the previously held equity interests was estimated based on the purchase price per share of Cainiao Network as of the acquisition date.

The Company expected that the acquisition of control over Cainiao Network will help enhance the overall logistics experience for consumers and merchants across the Company’s digital economy, and enable greater efficiencies and lower costs in the logistics sector in the PRC. Goodwill arising from this acquisition was attributable to the synergies expected from the combined operations of Cainiao Network and the Company, the assembled workforce and their knowledge and experience in the logistics sector in the PRC. The Company did not expect the goodwill recognized to be deductible for income tax purposes.

In September and November 2019, the Company purchased additional equity interests in Cainiao Network for a cash consideration of US$3,482 million (RMB24,415 million), which resulted in a reduction of noncontrolling interests amounting to RMB4,367 million. Upon the completion of these transactions, the Company’s equity interest in Cainiao Network increased from approximately 51% to approximately 63%.

In June 2020, the Company purchased additional equity interests in Cainiao Network for a cash consideration of RMB3,921 million. Upon the completion of this transaction, the Company’s equity interest in Cainiao Network increased to approximately 66%.

(h)   Acquisition of Intime Retail (Group) Company Limited (“Intime”)

Intime is one of the leading department store operators in the PRC that was previously listed on the HKSE. The Company previously owned an approximately 28% equity interest in Intime and the investment was accounted for under the equity method (Note 14).

In May 2017, the Company and the founder of Intime completed the privatization of Intime, upon which all of the issued and outstanding shares of Intime that the Company, the founder of Intime and certain other shareholders did not own were canceled in exchange for a payment of HK$10.00 per share in cash. The Company paid a cash consideration of HK$12,605 million (RMB11,131 million) in the privatization. Upon the completion of the privatization, the Company increased its shareholding in Intime to approximately 74 % and Intime became a consolidated subsidiary of the Company. Following the completion of the privatization, the listing of the shares of Intime on the HKSE was withdrawn.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020

4.	Significant equity transactions, mergers and acquisitions and investments (Continued)

(h)   Acquisition of Intime Retail (Group) Company Limited (“Intime”) (Continued)

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

In February 2018 and October 2018, the Company purchased additional ordinary shares of Intime from certain minority shareholders for a cash consideration of HK$6,712 million (RMB5,428 million) and HK$203 million (RMB180 million), respectively, which resulted in a reduction of noncontrolling interests amounting to RMB5,854 million and RMB162 million during the years ended March 31, 2018 and 2019, respectively. Upon the completion of the purchase of additional ordinary shares in October 2018, the Company’s equity interest in Intime increased to approximately 99%.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020

4.	Significant equity transactions, mergers and acquisitions and investments (Continued)

(i)   Other acquisitions

Other acquisitions that constitute business combinations are summarized in the following table:

	Year ended March 31,
	2018	2019	2020

	(in millions of RMB)
Net (liabilities) assets	(58)	2,133	846
Identifiable intangible assets	411	2,560	364
Deferred tax liabilities	(60)	(545)	(53)
	293	4,148	1,157
Noncontrolling interests and mezzanine equity	(77)	(2,993)	(998)
Net identifiable assets	216	1,155	159
Goodwill	618	6,465	7,840
Total purchase consideration	834	7,620	7,999
Fair value of previously held equity interests	(133)	(1,778)	(2,215)
Purchase consideration settled	(575)	(5,053)	(5,146)
Deferred consideration as of year end	126	789	638

Total purchase consideration is comprised of:
- cash consideration	701	5,842	5,784
- fair value of previously held equity interests	133	1,778	2,215
Total	834	7,620	7,999

In relation to the revaluation of previously held equity interests, the Company recognized a gain of RMB133 million, RMB715 million and RMB1,538 million in the consolidated income statements for the years ended March 31, 2018, 2019 and 2020, respectively, for the other acquisitions that constitute business combinations.

Pro forma results of operations for these acquisitions have not been presented because they are not material to the consolidated income statements for the years ended March 31, 2018, 2019 and 2020, either individually or in aggregate.

Equity investments and others

(j)   Investment in Meinian Onehealth Healthcare Holdings Co., Ltd. (“Meinian”)

Meinian, a company that is listed on the Shenzhen Stock Exchange, offers health examination, health evaluation, health consulting, and other services. In November to December 2019, the Company, together with Ant Group, acquired new and existing shares of Meinian, representing an approximately 14% equity interest in Meinian for a total cash consideration of RMB6,700 million. Yunfeng, which is comprised of certain investment funds the general partner of which the Company’s director and former executive chairman has equity interests in, is also an investor in this transaction.

The investment in Meinian is accounted for under the equity method (Note 14) because the Company is able to exercise significant influence over operating and financial policies of Meinian. Out of the total cash consideration, RMB2,573 million was allocated to amortizable intangible assets, RMB4,579 million was allocated to goodwill, RMB643 million was allocated to deferred tax liabilities and RMB191 million was allocated to net assets acquired.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020

4.	Significant equity transactions, mergers and acquisitions and investments (Continued)

(k)    Investment in AliExpress Russia Holding Pte. Ltd. (“AliExpress Russia Joint Venture”)

AliExpress Russia Joint Venture is a joint venture set up by the Company, Mail.ru Group Limited (“Mail.ru Group”, a leading Internet company in Russia), Public Joint Stock Company MegaFon (“MegaFon”, a Russian mobile telecommunications operator) and Joint Stock Company “Managing Company of Russian Direct Investment Fund” (“RDIF”, a Russian sovereign wealth fund). In October 2019, the Company invested approximately US$100 million into the joint venture and contributed the Company’s AliExpress Russia businesses into the joint venture. The other shareholders of the joint venture also made cash and non-cash contributions to the joint venture pursuant to the transaction documents. After the completion of the transaction, the Company holds an approximately 56% equity interest and less-than-majority voting rights in the joint venture. In connection with the transaction, the Company also entered into an option agreement with another shareholder of the joint venture, allowing the transfer of equity interest in the joint venture between the Company and this shareholder in the future. As part of the transaction, the Company has also acquired a minority stake in Mail.ru Group.

The contribution of the Company’s AliExpress Russia businesses into the joint venture resulted in the deconsolidation of these businesses, and a one-time gain of RMB10.3 billion was recognized in interest and investment income, net in the consolidated income statement for the year ended March 31, 2020.

The investment in the AliExpress Russia Joint Venture is accounted for under the equity method (Note 14). Out of the total consideration, RMB2,325 million was allocated to amortizable intangible assets, RMB4,290 million was allocated to goodwill, RMB116 million was allocated to deferred tax liabilities and RMB1,630 million was allocated to net assets acquired.

(l)   Investment in Ant Small and Micro Financial Services Group Co., Ltd. (“Ant Group”)

SAPA

In August 2014, the Company entered into a share and asset purchase agreement (together with all subsequent amendments, the “SAPA”), and entered into or amended certain ancillary agreements including an amendment and restatement of the intellectual property license agreement with Alipay (the “2014 IPLA”). Pursuant to these agreements, the Company restructured its relationships with Ant Group and Alipay.

In February 2018, the Company amended both the SAPA and the Alipay commercial agreement, and agreed with Ant Group and certain other parties on forms of certain ancillary agreements. In September 2019, the Company further amended the SAPA and entered into a cross license agreement and certain ancillary agreements and amendments, including the previously agreed form of amendment and restatement of the 2014 IPLA (“the Amended IPLA”).

Apart from the amended provisions described below, the key terms of the agreements with Ant Group and Alipay from the 2014 restructuring remain substantially unchanged.

Issuance of equity interest

In September 2019, following the satisfaction of the closing conditions, the Company received the 33% equity interest in Ant Group pursuant to the SAPA.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020

4.	Significant equity transactions, mergers and acquisitions and investments (Continued)

(l)   Investment in Ant Small and Micro Financial Services Group Co., Ltd. (“Ant Group”) (Continued)

Under the SAPA, the consideration to acquire the newly issued 33% equity interest in Ant Group was fully funded by concurrent payments from Ant Group to the Company in consideration for certain intellectual property rights and assets that the Company transferred to Ant Group upon the issuance of the equity interest. Such consideration was determined based on the fair values of the underlying assets exchanged in the transaction as described above at contract inception in 2014, whereby the fair value of the intellectual property rights and assets approximated the fair value of the equity interest at the time.

The Company accounts for its equity interest in Ant Group under the equity method (Note 14). Upon the receipt of the equity interest in September 2019, this investment was initially measured at cost, with an upward adjustment determined based on the fair value of the Company’s share of Ant Group’s net assets as of the completion date of the transaction.

Upon the completion, the Company recorded the 33% equity interest in Ant Group with a carrying value amounting to RMB90.7 billion in investment in equity investees, other cost reimbursement of RMB0.6 billion from Ant Group to the Company pursuant to the SAPA and the deferred tax effect of RMB19.7 billion, with a corresponding gain of RMB71.6 billion recorded in interest and investment income, net in the year ended March 31, 2020. The difference between the carrying value of the 33% equity interest in Ant Group and the Company’s share of the carrying value of Ant Group’s net assets upon completion is a basis difference, which mainly represents the fair value adjustments of amortizable intangible assets and equity investments. These adjustments amounted to RMB24.5 billion and RMB5.3 billion, respectively, both of which were net of their corresponding tax effects.

The application of accounting principles related to the measurement of the 33% equity interest in Ant Group and the recognition of the upward adjustment require significant management judgment, which included (i) determination of the contract inception date of the SAPA for the initial measurement of the 33% equity interest in Ant Group and (ii) determination of the accounting treatment for the difference between the Company’s share of the fair value of Ant Group’s net assets acquired and the cost of investment when the former is greater than the latter.

In relation to the determination of the contract inception date of the SAPA, management considered the relevant U.S. GAAP guidance and focused on the legal enforceability of the agreement, and determined that the contract inception date was in 2014.

In relation to the determination of the accounting treatment for the difference between the Company’s share of the fair value of Ant Group’s net assets acquired and the cost of investment when the former is greater than the latter, in the absence of specific guidance and with the diversity in practice, management assessed various views derived from the interpretations of relevant U.S. GAAP and made reference to the relevant guidance of other international accounting framework and recognized the difference under interest and investment income, net with a corresponding increase to the initial carrying value of the investment in Ant Group.

Subsequent to the receipt of the equity interest in Ant Group, the proportionate share of results of Ant Group, adjusted for the effects of the basis difference as described above, is recorded in share of results of equity investees in the consolidated income statements on a one quarter in arrears basis.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020

4.	Significant equity transactions, mergers and acquisitions and investments (Continued)

(l)   Investment in Ant Small and Micro Financial Services Group Co., Ltd. (“Ant Group”) (Continued)

Pre-emptive rights

Following the receipt of equity interest in Ant Group, the Company has pre-emptive rights to participate in other issuances of equity securities by Ant Group and certain of its affiliates prior to the time of Ant Group meeting certain minimum criteria for a qualified IPO set forth in the SAPA (a “Qualified IPO”). These pre-emptive rights entitle the Company to maintain the equity ownership percentage the Company holds in Ant Group immediately prior to any such issuances. In connection with the exercise of the pre-emptive rights, the Company is also entitled to receive certain payments from Ant Group, effectively funding the subscription for these additional equity interest, up to a value of US$1.5 billion, subject to certain adjustments. In addition, under the SAPA, in certain circumstances the Company is permitted to exercise pre-emptive rights through an alternative arrangement which will further protect the Company from dilution. The value of the pre-emptive rights was considered to be insignificant.

Corporate governance provisions

Under the SAPA, in addition to an independent director, the Company has the right to nominate two officers or employees of the Company for election to the board of Ant Group. In each case, these director nomination rights will continue unless required to be terminated by applicable laws and regulations or listing rules in connection with an Ant Group Qualified IPO process or the Company ceases to own a certain amount of its post-issuance equity interest in Ant Group. In September 2019, the Company nominated two officers of the Company who have then been elected to the board of Ant Group pursuant to these director nomination rights under the SAPA.

2014 IPLA and Amended IPLA

2014 IPLA

Under the 2014 IPLA, the Company received, in addition to a software technology service fee, royalty streams related to Alipay and other current and future businesses of Ant Group (collectively, the “Profit Share Payments”). The Profit Share Payments were paid at least annually and equaled the sum of an expense reimbursement plus 37.5% of the consolidated pre-tax income of Ant Group, subject to certain adjustments. The expense reimbursement represented the reimbursement for the costs and expenses incurred by the Company in the provision of software technology services. The Company accounted for the Profit Share Payments in the periods when the services were provided, where the payments were expected to approximate the estimated fair values of the services provided. Upon the receipt of the equity interest in September 2019, the Company terminated the 2014 IPLA, and the Profit Share Payments arrangement was terminated.

Income in connection with the Profit Share Payments, net of costs incurred by the Company, of RMB3,444 million, RMB517 million and RMB3,835 million, was recorded in other income, net in the consolidated income statements for the years ended March 31, 2018, 2019 and 2020, respectively (Notes 6 and 22).

Amended IPLA

Pursuant to the SAPA, the Company, Ant Group and Alipay entered into the Amended IPLA upon the receipt of the 33% equity interest in Ant Group in September 2019, at which time the Company also transferred certain intellectual property and assets to Ant Group.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020

4.	Significant equity transactions, mergers and acquisitions and investments (Continued)

(l)   Investment in Ant Small and Micro Financial Services Group Co., Ltd. (“Ant Group”) (Continued)

The Amended IPLA will terminate upon the earliest of:

●	the full payment of all pre-emptive rights funded payments under the SAPA;
●	the closing of a Qualified IPO of Ant Group or Alipay; and
●	the transfer to Ant Group of intellectual property the Company owns that is exclusively related to the business of Ant Group.

(m) Investment in China TransInfo Technology Co., Ltd. (“China TransInfo”)

China TransInfo, a company that is listed on the Shenzhen Stock Exchange, is a PRC-based smart city infrastructure and service provider, whose offerings include intelligent transportation operation services. In June 2019, the Company acquired a 15% equity interest in China TransInfo for a cash consideration of RMB3,595 million. The investment is carried at fair value with unrealized gains and losses recorded in the consolidated income statements (Note 12).

(n)   Investment in Red Star Macalline Group Corporation Limited (“Red Star”)

Red Star, a company that is listed on both the HKSE and Shanghai Stock Exchange, is a leading home improvement and furnishings shopping mall operator in the PRC. In May 2019, the Company completed the subscription of exchangeable bonds issued by the controlling shareholder of Red Star for a cash consideration of RMB4,359 million. The exchangeable bonds have a term of five years and are exchangeable into ordinary shares of Red Star at an initial price of RMB12.28 per share. The exchangeable bonds are accounted for under the fair value option and recorded under investment securities (Note 12). In addition, the Company acquired an approximately 2% equity interest in Red Star for a total consideration of HK$447 million (RMB390 million). The equity interest in Red Star is carried at fair value with unrealized gains and losses recorded in the consolidated income statements (Note 12). The Offshore Retail Fund (Note 4(r)) is also an investor in this transaction.

(o)   Investment in STO Express Co., Ltd. (“STO Express”)

STO Express, a company that is listed on the Shenzhen Stock Exchange, is one of the leading express delivery services companies in the PRC. In March 2019, the Company made a loan to the controlling shareholder of STO Express with a principal amount of RMB5.0 billion for a term of three years. The controlling shareholder of STO Express has pledged a portion of its equity interest in STO Express in relation to the loan. The loan is accounted for at amortized cost and is recorded under investment securities (Note 12) on the consolidated balance sheets.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020

4.	Significant equity transactions, mergers and acquisitions and investments (Continued)

(o)   Investment in STO Express Co., Ltd. (“STO Express”) (Continued)

In July 2019, the Company acquired a 49% equity interest in an investment vehicle which holds a 29.9% equity interest in STO Express (equivalent to an effective equity interest of approximately 14.7% in STO Express) for a cash consideration of RMB4.7 billion. The investment is accounted for under the fair value option and recorded under investment securities (Note 12). The investment vehicle was established by the controlling shareholder of STO Express, and the Company subsequently entered into an option agreement with this controlling shareholder. Under the terms of the agreement, the Company may elect to acquire an additional effective equity interest of approximately 31.3% in STO Express through a call option to acquire the remaining 51% equity interest in this investment vehicle and another call option to acquire a 16.1% effective equity interest in STO Express for a total consideration of RMB10.0 billion. The Company can exercise the options to acquire equity interests in the investment vehicles or in STO Express at any time during the three-year period beginning on December 28, 2019. These options are measured at fair value with unrealized gains and losses recorded in the consolidated income statements (Note 12). Unrealized loss recorded in interest and investment income, net relating to these options amounted to RMB1,766 million during the year ended March 31, 2020.

(p)   Investment in Focus Media Information Technology Co., Ltd. (“Focus Media”)

Focus Media, a company that is listed on the Shenzhen Stock Exchange, operates a media network for advertisements, including within cinemas, and advertising posters and displays in elevators of office and residential buildings. During the year ended March 31, 2019, the Company acquired a total equity interest of approximately 7% in Focus Media for a cash consideration of approximately RMB10.7 billion. The investment is carried at fair value with unrealized gains and losses recorded in the consolidated income statements (Note 12). New Retail Strategic Opportunities Fund, L.P. (the “Offshore Retail Fund”) (Note 4(r)) is also an investor in this transaction.

The Company has also entered into an agreement with Hangzhou Hanyun Xinling Equity Investment Fund Partnership (the “Onshore Retail Fund”) (Note 4(r)) under which the Onshore Retail Fund will participate in the gain and loss related to a certain portion of the equity interest in Focus Media held by the Company. The arrangement is carried at fair value with unrealized gains and losses recorded in the consolidated income statements.

In addition, the Company agreed to acquire a 10% equity interest of an entity controlled by the founder and chairman of Focus Media, which holds an approximately 23% equity interest in Focus Media, for a cash consideration of US$511 million. This transaction has not been completed as of March 31, 2020. Such arrangement is carried at fair value with unrealized gains and losses recorded in the consolidated income statements.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020

4.	Significant equity transactions, mergers and acquisitions and investments (Continued)

(q) Investment in PT Tokopedia (“Tokopedia”)

Tokopedia operates one of the leading e-commerce platforms in Indonesia. During the year ended March 31, 2018, the Company completed a minority investment in existing and newly issued preferred shares of Tokopedia for a total cash consideration of US$445 million (RMB2,920 million). In connection with the initial investment, the Company also agreed to subscribe for up to US$500 million in additional preferred shares of Tokopedia at the then fair market value if so elected by Tokopedia during a 24-month period after the completion of the initial investment. Pursuant to the agreement, the Company acquired additional newly issued preferred shares of Tokopedia for a total cash consideration of US$500 million (RMB3,443 million) in December 2018. Upon the completion of this investment, the Company held an approximately 29% equity interest in Tokopedia on a fully diluted basis. SoftBank is also an existing shareholder of Tokopedia. The preferred shares are not considered in-substance common stock given that the shares contain certain terms such as liquidation preference over ordinary shares. The investment is accounted for using the measurement alternative (Note 12).

(r)  Investments in Hangzhou Hanyun Xinling Equity Investment Fund Partnership (the “Onshore Retail Fund”) and New Retail Strategic Opportunities Fund, L.P. (the “Offshore Retail Fund”)

The Onshore Retail Fund and the Offshore Retail Fund were set up to raise capital to invest in retail related businesses in the PRC and internationally, respectively. The Company is able to exercise significant influence over the investment decisions in both funds. In August 2017 and January 2018, the Company made a commitment to invest RMB1.6 billion and US$200 million in the Onshore Retail Fund and the Offshore Retail Fund, relating to which the Company has funded RMB462 million, RMB922 million and RMB867 million to the Onshore Retail Fund as of March 31, 2018, 2019 and 2020, respectively; and US$77 million, US$78 million and US$84 million to the Offshore Retail Fund as of March 31, 2018, 2019 and 2020, respectively. As of March 31, 2020, the Company held an approximately 20% equity interest in the Onshore Retail Fund and an approximately 10% equity interest in the Offshore Retail Fund. The investments are accounted for under the equity method (Note 14).

(s)  Investment in Huatai Securities Co., Ltd. (“Huatai Securities”)

Huatai Securities, a company that is listed on both the Shanghai Stock Exchange and the HKSE, is a leading integrated securities group in the PRC. In July 2018, the Company acquired an approximately 3% interest in Huatai Securities for a cash consideration of RMB3.5 billion. The investment is carried at fair value with unrealized gains and losses recorded in the consolidated income statements (Note 12).

(t)  Investment in ZTO Express (Cayman) Inc. (“ZTO Express”)

ZTO Express, a company that is listed on the NYSE, is one of the leading express delivery services companies in the PRC. In June 2018, the Company completed an investment in newly issued ordinary shares of ZTO Express for a cash consideration of US$1,100 million (RMB7,114 million), representing an approximately 8% equity interest in ZTO Express. The Offshore Retail Fund (Note 4(r)) is also an investor in this transaction. The investment is carried at fair value with unrealized gains and losses recorded in the consolidated income statements (Note 12).

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020

4.	Significant equity transactions, mergers and acquisitions and investments (Continued)

(u)   Investment in Huitongda Network Co., Ltd. (“Huitongda”)

Huitongda operates a rural online services platform in the PRC. In April 2018, the Company completed an investment in existing and newly issued shares of Huitongda for a cash consideration of RMB4,500 million, representing a 20% equity interest in Huitongda. The equity interest in Huitongda held by the Company is not considered in-substance common stock given that the equity interest contains certain terms such as liquidation preference over ordinary shares. As a result, the investment is accounted for using the measurement alternative (Note 12).

(v)   Investment in Shiji Retail Information Technology Co., Ltd. (“Shiji Retail”)

Shiji Retail is engaged in the provision of retail information system solutions. In April 2018, the Company acquired a 38% equity interest in Shiji Retail for a cash consideration of US$486 million (RMB3,062 million). The equity interest in Shiji Retail held by the Company is not considered in-substance common stock given that the equity interest contains certain terms such as liquidation preference over ordinary shares. As a result, the investment is accounted for using the measurement alternative (Note 12).

(w)  Investment in Wanda Film Holding Co., Ltd. (“Wanda Film”)

Wanda Film, a company that is listed on the Shenzhen Stock Exchange, is principally engaged in the investment and management of cinemas and film distribution businesses. In March 2018, the Company completed an investment in existing ordinary shares of Wanda Film for a cash consideration of RMB4,676 million, representing an approximately 8% equity interest in Wanda Film. The investment is carried at fair value with unrealized gains and losses recorded in the consolidated income statements (Note 12).

(x)  Investment in Easyhome New Retail Group Co., Ltd. (“Easyhome”)

Easyhome is one of the largest home improvement supplies and furniture chains in the PRC. In March 2018, the Company completed an investment in Beijing Easyhome Furnishing Chain Group Co., Ltd. for a cash consideration of RMB3,635 million, representing a 10% equity interest. Yunfeng and the Onshore Retail Fund (Note 4(r)) are also investors in this transaction. The investment was accounted for using the measurement alternative (Note 12). In December 2019, Beijing Easyhome Furnishing Chain Group Co., Ltd. completed its reverse takeover of a company listed on the Shenzhen Stock Exchange. All registered capital of Beijing Easyhome Furnishing Chain Group Co., Ltd. previously held by the Company was converted into newly issued ordinary shares of Easyhome, representing an approximately 10% equity interest. Upon the completion of the reverse takeover, the investment is carried at fair value with unrealized gains and losses recorded in the consolidated income statements (Note 12).

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020

4.	Significant equity transactions, mergers and acquisitions and investments (Continued)

(y)  Investment in Sun Art Retail Group Limited (“Sun Art”)

Sun Art, a company that is listed on the HKSE, is a leading hypermarket operator in the PRC. In December 2017, the Company completed investments in existing ordinary shares of Sun Art and existing ordinary shares of A-RT Retail Holdings Limited, a limited liability company incorporated in Hong Kong that holds an approximately 51% equity interest in Sun Art, for an aggregate consideration of HK$19,303 million (RMB16,264 million). In January 2018, the Company acquired additional ordinary shares of Sun Art from public shareholders through a mandatory general offer as required under Hong Kong regulations, for a cash consideration of HK$2 million (RMB2 million). After the completion of these transactions, the Company’s effective equity interest in Sun Art was approximately 31%, which is comprised of the direct equity interest of 21% and the indirect equity interest through its shareholding in A-RT Retail Holdings Limited. The Offshore Retail Fund (Note 4(r)) is also an investor in this transaction.

The investment in Sun Art is accounted for under the equity method (Note 14). Out of the total cash consideration, RMB2,499 million was allocated to amortizable intangible assets, RMB2,953 million was allocated to goodwill, RMB2,187 million was allocated to deferred tax liabilities and RMB12,999 million was allocated to net assets acquired.

(z) Investment in China United Network Communications Ltd. (“China Unicom”)

China Unicom, a company that is listed on the Shanghai Stock Exchange, is a major telecommunications company in the PRC. In October 2017, the Company completed an investment in newly issued ordinary shares of China Unicom for a cash consideration of RMB4,325 million, representing an approximately 2% equity interest in China Unicom. The investment is carried at fair value with unrealized gains and losses recorded in the consolidated income statements (Note 12).

(aa) Investment in BEST Inc. (formerly known as Best Logistics Technologies Limited) (“Best Logistics”)

Best Logistics is a provider of comprehensive supply chain solutions and services. In September 2017, in connection with the completion of Best Logistics’ initial public offering on the NYSE, all preferred shares of Best Logistics held by the Company were automatically converted into ordinary shares of Best Logistics. Concurrently, the Company acquired additional equity interests in Best Logistics for a cash consideration of US$100 million (RMB657 million), after which the equity interests in Best Logistics held by the Company increased to approximately 23%. Upon the completion of the share conversion, the original investment with a carrying value of US$256 million (RMB1,679 million) was reclassified from a cost method investment to an equity method investment (Note 14). Out of the total purchase price, which included the cash consideration and the carrying amount of the previously held interests in Best Logistics, RMB1,072 million was allocated to amortizable intangible assets, RMB443 million was allocated to goodwill, RMB214 million was allocated to deferred tax liabilities and RMB1,035 million was allocated to net assets acquired.

Cainiao Network (Note 4(g)) is also an existing shareholder of Best Logistics with an approximately 5% equity interest. Upon the consolidation of Cainiao Network in October 2017, the Company began to account for Cainiao Network’s investment in Best Logistics under the equity method (Note 14), and the fair value of this investment at the time amounting to US$215 million (RMB1,420 million) was recognized as the new investment cost. Out of this amount, RMB652 million was allocated to amortizable intangible assets, RMB270 million was allocated to goodwill, RMB131 million was allocated to deferred tax liabilities and RMB629 million was allocated to net assets acquired.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020

4.	Significant equity transactions, mergers and acquisitions and investments (Continued)

(aa) Investment in BEST Inc. (formerly known as Best Logistics Technologies Limited) (“Best Logistics”) (Continued)

After the completion of these transactions, the Company’s equity interest in Best Logistics was approximately 28%.

In September 2019, the Company subscribed for convertible senior notes issued by Best Logistics for a cash consideration of US$100 million. These convertible senior notes bear interest at a rate of 1.75% per annum and will mature in October 2024. These convertible senior notes are accounted for under the fair value option and recorded under investment securities (Note 12).

In June 2020, the Company subscribed for additional convertible senior notes issued by Best Logistics for a cash consideration of US$150 million. These convertible senior notes bear interest at a rate of 4.50% per annum and will mature in June 2025.

Transactions that were not completed as of March 31, 2020

(ab) Additional investment in Banma Network Technology Co., Ltd. (“Banma”)

Banma is a PRC-based intelligent car operating system and solution provider. The Company holds an approximately 36% effective equity interest in Banma on a fully diluted basis through an investment vehicle, which the Company accounts for under the equity method (Note 14). Yunfeng is also an existing shareholder in Banma. In May 2020, the Company and other shareholders of Banma signed certain agreements relating to the restructuring of Banma, pursuant to which, in exchange for certain non-cash consideration, the Company will receive additional equity interest in Banma, resulting in an approximately 50% effective equity interest in Banma on a fully diluted basis upon the completion of the restructuring, which is subject to customary closing conditions.

(ac) Additional investment in Alibaba Health Information Technology Limited (“Alibaba Health”)

Alibaba Health, a consolidated subsidiary of the Company that is listed on the HKSE, engages in pharmaceutical and healthcare product sales business, establishes Internet healthcare platforms and explores digital health using cloud computing and big data technologies. In April 2020, the Company transferred its business relating to certain pharmaceutical products, medical purpose food products, medical devices, adult products, healthcare products, medical and healthcare services and certain regulated health food products on the Tmall and/or Tmall Global platforms to Alibaba Health for an aggregate consideration of HK$8.1 billion, which was settled through the issuance of approximately 861 million newly issued ordinary shares of Alibaba Health. Upon the closing of this transaction, the Company’s equity interest in Alibaba Health increased to approximately 60%.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020

5.	Revenue

Revenue by segment is as follows:

	Year ended March 31,
	2018 (i)	2019	2020

	(in millions of RMB)
Core commerce:
China commerce retail (ii)
- Customer management	114,285	145,684	175,396
- Commission	46,525	61,847	71,086
- Others (iii)	15,749	40,084	86,268
	176,559	247,615	332,750
China commerce wholesale (iv)	7,164	9,988	12,427
International commerce retail (v)	14,216	19,558	24,323
International commerce wholesale (vi)	6,625	8,167	9,594
Cainiao logistics services (vii)	6,759	14,885	22,233
Local consumer services (viii)	—	18,058	25,440
Others	2,697	5,129	9,337
Total core commerce	214,020	323,400	436,104
Cloud computing (ix)	13,390	24,702	40,016
Digital media and entertainment (x)	19,564	24,077	26,948
Innovation initiatives and others (xi)	3,292	4,665	6,643
Total	250,266	376,844	509,711

(i)	Revenue for the year ended March 31, 2018 has not been adjusted due to the adoption of ASC 606 under the modified retrospective method (Note 2(g)).
(ii)	Revenue from China commerce retail is primarily generated from the Company’s China retail marketplaces and includes revenue from customer management, sales of goods and commissions.
(iii)	“Others” revenue under China commerce retail is primarily generated by the Company’s New Retail and direct sales businesses, mainly Freshippo, Tmall Supermarket, direct import and Intime.
(iv)	Revenue from China commerce wholesale is primarily generated from 1688.com and includes revenue from membership fees and customer management.
(v)	Revenue from international commerce retail is primarily generated from Lazada and AliExpress and includes revenue from sales of goods, commissions, logistics services and customer management.
(vi)	Revenue from international commerce wholesale is primarily generated from Alibaba.com and includes membership fees and revenue from customer management.
(vii)	Revenue from Cainiao logistics services represents revenue from the domestic and international one-stop-shop logistics services and supply chain management solutions provided by Cainiao Network.
(viii)	Revenue from local consumer services primarily represents platform commissions, revenue from the provision of delivery services and other services provided by Ele.me.
(ix)	Revenue from cloud computing is primarily generated from the provision of services, such as elastic computing, database, storage, network virtualization services, large scale computing, security, management and application services, big data analytics, a machine learning platform and IoT services.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020

5.    Revenue (Continued)

(x)	Revenue from digital media and entertainment is primarily generated from Youku and UCWeb and includes revenue from customer management and membership fees.
(xi)	Revenue from innovation initiatives and others is primarily generated from businesses such as online games, Amap, Tmall Genie and other innovation initiatives. Other revenue also includes the SME Annual Fee received from Ant Group and its affiliates (Note 22).

Revenue by type is as follows:

	Year ended March 31,
	2018 (i)	2019	2020

	(in millions of RMB)
Customer management services
P4P, in-feed and display marketing	119,822	151,654	177,613
Other customer management services	9,076	13,962	19,850
Total customer management services	128,898	165,616	197,463
Commission	52,411	81,086	100,129
Membership fees	13,823	19,139	22,846
Logistics services	6,759	23,397	33,942
Cloud computing services	13,390	24,702	40,016
Sales of goods	18,719	46,942	95,503
Other revenue (ii)	16,266	15,962	19,812
Total	250,266	376,844	509,711

(i)	Revenue for the year ended March 31, 2018 has not been adjusted due to the adoption of ASC 606 under the modified retrospective method (Note 2(g)).
(ii)	Other revenue includes other value-added services provided through various platforms and the SME Annual Fee received from Ant Group and its affiliates (Note 22).

The amount of revenue recognized for performance obligations satisfied (or partially satisfied) in prior periods for contracts with expected duration of more than one year during the years ended March 31, 2019 and 2020 were not material.

6.	Other income, net

	Year ended March 31,
	2018	2019	2020

	(in millions of RMB)
Profit Share Payments (Note 4(l))	3,444	517	3,835
Government grants (i)	555	666	998
Amortization of restructuring reserve	(264)	(264)	(97)
Exchange differences	(1,679)	(1,950)	(514)
Others	2,104	1,252	3,217
Total	4,160	221	7,439

(i)	Government grants mainly represent amounts received from central and local governments in connection with the Company’s investments in local business districts and contributions to technology development.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020

7.	Leases

The Company entered into operating lease agreements primarily for shops and malls, offices, warehouses and land. Certain lease agreements contain an option for the Company to renew a lease for a term of up to five years or an option to terminate a lease early. The Company considers these options in determining the classification and measurement of the leases.

The leases may include variable payments based on measures such as the level of sales at a physical store, which are expensed as incurred.

Components of operating lease cost are as follows:

Year ended March 31, 2020
(in millions of RMB)
Operating lease cost	5,600
Variable lease cost	79
Total operating lease cost	5,679

For the year ended March 31, 2020, cash payments for operating leases and the operating lease assets obtained in exchange for operating lease liabilities amounted to RMB3,666 million and RMB6,001 million, respectively.

As of March 31, 2020, the Company’s operating leases had a weighted average remaining lease term of 10.8 years and a weighted average discount rate of 5.5%. Future lease payments under operating leases as of March 31, 2020 are as follows:

Amounts
(in millions of RMB)
For the year ending March 31,
2021	3,877
2022	3,140
2023	2,768
2024	2,542
2025	2,382
Thereafter	15,205
29,914
Less: imputed interest	(8,057)
Total operating lease liabilities (Note 19)	21,857

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020

8.	Income tax expenses

Composition of income tax expenses

	Year ended March 31,
	2018	2019	2020

	(in millions of RMB)
Current income tax expense	17,223	18,750	24,005
Deferred taxation	976	(2,197)	(3,443)
	18,199	16,553	20,562

Under the current laws of the Cayman Islands, the Company is not subject to tax on its income or capital gains. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax is imposed. The Company’s subsidiaries incorporated in Hong Kong were subject to the Hong Kong profits tax rate at 16.5% for the years ended March 31, 2018, 2019 and 2020. The Company’s subsidiaries incorporated in other jurisdictions were subject to income tax charges calculated according to the tax laws enacted or substantially enacted in the countries where they operate and generate income.

Current income tax expense primarily includes the provision for PRC Enterprise Income Tax (“EIT”) for subsidiaries operating in the PRC and withholding tax on earnings that have been declared for distribution by PRC subsidiaries to offshore holding companies. Substantially all of the Company’s income before income tax and share of results of equity investees are generated by these PRC subsidiaries. These subsidiaries are subject to EIT on their taxable income as reported in their respective statutory financial statements adjusted in accordance with the relevant tax laws, rules and regulations in the PRC.

Under the PRC Enterprise Income Tax Law (the “EIT Law”), the standard enterprise income tax rate for domestic enterprises and foreign invested enterprises is 25%. In addition, the EIT Law provides for, among others, a preferential tax rate of 15% for enterprises qualified as High and New Technology Enterprises. Further, certain subsidiaries were recognized as Software Enterprises and thereby entitled to full exemption from EIT for two years beginning from their first profitable calendar year and a 50% reduction for the subsequent three calendar years. In addition, a duly recognized Key Software Enterprise (“KSE”) within China’s national plan can enjoy a preferential EIT rate of 10%. The KSE status is subject to review by the relevant authorities every year and the timing of the annual review and notification by the relevant authorities may vary from year to year. The related reduction in tax expense as a result of official notification confirming KSE status is accounted for upon receipt of such notification.

The tax status of the subsidiaries of the Company with major taxable profits is described below:

●	Alibaba (China) Technology Co., Ltd. (“Alibaba China”) and Taobao (China) Software Co., Ltd. (“Taobao China”), entities primarily engaged in the operations of the Company’s wholesale marketplaces and Taobao Marketplace, respectively, obtained the annual review and notification relating to the renewal of the KSE status for the taxation years of 2016, 2017 and 2018 in the quarters ended September 30, 2017, 2018 and 2019, respectively. Accordingly, Alibaba China and Taobao China, which had qualified as High and New Technology Enterprises and applied an EIT rate of 15% for the taxation years of 2016, 2017 and 2018, reflected the reduction in tax rate to 10% for the taxation years of 2016, 2017 and 2018 in the consolidated income statements for the years ended March 31, 2018, 2019 and 2020.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020

8.	Income tax expenses (Continued)
●	Zhejiang Tmall Technology Co., Ltd. (“Tmall China”), an entity primarily engaged in the operations of Tmall, was recognized as a High and New Technology Enterprise and also granted the Software Enterprise status and was thereby entitled to an income tax exemption for two years beginning from its first profitable taxation year of 2012, and a 50% reduction for the subsequent three years starting from the taxation year of 2014. Accordingly, Tmall China was entitled to an EIT rate of 12.5% during the taxation year of 2016. Tmall China obtained notification of recognition as a KSE for the taxation years of 2016, 2017 and 2018 in the quarters ended September 30, 2017, 2018 and 2019. Accordingly, Tmall China, which had applied an EIT rate of 12.5%, 15% and 15% for the taxation years of 2016, 2017 and 2018, respectively, reflected the reduction in tax rate to 10% for the taxation years of 2016, 2017 and 2018 in the consolidated income statements for the years ended March 31, 2018, 2019 and 2020.

The total tax adjustments for Alibaba China, Taobao China, Tmall China and certain other PRC subsidiaries of the Company, amounting to RMB2,295 million, RMB4,656 million and RMB4,144 million, were recorded in the consolidated income statements for the years ended March 31, 2018, 2019 and 2020, respectively.

The annual review and notification relating to the renewal of the KSE status for the taxation year of 2019 has not yet been obtained as of March 31, 2020. Accordingly, Alibaba China, Taobao China and Tmall China continued to apply an EIT rate of 15% for the taxation year of 2019 as High and New Technology Enterprises.

Most of the remaining PRC entities of the Company are subject to EIT at 25% for the years ended March 31, 2018, 2019 and 2020.

Pursuant to the EIT Law, a 10% withholding tax is levied on dividends declared by PRC companies to their foreign investors. A lower withholding tax rate of 5% is applicable if direct foreign investors with at least 25% equity interest in the PRC company are incorporated in Hong Kong and meet the relevant requirements pursuant to the tax arrangement between mainland China and Hong Kong S.A.R. Since the equity holders of the major PRC subsidiaries of the Company are Hong Kong incorporated companies and meet the relevant requirements pursuant to the tax arrangement between mainland China and Hong Kong S.A.R., the Company has used 5% to provide for deferred tax liabilities on retained earnings which are anticipated to be distributed. As of March 31, 2020, the Company had accrued the withholding tax on substantially all of the distributable earnings of the PRC subsidiaries, except for those undistributed earnings that the Company intends to invest indefinitely in the PRC which amounted to RMB107.2 billion.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020

8.	Income tax expenses (Continued)

Composition of deferred tax assets and liabilities

	As of March 31,
	2019	2020

	(in millions of RMB)
Deferred tax assets
Licensed copyrights	2,475	3,148
Tax losses carried forward and others (i)	21,896	33,210
	24,371	36,358
Valuation allowance	(21,838)	(28,768)
Total deferred tax assets	2,533	7,590

Deferred tax liabilities
Identifiable intangible assets	(12,659)	(12,729)
Withholding tax on undistributed earnings (ii)	(7,901)	(8,102)
Equity investees and others (iii)	(1,957)	(23,067)
Total deferred tax liabilities	(22,517)	(43,898)
Net deferred tax liabilities	(19,984)	(36,308)

(i)	Others is primarily comprised of share-based compensation, fair value change of certain investment securities, share of losses of certain equity investees, as well as accrued expenses which are not deductible until paid under PRC tax laws.
(ii)	The related deferred tax liabilities as of March 31, 2019 and 2020 were provided on the assumption that substantially all of the distributable earnings of PRC subsidiaries will be distributed as dividends, except for those undistributed earnings that the Company intends to invest indefinitely in the PRC which amounted to RMB49.7 billion and RMB107.2 billion, respectively.
(iii)	This amount primarily represents deferred tax liabilities in relation to certain equity investees, which includes the deferred tax effect on the gain in relation to the receipt of the 33% equity interest in Ant Group of RMB19.7 billion (Note 4(l)), and investment securities.

Valuation allowances provided on the deferred tax assets mainly related to the tax losses carried forward due to the uncertainty surrounding their realization. If events occur in the future that improve the certainty of realization, an adjustment to the valuation allowances will be made and consequently income tax expenses will be reduced.

As of March 31, 2020, the accumulated tax losses of subsidiaries incorporated in Hong Kong S.A.R., Singapore and Indonesia, subject to the agreement of the relevant tax authorities, of RMB5,840 million, RMB5,090 million and RMB4,742 million, respectively, are allowed to be carried forward to offset against future taxable profits. The carry forward of tax losses in Hong Kong S.A.R. and Singapore generally has no time limit, while the tax losses in Indonesia will expire, if unused, in the years ending March 31, 2021 through 2025. The accumulated tax losses of subsidiaries incorporated in the PRC, subject to the agreement of the PRC tax authorities, of RMB88,805 million as of March 31, 2020 will expire, if unused, in the years ending March 31, 2021 through 2025.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020

8.	Income tax expenses (Continued)

Reconciliation of the differences between the statutory EIT rate applicable to profits of the consolidated entities and the income tax expenses of the Company:

	Year ended March 31,
	2018	2019	2020

	(in millions of RMB, except per
	share data)
Income before income tax and share of result of equity investees	100,403	96,221	166,645
Income tax computed at statutory EIT rate (25%)	25,101	24,055	41,661
Effect of different tax rates available to different jurisdictions	392	(1,568)	(1,085)
Effect of tax holiday and preferential tax benefit on assessable profits of subsidiaries incorporated in the PRC	(14,782)	(17,687)	(18,552)
Effect of the gain in relation to the receipt of the 33% equity interest in Ant Group (Note 4(l))	—	—	(17,890)
Non-deductible expenses and non-taxable income, net (i)	1,780	8,168	9,553
Tax savings from additional deductions on certain research and development expenses available for subsidiaries incorporated in the PRC (ii)	(2,330)	(5,774)	(7,219)
Withholding tax on the earnings distributed and anticipated to be remitted	4,393	3,954	4,621
Change in valuation allowance and others (iii)	3,645	5,405	9,473
Income tax expenses	18,199	16,553	20,562
Effect of tax holidays inside the PRC on basic earnings per share (RMB)	0.72	0.86	0.88
Effect of tax holidays inside the PRC on basic earnings per ADS (RMB)	5.79	6.86	7.06

(i)	Expenses not deductible for tax purposes and non-taxable income primarily represent share-based compensation expense, investment income (loss), interest expense and exchange differences. Investment income (loss) during the year ended March 31, 2018 includes gains from the revaluation of previously held equity interests relating to the acquisitions of Cainiao Network (Note 4(g)) and Intime (Note 4(h)). Investment income (loss) during the year ended March 31, 2019 includes gains from the revaluation of previously held equity interest relating to the acquisitions of Koubei (Note 4(d)) and Alibaba Pictures (Note 4(c)). Investment income (loss) during the year ended March 31, 2020 includes the gain from the deconsolidation of the Company’s AliExpress Russia businesses (Note 4(k)).
(ii)	This amount represents tax incentives relating to the research and development expenses of certain major operating subsidiaries in the PRC.
(iii)	This amount primarily represents valuation allowance against the deferred tax assets associated with operating losses and amortization of licensed copyrights, as well as other tax benefits which were not previously recognized.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020

9.Share-based awards

Share-based awards such as RSUs, incentive and non-statutory options, restricted shares, dividend equivalents, share appreciation rights and share payments may be granted to any directors, employees and consultants of the Company or affiliated companies under the equity incentive plan adopted in 2011, which govern the terms of the awards. In September 2014, the Company adopted a post-IPO equity incentive plan (the “2014 Plan”) which has a ten-year term. Share-based awards are only available for issuance under the 2014 Plan. If an award under the previous plan terminates, expires or lapses, or is canceled for any reason, ordinary shares subject to the award become available for the grant of a new award under the 2014 Plan. Starting from April 1, 2015 and on each anniversary thereof, an additional amount equal to the lesser of (A) 200,000,000 ordinary shares (previously 25,000,000 ordinary shares before the Share Subdivision as detailed in Note 2(a)), and (B) such lesser number of ordinary shares as determined by the board of directors will become available for the grant of a new award under the 2014 Plan. All share-based awards granted under the 2014 Plan are subject to dilution protection should the capital structure of the Company be affected by a share split, reverse share split, share dividend or other dilutive action. The 2014 Plan has substantially similar terms as the plan adopted in 2011 except that (i) the 2014 Plan is administered by the compensation committee of the board (or a subcommittee thereof), or such other committee of the board to which the board has delegated power to act, or the board in the absence of any such committee, and (ii) certain terms are adjusted for the purposes of compliance with the Sarbanes-Oxley Act of 2002, U.S. Securities Act of 1933 and the regulations thereunder, as amended from time to time and U.S. Securities Exchange Act of 1934 and the regulations thereunder, as amended from time to time, among others. As of March 31, 2020, the number of shares authorized but unissued was 265,848,704 ordinary shares.

RSUs and share options granted are generally subject to a four-year vesting schedule as determined by the administrator of the plans. Depending on the nature and the purpose of the grant, RSUs and share options generally vest 25% or 50% upon the first or second anniversary of the vesting commencement date, respectively, as provided in the grant agreement, and 25% every year thereafter. No outstanding RSUs or share options will be subject to vesting or exercisable after the expiry of a maximum of six years from the date of grant. Certain RSUs and share options granted to the senior management members of the Company are subject to a six-year vesting schedule. No outstanding RSUs or share options will be subject to vesting or exercisable after the expiry of a maximum of ten years from the date of grant.

Following the Share Subdivision and the ADS Ratio Change that became effective on July 30, 2019 as detailed in Note 2 (a), each ordinary share was subdivided into eight ordinary shares and each ADS represents eight ordinary shares. Pro-rata adjustments have been made to the number of ordinary shares underlying each RSU and share option granted, so as to give the participants the same proportion of the equity that they would have been entitled to prior to the Share Subdivision. Prior to July 30, 2019, one ordinary share was issuable upon the vesting of one outstanding RSU or the exercise of one outstanding share option, respectively. Subsequent to the Share Subdivision, eight ordinary shares are issuable upon the vesting of one outstanding RSU or the exercise of one outstanding share option, respectively. The Share Subdivision has no impact on the number of RSUs, the number of share options, the weighted average grant date fair value per RSU and the weighted average exercise price per share option as stated below.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020

9.	Share-based awards (Continued)

(a)  RSUs relating to ordinary shares of the Company

A summary of the changes in the RSUs relating to ordinary shares granted by the Company during the year ended March 31, 2020 is as follows:

		Weighted-
		average
	Number	grant date
	of RSUs	fair value
		US$
Awarded and unvested as of April 1, 2019	64,346,493	136.00
Granted	29,250,126	177.87
Vested	(23,832,690)	119.73
Canceled/forfeited	(4,304,967)	150.77
Awarded and unvested as of March 31, 2020	65,458,962	159.66
Expected to vest as of March 31, 2020 (i)	53,984,254	157.66

(i)	RSUs expected to vest are the result of applying the pre-vesting forfeiture rate assumptions to total outstanding RSUs.

During the years ended March 31, 2018 and 2019, the RSUs held by non-employees were subject to re-measurement through each vesting date to determine the appropriate amount of the expense. Upon the adoption of ASU 2018-07 beginning on April 1, 2019, the Company no longer re-measures equity-classified share-based awards granted to non-employees (Note 2(k)). As of March 31, 2019 and 2020, 1,878,835 and 2,531,102 outstanding RSUs were held by non-employees, respectively.

As of March 31, 2020, there were RMB26,476 million of unamortized compensation costs related to these outstanding RSUs, net of expected forfeitures and after re-measurement applicable to the awards granted to non-employees before the adoption of ASU 2018-07 beginning on April 1, 2019. These amounts are expected to be recognized over a weighted average period of 2.0 years.

During the years ended March 31, 2018, 2019 and 2020, the Company recognized share-based compensation expense of RMB16,165 million, RMB22,137 million and RMB25,651 million, respectively, in connection with the above RSUs.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020

9.	Share-based awards (Continued)

(b)  Share options relating to ordinary shares of the Company

A summary of the changes in the share options relating to ordinary shares granted by the Company during the year ended March 31, 2020 is as follows:

			Weighted
		Weighted	average
	Number	average	remaining
	of share	exercise	contractual
	options	price	life
		US$	(in years)
Outstanding as of April 1, 2019	7,117,206	72.88	3.7
Granted	1,000,000	182.48
Exercised	(1,706,403)	81.55
Canceled/forfeited/expired	(17,500)	35.78
Outstanding as of March 31, 2020	6,393,303	87.81	3.4
Vested and exercisable as of March 31, 2020	3,185,168	68.44	2.5
Vested and expected to vest as of March 31, 2020 (i)	6,123,143	84.24	3.3

(i)	Share options expected to vest are the result of applying the pre-vesting forfeiture rate assumptions to total outstanding share options.

During the years ended March 31, 2018 and 2019, the share options held by non-employees were subject to re-measurement through each vesting date to determine the appropriate amount of the expense. Upon the adoption of ASU 2018-07 beginning on April 1, 2019, the Company no longer re-measures equity-classified share-based awards granted to non-employees (Note 2(k)). As of March 31, 2019 and 2020, 76,550 and 56,550 outstanding share options were held by non-employees, respectively.

As of March 31, 2020, the aggregate intrinsic value of all outstanding options was RMB4,834 million. As of the same date, the aggregate intrinsic value of options that were vested and exercisable and options that were vested and expected to vest was RMB2,846 million and RMB4,785 million, respectively.

During the years ended March 31, 2018, 2019 and 2020, the weighted average grant date fair value of share options granted was nil, nil and US$57.33, respectively, and the total grant date fair value of options vested during the same years was RMB452 million, RMB311 million and RMB295 million, respectively. During the same years, the aggregate intrinsic value of share options exercised was RMB1,980 million, RMB708 million and RMB1,011 million, respectively.

Cash received from option exercises under the share option plans for the years ended March 31, 2018, 2019 and 2020 was RMB174 million, RMB220 million and RMB960 million, respectively.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020

9.	Share-based awards (Continued)

(b)  Share options relating to ordinary shares of the Company (Continued)

No share options were granted during the years ended March 31, 2018 and 2019. The fair value of each option grant is estimated on the date of grant using the Black-Scholes model by applying the assumptions below:

Year ended March 31,
2020
Risk-free interest rate (i)	1.68%
Expected dividend yield (ii)	0%
Expected life (years) (iii)	4.50
Expected volatility (iv)	34.7%

(i)	Risk-free interest rate is based on the yields of United States Treasury securities with maturities similar to the expected life of the share options in effect at the time of grant.
(ii)	Expected dividend yield is assumed to be nil as the Company has no history or expectation of paying a dividend on its ordinary shares.
(iii)	Expected life of share options is based on management’s estimate on timing of exercise of share options.
(iv)	Expected volatility is assumed based on the historical volatility of the Company and the Company’s comparable companies in the period equal to the expected life of each grant.

As of March 31, 2020, there were RMB285 million of unamortized compensation costs related to these outstanding share options, net of expected forfeitures and after re-measurement applicable to the awards granted to non-employees before the adoption of ASU 2018-07 beginning on April 1, 2019. These amounts are expected to be recognized over a weighted average period of 2.7 years.

During the years ended March 31, 2018, 2019 and 2020, the Company recognized share-based compensation expense of RMB270 million, RMB181 million and RMB140 million, respectively, in connection with the above share options.

(c)  Partner Capital Investment Plan relating to ordinary shares of the Company

Beginning in 2013, the Company offered selected members of the Alibaba Partnership rights or interests to acquire restricted shares of the Company. For the rights or interests offered before 2016, these rights or interests and the underlying restricted shares were subject to a non-compete provision, and each right or interest entitles the holder to purchase eight restricted shares at an aggregate price of US$14.50, after the Share Subdivision as detailed in Note 2(a), during a four-year period. Upon the exercise of the rights or interests, the underlying ordinary shares may not be transferred for a period of eight years from the date of subscription of the relevant rights or interests. For the rights or interests offered since 2016, the rights or interests and the underlying restricted shares were subject to certain service provisions that were not related to employment, and each right or interest entitles the holder to purchase eight restricted shares at an aggregate price between US$23.00 and US$26.00, after the Share Subdivision as detailed in Note 2(a), over a period of ten years from the vesting commencement date.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020

9.	Share-based awards (Continued)

(c)   Partner Capital Investment Plan relating to ordinary shares of the Company (Continued)

The number of ordinary shares underlying these rights or interests is 144,000,000 shares (previously 18,000,000 shares before the Share Subdivision as detailed in Note 2(a)). As of March 31, 2020, there are 16,029,648 shares underlying these rights or interests available for offering (previously 2,003,706 shares before the Share Subdivision as detailed in Note 2(a)). The rights or interests offered before 2016 were accounted for as noncontrolling interests of the Company as these rights or interests were issued by the Company’s subsidiaries and classified as equity at the subsidiary level. The rights or interests offered in the subsequent periods were accounted for as share options issued by the Company.

As of March 31, 2020, there were RMB967 million of unamortized compensation costs related to these rights or interests, net of expected forfeitures and after re-measurement applicable to the awards granted to non-employees before the adoption of ASU 2018-07 beginning on April 1, 2019. These amounts are expected to be recognized over a weighted average period of 4.4 years. Share-based compensation expense of RMB435 million, RMB409 million and RMB425 million was recognized in connection with these rights or interests for the years ended March 31, 2018, 2019 and 2020, respectively.

The fair value of each right or interest to acquire restricted shares is estimated on the subscription date using the Black-Scholes model by applying the assumptions below:

	Year ended March 31,
	2018	2019	2020
Risk-free interest rate (i)	2.07%	2.94%	1.64%
Expected dividend yield (ii)	0%	0%	0%
Expected life (years) (iii)	8.25	8.25	8.25
Expected volatility (iv)	34.2%	33.0%	33.1%

(i)	Risk-free interest rate is based on the yields of United States Treasury securities with maturities similar to the expected life of the share-based awards in effect at the time of grant.
(ii)	Expected dividend yield is assumed to be nil as the Company has no history or expectation of paying a dividend on its ordinary shares.
(iii)	Expected life of the rights or interests is based on management’s estimate on timing of exercise of the rights or interests.
(iv)	Expected volatility is assumed based on the historical volatility of the Company’s comparable companies in the period equal to expected life of each right or interest.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020

9.	Share-based awards (Continued)

(d)  Share-based awards relating to Ant Group

Since March 2014, Junhan, the general partner of which is a company wholly-owned by the Company’s director and former executive chairman and a major equity holder of Ant Group, has made grants of share economic rights linked to the valuation of Ant Group (the “SERs”) to certain employees of the Company. In addition, Ant Group has granted RSUs and share appreciation rights (the “SARs”) to certain employees of the Company since April 2018 and July 2019, respectively. The SERs will be settled by Junhan upon disposal of these awards by the holders. The RSUs and SARs will be settled by Ant Group upon vesting or exercise of these awards. Junhan and Ant Group have the right to repurchase the vested awards (or any underlying equity for the settlement of the vested awards) granted by them, as applicable, from the holders upon an initial public offering of Ant Group or the termination of the holders’ employment with the Company at a price to be determined based on the then fair market value of Ant Group. These awards are generally subject to a four-year vesting schedule as determined by the administrator of the plan. Depending on the nature and the purpose of the grant, these awards generally vest 25% or 50% upon the first or second anniversary of the vesting commencement date, respectively, as provided in the grant agreement, and 25% every year thereafter. Certain awards granted to the senior management members of the Company are subject to a six-year vesting schedule.

For accounting purposes, these awards meet the definition of a financial derivative. The cost relating to these awards is recognized by the Company and the related expense is recognized over the requisite service period in the consolidated income statements with a corresponding credit to additional paid-in capital. Subsequent changes in the fair value of these awards are recorded in the consolidated income statements. The expenses relating to the SERs and SARs are re-measured at the fair value on each reporting date until their settlement dates. The expenses relating to the RSUs granted by Ant Group are re-measured at the fair value on each reporting date until their vesting dates.

During the years ended March 31, 2018, 2019 and 2020, the Company recognized expenses of RMB2,278 million, RMB12,855 million and RMB1,261 million in respect of the share-based awards relating to Ant Group, respectively.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020

9.	Share-based awards (Continued)

(d)  Share-based awards relating to Ant Group (Continued)

The Company had no obligation to reimburse Junhan and Ant Group for the cost associated with the awards granted during all the periods presented. In June 2020, the parties entered into equity-based awards grant and settlement agreements pursuant to which the parties will settle with each other the cost associated with the awards that will be granted to each other’s employees. The payment amounts will depend on the relative values of the awards to be granted in the future.

(e)   Share-based compensation expense by function

	Year ended March 31,
	2018	2019	2020

	(in millions of RMB)
Cost of revenue	5,505	8,915	7,322
Product development expenses	7,374	15,378	13,654
Sales and marketing expenses	2,037	4,411	3,830
General and administrative expenses	5,159	8,787	6,936
Total	20,075	37,491	31,742

10.    Earnings per share/ADS

Following the Share Subdivision and the ADS Ratio Change as detailed in Note 2(a), each ordinary share was subdivided into eight ordinary shares and each ADS represents eight ordinary shares. The weighted average number of ordinary shares used for the calculation of basic and diluted earnings per share/ADS for the years ended March 31, 2018 and 2019 have been retrospectively adjusted.

Basic earnings per share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of outstanding ordinary shares, adjusted for treasury shares. Basic earnings per ADS is derived from the basic earnings per share after the ADS Ratio Change.

For the calculation of diluted earnings per share, net income attributable to ordinary shareholders for basic earnings per share is adjusted by the effect of dilutive securities, including share-based awards, under the treasury stock method. Potentially dilutive securities, of which the amounts are insignificant, have been excluded from the computation of diluted net income per share if their inclusion is anti-dilutive. Diluted earnings per ADS is derived from the diluted earnings per share after the ADS Ratio Change.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020

10.    Earnings per share/ADS (Continued)

The following table sets forth the computation of basic and diluted net income per share/ADS for the following periods:

	Year ended March 31,
	2018	2019	2020

	(in millions of RMB, except share
	data and per share data)
Earnings per share
Numerator:
Net income attributable to ordinary shareholders for computing net income per ordinary share — basic	63,985	87,600	149,263
Dilution effect arising from share-based awards issued by subsidiaries and equity investees	(21)	(42)	(48)
Net income attributable to ordinary shareholders for computing net income per ordinary share — diluted	63,964	87,558	149,215

Shares (denominator):
Weighted average number of shares used in calculating net income per ordinary share-basic (million shares) (Note)	20,425	20,640	21,017
Adjustments for dilutive RSUs and share options (million shares) (Note)	456	348	329
Weighted average number of shares used in calculating net income per ordinary share-diluted (million shares) (Note)	20,881	20,988	21,346
Net income per ordinary share — basic (RMB) (Note)	3.13	4.24	7.10
Net income per ordinary share — diluted (RMB) (Note)	3.06	4.17	6.99

Earnings per ADS
Net income per ADS — basic (RMB)	25.06	33.95	56.82
Net income per ADS — diluted (RMB)	24.51	33.38	55.93

Note: Basic and diluted net income per ordinary share, weighted average number of shares and the adjustments for dilutive RSUs and share options for the years ended March 31, 2018 and 2019 have been retrospectively adjusted for the Share Subdivision and the ADS Ratio Change that were effective on July 30, 2019 as detailed in Note 2(a).

11.	Restricted cash and escrow receivables

	As of March 31,
	2019	2020

	(in millions of RMB)
Consumer protection fund deposits from merchants on China retail marketplaces (i)	—	12,195
Money received or receivable on payment services offered by AliExpress and others (ii)	8,518	3,284
	8,518	15,479

(i)	The amount represents consumer protection fund deposits received from merchants on the Company’s China retail marketplaces, which are restricted for the purpose of compensating consumers for claims against merchants. A corresponding liability is recorded in other deposits and advances received under accrued expenses, accounts payable and other liabilities (Note 19) on the consolidated balance sheets.
(ii)	The amount mainly represents customer funds held by external payment networks outside the PRC relating to AliExpress with a corresponding liability recorded under escrow money payable.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020

12.	Investment securities and fair value disclosure

	As of March 31, 2019
		Gross	Gross	Provision
	Original	unrealized	unrealized	for decline	Carrying
	cost	gains	losses	in value	value

	(in millions of RMB)
Equity securities:
Listed equity securities	57,121	15,968	(11,887)	—	61,202
Investments in privately held companies	81,894	14,107	(78)	(13,250)	82,673
Debt investments (i)	23,843	44	(20)	(725)	23,142
	162,858	30,119	(11,985)	(13,975)	167,017

	As of March 31, 2020
		Gross	Gross	Provision
	Original	unrealized	unrealized	for decline	Carrying
	cost	gains	losses	in value	value

	(in millions of RMB)
Equity securities:
Listed equity securities	68,488	18,070	(20,255)	—	66,303
Investments in privately held companies	92,832	19,601	(815)	(24,065)	87,553
Debt investments (i)	14,685	13	(1,555)	(1,436)	11,707
	176,005	37,684	(22,625)	(25,501)	165,563

(i)	Debt investments include convertible and exchangeable bonds accounted for under the fair value option, for which the fair value as of March 31, 2019 and 2020 were RMB2,742 million and RMB4,704 million, respectively. The aggregate fair value of these convertible and exchangeable bonds was higher (lower) than their aggregate unpaid principal balance as of March 31, 2019 and 2020 by RMB197 million and RMB(1,576) million, respectively. Unrealized gains (losses) recorded on these convertible and exchangeable bonds in the consolidated income statements were RMB44 million and RMB(1,651) million during the years ended March 31, 2019 and 2020, respectively. As of March 31, 2019, debt investments also included investments in certain wealth management products amounting to RMB6.9 billion. These investments were pledged to a financial institution in the PRC to secure a financing provided by this financial institution amounting to RMB6.9 billion to one of the Company’s founders and an equity holder in certain of the Company’s variable interest entities, to support his minority investment through a PRC limited partnership in Wasu Media Holding Co., Ltd., a company listed on the Shenzhen Stock Exchange. As of March 31, 2020, the pledge on these investments has been removed and the investments have been redeemed.

Details of the significant additions during the years ended March 31, 2018, 2019 and 2020 are set out in Note 4.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020

12.	Investment securities and fair value disclosure (Continued)

For equity securities, a summary of gains and losses, including impairment losses, recognized in interest and investment income, net is as follows:

	Year ended March 31,
	2018	2019	2020

	(in millions of RMB)
Net unrealized gains (losses) recognized during the period for equity securities still held as of the end of the period	11	598	(15,264)
Net gains recognized during the period from disposals of equity securities during the period	1	5,120	803
Net gains (losses) recognized during the period on equity securities	12	5,718	(14,461)

The Company elected to record a majority of equity investments in privately held companies over which the Company neither has control nor significant influence through investment in common stock or in-substance common stock using the measurement alternative (Note 2(t)). During the years ended March 31, 2019 and 2020, upward adjustments of RMB15,474 million and RMB4,528 million were recorded in interest and investment income, net, in the consolidated income statements, respectively. During the same periods, impairments and downward adjustments of RMB10,404 million and RMB11,031 million were recorded in interest and investment income, net, in the consolidated income statements, respectively. The Company’s impairment analysis considers both qualitative and quantitative factors that may have a significant effect on the fair value of these equity securities. As of March 31, 2019 and 2020, the amount of investments in privately held companies for which the Company elected to record using the measurement alternative amounted to RMB81,514 million and RMB80,939 million, respectively.

During the years ended March 31, 2018, 2019 and 2020, no realized gains or losses were recognized for the disposal of debt investments. During the same periods, impairment losses on debt investments of RMB6 million, RMB546 million and RMB890 million were recorded in interest and investment income, net in the consolidated income statements, respectively.

The carrying amount of debt investments approximates their fair value due to the fact that the related effective interest rates approximate rates currently offered by financial institutions for similar debt instruments of comparable maturities.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020

12.	Investment securities and fair value disclosure (Continued)

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. To increase the comparability of fair value measures, the following hierarchy prioritizes the inputs to valuation methodologies used to measure fair value:

Level 1	—	Valuations based on unadjusted quoted prices for identical assets and liabilities in active markets.
Level 2	—

Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3	—	Valuations based on unobservable inputs reflecting assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Fair value of short-term investments and listed equity securities are based on quoted prices in active markets for identical assets or liabilities. Certain other financial instruments, such as interest rate swap contracts and certain call option agreements, are valued based on inputs derived from or corroborated by observable market data. Valuations of convertible and exchangeable bonds that do not have a quoted price are performed using valuation models such as the binomial model with unobservable inputs including risk-free interest rate and expected volatility. The valuation of contingent consideration is performed using an expected cash flow method with unobservable inputs including the probability to achieve the contingencies, which is assessed by the Company, in connection with the contingent consideration arrangements. Investments in privately held companies for which the Company elected to record using the measurement alternative are re-measured on a non-recurring basis, and are categorized within Level 3 under the fair value hierarchy. The values are estimated based on valuation methods using the observable transaction price at the transaction date and other unobservable inputs including volatility, as well as rights and obligations of the securities.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020

12.	Investment securities and fair value disclosure (Continued)

The following table summarizes the Company’s assets and liabilities that are measured at fair value on a recurring basis and are categorized under the fair value hierarchy:

	As of March 31, 2019
	Level 1	Level 2	Level 3	Total

	(in millions of RMB)
Assets
Short-term investments	3,262	—	—	3,262
Restricted cash and escrow receivables	8,518	—	—	8,518
Listed equity securities (i)	61,202	—	—	61,202
Convertible bonds (i)	244	—	2,498	2,742
Interest rate swap contracts (ii)	—	331	—	331
Others	604	1,444	1,159	3,207
	73,830	1,775	3,657	79,262
Liabilities
Contingent consideration in relation to investments and acquisitions (iii)	—	—	5,122	5,122
	—	—	5,122	5,122

	As of March 31, 2020
	Level 1	Level 2	Level 3	Total

	(in millions of RMB)
Assets
Short-term investments	64	28,414	—	28,478
Restricted cash and escrow receivables	15,479	—	—	15,479
Listed equity securities (i)	66,303	—	—	66,303
Convertible and exchangeable bonds (i)	—	709	3,995	4,704
Call option agreements (ii)	—	1,521	145	1,666
Others	144	5,114	2,852	8,110
	81,990	35,758	6,992	124,740
Liabilities
Contingent consideration in relation to investments and acquisitions (iii)	—	—	4,400	4,400
Interest rate swap contracts and others (iii)	—	156	338	494
	—	156	4,738	4,894

(i)	Included in investments securities on the consolidated balance sheets.
(ii)	Included in prepayments, receivables and other assets on the consolidated balance sheets.
(iii)	Included in accrued expenses, accounts payable and other liabilities on the consolidated balance sheets.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020

12.Investment securities and fair value disclosure (Continued)

Convertible and exchangeable bonds categorized within Level 3 under the fair value hierarchy:

Amounts
(in millions of RMB)
Balance as of April 1, 2018	1,256
Additions	1,153
Foreign currency translation adjustments	89
Balance as of March 31, 2019	2,498
Additions	5,508
Net decrease in fair value	(1,640)
Conversion or expiration	(2,468)
Foreign currency translation adjustments	97
Balance as of March 31, 2020	3,995

Contingent consideration in relation to investments and acquisitions categorized within Level 3 under the fair value hierarchy:

Amounts
(in millions of RMB)
Balance as of April 1, 2018	120
Additions (i)	4,790
Net decrease in fair value	(45)
Foreign currency translation adjustments	257
Balance as of March 31, 2019	5,122
Additions (i)	1,049
Net decrease in fair value	(55)
Payment	(2,093)
Foreign currency translation adjustments	377
Balance as of March 31, 2020	4,400

(i)	Additions during the year ended March 31, 2019 were related to the acquisition of Ele.me (Note 4(d)).

Additions during the year ended March 31, 2020 were related to the acquisition of Kaola (Note 4(b)).

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020

13.	Prepayments, receivables and other assets

	As of March 31,
	2019	2020

	(in millions of RMB)
Current:
Accounts receivable, net of allowance	13,771	19,786
Inventories	8,534	14,859
VAT receivables, net of allowance	7,347	11,826
Amounts due from related companies (i)	7,445	11,029
Advances to/receivables from customers, merchants and others	4,689	8,231
Prepaid cost of revenue, sales and marketing and other expenses	7,049	7,547
Deferred direct selling costs (ii)	1,990	2,000
Interest receivables	867	984
Licensed copyrights (Note 2(y))	1,126	780
Others	5,772	7,187
	58,590	84,229
Non-current:
Operating lease right-of-use assets (iii)	—	34,660
Film costs and prepayment for licensed copyrights and others	7,205	8,517
Deferred tax assets (Note 8)	2,533	7,590
Prepayment for acquisition of property and equipment	7,643	3,503
Deferred direct selling costs (ii)	281	275
Land use rights, net (iii)	6,419	—
Others	3,937	3,440
	28,018	57,985

(i)	Amounts due from related companies primarily represent balances arising from transactions with Ant Group (Notes 4(l) and 22). The balances are unsecured, interest free and repayable within the next twelve months.
(ii)	The Company is obligated to pay certain costs upon the receipt of membership fees from merchants or other customers, which primarily consist of sales commissions. The membership fees are initially deferred and recognized as revenue in the consolidated income statements in the period in which the services are rendered. As such, the related costs are also initially deferred and recognized in the consolidated income statements in the same period as the related service fees are recognized.
(iii)	Upon the initial application of ASC 842 on April 1, 2019, land use rights, net amounting to RMB6,419 million were identified as operating lease right-of-use assets. Such amount was included in the opening balance of operating lease right-of-use assets as of April 1, 2019 with no adjustments made to the comparative periods.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020

14.	Investments in equity investees

Amounts
(in millions of RMB)
Balance as of April 1, 2018	79,758
Additions (i)	14,360
Share of results, other comprehensive income and other reserves (ii)	1,905
Disposals and distributions received	(1,160)
Transfers (iii)	(10,153)
Impairment loss	(493)
Foreign currency translation adjustments	237
Balance as of March 31, 2019	84,454
Additions (i)	103,832
Share of results, other comprehensive income and other reserves (ii)	5,634
Disposals and distributions received	(912)
Transfers (iii)	8,060
Impairment loss (iv)	(11,824)
Foreign currency translation adjustments	388
Balance as of March 31, 2020	189,632

(i)	Details of the significant additions of the investments in equity investees are set out in Note 4. During the year ended March 31, 2020, additions were primarily related to the 33% equity interest in Ant Group received pursuant to the SAPA (Note 4(l)).
(ii)	Share of results, other comprehensive income and other reserves include the share of results of the equity investees, the gain or loss arising from the deemed disposal of the equity investees and the amortization of basis differences. The amount excludes the expenses relating to the share-based awards underlying the equity of the Company and Ant Group granted to employees of certain equity investees.
(iii)	During the year ended March 31, 2019, transfers were primarily related to the consolidation of Alibaba Pictures (Note 4(c)).

During the year ended March 31, 2020, transfers were primarily related to the deconsolidation of the Company’s AliExpress Russia businesses, which were contributed to the AliExpress Russia Joint Venture (Note 4(k)).

(iv)	Impairment loss recorded represents other-than-temporary decline in fair value below the carrying value of the investments in equity investees. The valuation inputs for the fair value measurement with respect to the impairments include the stock price for equity investees that are listed, as well as certain unobservable inputs that are not subject to meaningful aggregation.

As of March 31, 2020, equity method investments with an aggregate carrying amount of RMB53,352 million that are publicly traded have increased in value and the total market value of these investments amounted to RMB68,105 million. As of March 31, 2020, the Company’s retained earnings included undistributed earnings from equity investees of RMB7,555 million.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020

14.	Investments in equity investees (Continued)

For the years ended March 31, 2018, 2019 and 2020, equity method investments held by the Company in aggregate have met the significance criteria as defined under Rule 4-08 (g) of Regulation S-X. As such, the Company is required to present summarized financial information for all of its equity method investments as a group as follows:

	Year ended March 31,
	2018	2019	2020

	(in millions of RMB)
Operating data:
Revenue	284,706	488,775	553,387
Cost of revenue	(242,068)	(405,074)	(443,198)
(Loss) Income from operations	(7,072)	3,840	5,274
Net income	195	2,923	30,578

	As of March 31,
	2019	2020

	(in millions of RMB)
Balance sheet data:
Current assets	257,502	602,212
Non-current assets	222,484	513,773
Current liabilities	205,272	451,951
Non-current liabilities	34,191	134,030
Noncontrolling interests and mezzanine equity	10,151	19,958

15.	Property and equipment, net

	As of March 31,
	2019	2020

	(in millions of RMB)
Buildings and property improvements	61,940	70,441
Computer equipment and software	53,187	67,382
Construction in progress	6,959	10,828
Furniture, office and transportation equipment	3,889	6,730
	125,975	155,381
Less: accumulated depreciation	(33,945)	(51,994)
Net book value	92,030	103,387

Depreciation expenses recognized for the years ended March 31, 2018, 2019 and 2020 were RMB8,654 million, RMB14,818 million and RMB20,325 million, respectively.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020

16.	Intangible assets, net

	As of March 31,
	2019	2020

	(in millions of RMB)
User base and customer relationships	47,913	50,016
Trade names, trademarks and domain names	22,592	26,151
Non-compete agreements	12,528	13,898
Developed technology and patents	9,510	10,051
Licensed copyrights (Note 2(y))	9,225	9,639
Others	1,358	384
	103,126	110,139
Less: accumulated amortization and impairment	(34,850)	(49,192)
Net book value	68,276	60,947

During the year ended March 31, 2020, the Company acquired intangible assets amounting to RMB5,626 million in connection with business combinations, which were measured at fair value upon acquisition and were primarily related to the acquisition of Kaola (Note 4(b)).

The estimated aggregate amortization expenses for each of the five succeeding fiscal years and thereafter are as follows:

Amounts
(in millions of RMB)
For the year ending March 31,
2021	13,761
2022	9,990
2023	8,528
2024	7,815
2025	4,975
Thereafter	15,878
60,947

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020

17.	Goodwill

Changes in the carrying amount of goodwill by segment for the years ended March 31, 2019 and 2020 were as follows:

			Digital media	Innovation
	Core	Cloud	and	initiatives and
	commerce	computing	entertainment	others	Total

	(in millions of RMB)
Balance as of April 1, 2018	116,798	368	40,307	4,676	162,149
Additions (i)	80,760	1,118	20,165	575	102,618
Foreign currency translation adjustments	157	(25)	36	—	168
Balance as of March 31, 2019	197,715	1,461	60,508	5,251	264,935
Additions (i)	12,695	1,111	—	815	14,621
Deconsolidation of subsidiaries	(299)	(85)	—	—	(384)
Measurement period adjustments (ii)	(532)	—	(1,292)	—	(1,824)
Impairment	—	—	(576)	—	(576)
Foreign currency translation adjustments	(46)	23	33	—	10
Balance as of March 31, 2020	209,533	2,510	58,673	6,066	276,782

(i)	During the year ended March 31, 2019, additions under the core commerce segment and the digital media and entertainment segment were primarily related to the acquisitions of Koubei and Ele.me (Note 4(d)) and the acquisition of Alibaba Pictures (Note 4(c)), respectively.

During the year ended March 31, 2020, additions under the core commerce segment included the acquisition of Kaola (Note 4(b)).

(ii)	During the year ended March 31, 2020, measurement period adjustments under the digital media and entertainment segment were primarily related to the adjustments to the fair value of intangible assets and certain other net assets acquired from the acquisition of Alibaba Pictures (Note 4(c)).

Gross goodwill balances were RMB268,879 million and RMB281,302 million as of March 31, 2019 and 2020, respectively. Accumulated impairment losses were RMB3,944 million and RMB4,520 million as of March 31, 2019 and 2020, respectively.

In the annual goodwill impairment assessment, the Company concluded that the carrying amounts of certain reporting units exceeded their respective fair values and recorded impairment losses of RMB494 million, nil and RMB576 million during the years ended March 31, 2018, 2019 and 2020, respectively. The impairment losses were resulted from a revision of long-term financial outlook and the change in business model of those reporting units. The impairment loss was determined by comparing the carrying amounts of goodwill associated with the reporting units with their respective implied fair values of the goodwill. The goodwill impairment is presented as an unallocated item in the segment information (Note 26) because the CODM of the Company does not consider this as part of the segment operating performance measure.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020

18.  Deferred revenue and customer advances

Deferred revenue and customer advances primarily represent service fees prepaid by merchants or customers for which the relevant services have not been provided. The respective balances are as follows:

	As of March 31,
	2019	2020

	(in millions of RMB)
Deferred revenue	18,448	23,195
Customer advances	13,814	17,168
	32,262	40,363
Less: current portion	(30,795)	(38,338)
Non-current portion	1,467	2,025

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

19.	Accrued expenses, accounts payable and other liabilities

	As of March 31,
	2019	2020

	(in millions of RMB)
Current:
Payables and accruals for cost of revenue and sales and marketing expenses	51,958	67,173
Other deposits and advances received (i)	10,447	25,443
Accrued bonus and staff costs, including sales commission	14,034	16,860
Payable to merchants and third party marketing affiliates	12,554	15,763
Payables and accruals for purchases of property and equipment	5,548	7,613
Other taxes payable (ii)	3,448	5,479
Amounts due to related companies (iii)	4,570	4,875
Contingent and deferred consideration in relation to investments and acquisitions	3,301	4,680
Operating lease liabilities (Note 7)	—	2,766
Accrued professional services and administrative expenses	2,361	2,176
Accrued donations	1,738	1,806
Accrual for interest expense	924	869
Others (iv)	6,828	6,033
	117,711	161,536
Non-current:
Operating lease liabilities (Note 7)	—	19,091
Contingent and deferred consideration in relation to investments and acquisitions	3,872	4,850
Others	2,315	1,322
	6,187	25,263

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020

19.	Accrued expenses, accounts payable and other liabilities (Continued)
(i)	Other deposits and advances received as of March 31, 2020 include customer protection fund deposits received from merchants on the Company’s China retail marketplaces (Note 11).
(ii)	Other taxes payable primarily represent VAT and PRC individual income tax of employees withheld by the Company.
(iii)	Amounts due to related companies primarily represent balances arising from the transactions with Ant Group (Note 22). The balances are unsecured, interest free and repayable within the next twelve months.
(iv)	Other current liabilities as of March 31, 2019 include a settlement provision of US$250 million (RMB1,679 million) for a U.S. federal class action lawsuit that has been pending since January 2015 (Note 25(g)). The amount has been paid as of March 31, 2020.

20.  Bank borrowings

Bank borrowings are analyzed as follows:

	As of March 31
	2019	2020

	(in millions of RMB)
Current portion:
Short-term other borrowings (i)	7,356	5,154
Non-current portion:
US$4.0 billion syndicated loan denominated in US$ (ii)	26,780	28,211
Long-term other borrowings (iii)	8,647	11,449
	35,427	39,660

(i)	As of March 31, 2019 and 2020, the Company had short-term borrowings from banks which were repayable within one year or on demand and charged interest rates ranging from 2.9% to 19.0% and 0.9% to 16.5% per annum, respectively. As of March 31, 2019 and 2020, the weighted average interest rate of these borrowings was 4.1% and 3.4% per annum, respectively. The borrowings are primarily denominated in RMB or HK$.
(ii)	As of March 31, 2019 and 2020, the Company had a five-year US$4.0 billion syndicated loan, which was entered into with a group of eight lead arrangers. The loan has a five-year bullet maturity and was priced at 110 basis points over LIBOR. Certain related floating interest payments are hedged by certain interest rate swap contracts entered into by the Company. The proceeds of the loan were used for general corporate and working capital purposes (including acquisitions). In May 2019, the loan terms were modified such that the interest rate of the loan was reduced to 85 basis points over LIBOR and the maturity of the loan was extended to May 2024.
(iii)	As of March 31, 2019 and 2020, the Company had long-term borrowings from banks with weighted average interest rates of 4.6% and 4.4% per annum, respectively. The borrowings are primarily denominated in RMB.

Certain other bank borrowings are collateralized by a pledge of certain buildings and property improvements, construction in progress and land use rights in the PRC with carrying values of RMB18,314 million and RMB18,744 million, as of March 31, 2019 and 2020, respectively. As of March 31, 2020, the Company is in compliance with all covenants in relation to bank borrowings.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020

20.  Bank borrowings (Continued)

In April 2017, the Company obtained a revolving credit facility provided by certain financial institutions for an amount of US$5.15 billion, which has not yet been drawn down. The interest rate on any outstanding utilized amount under this new credit facility is calculated based on LIBOR plus 95 basis points. This facility is reserved for general corporate and working capital purposes (including acquisitions).

As of March 31, 2020, the borrowings will be due according to the following schedule:

Principal amounts
(in millions of RMB)
Within 1 year	5,154
Between 1 to 2 years	879
Between 2 to 3 years	1,623
Between 3 to 4 years	684
Between 4 to 5 years	30,834
Beyond 5 years	5,784
44,958

21.  Unsecured senior notes

In November 2014, the Company issued unsecured senior notes including floating rate and fixed rate notes with varying maturities for an aggregate principal amount of US$8.0 billion (the “2014 Senior Notes”), of which US$1.3 billion was repaid in November 2017 and US$2.25 billion was repaid in November 2019. The 2014 Senior Notes are senior unsecured obligations that are listed on the HKSE, and interest is payable in arrears, quarterly for the floating rate notes and semiannually for the fixed-rate notes.

In December 2017, the Company issued another series of unsecured fixed rate senior notes with varying maturities for an aggregate principal amount of US$7.0 billion (the “2017 Senior Notes”). The 2017 Senior Notes are senior unsecured obligations that are listed on the Singapore Stock Exchange, and interest is payable in arrears semiannually.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020

21.  Unsecured senior notes (Continued)

The following table provides a summary of the Company’s unsecured senior notes as of March 31, 2019 and 2020:

	As of March 31,		Effective
	2019	2020	interest rate

	(in millions of RMB)
US$2,250 million 2.500% notes due 2019	15,110	—	—
US$1,500 million 3.125% notes due 2021	10,044	10,604	3.26%
US$700 million 2.800% notes due 2023	4,687	4,946	2.90%
US$2,250 million 3.600% notes due 2024	15,061	15,891	3.68%
US$2,550 million 3.400% notes due 2027	16,989	17,929	3.52%
US$700 million 4.500% notes due 2034	4,650	4,906	4.60%
US$1,000 million 4.000% notes due 2037	6,663	7,028	4.06%
US$1,750 million 4.200% notes due 2047	11,655	12,291	4.25%
US$1,000 million 4.400% notes due 2057	6,658	7,021	4.44%
Carrying value	91,517	80,616
Unamortized discount and debt issuance costs	589	550
Total principal amounts of unsecured senior notes	92,106	81,166
Less: current portion of principal amounts of unsecured senior notes	(15,127)	—
Non-current portion of principal amounts of unsecured senior notes	76,979	81,166

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

The 2014 Senior Notes and the 2017 Senior Notes contain covenants including, among others, limitation on liens, consolidation, merger and sale of the Company’s assets. As of March 31, 2020, the Company is in compliance with all these covenants. In addition, the 2014 Senior Notes and the 2017 Senior Notes rank senior in right of payment to all of the Company’s existing and future indebtedness expressly subordinated in right of payment to the notes and rank at least equally in right of payment with all of the Company’s existing and future unsecured unsubordinated indebtedness (subject to any priority rights pursuant to applicable law).

The proceeds from issuance of the 2014 Senior Notes were used in full to refinance a previous syndicated loan in the same amount. The proceeds from the issuance of the 2017 Senior Notes were used for general corporate purposes.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020

21.  Unsecured senior notes (Continued)

As of March 31, 2020, the future principal payments for the Company’s unsecured senior notes will be due according to the following schedule:

Principal amounts
(in millions of RMB)
Within 1 year	—
Between 1 to 2 years	10,633
Between 2 to 3 years	—
Between 3 to 4 years	4,962
Between 4 to 5 years	15,950
Thereafter	49,621
81,166

As of March 31, 2019 and 2020, the fair values of the Company’s unsecured senior notes, based on Level 2 inputs, were US$13,679 million (RMB91,964 million) and US$12,725 million (RMB90,206 million), respectively.

22.  Related party transactions

During the years ended March 31, 2018, 2019 and 2020, other than disclosed elsewhere, the Company had the following material related party transactions:

Transactions with Ant Group and its affiliates

	Year ended March 31,
	2018	2019	2020

	(in millions of RMB)
Amounts earned by the Company
Profit Share Payments (i)	3,444	517	3,835
Annual fee for SME loan business (ii)	956	954	954
Administrative and support services (iii)	676	1,017	1,224
Cloud computing revenue (iii)	482	761	1,872
Marketplace software technology services fee and other amounts earned (iii)	1,026	1,489	2,075
	6,584	4,738	9,960

Amounts incurred by the Company
Payment processing and escrow services fee (iv)	6,295	8,252	8,723
Other amounts incurred (iii)	1,894	1,328	2,743
	8,189	9,580	11,466

(i)	In 2014, the Company entered into the 2014 IPLA with Ant Group. Under the 2014 IPLA, the Company received the Profit Share Payments amounting to the sum of an expense reimbursement plus 37.5% of the consolidated pre-tax income of Ant Group, subject to certain adjustments. Upon the receipt of 33% equity interest in Ant Group in September 2019, the Company entered into the Amended IPLA and terminated the 2014 IPLA, and the Profit Share Payments arrangement was terminated (Note 4(l)).

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020

22.  Related party transactions (Continued)

Profit Share Payments were recognized in consolidated income statements, net of the costs incurred for the provision of the software technology services reimbursed by Ant Group. The amounts reimbursed by Ant Group to the Company were RMB37 million, RMB106 million and nil for the years ended March 31, 2018, 2019 and 2020, respectively.

(ii)	Pursuant to the SAPA (Note 4(l)), the Company entered into software system use and service agreements with Ant Group in 2014, under which the Company would receive annual fees for SME loan business for a term of seven years. In calendar years 2018 to 2021, the Company received or will receive annual fees equal to the amount received in calendar year 2017, which was equal to 2.5% of the average daily balance of the SME loans made by Ant Group and its affiliates during that year.
(iii)	The Company has other commercial arrangements, treasury management arrangements and cost sharing arrangements with Ant Group and its affiliates on various sales and marketing, cloud computing, treasury management, and other administrative and support services.
(iv)	The Company and Alipay, among others, entered into a commercial agreement in 2011 whereby the Company receives payment processing and escrow services in exchange for a payment for the services fee, which was recognized in cost of revenue.

As of March 31, 2019 and 2020, the Company had certain amounts of cash held in accounts managed by Alipay in connection with the provision of online and mobile commerce and related services for a total amount of RMB3,720 million and RMB6,486 million, respectively, which have been classified as cash and cash equivalents on the consolidated balance sheets.

Transactions with Cainiao Network

The Company has commercial arrangements with Cainiao Network to receive certain logistics services. Expenses incurred in connection with the logistics services provided by Cainiao Network of RMB3,437 million were recorded in the consolidated income statement for the period from April 1, 2017 to the date of consolidation of Cainiao Network in October 2017.

The Company also has cost sharing and other services arrangements with Cainiao Network and its subsidiaries primarily related to various administrative and support services. In connection with these services provided by the Company, RMB123 million were recorded in the consolidated income statement for the period from April 1, 2017 to the date of consolidation of Cainiao Network in October 2017.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020

22.  Related party transactions (Continued)

Transactions with other investees

The Company has commercial arrangements with certain investees of the Company related to cloud computing services. In connection with these services provided by the Company, RMB689 million, RMB1,111 million and RMB1,548 million were recorded in revenue in the consolidated income statements for the years ended March 31, 2018, 2019 and 2020, respectively.

The Company also has commercial arrangements with certain investees of the Company related to marketing services. In connection with these services provided to the Company, RMB760 million, RMB907 million and RMB1,146 million were recorded in cost of revenue and sales and marketing expenses in the consolidated income statements for the years ended March 31, 2018, 2019 and 2020, respectively.

The Company, including Cainiao Network, which the Company consolidated in October 2017, has commercial arrangements with certain investees of the Company related to logistics services. Revenues recognized in connection with these services provided by the Company of RMB72 million, RMB261 million and RMB1,400 million were recorded in the consolidated income statements for the years ended March 31, 2018, 2019 and 2020, respectively. Expenses incurred in connection with these services provided to the Company of RMB5,608 million, RMB12,933 million and RMB8,265 million were recorded in the consolidated income statements for the same periods, respectively.

The Company has extended loans to certain investees for working capital and other uses in conjunction with the Company’s investments. As of March 31, 2019 and 2020, the aggregate outstanding balance of these loans was RMB2,543 million and RMB4,352 million, respectively, with durations generally ranging from one month to ten years and interest rates of up to 10% per annum as of March 31, 2019, and durations generally ranging from one year to ten years and interest rates of up to 6% per annum as of March 31, 2020.

During the year ended March 31, 2020, the Company agreed to provide a guarantee for a term loan facility of HK$7.7 billion in favor of Hong Kong Cingleot Investment Management Limited (“Cingleot”), a company that is partially owned by Cainiao Network, in connection with a logistics center development project at the Hong Kong International Airport. As of March 31, 2020, HK$358 million was drawn down by Cingleot under this facility.

Other transactions

The Company’s digital economy offers different platforms on which different enterprises operate and the Company believes that all transactions on the Company’s platforms are conducted on terms obtained in arm’s length transactions with similar unrelated parties.

Other than the transactions disclosed above or elsewhere in the consolidated financial statements, the Company has commercial arrangements with SoftBank, its investees and other related parties to provide and receive certain marketing, cloud computing and other services and products. The amounts relating to these services provided and received represent less than 1% of the Company’s revenue and total costs and expenses, respectively, for the years ended March 31, 2018, 2019 and 2020.

In addition, the Company has made certain acquisitions and equity investments together with related parties from time to time during the years ended March 31, 2018, 2019 and 2020. The agreements for acquisitions and equity investments were entered into by the parties involved and conducted on fair value basis. The significant acquisitions and equity investments together with related parties are included in Note 4.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020

23.  Restricted net assets

PRC laws and regulations permit payments of dividends by the Company’s subsidiaries incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Company’s subsidiaries incorporated in the PRC are required to annually appropriate 10% of their net income to the statutory reserve prior to payment of any dividends, unless the reserve has reached 50% of their respective registered capital. Furthermore, registered share capital and capital reserve accounts are also restricted from distribution. As a result of the restrictions described above and elsewhere under PRC laws and regulations, the Company’s subsidiaries incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Company in the form of dividends. The restriction amounted to RMB114,715 million as of March 31, 2020. Except for the above or disclosed elsewhere, there is no other restriction on the use of proceeds generated by the Company’s subsidiaries to satisfy any obligations of the Company.

24.	Commitments

(a)   Capital commitments

Capital expenditures contracted for are analyzed as follows:

	As of March 31,
	2019	2020

	(in millions of RMB)
Contracted but not provided for:
Purchase of property and equipment	5,656	15,572
Construction of corporate campuses	3,576	8,982
	9,232	24,554

(b)  Operating lease commitments for office facility and transportation equipment

The Company has leased office premises and transportation equipment under non-cancellable operating lease agreements. These leases have different terms and renewal rights. As of March 31, 2019, the future aggregate minimum lease payments under non-cancellable operating leases are as follows:

As of March 31,
2019
(in millions of RMB)
No later than 1 year	4,984
Later than 1 year and no later than 5 years	10,675
More than 5 years	15,346
Total	31,005

For the years ended March 31, 2018 and 2019, the Company incurred rental expenses under operating leases of RMB2,279 million and RMB4,699 million, respectively. Upon the adoption of ASC 842 on April 1, 2019, operating lease liabilities are initially recognized based on the present value of future lease payments at lease commencement and the future lease payments under operating leases as of March 31, 2020 are disclosed in Note 7.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020

24.	Commitments (Continued)

(c)  Investment commitments

The Company was obligated to pay up to RMB23,954 million and RMB14,080 million for business combinations and equity investments under various arrangements as of March 31, 2019 and 2020, respectively. The commitment balance as of March 31, 2019 primarily includes the consideration for the investment relating to STO Express (Note 4(o)), Focus Media (Note 4(p)) and the remaining committed capital of certain investment funds. The commitment balance as of March 31, 2020 primarily includes the consideration for the investment in Focus Media (Note 4(p)) and the remaining committed capital of certain investment funds.

(d)  Other commitments

The Company also has other commitments including commitments for co-location and bandwidth fees, licensed copyrights and marketing expenses. These commitments are analyzed as follows:

	As of March 31,
	2019	2020

	(in millions of RMB)
No later than 1 year	21,768	27,398
Later than 1 year and no later than 5 years	22,291	19,261
More than 5 years	4,964	3,102
Total	49,023	49,761

As a marketing initiative, the Company entered into a framework agreement with the International Olympic Committee (the “IOC”) and the United States Olympic Committee in January 2017 for a long-term partnership arrangement through 2028. Joining in The Olympic Partner worldwide sponsorship program, the Company has become the official “E-Commerce Services” Partner and “Cloud Services” Partner of the IOC. In addition, the Company has been granted certain marketing rights, benefits and opportunities relating to future Olympic Games and related initiatives, events and activities. The Company committed to provide at least US$815 million worth of cash, cloud infrastructure services and cloud computing services, as well as marketing and media support in connection with various Olympic initiatives, events and activities, including the Olympic Games and the Winter Olympic Games through 2028.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020

25.	Risks and contingencies
(a)

The Company is incorporated in the Cayman Islands and considered as a foreign entity under PRC laws. Due to legal restrictions on foreign ownership and investment in, among other areas, value-added telecommunications services, which include the operations of Internet content providers, the Company conducts its Internet businesses and other businesses through various contractual arrangements with VIEs that are held by PRC citizens or by PRC entities owned and/or controlled by PRC citizens. The VIEs hold the licenses and approvals that are essential for their business operations in the PRC and the Company has entered into various agreements with the VIEs and their equity holders such that the Company has the right to benefit from their licenses and approvals and generally has control of the VIEs. In the Company’s opinion, the current ownership structure and the contractual arrangements with the VIEs and their equity holders as well as the operations of the VIEs are in substantial compliance with all existing PRC laws, rules and regulations. However, there may be changes and other developments in PRC laws, rules and regulations. Accordingly, the Company gives no assurance that PRC government authorities will not take a view in the future that is contrary to the opinion of the Company. If the current ownership structure of the Company and its contractual arrangements with the VIEs and their equity holders were found to be in violation of any existing or future PRC laws or regulations, the Company’s ability to conduct its business could be impacted and the Company may be required to restructure its ownership structure and operations in the PRC to comply with the changes in the PRC laws which may result in deconsolidation of the VIEs.

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

(c)

The Company’s sales, purchase and expense transactions are generally denominated in RMB and a significant portion of the Company’s assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (the “PBOC”).

Remittances in currencies other than RMB by the Company in the PRC must be processed through the PBOC or other PRC foreign exchange regulatory bodies and require certain supporting documentation in order to effect the remittance. If the foreign exchange control system prevents the Company from obtaining sufficient foreign currencies to satisfy its currency demands, the Company may not be able to pay dividends in foreign currencies and the Company’s ability to fund its business activities that are conducted in foreign currencies could be adversely affected.

(d)	Financial instruments that potentially subject the Company to significant concentration of credit risk consist principally of cash and cash equivalents, short-term investments, restricted cash and investment securities. As of March 31, 2018, 2019 and 2020, substantially all of the Company’s cash and cash equivalents, short-term investments and restricted cash were held by major financial institutions located worldwide, including mainland China and Hong Kong S.A.R. If the banking system or the financial markets deteriorate or become volatile, the financial institutions and other issuers of financial instruments held by the Company could become insolvent and the markets for these instruments could become illiquid, in which case the Company could lose some or all of the value of its investments.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020

25.	Risks and contingencies (Continued)
(e)

During the years ended March 31, 2018, 2019 and 2020, the Company offered a trade assurance program on the international wholesale marketplaces at no charge to the wholesale buyers and sellers. If the wholesale sellers who participate in this program do not deliver the products in their stated specifications to the wholesale buyers on schedule, the Company may compensate the wholesale buyers for their losses on behalf of the wholesale sellers up to a pre-determined amount following a review of each particular case. In turn, the Company will seek a full reimbursement from the wholesale sellers for the prepaid reimbursement amount, yet the Company is exposed to a risk over the collectability of the reimbursement from the wholesale sellers. During the years ended March 31, 2018, 2019 and 2020, the Company did not incur any material losses with respect to the compensation provided under this program. Given that the maximum compensation for each wholesale seller is pre-determined based on their individual risk assessments by the Company considering their credit profile or other relevant information, the Company determined that the likelihood of material default on the payments are not probable and therefore no provisions have been made in relation to this program.

(f)

In the ordinary course of business, the Company makes strategic investments to increase the service offerings and expand capabilities. The Company continually reviews its investments to determine whether there is a decline in fair value below the carrying value. Fair value of the listed securities is subject to volatility and may be materially affected by market fluctuations.

(g)

In the ordinary course of business, the Company is from time to time involved in legal proceedings and litigations relating to disputes relating to trademarks and other intellectual property, among others. As of March 31, 2019, the Company accrued a settlement provision of US$250 million (RMB1,679 million) for the settlement of a U.S. federal class action lawsuit in exchange for a full release of all claims brought in the lawsuit that has been pending since January 2015. The amount has been paid as of March 31, 2020 (Note 19). Except for the above, there are no legal proceedings and litigations that have in the recent past had, or to the Company’s knowledge, are probable to have, a material impact on the Company’s financial positions, results of operations or cash flows. Except for the above, the Company did not accrue any other material loss contingencies in this respect as of March 31, 2018, 2019 and 2020.

(h)

The global outbreak of COVID-19 is having a significant negative impact on the global economy and the Company’s business and financial results. Starting in late January 2020, the COVID-19 pandemic triggered a series of lock-downs, social distancing requirements and travel restrictions that drastically reduced business activities in China. This substantial decline in business activities in China negatively affected most of the Company’s domestic core commerce businesses, including the Company’s China retail marketplaces and local consumer services business, as well as other businesses that involve travel, transportation and offline entertainment, such as Fliggy, Alibaba Pictures (Note 4(c)), Damai and Amap. The Company’s key international commerce businesses also began to experience a negative impact in February 2020. While the growth of the Company’s domestic businesses started to recover in March 2020, the timing of recovery for the Company’s international commerce businesses remains uncertain as demand in countries outside of China remains soft. The COVID-19 pandemic also presented and may continue to present challenges to the Company’s business operations as well as the Company’s merchants, business partners and other participants in the Company’s digital economy, such as closure of offices and facilities, disruptions to or even suspensions of normal business and logistics operations, as well as restrictions on travel. It is not possible to determine the ultimate impact of the COVID-19 pandemic on the Company’s business operations and financial results, which is highly dependent on numerous factors, including the duration and spread of the pandemic and any resurgence of COVID-19 in China or elsewhere, actions taken by governments, domestically and in international relations, the response of businesses and individuals to the pandemic, the impact of the pandemic on business and economic conditions in China and globally, consumer demand, the Company’s ability and the ability of merchants, retailers, logistics service providers and other participants in the Company’s digital economy to continue operations in areas affected by the pandemic and the Company’s efforts and expenditures to support merchants and partners and ensure the safety of the Company’s employees. The COVID-19 pandemic may continue to adversely affect the Company’s business and results of operations.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020

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

The following tables present the summary of each segment’s revenue, income from operations and adjusted earnings before interest, taxes and amortization (“Adjusted EBITA”) which is considered as a segment operating performance measure, for the years ended March 31, 2018, 2019 and 2020:

	Year ended March 31, 2018
			Digital media	Innovation
	Core	Cloud	and	initiatives and	Total
	commerce	computing	entertainment	others	segments	Unallocated (i)	Consolidated

	(in millions of RMB, except percentages)
Revenue	214,020	13,390	19,564	3,292	250,266	—	250,266
Income (Loss) from operations	102,743	(3,085)	(14,140)	(6,901)	78,617	(9,303)	69,314
Add: share-based compensation expense	8,466	2,274	2,142	3,707	16,589	3,486	20,075
Add: amortization of intangible assets	2,891	12	3,693	198	6,794	326	7,120
Add: impairment of goodwill	—	—	—	—	—	494	494
Adjusted EBITA (ii)	114,100	(799)	(8,305)	(2,996)	102,000	(4,997)
Adjusted EBITA margin (iii)	53%	(6)%	(42)%	(91)%

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020

26.  Segment information (Continued)

	Year ended March 31, 2019
			Digital media	Innovation
	Core	Cloud	and	initiatives and	Total
	commerce	computing	entertainment	others	segments	Unallocated (i)	Consolidated

	(in millions of RMB, except percentages)
Revenue	323,400	24,702	24,077	4,665	376,844	—	376,844
Income (Loss) from operations	109,312	(5,508)	(20,046)	(11,795)	71,963	(14,879)	57,084
Add: share-based compensation expense	17,694	4,332	2,988	5,774	30,788	6,703	37,491
Add: amortization of intangible assets	9,161	18	1,262	50	10,491	236	10,727
Add: settlement of U.S. federal class action lawsuit	—	—	—	—	—	1,679	1,679
Adjusted EBITA (ii)	136,167	(1,158)	(15,796)	(5,971)	113,242	(6,261)
Adjusted EBITA margin (iii)	42%	(5)%	(66)%	(128)%

	Year ended March 31, 2020
			Digital media	Innovation
	Core	Cloud	and	initiatives and	Total
	commerce	computing	entertainment	others	segments	Unallocated (i)	Consolidated

	(in millions of RMB, except percentages)
Revenue	436,104	40,016	26,948	6,643	509,711	—	509,711
Income (Loss) from operations	138,631	(7,016)	(14,937)	(12,951)	103,727	(12,297)	91,430
Add: share-based compensation expense	15,427	5,577	2,444	4,050	27,498	4,244	31,742
Add: amortization and impairment of intangible assets	11,742	25	1,377	86	13,230	158	13,388
Add: impairment of goodwill	—	—	—	—	—	576	576
Adjusted EBITA (ii)	165,800	(1,414)	(11,116)	(8,815)	144,455	(7,319)
Adjusted EBITA margin (iii)	38%	(4)%	(41)%	(133)%

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020

26.  Segment information (Continued)

The following table presents the reconciliation from the Adjusted EBITA to the consolidated net income for the years ended March 31, 2018, 2019 and 2020:

	Year ended March 31,
	2018	2019	2020

	(in millions of RMB)
Total Segments Adjusted EBITA	102,000	113,242	144,455
Unallocated (i)	(4,997)	(6,261)	(7,319)
Share-based compensation expense	(20,075)	(37,491)	(31,742)
Amortization and impairment of intangible assets	(7,120)	(10,727)	(13,388)
Impairment of goodwill	(494)	—	(576)
Settlement of U.S. federal class action lawsuit	—	(1,679)	—
Consolidated income from operations	69,314	57,084	91,430
Interest and investment income, net	30,495	44,106	72,956
Interest expenses	(3,566)	(5,190)	(5,180)
Other income, net	4,160	221	7,439
Income tax expenses	(18,199)	(16,553)	(20,562)
Share of results of equity investees	(20,792)	566	(5,733)
Consolidated net income	61,412	80,234	140,350

The following table presents the total depreciation of property and equipment, and operating lease cost relating to land use rights by segment for the years ended March 31, 2018, 2019 and 2020:

	Year ended March 31,
	2018	2019	2020

	(in millions of RMB)
Core commerce	3,784	6,672	8,518
Cloud computing	3,047	6,580	8,908
Digital media and entertainment	986	1,182	1,341
Innovation initiatives and others and unallocated (i)	972	528	1,756
Total depreciation of property and equipment, and operating lease cost relating to land use rights	8,789	14,962	20,523

(i)	Unallocated expenses are primarily related to corporate administrative costs and other miscellaneous items that are not allocated to individual segments.
(ii)	Adjusted EBITA represents net income before (i) interest and investment income, net, interest expense, other income, net, income tax expenses and share of results of equity investees, (ii) certain non-cash expenses, consisting of share-based compensation expense, amortization and impairment of intangible assets and impairment of goodwill, and (iii) settlement of a U.S. federal class action lawsuit, which are not reflective of the Company’s core operating performance.
(iii)	Adjusted EBITA margin represents Adjusted EBITA divided by revenue.

Details of the Company’s revenue by segment are set out in Note 5. As substantially all of the Company’s long-lived assets are located in the PRC and substantially all of the Company’s revenue is derived from within the PRC, no geographical information is presented.