Form 20-F
period 2021-03-31
Alibaba Group Holding Ltd
filed 2021-07-27
CIK 1577552

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended March 31, 2021

OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Maggie Wei Wu, Chief Financial Officer
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 21,699,031,448 Ordinary Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

LETTER FROM OUR CHAIRMAN AND CEO TO SHAREHOLDERS

Dear Shareholders,

This time last year, I thought the world would have reopened and normal travel would have resumed by now. I hope that you and your loved ones have stayed safe and healthy over this past year, and discovered silver linings amidst the challenges. I want to express my appreciation for your continued understanding, support, and trust during these exceptional times.

We went through an unprecedented year. In addition to the complications of the pandemic, there were profound and lasting shifts in international relations, global economy, and the overall macro environment. Many of these changes were also new for Alibaba. Luckily, we are well-positioned in the world’s biggest consumption market and backed by the world’s most resilient and dynamic supply chain system here in China. Moreover, the economy and life in China was among the first to return to normalcy. All these factors have reinforced confidence in our long-term growth and value-creation.

Despite the challenges, we remained focused on our vision and mission, and in transforming adversity into opportunity. As of the end of March 2021, global annual active consumers across the Alibaba Ecosystem reached 1.13 billion, surpassing the historic one billion consumer milestone. Our globalization strategy is making solid progress and our overseas active consumers reached 240 million, with Lazada’s swift growth in Southeast Asia, rapid expansion of AliExpress in Europe and healthy development of our investee company Trendyol in Turkey. Over the past year, our consumers in China and overseas collectively contributed a combined GMV of more than RMB8,119 billion (US$1,239 billion). More importantly, we have China’s most diverse consumer base with the highest consumption power. Over the past fiscal year, the annual average GMV per consumer on our China retail marketplaces exceeded RMB9,200 (US$1,404).

In 2016, we introduced our New Retail strategy and have been actively experimenting with different retail formats over the past few years. We have redefined the shopping experience for consumers online and offline, by leveraging our understanding of the industry’s complexities to transform traditional retailers such as RT-Mart and incubate new omni-channel retail formats such as Freshippo. We are addressing a wide range of consumer needs through a full range of high-frequency fulfillment services that includes one-hour delivery, half-day delivery and next-day delivery. In 2020, we introduced our Community Marketplace business that offered next-day pickup in select regions. This new retail format will help to further expand our consumer base in less-developed and rural areas, and an important channel for serving price-sensitive consumers within our multi-dimensional New Retail matrix. The combined capabilities that we have accumulated over the years - product and supply chain; fulfillment and delivery; consumer management; and social commerce channel development and operations – have made Alibaba well-positioned to build out a healthy and sustainable new business that will enrich our New Retail matrix.

Alibaba Cloud is our second pillar of growth and it continued to maintain market leadership. Revenue grew 50% year-over-year to surpass RMB60 billion. Alibaba Cloud is the world’s third largest Infrastructure as a Service (IaaS) provider.(1) We firmly believe that industrial Internet is an important opportunity worldwide. Looking toward the future, Alibaba Cloud is well-placed in one of the world’s largest economies to capture this generational opportunity where all companies will become Internet companies moving forward. Alibaba will leverage its digitalization and intelligence-based technology capabilities, using leading global technology standards as benchmark, to contribute towards advancement of China’s industrial Internet. The development of China’s industrial Internet means every industry and sector will increasingly be driven by intelligence-based technology. We will continue to drive our strategy of Cloud and DingTalk integration to create a mobile office platform for enterprises, invest in technology development, build out a robust middle platform, strengthen our ecosystem, and deliver quality service. We will continue to grow with our customers and fully actualize this pillar of growth.

Note:

(1)	By revenue in 2020 in U.S. dollars, according to the April 2021 Gartner® report (Source: Gartner, Market Share: IT Services, Worldwide 2020, Dean Blackmore et al., April 8, 2021) (Asia Pacific refers to Mature Asia/Pacific, Greater China, Emerging Asia/Pacific and Japan, and market share refers to Infrastructure as a Service).

When Alibaba was founded, we defined our mission “to make it easy to do business anywhere.” Over the past 22 years, we have remained committed to taking a long-term approach and investing for the future. This has been the cornerstone of our development. This has been our guiding principle in the past, it is our guiding principle today and it will continue to be our guiding principle in the future. The leadership and competitive advantages that Alibaba Cloud enjoys today are the culmination of more than ten years of investment. Our early and unwavering bet in cloud computing gave us the opportunity to be at the forefront of our generation, and be a company driven by twin flywheels of consumer Internet and industrial Internet. Following several years of insight and experimentation, our New Retail strategy is becoming increasingly vibrant and multi-dimensional. Our other innovation bet, Amap, has now been part of the Alibaba Ecosystem for eight years with around 100 million daily active users. Amap has steadily progressed from being just a map navigation tool into a multi-scenario, multi-application lifestyle service platform supporting users during their travels.

Alibaba has a unique corporate culture. Over the years, Alibaba has remained true to being a people-centric organization that encourages innovation. We believe that only a caring organization can do great things. And the best way to attract the right talent is by continuously developing new business runways and fostering a culture of innovation that will attract like-minded people. We are also focused on exploring ways to enhance and strengthen the Alibaba governance structure in response to the evolving needs of our increasingly diversified and vibrant business. This remains a rarity within the Internet industry, not just in China but for multinationals as well. We hope to implement constructive changes, methodically and gradually, in our management practices, governance, performance measurement and resource allocation across the organization. We aim to make our organization more agile and our culture more straightforward to better focus on our priorities of customer experience, customer value creation and customer mindshare.

Internet platform economies are new developments in the global landscape. Over the past year, we have gained a greater understanding about Internet platform economies. On April 20, 2021, Alibaba received the Administrative Penalty Decision issued by the State Administration for Market Regulation (SAMR) of the People’s Republic of China. We accept the penalty with sincerity and will ensure our compliance with determination. This experience has made us more thoughtful about the responsibilities of a platform company like Alibaba, which aspires to be the infrastructure of the digital economy, and how we engage in constructive relationships with partners and other stakeholders across the community and contribute to society. Internet platform businesses inherently share common characteristics with society. We need to give more thought towards the positive value being created for society; addressing challenges related to essential technology; supporting the development of rural revitalization; becoming more environmentally friendly and sustainable. We want to be a responsible corporate citizen and a good company in substance.

Our new fiscal year has started. We believe Alibaba can successfully integrate consumer Internet and industrial Internet under one umbrella as our understanding of the digitalized world of commerce grows. This is an important positioning and path for Alibaba’s future. Alibaba started as an Internet company, and captured the openness, transparency and global connectivity that is representative of the Internet in its DNA. Today, Alibaba has evolved into a multi-engine company with businesses across different runways. We are creating more value for customers and users by stimulating traditional businesses to embrace new commerce. Alibaba is committed to doing our part in supporting the infrastructure development of the digital economy.

Thank you again for your continued support. We will work even harder to validate your invaluable trust. Let us look towards a more caring and beautiful future!

Daniel Zhang

Chairman and Chief Executive Officer

Alibaba Group Holding Limited

CONVENTIONS THAT APPLY TO THIS ANNUAL REPORT ON FORM 20-F

Unless the context otherwise requires, references in this annual report on Form 20-F to:

●	“2019 PRC Foreign Investment Law” are to the PRC Foreign Investment Law, promulgated by the National People’s Congress in March 2019, which became effective on January 1, 2020;
●	“ADSs” are to the American depositary shares, each of which represents eight Shares;
●	“AI” are to artificial intelligence;
●	“Alibaba,” “Alibaba Group,” “company,” “our company,” “we,” “our” or “us” are to Alibaba Group Holding Limited, a company incorporated in the Cayman Islands with limited liability on June 28, 1999 and, where the context requires, its consolidated subsidiaries and its affiliated consolidated entities, including its variable interest entities and their subsidiaries, from time to time;
●	“Alibaba Health” are to Alibaba Health Information Technology Limited, a company incorporated in Bermuda on March 11, 1998, the shares of which are listed on the Main Board of the Hong Kong Stock Exchange (Stock Code: 0241), and, except where the context otherwise requires, its consolidated subsidiaries;
●	“Alibaba Pictures” are to Alibaba Pictures Group Limited, a company incorporated in Bermuda with limited liability on January 6, 1994, the shares of which are listed on the Main Board of the Hong Kong Stock Exchange (Stock Code: 1060) and, except where the context otherwise requires, its consolidated subsidiaries;
●	“Alipay” are to Alipay.com Co., Ltd., a company incorporated under the laws of the PRC on December 8, 2004, with which we have a long-term contractual relationship and which is a wholly-owned subsidiary of Ant Group or, where the context requires, its predecessor entities;
●	“Altaba” are to Altaba Inc. (formerly known as Yahoo! Inc.) and where the context requires, its consolidated subsidiaries; Altaba filed a certificate of dissolution with the Secretary of State of the State of Delaware, which became effective on October 4, 2019;
●	“Amap” are to AutoNavi Holdings Limited, a company incorporated under the laws of the Cayman Islands on June 2, 2006 and our indirect wholly-owned subsidiary, and, except where the context otherwise requires, all of its consolidated subsidiaries and (if applicable) its affiliated consolidated entities, including its variable interest entities and their subsidiaries; where the context requires, also refers to our business in providing mobile digital map, navigation and real time traffic information under the Amap brand;
●	“Analysys” are to Analysys, a research institution;
●	“annual active consumers” are to user accounts that placed one or more confirmed orders through the relevant platform during the previous twelve months, regardless of whether or not the buyer and seller settle the transaction;
●	“Ant Group” are to Ant Group Co., Ltd. (formerly known as Ant Small and Micro Financial Services Group Co., Ltd.), a company organized under the laws of the PRC on October 19, 2000 and, as context requires, its consolidated subsidiaries;
●	“Articles” or “Articles of Association” are to our Articles of Association (as amended and restated from time to time), adopted on September 2, 2014;
●	“board” or “board of directors” are to our board of directors, unless otherwise stated;
●	“Bulletin 7” are to the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, issued by the STA on February 3, 2015;
●	“Bulletin 37” are to the Announcement on Issues Concerning the Withholding of Enterprise Income Tax at Source on Non-PRC Resident Enterprises, issued by the STA on October 17, 2017;

●	“business day” are to any day (other than a Saturday, Sunday or public holiday) on which banks in relevant jurisdictions are generally open for business;
●	“Cainiao Network” are to Cainiao Smart Logistics Network Limited, a company incorporated on May 20, 2015 under the laws of the Cayman Islands and our consolidated subsidiary, together with its subsidiaries;
●	“CCASS” are to the Central Clearing and Settlement System established and operated by Hong Kong Securities Clearing Company Limited, a wholly-owned subsidiary of Hong Kong Exchange and Clearing Limited;
●	“China” and the “PRC” are to the People’s Republic of China;
●	“Circular 82” are to the Notice Regarding the Determination of Chinese-Controlled Offshore-Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of de facto Management Bodies, issued on April 22, 2009 and further amended on December 29, 2017;
●	“Companies (WUMP) Ordinance” are to the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Chapter 32 of the Laws of Hong Kong), as amended or supplemented from time to time;
●	“CRM” are to customer relationship management;
●	“CSRC” are to the China Securities Regulatory Commission of the PRC;
●	“Damai” are to Pony Media Holdings Inc., a company incorporated under the laws of the British Virgin Islands on December 17, 2004 and our indirect wholly-owned subsidiary, and, except where the context otherwise requires, all of its consolidated subsidiaries and its affiliated consolidated entities, including its variable interest entities and their subsidiaries; where the context requires, Damai also refers to our online ticketing platform under the Damai brand;
●	“Deposit Agreement” are to the deposit agreement, dated as of September 24, 2014, as amended, among us, Citibank, N.A. and our ADS holders and beneficial owners from time to time;
●	“director(s)” are to member(s) of our board, unless otherwise stated;
●	“DTC” are to The Depository Trust Company, the central book-entry clearing and settlement system for equity securities in the United States and the clearance system for our ADSs;
●	“EIT” are to enterprise income tax under the EIT Law;
●	“EIT Law” are to the PRC Enterprise Income Tax Law, which was promulgated by the National People’s Congress and came into effect on January 1, 2008, and was most recently amended on December 29, 2018;
●	“Ele.me” are to Rajax Holding, a company incorporated under the laws of the Cayman Islands on June 8, 2011 and our consolidated subsidiary, and, except where the context otherwise requires, its consolidated subsidiaries and its affiliated consolidated entities, including its variable interest entities and their subsidiaries; where the context requires, also refers to our on-demand delivery and local services platform under the Ele.me brand;
●	“ERP” are to enterprise resource planning;
●	“EU” are to the European Union;
●	“FMCG” are to fast-moving consumer goods;
●	“foreign private issuer” are to such term as defined in Rule 3b-4 under the U.S. Exchange Act;
●	“Forrester” are to Forrester Research, Inc., a research institution;

v

●	“Gartner” are to Gartner, Inc.; the Gartner content described herein (the “Gartner Content”) represent(s) research opinion or viewpoints published, as part of a syndicated subscription service, by Gartner, Inc. (“Gartner”), and are not representations of fact; Gartner Content speaks as of its original publication date (and not as of the date of this annual report), and the opinions expressed in the Gartner Content are subject to change without notice. Gartner does not endorse any vendor, product or service depicted in its research publications, and does not advise technology users to select only those vendors with the highest ratings or other designation. Gartner research publications consist of the opinions of Gartner’s research organization and should not be construed as statements of fact. Gartner disclaims all warranties, expressed or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose;
●	“GDP” are to gross domestic product;
●	“GDPR” are to the EU General Data Protection Regulation;
●	“GMV” or “Gross Merchandise Value” are to the value of confirmed orders of products and services on our marketplaces, regardless of how, or whether, the buyer and seller settle the transaction; unless otherwise stated, GMV in reference to our marketplaces includes only GMV transacted through our China retail marketplaces; our calculation of GMV for our China retail marketplaces includes shipping charges paid by buyers to sellers; as a prudential matter aimed at eliminating any influence on our GMV of potentially fraudulent transactions, we exclude from our calculation of GMV transactions in certain product categories over certain amounts and transactions by buyers in certain product categories over a certain amount per day;
●	“HK$” or “Hong Kong dollars” are to Hong Kong dollars, the lawful currency of Hong Kong;
●	“Hong Kong” or “HK” or “Hong Kong S.A.R.” are to the Hong Kong Special Administrative Region of the PRC;
●	“Hong Kong Listing Rules” are to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended or supplemented from time to time;
●	“Hong Kong Share Registrar” are to Computershare Hong Kong Investor Services Limited;
●	“Hong Kong Stock Exchange” are to The Stock Exchange of Hong Kong Limited;
●	“IaaS” are to infrastructure-as-a-service;
●	“ICP(s)” are to Internet content provider(s);
●	“IDC” are to International Data Corporation, a research institution;
●	“Internet Advertising Measures” are to the Interim Administrative Measures on Internet Advertising, promulgated by the SAIC on July 4, 2016;
●	“Intime” are to Intime Retail (Group) Company Limited, a company incorporated under the laws of the Cayman Islands on November 8, 2006 and our consolidated subsidiary and, except where the context otherwise requires, its consolidated subsidiaries;
●	“IoT” are to Internet of things;
●	“IT” are to information technology;
●	“Junao” are to Hangzhou Junao Equity Investment Partnership (Limited Partnership), a limited liability partnership incorporated under the laws of the PRC;
●	“Junhan” are to Hangzhou Junhan Equity Investment Partnership (Limited Partnership), a limited liability partnership incorporated under the laws of the PRC;

●	“Kaola” are to HQG, Inc., a company incorporated under the laws of the Cayman Islands on September 30, 2014 and our indirect wholly-owned subsidiary, and, except where the context otherwise requires, its consolidated subsidiaries and affiliated consolidated entities; where the context requires, Kaola also refers to our import e-commerce platform in China under the Kaola brand;
●	“KOL” are to key opinion leaders;
●	“Koubei” are to Koubei Holding Limited, a company incorporated under the laws of the Cayman Islands on March 29, 2006 and our consolidated subsidiary, and, except where the context otherwise requires, its consolidated subsidiaries and its affiliated consolidated entities, including its variable interest entities and their subsidiaries; where the context requires, Koubei also refers to our restaurant and local services guide platform for in-store consumption;
●	“Lazada” are to Lazada South East Asia Pte. Ltd., a company incorporated under the laws of the Republic of Singapore on January 19, 2012 and our consolidated subsidiary, and, except where the context otherwise requires, its consolidated subsidiaries and affiliated consolidated entities;
●	“M&A Rules” are to the Rules on the Merger and Acquisition of Domestic Enterprises by Foreign Investors jointly issued by MOFCOM, SASAC, STA, CSRC, SAIC and SAFE on August 8, 2006, effective on September 8, 2006 and further amended on June 22, 2009 by the MOFCOM;
●	“Main Board” are to the stock market (excluding the option market) operated by the Hong Kong Stock Exchange which is independent from and operated in parallel with the Growth Enterprise Market of the Hong Kong Stock Exchange;
●	“major subsidiaries” and “major variable interest entities” refer to the entities identified in our corporate structure chart in “Item 4. Information on the Company — C. Organizational Structure”;
●	“Memorandum” are to our memorandum of association (as amended from time to time);
●	“MIIT” are to the Ministry of Industry and Information Technology of the PRC;
●	“mobile monthly active users” or “mobile MAUs” in a given month, are to the number of unique mobile devices that were used to visit or access certain of our mobile apps at least once during that month;
●	“MOF” are to the Ministry of Finance of the PRC;
●	“MOFCOM” are to the Ministry of Commerce of the PRC;
●	“National Security Law” are to the PRC National Security Law, promulgated by the PRC National People’s Congress Standing Committee on July 1, 2015;
●	“NDRC” are to the National Development and Reform Commission of the PRC;
●	“Negative List” are to the Special Administrative Measures (Negative List) for Foreign Investment Access, the currently effective version of which was jointly promulgated by the MOFCOM and the NDRC on June 23, 2020 and which became effective on July 23, 2020, as amended, supplemented or otherwise modified from time to time;
●	“NYSE” are to the New York Stock Exchange;
●	“orders” unless the context otherwise requires, are to each confirmed order from a transaction between a buyer and a seller for products and services on the relevant platform, even if the order includes multiple items, during the specified period, whether or not the transaction is settled;
●	our “China retail marketplaces” are to Taobao Marketplace and Tmall, collectively;
●	our “wholesale marketplaces” or “B2B business” are to 1688.com and Alibaba.com, collectively;
●	“P4P” are to pay-for-performance;
●	“PaaS” are to platform-as-a-service;

●	“PBOC” are to the People’s Bank of China;
●	“PCAOB” are to the Public Company Accounting Oversight Board;
●	“PRC government” or “State” are to the central government of the PRC, including all political subdivisions (including provincial, municipal and other regional or local government entities) and its organs or, as the context requires, any of them;
●	“Principal Share Registrar” are to Maples Fund Services (Cayman) Limited;
●	“PUE” or “power usage effectiveness” are to the ratio of total amount of energy used by a computer data center facility to the energy delivered to computing equipment;
●	“QuestMobile” are to QuestMobile, a research institution;
●	“RMB” or “Renminbi” are to Renminbi, the lawful currency of the PRC;
●	“RSU(s)” are to restricted share unit(s);
●	“SaaS” are to software-as-a-service;
●	“SAFE” are to the State Administration of Foreign Exchange of the PRC, the PRC governmental agency responsible for matters relating to foreign exchange administration, including local branches, when applicable;
●	“SAFE Circular 37” are to the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles promulgated by SAFE with effect from July 4, 2014;
●	“SAIC” are to State Administration for Industry and Commerce of the PRC, currently known as SAMR;
●	“SAMR” are to the PRC State Administration for Market Regulation (formerly known as the SAIC);
●	“SAPA” are to a share and asset purchase agreement by and among us, Ant Group, Altaba, SoftBank and the other parties named therein, dated August 12, 2014, together with all subsequent amendments;
●	“SASAC” are to State-owned Assets Supervision and Administration Commission of the PRC State Council;
●	“SEC” are to the United States Securities and Exchange Commission;
●	“SFC” are to the Securities and Futures Commission of Hong Kong;
●	“SFO” are to the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended or supplemented from time to time;
●	“Share Split” are to the subdivision of each ordinary share into eight Shares, pursuant to which the par value of our Shares was correspondingly changed from US$0.000025 per Share to US$0.000003125 per Share, with effect from July 30, 2019; immediately after the Share Split became effective, our authorized share capital became US$100,000 divided into 32,000,000,000 Shares of par value US$0.000003125 per Share;
●	“shareholder(s)” are to holder(s) of Shares and, where the context requires, ADSs;
●	“Share(s)” or “ordinary share(s)” are to ordinary share(s) in our capital with par value of US$0.000003125 each;
●	“SMEs” are to small and medium-sized enterprises;
●	“SoftBank” are to SoftBank Group Corp. (formerly known as SoftBank Corp.), and, except where the context otherwise requires, its consolidated subsidiaries;
●	“STA” are to the State Taxation Administration of the PRC;

●	“Sun Art” are to Sun Art Retail Group Limited, a company incorporated under the laws of Hong Kong on December 13, 2000 with limited liability, the shares of which are listed on the Main Board of the Hong Kong Stock Exchange (Stock Code: 6808), and except where the context requires, its consolidated subsidiaries;
●	“Takeovers Codes” are to Hong Kong’s Codes on Takeovers and Mergers and Share Buy-backs issued by the SFC;
●	“UK” are to the United Kingdom of Great Britain and Northern Ireland;
●	“U.S.” or “United States” are to the United States of America, its territories, its possessions and all areas subject to its jurisdiction;
●	“US$” or “U.S. dollars” are to the lawful currency of the United States;
●	“U.S. Exchange Act” are to the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;
●	“U.S. GAAP” are to accounting principles generally accepted in the United States;
●	“U.S. Securities Act” are to the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder;
●	“USTR” are to the Office of the U.S. Trade Representative;
●	“variable interest entities” or “VIE(s)” are to our variable interest entities that are 100% owned by PRC citizens or by PRC entities owned by PRC citizens, where applicable, that hold the ICP licenses, or other business operation licenses or approvals, and generally operate the various websites and/or mobile apps for our Internet businesses or other businesses in which foreign investment is restricted or prohibited, and are consolidated into our consolidated financial statements in accordance with U.S. GAAP as if they were our wholly-owned subsidiaries;
●	“VAT” are to value-added tax; all amounts are exclusive of VAT in this annual report except where indicated otherwise;
●	“VIE structure” or “Contractual Arrangements” are to the variable interest entity structure;
●	“VIE Structure Enhancement” are to the process of enhancing the structure of our major variable interest entities and certain other variable interest entities;
●	“Youku” are to Youku Tudou Inc., a company incorporated under the laws of the Cayman Islands on September 20, 2005 and our indirect wholly-owned subsidiary, and, except where the context otherwise requires, its consolidated subsidiaries and its affiliated consolidated entities, including its variable interest entities and their subsidiaries; where the context requires, Youku also refers to our online video platform under the Youku brand; and
●	“Yunfeng Fund(s)” are to one or more Yunfeng investment funds established by Yunfeng Capital Limited or its affiliates, in which Jack Ma currently holds minority interest in the general partners.

Exchange Rate Information

Our reporting currency is the Renminbi. This annual report contains translations of Renminbi and Hong Kong dollar amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise stated, all translations of Renminbi and Hong Kong dollars into U.S. dollars and from U.S. dollars into Renminbi in this annual report were made at a rate of RMB6.5518 to US$1.00 and HK$7.7746 to US$1.00, the respective exchange rates on March 31, 2021 set forth in the H.10 statistical release of the Federal Reserve Board. The translation of Renminbi into U.S. dollars for the 2020 GMV of 11.11 Global Shopping Festival was made at RMB6.7232 to US$1.00, the middle rate on October 30, 2020 as published by the PBOC. We make no representation that any Renminbi, Hong Kong dollar or U.S. dollar amounts referred to in this annual report could have been, or could be, converted into U.S. dollars, Renminbi or Hong Kong dollars, as the case may be, at any particular rate or at all. On July 16, 2021, the noon buying rate for Renminbi and Hong Kong dollars was RMB6.4785 to US$1.00 and HK$7.7676 to US$1.00, respectively.

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements. These statements are made under the “safe harbor” provision under Section 21E of the U.S. Exchange Act, and as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “future,” “aim,” “estimate,” “intend,” “seek,” “plan,” “believe,” “potential,” “continue,” “ongoing,” “target,” “guidance,” “is/are likely to” or other similar expressions. The forward-looking statements included in this annual report relate to, among others:

●	our growth strategies and business plans;
●	our future business development, results of operations and financial condition;
●	trends in commerce, cloud computing and digital media and entertainment industries and the other industries in which we operate, both in China and globally, as well as trends in overall technology;
●	competition in our industries;
●	fluctuations in general economic and business conditions in China and globally;
●	expected changes in our revenues and certain cost and expense items and our margins;
●	the completion of our investment transactions and regulatory approvals as well as other conditions that must be met in order to complete investment transactions;
●	expected results of regulatory investigations, litigations and other proceedings;
●	international trade policies, protectionist policies and other policies (including those relating to export control and economic or trade sanctions) that could place restrictions on economic and commercial activity;
●	the regulatory environment in which we and companies integral to our ecosystem, including Ant Group, operate in China and globally;
●	impacts of the COVID-19 pandemic;
●	our sustainability goals; and
●	assumptions underlying or related to any of the foregoing.

Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. The global and China Internet, retail, wholesale, online and mobile commerce, cloud computing, and digital media and entertainment industries or markets may not grow at the rates projected by market data, or at all. The failure of these industries or markets to grow at the projected rates may have a material adverse effect on our business, financial condition and results of operations and the market price of our ADSs and Shares. If any one or more of the assumptions underlying the industry or market data turns out to be incorrect, actual results may differ from the projections based on these assumptions. In addition, the industries in which we and companies integral to our ecosystem, including Ant Group, operate are subject to uncertainties relating to a broad range of complex laws and regulations, such as in the areas of anti-monopoly, data privacy, cross-border commerce, tax, consumer protection and intellectual property protection. You should not place undue reliance on these forward-looking statements. Please also see “Item 3. Key Information—D. Risk Factors.”

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

x

PART I

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.    KEY INFORMATION

B.   Capitalization and Indebtedness

Not Applicable.

C.   Reasons for the Offer and Use of Proceeds

Not Applicable.

D.   Risk Factors

Summary of Risk Factors

Investing in our company involves significant risks. You should carefully consider all of the information in this annual report before making an investment in our company. These risks include the following:

Risks Related to Our Business and Industry

Risks and uncertainties related to our business and industry include, but are not limited to, the following:

●	Maintaining the trusted status of our ecosystem is critical to our success and growth, and any failure to do so could severely damage our reputation and brand, which would have a material adverse effect on our business, financial condition, results of operations and prospects;
●	Sustained investment in our business, strategic acquisitions and investments, as well as our focus on long-term performance, and on maintaining the health of our ecosystem, may negatively affect our margins and our net income;
●	We may not be able to maintain or grow our revenue or our business;
●	If we are unable to compete effectively, our business, financial condition and results of operations would be materially and adversely affected;
●	We may not be able to maintain and improve the network effects of our ecosystem, which could negatively affect our business and prospects;
●	We may not be able to maintain our culture, which has been a key to our success;
●	If we are not able to continue to innovate or if we fail to adapt to changes in our industry, our business, financial condition and results of operations would be materially and adversely affected;
●	Our failure to manage the significant management, operational and financial challenges involved in growing our business and operations could harm us;
●	We face risks relating to our acquisitions, investments and alliances;

●	We face challenges in expanding our international and cross-border businesses and operations;
●	Changes in international trade or investment policies and barriers to trade or investment, and the ongoing geopolitical conflict, may have an adverse effect on our business and expansion plans, and could lead to the delisting of our securities from U.S. exchanges and/or other restrictions or prohibitions on investing in our securities;
●	Export control, economic or trade sanctions and a heightened trend towards trade and technology “de-coupling” could negatively affect our technology supply chain and ability to recruit talent and conduct technological collaboration, and could subject us to regulatory investigations, fines, penalties or other actions and reputational harm, which could materially and adversely affect our competitiveness and business operations, as well as lead to significant decrease in the trading prices of our ADSs, Shares and/or other securities;
●	We may suffer reputational harm and the trading prices of our ADSs, Shares and/or other securities may decrease significantly due to business dealings by, or connections of, merchants or consumers on our marketplaces with sanctioned countries or persons;
●	We are subject to a broad range of laws and regulations, and future laws and regulations may impose additional requirements and other obligations that could materially and adversely affect our business, financial condition and results of operations, as well as the trading prices of our ADSs, Shares and/or other securities;
●	We rely on Alipay to conduct substantially all of the payment processing and all of the escrow services on our marketplaces. If services and products provided by Alipay or Ant Group’s other businesses are limited, restricted, curtailed or degraded in any way, or become unavailable to us or our users for any reason, our business may be materially and adversely affected;
●	Ant Group, which provides payment processing services as well as facilitates other financial and value-added services, is subject to a broad range of evolving laws and regulations, and additional requirements and other obligations imposed on Ant Group could materially and adversely affect our business and the trading prices of our ADSs, Shares and/or other securities;
●	Anti-monopoly and unfair competition claims or regulatory actions against us may result in our being subject to fines, constraints on our business and damage to our reputation; and
●	PRC regulations regarding acquisitions impose significant regulatory approval and review requirements, which could make it more difficult for us to pursue growth through acquisitions.
●	Our business and technologies generate and process a large amount of data, including personal data, and the improper use or disclosure of data could result in regulatory investigations and penalties, and harm our reputation and have a material adverse effect on the trading prices of our ADSs, Shares and/or other securities, our business and our prospects.
●	Our business is subject to complex and evolving domestic and international laws and regulations regarding privacy and data protection. These laws and regulations can be complex and stringent, and many are subject to change and uncertain interpretation, which could result in claims, changes to our data and other business practices, regulatory investigations, penalties, increased cost of operations, or declines in user growth or engagement, or otherwise affect our business.

Risks Related to Our Corporate Structure

Risks and uncertainties related to our corporate structure include, but are not limited to, the following:

●	The Alibaba Partnership and related voting agreements limit the ability of our shareholders to nominate and elect directors;
●	The interests of the Alibaba Partnership may conflict with the interests of our shareholders;
●	SoftBank owns approximately 24.8% of our outstanding ordinary shares and its interests may differ from those of our other shareholders;

●	If the PRC government deems that the contractual arrangements in relation to our variable interest entities do not comply with PRC regulations on foreign investment, or if these regulations or the interpretation of existing regulations changes in the future, we could be subject to penalties, or be forced to relinquish our interests in those operations, which would materially and adversely affect our business, financial results, trading prices of our ADSs, Shares and/or other securities; and
●	Substantial uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and its implementing rules and other regulations and how they may impact the viability of our current corporate structure, business, financial condition and results of operations.

Risks Related to Doing Business in the People’s Republic of China

Risks and uncertainties related to doing business in the People’s Republic of China in general, include, but are not limited to, the following:

●	Changes and developments in the political and economic policies of the PRC government may materially and adversely affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies;
●	There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations; and
●	If our auditor is sanctioned or otherwise penalized by the PCAOB or the SEC as a result of failure to comply with inspection or investigation requirements, our financial statements could be determined to be not in compliance with the requirements of the U.S. Exchange Act or other laws or rules in the United States, which could ultimately result in our ADSs being delisted and materially and adversely affect our other securities.

Risks Related to Our ADSs and Shares

Risks related to our ADSs and Shares include, but are not limited to, the following:

●	The trading prices of our ADSs and Shares have been and are likely to continue to be volatile, which could result in substantial losses to holders of our ADSs and/or Shares.

Risks Related to Our Business and Industry

Maintaining the trusted status of our ecosystem is critical to our success and growth, and any failure to do so could severely damage our reputation and brand, which would have a material adverse effect on our business, financial condition, results of operations and prospects.

We have established a strong brand name and reputation for our ecosystem. Any loss of trust in our ecosystem or platforms could harm our reputation and the value of our brand, and could result in consumers, merchants, brands, retailers and other participants reducing their levels of activity in our ecosystem, which could materially reduce our revenue and profitability. Our ability to maintain trust in our ecosystem and platforms is based in large part upon:

●	the quality, value and functionality of products and services as well as the quality and appeal of content available through our ecosystem;
●	the reliability and integrity of our company and our platforms, as well as of the merchants, software developers, logistics providers, service providers and other participants in our ecosystem;
●	our commitment to high levels of service;
●	the safety, security and integrity of the data on our systems, and those of other participants in our ecosystem;
●	the manner in which we and other participants in our ecosystem collect, store and use consumer data, and changes in the related regulations and consumer expectations;

●	the effectiveness and fairness of rules governing our marketplaces, various platforms and overall ecosystem;
●	the strength of our measures to protect consumers and intellectual property rights owners; and
●	our ability to provide reliable and trusted payment and escrow services through our arrangements with Alipay.

Sustained investment in our business, strategic acquisitions and investments, as well as our focus on long-term performance, and on maintaining the health of our ecosystem, may negatively affect our margins and our net income.

We focus on the long-term interests of the participants in our ecosystem. We may continue to increase our spending and investments in our business, including in organic development and growth of new businesses, strategic acquisitions and other initiatives.

Investments in our business include:

●	expanding and enhancing our core commerce offerings, including our marketplaces and new formats and features, our logistics network and capacities, our merchandising and supply chain capabilities, consumer services business, our New Retail initiatives, direct sales and cross-border and international businesses;
●	supporting our merchants, acquiring and retaining users and enhancing consumer experience and user engagement;
●	strengthening and expanding various facilities and increasing our employee headcount;
●	researching and developing new technologies and improving our technological infrastructure and cloud computing capacity;
●	developing and acquiring content for our digital media and entertainment business; and
●	incubating new business initiatives.

Although we believe these investments are crucial to our success and future growth, they will have the effect of increasing our costs and lowering our margins and profit, and this effect may be significant in the short term and potentially over longer periods. For example, we plan to use all of our incremental profits in fiscal year 2022 to invest in key strategic areas that will help us penetrate into new addressable markets, differentiate our value propositions to consumers and merchants, and drive consumer engagement and purchase frequency. We expect our margins will continue to decrease as we continue to make these and similar investments and there can be no assurance that we will be able to achieve the growth or profitability that we expect. In addition, we expect that our margin will continue to be affected by the continuing shift in our revenue mix to self-operated New Retail and direct sales businesses, particularly after our consolidation of Sun Art in October 2020.

Many of our newly-developed businesses have lower or negative margins, or are in the early stages of exploring, establishing and optimizing appropriate monetization models, many of which are less efficient in attracting and converting paying merchants, subscribers or other participants as compared with those of certain of the marketplaces and other businesses we operate. For example, our consumer services business and digital media and entertainment business have incurred, and may continue to incur, significant losses. Many of our businesses may not turn profitable at our expected timing or at our expected scale, or at all. For example, the growth of our digital media and entertainment business requires substantial and long-term investments in high quality content. This business has been and may continue to be subject to losses, impairments or write-offs due to changes in regulatory requirements or viewer preferences and other reasons. Many of these businesses may also involve additional costs and risks, including price competitions, increased personnel costs, potential labor disputes, worker safety and social insurance requirements, including providing social insurance for delivery riders, as well as industry and regulatory changes that may result in significant additional compliance costs, require us to change our operation and business models or practices, and/or materially and adversely affect our business and financial condition, as well as the price of our ADSs, Shares and/or other securities. Furthermore, as our businesses continue to expand, new businesses such as livestreaming, face evolving regulations and increased compliance risks in a wide range of areas, including platform liability, content, consumer protection and taxation.

We have also made, and intend to continue to make, strategic investments and acquisitions to further strengthen our ecosystem. We may make strategic investments and acquisitions in a range of areas either directly related to one or more of our businesses, or related to the infrastructure, technology, services or products that support our businesses and ecosystem. Our strategic investments and acquisitions may adversely affect our financial results, at least in the short term. For example, acquisitions of, and continued investments in lower margin or loss-making businesses, such as Kaola, Lazada, Cainiao Network and Sun Art, and the integration of our consumer services business, have negatively affected our margins and net income. Acquired businesses that are loss-making may continue to sustain losses and may not become profitable in the near future or at all. The performance of our current and future equity method investees and investment areas may also adversely affect our net income. As a result of business or financial underperformance, regulatory scrutiny or compliance reasons, we may need to divest interests in, or terminate business cooperation with, businesses and entities in which we have invested capital and other resources, which may adversely affect our financial results, ability to conduct investments in similar businesses, reputation and growth prospects, as well as the trading prices of our ADSs, Shares and/or other securities. There can be no assurance that we will be able to grow our acquired or invested businesses, or realize returns, benefits of synergies and growth opportunities we expect in connection with these investments and acquisitions. Also refer to “— We face risks relating to our acquisitions, investments and alliances.”

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

Many of these challenges may be specific to business areas with which we do not have sufficient experience. Also, as we continue to grow our direct sales businesses, we face new and increased risks, such as risks relating to inventory procurement and management, including failure to stock sufficient inventory to meet demands or additional costs or write-offs resulting from overstocking, supply chain management, accounts receivable and related potential impairment charges, as well as new and heightened regulatory requirements and increased liabilities to which we are subject as operators of direct sales businesses, including those relating to consumer protection, customs and permits and licenses, and allegations of unfair business practices, such as alleged favorable treatment of our own services and products, including those offered by our direct sales business and cloud business, over third-party services and products on our platforms. Failure to adequately address these and other risks and challenges relating to our direct sales business may harm our relationship with customers and consumers, adversely affect our business and results of operations and subject us to regulatory scrutiny or liabilities. We may encounter difficulties or setbacks in the execution of various growth strategies, including our New Retail initiatives, which we expect to be an important driver of our future growth, and this and the other growth strategies may not generate the returns we expect within the timeframe we anticipate, or at all.

In addition, our overall or segment revenue growth may slow or our revenues may decline for other reasons, including increasing customer acquisition costs, increasing competition and slowing growth of China’s online retail industry, disruptions to China’s economy or the global economy from pandemics, natural disasters or other events, as well as changes in the geopolitical landscape, government policies or general economic conditions. As our revenue grows to a higher base level, our revenue growth rate may slow in the future. Furthermore, due to the size and scale we have achieved, our user base may not continue to grow as quickly or at all.

If we are unable to compete effectively, our business, financial condition and results of operations would be materially and adversely affected.

We face increasingly intense competition, principally from established Chinese Internet companies, such as Tencent, and their respective affiliates, as well as global and regional e-commerce players, such as Amazon, other providers of consumer services, and in the cloud computing and digital media and entertainment areas. These areas of our business are subject to rapid market change, the introduction of new business models, and the entry of new and well-funded competitors. Increased investments made and lower prices offered by our competitors may require us to divert significant managerial, financial and human resources in order to remain competitive, and ultimately may reduce our market share and negatively impact the profitability of our business. We mainly compete to:

●	attract, engage and retain consumers and increase their spending based on the variety, quality and value of products, services and content offered within our ecosystem, the overall user experience and the effectiveness of our consumer protection measures;
●	attract and retain merchants, brands and retailers based on the effectiveness of the various technologies, products and services we offer to them, as well as the return on their investments;
●	attract and retain marketers, publishers and agency-operated demand-side platforms;
●	maintain and grow local delivery capabilities to provide convenient and efficient delivery services;
●	attract and retain a wide range of businesses that use our cloud service offerings;
●	attract other participants to our ecosystem based on access to business opportunities created by the large scale of economic activity, services and technologies in our ecosystem and on our platforms;
●	optimize the usefulness of the data and technologies we provide and maintain high-quality customer service;
●	identify, bid for, and execute strategic investments and thrive in new industries as we acquire new businesses and expand, bringing us into competition with major players in these and other industries;
●	innovate and develop new growth initiatives and technologies; and
●	attract motivated and capable employees, including engineers and product developers.

Our ability to compete depends on a number of other factors as well, some of which may be beyond our control, including alliances, acquisitions or consolidations within our industries that may result in stronger competitors, technological advances, shifts in customer preferences and changes in the regulatory environment in the markets we operate. Existing and new competitors may leverage their established platforms or market positions, or introduce innovative business models or technologies, to launch highly-engaging content, products or services that may attract a large user base and achieve rapid growth, which may make it more challenging for us to acquire new customers and materially and adversely affect our business expansion and results of operations. In addition, if international players gain greater access to the China market, certain of our businesses, such as our cloud business and digital media and entertainment business, could be subject to greater competition and pricing pressure, which could reduce our margins or otherwise negatively affect our results of operations. As we continue to expand into markets outside of China, we increasingly face competition from domestic and international players operating in these markets, as well as potential political measures, regulatory challenges and protectionist policies that may support domestic players in those markets. As we develop our platforms and other businesses, such as our New Retail and direct sales businesses, we may also be perceived to compete with other participants in our ecosystem, such as certain merchants and retailers, which may negatively affect our relationships with them.

If we are not able to compete effectively, the level of economic activity and user engagement in our ecosystem may decrease and our market share and profitability may be negatively affected, which could materially and adversely affect our business, financial condition and results of operations, as well as our reputation and brand.

We may not be able to maintain and improve the network effects of our ecosystem, which could negatively affect our business and prospects.

Our ability to maintain a healthy and vibrant ecosystem that creates strong network effects among consumers, merchants, brands, retailers and other participants is critical to our success. The extent to which we are able to maintain and strengthen these network effects depends on our ability to:

●	offer secure and open platforms for all participants and balance the interests of these participants;
●	provide a wide range of high-quality product, service and content offerings to consumers;
●	attract and retain a wide range of consumers, merchants, brands and retailers;
●	provide effective technologies, infrastructure and services that meet the evolving needs of consumers, merchants, brands, retailers and other ecosystem participants;
●	arrange secure and trusted payment settlement and escrow services;
●	address user concerns with respect to data security and privacy;
●	improve our logistics data platform and coordinate fulfillment and delivery services with logistics service providers;
●	attract and retain third-party service providers that are able to provide quality services on commercially reasonable terms to our merchants, brands, retailers and other ecosystem participants;
●	maintain the quality of our customer service; and
●	continue adapting to the changing demands of the market.

In addition, changes we make to our current operations to enhance and improve our ecosystem or to comply with regulatory requirements may be viewed positively from one participant group’s perspective, such as consumers, but may have negative effects from another group’s perspective, such as merchants. If we fail to balance the interests of all participants in our ecosystem, consumers, merchants, brands, retailers and other participants may spend less time, mind share and resources on our platforms and may conduct fewer transactions or use alternative platforms, any of which could result in a material decrease in our revenue and net income.

We may not be able to maintain our culture, which has been a key to our success.

Since our founding, our culture has been defined by our mission, vision and values, and we believe that our culture has been critical to our success. In particular, our culture has helped us serve the long-term interests of our customers, attract, retain and motivate employees and create value for our shareholders. We face a number of challenges that may affect our ability to sustain our corporate culture, including:

●	failure to identify, attract, promote and retain people who share our culture, mission, vision and values in leadership positions;
●	retirements and departures of founders, executives and members of the Alibaba Partnership, and failure to execute an effective management succession plan;
●	challenges of effectively incentivizing and motivating employees, including members of senior management, and in particular those who have gained a substantial amount of personal wealth related to share-based awards;
●	the increasing size, complexity, geographic coverage and cultural diversity of our businesses and workforce;
●	challenges in managing a workforce that is expanding through organic growth and acquisitions, in providing effective training to this workforce, and in promoting a culture of compliance with laws and regulations and preventing misconduct among our employees and participants in our ecosystem;
●	competitive pressures to move in directions that may divert us from our mission, vision and values;

●	the pressure from the public markets to focus on short-term results instead of long-term value creation; and
●	the increasing need to develop expertise in new areas of business, such as New Retail, consumer services and expansion of our logistics network services, that affect us.

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

Our investments in innovations and new technologies, which may be significant, may not increase our competitiveness or generate financial returns in the short term, or at all, and we may not be successful in adopting and implementing new technologies, such as AI. The changes and developments taking place in our industry may also require us to re-evaluate our business model and adopt significant changes to our long-term strategies and business plans. Our failure to innovate and adapt to these changes and developments in a timely manner could have a material adverse effect on our business, financial condition and results of operations. Even if we timely innovate and adopt changes in our strategies and plans, we may nevertheless fail to realize the anticipated benefits of these changes or even generate lower levels of revenue as a result.

Our failure to manage the significant management, operational and financial challenges involved in growing our business and operations could harm us.

Our business has become increasingly complex as the scale, diversity and geographic coverage of our business and our workforce continue to expand through both organic growth and acquisitions. This expansion increases the complexity of our operations and places a significant strain on our management, operational and financial resources. The challenges involved in expanding our businesses require our employees to handle new and expanded responsibilities and duties. If our employees fail to adapt to the expansion or if we are unsuccessful in hiring, training, managing and integrating new employees or retraining and expanding the roles of our existing employees, our business, financial condition and results of operations may be materially harmed.

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

We have acquired and invested in a large number and a diverse range of businesses, including those in different countries and regions, technologies, services and products in recent years. We have also made investments of varying sizes in joint ventures. From time to time, we may have a number of pending investments and acquisitions that are subject to closing conditions and risks of failure to close. See “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Recent Investment, Acquisition and Strategic Alliance Activities.” We expect to continue to evaluate and consider a wide array of potential strategic transactions as part of our overall business strategy, including business combinations, acquisitions and dispositions of businesses, technologies, services, products and other assets, as well as strategic investments, joint ventures and alliances. At any given time we may be engaged in discussing or negotiating a range of these types of transactions. These transactions involve significant challenges and risks, including:

●	difficulties in, and significant and unanticipated additional costs and expenses resulting from, integrating into our business the large number of personnel, operations, products, services, technology, internal controls and financial reporting of the businesses we acquire;
●	disruption of our ongoing business, distraction of and significant time and attention required from our management and employees and increases in our expenses;
●	departure of skilled professionals and proven management teams of acquired businesses, as well as the loss of established client relationships of those businesses we invest in or acquire;
●	for investments over which we may not obtain management and operational control, we may lack influence over the controlling partners or shareholders, or may not have aligned interests with those of our partners or other shareholders;
●	additional or conflicting regulatory requirements, heightened restrictions on and scrutiny of investments, acquisitions and foreign ownership in other jurisdictions, on national security grounds or for other reasons, regulatory requirements such as filings and approvals under the anti-monopoly and competition laws, rules and regulations, the risk that acquisitions or investments may fail to close, due to political and regulatory challenges or protectionist policies, as well as related compliance and publicity risks;
●	actual or alleged misconduct, unscrupulous business practices or non-compliance by us or any company we acquire or invest in or by its affiliates or current or former employees, whether before, during or after our acquisition or investments;
●	difficulties in identifying and selecting appropriate targets and strategic partners, including potential loss of opportunities for strategic transactions with competitors of our investee companies and strategic partners;
●	difficulties in conducting sufficient and effective due diligence on potential targets and unforeseen or hidden liabilities or additional incidences of non-compliance, operating losses, costs and expenses that may adversely affect us following our acquisitions or investments or other strategic transactions;
●	negative impact on our cash and credit profile from loans to or guarantees for the benefit of equity method investees; and
●	actual or potential impairment charges or write-offs of investments in equity method investees or intangible assets (including intellectual property we acquire), and goodwill recorded in connection with invested businesses, particularly investments in publicly traded companies, in the event that a decline in fair value below the carrying value of our equity method investments is other-than-temporary, or the carrying amount of a reporting unit to which goodwill is allocated exceeds its fair value. See “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Critical Accounting Policies and Estimates — Impairment Assessment on Investments in Equity Method Investees” and “—Impairment Assessment on Goodwill and Intangible Assets.”

These and other risks could lead to negative publicity, increased regulatory scrutiny, litigation, government inquiries, investigations, actions or penalties against us and the companies we invest in or acquire on the ground of non-compliance with regulatory requirements, or even against our other businesses, and may force us to incur significant additional expenses and allocate significant management and human resources to rectify or improve these companies’ corporate governance standards, disclosure controls and procedures or internal controls and systems. See also “— PRC regulations regarding acquisitions impose significant regulatory approval and review requirements, which could make it more difficult for us to pursue growth through acquisitions.” As a result, we may experience significant difficulties and uncertainties carrying out investments and acquisitions, and our growth strategy, reputation and/or the trading prices of our ADSs, Shares and/or other securities may be materially and adversely affected. As we continue to implement our New Retail strategy, among other initiatives, and further expand our ecosystem, we expect that our acquisition and investment activity will continue at a rapid pace, with a large number and diverse range of target companies, and we will continue to face significant challenges, including unanticipated ones, in integrating these businesses into our existing businesses.

We face challenges in expanding our international and cross-border businesses and operations.

In addition to risks that generally apply to our acquisitions and investments, we face risks associated with expanding into an increasing number of markets where we have limited or no experience, we may be less well-known or have fewer local resources and we may need to localize our business practices, culture and operations. We also face protectionist or national security policies that could, among other things, hinder our ability to execute our business strategies and put us at a competitive disadvantage relative to domestic companies in other jurisdictions. The expansion of our international and cross-border businesses will also expose us to risks and challenges inherent in operating businesses globally, including:

●	challenges in replicating or adapting our company policies and procedures to operating environments different from that of China, including technology and logistics infrastructure;
●	challenges of maintaining efficient and consolidated internal systems, including IT infrastructure, and of achieving customization and integration of these systems with the other parts of our ecosystem;
●	lack of acceptance of our product and service offerings, and challenges of localizing our offerings to appeal to local tastes;
●	protectionist or national security policies that restrict our ability to:
●	invest in or acquire companies;
●	develop, import or export certain technologies, such as the national AI initiative proposed by the U.S. government;
●	utilize technologies that are deemed by local governmental regulators to pose a threat to their national security; or
●	obtain or maintain the necessary licenses and authorizations to operate our businesses;
●	the need for increased resources to manage regulatory compliance across our international businesses;
●	failure to attract and retain capable talent with international perspectives who can effectively manage and operate local businesses;
●	compliance with privacy laws and data security laws, including the GDPR, and compliance costs across different legal systems;
●	heightened restrictions and barriers on the transfer of data between different jurisdictions;
●	differing, complex and potentially adverse customs, import/export laws, tax rules and regulations or other trade barriers or restrictions, including significant delays in or even suspensions of customs clearance, which may be applicable to transactions conducted through our international and cross-border platforms, related compliance obligations and consequences of non-compliance, and any new developments in these areas;
●	compliance with new and evolving laws and regulations governing e-commerce and digital services and platforms, such as the Digital Services Act and Digital Markets Act recently proposed by the European Commission;

●	availability, reliability and security of international and cross-border payment systems and logistics infrastructure;
●	exchange rate fluctuations; and
●	political instability and general economic or political conditions in particular countries or regions, including territorial or trade disputes, war and terrorism.

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

The growth of the PRC economy has slowed in recent years compared to prior years. According to the National Bureau of Statistics of China, China’s real GDP growth rate decreased from 6.6% in 2018 to 6.1% in 2019, and, mainly due to the COVID-19 pandemic, further to 2.3% in 2020. There have also been concerns about the relationships among China and other Asian countries, the relationship between China and the United States, as well as the relationship between the United States and certain other Asian countries such as North Korea, which may result in or intensify potential conflicts in relation to territorial, regional security and trade disputes. See “— Changes in international trade or investment policies and barriers to trade or investment, and the ongoing geopolitical conflict, may have an adverse effect on our business and expansion plans, and could lead to the delisting of our securities from U.S. exchanges and/or other restrictions or prohibitions on investing in our securities.” The COVID-19 pandemic has severely disrupted business operations, supply chain and workforce availability across the world, leading to substantial declines in business activities that have negatively impacted and may continue to negatively impact our business, financial condition and results of operations. See “— An occurrence of a widespread health epidemic or other outbreaks or natural disasters could have a material adverse effect on our business, financial condition and results of operations.” Any disruptions or continuing or worsening slowdown, whether as a result of trade conflicts, the COVID-19 pandemic or other reasons, could significantly reduce commerce activities in China and globally, which could lead to significant reduction in merchants’ demand for and spending on the various services we offer, such as our marketing services and cloud computing services. An economic downturn, whether actual or perceived, a further decrease in economic growth rates or an otherwise uncertain economic outlook in China or any other market in which we may operate could have a material adverse effect on business and consumer spending and, as a result, adversely affect our business, financial condition and results of operations.

In addition, because we hold a significant amount of cash and cash equivalents and short-term investments, if financial institutions and issuers of financial instruments that we hold become insolvent or if the market for these financial instruments become illiquid as a result of a severe economic downturn, our business and financial condition could be materially and adversely affected.

An occurrence of a widespread health epidemic or other outbreaks or natural disasters could have a material adverse effect on our business, financial condition and results of operations.

Our business could be materially and adversely affected by the outbreak of a widespread health epidemic, such as swine flu, avian influenza, severe acute respiratory syndrome, or SARS, Ebola, Zika or COVID-19; natural disasters, such as snowstorms, earthquakes, fires or floods; or other events, such as wars, acts of terrorism, environmental accidents, power shortages or communication interruptions. The occurrence of a disaster or a prolonged outbreak of an epidemic illness or other adverse public health developments in China or elsewhere in the world could materially disrupt our industry and our business and operations, and have a material adverse effect on our business, financial condition and results of operations. For example, these events could cause a temporary closure of the facilities we use for our operations or severely impact consumer behaviors and the operations of merchants, business partners and other participants in our ecosystem. Our operations could also be disrupted if any of our employees or employees of our business partners were suspected of contracting an epidemic disease, since this could require us or our business partners to quarantine some or all of these employees or disinfect the facilities used for our operations. In addition, our revenue and profitability could be materially reduced to the extent that a natural disaster, health epidemic or other outbreak harms the global or PRC economy in general.

In particular, the global outbreak of the COVID-19 pandemic is having a significant negative impact on the global economy, which has adversely affected our business and financial results. Starting in late January 2020, the COVID-19 pandemic triggered a series of lock-downs, social distancing requirements and travel restrictions that drastically reduced business activities in China. This substantial decline in business activities in China negatively affected most of our domestic core commerce businesses, including our China retail marketplaces and Local Consumer Services business, as well as other businesses that involve travel, transportation and offline entertainment, such as Fliggy, Alibaba Pictures, Damai and Amap. Our key international commerce businesses also experienced a negative impact. The COVID-19 pandemic also presented and may continue to present challenges to our business operations as well as the business operations of our merchants, business partners and other participants in our ecosystem, such as closure of offices and facilities, disruptions to or even suspensions of normal business and logistics operations, as well as restrictions on travel. Although our businesses have recovered or are starting to recover, it is not possible to determine the ultimate impact of the COVID-19 pandemic on our business operations and financial results, which is highly dependent on numerous factors, including the duration and spread of the pandemic and any resurgence of the COVID-19 pandemic in China or elsewhere, actions taken by governments, domestically and in international relations, the response of businesses and individuals to the pandemic, the impact of the pandemic on business and economic conditions in China and globally, consumer demand, our ability and the ability of merchants, retailers, logistics service providers and other participants in our ecosystem to continue operations in areas affected by the pandemic and our efforts and expenditures to support merchants and partners and ensure the safety of our employees. The COVID-19 pandemic may continue to adversely affect our business and results of operations.

Changes in international trade or investment policies and barriers to trade or investment, and the ongoing geopolitical conflict, may have an adverse effect on our business and expansion plans, and could lead to the delisting of our securities from U.S. exchanges and/or other restrictions or prohibitions on investing in our securities.

In recent years, international market conditions and the international regulatory environment have been increasingly affected by competition among countries and geopolitical frictions. In particular, the U.S. administration has advocated for and taken steps toward restricting trade in certain goods, particularly from China. From 2018 to late 2019, the United States announced several tariff increases that applied to products imported from China, totaling over US$550 billion. By the end of 2019, the two countries had reached a phase one trade deal to roll back tariffs and suspend certain tariff increases by the United States that were scheduled to take effect from December 2019, and in January 2020, the two sides entered into a formal phase one agreement on trade. The progress of trade talks between China and the United States is subject to uncertainties, and there can be no assurance as to whether the United States will maintain or reduce tariffs, or impose additional tariffs on Chinese products in the near future. Furthermore, in August 2019, the U.S. Treasury Department labelled China as a currency manipulator, which label was officially dropped by the U.S. Treasury Department in January 2020. However, it is uncertain whether the U.S. government may issue any similar announcement in the future. As a result of such announcement, the United States may take further actions to eliminate perceived unfair competitive advantages created by alleged manipulating actions. Changes to national trade or investment policies, treaties and tariffs, fluctuations in exchange rates or the perception that these changes could occur, and could adversely affect the financial and economic conditions in the jurisdictions in which we operate, as well as our international and cross-border operations, our financial condition and results of operations.

In addition, the United States is considering ways to limit U.S. investment portfolio flows into China. For example, in May 2020, under pressure from U.S. administration officials, the independent Federal Retirement Thrift Investment Board suspended its implementation of plans to change the benchmark of one of its retirement asset funds to an international index that includes companies in emerging markets, including China. China-based companies, including us and our related entities, may become subject to executive orders or other regulatory actions that may, among other things, prohibit U.S. investors from investing in these companies and delist the securities of these companies from U.S. exchanges. As a result, U.S. and certain other persons may be prohibited from investing in the securities of our company or our related entities, whether or not they are listed on U.S. exchanges. For example, in November 2020, the U.S. administration issued U.S. Executive Order 13959, prohibiting investments by any U.S. persons in publicly traded securities of certain Chinese companies that are deemed owned or controlled by the Chinese military. In May 2021, the American depositary shares of China Telecom, China Mobile and China Unicom were delisted from the NYSE to comply with this executive order. In June 2021, the U.S. administration expanded the scope of the executive order to Chinese defense and surveillance technology companies. Geopolitical tensions between China and the United States may intensify and the United States may adopt even more drastic measures in the future.

China and other countries have retaliated and may further retaliate in response to new trade policies, treaties and tariffs implemented by the United States. For instance, in response to the tariffs announced by the United States, in 2018 and 2019, China announced it would stop buying U.S. agricultural products and imposed tariffs on over US$185 billion worth of U.S. goods. Although China subsequently granted tariff exemptions for certain U.S. products as a result of trade talks and the phase one trade deal agreed with the United States, it is uncertain whether there will be any further material changes to China’s tariff policies. Any further actions to increase existing tariffs or impose additional tariffs could result in an escalation of the trade conflict, which would have an adverse effect on manufacturing, trade and a wide range of industries that rely on trade, including logistics, retail sales and other businesses and services, which could adversely affect our business operations and financial results.

Additionally, China has issued regulations to give itself the ability to unilaterally nullify the effects of certain foreign restrictions that are deemed to be unjustified to Chinese individuals and entities. The Rules on Counteracting Unjustified Extra-territorial Application of Foreign Legislation and Other Measures promulgated by the MOFCOM on January 9, 2021 with immediate effect, provide that, among other things, Chinese individuals or entities are required to report to the MOFCOM within 30 days if they are prohibited or restricted from engaging in normal business activities with third-party countries or their nationals or entities due to non-Chinese laws or measures; and the MOFCOM, following the decision of the relevant Chinese authorities, may issue prohibition orders contravening such non-Chinese laws or measures. Furthermore, on June 10, 2021, the Standing Committee of the National People’s Congress of China promulgated the Anti-foreign Sanctions Law, which came into effect on the same day. The Anti-foreign Sanctions Law prohibits any organization or individual from implementing or providing assistance in implementation of discriminatory restrictive measures taken by any foreign state against the citizens or organizations of China. In addition, all organizations and individuals in China are required to implement the retaliatory measures taken by relevant departments of the State Council. Since the aforesaid laws and rules were newly promulgated, there exist high uncertainties as to how such regulations will be interpreted and implemented and how they would affect our business, results of operations or the trading prices of our ADSs, Shares and/or other securities.

Changes in laws and policy could negatively affect, for example, both export-focused businesses on AliExpress and Alibaba.com, as well as import-focused businesses on Tmall, Tmall Global and Kaola. Conflicting regulatory requirements could also increase our compliance costs and subject us to regulatory scrutiny. Any further escalation in geopolitical tensions or a trade war, or news and rumors of any escalation, could affect activity levels within our ecosystem and have a material and adverse effect on our business, results of operations, and/or the trading prices of our ADSs, Shares and/or other securities. Any restrictions imposed by the United States or other countries on capital flows into China or China-based companies may prevent potential investors from investing in us, and the trading prices and liquidity of our ADSs, Shares and/or other securities may suffer as a result.

Geopolitical tensions and policy changes have also led to measures that could have adverse effects on China-based issuers, including legislation in the United States that would require listed companies whose audit reports and/or auditors are not subject to review by the PCAOB to be subject to enhanced disclosure obligations and be subject to delisting if they do not comply with the requirements. See “— Risks Related to Doing Business in the People’s Republic of China — If our auditor is sanctioned or otherwise penalized by the PCAOB or the SEC as a result of failure to comply with inspection or investigation requirements, our financial statements could be determined to be not in compliance with the requirements of the U.S. Exchange Act or other laws or rules in the United States, which could ultimately result in our ADSs being delisted and materially and adversely affect our other securities.”

Export control, economic or trade sanctions and a heightened trend towards trade and technology “de-coupling” could negatively affect our technology supply chain and ability to recruit talent and conduct technological collaboration, and could subject us to regulatory investigations, fines, penalties or other actions and reputational harm, which could materially and adversely affect our competitiveness and business operations, as well as lead to significant decrease in the trading prices of our ADSs, Shares and/or other securities.

The United Nations and a number of countries and jurisdictions, including China, the United States and the EU, have adopted various export control and economic or trade sanction regimes. Export control, economic and trade sanctions have been threatened and/or imposed by the U.S. government on a number of China-based technology companies, including ZTE Corporation, Huawei Technologies Co., Ltd., or Huawei, certain of their respective affiliates, and other China-based technology companies. Actions have been brought against ZTE Corporation and Huawei and related persons by the U.S. government. The United States has also in certain circumstances threatened to impose further export control, sanctions, trade embargoes, and other heightened regulatory requirements on China and China-based companies. These sanctions and actions have raised concerns that there may be increasing regulatory challenges or enhanced restrictions against China and other China-based technology companies, including us, our affiliates and our business partners, in a wide range of areas such as data security, emerging technologies, “dual-use” commercial technologies that could be deployed for surveillance or military purposes, import/export of technology or other business activities.

For instance, in 2019 and 2020, the U.S. government announced several orders effectively barring American firms from selling, exporting, re-exporting, or transferring U.S.-origin technology, components and software, among other items, to, among others, Huawei and certain other China-based technology companies and their respective affiliates. In August 2020, the U.S. government announced plans to expand its “Clean Network” program, among other things, to cover the availability of apps from Chinese companies and to prevent U.S. citizens’ most sensitive personal information and businesses’ most valuable intellectual property from being stored and processed on cloud-based systems accessible to certain Chinese companies, including us. The U.S. administration has also issued executive orders imposing restrictions on persons subject to U.S. jurisdiction from entering into certain transactions with ByteDance Ltd. and certain transactions related to WeChat with Tencent Holdings Ltd. In October 2020, it was reported that the U.S. government considered restricting Ant Group’s payment services over national security concerns and the U.S. Department of State submitted a proposal for the U.S. administration to add Ant Group to a trade blacklist, although that proposal was subsequently shelved. In January 2021, the U.S. administration issued U.S. Executive Order 13971 imposing restrictions on persons subject to U.S. jurisdiction from entering into transactions with persons that develop or control eight Chinese-connected applications, including Alipay app. Due to our 33% equity interest in Alipay’s parent, Ant Group, any prohibitions or restrictions against Alipay or Ant Group could be interpreted to apply to us, and any restrictions or prohibitions on our U.S. subsidiaries from engaging in transactions with Alipay and Ant Group may negatively impact and disrupt our business operations. Although the U.S. administration revoked the executive order in June 2021, there is no assurance that the same or similar restrictions will not be implemented in the future. At the same time, the U.S. Administration replaced the executive order with the Executive Order on Protecting Americans’ Sensitive Data from Foreign Adversaries, which reinforces the application of the information and communications technology and services regulations to connected software applications linked to China. Recently, the U.S. Department of Commerce has added a number of China-based companies to its entity list, which identifies foreign entities believed to be involved, or pose a significant risk of being or becoming involved, in activities contrary to the national security or foreign policy interests of the United States and which are prohibited from acquiring some or all items subject to the U.S. Export Administration Regulations. U.S. companies need to first obtain a license in order to sell products or technology to companies on the entity list, and such licenses are rarely granted. As a result of the above actions and other potential actions the U.S. government authorities may take against China-based companies including us, our affiliates and our business partners, the high level of uncertainties relating to such potential actions and their timing and scope, as well as market rumors or speculation on the above, holders of our debt and equity securities may be required or forced to divest or experience significant decrease in the value of their investment. In addition, U.S. entities and individuals with whom we have existing contractual or other relationships may be prohibited from continuing to do business with us, including performing their obligations under agreements involving our supply chain, logistics, software development, cloud services and other products and services.

In August 2020, MOFCOM and the Ministry of Science and Technology of the PRC issued a notice which stipulates that certain technologies, including technologies related to personalized information push services based on data analysis, are restricted from export outside the PRC without approval. Some of our technologies could fall within the scope of technologies subject to such export restriction. In addition, according to the PRC Export Control Law which came into effect in December 2020, we, our affiliates and business partners may also be required to obtain licenses, permits and governmental approvals to export certain goods, technologies and services. These and additional regulatory restrictions and requirements that may become effective from time to time may increase our compliance burden and affect our ability and efficiency in expanding to international markets.

These restrictions, and similar or more expansive restrictions that may be imposed by the United States or other jurisdictions in the future, whether directed against us, our affiliates or our business partners, may materially and adversely affect our and our technology partners’ abilities to acquire technologies, systems, devices or components that may be critical to our technology infrastructure, service offerings and business operations, as well as restrict our ability to operate in the United States or other jurisdictions. As a result of heightened restrictions, we and our technology partners may be forced to develop equivalent technologies or components, or obtain equivalent technologies or components from sources outside the United States. We and they may not be able to do so in a timely manner and on commercially favorable or acceptable terms, or at all. These restrictions or sanctions, whether targeting us or specific entities related to us, could negatively affect our and our technology partners’ abilities to recruit research and development talent or conduct technological collaboration with scientists and research institutes in the United States, Europe or other countries, which could significantly harm our competitiveness, as well as increase our compliance costs and risks. There can be no assurance that current or future export controls or economic and trade sanctions regulations or developments will not have a negative impact on our business or reputation. On June 8, 2021, the U.S. Senate passed the U.S. Innovation and Competition Act, or the USIC Act, which, among other things, provides funding for and encourages research in critical technology focus areas, such as artificial intelligence, high performance computing and advanced manufacturing, as well as the commercialization of such technologies to U.S. businesses. It includes provisions that block the allocation of research grants to companies with financial ties to the PRC government. Whether or not enacted into law, the USIC Act and any similar legislation or regulations by the U.S. government may further strain the relationship between China and the United States and lead to further restrictions and “de-coupling.”

In addition, Chinese companies, such as us and Ant Group, if targeted under U.S. economic sanctions, may lose access to the U.S. markets and the U.S. financial system, including the ability to use U.S. dollars to conduct transactions, settle payments or to maintain correspondent accounts with U.S. financial institutions. U.S. entities and individuals may not be permitted to do business with sanctioned companies and persons, and international banks and other companies may as a matter of law and/or policy decide not to engage in transactions with such companies. Moreover, certain reports have suggested that the U.S. government may use its influence to block Chinese financial institutions from using the SWIFT network that enables financial institutions to send and receive information about financial transactions, which may in turn adversely affect the ability of Chinese companies, including us, to access international payment, clearance and settlement networks.

Furthermore, if any of our expanding network of investee companies, global business partners, joint venture partners or other parties that have collaborative relationships with us or our affiliates, including Ant Group, were to become subject to sanctions or export control restrictions, this might result in significant negative publicity, governmental investigations and reputational harm to us. Some of such companies, partners and other parties, including some of our investee companies, have become subject to sanctions or export control restrictions. Media reports on alleged violation of export control or economic and trade sanctions laws, or on uses of the technologies, systems or innovations that we develop, such as biometrics data analysis and artificial intelligence, for purposes which could be perceived as inappropriate or controversial, by us, our clients, business partners, investees or other parties not affiliated with or controlled by us, even on matters not involving us, could nevertheless damage our reputation and lead to regulatory investigations, fines and penalties against us. Such fines and penalties may be significant, and if we were publicly named or investigated by any regulator on the basis of suspected or alleged violations of export control or economic and trade sanctions laws and rules, even in situations where the potential amount or fine involved may be relatively small, our reputation could be significantly harmed. Any of these circumstances may cause the trading prices of our ADSs, Shares and/or other securities to decline significantly, and materially reduce the value of your investment in our ADSs, Shares and/or other securities.

We may suffer reputational harm and the trading prices of our ADSs, Shares and/or other securities may decrease significantly due to business dealings by, or connections of, merchants or consumers on our marketplaces with sanctioned countries or persons.

The U.S. government imposes broad economic and trade restrictions on dealings with certain countries and regions, including the Crimea, Cuba, Iran, North Korea and Syria, or the Sanctioned Countries, and numerous individuals and entities, including those designated as having engaged in activities relating to terrorism, drug trafficking, cybercrime, the rough diamond trade, proliferation of weapons of mass destruction or human rights violations, or the Sanctioned Persons. The U.S. government’s economic sanctions programs evolve or threaten to change frequently, including with respect to the Sanctioned Countries and other countries, such as Russia and Venezuela, and there are risks of further enhanced economic sanctions concerning these countries, among others. It is not, however, possible to predict with a reasonable degree of certainty how the regulatory environment concerning U.S. economic sanctions may develop. The United Nations, the EU, the UK, and other countries also impose economic and trade restrictions, including on certain Sanctioned Countries and Sanctioned Persons.

As a Cayman Islands company with the substantial majority of our subsidiaries and operations outside of the U.S., UK and EU, we are generally not required to comply with U.S., UK, and EU sanctions to the same extent as U.S., UK or EU entities. However, for companies like us, their U.S., UK, and EU subsidiaries, employees who are U.S. persons or UK or EU nationals, activities in the U.S., UK, or EU, activities involving U.S.-origin goods, technology or services, and certain conduct or dealings, among other activities, are subject to applicable sanctions requirements. We do not have employees or operations in any of the Sanctioned Countries, and, although our websites are open and available worldwide, we do not actively solicit business from the Sanctioned Countries or Sanctioned Persons. In the case of Alibaba.com, our aggregate cash revenue from members in these Sanctioned Countries in the fiscal year ended March 31, 2021 accounted for a negligible portion of our total revenue. In the case of AliExpress and our China retail marketplaces, an insignificant percentage of orders have been placed by consumers from the Sanctioned Countries, with a negligible amount of aggregate GMV in the fiscal year ended March 31, 2021 through transactions conducted voluntarily among merchants and consumers on these marketplaces. As all transaction fees on AliExpress and our China retail marketplaces are paid by merchants, primarily based in China, we do not earn any fees or commission from consumers in Sanctioned Countries in respect of transactions conducted on these platforms.

We have established a compliance program that aims to ensure our compliance with these economic and trade restrictions, as well as export control regimes. However, these laws and regulations are complex and subject to frequent change, including with respect to jurisdictional reach and the lists of countries, entities, individuals and technologies subject to sanctions and other regulatory controls. For example, the U.S. Senate and the House of Representatives re-introduced the Uyghur Forced Labor Prevention Act in January and February 2021, respectively, and in March 2021, the U.S. House of Representatives re-introduced the Uyghur Forced Labor Disclosure Act. If enacted, these bills would, among other things, prohibit imports into the United States from China’s Xinjiang Autonomous Uyghur Region, or Xinjiang, and require publicly-listed companies in the United States including us to disclose information about their supply chain links, related gross revenue and net profit figures and certain activities in Xinjiang. The U.S. government has also implemented bans on certain imports from Xinjiang, including cotton, tomatoes and silica-based products, among others. In July 2021, the U.S. Department of State and other agencies jointly issued an updated advisory warning that businesses with supply chain and investment links to Xinjiang may run a high risk of violating U.S. law. We may incur significant costs related to current, new or changing sanctions, embargoes, export controls programs or other restrictions and disclosure requirements, as well as negative publicity, investigations, fines, fees or settlements, which may be difficult to predict. We also could face increased compliance costs and risks as we expand globally and into additional businesses, such as cloud computing.

Certain institutional investors, including state and municipal governments in the United States and universities, as well as financial institutions, have proposed or adopted divestment or similar initiatives regarding investments in companies that do business with Sanctioned Countries. Accordingly, as a result of activities on our marketplaces or in connection with other business we operate that may involve users based in the Sanctioned Countries or Sanctioned Persons, certain investors may not wish to invest or may divest their investment in us, certain financial institutions may not wish to lend, extend credit or offer ordinary banking services to us, or seek early repayment of loans made to us, and certain financial institutions and other businesses with which we partner or may partner may seek to avoid business relationships with us. These divestment initiatives and terminations of business services may negatively impact our reputation, business and results of operations, and may materially and adversely affect the trading prices of our ADSs, Shares and/or other securities.

We are subject to a broad range of laws and regulations, and future laws and regulations may impose additional requirements and other obligations that could materially and adversely affect our business, financial condition and results of operations, as well as the trading prices of our ADSs, Shares and/or other securities.

The industries in which we operate in the PRC and other countries, including online and mobile commerce, cloud computing and digital media and entertainment and other online content offerings, as well as certain important business processes, including those that may be deemed as relating to payment and settlement of funds, are highly regulated. Government authorities in the PRC and other countries are likely to continue to issue new laws, rules and regulations and enhance enforcement of existing laws, rules and regulations in these industries. They have imposed, and may continue to impose, requirements or restrictions relating to, among other things, the provision of certain regulated products or services through platforms, new and additional licenses, permits and approvals, renewals and amendments of licenses, or governance or ownership structures, on us or certain of our businesses and our users. Failure to obtain and maintain such required licenses or approvals may materially and adversely affect our business.

PRC regulators have recently enhanced their scrutiny over e-commerce operators including us, and regulators in other jurisdictions are increasingly focused on regulating digital platforms. On November 6, 2020, the SAMR, together with other PRC government authorities convened an administrative guidance meeting focusing on anti-monopoly, fair competition, anti-counterfeiting, food safety, advertising, pricing, consumer protection, data privacy and taxation of e-commerce operators. Furthermore, on May 26, 2021, the State Council held an executive meeting proposing that platforms reduce excessive charges on merchants, and commissions and promotion fees from new merchants in an effort to further support the development of SMEs and individual businesses. On July 26, 2021, the Ministry of Industry and Information Technology of the PRC, or the MIIT, launched a campaign to address key issues in the Internet industry, including market order disturbance, infringement of user rights, threat to data security and illegal access to networks. New laws and regulations and more stringent enforcement may directly or indirectly impose additional restrictions, requirements and regulatory scrutiny on our business, and the perception that new laws and regulations will be implemented or that more stringent enforcement may be put in place may further negatively impact the trading prices of our ADSs, Shares and/or other securities.

For example, the PRC E-commerce Law, or the E-commerce Law, and the Measures for the Supervision and Administration of Online Trading, or the Online Trading Measures, impose a series of requirements on e-commerce operators including e-commerce platform operators, merchants operating on the platform and the individuals and entities carrying out business online. Among other things, the Online Trading Measures specify typical examples of unreasonable restrictions or conditions imposed by e-commerce platform operators on transactions concluded on their platforms and require e-commerce platform operators to verify and update each merchant’s profile on a regular basis and monitor their market participant registration status. See “Item 4. Information on the Company — B. Business Overview — Regulation — Regulation of Online and Mobile Commerce.” These requirements result in significant additional compliance costs, subject us to higher liabilities or require us to change our business practices. Failure by e-commerce platform operators to comply with these requirements may subject us to suspension of business, order of rectification and fines. Moreover, certain third-party platforms, although offering products and services competing with our marketplaces, may not be deemed as e-commerce operators and may be subject to less stringent requirements with respect to merchant regulation and consumer protection. Our platform governance measures in response to more stringent requirements may lead to loss of merchants to those platforms, or to complaints or claims made against us by merchants on our platforms. New regulations governing various aspects of e-commerce platform operations, including those that may limit an e-commerce platform operator’s ability to provide consumers with personalized shopping recommendations, could materially and adversely affect our operating results.

We have from time to time been subject, and are likely again in the future to be subject, to PRC and foreign government inquiries and investigations, including those relating to online content, alleged third-party intellectual property infringement, cybersecurity and privacy laws, anti-monopoly laws and regulations, and securities laws and regulations. We also face scrutiny, and have been subject, and continue to be subject, to inquiries and investigations, from PRC and foreign governmental bodies that focus on cross-border trade, tax, intellectual property protection, investment activities, human rights, user privacy and data protection, anti-monopoly matters and allegedly fraudulent or other criminal transactions. As we further expand into international markets, we will also increasingly become subject to additional legal and regulatory compliance requirements as well as political and regulatory challenges, including scrutiny on data privacy and security and anti-money laundering compliance, on national security grounds or for other reasons, in foreign countries in which we conduct business or investment activities. None of these inquiries or investigations has resulted in significant restrictions on our business operations. However, as we continue to grow in scale and significance, we expect to face increased scrutiny, which will, at a minimum, result in our having to continue to increase our investment in compliance and related capabilities and systems, which could adversely affect our business, financial condition and results of operations.

We rely on Alipay to conduct substantially all of the payment processing and all of the escrow services on our marketplaces. If services and products provided by Alipay or Ant Group’s other businesses are limited, restricted, curtailed or degraded in any way, or become unavailable to us or our users for any reason, our business may be materially and adversely affected.

Ant Group offers a variety of services and products that have become essential parts of the services and experience we offer to consumers and merchants on our platforms. These services and products are critical to our marketplaces and the development of our ecosystem. In particular, given the significant transaction volume on our platforms, Alipay provides convenient payment processing and escrow services to us on preferential terms pursuant to commercial arrangements between us and Ant Group. In the fiscal year ended March 31, 2021, approximately 70% of the GMV of our China retail marketplaces was settled through Alipay’s escrow and payment processing services. We also leverage the convenience, availability and ease of use of Alipay and Ant Group’s other products and services, such as consumer loans and insurance, to provide high quality experience and services to users, merchants and other participants in our ecosystem. If the availability, quality, utility, convenience or attractiveness of Alipay’s and Ant Group’s other services and products declines or changes for commercial, regulatory, compliance or any other reason, the attractiveness of our marketplaces and the level of activities on our marketplaces could be materially and adversely affected.

Particularly, Alipay’s business is subject to a number of risks that could materially and adversely affect its ability to provide payment processing and escrow services to us, including:

●	dissatisfaction with Alipay’s services or lower use of Alipay by consumers, merchants, brands and retailers;
●	increasing competition, including from other established Chinese Internet companies, payment service providers and companies engaged in other financial technology services;
●	changes to rules or practices applicable to payment systems that link to Alipay;
●	breach of users’ privacy and concerns over the use and security of information collected from customers and any related negative publicity relating thereto;
●	service outages, system failures or failure to effectively scale the system to handle large and growing transaction volumes;
●	increasing costs to Alipay, including fees charged by banks to process transactions through Alipay, which would also increase our cost of revenues;
●	negative news about and social media coverage on Alipay, its business, its product and service offerings or matters relating to Alipay’s data security and privacy; and
●	failure to manage user funds accurately or loss of user funds, whether due to employee fraud, security breaches, technical errors or otherwise.

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

Alipay’s and Ant Group’s other businesses are highly regulated and are required to comply with numerous complex and evolving laws, rules and regulations, including in the areas of online and mobile payment services, wealth management, financing and insurance. As Alipay and Ant Group’s other businesses expand their businesses and operations into more international markets, they will become subject to additional legal and regulatory risks and scrutiny. For example, Alipay or Ant Group’s other affiliates are required to maintain payment business licenses in the PRC and are also required to obtain and maintain other applicable payment, money transmitter or other related licenses and approvals in other countries or regions where they operate. In certain jurisdictions where Ant Group currently does not have the required licenses, Ant Group provides payment processing and escrow services through third-party service providers. If Ant Group or any of its partners fails to obtain and maintain all required licenses and approvals or otherwise fails to manage the risks relating to their businesses, if new laws, rules or regulations come into effect that impact Ant Group or its partners’ businesses, or if any of Ant Group’s partners ceases to provide services to Ant Group, its services could be suspended or severely disrupted, and its ability to continue to deliver payment services to us on preferential terms and other services and products to our consumers, merchants and other ecosystem participants may be undermined. Furthermore, our commercial arrangements with Alipay may be subject to anti-competition challenges. See “Item 4. Information on the Company — B. Business Overview — Regulation — Regulation Applicable to Alipay.”

If we needed to migrate to another third-party payment service or significantly expand our relationship with other third-party payment services, the transition would require significant time and management resources, and the third-party payment service may not be as effective, efficient or well-received by consumers, merchants, brands and retailers on our marketplaces. These third-party payment services also may not provide escrow services, and we may not be able to receive commissions based on GMV settled through these systems. We would also receive less, or lose entirely, the benefit of the commercial agreement with Ant Group and Alipay, which provides us with preferential terms, and may be required to pay more for payment processing and escrow services than we currently pay. There can be no assurance that we would be able to reach an agreement with an alternative payment service provider on acceptable terms or at all, and our business, financial condition and results of operations may be materially and adversely affected.

Ant Group, which provides payment processing services as well as facilitates other financial and value-added services, is subject to a broad range of evolving laws and regulations, and additional requirements and other obligations imposed on Ant Group could materially and adversely affect our business and the trading prices of our ADSs, Shares and/or other securities.

Ant Group, in which we hold a 33% equity interest, provides payment processing services on our platforms as well as facilitates other financial and value-added services, such as digital payment, wealth management, micro financing and insurance services. Ant Group is subject to various laws, rules and regulations in the PRC and other countries where it operates, including those governing payment, micro financing, privacy, cross-border money transmission, anti-money laundering, counter-terrorist financing and consumer protection laws, rules and regulations. See “Item 4. Information on the Company — B. Business Overview — Regulation — Regulation Applicable to Alipay.” These laws, rules and regulations are highly complex, constantly evolving and could change or be reinterpreted to be burdensome, difficult or impossible for Ant Group to comply with.

PRC regulators have recently enhanced their scrutiny over financial technology, or fintech, businesses, and have proposed or promulgated several new measures and rules to strengthen regulations over certain financial industries in which Ant Group operates, such as digital payment, wealth management, micro financing and insurance. See “— We rely on Alipay to conduct substantially all of the payment processing and all of the escrow services on our marketplaces. If services and products provided by Alipay or Ant Group’s other businesses are limited, restricted, curtailed or degraded in any way, or become unavailable to us or our users for any reason, our business may be materially and adversely affected.” See also “Item 4. Information on the Company — B. Business Overview — Regulation — Regulation Applicable to Alipay.” Recently, Ant Group has also been in discussions with PRC regulators about its business. Following a meeting held by PRC financial regulators with Ant Group in December 2020, Ant Group announced that it would establish a rectification working group and bring the operation and development of its finance-related businesses in line with regulatory requirements raised at the meeting. On April 12, 2021, after a meeting with PRC financial regulators, Ant Group announced that under the regulators’ guidance, and in accordance with regulatory requirements, Ant Group had completed the formulation of its rectification plan, according to which Ant Group would apply to set up a financial holding company to ensure its financial-related businesses are fully regulated. To implement the rectification plan and comply with applicable new measures and rules, Ant Group may be required to spend significant time and resources and make changes to its businesses. As a result of regulatory developments, Ant Group’s business operations and growth prospects could be materially and adversely affected. Rectification and other regulatory requirements placed on Ant Group could in turn have a material adverse effect on us and the trading prices of our ADSs, Shares and/or other securities.

Moreover, because of our equity interest in and close association with Ant Group and overlapping user bases, regulatory developments, litigation or proceedings, media and other reports, whether or not true, and other events that affect Ant Group could also negatively affect customers’, regulators’, investors’ and other third parties’ perception of us. For example, shortly after Ant Group’s announcement of the suspension of its proposed dual-listing and initial public offering in November 2020, the trading prices of our ADSs and Shares declined significantly. Changes in Ant Group’s business and future prospects for any reason, or speculation of such changes, may have a negative impact on our business and continue to materially and adversely affect the trading prices of our ADSs, Shares and/or other securities.

Anti-monopoly and unfair competition claims or regulatory actions against us may result in our being subject to fines, constraints on our business and damage to our reputation.

The PRC government has recently enhanced its enforcement of anti-monopoly laws and regulations, including conducting investigations and levying significant fines, with respect to concentration of undertakings, cartel activity, monopoly agreements as well as abusive behavior by companies with market dominance. In January 2020, the SAMR published the Draft Amended PRC Anti-monopoly Law for public comment, which proposes to increase legal liability for certain violations by introducing greater penalties and criminal liabilities for monopolistic behaviors. See “Item 4. Information on the Company — B. Business Overview — Regulation — Other Regulations — Regulation of Anti-monopoly and Anti-unfair Competition.” In December 2020, the PRC central government announced that strengthening anti-monopoly measures and preventing the disorderly expansion of capital has become one of its focuses in 2021, and the government targets to improve digital regulations and legal standards for the identification of platform enterprise monopolies, for the gathering, usage and management of data, and for the protection of consumer rights. As a result of the central government’s focus on anti-monopoly and anticipated enhanced regulation of platform enterprises, our business practice and expansion strategy have been and may continue to be subject to heightened regulatory scrutiny. In order to comply with existing laws and regulations and new laws and regulations that may be enacted in the future, as well as administrative guidance and requirements by regulators, we may need to devote significant resources and efforts, including restructuring affected businesses and adjusting investment activities, which may materially and adversely affect our business, growth prospects, reputation and the trading prices of our ADSs, Shares and/or other securities.

Since its inception in March 2018, the SAMR has continued to strengthen its anti-monopoly enforcement. In June 2019, the SAMR issued the Interim Provisions on the Prohibition of Monopoly Agreements and the Interim Provisions on the Prohibition of Acts of Abuse of Dominant Market Positions, both of which took effect on September 1, 2019, to further enhance enforcement on the supervision of monopoly agreements and prevent and prohibit the abuse of dominant market positions, respectively. In February 2021, the SAMR published the Guidelines on Anti-monopoly Issues in Platform Economy, or the Platform Economy Anti-monopoly Guidelines. The Platform Economy Anti-monopoly Guidelines set out detailed standards and rules in respect of definition of relevant markets, typical types of cartel activity and abusive behavior by companies with market dominance, which provide further guidelines for enforcement of anti-monopoly laws regarding online platform operators. See “Item 4. Information on the Company — B. Business Overview — Regulation — Other Regulations — Regulation of Anti-monopoly and Anti-unfair Competition.” Due to the expansive scope of business activities the anti-monopoly law and regulations target to regulate, many of our businesses and practices, including our pricing practices, promotional activities and cooperation with business partners, may be subject to regulatory scrutiny and significant penalties. Certain long-standing practices, such as our cross-platform user ID system and the manners we offer payment, logistics and other services to consumers may be subject to challenges by regulators, consumers, merchants and other parties. Furthermore, in July 2021, the SAMR released the revised draft Provisions on the Administrative Penalties on Price-related Violation for public comment, which proposed significant penalties, including fines of up to 10% of revenue during the violation period, suspension of business or revocation of required licenses, for a number of price-related violations, such as below-cost pricing to squeeze out competitors, price discrimination, manipulation of market prices and fraudulent pricing. In particular, improper pricing by e-commerce platform operators, including the use of big data analysis, algorithms or other technologies to conduct differentiated pricing and price subsidies, may be subject to significant penalties, including fines of up to 5% of prior year’s revenue, suspension of business and revocation of required licenses. As a result, we may need to devote significant resources or change our business practices to comply with current laws and regulations as well as new laws and regulations that may be enacted in the future. We may also be subject to regulatory investigations, fines and other penalties, which would materially and adversely affect our business and reputation.

In addition, the Online Trading Measures which was promulgated by the SAMR on March 15, 2021 and took effect on May 1, 2021, expressly prohibits an online transaction platform operator from unreasonably restricting or setting any unreasonable conditions on transaction on its platform and interfering with merchants’ independent business operations. See also “Item 4. Information on the Company — B. Business Overview — Regulation —Regulation of Online and Mobile Commerce.” Recently, the SAMR, together with certain other PRC government authorities convened several administrative guidance meetings, focusing on the unfair competition acts in community group buying, the self-inspection and rectification by major Internet companies of possible violations of anti-monopoly, anti-unfair competition, tax and other related laws and regulations, as well as the establishment of long-term mechanism for fair market competition in sharing consumption industry on December 22, 2020, April 13, 2021 and June 3, 2021, respectively. On December 24, 2020, the SAMR commenced an investigation on us pursuant to the PRC Anti-monopoly Law. Following the investigation, on April 10, 2021, the SAMR issued an administrative penalty decision finding that we violated provisions of the PRC Anti-monopoly Law prohibiting a business operator with a dominant market position from restricting business counterparties through exclusive arrangements without justifiable cause, and imposed a fine of RMB18.2 billion. The SAMR also issued an administrative guidance, instructing us to implement a comprehensive rectification program, and to file a self-assessment and compliance report to the SAMR for three consecutive years.

Additionally, the SAMR issued a new set of guidelines with respect to merger control review on September 29, 2018, and on October 23, 2020, the SAMR issued the Interim Provisions on the Review of Concentration of Undertakings, which took effect on December 1, 2020, to further enhance enforcement on the supervision of concentration of undertakings. The SAMR also issued the Notice on Anti-monopoly Enforcement Authorization in December 2018, which grants authorizations to the SAMR’s province-level branches for anti-monopoly enforcement within their respective jurisdictions. See “Item 4. Information on the Company — B. Business Overview — Regulation — Other Regulations — Regulation of Anti-monopoly and Anti-unfair Competition.” The SAMR has imposed and in the future may further impose administrative penalties on various companies including us for failing to duly make filings as to their transactions subject to merger control review by the SAMR. See “— PRC regulations regarding acquisitions impose significant regulatory approval and review requirements, which could make it more difficult for us to pursue growth through acquisitions.”

The PRC Anti-monopoly Law also provides a private right of action for competitors, business partners or customers to bring anti-monopoly claims against companies. In recent years, an increased number of companies have been exercising their right to seek relief under the PRC Anti-monopoly Law. Some of these companies, including our competitors, business partners and customers, have resorted to and may continue making public allegations or launching media campaigns against us, submitting complaints to regulators or initiating private litigation that targets our and our business partners’ prior and current business practices, such as our market approach with traffic resource allocation on our e-commerce platforms, which we base on multiple factors, and our alleged prior narrowly-deployed exclusive partnerships. For example, another e-commerce player in China has brought suit against us under the PRC Anti-monopoly Law in connection with such alleged exclusive partnership arrangements and is claiming a substantial amount of damages, and there may be other similar litigation in the future. See “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal and Administrative Proceedings — JD.com Lawsuit.” In the wake of the April 2021 SAMR administrative penalty decision, there may be other similar litigation in the future, and we may face increased challenges in defending ourselves in existing and future lawsuits brought against us pursuant to the PRC Anti-monopoly Law.

Allegations, claims, investigations, regulatory interviews, unannounced inspections, or other actions or proceedings under the anti-monopoly laws and regulations, regardless of their merits, have caused, and may continue to cause, us to be subject to regulatory actions, such as profit disgorgement and heavy fines, significant amounts of damage payments or settlements, and constraints on our investments and acquisitions. We may be required to make further changes to some of our business practices and divest certain businesses, which could decrease the popularity of our businesses, products and services and cause our revenue and net income to decrease materially. Any of the above circumstances could materially and adversely affect our business, operations, reputation, brand, the trading prices of our ADSs, Shares and/or other securities.

PRC regulations regarding acquisitions impose significant regulatory approval and review requirements, which could make it more difficult for us to pursue growth through acquisitions.

Under the PRC Anti-monopoly Law, companies undertaking certain investments and acquisitions relating to businesses in China must notify and obtain approval from SAMR, before completing any transaction where the parties’ revenues in China exceed certain thresholds and the buyer would obtain control of, or decisive influence over, the other party or any transaction that would otherwise trigger merger control filing obligations. In addition, on August 8, 2006, six PRC regulatory agencies, including the MOFCOM, the SASAC, the STA, the SAIC, the CSRC, and the SAFE, jointly adopted the M&A Rules, which came into effect on September 8, 2006 and were amended on June 22, 2009. Under the M&A Rules, the approval of MOFCOM must be obtained in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire domestic companies affiliated with PRC enterprises or residents. Applicable PRC laws, rules and regulations also require certain merger and acquisition transactions to be subject to security review.

Due to the level of our revenues, our proposed acquisition of control of, or decisive influence over, any company with revenues within China of more than RMB400 million in the year prior to any proposed acquisition would be subject to SAMR merger control review. In addition, a proposed transaction where we and any other party have joint control of or joint decisive influence over any company where such other party has revenues within China of more than RMB400 million in the year prior to such transaction would be subject to SAMR merger control review. Many of the transactions we undertook and may undertake could be subject to SAMR merger review. We have been fined, and expect to be subject to additional fines, for failing to obtain merger control approval for past acquisitions. As we continue to increase investments in our business and pursue strategic acquisitions, we may be subject to further fines in the future, and may be required to make divestures or be subject to other administrative penalties if regulators determine that we have failed to obtain the required approvals in relation to investments and acquisitions. Complying with the requirements of the relevant regulations to complete these transactions could be time-consuming, and any required approval processes, including approval from SAMR, may be uncertain and could delay or inhibit our ability to complete these transactions, which could affect our ability to expand our business maintain our market share or otherwise achieve the goals of our acquisition strategy.

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

Our ability to carry out our investment and acquisition strategy may be materially and adversely affected due to significant regulatory uncertainty as to the timing of receipt of relevant approvals and whether transactions that we may undertake would subject us to fines or other administrative penalties and negative publicity and whether we will be able to complete investments and acquisitions in the future in a timely manner or at all.

Our business and technologies generate and process a large amount of data, including personal data, and the improper use or disclosure of data could result in regulatory investigations and penalties, and harm our reputation and have a material adverse effect on the trading prices of our ADSs, Shares and/or other securities, our business and our prospects.

Our business and technologies generate and process a large quantity of personal data. Our privacy policies concerning the collection, use and disclosure of personal data are posted on our platforms. We face risks inherent in handling and protecting large volumes of data, especially consumer data. In particular, we face a number of challenges relating to data from transactions and other activities on our platforms, including:

●	protecting the data in and hosted on our system, including against attacks on our system or unauthorized use by outside parties or fraudulent behavior or improper use by our employees;
●	addressing concerns, challenges, negative publicity and litigation related to data privacy, collection, use and actual or perceived sharing for promotional and other purposes (including sharing among our own businesses, with business partners or regulators, and concerns among the public about the alleged discriminatory treatment adopted by Internet platforms based on user profile), safety, security and other factors that may arise from our existing businesses or new businesses and technologies, such as new forms of data (for example, biometric data, location information and other demographic information); and
●	complying with applicable laws, rules and regulations relating to the collection (from users and other third-party systems or sources), use, storage, transfer, disclosure and security of personal data, including requests from data subjects and regulatory and government authorities.

These challenges are heightened as we expand our business into jurisdictions with different legal and regulatory regimes, such as the GDPR and the data localization rules to Federal Law on Personal Data of Russia. There have been reports of a number of incidents relating to data security and unauthorized use of user data by high-profile Internet and technology companies and their business partners. If our user data is improperly used or disclosed by any party, or if we were to be found in violation of any data-related laws, rules or regulations, including those relating to collection and use of user data, it could result in a loss of users, businesses and other participants from our ecosystem, suspension of service or blockage of access to mobile app services, loss of confidence or trust in our platforms, litigation, regulatory investigations, significant amounts of penalties or actions against us, significant damage to our reputation or even criminal liabilities, and have a material adverse effect on the trading prices of our ADSs, Shares and/or other securities, our business and prospects.

Pursuant to our data sharing agreement with Ant Group, which sets forth data security and confidentiality protocols, we have agreed to a broad sharing of depersonalized data through a data sharing platform that we own and operate, subject to compliance with relevant law. As permitted by our privacy policies and user agreements, we also grant expressly limited access to specified data on our data platform to certain participants in our ecosystem that provide services to consumers, merchants, brands, retailers and other ecosystem participants. These participants in our ecosystem face the same challenges inherent in handling and protecting large volumes of data. Any actual or perceived improper use of data by us or them, and any systems failure or security breach or lapse on our or their part that results in the release of user data could harm our reputation and brand and, consequently, our business, in addition to exposing us to potential legal liability or regulatory actions. This could also attract negative publicity from media outlets, privacy advocates, our competitors or others and could adversely affect the trading prices of our ADSs, Shares and/or other securities.

Our business is subject to complex and evolving domestic and international laws and regulations regarding privacy and data protection. These laws and regulations can be complex and stringent, and many are subject to change and uncertain interpretation, which could result in claims, changes to our data and other business practices, regulatory investigations, penalties, increased cost of operations, or declines in user growth or engagement, or otherwise affect our business.

Regulatory authorities in China and around the world have implemented and are considering further legislative and regulatory proposals concerning data protection. New laws and regulations that govern new areas of data protection or impose more stringent requirements may be introduced in China and other jurisdictions where we conduct business or may expand into. In addition, the interpretation and application of consumer and data protection laws in China and elsewhere are often uncertain, in flux and complicated, including differentiated requirements for different groups of people or different types of data. It is possible that existing or newly-introduced laws and regulations, or their interpretation, application or enforcement, could significantly affect the value of our data, force us to change our data and other business practices and cause us to incur significant compliance costs.

The PRC regulatory and enforcement regime with regard to privacy and data security is evolving. The PRC Cybersecurity Law provides that personal information and important data collected and generated by operators of critical information infrastructure in the course of their operations in the PRC should be stored in the PRC, and the law imposes heightened regulation and additional security obligations on operators of critical information infrastructure. According to the Cybersecurity Review Measures promulgated by the Cyberspace Administration of China and certain other PRC regulatory authorities in April 2020, which became effective in June 2020, operators of critical information infrastructure must pass a cybersecurity review when purchasing network products and services which do or may affect national security. If we provide or are deemed to provide such network products and services to critical information infrastructure operators, or we are deemed to be a critical information infrastructure operator, we would be required to follow cybersecurity review procedures. There can be no assurance that we would be able to complete the applicable cybersecurity review procedures in a timely manner, or at all, if we are required to follow such procedures. Any failure or delay in the completion of the cybersecurity review procedures may prevent us from using or providing certain network products and services, and may result in fines of up to ten times the purchase price of such network products and services being imposed upon us, if we are to be deemed a critical information infrastructure operator using network products or services without having completed the required cybersecurity review procedures. The PRC government is increasingly focused on data security, recently launching cybersecurity review against a number of mobile apps operated by several US-listed Chinese companies and prohibiting these apps from registering new users during the review period. In addition, on July 10, 2021, the Cyberspace Administration of China issued the Draft Amended Measures for Cybersecurity Review for public comments, which proposes to authorize the relevant government authorities to conduct cybersecurity review on a range of activities that affect or may affect national security, including listings in foreign countries by companies that possess the personal data of more than one million users. The PRC National Security Law covers various types of national security, including technology security and information security. See “Item 4. Information on the Company — B. Business Overview — Regulation — Regulation of Internet Security.”

In addition, regulators in China and other jurisdictions in which we operate may implement measures to ensure that encryption of users’ data does not hinder law enforcement agencies’ access to that data. For example, according to the PRC Cybersecurity Law and relevant regulations, network operators, including us, are obligated to provide assistance and support in accordance with the law for public security and national security authorities to protect national security or assist with criminal investigations. Compliance with these laws and requirements in manners that are perceived as harming privacy could lead to significant damages to our reputation and proceedings and actions against us by regulators and private parties.

On March 12, 2021, the Cyberspace Administration of China, the MIIT, the Ministry of Public Security and the SAMR jointly promulgated the Provisions on the Scope of Necessary Personal Information Required for Common Types of Mobile Internet Applications, which became effective on May 1, 2021, clarifying the scope of necessary information required for certain common mobile apps and stating that mobile apps operators may not deny users’ access to basic functions and services when the users opt out of the collection of unnecessary personal information. The Cyberspace Administration of China has since named a number of mobile apps, including some of ours, in its regulatory announcement for failure to comply with privacy and data security regulations, and ordered these apps to rectify their data collection and use practices. On June 10, 2021, the Standing Committee of the National People’s Congress of China promulgated the Data Security Law which will take effect in September 2021, and in April 2021, the Standing Committee of the National People’s Congress of China released the Draft Personal Information Protection Law for public comment. The Data Security Law provides for data security and privacy obligations of entities and individuals carrying out data activities, prohibits entities and individuals in China from providing any foreign judicial or law enforcement authority with any data stored in China without approval from competent PRC authority, and sets forth the legal liabilities of entities and individuals found to be in violation of their data protection obligations, including rectification order, warning, fines of up to RMB10 million, suspension of relevant business, and revocation of business permits or licenses. See also “Item 4. Information on the Company — B. Business Overview — Regulation — Regulation of Privacy Protection.” As the Data Security Law was recently promulgated and has not yet taken effect and the Draft Personal Information Protection Law remains subject to change, our cross-border transfer of data may be subject to additional compliance requirement and regulatory burdens, and we may be required to make further adjustments to our business practices to comply with the effective or enacted form of the laws, which may increase our compliance costs and adversely affect our business performance.

Compliance with the PRC Cybersecurity Law, the PRC National Security Law, the Data Security Law, the Cybersecurity Review Measures, as well as additional laws and regulations that PRC regulatory bodies may enact in the future, including data security and personal information protection laws, may result in additional expenses to us and subject us to negative publicity, which could harm our reputation among users and negatively affect the trading prices of our ADSs, Shares and/or other securities. There are also uncertainties with respect to how the PRC Cybersecurity Law, the PRC National Security Law and the Data Security Law will be implemented and interpreted in practice. PRC regulators, including the Department of Public Security, the MIIT, the SAMR and the Cyberspace Administration of China, have been increasingly focused on regulation in the areas of data security and data protection, including for mobile apps, and are enhancing the protection of privacy and data security by rule-making and enforcement actions at central and local levels. We expect that these areas will receive greater and continued attention and scrutiny from regulators and the public going forward, which could increase our compliance costs and subject us to heightened risks and challenges associated with data security and protection. If we are unable to manage these risks, we could become subject to penalties, including fines, suspension of business, prohibition against new user registration (even for a short period of time) and revocation of required licenses, and our reputation and results of operations could be materially and adversely affected.

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

Any failure, or perceived failure, by us to comply with the above and other regulatory requirements or privacy protection-related laws, rules and regulations could result in reputational damages or proceedings or actions against us by governmental entities, consumers or others. These proceedings or actions could subject us to significant penalties and negative publicity, require us to change our data and other business practices, increase our costs and severely disrupt our business, hinder our global expansion or negatively affect the trading prices of our ADSs, Shares and/or other securities.

Failure to maintain or improve our technology infrastructure could harm our business and prospects.

We are continuously upgrading our platforms to provide increased scale, improved performance, additional capacity and additional built-in functionality, including functionality related to security. Adopting new products and maintaining and upgrading our technology infrastructure require significant investments of time and resources. Any failure to maintain and improve our technology infrastructure could result in unanticipated system disruptions, slower response times, impaired user experience and delays in reporting accurate operating and financial information. The risks of these events occurring are even higher during certain periods of peak usage and activity, such as on or around the 11.11 Global Shopping Festival or other promotional events, when user activity and the number of transactions are significantly higher on our marketplaces compared to other days of the year. In addition, much of the software and interfaces we use are internally developed and proprietary technology. If we experience problems with the functionality and effectiveness of our software, interfaces or platforms, or are unable to maintain and continuously improve our technology infrastructure to handle our business needs, our business, financial condition, results of operations and prospects, as well as our reputation and brand, could be materially and adversely affected.

In addition, our technology infrastructure and services, including our cloud product and service offerings, incorporate third-party-developed software, systems and technologies, as well as hardware purchased or commissioned from third-party and overseas suppliers. As our technology infrastructure and services expand and become increasingly complex, we face increasingly serious risks to the performance and security of our technology infrastructure and services that may be caused by these third-party-developed components, including risks relating to incompatibilities with these components, service failures or delays or difficulties in integrating back-end procedures on hardware and software. We also need to continuously enhance our existing technology. Otherwise, we face the risk of our technology infrastructure becoming unstable and susceptible to security breaches. This instability or susceptibility could create serious challenges to the security and uninterrupted operation of our platforms and services, which would materially and adversely affect our business and reputation.

Security breaches and attacks against our systems and network, and any potentially resulting breach or failure to otherwise protect personal, confidential and proprietary information, could damage our reputation and negatively impact our business, as well as materially and adversely affect our financial condition and results of operations.

Our cybersecurity measures may not detect, prevent or control all attempts to compromise our systems or risks to our systems, including distributed denial-of-service attacks, viruses, Trojan horses, malicious software, break-ins, phishing attacks, third-party manipulation, security breaches, employee misconduct or negligence or other attacks, risks, data leakage and similar disruptions that may jeopardize the security of data stored in and transmitted by our systems or that we otherwise maintain. Breaches or failures of our cybersecurity measures could result in unauthorized access to our systems, misappropriation of information or data, deletion or modification of user information, or denial-of-service or other interruptions to our business operations. In addition, breaches or failures of the systems and cybersecurity measures of our third-party service providers could also result in unauthorized access to our data and user information. As techniques used to obtain unauthorized access to or sabotage systems change frequently and may not be known until launched against us or our third-party service providers, there can be no assurance that we will be able to anticipate, or implement adequate measures to protect against, these attacks. Moreover, if the security of domain names is compromised, we will be unable to use the domain names in our business operations, which could materially and adversely affect our business operations, reputation and brand image. If we fail to implement adequate encryption of data transmitted through the networks of the telecommunications and Internet operators we rely upon, there is a risk that telecommunications and Internet operators or their business partners may misappropriate our data, which could materially and adversely affect our business operations and reputation.

We and our third-party service providers have been in the past and are likely again in the future to be subject to these types of attacks, breaches and data leakage. For example, in October 2020, Lazada reported a data breach of a legacy RedMart database hosted by a third-party service provider, which resulted in the leakage of certain personal information of 1.1 million RedMart user accounts. Further, in May 2021, a court in China ruled in a criminal case that a software developer illegally collected approximately 1.2 billion pieces of user log-in IDs, alias and phone numbers from the Taobao website using a web crawler, which we discovered and reported to law enforcement in August 2020. We could also be subject to an attack, breach or leakage, which we do not discover at the time or the consequences of which are not apparent until a later point in time, that could result in material damages or remediation costs. Although, to date, to our knowledge, no attack, breach or data leakage has resulted in any material damage or remediation cost, there can be no assurance that, despite our efforts, we will be able to avert these attacks and security breaches, which could subject us to negative publicity, regulatory investigations and significant legal and financial liability, harm our reputation and result in substantial revenue loss from lost sales and customer dissatisfaction. We may not have the resources or technical sophistication to anticipate or prevent rapidly evolving cyber-attacks. Cyber-attacks may target us, our merchants, consumers, users, customers, key service providers or other participants in our ecosystem, or the communication infrastructure on which we depend. We only carry limited cybersecurity insurance, and actual or anticipated attacks and risks may cause us to incur significantly higher costs, including costs to deploy additional personnel and network protection technologies, train employees, and engage third-party experts and consultants. Cybersecurity breaches would not only harm our reputation and business, but also could materially decrease our revenue and net income.

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

The failure of telecommunications network operators to provide us with the requisite bandwidth could also interfere with the speed and availability of our websites and mobile apps. We have no control over the costs of the services provided by the telecommunications operators. If the prices that we pay for telecommunications and Internet services rise significantly, our margins could be adversely affected and the development and growth of our business could also be materially and adversely affected. In addition, if Internet access fees or other charges to Internet users increase, our user base may decrease, which in turn may significantly decrease our revenues.

Our ecosystem could be disrupted by network interruptions.

Our ecosystem depends on the efficient and uninterrupted operation of our computer and communications systems. System interruptions and delays may prevent us from efficiently processing the large volume of transactions on our marketplaces and other businesses we operate. In addition, a large number of merchants and customers maintain their important systems, such as ERP and CRM systems on our cloud computing platform, which contain substantial quantities of data that enables them to operate and manage their businesses. Increasing media and entertainment content on our platforms also requires additional network capacity and infrastructure to process. Consumers expect our media and entertainment content to be readily available online, and any disruptions or delay to the delivery of content could affect the attractiveness and reputation of our media and entertainment platforms.

We and other participants in our ecosystem, including Ant Group, have experienced, and may experience in the future, system interruptions and delays that render websites, mobile apps and services (such as cloud services and payment services) temporarily unavailable or slow to respond. Although we have prepared for contingencies through redundancy measures and disaster recovery plans and also carry business interruption insurance, these preparations and insurance coverage may not be sufficient. Despite any precautions we may take, the occurrence of a natural disaster or other unanticipated problems at our facilities or the facilities of Ant Group and other participants in our ecosystem, including power outages, system failures, telecommunications delays or failures, construction accidents, break-ins to IT systems, computer viruses or human errors, could result in delays in or temporary outages of our platforms or services, loss of our, consumers’ and customers’ data and business interruption for us and our customers. Any of these events could damage our reputation, significantly disrupt our operations and the operations of the participants in our ecosystem and subject us to liability, heightened regulatory scrutiny and increased costs, which could materially and adversely affect our business, financial condition and results of operations.

We do not control Alipay or its parent entity, Ant Group, over which Jack Ma effectively controls approximately 50% of the voting interests. If conflicts that could arise between us and Alipay or Ant Group are not resolved in our favor, our ecosystem, business, financial condition, results of operations and prospects may be materially and adversely affected.

We rely on Alipay to conduct substantially all of the payment processing and all of the escrow services on our marketplaces. Starting from September 2019, we hold a 33% equity interest in Alipay’s parent, Ant Group and also have the right to nominate two directors for election to the board of Ant Group. However, we do not hold a majority interest in or control Ant Group or Alipay. Alipay provides payment services to us on preferential terms pursuant to our long-term commercial agreement and other commercial arrangements with Ant Group and Alipay. Following the 2011 divestment and subsequent equity holding restructuring related to Ant Group, an entity wholly owned by Jack Ma, our former executive chairman, became the general partner of Junhan and Junao, each a PRC limited partnership, which are two major equity holders of Ant Group. In August 2020, Jack transferred 66% of the equity interest in such general partner entity but retained control over the equity interests in Ant Group held by Junhan and Junao. Through an agreement with the transferees as well as the articles of association of the general partner entity, Jack has control over resolutions passed at general meetings of the general partner entity that relate to the exercise of rights by Junhan and Junao as shareholders of Ant Group. Accordingly, Jack has an economic interest in Ant Group and is able to exercise the voting power of the equity interest in Ant Group held by Junhan and Junao. We understand that through the exercise of his voting power over Junhan and Junao, Jack continues to control approximately 50% of the voting interests in Ant Group.

If for any reason, Alipay sought to amend the terms of its agreements and arrangements with us, there can be no assurance that Jack Ma, in light of his control of approximately 50% of the voting interests over Alipay’s parent, Ant Group, would exercise his voting interests in a manner that is in our interests. If we were to lose the preferential terms with Alipay, our ecosystem could be negatively affected, and our business, financial condition, results of operations and prospects could be materially and adversely affected.

Ant Group also facilitates other financial services to participants in our ecosystem, including wealth management, financing (including consumer financing) and insurance, and may offer additional services in the future. Other conflicts of interest between us, on the one hand, and Alipay and Ant Group, on the other hand, may arise relating to commercial or strategic opportunities or initiatives. Although we and Ant Group have each agreed to certain non-competition undertakings, Ant Group may provide services to our competitors from time to time and there can be no assurance that Ant Group would not pursue other opportunities that would conflict with our interests. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Agreements and Transactions Related to Ant Group and Its Subsidiaries — Our Commercial Arrangements with Ant Group and Alipay — 2014 Restructuring of Our Relationship with Ant Group and Alipay, 2019 Equity Issuance, and Related Amendments — Non-competition Undertakings.” Jack Ma may not resolve these conflicts in a manner that is in our interests. Furthermore, our ability to explore alternative payment services other than Alipay for our marketplaces may be constrained due to Jack’s relationship with Ant Group.

In addition, we grant share-based awards to employees of Ant Group, and Junhan grants share-based awards tied to the valuation of Ant Group to our employees, and Ant Group grants restricted share units and share appreciation rights tied to the valuation of Ant Group to our employees. The provision of awards relating to Ant Group to our employees is intended to enhance our strategic and financial relationship with Ant Group, and the awards will be settled by Junhan or Ant Group respectively. The share-based awards granted by Junhan and Ant Group to our employees result in expenses that are recognized by us, and because of mark-to-market accounting treatment, changes in the fair value of these awards will affect the amount of share-based compensation expense that we recognize. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Agreements and Transactions Related to Ant Group and Its Subsidiaries — Share-based Award Arrangements.” Subject to the approval of our audit committee, Junhan and Ant Group could propose and promote other cross-grant arrangements that could result in additional share-based grants, and additional, potentially significant, expenses to us. Conflicts of interest may arise from our management team members’ and other employees’ ownership of interests in Ant Group, which could represent a substantial portion of their personal wealth. Accordingly, these and other potential conflicts of interest between us and Ant Group or Alipay, and between us and Jack or Junhan or Junao, may not be resolved in our favor, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

In addition, any actual or perceived conflict of interest between us and Ant Group, or any other company integral to the functioning of our ecosystem, could also materially harm our reputation as well as our business and prospects.

We depend on key management as well as experienced and capable personnel generally, and any failure to attract, motivate and retain our staff could severely hinder our ability to maintain and grow our business.

Our future success is significantly dependent upon the continued service of our key executives and other key employees, particularly in new business areas we are expanding into, such as New Retail and consumer services. If we lose the services of any member of management or key personnel, we may not be able to locate suitable or qualified replacements, and may incur additional expenses to recruit and train new staff. For example, Jack Ma, our lead founder, who has been crucial to the development of our vision, culture and strategic direction, completed his term as a director of our company in September 2020, and is no longer a member of our board or management team, although he continues to be a partner of the Alibaba Partnership. This and similar retirements and successions could result in disruptions, or perceived disruptions, in our operations and the execution of our strategy.

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

Failure to deal effectively with fraudulent or illegal activities by our employees, business partners or service providers would harm our business.

Illegal, fraudulent, corrupt or collusive activities or misconduct, whether actual or perceived, by our employees could subject us to liability or negative publicity, which could severely damage our brand and reputation. We have a zero-tolerance policy towards fraudulent and illegal conduct, and have dismissed and assisted in the investigations, arrests and prosecutions of employees who engaged in this kind of conduct. We have implemented and continue to improve internal controls and policies with regard to the review and approval of merchant accounts, interactions with business partners and government officials, account management, sales activities, data security and other relevant matters. However, there can be no assurance that our controls and policies will prevent fraud, corrupt or illegal activity or misconduct by our employees or that similar incidents will not occur in the future. As we expand our operations in China and other jurisdictions, in particular our businesses that provide services to governments and public institutions, we are subject to additional internal control and compliance requirements relating to corrupt and other illegal practices by our employees, and we may also be held liable for misconduct by our business partners and service providers. Failure to comply or ensure our employees, business partners and service providers to comply with these requirements, whether alleged or actual, could subject us to regulatory investigations and liabilities, which would materially and adversely affect our business operations, customer relationships, reputation and the trading price of our shares and ADSs.

If other third-party service providers in our ecosystem fail to provide reliable or satisfactory services, our reputation, business, financial condition and results of operations may be materially and adversely affected.

Ant Group and a number of other third-party participants, including retail operating partners, logistics service providers, mobile app developers, independent software vendors, or ISVs, cloud-based developers, marketing affiliates and various professional service providers, provide services to users on our platforms, including consumers, merchants, brands, retailers and users of our cloud computing services. To the extent these service providers are unable to provide satisfactory services to our users on commercially acceptable terms, or at all, or if we fail to retain existing or attract new quality service providers to our platforms, our ability to retain, attract or engage our users may be severely limited, which may have a material and adverse effect on our business, financial condition and results of operations. In addition, we share our user data with certain of these third-party service providers in our ecosystem in accordance with our privacy policies, agreements and applicable laws. These third-party service providers also engage in a broad range of other business activities outside of our platforms. If these third-party participants engage in activities that are negligent, fraudulent, illegal or otherwise harm the trustworthiness and security of our ecosystem, including, for example, the leakage or negligent use of data, the handling, transport and delivery of prohibited or restricted content or items, or if these participants fail to perform their contractual obligations, or users are otherwise dissatisfied with their service quality on or off our platforms, we could suffer reputational harm, even if these activities are not related to, attributable to or caused by us, or within our control.

If logistics service providers used by our merchants fail to provide reliable logistics services, or the logistics data platform operated by Cainiao Network were to malfunction, suffer an outage or otherwise fail, our business and prospects, as well as our financial condition and results of operations, may be materially and adversely affected.

Our merchants use third-party logistics service providers as well as Cainiao Network to fulfill and deliver their orders. Cainiao Network cooperates with a number of third-party logistics service providers and leverages its proprietary logistics services to help merchants on our platforms fulfill orders and deliver their products to consumers. We operate Cainiao Network’s logistics data platform that links our information system and those of logistics service providers. Because of our platform model, interruptions to or failures in logistics services, or in Cainiao Network’s logistics data platform, could prevent the timely or proper delivery of products to consumers, which would negatively impact our competitive position as well as harm the reputation of our ecosystem and the businesses we operate. In addition, certain of our businesses, including Lazada, operate and provide logistics services to merchants within our ecosystem and may experience interruptions or failures to timely and properly deliver products to consumers. These interruptions or failures may be due to events that are beyond the control of any of our companies, Cainiao Network or these logistics service providers, such as inclement weather, natural disasters, the COVID-19 pandemic, other pandemics or epidemics, accidents, transportation disruptions, including special or temporary restrictions or closings of facilities or transportation networks due to regulatory or political reasons, or labor unrest or shortages. These logistics services could also be affected or interrupted by business disputes, industry consolidation, insolvency or government shut-downs. The merchants in our ecosystem may not be able to find alternative logistics service providers to provide logistics services in a timely and reliable manner, or at all. We do not have agreements with third-party logistics service providers that require them to offer services to our merchants. If the logistics data platform operated by Cainiao Network were to fail for any reason, the logistics service providers would be severely hindered from or unable to connect with our merchants, and their services and the functionality of our ecosystem could be severely affected. If the products sold by merchants in our ecosystem are not delivered in proper condition, on a timely basis or at shipping rates that are commercially acceptable to marketplace participants, our business and prospects, as well as our financial condition and results of operations could be materially and adversely affected.

We may be subject to liability for content available in our ecosystem that is alleged to be socially destabilizing, obscene, defamatory, libelous or otherwise unlawful.

Under PRC law and the laws of certain other jurisdictions in which we operate, we are required to monitor our websites and the websites hosted on our servers, cloud computing services and mobile apps or interfaces, as well as our services and devices that generate or host content, for items or content deemed to be socially destabilizing, obscene, superstitious or defamatory, as well as for items, content or services that are illegal to sell online or otherwise in other jurisdictions in which we operate our marketplaces and other businesses, and promptly take appropriate action with respect to the relevant items, content or services. We may also be subject to potential liability in China or other jurisdictions for any unlawful actions of our merchants, marketing customers or users of our websites, cloud computing services or mobile apps or interfaces, or for content we distribute or that is linked from our platforms that is deemed inappropriate. Because discretion is often involved in determining whether content is offensive, it may be difficult to determine the type of content that may result in liability to us. The nature and scale of our websites and platforms, such as our cloud computing services, which allow users to upload and save massive data on our cloud data centers, social communities on our marketplaces and DingTalk, such as livestreams and other interactive media content on Taobao Marketplace and Tmall, and Youku, which allow users to upload videos and other content to our websites and platforms, may make this even more difficult. Furthermore, compliance requirements are complicated, and may require us to implement different protections based on the type of content and intended audience. We may incur significant compliance costs as a result. If we are found to be liable for content displayed or hosted on or even hyperlinked to our services and platforms, we may be subject to negative publicity, fines, have our relevant business operation licenses revoked, or be prevented temporarily or for an extended period of time from operating our websites, mobile apps or interfaces or important businesses in China or other jurisdictions, which could materially and adversely affect our business and results of operations.

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

We have been and may continue to be subject to allegations, lawsuits and negative publicity claiming that items listed and content available in our ecosystem are pirated, counterfeit or illegal.

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

Measures we take to protect against these potential liabilities could require us to spend substantial additional resources and/or experience reduced revenues. In addition, these measures may reduce the attractiveness of our ecosystem to consumers, merchants, brands, retailers and other participants. A merchant, brand, retailer, online marketer, livestreamer, music or video service provider or other content provider whose content is removed or whose services are suspended or terminated by us, regardless of our compliance with the applicable laws, rules and regulations, may dispute our actions and commence action against us for damages based on breach of contract or other causes of action, make public complaints or allegations or organize group protests and publicity campaigns against us or seek compensation. Any costs incurred as a result of liability or asserted liability relating to the sale of unlawful goods or other infringement could harm our business.

Regulators in China and other jurisdictions, including the United States, are increasingly seeking to hold Internet platforms liable for product liability, illegal listings and inappropriate content. We have been and may continue to be subject to significant negative publicity, regulatory scrutiny and allegations of civil or criminal liability based on allegedly unlawful activities or unauthorized distribution of products or content carried out by third parties through our online marketplaces. Due to our role as an operator of online marketplaces, we may also become subject to criminal liabilities if we are found to have knowingly assisted or supported any other person who was committing certain crimes. We have also acquired certain companies, such as Youku, Lazada and Ele.me, that from time to time are subject to allegations and lawsuits regarding alleged infringement of third-party intellectual property or other rights, and we may continue to acquire other companies that are subject to similar disputes.

In addition, we have been and may continue to be subject to significant negative publicity in China and other countries based on similar claims and allegations. For example, in past years and again in January 2021, the USTR identified Taobao Marketplace as a “notorious market.” The USTR may continue to identify Taobao Marketplace as a notorious market, and there can be no assurance that the USTR or other relevant authorities in the United States or other countries will not identify Taobao Marketplace or any of our other businesses as notorious markets in the future. In addition, government authorities have in the past accused, and may in the future accuse, us of perceived problems and failures of our platforms, including alleged failures to crack down on the sale of counterfeit goods and other alleged illegal activities on our China retail marketplaces. As a result of any claims or accusations by government authorities, by industry watchdog organizations, including the U.S. Commission on the Theft of American Intellectual Property, by brand and intellectual property rights holders or by enterprises, there may be a public perception that counterfeit or pirated items are commonplace on our marketplaces or that we delay the process of removing these items. This perception, even if factually incorrect, and existing or new litigation as well as regulatory pressure or action related to intellectual property rights protection, could damage our reputation, harm our business, diminish the value of our brand name and negatively affect the trading prices of our ADSs, Shares and/or other securities.

Failure to deal effectively with any fraud perpetrated and fictitious transactions conducted in our ecosystem, and other sources of customer dissatisfaction, would harm our business.

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

Due to several high-profile incidents involving safety, including food safety, and consumer complaints that have occurred in China in recent years, the PRC government, media outlets and public advocacy groups are increasingly focused on consumer protection. Government authorities in other countries where we operate also place high importance on consumer protection. Moreover, as part of our growth strategy, we expect to increase our focus on food, food delivery, food supplements and beverages, mother care, cosmetics, baby care, pharmaceutical and healthcare products and services, as well as electronics products, both as a platform operator and as part of our directly operated business. We have also invested in companies involved in these sectors. These activities pose increasing challenges to our internal control and compliance systems and procedures, including our control over and management of third-party service personnel, and expose us to substantial increasing liability, negative publicity and reputational damage arising from consumer complaints, harms to personal health or safety or accidents involving products or services offered through our platforms or provided by us.

Operators of e-commerce platforms are subject to certain provisions of consumer protection laws even where the operator is not the merchant of the product or service purchased by the consumer. In addition, if we do not take appropriate remedial action against merchants or service providers for actions they engage in that we know, or should have known, would infringe upon the rights and interests of consumers, we may be held jointly liable for infringement alongside the merchant or service provider. For example, on December 8, 2020, China’s Supreme People’s Court issued its interpretation of certain laws, including food safety laws and consumer protection laws. In particular, operators of e-commerce platforms can be held jointly liable for damages incurred by consumers caused by defects in foods purchased from merchants on their platforms, if these operators fail to fulfill certain requirements and obligations. We may also be held jointly liable with the merchants under the E-commerce Law if we fail to take necessary actions when we know or should have known that the products or services provided by the merchants on our platforms do not meet personal and property security requirements, or otherwise infringe upon consumers’ legitimate rights. Moreover, applicable consumer protection laws in China hold that trading platforms will be held liable for failing to meet any undertaking that the platforms make to consumers with regard to products listed on their websites. Furthermore, we are required to report to the SAMR or its local branches any violation of applicable laws, regulations or SAMR rules by merchants or service providers, such as sales of goods without proper license or authorization, and we are required to take appropriate remedial measures, including ceasing to provide services to the relevant merchants or service providers. According to the Online Trading Measures, we are also required to verify and update each merchant’s profile on a regular basis and monitor their market participant registration status. Therefore, we may be held liable if we fail to verify the licenses or qualifications of merchants, or fail to safeguard consumers with respect to products or services affecting consumers’ health or safety.

In addition, new laws and regulations on consumer protection may be introduced in China and other jurisdictions where we operate and impose more requirements on operators of e-commerce and livestreaming platforms. For example, PRC regulatory authorities recently promulgated several regulations on livestreaming activities, including the Administrative Measures on Online Livestreaming Marketing (Trial), which came into effect on May 25, 2021 and require livestreaming platforms to take actions such as limiting traffic and suspending livestreaming involving illegal high-risk marketing activities, and prominently alert users of the risks involved in transactions that are conducted outside livestreaming platforms. See also “Item 4. Information on the Company — B. Business Overview — Regulation — Regulation of Online and Mobile Commerce.” These regulations on e-commerce and livestreaming activities may impose additional operational burdens on us and result in increased compliance costs and liability to us. See also “— Anti-monopoly and unfair competition claims or regulatory actions against us may result in our being subject to fines, constraints on our business and damage to our reputation.”

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

We may also face increasing scrutiny from consumer protection regulators and activists, as well as increasingly become a target for litigation, in the United States, Europe and other jurisdictions. For example, member groups of the European Consumer Organization’s BEUC network have expressed concerns about certain consumer rights related to product returns and dispute resolution with respect to transactions conducted on our AliExpress platform, and requested a review of these consumer rights by their national consumer protection agencies. We only maintain product liability insurance for certain businesses we operate, and do not maintain product liability insurance for products and services transacted on our marketplaces, and our rights of indemnity from the merchants in our ecosystem may not adequately cover us for any liability we may incur. Consumer complaints and associated negative publicity could materially and adversely harm our reputation and affect our business expansion. Claims brought against us under consumer protection laws, even if unsuccessful, could result in significant expenditure of funds and diversion of management time and resources, which could materially and adversely affect our business operations, net income and profitability.

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

China has enacted laws and regulations governing Internet access and the distribution of products, services, news, information, audio-video programs and other content through the Internet. The PRC government has prohibited the distribution of information through the Internet that it deems to be in violation of PRC laws and regulations, impairs the national dignity of China or the public interest, or is obscene, superstitious, fraudulent or defamatory. Users of certain of our websites and platforms, including Youku, can upload content to these websites, mobile apps and platforms, which is generally referred to as user-generated content. Due to the significant amount of content uploaded by our users, we may not be able to identify all the videos or other content that may violate relevant laws and regulations. If any of the information disseminated through our marketplaces, websites, mobile apps or other businesses we operate, including videos and other content (including user-generated content) displayed on Youku’s or our other websites, mobile apps or on our Tmall set-top boxes, smart speakers and smart televisions, or any content that we have produced or acquired, were deemed by the PRC government to violate any content restrictions, we would not be able to continue to display or distribute this content and could suffer losses or become subject to penalties, including confiscation of income, fines, suspension of business and revocation of required licenses, which could materially and adversely affect our business, financial condition and results of operations. Furthermore, under certain circumstances, we could be subject to criminal liabilities if we are found to have knowingly provided assistance or support, such as Internet access, server escrow or online storage services, to any other person who was committing a crime relating to intellectual property infringement. The outcome of any claims, investigations and proceedings is inherently uncertain, and in any event defending against these claims could be both costly and time-consuming, and could significantly divert the efforts and resources of our management and other personnel. An adverse determination in any of these litigation matters or proceedings could cause us to pay damages, incur legal and other costs, limit our ability to conduct business or require us to change the manner in which we operate and harm our reputation. As we expand our operations internationally, we expect that we will become subject to similar laws and regulations in other jurisdictions.

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

Tax legislation relating to the ecosystem is still developing. Governments, both in China and in other jurisdictions, may promulgate or strengthen the implementation of tax regulations that impose obligations on e-commerce companies, which could increase the costs to consumers and merchants and make our platforms less competitive in these jurisdictions. Governments may require operators of marketplaces, such as us, to assist in the enforcement of tax registration requirements and the collection of taxes with respect to the revenue or profit generated by merchants from transactions conducted on their platforms. We may also be requested by tax authorities to supply information about our merchants, such as transaction records and bank account information, and assist in the enforcement of other tax regulations, including the payment and withholding obligations against our merchants. As a result of more stringent tax compliance requirements and liabilities, we may lose existing merchants and potential merchants might not be willing to open storefronts on our marketplaces, which could in turn negatively affect us. Stricter tax enforcement by tax authorities may also reduce the activities by merchants on our platforms and result in liability to us.

Any heightened tax law enforcement against participants in our ecosystem (including imposition of reporting or withholding obligations on operators of marketplaces with respect to VAT of merchants and stricter tax enforcement against merchants generally) could have a material adverse effect on our business, financial condition and results of operations.

We may be subject to material litigation and regulatory proceedings.

We have been involved in a high volume of litigation in China and a small volume of potentially high-value litigation outside of China relating principally to securities law class actions, third-party and principal intellectual property infringement claims, contract disputes involving merchants and consumers on our platforms, consumer protection claims, claims relating to data and privacy protection, employment related cases and other matters in the ordinary course of our business. As our ecosystem expands, including across jurisdictions and through the addition of new businesses, we have encountered and may face an increasing number and a wider variety of these claims, including those brought against us pursuant to anti-monopoly or unfair competitions laws or involving high amounts of alleged damages. Laws, rules and regulations may vary in their scope and overseas laws and regulations may impose requirements that are more stringent than, or which conflict with, those in China. We have acquired and may acquire companies that have been subject to or may become subject to litigation, as well as regulatory proceedings. In addition, in connection with litigation or regulatory proceedings we may be subject to in various jurisdictions, we may be prohibited by laws, regulations or government authorities in one jurisdiction from complying with subpoenas, orders or other requests from courts or regulators of other jurisdictions, including those relating to data held in or with respect to persons in these jurisdictions. Our failure or inability to comply with the subpoenas, orders or requests could subject us to fines, penalties or other legal liability, which could have a material adverse effect on our reputation, business, results of operations, the trading prices of our ADSs, Shares and/or other securities.

As publicly-listed companies, we and certain of our subsidiaries face additional exposure to claims and lawsuits, as well as threatened claims and lawsuits, inside and outside of China. In particular, since Ant Group’s announcement of the suspension of its initial public offering in early November 2020, we and our CEO and CFO have been named as defendants in certain shareholder class action lawsuits in the United States. See “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal and Administrative Proceedings” for more details about the shareholder class action lawsuits. Certain of these suits also assert claims related to our alleged failure to disclose non-compliance with certain Chinese antitrust laws and regulations. The litigation process of defending against lawsuits, including any appeals should our initial defense be successful, may utilize a material portion of our cash resources and divert management’s attention away from our day-to-day operations, all of which could harm our business. There can be no assurance that we will prevail in any of these cases, and any adverse outcome of these cases could have a material adverse effect on our reputation, business and results of operations. In addition, although we have obtained directors’ and officers’ liability insurance, the insurance coverage may not be adequate to cover our obligations to indemnify our directors and officers, fund a settlement of litigation in excess of insurance coverage or pay an adverse judgment in litigation.

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

The existence of litigation, claims, investigations and proceedings may harm our reputation, limit our ability to conduct our business in the affected areas and adversely affect the trading prices of our ADSs, Shares and/or other securities. The outcome of any claims, investigations and proceedings is inherently uncertain, and in any event defending against these claims could be both costly and time-consuming, and could significantly divert the efforts and resources of our management and other personnel. An adverse determination in any litigation, investigation or proceeding could cause us to pay damages, incur legal and other costs, limit our ability to conduct business or require us to change the manner in which we operate.

We may increasingly become a target for public scrutiny, including complaints to regulatory agencies, negative media coverage, including social media and malicious reports, all of which could severely damage our reputation and brand and materially and adversely affect our business and prospects.

We process an extremely large number of transactions on a daily basis on our marketplaces and other businesses we operate, and the high volume of transactions taking place in our ecosystem and publicity about our business creates the possibility of heightened attention from the public, regulators, the media and participants in our ecosystem. Changes in our services or policies have resulted and could result in objections by members of the public, the media, including social media, participants in our ecosystem or others. From time to time, these objections or allegations, regardless of their veracity, may result in public protests or negative publicity, which could result in government inquiry or harm our reputation and brand.

Corporate transactions we or related parties undertake, such as our partnership with the International Olympic Committee, our consolidation of Ele.me and Koubei and our 33% equity interest in Ant Group, initiatives to implement our New Retail strategy, grow our consumer services business and expand into international markets, as well as our various business practices may also subject us to increased media exposure and public scrutiny. There can be no assurance that we would not become a target for regulatory or public scrutiny in the future or that scrutiny and public exposure would not severely damage our reputation and brand as well as our business and prospects.

In addition, our directors, management and employees have been, and continue to be, subject to scrutiny by the media and the public regarding their activities in and outside Alibaba Group, which may result in negative, unverified, inaccurate or misleading information about them being reported by the press. Negative publicity about our founders, directors, management or employees, even if unrelated to the products or services we offer, or even if untrue or inaccurate, may harm our reputation and brand, and adversely affect the price of our ADSs, Shares and/or other securities.

Our results of operations fluctuate significantly from quarter to quarter which may make it difficult to predict our future performance.

Our results of operations generally are characterized by seasonal fluctuations due to various reasons, including seasonal buying patterns and economic cyclical changes, as well as promotions on our marketplaces. Historically, the fourth quarter of each calendar year generally contributes the largest portion of our annual revenues due to a number of factors, such as merchants allocating a significant portion of their online marketing budgets to the fourth calendar quarter, promotions, such as the 11.11 Global Shopping Festival, and the impact of seasonal buying patterns in respect of certain categories such as apparel. The first quarter of each calendar year generally contributes the smallest portion of our annual revenues, primarily due to a lower level of allocation of marketing budgets by merchants at the beginning of the calendar year and the Chinese New Year holiday, during which time consumers generally spend less and businesses in China are generally closed. We may also introduce new promotions or change the timing of our promotions in ways that further cause our quarterly results to fluctuate and differ from historical patterns. In addition, seasonal weather patterns may affect the timing of buying decisions. The performance of our equity method investees, including Ant Group, may also result in fluctuations in our results of operations. Fluctuations in our results of operations related to our investments may also be because of accounting implication of re-measurement of fair values of certain equity investments and financial instruments, particularly those that are publicly-traded, share-based awards and previously held equity interests upon step acquisitions, as well as accounting implication arising from loss of control of subsidiaries. Fluctuations in fair value and the magnitude of the related accounting impact are unpredictable, and may significantly affect our results of operations.

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

To the extent our results of operations do not meet the expectations of public market analysts and investors in the future, or if there are significant fluctuations in our financial results, the market price of our ADSs, Shares and/or other securities could fluctuate significantly.

Our reputation, our brand and our business may be harmed by aggressive marketing and communications strategies of our competitors.

Due to intense competition in our industry, we have been and may be the target of incomplete, inaccurate and false statements and complaints about us and our products and services that could damage our reputation and brand and materially deter consumers and customers from spending in our ecosystem. In addition, competitors have used, and may continue to use, methods such as lodging complaints with regulators, initiating frivolous and nuisance lawsuits, and other forms of attack litigation and “lawfare” that attempt to harm our reputation and brand, hinder our operations, force us to expend resources on responding to and defending against these claims, and otherwise gain a competitive advantage over us by means of litigious and accusatory behavior. Our ability to respond on share price-sensitive information to our competitors’ misleading marketing efforts, including lawfare, may be limited during our self-imposed quiet periods around quarter ends consistent with our internal policies or due to legal prohibitions on permissible public communications by us during certain other periods.

Failure to comply with the terms of our indebtedness or enforcement of our obligations as a guarantor of other parties’ indebtedness could have an adverse effect on our cash flow and liquidity.

As of March 31, 2021, we had US$16.45 billion in aggregate principal amount of unsecured senior notes and a US$4 billion term loan outstanding. As of the date of this annual report, we also have a US$6.5 billion revolving credit facility that we have not yet drawn. Under the terms of our indebtedness and under any debt financing arrangement that we may enter into in the future, we are, and may be in the future, subject to covenants that could, among other things, restrict our business and operations. If we breach any of these covenants, our lenders under our credit facilities and holders of our unsecured senior notes will be entitled to accelerate our debt obligations. Any default under our credit facilities or unsecured senior notes could require that we repay these debts prior to maturity as well as limit our ability to obtain additional financing, which in turn may have a material adverse effect on our cash flow and liquidity. We also provide a guarantee for a term loan facility of HK$7.7 billion (US$1.0 billion) in favor of Hong Kong Cingleot Investment Management Limited, a company that is partially owned by Cainiao Network, in connection with a logistics center development project at the Hong Kong International Airport. As of the date of this annual report, this entity has drawn down HK$1,788 million under this facility. In the event of default by this entity under the loan facility, we may be required to repay the full amount or a portion of the outstanding loan and interests and undertake the borrower’s other obligations under the loan facility. Enforcement against us under this guarantee and other similar arrangements we may enter into in the future could materially and adversely affect our cash flow and liquidity.

We may need additional capital but may not be able to obtain it on favorable terms or at all.

We may require additional cash resources due to future growth and development of our business, including any investments or acquisitions we may decide to pursue, and for other general corporate purposes. If our cash resources are insufficient to satisfy our cash requirements, we may seek to issue additional equity or debt securities or obtain new or expand credit facilities. Our ability to obtain external financing in the future is subject to a variety of uncertainties. Offshore-incorporated companies deemed to be directly or indirectly controlled by individual PRC residents are required to complete filings before the launch of any offshore debt issuance or incurrence of any commercial loan with a term of more than one year in accordance with applicable laws and regulations. If we fail to complete such filing on a timely manner or at all, we may miss the best market windows for debt issuances or loan applications. In addition, incurring indebtedness would subject us to increased debt service obligations and could result in operating and financial covenants that would restrict our operations. Our ability to access international capital and lending markets may be restricted at a time when we would like, or need, to do so, especially during times of increased volatility and reduced liquidity in global financial markets and stock markets, including due to policy changes and regulatory restrictions, which could limit our ability to raise funds. See “— Risks Related to Doing Business in the People’s Republic of China — If our auditor is sanctioned or otherwise penalized by the PCAOB or the SEC as a result of failure to comply with inspection or investigation requirements, our financial statements could be determined to be not in compliance with the requirements of the U.S. Exchange Act or other laws or rules in the United States, which could ultimately result in our ADSs being delisted and materially and adversely affect our other securities.” There can be no assurance that financing will be available in a timely manner or in amounts or on terms acceptable to us, or at all. Any failure to raise needed funds on terms favorable to us, or at all, could severely restrict our liquidity as well as have a material adverse effect on our business, financial condition and results of operations. Moreover, any issuance of equity or equity-linked securities, including issuances of share-based awards under our equity incentive plans, could result in significant dilution to our existing shareholders.

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

In addition, on July 27, 2017, the United Kingdom Financial Conduct Authority, or the FCA, which regulates LIBOR, announced that it intends to stop persuading or compelling banks to submit rates for the calculation of LIBOR to the administrator of LIBOR after 2021, or the FCA Announcement. The FCA Announcement indicates that the continuation of LIBOR on the current basis is not guaranteed after 2021. In addition, on November 30, 2020, the International Exchange (ICE) Benchmark Administration, or the IBA, the administrator of LIBOR, announced its intention to cease publishing one-week and two-month LIBOR on December 31, 2021 and the remaining tenors (overnight, one-month, three-month, six-month and 12-month) on June 30, 2023. In response, the Board of Governors of the Federal Reserve System, the Office of the Controller of the Currency and the Federal Deposit Insurance Corporation have jointly recommended that banks cease entering into new contracts using LIBOR as a reference rate as soon as practicable and in any event by December 31, 2021. These agencies have also advised that new contracts entered into prior to December 31, 2021 should either use a reference rate other than LIBOR or include effective fallback language with a clearly-defined alternative reference rate effective upon the discontinuation of LIBOR. Uncertainties surrounding changes to the basis on which LIBOR is calculated or the phase-out of LIBOR, which may cause a sudden and prolonged increase or decrease in LIBOR, could adversely affect our operating results and financial condition, as well as our cash flows. Certain of our offshore credit facilities which interest rates are based on a spread over LIBOR include mechanisms to determine alternative basis of interest. Once LIBOR is not available, we may need to further negotiate with our lenders to agree on an alternative basis of interest, which may result in an interest rate differing from our expectations and could materially affect the cost of these facilities to us. There can be no assurance that any hedging transactions we use will be effective in protecting us against adverse changes in interest rates or that our bank counterparties will be able to perform their obligations.

We may not have sufficient insurance coverage to cover our business risks.

We have obtained insurance to cover certain potential risks and liabilities, such as property damage, business interruptions, public liabilities and product liability insurance for certain businesses we operate. However, insurance companies in China and other jurisdictions in which we operate may offer limited business insurance products. As a result, we may not be able to acquire any insurance for all types of risks we face in our operations in China and elsewhere, and our coverage may not be adequate to compensate for all losses that may occur, particularly with respect to loss of business or operations. We do not maintain product liability insurance for products and services transacted on our marketplaces or other businesses we operate, and our rights of indemnity from the merchants in our ecosystem may not adequately cover us for any liability we may incur.

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

In addition, we have entered into a voting agreement pursuant to which SoftBank, Jack Ma and Joe Tsai have agreed to vote their Shares in favor of the Alibaba Partnership director nominees at each annual general shareholders meeting for so long as SoftBank owns at least 15% of our outstanding ordinary shares. Furthermore, the voting agreement provides that SoftBank has the right to nominate one director to our board until SoftBank owns less than 15% of our outstanding ordinary shares, and that right is also reflected in our Articles. In addition, pursuant to the voting agreement, Jack Ma and Joe Tsai have agreed to vote their shares (including shares for which they have voting power) in favor of the election of the SoftBank director nominee at each annual general shareholders meeting in which the SoftBank nominee stands for election.

Moreover, subject to certain exceptions, pursuant to the voting agreement SoftBank has agreed to give Jack and Joe a proxy over any portion of its shareholdings exceeding 30% of our outstanding shares. As of July 22, 2021, SoftBank beneficially owned approximately 24.8% of our outstanding ordinary shares. These proxies will remain in effect until Jack Ma owns less than 1% of our ordinary shares on a fully diluted basis or we materially breach the voting agreement.

This governance structure and contractual arrangement limit the ability of our shareholders to influence corporate matters, including any matters determined at the board level. In addition, the nomination right granted to the Alibaba Partnership will remain in place for the life of the Alibaba Partnership unless our Articles are amended to provide otherwise by a vote of shareholders representing at least 95% of shares that vote at a shareholders meeting. The nomination rights of the Alibaba Partnership will remain in place notwithstanding a change of control or merger of our company. These provisions and agreements could have the effect of delaying, preventing or deterring a change in control and could limit the opportunity of our shareholders to receive a premium for the ADSs and/or Shares they hold, and could also materially decrease the price that some investors are willing to pay for our ADSs and/or Shares. As of July 22, 2021, the parties to the voting agreement and the partners of the Alibaba Partnership held in the aggregate more than 30% of our outstanding ordinary shares (including shares underlying vested and unvested awards). See “Item 6. Directors, Senior Management and Employees — A. Directors and Senior Management — Alibaba Partnership.”

The interests of the Alibaba Partnership may conflict with the interests of our shareholders.

The nomination and appointment rights of the Alibaba Partnership limit the ability of our shareholders to influence corporate matters, including any matters to be determined by our board of directors. The interests of the Alibaba Partnership may not coincide with the interests of our shareholders, and the Alibaba Partnership or its director nominees may make decisions with which they disagree, including decisions on important topics such as compensation, management succession, acquisition strategy and our business and financial strategy. Since the Alibaba Partnership will continue to be largely comprised of members of our management team, the Alibaba Partnership and its director nominees, consistent with our operating philosophy, may focus on the long-term interests of participants in our ecosystem at the expense of our short-term financial results, which may differ from the expectations and desires of shareholders unaffiliated with the Alibaba Partnership. To the extent that the interests of the Alibaba Partnership differ from the interests of any of our shareholders, our shareholders may be disadvantaged by any action that the Alibaba Partnership may seek to pursue.

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

These provisions could have the effect of delaying, preventing or deterring a change in control and could limit the opportunity for our shareholders to receive a premium for their ADSs and/or Shares, and could also materially decrease the price that some investors are willing to pay for our ADSs and/or Shares.

SoftBank owns approximately 24.8% of our outstanding ordinary shares and its interests may differ from those of our other shareholders.

As of July 22, 2021, SoftBank beneficially owned approximately 24.8% of our outstanding ordinary shares. Subject to certain exceptions, SoftBank has agreed to grant the voting power of any portion of its shareholding exceeding 30% of our outstanding ordinary shares to Jack Ma and Joe Tsai by proxy. Under the terms of the voting agreement we entered into with SoftBank, SoftBank also has the right to nominate one member of our board of directors, and Jack and Joe have agreed to vote their shares (including shares for which they have voting power) in favor of the SoftBank director nominees at each annual general shareholders meeting in which the SoftBank nominee stands for election until such time as SoftBank holds less than 15% of our outstanding ordinary shares. SoftBank’s director nomination right is also reflected in our Articles of Association. Except with regard to shareholder votes relating to the Alibaba Partnership director nominees, SoftBank will have significant influence over the outcome of matters that require shareholder votes and accordingly over our business and corporate matters. SoftBank may exercise its shareholder rights in a way that it believes is in its own best interest, which may conflict with the interest of our other shareholders. These actions may be taken even if SoftBank is opposed by our other shareholders.

For more information, see “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Transactions and Agreements with SoftBank — Voting Agreement.”

If the PRC government deems that the contractual arrangements in relation to our variable interest entities do not comply with PRC regulations on foreign investment, or if these regulations or the interpretation of existing regulations changes in the future, we could be subject to penalties, or be forced to relinquish our interests in those operations, which would materially and adversely affect our business, financial results, trading prices of our ADSs, Shares and/or other securities.

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

While the significant majority of our revenue in fiscal year 2021 was not generated by our variable interest entities, we provide Internet information services in China, which are critical to our business, through a number of PRC incorporated variable interest entities. The equity interests of our variable interest entities are generally held by PRC limited liability companies, which in turn are indirectly held (through a layer of PRC limited partnerships) by selected members of the Alibaba Partnership or our management who are PRC citizens. Please also see “Item 4. Information on the Company — C. Organizational Structure.” Contractual arrangements between us and the variable interest entities and their equity holders give us effective control over each of the variable interest entities and enable us to obtain substantially all of the economic benefits arising from the variable interest entities as well as to consolidate the financial results of the variable interest entities in our results of operations. Although we believe the structure we have adopted is consistent with longstanding industry practice, the PRC government may not agree that these arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future.

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

It is uncertain whether any new PRC laws, rules or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. Please also see “— Substantial uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and its implementing rules and other regulations and how they may impact the viability of our current corporate structure, business, financial condition and results of operations.”

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

Substantial uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and its implementing rules and other regulations and how they may impact the viability of our current corporate structure, business, financial condition and results of operations.

The VIE structure has been adopted by many China-based companies, including us and certain of our equity method investees, to obtain licenses and permits necessary to operate in industries that currently are subject to restrictions on or prohibitions for foreign investment in China. The MOFCOM published a discussion draft of the proposed Foreign Investment Law in January 2015, or the 2015 Draft PRC Foreign Investment Law, according to which, variable interest entities that are controlled via contractual arrangements would be deemed as foreign-invested enterprises, if they are ultimately “controlled” by foreign investors. In March 2019, the National People’s Congress promulgated the 2019 PRC Foreign Investment Law. In December 2019, the PRC State Council promulgated the Implementing Rules of the Foreign Investment Law of the People’s Republic of China, or the Implementing Rules, to further clarify and elaborate upon relevant provisions of the 2019 PRC Foreign Investment Law. The 2019 PRC Foreign Investment Law and the Implementing Rules both became effective on January 1, 2020 and replaced major former laws and regulations governing foreign investment in the PRC. See “Item 4. Information on the Company — B. Business Overview — Regulation — Other Regulations — Regulation of Foreign Investment.” As the 2019 PRC Foreign Investment Law has a catch-all provision that broadly defines “foreign investments” as those made by foreign investors in China through methods as specified in laws, administrative regulations, or as stipulated by the PRC State Council, relevant government authorities may promulgate additional rules and regulations as to the interpretation and implementation of the 2019 PRC Foreign Investment Law. In particular, there can be no assurance that the concept of “control” as reflected in the 2015 Draft PRC Foreign Investment Law, will not be reintroduced, or that the VIE structure adopted by us will not be deemed as a method of foreign investment by other laws, regulations and rules.

Furthermore, on December 19, 2020, the NDRC and MOFCOM promulgated the Foreign Investment Security Review Measures, which took effect on January 18, 2021. Under the Foreign Investment Security Review Measures, investments in military, national defense-related areas or in locations in proximity to military facilities, or investments that would result in acquiring the actual control of assets in certain key sectors, such as critical agricultural products, energy and resources, equipment manufacturing, infrastructure, transport, cultural products and services, IT, Internet products and services, financial services and technology sectors, are required to be approved by designated governmental authorities in advance. Although the term “investment through other means” is not clearly defined under the Foreign Investment Security Review Measures, we cannot rule out the possibility that control through contractual arrangement may be regarded as a form of actual control and therefore require approval from the competent governmental authority. As the Foreign Investment Security Review Measures were recently promulgated, there are great uncertainties with respect to its interpretation and implementation. Accordingly, there are substantial uncertainties as to whether our VIE structure may be deemed as a method of foreign investment in the future. If our VIE structure were to be deemed as a method of foreign investment under any future laws, regulations and rules, and if any of our business operations were to fall under the “negative list” for foreign investment, we would need to take further actions in order to comply with these laws, regulations and rules, which may materially and adversely affect our current corporate structure, business, financial condition and results of operations.

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

The contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration or court proceedings in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. Uncertainties regarding the interpretation and enforcement of the relevant PRC laws and regulations could limit our ability to enforce the contractual arrangements. Under PRC law, if the losing parties fail to carry out the arbitration awards or court judgments within a prescribed time limit, the prevailing parties may only enforce the arbitration awards or court judgments in PRC courts, which would require additional expense and delay. In the event we are unable to enforce the contractual arrangements, we may not be able to exert effective control over the variable interest entities, and our ability to conduct our business, as well as our financial condition and results of operations, may be materially and adversely affected.

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

The tax regime in China is rapidly evolving and PRC tax laws may be interpreted in significantly different ways. The PRC tax authorities may assert that we or our subsidiaries or the variable interest entities or their equity holders are required to pay additional taxes on previous or future revenue or income. In particular, under applicable PRC laws, rules and regulations, arrangements and transactions among related parties, such as the contractual arrangements with our variable interest entities, may be subject to audit or challenge by the PRC tax authorities. If the PRC tax authorities determine that any contractual arrangements were not entered into on an arm’s length basis and therefore constitute a favorable transfer pricing, the PRC tax liabilities of the relevant subsidiaries and/or variable interest entities and/or variable interest entity equity holders could be increased, which could increase our overall tax liabilities. In addition, the PRC tax authorities may impose late payment interest. Our net income may be materially reduced if our tax liabilities increase.

Risks Related to Doing Business in the People’s Republic of China

Changes and developments in the political and economic policies of the PRC government may materially and adversely affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies.

Although we have operating subsidiaries located in various countries and regions, our operations in China currently contribute the large majority of our revenue. Accordingly, our financial condition and results of operations are affected to a significant extent by economic, political and legal developments in the PRC.

The PRC economy differs from the economies of most developed countries in many respects, including the level of development, growth rate, extent of government involvement, control of foreign exchange and allocation of resources. A substantial portion of productive assets in China is still managed by the government. In addition, the PRC government regulates industry development by imposing industrial policies. The PRC government also plays a significant role in China’s economic growth by allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, regulating financial services and institutions and providing preferential treatment to particular industries or companies.

While the PRC economy has experienced significant growth in the past four decades, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall PRC economy, but may also have a negative effect on us. Our financial condition and results of operations could be materially and adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. In addition, the PRC government has implemented in the past certain measures, including interest rate increases, to manage the pace of economic growth and prevent the economy from overheating. Any prolonged slowdown in the Chinese economy could lead to a reduction in demand for our services and consequently have a material adverse effect on our businesses, financial condition and results of operations.

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

In addition, the PRC government has recently announced its plans to enhance its regulatory oversight of Chinese companies listing overseas. The Opinions on Intensifying Crack Down on Illegal Securities Activities issued on July 6, 2021 called for:

●	tightening oversight of data security, cross-border data flow and administration of classified information, as well as amendments to relevant regulation to specify responsibilities of overseas listed Chinese companies with respect to data security and information security;
●	enhanced oversight of overseas listed companies as well as overseas equity fundraising and listing by Chinese companies; and
●	extraterritorial application of China’s securities laws.

As the Opinions on Intensifying Crack Down on Illegal Securities Activities were recently issued, there are great uncertainties with respect to the interpretation and implementation thereof. The Chinese government may promulgate relevant laws, rules and regulations that may impose additional and significant obligations and liabilities on overseas listed Chinese companies regarding data security, cross-border data flow, and compliance with China’s securities laws. See also “— Risks Related to Our Business and Industry — Our business is subject to complex and evolving domestic and international laws and regulations regarding privacy and data protection. These laws and regulations can be complex and stringent, and many are subject to change and uncertain interpretation, which could result in claims, change to our data and other business practices, regulatory investigations, penalties, increased cost of operations, or declines in user growth or engagement, or otherwise affect our business.” It is uncertain whether or how these new laws, rules and regulations and the interpretation and implementation thereof may affect us, but among other things, our ability and the ability of our subsidiaries to obtain external financing through the issuance of equity securities overseas could be negatively affected.

If our auditor is sanctioned or otherwise penalized by the PCAOB or the SEC as a result of failure to comply with inspection or investigation requirements, our financial statements could be determined to be not in compliance with the requirements of the U.S. Exchange Act or other laws or rules in the United States, which could ultimately result in our ADSs being delisted and materially and adversely affect our other securities.

PricewaterhouseCoopers, our auditor, is required under U.S. law to undergo regular inspections by the PCAOB. However, without approval from the Chinese government authorities, the PCAOB is currently unable to conduct inspections of the audit work and practices of PCAOB-registered audit firms within the PRC on a basis comparable to other non-U.S. jurisdictions. Since we have substantial operations in the PRC, our auditor and its audit work are currently not fully inspected by the PCAOB, and as such, investors of our ADSs, Shares and/or other securities do not have the benefit of such inspections.

Inspections of other auditors conducted by the PCAOB outside of China have at times identified deficiencies in those auditors’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The inability of the PCAOB to conduct full inspections of auditors in China makes it more difficult for it to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections.

The SEC previously instituted proceedings against mainland Chinese affiliates of the “big four” accounting firms, including the affiliate of our auditor, for failing to produce audit work papers under Section 106 of the Sarbanes-Oxley Act because of restrictions under PRC law. Each of the “big four” accounting firms in mainland China agreed to a censure and to pay a fine to the SEC to settle the dispute and stay the proceedings for four years, until the proceedings were deemed dismissed with prejudice on February 6, 2019. It remains unclear whether the SEC will commence a new administrative proceeding against the four mainland China-based accounting firms. Any such new proceedings or similar action against our audit firm for failure to provide access to audit work papers could result in the imposition of penalties, such as suspension of our auditor’s ability to practice before the SEC. If our independent registered public accounting firm, or its affiliate, were denied, even temporarily, the ability to practice before the SEC, and it were determined that our financial statements or audit reports are not in compliance with the requirements of the U.S. Exchange Act, we could be at risk of delisting or become subject to other penalties that would adversely affect our ability to remain listed on the NYSE.

In recent years, U.S. regulators have continued to express their concerns about challenges in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. More recently, as part of increased regulatory focus in the United States on access to audit information, the United States enacted the Holding Foreign Companies Accountable Act, or the HFCA Act, in December 2020. The HFCA Act includes requirements for the SEC to identify issuers whose audit reports are prepared by auditors that the PCAOB is unable to inspect or investigate completely because of a restriction imposed by a non-U.S. authority in the auditor’s local jurisdiction. The HFCA Act also requires public companies on this SEC list to certify that they are not owned or controlled by a foreign government and make certain additional disclosures in their SEC filings. In addition, if the auditor of a U.S. listed company’s financial statements is not subject to PCAOB inspections for three consecutive “non-inspection” years after the law becomes effective, the SEC is required to prohibit the securities of such issuer from being traded on a U.S. national securities exchange, such as the NYSE, or in U.S. over-the-counter markets. On March 24, 2021, the SEC announced that it had adopted interim final amendments to implement the foregoing certification and disclosure requirements and that it was seeking public comment on the issuer identification process as well as the submission and disclosure requirements. On May 13, 2021, the PCAOB issued proposed PCAOB Rule 6100 Board Determinations Under the Holding Foreign Companies Accountable Act for public comment. The proposed rule provides a framework for making determinations as to whether PCAOB is unable to inspect an audit firm in a foreign jurisdiction, including the timing, factors, bases, publication and revocation or modification of such determinations, and such determinations will be made on a jurisdiction-wide basis in a consistent manner applicable to all firms headquartered in the jurisdiction. Accordingly, our securities may be prohibited from trading on the NYSE or other U.S. stock exchanges if our auditor is not inspected by the PCAOB for three consecutive years, and this ultimately could result in our ADSs being delisted. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which if enacted into law would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive “non-inspection” years instead of three. While we understand that there has been dialogue among the CSRC, the SEC and the PCAOB regarding the inspection of PCAOB-registered accounting firms in China, there can be no assurance that our auditor or us will be able to comply with requirements imposed by U.S. regulators. Delisting of our ADSs would force our U.S.-based shareholders to sell their ADSs or convert them into Shares listed in Hong Kong. Although we are listed in Hong Kong, investors may face difficulties in migrating their underlying ordinary shares to Hong Kong, or may have to incur increased costs or suffer losses in order to do so. The market prices of our ADSs and/or other securities could be adversely affected as a result of anticipated negative impacts of the HFCA Act upon, as well as negative investor sentiment towards, China-based companies listed in the United States, regardless of our actual operating performance.

Furthermore, as part of ongoing efforts to protect U.S. investors, the U.S. President’s Working Group on Financial Markets, or the PWG, released a report in August 2020 recommending certain enhancements to listing standards on U.S. stock exchanges, including that the PCAOB have access to work papers of the principal audit firm for the audit of each company as a condition to initial and continued exchange listing. Companies unable to satisfy this standard as a result of governmental restrictions on access to audit work papers and practices in their jurisdiction may satisfy this standard by providing a co-audit from an audit firm with comparable resources and experience where the PCAOB determines it has sufficient access to audit work papers and practices to conduct an appropriate inspection of the co-audit firm. The SEC announced that its staff have been directed to prepare and develop proposals in response to the report of the PWG. Any resulting actions, proceedings or new rules could adversely affect the listing and compliance status of China-based issuers listed in the United States, such as our company, and may have a material and adverse impact on the trading prices of the securities of such issuers, including our ADSs and potentially our Shares and/or other securities, and substantially reduce or effectively terminate the trading of our ADSs in the United States.

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

Pursuant to SAFE Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly-listed companies may, prior to the exercise of an option, submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies. In the meantime, our directors, executive officers and other employees who are PRC citizens or who are non-PRC citizens residing in the PRC for a continuous period of not less than one year, subject to limited exceptions, and whom we or our overseas listed subsidiaries have granted RSUs, options or restricted shares, may follow the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, issued by SAFE in February 2012, to apply for the foreign exchange registration. According to those regulations, employees, directors and other management members participating in any stock incentive plan of an overseas publicly listed company who are PRC citizens or who are non-PRC citizens residing in China for a continuous period of not less than one year, subject to limited exceptions, are required to register with SAFE through a domestic qualified agent, which may be a PRC subsidiary of the overseas listed company, and complete certain other procedures. Failure to complete the SAFE registrations may subject them to fines and legal sanctions and may also limit their ability to make payment under the relevant equity incentive plans or receive dividends or sales proceeds related thereto in foreign currencies, or our ability to contribute additional capital into our domestic subsidiaries in China and limit our domestic subsidiaries’ ability to distribute dividends to us. We also face regulatory uncertainties under PRC law that could restrict our ability or the ability of our overseas listed subsidiaries to adopt additional equity incentive plans for our directors and employees who are PRC citizens or who are non-PRC citizens residing in the PRC for a continuous period of not less than one year, subject to limited exceptions.

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

Under PRC laws, rules and regulations, each of our subsidiaries incorporated in China is required to set aside a portion of its net income each year to fund certain statutory reserves. These reserves, together with the registered equity, are not distributable as cash dividends. As a result of these laws, rules and regulations, our subsidiaries incorporated in China are restricted in their ability to transfer a portion of their respective net assets to their shareholders as dividends. In addition, registered share capital and capital reserve accounts are also restricted from withdrawal in the PRC, up to the amount of net assets held in each operating subsidiary. As of March 31, 2021, these restricted net assets totaled RMB160.1 billion (US$24.4 billion).

P4P services are considered, in part, to involve Internet advertisement, which subjects us to other laws, rules and regulations as well as additional obligations.

On July 4, 2016, the SAIC promulgated the Internet Advertising Measures, which came into effect as of September 1, 2016 and defined Internet advertisements as any commercial advertising that directly or indirectly promotes goods or services through Internet media in any form including paid-for search results. See “Item 4. Information on the Company — B. Business Overview — Regulation — Regulation of Advertising Services.”

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

Under the PRC Enterprise Income Tax Law, which came into effect on January 1, 2008 and was most recently amended in 2018, and its implementing rules, which came into effect on January 1, 2008 and were amended in 2019, enterprises established under the laws of jurisdictions outside of China with “de facto management bodies” located in China may be considered PRC tax resident enterprises for tax purposes and may be subject to the PRC enterprise income tax at the rate of 25% on their global income. The STA issued Circular 82 on April 22, 2009. Circular 82 specifies certain criteria for determining whether the “de facto management body” of a Chinese-controlled, offshore-incorporated enterprise is located in China. Although Circular 82 applies only to offshore enterprises controlled by PRC enterprises, and does not apply to offshore enterprises controlled by foreign enterprises or individuals, the determining criteria set forth in Circular 82 may reflect the PRC tax authorities’ general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises. If we were to be considered a PRC resident enterprise, we would be subject to PRC enterprise income tax at the rate of 25% on our global income. In this case, our profitability and cash flow may be materially reduced as a result of our global income being taxed under the Enterprise Income Tax Law. We believe that none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.”

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

Chinese companies operating in the high-technology and software industry that meet relevant requirements may qualify for three main types of preferential treatment, which are high and new technology enterprises, software enterprises and key software enterprises within the scope of the PRC national plan. For a qualified high and new technology enterprise, the applicable enterprise income tax rate is 15%. The high and new technology enterprise qualification is re-assessed by the relevant authorities every three years. Moreover, a qualified software enterprise is entitled to a tax holiday consisting of a two-year tax exemption beginning from the first profit-making calendar year and a 50% tax reduction for the subsequent three consecutive calendar years. The software enterprise qualification is subject to an annual assessment. A qualified encouraged key software enterprise is entitled to a five-year enterprise income tax exemption beginning from the first profit-making calendar year and its applicable enterprise income tax rate for the following calendar year is 10%. The key software enterprise qualification is subject to an annual assessment.

A number of our China operating entities enjoy these preferential tax treatments. There is no guarantee that these entities will be able to renew or maintain the above-mentioned qualifications when such qualifications expire or be able to meet new requirements under continuously evolving rules concerning preferential tax treatments, and if any of our China operating entities fails to do so, it will not be able to continue to enjoy the preferential tax treatments. The discontinuation of any of the various types of preferential tax treatment we enjoy could materially and adversely affect our results of operations. See “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Taxation — PRC Income Tax.”

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

On January 18, 2017, SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, or Circular 3, which, among other things, tightened the authenticity and compliance verification of outbound investment transactions. In addition, the Outbound Investment Sensitive Industry Catalog (2018) lists certain sensitive industries that are subject to NDRC pre-approval requirements prior to remitting investment funds offshore, which subjects us to increased approval requirements and restrictions with respect to our overseas investment activity. Since a significant amount of our PRC revenue is denominated in Renminbi, any existing and future restrictions on currency exchange or outbound capital flows may limit our ability to utilize revenue generated in Renminbi to fund our business activities outside of the PRC, make investments, service any debt we have incurred or may incur outside of China, including our outstanding senior notes and other debt securities we may offer in the future or pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

Fluctuations in exchange rates could result in foreign currency exchange losses to us.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. In 2018, the value of the Renminbi depreciated by approximately 5.7% against the U.S. dollar; and in 2019, the Renminbi further depreciated by approximately 1.3% against the U.S. dollar. In 2020, the value of the Renminbi appreciated by approximately 6.3% against the U.S. dollar. It is difficult to predict how market forces or PRC or U.S. government policy, including any interest rate increases by the Federal Reserve, may impact the exchange rate between the Renminbi and the U.S. dollar in the future. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, including from the U.S. government. In August 2019, the U.S. Treasury Department announced that it labelled China a “currency manipulator,” which was officially dropped by the U.S. Treasury Department in January 2020. However, it is uncertain whether the U.S. government may issue any similar announcement in the future. As a result of such announcement, the United States may take further actions to eliminate perceived unfair competitive advantages created by alleged manipulating actions. Any actions taken by the U.S. Treasury Department in this regard as well as China’s possible responses could result in greater fluctuation of the Renminbi against the U.S. dollar.

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

The trading prices of our ADSs and Shares have been and is likely to continue to be volatile and could fluctuate widely in response to a variety of factors, many of which are beyond our control. For example, the high and low closing prices of our ADSs on the NYSE in fiscal year 2021 were US$317.14 and US$187.11, respectively. Likewise, the high and low closing prices of our Shares on the Hong Kong Stock Exchange during fiscal year 2021 were HK$307.40 and HK$183.70, respectively. In addition, the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in Hong Kong S.A.R. and/or the United States may affect the volatility in the prices of and trading volumes for our ADSs and/or Shares. Some of these companies have experienced significant volatility. The trading performances of these companies’ securities may affect the overall investor sentiment towards other companies with business operations located mainly in China and listed in Hong Kong S.A.R. and/or the United States and consequently may impact the trading performance of our ADSs and/or Shares. In addition to market and industry factors, the prices and trading volumes for our ADSs and/or Shares may be highly volatile for specific reasons, including:

●	variations in our results of operations or earnings that are not in line with market or securities research analyst expectations or changes in financial estimates by securities research analysts;
●	publication of operating or industry metrics by third parties, including government statistical agencies, that differ from expectations of industry or securities research analysts;
●	announcements made by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures or capital commitments;
●	media and other reports, whether or not true, about our business or our ecosystem participants, including negative reports published by short sellers, regardless of their veracity or materiality to us;
●	litigation and regulatory allegations or proceedings that involve us or our ecosystem participants;
●	changes in pricing we or our competitors adopt;
●	additions to or departures of our management;
●	actual or perceived general industry, regulatory, economic and business conditions and trends in China and globally, due to various reasons, including changes in geopolitical landscape;
●	some investors or analysts may invest in or value our ADSs and/or Shares based on the economic performance of the Chinese economy, which may not be correlated to our financial performance;
●	the inclusion, exclusion, or removal of our ADSs and/or Shares from market indices;
●	political or market instability or disruptions, pandemics or epidemics and other disruptions to China’s economy or the global economy, and actual or perceived social unrest in the United States, Hong Kong S.A.R. or other jurisdictions;
●	fluctuations of exchange rates among the Renminbi, the Hong Kong dollar and the U.S. dollar;
●	sales or perceived potential sales or other dispositions of existing or additional ADSs and/or Shares or other equity or equity-linked securities; and
●	the creation by our major shareholders of vehicles that hold our Shares.

Any of these factors may result in large and sudden changes in the volume and trading prices of our ADSs and/or Shares. In addition, the stock market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies and industries. These fluctuations may include a so-called “bubble market” in which investors temporarily raise the price of the stocks of companies in certain industries, such as the technology industry, to unsustainable levels. These market fluctuations may significantly affect the trading prices of our ADSs and/or Shares. In the past, following periods of volatility in the market price of a company’s securities, shareholders have often instituted securities class action litigation against that company. We were named as a defendant in certain purported shareholder class action lawsuits described in “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal and Administrative Proceedings.” The litigation process may utilize a material portion of our cash resources and divert management’s attention from our day-to-day operations, all of which could harm our business. If adversely determined, the class action suits may have a material adverse effect on our financial condition and results of operations.

An active trading market for our ordinary shares on the Hong Kong Stock Exchange, our ADSs on the NYSE and/or our other securities might not be sustained and trading prices of our ordinary shares, ADSs and/or our other securities might fluctuate significantly.

Since our listing in Hong Kong in 2019, we have consistently been one of the most actively-traded companies on the Hong Kong Stock Exchange. However, we cannot assure you that an active trading market for our ordinary shares on the Hong Kong Stock Exchange will be sustained. In addition, we cannot assure you that an active trading market for our ADSs on the NYSE or for our other securities will be sustained. For example, since our listing in Hong Kong in 2019, investors have been converting our ADSs into Shares listed in Hong Kong. If our investors convert a significant portion of our ADSs into Shares listed in Hong Kong or if such conversions happen suddenly or at a rapid pace, the price and liquidity of our ADSs could be severely impacted. The trading price or liquidity for our ADSs on the NYSE and the trading price or liquidity for our ordinary shares on the Hong Kong Stock Exchange in the past might not be indicative of those of our ADSs on the NYSE and our ordinary shares on the Hong Kong Stock Exchange in the future. In addition, legislation, executive orders and other regulatory actions, such as the HFCA Act and U.S. Executive Order 13959, may cause our ADSs to be delisted from the NYSE. See “— Risks Related to Doing Business in the People’s Republic of China — If our auditor is sanctioned or otherwise penalized by the PCAOB or the SEC as a result of failure to comply with inspection or investigation requirements, our financial statements could be determined to be not in compliance with the requirements of the U.S. Exchange Act or other laws or rules in the United States, which could ultimately result in our ADSs being delisted and materially and adversely affect our other securities.” See also “— Risks Related to Our Business and Industry — Changes in international trade or investment policies and barriers to trade or investment, and the ongoing geopolitical conflict, may have an adverse effect on our business and expansion plans, and could lead to the delisting of our securities from U.S. exchanges and/or other restrictions or prohibitions on investing in our securities.” If an active trading market of our ordinary shares on the Hong Kong Stock Exchange, our ADSs on the NYSE or our other securities is not sustained, the market price and liquidity of our ordinary shares, our ADSs or our other securities, could be materially and adversely affected, and there may be difficulties in enforcing obligations with respect to our other securities.

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

SoftBank, one of our principal shareholders, has monetized the shares it owns in us through derivative arrangements with financial institutions. SoftBank could continue to monetize or sell more of our ADSs or Shares in the future. As SoftBank divests or engages in derivative or other financing arrangements with respect to our ADSs or Shares, the price of our ADSs and/or Shares could decline significantly. Additional divestures in the future of our ADSs and/or Shares by shareholders, announcements of any plan to divest our ADSs and/or Shares, or hedging activities by third-party financial institutions in connection with similar derivative or other financing arrangements entered into by shareholders, could also cause the price of our ADSs and/or Shares to decline.

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

Our corporate affairs are governed by our Memorandum and Articles of Association, and by the Companies Act as well as common law of the Cayman Islands. The rights of shareholders to take legal action against us and our directors, actions by minority shareholders and the fiduciary duties of our directors are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which provides persuasive, but not binding, authority in a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States and Hong Kong S.A.R. In particular, the Cayman Islands has a less-developed body of securities laws than the United States and Hong Kong S.A.R. and provides significantly less protection to investors. In addition, shareholders in Cayman Islands companies may not have standing to initiate a shareholder derivative action in U.S. federal courts or Hong Kong courts.

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

As a foreign private issuer in the United States, we are permitted to and we will, rely on exemptions from certain NYSE corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of our ADSs.

We are exempted from certain corporate governance requirements of the NYSE by virtue of being a foreign private issuer in the United States. We are required to provide a brief description of the significant differences between our corporate governance practices and the corporate governance practices required to be followed by domestic U.S. companies listed on the NYSE. The standards applicable to us are considerably different than the standards applied to domestic U.S. issuers. For instance, we are not required to:

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

As a foreign private issuer in the United States, we are exempt from certain disclosure requirements under the U.S. Exchange Act, which may afford less protection to holders of our ADSs than they would enjoy if we were a domestic U.S. company.

As a foreign private issuer in the United States, we are exempt from, among other things, the rules prescribing the furnishing and content of proxy statements under the U.S. Exchange Act and the rules relating to selective disclosure of material nonpublic information under Regulation FD under the U.S. Exchange Act. In addition, our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit and recovery provisions contained in Section 16 of the U.S. Exchange Act. We are also not required under the U.S. Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as domestic U.S. companies with securities registered under the U.S. Exchange Act. For example, in addition to annual reports with audited financial statements, domestic U.S. companies are required to file with the SEC quarterly reports that include interim financial statements reviewed by an independent registered public accounting firm and certified by the companies’ principal executive and financial officers. By contrast, as a foreign private issuer, we are not required to file such quarterly reports with the SEC or to provide quarterly certifications by our principal executive and financial officers. As a result, holders of our ADSs may be afforded less protection than they would under the U.S. Exchange Act rules applicable to domestic U.S. companies.

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

While we do not believe we are or will become a passive foreign investment company, or PFIC, there can be no assurance that we were not a PFIC in the past and will not become a PFIC in the future. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, we will be classified as a PFIC for United States federal income tax purposes for any taxable year if either: (i) 75% or more of our gross income for that taxable year is passive income, or (ii) at least 50% of the value (determined on a quarterly basis) of our assets for that taxable year is attributable to assets that produce or are held for the production of passive income. The calculation of the value of our assets will be based, in part, on the quarterly market value of our ADSs, which is subject to change. See “Item 10. Additional Information — E. Taxation — Material United States Federal Income Tax Considerations — Passive Foreign Investment Company.”

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

Under the Hong Kong Stamp Duty Ordinance, any person who effects any sale or purchase of Hong Kong stock, defined as stock the transfer of which is required to be registered in Hong Kong, is required to pay Hong Kong stamp duty. The stamp duty is currently set at a total rate of 0.2% of the greater of the consideration for, or the value of, shares transferred, with 0.1% payable by each of the buyer and the seller, and will increase to a total rate of 0.26% of the greater of the consideration for, or the value of, shares transferred, with 0.13% payable by each of the buyer and the seller with effect from August 1, 2021.

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

ITEM 4.    INFORMATION ON THE COMPANY

A.   History and Development of the Company

Alibaba Group Holding Limited is an exempted company incorporated with limited liability under the laws of the Cayman Islands on June 28, 1999, and we conduct our business through our subsidiaries and variable interest entities. We are listed on the NYSE under the symbol “BABA” and on the Hong Kong Stock Exchange under the stock code “9988.”

Our significant subsidiaries, as that term is defined under Section 1-02 of Regulation S-X under the U.S. Securities Act, include the following entities:

●	Taobao Holding Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands, which is our wholly-owned subsidiary and the indirect holding company of the PRC subsidiaries relating to Taobao Marketplace and Tmall.
●	Taobao China Holding Limited, a limited liability company incorporated under the laws of Hong Kong, which is the direct wholly-owned subsidiary of Taobao Holding Limited and the direct holding company of certain PRC subsidiaries relating to Taobao Marketplace and Tmall.
●	Taobao (China) Software Co., Ltd. 淘宝（中国）软件有限公司, a limited liability company incorporated under the laws of the PRC, which is an indirect subsidiary of Taobao Holding Limited and one of our wholly-owned entities, and provides software and technology services for Taobao Marketplace.
●	Zhejiang Tmall Technology Co., Ltd. 浙江天猫技术有限公司, a limited liability company incorporated under the laws of the PRC, which is an indirect subsidiary of Taobao Holding Limited and one of our wholly-owned entities, and provides software and technology services for Tmall.

●	Alibaba (Beijing) Software Services Co. Ltd. 阿里巴巴（北京）软件服务有限公司, a limited liability company incorporated under the laws of the PRC, which is a direct wholly-owned subsidiary of Zhejiang Tmall Technology Co., Ltd., and provides online marketing-related software and technical services for our China retail marketplaces.
●	Alibaba Investment Limited, a company incorporated with limited liability under the laws of the British Virgin Islands, which is our wholly-owned subsidiary and a holding company for our strategic investments.
●	Alibaba.com Investment Holding Limited, a company incorporated with limited liability under the laws of the British Virgin Islands, which is our wholly-owned subsidiary and a holding company for subsidiaries relating to AliExpress, Alibaba.com and 1688.com.

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

Share Repurchase Program

In May 2019, our board of directors authorized a share repurchase program for an amount of up to US$6.0 billion over a period of two years. In December 2020, our board of directors authorized an upsize of our share repurchase program from US$6.0 billion to US$10.0 billion, for a two-year period through the end of 2022. See “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers” for more details.

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

As we continue to expand our businesses from commerce to cloud computing, digital media and entertainment, among other sectors, Alibaba has evolved into an ecosystem that is unique, energetic and innovative. We have set medium-term goals for fiscal year 2024: continue to expand our globalization efforts, serve more than 1 billion consumers through our China consumer business, and facilitate more than RMB10 trillion of annual consumption on our platforms. We believe the goals for fiscal year 2024 put us closer to achieving our vision for fiscal year 2036: serve 2 billion global consumers, enable 10 million businesses to be profitable and create 100 million jobs.

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

Company Overview

To fulfill our mission “to make it easy to do business anywhere,” we enable businesses to transform the way they market, sell and operate and improve their efficiencies. We provide the technology infrastructure and marketing reach to help merchants, brands, retailers and other businesses to leverage the power of new technology to engage with their users and customers and operate in a more efficient way.

Our businesses are comprised of core commerce, cloud computing, digital media and entertainment, and innovation initiatives. In addition, Ant Group, an unconsolidated related party, provides digital payment services and offers digital financial services to consumers, merchants and other businesses on our platforms. An ecosystem has developed around our platforms and businesses that consists of consumers, merchants, brands, retailers, third-party service providers, strategic alliance partners and other businesses. For fiscal year 2021, we reached a milestone and served over one billion annual active consumers through our consumer-facing businesses in the Alibaba Ecosystem, including 891 million in China and approximately 240 million consumers outside China. Total GMV transacted in the Alibaba Ecosystem was RMB8,119 billion (US$1,239 billion) for fiscal year 2021, which primarily included our China retail marketplaces GMV of RMB7,494 billion (US$1,144 billion), as well as GMV from our international retail marketplaces and consumer services.

Core Commerce

Retail Commerce – China

We are the largest retail commerce business in the world in terms of GMV in the twelve months ended March 31, 2021, according to Analysys. Our China retail marketplaces include Taobao Marketplace, which is China’s largest social commerce platform in terms of GMV for the twelve months ended December 31, 2020, based on publicly available data, and Tmall, which is the world’s largest third-party online and mobile commerce platform for brands and retailers in terms of GMV in fiscal year 2021 according to Analysys. During the same period, we generated approximately 66% of our revenue from our retail commerce business in China.

Our New Retail strategy is to develop a digital commerce infrastructure that offers an upgraded consumer experience by seamlessly integrating online and offline capabilities, primarily including: product and supply chain, fulfillment and delivery, consumer management, and social commerce channel development and operations. To implement our New Retail initiatives, we innovated multiple business models and formats to serve various demands of consumers. We created new retail formats through Freshippo (known as “Hema” in Chinese), our self-operated retail chain, that integrates online and offline operation systems and capabilities. We also digitalize the operation of offline retailers, such as Sun Art, through Taoxianda, our online-offline integration service solution for FMCG brands and third-party grocery retail partners. During fiscal year 2021, we established our Community Marketplaces business to better serve consumers by leveraging our next-day pick-up services and supply chain and fulfillment capabilities of Freshippo, Sun Art, Lingshoutong (零售通) and other partners.

Wholesale Commerce – China

1688.com, China’s leading integrated domestic wholesale marketplace in 2020 by revenue, according to Analysys, connects wholesale buyers and sellers across a wide range of categories. Lingshoutong connects FMCG manufacturers and their distributors directly to small retailers in China by facilitating the digitalization of small retailers’ operation. These retailers in turn are able to offer their customers broader selections of products. Lingshoutong serves as an example of a new format that we innovated to drive customer experience and operational efficiency.

Retail Commerce – Cross-border and Global

We operate Lazada, a leading and fast-growing e-commerce platform in Southeast Asia that connects local consumers with local SMEs and regional and global brands. Lazada provides consumers with access to a broad range of offerings, serving over 100 million annual active consumers in the twelve months ended March 31, 2021. We believe Lazada also ran one of the largest e-commerce logistics networks in the region during the same period, with more than 82% of Lazada’s parcels going through its own facilities or first-mile fleet, which supports pick-up and transportation of products from merchants’ stores and warehouses to Lazada’s sorting centers. AliExpress, one of our international retail marketplaces, enables global consumers to buy directly from manufacturers and distributors in China and around the world. For import commerce, Tmall Global allows overseas brands and retailers to engage with and sell to consumers in China, and is the largest import e-commerce platform in China based on GMV in the twelve months ended March 31, 2021, according to Analysys. Kaola, an import e-commerce platform in China, further broadens our offerings and strengthens our leadership in cross-border retail commerce and globalization initiatives. We also operate Trendyol, the leading e-commerce platform in Turkey, and Daraz, a leading e-commerce platform across South Asia with key markets in Pakistan and Bangladesh.

Wholesale Commerce – Cross-border and Global

We operate Alibaba.com, China’s largest integrated international online wholesale marketplace in 2020 by revenue, according to Analysys. During fiscal year 2021, buyers on Alibaba.com who sourced business opportunities or completed transactions were located across approximately 190 countries.

Logistics Services

We operate Cainiao Network’s logistics intelligence platform and global fulfillment network that leverage our self-developed and our logistics partners’ capacity and capabilities. Cainiao Network offers domestic and international one-stop-shop logistics services and supply chain management solutions, fulfilling various logistics needs of merchants and consumers at scale, serving our ecosystem and beyond. We use Cainiao Network’s data insights and technology to facilitate the digitalization of the entire warehousing and delivery process, thereby improving efficiency across the logistics value chain. For example, we provide real-time insights for merchants to better manage their inventory and warehousing, for consumers to track their orders, and for express courier companies to optimize delivery routes. Furthermore, consumers can pick up their packages at Cainiao Post, our neighborhood logistics solution that operates a network of neighborhood, campus and rural village stations and residential self-pick up lockers, and enjoy crowdsourced parcel pick-up and delivery service through the Cainiao Guoguo platform. In addition, we operate Fengniao Logistics, Ele.me’s local on-demand delivery network, to timely deliver food, groceries, and a growing number of other non-food categories. Globally, we have developed a network of assets and partners to support merchants on our cross-border and global retail commerce platforms such as AliExpress, Tmall Global and Lazada.

Consumer Services

We use mobile and online technology to enhance the efficiency, effectiveness and convenience of consumer services for both service providers and their customers. We utilize this technology in Ele.me, a leading local services and on-demand delivery platform, to enable consumers to order food and beverages, groceries, FMCG, flowers and pharmaceutical products anytime and anywhere. Koubei, a leading restaurant and local services guide platform for in-store consumption, provides merchants with targeted marketing solutions, digital operation capabilities and analytics tools and allows consumers to discover local services content on the platform. Fliggy, a leading online travel platform, provides comprehensive services to meet consumers’ travel needs.

Cloud Computing

Alibaba Group is the world’s third largest and Asia Pacific’s largest Infrastructure as a Service provider by revenue in 2020 in U.S. dollars, according to Gartner’s April 2021 report (Source: Gartner, Market Share: IT Services, Worldwide 2020, Dean Blackmore et al., April 8, 2021) (Asia Pacific refers to Mature Asia/Pacific, Greater China, Emerging Asia/Pacific and Japan, and market share refers to Infrastructure as a Service). Alibaba Group is also China’s largest provider of public cloud services by revenue in 2020, including PaaS and IaaS services, according to IDC (Source: IDC Semiannual Public Cloud Services Tracker, 2020H2). Alibaba Cloud, our cloud computing business, offers a complete suite of cloud services, including elastic computing, database, storage, network virtualization, large scale computing, security, management and application, big data analytics, a machine learning platform and IoT services, serving our ecosystem and beyond. We leverage these capabilities and technologies to provide our customers across various verticals with industry-specific solutions, enabling intelligent business decisions and operations. In addition, we offer Alibaba Cloud’s enterprise customers a number of DingTalk’s solutions to further facilitate their digital transformation: enhanced work collaboration capabilities and easy access to Alibaba Cloud’s big data analytics and AI capabilities. We believe our cloud computing services’ added value translates into direct and tangible results, and these services have become a critical foundation for our customers, many of whom are reputable industry leaders in their respective verticals.

Digital Media and Entertainment

Digital media and entertainment is a natural extension of our strategy to capture consumption beyond our core commerce businesses. Insights we gain from our core commerce businesses and our proprietary data technology enable us to deliver relevant digital media and entertainment content to consumers. This synergy delivers a superior entertainment experience, increases customer loyalty and improves monetization for content providers across the ecosystem.

Youku, the third largest online long-form video platform in China in terms of monthly active users in March 2021, according to QuestMobile, serves as our key distribution platform for digital media and entertainment content. In addition, Alibaba Pictures is our Internet-driven integrated platform that covers content production, promotion and distribution, intellectual property licensing and integrated management, cinema ticketing management and data services for the entertainment industry. Youku, Alibaba Pictures and our other platforms, such as news feeds and literature, allow users to discover and consume content as well as interact with each other. In addition, we develop, operate and distribute mobile games through Lingxi Games (灵犀互娱).

Innovation Initiatives

We continue to innovate and develop new service and product offerings with the goals of meeting the needs and improving efficiency in the daily lives of our customers and creating synergies among our ecosystem participants. Amap, a leading provider of mobile digital map, navigation and real-time traffic information in China, empowers our businesses and third-party mobile apps. Amap also provides users with a simple one-stop access point to services such as navigation, local services and ride-hailing. DingTalk is our digital collaboration workplace that offers new ways of working, sharing and collaborating for modern enterprises and organizations. DingTalk provides a comprehensive set of digital transformation solutions, such as organizational and workflow digitalization for enterprises and organizations. According to QuestMobile, DingTalk was the largest business efficiency mobile app in China by monthly active users in March 2021. Tmall Genie smart speaker, the No. 1 smart speaker in China by total units sold in 2020, according to IDC (Source: IDC China Monthly Smart Speaker Sales Out Tracker, 2020.12), provides an interactive interface for our customers to easily access services offered by our ecosystem participants.

Our Ecosystem

An ecosystem has developed around our platforms and businesses that consists of consumers, merchants, brands, retailers, third-party service providers, strategic alliance partners and other businesses. At the nexus of this ecosystem are our technology platform, our marketplace rules and the role we play in connecting these participants to make it possible for them to discover, engage and transact with each other and manage their businesses anytime and anywhere. Much of our effort, time and energy is spent on initiatives that are for the greater good of the ecosystem and on balancing the interests of its participants. We feel a strong responsibility for the continued development of the ecosystem and we take ownership in this development. Accordingly, we refer to this as “our ecosystem.” Our ecosystem has strong self-reinforcing network effects benefitting its various participants, who are in turn invested in our ecosystem’s growth and success.

The following chart sets forth the key businesses and services provided by us and Ant Group(1), our major cooperation partner.

CORE COMMERCE
DIGITAL MEDIA AND ENTERTAINMENT
CHINA
Retail Commerce
淘宝
Taobao
TMALL天猫
淘宝直播
(Taobao Live)
点淘
(Taobao Short Video)
淘特
(Taobao Deals)
淘宝买菜
(Taobao Grocery)
FRESHIPPO
TMALL MART
闲鱼
(Idle Fish)
SUN ART
Retail Group Limited
Alibaba Health
Wholesale Commerce
1688
阿里零售通
(Lingshoutong)
YOUKU
灵犀互娱
阿里巴巴影业集团
Alibaba Pictures
Damai
INNOVATION INITIATIVES
CROSS-BORDER & GLOBAL
Retail Commerce
Wholesale Commerce
AliExpress
天猫国际
Lazada
Alibaba.com
trendyol
KAOLA GLOBAL
高德地图
(Amap)
DingTalk
天猫精灵
TMALL GENIE
CONSUMER SERVICES
饿了么
ele.me
口碑
Koubei
Fliggy
CAI NIAO 菜鸟
蜂鸟即配
FN LOGISTICS
LOGISTICS INFRASTRUCTURE FOR CORE COMMERCE AND NEW RETAIL INITIATIVES
DATA TECHNOLOGY FOR DIGITAL MEDIA AND ENTERTAINMENT
alimama
MARKETING SERVICES AND DATA MANAGEMENT PLATFORM
蚂蚁集团
ANT GROUP
PAYMENT AND FINANCIAL SERVICES INFRASTRUCTURE
Alibaba Cloud
TECHNOLOGY INFRASTRUCTURE FOR DIGITALIZATION AND INTELLIGENCE

Infrastructural Elements of the Alibaba Ecosystem

Note:

(1)	Ant Group provides digital payment services and offers digital financial services to consumers and merchants on our platforms. We currently hold a 33% equity interest in Ant Group and account for this investment in our financial statements using the equity method.

Our Strategies

We will continue to innovate in the areas of business models, products and services, and technology to create value for both consumers and businesses. We formulate and evolve strategies that aim to best serve consumers’ and businesses’ interests.

Drive User Growth and Engagement

We look at our businesses and service and product offerings through the lens of our users. To cater to each user’s personal needs, we aim to expand and make available a broad range of products and services across our ecosystem, including physical and digital goods, consumer services, travel, media and entertainment, healthcare and financial services, among others. We are focused on creating personalized, immersive and interactive experiences for consumers by applying new technologies to different industry verticals, enhancing our apps’ interfaces and features as well as enabling new consumption scenarios and formats.

We intend to further address the consumption needs of users in less-developed areas, and to provide individuals at different income levels with access to quality merchandise and services suitable to their consumption capabilities. We seek to continue to broaden our user base from individuals to larger digital communities and build new product and service categories to meet these communities’ needs.

We also intend to make our offerings available to more users outside of China as we continue our globalization initiatives. Starting with Southeast Asia, we aim to serve users around the world with localized operations as well as cross-border commerce with access to manufacturers and consumers in China.

Empower Businesses to Facilitate Digital Transformation and Improve Operational Efficiency

Our diverse commerce platforms and extensive consumer insights, combined with our technologies and commerce expertise form a critical foundation that facilitates digital transformation for businesses. We refer to this foundation as the Alibaba Business Operating System, or ABOS.

ABOS allows us to enable the participants in our ecosystem with our proprietary capabilities and know-how. To date, we have already enabled the transformation of the business operations, technology infrastructure and organizational systems of many of our enterprise customers. The enterprises that have leveraged our ABOS have already benefited from integrated online and offline operations, effective customer engagement, acquisition and retention, speedy delivery, innovative utilization of retail space, efficient digital collaboration, intelligent digital operations and management, as well as new business models.

ABOS currently serves a wide variety of businesses in our ecosystem. We intend to continue to build industry-specific solutions and make them available to a broader range of enterprise customers in the future.

Continue to Innovate

We will continue to be an innovator in products and technology as well as an enabler of new business models. Traditionally unstructured, undiscovered and underutilized information can now be captured, activated and leveraged as a new source of intelligence that supports business growth and decisions, driving improved operating efficiency and targeted offerings to meet consumer needs.

With cloud computing as an easily accessible and scalable service, and data as a value-enhancing resource, we believe that new technology will play a fundamental role in social and commercial interactions. With a strong commitment to data security and privacy, we will continue to apply machine learning technology to all aspects of our businesses and invest in our cloud computing platform to support our own and our customers’ businesses.

We believe that digitalization presents the biggest opportunities of our time and that we are well-positioned to capture the new opportunities of digitalization through innovation. We continue to leverage the power of technology to create new products, services and business models, including our New Retail digital commerce infrastructure. Meanwhile, innovation is similarly critical in rejuvenating our existing businesses. For example, we design interactive formats and features, such as livestreaming, for merchants and KOLs to better engage consumers and for consumers to have a more interactive shopping experience. We will continue to innovate in all aspects to create value for consumers, businesses and the participants of our ecosystem.

Our Businesses

Core Commerce

Our core commerce business is comprised of the following businesses:

●	Retail commerce – China;
●	Wholesale commerce – China;
●	Retail commerce – cross-border and global;
●	Wholesale commerce – cross-border and global;
●	Logistics services; and
●	Consumer services.

Retail Commerce – China

We operate the largest retail commerce business in the world in terms of GMV in the twelve months ended March 31, 2021, according to Analysys. Our retail commerce business in China, primarily consisting of China retail marketplaces, which include Taobao Marketplace and Tmall, and New Retail initiatives, have become an important part of the everyday lives of consumers in China. Empowered by our commerce technologies and services, we appeal to a massive base of consumers by connecting them with diversified and comprehensive offerings in highly engaging and social formats.

●	Consumers. We serve a large and growing consumer base, across both large cities and less-developed areas. In March 2021, there were 925 million mobile MAUs on our various mobile apps that accessed our China retail marketplaces. Annual active consumers of China retail marketplaces reached 811 million in the twelve months ended March 31, 2021. Approximately 70% of the new annual active consumers were from less-developed areas in fiscal year 2021.

In addition, we believe our platforms appeal to a growing and increasingly diverse consumer base at various income levels as well as address the evolving needs of our existing consumers. Taobao Deals (淘特) offers consumers value-for-money products and achieved rapid user growth in fiscal year 2021. Mobile MAUs of Taobao Deals reached 130 million in March 2021 and annual active consumers of Taobao Deals reached over 150 million for the twelve months ended March 31, 2021.

Our ability to offer and deliver value has driven increased consumer engagement over time. Generally, the longer consumers have been with us, the more orders they tend to place across a more diverse range of product categories. In fiscal year 2021, annual average GMV per consumer on our China retail marketplaces reached over RMB9,200 (US$1,404). Consumers on our China retail marketplaces also exhibited high retention. 98% of annual active consumers who spent over US$1,000 (RMB6,550) through our China retail marketplaces in fiscal year 2020 continued to be active in fiscal year 2021. In fiscal year 2021, more than 200 million annual active consumers spent more than US$1,000 (RMB6,550) through our China retail marketplaces.

●	Products and Services. We believe the Alibaba Ecosystem offers the most comprehensive range of products and services among global commerce platforms to meet the diverse demands of our massive and growing consumer base across different segments. Our platforms, through collaboration with our merchants and ecosystem partners, offer products ranging from branded products and imported goods to products sourced directly from manufacturers, farms and other long-tail products. For example, consumers may look for branded products, including luxury brands, trendy fashion brands and new brands, on Tmall and imported products from around the world on Tmall Global and Kaola. Taobao Deals enables manufacturers and merchants to sell directly to consumers to meet their needs for value-for-money products. Consumers are attracted to Taobao Deals’ clear value proposition and its growing product selections from different verticals, such as fresh food and groceries. In addition, through Idle Fish (闲鱼), our consumer-to-consumer community and marketplace in China for long-tail products, consumers can find a variety of second-hand, recycled, refurbished, for-rent and other long-tail products. Continuing to expand categories and secure new and relevant products is key for us to appeal to different segments of our user base.

●	Engagement. The massive amount of user and merchant activities taking place every day on our China retail marketplaces generates significant consumer insights. By leveraging proprietary AI and data technologies, we are able to aggregate and build on deep consumer insights to provide more accurate search results and relevant recommendation feeds that enhance the shopping experience for our consumers. As China’s largest social commerce platform in terms of GMV for the twelve months ended December 31, 2020, the Taobao Marketplace also enables merchants to engage with consumers through a variety of formats, including livestreaming, short-form videos, interactive games and microblogs. Among these formats, livestreaming is one of the fastest growing one with significant scale. For the twelve months ended March 31, 2021, Taobao Live’s, our livestreaming platform, GMV grew over 90% year-over-year to reach over RMB500 billion (US$76.3 billion).

The following pages are visual presentations of select features that highlight our offerings and how we leverage our consumer insights and technologies to enable consumers and businesses to more effectively engage with each other and among themselves.

Consumers: Comprehensive Product and Service Offerings

The Taobao app offers consumers a comprehensive range of products and services and a unique social commerce experience through highly relevant content, personalized shopping recommendations and interactive features that drive social engagement

Taobao Homepage

签到
订阅
推荐
会员码
冬季保暖羽绒服
搜索
天猫新品
今日爆款
芭芭农场
饿了么
天猫超市
淘宝吃货
天猫美食
天猫好药
口碑生活
天猫汽车
充值中心
淘鲜达
领淘金币
阿里拍卖
分类
闲鱼
会员中心
淘票票
土货鲜食
新国货
冬季狂欢购
人气高光买1送6
明星同款，神仙感光
聚划算 04:18:26
限时抢购
淘宝直播 直播中
主播甄选
百亿补贴 品牌正品
爆款低价
补贴价¥6880
补贴价¥2999
有好货 全民口碑
大家推荐
简约素色西装针织长款的东西保暖塑
¥249 优惠后 12人购买
极速退款
领券 满99减10
意式轻奢科技布沙发现代简约小户型客厅
¥1842 340人购买
逛逛
消息
购物车
我的淘宝

Follow
Follow brands / merchants for product and promotion updates

Search by saying or typing keywords, uploading photos, or scanning QR codes, barcodes and images

Tap to access different marketplaces and services

View trending items or promotions (e.g., flash sales, curated storefront list and shopping news)

Taobao Live
Feature 24/7 interactive livestreaming

Find curated product recommendations

Browse recommendation feeds of product listings, multimedia content, platform campaigns

Entertain
Explore the latest consumption and lifestyle trends & follow favorite KOLs, vloggers and content creators

Legend

- Blue dotted line: Social engagement features
- Orange dotted line: Main features

Consumers: Theme-based Recommendation

Recommendation feeds of product listings and various theme-based content, enabled by our extensive consumer insights and proprietary data technologies, provide our consumers with a relevant and engaging content discovery process and shopping experience

Showcase social and interactive content formats, including short-form videos and livestreaming

签到
订阅
推荐
会员码
冬季保暖羽绒服
搜索
2021春季新款韩国TG气质显瘦单排扣长款风衣
¥249 优惠后 12人购买
极速退款
领券 满99减10
意式轻奢科技布沙发现代简约小户型客厅
¥1842 340人购买
00:13
教你2020新潮流自然慵懒搭配
小ZOLITO
230.1万粉丝
14399
简约现代茶几在北欧风格场景当中的应用
品牌动态 13.2w关注
关注频道可领10元红包
搭配助手
炎炎夏日清爽套装
根据你买的瘦腰神器推荐
2018新款牛皮女包夏天链条小方包锁扣链条包
¥237 241人购买
直播中 19023观看
小娘教你做美食
美食顾小厨娘
99万+
复古工业风设计师款饭厅餐桌茶室吧台灯
逛逛
消息
购物车
我的淘宝

Feature comprehensive, relevant and engaging theme categories based on proprietary algorithms and consumer insights

Consumers: Curated Product Recommendations

Consumers also come to the Taobao app to discover new trends and browse for ideas, where recommendations are based on extensive user-generated content and empowered by our proprietary data technologies

Businesses: New Product Release Platform for Brands and Retailers

Leveraging our consumer insights and data technologies, Tmall Hey Box is a dedicated platform for brands and retailers to launch their new products

新品精选
开盒有喜
上新季
3月美白防晒上新季
Top20款新品首发
至高买1赠8
抢先预定
小黑盒新品
开盒有喜 每日最高得￥88元红包
去抢福利
年度新品
万里挑一人气王
新品直降
你的专属尝新价
为你推荐
为你推荐
直降 14元
直降 46元
精选
新趋势
新品牌
新科技
明星同款
Maison Margiela PARIS
PERFECT DIARY 完美日记
COS
尖货抽签
RJ巴雷特 限量球星卡
限量8张 球星亲签特别版
抢先抽签
SHORT SENTENCE异形罗纹开衫
防水面料I罗纹袖口设计穿着舒适自在。
新面料
1350人已购买
GO
春款箱包上新抢先看
不莱玫旗舰店 31331
新品情报
JESSIEJANE几何枕头包
小黑盒
尖货抽签
新品种草
新品试用
View new product launches and promotions for brands and retailers
Collect rewards and red packets for new product purchase
Browse promotions on new products
Browse top new products of the year
View personalized recommendations of brands
Obtain more information on new product launches
View new product livestreaming
Try new product samples at discounted prices
Enter to win a chance to purchase limited-edition products
Watch livestreaming sessions for new product introduction and review

Businesses: Enabling Merchants to Engage with Consumers

The Taobao app enables merchants to engage with customers beyond their storefronts through livestreaming, short-form videos, social media and other interactive formats

Taobao Live – 24/7 Livestreaming

Taobao Live, where merchants and KOLs use livestreaming to market to their fans and customers, has become one of the fast-growing sales formats on our China retail marketplaces.

Browse followed, recommended, and local livestreaming sessions

View personalized recommendations for livestreaming sessions hosted by merchants and KOLs

淘宝直播
关注 精选 杭州
服饰穿搭
全部分类
MG小象
池夏旗舰店
品牌好店
产地直供
新奇发现

Search for livestreaming channels, KOLs & products

View real-time user comments and interact with KOLs

Purchase link to the recommended products

鱼北鼻JOANNE
x23
小助理
说点什么

AI chatbot to answer customers' questions

Chat and interact with hosts

Preview products in upcoming livestreaming sessions

Comment and share

即将开播
直播间等你
明天 13:13 开播
开播提醒
说点什么

Personalized livestreaming content and shopping experience

Real-time interaction between users and KOLs

Sign up for next livestreaming sessions, interact with other fans and receive fans-only benefits

Tmall Flagship Store 2.0 – An Interactive Shopping Experience

Tmall Flagship 2.0 provides additional interactive features that augment consumers' shopping experience.

LiveCard: Interactive Product Display

perfectdiary旗舰店
+ 订阅
VIP
买即赠丹顶鹤明信片
动物眼影「丹顶鹤」盘
RMB/129.9
立即抢购
全部宝贝
店铺动态
宝贝分类
店铺会员

3D Show Room

3D全屋漫游
北欧现代
清新拼色
文艺复古
北欧现代
推荐搭配
开启3D全屋漫游

Virtual Product Try-on

AR试鞋
ACCESS男子运动鞋板鞋缓震JUMPMAN夏...
¥799
2699人已购买
加入购物车
立即购买

China Retail Marketplaces

Taobao Marketplace

Taobao means “search for treasure” in Chinese. Through the Taobao app and the website at www.taobao.com, we have positioned Taobao Marketplace as the starting point and destination portal for the shopping journey. Consumers from both large cities and less-developed areas come to Taobao Marketplace to enjoy an engaging, personalized shopping experience, optimized by our big data analytics and technology. Through highly relevant content, engaging and interactive formats and real-time updates from merchants, consumers can learn about products and new trends. They can also interact with each other and their favorite merchants and KOLs through a broad range of interactive features such as livestreaming and short-form videos. Taobao Marketplace is China’s largest social commerce platform, in terms of GMV for the twelve months ended December 31, 2020. The year-over-year growth rate of Taobao online physical goods GMV, excluding unpaid orders, was approximately 20% for the twelve months ended March 31, 2021.

Taobao Marketplace provides a top-level traffic funnel that directs users to the various marketplaces, channels and features within our ecosystem. For example, a search result on Taobao Marketplace displays listings not only from Taobao Marketplace merchants but also from Tmall merchants and brands, thereby generating traffic for Tmall. Through Taobao Marketplace, consumers can also access Idle Fish, our consumer-to-consumer community and marketplace in China for long-tail products, as well as other products and consumer services platforms, which may also be accessed through their respective independent mobile apps.

Taobao Deals offers value-for-money products by enabling merchants and manufacturers to sell directly to consumers, including those in less-developed areas and large cities. Taobao Deals experienced strong growth in fiscal year 2021 with annual active consumers reaching over 150 million for the twelve months ended March 31, 2021 and mobile MAUs of Taobao Deals reaching 130 million in March 2021.

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

Tmall

Tmall caters to consumers’ ever-growing demand for high-quality products and premium shopping experience. A large number of international and Chinese brands and retailers have established storefronts on Tmall. We have positioned Tmall as a trusted platform for consumers in China and overseas to buy both homegrown and international-branded products as well as products not available in traditional retail outlets. As the brands and offerings on Tmall continue to grow and diversify, we continue to improve our ability to accurately target and meet different consumer demands. In the twelve months ended March 31, 2021, Tmall was the largest third-party online and mobile commerce platform for brands and retailers in the world in terms of GMV, according to Analysys, and continues to grow quickly. Tmall online physical goods GMV, excluding unpaid orders, grew approximately 23% year-over-year in the twelve months ended March 31, 2021.

In 2009, Tmall pioneered the 11.11 Global Shopping Festival. During our twelfth annual 11.11 Global Shopping Festival in 2020, we extended what originally was a one-day festival occurring on November 11 to 11 days, running from November 1 through November 11, 2020. This change created greater opportunities for merchants and brands to increase sales and build engagement and relationships with their customers. The extended festival also enhanced the overall shopping experience of consumers by reducing pressure on logistics demand and ensuring timely delivery. The new approach yielded strong results as we generated RMB498.2 billion (US$74.1 billion) in GMV, excluding unpaid orders, during the 11-day campaign, an increase of 26% compared to the same timeframe in 2019.

Tmall is the partner of choice for brands. Brands and retailers operate their own storefronts on the Tmall platform with unique brand identities and look and feel, accompanied by full control over their own branding and merchandising. As of March 31, 2021, there were over 250,000 brands and merchants on Tmall, including over 80% of the consumer brands ranked in the Forbes Top 100 World’s Most Valuable Brands for 2020. Because of the presence of a large number of global brands and the stringent standards required for merchants, brands and retailers to join and operate on Tmall, a presence on Tmall has become a validation of quality, allowing merchants, brands and retailers to take advantage of our significant traffic to extend and build brand awareness and customer engagement. Major international brands that have physical operations in China are well represented on Tmall.

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

We also continue to position Tmall as the premier shopping destination for everyday items, highlighting value and convenience. FMCG, apparel and accessories, and consumer electronics are among Tmall’s most popular product categories, which continue to grow quickly. We have also strengthened consumer recognition of Tmall’s value proposition in consumer electronics and home appliances through promotional events and strategic partnerships.

Like merchants on Taobao Marketplace, brands and merchants on Tmall have access to P4P, in-feed marketing and display marketing services as well as storefront software, which they can use to fully engineer, customize, and even code the software behind their storefronts.

Branding and Monetization Platforms

Alimama, our proprietary monetization platform

Alimama is our monetization platform. Using our proprietary technology, this platform matches the marketing demands of merchants, brands and retailers on all of the platforms in the Alibaba Ecosystem with the media resources on our own platforms and third-party properties, and enables us to monetize our core commerce, digital media and entertainment and other businesses in our ecosystem. The platform supports P4P marketing services based on keyword search rankings, in-feed marketing targeting different groups of consumers, or display marketing in fixed positions that are bid on through auctions, as well as cost per thousand impression (CPM)-based, time-based marketing formats, or individual campaigns at fixed cost, through the display of photos, graphics, videos and livestreaming.

The ranking of P4P search results on our core commerce platforms is based upon proprietary algorithms that take into account the bid price of keywords, the popularity and quality of an item, service or merchant, as well as customer feedback rankings of the merchant or service provider. Our in-feed and display marketing services take these factors into consideration, along with other consumer insights generated across our ecosystem, to further deliver an engaging and relevant content discovery process and shopping experience to our consumers through livestreaming, short-form videos, interactive games and other formats. The relevance and comprehensiveness of insights based on commercial activity and user activity in our ecosystem as well as our AI capabilities provide a unique advantage for Alimama to deliver the most relevant information to users through highly engaging content and effective format, which in turn enables merchants to improve their efficiency.

Alimama also has an affiliate marketing program that places marketing displays on third-party apps and websites, thereby enabling marketers, if they so choose, to extend their marketing and promotional reach to properties and users beyond our own platforms. Our affiliate marketing program not only provides additional traffic to our core commerce platforms, but also generates revenue to us.

Alimama operates the Taobao Ad Network and Exchange, or TANX, one of the largest real-time online bidding marketing exchanges in China. TANX helps publishers to monetize their media inventories both on mobile apps and web properties. TANX automates the buying and selling of tens of billions of marketing impressions on a daily basis.

Participants on TANX include publishers, marketers and demand-side platforms operated by agencies.

Marketing Partner of Choice for Brands

Drawing on our proprietary technology, capabilities and consumer insights, we have developed an approach that digitalizes consumer-brand relationships and enables brands to build robust relationships with consumers throughout their lifecycles in our ecosystem. We aim to help brands reach consumers by leveraging our marketplaces, Youku, strategic partners in our ecosystem, as well as other major third-party Internet properties in China. We intend to become the key partner for brand building by creating an open, inclusive and transparent platform where brands and marketing agencies can design, execute, track and optimize their brand building activities using our consumer insights and tools.

Leading Commerce Technologies and Integrated Merchant Services Platform

We provide merchants, brands and retailers with a comprehensive suite of commerce technologies, consumer insights and innovative online and offline services through a unified and intuitive platform, to better engage with their customers, build mindshare and optimize their operating efficiency. By leveraging the power of our ecosystem, merchants, brands and retailers on Taobao Marketplace and Tmall can acquire, retain and further deepen their engagement with consumers in an efficient and effective manner, build brand awareness and deliver seamless consumer experience with our logistics and fulfillment capabilities and the financial services offered through Ant Group. This enhances merchants’, brands’ and retailers’ loyalty to our platforms. Our commerce technologies and merchant services include the following key components:

Effective Consumer Engagement Platform

Our merchants, brands and retailers can leverage our proprietary technology, consumer insights, and cloud computing services to optimize their marketing strategies. We equip brands on our secure cloud-based platform with integrated online and offline capabilities and solutions, and provide them with access to sophisticated analytics services. These services help merchants, brands and retailers gain insights into each stage of the consumer journey and enable them to provide personalized and seamless online and offline shopping experience that fulfills consumers’ evolving consumption needs.

Cloud-based Smart Operation Dashboard

We provide a cloud-based integrated smart operation dashboard that enables merchants, brands and retailers to digitalize their daily operations. Through our online dashboard, our merchants, brands and retailers can easily manage their storefronts and product listings, source products, process orders and payments, fulfill orders and provide customer services. Leveraging the capabilities of our third-party service providers, we also provide our merchants, brands and retailers with access to various types of business software, content creators, credit financing, IT services and market data analytics. In addition, our merchants, brands and retailers can access our smart operation dashboard through mobile devices to manage their business on the go.

Enabled by our analytics capabilities and consumer insights, our smart operation dashboard also provides recommendations on merchants’ business and operations on the most effective approaches to improve their respective performance and to deliver differentiated services to their customers.

New Retail

Our New Retail strategy is to develop a digital commerce infrastructure that offers an upgraded consumer experience by seamlessly integrating online and offline capabilities. We continue to constantly incubate new business models, enable traditional retail partners to digitally transform their operations and drive ongoing innovation on our more established platforms. The core capabilities that form the critical foundation of the New Retail digital commerce infrastructure include the following:

●	Product and supply chain capabilities – We believe our ecosystem provides the most comprehensive product and service offerings and we continue to expand our supply chain to enrich and optimize our product selection. Consumers can enjoy a broad variety of products at different price points, which is the key to appeal to different segments of our user base. For example, we leverage Sun Art’s, Freshippo’s and their retail partners’ supply chain networks to provide greater selection of fresh goods and FMCG. We also continue to go upstream to source agricultural products directly to enhance our product selection as well as provide more local and seasonal specialties to our consumers. These extensive supply chain networks and sourcing capabilities serve consumers beyond Sun Art’s and Freshippo’s respective platforms by empowering other important consumption platforms within our ecosystem, including our China retail marketplaces and our recently-established Community Marketplaces business.
●	Fulfillment and delivery expertise – We have developed logistics expertise and capabilities that allow us to offer a full range of high-frequency fulfillment services to satisfy consumer demand. Our comprehensive delivery options include on-demand delivery, half-day delivery, same-or-next day delivery and next day pick-up services, which capture the varying needs of consumers living in large cities and less-developed areas. For example, Freshippo’s proprietary fulfillment system enables store-to-door 30-minute delivery to consumers living within a three-kilometer radius of a Freshippo store; we provide groceries and fresh goods to consumers with our Community Marketplaces’ next-day pick-up services; and Tmall Supermarket offers same-or-next day delivery of daily necessities, FMCG and general merchandise ordered on the Taobao app.

●	Consumer management capabilities – We continue to create new business models that provide new consumption experiences and use cases for consumers, which allow us to acquire new consumers in both large cities and less-developed areas. These new retail businesses expand the products and services in our ecosystem, providing us with an opportunity to capture consumption wallet share and drive life time value of our massive user base.
●	Social commerce channel development and operations – By further digitalizing offline retail stores and consolidating our self-developed and our partners’ distribution networks, we enable these large retail stores and small neighborhood stores to better serve consumers. For example, we allow large retail stores, such as Sun Art and Freshippo, to integrate online and offline retail capabilities and use their storefronts as warehouse to fulfill online orders. By managing inventory and offline resources effectively, these stores satisfy consumers’ demands in-store as well as in their neighborhood communities, driving revenue opportunities. Taoxianda further facilitates the digitalization of retailers’ operations, helps them open online stores and provides customized marketing recommendations.

Wholesale Commerce – China

1688.com

1688.com, China’s leading integrated domestic wholesale marketplace in 2020 by revenue, according to Analysys, provides sourcing and online transaction services by connecting manufacturers and wholesale sellers to wholesale buyers in China. They typically trade in apparel, accessories, electronics and computers, packaging materials, home decoration and furnishing materials, among others. Sellers may purchase a China TrustPass membership for an annual subscription fee to list items on 1688.com, reach customers, provide quotations and transact on the marketplace without any additional charges. As of March 31, 2021, 1688.com had over 990,000 paying members. Paying members may also pay for additional services, such as premium data analytics and upgraded storefront management tools, as well as customer management services, such as P4P marketing services from the website and app. In the twelve months ended March 31, 2021, value-added services contributed over 50% of 1688.com’s total revenue.

Lingshoutong (零售通)

Lingshoutong helps FMCG manufacturers and their distributors connect directly with small retailers, primarily mom-and-pop stores, in China, by facilitating the digitalization of small retailers. With Lingshoutong’s commerce technologies and consumer insights, FMCG manufacturers and distributors can distribute their products to small retailers efficiently and small retailers can offer broader selections of FMCG products to their customers, digitalize their offline operations, and expand their scope of business, such as delivery of groceries to their consumers. Lingshoutong also serves as an example of a new format that we innovated to drive customer experience and operational efficiency.

Retail Commerce – Cross-border and Global

In the twelve months ended March 31, 2021, Lazada, AliExpress, Trendyol and Daraz together served a total of approximately 240 million annual active consumers overseas.

Lazada

We operate Lazada, a leading and fast-growing e-commerce platform in Southeast Asia that connects local consumers with local SMEs and regional and global brands. Lazada provides consumers with access to a broad range of offerings, serving over 100 million annual active consumers in the twelve months ended March 31, 2021. We believe Lazada also runs one of the largest logistics networks in the region, with more than 82% of Lazada’s parcels going through its own facilities or first-mile fleet during the same period.

In Indonesia, the largest economy in Southeast Asia according to the World Bank, we believe Lazada continues to outgrow the market in terms of GMV in 2020. In addition, Lazada has implemented innovative consumer engagement strategies, backed by world-class technology and insights from our ecosystem.

China Cross-border Business

Export Commerce: AliExpress

AliExpress is a global marketplace targeting consumers from around the world and enabling them to buy directly from manufacturers and distributors in China and around the world. AliExpress also continues to expand its regional merchant networks and supply chains to make available more localized products and services for consumers in their respective regions. In addition to the global English-language version, the AliExpress platform is also available in 17 other languages, including Russian, Portuguese, Spanish and French. Consumers can access the marketplace through the AliExpress mobile app or its websites. Top consumer markets where AliExpress is popular are Russia, the United States, Spain, France and Brazil. AliExpress’ Russia business, an important part of AliExpress’ business, is operated by AliExpress Russia Holding Pte. Ltd., an unconsolidated joint venture.

Import Commerce: Tmall Global and Kaola

Tmall Global addresses increasing demand of consumers in China for international products and brands. Tmall Global serves as the premier platform through which overseas brands and retailers reach consumers in China, build brand awareness and gain valuable consumer insights in forming their overall China strategies, without the need for physical operations in China. According to Analysys, Tmall Global was the largest import e-commerce platform in China in terms of GMV in the twelve months ended March 31, 2021. In addition, Kaola operates an import e-commerce business under an independent app, which possesses meaningful consumer mind-share in China. It offers high-quality imported products, premium services and an interactive shopping experience to consumers.

Wholesale Commerce – Cross-border and Global

Alibaba.com is China’s largest integrated international online wholesale marketplace in terms of revenue in 2020, according to Analysys. It connects Chinese and overseas suppliers to overseas wholesale buyers, who are typically trade agents, wholesalers, retailers, manufacturers and SMEs engaged in the import and export business, and provides sourcing, online transaction, digital marketing, digital supply chain fulfillment and financial services to them.

Sellers on Alibaba.com may purchase an annual Gold Supplier membership to reach customers, provide quotations and transact on the marketplace. In the twelve months ended March 31, 2021, over 34 million buyers from approximately 190 countries had sourced business opportunities or completed transactions on Alibaba.com. As of March 31, 2021, Alibaba.com had over 230,000 paying members from China and around the world. Sellers may also purchase additional value-added services to manage product listings and facilitate transaction processes, such as upgraded storefront management tools, P4P marketing services, trade assurance and custom clearance services. In the twelve months ended March 31, 2021, all value-added services contributed over 50% of Alibaba.com’s total revenue.

Logistics Services

We are committed to further strengthening the capabilities of our global logistics network. Our vision for our logistics services is to fulfill consumer orders within 24 hours in China and within 72 hours anywhere else in the world. To realize this vision, Cainiao Network continues to build and operates a global fulfillment network together with its logistics partners. It offers domestic and international one-stop-shop logistics services and supply chain management solutions, addressing various logistics needs of merchants and consumers at scale.

Consumer Logistics

Cainiao Network uses data insights and technology to digitalize the entire logistics process and enhance the capabilities of its logistics partners, thereby improving consumer experience and efficiency across the logistics value chain. For example, powered by large scale computing and machine learning capabilities, Cainiao Network’s e-shipping label and value-added services optimize delivery routes and improve efficiencies for express delivery couriers, leading to more accurate and speedy delivery to consumers. As an important complement to the last-mile delivery network of Cainiao Network’s express delivery partners, Cainiao Network has also developed a neighborhood logistics solution with a combination of neighborhood, campus, rural village stations and residential self-pickup lockers, which we call Cainiao Post. We continue to build neighborhood logistics solutions to cover both urban and rural areas, allowing consumers to pick up their packages from their nearest stations or residential self-pickup lockers easily. Consumers can also enjoy crowdsourced parcel pick-up and delivery service through the Cainiao Guoguo platform. In addition, we also operate Fengniao Logistics, Ele.me’s local on-demand delivery network, to deliver food, groceries, FMCG, flowers and pharmaceutical products to consumers on a timely basis.

Technology-driven integrated supply chain and fulfillment solutions for merchants

The vast geographical area of China and wide distribution of consumers and merchants in China require a large and distributed logistics infrastructure. Cainiao Network has established a scalable fulfillment network that consists of fulfillment hubs at key strategic locations and package sorting and distribution centers, which are owned, leased or partnered with logistics partners. The fulfillment network is connected by Cainiao Network’s proprietary logistics data platform. To facilitate the execution of our New Retail strategy, Cainiao Network provides a full-fledged fulfillment network at provincial, city, and county levels to offer integrated supply chain management solutions to medium-sized and large brands and merchants. This network allows them to place inventory across multiple locations in advance based on sales forecasts to optimize supply chain efficiency and ensure timely delivery to consumers.

Cainiao Network has developed a strong and expanding network of assets, including the logistics arm of Lazada, and partners to support merchants on our cross-border and global retail commerce businesses, mainly AliExpress, Tmall Global and Lazada. For example, from a China import standpoint, Cainiao Network is focused on developing cross-border fulfillment solutions for Tmall Global, utilizing a combination of bonded warehouses in China and direct shipment from markets outside mainland China. In terms of China export, Cainiao Network serves businesses on the AliExpress platform by providing them with attractive value-for-money, convenient and direct logistics channels to deliver packages to consumers worldwide. As of March 31, 2021, Cainiao Network partnered with over 270 logistics partners to provide fulfillment services globally. Cainiao Network continues to develop its capabilities as a global fulfillment network and its average daily cross-border package volume for the month ended March 31, 2021 exceeded 5 million.

Consumer Services

Our consumer services businesses consist of:

Ele.me (饿了么) (which means “Are you hungry?” in Chinese), a leading local services and on-demand delivery platform in China, enables consumers to use the Ele.me, Alipay, Taobao and Koubei mobile apps to order meals, food, groceries, FMCG, flowers and pharmaceutical products online. In addition, Fengniao Logistics, our on-demand delivery network provides last-mile logistics services to facilitate New Retail businesses, including delivery of food, groceries, FMCG and pharmaceutical products for Freshippo, Sun Art, as well as Alibaba Health.

Koubei, one of China’s leading restaurant and local services guide platforms for in-store consumption, provides targeted, data-driven marketing tools and integrated digital operational and store management services for restaurants and local services providers.

Our strategy is for our consumer services businesses to leverage our China retail marketplaces, Alipay and our data technology to expand our offerings from shopping to services, further tapping into new addressable markets for consumption in China. Ele.me’s annual active consumers continued to grow strongly at close to 20% year-over-year for the twelve months ended March 31, 2021.

Fliggy, a leading online travel platform in China, provides comprehensive reservation and fulfillment services for airline and train tickets, accommodation, car rental, package tours and local attractions. Fliggy leverages its platform to help various industry partners, such as hotels, to integrate their services and membership systems, and utilize digital marketing to provide users with more travel options.

Alibaba Health

Alibaba Health is our flagship vehicle for bringing innovative solutions to the pharmaceutical and healthcare industries. Alibaba Health engages in pharmaceutical and healthcare product sales business, establishes AI-based Internet healthcare platforms and helps digitalize local medical organizations and services.

Cloud Computing

Alibaba Group is the world’s third largest and Asia Pacific’s largest Infrastructure as a Service provider by revenue in 2020 in U.S. dollars, according to Gartner’s April 2021 report (Source: Gartner, Market Share: IT Services, Worldwide 2020, Dean Blackmore et al., April 8, 2021) (Asia Pacific refers to Mature Asia/Pacific, Greater China, Emerging Asia/Pacific and Japan, and market share refers to Infrastructure as a Service). Alibaba Group is also China’s largest provider of public cloud services by revenue in 2020, including PaaS and IaaS services, according to IDC (Source: IDC Semiannual Public Cloud Services Tracker, 2020H2). China’s cloud computing industry is still in a nascent stage of development. In 2020, China’s public cloud service market, including PaaS, IaaS and SaaS Market, generated US$19.4 billion in revenue, according to IDC (Source: IDC Semiannual Public Cloud Services Tracker, 2020H2). This only accounted for 0.1% of China GDP in 2020, significantly lower than that of the U.S., implying tremendous room for growth. The industry has experienced significant growth in recent years with increasing enterprises’ adoption of both basic infrastructural services and value-added service offerings.

The technologies that power Alibaba Cloud, the cloud computing business of Alibaba, grew out of our own need to operate at the massive scale and to address the complexity of our core commerce business, including related payments and logistics elements. Alibaba Cloud now offers a complete suite of cloud services to customers worldwide, including elastic computing, database, storage, network virtualization, large scale computing, security, management and application, big data analytics and machine learning platform services. These services not only enable our customers to quickly build IT infrastructure online without on-premises work, but also equip them with leading analytics capabilities that efficiently handle complex computing tasks of processing millions of data dimensions, thereby generating significant consumer insights and enabling intelligent business decisions and operations. In addition, Alibaba Cloud also provides a wide range of proprietary IoT technologies, products and services that can be fully integrated with our cloud solutions, such as IoT platform technologies, IoT wireless technologies, edge AI computing, microchip design and development framework, operating systems and on-device AI technologies. We leverage these capabilities and technologies to support the Alibaba Ecosystem and provide our customers across various verticals with industry-specific solutions, including those for New Retail, finance, and industrial applications. Highlights in fiscal year 2021 include:

•

Cloud Operating System – Apsara, our proprietary core cloud computing platform, enables us to provide stable, high-performance and cost-effective IT infrastructure solutions and a suite of cloud-native services, including storage and databases. During the 11.11 Global Shopping Festival in 2020, Alibaba Cloud provided a highly scalable, reliable and secure public cloud infrastructure for our core commerce businesses and ensured their smooth operation during the festival.

•

Database – We have developed the next-generation cloud native database, PolarDB, which meets our customers’ requirements for on-demand storage, transaction processing and computation, elasticity and scalability. According to the November 2020 Gartner Magic Quadrant for Cloud Database Management Systems, by Donald Feinberg et al., report, Alibaba Cloud is the only Asian large-scale global database management systems cloud provider in the Leaders quadrant.

•

Serverless – In the first quarter of 2021, Forrester recognized Alibaba Function Compute, our suite of serverless products, as a leader in The Forrester Wave™: Function-as-a-Service Platforms, Q1 2021, which we believe is due to our technological advancements and comprehensive product offerings. Alibaba Cloud is the only cloud vendor in China to be recognized as a FaaS leader.

In addition, we offer solutions of DingTalk, a mobile office platform, to customers of Alibaba Cloud. This platform offers enterprises enhanced work collaboration capabilities and provides them with easy access to Alibaba Cloud’s analytics and AI capabilities to further facilitate digital transformation.

Alibaba Cloud’s unique advantages lie in its proprietary technology and Alibaba Group’s continued commitment to invest in research and development in new product offerings and industry-specific solutions for our customers and partners. Alibaba Cloud served approximately 4 million paying customers across a wide range of industries in the twelve months ended March 31, 2021 and continues to attract customers that are reputable and have the potential to adopt cloud computing services at a meaningful scale. As digital transformation accelerates, customers have increased their usage of our services. Leading brands and enterprises, such as China Pacific Insurance Company, Feihe, FAW Group and Astra Financial, have adopted solutions ranging from insurance intelligence platform, digital marketing, omnichannel intelligence platform, to smart manufacturing and financial solutions. We believe our cloud computing services have become a critical foundation that many of our customers increasingly depend on in their daily operations.

Digital Media and Entertainment

Our digital media and entertainment businesses leverage our deep consumer insights to serve the broader interests of consumers through our key distribution platform, Youku, and through Alibaba Pictures and our other diverse content platforms that provide online videos, films, live events, news feeds and literature, among others.

Key Distribution Platform

Youku

Youku is the third largest online long-form video platform in China in terms of monthly active users in March 2021, according to QuestMobile. It enables users to search, view and share high-quality video content quickly and easily across multiple devices. The Youku brand is among the most-recognized online video brands in China.

Insights we gain from our ecosystem and our proprietary technology enable Youku to deliver relevant digital media and entertainment content to its users. At the same time, Youku helps drive customer loyalty to our core commerce business by promoting and providing complementary content offerings to users. For example, members of 88VIP, a loyalty program of our core commerce business, can purchase a Youku membership at a preferential rate or be rewarded a membership free of charge. Youku is also the exclusive online video platform to livestream major events of our core commerce business such as the countdown gala celebration for the 11.11 Global Shopping Festival, which is supported by interactive features on Youku to drive consumer engagement. In fiscal year 2021, Youku’s average daily paying subscribers increased by 35% from the prior fiscal year. The increase in paying subscribers was driven by our offerings of original and exclusive content, our effective targeting of new subscribers and a greater contribution from the 88VIP membership program on our China retail marketplaces. In addition, we also operate a number of other AI-driven platforms that effectively deliver relevant and engaging content to our large and growing user base.

Key Content Platforms

We offer a diverse range of digital media and entertainment content using a sustainable production and acquisition approach. First, we provide self-produced content. Second, we also jointly produce content with studios, some of which is distributed exclusively on our platforms. Third, we acquire rights to display content on our digital media and entertainment platforms pursuant to licensing agreements with rights holders. Last, we offer an open-platform on which user-generated content and professionally-generated content are produced and distributed. Our digital media and entertainment offerings include online videos, films, live events, news feeds and literature.

Alibaba Pictures is an Internet-driven integrated platform that covers content production, promotion and distribution, intellectual property licensing and integrated management, cinema ticketing management and data services for the entertainment industry. Alibaba Pictures was involved in the production, promotion and distribution of a number of highly popular films in the twelve months ended March 31, 2021. For example, Alibaba Pictures acted as a lead producer and lead distributor in Love You Forever (我在时间尽头等你), Bath Buddy (沐浴之王) and Shock Wave 2 (拆弹专家2). These three movies generated RMB2.2 billion (US$0.3 billion) in ticket sales during the twelve months ended March 31, 2021. In addition, Alibaba Pictures continues to diversify its businesses to capture opportunities across the entertainment value chain, including content development, production, promotion and distribution, as well as IP commercialization. Through Damai, a leading online ticketing platform for live events in China, we provide users with ticketing services for popular concerts, plays and sporting events.

We, through Lingxi Games (灵犀互娱), are engaged in the development, distribution and operation of mobile games. Our self-developed mobile games primarily include Three Kingdoms Tactics (三国志•战略版), one of the leading mobile games on iOS platforms in China during the twelve months ended March 31, 2021.

Innovation Initiatives

Amap

Amap is a leading provider of mobile digital map, navigation and real-time traffic information in China. Amap empowers major mobile apps across different industry verticals, including local services, ride-hailing service and social networking, which end users can access directly through Amap’s leading open platform. On October 1, 2020, the first day of the week-long National Day holiday in China, the Amap app achieved a record high of 150 million daily active users. In addition, Amap provides digital map data, navigation software and real-time traffic information to aftermarket consumers in China as well as international and domestic automobile manufacturers. Amap also empowers major platforms and infrastructural service providers in our ecosystem, including our China retail marketplaces, Cainiao Network and Alipay.

DingTalk

DingTalk is our digital collaboration workplace and application development platform that offers new ways of working, sharing and collaborating for modern enterprises and organizations, including schools and education institutions. Millions of enterprises and users use DingTalk to stay connected and work remotely.

DingTalk delivers the following value to enterprises and organizations.

●	Real-time Communication. DingTalk offers secure and reliable one-on-one and group communication, as well as audio and video conference services, livestreaming features, and integration with enterprises and organizations’ internal email systems.
●	Digital Organization Management. DingTalk facilitates the digital transformation of the organizational management for enterprises and organizations, including the digitalization of corporate structure and team contacts, to make internal communication and coordination more efficient.
●	Efficient Collaboration. DingTalk users have easy access to network collaboration tools including data storage, calendars, workflow management, and shared documents. DingTalk enables users to interact with anyone throughout their respective organizations easily and improves management efficiency.
●	Operations Enhancement. On DingTalk, enterprise users are offered many applications and services to better manage businesses and relationships including identity and access management, office automation and CRM.
●	Vibrant Platform. DingTalk’s open platform supports independent software developers and enterprise service providers to develop apps and services that are seamlessly integrated. DingTalk also offers smart hardware for the workplace.

According to QuestMobile, DingTalk is the largest business efficiency mobile app in China by monthly active users in March 2021.

Tmall Genie

Tmall Genie provides a selection of IoT-enabled smart home appliances, including smart speakers, lights and remote controls. Specifically, Tmall Genie smart speaker, the No. 1 smart speaker in China by total units sold in 2020, according to IDC (Source: IDC China Monthly Smart Speaker Sales Out Tracker, 2020.12), provides an interactive interface for our customers to easily access services offered by our ecosystem participants.

Ant Group

Ant Group provides comprehensive digital payment services and offers digital financial services and digital daily life services for consumers and small and micro businesses, in China and across the world. It collaborates with global partners to bring sustainable, inclusive financial services to unserved and underserved users. Innovation has always been at the core of Ant Group’s fundamental philosophy, as it continues to pursue various new initiatives, including the commercial applications of blockchain. Ant Group is an unconsolidated related party in which we have held a 33% equity interest since September 2019.

China Platform

Through the Alipay app, Ant Group, together with its partners, primarily offers convenient digital payment and digital financial services, as well as a broad spectrum of digital daily life services to more than one billion consumers and more than 80 million small and micro businesses in China for the twelve months ended March 31, 2021.

Digital Payment Services

Ant Group provides digital payment services to facilitate online and offline transactions, supports merchants to stay engaged with their customers and accelerates the digital transformation of merchants’ offline businesses. For the twelve months ended March 31, 2021, payment transactions continued to grow, which was predominantly driven by ongoing expansion of user and merchant coverage, as well as higher transaction frequency. Ant Group continues to work with tens of thousands of independent service vendors, bringing offline merchants greater access to digital operating capabilities via the Alipay open platform.

Digital Financial Services

Ant Group facilitates a broad spectrum of digital financial services including wealth management, micro financing and insurance, primarily through open partnerships with third-party financial institutions. During the twelve months ended March 31, 2021, the vast majority of Ant Group’s digital payment users were also its digital financial services users. As these users stayed longer on the Alipay platform, their assets and liabilities managed through Ant Group continued to grow notably. Digital financial services in China primarily consist of three categories:

●	Wealth management. Ant Group partners with financial institutions, such as fund management and insurance companies, to offer comprehensive wealth management products, including money market funds, fixed income products and equity investment products through Ant Fortune, its wealth management platform. During the twelve months ended March 31, 2021, assets under management of Ant Fortune’s partners recorded significant growth.
●	Micro financing. Ant Group partners with banks and other lenders to provide small-amount, flexible-term credit services to consumers and small and micro businesses. Through extensive technology and risk management capabilities, Ant Group enables its partners to deliver greater credit access to the unserved and underserved populations.
●	Insurance. Ant Group partners with insurance companies to provide a full suite of insurance product offerings, including innovative insurance products to meet users’ unserved insurance needs for e-commerce and other daily life use cases, as well as healthcare and life insurance products jointly developed with insurance company partners.

Globalization

Ant Group seeks to leverage its leading technology capabilities to serve global consumers and merchants. It is doing so largely through partnerships with merchant acquirers, local e-wallets, banks and ISVs. As of March 31, 2021, Ant Group had entered into strategic partnerships with nine local partners in Bangladesh, Hong Kong S.A.R., India, Indonesia, Korea, Malaysia, Pakistan, the Philippines and Thailand. It focuses on facilitating and optimizing cross-border transactions, enabling merchants to sell globally and consumers to buy globally. Ant Group’s global network is differentiated in that it is inclusive, fully digitalized, open and a techfin enabler. For example, Ant Group provides digital solutions that enable consumers to enjoy real-time offers and coupons and merchants around the world to effectively engage with their customers via Alipay even before consumers’ trips begin, and maintain the customer relationship online post-trip.

Innovative Technology

Ant Group has pioneered various technology services, including AntChain, which primarily focuses on the commercial application of blockchain. As of March 31, 2021, Ant Group’s proprietary blockchain technology had been applied to a wide range of commercial use cases, such as copyright protection, supply chain financing, product provenance as well as electronic bill issuance and circulations. The AntChain platform generated over 100 million daily active items such as patents, vouchers, and warehouse receipts, in the month of March 2021.

For additional details on our commercial relationship with Ant Group and Alipay, see “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Agreements and Transactions Related to Ant Group and Its Subsidiaries.”

Customer Services for China Retail Marketplaces

Our customer service representatives serve consumers and merchants on our marketplaces through telephone hotlines, real-time instant messaging and online inquiry systems. In addition, we provide services 24 hours a day, seven days a week through an AI chat robot and merchant service center. Merchants on our platforms serve their customers with commerce technologies and services we provide. By leveraging analyses on transactions conducted on our platforms and consumer and merchant feedback, we have developed an automated system to facilitate the resolution of many customer disputes. The majority of disputes are handled in real-time.

In most cases, consumers on our China retail marketplaces do not need to provide any reasons to return the purchased goods within seven days from receipt. We also provide a “door-step pick-up” service on Taobao Marketplace, Tmall (including Tmall Global) and Kaola, making the return process more convenient for our consumers. In addition, Alipay’s escrow payment services ensure an efficient refund process. For qualified consumers with a good credit record, we may accelerate the refund procedure by making the refund payment upon the buyer’s submission of a refund application and proof of shipment for the returned goods.

Consumer Protection

We believe every consumer has the right to protection from false and misleading claims and harmful products. We encourage our merchants to make product quality a priority and have established various safeguard mechanisms. All Tmall merchants are required to contribute to and maintain a fund deposit for the benefit of consumers. Fund deposit requirements vary by product category and typically range from RMB10,000 to RMB1,000,000 per storefront. For Tmall Global merchants, the fund deposit requirement typically ranges from RMB50,000 to RMB800,000 per storefront. In most circumstances, Taobao Marketplace merchants maintain individual fund deposit with minimum amounts ranging from RMB1,000 to RMB100,000. All Tmall and Taobao Marketplace merchants are required to sign merchant service agreements with us, authorizing us in most circumstances to directly deduct fund deposit from their consumer protection fund accounts in the event of confirmed consumer claims. Merchants who have failed to maintain a minimum amount in their fund deposit will face extended payable period, or be blocked from showing product listings in our P4P, recommendation feeds and search results.

Many merchants on Tmall and Taobao Marketplace provide a larger deposit than required and make additional service commitments, such as expedited shipment, free maintenance for electronics and installation services for furniture purchases to demonstrate their confidence in the quality of their products and services to the customers. Tmall also requires merchants to compensate for delayed shipments. In addition, Alipay’s escrow payment services offer consumers further wallet security protection by only releasing the relevant payment upon their confirmation of receipt of the merchandise, unless specified otherwise.

Transaction Platform Safety Programs

Preserving the integrity of our marketplaces is fundamental to our business. We are committed to protecting intellectual property rights and eliminating counterfeit merchandise and fictitious activities. Infringement of intellectual property, both online and offline, is an industry-wide issue globally. By working with rights holders, trade associations and governments around the world, we have made significant progress in combating the issue of intellectual property rights infringement. As of March 31, 2021, there were over 250,000 brands on Tmall, including over 80% of the consumer brands among the Forbes Top 100 World’s Most Valuable Brands for 2020, a demonstration of the trust these brands place in the integrity of our marketplaces.

Product Authenticity

We are committed to offering authentic, high-quality products across our marketplaces, including premium overseas products on Tmall Global, as well as grocery and daily consumption products on Tmall Supermarket, Freshippo and our Community Marketplaces. At the same time, we are proactive in partnering with rights holders and law enforcement authorities both online and offline to monitor product authenticity and protect intellectual property. We have called for collective efforts in the fight against counterfeiting that include stronger law enforcement measures and harsher penalties for those found to be engaged in criminal activities. In addition, we also initiate civil actions against counterfeiters using our platforms.

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

By leveraging our advanced technologies, as well as engaging in close collaboration with stakeholders, including rights holders, trade associations and government bodies, we have implemented the following best practices around a three-pronged strategy:

●	World-class notice-and-takedown system. We operate a rigorous notice-and-takedown system that allows rights holders to request the removal of potentially infringing listings from our platforms with ease via the Alibaba Intellectual Property Protection, or IPP, portal. We also offer qualified rights holders simplified takedown procedures pursuant to which we expedite claims and simplify evidentiary requirements. Additionally, we have established an online support center that provides up-to-date information and resources for small and medium-sized enterprises.
●	Technology-driven proactive monitoring. We utilize our proprietary algorithms to proactively detect the presence of suspicious goods and remove them from our marketplaces without requiring the notice of a rights holder. To enable proactive monitoring at its best, we have developed the capability to perform real-time scanning of suspicious product specifications during a merchant’s listing creation process, which helps us prevent merchants from uploading infringing content in the first place. For example, we employ Optical Character Recognition (OCR) and logo recognition technologies to conduct text and logo detection on images used in product listings in order to detect the brands being sold and flag any potential issues. Our detection technology continuously improves through machine learning, which means we continue to become faster and more efficient at removing problematic products. Furthermore, to support this effort, an increasing number of rights holders also contribute information about their products and online trends they observe so we can further optimize our algorithms and detection methods.
●	Offline enforcement. We also work closely with brands and law enforcement authorities to assist in their offline investigations against counterfeiting. With insights drawn from our data analytics, we help law enforcement authorities to identify manufacturers and dealers of suspicious goods so they can be brought to justice.

In recognition of our work in intellectual property protection, Alibaba has been a three-time recipient of the “Asia Pacific Team of the Year” award from World Trademark Review, or WTR. Furthermore, on November 19, 2020, Alibaba was the only non-American company recognized by the U.S. government’s National Intellectual Property Rights Coordination Center for its partnership and efforts to protect consumers during the COVID-19 pandemic, as well as its overall efforts to protect intellectual property.

Alibaba Anti-Counterfeiting Alliance, or AACA

In January 2017, Alibaba, along with 30 domestic and international intellectual property rights holders, founded the AACA, the first alliance of its kind. Owners of famous global consumer brands, such as 3M, Amway, Ford, Johnson & Johnson, Mars, Procter & Gamble, and Spalding, have participated as founding members in the AACA. By March 31, 2021, the AACA’s membership had expanded to over 190 rights holder members, representing over 750 brands from 19 different countries and now encompasses 14 industries, such as electronics, automotive, pharmaceuticals and luxury goods, which regularly collaborate through Industry Working Groups, or IWGs.

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

In September 2020, we formally launched a Small and Medium-sized Enterprises, or SME, Advisory Committee, to help ensure that the interests of smaller merchants are represented and considered within the AACA. With our experience in working with larger multinational AACA members, Alibaba can help merchants enhance their ability to better protect intellectual property.

Combating Fictitious Transactions

We have and will continue to invest significant resources in protecting the trust and credit systems we have built on our marketplaces. Measures to prevent, detect and reduce the occurrence of fictitious transactions on our platforms that we have implemented include:

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

Our Technology

Technology is key to our success in achieving efficiency, improving user experience, and enabling innovation. Our world-class proprietary technology supports peak order volumes of up to hundreds of thousands per second, delivers tens of billions of online marketing impressions per day, and enables tens of millions of merchants, brands and other businesses to conduct their operations efficiently and effectively. The uniqueness of our technology lies in the unparalleled large-scale application environment due to the scale of our businesses as well as our diverse range of product and service offerings. By continuously applying our technology across our businesses, we generate knowledge and innovations that drive improvements and further technological development.

Members of our research and development team play key roles in various international standardization organizations in areas such as security and IoT, and actively participate in international open source foundations focusing on areas such as software engineering, cloud-native applications and databases. In October 2017, we established DAMO Academy, a global research program in cutting-edge technology that aims to integrate science with industry and speed up knowledge exchange between them. It encourages a collaborative environment where scientific discoveries can be more quickly applied to real-life problems.

Key components of our technology include those described below:

Technology Infrastructure

Our data centers utilize leading technologies in distributed structure, innovative cooling techniques, distributed power technology and intelligent monitoring, and we believe our data centers are among the most efficient in the world as indicated by their better power utilization rates. We operate data centers in multiple countries around the world. The multi-region availability of our transaction system data centers provides scalability and stable redundancy.

Cloud Operating System

Apsara, our cloud computing operating system, is a proprietary general purpose distributed computing operating system that provides Alibaba Cloud customers and our core businesses with enhanced computing power and storage capabilities to support their and our business growths in the new technology era.

Database

We have developed the next-generation cloud native database, POLARDB, which enables our customers to meet their requirements for on-demand storage, transaction processing and computation, elasticity and scalability. POLARDB significantly increases the throughput and performance of transaction and query processing as compared to other open-source relational database management systems. We have also developed a cloud native distributed analytics database, AnalyticDB, which supports real-time interactive and complex analytics over massive data.

Big Data Analytics Platform

We have developed a large-scale distributed data analytics platform that can efficiently handle the complex computing tasks of hundreds of petabytes of data per day, allowing us to build AI-powered solutions and providing deep data insights capabilities to our businesses and our cloud computing customers. Our comprehensive big data analytics platform includes: MaxCompute, a data storage and computing platform; Blink, a real-time data computing platform; an interactive analysis engine; Dataworks, a one-stop development platform; and OneData, a data integration and management system.

Artificial Intelligence

Our proprietary, distributed deep learning platform, PAI, has access to insights across diverse businesses involving a rich variety of consumer experiences as well as real-time feedback from clients of Alibaba Cloud. As a result, we believe we are in a unique position to develop large-scale commercial use of AI. We have applied various AI technologies across our ecosystem to enhance consumer experience and business operational efficiency. These enhancements include personalized search results and shopping experiences as well as various interactive content formats enabled by deep learning and data analytics adopted in search functions, as well as intelligent customer service, leveraging speech recognition, image and video analysis technologies. In addition, our AI capabilities enable us to introduce innovative products, such as our AI-enabled Tmall Genie smart speaker.

Internet of Things

We are engaged in the development of an IoT infrastructure, encompassing a wide range of IoT technologies and products that can be fully integrated with our cloud solutions, such as IoT platform technologies, IoT wireless technologies, edge AI computing, microchip design and development framework, operating systems and on-device AI technologies for New Retail, financial, community and industrial applications.

Security

We have established a comprehensive situational awareness and security system that spans across our entire infrastructure and business systems, covering our hardware, systems, network, apps, data services and end users. Our back-end security system handles billions of instances of malicious attacks each day to provide effective security for our ecosystem.

Sales and Marketing

As Taobao Marketplace is China’s largest social commerce platform, in terms of GMV for the twelve months ended December 31, 2020, with an exceptionally wide range of product offerings, and Tmall is the world’s largest third-party online and mobile commerce platform for brands and retailers, we have wide consumer recognition of our brands and enjoy significant organic traffic through word-of-mouth. We believe the reputation and ubiquitous awareness of our brands and platforms in China and, increasingly, abroad provide us with the best and most cost-efficient marketing channel. In addition, we also use other marketing initiatives to promote our platforms. During the most recent fiscal year, we increased our marketing efforts, such as a highly coordinated marketing and promotional campaign for the 11.11 Global Shopping Festival and dedicated marketing efforts to promote Taobao Deals, in order to expand our user base across developed and less-developed areas. We expect to continue to leverage our resources in future marketing activities. We also expect to enhance our monetization capability through leveraging our data technologies to develop and offer more personalized and innovative services, so as to improve customer experience and wallet share. Furthermore, our major business segments and other elements in our ecosystem provide synergetic advantages and create cross-promotional opportunities. For example, the large number of consumers on our marketplaces attracts a large number of merchants who become customers for our online marketing services, while an increasing number of KOLs, video bloggers and content creators are actively producing content to engage with consumers and fans on our platforms, thereby driving revenue for merchants, brands and retailers.

Socially Responsible Mindset

Creating positive social impact has always been embedded in our organizational DNA. We believe that we can only create and sustain a profitable and prosperous business by solving large-scale problems for the society at the same time.

Since our company was founded in 1999, we have been highly committed to supporting and participating in environmentally- or socially-responsible initiatives and charitable projects that align with our core values and mission, and to establishing an inclusive technology-driven ecosystem to extend the benefits of our technological capabilities to the community at large.

Today, the Alibaba Ecosystem serves hundreds of millions of consumers and tens of millions of enterprises, most of them small and medium-size businesses. The ecosystem extends beyond our immediate customers to create positive impact on the lives and businesses of all stakeholders in our ecosystem.

Examples of our continued contribution to major corporate social responsibility initiatives include the following.

Contributing to Environmental Sustainability

We continue to develop and implement environmentally-sustainable business models and infrastructures across different verticals within our ecosystem, such as retail, logistics and cloud computing, to build a more eco-friendly and low-carbon future. Key focus areas include:

Being more energy efficient: One of our primary initiatives is to develop energy-efficient technologies to lower energy consumption by cloud computing technologies. We submerge our servers in a non-conductive coolant, which allows the removal of computation-generated heat with nearly no energy consumed for heat dissipation. This immersion cooling system can save over 70% of the energy needed for cooling by the data center, making it significantly more energy-efficient than traditional cooling systems. Our trailing twelve-month average PUE (power usage effectiveness) for all self-operated data centers in China as of March 31, 2021 was approximately 1.3, which we believe was much lower than the global average PUE in 2020.

Developing circular economy strategies: Furthermore, we actively manage and reduce waste through circular economy strategies to make our business more eco-friendly. Cainiao Network actively spearheads and promotes waste-reduction and recycling initiatives with its courier partners within our ecosystem.

To reduce the amount of materials needed for packaging and to minimize repackaging, Cainiao Network promotes the use of biodegradable courier bags and reusable packages and uses algorithms to optimize package size and materials required. We also installed approximately 20,000 recycling bins for the twelve months ended March 31, 2021 at our Cainiao Posts across almost all provinces in China to make it easier for our consumers to participate in recycling initiatives.

Additionally, through Idle Fish, a leading second-hand e-commerce platform in China, we have been facilitating the recycling of second-hand, refurbished or other long-tail products in categories such as consumer electronics, furniture and accessories. Ele.me, by offering consumers the option of deselecting single-use cutlery and chopsticks, is also helping reduce waste to make our business more eco-friendly.

Reducing carbon footprint: We are committed to reducing the carbon footprint of our businesses. Cainiao has installed solar panels in selected warehouses to reduce traditional energy consumption. For Alibaba Cloud, some of our data centers are currently powered by renewable energy, such as wind power or solar power. For the year ended March 31, 2021, we purchased approximately 280GWh of renewable energy to power our data centers. We also purchased natural gas, a lower carbon-emission energy source, to power some of our data centers. All these efforts enable us to reduce our carbon emissions by over 300,000 tons, bringing us closer to a low-carbon future.

Constructing green campuses: We integrate sustainable and eco-friendly design into the construction and operation of our campuses. The design of our new campuses takes into consideration Leadership in Energy and Environmental Design for New Construction (LEED) guidelines and other sustainability measures. For example, we observe wind direction and sunlight exposure to create a well-ventilated and well-lit environment for our employees. Our solar shading system on building facades and heat pump devices help further decrease daylight-induced power consumption. We also introduced rainwater recycling systems to facilitate rainwater harvesting and lower the burden on urban drainage systems.

Building public awareness: We are committed to raising public awareness of environmental issues and promoting an eco-friendly mindset. In 2011, we established the Alibaba Foundation, a charity fund that primarily focuses on supporting environmental protection in China. The Alibaba Foundation has provided capital and technical support for environmental conservation and natural environment education projects, including funding to protect China’s drinking water sources and to promote the development of the environmental protection industry.

Creating Job Opportunities and Enabling Small Businesses

The breadth of our ecosystem and the range of service providers needed within it create substantial employment opportunities. In addition to providing direct business and job opportunities for merchants, our ecosystem has created new opportunities for service providers in logistics, marketing, consulting, operations outsourcing, training, services and other online and mobile commerce professions. According to the “Report on Employment and Employment Quality in the Alibaba Ecosystem” published in July 2020 by China’s Renmin University, we contributed to the creation of close to 70 million direct and indirect job opportunities in China via our entire ecosystem, and about 50 million via our China retail marketplaces alone. Similarly, the international expansion of our business also creates job opportunities by enabling merchants from different parts of the world to do business online.

With the power of new digital technologies, our platforms have leveled the playing fields for businesses in many respects, helping foster an inclusive economy where everyone and SMEs can thrive and prosper. Our ecosystem has enhanced the varieties and diversification of scenarios for employment and women can obtain more inclusive employment opportunities.

Supporting Rural Development in China

We are committed to contributing to China’s rural development initiatives. Apart from using our own resources, we also leverage our platforms’ reach to maximize our influence and our technological capabilities to increase the efficiency of these initiatives.

In December 2017, we launched the Alibaba Poverty Relief Foundation that focuses on education, rural commerce advancement, women empowerment, healthcare and environmental sustainability. We have continued to explore and apply sustainable and replicable ways to work with less-developed areas. In May 2021, we renamed the Alibaba Poverty Relief Foundation to Alibaba Rural Vitalization Fund and will continue to support rural advancement. In the meantime, we have sent employees as “rural development ambassadors” to be stationed in less-developed areas over a period of time to build commerce capabilities for local villagers. In 2019, we also launched a dedicated livestreaming program to help less-developed areas sell agricultural and food products. To alleviate intergenerational poverty through better healthcare, we have been providing health insurance to cover major illnesses for people from impoverished counties. During the program period between July 2017 and December 2020, we have exceeded our founding goal of providing coverage for 10 million insurance claims. To support women in need, we initiated the “Modou Mama” (魔豆妈妈) project in 2006 and have continued to provide professional training services to those living in difficult situations.

Charitable Contributions and Community Service

We have consistently been active, and also have always encouraged our employees to be active, in participating in community service.

Since 2010, we have established a fund to encourage environmental awareness and conservation as well as other corporate social responsibility initiatives. In addition, since September 2015, we have encouraged our employees to perform a minimum of three hours of community service every year. In fiscal year 2021, all Alibaba partners led by example and completed at least three hours of the community service.

“Reunion,” a platform that our employees co-developed with the Ministry of Public Security, connects our mobile apps and our partners’ mobile apps to help locate missing children across China. From its initial launch in May 2016 to May 15, 2021, “Reunion” has helped law enforcement authorities solve over 98% of cases of missing children announced through the platform, successfully finding 4,707 children.

Over the years, Alibaba partners have initiated five charity foundations which support various social needs. For example, the “Hupan Modou” (湖畔魔豆) charity foundation provides mothers in rural China with systematic parenting guidance, enabling their children to have equitable development opportunities. Since its founding, the fund has established 33 parenting and childcare education centers and service stations across three less-developed areas.

We also leverage our ecosystem to extend the reach of our charitable initiatives and encourage merchants, consumers and other ecosystem participants to engage in community service. For instance, in support of the United Nation’s annual International Day of Charity on September 5 each year, we hosted the “95 Philanthropy Week,” where we initiated multiple public charity activities.

Charitable organizations can also set up storefronts on our marketplaces to raise funds and engage with volunteers. Merchants on China retail marketplaces and Tmall Global can designate a percentage of their sales proceeds generated on our platforms to go to charitable organizations. Consumers can contribute to charitable causes by purchasing public interest products, participating in charity auctions hosted on our platforms or directly making donations. Through our China retail marketplaces, we supported approximately 2.5 million merchants and 500 million users to participate in funding domestic and overseas charitable projects and enabled charitable organizations to raise over RMB540 million in fiscal year 2021.

Continuing with COVID-19 Recovery Efforts

As the world is slowly recovering from the COVID-19 pandemic, we have continued to support both domestic and overseas SMEs. Domestically, we have continued to digitalize small merchants’ offline operations and help them sell overseas via our international platforms, such as AliExpress and Tmall Global. Internationally, Cainiao Network continues to facilitate vaccination deliveries to other countries by leveraging its expertise in medical cold-chain transportation. Lazada has been helping merchants across Southeast Asia to digitalize their store operations and expand their customer base via livestreaming and other platform features in order to drive local economic recovery.

Competition

We face competition principally from established Chinese Internet companies, such as Tencent, and their respective affiliates, global and regional e-commerce players, cloud computing service providers, such as Amazon, and digital media and entertainment providers. Although foreign e-commerce companies currently have a limited presence in China, we face significant competition from them in the areas of cross-border commerce. These competitors generate significant traffic and have established strong brand recognition, robust technological capabilities and significant financial resources. The areas in which we compete primarily include:

●	Consumers. We compete to attract, engage and retain consumers based on the variety, quality value of products and services listed on our platforms, the engagement of digital media and entertainment content available on our platforms, the overall user experience of our products and services and the effectiveness of our consumer protection measures.
●	Merchants, Brands, Retailers and other Businesses. We compete to attract and retain merchants, brands and retailers based on the size and the engagement of consumers on our platforms and the effectiveness of our products and services to help them build brand awareness and engagement, acquire and retain customers, complete transactions, expand service capabilities, protect intellectual property rights and enhance operating efficiency. In addition, we compete to attract and retain businesses of different sizes across various industries based on the effectiveness of our cloud service offerings to help them enhance operating efficiency and realize their digitalization transformation ambitions.
●	Marketers. We compete to attract and retain marketers, publishers and demand-side platforms operated by agencies based on the reach and engagement of our properties, the depth of our consumer insights and the effectiveness of our branding and marketing solutions.
●	Talent. We compete for motivated and capable talent, including engineers and product developers to build compelling apps, tools, and functions and to provide services for all participants in our ecosystem.

As we acquire new businesses and expand into new industries and sectors, we face competition from major players in these industries and sectors. In addition, as we expand our businesses and operations into an increasing number of international markets, such as Southeast Asia, we increasingly face competition from domestic and international players operating in these markets. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Industry — If we are unable to compete effectively, our business, financial condition and results of operations would be materially and adversely affected.”

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

Regulation

We operate in an increasingly complex legal and regulatory environment. We and our key service provider, Ant Group, are subject to a variety of PRC and foreign laws, rules and regulations across a number of aspects of our business. As we have expanded our operations to other countries, we have become increasingly subject to applicable regulations in these jurisdictions. This section primarily summarizes the principal PRC laws, rules and regulations that we believe have the most significant impact on our business and operations within the PRC, because the PRC remains the country where we conduct the substantial majority of our business and generate the substantial majority of our revenues. Other jurisdictions where we conduct business have their own laws and regulations that cover many of the areas covered by PRC laws and regulations, but their focus, specifics and approaches may differ considerably. Areas in which we are subject to laws, rules and regulations outside of the PRC mainly include data protection and privacy, consumer protection, content regulation, intellectual property, competition, cross-border trade, taxation, anti-money laundering and anti-corruption. We may also face protectionist policies and regulatory scrutiny on national security grounds in foreign countries in which we conduct business or investment activities. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Industry — We are subject to a broad range of laws and regulations, and future laws and regulations may impose additional requirements and other obligations that could materially and adversely affect our business, financial condition and results of operations, as well as the trading prices of our ADSs, Shares and/or other securities.”

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

Foreign investment in telecommunications businesses is governed by the PRC State Council’s Administrative Rules for Foreign Investment in Telecommunications Enterprises, or the Foreign Investment Telecommunications Rules, under which a foreign investor’s beneficial equity ownership in an entity providing value-added telecommunications services in China is not permitted to exceed 50%. In addition, any major foreign investor holding equity interest in a business providing value-added telecommunications services in China must demonstrate a positive track record and experience in providing these services. Based on the Notice regarding the Strengthening of Ongoing and Post Supervision of Foreign Invested Telecommunication Enterprises issued by MIIT in October 2020, foreign invested telecommunication enterprises will no longer be subject to prior MIIT approval requirement, but still need to submit relevant foreign investor qualification materials to MIIT when applying for new telecommunication operating permits or amended permits. Although the Negative List allows foreign investors to hold more than 50% equity interests in a value-added telecommunications service provider engaging in e-commerce, domestic multi-party communication, storage-and-forward and call center businesses, other requirements provided by the Foreign Investment Telecommunications Rules shall still apply.

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

Regulation of Internet Information Services

As a subsector of the telecommunications industry, Internet information services are regulated by the Administrative Measures on Internet Information Services, or the ICP Measures. “Internet information services” are defined as services that provide information to online users through the Internet. Internet information service providers, also called ICPs, that provide commercial services are required to obtain an operating license from the MIIT or its provincial counterpart.

To the extent the Internet information services provided relate to certain matters, including news, publication, education or medical and healthcare (including pharmaceutical products and medical equipment), approvals or filings must also be obtained from the relevant industry regulators in accordance with the laws, rules and regulations governing those industries.

Regulation of Advertising Services

The principal regulations governing advertising businesses in China are:

●	the Advertising Law of the PRC (2021, as amended);
●	the Advertising Administrative Regulations (1987, as amended);
●	the Administrative Regulations on Internet Information Search Services (2016); and
●	the Internet Advertising Measures (2016).

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

Since the promulgation of the Administrative Measures for Online Trading, the SAIC had issued a number of guidelines and implementing rules aimed at adding greater specificity to these regulations. The relevant governmental authorities continue to consider and issue guidelines and implementing rules, and we expect that regulation in this industry will further develop. For example, three PRC governmental authorities (the MOF, General Administration of Customs and STA) issued a notice on March 24, 2016 to regulate cross-border e-commerce trading which had experienced rapid growth in recent years. According to the Notice on Tax Policy for Cross-Border E-commerce Retail Imports, which became effective on April 8, 2016, goods imported through the cross-border e-commerce retail are subject to tariff, import value-added tax, or VAT, and consumption tax based on the types of goods. Individuals purchasing any goods imported through cross-border e-commerce are liable to pay tax, while e-commerce companies, e-commerce transaction platform operators or logistics companies shall be the withholding agents regarding such tax.

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

On March 15, 2021, the SAMR promulgated the Online Trading Measures, which took effect and replaced the Administrative Measures for Online Trading on May 1, 2021. The Online Trading Measures further strengthen the administration and supervision of online trading activities, and impose a series of regulatory requirements on new forms of online trading, such as online social networking e-commerce and online livestreaming e-commerce. The Online Trading Measures specify typical examples of unreasonable restrictions or conditions imposed by e-commerce platform operators on transactions concluded on their platforms, including prohibiting or restricting the merchants to operate on other e-commerce platforms, by means of unfair practices, such as reducing their search exposure, removing their products or services, blocking their stores, or prohibiting or restricting the merchants from freely choosing supporting service providers for transactions, such as logistics services providers.

On April 23, 2021, the Cyberspace Administration and six other PRC governmental authorities jointly issued the Administrative Measures on Online Livestreaming Marketing (Trial), which came into effect on May 25, 2021. According to the Administrative Measures on Online Livestreaming (Trial), online livestreaming marketing platforms are required, among other things, to set up a system to internally rank streamers by metrics such as views and transaction volumes, and take heightened regulatory measures in relation to key livestreaming operators. In addition, online livestreaming marketing platforms are also required to establish and maintain risk management systems to guard against high-risk marketing activities, including taking measures such as pop-up warnings, limiting traffic, and suspending livestreaming.

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

Regulation of Broadcasting Audio/Video Programs through the Internet

We are subject to various laws and regulations in connection with providing online audio/video programs and livestreaming via our platform. For example, according to the Rules for the Administration of Internet Audio and Video Program Services, commonly known as Circular 56, jointly issued by the State Administration of Radio, Film, and Television, or the SARFT, and the MIIT, all online audio/video service providers are generally required to be either wholly state-owned or state-controlled. According to relevant official answers to press questions published on the SARFT’s website dated February 3, 2008, online audio/video service providers that already had been operating lawfully prior to the issuance of Circular 56 may re-register and continue to operate without becoming state-owned or controlled, provided that the providers have not engaged in any unlawful activities. This exemption will not be granted to online audio/video service providers established after Circular 56 was issued.

We are also subject to a series of requirements for audio/video content posted on our platform. The General Administration of Press and Publication, Radio, Film and Television, or GAPPRFT (which was split into the National Radio and Television Administration, or NRTA, and the State Administration of News and Publication in March 2018) released several notices on the administration of online audio/video programs, which stress that entities producing online audio/video content must obtain a permit for radio and television program production and operation, and that online audio/video content service providers should not release any Internet dramas or micro films that were produced by any entity lacking the permit. For Internet dramas or micro films produced and uploaded by individual users, the online audio/video service providers transmitting this content will be deemed responsible as the producer. Furthermore, the online audio/video contents, including Internet drama and micro films, are required to be filed with the relevant authorities before release.

According to the Circular on Strengthening the Administration of the Online Show Livestreaming and E-commerce Livestreaming issued by the NRTA on November 12, 2020, platforms providing e-commerce livestreaming services shall register their information and business operations by November 30, 2020. The overall ratio of front-line content analysts to livestreaming rooms shall be 1:50 or higher on such platforms. A platform shall report the number of its livestreaming rooms, streamers and content analysts to the provincial branch of the NRTA on a quarterly basis. To host any e-commerce promotional events such as E-commerce festivals, E-commerce days or promotion days using livestreaming, live performances, live variety shows and other live programs, the platforms shall register the information of guests, streamers, content and settings with the local branch of NRTA 14 business days in advance. Online e-commerce livestreaming platforms shall conduct relevant qualification examination and real-name authentication on businesses and individuals providing livestreaming marketing services and keep complete examination and authentication records, and shall not enable imposters or businesses or individuals without qualification or real-name registration to conduct livestreaming marketing services.

Regulation of Internet Publication

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

Regulation of Internet Drug Information Service

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

Regulation of Internet News Information Services

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

Regulation of Internet Culture Activities

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

Regulation of Producing Audio/Video Programs

On July 19, 2004, the SARFT promulgated the Administrative Measures on the Production and Operation of Radio and Television Programs, effective as of August 20, 2004 and most recently amended on December 1, 2020. These Measures provide that anyone who wishes to produce or operate radio or television programs must first obtain an operating permit for their business.

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

The PRC Postal Law also requires that a company operating express delivery services must apply for and obtain the Courier Service Operation Permit prior to applying for its business license. Pursuant to the Administrative Measures on Courier Service Operation Permits, which was promulgated by the Ministry of Transport in June 2015 and most recently amended in November 2019, any entity engaging in express delivery services is required to obtain a Courier Service Operation Permit from the State Post Bureau or its local counterpart and is subject to their supervision and regulation. The express delivery business must be operated within the permitted scope and the valid term of the Courier Service Operation Permit.

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

On November 7, 2016, the National People’s Congress Standing Committee promulgated the Cybersecurity Law, which came into effect on June 1, 2017, and applies to the construction, operation, maintenance and use of networks as well as the supervision and administration of cybersecurity in China. The Cybersecurity Law defines “networks” as systems that are composed of computers or other information terminals and relevant facilities used for the purpose of collecting, storing, transmitting, exchanging and processing information in accordance with certain rules and procedures. “Network operators,” who are broadly defined as owners and administrators of networks and network service providers, are subject to various security protection-related obligations including, among others, security protection, user identity verification, cybersecurity emergency response plans and technical assistance.

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

On April 13, 2020, the Cyberspace Administration, the NDRC, the MIIT, and several other governmental authorities jointly issued the Measures for Cybersecurity Review, or the Cybersecurity Review Measures, which came into effect on June 1, 2020. According to the Cybersecurity Review Measures, the purchase of cyber products and services including core network equipment, high-performance computers and servers, mass storage devices, large databases and application software, network security equipment, cloud computing services, and other products and services that have an important impact on the security of critical information infrastructure which affects or may affect national security is subject to cybersecurity review by the Cybersecurity Review Office.

The Cyberspace Administration is responsible for organizing and implementing cybersecurity reviews, while the competent departments in key industries such as finance, telecommunications, energy and transport shall be responsible for organizing and implementing security review of cyber products and services in their respective industries or fields.

On November 15, 2018, the Cyberspace Administration issued the Provisions on Security Assessment of the Internet Information Services with Public Opinion Attributes or Social Mobilization Capacity, which came into effect on November 30, 2018. The provisions require ICPs to conduct security assessments on their Internet information services if their services include functions that provide channels for the public to express opinions or have the capability of mobilizing the public to engage in specific activities. ICPs must conduct self-assessment on, among other things, the legality of new technology involved in the services and the effectiveness of security risk prevention measures, and file the assessment report with the local competent cyberspace administration authority and public security authority.

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

Under the rules issued by the MIIT, ICPs are also prohibited from collecting any personal user information or providing any information to third parties without the consent of the user. The Cybersecurity Law provides an exception to the consent requirement where the information is anonymous, not personally identifiable and unrecoverable. ICPs must expressly inform the users of the method, content and purpose of the collection and processing of user personal information and may only collect information necessary for its services. ICPs are also required to properly maintain the user personal information, and in case of any leak or likely leak of the user personal information, ICPs must take remedial measures immediately and report any material leak to the telecommunications regulatory authority.

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

On June 10, 2021, the Standing Committee of the National People’s Congress of China promulgated the Data Security Law which will take effect in September 2021. The Data Security Law provides for data security and privacy obligations on entities and individuals carrying out data activities. The Data Security Law also introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, or illegally acquired or used, and appropriate level of protection measures is required to be taken for the respective categories of data, for example, the processor of important data shall designate the personnel and management institution responsible for the data security, carry out risk assessment for its data processing activities and file the risk assessment report with the competent authorities. In addition, the Data Security Law provides a national security review procedure for those data activities which may affect national security and imposes export restrictions on certain data and information. In April 2021, the Standing Committee of the National People’s Congress of China released the second draft of the personal information protection law, or the Draft Personal Information Protection Law for public comment. The Draft Personal Information Protection Law provides for various requirements on personal information protection, including legal bases for data collection and processing, requirements on data localization and cross-border data transfer, and requirements for consent and requirements on processing sensitive personal information. As the Data Security Law was recently promulgated and has not yet taken effect and the Draft Personal Information Protection Law remains subject to change, we may be required to make further adjustments to our business practices to comply with the effective or enacted form of the laws.

Regulation of Consumer Protection

Our online and mobile commerce business is subject to a variety of consumer protection laws, including the PRC Consumer Rights and Interests Protection Law, as amended and effective as of March 15, 2014, and the Online Trading Measures, both of which have imposed stringent requirements and obligations on business operators, including Internet business operators and platform service providers like us. For example, consumers are entitled to return goods purchased online, subject to certain exceptions, within seven days upon receipt of goods for no reason. On January 6, 2017, the SAIC issued the Interim Measures for No Reason Return of Online Purchased Commodities within Seven Days, which came into effect on March 15, 2017 and was amended on October 23, 2020, further clarifying the scope of consumers’ rights to make returns without a reason, including exceptions, return procedures and online marketplace platform providers’ responsibility to formulate seven-day no-reason return rules and related consumer protection systems, and supervise the merchants for compliance with these rules. To ensure that merchants and service providers comply with these laws and regulations, we, as platform operators, are required to implement rules governing transactions on our platform, monitor the information posted by merchants and service providers, and report any violations by merchants or service providers to the relevant authorities. In addition, online marketplace platform providers may, pursuant to PRC consumer protection laws, be subject to liabilities if the lawful rights and interests of consumers are infringed in connection with consumers’ purchase of goods or acceptance of services on online marketplace platforms and the platform service providers fail to provide consumers with the contact information of the merchant or manufacturer. In addition, platform service providers may be jointly and severally liable with merchants and manufacturers if they are aware or should be aware that the merchant or manufacturer is using the online platform to infringe upon the lawful rights and interests of consumers and fail to take measures necessary to prevent or stop this activity.

Failure to comply with these consumer protection laws could subject us to administrative sanctions, such as the issuance of a warning, confiscation of illegal income, imposition of a fine, an order to cease business operations, revocation of business licenses, as well as potential civil or criminal liabilities.

Regulation of Pricing

In China, the prices of a very small number of products and services are guided or fixed by the government. According to the PRC Pricing Law, or the Pricing Law, business operators must, as required by the government departments in charge of pricing, mark the prices explicitly and indicate the name, production origin, specifications, and other related particulars clearly. Business operators may not sell products at a premium or charge any fees that are not explicitly indicated. Business operators must not commit the specified unlawful pricing activities, such as colluding with others to manipulate the market price, providing fraudulent discounted price information, using false or misleading prices to deceive consumers to transact, or conducting price discrimination against other business operators. In addition, in July 2021, the SAMR released the revised draft Provisions on the Administrative Penalties on Price-related Violation for public comment, which proposed significant penalties, including fines of up to 10% of revenue during the violation period, suspension of business or revocation of business license, for a number of price-related violations, such as below-cost pricing to squeeze out competitors, price discrimination, manipulation of market prices and fraudulent pricing. In particular, improper pricing by e-commerce platform operators, including the use of big data analysis, algorithms or other technologies to conduct differentiated pricing and price subsidies, may be subject to significant penalties, including fines of up to 5% of prior year’s revenue, suspension of business and revocation of business licenses. Failure to comply with the Pricing Law or other rules or regulations on pricing may subject business operators to administrative sanctions such as warning, orders to cease unlawful activities, payment of compensation to consumers, confiscation of illegal gains, and/or fines. The business operators may be ordered to suspend business for rectification, or have their business licenses revoked if the circumstances are severe. Merchants on Tmall and Taobao Marketplace undertake the primary obligation under the Pricing Law. However, in some cases, we have been and may in the future be held liable and be subject to fines or other penalties if the authorities determine that, as the platform operator, our guidance for platform-wide promotional activities resulted in unlawful pricing activities by the merchants on our platforms or if the pricing information we provided for platform-wide promotional activities was determined to be untrue or misleading.

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

According to 2019 PRC Foreign Investment Law and its implementing rules, China adopts a system of pre-entry national treatment plus negative list with respect to foreign investment administration, and the negative list will be proposed by the competent investment department of the PRC State Council in conjunction with the competent commerce department of the PRC State Council and other relevant departments, and be reported to the PRC State Council for promulgation, or be promulgated by the competent investment department or competent commerce department of the PRC State Council after being reported to the PRC State Council for approval. Foreign investment beyond the negative list will be granted national treatment. Foreign investors shall not invest in the prohibited industries as specified in the negative list, while foreign investment must satisfy certain conditions stipulated in the negative list for investment in the restricted industries. The current industry entry clearance requirements governing investment activities in the PRC by foreign investors are set out in two categories, namely the Negative List and the Encouraged Industry Catalogue for Foreign Investment (2020 version), or the 2020 Encouraged Industry Catalogue, both of which were promulgated by the NDRC and the MOFCOM and took effect in July 2020 and January 2021 respectively. Industries not listed in these two categories are generally deemed “permitted” for foreign investment unless otherwise restricted by other PRC laws. Among our major subsidiaries, Taobao (China) Software Co., Ltd., Zhejiang Tmall Technology Co., Ltd., Zhejiang Alibaba Cloud Computing Ltd., Alibaba (Beijing) Software Services Co., Ltd. and Beijing Youku Technology Co., Ltd. are registered in China and mainly engaged in software development, technical services and consultations, and Hangzhou Cainiao Supply Chain Management Co., Ltd. is also registered in China and mainly engaged in logistics services and supply chain solutions, all of which fall into the encouraged or permitted category. These major subsidiaries have obtained all material approvals required for their business operations. The Negative List does not apply to our major subsidiaries that are registered and domiciled in Hong Kong S.A.R., the British Virgin Islands or the Cayman Islands, and operate outside of China. The businesses of our other PRC subsidiaries – including PRC subsidiaries of our major subsidiaries – are generally software development, technical services and consulting, which fall into the encouraged or permitted category. Industries such as value-added telecommunication services, including Internet information services, are generally restricted to foreign investment pursuant to the Negative List. We conduct business operations that are restricted or prohibited to foreign investment through our variable interest entities.

On December 19, 2020, the NDRC and MOFCOM promulgated the Foreign Investment Security Review Measures, which took effect on January 18, 2021. Under the Foreign Investment Security Review Measures, foreign investments in military, national defense-related areas or in locations in proximity to military facilities, or foreign investments that would result in acquiring the actual control of assets in certain key sectors, including cultural products and services, IT, Internet products and services, financial services and technology sectors etc., are required to obtain approval from designated governmental authorities in advance. Although the term “actual control” is not clearly defined under the Foreign Investment Security Review Measures, it is possible that control through contractual arrangement may be regarded as a form of actual control and therefore requires approval from the competent governmental authority. As the Foreign Investment Security Review Measures were recently promulgated, there are great uncertainties with respect to its interpretation and implementation. Accordingly, there are substantial uncertainties as to whether our contractual arrangements may be deemed as a method of foreign investment in the future.

Regulation of Anti-monopoly and Anti-unfair Competition

The PRC Anti-monopoly Law requires that where concentration of undertakings reaches the filing threshold stipulated by the State Council, a filing must be made with the anti-monopoly authority before the parties implement the concentration. Concentration refers to (1) a merger of undertakings; (2) acquisition of control over other undertakings by acquiring equities or assets; or (3) acquisition of control over, or the possibility of exercising decisive influence on, an undertaking by contract or by any other means. If business operators fail to comply with the mandatory filing requirement, the PRC State Administration for Market Regulation, or the SAMR, is empowered to terminate the transaction, require the disposal of relevant assets, shares or businesses within certain periods, or take any other necessary measures to restore the pre-concentration status, and may also impose fines of up to RMB500,000 under the PRC Anti-monopoly Law. On October 23, 2020, the SAMR issued the Interim Provisions on the Review of Concentration of Undertakings, which took effect on December 1, 2020, to further enhance the enforcement on the supervision of concentration of undertakings.

The PRC Anti-monopoly Law prohibits a business operator with a dominant market position from abusing such position, such as by selling commodities at unfairly high prices or buying commodities at unfairly low prices, selling products at prices below cost without any justifiable cause, or refusing to trade with a trading party without any justifiable cause. Sanctions for violation of the prohibition on the abuse of dominant market position include an order to cease the relevant activity, confiscation of the illegal gains and fines ranging from 1% to 10% of sales revenue of the preceding year. On June 26, 2019, the SAMR issued the Interim Provisions on the Prohibitions of Acts of Abuse of Dominant Market Positions which took effect on September 1, 2019 to further prevent and prohibit the abuse of dominant market positions.

The PRC Anti-monopoly Law also prohibits business operators from entering into monopoly agreements, which refers to agreements that eliminate or restrict competition with competing business operators or transaction counterparties, such as by boycotting transactions, fixing or changing the price of commodities, limiting the output of commodities or fixing the price of commodities for resale to third parties, among others, unless the agreement can satisfy certain exemptions under the PRC Anti-monopoly Law, such as improving technologies, increasing the efficiency and competitiveness of small and medium-sized undertakings, or safeguarding legitimate interests in cross-border trade and economic cooperation with foreign counterparts. Sanctions for violations include an order to cease the relevant activity, confiscation of illegal gains, and fines ranging from 1% to 10% of sales revenue of the preceding year, or RMB500,000 if the intended monopoly agreement has not been performed. On June 26, 2019, the SAMR issued the Interim Provisions on the Prohibitions of Monopoly Agreements, which took effect on September 1, 2019, to further enhance the enforcement on the supervision of monopoly agreements.

In January 2020, the SAMR published the draft amendments to the PRC Anti-monopoly Law, or the Draft Amended PRC Anti-monopoly Law, for public comment. The Draft Amended PRC Anti-monopoly Law proposes to increase legal liability for certain violations by introducing higher penalties and criminal liabilities for monopolistic behaviors. For example, according to the Draft Amended PRC Anti-monopoly Law, failure to make a filing for concentration of undertakings is subject to a fine of up to 10% of the revenue of the preceding year rather than RMB500,000 under the current PRC Anti-monopoly Law, and the maximum fine to be imposed on reaching but not implementing a monopoly agreement is raised from RMB500,000 under the current PRC Anti-monopoly Law to RMB50,000,000. The Draft Amended PRC Anti-monopoly Law also introduces some new concepts including, among others, when deciding whether a business operator in the Internet sector has a dominant market position, factors including network effects, economies of scale, lock-in effects, and ability to acquire and process the relevant data shall be considered. The Draft Amended PRC Anti-monopoly Law, if enacted in substantially the form published for public comment, may subject us to more stringent scrutiny.

In February 2021, the SAMR published the Guidelines on Anti-monopoly Issues in Platform Economy, or the Platform Economy Anti-monopoly Guidelines. The Platform Economy Anti-monopoly Guidelines set out detailed standards and rules in respect of definition of relevant markets, typical types of cartel activity and abusive behavior by companies with market dominance, which provide further guidance for enforcement of anti-monopoly laws regarding online platform operators. The Platform Economy Anti-monopoly Guidelines further detail the types of horizontal agreements, vertical agreements, hub-and-spoke agreements and collusion which may constitute monopoly agreements in the platform economy. The Platform Economy Anti-monopoly Guidelines also set out a number of key factors that may be relevant in identifying a dominant undertaking, including, among others, predatory pricing, unfair pricing, refusal to deal, restraint of trade, tie-in, unreasonable trading conditions and discrimination. In addition, concentration of undertakings involving contractual arrangements is expressly included within the ambit of SAMR’s merger control review if the filing thresholds are met. Under the Platform Economy Anti-monopoly Guidelines, the SAMR is empowered to investigate if the filing threshold is not met but the proposed concentration may have the effect of eliminating or restricting competition, and the SAMR will pay close attention to those cases where one of the following circumstances exists: (i) a party to the concentration is a start-up or an emerging platform; (ii) the turnover is low because the business model of the parties to the concentration involves the provision of free services or services charged at low prices; (iii) the relevant market is highly concentrated; and (iv) the number of competitors is small. These newly enacted measures and guidelines may require us to make adjustments to some of our business practices, and our business, financial condition and results of operations may be materially and adversely affected. In addition, due to our size, these new measures and guidelines, when enacted and implemented, may affect us more than our competitors.

According to the Anti-unfair Competition Law promulgated by the Standing Committee of the National People’s Congress of China on September 2, 1993 and most recently amended on April 23, 2019, business operators may not engage in anti-competitive activities, such as undue influence transactions, confusion marketing, commercial bribery, trade secret infringement and commercial libel. Failure to comply with the Anti-unfair Competition Law would subject business operators to various administrative penalties, such as imposition of fines, confiscation of illegal gains and an order to cease business activities, and payment of compensatory damages.

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

Under the Civil Code of the PRC, an Internet service provider may be subject to joint liability if it is aware that an Internet user is infringing upon the intellectual property rights of others through its Internet services, such as selling counterfeit products, and fails to take necessary measures to stop that activity. If an Internet service provider receives a notice from an infringed party regarding an infringement, the Internet service provider is required to take certain measures, including deleting, blocking and unlinking the infringing content, in a timely manner.

In addition, under the Online Trading Measures promulgated by the SAMR on March 15, 2021, as an operator of an online trading platform, we must adopt measures to ensure safe online transactions, protect consumers’ rights and prevent unfair competition.

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

The EIT Law and its implementation rules permit certain High and New Technologies Enterprises, or HNTEs, to enjoy a reduced 15% enterprise income tax rate if they meet certain criteria and are officially acknowledged. In addition, the relevant EIT laws and regulations also provide that entities recognized as Software Enterprises are able to enjoy a tax holiday consisting of a two-year-exemption commencing from their first profitable calendar year and a 50% reduction in ordinary tax rate for the following three calendar years. In 2020, the relevant governmental authorities further announced that Key Software Enterprises will be exempted from enterprise income tax for the first five years, commencing from the first year of profitable operation after offsetting tax losses generating from prior years, and be subject to a preferential income tax rate of 10% after the first five years. The qualification as a “Key Software Enterprise” is subject to annual evaluation and approval by the relevant authorities in China. A number of our PRC subsidiaries and operating entities enjoy these types of preferential tax treatment.

PRC VAT

According to the amended Interim Regulation of the People’s Republic of China on Value Added Tax issued by the PRC State Council on November 19, 2017, a VAT rate of 6% applies to revenue derived from the provision of certain services. A taxpayer is allowed to offset the qualified input VAT paid on taxable purchases against the output VAT chargeable on the revenue from services provided.

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

PRC Import Tax

According to the Notice on Tax Policy for Cross-Border E-commerce Retail Imports, or New Tax Notice on Cross-Border E-commerce, which became effective on April 8, 2016, the goods imported through cross-border e-commerce platforms have been treated as normal goods subject to VAT, consumption tax and tariff. In general, a VAT at the rate of 17% (before May 1, 2018) or 16% (from May 1, 2018 to March 31, 2019) or 13% (from April 1, 2019 onwards) is levied on most goods imported via cross-border e-commerce platforms and a 15% consumption tax on high-end cosmetics, while no consumption tax is levied on skin care products, maternity and baby care products. As a preferential tax treatment, the Notice on Improving the Tax Policies on Cross-Border E-Commerce Retail Imports, which was issued on November 29, 2018 and took effect on January 1, 2019, provides that, if the goods imported through cross-border e-commerce platforms are within the quota of RMB5,000 per purchase order and RMB26,000 per year per buyer, there is a 30% discount off the applicable VAT and the consumption tax, and the tariff is waived.

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

On January 18, 2017, SAFE promulgated Circular 3, which took effect on the same day. Circular 3 sets out various capital control measures with respect to outbound remittance of funds from domestic entities to offshore entities. Circular 3 requires banks to verify board resolutions, tax filing form, and audited financial statements before wiring foreign invested enterprises’ foreign exchange distribution above US$50,000. Moreover, pursuant to Circular 3, domestic entities must explain in detail the sources of capital and how the capital will be used, and provide board resolutions, contracts and other proof as a part of the registration procedure for outbound investment.

On October 23, 2019, SAFE issued the Notice of Further Facilitating Cross-border Trade and Investment, or Circular 28, which took effect on the same day. Circular 28 allows non-investment foreign-invested enterprises to use their capital funds to make equity investments in China, provided that such investments do not violate the negative list and the target investment projects are genuine and in compliance with laws. According to the Circular on Optimizing Administration of Foreign Exchange to Support the Development of Foreign-related Business issued by SAFE on April 10, 2020, eligible enterprises are allowed to make domestic payments with their income under capital accounts such as capital funds, foreign debts and proceeds from overseas listing without submitting evidence of genuineness to the banks in advance, provided the use of such funds is genuine and in compliance with administrative regulations on the use of income under capital accounts.

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

Regulation Applicable to Alipay

Regulation of Non-financial Institution Payment Services and Other Financial Services

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

In November 2020, the China Banking and Insurance Regulatory Commission, or the CBIRC, and the PBOC, published the draft Interim Measures for Online Small Loan Business, or the Draft Online Small Loan Measures, for public comment. The Draft Online Small Loan Measures provide, among others, that:

●	an online micro-lending company must obtain the CBIRC’s approval before carrying out online small loan business across two or more provinces;
●	an online micro-lending company shall provide at least 30% funding for any single co-lending loan and keep its overall debt financing amount within five times of its net assets; and
●	the amount of the balance of the loan that an online micro-lending company may provide to an individual or entity shall not exceed, in the case of an individual, the lower of RMB300,000 or one third of the individual’s average annual income for the past three years, and, in the case of a legal person or organization, RMB1 million.

Under the Draft Online Small Loan Measures, existing online small loan companies with businesses across provinces will have a three-year transition period to obtain the required approval and adjust their businesses as necessary to be in compliance with these measures. The Draft Online Small Loan Measures, if enacted in substantially the form published for public comment, will change regulatory requirements for online small loan business in various other respects. In addition, in January 2021, the PBOC published the draft Regulations on Non-bank Payment Institutions and the draft Administrative Measures for Credit Reporting Services, or the Draft Credit Reporting Services Measures, for public comment. The draft Regulations on Non-bank Payment Institutions set out, among others, specific requirements for the qualifications of shareholders, the business operations and the legal liabilities of a non-bank payment institution, as well as regulatory supervision focusing on unfair competition and abuse of dominant market position. The Draft Credit Reporting Services Measures stipulate the collection, sorting, storage, processing, provision, use, safety, cross-border flow, management and supervision of credit information, which includes various types of information used to determine the credit status of individuals and enterprises as well as the analysis and evaluation of the credit status of individuals and enterprises based on such information.

Anti-money Laundering Regulation

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

SoftBank is one of our substantial shareholders. During fiscal year 2021, SoftBank, through one of its non-U.S. subsidiaries, provided roaming services in Iran through Telecommunications Services Company (MTN Irancell), which is or may be a government-controlled entity. During fiscal year 2021, SoftBank had no gross revenues from these services and no net profit was generated. This subsidiary also provided telecommunications services in the ordinary course of business to accounts affiliated with the Embassy of Iran in Japan. During fiscal year 2021, SoftBank estimates that gross revenues and net profit generated by these services were both under US$12,505. We were not involved in, and did not receive any revenue from, any of these activities. These activities have been conducted in accordance with applicable laws and regulations, and they are not sanctionable under U.S. or Japanese law. Accordingly, with respect to Telecommunications Services Company (MTN Irancell), the relevant SoftBank subsidiary intends to continue these activities. With respect to services provided to accounts affiliated with the Embassy of Iran in Japan, the relevant SoftBank subsidiary is obligated under contract to continue these services.

In addition, during fiscal year 2021, SoftBank, through one of its non-U.S. indirect subsidiaries, provided office supplies to the Embassy of Iran in Japan. SoftBank estimates that gross revenue and net profit generated by these services were under US$2,575 and US$502, respectively. We were not involved in, and did not receive any revenue from any of these activities. The relevant SoftBank subsidiary intends to continue these activities.

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
Taobao China Holding Limited (Hong Kong)
100%
100% (through intermediary holding entities)
Alibaba.com Investment Holding Limited (British Virgin Islands)(2)
100%
Alibaba Investment Limited (British Virgin Islands)(1)
67% (through intermediary holding entities)
100% (through intermediary holding entities)
100% (through intermediary holding entities)
Outside China
Inside China
Taobao (China) Software Co., Ltd.(3)
Zhejiang Tmall Technology Co., Ltd.(4)
100%
Alibaba (Beijing) Software Services Co., Ltd.(5)
Hangzhou Cainiao Supply Chain Management Co., Ltd.(6)
Zhejiang Alibaba Cloud Computing Ltd.(7)
Beijing Youku Technology Co., Ltd.(8)
Zhejiang Taobao Network Co., Ltd.(3)(9)
Zhejiang Tmall Network Co., Ltd.(4)(9)
Alibaba Cloud Computing Ltd.(7)(9)
Youku Information Technology (Beijing) Co. Ltd.(8)(9)
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

VIE Structure Enhancement

Overview

The following diagram is a simplified illustration of the typical ownership structure and contractual arrangements for variable interest entities:

We have completed the process of enhancing the structure we use to hold all of our major variable interest entities and most other valuable interest entities so that we can better ensure the stability and proper governance of our variable interest entities as an integral part of our company, or the VIE Structure Enhancement. The VIE Structure Enhancement maintains the primary legal framework that we and many peer companies in our industry have adopted to operate businesses in which foreign investment is restricted or prohibited in the PRC.

Compared with our prior VIE shareholder structure adopted by many peer companies in our industry, which uses natural persons to serve as direct or indirect equity holders of the variable interest entity, we have designed the VIE Structure Enhancement to:

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

VIE equity holders after the VIE Structure Enhancement

Following the VIE Structure Enhancement, a variable interest entity is typically held by a PRC limited liability company, instead of individuals. This PRC limited liability company is directly or indirectly owned by two PRC limited partnerships, each of which holds 50% of the equity interest. Each of these partnerships is comprised of (i) a PRC limited liability company, as general partner (which is formed by a number of selected members of the Alibaba Partnership and our management who are PRC citizens), and (ii) the same group of natural persons, as limited partners. Under the terms of the relevant partnership agreements, the natural person limited partners must be members of the Alibaba Partnership or our management who are PRC citizens and as designated by the general partner of the partnership. We may also create additional holding structures in the future in connection with the VIE Structure Enhancement. For our major variable interest entities, these individuals are Daniel Yong Zhang, Jessie Junfang Zheng, Xiaofeng Shao, Judy Wenhong Tong and Angel Ying Zhao (with respect to each of Zhejiang Taobao Network Co., Ltd., Zhejiang Tmall Network Co., Ltd. and Alibaba Cloud Computing Ltd.), and Sophie Minzhi Wu, Trudy Shan Dai, Jeff Jianfeng Zhang, Fang Jiang and Winnie Jia Wen (with respect to Youku Information Technology (Beijing) Co., Ltd.).

The following diagram is a simplified illustration of the typical ownership structure and contractual arrangements of the VIEs following the VIE Structure Enhancement.

(1)	Selected members of the Alibaba Partnership or our management who are PRC citizens.

Following the VIE Structure Enhancement, the designated wholly-owned entity, on the one hand, and the corresponding VIE and the multiple layers of legal entities above the VIE, as well as the natural persons described above, on the other hand, have entered into contractual arrangements, which are substantially similar to the contractual arrangements we have historically used for our variable interest entities. See “— Contracts that Give Us Effective Control of the Variable Interest Entities” and “— Contracts that Enable Us to Receive Substantially All of the Economic Benefits from the Variable Interest Entities” below.

Although we believe the VIE Structure Enhancement further improves our control over our variable interest entities, there continue to be risks associated with the VIE structure in general and our enhanced VIE structure. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Corporate Structure.”

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

Exclusive Call Option Agreements

Following the VIE Structure Enhancement, each relevant variable interest entity and its equity holders has jointly granted our relevant wholly-owned entity (A) an exclusive call option to request the relevant variable interest entity to decrease its registered capital at an exercise price equal to the higher of (i) the paid-in registered capital in the relevant variable interest entity and (ii) the minimum price as permitted by applicable PRC law, or the capital decrease price, and (B) an exclusive call option to subscribe for the increased capital of relevant variable interest entity at a price equal to the sum of the capital decrease price and the unpaid registered capital, if applicable, as of the capital decrease. Our wholly-owned entity may nominate another entity or individual to purchase the equity interest or assets, or to subscribe for the relevant increased capital, if applicable, under the call options. Execution of each call option shall not violate the applicable PRC laws, rules and regulations. Each variable interest entity equity holders has agreed that the following amounts, to the extent in excess of the original registered capital that they contributed to the variable interest entity (after deduction of relevant tax expenses), belong to and shall be paid to our relevant wholly-owned entities: (i) proceeds from the transfer of its equity interests in the variable interest entity, (ii) proceeds received in connection with a capital decrease in the variable interest entity, and (iii) distributions or liquidation residuals from the disposal of its equity interests in the variable interest entity upon termination or liquidation. Moreover, any profits, distributions or dividends (after deduction of relevant tax expenses) received by the variable interest entity equity holder also belong to and shall be paid to our wholly-owned entity. The exclusive call option agreements remain in effect until the equity interest or assets that are the subject of these agreements are transferred to our wholly-owned entity. The parties to the exclusive call option agreement for each of our major variable interest entities are the relevant variable interest entity equity holders, the relevant variable interest entity and its corresponding wholly-owned entity.

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

Contracts that Enable Us to Receive Substantially All of the Economic Benefits from the Variable Interest Entities

Exclusive Services Agreements

Following the VIE Structure Enhancement, each relevant variable interest entity has entered into an exclusive service agreement with the respective wholly-owned entity, pursuant to which our relevant wholly-owned entity provides exclusive services to the variable interest entity. In exchange, the variable interest entity pays a service fee to our wholly-owned entity, the amount of which shall be determined, to the extent permitted by applicable PRC laws as proposed by our wholly-owned entity, resulting in a transfer of substantially all of the profits from the variable interest entity to our wholly-owned entity.

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

D.   Property, Plant and Equipment

As of March 31, 2021, we occupied facilities around the world with an aggregate gross floor area of office buildings, logistics warehouses, retail space, data centers and other facilities owned by us totaling approximately 15.1 million square meters, reflecting the continuous expansion of our business through organic growth and acquisitions and consolidation of new businesses, including the consolidation of Sun Art in fiscal year 2021. We maintain offices in many countries and regions, including mainland China, Hong Kong S.A.R., Singapore and the United States. In addition, we maintain data centers in a number of countries including China, Indonesia, Malaysia, India, Australia, Singapore, Dubai, Germany, the UK, Japan, and the U.S.

ITEM 4A.    UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.   Operating Results

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements and the related notes included in this annual report and in particular, “Item 4. Information on the Company — B. Business Overview.” This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information — D. Risk Factors” and elsewhere in this annual report. We have prepared our consolidated financial statements in accordance with U.S. GAAP. Our fiscal year ends on March 31 and references to fiscal years 2019, 2020 and 2021 are to the fiscal years ended March 31, 2019, 2020 and 2021, respectively.

Overview

Our total revenue increased by 35% from RMB376,844 million in fiscal year 2019 to RMB509,711 million in fiscal year 2020, and further increased by 41% to RMB717,289 million (US$109,480 million) in fiscal year 2021. Our net income increased 75% from RMB80,234 million in fiscal year 2019 to RMB140,350 million in fiscal year 2020, and further increased by 2% to RMB143,284 million (US$21,869 million) in fiscal year 2021.

Our non-GAAP net income, which excludes the effect of disposal and revaluation gains, share-based compensation expense and certain other items, increased by 42% from RMB93,407 million in fiscal year 2019 to RMB132,479 million in fiscal year 2020, and further increased by 30% to RMB171,985 million (US$26,250 million) in fiscal year 2021. For further information on non-GAAP financial measures we use in evaluating our operating results and for financial and operational decision-making purposes, see “— Non-GAAP Measures.”

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

Our reported segments are described below:

●	Core commerce. The core commerce segment is comprised of platforms and businesses operating in retail and wholesale commerce in China, retail and wholesale commerce – cross-border and global, logistics services, Local Consumer Services and others.
●	Cloud computing. The cloud computing segment is comprised of Alibaba Cloud, which offers a complete suite of cloud services to customers worldwide, including elastic computing, database, storage, network virtualization, large scale computing, security, management and application, big data analytics, machine learning platform and IoT services.
●	Digital media and entertainment. The digital media and entertainment businesses leverage our deep consumer insights to serve the broader interests of consumers through our key distribution platform, Youku, and through Alibaba Pictures and our other diverse content platforms that provide online videos, films, live events, news feeds and literature, among others. In addition, we develop, operate and distribute mobile games through Lingxi Games (灵犀互娱).
●	Innovation initiatives and others. The innovation initiatives and others segment includes businesses such as Amap, DingTalk, Tmall Genie and others.

The table below sets forth supplemental financial information of our reported segments for fiscal year 2021:

	Year ended March 31, 2021
			Digital media	Innovation
	Core	Cloud	and	initiatives
	commerce	computing	entertainment(1)	and others(1)	Unallocated(2)	Consolidated
	RMB	RMB	RMB	RMB	RMB	RMB	US$

	(in millions, except percentages)
Revenue	621,146	60,120	31,186	4,837	—	717,289	109,480
Income (Loss) from operations	158,981	(9,050)	(10,321)	(15,502)	(34,430)	89,678	13,688
Add: Share-based compensation expense	24,356	8,861	3,281	5,162	8,460	50,120	7,650
Add: Amortization of intangible assets	11,175	23	922	83	224	12,427	1,896
Add: Fine imposed pursuant to China’s Anti-monopoly Law(3)	—	—	—	—	18,228	18,228	2,782
Adjusted EBITA	194,512	(166)	(6,118)	(10,257)	(7,518)	170,453	26,016
Adjusted EBITA margin	31%	(0)%	(20)%	(212)%		24%
(1)	Beginning on April 1, 2020, we reclassified the results of our self-developed online games business, which was previously reported under the innovation initiatives and others segment, to the digital media and entertainment segment because it has moved beyond the incubation stage. This reclassification conforms to the way that we manage and monitor segment performance. Comparative figures were reclassified to conform to this presentation.
(2)	Unallocated expenses primarily relate to corporate administrative costs and other miscellaneous items that are not allocated to individual segments.
(3)	For a description of the relevant PRC Anti-monopoly investigation and administrative penalty decision, see “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal and Administrative Proceedings — PRC Anti-monopoly Investigation and Administrative Penalty Decision.”

Our Monetization Model

Our marketplaces and businesses are highly synergetic, which creates an ecosystem that enables consumers, merchants, brands, retailers, other businesses, third party service providers and strategic partners to interconnect and interact with each other. We leverage our leading technologies to provide various value propositions to participants in our ecosystem and realize monetization by offering different services and creating value under each of our business segments.

We derive most of our revenue from our core commerce segment, which accounted for 86%, 86% and 87% of our total revenue in fiscal years 2019, 2020 and 2021, respectively, while cloud computing, digital media and entertainment, and innovation initiatives and others contributed in aggregate 14%, 14% and 13% in fiscal years 2019, 2020 and 2021, respectively.

The following table sets forth the principal components of our revenue for the periods indicated:

	Year ended March 31,
	2019		2020		2021
		% of		% of			% of
	RMB	revenue	RMB	revenue	RMB	US$	revenue

	(in millions, except percentages)
Core commerce:
China commerce retail	247,615	66%	332,750	65%	473,683	72,298	66%
China commerce wholesale	9,988	3%	12,427	3%	14,322	2,186	2%
International commerce retail	19,558	5%	24,323	5%	34,455	5,259	5%
International commerce wholesale	8,167	2%	9,594	2%	14,396	2,197	2%
Cainiao logistics services	14,885	4%	22,233	4%	37,258	5,687	5%
Local Consumer Services	18,058	5%	25,440	5%	31,537	4,813	5%
Others	5,129	1%	9,337	2%	15,495	2,365	2%
Total core commerce	323,400	86%	436,104	86%	621,146	94,805	87%
Cloud computing	24,702	7%	40,016	8%	60,120	9,176	8%
Digital media and entertainment(1)	24,286	6%	29,094	5%	31,186	4,760	4%
Innovation initiatives and others(1)	4,456	1%	4,497	1%	4,837	739	1%
Total	376,844	100%	509,711	100%	717,289	109,480	100%
(1)	Beginning on April 1, 2020, we reclassified revenue from our self-developed online games business, which was previously reported under the innovation initiatives and others segment, as revenue from digital media and entertainment segment because it has moved beyond the incubation stage. This reclassification conforms to the way that we manage and monitor segment performance. Comparative figures were reclassified to conform to this presentation.

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

China Commerce Retail

We generate revenue from merchants by leveraging our consumer insights and data technologies which enable brands and merchants to attract, engage and retain consumers, complete transactions, improve their branding, enhance operating efficiency, and offer various services.

The revenue model of our China commerce retail business is primarily performance-based marketing services that are typically set by market-based bidding systems. Revenue from this model primarily consists of customer management revenue and other revenue. The following table sets forth the revenue from our China commerce retail business, in absolute amounts and as percentages of our total revenue, for the fiscal years presented:

	Year ended March 31,
	2019		2020		2021
		% of		% of			% of
	RMB	revenue	RMB	revenue	RMB	US$	revenue

	(in millions, except percentages)
China commerce retail
Customer management(1)	207,531	55%	246,482	48%	306,070	46,715	43%
Others	40,084	11%	86,268	17%	167,613	25,583	23%
Total	247,615	66%	332,750	65%	473,683	72,298	66%
(1)	In fiscal year 2021, we presented our commission revenue as part of customer management revenue in order to better reflect our value proposition to merchants on our platforms. Comparative figures are presented in the same manner accordingly.

Customer management

We derive a majority of our China commerce retail revenue from customer management, which primarily consists of:

●	P4P marketing services, where merchants primarily bid for keywords that match product or service listings appearing in search results through our online auction system on a cost-per-click, or CPC, basis. Whether and where the listing will be displayed, and the corresponding prices for the display are determined by the algorithm of our online auction system based on a number of factors with various weights and through a market-based bidding mechanism.
●	In-feed marketing services, where merchants primarily bid to market to groups of consumers with similar profiles that match product or service listings appearing in browser results through our online auction system on a cost-per-click, or CPC, basis. Whether and where the listing will be displayed, and the corresponding prices for the display are determined by the algorithm of our online auction system based on a number of factors with various weights and through a market-based bidding mechanism.
●	Display marketing services, where merchants bid for display positions at fixed prices or prices established by a market-based bidding system on a cost-per-thousand impression, or CPM, basis.

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

●	Commissions on transactions, where merchants pay a commission based on a percentage of transaction value generated on Tmall and certain other marketplaces. The commission percentages typically range from 0.3% to 5.0% depending on the product category.
●	Taobaoke program, where we collaborate with shopping guide platforms, medium- and small-sized websites and mobile apps, individuals and other third parties, collectively “Taobaokes,” to offer marketing services. Taobaokes display the marketing information of our merchants on their media which facilitate our merchants to market and transact. Merchants pay commissions to the Taobaokes based on a percentage of transaction value generated from users under the Taobaoke program. Commissions to the Taobaokes are set by the merchants.

Others

Other revenue from our China commerce retail is primarily generated by our New Retail and direct sales businesses, comprising mainly Tmall Supermarket, Sun Art, Freshippo, direct import and Intime, and primarily consists of revenue from product sales, commissions on transactions and software service fees.

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

International Commerce Retail

We generate revenue from our international commerce retail businesses primarily through logistics services, direct sales, commissions on transactions and P4P marketing services. We generate logistics services and direct sales revenue primarily from Lazada. Our revenue from commission is mainly contributed by AliExpress’ transactions, where merchants typically pay 5% to 8% of the transaction value. In addition, we generate revenue from P4P marketing services, primarily from AliExpress’s collaboration with third-party websites and mobile apps.

International Commerce Wholesale

We generate revenue from our wholesale commerce – cross-border and global primarily through membership fees, value-added services and customer management services. Revenue from membership fees are primarily fixed annual fees from the sale of Gold Supplier memberships for paying members to reach customers, provide quotations and transact. Revenue from value-added services primarily consists of fees for services such as trade assurance services, the prices of which are determined based on the types, usage and duration of the value-added services. Revenue from customer management services is primarily derived from P4P marketing services.

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

Digital Media and Entertainment

Revenue from digital media and entertainment business is primarily comprised of membership subscription fees, self-developed online games revenue and customer management revenue. Membership subscription fees are mainly generated from paying subscribers. Revenue from self-developed online games business is mainly attributable to the sales of in-game virtual items. Customer management revenue is generally generated from businesses and advertising agencies and the monetization model is substantially similar to the customer management revenue for our China commerce retail business.

Innovation Initiatives and Others

In this segment we primarily generate revenue from consumers and enterprise customers. For example, Amap charges a software service fee to enterprise customers, and Tmall Genie primarily generates revenue from product sales. Other revenue includes annual fees payable by Ant Group or its affiliates in relation to the SME loans business that we transferred to Ant Group in February 2015. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Agreements and Transactions Related to Ant Group and Its Subsidiaries.”

Factors Affecting Our Results of Operations

Our Ability to Create Value for Our Users and Generate Revenue. Our ability to create value for our users and generate revenue is driven by the factors described below:

●	Number and engagement of consumers. Consumers are attracted to our platforms by the breadth of curated products and services, personalized content and the interactive user experience these platforms offer. Our platforms include a comprehensive selection of product and service offerings as well as engaging content, such as recommendation feeds on our Taobao app and entertainment content on Youku. Consumers enjoy an engaging social experience by interacting with each other and with merchants, brands and KOLs on our platforms. We leverage our data insights to further optimize the relevance of this rich content we provide to our users. The engagement of consumers in our ecosystem is affected by our ability to continue to enhance and expand our product and service offerings and improve user experience.
●	Broader value offered to merchants, brands, retailers and other businesses. Merchants, brands, retailers and other businesses use our products and services to help them reach, acquire and retain customers, build brand awareness and engagement, complete transactions, and enhance their operating efficiency. We offer merchants and retailers a complete suite of services and tools, powered by our consumer insights, to help them effectively engage consumers, efficiently manage their operations and provide a seamless online and offline consumer experience. With our proprietary data and technologies, we also facilitate the digital transformation of traditional merchants and retailers. In addition, we empower businesses of different sizes across various industries through our comprehensive enterprise cloud service offerings.
●	Empowering data and technology. Our ability to engage consumers and empower merchants, brands, retailers and other businesses is affected by the breadth and depth of our consumer insights, such as the accuracy of our shopping recommendations and of our targeted marketing, and our technology capabilities and infrastructure, such as cloud computing, and our continued ability to develop scalable products and services that adapt to the quickly evolving industry trends and consumer preferences.

Operating Leverage of Our Business Model. Our primary business model has significant operating leverage and our ecosystem enables us to realize structural cost savings. For example, Taobao Marketplace drives significant traffic to Tmall as Tmall product listings also appear on Taobao Marketplace search result pages. Furthermore, the large number of consumers on our marketplaces attracts a large number of merchants, who become customers for our customer management and storefront services. In addition, the vast consumer base of our ecosystem presents cross-selling opportunities across our various platforms. For example, we can offer consumer services, such as Ele.me, and promote our digital media and entertainment services, including Youku, to consumers on our marketplaces. These network effects allow for lower traffic acquisition costs and provide synergies across our businesses.

Our Investment in User Base, Technology, People, Infrastructure, and Innovative Business Model. We have made, and will continue to make, significant investments in our platforms and ecosystem to attract consumers and merchants, enhance user experience and expand the capabilities and scope of our platforms. We expect our investments will include expanding our core commerce offerings, implementing our New Retail businesses, enhancing our cloud computing business, acquiring content and users to further develop our digital media and entertainment business, cultivating innovation initiatives and new technologies as well as executing our globalization strategy. Our operating leverage and margin levels enable us to continue to invest in our people, particularly engineers, scientists and product management personnel, as well as in our technology capabilities and infrastructure. Our investment in the above mentioned new and existing businesses has and will continue to lower our margins but we believe the investment will deliver overall long-term growth.

Strategic Investments and Acquisitions. We have made, and intend to make, strategic investments and acquisitions. We do not make investments and acquisitions for purely financial reasons. Our investment and acquisition strategy is focused on strengthening our ecosystem, creating strategic synergies across our businesses, and enhancing our overall value. Our strategic investments and acquisitions may affect our future financial results, including our margins and our net income. For example, we expect that our acquisitions of Kaola, Lazada and controlling stakes in Cainiao Network, Ele.me and Sun Art will have a negative effect on our financial results, at least in the short term. In addition, some of our acquisitions and investments may not be successful. We have incurred impairment charges in the past and may incur impairment charges in the future.

Recent Investment, Acquisition and Strategic Alliance Activities

In addition to organic growth, we have made, or have entered into agreements to make, strategic investments, acquisitions and alliances that are intended to further our strategic objectives. The financial results for these strategic transactions that were completed are reflected in our operating results beginning with the period of their respective completion. Investments in which we did not obtain control are generally accounted for under the equity method if we have significant influence over the investee through investment in common stock or in-substance common stock. Otherwise, investments are generally carried at fair value with unrealized gains and losses recorded in the consolidated income statements or accounted for using the measurement alternative based on our accounting policies over different categories of investments. For the details of our accounting policies for each category of our investments, see notes 2(d), 2(t) and 2(u) to our audited consolidated financial statements included in this annual report.

We have developed focused investment strategies, targeting to invest, acquire or form alliances that will either complement our existing businesses or drive innovation initiatives. For example, with the acquisition of Sun Art, we aim to further implement our New Retail strategy and better position us to achieve our vision for fiscal year 2036. In some cases, we may take a staged approach to our investment and acquisition strategy, by beginning with an initial minority investment followed by business cooperation. When the business results, cooperation and the overall relationship established with the management of the investee company show increasing value to our ongoing business strategy, we may increase our investment or acquire the investee company completely.

We have funded our strategic acquisitions and investments primarily from cash generated from our operations and through debt and equity financing. Our debt financing primarily consists of unsecured senior notes and bank borrowings, including an aggregate of US$8.0 billion unsecured senior notes issued in November 2014, of which US$3.55 billion was repaid in 2017 and 2019, an aggregate of US$7.0 billion unsecured senior notes issued in December 2017, an aggregate of US$5.0 billion unsecured senior notes issued in February 2021, a five-year term loan facility of US$4.0 billion drawn down in fiscal year 2017, the maturity of which has been extended to May 2024 in May 2019, as well as a revolving credit facility which we have not yet drawn. In June 2021, we amended the amount of this revolving credit facility from US$5.15 billion to US$6.5 billion and extended the expiration date to June 2026. Going forward, we expect to fund additional investments through cash generated from our operations and through debt and equity financing when opportunities arise in the future. Although we expect our margins to be negatively affected by acquisitions of target companies with lower or negative margins, such as our acquisitions and consolidations of Lazada, Cainiao Network, Ele.me, Kaola and Sun Art, we do not expect our investment activities to have any significant negative impact on our liquidity or operations. We believe acquired businesses operating at a loss do not detract from our total value because they bring clear strategic value to us in the long run. However, there can be no assurance that our future financial results would not be materially and adversely affected if our strategic investments and acquisitions are not successful. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Industry — Sustained investment in our business, strategic acquisitions and investments, as well as our focus on long-term performance, and on maintaining the health of our ecosystem, may negatively affect our margins and our net income” and “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Industry — We face risks relating to our acquisitions, investments and alliances.”

Our significant strategic investments and acquisitions (including those that are under definitive agreement but have not closed, and excluding equity transactions in subsidiaries) in fiscal year 2021 and the period through the date of this annual report are set forth below.

Core Commerce and New Retail

Sun Art Retail Group Limited, or Sun Art, a leading hypermarket operator in China that is listed on the Hong Kong Stock Exchange. In October 2020, we acquired additional effective equity interest in Sun Art for a cash consideration of US$3.6 billion. Upon the completion of the transaction, our effective equity interest in Sun Art increased from approximately 31% to approximately 67% and Sun Art became our consolidated subsidiary. In December 2020, we acquired additional ordinary shares of Sun Art from public shareholders for a cash consideration of HK$4.9 billion (US$630 million) through a mandatory general offer as required under the Hong Kong Code on Takeovers and Mergers. Upon the completion of the mandatory general offer, our effective equity interest in Sun Art further increased to approximately 74%.

Digital Media and Entertainment

Bilibili Inc., or Bilibili, a China-based video streaming platform that is listed on both the Nasdaq Global Select Market and the Hong Kong Stock Exchange. In March 2021, we acquired newly issued shares of Bilibili for a cash consideration of HK$5.8 billion (US$746 million). Upon the completion of the transaction, our equity interest in Bilibili was approximately 8%.

Mango Excellent Media Co., Ltd., or Mango Excellent Media, an audiovisual interaction-focused new media service platform in China that is listed on the Shenzhen Stock Exchange. In December 2020, we acquired an approximately 5% equity interest in Mango Excellent Media for a cash consideration of RMB6.2 billion (US$946 million).

China Broadcasting Network Joint Stock Corporation Limited, or China Broadcasting Network, a telecommunications company in China. In October and December 2020, we invested a total of RMB10.0 billion (US$1.5 billion) for an approximately 7% equity interest in China Broadcasting Network.

Logistics

STO Express Co., Ltd., or STO Express, one of the leading express delivery services companies in China that is listed on the Shenzhen Stock Exchange. In February 2021, we acquired an additional effective equity interest in STO Express for a cash consideration of RMB3.3 billion (US$504 million) by effectively exercising a portion of certain call options under a call option agreement that we previously entered into. Upon the completion of the transaction, our effective equity interest in STO Express increased from approximately 14.7% to 25%, and we may elect to exercise the remaining call options to acquire an additional effective equity interest of 21% in STO Express at any time on or before December 27, 2022.

YTO Express Group Co., Ltd., or YTO Express, one of the leading express delivery services companies in China that is listed on the Shanghai Stock Exchange. In September 2020, we acquired an additional equity interest in YTO Express for a cash consideration of RMB6.6 billion (US$1,007 million). Upon the completion of the transaction, our equity interest in YTO Express increased from approximately 11% to approximately 23%.

Intangible Assets and Goodwill

When we make an acquisition, consideration that exceeds the acquisition date amounts of the acquired assets and liabilities is allocated to intangible assets and goodwill. We have and will continue to incur amortization expenses as we amortize intangible assets over their estimated useful life on a straight-line basis. We do not amortize goodwill. We test intangible assets and goodwill periodically or whenever necessary for impairment, and any impairment may materially and adversely affect our financial condition and results of operations. Some of our acquisitions and investments may not be successful, and we may incur impairment charges in the future. It should further be noted that most of our businesses grouped under the digital media and entertainment segment, cloud computing segment, and innovation initiatives and others segment are still in the early stage of development. While these businesses were loss-making for the year ended March 31, 2021, we took a longer term view of the outlook of the businesses in our qualitative goodwill impairment assessments, and concluded that it is more likely than not that the fair value of the reporting units under these segments exceeded their carrying amount. For additional information, see “— Critical Accounting Policies and Estimates — Impairment Assessment on Goodwill and Intangible Assets” and “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Industry — We face risks relating to our acquisitions, investments and alliances.”

Selected Operating Data

Annual active consumers

The table below sets forth the number of annual active consumers of our China retail marketplaces for the periods indicated:

	Twelve months ended
	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,
	2019	2019	2019	2020	2020	2020	2020	2021

	(in millions)
Annual active consumers	674	693	711	726	742	757	779	811

Mobile MAUs

The table below sets forth the mobile MAUs on our various mobile apps that access our China retail marketplaces for the periods indicated:

	The month ended
	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,
	2019	2019	2019	2020	2020	2020	2020	2021

	(in millions)
Mobile MAUs	755	785	824	846	874	881	902	925

Components of Results of Operations

Revenue

The following table sets forth the principal components of our revenue for the periods indicated:

	Year ended March 31,
	2019		2020		2021
		% of		% of			% of
	RMB	revenue	RMB	revenue	RMB	US$	revenue

	(in millions, except percentages)
Core commerce:
China commerce retail	247,615	66%	332,750	65%	473,683	72,298	66%
China commerce wholesale	9,988	3%	12,427	3%	14,322	2,186	2%
International commerce retail	19,558	5%	24,323	5%	34,455	5,259	5%
International commerce wholesale	8,167	2%	9,594	2%	14,396	2,197	2%
Cainiao logistics services	14,885	4%	22,233	4%	37,258	5,687	5%
Local Consumer Services	18,058	5%	25,440	5%	31,537	4,813	5%
Others	5,129	1%	9,337	2%	15,495	2,365	2%
Total core commerce	323,400	86%	436,104	86%	621,146	94,805	87%
Cloud computing	24,702	7%	40,016	8%	60,120	9,176	8%
Digital media and entertainment(1)	24,286	6%	29,094	5%	31,186	4,760	4%
Innovation initiatives and others(1)	4,456	1%	4,497	1%	4,837	739	1%
Total	376,844	100%	509,711	100%	717,289	109,480	100%
(1)	Beginning on April 1, 2020, we reclassified revenue from our self-developed online games business, which was previously reported under the innovation initiatives and others segment, as revenue from digital media and entertainment segment because it has moved beyond the incubation stage. This reclassification conforms to the way that we manage and monitor segment performance. Comparative figures were reclassified to conform to this presentation.

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

General and Administrative Expenses

General and administrative expenses consist mainly of salaries, bonuses, benefits and share-based compensation expense for our management and administrative employees, office facilities and other support overhead costs, professional services fees, provision for doubtful debts on receivables, charitable contributions, as well as non-recurring items, such as a fine imposed pursuant to China’s Anti-monopoly Law in fiscal year 2021 and settlement of a U.S. federal class action lawsuit in fiscal year 2019.

Interest and Investment Income, Net

Interest and investment income, net mainly consists of interest income, gain or loss on deemed disposals, disposals and revaluation of our long term equity investments and impairment of equity investments. In fiscal year 2019, we obtained control over Koubei and Alibaba Pictures and recognized gains of RMB27.8 billion from the revaluation of our previously held equity interest in Koubei and Alibaba Pictures. In fiscal year 2020, we recognized one-time gains of RMB71.6 billion and RMB10.3 billion in relation to the receipt of the 33% equity interest in Ant Group and our contribution of the AliExpress Russia business into a joint venture we set up with Russian partners, which resulted in our deconsolidation of these businesses, respectively. The gain related to the 33% equity interest in Ant Group resulted from the transfer of certain intellectual property rights and assets to Ant Group as set forth under the 2014 transaction agreements and the basis difference determined based on our share of Ant Group’s net assets, net of its corresponding deferred tax effect. In fiscal year 2021, we recognized a gain of RMB6.4 billion (US$977 million) arising from the revaluation of our previously held equity interest in Sun Art upon our consolidation in October 2020.

Interest Expense

Our interest expense is comprised of interest payments and amortization of upfront fees and incidental charges primarily associated with our US$8.0 billion unsecured senior notes issued in November 2014, of which US$3.55 billion was repaid in 2017 and 2019, the US$4.0 billion five-year term loan facility drawn down in fiscal year 2017, an aggregate of US$7.0 billion unsecured senior notes issued in December 2017, an aggregate of US$5.0 billion unsecured senior notes issued in February 2021. In addition, we have a revolving credit facility, which we have not yet drawn as of the date of this annual report.

Other Income, Net

Other income, net, primarily consists of exchange gain or loss, government grants and input VAT super-credit, as well as royalty fees and software technology service fees paid by Ant Group. Exchange gain or loss, arising from our operations and treasury management activities, recognized in our income statement is largely a result of appreciation or depreciation of RMB, respectively. Government grants primarily relate to grants by central and local governments in connection with our contributions to technology development and investments in local business districts. These grants may not be recurring in nature, and we recognize the income when the grants are received and no further conditions need to be met. Ant Group pays us royalty fees and software technology service fees pursuant to an intellectual property and software technology services agreement, as amended in August 2014, or the 2014 IPLA. Following our receipt of the 33% equity interest in Ant Group in September 2019, the profit share payments, consisting of the abovementioned royalty fee and software technology service fee paid by Ant Group, have terminated. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Agreements and Transactions Related to Ant Group and Its Subsidiaries — Our Commercial Arrangements with Ant Group and Alipay — Alipay Intellectual Property License and Software Technology Services Agreement” for further information on the arrangements between us and Ant Group.

Income Tax Expenses

Our income tax expenses are comprised primarily of current tax expense, mainly attributable to certain profitable subsidiaries in China, and deferred tax expense, mainly including deferred tax recognized for temporary differences in relation to investments and withholding tax on dividends to be distributed by our major subsidiaries operating in China.

Taxation

Cayman Islands Tax

Under Cayman Islands law, our company is not subject to income, corporation or capital gains tax, and no withholding tax is imposed upon the payment of dividends.

Hong Kong Profits Tax

Our company’s subsidiaries incorporated in Hong Kong were subject to Hong Kong profits tax at a rate of 16.5% in fiscal years 2019, 2020 and 2021.

PRC Income Tax

Under the PRC Enterprise Income Tax Law, or EIT Law, the standard enterprise income tax rate is 25%.

Entities qualifying as High and New Technology Enterprises enjoy a preferential tax rate of 15%. Entities recognized as Software Enterprises are exempt from the EIT for two years beginning from their first profitable calendar year and are entitled to a 50% reduction in EIT for the following three consecutive calendar years. Furthermore, entities recognized as Key Software Enterprises within the PRC national plan enjoy a preferential EIT rate of 10%.

Certain subsidiaries received the above preferential tax treatments during calendar years 2018, 2019, 2020 and 2021. Three of our subsidiaries in China, Alibaba (China) Technology Co. Ltd., Taobao (China) Software Co. Ltd., and Zhejiang Tmall Technology Co. Ltd., which are our wholly-owned entities primarily involved in the operations of wholesale marketplaces, Taobao Marketplace and Tmall, respectively, were recognized as Key Software Enterprises in calendar years of 2017, 2018 and 2019 and they were subject to an EIT rate of 10%. Another of our subsidiaries in China, Alibaba (Beijing) Software Services Co., Ltd, which is our wholly-owned entity primarily engaged in the operations of technology, software research and development and relevant services, was recognized as a Software Enterprise and was thereby entitled to an income tax exemption for two years beginning from its first profitable calendar year 2017, and a 50% reduction in the standard statutory rate for the subsequent three consecutive years starting from the calendar year 2019. In the calendar year 2019, Alibaba (Beijing) Software Services Co., Ltd was recognized as a Key Software Enterprise and therefore an EIT rate of 10% was applicable.

Key Software Enterprise (KSE) status is subject to review by the relevant authorities every year and the timing of annual review and notification by the relevant authorities may vary from year to year. The related reduction in tax expense as a result of official notification confirming KSE status is accounted for upon receipt of such notification. The annual review and notification relating to the renewal of the KSE status for the calendar year of 2020 had not yet been obtained as of March 31, 2021. Accordingly, Alibaba (China) Technology Co. Ltd., Taobao (China) Software Co. Ltd. and Zhejiang Tmall Technology Co. Ltd. continued to apply an EIT rate of 15% as High and New Technology Enterprises for the calendar year of 2020 and Alibaba (Beijing) Software Services Co., Ltd applied an EIT rate of 12.5% (50% reduction in the standard statutory rate) as a Software Enterprise for the calendar year 2020.

VAT and Other Levies

Our major PRC subsidiaries are subject to VAT on revenue earned for our services under a national VAT reform program. In general, the applicable VAT rate on the revenue earned for services is 6% with companies entitled to crediting VAT paid on certain purchases against VAT on sales. Revenue is recognized net of VAT in our consolidated income statement.

PRC Withholding Tax

Pursuant to the EIT Law, a 10% withholding tax is generally levied on dividends declared by companies in China to their non-resident enterprise investors. A lower withholding tax rate of 5% is applicable for direct foreign investors incorporated in Hong Kong with at least 25% equity interest in the PRC company and meeting the relevant conditions or requirements pursuant to the tax arrangement between mainland China and Hong Kong S.A.R. As the equity holders of our major subsidiaries in China are qualified Hong Kong incorporated companies, our deferred tax liabilities for distributable earnings are calculated at a 5% withholding tax rate. As of March 31, 2021, we have accrued the withholding tax on substantially all of the earnings distributable by our subsidiaries in China, except for those being reserved for permanent reinvestment in China of RMB195.3 billion (US$29.8 billion).

Share-based Compensation

Our equity incentive plans provide the granting of share-based awards to eligible grantees. We believe share-based awards are vital to attract, incentivize and retain our employees and consultants and are the appropriate tool to align the interests of the grantees with those of our shareholders. See “Item 6. Directors, Senior Management and Employees — B. Compensation.”

In addition, Junhan and Ant Group have granted share-based awards to our employees, and the awards will be settled by Junhan or Ant Group respectively. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Agreements and Transactions Related to Ant Group and Its Subsidiaries — Share-based Award Arrangements.”

We recognized share-based compensation expense of RMB37,491 million, RMB31,742 million and RMB50,120 million (US$7,650 million) in fiscal years 2019, 2020 and 2021, respectively, representing 10%, 6% and 7% of our revenue in those respective periods.

Share-based compensation expense increased in fiscal year 2021 as compared to fiscal year 2020, primarily because of the recognition of an increase in the value of Ant Group share-based awards in fiscal year 2021.

The following table sets forth an analysis of share-based compensation expense by function for the periods indicated:

	Year ended March 31,
	2019	2020	2021
	RMB	RMB	RMB	US$

	(in millions)
Cost of revenue	8,915	7,322	11,224	1,713
Product development expenses	15,378	13,654	21,474	3,278
Sales and marketing expenses	4,411	3,830	5,323	812
General and administrative expenses	8,787	6,936	12,099	1,847
Total	37,491	31,742	50,120	7,650

The following table sets forth an analysis of share-based compensation expense by type of awards:

	Year ended March 31,
	2019	2020	2021
	RMB	RMB	RMB	US$

	(in millions)
Alibaba Group share-based awards(1)	22,727	26,216	29,317	4,475
Ant Group share-based awards(2)	12,855	1,261	17,315	2,643
Others(3)	1,909	4,265	3,488	532
Total share-based compensation expense	37,491	31,742	50,120	7,650
(1)	This includes Alibaba Group share-based awards granted to our employees and Ant Group employees. Commencing upon the receipt of the 33% equity interest in Ant Group on September 23, 2019, the expense relating to Alibaba Group share-based awards granted to Ant Group employees are recognized in share of results of equity method investees.
(2)	This represents Ant Group share-based awards granted to our employees, which is subject to mark-to-market accounting treatment.
(3)	This includes share-based awards of our subsidiaries.

We expect that our share-based compensation expense will continue to be affected by changes in the fair value of the underlying awards and the quantity of awards we grant in the future. See “— Critical Accounting Policies and Estimates — Share-based Compensation Expense and Valuation of the Underlying Awards” below for additional information regarding our share-based compensation expense.

Results of Operations

The following table sets out our consolidated results of operations for the periods indicated:

	Year ended March 31,
	2019	2020	2021
	RMB	RMB	RMB	US$

	(in millions, except per share data)
Revenue
Core commerce	323,400	436,104	621,146	94,805
Cloud computing	24,702	40,016	60,120	9,176
Digital media and entertainment(1)	24,286	29,094	31,186	4,760
Innovation initiatives and others(1)	4,456	4,497	4,837	739
Total	376,844	509,711	717,289	109,480
Cost of revenue	(206,929)	(282,367)	(421,205)	(64,289)
Product development expenses	(37,435)	(43,080)	(57,236)	(8,736)
Sales and marketing expenses	(39,780)	(50,673)	(81,519)	(12,442)
General and administrative expenses	(24,889)	(28,197)	(55,224)	(8,429)
Amortization and impairment of intangible assets	(10,727)	(13,388)	(12,427)	(1,896)
Impairment of goodwill	—	(576)	—	—
Income from operations	57,084	91,430	89,678	13,688
Interest and investment income, net	44,106	72,956	72,794	11,110
Interest expense	(5,190)	(5,180)	(4,476)	(683)
Other income, net	221	7,439	7,582	1,157
Income before income tax and share of results of equity method investees	96,221	166,645	165,578	25,272
Income tax expenses	(16,553)	(20,562)	(29,278)	(4,469)
Share of results of equity method investees	566	(5,733)	6,984	1,066
Net income	80,234	140,350	143,284	21,869
Net loss attributable to noncontrolling interests	7,652	9,083	7,294	1,114
Net income attributable to Alibaba Group Holding Limited	87,886	149,433	150,578	22,983
Accretion of mezzanine equity	(286)	(170)	(270)	(42)
Net income attributable to ordinary shareholders	87,600	149,263	150,308	22,941
Earnings per share attributable to ordinary shareholders:(2)
Basic	4.24	7.10	6.95	1.06
Diluted	4.17	6.99	6.84	1.04
Earnings per ADS attributable to ordinary shareholders:(2)
Basic	33.95	56.82	55.63	8.49
Diluted	33.38	55.93	54.70	8.35
(1)	Beginning on April 1, 2020, we reclassified revenue from our self-developed online games business, which was previously reported under the innovation initiatives and others segment, as revenue from digital media and entertainment segment because it has moved beyond the incubation stage. This reclassification conforms to the way that we manage and monitor segment performance. Comparative figures were reclassified to conform to this presentation.
(2)	Each ADS represents eight Shares. For the year ended March 31, 2019, earnings per share has been retrospectively adjusted for the Share Split that became effective on July 30, 2019.

	Year ended
	March 31,
	2019	2020	2021
	%	%	%
	(as percentage of
	revenue)
Revenue
Core commerce	86	86	87
Cloud computing	7	8	8
Digital media and entertainment	6	5	4
Innovation initiatives and others	1	1	1
Total	100	100	100
Cost of revenue	(55)	(55)	(59)
Product development expenses	(10)	(9)	(8)
Sales and marketing expenses	(11)	(10)	(11)
General and administrative expenses	(6)	(5)	(8)
Amortization and impairment of intangible assets	(3)	(3)	(1)
Impairment of goodwill	—	—	—
Income from operations	15	18	13
Interest and investment income, net	12	15	10
Interest expense	(1)	(1)	(1)
Other income, net	—	1	1
Income before income tax and share of results of equity method investees	26	33	23
Income tax expenses	(5)	(4)	(4)
Share of results of equity method investees	—	(1)	1
Net income	21	28	20
Net loss attributable to noncontrolling interests	2	1	1
Net income attributable to Alibaba Group Holding Limited	23	29	21
Accretion of mezzanine equity	—	—	—
Net income attributable to ordinary shareholders	23	29	21

Segment Information for Fiscal Years 2019, 2020 and 2021

The table below sets forth certain financial information of our operating segments for the periods indicated:

	Year ended March 31, 2021
			Digital media	Innovation
	Core	Cloud	and	initiatives
	commerce	computing	entertainment(1)	and others(1)	Unallocated(2)	Consolidated
	RMB	RMB	RMB	RMB	RMB	RMB	US$

	(in millions, except percentages)
Revenue	621,146	60,120	31,186	4,837	—	717,289	109,480
Income (Loss) from operations	158,981	(9,050)	(10,321)	(15,502)	(34,430)	89,678	13,688
Add: Share-based compensation expense	24,356	8,861	3,281	5,162	8,460	50,120	7,650
Add: Amortization of intangible assets	11,175	23	922	83	224	12,427	1,896
Add: Fine imposed pursuant to China’s Anti-monopoly Law(3)	—	—	—	—	18,228	18,228	2,782
Adjusted EBITA	194,512	(166)	(6,118)	(10,257)	(7,518)	170,453	26,016
Adjusted EBITA margin	31%	(0)%	(20)%	(212)%		24%

	Year ended March 31, 2020
			Digital media	Innovation
	Core	Cloud	and	initiatives
	commerce	computing	entertainment(1)	and others(1)	Unallocated(2)	Consolidated
	RMB	RMB	RMB	RMB	RMB	RMB

	(in millions, except percentages)
Revenue	436,104	40,016	29,094	4,497	—	509,711
Income (Loss) from operations	138,631	(7,016)	(15,389)	(12,499)	(12,297)	91,430
Add: Share-based compensation expense	15,427	5,577	2,566	3,928	4,244	31,742
Add: Amortization and impairment of intangible assets	11,742	25	1,377	86	158	13,388
Add: Impairment of goodwill	—	—	—	—	576	576
Adjusted EBITA	165,800	(1,414)	(11,446)	(8,485)	(7,319)	137,136
Adjusted EBITA margin	38%	(4)%	(39)%	(189)%		27%

	Year ended March 31, 2019
			Digital media	Innovation
	Core	Cloud	and	initiatives and
	commerce	computing	entertainment(1)	others(1)	Unallocated(2)	Consolidated
	RMB	RMB	RMB	RMB	RMB	RMB

	(in millions, except percentages)
Revenue	323,400	24,702	24,286	4,456	—	376,844
Income (Loss) from operations	109,312	(5,508)	(20,523)	(11,318)	(14,879)	57,084
Add: Share-based compensation expense	17,694	4,332	3,035	5,727	6,703	37,491
Add: Amortization of intangible assets	9,161	18	1,262	50	236	10,727
Add: Settlement of U.S. federal class action lawsuit	—	—	—	—	1,679	1,679
Adjusted EBITA	136,167	(1,158)	(16,226)	(5,541)	(6,261)	106,981
Adjusted EBITA margin	42%	(5)%	(67)%	(124)%		28%
(1)	Beginning on April 1, 2020, we reclassified the results of our self-developed online games business, which was previously reported under the innovation initiatives and others segment, to the digital media and entertainment segment because it has moved beyond the incubation stage. This reclassification conforms to the way that we manage and monitor segment performance. Comparative figures were reclassified to conform to this presentation.
(2)	Unallocated expenses primarily relate to corporate administrative costs and other miscellaneous items that are not allocated to individual segments.
(3)	For a description of the relevant PRC Anti-monopoly investigation and administrative penalty decision, see “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal and Administrative Proceedings — PRC Anti-monopoly Investigation and Administrative Penalty Decision.”

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

Adjusted EBITDA represents net income before (i) interest and investment income, net, interest expense, other income, net, income tax expenses and share of results of equity method investees, (ii) certain non-cash expenses, consisting of share-based compensation expense, depreciation of property and equipment, operating lease cost relating to land use rights, amortization and impairment of intangible assets and impairment of goodwill, (iii) settlement of a U.S. federal class action lawsuit, and (iv) a fine imposed pursuant to China’s Anti-monopoly Law, which we do not believe are reflective of our core operating performance during the periods presented.

Adjusted EBITA represents net income before (i) interest and investment income, net, interest expense, other income, net, income tax expenses and share of results of equity method investees, (ii) certain non-cash expenses, consisting of share-based compensation expense, amortization and impairment of intangible assets and impairment of goodwill, (iii) settlement of a U.S. federal class action lawsuit, and (iv) a fine imposed pursuant to China’s Anti-monopoly Law, which we do not believe are reflective of our core operating performance during the periods presented.

Marketplace-based core commerce adjusted EBITA represents adjusted EBITA for core commerce excluding the effects of (i) New Retail businesses (primarily Freshippo, Tmall Supermarket, Community Marketplaces and Taoxianda), (ii) Local Consumer Services, (iii) Lazada, (iv) Taobao Deals, (v) Cainiao Network, and others. Marketplace-based core commerce adjusted EBITA reflects the performance of our most established businesses, namely, those of our China retail marketplaces and wholesale marketplaces which primarily adopt a marketplace-based approach. By excluding certain businesses that are in the earlier stages of their development and with business approaches that continue to evolve, marketplace-based core commerce adjusted EBITA enables investors to clearly evaluate the performance of our most established businesses on a like-for-like basis.

Non-GAAP net income represents net income before share-based compensation expense, amortization and impairment of intangible assets, impairment of investments and goodwill, gain or loss on deemed disposals/disposals/revaluation of investments, a fine imposed pursuant to China’s Anti-monopoly Law, gain in relation to the receipt of the 33% equity interest in Ant Group, settlement of a U.S. federal class action lawsuit, amortization of excess value receivable arising from the restructuring of commercial arrangements with Ant Group and others, as adjusted for the tax effects on non-GAAP adjustments.

Non-GAAP diluted earnings per share represents non-GAAP net income attributable to ordinary shareholders divided by the weighted average number of shares outstanding during the periods on a diluted basis. Non-GAAP diluted earnings per ADS represents non-GAAP diluted earnings per share after adjustment to the ordinary share-to-ADS ratio.

Free cash flow represents net cash provided by operating activities as presented in our consolidated cash flow statement less purchases of property and equipment (excluding acquisition of land use rights and construction in progress relating to office campuses) and other intangible assets, as well as adjustments to exclude from net cash provided by operating activities the consumer protection fund deposits from merchants on our marketplaces. Prior to April 1, 2020, we also deducted acquisition of licensed copyrights from cash flows from investing activities. After our adoption of Accounting Standards Update (“ASU”) 2019-02, “Entertainment — Films — Other Assets — Film Costs (Subtopic 926-20) and Entertainment — Broadcasters — Intangibles — Goodwill and Other (Subtopic 920-350),” on April 1, 2020, we changed the classification of cash outflows for the acquisition of licensed copyrights from investing activities to operating activities in the consolidated statements of cash flows, prospectively beginning on April 1, 2020. We deduct certain items of cash flows from investing activities in order to provide greater transparency into cash flow from our revenue-generating business operations. We exclude “acquisition of land use rights and construction in progress relating to office campuses” because the office campuses are used by us for corporate and administrative purposes and are not directly related to our revenue-generating business operations. We also exclude consumer protection fund deposits from merchants on our marketplaces because these deposits are restricted for the purpose of compensating consumers for claims against merchants.

The following table sets forth a reconciliation of our net income to adjusted EBITA and adjusted EBITDA for the periods indicated:

	Year ended March 31,
	2019	2020	2021
	RMB	RMB	RMB	US$

	(in millions)
Net income	80,234	140,350	143,284	21,869
Less: Interest and investment income, net	(44,106)	(72,956)	(72,794)	(11,110)
Add: Interest expense	5,190	5,180	4,476	683
Less: Other income, net	(221)	(7,439)	(7,582)	(1,157)
Add: Income tax expenses	16,553	20,562	29,278	4,469
Add: Share of results of equity method investees	(566)	5,733	(6,984)	(1,066)
Income from operations	57,084	91,430	89,678	13,688
Add: Share‑based compensation expense	37,491	31,742	50,120	7,650
Add: Amortization and impairment of intangible assets	10,727	13,388	12,427	1,896
Add: Fine imposed pursuant to China’s Anti-monopoly Law(1)	—	—	18,228	2,782
Add: Impairment of goodwill	—	576	—	—
Add: Settlement of U.S. federal class action lawsuit	1,679	—	—	—
Adjusted EBITA	106,981	137,136	170,453	26,016
Add: Depreciation of property and equipment, and operating lease cost relating to land use rights	14,962	20,523	26,389	4,028
Adjusted EBITDA	121,943	157,659	196,842	30,044
(1)	For a description of the relevant PRC Anti-monopoly investigation and administrative penalty decision, see “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal and Administrative Proceedings — PRC Anti-monopoly Investigation and Administrative Penalty Decision.”

The following table sets forth a reconciliation of adjusted EBITA for core commerce to marketplace-based core commerce adjusted EBITA for the periods indicated:

	Year ended March 31,
	2019	2020	2021
	RMB	RMB	RMB	US$

	(in millions)
Adjusted EBITA for core commerce	136,167	165,800	194,512	29,688
Less: Effects of New Retail businesses, Local Consumer Services, Lazada, Taobao Deals, Cainiao Network, and others(1)	30,699	30,230	34,622	5,285
Marketplace‑based core commerce adjusted EBITA(1)	166,866	196,030	229,134	34,973
(1)	In fiscal year 2021, for purposes of presenting our marketplace-based core commerce adjusted EBITA, we expanded the list of new initiative businesses that we break out in order to present the progress of our strategic investments as well as the profitability of our marketplace-based core commerce businesses on a like-for-like basis. The new initiative businesses, which now include mainly our New Retail businesses, Local Consumer Services, Lazada, Taobao Deals and Cainiao Network, represent strategic areas where we are executing to capture incremental opportunities. Comparative figures are presented in the same manner accordingly.

The following table sets forth a reconciliation of our net income to non-GAAP net income for the periods indicated:

	Year ended March 31,
	2019	2020	2021
	RMB	RMB	RMB	US$

	(in millions)
Net income	80,234	140,350	143,284	21,869
Add: Share‑based compensation expense	37,491	31,742	50,120	7,650
Add: Amortization and impairment of intangible assets	10,727	13,388	12,427	1,896
Add: Impairment of investments and goodwill	11,360	25,656	14,737	2,250
Less: Gain on deemed disposals/disposals/revaluation of investments and others	(47,525)	(4,764)	(66,305)	(10,120)
Add: Fine imposed pursuant to China’s Anti-monopoly Law(1)	—	—	18,228	2,782
Less: Gain in relation to the receipt of the 33% equity interest in Ant Group	—	(71,561)	—	—
Add: Settlement of U.S. federal class action lawsuit	1,679	—	—	—
Add: Amortization of excess value receivable arising from the restructuring of commercial arrangements with Ant Group	264	97	—	—
Adjusted for tax effects on non‑GAAP adjustments(2)	(823)	(2,429)	(506)	(77)
Non‑GAAP net income	93,407	132,479	171,985	26,250
(1)	For a description of the relevant PRC Anti-monopoly investigation and administrative penalty decision, see “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal and Administrative Proceedings — PRC Anti-monopoly Investigation and Administrative Penalty Decision.”
(2)	Tax effects on non-GAAP adjustments primarily comprised of tax effects relating to certain gains and losses from investments, share-based compensation expense and amortization and impairment of intangible assets.

The following table sets forth a reconciliation of our diluted earnings per share/ADS to non-GAAP diluted earnings per share/ADS for the periods indicated:

	Year ended March 31,
	2019	2020	2021
	RMB	RMB	RMB	US$

	(in millions, except per share data)
Net income attributable to ordinary shareholders	87,600	149,263	150,308	22,941
Less: Dilution effect on earnings arising from share‑based awards operated by equity method investees and subsidiaries	(42)	(48)	(55)	(8)
Net income attributable to ordinary shareholders for computing diluted earnings per share/ADS	87,558	149,215	150,253	22,933
Add: Non‑GAAP adjustments to net income(1)	13,173	(7,871)	28,701	4,381
Non‑GAAP net income attributable to ordinary shareholders for computing non‑GAAP diluted earnings per share/ADS	100,731	141,344	178,954	27,314
Weighted average number of shares on a diluted basis (million shares)(2)	20,988	21,346	21,982
Diluted earnings per share(2)(3)	4.17	6.99	6.84	1.04
Add: Non-GAAP adjustments to net income per share(2)(4)	0.63	(0.37)	1.30	0.20
Non‑GAAP diluted earnings per share(2)(5)	4.80	6.62	8.14	1.24
Diluted earnings per ADS(3)	33.38	55.93	54.70	8.35
Add: Non‑GAAP adjustments to net income per ADS(4)	5.02	(2.95)	10.45	1.59
Non‑GAAP diluted earnings per ADS(5)	38.40	52.98	65.15	9.94
(1)	See the table above regarding the reconciliation of net income to non-GAAP net income for more information of these non-GAAP adjustments.
(2)	For the year ended March 31, 2019, weighted average number of shares and earnings per share have been retrospectively adjusted for the Share Split that became effective on July 30, 2019.
(3)	Diluted earnings per share is derived from net income attributable to ordinary shareholders for computing diluted earnings per share divided by weighted average number of shares on a diluted basis. Diluted earnings per ADS is derived from the diluted earnings per share after adjustment to the ordinary share-to-ADS ratio.

(4)	Non-GAAP adjustments to net income per share is derived from non-GAAP adjustments to net income divided by weighted average number of shares on a diluted basis. Non-GAAP adjustment to net income per ADS is derived from the non-GAAP adjustment to net income per share after adjustment to the ordinary share-to-ADS ratio.
(5)	Non-GAAP diluted earnings per share is derived from non-GAAP net income attributable to ordinary shareholders for computing non-GAAP diluted earnings per share divided by weighted average number of shares on a diluted basis. Non-GAAP diluted earnings per ADS is derived from the non-GAAP diluted earnings per share after adjustment to the ordinary share-to-ADS ratio.

The following table sets forth a reconciliation of net cash provided by operating activities to free cash flow for the periods indicated:

	Year ended March 31,
	2019	2020	2021
	RMB	RMB	RMB	US$

	(in millions)
Net cash provided by operating activities(1)	150,975	180,607	231,786	35,378
Less: Purchase of property and equipment (excluding land use rights and construction in progress relating to office campuses)	(32,336)	(24,662)	(36,160)	(5,519)
Less: Acquisition of licensed copyrights(1) and other intangible assets	(14,161)	(12,836)	(1,735)	(265)
Less: Changes in the consumer protection fund deposits	—	(12,195)	(21,229)	(3,241)
Free cash flow	104,478	130,914	172,662	26,353
(1)	We adopted ASU 2019-02, “Entertainment — Films — Other Assets — Film Costs (Subtopic 926-20) and Entertainment — Broadcasters — Intangibles — Goodwill and Other (Subtopic 920-350),” on April 1, 2020. As a result of our adoption of this new accounting update, we are now reporting cash outflows for the acquisition of licensed copyrights as operating activities in the consolidated statements of cash flows prospectively beginning on April 1, 2020. Prior to our adoption of ASU 2019-02, cashoutflows for the acquisition of licensed copyrights were previously classified as investing activities in the consolidated statements of cash flows.

Comparison of Fiscal Years 2020 and 2021

Revenue

	Year ended March 31,
	2020	2021
	RMB	RMB	US$	% Change

	(in millions, except percentages)
Core commerce:
China commerce retail	332,750	473,683	72,298	42%
China commerce wholesale	12,427	14,322	2,186	15%
International commerce retail	24,323	34,455	5,259	42%
International commerce wholesale	9,594	14,396	2,197	50%
Cainiao logistics services	22,233	37,258	5,687	68%
Local Consumer Services	25,440	31,537	4,813	24%
Others	9,337	15,495	2,365	66%
Total core commerce	436,104	621,146	94,805	42%
Cloud computing	40,016	60,120	9,176	50%
Digital media and entertainment(1)	29,094	31,186	4,760	7%
Innovation initiatives and others(1)	4,497	4,837	739	8%
Total revenue	509,711	717,289	109,480	41%
(1)	Beginning on April 1, 2020, we reclassified revenue from our self-developed online games business, which was previously reported under the innovation initiatives and others segment, as revenue from digital media and entertainment segment because it has moved beyond the incubation stage. This reclassification conforms to the way that we manage and monitor segment performance. Comparative figures were reclassified to conform to this presentation.

Total revenue increased by 41% from RMB509,711 million in fiscal year 2020 to RMB717,289 million (US$109,480 million) in fiscal year 2021. The increase was mainly driven by the robust revenue growth of our China commerce retail business, which includes the consolidation of Sun Art starting in October 2020, and the strong revenue growth of cloud computing and Cainiao logistics services businesses. Excluding the consolidation of Sun Art, our revenue would have grown 32% year-over-year to RMB674,420 million (US$102,937 million).

Core commerce segment

China commerce retail

	Year ended March 31,
	2020	2021
	RMB	RMB	US$	% Change

	(in millions, except percentages)
Revenue
China commerce retail business
Customer management(1)	246,482	306,070	46,715	24%
Others(2)	86,268	167,613	25,583	94%
Total	332,750	473,683	72,298	42%
(1)	In fiscal year 2021, we presented our commission revenue as part of customer management revenue in order to better reflect our value proposition to merchants on our platforms. Comparative figures are presented in the same manner accordingly.
(2)	“Others” revenue under China commerce retail is primarily generated by our New Retail and direct sales businesses, comprising mainly Tmall Supermarket, Sun Art, Freshippo, direct import and Intime.

Revenue from our China commerce retail business in fiscal year 2021 was RMB473,683 million (US$72,298 million), an increase of 42% compared to RMB332,750 million in fiscal year 2020. Customer management revenue grew 24% year-over-year, primarily due to robust growth in revenue from new monetization formats, such as recommendation feeds, increases in both average unit price per click and the volume of paid clicks in search monetization, as well as the robust growth of online physical goods GMV on our China retail marketplaces, excluding unpaid orders.

“Others” revenue under China commerce retail business in fiscal year 2021 was RMB167,613 million (US$25,583 million), achieving year-over-year growth of 94% compared to RMB86,268 million in fiscal year 2020, primarily driven by the consolidation of Sun Art, as well as the contributions from our direct sales businesses, including Tmall Supermarket and Freshippo.

China commerce wholesale

Revenue from our China commerce wholesale business in fiscal year 2021 was RMB14,322 million (US$2,186 million), an increase of 15% compared to RMB12,427 million in fiscal year 2020. The increase was primarily due to increases in both average revenue from paying members and the number of paying members on 1688.com.

International commerce retail

Revenue from our international commerce retail business in fiscal year 2021 was RMB34,455 million (US$5,259 million), an increase of 42% compared to RMB24,323 million in fiscal year 2020. The increase was primarily due to the growth in revenue generated by Lazada and Trendyol.

International commerce wholesale

Revenue from our international commerce wholesale business in fiscal year 2021 was RMB14,396 million (US$2,197 million), an increase of 50% compared to RMB9,594 million in fiscal year 2020. The increase was primarily due to an increase in the number of paying members on Alibaba.com, as well as an increase in revenue generated by cross-border related value-added services.

Cainiao logistics services

Revenue from Cainiao Network’s logistics services, which represents revenue from its domestic and international one-stop-shop logistics services and supply chain management solutions, after elimination of inter-company transactions, was RMB37,258 million (US$5,687 million) in fiscal year 2021, an increase of 68% compared to RMB22,233 million in fiscal year 2020, primarily due to the increases in both volume of orders fulfilled and average revenue per order from our fast growing cross-border and international commerce retail businesses.

Local Consumer Services

Revenue from Local Consumer Services, which primarily represents platform commissions, fees from provision of delivery services and other services provided by our on-demand delivery and local services platform Ele.me, was RMB31,537 million (US$4,813 million) in fiscal year 2021, an increase of 24% compared to RMB25,440 million in fiscal year 2020, primarily due to an increase in GMV.

Cloud computing segment

Revenue from our cloud computing business in fiscal year 2021 was RMB60,120 million (US$9,176 million), an increase of 50% compared to RMB40,016 million in fiscal year 2020, primarily driven by growth in revenue from customers in the Internet, the public sector and finance industries.

Digital media and entertainment segment

Revenue from our digital media and entertainment business in fiscal year 2021 was RMB31,186 million (US$4,760 million), an increase of 7% compared to RMB29,094 million in fiscal year 2020. The increase was primarily due to the increase in revenue from online games business, partly offset by the decrease in revenue from customer management.

Innovation initiatives and others segment

Revenue from innovation initiatives and others in fiscal year 2021 was RMB4,837 million (US$739 million), an increase of 8% compared to RMB4,497 million in fiscal year 2020.

Cost of Revenue

	Year ended March 31,
	2020	2021
	RMB	RMB	US$	% Change

	(in millions, except percentages)
Cost of revenue	282,367	421,205	64,289	49%
Percentage of revenue	55%	59%
Share-based compensation expense included in cost of revenue	7,322	11,224	1,713	53%
Percentage of revenue	1%	2%
Cost of revenue excluding share-based compensation expense	275,045	409,981	62,576	49%
Percentage of revenue	54%	57%

Our cost of revenue increased by 49% from RMB282,367 million in fiscal year 2020 to RMB421,205 million (US$64,289 million) in fiscal year 2021. The increase was primarily due to an increase of RMB74,895 million in cost of inventory in relation to our New Retail and direct sales businesses which includes the consolidation of Sun Art, an increase of RMB24,088 million in logistics costs in relation to the fulfillment and delivery services for our retail commerce and Local Consumer Services businesses, and an increase of RMB10,631 million in depreciation expenses and bandwidth and co-location fees as a result of our investments in our core commerce and cloud computing businesses. Without the effect of share-based compensation expenses, cost of revenue as a percentage of revenue would have increased from 54% in fiscal year 2020 to 57% in fiscal year 2021. The increase was primarily attributable to higher proportion of our direct sales businesses from the consolidation of Sun Art as well as the growth of our Tmall Supermarket, which resulted in increased cost of inventory. As we continue to invest in New Retail and direct sales businesses, globalization, Local Consumer Services, user acquisition and engagement, user experience and infrastructure, we expect our cost of revenue will increase in absolute dollar amounts and may increase as a percentage of revenue.

Product Development Expenses

	Year ended March 31,
	2020	2021
	RMB	RMB	US$	% Change

	(in millions, except percentages)
Product development expenses	43,080	57,236	8,736	33%
Percentage of revenue	9%	8%
Share-based compensation expense included in product development expenses	13,654	21,474	3,278	57%
Percentage of revenue	3%	3%
Product development expenses excluding share-based compensation expense	29,426	35,762	5,458	22%
Percentage of revenue	6%	5%

Our product development expenses increased by 33% from RMB43,080 million in fiscal year 2020 to RMB57,236 million (US$8,736 million) in fiscal year 2021. The increase was primarily due to an increase in payroll and benefits expenses, including share-based compensation expense. Without the effect of share-based compensation expense, product development expenses as a percentage of revenue would have decreased from 6% in fiscal year 2020 to 5% in fiscal year 2021. We expect our product development expenses will increase in absolute amounts and may increase as a percentage of revenue, as we increase our investments in technology, research and development.

Sales and Marketing Expenses

	Year ended March 31,
	2020	2021
	RMB	RMB	US$	% Change

	(in millions, except percentages)
Sales and marketing expenses	50,673	81,519	12,442	61%
Percentage of revenue	10%	11%
Share-based compensation expense included in sales and marketing expenses	3,830	5,323	812	39%
Percentage of revenue	1%	0%
Sales and marketing expenses excluding share-based compensation expense	46,843	76,196	11,630	63%
Percentage of revenue	9%	11%

Our sales and marketing expenses increased by 61% from RMB50,673 million in fiscal year 2020 to RMB81,519 million (US$12,442 million) in fiscal year 2021. The increase was primarily due to an increase in marketing and promotional spending for user acquisition and retention on our China retail marketplaces. Without the effect of share-based compensation expense, sales and marketing expenses as a percentage of revenue would have increased from 9% in fiscal year 2020 to 11% in fiscal year 2021. We expect our sales and marketing expenses will increase in absolute amounts and may increase as a percentage of revenue as we continue to invest in marketing and promotion.

General and Administrative Expenses

	Year ended March 31,
	2020	2021
	RMB	RMB	US$	% Change

	(in millions, except percentages)
General and administrative expenses	28,197	55,224	8,429	96%
Percentage of revenue	5%	8%
Share-based compensation expense included in general and administrative expenses	6,936	12,099	1,847	74%
Percentage of revenue	1%	2%
Fine imposed pursuant to China’s Anti-monopoly Law	—	18,228	2,782	N/A
Percentage of revenue	—	3%
General and administrative expenses excluding share-based compensation expense and fine imposed pursuant to China’s Anti-monopoly Law	21,261	24,897	3,800	17%
Percentage of revenue	4%	3%

Our general and administrative expenses increased by 96% from RMB28,197 million in fiscal year 2020 to RMB55,224 million (US$8,429 million) in fiscal year 2021. The increase was primarily due to the fine imposed pursuant to China’s Anti-monopoly Law in the amount of RMB18,228 million (US$2,782 million), as well as an increase in payroll and benefits expenses, including share-based compensation expense. Without the effect of the above-mentioned fine imposed and share-based compensation expense, general and administrative expenses as a percentage of revenue would have decreased from 4% in fiscal year 2020 to 3% in fiscal year 2021.

Amortization and impairment of Intangible Assets

	Year ended March 31,
	2020	2021
	RMB	RMB	US$	% Change

	(in millions, except percentages)
Amortization and impairment of intangible assets	13,388	12,427	1,896	(7)%
Percentage of revenue	3%	1%

Amortization and impairment of intangible assets decreased by 7% from RMB13,388 million in fiscal year 2020 to RMB12,427 million (US$1,896 million) in fiscal year 2021. This decrease was mainly due to an impairment loss of intangible assets recorded in fiscal year 2020.

Income from Operations and Operating Margin

	Year ended March 31,
	2020	2021
	RMB	RMB	US$	% Change

	(in millions, except percentages)
Income from operations	91,430	89,678	13,688	(2)%
Percentage of revenue	18%	13%
Share-based compensation expense included in income from operations	31,742	50,120	7,650	58%
Percentage of revenue	6%	7%
Fine imposed pursuant to China’s Anti-monopoly Law	—	18,228	2,782	N/A
Percentage of revenue	—	3%
Income from operations excluding share-based compensation expense and fine imposed pursuant to China’s Anti-monopoly Law	123,172	158,026	24,120	28%
Percentage of revenue	24%	23%

Our income from operations decreased by 2% from RMB91,430 million, or 18% of revenue, in fiscal year 2020 to RMB89,678 million (US$13,688 million), or 13% of revenue, in fiscal year 2021. The year-over-year decrease was primarily due to the fine imposed pursuant to China’s Anti-monopoly Law in the amount of RMB18,228 million (US$2,782 million), as well as an increase in share-based compensation expense related to Ant Group share-based awards granted to our employees of RMB16,054 million. Without the effect of the above-mentioned fine imposed and share-based compensation expense, our income from operations would have increased by 28% from RMB123,172 million, or 24% of revenue in fiscal year 2020 to RMB158,026 million (US$24,120 million), or 23% of revenue in fiscal year 2021.

Adjusted EBITA and adjusted EBITA margin

Adjusted EBITA and adjusted EBITA margin by segments are set forth in the table below. See the section entitled “— Segment Information for Fiscal Years 2019, 2020 and 2021” above for a reconciliation of income (loss) from operations to adjusted EBITA.

	Year ended March 31,
	2020		2021
		% of Segment			% of Segment
	RMB	Revenue	RMB	US$	Revenue

	(in millions, except percentages)
Core commerce	165,800	38%	194,512	29,688	31%
Cloud computing	(1,414)	(4)%	(166)	(25)	(0)%
Digital media and entertainment(1)	(11,446)	(39)%	(6,118)	(934)	(20)%
Innovation initiatives and others(1)	(8,485)	(189)%	(10,257)	(1,566)	(212)%
(1)	Beginning on April 1, 2020, we reclassified the results of our self-developed online games business, which was previously reported under the innovation initiatives and others segment, to the digital media and entertainment segment because it has moved beyond the incubation stage. This reclassification conforms to the way that we manage and monitor segment performance. Comparative figures were reclassified to conform to this presentation.

Core commerce segment

Adjusted EBITA increased by 17% to RMB194,512 million (US$29,688 million) in fiscal year 2021, compared to RMB165,800 million in fiscal year 2020, primarily due to marketplace-based core commerce adjusted EBITA increasing 17% year-over-year from RMB196,030 million in fiscal year 2020 to RMB229,134 million (US$34,973 million) in fiscal year 2021, partly offset by our increased strategic investments in certain new businesses within China retail marketplaces, such as Taobao Deals. In fiscal year 2021, for purposes of presenting our marketplace-based core commerce adjusted EBITA, we expanded the list of new initiative businesses that we break out in order to present the progress of our strategic investments as well as the profitability of our marketplace-based core commerce businesses on a like-for-like basis. The new initiative businesses, which now include mainly our New Retail businesses, Local Consumer Services, Lazada, Taobao Deals and Cainiao Network, represent strategic areas where we are executing to capture incremental opportunities. Comparative figures are presented in the same manner accordingly.

Adjusted EBITA margin decreased from 38% in fiscal year 2020 to 31% in fiscal year 2021 primarily due to the consolidation of Sun Art, as well as the increased revenue contribution from our self-operated New Retail and direct sales businesses, in respect of which revenue is recorded on a gross basis, including the cost of inventory.

See the section entitled “— Non-GAAP Measures” above for a reconciliation of adjusted EBITA for core commerce to marketplace-based core commerce adjusted EBITA.

Cloud computing segment

Adjusted EBITA in fiscal year 2021 was a loss of RMB166 million (US$25 million), compared to a loss of RMB1,414 million in fiscal year 2020, primarily attributable to the realization of economies of scale.

Digital media and entertainment segment

Adjusted EBITA in fiscal year 2021 was a loss of RMB6,118 million (US$934 million), compared to a loss of RMB11,446 million in fiscal year 2020. Adjusted EBITA margin improved to negative 20% in fiscal year 2021 from negative 39% in fiscal year 2020, primarily due to reduced losses in Youku and increased contribution from our online games business.

Innovation initiatives and others segment

Adjusted EBITA in fiscal year 2021 was a loss of RMB10,257 million (US$1,566 million), compared to a loss of RMB8,485 million in fiscal year 2020. The increase in adjusted EBITA loss was primarily due to our investments in technological research and innovation.

Interest and Investment Income, Net

Our interest and investment income, net, decreased from RMB72,956 million in fiscal year 2020 to RMB72,794 million (US$11,110 million) in fiscal year 2021. In fiscal year 2021, we recognized a one-time gain of RMB6.4 billion (US$977 million) arising from the revaluation of our previously held equity interest in Sun Art upon our consolidation in October 2020. In fiscal year 2020, we recognized one-time gains of RMB71.6 billion and RMB10.3 billion in relation to the receipt of the 33% equity interest in Ant Group and our deconsolidation of the AliExpress Russia businesses, respectively. The year-over-year decrease in such gains was partly offset by net gains arising from changes in the fair values of our investments in fiscal year 2021, compared to net losses in fiscal year 2020.

Interest Expense

Our interest expense in fiscal year 2021 was RMB4,476 million (US$683 million), compared to RMB5,180 million in fiscal year 2020.

Other Income, Net

Our other income, net in fiscal year 2021 was RMB7,582 million (US$1,157 million), compared to RMB7,439 million in fiscal year 2020.

Income Tax Expenses

Our income tax expenses increased by 42% from RMB20,562 million in fiscal year 2020 to RMB29,278 million (US$4,469 million) in fiscal year 2021. Our effective tax rate increased to 18% in fiscal year 2021 from 12% in fiscal year 2020. Excluding the fine imposed pursuant to China’s Anti-monopoly Law, share-based compensation expense, revaluation and disposal gains/losses of investments, impairment of investments, as well as the deferred tax effects on basis differences arising from our share of results of equity method investees, our effective tax rate would have been 15% in fiscal year 2021.

Share of Results of Equity Method Investees

Share of results of equity method investees in fiscal year 2021 was a profit of RMB6,984 million (US$1,066 million), compared to a loss of RMB5,733 million in fiscal year 2020. We record our share of results of all equity method investees one quarter in arrears.

Share of results of equity method investees in fiscal years 2020 and 2021 consisted of the following:

	Year ended March 31,
	2020	2021
	RMB	RMB	US$

	(in millions)
Share of profit (loss) of equity method investees:
Ant Group (1)	5,324	19,693	3,006
Others	3,332	(1,016)	(155)
Impairment loss	(11,824)	(7,256)	(1,107)
Dilution (loss) gain	(108)	409	62
Others (2)	(2,457)	(4,846)	(740)
Total	(5,733)	6,984	1,066
(1)	We received the 33% equity interest in Ant Group on September 23, 2019. Similar to other equity method investees, we record our share of results of Ant Group one quarter in arrears. As such, the share of profit of Ant Group in fiscal year 2020 reflects our share of profit of Ant Group for the period from the day following receipt of the equity interest to the end of the quarter on December 31, 2019.
(2)	Others mainly include amortization of intangible assets of equity method investees and share-based compensation expense related to share-based awards granted to employees of our equity method investees

Net Income

As a result of the foregoing, our net income increased by 2% from RMB140,350 million in fiscal year 2020 to RMB143,284 million (US$21,869 million) in fiscal year 2021.

Comparison of Fiscal Years 2019 and 2020

For a discussion of our results of operations for the fiscal year ended March 31, 2019 compared with the fiscal year ended March 31, 2020, see exhibit 99.1, “Updated Part I, Item 5. Operating and Financial Review and Prospects — A. Operating Results, from the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2020, as filed with the Securities and Exchange Commission on July 9, 2020,” filed on Form 6-K, dated February 2, 2021.

B.   Liquidity and Capital Resources

We fund our operations and strategic investments from cash generated from our operations and through debt and equity financing. We generated RMB150,975 million, RMB180,607 million and RMB231,786 million (US$35,378 million) of cash from operating activities for fiscal years 2019, 2020 and 2021, respectively. As of March 31, 2021, we had cash and cash equivalents and short-term investments of RMB321,262 million (US$49,034 million) and RMB152,376 million (US$23,257 million), respectively. Short-term investments include investments in fixed deposits with maturities between three months and one year and investments in wealth management products and other investments whereby we have the intention to redeem within one year.

In November 2014, we issued unsecured senior notes, including floating rate and fixed rate notes, with varying maturities for an aggregate principal amount of US$8.0 billion. Interest on the unsecured senior notes is payable in arrears, quarterly for the floating rate notes and semi-annually for the fixed rate notes. We used the proceeds from the issuance of the unsecured senior notes to refinance our previous syndicated loan arrangements in the same amount. We are not subject to any financial covenant or other significant operating covenants under the unsecured senior notes. See note 21 to our audited consolidated financial statements included in this annual report for further information on unsecured senior notes.

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

In April 2017, we entered into a revolving credit facility agreement with certain financial institutions for an amount of US$5.15 billion, which we did not draw down during the availability period. The interest rate for this credit facility is calculated based on LIBOR plus 95 basis points. This loan facility is reserved for future general corporate and working capital purposes (including funding our acquisitions). In June 2021, the terms of this facility were amended and the amount of the credit facility was increased to US$6.5 billion. The expiration date of the credit facility was extended to June 2026. Under the amended terms of the facility, the interest rate on any outstanding utilized amount will be calculated based on LIBOR plus 80 basis points. We have not yet drawn down this facility.

In November 2017 and November 2019, we repaid US$3.55 billion of our US$8.0 billion unsecured senior notes that became due. In December 2017, we issued an additional aggregate of US$7.0 billion unsecured senior notes.

In February 2021, we issued unsecured fixed rate senior notes with varying maturities for an aggregate principal amount of US$5.0 billion. Interest on the unsecured senior notes is payable semi-annually. Except for the sustainability notes we set aside for an aggregate principal amount of US$1.0 billion, we intend to use the proceeds from the issuance of the remaining unsecured senior notes for general corporate purposes, including working capital needs, repayment of offshore debt and potential acquisitions of or investments in complementary businesses. We intend to use the net proceeds from the issuance of the sustainability notes to finance or refinance, in whole or in part, one or more of our new or existing eligible projects in accordance with our sustainable finance framework as described in the preliminary prospectus supplement and the final prospectus supplement, when available, relating to the offering. Examples of eligible projects include those in the sectors of green buildings, energy efficiency, COVID-19 crisis response, renewable energy and circular economy and design. See note 21 to our audited consolidated financial statements included in this annual report for further information on unsecured senior notes.

As of March 31, 2021, we also had other bank borrowings of RMB15,788 million (US$2,410 million), primarily used for our capital expenditures in relation to the construction of corporate campuses, office facilities and infrastructure for logistics business, and for other working capital purposes. See note 20 to our audited consolidated financial statements included in this annual report for further information.

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

The following table sets out a summary of our cash flows for the periods indicated:

	Year ended March 31,
	2019	2020	2021
	RMB	RMB	RMB	US$

	(in millions)
Net cash provided by operating activities (1)	150,975	180,607	231,786	35,378
Net cash used in investing activities (1)	(151,060)	(108,072)	(244,194)	(37,271)
Net cash (used in) provided by financing activities	(7,392)	70,853	30,082	4,591
(1)	We adopted ASU 2019-02, “Entertainment — Films — Other Assets — Film Costs (Subtopic 926-20) and Entertainment — Broadcasters — Intangibles — Goodwill and Other (Subtopic 920-350),” on April 1, 2020. As a result of our adoption of this new accounting update, we are now reporting cash outflows for the acquisition of licensed copyrights as operating activities in the consolidated statements of cash flows prospectively beginning on April 1, 2020. Prior to our adoption of ASU 2019-02, cash outflows for the acquisition of licensed copyrights were previously classified as investing activities in the consolidated statements of cash flows.

Cash Flows from Operating Activities

Cash provided by operating activities in fiscal year 2021 was RMB231,786 million (US$35,378 million), and primarily consisted of net income of RMB143,284 million (US$21,869 million), as adjusted for non-cash items and the effects of changes in working capital and other activities. Adjustments for non-cash items primarily included gain related to equity securities and other investments of RMB57,930 million (US$8,842 million), share-based compensation expense of RMB50,120 million (US$7,650 million), depreciation of property and equipment, and operating lease cost relating to land use rights of RMB26,389 million (US$4,028 million) and amortization of intangible assets and licensed copyrights of RMB21,520 million (US$3,284 million). Changes in working capital and other activities primarily consisted of an increase of RMB77,357 million (US$11,807 million) in accrued expenses, accounts payable and other liabilities mainly as a result of the growth of our business as well as the consumer protection fund deposits received from merchants on our marketplaces, and an increase of RMB14,162 million (US$2,162 million) in deferred revenue and customer advances, partially offset by an increase of RMB43,611 million (US$6,656 million) in prepayments, receivables and other assets, and long-term licensed copyrights, mainly as a result of the growth of our business.

Cash provided by operating activities in fiscal year 2020 was RMB180,607 million, and primarily consisted of net income of RMB140,350 million, as adjusted for non-cash items and the effects of changes in working capital and other activities. Adjustments for non-cash items primarily included gain in relation to the receipt of the 33% equity interest in Ant Group of RMB71,561 million, share-based compensation expense of RMB31,742 million, amortization of intangible assets and licensed copyrights of RMB21,904 million and depreciation of property and equipment, and operating lease cost relating to land use rights of RMB20,523 million. Changes in working capital and other activities primarily consisted of an increase of RMB56,690 million in accrued expenses, accounts payable and other liabilities mainly as a result of the growth of our business as well as the consumer protection fund deposits received from merchants on our marketplaces, and an increase of RMB7,914 million in deferred revenue and customer advances, partially offset by an increase of RMB43,386 million in prepayments, receivables and other assets, mainly as a result of the growth of our business. The increase in accrued expenses, accounts payable and other liabilities and prepayments, receivables and other assets were also attributable to the adoption of new lease standard which resulted in the recognition of operating lease liabilities and right-of-use assets on the balance sheet.

Cash Flows from Investing Activities

Cash used in investing activities in fiscal year 2021 was RMB244,194 million (US$37,271 million), and was primarily attributable to an increase in short-term investments by RMB114,826 million (US$17,526 million), cash outflow of RMB95,312 million (US$14,547 million) in relation to our equity and other investments mainly held for strategic purposes, and cash paid for business combinations, net of cash acquired, capital expenditures of RMB41,450 million (US$6,326 million) primarily in connection with the purchase of computer equipment and construction of data centers, our investments in infrastructure of logistics services and New Retail businesses, as well as our continued expansion of our corporate campuses, partially offset by proceeds from disposal of subsidiaries, equity method investees, equity securities and other investments of RMB9,692 million (US$1,479 million). We adopted ASU 2019-02, “Entertainment — Films — Other Assets — Film Costs (Subtopic 926-20) and Entertainment — Broadcasters — Intangibles — Goodwill and Other (Subtopic 920-350),” on April 1, 2020. As a result of our adoption of this new accounting update, we are now reporting cash outflows for the acquisition of licensed copyrights as operating activities in the consolidated statements of cash flows prospectively beginning on April 1, 2020. Prior to our adoption of ASU 2019-02, cash outflows for the acquisition of licensed copyrights were previously classified as investing activities in the consolidated statements of cash flows.

Cash used in investing activities in fiscal year 2020 was RMB108,072 million, and was primarily attributable to cash outflow of RMB56,873 million in relation to our equity and other investments mainly held for strategic purposes, including Meinian Onehealth Healthcare, Red Star Macalline, STO Express and China TransInfo, and cash paid for business combinations, net of cash acquired, including Kaola, capital expenditures and acquisition of licensed copyrights and other intangible assets of RMB45,386 million primarily in connection with the purchase of computer equipment and licensed copyrights, as well as the continued expansion of our corporate campuses and our investments in infrastructure of logistics services and New Retail businesses and data centers, an increase in short-term investments by RMB24,907 million, partially offset by proceeds from disposal of subsidiaries, equity method investees, equity securities and other investments of RMB18,769 million. In addition, in connection with the receipt of the 33% equity interest in Ant Group, the net cash impact is minimal because the consideration paid was fully funded by the amount we received for the transfer of certain intellectual property and assets to Ant Group.

Cash Flows from Financing Activities

Cash provided by financing activities in fiscal year 2021 was RMB30,082 million (US$4,591 million), and was primarily attributable to net proceeds of RMB32,008 million (US$4,885 million) from issuance of unsecured senior notes.

Cash provided by financing activities was RMB70,853 million in fiscal year 2020, and was primarily attributable to net proceeds of RMB90,546 million from the issuance of shares in connection with our global offering and secondary listing in Hong Kong and cash injection from noncontrolling interests of RMB11,049 million, partly offset by repayment of unsecured senior notes of US$2,250 million and cash used to acquire additional shares of Cainiao Network from a third party.

Capital Expenditures

Our capital expenditures have been incurred primarily in relation to (i) the acquisition of computer equipment and construction of data centers relating to our cloud computing business and the operation of our mobile platforms and websites; (ii) the acquisition of infrastructure for logistics services and New Retail businesses and (iii) the acquisition of land use rights and construction of corporate campuses and office facilities. In fiscal years 2019, 2020 and 2021, our capital expenditures totaled RMB35,482 million, RMB32,550 million and RMB41,450 million (US$6,326 million), respectively.

Holding Company Structure

We are a holding company with no operation other than ownership of operating subsidiaries in mainland China, Hong Kong S.A.R., and elsewhere that own and operate our marketplaces and other businesses as well as a portfolio of intellectual property rights. As a result, we rely on dividends and other distributions paid by our operating subsidiaries, including funds to pay dividends to our shareholders or to service our outstanding debts. If our operating subsidiaries incur additional debt on their own behalf in the future, the instruments governing the debt may restrict the ability of our operating subsidiaries to pay dividends or make other distributions to us. In addition, applicable PRC law permits payment of dividends to us by our operating subsidiaries in China only out of their retained earnings, if any, determined in accordance with PRC accounting standards and regulations. Moreover, our operating subsidiaries in China are also required to set aside a portion of their net income, if any, each year to fund general reserves for appropriations until this reserve has reached 50% of the related subsidiary’s registered capital. These reserves are not distributable as cash dividends. In addition, registered share capital and capital reserve accounts are also restricted from distribution. As of March 31, 2021, these restricted net assets totaled RMB160.1 billion (US$24.4 billion). See note 23 to our audited consolidated financial statements included in this annual report.

Our holding company structure differs from some of our peers in that we hold our material assets and operations, except for ICP and other licenses for regulated activities as well as certain equity investments in restricted businesses, in our wholly-owned entities and most of our revenue is generated directly by our wholly-owned entities. As revenue is generated directly by our wholly-owned entities, our wholly-owned entities directly capture the profits and associated cash flow from operations, without having to rely on contractual arrangements to transfer cash flow from the variable interest entities to our wholly-owned entities. In fiscal years 2019, 2020 and 2021, the significant majority of our revenues were generated by our wholly owned-entities in China. See “Item 4. Information on the Company — C. Organizational Structure” for a description of these contractual arrangements and the structure of our company.

Inflation

Inflation in China has not materially impacted our results of operations in recent years. According to the National Bureau of Statistics of China, the year-over-year increase in the consumer price index in calendar years 2018, 2019 and 2020 was 2.1%, 2.9% and 2.5%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher inflation rates in China.

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

We consolidate our subsidiaries and the variable interest entities of which we are the primary beneficiary. On a periodic basis, we reconsider the initial determination of whether a legal entity is a consolidated entity upon the occurrence of certain events provided in Accounting Standards Codification (“ASC”) 810 “Consolidation.” We also continuously reconsider whether we are the primary beneficiary of our affiliated entities as facts and circumstances change.

Recognition of Revenue

Revenue is principally comprised of customer management revenue, membership fees, logistics services revenue, cloud computing services revenue, sales of goods and other revenue. Revenue represents the amount of consideration we are entitled to upon the transfer of promised goods or services in the ordinary course of our activities and is recorded net of VAT. Consistent with the criteria of ASC 606 “Revenue from Contracts with Customers,” we recognize revenue when performance obligations are satisfied by transferring control of a promised good or service to a customer. For performance obligations that are satisfied at a point in time, we also consider the following indicators to assess whether control of a promised good or service is transferred to the customer: (i) right to payment, (ii) legal title, (iii) physical possession, (iv) significant risks and rewards of ownership and (v) acceptance of the good or service. For performance obligations satisfied over time, we recognize revenue over time by measuring the progress toward complete satisfaction of a performance obligation.

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

For multiple element arrangements with customers, which primarily relate to the sale of proprietary cloud services packages, which include hardware, software licenses, software installation services and maintenance services, significant judgment is required to determine whether each good and service element is a distinct performance obligation and is separately accounted for. To determine whether a performance obligation is distinct, we consider its level of integration, customization, interdependence and interrelation with other elements within the arrangement. If an arrangement involves multiple distinct performance obligations, each distinct performance obligation is separately accounted for and the total consideration is allocated to each performance obligation based on the relative standalone selling prices at contract inception. If directly observable standalone selling prices are not available, we need to apply significant judgment and perform assessments on market conditions and entity-specific factors to estimate the standalone selling prices for each element. Changes in the estimated standalone selling price may cause the amount of revenue to be recognized for each performance obligation to differ, but the total amount of revenue to be recognized within a contract should not be affected. We periodically re-assess the standalone selling price of the elements as a result of changes in market conditions. Revenue recognition for P4P marketing services, in-feed marketing services and display marketing services on our China retail marketplaces does not require us to exercise significant judgment or estimate.

For certain arrangements, we apply significant judgment in determining whether we are acting as the principal or agent in a transaction. We are acting as the principal if we obtain control over the goods and services before they are transferred to customers. Generally, when we are primarily obligated in a transaction and are subject to inventory risk or have latitude in establishing prices, or have several but not all of these indicators, we act as the principal and record revenue on a gross basis. We act as the agent and record the net amount as revenue earned if we do not obtain control over the goods and services before they are transferred to the customers. We record P4P marketing services revenue and display marketing services revenue generated through third-party marketing affiliate programs on a gross basis. Commission revenue relating to the Taobaoke program generated through third-party marketing affiliate partners’ websites where we do not have latitude in establishing prices or we do not take inventory risks is recorded on a net basis, otherwise it is recorded on a gross basis. In addition, we report revenue from the sales of goods and revenue generated from certain platforms in which we operate as a principal on a gross basis.

Share-based Compensation Expense and Valuation of the Underlying Awards

Granting of share-based awards relating to our ordinary shares

We account for various types of share-based awards granted to the employees, consultants and directors of our company, our affiliates and/or certain other companies, such as Ant Group, in accordance with the authoritative guidance on share-based compensation expense. Upon the adoption of ASU 2018-07 on April 1, 2019, all share-based awards granted including RSUs, share options and restricted shares are measured at the grant date based on the fair value of the awards and were recognized as an expense over the requisite service period, which is generally the vesting period of the respective award, using the accelerated attribution method. The equity-classified share-based awards granted to consultants or non-employees before the adoption date of ASU 2018-07 are measured at fair value as of this date and are no longer re-measured at each reporting date through the vesting date. Under the accelerated attribution method, each vesting installment of a graded vesting award is treated as a separate share-based award, and accordingly each vesting installment is separately measured and attributed to expense, resulting in accelerated recognition of share-based compensation expense.

Share-based compensation expense is recorded net of estimated forfeitures in our consolidated income statements and accordingly is recorded only for those share-based awards that are expected to vest. We estimate the forfeiture rate based on historical forfeitures of share-based awards and adjust the rate to reflect changes when necessary. We revise our estimated forfeiture rate if actual forfeitures significantly differ from the initial estimates.

Determining the fair value of share-based awards requires significant judgment. The fair values of RSUs and restricted shares are determined based on the fair value of our ordinary shares. The market price of our publicly traded ADSs is used as an indicator of fair value for our ordinary shares.

We generally estimate the fair value of share options using the Black-Scholes valuation model, which requires inputs such as the fair value of our ordinary shares, risk-free interest rate, expected dividend yield, expected life and expected volatility.

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

Share-based awards relating to Ant Group

Junhan and Ant Group have granted share-based awards to our employees, and the awards will be settled by Junhan or Ant Group respectively. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Agreements and Transactions Related to Ant Group and Its Subsidiaries — Share-based Award Arrangements.”

These awards meet the definition of a financial derivative. The cost relating to these awards is recognized by us and the related expense is recognized over the requisite service period in the consolidated income statements with a corresponding credit to additional paid-in capital. Subsequent changes in the fair value of these awards are recorded in the consolidated income statements. The expenses relating to the awards granted by Junhan are re-measured at the fair value on each reporting date until their settlement dates. The expenses relating to the awards granted by Ant Group are re-measured at the fair value on each reporting date until their vesting dates or settlement dates. See note 8(d) to our audited consolidated financial statements included in this annual report. The fair value of the underlying equity is primarily determined with reference to the business enterprise value, or BEV, of Ant Group which is based on external information and information obtained from Ant Group. Given that the determination of the BEV of Ant Group requires judgment and is beyond our control, the magnitude of the related accounting impact is unpredictable and may affect our consolidated income statements significantly.

As of March 31, 2021, total unamortized share-based compensation expense related to our ordinary shares that we expect to recognize was RMB28,030 million (US$4,278 million), with a weighted-average remaining requisite service period of 2.0 years. To the extent the actual forfeiture rate is different from what we have anticipated, share-based compensation expense related to these awards will be different. In addition, share-based compensation expense will also be affected by changes in the fair value of awards granted to our employees by Junhan and Ant Group.

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

Deferred income tax is recognized for all temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available in the future against which the temporary differences, the carry forward of unused tax credits and unused tax losses could be utilized. Deferred income tax is provided in full, using the liability method. The deferred tax assets recognized are mainly related to the temporary differences arising from amortization of licensed copyrights and accrued expenses, which are not deductible until paid under the applicable PRC tax laws. We have also recognized deferred tax liabilities on the undistributed earnings generated by our subsidiaries in China, which are subject to withholding tax when the subsidiaries resolve to distribute dividends to us. We have also recognized deferred tax for temporary differences in relation to certain investments in equity method investees, equity securities and other investments. As of March 31, 2021, we have accrued the withholding tax on substantially all of the distributable earnings of the PRC subsidiaries, except for those undistributed earnings that we intend to invest indefinitely in the PRC. If the plan to invest the undistributed earnings indefinitely in the PRC changes or if these funds are in fact distributed outside of China, we would be required to accrue or pay the withholding tax on some or all of these undistributed earnings and our effective tax rate would be adversely affected.

Fair Value Determination Related to the Accounting for Business Combinations

A component of our growth strategy has been to acquire and integrate complementary businesses into our ecosystem. We complete business combinations from time to time that require us to perform purchase price allocations. In order to recognize the acquisition date amounts of assets acquired and liabilities assumed, mainly consisting of intangible assets and goodwill, as well as the fair value of any contingent consideration to be recognized, we use valuation techniques such as discounted cash flow analysis and ratio analysis with reference to comparable companies in similar industries under the income approach, market approach and cost approach. Major assumptions used in determining the fair value of these intangible assets include future growth rates and weighted average cost of capital. Most of the valuations of our acquired businesses have been performed by independent valuation specialists under our management’s supervision. We believe that the estimated fair value assigned to the assets acquired and liabilities assumed are based on reasonable assumptions and estimates that market participants would use. However, these assumptions are inherently uncertain and actual results could differ from those estimates.

Fair Value Determination Related to Financial Instruments Accounted for at Fair Value

We have a significant amount of financial instruments that are categorized within Level 2 and Level 3 according to ASC 820 “Fair Value Measurement.” The valuations for certain financial instruments categorized within Level 2, such as interest rate swap contracts and certain option agreements, are performed based on inputs derived from or corroborated by observable market data. Convertible and exchangeable bonds that do not have a quoted price are categorized within Level 2 or Level 3, of which the valuations are generally performed using valuation models such as the binomial model with unobservable inputs including risk-free interest rate and expected volatility. The valuation of contingent consideration categorized within Level 3 is performed using an expected cash flow method with unobservable inputs including the probability to achieve the contingencies in connection with the contingent consideration arrangements. Significant judgment is required to determine the appropriateness of those unobservable inputs.

Investments in privately held companies for which we elected to record using the measurement alternative are recorded at cost, less impairment, with subsequent adjustments for observable price changes resulting from orderly transactions for identical or similar investments of the same issuer. The valuations of these investments are categorized within Level 3, and are estimated based on valuation methods using the observable transaction price at the transaction date and other unobservable inputs including volatility, as well as rights and obligations of the securities. The determination of whether an observable transaction is orderly and whether the investment involved is similar to our investment, and the amount of fair value adjustment requires significant judgment.

Impairment Assessment on Goodwill and Intangible Assets

We test annually, or whenever events or circumstances indicate that the carrying value of assets exceeds the recoverable amounts, whether goodwill and intangible assets have suffered any impairment in accordance with the accounting policy stated in note 2 to our audited consolidated financial statements included in this annual report. For the impairment assessment on goodwill, we first perform a qualitative assessment to determine whether quantitative impairment testing of goodwill is necessary. In this assessment, we identify the reporting units, consider factors such as macroeconomic conditions, industry and market considerations, overall financial performance of the reporting units, and other specific information related to the operations, business plans and strategies of the reporting units, including consideration of the impact of the COVID-19 pandemic. Based on the qualitative assessment, if it is more likely than not that the fair value of a reporting unit is less than the carrying amount, the quantitative impairment test is performed.

For the quantitative assessment of goodwill impairment, we compare the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill is not considered to be impaired. If the carrying amount of a reporting unit exceeds its fair value, the amount by which the carrying amount exceeds the reporting unit’s fair value is recognized as impairment.

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

Impairment Assessment on Licensed Copyrights

We evaluate the program usefulness of licensed copyrights pursuant to the guidance in ASC 920 “Entertainment — Broadcasters,” which provides that the rights be reported at the lower of unamortized cost or fair value. When there is a change in the expected usage of licensed copyrights, we estimate the fair value of licensed copyrights to determine if any impairment exists. The fair value of licensed copyrights is determined by estimating the expected cash flows from advertising and membership fees, less any costs and expenses, over the remaining useful lives of the licensed copyrights at the film-group level. Estimates that impact these cash flows include anticipated levels of demand for our advertising services and the expected selling prices of advertisements. Judgment is required to determine the key assumptions adopted in the cash flow projections and changes to key assumptions can significantly affect these cash flow projections and the results of the impairment tests.

Impairment Assessment on Investments in Equity Method Investees

We continually review our investments in equity method investees to determine whether a decline in fair value below the carrying value is “other-than-temporary.” The primary factors that we consider include:

●	the severity and length of time that the fair value of the investment is below its carrying value;
●	the stage of development, the business plan, the financial condition, the sufficiency of funding, the operating performance and the prospects of the investee companies;
●	the geographic region, market and industry in which the investee companies operate, including consideration of the impact of the COVID-19 pandemic; and
●	other entity specific information such as recent financing rounds completed by the investee companies and post balance sheet date fair value of the investment.

Fair value of listed securities is subject to volatility and may be materially affected by market fluctuations. Judgment is required to determine the weighting and impact of the abovementioned factors and changes to this determination can significantly affect the results of the impairment tests.

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

Recent Accounting Pronouncements

In December 2019, the FASB issued ASU 2019-12, “Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes,” which simplifies various aspects related to accounting for income taxes. ASU 2019-12 removes certain exceptions to the general principles in ASC 740 and also clarifies and amends existing guidance to improve consistent application. The new guidance is effective for us for the year ending March 31, 2022 and interim reporting periods during the year ending March 31, 2022. We do not expect that the adoption of this guidance will have a material impact on our financial position, results of operations and cash flows.

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

In March 2020, the FASB issued ASU 2020-04, “Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting” and issued subsequent amendment which refines the scope of the ASU and clarifies some of its guidance as part of the FASB’s monitoring of global reference rate reform activities in January 2021 within ASU 2021-01 (collectively, including ASU 2020-04, “ASC 848”). ASC 848 provides optional expedients and exceptions for applying U.S. GAAP on contract modifications and hedge accounting to contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform, if certain criteria are met. These optional expedients and exceptions provided in ASC 848 are effective for us from January 1, 2020 through December 31, 2022. We have elected the optional expedients for certain existing interest rate swaps that are designated as cash flow hedges, which did not have a material impact on the financial position, results of operations and cash flows. We are evaluating the effects, if any, of the potential election of the other optional expedients and exceptions provided in this guidance on our financial position, results of operations and cash flows.

In August 2020, the FASB issued ASU 2020-06, “Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity,” which simplifies an issuer’s accounting for certain convertible instruments and the application of derivatives scope exception for contracts in an entity’s own equity. This guidance also addresses how convertible instruments are accounted for in the diluted earnings per share calculation and required enhanced disclosures about the terms of convertible instruments and contracts in an entity’s own equity. The new guidance is required to be applied either retrospectively to financial instruments outstanding as of the beginning of the first comparable reporting period for each prior reporting period presented or retrospectively with the cumulative effect of the change to be recognized as an adjustment to the opening balance of retained earnings at the date of adoption. This guidance is effective for us for the year ending March 31, 2023 and interim reporting periods during the year ending March 31, 2023. Early adoption is permitted. We are evaluating the effects, if any, of the adoption of this guidance on the financial position, results of operations and cash flows.

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

Intellectual Property

We believe the protection of our trademarks, copyrights, domain names, trade names, trade secrets, patents and other proprietary rights is critical to our business. We rely on a combination of trademark, fair trade practice, copyright and trade secret protection laws and patent protection in China and other jurisdictions, as well as confidentiality procedures and contractual provisions to protect our intellectual property and our trademarks. We also enter into confidentiality and invention assignment agreements with all of our employees, and we rigorously control access to our proprietary technology and information. As of March 31, 2021, we had 9,437 issued patents and 9,439 publicly filed patent applications in China and 3,922 issued patents and 4,571 publicly filed patent applications in various other countries and jurisdictions globally. We do not know whether any of our pending patent applications will result in the issuance of patents or whether the examination process will require us to narrow our claims. The total number of our publicly filed patent applications decreased in the year ended March 31, 2021 primarily due to our transfer of certain intellectual property to Ant Group pursuant to the SAPA. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Agreements and Transactions Related to Ant Group and Its Subsidiaries.”

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

E.   Off-Balance Sheet Arrangements

We did not have any material off-balance sheet arrangements in fiscal years 2019, 2020 or 2021.

F.   Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of March 31, 2021.

	Payment due by period
		Less than	1 – 3	3 – 5	More than
	Total	1 Year	Years	Years	5 Years
	RMB	RMB	RMB	RMB	RMB

	(in millions)
Contractual Obligations
Short-term borrowings (1)	3,606	3,606	—	—	—
Long-term borrowings (2)	12,182	—	2,434	4,766	4,982
US$4.0 billion syndicated loan denominated in US$ (3)	26,254	—	—	26,254	—
Unsecured senior notes (4)	107,968	9,845	4,594	14,768	78,761
Operating lease liabilities	40,733	5,779	9,550	7,188	18,216
Contractual Commitments
Purchase of property and equipment	22,736	17,348	4,910	465	13
Construction of corporate campuses	14,859	6,076	6,671	1,722	390
Investment commitments (5)	19,466	19,466	—	—	—
Other commitments (6)	55,224	35,109	13,102	4,164	2,849
Total	303,028	97,229	41,261	59,327	105,211
(1)	Excluding estimated interest payments of RMB46 million assuming the applicable interest rates in effect as of March 31, 2021. The majority of the borrowings are subject to floating interest rates.
(2)	Excluding estimated interest payments of RMB2,976 million in total (RMB524 million, RMB939 million, RMB659 million and RMB854 million over the periods of less than one year, one to three years, three to five years and more than five years from April 1, 2021, respectively), assuming the applicable interest rates in effect as of March 31, 2021. Substantially all of the borrowings are subject to floating interest rates.
(3)	Excluding estimated interest payments of RMB812 million in total (RMB256 million, RMB513 million, and RMB43 million over the periods of less than one year, one to three years and three to five years from April 1, 2021, respectively), assuming the applicable interest rates in effect as of March 31, 2021. The syndicated loan is subject to a floating interest rates.

(4)	Excluding estimated interest payments of RMB60,127 million in total (RMB3,571 million, RMB6,642 million, RMB5,779 million and RMB44,135 million over the periods of less than one year, one to three years, three to five years and more than five years from April 1, 2021, respectively). The unsecured senior notes are subject to fixed interest rates.
(5)	Including the consideration for the investment in Focus Media and the remaining committed capital of certain investment funds.
(6)	Including commitments relating to co-location and bandwidth fees, licensed copyrights and marketing expenses. As a marketing initiative, we entered into a framework agreement with the International Olympic Committee and the United States Olympic Committee for a long-term partnership arrangement through 2028. According to our partnership arrangement with the International Olympic Committee, we committed to provide at least US$815 million worth of cash, cloud infrastructure services and cloud computing services, as well as marketing and media support through 2028, in connection with various Olympic initiatives, events and activities, including the Olympic Games and the Winter Olympic Games.

In May 2019, Hong Kong Cingleot Investment Management Limited (“Cingleot”), a company that is partially owned by Cainiao Network, entered into a facility agreement for a term loan of HK$7.7 billion (US$1.0 billion) to fund a logistics center project at Hong Kong International Airport. Alibaba acts as a guarantor for the term loan. As of the date of this annual report, Cingleot has drawn down HK$1,788 million under this facility.

G.   Safe Harbor

See “Forward-Looking Statements.”

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.   Directors and Senior Management

The following table sets forth certain information relating to our directors and executive officers.

Name	Age	Position/Title
Daniel Yong ZHANG†(1)(b)	49	Chairman and Chief Executive Officer
Joseph C. TSAI†(2)(a)	57	Executive Vice Chairman
Maggie Wei WU†(2)(c)	53	Director and Chief Financial Officer
J. Michael EVANS†(2)(a)	63	Director and President
Eric Xiandong JING†(2)(a)	48	Director
Kabir MISRA††(2)(c)	52	Director
Chee Hwa TUNG(2)(b)	84	Independent director
Walter Teh Ming KWAUK(2)(c)	68	Independent director
Jerry YANG(2)(b)	52	Independent director
E. Börje EKHOLM(2)(a)	58	Independent director
Wan Ling MARTELLO(2)(b)	63	Independent director
Judy Wenhong TONG(1)	50	Chief People Officer
Li CHENG(1)	46	Chief Technology Officer
Sara Siying YU(1)	46	General Counsel
Jessie Junfang ZHENG(1)	47	Chief Risk Officer, Chief Platform Governance Officer and Chief Customer Officer
Chris Pen-hung TUNG(1)	51	Chief Marketing Officer
Trudy Shan DAI(1)	45	President, Industrial E-commerce and Community E-commerce
Jeff Jianfeng ZHANG(1)	48	President, Alibaba Cloud Intelligence
Fan JIANG(1)	35	President, Taobao and Tmall
Luyuan FAN(1)	48	President, Digital Media and Entertainment Group
†	Director nominated by the Alibaba Partnership.
††	Director nominated by Softbank.
(a)	Group I directors. Current term of office will expire at our 2021 annual general meeting.
(b)	Group II directors. Current term of office will expire at our 2022 annual general meeting.
(c)	Group III directors. Current term of office will expire at our 2023 annual general meeting.

(1)	969 West Wen Yi Road, Yu Hang District, Hangzhou 311121, the People’s Republic of China.
(2)	26/F Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong S.A.R., the People’s Republic of China.

Biographical Information

Daniel Yong ZHANG (张勇) has served as our chairman since September 2019, has been our chief executive officer since May 2015 and our director since September 2014. He is a founding member of the Alibaba Partnership. Prior to his current role, he served as our chief operating officer from September 2013 to May 2015. He joined our company in August 2007 as chief financial officer of Taobao Marketplace and served in this position until June 2011. He took on the additional role of general manager for Tmall.com in August 2008, which he performed concurrently until his appointment as president of Tmall.com in June 2011 when Tmall.com became an independent platform. Prior to joining Alibaba, Daniel served as chief financial officer of Shanda Interactive Entertainment Limited, an online game developer and operator then listed on Nasdaq, from September 2005 to August 2007. From 2002 to 2005, he was a senior manager of PricewaterhouseCoopers’ Audit and Business Advisory Division in Shanghai. Daniel serves on the board of Weibo, a company listed on Nasdaq and Didi, a company listed on the New York Stock Exchange. He is a member of the WEF International Business Council, the co-chair of the board of Consumer Goods Forum and the co-chair of the China board of the Consumer Goods Forum. Daniel received a bachelor’s degree in finance from Shanghai University of Finance and Economics.

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

Maggie Wei WU (武卫) has been our director since September 2020, chief financial officer since May 2013 and head of strategic investments since June 2019. Maggie joined our company in July 2007 as chief financial officer of Alibaba.com. She was voted best CFO in FinanceAsia’s annual poll for Asia’s Best Managed Companies in 2010. In 2018, she was named one of the world’s 100 most powerful women by Forbes. Before joining Alibaba, Maggie was an audit partner at KPMG in Beijing. Maggie is a member of the Association of Chartered Certified Accountants (ACCA). She received a bachelor’s degree in accounting from Capital University of Economics and Business.

J. Michael EVANS has been our president since August 2015 and our director since September 2014. Mike served as Vice Chairman of The Goldman Sachs Group, Inc. from February 2008 until his retirement in December 2013. Mike served as chairman of Asia operations at Goldman Sachs from 2004 to 2013 and was the global head of Growth Markets at Goldman Sachs from January 2011 to December 2013. He also co-chaired the Business Standards Committee of Goldman Sachs from 2010 to 2013. Mike joined Goldman Sachs in 1993, became a partner of the firm in 1994 and held various leadership positions within the firm’s securities business while based in New York and London, including global head of equity capital markets and global co-head of the equities division, and global co-head of the securities business. Mike is a board member of City Harvest. He is also a trustee of the Asia Society and a member of the Advisory Council for the Bendheim Center for Finance at Princeton University. In August 2014, Mike joined the board of Barrick Gold Corporation. In December 2020, he joined the board of Farfetch Limited as a non-executive director. Mike received his bachelor’s degree in politics from Princeton University in 1981.

Eric Xiandong JING (井贤栋) has been our director since September 2016. He has served as chairman of Ant Group since April 2018. He previously served as the chief executive officer of Ant Group from October 2016 to December 2019, and resumed the role in March 2021. Previously, he served as president of Ant Group from June 2015 to October 2016, and chief operating officer of Ant Group from October 2014 to June 2015. Prior to that, he served as Alipay’s chief financial officer. Before joining Alipay in September 2009, he was senior corporate finance director and corporate finance vice president of Alibaba.com from 2007 to 2009. Previously, Eric was the chief financial officer of Guangzhou Pepsi Cola Beverage Co. from 2004 to 2006. He also held management positions in several Coca-Cola bottling companies across China. Currently, Eric also serves as a director of Hundsun Technologies, a company listed on the Shanghai Stock Exchange. Eric received an MBA degree from the Carlson School of Management at the University of Minnesota and a bachelor’s degree in economics from Shanghai Jiao Tong University.

Kabir MISRA has been our director since September 2020 and is currently managing partner at RPS Ventures, a venture capital firm in Palo Alto, CA. Prior to October 2018, Kabir was a managing partner at SoftBank Investment Advisors (which manages the SoftBank Vision Fund) and SoftBank Capital. He has worked with SoftBank since 2006 and has assisted Mr. Masayoshi Son with our company, and his duties as one of our directors, since before our IPO. Kabir has also represented SoftBank at various points on the boards of its investee companies, most recently at Flipkart, PayTm, Tokopedia, Coupang, BigCommerce and PayActiv. Prior to joining SoftBank, Kabir worked as an investment banker in the U.S. and Hong Kong. He has a Bachelor of Arts degree in Economics from Harvard University and a master’s degree in business administration from the Stanford Graduate School of Business.

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

Walter Teh Ming KWAUK (郭德明) has been our director and the chairman of our audit committee since September 2014. He previously served as an independent non-executive director and chairman of the audit committee of Alibaba.com Limited, one of our subsidiaries, which was listed on the Hong Kong Stock Exchange, from October 2007 to July 2012. Walter has extensive experience in financial accounting, internal control and risk management. Walter is currently a senior adviser of Motorola Solutions (China) Co., Ltd. and serves as an independent non-executive director and chairman of the audit committee of each of Sinosoft Technology Group Limited, a company listed on the Hong Kong Stock Exchange, and WuXi Biologics (Cayman) Inc., a company listed on the Hong Kong Stock Exchange and Hua Medicine, a company listed on the Hong Kong Stock Exchange, and as a director of several private companies. Walter was a vice president of Motorola Solutions, Inc. and its director of corporate strategic finance and tax, Asia Pacific from 2003 to 2012. Walter served with KPMG from 1977 to 2002 and held a number of senior positions, including the general manager of KPMG’s joint venture accounting firm in Beijing, the managing partner in KPMG’s Shanghai office and a partner in KPMG’s Hong Kong Office. He is a member of the Hong Kong Institute of Certified Public Accountants. Walter received a bachelor’s degree in science and a licentiate’s degree in accounting from the University of British Columbia.

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

Wan Ling MARTELLO has been our director since September 2015. She is a founding partner of BayPine, a private equity firm based in Boston, U.S.A., a role she has held since February 2020. She served as the executive vice president and chief executive officer of the Asia, Oceania, and sub-Saharan Africa region for Nestlé SA from May 2015 to December 2018. She was Nestlé’s global chief financial officer from April 2012 to May 2015, and executive vice president from November 2011 to March 2012. Prior to Nestlé, Wan Ling was a senior executive at Walmart Stores Inc., a global retailer, from 2005 to 2011. Her roles included executive vice president and chief operating officer for Global eCommerce, and senior vice president, chief financial officer and strategy for Walmart International. Before Walmart, she was president, U.S.A. at NCH Marketing Services Inc. She was with the firm from 1998 to 2005. She also worked at Borden Foods Corporation and Kraft Inc. where she held various senior management positions. She is currently a director of Uber Technologies, Inc., a company listed on the NYSE and Stellantis N.V., a company listed on the NYSE, the Italian Stock Exchange and Euronext Paris. Wan Ling received a master’s degree in business administration (management information systems) from the University of Minnesota and a bachelor’s degree in business administration and accountancy from the University of the Philippines.

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

Jessie Junfang ZHENG (郑俊芳) has been our chief customer officer since July 2021, our chief risk officer since December 2017, responsible for data and information security across our platforms, and our chief platform governance officer since December 2015, responsible for the governance of our retail and wholesale marketplaces. Prior to her current position, she served as our deputy chief financial officer from November 2013 to June 2016, and financial vice president of Alibaba.com from December 2010 to October 2013. Before joining our company, Jessie was an audit partner at KPMG. Jessie received a bachelor’s degree in accounting from Northeastern University in China.

Chris Pen‑hung TUNG (董本洪) joined our company as chief marketing officer in January 2016. He was also president of Alimama from November 2017 to November 2018. Prior to his current position, he was the chief executive officer of VML China, a marketing agency, from October 2010 to January 2016. Prior to joining VML, he was at PepsiCo China from October 2004 to October 2010 where he served as vice president of marketing. Prior to that, Chris worked at Proctor & Gamble from 1995 to 1998, Gigamedia from 1998 to 2001 and L’Oréal from 2001 to 2003 in various senior management positions. He is currently a director of Ruhnn Holding Limited, a company listed on Nasdaq. He received a bachelor’s degree in electrical engineering from Taiwan University and a master’s degree in industrial engineering from University of Michigan, Ann Arbor.

Trudy Shan DAI (戴珊) joined our company in 1999 as a member of the founding team. Since January 2017, she has served as president of Alibaba’s Industrial E-commerce (formerly “B2B business”), which currently comprises Alibaba.com, an international wholesale marketplace, 1688.com, a China wholesale marketplace, AliExpress, a global retail marketplace, Taobao Deals, a dedicated e-commerce app offering value-for-money products to price conscious consumers, as well as digital agriculture. From December 2019, Trudy has also been overseeing Alibaba’s New Retail grocery chain, Freshippo. In March 2021, she became president of Alibaba’s Community E-commerce. Prior to her current position, Trudy was our chief customer officer from June 2014 to January 2017. She also served as senior vice president of human resources and administration of Taobao and Alibaba.com, as well as our deputy chief people officer and chief people officer from 2009 to 2014. She was general manager of Alibaba.com from 2007 to 2008. Prior to that, she was vice president of human resources of Yahoo China and the first general manager of Alibaba.com’s Guangzhou branch, in charge of field and telephone sales, marketing and human resources in Guangdong Province. From 2002 to 2005, Trudy served as senior sales director of TrustPass. Trudy received a bachelor’s degree in engineering from Hangzhou Institute of Electrical Engineering.

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

Our board of directors currently consists of eleven members, and five of these directors are Alibaba Partnership nominees. Pursuant to its right to nominate or appoint directors as discussed above, the Alibaba Partnership is entitled to nominate or appoint two additional directors to our board, which would increase the total number of directors to thirteen. We have entered into a voting agreement pursuant to which SoftBank has agreed to vote its shares in favor of the Alibaba Partnership director nominees at each annual general shareholders meeting so long as SoftBank owns at least 15% of our outstanding ordinary shares. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Transactions and Agreements with SoftBank — Voting Agreement.”

Current Partners

The following table sets forth the names, in alphabetical order by surname, and other information regarding the current partners of the Alibaba Partnership as of the date of this annual report.

Name	Age	Gender	Year Joined Alibaba Group	Current position with Alibaba Group or related/affiliated companies
Jingxian CAI (蔡景现)	44	M	2000	Senior Researcher, Alibaba Cloud Intelligence
Lijuan CHEN (陳丽娟)	40	F	2003	Vice President, Alibaba Cloud Intelligence
Li CHENG (程立)	46	M	2005	Chief Technology Officer
Trudy Shan DAI (戴珊)	45	F	1999	President, Industrial E-commerce and Community E-commerce
Luyuan FAN (樊路远)	48	M	2007	President, Digital Media and Entertainment Group
Yongxin FANG (方永新)	47	M	2000	General Manager
Simon Xiaoming HU (胡晓明)	51	M	2005	President, Philanthropy
Jane Fang JIANG (蒋芳)	47	F	1999	Deputy Chief People Officer
Jiangwei JIANG (蒋江伟)	39	M	2008	Senior Researcher
Eric Xiandong JING (井贤栋)†	48	M	2007	Executive Chairman and Chief Executive Officer, Ant Group
Zhenfei LIU (刘振飞)	49	M	2006	President, Amap
Jack Yun MA (马云)†	56	M	1999	Partner, Alibaba Partnership
Xingjun NI (倪行军)	44	M	2003	Chief Technology Officer, Ant Group
Lucy Lei PENG (彭蕾)†	47	F	1999	Chairwoman, Lazada Group
Sabrina Yijie PENG (彭翼捷)	42	F	2000	Vice President, Ant Group
Wenlan SHAO (邵文澜)	41	F	2002	Vice President, Ant Group
Xiaofeng SHAO (邵晓锋)	55	M	2005	Senior Vice President, Ant Group
Jie SONG (宋洁)	42	F	2000	Senior Researcher
Lijun SUN (孙利军)	44	M	2002	Vice President, Ant Group
Judy Wenhong TONG (童文红)	50	F	2000	Chief People Officer
Joseph C. TSAI (蔡崇信)†	57	M	1999	Executive Vice Chairman
Jian WANG (王坚)†	58	M	2008	Chairman, Technology Steering Committee
Hai WANG (汪海)	41	M	2003	Vice President, Industrial E-commerce
Lei WANG (王磊)	41	M	2003	Senior Vice President
Shuai WANG (王帅)	46	M	2003	Chairman, Marketing and Public Relations Committee
Winnie Jia WEN (闻佳)	44	F	2007	President, Public Affairs
Sophie Minzhi WU (吴敏芝)	45	F	2000	President, General Business Group
Maggie Wei WU (武卫)	53	F	2007	Director and Chief Financial Officer
Eddie Yongming WU (吴泳铭)	46	M	1999	Senior Vice President
Zeming WU (吴泽明)	41	M	2004	Chief Technology Officer, Local Services
Sara Siying YU (俞思瑛)	46	F	2005	General Counsel
Yongfu YU (俞永福)	44	M	2007	President, Lifestyle Services Business
Sam Songbai ZENG (曾松柏)	54	M	2012	Chief People Officer, Ant Group
Jeff Jianfeng ZHANG (张建锋)	48	M	2004	President, Alibaba Cloud Intelligence
Daniel Yong ZHANG (张勇)†	49	M	2007	Chairman and Chief Executive Officer
Angel Ying ZHAO (赵颖)	47	F	2005	President, International Business Group, Ant Group
Jessie Junfang ZHENG (郑俊芳)	47	F	2010	Chief Risk Officer, Chief Platform Governance Officer and Chief Customer Officer
Shunyan ZHU (朱顺炎)	50	M	2014	President, Intelligent Information Business Group
†	Member of the partnership committee.

Bonus Pool

Our board of directors, acting on the recommendation of our compensation committee, approves an annual cash bonus pool for our management (which in fiscal year 2021 comprised over 440 individuals) equal to a percentage of our adjusted pre-tax operating profits. Once the annual cash bonus pool is calculated, our compensation committee will then first determine the proportion to be allocated to the non-partner members of our management. Any remaining portion will then be available for the partner members of our management. The partnership committee will determine the allocation of the relevant portion of the annual cash bonus pool for all partner members of management, with any amounts payable to partners who are our executive officers or directors or members of the partnership committee subject to approval of the compensation committee of our board of directors. We understand that a partner’s level of contribution to our business and to the promotion of our mission, vision and values will be a key factor in determining his or her allocation from the bonus pool. A portion of the annual cash bonus pool that is available to the partner members of management may, upon the recommendation of the partnership committee and approval of our compensation committee, be deferred, with the allocations of deferred payment determined by the partnership committee with any amounts payable to our executive officers or directors who are partners or members of the partnership committee subject to approval of the compensation committee of our board of directors. We understand that participation in deferred distributions, other than post-retirement payments funded out of the deferred pool, is conditioned on a partner’s continued employment with us, our affiliates and/or certain companies with which we have a significant relationship, such as Ant Group.

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

Alibaba Group Equity Interest Holding Requirements for Partners

Each of the partners holds his or her equity interests in our company directly as an individual or through his or her affiliates. Each partner is required to enter into share retention agreement with us. These agreements provide that a period of three years from the date on which a person becomes a partner, which ranges from January 2014 to December 2020 for our existing partners, we require that each partner retain at least 60% of the equity interests (including shares underlying vested and unvested awards) that he or she held on the starting date of the three-year period. Following the initial three-year holding period and for so long as he or she remains a partner, we require that the partner retain at least 40% of the equity interests (including shares underlying vested and unvested awards) that he or she held on the starting date of the initial three-year holding period. Exceptions to the holding period rules described in the share retention agreements must be approved by a majority of the independent directors.

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

B.   Compensation

Compensation of Directors and Executive Officers

For fiscal year 2021, we paid and accrued aggregate fees, salaries and benefits (excluding share-based awards) of approximately RMB301 million (US$46 million) and granted share-based awards to acquire an aggregate of 1,790,400 ordinary shares of our company (equivalent to 223,800 ADSs) as well as share-based awards of our subsidiary with an aggregate value of approximately RMB3 million (US$458,000) to our directors and executive officers. In addition, Junhan and Ant Group also granted share-based awards to our directors and executive officers with an aggregate value of approximately RMB73 million (US$11 million), the costs of which we agreed to settle with Junhan and Ant Group upon vesting of these awards. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Agreements and Transactions Related to Ant Group and Its Subsidiaries — Share-based Award Arrangements.”

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

Mr. Chee Hwa Tung has indicated to us his intention to donate all cash compensation and share-based awards he receives from us as an independent director to one or more non-profit or charitable organizations to be designated by him.

For information regarding share-based awards granted to our directors and executive officers, see “— Equity Incentive Plans” below.

Employment Agreements

We have entered into employment agreements with each of our executive officers. We may terminate their employment at any time, with cause, and we are not required to provide any prior notice of the termination. We may also terminate their employment in circumstances prescribed under and in accordance with the requirements of applicable labor law, including but not limited to notice and payment in lieu of notice. Executive officers may terminate their employment with us at any time upon written notice. Although our employment agreements with our executive officers do not provide for severance pay, where severance pay is mandated by law, our executive officers will be entitled to severance pay in the amount mandated by law or in accordance with our policy when his or her employment is terminated. We have been advised by our PRC counsel, Fangda Partners, that we may be required to make severance payments upon termination without cause to comply with the PRC Labor Law, the PRC Labor Contract Law and other relevant PRC regulations, which entitle employees to severance payments in case of early termination of “de facto employment relationships” by PRC entities without statutory cause regardless of whether there exists a written employment agreement with these entities.

Our award agreements under our equity incentive plans also contain, among other rights, restrictive covenants that enable us to terminate grants, forfeit and cancel shares or, if applicable, repurchase shares at the original purchase price or the exercise price paid for the shares in the event of a grantee’s termination for cause or for breaching of these covenants. See “— Equity Incentive Plans” below.

Equity Incentive Plans

Our equity incentive plans provide for the granting of share-based awards to eligible grantees. Share-based awards granted are generally subject to a four-year vesting schedule as determined by the administrator of the respective plans. Depending on the nature and the purpose of the grant, share-based awards in general vest 25% or 50% upon the first or second anniversary of the vesting commencement date, respectively, as provided in the award agreements, and 25% every year thereafter. Share-based awards granted to our senior management members are generally subject to a vesting period of up to six years. We believe share-based awards are vital to attract, motivate and retain the grantees, and are the appropriate tool to align their interests with our shareholders. Accordingly, we will continue to grant share-based awards to the employees, consultants and directors of our company, our affiliates and/or certain other companies as an important part of their compensation packages.

In addition, our award agreements generally provide that, in the event of a grantee’s termination for cause (including any commission of an act of fraud, dishonesty or ethical breach) or violation of a non-competition undertaking, we will have the right to terminate grants, forfeit and cancel shares or, if applicable, repurchase the shares acquired by the grantee, generally at the original purchase price or the exercise price paid for the shares.

As of March 31, 2021, under the 2014 Post-IPO Equity Incentive Plan, or the 2014 Plan (which we adopted in September 2014, amended and restated in February 2020 to reflect the Share Split and other administrative changes), there were:

●	506,905,896 ordinary shares (equivalent to 63,363,237 ADSs) issuable upon vesting of outstanding RSUs;
●	47,814,800 ordinary shares (equivalent to 5,976,850 ADSs) issuable upon exercise of outstanding options; and
●	276,575,864 ordinary shares (equivalent to 34,571,983 ADSs) authorized for issuance under the 2014 Plan.

In addition, starting from April 1, 2015 and on each anniversary thereof, an additional amount equal to the lesser of 200,000,000 ordinary shares (equivalent to 25,000,000 ADSs) and such lesser number of ordinary shares as is determined by our board of directors will be included in the shares available for issuance under our 2014 Plan.

The following paragraphs summarize other key terms of our equity incentive plans:

Plan Administration

Subject to certain limitations, our equity incentive plans are generally administered by the compensation committee of the board (or a subcommittee thereof), or another committee of the board to which the board has delegated power to act; provided that, in the absence of any committee, our equity incentive plans will be administered by the board. Grants to any executive directors of the board must be approved by the disinterested directors of our board.

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

Eligibility

Any employee, consultant or director of our company, our affiliates or certain other companies, such as Ant Group, is eligible to receive awards under the equity incentive plans, but only employees of our company, our affiliates and/or certain other companies, such as Ant Group, are eligible to receive incentive stock options.

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

Senior Management Equity Incentive Plan

We adopted the Senior Management Equity Incentive Plan in 2010, pursuant to which selected management of our company subscribed for preferred shares in a special purpose vehicle, Alternate Solutions Management Limited, which holds our ordinary shares. These preferred shares, subject to a non-compete provision (the preferred shares will be forfeited if a holder engages in certain activities that compete with us), are redeemable by the holders thereof for our ordinary shares upon the earlier to occur of an initial public offering of our shares (subject to statutory and contractual lock-up periods), and five years from the respective dates of issuance of the preferred shares to the participants. The maximum number of our ordinary shares redeemable upon the redemption of the preferred shares issued under this plan by the participants is 120,000,000 (equivalent to 15,000,000 ADSs). All preferred shares issued by the special purpose vehicle have been redeemed as of March 31, 2020 with 5,957,904 ordinary shares (equivalent to 744,738 ADSs) remaining unused. In fiscal year 2021, we transferred these shares to the Partner Capital Investment Plan, as approved by our board, and no further subscriptions under the Senior Management Equity Incentive Plan will be made thereafter.

Partner Capital Investment Plan

We adopted the Partner Capital Investment Plan in 2013 to provide partners of the Alibaba Partnership an opportunity to invest in interests in our ordinary shares in order to align further their interests with the interests of our shareholders. Pursuant to the Partner Capital Investment Plan, eligible partners subscribed for or will receive rights or interests, issued by two special purpose vehicles, to acquire or receive our ordinary shares. These rights or interests are subject to non-compete provisions, transfer restrictions, exercise restrictions and/or vesting schedules, which are longer than the vesting schedules under our equity incentive plans. Subsequent to the transfer of 5,957,904 ordinary shares (equivalent to 744,738 ADSs) from the Senior Management Equity Incentive Plan discussed above, the maximum number of our ordinary shares underlying these rights or interests is 149,957,904 (equivalent to 18,744,738 ADSs). The underlying ordinary shares have already been issued by us to the special purpose vehicles and are included in our total outstanding share number. The Partner Capital Investment Plan permits the issuance of additional shares to the partners as the board may approve from time to time.

Share-based Awards Held by Our Directors and Officers

The following table summarizes the outstanding RSUs, options and other rights or interests held as of March 31, 2021 by our directors and executive officers, as well as by their affiliates, under our equity incentive plans, as well as equity held through their investments or interests in our Partner Capital Investment Plan.

				Shares
	Number of			underlying
	outstanding		Exercise price	outstanding
	RSUs/ options/		(US$ per RSU/	RSUs/options/
	other rights		option/ other	other rights
	or interests		right or	or interests
	granted or		interest granted	granted or
Name	subscribed		or subscribed)	subscribed		Date of grant(4)	Date of expiration
Daniel Yong ZHANG	*	(2)	14.50	*	(2)	July 26, 2013	—
	*	(3)	56.00	*	(3)	July 2, 2014	July 2, 2022
	*	(3)	87.06	*	(3)	May 10, 2015	May 10, 2023
	*	(1)	—	*	(1)	May 10, 2015	May 10, 2023
	*	(1)	—	*	(1)	January 27, 2016	January 27, 2024
	*	(1)	—	*	(1)	March 17, 2016	March 17, 2026
	*	(1)	—	*	(1)	August 10, 2016	August 10, 2024
	*	(1)	—	*	(1)	May 17, 2017	May 17, 2025
	*	(1)	—	*	(1)	July 24, 2018	July 24, 2026
	*	(1)	—	*	(1)	August 16, 2019	August 16, 2027
	*	(3)	182.48	*	(3)	November 14, 2019	November 14, 2027
	*	(1)	—	*	(1)	November 14, 2019	November 14, 2029
	*	(1)	—	*	(1)	June 15, 2020	June 15, 2028
Joseph C. TSAI	7,500	(1)	—	60,000	(1)	January 27, 2016	January 27, 2024
	11,667	(1)	—	93,336	(1)	August 10, 2016	August 10, 2024
	10,000	(1)	—	80,000	(1)	May 17, 2017	May 17, 2025
	8,000	(1)	—	64,000	(1)	July 24, 2018	July 24, 2026
	6,667	(1)	—	53,336	(1)	August 16, 2019	August 16, 2027
Maggie Wei WU	*	(2)	14.50	*	(2)	July 26, 2013	—
	*	(1)	—	*	(1)	January 27, 2016	January 27, 2024
	*	(1)	—	*	(1)	August 10, 2016	August 10, 2024
	*	(1)	—	*	(1)	May 17, 2017	May 17, 2025
	*	(1)	—	*	(1)	July 24, 2018	July 24, 2026
	*	(1)	—	*	(1)	August 16, 2019	August 16, 2027
	*	(1)	—	*	(1)	May 27, 2020	May 27, 2028
	*	(1)	—	*	(1)	June 15, 2020	June 15, 2028
J. Michael EVANS	*	(3)	79.96	*	(3)	July 31, 2015	July 31, 2023
	*	(1)	—	*	(1)	July 31, 2015	July 31, 2023
	*	(1)	—	*	(1)	May 17, 2017	May 17, 2023
	*	(1)	—	*	(1)	July 24, 2018	July 24, 2024
	*	(1)	—	*	(1)	August 16, 2019	August 16, 2025
	*	(1)	—	*	(1)	June 15, 2020	June 15, 2026
Eric Xiandong JING	*	(2)	14.50	*	(2)	July 26, 2013	—
	*	(1)	—	*	(1)	June 15, 2020	June 15, 2028
Chee Hwa TUNG	*	(1)	—	*	(1)	November 1, 2020	November 1, 2026
Walter Teh Ming KWAUK	*	(1)	—	*	(1)	November 1, 2020	November 1, 2026
Jerry YANG	*	(1)	—	*	(1)	November 1, 2020	November 1, 2026
E. Börje EKHOLM	*	(1)	—	*	(1)	November 1, 2020	November 1, 2026
Wan Ling MARTELLO	*	(1)	—	*	(1)	November 1, 2020	November 1, 2026
Judy Wenhong TONG	*	(2)	14.50	*	(2)	July 26, 2013	—
	*	(1)	—	*	(1)	May 17, 2017	May 17, 2025
	*	(1)	—	*	(1)	July 24, 2018	July 24, 2026
	*	(1)	—	*	(1)	August 16, 2019	August 16, 2027
	*	(1)	—	*	(1)	May 27, 2020	May 27, 2028
	*	(1)	—	*	(1)	June 15, 2020	June 15, 2028
Li CHENG	*	(2)	14.50	*	(2)	July 26, 2013	—
	*	(1)	—	*	(1)	June 15, 2020	June 15, 2028

				Shares
	Number of			underlying
	outstanding		Exercise price	outstanding
	RSUs/ options/		(US$ per RSU/	RSUs/options/
	other rights		option/ other	other rights
	or interests		right or	or interests
	granted or		interest granted	granted or
Name	subscribed		or subscribed)	subscribed		Date of grant(4)	Date of expiration
Sara Siying YU	*	(2)	14.50	*	(2)	July 26, 2013	—
	*	(1)	—	*	(1)	February 21, 2016	February 21, 2024
	*	(1)	—	*	(1)	September 3, 2016	September 3, 2024
	*	(1)	—	*	(1)	July 3, 2017	July 3, 2025
	*	(1)	—	*	(1)	July 30, 2018	July 30, 2026
	*	(1)	—	*	(1)	September 1, 2019	September 1, 2027
	*	(1)	—	*	(1)	March 2, 2020	March 2, 2028
	*	(1)	—	*	(1)	June 15, 2020	June 15, 2028
Jessie Junfang ZHENG	*	(2)	23.00	*	(2)	May 23, 2016	May 23, 2027
	*	(1)	—	*	(1)	August 10, 2016	August 10, 2024
	*	(1)	—	*	(1)	May 17, 2017	May 17, 2025
	*	(1)	—	*	(1)	July 24, 2018	July 24, 2026
	*	(1)	—	*	(1)	August 16, 2019	August 16, 2027
	*	(1)	—	*	(1)	May 27, 2020	May 27, 2028
	*	(1)	—	*	(1)	June 15, 2020	June 15, 2028
Chris Pen-hung TUNG	*	(3)	67.28	*	(3)	February 21, 2016	February 21, 2022
	*	(1)	—	*	(1)	May 17, 2017	May 17, 2023
	*	(1)	—	*	(1)	July 24, 2018	July 24, 2024
	*	(1)	—	*	(1)	August 16, 2019	August 16, 2025
	*	(1)	—	*	(1)	June 15, 2020	June 15, 2026
Trudy Shan DAI	*	(2)	14.50	*	(2)	July 26, 2013	—
	*	(1)	—	*	(1)	January 27, 2016	January 27, 2024
	*	(1)	—	*	(1)	August 10, 2016	August 10, 2024
	*	(1)	—	*	(1)	May 17, 2017	May 17, 2025
	*	(1)	—	*	(1)	July 24, 2018	July 24, 2026
	*	(1)	—	*	(1)	August 16, 2019	August 16, 2027
	*	(1)	—	*	(1)	May 27, 2020	May 27, 2028
	*	(1)	—	*	(1)	June 15, 2020	June 15, 2028
Jeff Jianfeng ZHANG	*	(2)	14.50	*	(2)	July 26, 2013	—
	*	(3)	69.54	*	(3)	January 27, 2016	January 27, 2024
	*	(1)	—	*	(1)	January 27, 2016	January 27, 2024
	*	(1)	—	*	(1)	August 10, 2016	August 10, 2024
	*	(1)	—	*	(1)	May 17, 2017	May 17, 2025
	*	(1)	—	*	(1)	July 24, 2018	July 24, 2026
	*	(1)	—	*	(1)	August 16, 2019	August 16, 2027
	*	(1)	—	*	(1)	May 27, 2020	May 27, 2028
	*	(1)	—	*	(1)	June 15, 2020	June 15, 2028
Fan JIANG	*	(1)	—	*	(1)	May 22, 2017	May 22, 2023
	*	(1)	—	*	(1)	October 1, 2017	October 1, 2023
	*	(1)	—	*	(1)	July 24, 2018	July 24, 2024
	*	(1)	—	*	(1)	August 16, 2019	August 16, 2027
	*	(2)	26.00	*	(2)	October 1, 2019	October 1, 2030
Luyuan FAN	*	(2)	14.50	*	(2)	July 26, 2013	—
	*	(1)	—	*	(1)	July 30, 2018	July 30, 2026
	*	(1)	—	*	(1)	August 16, 2019	August 16, 2027
	*	(1)	—	*	(1)	June 15, 2020	June 15, 2028
*

The RSUs, options and other rights or interests under the Partner Capital Investment Plan to acquire ordinary shares in aggregate held by each of these directors and executive officers and their affiliates represent less than 1% of our total outstanding shares.

(1)	Represents RSUs.
(2)	Represents rights or interests under the Partner Capital Investment Plan. See note 8(c) to our audited consolidated financial statements included in this annual report for further information.
(3)	Represents options.
(4)	Date of grant represents the original grant date of the RSUs, options and other rights held by the respective director or executive officer. RSUs and options granted prior to the adoption of our 2014 Plan that are not held by a U.S. resident were canceled and replaced with a new grant under the terms of the 2014 Plan (as described herein) with terms and conditions that are substantially similar to those that applied to the canceled awards.

C.   Board Practices

Nomination and Terms of Directors

Pursuant to our Articles of Association, our board of directors is classified into three classes of directors designated as Group I, Group II and Group III, each generally serving a three-year term unless earlier removed. The Group I directors currently consist of Joe Tsai, Michael Evans, Eric Jing and E. Börje Ekholm; the Group II directors currently consist of Daniel Zhang, Chee Hwa Tung, Jerry Yang and Wan Ling Martello; and the Group III directors currently consist of Walter Kwauk, Maggie Wu and Kabir Misra. The terms of office of the current Group I, Group II and Group III directors will expire, respectively, at our 2021 annual general meeting, 2022 annual general meeting and 2023 annual general meeting. Unless otherwise determined by the shareholders in a general meeting, our board will consist of not less than nine directors for so long as SoftBank has a director nomination right. The Alibaba Partnership has the exclusive right to nominate up to a simple majority of our board of directors, and SoftBank has the right to nominate one director for so long as SoftBank owns at least 15% of our outstanding shares. If at any time our board of directors consists of less than a simple majority of directors nominated or appointed by the Alibaba Partnership for any reason, including because a director previously nominated by the Alibaba Partnership ceases to be a member of our board of directors or because the Alibaba Partnership had previously not exercised its right to nominate or appoint a simple majority of our board of directors, the Alibaba Partnership shall be entitled (in its sole discretion) to appoint such number of additional directors to the board as necessary to ensure that the directors nominated or appointed by the Alibaba Partnership comprise a simple majority of our board of directors. The remaining members of the board of directors will be nominated by the nominating and corporate governance committee of the board. Director nominees will be elected by the simple majority vote of shareholders at our annual general meeting.

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

Our compensation committee is responsible for, among other things:

●	determining the amount of the annual cash bonus pool to be allocated to each executive officer and determining the total proportions of the annual cash bonus pool to be allocated in aggregate to the non-partner members of our management and in aggregate to the partners we employ;
●	reviewing, evaluating and, if necessary, revising our overall compensation policies;
●	reviewing and evaluating the performance of our directors and executive officers and determining the compensation of our directors and executive officers;

●	reviewing and approving our executive officers’ employment agreements with us;
●	determining performance targets for our executive officers with respect to our incentive compensation plan and share-based compensation plans;
●	administering our share-based compensation plans in accordance with the terms thereof; and
●	carrying out other matters that are specifically delegated to the compensation committee by our board of directors from time to time.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee currently consists of Joe Tsai, Chee Hwa Tung and Jerry Yang. Joe is the chairman of our nominating and corporate governance committee. Mr. Tung and Mr. Yang satisfy the “independence” requirements of Section 303A of the NYSE Listed Company Manual.

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

Committee Observer

In accordance with our Articles and the voting agreement that we entered into with SoftBank and the other parties thereto, we have agreed that the director nominated by SoftBank is entitled to receive notices and materials for all meetings of our committees and to join as an observer in meetings of the audit committee, the compensation committee, the nominating and corporate governance committee and/or our other board committees we may establish upon notice to the relevant committee.

D.   Employees

As of March 31, 2019, 2020 and 2021, we had a total of 101,958, 117,600 and 251,462 full-time employees, respectively. The increase in our employees was primarily due to our recent acquisitions and consolidation of certain businesses, as well as our organic business growth. A substantial majority of our employees are based in China.

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

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.   Major Shareholders

The following table sets forth information with respect to beneficial ownership of our ordinary shares as of July 22, 2021, except otherwise noted, by:

●	each of our directors and executive officers;
●	our directors and executive officers as a group; and
●	each person known to us to beneficially own 5% or more of our ordinary shares.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC and includes the power to direct the voting or the disposition of the securities or to receive the economic benefit of the ownership of the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included Shares underlying the ADSs and Shares in CCASS held by the person, as well as Shares that the person has the right to acquire within 60 days of this annual report, including through the vesting of RSUs and the exercise of any option, or other right or interest. These Shares, however, are not included in the computation of the percentage ownership of any other person. The calculations of percentage ownership in the table below are based on 21,745,433,984 ordinary shares (equivalent to 2,718,179,248 ADSs) outstanding as of July 22, 2021.

Beneficial
	Beneficial ownership	ownership
Name	(Ordinary shares)	(ADSs)(3)	Percent
Directors and Executive Officers:
Daniel Yong ZHANG	*	*	*
Joseph C. TSAI(1)	306,883,064	38,360,383	1.4%
Maggie Wei WU	*	*	*
J. Michael EVANS	*	*	*
Eric Xiandong JING	*	*	*
Kabir MISRA	*	*	*
Chee Hwa TUNG	*	*	*
Walter Teh Ming KWAUK	*	*	*
Jerry YANG	*	*	*
E. Börje EKHOLM	*	*	*
Wan Ling MARTELLO	*	*	*
Judy Wenhong TONG	*	*	*
Li CHENG	*	*	*
Sara Siying YU	*	*	*
Jessie Junfang ZHENG	*	*	*
Chris Pen-hung TUNG	*	*	*
Trudy Shan DAI	*	*	*
Jeff Jianfeng ZHANG	*	*	*
Fan JIANG	*	*	*
Luyuan FAN	*	*	*
All directors and executive officers as a group	497,457,680	62,182,210	2.3%
Greater than 5% Beneficial Owners:
SoftBank(2)	5,390,066,968	673,758,371	24.8%

Notes:

*	This person beneficially owns less than 1% of our outstanding ordinary shares.

(1)	Represents (i) 194,392 ordinary shares held directly by Joe Tsai, (ii) 120,000,000 ordinary shares held by APN Ltd., a Cayman Islands company with its registered address at Fourth Floor, One Capital Place, P.O. Box 847, Grand Cayman, KY1 1103, Cayman Islands, in which Joe holds a 30% equity interest and serves as a director, which ordinary shares, together with Joe’s equity interest in APN Ltd., have been pledged to us to support certain obligations under the SAPA, (iii) 21,763,832 ordinary shares held by Joe and Clara Tsai Foundation Limited, a company incorporated under the law of the Island of Guernsey with its registered address at Helvetia Court, South Esplanade, St. Peter Port, Guernsey GY1 4EE, that has granted Joe a revocable proxy over these shares and which is wholly owned by Joe and Clara Tsai Foundation, (iv) 147,385,672 ordinary shares held by Parufam Limited, a Bahamas corporation with its registered address at Suite 200B, 2nd Floor, Centre of Commerce, One Bay Street, P.O. Box N 3944, Nassau, Bahamas, and over which, Joe, as a director of Parufam Limited, has been delegated sole voting and disposition power and (v) 17,539,168 ordinary shares held by PMH Holding Limited, a British Virgin Islands corporation with its registered address at Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands, and over which, Joe, as sole director of PMH Holding Limited, has voting and dispositive power. Excludes shares held by SoftBank representing SoftBank’s share ownership in excess of 30% of our outstanding ordinary shares as of the most recent record date with respect to any shareholders action, over which Joe and Jack will share voting power pursuant to the voting agreement that we, Jack, Joe, SoftBank and Altaba have entered into as described in “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Transactions and Agreements with SoftBank — Voting Agreement.” Joe does not have any pecuniary interests in the 21,763,832 ordinary shares held by Joe and Clara Tsai Foundation Limited. Joe’s business address is 26/F Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong S.A.R., the People’s Republic of China.
(2)	Represents (i) 1,194,994,815 ordinary shares owned by SoftBank Group Corp. with its registered office at 1-7-1, Kaigan, Minato-Ku, Tokyo, 105-7537, Japan, (ii) 1,360,000,000 ordinary shares owned by Skywalk Finance GK with its registered office at 1-7-1, Kaigan, Minato-Ku, Tokyo, 105-7537, Japan, (iii) 686,926,320 ordinary shares owned by Softbank Group Japan Corporation with its registered office at 1-7-1, Kaigan, Minato-Ku, Tokyo, 105-7537, Japan, (iv) 512,313,136 ordinary shares owned by Skybridge LLC with its registered office at 251 Little Falls Drive, Wilmington, New Castle County, Delaware 19808 United States, (v) 460,965,056 ordinary shares owned by SB Northstar LP with its registered office at Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman KY1-9008, Cayman Islands, (vi) 432,436,336 ordinary shares owned by NSL LP with its registered office at Cayman Corporate Centre, 27 Hospital Road, George Town, KY1-9008, Cayman Islands, (vii) 102,590,400 ordinary shares owned by West Raptor Holdings, LLC with its registered office at 2711 Centerville Road, Suite 400, Wilmington, DE 19808 United States, (viii) 99,302,800 ordinary shares owned by Panther I 2021 Holdings Limited with its registered office at 190 Elgin Avenue, George Town, Grand Cayman KY 1-9008, Cayman Islands, (ix) 99,302,800 ordinary shares owned by Panther II 2021 Holdings Limited with its registered office at 190 Elgin Avenue, George Town, Grand Cayman KY 1-9008, Cayman Islands, (x) 74,450,116 ordinary shares owned by Delaware Project 1 L.L.C. with its registered office at 251 Little Falls Drive, Wilmington, New Castle County, Delaware 19808 United States, (xi) 74,450,116 ordinary shares owned by Delaware Project 2 L.L.C. with its registered office at 251 Little Falls Drive, Wilmington, New Castle County, Delaware 19808 United States, (xii) 74,450,116 ordinary shares owned by Delaware Project 3 L.L.C. with its registered office at 251 Little Falls Drive, Wilmington, New Castle County, Delaware 19808 United States, (xiii) 61,760,544 ordinary shares owned by West Raptor Holdings 2, LLC with its registered office at 251 Little Falls Drive, Wilmington, New Castle County, Delaware 19808 United States, (xiv) 60,675,869 ordinary shares owned by Delaware Project 6 L.L.C. with its registered office at 251 Little Falls Drive, Wilmington, New Castle County, Delaware 19808 United States, (xv) 45,768,080 ordinary shares owned by Tigress 2020 Holdings Limited with its registered office at 190 Elgin Avenue, George Town, Grand Cayman KY 1-9008, Cayman Islands, (xvi) 33,861,264 ordinary shares owned by Scout 2020 Holdings Limited with its registered office at 190 Elgin Avenue, George Town, Grand Cayman KY 1-9008, Cayman Islands, (xvii) 15,819,200 ordinary shares owned by Shiodome Project 9 GK with its registered office at 190 Elgin Avenue, George Town, Grand Cayman, KY1-9008, Cayman Islands.
(3)	Each ADS represents eight ordinary shares.

We have one class of ordinary shares, and each holder of our ordinary shares is entitled to one vote per share.

As of July 22, 2021, 21,745,433,984 of our ordinary shares (equivalent to 2,718,179,248 ADSs) were outstanding. To our knowledge, 9,156,240,681 ordinary shares (equivalent to 1,144,530,085 ADSs), representing approximately 42% of our total outstanding shares, were held by 205 record shareholders with registered addresses in the United States, including brokers and banks that hold securities in street name on behalf of their customers. We are not aware of any arrangement that may at a subsequent date, result in a change of control of our company.

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

Summary of Major Related Party Transactions

As disclosed in greater detail in the following paragraphs, the table below summarizes the major related party transactions in fiscal years 2019, 2020 and 2021.

Related Party	Transaction Description
SoftBank
●
Voting agreement among us, Jack Ma, Joe Tsai, SoftBank and Altaba which, among others, provides that SoftBank, Jack Ma and Joe Tsai will vote their shares in favor of the Alibaba Partnership director nominees, and provides SoftBank with the right to nominate a director.

● Various investments involving SoftBank.
Ant Group and its affiliates	● The SAPA, which was amended in 2018, 2019 and 2020, provides a series of transactions, including our acquisition of the 33% equity interest in Ant Group.
● Alipay provides payment and escrow services to us.

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

Related Party	Transaction Description
● We granted Ant Group a license for it to continue to use certain trademarks and domain names.
● We and Ant Group provide certain administrative and support services to each other and our respective affiliates.
● We and Ant Group provide various other services to each other.
● Various investments involving Ant Group.

●
We have granted share-based awards to employees of Ant Group; Junhan, a major equity holder of Ant Group, has granted share-based awards tied to the valuation of Ant Group to our employees; Ant Group has granted share-based awards tied to the value of Ant Group to our employees.

● We, Junhan and Ant Group agreed to settle with each other the cost associated with certain share-based awards granted to each other’s employees upon vesting.
Alibaba Pictures	● We subscribed for newly issued ordinary shares of Alibaba Pictures in March 2019 and it became our consolidated subsidiary upon the completion of the transaction.
Jack Ma, Joe Tsai, and J. Michael Evans	● We agreed to assume the cost of maintenance, crew and operation of their respective personal aircraft of these directors and officers where the cost is allocated for business purposes.
Investment funds affiliated with Jack Ma	● Various investments involving the Yunfeng Funds, investment funds affiliated with Jack Ma.
Jack Ma	● Jack Ma made certain commitments to us relating to his interest in Ant Group, the Yunfeng Funds and other entities.
Investees	● We have commercial arrangements with certain of our investees and other related parties to provide and receive certain marketing, cloud computing and other services.
● We extended loans to and provided a guarantee for certain of our investees.
● We have made co-investments with certain of our investees.
Variable interest entities and variable interest entity equity holders	● We operate certain of our businesses in China through contractual arrangements between our wholly-owned entities, our variable interest entities and variable interest entity equity holders.
Directors and executive officers	● We entered into indemnification agreements with our directors and executive officers.
● We entered into employment agreements with our directors and executive officers.
● We grant equity incentive awards to our directors and executive officers.

The following table summarizes the services fees paid to Ant Group and its affiliates in fiscal years 2019, 2020 and 2021.

		Year Ended March 31,
		2019	2020	2021
Related Party	Transaction	RMB	RMB	RMB	US$

		(in millions)
Ant Group and its affiliates	Payment processing and escrow services fee	8,252	8,723	10,598	1,618
	Administrative and support services	80	124	218	33
	Marketplace software technology services fee and others(1)	1,248	2,619	4,291	655

Note:

(1)	Marketplace software technology services fee and others primarily relates to marketing support services in connection with our retail marketplaces.

Certain of our investees have entered into commercial arrangements with us in connection with certain logistics services they provide to us. In fiscal years 2019, 2020 and 2021, we incurred costs and expenses of RMB12,933 million, RMB8,265 million and RMB11,068 million (US$1,689 million), respectively, for these logistics services. In fiscal year 2021, these costs and expenses accounted for 1.8% of our costs and expenses.

Certain of our investees have also entered into commercial arrangements with us in connection with certain marketing services they provide to our business. In fiscal years 2019, 2020 and 2021, we incurred costs and expenses of RMB907 million, RMB1,146 million and RMB1,394 million (US$213 million), respectively, for these marketing services. In fiscal year 2021, these costs and expenses accounted for 0.2% of our costs and expenses.

Other than the foregoing, the aggregate service fees we paid to other related parties accounted for less than 1% of total costs and expenses in each of fiscal years 2019, 2020 and 2021.

The following table summarizes the services fees received from Ant Group and its affiliates in fiscal years 2019, 2020 and 2021.

		Year Ended March 31,
		2019	2020	2021
Related Party	Transaction	RMB	RMB	RMB	US$

		(in millions)
Ant Group	Software technology services fee and license fee	517	3,835	—	—
	Reimbursement payment for software technology services fee	106	—	—	—
Ant Group and its affiliates	Annual fee for SME loan business	954	954	954	146
	Administrative and support services	1,017	1,224	1,208	184
	Cloud computing services fee	761	1,872	3,916	598
	Marketplace software technology services fee and others	1,489	2,075	2,427	370

We have entered into commercial arrangements with certain of our investees related to logistics services. In fiscal years 2019, 2020 and 2021, we recognized revenue of RMB261 million, RMB1,400 million and RMB1,732 million (US$264 million), respectively, in connection with these logistics services. In fiscal year 2021, this revenue accounted for 0.2% of our revenue.

We have also entered into commercial arrangements with certain of our investees related to cloud computing services. In fiscal years 2019, 2020 and 2021, we recognized revenue of RMB1,111 million, RMB1,548 million and RMB2,411 million (US$368 million), respectively, for these cloud computing services. In fiscal year 2021, this revenue accounted for 0.3% of our revenue.

Other than the related party transactions summarized above, the aggregate payments we received from other related parties accounted for less than 1% of total revenue in each of the fiscal years 2019, 2020 and 2021.

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

SoftBank’s proxy obligations described above shall (a) not apply in respect of any proposal submitted to our shareholders that may result in an issuance of shares or other equity interests of us, including securities exchangeable or convertible into shares, that would increase the amount of our then-outstanding shares by 3% or more and (b) terminate when Jack owns less than 1% of our outstanding shares on a fully diluted basis or if we materially breach the voting agreement. Altaba’s proxy obligations and information rights described above have terminated when it ceased to own any Shares.

Investments Involving SoftBank

We have invested in businesses in which SoftBank or one or more of its affiliates is a shareholder or co-invested with SoftBank or one or more of its affiliates in other businesses. SoftBank has also invested in businesses in which we or our controlled entities are shareholders. For instance, in December 2018, an investment fund affiliated with SoftBank acquired a minority equity interest in our holding company of the Local Consumer Services business. We may continue to co-invest with SoftBank, invest in businesses in which SoftBank is already an existing investor, and may also bring SoftBank as an investor into new businesses or businesses in which we are an existing investor.

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

Following the divestment of our interest in and control over Alipay, effective in the first calendar quarter of 2011, the ownership structure of Alipay’s parent entity, Ant Group, was changed so that Jack Ma held a substantial majority of the equity ownership interest in Ant Group. The ownership structure of Ant Group has subsequently been further restructured. Ant Group has also completed several rounds of equity financing. Pursuant to the SAPA entered into in August 2014 and amended in February 2018, September 2019 and August 2020, we agreed to acquire a 33% equity interest in Ant Group and terminate the profit share payments that we were receiving from Ant Group at the time, subject to the satisfaction of closing conditions set forth in the SAPA. In September 2019, we received a newly issued 33% equity interest in Ant Group following the satisfaction of the closing conditions set forth in the SAPA. As of March 31, 2021, Junhan and Junao held approximately 50% of Ant Group’s equity interest, we held 33% and other shareholders held the remaining equity interest. The general partner of Junhan and Junao is an entity that was previously wholly-owned by Jack Ma. In August 2020, Jack transferred 66% of the equity interest in such general partner entity but retained control over the equity interests in Ant Group held by Junhan and Junao. Through an agreement with the transferees as well as the articles of association of the general partner entity, Jack has control over resolutions passed at general meetings of the general partner entity that relate to the exercise of rights by Junhan and Junao as shareholders of Ant Group.

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

We understand that it is the intention of the shareholders of Ant Group that:

●	Jack Ma’s direct and indirect economic interest in Ant Group (for the avoidance of doubt, other than the equity stake in Ant Group held by our company) will be reduced over time to a percentage that does not exceed his and his affiliates’ interest in our company as of the time immediately prior to the completion of our initial public offering (the percentage of our ordinary shares Jack and his affiliates beneficially owned immediately prior to the completion of our initial public offering was 8.8%) and that this reduction will be caused in a manner by which neither Jack nor any of his affiliates would receive any economic benefit. See “— Commitments of Jack Ma to Alibaba Group” below. We have been informed by Ant Group that the proposed reduction of Jack’s economic interest is expected to be accomplished through a combination of future share-based awards to employees and dilutive issuances of equity in Ant Group, among others;
●	from time to time, additional economic interests in Ant Group in the form of interests similar to share appreciation rights issued by Junhan will be transferred to employees of Ant Group and our employees; and
●	Ant Group may raise equity capital from investors in the future in order to finance its business expansion, with the effect that the shareholding of Junao and Junhan in Ant Group will be reduced through dilution (the amount of dilution would depend on future valuations and the amount of equity capital to be raised).

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

2014 Restructuring of Our Relationship with Ant Group and Alipay, 2019 Equity Issuance, and Related Amendments

On August 12, 2014, we entered into a share and asset purchase agreement, which together with all subsequent amendments, we refer to as the SAPA, and entered into or amended certain ancillary agreements including an amendment and restatement of the 2011 IPLA, or the 2014 IPLA. Pursuant to these agreements, we restructured our relationships with Ant Group and Alipay and terminated the 2011 framework agreement. On February 1, 2018, we amended both the SAPA and the Alipay commercial agreement, and agreed with Ant Group and certain other parties on forms of certain ancillary agreements. On September 23, 2019, we further amended the SAPA. The relevant amendments were entered into or agreed to facilitate our acquisition of a 33% equity interest in Ant Group. On August 24, 2020, we further amended the SAPA, the Alipay commercial agreement and certain other agreements, referred to as the 2020 Amendments. The 2020 Amendments were made primarily to facilitate Ant Group’s planned IPO on the Science and Technology Innovation Board of the Shanghai Stock Exchange and on the Main Board of the Hong Kong Stock Exchange.

Apart from the amended provisions described below, the key terms of our agreements with Ant Group and Alipay from the 2014 Restructuring remain substantially unchanged.

Sale of SME Loan Business and Certain Other Assets

Pursuant to the SAPA, we sold certain securities and assets primarily relating to our SME loan business and other related services to Ant Group in February 2015. In addition, pursuant to software system use and service agreements relating to the know-how and related intellectual property that we agreed to sell together with the SME loan business and related services, we will receive annual fees for a term of seven years, commencing in 2015 and ending in 2021. These fees, which are recognized as other revenue, are determined as follows: for calendar years 2015 to 2017, the entities operating the SME loan business paid an annual fee equal to 2.5% of the average daily balance of the SME loans provided by these entities, and in calendar years 2018 to 2021, these entities will pay an annual fee equal to the amount of the fees paid in calendar year 2017. In fiscal years 2019, 2020 and 2021, the annual fees we received from Ant Group and its affiliates in connection with the SME loan business amounted to RMB954 million, RMB954 million and RMB954 million (US$146 million), respectively.

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

Financial and Accounting Treatment upon Issuance of Equity Interest in Ant Group

There was no material operational and economic impact on us as a result of our receipt of the 33% equity interest in Ant Group in 2019, but we changed our accounting for our relationship with Ant Group as a result of the Issuance. Upon the Issuance, and our transfer of certain intellectual property to Ant Group and its subsidiaries, the profit share arrangement under the 2014 IPLA was terminated. For the years ended March 31, 2019, 2020 and 2021, the profit share payments recorded in “Other income, net” in our consolidated income statements amounted to RMB517 million, RMB3,835 million and nil, respectively. Following our receipt of the Issuance, we no longer received any profit share payments from Ant Group. Following the Issuance, we accounted for our equity interest in Ant Group under the equity method and recorded it in “Investment in equity method investees” on our consolidated balance sheet. In fiscal year 2020, we recognized a one-time gain of RMB71.6 billion in relation to the receipt of the 33% equity interest in Ant Group. Subsequent to the Issuance, we record our proportionate share of results of Ant Group in “Share of results of equity method investees” in our consolidated income statements on a one quarter in-arrears basis.

Regulatory Unwind

Prior to the 2020 Amendments, the SAPA provided that, if a relevant governmental authority prohibits us from owning all or a portion of our equity interest in Ant Group after the equity issuance has occurred through enactment of a law, rule or regulation, or explicitly requires Ant Group to redeem this equity interest, and the prohibition or request is not subject to appeal and cannot otherwise be resolved, then to the extent necessary, Ant Group will redeem the equity interest; the related intellectual property and asset transfers, and ancillary transactions under the SAPA will be unwound; and the terms of the SAPA, the 2014 IPLA, and other related agreements will be restored, including the prior profit share payments and liquidity event payment (which would be payable to us in the event of a qualified IPO of Ant Group or Alipay, in an amount equal to 37.5% of the equity value of Ant Group as a whole, immediately prior to the qualified IPO). If there is a partial unwind where we retain a portion of our equity interest in Ant Group, but less than the full 33%, then pursuant to the terms of the SAPA and the 2014 IPLA, the prior profit share payment arrangement and liquidity event payment amount will be proportionately reduced based on the amount of equity interest retained by us. Pursuant to the 2020 Amendments, these provisions will terminate upon the completion of the IPO of Ant Group.

Jack Ma and Joe Tsai contributed 280,000,000 and 120,000,000 of our Shares, respectively, after having accounted for the Share Split, held by them to APN Ltd., a vehicle they established to hold these shares. The shares of APN Ltd., as well as the 400,000,000 Shares, after having accounted for the Share Split, held by APN Ltd., were pledged to us to secure the liquidity event payment and certain other obligations of Ant Group under the SAPA and the Alipay commercial agreement, as well as the direct liability of APN Ltd. for up to US$500 million of the liquidity event payment if any liquidity event payment becomes due. These Shares remain pledged to us to secure certain obligations of Ant Group under the SAPA and the Alipay commercial agreement.

Pre-emptive Rights

Following our receipt of equity interest in Ant Group, we have pre-emptive rights to participate in other issuances of equity securities by Ant Group and certain of its affiliates prior to the listing date of a qualified IPO of Ant Group. These pre-emptive rights entitle us to maintain the equity ownership percentage we hold in Ant Group immediately prior to any such issuances. In connection with our exercise of our pre-emptive rights we are also entitled to receive certain payments from Ant Group, effectively funding our subscription for these additional equity interests, up to a value of US$1.5 billion, subject to certain adjustments, or the pre-emptive rights funded payments. In addition to these pre-emptive rights and the pre-emptive rights funded payments, under the SAPA, in certain circumstances we are permitted to exercise pre-emptive rights through an alternative arrangement that will further protect us from dilution.

Certain Restrictions on the Transfer of Ant Group Equity Interests

Under the SAPA and the Amended IPLA, certain parties thereto, including us in some cases, are subject to restrictions on the transfer of equity interests in Ant Group, including:

●	following our receipt of the Issuance and until the earlier of a qualified IPO of Ant Group or the termination of the independent director rights provided in the SAPA, without the prior written consent of our company, none of Jack Ma, Joe Tsai (if he holds any equity interest at that time), Junao, Junhan or Ant Group may knowingly transfer any equity in Ant Group to a third-party who would thereby acquire more than 50% of the voting or economic rights in, or assets of, Ant Group; and

●	any transfer of equity interests in Ant Group by Junao or Junhan, on the one hand, or our company, on the other hand, will be subject to a right of first refusal by the other party.

Non-competition Undertakings

Under the SAPA, subject to certain limitations and unless both parties agree, Ant Group may not engage in any business conducted by us from time to time or logical extensions thereof, and we are restricted from engaging in specified business activities within the scope of business of Ant Group, including the provision and distribution of credit facilities and insurance, the provision of investment management and banking services, payment transaction processing and payment clearing services, leasing, lease financing and related services, trading, dealing and brokerage with respect to foreign exchange and financial instruments, distribution of securities, commodities, funds, derivatives and other financial products and the provision of credit ratings, credit profiles and credit reports. Each party may, however, make passive investments in competing businesses below specified thresholds, in some cases after offering the investment opportunity to the other party. The 2020 Amendments allow Ant Group to engage in the sale and placement of advertisements by financial institutions solely in connection with financial services on publicly available mobile applications and end-user interfaces majority-owned and operated by Ant Group, an activity that falls within the scope of our business but which Ant Group is permitted to engage in as an exception to the non-compete provisions, subject to certain qualifications.

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

In each case, these director nomination rights will continue unless we cease to own a certain amount of our post-issuance equity interests in Ant Group, or upon the completion of a qualified IPO of Ant Group, whichever is earlier. For more information, see “— Termination of Alibaba Rights” below.

Additional Alibaba Rights

In addition to the rights discussed above, the SAPA provides us with certain other rights with respect to Ant Group. These include, among others:

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

Pursuant to the 2020 Amendments, the Independent Committee’s approval rights over the foregoing two matters will terminate upon the completion of a qualified IPO of Ant Group. For more information, see “— Termination of Alibaba Rights” below.

Termination of Alibaba Rights

Under the SAPA, certain of our rights with respect to Ant Group were terminated upon our receipt of the Issuance.

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

Pursuant to the 2020 Amendments, the following rights under the SAPA will terminate upon the completion of the IPO of Ant Group:

●	our right to jointly recommend with Ant Group one nominee whom Ant Group would nominate for election as independent director of its board, which independent director would serve on the board’s audit committee, and our right to nominate two of our officers or employees for election as directors to the board of Ant Group;
●	our rights to participate in any qualified IPO of Ant Group or Alipay;
●	the Independent Committee’s approval rights over:
●	voluntary transfers of any equity securities of Alipay;
●	increases to the size of the Ant Group board resulting in the number of board seats exceeding a certain number; and
●	any Alipay IPO or equity issuance (other than in the context of the IPO of Ant Group).

Alipay Commercial Agreement

Under the Alipay commercial agreement among us, Alipay and Ant Group, which agreement still remains in place following the 2014 restructuring and the 2018, 2019 and 2020 amendments to our agreements with Ant Group, each as described above, Alipay provides payment processing and escrow services to us. These services enable settlement of transactions on our marketplaces through a secure payment platform and escrow process. We pay Alipay a fee for these services on terms that are preferential to us. These preferential terms enable us, with certain exceptions, to make available basic payment processing and escrow services to consumers and merchants on our marketplaces free of charge. We believe that these services provide us with a competitive advantage that otherwise would be diminished without the preferential terms of the Alipay commercial agreement.

The fees that we pay Alipay are based on fee rates and actual payment volumes processed on our marketplaces. The fee rates reflect, among other things, Alipay’s bank-processing costs and operating costs allocable to the services provided to us, and accordingly are subject to adjustment on an annual basis to the extent these costs increase or decline. In connection with the 2014 restructuring, the Alipay commercial agreement was amended to provide that a special independent committee formed by our independent directors and the director designated by SoftBank, or the Independent Committee, must approve the fee rates in advance on an annual basis. The fee rates for the immediately preceding year remain in effect until such time as the annual approval by the Independent Committee has been obtained. In fiscal years 2019, 2020 and 2021, service fees in connection with the payment services provided by Alipay under this agreement amounted to RMB8,252 million, RMB8,723 million and RMB10,598 million (US$1,618 million), respectively. The Alipay commercial agreement has an initial term of 50 years, and is automatically renewable for further periods of 50 years, subject to our right to terminate at any time upon one year’s prior written notice. Prior to the 2020 Amendments, if the Alipay commercial agreement was required by applicable regulatory authorities, including under stock exchange listing rules, to be modified in certain circumstances, a one-time payment may have been payable to us by Ant Group to compensate us for the impact of the adjustment. Certain conforming amendments were made to the Alipay commercial agreement as part of the relevant amendments to our agreements with Ant Group and Alipay described above. Pursuant to the 2020 Amendments, we no longer have the right to receive such one-time payment. This change was made to facilitate the IPO of Ant Group. If the IPO of Ant Group is withdrawn or rejected by governmental authority or is not completed within a certain period of time, the change will be unwound and our right will be restored.

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

In fiscal years 2019, 2020 and 2021, under the 2014 IPLA, we recognized royalty and software technology services fees, net of costs incurred by us, amounting to RMB517 million, RMB3,835 million and nil, respectively, as other income, and the relevant expense reimbursement amounted to RMB106 million, nil and nil, respectively, over the same periods.

Upon our receipt of the Issuance in September 2019, we entered into the Amended IPLA and terminated the 2014 IPLA, and accordingly, the profit share payment arrangement under the 2014 IPLA automatically terminated.

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

Shared Services Agreement with Ant Group

We and Ant Group entered into a shared services agreement, which was amended and restated in August 2020 in connection with the 2020 Amendments to the SAPA. Pursuant to the shared services agreement, we and Ant Group provide certain administrative and support services to each other and our respective affiliates.

Service fees in connection with the administrative and support services provided by us to Ant Group and its affiliates under the agreement amounted to RMB1,017 million, RMB1,224 million and RMB1,208 million (US$184 million) in fiscal years 2019, 2020 and 2021, respectively. Service fees in connection with the administrative and support services provided by Ant Group and its affiliates to us amounted to RMB80 million, RMB124 million and RMB218 million (US$33 million) in fiscal years 2019, 2020 and 2021, respectively.

Other Commercial Arrangements with Ant Group

We also provide Ant Group and its affiliates with cloud computing services, marketplace software technology services and other services. In fiscal years 2019, 2020 and 2021, under these arrangements, service fees in connection with various services provided by us to Ant Group and its affiliates amounted to RMB2,250 million, RMB3,947 million and RMB6,343 million (US$968 million), respectively. Meanwhile, Ant Group and its affiliates provide us with marketplace software technology services and other services. In fiscal years 2019, 2020 and 2021, service fees in connection with the marketplace software technology services and other services provided by Ant Group amounted to RMB1,248 million, RMB2,619 million and RMB4,291 million (US$655 million), respectively.

New Agreements Entered into in 2020

Arrangements to Acquire Further Shares in the IPO of Ant Group

In connection with the 2020 Amendments, we entered into certain agreements with Ant Group, pursuant to which we may subscribe for additional shares in Ant Group as part of the IPO of Ant Group, such that we may continue to hold an equity interest not exceeding 33% in Ant Group upon the completion of the IPO of Ant Group.

Documents to Implement Transfers of IP Contemplated by SAPA

In connection with the 2020 Amendments, we entered into a number of agreements pursuant to which we transferred to Ant Group certain intellectual property exclusively relating to the business of Ant Group in connection with the IPO of Ant Group, which transfers were contemplated by the SAPA. Ant Group would be required to transfer this intellectual property back to us if the IPO of Ant Group is not completed within a certain period of time.

Investments Involving Ant Group

We have invested in businesses in which Ant Group is a shareholder or co-invested with Ant Group in other businesses. For instance, in December 2018, Ant Group participated in the integration of Ele.me and Koubei, and became a minority shareholder of our holding company of the Local Consumer Services business. In addition, in July 2019, Ant Group invested HK$454 million for a 0.5% equity interest in Alibaba Health, our subsidiary listed on the Hong Kong Stock Exchange. Ant Group is also a shareholder of both Paytm, a mobile payment platform in India, and Paytm Mall, an e-commerce platform in India, both of which are our minority investees.

Share-based Award Arrangements

In order to encourage mutually beneficial cooperation, we have granted share-based awards under our equity incentive plans to employees of Ant Group. As of March 31, 2019, 2020 and 2021, there were 15,051,768, 15,655,840 and 16,967,344 of our Shares, respectively (equivalent to 1,881,471, 1,956,980 and 2,120,918 ADSs, respectively), underlying their outstanding awards.

We understand that Jack Ma, who effectively controls approximately 50% of the voting interest in Ant Group, believes that providing share-based awards to our employees tied to the success of Ant Group will enhance the value of our business because of the strategic importance of Alipay to our marketplaces and our significant participation in the profits and value accretion of Ant Group.

Since March 2014, Junhan, the general partner of which is an entity controlled by Jack Ma, has granted share-based awards tied to the valuation of Ant Group to our employees. The awards will be settled by Junhan upon disposal of these awards by the holders. Since April 2018 and July 2019, Ant Group has granted RSUs and share appreciation rights tied to the valuation of Ant Group to our employees respectively. The awards will be settled by Ant Group upon vesting or exercise of these awards. In addition, Junhan and Ant Group have the right to repurchase the vested awards (or any underlying equity for the settlement of the vested awards) granted by them, as applicable, from the holders upon an initial public offering of Ant Group or the termination of the holders’ employment with us at a price to be determined based on the then fair market value of Ant Group.

Subsequent to our initial public offering in 2014, we, Junhan and Ant Group agreed that none of them had any obligation to pay any other party any expense relating to the cross-grant of share-based awards. Starting from April 2020, the parties agreed to settle with each other the cost associated with certain share-based awards granted to each other’s employees upon vesting. The settlement amounts under this arrangement will depend on the values of Ant Group share-based awards granted to our employees and our share-based awards granted to employees of Ant Group. It is expected that the net settlement amount would be insignificant to us.

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

Transactions with Entities Affiliated with Our Directors and Officers

Jack Ma, formerly one of our directors, Joe Tsai, our executive vice chairman, and J. Michael Evans, our president and director, have purchased their own aircraft for both business and personal use. These individuals have waived any leasing fees for the use of such aircraft in connection with the performance of their duties as our directors and executive officers, and we have agreed to assume the cost of maintenance, crew and operation of the aircraft where the cost is allocated for business purposes. In 2020, we stopped paying any costs for the aircraft of Jack Ma and Michael Evans.

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

Jack has either non-voting interests or has waived the exercise of his voting power with respect to his interests in each of the investment advisor entities and the managing entities of certain Yunfeng Funds. Jack has also agreed to donate all distributions of (x) carried interest proceeds he may receive in respect of the Yunfeng Funds and (y) dividends he may receive with respect to his holdings of shares in any investment advisor entity of the Yunfeng Funds, which we collectively refer to as the Yunfeng GP Distributions, to, or for the benefit of, the Alibaba Group Charitable Fund or other entities identified by Jack that serve charitable purposes. In addition, Jack has agreed that, other than his income tax obligations arising from recognition of income from Yunfeng GP Distributions, he will not claim any charitable deductions with respect to donations of his Yunfeng GP Distributions against his other income tax obligations. See “— Commitments of Jack Ma to Alibaba Group” below. We believe that, through its expertise, knowledge base and extensive network of contacts in private equity in China, Yunfeng Capital will assist us in developing a range of relevant strategic investment opportunities.

The Yunfeng Funds have historically entered into co-investment transactions with us and third parties, such as our co-investment in Beijing Easyhome Furnishing Chain Group Co., Ltd., one of the largest home improvement supplies and furniture chains in the PRC (which subsequently became Easyhome New Retail Group Co., Ltd. following the completion of a reverse takeover in December 2019). We have also invested in other businesses in which the Yunfeng Funds are shareholders.

Commitments of Jack Ma to Alibaba Group

Jack Ma, formerly one of our directors, has confirmed the following commitments to our board of directors:

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

Transactions with Other Investees

We have commercial arrangements with certain of our investees related to cloud computing services. Revenue recognized in connection with the cloud computing services we provided to our investees amounted to RMB1,111 million, RMB1,548 million and RMB2,411 million (US$368 million) in fiscal years 2019, 2020 and 2021, respectively.

We have commercial arrangements with certain of our investees related to marketing services. Cost of revenue and sales and marketing expenses recognized in connection with the marketing services provided by these investees to us amounted to RMB907 million, RMB1,146 million and RMB1,394 million (US$213 million) in fiscal years 2019, 2020 and 2021, respectively.

We have commercial arrangements with certain of our investees related to logistics services. Revenue recognized in connection with the logistics services we provided to our investees amounted to RMB261 million, RMB1,400 million and RMB1,732 million (US$264 million) in the fiscal year 2019, fiscal year 2020 and fiscal year 2021, respectively. Fees incurred in connection with the logistics service provided by our investees to Cainiao Network and certain of our other businesses in fiscal years 2019, 2020 and 2021 amounted to RMB12,933 million, RMB8,265 million and RMB11,068 million (US$1,689 million), respectively.

We have extended loans to certain of our investees for working capital and other uses in conjunction with our investments. As of March 31, 2021, the aggregate outstanding balance of these loans was RMB2,824 million (US$431 million), with remaining terms of up to five years and interest rates of up to 10% per annum.

We have agreed to provide a guarantee for a term loan facility of HK$7.7 billion (US$1.0 billion) in favor of Cingleot, a company that is partially owned by Cainiao Network, in connection with a logistic center development project at the Hong Kong International Airport. As of the date of this annual report, HK$1,788 million (US$230 million) was drawn down by that entity under this facility.

We have also co-invested with certain of our investees in other businesses. For example, we have made co–investments with Hangzhou Hanyun Xinling Equity Investment Fund Partnership and New Retail Strategic Opportunities Fund, L.P. – both of which are our investees that focus on retail-related businesses – in a number of companies, including Red Star Macalline Group Corporation Limited, Sun Art, ZTO Express (Cayman) Inc., and Focus Media Information Technology Co., Ltd.

Other Commercial Transactions with Investees

Other than the transactions disclosed above, we also have commercial arrangements with certain of our investees and other related parties in which:

●	we recorded cost and expenses paid to investees for cloud computing services, content acquisition, purchase of inventory and various other services; and
●	we recorded income generated from investees for providing marketing, commission and other services.

The amounts relating to these services provided and received represent less than 1% of our revenue and total costs and expenses, respectively, for the years ended March 31, 2019, 2020 and 2021.

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

PRC Anti-monopoly Investigation and Administrative Penalty Decision

On December 24, 2020, we received a notice of investigation from the SAMR, stating that the SAMR had commenced an investigation pursuant to the PRC Anti-monopoly Law. On April 10, 2021, the SAMR issued an Administrative Penalty Decision, or the Decision, of the anti-monopoly investigation into our company. In the Decision, the SAMR found that we had violated Article 17(4) of the PRC Anti-monopoly Law, which states that a business operator that has a dominant market position is prohibited from restricting business counterparties through exclusive arrangements without justifiable cause. Pursuant to Articles 47 and 49 of the PRC Anti-monopoly Law, the SAMR ordered us to cease violating acts and imposed a fine of RMB18.2 billion. The SAMR also issued an administrative guidance, instructing us to implement a comprehensive program of rectification, through strictly fulfilling our responsibility as a platform operator, strengthening our internal controls and compliance, upholding fair competition, and protecting the lawful rights and interests of our platform’s merchants and consumers. The administrative guidance requires us to submit a self-assessment and compliance report to the SAMR for three consecutive years.

Shareholder Class Action Lawsuits

In November and December 2020, we and certain of our officers and directors were named defendants in two putative securities class action lawsuit filed in the United States District Court for the Southern District of New York concerning the suspension of Ant Group’s planned initial public offering, captioned Laura Ciccarello v. Alibaba Group et al., No. 1:20-cv-09568 (S.D.N.Y.) (the “Ciccarello Action”) and Robert Romnek v. Alibaba Group et al., No. 1:20-cv-10267 (S.D.N.Y.) (the “Romnek Action”). Both lawsuits assert claims under Section 10(b) and Section 20(a) of the U.S. Exchange Act.

In January 2021, we and certain of our officers and directors were named defendants in a putative securities class action lawsuit filed in the United States District Court for the Southern District of New York concerning certain antitrust developments, captioned Elissa Hess v. Alibaba Group et al., No. 1:21-cv-00136 (S.D.N.Y.) (the “Hess Action”). The complaint in the Hess Action, which also includes certain allegations about the suspension of Ant Group’s planned initial public offering, asserts claims under Section 10(b) and Section 20(a) of the U.S. Exchange Act.

On January 12, 2021, four plaintiff groups filed Motions to Consolidate and Motions for Appointment as Lead Plaintiff under the Private Securities Litigation Reform Act (“PSLRA”), seeking consolidation of the Ciccarello, Romnek, and Hess Actions and appointment of Lead Plaintiff and Lead Counsel under the PSLRA. On April 20, 2021, the Court consolidated the three actions. The Court’s ruling on the Lead Plaintiff motions is currently pending.

JD.com Lawsuit

In 2017, Beijing Jingdong Shiji Trading Co., Ltd. and Beijing Jingdong 360 E-commerce Co., Ltd. sued Zhejiang Tmall Technology Co., Ltd., Zhejiang Tmall Network Co., Ltd. and Alibaba Group Holding Limited for abuse of dominant market position (Case No. (2017) Jing Min Chu Zi No.152). The plaintiffs request the three defendants to cease relevant acts and claimed a substantial amount of damages in the original complaint. In March 2021, the plaintiffs amended their claim to seek higher damages. As of the date of this annual report, the case is pending in Beijing High People’s Court and the potential damages are not reasonably estimable at the current stage.

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

B.   Memorandum and Articles of Association

We incorporate by reference into this annual report the description of our amended and restated Memorandum and Articles of Association contained in our Registration Statement on Form F-1 (File No. 333-195736), as amended, initially filed with the SEC on May 6, 2014. Our shareholders adopted our amended and restated Memorandum and Articles of Association by a special resolution on September 2, 2014, and effective upon completion of our initial public offering of ordinary shares represented by our ADSs. At our annual general meeting of shareholders held on September 30, 2020, our shareholders approved to amend and restate our Memorandum and Articles of Association by a special resolution, and effective upon the same day, to expressly permit completely virtual shareholders’ meetings and reflect the Company’s share capital following the Share Split.

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

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty or withholding tax applicable to us or to any holder of our ADSs or ordinary shares. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties that may be applicable on instruments executed in, or after execution brought into, the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on the issue of shares by, or any transfer of shares of, Cayman Islands companies (except those which hold interests in land in the Cayman Islands). The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

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

People’s Republic of China Taxation

We are a holding company incorporated in the Cayman Islands and we gain substantial income by way of dividends from our PRC subsidiaries. The EIT Law and its implementation rules, both of which became effective on January 1, 2008 and were most recently amended on December 29, 2018 and April 23, 2019, respectively, provide that China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its equity holders that are non-resident enterprises, will normally be subject to PRC withholding tax at a rate of 10%, unless any non-resident enterprise’s jurisdiction of incorporation has a tax treaty with China that provides for a lower withholding tax rate for which the foreign investor is eligible.

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

Hong Kong Taxation

Our subsidiaries incorporated in Hong Kong were subject to Hong Kong profits tax at a rate of 16.5% in the fiscal years ended March 31, 2019, 2020 and 2021.

Our principal register of members is maintained by our Principal Share Registrar in the Cayman Islands, and our Hong Kong register of members is maintained by the Hong Kong Share Registrar in Hong Kong.

Dealings in our Shares registered on our Hong Kong share register are subject to Hong Kong stamp duty. The stamp duty is charged to each of the seller and purchaser at the rate of 0.1% of the consideration for, or (if greater) the value of, our Shares transferred. In other words, a total of 0.2% is currently payable on a typical sale and purchase transaction of our Shares. This rate will increase, effective August 1, 2021, to 0.26% of the consideration for, or (if greater) the value of, the Shares transferred, with 0.13% payable by each of the buyer and seller. In addition, a fixed duty of HK$5.00 is charged on each instrument of transfer (if required).

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

Material United States Federal Income Tax Considerations

The following summary describes the material United States federal income tax consequences of the ownership of our ordinary shares and ADSs as of the date of this annual report. The discussion set forth below is applicable only to United States Holders that hold ordinary shares or ADSs as capital assets. As used herein, the term “United States Holder” means a beneficial owner of an ordinary share or ADS that is for United States federal income tax purposes:

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

This summary does not contain a detailed description of all the United States federal income tax consequences to you in light of your particular circumstances and does not address the Medicare tax on net investment income, United States federal estate and gift taxes or the effects of any state, local or non-United States tax laws. If you are considering the purchase, ownership or disposition of our ordinary shares or ADSs, you should consult your own tax advisors concerning the United States federal income tax consequences to you in light of your particular situation as well as any consequences arising under other United States federal tax laws and the laws of any other taxing jurisdiction.

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

Subject to applicable limitations (including a minimum holding period requirement), dividends received by non-corporate United States investors from a qualified foreign corporation may be treated as “qualified dividend income” that is subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on ordinary shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that our ADSs (which are listed on the NYSE) are readily tradable on an established securities market in the United States. Thus, we believe that any dividends we pay on our ordinary shares that are represented by ADSs will be eligible for these reduced tax rates. Since we do not expect that our ordinary shares will be listed on an established securities market in the United States, we do not believe that any dividends that we pay on our ordinary shares that are not represented by ADSs currently meet the conditions required for these reduced tax rates. There also can be no assurance that our ADSs will be considered readily tradable on an established securities market in the United States in subsequent years. A qualified foreign corporation also includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the United States. In the event that we were deemed to be a PRC resident enterprise under the EIT Law, although no assurance can be given, we might be eligible for the benefits of the income tax treaty between the United States and the PRC, which is hereinafter referred to as the Treaty, and if we were eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether the shares are represented by ADSs, would be eligible for the reduced rates of taxation. See “— People’s Republic of China Taxation” above. You should consult your own tax advisors regarding the application of these rules given your particular circumstances.

Non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a PFIC in the taxable year in which the dividends are paid or in the preceding taxable year. See “— Passive Foreign Investment Company” below.

In the event that we were deemed to be a PRC resident enterprise under the EIT Law, you might be subject to PRC withholding taxes on dividends paid to you with respect to the ADSs or ordinary shares. See “— People’s Republic of China Taxation” above. In that case, subject to certain conditions and limitations, PRC withholding taxes on dividends would be treated as foreign taxes eligible for credit against your United States federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the ADSs or ordinary shares will be treated as foreign-source income and will generally constitute passive category income. However, in certain circumstances, if you have held the ADSs or ordinary shares for less than a specified minimum period during which you are not protected from risk of loss, or are obligated to make payments related to the dividends, you will not be allowed a foreign tax credit for any PRC withholding taxes imposed on dividends paid on the ADSs or ordinary shares. If you are eligible for Treaty benefits, any PRC taxes on dividends will not be creditable against your United States federal income tax liability to the extent withheld at a rate exceeding the applicable Treaty rate. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisor regarding the availability of the foreign tax credit under your particular circumstances.

To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, as determined under United States federal income tax principles, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the ADSs or ordinary shares (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by you on a subsequent disposition of the ADSs or ordinary shares), and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange, as described under “— Taxation of Capital Gains” below. Consequently, any distributions in excess of our current and accumulated earnings and profits would generally not give rise to foreign source income and you would generally not be able to use the foreign tax credit arising from any PRC withholding tax imposed on those distributions unless the credit can be applied (subject to applicable limitations) against United States federal income tax due on other foreign source income in the appropriate category for foreign tax credit purposes. However, we do not expect to keep earnings and profits in accordance with United States federal income tax principles. Therefore, you should expect that a distribution will generally be reported as a dividend (as discussed above).

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

For this purpose, passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). In addition, cash and other assets readily convertible into cash are generally considered passive assets. If we own at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income. Although we do not expect to be a PFIC, it is not entirely clear how the contractual arrangements between us and our variable interest entities will be treated for purposes of the PFIC rules. If it were determined that we do not own the stock of our variable interest entities for United States federal income tax purposes (for instance, because the relevant PRC authorities do not respect these arrangements), we may be treated as a PFIC.

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

If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares and you do not make a timely mark-to-market election (as discussed below), you will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition, including a pledge, of ADSs or ordinary shares. Distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as excess distributions. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or ordinary shares;
●	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income; and
●	the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year for individuals or corporations, as applicable, and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each relevant year.

Although the determination of whether we are a PFIC is made annually, if we are a PFIC for any taxable year in which you hold our ADSs or ordinary shares, you will generally be subject to the special tax rules described above for that year and for each subsequent year in which you hold the ADSs or ordinary shares (even if we do not qualify as a PFIC in such subsequent years). However, if we cease to be a PFIC, you can avoid the continuing impact of the PFIC rules by making a special election to recognize gain as if your ADSs or ordinary shares had been sold on the last day of the last taxable year during which we were a PFIC. You are urged to consult your own tax advisors about this election.

In certain circumstances, in lieu of being subject to the special tax rules discussed above, you may make a mark-to-market election with respect to your ADSs or ordinary shares, provided such ADSs or ordinary shares are treated as “marketable stock.” The ADSs or ordinary shares generally will be treated as marketable stock if the ADSs or ordinary shares are regularly traded on a “qualified exchange or other market” (within the meaning of the applicable Treasury regulations). Under current law, the mark-to-market election may be available to United States Holders of ADSs since the ADSs are listed on the NYSE, which constitutes a qualified exchange, although there can be no assurance that the ADSs will be “regularly traded” for purposes of the mark-to-market election. Our ordinary shares are listed on the Hong Kong Stock Exchange, which must meet certain trading, listing, financial disclosure and other requirements to be treated as a qualified exchange for these purposes, and no assurance can be given that our ordinary shares will be “regularly traded” for purposes of the mark-to-market election.

If you make an effective mark-to-market election, for each year that we are a PFIC you will include as ordinary income the excess of the fair market value of your ADSs or ordinary shares at the end of the year over your adjusted tax basis in the ADSs or ordinary shares. You will be entitled to deduct as an ordinary loss in each relevant year the excess of your adjusted tax basis in the ADSs or ordinary shares over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If you make an effective mark-to-market election, in each year that we are a PFIC: (i) any gain you recognize upon the sale or other disposition of your ADSs or ordinary shares will be treated as ordinary income and (ii) any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

Your adjusted tax basis in the ADSs or ordinary shares will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. If you make a mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs or ordinary shares are no longer regularly traded on a qualified exchange or the Internal Revenue Service, or the IRS, consents to the revocation of the election. However, because a mark-to-market election cannot be made for any lower-tier PFICs that we may own (as discussed below), you will generally continue to be subject to the special tax rules discussed above with respect your indirect interest in any such lower-tier PFIC. You are urged to consult your tax advisor about the availability of the mark-to-market election, and whether making the election would be advisable in your particular circumstances.

Alternatively, you can sometimes avoid the rules described above by electing to treat a PFIC as a “qualified electing fund” under Section 1295 of the Code. However, this option is not available to you because we do not intend to comply with the requirements necessary to permit you to make this election.

In addition, non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a PFIC in the taxable year in which the dividends are paid or in the preceding taxable year. You will generally be required to file IRS Form 8621 if you hold our ADSs or ordinary shares in any year in which we are classified as a PFIC.

If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares and any of our non-United States subsidiaries is also a PFIC, you will be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. You are urged to consult your tax advisors about the application of the PFIC rules to any of our subsidiaries.

You are urged to consult your tax advisors concerning the United States federal income tax consequences of holding ADSs or ordinary shares if we are considered a PFIC in any taxable year.

Taxation of Capital Gains

For United States federal income tax purposes, you will recognize taxable gain or loss on any sale, exchange or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized for the ADSs or ordinary shares (including any amounts withheld to reflect PRC withholding taxes) and your tax basis in the ADSs or ordinary shares. Subject to the discussion under “— Passive Foreign Investment Company” above, this gain or loss will generally be capital gain or loss. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as United States source gain or loss. However, if we were treated as a PRC resident enterprise for EIT Law purposes and PRC tax were imposed on any gain, and if you are eligible for the benefits of the Treaty, you may elect to treat this gain as PRC source gain under the Treaty. If you are not eligible for the benefits of the Treaty or you fail to make the election to treat any gain as PRC source, then you may not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of our ADSs or ordinary shares unless the credit can be applied (subject to applicable limitations) against tax due on other income derived from foreign sources. You will be eligible for the benefits of the Treaty if, for purposes of the Treaty, you are a resident of the United States, and you meet other requirements specified in the Treaty. Because the determination of whether you qualify for the benefits of the Treaty is fact-intensive and depends upon your particular circumstances, you are specifically urged to consult your tax advisors regarding your eligibility for the benefits of the Treaty. You are also urged to consult your tax advisor regarding the tax consequences in case any PRC tax is imposed on gain on a disposition of our ADSs or ordinary shares, including the availability of the foreign tax credit and the election to treat any gain as PRC source, under your particular circumstances.

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

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is furnished to the IRS in a timely manner.

Under the Hiring Incentives to Restore Employment Act of 2010, certain United States Holders are required to report information relating to ADSs or ordinary shares, subject to certain exceptions (including an exception for ADSs or ordinary shares held in accounts maintained by certain financial institutions), by attaching a complete IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold ADSs or ordinary shares. You are urged to consult your own tax advisors regarding information reporting requirements relating to your ownership of the ADSs or ordinary shares.

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

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risks

Interest Rate Risk

Our main interest rate exposure relates to our indebtedness. We also have interest-bearing assets, including cash and cash equivalents, short-term investments and restricted cash. We manage our interest rate exposure with a focus on reducing our overall cost of debt and exposure to changes in interest rates. When considered appropriate, we use derivatives, such as interest rate swaps, to manage our interest rate exposure.

As of March 31, 2021, approximately 27% of our total debt (including bank borrowings and unsecured senior notes) carries floating interest rates and the remaining 73% carries fixed interest rates. We have entered into various agreements with various financial institutions as counterparties to swap a certain portion of our floating interest rate debt to effectively become fixed interest rate debt. After taking these interest rate swaps into consideration, approximately 17% of our total debt carries floating interest rates and the remaining 83% carries fixed interest rates as of March 31, 2021. All of the abovementioned interest rate derivatives are designated as cash flow hedges and we expect these hedges to be highly effective. Certain of our indebtedness carries floating interest rates based on a spread over LIBOR. As a result, the interest expenses associated with these indebtedness will be subject to the potential impact of any fluctuation in LIBOR. The continuation of LIBOR on the current basis is not guaranteed after 2021. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Industry — We are subject to interest rate risk in connection with our indebtedness.”

As of March 31, 2020 and 2021, if interest rates increased/decreased by 1%, with all other variables having remained constant, and assuming the amount of interest-bearing assets and debts that bear floating interest were outstanding for the entire respective years, our profit attributable to equity owners would have been RMB3,486 million and RMB4,845 million (US$740 million) higher/lower, respectively, mainly as a result of higher/ lower interest income from our cash and cash equivalents and short-term investments. The analysis does not include floating interest rate debts whose interests are hedged by interest rate swaps.

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

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. In 2018, the value of the Renminbi depreciated by approximately 5.7% against the U.S. dollar; and in 2019, the Renminbi further depreciated by approximately 1.3% against the U.S. dollar. In 2020, the value of the Renminbi appreciated by approximately 6.3% against the U.S. dollar. From the end of 2020 through the end of May 2021, the value of the Renminbi appreciated by approximately 2.4% against the U.S. dollar. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in greater fluctuations of the Renminbi against the U.S. dollar.

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

As of March 31, 2021, we had Renminbi-denominated cash and cash equivalents and short-term investments of RMB271,974 million and U.S. dollar-denominated cash and cash equivalents and short-term investments of US$29,988 million. Assuming we had converted RMB271,974 million into U.S. dollars at the exchange rate of RMB6.5518 for US$1.00 as of March 31, 2021, our total U.S. dollar cash balance would have been US$71,499 million. If the Renminbi had depreciated by 10% against the U.S. dollar, our U.S. dollar cash balance would have been US$67,726 million.

Market Price Risk

We are exposed to market price risk primarily with respect to equity securities carried at fair value that are publicly traded. A substantial portion of our investments in equity method investees are held for long-term appreciation or for strategic purposes, which are accounted for under equity method and are not subject to market price risk. We are not exposed to commodity price risk. The sensitivity analysis is determined based on the exposure of equity securities and certain other financial instruments that are carried at fair value on a recurring basis to market price risk at the end of each reporting period.

In fiscal year 2020 and 2021, if the market price of the respective financial instruments held by us had been 1% higher/lower as of March 31, 2020 and 2021, these instruments would have been approximately RMB803 million and RMB1,427 million (US$218 million) higher/lower, respectively, all of which would be recognized as income or loss during the respective period.

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

Fees and Payments from the Depositary to Us

Our depositary has agreed to share with us certain fees payable to the depositary by holders of ADSs. For fiscal year 2021, the depositary shared with us US$45 million, after deduction of applicable U.S. taxes.

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

The abovementioned rate of ad valorem stamp duty will increase, effective August 1, 2021, to 0.26% of the consideration for, or (if greater) the value of, the Shares transferred, with 0.13% payable by each of the buyer and seller.

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

Converting Shares Trading in Hong Kong into ADSs

An investor who holds Shares registered in Hong Kong and who intends to convert them to ADSs to trade on the NYSE must deposit or have his or her broker deposit the Shares with the depositary’s Hong Kong custodian, Citibank, N.A. – Hong Kong branch, or the custodian, in exchange for ADSs.

A deposit of Shares trading in Hong Kong in exchange for ADSs involves the following procedures:

●	If Shares have been deposited with CCASS, the investor must transfer Shares to the depositary’s account with the custodian within CCASS by following the CCASS procedures for transfer and submit and deliver a duly completed and signed conversion form to the depositary via his or her broker.
●	If Shares are held outside CCASS, the investor must arrange to deposit his or her Shares into CCASS for delivery to the depositary’s account with the custodian within CCASS, submit and deliver a request for conversion form to the custodian and after duly completing and signing such conversion form, deliver such conversion form to the custodian.

●	Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, if applicable, the depositary will issue the corresponding number of ADSs in the name(s) requested by an investor and will deliver the ADSs to the designated DTC account of the person(s) designated by an investor or his or her broker.
●	The investor (or one of its agents) must deliver a certification to the depositary that (i) the shareholder is not the company or an affiliate of the company, or acting on behalf of the company or one of its affiliates, (ii) the deposited shares are not “restricted securities” (as defined in the Deposit Agreement), and (iii) the deposited shares were acquired in either (a) an open market transaction executed on, or in a “direct business” transaction between a broker and its client reported to, the Hong Kong Stock Exchange, (b) a transaction registered with the SEC under the U.S. Securities Act, or (c) a transaction exempt from registration with the SEC (and the applicable restricted period or distribution compliance period has elapsed).

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

Our management, under the supervision and with the participation of our principal executive officer and our principal financial officer, evaluated the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) or 15d-15(e) promulgated under the U.S. Exchange Act, at March 31, 2021. Based on that evaluation, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures are effective in ensuring that information required to be disclosed in the reports that we file or submit under the U.S. Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that information required to be disclosed in the reports that we file or submit under the U.S. Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the U.S. Exchange Act. As required by Rule 13a-15(c) of the U.S. Exchange Act, our management conducted an evaluation of our company’s internal control over financial reporting as of March 31, 2021 based on the framework in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of March 31, 2021.

Our company completed the acquisition of a controlling stake in Sun Art on October 19, 2020. Our management has excluded Sun Art from its assessment of internal control over financial reporting as of March 31, 2021 because we acquired the controlling stake in Sun Art in a business combination, and Sun Art became a consolidated subsidiary of our company, during the fiscal year ended March 31, 2021. The total assets and total revenue of Sun Art represented less than 7% and 6%, respectively, of our related consolidated financial statement amounts as of and for the year ended March 31, 2021.

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

Our independent registered public accounting firm, PricewaterhouseCoopers, has audited the effectiveness of our internal control over financial reporting as of March 31, 2021, as stated in its report, which appears on page F-2 of this annual report.

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

	Year ended
	March 31,
	2020	2021

	(in thousands of RMB)
Audit Fees(1)	149,298	104,501
Audit-related Fees(2)	4,424	10,128
Tax Fees(3)	708	2,346
All Other Fees(4)	8,082	15,405
Total	162,512	132,380
(1)	“Audit Fees” represents the aggregate fees billed or to be billed for each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements, issuance of comfort letters in connection with our global offering and secondary listing of our Shares on the Hong Kong Stock Exchange in the fiscal year ended March 31, 2020, as well as assistance with and review of documents filed with the SEC and other statutory and regulatory filings.
(2)	“Audit-related Fees” represents the aggregate fees billed in each of the fiscal years listed for the assurance and related services rendered by our principal auditors that are reasonably related to the performance of the audit or review of our financial statements and not reported under “Audit Fees.”
(3)	“Tax Fees” represents the aggregate fees billed in each of the fiscal years listed for the professional tax services rendered by our principal auditors.
(4)	“All Other Fees” represents the aggregate fees billed in each of the fiscal years listed for services rendered by our principal auditors other than services reported under “Audit Fees,” “Audit-related Fees” and “Tax Fees.”

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

ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In May 2019, our board of directors authorized a share repurchase program for an amount of up to US$6.0 billion over a period of two years. In December 2020, our board of directors authorized an upsize of our share repurchase program from US$6.0 billion to US$10.0 billion, for a two-year period through the end of 2022. During the year ended March 31, 2021, we repurchased 541,720 of our ADSs (or 4,333,760 of our ordinary shares) for approximately US$118 million under the share repurchase program. As of March 31, 2021, we had 21,699,031,448 ordinary shares (equivalent to 2,712,378,931 ADSs) issued and outstanding.

In addition, our equity incentive award agreements generally provide that, in the event of a grantee’s termination for cause (including any commission of an act of fraud, dishonesty or ethical breach) or violation of a non-competition undertaking, we will have the right to terminate grants, forfeit and cancel shares or, if applicable, repurchase the shares acquired by the grantee, generally at the original purchase price or the exercise price paid for these shares. See “Item 6. Directors, Senior Management and Employees — B. Compensation — Equity Incentive Plans.”

The table below summarizes the repurchases we made in the periods indicated.

	Total Number of			Approximate Dollar
	Ordinary			Value of Ordinary
	Shares		Average Price	Shares that May Yet
	Purchased as		Paid Per	Be Purchased Under
	Part of Share	Total Price	Ordinary	Share Repurchase
	Repurchase	Paid	Share(1)	Program(2)
Month	Program	(US$, in millions)	(US$)	(US$, in millions)
April 2020	—	—	—	6,000
May 2020	—	—	—	6,000
June 2020	—	—	—	6,000
July 2020	—	—	—	6,000
August 2020	—	—	—	6,000
September 2020	—	—	—	6,000
October 2020	—	—	—	6,000
November 2020	—	—	—	6,000
December 2020	4,333,760	118	27.28	9,882
January 2021	—	—	—	9,882
February 2021	—	—	—	9,882
March 2021	—	—	—	9,882

(1)	Each ADS represents eight ordinary shares.
(2)	In December 2020, our board of directors authorized an upsize of our share repurchase program from US$6.0 billion to US$10.0 billion.

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

Under the NYSE Listed Company Manual, U.S. domestic listed companies are required to have a majority independent board, which is not required under the Companies Act (As Revised) of the Cayman Islands (the “Companies Act”), our home country. Currently, our board of directors is composed of ten members, five of whom are independent directors. In addition, the NYSE Listed Company Manual requires U.S. domestic listed companies to have a compensation committee and a nominating/corporate governance committee, each composed entirely of independent directors, which are not required under the Companies Act. Currently, our compensation committee is composed of three members, only two of whom are independent directors. Our nominating and corporate governance committee is composed of three members, only two of whom are independent directors. In addition, the NYSE Listed Company Manual requires shareholder approval for certain matters, such as requiring that shareholders must be given the opportunity to vote on all equity compensation plans and material revisions to those plans, which is not required under the Cayman Islands law. We intend to comply with the requirements of Cayman Islands law only in determining whether shareholder approval is required.

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

We undertook to file with the Hong Kong Stock Exchange, as soon as practicable, any declaration of shareholding and securities transactions filed with the SEC. We further undertook to disclose in future listing documents any shareholding interests as disclosed in an SEC filing and the relationship between our directors, officers, members of committees and their relationship to any controlling shareholder.

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

ITEM 16H.    MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.    FINANCIAL STATEMENTS

We have provided financial statements pursuant to Item 18.

ITEM 18.    FINANCIAL STATEMENTS

The following financial statements are filed as part of this annual report, together with the report of the independent auditor:

●	Report of Independent Registered Public Accounting Firm
●	Consolidated Income Statements for the years ended March 31, 2019, 2020 and 2021
●	Consolidated Statements of Comprehensive Income for the years ended March 31, 2019, 2020 and 2021
●	Consolidated Balance Sheets as of March 31, 2020 and 2021
●	Consolidated Statements of Changes in Shareholders’ Equity for the years ended March 31, 2019, 2020 and 2021
●	Consolidated Statements of Cash Flows for the years ended March 31, 2019, 2020 and 2021
●	Notes to the Consolidated Financial Statements

ITEM 19.    EXHIBITS

Exhibit	Number Description of Document
1.1(1)	Amended and Restated Memorandum and Articles of Association of the Registrant as currently in effect
2.1(2)	Registrant’s Form of Ordinary Share Certificate
2.2(3)

Deposit Agreement, dated as of September 24, 2014, between the Registrant, the depositary and holders and beneficial holders of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, including the form of American Depositary Receipt

2.3(3)	Form of American Depositary Receipt evidencing American Depositary Shares (included in Exhibit 2.2)
2.4(4)	Amended and Restated Registration Rights Agreement among the Registrant and the persons whose names are set out in Schedule I thereto, dated September 18, 2012
2.5(4)	Voting Agreement by and among the Registrant, Yahoo! Inc., SoftBank Corp., the Management Members as defined therein and certain other shareholders of the Registrant
2.6(5)	Indenture, dated as of November 28, 2014, between the Registrant and Bank of New York Mellon as Trustee
2.7(5)	Fourth Supplemental Indenture, dated as of November 28, 2014, between the Registrant and Bank of New York Mellon as Trustee
2.8(5)	Fifth Supplemental Indenture, dated as of November 28, 2014, between the Registrant and Bank of New York Mellon as Trustee
2.9(5)	Sixth Supplemental Indenture, dated as of November 28, 2014, between the Registrant and Bank of New York Mellon as Trustee
2.10(5)	Form of 3.125% Senior Notes Due 2021 (included in Exhibit 2.7)
2.11(5)	Form of 3.600% Senior Notes Due 2024 (included in Exhibit 2.8)
2.12(5)	Form of 4.500% Senior Notes Due 2034 (included in Exhibit 2.9)
2.13(6)	Indenture, dated as of December 6, 2017, between the Registrant and Bank of New York Mellon as Trustee

Exhibit	Number Description of Document
2.14(6)	First Supplemental Indenture, dated as of December 6, 2017, between the Registrant and Bank of New York Mellon as Trustee
2.15(6)	Second Supplemental Indenture, dated as of December 6, 2017, between the Registrant and Bank of New York Mellon as Trustee
2.16(6)	Third Supplemental Indenture, dated as of December 6, 2017, between the Registrant and Bank of New York Mellon as Trustee
2.17(6)	Fourth Supplemental Indenture, dated as of December 6, 2017, between the Registrant and Bank of New York Mellon as Trustee
2.18(6)	Fifth Supplemental Indenture, dated as of December 6, 2017, between the Registrant and Bank of New York Mellon as Trustee
2.19(6)	Form of 2.800% Senior Notes Due 2023 (included in Exhibit 2.14)
2.20(6)	Form of 3.400% Senior Notes Due 2027 (included in Exhibit 2.15)
2.21(6)	Form of 4.000% Senior Notes Due 2037 (included in Exhibit 2.16)
2.22(6)	Form of 4.200% Senior Notes Due 2047 (included in Exhibit 2.17)
2.23(6)	Form of 4.400% Senior Notes Due 2057 (included in Exhibit 2.18)
2.24(7)	Amendment to the Amended and Restated Registration Rights Agreement among the Registrant and the persons whose names are set out in Schedule I thereto, dated January 24, 2018
2.25	Description of Securities Registered under Section 12 of the U.S. Exchange Act
2.26	Sixth Supplemental Indenture, dated as of February 9, 2021, between the Registrant and Bank of New York Mellon as Trustee
2.27	Seventh Supplemental Indenture, dated as of February 9, 2021, between the Registrant and Bank of New York Mellon as Trustee
2.28	Eighth Supplemental Indenture, dated as of February 9, 2021, between the Registrant and Bank of New York Mellon as Trustee
2.29	Ninth Supplemental Indenture, dated as of February 9, 2021, between the Registrant and Bank of New York Mellon as Trustee
2.30	Form of 2.125% Senior Notes Due 2031 (included in Exhibit 2.26)
2.31	Form of 2.700% Senior Notes Due 2041 (included in Exhibit 2.27)
2.32	Form of 3.150% Senior Notes Due 2051 (included in Exhibit 2.28)
2.33	Form of 3.250% Senior Notes Due 2061 (included in Exhibit 2.29)
4.1(4)	Partner Capital Investment Plan
4.2(4)	Form of Indemnification Agreement between the Registrant and its directors and executive officers
4.3(4)	Form of Employment Agreement between the Registrant and its executive officers
4.4(8)	Schedules of Material Differences of Contractual Arrangements of Major Variable Interest Entities of the Registrant
4.5(4)

Share and Asset Purchase Agreement by and among the Registrant, Zhejiang Ant Small and Micro Financial Services Group Co., Ltd. (currently known as Ant Group), Yahoo! Inc., SoftBank Corp. and the other Parties named therein, dated August 12, 2014

4.6(4)	Data Sharing Agreement by and between the Registrant and Zhejiang Ant Small and Micro Financial Services Group Co., Ltd. (currently known as Ant Group), dated August 12, 2014
4.7(4)	English Translation of Software System Use and Service Agreement between Alibaba (China) Co., Ltd. and Chongqing Alibaba Small Loan Co. Ltd., dated August 12, 2014
4.8(8)	Amended and Restated 2014 Post-IPO Equity Incentive Plan

Exhibit	Number Description of Document
4.9(4)	Form of Share Retention Agreement between the Registrant and certain members of management
4.10(9)	US$3,000,000,000 Facility Agreement between the Registrant and other parties named therein, dated March 9, 2016
4.11(9)	Syndication and Amendment Agreement, dated May 3, 2016, in respect of a US$3,000,000,000 Facility Agreement dated March 9, 2016
4.12(6)	US$5,150,000,000 Facility Agreement between the Registrant and other parties named therein, dated April 7, 2017
4.13	Amendment and Restatement Agreement, dated June 24, 2021, in respect of a US$5,150,000,000 Facility Agreement dated April 7, 2017
4.14(6)	English translation of Loan Agreement, between Hangzhou Zhenxi Investment Management Co., Ltd. and Zhejiang Tmall Technology Co., Ltd., dated January 10, 2018
4.15(6)

English translation of Exclusive Call Option Agreement entered into by and among Hangzhou Zhenxi Investment Management Co., Ltd., Zhejiang Tmall Technology Co., Ltd. and Zhejiang Tmall Network Co., Ltd., dated January 10, 2018

4.16(6)

English translation of Shareholder’s Voting Rights Proxy Agreement entered into by and among Hangzhou Zhenxi Investment Management Co., Ltd., Zhejiang Tmall Technology Co., Ltd. and Zhejiang Tmall Network Co., Ltd., dated January 10, 2018

4.17(6)

English translation of Equity Pledge Agreement entered into by and among Hangzhou Zhenxi Investment Management Co., Ltd., Zhejiang Tmall Technology Co., Ltd. and Zhejiang Tmall Network Co., Ltd., dated January 10, 2018

4.18(6)	English translation of Exclusive Services Agreement entered into between Zhejiang Tmall Network Co., Ltd. and Zhejiang Tmall Technology Co., Ltd., dated January 10, 2018
4.19(10)

Amendment to Share and Asset Purchase Agreement by and among the Registrant, Ant Small and Micro Financial Services Group Co., Ltd. (currently known as Ant Group), SoftBank Group Corp., Jack Ma, Joseph C. Tsai, and the other Parties named therein, dated February 1, 2018

4.20(10)

Amended and Restated Commercial Agreement by and among the Registrant, Zhejiang Ant Small and Micro Financial Services Group Co., Ltd. (currently known as Ant Group) and Alipay.com Co., Ltd., dated February 1, 2018

4.21(11)	Amendment and Restatement Agreement, dated May 29, 2019, in respect of US$4,000,000,000 Facility Agreement dated March 9, 2016
4.22(11)	Facility Agreement relating to a HK$7,653,750,000 term loan facility between the Registrant, as Guarantor, and the other parties named therein, dated May 17, 2019
4.23(11)

English translation of Asset Management Contract of Huatai Securities Asset Management Single Asset Management Plan No. 6 as Part of the Securities Industry’s Support for the Development of Private-owned Enterprises, by and among Alibaba (China) Technology Co., Ltd., Huatai Securities (Shanghai) Asset Management Co., Ltd. and China Merchants Bank Co., Ltd. Suzhou Branch, dated March 26, 2019

4.24(11)

English translation of Asset Management Contract of Huatai Securities Asset Management Single Asset Management Plan No. 7 as Part of the Securities Industry’s Support for the Development of Private-owned Enterprises, by and among Alibaba (China) Technology Co., Ltd., Huatai Securities (Shanghai) Asset Management Co., Ltd. and China Merchants Bank Co., Ltd. Suzhou Branch, dated March 26, 2019

4.25(12)

Second Amendment to Share and Asset Purchase Agreement by and among the Registrant, Ant Small and Micro Financial Services Group Co., Ltd. (currently known as Ant Group) and SoftBank Group Corp., dated September 23, 2019

4.26(12)

Second Amended and Restated Intellectual Property License and Software Technology Services Agreement by and among the Registrant, Ant Small and Micro Financial Services Group Co., Ltd. (currently known as Ant Group) and Alipay.com Co., Ltd, dated September 23, 2019

4.27(12)	Cross License Agreement by and between the Registrant and Ant Small and Micro Financial Services Group Co., Ltd. (currently known as Ant Group), dated September 23, 2019
4.28(13)	Third Amendment to Share and Asset Purchase Agreement by and among the Registrant, Ant Group Co., Ltd., SoftBank Group Corp. and the other parties named therein, dated August 24, 2020

Exhibit	Number Description of Document
4.29(13)	Amendment to Commercial Agreement by and among the Registrant, Ant Group Co., Ltd. and Alipay.com Co., Ltd., dated August 24, 2020
8.1	List of Subsidiaries and Consolidated Entities of the Registrant
11.1(4)	Code of Ethics of the Registrant
12.1	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1(14)	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2(14)	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of PricewaterhouseCoopers — Independent Registered Public Accounting Firm
15.2	Consent of Fangda Partners
15.3	Consent of Maples and Calder (Hong Kong) LLP
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)
(1)	Previously filed on Form 6-K, dated September 30, 2020 and incorporated herein by reference.
(2)	Previously filed on Form 6-K, dated November 20, 2019 and incorporated herein by reference.
(3)	Previously filed with the Registration Statement on Form F-6 (File No. 333-231579), dated May 17, 2019 and incorporated herein by reference.
(4)	Previously filed with the Registration Statement on Form F-1 (File No. 333-195736), initially filed on May 6, 2014 and incorporated herein by reference.
(5)	Previously filed with our Annual Report on Form 20-F for the Fiscal Year Ended on March 31, 2015 (File No. 001-36614), filed on June 25, 2015 and incorporated herein by reference.
(6)	Previously filed with our Annual Report on Form 20-F for the Fiscal Year Ended on March 31, 2018 (File No. 001-36614), filed on July 27, 2018 and incorporated herein by reference.
(7)	Previously filed on Form 6-K, dated February 26, 2018 and incorporated herein by reference.
(8)	Previously filed with our Annual Report on Form 20-F for the Fiscal Year Ended on March 31, 2020 (File No. 001-36614), filed on July 9, 2020 and incorporated herein by reference.
(9)	Previously filed with our Annual Report on Form 20-F for the Fiscal Year Ended on March 31, 2016 (File No. 001-36614), filed on May 24, 2016 and incorporated herein by reference.
(10)	Previously filed on Form 6-K, dated February 2, 2018 and incorporated herein by reference.
(11)	Previously filed with our Annual Report on Form 20-F for the Fiscal Year Ended on March 31, 2019 (File No. 001-36614), filed on June 5, 2019 and incorporated herein by reference.
(12)	Previously filed with the Registration Statement on Form F-3 (File No. 333-234662), dated November 13, 2019 and incorporated herein by reference.
(13)	Previously filed on Form 6-K, dated August 25, 2020 and incorporated herein by reference.
(14)	Furnished with this annual report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Alibaba Group Holding Limited

By:	/s/ Daniel Yong Zhang
	Name:	Daniel Yong Zhang
	Title:	Chairman and Chief Executive Officer

Date: July 27, 2021

ALIBABA GROUP HOLDING LIMITED

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Alibaba Group Holding Limited

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Alibaba Group Holding Limited and its subsidiaries (the “Company”) as of March 31, 2020 and 2021, and the related consolidated income statements, consolidated statements of comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended March 31, 2021, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of March 31, 2021, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2020 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2021 in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2021, based on criteria established in Internal Control — Integrated Framework (2013) issued by the COSO.

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

As described in Management’s Annual Report on Internal Control over Financial Reporting, management has excluded Sun Art Retail Group Limited and its subsidiaries (“Sun Art”) from its assessment of internal control over financial reporting as of March 31, 2021, because it was acquired by the Company in a business combination during the year ended March 31, 2021. We have also excluded Sun Art from our audit of internal control over financial reporting. Sun Art is a subsidiary of the Company whose total assets and total revenues excluded from management’s assessment and our audit of internal control over financial reporting represent less than 7% and 6%, respectively, of the related consolidated financial statement amounts as of and for the year ended March 31, 2021.

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

Impairment Assessment on Goodwill Allocated to Reporting Units under the Digital Media and Entertainment Segment

As described in Note 2(y) and Note 17 to the consolidated financial statements, the Company’s balance of goodwill allocated to reporting units under the Digital Media and Entertainment Segment as of March 31, 2021 was RMB58,673 million. Goodwill is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that it might be impaired. The Company has elected to first perform a qualitative assessment to determine whether the quantitative goodwill impairment testing is necessary. In the qualitative assessment, the Company considers factors such as macroeconomic conditions, industry and market considerations, overall financial performance of the reporting units, and other specific information related to the operations, business plans and strategies of the reporting units, including consideration of the impact of the COVID-19 pandemic. Based on the qualitative assessment, if it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is performed. During the year ended March 31, 2021, no impairment charge on goodwill was recognized based on the qualitative assessment performed.

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

Valuation of Intangible Assets Acquired in Connection with Business Combinations

As described in Note 2(w) and Note 16 to the consolidated financial statements, the Company recorded RMB20,750 million of intangible assets that were acquired in connection with business combinations during the year ended March 31, 2021, which were measured at fair value upon acquisition primarily using valuation techniques under the income approach. Major assumptions used in determining the fair value of these intangible assets include future growth rates and weighted average cost of capital.

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

Fair Value Determination Related to Investments in Privately Held Companies Accounted for Using the Measurement Alternative

As described in Note 2(t) and Note 11 to the consolidated financial statements, the Company’s investments in privately held companies accounted for using the measurement alternative were RMB96,946 million as of March 31, 2021. The Company recorded these investments at cost, less impairment, with subsequent adjustments for observable price changes resulting from orderly transactions for identical or similar investments of the same issuer. The fair value of the investments with observable price changes is determined based on valuation methods using the observable transaction price at the transaction date and other unobservable inputs including volatility, as well as rights and obligations of the securities.

The principal considerations for our determination that performing procedures relating to the fair value determination related to investments in privately held companies accounted for using the measurement alternative is a critical audit matter are that there was significant judgment and estimation by management when determining the fair value of the investments with observable price changes, which in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating audit evidence relating to management’s assessment of whether the observable transaction is orderly and whether the investment involved is similar to the Company’s investment and management’s determination of the fair value adjustments.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to fair value determination of the investments in privately held companies with observable price changes, including controls over management’s assessment of whether the observable transaction is orderly and whether the investment involved is similar to the Company’s investment and controls over the determination of the fair value adjustments. These procedures also included, among others, testing the fair value of these investments as determined by management, which included (i) evaluating whether the observable transaction is orderly and whether the investment involved is similar to the Company’s investment, (ii) testing the completeness, mathematical accuracy and relevance of key underlying data used in the valuation, and (iii) evaluating the unobservable inputs, including volatility as well as rights and obligations of the securities, as used in the valuation. The volatility was evaluated by considering the external market and industry data of comparable businesses. The rights and obligations of the securities were evaluated by reading the investment agreements. Professionals with specialized skill and knowledge were used to assist in evaluating the reasonableness of the volatility used by management as well as the rights and obligations of the securities.

/s/ PricewaterhouseCoopers

PricewaterhouseCoopers

Hong Kong, July 27, 2021

We have served as the Company’s auditor since 1999.

ALIBABA GROUP HOLDING LIMITED

CONSOLIDATED INCOME STATEMENTS

		Year ended March 31,
		2019	2020	2021
		RMB	RMB	RMB	US$
					(Note 2(a))
		(in millions, except per share data)
	Notes
Revenue	5, 22	376,844	509,711	717,289	109,480
Cost of revenue	22	(206,929)	(282,367)	(421,205)	(64,289)
Product development expenses	22	(37,435)	(43,080)	(57,236)	(8,736)
Sales and marketing expenses	22	(39,780)	(50,673)	(81,519)	(12,442)
General and administrative expenses	22	(24,889)	(28,197)	(55,224)	(8,429)
Amortization and impairment of intangible assets	16	(10,727)	(13,388)	(12,427)	(1,896)
Impairment of goodwill	17	—	(576)	—	—
Income from operations		57,084	91,430	89,678	13,688
Interest and investment income, net		44,106	72,956	72,794	11,110
Interest expense		(5,190)	(5,180)	(4,476)	(683)
Other income, net	22	221	7,439	7,582	1,157
Income before income tax and share of results of equity method investees		96,221	166,645	165,578	25,272
Income tax expenses	7	(16,553)	(20,562)	(29,278)	(4,469)
Share of results of equity method investees	14	566	(5,733)	6,984	1,066
Net income		80,234	140,350	143,284	21,869
Net loss attributable to noncontrolling interests		7,652	9,083	7,294	1,114
Net income attributable to Alibaba Group Holding Limited		87,886	149,433	150,578	22,983
Accretion of mezzanine equity		(286)	(170)	(270)	(42)
Net income attributable to ordinary shareholders		87,600	149,263	150,308	22,941
Earnings per share attributable to ordinary shareholders (Note)	9
Basic		4.24	7.10	6.95	1.06
Diluted		4.17	6.99	6.84	1.04
Earnings per ADS attributable to ordinary shareholders (one ADS equals eight ordinary shares)	9
Basic		33.95	56.82	55.63	8.49
Diluted		33.38	55.93	54.70	8.35
Weighted average number of shares used in computing earnings per share (million shares) (Note)	9
Basic		20,640	21,017	21,619
Diluted		20,988	21,346	21,982

Note: Basic and diluted earnings per share and the number of shares for the years ended March 31, 2019 have been retrospectively adjusted for the Share Subdivision and the ADS Ratio Change that were effective on July 30, 2019 as detailed in Note 2(a).

The accompanying notes form an integral part of these consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year ended March 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
				(Note 2(a))
	(in millions)
Net income	80,234	140,350	143,284	21,869
Other comprehensive income (loss):
- Foreign currency translation:
Change in unrealized gains (losses)	1,068	3,058	(18,646)	(2,846)
- Share of other comprehensive income of equity method investees:
Change in unrealized gains (losses)	582	(546)	(1,449)	(221)
- Interest rate swaps under hedge accounting and others:
Change in unrealized (losses) gains	(295)	(507)	104	16
Other comprehensive income (loss)	1,355	2,005	(19,991)	(3,051)
Total comprehensive income	81,589	142,355	123,293	18,818
Total comprehensive loss attributable to noncontrolling interests	6,637	8,615	9,005	1,375
Total comprehensive income attributable to ordinary shareholders	88,226	150,970	132,298	20,193

The accompanying notes form an integral part of these consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED

CONSOLIDATED BALANCE SHEETS

		As of March 31,
		2020	2021
		RMB	RMB	US$
				(Note 2(a))
		(in millions)
	Notes
Assets
Current assets:
Cash and cash equivalents	2(p)	330,503	321,262	49,034
Short-term investments	2(q)	28,478	152,376	23,257
Restricted cash and escrow receivables	10	15,479	35,207	5,374
Equity securities and other investments	11	4,234	9,807	1,497
Prepayments, receivables and other assets	13	84,229	124,708	19,034
Total current assets		462,923	643,360	98,196
Equity securities and other investments	11	161,329	237,221	36,207
Prepayments, receivables and other assets	13	57,985	98,432	15,024
Investments in equity method investees	14	189,632	200,189	30,555
Property and equipment, net	15	103,387	147,412	22,499
Intangible assets, net	16	60,947	70,833	10,811
Goodwill	17	276,782	292,771	44,686
Total assets		1,312,985	1,690,218	257,978

Liabilities, mezzanine equity and shareholders’ equity
Current liabilities:
Current bank borrowings	20	5,154	3,606	550
Current unsecured senior notes	21	—	9,831	1,500
Income tax payable		20,190	25,275	3,858
Escrow money payable		3,014	211	32
Accrued expenses, accounts payable and other liabilities	19	161,536	260,929	39,826
Merchant deposits	2(ac)	13,640	15,017	2,292
Deferred revenue and customer advances	18	38,338	62,489	9,538
Total current liabilities		241,872	377,358	57,596
Deferred revenue	18	2,025	3,158	482
Deferred tax liabilities	7	43,898	59,598	9,097
Non-current bank borrowings	20	39,660	38,335	5,851
Non-current unsecured senior notes	21	80,616	97,381	14,863
Other liabilities	19	25,263	30,754	4,694
Total liabilities		433,334	606,584	92,583

The accompanying notes form an integral part of these consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED

CONSOLIDATED BALANCE SHEETS (CONTINUED)

		As of March 31,
		2020	2021
		RMB	RMB	US$
				(Note 2(a))
		(in millions)
	Notes
Commitments and contingencies	24, 25	—	—	—
Mezzanine equity		9,103	8,673	1,324
Shareholders’ equity:
Ordinary shares, US$0.000003125 par value; 32,000,000,000 shares authorized as of March 31, 2020 and 2021; 21,491,994,944 and 21,699,031,448 shares issued and outstanding as of March 31, 2020 and 2021, respectively		1	1	—
Additional paid-in capital		343,707	394,308	60,183
Treasury shares, at cost	2(af)	—	—	—
Subscription receivables		(51)	(47)	(7)
Statutory reserves	2(ag)	6,100	7,347	1,121
Accumulated other comprehensive loss
Cumulative translation adjustments		(387)	(18,930)	(2,889)
Unrealized losses on interest rate swaps and others		(256)	(133)	(20)
Retained earnings		406,287	554,924	84,698
Total shareholders’ equity		755,401	937,470	143,086
Noncontrolling interests		115,147	137,491	20,985
Total equity		870,548	1,074,961	164,071
Total liabilities, mezzanine equity and equity		1,312,985	1,690,218	257,978

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

ALIBABA GROUP HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (CONTINUED)

								Accumulated other
								comprehensive income (loss)
									Unrealized
									gains (losses) on
	Ordinary shares		Additional					Cumulative	interest		Total
	Share		paid-in	Treasury	Restructuring	Subscription	Statutory	translation	rate swaps and	Retained	shareholders’	Noncontrolling	Total
	(Note)	Amount	capital	shares	reserve	receivables	reserves	adjustments	others	earnings	equity	interests	equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(in millions, except share data)
Balance as of April 1, 2019	20,696,476,576	1	231,783	—	(97)	(49)	5,068	(2,592)	257	257,886	492,257	116,326	608,583
Foreign currency translation adjustment	—	—	—	—	—	(2)	—	2,711	3	—	2,712	344	3,056
Share of additional paid-in capital and other comprehensive income of equity method investees	—	—	(186)	—	—	—	—	(537)	(9)	—	(732)	—	(732)
Change in fair value of interest rate swaps under hedge accounting and others	—	—	—	—	—	—	—	—	(507)	—	(507)	—	(507)
Net income for the year	—	—	—	—	—	—	—	—	—	149,433	149,433	(8,959)	140,474
Acquisition of subsidiaries	14,329,896	—	2,252	—	—	—	—	—	—	—	2,252	(501)	1,751
Issuance of shares, including vesting of RSUs and early exercised options and exercise of share options	206,246,032	—	960	—	—	—	—	—	—	—	960	—	960
Issuance of shares - global offering, net of issuance costs	575,000,000	—	91,112	—	—	—	—	—	—	—	91,112	—	91,112
Repurchase and retirement of ordinary shares	(57,560)	—	—	—	—	—	—	—	—	—	—	—	—
Transactions with noncontrolling interests	—	—	(9,629)	—	—	—	—	—	—	—	(9,629)	4,138	(5,491)
Amortization of compensation cost	—	—	27,584	—	—	—	—	—	—	—	27,584	4,009	31,593
Appropriation to statutory reserves	—	—	—	—	—	—	1,032	—	—	(1,032)	—	—	—
Others	—	—	(169)	—	97	—	—	31	—	—	(41)	(210)	(251)
Balance as of March 31, 2020	21,491,994,944	1	343,707	—	—	(51)	6,100	(387)	(256)	406,287	755,401	115,147	870,548

Note: The number of shares has been retrospectively adjusted for the Share Subdivision and the ADS Ratio Change that were effective on July 30, 2019 as detailed in Note 2(a).

The accompanying notes form an integral part of these consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (CONTINUED)

								Accumulated other
								comprehensive income (loss)
									Unrealized
									gains (losses) on
			Additional					Cumulative	interest		Total
	Ordinary shares		paid-in	Treasury	Restructuring	Subscription	Statutory	translation	rate swaps and	Retained	shareholders’	Noncontrolling	Total
	Share	Amount	capital	shares	reserve	receivables	reserves	adjustments	others	earnings	equity	interests	equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(in millions, except share data)
Balance as of April 1, 2020	21,491,994,944	1	343,707	—	—	(51)	6,100	(387)	(256)	406,287	755,401	115,147	870,548
Foreign currency translation adjustment	—	—	—	—	—	4	—	(17,092)	17	—	(17,071)	(1,571)	(18,642)
Share of additional paid-in capital and other comprehensive income of equity method investees	—	—	702	—	—	—	—	(1,451)	2	—	(747)	1	(746)
Change in fair value of interest rate swaps under hedge accounting and others	—	—	—	—	—	—	—	—	104	—	104	—	104
Net income for the year	—	—	—	—	—	—	—	—	—	150,578	150,578	(7,434)	143,144
Acquisition of subsidiaries	—	—	1,836	—	—	—	—	—	—	—	1,836	28,389	30,225
Issuance of shares, including vesting of RSUs and early exercised options and exercise of share options	211,562,920	—	205	—	—	—	—	—	—	—	205	—	205
Repurchase and retirement of ordinary shares	(4,526,416)	—	(79)	—	—	—	—	—	—	(694)	(773)	—	(773)
Transactions with noncontrolling interests	—	—	1,201	—	—	—	—	—	—	—	1,201	(507)	694
Amortization of compensation cost	—	—	47,006	—	—	—	—	—	—	—	47,006	3,983	50,989
Appropriation to statutory reserves	—	—	—	—	—	—	1,247	—	—	(1,247)	—	—	—
Others	—	—	(270)	—	—	—	—	—	—	—	(270)	(517)	(787)
Balance as of March 31, 2021	21,699,031,448	1	394,308	—	—	(47)	7,347	(18,930)	(133)	554,924	937,470	137,491	1,074,961

The accompanying notes form an integral part of these consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended March 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
				(Note 2(a))
	(in millions)
Cash flows from operating activities:
Net income	80,234	140,350	143,284	21,869
Adjustments to reconcile net income to net cash provided by operating activities:
Revaluation gain on previously held equity interest	(30,187)	(1,538)	(8,759)	(1,337)
Gain on disposals of equity method investees	(42)	(1)	(644)	(98)
(Gain) Loss related to equity securities and other investments	(16,082)	4,439	(57,930)	(8,842)
Change in fair value of other assets and liabilities	(1,422)	1,661	250	38
Gain in relation to the receipt of the 33% equity interest in Ant Group (Note 4(n))	—	(71,561)	—	—
Loss (Gain) on disposals of subsidiaries	4	(10,042)	(383)	(58)
Depreciation of property and equipment, and operating lease cost relating to land use rights	14,962	20,523	26,389	4,028
Amortization of intangible assets and licensed copyrights	22,118	21,904	21,520	3,284
Share-based compensation expense	37,491	31,742	50,120	7,650
Impairment of equity securities and other investments, and other assets	10,867	13,256	7,481	1,142
Impairment of goodwill, intangible assets and licensed copyrights	2,843	4,104	1,688	258
Loss (Gain) on disposals of property and equipment	55	(24)	75	11
Amortization of restructuring reserve	264	97	—	—
Share of results of equity method investees	(566)	5,733	(6,984)	(1,066)
Deferred income taxes	(2,197)	(3,443)	3,236	494
Allowance for doubtful accounts	383	1,989	1,935	295
Changes in assets and liabilities, net of effects of acquisitions and disposals:
Prepayments, receivables and other assets, and long-term licensed copyrights (Note 2(x))	(10,185)	(43,386)	(43,611)	(6,656)
Income tax payable	3,060	2,538	4,026	615
Escrow money payable	5,197	(5,216)	(2,803)	(428)
Accrued expenses, accounts payable and other liabilities	24,355	56,690	77,357	11,807
Merchant deposits	1,184	2,878	1,377	210
Deferred revenue and customer advances	8,639	7,914	14,162	2,162
Net cash provided by operating activities	150,975	180,607	231,786	35,378
Cash flows from investing activities:
Decrease (Increase) in short-term investments, net	8,028	(24,907)	(114,826)	(17,526)
Payments for settlement of forward exchange contracts	(15)	(193)	(803)	(122)
Acquisitions of equity securities and other investments and other assets	(72,472)	(29,944)	(57,514)	(8,778)
Disposals of equity securities and other investments	10,057	18,798	7,280	1,111
Acquisitions of equity method investees	(11,860)	(24,488)	(18,661)	(2,848)
Disposals of equity method investees	282	78	2,538	387
Disposals of intellectual property rights and assets (Note 4(n))	—	12,648	369	56
Acquisitions of:
Land use rights, property and equipment	(35,482)	(32,550)	(41,450)	(6,326)
Licensed copyrights (Note 2(x)) and other intangible assets	(14,161)	(12,836)	(1,735)	(265)
Cash paid for business combinations, net of cash acquired	(35,434)	(14,536)	(19,137)	(2,921)
Deconsolidation and disposal of subsidiaries, net of cash proceeds	(10)	(107)	(126)	(19)
Loans to employees, net of repayments	7	(35)	(129)	(20)
Net cash used in investing activities	(151,060)	(108,072)	(244,194)	(37,271)

The accompanying notes form an integral part of these consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

	Year ended March 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
				(Note 2(a))
	(in millions)
Cash flows from financing activities:
Issuance of ordinary shares	354	91,506	175	27
Repurchase of ordinary shares	(10,872)	—	(773)	(118)
Acquisition of additional equity interests in non-wholly owned subsidiaries	(1,123)	(15,402)	(11,218)	(1,712)
Dividends paid by non-wholly owned subsidiaries to noncontrolling interests	(226)	(278)	(471)	(72)
Capital injection from noncontrolling interests	8,706	11,049	11,020	1,682
Proceeds from bank borrowings, net of upfront fee payment for a syndicated loan	12,116	15,719	6,402	977
Repayment of bank borrowings	(16,347)	(15,943)	(7,061)	(1,078)
Proceeds from unsecured senior notes, net of debt issuance cost	—	—	32,008	4,885
Repayment of unsecured senior notes	—	(15,798)	—	—
Net cash (used in) provided by financing activities	(7,392)	70,853	30,082	4,591
Effect of exchange rate changes on cash and cash equivalents, restricted cash and escrow receivables	3,245	4,100	(7,187)	(1,097)
(Decrease) Increase in cash and cash equivalents, restricted cash and escrow receivables	(4,232)	147,488	10,487	1,601
Cash and cash equivalents, restricted cash and escrow receivables at beginning of year	202,726	198,494	345,982	52,807
Cash and cash equivalents, restricted cash and escrow receivables at end of year	198,494	345,982	356,469	54,408

The accompanying notes form an integral part of these consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

Supplemental disclosures of cash flow information:

Payment of income tax

Income tax paid was RMB15,713 million, RMB21,474 million and RMB20,898 million for the years ended March 31, 2019, 2020 and 2021, respectively.

Payment of interest

Interest paid was RMB4,972 million, RMB5,066 million and RMB4,101 million for the years ended March 31, 2019, 2020 and 2021, respectively.

Business combinations

	Year ended March 31,
	2019	2020	2021

	(in millions of RMB)
Cash paid for business combinations	(48,206)	(16,022)	(27,014)
Cash acquired in business combinations	12,772	1,486	7,877
	(35,434)	(14,536)	(19,137)

The accompanying notes form an integral part of these consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2019, 2020 AND 2021

1.	Organization and principal activities

Alibaba Group Holding Limited (the “Company”) is a limited liability company, which was incorporated in the Cayman Islands on June 28, 1999. The Company is a holding company and conducts its businesses primarily through its subsidiaries. In these consolidated financial statements, where appropriate, the term “Company” also refers to its subsidiaries as a whole. The Company provides the technology infrastructure and marketing reach to help merchants, brands, retailers and other businesses to leverage the power of new technology to engage with their users and customers and operate in a more efficient way. SoftBank Group Corp. (together with its subsidiaries, “SoftBank”) is a major shareholder of the Company.

The Company has four operating and reportable segments, namely core commerce, cloud computing, digital media and entertainment, and innovation initiatives and others. In addition, Ant Group Co., Ltd. (formerly known as Ant Small and Micro Financial Services Group Co., Ltd., together with its subsidiaries, “Ant Group”) provides digital payment services and offers digital financial services for consumers, merchants and other businesses on the Company’s platforms. Prior to September 2019, the Company had a profit sharing arrangement with Ant Group. In September 2019, the Company received a 33% equity interest in Ant Group and the profit sharing arrangement with Ant Group was terminated (Note 4(n)). An ecosystem has developed around the Company’s platforms and businesses that consists of consumers, merchants, brands, retailers, third-party service providers, strategic alliance partners and other businesses.

The Company’s core commerce segment is comprised of (i) retail commerce businesses in the People’s Republic of China (the “PRC” or “China”), (ii) wholesale commerce businesses in China, (iii) retail commerce businesses – cross-border and global, (iv) wholesale commerce businesses – cross-border and global, (v) logistics services businesses and (vi) consumer services businesses. Retail commerce businesses in China consist of China retail marketplaces which include Taobao Marketplace, the social commerce platform, and Tmall, the third-party online and mobile commerce platform for brands and retailers, as well as New Retail businesses which include Sun Art (Note 4(a)) and Freshippo, the Company’s self-operated retail chain. Wholesale commerce businesses in China include 1688.com, the integrated domestic wholesale marketplace. Retail commerce businesses – cross-border and global include Lazada, the e-commerce platform in Southeast Asia, AliExpress, the international retail marketplace, as well as Tmall Global and Kaola (Note 4(b)), import e-commerce platforms in China. Wholesale commerce businesses – cross-border and global include Alibaba.com, the integrated international online wholesale marketplace. Logistics services businesses include a logistics intelligence platform and global fulfillment network operated by Cainiao Network. Consumer services businesses include Ele.me (Note 4(d)), the local services and on-demand delivery platform and Koubei (Note 4(d)), the restaurant and local services guide platform for in-store consumption.

The Company’s cloud computing segment is comprised of Alibaba Cloud, which offers a complete suite of cloud services including elastic computing, database, storage, network virtualization, large scale computing, security, management and application, big data analytics, a machine learning platform and Internet of Things (“IoT”) services.

The Company’s digital media and entertainment segment leverages the Company’s deep consumer insights to serve the broader interests of consumers through the Company’s key distribution platform, Youku, and through Alibaba Pictures (Note 4(c)) and the Company’s other diverse content platforms that provide online videos, films, live events, news feeds and literature, among others. In addition, the Company develops, operates and distributes mobile games through Lingxi Games.

The Company’s innovation initiatives and others segment includes businesses such as Amap, DingTalk, Tmall Genie and others.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2019, 2020 AND 2021

1.	Organization and principal activities (Continued)

The Company’s American depositary shares (“ADSs”) have been listed on the New York Stock Exchange (“NYSE”) under the symbol of “BABA”. On November 26, 2019, the Company completed its global offering and the Company’s ordinary shares have been listed on the Hong Kong Stock Exchange (“HKSE”) under the code “9988”. The Company issued 575,000,000 ordinary shares, including 75,000,000 ordinary shares under an over-allotment option, at Hong Kong Dollar (“HK$”)176 per share. Net proceeds raised by the Company from the global offering after deducting underwriting discounts and commissions and other offering expenses amounted to Renminbi (“RMB”)90,442 million.

2.	Summary of significant accounting policies

(a)   Basis of presentation

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Effective on July 30, 2019, the Company subdivided each of its issued and unissued ordinary shares into eight ordinary shares (the “Share Subdivision”). Following the Share Subdivision, the Company’s authorized share capital became United States Dollar (“US$”) 100,000 divided into 32,000,000,000 ordinary shares of par value US$0.000003125 per share. The number of issued and unissued ordinary shares as disclosed elsewhere in these consolidated financial statements are presented on a basis after taking into account the effects of the Share Subdivision and have been retrospectively adjusted, where applicable.

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

For the year ended March 31, 2021, the Company changed the presentation of segment information as discussed in Notes 5 and 26. Accordingly, the Company presented segment information for the years ended March 31, 2019 and 2020 in the same manner.

Translations of balances in the consolidated balance sheet, consolidated income statement, consolidated statement of comprehensive income and consolidated statement of cash flows from RMB into the US$ as of and for the year ended March 31, 2021 are solely for the convenience of the readers and are calculated at the rate of US$1.00=RMB6.5518, representing the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on March 31, 2021. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at this rate, or at any other rate.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2019, 2020 AND 2021

2.	Summary of significant accounting policies (Continued)

(b)  Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. As of March 31, 2021, the Company considered the economic implications of the COVID-19 pandemic on its significant judgments and estimates. Given the impact and other unforeseen effects on the global economy from the COVID-19 pandemic, these estimates required increased judgment, and actual results could differ from these estimates.

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

Due to legal restrictions on foreign ownership and investment in, among other areas, value-added telecommunications services, which include the operations of Internet content providers, the Company operates its Internet businesses and other businesses in which foreign investment is restricted or prohibited in the PRC through various contractual arrangements with VIEs that are incorporated and 100% owned by PRC citizens or by PRC entities owned and/or controlled by PRC citizens. Specifically, these PRC domestic companies that are material to the Company’s business are Zhejiang Taobao Network Co., Ltd., Zhejiang Tmall Network Co., Ltd., Alibaba Cloud Computing Ltd. and Youku Information Technology (Beijing) Co., Ltd. The registered capital of these PRC domestic companies was funded by the Company through loans extended to the equity holders of these PRC domestic companies.

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
FOR THE YEARS ENDED MARCH 31, 2019, 2020 AND 2021

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
FOR THE YEARS ENDED MARCH 31, 2019, 2020 AND 2021

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

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2019, 2020 AND 2021

2.	Summary of significant accounting policies (Continued)

(c)   Consolidation (Continued)

The following financial information of the VIEs in the PRC was recorded in the accompanying consolidated financial statements:

	As of March 31,
	2020	2021

	(in millions of RMB)
Cash and cash equivalents and short-term investments	16,862	17,295
Investments in equity method investees and equity securities and other investments	28,071	44,125
Accounts receivable, net of allowance	14,130	18,259
Amounts due from non-VIE subsidiaries of the Company	18,110	19,838
Property and equipment, net and intangible assets, net	6,573	7,354
Others	13,302	18,726
Total assets	97,048	125,597

Amounts due to non-VIE subsidiaries of the Company	76,101	94,779
Accrued expenses, accounts payable and other liabilities	26,517	30,684
Deferred revenue and customer advances	10,518	13,103
Total liabilities	113,136	138,566

	Year ended March 31,
	2019	2020	2021

	(in millions of RMB)
Revenue (i)	66,674	81,742	93,029
Net (loss) income	(7,063)	(1,757)	2,557
Net cash provided by (used in) operating activities	4,163	(253)	329
Net cash used in investing activities	(8,503)	(7,289)	(18,445)
Net cash provided by financing activities	12,373	9,887	14,463

(i)	Revenue generated by the VIEs are primarily from cloud computing services, digital media and entertainment services and others.

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

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2019, 2020 AND 2021

2.	Summary of significant accounting policies (Continued)

(c)   Consolidation (Continued)

Currently, there is no contractual arrangement which requires the Company to provide additional financial support to the VIEs. However, as the Company conducts its businesses primarily based on the licenses and approvals held by its VIEs, the Company has provided and will continue to provide financial support to the VIEs considering the business requirements of the VIEs, as well as the Company’s own business objectives in the future.

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

(d)  Business combinations and noncontrolling interests

The Company accounts for its business combinations using the acquisition method of accounting in accordance with Accounting Standards Codification (“ASC”) 805 “Business Combinations.” The cost of an acquisition is measured as the aggregate of the acquisition date fair value of the assets transferred to the sellers, liabilities incurred by the Company and equity instruments issued by the Company. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets acquired and liabilities assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total costs of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the acquisition date amounts of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the acquisition date amounts of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated income statements. During the measurement period, which can be up to one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Subsequent to the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any further adjustments are recorded in the consolidated income statements.

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
FOR THE YEARS ENDED MARCH 31, 2019, 2020 AND 2021

2.	Summary of significant accounting policies (Continued)

(d)  Business combinations and noncontrolling interests (Continued)

Net (loss) income attributable to mezzanine equity holders is included in net loss attributable to noncontrolling interests in the consolidated income statements, while it is excluded from the consolidated statements of changes in shareholders’ equity. During the years ended March 31, 2019, 2020 and 2021, net (loss) income attributable to mezzanine equity holders amounted to RMB(438) million, RMB(124) million and RMB140 million, respectively. The cumulative results of operations attributable to noncontrolling interests, along with adjustments for share-based compensation expense arising from outstanding share-based awards relating to subsidiaries’ shares, are also recorded as noncontrolling interests on the Company’s consolidated balance sheets. Cash flows related to transactions with noncontrolling interests are presented under financing activities in the consolidated statements of cash flows.

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

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2019, 2020 AND 2021

2.	Summary of significant accounting policies (Continued)

(g)   Revenue recognition

Revenue is principally comprised of customer management revenue, membership fees, logistics services revenue, cloud computing services revenue, sales of goods and other revenue. Revenue represents the amount of consideration the Company is entitled to upon the transfer of promised goods or services in the ordinary course of the Company’s activities and is recorded net of value-added tax (“VAT”). Consistent with the criteria of ASC 606 “Revenue from Contracts with Customers”, the Company recognizes revenue when performance obligations are satisfied by transferring control of a promised good or service to a customer. For performance obligations that are satisfied at a point in time, the Company also considers the following indicators to assess whether control of a promised good or service is transferred to the customer: (i) right to payment, (ii) legal title, (iii) physical possession, (iv) significant risks and rewards of ownership and (v) acceptance of the good or service. For performance obligations satisfied over time, the Company recognizes revenue over time by measuring the progress toward complete satisfaction of a performance obligation.

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

The Company evaluates if it is a principal or an agent in a transaction to determine whether revenue should be recorded on a gross or net basis. The Company is acting as the principal if it obtains control over the goods and services before they are transferred to customers. Generally, when the Company is primarily obligated in a transaction, is subject to inventory risk, has latitude in establishing prices, or has several but not all of these indicators, the Company acts as the principal and revenue is recorded on a gross basis. Generally, when the Company is not primarily obligated in a transaction, does not bear the inventory risk and does not have the ability to establish the price, the Company acts as the agent and revenue is recorded on a net basis.

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
FOR THE YEARS ENDED MARCH 31, 2019, 2020 AND 2021

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

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2019, 2020 AND 2021

2.	Summary of significant accounting policies (Continued)

(g)   Revenue recognition (Continued)

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

Commissions on transactions

The Company earns commissions from merchants when transactions are completed on Tmall and certain other retail marketplaces of the Company. The commissions are generally determined as a percentage based on the value of merchandise being sold by the merchants. The commission revenue includes merchant deposits that are expected to be non-refundable and is accounted for as variable consideration (Note 2(ac)), which is estimated at contract inception and updated at the end of each reporting period if additional information becomes available. Revenue related to commissions is recognized in the consolidated income statements based on the expected value when the performance obligation is satisfied. Adjustments to the estimated variable consideration related to prior reporting periods were not material for each of the periods presented.

Taobaoke services

In addition, the Company offers the Taobaoke program which generates commissions from merchants for transactions completed by consumers sourced from certain third-party marketing affiliates’ websites and mobile apps. The commission rates on Taobaoke are set by the merchants. The Company’s commission revenue is recognized at the time when the underlying transaction is completed. The Company evaluates if it is a principal or an agent in a transaction to determine whether the commission revenue is recognized on a gross or net basis. When the Company is the agent of the arrangement (such as arrangements where the Company does not have latitude in establishing prices or does not have inventory risk), the commission revenue is recorded on a net basis. When the Company is the principal of the arrangement (such as arrangements where the Company is obligated to pay for website inventory costs in fixed amounts to third-party marketing affiliates regardless of whether commission revenue is generated from these marketing affiliates), the commission revenue is recorded on a gross basis.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2019, 2020 AND 2021

2.	Summary of significant accounting policies (Continued)

(g)   Revenue recognition (Continued)

(ii)	Membership fees

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

(iii)	Logistics services revenue

The Company earns logistics services revenue from domestic and international one-stop-shop logistics services and the supply chain management solutions provided by Cainiao Network and Lazada as well as on-demand delivery services provided by Ele.me. Revenue is recognized at the time when the logistics services are provided.

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

(v)	Sales of goods

Revenue from the sales of goods is mainly generated from Tmall Supermarket, Sun Art, Freshippo and direct import. Revenue from the sales of goods is recognized when the control over the promised goods is transferred to customers. Receipts of fees in respect of all other incidental goods or services provided by the Company that are distinct performance obligations are recognized when the control of the underlying goods or services is transferred to the customers. The amounts relating to these incidental services are not material to the Company’s total revenue for each of the periods presented.

(h)  Cost of revenue

Cost of revenue consists primarily of cost of inventories, logistics costs, expenses associated with the operation of the Company’s mobile platforms and websites (such as depreciation and maintenance expenses for servers and computers, call centers and other equipment, and bandwidth and co-location fees), staff costs and share-based compensation expense, traffic acquisition costs, content costs, payment processing fees and other related incidental expenses that are directly attributable to the Company’s principal operations.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2019, 2020 AND 2021

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

The Company expenses all costs that are incurred in connection with the planning and implementation phases of development and costs that are associated with repair or maintenance of the existing websites or the development of software and website content. Costs incurred in the development phase are capitalized and amortized over the estimated product life. However, as the amount of costs qualified for capitalization has been insignificant, all website and software development costs have been expensed as incurred.

(j)   Sales and marketing expenses

Sales and marketing expenses consist primarily of online and offline advertising expenses, promotion expenses, staff costs and share-based compensation expense, sales commissions and other related incidental expenses that are incurred directly to attract or retain consumers and merchants.

The Company expenses the costs of producing advertisements at the time production occurs, and expenses the costs of delivering advertisements in the period in which the advertising space or airtime is used. Advertising and promotional expenses totaled RMB22,013 million, RMB30,949 million and RMB57,073 million during the years ended March 31, 2019, 2020 and 2021, respectively.

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

On each measurement date, the Company reviews internal and external sources of information to assist in the estimation of various attributes to determine the fair value of the share-based awards, including the fair value of the underlying shares, expected life and expected volatility. The Company recognizes the impact of any revisions to the original forfeiture rate assumptions in the consolidated income statements, with a corresponding adjustment to equity.

In April 2019, the Company adopted ASU 2018-07, “Compensation — Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting”. Before the adoption of this guidance, the equity-classified share-based awards held by non-employees were subject to re-measurement through each vesting date. Upon the adoption of this guidance, the Company no longer re-measures equity-classified share-based awards granted to consultants or non-employees at each reporting date through the vesting date and the accounting for these share-based awards to consultants or non-employees and employees was substantially aligned.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2019, 2020 AND 2021

2.	Summary of significant accounting policies (Continued)

(l)   Other employee benefits

The Company’s subsidiaries in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain retirement, medical and other welfare benefits are provided to employees. The relevant labor regulations require the Company’s subsidiaries in the PRC to pay the local labor and social welfare authorities monthly contributions based on the applicable benchmarks and rates stipulated by the local government. The relevant local labor and social welfare authorities are responsible for meeting all retirement benefits obligations and the Company’s subsidiaries in the PRC have no further commitments beyond their monthly contributions. The contributions to the plan are expensed as incurred. During the years ended March 31, 2019, 2020 and 2021, contributions to the plan amounting to RMB5,608 million, RMB6,317 million and RMB7,850 million, respectively, were charged to the consolidated income statements.

The Company also makes payments to other defined contribution plans and defined benefit plans for the benefit of employees employed by subsidiaries outside of the PRC. Amounts contributed during the years ended March 31, 2019, 2020 and 2021 were insignificant.

(m) Income taxes

The Company accounts for income taxes using the liability method, under which deferred income tax is recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax of a change in tax rates is recognized as income or expense in the period that includes the enactment date. Valuation allowance is provided on deferred tax assets to the extent that it is more likely than not that the asset will not be realizable in the foreseeable future.

Deferred tax is recognized on the undistributed earnings of subsidiaries, which are presumed to be distributed to parent companies, unless there is sufficient evidence that the subsidiaries have invested or will invest the undistributed earnings permanently in the domestic jurisdictions or the earnings will not be subject to tax upon the subsidiaries’ liquidation. Deferred tax is recognized for temporary differences in relation to certain investments in equity method investees, equity securities and other investments.

The Company adopts ASC 740 “Income Taxes” which prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures. The Company did not have significant unrecognized uncertain tax positions or any unrecognized liabilities, interest or penalties associated with unrecognized tax benefit as of and for the years ended March 31, 2019, 2020 and 2021.

(n)  Government grants

Government grants, which mainly represent amounts received from central and local governments in connection with the Company’s investments in local business districts and contributions to technology development, are recognized as income in other income, net or as a reduction of specific costs and expenses for which the grants are intended to compensate. Such amounts are recognized in the consolidated income statements upon receipt and when all conditions attached to the grants are fulfilled.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2019, 2020 AND 2021

2.	Summary of significant accounting policies (Continued)

(o)  Leases

In April 2019, the Company adopted Accounting Standards Update (“ASU”) 2016-02, “Leases (Topic 842)”, including certain transitional guidance and subsequent amendments within ASU 2018-01, ASU 2018-10, ASU 2018-11, ASU 2018-20 and ASU 2019-01 (collectively, including ASU 2016-02, “ASC 842”), issued by the Financial Accounting Standards Board (“FASB”).

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

The Company adopted the new lease standard using the modified retrospective method by applying the new lease standard to all leases existing as of April 1, 2019, the date of initial application. The adoption of the new lease standard does not have any significant impact on the results of operations and cash flows and there was no adjustment to the beginning retained earnings on April 1, 2019.

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

Prior to the adoption of ASC 842, the Company incurred rental expenses under operating leases of RMB4,699 million for the year ended March 31, 2019. Upon the adoption of ASC 842, components of operating lease cost recorded in the consolidated income statements for the years ended March 31, 2020 and 2021 are set out in Note 6.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2019, 2020 AND 2021

2.	Summary of significant accounting policies (Continued)

(p)  Cash and cash equivalents

The Company considers all short-term, highly liquid investments with an original maturity of three months or less, when purchased, to be cash equivalents. Cash and cash equivalents primarily represent bank deposits and fixed deposits with original maturities of less than three months.

(q)  Short-term investments

Short-term investments consist primarily of investments in fixed deposits with original maturities between three months and one year and certain investments in wealth management products and other investments that the Company has the intention to redeem within one year. As of March 31, 2020 and 2021, the investments in fixed deposits that were recorded as short-term investments amounted to RMB19,147 million and RMB104,896 million, respectively.

(r)   Accounts receivable

Accounts receivable represent the amounts that the Company has an unconditional right to consideration. The Company maintains an allowance for doubtful accounts to reserve for potentially uncollectible receivable amounts. In April 2020, the Company adopted ASU 2016-13, “Financial Instruments — Credit Losses (Topic 326): Measurement on Credit Losses on Financial Instruments”, including certain subsequent amendments, transitional guidance and other interpretive guidance within ASU 2018-19, ASU 2019-04, ASU 2019-05, ASU 2019-11, ASU 2020-02 and ASU 2020-03 (collectively, including ASU 2016-13, “ASC 326”). ASC 326 introduces an approach based on expected losses to estimate the allowance for doubtful accounts, which replaces the previous incurred loss impairment model. The Company’s estimation of allowance for doubtful accounts considers factors such as historical credit loss experience, age of receivable balances, current market conditions, reasonable and supportable forecasts of future economic conditions, as well as an assessment of receivables due from specific identifiable counterparties to determine whether these receivables are considered at risk or uncollectible. The Company assesses collectibility by pooling receivables that have similar risk characteristics and evaluates receivables individually when specific receivables no longer share those risk characteristics. The adoption of ASC 326 did not have a material impact on the Company’s financial position, results of operations and cash flows. The consolidated financial statements as of March 31, 2020 and for the years ended March 31, 2019 and 2020 were not retrospectively adjusted.

(s)  Inventories

Inventories mainly consist of merchandise available for sale. They are accounted for using the weighted average cost method and stated at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2019, 2020 AND 2021

2.	Summary of significant accounting policies (Continued)

(t)   Equity securities and other investments

Equity securities and other investments represent the Company’s investments in equity securities that are not accounted for under the equity method, as well as other investments which primarily consist of debt investments.

(i)	Equity securities

Equity securities not accounted for using the equity method are carried at fair value with unrealized gains and losses recorded in the consolidated income statements, according to ASC 321 “Investments — Equity Securities”, which the Company adopted beginning April 1, 2018. Upon the adoption of ASC 321, unrealized gains recorded in accumulated other comprehensive income as of March 31, 2018 related to equity securities previously classified as available-for-sale, in the amount of RMB8,196 million, net of tax, were reclassified into retained earnings as of April 1, 2018.

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

Debt investments are accounted for at amortized cost or under the fair value option, which the Company has elected for certain investments including convertible and exchangeable bonds subscribed. The fair value option permits the irrevocable election on an instrument-by-instrument basis at initial recognition or upon an event that gives rise to a new basis of accounting for that instrument. The investments accounted for under the fair value option are carried at fair value with unrealized gains and losses recorded in the consolidated income statements. Interest income from debt investments is recognized using the effective interest method which is reviewed and adjusted periodically based on changes in estimated cash flows.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2019, 2020 AND 2021

2.	Summary of significant accounting policies (Continued)

(u)  Investments in equity method investees

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

Under the equity method, the Company’s share of the post-acquisition profits or losses of the equity method investee is recognized in the consolidated income statements and its share of post-acquisition movements in accumulated other comprehensive income is recognized in other comprehensive income. The Company records its share of the results of the equity method investees on a one quarter in arrears basis. The excess of the carrying amount of the investment over the underlying equity in net assets of the equity method investee generally represents goodwill and intangible assets acquired. When the Company’s share of losses of the equity method investee equals or exceeds its interest in the equity method investee, the Company does not recognize further losses, unless the Company has incurred obligations or made payments or guarantees on behalf of the equity method investee.

The Company continually reviews its investments in equity method investees to determine whether a decline in fair value below the carrying value is other-than-temporary. The primary factors the Company considers in its determination include the severity and the length of time that the fair value of the investment is below its carrying value; the financial condition, the operating performance and the prospects of the equity method investee; the geographic region, market and industry in which the equity method investee operates, including consideration of the impact of the COVID-19 pandemic; and other company specific information such as recent financing rounds completed by the equity method investee. If the decline in fair value is deemed to be other-than-temporary, the carrying value of the investment in the equity method investee is written down to its fair value.

(v)  Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and any impairment loss. Depreciation is computed using the straight-line method with no residual value based on the estimated useful lives of the various classes of assets, which range as follows:

Computer equipment and software	3 – 5 years
Furniture, office and transportation equipment	3 – 10 years
Buildings	10 – 50 years
Property improvements	shorter of remaining lease period or estimated useful life

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
FOR THE YEARS ENDED MARCH 31, 2019, 2020 AND 2021

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

User base and customer relationships	3 – 16 years
Trade names, trademarks and domain names	5 – 20 years
Developed technology and patents	2 – 7 years
Non-compete agreements	over the contracted term of up to 10 years

(x)  Licensed copyrights

Licensed copyrights related to titles to movies, television series, variety shows, animations and other video content acquired from external parties are carried at the lower of unamortized cost or fair value. The amortization period for the licensed content vary depending on the type of content, which typically ranges from six months to ten years. Licensed copyrights are presented on the consolidated balance sheets as current assets under prepayments, receivables and other assets, or non-current assets under intangible assets, net, based on estimated time of usage. Licensed copyrights are generally amortized using an accelerated method based on historical viewership consumption patterns. Estimates of the consumption patterns for licensed copyrights are reviewed periodically and revised if necessary. For the years ended March 31, 2019, 2020 and 2021, amortization expenses in connection with the licensed copyrights of RMB11,391 million, RMB9,390 million and RMB9,093 million were recorded in cost of revenue within the Company’s digital media and entertainment segment.

On a periodic basis, the Company evaluates the program usefulness of licensed copyrights pursuant to the guidance in ASC 920 “Entertainment — Broadcasters”, which provides that the rights be reported at the lower of unamortized cost or fair value. When there is a change in the expected usage of licensed copyrights, the Company estimates the fair value of licensed copyrights to determine if any impairment exists. The fair value of licensed copyrights is determined by estimating the expected cash flows from advertising and membership fees, less any costs and expenses, over the remaining useful lives of the licensed copyrights at the film-group level. Estimates that impact these cash flows include anticipated levels of demand for the Company’s advertising services and the expected selling prices of advertisements. For the years ended March 31, 2019, 2020 and 2021, impairment charges in connection with the licensed copyrights of RMB2,843 million, RMB2,654 million and RMB1,688 million were recorded in cost of revenue within the Company’s digital media and entertainment segment.

In April 2020, the Company adopted ASU 2019-02, “Entertainment — Films — Other Assets — Film Costs (Subtopic 926-20) and Entertainment — Broadcasters — Intangibles — Goodwill and Other (Subtopic 920-350)”. As a result of the adoption of this new accounting update, cash outflows for the acquisition of licensed copyrights amounting to RMB11,811 million are classified as operating activities in the consolidated statements of cash flows for the year ended March 31, 2021. Comparative figures were not retrospectively adjusted and were classified as investing activities in the consolidated statements of cash flows for the years ended March 31, 2019 and 2020. The adoption of this guidance did not have a material impact on the Company’s financial position and results of operations.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2019, 2020 AND 2021

2.	Summary of significant accounting policies (Continued)

(y)  Goodwill

Goodwill represents the excess of the purchase consideration over the acquisition date amounts of the identifiable tangible and intangible assets acquired and liabilities assumed from the acquired entity as a result of the Company’s acquisitions of interests in its subsidiaries. Goodwill is not amortized but is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that it might be impaired. The Company first assesses qualitative factors to determine whether it is necessary to perform the quantitative goodwill impairment test. In the qualitative assessment, the Company considers factors such as macroeconomic conditions, industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations, business plans and strategies of the reporting unit, including consideration of the impact of the COVID-19 pandemic. Based on the qualitative assessment, if it is more likely than not that the fair value of a reporting unit is less than the carrying amount, the quantitative impairment test is performed.

In April 2020, the Company adopted ASU 2017-04, “Intangibles — Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment”. After adopting this guidance, the Company performs the quantitative impairment test by comparing the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill is not considered to be impaired. If the carrying amount of a reporting unit exceeds its fair value, the amount by which the carrying amount exceeds the reporting unit’s fair value is recognized as impairment. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, allocation of assets, liabilities and goodwill to reporting units, and determination of the fair value of each reporting unit. The adoption of this guidance did not have a material impact on the Company’s financial position, results of operations and cash flows.

(z)   Impairment of long-lived assets other than goodwill and licensed copyrights

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted net cash flows expected to be generated by the asset. If the assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. There was no material impairment for long-lived assets recognized for the years ended March 31, 2019, 2020 and 2021.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2019, 2020 AND 2021

2.	Summary of significant accounting policies (Continued)

(aa) Derivatives and hedging

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

Interest rate swaps

Interest rate swaps designated as hedging instruments to hedge against the cash flows attributable to recognized assets or liabilities or forecasted payments may qualify as cash flow hedges. The Company entered into interest rate swap contracts to swap floating interest payments related to certain borrowings for fixed interest payments to hedge the interest rate risk associated with certain forecasted payments and obligations. For the year ended March 31, 2019, the effective portion of changes in the fair value of interest rate swaps that were designated and qualified as cash flow hedges was recognized in accumulated other comprehensive income. The gain or loss relating to the ineffective portion was recognized immediately in interest and investment income, net in the consolidated income statements. Upon the adoption of ASU 2017-12 on April 1, 2019, all changes in the fair value of interest rate swaps that are designated and qualify as cash flow hedges are recognized in accumulated other comprehensive income. Amounts in accumulated other comprehensive income are reclassified into earnings in the same period during which the hedged forecasted transaction affects earnings both before and after the adoption of ASU 2017-12.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2019, 2020 AND 2021

2.	Summary of significant accounting policies (Continued)

(ab) Bank borrowings and unsecured senior notes

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

(ac) Merchant deposits

The Company collects deposits representing an annual upfront service fee from merchants on Tmall and AliExpress before the beginning of each calendar year. These deposits are initially recorded as a liability by the Company. The deposits are refundable to a merchant if the level of sales volume that is generated by that merchant on Tmall or AliExpress meets the target during the period. If the transaction volume target is not met at the end of each calendar year, the relevant deposits will become non-refundable. These merchant deposits are accounted for as variable consideration at an amount that is estimated at contract inception. The estimate is updated at the end of each reporting period and when there are changes in circumstances during the reporting period. Merchant deposits are recognized as revenue in the consolidated income statements when the likelihood of refund to the merchant is considered remote based on the patterns of sales volume generated by the merchant during the reporting period.

(ad) Deferred revenue and customer advances

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

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2019, 2020 AND 2021

2.	Summary of significant accounting policies (Continued)

(af) Treasury shares

The Company accounts for treasury shares using the cost method. Under this method, the cost incurred to purchase the shares is recorded in the treasury shares account on the consolidated balance sheets. At retirement of the treasury shares, the ordinary shares account is charged only for the aggregate par value of the shares. The excess of the acquisition cost of treasury shares over the aggregate par value is allocated between additional paid-in capital (up to the amount credited to the additional paid-in capital upon original issuance of the shares) and retained earnings. The treasury shares account includes 146,780,688 ordinary shares and 143,363,408 ordinary shares issued at par to wholly-owned subsidiaries of the Company for the purpose of certain equity investment plans for management as of March 31, 2020 and 2021, respectively.

(ag) Statutory reserves

In accordance with the relevant regulations and their articles of association, subsidiaries of the Company incorporated in the PRC are required to allocate at least 10% of their after-tax profit determined based on the PRC accounting standards and regulations to the general reserve until the reserve has reached 50% of the relevant subsidiary’s registered capital. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the respective board of directors of the subsidiaries. These reserves can only be used for specific purposes and are not transferable to the Company in the form of loans, advances or cash dividends. During the years ended March 31, 2019, 2020 and 2021, appropriations to the general reserve amounted to RMB690 million, RMB1,032 million and RMB1,247 million, respectively. No appropriations to the enterprise expansion fund and staff welfare and bonus fund have been made by the Company.

3.	Recent accounting pronouncements

In December 2019, the FASB issued ASU 2019-12, “Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes”, which simplifies various aspects related to accounting for income taxes. ASU 2019-12 removes certain exceptions to the general principles in ASC 740 and also clarifies and amends existing guidance to improve consistent application. The new guidance is effective for the Company for the year ending March 31, 2022 and interim reporting periods during the year ending March 31, 2022. The Company does not expect that the adoption of this guidance will have a material impact on the financial position, results of operations and cash flows.

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
FOR THE YEARS ENDED MARCH 31, 2019, 2020 AND 2021

3.	Recent accounting pronouncements (Continued)

In March 2020, the FASB issued ASU 2020-04, “Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting” and issued a subsequent amendment which refines the scope of the ASU and clarifies some of its guidance as part of the FASB’s monitoring of global reference rate reform activities in January 2021 within ASU 2021-01 (collectively, including ASU 2020-04, “ASC 848”). ASC 848 provides optional expedients and exceptions for applying U.S. GAAP on contract modifications and hedge accounting to contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform, if certain criteria are met. These optional expedients and exceptions provided in ASC 848 are effective for the Company from January 1, 2020 through December 31, 2022. The Company has elected the optional expedients for certain existing interest rate swaps that are designated as cash flow hedges, which did not have a material impact on the financial position, results of operations and cash flows. The Company is evaluating the effects, if any, of the potential election of the other optional expedients and exceptions provided in this guidance on the financial position, results of operations and cash flows.

In August 2020, the FASB issued ASU 2020-06, “Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity”, which simplifies an issuer’s accounting for certain convertible instruments and the application of derivatives scope exception for contracts in an entity’s own equity. This guidance also addresses how convertible instruments are accounted for in the diluted earnings per share calculation and required enhanced disclosures about the terms of convertible instruments and contracts in an entity’s own equity. The new guidance is required to be applied either retrospectively to financial instruments outstanding as of the beginning of the first comparable reporting period for each prior reporting period presented or retrospectively with the cumulative effect of the change to be recognized as an adjustment to the opening balance of retained earnings at the date of adoption. This guidance is effective for the Company for the year ending March 31, 2023 and interim reporting periods during the year ending March 31, 2023. Early adoption is permitted. The Company is evaluating the effects, if any, of the adoption of this guidance on the financial position, results of operations and cash flows.

4.	Significant mergers and acquisitions and investments

Mergers and acquisitions

(a)  Acquisition of Sun Art Retail Group Limited (“Sun Art”)

Sun Art, a company that is listed on the HKSE, is a leading hypermarket operator in the PRC. The Company previously held an approximately 31% effective equity interest in Sun Art and the investment in Sun Art was previously accounted for under the equity method (Note 14). New Retail Strategic Opportunities Fund, L.P. (the “Offshore Retail Fund”), an investment fund for which the Company is able to exercise significant influence over its investment decisions, is also an existing shareholder in Sun Art.

In October 2020, the Company acquired additional effective equity interest in Sun Art for a cash consideration of US$3.6 billion (RMB24.1 billion). Upon the completion of the transaction, the Company’s effective equity interest in Sun Art increased to approximately 67% and Sun Art became a consolidated subsidiary of the Company. In December 2020, the Company acquired additional ordinary shares of Sun Art from public shareholders for a cash consideration of HK$4.9 billion (RMB4.1 billion) through a mandatory general offer as required under the Hong Kong Code on Takeovers and Mergers, which resulted in a reduction in noncontrolling interests amounting to RMB4,592 million. Upon the completion of the mandatory general offer, the Company’s effective equity interest in Sun Art further increased to approximately 74%.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2019, 2020 AND 2021

4.	Significant mergers and acquisitions and investments (Continued)

(a)  Acquisition of Sun Art Retail Group Limited (“Sun Art”) (Continued)

The allocation of the purchase price as of the date of acquisition is summarized as follows:

Amounts
(in millions of RMB)
Net assets acquired (i)	49,672
Amortizable intangible assets (ii)
Trade names, trademarks and domain names	11,500
Non-compete agreements	4,700
Developed technology and patents	615
User base and customer relationships	47
Goodwill (Note 17)	13,474
Deferred tax liabilities	(9,629)
Noncontrolling interests (iii)	(23,684)
46,695

Amounts
(in millions of RMB)
Total purchase price is comprised of:
‑ cash consideration	24,136
‑ fair value of previously held equity interests	22,559
46,695

(i)	Net assets acquired primarily included property and equipment of RMB27,333 million, operating lease right-of-use assets relating to land use rights of RMB22,997 million, payables and accruals for cost of revenue of RMB14,681 million, short-term investments of RMB14,387 million, customer advances of RMB11,082 million and inventories of RMB9,341 million as of the date of acquisition.
(ii)	Acquired amortizable intangible assets had estimated amortization periods not exceeding 13 years and a weighted-average amortization period of 11.8 years.
(iii)	Fair value of the noncontrolling interests was estimated with reference to the market price per share as of the acquisition date.

A gain of RMB6,381 million in relation to the revaluation of the previously held equity interests was recorded in interest and investment income, net in the consolidated income statement for the year ended March 31, 2021. The fair value of the previously held equity interests was estimated with reference to the market price per share as of the acquisition date.

As reported in Sun Art’s 2020/2021 annual report, revenue and net income for the 15 months ended March 31, 2021 were RMB124.3 billion and RMB3.8 billion, respectively. Revenue and net income for the year ended December 31, 2019 were RMB95.4 billion and RMB3.0 billion, respectively.

The acquisition of Sun Art demonstrates the Company’s continued commitment to Sun Art as well as its New Retail strategy by further integrating online and offline resources in the PRC’s retail sector. Goodwill arising from this acquisition was attributable to the synergies expected from the combined operations of Sun Art and the Company, the assembled workforce and their knowledge and experience in the retail sector in the PRC. The Company did not expect the goodwill recognized to be deductible for income tax purposes.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2019, 2020 AND 2021

4.	Significant mergers and acquisitions and investments (Continued)

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

The allocation of the purchase price as of the date of acquisition is summarized as follows:

Amounts
(in millions of RMB)
Net assets acquired (i)	1,621
Amortizable intangible assets (ii)
Trade names, trademarks and domain names	2,531
User base and customer relationships	1,297
Non-compete agreements	1,040
Developed technology and patents	394
Goodwill (Note 17)	6,781
Deferred tax liabilities	(338)
13,326

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

The Company expected that the acquisition will further elevate the Company’s import service and experience for consumers in the PRC through synergies across the Company’s ecosystem. Goodwill arising from this acquisition was attributable to the synergies expected from the combined operations of Kaola and the Company, the assembled workforce and their knowledge and experience in the import e-commerce sector in the PRC. The Company did not expect the goodwill recognized to be deductible for income tax purposes.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2019, 2020 AND 2021

4.	Significant mergers and acquisitions and investments (Continued)

(c)   Acquisition of Alibaba Pictures Group Limited (“Alibaba Pictures”)

Alibaba Pictures, a company that is listed on the HKSE, is an Internet-driven integrated platform that covers content production, promotion and distribution, intellectual property licensing and integrated management, cinema ticketing management and data services for the entertainment industry. The Company previously held an approximately 49% equity interest in Alibaba Pictures and the investment in Alibaba Pictures was previously accounted for under the equity method.

In March 2019, the Company subscribed for newly issued ordinary shares of Alibaba Pictures for a cash consideration of HK$1,250 million (RMB1,069 million). Upon the completion of the transaction, the Company’s equity interest in Alibaba Pictures increased to approximately 51%, and Alibaba Pictures became a consolidated subsidiary of the Company.

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
17,298

Amounts
(in millions of RMB)
Total purchase price is comprised of:
- cash consideration	1,069
- fair value of previously held equity interests	16,229
17,298

(i)	Net assets acquired primarily included cash, cash equivalents and short-term investments of RMB4,444 million and equity securities and other investments of RMB5,065 million as of the date of acquisition.
(ii)	Acquired amortizable intangible assets had estimated amortization periods not exceeding 15 years and a weighted-average amortization period of 11.4 years.
(iii)	Fair value of the noncontrolling interests was estimated with reference to the market price per share as of the acquisition date.

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

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2019, 2020 AND 2021

4.	Significant mergers and acquisitions and investments (Continued)

(d)   Acquisitions and integration of Rajax Holding (“Ele.me”) and Koubei Holding Limited (“Koubei”)

Ele.me

Ele.me is a leading local services and on-demand delivery platform in the PRC, which was previously owned by a joint investment vehicle established by the Company and Ant Group. The Company previously held an approximately 27% effective equity interest in Ele.me on a fully diluted basis and the investment was previously accounted for using the measurement alternative.

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
47,818

Amounts
(in millions of RMB)
Total purchase price is comprised of:
‑ cash consideration	30,133
‑ contingent cash consideration (iv)	4,790
‑ fair value of previously held equity interests	12,895
47,818

(i)	Net liabilities assumed primarily included payables to merchants and other logistics providers of RMB4,259 million as of the date of acquisition.
(ii)	Acquired amortizable intangible assets had estimated amortization periods not exceeding ten years and a weighted-average amortization period of 5.8 years.
(iii)	Fair value of the noncontrolling interests was estimated based on the equity value of Ele.me derived by the purchase consideration, adjusted for a discount for control premium.
(iv)	The amount is payable contingent upon the satisfaction of certain non-compete provisions by the respective selling equity holders, and will not exceed RMB4,790 million.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2019, 2020 AND 2021

4.	Significant mergers and acquisitions and investments (Continued)

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

The Company expected that the acquisition will deepen Ele.me’s integration into the Company’s ecosystem and advance the Company’s New Retail strategy to provide a seamless online and offline consumer experience in the consumer services sector. Goodwill arising from this acquisition was attributable to the synergies expected from the combined operations of Ele.me and the Company, the assembled workforce and their knowledge and experience in the consumer services sector in the PRC. The Company did not expect the goodwill recognized to be deductible for income tax purposes.

Integration of Ele.me and Koubei

Koubei is one of the PRC’s leading restaurant and local services guide platforms for in-store consumption, which was previously set up by the Company and Ant Group. The investment in Koubei was previously accounted for under the equity method.

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

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2019, 2020 AND 2021

4.	Significant mergers and acquisitions and investments (Continued)

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

The Company expected that its commerce platform technology, know-how and infrastructure will deliver consumer insights and digitized operational solutions to empower local merchants on the Koubei platform. Goodwill arising from this acquisition was attributable to the synergies expected from the combined operations of Koubei and the Company, the assembled workforce and their knowledge and experience in the consumer services sector in the PRC. The Company did not expect the goodwill recognized to be deductible for income tax purposes.

Subsequent to the integration and during the years ended March 31, 2019, 2020 and 2021, the Company acquired additional equity interest in Local Services Holdco for a cash consideration of US$1,905 million (RMB13,082 million), US$1,350 million (RMB9,399 million) and US$1,999 million (RMB13,229 million), respectively. Other investors, including SoftBank, also acquired equity interests in Local Services Holdco in connection with certain of these transactions. These transactions resulted in additions of noncontrolling interests of RMB3,216 million, RMB5,162 million and RMB2,253 million for the same periods, respectively. Upon the completion of these additional equity investments, the Company’s equity interest in Local Services Holdco was approximately 74%.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2019, 2020 AND 2021

4.	Significant mergers and acquisitions and investments (Continued)

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

In December 2018, the Company purchased additional equity interest in Trendyol for a cash consideration of US$2 million (RMB16 million). The transaction resulted in a reduction of noncontrolling interest amounting to RMB14 million. In April 2020 and March 2021, the Company purchased additional equity interest in Trendyol for a cash consideration of US$125 million (RMB884 million) and US$350 million (RMB2,279 million), respectively. These transactions resulted in an increase of RMB402 million to noncontrolling interest. Upon the completion of these transactions, the Company’s equity interest in Trendyol was approximately 86%.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2019, 2020 AND 2021

4.	Significant mergers and acquisitions and investments (Continued)

(f)   Other acquisitions

Other acquisitions that constitute business combinations are summarized in the following table:

	Year ended March 31,
	2019	2020	2021

	(in millions of RMB)
Net assets (liabilities)	4,883	846	(106)
Identifiable intangible assets	2,763	364	3,888
Deferred tax liabilities	(1,183)	(53)	(195)
	6,463	1,157	3,587
Noncontrolling interests and mezzanine equity	(2,993)	(998)	(3,310)
Net identifiable assets	3,470	159	277
Goodwill	7,512	7,840	4,105
Total purchase consideration	10,982	7,999	4,382
Fair value of previously held equity interests	(1,778)	(2,215)	(2,434)
Purchase consideration settled	(8,415)	(5,146)	(1,794)
Deferred consideration as of year end	789	638	154

Total purchase consideration is comprised of:
- cash consideration	9,204	5,784	875
- non-cash consideration	—	—	1,073
- fair value of previously held equity interests	1,778	2,215	2,434
	10,982	7,999	4,382

In relation to the revaluation of previously held equity interests, the Company recognized a gain of RMB715 million, RMB1,538 million and RMB2,378 million in the consolidated income statements for the years ended March 31, 2019, 2020 and 2021, respectively, for the other acquisitions that constitute business combinations.

Revenue and net income of Sun Art were presented in Note 4(a). Pro forma results of operations for all other acquisitions have not been presented because the effects of these acquisitions are not material to the consolidated income statements for the years ended March 31, 2019, 2020 and 2021, either individually or in aggregate.

Equity investments and others

(g)  Investment in Bilibili, Inc. (“Bilibili”)

Bilibili, a company that is listed on both the Nasdaq Global Select Market and the HKSE, is a PRC-based video streaming platform. In October 2018 and February 2019, the Company acquired shares in Bilibili for an aggregate cash consideration of US$321 million (RMB2,193 million), representing an approximately 8% equity interest in Bilibili. In March 2021, the Company acquired newly issued shares of Bilibili for a cash consideration of HK$5,818 million (RMB4,885 million). Upon the completion of the transaction, the Company’s equity interest in Bilibili remained at approximately 8%. The investment is carried at fair value with unrealized gains and losses recorded in the consolidated income statements.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2019, 2020 AND 2021

4.	Significant mergers and acquisitions and investments (Continued)

(h)   Investment in STO Express Co., Ltd. (“STO Express”)

STO Express, a company that is listed on the Shenzhen Stock Exchange, is one of the leading express delivery services companies in the PRC. In March 2019, the Company made a loan to a major shareholder of STO Express with a principal amount of RMB5.0 billion for a term of three years. This major shareholder of STO Express has pledged a portion of its equity interest in STO Express in relation to the loan. The loan is accounted for at amortized cost and is recorded under equity securities and other investments on the consolidated balance sheets. As of March 31, 2020 and 2021, unpaid principal amount of this loan was RMB5.0 billion and RMB3.5 billion, respectively.

In July 2019, the Company acquired an approximately 14.7% effective equity interest in STO Express through an investment vehicle for a cash consideration of RMB4.7 billion. The investment was accounted for under the fair value option and recorded under equity securities and other investments. In addition, under a call option agreement the Company entered into with the same major shareholder of STO Express, the Company may elect to acquire an additional effective equity interest of approximately 31.3% in STO Express for a total consideration of RMB10.0 billion. The call option agreement is measured at fair value with unrealized gains and losses recorded in the consolidated income statements. Losses recorded in interest and investment income, net relating to this call option agreement amounted to RMB1,766 million and RMB1,413 million for the years ended March 31, 2020 and 2021, respectively.

In February 2021, the Company acquired additional effective equity interest in STO Express for a cash consideration of RMB3.3 billion by effectively exercising a portion of the above call options. Upon the completion of the transaction, the Company’s effective equity interest in STO Express increased to 25% and the investment in STO Express is accounted for under the equity method (Note 14). Out of the total consideration, which primarily included the cash consideration and the carrying amount of the effective equity interest in STO Express previously held by the Company, RMB1,731 million was allocated to amortizable intangible assets, RMB2,433 million was allocated to goodwill, RMB477 million was allocated to deferred tax liabilities and RMB2,002 million was allocated to net assets acquired.

The Company may elect to exercise the remaining call options to acquire an additional effective equity interest of 21% in STO Express for a total consideration of RMB6.7 billion at any time on or before December 27, 2022.

(i)   Investment in Mango Excellent Media Co., Ltd. (“Mango Excellent Media”)

Mango Excellent Media, a company that is listed on the Shenzhen Stock Exchange, is an audiovisual interaction-focused new media service platform in the PRC. In December 2020, the Company acquired an approximately 5% equity interest in Mango Excellent Media for a cash consideration of RMB6.2 billion. The investment is carried at fair value with unrealized gains and losses recorded in the consolidated income statements.

(j)  Investment in China Broadcasting Network Joint Stock Corporation Limited (“China Broadcasting Network”)

China Broadcasting Network is a telecommunications company in the PRC. In October and December 2020, the Company invested a total of RMB10.0 billion for an approximately 7% equity interest in China Broadcasting Network. The investment is accounted for using the measurement alternative.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2019, 2020 AND 2021

4.	Significant mergers and acquisitions and investments (Continued)

(k)   Investment in YTO Express Group Co., Ltd. (“YTO Express”)

YTO Express, a company that is listed on the Shanghai Stock Exchange, is one of the leading express delivery services companies in the PRC. The Company previously held an approximately 11% equity interest in YTO Express and carried the investment at fair value with unrealized gains and losses recorded in the consolidated income statements. Yunfeng, which is comprised of certain investment funds the general partner of which Jack Ma has equity interests in, is also an existing shareholder of YTO Express.

In September 2020, the Company acquired additional equity interest in YTO Express for a cash consideration of RMB6.6 billion. Upon the completion of the transaction, the Company’s equity interest in YTO Express increased to approximately 23% and the investment in YTO Express is accounted for under the equity method (Note 14). Out of the total consideration, which included the cash consideration and the carrying amount of the previously held equity interest in YTO Express, RMB4,442 million was allocated to amortizable intangible assets, RMB4,270 million was allocated to goodwill, RMB1,171 million was allocated to deferred tax liabilities and RMB3,891 million was allocated to net assets acquired.

(l)   Investment in Meinian Onehealth Healthcare Holdings Co., Ltd. (“Meinian”)

Meinian, a company that is listed on the Shenzhen Stock Exchange, offers health examination, health evaluation, health consulting, and other services. In November to December 2019, the Company, together with Ant Group, acquired new and existing shares of Meinian, representing an approximately 14% equity interest in Meinian for a total cash consideration of RMB6,700 million. Yunfeng is also an investor in this transaction.

The investment in Meinian is accounted for under the equity method because the Company is able to exercise significant influence over operating and financial policies of Meinian. Out of the total cash consideration, RMB2,573 million was allocated to amortizable intangible assets, RMB4,579 million was allocated to goodwill, RMB643 million was allocated to deferred tax liabilities and RMB191 million was allocated to net assets acquired.

(m)   Investment in AliExpress Russia Holding Pte. Ltd. (“AliExpress Russia Joint Venture”)

AliExpress Russia Joint Venture is a joint venture set up by the Company, Mail.ru Group Limited (“Mail.ru Group”, a leading Internet company in Russia), Public Joint Stock Company MegaFon (“MegaFon”, a Russian mobile telecommunications operator) and Joint Stock Company “Managing Company of Russian Direct Investment Fund” (“RDIF”, a Russian sovereign wealth fund). In October 2019, the Company invested approximately US$100 million into the joint venture and contributed the Company’s AliExpress Russia businesses into the joint venture. The other shareholders of the joint venture also made cash and non-cash contributions to the joint venture pursuant to the transaction documents. After the completion of the transaction, the Company held an approximately 56% equity interest and less-than-majority voting rights in the joint venture. As part of the transaction, the Company has also acquired a minority stake in Mail.ru Group.

The contribution of the Company’s AliExpress Russia businesses into the joint venture resulted in the deconsolidation of these businesses, and a one-time gain of RMB10.3 billion was recognized in interest and investment income, net in the consolidated income statement for the year ended March 31, 2020.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2019, 2020 AND 2021

4.	Significant mergers and acquisitions and investments (Continued)

(m)   Investment in AliExpress Russia Holding Pte. Ltd. (“AliExpress Russia Joint Venture”) (Continued)

The investment in the AliExpress Russia Joint Venture is accounted for under the equity method (Note 14). Out of the total consideration, RMB2,325 million was allocated to amortizable intangible assets, RMB4,290 million was allocated to goodwill, RMB116 million was allocated to deferred tax liabilities and RMB1,630 million was allocated to net assets acquired.

In connection with the transaction, the Company also entered into an option agreement with another shareholder of the joint venture, allowing the transfer of equity interest in the joint venture between the Company and this shareholder in the future. In December 2020, this shareholder exercised a call option under this agreement to acquire additional equity interest in the AliExpress Russia Joint Venture from the Company for a cash consideration of US$194 million (RMB1,269 million). Upon the completion of this transaction, the Company’s equity interest in the AliExpress Russia Joint Venture decreased to approximately 48%.

(n)   Investment in Ant Group Co., Ltd. (“Ant Group”)

Ant Group provides comprehensive digital payment services and offers digital financial services and digital daily life services for consumers and small and micro businesses, in China and across the world. In August 2014, the Company entered into a share and asset purchase agreement (together with all subsequent amendments, the “SAPA”), and entered into or amended certain ancillary agreements including an amendment and restatement of the intellectual property license agreement (the “2014 IPLA”) with Alipay.com Co., Ltd. (“Alipay”), a subsidiary of Ant Group. Pursuant to these agreements, the Company restructured its relationships with Ant Group and Alipay.

In February 2018, the Company amended both the SAPA and the Alipay commercial agreement, and agreed with Ant Group and certain other parties on forms of certain ancillary agreements. In September 2019, the Company further amended the SAPA and entered into a cross license agreement and certain ancillary agreements and amendments, including the previously agreed form of amendment and restatement of the 2014 IPLA (“the Amended IPLA”). In August 2020, the Company further amended the SAPA, the Alipay commercial agreement and certain other agreements. These amendments were made primarily to facilitate Ant Group’s planned IPO on the Science and Technology Board of the Shanghai Stock Exchange and on the Main Board of the HKSE.

SAPA

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

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2019, 2020 AND 2021

4.	Significant mergers and acquisitions and investments (Continued)

(n)   Investment in Ant Group Co., Ltd. (“Ant Group”) (Continued)

The Company accounts for its equity interest in Ant Group under the equity method (Note 14). Upon the receipt of the equity interest in September 2019, this investment was initially measured at cost, with an upward adjustment determined based on the fair value of the Company’s share of Ant Group’s net assets as of the completion date of the transaction.

Upon the completion, the Company recorded the 33% equity interest in Ant Group with a carrying value amounting to RMB90.7 billion in investment in equity method investees, other cost reimbursement of RMB0.6 billion from Ant Group to the Company pursuant to the SAPA and the deferred tax effect of RMB19.7 billion, with a corresponding gain of RMB71.6 billion recorded in interest and investment income, net in the year ended March 31, 2020. The difference between the carrying value of the 33% equity interest in Ant Group and the Company’s share of the carrying value of Ant Group’s net assets upon completion is a basis difference, which mainly represents the fair value adjustments of amortizable intangible assets with a weighted average amortization period of 9.5 years and equity investments. These adjustments amounted to RMB24.5 billion and RMB5.3 billion, respectively, both of which were net of their corresponding tax effects.

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

Subsequent to the receipt of the equity interest in Ant Group, the proportionate share of results of Ant Group, adjusted for the effects of the basis difference as described above, is recorded in share of results of equity method investees in the consolidated income statements on a one quarter in arrears basis.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2019, 2020 AND 2021

4.	Significant mergers and acquisitions and investments (Continued)

(n)   Investment in Ant Group Co., Ltd. (“Ant Group”) (Continued)

Pre-emptive rights

Following the receipt of equity interest in Ant Group, the Company has pre-emptive rights to participate in other issuances of equity securities by Ant Group and certain of its affiliates prior to the time of Ant Group meeting certain minimum criteria for a qualified IPO set forth in the SAPA (a “Qualified IPO”). These pre-emptive rights entitle the Company to maintain the equity ownership percentage the Company holds in Ant Group immediately prior to any such issuances. In connection with the exercise of the pre-emptive rights, the Company is also entitled to receive certain payments from Ant Group, effectively funding the subscription for these additional equity interest, up to a value of US$1.5 billion, subject to certain adjustments. In addition, under the SAPA, in certain circumstances the Company is permitted to exercise pre-emptive rights through an alternative arrangement which will further protect the Company from dilution. The value of the pre-emptive rights was considered to be insignificant upon the receipt of equity interest in Ant Group.

Corporate governance provisions

Under the SAPA, in addition to an independent director, the Company has the right to nominate two officers or employees of the Company for election to the board of Ant Group. In each case, these director nomination rights will continue unless the Company ceases to own a certain amount of its post-issuance equity interest in Ant Group or upon the completion of a Qualified IPO of Ant Group, whichever is earlier. In September 2019, the Company nominated two officers of the Company who have then been elected to the board of Ant Group pursuant to these director nomination rights under the SAPA.

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

Income in connection with the Profit Share Payments, net of costs incurred by the Company, of RMB517 million and RMB3,835 million, was recorded in other income, net in the consolidated income statements for the years ended March 31, 2019 and 2020, respectively (Note 22).

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2019, 2020 AND 2021

4.	Significant mergers and acquisitions and investments (Continued)

(n)   Investment in Ant Group Co., Ltd. (“Ant Group”) (Continued)

Amended IPLA

Pursuant to the SAPA, the Company, Ant Group and Alipay entered into the Amended IPLA upon the receipt of the 33% equity interest in Ant Group in September 2019, at which time the Company also transferred certain intellectual property and assets to Ant Group.

The Amended IPLA will terminate upon the earliest of:

●	the full payment of all pre-emptive rights funded payments under the SAPA;
●	the closing of a Qualified IPO of Ant Group or Alipay; and
●	the transfer to Ant Group of any remaining intellectual property the Company owns that is exclusively related to the business of Ant Group.

(o)  Investment in Red Star Macalline Group Corporation Limited (“Red Star”)

Red Star, a company that is listed on both the HKSE and Shanghai Stock Exchange, is a leading home improvement and furnishings shopping mall operator in the PRC. In May 2019, the Company completed the subscription of exchangeable bonds issued by the controlling shareholder of Red Star for a cash consideration of RMB4,359 million. The exchangeable bonds have a term of five years and are exchangeable into ordinary shares of Red Star at an initial price of RMB12.28 per share. The exchangeable bonds are accounted for under the fair value option and recorded under equity securities and other investments. In addition, the Company acquired an approximately 2% equity interest in Red Star for a total consideration of HK$447 million (RMB390 million). The equity interest in Red Star is carried at fair value with unrealized gains and losses recorded in the consolidated income statements. The Offshore Retail Fund is also an investor in this transaction.

(p)  Investment in Focus Media Information Technology Co., Ltd. (“Focus Media”)

Focus Media, a company that is listed on the Shenzhen Stock Exchange, operates a media network for advertisements, including within cinemas, and advertising posters and displays in elevators of office and residential buildings. During the year ended March 31, 2019, the Company acquired a total equity interest of approximately 7% in Focus Media for a cash consideration of approximately RMB10.7 billion. The investment is carried at fair value with unrealized gains and losses recorded in the consolidated income statements. The Offshore Retail Fund is also an investor in this transaction.

The Company has also entered into an agreement with Hangzhou Hanyun Xinling Equity Investment Fund Partnership (the “Onshore Retail Fund”), an investment fund for which the Company is able to exercise significant influence over its investment decisions, under which the Onshore Retail Fund will participate in the gain and loss related to a certain portion of the equity interest in Focus Media held by the Company. The arrangement is carried at fair value with unrealized gains and losses recorded in the consolidated income statements.

In addition, the Company agreed to acquire a 10% equity interest of an entity controlled by the founder and chairman of Focus Media, which holds an approximately 23% equity interest in Focus Media, for a cash consideration of US$511 million. This transaction has not been completed as of March 31, 2021. Such arrangement is carried at fair value with unrealized gains and losses recorded in the consolidated income statements.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2019, 2020 AND 2021

4.	Significant mergers and acquisitions and investments (Continued)

(q)  Investment in ZTO Express (Cayman) Inc. (“ZTO Express”)

ZTO Express, a company that is listed on both the NYSE and the HKSE, is one of the leading express delivery services companies in the PRC. In June 2018, the Company completed an investment in newly issued shares of ZTO Express for a cash consideration of US$1,100 million (RMB7,114 million), representing an approximately 8% equity interest in ZTO Express. The Offshore Retail Fund is also an investor in this transaction. In September 2020, ZTO Express launched a global offering and secondary listing on the HKSE. The Company exercised its pre-emptive rights to acquire newly issued shares of ZTO Express in the global offering for a cash consideration of HK$797 million (RMB700 million). The Company’s equity interest in ZTO Express remained at approximately 8% upon the completion of the transaction. The investment is carried at fair value with unrealized gains and losses recorded in the consolidated income statements.

(r)  Investment in Huitongda Network Co., Ltd. (“Huitongda”)

Huitongda operates a rural online services platform in the PRC. In April 2018, the Company completed an investment in existing and newly issued shares of Huitongda for a cash consideration of RMB4,500 million, representing a 20% equity interest in Huitongda. The equity interest in Huitongda held by the Company is not considered in-substance common stock given that the equity interest contains certain terms such as liquidation preference over ordinary shares. As a result, the investment is accounted for using the measurement alternative.

5.	Revenue

Revenue by segment is as follows:

	Year ended March 31,
	2019	2020	2021

	(in millions of RMB)
Core commerce:
China commerce retail (i)
- Customer management (ii)	207,531	246,482	306,070
- Others (iii)	40,084	86,268	167,613
	247,615	332,750	473,683
China commerce wholesale (iv)	9,988	12,427	14,322
International commerce retail (v)	19,558	24,323	34,455
International commerce wholesale (vi)	8,167	9,594	14,396
Cainiao logistics services (vii)	14,885	22,233	37,258
Local Consumer Services (viii)	18,058	25,440	31,537
Others	5,129	9,337	15,495
Total core commerce	323,400	436,104	621,146
Cloud computing (ix)	24,702	40,016	60,120
Digital media and entertainment (x)(xii)	24,286	29,094	31,186
Innovation initiatives and others (xi)(xii)	4,456	4,497	4,837
	376,844	509,711	717,289

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2019, 2020 AND 2021

5.	Revenue (Continued)
(i)	Revenue from China commerce retail is primarily generated from the Company’s China retail marketplaces and includes revenue from customer management and sales of goods.
(ii)	For the year ended March 31, 2021, the Company presented commission revenue as part of customer management revenue. Figures for the years ended March 31, 2019 and 2020 were presented in the same manner accordingly.
(iii)	“Others” revenue under China commerce retail is primarily generated by the Company’s New Retail and direct sales businesses, mainly Tmall Supermarket, Sun Art, Freshippo, direct import and Intime. Revenue of Sun Art included in the consolidated income statement of the Company since the date of acquisition was RMB42.9 billion for the year ended March 31, 2021.
(iv)	Revenue from China commerce wholesale is primarily generated from 1688.com and includes revenue from membership fees and customer management.
(v)	Revenue from international commerce retail is primarily generated from Lazada and AliExpress and includes revenue from logistics services, customer management and sales of goods.
(vi)	Revenue from international commerce wholesale is primarily generated from Alibaba.com and includes revenue from membership fees and customer management.
(vii)	Revenue from Cainiao logistics services represents revenue from the domestic and international one-stop-shop logistics services and supply chain management solutions provided by Cainiao Network.
(viii)	Revenue from Local Consumer Services primarily represents platform commissions, revenue from the provision of delivery services and other services provided by Ele.me.
(ix)	Revenue from cloud computing is primarily generated from the provision of services, such as elastic computing, database, storage, network virtualization services, large scale computing, security, management and application services, big data analytics, a machine learning platform and IoT services.
(x)	Revenue from digital media and entertainment is primarily generated from Youku and online games business and includes revenue from membership fees, customer management and self-developed online games.
(xi)	Revenue from innovation initiatives and others is primarily generated from businesses such as Amap, Tmall Genie and other innovation initiatives. Other revenue also includes the annual fee for SME loan business received from Ant Group and its affiliates (Note 22).
(xii)	For the year ended March 31, 2021, the Company reclassified revenue from the Company’s self-developed online games business, which was previously reported under the innovation initiatives and others segment, as revenue from the digital media and entertainment segment in order to conform to the way that the Company manages and monitors segment performance. Figures for the years ended March 31, 2019 and 2020 were reclassified to conform to this presentation.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2019, 2020 AND 2021

5.	Revenue (Continued)

Revenue by type is as follows:

	Year ended March 31,
	2019	2020	2021

	(in millions of RMB)
Customer management services (i)	246,702	297,592	363,381
Membership fees	19,139	22,846	29,450
Logistics services	23,397	33,942	55,653
Cloud computing services	24,702	40,016	60,120
Sales of goods	46,942	95,503	180,634
Other revenue (ii)	15,962	19,812	28,051
	376,844	509,711	717,289

(i)	Customer management services mainly include P4P marketing, in-feed marketing, display marketing and commission. For the year ended March 31, 2021, the Company presented commission revenue as part of customer management revenue. Figures for the years ended March 31, 2019 and 2020 were presented in the same manner accordingly.
(ii)	Other revenue includes revenue from self-developed online games, other value-added services provided through various platforms and businesses and the annual fee for SME loan business received from Ant Group and its affiliates (Note 22).

The amount of revenue recognized for performance obligations satisfied (or partially satisfied) in prior periods for contracts with expected duration of more than one year during the years ended March 31, 2019, 2020 and 2021 were not material.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2019, 2020 AND 2021

6.	Leases

The Company entered into operating lease agreements primarily for shops and malls, offices, warehouses and land. Certain lease agreements contain an option for the Company to renew a lease for a term of up to five years or an option to terminate a lease early. The Company considers these options in determining the classification and measurement of the leases.

The leases may include variable payments based on measures such as the level of sales at a physical store, which are expensed as incurred.

Components of operating lease cost are as follows:

	Year ended March 31,
	2020	2021

	(in millions of RMB)
Operating lease cost	5,600	6,812
Variable lease cost	79	47
Total operating lease cost	5,679	6,859

For the years ended March 31, 2020 and 2021, cash payments for operating leases amounted to RMB3,666 million and RMB4,408 million, respectively. For the same periods, the operating lease assets obtained in exchange for operating lease liabilities amounted to RMB6,001 million and RMB6,974 million, respectively.

As of March 31, 2020 and 2021, the Company’s operating leases had a weighted average remaining lease term of 10.8 years and 9.9 years, respectively. As of the same dates, the Company’s operating leases had a weighted average discount rate of 5.5% and 5.4%, respectively. Future lease payments under operating leases as of March 31, 2021 are as follows:

Amounts
(in millions of RMB)
For the year ending March 31,
2022	5,779
2023	5,086
2024	4,465
2025	3,822
2026	3,366
Thereafter	18,215
40,733
Less: imputed interest	(8,447)
Total operating lease liabilities (Note 19)	32,286

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2019, 2020 AND 2021

7.	Income tax expenses

Composition of income tax expenses

	Year ended March 31,
	2019	2020	2021

	(in millions of RMB)
Current income tax expense	18,750	24,005	26,042
Deferred taxation	(2,197)	(3,443)	3,236
	16,553	20,562	29,278

Under the current laws of the Cayman Islands, the Company is not subject to tax on its income or capital gains. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax is imposed. The Company’s subsidiaries incorporated in Hong Kong were subject to the Hong Kong profits tax rate at 16.5% for the years ended March 31, 2019, 2020 and 2021. The Company’s subsidiaries incorporated in other jurisdictions were subject to income tax charges calculated according to the tax laws enacted or substantially enacted in the countries where they operate and generate income.

Current income tax expense primarily includes the provision for PRC Enterprise Income Tax (“EIT”) for subsidiaries operating in the PRC and withholding tax on earnings that have been declared for distribution by PRC subsidiaries to offshore holding companies. Substantially all of the Company’s income before income tax and share of results of equity method investees are generated by these PRC subsidiaries. These subsidiaries are subject to EIT on their taxable income as reported in their respective statutory financial statements adjusted in accordance with the relevant tax laws, rules and regulations in the PRC.

Under the PRC Enterprise Income Tax Law (the “EIT Law”), the standard enterprise income tax rate for domestic enterprises and foreign invested enterprises is 25%. In addition, the EIT Law provides for, among others, a preferential tax rate of 15% for enterprises qualified as High and New Technology Enterprises. Further, certain subsidiaries were recognized as Software Enterprises and thereby entitled to full exemption from EIT for two years beginning from their first profitable calendar year and a 50% reduction for the subsequent three calendar years. In addition, a duly recognized Key Software Enterprise (“KSE”) within China’s national plan can enjoy a preferential EIT rate of 10%. The KSE status is subject to review by the relevant authorities every year and the timing of the annual review and notification by the relevant authorities may vary from year to year. The related reduction in tax expense as a result of official notification confirming the KSE status is accounted for upon the receipt of such notification.

The tax status of the subsidiaries of the Company with major taxable profits is described below:

●	Alibaba (China) Technology Co., Ltd. (“Alibaba China”) and Taobao (China) Software Co., Ltd. (“Taobao China”) and Zhejiang Tmall Technology Co., Ltd. (“Tmall China”), entities primarily engaged in the operations of the Company’s wholesale marketplaces, Taobao Marketplace and Tmall, respectively, obtained the annual review and notification relating to the renewal of the KSE status for the taxation years of 2017, 2018 and 2019 in the quarters ended September 30, 2018, 2019 and 2020, respectively. Accordingly, Alibaba China, Taobao China and Tmall China, which had qualified as High and New Technology Enterprises and applied an EIT rate of 15% for the taxation years of 2017, 2018 and 2019, reflected the reduction in tax rate to 10% for the taxation years of 2017, 2018 and 2019 in the consolidated income statements for the years ended March 31, 2019, 2020 and 2021.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2019, 2020 AND 2021

7.	Income tax expenses (Continued)
●	Alibaba (Beijing) Software Services Co., Ltd (“Alibaba Beijing”), an entity primarily engaged in the operations of technology, software research and development and relevant services, was recognized as a High and New Technology Enterprise. Alibaba Beijing was also granted the Software Enterprise status and was thereby entitled to an income tax exemption for two years beginning from its first profitable taxation year of 2017, and a 50% reduction for the subsequent three consecutive years starting from the taxation year of 2019. Accordingly, Alibaba Beijing was entitled to an EIT rate of 12.5% during the taxation years of 2019 and 2020. Alibaba Beijing obtained notification of recognition as a KSE for the taxation year of 2019 in the quarter ended September 30, 2020. Accordingly, Alibaba Beijing, which had applied an EIT rate of 12.5% for the taxation year of 2019, reflected the reduction in tax rate to 10% for the taxation year of 2019 in the consolidated income statement for the year ended March 31, 2021.

The total tax adjustments for Alibaba China, Taobao China, Tmall China, Alibaba Beijing and certain other PRC subsidiaries of the Company, amounting to RMB4,656 million, RMB4,144 million and RMB6,085 million, were recorded in the consolidated income statements for the years ended March 31, 2019, 2020 and 2021, respectively.

The annual review and notification relating to the renewal of the KSE status for the taxation year of 2020 has not yet been obtained as of March 31, 2021. Accordingly, Alibaba China, Taobao China and Tmall China continued to apply an EIT rate of 15% for the taxation year of 2020 as High and New Technology Enterprises, and Alibaba Beijing applied an EIT rate of 12.5% (50% reduction in the standard statutory rate) for the taxation year 2020 as a Software Enterprise.

Most of the remaining PRC entities of the Company are subject to EIT at 25% for the years ended March 31, 2019, 2020 and 2021.

Pursuant to the EIT Law, a 10% withholding tax is levied on dividends declared by PRC companies to their foreign investors. A lower withholding tax rate of 5% is applicable if direct foreign investors with at least 25% equity interest in the PRC company are incorporated in Hong Kong and meet the relevant requirements pursuant to the tax arrangement between mainland China and Hong Kong S.A.R. Since the equity holders of the major PRC subsidiaries of the Company are Hong Kong incorporated companies and meet the relevant requirements pursuant to the tax arrangement between mainland China and Hong Kong S.A.R., the Company has used 5% to provide for deferred tax liabilities on retained earnings which are anticipated to be distributed. As of March 31, 2021, the Company has accrued the withholding tax on substantially all of the distributable earnings of the PRC subsidiaries, except for those undistributed earnings that the Company intends to invest indefinitely in the PRC which amounted to RMB195.3 billion.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2019, 2020 AND 2021

7.	Income tax expenses (Continued)

Composition of deferred tax assets and liabilities

	As of March 31,
	2020	2021

	(in millions of RMB)
Deferred tax assets
Licensed copyrights	3,148	3,664
Tax losses carried forward and others (i)	33,210	40,031
	36,358	43,695
Valuation allowance	(28,768)	(32,654)
Total deferred tax assets	7,590	11,041

Deferred tax liabilities
Identifiable intangible assets	(12,729)	(22,212)
Withholding tax on undistributed earnings (ii)	(8,102)	(8,066)
Equity method investees and others (iii)	(23,067)	(29,320)
Total deferred tax liabilities	(43,898)	(59,598)
Net deferred tax liabilities	(36,308)	(48,557)

(i)	Others primarily represents deferred tax assets for share-based awards, investments in equity method investees, equity securities and other investments, as well as accrued expenses which are not deductible until paid under PRC tax laws.
(ii)	The related deferred tax liabilities as of March 31, 2020 and 2021 were provided on the assumption that substantially all of the distributable earnings of PRC subsidiaries will be distributed as dividends, except for those undistributed earnings that the Company intends to invest indefinitely in the PRC which amounted to RMB107.2 billion and RMB195.3 billion, respectively.
(iii)	Deferred tax liabilities for investments in equity method investees mainly includes the deferred tax effect on the gain in relation to the receipt of the 33% equity interest in Ant Group of RMB19.7 billion (Note 4(n)). Others primarily represents deferred tax liabilities for investments in equity securities and other investments.

Valuation allowances provided on the deferred tax assets mainly related to the tax losses carried forward due to the uncertainty surrounding their realization. If events occur in the future that improve the certainty of realization, an adjustment to the valuation allowances will be made and consequently income tax expenses will be reduced.

As of March 31, 2021, the accumulated tax losses of subsidiaries incorporated in Singapore, Hong Kong S.A.R., and Indonesia, subject to the agreement of the relevant tax authorities, of RMB11,143 million, RMB6,681 million and RMB4,867 million, respectively, are allowed to be carried forward to offset against future taxable profits. The carry forward of tax losses in Singapore and Hong Kong S.A.R. generally has no time limit, while the tax losses in Indonesia will expire, if unused, in the years ending March 31, 2022 through 2026. The accumulated tax losses of subsidiaries incorporated in the PRC, subject to the agreement of the PRC tax authorities, of RMB111,318 million as of March 31, 2021 will expire, if unused, in the years ending March 31, 2022 through 2031.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2019, 2020 AND 2021

7.	Income tax expenses (Continued)

Reconciliation of the differences between the statutory EIT rate applicable to profits of the consolidated entities and the income tax expenses of the Company:

	Year ended March 31,
	2019	2020	2021

	(in millions of RMB, except per
	share data)
Income before income tax and share of result of equity method investees	96,221	166,645	165,578
Income tax computed at statutory EIT rate (25%)	24,055	41,661	41,395
Effect of different tax rates available to different jurisdictions	(1,568)	(1,085)	(1,982)
Effect of tax holiday and preferential tax benefit on assessable profits of subsidiaries incorporated in the PRC	(17,687)	(18,552)	(20,675)
Effect of the gain in relation to the receipt of the 33% equity interest in Ant Group (Note 4(n))	—	(17,890)	—
Non-deductible expenses and non-taxable income, net (i)	8,168	9,553	1,980
Additional deductions of certain research and development expenses incurred by subsidiaries in the PRC (ii)	(5,774)	(7,219)	(8,305)
Withholding tax on the earnings distributed and anticipated to be remitted	3,954	4,621	4,612
Change in valuation allowance and others (iii)	5,405	9,473	12,253
Income tax expenses	16,553	20,562	29,278
Effect of tax holidays inside the PRC on basic earnings per share (RMB)	0.86	0.88	0.96
Effect of tax holidays inside the PRC on basic earnings per ADS (RMB)	6.86	7.06	7.65

(i)	Expenses not deductible for tax purposes and non-taxable income primarily represent share-based compensation expense, a fine imposed pursuant to the PRC Anti-monopoly Law and investment income (loss).
(ii)	This amount represents tax incentives relating to the research and development expenses of certain major operating subsidiaries in the PRC.
(iii)	Change in valuation allowance primarily represents valuation allowance for temporary differences associated with tax losses and investments in certain equity securities and other investments. Besides, others primarily represents deferred tax effect for temporary differences in relation to certain investments in equity method investees, as well as other tax benefits which were not previously recognized.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2019, 2020 AND 2021

8.    Share-based awards

Share-based awards such as RSUs, incentive and non-statutory stock options, restricted shares, dividend equivalents, share appreciation rights and share payments may be granted to any directors, employees and consultants of the Company or affiliated companies under equity incentive plans adopted since the inception of the Company. Currently, the 2014 Post-IPO Equity Incentive Plan (the “2014 Plan”), which was adopted in September 2014 and has a ten-year term, is in effect and governs the terms of the awards. If an award under the previous plan terminates, expires or lapses, or is canceled for any reason, ordinary shares subject to the award become available for the grant of a new award under the 2014 Plan. Starting from April 1, 2015 and on each anniversary thereof, an additional amount equal to the lesser of (A) 200,000,000 ordinary shares (previously 25,000,000 ordinary shares before the Share Subdivision as detailed in Note 2(a)), and (B) such lesser number of ordinary shares as determined by the board of directors becomes available for the grant of a new award under the 2014 Plan. All share-based awards granted under the 2014 Plan are subject to dilution protection should the capital structure of the Company be affected by a share split, reverse share split, share dividend or other dilutive action. As of March 31, 2021, the number of shares authorized but unissued was 276,575,864 ordinary shares.

Share-based awards granted are generally subject to a four-year vesting schedule as determined by the administrator of the plans. Depending on the nature and the purpose of the grant, share-based awards generally vest 25% or 50% upon the first or second anniversary of the vesting commencement date, respectively, as provided in the award agreements, and 25% every year thereafter. Share-based awards granted to the senior management members of the Company are generally subject to a vesting period of up to six years. No outstanding share-based awards will be vested or exercisable after the expiry of a period of up to ten years from the date of grant.

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
FOR THE YEARS ENDED MARCH 31, 2019, 2020 AND 2021

8.    Share-based awards (Continued)

(a)  RSUs relating to ordinary shares of the Company

A summary of the changes in the RSUs relating to ordinary shares granted by the Company during the year ended March 31, 2021 is as follows:

		Weighted-
		average
	Number	grant date
	of RSUs	fair value
		US$
Awarded and unvested as of April 1, 2020	65,458,962	159.66
Granted	27,991,107	226.01
Vested	(25,778,912)	147.40
Canceled/forfeited	(4,307,920)	185.69
Awarded and unvested as of March 31, 2021	63,363,237	192.19
Expected to vest as of March 31, 2021 (i)	52,458,305	191.21

(i)	RSUs expected to vest are the result of applying the pre-vesting forfeiture rate assumptions to total outstanding RSUs.

As of March 31, 2021, there were RMB27,435 million of unamortized compensation costs related to all outstanding RSUs, net of expected forfeitures and after re-measurement applicable to the awards granted to non-employees before the adoption of ASU 2018-07 on April 1, 2019. These amounts are expected to be recognized over a weighted average period of 2.0 years.

During the years ended March 31, 2019, 2020 and 2021, the Company recognized share-based compensation expense of RMB22,137 million, RMB25,651 million and RMB28,934 million, respectively, in connection with the above RSUs.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2019, 2020 AND 2021

8.    Share-based awards (Continued)

(b)  Share options relating to ordinary shares of the Company

A summary of the changes in the share options relating to ordinary shares granted by the Company during the year ended March 31, 2021 is as follows:

			Weighted
		Weighted	average
	Number	average	remaining
	of share	exercise	contractual
	options	price	life
		US$	(in years)
Outstanding as of April 1, 2020	6,393,303	87.81	3.4
Exercised	(416,453)	71.54
Outstanding as of March 31, 2021	5,976,850	88.94	2.6
Vested and exercisable as of March 31, 2021	4,458,615	72.36	1.9
Vested and expected to vest as of March 31, 2021 (i)	5,803,822	86.16	2.4

(i)	Share options expected to vest are the result of applying the pre-vesting forfeiture rate assumptions to total outstanding share options.

As of March 31, 2021, the aggregate intrinsic value of all outstanding options was RMB5,405 million. As of the same date, the aggregate intrinsic value of options that were vested and exercisable and options that were vested and expected to vest was RMB4,518 million and RMB5,355 million, respectively.

During the years ended March 31, 2019, 2020 and 2021, the weighted average grant date fair value of share options granted was nil, US$57.33 and nil, respectively, and the total grant date fair value of options vested during the same years was RMB311 million, RMB295 million and RMB335 million, respectively. During the same years, the aggregate intrinsic value of share options exercised was RMB708 million, RMB1,011 million and RMB468 million, respectively.

Cash received from option exercises under the share option plans for the years ended March 31, 2019, 2020 and 2021 was RMB220 million, RMB960 million and RMB205 million, respectively.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2019, 2020 AND 2021

8.    Share-based awards (Continued)

(b)  Share options relating to ordinary shares of the Company (Continued)

No share options were granted during the years ended March 31, 2019 and 2021. The fair value of each option granted during the year ended March 31, 2020 is estimated on the date of grant using the Black-Scholes model by applying the assumptions below:

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

As of March 31, 2021, there were RMB143 million of unamortized compensation costs related to these outstanding share options, net of expected forfeitures and after re-measurement applicable to the awards granted to non-employees before the adoption of ASU 2018-07 on April 1, 2019. These amounts are expected to be recognized over a weighted average period of 2.7 years.

During the years ended March 31, 2019, 2020 and 2021, the Company recognized share-based compensation expense of RMB181 million, RMB140 million and RMB159 million, respectively, in connection with the above share options.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2019, 2020 AND 2021

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

As of March 31, 2021, the number of ordinary shares underlying these rights or interests is 149,957,904 shares, of which 24,889,472 shares underlying these rights or interests were available for offering. The rights or interests offered before 2016 were accounted for as noncontrolling interests of the Company as these rights or interests were issued by the Company’s subsidiaries and classified as equity at the subsidiary level. The rights or interests offered in the subsequent periods were accounted for as share options issued by the Company.

As of March 31, 2021, there were RMB452 million of unamortized compensation costs related to these rights or interests, net of expected forfeitures and after re-measurement applicable to the awards granted to non-employees before the adoption of ASU 2018-07 on April 1, 2019. These amounts are expected to be recognized over a weighted average period of 4.0 years. Share-based compensation expense of RMB409 million, RMB425 million and RMB224 million was recognized in connection with these rights or interests for the years ended March 31, 2019, 2020 and 2021, respectively.

No rights or interests were granted during the year ended March 31, 2021. The fair value of each right or interest to acquire restricted shares during the years ended March 31, 2019 and 2020 is estimated on the subscription date using the Black-Scholes model by applying the assumptions below:

	Year ended March 31,
	2019	2020
Risk-free interest rate (i)	2.94%	1.64%
Expected dividend yield (ii)	0%	0%
Expected life (years) (iii)	8.25	8.25
Expected volatility (iv)	33.0%	33.1%

(i)	Risk-free interest rate is based on the yields of United States Treasury securities with maturities similar to the expected life of the share-based awards in effect at the time of grant.
(ii)	Expected dividend yield is assumed to be nil as the Company has no history or expectation of paying a dividend on its ordinary shares.
(iii)	Expected life of the rights or interests is based on management’s estimate on timing of exercise of the rights or interests.
(iv)	Expected volatility is assumed based on the historical volatility of the Company’s comparable companies in the period equal to expected life of each right or interest.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2019, 2020 AND 2021

8.	Share-based awards (Continued)

(d)  Share-based awards relating to Ant Group

Since March 2014, Hangzhou Junhan Equity Investment Partnership (“Junhan”), a major equity holder of Ant Group, has granted share-based awards tied to the valuation of Ant Group to the employees of the Company, which will be settled by Junhan upon disposal of these awards by the holders. Since April 2018 and July 2019, Ant Group has granted RSUs and share appreciation rights tied to the valuation of Ant Group, respectively, to the employees of the Company, both of which will be settled by Ant Group upon vesting or exercise of these awards. In addition, Junhan and Ant Group have the right to repurchase the vested awards (or any underlying equity for the settlement of the vested awards) granted by them, as applicable, from the holders upon an initial public offering of Ant Group or the termination of the holders’ employment with the Company at a price to be determined based on the then fair market value of Ant Group. These awards are generally subject to a four-year vesting schedule as determined by the administrator of the plan. Depending on the nature and the purpose of the grant, these awards generally vest 25% or 50% upon the first or second anniversary of the vesting commencement date, respectively, as provided in the award agreements, and 25% every year thereafter. Awards granted to the senior management members of the Company are generally subject to a vesting period of up to six years.

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

During the years ended March 31, 2019, 2020 and 2021, the Company recognized expenses of RMB12,855 million, RMB1,261 million and RMB17,315 million, respectively, in respect of the share-based awards relating to Ant Group.

Subsequent to the Company’s initial public offering in 2014, the Company, Junhan and Ant Group agreed that none of them had any obligations to pay any other party any expense relating to the cross-grant of share-based awards. Starting from April 2020, the parties agreed to settle with each other the cost associated with certain share-based awards granted to each other’s employees upon vesting. The settlement amounts under this arrangement depend on the values of Ant Group share-based awards granted to the Company’s employees and the Company’s share-based awards granted to employees of Ant Group, in which the net settlement amount is insignificant to the Company.

(e)   Share-based compensation expense by function

	Year ended March 31,
	2019	2020	2021

	(in millions of RMB)
Cost of revenue	8,915	7,322	11,224
Product development expenses	15,378	13,654	21,474
Sales and marketing expenses	4,411	3,830	5,323
General and administrative expenses	8,787	6,936	12,099
	37,491	31,742	50,120

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2019, 2020 AND 2021

9.	Earnings per share/ADS

Following the Share Subdivision and the ADS Ratio Change as detailed in Note 2(a), each ordinary share was subdivided into eight ordinary shares and each ADS represents eight ordinary shares. The weighted average number of ordinary shares used for the calculation of basic and diluted earnings per share/ADS for the year ended March 31, 2019 have been retrospectively adjusted.

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

The following table sets forth the computation of basic and diluted net income per share/ADS for the following periods:

	Year ended March 31,
	2019	2020	2021

	(in millions of RMB, except share
	data and per share data)
Earnings per share
Numerator:
Net income attributable to ordinary shareholders for computing net income per ordinary share — basic	87,600	149,263	150,308
Dilution effect arising from share-based awards issued by subsidiaries and equity method investees	(42)	(48)	(55)
Net income attributable to ordinary shareholders for computing net income per ordinary share — diluted	87,558	149,215	150,253

Shares (denominator):
Weighted average number of shares used in calculating net income per ordinary share — basic (million shares) (Note)	20,640	21,017	21,619
Adjustments for dilutive RSUs and share options (million shares) (Note)	348	329	363
Weighted average number of shares used in calculating net income per ordinary share — diluted (million shares) (Note)	20,988	21,346	21,982
Net income per ordinary share — basic (RMB) (Note)	4.24	7.10	6.95
Net income per ordinary share — diluted (RMB) (Note)	4.17	6.99	6.84

Earnings per ADS
Net income per ADS — basic (RMB)	33.95	56.82	55.63
Net income per ADS — diluted (RMB)	33.38	55.93	54.70

Note: Basic and diluted net income per ordinary share, weighted average number of shares and the adjustments for dilutive RSUs and share options for the year ended March 31, 2019 have been retrospectively adjusted for the Share Subdivision and the ADS Ratio Change that were effective on July 30, 2019 as detailed in Note 2(a).

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2019, 2020 AND 2021

10.   Restricted cash and escrow receivables

	As of March 31,
	2020	2021

	(in millions of RMB)
Consumer protection fund deposits from merchants on the marketplaces (i)	12,195	33,426
Others	3,284	1,781
	15,479	35,207

(i)	The amount represents consumer protection fund deposits received from merchants on the Company’s marketplaces, which are restricted for the purpose of compensating consumers for claims against merchants. A corresponding liability is recorded in other deposits and advances received under accrued expenses, accounts payable and other liabilities (Note 19) on the consolidated balance sheets.

11.  Equity securities and other investments

	As of March 31, 2020
		Cumulative
	Original	net	Carrying
	cost	losses	value

	(in millions of RMB)
Equity securities:
Listed equity securities	68,488	(2,185)	66,303
Investments in privately held companies	92,832	(5,279)	87,553
Debt investments	14,685	(2,978)	11,707
	176,005	(10,442)	165,563

	As of March 31, 2021
		Cumulative
	Original	net gains	Carrying
	cost	(losses)	value

	(in millions of RMB)
Equity securities:
Listed equity securities	83,099	41,742	124,841
Investments in privately held companies	107,395	(6,708)	100,687
Debt investments	22,412	(912)	21,500
	212,906	34,122	247,028

Details of the significant additions during the years ended March 31, 2019, 2020 and 2021 are set out in Note 4.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2019, 2020 AND 2021

11.  Equity securities and other investments (Continued)

Equity securities

For equity securities which were still held as of March 31, 2019, 2020 and 2021, net unrealized gains (losses), including impairment losses, of RMB598 million, RMB(15,264) million and RMB45,139 million, respectively, were recognized in interest and investment income, net, for the years ended March 31, 2019, 2020 and 2021.

Investments in privately held companies include equity investments for which the Company elected to account for using the measurement alternative (Note 2(t)), for which the carrying value as of March 31, 2020 and 2021 were RMB80,939 million and RMB96,946 million, respectively.

For equity investments accounted for using the measurement alternative as of March 31, 2020, the Company recorded cumulative upward adjustments of RMB15,189 million and cumulative impairments and downward adjustments of RMB20,413 million. For these investments, the Company recorded upward adjustments of RMB4,528 million and impairments and downward adjustments of RMB11,031 million during the year ended March 31, 2020.

For equity investments accounted for using the measurement alternative as of March 31, 2021, the Company recorded cumulative upward adjustments of RMB16,351 million and cumulative impairments and downward adjustments of RMB24,008 million. For these investments, the Company recorded upward adjustments of RMB6,061 million and impairments and downward adjustments of RMB8,042 million during the year ended March 31, 2021.

Debt investments

Debt investments include convertible and exchangeable bonds accounted for under the fair value option, for which the fair value as of March 31, 2020 and 2021 were RMB4,704 million and RMB11,343 million, respectively. The aggregate fair value of these convertible and exchangeable bonds was (lower) higher than their aggregate unpaid principal balance as of March 31, 2020 and 2021 by RMB(1,576) million and RMB90 million, respectively. Unrealized gains (losses) recorded on these convertible and exchangeable bonds in the consolidated income statements were RMB44 million, RMB(1,651) million and RMB1,573 million during the years ended March 31, 2019, 2020 and 2021, respectively.

Debt investments also include debt investments accounted for at amortized cost, for which the allowance for credit losses as of March 31, 2020 and 2021 were RMB1,436 million and RMB1,110 million, respectively.

During the years ended March 31, 2019, 2020 and 2021, impairment losses on these debt investments of RMB546 million, RMB890 million and RMB175 million, respectively, were recorded in interest and investment income, net in the consolidated income statements.

The carrying amount of debt investments accounted for at amortized cost approximates their fair value due to the fact that the related effective interest rates approximate rates currently offered by financial institutions for similar debt instruments of comparable maturities.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2019, 2020 AND 2021

12.	Fair value measurement

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

Fair value of listed equity securities are based on quoted prices in active markets for identical assets or liabilities. Certain other financial instruments, such as interest rate swap contracts and certain option agreements, are valued based on inputs derived from or corroborated by observable market data. Valuations of convertible and exchangeable bonds that do not have a quoted price are generally performed using valuation models such as the binomial model with unobservable inputs including risk-free interest rate and expected volatility. The valuation of contingent consideration is performed using an expected cash flow method with unobservable inputs including the probability to achieve the contingencies, which is assessed by the Company, in connection with the contingent consideration arrangements. Investments in privately held companies for which the Company elected to record using the measurement alternative are re-measured on a non-recurring basis, and are categorized within Level 3 under the fair value hierarchy. The values are estimated based on valuation methods using the observable transaction price at the transaction date and other unobservable inputs including volatility, as well as rights and obligations of the securities.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2019, 2020 AND 2021

12.	Fair value measurement (Continued)

The following table summarizes the Company’s assets and liabilities that are measured at fair value on a recurring basis and are categorized under the fair value hierarchy:

	As of March 31, 2020
	Level 1	Level 2	Level 3	Total

	(in millions of RMB)
Assets
Short-term investments	64	28,414	—	28,478
Restricted cash and escrow receivables	15,479	—	—	15,479
Listed equity securities (i)	66,303	—	—	66,303
Convertible and exchangeable bonds (i)	—	709	3,995	4,704
Option agreements (ii)	—	1,521	145	1,666
Others	144	5,114	2,852	8,110
	81,990	35,758	6,992	124,740
Liabilities
Contingent consideration in relation to investments and acquisitions (iii)	—	—	4,400	4,400
Interest rate swap contracts and others (iii)	—	156	338	494
	—	156	4,738	4,894

	As of March 31, 2021
	Level 1	Level 2	Level 3	Total

	(in millions of RMB)
Assets
Short-term investments	—	152,376	—	152,376
Restricted cash and escrow receivables	35,207	—	—	35,207
Listed equity securities (i)	124,841	—	—	124,841
Convertible and exchangeable bonds (i)	—	1,698	9,645	11,343
Option agreements (ii)	—	2,493	111	2,604
Others	686	128	3,895	4,709
	160,734	156,695	13,651	331,080
Liabilities
Contingent consideration in relation to investments and acquisitions (iii)	—	—	2,232	2,232
Interest rate swap contracts and others (iii)	—	47	174	221
	—	47	2,406	2,453

(i)	Included in equity securities and other investments on the consolidated balance sheets.
(ii)	Included in prepayments, receivables and other assets on the consolidated balance sheets.
(iii)	Included in accrued expenses, accounts payable and other liabilities on the consolidated balance sheets.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2019, 2020 AND 2021

12.  Fair value measurement (Continued)

Convertible and exchangeable bonds categorized within Level 3 under the fair value hierarchy:

Amounts
(in millions of RMB)
Balance as of April 1, 2019	2,498
Additions	5,508
Net decrease in fair value	(1,640)
Conversion or expiration	(2,468)
Foreign currency translation adjustments	97
Balance as of March 31, 2020	3,995
Additions	4,477
Net increase in fair value	1,306
Foreign currency translation adjustments	(133)
Balance as of March 31, 2021	9,645

Contingent consideration in relation to investments and acquisitions categorized within Level 3 under the fair value hierarchy:

Amounts
(in millions of RMB)
Balance as of April 1, 2019	5,122
Additions (i)	1,049
Net decrease in fair value	(55)
Payment	(2,093)
Foreign currency translation adjustments	377
Balance as of March 31, 2020	4,400
Net decrease in fair value	(48)
Payment	(1,972)
Foreign currency translation adjustments	(148)
Balance as of March 31, 2021	2,232

(i)	Additions during the year ended March 31, 2020 were related to the acquisition of Kaola (Note 4(b)).

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2019, 2020 AND 2021

13.	Prepayments, receivables and other assets

	As of March 31,
	2020	2021

	(in millions of RMB)
Current:
Inventories	14,859	27,858
Accounts receivable, net of allowance	19,786	27,076
Prepaid cost of revenue, sales and marketing and other expenses	7,547	18,532
VAT receivables, net of allowance	11,826	17,363
Amounts due from related companies (i)	11,029	10,374
Advances to/receivables from customers, merchants and others	8,231	7,163
Deferred direct selling costs (ii)	2,000	3,303
Interest receivables	984	2,110
Others	7,967	10,929
	84,229	124,708
Non-current:
Operating lease right-of-use assets	34,660	72,040
Deferred tax assets (Note 7)	7,590	11,041
Film costs and prepayment for licensed copyrights and others	8,517	9,349
Prepayment for acquisition of property and equipment	3,503	2,704
Others	3,715	3,298
	57,985	98,432

(i)	Amounts due from related companies primarily represent balances arising from transactions with Ant Group (Note 22). The balances are unsecured, interest free and repayable within the next twelve months.
(ii)	The Company is obligated to pay certain costs upon the receipt of membership fees from merchants or other customers, which primarily consist of sales commissions. The membership fees are initially deferred and recognized as revenue in the consolidated income statements in the period in which the services are rendered. As such, the related costs are also initially deferred and recognized in the consolidated income statements in the same period as the related service fees are recognized.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2019, 2020 AND 2021

14.	Investments in equity method investees

Amounts
(in millions of RMB)
Balance as of April 1, 2019	84,454
Additions (i)	103,832
Share of results, other comprehensive income and other reserves (ii)	5,634
Disposals and distributions received	(912)
Transfers (iii)	8,060
Impairment loss (iv)	(11,824)
Foreign currency translation adjustments	388
Balance as of March 31, 2020	189,632
Additions (i)	17,731
Share of results, other comprehensive income and other reserves (ii)	14,014
Disposals and distributions received	(3,362)
Transfers (iii)	(9,122)
Impairment loss (iv)	(7,256)
Foreign currency translation adjustments	(1,448)
Balance as of March 31, 2021	200,189

(i)	Details of the significant additions of the investments in equity method investees are set out in Note 4. During the year ended March 31, 2020, additions were primarily related to the 33% equity interest in Ant Group received pursuant to the SAPA (Note 4(n)).
(ii)	Share of results, other comprehensive income and other reserves include the share of results of the equity method investees, the gain or loss arising from the deemed disposal of the equity method investees and the amortization of basis differences. The amount excludes the expenses relating to the share-based awards underlying the equity of the Company and Ant Group granted to employees of certain equity method investees.
(iii)	During the year ended March 31, 2020, transfers were primarily related to the deconsolidation of the Company’s AliExpress Russia businesses, which were contributed to the AliExpress Russia Joint Venture (Note 4(m)).

During the year ended March 31, 2021, transfers were primarily related to the consolidation of Sun Art (Note 4(a)) and additional investments in YTO Express (Note 4(k)) and STO Express (Note 4(h)).

(iv)	Impairment loss recorded represents other-than-temporary decline in fair value below the carrying value of the investments in equity method investees. The valuation inputs for the fair value measurement with respect to the impairments include the stock price for equity method investees that are listed, as well as certain unobservable inputs that are not subject to meaningful aggregation.

As of March 31, 2021, equity method investments with an aggregate carrying amount of RMB50,699 million are publicly traded and the total market value of these investments amounted to RMB59,922 million. As of March 31, 2021, the Company’s retained earnings included undistributed earnings from equity method investees of RMB24,903 million.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2019, 2020 AND 2021

14.	Investments in equity method investees (Continued)

For the years ended March 31, 2019, 2020 and 2021, equity method investments held by the Company in aggregate have met the significance criteria as defined under Rule 4-08(g) of Regulation S-X. As such, the Company is required to present summarized financial information for all of its equity method investments as a group as follows:

	Year ended March 31,
	2019	2020	2021

	(in millions of RMB)
Operating data:
Revenue	488,775	553,387	657,065
Cost of revenue	(405,074)	(443,198)	(474,123)
Income from operations	3,840	5,274	55,896
Net income	2,923	30,578	95,224

	As of March 31,
	2020	2021

	(in millions of RMB)
Balance sheet data:
Current assets	602,212	668,838
Non-current assets	513,773	586,434
Current liabilities	451,951	464,257
Non-current liabilities	134,030	129,985
Noncontrolling interests and mezzanine equity	19,958	22,997

15.	Property and equipment, net

	As of March 31,
	2020	2021

	(in millions of RMB)
Buildings and property improvements	70,441	99,087
Computer equipment and software	67,382	84,802
Construction in progress	10,828	19,958
Furniture, office and transportation equipment	6,730	17,147
	155,381	220,994
Less: accumulated depreciation	(51,994)	(73,582)
Net book value	103,387	147,412

Depreciation expenses recognized for the years ended March 31, 2019, 2020 and 2021 were RMB14,818 million, RMB20,325 million and RMB25,550 million, respectively.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2019, 2020 AND 2021

16.	Intangible assets, net

	As of March 31,
	2020	2021

	(in millions of RMB)
User base and customer relationships	50,016	50,066
Trade names, trademarks and domain names	26,151	39,440
Non-compete agreements	13,898	19,445
Developed technology and patents	10,051	12,855
Licensed copyrights (Note 2(x)) and others	10,023	9,411
	110,139	131,217
Less: accumulated amortization and impairment	(49,192)	(60,384)
Net book value	60,947	70,833

During the years ended March 31, 2020 and 2021, the Company acquired intangible assets amounting to RMB5,626 million and RMB20,750 million, respectively, in connection with business combinations, which were measured at fair value upon acquisition. Details of intangible assets acquired in connection with business combinations are included in Note 4.

The estimated aggregate amortization expenses for each of the five succeeding fiscal years and thereafter are as follows:

Amounts
(in millions of RMB)
For the year ending March 31,
2022	13,933
2023	11,617
2024	10,287
2025	7,158
2026	4,570
Thereafter	23,268
70,833

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2019, 2020 AND 2021

17.	Goodwill

Changes in the carrying amount of goodwill by segment for the years ended March 31, 2020 and 2021 were as follows:

			Digital media	Innovation
	Core	Cloud	and	initiatives and
	commerce	computing	entertainment	others	Total

	(in millions of RMB)
Balance as of April 1, 2019	197,715	1,461	60,508	5,251	264,935
Additions (i)	12,695	1,111	—	815	14,621
Deconsolidation of subsidiaries	(299)	(85)	—	—	(384)
Measurement period adjustments (ii)	(532)	—	(1,292)	—	(1,824)
Impairment	—	—	(576)	—	(576)
Foreign currency translation adjustments	(46)	23	33	—	10
Balance as of March 31, 2020	209,533	2,510	58,673	6,066	276,782
Additions (i)	14,605	—	—	2,974	17,579
Deconsolidation of subsidiaries	—	(455)	—	—	(455)
Measurement period adjustments	240	—	—	—	240
Foreign currency translation adjustments	(1,364)	(11)	—	—	(1,375)
Balance as of March 31, 2021	223,014	2,044	58,673	9,040	292,771

(i)	During the year ended March 31, 2020, additions under the core commerce segment primarily included the acquisition of Kaola (Note 4(b)).

During the year ended March 31, 2021, additions under the core commerce segment primarily included the acquisition of Sun Art (Note 4(a)).

(ii)	During the year ended March 31, 2020, measurement period adjustments under the digital media and entertainment segment were primarily related to the adjustments to the fair value of intangible assets and certain other net assets acquired from the acquisition of Alibaba Pictures (Note 4(c)).

Gross goodwill balances were RMB281,302 million and RMB297,250 million as of March 31, 2020 and 2021, respectively. Accumulated impairment losses were RMB4,520 million and RMB4,479 million as of March 31, 2020 and 2021, respectively.

In the annual goodwill impairment assessment, the Company concluded that the carrying amounts of certain reporting units exceeded their respective fair values and recorded impairment losses of nil, RMB576 million and nil during the years ended March 31, 2019, 2020 and 2021, respectively. The impairment losses were resulted from a revision of long-term financial outlook and the change in business model of those reporting units. The goodwill impairment is presented as an unallocated item in the segment information (Note 26) because the CODM of the Company does not consider this as part of the segment operating performance measure.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2019, 2020 AND 2021

18.	Deferred revenue and customer advances

Deferred revenue and customer advances primarily represent service fees prepaid by merchants or customers for which the relevant services have not been provided. The respective balances are as follows:

	As of March 31,
	2020	2021

	(in millions of RMB)
Deferred revenue	23,195	30,508
Customer advances	17,168	35,139
	40,363	65,647
Less: current portion	(38,338)	(62,489)
Non-current portion	2,025	3,158

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

19.	Accrued expenses, accounts payable and other liabilities

	As of March 31,
	2020	2021

	(in millions of RMB)
Current:
Payables and accruals for cost of revenue and sales and marketing expenses	67,173	94,368
Other deposits and advances received (i)	25,443	53,794
Accrued bonus and staff costs, including sales commission	16,860	24,871
Payable to merchants and third party marketing affiliates	15,763	24,681
Fine imposed pursuant to the PRC Anti-monopoly Law (Note 25(b))	—	18,228
Payables and accruals for purchases of property and equipment	7,613	11,836
Other taxes payable (ii)	5,479	7,922
Amounts due to related companies (iii)	4,875	5,926
Contingent and deferred consideration in relation to investments and acquisitions	4,680	4,146
Operating lease liabilities (Note 6)	2,766	4,069
Others	10,884	11,088
	161,536	260,929
Non-current:
Operating lease liabilities (Note 6)	19,091	28,217
Contingent and deferred consideration in relation to investments and acquisitions	4,850	1,049
Others	1,322	1,488
	25,263	30,754

(i)	Other deposits and advances received as of March 31, 2020 and 2021 include consumer protection fund deposits received from merchants on the Company’s marketplaces (Note 10).
(ii)	Other taxes payable primarily represent VAT and PRC individual income tax of employees withheld by the Company.
(iii)	Amounts due to related companies primarily represent balances arising from the transactions with Ant Group (Note 22). The balances are unsecured, interest free and repayable within the next twelve months.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2019, 2020 AND 2021

20.	Bank borrowings

Bank borrowings are analyzed as follows:

	As of March 31
	2020	2021

	(in millions of RMB)
Current portion:
Short-term other borrowings (i)	5,154	3,606
Non-current portion:
US$4.0 billion syndicated loan denominated in US$ (ii)	28,211	26,153
Long-term other borrowings (iii)	11,449	12,182
	39,660	38,335

(i)	As of March 31, 2020 and 2021, the Company had short-term borrowings from banks which were repayable within one year or on demand and charged interest rates ranging from 0.9% to 16.5% and 0.6% to 12.5% per annum, respectively. As of March 31, 2020 and 2021, the weighted average interest rate of these borrowings was 3.4% and 2.9% per annum, respectively. The borrowings are primarily denominated in RMB or HK$.
(ii)	As of March 31, 2020 and 2021, the Company had a five-year US$4.0 billion syndicated loan, which was entered into with a group of eight lead arrangers. The loan has a five-year bullet maturity and was priced at 110 basis points over LIBOR. Certain related floating interest payments are hedged by certain interest rate swap contracts entered into by the Company. The proceeds of the loan were used for general corporate and working capital purposes (including acquisitions). In May 2019, the loan terms were modified such that the interest rate of the loan was reduced to 85 basis points over LIBOR and the maturity of the loan was extended to May 2024.
(iii)	As of March 31, 2020 and 2021, the Company had long-term borrowings from banks with weighted average interest rates of 4.4% and 4.3% per annum, respectively. The borrowings are primarily denominated in RMB.

Certain other bank borrowings are collateralized by a pledge of certain buildings and property improvements, construction in progress and land use rights in the PRC with carrying values of RMB18,744 million and RMB18,365 million, as of March 31, 2020 and 2021, respectively. As of March 31, 2021, the Company is in compliance with all covenants in relation to bank borrowings.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2019, 2020 AND 2021

20.  Bank borrowings (Continued)

In April 2017, the Company obtained a revolving credit facility provided by certain financial institutions for an amount of US$5.15 billion, which has not yet been drawn down. The interest rate on any outstanding utilized amount under this credit facility was calculated based on LIBOR plus 95 basis points. This facility is reserved for general corporate and working capital purposes (including acquisitions). In June 2021, the terms of this credit facility were amended and the amount of the credit facility was increased to US$6.5 billion. The expiration date of the credit facility was extended to June 2026. Under the amended terms of the credit facility, the interest rate on any outstanding utilized amount will be calculated based on LIBOR plus 80 basis points.

As of March 31, 2021, the borrowings will be due according to the following schedule:

Principal amounts
(in millions of RMB)
Within 1 year	3,606
Between 1 to 2 years	1,705
Between 2 to 3 years	729
Between 3 to 4 years	28,749
Between 4 to 5 years	2,271
Beyond 5 years	4,982
42,042

21.	Unsecured senior notes

In November 2014, the Company issued unsecured senior notes including floating rate and fixed rate notes with varying maturities for an aggregate principal amount of US$8.0 billion (the “2014 Senior Notes”), of which US$1.3 billion was repaid in November 2017 and US$2.25 billion was repaid in November 2019. The 2014 Senior Notes are senior unsecured obligations that are listed on the HKSE, and interest is payable in arrears, quarterly for the floating rate notes and semiannually for the fixed rate notes.

In December 2017, the Company issued unsecured fixed rate senior notes with varying maturities for an aggregate principal amount of US$7.0 billion (the “2017 Senior Notes”). The 2017 Senior Notes are senior unsecured obligations that are listed on the Singapore Stock Exchange, and interest is payable in arrears semiannually.

In February 2021, the Company issued unsecured fixed rate senior notes with varying maturities for an aggregate principal amount of US$5.0 billion (the “2021 Senior Notes”). The 2021 Senior Notes are senior unsecured obligations that are listed on the Singapore Stock Exchange, and interest is payable in arrears semiannually.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2019, 2020 AND 2021

21.  Unsecured senior notes (Continued)

The following table provides a summary of the Company’s unsecured senior notes as of March 31, 2020 and 2021:

	As of March 31,		Effective
	2020	2021	interest rate

	(in millions of RMB)
US$1,500 million 3.125% notes due 2021	10,604	9,831	3.26%
US$700 million 2.800% notes due 2023	4,946	4,584	2.90%
US$2,250 million 3.600% notes due 2024	15,891	14,724	3.68%
US$2,550 million 3.400% notes due 2027	17,929	16,616	3.52%
US$1,500 million 2.125% notes due 2031	—	9,782	2.20%
US$700 million 4.500% notes due 2034	4,906	4,545	4.60%
US$1,000 million 4.000% notes due 2037	7,028	6,510	4.06%
US$1,000 million 2.700% notes due 2041	—	6,463	2.80%
US$1,750 million 4.200% notes due 2047	12,291	11,382	4.25%
US$1,500 million 3.150% notes due 2051	—	9,764	3.19%
US$1,000 million 4.400% notes due 2057	7,021	6,501	4.44%
US$1,000 million 3.250% notes due 2061	—	6,510	3.28%
Carrying value	80,616	107,212
Unamortized discount and debt issuance costs	550	756
Total principal amounts of unsecured senior notes	81,166	107,968
Less: current portion of principal amounts of unsecured senior notes	—	(9,845)
Non-current portion of principal amounts of unsecured senior notes	81,166	98,123

The effective interest rates for the unsecured senior notes include the interest charged on the notes as well as amortization of the debt discounts and debt issuance costs.

The unsecured senior notes contain covenants including, among others, limitation on liens, consolidation, merger and sale of the Company’s assets. As of March 31, 2021, the Company is in compliance with all these covenants. In addition, the unsecured senior notes rank senior in right of payment to all of the Company’s existing and future indebtedness expressly subordinated in right of payment to the notes and rank at least equally in right of payment with all of the Company’s existing and future unsecured unsubordinated indebtedness (subject to any priority rights pursuant to applicable law).

As of March 31, 2021, the future principal payments for the Company’s unsecured senior notes will be due according to the following schedule:

Principal amounts
(in millions of RMB)
Within 1 year	9,845
Between 1 to 2 years	—
Between 2 to 3 years	4,594
Between 3 to 4 years	14,768
Between 4 to 5 years	—
Thereafter	78,761
107,968

As of March 31, 2020 and 2021, the fair values of the Company’s unsecured senior notes, based on Level 2 inputs, were US$12,725 million (RMB90,206 million) and US$16,976 million (RMB111,419 million), respectively.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2019, 2020 AND 2021

22.	Related party transactions

During the years ended March 31, 2019, 2020 and 2021, other than disclosed elsewhere, the Company had the following material related party transactions:

Transactions with Ant Group and its affiliates

	Year ended March 31,
	2019	2020	2021

	(in millions of RMB)
Amounts earned by the Company
Cloud computing revenue (i)	761	1,872	3,916
Administrative and support services (i)	1,017	1,224	1,208
Annual fee for SME loan business (ii)	954	954	954
Profit Share Payments (iii)	517	3,835	—
Marketplace software technology services fee and other amounts earned (i)	1,489	2,075	2,427
	4,738	9,960	8,505

Amounts incurred by the Company
Payment processing and escrow services fee (iv)	8,252	8,723	10,598
Other amounts incurred (i)	1,328	2,743	4,509
	9,580	11,466	15,107

(i)	The Company has other commercial arrangements and cost sharing arrangements with Ant Group and its affiliates on various sales and marketing, cloud computing, and other administrative and support services.
(ii)	Pursuant to the SAPA, the Company entered into software system use and service agreements with Ant Group in 2014, under which the Company would receive annual fees for SME loan business for a term of seven years. In calendar years 2018 to 2021, the Company received or will receive annual fees equal to the amount received in calendar year 2017, which was equal to 2.5% of the average daily balance of the SME loans made by Ant Group and its affiliates during that year.
(iii)	In 2014, the Company entered into the 2014 IPLA with Ant Group. Under the 2014 IPLA, the Company received the Profit Share Payments amounting to the sum of an expense reimbursement plus 37.5% of the consolidated pre-tax income of Ant Group, subject to certain adjustments. Upon the receipt of 33% equity interest in Ant Group in September 2019, the Company entered into the Amended IPLA and terminated the 2014 IPLA, and the Profit Share Payments arrangement was terminated (Note 4(n)). Profit Share Payments were recorded in other income, net in the consolidated income statements, net of the costs incurred for the provision of the software technology services reimbursed by Ant Group.
(iv)	The Company has a commercial agreement with Alipay whereby the Company receives payment processing and escrow services in exchange for a payment for the services fee, which was recognized in cost of revenue.

As of March 31, 2020 and 2021, the Company had certain amounts of cash held in accounts managed by Alipay in connection with the provision of online and mobile commerce and related services for a total amount of RMB6,486 million and RMB6,831 million, respectively, which have been classified as cash and cash equivalents on the consolidated balance sheets.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2019, 2020 AND 2021

22.	Related party transactions (Continued)

Transactions with other investees

The Company has commercial arrangements with certain investees of the Company related to cloud computing services. In connection with these services provided by the Company, RMB1,111 million, RMB1,548 million and RMB2,411 million were recorded in revenue in the consolidated income statements for the years ended March 31, 2019, 2020 and 2021, respectively.

The Company has commercial arrangements with certain investees of the Company related to marketing services. In connection with these services provided to the Company, RMB907 million, RMB1,146 million and RMB1,394 million were recorded in cost of revenue and sales and marketing expenses in the consolidated income statements for the years ended March 31, 2019, 2020 and 2021, respectively.

The Company has commercial arrangements with certain investees of the Company related to logistics services. In connection with these services provided by the Company, RMB261 million, RMB1,400 million and RMB1,732 million were recorded in revenue in the consolidated income statements for the years ended March 31, 2019, 2020 and 2021, respectively. Costs and expenses incurred in connection with these services provided to the Company of RMB12,933 million, RMB8,265 million and RMB11,068 million were recorded in the consolidated income statements for the same periods, respectively.

The Company has extended loans to certain investees for working capital and other uses in conjunction with the Company’s investments. As of March 31, 2020 and 2021, the aggregate outstanding balance of these loans was RMB4,352 million and RMB2,824 million, respectively, with remaining terms of up to six years and interest rates of up to 6% per annum as of March 31, 2020, and remaining terms of up to five years and interest rates of up to 10% per annum as of March 31, 2021.

The Company provided a guarantee for a term loan facility of HK$7.7 billion in favor of Hong Kong Cingleot Investment Management Limited (“Cingleot”), a company that is partially owned by Cainiao Network, in connection with a logistics center development project at the Hong Kong International Airport. As of March 31, 2021, HK$943 million was drawn down by Cingleot under this facility.

Other transactions

The Company’s ecosystem offers different platforms on which different enterprises operate and the Company believes that all transactions on the Company’s platforms are conducted on terms obtained in arm’s length transactions with similar unrelated parties.

Other than the transactions disclosed above or elsewhere in the consolidated financial statements, the Company has commercial arrangements with SoftBank, other investees and other related parties to provide and receive certain marketing, cloud computing and other services and products. The amounts relating to these services provided and received represent less than 1% of the Company’s revenue and total costs and expenses, respectively, for the years ended March 31, 2019, 2020 and 2021.

In addition, the Company has made certain acquisitions and equity investments together with related parties from time to time during the years ended March 31, 2019, 2020 and 2021. The agreements for acquisitions and equity investments were entered into by the parties involved and conducted on fair value basis. The significant acquisitions and equity investments together with related parties are included in Note 4.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2019, 2020 AND 2021

23.	Restricted net assets

PRC laws and regulations permit payments of dividends by the Company’s subsidiaries incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Company’s subsidiaries incorporated in the PRC are required to annually appropriate 10% of their net income to the statutory reserve prior to payment of any dividends, unless the reserve has reached 50% of their respective registered capital. Furthermore, registered share capital and capital reserve accounts are also restricted from distribution. As a result of the restrictions described above and elsewhere under PRC laws and regulations, the Company’s subsidiaries incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Company in the form of dividends. The restriction amounted to RMB160,133 million as of March 31, 2021. Except for the above or disclosed elsewhere, there is no other restriction on the use of proceeds generated by the Company’s subsidiaries to satisfy any obligations of the Company.

24.	Commitments
(a)	Capital commitments

Capital expenditures contracted for are analyzed as follows:

	As of March 31,
	2020	2021

	(in millions of RMB)
Contracted but not provided for:
Purchase of property and equipment	15,572	22,736
Construction of corporate campuses	8,982	14,859
	24,554	37,595

(b)  Investment commitments

The Company was obligated to pay up to RMB14,080 million and RMB19,466 million for business combinations and equity investments under various arrangements as of March 31, 2020 and 2021, respectively. The commitment balance as of March 31, 2020 and 2021 primarily includes the consideration for the investment in Focus Media (Note 4(p)) and the remaining committed capital of certain investment funds.

(c)  Other commitments

The Company also has other commitments including commitments for co-location and bandwidth fees, licensed copyrights and marketing expenses. These commitments are analyzed as follows:

	As of March 31,
	2020	2021

	(in millions of RMB)
No later than 1 year	27,398	35,109
Later than 1 year and no later than 5 years	19,261	17,266
More than 5 years	3,102	2,849
	49,761	55,224

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

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2019, 2020 AND 2021

25.  Risks and contingencies

(a)

The Company is incorporated in the Cayman Islands and considered as a foreign entity under PRC laws. Due to legal restrictions on foreign ownership and investment in, among other areas, value-added telecommunications services, which include the operations of Internet content providers, the Company operates its Internet businesses and other businesses through various contractual arrangements with VIEs that are incorporated and 100% owned by PRC citizens or by PRC entities owned and/or controlled by PRC citizens. The VIEs hold the licenses and approvals that are essential for their business operations in the PRC and the Company has entered into various agreements with the VIEs and their equity holders such that the Company has the right to benefit from their licenses and approvals and generally has control of the VIEs. In the Company’s opinion, the current ownership structure and the contractual arrangements with the VIEs and their equity holders as well as the operations of the VIEs are in substantial compliance with all existing PRC laws, rules and regulations. However, there may be changes and other developments in PRC laws, rules and regulations. Accordingly, the Company gives no assurance that PRC government authorities will not take a view in the future that is contrary to the opinion of the Company. If the current ownership structure of the Company and its contractual arrangements with the VIEs and their equity holders were found to be in violation of any existing or future PRC laws or regulations, the Company’s ability to conduct its business could be impacted and the Company may be required to restructure its ownership structure and operations in the PRC to comply with the changes in the PRC laws which may result in deconsolidation of the VIEs.

(b)

The PRC market in which the Company operates poses certain macro-economic and regulatory risks and uncertainties. These uncertainties extend to the ability of the Company to operate or invest in online and mobile commerce or other Internet related businesses, representing the principal services provided by the Company, in the PRC. The information and technology industries are highly regulated. Restrictions are currently in place or are unclear regarding what specific segments of these industries foreign owned enterprises, like the Company, may operate. If new or more extensive restrictions were imposed on the segments in which the Company is permitted to operate, the Company could be required to sell or cease to operate or invest in some or all of its current businesses in the PRC. These uncertainties also extend to the PRC’s regulations relating to anti-monopoly and unfair competition. In December 2020, the State Administration for Market Regulation of the PRC (the “SAMR”) commenced an investigation on the Company pursuant to the PRC Anti-monopoly Law. Following the investigation, in April 2021, the SAMR issued an administrative penalty decision of the anti-monopoly investigation into the Company and imposed a fine of RMB18.2 billion (Note 19), which was accrued for as of March 31, 2021. The SAMR also issued an administrative guidance, instructing the Company to implement a comprehensive rectification program, and to file a self-assessment and compliance report to the SAMR for three consecutive years.

(c)

PRC regulators have recently enhanced their scrutiny over financial technology, or fintech, businesses, and have proposed or promulgated several new measures and rules to strengthen regulations over certain financial industries in which Ant Group operates, such as digital payment, wealth management, micro financing and insurance. Recently, Ant Group has also been in discussions with PRC regulators about its business. In December 2020, Ant Group announced that it would establish a rectification working group and bring the operation and development of its finance-related businesses in line with regulatory requirements. In April 2021, Ant Group announced that under the regulators’ guidance, and in accordance with regulatory requirements, Ant Group had completed the formulation of its rectification plan, according to which Ant Group would apply to set up a financial holding company to ensure its financial-related businesses are fully regulated. To implement the rectification plan and comply with applicable new measures and rules, Ant Group may be required to spend significant time and resources and make changes to its businesses. As a result of regulatory developments, Ant Group’s business operations and growth prospects could be materially and adversely affected. Given that Ant Group offers a variety of services and products that have become essential parts of the services and experience the Company offers to consumers and merchants on the Company’s platforms, rectification and other regulatory requirements placed on Ant Group could in turn have a material adverse effect on the Company.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2019, 2020 AND 2021

25.  Risks and contingencies (Continued)

(d)	The Company is exposed to interest rate risk related to its indebtedness. The Company also has interest bearing assets, including cash and cash equivalents, short-term investments and restricted cash. Certain of the Company’s indebtedness carries floating interest rates based on a spread over LIBOR. As a result, the interest expenses associated with these indebtedness will be subject to the potential impact of any fluctuation in LIBOR. The Company uses derivatives, such as interest rate swaps, to manage its interest rate exposure, and has entered into various agreements with various financial institutions as counterparties to swap a certain portion of its floating interest rate debt to effectively become fixed interest rate debt. Uncertainties surrounding changes to the basis on which LIBOR is calculated or the phase-out of LIBOR, which may cause a sudden and prolonged increase or decrease in LIBOR, could adversely affect the Company’s operating results and financial condition, as well as the Company’s cash flows. In addition, once LIBOR is not available, the Company may need to further negotiate with its lenders to agree on an alternative basis of interest, which may result in an interest rate differing from the Company’s expectations and could materially affect the cost of these facilities to the Company.
(e)

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

(g)

Financial instruments that potentially subject the Company to significant concentration of credit risk consist principally of cash and cash equivalents, short-term investments, restricted cash and equity securities and other investments. As of March 31, 2020 and 2021, substantially all of the Company’s cash and cash equivalents, short-term investments and restricted cash were held by major financial institutions located worldwide, including mainland China and Hong Kong S.A.R. If the banking system or the financial markets deteriorate or become volatile, the financial institutions and other issuers of financial instruments held by the Company could become insolvent and the markets for these instruments could become illiquid, in which case the Company could lose some or all of the value of its investments.

(h)

During the years ended March 31, 2019, 2020 and 2021, the Company offered a trade assurance program on the international wholesale marketplaces at no charge to the wholesale buyers and sellers. If the wholesale sellers who participate in this program do not deliver the products in their stated specifications to the wholesale buyers on schedule, the Company may compensate the wholesale buyers for their losses on behalf of the wholesale sellers up to a pre-determined amount following a review of each particular case. In turn, the Company will seek a full reimbursement from the wholesale sellers for the prepaid reimbursement amount, yet the Company is exposed to a risk over the collectibility of the reimbursement from the wholesale sellers. During the years ended March 31, 2019, 2020 and 2021, the Company did not incur any material losses with respect to the compensation provided under this program. Given that the maximum compensation for each wholesale seller is pre-determined based on their individual risk assessments by the Company considering their credit profile or other relevant information, the Company determined that the likelihood of material default on the payments are not probable and therefore no provisions have been made in relation to this program.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2019, 2020 AND 2021

25.  Risks and contingencies (Continued)

(i)

In the ordinary course of business, the Company is from time to time involved in legal proceedings and litigations in relation to disputes relating to trademarks and other intellectual property, among others. In 2017, Beijing Jingdong Shiji Trading Co., Ltd. and Beijing Jingdong 360 E-commerce Co., Ltd. sued Tmall China, Zhejiang Tmall Network Co., Ltd. and Alibaba Group Holding Limited for abuse of dominant market position. The plaintiffs requested the three defendants to cease relevant acts and claimed a substantial amount of damages in the original complaint. In March 2021, the plaintiffs amended their claim to seek higher damages. The case is pending in Beijing High People’s Court and the potential damages are not reasonably estimable at the current stage. There are no legal proceedings and litigations that have in the recent past had, or to the Company’s knowledge, are probable to have, a material impact on the Company’s financial positions, results of operations or cash flows. The Company did not accrue any material loss contingencies in this respect as of March 31, 2020 and 2021.

(j)

The global outbreak of the COVID-19 pandemic is having a significant negative impact on the global economy, which has adversely affected the Company’s business and financial results. Starting in late January 2020, the COVID-19 pandemic triggered a series of lock-downs, social distancing requirements and travel restrictions that drastically reduced business activities in China. This substantial decline in business activities in China negatively affected most of the Company’s domestic core commerce businesses, including the Company’s China retail marketplaces and Local Consumer Services business, as well as other businesses that involve travel, transportation and offline entertainment, such as Fliggy, Alibaba Pictures (Note 4(c)), Damai and Amap. The Company’s key international commerce businesses also experienced a negative impact. The COVID-19 pandemic also presented and may continue to present challenges to the Company’s business operations as well as the business operations of the Company’s merchants, business partners and other participants in the Company’s ecosystem, such as closure of offices and facilities, disruptions to or even suspensions of normal business and logistics operations, as well as restrictions on travel. Although the Company’s businesses have recovered or are starting to recover, it is not possible to determine the ultimate impact of the COVID-19 pandemic on the Company’s business operations and financial results, which is highly dependent on numerous factors, including the duration and spread of the pandemic and any resurgence of the COVID-19 pandemic in China or elsewhere, actions taken by governments, domestically and in international relations, the response of businesses and individuals to the pandemic, the impact of the pandemic on business and economic conditions in China and globally, consumer demand, the Company’s ability and the ability of merchants, retailers, logistics service providers and other participants in the Company’s ecosystem to continue operations in areas affected by the pandemic and the Company’s efforts and expenditures to support merchants and partners and ensure the safety of the Company’s employees. The COVID-19 pandemic may continue to adversely affect the Company’s business and results of operations.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2019, 2020 AND 2021

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

The following tables present the summary of each segment’s revenue, income from operations and adjusted earnings before interest, taxes and amortization (“Adjusted EBITA”) which is considered as a segment operating performance measure, for the years ended March 31, 2019, 2020 and 2021:

	Year ended March 31, 2019
			Digital media	Innovation
	Core	Cloud	and	initiatives and	Total
	commerce	computing	entertainment (i)	others (i)	segments	Unallocated (ii)	Consolidated

	(in millions of RMB, except percentages)
Revenue	323,400	24,702	24,286	4,456	376,844	—	376,844
Income (Loss) from operations	109,312	(5,508)	(20,523)	(11,318)	71,963	(14,879)	57,084
Add: share-based compensation expense	17,694	4,332	3,035	5,727	30,788	6,703	37,491
Add: amortization of intangible assets	9,161	18	1,262	50	10,491	236	10,727
Add: settlement of U.S. federal class action lawsuit	—	—	—	—	—	1,679	1,679
Adjusted EBITA (iii)	136,167	(1,158)	(16,226)	(5,541)	113,242	(6,261)
Adjusted EBITA margin (iv)	42%	(5)%	(67)%	(124)%

	Year ended March 31, 2020
			Digital media	Innovation
	Core	Cloud	and	initiatives and	Total
	commerce	computing	entertainment (i)	others (i)	segments	Unallocated (ii)	Consolidated

	(in millions of RMB, except percentages)
Revenue	436,104	40,016	29,094	4,497	509,711	—	509,711
Income (Loss) from operations	138,631	(7,016)	(15,389)	(12,499)	103,727	(12,297)	91,430
Add: share-based compensation expense	15,427	5,577	2,566	3,928	27,498	4,244	31,742
Add: amortization and impairment of intangible assets	11,742	25	1,377	86	13,230	158	13,388
Add: impairment of goodwill	—	—	—	—	—	576	576
Adjusted EBITA (iii)	165,800	(1,414)	(11,446)	(8,485)	144,455	(7,319)
Adjusted EBITA margin (iv)	38%	(4)%	(39)%	(189)%

	Year ended March 31, 2021
			Digital media	Innovation
	Core	Cloud	and	initiatives and	Total
	commerce	computing	entertainment (i)	others (i)	segments	Unallocated (ii)	Consolidated

	(in millions of RMB, except percentages)
Revenue	621,146	60,120	31,186	4,837	717,289	—	717,289
Income (Loss) from operations	158,981	(9,050)	(10,321)	(15,502)	124,108	(34,430)	89,678
Add: share-based compensation expense	24,356	8,861	3,281	5,162	41,660	8,460	50,120
Add: amortization of intangible assets	11,175	23	922	83	12,203	224	12,427
Add: fine imposed pursuant to the PRC Anti-monopoly Law	—	—	—	—	—	18,228	18,228
Adjusted EBITA (iii)	194,512	(166)	(6,118)	(10,257)	177,971	(7,518)
Adjusted EBITA margin (iv)	31%	(0)%	(20)%	(212)%

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2019, 2020 AND 2021

26.	Segment information (Continued)

The following table presents the reconciliation from the Adjusted EBITA to the consolidated net income for the years ended March 31, 2019, 2020 and 2021:

	Year ended March 31,
	2019	2020	2021

	(in millions of RMB)
Total Segments Adjusted EBITA	113,242	144,455	177,971
Unallocated (ii)	(6,261)	(7,319)	(7,518)
Share-based compensation expense	(37,491)	(31,742)	(50,120)
Amortization and impairment of intangible assets	(10,727)	(13,388)	(12,427)
Impairment of goodwill	—	(576)	—
Settlement of U.S. federal class action lawsuit	(1,679)	—	—
Fine imposed pursuant to the PRC Anti-monopoly Law	—	—	(18,228)
Consolidated income from operations	57,084	91,430	89,678
Interest and investment income, net	44,106	72,956	72,794
Interest expense	(5,190)	(5,180)	(4,476)
Other income, net	221	7,439	7,582
Income tax expenses	(16,553)	(20,562)	(29,278)
Share of results of equity method investees	566	(5,733)	6,984
Consolidated net income	80,234	140,350	143,284

The following table presents the total depreciation of property and equipment, and operating lease cost relating to land use rights by segment for the years ended March 31, 2019, 2020 and 2021:

	Year ended March 31,
	2019	2020	2021

	(in millions of RMB)
Core commerce	6,672	8,518	12,633
Cloud computing	6,580	8,908	10,759
Digital media and entertainment (i)	1,189	1,359	1,109
Innovation initiatives and others and unallocated (i)(ii)	521	1,738	1,888
Total depreciation of property and equipment, and operating lease cost relating to land use rights	14,962	20,523	26,389

(i)	For the year ended March 31, 2021, the Company reclassified the results of the Company’s self-developed online games business, which was previously reported under the innovation initiatives and others segment, to the digital media and entertainment segment in order to conform to the way that the Company manages and monitors segment performance. Figures for the years ended March 31, 2019 and 2020 were reclassified to conform to this presentation.
(ii)	Unallocated expenses primarily relate to corporate administrative costs and other miscellaneous items that are not allocated to individual segments.
(iii)	Adjusted EBITA represents net income before (i) interest and investment income, net, interest expense, other income, net, income tax expenses and share of results of equity method investees, (ii) certain non-cash expenses, consisting of share-based compensation expense, amortization and impairment of intangible assets and impairment of goodwill, (iii) settlement of a U.S. federal class action lawsuit, and (iv) a fine imposed pursuant to the PRC Anti-monopoly Law, which the Company does not believe are reflective of the Company’s core operating performance during the periods presented.
(iv)	Adjusted EBITA margin represents Adjusted EBITA divided by revenue.

Details of the Company’s revenue by segment are set out in Note 5. As substantially all of the Company’s long-lived assets are located in the PRC and substantially all of the Company’s revenue is derived from within the PRC, no geographical information is presented.