Form 20-F
period 2022-03-31
Alibaba Group Holding Ltd
filed 2022-07-26
CIK 1577552

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended March 31, 2022

OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Toby Xu, Chief Financial Officer
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 21,357,323,112 Ordinary Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

☐ Yes    ☐ No

i

LETTER FROM OUR CHAIRMAN AND CEO TO SHAREHOLDERS

Dear Shareholders,

Every year, I look forward to this opportunity to share my thoughts with you. The ever-changing environment globally and in China has forced us to address many “questions of our times” over the past year. I know Alibaba’s decisions and development in the future is on top of mind for everyone, and I want to express my heartfelt appreciation for your continued support and confidence in Alibaba.

Over the past year, we were deeply impacted by the tremendous uncertainties brought about by the capricious nature of the COVID-19 pandemic, the new expectations of the Internet sector in China, and high frequency of international geopolitical conflicts. This may be the year in which changes in the external environment has been most severe in decades. In response to these big and impactful changes, our guiding principle has been “be confident, be flexible and be ourselves.”

“Be confident” means being confident in the development of the China economy, being confident in the future of the digital economy, and being confident in people’s pursuit of a better life. As long as these macro trends are clear and definite, then we are confident that Alibaba has a solid foundation for its existence and growth, and that we can make a meaningful contribution to society.

“Be flexible” means actively adapting to the changes in the environment by examining Alibaba objectively through the lens of socioeconomic developments and truly understanding the expectations that society has of Alibaba. We need to find Alibaba’s path within the context of the major trends of society’s development and macro-economic cycle.

“Be ourselves” means focusing on our core strategy and continually raising the bar on our capability to create value for customers and society. We need to improve our relationship and dialogue with society, and address uncertainty in the external environment with the certainty that we create through our own efforts.

Clarification and progress of our three major strategies

Despite the challenges, Alibaba delivered a stable and rewarding year. In early 2022, we have further clarified our commitment to the three major strategies - consumption, cloud computing, and globalization – as the immovable pillars guiding Alibaba’s future.

During this past fiscal year, we achieved our stated goal of serving more than 1 billion annual active consumers in China. This is a milestone in the development of Alibaba. This means that our platform not only has the most expansive and most valuable consumer group in China, but we have also gradually built a comprehensive matrix of retail formats that offer distinctive value propositions. Over the past fiscal year, there were more than 124 million consumers on Taobao and Tmall with annual ARPU exceeding RMB10,000 with 98% continuing to be active year-over-year. And among the over 300 million annual active consumers on Taobao Deal, 20% had never shopped on Taobao or Tmall previously. Among Taocaicai’s annual active consumers this fiscal year, more than 50% are purchasing fresh groceries on the Alibaba platform for the first time. We believe that these two businesses will make greater contributions in the future to our overall retail matrix. We remain more committed than ever to creating value for customers, focusing on the user experience, and generating diversified growth through a matrix design and serving a variety of needs of different cohorts in differentiated retail scenarios with the goal of increasing total wallet share of our 1 billion annual active consumers.

At the same time, following many years of development, we have gradually established a distributed logistics network that covers delivery demands for local (near), intermediate, and far distances. Our comprehensive logistics network has been invaluable during special situations like COVID: from the partnership-driven national express delivery established in the early years to the gradual expansion into regional and local delivery; from far distance delivery to local (near) distance appointment-based delivery, same-day delivery and next-day delivery; and to the intra-city logistics and real-time logistics fulfilment network that has been built and scaled in recent years. Alongside the continued development of its logistics infrastructure, Cainiao has also been continuously strengthening its customer service capabilities. This fiscal year, 69% of Cainiao’s total revenue came from external customers, and the daily cross-border and overseas packages processed by Cainiao have exceeded 4.5 million.

We are in the process of moving deeper into the industrial Internet sector from the consumer Internet sector, and are working hard to enhance their integration. This past year, Alibaba Cloud maintained its leading position in the Chinese market and realized full-year profitability for the first time since Alibaba Cloud’s establishment 13 years ago. Since the first day our cloud computing was established, we have believed in its massive and universal value proposition, so we have been incredibly determined to focus our technology strategy around cloud computing. Today, cloud computing has become essential to the increasing adoption of the industrial Internet and as society is becoming smart and digitalized. By 2025, the size of China’s cloud computing market is expected to reach RMB1 trillion, which is three times the size of the current market and speaks to the massive market potential. To capture this historical opportunity where every sector and industry is going digital, we need to continue to build our technology and product capabilities, and fully integrate the basic infrastructure of cloud computing with big data and artificial intelligence. We need to go deep into every industry and offer unique solutions. DingTalk’s development has allowed us to have an even more unique entry point to the industrial Internet. Through integrated DingTalk and Cloud strategy, we can help more enterprises advance from the digitization of organizations and offices towards broader business and operations digitization. This will result in widespread use of cloud computing and big data analytics in various scenarios and needs. Over the years, we have been unwavering in our commitment to growing together with our customers, there are more than 4 million paying customers, which include more than 60% of the A-share listed companies in China. We will continue to plant seeds in sunrise industries and customers that represent the future, and together drive the high-quality and sustainable development of our cloud computing business.

The direction of our globalization is very clear. We are focused on exploring consumption sector opportunities and cloud computing. Another way to understand our three business strategies is “two verticals and one horizontal.” Today, Alibaba has multiple consumer-facing brands in many regions and countries around the world, which include AliExpress, Lazada, Trendyol, and Daraz. In overseas markets, we have more than 300 million annual active consumers. For cloud computing, Alibaba is offering services in 27 regions worldwide. We believe that we must compete in the international market in order to demonstrate Alibaba’s excellence in the field of cloud computing. Alibaba Group is the world’s third largest and Asia Pacific’s largest infrastructure-as-a-service provider by revenue in 2021 in U.S. dollars, according to Gartner’s April 2022 report.(1) In the 2021 Gartner Solution Scorecard for integrated IaaS and PaaS, Alibaba Cloud achieved a score of 81 out of 100. We believe Alibaba Cloud was ranked first in the world and achieved the highest scores in the four core evaluations of computing, storage, network, and security, when compared with other global cloud service providers.

Proactively Seek Change, Create the Future

There is a saying that people often overestimate the change in one year and underestimate the change over five or ten years. I believe that, in addition to the changes in our businesses, the series of changes we made on our organization and culture over the past year will together be the opening act of Alibaba’s future development. We must evolve faster than the times, and be adamant in improving ourselves. We must be faster in translating consensus into action. Even if these changes need longer time frame to realize, we believe that we are on the correct path.

We boldly experimented with a new management responsibility system under our multi-governance structure. Since its establishment 23 years ago, Alibaba has evolved into an enterprise company driven by multiple business engines. Our various businesses are in different industries, in different life cycles and face different opportunities and challenges. This means that they each need more independent business strategy and management understanding, and can rapidly make appropriate judgement and decisions in response to shifting market demands. We also must be conscious of the unpredictable nature of a market in a volatile environment. We must make the organization more agile and flexible, and allow every unit in the organization to learn quickly and act proactively, thereby ensuring Alibaba’s future is propelled forward by the different business engines collectively.

Note:

(1) Source: Gartner, Market Share: IT Services, 2021, Neha Sethi et al., April 8, 2022 (Asia Pacific refers to Mature Asia/Pacific, Greater China, Emerging Asia/Pacific and Japan, and market share refers to that of infrastructure-as-a-service)

We also laid out clear management principles that will guide our development – “capacity building, value creation.” One of Alibaba’s core values is customer first, and in order to realize this goal of customer first, we must be able to continually create new value for our customers. This is a new demand on our capabilities. In a highly competitive market, it is like sailing against the current. If you don’t advance, you are retreating. We believe that taking a long-term approach without capability accumulation is essentially empty promises, and businesses that cannot create value cannot grow in a healthy and sustainable fashion. If the COVID-19 pandemic was a touchstone, it made us realize that our accumulated capabilities and efforts can contribute some color to people’s lives and provide some support to the normal operations of cities, businesses and schools. There are many real, concrete yet subtle threads of connection between us, communities, micro businesses and the self-employed. It allows us to examine and improve our capabilities continually. Only through leveraging our abilities to do more can we live up to the expectations of society. To better realize our desire for “capacity building and value creation,” we have also implemented OKRs widely across the company. This pushes us towards sharing “the same desires from top to bottom and alignment between left and right” and evolving from purely quantitative-driven to more value-driven.

ESG serves as our strategic pillar for sustainable, high quality development

During the Wuzhen Internet Conference last year, I formally announced ESG and Common Prosperity as the two key strategies of Alibaba’s social responsibility. In December 2021, we published our Carbon Neutrality Action Report; this is an important milestone in Alibaba’s development. We aim to achieve carbon neutrality in our own operations by 2030; reduce carbon emission intensity by 50% through collaboration with upstream and downstream partners on our value chain by 2030; take the lead in achieving carbon neutrality in our cloud computing, and become a green cloud; leverage the power of our platform to facilitate a reduction of 1.5 gigatons of carbon emissions in 15 years. These are ambitious goals and also a very serious commitment. At the same time, we hope these goals will mobilize us to proactively seek change and drive innovation or even opportunities for disruption of existing businesses in our pursuit of sustainable development. We believe sustainability goals will profoundly transform all industries, so we must look even sooner and further into the future.

Social responsibility is deeply embedded into Alibaba DNA. As a platform we innately facilitate social interactions, and the extensive cooperation amongst the many types of participants on our platform has not only brought about innovation and the emergence of new types of businesses, it has also created massive employment opportunities. Despite the tremendous uncertainty brought about by the pandemic and other reasons, we expect to have over 5,800 fresh college graduates joining Alibaba this year.(1) In 2021, alongside China’s historic achievement of comprehensive poverty alleviation, we upgraded the Alibaba Poverty Alleviation Fund into a Rural Revitalization Fund. We supported rural revitalization through the three dimensions of industrial revitalization, talent revitalization and technology revitalization. We also put forth ten key initiatives in the latter half of last year. Through the mobilization of multiple businesses and long-term planning, we aim to implement our initiatives steadily and step-by-step taking into consideration both commercial value and social value. We will start in Zhejiang, focusing on technological innovation, economic development, job creation and care for vulnerable populations. Whether it is the flood in Henan or the pandemic in Shanghai, we have done everything we can to contribute to support the needs of people’s lives through the commercial infrastructure and capabilities that we have accumulated over the years.

Over the past year, we have also worked to improve our corporate governance. We are committed to providing our employees with a nurturing work environment that supports personal growth and has a lot of vitality. More and more employees are enjoying new company benefits such as family care leave, flexible working arrangements, and interest-free home loans with lower thresholds. We believe that our employees are the drivers of the company’s growth and we always aim to do more for our employees.

All in all, Alibaba is committed to a path of sustainable and high-quality development. You will soon see the ESG Annual Report that we are about to publish, where we will share much more about our progress in environmental protection, social responsibility and corporate governance.

Looking back on the past 23 years, Alibaba has been at the forefront of the development of an era. Alibaba has been creating and capturing opportunities presented by the digital economy era and China’s rapid growth. Alibaba’s past is intimately related to the development of China, and Alibaba’s future path will continue to be highly aligned with China’s economic growth and social development - whether it is technological innovation, creating a better life, pursuit of high-quality development, or enhancing international competitiveness. We hope that more inventions and creations will continue to be born at Alibaba that can serve the interests of our collective society.

Note:

(1) Source: According to the number of offer letters that Alibaba Group’s core businesses released

The world will keep changing, but value is eternal. The more uncertain the era, the more we need to proactively seek valuable change. This is my 15th year in the company, and together with everyone, I hope we continue to charter Alibaba through even more positive changes in the future.

Daniel Zhang

Chairman and Chief Executive Officer

Alibaba Group

July 2022

v

CONVENTIONS THAT APPLY TO THIS ANNUAL REPORT ON FORM 20-F

Unless the context otherwise requires, references in this annual report on Form 20-F to:

●	“2019 PRC Foreign Investment Law” are to the PRC Foreign Investment Law, promulgated by the National People’s Congress on March 15, 2019, which became effective on January 1, 2020;
●	“ADSs” are to the American depositary shares, each of which represents eight Shares;
●	“AI” are to artificial intelligence;
●	“Alibaba,” “Alibaba Group,” “company,” “our company,” “we,” “our” or “us” are to Alibaba Group Holding Limited, a company incorporated in the Cayman Islands with limited liability on June 28, 1999 and, where the context requires, its consolidated subsidiaries and its affiliated consolidated entities, including its variable interest entities and their subsidiaries, from time to time;
●	“Alibaba Health” are to Alibaba Health Information Technology Limited, a company incorporated in Bermuda on March 11, 1998, the shares of which are listed on the Main Board of the Hong Kong Stock Exchange (Stock Code: 0241), and, except where the context otherwise requires, its consolidated subsidiaries;
●	“Alibaba Pictures” are to Alibaba Pictures Group Limited, a company incorporated in Bermuda with limited liability on January 6, 1994, the shares of which are listed on the Main Board of the Hong Kong Stock Exchange (Stock Code: 1060) and, except where the context otherwise requires, its consolidated subsidiaries;
●	“Alipay” are to Alipay.com Co., Ltd., a company incorporated under the laws of the PRC on December 8, 2004, with which we have a long-term contractual relationship and which is a wholly-owned subsidiary of Ant Group or, where the context requires, its predecessor entities;
●	“Altaba” are to Altaba Inc. (formerly known as Yahoo! Inc.) and where the context requires, its consolidated subsidiaries; Altaba filed a certificate of dissolution with the Secretary of State of the State of Delaware, which became effective on October 4, 2019;
●	“Analysys” are to Analysys, a research institution;
●	“annual active consumers” are to user accounts that placed one or more confirmed orders through the relevant platform during the previous twelve months, regardless of whether or not the buyer and seller settle the transaction;
●	“Ant Group” are to Ant Group Co., Ltd. (formerly known as Ant Small and Micro Financial Services Group Co., Ltd.), a company organized under the laws of the PRC on October 19, 2000 and, as context requires, its consolidated subsidiaries;
●	“Articles” or “Articles of Association” are to our Articles of Association (as amended and restated from time to time), adopted on September 2, 2014;
●	“board” or “board of directors” are to our board of directors, unless otherwise stated;
●	“business day” are to any day (other than a Saturday, Sunday or public holiday) on which banks in relevant jurisdictions are generally open for business;
●	“Cainiao Network” are to Cainiao Smart Logistics Network Limited, a company incorporated on May 20, 2015 under the laws of the Cayman Islands and our consolidated subsidiary, together with its subsidiaries;
●	“CCASS” are to the Central Clearing and Settlement System established and operated by Hong Kong Securities Clearing Company Limited, a wholly-owned subsidiary of Hong Kong Exchange and Clearing Limited;
●	“China” and the “PRC” are to the People’s Republic of China;

●	“Companies (WUMP) Ordinance” are to the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Chapter 32 of the Laws of Hong Kong), as amended or supplemented from time to time;
●	“CRM” are to customer relationship management;
●	“CSRC” are to the China Securities Regulatory Commission of the PRC;
●	“Deposit Agreement” are to the deposit agreement, dated as of September 24, 2014, as amended, among us, Citibank, N.A. and our ADS holders and beneficial owners from time to time;
●	“director(s)” are to member(s) of our board, unless otherwise stated;
●	“DTC” are to The Depository Trust Company, the central book-entry clearing and settlement system for equity securities in the United States and the clearance system for our ADSs;
●	“Ele.me” are to Rajax Holding, a company incorporated under the laws of the Cayman Islands on June 8, 2011 and our consolidated subsidiary, and, except where the context otherwise requires, its consolidated subsidiaries and its affiliated consolidated entities, including its variable interest entities and their subsidiaries; where the context requires, also refers to our on-demand delivery and local services platform under the Ele.me brand;
●	“Enhanced VIE Structure” are to our enhanced structure for variable interest entities as described in “Item 4. Information on the Company — C. Organizational Structure”;
●	“ERP” are to enterprise resource planning;
●	“EU” are to the European Union;
●	“FMCG” are to fast-moving consumer goods;
●	“foreign private issuer” are to such term as defined in Rule 3b-4 under the U.S. Exchange Act;
●	“Gartner” are to Gartner, Inc.; the Gartner content described herein (the “Gartner Content”) represent(s) research opinion or viewpoints published, as part of a syndicated subscription service, by Gartner, Inc. (“Gartner”), and are not representations of fact; Gartner Content speaks as of its original publication date (and not as of the date of this annual report), and the opinions expressed in the Gartner Content are subject to change without notice. GARTNER and Magic Quadrant are registered trademarks of Gartner, Inc. and/or its affiliates in the U.S. and internationally and is used herein with permission. All rights reserved. Gartner does not endorse any vendor, product or service depicted in its research publications, and does not advise technology users to select only those vendors with the highest ratings or other designation. Gartner research publications consist of the opinions of Gartner’s research organization and should not be construed as statements of fact. Gartner disclaims all warranties, expressed or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose;
●	“GDP” are to gross domestic product;
●	“GDPR” are to the EU General Data Protection Regulation;
●	“GMV” are to the value of confirmed orders of products and services on our marketplaces, regardless of how, or whether, the buyer and seller settle the transaction; GMV in reference to our total GMV transacted in the Alibaba Ecosystem includes GMV transacted through our platforms by consumers with accounts on our platforms; our calculation of GMV includes shipping charges paid by buyers to sellers; as a prudential matter aimed at eliminating any influence on our GMV of potentially fraudulent transactions, we exclude from our calculation of GMV transactions in certain product categories over certain amounts and transactions by buyers in certain product categories over a certain amount per day;
●	“HK$” or “Hong Kong dollars” are to Hong Kong dollars, the lawful currency of Hong Kong;

●	“Hong Kong” or “HK” or “Hong Kong S.A.R.” are to the Hong Kong Special Administrative Region of the PRC;
●	“Hong Kong Listing Rules” are to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended or supplemented from time to time;
●	“Hong Kong Share Registrar” are to Computershare Hong Kong Investor Services Limited;
●	“Hong Kong Stock Exchange” are to The Stock Exchange of Hong Kong Limited;
●	“IaaS” are to infrastructure-as-a-service;
●	“ICP(s)” are to Internet content provider(s);
●	“IDC” are to International Data Corporation, a research institution;
●	“Intime” are to Intime Retail (Group) Company Limited, a company incorporated under the laws of the Cayman Islands on November 8, 2006 and our consolidated subsidiary and, except where the context otherwise requires, its consolidated subsidiaries;
●	“IoT” are to Internet of things;
●	“IT” are to information technology;
●	“Junao” are to Hangzhou Junao Equity Investment Partnership (Limited Partnership), a limited liability partnership incorporated under the laws of the PRC;
●	“Junhan” are to Hangzhou Junhan Equity Investment Partnership (Limited Partnership), a limited liability partnership incorporated under the laws of the PRC;
●	“KOL” are to key opinion leaders;
●	“Lazada” are to Lazada South East Asia Pte. Ltd., a company incorporated under the laws of the Republic of Singapore on January 19, 2012 and our consolidated subsidiary, and, except where the context otherwise requires, its consolidated subsidiaries and affiliated consolidated entities;
●	“M&A Rules” are to the Rules on the Merger and Acquisition of Domestic Enterprises by Foreign Investors jointly issued by MOFCOM, SASAC, STA, CSRC, SAIC and SAFE on August 8, 2006, effective on September 8, 2006 and further amended on June 22, 2009 by the MOFCOM;
●	“major subsidiaries” are to the subsidiaries identified in our corporate structure chart in “Item 4. Information on the Company — C. Organizational Structure”;
●	“major variable interest entities” or “major VIEs” are to the variable interest entities that account for a significant majority of total revenue and assets of the variable interest entities as a group as described in “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Variable Interest Entity Financial Information”;
●	“Memorandum” are to our memorandum of association (as amended from time to time);
●	“MIIT” are to the Ministry of Industry and Information Technology of the PRC;
●	“MOF” are to the Ministry of Finance of the PRC;
●	“MOFCOM” are to the Ministry of Commerce of the PRC;
●	“NDRC” are to the National Development and Reform Commission of the PRC;

●	“NYSE” are to the New York Stock Exchange;
●	“orders” unless the context otherwise requires, are to each confirmed order from a transaction between a buyer and a seller for products and services on the relevant platform, even if the order includes multiple items, during the specified period, whether or not the transaction is settled;
●	our “wholesale marketplaces” or “B2B business” are to 1688.com and Alibaba.com, collectively;
●	“P4P” are to pay-for-performance;
●	“PaaS” are to platform-as-a-service;
●	“PBOC” are to the People’s Bank of China;
●	“PCAOB” are to the Public Company Accounting Oversight Board;
●	“PRC government” or “State” are to the central government of the PRC, including all political subdivisions (including provincial, municipal and other regional or local government entities) and its organs or, as the context requires, any of them;
●	“Principal Share Registrar” are to Maples Fund Services (Cayman) Limited;
●	“PUE” or “power usage effectiveness” are to the ratio of total amount of energy used by a computer data center facility to the energy delivered to computing equipment;
●	“QuestMobile” are to QuestMobile, a research institution;
●	“representative variable interest entities” or “representative VIEs” are to the variable interest entities identified in our corporate structure chart in “Item 4. Information on the Company — C. Organizational Structure”;
●	“RMB” or “Renminbi” are to Renminbi, the lawful currency of the PRC;
●	“RSU(s)” are to restricted share unit(s);
●	“SaaS” are to software-as-a-service;
●	“SAFE” are to the State Administration of Foreign Exchange of the PRC, the PRC governmental agency responsible for matters relating to foreign exchange administration, including local branches, when applicable;
●	“SAIC” are to State Administration for Industry and Commerce of the PRC, which has been merged into SAMR;
●	“SAMR” are to the State Administration for Market Regulation of the PRC;
●	“SAPA” are to a share and asset purchase agreement by and among us, Ant Group, Altaba, SoftBank and the other parties named therein, dated August 12, 2014, together with any subsequent amendments as the context requires;
●	“SASAC” are to State-owned Assets Supervision and Administration Commission of the State Council of the PRC;
●	“SEC” are to the United States Securities and Exchange Commission;
●	“SFC” are to the Securities and Futures Commission of Hong Kong;
●	“SFO” are to the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended or supplemented from time to time;

●	“Share Split” are to the subdivision of each ordinary share into eight Shares, pursuant to which the par value of our Shares was correspondingly changed from US$0.000025 per Share to US$0.000003125 per Share, with effect from July 30, 2019; immediately after the Share Split became effective, our authorized share capital became US$100,000 divided into 32,000,000,000 Shares of par value US$0.000003125 per Share;
●	“shareholder(s)” are to holder(s) of Shares and, where the context requires, ADSs;
●	“Share(s)” or “ordinary share(s)” are to ordinary share(s) in our capital with par value of US$0.000003125 each;
●	“SMEs” are to small and medium-sized enterprises;
●	“SoftBank” are to SoftBank Group Corp. (formerly known as SoftBank Corp.), and, except where the context otherwise requires, its consolidated subsidiaries;
●	“STA” are to the State Taxation Administration of the PRC;
●	“Sun Art” are to Sun Art Retail Group Limited, a company incorporated under the laws of Hong Kong on December 13, 2000 with limited liability, the shares of which are listed on the Main Board of the Hong Kong Stock Exchange (Stock Code: 6808), and except where the context requires, its consolidated subsidiaries;
●	“Takeovers Codes” are to Hong Kong’s Codes on Takeovers and Mergers and Share Buy-backs issued by the SFC;
●	“UK” are to the United Kingdom of Great Britain and Northern Ireland;
●	“U.S.” or “United States” are to the United States of America, its territories, its possessions and all areas subject to its jurisdiction;
●	“US$” or “U.S. dollars” are to the lawful currency of the United States;
●	“U.S. Exchange Act” are to the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;
●	“U.S. GAAP” are to accounting principles generally accepted in the United States;
●	“U.S. Securities Act” are to the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder;
●	“USTR” are to the Office of the U.S. Trade Representative;
●	“variable interest entities” or “VIE(s)” are to the variable interest entities that are incorporated and owned by PRC citizens or by PRC entities owned and/or controlled by PRC citizens, where applicable, that hold the ICP licenses, or other business operation licenses or approvals, and generally operate the various websites and/or mobile apps for our Internet businesses or other businesses in which foreign investment is restricted or prohibited, and are consolidated into our consolidated financial statements in accordance with U.S. GAAP;
●	“VAT” are to value-added tax; all amounts are exclusive of VAT in this annual report except where indicated otherwise;
●	“VIE structure” or “Contractual Arrangements” are to the variable interest entity structure;
●	“Youku” are to Youku Tudou Inc., a company incorporated under the laws of the Cayman Islands on September 20, 2005 and our indirect wholly-owned subsidiary, and, except where the context otherwise requires, its consolidated subsidiaries and its affiliated consolidated entities, including its variable interest entities and their subsidiaries; where the context requires, Youku also refers to our online video platform under the Youku brand; and

x

●	“Yunfeng Fund(s)” are to one or more Yunfeng investment funds established by Yunfeng Capital Limited or its affiliates, in which Jack Ma currently holds minority interest in the general partners.

Exchange Rate Information

Our reporting currency is the Renminbi. This annual report contains translations of Renminbi and Hong Kong dollar amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise stated, all translations of Renminbi and Hong Kong dollars into U.S. dollars and from U.S. dollars into Renminbi in this annual report were made at a rate of RMB6.3393 to US$1.00 and HK$7.8325 to US$1.00, the respective exchange rates on March 31, 2022 set forth in the H.10 statistical release of the Federal Reserve Board. The translation of Renminbi into U.S. dollars for the 2021 GMV of 11.11 Global Shopping Festival was made at RMB6.3907 to US$1.00, the middle rate on October 29, 2021 as published by the PBOC. We make no representation that any Renminbi, Hong Kong dollar or U.S. dollar amounts referred to in this annual report could have been, or could be, converted into U.S. dollars, Renminbi or Hong Kong dollars, as the case may be, at any particular rate or at all. On July 15, 2022, the noon buying rate for Renminbi and Hong Kong dollars was RMB6.7565 to US$1.00 and HK$7.8499 to US$1.00, respectively.

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements. These statements are made under the “safe harbor” provision under Section 21E of the U.S. Exchange Act, and as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “future,” “aim,” “estimate,” “intend,” “seek,” “plan,” “believe,” “potential,” “continue,” “ongoing,” “target,” “guidance,” “is/are likely to” or other similar expressions. The forward-looking statements included in this annual report relate to, among others:

●	our growth strategies and business plans;
●	our future business development, results of operations and financial condition;
●	our continuing investments in our businesses;
●	trends in commerce, cloud computing and digital media and entertainment industries and the other industries in which we operate, both in China and globally, as well as trends in overall technology;
●	competition in our industries;
●	fluctuations in general economic and business conditions in China and globally;
●	expected changes in our revenues and certain cost and expense items and our margins;
●	the completion of our investment transactions and regulatory approvals as well as other conditions that must be met in order to complete investment transactions;
●	expected results of regulatory investigations, litigations and other proceedings;
●	international trade policies, protectionist policies and other policies (including those relating to export control and economic or trade sanctions) that could place restrictions on economic and commercial activity;
●	the regulatory environment in which we and companies integral to our ecosystem, including Ant Group, operate in China and globally;
●	impacts of the COVID-19 pandemic;
●	our sustainability goals; and
●	assumptions underlying or related to any of the foregoing.

Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include but are not limited to the following: our corporate structure, including the VIE structure we use to operate certain businesses in the PRC, our ability to maintain the trusted status of our ecosystem; risks associated with sustained investments in our businesses; our ability to maintain or grow our revenue or business, including expanding our international and cross border businesses and operations; risks associated with our acquisitions, investments and alliances; uncertainties arising from competition among countries and geopolitical tensions, including protectionist or national security policies; uncertainties and risks associated with a broad range of complex laws and regulations (including in the areas of anti-monopoly and anti-unfair competition, consumer protection, data security and privacy protection and regulation of Internet platforms) in the PRC and globally; cybersecurity risks; fluctuations in general economic and business conditions in China and globally; impacts of the COVID-19 pandemic and assumptions underlying or related to any of the foregoing. Please also see “Item 3. Key Information — D. Risk Factors.”

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

ITEM 3.    KEY INFORMATION

B.   Capitalization and Indebtedness

Not Applicable.

C.   Reasons for the Offer and Use of Proceeds

Not Applicable.

D.   Risk Factors

Summary of Risk Factors

Investing in our company may involve significant risks. Alibaba Group Holding Limited is a Cayman Islands holding company. It does not directly engage in business operations itself. Due to PRC legal restrictions on foreign ownership and investment in certain industries, we, similar to all other entities with foreign-incorporated holding company structures operating in our industry in China, operate through VIEs our Internet businesses and other businesses in which foreign investment is restricted or prohibited in the PRC. The VIEs are incorporated and owned by PRC citizens or by PRC entities owned and/or controlled by PRC citizens, and not by our company. We have entered into certain contractual arrangements which collectively enable us to exercise effective control over the VIEs and realize substantially all of the economic risks and benefits arising from the VIEs. As a result, we include the financial results of each of the VIEs in our consolidated financial statements in accordance with U.S. GAAP. Investors in our ADSs and Shares are purchasing equity securities of a Cayman Islands holding company rather than equity securities issued by our consolidated subsidiaries and the VIEs. See “Item 4. Information on the Company — C. Organizational Structure” for more details. See “ — Risks Related to Our Corporate Structure” for risks involving the VIE structure.

In addition, we face various legal and operational risks and uncertainties as a company based in and primarily operating in China. The PRC government has significant authority to oversee and regulate the business operations of a China-based company like us, including overseas listing and overseas fundraisings. See “ — Risks Related to Doing Business in the People’s Republic of China.”

A summary of the risk factors is set forth below, you should read this summary together with the detail risk factors set forth in this annual report.

Risks and uncertainties related to our business and industry include risks and uncertainties associated with the following:

●	our ability to maintain the trusted status of our ecosystem, and to maintain and improve the network effects of our ecosystems;
●	the impact of sustained investment in our businesses on our margins and net income, and our ability to maintain or grow our revenue or our business, as well as the management, operational and financial challenges we face in growing our business and operations;
●	our ability to compete effectively;
●	our ability to maintain our culture and continue to innovate and adapt to changes in our industry;

●	risks relating to our acquisitions, investments and alliances, as well as regulatory approval and review requirements for acquisitions;
●	challenges in expanding our international and cross-border businesses and operations;
●	economic slowdowns, and the impact of widespread health epidemics or natural disasters;
●	international trade or investment policies, barriers to trade or investment and geopolitical conflicts, as well as export control, economic or trade sanctions and the trend towards trade and technology “de-coupling”;
●	reputational and other risks due to business dealings by, or connections of, merchants or consumers on our marketplaces with sanctioned countries or persons;
●	risks arising from the broad range of evolving laws and regulations that affect our business;
●	risks relating to Ant Group and Alipay, including our reliance on Alipay to conduct substantially all of the payment processing and all of the escrow services on our marketplaces, their regulatory compliance risks and our potential conflicts of interests with them;
●	potential claims or regulatory actions under competition laws against us, and other potential material litigation and regulatory proceedings;
●	the improper use or disclosure of data and the effect of complex and evolving regulations regarding privacy and data protection;
●	security breaches and cyberattacks;
●	our ability to maintain or improve our technology infrastructure, risks relating to the performance, reliability and security of the Internet infrastructure and the effect of network interruptions;
●	our ability to attract, motivate and retain our staff, including key management and experience and capable personnel;
●	fraudulent or illegal activities by our employees, business partners and service providers, and risks relating to third-party service providers and ecosystem participants;
●	the quality of logistics services provided by logistics service providers and Cainiao;
●	potential liability arising from content on our platforms or in our services;
●	alleged pirated, counterfeit or illegal items or content, allegations of infringements of intellectual property rights or content restriction violations, and our ability to protect our intellectual property rights;
●	the effect of any fraud perpetuated and fictitious transactions conducted in our ecosystem;
●	potential claims under consumer protection laws;
●	tax compliance efforts that may affect our merchants;
●	effects of public scrutiny, or aggressive marketing and communication strategies of our competitors;
●	quarter-to-quarter fluctuations of our results of operations;
●	our ability to comply with the terms of our indebtedness and to raise additional capital, as well as interest rate risks; and
●	the potential insufficiency of insurance coverage.

Risks and uncertainties related to our corporate structure that may arise from the following:

●	our shareholders’ limited ability to nominate and elect directors;
●	differences among the interests of the Alibaba Partnership, SoftBank and our shareholders;
●	anti-takeover provisions in our Articles of Association;
●	our shareholders do not hold equity securities of our subsidiaries and the VIEs that have substantive business operations in China;
●	risks and uncertainties relating to the VIE structure, including regulatory risks and uncertainties; limitations of contractual arrangements in providing control over the VIEs; potential failure by the VIEs or their equity holders to perform their obligations; potential loss of the ability to use, or otherwise benefit from, the licenses, approvals and assets held by the VIEs; potential conflicts of interests between us and the equity holders, directors and executive officers of the VIEs; as well as potential scrutiny of the contractual arrangements with the VIEs by the PRC tax authority.

Risks and uncertainties related to doing business in the PRC include risks and uncertainties associated with the following:

●	Changes and developments in the political and economic policies of the PRC government, and uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations;
●	potential delisting of our ADSs from the U.S. pursuant to the HFCA Act;
●	PRC regulations relating to investments in offshore companies and employee equity incentive plans;
●	our reliance on dividends, loans and other distributions on equity paid by our operating subsidiaries in China, restrictions on currency exchange or outbound capital flows and fluctuations in exchange rates;
●	the potential impact of PRC laws and regulations related to Internet advertisement;
●	the possibility that we may be subject to PRC income tax on our global income, and potential discontinuation of preferential tax treatments we currently enjoy; and
●	the possibility that dividends payable to foreign investors and gains on the sale of our securities by our foreign investors may become subject to PRC taxation, and uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises or other assets attributed to a PRC establishment of a non-PRC company.

Risks related to our ADSs and Shares include risks and uncertainties associated with the following:

●	volatilities in the trading prices of our securities, the substantial future sales or perceived potential sales of our securities, and the sustainability of active trading markets for our securities, as well as our different practices as to certain matters compared with many other companies listed in Hong Kong;
●	different characteristics of the capital markets in Hong Kong and the U.S., and the possibility of a public offering and listing of our equity securities in Shanghai or Shenzhen;
●	the limited ability of our shareholders and U.S. authorities to bring actions against us;
●	our exemptions from certain NYSE corporate governance standards and certain disclosure requirements;
●	potential limitations on the ability of ADS holders to vote, transfer ADSs and receive distributions on our ordinary shares, and our discretionary proxy from the depositary of our ADSs;

●	the exchange between our Shares and our ADSs that may affect liquidity and/or trading prices of our securities and cause delays;
●	the possibility that we may become a passive foreign investment company;
●	uncertainty as to whether Hong Kong stamp duty will apply to the trading or conversion of our ADSs.

We discuss the various risks and uncertainties we are subject to in detail below.

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

Sustained investment in our businesses and our focus on long-term performance and maintaining the health of our ecosystem may negatively affect our margins and our net income.

We focus on the long-term interests of the participants in our ecosystem. We may continue to increase our spending and investments in our businesses, including investing in organic development and incubating new businesses, enhancing consumer experience and user engagement, supporting merchants and acquiring users, as well as enhancing our technology, logistics, supply chain and other long term capabilities. Although we believe these investments are crucial to our success and future growth, they will have the effect of increasing our costs and lowering our margins and profit, and this effect may be significant in the short term and potentially over longer periods. Certain of our businesses may have negative margins or margins that are lower than what our China commerce retail business has enjoyed in the past. For example, certain of our businesses, including direct sales, community marketplace, Taobao Deals, international commerce, local consumer services and digital media and entertainment, have incurred, and may continue to incur, losses. There can be no assurance that these investments will be able to generate the growth or profitability that we expect. Many of our businesses that are currently loss making may not turn profitable at our expected timing or at our expected scale, or at all. In addition, we expect that our margin will continue to be affected by the continuing shift in our revenue mix to our direct sales businesses.

We may not be able to maintain or grow our revenue or our business.

Our ability to continue to grow our revenue depends on a number of factors, including the number and engagement of consumers on our platforms, the value that we are able to offer to merchants, brands, retailers and other businesses, and our consumer insight and technology capabilities and infrastructure. See “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Factors Affecting Our Results of Operations — Our Ability to Create Value for Our Users and Generate Revenue” and “— Our Monetization Model.”

Our revenue growth also depends on our ability to continue to grow our core businesses, newly-developed businesses, as well as businesses we have acquired or which we consolidate. We are exploring and will continue to explore in the future new business initiatives, including in industries and markets in which we have limited or no experience, as well as new business models, that may be untested. Developing new businesses, initiatives and models requires significant investments of time and resources, and may increase our costs and present new and difficult technological and operational challenges. Particularly in the commerce space, we face various challenges while facilitating the convergence of online and offline retail and digitalization of offline business operations.

Growing our existing and new businesses, such as direct sales business and local consumer services business, also involve compliance and other risks, including impairments or write-offs of inventory and other assets, potential labor disputes, worker safety, minimum wage and social insurance requirements, including offering minimum wage and providing social insurance for delivery riders, as well as industry and regulatory changes that may result in significant increase in compliance costs, and/or require us to change our operation and business models or practices. For example, as we continue to grow our direct sales businesses, we face new and increased risks. These risks include those relating to inventory procurement and management, such as failure to stock sufficient inventory to meet demands or additional costs or write-offs resulting from overstocking, supply chain management, relationships with suppliers, accounts receivable and related potential impairment charges. There are also risks relating to new and heightened regulatory requirements and increased liabilities to which we are subject as operators of direct sales businesses, including those relating to consumer protection, customs and permits and licenses, and allegations of unfair business practices, such as alleged favorable treatment of our own services and products, including those offered by our direct sales business and cloud business, over third-party services and products on our platforms. Failure to adequately address these and other risks and challenges relating to our direct sales business may harm our relationship with suppliers, consumers, merchants and other service providers on our platforms, adversely affect our business and results of operations and subject us to regulatory scrutiny or liabilities. In addition, many of our businesses, such as livestreaming and marketing services provided by Alimama, may face quickly evolving regulations and increasing compliance risks in a wide range of areas, including platform liability, content, data security, consumer protection and taxation, which may lead to regulatory investigations, penalties and liabilities that may materially and adversely affect our business operations and share price.

These additional costs and risks may materially and adversely affect our business and financial condition, subject us to regulatory scrutiny and liabilities, damage our reputation, and negatively affect the price of our ADSs, Shares and/or other securities. We may encounter difficulties or setbacks in the execution of various growth strategies, including in relation to our direct sales business, which accounts for a significant portion of our revenue, and our growth strategies may not generate the returns we expect within the timeframe we anticipate, or at all.

In addition, our overall or segment revenue growth may slow or our revenues may decline for other reasons, including increasing customer acquisition costs, increasing competition, slowing macroeconomic environment, inflation, disruptions to China’s economy or the global economy from pandemics, natural disasters, armed conflicts or other events, as well as changes in the geopolitical landscape, government policies or general economic conditions. As our revenue grows to a higher base level, our revenue growth rate may slow in the future. Furthermore, due to the size and scale we have achieved, our user base may not continue to grow as quickly or at all.

If we are unable to compete effectively, our business, financial condition and results of operations would be materially and adversely affected.

We face increasingly intense competition, principally from established Chinese Internet companies and their respective affiliates, global and regional e-commerce players, cloud computing service providers and digital media and entertainment providers. These areas of our business are subject to rapid market change, the introduction of new business models, and the entry of new and well-funded competitors. Increased investments made and lower prices offered by our competitors may require us to divert significant managerial, financial and human resources in order to remain competitive, and ultimately may reduce our market share and negatively impact the profitability of our business. See also “Item 4. Information on the Company — B. Business Overview — Competition.”

Our ability to compete depends on a number of other factors as well, some of which may be beyond our control, including alliances, acquisitions or consolidations within our industries that may result in stronger competitors, technological advances, shifts in customer preferences and changes in the regulatory environment in the markets we operate. Existing and new competitors may leverage their established platforms or market positions, or introduce innovative business models or technologies, to launch highly engaging content, products or services that may attract a large user base and achieve rapid growth, which may make it more challenging for us to acquire new customers and materially and adversely affect our business expansion and results of operations.

In addition, if international players gain greater access to the China market, certain of our businesses, such as our cloud business and digital media and entertainment business, could be subject to greater competition and pricing pressure, which could reduce our margins or otherwise negatively affect our results of operations. As we acquire new businesses and expand into new industries and sectors, we face competition from major players in these industries and sectors. Moreover, as we continue to expand into markets outside of China, we increasingly face competition from domestic and international players operating in these markets, as well as potential geopolitical tensions, regulatory challenges and protectionist policies that may support domestic players in those markets. As we develop our platforms and other businesses, such as our direct sales businesses, we may also be perceived to compete with other participants in our ecosystem, such as certain merchants and retailers, which may negatively affect our relationships with them.

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

Our ability to maintain a healthy and vibrant ecosystem that creates strong network effects among consumers, merchants, brands, retailers and other participants is critical to our success. The extent to which we are able to maintain and strengthen these network effects depends on our ability to:

●	offer secure and open platforms for all participants and balance the interests of these participants;
●	provide a wide range of high-quality product, service and content offerings to consumers;
●	attract and retain a wide range of consumers, merchants, brands and retailers;
●	provide effective technologies, infrastructure and services that meet the evolving needs of consumers, merchants, brands, retailers and other ecosystem participants;
●	arrange secure and trusted payment settlement and escrow services;
●	comply with legal requirements and address user concerns with respect to data security and privacy;

●	improve our logistics data platform and coordinate fulfillment and delivery services with logistics service providers;
●	attract and retain third-party service providers that are able to provide quality services on commercially reasonable terms to our merchants, brands, retailers and other ecosystem participants;
●	maintain the quality of our customer service; and
●	continue adapting to the changing demands of the market.

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

Since our founding, our culture has been defined by our mission, vision and values, and we believe that our culture has been critical to our success. In particular, our culture has helped us serve the long-term interests of our customers, attract, retain and motivate employees and create value for our shareholders. We face a number of challenges that may affect our ability to sustain our corporate culture, including:

●	failure to identify, attract, promote and retain people who share our culture, mission, vision and values in leadership positions;
●	retirements and departures of founders, executives and members of the Alibaba Partnership, and failure to execute an effective management succession plan;
●	challenges of effectively incentivizing and motivating employees, including members of senior management, and in particular those who have gained a substantial amount of personal wealth related to share-based awards;
●	the increasing size, complexity, geographic coverage and cultural diversity of our businesses and workforce;
●	challenges in managing a workforce that is expanding through organic growth and acquisitions, in providing effective training to this workforce, and in promoting a culture of compliance with laws and regulations and preventing misconduct among our employees and participants in our ecosystem;
●	competitive pressures to move in directions that may divert us from our mission, vision and values;
●	the pressure from the public markets to focus on short-term results instead of long-term value creation; and
●	the increasing need to develop expertise in new areas of business, such as direct sales business, consumer services and expansion of our logistics network services.

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

We have acquired and invested in a large number and a diverse range of businesses, including those in different countries and regions, technologies, services and products in recent years. We have also made investments of varying sizes in joint ventures. From time to time, we may have a number of pending investments and acquisitions that are subject to closing conditions and risks of failure to close. See “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Recent Investment, Acquisition and Strategic Alliance Activities.” As we continue to invest in our ecosystem, we expect to continue to evaluate and consider a wide array of potential strategic transactions as part of our overall business strategy, including business combinations, acquisitions and dispositions of businesses, technologies, services, products and other assets, as well as strategic investments, joint ventures and alliances. At any given time we may be engaged in discussing or negotiating a range of these types of transactions. These transactions involve significant challenges and risks, including:

●	difficulties in, and significant and unanticipated additional costs and expenses resulting from, integrating into our business the large number of personnel, operations, products, services, technology, internal controls and financial reporting of the businesses we acquire;
●	disruption of our ongoing business, distraction of and significant time and attention required from our management and employees and increases in our expenses;

●	departure of skilled professionals and proven management teams of acquired businesses, as well as the loss of established client relationships of those businesses we invest in or acquire;
●	for investments over which we may not obtain management and operational control, we may lack influence over the controlling partners or shareholders, or may not have aligned interests with those of our partners or other shareholders;
●	additional or conflicting regulatory requirements, heightened restrictions on and scrutiny of investments, acquisitions and foreign ownership in other jurisdictions, on national security grounds or for other reasons, regulatory requirements such as filings and approvals under the anti-monopoly and competition laws, rules and regulations; the risk that acquisitions or investments may fail to close, due to political and regulatory challenges or protectionist policies, as well as related compliance and publicity risks;
●	actual or alleged misconduct, unscrupulous business practices or non-compliance by us or any company we acquire or invest in or by its affiliates or current or former employees, whether before, during or after our acquisition or investments;
●	difficulties in identifying and selecting appropriate targets and strategic partners, including potential loss of opportunities for strategic transactions with competitors of our investee companies and strategic partners;
●	difficulties in conducting sufficient and effective due diligence on potential targets and unforeseen or hidden liabilities or additional incidences of non-compliance, operating losses, costs and expenses that may adversely affect us following our acquisitions or investments or other strategic transactions;
●	negative impact on our cash and credit profile from loans to or guarantees for the benefit of equity method investees;
●	losses arising from disposal of investments or de-consolidation of businesses; and
●	actual or potential impairment charges or write-offs of investments in equity method investees or intangible assets (including intellectual property we acquire), and goodwill recorded in connection with invested businesses, particularly investments in publicly traded companies, in the event that a decline in fair value below the carrying value of our equity method investments is other-than-temporary, or the carrying amount of a reporting unit to which goodwill is allocated exceeds its fair value. See “Item 5. Operating and Financial Review and Prospects — E. Critical Accounting Estimates — Critical Accounting Policies and Estimates — Impairment Assessment on Investments in Equity Method Investees” and “—Impairment Assessment on Goodwill and Intangible Assets.”

These and other risks could lead to negative publicity, increased regulatory scrutiny, litigation, government inquiries, investigations, actions or penalties against us and the companies we invest in or acquire on the ground of non-compliance with regulatory requirements, or even against our other businesses, and may force us to incur significant additional expenses and allocate significant management and human resources to rectify or improve these companies’ corporate governance standards, disclosure controls and procedures or internal controls and systems. Due to business or financial underperformance, regulatory scrutiny or compliance reasons, we may need to divest interests in, or terminate business cooperation with, businesses and entities in which we have invested capital and other resources. See also “— PRC regulations regarding acquisitions impose significant regulatory approval and review requirements, which could make it more difficult for us to pursue growth through acquisitions and subject us to fines or other administrative penalties.” As a result, we may experience significant difficulties and uncertainties carrying out investments and acquisitions, and our growth strategy, reputation and/or the trading prices of our ADSs, Shares and/or other securities may be materially and adversely affected.

In addition, our strategic investments and acquisitions may adversely affect our financial results, at least in the short term. For example, acquisitions of, and continued investments in lower margin or loss-making businesses, such as Koala, Lazada, Cainiao and Sun Art, and the integration of our consumer services business, have negatively affected our margins and net income. Acquired businesses that are loss-making may continue to sustain losses and may not become profitable in the near future or at all. The performance of our current and future equity method investees may also adversely affect our net income. There can be no assurance that we will be able to grow our acquired or invested businesses, or realize returns, benefits of synergies and growth opportunities we expect in connection with these investments and acquisitions.

We face challenges in expanding our international and cross-border businesses and operations.

In addition to risks that generally apply to our acquisitions and investments, we face risks associated with expanding into an increasing number of markets where we have limited or no experience, we may be less well-known or have fewer local resources and we may need to localize our business practices, culture and operations. We also face protectionist or national security policies that could, among other things, hinder our ability to execute our business strategies and put us at a competitive disadvantage relative to domestic companies in other jurisdictions. The expansion of our international and cross-border businesses will also expose us to risks and challenges inherent in operating businesses globally, including:

●	challenges in replicating or adapting our company policies and procedures to operating environments different from that of China, including technology and logistics infrastructure;
●	challenges of maintaining efficient and consolidated internal systems, including IT infrastructure, and of achieving customization and integration of these systems with the other parts of our ecosystem;
●	lack of acceptance of our product and service offerings, and challenges of localizing our offerings to appeal to local tastes;
●	failure to understand cultural differences, local consumer behaviors and preferences and local business practices;
●	protectionist or national security policies that restrict our ability to:
●	invest in or acquire companies;
●	develop, import or export certain technologies, such as the national AI initiative proposed by the U.S. government;
●	utilize technologies that are deemed by local governmental regulators to pose a threat to their national security; or
●	obtain or maintain the necessary licenses and authorizations to operate our businesses;
●	the need for increased resources to manage regulatory compliance across our international businesses;
●	failure to attract and retain capable talent with international perspectives who can effectively manage and operate local businesses;
●	compliance with local laws and regulations, including those relating to e-commerce marketplaces and platforms, digital services, privacy and data security, such as the GDPR, consumer and labor protection, and environmental regulations, and increased compliance costs across different legal systems;
●	heightened restrictions and barriers on the transfer of data between different jurisdictions;
●	differing, complex and potentially adverse customs, import/export laws, tax rules and regulations or other trade barriers or restrictions, including significant delays in or even suspensions of customs clearance, which may be applicable to transactions conducted through our international and cross-border platforms, related compliance obligations and consequences of non-compliance, and any new developments in these areas;
●	compliance with new and evolving laws and regulations governing e-commerce and digital services and platforms, such as the Digital Services Act and Digital Markets Act proposed by the European Commission;
●	availability, reliability and security of international and cross-border payment systems and logistics infrastructure;
●	exchange rate fluctuations, which may have a material adverse effect on cross-border commerce businesses and businesses in the affected countries or regions; and

●	political instability and general economic or political conditions in particular countries or regions, including territorial or trade disputes, war and terrorism.

In addition, compliance with cross-border e-commerce tax laws that apply to our businesses will also affect a number of our businesses, increase our compliance costs and subject us to additional risks. Failure to manage these risks and challenges could negatively affect our ability to expand our international and cross-border businesses and operations as well as materially and adversely affect our business, financial condition and results of operations. For example, the European Union’s removal of value-added tax exemption for cross-border parcels valued below €22, which took effect in July 2021, has negatively affected our international commerce business.

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

The growth of China’s economy has slowed in recent years compared to prior years. There have also been concerns about the relationships among China and other Asian countries, the relationship between China and the United States, as well as the relationship between the United States and certain other Asian countries such as North Korea, which may result in or intensify potential conflicts in relation to territorial, regional security and trade disputes. See “— Changes in international trade or investment policies and barriers to trade or investment, and any ongoing geopolitical conflict, may have an adverse effect on our business and expansion plans, and could lead to the delisting of our securities from U.S. exchanges and/or other restrictions or prohibitions on investing in our securities.” The COVID-19 pandemic has severely disrupted business operations, supply chain and workforce availability across the world, leading to substantial declines in business activities that have negatively impacted and may continue to negatively impact our business, financial condition and results of operations. See “— An occurrence of a widespread health epidemic or other outbreaks or natural disasters could have a material adverse effect on our business, financial condition and results of operations.” Recently, the Russia-Ukraine conflict has resulted in significant disruptions to supply chains, logistics and business activities in the region that have negatively affected our international commerce business and Cainiao’s international logistics business, negatively impacting the number of orders and revenue of AliExpress and Cainiao and increasing the operating costs of Cainiao. The conflict has also caused, and continues to intensify, significant geopolitical tensions in Europe and across the globe. The resulting sanctions imposed are expected to have significant impacts on the economic conditions of the countries and markets targeted by such sanctions, and may have unforeseen, unpredictable secondary effects on global energy prices, supply chains and other aspects of the global economy, which increases logistics costs and negatively affects our business operations, such as Cainiao. Any disruptions or continuing or worsening slowdown, whether as a result of trade conflicts, the COVID-19 pandemic, the Russia-Ukraine conflict or other reasons, could significantly reduce commerce activities in China and globally, which could lead to significant reduction in merchants’ demand for and spending on the various services we offer, such as our marketing services, logistics services and cloud computing services. An economic downturn, whether actual or perceived, a further decrease in economic growth rates or an otherwise uncertain economic outlook in any market in which we operate could have a material adverse effect on business and consumer spending and, as a result, adversely affect our business, financial condition and results of operations.

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

Our business could be materially and adversely affected by the outbreak of a widespread health epidemic, such as COVID-19, swine flu, avian influenza, severe acute respiratory syndrome, Ebola or Zika; natural disasters, such as snowstorms, earthquakes, fires, floods and the effects of climate change (such as drought, floods and increased storm severity); or other events, such as wars, acts of terrorism, environmental accidents, power shortages or communication interruptions. The occurrence of a disaster or a prolonged outbreak of an epidemic illness or other adverse public health developments in China or elsewhere in the world could materially disrupt our industry and our business and operations, and have a material adverse effect on our business, financial condition and results of operations. For example, these events could cause a temporary closure of the facilities we use for our operations, significantly disrupt supply chains and logistics services or severely impact consumer behaviors and the operations of merchants, business partners and other participants in our ecosystem. Our operations could also be disrupted if any of our employees or employees of our business partners are suspected of contracting an epidemic disease, since this could require us or our business partners to quarantine some or all of these employees or disinfect the facilities used for our operations. In addition, our revenue and profitability could be materially reduced to the extent that a natural disaster, health epidemic or other outbreak harms the global or PRC economy in general.

In particular, the global outbreak of the COVID-19 pandemic is having a significant negative impact on the global economy, which has adversely affected our business and financial results. Starting in late January 2020, the COVID-19 pandemic triggered a series of lock-downs, social distancing requirements and travel restrictions that have significantly and negatively affected, and may continue to negatively affect, our various businesses in China, particularly our China commerce and local consumer services businesses. Our key international commerce businesses also experienced a negative impact. The COVID-19 pandemic also presented and may continue to present challenges to our business operations as well as the business operations of our merchants, business partners and other participants in our ecosystem, such as closure of offices and facilities, disruptions to or even suspensions of normal business and logistics operations, as well as restrictions on travel. It is not possible to determine the ultimate impact of the COVID-19 pandemic on our business operations and financial results, which is highly dependent on numerous factors, including the duration and spread of the pandemic and any resurgence of the COVID-19 pandemic in China or elsewhere, actions taken by governments, the response of businesses and individuals to the pandemic, the impact of the pandemic on business and economic conditions in China and globally, consumer demand, our ability and the ability of merchants, retailers, logistics service providers and other participants in our ecosystem to continue operations in areas affected by the pandemic and our efforts and expenditures to support merchants and partners and ensure the safety of our employees. The COVID-19 pandemic may continue to adversely affect our business and results of operations.

Changes in international trade or investment policies and barriers to trade or investment, and any ongoing geopolitical conflict, may have an adverse effect on our business and expansion plans, and could lead to the delisting of our securities from U.S. exchanges and/or other restrictions or prohibitions on investing in our securities.

In recent years, international market conditions and the international regulatory environment have been increasingly affected by competition among countries and geopolitical frictions. In particular, the U.S. government has advocated for and taken steps toward restricting trade in certain goods, particularly from China. The progress of trade talks between China and the United States is subject to uncertainties, and there can be no assurance as to whether the United States will maintain or reduce tariffs, or impose additional tariffs on Chinese products in the near future. The United States may take further actions to eliminate perceived unfair competitive advantages created by alleged manipulating actions. Changes to national trade or investment policies, treaties and tariffs, fluctuations in exchange rates or the perception that these changes could occur, and could adversely affect the financial and economic conditions in the jurisdictions in which we operate, as well as our international and cross-border operations, our financial condition and results of operations.

In addition, the United States is considering ways to limit U.S. investment portfolio flows into China. For example, in May 2020, under pressure from U.S. administration officials, the independent Federal Retirement Thrift Investment Board suspended its implementation of plans to change the benchmark of one of its retirement asset funds to an international index that includes companies in emerging markets, including China. China-based companies, including us and our related entities, may become subject to executive orders or other regulatory actions that may, among other things, prohibit U.S. investors from investing in these companies or delist the securities of these companies from U.S. exchanges. As a result, U.S. and certain other persons may be prohibited from investing in the securities of our company or our related entities, whether or not they are listed on U.S. exchanges. For example, in November 2020, the U.S. administration issued U.S. Executive Order 13959, prohibiting investments by any U.S. persons in publicly traded securities of certain Chinese companies that are deemed owned or controlled by the Chinese military. In May 2021, the American depositary shares of China Telecom, China Mobile and China Unicom were delisted from the NYSE to comply with this executive order. In June 2021, the U.S. administration expanded the scope of the executive order to Chinese defense and surveillance technology companies. Geopolitical tensions between China and the United States may intensify and the United States may adopt even more drastic measures in the future.

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

Additionally, China has issued regulations to give itself the ability to unilaterally nullify the effects of certain foreign restrictions that are deemed to be unjustified to Chinese individuals and entities. The Rules on Counteracting Unjustified Extra-territorial Application of Foreign Legislation and Other Measures promulgated by the MOFCOM on January 9, 2021, provide that, among other things, Chinese individuals or entities are required to report to the MOFCOM within 30 days if they are prohibited or restricted from engaging in normal business activities with third-party countries or their nationals or entities due to non-Chinese laws or measures; and the MOFCOM, following the decision of the relevant Chinese authorities, may issue prohibition orders contravening such non-Chinese laws or measures. Furthermore, on June 10, 2021, the Standing Committee of the National People’s Congress of China promulgated the Anti-foreign Sanctions Law. The Anti-foreign Sanctions Law prohibits any organization or individual from implementing or providing assistance in implementation of discriminatory restrictive measures taken by any foreign state against the citizens or organizations of China. In addition, all organizations and individuals in China are required to implement the retaliatory measures taken by relevant departments of the State Council of the PRC. Since the aforesaid laws and rules are relatively new, there exist high uncertainties as to how such regulations will be interpreted and implemented and how they would affect our business, results of operations or the trading prices of our ADSs, Shares and/or other securities.

Changes in laws and policy could negatively affect, for example, both export-focused businesses on AliExpress and Alibaba.com, as well as import-focused businesses on Tmall, Tmall Global and Koala. Conflicting regulatory requirements could also increase our compliance costs and subject us to regulatory scrutiny. Any further escalation in geopolitical tensions or a trade war, or news and rumors of any escalation, could affect activity levels within our ecosystem and have a material and adverse effect on our business, results of operations, and/or the trading prices of our ADSs, Shares and/or other securities. Any restrictions imposed by the United States or other countries on capital flows into China or China-based companies may prevent potential investors from investing in us, and the trading prices and liquidity of our ADSs, Shares and/or other securities may suffer as a result.

Geopolitical tensions and policy changes have also led to measures that could have adverse effects on China-based issuers, including the U.S. Holding Foreign Companies Accountable Act, which requires companies listed in the United States whose audit reports and/or auditors are not subject to review by the PCAOB to be subject to enhanced disclosure obligations and be subject to delisting if they do not comply with the requirements. See “— Risks Related to Doing Business in the People’s Republic of China — If our auditor is sanctioned or otherwise penalized by the PCAOB or the SEC as a result of failure to comply with inspection or investigation requirements, our financial statements will be determined to be not in compliance with the requirements of the U.S. Exchange Act or other laws or rules in the United States, which could ultimately result in our ADSs being delisted and materially and adversely affect our other securities.”

Export control, economic or trade sanctions and a heightened trend towards trade and technology “de-coupling” could negatively affect our business operations and subject us to regulatory investigations, fines, penalties or other actions and reputational harm, which could materially and adversely affect our competitiveness and business operations, as well as the trading prices of our ADSs, Shares and/or other securities.

The United Nations and a number of countries and jurisdictions, including China, the United States and the EU, have adopted various export control and economic or trade sanction regimes. In particular, the U.S. government and other governments have threatened and/or imposed export control, as well as economic and trade sanctions on a number of China-based companies. It is possible that the United States or other jurisdictions may impose further export control, sanctions, trade embargoes, and other heightened regulatory requirements on China and China-based companies in a wide range of areas such as sale or transfer of technologies, data security, emerging technologies, “dual-use” commercial technologies that could be deployed for surveillance or military purposes, import/export of technology, purchase and sale by Americans of securities of Chinese firms, or other restrictions or prohibitions on business activities. These regulatory requirements could (1) prohibit or restrict firms from selling, exporting, re-exporting or transferring certain technology, components, software and other items to China-based companies, (2) prohibit or restrict persons from entering into transactions with China-based companies, (3) prohibit or restrict China-based companies from accessing data, providing services in or operating in the sanctioning jurisdiction, or (4) prohibit purchases and sale of securities of Chinese firms, among other prohibitions or restrictions. In addition, Chinese companies, if targeted under U.S. economic sanctions, may lose access to the U.S. markets and the U.S. financial system, including the ability to use U.S. dollars to conduct transactions, settle payments or to maintain correspondent accounts with U.S. financial institutions. U.S. entities and individuals may not be permitted to do business with sanctioned companies and persons, and international banks and other companies may as a matter of law and/or policy decide not to engage in transactions with such companies. Moreover, certain reports have suggested that the U.S. government may use its influence to block Chinese financial institutions from using the SWIFT network that enables financial institutions to send and receive information about financial transactions, which may in turn adversely affect the ability of Chinese companies to access international payment, clearance and settlement networks.

These restrictions or sanctions, and similar or more expansive restrictions or sanctions that may be imposed by the United States or other jurisdictions in the future, whether directed against us, our affiliates, including Ant Group, or our business partners, may materially and adversely affect our and our technology partners’ abilities to acquire technologies, systems, devices or components that may be critical to our technology infrastructure, service offerings and business operations. As a result of heightened restrictions, we and our technology partners may be forced to develop equivalent technologies or components, or obtain equivalent technologies or components from sources outside the United States. We and they may not be able to do so in a timely manner and on commercially favorable or acceptable terms, or at all. These restrictions, sanctions, or other prohibitions could negatively affect our and our technology partners’ abilities to recruit research and development talent or conduct technological collaboration with scientists and research institutes in the United States, Europe or other countries, which could significantly harm our competitiveness, as well as increase our compliance costs and risks. These restriction, sanctions, or other prohibitions could also restrict our ability to operate in the United States or other jurisdictions. For example, U.S. entities and individuals with whom we have existing contractual or other relationships may be prohibited from continuing to do business with us, including performing their obligations under agreements involving our supply chain, logistics, software development, cloud services and other products and services. In addition, holders of our debt and equity securities may be required or forced to divest, which could result in significant loss to them.

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

Our business and results of operations, as well as the trading prices of our ADSs, Shares and/or other securities may be materially and negatively affected by current or future export control or economic and trade sanctions or developments. Export control and economic sanctions laws and regulations are complex and likely subject to frequent changes, and the interpretation and enforcement of the relevant regulations involve substantial uncertainties, which may be driven by political and/or other factors that are out of our control or heightened by national security concerns. The high level of uncertainty relating to potential actions and their timing and scope, as well as market rumors or speculation on potential actions, could also negatively and materially affect the trading prices of our ADSs, Shares and/or other securities.

Furthermore, if any of our expanding network of investee companies, global business partners, joint venture partners or other parties that have collaborative relationships with us or our affiliates, including Ant Group, were to become subject to sanctions or export control restrictions, this might result in significant negative publicity, governmental investigations and reputational harm, as well as losses from impairments or write-offs. Some of such companies, partners and other parties, including some of our investee companies, have become subject to sanctions or export control restrictions. For example, in connection with the Russia-Ukraine conflict, certain Russian shareholders of our AliExpress Russia joint venture have become subject to varying degrees of sanctions. While we believe that the risks are low, there is no assurance that the scope of sanctions will not expand to include AliExpress Russia or us.

Media reports on alleged violation of export control or economic and trade sanctions laws, or on uses of the technologies, systems or innovations that we develop, such as biometrics data analysis and artificial intelligence, for purposes which could be perceived as inappropriate or controversial, by us, our clients, business partners, investees or other parties not affiliated with or controlled by us, even on matters not involving us, could damage our reputation and lead to regulatory investigations, fines and penalties against us. Such fines and penalties may be significant, and if we were publicly named or investigated by any regulator on the basis of suspected or alleged violations of export control or economic and trade sanctions laws and rules, even in situations where the potential amount or fine involved may be relatively small, our reputation could be significantly harmed. Any of these circumstances may cause the trading prices of our ADSs, Shares and/or other securities to decline significantly, and materially reduce the value of your investment in our ADSs, Shares and/or other securities.

We may suffer reputational harm and the trading prices of our ADSs, Shares and/or other securities may decrease significantly due to business dealings by, or connections of, merchants or consumers on our marketplaces with sanctioned countries or persons.

The U.S. government imposes broad economic and trade restrictions on dealings with certain countries and regions, including the Crimea, certain regions affected by the Russia-Ukraine conflict, Cuba, Iran, North Korea and Syria, or the Sanctioned Countries, and numerous individuals and entities, including those designated as having engaged in activities relating to terrorism, drug trafficking, cybercrime, the rough diamond trade, proliferation of weapons of mass destruction or human rights violations, or the Sanctioned Persons. The U.S. government’s economic sanctions programs evolve or threaten to change frequently, including with respect to the Sanctioned Countries and other countries, such as Russia and Venezuela, and there are risks of further enhanced economic sanctions concerning these countries, among others. It is not, however, possible to predict with a reasonable degree of certainty how the regulatory environment concerning U.S. economic sanctions may develop. The United Nations, the EU, the UK, and other countries also impose economic and trade restrictions, including on certain Sanctioned Countries and Sanctioned Persons. Recently, the Russia-Ukraine conflict has resulted in additional sanctions imposed on Russia by the U.S., the EU, the UK, and other countries.

As a Cayman Islands company with the substantial majority of our subsidiaries and operations outside of the U.S., UK and EU, we are generally not required to comply with U.S., UK, and EU sanctions to the same extent as U.S., UK or EU entities. However, for companies like us, their U.S., UK, and EU subsidiaries, employees who are U.S. persons or UK or EU nationals, activities in the U.S., UK, or EU, activities involving U.S.-origin goods, technology or services, and certain conduct or dealings, among other activities, are subject to applicable sanctions requirements. We do not have employees or operations in any of the Sanctioned Countries, and, although our websites are open and available worldwide, we do not actively solicit business from the Sanctioned Countries or Sanctioned Persons. In the case of Alibaba.com, our aggregate cash revenue from members in these Sanctioned Countries in the fiscal year ended March 31, 2022 accounted for a negligible portion of our total revenue. In the case of AliExpress, Taobao and Tmall, an insignificant percentage of orders have been placed by consumers from the Sanctioned Countries, with a negligible amount of aggregate GMV in the fiscal year ended March 31, 2022 through transactions conducted voluntarily among merchants and consumers on these marketplaces. As all transaction fees on AliExpress, Taobao and Tmall are paid by merchants, primarily based in China, we do not earn any fees or commission from consumers in Sanctioned Countries in respect of transactions conducted on these platforms.

We have established a compliance program that aims to ensure our compliance with these economic and trade restrictions, as well as export control regimes. However, these laws and regulations are complex and subject to frequent change, including with respect to jurisdictional reach and the lists of countries, entities, individuals and technologies subject to sanctions and other regulatory controls. For example, the Uyghur Forced Labor Disclosure Act was re-introduced in the U.S. House of Representatives in March 2021. If enacted, this bill would require publicly-listed companies in the United States including us to disclose information about their supply chain links to China’s Xinjiang Autonomous Uyghur Region, or Xinjiang. In December 2021, the U.S. Senate and the House of Representatives passed the Uyghur Forced Labor Prevention Act, or the UFLP Act, which was signed into law on December 23, 2021. The UFLP Act prohibits from importation into the United States any goods, wares, articles, and merchandise mined, produced, or manufactured wholly or in part in Xinjiang, or by certain entities within Xinjiang. We may incur significant costs related to current, new or changing sanctions, embargoes, export controls programs or other restrictions and disclosure requirements, as well as negative publicity, investigations, fines, fees or settlements, which may be difficult to predict. We also could face increased compliance costs and risks as we expand globally and into additional businesses, such as cloud computing.

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

The industries in which we operate, including online and mobile commerce, local consumer services, logistics, cloud computing, digital media and entertainment and other online content offerings, as well as certain of our important business processes, including those that may be deemed as relating to payment and settlement of funds, are subject to government regulations in the PRC and other countries. These requirements may include requirements or restrictions relating to, among other things, the provision of certain regulated products or services through platforms, new and additional licenses, permits and approvals, renewals and amendments of licenses, or governance or ownership structures. Failure to obtain and maintain such required licenses or approvals may require us to adjust our business practices, increase our costs or subject us to fines, which materially and adversely affect our business and the trading prices of our ADSs, Shares and/or other securities.

We are subject to regulations in a wide range of areas, including, among others, anti-monopoly and anti-unfair competition, privacy and data protection and content. See “—Claims or regulatory actions under competition laws against us may result in our being subject to fines, constraints on our business and damage to our reputation.”; “— Our business is subject to complex and evolving domestic and international laws and regulations regarding privacy and data protection. These laws and regulations can be complex and stringent, and many are subject to change and uncertain interpretation, which could result in claims, changes to our data and other business practices, regulatory investigations, litigation, penalties, increased cost of operations, or declines in user growth or engagement, or otherwise affect our business.”; and “— We may be subject to liability for content available in our ecosystem that is alleged to be obscene, defamatory, libelous, socially destabilizing or otherwise unlawful.”

In particular, regulators in the PRC and other countries are increasingly focused on regulating digital platforms. For example, the PRC E-commerce Law, or the E-commerce Law, and the Measures for the Supervision and Administration of Online Trading, or the Online Trading Measures, impose a series of requirements on e-commerce platform operators, including requiring e-commerce platform operators to verify and update each merchant’s profile on a regular basis and monitor their market participant registration status. Other laws also impose obligations and limitations on online platform operators, including among others, taking measures to prevent and stop false and illegal advertisements and marketing information, improving technical measures for discovering and dealing with illegal or criminal activities on the platforms, and limiting an e-commerce platform operator’s ability to provide consumers with personalized shopping recommendations.

Large-scale Internet platforms, including us, are subject to more responsibilities and obligations than smaller platforms. For example, the draft Guidelines for Implementing Subject Responsibilities of Internet Platforms, or the Responsibilities Guidelines, set forth additional responsibilities for operators of super platforms, as defined in the draft Guidelines for Classification and Grading of Internet Platforms, or the Draft Classification Guidelines. These additional responsibilities include promoting interoperability between the services they provide and those provided by other platforms. The above guidelines have not been formally adopted, and substantial uncertainties still exist with respect to the enactment timetable, final content, interpretation and implementation of these guidelines and how they will affect our business operation. If adopted, certain of our platforms may be deemed as an operator of super platforms under the Classification Guidelines and will need to comply with additional requirements under the Responsibilities Guidelines. These requirements could result in significant additional compliance costs, subject us to higher liabilities or require us to change our business practices. Failure to comply with these requirements may subject us to suspension of business, rectification orders and fines. Due to our size, these guidelines may affect us more than our competitors. For example, certain third-party platforms, although offering products and services competing with our marketplaces, may not be deemed as operators of super platforms or even e-commerce operators and may be subject to less stringent requirements with respect to merchant regulation and consumer protection. Our platform governance measures in response to these requirements may lead to loss of merchants to those platforms, or to complaints or claims made against us by merchants on our platforms.

We face scrutiny and have from time to time been subject, and are likely again in the future to be subject, to inquiries and investigations from both PRC and foreign governments. We may face inquiries and investigations in a wide range of areas, including online content, alleged third-party intellectual property infringement, cybersecurity and privacy laws, competition laws and regulations, securities laws and regulations, cross-border trade, tax, investment activities, human rights, and allegedly fraudulent or other criminal transactions. As we further expand into international markets, we will also increasingly become subject to additional legal and regulatory compliance requirements as well as political and regulatory challenges, including scrutiny on data privacy and security and anti-money laundering compliance, on national security grounds or for other reasons, in foreign countries in which we conduct business or investment activities. Government authorities in the PRC and other countries or regions are likely to continue to issue new laws, rules and regulations and enhance enforcement of existing laws, rules and regulations in these industries, and the perception that new laws and regulations will be implemented or that more stringent enforcement may be put in place may further negatively impact the trading prices of our ADSs, Shares and/or other securities. Any failure, or perceived failure, by us to comply with such local laws and regulations could result in reputational damages, regulatory investigations, sanctions or court proceedings and subject us to legal liabilities, including criminal liabilities. As we continue to grow in scale and significance, we expect to face increased scrutiny, which will, at a minimum, result in our having to continue to increase our investment in compliance and related capabilities and systems, which could adversely affect our business, financial condition and results of operations.

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

In addition, certain commercial banks in China impose limits on the amounts that may be transferred by automated payment from users’ bank accounts to their linked accounts with third-party payment services. Although we believe the impact of these restrictions has not been and will not be significant in terms of the overall volume of payments processed for Taobao and Tmall, and automated payment services linked to bank accounts represent only one of many payment mechanisms that consumers may use to settle transactions, we cannot predict whether these and any additional restrictions that could be put in place would have a material adverse effect on our marketplaces.

Alipay’s and Ant Group’s other businesses are highly regulated and are required to comply with numerous complex and evolving laws, rules and regulations, including in the areas of online and mobile payment services, wealth management, financing and insurance. As Alipay and Ant Group’s other businesses expand their businesses and operations into more international markets, they will become subject to additional legal and regulatory risks and scrutiny. For example, Alipay or Ant Group’s other affiliates are required to maintain payment business licenses in the PRC and are also required to obtain and maintain other applicable payment, money transmitter or other related licenses and approvals in other countries or regions where they operate. In certain jurisdictions where Ant Group currently does not have the required licenses, Ant Group provides payment processing and escrow services through third-party service providers. If Ant Group or any of its partners fails to obtain and maintain all required licenses and approvals or otherwise fails to manage the risks relating to their businesses, if new laws, rules or regulations come into effect that impact Ant Group or its partners’ businesses, or if any of Ant Group’s partners ceases to provide services to Ant Group, its services could be suspended or severely disrupted, and its ability to continue to deliver payment services to us on preferential terms and other services and products to our consumers, merchants and other ecosystem participants may be undermined. Furthermore, our commercial arrangements with Alipay and Ant Group may be subject to anti-competition challenges.

If we needed to migrate to another third-party payment service or significantly expand our relationship with other third-party payment services, the transition would require significant time and management resources, and the third-party payment service may not be as effective, efficient or well-received by consumers, merchants, brands and retailers on our marketplaces. These third-party payment services also may not provide escrow services, and we may not be able to receive commissions based on GMV settled through these systems. We would also receive less, or lose entirely, the benefit of the commercial agreement with Ant Group and Alipay and may be required to pay more for payment processing and escrow services than we currently pay. There can be no assurance that we would be able to reach an agreement with an alternative payment service provider on acceptable terms or at all, and our business, financial condition and results of operations may be materially and adversely affected.

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

PRC regulators have enhanced their scrutiny over financial technology, or fintech, businesses, and have proposed or promulgated several new measures and rules to strengthen regulations over certain financial industries in which Ant Group operates, such as digital payment, wealth management, micro financing and insurance. See “— We rely on Alipay to conduct substantially all of the payment processing and all of the escrow services on our marketplaces. If services and products provided by Alipay or Ant Group’s other businesses are limited, restricted, curtailed or degraded in any way, or become unavailable to us or our users for any reason, our business may be materially and adversely affected.” Recently, Ant Group has also been in discussions with PRC regulators about its business. Following a meeting held by PRC financial regulators with Ant Group in December 2020, Ant Group announced that it would establish a rectification working group and bring the operation and development of its finance-related businesses in line with regulatory requirements raised at the meeting. On April 12, 2021, after a meeting with PRC financial regulators, Ant Group announced that under the regulators’ guidance, and in accordance with regulatory requirements, Ant Group had completed the formulation of its rectification plan, according to which Ant Group would apply to set up a financial holding company to ensure its financial-related businesses are fully regulated. To implement the rectification plan and comply with applicable new measures and rules, Ant Group may be required to spend significant time and resources and make changes to its businesses. As a result of regulatory developments, Ant Group’s business operations and growth prospects could be materially and adversely affected. Rectification and other regulatory requirements placed on Ant Group could in turn have a material adverse effect on us and the trading prices of our ADSs, Shares and/or other securities.

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

Claims or regulatory actions under competition laws against us may result in our being subject to fines, constraints on our business and damage to our reputation.

In recent years, the PRC government has stepped up enforcement against concentration of undertakings, cartel activities, monopoly agreements, unfair pricing, abusive behaviors by companies with market dominance and other anti-competitive activities. In December 2020, the PRC central government announced that strengthening anti-monopoly measures and preventing the disorderly expansion of capital has become one of its focuses in 2021, and the government targets to improve digital regulations and legal standards for the identification of platform enterprise monopolies, for the gathering, usage and management of data, and for the protection of consumer rights.

The PRC government is enhancing its anti-monopoly and anti-unfair competition laws and regulations, such as the Online Trading Measures which took effect on May 1, 2021 and the amended Anti-monopoly Law, which will come into effect on August 1, 2022 and will impose liabilities on cartel facilitators who aid others in the summation of anti-competitive agreements and prohibits platform operators with market dominance from favorable treatment of self-operated business. Such laws and regulations:

●	provide guidelines for the implementation of anti-monopoly and anti-unfair competition laws and regulations, including prohibition against the abuse of dominant market positions, especially in terms of favorable treatment of self-operated business, unreasonable restrictions on transactions, price manipulation, interference with merchants’ independent business operations, false or misleading marketing and the use of technical means to disrupt the normal operations of network products or services legally provided by other business operators and details of the review of concentration of undertakings;
●	strengthen enforcement of anti-monopoly and anti-unfair competition laws and regulations, including the regulation of monopolistic behaviors and monopoly agreements and price-related violations, such as below-cost pricing, price discrimination, manipulation of market prices and fraudulent pricing, as well as supervision of concentration of undertakings; and
●	increase legal liabilities, including greater penalties and criminal liabilities, for violations of anti-monopoly and anti-unfair competition laws and regulations.

See “Item 4. Information on the Company — B. Business Overview — Regulation — Regulation of Monopoly and Unfair Competition,” “Item 4. Information on the Company — B. Business Overview — Regulation —Regulation of Online and Mobile Commerce” and “Item 4. Information on the Company — B. Business Overview — Regulation — Regulation of Pricing.”

The SAMR, together with certain other PRC government authorities have been active in their oversight, including convening several administrative guidance meetings, focusing on the unfair competition acts in community group buying, the self-inspection and rectification by major Internet companies of possible violations of anti-monopoly, anti-unfair competition, data security, consumer protection, tax and other related laws and regulations, as well as the establishment of long-term mechanisms for fair market competition in the sharing consumption industry. While we have conducted self-inspections and undergone self-rectifications, we may still make further changes to our business practices, which may increase our compliance costs and adversely affect our business performance.

To comply with existing laws and regulations and new laws and regulations that may be enacted in the future, as well as administrative guidance and requirements by regulators from time to time, we may need to devote significant resources and efforts, including changing our business and pricing practices, restructuring our businesses and adjusting our investment activities, which may materially and adversely affect our business, growth prospects, reputation and the trading prices of our ADSs, Shares and/or other securities. We may also be subject to regulatory investigations, fines and other penalties, which could materially and adversely affect our business and reputation. The consequences of violating anti-monopoly and anti-unfair competition laws and regulations could be significant, including, for example, fines of up to 10% of revenue, suspension of business and revocation of business licenses. Due to the expansive scope of business activities the anti-monopoly and anti-unfair competition laws and regulations target to regulate, many of our businesses and practices, including our business models, pricing practices, promotional activities and cooperation with business partners, may be subject to regulatory scrutiny and significant penalties. Certain long-standing practices, such as our cross-platform user ID system, our traffic allocation approach and the manners in which we offer payment, logistics and other services to consumers may be subject to challenges by regulators, consumers, merchants and other parties. On December 24, 2020, the SAMR commenced an investigation on us pursuant to the PRC Anti-monopoly Law. Following the investigation, on April 10, 2021, the SAMR issued an administrative penalty decision finding that we violated provisions of the PRC Anti-monopoly Law prohibiting a business operator with a dominant market position from restricting business counterparties through exclusive arrangements without justifiable cause, and imposed a fine of RMB18.2 billion. The SAMR also issued an administrative guidance, instructing us to implement a comprehensive rectification program, and to file a self-assessment and compliance report to the SAMR for three consecutive years. In addition, the SAMR has imposed and in the future may further impose administrative penalties on various companies including us for failing to duly make filings as to their transactions subject to merger control review by the SAMR. See “— PRC regulations regarding acquisitions impose significant regulatory approval and review requirements, which could make it more difficult for us to pursue growth through acquisitions and subject us to fines or other administrative penalties.”

The PRC Anti-monopoly Law and Anti-unfair Competition Law also provide a private right of action for competitors, business partners or customers to bring anti-monopoly and anti-unfair competition claims against companies. In recent years, an increased number of companies have been exercising their right to seek relief under the PRC Anti-monopoly Law, Anti-unfair Competition Law and related judicial interpretations. Some of these companies, including our competitors, business partners and customers, have resorted to and may continue making public allegations or launching media campaigns against us, submitting complaints to regulators or initiating private litigation that targets our and our business partners’ prior and current business practices, such as our market approach with traffic resource allocation on our e-commerce platforms, which we base on multiple factors, and our alleged prior narrowly-deployed exclusive partnerships. For example, another e-commerce player in China has brought suit against us under the PRC Anti-monopoly Law in connection with such alleged exclusive partnership arrangements and is claiming a substantial amount of damages, and there may be other similar litigation in the future. See “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal and Administrative Proceedings — JD.com Lawsuit.” In the wake of the April 2021 SAMR administrative penalty decision, there may be other similar litigation in the future, and we may face increased challenges in defending ourselves in existing and future lawsuits brought against us pursuant to the PRC Anti-monopoly Law.

Allegations, claims, investigations, regulatory interviews, unannounced inspections, or other actions or proceedings under the anti-monopoly and anti-unfair competition laws and regulations, regardless of their merits, have caused, and may continue to cause, us to be subject to regulatory actions, such as profit disgorgement and heavy fines, significant amounts of damage payments or settlements, and constraints on our investments and acquisitions. We may be required to make further changes to some of our business practices and divest certain businesses, which could decrease the popularity of our businesses, products and services and cause our revenue and net income to decrease materially. Any of the above circumstances could materially and adversely affect our business, operations, reputation, brand, the trading prices of our ADSs, Shares and/or other securities.

PRC regulations regarding acquisitions impose significant regulatory approval and review requirements, which could make it more difficult for us to pursue growth through acquisitions and subject us to fines or other administrative penalties.

Under the PRC Anti-monopoly Law, companies undertaking certain investments and acquisitions relating to businesses in China must notify and obtain approval from the SAMR, before completing any transaction where the parties’ revenues in China exceed certain thresholds and the buyer would obtain control of, or decisive influence over, the other party or any transaction that would otherwise trigger merger control filing obligations. The SAMR, the Cyberspace Administration of China and other regulatory agencies in China are enhancing merger control review in key areas, including national interest and people’s livelihood, finance, technology and media. On August 8, 2006, six PRC regulatory agencies, including the MOFCOM, the SASAC, the STA, the SAIC, the CSRC, and the SAFE, jointly adopted the M&A Rules, which came into effect on September 8, 2006 and were amended on June 22, 2009. Under the M&A Rules, the approval of MOFCOM must be obtained in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire domestic companies affiliated with PRC enterprises or residents. Applicable PRC laws, rules and regulations also require certain merger and acquisition transactions to be subject to security review.

Under the currently effective PRC Anti-monopoly Law, due to the level of our revenues, our proposed acquisition of control of, or decisive influence over, any company with revenues within China of more than RMB400 million in the year prior to any proposed acquisition, would be subject to SAMR merger control review. In addition, a proposed transaction would be subject to SAMR merger control review if we have joint control of or joint decisive influence over any company with another party and where such other party has revenues within China of more than RMB400 million in the year prior to such transaction. Many of the transactions we undertook and may undertake could be subject to SAMR merger review. We have been fined, and expect to be subject to additional fines, which may be significant, for failing to obtain merger control approval for past acquisitions. Under the PRC Anti-monopoly Law, we may also be required to make divestitures or be subject to limitations on our business practices and other administrative penalties if regulators determine that we have failed to obtain the required approvals in relation to investments and acquisitions, which could materially and adversely affect our business operations and financial results as well as the trading prices of our ADSs, Shares and/or other securities.

The Provisions of the State Council of the PRC on the Thresholds for Filing of Concentration of Undertakings (Revised Draft for Public Comments) issued by the SAMR on June 27, 2022 propose to significantly raise the filing thresholds with respect to revenue, but at the same time subjecting certain transactions that do not meet the revenue threshold to filing obligations. See “Item 4. Information on the Company — B. Business Overview — Regulation — Regulation of Monopoly and Unfair Competition.” If adopted in current form, these provisions may subject transactions involving significant undertaking and between one party with large revenue, like us, and start-up enterprises, to filing obligations. Substantial uncertainties exist with respect to the enactment timetable, final content, interpretation and implementation of such draft provisions. The amended PRC Anti-monopoly Law, which will become effective on August 1, 2022, significantly raises the maximum fines for failure to file for merger control review, and introduces a “stop-clock mechanism” which may prolong the merger control review process. See “Item 4. Information on the Company — B. Business Overview — Regulation — Regulation of Monopoly and Unfair Competition.” Complying with the requirements of the relevant regulations to complete these transactions could be time-consuming, and any required approval processes, including approval from SAMR, may be uncertain and could delay or inhibit our ability to complete these transactions, which could affect our ability to expand our business maintain our market share or otherwise achieve the goals of our acquisition strategy.

According to the Regulations on Enterprise Outbound Investment issued by the NDRC in December 2017, which came into effect on March 1, 2018, we may also need to report to the NDRC relevant information on overseas investments with an amount of US$300 million or more in non-sensitive areas, and obtain the NDRC’s approval for our overseas investments in sensitive areas, if any, before the closing of the investments. According to the Draft Overseas Listing Regulations, if a Chinese overseas listed company issues overseas listed securities to acquire assets, such issuance would be subject to filing requirements. See “— There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations, and changes in policies, laws, rules and regulations in the PRC could adversely affect us.” Accordingly, these regulations may restrict our ability to make investments in some regions and industries overseas, and may subject any proposed investments to additional delays and increased uncertainty, as well as heightened scrutiny, including after the investments have been made.

Our ability to carry out our investment and acquisition strategy may be materially and adversely affected due to significant regulatory uncertainty as to the timing of receipt of relevant approvals or completion of relevant filings and whether transactions that we may undertake would subject us to fines or other administrative penalties and negative publicity and whether we will be able to complete investments and acquisitions in the future in a timely manner or at all.

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

Our business and technologies generate and process a large quantity of personal data. Our privacy policies concerning the collection, use and disclosure of personal data are posted on our platforms. We face risks inherent in handling and protecting large volumes of data, especially consumer data. In particular, we face a number of challenges relating to data from transactions and other activities on our platforms, including:

●	protecting the data in and hosted on our system, including against attacks on our system or unauthorized use by outside parties or fraudulent behavior or improper use by our employees;
●	addressing concerns, challenges, negative publicity and litigation related to data privacy, collection, use and actual or perceived sharing for promotional and other purposes (including cooperation and sharing among our own businesses, cooperation with business partners or mandatory disclosure to regulators), and concerns among the public about the alleged discriminatory treatment adopted by Internet platforms based on user profile, safety, security and other factors that may arise from our existing businesses or new businesses and technologies, such as new forms of data (for example, biometric data, location information and other demographic information); and
●	complying with applicable laws, rules and regulations relating to the collection (from users and other third-party systems or sources), use, storage, transfer, disclosure and security of personal data, including requests from data subjects and regulatory and government authorities.

These challenges are heightened as we expand our business into jurisdictions with different legal and regulatory regimes, such as the GDPR and the data localization rules to the Federal Law on Personal Data of Russia. There have been a number of reports on and litigation relating to incidents relating to data security and unauthorized use of user data by high-profile Internet and technology companies and their business partners. If our user data is improperly used or disclosed by any party, or if we were to be found in violation of any data-related laws, rules or regulations, including those relating to collection and use of user data, it could result in a loss of users, businesses and other participants from our ecosystem, suspension of service or blockage of access to mobile app services, loss of confidence or trust in our platforms, litigation, regulatory investigations, significant amounts of penalties or actions against us, significant damage to our reputation or even criminal liabilities, and have a material adverse effect on the trading prices of our ADSs, Shares and/or other securities, our business and prospects.

As permitted by our privacy policies and user agreements, we grant expressly limited access to specified data on our data platform to certain participants in our ecosystem that provide services to consumers, merchants, brands, retailers and other ecosystem participants. In addition, following the termination of data sharing agreement with Ant Group in July 2022, we and Ant Group will, to the extent necessary for each party to provide services to our respective customers, negotiate the terms of data sharing arrangements on a case-by-case basis and as permitted by applicable laws and regulations. Participants in our ecosystem, including Ant Group, face the same challenges inherent in handling and protecting large volumes of data. Any actual or perceived improper use of data by us or them, and any systems failure or security breach or lapse on our or their part that results in the release of user data could harm our reputation and brand and, consequently, our business, in addition to exposing us to potential legal liability or regulatory actions. This could also attract negative publicity from media outlets, privacy advocates, our competitors or others and could adversely affect the trading prices of our ADSs, Shares and/or other securities.

Our business is subject to complex and evolving domestic and international laws and regulations regarding privacy and data protection. These laws and regulations can be complex and stringent, and many are subject to change and uncertain interpretation, which could result in claims, changes to our data and other business practices, regulatory investigations, litigation, penalties, increased cost of operations, or declines in user growth or engagement, or otherwise affect our business.

Regulatory authorities in China and around the world have recently implemented, and may in the future continue to implement, further legislative and regulatory proposals concerning privacy and data protection, including particularly relating to the protection of personal information and cross-border data transmission, which could impose more stringent requirements on us. In addition, the interpretation and application of data protection laws are often uncertain, in flux and complicated. It is possible that existing or newly introduced laws and regulations, or their interpretation, application or enforcement, could significantly affect the value of our data, force us to change our data collection, data use and other business practices, cause us to incur significant compliance costs, and subject us to regulatory investigations, fines, suspension of businesses and revocation of licenses.

PRC regulatory authorities have increasingly focused on personal data and privacy protection, and promulgated a number of laws and regulations overseeing the collection and processing of personal information, including the Personal Information Protection Law and the Provisions on the Scope of Necessary Personal Information Required for Common Types of Mobile Internet Applications. These laws and regulations stipulate that (i) collection of personal information should be limited to the minimum scope necessary for achieving the processing purpose, in particular, mobile apps operators may not deny users’ basic functions and services when they opt out of the collection of unnecessary personal information, (ii) processing of personal information must be conducted with a specified and reasonable intention that is directly related to the processing purpose and in a manner that has the least impact on personal rights and interests, and (iii) entities handling personal information shall adopt necessary measures to safeguard the security of the personal information they handle. In addition, the Personal Information Protection Law requires information processors to obtain parental consent before collecting personal information of minors under the age of 14, and to adopt special rules on processing personal information of minors. Information processors are subject to liabilities for their information collection and processing activities, including correction, suspension or termination of their services as well as confiscation of illegal income, significant fines of up to 5% of revenue or other penalties. See “Item 4. Information on the Company — B. Business Overview — Regulation — Regulation of Data and Privacy Protection.” The Cyberspace Administration of China has named a number of mobile apps, including some of ours, in regulatory announcements for failure to comply with privacy and data security regulations, and ordered these apps to rectify their data collection and use practices. Moreover, PRC regulatory authorities have also enhanced their regulation on algorithm recommendation services. According to the Administrative Provisions on Internet Information Service Algorithm Recommendation, or the Algorithm Recommendation Provisions, which came into effect on March 1, 2022, algorithm recommendation service providers shall clearly inform users of their provision of algorithm recommendation services, and make public the basic principles, intentions, and main operating mechanisms of the algorithm recommendation services. Algorithm recommendation service providers selling goods or providing services to consumers shall also protect consumers’ rights of fair trade, and are prohibited from carrying out illegal conduct such as unreasonable differentiated treatment based on consumers’ preferences, purchase behavior, or such other characteristics. In the course of our business operations, we collect information of our customers and users, including personal information, and algorithmic recommendation service is extensively used in our business. Any failure to comply with laws and regulations relevant to personal data and privacy may result in administrative liabilities, including warnings, public denouncement, fines, enforcement orders requiring us to correct, or suspending us from posting new information, suspension of business or even criminal liabilities.

PRC regulatory authorities have also stepped up efforts in safeguarding cybersecurity through conducting cybersecurity reviews. The PRC Cybersecurity Law provides that personal information and important data collected and generated by operators of critical information infrastructure in the course of their operations in the PRC should be stored in the PRC, and the law imposes heightened regulation and additional security obligations on operators of critical information infrastructure. According to the Revised Cybersecurity Review Measures, which became effective in February 2022, operators of critical information infrastructure who purchase network products and services and network platform operators who carry out data processing activities that affect or may affect national security shall be subject to cybersecurity review. Relevant PRC governmental authorities may also initiate cybersecurity review if they determine certain network products, services, or data processing activities affect or may affect national security. See “Item 4. Information on the Company — B. Business Overview — Regulation — Regulation of Internet Security.” However, the scope of “network products or services or data processing activities that will or may affect national security” and the scope of operators of “critical information infrastructure” remain unclear. In 2021, the PRC government launched cybersecurity reviews against a number of mobile apps operated by several US-listed Chinese companies and prohibited relevant apps from registering new users during the review period. We expect that these areas will receive greater and continued attention and scrutiny from regulators and the public going forward, which could increase our compliance costs and subject us to heightened risks and challenges associated with data security and protection, as well as negative publicity. If we are unable to manage these risks, we could become subject to penalties, including fines, suspension of business, prohibition against new user registration (even for a short period of time) and revocation of required licenses, and our reputation and results of operations could be materially and adversely affected. Moreover, in November 2021, the Cybersecurity Administration of China promulgated Draft Regulations on Network Data Security Management, or the Draft Cyber Data Security Regulations, for public comments, which set forth different scenarios where data processors shall apply for cybersecurity review, including, among others, (i) merger, reorganization or division of Internet platform operators with significant data resources related to national security, economic development or public interests that affects or may affect national security; (ii) overseas listing while processing over one million users’ personal information; (iii) Hong Kong listing that affects or may affect national security; or (iv) other data processing activities that affect or may affect national security. In addition, data policies and rules and any material amendments thereof of large Internet platforms with over 100 million daily active users shall be evaluated by a third-party organization designated by the Cyberspace Administration of China and approved by the respective local branch of the Cyberspace Administration of China. There is no definite timetable as to when this draft will be enacted. As such, substantial uncertainties exist with respect to the enactment timetable, final content, interpretation and implementation of such measures.

PRC regulatory authorities have also enhanced the supervision and regulation of cross-border data transmission. The Data Security Law which took effect in September 2021 prohibits entities and individuals in China from providing any foreign judicial or law enforcement authority with any data stored in China without approval from competent PRC authority, and sets forth the legal liabilities of entities and individuals found to be in violation of their data protection obligations, including rectification order, warning, fines, suspension of relevant business, and revocation of business permits or licenses. Moreover, on July 7, 2022, the Cybersecurity Administration of China promulgated the Measures for the Security Assessment of Cross-border Data Transmission, which will come into effect on September 1, 2022. According to these measures, personal data processors will be subject to security assessment conducted by the Cyberspace Administration of China prior to any cross-border transfer of data if the transfer involves (i) important data; (ii) personal information transferred overseas by operators of critical information infrastructure or a data processor that has processed personal data of more than one million persons; (iii) personal information transferred overseas by a data processor who has already provided personal data of 100,000 persons or sensitive personal data of 10,000 persons overseas since January 1 of last year; or (iv) other circumstances as requested by the Cyberspace Administration of China. According to the official interpretation of the Cyberspace Administration of China, the Measures for the Security Assessment of Cross-border Data Transmission cover (1) overseas transmission and storage by data processors of data generated during PRC domestic operations, and (2) access to or use of the data collected and generated by data processors and stored in the PRC by overseas institutions, organizations or individuals. Furthermore, any cross-border data transfer activities conducted in violation of the Measures for the Security Assessment of Cross-border Data Transmission before the effectiveness of these measures are required to be rectified by March 2023. As of the date of this annual report, these measures have not taken effect, and substantial uncertainties still exist with respect to the interpretation and implementation of these measures in practice and how they will affect our business operation.

In addition, regulators in China and other jurisdictions in which we operate may implement measures to ensure that encryption of user data does not hinder law enforcement agencies’ access to that data. For example, according to the PRC Cybersecurity Law and relevant regulations, network operators, including us, are obligated to provide assistance and support in accordance with the law for public security and national security authorities to protect national security or assist with criminal investigations. Compliance with these laws and requirements in manners that are perceived as harming privacy could lead to significant damages to our reputation and proceedings and actions against us by regulators and private parties.

Compliance with the PRC Cybersecurity Law, the PRC National Security Law, the Data Security Law, the Personal Information Protection Law, the Cybersecurity Review Measures, as well as additional laws and regulations that may come into effect in the future, including the Measures for the Security Assessment of Cross-border Data Transmission, the Draft Cyber Data Security Regulations and other data security and personal information protection laws and regulations, may result in significant increase in our compliance costs, force us to change our business practices, adversely affect our business performance as well as subject us to negative publicity, which could harm our reputation among users and negatively affect the trading prices of our ADSs, Shares and/or other securities. As many of these laws and regulations have not come into effect yet, or only came to effect recently, there are uncertainties with respect to how they will be interpreted, implemented and enforced in practice, and we may be subject to regulatory investigations, fines, suspension of businesses and revocation of licenses.

As we further expand our operations into international markets, we will be subject to additional laws in other jurisdictions where we operate and where our consumers, users, merchants, customers and other participants are located. For example, the European Commission has proposed the Digital Markets Act, the Digital Service Act and the European Data Act since 2020, which impose various requirements on data use, data sharing and data protection. Such laws, rules and regulations of other jurisdictions may be more comprehensive, detailed and nuanced in their scope, and may impose requirements and penalties that conflict with, or are more stringent than, those in China. In addition, these laws, rules and regulations may restrict the transfer of data across jurisdictions, which could impose additional and substantial operational, administrative and compliance burdens on us, and may also restrict our business activities and expansion plans, as well as impede our data-driven business strategies. Complying with laws and regulations for an increasing number of jurisdictions could require significant resources and costs. Our continued expansion into cloud services, both in China and elsewhere, will also increase the amount of data hosted on our system, as well as increase the number of jurisdictions in which we have IT systems. This, as well as the increasing number of new legal requirements in various jurisdictions, such as the GDPR and the data localization rules to Federal Law on Personal Data of Russia, present increased challenges and risks in relation to policies and procedures relating to data collection, storage, transfer, disclosure, protection and privacy, and will impose significant penalties for non-compliance. For example, penalties calculated as a percentage of global revenue may be imposed under the GDPR. The compliance requirements of the GDPR affect a number of our businesses, such as AliExpress and Alibaba Cloud. Any failure, or perceived failure, by us to comply with the above and other applicable regulatory requirements or privacy protection-related laws, rules and regulations could result in reputational damages or proceedings or actions against us by governmental entities, consumers or others. These proceedings or actions could subject us to significant penalties and negative publicity, require us to change our data and other business practices, increase our costs and severely disrupt our business, hinder our global expansion or negatively affect the trading prices of our ADSs, Shares and/or other securities.

Security breaches and attacks against our systems and network, and any potentially resulting breach or failure to otherwise protect personal, confidential and proprietary information, could damage our reputation and negatively impact our business, as well as materially and adversely affect our financial condition and results of operations.

Our cybersecurity measures may not detect, prevent or control all attempts to compromise our systems or risks to our systems, including distributed denial-of-service attacks, viruses, Trojan horses, malicious software, break-ins, phishing attacks, third-party manipulation, security breaches, employee misconduct or negligence or other attacks, risks, data leakage and similar disruptions that may jeopardize the security of data stored in and transmitted by our systems or that we otherwise maintain. Moreover, if we fail to implement adequate encryption of data transmitted through the networks of the telecommunications and Internet operators we rely upon, there is a risk that telecommunications and Internet operators or their business partners may misappropriate our data. Breaches or failures of our cybersecurity measures could result in unauthorized access to our systems, misappropriation of information or data, deletion or modification of user information, or denial-of-service or other interruptions to our business operations. If the security of domain names is compromised, we will be unable to use the domain names in our business operations.

We may not have the resources or technical sophistication to anticipate or prevent rapidly evolving cyber-attacks. As techniques used to obtain unauthorized access to or sabotage systems change frequently and may not be known until launched against us, there can be no assurance that we will be able to anticipate, or implement adequate measures to protect against, these attacks. We could also be subject to an attack, breach or leakage, which we do not discover at the time or the consequences of which are not apparent until a later point in time. We only carry limited cybersecurity insurance, and actual or anticipated attacks and risks may cause us to incur significantly higher costs, including costs to deploy additional personnel and network protection technologies, train employees, and engage third-party experts and consultants.

Cyber-attacks may target us, our merchants, consumers, users, customers, key service providers or other participants in our ecosystem, or the communication infrastructure on which we depend. In particular, breaches or failures of our third-party service providers’ systems and cybersecurity measures could also result in unauthorized access to our data and user information. In addition, we develop systems for customers through our cloud or other services. If these systems suffer attacks, breaches and data leakage, whether or not we are involved in managing or operating such systems, we could be subject to negative publicity, potential liabilities and regulatory investigations, including extensive cybersecurity review, which could result in significant losses to us, and materially and adversely affect our reputation, business growth and prospects. We, our third-party service providers and customers that use systems we have developed have been in the past and are likely again in the future to be subject to these types of attacks, breaches and data leakage. For example, in October 2020, Lazada reported a data breach of a legacy RedMart database hosted by a third-party service provider, which resulted in the leakage of certain personal information of 1.1 million RedMart user accounts. Further, in May 2021, a court in China ruled in a criminal case that a software developer illegally collected approximately 1.2 billion pieces of user log-in IDs, alias and phone numbers from the Taobao website using a web crawler, which we discovered and reported to law enforcement in August 2020.

Cyber-attacks and security breaches, whether or not related to our systems or attributable to us, could subject us to negative publicity, regulatory investigations and significant legal and financial liability, harm our reputation and result in substantial revenue loss from lost sales and customer dissatisfaction, materially decrease our revenue and net income, and negatively affect the trading prices of our ADSs and Shares.

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

In addition, our technology infrastructure and services, including our cloud product and service offerings, incorporate third-party-developed software, systems and technologies, as well as hardware purchased or commissioned from third-party and overseas suppliers. As our technology infrastructure and services expand and become increasingly complex, we face increasingly serious risks to the performance and security of our technology infrastructure and services that may be caused by these third-party-developed components, including risks relating to incompatibilities with these components, service failures or delays or difficulties in integrating back-end procedures on hardware and software. We also need to continuously enhance our existing technology. Otherwise, we face the risk of our technology infrastructure becoming unstable and susceptible to security breaches. This instability or susceptibility could create serious challenges to the security and operation of our platforms and services, which would materially and adversely affect our business and reputation.

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

Our ecosystem depends on the efficient and uninterrupted operation of our computer and communications systems. System interruptions and delays may prevent us from efficiently processing the large volume of transactions on our marketplaces and other businesses we operate. In addition, a large number of merchants and customers maintain their important systems, such as ERP and CRM systems, on our cloud computing platform, which contains substantial quantities of data that enable them to operate and manage their businesses. Increasing media and entertainment content on our platforms also requires additional network capacity and infrastructure to process. Consumers expect our media and entertainment content to be readily available online, and any disruptions or delay to the delivery of content could affect the attractiveness and reputation of our media and entertainment platforms.

We and other participants in our ecosystem, including Ant Group, have experienced, and may experience in the future, system interruptions and delays that render websites, mobile apps and services (such as cloud services and payment services) temporarily unavailable or slow to respond. Although we have prepared for contingencies through redundancy measures and disaster recovery plans and also carry business interruption insurance, these preparations and insurance coverage may not be sufficient. Despite any precautions we may take, the occurrence of a natural disaster, including the effects of climate change (such as drought, floods and increased storm severity), or other unanticipated problems at our facilities or the facilities of Ant Group and other participants in our ecosystem, including power outages, system failures, telecommunications delays or failures, construction accidents, break-ins to IT systems, computer viruses or human errors, could result in delays in or temporary outages of our platforms or services, loss of our, consumers’ and customers’ data and business interruption for us and our customers. Any of these events could damage our reputation, significantly disrupt our operations and the operations of the participants in our ecosystem and subject us to liability, heightened regulatory scrutiny and increased costs, which could materially and adversely affect our business, financial condition and results of operations.

We do not control Alipay or its parent entity, Ant Group, over which Jack Ma effectively controls more than 50% of the voting interests. If conflicts that could arise between us and Alipay or Ant Group are not resolved in our favor, our ecosystem, business, financial condition, results of operations and prospects may be materially and adversely affected.

We rely on Alipay to conduct substantially all of the payment processing and all of the escrow services on our marketplaces. Starting from September 2019, we hold a 33% equity interest in Alipay’s parent, Ant Group, and also have the right to nominate two directors for election to the board of Ant Group. However, we do not hold a majority interest in or control Ant Group or Alipay. Following the 2011 divestment and subsequent equity holding restructuring related to Ant Group, an entity wholly-owned by Jack Ma, our former executive chairman, became the general partner of Junhan and Junao, each a PRC limited partnership, which are two major equity holders of Ant Group. In August 2020, Jack Ma transferred 66% of the equity interest in such general partner entity but retained control over the equity interests in Ant Group held by Junhan and Junao. Through an agreement with the transferees as well as the articles of association of the general partner entity, Jack Ma has control over resolutions passed at general meetings of the general partner entity that relate to the exercise of rights by Junhan and Junao as shareholders of Ant Group. Accordingly, Jack Ma has an economic interest in Ant Group and is able to exercise the voting power of the equity interest in Ant Group held by Junhan and Junao. We understand that through the exercise of his voting power over Junhan and Junao, Jack Ma continues to control more than 50% of the voting interests in Ant Group.

If for any reason, Alipay sought to amend the terms of its agreements and arrangements with us, there can be no assurance that Jack Ma, in light of his control of more than 50% of the voting interests over Alipay’s parent, Ant Group, would exercise his voting interests in a manner that is in our interests. If any of such terms is to be amended to our detriment, our ecosystem could be negatively affected, and our business, financial condition, results of operations and prospects could be materially and adversely affected.

Ant Group also facilitates other financial services to participants in our ecosystem, including wealth management, financing (including consumer financing) and insurance, and may offer additional services in the future. Other conflicts of interest between us, on the one hand, and Alipay and Ant Group, on the other hand, may arise relating to commercial or strategic opportunities or initiatives. Although we and Ant Group have each agreed to certain non-competition undertakings, Ant Group may from time to time provide services to our competitors or engage in certain businesses that fall within our scope, and there can be no assurance that Ant Group would not pursue other opportunities that would conflict with our interests. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Agreements and Transactions Related to Ant Group and Its Subsidiaries — Our Commercial Arrangements with Ant Group and Alipay — Restructuring of Our Relationship with Ant Group and Alipay, 2019 Equity Issuance, and Related Amendments — Non-competition Undertakings.” Jack Ma may not resolve these conflicts in a manner that is in our interests. Furthermore, our ability to explore alternative payment services other than Alipay for our marketplaces may be constrained due to Jack Ma’s relationship with Ant Group.

In addition, certain of our employees hold share-based awards granted by Junhan and Ant Group, and certain employees of Ant Group hold share-based awards granted by us. The share-based awards granted by Junhan and Ant Group to our employees result in expenses that are recognized by us, and because of mark-to-market accounting treatment, changes in the fair value of these awards will affect the amount of share-based compensation expense that we recognize. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Agreements and Transactions Related to Ant Group and Its Subsidiaries — Our Commercial Arrangements with Ant Group and Alipay — Share-based Award Arrangements.” Subject to the approval of our audit committee, Junhan and Ant Group could propose and promote other cross-grant arrangements that could result in additional share-based grants, and additional, potentially significant, expenses to us. Conflicts of interest may arise from our management team members’ and other employees’ ownership of interests in Ant Group, which could represent a substantial portion of their personal wealth. Accordingly, these and other potential conflicts of interest between us and Ant Group or Alipay, and between us and Jack Ma or Junhan or Junao, may not be resolved in our favor, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

Our future success is significantly dependent upon the continued service of our key executives and other key employees, particularly in new business areas we are expanding into, such as direct sales, consumer services and International commerce. If we lose the services of any member of management or key personnel, we may not be able to locate suitable or qualified replacements, and may incur additional expenses to recruit and train new staff. For example, Jack Ma, our lead founder, who has been crucial to the development of our vision, culture and strategic direction, completed his term as a director of our company in September 2020, and is no longer a member of our board or management team, although he continues to be a partner of the Alibaba Partnership. This and similar retirements and successions could result in disruptions, or perceived disruptions, in our operations and the execution of our strategy.

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

Illegal, fraudulent, corrupt or collusive activities or misconduct, whether actual or perceived, by our employees, representatives, agents, business partners or service providers could subject us to liability or negative publicity, which could severely damage our brand and reputation. We have a zero-tolerance policy towards fraudulent and illegal conduct, and have dismissed and assisted in the investigations, arrests and prosecutions of employees who engaged such conduct. We have implemented and continue to improve internal controls and policies with regard to the review and approval of merchant accounts, interactions with business partners and government officials, account management, sales activities, data security and other relevant matters. However, there can be no assurance that our controls and policies will prevent fraud, corrupt or illegal activity or misconduct by our employees, representatives, agents, business partners or service providers or that similar incidents will not occur in the future. As we expand our operations in China and other jurisdictions, in particular our businesses that provide services to governments and public institutions, we are subject to additional internal control and compliance requirements relating to corrupt and other illegal practices by our employees, representatives or agents, and we may also be held liable for such misconduct or other misconduct by our business partners and service providers. Alleged or actual failure to comply or ensure our employees, representatives, agents, business partners and service providers to comply with these requirements could subject us to regulatory investigations and liabilities, which would materially and adversely affect our business operations, customer relationships, reputation and the trading price of our shares and ADSs.

If third-party service providers and other participants in our ecosystem fail to provide reliable or satisfactory services or comply with applicable laws or regulations, our reputation, business, financial condition and results of operations may be materially and adversely affected.

Ant Group and a number of other third-party participants, including retail operating partners, logistics service providers, mobile app developers, independent software vendors, or ISVs, cloud-based developers, marketing affiliates, livestreaming hosts and KOLs and various professional service providers, provide services to users on our platforms, including consumers, merchants, brands, retailers and users of our cloud computing services. To the extent these ecosystem participants and service providers are unable to provide satisfactory services to our users on commercially acceptable terms, or at all, or if we fail to retain existing or attract new quality service providers to our platforms, our ability to retain, attract or engage our users may be severely limited, which may have a material and adverse effect on our business, financial condition and results of operations. In addition, we share our user data with certain of these third-party service providers in our ecosystem in accordance with our privacy policies, agreements and applicable laws. These third-party service providers and ecosystem participants may engage in a broad range of other business activities on and outside of our platforms, and may have broad user bases and social influence that create substantial business opportunities and economic returns to themselves and our business. If they engage in activities that are negligent, fraudulent, illegal or otherwise harm the trustworthiness and security of our ecosystem, including, for example, the leakage or negligent use of data, the handling, transport and delivery of prohibited or restricted content or items, or if these participants cease their business relationship with us or fail to perform their contractual obligations, fail to comply with any laws, regulations or government requirements, cause any property damage or personal injuries, or users are otherwise dissatisfied with their service quality on or off our platforms, we could suffer loss of business and revenue, reputational harm or regulatory investigations or liabilities, even if these activities are not related to, attributable to or caused by us, or within our control.

If logistics service providers used by our merchants fail to provide reliable logistics services, or the logistics data platform operated by Cainiao were to malfunction, suffer an outage or otherwise fail, our business and prospects, as well as our financial condition and results of operations, may be materially and adversely affected.

Our merchants use third-party logistics service providers as well as Cainiao to fulfill and deliver their orders. Cainiao cooperates with a number of third-party logistics service providers and leverages its proprietary logistics services to help merchants on our platforms fulfill orders and deliver their products to consumers. We operate Cainiao’s logistics data platform that links our information system and those of logistics service providers. Because of our platform model, interruptions to or failures in logistics services, or in Cainiao’s logistics data platform, could prevent the timely or proper delivery of products to consumers, which would negatively impact our competitive position as well as harm the reputation of our ecosystem and the businesses we operate. In addition, certain of our businesses, including Lazada, operate and provide logistics services to merchants within our ecosystem and may experience interruptions or failures to timely and properly deliver products to consumers. These interruptions or failures may be due to events that are beyond the control of any of our companies, Cainiao or these logistics service providers, such as inclement weather, natural disasters including the effects of climate change (such as drought, floods and increased storm severity), the COVID-19 pandemic, other pandemics or epidemics, accidents, transportation disruptions, including special or temporary restrictions or closings of facilities or transportation networks due to regulatory or political reasons, or labor unrest or shortages. These logistics services could also be affected or interrupted by business disputes, industry consolidation, insolvency or government shut-downs. The merchants in our ecosystem may not be able to find alternative logistics service providers to provide logistics services in a timely and reliable manner, or at all. We do not have agreements with third-party logistics service providers that require them to offer services to our merchants. If the logistics data platform operated by Cainiao were to fail for any reason, the logistics service providers would be severely hindered from connecting or unable to connect with our merchants, and their services and the functionality of our ecosystem could be severely affected. If the products sold by merchants in our ecosystem are not delivered in proper condition, on a timely basis or at shipping rates that are commercially acceptable to marketplace participants, our business and prospects, as well as our financial condition and results of operations could be materially and adversely affected.

We may be subject to liability for content available in our ecosystem that is alleged to be obscene, defamatory, libelous, socially destabilizing or otherwise unlawful.

Under PRC law and the laws of certain other jurisdictions in which we operate, we are required to monitor our websites and the websites hosted on our servers, cloud computing services and mobile apps or interfaces, as well as our services and devices that generate or host content, for items or content deemed to be obscene, superstitious, defamatory, libelous or socially destabilizing, as well as for items, content or services that are illegal to sell online or otherwise in jurisdictions in which we operate our marketplaces and other businesses, and promptly take appropriate action with respect to the relevant items, content or services. We may also be subject to potential liability in China or other jurisdictions for any unlawful actions of our merchants, marketing customers or users of our websites, cloud computing services or mobile apps or interfaces, or for content we distribute or that is linked from our platforms that is deemed inappropriate. It may be difficult for us to determine the type of content that may result in liability to us. The nature and scale of our websites, mobile apps and platforms, such as our cloud computing services, which allow users to upload and save massive data on our cloud data centers, social communities on our marketplaces and DingTalk, such as livestreams and other interactive media content on Taobao and Tmall, and Youku, which allow users to upload videos and other content to our websites, mobile apps and platforms, may make this even more difficult. Our livestreaming, short-form videos and interactive content businesses are subject to heightened risks and challenges associated with content liability. If we are unable to manage these risks, we could become subject to penalties, including regulatory actions, significant fines, suspension of business, and prohibition against new user registration, and our reputation and results of operations could be materially and adversely affected. Furthermore, compliance requirements are complicated and evolving, and may require us to implement different protections based on the type of content and intended audience. For example, the Regulations on the Administration of Minors Program, or the Minors Program Regulation, promulgated by the National Radio and Television Administration of China, or the NRTA, which came into effect on April 30, 2019 and amended on October 8, 2021, provides that radio and television broadcasters and online audiovisual program service providers shall establish relevant protocols and review content of minor-oriented programs to ensure that they do not contain violence, obscenity, superstition, social disruption, drug abuse or other prohibited elements. Furthermore, the Opinions on Standardizing the Virtual Gifting of Livestreaming and Strengthening the Protection of Minors issued by the Cyberspace Administration of China and several other PRC governmental authorities require platforms not to provide livestreaming hosting services to minors under 16 and adopt “teenager modes” to prevent minors from obsession, block unsuitable content to minors and refrain from providing virtual gift purchase services to minors. We may incur significant compliance costs and be subject to significant regulatory penalty for failure to comply with these requirements. If we are found to be liable for content displayed or hosted on or even hyperlinked to our services and platforms, we may be subject to negative publicity, fines, have our relevant business operation licenses revoked, or be prevented temporarily or for an extended period of time from operating our websites, mobile apps, interfaces or businesses in China or other jurisdictions, which could materially and adversely affect our business and results of operations.

Our digital media and entertainment business (such as Youku) brought in a state-owned multimedia entity as a minority strategic investor for a consolidated entity. This shareholder has the right to appoint a director of the relevant consolidated entity and other rights including certain veto rights over the content review processes. Market perception of this and other similar arrangements may affect the trading prices of our ADSs, Shares and/or other securities. Moreover, the Cyberspace Administration of China has launched a series of “Cleaning Up the Internet” campaigns to eliminate illegal content and information on Internet platforms with special focus on livestreaming, short-form videos, content for minors, fandom culture, Internet rumors and Internet account operations, and has imposed more stringent obligations on Internet platforms, such as us, which may increase our compliance costs and subject us to regulatory actions and penalties. In the future, our businesses that generate or distribute content may be subject to greater governmental oversight or comply with other regulatory requirements.

In addition, claims may be brought against us for defamation, libel, negligence, copyright, patent or trademark infringement, tort (including death and personal injury), other unlawful activity or other theories and claims based on the nature and content of information posted on our platforms, including user-generated content, product reviews and message boards, by our consumers, merchants and other participants. Regardless of the outcome of any dispute or lawsuit, we may suffer from negative publicity and reputational damage as a result of these actions.

We have been and may continue to be subject to allegations, investigations, lawsuits, liabilities and negative publicity claiming that items listed and content available in our ecosystem are pirated, counterfeit or illegal.

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

Measures we take to protect against these potential liabilities could require us to spend substantial additional resources and/or result in reduced revenues. In addition, these measures may reduce the attractiveness of our ecosystem to consumers, merchants, brands, retailers and other participants. A merchant, brand, retailer, online marketer, livestreamer, music or video service provider or other content provider whose content is removed or whose services are suspended or terminated by us, regardless of our compliance with the applicable laws, rules and regulations, may dispute our actions and commence action against us for damages based on breach of contract or other causes of action, make public complaints or allegations or organize group protests and publicity campaigns against us or seek compensation. Any costs incurred as a result of liability or asserted liability relating to the sale of unlawful goods or other infringement could harm our business.

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

In addition, we have been and may continue to be subject to significant negative publicity in China and other countries based on similar claims and allegations. For example, in past years and again in February 2022, the USTR identified Taobao as a “notorious market.” In 2022, the USTR also identified AliExpress as a notorious market. The USTR may continue to identify Taobao and AliExpress as notorious markets, and there can be no assurance that the USTR or other relevant authorities in the United States or other countries will not identify Taobao, AliExpress or any of our other businesses as notorious markets in the future. In addition, government authorities have in the past accused, and may in the future accuse, us of perceived problems and failures of our platforms, including alleged failures to crack down on the sale of counterfeit goods and other alleged illegal activities on our marketplaces. As a result of any claims or accusations by government authorities, by industry watchdog organizations, including the U.S. Commission on the Theft of American Intellectual Property, by brand and intellectual property rights holders or by enterprises, there may be a public perception that counterfeit or pirated items are commonplace on our marketplaces or that we delay the process of removing these items. This perception, even if factually incorrect, and existing or new litigation as well as regulatory pressure or actions related to intellectual property rights protection, could damage our reputation, harm our business, diminish the value of our brand name and negatively affect the trading prices of our ADSs, Shares and/or other securities.

Failure to deal effectively with any fraud perpetrated and fictitious transactions conducted in our ecosystem, and other sources of customer dissatisfaction, could harm our business.

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

Government authorities in the PRC and other countries where we operate, media outlets and public advocacy groups are increasingly focused on consumer protection. Operators of e-commerce platforms are subject to certain provisions of consumer protection laws even where the operator is not the merchant of the product or service purchased by the consumer. For example, under China’s E-commerce Law, we may be held jointly liable with the merchants if we fail to take necessary actions when we know or should have known that the products or services provided by the merchants on our platforms do not meet personal and property security requirements, or otherwise infringe upon consumers’ legitimate rights. Applicable consumer protection laws in China also hold that trading platforms will be held liable for failing to meet any undertaking that the platforms make to consumers with regard to products listed on their websites. Furthermore, we are required to report to the SAMR or its local branches any violation of applicable laws, regulations or SAMR rules by merchants or service providers, such as sales of goods without proper license or authorization, and we are required to take appropriate remedial measures, including ceasing to provide services to the relevant merchants or service providers. According to the Online Trading Measures, we are also required to verify and update each merchant’s profile on a regular basis and monitor their market participant registration status. Therefore, we may be held liable if we fail to verify the licenses or qualifications of merchants, or fail to safeguard consumers with respect to products or services affecting consumers’ health or safety. Furthermore, under the PRC Minors’ Protection Law, network product and service providers shall not provide products or services that induce minors to obsession, or otherwise may be subject to rectification, warning or penalties including confiscation of income, fines, suspension of business, shutdown of websites and revocation of relevant licenses. On March 14, 2022, the Cyberspace Administration of China released the draft Regulations on the Protection of Minors on the Network for public comments, which stipulate that important Internet platforms with large number of minor users and significant influence among minors must fulfill their obligations, including but not limited to establishing a protocol to oversee the protection of minors online and carrying out periodic impact assessment, adopting “teenager modes” for minors, and suspending services to providers of products or services on the platform who seriously violate laws and regulations and harm minors’ rights and interests.

Moreover, as part of our growth strategy, we expect to increase our focus on food, food delivery, food supplements and beverages, mother care, cosmetics, baby care, pharmaceutical and healthcare products and services, as well as electronics products, both as a platform operator and as part of our directly operated business. We have also invested in companies involved in these sectors. These activities pose increasing challenges to our internal control and compliance systems and procedures, including our control over and management of third-party service personnel, and expose us to substantial increasing liability, negative publicity and reputational damage arising from consumer complaints, harm to personal health or safety or accidents involving products or services offered through our platforms or provided by us. For example, China’s Supreme People’s Court issued its interpretation of certain laws, including food safety laws and consumer protection laws, on December 8, 2020, and issued the Provisions on Issues Concerning the Application of Law for the Trial of Cases on Online Consumption Disputes (I) on March 1, 2022, which took effect on March 15, 2022. According to these judicial interpretations, livestreaming platform operators and online catering service platform operators are responsible for verifying the qualifications and licenses of livestreamers selling food product and online food operators, respectively, and they may be held jointly liable with the merchants on their respective platforms for damages incurred by consumers caused by defects in foods purchased on their platforms, if these operators fail to fulfill certain requirements and obligations. In addition, e-commerce platform operators shall be held liable as the product seller or service provider if the labels used mislead consumers to believe that the product or service is provided by the e-commerce platform, even if such product or service is in fact provided by third parties. See also “Item 4. Information on the Company — B. Business Overview — Regulation — Regulation of Online and Mobile Commerce.”

New laws and regulations on consumer protection may be introduced in China and other jurisdictions where we operate and impose more requirements on operators of e-commerce and livestreaming platforms. For example, PRC regulatory authorities promulgated several regulations on livestreaming activities, including the Administrative Measures on Online Livestreaming Marketing (Trial), which came into effect on May 25, 2021, which require livestreaming platforms to take actions such as limiting traffic and suspending livestreaming involving illegal high-risk marketing activities, and prominently alert users of the risks involved in transactions that are conducted outside livestreaming platforms. See also “Item 4. Information on the Company — B. Business Overview — Regulation — Regulation of Online and Mobile Commerce.” These regulations on e-commerce and livestreaming activities may impose additional operational burdens on us, result in increased compliance costs and liability to us and subject us to negative publicity.

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

We have also acquired businesses, such as Youku, that have been, and may continue to be, subject to liabilities for infringement of third-party intellectual property rights or other allegations based on the content available on their websites and mobile apps or the services they provide. In addition, we expect our ecosystem to involve more and more user-generated content, including the entertainment content on Youku and our smart speakers, the interactive media content displayed on Taobao and Tmall, including livestreams and short-form videos, as well as the data generated, uploaded and saved by users of our cloud services, over which we have limited control. Such content may subject us to claims for infringement of third-party intellectual property rights, or subject us to additional scrutiny by the relevant government authorities. These claims or scrutiny, whether or not having merit, may result in our expenditure of significant financial and management resources, injunctions against us or payment of damages. We may need to obtain licenses from third parties who allege that we have infringed their rights, but these licenses may not be available on terms acceptable to us or at all. These risks have been amplified by the increase in the number of third parties whose sole or primary business is to assert these claims.

China has enacted laws and regulations governing Internet access and the distribution of products, services, news, information, audio-video programs and other content through the Internet. The PRC government has prohibited the distribution of information through the Internet that it deems to be in violation of PRC laws and regulations, impairs the national dignity of China or the public interest, or is obscene, superstitious, fraudulent or defamatory. Users of certain of our websites and platforms, including Youku, can upload content to these websites, mobile apps and platforms, which is generally referred to as user-generated content. Due to the significant amount of content uploaded by our users, we may not be able to identify all the videos or other content that may violate relevant laws and regulations. If any of the information disseminated through our marketplaces, websites, mobile apps or other businesses we operate, including videos and other content (including user-generated content) displayed on Youku’s or our other websites, mobile apps or on our Tmall set-top boxes, smart speakers and smart televisions, or any content that we have produced or acquired, are deemed by the PRC government to violate any content restrictions, we would not be able to continue to display or distribute this content and could suffer losses or become subject to penalties, including confiscation of income, fines, suspension of business and revocation of required licenses, which could materially and adversely affect our business, financial condition and results of operations. Furthermore, under certain circumstances, we could be subject to criminal liabilities if we are found to have knowingly provided assistance or support, such as Internet access, server escrow or online storage services, to any other person who was committing a crime relating to intellectual property infringement. The outcome of any claims, investigations and proceedings is inherently uncertain, and in any event defending against these claims could be both costly and time-consuming, and could significantly divert the efforts and resources of our management and other personnel. An adverse determination in any of these litigation matters or proceedings could cause us to pay damages, incur legal and other costs, limit our ability to conduct business or require us to change the manner in which we operate and harm our reputation. As we expand our operations internationally, we expect that we will become subject to similar laws and regulations in other jurisdictions.

We may not be able to protect our intellectual property rights.

We rely on a combination of trademark, patent, copyright, trade secret protection and fair trade practice laws in China and other jurisdictions, as well as confidentiality procedures and contractual provisions, to protect our intellectual property rights. We also enter into confidentiality agreements with our employees and any third parties who may access our proprietary information, and we rigorously control access to our proprietary technology and information. In addition, as our business expands and we increase our acquisition of and management of content, we expect to incur greater costs to acquire, license and enforce our rights to content.

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

Tax legislation relating to the ecosystem is still developing. Governments, both in China and in other jurisdictions, may promulgate or strengthen the implementation of tax regulations that impose obligations on e-commerce companies, which could increase the costs to consumers and merchants and make our platforms less competitive in these jurisdictions. Governments may require operators of marketplaces, such as us, to assist in the enforcement of tax registration requirements and the collection of taxes with respect to the revenue or profit generated by merchants from transactions conducted on their platforms. We may also be requested by tax authorities to supply information about our merchants, such as transaction records and bank account information, and assist in the enforcement of other tax regulations, including payment and withholding obligations against our merchants. As a result of more stringent tax compliance requirements and liabilities, we may lose existing merchants and potential merchants might not be willing to open storefronts on our marketplaces, which could in turn negatively affect us. Stricter tax enforcement by tax authorities may also reduce the activities by merchants on our platforms and increase our liabilities and obligations.

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

We have been involved in a high volume of litigation in China and a small volume of potentially high-value litigation outside of China relating principally to securities law class actions, third-party and principal intellectual property infringement claims, contract disputes involving merchants and consumers on our platforms, consumer protection claims, claims relating to data and privacy protection, employment related cases and other matters in the ordinary course of our business. As our ecosystem expands, including across jurisdictions and through the addition of new businesses, we have encountered and may face an increasing number and a wider variety of these claims, including those brought against us pursuant to anti-monopoly or anti-unfair competition laws or involving high amounts of alleged damages. Laws, rules and regulations may vary in their scope and overseas laws and regulations may impose requirements that are more stringent than, or which conflict with, those in China. We have acquired and may acquire companies that have been subject to or may become subject to litigation, as well as regulatory proceedings. In addition, in connection with litigation or regulatory proceedings we may be subject to in various jurisdictions, we may be prohibited by laws, regulations or government authorities in one jurisdiction from complying with subpoenas, orders or other requests from courts or regulators of other jurisdictions, including those relating to data held in or with respect to persons in these jurisdictions. Our failure or inability to comply with the subpoenas, orders or requests could subject us to fines, penalties or other legal liability, which could have a material adverse effect on our reputation, business, results of operations, the trading prices of our ADSs, Shares and/or other securities.

As publicly listed companies, we and certain of our subsidiaries face additional exposure to claims and lawsuits, as well as threatened claims and lawsuits, inside and outside of China. In particular, since Ant Group’s announcement of the suspension of its initial public offering in early November 2020, we and certain of our current and former officers and directors were named as defendants in certain shareholder class action lawsuits in the United States. See “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal and Administrative Proceedings” for more details about the shareholder class action lawsuits. Certain of these suits also assert claims related to our alleged failure to disclose non-compliance with certain Chinese antitrust laws and regulations. The litigation process of defending against lawsuits, including any appeals, may utilize a material portion of our cash resources and divert management’s attention away from our day-to-day operations, all of which could harm our business. There can be no assurance that we will prevail in any of these cases, and any adverse outcome of these cases could have a material adverse effect on our reputation, business and results of operations. In addition, although we have obtained directors’ and officers’ liability insurance, the insurance coverage may not be adequate to cover our obligations to indemnify our directors and officers, fund a settlement of litigation in excess of insurance coverage or pay an adverse judgment in litigation.

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

We process an extremely large number of transactions on a daily basis on our marketplaces and other businesses we operate, and the high volume of transactions taking place in our ecosystem and publicity about our business creates the possibility of heightened attention from the public, regulators, the media and participants in our ecosystem. Changes in our services or policies have resulted and could result in objections by members of the public, the media, including social media, participants in our ecosystem or others. We may also become subject to public scrutiny relating to our workplace environment, work culture and other practices. From time to time, these objections, complaints and negative media coverage, regardless of their veracity, may result in public protests or negative publicity, which could result in government inquiry or harm our reputation and brand, and adversely affect the price of our ADSs, Shares and/or other securities.

Corporate transactions we or our related parties undertake, such as our transactions with Ant Group, initiatives to grow our direct sales business and consumer services business and expand into international markets, as well as our various business practices may also subject us to increased media exposure and public scrutiny. There can be no assurance that we would not become a target for regulatory or public scrutiny in the future or that scrutiny and public exposure would not severely damage our reputation and brand as well as our business and prospects.

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

Our results of operations generally are characterized by seasonal fluctuations due to various reasons, including seasonal buying patterns and economic cyclical changes, as well as promotions on our marketplaces. Historically, the fourth quarter of each calendar year generally contributes the largest portion of our annual revenues due to a number of factors, such as merchants allocating a significant portion of their online marketing budgets to the fourth calendar quarter, promotions, such as the 11.11 Global Shopping Festival, and the impact of seasonal buying patterns in respect of certain categories such as apparel. The first quarter of each calendar year generally contributes the smallest portion of our annual revenues, primarily due to a lower level of allocation of marketing budgets by merchants at the beginning of the calendar year and the Chinese New Year holiday, during which time consumers generally spend less and businesses in China are generally closed. We may also introduce new promotions or change the timing of our promotions in ways that further cause our quarterly results to fluctuate and differ from historical patterns. In addition, seasonal weather patterns may affect the timing of buying decisions. The performance of our equity method investees, including Ant Group, may also result in fluctuations in our results of operations. Fluctuations in our results of operations related to our investments may also be because of accounting implication of re-measurement of fair values of certain equity investments and financial instruments, particularly those that are publicly traded, share-based awards and previously held equity interests upon step acquisitions, as well as accounting implication arising from loss of control of subsidiaries. Fluctuations in fair value and the magnitude of the related accounting impact are unpredictable, and may significantly affect our results of operations.

Our results of operations will likely fluctuate due to these and other factors, some of which are beyond our control. In addition, our growth in the past may have masked the seasonality that might otherwise be apparent in our results of operations. As the rate of growth of our business declines in comparison to prior periods, we expect that the seasonality in our business may become more pronounced. Moreover, as our business grows, our fixed costs and expenses may continue to increase, which will result in operating leverage in seasonally strong quarters but can significantly pressure operating margins in seasonally weak quarters.

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

As of March 31, 2022, we had US$14.95 billion in aggregate principal amount of unsecured senior notes and a US$4 billion term loan outstanding. As of the date of this annual report, we also have a US$6.5 billion revolving credit facility that we have not yet drawn down. Under the terms of our indebtedness and under any debt financing arrangement that we may enter into in the future, we are, and may be in the future, subject to covenants that could, among other things, restrict our business and operations. If we breach any of these covenants, our lenders under our credit facilities and holders of our unsecured senior notes will be entitled to accelerate our debt obligations. Any default under our credit facilities or unsecured senior notes could require that we repay these debts prior to maturity as well as limit our ability to obtain additional financing, which in turn may have a material adverse effect on our cash flow and liquidity. We also provide a guarantee for a term loan facility of HK$7.7 billion (US$1.0 billion) in favor of Hong Kong Cingleot Investment Management Limited, a company that is partially owned by Cainiao Network, in connection with a logistics center development project at the Hong Kong International Airport. As of the date of this annual report, this entity has drawn down HK$3.4 billion under this facility. In the event of default by this entity under the loan facility, we may be required to repay the full amount or a portion of the outstanding loan and interests and undertake the borrower’s other obligations under the loan facility. Enforcement against us under this guarantee and other similar arrangements we may enter into in the future could materially and adversely affect our cash flow and liquidity.

We may need additional capital but may not be able to obtain it on favorable terms or at all.

We may require additional cash resources due to future growth and development of our business, including any investments or acquisitions we may decide to pursue, and for other general corporate purposes. If our cash resources are insufficient to satisfy our cash requirements, we may seek to issue additional equity or debt securities or obtain new or expand credit facilities. Our ability to obtain external financing in the future is subject to a variety of uncertainties. Offshore-incorporated companies deemed to be directly or indirectly controlled by individual PRC residents are required to complete filings before the launch of any offshore debt issuance or incurrence of any commercial loan with a term of more than one year in accordance with applicable laws and regulations. If we fail to complete such filing on a timely manner or at all, we may miss the best market windows for debt issuances or loan applications. In addition, according to the Draft Overseas Listing Regulations, we may have to complete filing procedures with the CSRC for any follow-on equity offerings. If we fail to complete such filing on a timely manner or at all, we may be subject to penalties, sanctions and fines imposed by the CSRC and relevant departments of the State Council of the PRC. See also “— There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations, and changes in policies, laws, rules and regulations in the PRC could adversely affect us.” In addition, incurring indebtedness would subject us to increased debt service obligations and could result in operating and financial covenants that would restrict our operations. Our ability to access international capital and lending markets may be restricted at a time when we would like, or need, to do so, especially during times of increased volatility and reduced liquidity in global financial markets and stock markets, including due to policy changes and regulatory restrictions, which could limit our ability to raise funds. See “— Risks Related to Doing Business in the People’s Republic of China — If our auditor is sanctioned or otherwise penalized by the PCAOB or the SEC as a result of failure to comply with inspection or investigation requirements, our financial statements will be determined to be not in compliance with the requirements of the U.S. Exchange Act or other laws or rules in the United States, which could ultimately result in our ADSs being delisted and materially and adversely affect our other securities.” There can be no assurance that financing will be available in a timely manner or in amounts or on terms acceptable to us, or at all. Any failure to raise needed funds on terms favorable to us, or at all, could severely restrict our liquidity as well as have a material adverse effect on our business, financial condition and results of operations. Moreover, any issuance of equity or equity-linked securities, including issuances of share-based awards under our equity incentive plans, could result in significant dilution to our existing shareholders.

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

In July 2017, the United Kingdom Financial Conduct Authority, or the FCA, which regulates LIBOR, announced that it would cease to compel banks to participate in setting LIBOR after the end of 2021, or the FCA Announcement. In November 2020, the International Exchange (ICE) Benchmark Administration, or the IBA, the administrator of LIBOR, announced its intention to cease publishing one-week and two-month LIBOR on December 31, 2021 and the remaining tenors (overnight, one-month, three-month, six-month and 12-month) on June 30, 2023. The Alternative Reference Rates Committee, a group of private-market participant convened by the U.S. Federal Reserve Board and the New York Federal Reserve, has recommended Secured Overnight Financing Rate, or SOFR, as a more robust reference rate alternative to U.S. dollar LIBOR. Uncertainties surrounding the phase-out of LIBOR may cause a sudden and prolonged increase or decrease in LIBOR; the phase-out of LIBOR could adversely affect our operating results and financial condition, as well as our cash flows. Certain of our offshore credit facilities which interest rates are based on a spread over LIBOR include mechanisms to determine alternative basis of interest. Since LIBOR will not be available, we may need to further negotiate with our lenders to agree on an alternative basis of interest, which may result in an interest rate differing from our expectations and could materially affect the cost of these facilities to us. There can be no assurance that any hedging transactions we use will be effective in protecting us against adverse changes in interest rates or that our bank counterparties will be able to perform their obligations.

We may not have sufficient insurance coverage to cover our business risks.

We have obtained insurance to cover certain potential risks and liabilities, such as property damage, business interruptions, public liabilities and product liability insurance for certain businesses we operate. However, insurance companies in China and other jurisdictions in which we operate may offer limited business insurance products or we may not be able to obtain such insurance on favorable terms. As a result, we do not maintain insurance for all types of risks we face in our operations in China and elsewhere, and our coverage may not be adequate to compensate for all losses that may occur, particularly with respect to loss of business or operations. We do not maintain product liability insurance for products and services transacted on our marketplaces or other businesses we operate, and our rights of indemnity from the merchants in our ecosystem may not adequately cover us for any liability we may incur.

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

In addition, pursuant to a voting agreement we entered in 2014, which was amended and restated in 2021, SoftBank and Joe Tsai agreed to vote their Shares in favor of the Alibaba Partnership director nominees at each annual general shareholders meeting for so long as SoftBank owns at least 15% of our outstanding ordinary shares. Furthermore, the voting agreement provides that SoftBank has the right to nominate one director to our board until SoftBank owns less than 15% of our outstanding ordinary shares, and that right is also reflected in our Articles. In addition, pursuant to the voting agreement, Joe Tsai has agreed to vote his shares (including shares for which he has voting power) in favor of the election of the SoftBank director nominee at each annual general shareholders meeting in which the SoftBank nominee stands for election.

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

The interests of Softbank, our major shareholder, may differ from those of our other shareholders.

Under the terms of the voting agreement we entered into with SoftBank, SoftBank has the right to nominate one member of our board of directors, and Joe Tsai has agreed to vote his shares (including shares for which he has voting power) in favor of the SoftBank director nominees at each annual general shareholders meeting in which the SoftBank nominee stands for election until such time as SoftBank holds less than 15% of our outstanding ordinary shares. SoftBank’s director nomination right is also reflected in our Articles of Association. Except with regard to shareholder votes relating to the Alibaba Partnership director nominees, SoftBank will have significant influence over the outcome of matters that require shareholder votes and accordingly over our business and corporate matters. SoftBank may exercise its shareholder rights in a way that it believes is in its own best interest, which may conflict with the interest of our other shareholders. These actions may be taken even if SoftBank is opposed by our other shareholders. For more information, see “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Transactions and Agreements with SoftBank — Amended Voting Agreement.”

Our ADSs and ordinary shares are equity securities of a Cayman Islands holding company rather than equity securities of our subsidiaries and the VIEs that have substantive business operations in China.

We are incorporated in the Cayman Islands with no business operations. We conduct substantially all of our operations in China through our subsidiaries and the VIEs. We do not and are not, and holders of our ADSs and ordinary shares do not and are not, legally permitted to have any, or more than the permitted percentage of, equity interest in the VIEs due to current PRC laws and regulations restricting foreign ownership and investment. As a result, we provide services that may be subject to such restrictions in the PRC through the VIEs, and we operate our businesses in the PRC through certain contractual arrangements with the VIEs. For a summary of such contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements among Our Subsidiaries, Variable Interest Entities and the Variable Interest Entity Equity Holders.” Our ADSs and ordinary shares are equity securities of a Cayman Islands holding company rather than equity securities of our subsidiaries and the VIEs.

If the PRC government deems that the contractual arrangements in relation to the VIEs do not comply with PRC regulations on foreign investment, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to penalties, or be forced to relinquish our interests in the operations of the VIEs, which would materially and adversely affect our business, financial results, trading prices of our ADSs, Shares and/or other securities.

Due to legal restrictions on foreign ownership and investment in, among other areas, value-added telecommunication services, which include the operations of ICPs, we, similar to all other entities with foreign-incorporated holding company structures operating in our industry in China, operate our Internet businesses and other business in China, including Internet information services, which are critical to our business, through a number of PRC incorporated VIEs. See “Item 4. Information on the Company — B. Business Overview — Regulation — Regulation of Telecommunications and Internet Information Services — Regulation of Telecommunications Services” and “Item 4. Information on the Company — B. Business Overview — Regulation — Other Regulations — Regulation of Foreign Investment.”

We and, through us, our shareholders do not own any equity interests in these VIEs. The equity interests of the VIEs are generally held by PRC limited liability companies, which in turn are indirectly held (through a layer of PRC limited partnerships) by selected members of the Alibaba Partnership or our management who are PRC citizens. Please also see “Item 4. Information on the Company — C. Organizational Structure.” Contractual arrangements between us and the VIEs and their equity holders give us effective control over each of the VIEs and enable us to obtain substantially all of the economic benefits arising from the VIEs as well as to consolidate the financial results of the VIEs in our results of operations. Although we believe the structure we have adopted is consistent with longstanding industry practice, the PRC government may not agree that these arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future.

In the opinion of Fangda Partners, our PRC counsel, the ownership structures of our representative VIEs and the corresponding subsidiaries in China do not and will not violate any applicable PRC law, regulation or rule currently in effect; and the contractual arrangements between the representative VIEs, the corresponding subsidiaries and the respective equity holders of the representative VIEs governed by PRC law are valid, binding and enforceable in accordance with their terms and applicable PRC laws and regulations currently in effect and will not violate any applicable PRC law, rule or regulation currently in effect. However, Fangda Partners has also advised us that there are substantial uncertainties regarding the interpretation and application of current PRC laws, rules and regulations. Accordingly, the possibility that the PRC regulatory authorities and PRC courts may in the future take a view that is contrary to the opinion of our PRC legal counsel cannot be ruled out. In addition, such laws, rules and regulations could change or be interpreted differently in the future.

Contractual arrangements in relation to VIEs have not been tested in a court of law, and it is uncertain whether any new PRC laws, rules or regulations relating to VIE structures will be adopted or if adopted, what they would provide. Please also see “— Substantial uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and its implementing rules and other regulations and how they may impact the viability of our current corporate structure, business, financial condition and results of operations.”

If we or any of the VIEs are found to be in violation of any existing or future PRC laws, rules or regulations, or fail to obtain or maintain any of the required permits or approvals, we could be subject to severe penalties. The relevant PRC regulatory authorities would have broad discretion to take action in dealing with these violations or failures, including revoking the business and operating licenses of our PRC subsidiaries or the VIEs, requiring us to discontinue or restrict our operations, restricting our right to collect revenue, blocking one or more of our websites, requiring us to restructure our operations or taking other regulatory or enforcement actions against us. The imposition of any of these measures could result in a material adverse effect on our ability to conduct all or any portion of our business operations. In addition, it is unclear what impact the PRC government actions would have on us and on our ability to consolidate the financial results of any of the VIEs in our consolidated financial statements, if the PRC government authorities were to find our legal structure and contractual arrangements to be in violation of PRC laws, rules and regulations. If the imposition of any of these government actions causes us to lose our right to direct the activities of any of the VIEs or otherwise separate from any of these entities and if we are not able to restructure our ownership structure and operations in a satisfactory manner, we would no longer be able to consolidate the financial results of the VIEs in our consolidated financial statements. Any of these events would have a material adverse effect on our business, financial condition and results of operations, as well as cause the trading prices of our ADSs and Shares to significantly decline or become worthless.

Substantial uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and its implementing rules and other regulations and how they may impact the viability of our current corporate structure, business, financial condition and results of operations.

The VIE structure has been adopted by many China-based companies, including us and certain of our equity method investees, to obtain licenses and permits necessary to operate in industries that currently are subject to restrictions on or prohibitions for foreign investment in China. The MOFCOM published a discussion draft of the proposed Foreign Investment Law in January 2015, or the 2015 Draft PRC Foreign Investment Law, according to which, VIEs that are controlled via contractual arrangements would be deemed as foreign-invested enterprises, if they are ultimately “controlled” by foreign investors. In March 2019, the National People’s Congress promulgated the 2019 PRC Foreign Investment Law. In December 2019, the State Council of the PRC promulgated the Implementing Rules of the Foreign Investment Law of the People’s Republic of China, or the Implementing Rules, to further clarify and elaborate upon relevant provisions of the 2019 PRC Foreign Investment Law. The 2019 PRC Foreign Investment Law and the Implementing Rules both became effective on January 1, 2020 and replaced major former laws and regulations governing foreign investment in the PRC. See “Item 4. Information on the Company — B. Business Overview — Regulation — Other Regulations — Regulation of Foreign Investment.” As the 2019 PRC Foreign Investment Law has a catch-all provision that broadly defines “foreign investments” as those made by foreign investors in China through methods as specified in laws, administrative regulations, or as stipulated by the State Council of the PRC, relevant government authorities may promulgate additional rules and regulations as to the interpretation and implementation of the 2019 PRC Foreign Investment Law. In particular, there can be no assurance that the concept of “control” as reflected in the 2015 Draft PRC Foreign Investment Law, will not be reintroduced, or that the VIE structure adopted by us will not be deemed as a method of foreign investment by other laws, regulations and rules.

Furthermore, on December 19, 2020, the NDRC and MOFCOM promulgated the Foreign Investment Security Review Measures, which took effect on January 18, 2021. Under the Foreign Investment Security Review Measures, investments in military, national defense-related areas or in locations in proximity to military facilities, or investments that would result in acquiring the actual control of assets in certain key sectors, such as critical agricultural products, energy and resources, equipment manufacturing, infrastructure, transport, cultural products and services, IT, Internet products and services, financial services and technology sectors, are required to be approved by designated governmental authorities in advance. Although the term “investment through other means” is not clearly defined under the Foreign Investment Security Review Measures, we cannot rule out the possibility that control through contractual arrangement may be regarded as a form of actual control and therefore require approval from the competent governmental authority. There are great uncertainties with respect to the interpretation and implementation of the Foreign Investment Security Review Measures. Accordingly, there are substantial uncertainties as to whether our VIE structure may be deemed as a method of foreign investment in the future. If our VIE structure were to be deemed as a method of foreign investment under any future laws, regulations and rules, and if any of our business operations were to fall under the “Negative List” for foreign investment, we would need to take further actions in order to comply with these laws, regulations and rules, which may materially and adversely affect our current corporate structure, business, financial condition and results of operations.

Our contractual arrangements may not be as effective in providing control over the VIEs as direct ownership.

We rely on contractual arrangements with the VIEs to operate part of our Internet businesses in China and other businesses in which foreign investment is restricted or prohibited. We and, through us, our shareholders do not own any equity interests in these VIEs. For a description of these contractual arrangements, see “Item 4. Information on the Company — C. Organizational Structure — Contractual Arrangements among Our Subsidiaries, Variable Interest Entities and the Variable Interest Entity Equity Holders.” These contractual arrangements may not be as effective as direct ownership in providing us with control over the VIEs.

If we had direct ownership of the VIEs, we would be able to exercise our rights as an equity holder directly to effect changes in the boards of directors of those entities, which could effect changes at the management and operational level. Under our contractual arrangements, we may not be able to directly change the members of the boards of directors of these entities and would have to rely on the VIEs and the VIE equity holders to perform their obligations in order to exercise our control over the VIEs. The VIE equity holders may have conflicts of interest with us or our shareholders, and they may not act in our best interests or may not perform their obligations under these contracts. Pursuant to the call options, we may replace the equity holders of the VIEs at any time pursuant to the contractual arrangements. However, if any equity holder is uncooperative in the replacement of the equity holders or there is any dispute relating to these contracts that remains unresolved, we will have to enforce our rights under the contractual arrangements through the operations of PRC law and arbitral or judicial agencies, which may be costly and time-consuming and will be subject to uncertainties in the PRC legal system. See “— Any failure by the VIEs or their equity holders to perform their obligations under the contractual arrangements would have a material adverse effect on our business, financial condition and results of operations.” Consequently, the contractual arrangements may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership.

Any failure by the VIEs or their equity holders to perform their obligations under the contractual arrangements would have a material adverse effect on our business, financial condition and results of operations.

If the VIEs or their equity holders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce the arrangements. Although we have entered into call option agreements in relation to each VIE, which provide that we may exercise an option to acquire, or nominate a person to acquire, ownership of the equity in that entity or, in some cases, its assets, to the extent permitted by applicable PRC laws, rules and regulations, the exercise of these call options is subject to the review and approval of the relevant PRC governmental authorities. We have also entered into equity pledge agreements with the equity holders with respect to each VIE, including the general partners and limited partners of the PRC limited partnerships that indirectly hold the VIEs under the Enhanced VIE Structure, to secure certain obligations of the VIE or its equity holders to us under the contractual arrangements. In addition, the enforcement of these agreements through arbitral or judicial agencies, if any, may be costly and time-consuming and will be subject to uncertainties in the PRC legal system. Moreover, our remedies under the equity pledge agreements are primarily intended to help us collect debts owed to us by the VIEs or the VIE equity holders under the contractual arrangements and may not help us in acquiring the assets or equity of the VIEs.

In addition, with respect to the VIEs that are directly owned by individuals, although the terms of the contractual arrangements provide that they will be binding on the successors of the VIE equity holders, as those successors are not a party to the agreements, it is uncertain whether the successors in case of the death, bankruptcy or divorce of a VIE equity holder will be subject to or will be willing to honor the obligations of the VIE equity holder under the contractual arrangements. If the relevant VIE or its equity holder (or its successor), as applicable, fails to transfer the shares of the VIE according to the respective call option agreement or equity pledge agreement, we would need to enforce our rights under the call option agreement or equity pledge agreement, which may be costly and time-consuming and may not be successful.

The contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration or court proceedings in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. Uncertainties regarding the interpretation and enforcement of the relevant PRC laws and regulations could limit our ability to enforce the contractual arrangements. Under PRC law, if the losing parties fail to carry out the arbitration awards or court judgments within a prescribed time limit, the prevailing parties may only enforce the arbitration awards or court judgments in PRC courts, which would require additional expense and delay. In the event we are unable to enforce the contractual arrangements, we may not be able to exert effective control over the VIEs, and our ability to conduct our business, as well as our financial condition and results of operations, may be materially and adversely affected.

We may lose the ability to use, or otherwise benefit from, the licenses, approvals and assets held by the VIEs, which could severely disrupt our business, render us unable to conduct some or all of our business operations and constrain our growth.

Although the significant majority of our revenues are captured through, and the significant majority of our operational assets are held, by our subsidiaries, the VIEs hold licenses and approvals and assets for regulated activities that are necessary for our business operations, as well as equity interests in a series of our portfolio companies, to which foreign investments are typically restricted or prohibited under applicable PRC law. The contractual arrangements contain terms that specifically obligate VIE equity holders to ensure the valid existence of the VIEs and restrict the disposal of material assets of the VIEs. However, in the event the VIE equity holders breach the terms of these contractual arrangements and voluntarily liquidate the VIEs, or any of the VIEs declares bankruptcy and all or part of its assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without our consent, we may be unable to conduct some or all of our business operations or otherwise benefit from the assets held by the VIEs, which could have a material adverse effect on our business, financial condition and results of operations. Furthermore, if any of the VIEs undergoes a voluntary or involuntary liquidation proceeding, its equity holder or unrelated third-party creditors may claim rights to some or all of the assets of the VIE, thereby hindering our ability to operate our business as well as constrain our growth.

The equity holders, directors and executive officers of the VIEs may have potential conflicts of interest with us.

PRC laws provide that a director and an executive officer owes a fiduciary duty to the company he or she directs or manages. On one hand, the directors and executive officers of the VIEs, including the relevant members of the Alibaba Partnership or our management, must act in good faith and in the best interests of the VIEs and must not use their respective positions for personal gain. On the other hand, as a director or management of our company, the relevant individuals have a duty of care and loyalty to us and to our shareholders as a whole under Cayman Islands law. We control the VIEs through contractual arrangements and the business and operations of the VIEs are closely integrated with the business and operations of our subsidiaries. Nonetheless, conflicts of interests for these individuals may arise due to dual roles both as equity holders, directors and executive officers of the VIEs and as our directors or employees.

There can be no assurance that these individual shareholders of the VIEs will always act in our best interests should any conflicts of interest arise, or that any conflicts of interest will always be resolved in our favor. There also can be no assurance that these individuals will ensure that the VIEs will not breach the existing contractual arrangements. If we cannot resolve any of these conflicts of interest or any related disputes, we would have to rely on legal proceedings to resolve these disputes and/or take enforcement action under the contractual arrangements. There is substantial uncertainty as to the outcome of any of these legal proceedings. See “— Any failure by the VIEs or their equity holders to perform their obligations under the contractual arrangements would have a material adverse effect on our business, financial condition and results of operations.”

The contractual arrangements with the VIEs may be subject to scrutiny by the PRC tax authorities. Any pricing adjustment of a related party transaction could lead to additional taxes, and therefore substantially reduce our consolidated net income and the value of your investment.

The tax regime and practices in China are evolving and PRC tax laws may be interpreted in significantly different ways. The PRC tax authorities may assert that we or our subsidiaries or the VIEs or their equity holders are required to pay additional taxes on previous or future revenue or income. In particular, under applicable PRC laws, rules and regulations, arrangements and transactions among related parties, such as the contractual arrangements with the VIEs, may be subject to audit or challenge by the PRC tax authorities. If the PRC tax authorities determine that any contractual arrangements were not entered into on an arm’s length basis and therefore constitute favorable transfer pricing, the PRC tax liabilities of the relevant subsidiaries and/or VIEs and/or VIE equity holders could be increased, which could increase our overall tax liabilities. In addition, the PRC tax authorities may impose late payment interest. Our net income may be materially reduced if our tax liabilities increase.

Risks Related to Doing Business in the People’s Republic of China

Changes and developments in the political and economic policies of the PRC government may materially and adversely affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies.

Although we have operating subsidiaries located in various countries and regions, our operations in China currently contribute the large majority of our revenue. The PRC government has significant oversight and discretion over the conduct of our business, and may intervene in or influence our operations through adopting and enforcing rules and regulatory requirements. Accordingly, our financial condition and results of operations are affected to a significant extent by economic, political and legal developments in the PRC.

The PRC economy differs from the economies of most developed countries in many respects, including the level of development, growth rate, extent of government involvement, control of foreign exchange and allocation of resources. A substantial portion of productive assets in China is still managed by the government. In addition, the PRC government regulates industry development by imposing industrial policies. The PRC government also plays a significant role in China’s economic growth by allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and regulating financial services and institutions.

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

There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations, and changes in policies, laws, rules and regulations in the PRC could adversely affect us.

Most of our operations are conducted in the PRC, and are governed by PRC laws, rules and regulations. Our PRC subsidiaries are subject to laws, rules and regulations applicable to foreign investment in China. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value.

China has not developed a fully integrated legal system, and enacted laws, rules and regulations may not sufficiently cover all aspects of economic activities in China or may be subject to a significant degree of interpretation by PRC regulatory agencies and courts. In particular, because these laws, rules and regulations are relatively new and quickly evolving, and because of the limited number of published decisions and the non-precedential nature of these decisions, and because the laws, rules and regulations often give the relevant regulator certain discretion in how to enforce them, the interpretation and enforcement of these laws, rules and regulations involve uncertainties and can be inconsistent and unpredictable. Therefore, it is possible that our existing operations may be found not to be in full compliance with relevant laws and regulations in the future. In addition, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, and which may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until after the occurrence of the violation.

Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities have certain discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to predict the outcome of administrative and court proceedings and the level of legal protection than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into and could materially and adversely affect our business, financial condition and results of operations.

In addition, the PRC government has significant influence over business activities and, to further regulatory and societal goals, has become more involved in regulating China-based companies, including us. For example, in recent years the PRC government, has enhanced regulation in areas such as anti-monopoly, anti-unfair competition, cybersecurity and data privacy. In addition, the PRC government recently published new policies that significantly affected the Internet industries and certain other industries, including industries that we operate in, and in the future it may implement other policies or regulations that may have a significant adverse impact on us or industries that we operate in.

In addition, the PRC government has announced its plans to enhance its regulatory oversight of Chinese companies listing overseas. The Opinions on Intensifying Crack Down on Illegal Securities Activities issued on July 6, 2021 called for:

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

There are great uncertainties with respect to the interpretation and implementation of the Opinions on Intensifying Crack Down on Illegal Securities Activities. Furthermore, on December 24, 2021, the CSRC published the Provisions of the State Council of the PRC on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), and Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), or collectively, the Draft Overseas Listing Regulations. The Draft Overseas Listing Regulations, among others, clarify the scope of overseas offering and listing by a Chinese company, and stipulate that Chinese companies that have directly or indirectly listed securities in overseas markets shall fulfill their filing obligations and report relevant information to the CSRC within three working days after conducting a follow-on offering in overseas markets. The Draft Overseas Listing Regulations also list a number of circumstances where overseas offering is prohibited, including where (i) the offering is prohibited by PRC laws, (ii) the offering may constitute a threat to or endanger national security, (iii) the company has material ownership disputes over equity, major assets, and core technology, (iv) in the most recent three years, the company’s Chinese operating entities and their controlling shareholders and actual controllers have committed certain criminal offenses or are currently under investigations for suspicion of criminal offenses or major violations, (v) the directors, supervisors, or senior executives of the company have been subject to administrative punishment for severe violations, or are currently under investigations for suspicion of criminal offenses or major violations, or (vi) other circumstances as prescribed by the State Council of the PRC. According to the Draft Overseas Listing Regulations, if we fail to complete the filing procedures with the CSRC for any of our follow-on offerings or fall within any of the circumstances where our follow-on offering is prohibited by the State Council of the PRC, our offering application may be discontinued and we may be subject to penalties, sanctions and fines imposed by the CSRC and relevant departments of the State Council of the PRC. In severe circumstances, the business of our PRC subsidiaries may be suspended and their business qualifications and licenses may be revoked.

As advised by our PRC legal counsel, the Draft Overseas Listing Regulations were released only for soliciting public comments at this stage and their provisions and anticipated adoption or effective date are subject to changes and thus their interpretation and implementation remain substantially uncertain. Although we intend to fully comply with the then effective relevant laws and regulation applicable to all our follow-on offerings, including but not limited to fulfilling our obligations under such laws and regulations to complete any required reporting and filing procedures, there may be uncertainties as to whether we are able to fully comply with this and similar regulations, whether adopted in the current form or a further revised form. If adopted in current form, these new regulatory requirements could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities, including our ADSs, to significantly decline or become worthless.

The Chinese government may further promulgate relevant laws, rules and regulations that may impose additional and significant obligations and liabilities on Chinese companies. These laws and regulations can be complex and stringent, and many are subject to change and uncertain interpretation, which could result in claims, change to our data and other business practices, regulatory investigations, penalties, increased cost of operations, or declines in user growth or engagement, or otherwise affect our business. It is uncertain whether or how these new laws, rules and regulations and the interpretation and implementation thereof may affect us, but among other things, our ability and the ability of our subsidiaries to obtain external financing through the issuance of equity securities overseas could be negatively affected and as a result, the trading prices of our ADSs and Shares to could significantly decline or become worthless.

If our auditor is sanctioned or otherwise penalized by the PCAOB or the SEC as a result of failure to comply with inspection or investigation requirements, our financial statements will be determined to be not in compliance with the requirements of the U.S. Exchange Act or other laws or rules in the United States, which could ultimately result in our ADSs being delisted and materially and adversely affect our other securities.

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

In recent years, U.S. regulators have continued to express their concerns about challenges in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. More recently, as part of increased regulatory focus in the United States on access to audit information, the United States enacted the Holding Foreign Companies Accountable Act, or the HFCA Act, in December 2020. The HFCA Act includes requirements for the SEC to identify issuers whose audit reports are prepared by auditors that the PCAOB is unable to inspect or investigate completely because of a restriction imposed by a non-U.S. authority in the auditor’s local jurisdiction. The HFCA Act also requires public companies on this SEC list to certify that they are not owned or controlled by a foreign government and make certain additional disclosures in their SEC filings. In addition, if the auditor of a U.S. listed company’s financial statements is not subject to PCAOB inspections for three consecutive “non-inspection” years after the law becomes effective, the SEC is required to prohibit the securities of such issuer from being traded on a U.S. national securities exchange, such as the NYSE, or in U.S. over-the-counter markets. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which if enacted into law would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive “non-inspection” years instead of three. On February 4, 2022, the U.S. House of Representatives passed the America Creating Opportunities for Manufacturing, Pre-Eminence in Technology, and Economic Strength Act of 2022, which also includes the accelerating provisions of the Accelerating Holding Foreign Companies Accountable Act. On September 22, 2021, the PCAOB adopted PCAOB Rule 6100 Board Determinations Under the Holding Foreign Companies Accountable Act, which provides a framework for making determinations as to whether PCAOB is unable to inspect an audit firm in a foreign jurisdiction, which the SEC approved on November 5, 2021. On December 2, 2021, the SEC adopted final amendments to its rules implementing the HFCA Act. On December 16, 2021, the PCAOB issued its report notifying the SEC of its determination that it is unable to inspect or investigate completely accounting firms headquartered in China or Hong Kong, including our independent registered public accounting firm, PricewaterhouseCoopers. In March 2022, the SEC began identifying “commission-identified issuers” that are not in compliance with the accounting-related procedures of the HFCA Act and could be subject to potential delisting from U.S. exchanges over time. Based on the HFCA Act, PCAOB Rule 6100 and the implementing rules of the SEC, we expect that we will be identified as a “commission-identified issuer” following the filing of this annual report. Accordingly, if the PCAOB is not able to inspect our auditor, our securities may be prohibited from trading on the NYSE or other U.S. stock exchange by 2024, or 2023 if the Accelerating Foreign Companies Accountable Act is enacted into law.

On April 2, 2022, the CSRC, together with the Ministry of Finance, the National Administration of State Secrets Protection and the National Archives Administration of China, issued the Draft Revisions to the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Revised Confidentiality and Archives Administration Provisions, for public comment, which stipulate that if overseas securities regulators or relevant competent authorities request to investigate or inspect domestic companies, including both domestically incorporated joint-stock companies that offer and list securities directly in overseas markets and domestic operating entities of companies indirectly listed on overseas markets, or securities companies and securities service providers that undertake securities business for such domestic companies, such investigation and inspection shall be conducted under a cross-border regulatory cooperation mechanism, and the domestic companies shall report to the CSRC or other competent PRC authorities before cooperating with the investigation and inspection by, or providing documents and materials to overseas securities regulators or other competent overseas authorities. Moreover, the domestic companies which provide or publicly disclose any documents or materials containing state secrets or government work secrets to securities services providers such as securities companies and accounting firms or overseas regulators, shall first obtain approval from competent PRC authorities, and file with the relevant secrecy administrative department. Substantial uncertainties exist with respect to the final content, enactment timetable, interpretation and implementation of the Draft Revised Confidentiality and Archives Administration Provisions. Moreover, while the CSRC has released the above draft rules to facilitate PCAOB’s inspection of accounting firms in China, there can be no assurance that our auditor or us will be able to comply with requirements imposed by U.S. regulators. Delisting of our ADSs would force our U.S.-based shareholders to sell their ADSs or convert them into Shares listed in Hong Kong. Although we are listed in Hong Kong, investors may face difficulties in migrating their underlying ordinary shares to Hong Kong, or may have to incur increased costs or suffer losses in order to do so. The market prices of our ADSs and/or other securities could be adversely affected as a result of anticipated negative impacts of the HFCA Act upon, as well as negative investor sentiment towards, China-based companies listed in the United States, regardless of our actual operating performance.

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

Pursuant to SAFE Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly-listed companies may, prior to the exercise of an option, submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies. In the meantime, our directors, executive officers and other employees who are PRC citizens or who are non-PRC citizens residing in the PRC for a continuous period of not less than one year, subject to limited exceptions, and whom we or our overseas listed subsidiaries have granted RSUs, options or restricted shares, may follow the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, issued by SAFE in February 2012, to apply for the foreign exchange registration. According to those regulations, employees, directors and other management members participating in any stock incentive plan of an overseas publicly listed company who are PRC citizens or who are non-PRC citizens residing in China for a continuous period of not less than one year, subject to limited exceptions, are required to register with SAFE through a domestic qualified agent, which may be a PRC subsidiary of the overseas listed company, and complete certain other procedures. Failure to complete the SAFE registrations may subject them to fines and legal sanctions and may also limit their ability to make payment under the relevant equity incentive plans or receive dividends or sales proceeds related thereto in foreign currencies, or may limit our ability to contribute additional capital into our domestic subsidiaries in China and limit our domestic subsidiaries’ ability to distribute dividends to us. We also face regulatory uncertainties under PRC law that could restrict our ability or the ability of our overseas listed subsidiaries to adopt additional equity incentive plans for our directors and employees who are PRC citizens or who are non-PRC citizens residing in the PRC for a continuous period of not less than one year, subject to limited exceptions.

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

We rely to a significant extent on dividends, loans and other distributions on equity paid by our operating subsidiaries in China.

We are a holding company and rely to a significant extent on dividends, loans and other distributions on equity paid by our operating subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, fund inter-company loans, service outstanding debt and pay our expenses. If our operating subsidiaries incur additional debt on their own, the instruments governing the debt may restrict their ability to pay dividends or make other distributions or remittances, including loans, to us. Furthermore, the laws, rules and regulations applicable to our PRC subsidiaries and certain other subsidiaries permit payments of dividends only out of their retained earnings, if any, determined in accordance with applicable accounting standards and regulations.

Under PRC laws, rules and regulations, each of our subsidiaries incorporated in China is required to set aside a portion of its net income each year to fund certain statutory reserves. These reserves, together with the registered equity, are not distributable as cash dividends. As a result of these laws, rules and regulations, our subsidiaries incorporated in China are restricted in their ability to transfer a portion of their respective net assets to their shareholders as dividends. In addition, registered share capital and capital reserve accounts are also restricted from withdrawal in the PRC, up to the amount of net assets held in each operating subsidiary. As of March 31, 2022, these restricted net assets totaled RMB165.6 billion (US$26.1 billion).

P4P services are considered, in part, to involve Internet advertisement, which subjects us to other laws, rules and regulations as well as additional obligations.

The Internet Advertising Measures promulgated by the SAIC defines Internet advertisements as any commercial advertising that directly or indirectly promotes goods or services through Internet media in any form including paid-for search results. See “Item 4. Information on the Company — B. Business Overview — Regulation — Regulation of Advertising Services.”

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

Under the PRC Enterprise Income Tax Law, as amended, enterprises established under the laws of jurisdictions outside of China with “de facto management bodies” located in China may be considered PRC tax resident enterprises for tax purposes and may be subject to the PRC enterprise income tax at the rate of 25% on their global income. The STA issued Circular 82 on April 22, 2009, which was further amended on December 29, 2017. Circular 82 specifies certain criteria for determining whether the “de facto management body” of a Chinese-controlled, offshore-incorporated enterprise is located in China. Although Circular 82 applies only to offshore enterprises controlled by PRC enterprises, and does not apply to offshore enterprises controlled by foreign enterprises or individuals, the determining criteria set forth in Circular 82 may reflect the PRC tax authorities’ general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises. If we were to be considered a PRC resident enterprise, we would be subject to PRC enterprise income tax at the rate of 25% on our global income. In this case, our profitability and cash flow may be materially reduced as a result of our global income being taxed under the Enterprise Income Tax Law. We believe that none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.”

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

A number of our China operating entities enjoy these preferential tax treatments. There is no guarantee that these entities will be able to renew or maintain the above-mentioned qualifications when such qualifications expire or be able to meet new requirements under continuously evolving rules concerning preferential tax treatments, and if any of our China operating entities fails to do so, it will not be able to continue to enjoy the preferential tax treatments. For example, certain of our subsidiaries did not obtain the key software enterprise status for calendar year 2020. The discontinuation of any of the various types of preferential tax treatment we enjoy could materially and adversely affect our results of operations. See “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Taxation — PRC Income Tax.”

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

Substantially all of our revenue is denominated in Renminbi. The Renminbi is currently convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, but requires approval from or registration with appropriate government authorities or designated banks under the “capital account,” which includes foreign direct investment and loans, including loans we may secure from our onshore subsidiaries or VIEs. Currently, our PRC subsidiaries, that are foreign invested enterprises, may purchase foreign currency for settlement of “current account transactions,” including payment of dividends to us, without the approval of SAFE by complying with certain procedural requirements. However, the relevant PRC governmental authorities may limit or eliminate our ability to purchase foreign currencies in the future for current account transactions.

Since 2016, PRC governmental authorities have imposed more stringent restrictions on outbound capital flows, including heightened scrutiny over “irrational” overseas investments for certain industries, as well as over four kinds of “abnormal” offshore investments, which are:

●	investments through enterprises established for only a few months without substantive operations;
●	investments with amounts far exceeding the registered capital of onshore parent and not supported by its business performance shown on financial statements;
●	investments in targets that are unrelated to the onshore parent’s main business; and
●	investments with abnormal sources of Renminbi funding suspected to involve illegal transfer of assets or illegal operation of underground banking.

On January 18, 2017, SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, or Circular 3, which, among other things, requires stricter authenticity and compliance verification of outbound investment transactions. In addition, the Outbound Investment Sensitive Industry Catalog (2018) lists certain sensitive industries that are subject to NDRC pre-approval requirements prior to remitting investment funds offshore, which subjects us to increased approval requirements and restrictions with respect to our overseas investment activity. Since a significant amount of our PRC revenue is denominated in Renminbi, any existing and future restrictions on currency exchange or outbound capital flows may limit our ability to utilize revenue generated in Renminbi to fund our business activities outside of the PRC, make investments, service any debt we have incurred or may incur outside of China, including our outstanding senior notes and other debt securities we may offer in the future or pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

Fluctuations in exchange rates could result in foreign currency exchange losses to us.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. It is difficult to predict how market forces or PRC or U.S. government policy, including any interest rate increases by the Federal Reserve, may impact the exchange rate between the Renminbi and the U.S. dollar in the future. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, including from the U.S. government. In August 2019, the U.S. Treasury Department announced that it labelled China a “currency manipulator,” which label was officially dropped by the U.S. Treasury Department in January 2020. However, it is uncertain whether the U.S. government may issue any similar announcement in the future. As a result of such announcement, the United States may take further actions to eliminate perceived unfair competitive advantages created by alleged manipulating actions. Any actions taken by the U.S. Treasury Department in this regard as well as China’s possible responses could result in greater fluctuation of the Renminbi against the U.S. dollar.

A substantial percentage of our revenues and costs are denominated in Renminbi, and a significant portion of our financial assets are also denominated in Renminbi while the majority of our debt is denominated in U.S. dollars. We are a holding company and we rely on dividends, loans and other distributions on equity paid by our operating subsidiaries in China. Any significant fluctuations in the value of the Renminbi may materially and adversely affect our liquidity and cash flows. If we decide to convert our Renminbi into U.S. dollars for the purpose of repaying principal or interest expense on our outstanding U.S. dollar-denominated debt, making payments for dividends on our ordinary shares or ADSs or other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount we would receive. Conversely, to the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive. In addition, the revenues and costs of certain of our international businesses are denominated in local currencies. Fluctuations in exchange rates of these currencies against our reporting currency Renminbi will have a material adverse effect on our financial condition and results of operations. From time to time we enter into hedging activities with regard to exchange rate risk. There can be no assurance that our hedging activities will successfully mitigate these risks adequately or at all or that our counterparties will be able to perform their obligations, and in addition hedging activities may result in greater volatility in our financial results.

Risks Related to Our ADSs and Shares

The trading prices of our ADSs and Shares have been and are likely to continue to be volatile, which could result in substantial losses to holders of our ADSs and/or Shares.

The trading prices of our ADSs and Shares have been and is likely to continue to be volatile and could fluctuate widely in response to a variety of factors, many of which are beyond our control. For example, the high and low closing prices of our ADSs on the NYSE in fiscal year 2022 were US$244.01 and US$76.76, respectively. Likewise, the high and low closing prices of our Shares on the Hong Kong Stock Exchange during fiscal year 2022 were HK$237.80 and HK$71.25, respectively. In addition, the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in Hong Kong S.A.R. and/or the United States may affect the volatility in the prices of and trading volumes for our ADSs and/or Shares. Some of these companies have experienced significant volatility. The trading performances of these companies’ securities may affect the overall investor sentiment towards other companies with business operations located mainly in China and listed in Hong Kong S.A.R. and/or the United States and consequently may impact the trading performance of our ADSs and/or Shares. In addition to market and industry factors, the prices and trading volumes for our ADSs and/or Shares may be highly volatile for specific reasons, including:

●	variations in our results of operations or earnings that are not in line with market or securities research analyst expectations or changes in financial estimates by securities research analysts;
●	regulatory developments, including new laws and regulations issued and the overall trend of government enforcement actions;
●	publication of operating or industry metrics by third parties, including government statistical agencies, that differ from expectations of industry or securities research analysts;
●	announcements made by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures or capital commitments;
●	media and other reports, whether or not comprehensive or true, about our business, Ant Group or our ecosystem participants, including negative reports published by short sellers, regardless of their veracity or materiality to us;
●	litigation and regulatory allegations or proceedings that involve us or our ecosystem participants;
●	changes in pricing we or our competitors adopt;
●	additions to or departures of our management or other key personnel;
●	actual or perceived general industry, regulatory, economic and business conditions and trends in China and globally, due to various reasons, including changes in geopolitical landscape;
●	some investors or analysts may invest in or value our ADSs and/or Shares based on the economic performance of the Chinese economy, which may not be correlated to our financial performance;
●	the inclusion, exclusion, or removal of our ADSs and/or Shares from market indices;
●	political or market instability or disruptions, pandemics or epidemics and other disruptions to China’s economy or the global economy, and actual or perceived social unrest in the United States, Hong Kong S.A.R. or other jurisdictions;
●	fluctuations of exchange rates among the Renminbi, the Hong Kong dollar and the U.S. dollar; and
●	sales or perceived potential sales or other dispositions of existing or additional ADSs and/or Shares or other equity or equity-linked securities.

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

Sales of our ADSs, Shares, or other equity or equity-linked securities in the public market, or the perception that these sales could occur, could cause the market price of our ADSs and/or Shares to decline significantly. All of our Shares trading on the Hong Kong Stock Exchange and Shares represented by ADSs are freely transferable by persons other than our affiliates without restriction or additional registration under the U.S. Securities Act. The Shares held by our affiliates and other shareholders are also available for sale, subject to volume and other restrictions as applicable under Rules 144 and 701 under the U.S. Securities Act, under sales plans adopted pursuant to Rule 10b5-1 or otherwise.

According to public disclosure by SoftBank, one of our principal shareholders, SoftBank has monetized a significant amount of the Shares it owns in us through forward contracts and margin loans. The amount of our shares that SoftBank owns could decrease upon settlement of forward contracts or in the event of loan foreclosure. SoftBank could continue to monetize or sell more of our ADSs or Shares in the future. If SoftBank divests significant amounts of our ADSs, or further engages in derivative or other financing arrangements with respect to a significant amount of our ADSs or Shares, the price of our ADSs and/or Shares could decline significantly. News, market rumors or speculations about any SoftBank’s plans to divest our shares could also negatively affect the price of our ADS and/or Shares. Additional divestitures in the future of our ADSs and/or Shares by shareholders, announcements of any plan to divest our ADSs and/or Shares, or hedging activities by third-party financial institutions in connection with similar derivative or other financing arrangements entered into by shareholders, could also cause the price of our ADSs and/or Shares to decline.

Certain major holders of our ordinary shares, including SoftBank, have the right to cause us to register under the U.S. Securities Act the sale of their shares. Registration of these shares under the U.S. Securities Act would result in these shares and/or ADSs representing these shares becoming freely tradable without restriction under the U.S. Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the form of ADSs in the public market could cause the price of our ADSs and/or Shares to decline significantly.

An active trading market for our ordinary shares on the Hong Kong Stock Exchange, our ADSs on the NYSE and/or our other securities might not be sustained and trading prices of our ordinary shares, ADSs and/or our other securities might fluctuate significantly.

Since our listing in Hong Kong in 2019, we have consistently been one of the most actively-traded companies on the Hong Kong Stock Exchange.  However, we cannot assure you that an active trading market for our ordinary shares on the Hong Kong Stock Exchange will be sustained. In addition, we cannot assure you that an active trading market for our ADSs on the NYSE or for our other securities will be sustained. For example, since our listing in Hong Kong in 2019, investors have been converting our ADSs into Shares listed in Hong Kong. If our investors convert a significant portion of our ADSs into Shares listed in Hong Kong or if such conversions happen suddenly or at a rapid pace, the price and liquidity of our ADSs could be severely impacted. The trading price or liquidity for our ADSs on the NYSE and the trading price or liquidity for our ordinary shares on the Hong Kong Stock Exchange in the past might not be indicative of those of our ADSs on the NYSE and our ordinary shares on the Hong Kong Stock Exchange in the future. In addition, legislation, executive orders and other regulatory actions, such as the HFCA Act and U.S. Executive Order 13959, may cause our ADSs to be delisted from the NYSE. See “— Risks Related to Doing Business in the People’s Republic of China — If our auditor is sanctioned or otherwise penalized by the PCAOB or the SEC as a result of failure to comply with inspection or investigation requirements, our financial statements will be determined to be not in compliance with the requirements of the U.S. Exchange Act or other laws or rules in the United States, which could ultimately result in our ADSs being delisted and materially and adversely affect our other securities.” See also “— Risks Related to Our Business and Industry — Changes in international trade or investment policies and barriers to trade or investment, and any ongoing geopolitical conflict, may have an adverse effect on our business and expansion plans, and could lead to the delisting of our securities from U.S. exchanges and/or other restrictions or prohibitions on investing in our securities.” If an active trading market of our ordinary shares on the Hong Kong Stock Exchange, our ADSs on the NYSE or our other securities is not sustained, the market price and liquidity of our ordinary shares, our ADSs or our other securities, could be materially and adversely affected, and there may be difficulties in enforcing obligations with respect to our other securities.

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

We are incorporated in the Cayman Islands and conduct a substantial portion of our operations in China through our subsidiaries and the VIEs. Most of our directors and substantially all of our executive officers reside outside the United States and Hong Kong S.A.R. and a substantial portion of their assets are located outside of the United States and Hong Kong S.A.R.  As a result, it may be difficult or impossible for our shareholders (including holders of our ADSs and Shares) to bring an action against us or against these individuals in the Cayman Islands or in China in the event that they believe that their rights have been infringed under the securities laws of the United States, Hong Kong S.A.R. or otherwise.  Even if shareholders are successful in bringing an action of this kind, the laws of the Cayman Islands and China may render them unable to enforce a judgment against our assets or the assets of our directors and officers.  There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, Hong Kong S.A.R. or China, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

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

Furthermore, due to jurisdictional limitations, matters of comity and various other factors, the ability of U.S. authorities, such as the SEC and the U.S. Department of Justice, or the DOJ, to investigate and bring enforcement actions against companies may be limited in foreign jurisdictions, including China.  Local laws may constrain our and our directors’ and officers’ ability to cooperate with such an investigation or action.  For example, according to Article 177 of the PRC Securities Law, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigations or evidence collection activities within the territory of the PRC.  Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide documents or materials relating to securities business activities to overseas parties. As a result of the foregoing, our public shareholders may have more difficulty in protecting their interests through actions against us, our management, our directors, our officers or our major shareholders, than they otherwise would with respect to a corporation incorporated in a jurisdiction in the United States or Hong Kong S.A.R. Shareholder protection through actions by the SEC, DOJ and other U.S. authorities also may be limited.

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

We completed our public offering in Hong Kong in November 2019 and the trading of our Shares on the Hong Kong Stock Exchange commenced on November 26, 2019 under the stock code “9988.”  As a company listed on the Hong Kong Stock Exchange pursuant to Chapter 19C of the Hong Kong Listing Rules, we are not subject to certain provisions of the Hong Kong Listing Rules pursuant to Rule 19C.11, including, among others, rules on notifiable transactions, connected transactions, share option schemes, content of financial statements as well as certain other continuing obligations.  In addition, in connection with the listing of our Shares on the Hong Kong Stock Exchange, we have been granted a number of waivers and/or exemptions from strict compliance with the Hong Kong Listing Rules, the Companies (WUMP) Ordinance, the Takeovers Codes and the SFO.  As a result, we adopt different practices as to those matters, including with respect to the content and presentation of our annual reports and interim reports, as compared with other companies listed on the Hong Kong Stock Exchange that do not enjoy those exemptions or waivers.

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

The depositary of our ADSs has agreed to pay holders of our ADSs the cash dividends or other distributions it or the custodian for our ADSs receives on our ordinary shares or other deposited securities after deducting its fees and expenses.  Holders of our ADSs will receive these distributions in proportion to the number of our ordinary shares that their ADSs represent.  However, the depositary is not responsible for making these payments or distributions if it is unlawful or impractical to make a distribution available to any holders of ADSs.  For example, it would be unlawful to make a distribution to a holder of ADSs if the distribution consists of securities that require registration under the U.S. Securities Act but that are not properly registered or distributed pursuant to an applicable exemption from registration.  The depositary is not responsible for making a distribution available to any holders of ADSs if any government approval or registration required for the distribution cannot be obtained after reasonable efforts made by the depositary.  We have no obligation to take any other action to permit the distribution of our ADSs, ordinary shares, rights or anything else to holders of our ADSs.  This means that holders of our ADSs may not receive the distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available.  These restrictions may materially reduce the value of the ADSs.

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

We may be or may become a passive foreign investment company, which could result in adverse United States federal income tax consequences to United States investors.

Based on the past and projected composition of our income and assets, and the valuation of our assets, including goodwill, we do not believe we were a passive foreign investment company, or PFIC, for our most recent taxable year, and we do not expect to become a PFIC in the current taxable year or the foreseeable future, although there can be no assurance in this regard. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets and the valuation of our assets from time to time. Specifically, we will be classified as a PFIC for United States federal income tax purposes for any taxable year if either: (i) 75% or more of our gross income for that taxable year is passive income, or (ii) at least 50% of the value (generally determined on a quarterly basis) of our assets for that taxable year is attributable to assets that produce or are held for the production of passive income. The calculation of the value of our assets will be based, in part, on the quarterly market value of our ADSs, which is subject to change. Therefore, a decrease in the price of our ADSs may result in our becoming a PFIC. See “Item 10. Additional Information — E. Taxation — Material United States Federal Income Tax Considerations — Passive Foreign Investment Company.”

In addition, it is not entirely clear how the contractual arrangements between us and the VIEs will be treated for purposes of the PFIC rules. If it were determined that we do not own the stock of the VIEs for United States federal income tax purposes (for example, because the relevant PRC authorities do not respect these arrangements), we may be treated as a PFIC. See “Item 10. Additional Information — E. Taxation — Material United States Federal Income Tax Considerations — Passive Foreign Investment Company.”

If we are or were to become a PFIC, there may be adverse United States federal income tax consequences to our shareholders and holders of our ADSs that are United States investors. For example, if we are a PFIC for any taxable year during which any such United States investor holds our ADSs or ordinary shares, such United States investor may become subject to increased tax liabilities under United States federal income tax laws and regulations, and will become subject to burdensome reporting requirements. There can be no assurance that we will not be a PFIC for the current or any future taxable year. You are urged to consult your own tax advisors concerning the United States federal income tax consequences of the application of the PFIC rules. See “Item 10. Additional Information — E. Taxation — Material United States Federal Income Tax Considerations — Passive Foreign Investment Company.”

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

Under the Hong Kong Stamp Duty Ordinance, any person who effects any sale or purchase of Hong Kong stock, defined as stock the transfer of which is required to be registered in Hong Kong, is required to pay Hong Kong stamp duty. The stamp duty is currently set at a total rate of 0.26% of the greater of the consideration for, or the value of, shares transferred, with 0.13% payable by each of the buyer and the seller.

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

Our significant subsidiaries, as that term is defined under Section 1-02 of Regulation S-X under the U.S. Securities Act, include the following entities:

●	Taobao Holding Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands, which is our wholly-owned subsidiary and a holding company of certain major subsidiaries relating to China commerce and Local consumer services businesses.
●	Taobao China Holding Limited 淘寶中國控股有限公司, a limited liability company incorporated under the laws of Hong Kong, which is the direct wholly-owned subsidiary of Taobao Holding Limited and a holding company of certain major subsidiaries relating to China commerce and Local consumer services businesses.
●	Alibaba.com Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands, which is our wholly-owned subsidiary and a holding company of certain major subsidiaries relating to China commerce, International commerce and Cloud businesses.
●	Alibaba.com Investment Holding Limited, a company incorporated with limited liability under the laws of the British Virgin Islands, which is the direct wholly-owned subsidiary of Alibaba.com Limited and a holding company of certain major subsidiaries relating to China commerce, International commerce and Cloud businesses.
●	Alibaba.com China Limited 阿里巴巴網絡中國有限公司, a limited liability company incorporated under the laws of Hong Kong, which is the direct wholly-owned subsidiary of Alibaba.com Investment Holding Limited and mainly operates back office and administrative functions.
●	Alibaba.com Singapore E-commerce Private Limited, a company incorporated under the laws of the Republic of Singapore, which is a wholly-owned subsidiary of Alibaba.com Investment Holding Limited and a holding company for subsidiaries relating to China commerce, International commerce and Cloud businesses and operates certain International commerce businesses.
●	Alibaba Investment Limited, a company incorporated with limited liability under the laws of the British Virgin Islands, which is our wholly-owned subsidiary and a holding company for strategic investments and a major subsidiary relating to Digital media and entertainment business.
●	Alibaba Group Services Limited, a limited liability company incorporated under the laws of Hong Kong, which is our wholly-owned subsidiary and operates as our treasury center in Hong Kong.
●	Taobao (China) Software Co., Ltd. 淘宝（中国）软件有限公司, a limited liability company incorporated under the laws of the PRC, which is a direct wholly-owned subsidiary of Taobao China Holding Limited, and provides software and technology services for Taobao.
●	Zhejiang Tmall Technology Co., Ltd. 浙江天猫技术有限公司, a limited liability company incorporated under the laws of the PRC, which is a direct wholly-owned subsidiary of Taobao China Holding Limited, and provides software and technology services for Tmall.
●	Alibaba (China) Technology Co., Ltd. 阿里巴巴（中国）网络技术有限公司, a limited liability company incorporated under the laws of the PRC, which is jointly owned by Taobao (China) Software Co., Ltd., Zhejiang Tmall Technology Co., Ltd. and Alibaba.com China Limited, and mainly operates our wholesale marketplaces and cross-border commerce retail and wholesale businesses.
●	Alibaba (China) Co., Ltd. 阿里巴巴（中国）有限公司, a limited liability company incorporated under the laws of the PRC, which is a direct wholly-owned subsidiary of Alibaba Group Service Limited, and is mainly involved in our strategic cooperation.

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

We are subject to the periodic reporting and other disclosure requirements under the U.S. Exchange Act that are applicable to foreign private issuers in the United States. Under the U.S. Exchange Act, we are required to file periodic reports, financial statements and other information with the SEC. We are required to, among other things, file our annual report on Form 20-F within four months after the end of each fiscal year. However, we are exempt from certain disclosure requirements under the U.S. Exchange Act that apply to domestic U.S. companies, and we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as domestic U.S. companies with securities registered under the U.S. Exchange Act. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our ADSs and Shares — As a foreign private issuer in the United States, we are exempt from certain disclosure requirements under the U.S. Exchange Act, which may afford less protection to holders of our ADSs than they would enjoy if we were a domestic U.S. company.” Copies of our periodic reports, financial statements and other information, once filed with the SEC, can be read and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 and at the SEC’s regional offices in New York, New York and Chicago, Illinois. You can also request copies of these documents, upon payment of a duplicating fee, by writing information on the operation of the SEC’s Public Reference Room. The SEC also maintains an Internet website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Our annual report and some of the other information submitted by us to the SEC may be accessed through this website. Such information can also be found on our investor relations website at https://alibabagroup.com/en/ir/home.

Share Repurchase Program

In May 2019, our board of directors authorized a share repurchase program for an amount of up to US$6.0 billion over a period of two years, which has since been upsized and extended a number of times by our board of directors. Most recently, in March 2022, our board of directors authorized an upsize of our share repurchase program to US$25.0 billion which is effective through March 2024. See “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers” for more details.

B.   Business Overview

Our Mission

Our mission is to make it easy to do business anywhere.

Our founders started our company to champion small businesses, in the belief that the Internet would level the playing field by enabling small enterprises to leverage innovation and technology to grow and compete more effectively in domestic and global economies. We believe that concentrating on customer needs and solving their problems – whether those customers are consumers, merchants or enterprises – ultimately will lead to the best outcome for our business. In the digital era, we are staying true to our mission by helping our customers and business partners harness the power of digital technology. We have developed a large ecosystem powered by technology infrastructure that enables participants to create and share value on our platforms. Our decisions are guided by how they serve our mission over the long term, not by the pursuit of short-term gains.

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

As we continue to expand our businesses from commerce to local consumer services, logistics, cloud, digital media and entertainment, among other sectors, Alibaba has evolved into an ecosystem that is unique, energetic and innovative. We had set medium-term goals for fiscal year 2024: continue to expand our globalization efforts and through our China consumer business, serve more than one billion consumers and facilitate more than RMB10 trillion of annual consumption on our platforms. We already achieved the goal of serving more than one billion consumers through our China consumer business in fiscal year 2022. We believe the goals for fiscal year 2024 put us closer to achieving our vision for fiscal year 2036: serve two billion global consumers, enable 10 million businesses to be profitable and create 100 million jobs.

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

Company Overview

To fulfill our mission “to make it easy to do business anywhere,” we enable businesses to transform the way they market, sell and operate and improve their efficiencies. We provide the technology infrastructure and marketing reach to help merchants, brands, retailers and other businesses to leverage the power of new technology to engage with their users and customers and operate in a more efficient way. We also empower enterprises with our leading cloud infrastructure and services and enhanced work collaboration capabilities to facilitate their digital transformation and to support the growth of their businesses.

Our businesses are comprised of China commerce, International commerce, Local consumer services, Cainiao, Cloud, Digital media and entertainment, and Innovation initiatives and others. An ecosystem has developed around our platforms and businesses that consists of consumers, merchants, brands, retailers, third-party service providers, strategic alliance partners and other businesses. For fiscal year 2022, we served approximately 1.31 billion annual active consumers through our global consumer-facing businesses in the Alibaba Ecosystem, including over 1 billion in China and 305 million consumers outside China. Total GMV transacted in the Alibaba Ecosystem was RMB8,317 billion (US$1,312 billion) for fiscal year 2022, which included RMB7,976 billion (US$1,258 billion) of GMV generated from our China consumer-facing businesses, including those in China commerce, Local consumer services and Digital media and entertainment segments, and US$54 billion of GMV generated from our International commerce retail business. We also serve millions of enterprises through our Cloud business, and many of our customers are reputable industry leaders in their respective verticals. In fiscal year 2022, Alibaba Cloud served more than 60% of A-share listed companies in China.

China Commerce

China Commerce Retail

We are the largest retail commerce business in the world in terms of GMV in the twelve months ended March 31, 2022, according to Analysys. Our China commerce retail businesses primarily include Taobao and Tmall, which together constitute the world’s largest digital retail business in terms of GMV for the twelve months ended March 31, 2022, according to Analysys, Taobao Deals which offers consumers value-for-money products, Taocaicai which provides next-day pick-up services for groceries and fresh goods at neighborhood pick-up points, as well as our direct sales businesses which offer upgraded consumer experiences with integrated online and offline capabilities, including Tmall Supermarket, Freshippo and Sun Art. During the same period, we generated approximately 67% of our revenue from our retail commerce business in China.

We have also developed a digital commerce infrastructure that offers an upgraded consumer experience by seamlessly integrating online and offline capabilities for our marketplaces and direct sales businesses. Leveraging our product and supply chain capabilities as well as fulfillment and delivery expertise, our consumers can enjoy a broad variety of quality products at different price points with a wide selection of delivery options that satisfy their varying needs.

China Commerce Wholesale

1688.com, China’s largest integrated domestic wholesale marketplace in 2021 by net revenue, according to Analysys, connects wholesale buyers and sellers across a wide range of categories.

International Commerce

International Commerce Retail

Our International commerce retail businesses, including Lazada, AliExpress, Trendyol and Daraz, empower brands and merchants with local market insights and critical commerce infrastructure, in turn serving local consumers through wide product selection and differentiated customer experience. Lazada, a leading and fast-growing e-commerce platform in Southeast Asia, serves one of the largest user bases among the global e-commerce platforms by providing consumers with access to a broad range of offerings from local SMEs, and regional and global brands. Additionally, Lazada operates one of the leading e-commerce logistics networks in Southeast Asia, which provides reliable, quality and convenient logistics services to its consumers and merchants. AliExpress, one of our international retail marketplaces, enables global consumers to buy directly from manufacturers and distributors in China and around the world. We also operate Trendyol, which we believe is by far the leading e-commerce platform in Türkiye in terms of both GMV and order volume in 2021. It serves local consumers with a broad selection of products and services through its e-commerce business as well as instant delivery services for food and groceries. Consumers also enjoy the quality and convenient delivery services provided by Trendyol’s fulfillment and logistics networks. Beyond Türkiye, Trendyol has expanded internationally by leveraging its product sourcing capabilities and supply chain advantages in Türkiye. In addition, we operate Daraz, a leading e-commerce platform across South Asia with key markets in Pakistan and Bangladesh.

International Commerce Wholesale

We operate Alibaba.com, China’s largest integrated international online wholesale marketplace in 2021 by revenue, according to Analysys. During fiscal year 2022, buyers who sourced business opportunities or completed transactions on Alibaba.com were located across over 190 countries.

Local Consumer Services

We use mobile and online technology to enhance the efficiency, effectiveness and convenience of consumer services for both service providers and their customers in two distinct scenarios: “To-Home” and “To-Destination.”

Our “To-Home” businesses, including Ele.me and Taoxianda, enable consumers to easily access merchants’ services at home. Ele.me, a leading local services and on-demand delivery platform, enables consumers to order food and beverages, groceries, FMCG, flowers and pharmaceutical products anytime and anywhere. Taoxianda, our online-offline integration service solution for FMCG brands and third-party grocery retail partners, facilitates the digitalization of retailers’ operations, helps them open online stores and provides customized marketing recommendations.

Our “To-Destination” businesses, including Amap, Fliggy and Koubei, provide consumers with convenient access to quality services at their destinations. Amap, a leading provider of mobile digital map, navigation and real-time traffic information in China, provides users with a simple one-stop access point to services such as navigation, local services and ride-hailing. Fliggy, a leading online travel platform, provides comprehensive services to meet consumers’ travel needs. Koubei, our restaurant and local services guide platform for in-store consumption, provides merchants with targeted marketing solutions, digital operation capabilities and analytics tools and allows consumers to discover local services content on the platform.

Cainiao

Leveraging our self-developed and our logistics partners’ capacities and capabilities, Cainiao offers domestic and international one-stop-shop logistics services and supply chain management solutions, addressing various logistics needs of merchants and consumers at scale. Cainiao also uses data insights and technology to digitalize the entire logistics process and enhance the capabilities of our logistics partners, thereby improving consumer experience and efficiency across the logistics value chain. For consumers, Cainiao offers parcel pick-up services through Cainiao Post, our neighborhood logistics solution that operates a network of neighborhood, campus and rural village stations and residential self pick-up lockers. Consumers can also enjoy parcel pick-up at the doorstep and time-guaranteed delivery service through Cainiao. For merchants, Cainiao has built a full-fledged fulfillment network at provincial, city, and county levels in China, which offers customized fulfillment solutions to different types of merchants on our platforms. Globally, Cainiao has developed a network of assets and partners to support merchants on our cross-border and international commerce retail platforms such as AliExpress, Tmall Global and Lazada.

Cloud

Our Cloud segment is comprised of Alibaba Cloud and DingTalk. Alibaba Group is the world’s third largest and Asia Pacific’s largest Infrastructure-as-a-service provider by revenue in 2021 in U.S. dollars, according to Gartner’s April 2022 report (Source: Gartner, Market Share: IT Services, 2021, Neha Sethi et al., April 8, 2022) (Asia Pacific refers to Mature Asia/Pacific, Greater China, Emerging Asia/Pacific and Japan, and market share refers to that of Infrastructure-as-a-service). Alibaba Group is also China’s largest provider of public cloud services by revenue in 2021, including PaaS and IaaS services, according to IDC (Source: IDC Semiannual Public Cloud Services Tracker, 2021H2). Alibaba Cloud offers a complete suite of cloud services, including proprietary servers, elastic computing, storage, network, security, database and big data, and IoT services, serving our ecosystem and beyond. We leverage these capabilities and technologies to provide our customers across various verticals with industry-specific solutions, enabling intelligent business decisions and operations. In addition, we offer Alibaba Cloud’s enterprise customers a number of DingTalk’s solutions to empower them with enhanced work collaboration capabilities and easy access to Alibaba Cloud’s big data analytics and AI capabilities, further facilitating their digital transformation. We believe our cloud services’ added value translates into direct and tangible results, and these services have become a critical foundation for our customers, many of whom are reputable industry leaders in their respective verticals. DingTalk is our digital collaboration workplace and application development platform that offers new ways of working, sharing and collaboration for modern enterprises and organizations. Equipped with our cloud capabilities and big data analytics, DingTalk aims to facilitate the digital transformation of enterprises and organizations. Millions of enterprises and users use DingTalk to stay connected and work remotely. According to QuestMobile, DingTalk is the largest business efficiency mobile app in China by monthly active users in March 2022.

Digital Media and Entertainment

Digital media and entertainment is a natural extension of our strategy to capture consumption beyond our commerce businesses. Insights we gain from our commerce businesses and our proprietary data technology enable us to deliver relevant digital media and entertainment content to consumers. This synergy delivers a superior entertainment experience, increases customer loyalty and improves monetization for content providers across the ecosystem.

Youku, the third largest online long-form video platform in China in terms of monthly active users in March 2022, according to QuestMobile, serves as one of our key distribution platforms for digital media and entertainment content. Quark, our one-stop platform for information search, storage and consumption, helps young users gain access to a variety of digital content and information for learning and work purposes. In addition, Alibaba Pictures, driven by high-quality content and technology, is an integrated platform that provides content production, promotion and distribution, intellectual property-related licensing and commercial operation, cinema ticketing management and Internet data services for the entertainment industry. Youku, Quark, Alibaba Pictures and our other platforms, such as newsfeed and literature platforms, allow users to discover and consume content as well as interact with each other. In addition, we develop, operate and distribute mobile games through Lingxi Games.

Innovation Initiatives and Others

We continue to innovate and develop new service and product offerings with the goals of meeting the needs of our customers, improving efficiency in their daily lives and creating synergies among our ecosystem participants. DAMO Academy, our global research program in cutting-edge technologies, aims to integrate and speed up knowledge exchange between science and industry. DAMO Academy encourages a collaborative environment that facilitates the application of scientific discoveries to real-life circumstances. Tmall Genie smart speaker, a leading smart speaker in China, provides an interactive interface for our customers to easily access services offered by our ecosystem participants.

Our Ecosystem

An ecosystem has developed around our platforms and businesses, consisting of consumers, merchants, brands, retailers, third-party service providers, strategic alliance partners and other businesses. At the nexus of this ecosystem are our technology platform, our marketplace rules and the role we play in connecting these participants to make it possible for them to discover, engage and transact with each other and manage their businesses anytime and anywhere. Much of our effort, time and energy is spent on initiatives that are for the greater good of the ecosystem and on balancing the interests of its participants. We feel a strong responsibility for the continued development of the ecosystem and we take ownership in this development. Accordingly, we refer to this as “our ecosystem.” Our ecosystem has strong self-reinforcing network effects benefitting its various participants, who are in turn invested in our ecosystem’s growth and success.

The following chart sets forth the key businesses and services provided by us:

CHINA COMMERCE

Retail

淘宝 Taobao

TMALL天猫

淘特 (Taobao Deals)

淘菜菜 (Taocaicai)

闲鱼 (Idle Fish)

TMALL MART

天猫国际 TMALL GLOBAL

Alibaba Health

FRESHIPPO

SUN ART Retail Group Limited

银泰百货 Intime Department Store

Wholesale

1688

INTERNATIONAL COMMERCE

Retail

AliExpress

Lazada

trendyol

Daraz

Wholesale

阿里巴巴国际站 Alibaba.com

LOGISTICS

CAINIAO 菜鸟

Logistics Infrastructure for China and International Commerce

CLOUD

DingTalk

Alibaba Cloud

Technology Infrastructure for Digitalization and Intelligence

LOCAL CONSUMER SERVICES

To-Home

饿了么 (Ele.me)

淘鲜达 (Taoxianda)

To-Destination

高德地图 (Amap)

Fliggy

DIGITAL MEDIA AND ENTERTAINMENT

YOUKU

阿里巴巴影业集团 Alibaba Pictures

LINGXIGAMES 灵犀互娱

Damai

Quark 夸克

UC

INNOVATION INITIATIVES AND OTHERS

DAMO ALIBABA DAMO ACADEMY

天猫精灵 TMALL GENIE

Infrastructural Elements of the Alibaba Ecosystem

Our Strategies

Digital adoption and transformation in retail are accelerating globally since the COVID-19 pandemic, reshaping consumer behavior and enterprise operations. On the consumer side, shopping online has become a habit for more people and in more product categories. On the retail side, online sales is no longer an option but a necessity for brick-and-mortar retailers. The COVID-19 pandemic has also brought fundamental changes to how people work and learn, accelerating the digitalization of enterprises and organizations. We believe this is the new normal.

While such transformation presents tremendous opportunities, it also requires focus, innovation and agility in establishing the necessary strategic capabilities. With our environmental, social and governance responsibilities as the foundation of our long-term strategy, we choose to stay focused on strengthening our leadership and building core capabilities in three strategic areas: consumption, cloud, and globalization.

Consumption

Consumption continues to present significant opportunities in China and globally.

In China, while we believe that our one billion annual active consumer base already represents the vast majority of Internet users with meaningful consumption power, there remains significant opportunities for us in wallet share expansion. We aim to capture these opportunities by serving the diversified needs of different consumer segments in accordance with their consumption power and mindset. We offer a multi-dimensional matrix of consumer apps with clearly differentiated value propositions that aim to meet the various consumer demands across metropolitan and less-developed regions, across differing time sensitivities, and across different income levels and consumption models.

We will continue to enhance and enrich our portfolio of consumer apps, and enable new consumption models and formats to better serve the evolving needs of consumers. We are also further strengthening our supply chain capabilities, including through the direct sales model and integrated online and offline solutions, to strengthen the competitiveness of our products and services and enhance our penetration in categories that are essential to our consumers’ daily lives.

In addition, to enhance the positioning of our Taobao app, China’s largest digital retail platform, from a transaction-focused marketplace to a consumer destination for discovery and shopping, we continue to focus on creating personalized, immersive and interactive experience through relevant and highly engaging consumption-related content and our apps’ rich interfaces and features. We are also actively exploring new consumption models, formats and technologies to create next-generation experience for our users.

Over the years, we have established a comprehensive infrastructure for digital commerce with diversified fulfillment models. Through Cainiao, we aim to establish a hybrid delivery network covering intracity, intercity and supply chain services. We are building instant delivery and same-city express delivery capabilities in key cities in China to fulfill a reliable neighborhood shopping experience. We are also investing to establish a nationwide express delivery network with cold-chain, bulky and large appliance delivery capabilities to provide merchants with comprehensive delivery options in key categories such as fresh produce, FMCG and electronics. We will continue to invest in these capabilities to enhance our core competitiveness and value creation to our merchants and consumers, achieving sustainable and high-quality growth.

We will discuss the consumption opportunity outside of China under the globalization strategy.

Cloud

We believe that digitalization presents the biggest opportunity of our time, and cloud computing plays a fundamental role in the digital transformation across various industries. Cloud is rapidly replacing traditional IT infrastructure with much higher efficiency at lower cost. It enables traditionally unstructured, undiscovered and underutilized data to be captured, activated and harnessed as a new source of intelligence to help businesses make decisions, improve operating efficiency and grow. In order to capture the tremendous opportunities of enterprise digitalization, we will continue to strengthen our market leadership as a global cloud service provider, and focus on high-quality growth through improving operating efficiency, enhancing core products and technologies and advancing our Cloud-DingTalk integration strategy.

We strive to empower our customers and ecosystem partners with powerful cloud infrastructure to support the growth of their businesses. We will continue to work with industry partners to develop vertical-specific solutions to facilitate digital transformation of various industries. Our strategic initiative to integrate DingTalk with Alibaba Cloud has enabled enterprise customers to digitalize their organization and business collaboration through DingTalk’s open platform, with data generated and accumulated to cloud. We will continue to expand the user base of DingTalk’s core applications and strengthen its open-platform ecosystem of industry solutions to enable further digitalization of business operations within and across organizations. We will also cultivate new business opportunities in industrial digitalization and next-generation Internet through investments in cloud-based industry solutions and frontier technologies, such as digital humans, large-scale AI, and autonomous driving.

Globalization

Despite the uncertainties and complexities in the global macro environment, we remain firmly committed to our globalization strategy. We will take full advantage of the vast opportunities in the global market to serve customers in and outside of China. Our globalization strategy has two components: globalization of consumption and globalization of cloud. Both of these can only be sustained with the support of local ecosystems of consumption and technology.

We strive to make diversified offerings available to our users worldwide by empowering our local merchants and partners, supported by our supply chain advantages in China and cross-border capabilities. Starting with Southeast Asia, we aim to serve consumers and merchants around the world through both localized and cross-border offerings. We will continue to grow our local and cross-border retail commerce in key strategic markets such as Southeast Asia while exploring business model innovations. To support the globalization initiatives of our commerce businesses, we plan to continue developing critical international infrastructure and capabilities, including logistics and payment, in order to drive differentiated and superior experience for our users in key strategic markets.

In addition, as the largest IaaS service provider in Asia Pacific, we continue to expand our international cloud infrastructure and strengthen local cloud service capabilities, especially in Southeast Asia. We have set up data centers in 27 regions globally, including Singapore, Indonesia, Malaysia, the Philippines and Thailand, among others. We aim to empower local customers with our strong cloud capabilities, customized vertical-specific solutions and localized services to better serve industrial digitalization demands globally. We also strive to work with our local partners to build up ecosystems of cloud computing, further driving the digital transformation across various industries.

Environmental, Social and Governance Responsibilities

In addition to further clarifying our commitment to the three major strategies, we have formally announced ESG as the key strategy of Alibaba’s social responsibility. ESG not only provides a framework for solving a series of global challenges, but is also the bridge to carry Alibaba to 102 years. We believe we can only create and sustain a profitable and prosperous business by bringing positive change to the society. We are committed to assuming greater responsibility while pursuing business excellence as the operator of a platform economy. For these reasons, we are positioning our environmental, social and governance responsibilities as a foundation of our strategies. See “—Environmental, Social and Governance(ESG).”

Our Businesses

China Commerce

China Commerce Retail

We operate the largest retail commerce business in the world in terms of GMV in the twelve months ended March 31, 2022, according to Analysys. Our retail commerce businesses in China, primarily consisting of Taobao, Tmall, Taobao Deals, Taocaicai and our various direct sales businesses which offer upgraded consumer experiences with integrated online and offline capabilities, have become an important part of the everyday lives of consumers in China. Empowered by our commerce technologies and services, we appeal to a massive base of consumers by connecting them with diversified and comprehensive offerings in highly engaging and social formats.

●	Consumers. We serve a large and growing consumer base, across both large cities and less-developed areas. Annual active consumers of China commerce retail business reached 903 million in the twelve months ended March 31, 2022. Over 70% of the new annual active consumers in fiscal year 2022 were from less-developed areas.

We believe our platforms appeal to a growing and increasingly diverse consumer base at various income levels as well as address the evolving needs of our existing consumers. Taobao Deals offers consumers value-for-money products and achieved rapid user growth in fiscal year 2022. Annual active consumers of Taobao Deals reached over 300 million for the twelve months ended March 31, 2022. More than 20% of these annual active consumers of Taobao Deals were users that never shopped on Taobao or Tmall previously. Taocaicai provides consumers with next-day pick-up services for a wide range of groceries and fresh goods at neighborhood pick-up points. More than 50% of Taocaicai’s annual active consumers in the twelve months ended March 31, 2022 were first-time fresh produce buyers on our various platforms.

In addition, our ability to offer and deliver value has driven increased consumer engagement over time. Generally, the longer consumers have been with us, the more orders they tend to place across a more diverse range of product categories. Consumers on Taobao and Tmall continue to exhibit high retention. In fiscal year 2022, there were more than 124 million annual active consumers who each spent more than RMB10,000 on purchasing physical goods on Taobao and Tmall. Approximately 98% of annual active consumers who each spent over RMB10,000 on purchasing physical goods on Taobao and Tmall in fiscal year 2021 continued to be active in fiscal year 2022.

●	Products and Services. We believe the Alibaba Ecosystem offers the most comprehensive range of products and services among global commerce platforms to meet the diverse demands of our massive and growing consumer base across different segments. We have developed a digital commerce infrastructure that offers an upgraded consumer experience by seamlessly integrating online and offline capabilities for our marketplaces and direct sales businesses. Consumers can enjoy a broad variety of quality products at different price points with a wide selection of delivery options that satisfy their varying needs. The core capabilities that form the critical foundation of our digital commerce infrastructure include the following:
-	Product and supply chain capabilities. We believe our ecosystem provides the most comprehensive product and service offerings. Our platforms, through collaboration with our merchants and ecosystem partners, offer products ranging from branded products and imported goods to products sourced directly from manufacturers, farms and other long-tail products. For example, consumers may look for branded products, including luxury brands, trendy fashion brands and new brands, on Tmall, and imported products from around the world on Tmall Global. Taobao Deals enables manufacturers and merchants to sell directly to consumers to meet their needs for value-for-money products. Taocaicai satisfies consumers’ needs for quality and affordable groceries and fresh goods with its next-day pick-up services. Through Idle Fish, our consumer-to-consumer community and marketplace in China, consumers can find a variety of second-hand, recycled, refurbished, for-rent and other long-tail products. In addition, we continue to expand our proprietary supply chain through our direct sales businesses to further enhance our product supply and service capabilities. For example, we leverage Sun Art’s, Freshippo’s and their retail partners’ supply chain networks to provide greater selection of fresh goods and FMCG. We also continue to go upstream to source agricultural products directly to enhance our product selection as well as provide more local and seasonal specialties to our consumers. These extensive supply chain networks and our in-house sourcing capabilities enable us to further penetrate into various verticals, including FMCG, fresh produce, electronics and home appliances.

-	Fulfillment and delivery expertise. We have developed logistics expertise and capabilities that allow us to offer a full range of high-frequency fulfillment services to satisfy consumer demand. Our comprehensive delivery options include on-demand delivery, half-day delivery, same-or-next-day delivery and next-day pick-up services, which capture the varying needs of consumers living in large cities and less-developed areas. For example, Freshippo’s proprietary fulfillment system enables store-to-door 30-minute delivery to consumers living within a three-kilometer radius of a Freshippo store; we provide groceries and fresh goods to consumers with Taocaicai’ next-day pick-up services; and Tmall Supermarket offers daily necessities, FMCG and general merchandise through Taobao app with same-or-next-day delivery services.
●	Engagement. The massive amount of user and merchant activities taking place every day on our China commerce platforms generate significant consumer insights. By leveraging proprietary AI and data technologies, we are able to aggregate and build on deep consumer insights to provide more accurate search results and relevant recommendation feeds that enhance the shopping experience for our consumers. Our various commerce platforms also enable merchants to engage with consumers through a variety of formats, including livestreaming, short-form videos, interactive games and microblogs. We continue to introduce interactive features and innovative formats to facilitate user engagement with brands, merchants and content creators. Along with these features and formats, our relevant and engaging entertainment content plays an important role in consumers’ product discovery process and shopping journey by providing an immersive and personalized shopping experience, driving user stickiness and retention on our various platforms.

The following pages are visual presentations of select features that highlight our offerings and how we leverage our consumer insights and technologies to enable consumers and businesses to more effectively engage with each other and among themselves.

Comprehensive Product and Service Offerings

Taobao app offers consumers a comprehensive range of products and services and a unique social commerce experience through highly relevant content, personalized shopping recommendations and interactive features that drive social engagement

Theme-based Recommendation

Recommendation feeds of product listings and various theme-based content, enabled by our extensive consumer insights and proprietary data technologies, provide our consumers with a relevant and engaging content discovery process and shopping experience

签到
订阅
推荐
会员码
无糖夏季饮料
搜索
书桌灯简约创意智能灯
¥680 345人付款
次日达 包邮
牛仔刺绣夏日连衣短裙
¥198 122人付款
近7天收藏上千
教你2022新潮流穿搭
¥789.9 券后价
2173人付款
简约现代沙发在场景当中的应用
品牌动态 13.2w关注
正在发送红包
低音超震撼的耳机
音乐发烧友必备交响乐耳机
根据你买过的小白唱片为你搭配
烈艷藍金唇膏口紅新風貌
¥450 122人付款
直播中 1830观看
茉莉教你2022年最新流行春日妆容
美食顾小厨娘
运动内衣女健身服瑜伽运动训练文胸
¥125 券后价 45人付款
逛逛
消息
购物车
我的淘宝
Feature comprehensive, relevant and engaging theme categories based on proprietary algorithms and consumer insights
Showcase social and interactive content formats, including short-form videos and livestreaming

Taobao Live – 24/7 Livestreaming

Taobao Live, where merchants and KOLs use livestreaming to market to their fans and customers, provides a fun and interactive shopping experience for consumers, and has become one of the fast-growing sales formats on our various China commerce retail platforms

Curated Product Recommendation

Consumers also come to Taobao app to discover new trends and browse for ideas, where recommendations are based on extensive user-generated content and empowered by our proprietary data technologies. We continue to enhance interactive features and formats to provide relevant and engaging entertainment content, driving user stickiness and retention on our various platforms

Value-for-money Products Offered by Taobao Deals

Taobao Deals offers value-for-money products by enabling merchants and manufacturers to sell directly to consumers, including those in less-developed areas and large cities. Consumers are attracted to Taobao Deals’ clear value proposition and its growing product selections from different verticals

Community Marketplace for Groceries and Fresh Goods

Our community marketplace business, Taocaicai, provides consumers with next-day pick-up services for groceries and fresh goods at neighborhood pick-up points. Taocaicai is driving higher penetration into our China annual active consumers’ purchases of food, grocery and fresh produce, enhancing consumers’ purchase frequency and stickiness on our various platforms

Select pick-up points in the neighborhood
淘菜菜
自提点: 西安南长...
洗洁精
搜索
卡券包
·春菜正当食·
尝鲜0.99元起
抢
¥0.99
¥0.99
¥0.99
¥7.49
Seasonal groceries and fresh produce offerings
Access to different product categories
新鲜蔬菜
时令水果
肉蛋水产
粮油调味
乳饮酒水
冷冻速食
休闲食品
家清纸品
绿植花卉
个护美妆
日用百货
Collect rewards through interactive games
分享赚钱
签到领钱
天天领鸡蛋
15减3
山城夜市
肉禽日
Purchase local products at discounted prices
Promotions of best-selling products
限时秒杀
23:58:41
查看全部
¥16.99
¥17.99
¥15.29
¥7.39
限时秒杀
限时秒杀
云南甜王西瓜3kg~3.5kg/份
月销364份
限2份优惠
¥20.68
加入购物车
爱优柔竹浆本色卫生纸35卷/提
二七区1650人买过
限2提优惠
¥35.99
加入购物车
领 满10减1 满19减3 满29减2 满50减5
4张优惠
首页
分类
购物车
我的
Recommendation feeds of product listings
Legend
Social engagement features
Main features

New Product Release Platform for Brands and Retailers

Leveraging our consumer insights and data technologies, Tmall Hey Box is a dedicated platform for brands and retailers to launch their new products

GUCCI
新品精选
开盒有喜
Space Molly 樱桃小丸子
潮流手办 天猫重磅发售
小黑盒新品
开盒有喜 每天签到领红包
去抢福利
新品1元抽
12点开奖
2802人参与
4934人参与
新品日历
22
2022
04月
我的品牌
正在上新
添加品牌
Zara
ZENGLIU
热度新品
趋势新品
直降
女装
彩妆
女鞋
筛选品牌
Zara +6622
Gucci +516
ZENGLIU +508
男士理容上新季
新品上新5折起 GO>
金百合贝珠开口戒耳钉
¥380
33人已加购
OOAK
致知ZHIZHI 拜星 连衣
¥1129
373人已加购
新趋势周刊
Trend
野奢露营
进入阅读
小黑盒
尖货抽签
明星种草
新品试用
New product launches and promotions for brands and retailers
Collect rewards and red packets for new product purchase
Subscribe to new product launches, livestreaming, news and rewards
Subscribe to brands and retailers for new product launches
Seasonal new product promotions
Recommendation feeds of new product listings
Trending themes and recommended new products
Livestreaming sessions of new products
Enter to win a chance to purchase limited-edition products
Heyspace: New products recommended by designers and artists
Try new product samples at discounted prices

Tmall Flagship 2.0 – Enabling Merchants to Engage with Consumers

Tmall Flagship 2.0 enables merchants to enhance consumers’ shopping experience by providing additional interactive features

Taobao

Taobao means “search for treasure” in Chinese. Taobao serves as the starting point and destination portal for many users’ shopping journey. Consumers from both large cities and less-developed areas come to Taobao to enjoy an engaging, personalized shopping experience, optimized by our data analytics and technology. Through highly relevant content, engaging and interactive formats and real-time updates from merchants, consumers can learn about products and new trends. They can also interact with each other and their favorite merchants and KOLs through a broad range of interactive features such as livestreaming and short-form videos. Taobao is China’s largest digital retail platform, in terms of GMV for the twelve months ended March 31, 2022, according to Analysys.

Taobao provides a top-level traffic funnel that directs users to the various marketplaces, channels and features within our ecosystem. For example, a search result on Taobao displays listings not only from Taobao merchants but also from Tmall merchants and brands, thereby generating traffic for Tmall. Through Taobao, consumers can also find long-tail products on Idle Fish, our consumer-to-consumer community and marketplace in China, as well as other products and consumer services, which may also be accessed through their respective independent mobile apps.

Merchants on Taobao are primarily individuals and small businesses. Merchants can create storefronts and listings on Taobao free of charge. The escrow payment services provided by Alipay are free of charge to consumers and merchants unless payment is funded through a credit product such as a credit card, in which case Alipay charges a fee to the merchant based on the related bank fees charged to Alipay. Taobao merchants can purchase P4P, in-feed marketing and display marketing services to direct traffic to their storefronts. In addition, merchants can acquire additional traffic from third-party marketing affiliates. Taobao merchants can also pay for advanced storefront software that helps upgrade, decorate and manage their online storefronts.

Tmall

Tmall caters to consumers’ ever-growing demand for high-quality products and premium shopping experience. A large number of international and Chinese brands and retailers have established storefronts on Tmall. We have positioned Tmall as a trusted platform for consumers in China and overseas to buy both homegrown and international-branded products as well as products not available in traditional retail outlets. As the brands and offerings on Tmall continue to grow and diversify, we continue to improve our ability to accurately target and meet different consumer demands. In the twelve months ended March 31, 2022, Tmall was the largest third-party online and mobile commerce platform for brands and retailers in the world in terms of GMV, according to Analysys.

Tmall is the partner of choice for brands. Brands and retailers operate their own storefronts on Tmall with unique brand identities and look and feel, accompanied by full control over their own branding and merchandising. As of March 31, 2022, there were over 320,000 brands and merchants on Tmall, including over 80% of the consumer brands ranked in the Forbes Top 100 World’s Most Valuable Brands for 2021. Because of the presence of a large number of global brands and the stringent standards required for merchants, brands and retailers to join and operate on Tmall, a presence on Tmall has become a validation of quality, allowing merchants, brands and retailers to take advantage of our significant traffic to extend and build brand awareness and customer engagement. Major international brands that have physical operations in China are well represented on Tmall.

Brands and retailers turn to Tmall not only for its broad user base, but also for its consumer insights and technology. Tmall has driven the digitalization and transformation of brands and retailers by enabling them to digitalize their operations, engage, acquire and retain consumers, increase brand recognition, innovate product offerings, manage supply chains and enhance operational efficiency. In particular, Tmall offers a variety of one-stop brand marketing and promotional products to help brands and retailers quickly acquire new users, enhance brand awareness and launch new products.

We also continue to position Tmall as the premier shopping destination for everyday items, highlighting value and convenience. FMCG, apparel and accessories, and consumer electronics are among Tmall’s most popular product categories. We have also strengthened consumer recognition of Tmall’s value proposition in consumer electronics and home appliances through promotional events and strategic partnerships.

In 2009, Tmall pioneered the 11.11 Global Shopping Festival. Our thirteenth annual 11.11 Global Shopping Festival in 2021 showcased our social responsibility initiatives and our commitment to building a sustainable future. A record of 290,000 brands participated in the 11-day shopping festival in 2021, including merchants and manufacturers from agricultural belts in less-developed regions which generated healthy GMV growth year-over-year. In addition, a dedicated eco-friendly vertical on Tmall featured 500,000 products with official Green Product Certification from more than 2,000 merchants. We generated RMB540.3 billion (US$84.54 billion) in GMV, excluding unpaid orders, during the 11-day campaign.

Like merchants on Taobao, brands and merchants on Tmall have access to P4P, in-feed marketing and display marketing services as well as storefront software, which they can use to fully engineer, customize, and even code the software behind their storefronts.

Taobao Deals

Taobao Deals offers value-for-money products by enabling merchants and manufacturers to sell directly to consumers, including those in less-developed areas and large cities. Taobao Deals experienced strong growth in fiscal year 2022 with annual active consumers reaching over 300 million for the twelve months ended March 31, 2022, contributing additional traffic to the Alibaba Ecosystem. More than 20% of these annual active consumers of Taobao Deals were users that never shopped on Taobao or Tmall previously. Taobao Deals has also successfully launched and executed several initiatives to optimize logistics costs and improve delivery experience for consumers. During fiscal year 2022, the number of paid orders on Taobao Deals grew over 100% year-over-year. In addition, Taobao Deals has attracted a growing number of merchants and manufacturers that offer a broader selection of value-for-money products to our consumers, creating a virtuous cycle.

Taocaicai

Taocaicai is our community marketplace that offers consumers next-day pick-up services for a wide range of groceries and fresh goods at neighborhood pick-up points. Leveraging the strong product and supply chain capabilities of Sun Art, Taobao Deals and Lingshoutong, Taocaicai provides consumers with a broad selection of quality groceries and fresh produce at competitive prices. In fiscal year 2022, Taocaicai has rapidly established market presence in regions that have large population with meaningful consumption power and successfully completed the development of a network of core regional distribution centers and warehouses in these targeted regions, generating robust GMV growth. Taocaicai is driving higher penetration into our China annual active consumers’ purchases of food, grocery and fresh produce, which enhances consumers’ purchase frequency and stickiness on our various platforms. More than 50% of Taocaicai’s annual active consumers were first-time fresh produce buyers on our various platforms for the twelve months ended March 31, 2022. At the same time, Taocaicai’s unit economics per order has continued to improve, benefitting from higher regional order density, and improving gross margin from enhanced supply chain capabilities.

Tmall Supermarket

Tmall Supermarket offers daily necessities, FMCG and general merchandise through Taobao app with same-or-next-day delivery services. By leveraging our technology capabilities and consumer insights, Tmall Supermarket facilitates the digital transformation of its offline partners, enhancing their supply chain management capabilities.

Tmall Global

Tmall Global addresses increasing demand of consumers in China for international products and brands. Tmall Global serves as the premier platform through which overseas brands and retailers reach consumers in China, build brand awareness and gain valuable consumer insights in forming their overall China strategies, without the need for physical operations in China. We believe Tmall Global was a leading import e-commerce platform in China in terms of GMV in the twelve months ended March 31, 2022.

Digital Healthcare and Pharmaceutical E-commerce

Alibaba Health is our flagship vehicle that offers one-stop solutions to consumers through integrating online and offline resources of the pharmaceutical and healthcare industries. We prioritize the needs of the customers through leveraging the strength of the existing pharmaceutical e-commerce business along with exploring innovative business models of Internet healthcare services.

Freshippo

Freshippo, our proprietary retail chain for groceries and fresh goods, exemplifies the creation of a new shopping experience through the convergence of online and offline activities by using retail stores to warehouse and fulfill online orders, in addition to offering a rich and fun experience to customers who shop in-store. Its proprietary fulfillment system enables 30-minute delivery to customers living within a three-kilometer radius of a Freshippo store. Freshippo’s mobile app allows consumers to search for products and place orders while browsing in store. Freshippo also improves its supply chain efficiency through data technology. As of March 31, 2022, we had 273 self-operated Freshippo Stores, primarily located in tier-one and tier-two cities in China.

Sun Art

Sun Art is a leading retailer with hypermarket and online businesses in China. To improve consumer experience, Sun Art continues to digitalize its offline retail stores and integrate its online and offline retail capabilities, such as using storefronts and fresh produce processing centers as warehouses to fulfill online orders. By managing inventory and offline resources effectively, these stores satisfy consumers’ demands for shopping in-store as well as in their neighborhood communities, driving revenue opportunities.

Branding and Monetization Platforms

Alimama, our proprietary monetization platform

Alimama is our monetization platform. Using our proprietary technology, this platform matches the marketing demands of merchants, brands and retailers on all of the platforms in the Alibaba Ecosystem with the media resources on our own platforms and third-party properties, and enables us to monetize our China commerce, International commerce, Local consumer services, Cainiao, Digital media and entertainment and other businesses in our ecosystem. The platform supports P4P marketing services based on keyword search rankings, in-feed marketing targeting different groups of consumers, or display marketing at fixed positions that are bid on through auctions, as well as cost per thousand impression (CPM)-based, time-based marketing formats, or individual campaigns at fixed cost, through the display of photos, graphics, videos and livestreaming.

The ranking of P4P search results on our marketplaces is based upon proprietary algorithms that take into account the bid price of keywords, the popularity and quality of an item, service or merchant, as well as customer feedback rankings of the merchant or service provider. Our in-feed and display marketing services take these factors into consideration, along with other consumer insights generated across our ecosystem, to further deliver an engaging and relevant content discovery process and shopping experience to our consumers through livestreaming, short-form videos, interactive games and other formats. The relevance and comprehensiveness of insights based on commercial activity and user activity in our ecosystem as well as our AI capabilities provide a unique advantage for Alimama to deliver the most relevant information to users through highly engaging content and effective format, which in turn enables merchants to improve their efficiency.

Alimama also has an affiliate marketing program that places marketing displays on third-party apps and websites, thereby enabling marketers, if they so choose, to extend their marketing and promotional reach to properties and users beyond our own platforms. Our affiliate marketing program not only provides additional traffic to our marketplaces, but also generates revenue to us.

Alimama operates Taobao Ad Network and Exchange, or TANX, one of the largest real-time online bidding marketing exchanges in China. TANX helps publishers to monetize their media inventories both on mobile apps and web properties. TANX automates the buying and selling of tens of billions of marketing impressions on a daily basis.

Participants on TANX include publishers, marketers and demand-side platforms operated by agencies.

Marketing Partner of Choice for Brands

Drawing on our proprietary technology, capabilities and consumer insights, we have developed an approach that digitalizes consumer-brand relationships and enables brands to build robust relationships with consumers throughout their lifecycles in our ecosystem. We aim to help brands reach consumers by leveraging our platforms as well as other major third-party Internet media in China. We intend to become the key partner for brand building by creating an open, inclusive and transparent platform where brands and marketing agencies can design, execute, track and optimize their brand building activities using our consumer insights and tools.

Leading Commerce Technologies and Integrated Merchant Services Platform

We provide merchants, brands and retailers with a comprehensive suite of commerce technologies, consumer insights and innovative online and offline services through a unified and intuitive platform, to better engage with their customers, build mindshare and optimize their operating efficiency. By leveraging the power of our ecosystem, merchants, brands and retailers on Taobao and Tmall can acquire, retain and further deepen their engagement with consumers in an efficient and effective manner, build brand awareness and deliver seamless consumer experience with our logistics and fulfillment capabilities. This enhances merchants’, brands’ and retailers’ loyalty to our platforms. Our commerce technologies and merchant services include the following key components:

Effective Consumer Engagement Platform

Our merchants, brands and retailers can leverage our proprietary technology, consumer insights, and cloud services to optimize their marketing strategies. We equip brands on our secure cloud-based platform with integrated online and offline capabilities and solutions, and provide them with access to sophisticated analytics services. These services help merchants, brands and retailers gain insights into each stage of the consumer journey and enable them to provide personalized and seamless online and offline shopping experience that fulfills consumers’ evolving consumption needs.

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

Enabled by our analytics capabilities and consumer insights, our smart operation dashboard also provides merchants with recommendations on the most effective approaches to improve their respective performance and to deliver differentiated services to their customers.

China Commerce Wholesale

1688.com

1688.com, China’s largest integrated domestic wholesale marketplace in 2021 by net revenue, according to Analysys, provides sourcing and online transaction services by connecting manufacturers and wholesale sellers to wholesale buyers in China. These manufacturers, wholesale sellers and wholesale buyers typically trade in apparel, accessories, packaging materials, office supplies, home decoration and furnishing materials, electronics and computers, among others. Sellers may purchase a China TrustPass membership for an annual subscription fee to list items on 1688.com, reach customers, provide quotations and transact on the marketplace without any additional charges. As of March 31, 2022, 1688.com had over 990,000 paying members. Paying members may also pay for value-added services, such as premium data analytics and upgraded storefront management tools, as well as customer management services, such as P4P marketing services from the website and app. In the twelve months ended March 31, 2022, value-added services contributed the majority of 1688.com’s total revenue.

International Commerce

International Commerce Retail

In the twelve months ended March 31, 2022, Lazada, AliExpress, Trendyol and Daraz together served a total of 305 million annual active consumers overseas and generated combined order growth of around 34%, driven by a broader range of local and global product offerings and enhanced consumer experience provided by these platforms.

Lazada

Lazada, a leading and fast-growing e-commerce platform in Southeast Asia, serves one of the largest user bases among the global e-commerce platforms, by providing consumers with access to a broad range of offerings from local SMEs, and regional and global brands. In March 2022, Lazada reached the milestone of over one million monthly active sellers. Additionally, Lazada serves its consumers and merchants with reliable, quality and convenient logistics services that are critical to online shopping experience in Southeast Asia. Lazada operates one of the leading e-commerce logistics network in Southeast Asia, with the vast majority of Lazada’s parcels going through its own facilities or first- and last-mile fleet. During fiscal year 2022, the number of paid orders of Lazada grew 60% year-over-year.

AliExpress

AliExpress is a global marketplace targeting consumers around the world and enabling them to buy directly from manufacturers and distributors in China and around the world. AliExpress continues to expand its regional merchant networks and supply chains to make available more localized products and services for consumers in their respective regions. In addition to the global English-language version, AliExpress platform is also available in 17 other languages, including Portuguese, Spanish and French. Consumers can access the marketplace through AliExpress’s mobile app or websites. Top consumer markets where AliExpress is popular are the United States, Brazil, France and Spain. During fiscal year 2022, AliExpress had flat order growth due to the European Union’s removal of the VAT exemption for cross-border parcels below €22 that took effect in July 2021, as well as supply chain and logistics disruptions due to the Russia-Ukraine conflict.

Trendyol

Trendyol, which we believe is by far the leading e-commerce platform in Türkiye in terms of both GMV and order volume in 2021, serves local consumers with a broad selection of products and services through its e-commerce business as well as instant delivery services for food and groceries. Consumers also enjoy the quality and convenient delivery services provided by Trendyol’s fulfillment and logistics networks, namely Trendyol Express for e-commerce business and Trendyol GO for instant delivery services. Beyond Türkiye, Trendyol has expanded internationally by leveraging its product sourcing capabilities and supply chain advantages in Türkiye, enabling Turkish merchants to serve global consumers with a wide selection of products through more than 50 third-party e-commerce platforms across six continents. During fiscal year 2022, Trendyol continued to grow rapidly, with 68% order growth and approximately 80% GMV growth in local currency year-over-year.

International Commerce Wholesale

Alibaba.com is China’s largest integrated international online wholesale marketplace in terms of revenue in 2021, according to Analysys. It connects Chinese and overseas suppliers to overseas wholesale buyers, who are typically trade agents, wholesalers, retailers, manufacturers and SMEs engaged in the import and export business, and provides sourcing, online transaction, digital marketing, digital supply chain fulfillment and financial services to them.

Sellers on Alibaba.com may purchase an annual Gold Supplier membership to reach customers, provide quotations and transact on the marketplace. As of March 31, 2022, Alibaba.com had over 245,000 paying members from China and around the world. Sellers may also purchase additional value-added services to manage product listings and facilitate transaction processes, such as upgraded storefront management tools, CRM SaaS services, P4P marketing services, trade assurance and fulfillment services, mainly including logistics and custom clearance services. In the twelve months ended March 31, 2022, value-added services contributed the majority of Alibaba.com’s total revenue. Additionally, over 40 million buyers from over 190 countries sourced business opportunities or completed transactions on Alibaba.com in the twelve months ended March 31, 2022.

Local Consumer Services

We use mobile and online technology to enhance the efficiency, effectiveness and convenience of consumer services for both service providers and their customers in two distinct scenarios: “To-Home” and “To-Destination.” We served a large and growing consumer base of 376 million annual active consumers, generating order volume growth of over 25% year-over-year for the twelve months ended March 31, 2022.

Our “To-Home” businesses, including Ele.me and Taoxianda, enable consumers to easily access merchants’ services at home. In fiscal year 2022, “To-Home” businesses recorded healthy order volume growth year-over-year.

Ele.me, a leading local services and on-demand delivery platform in China, enables consumers to use the Ele.me, Alipay, Taobao and Koubei mobile apps to order meals, food, groceries, FMCG, flowers and pharmaceutical products online. In addition, Fengniao Logistics, Ele.me’s on-demand delivery network, provides last-mile logistics services, including delivery of food, groceries, FMCG and pharmaceutical products for Freshippo, Sun Art, Alibaba Health, as well as Taoxianda. Our strategy for Ele.me is to leverage our China commerce platforms, Alipay and our data technology to expand our offerings from shopping to services, further tapping into new addressable markets for consumption in China.

Taoxianda, our online-offline integration service solution for FMCG brands and third-party grocery retail partners, facilitates the digitalization of retailers’ operations, helps them open online stores and provides customized marketing recommendations.

Our “To-Destination” businesses, including Amap, Fliggy and Koubei, provide consumers with convenient access to quality services at their destinations. In fiscal year 2022, the order volume of “To-Destination” businesses grew rapidly year-over-year.

Amap. Amap is a leading provider of mobile digital map, navigation and real-time traffic information in China. Amap empowers major mobile apps across different industry verticals, including local services, ride-hailing and social networking, which end users can access directly through Amap’s leading open platform. In addition, Amap provides digital map data, navigation software and real-time traffic information to international and domestic automobile manufacturers as well as aftermarket consumers in China. Amap also empowers major platforms and infrastructural service providers in our ecosystem, including our China commerce, Cainiao and Alipay. On October 1, 2021, the first day of the week-long National Day holiday in China, Amap achieved a record high of over 200 million daily active users.

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

Koubei, our restaurant and local services guide platform for in-store consumption, provides targeted, data-driven marketing tools and integrated digital operational and store management services for restaurants and local services providers.

Cainiao

We are committed to further strengthening the capabilities of our global logistics network. Our vision for our logistics services is to fulfill consumer orders within 24 hours in China and within 72 hours anywhere else in the world. To realize this vision, Cainiao continues to build and operates a global fulfillment network together with its logistics partners. It offers domestic and international one-stop-shop logistics services and supply chain management solutions, addressing various logistics needs of merchants and consumers at scale.

Consumer Logistics

Cainiao uses data insights and technology to digitalize the entire logistics process and enhance the capabilities of its logistics partners, thereby improving consumer experience and efficiency across the logistics value chain. As an important complement to the last-mile delivery network of Cainiao’s express delivery partners, Cainiao has also developed a neighborhood logistics solution with a combination of neighborhood, campus and rural village stations and residential self-pickup lockers, which we call Cainiao Post. We continue to build neighborhood logistics solutions to cover both urban and rural areas, allowing consumers to pick up their packages from their nearest stations or residential self-pickup lockers easily. We have expanded Cainiao Post coverage nationally with an increasing focus in less-developed and rural areas, complementing our China commerce businesses’ geographic expansion strategy. The number of Cainiao Posts in rural areas grew more than 100% year-over-year in fiscal year 2022. Consumers can also enjoy parcel pick-up at doorstep and time-guaranteed delivery service through Cainiao.

Cainiao also collaborates with DAMO Academy to research and develop advanced technologies to be deployed in products and services to digitalize and enhance the efficiency of the logistics industry. For example, Cainiao has been driving the adoption of our proprietary L4 self-driving vehicle Xiaomanlv for unmanned delivery of parcels within gated communities and campuses. From inception through March 31, 2022, Xiaomanlv had delivered over 10 million parcels, leading the industry of unmanned neighborhood delivery.

Technology-driven integrated supply chain and fulfillment solutions for merchants

The vast geographical area of China and wide distribution of consumers and merchants in China require a large and distributed logistics infrastructure. Cainiao has established a scalable fulfillment network that consists of fulfillment hubs at key strategic locations and package sorting and distribution centers, which are owned, leased or partnered with logistics partners. The fulfillment network is connected by Cainiao’s proprietary logistics data platform. Cainiao has built a full-fledged fulfillment network at provincial, city, and county levels, which offers customized fulfillment solutions to different types of merchants on our platforms. For medium-sized and large brands and merchants, we provide integrated supply chain management solutions, allowing them to place inventory across multiple locations in advance based on sales forecasts to optimize supply chain efficiency and ensure timely delivery to consumers. For small-sized merchants in industrial belts, we provide highly competitive and cost-efficient fulfillment services.

Cainiao has developed a strong and expanding network of assets and partners to support merchants on our cross-border and international commerce retail businesses, mainly AliExpress, Tmall Global and Lazada. For example, from a China import standpoint, Cainiao is focused on developing cross-border fulfillment solutions for Tmall Global, utilizing a combination of bonded warehouses in China and direct shipment from markets outside mainland China. In terms of China export, Cainiao serves businesses on AliExpress platform by providing them with attractive value-for-money, convenient and direct logistics channels to deliver packages to consumers worldwide. As of March 31, 2022, Cainiao directly operated nine overseas sorting centers and partnered with over 500 logistics partners to provide fulfillment services globally. For the fiscal year ended March 31, 2022, Cainiao’s daily average cross-border and international package volume exceeded 4.5 million.

Cloud

Our Cloud segment is comprised of Alibaba Cloud and DingTalk.

Alibaba Cloud

Alibaba Group is the world’s third largest and Asia Pacific’s largest Infrastructure-as-a-service provider by revenue in 2021 in U.S. dollars, according to Gartner’s April 2022 report (Source: Gartner, Market Share: IT Services, 2021, Neha Sethi et al., April 8, 2022) (Asia Pacific refers to Mature Asia/Pacific, Greater China, Emerging Asia/Pacific and Japan, and market share refers to that of Infrastructure-as-a-service). Alibaba Group is also China’s largest provider of public cloud services by revenue in 2021, including PaaS and IaaS services, according to IDC (Source: IDC Semiannual Public Cloud Services Tracker, 2021H2). China’s cloud computing industry is still at a nascent stage of development. In 2021, the revenue of China’s public cloud service market, including PaaS, IaaS and SaaS market, only accounted for 0.2% of China’s GDP in 2021, significantly lower than that of the U.S., indicating tremendous room for growth (Source: IDC Semiannual Public Cloud Services Tracker, 2021H2). The industry has experienced significant growth in recent years with increasing adoption of both basic infrastructural services and value-added service offerings by enterprises.

The technologies that power Alibaba Cloud grew out of our own need to operate at the massive scale and to address the complexity of our China businesses, including related payments and logistics elements. Leveraging our full-stack cloud infrastructure design capabilities and proprietary hardware system, Alibaba Cloud now offers a complete suite of cloud services to customers worldwide, including proprietary servers, elastic computing, storage, network, security, database and big data. These services not only enable our customers to quickly build IT infrastructure online without on-premises work, but also equip them with leading analytics capabilities that efficiently handle complex computing tasks of processing millions of data dimensions, thereby generating significant consumer insights and enabling intelligent business decisions and operations. Alibaba Cloud also provides a wide range of proprietary IoT technologies, products and services that can be fully integrated with our cloud solutions, such as IoT platform technologies, IoT wireless technologies, edge AI computing, microchip design and development framework, operating systems and on-device AI technologies. We leverage these capabilities and technologies to support the Alibaba Ecosystem and provide our customers across various verticals with industry-specific solutions, including those for commerce, finance, and industrial applications. In addition, as part of our globalization strategy, Alibaba Cloud continued to expand our international cloud computing infrastructure to better serve our clients’ needs in countries overseas. As of March 31, 2022, Alibaba Cloud offers computing services in 27 regions globally and added new IDCs in Indonesia, Philippines, South Korea, Thailand and Germany in fiscal year 2022. Highlights of our proprietary technologies in fiscal year 2022 include:

●	Proprietary server technology – Alibaba Cloud possesses full-stack cloud infrastructure design capabilities, ranging from data centers and networks technologies to proprietary hardware. In fiscal year 2022, we unveiled our proprietary server series Panjiu, including high-performance computing series, large-scale storage series, and high-performance storage series. Our server series adopts a flexible modular design that allows separation of compute and storage, which provides our customers the flexibility to meet varying demands of different business scenarios. Our Panjiu server series integrates software and hardware to achieve leading performance in computing, storage, and security to help our customers succeed in the cloud-native era.
●	Database – We have developed the next-generation cloud-native database, PolarDB, which meets our customers’ increasing demands and requirements for on-demand storage, transaction processing and computation, elasticity and scalability. According to the December 2021 Gartner® Magic Quadrant™ for Cloud Database Management Systems, by Henry Cook et al., report, Alibaba Cloud is the only Asian large-scale global database management systems cloud provider in the Leaders quadrant for the second consecutive year.

In addition, we offer solutions of DingTalk, a digital collaboration workplace and application development platform, to customers of Alibaba Cloud. This platform offers enterprises enhanced work collaboration capabilities and provides them with easy access to Alibaba Cloud’s capabilities and infrastructure to further facilitate their digital transformation.

Alibaba Cloud’s unique advantages lie in its proprietary technology and Alibaba Group’s continued commitment to invest in research and development in new product offerings and industry-specific solutions for our customers and partners. Alibaba Cloud continues to attract customers that are reputable and have the potential to adopt cloud services at a meaningful scale. In fiscal year 2022, Alibaba Cloud served more than 60% of A-share listed companies in China. As digital transformation accelerates, our customers, especially those from traditional verticals, have increased their usage of our services. In fiscal year 2022, revenue contribution from non-Internet industries accounted for 50% of Alibaba Cloud’s revenue after inter-segment elimination. We believe our cloud services have become a critical foundation that many of our customers increasingly depend on in their daily operations.

DingTalk

DingTalk is our digital collaboration workplace and application development platform that offers new ways of working, sharing and collaboration for modern enterprises and organizations. Millions of enterprises and users use DingTalk to stay connected and work remotely. According to QuestMobile, DingTalk is the largest business efficiency mobile app in China by monthly active users in March 2022.

Our strategic initiative to integrate DingTalk with Alibaba Cloud aims to empower DingTalk with our cloud capabilities and big data analytics to facilitate the digital transformation of enterprises and organizations. DingTalk provides a comprehensive suite of solutions for enterprise collaboration, including real-time communication, organizational management and various network collaboration tools such as data storage, calendars, workflow management and shared documents. Enterprises can also enjoy convenient access to a broad range of applications, including those offered by third-party service providers, that are seamlessly integrated with DingTalk’s platform. In addition, DingTalk has launched a low-code development infrastructure that enables enterprises to develop customized solutions in a more convenient and cost-efficient manner. Large-scale enterprises with complex needs can also directly leverage DingTalk’s open infrastructure to develop fully customized digital solutions. We believe DingTalk has become not only a tool to help enterprises run their business digitally and efficiently, but also a platform empowered with Alibaba Cloud’s capabilities that enables enterprises to achieve fully customized digital transformation.

Digital Media and Entertainment

Our digital media and entertainment businesses leverage our deep consumer insights to serve the broader interests of consumers through our key distribution platforms, including Youku, and our other diverse content platforms, including Alibaba Pictures, that provide online videos, films, live events, newsfeeds and literature, among others.

Key Distribution Platform

Youku

Youku is the third largest online long-form video platform in China in terms of monthly active users in March 2022, according to QuestMobile. It enables users to search, view and share high-quality video content quickly and easily across multiple devices. The Youku brand is among the most-recognized online video brands in China.

Insights we gain from our ecosystem and our proprietary technology enable Youku to deliver relevant digital media and entertainment content to its users. At the same time, Youku helps drive customer loyalty to our China commerce business by promoting and providing complementary content offerings to users. For example, members of 88VIP, a loyalty program of our China commerce business, can purchase a Youku membership at a preferential rate or be rewarded a membership free of charge. Youku is also the exclusive online video platform to livestream major events of our China commerce business such as the countdown gala celebration for the 11.11 Global Shopping Festival, which is supported by interactive features on Youku to drive consumer engagement. In fiscal year 2022, Youku’s daily average paying subscribers increased by approximately 15% from the prior fiscal year. The increase in paying subscribers was driven by our offerings of original and exclusive content and a greater contribution from the 88VIP membership program on Taobao platform. In addition, we also operate a number of other AI-driven platforms that effectively deliver relevant and engaging content to our large and growing user base.

Quark

Quark provides young users with a one-stop platform for information search, storage and consumption. It offers tools and services, such as smart search, Quark cloud drive, AI camera, Quark learning and Quark documents, to help users better acquire and utilize a variety of digital content and information for learning and work purposes.

Key Content Platforms

We offer a diverse range of digital media and entertainment content using a sustainable production and acquisition approach. First, we provide self-produced content. Second, we also jointly produce content with studios, some of which is distributed exclusively on our platforms. Third, we acquire rights to display content on our digital media and entertainment platforms pursuant to licensing agreements with rights holders. Last, we offer an open platform on which user-generated content and professional-generated content are produced and distributed. Our digital media and entertainment offerings include online videos, films, live events, newsfeeds and literature.

Alibaba Pictures, driven by high-quality content and technology, is an integrated platform that provides content production, promotion and distribution, intellectual property-related licensing and commercial management, cinema ticketing management and Internet data services for the entertainment industry. Among the top ten domestic movies in terms of ticket sales for the twelve months ended March 31, 2022, Alibaba Pictures participated in the production and distribution of eight movies, including The Battle at Lake Changjin (長津湖), Water Gate Bridge (水門橋), and My Country, My Parents (我和我的父輩), demonstrating our consistent standards for selecting high-quality films. In addition, Alibaba Pictures continues to diversify its businesses to capture opportunities across the entertainment value chain, including content development, production, promotion and distribution, as well as IP commercialization. Through Damai, a leading online ticketing platform for live events in China, we provide users with ticketing services for popular concerts, plays and sporting events.

In addition, through Lingxi Games, we are engaged in the development, distribution and operation of mobile games.

Innovation Initiatives and Others

DAMO Academy

In October 2017, we established DAMO Academy, a global research program in cutting-edge technologies that aim to integrate and speed up knowledge exchange between science and industry. DAMO Academy encourages a collaborative environment that facilitates the application of scientific discoveries to real-life circumstances, as exemplified by our AI pre-training model “M6.” As the first AI pre-training model in the world to include up to 10 trillion parameters, M6 provides various business applications, such as product design for smart manufacturing.

Tmall Genie

Tmall Genie provides a selection of IoT-enabled smart home appliances, including smart speakers, lights and remote controls. Specifically, Tmall Genie smart speaker, a leading smart speaker in China in terms of sales units, provides an interactive interface for our customers to easily access services offered by our ecosystem participants.

Our Customer Services and Protection; Sales and Marketing

Customer Services for Taobao and Tmall

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

In most cases, consumers on Taobao and Tmall do not need to provide any reasons to return the purchased goods within seven days from receipt, and they can easily return through “door-step pick-up” service. In addition, Alipay’s escrow payment services ensure an efficient refund process. For qualified consumers with a good credit record, we may accelerate the refund procedure by making the refund payment upon the buyer’s submission of a refund application and proof of shipment for the returned goods.

Consumer Protection

We believe every consumer has the right to protection from false and misleading claims and harmful products. We encourage our merchants to make product quality a priority and have established various safeguard mechanisms. All Tmall merchants are required to contribute to and maintain a fund deposit for the benefit of consumers. Fund deposit requirements vary by product category and typically range from RMB10,000 to RMB500,000 per storefront. For Tmall Global merchants, the fund deposit requirement typically ranges from RMB50,000 to RMB800,000 per storefront. In most circumstances, Taobao merchants maintain individual fund deposits with minimum amounts ranging from RMB1,000 to RMB100,000. All Tmall and Taobao merchants are required to sign merchant service agreements with us, authorizing us in most circumstances to directly deduct fund deposit from their consumer protection fund accounts in the event of confirmed consumer claims. Merchants who have failed to maintain a minimum amount of fund deposit will face extended payable period, or be blocked from showing product listings in our P4P, recommendation feeds and search results.

Many merchants on Tmall and Taobao provide a larger deposit than required and make additional service commitments, such as expedited refund and installation services for furniture and home appliance purchases to demonstrate to their customers their confidence in the quality of their products and services. Tmall also requires merchants to compensate for delayed shipments. In addition, Alipay’s escrow payment services offer consumers further wallet security protection by only releasing the relevant payment after the merchandise is delivered, unless specified otherwise.

Transaction Platform Safety Programs

Preserving the integrity of our marketplaces is fundamental to our business. We are committed to protecting intellectual property rights and eliminating counterfeit merchandise and fictitious activities. Infringement of intellectual property, both online and offline, is an industry-wide issue globally. By working with rights holders, trade associations and governments around the world, we have made significant progress in combating the issue of intellectual property rights infringement. As of March 31, 2022, there were over 320,000 brands on Tmall, including over 80% of the consumer brands among the Forbes Top 100 World’s Most Valuable Brands for 2021, a demonstration of the trust these brands place in the integrity of our marketplaces.

Product Authenticity

We are committed to offering authentic, high-quality products across our marketplaces, including premium overseas products on Tmall, Tmall Global, as well as grocery and daily consumption products on Tmall Supermarket, Freshippo and Taocaicai. At the same time, we are proactive in partnering with rights holders and law enforcement authorities both online and offline to monitor product authenticity and protect intellectual property. We have called for collective efforts in the fight against counterfeiting that include stronger law enforcement measures and harsher penalties for those found to be engaged in related criminal activities. In addition, we also initiate civil actions against counterfeiters using our platforms.

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

By leveraging our advanced technologies, as well as engaging in close collaboration with stakeholders, including rights holders, trade associations and government bodies, we have implemented the following best practices around a three-pronged strategy:

●	World-class notice-and-takedown system. We operate a rigorous notice-and-takedown system that allows rights holders to request the removal of potentially infringing listings from our platforms with ease via the Alibaba Intellectual Property Protection, or IPP, portal. We also offer qualified rights holders simplified takedown procedures pursuant to which we expedite claims and simplify evidentiary requirements. Additionally, we have established an online support center that provides up-to-date information and resources for small and medium-sized enterprises.
●	Technology-driven proactive monitoring. We utilize our proprietary algorithms to proactively detect the presence of suspicious goods and remove them from our marketplaces without requiring the notice of a rights holder. Our continued optimization of proactive monitoring has recently included an increased focus optical content recognition (“OCR”) in connection with text and photos. In addition to scenario-specific governance measures such as anti-counterfeiting and other trademark misuse prevention strategies, we have also expanded the scope and extent of measures to prevent image theft. Our detection technology continuously improves through machine learning, which means we continue to become faster and more efficient at removing problematic products. Furthermore, to support this effort, an increasing number of rights holders also contribute information about their products and online trends they observe so we can further optimize our algorithms and detection methods. In turn, Alibaba provides timely feedback to participating members about the effectiveness of the proactive controls.
●	Offline enforcement. We also work closely with brands and law enforcement authorities to assist in their offline investigations against counterfeiting. With insights drawn from our data analytics, we help law enforcement authorities to identify manufacturers and dealers of suspicious goods so they can be brought to justice.

In recognition of our work in intellectual property protection, Alibaba has been a three-time recipient of the “Asia Pacific Team of the Year” award from World Trademark Review, or WTR.

Alibaba Anti-Counterfeiting Alliance, or AACA

In January 2017, Alibaba, along with 30 domestic and international intellectual property rights holders, founded the AACA, the first alliance of its kind. Owners of famous global consumer brands, such as 3M, Amway, Ford, Johnson & Johnson, Mars, Procter & Gamble, and Spalding, have participated as founding members in the AACA. By March 31, 2022, the AACA’s membership had expanded to over 210 rights holder members, representing over 1,000 brands from 21 different countries and now encompasses 14 industries, such as electronics, automotive, pharmaceuticals and luxury goods, which regularly collaborate through Industry Working Groups, or IWGs.

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

Combating Fictitious Transactions

We have and will continue to invest significant resources in protecting the trust and credit systems we have built on our marketplaces. Measures to prevent, detect and reduce the occurrence of fictitious transactions on our platforms that we have implemented include:

●	requiring the use of merchants’ real identities when opening accounts;
●	analyzing transaction patterns to identify anomalies;
●	enabling consumers and merchants to report suspicious transactions;
●	maintaining a “blacklist” of merchants who have previously been involved in fictitious transactions; and
●	collaborating with law enforcement authorities to combat fictitious activities by merchants, websites and mobile apps that enable fictitious activities.

Penalties

We aim to protect consumers by excluding suspicious merchandise and fictitious transactions from ranking systems, credit systems and transaction volume statistics. When these activities are confirmed, we penalize the parties involved, based on the severity of the violation, through a number of means, including but not limited to:

●	permanently banning merchants from opening accounts on our marketplaces;
●	closing down storefronts;
●	limiting merchants’ ability to add listings; and/or
●	imposing restrictions on participation in promotional activities on our marketplaces.

Sales and Marketing

With Taobao and Tmall constituting the world’s largest digital retail business in terms of GMV for the twelve months ended March 31, 2022, according to Analysys, we have wide consumer recognition of our brands and enjoy significant organic traffic through word-of-mouth. We believe the reputation and ubiquitous awareness of our brands and platforms in China and, increasingly, abroad provide us with the best and most cost-efficient marketing channel. In addition, we also use other marketing initiatives to promote our platforms. During the most recent fiscal year, we increased our marketing efforts, such as a highly coordinated marketing and promotional campaign for the 11.11 Global Shopping Festival and dedicated marketing efforts to promote Taobao Deals, in order to expand our user base across developed and less-developed areas. We expect to continue to leverage our resources in future marketing activities. We also expect to enhance our monetization capability through leveraging our data technologies to develop and offer more personalized and innovative services, so as to improve customer experience and wallet share. Furthermore, our major business segments and other elements in our ecosystem provide synergetic advantages and create cross-promotional opportunities. For example, the large number of consumers on our marketplaces attracts a large number of merchants who become customers of our online marketing services, while an increasing number of KOLs, video bloggers and content creators are actively producing content to engage with consumers and fans on our platforms, thereby driving revenue for merchants, brands and retailers.

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

Members of our research and development team play key roles in various international standardization organizations in areas such as security and IoT, and actively participate in international open source foundations focusing on areas such as software engineering, cloud-native applications and databases. In October 2017, we established DAMO Academy, a global research program in cutting-edge technology that aims to integrate and speed up knowledge exchange between science and industry. DAMO Academy encourages a collaborative environment that facilitates the application of scientific discoveries to real-life circumstances.

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

Cloud Operating System

Apsara (our proprietary general-purpose distributed computing operating system), ShenlongCompute (our hardware virtualization architecture), and Pangu (our distributed cloud storage system), together, provide Alibaba Cloud’s customers and our core businesses with enhanced computing power and storage capabilities to support their and our business growth in the new technology era.

Database

We have developed a next-generation cloud-native database, PolarDB, which enables our customers to meet their requirements for on-demand storage, transaction processing and computation, elasticity and scalability. PolarDB significantly increases the throughput and performance of transaction and query processing as compared to other open-source relational database management systems. We have also developed a cloud-native distributed analytics database, AnalyticDB, which supports real-time interactive and complex analytics over massive data. Additionally, we have developed Lindorm, a cloud-native multi-model database, to support efficient storage and fusion analyses of multi-model data.

Big Data Analytics Platform

We have developed a large-scale distributed data analytics platform that can efficiently handle the complex computing tasks of hundreds of petabytes of data per day, allowing us to build AI-powered solutions and providing deep data insights capabilities to our businesses and our cloud customers. Our comprehensive big data analytics platform includes: MaxCompute, a data storage and computing platform; Blink, a real-time data computing platform; Hologres, an interactive analysis engine; Dataworks, a one-stop development platform; and OneData, a data integration and management system.

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

Internet of Things

We are engaged in the development of an IoT infrastructure, encompassing a wide range of IoT technologies and products that can be fully integrated with our cloud solutions, such as IoT platform technologies, IoT wireless technologies, edge AI computing, microchip design and development frameworks, operating systems and on-device AI technologies for digital retail, industrial manufacturing, smart city, digital agriculture and other applications.

Security

We have established a comprehensive situational awareness and security system that spans across our entire infrastructure and business systems, covering our hardware, systems, network, apps, data services and end users. Our back-end security system handles billions of instances of malicious attacks each day to provide effective security for our ecosystem.

Environmental, Social and Governance (ESG)

Our ESG Strategy

ESG is at the core of Alibaba’s strategy and future development. We are committed to using our capabilities to solve social problems in more sustainable ways by incorporating ESG goals into our business design. To achieve long-term sustainability for ourselves, our ecosystem and society at large, we will leverage the strength of our platforms to integrate multiple stakeholders, including the tens of millions of enterprises doing business on our platforms, as well as our employees and business partners, to work with them collectively to make a difference.

We will deploy practical, clear, patient and action-oriented strategies, supported by a transparent and rigorous indicator system, to achieve our ESG goals. Our efforts will mainly fall into seven areas:

Practice environmental responsibility

Our environment faces significant threats, including habitat destruction and loss of biodiversity, water scarcity and contamination, and we need as many people as possible to help to tackle these threats effectively.

As a priority of our ESG program, Alibaba Group is committed to the Science-Based Target initiative (SBTi) that seeks to limit the average global temperature increase to 1.5 degree Celsius by 2050, in accordance to the Paris Agreement. This commitment is also in line with China’s “Dual Carbon” strategy that sets greenhouse gas (GHG) reduction targets for the Chinese economy by 2030 and 2060.

To be a Green Alibaba, we target to reach carbon neutrality in our own operations, including Scope 1 emissions directly from company plant and equipment and Scope 2 grid electricity purchased for operations, by 2030.

To further implement green initiatives across our value chain (Scope 3 emissions), we are deploying tools to help our ecosystem partners reduce their GHG emissions and overall carbon intensity by at least 50% from the base year of 2020, no later than 2030. Alibaba Cloud will lead our Scope 3 reduction efforts by targeting a “zero carbon cloud” to achieve Scope 1, 2 and 3 carbon neutrality by 2030.

As a platform company, we see our biggest impact in enabling others as part of our ESG goals. In pursuing carbon reductions in Scope 1, 2 and 3, we also hope to foster a culture among over 1.3 billion consumers on our platforms and a wide array of business partners to reduce their emissions. This is our “Scope 3+” efforts, in which we strive towards a cumulative ecosystem wide reduction of GHG emissions by 1.5 billion tons by 2035. Significantly larger than our own emissions, this target requires a platform leveraging its role to drive business practice and consumer habit transformations. As a new concept, we are actively working with the scientific community and professional institutions to develop the necessary metrics and methodology for enacting this framework. We are also committed to openly sharing those tools to encourage wider uptake.

Beyond this climate change focus, we have also developed programs and tools to tackle other environmental challenges, such as banning the illegal online trade of wildlife species products, reducing wastes, and improving water efficiency and security.

Support our people

Alibaba employees, or Aliren, make our business and culture thrive. None of our goals can be accomplished without our people. It is critical to our ESG strategy to ensure all of our employees enjoy an equal, dignified, inclusive and diverse working environment. It also means supporting them to fulfil their fullest potential through trainings and opportunities for career advancement. We provide abundant opportunities for Aliren at all levels to give feedback to the management team. This includes diverse channels for communications across departments and levels, including regular interaction with our Chairman and CEO, Daniel Zhang. We have holistic personnel review systems to help employees identify where they are today, and a wide array of talent and development programs to support them on the journey to get to where they want as part of their growth. For day-to-day well-being, we’ve put a particular focus on campus design and culture, healthy lifestyle, and both on and off campus healthcare access.

Promote life-enhancing and sustainable consumption

From our company’s outset, we have continuously and consistently been helping consumers to improve their living standard, particularly by connecting them to a truly global marketplace. More than ever, today we are focused on giving these consumers more responsible and sustainable consumption choices while making the most of the digital century.

Our strategy and specific programs are honed in on providing consumers with four kinds of consumption:

1)	Diverse consumption. We are rolling out tools that connect consumers, many in emerging and developing areas where resources could be limited, to access a diverse array of the world’s top-quality products, quickly, and at value prices.
2)	Inclusive consumption. We seek to expand choices to traditionally underserved consumer groups, or those who are technology-challenged due to age or disabilities.
3)	Trustworthy consumption: We are dedicated to ensuring the goods and services on our platform are genuine, safe, and of high-quality. We are also making consumer privacy and security protection our priority.
4)	Responsible consumption. We make efforts to offer more responsible choices to consumers, for example, to keep dangerous and harmful products off our platforms, to promote a green marketplace of sustainable goods, and to encourage sustainable consumption habits and business practices.

Support high-quality growth, particularly for SMEs

We strive to develop responsible technologies and make use of these technologies in responsible ways, especially in fostering technology-driven business infrastructure that makes SMEs competitive. We are able to offer entrepreneurs and SMEs an array of tools previously only available to larger businesses and giving them access beyond their local communities to a national and global marketplace of potential consumers. We have also enabled SMEs with digital tools to lower costs, operate efficiently, so they can pass savings onto the consumers. We can also provide tools to help businesses of all sizes to pursue their own ESG goals and offer their consumers more sustainable living options.

Make communities and society more inclusive and resilient

The huge gap between those in urban areas, and many rural areas with less-developed infrastructure remains the largest inequality challenge in China. It is essential that we help narrow this gap and engage vulnerable and disadvantaged groups to enjoy the benefits of digital economy. We aim to do this with proactive investments in digital and physical infrastructure, with support for strengthening human capital, by bringing in talent, providing training, and supporting schools and healthcare.

Communities from across the world are at risk to the growing array of dangers, from pandemics to extreme weather changes. By strengthening our infrastructure and using it to maintain logistics and digital communications through crises, we can help communities better cope with and reduce impacts from shocks and calamities. We are also using our expertise in AI and big data to help civic agencies better model, predict, and prepare for a wide array of natural problems, in order to better serve their communities.

Facilitate participatory philanthropy

Alibaba Group is among the most active philanthropists in Asia. We recognize that our platforms, technology and ecosystem can foster a wider array of participation in philanthropy from our coworkers, particularly to address the some of the environmental and social challenges we face. We also use a variety of programs to channel broader participation towards social impact, from diverse employee volunteer programs, to facilitating non-profit organizations raising funds via our e-commerce platform and engaging mass citizen scientists in river monitoring, and to supporting children in remote areas battling chronic diseases.

Build corporate and social trust

To accomplish all our business goals, it is essential that we maintain a transparent and robust system of governance across all levels of the organization. As a technology company, it is critical for us to develop and use technology ethically and maintain the trust of our partners, customers and counter-parties through industry-leading privacy protection and data security measures.

ESG Governance Structure

Alibaba’s over 20 years of business success has been predicated on a thoughtful system of governance to oversee our wide array of brands, platforms and services. We recognize that no ESG strategy can reach its fullest potential without a dedicated structure of governance. As such, we have embedded ESG oversight into three layers of structure; from the board, to senior management, and to the group and business unit levels.

First, our board of directors has established a sustainability committee that coordinates ESG efforts across Alibaba Group, including identification and assessment of ESG opportunities and risks, ensuring robust oversight and internal management of ESG strategies, goals and implementations, evaluating the implementation of ESG initiatives and programs, and reviewing and examining ESG-related disclosures, including ESG report. We aim to foster an “ESG culture” from the C-suite down.

Second, and beneath the board of directors, we have established a sustainability steering committee (SSC) that is tasked with leading, implementing and monitoring Alibaba’s ESG goals, strategies and initiatives, including building a group-wide ESG management system.

Third, and at the working level, we have established an ESG strategy and operations department that coordinates directly with the designated ESG teams of business units and departments. They are the driving force to implement the strategies and projects set by the SSC, establish and maintain monitoring systems to measure our progress, and house all of the qualitative and quantitative data on the company’s ESG efforts that can help us identify best practices, allocate resources where needed, and report progress to the public in an accurate and timely manner.

In supporting this three-tier ESG structure, our newly formed risk management committee (chaired by the Chief Risk Officer), as well as our science and technology ethics committee (chaired by the Chief Technology Officer), are key to driving our ESG goals and progress. These two committees have been tasked to integrate these goals into the core operations of Alibaba Group.

We believe that only through responsible technology can we build a sustainable future, for the society as well as for ourselves. Such goals are critical to and inseparable from the financial success we aim to provide to our shareholders. As part of that commitment and our own motivation to record progresses, it is our ongoing business plan to report our ESG efforts and achievements annually going forward.

Competition

We face competition principally from established Chinese Internet companies and their respective affiliates, global and regional e-commerce players, cloud service providers and digital media and entertainment providers. Although foreign e-commerce companies currently have a limited presence in China, we face significant competition from them in the area of cross-border commerce. These competitors generate significant traffic and have established strong brand recognition, robust technological capabilities and significant financial resources. The areas in which we compete primarily include:

●	Consumers. We compete to attract, engage and retain consumers based on the variety, quality and value of products and services listed on our platforms, the engagement of digital media and entertainment content available on our platforms, the overall user experience of our products and services, and the effectiveness of our consumer protection measures.
●	Merchants, Brands, Retailers and other Businesses. We compete to attract and retain merchants, brands and retailers based on the size and the engagement of consumers on our platforms and the effectiveness of our products and services to help them build brand awareness and engagement, acquire and retain customers, complete transactions, expand service capabilities, protect intellectual property rights and enhance operating efficiency. In addition, we compete to attract and retain businesses of different sizes across various industries based on the effectiveness of our cloud service offerings to help them enhance operating efficiency and realize their digitalization transformation ambitions.
●	Marketers. We compete to attract and retain marketers, publishers and demand-side platforms operated by agencies based on the reach and engagement of our properties, the depth of our consumer insights and the effectiveness of our branding and marketing solutions.
●	Talent. We compete for motivated and capable talent, including engineers and product developers to build compelling apps, tools, and functions and to provide services for all participants in our ecosystem.

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

Historically, we have experienced the highest levels of revenues in the fourth calendar quarter of each year due to a number of factors, including merchants allocating a significant portion of their online marketing budgets to the fourth calendar quarter, promotions, such as the 11.11 Global Shopping Festival, and the impact of seasonal buying patterns in respect of certain merchandise categories such as apparel. We also have experienced lower levels of revenues in the first calendar quarter of each year due to a lower level of operating activities by merchants early in the calendar year and during the Chinese New Year holiday, during which time consumers generally spend less and businesses in China are generally closed. Moreover, as our fixed costs and expenses, such as payroll and benefits, bandwidth and location fees, grow at a relatively stable rate compared to our revenue growth, we expect to enjoy increased operating leverage in seasonally strong quarters, but will face significant margin pressure in seasonally weak quarters. Our international commerce businesses are also subject to seasonal fluctuations depending on the markets we operate in. Except for our China and international commerce businesses, operating results of our other businesses have not demonstrated clear seasonal patterns, which we believe may partially reduce the seasonality impact of our China and international commerce businesses as we continue to grow these other businesses.

Permissions and Approvals Required to be Obtained from PRC Authorities for our Business Operations

We believe that our consolidated subsidiaries and the VIEs in China have received the requisite licenses, permissions and approvals from the PRC authorities as are necessary for our material business operations in China. Please see “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Industry — We are subject to a broad range of laws and regulations, and future laws and regulations may impose additional requirements and other obligations that could materially and adversely affect our business, financial condition and results of operations, as well as the trading prices of our ADSs, Shares and/or other securities” and “— We rely on Alipay to conduct substantially all of the payment processing and all of the escrow services on our marketplaces. If services and products provided by Alipay or Ant Group’s other businesses are limited, restricted, curtailed or degraded in any way, or become unavailable to us or our users for any reason, our business may be materially and adversely affected.” Such licenses, permits, registrations and filings include, among others, Value-added Telecommunication License, License for Online Transmission of Audio-Visual Programs, Network Cultural Business License, Online Publishing Service License and License for Surveying and Mapping.

If we, our consolidated subsidiaries or the VIEs in China (i) do not maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change, and we or the VIEs are required to obtain such permissions or approvals in the future, we may be unable to obtain such necessary approvals, permits, registrations or filings in a timely manner, or at all, and such approvals, permits, registrations or filings may be rescinded even if obtained. Any such circumstance may subject us to fines and other regulatory, civil or criminal liabilities, and we may be ordered by the competent PRC authorities to suspend relevant operations, which could materially and adversely affect our business, financial condition, results of operations and prospects.

Furthermore, if the PRC government determines that the contractual arrangements constituting part of our VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, our securities may decline in value or become worthless if the determinations, changes, or interpretations result in our inability to assert contractual control over the assets of our consolidated subsidiaries and the VIEs in China that conduct a significant portion of our business operations.

In addition, there are substantial uncertainties as to whether our VIE structure may be deemed as a method of foreign investment in the future. If our VIE structure were to be deemed as a method of foreign investment under any future laws, regulations and rules, and if any of our business operations were to fall under the “Negative List” for foreign investment, we would need to take further actions in order to comply with these laws, regulations and rules, which may materially and adversely affect our current corporate structure, business, financial condition and results of operations. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Corporate Structure — Substantial uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and its implementing rules and other regulations and how they may impact the viability of our current corporate structure, business, financial condition and results of operations.”

Given the uncertainties relating to the interpretation and enforcement of PRC laws, rules and regulations, it is possible that our existing operations may be found not to be in full compliance with relevant laws and regulations in the future. In addition, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, and which may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until after the occurrence of the violation. For more detailed information, see “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in the People’s Republic of China — There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations, and changes in policies, laws, rules and regulations in the PRC could adversely affect us.”

Permissions and Approvals Required to be Obtained from PRC Authorities for our Securities Offerings

The PRC government has announced its plans to enhance its regulatory oversight of Chinese companies listing overseas. In connection with our prior securities offerings and overseas listings, as of the date of this annual report, we, our consolidated subsidiaries and the VIEs in China (i) have not been required to obtain any permission from or complete any filing with, and (ii) have not been required to go through a cybersecurity review by PRC authorities. There are uncertainties with respect to how PRC authorities will regulate overseas securities offerings and overseas listings in general, as well as the interpretation and implementation of any related regulations. Although we intend to fully comply with the then effective relevant laws and regulations applicable to any securities offerings we may conduct, there are uncertainties with respect to whether we will be able to fully comply with requirements to obtain any permissions and approvals from, or complete any reporting or filing procedures with, PRC authorities that may be in effect in the future. If we, our consolidated subsidiaries or the VIEs in China (i) do not maintain such permissions or approvals, (ii) inadvertently conclude that such permissions, approvals or filing or reporting are not required, or (iii) applicable laws, regulations, or interpretations change, and we or the VIEs are required to obtain such permissions, approvals or filing or reporting in the future, we may be unable to obtain such necessary approvals, permits, registrations or filings in a timely manner, or at all, and such approvals, permits, registrations or filings may be rescinded even if obtained. Any such circumstance could subject us to penalties, including fines, suspension of business and revocation of required licenses, significantly limit or completely hinder our ability to continue to offer securities to investors and cause our securities to decline in value or become worthless. For more detailed information, see “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in the People’s Republic of China — There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations, and changes in policies, laws, rules and regulations in the PRC could adversely affect us” and “—We may need additional capital but may not be able to obtain it on favorable terms or at all.”

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

Our online and mobile commerce businesses are classified as value-added telecommunication businesses by the PRC government. Current PRC laws, rules and regulations generally restrict foreign ownership in value-added telecommunication services. As a result, we operate our online and mobile commerce businesses and other businesses in which foreign investment is restricted or prohibited through variable interest entities, each of which is owned by PRC citizens or by PRC entities which are ultimately owned by PRC citizens, and holds all licenses associated with these businesses.

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

Regulation of Telecommunications and Internet Information Services

Regulation of Telecommunications Services

Under the Telecommunications Regulations of the PRC, or the Telecommunications Regulations, promulgated on September 25, 2000 by the State Council of the PRC and most recently amended in February 2016, a telecommunications service provider in China must obtain an operating license from the MIIT, or its provincial counterparts. The Telecommunications Regulations categorize all telecommunications services in China as either basic telecommunications services or value-added telecommunications services. Our online and mobile commerce businesses, as well as Youku’s online video businesses, are classified as value-added telecommunications services. The Administrative Measures for Telecommunications Business Operating License, promulgated by the MIIT in September 2017, set forth more specific provisions regarding the types of licenses required to operate value-added telecommunications services, the qualifications and procedures for obtaining the licenses and the administration and supervision of these licenses.

Foreign investment in telecommunications businesses is governed by the State Council of the PRC’s Administrative Rules for Foreign Investment in Telecommunications Enterprises, or the Foreign Investment Telecommunications Rules, which was recently amended on March 29, 2022 and became effective on May 1, 2022. According to the amended Foreign Investment Telecommunications Rules, a foreign investor’s beneficial equity ownership in an entity providing value-added telecommunications services in China is generally not permitted to exceed 50% unless otherwise allowed by the competent PRC governmental authorities. Although the revised Foreign Investment Telecommunications Rules no longer require major foreign investors holding equity in enterprises providing value-added telecommunications services in China to have a good track record and operational experience in providing these services, the PRC governmental authorities have not promulgated the relevant implementation rules. Accordingly, there are uncertainties as to whether foreign investors without a good track record and operational experience in providing these services may qualify as major foreign investors in value-added telecommunications enterprises. Based on the Notice regarding the Strengthening of Ongoing and Post Supervision of Foreign Invested Telecommunication Enterprises issued by the MIIT in October 2020, foreign invested telecommunications enterprises will no longer be subject to the requirement for prior MIIT approval. Nonetheless, these enterprises still need to submit the relevant materials to the MIIT to apply for new telecommunications operating permits or amended permits. Although the Negative List allows foreign investors to hold more than 50% equity interests in a value-added telecommunications service provider engaging in e-commerce, domestic multi-party communications, or storage-and-forward and call center businesses, other requirements provided by the amended Foreign Investment Telecommunications Rules shall still apply.

The MIIT’s Notice Regarding Strengthening Administration of Foreign Investment in Operating Value-Added Telecommunications Businesses, or the MIIT Notice, issued on July 13, 2006 prohibits holders of these service licenses from leasing, transferring or selling their licenses in any form, or providing any resource, site or facility, to any foreign investors intending to conduct this type of business in China. In addition to restricting dealings with foreign investors, the MIIT Notice contains a number of detailed requirements applicable to holders of value-added telecommunications service licenses, including that license holders or their shareholders must directly own the domain names and trademarks used in their daily operations and each license holder must possess the necessary facilities for its approved business operations and maintain its facilities in the regions covered by its license, including maintaining its network and providing Internet security in accordance with the relevant regulatory standards. The MIIT or its provincial counterparts have the power to require corrective actions after they discover any non-compliance by license holders, and where license holders fail to take those steps, the MIIT or its provincial counterparts have the power to revoke the value-added telecommunications service licenses.

On December 28, 2016, the MIIT promulgated the Notice on Regulating Telecommunications Services Agreement Matters, or the Telecommunications Services Agreement Notice, which came into effect on February 1, 2017. According to the Telecommunications Services Agreement Notice, telecommunications service providers must require their users to present valid identification certificates and verify the users’ identification information before provision of services. Telecommunications service providers are not permitted to provide services to users with unverifiable identity or users who decline to proceed with identity verification.

Regulation of Internet Information Services

As a subsector of the telecommunications industry, Internet information services are regulated by the Administrative Measures on Internet Information Services, or the ICP Measures. “Internet information services” are defined as services that provide information to online users through the Internet. Internet information service providers that provide commercial services are required to obtain an operating license from the MIIT or its provincial counterpart.

To the extent the Internet information services provided relate to certain matters, including news, publication, education or medical and healthcare (including pharmaceutical products and medical equipment matters), approvals or filings must also be obtained from the relevant industry regulators in accordance with the laws, rules and regulations governing those industries.

Regulation of Advertising Services

The principal regulations governing advertising businesses in China are:

●	the Advertising Law of the PRC (2021, as amended);
●	the Advertising Administrative Regulations (1987, as amended);
●	the Administrative Regulations on Internet Information Search Services (2016); and
●	the Internet Advertising Interim Measures (2016).

These laws, rules and regulations require companies such as ours that engage in advertising activities to obtain a business license that explicitly includes advertising in the business scope from the SAMR, formerly the SAIC, or its local branches.

The applicable PRC advertising laws, rules and regulations contain certain prohibitions on the content of advertisements in China (including prohibitions on misleading content, superlative wording, socially destabilizing content or content involving obscenities, superstition, violence, discrimination or infringement of the public interest). Advertisements for anesthetic, psychotropic, toxic or radioactive drugs are prohibited, and the dissemination of advertisements of certain other products, such as tobacco, patented products, pharmaceuticals, medical instruments, agrochemicals, foodstuff, alcohol and cosmetics, are also subject to specific restrictions and requirements. Advertisers, advertising operators or advertising distributors may be subject to civil liability if they infringe the legal rights and interests of third parties, such as infringement of intellectual property rights, unauthorized use of a name or portrait and defamation.

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

The Internet Advertising Interim Measures, which were promulgated by the SAIC on July 4, 2016 and came into effect on September 1, 2016, set out, among other things, the following requirements for Internet advertising activities:

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

According to the Internet Advertising Interim Measures, Internet information service providers must prevent those advertisements they know or should have known to be illegal from being published through their information services. Furthermore, according to the Internet Advertising Interim Measures, Internet advertisers are responsible for the authenticity of the content of Internet advertisements, while Internet advertisement publishers and advertisement agencies are required to verify the identities of Internet advertisers and their qualifications, review the content of Internet advertisement, and employ inspectors who are familiar with PRC laws and regulations governing Internet advertising.

On November 26, 2021, the SAMR issued the draft Measures for Internet Advertising, or the Draft Internet Advertising Measures, for public comment. The Draft Internet Advertising Measures provide that Internet advertisements should be clearly identifiable by the consumers and marked as “advertisements” when promoting products or services in various forms, including but not limited to, paid placement, news reports, experience sharing, consumer reviews and in-text links. Furthermore, the Draft Internet Advertising Measures require that if the Internet advertisements are published by means of algorithmic recommendation or other technologies, the back-end system data of the publishing program shall be included in the Internet advertising business archives, and be kept for no less than three years from the date of termination of advertising or other period required by applicable laws and regulations. In addition, the Draft Internet Advertising Measures also require a platform operator providing Internet information services take measures to prevent and stop false and illegal advertisements, and improve technical measures for discovering and dealing with illegal or criminal activities in advertising services.

Regulation of Online and Mobile Commerce

China’s online and mobile commerce industry as well as the PRC laws, regulations or rules specifically regulating this industry are constantly evolving. The SAIC adopted the Administrative Measures for Online Trading on January 26, 2014, which became effective on March 15, 2014. On December 24, 2014, the MOFCOM promulgated the Provisions on the Procedures for Formulating Transaction Rules of Third Party Online Retail Platforms (Trial) to regulate the formulation, revision and enforcement of transaction rules for online retail marketplace platforms. These measures impose more stringent requirements and obligations on online trading or service operators as well as marketplace platform providers. For example, marketplace platform providers are obligated to make public and file their transaction rules with MOFCOM or its respective provincial counterparts, to enable examination of the legal status of each third-party merchant selling products or services on their platforms and display on a prominent location on the merchant’s web page the information stated in the merchant’s business license or a link to its business license, and group buying website operators must only allow a third-party merchant with a proper business license to sell products or services on their platforms. Where marketplace platform providers also act as online distributors, these marketplace platform providers must make a clear distinction between their online direct sales and sales of third-party merchant products on their marketplace platforms.

Since the promulgation of the Administrative Measures for Online Trading, the SAIC has issued a number of guidelines and implementing rules providing greater specificity to these regulations. The relevant governmental authorities continue to consider and issue guidelines and implementing rules, and we expect that regulation in this industry will further develop. For example, three PRC governmental authorities (the MOF, General Administration of Customs and STA) issued a Notice on Tax Policy for Cross-Border E-commerce Retail Imports on March 24, 2016 to regulate cross-border e-commerce trading which experienced rapid growth in recent years. According to the notice, which became effective on April 8, 2016, goods imported through cross-border e-commerce retail are subject to tariff, import value-added tax, or VAT, and consumption tax based on the type of goods. Individuals purchasing any goods imported through cross-border e-commerce are liable to pay tax, while e-commerce companies, e-commerce transaction platform operators or logistics companies shall be responsible for withholding such tax.

On August 31, 2018, the Standing Committee of the National People’s Congress promulgated the E-commerce Law, which came into effect on January 1, 2019. The E-commerce Law imposes a series of requirements on e-commerce operators including e-commerce platform operators, merchants operating on the platform and the individuals and entities carrying out business online. According to the E-commerce Law, e-commerce operators who provide search results based on consumers’ characteristics such as hobbies and consumption habits shall also provide consumers with options that are not targeted at their personal characteristics at the same time, and respect and fairly protect the legitimate interests of consumers. The E-commerce Law requires e-commerce platform operators to, among other things, verify and register the identities, addresses, contacts and licenses of merchants who apply to provide goods or services on their platforms, establish registration archives and update this information on a regular basis; submit the identification information of the merchants on their platforms to market regulatory administrative authorities as required and remind the merchants to complete registration with market regulatory administrative authorities; submit identification information and tax-related information to tax authorities as required in accordance with the laws and regulations regarding the administration of tax collection and remind the individual merchants to complete the tax registration; and establish intellectual property rights protection rules and take necessary measures against infringement of intellectual property rights by merchants on their platforms.

In addition, e-commerce platform operators are not allowed to impose unreasonable restrictions over or add unjustified conditions to transactions concluded on their platforms by merchants, or charge merchants operating on their platforms any unreasonable fees.

According to the E-commerce Law, e-commerce platform operators are required to assume joint liability with the merchants and may be subject to warnings and fines up to RMB2,000,000 where (i) they fail to take necessary actions where they know or should have known that the products or services provided by the merchants on the platform do not meet personal and property security requirements, or otherwise infringe upon consumers’ legitimate rights; or (ii) they fail to take necessary actions, such as deleting and blocking information, disconnecting, terminating transactions and services, where they know or should have known that the merchants on the platform infringe upon the intellectual property rights of others. With respect to products or services affecting consumers’ health and safety, e-commerce platform operators will be held liable if they fail to review the qualifications of merchants or fail to safeguard the interests of consumers, and may be subject to warnings and fines up to RMB2,000,000.

On March 15, 2021, the SAMR promulgated the Online Trading Measures, which took effect and replaced the Administrative Measures for Online Trading on May 1, 2021. The Online Trading Measures further strengthen the administration and supervision of online trading activities, and impose a series of regulatory requirements on new forms of online trading, such as online social networking e-commerce and online livestreaming e-commerce. The Online Trading Measures expressly prohibit an online transaction platform operator from unreasonably restricting or setting any unreasonable conditions on transactions on its platform and interfering with merchants’ independent business operations. The Online Trading Measures specify typical examples of unreasonable restrictions or conditions imposed by e-commerce platform operators on transactions concluded on their platforms, including prohibiting or restricting the merchants to operate on other e-commerce platforms, by means of unfair practices, such as reducing their search exposure, removing their products or services, blocking their stores, or prohibiting or restricting the merchants from freely choosing supporting service providers for transactions, such as logistics services providers. Furthermore, the Online Trading Measures require e-commerce platform operators to verify and update each merchant’s profile on a regular basis and monitor their market participant registration status.

On April 23, 2021, the Cyberspace Administration of China and six other PRC governmental authorities jointly issued the Administrative Measures on Online Livestreaming Marketing (Trial), which came into effect on May 25, 2021. According to the Administrative Measures on Online Livestreaming (Trial), online livestreaming marketing platforms are required, among other things, to set up a system to internally rank streamers by metrics such as views and transaction volumes, and take heightened regulatory measures in relation to key livestreaming operators. In addition, online livestreaming marketing platforms are also required to establish and maintain risk management systems to guard against high-risk marketing activities, including taking measures such as pop-up warnings, limiting traffic, suspending livestreaming, and prominently alerting users of the risks involved in transactions that are conducted outside livestreaming platforms.

On March 1, 2022, the Supreme People’s Court of the PRC issued the Provisions on Issues Concerning the Application of Law for the Trial of Cases on Online Consumption Disputes (I), which came into effect on March 15, 2022 and clarified the responsibilities of online consumption platforms and the scope of the seven-day unconditional return policy. According to these judicial interpretations, standard terms provided by e-commerce operators that are unfair and unreasonable to consumers may be deemed invalid, and contracts entered into between e-commerce operators and any other entity leading to false publicity by means of fictitious deals, hits or user comments shall also be null and void. Moreover, e-commerce platform operators shall be held liable as the product seller or service provider if the labels used mislead consumers to believe that the product or service is provided by the e-commerce platform. Furthermore, operators of livestreaming platforms are responsible for verifying the qualification and license of live-streamers who sell food products. The operators of e-commerce platforms can be held jointly liable for damages incurred by consumers resulting from defects in foods purchased from merchants on their platforms, if these operators fail to fulfill certain requirements and obligations.

Regulation of Mobile Apps

On June 28, 2016, the Cyberspace Administration of China promulgated the Regulations for the Administration of Mobile Internet Application Information Services, which came into effect on August 1, 2016, requiring ICPs who provide information services through mobile Internet apps to, among other things, verify the real identities of registered users through mobile phone numbers or other similar channels; establish and improve procedures for protection of user information; and establish and improve procedures for information content censorship.

If an ICP who provides information services through apps violates these regulations, mobile app stores through which the ICP distributes its apps may issue warnings, suspend the release of its apps, or terminate the sale of its apps, and/or report the violations to governmental authorities.

On June 14, 2022, the Cyberspace Administration of China promulgated the revised Regulations for the Administration of Mobile Application Information Services, which will come into effect on August 1, 2022 and replace the currently effective Administration of Mobile Application Information Services. Pursuant to the revised Regulations for the Administration of Mobile Application Information Services, mobile app providers shall comply with relevant provisions on the scope of necessary personal information when engaging in personal information processing activities and shall not compel users to agree to non-essential personal information collection or ban users from their basic functional services due to their refusal of providing unnecessary personal information. In addition, mobile app providers shall, among other things, verify the real identities of registered users; establish and improve procedures for protection of user information and information content censorship, fulfill data security protection obligations and various obligations of minors’ protection, and shall not induce users to download the applications by illegal methods or bad information. Furthermore, mobile app providers who launch new technologies, applications or functions with the attribute of public opinion or the ability of social mobilization shall conduct security assessment in accordance with the relevant provisions. If an application provider violates these regulations, application distribution platforms may issue warnings, suspend the release of its applications, or terminate the sale of its applications, and/or report the violations to governmental authorities, and the application provider may be imposed administrative penalty by the Cyberspace Administration of China and relevant competent authorities in accordance with relevant laws and regulations.

According to the Provisions on the Scope of Necessary Personal Information Required for Common Types of Mobile Internet Applications which became effective on May 1, 2021, clarifying that necessary personal information means the personal information necessary for ensuring the normal operation of the basic functional services of the apps, without which the app cannot perform its basic functional services.

Regulation of Internet Content

The PRC government has promulgated measures relating to Internet content through various ministries and agencies, including the MIIT, the News Office of the State Council of the PRC, the Ministry of Culture and Tourism and the General Administration of Press and Publication. In addition to various approval and license requirements, these measures specifically prohibit Internet activities that result in the dissemination of any content that is found to contain pornography, promote gambling or violence, instigate crimes, undermine public morality or the cultural traditions of the PRC or compromise state security or secrets. ICPs must monitor and control the information posted on their websites. If any prohibited content is found, they must remove the content immediately, keep a record of it and report to the relevant authorities. If an ICP violates these measures, the PRC government may impose fines and revoke any relevant business operation licenses.

Regulation of Broadcasting Audio/Video Programs through the Internet

We are subject to various laws and regulations in connection with providing online audio/video programs and livestreaming via our platform. For example, according to the Rules for the Administration of Internet Audio and Video Program Services, commonly known as Circular 56, jointly issued by the State Administration of Radio, Film, and Television, or the SARFT, and the MIIT, all online audio/video service providers are generally required to be either wholly state-owned or state-controlled. According to the relevant official answers to press questions published on the SARFT’s website dated February 3, 2008, online audio/video service providers that already had been operating lawfully prior to the issuance of Circular 56 may re-register and continue to operate without becoming state-owned or controlled, provided that the providers have not engaged in any unlawful activities. This exemption will not be granted to online audio/video service providers established after Circular 56 was issued.

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

On April 12, 2022, the NRTA and the Publicity Department of the China Communist Party Central Committee promulgated the Notice on Strengthening the Administration of Live Games on Online Audio/Video Program Platforms, specifying that online livestreaming platforms shall discretely select the hosts and guests with political standpoint, moral character, artistic standard and social evaluation as the selection criteria, and resolutely refuse hosts and guests who are politically incorrect, or have committed any violations of laws, regulations, public order or good morals. The notice further specifies that online livestreaming platforms shall establish and implement a mechanism for the protection of minors, implement the real-name registration system, prohibit minors from tipping, and establish a special channel for returning the tips of minors.

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

Regulation of Internet Drug Information Service

The State Food and Drug Administration, or the SFDA, the predecessor of the National Medical Products Administration, promulgated the Administrative Measures on Internet Drug Information Service in July 2004 and further amended the same in November 2017. Since the promulgation of the Administrative Measures on Internet Drug Information Service, the SFDA has issued certain implementing rules and notices aimed at adding specificity to these regulations. These measures set out regulations governing the classification, application, approval, content, qualifications and requirements for Internet drug information services. An ICP service operator that provides information regarding drugs or medical equipment must obtain an Internet Drug Information Service Qualification Certificate from the applicable provincial level counterpart of the National Medical Products Administration.

Regulation of Internet News Information Services

On May 2, 2017, the Cyberspace Administration of China issued the Administrative Provisions on Internet News Information Services, which came into effect on June 1, 2017 and define news information as reports and commentary on political, economic, military, diplomatic and other social and public affairs, as well as reports and commentary on emergency social events. Pursuant to these provisions, the Cyberspace Administration of China and its local counterparts replaced the State Council of the PRC Information Office as the government department in charge of supervision and administration of Internet news information. Furthermore, an ICP operator must obtain approval from the Cyberspace Administration of China in order to provide Internet news information services, including through websites, applications, forums, blogs, microblogs, public accounts, instant messaging tools, and webcasts.

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

Regulation of Audio/Video Program Production

On July 19, 2004, the SARFT promulgated the Administrative Measures on the Production and Operation of Radio and Television Programs, which came into effect on August 20, 2004 and most recently amended on December 1, 2020. These measures provide that anyone who wishes to produce or operate radio or television programs must first obtain an operating permit for their business.

On December 25, 2001, the State Council of the PRC promulgated the Regulations for the Administration of Films, or the Film Regulations, which became effective on February 1, 2002. The Film Regulations set forth the general regulatory guidelines for China’s film industry and address practical issues with respect to production, censorship, distribution and screening. They also establish the SARFT as the sector’s regulatory authority, and serve as the foundation for all other legislation promulgated in this area. The Film Regulations provide the framework for an industry-wide licensing system operated by the SARFT, under which separate permits (and permit application procedures) apply.

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

On March 2, 2018, the State Council of the PRC promulgated the Provisional Regulations for Express Delivery, or the Provisional Regulations, which came into effect on May 1, 2018 and was amended on March 2, 2019. The Provisional Regulations reiterate that a company operating express delivery services must obtain the Courier Service Operation Permit and sets forth specific rules and security requirements for express delivery operations.

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

Regulation of Monopoly and Unfair Competition

On June 24, 2022, the Standing Committee of the National People’s Congress promulgated the amended PRC Anti-monopoly Law, which will come into effect on August 1, 2022. The amended PRC Anti-monopoly Law requires that where concentration of undertakings reaches the filing threshold stipulated by the State Council of the PRC, a filing must be made with the anti-monopoly authority before the parties implement the concentration. Concentration refers to (i) merger of undertakings; (ii) acquisition of control over other undertakings by acquiring equities or assets; or (iii) acquisition of control over, or the possibility of exercising decisive influence on, an undertaking by contract or by any other means. The anti-monopoly authority may also require business operators to file for merger control review where concentration of undertakings fails to reach such filing threshold but there is evidence that the concentration has or may have the effect of eliminating or restricting competition. If business operators fail to comply with the mandatory filing requirement, the PRC State Administration for Market Regulation, or the SAMR, is empowered to terminate the transaction, require the disposal of relevant assets, shares or businesses within certain period, or take any other necessary measures to restore the pre-concentration status, and may also impose fines of up to 10% of the previous year’s turnover of the filing obligor if the concentration has or may have the effect of eliminating or restricting competition, or fines of up to RMB 5 million if the concentration does not have such effect. In addition, the amended PRC Anti-monopoly Law introduces a “stop-clock mechanism” which may prolong the merger control review process. The SAMR issued a new set of guidelines in September 2018 to set forth the specific procedures and materials for review of concentration of undertakings. On August 3, 2008, the State Council of the PRC promulgated the Provisions of the State Council of the PRC on the Thresholds for Filing of Concentration of Undertakings, which was also amended in September 2018, clarifying the filing thresholds of merger control review. On October 23, 2020, the SAMR issued the Interim Provisions on the Review of Concentration of Undertakings, which took effect on December 1, 2020, to further enhance the enforcement of supervision of concentrations of undertakings. On June 27, 2022, the SAMR issued the Provisions of the State Council of the PRC on the Thresholds for Filing of Concentration of Undertakings (Revised Draft for Public Comments), or the Threshold Provisions, and the Provisions on the Review of Concentration of Undertakings (Draft for Public Comments), or the Review Provisions. The Threshold Provisions propose to significantly adjust the revenue threshold of merger control filing to either one of the following two conditions:

●	the worldwide revenue of all business operators involved in the concentration exceeds RMB12 billion (increased from the current threshold of RMB10 billion) collectively in the last fiscal year, and the revenue in China of at least two business operators among them each exceeds RMB800 million (increased from the current threshold of RMB400 million) in the last fiscal year; or
●	the revenue in China of all the business operators involved in the concentration exceeds RMB4 billion (increased from the current threshold of RMB2 billion) collectively in the last fiscal year, and the revenue in China of at least two business operators among them each exceeds RMB800 million (increased from the current threshold of RMB400 million) in the last fiscal year.

Even if the aforementioned revenue threshold is not met, the transaction must be reported to anti-monopoly authority of the State Council of the PRC if (i) the revenue in China of one of the business operators involved in the concentration exceeds RMB100 billion in the last fiscal year, (ii) the market value or valuation of the business operators to be merged or controlled in the concentration exceeds RMB800 million and their revenue in China in the last fiscal year accounts for more than one third of their worldwide revenue.

The amended PRC Anti-monopoly Law prohibits a business operator with a dominant market position from abusing such position, such as by selling commodities at unfairly high prices or buying commodities at unfairly low prices, selling products at prices below cost without any justifiable cause, or refusing to trade with a trading party without any justifiable cause. Sanctions for violation of the prohibition on the abuse of dominant market position include an order to cease the relevant activity, confiscation of the illegal gains and fines ranging from 1% to 10% of sales revenue of the preceding year. On June 26, 2019, the SAMR issued the Interim Provisions on the Prohibition of Acts of Abuse of Dominant Market Positions which took effect on September 1, 2019 to further prevent and prohibit the abuse of dominant market positions. On June 27, 2022, the SAMR issued the Provisions on the Prohibition of Acts of Abuse of Dominant Market Positions (Draft for Public Comments), which propose to revise these provisions according to the amended PRC Anti-monopoly Law.

The amended PRC Anti-monopoly Law also prohibits business operators from entering into monopoly agreements, which refers to agreements that eliminate or restrict competition with competing business operators or transaction counterparties, such as by boycotting transactions, fixing or changing the price of commodities, limiting the output of commodities or fixing the price of commodities for resale to third parties, among others, unless the business operators can prove the agreements do not have the effect of eliminating or restricting competition, their market share in relevant market is below the standard set by the anti-monopoly authority, or the agreements satisfy certain exemptions under the amended PRC Anti-monopoly Law, such as improving technologies, increasing the efficiency and competitiveness of small and medium-sized undertakings, or safeguarding legitimate interests in cross-border trade and economic cooperation with foreign counterparts. Sanctions for violations include an order to cease the relevant activity, confiscation of illegal gains, and fines ranging from 1% to 10% of sales revenue of the preceding year, fines up to RMB5,000,000 if there is no sales revenue of the preceding year, or fines up to RMB3,000,000 if the intended monopoly agreement has not been performed. In addition, business operators are prohibited from organizing other business operators to reach any monopoly agreement or providing substantive assistance for others to reach such agreements under the amended PRC Anti-monopoly Law. On June 26, 2019, the SAMR issued the Interim Provisions on the Prohibition of Monopoly Agreements, which took effect on September 1, 2019, to further enhance the enforcement on the supervision of monopoly agreements. On June 27, 2022, the SAMR issued the Provisions on the Prohibition of Monopoly Agreements (Draft for Public Comments), which propose to revise these provisions according to the amended PRC Anti-monopoly Law.

In addition, the amended PRC Anti-monopoly Law further regulates monopolistic behaviors in the Internet sector. The amended PRC Anti-monopoly Law, among others:

●	provides in general provisions that enterprises must not engage in monopolistic behaviors through data and algorithms, technology, capital advantages, or platform rules; and
●	provides that enterprises with dominant market position must not abuse their dominant positions through data and algorithms, technology, capital advantages, or platform rules.

In February 2021, the SAMR published the Guidelines on Anti-monopoly Issues in Platform Economy, or the Platform Economy Anti-monopoly Guidelines. The Platform Economy Anti-monopoly Guidelines set out detailed standards and rules in respect to the definition of relevant markets, typical types of cartel activity and abusive behavior by companies with market dominance, which provide further guidance for enforcement of anti-monopoly laws regarding online platform operators. The Platform Economy Anti-monopoly Guidelines further detail the types of horizontal agreements, vertical agreements, hub-and-spoke agreements and collusion which may constitute monopoly agreements in the platform economy. The Platform Economy Anti-monopoly Guidelines also set out a number of key factors that may be relevant in identifying a dominant undertaking, including, among others, predatory pricing, unfair pricing, refusal to deal, restraint of trade, tie-in, unreasonable trading conditions and discrimination. In addition, concentration of undertakings involving contractual arrangements is expressly included within the ambit of SAMR’s merger control review if the filing thresholds are met. Under the Platform Economy Anti-monopoly Guidelines, the SAMR is empowered to investigate if the filing threshold is not met but the proposed concentration may have the effect of eliminating or restricting competition, and the SAMR will pay close attention to those cases where one of the following circumstances exists: (i) a party to the concentration is a start-up or an emerging platform; (ii) the turnover is low because the business model of the parties to the concentration involves the provision of free services or services charged at low prices; (iii) the relevant market is highly concentrated; and (iv) the number of competitors is small. These newly enacted measures and guidelines may require us to make adjustments to some of our business practices, and our business, financial condition and results of operations may be materially and adversely affected. In addition, due to our size, these new measures and guidelines, when enacted and implemented, may affect us more than our competitors.

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

In August 2021, the SAMR issued the Provisions on Preventing Unfair Online Competition (Drafts for Public Comments), or the Draft Provisions on Preventing Unfair Online Competition, which detail the implementation of the Anti-unfair Competition Law, under which business operators must not use technical means such as data or algorithms to implement traffic hijacking or interference, cause malicious incompatibility or conduct any activity impeding or disruptive to the normal operation of network products or services legally provided by other business operators. Furthermore, business operators are not allowed to (i) fabricate or spread misleading information to damage the reputation of competitors, or (ii) employ marketing practices such as fake reviews or use coupons or “red envelopes” to entice positive ratings.

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

The Administrative Measures on the Security Protection of Computer Information Network with International Connections, issued by the Ministry of Public Security on December 16, 1997 and amended on January 8, 2011, prohibit the use of the Internet in a manner that would result in the leakage of state secrets or the spread of socially destabilizing content. The Provisions on Technological Measures for Internet Security Protection, or the Internet Security Protection Measures, promulgated on December 13, 2005 by the Ministry of Public Security require all ICPs to keep records of certain information about their users (including user registration information, log in and log out time, IP address, content and time of posts by users) for at least 60 days and submit the above information as required by laws and regulations. Under these measures, value-added telecommunications services license holders must regularly update information security and content control systems for their websites and must also report any public dissemination of prohibited content to local public security authorities. If a value-added telecommunications services license holder violates these measures, the Ministry of Public Security and the local security bureaus may revoke its operating license and shut down its websites.

The Communication Network Security Protection Administrative Measures, which were promulgated by the MIIT on January 21, 2010, require that all communication network operators, including telecommunications service providers and Internet domain name service providers, divide their own communication networks into units. These communication network units shall be rated in accordance with degree of damage to national security, economic operation, social order and public interest in the event a unit is damaged. Communication network operators must file the division and ratings of their communication networks with the MIIT or its local counterparts. If a communication network operator violates these measures, the MIIT or its local counterparts may order rectification or impose a fine up to RMB30,000 in case a violation is not duly rectified.

Internet security in China is also regulated and restricted from a national security standpoint. On July 1, 2015, the National People’s Congress Standing Committee promulgated the PRC National Security Law, or the National Security Law, which took effect on the same date and replaced the former National Security Law promulgated in 1993. According to the National Security Law, the state shall ensure that the information system and data in important areas are secure and controllable. In addition, according to the National Security Law, the state shall establish national security review and supervision institutions and mechanisms, and conduct national security reviews of key technologies and IT products and services that affect or may affect national security. There are uncertainties on how the National Security Law will be implemented in practice.

On November 7, 2016, the National People’s Congress Standing Committee promulgated the PRC Cybersecurity Law, or the Cybersecurity Law, which came into effect on June 1, 2017, and applies to the construction, operation, maintenance and use of networks as well as the supervision and administration of cybersecurity in China. The Cybersecurity Law defines “networks” as systems that are composed of computers or other information terminals and relevant facilities used for the purpose of collecting, storing, transmitting, exchanging and processing information in accordance with certain rules and procedures. “Network operators,” who are broadly defined as owners and administrators of networks and network service providers, are subject to various security protection-related obligations including, among others, security protection, user identity verification, cybersecurity emergency response planning and technical assistance.

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

On July 30, 2021, the State Council of the PRC promulgated the Regulations on Security Protection of Critical Information Infrastructure, effective on September 1, 2021, which provide that a “critical information infrastructure” refers to an important network facility and information system in important industries such as public communications and information services, as well as other important network facilities and information systems that may seriously endanger national security, national economy, people’s livelihood, or public interests in the event of their damage, loss of function, or data leakage. The competent governmental authorities and supervision and management authorities of the aforementioned important industries will be responsible for (i) identification of critical information infrastructures in their respective industries in accordance with relevant identification rules, and (ii) promptly notifying the identified operators and the public security department of the State Council of the PRC of the identification results. However, the exact scope of “critical information infrastructure operators” under the current regulatory regime still remains unclear, and the PRC government authorities have discretion in the interpretation and enforcement of these laws, rules and regulations.

On April 13, 2020, the Cyberspace Administration of China, the NDRC, the MIIT, and several other governmental authorities jointly issued the Measures for Cybersecurity Review, or the Cybersecurity Review Measures, which came into effect on June 1, 2020. According to the Cybersecurity Review Measures, the purchase of cyber products and services including core network equipment, high-performance computers and servers, mass storage devices, large databases and application software, network security equipment, cloud computing services, and other products and services that have an important impact on the security of critical information infrastructure which affects or may affect national security is subject to cybersecurity review by the Cybersecurity Review Office. On December 28, 2021, the Cyberspace Administration of China, together with certain other PRC governmental authorities, promulgated the Revised Cybersecurity Review Measures which replaced the then-effective version and took effect on February 15, 2022. According to the Revised Cybersecurity Review Measures, operators of critical information infrastructure who purchase network products and services and network platform operators who carry out data processing activities that affect or may affect national security shall be subject to cybersecurity review. In addition, any online platform operator possessing over one million users’ individual information must apply for a cybersecurity review before listing abroad. Relevant competent governmental authorities may also initiate cybersecurity review if they determine certain network products, services or data processing activities affect or may affect national security. Article 10 of the Revised Cybersecurity Review Measures also sets out certain general factors that are the focus in assessing the national security risk in a cybersecurity review, including (i) the risks of critical information infrastructure being illegally controlled by any individual or organization or subject to interference or destruction; (ii) the harm caused by the disruption of the supply of the product or service to the continuity of critical information infrastructure business; (iii) the security, openness, transparency and diversity of sources of the product or service, the reliability of supply channels, and risks of supply disruption due to political, diplomatic, trade and other factors; (iv) compliance with PRC laws, administrative regulations and department rules by the provider of the product or service; (v) the risk of core data, important data or a large amount of personal information being stolen, leaked, damaged, illegally used, or illegally transmitted overseas; (vi) the risk that critical information infrastructure, core data, important data or a large amount of personal information for a listing being affected, controlled, and maliciously used by foreign governments, as well as network information security risks; and (vii) other factors that may endanger the security of critical information infrastructure, cybersecurity and data security. However, there are still uncertainties as to the exact scope of network products or services or data processing activities that will or may affect national security, and the PRC government authorities have discretion in the interpretation and enforcement of these measures.

According to the Administrative Provisions on Security Vulnerability of Network Products jointly promulgated by the MIIT, the Cyberspace Administration of China and the Ministry of Public Security, which came into effect on September 1, 2021, network product providers, network operators as well as organizations or individuals engaging in the network product security vulnerability discovery, collection, release and other activities shall establish channels to receive information of security vulnerability of their respective network products and shall examine and fix such security vulnerability in a timely manner. Network product providers are required to report relevant security vulnerability of network products with the MIIT within two days of discovery and provide technical support to network product users. Network operators shall take measures to examine and fix security vulnerability after discovering or becoming aware that their networks, information systems or equipment have security loopholes. According to these provisions, the network product providers and network operators who fail to perform the aforementioned obligations may be subject to administrative penalty in accordance with the Cybersecurity Law.

The Cyberspace Administration of China is responsible for organizing and implementing cybersecurity reviews, while the competent departments in key industries such as finance, telecommunications, energy and transport shall be responsible for organizing and implementing security review of cyber products and services in their respective industries or fields.

On November 15, 2018, the Cyberspace Administration of China issued the Provisions on Security Assessment of the Internet Information Services with Public Opinion Attributes or Social Mobilization Capacity, which came into effect on November 30, 2018. The provisions require ICPs to conduct security assessments on their Internet information services if their services include functions that provide channels for the public to express opinions or have the capability of mobilizing the public to engage in specific activities. ICPs must conduct self-assessment on, among other things, the legality of new technology involved in the services and the effectiveness of security risk prevention measures, and file the assessment report with the local competent cyberspace administration authority and public security authority.

On September 17, 2021, the Cyberspace Administration of China and the SAMR, together with several other governmental authorities, jointly issued the Guidelines on Strengthening the Comprehensive Regulation of Algorithm for Internet Information Services, which provide that relevant regulators shall carry out daily monitoring of data use, application scenarios and effects of algorithms, and conduct security assessments of algorithm, and that an algorithm filing system shall be established and classification and hierarchical security management of algorithms shall be adopted. On December 31, 2021, the Cyberspace Administration of China, the MIIT, the Ministry of Public Security and the Ministry of State Security jointly promulgated the Administrative Provisions on Internet Information Service Algorithm Recommendation, or the Algorithm Recommendation Provisions, which came into effect on March 1, 2022. The Algorithm Recommendation Provisions implement the classification and hierarchical management of algorithm recommendation service providers based on various criteria, and stipulate that algorithm recommendation service providers shall clearly inform users of their provision of algorithm recommendation services, and properly publicize the basic principles, intentions, and main operating mechanisms of algorithm recommendation services, and that algorithm recommendation service providers selling goods or providing services to consumers shall protect consumers’ rights of fair trade, and are prohibited from carrying out illegal conduct such as unreasonable differentiated treatment on transaction conditions based on consumers’ preferences, purchasing habits, or such other characteristics.

In October 2021, the SAMR released the draft Guidelines for Classification and Grading of Internet Platforms, or the Draft Classification Guidelines, and the draft Guidelines for Implementing Subject Responsibilities of Internet Platforms, or the Responsibilities Guidelines, for public comments. The Classification Guidelines divide Internet platforms into super platforms, large platforms, and small and medium platforms, on the basis of the scale of users, business types, and restrictive capacities. The Responsibilities Guidelines further lay down additional responsibilities for operators of super platforms with respect to fair competition, equal governance, open ecosystem, data management, internal governance, risk assessment and prevention, security audit and innovation. For example, super platforms should promote interoperability between the services they provide and those provided by other platforms.

Regulation of Data and Privacy Protection

Under the ICP Measures, ICPs are prohibited from producing, copying, publishing or distributing information that is humiliating or defamatory to others or that infringes upon the lawful rights and interests of others. Depending on the nature of the violation, ICPs may face criminal charges or sanctions by PRC public security authorities for these acts, and may be ordered to temporarily suspend their services or have their licenses revoked.

Under the rules issued by the MIIT, ICPs are also prohibited from collecting any personal user information or providing any information to third parties without the consent of the user. The Cybersecurity Law provides an exception to the consent requirement where the information is anonymous, not personally identifiable and unrecoverable. ICPs must expressly inform the users of the method, content and purpose of the collection and processing of user’s personal information and may only collect information necessary for its services. ICPs are also required to properly maintain the user personal information, and in case of any leak or likely leak of the user’s personal information, ICPs must take remedial measures immediately and report any material leak to the telecommunications regulatory authority.

The PRC government retains the power and authority to order ICPs to provide an Internet user’s personal information if a user posts any prohibited content or engages in any illegal activities through the Internet.

According to the Cybersecurity Law, individuals may request that network operators make corrections to or delete their personal information in case the information is wrong or was collected or used beyond an individual’s agreement with network operators.

On June 10, 2021, the Standing Committee of the National People’s Congress of China promulgated the Data Security Law which took effect in September 2021. The Data Security Law provides for data security and privacy obligations of entities and individuals carrying out data activities, prohibits entities and individuals in China from providing any foreign judicial or law enforcement authority with any data stored in China without approval from the competent PRC authority, and sets forth the legal liabilities of entities and individuals found to be in violation of their data protection obligations, including rectification order, warning, fine, suspension of relevant business, and revocation of business permits or licenses. The Data Security Law also introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, or illegally acquired or used, and an appropriate level of protection measures is required to be taken for the respective categories of data, for example, the processor of important data shall designate the personnel and management institution responsible for the data security, carry out risk assessment for its data processing activities and file the risk assessment report with the competent authorities. In addition, the Data Security Law provides a national security review procedure for those data activities which may affect national security and imposes export restrictions on certain data and information.

On July 7, 2022, the Cybersecurity Administration of China promulgated the Measures for the Security Assessment of Cross-border Data Transmission, which will come into effect on September 1, 2022 and shall regulate the security assessment on the cross-border data transfer by data processor of important data and personal information collected and generated during operations within the PRC. According to these measures, personal data processors will be subject to security assessment conducted by the Cyberspace Administration of China prior to any cross-border transfer of data if the transfer involves (i) important data; (ii) personal information transferred overseas by operators of critical information infrastructure or a data processor that has processed personal data of more than one million persons; (iii) personal information transferred overseas by a data processor who has already provided personal data of 100,000 persons or sensitive personal data of 10,000 persons overseas since January 1 of last year; or (iv) other circumstances as requested by the Cyberspace Administration of China. According to the official interpretation by the official of the Cyberspace Administration of China, cross-border data transfer activities subject to these measures include (1) the transmission and storage overseas by data processors of the data generated during PRC domestic operations, and (2) the access to or use of the data collected and generated by data processors and stored in the PRC by overseas institutions, organizations or individuals. Furthermore, any cross-border data transfer activities conducted in violation of the Measures for the Security Assessment of Cross-border Data Transmission before the effectiveness of these measures are required to be rectified by March 2023.

Furthermore, in November 2021, the Cybersecurity Administration of China promulgated Draft Regulations on Network Data Security Management, or the Draft Cyber Data Security Regulations, for public comments, pursuant to which, data processors shall apply for cybersecurity review if they engage in (i) merger, reorganization or division of Internet platform operators with significant data resources related to national security, economic development or public interests that affects or may affect national security; (ii) overseas listing while processing over one million users’ personal information; (iii) Hong Kong listing that affects or may affect national security; or (iv) other data processing activities that affect or may affect national security. The Draft Cyber Data Security Regulations also provide that operators of large Internet platforms with headquarters, operation centers or R&D centers overseas shall report to the Cybersecurity Administration of China and relevant authorities. The Draft Cyber Data Security Regulations further require data processors processing important data or going public overseas to conduct annual data security self-assessment, and submit the data security assessment report to their respective local branch of the Cyberspace Administration of China before January 31 each year. Internet platform operators shall also establish and publish data policies and rules on their websites for user comments. In addition, data policies and rules and any material amendments thereof of large Internet platforms with over 100 million daily active users shall be evaluated by a third-party organization designated by the Cyberspace Administration of China and approved by the respective local branches of the Cyberspace Administration of China and the MIIT. There is no definite timetable as to when this draft will be enacted. As such, substantial uncertainties exist with respect to the enactment timetable, final content, interpretation and implementation of such measures.

On August 20, 2021, the Standing Committee of the National People’s Congress of China promulgated the Personal Information Protection Law which took effect in November 2021. The Personal Information Protection Law requires, among others, that (i) the processing of personal information should have a clear and reasonable purpose which should be directly related to the processing purpose, using a method that has the least impact on personal rights and interests, and (ii) the collection of personal information should be limited to the minimum scope necessary to achieve the processing purpose to avoid the excessive collection of personal information. Different types of personal information and personal information processing will be subject to various rules on consent, transfer, and security. Entities handling personal information shall bear responsibility for their personal information handling activities, and adopt necessary measures to safeguard the security of the personal information they handle. Otherwise, information processors could be subject to liability for their processing activities, including rectification, or suspension or termination of their provision of their services as well as confiscation of illegal income, fines or other penalties. As the Data Security Law, the Personal Information Protection Law and relevant rules and regulations were recently promulgated, we may be required to make further adjustments to our business practices to comply with these laws, rules and regulations.

Regulation of Consumer Protection

Our online and mobile commerce business is subject to a variety of consumer protection laws, including the PRC Consumer Rights and Interests Protection Law, as amended and effective on March 15, 2014, and the Online Trading Measures, both of which have imposed stringent requirements and obligations on business operators, including Internet business operators and platform service providers like us. For example, consumers are entitled to return goods purchased online, subject to certain exceptions, within seven days upon receipt of goods without any reason. On January 6, 2017, the SAIC issued the Interim Measures for No Reason Return of Online Purchased Commodities within Seven Days, which came into effect on March 15, 2017 and was amended on October 23, 2020, further clarifying the scope of consumers’ rights to make returns without a reason, including exceptions, return procedures and online marketplace platform providers’ responsibility to formulate seven day no-reason return rules and related consumer protection systems, and to supervise merchants for compliance with these rules. To ensure that merchants and service providers comply with these laws and regulations, we, as platform operators, are required to implement rules governing transactions on our platform, monitor the information posted by merchants and service providers, and report any violations by merchants or service providers to the relevant authorities. In addition, online marketplace platform providers may, pursuant to PRC consumer protection laws, be subject to liabilities if the lawful rights and interests of consumers are infringed in connection with consumers’ purchase of goods or acceptance of services on online marketplace platforms and the platform service providers fail to provide consumers with the contact information of the merchant or manufacturer. In addition, platform service providers may be jointly and severally liable with merchants and manufacturers if they are aware or should be aware that the merchant or manufacturer is using the online platform to infringe upon the lawful rights and interests of consumers and fail to take measures necessary to prevent or stop this activity.

Failure to comply with these consumer protection laws could subject us to administrative sanctions, such as the issuance of a warning, confiscation of illegal income, imposition of a fine, an order to cease business operations, revocation of business licenses, as well as potential civil or criminal liabilities.

Regulation of Pricing

In China, the prices of a very small number of products and services are guided or fixed by the government. According to the PRC Pricing Law, or the Pricing Law, business operators must, as required by the government departments in charge of pricing, mark the prices explicitly and indicate the name, production origin, specifications, and other related particulars clearly. Business operators may not sell products at a premium or charge any fees that are not explicitly indicated. Business operators must not conduct unlawful pricing activities, such as colluding with others to manipulate the market price, providing fraudulent discounted price information, using false or misleading prices to deceive consumers to transact, or conducting price discrimination against other business operators. In addition, in July 2021, the SAMR released the revised draft Provisions on the Administrative Penalties on Price-related Violations for public comment, which proposed significant penalties, including fines of up to 10% of revenue during the violation period, suspension of business or revocation of business license, for a number of price-related violations, such as below-cost pricing to squeeze out competitors, price discrimination, manipulation of market prices and fraudulent pricing. In particular, improper pricing by e-commerce platform operators, including the use of big data analysis, algorithms or other technologies to conduct differentiated pricing and price subsidies, may be subject to significant penalties, including fines of up to 5% of prior year’s revenue, suspension of business and revocation of business license. Failure to comply with the Pricing Law or other rules or regulations on pricing may subject business operators to administrative sanctions such as warnings, orders to cease unlawful activities, payment of compensation to consumers, confiscation of illegal gains, and/or fines. The business operators may be ordered to suspend business for rectification, or have their business licenses revoked if the circumstances are severe. Merchants on Tmall and Taobao undertake the primary obligation under the Pricing Law. However, in some cases, we have been and may in the future be held liable and be subject to fines or other penalties if the authorities determine that, as platform operator, our guidance for platform-wide promotional activities resulted in unlawful pricing activities by the merchants on our platforms or the pricing information we provided for platform-wide promotional activities was untrue or misleading.

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

Other Regulations

Regulation of Corporate Governance

On December 24, 2021, the Standing Committee of the National People’s Congress issued the draft amended PRC Company Law, or the Draft Amended Company Law, for public comment. The revisions include (i) optimizing the governance mechanism, clarifying that the board of directors is the executive body of the company, allowing the company to choose to establish a corporate governance structure composed of “board of directors with an audit committee under the board of directors” or “board of directors and board of supervisors” based on its actual circumstances, and allowing small companies limited by shares to be incorporated without a board of directors; (ii) further improving the company capital system, introducing the authorized capital system for companies limited by shares, clarifying the classes of shares that can be issued by companies limited by shares, strengthening the principle of capital maintenance, and allowing the use of capital reserves to cover losses; (iii) strengthening the fiduciary duties of the directors, supervisors and senior management, including the responsibilities of the directors, supervisors and senior management to maintain adequate company capital and report related party transactions, their joint and several liabilities and liquidation obligations; and (iv) improving the company registration system, clarifying that equity interests and creditor rights can be contributed as capital, allowing the establishment of companies limited by shares with one shareholder, and introducing simplified procedures for capital reduction and de-registration of company to facilitate a company’s operation. The Draft Amended Company Law, if adopted, will have a substantial impact on the current PRC Company Law and corporate governance structures governed by it, and our PRC corporate entities and their governance systems may be adjusted and changed accordingly.

On December 27, 2021, the SAMR issued the Interim Measures for the Administration of Beneficial Owner Information of Market Entities (Draft), or the Draft Measures for the Administration of Beneficial Owners for public comment. The Draft Measures for the Administration of Beneficial Owners specify the scope of market entities that are subject to filing obligations, the conditions to exemption from filing, and the definition and identification standards of beneficial owners. According to the general standard for identifying the beneficial owners of companies and partnerships, natural persons who meet any of the following conditions are beneficial owners: ultimately owning 25% or more equity interests, shares or partnership interests in a company or partnership directly or indirectly, ultimately being entitled to 25% or more of its income, or exercising actual control over the company or partnership individually or jointly. If there is no person who meets the aforesaid standards, the person responsible for routine operation and management shall be deemed as the beneficial owner. The Draft Measures for the Administration of Beneficial Owners provide that the actual control includes without limitation the control by agreement, but does not conclusively determine the beneficial owner under contractual arrangements, and uncertainties exist with respect to our disclosure of beneficial owners pursuant to these draft measures.

Regulation of Foreign Investment

On March 15, 2019, the National People’s Congress promulgated the 2019 PRC Foreign Investment Law, which became effective on January 1, 2020 and replaced the major former laws and regulations governing foreign investment in the PRC. Pursuant to the 2019 PRC Foreign Investment Law, “foreign investments” refer to investment activities conducted by foreign investors directly or indirectly in the PRC, which include any of the following circumstances: (i) foreign investors setting up foreign-invested enterprises in the PRC solely or jointly with other investors, (ii) foreign investors obtaining shares, equity interests, property portions or other similar rights and interests of enterprises within the PRC, (iii) foreign investors investing in new projects in the PRC solely or jointly with other investors, and (iv) investment of other methods as specified in laws, administrative regulations, or as stipulated by the State Council of the PRC.

According to the 2019 PRC Foreign Investment Law and its implementing rules, China adopts a system of pre-entry national treatment plus negative list with respect to foreign investment administration, and the negative list will be proposed by the competent investment department of the State Council of the PRC in conjunction with the competent commerce department of the State Council of the PRC and other relevant departments, and be reported to the State Council of the PRC for promulgation, or be promulgated by the competent investment department or competent commerce department of the State Council of the PRC after being reported to the State Council of the PRC for approval. Foreign investment beyond the negative list will be granted national treatment. Foreign investors shall not invest in the prohibited industries as specified in the negative list, while foreign investment must satisfy certain conditions stipulated in the negative list for investment in the restricted industries. The current industry entry clearance requirements governing investment activities in the PRC by foreign investors are set out in two categories, namely the Negative List and the Encouraged Industry Catalogue for Foreign Investment (2020 version), or the 2020 Encouraged Industry Catalogue, both of which were promulgated by the NDRC and the MOFCOM and took effect in January 2022 and January 2021 respectively. Industries not listed in these two categories are generally deemed “permitted” for foreign investment unless otherwise restricted by other PRC laws. Our major subsidiaries are registered in China and mainly engage in software development, technical services and consulting, all of which fall into the encouraged or permitted category. These major subsidiaries have obtained all material approvals required for their business operations. The Negative List does not apply to our major subsidiaries that are registered and domiciled in Hong Kong S.A.R., the British Virgin Islands or the Cayman Islands, and operate outside of China. The businesses of our other PRC subsidiaries – including PRC subsidiaries of our major subsidiaries – are generally software development, technical services and consulting, which fall into the encouraged or permitted category. Industries such as value-added telecommunications services, including Internet information services, are generally restricted to foreign investment pursuant to the Negative List. We conduct business operations that are restricted or prohibited to foreign investment through variable interest entities.

On December 19, 2020, the NDRC and MOFCOM promulgated the Foreign Investment Security Review Measures, which took effect on January 18, 2021. Under the Foreign Investment Security Review Measures, foreign investments in military, national defense-related areas or in locations in proximity to military facilities, or foreign investments that would result in acquiring the actual control of assets in certain key sectors, such as critical agricultural products, energy and resources, equipment manufacturing, infrastructure, transport, cultural products and services, IT, Internet products and services, financial services and technology sectors, are required to obtain approval from designated governmental authorities in advance. Although the term “actual control” is not clearly defined under the Foreign Investment Security Review Measures, it is possible that control through contractual arrangement may be regarded as a form of actual control and therefore requires approval from the competent governmental authority. As the Foreign Investment Security Review Measures were recently promulgated, there are significant uncertainties with respect to their interpretation and implementation. Accordingly, there are substantial uncertainties as to whether our contractual arrangements may be deemed as a method of foreign investment in the future.

Tax Regulations

PRC Enterprise Income Tax

The PRC enterprise income tax, or EIT, is calculated based on the taxable income determined under the applicable PRC Enterprise Income Tax Law, or EIT Law, and its implementation rules, both of which became effective on January 1, 2008 and were most recently amended on December 29, 2018 and April 23, 2019, respectively. The EIT Law generally imposes a uniform enterprise income tax rate of 25% on all resident enterprises in China, including foreign-invested enterprises.

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

PRC VAT

According to the amended Interim Regulation of the People’s Republic of China on Value Added Tax issued by the State Council of the PRC on November 19, 2017, a VAT rate of 6% applies to revenue derived from the provision of certain services. A taxpayer is allowed to offset the qualified input VAT paid on taxable purchases against the output VAT chargeable on the revenue from services provided.

On March 20, 2019, the MOF, the STA and the General Administration of Customs issued the Announcement on Policies for Deepening VAT Reform, or Announcement 39, which came into effect on April 1, 2019, to further slash VAT rates. According to Announcement 39, (i) the 16% or 10% VAT previously imposed on sales and imports by general VAT taxpayers is reduced to 13% or 9% respectively; (ii) the 10% purchase VAT credit rate allowed for procured agricultural products is reduced to 9%; (iii) the 13% purchase VAT credit rate allowed for agricultural products procured for production or commissioned processing is reduced to 10%; and (iv) the 16% or 10% export VAT refund rate previously granted to exportation of goods or labor services is reduced to 13% or 9%, respectively.

PRC Import Tax

According to the Notice on Tax Policy for Cross-Border E-commerce Retail Imports, or New Tax Notice on Cross-Border E-commerce, which became effective on April 8, 2016, goods imported through cross-border e-commerce platforms have been treated as normal goods subject to VAT, consumption tax and tariff. In general, a VAT at the rate of 17% (before May 1, 2018) or 16% (from May 1, 2018 to March 31, 2019) or 13% (from April 1, 2019 onwards) is levied on most goods imported via cross-border e-commerce platforms and a 15% consumption tax is levied on high-end cosmetics and high-end skincare products, while no consumption tax is levied on regular skin care products, maternity or baby care products. As a preferential tax treatment, the Notice on Improving the Tax Policies on Cross-Border E-Commerce Retail Imports, which was issued on November 29, 2018 and took effect on January 1, 2019, provides that, if the goods imported through cross-border e-commerce platforms are within the quota of RMB5,000 per purchase order and RMB26,000 per year per buyer, there is a 30% discount off the applicable VAT and the consumption tax, and the tariff is waived.

PRC Export Tax

According to the Notice on the Taxation Policies for Cross-border E-Commerce Retail Export, or the E-Commerce Export Taxation Notice, which was jointly issued by the MOF and the STA and took effect on January 1, 2014, an e-commerce export enterprise may be exempt from or refunded with consumption tax and VAT upon satisfaction of certain conditions or requirements under such notice. However, third-party e-commerce platforms providing transaction services for e-commerce export enterprises are not eligible for a tax refund or exemption under the E-Commerce Export Taxation Notice.

Regulation of Foreign Exchange and Dividend Distribution

Foreign Exchange Regulation

The principal regulations governing foreign currency exchange in China are the Regulations on Foreign Exchange Administration of the PRC. Under the PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, may be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. By contrast, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses, such as the repayment of foreign currency-denominated loans, or foreign currency is to be remitted into China under the capital account, such as capital increases or foreign currency loans to our PRC subsidiaries.

In June 2016, SAFE issued the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or Circular 16, which took effect on the same day. Circular 16 provides that discretionary foreign exchange settlement applies to foreign exchange capital, foreign debt offering proceeds and remitted foreign listing proceeds, and the corresponding Renminbi obtained from foreign exchange settlement is not restricted from being used to extend loans to related parties or repay the inter-company loans (including advances by third parties).

On January 18, 2017, SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, or Circular 3, which took effect on the same day. Circular 3 sets out various capital control measures with respect to outbound remittance of funds from PRC entities to offshore entities. Circular 3 requires banks to verify board resolutions, tax filing forms, and audited financial statements before wiring foreign invested enterprises’ foreign exchange distribution above US$50,000. Moreover, pursuant to Circular 3, PRC entities must explain in detail the sources of capital and how the capital will be used, and provide board resolutions, contracts and other proof as a part of the registration procedure for outbound investment.

On October 23, 2019, SAFE issued the Notice of Further Facilitating Cross-border Trade and Investment, or Circular 28, which took effect on the same day. Circular 28 allows non-investment foreign-invested enterprises to use their capital funds to make equity investments in China, provided that such investments do not violate the negative list and the target investment projects are genuine and in compliance with laws. According to the Circular on Optimizing Administration of Foreign Exchange to Support the Development of Foreign-related Business issued by SAFE on April 10, 2020, eligible enterprises are allowed to make PRC domestic payments with their income under capital accounts such as capital funds, foreign debts and proceeds from overseas listing without submitting evidence of genuineness to the banks in advance, provided the use of such funds is genuine and in compliance with administrative regulations on the use of income under capital accounts.

We typically do not need to use our offshore foreign currency to fund our PRC operations. In the event we need to do so, we will apply to obtain the relevant approvals of SAFE and other PRC government authorities as necessary. Our PRC subsidiaries’ distributions to their offshore parent companies and our cross-border foreign exchange activities are required to comply with the various requirements under the relevant foreign exchange rules.

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

Regulation of Overseas Listing

The PRC government has announced its plans to enhance its regulatory oversight of Chinese companies listing overseas. The Opinions on Intensifying Crack Down on Illegal Securities Activities issued on July 6, 2021 called for (i) tightening oversight of data security, cross-border data flow and administration of classified information, as well as amendments to relevant regulations to specify responsibilities of overseas listed Chinese companies with respect to data security and information security; (ii) enhanced oversight of overseas listed companies as well as overseas equity fundraising and listing by Chinese companies; and (iii) extraterritorial application of PRC’s securities laws.

There are substantial uncertainties with respect to the interpretation and implementation of the Opinions on Intensifying Crack Down on Illegal Securities Activities. Furthermore, on December 24, 2021, the CSRC published the Provisions of the State Council of the PRC on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), and Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), or collectively, the Draft Overseas Listing Regulations. The Draft Overseas Listing Regulations, among others, clarify the scope of overseas offering and listing by a Chinese company, and stipulate that Chinese companies that have directly or indirectly listed securities in overseas markets shall fulfill their filing obligations and report relevant information to the CSRC within three working days after conducting a follow-on offering in overseas markets. The Draft Overseas Listing Regulations also list a number of circumstances where overseas offering is prohibited, including where (i) the offering is prohibited by PRC laws, (ii) the offering may constitute a threat to or endanger national security, (iii) the company has material ownership disputes over equity, major assets, and core technology, (iv) in the recent three years, the company’s Chinese operating entities and their controlling shareholders and actual controllers have committed certain criminal offenses or are currently under investigations for suspicion of criminal offenses or major violations, (v) the directors, supervisors, or senior executives of the company have been subject to administrative punishment for severe violations, or are currently under investigation for suspicion of criminal offenses or major violations, or (vi) other circumstances as prescribed by the State Council of the PRC. According to the Draft Overseas Listing Regulations, if we fail to complete the filing procedures with the CSRC for any of our follow-on offerings or fall within any of the circumstances where our follow-on offering is prohibited by the State Council of the PRC, our offering application may be discontinued and we may be subject to penalties, sanctions and fines imposed by the CSRC and relevant departments of the State Council of the PRC. In severe circumstances, the business of our PRC subsidiaries may be suspended and their business qualifications and licenses may be revoked.

On April 2, 2022, the CSRC, together with certain other PRC governmental authorities, issued the Draft Revisions to the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Revised Confidentiality and Archives Administration Provisions, to revise the currently effective Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing. According to the Draft Revised Confidentiality and Archives Administration Provisions, Chinese companies, which include both PRC-incorporated joint-stock companies that offer and list securities directly in overseas markets and the PRC operating entities of companies indirectly listed in overseas markets, shall strictly abide by the relevant laws and regulations on confidentiality when providing or publicly disclosing, either directly or through their overseas listed entities, documents and materials to securities services providers such as securities companies and accounting firms or overseas regulators in the process of their overseas offering and listing. In the event such documents or materials contain state secrets or government work secrets, the Chinese companies shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level with the approving authority; in the event that such documents or materials, if divulged, will jeopardize national security or public interest, the Chinese companies shall strictly fulfill relevant procedures stipulated by applicable national regulations. The Chinese companies shall also provide a written statement of the specific state secrets and sensitive information provided when providing documents and materials to securities companies and securities service providers, and the securities companies and securities service providers shall properly retain such written statements for inspection. The Draft Revised Confidentiality and Archives Administration Provisions were released only for soliciting public comments at this stage and their interpretation and implementation remain substantially uncertain.

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

SoftBank is one of our substantial shareholders. During fiscal year 2022, SoftBank, through one of its non-U.S. subsidiaries, provided roaming services in Iran through Telecommunications Services Company (MTN Irancell), which is or may be a government-controlled entity. During fiscal year 2022, SoftBank had no gross revenues from these services and no net profit was generated. This subsidiary also provided telecommunications services in the ordinary course of business to accounts affiliated with the Embassy of Iran in Japan. During fiscal year 2022, SoftBank estimates that gross revenues and net profit generated by these services were both under US$9,300. We were not involved in, and did not receive any revenue from, any of these activities. These activities have been conducted in accordance with applicable laws and regulations, and they are not sanctionable under U.S. or Japanese law. Accordingly, with respect to Telecommunications Services Company (MTN Irancell), the relevant SoftBank subsidiary intends to continue these activities. With respect to services provided to accounts affiliated with the Embassy of Iran in Japan, the relevant SoftBank subsidiary is obligated under contract to continue these services.

In addition, during fiscal year 2022, SoftBank, through one of its non-U.S. indirect subsidiaries, provided office supplies to the Embassy of Iran in Japan. SoftBank estimates that gross revenue and net profit generated by these services were under US$2,572 and US$525, respectively. We were not involved in, and did not receive any revenue from any of these activities. The relevant SoftBank subsidiary intends to continue these activities.

C.   Organizational Structure

Like many large scale, multinational companies with businesses around the world and across industries, we conduct our business through a large number of Chinese and foreign operating entities as we continue to expand through organic growth and acquisitions and consolidations of new businesses. The chart below summarizes our corporate structure as of March 31, 2022 and identifies the subsidiaries and variable interest entities that together are representative of our major businesses, including our significant subsidiaries, as that term is defined under Section 1-02 of Regulation S-X under the U.S. Securities Act, and other representative subsidiaries, which we collectively refer to as our major subsidiaries, as well the corresponding representative VIEs, which we refer to as the representative VIEs:

(1)	Primarily involved in the operation of local consumer services businesses.
(2)	Primarily involved in the operation of Cainiao business.
(3)	Primarily involved in the operation of cloud business.
(4)	Primarily involved in the operation of digital media and entertainment business.
(5)	Primarily involved in the operation of Taobao.
(6)	Primarily involved in the operation of Tmall.
(7)	Primarily involved in the operation of our wholesale marketplaces and cross-border commerce retail and wholesale businesses.
(8)	Primarily involved in investment projects.
(9)	A variable interest entity.

For information about the major variable interest entities, which account for a significant majority of the total revenue and assets of the variable interest entities, please see “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Variable Interest Entity Financial Information.”

Contractual Arrangements among Our Subsidiaries, Variable Interest Entities and the Variable Interest Entity Equity Holders

Due to legal restrictions on foreign ownership and investment in, among other areas, value-added telecommunications services, which include the operations of ICPs, we, similar to all other entities with foreign-incorporated holding company structures operating in our industry in China, operate our Internet businesses and other businesses in which foreign investment is restricted or prohibited in the PRC through various contractual arrangements with VIEs that are incorporated and owned by PRC citizens or by PRC entities owned and/or controlled by PRC citizens. The relevant variable interest entities hold the ICP licenses and other regulated licenses and operate our Internet businesses and other businesses in which foreign investment is restricted or prohibited. Specifically, for fiscal year 2022, our representative VIEs are Zhejiang Taobao Network Co., Ltd., Zhejiang Tmall Network Co., Ltd., Hangzhou Alibaba Advertising Co., Ltd., Hangzhou Ali Venture Capital Co., Ltd., Shanghai Rajax Information Technology Co., Ltd., Alibaba Cloud Computing Ltd. and Alibaba Culture Entertainment Co., Ltd. See “C. Organizational Structure” above.

While the variable interest entities hold licenses and approvals and assets for regulated activities that are necessary for our business operations, as well as certain equity investments in businesses, to which foreign investments are typically restricted or prohibited under applicable PRC law, our subsidiaries hold the significant majority of our assets and operations and capture the significant majority of our revenue. Therefore, we directly capture the significant majority of the profits and associated cash flow from operations without having to rely on contractual arrangements to transfer cash flow from the variable interest entities to our subsidiaries.

The currently effective contractual arrangements, as described in more detail below, by and among us, our relevant subsidiaries, the variable interest entities, and their shareholders include (i) certain loan agreements, exclusive call option agreements, proxy agreements and equity pledge agreements, that enable us to exercise effective control over the variable interest entities, and (ii) certain exclusive services agreements, that enable us to realize substantially all of the economic risks and benefits arising from the variable interest entities. As a result of the contractual arrangements with the variable interest entities and their shareholders, we include the financial results of each of the variable interest entities in our consolidated financial statements in accordance with U.S. GAAP. The VIE structure involves risks and is subject to uncertainties under PRC laws and regulations. See “Item 3. Key Information - D. Risk Factors – Risks Related to Our Corporate Structure.”

VIE Structure

Overview

The following diagram is a simplified illustration of the typical ownership structure and contractual arrangements for variable interest entities:

For most of the variable interest entities, we use a different structure, or the Enhanced VIE Structure. The Enhanced VIE Structure maintains the primary legal framework that we and many peer companies in our industry have adopted to operate businesses in which foreign investment is restricted or prohibited in the PRC.

Compared with the prior VIE structure adopted by many peer companies in our industry, which uses natural persons to serve as direct or indirect equity holders of the variable interest entity, we have designed the Enhanced VIE Structure to:

●	reduce the key man and succession risks associated with natural person VIE equity holders, through a new structure that has widely dispersed interests among natural person interest holders; and
●	create a VIE ownership structure that is more stable and self-sustaining, by distancing the natural person interest holders with the VIE with multiple layers of legal entities, including a partnership structure and multiple layers of contractual arrangements.

VIE equity holders under the Enhanced VIE Structure

Under the Enhanced VIE Structure, a variable interest entity is typically held by a PRC limited liability company, instead of individuals. This PRC limited liability company is directly or indirectly owned by two PRC limited partnerships, each of which holds 50% of the equity interest. Each of these partnerships is comprised of (i) a PRC limited liability company, as general partner (which is formed by a number of selected members of the Alibaba Partnership and our management who are PRC citizens), and (ii) the same group of natural persons, as limited partners. Under the terms of the relevant partnership agreements, the natural person limited partners must be members of the Alibaba Partnership or our management who are PRC citizens and as designated by the general partner of the partnership. We may also create additional holding structures in the future to further enhance the VIE structure. For our representative VIEs, these individuals are Daniel Yong Zhang, Jessie Junfang Zheng, Xiaofeng Shao, Zeming Wu and Angel Ying Zhao (with respect to each of Zhejiang Taobao Network Co., Ltd., Zhejiang Tmall Network Co., Ltd., Hangzhou Alibaba Advertising Co., Ltd., Hangzhou Ali Venture Capital Co., Ltd., Shanghai Rajax Information Technology Co., Ltd. and Alibaba Cloud Computing Ltd.), and Sophie Minzhi Wu, Li Cheng, Jeff Jianfeng Zhang, Fang Jiang and Winnie Jia Wen (with respect to Alibaba Culture Entertainment Co., Ltd.). Because Angel Ying Zhao and Sophie Minzhi Wu are no longer member of the Alibaba Partnership, we are in the process of replacing these two individuals.

The following diagram is a simplified illustration of the typical ownership structure and contractual arrangements of the VIEs under the Enhanced VIE Structure.

(1)	Selected members of the Alibaba Partnership or our management who are PRC citizens.

Under the Enhanced VIE Structure, the designated subsidiary, on the one hand, and the corresponding VIE and the multiple layers of legal entities above the VIE, as well as the natural persons described above, on the other hand, enter into contractual arrangements, which are substantially similar to the contractual arrangements we have historically used for variable interest entities. See “— Contracts that Give Us Effective Control of the Variable Interest Entities” and “— Contracts that Enable Us to Receive Substantially All of the Economic Benefits from the Variable Interest Entities” below.

There are risks associated with the VIE structure in general and the Enhanced VIE Structure. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Corporate Structure.”

The following is a summary of our typical contractual arrangements.

Contracts that Give Us Effective Control of the Variable Interest Entities

Loan Agreements

Pursuant to the relevant loan agreement, our respective subsidiary has granted a loan to the relevant variable interest entity equity holders, which may only be used for the purpose of its business operation activities agreed by our subsidiary or the acquisition of the relevant variable interest entity. Our subsidiary may require acceleration of repayment at its absolute discretion. When the variable interest entity equity holders make early repayment of the outstanding amount, our subsidiary or a third-party designated by it may purchase the equity interests in the variable interest entity at a price equal to the outstanding amount of the loan, subject to any applicable PRC laws, rules and regulations. The variable interest entity equity holders undertake not to enter into any prohibited transactions in relation to the variable interest entity, including the transfer of any business, material assets or equity interests in the variable interest entity to any third-party. The parties to the loan agreement for each of the representative VIEs are the relevant PRC limited liability company, on the one hand, and Taobao (China) Software Co., Ltd., Zhejiang Tmall Technology Co., Ltd., Alibaba (China) Technology Co., Ltd., Alibaba (China) Co. Ltd., Rajax Network Technology (Shanghai) Co., Ltd., Zhejiang Alibaba Cloud Computing Ltd. and Beijing Youku Technology Co., Ltd., our respective subsidiaries, on the other hand.

Exclusive Call Option Agreements

Under the Enhanced VIE Structure, each relevant variable interest entity and its equity holders has jointly granted our relevant subsidiary (A) an exclusive call option to request the relevant variable interest entity to decrease its registered capital at an exercise price equal to the higher of (i) the paid-in registered capital in the relevant variable interest entity and (ii) the minimum price as permitted by applicable PRC law, or the capital decrease price, and (B) an exclusive call option to subscribe for the increased capital of relevant variable interest entity at a price equal to the capital decrease price, or the sum of the capital decrease price and the unpaid registered capital, if applicable, as of the capital decrease. Our subsidiary may nominate another entity or individual to purchase the equity interest or assets, or to subscribe for the relevant increased capital, if applicable, under the call options. Execution of each call option shall not violate the applicable PRC laws, rules and regulations. Each variable interest entity equity holders has agreed that the following amounts, to the extent in excess of the original registered capital that they contributed to the variable interest entity (after deduction of relevant tax expenses), belong to and shall be paid to our relevant subsidiaries: (i) proceeds from the transfer of its equity interests in the variable interest entity, (ii) proceeds received in connection with a capital decrease in the variable interest entity, and (iii) distributions or liquidation residuals from the disposal of its equity interests in the variable interest entity upon termination or liquidation. Moreover, any profits, distributions or dividends (after deduction of relevant tax expenses) received by the variable interest entity equity holder also belong to and shall be paid to our subsidiary. The exclusive call option agreements remain in effect until the equity interest or assets that are the subject of these agreements are transferred to our subsidiary. The parties to the exclusive call option agreement for each of our representative VIEs are the relevant variable interest entity equity holders, the relevant variable interest entity and its corresponding subsidiary.

Proxy Agreements

Pursuant to the relevant proxy agreement, each of the variable interest entity equity holders irrevocably authorizes any person designated by our subsidiary to exercise the rights of the equity holder of the variable interest entity, including without limitation the right to vote and appoint directors. The parties to the proxy agreement for each of the representative VIEs are the relevant variable interest entity equity holder, the relevant variable interest entity and its corresponding subsidiary.

Equity Pledge Agreements

Pursuant to the relevant equity pledge agreement, the relevant variable interest entity equity holders have pledged all of their interests in the equity of the variable interest entity as a continuing first priority security interest in favor of the corresponding subsidiary to secure the outstanding amounts advanced under the relevant loan agreements described above and to secure the performance of obligations by the variable interest entity and/or its equity holders under the other structure contracts. Each subsidiary is entitled to exercise its right to dispose of the variable interest entity equity holders’ pledged interests in the equity of the variable interest entity and has priority in receiving payment by the application of proceeds from the auction or sale of the pledged interests, in the event of any breach or default under the loan agreement or other structure contracts, if applicable. These equity pledge agreements remain in force until the later of (i) the full performance of the contractual arrangements by the relevant parties, and (ii) the full repayment of the loans made to the relevant variable interest entity equity holders. The parties to the equity pledge agreement for each of the representative VIEs are the relevant variable interest entity equity holders, the relevant variable interest entity and its corresponding subsidiary.

Contracts that Enable Us to Receive Substantially All of the Economic Benefits from the Variable Interest Entities

Exclusive Services Agreements

Under the Enhanced VIE Structure, each relevant variable interest entity has entered into an exclusive service agreement with the respective subsidiary, pursuant to which our relevant subsidiary provides exclusive services to the variable interest entity. In exchange, the variable interest entity pays a service fee to our subsidiary, the amount of which shall be determined, to the extent permitted by applicable PRC laws as proposed by our subsidiary, resulting in a transfer of substantially all of the profits from the variable interest entity to our subsidiary.

The exclusive call option agreements described above also entitle our subsidiary to all profits, distributions or dividends (after deduction of relevant tax expenses) to be received by the variable interest entity equity holder, and the following amounts, to the extent in excess of the original registered capital that they contributed to the variable interest entity (after deduction of relevant tax expenses) to be received by each variable interest entity equity holder: (i) proceeds from the transfer of its equity interests in the variable interest entity, (ii) proceeds received in connection with a capital decrease in the variable interest entity, and (iii) distributions or liquidation residuals from the disposal of its equity interests in the variable interest entity upon termination or liquidation.

In the opinion of Fangda Partners, our PRC legal counsel:

●	the ownership structures of the representative VIEs in China and our corresponding subsidiaries do not and will not violate any applicable PRC law, regulation, or rule currently in effect; and
●	the contractual arrangements between the representative VIEs, the variable interest entity equity holders and our corresponding subsidiaries governed by PRC laws are valid, binding and enforceable in accordance with their terms and applicable PRC laws, rules, and regulations currently in effect, and will not violate any applicable PRC law, regulation, or rule currently in effect.

However, we have been further advised by our PRC legal counsel, Fangda Partners, that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, rules and regulations. Accordingly, the possibility that the PRC regulatory authorities and PRC courts may in the future take a view that is contrary to the opinion of our PRC legal counsel cannot be ruled out. We have been further advised by our PRC legal counsel that if the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC government restrictions on foreign investment in the aforesaid business we engage in, we could be subject to severe penalties including being prohibited from continuing operations. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Corporate Structure.”

D.   Property, Plant and Equipment

As of March 31, 2022, we occupied facilities around the world with an aggregate gross floor area of office buildings, logistics warehouses, retail space, data centers and other facilities owned by us totaling approximately 18.9 million square meters, reflecting the continuous expansion of our business. We maintain offices in many countries and regions, including mainland China, Hong Kong S.A.R., Singapore and the United States. In addition, we maintain data centers in a number of countries including China, Indonesia, Malaysia, India, Australia, Singapore, Dubai, Germany, the UK, Japan, and the U.S.

ITEM 4A.    UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.   Operating Results

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements and the related notes included in this annual report and in particular, “Item 4. Information on the Company — B. Business Overview.” This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information — D. Risk Factors” and elsewhere in this annual report. We have prepared our consolidated financial statements in accordance with U.S. GAAP. Our fiscal year ends on March 31 and references to fiscal years 2020, 2021 and 2022 are to the fiscal years ended March 31, 2020, 2021 and 2022, respectively.

Overview

Our total revenue increased by 41% from RMB509,711 million in fiscal year 2020 to RMB717,289 million in fiscal year 2021, and further increased by 19% to RMB853,062 million (US$134,567 million) in fiscal year 2022. Our net income increased by 2% from RMB140,350 million in fiscal year 2020 to RMB143,284 million in fiscal year 2021, and decreased by 67% to RMB47,079 million (US$7,427 million) in fiscal year 2022.

Our non-GAAP net income, which excludes the effect of share-based compensation expense, amortization and impairment of intangible assets, impairment of investments and goodwill, gain or loss on deemed disposals/disposals/revaluation of investments, and certain other items as adjusted for tax effects, increased by 30% from RMB132,479 million in fiscal year 2020 to RMB171,985 million in fiscal year 2021. Non-GAAP net income decreased by 21% to RMB136,388 million (US$21,515 million) in fiscal year 2022. For further information on non-GAAP financial measures we use in evaluating our operating results and for financial and operational decision-making purposes, see “— Non-GAAP Measures.”

Our Operating Segments

We organize and report our business in seven operating segments:

●	China commerce;
●	International commerce;
●	Local consumer services;
●	Cainiao;
●	Cloud;
●	Digital media and entertainment; and
●	Innovation initiatives and others.

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

In discussing the operating results of these seven segments, we present each segment’s revenue, income from operations and adjusted earnings before interest, taxes and amortization, or adjusted EBITA.

Our reported segments are described below:

●	China commerce. China commerce segment mainly includes our China commerce retail businesses such as Taobao, Tmall, Taobao Deals, Taocaicai, Freshippo, Tmall Supermarket, Sun Art, Tmall Global and Alibaba Health, as well as wholesale business including 1688.com.
●	International commerce. International commerce segment mainly includes our international commerce retail and wholesale businesses such as Lazada, AliExpress, Trendyol, Daraz and Alibaba.com.
●	Local consumer services. Local consumer services segment mainly includes location-based businesses, such as Ele.me, Taoxianda, Amap (previously reported under the Innovation initiatives and others segment), Fliggy and Koubei.
●	Cainiao. Cainiao segment mainly includes our domestic and international one-stop-shop logistics services and supply chain management solutions.
●	Cloud. Cloud segment is comprised of Alibaba Cloud and DingTalk (previously reported under the Innovation initiatives and others segment).
●	Digital media and entertainment. Digital media and entertainment segment is comprised of Youku, Quark, Alibaba Pictures and other content and distribution platforms, as well as our online games business.
●	Innovation initiatives and others. Innovation initiatives and others segment includes businesses such as DAMO Academy, Tmall Genie and others. Other revenue also includes annual fees received from Ant Group or its affiliates in relation to the SME loans business that we transferred to Ant Group in February 2015. This annual fee is payable for seven years starting in 2015, and has ended in December 2021.

The table below sets forth supplemental financial information of our reported segments for fiscal year 2022:

	Year ended March 31, 2022
			Local			Digital media	Innovation
	China	International	consumer			and	initiatives
	commerce	commerce	services	Cainiao	Cloud	entertainment	and others	Unallocated(1)	Consolidated
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	US$

	(in millions, except percentages)
Revenue	592,705	61,078	43,491	46,107	74,568	32,272	2,841	—	853,062	134,567
Income (Loss) from operations	172,219	(10,655)	(30,485)	(3,920)	(5,167)	(7,019)	(9,424)	(35,911)	69,638	10,985
Add: Share-based compensation expense	7,078	1,569	2,556	1,396	6,297	1,520	1,839	1,716	23,971	3,782
Add: Amortization of intangible assets	2,817	95	6,154	1,059	16	809	456	241	11,647	1,837
Add: Impairment of goodwill	—	—	—	—	—	—	—	25,141	25,141	3,966
Adjusted EBITA	182,114	(8,991)	(21,775)	(1,465)	1,146	(4,690)	(7,129)	(8,813)	130,397	20,570
Adjusted EBITA margin	31%	(15)%	(50)%	(3)%	2%	(15)%	(251)%	—	15%
(1)	Unallocated expenses primarily relate to corporate administrative costs and other miscellaneous items that are not allocated to individual segments. The goodwill impairment is presented as an unallocated item in the segment information because our management does not consider this as part of the segment operating performance measure.

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

We derive majority of our revenue from our China commerce segment, which accounted for 69%, 70% and 69% of our total revenue in fiscal years 2020, 2021 and 2022, respectively, while International commerce segment, Local consumer services segment, Cainiao segment, Cloud segment, Digital media and entertainment segment, and Innovation initiatives and others segment contributed in aggregate 31%, 30% and 31% in fiscal years 2020, 2021 and 2022, respectively.

The following table sets forth the principal components of our revenue for the periods indicated:

	Year ended March 31,
	2020		2021		2022
		% of		% of			% of
	RMB	revenue	RMB	revenue	RMB	US$	revenue

	(in millions, except percentages)
China commerce:
China commerce retail	339,550	67%	487,361	68%	575,993	90,861	67%
China commerce wholesale	12,427	2%	14,322	2%	16,712	2,636	2%
Total China commerce	351,977	69%	501,683	70%	592,705	93,497	69%

International commerce:
International commerce retail	24,323	5%	34,455	5%	42,668	6,731	5%
International commerce wholesale	9,594	2%	14,396	2%	18,410	2,904	2%
Total International commerce	33,917	7%	48,851	7%	61,078	9,635	7%

Local consumer services	29,660	6%	35,442	5%	43,491	6,861	5%
Cainiao	22,233	4%	37,258	5%	46,107	7,273	5%
Cloud	40,301	8%	60,558	8%	74,568	11,763	9%
Digital media and entertainment	29,094	6%	31,186	4%	32,272	5,091	4%
Innovation initiatives and others	2,529	0%	2,311	1%	2,841	447	1%
Total	509,711	100%	717,289	100%	853,062	134,567	100%

Starting from the quarter ended December 31, 2021, our chief operating decision marker (“CODM”) started to review information under a new reporting structure, and segment reporting has been updated to conform to this change, which also provides greater transparency in our business progress and financial performance. Comparative figures were reclassified to conform to this presentation.

Our monetization and profit model primarily consists of the following elements:

China Commerce

China Commerce Retail

We generate revenue from merchants by leveraging our consumer insights and data technologies which enable brands and merchants to attract, engage and retain consumers, complete transactions, improve their branding, enhance operating efficiency, and offer various services. On the consumer side, leveraging these insights and technologies, as well as our supply chain capabilities, we also generate revenue from product sales for our direct sales businesses.

The revenue of our China commerce retail business primarily consists of customer management revenue and direct sales and other revenue. The following table sets forth the revenue from our China commerce retail business, in absolute amounts and as percentages of our total revenue, for the fiscal years presented:

	Year ended March 31,
	2020		2021		2022
		% of		% of			% of
	RMB	revenue	RMB	revenue	RMB	US$	revenue

	(in millions, except percentages)
China commerce retail
Customer management(1)	244,479	48%	304,543	43%	315,038	49,696	37%
Direct sales and others(2)	95,071	19%	182,818	25%	260,955	41,165	30%
Total	339,550	67%	487,361	68%	575,993	90,861	67%
(1)	Starting in fiscal year 2021, we presented our commission revenue as part of customer management revenue in order to better reflect our value proposition to merchants on our platforms. Comparative figures are presented in the same manner accordingly.
(2)	“Direct sales and others” revenue under China commerce retail primarily represents our direct sales businesses, comprising mainly Sun Art, Tmall Supermarket and Freshippo, where revenue and the cost of inventory are recorded on a gross basis.

Customer management

We derive a majority of our China commerce retail revenue from customer management, which primarily consists of

●	P4P marketing services, where merchants primarily bid for keywords that match product or service listings appearing in search results through our online auction system on a cost-per-click (CPC) basis. We provide these services directly on our marketplaces or through collaboration with third-party affiliates.
●	In-feed marketing services, where merchants primarily bid to market to groups of consumers with similar profiles that match product or service listings appearing in browser results through our online auction system on a CPC or cost-per-thousand impression (CPM) basis. We provide these services directly on our marketplaces or through collaboration with third-party affiliates.
●	Commissions on transactions, where merchants pay a commission based on a percentage of transaction value generated on Tmall and certain other marketplaces. The commission percentages on Tmall typically range from 0.3% to 5.0% depending on the product category.
●	Taobaoke program, where we collaborate with shopping guide platforms, medium- and small-sized websites and mobile apps, individuals and other third parties, collectively “Taobaokes,” to offer marketing services to our merchants. Taobaokes display the marketing information of our merchants on their media. We generate revenue from the commissions paid by merchants based on a percentage of transaction value generated from users under the Taobaoke program.

Direct sales and others

Direct sales and other revenue from our China commerce retail is primarily generated by our direct sales businesses, comprising mainly Sun Art, Tmall Supermarket and Freshippo, and primarily consists of revenue from product sales.

China Commerce Wholesale

We generate revenue from our China commerce wholesale business primarily through membership fees, value-added services and customer management services. Revenue from membership fees are primarily fixed annual fees from the sale of China TrustPass memberships for paying members to reach customers, provide quotations and transact. Paying members may also purchase premium memberships and additional value-added services, such as premium data analytics and upgraded storefront management tools, the prices of which are determined based on the types and duration of the value-added services. Revenue from customer management services is primarily derived from P4P marketing services.

International Commerce

International Commerce Retail

We generate revenue from our International commerce retail businesses primarily through logistics services, direct sales, commissions on transactions and P4P marketing services. We generate logistics services and direct sales revenue primarily from Lazada and Trendyol. Our revenue from commission is mainly contributed by transactions on AliExpress, where merchants typically pay 5% to 8% of the transaction value, and Trendyol. In addition, we generate revenue from P4P marketing services, primarily from AliExpress and Lazada’s organic traffic and its collaboration with third-party websites and mobile apps.

International Commerce Wholesale

We generate revenue from our International wholesale commerce businesses primarily through membership fees, value-added services and customer management services. Revenue from membership fees are primarily fixed annual fees from the sale of Gold Supplier memberships for paying members to reach customers, provide quotations and transact. Revenue from value-added services primarily consists of fees for services such as trade assurance services, the prices of which are determined based on the types, usage and duration of the value-added services. Revenue from customer management services is primarily derived from P4P marketing services.

Local Consumer Services

We generate revenue from Local consumer services primarily through platform commissions and on-demand delivery services by our “To-home” businesses. Our revenue from platform commissions is mainly contributed by transactions on Ele.me, where merchants pay a commission based on a percentage of the transaction value. The commission percentages vary depending on product category. We also generate revenue through on-demand delivery services, including delivery of meals, food, groceries, FMCG, flowers and pharmaceutical products, for merchants and customers through Fengniao Logistics, Ele.me’s on-demand delivery network. In addition, our “To-destination” businesses mainly generate revenue from Amap and Fliggy. Amap charges a software service fee and technology service fee to enterprise customers. Revenue from Fliggy consists of commission fees paid by merchants based on a percentage of transaction value generated on Fliggy.

Cainiao

We generate revenue from Cainiao business primarily through supply chain and logistics services. For International and domestic merchants, Cainiao provides end-to-end supply chain solution and logistics services, and charge fees based on the number of logistics orders fulfilled. In addition, Cainiao generates revenue from providing value-added services to consumers and third-party logistics service providers, such as technology services, logistics services and community-based services.

Cloud

Our Cloud businesses primarily generate revenue from the provision of public cloud services and hybrid cloud services to our domestic and international enterprise customers.

•

Public cloud services, where we generate revenue from a wide range of cloud services, including elastic computing, storage, network, database, big data, security, proprietary servers, among others. Enterprise customers can pay for these services on a consumption or subscription basis, such as on-demand delivery of computing services and storage capacities.

•

Hybrid cloud services, where we generate revenue through packaged cloud services, including hardware, software license, software installation service, application development and maintenance service, based on the customized needs of enterprise customers.

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

Innovation Initiatives and Others

Tmall Genie primarily generates revenue from product sales. Other revenue includes annual fees received from Ant Group or its affiliates in relation to the SME loans business that we transferred to Ant Group in February 2015. This annual fee is payable for seven years starting in 2015, and has ended in December 2021. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Agreements and Transactions Related to Ant Group and Its Subsidiaries.”

Factors Affecting Our Results of Operations

Our Ability to Create Value for Our Users and Generate Revenue. Our ability to create value for our users and generate revenue is driven by the factors described below:

●	Number and engagement of consumers. Consumers are attracted to our platforms by the breadth of curated products and services, personalized content and the interactive user experience these platforms offer. Our platforms include a comprehensive selection of product and service offerings as well as engaging content, such as recommendation feeds on our Taobao app and entertainment content on Youku. Consumers enjoy an engaging social experience by interacting with each other and with merchants, brands and KOLs on our platforms. We leverage our consumer insights to further optimize the relevance of this rich content we provide to our users. The engagement of consumers in our ecosystem is affected by our ability to continue to enhance and expand our product and service offerings and improve user experience.
●	Broader value offered to merchants, brands, retailers and other businesses. Merchants, brands, retailers and other businesses use our products and services to help them reach, acquire and retain customers, build brand awareness and engagement, complete transactions, and enhance their operating efficiency. We offer merchants and retailers a complete suite of services and tools, powered by our consumer insights, to help them effectively engage consumers, efficiently manage their operations and provide a seamless online and offline consumer experience. With our proprietary data and technologies, we also facilitate the digital transformation of traditional merchants and retailers. In addition, we empower businesses of different sizes across various industries through our comprehensive enterprise cloud service offerings.
●	Empowering data and technology. Our ability to engage consumers and empower merchants, brands, retailers and other businesses is affected by the breadth and depth of our consumer insights, such as the accuracy of our shopping recommendations and of our targeted marketing, and our technology capabilities and infrastructure, such as cloud computing, and our continued ability to develop scalable products and services that adapt to the quickly evolving industry trends and consumer preferences.

Operating Leverage of Our Business Model. Our primary business model has significant operating leverage and our ecosystem enables us to realize structural cost savings. For example, Taobao drives significant traffic to Tmall as Tmall product listings also appear on Taobao search result pages. Furthermore, the large number of consumers on our marketplaces attracts a large number of merchants, who become customers for our customer management and storefront services. In addition, the vast consumer base of our ecosystem presents cross-selling opportunities across our various platforms. For example, we can offer consumer services, such as Ele.me, and promote our digital media and entertainment services, including Youku, to consumers on our marketplaces. These network effects allow for lower traffic acquisition costs and provide synergies across our businesses.

Our Investment in User Base, Technology, People, Infrastructure, and Innovative Business Model. We have made, and will continue to make, significant investments in our platforms and ecosystem to attract consumers and merchants, enhance user experience and expand the capabilities and scope of our platforms. We expect our investments will include expanding our China and international offerings, implementing our local consumer service businesses, strengthening our logistics and fulfillment capabilities, enhancing our Cloud business, investing in content and user acquisition to further develop our digital media and entertainment business, cultivating innovation initiatives and new technologies as well as executing our globalization strategy. Our operating leverage and profitability enable us to continue to invest in our people, particularly engineers, scientists and product management personnel, as well as in our technology capabilities and infrastructure. Our investment in the above-mentioned new and existing businesses has and will continue to lower our margins but we believe the investment will deliver overall long-term growth.

Strategic Investments and Acquisitions. We have made, and intend to make, strategic investments and acquisitions. Our investment and acquisition strategy is focused on strengthening our ecosystem, creating strategic synergies across our businesses, and enhancing our overall value. Our strategic investments and acquisitions may affect our future financial results, including our margins and our net income. For example, we expect that our acquisitions of Koala, Lazada and controlling stakes in Cainiao Network, Ele.me and Sun Art continue to have a negative effect on our financial results, at least in the short term. In addition, some of our acquisitions and investments may not be successful. We have incurred impairment charges in the past and may incur impairment charges in the future.

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

We have developed focused investment strategies, targeting to invest, acquire or form alliances that will either complement our existing businesses or drive innovation initiatives. For example, with the acquisition of Sun Art, we aim to further update our digital commerce infrastructure and better position us to achieve our vision for fiscal year 2036. In some cases, we may take a staged approach to our investment and acquisition strategy, by beginning with an initial minority investment followed by business cooperation. When the business results, cooperation and the overall relationship established with the management of the investee company show increasing value to our ongoing business strategy, we may increase our investment or acquire the investee company completely.

We have funded our strategic acquisitions and investments primarily from cash generated from our operations and through debt and equity financing. Our debt financing primarily consists of unsecured senior notes and bank borrowings, including an aggregate of US$8.0 billion unsecured senior notes issued in November 2014, of which US$5.05 billion was repaid in 2017, 2019 and 2021, an aggregate of US$7.0 billion unsecured senior notes issued in December 2017, an aggregate of US$5.0 billion unsecured senior notes issued in February 2021, a five-year term loan facility of US$4.0 billion drawn down in fiscal year 2017, the maturity of which has been extended to May 2024 in May 2019, as well as a US$6.5 billion revolving credit facility which we have not yet drawn. Going forward, we expect to fund additional investments through cash generated from our operations and through debt and equity financing when opportunities arise in the future. Although we expect our margins to be negatively affected by acquisitions of target companies with lower or negative margins, such as our acquisitions and consolidations of Lazada, Cainiao Network, Ele.me, Koala and Sun Art, we do not expect our investment activities to have any significant negative impact on our liquidity or operations. We believe acquired businesses operating at a loss do not detract from our total value because they bring clear strategic value to us in the long run. However, there can be no assurance that our future financial results would not be materially and adversely affected if our strategic investments and acquisitions are not successful. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Industry — Sustained investment in our businesses and our focus on long-term performance and maintaining the health of our ecosystem may negatively affect our margins and our net income” and “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Industry — We face risks relating to our acquisitions, investments and alliances.”

We did not have significant strategic investment or acquisition (excluding equity transactions in subsidiaries) in fiscal year 2022 and the period through the date of this annual report.

Intangible Assets and Goodwill

When we make an acquisition, consideration that exceeds the acquisition date amounts of the acquired assets and liabilities is allocated to intangible assets and goodwill. We have and will continue to incur amortization expenses as we amortize intangible assets over their estimated useful life on a straight-line basis. We do not amortize goodwill. We test intangible assets and goodwill periodically or whenever necessary for impairment, and any impairment may materially and adversely affect our financial condition and results of operations. Some of our acquisitions and investments may not be successful, and we may incur impairment charges in the future. During fiscal year 2022, we recognized an impairment of goodwill of RMB25,141 million (US$3,966 million) in relation to Digital media and entertainment segment. For additional information, see “— Critical Accounting Policies and Estimates — Impairment Assessment on Goodwill and Intangible Assets” and “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Industry — We face risks relating to our acquisitions, investments and alliances.”

Components of Results of Operations

Revenue

The following table sets forth the principal components of our revenue for the periods indicated:

	Year ended March 31,
	2020		2021		2022
		% of		% of			% of
	RMB	revenue	RMB	revenue	RMB	US$	revenue

	(in millions, except percentages)
China commerce:
China commerce retail	339,550	67%	487,361	68%	575,993	90,861	67%
China commerce wholesale	12,427	2%	14,322	2%	16,712	2,636	2%
Total China commerce	351,977	69%	501,683	70%	592,705	93,497	69%

International commerce:
International commerce retail	24,323	5%	34,455	5%	42,668	6,731	5%
International commerce wholesale	9,594	2%	14,396	2%	18,410	2,904	2%
Total International commerce	33,917	7%	48,851	7%	61,078	9,635	7%

Local consumer services	29,660	6%	35,442	5%	43,491	6,861	5%
Cainiao	22,233	4%	37,258	5%	46,107	7,273	5%
Cloud	40,301	8%	60,558	8%	74,568	11,763	9%
Digital media and entertainment	29,094	6%	31,186	4%	32,272	5,091	4%
Innovation initiatives and others	2,529	0%	2,311	1%	2,841	447	1%
Total	509,711	100%	717,289	100%	853,062	134,567	100%

Starting from the quarter ended December 31, 2021, our CODM started to review information under a new reporting structure, and segment reporting has been updated to conform to this change, which also provides greater transparency in our business progress and financial performance. Comparative figures were reclassified to conform to this presentation.

We generate most of our revenue from our China commerce segment. We also earn revenue from services associated with our International commerce segment, Local consumer services segment, Cainiao segment, Cloud segment, Digital media and entertainment segment as well as Innovation initiatives and others segment. A substantial majority of our revenue is attributable to our businesses in China. See “— Our Monetization Model” for additional information regarding our revenue.

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

General and Administrative Expenses

General and administrative expenses consist mainly of salaries, bonuses, benefits and share-based compensation expense for our management and administrative employees, office facilities and other support overhead costs, professional services fees, provision for doubtful debts on receivables, charitable contributions, as well as non-recurring items, such as a fine imposed pursuant to China’s Anti-monopoly Law (the “Anti-monopoly Fine”) in fiscal year 2021.

Interest and Investment Income, Net

Interest and investment income, net mainly consists of interest income, gain or loss on deemed disposals, disposals and revaluation of our long term equity investments and impairment of equity investments. In fiscal year 2020, we recognized one-time gains of RMB71.6 billion and RMB10.3 billion in relation to the receipt of the 33% equity interest in Ant Group and our contribution of the AliExpress Russia business into a joint venture we set up with Russian partners, which resulted in our deconsolidation of these businesses, respectively. The gain related to the 33% equity interest in Ant Group resulted from the transfer of certain intellectual property rights and assets to Ant Group as set forth under the 2014 transaction agreements and the basis difference determined based on our share of Ant Group’s net assets, net of its corresponding deferred tax effect. In fiscal year 2021, we recognized a gain of RMB6.4 billion arising from the revaluation of our previously held equity interest in Sun Art upon our consolidation in October 2020.

Interest Expense

Our interest expense is comprised of interest payments and amortization of upfront fees and incidental charges primarily associated with our US$8.0 billion unsecured senior notes issued in November 2014, of which US$5.05 billion was repaid in 2017, 2019 and 2021, the US$4.0 billion five-year term loan facility drawn down in fiscal year 2017, an aggregate of US$7.0 billion unsecured senior notes issued in December 2017, as well as an aggregate of US$5.0 billion unsecured senior notes issued in February 2021. In addition, we have a revolving credit facility, which we have not yet drawn as of the date of this annual report.

Other Income, Net

Other income, net, primarily consists of input VAT super-credit, exchange gain or loss and government grants, as well as royalty fees and software technology service fees paid by Ant Group. Exchange gain or loss, arising from our operations and treasury management activities, recognized in our income statement is largely affected by exchange rate fluctuation among Renminbi, U.S. dollar and Turkish lira. Government grants primarily relate to grants by central and local governments in connection with our contributions to technology development and investments in local business districts. These grants may not be recurring in nature, and we recognize the income when the grants are received and no further conditions need to be met. Ant Group pays us royalty fees and software technology service fees pursuant to an intellectual property and software technology services agreement, as amended in August 2014, or the 2014 IPLA. Following our receipt of the 33% equity interest in Ant Group in September 2019, the profit share payments, consisting of the abovementioned royalty fee and software technology service fee paid by Ant Group, have terminated. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Agreements and Transactions Related to Ant Group and Its Subsidiaries — Our Commercial Arrangements with Ant Group and Alipay — Alipay Intellectual Property License and Software Technology Services Agreement” for further information on the arrangements between us and Ant Group.

Income Tax Expenses

Our income tax expenses are comprised primarily of current tax expense, mainly attributable to certain profitable subsidiaries in China, and deferred tax expense, mainly including deferred tax recognized for temporary differences in relation to investments, share-based awards and withholding tax on dividends to be distributed by our PRC operating subsidiaries.

Taxation

Cayman Islands Tax

Under Cayman Islands law, our company is not subject to income, corporation or capital gains tax, and no withholding tax is imposed upon the payment of dividends.

Hong Kong Profits Tax

Our company’s subsidiaries incorporated in Hong Kong were subject to Hong Kong profits tax at a rate of 16.5% in fiscal years 2020, 2021 and 2022.

PRC Income Tax

Under the EIT Law, the standard enterprise income tax rate is 25%.

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

Certain subsidiaries received the above preferential tax treatments during calendar years 2019, 2020, 2021 and 2022. Four of our subsidiaries in China, Alibaba (China) Technology Co., Ltd., Taobao (China) Software Co., Ltd., Zhejiang Tmall Technology Co., Ltd., and Alibaba (China) Co., Ltd, which are our wholly-owned entities primarily involved in the operations of wholesale marketplaces, Taobao, Tmall, and technology, software research and development and relevant services, respectively, were recognized as Key Software Enterprises in calendar years of 2018 and 2019 and they were subject to an EIT rate of 10%. Another one of our subsidiaries in China, Alibaba (Beijing) Software Services Co., Ltd., which is our wholly-owned entity primarily engaged in the operations of technology, software research and development and relevant services, was recognized as a Software Enterprise and was thereby entitled to an income tax exemption for two years beginning from its first profitable calendar year 2017, and a 50% reduction in the standard statutory rate for the subsequent three consecutive years starting from the calendar year 2019. In the calendar year 2019, Alibaba (Beijing) Software Services Co., Ltd. was recognized as a Key Software Enterprise and therefore an EIT rate of 10% was applicable.

Key Software Enterprise (KSE) status is subject to review by the relevant authorities every year and the timing of annual review and notification by the relevant authorities may vary from year to year. The related reduction in tax expense as a result of official notification confirming KSE status is accounted for upon receipt of such notification. For the calendar years of 2020 and 2021, Alibaba (China) Technology Co., Ltd., Taobao (China) Software Co., Ltd., Zhejiang Tmall Technology Co., Ltd., and Alibaba (China) Co., Ltd. did not obtain the KSE status and therefore applied an EIT rate of 15% as High and New Technology Enterprises and Alibaba (Beijing) Software Services Co., Ltd. applied an EIT rate of 12.5% (50% reduction in the standard statutory rate) as a Software Enterprise.

VAT and Other Levies

Our major PRC subsidiaries are subject to VAT on revenue earned for our services under a national VAT reform program. In general, the applicable VAT rate on the revenue earned for services is 6% with companies entitled to crediting VAT paid on certain purchases against VAT on sales. Revenue is recognized net of VAT in our consolidated income statement.

PRC Withholding Tax

Pursuant to the EIT Law, a 10% withholding tax is generally levied on dividends declared by companies in China to their non-resident enterprise investors. A lower withholding tax rate of 5% is applicable for direct foreign investors incorporated in Hong Kong with at least 25% equity interest in the PRC company and meeting the relevant conditions or requirements pursuant to the tax arrangement between mainland China and Hong Kong S.A.R. As the equity holders of our PRC operating subsidiaries are qualified Hong Kong incorporated companies, our deferred tax liabilities for distributable earnings are calculated at a 5% withholding tax rate. As of March 31, 2022, we have accrued the withholding tax on substantially all of the earnings distributable by our subsidiaries in China, except for those being reserved for permanent reinvestment in China of RMB176.4 billion (US$27.8 billion).

Share-based Compensation

Our equity incentive plans provide the granting of share-based awards to eligible grantees. We believe share-based awards are vital to attract, incentivize and retain our employees and are the appropriate tool to align the interests of the grantees with those of our shareholders. See “Item 6. Directors, Senior Management and Employees — B. Compensation.”

In addition, Junhan and Ant Group have granted share-based awards to our employees, and the awards will be settled by Junhan or Ant Group respectively. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Agreements and Transactions Related to Ant Group and Its Subsidiaries — Our Commercial Arrangements with Ant Group and Alipay — Share-based Award Arrangements.”

We recognized share-based compensation expense of RMB31,742 million, RMB50,120 million and RMB23,971 million (US$3,782 million) in fiscal years 2020, 2021 and 2022, respectively, representing 6%, 7% and 3% of our revenue in those respective periods.

The following table sets forth an analysis of share-based compensation expense by function for the periods indicated:

	Year ended March 31,
	2020	2021	2022
	RMB	RMB	RMB	US$

	(in millions)
Cost of revenue	7,322	11,224	5,725	903
Product development expenses	13,654	21,474	11,035	1,741
Sales and marketing expenses	3,830	5,323	3,050	481
General and administrative expenses	6,936	12,099	4,161	657
Total	31,742	50,120	23,971	3,782

The following table sets forth an analysis of share-based compensation expense by type of awards:

	Year ended March 31,
	2020	2021	2022
	RMB	RMB	RMB	US$

	(in millions)
Alibaba Group share-based awards(1)	26,216	29,317	30,576	4,823
Ant Group share-based awards(2)	1,261	17,315	(11,585)	(1,827)
Others(3)	4,265	3,488	4,980	786
Total	31,742	50,120	23,971	3,782
(1)	This represents Alibaba Group share-based awards granted to our employees.
(2)	This represents Ant Group share-based awards granted to our employees, which is subject to mark-to-market accounting treatment.
(3)	This represents share-based awards of our subsidiaries.

Share-based compensation expense decreased in fiscal year 2022 as compared to fiscal year 2021, primarily because the share-based compensation expense related to Ant Group share-based awards was a net reversal in fiscal year 2022. During fiscal year 2022, we recognized a decrease in the value of the awards as a result of our on-going evaluation of Ant Group and consideration of existing circumstances. We expect that our share-based compensation expense will continue to be affected by changes in the fair value of the underlying awards and the quantity of awards we grant in the future. See “— Critical Accounting Policies and Estimates — Share-based Compensation Expense and Valuation of the Underlying Awards” below for additional information regarding our share-based compensation expense.

Results of Operations

The following tables set out our consolidated results of operations for the periods indicated:

	Year ended March 31,
	2020	2021	2022
	RMB	RMB	RMB	US$

	(in millions, except per share data)
Revenue(1)
China commerce	351,977	501,683	592,705	93,497
International commerce	33,917	48,851	61,078	9,635
Local consumer services	29,660	35,442	43,491	6,861
Cainiao	22,233	37,258	46,107	7,273
Cloud	40,301	60,558	74,568	11,763
Digital media and entertainment	29,094	31,186	32,272	5,091
Innovation initiatives and others	2,529	2,311	2,841	447
Total	509,711	717,289	853,062	134,567
Cost of revenue	(282,367)	(421,205)	(539,450)	(85,096)
Product development expenses	(43,080)	(57,236)	(55,465)	(8,749)
Sales and marketing expenses	(50,673)	(81,519)	(119,799)	(18,898)
General and administrative expenses	(28,197)	(55,224)	(31,922)	(5,036)
Amortization and impairment of intangible assets	(13,388)	(12,427)	(11,647)	(1,837)
Impairment of goodwill	(576)	—	(25,141)	(3,966)
Income from operations	91,430	89,678	69,638	10,985
Interest and investment income, net	72,956	72,794	(15,702)	(2,477)
Interest expense	(5,180)	(4,476)	(4,909)	(774)
Other income, net	7,439	7,582	10,523	1,660
Income before income tax and share of results of equity method investees	166,645	165,578	59,550	9,394
Income tax expenses	(20,562)	(29,278)	(26,815)	(4,230)
Share of results of equity method investees	(5,733)	6,984	14,344	2,263
Net income	140,350	143,284	47,079	7,427
Net loss attributable to noncontrolling interests	9,083	7,294	15,170	2,393
Net income attributable to Alibaba Group Holding Limited	149,433	150,578	62,249	9,820
Accretion of mezzanine equity	(170)	(270)	(290)	(46)
Net income attributable to ordinary shareholders	149,263	150,308	61,959	9,774
Earnings per share attributable to ordinary shareholders:(2)
Basic	7.10	6.95	2.87	0.45
Diluted	6.99	6.84	2.84	0.45
Earnings per ADS attributable to ordinary shareholders:(2)
Basic	56.82	55.63	22.99	3.63
Diluted	55.93	54.70	22.74	3.59
(1)	Starting from the quarter ended December 31, 2021, our CODM started to review information under a new reporting structure, and segment reporting has been updated to conform to this change, which also provides greater transparency in our business progress and financial performance. Comparative figures were reclassified to conform to this presentation.
(2)	Each ADS represents eight Shares.

	Year ended March 31,
	2020	2021	2022
	%	%	%
	(as percentage of revenue)
Revenue
China commerce	69	70	69
International commerce	7	7	7
Local consumer services	6	5	5
Cainiao	4	5	5
Cloud	8	8	9
Digital media and entertainment	6	4	4
Innovation initiatives and others	—	1	1
Total	100	100	100
Cost of revenue	(55)	(59)	(63)
Product development expenses	(9)	(8)	(7)
Sales and marketing expenses	(10)	(11)	(14)
General and administrative expenses	(5)	(8)	(4)
Amortization and impairment of intangible assets	(3)	(1)	(1)
Impairment of goodwill	—	—	(3)
Income from operations	18	13	8
Interest and investment income, net	15	10	(1)
Interest expense	(1)	(1)	(1)
Other income, net	1	1	1
Income before income tax and share of results of equity method investees	33	23	7
Income tax expenses	(4)	(4)	(3)
Share of results of equity method investees	(1)	1	2
Net income	28	20	6
Net loss attributable to noncontrolling interests	1	1	2
Net income attributable to Alibaba Group Holding Limited	29	21	8
Accretion of mezzanine equity	—	—	—
Net income attributable to ordinary shareholders	29	21	8

Segment Information for Fiscal Years 2020, 2021 and 2022

The tables below set forth certain financial information of our operating segments for the periods indicated:

	Year ended March 31, 2022
			Local			Digital media	Innovation
	China	International	consumer			and	initiatives
	commerce	commerce	services	Cainiao	Cloud	entertainment	and others	Unallocated(1)	Consolidated
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	US$

	(in millions, except percentages)
Revenue	592,705	61,078	43,491	46,107	74,568	32,272	2,841	—	853,062	134,567
Income (Loss) from operations	172,219	(10,655)	(30,485)	(3,920)	(5,167)	(7,019)	(9,424)	(35,911)	69,638	10,985
Add: Share-based compensation expense	7,078	1,569	2,556	1,396	6,297	1,520	1,839	1,716	23,971	3,782
Add: Amortization of intangible assets	2,817	95	6,154	1,059	16	809	456	241	11,647	1,837
Add: Impairment of goodwill	—	—	—	—	—	—	—	25,141	25,141	3,966
Adjusted EBITA	182,114	(8,991)	(21,775)	(1,465)	1,146	(4,690)	(7,129)	(8,813)	130,397	20,570
Adjusted EBITA margin	31%	(15)%	(50)%	(3)%	2%	(15)%	(251)%	—	15%

	Year ended March 31, 2021
			Local			Digital media	Innovation
	China	International	consumer			and	initiatives
	commerce	commerce	services	Cainiao	Cloud	entertainment	and others	Unallocated(1)	Consolidated
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

	(in millions, except percentages)
Revenue	501,683	48,851	35,442	37,258	60,558	31,186	2,311	—	717,289
Income (Loss) from operations	197,135	(9,361)	(29,100)	(3,964)	(12,479)	(10,321)	(7,802)	(34,430)	89,678
Add: Share-based compensation expense	14,505	4,223	4,972	1,956	10,205	3,281	2,518	8,460	50,120
Add: Amortization of intangible assets	1,922	206	7,852	1,195	23	922	83	224	12,427
Add: Anti-monopoly Fine(2)	—	—	—	—	—	—	—	18,228	18,228
Adjusted EBITA	213,562	(4,932)	(16,276)	(813)	(2,251)	(6,118)	(5,201)	(7,518)	170,453
Adjusted EBITA margin	43%	(10)%	(46)%	(2)%	(4)%	(20)%	(225)%	—	24%

	Year ended March 31, 2020
			Local			Digital media	Innovation
	China	International	consumer			and	initiatives
	commerce	commerce	services	Cainiao	Cloud	entertainment	and others	Unallocated(1)	Consolidated
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

	(in millions, except percentages)
Revenue	351,977	33,917	29,660	22,233	40,301	29,094	2,529	—	509,711
Income (Loss) from operations	174,561	(7,615)	(26,289)	(5,218)	(9,662)	(15,389)	(6,661)	(12,297)	91,430
Add: Share-based compensation expense	9,409	2,996	3,027	961	6,231	2,566	2,308	4,244	31,742
Add: Amortization and impairment of intangible assets	845	279	8,245	2,373	25	1,377	86	158	13,388
Add: Impairment of goodwill	—	—	—	—	—	—	—	576	576
Adjusted EBITA	184,815	(4,340)	(15,017)	(1,884)	(3,406)	(11,446)	(4,267)	(7,319)	137,136
Adjusted EBITA margin	53%	(13)%	(51)%	(8)%	(8)%	(39)%	(169)%	—	27%

Starting from the quarter ended December 31, 2021, our CODM started to review information under a new reporting structure, and segment reporting has been updated to conform to this change, which also provides greater transparency in our business progress and financial performance. Comparative figures were reclassified to conform to this presentation.

(1)	Unallocated expenses primarily relate to corporate administrative costs and other miscellaneous items that are not allocated to individual segments. The goodwill impairment is presented as an unallocated item in the segment information because our management does not consider this as part of the segment operating performance measure.
(2)	For a description of the relevant PRC Anti-monopoly investigation and administrative penalty decision, see “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal and Administrative Proceedings — PRC Anti-monopoly Investigation and Administrative Penalty Decision.”

Non-GAAP Measures

We use adjusted EBITDA (including adjusted EBITDA margin), adjusted EBITA (including adjusted EBITA margin), non-GAAP net income, non-GAAP diluted earnings per share/ADS and free cash flow, each a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes.

We believe that adjusted EBITDA, adjusted EBITA, non-GAAP net income and non-GAAP diluted earnings per share/ADS help identify underlying trends in our business that could otherwise be distorted by the effect of certain income or expenses that we include in income from operations, net income and diluted earnings per share/ADS. We believe that these non-GAAP measures provide useful information about our core operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making. We present three different income measures, namely adjusted EBITDA, adjusted EBITA and non-GAAP net income in order to provide more information and greater transparency to investors about our operating results.

We consider free cash flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by our business that can be used for strategic corporate transactions, including investing in our new business initiatives, making strategic investments and acquisitions and strengthening our balance sheet.

Adjusted EBITDA, adjusted EBITA, non-GAAP net income, non-GAAP diluted earnings per share/ADS and free cash flow should not be considered in isolation or construed as an alternative to income from operations, net income, diluted earnings per share/ADS, cash flows or any other measure of performance or as an indicator of our operating performance. These non-GAAP financial measures presented here do not have standardized meanings prescribed by U.S. GAAP and may not be comparable to similarly-titled measures presented by other companies. Other companies may calculate similarly-titled measures differently, limiting their usefulness as comparative measures to our data.

Adjusted EBITDA represents net income before (i) interest and investment income, net, interest expense, other income, net, income tax expenses and share of results of equity method investees, (ii) certain non-cash expenses, consisting of share-based compensation expense, depreciation and impairment of property and equipment, operating lease cost relating to land use rights, amortization and impairment of intangible assets and impairment of goodwill, and (iii) Anti-monopoly Fine, which we do not believe are reflective of our core operating performance during the periods presented.

Adjusted EBITA represents net income before (i) interest and investment income, net, interest expense, other income, net, income tax expenses and share of results of equity method investees, (ii) certain non-cash expenses, consisting of share-based compensation expense, amortization and impairment of intangible assets and impairment of goodwill, and (iii) Anti-monopoly Fine, which we do not believe are reflective of our core operating performance during the periods presented.

Non-GAAP net income represents net income before share-based compensation expense, amortization and impairment of intangible assets, impairment of investments and goodwill, gain or loss on deemed disposals/disposals/revaluation of investments, Anti-monopoly Fine, gain in relation to the receipt of the 33% equity interest in Ant Group, amortization of excess value receivable arising from the restructuring of commercial arrangements with Ant Group, and others, as adjusted for the tax effects.

Non-GAAP diluted earnings per share represents non-GAAP net income attributable to ordinary shareholders for computing non-GAAP diluted earnings per share divided by the weighted average number of shares outstanding during the periods on a diluted basis for computing non-GAAP diluted earnings per share. Non-GAAP diluted earnings per ADS represents non-GAAP diluted earnings per share after adjustment to the ordinary share-to-ADS ratio.

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

The following table sets forth a reconciliation of our net income to adjusted EBITA and adjusted EBITDA for the periods indicated:

	Year ended March 31,
	2020	2021	2022
	RMB	RMB	RMB	US$

	(in millions)
Net income	140,350	143,284	47,079	7,427
Adjustments to reconcile net income to adjusted EBITA and adjusted EBITDA:
Interest and investment income, net	(72,956)	(72,794)	15,702	2,477
Interest expense	5,180	4,476	4,909	774
Other income, net	(7,439)	(7,582)	(10,523)	(1,660)
Income tax expenses	20,562	29,278	26,815	4,230
Share of results of equity method investees	5,733	(6,984)	(14,344)	(2,263)
Income from operations	91,430	89,678	69,638	10,985
Share‑based compensation expense	31,742	50,120	23,971	3,782
Amortization and impairment of intangible assets	13,388	12,427	11,647	1,837
Anti-monopoly Fine(1)	—	18,228	—	—
Impairment of goodwill	576	—	25,141	3,966
Adjusted EBITA	137,136	170,453	130,397	20,570
Depreciation and impairment of property and equipment, and operating lease cost relating to land use rights	20,523	26,389	27,808	4,386
Adjusted EBITDA	157,659	196,842	158,205	24,956
(1)	For a description of the relevant PRC Anti-monopoly investigation and administrative penalty decision, see “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal and Administrative Proceedings — PRC Anti-monopoly Investigation and Administrative Penalty Decision.”

The following table sets forth a reconciliation of our net income to non-GAAP net income for the periods indicated:

	Year ended March 31,
	2020	2021	2022
	RMB	RMB	RMB	US$

	(in millions)
Net income	140,350	143,284	47,079	7,427
Adjustments to reconcile net income to non-GAAP net income:
Share‑based compensation expense	31,742	50,120	23,971	3,782
Amortization and impairment of intangible assets	13,388	12,427	11,647	1,837
Impairment of investments and goodwill	25,656	14,737	40,264	6,351
(Gain)/Loss on deemed disposals/disposals/revaluation of investments and others	(4,764)	(66,305)	21,671	3,419
Anti-monopoly Fine(1)	—	18,228	—	—
Gain in relation to the receipt of the 33% equity interest in Ant Group	(71,561)	—	—	—
Amortization of excess value receivable arising from the restructuring of commercial arrangements with Ant Group	97	—	—	—
Tax effects(2)	(2,429)	(506)	(8,244)	(1,301)
Non‑GAAP net income	132,479	171,985	136,388	21,515
(1)	For a description of the relevant PRC Anti-monopoly investigation and administrative penalty decision, see “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal and Administrative Proceedings — PRC Anti-monopoly Investigation and Administrative Penalty Decision.”
(2)	Tax effects primarily comprises tax effects relating to share-based compensation expense, amortization and impairment of intangible assets and certain gains and losses from investments, and others.

The following table sets forth a reconciliation of our diluted earnings per share/ADS to non-GAAP diluted earnings per share/ADS for the periods indicated:

	Year ended March 31,
	2020	2021	2022
	RMB	RMB	RMB	US$

	(in millions, except per share data)
Net income attributable to ordinary shareholders	149,263	150,308	61,959	9,774
Dilution effect on earnings arising from share‑based awards operated by equity method investees and subsidiaries	(48)	(55)	(37)	(6)
Net income attributable to ordinary shareholders for computing diluted earnings per share/ADS	149,215	150,253	61,922	9,768
Non‑GAAP adjustments to net income(1)	(7,871)	28,701	81,593	12,871
Non‑GAAP net income attributable to ordinary shareholders for computing non‑GAAP diluted earnings per share/ADS	141,344	178,954	143,515	22,639
Weighted average number of shares on a diluted basis (million shares)	21,346	21,982	21,787
Diluted earnings per share(2)	6.99	6.84	2.84	0.45
Non‑GAAP diluted earnings per share(3)	6.62	8.14	6.59	1.04
Diluted earnings per ADS(2)	55.93	54.70	22.74	3.59
Non‑GAAP diluted earnings per ADS(3)	52.98	65.15	52.69	8.31
(1)	See the table above regarding the reconciliation of net income to non-GAAP net income for more information of these non-GAAP adjustments.
(2)	Diluted earnings per share is derived from net income attributable to ordinary shareholders for computing diluted earnings per share divided by weighted average number of shares on a diluted basis. Diluted earnings per ADS is derived from the diluted earnings per share after adjustment to the ordinary share-to-ADS ratio.
(3)	Non-GAAP diluted earnings per share is derived from non-GAAP net income attributable to ordinary shareholders for computing non-GAAP diluted earnings per share divided by the weighted average number of shares outstanding during the periods on a diluted basis for computing non-GAAP diluted earnings per share. Non-GAAP diluted earnings per ADS is derived from the non-GAAP diluted earnings per share after adjustment to the ordinary share-to-ADS ratio.

The following table sets forth a reconciliation of net cash provided by operating activities to free cash flow for the periods indicated:

	Year ended March 31,
	2020	2021	2022
	RMB	RMB	RMB	US$

	(in millions)
Net cash provided by operating activities(1)	180,607	231,786	142,759	22,520
Less: Purchase of property and equipment (excluding land use rights and construction in progress relating to office campuses)	(24,662)	(36,160)	(42,028)	(6,630)
Less: Acquisition of licensed copyrights(1) and other intangible assets	(12,836)	(1,735)	(15)	(2)
Less: Changes in the consumer protection fund deposits	(12,195)	(21,229)	(1,842)	(291)
Free cash flow	130,914	172,662	98,874	15,597
(1)	We adopted ASU 2019-02, “Entertainment — Films — Other Assets — Film Costs (Subtopic 926-20) and Entertainment — Broadcasters — Intangibles — Goodwill and Other (Subtopic 920-350),” on April 1, 2020. As a result of our adoption of this new accounting update, we are now reporting cash outflows for the acquisition of licensed copyrights as operating activities in the consolidated statements of cash flows prospectively beginning on April 1, 2020. Prior to our adoption of ASU 2019-02, cash outflows for the acquisition of licensed copyrights were previously classified as investing activities in the consolidated statements of cash flows.

Comparison of Fiscal Years 2021 and 2022

Revenue

	Year ended March 31,
	2021	2022
	RMB	RMB	US$	% Change

	(in millions, except percentages)
China commerce	501,683	592,705	93,497	18%
International commerce	48,851	61,078	9,635	25%
Local consumer services	35,442	43,491	6,861	23%
Cainiao	37,258	46,107	7,273	24%
Cloud	60,558	74,568	11,763	23%
Digital media and entertainment	31,186	32,272	5,091	3%
Innovation initiatives and others	2,311	2,841	447	23%
Total revenue	717,289	853,062	134,567	19%

Starting from the quarter ended December 31, 2021, our CODM started to review information under a new reporting structure, and segment reporting has been updated to conform to this change, which also provides greater transparency in our business progress and financial performance. Comparative figures were reclassified to conform to this presentation.

Total revenue increased by 19% from RMB717,289 million in fiscal year 2021 to RMB853,062 million (US$134,567 million) in fiscal year 2022. The increase was mainly driven by the segment revenue growth of China commerce, Cloud and International commerce. Excluding the consolidation of Sun Art, our revenue would have grown 14% year-over-year to RMB770,734 million (US$121,580 million).

China Commerce

●	China Commerce Retail Business

Revenue from our China commerce retail business in fiscal year 2022 was RMB575,993 million (US$90,861 million), an increase of 18% compared to RMB487,361 million in fiscal year 2021. Customer management revenue increased by 3% year-over-year, primarily due to single-digit year-over-year growth in online physical goods GMV of Taobao and Tmall, excluding unpaid orders, that resulted from slowing market conditions and increased competition, as well as our support to merchants.

Direct sales and others revenue under China commerce retail business in fiscal year 2022 was RMB260,955 million (US$41,165 million), an increase of 43% compared to RMB182,818 million in fiscal year 2021, primarily due to the revenue contributed by our direct sales businesses, such as Sun Art (which we started to consolidate in October 2020), Tmall Supermarket and Freshippo.

●	China Commerce Wholesale Business

Revenue from our China commerce wholesale business in fiscal year 2022 was RMB16,712 million (US$2,636 million), an increase of 17% compared to RMB14,322 million in fiscal year 2021. The increase was primarily due to the increase in revenue from value-added services to paying members and wholesale buyers.

International Commerce

●	International Commerce Retail Business

Revenue from our International commerce retail business in fiscal year 2022 was RMB42,668 million (US$6,731 million), an increase of 24% compared to RMB34,455 million in fiscal year 2021. The increase was mainly attributable to the growth in revenue generated by Lazada. Revenue growth of Trendyol and AliExpress were slower than the overall International commerce retail revenue growth, primarily due to the negative impact by the depreciation of Turkish lira against Renminbi on Trendyol, and weakening order growth of AliExpress that was affected by the change in the European Union’s VAT rules as well as supply chain and logistics disruptions due to the Russia-Ukraine conflict.

●	International Commerce Wholesale Business

Revenue from our International commerce wholesale business in fiscal year 2022 was RMB18,410 million (US$2,904 million), an increase of 28% compared to RMB14,396 million in fiscal year 2021. The increase was primarily due to increases in both the average revenue from paying members and the number of paying members on Alibaba.com, as well as an increase in revenue generated by cross-border related value-added services.

Local Consumer Services

Revenue from Local consumer services, which mainly includes location-based services, such as Ele.me, Amap, Fliggy and Taoxianda, was RMB43,491 million (US$6,861 million) in fiscal year 2022, an increase of 23% compared to RMB35,442 million in fiscal year 2021, primarily driven by the growth in GMV.

Cainiao

Revenue from Cainiao, which represents revenue from its domestic and international one-stop-shop logistics services and supply chain management solutions, after inter-segment elimination, was RMB46,107 million (US$7,273 million) in fiscal year 2022, an increase of 24% compared to RMB37,258 million in fiscal year 2021, primarily due to the increases in both volume of orders fulfilled and penetration of cross-border and International commerce retail businesses, the increase in revenue from value-added services provided to external merchants, as well as increase in revenue from consumer logistics services as a result of service upgrade to enhance consumer experience. Total revenue generated by Cainiao, before inter-segment elimination, which includes revenue from services provided to other Alibaba businesses, was RMB66,808 million (US$10,539 million), an increase of 27% compared to RMB52,735 million in fiscal year 2021. The year-over-year increase, in addition to the growth from external revenue, also reflected the growth of fulfillment solutions and value-added services provided to our China commerce retail businesses, such as Tmall, Taobao and Taobao Deals.

Cloud

Revenue from our Cloud segment (comprised of Alibaba Cloud and DingTalk), after inter-segment elimination, was RMB74,568 million (US$11,763 million) in fiscal year 2022, an increase of 23% year-over-year compared to RMB60,558 million in fiscal year 2021. Year-over-year revenue growth moderated in fiscal year 2022 primarily because of revenue decline from a top cloud customer in the Internet industry that has gradually stopped using our overseas cloud services for its international business due to non-product related requirements as well as slowing demand from customers in China’s Internet industry. Excluding the revenue generated from this top customer, our Cloud segment revenue, after inter-segment elimination, would have grown strongly at 29% year-over-year during the twelve months ended March 31, 2022. Total revenue from our Cloud business, before inter-segment elimination, which includes revenue from services provided to other Alibaba businesses, was RMB100,180 million (US$15,803 million), an increase of 21% compared to RMB82,971 million in the fiscal year 2021.

Digital Media and Entertainment

Revenue from our Digital media and entertainment segment in fiscal year 2022 was RMB32,272 million (US$5,091 million), an increase of 3%, compared to RMB31,186 million in fiscal year 2021.

Innovation Initiatives and Others

Revenue from Innovation initiatives and others was RMB2,841 million (US$447 million) in fiscal year 2022, an increase of 23% compared to RMB2,311 million in fiscal year 2021.

Cost of Revenue

	Year ended March 31,
	2021	2022
	RMB	RMB	US$	% Change

	(in millions, except percentages)
Cost of revenue	421,205	539,450	85,096	28%
Percentage of revenue	59%	63%
Share-based compensation expense included in cost of revenue	11,224	5,725	903	(49)%
Percentage of revenue	2%	1%
Cost of revenue excluding share-based compensation expense	409,981	533,725	84,193	30%
Percentage of revenue	57%	62%

Our cost of revenue increased by 28% from RMB421,205 million in fiscal year 2021 to RMB539,450 million (US$85,096 million) in fiscal year 2022. Without the effect of share-based compensation expenses, cost of revenue as a percentage of revenue would have increased from 57% in fiscal year 2021 to 62% in fiscal year 2022. The increase was primarily attributable to (i) the higher proportion of our direct sales businesses, such as Sun Art, which we started to consolidate in October 2020, that resulted in increased cost of inventory as a percentage of revenue, and (ii) the growth of Taocaicai businesses that led to an increase in logistics costs as a percentage of revenue. As we continue to invest in direct sales businesses, globalization, Local consumer services, user acquisition and engagement, user experience and infrastructure, we expect our cost of revenue will increase in absolute dollar amounts and may increase as a percentage of revenue.

Product Development Expenses

	Year ended March 31,
	2021	2022
	RMB	RMB	US$	% Change

	(in millions, except percentages)
Product development expenses	57,236	55,465	8,749	(3)%
Percentage of revenue	8%	7%
Share-based compensation expense included in product development expenses	21,474	11,035	1,741	(49)%
Percentage of revenue	3%	1%
Product development expenses excluding share-based compensation expense	35,762	44,430	7,008	24%
Percentage of revenue	5%	6%

Our product development expenses decreased by 3% from RMB57,236 million in fiscal year 2021 to RMB55,465 million (US$8,749 million) in fiscal year 2022. Without the effect of share-based compensation expense, product development expenses as a percentage of revenue would have increased from 5% in fiscal year 2021 to 6% in fiscal year 2022. We expect our product development expenses will increase in absolute amounts and may increase as a percentage of revenue, as we increase our investments in technology, research and development.

Sales and Marketing Expenses

	Year ended March 31,
	2021	2022
	RMB	RMB	US$	% Change

	(in millions, except percentages)
Sales and marketing expenses	81,519	119,799	18,898	47%
Percentage of revenue	11%	14%
Share-based compensation expense included in sales and marketing expenses	5,323	3,050	481	(43)%
Percentage of revenue	0%	0%
Sales and marketing expenses excluding share-based compensation expense	76,196	116,749	18,417	53%
Percentage of revenue	11%	14%

Our sales and marketing expenses increased by 47% from RMB81,519 million in fiscal year 2021 to RMB119,799 million (US$18,898 million) in fiscal year 2022. Without the effect of share-based compensation expense, sales and marketing expenses as a percentage of revenue would have increased from 11% in fiscal year 2021 to 14% in fiscal year 2022. We expect our sales and marketing expenses will increase in absolute amounts and may increase as a percentage of revenue as we continue to invest in marketing and promotion.

General and Administrative Expenses

	Year ended March 31,
	2021	2022
	RMB	RMB	US$	% Change

	(in millions, except percentages)
General and administrative expenses	55,224	31,922	5,036	(42)%
Percentage of revenue	8%	4%
Share-based compensation expense included in general and administrative expenses	12,099	4,161	657	(66)%
Percentage of revenue	2%	1%
Anti-monopoly Fine	18,228	—	—	N/A
Percentage of revenue	3%	—
General and administrative expenses excluding share-based compensation expense and Anti-monopoly Fine	24,897	27,761	4,379	12%
Percentage of revenue	3%	3%

Our general and administrative expenses decreased by 42% from RMB55,224 million in fiscal year 2021 to RMB31,922 million (US$5,036 million) in fiscal year 2022. The decrease was primarily due to the Anti-monopoly Fine in the amount of RMB18,228 million recorded in fiscal year 2021. Without the effect of share-based compensation expense and the Anti-monopoly Fine, general and administrative expenses as a percentage of revenue would have remained stable at 3% in fiscal year 2022 compared to fiscal year 2021.

Amortization of Intangible Assets

	Year ended March 31,
	2021	2022
	RMB	RMB	US$	% Change

	(in millions, except percentages)
Amortization of intangible assets	12,427	11,647	1,837	(6)%
Percentage of revenue	1%	1%

Amortization of intangible assets decreased by 6% from RMB12,427 million in fiscal year 2021 to RMB11,647 million (US$1,837 million) in fiscal year 2022.

Income from Operations and Operating Margin

	Year ended March 31,
	2021	2022
	RMB	RMB	US$	% Change

	(in millions, except percentages)
Income from operations	89,678	69,638	10,985	(22)%
Percentage of revenue	13%	8%
Share-based compensation expense included in income from operations	50,120	23,971	3,782	(52)%
Percentage of revenue	7%	3%
Anti-monopoly Fine	18,228	—	—	N/A
Percentage of revenue	3%	—
Income from operations excluding share-based compensation expense and Anti-monopoly Fine	158,026	93,609	14,767	(41)%
Percentage of revenue	23%	11%

Our income from operations decreased by 22% from RMB89,678 million, or 13% of revenue, in fiscal year 2021 to RMB69,638 million (US$10,985 million), or 8% of revenue, in fiscal year 2022. During fiscal year 2022, we recorded a RMB25,141 million (US$3,966 million) impairment of goodwill in relation to the Digital media and entertainment segment and a reversal of share-based compensation expense of RMB13,046 million (US$2,058 million) related to the mark-to-market adjustment of Ant Group share-based awards granted to our employees. During fiscal year 2021, we recorded a RMB18,228 million Anti-monopoly Fine and a RMB15,510 million share-based compensation expense related to the mark-to-market adjustment of Ant Group share-based awards granted to our employees. All of these impacts were excluded from our non-GAAP measures of profitability. Excluding these impacts, income from operations would have decreased by RMB41,683 million year-over-year, from RMB123,416 million in fiscal year 2021 to RMB81,733 million (US$12,893 million) in fiscal year 2022, primarily due to our increased investments in Taobao Deals and Taocaicai, our increased spending for user growth, as well as our support to merchants.

Adjusted EBITA and adjusted EBITA margin

Adjusted EBITA and adjusted EBITA margin by segments are set forth in the table below. See the section entitled “— Segment Information for Fiscal Years 2020, 2021 and 2022” above for a reconciliation of income (loss) from operations to adjusted EBITA.

	Year ended March 31,
	2021		2022
		% of Segment			% of Segment
	RMB	Revenue	RMB	US$	Revenue

	(in millions, except percentages)
China commerce	213,562	43%	182,114	28,728	31%
International commerce	(4,932)	(10)%	(8,991)	(1,418)	(15)%
Local consumer services	(16,276)	(46)%	(21,775)	(3,435)	(50)%
Cainiao	(813)	(2)%	(1,465)	(231)	(3)%
Cloud	(2,251)	(4)%	1,146	181	2%
Digital media and entertainment	(6,118)	(20)%	(4,690)	(740)	(15)%
Innovation initiatives and others	(5,201)	(225)%	(7,129)	(1,125)	(251)%
Unallocated(1)	(7,518)	—	(8,813)	(1,390)	—
Total	170,453	24%	130,397	20,570	15%

Starting from the quarter ended December 31, 2021, our CODM started to review information under a new reporting structure, and segment reporting has been updated to conform to this change, which also provides greater transparency in our business progress and financial performance. Comparative figures were reclassified to conform to this presentation.

(1)	Unallocated expenses primarily relate to corporate administrative costs and other miscellaneous items that are not allocated to individual segments.

China Commerce segment

Adjusted EBITA decreased by 15% to RMB182,114 million (US$28,728 million) in fiscal year 2022, compared to RMB213,562 million in fiscal year 2021. The decrease was primarily due to our increased investments in Taobao Deals and Taocaicai within our China commerce retail businesses and our increased spending for user growth, as well as our support to merchants. Adjusted EBITA margin decreased from 43% in fiscal year 2021 to 31% in fiscal year 2022, primarily due to the above-mentioned factors, as well as the consolidation of Sun Art in October 2020 where its revenue and the cost of inventory are mainly recorded on a gross basis. We expect that our China commerce adjusted EBITA margin will continue to be affected by the growth of our direct sales businesses.

International Commerce segment

Adjusted EBITA was a loss of RMB8,991 million (US$1,418 million) in fiscal year 2022, compared to a loss of RMB4,932 million in fiscal year 2021. The year-over-year increase in adjusted EBITA loss was primarily attributable to the increase in Lazada’s marketing and promotional spending for user acquisition and engagement, as well as increase in loss of Trendyol resulted from its investments in new businesses, such as international business and local consumer services in Türkiye, partly offset by the increase in profit contributed by our International wholesale businesses.

Local Consumer Services segment

Adjusted EBITA was a loss of RMB21,775 million (US$3,435 million) in fiscal year 2022, compared to a loss of RMB16,276 million in fiscal year 2021, primarily due to the increased losses of our “To-Home” businesses, which reflected of our investments in growing paying members and consumer experience enhancement of Ele.me.

Cainiao segment

Adjusted EBITA was a loss of RMB1,465 million (US$231 million) in fiscal year 2022, compared to a loss of RMB813 million in fiscal year 2021. The year-over-year increase in loss was primarily due to increase in operating cost as a result of our investment in expanding the global smart logistics infrastructure, as well as the impact from COVID-19 and the Russia-Ukraine conflict.

Cloud segment

Adjusted EBITA of Cloud segment, which comprised of Alibaba Cloud and DingTalk, was a profit of RMB1,146 million (US$181 million) in fiscal year 2022, compared to a loss of RMB2,251 million in fiscal year 2021, primarily attributable to the realization of economies of scale, partly offset by our increased investments in DingTalk.

Digital Media and Entertainment segment

Adjusted EBITA in fiscal year 2022 was a loss of RMB4,690 million (US$740 million), compared to a loss of RMB6,118 million in fiscal year 2021, primarily due to our disciplined investment in content and production capability, which resulted in narrowing of losses of Youku year-over-year.

Innovation Initiatives and Others segment

Adjusted EBITA in fiscal year 2022 was a loss of RMB7,129 million (US$1,125 million), compared to a loss of RMB5,201 million in fiscal year 2021, primarily due to our investments in technology and innovation.

Interest and Investment Income, Net

Interest and investment income, net in fiscal year 2022 was a loss of RMB15,702 million (US$2,477 million), compared to a gain of RMB72,794 million in fiscal year 2021, primarily due to the net losses arising from decrease in market prices of our listed equity investments in publicly-traded companies, compared to net gains from these investments in fiscal year 2021.

Other Income, Net

Other income, net in fiscal year 2022 was RMB10,523 million (US$1,660 million), compared to RMB7,582 million in fiscal year 2021, primarily due to the increase in net exchange gain.

Income Tax Expenses

Income tax expenses in fiscal year 2022 were RMB26,815 million (US$4,230 million), compared to RMB29,278 million in fiscal year 2021. Excluding share-based compensation expense, revaluation and disposal gains/losses of investments, impairment of goodwill and investments, as well as the deferred tax effects on basis differences arising from equity method investees, our effective tax rate would have been 21% in fiscal year 2022.

Share of Results of Equity Method Investees

Share of results of equity method investees in fiscal year 2022 was RMB14,344 million (US$2,263 million), compared to RMB6,984 million in fiscal year 2021.

Share of results of equity method investees in fiscal years 2021 and 2022 consisted of the following:

	Year ended March 31,
	2021	2022
	RMB	RMB	US$

	(in millions)
Share of profit (loss) of equity method investees:
Ant Group	19,693	24,084	3,799
Others	(1,016)	(89)	(14)
Impairment loss	(7,256)	(6,201)	(978)
Others (1)	(4,437)	(3,450)	(544)
Total	6,984	14,344	2,263
(1)	Others mainly include amortization of intangible assets of equity method investees, share-based compensation expense related to share-based awards granted to employees of our equity method investees, as well as gain or loss arising from the dilution of our investment in equity method investees.

We record our share of results of all equity method investees one quarter in arrears. In connection with our share of profit of Ant Group, although Ant Group’s operating profit decreased year-over-year, our share of profit of Ant Group was still an increase year-over-year, mainly due to Ant Group’s recognition during the twelve months ended December 31, 2021 of net gains attributable to the increases in fair values of certain overseas investments it previously made. The increase in share of results of other equity method investees was mainly due to the overall improvement in financial performance of our equity method investees.

Net Income

Our net income in fiscal year 2022 was RMB47,079 million (US$7,427 million), compared to RMB143,284 million in fiscal year 2021. The year-over-year decrease was primarily due to the net losses arising from decreases in the market prices of our equity investments in publicly-traded companies, compared to net gains from these investments in last year.

Comparison of Fiscal Years 2020 and 2021

For a discussion of our results of operations for the fiscal year ended March 31, 2020 compared with the fiscal year ended March 31, 2021, see “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Comparison of Fiscal Years 2020 and 2021” of our annual report on Form 20-F for the fiscal year ended March 31, 2021, filed with the SEC on July 27, 2021.

Variable Interest Entity Financial Information

The following tables present the condensed consolidating schedule of operations and cash flows information for the fiscal years ended March 31, 2020, 2021 and 2022, and condensed consolidating schedule of balance sheet information as of March 31, 2021 and 2022 for:

●	Alibaba Group Holding Limited (“Parent”);
●	the variable interest entities, including their subsidiaries, that together account for a significant majority of total revenue and assets of the variable interest entities as a group, which we collectively refer to as the “major variable interest entities and their subsidiaries”;
●	subsidiaries that are, for accounting purposes only, the primary beneficiaries of the major variable interest entities; and
●	other subsidiaries and consolidated entities, which include variable interest entities that are not major variable interest entities.

We conduct our business through a large number of subsidiaries and consolidated entities. We are presenting the condensed consolidating information for the major variable interest entities only. We believe this presentation provides a reasonably adequate basis for investors to evaluate the assets, operations and overall significance of the variable interest entities as a group, as well as the nature and amounts associated with intercompany transactions. The large number of variable interest entities not included as major variable interest entities are individually, and in the aggregate, not material for our company taken as a whole. To include them in the presentation would require tremendous time and efforts to prepare condensed consolidating schedules for them, which we do not believe would provide meaningful additional information to investors.

The amounts shown in the tables do not reconcile directly to financial information presented for the variable interest entities in our audited consolidated financial statements.

Although the variable interest entities hold licenses and approvals and assets for regulated activities that are necessary for our business operations, as well as certain equity investments in businesses, to which foreign investments are typically restricted or prohibited under applicable PRC law, we hold the significant majority of assets and operations in our subsidiaries and the significant majority of our revenue is captured directly by our subsidiaries. Therefore, our subsidiaries directly capture the significant majority of the profits and associated cash flow from operations, without having to rely on contractual arrangements to transfer cash flow from the variable interest entities to our subsidiaries.

	For the year ended March 31, 2022
		Other	Major VIEs
		Subsidiaries and	and their		Primary Beneficiaries		Consolidated
	Parent	Consolidated Entities	subsidiaries		of Major VIEs	Eliminations	Total
	RMB	RMB	RMB		RMB	RMB	RMB	US$
	(in millions)
Revenue from third parties	—	691,997	87,337		73,728	—	853,062	134,567
Revenue from group companies	—	75,610	8,485		160,947	(245,042)	—	—
Total cost and expenses	(444)	(771,883)	(96,262)	(1)	(189,014)	274,179	(783,424)	(123,582)
Income from subsidiaries and VIEs	63,745	81,515	—		5,284	(150,544)	—	—
Income (loss) from operations	63,301	77,239	(440)		50,945	(121,407)	69,638	10,985
Other income and expenses	(1,342)	(27,923)	5,227		43,087	(29,137)	(10,088)	(1,591)
Income tax expenses	—	(15,506)	(258)		(11,051)	—	(26,815)	(4,230)
Share of results of equity method investees	—	15,055	755		(1,466)	—	14,344	2,263
Net income	61,959	48,865	5,284		81,515	(150,544)	47,079	7,427
Net loss attributable to noncontrolling interests	—	15,170	—		—	—	15,170	2,393
Accretion of mezzanine equity	—	(290)	—		—	—	(290)	(46)
Net income attributable to ordinary shareholders	61,959	63,745	5,284		81,515	(150,544)	61,959	9,774

	For the year ended March 31, 2021
		Other	Major VIEs
		Subsidiaries and	and their		Primary Beneficiaries		Consolidated
	Parent	Consolidated Entities	subsidiaries		of Major VIEs	Eliminations	Total
	RMB	RMB	RMB		RMB	RMB	RMB
	(in millions)
Revenue from third parties	—	563,077	71,455		82,757	—	717,289
Revenue from group companies	—	85,667	10,854		165,263	(261,784)	—
Total cost and expenses	(614)	(658,139)	(83,164)	(1)	(178,855)	293,161	(627,611)
Income from subsidiaries and VIEs	150,515	107,740	—		3,362	(261,617)	—
Income (loss) from operations	149,901	98,345	(855)		72,527	(230,240)	89,678
Other income and expenses	407	47,377	5,940		53,553	(31,377)	75,900
Income tax expenses	—	(16,959)	(1,249)		(11,070)	—	(29,278)
Share of results of equity method investees	—	14,825	(571)		(7,270)	—	6,984
Net income	150,308	143,588	3,265		107,740	(261,617)	143,284
Net loss attributable to noncontrolling interests	—	7,197	97		—	—	7,294
Accretion of mezzanine equity	—	(270)	—		—	—	(270)
Net income attributable to ordinary shareholders	150,308	150,515	3,362		107,740	(261,617)	150,308

	For the year ended March 31, 2020
		Other	Major VIEs
		Subsidiaries and	and their		Primary Beneficiaries		Consolidated
	Parent	Consolidated Entities	subsidiaries		of Major VIEs	Eliminations	Total
	RMB	RMB	RMB		RMB	RMB	RMB
	(in millions)
Revenue from third parties	—	383,771	69,027		56,913	—	509,711
Revenue from group companies	—	49,927	7,558		141,438	(198,923)	—
Total cost and expenses	(973)	(447,920)	(77,666)	(1)	(117,645)	225,923	(418,281)
Income from subsidiaries and VIEs	155,175	81,261	—		(976)	(235,460)	—
Income (loss) from operations	154,202	67,039	(1,081)		79,730	(208,460)	91,430
Other income and expenses	(4,939)	84,422	35		22,697	(27,000)	75,215
Income tax expenses	—	(9,169)	73		(11,466)	—	(20,562)
Share of results of equity method investees	—	4,118	(151)		(9,700)	—	(5,733)
Net income (loss)	149,263	146,410	(1,124)		81,261	(235,460)	140,350
Net loss attributable to noncontrolling interests	—	8,935	148		—	—	9,083
Accretion of mezzanine equity	—	(170)	—		—	—	(170)
Net income (loss) attributable to ordinary shareholders	149,263	155,175	(976)		81,261	(235,460)	149,263

Note:

(1)

These include technical service fee incurred by major VIEs and their subsidiaries for exclusive technical service provided by primary beneficiaries of major VIEs to major VIEs and their subsidiaries in the amounts of RMB21,257 million, RMB18,698 million and RMB17,225 million for the years ended March 31, 2020, 2021 and 2022, respectively.

	For the year ended March 31, 2022
		Other	Major VIEs
		Subsidiaries and	and their	Primary Beneficiaries		Consolidated
	Parent	Consolidated Entities	subsidiaries	of Major VIEs	Eliminations	Total
	RMB	RMB	RMB	RMB	RMB	RMB	US$
	(in millions)
Net cash (used in) provided by operating activities	(4,739)	219,750	18,811	21,498	(112,561)	142,759	22,520
Net cash used in investing activities	(20,188)	(235,528)	(15,672)	(32,365)	105,161	(198,592)	(31,327)
Net cash provided by (used in) financing activities	24,920	(51,502)	(9,099)	(36,168)	7,400	(64,449)	(10,167)
Effect of exchange rate changes on cash and cash equivalents, restricted cash and escrow receivables	(36)	(8,798)	—	—	—	(8,834)	(1,394)
Net decrease in cash and cash equivalents, restricted cash and escrow receivables	(43)	(76,078)	(5,960)	(47,035)	—	(129,116)	(20,368)
Cash and Cash equivalents, restricted cash and escrow receivables at the beginning of the year	430	251,944	10,497	93,598	—	356,469	56,232
Cash and Cash equivalents, restricted cash and escrow receivables at the end of the year	387	175,866	4,537	46,563	—	227,353	35,864

	For the year ended March 31, 2021
		Other	Major VIEs
		Subsidiaries and	and their	Primary Beneficiaries		Consolidated
	Parent	Consolidated Entities	subsidiaries	of Major VIEs	Eliminations	Total
	RMB	RMB	RMB	RMB	RMB	RMB
	(in millions)
Net cash provided by operating activities	33,796	210,082	808	56,727	(69,627)	231,786
Net cash used in investing activities	(70,623)	(147,242)	(17,764)	(70,138)	61,573	(244,194)
Net cash provided by (used in) financing activities	36,570	(31,875)	13,726	3,607	8,054	30,082
Effect of exchange rate changes on cash and cash equivalents, restricted cash and escrow receivables	(114)	(7,073)	—	—	—	(7,187)
Net (decrease) increase in cash and cash equivalents, restricted cash and escrow receivables	(371)	23,892	(3,230)	(9,804)	—	10,487
Cash and Cash equivalents, restricted cash and escrow receivables at the beginning of the year	801	228,052	13,727	103,402	—	345,982
Cash and Cash equivalents, restricted cash and escrow receivables at the end of the year	430	251,944	10,497	93,598	—	356,469

	For the year ended March 31, 2020
		Other	Major VIEs
		Subsidiaries and	and their	Primary Beneficiaries		Consolidated
	Parent	Consolidated Entities	subsidiaries	of Major VIEs	Eliminations	Total
	RMB	RMB	RMB	RMB	RMB	RMB
	(in millions)
Net cash provided by operating activities	22,792	147,191	325	125,754	(115,455)	180,607
Net cash used in investing activities	(104,463)	(98,820)	(6,627)	(16,830)	118,668	(108,072)
Net cash provided by (used in) financing activities	75,493	79,794	7,757	(88,978)	(3,213)	70,853
Effect of exchange rate changes on cash and cash equivalents, restricted cash and escrow receivables	361	3,739	—	—	—	4,100
Net (decrease) increase in cash and cash equivalents, restricted cash and escrow receivables	(5,817)	131,904	1,455	19,946	—	147,488
Cash and Cash equivalents, restricted cash and escrow receivables at the beginning of the year	6,618	96,148	12,272	83,456	—	198,494
Cash and Cash equivalents, restricted cash and escrow receivables at the end of the year	801	228,052	13,727	103,402	—	345,982

	As at March 31, 2022
		Other	Major VIEs
		Subsidiaries and	and their	Primary Beneficiaries		Consolidated
	Parent	Consolidated Entities	subsidiaries	of Major VIEs	Eliminations	Total
	RMB	RMB	RMB	RMB	RMB	RMB	US$
	(in millions)
Cash and cash equivalents and short-term investments	387	272,254	14,208	159,563	—	446,412	70,420
Investments in equity method investees and equity securities and other investments	—	397,390	33,989	20,547	—	451,926	71,290
Accounts receivable, net of allowance	—	11,853	20,074	886	—	32,813	5,176
Amounts due from group companies	163,476	282,817	23,556	174,120	(643,969)	—	—
Prepayments and other assets	767	198,263	14,227	50,527	—	263,784	41,611
Interest in subsidiaries and VIEs	994,066	114,798	—	(129)	(1,108,735)	—	—
Property and equipment and intangible assets	—	198,691	6,972	25,374	—	231,037	36,445
Goodwill	—	267,548	2,033	—	—	269,581	42,525
Total assets	1,158,696	1,743,614	115,059	430,888	(1,752,704)	1,695,553	267,467
Amounts due to group companies	88,887	253,725	71,038	230,319	(643,969)	—	—
Accrued and other liabilities	121,330	308,763	31,024	81,770	—	542,887	85,638
Deferred revenue and customer advances	—	53,501	12,971	4,001	—	70,473	11,117
Total liabilities	210,217	615,989	115,033	316,090	(643,969)	613,360	96,755
Mezzanine equity	—	9,655	—	—	—	9,655	1,523
Total shareholders’ equity	948,479	994,066	(129)	114,798	(1,108,735)	948,479	149,619
Noncontrolling interests	—	123,904	155	—	—	124,059	19,570
Total liabilities, mezzanine equity and equity	1,158,696	1,743,614	115,059	430,888	(1,752,704)	1,695,553	267,467

	As at March 31, 2021
		Other	Major VIEs
		Subsidiaries and	and their	Primary Beneficiaries		Consolidated
	Parent	Consolidated Entities	Subsidiaries	of Major VIEs	Eliminations	Total
	RMB	RMB	RMB	RMB	RMB	RMB
	(in millions)
Cash and cash equivalents and short-term investments	430	294,463	14,847	163,898	—	473,638
Investments in equity method investees and equity securities and other investments	—	383,001	40,212	24,004	—	447,217
Accounts receivable, net of allowance	—	9,828	16,658	590	—	27,076
Amounts due from group companies	162,927	132,221	16,128	144,430	(455,706)	—
Prepayments and other assets	187	172,266	11,111	47,707	—	231,271
Interest in subsidiaries and VIEs	917,878	157,331	—	(6,577)	(1,068,632)	—
Property and equipment and intangible assets	—	188,107	6,577	23,561	—	218,245
Goodwill	—	290,715	2,056	—	—	292,771
Total assets	1,081,422	1,627,932	107,589	397,613	(1,524,338)	1,690,218
Amounts due to group companies	9,320	227,775	76,792	141,819	(455,706)	—
Accrued and other liabilities	134,632	286,351	24,764	95,190	—	540,937
Deferred revenue and customer advances	—	49,669	12,705	3,273	—	65,647
Total liabilities	143,952	563,795	114,261	240,282	(455,706)	606,584
Mezzanine equity	—	8,673	—	—	—	8,673
Total shareholders’ equity	937,470	917,878	(6,577)	157,331	(1,068,632)	937,470
Noncontrolling interests	—	137,586	(95)	—	—	137,491
Total liabilities, mezzanine equity and equity	1,081,422	1,627,932	107,589	397,613	(1,524,338)	1,690,218

B.	Liquidity and Capital Resources

We fund our operations and strategic investments from cash generated from our operations and through debt and equity financing. We generated RMB180,607 million, RMB231,786 million and RMB142,759 million (US$22,520 million) of cash from operating activities for fiscal years 2020, 2021 and 2022, respectively. As of March 31, 2022, we had cash and cash equivalents and short-term investments of RMB189,898 million (US$29,956 million) and RMB256,514 million (US$40,464 million), respectively. Short-term investments include investments in fixed deposits with original maturities between three months and one year and certain investments in wealth management products, marketable debt securities and other investments whereby we have the intention to redeem within one year.

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

In November 2017, November 2019 and November 2021, we repaid US$5.05 billion of our US$8.0 billion unsecured senior notes that became due. In December 2017, we issued an additional aggregate of US$7.0 billion unsecured senior notes.

In February 2021, we issued unsecured fixed rate senior notes with varying maturities for an aggregate principal amount of US$5.0 billion. Interest on the unsecured senior notes is payable semi-annually. Except for the sustainability notes we set aside for an aggregate principal amount of US$1.0 billion, we have used the proceeds from the issuance of the remaining unsecured senior notes for general corporate purposes, including working capital needs, repayment of offshore debt and potential acquisitions of or investments in complementary businesses. We have used the net proceeds from the issuance of the sustainability notes to finance or refinance, in whole or in part, one or more of our new or existing eligible projects in accordance with our sustainable finance framework as described in the final prospectus supplement relating to the offering. Examples of eligible projects include those in the sectors of green buildings, energy efficiency, COVID-19 crisis response, renewable energy and circular economy and design. See note 21 to our audited consolidated financial statements included in this annual report for further information on unsecured senior notes.

As of March 31, 2022, we also had other bank borrowings of RMB21,754 million (US$3,432 million), primarily used for our capital expenditures in relation to the construction of corporate campuses, office facilities and infrastructure for logistics business, and for other working capital purposes. See note 20 to our audited consolidated financial statements included in this annual report for further information.

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

The following table sets out a summary of our cash flows for the periods indicated:

	Year ended March 31,
	2020	2021	2022
	RMB	RMB	RMB	US$

	(in millions)
Net cash provided by operating activities (1)	180,607	231,786	142,759	22,520
Net cash used in investing activities (1)	(108,072)	(244,194)	(198,592)	(31,327)
Net cash provided by (used in) financing activities	70,853	30,082	(64,449)	(10,167)
(1)	We adopted ASU 2019-02, “Entertainment — Films — Other Assets — Film Costs (Subtopic 926-20) and Entertainment — Broadcasters — Intangibles — Goodwill and Other (Subtopic 920-350),” on April 1, 2020. As a result of our adoption of this new accounting update, we are now reporting cash outflows for the acquisition of licensed copyrights as operating activities in the consolidated statements of cash flows prospectively beginning on April 1, 2020. Prior to our adoption of ASU 2019-02, cash outflows for the acquisition of licensed copyrights were previously classified as investing activities in the consolidated statements of cash flows.

Cash Flows from Operating Activities

Net cash provided by operating activities in fiscal year 2022 was RMB142,759 million (US$22,520 million), and primarily consisted of net income of RMB47,079 million (US$7,427 million), as adjusted for non-cash items and the effects of changes in working capital and other activities. Adjustments for non-cash items primarily included depreciation and impairment of property and equipment, and operating lease cost relating to land use rights of RMB27,808 million (US$4,386 million), impairment of goodwill, intangible assets and licensed copyrights of RMB25,886 million (US$4,083 million), share-based compensation expense of RMB23,971 million (US$3,782 million) and loss related to equity securities and other investments of RMB20,479 million (US$3,230 million). Changes in working capital and other activities mainly consisted of an increase of RMB32,496 million (US$5,126 million) in prepayments, receivables and other assets, and long-term licensed copyrights, partially offset by an increase of RMB13,327 million (US$2,103 million) in accrued expenses, accounts payable and other liabilities.

Net cash provided by operating activities in fiscal year 2021 was RMB231,786 million, and primarily consisted of net income of RMB143,284 million, as adjusted for non-cash items and the effects of changes in working capital and other activities. Adjustments for non-cash items primarily included gain related to equity securities and other investments of RMB57,930 million, share-based compensation expense of RMB50,120 million, depreciation and impairment of property and equipment, and operating lease cost relating to land use rights of RMB26,389 million and amortization of intangible assets and licensed copyrights of RMB21,520 million. Changes in working capital and other activities primarily consisted of an increase of RMB74,554 million in accrued expenses, accounts payable and other liabilities mainly as a result of the growth of our business as well as the consumer protection fund deposits received from merchants on our marketplaces, and an increase of RMB14,162 million in deferred revenue and customer advances, partially offset by an increase of RMB43,611 million in prepayments, receivables and other assets, and long-term licensed copyrights, mainly as a result of the growth of our business.

Please also see our consolidated statements of cash flows set forth in our audited consolidated financial statements included in this annual report.

Cash Flows from Investing Activities

Net cash used in investing activities in fiscal year 2022 was RMB198,592 million (US$31,327 million), and was primarily attributable to an increase in short-term investments by RMB106,984 million (US$16,876 million), capital expenditures of RMB53,309 million (US$8,409 million) primarily in connection with the acquisitions of land use rights, property and equipment, and cash outflow of RMB52,848 million (US$8,337 million) for investment and acquisition activities, partially offset by cash inflow of RMB15,468 million (US$2,440 million) from disposal of investments.

Net cash used in investing activities in fiscal year 2021 was RMB244,194 million, and was primarily attributable to an increase in short-term investments by RMB114,826 million, cash outflow of RMB95,312 million for investment and acquisition activities, capital expenditures of RMB41,450 million, primarily in connection with the acquisitions of land use rights, property and equipment, partially offset by proceeds from disposal of investments of RMB9,692 million. We adopted ASU 2019-02, “Entertainment — Films — Other Assets — Film Costs (Subtopic 926-20) and Entertainment — Broadcasters — Intangibles — Goodwill and Other (Subtopic 920-350),” on April 1, 2020. As a result of our adoption of this new accounting update, we are now reporting cash outflows for the acquisition of licensed copyrights as operating activities in the consolidated statements of cash flows prospectively beginning on April 1, 2020. Prior to our adoption of ASU 2019-02, cash outflows for the acquisition of licensed copyrights were previously classified as investing activities in the consolidated statements of cash flows.

Cash Flows from Financing Activities

Net cash used in financing activities in fiscal year 2022 was RMB64,449 million (US$10,167 million) and was primarily reflected cash used in repurchase of ordinary shares of RMB61,225 million (US$9,658 million) and repayment of unsecured senior note of US$1,500 million, partially offset by the net cash inflow from transactions with noncontrolling interests of RMB3,953 million (US$624 million).

Net cash provided by financing activities in fiscal year 2021 was RMB30,082 million, and was primarily attributable to net proceeds of RMB32,008 million from issuance of unsecured senior notes.

Capital Expenditures

Our capital expenditures have been incurred primarily in relation to (i) the acquisition of computer equipment and construction of data centers relating to our Cloud business and the operation of our mobile platforms and websites; (ii) the acquisition of land use rights and construction of corporate campuses and office facilities and (iii) the acquisition of infrastructure for logistics services and direct sales businesses. In fiscal years 2020, 2021 and 2022, our capital expenditures totaled RMB32,550 million, RMB41,450 million and RMB53,309 million (US$8,409 million), respectively.

Holding Company Structure

We are a holding company with no operation other than ownership of operating subsidiaries in mainland China, Hong Kong S.A.R., and elsewhere that own and operate our marketplaces and other businesses as well as a portfolio of intellectual property rights. As a result, we rely on dividends and other distributions paid by our operating subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distribution to our shareholders, fund inter-company loans, service outstanding debts and pay our expenses. If our operating subsidiaries incur additional debt on their own, the instruments governing the debt may restrict the ability of our operating subsidiaries to pay dividends or make other distributions or remittances, including loans, to us.

Our holding company structure differs from some of our peers in that, although the variable interest entities hold licenses and approvals and assets for regulated activities that are necessary for our business operations, as well as certain equity interests in businesses, to which foreign investments are typically restricted or prohibited under applicable PRC law, we hold the significant majority of assets and operations in our subsidiaries and the significant majority of our revenue is captured directly by our subsidiaries. Therefore, our subsidiaries directly capture the significant majority of profits and associated cash flow from operations, without having to rely on contractual arrangements to transfer cash flow from the variable interest entities to our subsidiaries. In fiscal years 2020, 2021 and 2022, the significant majority of our revenues were generated by our subsidiaries. See “Item 4. Information on the Company — C. Organizational Structure” for a description of these contractual arrangements and the structure of our company.

Under PRC laws and regulations, our PRC subsidiaries are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Applicable PRC law permits payment of dividends to us by our operating subsidiaries in China only out of their retained earnings, if any, determined in accordance with PRC accounting standards and regulations. Our operating subsidiaries in China are also required to set aside a portion of their net income, if any, each year to fund general reserves for appropriations until this reserve has reached 50% of the related subsidiary’s registered capital. These reserves are not distributable as cash dividends. In addition, registered share capital and capital reserve accounts are also restricted from distribution. As of March 31, 2022, these restricted net assets totaled RMB165.6 billion (US$26.1 billion). See note 23 to our audited consolidated financial statements included in this annual report. Also see “Item 3. Key Information — D. Risk Factors — We rely to a significant extent on dividends, loans and other distributions on equity paid by our operating subsidiaries in China.” Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to certain restrictions on currency exchange or outbound capital flows. See “Item 3. Key Information – D. Risk Factors — Restrictions on currency exchange or outbound capital flows may limit our ability to utilize our PRC revenue effectively.” Under the PRC Enterprise Income Tax Law, a withholding tax of 5% to 10% is generally levied on dividends declared by companies in China to their non-resident enterprise investors. As of March 31, 2022, we have accrued the withholding tax on substantially all of the earnings distributable by our subsidiaries in China, except for those being reserved for permanent reinvestment in China of RMB176.4 billion (US$27.8 billion). See “ — Component of Results of Operations — Taxation — PRC Withholding Tax.”

For the years ended March 31, 2020, 2021 and 2022, Alibaba Group Holding Limited provided capital contributions and loans, and repaid loans, in the aggregate amounts of RMB168,348 million, RMB70,623 million and RMB20,188 million (US$3,185 million), respectively, to our subsidiaries, and our subsidiaries provided dividends and loans, and repaid loans, in the aggregate amounts of RMB79,306 million, RMB43,078 million and RMB95,621 million (US$15,084 million), respectively, to Alibaba Group Holding Limited.

For the years ended March 31, 2020, 2021 and 2022, our subsidiaries provided loans and repaid loans, in the aggregate amounts of RMB9,358 million, RMB20,865 million and RMB2,539 million (US$401 million) to the variable interest entities, and the variable interest entities provided loans, repaid loans and paid technical service fees to our subsidiaries in the aggregate amounts of RMB855 million, RMB5,575 million and RMB24,404 million (US$3,850 million), respectively.

We have not declared or paid any dividends on our ordinary shares. We have no present plan to pay any dividends on our ordinary shares in the foreseeable future. We intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. See “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Dividend Policy.” For PRC and United States federal income tax considerations of an investment in our ADSs, see “Item 10. Additional Information — E. Taxation.”

Inflation

Inflation in China has not materially impacted our results of operations in recent years. According to the National Bureau of Statistics of China, the year-over-year increase in the consumer price index in calendar years 2019, 2020 and 2021 was 2.9%, 2.5% and 0.9%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher inflation rates in China.

Recent Accounting Pronouncements

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

In August 2020, the FASB issued ASU 2020-06, “Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity,” which simplifies an issuer’s accounting for certain convertible instruments and the application of derivatives scope exception for contracts in an entity’s own equity. This guidance also addresses how convertible instruments are accounted for in the diluted earnings per share calculation and required enhanced disclosures about the terms of convertible instruments and contracts in an entity’s own equity. The new guidance is required to be applied either retrospectively to financial instruments outstanding as of the beginning of the first comparable reporting period for each prior reporting period presented or retrospectively with the cumulative effect of the change to be recognized as an adjustment to the opening balance of retained earnings at the date of adoption. This guidance is effective for us for the year ending March 31, 2023 and interim reporting periods during the year ending March 31, 2023. Early adoption is permitted. We do not expect the adoption of this guidance will have a material impact on the financial position, results of operations and cash flows.

In October 2021, the FASB issued ASU 2021-08, “Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers”, which provides guidance on the acquirer’s accounting for acquired revenue contracts with customers in a business combination. The amendments require an acquirer recognizes and measures contract assets and contract liabilities acquired in a business combination at the acquisition date in accordance with ASC 606 as if it had originated the contracts. This guidance also provide certain practical expedients for acquirers when recognizing and measuring acquired contract assets and contract liabilities from revenue contracts in a business combination. The new guidance is required to be applied prospectively to business combinations occurring on or after the date of adoption. This guidance is effective for us for the year ending March 31, 2024 and interim reporting periods during the year ending March 31, 2024. Early adoption is permitted. We do not expect that the adoption of this guidance will have a material impact on the financial position, results of operations and cash flows.

In November 2021, the FASB issued ASU 2021-10, “Government Assistance (Topic 832): Disclosures by Business Entities about Government Assistance”, which provides guidance on the disclosure of transactions with a government that are accounted for by applying a grant or contribution accounting model by analogy. The new guidance is required to be applied either prospectively to all transactions within the scope of ASU 2021-10 that are reflected in financial statements at the date of adoption and new transactions that are entered into after the date of adoption or retrospectively to those transactions. This guidance is effective for us for the year ending March 31, 2023. Early adoption is permitted. We do not expect that the adoption of this guidance will have a material impact on the financial position, results of operations and cash flows.

In June 2022, the FASB issued ASU 2022-03, “Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions”, which clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The amendments also clarify that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. This guidance also requires certain disclosures for equity securities subject to contractual sale restrictions. The new guidance is required to be applied prospectively with any adjustments from the adoption of the amendments recognized in earnings and disclosed on the date of adoption. This guidance is effective for the Company for the year ending March 31, 2025 and interim reporting periods during the year ending March 31, 2025. Early adoption is permitted. The Company does not expect that the adoption of this guidance will have a material impact on the financial position, results of operations and cash flows.

C.	Research and Development, Patents and Licenses, etc.

Research and Development

We have built our core technologies for our online and mobile commerce and cloud businesses in-house. We employ research and development personnel to build our technology platform and develop new online and mobile products. We recruit top and experienced talent locally and overseas, and we have advanced training programs designed specifically for new campus hires.

Intellectual Property

We believe the protection of our trademarks, copyrights, domain names, trade names, trade secrets, patents and other proprietary rights is critical to our business. We rely on a combination of trademark, fair trade practice, copyright and trade secret protection laws and patent protection in China and other jurisdictions, as well as confidentiality procedures and contractual provisions to protect our intellectual property and our trademarks. We also enter into confidentiality and invention assignment agreements with all of our employees, and we rigorously control access to our proprietary technology and information. As of March 31, 2022, we had 10,045 issued patents and 8,996 publicly filed patent applications in China and 3,897 issued patents and 4,093 publicly filed patent applications in various other countries and jurisdictions globally. We do not know whether any of our pending patent applications will result in the issuance of patents or whether the examination process will require us to narrow our claims.

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

E.	Critical Accounting Estimates

Critical Accounting Policies and Estimates

Our significant accounting policies are set forth in note 2 to our audited consolidated financial statements included in this annual report. The preparation of our consolidated financial statements requires our management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements. Our management periodically re-evaluates these estimates and assumptions based on historical experience and other factors, including expectations of future events that they believe to be reasonable under the circumstances. We considered the economic implications of the COVID-19 pandemic on our significant judgments and estimates. Given the impact and other unforeseen effects on the global economy from the COVID-19 pandemic, these estimates required increased judgment, and actual results may differ significantly from these estimates and assumptions. In addition, the recent Russia-Ukraine conflict has resulted in significant disruptions to supply chains, logistics and business activities in the region that have negatively affected our international commerce business and Cainiao’s logistic business and may have other unforeseen, unpredictable effects. The estimates or assumptions related to the impacts of the conflict on economic conditions also require our significant judgment. We have identified the following accounting policies as the most critical to an understanding of our financial position and results of operations, because the application of these policies requires significant and complex management estimates, assumptions and judgment, and the reporting of materially different amounts could result if different estimates or assumptions were used or different judgments were made.

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

Recognition of Revenue

Revenue is principally comprised of customer management services revenue, membership fees, logistics services revenue, cloud services revenue, sales of goods and other revenue. Revenue represents the amount of consideration we are entitled to upon the transfer of promised goods or services in the ordinary course of our activities and is recorded net of VAT. Consistent with the criteria of ASC 606 “Revenue from Contracts with Customers,” we recognize revenue when performance obligations are satisfied by transferring control of a promised good or service to a customer. For performance obligations that are satisfied at a point in time, we also consider the following indicators to assess whether control of a promised good or service is transferred to the customer: (i) right to payment, (ii) legal title, (iii) physical possession, (iv) significant risks and rewards of ownership and (v) acceptance of the good or service. For performance obligations satisfied over time, we recognize revenue over time by measuring the progress toward complete satisfaction of a performance obligation.

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

For multiple element arrangements with customers, which primarily relate to the provision of hybrid cloud services, which include hardware, software licenses, software installation services, application development and maintenance services, significant judgment is required to determine whether each good and service element is a distinct performance obligation and is separately accounted for. To determine whether a performance obligation is distinct, we consider its level of integration, customization, interdependence and interrelation with other elements within the arrangement. If an arrangement involves multiple distinct performance obligations, each distinct performance obligation is separately accounted for and the total consideration is allocated to each performance obligation based on the relative standalone selling prices at contract inception. If directly observable standalone selling prices are not available, we need to apply significant judgment and perform assessments on market conditions and entity-specific factors to estimate the standalone selling prices for each element. Changes in the estimated standalone selling price may cause the amount of revenue to be recognized for each performance obligation to differ, but the total amount of revenue to be recognized within a contract should not be affected. We periodically re-assess the standalone selling price of the elements as a result of changes in market conditions. Revenue recognition for P4P marketing services, in-feed marketing services and display marketing services on our marketplaces does not require us to exercise significant judgment or estimate.

For certain arrangements, we apply significant judgment in determining whether we are acting as the principal or agent in a transaction. We are acting as the principal if we obtain control over the goods and services before they are transferred to customers. Generally, when we are primarily obligated in a transaction and are subject to inventory risk or have latitude in establishing prices, or have several but not all of these indicators, we act as the principal and record revenue on a gross basis. We act as the agent and record the net amount as revenue earned if we do not obtain control over the goods and services before they are transferred to the customers. We record P4P marketing services revenue, in-feed marketing services revenue and display marketing services revenue generated through third-party marketing affiliate programs on a gross basis. Commission revenue relating to the Taobaoke program generated through third-party marketing affiliate partners’ websites where we do not have latitude in establishing prices or we do not take inventory risks is recorded on a net basis, otherwise it is recorded on a gross basis. In addition, we report revenue from the sales of goods and revenue generated from certain platforms in which we operate as a principal on a gross basis.

Share-based Compensation Expense and Valuation of the Underlying Awards

Share-based awards relating to our ordinary shares

We account for various types of share-based awards granted to the employees, consultants and directors of our company, our affiliates and/or certain other companies in accordance with the authoritative guidance on share-based compensation expense. All share-based awards granted including RSUs, share options and restricted shares are measured at the grant date based on the fair value of the awards and were recognized as an expense over the requisite service period, which is generally the vesting period of the respective award, using the accelerated attribution method. Under the accelerated attribution method, each vesting installment of a graded vesting award is treated as a separate share-based award, and accordingly each vesting installment is separately measured and attributed to expense, resulting in accelerated recognition of share-based compensation expense.

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

Share-based awards relating to Ant Group

Junhan and Ant Group have granted share-based awards to our employees, and the awards will be settled by Junhan or Ant Group respectively. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Agreements and Transactions Related to Ant Group and Its Subsidiaries — Our Commercial Arrangements with Ant Group and Alipay — Share-based Award Arrangements.”

These awards meet the definition of a financial derivative. The cost relating to these awards is recognized by us and the related expense is recognized over the requisite service period in the consolidated income statements with a corresponding credit to additional paid-in capital. Subsequent changes in the fair value of these awards are recorded in the consolidated income statements. The expenses relating to these awards are re-measured at the fair value on each reporting date until their settlement dates. See note 8(b) to our audited consolidated financial statements included in this annual report. Share-based compensation expense will be affected by changes in the fair value of awards granted to our employees by Junhan and Ant Group. The fair value of the underlying equity is primarily determined with reference to the business enterprise value, or BEV, of Ant Group which is based on the contemporaneous valuation report, external information and information obtained from Ant Group. Given that the determination of the BEV of Ant Group requires judgment and the BEV is beyond our control, the magnitude of the related accounting impact is unpredictable and may affect our consolidated income statements significantly.

Share-based compensation expense of awards relating to our ordinary shares and Ant Group is recorded net of estimated forfeitures in our consolidated income statements and accordingly is recorded only for those share-based awards that are expected to vest. We estimate the forfeiture rate based on historical forfeitures of share-based awards and adjust the rate to reflect changes when necessary. We revise our estimated forfeiture rate if actual forfeitures significantly differ from the initial estimates.

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

Deferred income tax is recognized for all temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available in the future against which the temporary differences, the carry forward of unused tax credits and unused tax losses could be utilized. Deferred income tax is provided in full, using the liability method. The deferred tax assets recognized are mainly related to the temporary differences arising from amortization of licensed copyrights and accrued expenses, which are not deductible until paid under the applicable PRC tax laws. We have also recognized deferred tax liabilities on the undistributed earnings generated by our subsidiaries in China, which are subject to withholding tax when the subsidiaries resolve to distribute dividends to us. We have also recognized deferred tax for temporary differences in relation to certain investments in equity method investees, equity securities and other investments and share-based awards. As of March 31, 2022, we have accrued the withholding tax on substantially all of the distributable earnings of the PRC subsidiaries, except for those undistributed earnings that we intend to invest indefinitely in the PRC. If the plan to invest the undistributed earnings indefinitely in the PRC changes or if these funds are in fact distributed outside of China, we would be required to accrue or pay the withholding tax on some or all of these undistributed earnings and our effective tax rate would be adversely affected.

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

Investments in privately held companies for which we elected to record using the measurement alternative are recorded at cost, less impairment, with subsequent adjustments for observable price changes resulting from orderly transactions for identical or similar investments of the same issuer. The valuations of these investments are categorized within Level 3, and are estimated based on valuation methods using the observable transaction price at the transaction date and other unobservable inputs including volatility, as well as rights and obligations of the securities. The determination of whether an observable transaction is orderly and whether the investment involved is identical or similar to our investment, and the amount of fair value adjustment requires significant judgment.

Impairment Assessment on Goodwill and Intangible Assets

We test annually, or whenever events or circumstances indicate that the carrying value of assets exceeds the recoverable amounts, whether goodwill and intangible assets have suffered any impairment in accordance with the accounting policy stated in note 2 to our audited consolidated financial statements included in this annual report. For the impairment assessment on goodwill, we may first perform a qualitative assessment to determine whether quantitative impairment testing of goodwill is necessary. In this assessment, we identify the reporting units, consider factors such as macroeconomic conditions, industry and market considerations, overall financial performance of the reporting units, and other specific information related to the operations, business plans and strategies of the reporting units, including consideration of the impact of the COVID-19 pandemic. Based on the qualitative assessment, if it is more likely than not that the fair value of a reporting unit is less than the carrying amount, the quantitative impairment test is performed. We may also bypass the qualitative assessment and proceed directly to perform the quantitative impairment test. For the quantitative assessment of goodwill impairment, we compare the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill is not considered to be impaired. If the carrying amount of a reporting unit exceeds its fair value, the amount by which the carrying amount exceeds the reporting unit’s fair value is recognized as impairment.

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

Impairment Assessment on Investments in Equity Method Investees

We continually review our investments in equity method investees to determine whether a decline in fair value below the carrying value is “other-than-temporary.” The primary factors that we consider include:

●	the severity and length of time that the fair value of the investment is below its carrying value;
●	the stage of development, the business plan, the financial condition, the sufficiency of funding, the operating performance and the prospects of the investee companies;
●	the geographic region, market and industry in which the investee companies operate, including consideration of the impact of the COVID-19 pandemic and Russia-Ukraine conflict; and
●	other entity specific information such as recent financing rounds completed by the investee companies and post balance sheet date fair value of the investment.

Fair value of listed securities is subject to volatility and may be materially affected by market fluctuations. Judgment is required to determine the weighting and impact of the abovementioned factors and changes to this determination can significantly affect the results of the impairment tests.

Impairment Assessment on Equity Securities

Equity securities without readily determinable fair values that are accounted for using the measurement alternative are subject to periodic impairment reviews. Our impairment analysis considers both qualitative and quantitative factors that may have a significant effect on the fair value of these equity securities, including consideration of the impact of the COVID-19 pandemic and Russia-Ukraine conflict. Qualitative factors considered may include market environment and conditions, financial performance, business prospects, and other relevant events and factors. When indicators of impairment exist, we perform quantitative assessments of the fair value, which may include the use of market and income valuation approaches and the use of estimates, which may include discount rates, investees’ liquidity and financial performance, and market data of comparable companies in similar industries. Judgment is required to determine the appropriateness of the valuation approaches and the weighting and impact of the abovementioned factors. Changes to this determination can significantly affect the results of the quantitative assessments.

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

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.   Directors and Senior Management

The following table sets forth certain information relating to our directors and executive officers.

Name	Age	Position/Title
Daniel Yong ZHANG†(1)(b)	50	Chairman and Chief Executive Officer
Joseph C. TSAI†(2)(a)	58	Executive Vice Chairman
J. Michael EVANS†(2)(a)	64	Director and President
Maggie Wei WU †(2)(c)	54	Director
Kabir MISRA††(2)(c)	53	Director
Chee Hwa TUNG(2)(b)	85	Independent director
Walter Teh Ming KWAUK(2)(c)	69	Independent director
Jerry YANG(2)(b)	53	Independent director
Wan Ling MARTELLO(2)(b)	64	Independent director
Weijian SHAN(2)(d)	68	Independent director
Toby Hong XU(1)	49	Chief Financial Officer
Judy Wenhong TONG(1)	51	Chief People Officer
Li CHENG(1)	47	Chief Technology Officer
Sara Siying YU(1)	47	General Counsel
Jessie Junfang ZHENG(1)	48	Chief Risk Officer, Chief Platform Governance Officer and Chief Customer Officer
Trudy Shan DAI(1)	46	President, Core Domestic E-commerce
†	Director nominated by the Alibaba Partnership.
††	Director nominated by SoftBank.
(a)	Group I directors. Current term of office will expire at our 2024 annual general meeting.
(b)	Group II directors. Current term of office will expire at our 2022 annual general meeting.
(c)	Group III directors. Current term of office will expire at our 2023 annual general meeting.
(d)	Shan was appointed as an independent director, effective March 31, 2022, to serve until our 2022 annual general meeting. At our 2022 annual general meeting, the nominating and corporate governance committee of our board shall have the right to nominate Shan to stand for election to serve the current term of Group I directors.

(1)	969 West Wen Yi Road, Yu Hang District, Hangzhou 311121, the People’s Republic of China.
(2)	26/F Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong S.A.R., the People’s Republic of China.

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

J. Michael EVANS has been our president since August 2015 and our director since September 2014. Mike served as Vice Chairman of The Goldman Sachs Group, Inc. from February 2008 until his retirement in December 2013. Mike served as chairman of Asia operations at Goldman Sachs from 2004 to 2013 and was the global head of Growth Markets at Goldman Sachs from January 2011 to December 2013. He also co-chaired the Business Standards Committee of Goldman Sachs from 2010 to 2013. Mike joined Goldman Sachs in 1993, became a partner of the firm in 1994 and held various leadership positions within the firm’s securities business while based in New York and London, including global head of equity capital markets and global co-head of the equities division, and global co-head of the securities business. Mike is a board member of City Harvest. He is also a trustee of the Asia Society and a member of the Advisory Council for the Bendheim Center for Finance at Princeton University. In August 2014, Mike joined the board of Barrick Gold Corporation, and in December 2020, he joined the board of Farfetch Limited as a non-executive director, both companies listed on the NYSE. Mike received his bachelor’s degree in politics from Princeton University in 1981.

Maggie Wei WU (武卫) has been our director since September 2020. Maggie joined our company in July 2007 as chief financial officer of Alibaba.com. She served as our chief financial officer from May 2013 to March 2022 and our head of strategic investments from June 2019 to March 2022. She was voted best CFO in FinanceAsia’s annual poll for Asia’s Best Managed Companies in 2010. In 2018, she was named one of the world’s 100 most powerful women by Forbes. Before joining Alibaba, Maggie was an audit partner at KPMG in Beijing. Maggie is a member of the Association of Chartered Certified Accountants (ACCA). She received a bachelor’s degree in accounting from Capital University of Economics and Business.

Kabir MISRA has been our director since September 2020 and is currently managing partner at RPS Ventures, a venture capital firm in Palo Alto, CA. Prior to October 2018, Kabir was a managing partner at SoftBank Investment Advisors (which manages the SoftBank Vision Fund) and SoftBank Capital. He has worked with SoftBank since 2006 and has assisted Mr. Masayoshi Son with our company, and his duties as one of our directors, since before our IPO. Kabir has also represented SoftBank at various points on the boards of its investee companies, most recently at Flipkart, Paytm, Tokopedia, Coupang, BigCommerce and Payactiv. Prior to joining SoftBank, Kabir worked as an investment banker in the U.S. and Hong Kong. Kabir is currently a director of Stratim Cloud Acquisition Corp., a special purpose acquisition company listed on Nasdaq. He has a Bachelor of Arts degree in Economics from Harvard University and a master’s degree in business administration from the Stanford Graduate School of Business.

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

Jerry YANG (杨致远) has been our director since September 2014. Jerry previously served as our director from October 2005 to January 2012. Since March 2012, Jerry has served as the founding partner of AME Cloud Ventures, a venture capital firm. Jerry is a co-founder of Yahoo! Inc., and served as Chief Yahoo! and as a member of its board of directors from March 1995 to January 2012. In addition, he served as Yahoo!’s Chief Executive Officer from June 2007 to January 2009. From January 1996 to January 2012, Jerry served as a director of Yahoo! Japan. Jerry also served as an independent director of Cisco Systems, Inc. from July 2000 to November 2012. He is currently an independent director of Workday Inc., a company listed on the NYSE, and Lenovo Group Ltd., a company listed on the Hong Kong Stock Exchange. He also serves as a director of various private companies and foundations. Jerry received a bachelor’s degree and a master’s degree in electrical engineering from Stanford University, where he is currently serving on the university’s Board of Trustees since October 2017. Jerry was appointed Chair of Stanford’s Board of Trustees in July 2021. He was previously on Stanford’s Board of Trustees from 2005 to 2015, including being a vice chair.

Wan Ling MARTELLO has been our director since September 2015. She is a founding partner of BayPine, a private equity firm based in Boston, U.S.A., a role she has held since February 2020. She served as the executive vice president and chief executive officer of the Asia, Oceania, and sub-Saharan Africa region for Nestlé SA from May 2015 to December 2018. She was Nestlé’s global chief financial officer from April 2012 to May 2015, and executive vice president from November 2011 to March 2012. Prior to Nestlé, Wan Ling was a senior executive at Walmart Stores Inc., a global retailer, from 2005 to 2011. Her roles included executive vice president and chief operating officer for Global eCommerce, and senior vice president, chief financial officer and strategy for Walmart International. Before Walmart, she was president, U.S.A. at NCH Marketing Services Inc. She was with the firm from 1998 to 2005. She also worked at Borden Foods Corporation and Kraft Inc. where she held various senior management positions. She is currently a director of Uber Technologies, Inc., a company listed on the NYSE and Stellantis N.V., a company listed on the NYSE, the Italian Stock Exchange and Euronext, Paris. Wan Ling received a master’s degree in business administration (management information systems) from the University of Minnesota and a bachelor’s degree in business administration and accountancy from the University of the Philippines.

Weijian SHAN (单伟建) has been our director since March 2022. He is the executive chairman and a founder of PAG, a leading private equity firm in Asia. He has been with PAG since 2010. Between 1998 and 2010, he was a partner of the private equity firm TPG and co-managing partner of TPG Asia (formerly known as Newbridge Capital). Previously, he was a managing director of JP Morgan, where he was concurrently the chief representative for China between 1993 and 1998. He was an assistant professor at the Wharton School of the University of Pennsylvania between 1987 and 1993. He is a member of the International Advisory Council of Hong Kong Exchanges and Clearing Limited. He served as an independent director of Singapore-listed Wilmar International Limited between 2018 and 2021. He holds an M.A. and a Ph.D. from the University of California, Berkeley, and an M.B.A. from the University of San Francisco. He graduated with a major in English from the Beijing Institute of Foreign Trade (currently the Beijing University of International Business and Economics). Shan is the author of Money Games: The Inside Story of How American Dealmakers Saved Korea’s Most Iconic Bank (Wiley, 2020) and Out of the Gobi: My Story of China and America (Wiley, 2019). He has published articles and commentaries in the Financial Times, The New York Times, The Wall Street Journal, Foreign Affairs, The Economist and other leading publications.

Toby Hong XU (徐宏) has been our chief financial officer since April 2022. He joined our company in July 2018 and was our deputy chief financial officer from July 2019 to March 2022. Before joining Alibaba, Toby was a partner at PricewaterhouseCoopers for 11 years, where he joined in 1996. Toby graduated from Fudan University in Shanghai, China, with a bachelor’s degree in Physics in 1996. He is a member of the Chinese Institute of Certified Public Accountants.

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

Sara Siying YU (俞思瑛) has been our general counsel since April 2020. Sara joined our company in April 2005 and became one of the first partners of the Alibaba Partnership. Prior to her current role, she served as deputy general counsel, responsible for domestic legal affairs. Before joining Alibaba, she worked in various law firms and government departments. Sara received a bachelor’s of law degree from East China University of Political Science and Law.

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

Trudy Shan DAI (戴珊) joined our company in 1999 as a member of the founding team. Since January 2022, she has served as president of Alibaba’s Core Domestic E-commerce, which currently comprises Greater Taobao (Taobao, Tmall, Alimama), B2C Retail (Tmall Global, Tmall Supermarket, Tmall Luxury), Taocaicai, Taobao Deals and 1688.com. Prior to her current position, from January 2017 to December 2021, she was president of Alibaba’s Industrial E-commerce (formerly “B2B business”), which at the time comprised Alibaba.com, 1688.com, AliExpress, Taobao Deals as well as digital agriculture. She concurrently served as president of Alibaba’s Community E-commerce from March to December 2021. Trudy was chief customer officer of Alibaba Group from June 2014 to January 2017. She also served as senior vice president of human resources and administration of Taobao and Alibaba.com, as well as deputy chief people officer and chief people officer of Alibaba Group from 2009 to 2014. She was general manager of Alibaba.com from 2007 to 2008. Prior to that, she was vice president of human resources of Yahoo China and the first general manager of Alibaba.com’s Guangzhou branch, in charge of field and telephone sales, marketing and human resources in Guangdong Province. From 2002 to 2005, she served as senior sales director of TrustPass. Trudy received a bachelor’s degree in engineering from Hangzhou Institute of Electrical Engineering.

Alibaba Partnership

Since our founders first gathered in Jack Ma’s apartment in 1999, they and our management have acted in the spirit of partnership. We view our culture as fundamental to our success and our ability to serve our customers, develop our employees and deliver long-term value to our shareholders. In July 2010, in order to preserve this spirit of partnership and to ensure the sustainability of our mission, vision and values, we decided to formalize our partnership as Lakeside Partners, named after the Lakeside Gardens residential community where Jack Ma and our other founders started our company. We refer to the partnership as the Alibaba Partnership.

We believe that our partnership approach has helped us to better manage our business, with the peer nature of the partnership enabling senior managers to collaborate and override bureaucracy and hierarchy. As of the date of this annual report, the Alibaba Partnership has a total of 29 members. The number of partners in the Alibaba Partnership may change from time to time due to the election of new partners, the retirement of partners and the departure of partners for other reasons.

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

To be eligible for election, a partner candidate must have demonstrated the following attributes:

●	a high standard of personal character and integrity;
●	continued service with Alibaba Group for not less than five years;
●	a track record of contribution to the business of Alibaba Group; and
●	being a “culture carrier” who shows a consistent commitment to, and traits and actions consonant with, our mission, vision and values.

Pursuant to the most recently amended partnership agreement of the Alibaba Partnership, partners should be employees of Alibaba Group. Therefore employees of our affiliated company are no longer partners from May 31, 2022.

We believe the criteria and process of the Alibaba Partnership applicable to the election promote accountability among the partners as well as to our customers, employees and shareholders. In order to align the interests of partners with the interests of our shareholders, we require that each partner maintain a meaningful level of equity interests in our company during his or her tenure as a partner. Since a partner nominee must have been our employee for at least five years, as of the time he or she becomes a partner, he or she will typically already own or have been awarded a personally meaningful level of equity interest in our company through our equity incentive and share purchase or investment plans.

Duties of Partners

The main duty of partners in their capacity as partners is to embody and promote our mission, vision and values. We expect partners to be evangelists for our mission, vision and values, both within our organization and externally to customers, business partners and other participants in our ecosystem.

Partnership Committee

The partnership committee must consist of at least five but no more than seven partners, including partnership committee continuity members, and is currently comprised of Jack Ma, Joe Tsai, Daniel Zhang, Lucy Peng and Jian Wang. The partnership committee is responsible for administering partner elections and managing the relevant portion of the deferred cash bonus pool, with any amounts payable to partners who are our executive officers or directors or members of the partnership committee subject to approval of the compensation committee of our board of directors. Either one or two partners may be designated as partnership committee continuity partners, and currently the partnership committee continuity members consist of Jack Ma and Joe Tsai. Other than partnership committee continuity members, the partnership committee members serve for a term of five years and may serve multiple terms. Elections of partnership committee members are held once every five years. Partnership committee continuity members are not subject to election, and may serve until they cease to be partners, retire from the partnership committee or are unable to discharge duties as partnership committee members as a result of illness or permanent incapacity. A replacement partnership committee continuity partner is either designated by a retiring or, as the case may be, the remaining, partnership committee continuity member. Prior to each election, the partnership committee will nominate a number of partners equal to the number of partnership committee members that will serve in the next partnership committee term plus three additional nominees less the number of the serving partnership committee continuity members. Each partner votes for a number of nominees equal to the number of partnership committee members that will serve in the next partnership committee term less the number of the serving partnership committee continuity members, and all except the three nominees who receive the least votes from the partners are elected to the partnership committee.

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

Alibaba Partnership has not fully exercised its director nomination right. Our board of directors currently consists of ten members, five are independent directors nominated by our nominating and corporate governance committee, four are Alibaba Partnership nominees, and the remaining one is nominated by Softbank. We have entered into a voting agreement pursuant to which SoftBank has agreed to vote its shares in favor of the Alibaba Partnership director nominees at each annual general shareholders meeting so long as SoftBank owns at least 15% of our outstanding ordinary shares. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Transactions and Agreements with SoftBank — Amended Voting Agreement.”

Current Partners

The following table sets forth the names, in alphabetical order by surname, and other information regarding the current partners of the Alibaba Partnership as of the date of this annual report.

Name	Age	Gender	Year Joined Alibaba Group	Current position with Alibaba Group
Jingxian CAI (蔡景现)	45	M	2000	Senior Researcher, Alibaba Cloud Intelligence
Lijuan CHEN (陳丽娟)	41	F	2003	Vice President, Alibaba Cloud Intelligence
Li CHENG (程立)	47	M	2005	Group Chief Technology Officer
Trudy Shan DAI (戴珊)	46	F	1999	President, Core Domestic E-commerce
Luyuan FAN (樊路远)	49	M	2007	President, Digital Media and Entertainment
Yongxin FANG (方永新)	48	M	2000	General Manager, Local Services
Jane Fang JIANG (蒋芳)	48	F	1999	Group Deputy Chief People Officer
Jiangwei JIANG (蒋江伟)	40	M	2008	Vice President, Alibaba Cloud Intelligence
Zhenfei LIU (刘振飞)	50	M	2006	President, Amap
Jack Yun MA (马云)†	57	M	1999	Partner, Alibaba Partnership
Lucy Lei PENG (彭蕾)†	48	F	1999	Partner, Alibaba Partnership
Xiaofeng SHAO (邵晓锋)	56	M	2005	Senior Vice President
Jie SONG (宋洁)	43	F	2000	Vice President, Human Resources
Lijun SUN (孙利军)	45	M	2002	Director-General, Alibaba Foundation
Judy Wenhong TONG (童文红)	51	F	2000	Group Chief People Officer
Joseph C. TSAI (蔡崇信)†	58	M	1999	Group Executive Vice Chairman
Jian WANG (王坚)†	59	M	2008	Chairman, Technology Steering Committee
Hai WANG (汪海)	42	M	2003	Vice President, Core Domestic E-commerce
Lei WANG (王磊)	42	M	2003	Senior Vice President
Winnie Jia WEN (闻佳)	45	F	2007	President, Public Affairs
Maggie Wei WU (武卫)	54	F	2007	Director
Eddie Yongming WU (吴泳铭)	47	M	1999	Senior Vice President
Zeming WU (吴泽明)	42	M	2004	Chief Technology Officer, Local Services
Sara Siying YU (俞思瑛)	47	F	2005	Group General Counsel
Yongfu YU (俞永福)	45	M	2007	President, Lifestyle Services
Jeff Jianfeng ZHANG (张建锋)	49	M	2004	President, Alibaba Cloud Intelligence Head of Alibaba DAMO Academy
Daniel Yong ZHANG (张勇)†	50	M	2007	Group Chairman and Chief Executive Officer
Jessie Junfang ZHENG (郑俊芳)	48	F	2010	Group Chief Risk Officer, Chief Platform Governance Officer and Chief Customer Officer
Shunyan ZHU (朱顺炎)	51	M	2014	Chairman and Chief Executive Officer, Alibaba Health
†	Member of the partnership committee.

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

Compensation of Directors and Executive Officers

For fiscal year 2022, we paid and accrued aggregate fees, salaries and benefits (excluding share-based awards) of approximately RMB235 million (US$37 million) and granted share-based awards to acquire an aggregate of 652,000 ordinary shares of our company (equivalent to 81,500 ADSs) to our directors and executive officers. In addition, Junhan and Ant Group also granted share-based awards to our directors and executive officers with an aggregate value of approximately RMB29 million (US$5 million), the costs of which we agreed to settle with Junhan and Ant Group upon vesting of these awards. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Agreements and Transactions Related to Ant Group and Its Subsidiaries — Our Commercial Arrangements with Ant Group and Alipay — Share-based Award Arrangements.”

Our board of directors, acting on the recommendation of our compensation committee, approves an annual cash bonus pool for our management, calculated based on a percentage of our adjusted pre tax operating profits. Once the annual cash bonus pool is calculated, our compensation committee determines the proportion allocated and payable to our management for the year, and approves the amount of individual cash bonus payable to our executive officers and directors and members of the partnership committee. The remaining portion of the annual cash bonus pool is available for the partners and may, upon the approval of our compensation committee, be deferred, and used as determined by the partnership committee, with any amounts payable to our executive officers or directors or members of the partnership committee individually be also subject to approval of the compensation committee of our board of directors.

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

Equity Incentive Plans

Our equity incentive plans provide for the granting of share-based awards to eligible grantees. Share-based awards granted are generally subject to a four-year vesting schedule as determined by the administrator of the respective plans. Depending on the nature and the purpose of the grant, share-based awards in general vest 25% or 50% upon the first or second anniversary of the vesting commencement date, respectively, as provided in the award agreements, and 25% every year thereafter. Share-based awards granted to certain management members are subject to a vesting period of up to six years. We believe share-based awards are vital to attract, motivate and retain the grantees, and are the appropriate tool to align their interests with our shareholders. Accordingly, we will continue to grant share-based awards to the employees, consultants and directors of our company, our affiliates and/or certain other companies as an important part of their compensation packages.

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

As of March 31, 2022, under the 2014 Post-IPO Equity Incentive Plan, or the 2014 Plan (which we adopted in September 2014, amended and restated in February 2020 to reflect the Share Split and other administrative changes, and further amended and restated in May 2022 to reflect administrative changes), there were:

●	485,410,296 ordinary shares (equivalent to 60,676,287 ADSs) issuable upon vesting of outstanding RSUs;
●	58,986,672 ordinary shares (equivalent to 7,373,334 ADSs) issuable upon exercise of outstanding options; and
●	295,352,672 ordinary shares (equivalent to 36,919,084 ADSs) authorized for issuance under the 2014 Plan.

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

Eligibility

Any employee, consultant or director of our company, our affiliates or certain other companies, is eligible to receive awards under the equity incentive plans, but only employees of our company, our affiliates and/or certain other companies, are eligible to receive incentive stock options.

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

Partner Capital Investment Plan

We adopted the Partner Capital Investment Plan in 2013 to provide partners of the Alibaba Partnership an opportunity to invest in interests in our ordinary shares in order to align further their interests with the interests of our shareholders. All rights and interests under the Partner Capital Investment Plan have been converted, exercised or replaced with grants under our 2014 Plan. No further subscription of rights or interests under the Partner Capital Investment Plan will be made hereafter.

Share-based Awards Held by Our Directors and Officers

The following table summarizes the outstanding RSUs and options held as of March 31, 2022 by our directors and executive officers, as well as by their affiliates, under our equity incentive plans.

			Exercise
	Number of		price	Shares
	outstanding		(US$ per	underlying
	RSUs/		RSU/	outstanding
	options		option	RSUs/options
Name	granted		granted)	granted		Date of grant	Date of expiration
Daniel Yong ZHANG	*	(2)	87.06	*	(2)	May 10, 2015	May 10, 2023
	*	(1)	—	*	(1)	August 10, 2016	August 10, 2024
	*	(1)	—	*	(1)	May 17, 2017	May 17, 2025
	*	(1)	—	*	(1)	July 24, 2018	July 24, 2026
	*	(1)	—	*	(1)	August 16, 2019	August 16, 2027
	*	(2)	182.48	*	(2)	November 14, 2019	November 14, 2027
	*	(1)	—	*	(1)	November 14, 2019	November 14, 2029
	*	(1)	—	*	(1)	June 15, 2020	June 15, 2028
	*	(1)	—	*	(1)	May 24, 2021	May 24, 2029
Joseph C. TSAI	5,834	(1)	—	46,672	(1)	August 10, 2016	August 10, 2024
	6,667	(1)	—	53,336	(1)	May 17, 2017	May 17, 2025
	6,000	(1)	—	48,000	(1)	July 24, 2018	July 24, 2026
	5,334	(1)	—	42,672	(1)	August 16, 2019	August 16, 2027
J. Michael EVANS	*	(2)	79.96	*	(2)	July 31, 2015	July 31, 2023
	*	(1)	—	*	(1)	July 24, 2018	July 24, 2024
	*	(1)	—	*	(1)	August 16, 2019	August 16, 2025
	*	(1)	—	*	(1)	June 15, 2020	June 15, 2026
	*	(1)	—	*	(1)	May 24, 2021	May 24, 2027
Maggie Wei WU	*	(1)	—	*	(1)	August 10, 2016	August 10, 2024
	*	(1)	—	*	(1)	May 17, 2017	May 17, 2025
	*	(1)	—	*	(1)	July 24, 2018	July 24, 2026
	*	(1)	—	*	(1)	August 16, 2019	August 16, 2027
	*	(1)	—	*	(1)	May 27, 2020	May 27, 2028
	*	(1)	—	*	(1)	June 15, 2020	June 15, 2028
	*	(1)	—	*	(1)	May 24, 2021	May 24, 2029
Chee Hwa TUNG	*	(1)	—	*	(1)	November 28, 2021	November 28, 2027
Walter Teh Ming KWAUK	*	(1)	—	*	(1)	November 28, 2021	November 28, 2027
Jerry YANG	*	(1)	—	*	(1)	November 28, 2021	November 28, 2027
Wan Ling MARTELLO	*	(1)	—	*	(1)	November 28, 2021	November 28, 2027
Weijian SHAN	*	(1)	—	*	(1)	March 31, 2022	March 31, 2028
Toby Hong XU	*	(1)	—	*	(1)	July 30, 2018	July 30, 2024
	*	(1)	—	*	(1)	May 15, 2019	May 15, 2025
	*	(1)	—	*	(1)	May 27, 2020	May 27, 2026
	*	(1)	—	*	(1)	May 24, 2021	May 24, 2027
Judy Wenhong TONG	*	(1)	—	*	(1)	May 17, 2017	May 17, 2025
	*	(1)	—	*	(1)	July 24, 2018	July 24, 2026
	*	(1)	—	*	(1)	August 16, 2019	August 16, 2027
	*	(1)	—	*	(1)	May 27, 2020	May 27, 2028
	*	(1)	—	*	(1)	June 15, 2020	June 15, 2028
	*	(1)	—	*	(1)	May 24, 2021	May 24, 2029
Li CHENG	*	(1)	—	*	(1)	June 15, 2020	June 15, 2028
	*	(1)	—	*	(1)	May 24, 2021	May 24, 2029

			Exercise
	Number of		price	Shares
	outstanding		(US$ per	underlying
	RSUs/		RSU/	outstanding
	options		option	RSUs/options
Name	granted		granted)	granted		Date of grant	Date of expiration
Sara Siying YU	*	(1)	—	*	(1)	September 3, 2016	September 3, 2024
	*	(1)	—	*	(1)	July 3, 2017	July 3, 2025
	*	(1)	—	*	(1)	July 30, 2018	July 30, 2026
	*	(1)	—	*	(1)	September 1, 2019	September 1, 2027
	*	(1)	—	*	(1)	March 2, 2020	March 2, 2028
	*	(1)	—	*	(1)	June 15, 2020	June 15, 2028
	*	(1)	—	*	(1)	May 24, 2021	May 24, 2029
Jessie Junfang ZHENG	*	(1)	—	*	(1)	August 10, 2016	August 10, 2024
	*	(1)	—	*	(1)	May 17, 2017	May 17, 2025
	*	(1)	—	*	(1)	July 24, 2018	July 24, 2026
	*	(1)	—	*	(1)	August 16, 2019	August 16, 2027
	*	(1)	—	*	(1)	May 27, 2020	May 27, 2028
	*	(1)	—	*	(1)	June 15, 2020	June 15, 2028
	*	(1)	—	*	(1)	May 24, 2021	May 24, 2029
	*	(1)	—	*	(1)	March 12, 2022	May 23, 2027
Trudy Shan DAI	*	(1)	—	*	(1)	August 10, 2016	August 10, 2024
	*	(1)	—	*	(1)	May 17, 2017	May 17, 2025
	*	(1)	—	*	(1)	July 24, 2018	July 24, 2026
	*	(1)	—	*	(1)	August 16, 2019	August 16, 2027
	*	(1)	—	*	(1)	May 27, 2020	May 27, 2028
	*	(1)	—	*	(1)	June 15, 2020	June 15, 2028
	*	(1)	—	*	(1)	May 24, 2021	May 24, 2029
*	The shares underlying the outstanding RSUs and options held by each of these directors and executive officers and their affiliates represent less than 1% of our total outstanding shares.
(1)	Represents RSUs.
(2)	Represents options.
C.	Board Practices

Nomination and Terms of Directors

Pursuant to our Articles of Association, our board of directors is classified into three classes of directors designated as Group I, Group II and Group III, each generally serving a three-year term unless earlier removed. The Group I directors currently consist of Joe Tsai, J. Michael Evans and Weijian Shan; the Group II directors currently consist of Daniel Zhang, Chee Hwa Tung, Jerry Yang and Wan Ling Martello; and the Group III directors currently consist of Walter Kwauk, Maggie Wu and Kabir Misra. The terms of office of the current Group I, Group II and Group III directors will expire, respectively, at our 2024 annual general meeting, 2022 annual general meeting and 2023 annual general meeting. Unless otherwise determined by the shareholders in a general meeting, our board will consist of not less than nine directors for so long as SoftBank has a director nomination right. The Alibaba Partnership has the exclusive right to nominate up to a simple majority of our board of directors, and SoftBank has the right to nominate one director for so long as SoftBank owns at least 15% of our outstanding shares. If at any time our board of directors consists of less than a simple majority of directors nominated or appointed by the Alibaba Partnership for any reason, including because a director previously nominated by the Alibaba Partnership ceases to be a member of our board of directors or because the Alibaba Partnership had previously not exercised its right to nominate or appoint a simple majority of our board of directors, the Alibaba Partnership shall be entitled (in its sole discretion) to appoint such number of additional directors to the board as necessary to ensure that the directors nominated or appointed by the Alibaba Partnership comprise a simple majority of our board of directors. The remaining members of the board of directors will be nominated by the nominating and corporate governance committee of the board. Director nominees will be elected by the simple majority vote of shareholders at our annual general meeting.

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

For additional information, see “Item 6. Directors, Senior Management and Employees — A. Directors and Senior Management — Alibaba Partnership” and “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Transactions and Agreements with SoftBank — Amended Voting Agreement.”

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

Board Committees

Our board of directors has established an audit committee, a compensation committee, a nominating and corporate governance committee and a sustainability committee. Our corporate governance guidelines provide that a majority of the members of our compensation committee and nominating and corporate governance committee will be independent directors within the meaning of Section 303A of the NYSE Listed Company Manual. All members of our audit committee are independent within the meaning of Section 303A of the NYSE Listed Company Manual and meet the criteria for independence set forth in Rule 10A-3 of the U.S. Exchange Act.

Audit Committee

Our audit committee currently consists of Walter Kwauk, Wan Ling Martello and Weijian Shan. Mr. Kwauk is the chairman of our audit committee. Mr. Kwauk satisfies the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. Mr. Kwauk, Ms. Martello and Mr. Shan satisfy the requirements for an “independent director” within the meaning of Section 303A of the NYSE Listed Company Manual and meet the criteria for independence set forth in Rule 10A-3 of the U.S. Exchange Act.

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

Our compensation committee is responsible for, among other things:

●	determining the proportion of annual cash bonus pool allocated and payable to our management for the year and determining the amount of cash bonus payable to our executive officers and directors and members of the partnership committee;
●	reviewing, evaluating and, if necessary, revising our overall compensation policies;
●	reviewing and evaluating the performance of our directors and executive officers and determining the compensation of our directors and executive officers;
●	reviewing and approving our executive officers’ employment agreements with us;
●	determining performance targets for our executive officers with respect to our incentive compensation plan and share-based compensation plans;
●	administering our share-based compensation plans in accordance with the terms thereof; and
●	carrying out other matters that are specifically delegated to the compensation committee by our board of directors from time to time.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee currently consists of Joe Tsai, Chee Hwa Tung and Jerry Yang. Joe Tsai is the chairman of our nominating and corporate governance committee. Mr. Tung and Mr. Yang satisfy the “independence” requirements of Section 303A of the NYSE Listed Company Manual.

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

Sustainability Committee

Our sustainability committee currently consists of Jerry Yang, Walter Kwauk, Joe Tsai and Maggie Wu. Mr. Yang is the chairman of our sustainability committee.

Our sustainability committee is responsible for, among other things:

●	assisting the board in identifying and evaluating the company’s ESG opportunities and risks;
●	overseeing an evaluating the implementation and performance of ESG initiatives and projects; and
●	advising the board on ESG-related legal, regulatory and compliance developments and public policy trends.

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

As of March 31, 2020, 2021 and 2022, we had a total of 117,600, 251,462 and 254,941 full-time employees, respectively. The increase in our employees was primarily due to our recent acquisitions and consolidation of certain businesses, as well as our organic business growth. A substantial majority of our employees are based in China.

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

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.   Major Shareholders

The following table sets forth information with respect to beneficial ownership of our ordinary shares as of July 15, 2022, except otherwise noted, by:

●	each of our directors and executive officers;
●	our directors and executive officers as a group; and
●	each person known to us to beneficially own 5% or more of our ordinary shares.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC and includes the power to direct the voting or the disposition of the securities or to receive the economic benefit of the ownership of the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included Shares underlying the ADSs and Shares in CCASS held by the person. We have also included Shares that the person has the right to acquire within 60 days of this annual report, including through the vesting of RSUs and the exercise of any option. These Shares, however, are not included in the computation of the percentage ownership of any other person. The calculations of percentage ownership in the table below are based on 21,185,107,544 ordinary shares (equivalent to 2,648,138,443 ADSs) outstanding as of July 15, 2022.

	Beneficial ownership	Beneficial ownership
Name	(Ordinary shares)	(ADSs)(3)	Percent
Directors and Executive Officers:
Daniel Yong ZHANG	*	*	*
Joseph C. TSAI(1)	305,526,416	38,190,802	1.4%
J. Michael EVANS	*	*	*
Maggie Wei WU	*	*	*
Kabir MISRA	*	*	*
Chee Hwa TUNG	*	*	*
Walter Teh Ming KWAUK	*	*	*
Jerry YANG	*	*	*
Wan Ling MARTELLO	*	*	*
Weijian SHAN	*	*	*
Toby Hong XU	*	*	*
Judy Wenhong TONG	*	*	*
Li CHENG	*	*	*
Sara Siying YU	*	*	*
Jessie Junfang ZHENG	*	*	*
Trudy Shan DAI	*	*	*
All directors and executive officers as a group	441,562,978	55,195,372	2.1%
Greater than 5% Beneficial Owners:
SoftBank(2)	5,067,408,616	633,426,077	23.9%

Notes:

*	This person beneficially owns less than 1% of our outstanding ordinary shares.
(1)	Represents (i) 294,400 ordinary shares held directly by Joe Tsai, (ii) 20,307,176 ordinary shares held by Joe and Clara Tsai Foundation Limited, a company incorporated under the law of the Island of Guernsey with its registered address at Helvetia Court, South Esplanade, St. Peter Port, Guernsey GY1 4EE, that has granted Joe Tsai a revocable proxy over these shares and which is wholly-owned by Joe and Clara Tsai Foundation, (iii) 147,385,672 ordinary shares held by Parufam Limited, a Bahamas corporation with its registered address at Suite 200B, 2nd Floor, Centre of Commerce, One Bay Street, P.O. Box N 3944, Nassau, Bahamas, and over which, Joe Tsai, as a director of Parufam Limited, has been delegated sole voting and disposition power and (iv) 137,539,168 ordinary shares held by PMH Holding Limited, a British Virgin Islands corporation with its registered address at Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands, and over which, Joe Tsai, as sole director of PMH Holding Limited, has voting and dispositive power. Excludes shares held by SoftBank representing SoftBank’s share ownership in excess of 30% of our outstanding ordinary shares as of the most recent record date with respect to any shareholders action, over which Joe Tsai has voting power pursuant to the amended and restated voting agreement that we, Joe Tsai and SoftBank have entered into as described in “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Transactions and Agreements with SoftBank — Amended Voting Agreement.” Joe Tsai does not have any pecuniary interests in the 20,307,176 ordinary shares held by Joe and Clara Tsai Foundation Limited. Joe Tsai’s business address is 26/F Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong S.A.R., the People’s Republic of China.
(2)	Represents ordinary shares owned directly and indirectly by SoftBank Group Corp., with its registered office at 1-7-1, Kaigan, Minato-Ku, Tokyo, 105-7537, Japan. A portion of the ordinary shares are beneficially owned via direct or indirect subsidiaries of SoftBank Group Corp. As of July 15, 2022, none of the subsidiaries of SoftBank Group Corp. holding our ordinary shares beneficially owned more than 5% of our outstanding ordinary shares, with the exception of Skywalk Finance GK, with its registered office at 1-7-1, Kaigan, Minato-Ku, Tokyo, 105-7537, Japan, which beneficially owned 1,360,000,000, or 6.4% of our outstanding ordinary shares. According to public disclosure by SoftBank, SoftBank has entered into forward contracts and margin loans using a portion of our shares.
(3)	Each ADS represents eight ordinary shares.

We have one class of ordinary shares, and each holder of our ordinary shares is entitled to one vote per share.

As of July 15, 2022, 21,185,107,544 of our ordinary shares (equivalent to 2,648,138,443 ADSs) were outstanding. To our knowledge, 7,184,171,019 ordinary shares (equivalent to 898,021,377 ADSs), representing approximately 34% of our total outstanding shares, were held by 187 record shareholders with registered addresses in the United States, including brokers and banks that hold securities in street name on behalf of their customers. We are not aware of any arrangement that may at a subsequent date, result in a change of control of our company.

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

Summary of Major Related Party Transactions

We have entered into various commercial arrangements with certain of our investees, Ant Group and its affiliates, pursuant to which we receive and provide certain services to these parties. See “— Commercial Arrangements with Investees and Ant Group and Its Affiliates.” In addition, as disclosed in greater detail in the following paragraphs, we have entered into certain major related party transactions in fiscal years 2020, 2021 and 2022, which are summarized in the table below.

Related Party	Transaction Description

SoftBank
●
Amended voting agreement among us, Joe Tsai and SoftBank, and, solely for limited purposes, Jack Ma, which, among others, provides that SoftBank and Joe Tsai will vote their shares in favor of the Alibaba Partnership director nominees, and provides SoftBank with the right to nominate a director.

● Various investments involving SoftBank.
Ant Group and its affiliates	● The SAPA, which was amended in 2018, 2019, 2020 and 2022, pursuant to which we received a 33% equity interest in Ant Group, and which sets forth, among other things, our rights in Ant Group.
● The Alipay commercial agreement, pursuant to which Alipay provides payment and escrow services to us.

Related Party	Transaction Description

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
● Various investments involving Ant Group.

●
We have granted share-based awards to employees of Ant Group; Junhan, a major equity holder of Ant Group, and Ant Group have granted share-based awards to our employees. We, Junhan and Ant Group agreed to settle with each other the cost associated with certain share-based awards granted to each other’s employees upon vesting.

Jack Ma, Joe Tsai, and J. Michael Evans	● We agreed to assume the cost of maintenance, crew and operation of personal aircraft of certain directors and officers where the cost is allocated for business purposes.
Investment funds affiliated with Jack Ma	● Various investments involving the Yunfeng Funds, investment funds affiliated with Jack Ma.
Jack Ma	● Jack Ma, formerly one of our directors made certain commitments to us relating to his interest in Ant Group, the Yunfeng Funds and other entities.
Investees	● We extended loans to and provided a guarantee for certain of our investees.
● We have made co-investments with certain of our investees.
Variable interest entities and variable interest entity equity holders	● We operate certain of our businesses in China through contractual arrangements between our relevant subsidiaries, the variable interest entities and variable interest entity equity holders.
Directors and executive officers	● We entered into indemnification agreements with our directors and executive officers.
● We entered into employment agreements with our directors and executive officers.
● We grant equity incentive awards to our directors and executive officers.

Commercial Arrangements with Investees and Ant Group and Its Affiliates

The following table summarizes the services fees paid to Ant Group and its affiliates in fiscal years 2020, 2021 and 2022.

		Year Ended March 31,
		2020	2021	2022
Related Party	Transaction	RMB	RMB	RMB	US$

		(in millions)
Ant Group and its affiliates	Payment processing and escrow services fee	8,723	10,598	11,824	1,865
	Administrative and support services	124	218	161	25
	Marketplace software technology services fee and others(1)	2,619	4,291	3,381	533

Note:

(1)	Marketplace software technology services fee and others primarily relates to marketing support services in connection with our retail marketplaces.

Certain of our investees have entered into commercial arrangements with us in connection with certain logistics services they provide to us. In fiscal years 2020, 2021 and 2022, we incurred costs and expenses of RMB8,265 million, RMB11,068 million and RMB13,120 million (US$2,070 million), respectively, for these logistics services. In fiscal year 2022, these costs and expenses accounted for 1.7% of our costs and expenses.

Certain of our investees have also entered into commercial arrangements with us in connection with certain marketing services they provide to our business. In fiscal years 2020, 2021 and 2022, we incurred costs and expenses of RMB1,146 million, RMB1,394 million and RMB976 million (US$154 million), respectively, for these marketing services. In fiscal year 2022, these costs and expenses accounted for 0.1% of our costs and expenses.

Other than the foregoing, the aggregate service fees we paid to other related parties accounted for less than 1% of total costs and expenses in each of fiscal years 2020, 2021 and 2022.

The following table summarizes the services fees received from Ant Group and its affiliates in fiscal years 2020, 2021 and 2022.

		Year Ended March 31,
		2020	2021	2022
Related Party	Transaction	RMB	RMB	RMB	US$

		(in millions)
Ant Group	Software technology services fee and license fee(1)	3,835	—	—	—
Ant Group and its affiliates	Annual fee for SME loan business(2)	954	954	708	112
	Administrative and support services	1,224	1,208	1,165	184
	Cloud services fee	1,872	3,916	5,536	873
	Marketplace software technology services fee and others	2,075	2,427	2,358	372

Notes:

(1)	Terminated in September 2019 following our receipt of a 33% equity interest in Ant Group.
(2)	Pursuant to our agreement with Ant Group, we received these annual fees for a term of seven years, commencing in 2015 and ending in 2021.

We have entered into commercial arrangements with certain of our investees related to logistics services. In fiscal years 2020, 2021 and 2022, we recognized revenue of RMB1,400 million, RMB1,732 million and RMB1,728 million (US$273 million), respectively, in connection with these logistics services. In fiscal year 2022, this revenue accounted for 0.2% of our revenue.

We have also entered into commercial arrangements with certain of our investees related to cloud services. In fiscal years 2020, 2021 and 2022, we recognized revenue of RMB1,548 million, RMB2,411 million and RMB1,826 million (US$288 million), respectively, for these cloud services. In fiscal year 2022, this revenue accounted for 0.2 % of our revenue.

Other than the related party transactions summarized above, the aggregate payments we received from other related parties accounted for less than 1% of total revenue in each of the fiscal years 2020, 2021 and 2022.

Transactions and Agreements with SoftBank

Amended Voting Agreement

We entered into a voting agreement, which was amended and restated in December 2021, or the amended voting agreement. The amended voting agreement, by and among us, Joe Tsai and SoftBank, and, solely for limited purposes, Jack Ma, provides SoftBank with the right to nominate one director to our board of directors who will, subject to certain conditions, have the right to receive notices and materials for all meetings of our committees and to join these meetings as an observer, which rights are also reflected in our Memorandum and Articles of Association. These nomination rights will terminate when SoftBank’s shareholding declines below 15% of our outstanding shares. The voting agreement also contains provisions to the effect that:

●	SoftBank agrees to:
●	vote its shares in favor of the election of the Alibaba Partnership’s director nominees at each annual general shareholders meeting until SoftBank’s shareholding declines below 15% of our outstanding shares, and
●	grant the voting power of any portion of its shareholdings exceeding 30% of our outstanding ordinary shares to Joe Tsai by proxy (although on December 31, 2021, SoftBank owned less than 30% of our outstanding ordinary shares and, therefore, Joe Tsai did not have voting power over any ordinary shares held by SoftBank);
●	Joe Tsai will vote his shares and any other shares over which he holds voting rights in favor of the election of the SoftBank director nominee at each annual general shareholders meeting in which the SoftBank nominee stands for election until SoftBank’s shareholding declines below 15% of our outstanding ordinary shares;
●	each party to the voting agreement will use its commercially reasonable efforts to cause any other person with whom it jointly files a statement (or an amendment to a statement) on Schedule 13D or Schedule 13G pursuant to the U.S. Exchange Act to become a party to the voting agreement and vote its shares in favor of SoftBank’s and the Alibaba Partnership’s director nominees pursuant to the foregoing; and
●	SoftBank will receive certain information rights in connection with the preparation of their financial statements.

SoftBank’s proxy obligations described above shall (a) not apply in respect of any proposal submitted to our shareholders that may result in an issuance of shares or other equity interests of us, including securities exchangeable or convertible into shares, that would increase the amount of our then-outstanding shares by 3% or more and (b) terminate when Jack Ma owns less than 1% of our outstanding shares on a fully diluted basis or if we materially breach the voting agreement.

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

Agreements and Transactions Related to Ant Group and Its Subsidiaries

Ownership of Ant Group and Alipay

We originally established Alipay in December 2004 to operate our payment services business. In June 2010, the PBOC issued new regulations that required non-bank payment companies to obtain a license in order to operate in China. These regulations provided specific guidelines for license applications only for domestic PRC-owned entities. These regulations stipulated that, in order for any foreign-invested payment company to obtain a license, the scope of business, the qualifications of any foreign investor and any level of foreign ownership would be subject to future regulations to be issued, which in addition would require approval by the State Council of the PRC. Furthermore, these regulations required that any payment company that failed to obtain a license must cease operations by September 1, 2011. Although Alipay was prepared to submit its license application in early 2011, at that time the PBOC had not issued any guidelines applicable to license applications for foreign-invested payment companies. In light of the uncertainties relating to the license qualification and application process for a foreign-invested payment company, our management determined that it was necessary to restructure Alipay as a company wholly-owned by PRC citizens in order to avail Alipay of the specific licensing guidelines applicable only to domestic PRC-owned entities. Accordingly, we divested all of our interest in and control over Alipay in 2011, which resulted in deconsolidation of Alipay from our financial statements. This action enabled Alipay to obtain a payment business license in May 2011 without delay and without any detrimental impact to our China retail marketplaces or to Alipay.

Following the divestment of our interest in and control over Alipay, effective in the first calendar quarter of 2011, the ownership structure of Alipay’s parent entity, Ant Group, was changed so that Jack Ma held a substantial majority of the equity ownership interest in Ant Group. The ownership structure of Ant Group subsequently was further restructured. Ant Group also completed several rounds of equity financing. In September 2019, we received a newly issued 33% equity interest in Ant Group following the satisfaction of the closing conditions set forth in the SAPA, as amended in 2018 and 2019. As of March 31, 2022, Junhan and Junao held more than 50% of Ant Group’s equity interest, we held 33% and other shareholders held the remaining equity interest. The general partner of Junhan and Junao is an entity that was previously wholly-owned by Jack Ma. In August 2020, Jack Ma transferred 66% of the equity interest in such general partner entity but retained control over the equity interests in Ant Group held by Junhan and Junao. Through an agreement with the transferees as well as the articles of association of the general partner entity, Jack Ma has control over resolutions passed at general meetings of the general partner entity that relate to the exercise of rights by Junhan and Junao as shareholders of Ant Group.

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

We understand that it is the intention of the shareholders of Ant Group that:

●	Jack Ma’s direct and indirect economic interest in Ant Group (for the avoidance of doubt, other than the equity stake in Ant Group held by our company) will be reduced over time to a percentage that does not exceed his and his affiliates’ interest in our company as of the time immediately prior to the completion of our initial public offering (the percentage of our ordinary shares Jack Ma and his affiliates beneficially owned immediately prior to the completion of our initial public offering was 8.8%) and that this reduction will be caused in a manner by which neither Jack Ma nor any of his affiliates would receive any economic benefit thereby. See “— Commitments of Jack Ma to Alibaba Group” below. We have been informed by Ant Group that the proposed reduction of Jack Ma’s economic interest is expected to be accomplished through a combination of future share-based awards to employees and dilutive issuances of equity in Ant Group, among others;
●	from time to time, additional economic interests in Ant Group in the form of interests similar to share appreciation rights issued by Junhan will be transferred to employees of Ant Group and our employees; and
●	Ant Group may raise equity capital from investors in the future in order to finance its business expansion, with the effect that the shareholding of Junao and Junhan in Ant Group will be reduced through dilution (the amount of dilution would depend on future valuations and the amount of equity capital to be raised).

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

Restructuring of Our Relationship with Ant Group and Alipay, 2019 Equity Issuance, and Related Amendments

On August 12, 2014, we entered into a share and asset purchase agreement, which we refer to as the SAPA, and entered into or amended certain ancillary agreements including an amendment and restatement of the 2011 IPLA, or the 2014 IPLA. Pursuant to these agreements, we restructured our relationships with Ant Group and Alipay and terminated the 2011 framework agreement. On February 1, 2018, we amended both the SAPA and the Alipay commercial agreement, and agreed with Ant Group and certain other parties on forms of certain ancillary agreements. On September 23, 2019, we further amended the SAPA. The relevant amendments were entered into or agreed to facilitate our acquisition of a 33% equity interest in Ant Group. On August 24, 2020, we further amended the SAPA, the Alipay commercial agreement and certain other agreements, referred to as the 2020 Amendments. The 2020 Amendments were made primarily to facilitate Ant Group’s planned IPO on the Science and Technology Innovation Board of the Shanghai Stock Exchange and on the Main Board of the Hong Kong Stock Exchange.

On July 25, 2022, we and Ant Group further amended the SAPA and the Alipay commercial agreement (such further amendments, the “2022 Amendments”), with certain amendments to take effect on August 13, 2022. The 2022 Amendments were made primarily to improve our ability to maximize our competitive advantage, enhance the economic benefit from our equity interest in Ant Group and help us better manage related party and other risks arising from changes in the regulatory and operational environment.

Apart from the 2018, 2019, 2020 and 2022 amendments to our agreements with Ant Group described below, the key terms of our agreements with Ant Group and Alipay from the 2014 restructuring remain substantially unchanged.

Sale of SME Loan Business and Certain Other Assets

Pursuant to the SAPA, we sold certain securities and assets primarily relating to our SME loan business and other related services to Ant Group in February 2015. In addition, pursuant to software system use and service agreements relating to the know-how and related intellectual property that we agreed to sell together with the SME loan business and related services, we received annual fees for a term of seven years, commencing in 2015 and ending in 2021. These fees, which were recognized as other revenue, were determined as follows: for calendar years 2015 to 2017, the entities operating the SME loan business paid an annual fee equal to 2.5% of the average daily balance of the SME loans provided by these entities, and in calendar years 2018 to 2021, these entities paid an annual fee equal to the amount of the fees paid in calendar year 2017. In fiscal years 2020, 2021 and 2022, the annual fees we received from Ant Group and its affiliates in connection with the SME loan business amounted to RMB954 million, RMB954 million and RMB708 million (US$112 million), respectively.

For regulatory reasons, we retained approximately RMB1,225 million of the existing SME loan portfolio upon the completion of the transfer of the SME loan business. These loans have been repaid. We do not intend to conduct any new SME loan business going forward.

Issuance of Equity Interest

In September 2019, following the satisfaction of the closing conditions, we received through an onshore PRC subsidiary the issuance of a 33% equity interest in Ant Group pursuant to the SAPA, as amended in 2018 and 2019, or the Issuance. We believe that the acquisition of the 33% equity interest in Ant Group has strengthened our strategic relationship pursuant to the series of agreements initially reached with Ant Group in 2014.

Pursuant to the SAPA, as amended in 2018 and 2019, the consideration we paid to receive the newly issued 33% equity interest in Ant Group was fully funded by payments from Ant Group and its subsidiaries to us in consideration for certain intellectual property and assets that we transferred under the SAPA, as amended in 2018 and 2019.

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

Financial and Accounting Treatment upon Issuance of Equity Interest in Ant Group

There was no material operational and economic impact on us as a result of our receipt of the 33% equity interest in Ant Group in 2019, but we changed our accounting for our relationship with Ant Group as a result of the Issuance. Upon the Issuance, and our transfer of certain intellectual property to Ant Group and its subsidiaries, the profit share arrangement under the 2014 IPLA was terminated. For the years ended March 31, 2020, 2021 and 2022, the profit share payments recorded in “Other income, net” in our consolidated income statements amounted to RMB3,835 million, nil and nil, respectively. Following our receipt of the Issuance, we no longer received any profit share payments from Ant Group. Following the Issuance, we accounted for our equity interest in Ant Group under the equity method and recorded it in “Investment in equity method investees” on our consolidated balance sheet. In fiscal year 2020, we recognized a one-time gain of RMB71.6 billion in relation to the receipt of the 33% equity interest in Ant Group. Subsequent to the Issuance, we record our proportionate share of results of Ant Group in “Share of results of equity method investees” in our consolidated income statements on a one quarter in-arrears basis.

Regulatory Unwind

Prior to the 2020 Amendments, the SAPA as amended in 2018 and 2019, provided that, if a relevant governmental authority prohibits us from owning all or a portion of our equity interest in Ant Group after the equity issuance has occurred through enactment of a law, rule or regulation, or explicitly requires Ant Group to redeem this equity interest, and the prohibition or request is not subject to appeal and cannot otherwise be resolved, then to the extent necessary, Ant Group will redeem the equity interest; the related intellectual property and asset transfers, and ancillary transactions under the SAPA will be unwound; and the terms of the SAPA, the 2014 IPLA, and other related agreements will be restored, including the prior profit share payments and liquidity event payment (which would be payable to us in the event of a qualified IPO of Ant Group or Alipay, in an amount equal to 37.5% of the equity value of Ant Group as a whole, immediately prior to the qualified IPO). If there is a partial unwind where we retain a portion of our equity interest in Ant Group, but less than the full 33%, then pursuant to the terms of the SAPA and the 2014 IPLA, the prior profit share payment arrangement and liquidity event payment amount will be proportionately reduced based on the amount of equity interest retained by us. Pursuant to the 2020 Amendments, these provisions would terminate upon the completion of a qualified IPO of Ant Group. However, pursuant to the 2020 Amendments and the 2022 Amendments, if a qualified IPO of Ant Group has not been completed within the prescribed period of time, the foregoing rights will no longer be subject to termination upon the completion of a qualified IPO of Ant Group.

In 2011, Jack Ma and Joe Tsai contributed 280,000,000 and 120,000,000 of our Shares, respectively, after having accounted for the Share Split, held by them to APN Ltd. (“APN”), a vehicle they established to hold these shares. Prior to June 2, 2022, the shares of APN, as well as the 400,000,000 Shares, after having accounted for the Share Split, held by APN, were pledged to us to secure certain obligations of Ant Group under the SAPA and the Alipay commercial agreement, as well as the direct liability of APN for up to US$500 million of the liquidity event payment if any liquidity event payment becomes due. On June 2, 2022, we agreed with Jack Ma, Joe Tsai and APN to terminate the pledges in relation to the shares of APN and the 400,000,000 Shares, in consideration of personal guarantees provided to us by Jack Ma and Joe Tsai in connection with Ant Group’s remaining contingent payment obligations to us. We believe this transaction reasonably reflects the reduction in Ant Group’s contingent payment obligations to us since 2011 when the pledges were first created, the valuation of which was conducted with help from an independent financial advisor, and the increased financial strength and creditworthiness of Ant Group.

Pre-emptive Rights

Following our receipt of equity interest in Ant Group, we have pre-emptive rights to participate in other issuances of equity securities by Ant Group and certain of its affiliates prior to a qualified IPO of Ant Group. These pre-emptive rights entitle us to maintain the equity ownership percentage we hold in Ant Group immediately prior to any such issuances. In connection with our exercise of our pre-emptive rights we are also entitled to receive certain payments from Ant Group, effectively funding our subscription for these additional equity interests, up to a value of US$1.5 billion, subject to certain adjustments, or the pre-emptive rights funded payments. In addition to these pre-emptive rights and the pre-emptive rights funded payments, under the SAPA (as amended), in certain circumstances we are permitted to exercise pre-emptive rights through an alternative arrangement that will further protect us from dilution.

Certain Restrictions on the Transfer of Ant Group Equity Interests

Under the SAPA (as amended), certain parties thereto, including us in some cases, are subject to restrictions on the transfer of equity interests in Ant Group, including:

●	following our receipt of the Issuance and until the earlier of the completion of a qualified IPO of Ant Group or the termination of the independent director rights provided in the SAPA, without the prior written consent of our company, none of Jack Ma, Joe Tsai (if he holds any equity interest at that time), Junao, Junhan or Ant Group may knowingly transfer any equity in Ant Group to a third-party who would thereby acquire more than 50% of the voting or economic rights in, or assets of, Ant Group; and
●	following our receipt of the Issuance and until the completion of a qualified IPO of Ant Group, any transfer of equity interests in Ant Group by Junao or Junhan, on the one hand, or our company, on the other hand, will be subject to a right of first refusal by the other party.

Non-competition Undertakings

Under the SAPA, subject to certain limitations and unless both parties agree, Ant Group may not engage in any business conducted by us from time to time or logical extensions thereof, and we are restricted from engaging in specified business activities within the scope of business of Ant Group, including the provision and distribution of credit and insurance, the provision of investment management and banking services, payment transaction processing and payment clearing services for third parties, leasing, lease financing and related services, trading, dealing and brokerage with respect to foreign exchange and financial instruments, distribution of securities, commodities, funds, derivatives and other financial products and the provision of credit ratings, credit profiles and credit reports. Each party may, however, make passive investments in competing businesses below specified thresholds, in some cases after offering the investment opportunity to the other party. The 2020 Amendments allow Ant Group to engage in the sale and placement of advertisements by financial institutions solely in connection with financial services on publicly available mobile applications and end-user interfaces majority-owned and operated by Ant Group, an activity that falls within the scope of our business but which Ant Group is permitted to engage in as an exception to the non-compete provisions, subject to certain qualifications. Pursuant to the 2022 Amendments, we have agreed to expand Ant Group’s ability to engage in such sale and placement of advertisements on publicly available mobile applications and end-user interfaces majority-owned and operated by Ant Group. We have also agreed to permit Ant Group to provide technology services in facilitation of the operations of any payment or financial services business to financial institutions and merchants using Ant Group’s payment services, except that Ant Group may not provide any IaaS-related cloud services, and we are allowed to provide services and products relating to payment accounts outside of Mainland China that Ant Group is unable to provide to us or our customers and to provide and distribute credit and insurance in cooperation with financial services business operators to facilitate businesses on our platforms, among other things.

Corporate Governance Provisions

The SAPA, as amended, provides that we and Ant Group will recommend one independent nominee who, subject to the vetting by the nomination and remuneration committee of the board of Ant Group, to the extent required by such committee’s charter (subject to any amendments required by any applicable law or requested by any applicable governmental authority), and subject further to the vetting by applicable governmental authorities, as required by applicable law, will be nominated as a member of its board and serve on the board’s audit committee, and Jack Ma, Joe Tsai (in case he holds any equity interest in Ant Group), Junhan and Junao will agree to vote the equity interests in Ant Group controlled by them in favor of the nomination. If this independent director resigns or the director’s seat otherwise becomes vacant, so long as SoftBank owns at least 20% of our outstanding ordinary shares, and certain other conditions are satisfied, SoftBank and Jack Ma, acting jointly, will select on our behalf the individual to be designated as a replacement director, subject to the approval of the Independent Committee. We are not permitted to approve certain actions to be taken under the SAPA (as amended) and related agreements before we obtain the consent from the Independent Committee.

Upon the Issuance in September 2019, we nominated two of our officers who have been elected to the board of Ant Group pursuant to our rights under the SAPA (as amended).

In each case, these director nomination rights will continue unless we cease to own a certain amount of our post-issuance equity interests in Ant Group, or upon the completion of a qualified IPO of Ant Group, whichever is earlier.

Additional Alibaba Rights

In addition to the rights discussed above, the SAPA, as amended in 2018 and 2019, provides us with certain other rights with respect to Ant Group. These include, among others:

●	customary information rights;
●	approval rights over certain Ant Group or Alipay actions;
●	rights to ensure our ability to participate in any qualified IPO of Ant Group;
●	approval rights (with the consent of the Independent Committee) over increases to the size of Ant Group board resulting in the number of board seats exceeding a certain specific number; and
●	approval rights (with the consent of the Independent Committee) over any Alipay IPO.

Pursuant to the 2020 Amendments, the foregoing rights requiring the Independent Committee’s consent will terminate upon the completion of a qualified IPO of Ant Group. However, pursuant to the 2020 Amendments and the 2022 Amendments, if a qualified IPO of Ant Group has not been completed within the prescribed period of time, these rights will no longer be subject to termination upon the completion of a qualified IPO of Ant Group. For more information, see “— Termination of Alibaba Rights” below.

Termination of Alibaba Rights

Under the SAPA, as amended in 2018 and 2019, certain of our rights with respect to Ant Group were terminated upon our receipt of the Issuance.

In addition, the SAPA, as amended in 2018 and 2019, provides that, in connection with Ant Group or Alipay commencing an IPO process, we and Ant Group will discuss in good faith the amendment or termination of our rights to the extent necessary or advisable to achieve an efficient and successful IPO. Certain of our rights that would be incremental to the rights of other shareholders of Ant Group as of the consummation of the IPO (excluding, among other things, our information rights) will terminate if required by a relevant stock exchange or governmental authority, or if necessary to obtain a legal opinion in connection with the IPO application. If the IPO application is withdrawn or rejected by the relevant authorities, or if the IPO is not consummated within a certain period of time, then any of our rights that were terminated or amended in anticipation of the IPO will be restored.

Pursuant to the 2020 Amendments, the following rights under the SAPA, as amended in 2018 and 2019, will terminate upon the completion of a qualified IPO of Ant Group:

●	our rights to participate in any qualified IPO of Ant Group or Alipay;
●	the Independent Committee’s approval rights over:
●	voluntary transfers of any equity securities of Alipay;
●	increases to the size of Ant Group board resulting in the number of board seats exceeding a certain number; and
●	any Alipay IPO.

If the IPO of Ant Group has not been completed within the prescribed period of time, it is expected that the foregoing Independent Committee’s approval rights will, pursuant to the 2020 Amendments and the 2022 Amendments, no longer be subject to termination upon the completion of a qualified IPO of Ant Group.

Alipay Commercial Agreement

Under the Alipay commercial agreement among us, Alipay and Ant Group, which agreement still remains in place following the 2014 restructuring and the 2018, 2019, 2020 and 2022 amendments to our agreements with Ant Group, each as described above, Alipay provides payment processing and escrow services to us. These services enable settlement of transactions on our marketplaces through a secure payment platform and escrow process. Given the significant transaction volume on our platforms, we pay Alipay a fee for these services on terms that are preferential to us. These preferential terms enable us, with certain exceptions, to make available basic payment processing and escrow services to consumers and merchants on our marketplaces free of charge. We believe that these services provide us with a competitive advantage that otherwise would be diminished without the preferential terms of the Alipay commercial agreement.

The fees that we pay Alipay are based on fee rates and actual payment volumes processed on our marketplaces. The fee rates reflect, among other things, Alipay’s bank-processing costs and operating costs allocable to the services provided to us, and accordingly are subject to adjustment on an annual basis to the extent these costs increase or decline. In connection with the 2014 restructuring, the Alipay commercial agreement was amended to provide that a special independent committee formed by our independent directors and the director designated by SoftBank, or the Independent Committee, must approve the fee rates in advance on an annual basis. The fee rates for the immediately preceding year remain in effect until such time as the annual approval by the Independent Committee has been obtained. In fiscal years 2020, 2021 and 2022, service fees in connection with the payment services provided by Alipay under this agreement amounted to RMB8,723 million, RMB10,598 million and RMB11,824 million (US$1,865 million), respectively. The Alipay commercial agreement has an initial term of 50 years, and is automatically renewable for further periods of 50 years, subject to our right to terminate at any time upon one year’s prior written notice. Prior to the 2020 Amendments, if the Alipay commercial agreement was required by applicable regulatory authorities, including under stock exchange listing rules, to be modified in certain circumstances, a one-time payment may have been payable to us by Ant Group to compensate us for the impact of the adjustment. Certain conforming amendments were made to the Alipay commercial agreement as part of the relevant amendments to our agreements with Ant Group and Alipay described above. Pursuant to the 2020 Amendments, we no longer have the right to receive such one-time payment. This change was made to facilitate the IPO of Ant Group. If the IPO of Ant Group is withdrawn or rejected by governmental authority or is not completed within a certain period of time, the change will be unwound and our right will be restored.

Pursuant to the 2022 Amendments, our right to such one-time payment will no longer be restored. We have considered the probability of such one-time payment becoming payable, the changes in the regulatory and operational environment of our and Ant Group’s businesses and the resultant uncertainty to the two businesses if Ant Group were to remain subject to the obligation to make such one-time payment. We believe that an amendment to the Alipay commercial agreement to remove Ant Group’s obligation to pay such one-time payment will ultimately enhance the economic benefit that we may receive from Ant Group as a result of our equity interest in Ant Group and help us better manage related party and other risks arising from changes in the regulatory and operational environment.

Pursuant to the 2022 Amendments, from August 13, 2023, with respect to any payment processing and escrow services to be provided by Ant Group to us outside of Mainland China, the fee rates and payment-related terms for such services will no longer be governed by the Alipay commercial agreement and will instead be agreed upon between Ant Group and us separately.

Ancillary Agreements

In connection with our entry into the original SAPA in 2014, we also entered into the 2014 IPLA, a data sharing agreement, an amended and restated shared services agreement, a SME loan cooperation framework agreement and a trademark agreement, each of which is described below. On July 25, 2022, we and Ant Group agreed to terminate the data sharing agreement. It is intended that we and Ant Group will, to the extent necessary for each party to provide services to our respective customers, instead negotiate the terms of data sharing arrangements on a case-by-case basis and as permitted by applicable laws and regulations.

Pursuant to the SAPA, as amended in 2018 and 2019, upon the Issuance we also entered into the Amended IPLA, a cross license agreement and various intellectual property transfer agreements in connection with, and to implement, the contemplated intellectual property and asset transfers described in “— Issuance of Equity Interest” above.

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

In fiscal years 2020, 2021 and 2022, under the 2014 IPLA, we recognized royalty and software technology services fees, net of costs incurred by us, amounting to RMB3,835 million, nil and nil, respectively, as other income, and the relevant expense reimbursement amounted to nil, nil and nil, respectively, over the same periods.

Upon our receipt of the Issuance in September 2019, we entered into the Amended IPLA and terminated the 2014 IPLA, and accordingly, the profit share payment arrangement under the 2014 IPLA automatically terminated.

Amended IPLA

Pursuant to the SAPA, as amended in 2018 and 2019, we, Ant Group and Alipay entered into the Amended IPLA upon our receipt of the Issuance, at which time we also transferred certain intellectual property and assets to Ant Group and its subsidiaries and the profit share payment arrangement was terminated, as described in “— Issuance of Equity Interest” above.

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

Trademark Agreement

We and Ant Group entered into a trademark agreement in August 2014, pursuant to which we granted Ant Group a non-transferable, non-assignable and non-sublicensable (except to its subsidiaries) license for it and its sublicensed subsidiaries to continue to use certain trademarks and domain names based on trademarks owned by us, in connection with their payment services business and the SME loan business transferred by us to them, and in the same manner of use as in August 2014, and a non-transferable, non-assignable and non-sublicensable (except to its subsidiaries) license to use other trademarks and domain names based on trademarks owned by us, and in that manner, as we may agree to allow in the future. Pursuant to the trademark agreement, each of the parties further agreed to the rights and limitations that each would have to use the “Ali” name or prefix and the “e-commerce” (and its Chinese equivalent) name, prefix or logo as part of a trademark or domain name in each party’s and its subsidiaries’ respective businesses. Neither party is required to pay any fees under this agreement, and, apart from the licenses and rights set forth in the agreement, there will be no other exchange of value in connection with this agreement. Pursuant to the SAPA, following our receipt of the Issuance, we transferred and are in the process of transferring to Ant Group ownership of several of the trademarks and domain names licensed by us to Ant Group. However, the trademark agreement will remain in effect in accordance with its terms following the transaction to provide for a continued license of other trademarks that we will continue to own.

Shared Services Agreement and Other Commercial Arrangements with Ant Group

We and Ant Group entered into a shared services agreement, which was amended and restated in August 2020 in connection with the 2020 Amendments to the SAPA. Pursuant to the shared services agreement, we and Ant Group provide certain administrative and support services to each other and our respective affiliates. We also provide Ant Group and its affiliates with cloud computing services, marketplace software technology services and other services. See “—Commercial Arrangements with Investees and Ant Group and Its Affiliates.”

Agreements Entered into in 2020

Arrangements to Acquire Further Shares in an IPO of Ant Group

In 2020, we entered into certain agreements with Ant Group, pursuant to which we may subscribe for additional shares in Ant Group as part of an IPO of Ant Group, such that we may continue to hold an equity interest not exceeding 33% in Ant Group upon the completion of such IPO of Ant Group.

Documents to Implement Transfers of IP Contemplated by SAPA (As Amended)

In connection with the 2020 Amendments, we entered into a number of agreements pursuant to which we transferred to Ant Group certain intellectual property exclusively relating to the business of Ant Group in connection with the IPO of Ant Group, which transfers were contemplated by the SAPA, as amended in 2018 and 2019. Ant Group would be required to transfer such intellectual property back to us if the IPO of Ant Group is not completed within a certain period of time. Pursuant to the 2022 Amendments, having considered the relevant insignificance of such intellectual property to us and the uncertainties associated with any such requirements to transfer such intellectual property back to us in light of the regulatory and operational changes, we agreed that Ant Group would no longer be required to transfer such intellectual property to us regardless of whether the IPO of Ant Group is completed.

Investments Involving Ant Group

We have invested in businesses in which Ant Group is a shareholder or co-invested with Ant Group in other businesses. For instance, in fiscal year 2020, we, Ant Group and Yunfeng invested in Meinian, a company that is listed on the Shenzhen Stock Exchange and offers health examination, health evaluation, health consulting and other services.

Share-based Award Arrangements

Certain of our employees hold share-based awards granted by Junhan and Ant Group, and certain employees of Ant Group hold share-based awards granted by us. These awards will be settled by respective grantors upon disposal of these awards by the holders, vesting or exercise of these awards, depending on the forms of these awards. In addition, Junhan and Ant Group have the right to repurchase the vested awards (or any underlying equity for the settlement of the vested awards) granted by them, as applicable, from the holders upon an initial public offering of Ant Group or the termination of the holders’ employment with us at a price to be determined based on the then fair market value of Ant Group.

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

Transactions with Entities Affiliated with Our Directors and Officers

Jack Ma, formerly one of our directors, Joe Tsai, our executive vice chairman, and J. Michael Evans, our president and director, have purchased their own aircraft for both business and personal use. These individuals have waived any leasing fees for the use of such aircraft in connection with the performance of their duties as our directors and executive officers, and we have agreed to assume the cost of maintenance, crew and operation of the aircraft where the cost is allocated for business purposes. Since 2020, we stopped paying any costs for the aircraft of Jack Ma and J. Michael Evans.

Relationship with Investment Funds Affiliated with Jack Ma

Jack Ma currently holds minority interests in the general partners of a number of Yunfeng investment funds, in which he is entitled to receive a portion of carried interest proceeds. We refer to these funds collectively as the Yunfeng Funds. He also holds minority interests in certain investment advisor entities of certain Yunfeng Funds. In addition, Jack Ma, his wife, certain trusts established for the benefit of his family and certain entities controlled by Jack Ma and his wife have committed, or are expected to commit, funds to the general partners or as limited partners of certain Yunfeng Funds.

Jack Ma has either non-voting interests or has waived the exercise of his voting power with respect to his interests in each of the investment advisor entities and the managing entities of certain Yunfeng Funds. Jack Ma has also agreed to donate all distributions of (x) carried interest proceeds he may receive in respect of the Yunfeng Funds and (y) dividends he may receive with respect to his holdings of shares in any investment advisor entity of the Yunfeng Funds, which we collectively refer to as the Yunfeng GP Distributions, to, or for the benefit of, the Alibaba Group Charitable Fund or other entities identified by Jack Ma that serve charitable purposes. In addition, Jack Ma has agreed that, other than his income tax obligations arising from recognition of income from Yunfeng GP Distributions, he will not claim any charitable deductions with respect to donations of his Yunfeng GP Distributions against his other income tax obligations. See “— Commitments of Jack Ma to Alibaba Group” below. We believe that, through its expertise, knowledge base and extensive network of contacts in private equity in China, Yunfeng will assist us in developing a range of relevant strategic investment opportunities.

The Yunfeng Funds have historically entered into co-investment transactions with us and third parties. We have also invested in other businesses in which the Yunfeng Funds are shareholders. For instance, in fiscal year 2020, we, Ant Group and Yunfeng invested in Meinian.

Commitments of Jack Ma to Alibaba Group

Jack Ma, formerly one of our directors, has confirmed the following commitments to our board of directors:

●	He intends to reduce and thereafter limit his direct and indirect economic interest in Ant Group over time (for the avoidance of doubt, other than the equity stake in Ant Group held by our company), to a percentage that does not exceed his and his affiliates’ interest in our company immediately prior to our initial public offering and that the reduction will occur in a manner by which neither Jack Ma nor any of his affiliates would receive any economic benefit;
●	He will donate all of his Yunfeng GP Distributions to, or for the benefit of, the Alibaba Group Charitable Fund or other entities identified by him that serve charitable purposes;
●	Other than his income tax obligations arising from recognition of income from Yunfeng GP Distributions, he will not claim any charitable deductions with respect to donations of his Yunfeng GP Distributions against his other income tax obligations; and
●	If required by us, while he remains an Alibaba executive, he will assume for our benefit legal ownership of investment vehicles, holding companies and variable interest entities that further our business interests in Internet, media and telecom related businesses and, in this case, he will disclaim all economic benefits from his ownership and enter into agreements to transfer any benefits to us (or as we may direct) when permitted by applicable law.

Transactions with Other Investees

We have extended loans to certain of our investees for working capital and other uses in conjunction with our investments. As of March 31, 2022, the aggregate outstanding balance of these loans was RMB3,000 million (US$473 million), with remaining terms of up to four years and interest rates of up to 10% per annum.

We have agreed to provide a guarantee for a term loan facility of HK$7.7 billion (US$1.0 billion) in favor of Cingleot, a company that is partially owned by Cainiao Network, in connection with a logistic center development project at the Hong Kong International Airport. As of the date of this annual report, HK$3,413 million (US$436 million) was drawn down by that entity under this facility.

We have also co-invested with certain of our investees in other businesses. For example, we have made co-investments with Hangzhou Hanyun Xinling Equity Investment Fund Partnership and New Retail Strategic Opportunities Fund, L.P. (both of which are our investees that focus on retail-related businesses) in a number of companies, including Red Star Macalline Group Corporation Limited and Sun Art.

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

The amounts relating to these services provided and received represent less than 1% of our revenue and total costs and expenses, respectively, for the years ended March 31, 2020, 2021 and 2022.

Contractual Arrangements among Our Subsidiaries, Variable Interest Entities and the Variable Interest Entity Equity Holders

Chinese law restricts foreign ownership in enterprises that provide value-added telecommunications services, which includes the ICPs. As a result, we operate our Internet businesses and other businesses in which foreign investment is restricted or prohibited in China through contractual arrangements between our relevant subsidiaries, the variable interest entities, which, where applicable, hold the ICP licenses and other regulated licenses and generally operate our Internet businesses and other businesses in which foreign investment is restricted or prohibited, and the variable interest entity equity holders. For a description of these contractual arrangements, see “Item 4. Information on the Company — C. Organizational Structure — Contractual Arrangements among Our Subsidiaries, Variable Interest Entities and the Variable Interest Entity Equity Holders.”

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

ITEM 8.    FINANCIAL INFORMATION

A.   Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements.”

Legal and Administrative Proceedings

We are involved from time to time, and may in the future be involved in, litigation, claims or other disputes in the ordinary course of business regarding, among other things, contract disputes with our customers, copyright, trademark and other intellectual property infringement claims, consumer protection claims, employment related cases and other matters, as well as disputes between our merchants and consumers or pursuant to anti-monopoly or anti-unfair competition laws or involving high amounts of alleged damages. We have also been, and may in the future be, involved in litigation, regulatory investigations or inquiries and administrative proceedings that may not necessarily arise from our ordinary course of business, such as securities class action lawsuits and investigations or inquiries by securities regulators.

We establish balance sheet provisions relating to potential losses from litigation based on estimates of the losses. For this purpose, we classify potential losses as remote, reasonably possible or probable. We analyze potential outcomes from current and potential litigation and proceedings as loss contingencies in accordance with U.S. GAAP.

Pending SEC Inquiry

In early 2016, the SEC informed us that it had initiated an investigation into whether there have been any violations of the federal securities laws. The SEC has requested that we voluntarily provide it with documents and information relating to, among other things, our consolidation policies and practices (including our prior practice of accounting for Cainiao as an equity method investee), our policies and practices applicable to related party transactions in general, and our reporting of operating data from the 11.11 Global Shopping Festival. We are voluntarily disclosing this SEC request for information and cooperating with the SEC and, through our legal counsel, have been providing the SEC with requested documents and information. We believe we have fully responded to the SEC’s inquiries. The SEC advised us that the initiation of a request for information should not be construed as an indication by the SEC or its staff that any violation of the federal securities laws has occurred.

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

On January 12, 2021, four plaintiff groups filed Motions to Consolidate and Motions for Appointment as Lead Plaintiff under the Private Securities Litigation Reform Act (“PSLRA”), seeking consolidation of the Ciccarello, Romnek, and Hess Actions and appointment of Lead Plaintiff and Lead Counsel under the PSLRA. The Court consolidated the three actions on April 20, 2021, and appointed Lead Plaintiff on February 10, 2022. On April 22, 2022, Lead Plaintiff filed an Amended Complaint, naming a founder as an additional defendant, and asserting new and existing claims concerning certain antitrust developments and the suspension of Ant Group’s planned initial public offering. On July 21, 2022, Defendants filed motions to dismiss the Amended Complaint.

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

We are a holding company incorporated in the Cayman Islands. In order for us to distribute any dividends to our shareholders and ADS holders, we rely on dividends, loans, and other distributions on equity paid by our operating subsidiaries in China and on remittances, including loans, from variable interest entities in China. Dividend distributions from our PRC subsidiaries to us are subject to PRC taxes, such as withholding tax. In addition, regulations in the PRC currently permit payment of dividends of a PRC company only out of accumulated distributable after-tax profits as determined in accordance with its articles of association and the accounting standards and regulations in China. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in the People’s Republic of China — We rely to a significant extent on dividends, loans and other distributions on equity paid by our operating subsidiaries in China.”

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

Hong Kong Taxation

Our subsidiaries incorporated in Hong Kong were subject to Hong Kong profits tax at a rate of 16.5% in the fiscal years ended March 31, 2020, 2021 and 2022.

Our principal register of members is maintained by our Principal Share Registrar in the Cayman Islands, and our Hong Kong register of members is maintained by the Hong Kong Share Registrar in Hong Kong.

Dealings in our Shares registered on our Hong Kong share register are subject to Hong Kong stamp duty. The stamp duty is charged to each of the seller and purchaser at the rate of 0.13% of the consideration for, or (if greater) the value of, our Shares transferred. In other words, a total of 0.26% is currently payable on a typical sale and purchase transaction of our Shares. In addition, a fixed duty of HK$5.00 is charged on each instrument of transfer (if required).

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

Material United States Federal Income Tax Considerations

The following summary describes the material United States federal income tax consequences of the ownership and disposition of our ordinary shares and ADSs. The discussion set forth below is applicable only to United States Holders that hold ordinary shares or ADSs as capital assets. As used herein, the term “United States Holder” means a beneficial owner of an ordinary share or ADS that is for United States federal income tax purposes:

●	an individual who is a citizen or resident of the United States;
●	a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;
●	an estate the income of which is subject to United States federal income taxation regardless of its source; or
●	a trust if it is subject to the primary supervision of a court within the United States and one or more United States persons has or have the authority to control all substantial decisions of the trust, or if it has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

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

The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, and regulations, rulings and judicial decisions thereunder as of the date of this annual report, and the relevant authorities may be replaced, revoked or modified so as to result in United States federal income tax consequences different from those discussed below. In addition, this summary assumes that the Deposit Agreement, and all other related agreements, will be performed in accordance with their terms.

If a partnership (or other entity or arrangement treated as a partnership for United States federal income tax purposes) holds our ordinary shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our ordinary shares or ADSs, you should consult your tax advisors.

This summary does not contain a detailed description of all the United States federal income tax consequences to you in light of your particular circumstances and does not address the Medicare tax on net investment income, United States federal estate and gift taxes or the effects of any state, local or non-United States tax laws. If you are considering the purchase of our ordinary shares or ADSs, you should consult your own tax advisors concerning the United States federal income tax consequences to you in light of your particular situation as well as any consequences arising under other United States federal tax laws and the laws of any other taxing jurisdiction.

ADSs

If you hold ADSs, for United States federal income tax purposes, you generally will be treated as the owner of the underlying ordinary shares that are represented by the ADSs. Accordingly, deposits or withdrawals of ordinary shares for ADSs will not be subject to United States federal income tax.

Taxation of Dividends

Subject to the discussion under “— Passive Foreign Investment Company” below, the gross amount of distributions on the ADSs or ordinary shares (including any amounts withheld to reflect PRC withholding taxes) will be taxable as dividends, to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. The dividends (including withheld taxes) will be includable in your gross income as ordinary income on the day actually or constructively received by you, in the case of the ordinary shares, or by the depositary, in the case of ADSs. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code. The following discussion assumes that all dividends will be paid in U.S. dollars.

Subject to applicable limitations (including a minimum holding period requirement), certain dividends received by non-corporate United States investors from a qualified foreign corporation may be treated as “qualified dividend income” that is subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid by that corporation on ordinary shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that our ADSs (which are listed on the NYSE) are readily tradable on an established securities market in the United States. Thus, subject to the discussion under “— Passive Foreign Investment Company” below, we believe that any dividends we pay on our ordinary shares that are represented by ADSs will be eligible for these reduced tax rates. Since we do not expect that our ordinary shares will be listed on an established securities market in the United States, we do not believe that any dividends that we pay on our ordinary shares that are not represented by ADSs currently meet the conditions required for these reduced tax rates. There also can be no assurance that our ADSs will continue to be readily tradable on an established securities market in the United States in subsequent years. A qualified foreign corporation also includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the United States. In the event that we were deemed to be a PRC resident enterprise under the EIT Law, although no assurance can be given, we might be eligible for the benefits of the income tax treaty between the United States and the PRC, which is hereinafter referred to as the Treaty, and if we were eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether the shares are represented by ADSs, would be eligible for the reduced rates of taxation. See “— People’s Republic of China Taxation” above. You should consult your own tax advisors regarding the application of these rules given your particular circumstances.

Non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a PFIC in the taxable year in which the dividends are paid or in the preceding taxable year. See “— Passive Foreign Investment Company” below.

In the event that we were deemed to be a PRC resident enterprise under the EIT Law, you might be subject to PRC withholding taxes on dividends paid to you with respect to the ADSs or ordinary shares. See “— People’s Republic of China Taxation” above. In that case, subject to certain conditions and limitations (including a minimum holding period requirement) and the Foreign Tax Credit Regulations (as defined below), PRC withholding taxes on dividends may be treated as foreign taxes eligible for credit against your United States federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the ADSs or ordinary shares will be treated as foreign source income and will generally constitute passive category income. However, recently issued United States Treasury regulations that apply to taxes paid or accrued in taxable years beginning on or after December 28, 2021, or the Foreign Tax Credit Regulations, impose additional requirements for foreign taxes to be eligible for a foreign tax credit, and there can be no assurance that those requirements will be satisfied. In addition, if you are eligible for Treaty benefits, any PRC taxes on dividends will not be creditable against your United States federal income tax liability to the extent withheld at a rate exceeding the applicable Treaty rate. Alternatively, instead of claiming a foreign tax credit, you may be able to deduct any otherwise creditable PRC withholding taxes on dividends in computing your taxable income, subject to generally applicable limitations under United States law (including that a United States Holder is not eligible for a deduction for foreign income taxes paid or accrued in a taxable year if such United States Holder claims a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year). The rules governing the foreign tax credit and deductions for foreign taxes are complex. You are urged to consult your tax advisors regarding the Foreign Tax Credit Regulations and the availability of the foreign tax credit or a deduction under your particular circumstances.

To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, as determined under United States federal income tax principles, the distribution will first be treated as a tax free return of capital, causing a reduction in the adjusted basis of the ADSs or ordinary shares (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by you on a subsequent disposition of the ADSs or ordinary shares), and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange, as described under “— Taxation of Capital Gains” below. Consequently, any distributions in excess of our current and accumulated earnings and profits will generally not give rise to foreign source income and you will generally not be eligible for a foreign tax credit for any PRC withholding tax imposed on those distributions unless the credit can be applied (subject to applicable limitations) against United States federal income tax due on other foreign source income in the appropriate category for foreign tax credit purposes. However, we do not expect to keep earnings and profits in accordance with United States federal income tax principles. Therefore, you should expect that a distribution will generally be reported as a dividend (as discussed above).

Distributions of ADSs, ordinary shares or rights to subscribe for ADSs or ordinary shares that are received as part of a pro rata distribution to all of our shareholders generally will not be subject to United States federal income tax. Consequently, these distributions will generally not give rise to foreign source income and you will generally not be eligible for a foreign tax credit for any PRC withholding tax imposed on these distributions unless the credit can be applied (subject to applicable limitations) against United States federal income tax due on other foreign source income in the appropriate category for foreign tax credit purposes.

Passive Foreign Investment Company

Based on the past and projected composition of our income and assets, and the valuation of our assets, including goodwill, we do not believe we were a PFIC for our most recent taxable year, and we do not expect to become a PFIC in the current taxable year or the foreseeable future, although there can be no assurance in this regard.

In general, we will be a PFIC for any taxable year in which:

●	at least 75% of our gross income is passive income; or
●	at least 50% of the value (generally determined on a quarterly basis) of our assets for that taxable year is attributable to assets that produce or are held for the production of passive income.

For this purpose, passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). In addition, cash and other assets readily convertible into cash are generally considered passive assets. If we own at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income. However, it is not entirely clear how the contractual arrangements between us and the variable interest entities will be treated for purposes of the PFIC rules. If it were determined that we do not own the stock of the variable interest entities for United States federal income tax purposes (for instance, because the relevant PRC authorities do not respect these arrangements), we may be treated as a PFIC.

The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in our asset or income composition or in the value of our assets. The calculation of the value of our assets will be based, in part, on the quarterly market value of our ADSs, which is subject to change. Therefore, a decrease in the price of our ADSs may result in our becoming a PFIC. If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares, you will be subject to special tax rules discussed below.

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

In certain circumstances, in lieu of being subject to the special tax rules discussed above, you may make a mark-to-market election with respect to your ADSs or ordinary shares, provided such ADSs or ordinary shares are treated as “marketable stock.” The ADSs or ordinary shares generally will be treated as marketable stock if the ADSs or ordinary shares are regularly traded on a “qualified exchange or other market” (within the meaning of the applicable United States Treasury regulations). Under current law, the mark-to-market election may be available to holders of ADSs since the ADSs are listed on the NYSE, which constitutes a qualified exchange, although there can be no assurance that the ADSs will be “regularly traded” for purposes of the mark-to-market election. Our ordinary shares are listed on the Hong Kong Stock Exchange, which must meet certain trading, listing, financial disclosure and other requirements to be treated as a qualified exchange for these purposes, and no assurance can be given that our ordinary shares will be “regularly traded” for purposes of the mark-to-market election.

If you make an effective mark-to-market election, for each taxable year that we are a PFIC you will include as ordinary income the excess of the fair market value of your ADSs or ordinary shares at the end of the year over your adjusted tax basis in the ADSs or ordinary shares. You will be entitled to deduct as an ordinary loss in each such year the excess of your adjusted tax basis in the ADSs or ordinary shares over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If you make an effective mark-to-market election, in each year that we are a PFIC: (i) any gain you recognize upon the sale or other disposition of your ADSs or ordinary shares will be treated as ordinary income and (ii) any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

Your adjusted tax basis in the ADSs or ordinary shares will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. If you make a mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs or ordinary shares are no longer regularly traded on a qualified exchange or other market or the Internal Revenue Service, or the IRS, consents to the revocation of the election. However, because a mark-to-market election cannot be made for any lower-tier PFICs that we may own (as discussed below), you will generally continue to be subject to the special tax rules discussed above with respect your indirect interest in any such lower-tier PFIC. You are urged to consult your tax advisors about the availability of the mark-to-market election, and whether making the election would be advisable in your particular circumstances.

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

Taxation of Capital Gains

For United States federal income tax purposes, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of our ADSs or ordinary shares in an amount equal to the difference between the amount realized for the ADSs or ordinary shares (net of any Hong Kong stamp duty imposed on such proceeds) and your tax basis in the ADSs or ordinary shares (which should similarly take into account any Hong Kong stamp duty paid in connection with the acquisition of the ADSs or ordinary shares), both determined in U.S. dollars. Subject to the discussion under “— Passive Foreign Investment Company” above, such gain or loss will generally be capital gain or loss and will generally be long-term capital gain or loss if you have held the ADSs or ordinary shares for more than one year. Long-term capital gains of non-corporate United States Holders (including individuals) are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as United States source gain or loss. However, if we were treated as a PRC resident enterprise for EIT Law purposes and PRC tax were imposed on any gain, and if you are eligible for the benefits of the Treaty, you may elect to treat such gain as PRC source gain under the Treaty. If you are not eligible for the benefits of the Treaty or you fail to make the election to treat any gain as PRC source, then you generally would not be able to use a foreign tax credit for any PRC tax imposed on the disposition of our ADSs or ordinary shares unless the credit can be applied (subject to applicable limitations) against United States federal income tax due on other foreign source income in the appropriate category for foreign tax credit purposes. However, pursuant to the Foreign Tax Credit Regulations, if you do not elect to treat any gain as PRC source gain under the Treaty, any PRC tax imposed on such gain would generally not be a foreign income tax eligible for a foreign tax credit (regardless of any other income that you may have that is derived from foreign sources). In such case, however, the non-creditable PRC tax may reduce the amount realized on the disposition of our ADSs or ordinary shares. You will be eligible for the benefits of the Treaty if, for purposes of the Treaty, you are a resident of the United States, and you meet other requirements specified in the Treaty. Because the determination of whether you qualify for the benefits of the Treaty is fact intensive and depends upon your particular circumstances, you are specifically urged to consult your tax advisors regarding your eligibility for the benefits of the Treaty. You are also urged to consult your tax advisors regarding the tax consequences in case any PRC tax is imposed on gain on a disposition of our ADSs or ordinary shares, including the availability of the foreign tax credit and the election to treat any gain as PRC source, under your particular circumstances.

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

Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is furnished to the IRS in a timely manner.

Certain United States Holders are required to report information relating to ADSs or ordinary shares, subject to certain exceptions (including an exception for ADSs or ordinary shares held in accounts maintained by certain financial institutions), by attaching a complete IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold the ADSs or ordinary shares. You are urged to consult your own tax advisors regarding information reporting requirements relating to your ownership of the ADSs or ordinary shares.

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

The SEC also maintains an Internet website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Our annual report and some of the other information submitted by us to the SEC may be accessed through this website.

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

As of March 31, 2022, approximately 30% of our total debt (including bank borrowings and unsecured senior notes) carries floating interest rates and the remaining 70% carries fixed interest rates. We have entered into various agreements with various financial institutions as counterparties to swap a certain portion of our floating interest rate debt to effectively become fixed interest rate debt. After taking these interest rate swaps into consideration, approximately 28% of our total debt carries floating interest rates and the remaining 72% carries fixed interest rates as of March 31, 2022. All of the abovementioned interest rate derivatives are designated as cash flow hedges and we expect these hedges to be highly effective. Certain of our indebtedness carries floating interest rates based on a spread over LIBOR. As a result, the interest expenses associated with these indebtedness will be subject to the potential impact of any fluctuation in LIBOR. Uncertainties surrounding the phase-out of LIBOR may cause a sudden and prolonged increase or decrease in LIBOR, which could adversely affect our operating results and financial condition, as well as our cash flows. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Industry — We are subject to interest rate risk in connection with our indebtedness.”

As of March 31, 2021 and 2022, if interest rates increased/decreased by 1%, with all other variables having remained constant, and assuming the amount of interest-bearing assets and debts that bear floating interest were outstanding for the entire respective years, our profit attributable to equity owners would have been RMB4,845 million and RMB4,457 million (US$703 million) higher/lower, respectively, mainly as a result of higher/ lower interest income from our cash and cash equivalents and short-term investments. The analysis does not include floating interest rate debts whose interests are hedged by interest rate swaps.

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

As of March 31, 2022, we had Renminbi-denominated cash and cash equivalents and short-term investments of RMB269,892 million and U.S. dollar-denominated cash and cash equivalents and short-term investments of US$26,269 million. Assuming we had converted RMB269,892 million into U.S. dollars at the exchange rate of RMB6.3393 for US$1.00 as of March 31, 2022, our total U.S. dollar cash balance would have been US$68,843 million. If the Renminbi had depreciated by 10% against the U.S. dollar, our U.S. dollar cash balance would have been US$64,973 million.

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

In fiscal year 2021 and 2022, if the market price of the respective financial instruments held by us had been 1% higher/lower as of March 31, 2021 and 2022, these instruments would have been approximately RMB1,427 million and RMB1,224 million (US$193 million) higher/lower, respectively, all of which would be recognized as income or loss during the respective period.

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
● Distribution of cash dividends or other cash distributions.
● Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADSs.
● Distribution of securities other than ADSs or rights to purchase additional ADSs.
Up to US$5.00 per 100 ADS (or fraction thereof) per calendar year	● ADS services

As an ADS holder you will also be responsible to pay certain fees and expenses incurred by the depositary and certain taxes and governmental charges such as:

●	taxes (including applicable interest and penalties) and other governmental charges;
●	fees for the transfer and registration of Shares charged by the registrar and transfer agent for the Shares in the Cayman Islands (i.e., upon deposit and withdrawal of Shares);
●	expenses incurred for converting foreign currency into U.S. dollars;
●	expenses for cable, telex and fax transmissions and for delivery of securities;
●	fees and expenses as are incurred by the depositary in connection with compliance with applicable exchange control regulations;
●	cable, telex and facsimile transmission and delivery expenses as expressly provided in the Deposit Agreement; and

●	fees and expenses incurred in connection with the delivery or servicing of Shares on deposit.

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

The Depositary fees payable for cash distributions are generally deducted from the cash being distributed. In the case of distributions other than cash (e.g., stock dividend, rights), the depositary bank charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary bank sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary bank generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the depositary banks.

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

Fees and Payments from the Depositary to Us

Our depositary has agreed to share with us certain fees payable to the depositary by holders of ADSs. For fiscal year 2022, the depositary shared with us US$43 million, after deduction of applicable U.S. taxes.

Conversion between ADSs and Shares

Dealings and Settlement of Shares in Hong Kong

Our Shares trade on the Hong Kong Stock Exchange in board lots of 100 Shares. Dealings in our Shares on the Hong Kong Stock Exchange are conducted in Hong Kong dollars.

The transaction costs of dealings in our Shares on the Hong Kong Stock Exchange include:

●	Hong Kong Stock Exchange trading fee of 0.005% of the consideration of the transaction, charged to each of the buyer and seller;
●	SFC transaction levy of 0.0027% of the consideration of the transaction, charged to each of the buyer and seller;
●	trading tariff of HK$0.50 on each and every purchase or sale transaction. The decision on whether or not to pass the trading tariff onto investors is at the discretion of brokers;
●	transfer deed stamp duty of HK$5.00 per transfer deed (if applicable), payable by the seller;
●	ad valorem stamp duty at a total rate of 0.26% of the consideration for, or (if greater) the value of, the Shares transferred, with 0.13% payable by each of the buyer and seller;
●	stock settlement fee, which is currently 0.002% of the gross transaction value, subject to a minimum fee of HK$2.00 and a maximum fee of HK$100.00 per side per trade;
●	brokerage commission, which is freely negotiable with the broker; and

●	the Hong Kong Share Registrar will charge between HK$2.50 to HK$20.00, depending on the speed of service (or such higher fee as may from time to time be permitted under the Hong Kong Listing Rules), for each transfer of Shares from one registered owner to another, each share certificate canceled or issued by it and any applicable fee as stated in the share transfer forms used in Hong Kong.

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

A deposit of Shares trading in Hong Kong in exchange for ADSs involves the following procedures:

●	If Shares have been deposited with CCASS, the investor must transfer Shares to the depositary’s account with the custodian within CCASS by following the CCASS procedures for transfer and submit and deliver a duly completed and signed conversion form to the depositary (localcustody@citi.com) via his or her broker.

●	If Shares are held outside CCASS, the investor must arrange to deposit his or her Shares into CCASS for delivery to the depositary’s account with the custodian within CCASS, submit and deliver a request for conversion form to the custodian and after duly completing and signing such conversion form, deliver such conversion form to the custodian.
●	Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, if applicable, the depositary will issue the corresponding number of ADSs in the name(s) requested by an investor and will deliver the ADSs to the designated DTC account of the person(s) designated by an investor or his or her broker.
●	The investor (or one of its agents) must deliver a certification to the depositary that (i) the shareholder is not the company or an affiliate of the company, or acting on behalf of the company or one of its affiliates, (ii) the deposited shares are not “restricted securities” (as defined in the Deposit Agreement), and (iii) the deposited shares were acquired in either (a) an open market transaction executed on, or in a “direct business” transaction between a broker and its client reported to, the Hong Kong Stock Exchange, (b) a transaction registered with the SEC under the U.S. Securities Act, or (c) a transaction exempt from registration with the SEC (and the applicable restricted period or distribution compliance period has elapsed).

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

An investor that holds ADSs indirectly through a broker should follow the broker’s procedure and instruct the broker to arrange for cancelation of the ADSs, and transfer of the underlying Shares from Citibank’s account on the CCASS system to the investor’s Hong Kong stock account. The broker, upon receiving instructions from its client, should surrender the ADSs to Citibank and said instructions to Citibank (drcerts@citi.com/citiadr@citi.com/drbrokerservices@citi.com) to cancel the ADSs with share delivery instructions in CCASS.

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

The depositary may refuse to deliver, transfer, or register issuances, transfers and cancelations of ADSs generally when the transfer books of the depositary or our Hong Kong Share Registrar are closed or at any time if the depositary or we determine it advisable to do so or it would violate any applicable law or the depositary’s policies or procedures.

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

Our management, under the supervision and with the participation of our principal executive officer and our principal financial officer, evaluated the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) or 15d-15(e) promulgated under the U.S. Exchange Act, at March 31, 2022. Based on that evaluation, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures are effective in ensuring that information required to be disclosed in the reports that we file or submit under the U.S. Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that information required to be disclosed in the reports that we file or submit under the U.S. Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the U.S. Exchange Act. As required by Rule 13a-15(c) of the U.S. Exchange Act, our management conducted an evaluation of our company’s internal control over financial reporting as of March 31, 2022 based on the framework in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of March 31, 2022.

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

Our independent registered public accounting firm, PricewaterhouseCoopers, has audited the effectiveness of our internal control over financial reporting as of March 31, 2022, as stated in its report, which appears on page F-2 of this annual report.

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

ITEM 16B.    CODE OF ETHICS

Our board of directors has adopted a code of ethics that applies to all of our directors, executive officers and employees. In November 2021, our board of directors amended the code of ethics to, among other things, emphasize the protection of personal information, better highlight regulatory compliance obligations, including in the areas of data security and privacy protection, fair competition, IP protection, anti-bribery, anti-corruption and anti-money laundering, as well as add reference to our anti-sexual harassment code of conduct, and specifically prohibit workplace bullying and harassment. We have filed our code of ethics, as amended in November 2021, as an exhibit to this annual report. The code is also available on our official website under the investor relations section at www.alibabagroup.com.

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers, our principal external auditors, for the periods indicated. We did not pay any other fees to our auditors during the periods indicated below.

	Year ended
	March 31,
	2021	2022

	(in thousands of RMB)
Audit Fees(1)	104,501	125,332
Audit-related Fees(2)	10,128	8,560
Tax Fees(3)	2,346	2,754
All Other Fees(4)	15,405	15,466
Total	132,380	152,112
(1)	“Audit Fees” represents the aggregate fees billed or to be billed for each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements, as well as assistance with and review of documents filed with the SEC and other statutory and regulatory filings.

(2)	“Audit-related Fees” represents the aggregate fees billed in each of the fiscal years listed for the assurance and related services rendered by our principal auditors that are reasonably related to the performance of the audit or review of our financial statements and not reported under “Audit Fees.”
(3)	“Tax Fees” represents the aggregate fees billed in each of the fiscal years listed for the professional tax services rendered by our principal auditors.
(4)	“All Other Fees” represents the aggregate fees billed in each of the fiscal years listed for services rendered by our principal auditors other than services reported under “Audit Fees,” “Audit-related Fees” and “Tax Fees.”

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

ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In May 2019, our board of directors authorized a share repurchase program for an amount of up to US$6.0 billion over a period of two years. In December 2020, our board of directors authorized an upsize of our share repurchase program from US$6.0 billion to US$10.0 billion, for a two-year period through the end of 2022. In August 2021, our board of directors authorized an upsize of our share repurchase program from US$10.0 billion to US$15.0 billion, for a 16-month period through the end of 2022. In March 2022, our board of directors authorized an upsize of our share repurchase program from US$15.0 billion to US$25.0 billion, which is effective through March 2024. During the year ended March 31, 2022, we repurchased approximately 60 million of our ADSs (or 480 million of our ordinary shares) for approximately US$9.6 billion under the share repurchase program. As of March 31, 2022, we had 21.4 billion ordinary shares (equivalent to 2.7 billion ADSs) issued and outstanding.

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

The table below summarizes the repurchases we made in the periods indicated.

				Approximate
				Dollar Value of
	Total Number of			Ordinary Shares
	Ordinary			that May Yet Be
	Shares		Average Price	Purchased Under
	Purchased as		Paid Per	Share
	Part of Share	Total Price	Ordinary	Repurchase
	Repurchase	Paid	Share(1)	Program(2)
Month	Program	(US$, in millions)	(US$)	(US$, in millions)
April 2021	—	—	—	9,882
May 2021	34,197,744	908	26.54	8,974
June 2021	7,711,640	202	26.20	8,772
July 2021	100,547,448	2,522	25.08	6,250
August 2021	96,071,120	2,276	23.69	8,974
September 2021	18,287,200	350	19.13	8,624
October 2021	19,675,496	391	19.87	8,234
November 2021	24,398,392	459	18.82	7,774
December 2021	36,596,320	550	15.02	7,225
January 2022	32,112,928	500	15.56	6,725
February 2022	31,960,000	475	14.86	6,250
March 2022	78,702,544	995	12.64	15,255

(1)	Each ADS represents eight ordinary shares.
(2)	In August 2021, our board of directors authorized an upsize of our share repurchase program from US$10.0 billion to US$15.0 billion. In March 2022, our board of directors authorized an upsize of our share repurchase program from US$15.0 billion to US$25.0 billion.

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

ITEM 16H.    MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.     DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17.    FINANCIAL STATEMENTS

We have provided financial statements pursuant to Item 18.

ITEM 18.    FINANCIAL STATEMENTS

The following financial statements are filed as part of this annual report, together with the report of the independent auditor:

●	Report of Independent Registered Public Accounting Firm
●	Consolidated Income Statements for the years ended March 31, 2020, 2021 and 2022
●	Consolidated Statements of Comprehensive Income for the years ended March 31, 2020, 2021 and 2022
●	Consolidated Balance Sheets as of March 31, 2021 and 2022
●	Consolidated Statements of Changes in Shareholders’ Equity for the years ended March 31, 2020, 2021 and 2022
●	Consolidated Statements of Cash Flows for the years ended March 31, 2020, 2021 and 2022
●	Notes to the Consolidated Financial Statements

ITEM 19.    EXHIBITS

Exhibit Number	Description of Document

1.1(1)	Amended and Restated Memorandum and Articles of Association of the Registrant as currently in effect
2.1(2)	Registrant’s Form of Ordinary Share Certificate
2.2(3)

Deposit Agreement, dated as of September 24, 2014, between the Registrant, the depositary and holders and beneficial holders of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, including the form of American Depositary Receipt

2.3(3)	Form of American Depositary Receipt evidencing American Depositary Shares (included in Exhibit 2.2)
2.4(4)	Amended and Restated Registration Rights Agreement among the Registrant and the persons whose names are set out in Schedule I thereto, dated as of September 18, 2012
2.5

First Amended and Restated Voting Agreement by and among the Registrant, Joseph C. Tsai, SoftBank Group Corp. and certain other shareholders of the Registrant, and solely for limited purposes, Jack Yun Ma, dated as of December 17, 2021

2.6(5)	Indenture, dated as of November 28, 2014, between the Registrant and Bank of New York Mellon as Trustee
2.7(5)	Fifth Supplemental Indenture, dated as of November 28, 2014, between the Registrant and Bank of New York Mellon as Trustee
2.8(5)	Sixth Supplemental Indenture, dated as of November 28, 2014, between the Registrant and Bank of New York Mellon as Trustee
2.9(5)	Form of 3.600% Senior Notes Due 2024 (included in Exhibit 2.7)
2.10(5)	Form of 4.500% Senior Notes Due 2034 (included in Exhibit 2.8)
2.11(6)	Indenture, dated as of December 6, 2017, between the Registrant and Bank of New York Mellon as Trustee

Exhibit Number	Description of Document

2.12(6)	First Supplemental Indenture, dated as of December 6, 2017, between the Registrant and Bank of New York Mellon as Trustee
2.13(6)	Second Supplemental Indenture, dated as of December 6, 2017, between the Registrant and Bank of New York Mellon as Trustee
2.14(6)	Third Supplemental Indenture, dated as of December 6, 2017, between the Registrant and Bank of New York Mellon as Trustee
2.15(6)	Fourth Supplemental Indenture, dated as of December 6, 2017, between the Registrant and Bank of New York Mellon as Trustee
2.16(6)	Fifth Supplemental Indenture, dated as of December 6, 2017, between the Registrant and Bank of New York Mellon as Trustee
2.17(6)	Form of 2.800% Senior Notes Due 2023 (included in Exhibit 2.12)
2.18(6)	Form of 3.400% Senior Notes Due 2027 (included in Exhibit 2.13)
2.19(6)	Form of 4.000% Senior Notes Due 2037 (included in Exhibit 2.14)
2.20(6)	Form of 4.200% Senior Notes Due 2047 (included in Exhibit 2.15)
2.21(6)	Form of 4.400% Senior Notes Due 2057 (included in Exhibit 2.16)
2.22(7)	Amendment to the Amended and Restated Registration Rights Agreement among the Registrant and the persons whose names are set out in Schedule I thereto, dated January 24, 2018
2.23	Description of Securities Registered under Section 12 of the U.S. Exchange Act
2.24(8)	Sixth Supplemental Indenture, dated as of February 9, 2021, between the Registrant and Bank of New York Mellon as Trustee
2.25(8)	Seventh Supplemental Indenture, dated as of February 9, 2021, between the Registrant and Bank of New York Mellon as Trustee
2.26(8)	Eighth Supplemental Indenture, dated as of February 9, 2021, between the Registrant and Bank of New York Mellon as Trustee
2.27(8)	Ninth Supplemental Indenture, dated as of February 9, 2021, between the Registrant and Bank of New York Mellon as Trustee
2.28(8)	Form of 2.125% Senior Notes Due 2031 (included in Exhibit 2.24)
2.29(8)	Form of 2.700% Senior Notes Due 2041 (included in Exhibit 2.25)
2.30(8)	Form of 3.150% Senior Notes Due 2051 (included in Exhibit 2.26)
2.31(8)	Form of 3.250% Senior Notes Due 2061 (included in Exhibit 2.27)
4.1(4)	Form of Indemnification Agreement between the Registrant and its directors and executive officers
4.2(4)	Form of Employment Agreement between the Registrant and its executive officers
4.3	Schedules of Material Differences of Contractual Arrangements of Representative Variable Interest Entities of the Registrant
4.4(4)

Share and Asset Purchase Agreement by and among the Registrant, Zhejiang Ant Small and Micro Financial Services Group Co., Ltd. (currently known as Ant Group), Yahoo! Inc., SoftBank Corp. and the other Parties named therein, dated August 12, 2014

4.5	Second Amended and Restated 2014 Post-IPO Equity Incentive Plan
4.6(4)	Form of Share Retention Agreement between the Registrant and certain members of management
4.7(9)	US$3,000,000,000 Facility Agreement between the Registrant and other parties named therein, dated March 9, 2016
4.8(9)	Syndication and Amendment Agreement, dated May 3, 2016, in respect of a US$3,000,000,000 Facility Agreement dated March 9, 2016
4.9(6)	US$5,150,000,000 Facility Agreement between the Registrant and other parties named therein, dated April 7, 2017

Exhibit Number	Description of Document

4.10(8)	Amendment and Restatement Agreement, dated June 24, 2021, in respect of a US$5,150,000,000 Facility Agreement dated April 7, 2017
4.11(6)	English translation of Loan Agreement, between Hangzhou Zhenxi Investment Management Co., Ltd. and Zhejiang Tmall Technology Co., Ltd., dated January 10, 2018
4.12(6)

English translation of Exclusive Call Option Agreement entered into by and among Hangzhou Zhenxi Investment Management Co., Ltd., Zhejiang Tmall Technology Co., Ltd. and Zhejiang Tmall Network Co., Ltd., dated January 10, 2018

4.13(6)

English translation of Shareholder’s Voting Rights Proxy Agreement entered into by and among Hangzhou Zhenxi Investment Management Co., Ltd., Zhejiang Tmall Technology Co., Ltd. and Zhejiang Tmall Network Co., Ltd., dated January 10, 2018

4.14(6)

English translation of Equity Pledge Agreement entered into by and among Hangzhou Zhenxi Investment Management Co., Ltd., Zhejiang Tmall Technology Co., Ltd. and Zhejiang Tmall Network Co., Ltd., dated January 10, 2018

4.15(6)	English translation of Exclusive Services Agreement entered into between Zhejiang Tmall Network Co., Ltd. and Zhejiang Tmall Technology Co., Ltd., dated January 10, 2018
4.16(10)

Amendment to Share and Asset Purchase Agreement by and among the Registrant, Ant Small and Micro Financial Services Group Co., Ltd. (currently known as Ant Group), SoftBank Group Corp., Jack Ma, Joseph C. Tsai, and the other Parties named therein, dated February 1, 2018

4.17(10)

Amended and Restated Commercial Agreement by and among the Registrant, Zhejiang Ant Small and Micro Financial Services Group Co., Ltd. (currently known as Ant Group) and Alipay.com Co., Ltd., dated February 1, 2018

4.18(11)	Amendment and Restatement Agreement, dated May 29, 2019, in respect of US$4,000,000,000 Facility Agreement dated March 9, 2016
4.19(11)	Facility Agreement relating to a HK$7,653,750,000 term loan facility between the Registrant, as Guarantor, and the other parties named therein, dated May 17, 2019
4.20(11)

English translation of Asset Management Contract of Huatai Securities Asset Management Single Asset Management Plan No. 6 as Part of the Securities Industry’s Support for the Development of Private-owned Enterprises, by and among Alibaba (China) Technology Co., Ltd., Huatai Securities (Shanghai) Asset Management Co., Ltd. and China Merchants Bank Co., Ltd. Suzhou Branch, dated March 26, 2019

4.21

English translation of Supplemental Agreement No.1 to Asset Management Contract of Huatai Securities Asset Management Single Asset Management Plan No. 6 as Part of the Securities Industry’s Support for the Development of Private-owned Enterprises, by and among Alibaba (China) Technology Co., Ltd., Huatai Securities (Shanghai) Asset Management Co., Ltd. and China Merchants Bank Co., Ltd. Suzhou Branch, dated March 17, 2022

4.22

English translation of Supplemental Agreement No.2 to Asset Management Contract of Huatai Securities Asset Management Single Asset Management Plan No. 6 as Part of the Securities Industry’s Support for the Development of Private-owned Enterprises, by and among Alibaba (China) Technology Co., Ltd., Huatai Securities (Shanghai) Asset Management Co., Ltd. and China Merchants Bank Co., Ltd. Suzhou Branch, dated May 31, 2022

4.23(11)

English translation of Asset Management Contract of Huatai Securities Asset Management Single Asset Management Plan No. 7 as Part of the Securities Industry’s Support for the Development of Private-owned Enterprises, by and among Alibaba (China) Technology Co., Ltd., Huatai Securities (Shanghai) Asset Management Co., Ltd. and China Merchants Bank Co., Ltd. Suzhou Branch, dated March 26, 2019

4.24

English translation of Supplemental Agreement No.1 to Asset Management Contract of Huatai Securities Asset Management Single Asset Management Plan No. 7 as Part of the Securities Industry’s Support for the Development of Private-owned Enterprises, by and among Alibaba (China) Technology Co., Ltd., Huatai Securities (Shanghai) Asset Management Co., Ltd. and China Merchants Bank Co., Ltd. Suzhou Branch, dated March 17, 2022

4.25

English translation of Supplemental Agreement No.2 to Asset Management Contract of Huatai Securities Asset Management Single Asset Management Plan No. 7 as Part of the Securities Industry’s Support for the Development of Private-owned Enterprises, by and among Alibaba (China) Technology Co., Ltd., Huatai Securities (Shanghai) Asset Management Co., Ltd. and China Merchants Bank Co., Ltd. Suzhou Branch, dated May 31, 2022

Exhibit Number	Description of Document

4.26(12)

Second Amendment to Share and Asset Purchase Agreement by and among the Registrant, Ant Small and Micro Financial Services Group Co., Ltd. (currently known as Ant Group) and SoftBank Group Corp., dated September 23, 2019

4.27(12)

Second Amended and Restated Intellectual Property License and Software Technology Services Agreement by and among the Registrant, Ant Small and Micro Financial Services Group Co., Ltd. (currently known as Ant Group) and Alipay.com Co., Ltd., dated September 23, 2019

4.28(12)	Cross License Agreement by and between the Registrant and Ant Small and Micro Financial Services Group Co., Ltd. (currently known as Ant Group), dated September 23, 2019
4.29(13)	Third Amendment to Share and Asset Purchase Agreement by and among the Registrant, Ant Group Co., Ltd., SoftBank Group Corp. and the other parties named therein, dated August 24, 2020
4.30(13)	Amendment to Commercial Agreement by and among the Registrant, Ant Group Co., Ltd. and Alipay.com Co., Ltd., dated August 24, 2020
4.31	Fourth Amendment to Share and Asset Purchase Agreement by and among the Registrant, Ant Group Co., Ltd., SoftBank Group Corp. and the other parties named therein, dated July 25, 2022
4.32	Amended and Restated Commercial Agreement by and among the Registrant, Ant Group Co., Ltd. and Alipay.com Co., Ltd., dated July 25, 2022
8.1	List of Subsidiaries and Consolidated Entities of the Registrant
11.1	Code of Ethics of the Registrant
12.1	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1(14)	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2(14)	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of PricewaterhouseCoopers — Independent Registered Public Accounting Firm
15.2	Consent of Fangda Partners
15.3	Consent of Maples and Calder (Hong Kong) LLP
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)
(1)	Previously filed on Form 6-K, dated September 30, 2020 and incorporated herein by reference.
(2)	Previously filed on Form 6-K, dated November 20, 2019 and incorporated herein by reference.
(3)	Previously filed with the Registration Statement on Form F-6 (File No. 333-231579), dated May 17, 2019 and incorporated herein by reference.
(4)	Previously filed with the Registration Statement on Form F-1 (File No. 333-195736), initially filed on May 6, 2014 and incorporated herein by reference.
(5)	Previously filed with our Annual Report on Form 20-F for the Fiscal Year Ended on March 31, 2015 (File No. 001-36614), filed on June 25, 2015 and incorporated herein by reference.
(6)	Previously filed with our Annual Report on Form 20-F for the Fiscal Year Ended on March 31, 2018 (File No. 001-36614), filed on July 27, 2018 and incorporated herein by reference.

(7)	Previously filed on Form 6-K, dated February 26, 2018 and incorporated herein by reference.
(8)	Previously filed with our Annual Report on Form 20-F for the Fiscal Year Ended on March 31, 2021 (File No. 001-36614), filed on July 27, 2021 and incorporated herein by reference.
(9)	Previously filed with our Annual Report on Form 20-F for the Fiscal Year Ended on March 31, 2016 (File No. 001-36614), filed on May 24, 2016 and incorporated herein by reference.
(10)	Previously filed on Form 6-K, dated February 2, 2018 and incorporated herein by reference.
(11)	Previously filed with our Annual Report on Form 20-F for the Fiscal Year Ended on March 31, 2019 (File No. 001-36614), filed on June 5, 2019 and incorporated herein by reference.
(12)	Previously filed with the Registration Statement on Form F-3 (File No. 333-234662), dated November 13, 2019 and incorporated herein by reference.
(13)	Previously filed on Form 6-K, dated August 25, 2020 and incorporated herein by reference.
(14)	Furnished with this annual report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Alibaba Group Holding Limited

By:	/s/ Daniel Yong Zhang
	Name:	Daniel Yong Zhang
	Title:	Chairman and Chief Executive Officer

Date: July 26, 2022

ALIBABA GROUP HOLDING LIMITED

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Alibaba Group Holding Limited

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Alibaba Group Holding Limited and its subsidiaries (the “Company”) as of March 31, 2022 and 2021, and the related consolidated income statements, consolidated statements of comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended March 31, 2022, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of March 31, 2022, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2022 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2022, based on criteria established in Internal Control — Integrated Framework (2013) issued by the COSO.

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

Impairment Assessment on Goodwill Relating to Reporting Units under the Digital Media and Entertainment Segment

As described in Note 2(y) and Note 17 to the consolidated financial statements, as a result of the annual impairment test, the Company recognized goodwill impairment charges of RMB25,141 million relating to one listed and one unlisted reporting units under the Digital media and entertainment segment during the year ended March 31, 2022. The fair value of the unlisted reporting unit is determined using the income approach, which is based on the discounted cash flow analysis derived from management’s best estimate of the future growth rates and weighted average cost of capital. The fair value of the listed reporting unit is determined based on its market capitalization, adjusted for control premium.

The principal considerations for our determination that performing procedures relating to the impairment assessment on goodwill relating to reporting units under the Digital media and entertainment segment is a critical audit matter are the significant judgment and estimation made by management when determining the fair values of these reporting units, which in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating audit evidence relating to the future growth rates, the weighted average cost of capital and the control premium. In addition, the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s impairment assessment on goodwill relating to reporting units under the Digital media and entertainment segment, including controls relating to fair value determination of these reporting units. These procedures also included, among others, testing the fair values of these reporting units as determined by management, which included (i) evaluating the appropriateness of the valuation methods; (ii) testing the completeness, mathematical accuracy and relevance of the key underlying data adopted in the valuation; and (iii) evaluating the reasonableness of the significant assumptions. Evaluating management’s assumptions related to the future growth rates, the weighted average cost of capital and the control premium involved assessing whether the assumptions used by management were reasonable considering (i) the past performance of the reporting unit, and economic and industry forecasts; (ii) the weighted average cost of capital of comparable businesses; and (iii) the consistency with external market and industry data, and the specific facts and circumstances of the reporting unit, respectively. Professionals with specialized skill and knowledge were used to assist in evaluating the appropriateness of the valuation methods, and the reasonableness of the future growth rate for terminal value, the weighted average cost of capital and the control premium estimated by management.

Fair Value Determination Related to Investments in Privately Held Companies Accounted for Using the Measurement Alternative

As described in Note 2(t) and Note 11 to the consolidated financial statements, the Company’s investments in privately held companies accounted for using the measurement alternative were RMB99,270 million as of March 31, 2022. The Company recorded these investments at cost, less impairment, with subsequent adjustments for observable price changes resulting from orderly transactions for identical or similar investments of the same issuer. The Company recorded fair value adjustments to a portion of these investments with observable price changes during the year ended March 31, 2022. The fair value of these investments is determined based on valuation methods using the observable transaction price at the transaction date and other unobservable inputs including volatility, as well as rights and obligations of the securities.

The principal considerations for our determination that performing procedures relating to the fair value determination related to investments in privately held companies accounted for using the measurement alternative is a critical audit matter are the significant judgment and estimation made by management when determining the fair value of the investments with observable price changes, which in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating audit evidence relating to management’s assessment of whether the observable transaction is orderly and whether the investment involved is identical or similar to the Company’s investment of the same issuer and management’s determination of the fair value adjustments. In addition, the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to fair value determination of the investments in privately held companies with observable price changes, including controls over management’s assessment of whether the observable transaction is orderly and whether the investment involved is identical or similar to the Company’s investment of the same issuer and controls over the determination of the fair value adjustments. These procedures also included, among others, testing the fair value of these investments as determined by management, which included (i) evaluating whether the observable transaction is orderly and whether the investment involved is identical or similar to the Company’s investment of the same issuer, (ii) testing the completeness, mathematical accuracy and relevance of key underlying data used in the valuation, and (iii) evaluating the unobservable inputs, including volatility as well as rights and obligations of the securities, as used in the valuation. The volatility was evaluated by considering the external market and industry data of comparable businesses. The rights and obligations of the securities were evaluated by reading the investment agreements. Professionals with specialized skill and knowledge were used to assist in evaluating the reasonableness of the volatility used by management as well as the rights and obligations of the securities.

/s/ PricewaterhouseCoopers

Hong Kong

July 26, 2022

We have served as the Company’s auditor since 1999.

ALIBABA GROUP HOLDING LIMITED

CONSOLIDATED INCOME STATEMENTS

		Year ended March 31,
		2020	2021	2022
		RMB	RMB	RMB	US$
					(Note 2(a))
		(in millions, except per share data)
	Notes
Revenue	5, 22	509,711	717,289	853,062	134,567
Cost of revenue	22	(282,367)	(421,205)	(539,450)	(85,096)
Product development expenses	22	(43,080)	(57,236)	(55,465)	(8,749)
Sales and marketing expenses	22	(50,673)	(81,519)	(119,799)	(18,898)
General and administrative expenses	22	(28,197)	(55,224)	(31,922)	(5,036)
Amortization and impairment of intangible assets		(13,388)	(12,427)	(11,647)	(1,837)
Impairment of goodwill	17	(576)	—	(25,141)	(3,966)
Income from operations		91,430	89,678	69,638	10,985
Interest and investment income, net		72,956	72,794	(15,702)	(2,477)
Interest expense		(5,180)	(4,476)	(4,909)	(774)
Other income, net	22	7,439	7,582	10,523	1,660
Income before income tax and share of results of equity method investees		166,645	165,578	59,550	9,394
Income tax expenses	7	(20,562)	(29,278)	(26,815)	(4,230)
Share of results of equity method investees		(5,733)	6,984	14,344	2,263
Net income		140,350	143,284	47,079	7,427
Net loss attributable to noncontrolling interests		9,083	7,294	15,170	2,393
Net income attributable to Alibaba Group Holding Limited		149,433	150,578	62,249	9,820
Accretion of mezzanine equity		(170)	(270)	(290)	(46)
Net income attributable to ordinary shareholders		149,263	150,308	61,959	9,774
Earnings per share attributable to ordinary shareholders	9
Basic		7.10	6.95	2.87	0.45
Diluted		6.99	6.84	2.84	0.45
Earnings per ADS attributable to ordinary shareholders (one ADS equals eight ordinary shares)	9
Basic		56.82	55.63	22.99	3.63
Diluted		55.93	54.70	22.74	3.59
Weighted average number of shares used in computing earnings per share (million shares)	9
Basic		21,017	21,619	21,558
Diluted		21,346	21,982	21,787

The accompanying notes form an integral part of these consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year ended March 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
				(Note 2(a))
	(in millions)
Net income	140,350	143,284	47,079	7,427
Other comprehensive income (loss):
- Foreign currency translation:
Change in unrealized gains (losses)	3,058	(18,646)	(15,470)	(2,441)
- Share of other comprehensive income of equity method investees:
Change in unrealized losses	(546)	(1,449)	(784)	(124)
- Interest rate swaps under hedge accounting and others:
Change in unrealized (losses) gains	(507)	104	157	25
Other comprehensive income (loss)	2,005	(19,991)	(16,097)	(2,540)
Total comprehensive income	142,355	123,293	30,982	4,887
Total comprehensive loss attributable to noncontrolling interests	8,615	9,005	17,361	2,739
Total comprehensive income attributable to ordinary shareholders	150,970	132,298	48,343	7,626

The accompanying notes form an integral part of these consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED

CONSOLIDATED BALANCE SHEETS

		As of March 31,
		2021	2022
		RMB	RMB	US$
				(Note 2(a))
		(in millions)
	Notes
Assets
Current assets:
Cash and cash equivalents	2(p)	321,262	189,898	29,956
Short-term investments	2(q)	152,376	256,514	40,464
Restricted cash and escrow receivables	10	35,207	37,455	5,908
Equity securities and other investments	11	9,807	8,673	1,368
Prepayments, receivables and other assets	13	124,708	145,995	23,030
Total current assets		643,360	638,535	100,726
Equity securities and other investments	11	237,221	223,611	35,274
Prepayments, receivables and other assets	13	98,432	113,147	17,849
Investments in equity method investees	14	200,189	219,642	34,648
Property and equipment, net	15	147,412	171,806	27,102
Intangible assets, net	16	70,833	59,231	9,343
Goodwill	17	292,771	269,581	42,525
Total assets		1,690,218	1,695,553	267,467

Liabilities, mezzanine equity and shareholders’ equity
Current liabilities:
Current bank borrowings	20	3,606	8,841	1,395
Current unsecured senior notes	21	9,831	—	—
Income tax payable		25,275	21,753	3,431
Accrued expenses, accounts payable and other liabilities	19	261,140	271,460	42,822
Merchant deposits	2(ac)	15,017	14,747	2,326
Deferred revenue and customer advances	18	62,489	66,983	10,566
Total current liabilities		377,358	383,784	60,540
Deferred revenue	18	3,158	3,490	551
Deferred tax liabilities	7	59,598	61,706	9,734
Non-current bank borrowings	20	38,335	38,244	6,033
Non-current unsecured senior notes	21	97,381	94,259	14,869
Other liabilities	19	30,754	31,877	5,028
Total liabilities		606,584	613,360	96,755

The accompanying notes form an integral part of these consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED

CONSOLIDATED BALANCE SHEETS (CONTINUED)

		As of March 31,
		2021	2022
		RMB	RMB	US$
				(Note 2(a))
		(in millions)
	Notes
Commitments and contingencies	24, 25
Mezzanine equity		8,673	9,655	1,523
Shareholders’ equity:
Ordinary shares, US$0.000003125 par value; 32,000,000,000 shares authorized as of March 31, 2021 and 2022; 21,699,031,448 and 21,357,323,112 shares issued and outstanding as of March 31, 2021 and 2022, respectively		1	1	—
Additional paid-in capital		394,308	410,506	64,755
Treasury shares, at cost	2(af)	—	(2,221)	(350)
Subscription receivables		(47)	(46)	(7)
Statutory reserves	2(ag)	7,347	9,839	1,552
Accumulated other comprehensive (loss) income
Cumulative translation adjustments		(18,930)	(33,184)	(5,234)
Unrealized (losses) gains on interest rate swaps and others		(133)	27	4
Retained earnings		554,924	563,557	88,899
Total shareholders’ equity		937,470	948,479	149,619
Noncontrolling interests		137,491	124,059	19,570
Total equity		1,074,961	1,072,538	169,189
Total liabilities, mezzanine equity and equity		1,690,218	1,695,553	267,467

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

ALIBABA GROUP HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (CONTINUED)

								Accumulated other
								comprehensive income (loss)
									Unrealized
									gains (losses) on
			Additional					Cumulative	interest		Total
	Ordinary shares		paid-in	Treasury	Restructuring	Subscription	Statutory	translation	rate swaps and	Retained	shareholders’	Noncontrolling	Total
	Share	Amount	capital	shares	reserve	receivables	reserves	adjustments	others	earnings	equity	interests	equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(in millions, except share data)
Balance as of April 1, 2021	21,699,031,448	1	394,308	—	—	(47)	7,347	(18,930)	(133)	554,924	937,470	137,491	1,074,961
Foreign currency translation adjustment	—	—	—	—	—	1	—	(13,470)	3	—	(13,466)	(2,003)	(15,469)
Share of additional paid-in capital and other comprehensive income of equity method investees	—	—	(445)	—	—	—	—	(784)	—	—	(1,229)	2	(1,227)
Change in fair value of interest rate swaps under hedge accounting and others	—	—	—	—	—	—	—	—	157	—	157	—	157
Net income for the year	—	—	—	—	—	—	—	—	—	62,249	62,249	(15,358)	46,891
Acquisition of subsidiaries	—	—	—	—	—	—	—	—	—	—	—	59	59
Issuance of shares, including vesting of RSUs and early exercised options and exercise of share options	177,096,968	—	109	—	—	—	—	—	—	—	109	—	109
Repurchase and retirement of ordinary shares	(518,805,304)	—	(8,567)	(2,221)	—	—	—	—	—	(51,124)	(61,912)	—	(61,912)
Transactions with noncontrolling interests	—	—	6,057	—	—	—	—	—	—	—	6,057	(38)	6,019
Amortization of compensation cost	—	—	19,334	—	—	—	—	—	—	—	19,334	4,670	24,004
Appropriation to statutory reserves	—	—	—	—	—	—	2,492	—	—	(2,492)	—	—	—
Others	—	—	(290)	—	—	—	—	—	—	—	(290)	(764)	(1,054)
Balance as of March 31, 2022	21,357,323,112	1	410,506	(2,221)	—	(46)	9,839	(33,184)	27	563,557	948,479	124,059	1,072,538

The accompanying notes form an integral part of these consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended March 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
				(Note 2(a))
	(in millions)
Cash flows from operating activities:
Net income	140,350	143,284	47,079	7,427
Adjustments to reconcile net income to net cash provided by operating activities:
Revaluation (gain) loss on previously held equity interest	(1,538)	(8,759)	2	—
(Gain) Loss on disposals of equity method investees	(1)	(644)	32	5
Loss (Gain) related to equity securities and other investments	4,439	(57,930)	20,479	3,230
Change in fair value of other assets and liabilities	1,661	250	1,478	233
Gain in relation to the receipt of the 33% equity interest in Ant Group Co., Ltd. (“Ant Group”) (Note 4(k))	(71,561)	—	—	—
Gain on disposals of subsidiaries	(10,042)	(383)	(1,163)	(183)
Depreciation and impairment of property and equipment, and operating lease cost relating to land use rights	20,523	26,389	27,808	4,386
Amortization of intangible assets and licensed copyrights	21,904	21,520	20,257	3,195
Share-based compensation expense	31,742	50,120	23,971	3,782
Impairment of equity securities and other investments, and other assets	13,256	7,481	8,922	1,407
Impairment of goodwill, intangible assets and licensed copyrights	4,104	1,688	25,886	4,083
(Gain) Loss on disposals of property and equipment	(24)	75	132	21
Amortization of restructuring reserve	97	—	—	—
Share of results of equity method investees	5,733	(6,984)	(14,344)	(2,263)
Deferred income taxes	(3,443)	3,236	(1,369)	(216)
Allowance for doubtful accounts	1,989	1,935	1,739	275
Changes in assets and liabilities, net of effects of acquisitions and disposals:
Prepayments, receivables and other assets, and long-term licensed copyrights (Note 2(x))	(43,386)	(43,611)	(32,496)	(5,126)
Income tax payable	2,538	4,026	(3,526)	(556)
Accrued expenses, accounts payable and other liabilities	51,474	74,554	13,327	2,103
Merchant deposits	2,878	1,377	(270)	(43)
Deferred revenue and customer advances	7,914	14,162	4,815	760
Net cash provided by operating activities	180,607	231,786	142,759	22,520
Cash flows from investing activities:
Increase in short-term investments, net	(24,907)	(114,826)	(106,984)	(16,876)
Payments for settlement of forward exchange contracts	(193)	(803)	(448)	(71)
Acquisitions of equity securities and other investments, and other assets	(29,944)	(57,514)	(39,378)	(6,212)
Disposals of equity securities and other investments	18,798	7,280	14,543	2,294
Acquisitions of equity method investees	(24,488)	(18,661)	(9,383)	(1,480)
Disposals and distributions of equity method investees	78	2,538	936	148
Disposals of intellectual property rights and assets (Note 4(k))	12,648	369	—	—
Acquisitions of:
Land use rights, property and equipment	(32,550)	(41,450)	(53,309)	(8,409)
Licensed copyrights (Note 2(x)) and other intangible assets	(12,836)	(1,735)	(15)	(2)
Cash paid for business combinations, net of cash acquired	(14,536)	(19,137)	(4,087)	(645)
Deconsolidation and disposal of subsidiaries, net of cash proceeds	(107)	(126)	(11)	(2)
Loans to employees, net of repayments	(35)	(129)	(456)	(72)
Net cash used in investing activities	(108,072)	(244,194)	(198,592)	(31,327)

The accompanying notes form an integral part of these consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

	Year ended March 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
				(Note 2(a))
	(in millions)
Cash flows from financing activities:
Issuance of ordinary shares	91,506	175	109	17
Repurchase of ordinary shares	—	(773)	(61,225)	(9,658)
Acquisition of additional equity interests in non-wholly owned subsidiaries	(15,402)	(11,218)	(7,406)	(1,168)
Dividends paid by non-wholly owned subsidiaries to noncontrolling interests	(278)	(471)	(881)	(139)
Capital injection from noncontrolling interests	11,049	11,020	12,240	1,931
Proceeds from bank borrowings, net of upfront fee payment for a syndicated loan	15,719	6,402	9,427	1,487
Repayment of bank borrowings	(15,943)	(7,061)	(7,128)	(1,125)
Proceeds from unsecured senior notes, net of debt issuance cost	—	32,008	—	—
Repayment of unsecured senior notes	(15,798)	—	(9,585)	(1,512)
Net cash provided by (used in) financing activities	70,853	30,082	(64,449)	(10,167)
Effect of exchange rate changes on cash and cash equivalents, restricted cash and escrow receivables	4,100	(7,187)	(8,834)	(1,394)
Increase (Decrease) in cash and cash equivalents, restricted cash and escrow receivables	147,488	10,487	(129,116)	(20,368)
Cash and cash equivalents, restricted cash and escrow receivables at beginning of year	198,494	345,982	356,469	56,232
Cash and cash equivalents, restricted cash and escrow receivables at end of year	345,982	356,469	227,353	35,864

The accompanying notes form an integral part of these consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

Supplemental disclosures of cash flow information:

Payment of income tax

Income tax paid was RMB21,474 million, RMB20,898 million and RMB31,733 million for the years ended March 31, 2020, 2021 and 2022, respectively.

Payment of interest

Interest paid was RMB5,066 million, RMB4,101 million and RMB4,886 million for the years ended March 31, 2020, 2021 and 2022, respectively.

Business combinations

	Year ended March 31,
	2020	2021	2022

	(in millions of RMB)
Cash paid for business combinations	(16,022)	(27,014)	(5,282)
Cash acquired in business combinations	1,486	7,877	1,195
	(14,536)	(19,137)	(4,087)

The accompanying notes form an integral part of these consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2020, 2021 AND 2022

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

The Company has seven operating and reportable segments, namely China commerce, International commerce, Local consumer services, Cainiao, Cloud, Digital media and entertainment, and Innovation initiatives and others segments. An ecosystem has developed around the Company’s platforms and businesses that consists of consumers, merchants, brands, retailers, third-party service providers, strategic alliance partners and other businesses.

The Company’s China commerce segment is comprised of (i) China commerce retail businesses and (ii) China commerce wholesale businesses. China commerce retail businesses consist of Taobao, the digital retail platform and Tmall, the third-party online and mobile commerce platform, Taobao Deals, which offers consumers value-for-money products, Taocaicai, which provides next-day pick-up services for groceries and fresh goods at neighborhood pick-up points, as well as direct sales businesses, including Sun Art, Tmall Supermarket and Freshippo, which the Company has developed a digital commerce infrastructure that offers an upgraded consumer experience by integrating online and offline capabilities for the Company’s marketplaces and direct sales businesses. China commerce wholesale businesses include 1688.com, the integrated domestic wholesale marketplace.

The Company’s International commerce segment is comprised of (i) International commerce retail businesses and (ii) International commerce wholesale businesses. International commerce retail businesses include Lazada, the e-commerce platform in Southeast Asia, AliExpress, the international retail marketplace, Trendyol, the e-commerce platform in Türkiye, and Daraz, the e-commerce platform across South Asia with key markets in Pakistan and Bangladesh. International commerce wholesale businesses include Alibaba.com, the integrated international online wholesale marketplace.

The Company’s Local consumer services segment is comprised of (i) “To-Home” businesses which include Ele.me, the local services and on-demand delivery platform, and Taoxianda, the online-offline integration service solution for FMCG brands and third-party grocery retail partners, and (ii) “To-Destination” businesses which include Amap, the provider of mobile digital map, navigation and real-time traffic information in China, Fliggy, the online travel platform, and Koubei, the restaurant and local services guide platform for in-store consumption.

The Company’s Cainiao segment is comprised of Cainiao Network, which leverages the Company’s self-developed and the Company’s logistics partners’ capacity and capabilities, and offers domestic and international one-stop-shop logistics services and supply chain management solutions, fulfilling various logistics needs of merchants and consumers at scale.

The Company’s Cloud segment is comprised of Alibaba Cloud, a cloud business that offers a complete suite of cloud services, including proprietary servers, elastic computing, storage, network, security, database and big data, and IoT services, as well as DingTalk, the digital collaboration workplace and application development platform that offers new ways of working, sharing and collaboration for modern enterprises and organizations.

The Company’s Digital media and entertainment segment leverages the Company’s deep consumer insights to serve the broader interests of consumers through the Company’s key distribution platforms, including Youku, and the Company’s other diverse content platforms, including Alibaba Pictures, that provide online videos, films, live events, news feeds and literature, among others. In addition, the Company engages in the development, distribution and operation of mobile games through Lingxi Games.

The Company’s Innovation initiatives and others segment includes businesses such as DAMO Academy, the global research program in cutting-edge technologies that aim to integrate and speed up knowledge exchange between science and industry, Tmall Genie, which provides a selection of IoT-enabled smart home appliances, and others.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2020, 2021 AND 2022

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

Translations of balances in the consolidated balance sheet, consolidated income statement, consolidated statement of comprehensive income and consolidated statement of cash flows from RMB into the US$ as of and for the year ended March 31, 2022 are solely for the convenience of the readers and are calculated at the rate of US$1.00=RMB6.3393, representing the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on March 31, 2022. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at this rate, or at any other rate.

(b)  Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. As of March 31, 2022, the Company considered the economic implications of the COVID-19 pandemic on its significant judgments and estimates. Given the impact and other unforeseen effects on the global economy from the COVID-19 pandemic, these estimates required increased judgment, and actual results could differ from these estimates.

(c)  Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries, which include the PRC-registered entities directly or indirectly owned by the Company (“WFOEs”) and variable interest entities (“VIEs”) over which the Company is the primary beneficiary. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation. The results of subsidiaries acquired or disposed of are recorded in the consolidated income statements from the effective date of acquisition or up to the effective date of disposal, as appropriate.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2020, 2021 AND 2022

2.	Summary of significant accounting policies (Continued)

(c)  Consolidation (Continued)

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

Due to legal restrictions on foreign ownership and investment in, among other areas, value-added telecommunications services, which include the operations of Internet content providers, the Company operates its Internet businesses and other businesses in which foreign investment is restricted or prohibited in the PRC through various contractual arrangements with VIEs that are incorporated and owned by PRC citizens or by PRC entities owned and/or controlled by PRC citizens. Specifically, these representative PRC domestic companies are Zhejiang Taobao Network Co., Ltd., Zhejiang Tmall Network Co., Ltd., Hangzhou Alibaba Advertising Co., Ltd., Hangzhou Ali Venture Capital Co., Ltd., Shanghai Rajax Information Technology Co., Ltd., Alibaba Cloud Computing Ltd. and Alibaba Culture Entertainment Co., Ltd. The registered capital of these PRC domestic companies was funded by the Company through loans extended to the equity holders of these PRC domestic companies.

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

Details of the typical structure of the Company’s representative VIEs are set forth below:

(i)	Contracts that give the Company effective control of VIEs

Loan agreements

Pursuant to the relevant loan agreements, the respective WFOEs have granted loans to the equity holders of the VIEs, which may only be used for the purpose of its business operation activities agreed by the WFOEs or the acquisition of the VIEs. The WFOEs may require acceleration of repayment at their absolute discretion. When the equity holders of the VIEs make early repayment of the outstanding amount, the WFOEs or a third-party designated by the WFOEs may purchase the equity interests in the VIEs at a price equal to the outstanding amount of the loan, subject to any applicable PRC laws, rules and regulations. The equity holders of the VIEs undertake not to enter into any prohibited transactions in relation to the VIEs, including the transfer of any business, material assets or equity interests in the VIEs to any third party.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2020, 2021 AND 2022

2.	Summary of significant accounting policies (Continued)

(c)   Consolidation (Continued)

Exclusive call option agreements

The equity holders of the VIEs have granted the WFOEs exclusive call options to purchase their equity interest in the VIEs at an exercise price equal to the higher of (i) the paid-in registered capital in the VIEs; and (ii) the minimum price as permitted by applicable PRC laws. Each relevant VIE has further granted the relevant WFOE an exclusive call option to purchase its assets at an exercise price equal to the book value of the assets or the minimum price as permitted by applicable PRC laws, whichever is higher. Certain VIEs and their equity holders will also jointly grant the WFOEs (A) exclusive call options to request the VIEs to decrease their registered capital at an exercise price equal to the higher of (i) the paid-in registered capital in the VIEs and (ii) the minimum price as permitted by applicable PRC laws (the “Capital Decrease Price”), and (B) exclusive call options to subscribe for the increased capital of the VIEs at a price equal to the Capital Decrease Price, or the sum of the Capital Decrease Price and the unpaid registered capital, if applicable, as of the capital decrease. The WFOEs may nominate another entity or individual to purchase the equity interest or assets, or to subscribe for the increased capital, if applicable, under the call options. Execution of each call option shall not violate the applicable PRC laws, rules and regulations. Each equity holder of the VIE has agreed that the following amounts, to the extent in excess of the original registered capital that they contributed to the VIE (after deduction of relevant tax expenses), belong to and shall be paid to the WFOEs: (i) proceeds from the transfer of its equity interests in the VIE, (ii) proceeds received in connection with a capital decrease in the VIE, and (iii) distributions or liquidation residuals from the disposal of its equity interests in the VIE upon termination or liquidation. Moreover, any profits, distributions or dividends (after deduction of relevant tax expenses) received by the VIEs also belong to and shall be paid to the WFOEs. The exclusive call option agreements remain in effect until the equity interest or assets that are the subject of these agreements are transferred to the WFOEs.

Proxy agreements

Pursuant to the relevant proxy agreements, the equity holders of the VIEs irrevocably authorize any person designated by the WFOEs to exercise their rights of the equity holders of the VIEs, including without limitation the right to vote and appoint directors.

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

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2020, 2021 AND 2022

2.	Summary of significant accounting policies (Continued)

(c)   Consolidation (Continued)

Other arrangements

The exclusive call option agreements described above also entitle the WFOEs to all profits, distributions or dividends (after deduction of relevant tax expenses) to be received by the equity holder of the VIEs, and the following amounts, to the extent in excess of the original registered capital that they contributed to the VIEs (after deduction of relevant tax expenses) to be received by each equity holder of the VIEs: (i) proceeds from the transfer of its equity interests in the VIEs, (ii) proceeds received in connection with a capital decrease in the VIEs, and (iii) distributions or liquidation residuals from the disposal of its equity interests in the VIEs upon termination or liquidation.

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

The following financial information of the consolidated VIEs and their subsidiaries was recorded in the accompanying consolidated financial statements:

	As of March 31,
	2021	2022

	(in millions of RMB)
Cash and cash equivalents and short-term investments	17,295	15,943
Investments in equity method investees and equity securities and other investments	44,125	37,647
Accounts receivable, net of allowance	18,259	22,003
Amounts due from non-VIE subsidiaries of the Company	19,838	28,377
Property and equipment, net and intangible assets, net	7,354	8,608
Others	18,726	25,927
Total assets	125,597	138,505

Amounts due to non-VIE subsidiaries of the Company	94,779	89,271
Accrued expenses, accounts payable and other liabilities	30,684	38,826
Deferred revenue and customer advances	13,103	13,570
Total liabilities	138,566	141,667

	Year ended March 31,
	2020	2021	2022

	(in millions of RMB)
Revenue (i)	81,742	93,029	111,498
Net (loss) income	(1,757)	2,557	5,944
Net cash (used in) provided by operating activities	(253)	329	19,932
Net cash used in investing activities	(7,289)	(18,445)	(16,710)
Net cash provided by (used in) financing activities	9,887	14,463	(9,904)

(i)	Revenue generated by the VIEs are primarily from cloud services, digital media and entertainment services and others.

The VIEs did not have any material related party transactions except for the related party transactions which are disclosed in Note 22 or elsewhere in these consolidated financial statements, and those transactions with other subsidiaries that are not VIEs, which were eliminated upon consolidation.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2020, 2021 AND 2022

2.	Summary of significant accounting policies (Continued)

(c)   Consolidation (Continued)

Under the contractual arrangements with the VIEs, the Company has the power to direct activities of the VIEs and can have assets transferred out of the VIEs under its control. Therefore, the Company considers that there is no asset in any of the VIEs that can be used only to settle obligations of the VIEs, except for registered capital and PRC statutory reserves. As all VIEs are incorporated as limited liability companies under the Company Law of the corresponding jurisdictions, creditors of the VIEs do not have recourse to the general credit of the Company for any of the liabilities of the VIEs.

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

(d)  Business combinations and noncontrolling interests

The Company accounts for its business combinations using the acquisition method of accounting in accordance with ASC 805 “Business Combinations.” The cost of an acquisition is measured as the aggregate of the acquisition date fair value of the assets transferred to the sellers, liabilities incurred by the Company and equity instruments issued by the Company. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets acquired and liabilities assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total costs of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the acquisition date amounts of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the acquisition date amounts of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated income statements. During the measurement period, which can be up to one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Subsequent to the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any further adjustments are recorded in the consolidated income statements.

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

For the Company’s non-wholly owned subsidiaries, a noncontrolling interest is recognized to reflect the portion of equity that is not attributable, directly or indirectly, to the Company. When the noncontrolling interest is contingently redeemable upon the occurrence of a conditional event, which is not solely within the control of the Company, the noncontrolling interest is classified as mezzanine equity. The Company accretes changes in the redemption value over the period from the date that it becomes probable that the mezzanine equity will become redeemable to the earliest redemption date using the effective interest method. Consolidated net income in the consolidated income statements includes net income or loss attributable to noncontrolling interests and mezzanine equity holders when applicable.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2020, 2021 AND 2022

2.	Summary of significant accounting policies (Continued)

(d)  Business combinations and noncontrolling interests (Continued)

Net (loss) income attributable to mezzanine equity holders is included in net loss attributable to noncontrolling interests in the consolidated income statements, while it is excluded from the consolidated statements of changes in shareholders’ equity. During the years ended March 31, 2020, 2021 and 2022, net (loss) income attributable to mezzanine equity holders amounted to RMB(124) million, RMB140 million and RMB188 million, respectively. The cumulative results of operations attributable to noncontrolling interests, along with adjustments for share-based compensation expense arising from outstanding share-based awards relating to subsidiaries’ shares, are also recorded as noncontrolling interests on the Company’s consolidated balance sheets. Cash flows related to transactions with noncontrolling interests are presented under financing activities in the consolidated statements of cash flows.

(e)   Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker (the “CODM”), which is comprised of certain members of the Company’s management team. Prior to the quarter ended December 31, 2021, the Company had four operating and reportable segments, namely Core commerce, Cloud computing, Digital media and entertainment, and Innovation initiatives and others segments. Starting from the quarter ended December 31, 2021, the CODM started to review information under a new reporting structure, and segment reporting has been updated to conform to this change, which also provides greater transparency in the Company’s business progress and financial performance. Consequently, the Company presents seven operating and reportable segments as set out in Notes 1 and 26 to reflect the change.

(f)   Foreign currency translation

The functional currency of the Company is US$. The Company’s subsidiaries with operations in mainland China, the Hong Kong Special Administrative Region of the PRC (“Hong Kong” or “Hong Kong S.A.R.”), the United States and other jurisdictions generally use their respective local currencies as their functional currencies. When the Company determines that a subsidiary is operating in a highly inflationary economy, the financial statements of this subsidiary shall be remeasured prospectively as if the functional currency were the functional currency of its immediate parent company. The reporting currency of the Company is RMB as the major operations of the Company are within the PRC. The financial statements of the Company’s subsidiaries, other than the subsidiaries with the functional currency of RMB, are translated into RMB using the exchange rate as of the balance sheet date for assets and liabilities and the average daily exchange rate for each month for income and expense items. Translation gains and losses are recorded in accumulated other comprehensive income or loss as a component of shareholders’ equity.

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
FOR THE YEARS ENDED MARCH 31, 2020, 2021 AND 2022

2.	Summary of significant accounting policies (Continued)

(g)   Revenue recognition

Revenue is principally comprised of customer management services revenue, membership fees, logistics services revenue, cloud services revenue, sales of goods and other revenue. Revenue represents the amount of consideration the Company is entitled to upon the transfer of promised goods or services in the ordinary course of the Company’s activities and is recorded net of value-added tax (“VAT”). Consistent with the criteria of ASC 606 “Revenue from Contracts with Customers”, the Company recognizes revenue when performance obligations are satisfied by transferring control of a promised good or service to a customer. For performance obligations that are satisfied at a point in time, the Company also considers the following indicators to assess whether control of a promised good or service is transferred to the customer: (i) right to payment, (ii) legal title, (iii) physical possession, (iv) significant risks and rewards of ownership and (v) acceptance of the good or service. For performance obligations satisfied over time, the Company recognizes revenue over time by measuring the progress toward complete satisfaction of a performance obligation.

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

The Company applies the practical expedient to not adjust any of the transaction price for the time value of money for contracts where the period between the transfer of the promised goods or services to the customer and payment by the customer is within one year.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2020, 2021 AND 2022

2.	Summary of significant accounting policies (Continued)

(g)   Revenue recognition (Continued)

Revenue recognition policies by type are as follows:

(i)	Customer management services revenue

Within the Company’s China commerce and International commerce segments, the Company provides the following customer management services to merchants on the Company’s retail and wholesale marketplaces and certain third-party marketing affiliates’ websites:

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

The Company also places P4P marketing services content and display marketing services content through the third-party marketing affiliate program. A substantial portion of customer management services revenue generated through the third-party marketing affiliate program represented P4P marketing services revenue. In delivery of these customer management services, the Company, through the third-party marketing affiliate program, places the P4P marketing services content of the participating merchants on third-party online resources in the forms of picture or text links through contextual relevance technology to match merchants’ marketing content to the textual content of the third-party online resources and the users’ attributes based on the Company’s systems and algorithms. When the links on third-party online resources are clicked, users are diverted to a landing page of the Company’s marketplaces where listings of the participating merchant as well as similar products or services of other merchants are presented. In limited cases, the Company may embed a search box for one of its marketplaces on the third-party online resources, and when a keyword is input into the search box, the user will be diverted to the Company’s marketplaces where search results are presented. Revenue is recognized when the users further click on the P4P marketing content on the landing pages. The Company places display marketing content on third-party online resources in a similar manner. In general, merchants need to prepay for display marketing which is accounted for as customer advances and revenue is recognized ratably over the period in which the advertisement is displayed as merchants simultaneously consume the benefits as the advertisement is displayed.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2020, 2021 AND 2022

2.	Summary of significant accounting policies (Continued)

(g)   Revenue recognition (Continued)

P4P marketing services revenue, in-feed marketing services revenue, as well as display marketing services revenue generated on the Company’s marketplaces or through the third-party marketing affiliate program are recorded on a gross basis when the Company is the principal to the merchants in the arrangements. For third-party marketing affiliates with whom the Company has an arrangement to share the revenue, traffic acquisition cost is also recognized at the same time if the P4P marketing content on the landing page clicked by the users is from merchants participating in the third-party marketing affiliate program.

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

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2020, 2021 AND 2022

2.	Summary of significant accounting policies (Continued)

(g)   Revenue recognition (Continued)

(iv)	Cloud services revenue

The Company earns cloud services revenue from the provision of cloud services such as proprietary servers, elastic computing, storage, network, security, database and big data, and IoT services. Certain cloud services allow customers to use hosted software over the contract period without taking possession of the software. These cloud services are mainly charged on either a subscription or consumption basis. Revenue related to cloud services charged on a subscription basis is recognized ratably over the contract period. Revenue related to cloud services charged on a consumption basis, such as the quantity of storage or elastic computing services used in a period, is recognized based on the customer utilization of the resources.

For the provision of hybrid cloud services, which include hardware, software licenses, software installation services, application development and maintenance services, each distinct performance obligation identified is separately accounted for and the total consideration is allocated to each performance obligation based on the relative standalone selling prices at contract inception. Revenue for each performance obligation is recognized when the control of the promised goods or services is transferred to the customer.

(v)	Sales of goods

Revenue from the sales of goods is mainly generated from Sun Art, Tmall Supermarket and Freshippo. Revenue from the sales of goods is recognized when the control over the promised goods is transferred to customers. Receipts of fees in respect of all other incidental goods or services provided by the Company that are distinct performance obligations are recognized when the control of the underlying goods or services is transferred to the customers. The amounts relating to these incidental services are not material to the Company’s total revenue for each of the periods presented.

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

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2020, 2021 AND 2022

2.	Summary of significant accounting policies (Continued)

(j)   Sales and marketing expenses

Sales and marketing expenses consist primarily of online and offline advertising expenses, promotion expenses, staff costs and share-based compensation expense, sales commissions and other related incidental expenses that are incurred directly to attract or retain consumers and merchants.

The Company expenses the costs of producing advertisements at the time production occurs, and expenses the costs of delivering advertisements in the period in which the advertising space or airtime is used. Advertising and promotional expenses totaled RMB30,949 million, RMB57,073 million and RMB91,103 million during the years ended March 31, 2020, 2021 and 2022, respectively.

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

During the years ended March 31, 2020, 2021 and 2022, contributions to the plans amounting to RMB6,705 million, RMB8,223 million and RMB13,086 million, respectively, were charged to the consolidated income statements. Amounts contributed to defined benefit plans during the years ended March 31, 2020, 2021 and 2022 were insignificant.

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

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2020, 2021 AND 2022

2.	Summary of significant accounting policies (Continued)

(m) Income taxes (Continued)

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

The Company adopts ASC 740 “Income Taxes” which prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures. The Company did not have significant unrecognized uncertain tax positions or any unrecognized liabilities, interest or penalties associated with unrecognized tax benefit as of and for the years ended March 31, 2020, 2021 and 2022.

In April 2021, the Company adopted ASU 2019-12, “Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes”. ASU 2019-12 simplifies various aspects related to accounting for income taxes, removing certain exceptions to the general principles in ASC 740 and also clarifies and amends existing guidance to improve consistent application. The adoption of ASU 2019-12 did not have a material impact on the Company’s financial position, results of operations and cash flows.

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

(o)  Leases

The Company determines if an arrangement is a lease at inception. Leases that transfer substantially all of the benefits and risks incidental to the ownership of assets are accounted for as finance leases as if there was an acquisition of an asset and incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases. The Company has no significant finance leases.

The Company recognizes lease liabilities and corresponding right-of-use assets on the balance sheet for leases. Operating lease right-of-use assets are included in non-current prepayments, receivables and other assets (Note 13), and operating lease liabilities are included in current accrued expenses, accounts payable and other liabilities and other non-current liabilities (Note 19) on the consolidated balance sheets. Operating lease right-of-use assets and operating lease liabilities are initially recognized based on the present value of future lease payments at lease commencement. The operating lease right-of-use asset also includes any lease payments made prior to lease commencement and the initial direct costs incurred by the lessee and is recorded net of any lease incentives received. As the interest rates implicit in most of the leases are not readily determinable, the Company uses the incremental borrowing rates based on the information available at lease commencement to determine the present value of the future lease payments. Operating lease expenses are recognized on a straight-line basis over the term of the lease.

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
FOR THE YEARS ENDED MARCH 31, 2020, 2021 AND 2022

2.	Summary of significant accounting policies (Continued)

(p)  Cash and cash equivalents

The Company considers all short-term, highly liquid investments with an original maturity of three months or less, when purchased, to be cash equivalents. Cash and cash equivalents primarily represent bank deposits and fixed deposits with original maturities of less than three months.

(q)  Short-term investments

Short-term investments consist primarily of investments in fixed deposits with original maturities between three months and one year and certain investments in wealth management products, marketable debt securities and other investments that the Company has the intention to redeem within one year.

(r)   Accounts receivable

Accounts receivable represent the amounts that the Company has an unconditional right to consideration. The Company maintains an allowance for doubtful accounts to reserve for potentially uncollectible receivable amounts. The allowance for doubtful accounts were RMB3,977 million and RMB4,912 million as of March 31, 2021 and 2022, respectively. In April 2020, the Company adopted ASU 2016-13, “Financial Instruments — Credit Losses (Topic 326): Measurement on Credit Losses on Financial Instruments”, including certain subsequent amendments, transitional guidance and other interpretive guidance within ASU 2018-19, ASU 2019-04, ASU 2019-05, ASU 2019-11, ASU 2020-02 and ASU 2020-03 (collectively, including ASU 2016-13, “ASC 326”). ASC 326 introduces an approach based on expected losses to estimate the allowance for doubtful accounts, which replaces the previous incurred loss impairment model. The Company’s estimation of allowance for doubtful accounts considers factors such as historical credit loss experience, age of receivable balances, current market conditions, reasonable and supportable forecasts of future economic conditions, as well as an assessment of receivables due from specific identifiable counterparties to determine whether these receivables are considered at risk or uncollectible. The Company assesses collectibility by pooling receivables that have similar risk characteristics and evaluates receivables individually when specific receivables no longer share those risk characteristics. For receivables evaluated individually, when it is determined that foreclosure is probable or when the debtor is experiencing financial difficulty at the reporting date and repayment is expected to be provided substantially through the operation or sale of collateral, expected credit losses are based on the fair value of the collateral at the reporting date, adjusted for selling costs as appropriate. The adoption of ASC 326 did not have a material impact on the Company’s financial position, results of operations and cash flows. The consolidated financial statements for the year ended March 31, 2020 were not retrospectively adjusted.

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
FOR THE YEARS ENDED MARCH 31, 2020, 2021 AND 2022

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

Equity investments in privately held companies accounted for using the measurement alternative are subject to periodic impairment reviews. The Company’s impairment analysis considers both qualitative and quantitative factors that may have a significant effect on the fair value of these equity securities, including consideration of the impact of the COVID-19 pandemic and Russia-Ukraine conflict.

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
FOR THE YEARS ENDED MARCH 31, 2020, 2021 AND 2022

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

The Company continually reviews its investments in equity method investees to determine whether a decline in fair value below the carrying value is other-than-temporary. The primary factors the Company considers in its determination include the severity and the length of time that the fair value of the investment is below its carrying value; the financial condition, the operating performance and the prospects of the equity method investee; the geographic region, market and industry in which the equity method investee operates, including consideration of the impact of the COVID-19 pandemic and Russia-Ukraine conflict; and other company specific information such as recent financing rounds completed by the equity method investee. If the decline in fair value is deemed to be other-than-temporary, the carrying value of the investment in the equity method investee is written down to its fair value.

(v)  Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and any impairment loss. Depreciation is computed using the straight-line method with no residual value based on the estimated useful lives of the various classes of assets, which range as follows:

Computer equipment and software	3 – 5 years
Furniture, office and transportation equipment and others	3 – 10 years
Buildings and other property	10 – 50 years
Property improvements	shorter of remaining lease period or estimated useful life

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
FOR THE YEARS ENDED MARCH 31, 2020, 2021 AND 2022

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

(x)  Licensed copyrights

Licensed copyrights related to titles to movies, television series, variety shows, animations and other video content acquired from external parties are carried at the lower of unamortized cost or fair value. The amortization period for the licensed content vary depending on the type of content, which typically ranges from six months to ten years. Licensed copyrights are presented on the consolidated balance sheets as current assets under prepayments, receivables and other assets, or non-current assets under intangible assets, net, based on estimated time of usage. Licensed copyrights are generally amortized using an accelerated method based on historical viewership consumption patterns. Estimates of the consumption patterns for licensed copyrights are reviewed periodically and revised if necessary. For the years ended March 31, 2020, 2021 and 2022, amortization expenses in connection with the licensed copyrights of RMB9,390 million, RMB9,093 million and RMB8,610 million were recorded in cost of revenue within the Company’s Digital media and entertainment segment.

On a periodic basis, the Company evaluates the program usefulness of licensed copyrights pursuant to the guidance in ASC 920 “Entertainment — Broadcasters”, which provides that the rights be reported at the lower of unamortized cost or fair value. When there is a change in the expected usage of licensed copyrights, the Company estimates the fair value of licensed copyrights to determine if any impairment exists. The fair value of licensed copyrights is determined by estimating the expected cash flows from advertising and membership fees, less any costs and expenses, over the remaining useful lives of the licensed copyrights at the film-group level. Estimates that impact these cash flows include anticipated levels of demand for the Company’s advertising services and the expected selling prices of advertisements. For the years ended March 31, 2020, 2021 and 2022, impairment charges in connection with the licensed copyrights of RMB2,654 million, RMB1,688 million and RMB745 million were recorded in cost of revenue within the Company’s Digital media and entertainment segment.

In April 2020, the Company adopted ASU 2019-02, “Entertainment — Films — Other Assets — Film Costs (Subtopic 926-20) and Entertainment — Broadcasters — Intangibles — Goodwill and Other (Subtopic 920-350)”. As a result of the adoption of this new accounting update, cash outflows for the acquisition of licensed copyrights amounting to RMB11,811 million and RMB10,096 million are classified as operating activities in the consolidated statements of cash flows for the years ended March 31, 2021 and 2022, respectively. Comparative figure was not retrospectively adjusted and were classified as investing activities in the consolidated statements of cash flows for the year ended March 31, 2020. The adoption of this guidance did not have a material impact on the Company’s financial position and results of operations.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2020, 2021 AND 2022

2.	Summary of significant accounting policies (Continued)

(y)  Goodwill

Goodwill represents the excess of the purchase consideration over the acquisition date amounts of the identifiable tangible and intangible assets acquired and liabilities assumed from the acquired entity as a result of the Company’s acquisitions of interests in its subsidiaries. Goodwill is not amortized but is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that it might be impaired. In accordance with ASC 350, the Company may first assess qualitative factors to determine whether it is necessary to perform the quantitative goodwill impairment test. In the qualitative assessment, the Company considers factors such as macroeconomic conditions, industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations, business plans and strategies of the reporting unit, including consideration of the impact of the COVID-19 pandemic. Based on the qualitative assessment, if it is more likely than not that the fair value of a reporting unit is less than the carrying amount, the quantitative impairment test is performed. The Company may also bypass the qualitative assessment and proceed directly to perform the quantitative impairment test.

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

(z)   Impairment of long-lived assets other than goodwill and licensed copyrights

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted net cash flows expected to be generated by the asset. If the assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Impairment of long-lived assets other than goodwill and licensed copyrights recognized for the years ended March 31, 2020, 2021 and 2022 was RMB874 million, nil and RMB973 million, respectively.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2020, 2021 AND 2022

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

The Company has elected the optional expedients under ASC 848 “Reference Rate Reform” for certain existing interest rate swaps that are designated as cash flow hedges in the hedging relationship designation and the assessment of probability of forecasted transaction and hedge effectiveness.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2020, 2021 AND 2022

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

(ad) Deferred revenue and customer advances

Deferred revenue and customer advances generally represent cash received from customers that relate to goods or services to be provided in the future. Deferred revenue, mainly relating to membership fees and cloud services revenue, is stated at the amount of service fees received less the amount previously recognized as revenue upon the provision of the respective services to customers.

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
FOR THE YEARS ENDED MARCH 31, 2020, 2021 AND 2022

2.	Summary of significant accounting policies (Continued)

(af) Treasury shares

The Company accounts for treasury shares using the cost method. Under this method, the cost incurred to purchase the shares is recorded in the treasury shares account on the consolidated balance sheets. At retirement of the treasury shares, the ordinary shares account is charged only for the aggregate par value of the shares. The excess of the acquisition cost of treasury shares over the aggregate par value is allocated between additional paid-in capital and retained earnings. The treasury shares account includes 143,363,408 ordinary shares and nil ordinary shares issued at par to wholly-owned subsidiaries of the Company for the purpose of certain equity investment plans for management as of March 31, 2021 and 2022, respectively.

(ag) Statutory reserves

In accordance with the relevant regulations and their articles of association, subsidiaries of the Company incorporated in the PRC are required to allocate at least 10% of their after-tax profit determined based on the PRC accounting standards and regulations to the general reserve until the reserve has reached 50% of the relevant subsidiary’s registered capital. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the respective board of directors of the subsidiaries. These reserves can only be used for specific purposes and are not transferable to the Company in the form of loans, advances or cash dividends. During the years ended March 31, 2020, 2021 and 2022, appropriations to the general reserve amounted to RMB1,032 million, RMB1,247 million and RMB2,492 million, respectively. No appropriations to the enterprise expansion fund and staff welfare and bonus fund have been made by the Company.

(ah) Newly adopted accounting standard updates

In April 2021, the Company adopted ASU 2020-01, “Investments — Equity Securities (Topic 321), Investments — Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815) — Clarifying the Interactions between Topic 321, Topic 323, and Topic 815 (a consensus of the FASB Emerging Issues Task Force)”, which clarifies the interactions of the accounting for certain equity securities under ASC 321, investments accounted for under the equity method of accounting in ASC 323, and the accounting for certain forward contracts and purchased options accounted for under ASC 815. The Company adopted this guidance prospectively and the adoption of this guidance did not have a material impact on the financial position, results of operations and cash flows.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2020, 2021 AND 2022

3.	Recent accounting pronouncements

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

In August 2020, the FASB issued ASU 2020-06, “Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity”, which simplifies an issuer’s accounting for certain convertible instruments and the application of derivatives scope exception for contracts in an entity’s own equity. This guidance also addresses how convertible instruments are accounted for in the diluted earnings per share calculation and required enhanced disclosures about the terms of convertible instruments and contracts in an entity’s own equity. The new guidance is required to be applied either retrospectively to financial instruments outstanding as of the beginning of the first comparable reporting period for each prior reporting period presented or retrospectively with the cumulative effect of the change to be recognized as an adjustment to the opening balance of retained earnings at the date of adoption. This guidance is effective for the Company for the year ending March 31, 2023 and interim reporting periods during the year ending March 31, 2023. Early adoption is permitted. The Company does not expect the adoption of this guidance will have a material impact on the financial position, results of operations and cash flows.

In October 2021, the FASB issued ASU 2021-08, “Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers”, which provides guidance on the acquirer’s accounting for acquired revenue contracts with customers in a business combination. The amendments require an acquirer recognizes and measures contract assets and contract liabilities acquired in a business combination at the acquisition date in accordance with ASC 606 as if it had originated the contracts. This guidance also provides certain practical expedients for acquirers when recognizing and measuring acquired contract assets and contract liabilities from revenue contracts in a business combination. The new guidance is required to be applied prospectively to business combinations occurring on or after the date of adoption. This guidance is effective for the Company for the year ending March 31, 2024 and interim reporting periods during the year ending March 31, 2024. Early adoption is permitted. The Company does not expect that the adoption of this guidance will have a material impact on the financial position, results of operations and cash flows.

In November 2021, the FASB issued ASU 2021-10, “Government Assistance (Topic 832): Disclosures by Business Entities about Government Assistance”, which provides guidance on the disclosure of transactions with a government that are accounted for by applying a grant or contribution accounting model by analogy. The new guidance is required to be applied either prospectively to all transactions within the scope of ASU 2021-10 that are reflected in financial statements at the date of adoption and new transactions that are entered into after the date of adoption or retrospectively to those transactions. This guidance is effective for the Company for the year ending March 31, 2023. Early adoption is permitted. The Company does not expect that the adoption of this guidance will have a material impact on the financial position, results of operations and cash flows.

In June 2022, the FASB issued ASU 2022-03, “Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions”, which clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The amendments also clarify that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. This guidance also requires certain disclosures for equity securities subject to contractual sale restrictions. The new guidance is required to be applied prospectively with any adjustments from the adoption of the amendments recognized in earnings and disclosed on the date of adoption. This guidance is effective for the Company for the year ending March 31, 2025 and interim reporting periods during the year ending March 31, 2025. Early adoption is permitted. The Company does not expect that the adoption of this guidance will have a material impact on the financial position, results of operations and cash flows.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2020, 2021 AND 2022

4.	Significant mergers and acquisitions and investments

Mergers and acquisitions

(a)  Acquisition of Sun Art Retail Group Limited (“Sun Art”)

Sun Art, a company that is listed on the HKSE, is a leading hypermarket operator in the PRC. The Company previously held an approximately 31% effective equity interest in Sun Art and the investment in Sun Art was previously accounted for under the equity method. New Retail Strategic Opportunities Fund, L.P. (the “Offshore Retail Fund”), an investment fund for which the Company is able to exercise significant influence over its investment decisions, is also an existing shareholder in Sun Art.

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
FOR THE YEARS ENDED MARCH 31, 2020, 2021 AND 2022

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

As reported in Sun Art’s 2020/2021 annual report, revenue and net income for the 15 months ended March 31, 2021 were RMB124.3 billion and RMB3.8 billion, respectively. Revenue and net income for the year ended December 2019 were RMB95.4 billion and RMB3.0 billion, respectively.

The acquisition of Sun Art demonstrates the Company’s continued commitment to Sun Art as well as to further update its digital commerce infrastructure by further integrating online and offline resources in the PRC’s retail sector. Goodwill arising from this acquisition was attributable to the synergies expected from the combined operations of Sun Art and the Company, the assembled workforce and their knowledge and experience in the retail sector in the PRC. The Company did not expect the goodwill recognized to be deductible for income tax purposes.

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
FOR THE YEARS ENDED MARCH 31, 2020, 2021 AND 2022

4.	Significant mergers and acquisitions and investments (Continued)

(b)  Acquisition of HQG, Inc. (“Koala”)

Koala is an import e-commerce platform in the PRC. In September 2019, the Company acquired a 100% equity interest in Koala from NetEase, Inc. for an aggregate purchase price of US$1,874 million (RMB13,326 million), comprising cash and approximately 14.3 million newly issued ordinary shares (equivalent to approximately 1.8 million ADSs) of the Company valued at US$316 million (RMB2,252 million).

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

The Company expected that the acquisition will further elevate the Company’s import service and experience for consumers in the PRC through synergies across the Company’s ecosystem. Goodwill arising from this acquisition was attributable to the synergies expected from the combined operations of Koala and the Company, the assembled workforce and their knowledge and experience in the import e-commerce sector in the PRC. The Company did not expect the goodwill recognized to be deductible for income tax purposes.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2020, 2021 AND 2022

4.	Significant mergers and acquisitions and investments (Continued)

(c)   Other acquisitions

Other acquisitions that constitute business combinations are summarized in the following table:

	Year ended March 31,
	2020	2021	2022

	(in millions of RMB)
Net assets (liabilities)	846	(106)	852
Identifiable intangible assets	364	3,888	1,000
Deferred tax liabilities	(53)	(195)	(170)
	1,157	3,587	1,682
Noncontrolling interests and mezzanine equity	(998)	(3,310)	(1,884)
Net identifiable assets (liabilities)	159	277	(202)
Goodwill	7,840	4,105	3,283
Total purchase consideration	7,999	4,382	3,081
Fair value of previously held equity interests	(2,215)	(2,434)	(31)
Purchase consideration settled	(5,146)	(1,794)	(2,671)
Deferred consideration as of year end	638	154	379

Total purchase consideration is comprised of:
- cash consideration	5,784	875	3,050
- non-cash consideration	—	1,073	—
- fair value of previously held equity interests	2,215	2,434	31
	7,999	4,382	3,081

In relation to the revaluation of previously held equity interests, the Company recognized a gain of RMB1,538 million, a gain of RMB2,378 million and a loss of RMB2 million in the consolidated income statements for the years ended March 31, 2020, 2021 and 2022, respectively, for the other acquisitions that constitute business combinations.

Pro forma results of operations for these acquisitions have not been presented because the effects of these acquisitions, except for Sun Art (Note 4(a)), are not material to the consolidated income statements for the year ended March 31, 2020, 2021 and 2022, either individually or in aggregate.

Equity investments and others

(d)  Investment in Bilibili, Inc. (“Bilibili”)

Bilibili, a company that is listed on both the Nasdaq Global Select Market and the HKSE, is a PRC-based video streaming platform. The Company previously held approximately 8% equity interest in Bilibili. In March 2021, the Company acquired newly issued shares of Bilibili for a cash consideration of HK$5,818 million (RMB4,885 million). Upon the completion of the transaction, the Company’s equity interest in Bilibili remained at approximately 8%. The investment is carried at fair value with unrealized gains and losses recorded in the consolidated income statements both before and after the additional investment in March 2021.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2020, 2021 AND 2022

4.	Significant mergers and acquisitions and investments (Continued)

(e)   Investment in STO Express Co., Ltd. (“STO Express”)

STO Express, a company that is listed on the Shenzhen Stock Exchange, is one of the leading express delivery services companies in the PRC. In July 2019, the Company acquired an approximately 14.7% effective equity interest in STO Express through an investment vehicle for a cash consideration of RMB4.7 billion. The investment was accounted for under the fair value option and recorded under equity securities and other investments. In addition, under a call option agreement the Company entered into with the same major shareholder of STO Express, the Company may elect to acquire an additional effective equity interest of approximately 31.3% in STO Express for a total consideration of RMB10.0 billion. The call option agreement is measured at fair value with unrealized gains and losses recorded in the consolidated income statements. Losses recorded in interest and investment income, net relating to this call option agreement amounted to RMB1,766 million, RMB1,413 million and RMB36 million for the years ended March 31, 2020, 2021 and 2022, respectively.

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

(f)   Investment in Mango Excellent Media Co., Ltd. (“Mango Excellent Media”)

Mango Excellent Media, a company that is listed on the Shenzhen Stock Exchange, is an audiovisual interaction-focused new media service platform in the PRC. In December 2020, the Company acquired an approximately 5% equity interest in Mango Excellent Media for a cash consideration of RMB6.2 billion. The investment was carried at fair value with unrealized gains and losses recorded in the consolidated income statements. The investment was fully disposed in October 2021.

(g)  Investment in China Broadcasting Network Joint Stock Corporation Limited (“China Broadcasting Network”)

China Broadcasting Network is a telecommunications company in the PRC. In October and December 2020, the Company invested a total of RMB10.0 billion for an approximately 7% equity interest in China Broadcasting Network. The investment is accounted for using the measurement alternative.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2020, 2021 AND 2022

4.	Significant mergers and acquisitions and investments (Continued)

(h)   Investment in YTO Express Group Co., Ltd. (“YTO Express”)

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

(i)   Investment in Meinian Onehealth Healthcare Holdings Co., Ltd. (“Meinian”)

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

In November 2020, the Company disposed of certain portion of its equity interest in Meinian. Upon the completion of the transaction, the Company’s equity interest in Meinian decreased to approximately 13%.

(j)   Investment in AliExpress Russia Holding Pte. Ltd. (“AliExpress Russia Joint Venture”)

AliExpress Russia Joint Venture is a joint venture set up by the Company, VK Company Limited (“VK”, formerly known as Mail.ru Group Limited), a leading Internet company in Russia, Public Joint Stock Company MegaFon (“MegaFon”, a Russian mobile telecommunications operator) and Joint Stock Company “Managing Company of Russian Direct Investment Fund” (“RDIF”, a Russian sovereign wealth fund). In October 2019, the Company invested approximately US$100 million into the joint venture and contributed the Company’s AliExpress Russia businesses into the joint venture. The other shareholders of the joint venture also made cash and non-cash contributions to the joint venture pursuant to the transaction documents. After the completion of the transaction, the Company held an approximately 56% equity interest and less-than-majority voting rights in the joint venture. As part of the transaction, the Company has also acquired a minority stake in VK.

The contribution of the Company’s AliExpress Russia businesses into the joint venture resulted in the deconsolidation of these businesses, and a one-time gain of RMB10.3 billion was recognized in interest and investment income, net in the consolidated income statement for the year ended March 31, 2020.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2020, 2021 AND 2022

4.	Significant mergers and acquisitions and investments (Continued)

(j)   Investment in AliExpress Russia Holding Pte. Ltd. (“AliExpress Russia Joint Venture”) (Continued)

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

In August 2021, the Company acquired newly issued shares of the AliExpress Russia Joint Venture for a cash consideration of US$192 million (RMB1,244 million). Other investors also acquired equity interest in the AliExpress Russia Joint Venture in connection with this transaction. Upon the completion of this transaction, the Company’s equity interest in AliExpress Russia Joint Venture remained at approximately 48%.

(k)   Investment in Ant Group Co., Ltd. (“Ant Group”)

Ant Group provides comprehensive digital payment services and facilitates digital financial and value-added services for consumers and merchants, in China and across the world. In August 2014, the Company entered into a share and asset purchase agreement (the “SAPA”), and entered into or amended certain ancillary agreements including an amendment and restatement of the intellectual property license agreement (the “2014 IPLA”) with Alipay.com Co., Ltd. (“Alipay”), a subsidiary of Ant Group. Pursuant to these agreements, the Company restructured its relationships with Ant Group and Alipay.

In February 2018, the Company amended both the SAPA and the Alipay commercial agreement, and agreed with Ant Group and certain other parties on forms of certain ancillary agreements. In September 2019, the Company further amended the SAPA and entered into a cross license agreement and certain ancillary agreements and amendments, including the previously agreed form of amendment and restatement of the 2014 IPLA (“the Amended IPLA”). In August 2020, the Company further amended the SAPA, the Alipay commercial agreement and certain other agreements. In July 2022, the Company and Ant Group further amended the SAPA and the Alipay commercial agreement.

SAPA

Issuance of equity interest

In September 2019, following the satisfaction of the closing conditions, the Company received the 33% equity interest in Ant Group pursuant to the SAPA, as amended in 2018 and 2019.

Under the SAPA, as amended in 2018 and 2019, the consideration to acquire the newly issued 33% equity interest in Ant Group was fully funded by concurrent payments from Ant Group to the Company in consideration for certain intellectual property rights and assets that the Company transferred to Ant Group upon the issuance of the equity interest. Such consideration was determined based on the fair values of the underlying assets exchanged in the transaction as described above at contract inception in 2014, whereby the fair value of the intellectual property rights and assets approximated the fair value of the equity interest at the time.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2020, 2021 AND 2022

4.	Significant mergers and acquisitions and investments (Continued)

(k)   Investment in Ant Group Co., Ltd. (“Ant Group”) (Continued)

The Company accounts for its equity interest in Ant Group under the equity method. Upon the receipt of the equity interest in September 2019, this investment was initially measured at cost, with an upward adjustment determined based on the fair value of the Company’s share of Ant Group’s net assets as of the completion date of the transaction.

Upon the completion, the Company recorded the 33% equity interest in Ant Group with a carrying value amounting to RMB90.7 billion in investments in equity method investees, other cost reimbursement of RMB0.6 billion from Ant Group to the Company pursuant to the SAPA, as amended in 2018 and 2019, and the deferred tax effect of RMB19.7 billion, with a corresponding gain of RMB71.6 billion recorded in interest and investment income, net in the year ended March 31, 2020. The difference between the carrying value of the 33% equity interest in Ant Group and the Company’s share of the carrying value of Ant Group’s net assets upon completion is a basis difference, which mainly represents the fair value adjustments of amortizable intangible assets with a weighted average amortization period of 9.5 years and equity investments. These adjustments amounted to RMB24.5 billion and RMB5.3 billion, respectively, both of which were net of their corresponding tax effects.

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

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2020, 2021 AND 2022

4.	Significant mergers and acquisitions and investments (Continued)

(k)   Investment in Ant Group Co., Ltd. (“Ant Group”) (Continued)

Pre-emptive rights

Following the receipt of equity interest in Ant Group, the Company has pre-emptive rights to participate in other issuances of equity securities by Ant Group and certain of its affiliates prior to the time of Ant Group meeting certain minimum criteria for a qualified IPO set forth in the SAPA (as amended) (a “Qualified IPO”). These pre-emptive rights entitle the Company to maintain the equity ownership percentage the Company holds in Ant Group immediately prior to any such issuances. In connection with the exercise of the pre-emptive rights, the Company is also entitled to receive certain payments from Ant Group, effectively funding the subscription for these additional equity interest, up to a value of US$1.5 billion, subject to certain adjustments. In addition, under the SAPA (as amended), in certain circumstances the Company is permitted to exercise pre-emptive rights through an alternative arrangement which will further protect the Company from dilution. The value of the pre-emptive rights was considered to be insignificant upon the receipt of equity interest in Ant Group.

Corporate governance provisions

Under the SAPA (as amended), in addition to jointly recommending an independent director together with Ant Group (who will be subject to vetting requirements as set forth in the SAPA (as amended)), the Company has the right to nominate two officers or employees of the Company for election to the board of Ant Group. In each case, these director nomination rights will continue unless the Company ceases to own a certain amount of its post-issuance equity interest in Ant Group or upon the completion of a Qualified IPO of Ant Group, whichever is earlier. In September 2019, the Company nominated two officers of the Company who have then been elected to the board of Ant Group pursuant to these director nomination rights under the SAPA (as amended).

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

Income in connection with the Profit Share Payments, net of costs incurred by the Company, of RMB3,835 million, was recorded in other income, net in the consolidated income statements for the year ended March 31, 2020 (Note 22).

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2020, 2021 AND 2022

4.	Significant mergers and acquisitions and investments (Continued)

(k)   Investment in Ant Group Co., Ltd. (“Ant Group”) (Continued)

Amended IPLA

Pursuant to the SAPA, as amended in 2018 and 2019, the Company, Ant Group and Alipay entered into the Amended IPLA upon the receipt of the 33% equity interest in Ant Group in September 2019, at which time the Company also transferred certain intellectual property and assets to Ant Group.

The Amended IPLA will terminate upon the earliest of:

●	the full payment of all pre-emptive rights funded payments under the SAPA (as amended);
●	the closing of a Qualified IPO of Ant Group or Alipay; and
●	the transfer to Ant Group of any remaining intellectual property the Company owns that is exclusively related to the business of Ant Group.

(l)  Investment in Red Star Macalline Group Corporation Limited (“Red Star”)

Red Star, a company that is listed on both the HKSE and Shanghai Stock Exchange, is a leading home improvement and furnishings shopping mall operator in the PRC. In May 2019, the Company completed the subscription of exchangeable bonds issued by the controlling shareholder of Red Star for a cash consideration of RMB4,359 million. The exchangeable bonds have a term of five years and are exchangeable into ordinary shares of Red Star at an initial price of RMB12.28 per share, subject to adjustments if there are corporate events such as distribution of stock dividends, new shares issuance and rights issue. The exchangeable bonds are accounted for under the fair value option and recorded under equity securities and other investments. In addition, the Company acquired an approximately 2% equity interest in Red Star for a total consideration of HK$447 million (RMB390 million). The equity interest in Red Star is carried at fair value with unrealized gains and losses recorded in the consolidated income statements.The Offshore Retail Fund is also an investor in this transaction.

In September 2021, the Company disposed of certain portion of the exchangeable bonds issued by the controlling shareholder of Red Star. In October 2021, the Company acquired additional equity interest in Red Star for a cash consideration of RMB350 million. Upon the completion of the transaction, the Company’s equity interest in Red Star increased to approximately 3%.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2020, 2021 AND 2022

5.	Revenue

Revenue by segment is as follows:

	Year ended March 31,
	2020	2021	2022

	(in millions of RMB)
China commerce:
China commerce retail (i)
- Customer management	244,479	304,543	315,038
- Direct sales and others (ii)	95,071	182,818	260,955
	339,550	487,361	575,993
China commerce wholesale (iii)	12,427	14,322	16,712
Total China commerce	351,977	501,683	592,705

International commerce:
International commerce retail (iv)	24,323	34,455	42,668
International commerce wholesale (v)	9,594	14,396	18,410
Total International commerce	33,917	48,851	61,078

Local consumer services (vi)(xi)	29,660	35,442	43,491
Cainiao (vii)	22,233	37,258	46,107
Cloud (viii)(xii)	40,301	60,558	74,568
Digital media and entertainment (ix)	29,094	31,186	32,272
Innovation initiatives and others (x)(xi)(xii)	2,529	2,311	2,841
	509,711	717,289	853,062

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2020, 2021 AND 2022

5.	Revenue (Continued)
(i)	Revenue from China commerce retail is primarily generated from the Company’s China commerce retail businesses and includes revenue from customer management services and sales of goods.
(ii)	Revenue from direct sales and others under China commerce retail is primarily generated from the Company’s direct sales businesses, comprising mainly Sun Art, Tmall Supermarket and Freshippo. Revenue of Sun Art included in the consolidated income statement of the Company since the date of acquisition was RMB42.9 billion for the year ended March 31, 2021.
(iii)	Revenue from China commerce wholesale is primarily generated from 1688.com and includes revenue from membership fees and related value-added services and customer management services.
(iv)	Revenue from International commerce retail is primarily generated from Lazada and AliExpress and includes revenue from logistics services, customer management services and sales of goods.
(v)	Revenue from International commerce wholesale is primarily generated from Alibaba.com and includes revenue from membership fees and related value-added services and customer management services.
(vi)	Revenue from Local consumer services primarily represents platform commissions, logistics services revenue from the provision of on-demand delivery services and revenue from other services provided by Ele.me.
(vii)	Revenue from Cainiao represents logistics services revenue from the domestic and international one-stop-shop logistics services and supply chain management solutions provided by Cainiao Network.
(viii)	Revenue from Cloud is primarily generated from the provision of cloud services, which include public cloud services and hybrid cloud services.
(ix)	Revenue from Digital media and entertainment is primarily generated from Youku and other content platforms, as well as the online games business, and includes revenue from membership fees, self-developed online games and customer management services.
(x)	Revenue from Innovation initiatives and others primarily represented other revenue from businesses such as Tmall Genie and other innovation initiatives. Other revenue also includes the annual fee for the SME loan business received from Ant Group and its affiliates and such arrangement was terminated in December 2021 (Note 22).
(xi)	For the year ended March 31, 2022, as a result of the change in segment reporting (Note 2 (e)), the Company reclassified revenue from Amap, which was previously reported under the Innovation initiatives and others segment, as revenue from the Local consumer services segment. Figures for the years ended March 31, 2020 and 2021 were reclassified to conform to this presentation.
(xii)	For the year ended March 31, 2022, the Company reclassified revenue from DingTalk, which was previously reported under the Innovation initiatives and others segment, as revenue from the Cloud segment in order to conform to the way that we manage and monitor segment performance. Figures for the years ended March 31, 2020 and 2021 were reclassified to conform to this presentation.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2020, 2021 AND 2022

5.	Revenue (Continued)

Revenue by type is as follows:

	Year ended March 31,
	2020	2021	2022

	(in millions of RMB)
Customer management services (i)	297,592	363,381	379,999
Membership fees	22,846	29,450	35,739
Logistics services	33,942	55,653	71,279
Cloud services	40,016	60,120	74,123
Sales of goods	95,503	180,634	255,171
Other revenue (ii)	19,812	28,051	36,751
	509,711	717,289	853,062

(i)	Customer management services mainly include P4P marketing, in-feed marketing, display marketing and commission.
(ii)	Other revenue includes revenue from self-developed online games, other value-added services provided through various platforms and businesses and the annual fee for the SME loan business received from Ant Group and its affiliates (Note 22).

The amount of revenue recognized for performance obligations satisfied (or partially satisfied) in prior periods for contracts with expected duration of more than one year during the years ended March 31, 2020, 2021 and 2022 were not material.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2020, 2021 AND 2022

6.	Leases

The Company entered into operating lease agreements primarily for shops and malls, offices, warehouses and land. Certain lease agreements contain an option for the Company to renew a lease for a term of up to five years or an option to terminate a lease early. The Company considers these options in determining the classification and measurement of the leases.

The leases may include variable payments based on measures such as the level of sales at a physical store, which are expensed as incurred.

Components of operating lease cost are as follows:

	Year ended March 31,
	2020	2021	2022

	(in millions of RMB)
Operating lease cost	5,600	6,812	10,982
Variable lease cost	79	47	837
Total operating lease cost	5,679	6,859	11,819

For the years ended March 31, 2020, 2021 and 2022, cash payments for operating leases amounted to RMB3,666 million, RMB4,408 million and RMB6,556 million, respectively. For the years ended March 31, 2021 and 2022, the operating lease assets obtained in exchange for operating lease liabilities amounted to RMB6,974 million and RMB7,375 million, respectively.

As of March 31, 2021 and 2022, the Company’s operating leases had a weighted average remaining lease term of 9.9 years and 9.9 years, respectively. As of the same dates, the Company’s operating leases had a weighted average discount rate of 5.4% and 5.1%, respectively. Future lease payments under operating leases as of March 31, 2022 are as follows:

Amounts
(in millions of RMB)
For the year ending March 31,
2023	6,717
2024	5,888
2025	4,978
2026	4,244
2027	3,614
Thereafter	20,335
45,776
Less: imputed interest	(10,523)
Total operating lease liabilities (Note 19)	35,253

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2020, 2021 AND 2022

7.	Income tax expenses

Composition of income tax expenses

	Year ended March 31,
	2020	2021	2022

	(in millions of RMB)
Current income tax expense	24,005	26,042	28,184
Deferred taxation	(3,443)	3,236	(1,369)
	20,562	29,278	26,815

Under the current laws of the Cayman Islands, the Company is not subject to tax on its income or capital gains. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax is imposed. The Company’s subsidiaries incorporated in Hong Kong were subject to the Hong Kong profits tax rate at 16.5% for the years ended March 31, 2020, 2021 and 2022. The Company’s subsidiaries incorporated in other jurisdictions were subject to income tax charges calculated according to the tax laws enacted or substantially enacted in the countries where they operate and generate income.

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

The tax status of the subsidiaries of the Company with major taxable profits is described below:

●	Alibaba (China) Technology Co., Ltd. (“Alibaba China”), Taobao (China) Software Co., Ltd. (“Taobao China”), Zhejiang Tmall Technology Co., Ltd. (“Tmall China”) and Alibaba (China) Co., Ltd (“China Co.”), entities primarily engaged in the operations of the Company’s wholesale marketplaces, Taobao, Tmall, and technology, software research and development and relevant services, respectively, were qualified as High and New Technology Enterprises. Alibaba China, Taobao China and Tmall China also obtained the annual review and notification relating to the renewal of the KSE status for the taxation years of 2018 and 2019 in the quarters ended September 30, 2019 and 2020, respectively. Accordingly, Alibaba China, Taobao China and Tmall China, which had applied an EIT rate of 15% for the taxation years of 2018 and 2019, reflected the reduction in tax rate to 10% for the taxation years of 2018 and 2019 in the consolidated income statements for the years ended March 31, 2020 and 2021.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2020, 2021 AND 2022

7.	Income tax expenses (Continued)
●	Alibaba (Beijing) Software Services Co., Ltd (“Alibaba Beijing”), an entity primarily engaged in the operations of technology, software research and development and relevant services, was recognized as a High and New Technology Enterprise. Alibaba Beijing was also granted the Software Enterprise status and was thereby entitled to an income tax exemption for two years beginning from its first profitable taxation year of 2017, and a 50% reduction for the subsequent three consecutive years starting from the taxation year of 2019. Accordingly, Alibaba Beijing was entitled to an EIT rate of 12.5% (50% reduction in the standard statutory rate) during the taxation years of 2019, 2020 and 2021. Alibaba Beijing also obtained notification of recognition as a KSE for the taxation year of 2019 in the quarter ended September 30, 2020. Accordingly, Alibaba Beijing, which had applied an EIT rate of 12.5% for the taxation year of 2019, reflected the reduction in tax rate to 10% for the taxation year of 2019 in the consolidated income statement for the year ended March 31, 2021.

The total tax adjustments for the recognition of KSE status for Alibaba China, Taobao China, Tmall China, Alibaba Beijing and certain other PRC subsidiaries of the Company, amounting to RMB4,144 million, RMB6,085 million and nil, were recorded in the consolidated income statements for the years ended March 31, 2020, 2021 and 2022, respectively.

For the taxation years of 2020 and 2021, Alibaba China, Taobao China, Tmall China, China Co. and Alibaba Beijing did not obtain the KSE status, and accordingly, Alibaba China, Taobao China, Tmall China and China Co.continued to apply an EIT rate of 15% as High and New Technology Enterprises, and Alibaba Beijing applied an EIT rate of 12.5% (50% reduction in the standard statutory rate) as a Software Enterprise.

Most of the remaining PRC entities of the Company are subject to EIT at 25% for the years ended March 31, 2020, 2021 and 2022.

Pursuant to the EIT Law, a 10% withholding tax is levied on dividends declared by PRC companies to their foreign investors. A lower withholding tax rate of 5% is applicable if direct foreign investors with at least 25% equity interest in the PRC company are incorporated in Hong Kong and meet the relevant requirements pursuant to the tax arrangement between mainland China and Hong Kong S.A.R. Since the equity holders of the major PRC subsidiaries of the Company are Hong Kong incorporated companies and meet the relevant requirements pursuant to the tax arrangement between mainland China and Hong Kong S.A.R., the Company has used 5% to provide for deferred tax liabilities on retained earnings which are anticipated to be distributed. As of March 31, 2022, the Company has accrued the withholding tax on substantially all of the distributable earnings of the PRC subsidiaries, except for those undistributed earnings that the Company intends to invest indefinitely in the PRC which amounted to RMB176.4 billion.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2020, 2021 AND 2022

7.	Income tax expenses (Continued)

Composition of deferred tax assets and liabilities

	As of March 31,
	2021	2022

	(in millions of RMB)
Deferred tax assets
Licensed copyrights	3,664	3,893
Tax losses carried forward and others (i)	40,031	46,945
	43,695	50,838
Valuation allowance	(32,654)	(36,363)
Total deferred tax assets	11,041	14,475

Deferred tax liabilities
Identifiable intangible assets	(22,212)	(20,773)
Withholding tax on undistributed earnings (ii)	(8,066)	(8,106)
Equity method investees and others (iii)	(29,320)	(32,827)
Total deferred tax liabilities	(59,598)	(61,706)
Net deferred tax liabilities	(48,557)	(47,231)

(i)	Others primarily represents deferred tax assets for share-based awards, investments in equity method investees, equity securities and other investments, as well as accrued expenses which are not deductible until paid under PRC tax laws.
(ii)	The related deferred tax liabilities as of March 31, 2021 and 2022 were provided on the assumption that substantially all of the distributable earnings of PRC subsidiaries will be distributed as dividends, except for those undistributed earnings that the Company intends to invest indefinitely in the PRC which amounted to RMB195.3 billion and RMB176.4 billion, respectively.
(iii)	Deferred tax liabilities for investments in equity method investees mainly includes the deferred tax effect on the gain in relation to the receipt of the 33% equity interest in Ant Group of RMB19.7 billion (Note 4(k)). Others primarily represents deferred tax liabilities for investments in equity securities and other investments.

Valuation allowances provided on the deferred tax assets mainly related to the tax losses carried forward due to the uncertainty surrounding their realization. If events occur in the future that improve the certainty of realization, an adjustment to the valuation allowances will be made and consequently income tax expenses will be reduced.

As of March 31, 2022, the accumulated tax losses of subsidiaries incorporated in Singapore, Hong Kong S.A.R. and Indonesia. subject to the agreement of the relevant tax authorities, of RMB20,319 million, RMB7,008 million and RMB4,071 million, respectively, are allowed to be carried forward to offset against future taxable profits. The carry forward of tax losses in Singapore and Hong Kong S.A.R. generally has no time limit, while the tax losses in Indonesia will expire, if unused, in the years ending March 31, 2023 through 2027. The accumulated tax losses of subsidiaries incorporated in the PRC, subject to the agreement of the PRC tax authorities, of RMB129,793 million as of March 31, 2022 will expire, if unused, in the years ending March 31, 2023 through 2032.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2020, 2021 AND 2022

7.	Income tax expenses (Continued)

Reconciliation of the differences between the statutory EIT rate applicable to profits of the consolidated entities and the income tax expenses of the Company:

	Year ended March 31,
	2020	2021	2022

	(in millions of RMB, except per
	share data)
Income before income tax and share of result of equity method investees	166,645	165,578	59,550
Income tax computed at statutory EIT rate (25%)	41,661	41,395	14,888
Effect of different tax rates available to different jurisdictions	(1,085)	(1,982)	(2,006)
Effect of tax holiday and preferential tax benefit on assessable profits of subsidiaries incorporated in the PRC	(18,552)	(20,675)	(7,367)
Effect of the gain in relation to the receipt of the 33% equity interest in Ant Group (Note 4(k))	(17,890)	—	—
Non-deductible expenses and non-taxable income, net (i)	9,553	1,980	13,518
Additional deductions of certain research and development expenses incurred by subsidiaries in the PRC (ii)	(7,219)	(8,305)	(10,052)
Withholding tax on the earnings distributed and anticipated to be remitted	4,621	4,612	5,026
Change in valuation allowance and others (iii)	9,473	12,253	12,808
Income tax expenses	20,562	29,278	26,815
Effect of tax holidays inside the PRC on basic earnings per share (RMB)	0.88	0.96	0.34
Effect of tax holidays inside the PRC on basic earnings per ADS (RMB)	7.06	7.65	2.73

(i)	Expenses not deductible for tax purposes and non-taxable income primarily represent impairment of goodwill, a fine imposed pursuant to the PRC Anti-monopoly Law (the “Anti-monopoly Fine”), investment income or loss and share-based compensation expense.
(ii)	This amount represents tax incentives relating to the research and development expenses of certain major operating subsidiaries in the PRC.
(iii)	Change in valuation allowance primarily represents valuation allowance for temporary differences associated with tax losses and investments in certain equity securities and other investments. Besides, others primarily represents deferred tax effect for temporary differences in relation to certain investments in equity method investees, as well as other tax benefits which were not previously recognized.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2020, 2021 AND 2022

8.    Share-based awards

(a)  Share-based awards relating to ordinary shares of the Company

Share-based awards such as RSUs, incentive and non-statutory stock options, restricted shares, dividend equivalents, share appreciation rights and share payments may be granted to any directors, employees and consultants of the Company or affiliated companies under equity incentive plans adopted since the inception of the Company. Currently, the 2014 Post-IPO Equity Incentive Plan (the “2014 Plan”), which was adopted in September 2014 and has a ten-year term, is in effect and governs the terms of the awards. If an award terminates, expires or lapses, or is canceled for any reason, ordinary shares subject to the award become available for the grant of a new award under the 2014 Plan. Starting from April 1, 2015 and on each anniversary thereof, an additional amount equal to the lesser of (A) 200,000,000 ordinary shares, and (B) such lesser number of ordinary shares as determined by the board of directors becomes available for the grant of a new award under the 2014 Plan. All share-based awards granted under the 2014 Plan are subject to dilution protection should the capital structure of the Company be affected by a share split, reverse share split, share dividend or other dilutive action. As of March 31, 2022, the number of shares authorized but unissued was 295,352,672 ordinary shares.

Following the Share Subdivision and the ADS Ratio Change as detailed in Note 2 (a), each ordinary share was subdivided into eight ordinary shares and each ADS represents eight ordinary shares. Pro-rata adjustments have been made to the number of ordinary shares underlying each share-based award granted, so as to give the participants the same proportion of the equity that they would have been entitled to prior to the Share Subdivision. Subsequent to the Share Subdivision, eight ordinary shares are issuable upon the vesting or the exercise of one share-based award. The Share Subdivision has no impact on the number of share-based awards, the weighted average grant date fair value and the weighted average exercise price per share-based award as stated below.

RSUs

A summary of the changes in the RSUs relating to ordinary shares granted by the Company during the year ended March 31, 2022 is as follows:

		Weighted-
		average
	Number	grant date
	of RSUs	fair value
		US$
Awarded and unvested as of April 1, 2021	63,363,237	192.19
Granted	28,230,674	200.52
Vested	(23,702,603)	175.56
Canceled/forfeited	(7,215,021)	203.85
Awarded and unvested as of March 31, 2022 (i)	60,676,287	201.17
Expected to vest as of March 31, 2022 (ii)	50,145,101	200.96

(i)	No outstanding RSUs will be vested after the expiry of a period of up to ten years from the date of grant.
(ii)	RSUs expected to vest are the result of applying the pre-vesting forfeiture rate assumptions to total outstanding RSUs.

As of March 31, 2022, there were RMB25,636 million of unamortized compensation costs related to all outstanding RSUs, net of expected forfeitures. These amounts are expected to be recognized over a weighted average period of 1.9 years.

During the years ended March 31, 2020, 2021 and 2022, the Company recognized share-based compensation expense of RMB25,651million, RMB28,934 million and RMB30,313 million, respectively, in connection with the above RSUs.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2020, 2021 AND 2022

8.    Share-based awards (Continued)

(a)  Share-based awards relating to ordinary shares of the Company (Continued)

Share options

A summary of the changes in the share options relating to ordinary shares granted by the Company during the year ended March 31, 2022 is as follows:

			Weighted
		Weighted	average
	Number	average	remaining
	of share	exercise	contractual
	options	price	life
		US$	(in years)
Outstanding as of April 1, 2021	5,976,850	88.94	2.6
Granted	1,710,000	25.04	7.2
Exercised	(313,516)	59.12	—
Outstanding as of March 31, 2022	7,373,334	75.39	3.5
Vested and exercisable as of March 31, 2022 (i)	5,132,667	76.95	2.1
Vested and expected to vest as of March 31, 2022 (ii)	7,135,333	74.42	3.4

(i)	No outstanding share options will be vested or exercisable after the expiry of a period of up to ten years from the date of grant.
(ii)	Share options expected to vest are the result of applying the pre-vesting forfeiture rate assumptions to total outstanding share options.

As of March 31, 2022, the aggregate intrinsic value of all outstanding options was RMB2,032 million. As of the same date, the aggregate intrinsic value of options that were vested and exercisable and options that were vested and expected to vest was RMB1,194 million and RMB1,969 million, respectively.

During the years ended March 31, 2020, 2021 and 2022, the weighted average grant date fair value of share options granted was US$57.33, nil and US$103.72, respectively, and the total grant date fair value of options vested during the same years was RMB295 million, RMB335 million and RMB306 million, respectively. During the same years, the aggregate intrinsic value of share options exercised was RMB1,011 million, RMB468 million and RMB137 million, respectively.

Cash received from option exercises under the share option plans for the years ended March 31, 2020, 2021 and 2022 was RMB960 million, RMB205 million and RMB109 million, respectively.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2020, 2021 AND 2022

8.    Share-based awards (Continued)

(a)  Share-based awards relating to ordinary shares of the Company (Continued)

Share options (Continued)

No share options were granted during the year ended March 31, 2021. The fair value of each option granted during the years ended March 31, 2020 and 2022 is estimated on the measurement date using the Black-Scholes model by applying the assumptions below:

	Year ended March 31,
	2020	2021	2022
Risk-free interest rate (i)	1.68%	—	1.93% - 2.00%
Expected dividend yield (ii)	0%	—	0%
Expected life (years) (iii)	4.50	—	3.71 - 7.14
Expected volatility (iv)	34.7%	—	35.7%

(i)	Risk-free interest rate is based on the yields of United States Treasury securities with maturities similar to the expected life of the share options in effect on the measurement date.
(ii)	Expected dividend yield is assumed to be nil as the Company has no history or expectation of paying a dividend on its ordinary shares.
(iii)	Expected life of share options is based on management’s estimate on timing of exercise of share options.
(iv)	Expected volatility is assumed based on the historical volatility of the Company in the period equal to the expected life of each grant.

As of March 31, 2022, there were RMB437 million of unamortized compensation costs related to these outstanding share options, net of expected forfeitures. These amounts are expected to be recognized over a weighted average period of 3.5 years.

During the years ended March 31, 2020, 2021 and 2022, the Company recognized share-based compensation expense of RMB140 million, RMB159 million and RMB86 million, respectively, in connection with the above share options.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2020, 2021 AND 2022

8.    Share-based awards (Continued)

(a)  Share-based awards relating to ordinary shares of the Company (Continued)

Partner Capital Investment Plan

The Company adopted the Partner Capital Investment Plan in 2013 to offer selected management of the Company rights or interests to acquire restricted shares of the Company. The rights or interests offered before 2016 were subject to a non-compete provision and were accounted for as noncontrolling interests of the Company as these rights or interests were issued by the Company’s subsidiaries and classified as equity at the subsidiary level. The rights or interests offered in the subsequent periods were subject to certain service provisions that were not related to employment and were accounted for as share options issued by the Company.

During the year ended March 31, 2022, all rights and interests under the Partner Capital Investment Plan have been converted, exercised or replaced with grants under the 2014 Plan. No further subscription of rights or interests under the Partner Capital Investment Plan will be made hereafter.

Share-based compensation expense of RMB425 million, RMB224 million and RMB177 million was recognized in connection with these rights or interests for the years ended March 31, 2020, 2021 and 2022, respectively.

(b)  Share-based awards relating to Ant Group

The employees of the Company hold share-based awards granted by Ant Group and Hangzhou Junhan Equity Investment Partnership (“Junhan”), a major equity holder of Ant Group. These awards tied to the valuation of Ant Group and will be settled by respective grantors upon disposal of these awards by the holders, vesting or exercise of these awards, depending on the forms of these awards. In addition, Junhan and Ant Group have the right to repurchase the vested awards (or any underlying equity for the settlement of the vested awards) granted by them, as applicable, from the holders upon an initial public offering of Ant Group or the termination of the holders’ employment with the Company at a price to be determined based on the then fair market value of Ant Group.

For accounting purposes, these awards meet the definition of a financial derivative. The cost relating to these awards is recognized by the Company and the related expense is recognized over the requisite service period in the consolidated income statements with a corresponding credit to additional paid-in capital. Subsequent changes in the fair value of these awards are recorded in the consolidated income statements. The expenses relating to these awards are re-measured at the fair value on each reporting date until their settlement dates. The fair value of the underlying equity is primarily determined with reference to the business enterprise value, or BEV, of Ant Group which is based on the contemporaneous valuation report, external information and information obtained from Ant Group.

During the years ended March 31, 2020, 2021 and 2022, the Company recognized expenses of RMB1,261 million, RMB17,315 million and a net reversal of RMB11,585 million, respectively, in respect of the share-based awards relating to Ant Group.

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

Share-based awards relating to ordinary shares of the Company and Ant Group are generally subject to a four-year vesting schedule as determined by the administrator of the plans. Depending on the nature and the purpose of the grant, share-based awards generally vest 25% or 50% upon the first or second anniversary of the vesting commencement date, respectively, as provided in the award agreements, and 25% every year thereafter. Share-based awards granted to certain management members of the Company are subject to a vesting period of up to six years.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2020, 2021 AND 2022

8.	Share-based awards (Continued)

(c)   Share-based compensation expense by function

	Year ended March 31,
	2020	2021	2022

	(in millions of RMB)
Cost of revenue	7,322	11,224	5,725
Product development expenses	13,654	21,474	11,035
Sales and marketing expenses	3,830	5,323	3,050
General and administrative expenses	6,936	12,099	4,161
	31,742	50,120	23,971

9.	Earnings per share/ADS

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

The following table sets forth the computation of basic and diluted net income per share/ADS for the following periods:

	Year ended March 31,
	2020	2021	2022

	(in millions of RMB, except share
	data and per share data)
Earnings per share
Numerator:
Net income attributable to ordinary shareholders for computing net income per ordinary share — basic	149,263	150,308	61,959
Dilution effect arising from share-based awards issued by subsidiaries and equity method investees	(48)	(55)	(37)
Net income attributable to ordinary shareholders for computing net income per ordinary share — diluted	149,215	150,253	61,922

Shares (denominator):
Weighted average number of shares used in calculating net income per ordinary share — basic (million shares)	21,017	21,619	21,558
Adjustments for dilutive RSUs and share options (million shares)	329	363	229
Weighted average number of shares used in calculating net income per ordinary share — diluted (million shares)	21,346	21,982	21,787
Net income per ordinary share — basic (RMB)	7.10	6.95	2.87
Net income per ordinary share — diluted (RMB)	6.99	6.84	2.84

Earnings per ADS
Net income per ADS — basic (RMB)	56.82	55.63	22.99
Net income per ADS — diluted (RMB)	55.93	54.70	22.74

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2020, 2021 AND 2022

10.   Restricted cash and escrow receivables

	As of March 31,
	2021	2022

	(in millions of RMB)
Consumer protection fund deposits from merchants on the marketplaces (i)	33,426	35,268
Others	1,781	2,187
	35,207	37,455

(i)	The amount represents consumer protection fund deposits received from merchants on the Company’s marketplaces, which are restricted for the purpose of compensating consumers for claims against merchants. A corresponding liability is recorded in other deposits and advances received under accrued expenses, accounts payable and other liabilities (Note 19) on the consolidated balance sheets.

11.  Equity securities and other investments

	As of March 31, 2021
		Cumulative
	Original	net gains	Carrying
	cost	(losses)	value

	(in millions of RMB)
Equity securities:
Listed equity securities	83,099	41,742	124,841
Investments in privately held companies	107,395	(6,708)	100,687
Debt investments	22,412	(912)	21,500
	212,906	34,122	247,028

	As of March 31, 2022
		Cumulative
	Original	net gains	Carrying
	cost	(losses)	value

	(in millions of RMB)
Equity securities:
Listed equity securities	93,599	9,661	103,260
Investments in privately held companies	110,096	(859)	109,237
Debt investments	27,153	(7,366)	19,787
	230,848	1,436	232,284

Details of the significant additions during the years ended March 31, 2020, 2021 and 2022 are set out in Note 4.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2020, 2021 AND 2022

11.  Equity securities and other investments (Continued)

Equity securities

For equity securities which were still held as of March 31, 2020, 2021 and 2022, net unrealized (losses) gains, including impairment losses, of RMB(15,264) million, RMB45,139 million and RMB(25,587) million, respectively, were recognized in interest and investment income, net, for the years ended March 31, 2020, 2021 and 2022.

Investments in privately held companies include equity investments for which the Company elected to account for using the measurement alternative (Note 2(t)), for which the carrying value as of March 31, 2021 and 2022 were RMB96,946 million and RMB99,270 million, respectively.

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

For equity investments accounted for using the measurement alternative as of March 31, 2022, the Company recorded cumulative upward adjustments of RMB26,759 million and cumulative impairments and downward adjustments of RMB27,827 million. For these investments, the Company recorded upward adjustments of RMB19,159 million and impairments and downward adjustments of RMB7,603 million during the year ended March 31, 2022.

Debt investments

Debt investments include convertible and exchangeable bonds accounted for under the fair value option, for which the fair value as of March 31, 2021 and 2022 were RMB11,343 million and RMB8,339 million, respectively. The aggregate fair value of these convertible and exchangeable bonds was higher (lower) than their aggregate unpaid principal balance as of March 31, 2021 and 2022 by RMB90 million and RMB(3,248) million, respectively. Unrealized (losses) gains recorded on these convertible and exchangeable bonds in the consolidated income statements were RMB(1,651) million, RMB1,573 million and RMB(3,112) million during the years ended March 31, 2020, 2021 and 2022, respectively.

Debt investments also include debt investments accounted for at amortized cost, for which the allowance for credit losses as of March 31, 2021 and 2022 were RMB1,110 million and RMB4,336 million, respectively.

During the years ended March 31, 2020, 2021 and 2022, impairment losses on these debt investments of RMB890 million, RMB175 million and RMB3,225 million, respectively, were recorded in interest and investment income, net in the consolidated income statements.

The carrying amount of debt investments accounted for at amortized cost approximates their fair value due to the fact that the related effective interest rates approximate rates currently offered by financial institutions for similar debt instruments of comparable maturities.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2020, 2021 AND 2022

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
FOR THE YEARS ENDED MARCH 31, 2020, 2021 AND 2022

12.	Fair value measurement (Continued)

The following table summarizes the Company’s assets and liabilities that are measured at fair value on a recurring basis and are categorized under the fair value hierarchy:

	As of March 31, 2021
	Level 1	Level 2	Level 3	Total

	(in millions of RMB)
Assets
Time deposits (i)	—	104,896	—	104,896
Wealth management products (i)	—	47,480	—	47,480
Restricted cash and escrow receivables	35,207	—	—	35,207
Listed equity securities (ii)	124,841	—	—	124,841
Convertible and exchangeable bonds (ii)	—	1,698	9,645	11,343
Option agreements (iii)	—	2,493	111	2,604
Others (v)	686	128	3,895	4,709
	160,734	156,695	13,651	331,080
Liabilities
Contingent consideration in relation to investments and acquisitions (iv)	—	—	2,232	2,232
Interest rate swap contracts and others (iv)	—	47	174	221
	—	47	2,406	2,453

	As of March 31, 2022
	Level 1	Level 2	Level 3	Total

	(in millions of RMB)
Assets
Time deposits (i)	—	233,724	—	233,724
Wealth management products (i)	—	21,261	—	21,261
Marketable debt securities (i)	—	1,529	—	1,529
Restricted cash and escrow receivables	37,455	—	—	37,455
Listed equity securities (ii)	103,260	—	—	103,260
Convertible and exchangeable bonds (ii)	—	1,067	7,272	8,339
Option agreements (iii)	—	1	825	826
Others (v)	2,196	2,402	8,292	12,890
	142,911	259,984	16,389	419,284
Liabilities
Contingent consideration in relation to investments and acquisitions (iv)	—	—	829	829
Interest rate swap contracts and others (iv)	—	354	170	524
	—	354	999	1,353

(i)	Included in short-term investments on the consolidated balance sheets.
(ii)	Included in equity securities and other investments on the consolidated balance sheets.
(iii)	Included in prepayments, receivables and other assets on the consolidated balance sheets.
(iv)	Included in accrued expenses, accounts payable and other liabilities on the consolidated balance sheets.
(v)	Others primarily represent other investments with underlying assets measured at fair value.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2020, 2021 AND 2022

12.  Fair value measurement (Continued)

Convertible and exchangeable bonds categorized within Level 3 under the fair value hierarchy:

Amounts
(in millions of RMB)
Balance as of March 31, 2020	3,995
Additions	4,477
Net increase in fair value	1,306
Foreign currency translation adjustments	(133)
Balance as of March 31, 2021	9,645
Additions	1,915
Net decrease in fair value	(2,734)
Disposal	(1,225)
Conversion	(162)
Foreign currency translation adjustments	(167)
Balance as of March 31, 2022	7,272

Contingent consideration in relation to investments and acquisitions categorized within Level 3 under the fair value hierarchy:

Amounts
(in millions of RMB)
Balance as of March 31, 2020	4,400
Net decrease in fair value	(48)
Payment	(1,972)
Foreign currency translation adjustments	(148)
Balance as of March 31, 2021	2,232
Additions	376
Net decrease in fair value	(19)
Payment	(1,746)
Foreign currency translation adjustments	(14)
Balance as of March 31, 2022	829

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2020, 2021 AND 2022

13.	Prepayments, receivables and other assets

	As of March 31,
	2021	2022

	(in millions of RMB)
Current:
Accounts receivable, net of allowance	27,076	32,813
Inventories	27,858	30,087
VAT receivables, net of allowance	17,363	23,779
Prepaid cost of revenue, sales and marketing and other expenses	18,532	17,902
Amounts due from related companies (i)	10,374	12,188
Advances to/receivables from customers, merchants and others	7,163	11,205
Deferred direct selling costs and cost of revenue (ii)	3,303	3,915
Interest receivables	2,110	2,449
Others	10,929	11,657
	124,708	145,995
Non-current:
Operating lease right-of-use assets	72,040	78,053
Deferred tax assets (Note 7)	11,041	14,475
Film costs and prepayment for licensed copyrights and others	9,349	12,425
Prepayment for acquisition of property and equipment	2,704	3,592
Others	3,298	4,602
	98,432	113,147

(i)	Amounts due from related companies primarily represent balances arising from transactions with Ant Group (Note 22), including dividend receivable from Ant Group amounting to nil and RMB3,945 million as of March 31, 2021 and 2022, respectively. The balances are unsecured, interest free and repayable within the next twelve months.
(ii)	The Company is obligated to pay certain costs upon the receipt of membership fees from merchants or other customers, which primarily consist of sales commissions, and certain costs associated with cloud services. The membership fees and cloud services revenue are initially deferred and recognized as revenue in the consolidated income statements in the period in which the services are rendered. As such, the related costs are also initially deferred and recognized in the consolidated income statements in the same period as the related service fees and revenue are recognized.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2020, 2021 AND 2022

14.	Investments in equity method investees

Amounts
(in millions of RMB)
Balance as of March 31, 2020	189,632
Additions	17,731
Share of results, other comprehensive income and other reserves (i)	14,014
Disposals	(1,386)
Distributions	(1,976)
Transfers (ii)	(9,122)
Impairment loss (iii)	(7,256)
Foreign currency translation adjustments	(1,448)
Balance as of March 31, 2021	200,189
Additions	8,964
Share of results, other comprehensive income and other reserves (i)	18,822
Disposals	(1,237)
Distributions (iv)	(5,329)
Transfers	5,159
Impairment loss (iii)	(6,201)
Foreign currency translation adjustments	(725)
Balance as of March 31, 2022	219,642

(i)	Share of results, other comprehensive income and other reserves include the share of results of the equity method investees, the gain or loss arising from the deemed disposal of the equity method investees and the amortization of basis differences. The amount excludes the expenses relating to the share-based awards underlying the equity of the Company and Ant Group granted to employees of certain equity method investees.
(ii)	During the year ended March 31, 2021, transfers were primarily related to the consolidation of Sun Art (Note 4(a)) and additional investments in YTO Express (Note 4(h)) and STO Express (Note 4(e)).
(iii)	Impairment loss recorded represents other-than-temporary decline in fair value below the carrying value of the investments in equity method investees. The valuation inputs for the fair value measurement with respect to the impairments include the stock price for equity method investees that are listed, as well as certain unobservable inputs that are not subject to meaningful aggregation.
(iv)	Includes dividend declared by Ant Group amounting to RMB3,945 million (Note 13).

As of March 31, 2022, equity method investments with an aggregate carrying amount of RMB42,595 million are publicly traded and the total market value of these investments amounted to RMB38,244 million. As of March 31, 2022, the Company’s retained earnings included undistributed earnings from equity method investees of RMB46,149 million.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2020, 2021 AND 2022

14.	Investments in equity method investees (Continued)

For the years ended March 31, 2020, 2021 and 2022, equity method investments held by the Company in aggregate have met the significance criteria as defined under Rule 4-08(g) of Regulation S-X. As such, the Company is required to present summarized financial information for all of its equity method investments as a group as follows:

	Year ended March 31,
	2020	2021	2022

	(in millions of RMB)
Operating data:
Revenue	553,387	657,065	541,712
Cost of revenue	(443,198)	(474,123)	(371,076)
Income from operations	5,274	55,896	38,006
Net income	30,578	95,224	113,970

	As of March 31,
	2021	2022

	(in millions of RMB)
Balance sheet data:
Current assets	668,838	624,045
Non-current assets	586,434	870,394
Current liabilities	464,257	426,170
Non-current liabilities	129,985	118,575
Noncontrolling interests and mezzanine equity	22,997	16,059

15.	Property and equipment, net

	As of March 31,
	2021	2022

	(in millions of RMB)
Building, property improvements and other property	99,087	106,794
Computer equipment and software	84,802	94,539
Construction in progress	19,958	43,675
Furniture, office and transportation equipment and others	17,147	20,554
	220,994	265,562
Less: accumulated depreciation and impairment	(73,582)	(93,756)
Net book value	147,412	171,806

Depreciation expenses recognized for the years ended March 31, 2020, 2021 and 2022 were RMB20,325 million, RMB25,550 million and RMB25,470 million, respectively.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2020, 2021 AND 2022

16.	Intangible assets, net

	As of March 31,
	2021	2022

	(in millions of RMB)
User base and customer relationships	50,066	47,941
Trade names, trademarks and domain names	39,440	39,080
Non-compete agreements	19,445	14,436
Developed technology and patents	12,855	7,088
Licensed copyrights (Note 2(x)) and others	9,411	8,384
	131,217	116,929
Less: accumulated amortization and impairment	(60,384)	(57,698)
Net book value	70,833	59,231

During the years ended March 31, 2020, 2021 and 2022, the Company acquired intangible assets amounting to RMB5,626 million, RMB20,750 million and RMB1,000 million, respectively, in connection with business combinations, which were measured at fair value upon acquisition. Details of intangible assets acquired in connection with business combinations are included in Note 4.

The estimated aggregate amortization expenses for each of the five succeeding fiscal years and thereafter are as follows:

Amounts
(in millions of RMB)
For the year ending March 31,
2023	12,660
2024	10,886
2025	7,249
2026	4,536
2027	4,629
Thereafter	19,271
59,231

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2020, 2021 AND 2022

17.	Goodwill

Changes in the carrying amount of goodwill by segment for the years ended March 31, 2021 and 2022 were as follows:

								Innovation
				Local			Digital media	initiatives
	Core	China	International	consumer			and	and
	commerce	commerce	commerce	services	Cainiao	Cloud	entertainment	others	Total

	(in millions of RMB)
Balance as of March 31, 2020	209,533	—	—	—	—	2,510	58,673	6,066	276,782
Additions (i)	14,605					—	—	2,974	17,579
Deconsolidation of subsidiaries	—	—	—	—	—	(455)	—	—	(455)
Measurement period adjustments	240	—	—	—	—	—	—	—	240
Foreign currency translation adjustments	(1,364)	—	—	—	—	(11)	—	—	(1,375)
Balance as of March 31, 2021	223,014	—	—	—	—	2,044	58,673	9,040	292,771
Additions	2,506	523	—	—	—	254	—	—	3,283
Impairment	—	—	—	—	—	—	(25,141)	—	(25,141)
Allocation of goodwill (ii)	(224,407)	174,424	17,630	20,292	16,346	815	—	(5,100)	—
Foreign currency translation adjustments	(1,113)	—	(169)	—	—	(50)	—	—	(1,332)
Balance as of March 31, 2022	—	174,947	17,461	20,292	16,346	3,063	33,532	3,940	269,581

(i)	During the year ended March 31, 2021, additions under the Core commerce segment primarily included the acquisition of Sun Art (Note 4(a)).
(ii)	During the year ended March 31, 2022, the Company allocated its goodwill primarily as a result of the change in segments (Note 26).

Gross goodwill balances were RMB297,250 million and RMB299,201 million as of March 31, 2021 and 2022, respectively. Accumulated impairment losses were RMB4,479 million and RMB29,620 million as of March 31, 2021 and 2022, respectively.

In the annual goodwill impairment assessment, the Company concluded that the carrying amounts of certain reporting units exceeded their respective fair values and recorded impairment losses of RMB576 million, nil and RMB25,141 million during the years ended March 31, 2020, 2021 and 2022, respectively. During the year ended March 31, 2022, considered the changes in market conditions, the Company performed quantitative impairment tests on certain reporting units under the Digital media and entertainment segment and recognized impairment charges of RMB14,754 million relating to one listed reporting unit and RMB10,387 million relating to one unlisted reporting unit. The fair value of the listed reporting unit is determined based on its market capitalization, adjusted for control premium. The fair value of the unlisted reporting unit is determined using the income approach, which is based on the discounted cash flow analysis derived from assumptions of future growth rates and weighted average cost of capital. The goodwill impairment is presented as an unallocated item in the segment information (Note 26) because the CODM of the Company does not consider this as part of the segment operating performance measure.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2020, 2021 AND 2022

18.	Deferred revenue and customer advances

Deferred revenue and customer advances primarily represent service fees prepaid by merchants or customers for which the relevant services have not been provided. The respective balances are as follows:

	As of March 31,
	2021	2022

	(in millions of RMB)
Deferred revenue	30,508	32,085
Customer advances	35,139	38,388
	65,647	70,473
Less: current portion	(62,489)	(66,983)
Non-current portion	3,158	3,490

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

19.	Accrued expenses, accounts payable and other liabilities

	As of March 31,
	2021	2022

	(in millions of RMB)
Current:
Payables and accruals for cost of revenue and sales and marketing expenses	94,368	107,205
Other deposits and advances received (i)	53,794	55,200
Accrued bonus and staff costs, including sales commission	24,871	28,343
Payable to merchants and third party marketing affiliates	24,681	26,798
Anti-monopoly Fine (Note 25(b))	18,228	—
Payables and accruals for purchases of property and equipment	11,836	17,032
Other taxes payable (ii)	7,922	8,761
Amounts due to related companies (iii)	5,926	7,783
Contingent and deferred consideration in relation to investments and acquisitions	4,146	2,045
Operating lease liabilities (Note 6)	4,069	4,994
Escrow money payable	211	203
Others	11,088	13,096
	261,140	271,460
Non-current:
Operating lease liabilities (Note 6)	28,217	30,259
Contingent and deferred consideration in relation to investments and acquisitions	1,049	990
Others	1,488	628
	30,754	31,877

(i)	Other deposits and advances received as of March 31, 2021 and 2022 include consumer protection fund deposits received from merchants on the Company’s marketplaces (Note 10).
(ii)	Other taxes payable primarily represent VAT and PRC individual income tax of employees withheld by the Company.
(iii)	Amounts due to related companies primarily represent balances arising from the transactions with Ant Group (Note 22). The balances are unsecured, interest free and repayable within the next twelve months.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2020, 2021 AND 2022

20.	Bank borrowings

Bank borrowings are analyzed as follows:

	As of March 31
	2021	2022

	(in millions of RMB)
Current portion:
Short-term other borrowings (i)	3,606	8,841
Non-current portion:
US$4.0 billion syndicated loan denominated in US$ (ii)	26,153	25,331
Long-term other borrowings (iii)	12,182	12,913
	38,335	38,244

(i)	As of March 31, 2021 and 2022, the Company had short-term borrowings from banks which were repayable within one year or on demand and charged interest rates ranging from 0.6% to 12.5% and 0.6% to 12.5% per annum, respectively. As of March 31, 2021 and 2022, the weighted average interest rate of these borrowings was 2.9% and 2.8% per annum, respectively. The borrowings are primarily denominated in RMB or HK$.
(ii)	As of March 31, 2021 and 2022, the Company had a US$4.0 billion syndicated loan, which was entered into with a group of eight lead arrangers. The loan was priced at 85 basis points over LIBOR and will mature in May 2024. Certain related floating interest payments are hedged by certain interest rate swap contracts entered into by the Company. The proceeds of the loan were used for general corporate and working capital purposes (including acquisitions).
(iii)	As of March 31, 2021 and 2022, the Company had long-term borrowings from banks with weighted average interest rates of 4.3% and 4.1% per annum, respectively. The borrowings are primarily denominated in RMB.

Certain other bank borrowings are collateralized by a pledge of certain buildings and property improvements, construction in progress and land use rights in the PRC with carrying values of RMB18,365 million and RMB19,617 million, as of March 31, 2021 and 2022, respectively. As of March 31, 2022, the Company is in compliance with all covenants in relation to bank borrowings.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2020, 2021 AND 2022

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

As of March 31, 2022, the borrowings will be due according to the following schedule:

Principal amounts
(in millions of RMB)
Within 1 year	8,841
Between 1 to 2 years	732
Between 2 to 3 years	27,960
Between 3 to 4 years	2,791
Between 4 to 5 years	1,907
Beyond 5 years	4,921
47,152

21.	Unsecured senior notes

In November 2014, the Company issued unsecured senior notes including floating rate and fixed rate notes with varying maturities for an aggregate principal amount of US$8.0 billion (the “2014 Senior Notes”), of which US$1.3 billion was repaid in November 2017, US$2.25 billion was repaid in November 2019 and US$1.5 billion was repaid in November 2021. The 2014 Senior Notes are senior unsecured obligations that are listed on the HKSE, and interest is payable in arrears, quarterly for the floating rate notes and semiannually for the fixed rate notes.

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

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2020, 2021 AND 2022

21.  Unsecured senior notes (Continued)

The following table provides a summary of the Company’s unsecured senior notes as of March 31, 2021 and 2022:

	As of March 31,		Effective
	2021	2022	interest rate

	(in millions of RMB)
US$1,500 million 3.125% notes due 2021	9,831	—	3.26%
US$700 million 2.800% notes due 2023	4,584	4,439	2.90%
US$2,250 million 3.600% notes due 2024	14,724	14,256	3.68%
US$2,550 million 3.400% notes due 2027	16,616	16,091	3.52%
US$1,500 million 2.125% notes due 2031	9,782	9,469	2.20%
US$700 million 4.500% notes due 2034	4,545	4,400	4.60%
US$1,000 million 4.000% notes due 2037	6,510	6,300	4.06%
US$1,000 million 2.700% notes due 2041	6,463	6,256	2.80%
US$1,750 million 4.200% notes due 2047	11,382	11,014	4.25%
US$1,500 million 3.150% notes due 2051	9,764	9,448	3.19%
US$1,000 million 4.400% notes due 2057	6,501	6,290	4.44%
US$1,000 million 3.250% notes due 2061	6,510	6,296	3.28%
Carrying value	107,212	94,259
Unamortized discount and debt issuance costs	756	668
Total principal amounts of unsecured senior notes	107,968	94,927
Less: current portion of principal amounts of unsecured senior notes	(9,845)	—
Non-current portion of principal amounts of unsecured senior notes	98,123	94,927

The effective interest rates for the unsecured senior notes include the interest charged on the notes as well as amortization of the debt discounts and debt issuance costs.

The unsecured senior notes contain covenants including, among others, limitation on liens, consolidation, merger and sale of the Company’s assets. As of March 31, 2022, the Company is in compliance with all these covenants. In addition, the unsecured senior notes rank senior in right of payment to all of the Company’s existing and future indebtedness expressly subordinated in right of payment to the notes and rank at least equally in right of payment with all of the Company’s existing and future unsecured unsubordinated indebtedness (subject to any priority rights pursuant to applicable law).

As of March 31, 2022, the future principal payments for the Company’s unsecured senior notes will be due according to the following schedule:

Principal amounts
(in millions of RMB)
Within 1 year	—
Between 1 to 2 years	4,445
Between 2 to 3 years	14,287
Between 3 to 4 years	—
Between 4 to 5 years	—
Thereafter	76,195
94,927

As of March 31, 2021 and 2022, the fair values of the Company’s unsecured senior notes, based on Level 2 inputs, were US$16,976 million (RMB111,419 million) and US$14,067 million (RMB89,319 million), respectively.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2020, 2021 AND 2022

22.	Related party transactions

During the years ended March 31, 2020, 2021 and 2022, other than disclosed elsewhere, the Company had the following material related party transactions:

Transactions with Ant Group and its affiliates

	Year ended March 31,
	2020	2021	2022

	(in millions of RMB)
Amounts earned by the Company
Cloud services revenue (i)	1,872	3,916	5,536
Administrative and support services (i)	1,224	1,208	1,165
Annual fee for SME loan business (ii)	954	954	708
Profit Share Payments (iii)	3,835	—	—
Marketplace software technology services fee and other amounts earned (i)	2,075	2,427	2,358
	9,960	8,505	9,767

Amounts incurred by the Company
Payment processing and escrow services fee (iv)	8,723	10,598	11,824
Other amounts incurred (i)	2,743	4,509	3,542
	11,466	15,107	15,366

(i)	The Company has other commercial arrangements and cost sharing arrangements with Ant Group and its affiliates on various sales and marketing, cloud, and other administrative and support services.
(ii)	Pursuant to the SAPA, the Company entered into software system use and service agreements with Ant Group in 2014, under which the Company would receive annual fees for SME loan business for a term of seven years. In calendar years 2018 to 2021, the Company received or will receive annual fees equal to the amount received in calendar year 2017, which was equal to 2.5% of the average daily balance of the SME loans made by Ant Group and its affiliates during that year. The annual fee payment by Ant Group in relation to SME loan business was terminated in December 2021.
(iii)	In 2014, the Company entered into the 2014 IPLA with Ant Group. Under the 2014 IPLA, the Company received the Profit Share Payments amounting to the sum of an expense reimbursement plus 37.5% of the consolidated pre-tax income of Ant Group, subject to certain adjustments. Upon the receipt of 33% equity interest in Ant Group in September 2019, the Company entered into the Amended IPLA and terminated the 2014 IPLA, and the Profit Share Payments arrangement was terminated (Note 4(k)). Profit Share Payments were recorded in other income, net in the consolidated income statements, net of the costs incurred for the provision of the software technology services reimbursed by Ant Group.
(iv)	The Company has a commercial agreement with Alipay whereby the Company receives payment processing and escrow services in exchange for a payment for the services fee, which was recognized in cost of revenue.

As of March 31, 2021 and 2022, the Company had certain amounts of cash held in accounts managed by Alipay in connection with the provision of online and mobile commerce and related services for a total amount of RMB6,831 million and RMB8,987 million, respectively, which have been classified as cash and cash equivalents on the consolidated balance sheets.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2020, 2021 AND 2022

22.	Related party transactions (Continued)

Transactions with other investees

The Company has commercial arrangements with certain investees of the Company related to cloud services. In connection with these services provided by the Company, RMB1,548 million, RMB2,411 million and RMB1,826 million were recorded in revenue in the consolidated income statements for the years ended March 31, 2020, 2021 and 2022, respectively.

The Company has commercial arrangements with certain investees of the Company related to marketing services. In connection with these services provided to the Company, RMB1,146 million, RMB1,394 million and RMB976 million were recorded in cost of revenue and sales and marketing expenses in the consolidated income statements for the years ended March 31, 2020, 2021 and 2022, respectively.

The Company has commercial arrangements with certain investees of the Company related to logistics services. In connection with these services provided by the Company, RMB1,400 million, RMB1,732 million and RMB1,728 million were recorded in revenue in the consolidated income statements for the years ended March 31, 2020, 2021 and 2022, respectively. Costs and expenses incurred in connection with these services provided to the Company of RMB8,265 million, RMB11,068 million and RMB13,120 million were recorded in the consolidated income statements for the same periods, respectively.

The Company has extended loans to certain investees for working capital and other uses in conjunction with the Company’s investments. As of March 31, 2021 and 2022, the aggregate outstanding balance of these loans was RMB2,824 million and RMB3,000 million, respectively, with remaining terms of up to five years and interest rates of up to 10% per annum as of March 31, 2021, and remaining terms of up to four years and interest rates of up to 10% per annum as of March 31, 2022.

The Company provided a guarantee for a term loan facility of HK$7.7 billion in favor of Hong Kong Cingleot Investment Management Limited (“Cingleot”), a company that is partially owned by Cainiao Network, in connection with a logistics center development project at the Hong Kong International Airport. As of March 31, 2022, HK$3,413 million was drawn down by Cingleot under this facility.

Other transactions

The Company’s ecosystem offers different platforms on which different enterprises operate and the Company believes that all transactions on the Company’s platforms are conducted on terms obtained in arm’s length transactions with similar unrelated parties.

Other than the transactions disclosed above or elsewhere in the consolidated financial statements, the Company has commercial arrangements with SoftBank, other investees and other related parties to provide and receive certain marketing, cloud and other services and products. The amounts relating to these services provided and received represent less than 1% of the Company’s revenue and total costs and expenses, respectively, for the years ended March 31, 2020, 2021 and 2022.

In addition, the Company has made certain acquisitions and equity investments together with related parties from time to time during the years ended March 31, 2020, 2021 and 2022. The agreements for acquisitions and equity investments were entered into by the parties involved and conducted on fair value basis. The significant acquisitions and equity investments together with related parties are included in Note 4.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2020, 2021 AND 2022

23.	Restricted net assets

PRC laws and regulations permit payments of dividends by the Company’s subsidiaries incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Company’s subsidiaries incorporated in the PRC are required to annually appropriate 10% of their net income to the statutory reserve prior to payment of any dividends, unless the reserve has reached 50% of their respective registered capital. Furthermore, registered share capital and capital reserve accounts are also restricted from distribution. As a result of the restrictions described above and elsewhere under PRC laws and regulations, the Company’s subsidiaries incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Company in the form of dividends. The restriction amounted to RMB165,590 million as of March 31, 2022. Except for the above or disclosed elsewhere, there is no other restriction on the use of proceeds generated by the Company’s subsidiaries to satisfy any obligations of the Company.

24.	Commitments
(a)	Capital commitments

The Company’s capital commitments primarily relate to capital expenditures contracted for purchase of property and equipment, including the construction of corporate campuses. Total capital commitments contracted but not provided for amounted to RMB37,595 million and RMB39,272 million as of March 31, 2021 and 2022, respectively. The capital expenditures contracted for are analyzed as follows:

	As of March 31,
	2021	2022

	(in millions of RMB)
No later than 1 year	23,424	25,438
Later than 1 year and no later than 5 years	13,768	13,781
More than 5 years	403	53
	37,595	39,272

(b)  Investment commitments

The Company was obligated to pay up to RMB19,466 million and RMB12,456 million for business combinations and equity investments under various arrangements as of March 31, 2021 and 2022, respectively. The commitment balance as of March 31, 2021 primarily includes the consideration for the investment in Focus Media Information Technology Co.Ltd., of which the arrangement was terminated in November 2021, and the remaining committed capital of certain investment funds. The commitment balance as of March 31,2022 primarily includes the remaining committed capital of certain investment funds.

(c)  Other commitments

The Company also has other commitments including commitments for co-location and bandwidth fees, licensed copyrights and marketing expenses. These commitments are analyzed as follows:

	As of March 31,
	2021	2022

	(in millions of RMB)
No later than 1 year	35,109	37,229
Later than 1 year and no later than 5 years	17,266	17,347
More than 5 years	2,849	2,446
	55,224	57,022

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2020, 2021 AND 2022

24.	Commitments (Continued)

(c)  Other commitments (Continued)

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

25.  Risks and contingencies

(a)

The Company is incorporated in the Cayman Islands and considered as a foreign entity under PRC laws. Due to legal restrictions on foreign ownership and investment in, among other areas, value-added telecommunications services, which include the operations of Internet content providers, the Company operates its Internet businesses and other businesses through various contractual arrangements with VIEs that are incorporated and owned by PRC citizens or by PRC entities owned and/or controlled by PRC citizens. The VIEs hold the licenses and approvals that are essential for their business operations in the PRC and the Company has entered into various agreements with the VIEs and their equity holders such that the Company has the right to benefit from their licenses and approvals and generally has control of the VIEs. In the Company’s opinion, the current ownership structure and the contractual arrangements with the VIEs and their equity holders as well as the operations of the VIEs are in substantial compliance with all existing PRC laws, rules and regulations. However, there may be changes and other developments in PRC laws, rules and regulations. Accordingly, the Company gives no assurance that PRC government authorities will not take a view in the future that is contrary to the opinion of the Company. If the current ownership structure of the Company and its contractual arrangements with the VIEs and their equity holders were found to be in violation of any existing or future PRC laws or regulations, the Company’s ability to conduct its business could be impacted and the Company may be required to restructure its ownership structure and operations in the PRC to comply with the changes in the PRC laws which may result in deconsolidation of the VIEs.

(b)

The PRC market in which the Company operates poses certain macro-economic and regulatory risks and uncertainties. These uncertainties extend to the ability of the Company to operate or invest in online and mobile commerce or other Internet related businesses, representing the principal services provided by the Company, in the PRC. The information and technology industries are highly regulated. Restrictions are currently in place or are unclear regarding what specific segments of these industries foreign owned enterprises, like the Company, may operate. If new or more extensive restrictions were imposed on the segments in which the Company is permitted to operate, the Company could be required to sell or cease to operate or invest in some or all of its current businesses in the PRC. These uncertainties also extend to the PRC’s regulations relating to anti-monopoly and anti-unfair competition. In December 2020, the State Administration for Market Regulation of the PRC (the “SAMR”) commenced an investigation on the Company pursuant to the PRC Anti-monopoly Law. Following the investigation, in April 2021, the SAMR issued an administrative penalty decision of the anti-monopoly investigation into the Company and imposed a fine of RMB18.2 billion (Note 19), which was accrued for as of March 31, 2021. The amount has been paid as of March 31, 2022. The SAMR also issued an administrative guidance, instructing the Company to implement a comprehensive rectification program, and to file a self-assessment and compliance report to the SAMR for three consecutive years.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2020, 2021 AND 2022

25.  Risks and contingencies (Continued)

(c)

PRC regulators have enhanced their scrutiny over financial technology, or fintech, businesses, and have proposed or promulgated several new measures and rules to strengthen regulations over certain financial industries in which Ant Group operates, such as digital payment, wealth management, micro financing and insurance. Ant Group has also been in discussions with PRC regulators about its business. In December 2020, Ant Group announced that it would establish a rectification working group and bring the operation and development of its finance-related businesses in line with regulatory requirements. In April 2021, Ant Group announced that under the regulators’ guidance, and in accordance with regulatory requirements, Ant Group had completed the formulation of its rectification plan, according to which Ant Group would apply to set up a financial holding company to ensure its financial-related businesses are fully regulated. To implement the rectification plan and comply with applicable new measures and rules, Ant Group may be required to spend significant time and resources and make changes to its businesses. As a result of regulatory developments, Ant Group’s business operations and growth prospects could be materially and adversely affected. Given that Ant Group offers a variety of services and products that have become essential parts of the services and experience the Company offers to consumers and merchants on the Company’s platforms, rectification and other regulatory requirements placed on Ant Group could in turn have a material adverse effect on the Company.

(d)	The Company is exposed to interest rate risk related to its indebtedness. The Company also has interest bearing assets, including cash and cash equivalents, short-term investments and restricted cash. Certain of the Company’s indebtedness carries floating interest rates based on a spread over LIBOR. As a result, the interest expenses associated with these indebtedness will be subject to the potential impact of any fluctuation in LIBOR. The Company uses derivatives, such as interest rate swaps, to manage its interest rate exposure, and has entered into various agreements with various financial institutions as counterparties to swap a certain portion of its floating interest rate debt to effectively become fixed interest rate debt. Uncertainties surrounding the phase-out of LIBOR may cause a sudden and prolonged increase or decrease in LIBOR, could adversely affect the Company’s operating results and financial condition, as well as the Company’s cash flows. In addition, since LIBOR will not be available, the Company may need to further negotiate with its lenders to agree on an alternative basis of interest, which may result in an interest rate differing from the Company’s expectations and could materially affect the cost of these facilities to the Company.
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

(g)

Financial instruments that potentially subject the Company to significant concentration of credit risk consist principally of cash and cash equivalents, short-term investments, restricted cash and equity securities and other investments. As of March 31, 2021 and 2022, substantially all of the Company’s cash and cash equivalents, short-term investments and restricted cash were held by major financial institutions located worldwide, including mainland China and Hong Kong S.A.R. If the financial institutions and other issuers of financial instruments held by the Company could become insolvent or if the markets for these instruments could become illiquid as a result of a severe economic downturn, the Company could lose some or all of the value of its investments.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2020, 2021 AND 2022

25.  Risks and contingencies (Continued)

(h)

During the years ended March 31, 2020, 2021 and 2022, the Company offered a trade assurance program on the international wholesale marketplaces at no charge to the wholesale buyers and sellers. If the wholesale sellers who participate in this program do not deliver the products in their stated specifications to the wholesale buyers on schedule, the Company may compensate the wholesale buyers for their losses on behalf of the wholesale sellers up to a pre-determined amount following a review of each particular case. In turn, the Company will seek a full reimbursement from the wholesale sellers for the prepaid reimbursement amount, yet the Company is exposed to a risk over the collectibility of the reimbursement from the wholesale sellers. During the years ended March 31, 2020, 2021 and 2022, the Company did not incur any material losses with respect to the compensation provided under this program. Given that the maximum compensation for each wholesale seller is pre-determined based on their individual risk assessments by the Company considering their credit profile or other relevant information, the Company determined that the likelihood of material default on the payments are not probable and therefore no provisions have been made in relation to this program.

(i)

In the ordinary course of business, the Company is from time to time involved in legal proceedings and litigations in relation to disputes relating to trademarks and other intellectual property, among others. In 2017, Beijing Jingdong Shiji Trading Co., Ltd. and Beijing Jingdong 360 E-commerce Co., Ltd. sued Tmall China, Zhejiang Tmall Network Co., Ltd. and Alibaba Group Holding Limited for abuse of dominant market position. The plaintiffs requested the three defendants to cease relevant acts and claimed a substantial amount of damages in the original complaint. In March 2021, the plaintiffs amended their claim to seek higher damages. The case is pending in Beijing High People’s Court and the potential damages are not reasonably estimable at the current stage. There are no legal proceedings and litigations that have in the recent past had, or to the Company’s knowledge, are probable to have, a material impact on the Company’s financial positions, results of operations or cash flows. The Company did not accrue any material loss contingencies in this respect as of March 31, 2021 and 2022.

(j)

The global outbreak of the COVID-19 pandemic is having a significant negative impact on the global economy, which has adversely affected the Company’s business and financial results. Starting in late January 2020, the COVID-19 pandemic triggered a series of lock-downs, social distancing requirements and travel restrictions that have significantly and negatively affected, and may continue to negatively affect, our various businesses in China, particularly the Company’s China commerce and local consumer services businesses. The Company’s key international commerce businesses also experienced a negative impact. The COVID-19 pandemic also presented and may continue to present challenges to the Company’s business operations as well as the business operations of the Company’s merchants, business partners and other participants in the Company’s ecosystem, such as closure of offices and facilities, disruptions to or even suspensions of normal business and logistics operations, as well as restrictions on travel. It is not possible to determine the ultimate impact of the COVID-19 pandemic on the Company’s business operations and financial results, which is highly dependent on numerous factors, including the duration and spread of the pandemic and any resurgence of the COVID-19 pandemic in China or elsewhere, actions taken by governments, the response of businesses and individuals to the pandemic, the impact of the pandemic on business and economic conditions in China and globally, consumer demand, the Company’s ability and the ability of merchants, retailers, logistics service providers and other participants in the Company’s ecosystem to continue operations in areas affected by the pandemic and the Company’s efforts and expenditures to support merchants and partners and ensure the safety of the Company’s employees. The COVID-19 pandemic may continue to adversely affect the Company’s business and results of operations.

(k)

The Russia-Ukraine conflict has resulted in significant disruptions to supply chains, logistics and business activities in the region that has negatively affected our international commerce business and Cainiao’s international logistics business. The conflict has also caused, and continues to intensify, significant geopolitical tensions in Europe and across the globe. The resulting sanctions imposed are expected to have significant impacts on the economic conditions of the countries and markets targeted by such sanctions, and may have unforeseen, unpredictable secondary effects on global energy prices, supply chains and other aspects of the global economy. The conflict may adversely affect our business, financial condition and results of operations.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2020, 2021 AND 2022

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

Starting from the quarter ended December 31, 2021, the CODM started to review information under a new reporting structure, and segment reporting has been updated to conform to this change, which also provides greater transparency in the Company’s business progress and financial performance (Note 2(e)). The following tables present the summary of each segment’s revenue, income from operations and adjusted earnings before interest, taxes and amortization (“Adjusted EBITA”) which is considered as a segment operating performance measure, for the years ended March 31, 2020, 2021 and 2022. Comparative figures for the years ended March 31, 2020 and 2021 were recast to conform to the segment presentation for the year ended March 31, 2022.

a
	Year ended March 31, 2020
			Local			Digital media	Innovation
	China	International	consumer			and	initiatives and	Total
	commerce	commerce	services (i)	Cainiao	Cloud (ii)	entertainment	others (i)(ii)	segments	Unallocated (iii)	Consolidated

	(in millions of RMB, except percentages)
Revenue	351,977	33,917	29,660	22,233	40,301	29,094	2,529	509,711	—	509,711
Income (Loss) from operations	174,561	(7,615)	(26,289)	(5,218)	(9,662)	(15,389)	(6,661)	103,727	(12,297)	91,430
Add: share-based compensation expense	9,409	2,996	3,027	961	6,231	2,566	2,308	27,498	4,244	31,742
Add: amortization and impairment of intangible assets	845	279	8,245	2,373	25	1,377	86	13,230	158	13,388
Add: impairment of goodwill	—	—	—	—	—	—	—	—	576	576
Adjusted EBITA (iv)	184,815	(4,340)	(15,017)	(1,884)	(3,406)	(11,446)	(4,267)	144,455	(7,319)
Adjusted EBITA margin (v)	53%	(13)%	(51)%	(8)%	(8)%	(39)%	(169)%

	Year ended March 31, 2021
			Local			Digital media	Innovation
	China	International	consumer			and	initiatives and	Total
	commerce	commerce	services (i)	Cainiao	Cloud (ii)	entertainment	others (i)(ii)	segments	Unallocated (iii)	Consolidated

	(in millions of RMB, except percentages)
Revenue	501,683	48,851	35,442	37,258	60,558	31,186	2,311	717,289	—	717,289
Income (Loss) from operations	197,135	(9,361)	(29,100)	(3,964)	(12,479)	(10,321)	(7,802)	124,108	(34,430)	89,678
Add: share-based compensation expense	14,505	4,223	4,972	1,956	10,205	3,281	2,518	41,660	8,460	50,120
Add: amortization of intangible assets	1,922	206	7,852	1,195	23	922	83	12,203	224	12,427
Add: Anti-monopoly Fine	—	—	—	—	—	—	—	—	18,228	18,228
Adjusted EBITA (iv)	213,562	(4,932)	(16,276)	(813)	(2,251)	(6,118)	(5,201)	177,971	(7,518)
Adjusted EBITA margin (v)	43%	(10)%	(46)%	(2)%	(4)%	(20)%	(225)%

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2020, 2021 AND 2022

26.	Segment information (Continued)

	Year ended March 31, 2022
			Local			Digital media	Innovation
	China	International	consumer			and	initiatives and	Total
	commerce	commerce	services (i)	Cainiao	Cloud (ii)	entertainment	others (i)(ii)	segments	Unallocated (iii)	Consolidated

	(in millions of RMB, except percentages)
Revenue	592,705	61,078	43,491	46,107	74,568	32,272	2,841	853,062	—	853,062
Income (Loss) from operations	172,219	(10,655)	(30,485)	(3,920)	(5,167)	(7,019)	(9,424)	105,549	(35,911)	69,638
Add: share-based compensation expense	7,078	1,569	2,556	1,396	6,297	1,520	1,839	22,255	1,716	23,971
Add: amortization of intangible assets	2,817	95	6,154	1,059	16	809	456	11,406	241	11,647
Add: impairment of goodwill	—	—	—	—	—	—	—	—	25,141	25,141
Adjusted EBITA (iv)	182,114	(8,991)	(21,775)	(1,465)	1,146	(4,690)	(7,129)	139,210	(8,813)
Adjusted EBITA margin (v)	31%	(15)%	(50)%	(3)%	2%	(15)%	(251)%

The following table presents the reconciliation from the Adjusted EBITA to the consolidated net income for the years ended March 31, 2020, 2021 and 2022:

	Year ended March 31,
	2020	2021	2022

	(in millions of RMB)
Total Segments Adjusted EBITA	144,455	177,971	139,210
Unallocated (iii)	(7,319)	(7,518)	(8,813)
Share-based compensation expense	(31,742)	(50,120)	(23,971)
Amortization and impairment of intangible assets	(13,388)	(12,427)	(11,647)
Impairment of goodwill	(576)	—	(25,141)
Anti-monopoly Fine	—	(18,228)	—
Consolidated income from operations	91,430	89,678	69,638
Interest and investment income, net	72,956	72,794	(15,702)
Interest expense	(5,180)	(4,476)	(4,909)
Other income, net	7,439	7,582	10,523
Income tax expenses	(20,562)	(29,278)	(26,815)
Share of results of equity method investees	(5,733)	6,984	14,344
Consolidated net income	140,350	143,284	47,079

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2020, 2021 AND 2022

26.Segment information (Continued)

The following table presents the consolidated depreciation and impairment of property and equipment, and operating lease cost relating to land use rights by segment for the years ended March 31, 2020, 2021 and 2022:

	Year ended March 31,
	2020	2021	2022

	(in millions of RMB)
China commerce	6,605	9,790	13,043
International commerce	725	1,180	1,473
Local consumer services (i)	766	1,161	1,237
Cainiao	694	872	992
Cloud (ii)	9,257	11,161	7,613
Digital media and entertainment	1,359	1,109	956
Innovation initiatives and others and unallocated (i)(ii)(iii)	1,117	1,116	2,494
Consolidated depreciation and impairment of property and equipment, and operating lease cost relating to land use rights	20,523	26,389	27,808

(i)	For the year ended March 31, 2022, as a result of the change in segment reporting (Note 2 (e)), the Company reclassified results of Amap, which was previously reported under the Innovation initiatives and others segment, to the Local consumer services segment. Figures for the years ended March 31, 2020 and 2021 were reclassified to conform to this presentation.
(ii)	For the year ended March 31, 2022, the Company reclassified results of DingTalk, which was previously reported under the Innovation initiatives and others segment, to the Cloud segment in order to conform to the way that we manage and monitor segment performance. Figures for the years ended March 31, 2020 and 2021 were reclassified to conform to this presentation.
(iii)	Unallocated expenses primarily relate to corporate administrative costs and other miscellaneous items that are not allocated to individual segments.
(iv)	Adjusted EBITA represents net income before (i) interest and investment income, net, interest expense, other income, net, income tax expenses and share of results of equity method investees, (ii) certain non-cash expenses, consisting of share-based compensation expense, amortization and impairment of intangible assets and impairment of goodwill, and (iii) Anti-monopoly Fine, which the Company does not believe are reflective of the Company’s core operating performance during the periods presented.
(v)	Adjusted EBITA margin represents Adjusted EBITA divided by revenue.

Details of the Company’s revenue by segment are set out in Note 5. As substantially all of the Company’s long-lived assets are located in the PRC and substantially all of the Company’s revenue is derived from within the PRC, no geographical information is presented.