Form 20-F
period 2023-03-31
Alibaba Group Holding Ltd
filed 2023-07-21
CIK 1577552

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended March 31, 2023
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report...............

For the transition period from to

Commission file number 001‑36614

Alibaba Group Holding Limited

(Exact name of Registrant as specified in its charter) Cayman Islands
(Jurisdiction of incorporation or organization)
26/F Tower One, Times Square 1 Matheson Street, Causeway Bay Hong Kong S.A.R. People’s Republic of China

(Address of principal executive offices)

Toby Hong Xu, Chief Financial Officer
Telephone: +852‑2215‑5100
Facsimile: +852‑2215‑5200
Alibaba Group Holding Limited
26/F Tower One, Times Square
1 Matheson Street, Causeway Bay
Hong Kong S.A.R.

People’s Republic of China

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, par value US$0.000003125 per share	9988 (HKD Counter) 89988 (RMB Counter)	The Stock Exchange of Hong Kong Limited
American Depositary Shares, each representing eight Ordinary Shares	BABA	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 20,526,017,712 Ordinary Shares

Indicate by check mark if the registrant is a well‑known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S‑T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non‑accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b‑2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐	Non‑accelerated filer ☐	Emerging growth company ☐

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b‑2 of the Securities Exchange Act of 1934).

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

LETTER FROM OUR CHAIRMAN AND CEO TO SHAREHOLDERS

Dear Shareholders,

Thank you for your continued trust, support, and recognition. Over the past year, we have collectively witnessed and experienced many significant events – we finally moved on from the pandemic, work and life got back on track, and the world reopened. New disruptive AI technology is changing how we view the world and understand reality, and there are high hopes for it to drive fundamental change across all aspects of the human experience.

During this time of big transformations, I appreciate the opportunity to share with you the series of important changes at Alibaba over the past year, along with our thoughts and outlook for the future.

2023 is destined to be a year filled with significance in Alibaba history. Just before the end of the fiscal year, we announced a decision with far-reaching impact - after 24 years, Alibaba is evolving from a single company into a new governance model of “1+6+N” in which major business groups and various companies have independent operations. “1” represents Alibaba Group’s holding company, “6” refers to six major business groups - Cloud Intelligence Group, Taobao and Tmall Group, Local Services Group, Alibaba International Digital Commerce (AIDC) Group, Cainiao Smart Logistics Network Limited, and Digital Media and Entertainment Group, and “N” refers to various businesses such as Alibaba Health, Sun Art Retail, and Freshippo. Each entity in the “6+N” will establish its own board of directors that will provide oversight and support to the chief executive officer of the business. Moving forward, Alibaba Group will focus on implementing good capital management, supporting the healthy development of our major business groups and various companies, and fostering the development of new innovative businesses.

Over the last 24 years, the Alibaba family became quite diverse, with increasingly more creative and dynamic units. Our consumer-focused businesses in China served over one billion Chinese consumers last year. Cloud Intelligence Group is currently the world’s third largest and Asia Pacific’s largest cloud computing service provider. As of March 31, 2023, Cloud Intelligence Group has 86 availability zones across 28 regions worldwide, serving more than four million global customers, including 80% of China’s science and technology innovation enterprises, 60% of China’s national-level specialized “little giant” enterprises, and 55% of listed companies on the Chinese stock exchanges. AIDC Group served hundreds of millions of overseas consumers with a comprehensive selection of local and global products and holistic consumption experience, and reached over 47 million active SME buyers worldwide. Cainiao celebrated its tenth anniversary earlier this year, and is developing a world-class smart logistics network within China and across international markets. It processed over four million cross-border and international parcels daily in fiscal year 2023 and is working to offer a five-day delivery service for cross-border parcels in the future, starting from its main markets. The Local Services Group’s platform businesses have provided convenient “to-home” and “to-destination” services to hundreds of millions of Chinese consumers. On October 1, 2022, the digital map navigation platform Amap registered a peak record of 220 million daily active users. The Digital Media and Entertainment Group has focused on delivering “ordinary people, powerful feelings, positive energy” content, and several releases have generated wide influence. Under the new governance structure, these business groups will independently cater to their respective markets, become self-reliant, and find unique paths to greater growth. Except for Taobao and Tmall Group, all business groups and companies can raise external capital and potentially seek their own independent public offerings, subject to meeting the necessary conditions. To date, we have announced plans for the following transactions:

•
Cloud Intelligence Group will pursue a full spin-off from Alibaba Group via a stock dividend distribution to our shareholders and become an independent publicly listed company.
•
Cainiao Smart Logistics Network and Freshippo will seek independent public offerings, respectively.
•
AIDC Group will seek external capital.

Our organizational transformation is an unprecedented journey in the history of business in China and a daring experiment for a large-scale organization. As early as 2015, we introduced the “middle platform” strategy, then built the “large middle platform, small front office” organizational model, which supported our front line teams and became the industry benchmark. In 2020, we championed the development of an agile organization and gradually introduced greater management independence across our businesses. Internally we established a number of independently operated companies, including Cainiao Smart Logistics Network, Freshippo, and Local Services. In this latest development, we have progressed to the next stage of our transformation, which is the latest organizational governance structure of “1+6+N”.

Our robust balance sheet was instrumental in such a monumental transformation. Despite the challenges created by the global macroeconomic landscape, market fluctuations, and the pandemic, our businesses delivered solid progress. We generated approximately US$25 billion in free cash flow during the fiscal year. We used our abundant cash reserves to invest in new technologies, businesses, and great talent while continuing to execute our share repurchase program. During the fiscal year, we repurchased approximately 130 million ADSs (the equivalent of one billion ordinary shares) for approximately US$10.9 billion and continued to explore different ways to create value for our shareholders.

At the beginning of 2023, I proposed “progress” as the keyword to set the tone for Alibaba’s development plans. “Progress” was necessary not only for the macro-environment changes and cyclical trends but also for Alibaba’s development trajectory. We believe the market is the best litmus test, and time will prove its worth. As we face a new era of unknowns, we hope to unleash our internal dynamism and creative forces through radical self-transformation that can withstand the test of the market and be positioned to capture the generational opportunities ahead. We believe our new governance structure will benefit the discovery and creation of value for our customers, business, and shareholders, and, hopefully, a chance to contribute greater value to the broader society.

Of course, some things will not change. Alibaba is unwavering in its commitment to focusing on the long-term, value creation, and the three strategies of consumption, cloud computing, and globalization. Over the last 20 years, we captured two historical opportunities: e-commerce in China’s consumer-focused Internet and cloud computing in China’s industrial Internet. Looking ahead, we will continue to serve hundreds of millions of households and support hundreds of thousands of industries through our two engines catering to the consumer Internet and industrial Internet, respectively. As the digital era begins its transition to the intelligent era, we must capture the generational opportunities associated with technology driving business transformation and the rapid changes in AI to create a larger runway for our businesses. We believe that AI’s contributions are not limited to efficiency improvements. We think it will create brand-new value.

As we begin this new chapter, Alibaba Group will welcome a new management team on September 10th. Joe will succeed me as the chairman of Alibaba Group, and Eddie as the chief executive officer of Alibaba Group. As for myself, I will be fully dedicated to my role as chairman and chief executive officer of our Cloud Intelligence Group and take on the new challenge of exploring the immense future in transforming and innovating with hundreds of thousands of industries through cloud computing, big data and AI.

The future is born out of our creations. Thank you again for your trust and support for Alibaba. I hope I will have the privilege of your companionship on the new journey, and may our future be extraordinary and full of miracles.

Daniel Zhang

Alibaba Group Chairman and Chief Executive Officer

Cloud Intelligence Group Chairman and Chief Executive Officer

July 2023

CONVENTIONS THAT APPLY TO THIS ANNUAL REPORT ON FORM 20‑F

Unless the context otherwise requires, references in this annual report on Form 20‑F to:

•
“2019 PRC Foreign Investment Law” are to the PRC Foreign Investment Law, promulgated by the National People’s Congress on March 15, 2019, which became effective on January 1, 2020;
•
“ADSs” are to the American depositary shares, each of which represents eight Shares;
•
“AI” are to artificial intelligence;
•
“Alibaba,” “Alibaba Group,” “company,” “our company,” “we,” “our” or “us” are to Alibaba Group Holding Limited, a company incorporated in the Cayman Islands with limited liability on June 28, 1999 and, where the context requires, its consolidated subsidiaries and its affiliated consolidated entities, including its variable interest entities and their subsidiaries, from time to time;
•
“Alibaba Health” are to Alibaba Health Information Technology Limited, a company incorporated in Bermuda on March 11, 1998, the shares of which are listed on the Main Board of the Hong Kong Stock Exchange (Stock Code: 0241), and, except where the context otherwise requires, its consolidated subsidiaries;
•
“Alibaba Pictures” are to Alibaba Pictures Group Limited, a company incorporated in Bermuda with limited liability on January 6, 1994, the shares of which are listed on the Main Board of the Hong Kong Stock Exchange (Stock Code: 1060) and, except where the context otherwise requires, its consolidated subsidiaries;
•
“Alipay” are to Alipay.com Co., Ltd., a company incorporated under the laws of the PRC on December 8, 2004, with which we have a long-term contractual relationship and which is a wholly-owned subsidiary of Ant Group or, where the context requires, its predecessor entities;
•
“Altaba” are to Altaba Inc. (formerly known as Yahoo! Inc.) and where the context requires, its consolidated subsidiaries; Altaba filed a certificate of dissolution with the Secretary of State of the State of Delaware, which became effective on October 4, 2019;
•
“Analysys” are to Analysys, a research institution;
•
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
•
“Articles” or “Articles of Association” are to our Articles of Association (as amended and restated from time to time), adopted on September 2, 2014;
•
“board” or “board of directors” are to our board of directors, unless otherwise stated;
•
“business day” are to any day (other than a Saturday, Sunday or public holiday) on which banks in relevant jurisdictions are generally open for business;
•
“Cainiao Network” are to Cainiao Smart Logistics Network Limited, a company incorporated on May 20, 2015 under the laws of the Cayman Islands and our consolidated subsidiary, together with its subsidiaries;
•
“CCASS” are to the Central Clearing and Settlement System established and operated by Hong Kong Securities Clearing Company Limited, a wholly-owned subsidiary of Hong Kong Exchange and Clearing Limited;
•
“China” and the “PRC” are to the People’s Republic of China;

•
“Companies (WUMP) Ordinance” are to the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Chapter 32 of the Laws of Hong Kong), as amended or supplemented from time to time;
•
“CSRC” are to the China Securities Regulatory Commission of the PRC;
•
“Deposit Agreement” are to the deposit agreement, dated as of September 24, 2014, as amended, among us, Citibank, N.A. and our ADS holders and beneficial owners from time to time;
•
“director(s)” are to member(s) of our board, unless otherwise stated;
•
“DTC” are to The Depository Trust Company, the central book-entry clearing and settlement system for equity securities in the United States and the clearance system for our ADSs;
•
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
•
“Enhanced VIE Structure” are to our enhanced structure for variable interest entities as described in “Item 4. Information on the Company — C. Organizational Structure”;
•
“EU” are to the European Union;
•
“FMCG” are to fast-moving consumer goods;
•
“foreign private issuer” are to such term as defined in Rule 3b-4 under the U.S. Exchange Act;
•
“Gartner” are to Gartner, Inc.; the Gartner content described herein (the “Gartner Content”) represent(s) research opinion or viewpoints published, as part of a syndicated subscription service, by Gartner, Inc. (“Gartner”), and are not representations of fact; Gartner Content speaks as of its original publication date (and not as of the date of this annual report), and the opinions expressed in the Gartner Content are subject to change without notice. GARTNER is a registered trademark and service mark of Gartner, Inc. and/or its affiliates in the U.S. and internationally and is used herein with permission. All rights reserved. Gartner does not endorse any vendor, product or service depicted in its research publications, and does not advise technology users to select only those vendors with the highest ratings or other designation. Gartner research publications consist of the opinions of Gartner’s research organization and should not be construed as statements of fact. Gartner disclaims all warranties, expressed or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose;
•
“GDP” are to gross domestic product;
•
“GDPR” are to the EU General Data Protection Regulation;
•
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
•
“HK$” or “Hong Kong dollars” or “HKD” are to Hong Kong dollars, the lawful currency of Hong Kong;
•
“Hong Kong” or “Hong Kong S.A.R.” are to the Hong Kong Special Administrative Region of the PRC;
•
“Hong Kong Listing Rules” are to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended or supplemented from time to time;
•
“Hong Kong Share Registrar” are to Computershare Hong Kong Investor Services Limited;

v

•
“Hong Kong Stock Exchange” are to The Stock Exchange of Hong Kong Limited;
•
“IaaS” are to infrastructure-as-a-service;
•
“ICP(s)” are to Internet content provider(s);
•
“IDC” are to International Data Corporation, a research institution;
•
“IoT” are to Internet of things;
•
“IPO” are to initial public offering;
•
“IT” are to information technology;
•
“Junao” are to Hangzhou Junao Equity Investment Partnership (Limited Partnership), a limited liability partnership incorporated under the laws of the PRC;
•
“Junhan” are to Hangzhou Junhan Equity Investment Partnership (Limited Partnership), a limited liability partnership incorporated under the laws of the PRC;
•
“Lazada” are to Lazada South East Asia Pte. Ltd., a company incorporated under the laws of the Republic of Singapore on January 19, 2012 and our consolidated subsidiary, and, except where the context otherwise requires, its consolidated subsidiaries and affiliated consolidated entities;
•
“major subsidiaries” are to the subsidiaries identified in our corporate structure chart in “Item 4. Information on the Company — C. Organizational Structure”;
•
“major variable interest entities” or “major VIEs” are to the variable interest entities that account for a significant majority of total revenue and assets of the variable interest entities as a group as described in “Item 3. Key Information — The VIE Structure Adopted by Our Company — Variable Interest Entity Financial Information”;
•
“Memorandum” are to our memorandum of association (as amended from time to time);
•
“MIIT” are to the Ministry of Industry and Information Technology of the PRC;
•
“MOF” are to the Ministry of Finance of the PRC;
•
“MOFCOM” are to the Ministry of Commerce of the PRC;
•
“MtCO2e” are to metric tons of carbon dioxide equivalent；

•
“NDRC” are to the National Development and Reform Commission of the PRC;
•
“NYSE” are to the New York Stock Exchange;
•
“orders” unless the context otherwise requires, are to each confirmed order from a transaction between a buyer and a seller for products and services on the relevant platform, even if the order includes multiple items, during the specified period, whether or not the transaction is settled;
•
our “wholesale marketplaces” are to 1688.com and Alibaba.com, collectively;
•
“P4P” are to pay-for-performance;
•
“PaaS” are to platform-as-a-service;
•
“PBOC” are to the People’s Bank of China;

•
“PCAOB” are to the Public Company Accounting Oversight Board;
•
“PRC government” or “State” are to the central government of the PRC, including all political subdivisions (including provincial, municipal and other regional or local government entities) and its organs or, as the context requires, any of them;
•
“Principal Share Registrar” are to Maples Fund Services (Cayman) Limited;
•
“QuestMobile” are to QuestMobile, a research institution;
•
“representative variable interest entities” or “representative VIEs” are to the variable interest entities identified in our corporate structure chart in “Item 4. Information on the Company — C. Organizational Structure”;
•
“RMB” or “Renminbi” are to Renminbi, the lawful currency of the PRC;
•
“RSU(s)” are to restricted share unit(s);
•
“SaaS” are to software-as-a-service;
•
“SAFE” are to the State Administration of Foreign Exchange of the PRC, the PRC governmental agency responsible for matters relating to foreign exchange administration, including local branches, when applicable;
•
“SAIC” are to State Administration for Industry and Commerce of the PRC, which has been merged into SAMR;
•
“SAMR” are to the State Administration for Market Regulation of the PRC;
•
“SAPA” are to a share and asset purchase agreement by and among us, Ant Group, Altaba, SoftBank and the other parties named therein, dated August 12, 2014, together with any subsequent amendments as the context requires;
•
“SEC” are to the United States Securities and Exchange Commission;
•
“SFC” are to the Securities and Futures Commission of Hong Kong;
•
“SFO” are to the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended or supplemented from time to time;
•
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
•
“shareholder(s)” are to holder(s) of Shares and, where the context requires, ADSs;
•
“Share(s)” or “ordinary share(s)” are to ordinary share(s) in our capital with par value of US$0.000003125 each;
•
“SMEs” are to small and medium‑sized enterprises;
•
“SoftBank” are to SoftBank Group Corp. (formerly known as SoftBank Corp.), and, except where the context otherwise requires, its consolidated subsidiaries;
•
“STA” are to the State Taxation Administration of the PRC;
•
“Sun Art” are to Sun Art Retail Group Limited, a company incorporated under the laws of Hong Kong on December 13, 2000 with limited liability, the shares of which are listed on the Main Board of the Hong Kong Stock Exchange (Stock Code: 6808), and except where the context requires, its consolidated subsidiaries;
•
“Takeovers Codes” are to Hong Kong’s Codes on Takeovers and Mergers and Share Buy-backs issued by the SFC;

•
“UK” are to the United Kingdom of Great Britain and Northern Ireland;
•
“U.S.” or “United States” are to the United States of America, its territories, its possessions and all areas subject to its jurisdiction;
•
“US$” or “U.S. dollars” are to the lawful currency of the United States;
•
“U.S. Exchange Act” are to the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;
•
“U.S. GAAP” are to accounting principles generally accepted in the United States;
•
“U.S. Securities Act” are to the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder;
•
“USTR” are to the Office of the U.S. Trade Representative;
•
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
•
“VAT” are to value-added tax; all amounts are exclusive of VAT in this annual report except where indicated otherwise;
•
“VIE structure” or “Contractual Arrangements” are to the variable interest entity structure;
•
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
•
“Yunfeng Fund(s)” are to one or more Yunfeng investment funds established by Yunfeng Capital Limited or its affiliates, in which Jack Ma currently holds minority interest in the general partners.

Exchange Rate Information

Our reporting currency is the Renminbi. This annual report contains translations of Renminbi and Hong Kong dollar amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise stated, all translations of Renminbi and Hong Kong dollars into U.S. dollars and from U.S. dollars into Renminbi in this annual report were made at a rate of RMB6.8676 to US$1.00 and HK$7.8499 to US$1.00, the respective exchange rates on March 31, 2023 set forth in the H.10 statistical release of the Federal Reserve Board. We make no representation that any Renminbi, Hong Kong dollar or U.S. dollar amounts referred to in this annual report could have been, or could be, converted into U.S. dollars, Renminbi or Hong Kong dollars, as the case may be, at any particular rate or at all. On July 12, 2023, the noon buying rate for Renminbi and Hong Kong dollars was RMB7.1656 to US$1.00 and HK$7.8268 to US$1.00, respectively.

FORWARD-LOOKING STATEMENTS

This annual report on Form 20‑F contains forward‑looking statements. These statements are made under the “safe harbor” provision under Section 21E of the U.S. Exchange Act, and as defined in the Private Securities Litigation Reform Act of 1995. Forward‑looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “future,” “aim,” “estimate,” “intend,” “seek,” “plan,” “believe,” “potential,” “continue,” “ongoing,” “target,” “guidance,” “is/are likely to” or other similar expressions. The forward‑looking statements included in this annual report relate to, among others:

•
our new organizational and governance structure, strategic benefits of this new structure and future spin-off or capital raising plans;
•
our growth strategies and business plans;
•
our future business development, results of operations and financial condition;
•
trends and competition in commerce, cloud computing and digital media and entertainment industries and the other industries in which we operate, both in China and globally, as well as trends in overall technology;
•
our continuing investments in our businesses;
•
expected changes in our revenues and certain cost and expense items and our margins;
•
fluctuations in general economic and business conditions in China and globally;
•
international trade policies, protectionist policies and other policies (including those relating to export control and economic or trade sanctions) that could place restrictions on economic and commercial activity;
•
the regulatory environment in which we and companies integral to our ecosystem operate in China and globally;
•
expected results of regulatory investigations, litigations and other proceedings;
•
impacts of the COVID-19 pandemic;
•
our sustainability goals; and
•
assumptions underlying or related to any of the foregoing.

Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include but are not limited to the following: our corporate structure, including the VIE structure we use to operate certain businesses in the PRC; the implementation of our new organizational and governance structure and the execution of spin-off or capital raising plans of our subsidiaries; our ability to maintain the trusted status of our ecosystem; our ability to compete, innovate and maintain or grow our revenue or business, including expanding our international and cross-border businesses and operations and managing a large and complex organization; risks associated with sustained investments in our businesses; fluctuations in general economic and business conditions in China and globally; uncertainties arising from competition among countries and geopolitical tensions, including protectionist or national security policies and export control, economic or trade sanctions; risks associated with our acquisitions, investments and alliances; uncertainties and risks associated with a broad range of complex laws and regulations (including in the areas of data security and privacy protection, anti-monopoly and anti-unfair competition, content regulation, consumer protection and regulation of Internet platforms) in the PRC and globally; cybersecurity risks; impacts of the COVID-19 pandemic and assumptions underlying or related to any of the foregoing. Please also see “Item 3. Key Information — D. Risk Factors.”

The forward‑looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report and are based on current expectations, assumptions, estimates and projections. We undertake no obligation to update any forward‑looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this annual report and the documents that we have referred to in this annual report completely and with the understanding that our actual future results may be materially different from what we expect.

x

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

The VIE Structure Adopted by Our Company

Risks Related to the VIE Structure

Alibaba Group Holding Limited is a Cayman Islands holding company. It does not directly engage in business operations itself. Due to PRC legal restrictions on foreign ownership and investment in certain industries, we, similar to all other entities with foreign-incorporated holding company structures operating in our industry in China, operate our Internet businesses and other businesses in which foreign investment is restricted or prohibited in the PRC through variable interest entities, or VIEs. The VIEs are incorporated and owned by PRC citizens or by PRC entities owned and/or controlled by PRC citizens, and not by our company. We and, through us, our shareholders do not own any equity interests in the VIEs. Investors in our ADSs and Shares are purchasing equity securities of a Cayman Islands holding company rather than equity securities issued by our consolidated subsidiaries and the VIEs, and investors may never hold equity interests in the VIEs under current PRC laws and regulations.

Investing in our company involves unique risks related to the VIE structure adopted by our company. In particular, if the PRC government deems that the contractual arrangements in relation to the VIEs do not comply with PRC regulations on foreign investment, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to penalties, or be forced to relinquish our interests in the operation of the VIEs, and we would no longer be able to consolidate the financial results of the VIEs in our consolidated financial statements. This would likely materially and adversely affect our business, financial results and the trading prices of our ADSs, Shares and/or other securities, including causing the trading prices of such securities to significantly decline or become worthless. Contractual arrangements in relation to VIEs have not been tested in a court of law. See “— D. Risk Factors — Risks Related to Our Corporate Structure” for more details on the risks relating to the VIE structure.

Our Corporate Structure

Like many large scale, multinational companies with businesses around the world and across industries, we conduct our business through a large number of Chinese and foreign operating entities, including VIEs. The chart below summarizes our corporate structure as of March 31, 2023 and identifies the subsidiaries and VIEs that together are representative of the major businesses operated by our group, including our significant subsidiaries, as that term is defined under Section 1-02 of Regulation S-X under the U.S. Securities Act, and other representative subsidiaries, which we collectively refer to as our major subsidiaries, as well the corresponding representative VIEs, which we refer to as the representative VIEs:

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
(9)
A VIE.

VIE Structure

The contractual relationships with the VIEs provide us the power to direct the activities of the VIEs and the obligation to absorb losses or the right to receive benefits from the VIEs, such that we are the primary beneficiary for accounting purposes and therefore consolidate the VIEs. As a result, we include the financial results of each of the VIEs in our consolidated financial statements in accordance with U.S. GAAP.

The following diagram is a simplified illustration of the typical ownership structure and contractual arrangements for VIEs:

For most of the VIEs, our group uses a different structure, or the Enhanced VIE Structure. The Enhanced VIE Structure maintains the primary legal framework that we and many peer companies in our industry have adopted to operate businesses in which foreign investment is restricted or prohibited in the PRC. We may also create additional holding structures in the future.

Under the Enhanced VIE Structure, a VIE is typically held by a PRC limited liability company, instead of individuals. This PRC limited liability company is directly or indirectly owned by two PRC limited partnerships, each of which holds 50% of the equity interest. Each of these partnerships is comprised of (i) a PRC limited liability company, as general partner (which is formed by a number of selected members of the Alibaba Partnership and our management who are PRC citizens), and (ii) the same group of natural persons, as limited partners. Under the terms of the relevant partnership agreements, the natural person limited partners must be members of the Alibaba Partnership or our management who are PRC citizens and as designated by the general partner of the partnership.

For our representative VIEs, these individuals are Daniel Yong Zhang, Jessie Junfang Zheng, Xiaofeng Shao, Zeming Wu and Fang Jiang (with respect to each of Zhejiang Taobao Network Co., Ltd., Zhejiang Tmall Network Co., Ltd., Hangzhou Alibaba Advertising Co., Ltd., Hangzhou Ali Venture Capital Co., Ltd., Shanghai Rajax Information Technology Co., Ltd. and Alibaba Cloud Computing Ltd.), and Jeff Jianfeng Zhang, Winnie Jia Wen, Jie Song, Yongxin Fang and Li Cheng (with respect to Alibaba Culture Entertainment Co., Ltd.). Because Li Cheng is no longer a member of the Alibaba Partnership, we are in the process of replacing him. In addition, we are in the process of restructuring the VIEs and changing these individuals as part of our Reorganization.

Under the Enhanced VIE Structure, the designated subsidiary, on the one hand, and the corresponding VIE and the multiple layers of legal entities above the VIE, as well as the natural persons described above, on the other hand, enter into contractual arrangements, which are substantially similar to the contractual arrangements we have historically used for VIEs.

The following diagram is a simplified illustration of the typical ownership structure and contractual arrangements of the VIEs under the Enhanced VIE Structure:

(1)
Selected members of the Alibaba Partnership or our management who are PRC citizens.

Loan Agreements

Pursuant to the relevant loan agreement, our respective subsidiary has granted a loan to the relevant VIE equity holders, which may only be used for the purpose of its business operation activities agreed by our subsidiary or the acquisition of the relevant VIE.

Exclusive Call Option Agreements

Under the Enhanced VIE Structure, each relevant VIE and its equity holders have jointly granted our relevant subsidiary (A) an exclusive call option to request the relevant VIE to decrease its registered capital and (B) an exclusive call option to subscribe for any increased capital of relevant VIE.

Proxy Agreements

Pursuant to the relevant proxy agreement, each of the VIE equity holders irrevocably authorizes any person designated by our subsidiary to exercise the rights of the equity holder of the VIE, including without limitation the right to vote and appoint directors.

Equity Pledge Agreements

Pursuant to the relevant equity pledge agreement, the relevant VIE equity holders have pledged all of their interests in the equity of the VIE as a continuing first priority security interest in favor of the corresponding subsidiary to secure the outstanding amounts advanced under the relevant loan agreements described above and to secure the performance of obligations by the VIE and/or its equity holders under the other structure contracts. Each subsidiary is entitled to exercise its right to dispose of the VIE equity holders’ pledged interests in the equity of the VIE and has priority in receiving payment by the application of proceeds from the auction or sale of the pledged interests, in the event of any breach or default under the loan agreement or other structure contracts, if applicable.

Exclusive Services Agreements

Under the Enhanced VIE Structure, each relevant VIE has entered into an exclusive service agreement with the respective subsidiary, pursuant to which our relevant subsidiary provides exclusive services to the VIE. In exchange, the VIE pays a service fee to our subsidiary, the amount of which shall be determined, to the extent permitted by applicable PRC laws as proposed by our subsidiary, resulting in a transfer of substantially all of the profits from the VIE to our subsidiary.

For a more detailed summary of such contractual arrangements, see “Item 4. Information on the Company — C. Organizational Structure.”

If the VIEs or their equity holders fail to perform their respective obligations under the contractual arrangements, we will have to enforce our rights under the contractual arrangements through the operations of PRC law and arbitral or judicial agencies, which may be costly and time-consuming and will be subject to uncertainties in the PRC legal system, including the uncertainty resulting from the fact that these VIE contracts have not been tested in a PRC court. Consequently, the contractual arrangements may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership. The contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration or court proceedings in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. Uncertainties regarding the interpretation and enforcement of the relevant PRC laws and regulations could limit our ability to enforce the contractual arrangements. Under PRC law, if the losing parties fail to carry out the arbitration awards or court judgments within a prescribed time limit, the prevailing parties may only enforce the arbitration awards or court judgments in PRC courts, which would require additional expense and delay. In the event we are unable to enforce the contractual arrangements, we may not be able to exert effective control over the VIEs, and our ability to conduct our business, as well as our financial condition and results of operations, may be materially and adversely affected. See “— D. Risk Factors — Risks Related to Our Corporate Structure — Our contractual arrangements may not be as effective in providing control over the VIEs as direct ownership” and “— Any failure by the VIEs or their equity holders to perform their obligations under the contractual arrangements would have a material adverse effect on our business, financial condition and results of operations. ”

Variable Interest Entity Financial Information

The following tables present the condensed consolidating schedule of operations and cash flows information for the fiscal years ended March 31, 2021, 2022 and 2023, and condensed consolidating schedule of balance sheet information as of March 31,2022 and 2023 for:

•
Alibaba Group Holding Limited (“Parent”);
•
the variable interest entities, including their subsidiaries, that together account for a significant majority of total revenue and assets of the variable interest entities as a group, which we collectively refer to as the “major variable interest entities and their subsidiaries”;
•
subsidiaries that are, for accounting purposes only, the primary beneficiaries of the major variable interest entities; and

•
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

	For the year ended March 31, 2023
	Parent	Other Subsidiaries and Consolidated Entities	Major VIEs and their Subsidiaries		Primary Beneficiaries of Major VIEs	Eliminations	Consolidated Total
	RMB	RMB	RMB		RMB	RMB	RMB	US$
	(in millions)
Revenue from third parties	—	709,421	88,121		71,145	—	868,687	126,491
Revenue from group companies	—	29,159	5,671		136,113	(170,943)	—	—
Total cost and expenses	(846)	(763,158)	(97,402)	(1)	(168,473)	261,543	(768,336)	(111,879)
Income from subsidiaries and VIEs	84,000	100,379	—		3,031	(187,410)	—	—
Income (loss) from operations	83,154	75,801	(3,610)		41,816	(96,810)	100,351	14,612
Other income and expenses	(10,645)	11,003	6,557		72,519	(90,600)	(11,166)	(1,626)
Income tax expenses	—	(6,551)	117		(9,115)	—	(15,549)	(2,264)
Share of results of equity method investees	—	(3,176)	(46)		(4,841)	—	(8,063)	(1,174)
Net income	72,509	77,077	3,018		100,379	(187,410)	65,573	9,548
Net loss attributable to noncontrolling interests	—	7,197	13		—	—	7,210	1,050
Accretion of mezzanine equity	—	(274)	—		—	—	(274)	(40)
Net income attributable to ordinary shareholders	72,509	84,000	3,031		100,379	(187,410)	72,509	10,558

	For the year ended March 31, 2022
	Parent	Other Subsidiaries and Consolidated Entities	Major VIEs and their Subsidiaries		Primary Beneficiaries of Major VIEs	Eliminations	Consolidated Total
	RMB	RMB	RMB		RMB	RMB	RMB
	(in millions)
Revenue from third parties	—	691,997	87,337		73,728	—	853,062
Revenue from group companies	—	75,610	8,485		160,947	(245,042)	—
Total cost and expenses	(444)	(771,883)	(96,262)	(1)	(189,014)	274,179	(783,424)
Income from subsidiaries and VIEs	63,745	81,515	—		5,284	(150,544)	—
Income (loss) from operations	63,301	77,239	(440)		50,945	(121,407)	69,638
Other income and expenses	(1,342)	(27,923)	5,227		43,087	(29,137)	(10,088)
Income tax expenses	—	(15,506)	(258)		(11,051)	—	(26,815)
Share of results of equity method investees	—	15,055	755		(1,466)	—	14,344
Net income	61,959	48,865	5,284		81,515	(150,544)	47,079
Net loss attributable to noncontrolling interests	—	15,170	—		—	—	15,170
Accretion of mezzanine equity	—	(290)	—		—	—	(290)
Net income attributable to ordinary shareholders	61,959	63,745	5,284		81,515	(150,544)	61,959

	For the year ended March 31, 2021
	Parent	Other Subsidiaries and Consolidated Entities	Major VIEs and their Subsidiaries		Primary Beneficiaries of Major VIEs	Eliminations	Consolidated Total
	RMB	RMB	RMB		RMB	RMB	RMB
	(in millions)
Revenue from third parties	—	563,077	71,455		82,757	—	717,289
Revenue from group companies	—	85,667	10,854		165,263	(261,784)	—
Total cost and expenses	(614)	(658,139)	(83,164)	(1)	(178,855)	293,161	(627,611)
Income from subsidiaries and VIEs	150,515	107,740	—		3,362	(261,617)	—
Income (loss) from operations	149,901	98,345	(855)		72,527	(230,240)	89,678
Other income and expenses	407	47,377	5,940		53,553	(31,377)	75,900
Income tax expenses	—	(16,959)	(1,249)		(11,070)	—	(29,278)
Share of results of equity method investees	—	14,825	(571)		(7,270)	—	6,984
Net income	150,308	143,588	3,265		107,740	(261,617)	143,284
Net loss attributable to noncontrolling interests	—	7,197	97		—	—	7,294
Accretion of mezzanine equity	—	(270)	—		—	—	(270)
Net income attributable to ordinary shareholders	150,308	150,515	3,362		107,740	(261,617)	150,308

Note:

(1)
These include technical service fee incurred by major VIEs and their subsidiaries for exclusive technical service provided by primary beneficiaries of major VIEs to major VIEs and their subsidiaries in the amounts of RMB18,698 million, RMB17,225 million and RMB15,445 million (US$2,249 million) for the years ended March 31, 2021, 2022 and 2023, respectively.

	For the year ended March 31, 2023
	Parent		Other Subsidiaries and Consolidated Entities	Major VIEs and their Subsidiaries		Primary Beneficiaries of Major VIEs	Eliminations	Consolidated Total
	RMB		RMB	RMB		RMB	RMB	RMB	US$
			(in millions)
Net cash provided by operating activities	71,885	(1)	154,186	3,622		196,309	(226,250)	199,752	29,086
Net cash used in investing activities	(12,290)	(1)	(87,248)	(2,003)	(2)	(100,132)	66,167	(135,506)	(19,731)
Net cash (used in) provided by financing activities	(59,439)	(1)	(83,590)	1,766	(2)	(84,439)	160,083	(65,619)	(9,555)
Effect of exchange rate changes on cash and cash equivalents, restricted cash and escrow receivables	33		3,495	2		—	—	3,530	514
Increase (Decrease) in cash and cash equivalents, restricted cash and escrow receivables	189		(13,157)	3,387		11,738	—	2,157	314
Cash and cash equivalents, restricted cash and escrow receivables at the beginning of the year	387		175,866	4,537		46,563	—	227,353	33,105
Cash and cash equivalents, restricted cash and escrow receivables at the end of the year	576		162,709	7,924		58,301	—	229,510	33,419

Notes:

(1)
For the year ended March 31, 2023, the cash transfer from the parent to our subsidiaries amounting to RMB32,025 million (US$4,663 million), of which RMB31,088 million (US$4,527 million) and RMB937 million (US$136 million) were included in the parent’s net cash used in investing activities and financing activities, respectively.

For the year ended March 31, 2023, the cash transfer from our subsidiaries to the parent amounting to RMB112,153 million (US$16,331 million), of which RMB75,355 million (US$10,973 million), RMB20,565 million (US$2,994 million) and RMB16,233 million (US$2,364 million) were included in the parent’s net cash provided by operating activities, net cash used in investing activities and financing activities, respectively.
(2)
For the year ended March 31, 2023, the cash transfer from our subsidiaries and consolidated entities to the major VIEs and their subsidiaries amounting to RMB21,283 million (US$3,099 million), of which RMB11,858 million (US$1,727 million) and RMB9,425 million (US$1,372 million) were included in the major VIEs and their subsidiaries’ net cash used in investing activities and net cash provided by financing activities, respectively.

For the year ended March 31, 2023, the cash transfer from the major VIEs and their subsidiaries to our subsidiaries and consolidated entities amounting to RMB14,172 million (US$2,064 million), of which RMB6,513 million (US$949 million) and RMB7,659 million (US$1,115 million) were included in the major VIEs and their subsidiaries’ net cash used in investing activities and net cash provided by financing activities, respectively.
(3)
See “— Holding Company Structure and Cash Flows through Our Company” for nature of cash transfers mentioned above.

	For the year ended March 31, 2022
	Parent		Other Subsidiaries and Consolidated Entities	Major VIEs and their Subsidiaries		Primary Beneficiaries of Major VIEs	Eliminations	Consolidated Total
	RMB		RMB	RMB		RMB	RMB	RMB
	(in millions)
Net cash (used in) provided by operating activities	(4,739)		219,750	18,811		21,498	(112,561)	142,759
Net cash used in investing activities	(20,188)	(1)	(235,528)	(15,672)	(2)	(32,365)	105,161	(198,592)
Net cash provided by (used in) financing activities	24,920	(1)	(51,502)	(9,099)	(2)	(36,168)	7,400	(64,449)
Effect of exchange rate changes on cash and cash equivalents, restricted cash and escrow receivables	(36)		(8,798)	—		—	—	(8,834)
Decrease in cash and cash equivalents, restricted cash and escrow receivables	(43)		(76,078)	(5,960)		(47,035)	—	(129,116)
Cash and cash equivalents, restricted cash and escrow receivables at the beginning of the year	430		251,944	10,497		93,598	—	356,469
Cash and cash equivalents, restricted cash and escrow receivables at the end of the year	387		175,866	4,537		46,563	—	227,353

Notes:

(1)
For the year ended March 31, 2022, the cash transfer from the parent to our subsidiaries amounting to RMB20,188 million was included in the parent’s net cash used in investing activities.

For the year ended March 31, 2022, the cash transfer from our subsidiaries to the parent amounting to RMB95,621 million was included in the parent’s net cash provided by financing activities.
(2)
For the year ended March 31, 2022, the cash transfer from our subsidiaries and consolidated entities to the major VIEs and their subsidiaries amounting to RMB2,539 million, of which RMB35 million and RMB2,504 million were included in the major VIEs and their subsidiaries’ net cash used in investing activities and financing activities, respectively.

For the year ended March 31, 2022, the cash transfer from the major VIEs and their subsidiaries to our subsidiaries and consolidated entities amounting to RMB24,404 million, of which RMB11,774 million and RMB12,630 million were included in the major VIEs and their subsidiaries’ net cash used in investing activities and financing activities, respectively.

	For the year ended March 31, 2021
	Parent		Other Subsidiaries and Consolidated Entities	Major VIEs and their Subsidiaries		Primary Beneficiaries of Major VIEs	Eliminations	Consolidated Total
	RMB		RMB	RMB		RMB	RMB	RMB
	(in millions)
Net cash provided by operating activities	33,796	(1)	210,082	808		56,727	(69,627)	231,786
Net cash used in investing activities	(70,623)	(1)	(147,242)	(17,764)	(2)	(70,138)	61,573	(244,194)
Net cash provided by (used in) financing activities	36,570	(1)	(31,875)	13,726	(2)	3,607	8,054	30,082
Effect of exchange rate changes on cash and cash equivalents, restricted cash and escrow receivables	(114)		(7,073)	—		—	—	(7,187)
(Decrease) Increase in cash and cash equivalents, restricted cash and escrow receivables	(371)		23,892	(3,230)		(9,804)	—	10,487
Cash and cash equivalents, restricted cash and escrow receivables at the beginning of the year	801		228,052	13,727		103,402	—	345,982
Cash and cash equivalents, restricted cash and escrow receivables at the end of the year	430		251,944	10,497		93,598	—	356,469

Notes:

(1)
For the year ended March 31, 2021, the cash transfer from the parent to our subsidiaries amounting to RMB70,623 million was included in the parent’s net cash used in investing activities.

For the year ended March 31, 2021, the cash transfer from our subsidiaries to the parent amounting to RMB43,078 million, of which RMB37,918 million and RMB5,160 million were included in the parent’s net cash provided by operating activities and financing activities, respectively.
(2)
For the year ended March 31, 2021, the cash transfer from our subsidiaries and consolidated entities to the major VIEs and their subsidiaries amounting to RMB20,865 million, of which RMB175 million and RMB20,690 million were included in the major VIEs and their subsidiaries’ net cash used in investing activities and net cash provided by financing activities, respectively.

For the year ended March 31, 2021, the cash transfer from the major VIEs and their subsidiaries to our subsidiaries and consolidated entities amounting to RMB5,575 million, of which RMB682 million and RMB4,893 million were included in the major VIEs and their subsidiaries’ net cash used in investing activities and net cash provided by financing activities, respectively.

	As of March 31, 2023
	Parent	Other Subsidiaries and Consolidated Entities	Major VIEs and their Subsidiaries	Primary Beneficiaries of Major VIEs	Eliminations	Consolidated Total
	RMB	RMB	RMB	RMB	RMB	RMB	US$
	(in millions)
Cash and cash equivalents and short-term investments	576	301,264	22,301	195,437	—	519,578	75,656
Investments in equity method investees and equity securities and other investments	—	375,195	32,556	50,258	—	458,009	66,691
Accounts receivable, net of allowance	—	14,165	17,084	885	—	32,134	4,679
Amounts due from group companies	99,536	319,591	19,812	208,070	(647,009)	—	—
Prepayments and other assets	868	186,896	15,334	49,190	—	252,288	36,737
Interest in subsidiaries and VIEs	1,123,451	217,954	—	5,850	(1,347,255)	—	—
Property and equipment and intangible assets	—	193,827	8,910	20,207	—	222,944	32,463
Goodwill	—	266,133	1,958	—	—	268,091	39,037
Total assets	1,224,431	1,875,025	117,955	529,897	(1,994,264)	1,753,044	255,263
Amounts due to group companies	103,507	243,398	66,683	233,421	(647,009)	—	—
Accrued and other liabilities	131,267	317,945	32,040	74,016	—	555,268	80,853
Deferred revenue and customer advances	—	57,100	13,249	4,506	—	74,855	10,900
Total liabilities	234,774	618,443	111,972	311,943	(647,009)	630,123	91,753
Mezzanine equity	—	9,858	—	—	—	9,858	1,435
Total shareholders’ equity	989,657	1,123,451	5,850	217,954	(1,347,255)	989,657	144,105
Noncontrolling interests	—	123,273	133	—	—	123,406	17,970
Total liabilities, mezzanine equity and equity	1,224,431	1,875,025	117,955	529,897	(1,994,264)	1,753,044	255,263

	As of March 31, 2022
	Parent	Other Subsidiaries and Consolidated Entities	Major VIEs and their Subsidiaries	Primary Beneficiaries of Major VIEs	Eliminations	Consolidated Total
	RMB	RMB	RMB	RMB	RMB	RMB
	(in millions)
Cash and cash equivalents and short-term investments	387	272,254	14,208	159,563	—	446,412
Investments in equity method investees and equity securities and other investments	—	397,390	33,989	20,547	—	451,926
Accounts receivable, net of allowance	—	11,853	20,074	886	—	32,813
Amounts due from group companies	163,476	282,817	23,556	174,120	(643,969)	—
Prepayments and other assets	767	198,263	14,227	50,527	—	263,784
Interest in subsidiaries and VIEs	994,066	114,798	—	(129)	(1,108,735)	—
Property and equipment and intangible assets	—	198,691	6,972	25,374	—	231,037
Goodwill	—	267,548	2,033	—	—	269,581
Total assets	1,158,696	1,743,614	115,059	430,888	(1,752,704)	1,695,553
Amounts due to group companies	88,887	253,725	71,038	230,319	(643,969)	—
Accrued and other liabilities	121,330	308,763	31,024	81,770	—	542,887
Deferred revenue and customer advances	—	53,501	12,971	4,001	—	70,473
Total liabilities	210,217	615,989	115,033	316,090	(643,969)	613,360
Mezzanine equity	—	9,655	—	—	—	9,655
Total shareholders’ equity	948,479	994,066	(129)	114,798	(1,108,735)	948,479
Noncontrolling interests	—	123,904	155	—	—	124,059
Total liabilities, mezzanine equity and equity	1,158,696	1,743,614	115,059	430,888	(1,752,704)	1,695,553

Key Information Related to Doing Business in the People’s Republic of China

Risks and Uncertainties Related to Doing Business in the People’s Republic of China

We face various legal and operational risks and uncertainties as a company based in and primarily operating in China. Most of our operations are conducted in the PRC, and are governed by PRC laws, rules and regulations. Our PRC subsidiaries are subject to laws, rules and regulations applicable to foreign investment in China. Because PRC laws, rules and regulations are relatively new and quickly evolving, and because of the limited number of published decisions and the non-precedential nature of these decisions, and because the laws, rules and regulations often give the relevant regulator certain discretion in how to enforce them, the interpretation and enforcement of these laws, rules and regulations involve uncertainties and can be inconsistent and unpredictable. Therefore, it is possible that our existing operations may be found not to be in full compliance with relevant laws and regulations in the future. In addition, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, and which may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until after the occurrence of the violation. See “— D. Risk Factors — Risks Related to Doing Business in the People’s Republic of China — There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations, and changes in policies, laws, rules and regulations in the PRC could adversely affect us.”

The PRC government has significant oversight and discretion over the conduct of our business, and may intervene in or influence our operations through adopting and enforcing rules and regulatory requirements. For example, in recent years the PRC government, has enhanced regulation in areas such as anti-monopoly, anti-unfair competition, cybersecurity and data privacy. See “— D. Risk Factors — Risks Related to Our Business and Industry — We are subject to a broad range of laws and regulations, and future laws and regulations may impose additional requirements and other obligations that could materially and adversely affect our business, financial condition and results of operations, as well as the trading prices of our ADSs, Shares and/or other securities”; “— Claims or regulatory actions under competition laws against us may result in our being subject to fines, constraints on our business and damage to our reputation”; “— PRC regulations regarding acquisitions impose significant regulatory approval and review requirements, which could make it more difficult for us to pursue growth through acquisitions and subject us to fines or other administrative penalties”; and “— Our business is subject to complex and evolving domestic and international laws and regulations regarding privacy and data protection, which are subject to change and uncertain interpretation. Complying with these laws and regulations increases our cost of operations and may require changes to our data and other business practices or negatively affect our user growth and engagement. Failure to comply with these laws and regulations could result in claims, regulatory investigations, litigation or penalties, or otherwise negatively affect our business.” The Chinese government may further promulgate relevant laws, rules and regulations that may impose additional and significant obligations and liabilities on Chinese companies. These laws and regulations can be complex and stringent, and many are subject to change and uncertain interpretation, which could result in claims, change to our data and other business practices, regulatory investigations, penalties, increased cost of operations, or declines in user growth or engagement, or otherwise affect our business. As a result, the trading prices of our ADSs and Shares could significantly decline or become worthless.

In addition, the PRC government has enhanced its regulatory oversight of Chinese companies listing overseas, including enhanced oversight of overseas equity financing and listing by Chinese companies. Such new regulatory requirements could significantly limit or completely hinder our ability and the ability of our subsidiaries to obtain external financing through the issuance of equity securities overseas and cause the value of our securities, including our ADSs and Shares, to significantly decline or become worthless. See “— D. Risk Factors — Risks Related to Doing Business in the People’s Republic of China — There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations, and changes in policies, laws, rules and regulations in the PRC could adversely affect us”; and “— Risks Related to Our Business and Industry — We may need additional capital but may not be able to obtain it on favorable terms or at all.”

Permissions and Approvals Required to be Obtained from PRC Authorities for our Business Operations

In the opinion of Fangda Partners, our PRC legal counsel, our consolidated subsidiaries and the VIEs in China have obtained all major licenses, permissions and approvals from the competent PRC authorities that are necessary to the operations of our China commerce and cloud businesses, which accounted for a significant majority of our revenue in fiscal year 2023. In addition, we have implemented policies and control procedures to obtain and maintain the necessary licenses, permission and approvals to conduct our businesses. On the basis of the legal opinion issued by our PRC legal counsel and our internal policies and procedures, we believe that our consolidated subsidiaries and the VIEs in China have received the requisite licenses, permissions and approvals from the PRC authorities as are necessary for our business operations in China. Such licenses, permits, registrations and filings include, among others, Value-added Telecommunication License, License for Online Transmission of Audio-Visual Programs, Network Cultural Business License, Online Publishing Service License and License for Surveying and Mapping.

If we, our consolidated subsidiaries or the VIEs in China (i) do not maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change, and we or the VIEs are required to obtain such permissions or approvals in the future, we may be unable to obtain such necessary approvals, permits, registrations or filings in a timely manner, or at all, and such approvals, permits, registrations or filings may be rescinded even if obtained. Any such circumstance may subject us to fines and other regulatory, civil or criminal liabilities, and we may be ordered by the competent PRC authorities to suspend relevant operations, which could materially and adversely affect our business, financial condition, results of operations and prospects. Please see “— D. Risk Factors — Risks Related to Our Business and Industry — We are subject to a broad range of laws and regulations, and future laws and regulations may impose additional requirements and other obligations that could materially and adversely affect our business, financial condition and results of operations, as well as the trading prices of our ADSs, Shares and/or other securities.”

Furthermore, if the PRC government determines that the contractual arrangements constituting part of the VIE structure adopted by us do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, our securities may decline in value or become worthless if the determinations, changes, or interpretations result in our inability to assert contractual control over the assets of our consolidated subsidiaries and the VIEs in China that conduct a significant portion of our business operations. In addition, there are substantial uncertainties as to whether the VIE structure adopted by us may be deemed as a method of foreign investment in the future. If the VIE structure adopted by us were to be deemed as a method of foreign investment under any future laws, regulations and rules, and if any of our business operations were to fall under the “Negative List” for foreign investment, we would need to take further actions in order to comply with these laws, regulations and rules, which may materially and adversely affect our current corporate structure, business, financial condition and results of operations. See “— D. Risk Factors — Risks Related to Our Corporate Structure — Substantial uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and its implementing rules and other regulations and how they may impact the viability of our current corporate structure, business, financial condition and results of operations.”

Given the uncertainties relating to the interpretation and enforcement of PRC laws, rules and regulations, it is possible that our existing operations may be found not to be in full compliance with relevant laws and regulations in the future. In addition, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, and which may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until after the occurrence of the violation. For more detailed information, see “— D. Risk Factors — Risks Related to Doing Business in the People’s Republic of China — There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations, and changes in policies, laws, rules and regulations in the PRC could adversely affect us.”

Permissions and Approvals Required to be Obtained from PRC Authorities for our Securities Offerings

The PRC government has enhanced its regulatory oversight of Chinese companies listing overseas. In connection with our prior securities offerings and overseas listings, under PRC laws and regulations in effect as of the date of this annual report, after consulting our PRC legal counsel, Fangda Partners, we are not aware of any PRC laws or regulations which explicitly require us to obtain any permission from the CSRC or other Chinese authorities, and we, our consolidated subsidiaries and the VIEs in China (i) have not been required to obtain any permission from or complete any filing with any PRC authority, (ii) have not been required to go through a cybersecurity review by the Cyberspace Administration of China, and (iii) have not received or were denied such requisite permissions by any PRC authority. There are uncertainties with respect to how PRC authorities will regulate overseas securities offerings and overseas listings in general, as well as the interpretation and implementation of any related regulations. Although we intend to fully comply with the then effective relevant laws and regulations applicable to any securities offerings we may conduct, there are uncertainties with respect to whether we will be able to fully comply with requirements to obtain any permissions and approvals from, or complete any reporting or filing procedures with, PRC authorities that may be in effect in the future. If we, our consolidated subsidiaries or the VIEs in China (i) do not maintain such permissions or approvals, (ii) inadvertently conclude that such permissions, approvals or filing or reporting are not required, or (iii) applicable laws, regulations, or interpretations change, and we or the VIEs are required to obtain such permissions, approvals or filing or reporting in the future, we may be unable to obtain such necessary approvals, permits, registrations or filings in a timely manner, or at all, and such approvals, permits, registrations or filings may be rescinded even if obtained. Any such circumstance could subject us to penalties, including fines, suspension of business and revocation of required licenses, significantly limit or completely hinder our and our subsidiaries' ability to offer securities to investors and cause our securities to decline in value or become worthless. For more detailed information, see “— D. Risk Factors — Risks Related to Doing Business in the People’s Republic of China — There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations, and changes in policies, laws, rules and regulations in the PRC could adversely affect us” and “— Risks Related to Our Business and Industry — We may need additional capital but may not be able to obtain it on favorable terms or at all.”

Holding Foreign Companies Accountable Act

In recent years, U.S. regulators have continued to express concerns about challenges in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. More recently, as part of increased regulatory focus in the United States on access to audit information, the United States originally enacted the Holding Foreign Companies Accountable Act, as amended, or the HFCA Act, in December 2020. The HFCA Act includes requirements for the SEC to identify issuers whose audit reports are prepared by auditors that the PCAOB is unable to inspect or investigate completely because of a restriction imposed by a non-U.S. authority in the auditor’s local jurisdiction. In addition, if the auditor of a U.S. listed company is not subject to PCAOB inspections for three consecutive “non-inspection” years after the law becomes effective, the SEC is required to prohibit the securities of such issuer from being traded on a U.S. national securities exchange, such as the NYSE, or in U.S. over-the-counter markets. On December 29, 2022, the United States enacted the Consolidated Appropriations Act, 2023, which amended the HFCA Act to require the SEC to prohibit an issuer's securities from trading in the United States if its auditor is not subject to PCAOB inspections for two consecutive “non-inspection” years instead of three.

On December 16, 2021, the PCAOB issued its report notifying the SEC of its determination that it was unable to inspect or investigate completely registered public accounting firms headquartered in Chinese mainland or Hong Kong, including our independent registered public accounting firm, PricewaterhouseCoopers. On August 22, 2022, the SEC added us to its conclusive list of issuers identified under the HFCA Act, following the filing of our annual report on Form 20-F with the SEC on July 26, 2022. On August 26, 2022, the PCAOB signed a Statement of Protocol, or the PCAOB Statement of Protocol, with the CSRC and the MOF, taking the first step toward opening access for the PCAOB to inspect and investigate completely registered public accounting firms headquartered in Chinese mainland and Hong Kong. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in Chinese mainland and Hong Kong in 2022. The PCAOB vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in Chinese mainland and Hong Kong. For this reason, we do not expect to be identified as a Commission-Identified Issuer following the filing of this annual report. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in Chinese mainland and Hong Kong in the future is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control, including the uncertainties surrounding the relationship between China and the United States. If the PCAOB is unable to continue to inspect or investigate completely registered public accounting firms headquartered in Chinese mainland or Hong Kong, including our independent registered public accounting firm, for two consecutive years, our securities (including our ADSs and Shares) may be prohibited from trading on or delisted from the NYSE or other U.S. stock exchange under the HFCA Act.

Delisting of our ADSs would force our U.S.-based shareholders to sell their ADSs or convert them into Shares listed in Hong Kong. Although we are listed in Hong Kong, investors may face difficulties in migrating their underlying ordinary shares to Hong Kong, or may have to incur increased costs or suffer losses in order to do so. The market prices of our ADSs and/or other securities could be adversely affected as a result of anticipated negative impacts of the HFCA Act upon, as well as negative investor sentiment towards, China-based companies listed in the United States, regardless of our actual operating performance. See “— D. Risk Factors — Risks Related to Doing Business in the People’s Republic of China — The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements, and the inability of the PCAOB to conduct inspections over our auditor in the future may deprive our investors of the benefits of such inspections” and “— D. Risk Factors — Risks Related to Doing Business in the People’s Republic of China —Our ADSs will be delisted and our ADSs and shares prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, as amended, if the PCAOB is unable to inspect or investigate completely auditors located in China.”

Holding Company Structure and Cash Flows through Our Company

We are a holding company with no operation other than ownership of operating subsidiaries in Chinese mainland, Hong Kong S.A.R., and elsewhere that own and operate our marketplaces and other businesses as well as a portfolio of intellectual property rights. As a result, we rely on dividends and other distributions paid by our operating subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distribution to our shareholders, fund inter-company loans, service outstanding debts and pay our expenses. If our operating subsidiaries incur additional debt on their own, the instruments governing the debt may restrict the ability of our operating subsidiaries to pay dividends or make other distributions or remittances, including loans, to us.

Our holding company structure differs from some of our peers in that, although the variable interest entities hold licenses and approvals and assets for regulated activities that are necessary for our business operations, as well as certain equity interests in businesses, to which foreign investments are typically restricted or prohibited under applicable PRC law, we hold the significant majority of assets and operations in our subsidiaries and the significant majority of our revenue is captured directly by our subsidiaries. Therefore, our subsidiaries directly capture the significant majority of profits and associated cash flow from operations, without having to rely on contractual arrangements to transfer cash flow from the variable interest entities to our subsidiaries. In fiscal years 2021, 2022 and 2023, the significant majority of our revenues were generated by our subsidiaries. See “Item 4. Information on the Company — C. Organizational Structure” for a description of these contractual arrangements and the structure of our company. Also see “— The VIE Structure Adopted by Our Company —

Variable Interest Entity Financial Information” for further financial information of Alibaba Group Holding Limited, the major variable interest entities and their subsidiaries, our subsidiaries that are, for accounting purposes only, the primary beneficiaries of the major variable interest entities, and other subsidiaries and consolidated entities.

Investors in our securities, including our ADSs, Shares and notes, should note that, to the extent cash or assets in our business is in the PRC or a PRC entity, the funds or assets may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries, or the VIEs by the PRC government to transfer cash or assets. Under PRC laws and regulations, our PRC subsidiaries are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Applicable PRC law permits payment of dividends to us by our operating subsidiaries in China only out of their retained earnings, if any, determined in accordance with PRC accounting standards and regulations. Our operating subsidiaries in China are also required to set aside a portion of their net income, if any, each year to fund general reserves for appropriations until this reserve has reached 50% of the related subsidiary’s registered capital. These reserves are not distributable as cash dividends. In addition, registered share capital and capital reserve accounts are also restricted from distribution. As of March 31, 2023, these restricted net assets totaled RMB194.6 billion (US$28.3 billion). See note 23 to our audited consolidated financial statements included in this annual report. Also see “— D. Risk Factors — Risks Related to Doing Business in the People’s Republic of China — We rely to a significant extent on dividends, loans and other distributions on equity paid by our operating subsidiaries in China.” Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to certain restrictions on currency exchange or outbound capital flows. See “— D. Risk Factors — Risks Related to Doing Business in the People’s Republic of China — Restrictions on currency exchange or outbound capital flows may limit our ability to utilize our PRC revenue effectively.”

Under the PRC Enterprise Income Tax Law, a withholding tax of 5% to 10% is generally levied on dividends declared by companies in China to their non-resident enterprise investors. As of March 31, 2023, we have accrued the withholding tax on substantially all of the earnings distributable by our subsidiaries in China, except for those being reserved for permanent reinvestment in China of RMB233.6 billion (US$34.0 billion). See “Item 5. Operating and Financial Review and Prospects — Components of Results of Operations — Taxation — PRC Withholding Tax.”

We do not have specific cash management policies in place that dictate how funds are transferred between Alibaba Group Holding Limited, our subsidiaries, the VIEs or our investors. However, we have implemented procedures and control mechanisms to manage the transfer of funds within our organization to support our business needs and in compliance with applicable laws and regulations.

For the years ended March 31, 2021, 2022 and 2023, Alibaba Group Holding Limited provided capital contributions and loans, and repaid loans, in the aggregate amounts of RMB70,623 million, RMB20,188 million and RMB32,025 million (US$4,663 million), respectively, to our subsidiaries, and our subsidiaries provided dividends and loans, and repaid loans, in the aggregate amounts of RMB43,078 million, RMB95,621 million and RMB112,153 million (US$16,331 million), respectively, to Alibaba Group Holding Limited.

For the years ended March 31, 2021, 2022 and 2023, our subsidiaries and consolidated entities provided loans and repaid loans, in the aggregate amounts of RMB20,865 million, RMB2,539 million and RMB21,283 million (US$3,099 million) to the major VIEs and their subsidiaries, and the major VIEs and their subsidiaries provided loans, repaid loans and paid technical service fees to our subsidiaries and consolidated entities in the aggregate amounts of RMB5,575 million, RMB24,404 million and RMB14,172 million (US$2,064 million), respectively. See “— The VIE Structure Adopted by Our Company — Variable Interest Entity Financial Information” for classification of cashflow detailed in footnotes to the condensed consolidating schedule. We have settled and will continue to settle fees under the contractual arrangements with the variable interest entities. For a condensed consolidating schedule of financial information that disaggregates the operations and depicts the financial position, cash flows, and results of operations for the same periods for which audited consolidated financial statements are required, see “— The VIE Structure Adopted by Our Company —Variable Interest Entity Financial Information.” Please also see the consolidated financial statements included in this annual report for more financial information.

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
Capitalization and Indebtedness

Not Applicable.

C.
Reasons for the Offer and Use of Proceeds

Not Applicable.

D. Risk Factors

Summary of Risk Factors

Investing in our company may involve significant risks. Alibaba Group Holding Limited is a Cayman Islands holding company. It does not directly engage in business operations itself. Due to PRC legal restrictions on foreign ownership and investment in certain industries, we, similar to all other entities with foreign-incorporated holding company structures operating in our industry in China, operate through VIEs our Internet businesses and other businesses in which foreign investment is restricted or prohibited in the PRC. The VIEs are incorporated and owned by PRC citizens or by PRC entities owned and/or controlled by PRC citizens, and not by our company. We have entered into certain contractual arrangements which collectively enable us to exercise effective control over the VIEs and realize substantially all of the economic risks and benefits arising from the VIEs. As a result, we include the financial results of each of the VIEs in our consolidated financial statements in accordance with U.S. GAAP. Investors in our ADSs and Shares are purchasing equity securities of a Cayman Islands holding company rather than equity securities issued by our consolidated subsidiaries and the VIEs. See “Item 4. Information on the Company — C. Organizational Structure” for more details. See “— Risks Related to Our Corporate Structure” for risks involving the VIE structure.

In addition, we face various legal and operational risks and uncertainties as a company based in and primarily operating in China. The PRC government has significant authority to oversee and regulate the business operations of a China-based company like us, including overseas listing and overseas fundraisings. See “— Risks Related to Doing Business in the People’s Republic of China.”

A summary of the risk factors is set forth below, you should read this summary together with the detail risk factors set forth in this annual report.

Risks and uncertainties related to our business and industry include risks and uncertainties associated with the following:

•
our ability to achieve the intended benefits of our reorganization into a holding company structure;
•
our ability to maintain the trusted status of our ecosystem, and to maintain and improve the network effects of our ecosystems;
•
our ability to maintain or grow our revenue or our business, as well as the impact of sustained investment in our business on our margins and net income;
•
our ability to compete effectively and continue to innovate and adapt to changes in our industry;
•
our ability to manage the significant management, operational and financial challenges in growing our business and operations, and our ability to maintain our culture;
•
economic slowdowns, geopolitical tensions and the impact of widespread health epidemics or natural disasters;
•
international trade or investment policies, barriers to trade or investment and geopolitical conflicts, as well as export control, economic or trade sanctions and the trend towards trade and technology “de-coupling”;
•
reputational and other risks due to business dealings by, or connections of, merchants or consumers on our marketplaces with sanctioned countries or persons;
•
risks relating to our acquisitions, investments and alliances, as well as regulatory approval and review requirements for acquisitions;
•
challenges in expanding our international and cross-border businesses and operations;
•
epidemic or natural disasters;

•
risks arising from the broad range of evolving laws and regulations that affect our business, including but not limited to, regulations of digital platforms and regulations regarding privacy and data protection, competition laws, content regulations, consumer protection laws;
•
alleged pirated, counterfeit or illegal items or content, allegations of infringements of intellectual property rights, and our ability to protect our intellectual property rights;
•
security breaches and cyberattacks;
•
material litigation and regulatory proceedings;
•
our ability to maintain or improve our technology infrastructure, risks relating to the performance, reliability and security of the Internet infrastructure and the effect of network interruptions;
•
risks relating to Ant Group and Alipay, including our reliance on Alipay to conduct substantially all of the payment processing and all of the escrow services on our marketplaces and our potential conflicts of interests with them;
•
risks relating to third-party service providers and ecosystem participants, and the quality of logistics services provided by logistics service providers and Cainiao;
•
our ability to attract, motivate and retain our staff, including key management and experience and capable personnel;
•
fraudulent or illegal activities by our employees, business partners and service providers, and the effect of any fraud perpetuated and fictitious transactions conducted in our ecosystem;
•
tax compliance efforts that may affect our merchants;
•
effects of public scrutiny, or aggressive marketing and communication strategies of our competitors;
•
quarter-to-quarter fluctuations of our results of operations;
•
our ability to comply with the terms of our indebtedness and to raise additional capital, as well as interest rate risks; and
•
the potential insufficiency of insurance coverage.

Risks and uncertainties related to our corporate structure that may arise from the following:

•
our shareholders’ limited ability to nominate and elect directors;
•
differences between the interests of the Alibaba Partnership and our shareholders;
•
anti-takeover provisions in our Articles of Association;
•
our shareholders do not hold equity securities of our subsidiaries and the VIEs that have substantive business operations in China; and
•
risks and uncertainties relating to the VIE structure, including regulatory risks and uncertainties; limitations of contractual arrangements in providing control over the VIEs; potential failure by the VIEs or their equity holders to perform their obligations; potential loss of the ability to use, or otherwise benefit from, the licenses, approvals and assets held by the VIEs; potential conflicts of interests between us and the equity holders, directors and executive officers of the VIEs; as well as potential scrutiny of the contractual arrangements with the VIEs by the PRC tax authority.

Risks and uncertainties related to doing business in the PRC include risks and uncertainties associated with the following:

•
changes and developments in the political and economic policies of the PRC government, including but not limited to that the PRC government may intervene in or influence our operations through adopting and enforcing rules and regulatory requirements, which may evolve quickly with little advance notice (see “— Risks Related to Doing Business in the People’s Republic of China — There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations, and changes in policies, laws, rules and regulations in the PRC could adversely affect us” on page 55 of this annual report);
•
uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations, including but not limited to actions the PRC government may take to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, which could significantly limit or completely hinder our and our subsidiaries' ability to offer securities to investors and cause our securities to decline in value or become worthless (see “— Risks Related to Doing Business in the People’s Republic of China — There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations, and changes in policies, laws, rules and regulations in the PRC could adversely affect us” on page 55 of this annual report);
•
PCAOB’s ability to inspect our auditor in relation to their audit work performed for our financial statements and potential delisting of our ADSs from the U.S. pursuant to the HFCA Act (see “— Risks Related to Doing Business in the People’s Republic of China — The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements, and the inability of the PCAOB to conduct inspections over our auditor in the future may deprive our investors of the benefits of such inspections” and “— Our ADSs will be delisted and our ADSs and shares prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, as amended, if the PCAOB is unable to inspect or investigate completely auditors located in China” on page 55 through 56 and page 56 through 57 of this annual report);
•
PRC regulations relating to investments in offshore companies and employee equity incentive plans (see “— Risks Related to Doing Business in the People’s Republic of China — PRC regulations relating to investments in offshore companies by PRC residents may subject our PRC-resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries or limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits” and “— Any failure to comply with PRC regulations regarding our employee equity incentive plans may subject the PRC participants in the plans, us or our overseas and PRC subsidiaries to fines and other legal or administrative sanctions” on page 57 and page 57 through 58 of this annual report);
•
our reliance on dividends, loans and other distributions on equity paid by our operating subsidiaries in China, the risk that interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries, or the VIEs by the PRC government to transfer cash or assets that are in a business in the PRC or in a PRC entity may limit our ability to fund operations or for other use outside of the PRC and fluctuations in exchange rates (see “— Risks Related to Doing Business in the People’s Republic of China — We rely to a significant extent on dividends, loans and other distributions on equity paid by our operating subsidiaries in China” on page 58 of this annual report);
•
the potential impact of PRC laws and regulations related to Internet advertisement (see “— Risks Related to Doing Business in the People’s Republic of China — P4P services are considered, in part, to involve Internet advertisement, which subjects us to other laws, rules and regulations as well as additional obligations” on page 58 through 59 of this annual report);
•
the possibility that we may be subject to PRC income tax on our global income, and potential discontinuation of preferential tax treatments we currently enjoy (see “— Risks Related to Doing Business in the People’s Republic of China — We may be treated as a resident enterprise for PRC tax purposes under the PRC Enterprise Income Tax Law, and we may therefore be subject to PRC income tax on our global income” on page 59 of this annual report);
•
the possibility that dividends payable to foreign investors and gains on the sale of our securities by our foreign investors may become subject to PRC taxation, and uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises or other assets attributed to a PRC establishment of a non-PRC company (see “— Risks Related to Doing Business in the People’s Republic of China — Dividends payable to foreign investors and gains on the sale of our ADSs and/ or ordinary shares by our foreign investors may become subject to PRC taxation” on page 59 of this annual report); and
•
risks relating to the approval, filing or other requirements of PRC regulatory authorities in connection with future issuance of securities overseas (see “— Risks Related to Doing Business in the People’s Republic of China — The approval, filing or other requirements of the CSRC or other PRC regulatory authorities may be required under PRC law in connection with any future issuance of securities overseas, and, if required, we cannot predict whether or for how long we or our subsidiaries will be able to obtain such approval or complete such filing” on page 61 through 62 of this annual report).

Risks related to our ADSs and Shares include risks and uncertainties associated with the following:

•
volatilities in the trading prices of our securities, the substantial future sales or perceived potential sales of our securities, and the sustainability of active trading markets for our securities;

•
different characteristics of the capital markets in Hong Kong and the U.S., and the possibility of a public offering and listing of our equity securities in Shanghai or Shenzhen;
•
the limited ability of our shareholders and U.S. authorities to bring actions against us;
•
our exemptions from certain NYSE corporate governance standards and certain disclosure requirements, as well as our different practices as to certain matters compared with many other companies listed in Hong Kong;
•
potential limitations on the ability of ADS holders to vote, transfer ADSs and receive distributions on our ordinary shares, and our discretionary proxy from the depositary of our ADSs;
•
the exchange between our Shares and our ADSs that may affect liquidity and/or trading prices of our securities and cause delays;
•
the possibility that we may be or may become a passive foreign investment company; and
•
uncertainty as to whether Hong Kong stamp duty will apply to the trading or conversion of our ADSs.

We discuss the various risks and uncertainties we are subject to in detail below.

Risks Related to Our Business and Industry

We may not achieve the intended benefits of our reorganization into a holding company structure.

We are in the process of implementing a new organizational and governance structure, under which we are the holding company of six major business groups and various other businesses, with each business operating with a high degree of independence, or the Reorganization. As part of our Reorganization, we are conducting a full spin-off of our cloud business and certain of our subsidiaries are pursuing IPOs or otherwise raising external capital. We believe our new organizational and governance structure will unlock the value of our various businesses by empowering them to become more agile, enhance decision making, enable faster responses to market changes and promote innovation to capture opportunities. However, the timing and implementation details of our new organizational and governance structure, the proposed spin-off of our cloud business, the proposed fundraisings or IPOs by our subsidiaries and whether the new structure will in fact yield the expected strategic benefits are subject to uncertainties and various factors, many of which may be out of our control, including without limitations, successful restructuring of assets, liabilities and contracts, implementation of equity incentive plans, market conditions and regulatory reviews and approvals. We cannot assure you that the expected benefits of our Reorganization will be reflected in the price of our securities. Moreover, our Reorganization could have a material adverse effect on our business, financial condition, results of operations and prospects. The proposed fundraisings and IPOs by our subsidiaries may result in deconsolidation of these businesses and impact our financial condition and results of operations in the period in which such action is taken. We are dedicating significant time, resources and efforts into establishing the new organizational and governance structure and may incur substantial costs as a result. These efforts may divert our management’s attention away from our day-to-day operations and may be disruptive to our business. As our businesses operate more independently, the network effect, synergies and economic of scale among our businesses may also be negatively affected.

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

•
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

•
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

As our businesses operate more independently following the Reorganization, failure by any of our businesses to establish and maintain its own trusted brand could also harm the value of our brand name and reputation of our ecosystem.

We may not be able to maintain or grow our revenue or our business.

The ability of our businesses to grow their revenue depends on a number of factors, including the number and engagement of consumers on their platforms, the value that they are able to offer to their customers, including merchants, brands, retailers and other businesses, and their consumer insight and technology capabilities and infrastructure. See “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Factors Affecting Our Results of Operations — Our Ability to Create Value for Our Users and Generate Revenue.” Revenue growth is also affected by competition and other factors that may not be within our control, including the macroeconomic environment, inflation, disruptions to the economy and business operations from pandemics, natural disasters, armed conflicts or other events, as well as the geopolitical landscape and government policies. Furthermore, due to the size and scale we have achieved, our user base and our businesses may not continue to grow as quickly or at all.

We are exploring and will continue to explore in the future new business initiatives, including in industries and markets in which we have limited or no experience, as well as new business models, that may be untested. Developing new businesses, initiatives and models requires significant investments of time and resources, and may increase our costs and present new and difficult technological and operational challenges. We may encounter difficulties or setbacks in the execution of various growth strategies and our growth strategies may not generate the returns we expect within the timeframe we anticipate, or at all.

Growing our existing and new businesses also involves risks and challenges. For example, as we continue to grow our direct sales and local consumer services businesses, we face new and increased risks. These risks include those relating to inventory procurement and management, such as failure to stock sufficient inventory to meet demands or additional costs or write-offs resulting from overstocking, supply chain management, relationships with suppliers, accounts receivable and related potential impairment charges, potential labor disputes, worker safety, minimum wage and social insurance requirements, including offering minimum wage and providing social insurance for delivery workers. Our cloud business also faces technology challenges and challenges related to data center capacity, data and systems security, service disruptions, delays, failures or other service quality issues. Growing our business also subjects us to new and heightened regulatory requirements and increased liabilities. For example, as operators of direct sales businesses, we are subject to additional regulatory requirements, including those relating to consumer protection, customs and permits and licenses, and allegations of unfair business practices, such as alleged favorable treatment of our own services and products, including those offered by our direct sales business and cloud business, over third-party services and products on our platforms. Failure to adequately address these and other risks and challenges relating to our direct sales business may harm our relationship with suppliers, consumers, merchants and other service providers on our platforms, adversely affect our business and results of operations and subject us to regulatory scrutiny or liabilities. In addition, many of our businesses, such as livestreaming and marketing services provided by Alimama, may face quickly evolving regulations and increasing compliance risks in a wide range of areas, including platform liability, content, data security, consumer protection and taxation, which may lead to regulatory investigations, penalties and liabilities that may materially and adversely affect our business operations and share price. These additional costs and risks may materially and adversely affect our business and financial condition, subject us to regulatory scrutiny and liabilities, damage our reputation, and negatively affect the price of our ADSs, Shares and/or other securities.

If we are unable to compete effectively, our business, financial condition and results of operations would be materially and adversely affected.

Our businesses face increasingly intense competition in different industries, principally from established Chinese Internet companies and their respective affiliates, global and regional e-commerce players, cloud computing service providers, logistics service providers and digital media and entertainment providers. These areas of our business are subject to rapid market change, the introduction of new business models, and the entry of new and well-funded competitors. Increased investments made and lower prices offered by our competitors may require us to divert significant managerial, financial and human resources in order to remain competitive or to give up business opportunities to maintain our profitability, and ultimately may reduce our market share and negatively impact the revenue and profitability of our business. See also “Item 4. Information on the Company — B. Business Overview — Competition.”

Our ability to compete depends on a number of other factors as well, some of which may be beyond our control, including alliances, acquisitions or consolidations within our industries that may result in stronger competitors, technological advances, shifts in customer preferences and changes in the regulatory environment in the markets we operate. Existing and new competitors may leverage their experience, client relationships or resources in ways that could affect our competitive position, including by making acquisitions, continuing to invest heavily in research and development and in talent, introducing innovative business models or technologies, and launching highly engaging content, products or services to attract a large user base and achieve rapid growth, which may make it more challenging for us to acquire new customers and materially and adversely affect our business expansion and results of operations.

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

We focus on the long-term interests of the participants in our ecosystem. Our businesses may continue to increase spending and investments, including investing in organic development and incubating new businesses, enhancing consumer experience and user engagement, supporting merchants and acquiring users, as well as enhancing our technology, logistics, supply chain and other long term capabilities. Although we believe these investments are crucial to our success and future growth, they will have the effect of increasing our costs and lowering our margins and profit, and this effect may be significant in the short term and potentially over longer periods. Certain of our businesses may have negative margins or margins that are lower than what our China commerce retail business has enjoyed in the past. For example, certain of our businesses, including direct sales, Taobao Deals, Taocaicai, international commerce, local consumer services, Cainiao and digital media and entertainment, have incurred, and may continue to incur, losses. There can be no assurance that these investments will be able to generate the growth or profitability that we expect. Many of our businesses that are currently loss making may not turn profitable at our expected timing or at our expected scale, or at all. In addition, we expect that our margin will continue to be affected by the continuing shift in our revenue mix to our direct sales businesses.

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

• attract and retain a wide range of consumers, merchants, brands and retailers;

• provide effective technologies, infrastructure and services that meet the evolving needs of consumers, merchants, brands, retailers and other ecosystem participants;

• arrange secure and trusted payment settlement and escrow services;

• comply with legal requirements and address user concerns with respect to data security and privacy;

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

In addition, changes we make to our current operations to enhance and improve our ecosystem or to comply with regulatory requirements may be viewed positively from one participant group’s perspective, such as consumers, but may have negative effects from another group’s perspective, such as merchants. If we fail to balance the interests of all participants in our ecosystem, consumers, merchants, brands, retailers and other participants may spend less time, mind share and resources on our platforms and may conduct fewer transactions or use alternative platforms, any of which could result in a material decrease in our revenue and net income. As our businesses operate more independently following the Reorganization, including making independent business decisions regarding customers and service providers, the network effect of our ecosystem may be adversely affected.

If we are not able to continue to innovate or if we fail to adapt to changes in our industry, our business, financial condition and results of operations would be materially and adversely affected.

Our industries are characterized by rapidly changing technology, evolving industry standards, new mobile apps and protocols, new products and services, new media and entertainment content, including user-generated content, and changing user demands and trends. Furthermore, our domestic and international competitors are continuously developing innovations in personalized search and recommendation, online shopping and marketing, communications, social networking, entertainment, logistics and other services, to enhance user experience. As a result, we continue to invest significant resources in our infrastructure, research and development and other areas in order to enhance our businesses and operations, as well as to explore new growth strategies and introduce new high-quality products and services.

Our investments in innovations and new technologies, which may be significant, may not increase our competitiveness or generate financial returns in the short term, or at all, and we may not be successful in adopting and implementing new technologies, such as generative AI which has recently attracted prominent attention. The changes and developments taking place in our industry may also require us to re-evaluate our business model and adopt significant changes to our long-term strategies and business plans. Our failure to innovate and adapt to these changes and developments in a timely manner could have a material adverse effect on our business, financial condition and results of operations. Even if we timely innovate and adopt changes in our strategies and plans, we may nevertheless fail to realize the anticipated benefits of these changes or even generate lower levels of revenue as a result.

Our failure to manage the significant management, operational and financial challenges involved in growing our business and operations could harm us.

Our businesses have become increasingly complex as the scale, diversity and geographic coverage of our businesses and our workforce continue to expand through both organic growth and acquisitions. The complexity and scale of our operations places a significant strain on our management, operational and financial resources. Our Reorganization may pose additional challenges, requiring us to effectively allocate resources among our various businesses and oversee their operations, including in the areas of capital management, compliance and risk management. Moreover, the current and planned staffing, systems, policies, procedures and controls of our businesses may not be adequate to support their future operations. To effectively manage continuing expansion and growth of their operations and workforce, our businesses will need to continue to improve their personnel management, transaction processing, operational and financial systems, policies, procedures and controls, particularly after the Reorganization our businesses operate more independently. These efforts will require significant managerial, financial and human resources. If we are not able to effectively oversee our businesses or if any of our businesses fails to manage its expansion and growth effectively, our business, financial condition, results of operations and prospects may be materially and adversely affected.

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

• retirements and departures of founders, executives and members of the Alibaba Partnership, and failure to execute an effective management succession plan;

• challenges of effectively incentivizing and motivating employees, including members of senior management, and in particular those who have gained a substantial amount of personal wealth related to share-based awards;

• the increasing size, complexity, geographic coverage and cultural diversity of our businesses and workforce;

• challenges in managing an expansive, diverse and changing workforce, in providing effective training to this workforce, and in promoting a culture of compliance with laws and regulations and preventing misconduct among our employees and participants in our ecosystem;

• competitive pressures to move in directions that may divert us from our mission, vision and values;

• the pressure from the public markets to focus on short-term results instead of long-term value creation; and

• the increasing need to develop expertise in new areas of business, such as direct sales business, consumer services and expansion of our logistics network services.

If we are not able to maintain our culture or if our culture fails to deliver the long-term results we expect to achieve, our reputation, business, financial condition, results of operations and prospects could be materially and adversely affected. Our Reorganization may negatively affect our ability to sustain our corporate culture. In addition, if our businesses are not able to develop and sustain their independent and cohesive culture following the Reorganization, their ability to recruit talents, their business operations and financial performance could be negatively affected.

Our business operations and financial position may be materially and adversely affected by any economic slowdown in China as well as globally.

Our revenue and net income are impacted to a significant extent by economic conditions in China and globally, as well as economic conditions specific to our business. The global economy, markets and levels of spending by businesses and consumers are influenced by many factors beyond our control, including geopolitical tension and conflicts, pandemics and other natural disasters, energy crisis, inflation risk and instability in the financial system.

The growth of China’s economy has slowed in recent years compared to prior years. There have also been concerns about the relationships among China and other Asian countries, the relationship between China and the United States, as well as the relationship between the United States and certain other Asian countries such as North Korea, which may result in or intensify potential conflicts in relation to territorial, regional security and trade disputes. See “— Changes in international trade or investment policies and barriers to trade or investment, and any ongoing geopolitical conflict, may have an adverse effect on our business and expansion plans, and could lead to the delisting of our securities from U.S. exchanges and/or other restrictions or prohibitions on investing in our securities.” The COVID-19 pandemic has severely disrupted business operations, supply chain and workforce availability across the world, leading to substantial declines in business activities that have negatively impacted and may continue to negatively impact our business, financial condition and results of operations. See “— An occurrence of a widespread health epidemic or other outbreaks or natural disasters could have a material adverse effect on our business, financial condition and results of operations.” The Russia-Ukraine conflict has resulted in significant disruptions to supply chains, logistics and business activities in the region that have negatively affected our international commerce business and Cainiao’s international logistics business, negatively impacting the number of orders and revenue of AliExpress and Cainiao and increasing the operating costs of Cainiao. The conflict has also caused, and continues to intensify, significant geopolitical tensions in Europe and across the globe. The resulting sanctions imposed are expected to have significant impacts on the economic conditions of the countries and markets targeted by such sanctions, and may have unforeseen, unpredictable secondary effects on global energy prices, supply chains and other aspects of the global economy, which increases logistics costs and negatively affects our business operations, such as Cainiao. Any disruptions or continuing or worsening slowdown, whether as a result of trade conflicts, the COVID-19 pandemic, the Russia-Ukraine conflict or other reasons, could significantly reduce commerce activities in China and globally, which could lead to significant reduction in merchants’ demand for and spending on the various services we offer, such as our marketing services, logistics services and cloud computing services. Moreover, rising inflation could result in higher costs of services and supplies and a decrease in consumer spending, which could negatively affect our business operations and financial results. An economic downturn, whether actual or perceived, a further decrease in economic growth rates or an otherwise uncertain economic outlook in any market in which we operate could have a material adverse effect on business and consumer spending and, as a result, adversely affect our business, financial condition and results of operations.

In addition, because we hold a significant amount of cash and cash equivalents, short-term investments and other treasury investments, if financial institutions and issuers of financial instruments that we hold become insolvent or if the market for these financial instruments become illiquid as a result of a severe economic downturn, our business and financial condition could be materially and adversely affected. For example, in March 2023, Silicon Valley Bank was closed by the California Department of Financial Protection and Innovation, and in the same month, each of Signature Bank and Silvergate Capital Corp. were swept into receivership, followed by the Federal Deposit Insurance Corporation’s announcement of the closing of First Republic Bank in May 2023. The failure of these banks resulted in an insignificant amount of asset impairment on our balance sheet for fiscal year 2023.

Changes in international trade or investment policies and barriers to trade or investment, and any ongoing geopolitical conflict, may have an adverse effect on our business and expansion plans, and could lead to the delisting of our securities from U.S. exchanges and/or other restrictions or prohibitions on investing in our securities.

In recent years, international market conditions and the international regulatory environment have been increasingly affected by competition among countries and geopolitical frictions. In particular, the U.S. government has advocated for and taken steps towards restricting trade in certain goods, particularly from China. The progress of trade talks between China and the United States is subject to uncertainties, and there can be no assurance as to whether the United States will maintain or reduce tariffs, or impose additional tariffs on Chinese products in the near future. The United States may take further actions to eliminate perceived unfair competitive advantages created by alleged manipulating actions. Changes to national trade or investment policies, treaties and tariffs, fluctuations in exchange rates or the perception that these changes could occur, and could adversely affect the financial and economic conditions in the jurisdictions in which we operate, as well as our international and cross-border operations, our financial condition and results of operations.

In addition, the United States has been considering ways to limit U.S. investment portfolio flows into China. For example, in May 2020, under pressure from U.S. administration officials, the independent Federal Retirement Thrift Investment Board suspended its implementation of plans to change the benchmark of one of its retirement asset funds to an international index that includes companies in emerging markets, including China. China-based companies, including us and our related entities, may become subject to executive orders or other regulatory actions that may, among other things, prohibit U.S. investors from investing in these companies or delist the securities of these companies from U.S. exchanges. As a result, U.S. and certain other persons may be prohibited from investing in the securities of our company or our related entities, whether or not they are listed on U.S. exchanges. For example, in November 2020, the U.S. administration issued U.S. Executive Order 13959, prohibiting investments by any U.S. persons in publicly traded securities of certain Chinese companies that are deemed owned or controlled by the Chinese military. In May 2021, the American depositary shares of China Telecom Corporation Limited, China Mobile Limited and China Unicom (Hong Kong) Limited were delisted from the NYSE to comply with this executive order. In June 2021, the U.S. administration expanded the scope of the executive order to Chinese defense and surveillance technology companies. Furthermore, the U.S. government is also considering, by new legislation or further executive action, measures that may place outbound investment restrictions on U.S. persons investing in certain technology sectors in certain international markets that would be deemed critical to U.S. national security. Geopolitical tensions between China and the United States may intensify and the United States may adopt even more drastic measures in the future.

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

Geopolitical tensions and policy changes have also led to measures that could have adverse effects on China-based issuers, including the U.S. Holding Foreign Companies Accountable Act, which requires companies listed in the United States whose audit reports and/or auditors are not subject to review by the PCAOB to be subject to enhanced disclosure obligations and be subject to delisting if they do not comply with the requirements. See “— Risks Related to Doing Business in the People’s Republic of China — Our ADSs will be delisted and our ADSs and shares prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, as amended, if the PCAOB is unable to inspect or investigate completely auditors located in China.”

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

The United Nations and a number of countries and jurisdictions, including China, the United States and the EU, have adopted various export control and economic or trade sanction regimes. In particular, the U.S. government and other governments have threatened and/or imposed export control, as well as economic and trade sanctions on a number of China-based companies. It is possible that the United States or other jurisdictions may impose further export control, sanctions, trade embargoes, and other heightened regulatory requirements on China and China-based companies in a wide range of areas such as sale or transfer of technologies, data security, emerging technologies, “dual-use” commercial technologies that could be deployed for surveillance or military purposes, import/export of technology, purchase and sale by Americans of securities of Chinese firms, or other restrictions or prohibitions on business activities. These regulatory requirements could (1) prohibit or restrict firms from selling, exporting, re-exporting or transferring certain technology, components, software and other items to China-based companies, (2) prohibit or restrict persons from entering into transactions with China-based companies, (3) prohibit or restrict China-based companies from accessing data, providing services in or operating in the sanctioning jurisdiction, or (4) prohibit purchases and sale of securities of Chinese firms, among other prohibitions or restrictions. For example, in October 2022, the U.S. Department of Commerce’s Bureau of Industry and Security released broad changes in export control regulations, including new regulations restricting the export to China of advanced semiconductors, supercomputer technology, equipment for the manufacturing of advanced semiconductors, and components and technology for the manufacturing in China of certain semiconductor manufacturing equipment. Subsequently, Japan and the Netherlands issued similar regulations restricting export of advanced chip-manufacturing equipment, which may further curb China’s access to chip technologies. The United States and other countries may impose other and more expansive restrictions on the sales of chips to China in future. In May 2023, the Cyberspace Administration of China stated that certain U.S. memory chip manufacturer posed national security risks and banned the use of its products from key infrastructure projects in China. In addition, Chinese companies, if targeted under U.S. economic sanctions, may lose access to the U.S. markets and the U.S. financial system, including the ability to use U.S. dollars to conduct transactions, settle payments or to maintain correspondent accounts with U.S. financial institutions. U.S. entities and individuals may not be permitted to do business with sanctioned companies and persons, and international banks and other companies may as a matter of law and/or policy decide not to engage in transactions with such companies. Moreover, certain reports have suggested that the U.S. government may use its influence to block Chinese financial institutions from using the SWIFT network that enables financial institutions to send and receive information about financial transactions, which may in turn adversely affect the ability of Chinese companies to access international payment, clearance and settlement networks.

These restrictions or sanctions, and similar or more expansive restrictions or sanctions that may be imposed by the United States or other jurisdictions in the future, whether directed against us, our affiliates, including Ant Group, or our business partners, may materially and adversely affect our and our technology partners’ abilities to acquire technologies, systems, devices or components that may be critical to our technology infrastructure, service offerings and business operations, and thereby negatively affecting our ability to offer products and services (including those based on AI technologies) as well as our ability to continue to enhance our technological capabilities. As a result of heightened restrictions, we and our technology partners may be forced to develop equivalent technologies or components, or obtain equivalent technologies or components from sources outside the United States. We and they may not be able to do so in a timely manner and on commercially favorable or acceptable terms, or at all. These restrictions, sanctions, or other prohibitions could negatively affect our and our technology partners’ abilities to recruit research and development talent or conduct technological collaboration with scientists and research institutes in the United States, Europe or other countries, which could significantly harm our competitiveness, as well as increase our compliance costs and risks. These restrictions, sanctions, or other prohibitions could also restrict our ability to operate in the United States or other jurisdictions. For example, U.S. entities and individuals with whom we have existing contractual or other relationships may be prohibited from continuing to do business with us, including performing their obligations under agreements involving our supply chain, logistics, software development, cloud services and other products and services. In addition, holders of our debt and equity securities may be required or forced to divest, which could result in significant loss to them.

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

Media reports on alleged violation of export control or economic and trade sanctions laws, or on uses of the technologies, systems or innovations that we develop, such as biometrics data analysis and artificial intelligence, for purposes which could be perceived as inappropriate or controversial, by us, our clients, business partners, investees or other parties not affiliated with or controlled by us, even on matters not involving us, could damage our reputation and lead to regulatory investigations, fines and penalties against us. Such fines and penalties may be significant, and if we were publicly named or investigated by any regulator on the basis of suspected or alleged violations of export control or economic and trade sanctions laws and rules, even in situations where the potential amount or fine involved may be relatively small, and even in these instances where we would be cleared of any wrongdoing, our reputation could be significantly harmed. Any of these circumstances may cause the trading prices of our ADSs, Shares and/or other securities to decline significantly, and materially reduce the value of your investment in our ADSs, Shares and/or other securities.

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

As a Cayman Islands company with the substantial majority of our subsidiaries and operations outside of the U.S., UK and EU, we are generally not required to comply with U.S., UK, and EU sanctions to the same extent as U.S., UK or EU entities. However, for companies like us, our U.S., UK, and EU subsidiaries, employees who are U.S. persons or UK or EU nationals, activities in the U.S., UK, or EU, activities involving U.S.-origin goods, technology or services, and certain conduct or dealings, among other activities, are subject to applicable sanctions requirements. We do not have employees or operations in any of the Sanctioned Countries, and, although our websites are open and available worldwide, we do not actively solicit business from the Sanctioned Countries or Sanctioned Persons. For instance, in the case of AliExpress, Taobao and Tmall, an insignificant percentage of orders have been placed by consumers from the Sanctioned Countries, with a negligible amount of aggregate GMV in the fiscal year ended March 31, 2023 through transactions conducted voluntarily among merchants and consumers on these marketplaces. As all transaction fees on AliExpress, Taobao and Tmall are paid by merchants, primarily based in China, we do not earn any fees or commission from consumers in Sanctioned Countries in respect of transactions conducted on these platforms.

We have established a compliance program that aims to ensure our compliance with these economic and trade restrictions, as well as export control regimes. However, these laws and regulations are complex and subject to frequent change, including with respect to jurisdictional reach and the lists of countries, entities, individuals and technologies subject to sanctions and other regulatory controls. For example, the Uyghur Forced Labor Disclosure Act was passed by the U.S. House of Representatives in June 2021. If enacted, this bill would require publicly-listed companies in the United States including us to disclose information about their supply chain links to China’s Xinjiang Autonomous Uyghur Region, or Xinjiang. In December 2021, the U.S. Senate and the House of Representatives passed the Uyghur Forced Labor Prevention Act, or the UFLP Act, which was signed into law on December 23, 2021. The UFLP Act prohibits from importation into the United States any goods, wares, articles, and merchandise mined, produced, or manufactured wholly or in part in Xinjiang, or by certain entities within Xinjiang. We may incur significant costs related to current, new or changing sanctions, embargoes, export controls programs or other restrictions and disclosure requirements, as well as negative publicity, investigations, fines, fees or settlements, which may be difficult to predict. We also could face increased compliance costs and risks as we expand globally and into additional businesses, such as cloud business.

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

• additional or conflicting regulatory requirements, heightened restrictions on and scrutiny of investments, acquisitions and foreign ownership in other jurisdictions, on national security grounds or for other reasons, regulatory requirements (such as filings and approvals under the anti-monopoly and competition laws, rules and regulations, and review of investments and acquisitions of large Internet platforms under certain policies), the risk that acquisitions or investments may fail to close, due to political and regulatory challenges, as well as related compliance and publicity risks;

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

• losses arising from disposal of investments or de-consolidation of businesses; and

• actual or potential impairment charges or write-offs of investments in equity method investees or intangible assets (including intellectual property we acquire), and goodwill recorded in connection with invested businesses, particularly investments in publicly traded companies, in the event that a decline in fair value below the carrying value of our equity method investments is other-than-temporary, or the carrying amount of a reporting unit to which goodwill is allocated exceeds its fair value. See “Item 5. Operating and Financial Review and Prospects — E. Critical Accounting Estimates — Critical Accounting Policies and Estimates — Impairment Assessment on Investments in Equity Method Investees” and “—Impairment Assessment on Goodwill and Intangible Assets.”

These and other risks could lead to negative publicity, increased regulatory scrutiny, litigation, government inquiries, investigations, actions or penalties against us and the companies we invest in or acquire on the ground of non-compliance with policy and regulatory requirements, or even against our other businesses, and may force us to incur significant additional expenses and allocate significant management and human resources to rectify or improve these companies’ corporate governance standards, disclosure controls and procedures or internal controls and systems. Due to business or financial underperformance, regulatory scrutiny or compliance reasons, we may need to divest interests in, or terminate business cooperation with, businesses and entities in which we have invested capital and other resources. See also “— PRC regulations regarding acquisitions impose significant regulatory approval and review requirements, which could make it more difficult for us to pursue growth through acquisitions and subject us to fines or other administrative penalties.” As a result, we may experience significant difficulties and uncertainties carrying out investments and acquisitions, and our growth strategy, reputation and/or the trading prices of our ADSs, Shares and/or other securities may be materially and adversely affected.

In addition, our strategic investments and acquisitions may adversely affect our financial results, at least in the short term. For example, acquisitions of, and continued investments in lower margin or loss-making businesses and the integration of our local consumer services business, have negatively affected our margins and net income. Acquired businesses that are loss-making may continue to sustain losses and may not become profitable in the near future or at all. The performance of our current and future equity method investees may also adversely affect our net income. There can be no assurance that we will be able to grow our acquired or invested businesses, or realize returns, benefits of synergies and growth opportunities we expect in connection with these investments and acquisitions.

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

• challenges of maintaining efficient and consolidated internal systems, including IT infrastructure, and of achieving customization and integration of these systems with the other parts of our ecosystem;

• lack of acceptance of our product and service offerings, and challenges of localizing our offerings to appeal to local tastes;

• failure to understand cultural differences, local consumer behaviors and preferences and local business practices;

• protectionist or national security policies that restrict our ability to:

• invest in or acquire companies;

• develop, import or export certain technologies, such as the national AI initiative proposed by the U.S. government;

• utilize technologies that are deemed by local governmental regulators to pose a threat to their national security; or

• obtain or maintain the necessary licenses and authorizations to operate our businesses;

• the need for increased resources to manage regulatory compliance across our international businesses;

• failure to attract and retain capable talent with international perspectives who can effectively manage and operate local businesses;

• compliance with local laws and regulations, including those relating to e-commerce marketplaces and platforms, digital services, privacy and data security, such as the Digital Markets Act, the Digital Services Act and the General Data Protection Regulation of the EU, consumer and labor protection, and environmental regulations, and increased compliance costs across different legal systems;

• changes in applicable cross-border e-commerce tax laws, such as the EU’s removal of value-added tax exemption for cross-border parcels valued below €22, which could negatively affect transactions conducted through our international and cross-border platforms, increase our compliance costs and subject us to additional risks;

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

• exchange rate fluctuations, which may have a material adverse effect on cross-border commerce businesses and businesses in the affected countries or regions; and

• political instability and general economic or political conditions in particular countries or regions, including territorial or trade disputes, war and terrorism, such as the Russia-Ukraine conflict.

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

Our business could be materially and adversely affected by the outbreak of a widespread health epidemic, such as COVID-19, swine flu, avian influenza, severe acute respiratory syndrome, Ebola and Zika; natural disasters, such as earthquakes, snowstorms, storm surges, floods, fires, drought and other extreme weather events and other effects of climate change; or other events, such as wars, acts of terrorism, environmental accidents, power shortages or communication interruptions. The occurrence of a disaster or a prolonged outbreak of an epidemic illness or other adverse public health developments in China or elsewhere in the world could materially disrupt our industry and our business and operations, and have a material adverse effect on our business, financial condition and results of operations. For example, these events could cause a temporary closure of the facilities we use for our operations, significantly disrupt supply chains and logistics services or severely impact consumer behaviors and the operations of merchants, business partners and other participants in our ecosystem. Our operations could also be disrupted if any of our employees or employees of our business partners are suspected of contracting an epidemic disease, since this could require us or our business partners to quarantine some or all of these employees or disinfect the facilities used for our operations. In addition, our revenue and profitability could be materially reduced to the extent that a natural disaster, health epidemic or other outbreak or any change in policy in response to such event harms the global or PRC economy in general.

In particular, the global outbreak of the COVID-19 pandemic continued to have a significant negative impact on the global economy in fiscal year 2023, which has adversely affected our business and financial results. From early 2020 to early 2023, the COVID-19 pandemic triggered a series of lock-downs, social distancing requirements and travel restrictions that significantly and negatively affected our various businesses in China, particularly our China commerce and local consumer services businesses. Our key international commerce businesses also experienced a negative impact. The COVID-19 pandemic also presented challenges to our business operations as well as the business operations of our merchants, business partners and other participants in our ecosystem, such as closure of offices and facilities, disruptions to or even suspensions of normal business and logistics operations, as well as restrictions on travel. Starting in December 2022, China has lifted most of the COVID-19-induced travel restrictions and quarantine requirements. From late December 2022 to early 2023, certain parts of China experienced COVID-19 resurgence, which caused significant disruption to our business operations in these regions.

It is not possible to determine the impact of the COVID-19 pandemic on our business operations and financial results going forward, which is highly dependent on numerous factors, including the frequency, duration and spread of the outbreaks of the COVID-19 pandemic (including any new variant with different characteristics) in China or elsewhere, actions taken by governments, the response of businesses and individuals to the pandemic, the impact of the pandemic on business and economic conditions in China and globally, consumer demand, our ability and the ability of merchants, retailers, logistics service providers and other participants in our ecosystem to continue operations in areas affected by the pandemic and our efforts and expenditures to support merchants and partners and ensure the safety of our employees. The COVID-19 pandemic may continue to adversely affect our business and results of operations.

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

We are subject to regulations in a wide range of areas, including, among others, anti-monopoly and anti-unfair competition, privacy and data protection and content. See “— Claims or regulatory actions under competition laws against us may result in our being subject to fines, constraints on our business and damage to our reputation.”; “— Our business is subject to complex and evolving domestic and international laws and regulations regarding privacy and data protection, which are subject to change and uncertain interpretation. Complying with these laws and regulations increases our cost of operations and may require changes to our data and other business practices or negatively affect our user growth and engagement. Failure to comply with these laws and regulations could result in claims, regulatory investigations, litigation or penalties, or otherwise negatively affect our business.”; and “— We may be subject to liability for content available in our ecosystem that is alleged to be obscene, defamatory, libelous, fraudulent, socially destabilizing or otherwise unlawful.”

In particular, regulators in the PRC and other countries are increasingly focused on regulating digital platforms. For example, the PRC E-commerce Law, or the E-commerce Law, and the Measures for the Supervision and Administration of Online Trading, or the Online Trading Measures, impose a series of requirements on e-commerce platform operators, including requiring e-commerce platform operators to verify and update each merchant’s profile on a regular basis and monitor their market participant registration status. Other laws also impose obligations and limitations on network platform operators, including, among others, taking measures to prevent and stop false and illegal advertisements and marketing information, improving technical measures for discovering and dealing with illegal or criminal activities on the platforms, and limiting and regulating an e-commerce platform operator’s personalized shopping recommendations service to consumers.

Large-scale Internet platforms, including us, are subject to more responsibilities and obligations than smaller platforms. For example, the draft Guidelines for Implementing Subject Responsibilities of Internet Platforms, or the Responsibilities Guidelines, set forth additional responsibilities for operators of super platforms, as defined in the draft Guidelines for Classification and Grading of Internet Platforms, or the Draft Classification Guidelines. These additional responsibilities include promoting interoperability between the services they provide and those provided by other platforms. The above guidelines have not been formally adopted, and substantial uncertainties still exist with respect to the enactment timetable, final content, interpretation and implementation of these guidelines and how they will affect our business operation. If adopted, certain of our platforms may be deemed as an operator of super platforms under the Classification Guidelines and will need to comply with additional requirements under the Responsibilities Guidelines. These requirements could result in significant additional compliance costs, subject us to higher liabilities or require us to change our business practices. Failure to comply with these requirements may subject us to suspension of business, rectification orders and fines. Due to our size, these guidelines may affect us more than our competitors. For example, certain third-party platforms, although offering products and services competing with our marketplaces, may not be deemed as operators of super platforms or even e-commerce operators and may be subject to less stringent requirements with respect to merchant regulation and consumer protection. Our strict platform governance measures in response to these requirements may lead to loss of merchants to those platforms, or to complaints or claims made against us by merchants on our platforms.

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

• addressing concerns, challenges, negative publicity and litigation related to data privacy, collection, use and actual or perceived sharing for promotional and other purposes (including cooperation and sharing among our own businesses, cooperation with business partners or mandatory disclosure to regulators), and concerns among the public about the alleged discriminatory treatment adopted by Internet platforms based on user profile, safety, security and other factors that may arise from our existing businesses or new businesses and technologies, such as new forms of data (for example, biometric data, location information and other demographic information); and

• complying with applicable laws, rules and regulations relating to the collection (from users and other third-party systems or sources), use, storage, transfer, disclosure and security of personal data, including requests from data subjects and regulatory and government authorities.

These challenges are heightened as we expand our business into jurisdictions with different legal and regulatory regimes, such as the GDPR. There have been a number of reports on and litigation relating to incidents relating to data security and unauthorized use of user data by high-profile Internet and technology companies and their business partners. If our user data is improperly used or disclosed by any party, or if we were to be found in violation of any data-related laws, rules or regulations, including those relating to collection and use of user data, it could result in a loss of users, businesses and other participants from our ecosystem, suspension of service or blockage of access to mobile app services, loss of confidence or trust in our platforms, litigation, regulatory investigations, significant amounts of penalties or actions against us, significant damage to our reputation or even criminal liabilities, and have a material adverse effect on the trading prices of our ADSs, Shares and/or other securities, our business and prospects.

As permitted by our privacy policies and user agreements, we grant expressly limited access to specified data on our data platform to certain participants in our ecosystem that provide services to consumers, merchants, brands, retailers and other ecosystem participants. In addition, following the termination of the data sharing agreement with Ant Group in July 2022, we and Ant Group will, to the extent necessary for each party to provide services to our respective customers, negotiate the terms of data sharing arrangements on a case-by-case basis and as permitted by applicable laws and regulations. Participants in our ecosystem, including Ant Group, face the same challenges inherent in handling and protecting large volumes of data. Any actual or perceived improper use of data by us or them, and any systems failure or security breach or lapse on our or their part that results in the release of user data could harm our reputation and brand and, consequently, our business, in addition to exposing us to potential legal liability or regulatory actions. This could also attract negative publicity from media outlets, privacy advocates, our competitors or others and could adversely affect the trading prices of our ADSs, Shares and/or other securities.

Our business is subject to complex and evolving domestic and international laws and regulations regarding privacy and data protection, which are subject to change and uncertain interpretation. Complying with these laws and regulations increases our cost of operations and may require changes to our data and other business practices or negatively affect our user growth and engagement. Failure to comply with these laws and regulations could result in claims, regulatory investigations, litigation or penalties, or otherwise negatively affect our business.

Regulatory authorities in China and around the world have recently implemented, and may in the future continue to implement, further legislative and regulatory proposals concerning privacy and data protection, particularly relating to the protection of personal information, cybersecurity and cross-border data transmission. These laws and regulations can be complex and the interpretation and application of these laws and regulations are often uncertain, in flux and complicated.

PRC regulatory authorities have increasingly focused on personal data and privacy protection, and promulgated a number of laws and regulations, including the Personal Information Protection Law and the Provisions on the Scope of Necessary Personal Information Required for Common Types of Mobile Internet Applications, that stipulate requirements and limitations on the collection, processing and handling of personal information. See “Item 4. Information on the Company — B. Business Overview — Regulation — Regulation of Data and Privacy Protection” and “Item 4. Information on the Company — B. Business Overview — Regulation — Regulation of Mobile Apps.” In the course of our business operations, we collect information of our customers and users, including personal information. Therefore, we are required to comply with applicable laws and regulations relating to personal data and privacy protection. To ensure our compliance with these laws and regulations, we have established relevant protocols and mechanisms. For example, to get consent from users before collecting their personal information, we clearly notify them the information collected and the purpose of collecting the information, explain to them what, how and why the information may be shared with third parties and also provide the privacy policy of the third parties with whom we share the information. These personal data privacy protection procedures have increased our compliance and operating costs. The data privacy laws and regulations also impose penalties and liability on information processors for non-compliant information collection and processing activities, including correction, suspension or termination of their services, confiscation of illegal income, as well as significant fines of up to 5% of revenue and other penalties. PRC regulatory authorities have also put forward regular inspections and reporting on the compliance of mobile apps, mini-programs, software development kits and other applications. We believe that our business operations are compliant with the currently effective PRC laws relating to personal data and privacy protection in all material respects. Nevertheless, the interpretation and implementation of these laws and regulations are evolving, and we may be required to continuously adjust and upgrade our applications. The Cyberspace Administration of China has previously named certain of our mobile apps for failure to comply with privacy and data security regulations. We have rectified these mobile apps’ data collection and use practices to bring them into compliance.

PRC regulatory authorities have also enhanced their regulation on algorithm recommendation services. According to the Administrative Provisions on Internet Information Service Algorithm Recommendation, or the Algorithm Recommendation Provisions, which came into effect on March 1, 2022, algorithm recommendation service providers shall clearly inform users of their provision of algorithm recommendation services, and make public the basic principles, intentions and main operating mechanisms of the algorithm recommendation services, and shall also ensure that users may conveniently terminate the algorithm recommendation services. Moreover, algorithm recommendation service providers selling goods or providing services to consumers shall protect consumers’ rights of fair trade, and are prohibited from carrying out illegal conduct such as unreasonable differentiated treatment based on consumers’ preferences, purchase behavior, or such other characteristics. In addition, the Administrative Provisions on Deep Synthesis of Internet Information Services, which took effect in January 2023, impose obligations on providers, technology supporters and users of deep synthesis technology, including verification of user identity, implementing measures to protect data security and personal information, content moderation, labelling content generated using deep synthesis technology, and conducting security assessment and completing filings for provision of certain services. We use algorithmic recommendation and deep synthesis technology in a wide range of our businesses. Accordingly, we need to comply with the Algorithm Recommendation Provisions, the Administrative Provisions on Deep Synthesis of Internet Information Services and other applicable laws and regulations governing algorithm recommendation services, and we may be subject to penalties and liability for non-compliance, which may include administrative liabilities, including warnings, public denouncement, fines, enforcement orders requiring us to correct, or suspending us from posting new information, suspension of business or even criminal liabilities. Complying with PRC regulation on algorithm recommendation services has increased our compliance costs, changed our data use and business practices, and could negatively affect user activities on our platforms. We believe that our business operations are compliant with currently effective PRC laws relating to algorithm recommendation services in all material respects. Moreover, on July 10, 2023, the Cyberspace Administration of China, together with other relevant authorities, released the Interim Measures on Generative AI Services, which will come into effect on August 15, 2023 and impose compliance requirements on providers of generative AI services. According to the Interim Measures on Generative AI Services, individuals or organizations that provide generative AI services of text, image, audios, videos and other content shall be responsible as the producers of such network information content and as the personal information processors to protect any personal information involved. Certain providers of generative AI services shall also conduct security assessment and complete certain filings in accordance with the Administrative Provisions on Internet Information Service Algorithm Recommendation. Non-compliance with the Interim Measures on Generative AI services may subject generative AI services providers to penalties, including warning, public denouncement, rectification orders and suspension of the provision of relevant services. See “Item 4. Information on the Company — B. Business Overview — Regulation — Regulation of Internet Security.” As of the date of this annual report, uncertainties exist with respect to the interpretation and implementation of the Interim Measures on Generative AI Services, as well as how they will affect our business operations.

PRC regulatory authorities have also stepped up efforts in safeguarding cybersecurity. The PRC Cybersecurity Law, which generally governs the construction, operation, maintenance and use of networks in China, subjects network operators, including us, to various security protection-related obligations. In addition, the PRC Cybersecurity Law provides that personal information and important data collected and generated by operators of critical information infrastructure in the course of their operations in the PRC should be stored in the PRC, and imposes heightened regulation and additional security obligations on operators of critical information infrastructure. See “Item 4. Information on the Company — B. Business Overview — Regulation — Regulation of Internet Security.” We believe that we are compliant with PRC Cybersecurity Law, including requirements relating to security protection, user identity verification, cybersecurity emergency response planning and technical assistance, in all material respects. Failure to comply could subject us to fines, suspension of businesses, shutdown of websites and revocation of business licenses.

PRC regulatory authorities have recently promulgated laws and regulations relating to cybersecurity review, including requirements that affect overseas listings by Chinese companies. According to the Revised Cybersecurity Review Measures, which became effective in February 2022, operators of critical information infrastructure who purchase network products and services and network platform operators who carry out data processing activities that affect or may affect national security shall be subject to cybersecurity review. In addition, any network platform operator possessing over one million users’ individual information must apply for cybersecurity review before listing abroad. Relevant PRC governmental authorities may also initiate cybersecurity review if they determine certain network products, services, or data processing activities affect or may affect national security. See “Item 4. Information on the Company — B. Business Overview — Regulation — Regulation of Internet Security.” Moreover, in November 2021, the Cyberspace Administration of China promulgated the Draft Regulations on Network Data Security Management, or the Draft Cyber Data Security Regulations, for public comments, which set forth different scenarios where data processors are required to apply for cybersecurity review, including, among others, overseas listing while processing over one million users’ personal information, Hong Kong listing that affects or may affect national security, and other data processing activities that affect or may affect national security. The Draft Cyber Data Security Regulations also require data policies and rules and any material amendments thereof of large Internet platforms with over 100 million daily active users be evaluated by a third-party organization designated by the Cyberspace Administration of China and approved by the respective local branch of the Cyberspace Administration of China. There is no definite timetable as to when the Draft Cyber Data Security Regulations will be enacted. See “Item 4. Information on the Company — B. Business Overview — Regulation — Regulation of Data and Privacy Protection.”

PRC laws and regulations relating to cybersecurity review are relatively new, and the applicable scope of these laws and regulations remain subject to uncertainties and further clarifications from PRC regulators. As of the date of this annual report, we have not received any notice from the Cyberspace Administration of China of a cybersecurity review on us under the Revised Cybersecurity Review Measures. Based on advice from Fangda Partners, our PRC counsel, we do not believe that we are required to undergo cybersecurity review by the Cyberspace Administration of China for our previous securities offerings. However, given the scale of our business and the number of users on our platforms, we believe that we may be subject to a cybersecurity review in the future. If we are subject to a cybersecurity review, we may incur significant costs and face challenges, both in the review process and in making enhancements to our cybersecurity measures that may be required. If we are unable to manage these risks, we may be subject to penalties, including fines, suspension of business, prohibition against new user registration (even for a short period of time) and revocation of required licenses, and our reputation and results of operations could be materially and adversely affected. In 2021, the PRC government launched cybersecurity reviews on a number of mobile apps operated by several U.S.-listed Chinese companies and prohibited relevant apps from registering new users during the review period. Moreover, if we are required to undergo cybersecurity review in connection with any future securities offerings, our ability to obtain additional capital may be negatively affected. See also “— We may need additional capital but may not be able to obtain it on favorable terms or at all.”

PRC regulatory authorities have also enhanced the supervision and regulation of cross-border data transmission. The Data Security Law which took effect in September 2021 prohibits entities and individuals in China from providing any foreign judicial or law enforcement authority with any data stored in China without approval from a competent PRC authority, and sets forth the legal liabilities of entities and individuals found to be in violation of their data protection obligations, including rectification order, warning, fines, suspension of relevant business, and revocation of business permits or licenses. Moreover, the Measures for the Security Assessment of Cross-border Data Transmission promulgated by the Cyberspace Administration of China came into effect on September 1, 2022. According to these measures, personal data processors are subject to security assessment conducted by the Cyberspace Administration of China prior to any cross-border transfer of important data and personal information. See “Item 4. Information on the Company — B. Business Overview — Regulation — Regulation of Data and Privacy Protection.” Any cross-border data transfer activities conducted in violation of the Measures for the Security Assessment of Cross-border Data Transmission before the effectiveness of these measures are required to be rectified by March 2023. We have implemented control procedures to comply with the new requirements. Complying with PRC laws and regulations relating to cross-border data transmission increases our compliance costs and could affect our ability to transfer data across borders. We believe that our business operations are compliant with PRC laws and regulations relating to cross-border data transmission in all material respects.

In addition, regulators in China and other jurisdictions in which we operate may implement measures to ensure that encryption of user data does not hinder law enforcement agencies’ access to that data. For example, according to the PRC Cybersecurity Law and relevant regulations, network operators, including us, are obligated to provide assistance and support in accordance with the law for public security and national security authorities to protect national security or assist with criminal investigations. Non-compliance or compliance with these laws and requirements in manners that are perceived as harming privacy could lead to significant damages to our reputation and proceedings and actions against us by regulators and private parties.

As we further expand our operations into international markets, we will be subject to additional laws in other jurisdictions where we operate and where our consumers, users, merchants, customers and other participants are located. Such laws, rules and regulations of other jurisdictions may be more comprehensive, detailed and nuanced in their scope, and may impose requirements and penalties that conflict with, or are more stringent than, those in China. For example, the European Union has adopted the Digital Markets Act and the Digital Services Act and proposed the European Data Act since 2020, which impose various requirements on data use, data sharing and data protection, among other matters. Moreover, AliExpress has been designated as a “very large online platform” under the Digital Services Act, and thus is required to fulfil more stringent obligations, including algorithm transparency, content moderation, mandatory reporting of incidents and measures to tackle illegal content, regular risk assessment, annual independent audit, data sharing with relevant regulators and annual supervisory fee. These requirements will create additional operational burdens and compliance costs for us, and we may be subject to significant regulatory penalties for failure to comply with these requirements. In addition, these laws, rules and regulations in other jurisdictions where we operate may restrict the transfer of data across jurisdictions, which could impose additional and substantial operational, administrative and compliance burdens on us, and may also restrict our business activities and expansion plans, as well as impede our data-driven business strategies. Complying with laws and regulations for an increasing number of jurisdictions could require significant resources and costs. Our continued expansion into cloud business, both in China and elsewhere, will also increase the amount of data hosted on our system, as well as increase the number of jurisdictions in which we have IT systems. This, as well as the increasing number of new legal requirements in various jurisdictions, such as the GDPR, present increased challenges and risks in relation to policies and procedures relating to data collection, storage, transfer, disclosure, protection and privacy, and will impose significant penalties for non-compliance. For example, penalties calculated as a percentage of global revenue may be imposed under the GDPR. The compliance requirements of the GDPR affect a number of our businesses, such as AliExpress, Alibaba.com and Alibaba Cloud. Any failure, or perceived failure, by us to comply with the above and other applicable regulatory requirements or privacy protection-related laws, rules and regulations could result in reputational damages or proceedings or actions against us by governmental entities, consumers or others. These proceedings or actions could subject us to significant penalties and negative publicity, require us to change our data and other business practices, increase our costs and severely disrupt our business, hinder our global expansion or negatively affect the trading prices of our ADSs, Shares and/or other securities.

While we believe we are compliant with such laws and regulations in all material respects, there are uncertainties with respect to how these laws and regulations will be interpreted, implemented and enforced in practice, especially since many of these laws and regulations only came into effect recently or have not come into effect yet, and we may still be subject to regulatory investigations, fines, suspension of businesses and revocation of licenses. In addition, future interpretation and implementation of these laws and regulations, or additional laws and regulations that may come into effect, may result in significant increase in our compliance costs, force us to change our business practices, adversely affect our business performance as well as subject us to negative publicity, which could harm our reputation among users and negatively affect the trading prices of our ADSs, Shares and/or other securities.

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

The PRC government is enhancing its anti-monopoly and anti-unfair competition laws and regulations and guidance. The Online Trading Measures which took effect on May 1, 2021, the amended Anti-monopoly Law which came into effect on August 1, 2022, as well as the Provisions on the Prohibition of Monopoly Agreements, the Provisions on the Prohibitions of Acts of Abuse of Dominant Market Positions and the Provisions on the Review of Concentration of Undertakings, all of which came into effect on April 15, 2023, among others, impose liabilities on cartel facilitators who aid others in the summation of anti-competitive agreements, clarify that data, algorithms, technologies, platform rules and other measures may not be used for consummation of monopoly agreements, and prohibit platform operators from abuse of dominant market positions. On November 22, 2022, the SAMR published the Draft Amendment to the PRC Anti-unfair Competition Law for public comments, which introduced prohibition against the misuse of a relatively dominant market position and set significant administrative penalties specifically for unfair competitive practices in digital economy. Such laws and regulations:

• provide guidelines for the implementation of anti-monopoly and anti-unfair competition laws and regulations, including prohibition against the abuse of dominant market positions, especially in terms of unreasonable restrictions on transactions, price manipulation, interference with merchants’ independent business operations, false or misleading marketing and the use of technical means to disrupt the normal operations of network products or services legally provided by other business operators and details of the review of concentration of undertakings;

• strengthen enforcement of anti-monopoly and anti-unfair competition laws and regulations, including the regulation of monopolistic behaviors and monopoly agreements and price-related violations as well as assistance in the consummation of monopoly agreements, such as below-cost pricing, price discrimination, manipulation of market prices, fraudulent pricing, entering into monopoly agreements and abuse of dominant market positions through data, algorithms, technology or platform rules, as well as supervision of concentration of undertakings; and

• increase legal liabilities, including greater penalties and criminal liabilities, for violations of anti-monopoly and anti-unfair competition laws and regulations.

See “Item 4. Information on the Company — B. Business Overview — Regulation — Regulation of Monopoly and Unfair Competition,” “Item 4. Information on the Company — B. Business Overview — Regulation —Regulation of Online and Mobile Commerce” and “Item 4. Information on the Company — B. Business Overview — Regulation — Regulation of Pricing.”

The SAMR, together with certain other PRC government authorities have been active in their oversight and the establishment of long-term mechanisms for fair market competition in the sharing consumption industry. While we have conducted self-inspections and undergone self-rectifications, we may still make further changes to our business practices, which may increase our compliance costs and adversely affect our business performance.

To comply with existing laws and regulations and new laws and regulations that may be enacted in the future, as well as administrative guidance and requirements by regulators from time to time, we may need to devote significant resources and efforts, including changing our business and pricing practices, restructuring our businesses and adjusting our investment activities, which may materially and adversely affect our business, growth prospects, reputation and the trading prices of our ADSs, Shares and/or other securities. We may also be subject to regulatory investigations, fines and other penalties, which could materially and adversely affect our business and reputation. The consequences of violating anti-monopoly and anti-unfair competition laws and regulations could be significant, including, for example, fines of up to 50% of revenue, suspension of business and revocation of business licenses. Due to the expansive scope of business activities the anti-monopoly and anti-unfair competition laws and regulations target to regulate, many of our businesses and practices, including our business models, pricing practices, promotional activities and cooperation with business partners, may be subject to regulatory scrutiny and significant penalties. Certain long-standing practices, such as upstream and downstream investments and mergers as well as horizontal investments and mergers, our cross-platform user ID system, data and algorithm applications, our traffic allocation approach and the manners in which we offer payment, logistics and other services to consumers may be subject to challenges by regulators, consumers, merchants and other parties. On December 24, 2020, the SAMR commenced an investigation on us pursuant to the PRC Anti-monopoly Law. Following the investigation, on April 10, 2021, the SAMR issued an administrative penalty decision finding that we violated provisions of the PRC Anti-monopoly Law prohibiting a business operator with a dominant market position from restricting business counterparties through exclusive arrangements without justifiable cause, and imposed a fine of RMB18.2 billion. The SAMR also issued an administrative guidance, instructing us to implement a comprehensive rectification program, and to file a self-assessment and compliance report to the SAMR for three consecutive years. In addition, the SAMR has imposed and in the future may further impose administrative penalties on various companies including us for failing to duly make filings as to their transactions subject to merger control review by the SAMR. See “— PRC regulations regarding acquisitions impose significant regulatory approval and review requirements, which could make it more difficult for us to pursue growth through acquisitions and subject us to fines or other administrative penalties.”

The PRC Anti-monopoly Law and Anti-unfair Competition Law also provide a private right of action for competitors, business partners or customers to bring anti-monopoly and anti-unfair competition claims against companies. In recent years, an increased number of companies have been exercising their right to seek relief under the PRC Anti-monopoly Law, Anti-unfair Competition Law and related judicial interpretations. Some of these companies, including our competitors, business partners and customers, have resorted to and may continue making public allegations or launching media campaigns against us, submitting complaints to regulators or initiating private litigation that targets our and our business partners’ prior and current business practices, such as our market approach with traffic resource allocation on our e-commerce platforms, which we base on multiple factors, and our alleged prior narrowly-deployed exclusive partnerships. For example, another e-commerce player in China has brought suit against us under the PRC Anti-monopoly Law in connection with such alleged exclusive partnership arrangements and is claiming a substantial amount of damages, and there may be other similar litigation in the future. See “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal and Administrative Proceedings — JD.com Lawsuit.” In the wake of the April 2021 SAMR administrative penalty decision, there may be other similar litigation in the future, and we may face increased challenges in defending ourselves in existing and future lawsuits brought against us pursuant to the PRC Anti-monopoly Law. If we fail to successfully defend ourselves against these claims, we may be required to pay damages, which may be significant and could materially and adversely affect our business operations, financial results and reputation.

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

Under the PRC Anti-monopoly Law, companies undertaking certain investments and acquisitions relating to businesses in China must notify and obtain approval from the SAMR, before completing any transaction where the parties’ revenues in China exceed certain thresholds and the buyer would obtain control of, or decisive influence over, the other party or any transaction that would otherwise trigger merger control filing obligations. In addition, we need to notify other PRC regulatory authorities if the investment or acquisition is in certain industries. The SAMR, the Cyberspace Administration of China and other regulatory agencies in China are enhancing merger control review in key areas, including national interest and people’s livelihood, finance, technology and media. On August 8, 2006, six PRC regulatory agencies, including the MOFCOM, the State-owned Assets Supervision and Administration Commission of the State Council of the PRC, or the SASAC, the STA, the SAIC, the CSRC, and the SAFE, jointly adopted the M&A Rules, which came into effect on September 8, 2006 and were amended on June 22, 2009. Under the M&A Rules, the approval of MOFCOM must be obtained in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire domestic companies affiliated with PRC enterprises or residents. Applicable PRC laws, rules and regulations also require certain merger and acquisition transactions to be subject to security review.

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

The Provisions of the State Council of the PRC on the Thresholds for Filing of Concentration of Undertakings (Revised Draft for Public Comments) issued by the SAMR on June 27, 2022 propose to significantly raise the filing thresholds with respect to revenue, but at the same time subjecting certain transactions that do not meet the revenue threshold to filing obligations. See “Item 4. Information on the Company — B. Business Overview — Regulation — Regulation of Monopoly and Unfair Competition.” If adopted in current form, these provisions may subject transactions involving significant undertaking and between one party with large revenue, like us, and start-up enterprises, to filing obligations. Substantial uncertainties exist with respect to the enactment timetable, final content, interpretation and implementation of such draft provisions. The amended PRC Anti-monopoly Law, which became effective on August 1, 2022, significantly raises the maximum fines for failure to file for merger control review, and introduces a “stop-clock mechanism” which may prolong the merger control review process. Furthermore, the Provisions on the Review of Concentration of Undertakings, which came into effect on April 15, 2023, provide detailed rules on how to implement the “stop-clock mechanism,” which allow the SAMR to suspend the calculation of time period for merger control review under various circumstances. See “Item 4. Information on the Company — B. Business Overview — Regulation — Regulation of Monopoly and Unfair Competition.” Complying with the requirements of the relevant regulations to complete these transactions could be time-consuming, and any required approval processes, including approval from SAMR, may be uncertain and could delay or inhibit our ability to complete these transactions, which could affect our ability to expand our business, maintain our market share or otherwise achieve the goals of our acquisition strategy.

According to the Regulations on Enterprise Outbound Investment issued by the NDRC in December 2017, which came into effect on March 1, 2018, we may also need to report to the NDRC relevant information on overseas investments with an amount of US$300 million or more in non-sensitive areas, and obtain the NDRC’s approval for our overseas investments in sensitive areas, if any, before the closing of the investments. According to the Overseas Listing Trial Measures, if a Chinese overseas listed company issues overseas listed securities to acquire assets, such issuance shall be subject to filing requirements. See “— Risks Related to Doing Business in the People’s Republic of China — The approval, filing or other requirements of the CSRC or other PRC regulatory authorities may be required under PRC law in connection with any future issuance of securities overseas, and, if required, we cannot predict whether or for how long we or our subsidiaries will be able to obtain such approval or complete such filing.” Accordingly, these regulations may restrict our ability to make investments in some regions and industries overseas, and may subject any proposed investments to additional delays and increased uncertainty, as well as heightened scrutiny, including after the investments have been made.

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

We may be subject to liability for content available in our ecosystem that is alleged to be obscene, defamatory, libelous, fraudulent, socially destabilizing or otherwise unlawful.

Under PRC law and the laws of certain other jurisdictions in which we operate, we are required to monitor our websites and the websites hosted on our servers, cloud computing services and mobile apps or interfaces, as well as our services and devices that generate or host content, for items or content deemed to be obscene, superstitious, defamatory, libelous, fraudulent or socially destabilizing, as well as for items, content or services that are illegal to sell online or otherwise in jurisdictions in which we operate our marketplaces and other businesses, and to promptly take appropriate action with respect to the relevant items, content or services. We may also be subject to potential liability in China or other jurisdictions for any unlawful actions of our merchants, marketing customers or users of our websites, cloud computing services or mobile apps or interfaces, or for content we distribute or that is linked from our platforms that is deemed inappropriate. It may be difficult for us to determine the type of content that may result in liability to us. The nature and scale of our websites, mobile apps and platforms, such as our cloud computing services, which allow users to upload and save massive data on our cloud data centers, social communities on our marketplaces and DingTalk, such as livestreams and other interactive media content on Taobao and Tmall, and Youku, which allow users to upload videos and other content to our websites, mobile apps and platforms, generally referred to as user-generated content, may make this even more difficult. Due to the significant amount of content uploaded by our users, we may not be able to identify all the videos or other content that may violate relevant laws and regulations. If any of the information disseminated through our marketplaces, websites, mobile apps or other businesses we operate, including videos and other content (including user-generated content), or any content that we have produced or acquired, are deemed by the PRC government to violate any content restrictions, we would not be able to continue to display or distribute this content and could suffer losses or become subject to penalties, including confiscation of income, fines, suspension of business and revocation of required licenses, which could materially and adversely affect our business, financial condition and results of operations. Our livestreaming, short-form videos and interactive content businesses are subject to heightened risks and challenges associated with content liability. Moreover, PRC regulators have enhanced enforcement against illegal content and information on Internet platforms and have imposed more stringent obligations on Internet platforms, such as us. For example, the Cyberspace Administration of China has launched a series of “Cleaning Up the Internet” campaigns with special focus on livestreaming, short-form videos, content for minors, fandom culture, Internet rumors and Internet account operations. As a result, our compliance costs may increase and we may be subject to regulatory actions and penalties. If we are unable to manage these risks, we could become subject to penalties, including regulatory actions, significant fines, suspension of business, revocation of required licenses and prohibition against new user registration, and our reputation, results of operations and financial condition could be materially and adversely affected.

Furthermore, compliance requirements are complicated and evolving, and may require us to implement different protections based on the type of content and intended audience. For example, the Regulations on the Administration of Minors Program, or the Minors Program Regulation, promulgated by the National Radio and Television Administration of China, or the NRTA, which came into effect on April 30, 2019 and amended on October 8, 2021, provides that radio and television broadcasters and online audiovisual program service providers shall establish relevant protocols and review content of minor-oriented programs to ensure that they do not contain violence, obscenity, superstition, social disruption, drug abuse or other prohibited elements. Furthermore, the Opinions on Standardizing the Virtual Gifting of Livestreaming and Strengthening the Protection of Minors issued by the Cyberspace Administration of China and several other PRC governmental authorities require platforms not to provide livestreaming hosting services to minors under the age of 16 and adopt “teenager modes” to prevent minors from obsession, block unsuitable content to minors and refrain from providing virtual gift purchase services to minors. We may incur significant compliance costs and be subject to significant regulatory penalty for failure to comply with these requirements. If we are found to be liable for content displayed or hosted on or even hyperlinked to our services and platforms, we may be subject to negative publicity, fines, have our relevant business operation licenses revoked, or be prevented temporarily or for an extended period of time from operating our websites, mobile apps, interfaces or businesses in China or other jurisdictions, which could materially and adversely affect our business and results of operations.

Certain consolidated entities of our digital media and entertainment business brought in state-owned minority strategic investors. Such shareholder has the right to appoint a director of the relevant consolidated entity and other rights including certain veto rights over the content review processes. Market perception of this and other similar arrangements may affect the trading prices of our ADSs, Shares and/or other securities. In the future, our businesses that generate or distribute content may be subject to greater governmental oversight or comply with other regulatory requirements.

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

Government authorities in the PRC and other countries where we operate, media outlets and public advocacy groups are increasingly focused on consumer protection. Operators of e-commerce platforms are subject to certain provisions of consumer protection laws even where the operator is not the merchant of the product or service purchased by the consumer. For example, under the E-commerce Law, we may be held jointly liable with the merchants if we fail to take necessary actions when we know or should have known that the products or services provided by the merchants on our platforms do not meet personal and property security requirements, or otherwise infringe upon consumers’ legitimate rights. Applicable consumer protection laws in China also hold that trading platforms will be held liable for failing to meet any undertaking that the platforms make to consumers with regard to products listed on their websites. Furthermore, we are required to report to the SAMR or its local branches any violation of applicable laws, regulations or SAMR rules by merchants or service providers, such as sales of goods without proper license or authorization, and we are required to take appropriate remedial measures, including ceasing to provide services to the relevant merchants or service providers. According to the Online Trading Measures, we are also required to verify and update each merchant’s profile on a regular basis and monitor their market participant registration status. Therefore, we may be held liable if we fail to verify the licenses or qualifications of merchants, or fail to safeguard consumers with respect to products or services affecting consumers’ health or safety. Furthermore, under the PRC Minors’ Protection Law, network product and service providers shall not provide products or services that induce minors to obsession, or otherwise may be subject to rectification, warning or penalties including confiscation of income, fines, suspension of business, shutdown of websites and revocation of relevant licenses. On March 14, 2022, the Cyberspace Administration of China released the draft Regulations on the Protection of Minors on the Network for public comments, which stipulate that important Internet platforms with large number of minor users and significant influence among minors must fulfill their obligations, including but not limited to establishing a protocol to oversee the protection of minors online and carrying out periodic impact assessment, adopting “teenager modes” for minors, and suspending services to providers of products or services on the platform who seriously violate laws and regulations and harm minors’ rights and interests. On September 2, 2022, the Standing Committee of the National People’s Congress promulgated the Anti-Telecom and Online Fraud Law of PRC, effective on December 1, 2022, which stipulates that Internet service providers may not provide assistance to telecom and online fraud and must strengthen internal control mechanisms to prevent and curb telecom and online fraud, including verifying user identities, timely and proper handling of abnormal accounts, enhancing protection of key information vulnerable to fraud and enhancing risk and security assessment for new businesses. Failure to comply with these requirements may subject us to warnings, public denouncement, fines, suspension of business, rectification orders, shutdown of websites and applications and revocation of relevant licenses, which could materially and adversely affect our business, financial condition and results of operations.

Moreover, our businesses provide food, food delivery, food supplements and beverages, mother care, cosmetics, baby care, pharmaceutical and healthcare products and services, as well as electronics products, both as a platform operator and as part of our directly operated business. We have also invested in companies involved in these sectors. These activities pose increasing challenges to our internal control and compliance systems and procedures, including our control over and management of third-party service personnel, and expose us to substantial increasing liability, negative publicity and reputational damage arising from consumer complaints, harm to personal health or safety or accidents involving products or services offered through our platforms or provided by us. For example, China’s Supreme People’s Court issued its interpretation of certain laws, including food safety laws and consumer protection laws, on December 8, 2020, and issued the Provisions on Issues Concerning the Application of Law for the Trial of Cases on Online Consumption Disputes (I) on March 1, 2022, which took effect on March 15, 2022. According to these judicial interpretations, livestreaming platform operators and online catering service platform operators are responsible for verifying the qualifications and licenses of livestreamers selling food product and online food operators, respectively, and they may be held jointly liable with the merchants on their respective platforms for damages incurred by consumers caused by defects in foods purchased on their platforms, if these operators fail to fulfill certain requirements and obligations. In addition, e-commerce platform operators shall be held liable as the product seller or service provider if the labels used mislead consumers to believe that the product or service is provided by the e-commerce platform, even if such product or service is in fact provided by third parties. See also “Item 4. Information on the Company — B. Business Overview — Regulation — Regulation of Online and Mobile Commerce.”

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

We may also face increasing scrutiny from consumer protection regulators and activists, as well as increasingly become a target for litigation, in the United States, Europe and other jurisdictions. For example, our AliExpress platform faces claims related to consumer protection in the United States, and member groups of the European Consumer Organization’s BEUC network have expressed concerns about certain consumer rights related to product returns and dispute resolution with respect to transactions conducted on our AliExpress platform and requested a review of these consumer rights by their national consumer protection agencies. We only maintain product liability insurance for certain businesses we operate, and do not maintain product liability insurance for products and services transacted on our marketplaces, and our rights of indemnity from the merchants in our ecosystem may not adequately cover us for any liability we may incur. Consumer complaints and associated negative publicity could materially and adversely harm our reputation and affect our business expansion. Claims brought against us under consumer protection laws, even if unsuccessful, could result in significant expenditure of funds and diversion of management time and resources, which could materially and adversely affect our business operations, net income and profitability.

We have been and expect to continue to be subject to allegations, investigations, lawsuits, liabilities and negative publicity claiming that items listed and content available in our ecosystem infringe intellectual property rights of third parties or are illegal.

We have been and expect to continue to be the subject of allegations that products or services offered, sold or made available through our online marketplaces by third parties or that content made available on our platforms, including content available through our digital media and entertainment business, search business, online reading platform, online music platform, news feed features and IoT devices or our technology, infringe third-party copyrights, trademarks and patents or other intellectual property rights or are provided beyond the authorized scope. Moreover, the United States is increasingly focusing on investigating, preventing and taking action against alleged misappropriation of intellectual property, which has resulted in increased scrutiny, investigations, enforcement actions and litigation relating to intellectual property infringement. Although we have adopted and continue to optimize measures to proactively verify the products sold on our marketplaces for infringement and to minimize potential infringement of third-party intellectual property rights through our intellectual property infringement complaint and take-down procedures, these measures may not always be successful. In the event that alleged counterfeit or infringing products are listed or sold on our marketplaces or allegedly infringing content are made available through our other services, we could face claims and negative publicity relating to these activities or for our alleged failure to act in a timely or effective manner in response to infringement or to otherwise restrict or limit these activities. We may also choose to compensate consumers for any losses, although we are currently not legally obligated to do so. If, as a result of regulatory developments, we are required to compensate consumers, we would incur additional expenses.

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

Regulators in China and other jurisdictions, including the United States, are increasingly seeking to hold Internet platforms liable for product liability, illegal listings and inappropriate content. We have been and may continue to be subject to significant negative publicity, regulatory scrutiny, investigations and allegations of civil or criminal penalties based on allegedly unlawful activities or unauthorized distribution of products or content, such as pharmaceuticals, carried out by third parties through our online marketplaces. Due to our role as an operator of online marketplaces, we will also become subject to criminal liabilities or civil liabilities if we are found to have knowingly provided assistance or support, such as Internet access, server escrow or online storage services, commerce facilitation services, payment services or logistics services, or were negligent in not preventing, a third party from using our marketplaces and services to commit certain illegal activities, such as unauthorized sale of pharmaceuticals. The outcome of any claims, investigations and proceedings is inherently uncertain, and in any event defending against these claims could be both costly and time-consuming, and could significantly divert the efforts and resources of our management and other personnel. An adverse determination in any of these proceedings could cause us to pay penalties or damages, incur legal and other costs, limit our ability to conduct business, or subject us to supervision by a third-party government appointed monitor or require us to change the manner in which we operate and harm our reputation. We have also acquired certain companies, such as Youku, Lazada and Ele.me, that from time to time are subject to allegations and lawsuits regarding alleged infringement of third-party intellectual property or other rights, and we may continue to acquire other companies that are subject to similar disputes.

In addition, we have been and may continue to be subject to significant negative publicity in China, the United States and other countries based on similar claims and allegations. For example, in past years and again in January 2023, the USTR identified Taobao and AliExpress each as a “notorious market.” The USTR may continue to identify Taobao and AliExpress as notorious markets, and there can be no assurance that the USTR or other relevant authorities in the United States or other countries will not identify Taobao, AliExpress or any of our other businesses as notorious markets in the future. In addition, government authorities have and we expect them to continue to accuse us of perceived problems and failures of our platforms, including alleged failures to crack down on the sale of counterfeit goods and other alleged illegal activities on our marketplaces. As a result of any claims or accusations by government authorities, by industry watchdog organizations, including the U.S. Commission on the Theft of American Intellectual Property, by brand and intellectual property rights holders or by enterprises, there may be a public perception that counterfeit or pirated items are commonplace on our marketplaces or that we delay the process of removing these items. This perception, even if factually incorrect, and existing or new litigation as well as regulatory pressure or actions related to intellectual property rights protection, could damage our reputation, harm our business, diminish the value of our brand name and negatively affect the trading prices of our ADSs, Shares and/or other securities.

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

As publicly listed companies, we and certain of our subsidiaries face additional exposure to claims and lawsuits, as well as threatened claims and lawsuits, inside and outside of China. In particular, since Ant Group’s announcement of the suspension of its IPO in early November 2020, we and certain of our current and former officers and directors were named as defendants in certain shareholder class action lawsuits in the United States. Certain of these suits also assert claims related to our alleged failure to disclose non-compliance with certain Chinese antitrust laws and regulations. See “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal and Administrative Proceedings — Shareholder Class Action Lawsuits” for more details about the shareholder class action lawsuits. Although the court has dismissed the claim alleging misstatements about Ant Group’s IPO, the litigation process of defending against such lawsuits, including any appeals, may utilize a material portion of our cash resources and divert management’s attention away from our day-to-day operations, all of which could harm our business. There can be no assurance that we will prevail in any of these cases, and any adverse outcome of these cases could have a material adverse effect on our reputation, business and results of operations. In addition, although we have obtained directors’ and officers’ liability insurance, the insurance coverage may not be adequate to cover our obligations to indemnify our directors and officers, fund a settlement of litigation in excess of insurance coverage or pay an adverse judgment in litigation.

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

Our ecosystem depends on the efficient and uninterrupted operation of our computer and communications systems. System interruptions and delays may prevent us from efficiently processing the large volume of transactions on our marketplaces and other businesses we operate. In addition, a large number of merchants and customers maintain their important systems, such as enterprise resource planning and customer relationship management systems, on our cloud computing platform, which contains substantial quantities of data that enable them to operate and manage their businesses. Increasing media and entertainment content on our platforms also requires additional network capacity and infrastructure to process. Consumers expect our media and entertainment content to be readily available online, and any disruptions or delay to the delivery of content could affect the attractiveness and reputation of our media and entertainment platforms.

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

Particularly, Alipay’s business is subject to a number of risks that could materially and adversely affect its ability to provide payment processing and escrow services to us, including:

• dissatisfaction with Alipay’s services or lower use of Alipay by consumers, merchants, brands and retailers;

• increasing competition, including from other established Chinese Internet companies, payment service providers and companies engaged in other financial technology services;

• changes to rules or practices applicable to payment systems that link to Alipay;

• breach of users’ privacy and concerns over the use and security of information collected from customers and any related negative publicity relating thereto;

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

Alipay’s and Ant Group’s other businesses are highly regulated and are required to comply with numerous complex and evolving laws, rules and regulations, including in the areas of online and mobile payment services, wealth management, financing, cross-border money transmission, anti-money laundering, consumer protection and insurance. As Alipay and Ant Group’s other businesses expand their businesses and operations into more international markets, they will become subject to additional legal and regulatory risks and scrutiny. For example, Alipay or Ant Group’s other affiliates are required to maintain payment business licenses in the PRC and are also required to obtain and maintain other applicable payment, money transmitter or other related licenses and approvals in other countries or regions where they operate. In certain jurisdictions where Ant Group currently does not have the required licenses, Ant Group provides payment processing and escrow services through third-party service providers. If Ant Group or any of its partners fails to obtain and maintain all required licenses and approvals or otherwise fails to manage the risks relating to their businesses, if new laws, rules or regulations come into effect that impact Ant Group or its partners’ businesses, or if any of Ant Group’s partners ceases to provide services to Ant Group, its services could be suspended or severely disrupted, and its ability to continue to deliver payment services to us on preferential terms and other services and products to our consumers, merchants and other ecosystem participants may be undermined. Furthermore, our commercial arrangements with Alipay and Ant Group may be subject to anti-competition challenges. If we need to migrate to another third-party payment service or significantly expand our relationship with other third-party payment services, the transition would require significant time and management resources, and the third-party payment service may not be as effective, efficient or well-received by consumers, merchants, brands and retailers on our marketplaces. These third-party payment services also may not provide escrow services, and we may not be able to receive commissions based on GMV settled through these systems. We would also receive less, or lose entirely, the benefit of the commercial agreement with Ant Group and Alipay and may be required to pay more for payment processing and escrow services than we currently pay. There can be no assurance that we would be able to reach an agreement with an alternative payment service provider on acceptable terms or at all, and our business, financial condition and results of operations may be materially and adversely affected.

Because of our equity interest in Ant Group, Ant Group’s financial results and valuation may materially affect our financial results and the trading prices of our ADSs, Shares and/or other securities. Moreover, because of our close association with Ant Group and overlapping user bases, regulatory developments, litigation or proceedings, media and other reports, whether or not true, and other events that affect Ant Group could also negatively affect customers’, regulators’, investors’ and other third parties’ perception of us. For example, shortly after Ant Group’s announcement of the suspension of its proposed dual-listing and IPO in November 2020, the trading prices of our ADSs and Shares declined significantly. In addition, Ant Group has been in discussions with PRC regulators about its business rectification plan, and on April 12, 2021, Ant Group announced that it would apply to set up a financial holding company to ensure its financial-related businesses are fully regulated. To implement the rectification plan and comply with applicable new measures and rules, Ant Group may be required to spend significant time and resources and make changes to its businesses, which could materially and adversely affect its business operations and growth prospects. On July 7, 2023, PRC regulators announced a RMB7.07 billion fine for Ant Group and Ant Group has completed the related work on the rectification. Changes in Ant Group’s business and future prospects, or speculation of such changes, as well as additional regulatory requirements placed on Ant Group, could in turn have a material adverse effect on us and the trading prices of our ADSs, Shares and/or other securities.

We do not control Alipay or its parent entity, Ant Group, over which Jack Ma effectively controls more than 50% of the voting interests. If conflicts that could arise between us and Alipay or Ant Group are not resolved in our favor, our ecosystem, business, financial condition, results of operations and prospects may be materially and adversely affected.

We rely on Alipay to conduct substantially all of the payment processing and all of the escrow services on our marketplaces. Ant Group also facilitates other financial services to participants in our ecosystem, including wealth management, financing (including consumer financing) and insurance, and may offer additional services in the future. Starting from September 2019, we hold a 33% equity interest in Alipay’s parent, Ant Group, and also have the right to nominate two directors for election to the board of Ant Group. However, we do not hold a majority interest in or control Ant Group or Alipay. Following the 2011 divestment and subsequent equity holding restructuring related to Ant Group, an entity wholly-owned by Jack Ma, our former executive chairman, became the general partner of Junhan and Junao, each a PRC limited partnership, which are two major equity holders of Ant Group. In August 2020, Jack Ma transferred 66% of the equity interest in such general partner entity but retained control over the equity interests in Ant Group held by Junhan and Junao. Through an agreement with the transferees as well as the articles of association of the general partner entity, Jack Ma has control over resolutions passed at general meetings of the general partner entity that relate to the exercise of rights by Junhan and Junao as shareholders of Ant Group. We understand that through the exercise of his voting power over Junhan and Junao, Jack Ma continues to control more than 50% of the voting interests in Ant Group. On January 7, 2023, Ant Group announced that Junhan and Junao would undergo certain changes in their voting structures, which are subject to regulatory approval. Upon completion of such changes, Jack Ma will no longer control the majority voting interests in Ant Group held by Junhan and Junao and no shareholder will have control over Ant Group. If for any reason, Alipay sought to amend the terms of its agreements and arrangements with us, there can be no assurance that we will be able to negotiate terms that are no less favorable than those we currently enjoy, and as a result, our ecosystem could be negatively affected, and our business, financial condition, results of operations and prospects could be materially and adversely affected.

Other conflicts of interest between us, on the one hand, and Alipay and Ant Group, on the other hand, may arise relating to commercial or strategic opportunities or initiatives. Although we and Ant Group have each agreed to certain non-competition undertakings, Ant Group may from time to time provide services to our competitors or engage in certain businesses that fall within our scope, and there can be no assurance that Ant Group would not pursue other opportunities that would conflict with our interests. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Agreements and Transactions Related to Ant Group and Its Subsidiaries — Our Commercial Arrangements with Ant Group and Alipay —Restructuring of Our Relationship with Ant Group and Alipay, 2019 Equity Issuance, and Related Amendments — Non-competition Undertakings.” Jack Ma may not resolve these conflicts in a manner that is in our interests. Furthermore, our ability to explore alternative payment services other than Alipay for our marketplaces may be constrained due to Jack Ma’s relationship with Ant Group.

In addition, certain of our employees hold share-based awards granted by Junhan, a major equity holder of Ant Group, and Ant Group, and certain employees of Ant Group hold share-based awards granted by us. The share-based awards granted by Junhan and Ant Group to our employees result in expenses that are recognized by us, and because of mark-to-market accounting treatment, changes in the fair value of these awards will affect the amount of share-based compensation expense that we recognize. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Agreements and Transactions Related to Ant Group and Its Subsidiaries — Our Commercial Arrangements with Ant Group and Alipay — Share-based Award Arrangements.” Subject to the approval of our audit committee, Junhan and Ant Group could propose and promote other cross-grant arrangements that could result in additional share-based grants, and additional, potentially significant, expenses to us. Conflicts of interest may arise from our management team members’ and other employees’ ownership of interests in Ant Group, which could represent a substantial portion of their personal wealth. Accordingly, these and other potential conflicts of interest between us and Ant Group or Alipay, and between us and Jack Ma or Junhan or Junao, may not be resolved in our favor, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

Ant Group and a number of other third-party participants, including retail operating partners, logistics service providers, mobile app developers, independent software vendors, or ISVs, cloud-based developers, marketing affiliates, livestreaming hosts and key opinion leaders, or KOLs, and various professional service providers, provide services to users on our platforms, including consumers, merchants, brands, retailers and users of our cloud computing services. To the extent these ecosystem participants and service providers are unable to provide satisfactory services to our users on commercially acceptable terms, or at all, or if we fail to retain existing or attract new quality service providers to our platforms, our ability to retain, attract or engage our users may be severely limited, which may have a material and adverse effect on our business, financial condition and results of operations. In addition, we share our user data with certain of these third-party service providers in our ecosystem in accordance with our privacy policies, agreements and applicable laws. These third-party service providers and ecosystem participants may engage in a broad range of other business activities on and outside of our platforms, and may have broad user bases and social influence that create substantial business opportunities and economic returns to themselves and our business. If they engage in activities that are negligent, fraudulent, illegal or otherwise harm the trustworthiness and security of our ecosystem, including, for example, the leakage or negligent use of data, the handling, transport and delivery of prohibited or restricted content or items, or if these participants cease their business relationship with us or fail to perform their contractual obligations, fail to comply with any laws, regulations or government requirements, cause any property damage or personal injuries, or users are otherwise dissatisfied with their service quality on or off our platforms, we could suffer loss of business and revenue, reputational harm or regulatory investigations or liabilities, even if these activities are not related to, attributable to or caused by us, or within our control.

If logistics service providers used by our merchants fail to provide reliable logistics services, or the logistics data platform operated by Cainiao were to malfunction, suffer an outage or otherwise fail, our business and prospects, as well as our financial condition and results of operations, may be materially and adversely affected.

Our merchants use third-party logistics service providers as well as Cainiao to fulfill and deliver their orders. Cainiao cooperates with a number of third-party logistics service providers and leverages its proprietary logistics services to help merchants on our platforms fulfill orders and deliver their products to consumers. We operate Cainiao’s logistics data platform that links our information system and those of logistics service providers. Because of our platform model, interruptions to or failures in logistics services, or in Cainiao’s logistics data platform, could prevent the timely or proper delivery of products to consumers, which would negatively impact our competitive position as well as harm the reputation of our ecosystem and the businesses we operate. In addition, certain of our businesses, including Lazada, operate and provide logistics services to merchants within our ecosystem and may experience interruptions or failures to timely and properly deliver products to consumers. These interruptions or failures may be due to events that are beyond the control of any of our companies, Cainiao or these logistics service providers, such as inclement weather, natural disasters including the effects of climate change (such as drought, floods and increased storm severity), the COVID-19 pandemic, other pandemics or epidemics, armed conflicts, accidents, transportation disruptions, including special or temporary restrictions or closings of facilities or transportation networks due to regulatory or political reasons, or labor unrest or shortages. These logistics services could also be affected or interrupted by business disputes, industry consolidation, insolvency or government shut-downs. The merchants in our ecosystem may not be able to find alternative logistics service providers to provide logistics services in a timely and reliable manner, or at all. We do not have agreements with third-party logistics service providers that require them to offer services to our merchants. If the logistics data platform operated by Cainiao were to fail for any reason, the logistics service providers would be severely hindered from connecting or unable to connect with our merchants, and their services and the functionality of our ecosystem could be severely affected. If the products sold by merchants in our ecosystem are not delivered in proper condition, on a timely basis or at shipping rates that are commercially acceptable to marketplace participants, our business and prospects, as well as our financial condition and results of operations could be materially and adversely affected.

We depend on key management as well as experienced and capable personnel generally, and any failure to attract, motivate and retain our staff could severely hinder our ability to maintain and grow our business.

Our future success is significantly dependent upon the continued service of our key executives and other key employees, particularly in new business areas we are expanding into, such as direct sales, local consumer services and international commerce. If we lose the services of any member of management or key personnel, we may not be able to locate suitable or qualified replacements, and may incur additional expenses to recruit and train new staff. For example, Jack Ma, our lead founder, who has been crucial to the development of our vision, culture and strategic direction, completed his term as a director of our company in September 2020, and is no longer a member of our board or management team, although he continues to be a partner of the Alibaba Partnership. This and similar retirements and successions could result in disruptions, or perceived disruptions, in our operations and the execution of our strategy.

As our business develops and evolves, it may become difficult for us to continue to retain our employees. In particular, our Reorganization may negatively affect our ability to retain key talents and result in reduction in our workforce. A number of our employees, including many members of management, may choose to pursue other opportunities outside of us. If we are unable to motivate or retain these employees, our business may be severely disrupted and our prospects could suffer.

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

Illegal, fraudulent, corrupt or collusive activities or misconduct, whether actual or perceived, by our employees, representatives, agents, business partners or service providers could subject us to liability or negative publicity, which could severely damage our brand and reputation. We have a zero-tolerance policy towards fraudulent and illegal conduct, and have dismissed and assisted in the investigations, arrests and prosecutions of employees who engaged such conduct. We have implemented and continue to improve internal controls and policies with regard to the review and approval of merchant accounts, interactions with business partners and government officials, account management, sales activities, data security and other relevant matters. However, there can be no assurance that our controls and policies will prevent fraud, corrupt or illegal activity or misconduct by our employees, representatives, agents, business partners or service providers or that similar incidents will not occur in the future. As we expand our operations in China and other jurisdictions, in particular our businesses that provide services to governments and public institutions, we are subject to additional internal control and compliance requirements relating to corrupt and other illegal practices by our employees, representatives or agents, and we may also be held liable for such misconduct or other misconduct by our business partners and service providers. Alleged or actual failure to comply or ensure our employees, representatives, agents, business partners and service providers to comply with these requirements could subject us to regulatory investigations and liabilities, which would materially and adversely affect our business operations, customer relationships, reputation and the trading prices of our ADSs and/or Shares.

Failure to deal effectively with any fraud perpetrated and fictitious transactions conducted in our ecosystem, and other sources of customer dissatisfaction, could harm our business.

We face risks with respect to fraudulent activities on our marketplaces and in connection with other businesses we operate, and we periodically receive complaints from consumers who may not have received the goods that they had purchased, complaints from merchants who have not received payment for the goods that a consumer had contracted to purchase, as well as other types of actual and alleged fraudulent activities. See “Item 4. Information on the Company — B. Business Overview — Customer Services and Protection” for more details about the measures we have adopted against fraudulent activities. Although we have implemented various measures to detect and reduce the occurrence of fraudulent activities on our marketplaces and in connection with other businesses we operate, there can be no assurance that these measures will be effective in combating fraudulent transactions or improving overall satisfaction among our consumers, merchants and other participants. Additional measures that we take to address fraud could also negatively affect the attractiveness of our marketplaces and other businesses we operate to consumers or merchants. In addition, merchants on our marketplaces contribute to a fund to provide consumer protection guarantees. If our merchants do not perform their obligations under these programs, we may use funds that have been deposited by merchants in a buyer protection fund to compensate consumers. If the amounts in the fund are not sufficient, we may choose to compensate consumers for losses, although currently we are not legally obligated to do so. If, as a result of regulatory developments, we are required to compensate consumers, we would incur additional expenses. Although we have recourse against our merchants for any amounts we incur, there can be no assurance that we would be able to collect these amounts from our merchants.

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

We may increasingly become a target for public scrutiny, including complaints to regulatory agencies, negative media coverage, including social media and malicious reports, and aggressive marketing and communications strategies of our competitors, all of which could severely damage our reputation and brand and materially and adversely affect our business and prospects.

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

Corporate transactions we or our related parties undertake, such as our Reorganization, our transactions with Ant Group, initiatives to grow our direct sales business and consumer services business and expand into international markets, as well as our various business practices may also subject us to increased media exposure and public scrutiny. There can be no assurance that we would not become a target for regulatory or public scrutiny in the future or that scrutiny and public exposure would not severely damage our reputation and brand as well as our business and prospects.

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

Furthermore, due to intense competition in our industry, we have been and may be the target of incomplete, inaccurate and false statements and complaints about us and our products and services that could damage our reputation and brand and materially deter consumers and customers from spending in our ecosystem. Competitors have used, and may continue to use, methods such as lodging complaints with regulators, initiating intellectual property and competition claims (whether or not meritorious) or frivolous and nuisance lawsuits, and other forms of attack litigation and “lawfare” that attempt to harm our reputation and brand, hinder our operations, force us to expend resources on responding to and defending against these claims, and otherwise gain a competitive advantage over us by means of litigious and accusatory behavior. Our ability to respond on share price-sensitive information to our competitors’ misleading marketing efforts, including lawfare, may be limited during our self-imposed quiet periods around quarter ends consistent with our internal policies or due to legal prohibitions on permissible public communications by us during certain other periods.

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

As of March 31, 2023, we had US$14.95 billion in aggregate principal amount of unsecured senior notes and a US$4.0 billion term loan outstanding. As of the date of this annual report, we also have a US$6.5 billion revolving credit facility that we have not yet drawn down. Under the terms of our indebtedness and under any debt financing arrangement that we may enter into in the future, we are, and may be in the future, subject to covenants that could, among other things, restrict our business and operations. If we breach any of these covenants, our lenders under our credit facilities and holders of our unsecured senior notes will be entitled to accelerate our debt obligations. Any default under our credit facilities or unsecured senior notes could require that we repay these debts prior to maturity as well as limit our ability to obtain additional financing, which in turn may have a material adverse effect on our cash flow and liquidity. We also provide a guarantee for a term loan facility of HK$7.7 billion (US$1.0 billion) in favor of Hong Kong Cingleot Investment Management Limited, a company that is partially owned by us, in connection with a logistics center development project at the Hong Kong International Airport. As of the date of this annual report, this entity has drawn down HK$5.2 billion (US$0.7 billion) under this facility. In the event of default by this entity under the loan facility, we may be required to repay the full amount or a portion of the outstanding loan and interests and undertake the borrower’s other obligations under the loan facility. Enforcement against us under this guarantee and other similar arrangements we may enter into in the future could materially and adversely affect our cash flow and liquidity.

We may need additional capital but may not be able to obtain it on favorable terms or at all.

We may require additional cash resources due to future growth and development of our business, including any investments or acquisitions we may decide to pursue, and for other general corporate purposes. If our cash resources are insufficient to satisfy our cash requirements, we may seek to issue additional equity or debt securities or obtain new or expand credit facilities. Our ability to obtain external financing in the future is subject to a variety of uncertainties. On January 5, 2023, the NDRC promulgated the Administrative Measures for Examination and Registration of Medium and Long-term Foreign Debts of Enterprises, or the Foreign Debts Measures, which became effective on February 10, 2023. According to the Foreign Debts Measures, PRC enterprises and overseas enterprises or branches controlled by them, including holding companies with a VIE structure like us, are required to complete application for registration of foreign debts with the NDRC prior to the borrowing of foreign debts with a term of over one year. See “Item 4. Information on the Company — B. Business Overview — Regulation — Other Regulations — Regulation of Foreign Investment.” If we fail to complete such filing on a timely manner or at all, we may miss the best market windows for debt issuances or loan applications. In addition, according to the Overseas Listing Trial Measures, we have to complete filing procedures with the CSRC for any follow-on equity offerings within three working days after conducting such offerings, and comply with relevant reporting requirements within three business days upon the occurrence of any specified circumstances provided under these measures. If we fail to complete such filing and reporting on a timely manner or at all, we may be subject to penalties, sanctions and fines imposed by the CSRC and relevant departments of the State Council of the PRC. See also “— Risks Related to Doing Business in the People’s Republic of China — The approval, filing or other requirements of the CSRC or other PRC regulatory authorities may be required under PRC law in connection with any future issuance of securities overseas, and, if required, we cannot predict whether or for how long we or our subsidiaries will be able to obtain such approval or complete such filing.” In addition, incurring indebtedness would subject us to increased debt service obligations and could result in operating and financial covenants that would restrict our operations. Our ability to access international capital and lending markets may be restricted at a time when we would like, or need, to do so, especially during times of increased volatility and reduced liquidity in global financial markets and stock markets, including due to policy changes and regulatory restrictions, which could limit our ability to raise funds. See “— Risks Related to Doing Business in the People’s Republic of China — Our ADSs will be delisted and our ADSs and shares prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, as amended, if the PCAOB is unable to inspect or investigate completely auditors located in China.” In addition, in response to increasing inflation, the United States Federal Reserve, along with central banks around the world, has adopted tightened monetary policies through raising interest rates or signaling expected interest hikes, which could significantly increase borrowing costs for companies. While we have been able to secure financing at similar cost range, there can be no assurance that financing will be available in a timely manner or in amounts or on terms acceptable to us, or at all in the future. Any failure to raise needed funds on terms favorable to us, or at all, could severely restrict our liquidity as well as have a material adverse effect on our business, financial condition and results of operations. Moreover, any issuance of equity or equity-linked securities, including issuance of share-based awards under our equity incentive plans, could result in significant dilution to our existing shareholders.

We are subject to interest rate risk in connection with our indebtedness.

We are exposed to interest rate risk related to our indebtedness. The interest rates under certain of our offshore credit facilities are based on forward-looking Secured Overnight Financing Rate, or SOFR. As a result, the interest expenses under our bank borrowings will be subject to the potential impact of any fluctuation in SOFR. Any increase in SOFR could raise our financing costs, which could adversely affect our operating results and financial condition, as well as our cash flows. Our Renminbi-denominated bank borrowings are also subject to interest rate risk. Although from time to time, we use hedging transactions in an effort to reduce our exposure to interest rate risk, these hedges may not be effective.

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

The Alibaba Partnership limits the ability of our shareholders to nominate and elect directors.

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

This governance structure limits the ability of our shareholders to influence corporate matters, including any matters determined at the board level. In addition, the nomination right granted to the Alibaba Partnership will remain in place for the life of the Alibaba Partnership unless our Articles are amended to provide otherwise by a vote of shareholders representing at least 95% of shares that vote at a shareholders meeting. The nomination rights of the Alibaba Partnership will remain in place notwithstanding a change of control or merger of our company. These provisions could have the effect of delaying, preventing or deterring a change in control and could limit the opportunity of our shareholders to receive a premium for the ADSs and/or Shares they hold, and could also materially decrease the price that some investors are willing to pay for our ADSs and/or Shares.

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

Furthermore, on December 19, 2020, the NDRC and MOFCOM promulgated the Foreign Investment Security Review Measures, which took effect on January 18, 2021. Under the Foreign Investment Security Review Measures, investments in military, national defense-related areas or in locations in proximity to military facilities, or investments that would result in acquiring the actual control of assets in certain key sectors, such as critical agricultural products, energy and resources, equipment manufacturing, infrastructure, transport, cultural products and services, IT, Internet products and services, financial services and technology sectors, are required to be approved by designated governmental authorities in advance. Although the term “investment through other means” is not clearly defined under the Foreign Investment Security Review Measures, we cannot rule out the possibility that control through contractual arrangement may be regarded as a form of actual control and therefore require approval from the competent governmental authority. There are great uncertainties with respect to the interpretation and implementation of the Foreign Investment Security Review Measures. Accordingly, there are substantial uncertainties as to whether the VIE structure adopted by us may be deemed as a method of foreign investment in the future. If the VIE structure adopted by us were to be deemed as a method of foreign investment under any future laws, regulations and rules, and if any of our business operations were to fall under the “Negative List” for foreign investment, we would need to take further actions in order to comply with these laws, regulations and rules, which may materially and adversely affect our current corporate structure, business, financial condition and results of operations.

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

In addition, the PRC government has significant influence over business activities and, to further regulatory and societal goals, has become more involved in regulating China-based companies, including us. For example, in recent years the PRC government, has enhanced regulation in areas such as anti-monopoly, anti-unfair competition, cybersecurity and data privacy. In addition, the PRC government recently published new policies that significantly affected the Internet industries and certain other industries, including industries that we operate in, and in the future it may implement other policies or regulations that may have a significant adverse impact on us or industries that we operate in. Moreover, the PRC government has recently strengthened the administration over illegal securities activities and the supervision on overseas listings by China-based companies and issued new filing obligations and approval requirements in connection with offshore offerings, which will increase our regulatory compliance costs and may limit or hinder our ability and the ability of our subsidiaries to offer or continue to offer securities to investors and cause the value of our securities, including our ADSs, to significantly decline or become worthless. See “— Risks Related to Doing Business in the People’s Republic of China — The approval, filing or other requirements of the CSRC or other PRC regulatory authorities may be required under PRC law in connection with any future issuance of securities overseas, and, if required, we cannot predict whether or for how long we or our subsidiaries will be able to obtain such approval or complete such filing.” The Chinese government may further promulgate relevant laws, rules and regulations that may impose additional and significant obligations and liabilities on Chinese companies. These laws and regulations can be complex and stringent, and many are subject to change and uncertain interpretation, which could result in claims, change to our data and other business practices, regulatory investigations, penalties, increased cost of operations, or declines in user growth or engagement, or otherwise affect our business. It is uncertain whether or how these new laws, rules and regulations and the interpretation and implementation thereof may affect us, but among other things, our ability and the ability of our subsidiaries to obtain external financing through the issuance of equity securities overseas could be negatively affected and as a result, the trading prices of our ADSs and Shares to could significantly decline or become worthless.

The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements, and the inability of the PCAOB to conduct inspections over our auditor in the future may deprive our investors of the benefits of such inspections.

PricewaterhouseCoopers, our auditor, is required under U.S. law to undergo regular inspections by the PCAOB. Prior to 2022, the PCAOB was unable to conduct inspections of the audit work and practices of PCAOB-registered audit firms within the PRC on a basis comparable to other non-U.S. jurisdictions without approval from the Chinese government authorities, and as we have substantial operations in the PRC, the PCAOB was unable to fully inspect our auditor and its audit work. As a result, investors of our ADSs, Shares and/or other securities did not have the benefit of such inspections. Inspections of auditors conducted by the PCAOB outside of China have at times identified deficiencies in those auditors’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The inability of the PCAOB to conduct full inspections of auditors in China in the past made it more difficult for it to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections, which could cause investors of our ADSs, Shares and/or other securities to lose confidence in the audit procedures of our auditor and our reported financial information and the quality of our financial statements. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in Chinese mainland and Hong Kong in 2022. However, it is uncertain whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in Chinese mainland and Hong Kong in 2023 and beyond, which ability depends on a number of factors beyond our, and our auditor’s, control, including the uncertainties surrounding the relationship between China and the United States.

Our ADSs will be delisted and our ADSs and shares prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, as amended, if the PCAOB is unable to inspect or investigate completely auditors located in China.

In recent years, U.S. regulators have continued to express concerns about challenges in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. More recently, as part of increased regulatory focus in the United States on access to audit information, the United States originally enacted the HFCA Act in December 2020. The HFCA Act includes requirements for the SEC to identify issuers whose audit reports are prepared by auditors that the PCAOB is unable to inspect or investigate completely because of a restriction imposed by a non-U.S. authority in the auditor’s local jurisdiction. The HFCA Act also requires public companies on this SEC list to certify that they are not owned or controlled by a foreign government and make certain additional disclosures in their SEC filings. In addition, if the auditor of a U.S. listed company is not subject to PCAOB inspections for three consecutive “non-inspection” years after the law becomes effective, the SEC is required to prohibit the securities of such issuer from being traded on a U.S. national securities exchange, such as the NYSE, or in U.S. over-the-counter markets. On December 29, 2022, the United States enacted the Consolidated Appropriations Act, 2023, which amended the HFCA Act to require the SEC to prohibit an issuer’s securities from trading in the United States if its auditor is not subject to PCAOB inspections for two consecutive “non-inspection” years instead of three. On December 16, 2021, the PCAOB issued its report notifying the SEC of its determination that it was unable to inspect or investigate completely accounting firms headquartered in Chinese mainland or Hong Kong. Subsequently on August 22, 2022, the SEC added us to its conclusive list of issuers identified under the HFCA Act, or Commission-Identified Issuers, following the filing of our annual report on Form 20-F with the SEC on July 26, 2022, indicating that it has determined that Alibaba Group filed an annual report with an audit report by a registered public accounting firm, whose audit work papers cannot be fully inspected or investigated by the PCAOB for the fiscal year ended March 31, 2022. With the above identification, 2022 became our first “non-inspection” year. As such, in this annual report, we are required to satisfy additional disclosure requirements for Commission-Identified Issuers that are also foreign issuers. See “Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.”

On August 26, 2022, the PCAOB signed a Statement of Protocol with the CSRC and the MOF, taking the first step towards opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in Chinese mainland and Hong Kong. Following that, on December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in Chinese mainland and Hong Kong in 2022. The PCAOB vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in Chinese mainland and Hong Kong. For this reason, we do not expect to be identified as a Commission-Identified Issuer following the filing of this annual report. However, it is uncertain whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in Chinese mainland and Hong Kong in the future, which ability depends on a number of factors beyond our, and our auditor’s, control, including the uncertainties surrounding the relationship between China and the United States. If in the future the PCAOB finds that it is unable to completely inspect and investigate registered public accounting firms headquartered in Chinese mainland or Hong Kong, the PCAOB may act immediately to consider the need to issue new determinations consistent with the HFCA Act, and we may be identified as a Commission-Identified Issuer again. In accordance with the HFCA Act as amended by the Consolidated Appropriations Act, 2023, if the PCAOB is unable to continue to inspect or investigate completely registered public accounting firms headquartered in Chinese mainland or Hong

Kong, including our independent registered public accounting firm, for two consecutive years, our securities (including our ADSs and Shares) would be delisted from the NYSE and will be prohibited from trading on other U.S. stock exchanges and “over-the-counter” in the U.S. Delisting of our ADSs would force our U.S.-based shareholders to sell their ADSs or convert them into Shares listed in Hong Kong. Although we are listed in Hong Kong, investors may face difficulties in migrating their underlying ordinary shares to Hong Kong, or may have to incur increased costs or suffer losses in order to do so. The risk and uncertainty associated with delisting of our securities or other anticipated negative impacts of the HFCA Act upon and investor sentiment towards China-based companies listed in the United States would have a negative impact on the price of our ADSs and Shares, and may significantly affect our ability to raise capital in the future, which would have a material adverse impact on our business, financial condition, and prospects.

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

Under PRC laws, rules and regulations, each of our subsidiaries incorporated in China is required to set aside a portion of its net income each year to fund certain statutory reserves. These reserves, together with the registered equity, are not distributable as cash dividends. As a result of these laws, rules and regulations, our subsidiaries incorporated in China are restricted in their ability to transfer a portion of their respective net assets to their shareholders as dividends. In addition, registered share capital and capital reserve accounts are also restricted from withdrawal in the PRC, up to the amount of net assets held in each operating subsidiary. As of March 31, 2023, these restricted net assets totaled RMB194.6 billion (US$28.3 billion).

P4P services are considered, in part, to involve Internet advertisement, which subjects us to other laws, rules and regulations as well as additional obligations.

The Administrative Measures for Internet Advertising promulgated by the SAMR apply to any commercial advertising that directly or indirectly promotes goods or services through Internet media in any form including paid-for search results. See “Item 4. Information on the Company — B. Business Overview — Regulation — Regulation of Advertising Services.”

There exist substantial uncertainties with respect to the interpretation and implementation in practice of the Administrative Measures for Internet Advertising by various government authorities. We derive a significant amount of our revenue from P4P services and other related services. Our P4P services and other related services may be considered to, in part, involve Internet advertisement. We may incur additional taxes in connection with our P4P and other related services. Moreover, PRC advertising laws, rules and regulations require advertisers, advertising operators and advertising distributors to ensure that the content of the advertisements they prepare or distribute is fair and accurate and is in full compliance with applicable law. Violation of these laws, rules or regulations may result in penalties, including fines, confiscation of advertising fees and orders to cease dissemination of the advertisements. In circumstances involving serious violations, the PRC government may suspend or revoke a violator’s business license or license for operating an advertising business. In addition, the Administrative Measures for Internet Advertising require paid-for search results to be clearly distinguished from organic search results so that consumers will not misunderstand the nature of these search results. Therefore, we are obligated to distinguish from others the merchants who purchase the above-mentioned P4P and related services or the relevant listings by these merchants. Complying with these requirements, including any penalties or fines for any failure to comply, may significantly reduce the attractiveness of our platforms and increase our costs, and could have a material adverse effect on our business, financial condition and results of operations.

In addition, for advertising content related to specific types of products and services, advertisers, advertising operators and advertising distributors must confirm that the advertisers have obtained requisite government approvals, including the advertiser’s operating qualifications, proof of quality inspection of the advertised products, and, with respect to certain industries, government approval of the content of the advertisement and filing with the local authorities. Pursuant to the Administrative Measures for Internet Advertising, we are required to take steps to monitor the content of advertisements displayed on our platforms. This requires considerable resources and time, and could significantly affect the operation of our business, while also subjecting us to increased liability under the relevant laws, rules and regulations. The costs associated with complying with these laws, rules and regulations, including fines or any other penalties for our failure to so comply if required, could have a material adverse effect on our business, financial condition and results of operations. Any further change in the classification of our P4P and other related services by the PRC government may also significantly disrupt our operations and materially and adversely affect our business and prospects.

We may be treated as a resident enterprise for PRC tax purposes under the PRC Enterprise Income Tax Law, and we may therefore be subject to PRC income tax on our global income.

Under the PRC Enterprise Income Tax Law, as amended, enterprises established under the laws of jurisdictions outside of China with “de facto management bodies” located in China may be considered PRC tax resident enterprises for tax purposes and may be subject to the PRC enterprise income tax at the rate of 25% on their global income. The STA issued Circular 82 on April 22, 2009, which was further amended on December 29, 2017. Circular 82 specifies certain criteria for determining whether the “de facto management body” of a Chinese-controlled, offshore-incorporated enterprise is located in China. Although Circular 82 applies only to offshore enterprises controlled by PRC enterprises, and does not apply to offshore enterprises controlled by foreign enterprises or individuals, the determining criteria set forth in Circular 82 may reflect the PRC tax authorities’ general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises. If we were to be considered a PRC resident enterprise, we would be subject to PRC enterprise income tax at the rate of 25% on our global income. In this case, our profitability and cash flow may be materially reduced as a result of our global income being taxed under the PRC Enterprise Income Tax Law. We believe that none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.”

Dividends payable to foreign investors and gains on the sale of our ADSs and/ or ordinary shares by our foreign investors may become subject to PRC taxation.

Under the PRC Enterprise Income Tax Law and its implementation regulations, a 10% PRC withholding tax is applicable to dividends payable by a resident enterprise to investors that are non-resident enterprises, which do not have an establishment or place of business in the PRC or which have an establishment or place of business but the dividends are not effectively connected with the establishment or place of business, to the extent these dividends are derived from sources within the PRC, subject to any reduction set forth in applicable tax treaties. Similarly, any gain realized on the transfer of shares of a PRC resident enterprise by these investors is also subject to PRC tax at a current rate of 10%, subject to any exemption set forth in relevant tax treaties. If we are deemed a PRC resident enterprise, dividends paid on our ordinary shares or ADSs, and any gain realized by the non-resident enterprise investors from the transfer of our ordinary shares or ADSs, may be treated as income derived from sources within the PRC and as a result be subject to PRC taxation. See “Item 4. Information on the Company — B. Business Overview — Regulation — Other Regulations — Tax Regulations — PRC Enterprise Income Tax.” Furthermore, if we are deemed a PRC resident enterprise, dividends payable to individual investors who are non-PRC residents and any gain realized on the transfer of our ADSs and/or ordinary shares by these investors may be subject to PRC tax at a current rate of 20%, subject to any reduction or exemption set forth in applicable tax treaties. It is unclear if we or any of our subsidiaries established outside of China are considered a PRC resident enterprise, whether holders of our ADSs and/or ordinary shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas and claim foreign tax credit if applicable. If dividends payable to our non-PRC investors, or gains from the transfer of our ADSs and/or ordinary shares by these investors are subject to PRC tax, the value of your investment in our ADSs and/or ordinary shares may decline significantly.

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

A number of our China operating entities enjoy these preferential tax treatments. There is no guarantee that these entities will be able to renew or maintain the above-mentioned qualifications when such qualifications expire or be able to meet new requirements under continuously evolving rules concerning preferential tax treatments, and if any of our China operating entities fails to do so, it will not be able to continue to enjoy the preferential tax treatments. For example, certain of our subsidiaries did not obtain the key software enterprise status for calendar years 2020 and 2021. The discontinuation of any of the various types of preferential tax treatment we enjoy could materially and adversely affect our results of operations. See “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Taxation — PRC Income Tax.”

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

Since 2016, PRC governmental authorities have imposed more stringent restrictions on outbound capital flows, including heightened scrutiny over “irrational” overseas investments for certain industries, as well as over four kinds of “abnormal” offshore investments, which are:

•
investments through enterprises established for only a few months without substantive operations;
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

The approval, filing or other requirements of the CSRC or other PRC regulatory authorities may be required under PRC law in connection with any future issuance of securities overseas, and, if required, we cannot predict whether or for how long we or our subsidiaries will be able to obtain such approval or complete such filing.

PRC laws and regulations in relation to the share issuance and listing of Chinese companies overseas have been evolving. On July 6, 2021, the relevant PRC authorities issued the Opinions on Intensifying Crack Down on Illegal Securities Activities, which called for strengthening the administration over illegal securities activities and enhancing the supervision on overseas listings by Chinese companies. As a follow-up, on February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five supporting relevant guidelines, or collectively, the Overseas Listing Trial Measures, which took effect on March 31, 2023. The Overseas Listing Trial Measures clarify the scope of overseas offerings and listings by Chinese domestic companies which are subject to the filing and reporting requirements thereunder. Pursuant to the Overseas Listing Trial Measures, an overseas offering and listing by a Chinese company, including any follow-on offering, secondary listings or other equivalent offering activities, whether directly or indirectly, shall be filed with the CSRC. Specifically, a Chinese company whose securities had already been listed overseas prior to the effectiveness of the Overseas Listing Trial Measures is required to file with the CSRC with respect to any follow-on offering in the same overseas market where its securities are listed within three business days after completion of such follow-on offering. The Overseas Listing Trial Measures have also imposed additional reporting obligations on listed companies upon the occurrence of certain circumstances, including but not limited to change of controlling interest and delisting. See “Item 4. Information on the Company — B. Business Overview — Regulation — Other Regulations — Regulation of Overseas Listing.” As the Overseas Listing Trial Measures have just been promulgated, there are substantial uncertainties as to the interpretation and implementation thereof. If we fail to properly or timely complete the reporting procedures with the CSRC upon the occurrence of the circumstances stipulated in the Overseas Listing Trial Measures, or the filing procedures with the CSRC for our future securities offerings and listings outside of Chinese mainland, we may be subject to penalties, sanctions and fines imposed by the CSRC and relevant departments of the State Council. In addition, as certain of our subsidiaries are pursuing IPOs outside of Chinese mainland, they may be required to file with the CSRC with respect to their IPOs and listings as well as subsequent securities offerings in an overseas market different from the market where their securities are listed within three business days after their submission of listing application documents to the relevant regulator of the intended listing venue. They may be subject to penalties, sanctions and fines imposed by the CSRC and relevant departments of the State Council if they fail to complete the filing or reporting procedures with the CSRC as required, and we as their controlling shareholder, may also be subject to penalties, sanctions and fines if we organized or aided and abetted such non-compliance.

PRC regulatory authorities have also promulgated laws and regulations relating to cybersecurity review of Chinese companies listing overseas. According to the Revised Cybersecurity Review Measures, any network platform operator possessing over one million users’ individual information must apply for cybersecurity review before listing abroad, and the Draft Cyber Data Security Regulations, also set forth different scenarios where data processors are required to apply for cybersecurity review, including, among others, overseas listing while processing over one million users’ personal information, Hong Kong listing that affects or may affect national security, and other data processing activities that affect or may affect national security. See “— Risks Related to Our Business and Industry — Our business is subject to complex and evolving domestic and international laws and regulations regarding privacy and data protection, which are subject to change and uncertain interpretation. Complying with these laws and regulations increases our cost of operations and may require changes to our data and other business practices or negatively affect our user growth and engagement. Failure to comply with these laws and regulations could result in claims, regulatory investigations, litigation or penalties, or otherwise negatively affect our business.” As we may conduct follow-on offerings and our subsidiaries may seek listing overseas in the future, we and our subsidiaries may be required to apply for cybersecurity review in accordance with the Revised Cybersecurity Review Measures or the Draft Cyber Data Security Regulations, if adopted, before offerings and listings, as applicable. Failure to comply with these laws and regulations may subject us or our subsidiaries to penalties including fines, suspension of business, prohibition against new user registration and revocation of required licenses. These new and evolving regulatory requirements could significantly increase our regulatory compliance costs, and it is uncertain whether we can, or how long it will take us to, obtain the relevant approval or complete the relevant reviews and filings for any offshore offerings, which would limit or hinder our ability to continue to offer securities to investors and the ability of our subsidiaries to seek IPOs or continue to offer securities to investors. Any uncertainties or negative publicity regarding such approval, reviews and filings could materially and adversely affect our business, prospects, reputation, and the trading prices of our ADSs and/or Shares.

In addition, on February 24, 2023, the CSRC and other PRC governmental authorities jointly issued the revised Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Revised Confidentiality Provisions, which took effect on March 31, 2023. According to the Revised Confidentiality Provisions, Chinese companies that directly or indirectly conduct overseas offerings and listings, shall strictly abide by the laws and regulations on confidentiality when providing or publicly disclosing, either directly or through their overseas listed entities, materials to securities service providers. In the event that such materials contain state secrets or working secrets of government agencies, companies shall first obtain approval from and file with relevant authorities. See “Item 4. Information on the Company — B. Business Overview — Regulation — Other Regulations — Regulation of Overseas Listing.”

Risks Related to Our ADSs and Shares

The trading prices of our ADSs and Shares have been and are likely to continue to be volatile, which could result in substantial losses to holders of our ADSs and/or Shares.

The trading prices of our ADSs and Shares have been and is likely to continue to be volatile and could fluctuate widely in response to a variety of factors, many of which are beyond our control. For example, the high and low closing prices of our ADSs on the NYSE in fiscal year 2023 were US$122.39 and US$63.15, respectively. Likewise, the high and low closing prices of our Shares on the Hong Kong Stock Exchange during fiscal year 2023 were HK$121.00 and HK$61.45, respectively. In addition, the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in Hong Kong S.A.R. and/or the United States may affect the volatility in the prices of and trading volumes for our ADSs and/or Shares. Some of these companies have experienced significant volatility. The trading performances of these companies’ securities may affect the overall investor sentiment towards other companies with business operations located mainly in China and listed in Hong Kong S.A.R. and/or the United

States and consequently may impact the trading performance of our ADSs and/or Shares. In addition to market and industry factors, the prices and trading volumes for our ADSs and/or Shares may be highly volatile for specific reasons, including:

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
•
media and other reports, whether or not comprehensive or true, about our business, our lead founder Jack Ma or other directors and management, Ant Group or our ecosystem participants, our Reorganization and proposed fundraisings or IPOs by subsidiaries, planned conversion to primary listing in Hong Kong, including negative reports published by short sellers, regardless of their veracity or materiality to us;
•
timing of the proposed spin-off of our cloud business, the proposed fundraisings or IPOs by our subsidiaries or our planned conversion to primary listing in Hong Kong;
•
litigation and regulatory allegations or proceedings that involve us or our ecosystem participants;
•
changes in pricing we or our competitors adopt;
•
additions to or departures of our management or other key personnel;
•
actual or perceived general industry, regulatory, economic and business conditions and trends in China and globally, due to various reasons, including changes in geopolitical landscape;
•
some investors or analysts may invest in or value our ADSs and/or Shares based on the economic performance of the Chinese economy, which may not be correlated to our financial performance;
•
the inclusion, exclusion, or removal of our ADSs and/or Shares from market indices;
•
political or market instability or disruptions, pandemics or epidemics and other disruptions to China’s economy or the global economy, and actual or perceived social unrest in the United States, Hong Kong S.A.R. or other jurisdictions;
•
fluctuations of exchange rates among the Renminbi, the Hong Kong dollar and the U.S. dollar; and
•
sales or perceived potential sales or other dispositions of existing or additional ADSs and/or Shares or other equity or equity-linked securities.

Any of these factors may result in large and sudden changes in the volume and trading prices of our ADSs and/or Shares. In addition, the stock market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies and industries. These fluctuations may include a so-called “bubble market” in which investors temporarily raise the price of the stocks of companies in certain industries, such as the technology industry, to unsustainable levels. These market fluctuations may significantly affect the trading prices of our ADSs and/or Shares. In the past, following periods of volatility in the market price of a company’s securities, shareholders have often instituted securities class action litigation against that company. We were named as a defendant in certain purported shareholder class action lawsuits described in “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal and Administrative Proceedings — Shareholder Class Action Lawsuits.” The litigation process may utilize a material portion of our cash resources and divert management’s attention from our day-to-day operations, all of which could harm our business. If adversely determined, the class action suits may have a material adverse effect on our financial condition and results of operations.

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

According to public disclosure by SoftBank, SoftBank has monetized a significant amount of the Shares it owns in us through forward contracts. The amount of our shares that SoftBank owns could decrease upon settlement of forward contracts. SoftBank could continue to pledge, monetize or sell more of our ADSs or Shares in the future. If SoftBank divests significant amounts of our ADSs, or further engages in derivative or other financing arrangements with respect to a significant amount of our ADSs or Shares, the price of our ADSs and/or Shares could decline significantly. News, market rumors or speculations about any SoftBank’s plans to divest our shares could also negatively affect the price of our ADS and/or Shares. Additional divestitures in the future of our ADSs and/or Shares by shareholders, announcements of any plan to divest our ADSs and/or Shares, or hedging activities by third-party financial institutions in connection with similar derivative or other financing arrangements entered into by shareholders, could also cause the price of our ADSs and/or Shares to decline.

An active trading market for our ordinary shares on the Hong Kong Stock Exchange, our ADSs on the NYSE and/or our other securities might not be sustained and trading prices of our ordinary shares, ADSs and/or our other securities might fluctuate significantly.

Since our listing in Hong Kong in 2019, we have consistently been one of the most actively-traded companies on the Hong Kong Stock Exchange. However, we cannot assure you that an active trading market for our ordinary shares on the Hong Kong Stock Exchange will be sustained. In addition, we cannot assure you that an active trading market for our ADSs on the NYSE or for our other securities will be sustained. For example, since our listing in Hong Kong in 2019, investors have been converting our ADSs into Shares listed in Hong Kong. If our investors convert a significant portion of our ADSs into Shares listed in Hong Kong or if such conversions happen suddenly or at a rapid pace, the price and liquidity of our ADSs could be severely impacted. The trading price or liquidity for our ADSs on the NYSE and the trading price or liquidity for our ordinary shares on the Hong Kong Stock Exchange in the past might not be indicative of those of our ADSs on the NYSE and our ordinary shares on the Hong Kong Stock Exchange in the future. In addition, legislation, executive orders and other regulatory actions, such as the HFCA Act and U.S. Executive Order 13959, may cause our ADSs to be delisted from the NYSE. See “— Risks Related to Doing Business in the People’s Republic of China — Our ADSs will be delisted and our ADSs and shares prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, as amended, if the PCAOB is unable to inspect or investigate completely auditors located in China.” See also “— Risks Related to Our Business and Industry — Changes in international trade or investment policies and barriers to trade or investment, and any ongoing geopolitical conflict, may have an adverse effect on our business and expansion plans, and could lead to the delisting of our securities from U.S. exchanges and/or other restrictions or prohibitions on investing in our securities.” If an active trading market of our ordinary shares on the Hong Kong Stock Exchange, our ADSs on the NYSE or our other securities is not sustained, the market price and liquidity of our ordinary shares, our ADSs or our other securities, could be materially and adversely affected, and there may be difficulties in enforcing obligations with respect to our other securities.

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

As a dual-listed company, we are subject to Hong Kong and NYSE listing and regulatory requirements concurrently. The Hong Kong Stock Exchange and the NYSE have different trading hours, trading characteristics (including trading volume and liquidity), trading and listing rules, and investor bases (including different levels of retail and institutional participation). As a result of these differences, the trading prices of our ADSs and our Shares may not be the same, even allowing for currency differences. Fluctuations in the price of our ADSs due to circumstances peculiar to the U.S. capital markets could materially and adversely affect the price of the Shares, or vice versa. Certain events having significant negative impact specifically on the U.S. capital markets may result in a decline in the trading price of our Shares notwithstanding that such event may not impact the trading prices of other securities listed in Hong Kong generally or to the same extent, or vice versa.

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

We are incorporated in the Cayman Islands and conduct a substantial portion of our operations in China through our subsidiaries and the VIEs. Most of our directors and substantially all of our executive officers reside outside the United States and Hong Kong S.A.R. and a substantial portion of their assets are located outside of the United States and Hong Kong S.A.R. As a result, it may be difficult or impossible for our shareholders (including holders of our ADSs and Shares) to bring an action against us or against these individuals in the Cayman Islands or in China in the event that they believe that their rights have been infringed under the securities laws of the United States, Hong Kong S.A.R. or otherwise. Even if shareholders are successful in bringing an action of this kind, the laws of the Cayman Islands and China may render them unable to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, Hong Kong S.A.R. or Chinese mainland, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

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

As a foreign private issuer in the United States, we are exempt from, among other things, the rules prescribing the furnishing and content of proxy statements under the U.S. Exchange Act and the rules relating to selective disclosure of material non-public information under Regulation FD under the U.S. Exchange Act. In addition, our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit and recovery provisions contained in Section 16 of the U.S. Exchange Act. We are also not required under the U.S. Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as domestic U.S. companies with securities registered under the U.S. Exchange Act. For example, in addition to annual reports with audited financial statements, domestic U.S. companies are required to file with the SEC quarterly reports that include interim financial statements reviewed by an independent registered public accounting firm and certified by the companies’ principal executive and financial officers. By contrast, as a foreign private issuer, we are not required to file such quarterly reports with the SEC or to provide quarterly certifications by our principal executive and financial officers. As a result, holders of our ADSs may be afforded less protection than they would under the U.S. Exchange Act rules applicable to domestic U.S. companies.

We adopt different practices as to certain matters as compared with many other companies listed on the Hong Kong Stock Exchange.

We completed our public offering in Hong Kong in November 2019 and the trading of our Shares on the Hong Kong Stock Exchange commenced on November 26, 2019 under the stock code “9988.” As a company listed on the Hong Kong Stock Exchange pursuant to Chapter 19C of the Hong Kong Listing Rules, we are not subject to certain provisions of the Hong Kong Listing Rules pursuant to Rule 19C.11, including, among others, rules on notifiable transactions, connected transactions, share schemes, content of financial statements as well as certain other continuing obligations. In addition, in connection with the listing of our Shares on the Hong Kong Stock Exchange, we have been granted a number of waivers and/or exemptions from strict compliance with the Hong Kong Listing Rules, the Companies (WUMP) Ordinance, the Takeovers Codes and the SFO. As a result, we adopt different practices as to those matters, including with respect to the content and presentation of our annual reports and interim reports, as compared with other companies listed on the Hong Kong Stock Exchange that do not enjoy those exemptions or waivers.

Furthermore, if 55% or more of the total worldwide trading volume, by dollar value, of our Shares and ADSs over our most recent fiscal year takes place on the Hong Kong Stock Exchange, the Hong Kong Stock Exchange will regard us as having a dual primary listing in Hong Kong. In addition, we have announced our plan to voluntarily change our secondary listing status on the Hong Kong Stock Exchange to a primary listing, although the timetable of our primary conversion remains uncertain. Once we become dual primary listed in Hong Kong, we will no longer enjoy certain exemptions or waivers from strict compliance with the requirements under the Hong Kong Listing Rules, the Companies (WUMP) Ordinance, the Takeovers Codes and the SFO, which could result in our needing to undertake additional compliance activities, to devote additional resources to comply with new requirements, and our incurring of incremental compliance costs.

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

Based on the composition of our income and assets, and the valuation of our assets, including goodwill, we do not believe we were a passive foreign investment company, or PFIC, for our most recent taxable year, although there can be no assurance in this regard. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets and the valuation of our assets from time to time. Specifically, we will be classified as a PFIC for United States federal income tax purposes for any taxable year if either: (i) 75% or more of our gross income for that taxable year is passive income, or (ii) at least 50% of the value (generally determined on a quarterly basis) of our assets for that taxable year is attributable to assets that produce or are held for the production of passive income. The calculation of the value of our assets will be based, in part, on the quarterly market value of our ADSs. The market value of our ADSs has been volatile and has declined significantly over the past few years. Any further decline in the price of our ADSs may result in our becoming a PFIC. See “Item 10. Additional Information — E. Taxation — Material United States Federal Income Tax Considerations — Passive Foreign Investment Company.”

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

ITEM 4. INFORMATION ON THE COMPANY

A.
History and Development of the Company

Alibaba Group Holding Limited is an exempted company incorporated with limited liability under the laws of the Cayman Islands on June 28, 1999, and we conduct our business through our subsidiaries and variable interest entities. We are listed on the NYSE under the symbol “BABA” and on the Hong Kong Stock Exchange under the stock codes “9988 (HKD Counter)” and “89988 (RMB Counter).”

Our significant subsidiaries, as that term is defined under Section 1‑02 of Regulation S‑X under the U.S. Securities Act, include the following entities:

•
Taobao Holding Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands, which is our wholly-owned subsidiary and a holding company of certain major subsidiaries relating to China commerce and Local consumer services businesses.
•
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
•
Alibaba.com China Limited 阿里巴巴網絡中國有限公司, a limited liability company incorporated under the laws of Hong Kong, which is the direct wholly-owned subsidiary of Alibaba.com Investment Holding Limited and mainly operates back office and administrative functions.
•
Alibaba Investment Limited, a company incorporated with limited liability under the laws of the British Virgin Islands, which is our wholly-owned subsidiary and a holding company for strategic investments and major subsidiaries relating to Digital media and entertainment business.
•
Alibaba Group Services Limited, a limited liability company incorporated under the laws of Hong Kong, which is our wholly-owned subsidiary and operates as our treasury center in Hong Kong.
•
Taobao (China) Software Co., Ltd. 淘宝（中国）软件有限公司, a limited liability company incorporated under the laws of the PRC, which is a direct wholly-owned subsidiary of Taobao China Holding Limited, and provides software and technology services for Taobao.
•
Zhejiang Tmall Technology Co., Ltd. 浙江天猫技术有限公司, a limited liability company incorporated under the laws of the PRC, which is a direct wholly-owned subsidiary of Taobao China Holding Limited, and provides software and technology services for Tmall.
•
Alibaba (China) Technology Co., Ltd. 阿里巴巴（中国）网络技术有限公司, a limited liability company incorporated under the laws of the PRC, which is jointly owned by Taobao (China) Software Co., Ltd., Zhejiang Tmall Technology Co., Ltd. and Alibaba.com China Limited, and mainly operates our wholesale marketplaces and cross-border commerce retail and wholesale businesses.
•
Alibaba (China) Co., Ltd. 阿里巴巴（中国）有限公司, a limited liability company incorporated under the laws of the PRC, which is a direct wholly-owned subsidiary of Alibaba Group Services Limited, and is mainly involved in our strategic cooperation.

The principal executive offices of our main operations are located at 969 West Wen Yi Road, Yu Hang District, Hangzhou 311121, People’s Republic of China. Our telephone number at this address is +86‑571‑8502‑2088. Our registered office in the Cayman Islands is located at the offices of Trident Trust Company (Cayman) Limited, Fourth Floor, One Capital Place, P.O. Box 847, George Town, Grand Cayman, Cayman Islands. Our agent for service of process in the United States is Corporation Service Company located at 1180 Avenue of the Americas, Suite 210, New York, New York 10036. Our corporate website is www.alibabagroup.com.

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

We are subject to the periodic reporting and other disclosure requirements under the U.S. Exchange Act that are applicable to foreign private issuers in the United States. Under the U.S. Exchange Act, we are required to file periodic reports, financial statements and other information with the SEC. We are required to, among other things, file our annual report on Form 20-F within four months after the end of each fiscal year. However, we are exempt from certain disclosure requirements under the U.S. Exchange Act that apply to domestic U.S. companies, and we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as domestic U.S. companies with securities registered under the U.S. Exchange Act. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our ADSs and Shares — As a foreign private issuer in the United States, we are exempt from certain disclosure requirements under the U.S. Exchange Act, which may afford less protection to holders of our ADSs than they would enjoy if we were a domestic U.S. company.” Copies of our periodic reports, financial statements and other information, once filed with the SEC, can be read and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 and at the SEC’s regional offices in New York, New York and Chicago, Illinois. You can also request copies of these documents, upon payment of a duplicating fee, by writing information on the operation of the SEC’s Public Reference Room. The SEC also maintains an Internet website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Our annual report and some of the other information submitted by us to the SEC may be accessed through this website. Such information can also be found on our investor relations website at https://www.alibabagroup.com/en-US/investor-relations.

Share Repurchase Program

In May 2019, our board of directors authorized a share repurchase program for an amount of up to US$6.0 billion over a period of two years, which has since been upsized and extended a number of times by our board of directors. Most recently, in November 2022, our board of directors authorized a further upsize of our share repurchase program to US$40.0 billion which is effective through March 2025. See “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers” for more details.

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

We are proactively transforming our organization through a new organizational and governance structure to strengthen the competitiveness of our businesses through greater independence to address the evolving needs of different customers and capture new opportunities. We believe this transformation will help us achieve our long-term vision of serving a global consumer base, enabling more businesses to become profitable and creating more jobs.

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
•
Trust makes everything simple – Trust is both the most precious and fragile thing in the world. The story of Alibaba is a story of building and cherishing trust. Complexity begets complexity, and simplicity breeds simplicity. Aliren (阿里人) are straightforward – what you see is what you get. With trust, there is no second-guessing or suspicion, and the result is simplicity and efficiency.
•
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
•
Today’s best performance is tomorrow’s baseline – In Alibaba’s most challenging times, this spirit has helped us overcome difficulties and survive. In bad times, we know how to motivate ourselves; in good times, we dare to set “dream targets” (stretch goals). Face the future, or we regress. We must shoot for the moon, challenge ourselves, motivate ourselves and exceed ourselves.
•
If not now, when? If not me, who? – This was a tagline in Alibaba’s first job advertisement and became our first proverb. It is not a question, but a call of duty. This proverb symbolizes the sense of ownership that each Aliren must possess.
•
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

For fiscal year 2023, our businesses are comprised of China commerce, International commerce, Local consumer services, Cainiao, Cloud, Digital media and entertainment, and Innovation initiatives and others. An ecosystem has developed around our platforms and businesses that consists of consumers, merchants, brands, retailers, third-party service providers, strategic alliance partners and other businesses.

China Commerce

China Commerce Retail

We are the largest retail commerce business in the world in terms of GMV in the twelve months ended March 31, 2023, according to Analysys. Our China commerce retail businesses primarily include Taobao and Tmall, which together constitute the world’s largest digital retail business in terms of GMV for the twelve months ended March 31, 2023, according to Analysys, Taobao Deals which offers consumers value-for-money products, Taocaicai which provides next-day pick-up services for groceries and fresh goods at neighborhood pick-up points, as well as our direct sales businesses which offer upgraded consumer experiences with integrated online and offline capabilities, including Tmall Supermarket, Freshippo and Sun Art. During the same period, we generated approximately 65% of our revenue from our retail commerce business in China.

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

China Commerce Wholesale

1688.com, China’s largest integrated domestic wholesale marketplace in 2022 by net revenue, according to Analysys, connects wholesale buyers and sellers across a wide range of categories.

International Commerce

International Commerce Retail

Our International commerce retail businesses, including Lazada, AliExpress, Trendyol and Daraz, empower brands and merchants with local market insights and critical commerce infrastructure, in turn serving local consumers through wide product selection and differentiated customer experience. Lazada, a leading and fast-growing e-commerce platform in Southeast Asia, serves one of the largest user bases among the global e-commerce platforms by providing consumers with access to a broad range of offerings from local SMEs, and regional and global brands. Additionally, Lazada operates one of the leading e-commerce logistics networks in Southeast Asia, which provides reliable, quality and convenient logistics services to its consumers and merchants. AliExpress, one of our international retail marketplaces, enables global consumers to buy directly from manufacturers and distributors in China and around the world. During the first quarter of 2023, AliExpress launched a new service Choice, which offers global consumers a curated selection of great value products across an extensive range of categories. Consumers in selected countries enjoy free shipping, free returns and quality delivery guarantees when placing orders on Choice. By leveraging chartered flights and utilizing overseas warehouses, AliExpress is able to offer these value-added services with shortened delivery time in key strategic countries. Trendyol, which we believe is by far the leading e-commerce platform in Türkiye in terms of both GMV and order volume in 2022, serves consumers with a broad selection of products and services through its e-commerce business as well as local consumer services for food and groceries. Consumers also enjoy the quality and convenient delivery services provided by Trendyol’s fulfillment and logistics networks. Beyond Türkiye, Trendyol has expanded internationally by leveraging its product sourcing capabilities and supply chain advantages in Türkiye. We also operate Daraz, a leading e-commerce platform across South Asia with key markets in Pakistan and Bangladesh. Additionally, in November 2022, we launched Miravia, an e-commerce platform in Spain that connects brands and content creators with consumers by providing consumers with an innovative and entertaining shopping experience.

International Commerce Wholesale

We operate Alibaba.com, China’s largest integrated international online wholesale marketplace in 2022 by revenue, according to Analysys. During fiscal year 2023, buyers who sourced business opportunities or completed transactions on Alibaba.com were located across over 190 countries.

Local Consumer Services

We use mobile and online technology to enhance the efficiency, effectiveness and convenience of consumer services for both service providers and their customers in two distinct scenarios: “To-Home” and “To-Destination.”

Our “To-Home” business enables consumers to order food and beverages, groceries, FMCG, flowers and pharmaceutical products anytime and anywhere through Ele.me, a leading local services and on-demand delivery platform.

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

Cloud

Our Cloud segment is comprised of Alibaba Cloud and DingTalk. Alibaba Group is the world’s third largest and Asia Pacific’s largest Infrastructure-as-a-service provider by revenue in 2022 in U.S. dollars, according to Gartner’s April 2023 report (Source: Gartner®, “Market Share: IT Services, Worldwide, 2022”, Neha Sethi et al., 14 April 2023, Sorted by Infrastructure-as-a-Service, Vendor Revenue Basis) (Asia Pacific refers to Mature Asia/Pacific, Greater China, Emerging Asia/Pacific and Japan, and market share refers to that of infrastructure-as-a-service ). Alibaba Group is also China’s largest provider of public cloud services by revenue in 2022, including PaaS and IaaS services, according to IDC (Source: IDC Quarterly Public Cloud Services Tracker, 2022H2&2022Q4). Alibaba Cloud offers a complete suite of cloud services, including proprietary servers, computing, storage, network, security, database, big data, container, machine learning, and model training and inference, serving our ecosystem and beyond. We leverage these capabilities and technologies to provide our customers across various verticals with industry-specific solutions, enabling intelligent business decisions and operations. In addition, we offer Alibaba Cloud’s enterprise customers a number of DingTalk’s solutions to empower them with enhanced work collaboration capabilities and easy access to Alibaba Cloud’s big data analytics and AI capabilities, further facilitating their digital transformation. We believe our cloud services’ added value translates into direct and tangible results, and these services have become a critical foundation for our customers, many of whom are reputable industry leaders in their respective verticals. In April 2023, Alibaba Cloud unveiled its latest large language model (LLM), Tongyi Qianwen. The new LLM will be integrated into all business applications across Alibaba’s ecosystem in the near future to further enhance user experience. To enable enterprise customers to reap the benefits of AI-driven innovation, Alibaba Cloud will offer its clients access to Tongyi Qianwen on the cloud and enable them to develop customized LLM for their business scenarios. DingTalk is our intelligent collaboration workplace and application development platform that offers new ways of working, sharing and collaboration for modern enterprises and organizations. Equipped with our cloud capabilities and big data analytics, DingTalk aims to facilitate the digital transformation of enterprises and organizations. Millions of enterprises and users use DingTalk to stay connected and work remotely. According to QuestMobile, DingTalk is the largest business efficiency mobile app in China by monthly active users in March 2023.

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

Youku, a leading online long-form video platform in China, serves as one of our key distribution platforms for digital media and entertainment content. Quark, our one-stop platform for information search, storage and consumption, helps young users access, process and manage a variety of digital content and information for learning and work purposes. In addition, Alibaba Pictures, driven by high-quality content and technology, is an integrated platform that provides content production, promotion and distribution, intellectual property-related licensing and commercial operation, cinema ticketing management and Internet data services for the entertainment industry. Youku, Quark, Alibaba Pictures and our other platforms, such as newsfeed and literature platforms, allow users to discover and consume content as well as interact with each other. In addition, we develop, operate and distribute mobile games through Lingxi Games.

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

The following chart sets forth our main businesses for fiscal year 2023 by segment:

Our Strategies

In an increasingly complex world, digital adoption and transformation of our customers are accelerating across different industries. On the consumer retail side, online shopping is no longer simply a purchase behavior for more consumers but has also become a necessary rather than an optional channel of sales to brick-and mortar retailers. For enterprises and organizations, digital transformation is accelerating as technology changes the way people live and work. Recently, generative AI, an innovative technology product enabled by large language models, or LLMs, excited the world with possibilities of elevating productivity and efficiency to a new level, and further accelerating the digital transformation of enterprises and organizations.

We believe such transformation presents tremendous opportunities and requires us to be more focused, innovative and agile in establishing our strategic capabilities and priorities. To this aim, we are proactively transforming our organization through a new organizational and governance structure to strengthen the competitiveness of our businesses through greater independence and further unlock value for our shareholders. We believe our new structure will empower all of our businesses to become more agile and nimble in decision making, responding to market changes and promoting innovations.

With our environmental, social and governance responsibilities as the foundation of our long-term strategy, we strive to strengthen our leadership and build core capabilities in three strategic areas: consumption, cloud, and globalization.

Consumption

Consumption continues to present significant opportunities in China and globally.

In China, while we believe that our annual active consumer base already captures the vast majority of Internet users with meaningful consumption power, there remains significant opportunities for us in wallet share expansion. We aim to capture these opportunities by providing differentiated value services to our customers with different consuming power, needs and mindset. We offer a multi-dimensional matrix of consumer apps with clearly differentiated value propositions that aim to meet the various consumer demands across metropolitan and less-developed regions, differing time sensitivities, and different income levels and consumption models.

We will continue to enhance and enrich our portfolio of consumer apps, and enable new consumption models and formats to better serve the evolving needs of consumers. We are also further strengthening our supply chain capabilities, including through direct sales model and integrated online and offline solutions, to strengthen the competitiveness of our products and services and enhance our penetration in categories that are essential to our consumers’ daily lives.

In addition, to enhance the positioning of our Taobao app, China’s largest digital retail platform, from a transaction-focused marketplace to a consumer destination for discovery and shopping, we continue to focus on creating personalized, immersive and interactive experience through relevant and highly engaging consumption-related content and our apps’ rich interfaces and features. We are also actively exploring new consumption models, formats and technologies to create better shopping experience for our users.

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

Cloud

We believe that digitalization presents the biggest opportunity of our time, and cloud computing plays a fundamental role in the digital transformation across various industries. Cloud is rapidly replacing traditional IT infrastructure with much higher efficiency at lower cost. It enables traditionally unstructured, undiscovered and underutilized data to be captured, activated and harnessed as a new source of intelligence to help businesses make decisions, improve operating efficiency and grow. With the onset of generative AI, digital transformation of enterprises and organizations will further accelerate to achieve higher level of operating efficiency and business growth. In order to capture the tremendous opportunities of enterprise digitalization, we will continue to strengthen our market leadership as a global cloud service provider, and focus on high-quality growth through improving operating efficiency, enhancing core products and technologies, investing in innovative technology and products to empower next-generation entrepreneurs and advancing our Cloud-DingTalk integration strategy.

We strive to empower our customers and ecosystem partners with powerful digital infrastructure to support the growth of their businesses. We will continue to work with industry partners to develop vertical-specific solutions to facilitate digital transformation of various industries. Our strategic initiative to integrate DingTalk with Alibaba Cloud has enabled enterprise customers to digitalize their organization and business collaboration through DingTalk’s open platform, with data generated and accumulated to cloud. We will continue to expand the user base of DingTalk’s core applications and strengthen its open-platform ecosystem of industry solutions to enable further digitalization of business operations within and across organizations. We will also cultivate new business opportunities in industrial digitalization and next-generation Internet through investments in cloud-based industry solutions and frontier technologies.

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

We strive to make diversified offerings available to our users worldwide by empowering our local merchants and partners, supported by our supply chain advantages in China and cross-border capabilities. Stemming from Southeast Asia, we strive to serve consumers and merchants around the world through both localized and cross-border offerings. We will continue to develop our local and cross-border retail commerce in key strategic markets, such as Southeast Asia and Europe, while exploring business model innovations. To support the globalization initiatives of our commerce businesses, we plan to continue developing critical international infrastructure and capabilities, including logistics and payment, in order to drive differentiated and superior experience for our users in key strategic markets.

In addition, as the largest IaaS service provider in Asia Pacific, we continue to expand our international cloud infrastructure and strengthen local cloud service capabilities, especially in Southeast Asia. We have set up data centers in 28 regions globally, including Singapore, Indonesia, Malaysia, the Philippines and Thailand, among others. We aim to empower local customers with our strong cloud capabilities, customized vertical-specific solutions and localized services to better serve industrial digitalization demands globally. We also strive to work with our local partners to build up ecosystems of cloud computing, further driving the digital transformation across various industries.

Environmental, Social and Governance Responsibilities

ESG, as the foundation of our long-term strategy, not only provides a framework for solving a series of global challenges, but also serves as the bridge to carry Alibaba to 102 years. We believe we can only create and sustain a profitable and prosperous business by bringing positive change to the society. We are committed to assuming greater responsibility while pursuing business excellence as the operator of a platform economy. See “— Environmental, Social and Governance (ESG).”

Our Businesses

China Commerce

China Commerce Retail

We operate the largest retail commerce business in the world in terms of GMV in the twelve months ended March 31, 2023, according to Analysys. Our retail commerce businesses in China, primarily consisting of Taobao, Tmall and our various direct sales businesses which offer upgraded consumer experiences with integrated online and offline capabilities, have become an important part of the everyday lives of consumers in China. Empowered by our commerce technologies and services, we appeal to a massive base of consumers by connecting them with diversified and comprehensive offerings in highly engaging and social formats.

•
Consumers. We serve a large and diversified consumer base in China, across both large cities and less-developed areas. We believe our platforms continue to appeal to consumers at various income levels and address their evolving consumption needs. For example, Taobao Deals offers consumers value-for-money products and Taocaicai provides consumers with next-day pick-up services for a wide range of groceries and fresh goods at neighborhood pick-up points.

In addition, our ability to offer and deliver value has driven increased consumer engagement over time. Generally, the longer consumers have been with us, the more orders they tend to place across a more diverse range of product categories. Consumers on Taobao and Tmall continue to exhibit high retention. In fiscal year 2023, there were more than 124 million annual active consumers who each spent more than RMB10,000 on purchasing physical goods on Taobao and Tmall. For fiscal year 2023, the retention rate of annual active consumers who each spent over RMB10,000 on purchasing physical goods on Taobao and Tmall in the prior fiscal year stayed at a similar level compared to that of fiscal year 2022.

•
Products and Services. We believe our ecosystem offers the most comprehensive range of products and services among global commerce platforms to meet the diverse demands of our massive and diversified consumer base across different segments. We have developed a digital commerce infrastructure that offers an upgraded consumer experience by seamlessly integrating online and offline capabilities for our marketplaces and direct sales businesses. Consumers can enjoy a broad variety of quality products at different price levels with a wide selection of delivery options that satisfy their varying needs. The core capabilities that form the critical foundation of our digital commerce infrastructure include the following:
-
Product and supply chain capabilities. We believe our ecosystem provides the most comprehensive product and service offerings. Our platforms, through collaboration with our merchants and ecosystem partners, offer products ranging from branded products and imported goods to products sourced directly from manufacturers and farms and to other long-tail products. For example, consumers may look for branded products, including luxury brands, trendy fashion brands and new brands, on Tmall, and imported products from around the world on Tmall Global. Taobao Deals enables manufacturers and merchants to sell directly to consumers to meet their needs for value-for-money products. In fiscal year 2023, paid GMV of manufacturer-to-consumer products grew more than 40%. Taocaicai satisfies consumers’ needs for quality and affordable groceries and fresh goods with its next-day pick-up services. Xianyu, our consumer-to-consumer community and marketplace in China, enables consumers to find a wide variety of idle goods, recycled goods, consignment, items for rent, and other long-tail products. In addition, we continue to expand our proprietary supply chain through our direct sales businesses to further enhance our product supply and service capabilities. For example, we leverage Sun Art’s, Freshippo’s and their retail partners’ supply chain networks to provide greater selection of fresh goods and FMCG. We also continue to go upstream to source agricultural products directly to enhance our product selection as well as provide more local and seasonal specialties to our consumers. These extensive supply chain networks and our in-house sourcing capabilities enable us to further penetrate into various verticals.
-
Fulfillment and delivery expertise. We have developed logistics expertise and capabilities that allow us to offer a full range of high-frequency fulfillment services to satisfy consumer demand. Our comprehensive delivery options include on-demand delivery, half-day delivery, same-or-next-day delivery and next-day pick-up services, which capture the varying needs of consumers living in large cities and less-developed areas. For example, Freshippo’s proprietary fulfillment system enables 30-minute store-to-door delivery for consumers living within a three-kilometer radius of a Freshippo Supermarket store; we provide groceries and fresh goods to consumers with Taocaicai’s next-day pick-up services; and Tmall Supermarket offers daily necessities, FMCG and general merchandise through Taobao app with same-or-next-day delivery services.
•
Engagement. The massive amount of user and merchant activities taking place every day on our China commerce platforms generate significant consumer insights. By leveraging proprietary AI and data technologies, we are able to aggregate and build on deep consumer insights to provide more accurate search results and relevant recommendation feeds that enhance the shopping experience for our consumers. Our various commerce platforms also enable merchants to engage with consumers through a variety of formats, including livestreaming, short-form videos, interactive games and microblogs. We continue to introduce interactive features and innovative formats to facilitate user engagement with brands, merchants and content creators. Along with these features and formats, our relevant and engaging entertainment content plays an important role in consumers’ product discovery process and shopping journey by providing an immersive and personalized shopping experience, and driving user stickiness and retention on our various platforms.

Taobao

Taobao means “search for treasure” in Chinese. Taobao serves as the starting point and destination portal for many users’ shopping journey. Consumers from both large cities and less-developed areas come to Taobao to enjoy an engaging and personalized shopping experience, optimized by our data analytics and technology. Through highly relevant content, engaging and interactive formats and real-time updates from merchants, consumers can learn about products and new trends. They can also interact with each other and their favorite merchants and KOLs through a broad range of interactive features such as livestreaming and short-form videos. Taobao is China’s largest digital retail platform, in terms of GMV for the twelve months ended March 31, 2023, according to Analysys.

Taobao provides a top-level traffic funnel that directs users to the various marketplaces, channels and features within our ecosystem. For example, a search result on Taobao displays listings not only from Taobao merchants but also from Tmall merchants and brands, thereby generating traffic for Tmall. Through Taobao, consumers can also find long-tail products on Xianyu, our consumer-to-consumer community and marketplace in China, as well as other products and consumer services, which may also be accessed through their respective independent mobile apps.

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

Tmall

Tmall caters to consumers’ ever-growing demand for high-quality products and premium shopping experience. A large number of international and Chinese brands and retailers have established storefronts on Tmall. We have positioned Tmall as a trusted platform for consumers in China and overseas to buy both homegrown and international-branded products as well as products not available in traditional retail outlets. As the brands and offerings on Tmall continue to grow and diversify, we continue to improve our ability to accurately target and meet different consumer demands. In the twelve months ended March 31, 2023, Tmall is the largest third-party online and mobile commerce platform for brands and retailers in the world in terms of GMV, according to Analysys.

Tmall is the partner of choice for brands. Brands and retailers operate their own storefronts on Tmall with unique brand identities and look and feel, accompanied by full control over their own branding and merchandising. Because of the presence of a large number of brands and the stringent standards required for merchants, brands and retailers to join and operate on Tmall, a presence on Tmall has become a validation of quality, allowing merchants, brands and retailers to take advantage of our significant traffic to extend and build brand awareness and customer engagement. Major international brands that have physical operations in China are well represented on Tmall.

Brands and retailers turn to Tmall not only for its broad user base, but also for its consumer insights and technology. Tmall has driven the digitalization and transformation of brands and retailers by enabling them to digitalize their operations, engage, acquire and retain consumers, increase brand recognition, innovate product offerings, manage supply chains and enhance operating efficiency. In particular, Tmall offers a variety of one-stop brand marketing and promotional products to help brands and retailers quickly acquire new users, enhance brand awareness and launch new products.

We also continue to position Tmall as the premier shopping destination for everyday items, highlighting value and convenience. Consumer electronics, apparel and accessories, and FMCG are among Tmall’s most popular product categories. We have also strengthened consumer recognition of Tmall’s value proposition in consumer electronics and home appliances through promotional events and strategic partnerships.

Like merchants on Taobao, brands and merchants on Tmall have access to P4P, in-feed marketing and display marketing services as well as storefront software, which they can use to fully engineer, customize, and even code the software behind their storefronts.

Taobao Deals

Taobao Deals offers value-for-money products by enabling merchants and manufacturers to sell directly to consumers, including those in less-developed areas and large cities. Taobao Deals has enriched product supply capabilities to optimize logistics costs and improve delivery experience for consumers, and enhanced digital consumption experience for price sensitive consumers. During fiscal year 2023, Taobao Deals continued to enrich product supply and the paid GMV of products sold directly from manufacturers to consumers on Taobao Deals grew over 40% year-over-year.

Taocaicai

Taocaicai is our community marketplace that offers consumers next-day pick-up services for daily consumer groceries and fresh goods at neighborhood pick-up points. Leveraging the strong product and supply chain capabilities of Sun Art, Taobao Deals and Lingshoutong, Taocaicai provides consumers with a broad selection of quality groceries and fresh produce at competitive prices. In fiscal year 2023, Taocaicai has rapidly established solid market presence in regions that have large population with meaningful consumption power, generating strong GMV growth. At the same time, Taocaicai’s unit economics per order has continued to improve, benefitting from higher regional order density, and improving gross margin from enhanced supply chain capabilities.

Tmall Supermarket

Tmall Supermarket offers daily necessities, FMCG and general merchandise through Taobao app with same-or-next-day delivery services. By leveraging our technology capabilities and consumer insights, Tmall Supermarket facilitates the digital transformation of its offline partners, enhancing their supply chain management capabilities.

Tmall Global

Tmall Global addresses increasing demand of consumers in China for international products and brands. Tmall Global serves as the premier platform through which overseas brands and retailers reach consumers in China, build brand awareness and gain valuable consumer insights to form their overall China strategies, without the need for physical operations in China. We believe Tmall Global is a leading import e-commerce platform in China.

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

Freshippo

Freshippo, our new retail platform for groceries and fresh goods, seamlessly integrates the online and offline retail experiences, providing consumers with a new shopping experience. Consumers visit over 300 Freshippo Supermarket stores for the touch and feel of quality fresh goods, join tasting events for new products, and shop for private label or exclusive products that are not available elsewhere or simply spend time with family. Many of Freshippo’s consumers also place orders online and have fresh goods delivered to door as quickly as within 30 minutes. In fiscal year 2023, online transactions contributed more than 65% of Freshippo's GMV. The creation of a new shopping experience is attributable to Freshippo’s significant retail expertise, including supply chain management, proprietary technology, and robust multi-layer and multi-temperature logistics and fulfillment infrastructure, all specifically designed for Freshippo’s offerings. Freshippo demonstrates scalability and sustainability with Freshippo's overall GMV reaching over RMB55 billion (US$8.0 billion) in fiscal year 2023. More than 90% of self-operated Freshippo Supermarket stores that have been operating more than one year achieved positive cashflow during the same period.

Sun Art

Sun Art, a leading retailer in China with multi-formats and omni-channels, continues to focus on target customers, and create diversified shopping scenarios, and endeavor to improve online and offline shopping experience. Sun Art continues to meet consumers' needs for offline shopping and home delivery service, thereby creating opportunities for revenue growth, through store remodeling and digitalization and building commodity power and fresh produce supply chain capability.

Branding and Monetization Platforms

Alimama, our proprietary monetization platform

Alimama is our monetization platform. Using our proprietary technology, this platform matches the marketing demands of merchants, brands and retailers on all of the platforms in our ecosystem with the media resources on our own platforms and third-party properties, and enables us to monetize our China commerce, International commerce, Local consumer services, Cainiao, Digital media and entertainment and other businesses in our ecosystem. The platform supports P4P marketing services based on keyword search rankings, in-feed marketing targeting different groups of consumers, or display marketing at fixed positions that are bid on through auctions, as well as cost per thousand impression (CPM)-based, time-based marketing formats, or individual campaigns at fixed cost, through the display of photos, graphics, videos and livestreaming.

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

Alimama operates Taobao Ad Network and Exchange, or TANX, one of the largest real-time online bidding marketing exchanges in China. TANX helps publishers monetize their media inventories both on mobile apps and web properties. TANX automates the buying and selling of tens of billions of marketing impressions on a daily basis.

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

China Commerce Wholesale

1688.com

1688.com, China’s largest integrated domestic wholesale marketplace in 2022 by net revenue, according to Analysys, provides sourcing and online transaction services by connecting manufacturers and wholesale sellers to wholesale buyers in China. These manufacturers, wholesale sellers and wholesale buyers typically trade in apparel, accessories, packaging materials, office supplies, home decoration and furnishing materials, electronics and computers, among others. Sellers may purchase a China TrustPass membership for an annual subscription fee to list items on 1688.com, reach customers, provide quotations and transact on the marketplace without any additional charges. As of March 31, 2023, 1688.com had over 960,000 paying members. Paying members may also pay for value-added services, such as premium data analytics and upgraded storefront management tools, as well as customer management services, such as P4P marketing services from the website and app. In the twelve months ended March 31, 2023, value-added services contributed the majority of 1688.com’s total revenue.

International Commerce

International Commerce Retail

In the twelve months ended March 31, 2023, Lazada, AliExpress, Trendyol and Daraz together achieved positive order growth despite challenging macro environment, driven by a broader range of local and global product offerings and enhanced consumer experience.

Lazada

Lazada, a leading and fast-growing e-commerce platform in Southeast Asia, serves one of the largest user bases among the global e-commerce platforms, by providing consumers with access to a broad range of offerings from local SMEs, and regional and global brands. Additionally, Lazada operates one of the leading e-commerce logistics network in Southeast Asia, serving its consumers and merchants with reliable, quality and convenient logistics services that are critical to online shopping experience in Southeast Asia. During fiscal year 2023, Lazada maintained positive year-over-year order growth despite a challenging economic environment. Lazada also continues to improve monetization rate by offering more value-added services, resulting in narrowing losses per order year-over-year.

AliExpress

AliExpress is a global marketplace targeting consumers around the world and enabling them to buy directly from manufacturers and distributors in China and around the world. Consumers can access the marketplace through AliExpress’ mobile app or websites. In addition to the global English-language version, AliExpress platform is also available in 17 other languages, including Portuguese, Spanish and French.

AliExpress continues to expand its regional merchant networks and supply chains to make available more localized products and better services for consumers in their respective regions. During fiscal year 2023, over 30% of orders were delivered within 15 days globally. Since its launch, Choice covered 215 countries and regions during the fiscal year. Choice offers consumers a curation of great-value products across an extensive range of categories. Consumers in selected countries can enjoy free shipping, free returns and quality delivery guarantees. By leveraging chartered flights and adopting overseas warehouses, AliExpress is able to offer these value-added services with shortened delivery time in key strategic countries.

Furthermore, AliExpress continues to invest in new markets such as South Korea. In fiscal year 2023, AliExpress recorded over 30% order growth in South Korea.

Trendyol

Trendyol, which we believe is by far the leading e-commerce platform in Türkiye in terms of both GMV and order volume in 2022, serves consumers with a broad selection of products and services through its e-commerce business as well as local consumer services for food and groceries. Consumers also enjoy the quality and convenient delivery services provided by Trendyol’s fulfillment and logistics networks, namely Trendyol Express for e-commerce business and Trendyol GO for local consumer services. Beyond Türkiye, Trendyol has expanded internationally by leveraging its product sourcing capabilities and supply chain advantages in Türkiye, enabling Turkish merchants to serve global consumers with a wide selection of products through 80 third-party e-commerce platforms across six continents. During fiscal year 2023, Trendyol continued to grow rapidly, with approximately 47% order growth and more than 110% GMV growth in local currency year-over-year.

International Commerce Wholesale

Alibaba.com is China’s largest integrated international online wholesale marketplace in terms of revenue in 2022, according to Analysys. It connects Chinese and overseas suppliers to overseas wholesale buyers, who are typically trade agents, wholesalers, retailers, manufacturers and SMEs engaged in the import and export business, and provides them with sourcing, online transaction, digital marketing, digital supply chain fulfillment and financial services.

Sellers on Alibaba.com may purchase an annual Gold Supplier membership to reach customers, provide quotations and transact on the marketplace. As of March 31, 2023, Alibaba.com had over 220,000 paying members from China and around the world. Sellers may also purchase additional value-added services to manage product listings and facilitate transaction processes, such as upgraded storefront management tools, customer relationship management SaaS services, P4P marketing services, trade assurance and fulfillment services, mainly including logistics and custom clearance services. In the twelve months ended March 31, 2023, value-added services contributed the majority of Alibaba.com’s total revenue. Additionally, over 47 million buyers from over 190 countries sourced business opportunities or completed transactions on Alibaba.com in the twelve months ended March 31, 2023.

Local Consumer Services

We use mobile and online technology to enhance the efficiency, effectiveness and convenience of consumer services for both service providers and their customers in two distinct scenarios: “To-Home” and “To-Destination.” In fiscal year 2023, Local consumer services recorded healthy order volume growth year-over-year.

To-Home

Our “To-Home” business enables consumers to easily access merchants’ services at home through Ele.me, a leading local services and on-demand delivery platform in China. Ele.me enables consumers to use Ele.me, Alipay, Taobao mobile apps to order meals, food, groceries, FMCG, flowers and pharmaceutical products online. In addition, Fengniao Logistics, Ele.me’s on-demand delivery network, provides last-mile logistics services, including delivery of food, groceries, FMCG and pharmaceutical products for Freshippo, Sun Art, as well as Alibaba Health. Our strategy for Ele.me is to leverage our China commerce platforms and our data technology to expand our offerings from shopping to services, further tapping into new addressable markets for consumption in China. In fiscal year 2023, Ele.me recorded healthy GMV growth year-over-year and maintained positive and improving unit economics per order, contributed by the combination of increased average order size and reduced delivery cost per order.

To-Destination

Our “To-Destination” businesses, including Amap, Fliggy and Koubei, provide consumers with convenient access to quality services at their destinations. In fiscal year 2023, the order volume of “To-Destination” businesses grew rapidly year-over-year.

Amap is a leading provider of mobile digital map, navigation and real-time traffic information in China. Amap empowers major mobile apps across different industry verticals, including local services, ride-hailing and social networking, which end users can access directly through Amap’s leading open platform. In addition, Amap provides digital map data, navigation software and real-time traffic information to international and domestic automobile manufacturers as well as aftermarket consumers in China. Amap also empowers major platforms and infrastructural service providers, including our China commerce platforms, Cainiao and Alipay. On October 1, 2022, the first day of the week-long National Day holiday in China, Amap achieved a record high of over 220 million daily active users. In March 2023, the number of average daily active users of Amap reached a new record high of 150 million, driven by increasing intra-city commute and inter-city travel demand.

Fliggy, a leading online travel platform in China, provides comprehensive reservation and fulfillment services for domestic and international airline and train tickets, accommodation, car rental, package tours, and local attraction tickets and other services. Fliggy leverages its digital technology and products to enable its partners to enhance the efficiency of providing travel services, develop new product offerings, improve member engagement, and conduct data-driven marketing campaigns, providing consumers with a diverse range of high-quality travel options.

Koubei, our restaurant and local services guide platform for in-store consumption, provides targeted, data-driven marketing tools and integrated digital operational and store management services for restaurants and local services providers.

Cainiao

We are committed to further strengthening the capabilities of our global logistics network. Our vision for our logistics services is to fulfill consumer orders within 24 hours in China and within 72 hours anywhere else in the world. To realize this vision, Cainiao continues to build and operate a global fulfillment network together with its logistics partners. It offers domestic and international one-stop-shop logistics services and supply chain management solutions, addressing various logistics needs of merchants and consumers at scale.

Consumer Logistics

Cainiao uses data insights and technology to digitalize the entire logistics process and enhance the capabilities of its logistics partners, thereby improving consumer experience and efficiency across the logistics value chain. As an important complement to the last-mile delivery network of Cainiao’s express delivery partners, Cainiao has also incubated and developed Cainiao Post, a neighborhood logistics solution with a combination of neighborhood, campus and rural village stations and residential self-pickup lockers. We continue to build neighborhood logistics solutions to cover both urban and rural areas, allowing consumers to pick up their packages from their nearest stations or residential self-pickup lockers easily. We also continue to expand Cainiao Post's network by offering a variety of value-added services to improve consumer experience. As of March 31, 2023, excluding those in rural areas and universities, over 74% of Cainiao Posts offered door-step parcel delivery service to consumers. Consumers can also enjoy parcel pick-up at doorstep and time-guaranteed delivery service through Cainiao.

Technology-driven integrated supply chain and fulfillment solutions for merchants

The vast geographical area of China and wide distribution of consumers and merchants in China require a large and distributed logistics infrastructure. Cainiao has established a scalable fulfillment network that consists of fulfillment hubs at key strategic locations and package sorting and distribution centers, which are owned, leased or partnered with logistics partners. The fulfillment network is connected by Cainiao’s proprietary logistics data platform. Cainiao has built a full-fledged fulfillment network at provincial, city, and county levels, which offers customized fulfillment solutions to different types of merchants on our platforms. For medium-sized and large brands and merchants, we provide digitalized and integrated supply chain management solutions and logistics services, allowing them to place inventory across multiple locations in advance based on sales forecasts to optimize supply chain efficiency and ensure timely delivery to consumers. In fiscal year 2023, we further tailored our supply chain and fulfillment solutions to cater for key categories such as FMCG and home furnishing. For small-sized merchants in industrial belts, we provide highly competitive and cost-efficient fulfillment services.

Cainiao has developed a strong and expanding network of assets and partners to support merchants on our cross-border and international commerce retail businesses, mainly AliExpress, Tmall Global and Lazada. Cainiao is positioned to provide diversified services with unique customer value propositions. For example, from a China import standpoint, Cainiao is focused on developing cross-border fulfillment solutions for Tmall Global, utilizing a combination of bonded warehouses in China and direct shipment from markets outside Chinese mainland. In terms of China export, Cainiao serves businesses on AliExpress platform by providing them with attractive value-for-money, convenient and direct logistics channels to deliver packages to consumers worldwide. As of March 31, 2023, Cainiao directly operated 15 overseas sorting centers. Despite challenging macro environment and supply chain disruption, Cainiao managed to achieve daily average cross-border and international package volume of over 4 million in the fiscal year ended March 31, 2023.

Cloud

Our Cloud segment is comprised of Alibaba Cloud and DingTalk.

Alibaba Cloud

Alibaba Group is the world’s third largest and Asia Pacific’s largest Infrastructure-as-a-service provider by revenue in 2022 in U.S. dollars, according to Gartner’s April 2023 report (Source: Gartner®, “Market Share: IT Services, Worldwide, 2022”, Neha Sethi et al., 14 April 2023, Sorted by Infrastructure-as-a-Service, Vendor Revenue Basis) (Asia Pacific refers to Mature Asia/Pacific, Greater China, Emerging Asia/Pacific and Japan, and market share refers to that of infrastructure-as-a-service). Alibaba Group is also China’s largest provider of public cloud services by revenue in 2022, including PaaS and IaaS services, according to IDC (Source: IDC Quarterly Public Cloud Services Tracker, 2022H2&2022Q4). China’s cloud computing industry is still at a nascent stage of development. In 2022, the revenue of China’s public cloud service market, including IaaS, PaaS and SaaS markets, only accounted for 0.2% of China’s GDP in 2022, significantly lower than that of the U.S., indicating tremendous room for growth. The industry has experienced significant growth in recent years with increasing adoption of both basic infrastructural services and value-added services by enterprises.

The technologies that power Alibaba Cloud grew out of our own need to operate at a massive scale and to address the complexity of our China businesses, including related commerce, payments and logistics elements. Leveraging our full-stack cloud capabilities and proprietary products portfolio, Alibaba Cloud offers a comprehensive suite of cloud services based on a three-tier architecture of infrastructure-as-a-service (IaaS), platform-as-a-service (PaaS) and model-as-a-service (MaaS) to customers worldwide. These services not only enable our customers to build a flexible, scalable, affordable and secure technology infrastructure, but also equip them with leading data capabilities that efficiently handle complex management, analytics and machine learning tasks, thereby generating significant business insights and enabling intelligent business decisions and operations. We leverage these capabilities and technologies to support our ecosystem and provide our customers across various verticals with industry-specific solutions, including those for commerce, financial services, and industrial applications. In addition, as part of our globalization strategy, Alibaba Cloud continued to expand our international cloud computing infrastructure to better serve our customers’ needs in overseas markets. As of March 31, 2023, Alibaba Cloud offered computing services in 28 regions globally.

Leveraging Alibaba Cloud’s large scale and strong foundation in IaaS and PaaS, our MaaS platform provides enterprises with high-performance and low-cost computing resources and machine learning platform services for large-scale model training and inference. Our services not only support our self-developed foundation model, but also support the training and services of other large models and vertical models in the market. In April 2023, Alibaba Cloud unveiled our latest LLM, Tongyi Qianwen. The new LLM will be integrated into all business applications across Alibaba’s ecosystem in the near future to further enhance user experience. To enable enterprise customers to reap the benefits of AI-driven innovation, Alibaba Cloud will offer clients access to Tongyi Qianwen on the cloud and enable them to develop customized large language models for their business scenarios.

In addition, we offer solutions of DingTalk, an intelligent collaboration workplace and application development platform, to customers of Alibaba Cloud. This platform offers enterprises enhanced work collaboration capabilities and provides them with easy access to Alibaba Cloud’s capabilities and infrastructure to further facilitate their digital transformation.

Alibaba Cloud’s unique advantages lie in our proprietary technology and continued commitment to invest in research and development in new product offerings and industry-specific solutions for our customers and partners. Alibaba Cloud continues to attract customers that are reputable and have the potential to adopt cloud services at a meaningful scale. In fiscal year 2023, Alibaba Cloud served 55% of A-share listed companies in China. As digital transformation accelerates, our customers, especially those from traditional verticals, have increased their usage of our services. We believe our cloud services have become a critical foundation that many of our customers increasingly depend on in their daily operations.

DingTalk

DingTalk is our intelligent collaboration workplace and application development platform that offers new ways of working, sharing and collaboration for modern enterprises and organizations. Millions of enterprises and users use DingTalk to stay connected and work remotely. In March 2023, DingTalk paying daily active users reached 23 million. According to QuestMobile, DingTalk is the largest business efficiency mobile app in China by monthly active users in March 2023.

Our strategic initiative to integrate DingTalk with Alibaba Cloud aims to empower DingTalk with our cloud capabilities and big data analytics to facilitate the digital transformation of enterprises and organizations. DingTalk provides a comprehensive suite of solutions for enterprise collaboration, including real-time communication, organizational management and various network collaboration tools such as data storage, calendars, workflow management and shared documents. Enterprises can also enjoy convenient access to a broad range of applications, including those offered by third-party service providers, that are seamlessly integrated with DingTalk’s platform. In addition, DingTalk has launched a low-code development infrastructure that enables enterprises to develop customized solutions in a more convenient and cost-efficient manner. During the 2023 DingTalk Spring Summit in April, DingTalk unveiled its product integration of launched intelligent capabilities based on Alibaba's Tongyi Qianwen large language model, which help customers and ecosystem partners unlock the potential of AI capabilities. Large-scale enterprises with complex needs can also directly leverage DingTalk’s open platform to develop fully customized digital solutions. We believe DingTalk has become not only a tool to help enterprises run their business digitally and efficiently, but also a platform empowered by Alibaba Cloud’s capabilities that enables enterprises to achieve fully customized digital transformation.

Digital Media and Entertainment

Our digital media and entertainment businesses leverage our deep consumer insights to serve the broader interests of consumers through our key distribution platforms, including Youku, and our other diverse content platforms, including Alibaba Pictures, that provide online videos, films, live events, newsfeeds and literature, among others.

Key Distribution Platform

Youku

Youku is a leading online long-form video platform in China. It enables users to search, view and share high-quality video content quickly and easily across multiple devices. Our Youku brand is among the most-recognized online video brands in China.

Insights we gain from our ecosystem and our proprietary technology enable Youku to deliver relevant digital media and entertainment content to its users. In fiscal year 2023, total users’ viewing time on our Youku mobile app increased by 13% year over year. In addition, Youku’s total subscription revenue grew over 15% from the prior fiscal year, primarily driven by increasing average revenue per user, as well as benefiting from our original and exclusive content. We also operate a number of other AI-driven platforms that effectively deliver relevant and engaging content to our large and growing user base.

Quark

Quark provides young users with a one-stop platform for information search, storage and consumption. It offers tools and services, such as smart search, Quark cloud drive, AI camera, Quark learning and Quark documents, to help users better acquire and utilize a variety of digital content and information for learning and work purposes.

Key Content Platforms

We offer a diverse range of digital media and entertainment content using a sustainable production and acquisition approach. First, we provide self-produced content. Second, we jointly produce content with studios, some of which is distributed exclusively on our platforms. Third, we acquire rights to display content on our digital media and entertainment platforms pursuant to licensing agreements with rights holders. Last, we offer an open platform on which user-generated content and professional-generated content are produced and distributed. Our digital media and entertainment offerings include online videos, films, live events, newsfeeds and literature.

Alibaba Pictures, driven by high-quality content and technology, is an integrated platform that provides content production, promotion and distribution, intellectual property-related licensing and commercial management, cinema ticketing management and Internet data services for the entertainment industry. During the twelve months ended March 31, 2023, Alibaba Pictures participated in the production and distribution of a total of 26 films, 12 of which ranked among the top 20 films released during the same period in terms of box office, including The Wandering Earth 2 (流浪地球2), Moon Man (獨行月球) and Lighting Up the Stars (人生大事), demonstrating our consistent standards for selecting high-quality films. In addition, Alibaba Pictures continues to diversify its businesses to capture opportunities across the entertainment value chain, including ticketing, digital services and platforms. Through Damai, a leading online ticketing platform for live events in China, we provide users with ticketing services for popular concerts, plays and sporting events.

Lingxi Games is a leading digital interactive entertainment service provider in China, specializing in the development, operation and licensed publishing of mobile games and providing a professional distribution and service platform for both players and developers. Lingxi Games operates a number of high-quality mobile games, such as Three Kingdoms Tactics (三国志·战略版) and Three Kingdoms Fantasy Land (三国志幻想大陆). In fiscal year 2023, Lingxi Games is the 4th largest mobile gaming company in Chinese mainland (iOS App Store) among global companies in terms of grossing, according to Data.ai. In addition to operating our flagship titles, Lingxi Games continues to develop new high-quality and diversified content to serve players from both Chinese mainland and overseas markets, such as the recently launched Three Kingdoms Tactics: Go (三国志·战棋版) and Ashes of the Kingdom (代号鸢), which are greatly received in the player community.

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

Customer Services and Protection

As our ecosystem caters to a wide range of consumers in China, we view protection of consumer's interest as our top priority as we believe every consumer has the right to be protected from false and misleading claims and harmful products. To this aim, we require merchants to sign merchant service agreements with us, pay fund deposit and authorize us to directly deduct fund deposit in the event of confirmed consumer claims. Additionally, we are committed to protecting intellectual property rights and eliminating counterfeit merchandise and fictitious activities. We combat the issue of intellectual property rights infringement by collaborating with rights holders, trade associations and governments around the world. This is consistent with our ESG strategies of “Enabling a Sustainable Digital Life” and “Fueling Small Businesses”.

Sales and Marketing

Our sales and marketing efforts radiate from the cornerstone of our ecosystem, Taobao and Tmall, which constitute the world’s largest digital retail business in terms of GMV for the twelve months ended March 31, 2023, according to Analysys. We have wide consumer recognition of our brands and enjoy significant organic traffic through word-of-mouth. We believe the reputation and ubiquitous awareness of our brands and platforms in China and, increasingly, abroad provide us with the best and most cost-efficient marketing channel. In addition, we also use other marketing initiatives to promote our platforms. During the most recent fiscal year, we increased our marketing efforts, such as a highly coordinated marketing and promotional campaign for the 11.11 Global Shopping Festival and dedicated marketing efforts to promote Taobao Deals, in order to expand our user base across developed and less-developed areas. We expect to continue to leverage our resources in future marketing activities. We also expect to enhance our monetization capability through leveraging our data technologies to develop and offer more personalized and innovative services, so as to improve customer experience and wallet share. Furthermore, our major business segments and other elements in our ecosystem provide synergetic advantages and create cross-promotional opportunities. For example, the large number of consumers on our marketplaces attracts a large number of merchants who become customers of our online marketing services, while an increasing number of KOLs, video bloggers and content creators are actively producing content to engage with consumers and fans on our platforms, thereby driving revenue for merchants, brands and retailers.

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

Our proprietary LLM, Tongyi Qianwen, will serve as an enabler for business integrations and applications across our ecosystem, enhance user experience and accelerate digitalization brought by the AI-driven innovation.

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

Environmental, Social and Governance (ESG)

Our ESG Strategy

ESG is part of the foundation of our business strategy and long-term development. We are dedicated to addressing society's pressing issues by integrating ESG objectives into our business strategy.

Our ESG strategy has seven dimensions, corresponding to all of the 17 Sustainable Development Goals (SDGs) issued by the United Nations and closely tied to China's modernization goals.

We have devised our ESG strategy to be pragmatic, long-term and action-oriented, regimented by a transparent and rigorous indicator system. We focus our efforts on the seven areas below:

Advancing Towards the Goal of Carbon Neutrality

We target to reach carbon neutrality in our own operations, including Scope 1 and Scope 2 emissions, by 2030. To further implement green initiatives across our value chain (Scope 3 emissions), we are deploying tools to help our value chain partners reduce their greenhouse gas emissions and overall carbon intensity by at least 50% from the base year of 2020 by 2030.

We have made solid progress towards reducing greenhouse gas emissions. The net emissions of our own operations (Scope 1 and 2) are 4.681 million MtCO2e in the fiscal year ended March 31, 2023, a 12.9% year-over-year decrease. We have reduced emissions by 1.419 million MtCO2e in the fiscal year ended March 31, 2023, compared to 0.620 million MtCO2e in the prior fiscal year. We have also reduced our value chain carbon intensity (Scope 3) to 8.7 MtCO2e per million RMB in the fiscal year ended March 31, 2023, from 9.2 MtCO2e per million RMB in the fiscal year ended March 31, 2022, through initiatives such as promoting digital efficiency and energy transformation in logistics services, promoting energy efficiency and transformation in data centers, and encouraging our employees towards low-carbon business travels.

As for promoting carbon reduction in our platform ecosystem (Scope 3+), in which we strive towards a cumulative ecosystem-wide reduction of greenhouse gas emissions by 1.5 billion tons by 2035, we have made progress in a number of areas. First, together with authoritative institutions, we have published the framework for Scope 3+ carbon reduction methodology. Second, we have developed and iterated a number of carbon reduction scenarios in scientific and diversified measures. In the fiscal year ended March 31, 2023, we contributed to a measured reduction of 22.907 million MtCO2e across the ecosystem. Third, we are leveraging Alibaba's reach to involve more stakeholders. We launched our “Carbon88 Ledger Platform,” which promotes greener lifestyles by rewarding consumers for adopting eco-friendly behaviors, covering some of Alibaba's most-used apps, and “Low-carbon Friendly Products Program,” which focuses on the product lifecycle, covering key process and measurements in product decarbonization. These systems have amplified our decarbonization efforts through 187 million consumers, 409 brands, and 1.91 million products.

Supporting Our People

It is our employees that make our business and culture thrive. None of our goals can be accomplished without our people. It is critical for us to ensure that all of our employees can enjoy an equal and inclusive working environment of dignity and diversity. This also means supporting our employees to fulfil their potentials by providing them with on-the-job trainings and opportunities for career advancement.

In addition, we provide abundant channels for our employees at all levels to give feedback to our management team. We have a holistic personnel review system in place to help employees identify where they are today, and a wide array of talent development programs to help them get to where they want to be in the future. We have also placed a great focus on campus design and culture, healthy lifestyle and employees’ access to healthcare advice. In fiscal year 2023, Alibaba ranked Top 5 among Chinese enterprises in “Forbes 2022 Global Best Employer.”

Enabling a Sustainable Digital Life

Sustainable consumption is crucial to our sustainable development goals and we run our business to provide consumers with diverse, inclusive, trustworthy, and responsible consumption. Highlights of our progress during the current fiscal year are as follows.

Inclusive consumption. We pay special attention to being accessible and senior-friendly. We understand the difficulties of the disabled community in using digital technology and help provide them with equal access to digital technologies. We also provide well-designed, convenient and efficient digital services to senior consumers. In the fiscal year ended March 31, 2023, Taobao and Tmall Apps served over 320,000 visually impaired users, while as of March 31, 2023, “Wheelchair Navigation,” developed by Amap, was available in six cities, providing accessible navigation over 0.9 million times.

Trustworthy consumption. Consumer privacy protection and data security are the bedrock for consumers. We have integrated the three principles of “minimizing data collection”, “ensuring user awareness and choices,” and “enhancing user data protection” into our products and services, promoting the use of privacy technology and secure computing to protect consumer privacy and data security.

Fueling Small Businesses

In their digital transformation, micro, small, and medium-sized enterprises, or MSMEs, are facing challenges in accessing technology, market opportunities, and business competitiveness. As a leading technology platform in China, we strive to integrate our digital technology into the real economy to create more jobs, provide more growth opportunities to MSMEs and achieve sustainable development. According to the latest estimate by a research team from Renmin University of China, our entire ecosystem facilitated, directly or indirectly, a total of over 70 million jobs in calendar year 2022.

Propelling Rural Development through Digitalization

We persistently work to help bridge the urban-rural gap, facilitate rural revitalization and support rural economy. In fiscal year 2023, sales of 832 counties previously categorized as impoverished nationwide exceeded RMB130 billion on our platforms, and total sales of 160 national key counties for rural revitalization exceeded RMB4.3 billion. Our team of rural commissioners was awarded as Outstanding Team of “Sannong” (Sannong in Chinese is an acronym for Agriculture, Rural areas, and Farmers) in 2022 by the General Office of the Ministry of Agriculture and Rural Affairs and the Policy and Regulations Department of the National Rural Revitalization Administration.

Facilitating Participatory Philanthropy

We have connected with a wide range of philanthropic ecosystem and leveraged the power of technology to address social challenges. Starting with our employees, we involved stakeholders across our ecosystem to engage in philanthropy via flexible forms and mechanisms, aiming to promote greater social involvement. In the fiscal year ended March 31, 2023, total volunteer service hours of employees reached 250,144 hours.

Building Corporate and Social Trust

As digital technology unprecedentedly transforms ways of social production and our lifestyles, we are even more convinced that trust is a prerequisite for our social responsibility and a cornerstone for our business development. With this conviction, we have been focusing on building corporate and social trust in two areas – privacy protection and data security, and science and technology ethics. We believe these priorities are in line with our strategic positioning, corporate governance mechanism and technological capabilities, as we aim to become a pioneer in the technology industry to lead the charge of building a corporate and social place of trust.

ESG Governance Structure

Alibaba’s over 20 years of business success has been predicated on a thoughtful system of governance to oversee our wide array of brands, platforms and services. We recognize that no ESG strategy can reach its full potential without a dedicated structure of governance. Accordingly, we have embedded ESG oversight into a three-layer structure at the board, senior management, and group and business unit levels. Our board has established a sustainability committee composed of three directors (Jerry Yang, Joe Tsai, and Maggie Wu) to supervise and lead ESG efforts across Alibaba. Their responsibilities include identifying and evaluating ESG opportunities and risks, ensuring robust oversight and internal management of ESG strategies and reviewing ESG-related disclosures. Under the sustainability committee, we have established a sustainability steering committee, or the SSC, which is tasked with leading, implementing and monitoring Alibaba’s ESG goals, strategies and initiatives, including building a group-wide ESG management system. Moreover, we have established an ESG strategy and operations department that coordinates directly with the designated ESG teams of business units and departments. They are the driving force to implement the strategies and projects set by the SSC and to establish and maintain monitoring systems to measure our progress. Under our new organizational structure announced in March 2023, we will keep the three-layer corporate governance structure. The Reorganization will not change our ESG strategic positioning or commitments.

Competition

We face competition principally from established Chinese Internet companies and their respective affiliates, global and regional e-commerce players, cloud computing service providers, logistics service providers and digital media and entertainment providers. Although foreign e-commerce companies currently have a limited presence in China, we face significant competition from them in the area of cross-border commerce. These competitors generate significant traffic and have established strong brand recognition, robust technological capabilities and significant financial resources. The areas in which we compete primarily include:

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

As we acquire new businesses and expand into new industries and sectors, we face competition from major players in these industries and sectors. In addition, as we expand our businesses and operations into an increasing number of international markets, such as Southeast Asia and Europe, we increasingly face competition from domestic and international players operating in these markets. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Industry — If we are unable to compete effectively, our business, financial condition and results of operations would be materially and adversely affected.”

Seasonality

Our overall operating results fluctuate from quarter to quarter as a result of a variety of factors, including seasonal factors and economic cycles that influence consumer spending as well as promotions.

Historically, we have experienced the highest levels of revenues in the fourth calendar quarter of each year due to a number of factors, including merchants allocating a significant portion of their online marketing budgets to the fourth calendar quarter, promotions , and the impact of seasonal buying patterns in respect of certain merchandise categories such as apparel.

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

Permissions and Approvals Required to be Obtained from PRC Authorities for our Business Operations
In the opinion of Fangda Partners, our PRC legal counsel, our consolidated subsidiaries and the VIEs in China have obtained all major licenses, permissions and approvals from the competent PRC authorities that are necessary to the operations of our China commerce and cloud businesses, which accounted for a significant majority of our revenue in fiscal year 2023. In addition, we have implemented policies and control procedures to obtain and maintain the necessary licenses, permission and approvals to conduct our businesses. On the basis of the legal opinion issued by our PRC legal counsel and our internal policies and procedures, we believe that our consolidated subsidiaries and the VIEs in China have received the requisite licenses, permissions and approvals from the PRC authorities as are necessary for our business operations in China. Such licenses, permits, registrations and filings include, among others, Value-added Telecommunication License, License for Online Transmission of Audio-Visual Programs, Network Cultural Business License, Online Publishing Service License and License for Surveying and Mapping.

If we, our consolidated subsidiaries or the VIEs in China (i) do not maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change, and we or the VIEs are required to obtain such permissions or approvals in the future, we may be unable to obtain such necessary approvals, permits, registrations or filings in a timely manner, or at all, and such approvals, permits, registrations or filings may be rescinded even if obtained. Any such circumstance may subject us to fines and other regulatory, civil or criminal liabilities, and we may be ordered by the competent PRC authorities to suspend relevant operations, which could materially and adversely affect our business, financial condition, results of operations and prospects. Please see “— D. Risk Factors — Risks Related to Our Business and Industry — We are subject to a broad range of laws and regulations, and future laws and regulations may impose additional requirements and other obligations that could materially and adversely affect our business, financial condition and results of operations, as well as the trading prices of our ADSs, Shares and/or other securities.”

Furthermore, if the PRC government determines that the contractual arrangements constituting part of the VIE structure adopted by us do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, our securities may decline in value or become worthless if the determinations, changes, or interpretations result in our inability to assert contractual control over the assets of our consolidated subsidiaries and the VIEs in China that conduct a significant portion of our business operations. In addition, there are substantial uncertainties as to whether the VIE structure adopted by us may be deemed as a method of foreign investment in the future. If the VIE structure adopted by us were to be deemed as a method of foreign investment under any future laws, regulations and rules, and if any of our business operations were to fall under the “Negative List” for foreign investment, we would need to take further actions in order to comply with these laws, regulations and rules, which may materially and adversely affect our current corporate structure, business, financial condition and results of operations. See “— D. Risk Factors — Risks Related to Our Corporate Structure — Substantial uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and its implementing rules and other regulations and how they may impact the viability of our current corporate structure, business, financial condition and results of operations.”

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

Permissions and Approvals Required to be Obtained from PRC Authorities for our Securities Offerings

The PRC government has enhanced its regulatory oversight of Chinese companies listing overseas. In connection with our prior securities offerings and overseas listings, under PRC laws and regulations in effect as of the date of this annual report, after consulting our PRC legal counsel, Fangda Partners, we are not aware of any PRC laws or regulations which explicitly require us to obtain any permission from the CSRC or other Chinese authorities, and we, our consolidated subsidiaries and the VIEs in China (i) have not been required to obtain any permission from or complete any filing with any PRC authority, (ii) have not been required to go through a cybersecurity review by the Cyberspace Administration of China, and (iii) have not received or were denied such requisite permissions by any PRC authority. There are uncertainties with respect to how PRC authorities will regulate overseas securities offerings and overseas listings in general, as well as the interpretation and implementation of any related regulations. Although we intend to fully comply with the then effective relevant laws and regulations applicable to any securities offerings we may conduct, there are uncertainties with respect to whether we will be able to fully comply with requirements to obtain any permissions and approvals from, or complete any reporting or filing procedures with, PRC authorities that may be in effect in the future. If we, our consolidated subsidiaries or the VIEs in China (i) do not maintain such permissions or approvals, (ii) inadvertently conclude that such permissions, approvals or filing or reporting are not required, or (iii) applicable laws, regulations, or interpretations change, and we or the VIEs are required to obtain such permissions, approvals or filing or reporting in the future, we may be unable to obtain such necessary approvals, permits, registrations or filings in a timely manner, or at all, and such approvals, permits, registrations or filings may be rescinded even if obtained. Any such circumstance could subject us to penalties, including fines, suspension of business and revocation of required licenses, significantly limit or completely hinder our and our subsidiaries' ability to offer securities to investors and cause our securities to decline in value or become worthless. For more detailed information, see “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in the People’s Republic of China — There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations, and changes in policies, laws, rules and regulations in the PRC could adversely affect us” and “— Risks Related to Our Business and Industry — We may need additional capital but may not be able to obtain it on favorable terms or at all.”

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

Regulation of Advertising Services

The principal regulations governing advertising businesses in China are:

•
the Advertising Law of the PRC (2021, as amended);
•
the Advertising Administrative Regulations (1987, as amended);
•
the Administrative Regulations on Internet Information Search Services (2016); and
•
the Administrative Measures for Internet Advertising (2023).

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

On February 25, 2023, the SAMR released the Administrative Measures for Internet Advertising, which came into effect from May 1, 2023 and replaced the Internet Advertising Interim Measures promulgated by the SAIC on July 4, 2016. The Administrative Measures for Internet Advertising set out, among other things, the following requirements for Internet advertising activities:

•
online advertisements for tobacco (including e-cigarettes) are not allowed, and online advertisements for prescription medicine are not allowed unless otherwise permitted by laws and regulations;
•
online advertisements for special commodities and services such as medical treatments, pharmaceuticals, medical devices, agrochemicals, veterinary medicine, health foods and food for special medical purposes must be reviewed by competent authorities before online publication, and the advertisements for such commodities and services are not allowed to be published in the form of introducing health and wellness knowledge. In addition, when introducing health and wellness knowledge, information such as the address or contact information of commodity operators or service providers and shopping links related to these products must not appear on the same page or at the same time;
•
advertisements for medical treatments, pharmaceuticals, health foods, special medical purpose formula foods, medical devices, cosmetics, alcohol, beauty advertisements, and online game advertisements that are detrimental to the physical and mental health of minors shall not be published on Internet media targeted to minors;
•
Internet advertisements must be visibly marked as “advertisement”, while paid-search results must be obviously distinguished from natural search results;
•
when promoting commodities or services through knowledge introduction, experience sharing or consumer evaluation, and purchase methods such as shopping links are attached, the advertisements publishers shall visibly mark them as “advertisements”;
•
“pop-up ads” must be clearly marked with a “close” sign and be closable with one click. Furthermore, the advertisers and publishers are prohibited from engaging in the following behaviors that affect one-click closure: (i) there is no “close” sign or the timing is over to close the advertisements; (ii) the “close” sign is false, not clearly identifiable or difficult to locate which set up obstacles to close the advertisements; (iii) closing the advertisements requires more than two clicks; (iv) during the process of browsing the same page or document, the advertisements continue to pop up after closing, which affect users normal use of the network. These requirements also apply to open screen ads displayed when launching an Internet application;
•
if the Internet advertisements are published by means of algorithmic recommendation or other technologies, the rules related to algorithm recommendation services and advertising records shall be included in the advertising archives.

According to the Administrative Measures for Internet Advertising, the advertisers are responsible for the authenticity of the content of Internet advertisements, while the Internet advertisement publishers and advertisement agencies are required to establish, improve, and implement registration, review, and archive management systems for Internet advertising businesses, which include verifying and registering advertiser information, verifying supporting documents and advertisements content, and allocating advertising review personnel familiar with advertising laws and regulations or establish advertising review bodies.

In addition, the Administrative Measures for Internet Advertising require Internet platform operators providing Internet information services to take measures to prevent and stop illegal advertisements, which include recording and storing the real identity information of users who publish advertisements for at least three years, monitoring and investigating the content of advertisements, and employing measures to stop illegal advertisements. Internet platform operators are also required to establish effective complaint and reporting mechanisms, cooperate with market regulatory departments in investigating illegal conduct, and use measures such as warnings, suspending or terminating services for users who publish illegal advertisements. Furthermore, Internet platform operators are prohibited from using technical means or other methods to obstruct market regulatory departments’ advertising monitoring.

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

On June 14, 2022, the Cyberspace Administration of China promulgated the revised Regulations for the Administration of Mobile Application Information Services, which came into effect on August 1, 2022 and replaced the then effective Administration of Mobile Application Information Services. Pursuant to the revised Regulations for the Administration of Mobile Application Information Services, mobile app providers shall comply with relevant provisions on the scope of necessary personal information when engaging in personal information processing activities and shall not compel users to agree to non-essential personal information collection or ban users from their basic functional services due to their refusal of providing unnecessary personal information. In addition, mobile app providers shall, among other things, verify the real identities of registered users; establish and improve procedures for protection of user information and information content censorship, fulfill data security protection obligations and various obligations of minors’ protection, and shall not induce users to download the applications by illegal methods or bad information. Furthermore, mobile app providers who launch new technologies, applications or functions with the attribute of public opinion or the ability of social mobilization shall conduct security assessment in accordance with the relevant provisions. If an application provider violates these regulations, application distribution platforms may issue warnings, suspend the release of its applications, or terminate the sale of its applications, and/or report the violations to governmental authorities, and the application provider may be imposed administrative penalty by the Cyberspace Administration of China and relevant competent authorities in accordance with relevant laws and regulations.

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

On August 3, 2022, the SAMR released the Administrative Measures for the Supervision of Online Drug Sales, which came into effect on December 1, 2022, for the regulation of enterprises engaging in online drug sales and online drug trading third-party platforms. According to these measures, enterprises engaging in online drug sales shall be drug marketing authorization holders or drug business enterprises, and shall report relevant information including names of the websites and application programs, the IP addresses and domain names, etc. to the medical products regulators. In addition, drug trading third-party platforms are also required to file relevant information including their names, legal representatives, etc. with the provincial medical products administration.

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

Regulation of Monopoly and Unfair Competition

On June 24, 2022, the Standing Committee of the National People’s Congress promulgated the amended PRC Anti-monopoly Law, which came into effect on August 1, 2022. The amended PRC Anti-monopoly Law requires that where concentration of undertakings reaches the filing threshold stipulated by the State Council of the PRC, a filing must be made with the anti-monopoly authority before the parties implement the concentration. Concentration refers to (i) merger of undertakings; (ii) acquisition of control over other undertakings by acquiring equities or assets; or (iii) acquisition of control over, or the possibility of exercising decisive influence on, an undertaking by contract or by any other means. The anti-monopoly authority may also require business operators to file for merger control review where concentration of undertakings fails to reach such filing threshold but there is evidence that the concentration has or may have the effect of eliminating or restricting competition. If business operators fail to comply with the mandatory filing requirement, the PRC State Administration for Market Regulation, or the SAMR, is empowered to terminate the transaction, require the disposal of relevant assets, shares or businesses within certain period, or take any other necessary measures to restore the pre-concentration status, and may also impose fines of up to 50% of the previous year’s turnover of the filing obligor if the concentration has or may have the effect of eliminating or restricting competition, or fines of up to RMB25 million if the concentration does not have such effect. In addition, the amended PRC Anti-monopoly Law introduces a “stop-clock mechanism” which may prolong the merger control review process. The SAMR issued a new set of guidelines in September 2018 to set forth the specific procedures and materials for review of concentration of undertakings. On August 3, 2008, the State Council of the PRC promulgated the Provisions of the State Council of the PRC on the Thresholds for Filing of Concentration of Undertakings, which was also amended in September 2018, clarifying the filing thresholds of merger control review. On June 27, 2022, the SAMR issued the Provisions of the State Council of the PRC on the Thresholds for Filing of Concentration of Undertakings (Revised Draft for Public Comments), or the Threshold Provisions, which propose to significantly adjust the revenue threshold of merger control filing to either one of the following two conditions:

•
the worldwide revenue of all business operators involved in the concentration exceeds RMB12 billion (increased from the current threshold of RMB10 billion) collectively in the last fiscal year, and the revenue in China of at least two business operators among them each exceeds RMB800 million (increased from the current threshold of RMB400 million) in the last fiscal year; or
•
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

In addition, on March 10, 2023, the SAMR released the Provisions on the Review of Concentration of Undertakings, or the Review Provisions, which came into effect from April 15, 2023 and replaced the Interim Provisions on the Review of Concentration of Undertakings issued on October 23, 2020. These provisions provide detailed rules on how to operate the “stop-clock mechanism”, allowing the SAMR to suspend the calculation of time period for merger review if (i) the notifying parties fail to provide the documents or information so that the review cannot proceed, (ii) new circumstances or new facts appear, and the review cannot proceed without examining the new circumstances or facts, or (iii) the proposed remedies require further assessment, and the relevant parties request for suspension. If the filing threshold is not met but the proposed concentration has or may have the effect of eliminating or restricting competition, the SAMR can request the undertakings to notify. If the concentration has not yet been implemented, the standstill obligation automatically kicks in. Even if the concentration has been implemented, the undertakings need to file a notification within 120 days and take necessary measures to reduce the negative impact the concentration has on competition such as temporarily stopping the implementation of the concentration.

The amended PRC Anti-monopoly Law prohibits a business operator with a dominant market position from abusing such position, such as by selling commodities at unfairly high prices or buying commodities at unfairly low prices, selling products at prices below cost without any justifiable cause, or refusing to trade with a trading party without any justifiable cause. Sanctions for violation of the prohibition on the abuse of dominant market position include an order to cease the relevant activity, confiscation of the illegal gains and fines up to 50% of sales revenue of the preceding year. On March 10, 2023, the SAMR issued the Provisions on the Prohibition of Acts of Abuse of Dominant Market Positions, which came into effect from April 15, 2023 and replaced the Interim Provisions on the Prohibition of Acts of Abuse of Dominant Market Positions issued on June 26, 2019 to further prevent and prohibit the abuse of dominant market positions.

The amended PRC Anti-monopoly Law also prohibits business operators from entering into monopoly agreements, which refers to agreements that eliminate or restrict competition with competing business operators or transaction counterparties, such as by boycotting transactions, fixing or changing the price of commodities, limiting the output of commodities or fixing the price of commodities for resale to third parties, among others, unless the business operators can prove the agreements do not have the effect of eliminating or restricting competition, their market share in relevant market is below the standard set by the anti-monopoly authority, or the agreements satisfy certain exemptions under the amended PRC Anti-monopoly Law, such as improving technologies, increasing the efficiency and competitiveness of small and medium-sized undertakings, or safeguarding legitimate interests in cross-border trade and economic cooperation with foreign counterparts. Sanctions for violations include an order to cease the relevant activity, confiscation of illegal gains, and fines up to 50% of sales revenue of the preceding year, fines up to RMB25 million if there is no sales revenue of the preceding year, or fines up to RMB15 million if the intended monopoly agreement has not been performed. In addition, business operators are prohibited from organizing other business operators to reach any monopoly agreement or providing substantive assistance for others to reach such agreements under the amended PRC Anti-monopoly Law. On March 10, 2023, the SAMR issued the Provisions on the Prohibition of Monopoly Agreements, which came into effect from April 15, 2023 and replaced the Interim Provisions on the Prohibition of Monopoly Agreements to further enhance the enforcement on the supervision of monopoly agreements.

In addition, the amended PRC Anti-monopoly Law further regulates monopolistic behaviors in the Internet sector. The amended PRC Anti-monopoly Law, among others:

•
provides in general provisions that enterprises must not engage in monopolistic behaviors through data and algorithms, technology, capital advantages, or platform rules; and
•
provides that enterprises with dominant market position must not abuse their dominant positions through data and algorithms, technology, capital advantages, or platform rules.

In February 2021, the SAMR published the Guidelines on Anti-monopoly Issues in Platform Economy, or the Platform Economy Anti-monopoly Guidelines. The Platform Economy Anti-monopoly Guidelines set out detailed standards and rules in respect to the definition of relevant markets, typical types of cartel activity and abusive behavior by companies with market dominance, which provide further guidance for enforcement of anti-monopoly laws regarding network platform operators. The Platform Economy Anti-monopoly Guidelines further detail the types of horizontal agreements, vertical agreements, hub-and-spoke agreements and collusion which may constitute monopoly agreements in the platform economy. The Platform Economy Anti-monopoly Guidelines also set out a number of key factors that may be relevant in identifying a dominant undertaking, including, among others, predatory pricing, unfair pricing, refusal to deal, restraint of trade, tie-in, unreasonable trading conditions and discrimination. In addition, concentration of undertakings involving contractual arrangements is expressly included within the ambit of SAMR’s merger control review if the filing thresholds are met. Under the Platform Economy Anti-monopoly Guidelines, the SAMR is empowered to investigate if the filing threshold is not met but the proposed concentration may have the effect of eliminating or restricting competition, and the SAMR will pay close attention to those cases where one of the following circumstances exists: (i) a party to the concentration is a start-up or an emerging platform; (ii) the turnover is low because the business model of the parties to the concentration involves the provision of free services or services charged at low prices; (iii) the relevant market is highly concentrated; and (iv) the number of competitors is small. These newly enacted measures and guidelines may require us to make adjustments to some of our business practices, and our business, financial condition and results of operations may be materially and adversely affected. In addition, due to our size, these new measures and guidelines, when enacted and implemented, may affect us more than our competitors.

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

In addition, the PRC Anti-Telecom and Online Fraud Law was promulgated by the National People’s Congress Standing Committee on September 2, 2022 and came into effect on December 1, 2022. In order to prevent and curb the telecom and online fraud, the Anti-Telecom and Online Fraud Law requires, among others, Internet service providers to obtain real identity information of users before providing certain services including information and software distribution services, etc.

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

On April 13, 2020, the Cyberspace Administration of China, the NDRC, the MIIT, and several other governmental authorities jointly issued the Measures for Cybersecurity Review, or the Cybersecurity Review Measures, which came into effect on June 1, 2020. According to the Cybersecurity Review Measures, the purchase of cyber products and services including core network equipment, high-performance computers and servers, mass storage devices, large databases and application software, network security equipment, cloud computing services, and other products and services that have an important impact on the security of critical information infrastructure which affects or may affect national security is subject to cybersecurity review by the Cybersecurity Review Office. On December 28, 2021, the Cyberspace Administration of China, together with certain other PRC governmental authorities, promulgated the Revised Cybersecurity Review Measures which replaced the then-effective version and took effect on February 15, 2022. According to the Revised Cybersecurity Review Measures, operators of critical information infrastructure who purchase network products and services and network platform operators who carry out data processing activities that affect or may affect national security shall be subject to cybersecurity review. In addition, any network platform operator possessing over one million users’ individual information must apply for a cybersecurity review before listing abroad. Relevant competent governmental authorities may also initiate cybersecurity review if they determine certain network products, services or data processing activities affect or may affect national security. Article 10 of the Revised Cybersecurity Review Measures also sets out certain general factors that are the focus in assessing the national security risk in a cybersecurity review, including (i) the risks of critical information infrastructure being illegally controlled by any individual or organization or subject to interference or destruction; (ii) the harm caused by the disruption of the supply of the product or service to the continuity of critical information infrastructure business; (iii) the security, openness, transparency and diversity of sources of the product or service, the reliability of supply channels, and risks of supply disruption due to political, diplomatic, trade and other factors; (iv) compliance with PRC laws, administrative regulations and department rules by the provider of the product or service; (v) the risk of core data, important data or a large amount of personal information being stolen, leaked, damaged, illegally used, or illegally transmitted overseas; (vi) the risk that critical information infrastructure, core data, important data or a large amount of personal information for a listing being affected, controlled, and maliciously used by foreign governments, as well as network information security risks; and (vii) other factors that may endanger the security of critical information infrastructure, cybersecurity and data security. However, there are still uncertainties as to the exact scope of network products or services or data processing activities that will or may affect national security, and the PRC government authorities have discretion in the interpretation and enforcement of these measures.

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

On September 17, 2021, the Cyberspace Administration of China and the SAMR, together with several other governmental authorities, jointly issued the Guidelines on Strengthening the Comprehensive Regulation of Algorithm for Internet Information Services, which provide that relevant regulators shall carry out daily monitoring of data use, application scenarios and effects of algorithms, and conduct security assessments of algorithm, and that an algorithm filing system shall be established and classification and hierarchical security management of algorithms shall be adopted. On December 31, 2021, the Cyberspace Administration of China, the MIIT, the Ministry of Public Security and the SAMR jointly promulgated the Administrative Provisions on Internet Information Service Algorithm Recommendation, or the Algorithm Recommendation Provisions, which came into effect on March 1, 2022. The Algorithm Recommendation Provisions implement the classification and hierarchical management of algorithm recommendation service providers based on various criteria, and stipulate that algorithm recommendation service providers shall clearly inform users of their provision of algorithm recommendation services, and properly publicize the basic principles, intentions, and main operating mechanisms of algorithm recommendation services, and that algorithm recommendation service providers selling goods or providing services to consumers shall protect consumers’ rights of fair trade, and are prohibited from carrying out illegal conduct such as unreasonable differentiated treatment on transaction conditions based on consumers’ preferences, purchasing habits, or such other characteristics.

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

On March 18, 2023, the Cyberspace Administration of China released the Provisions on the Administrative Law Enforcement Procedures for the Cyberspace Administration Authorities, which came into effect on June 1, 2023. These provisions clarify the procedures of cyberspace administrative law enforcement actions of the cyberspace administration authorities, as well as the procedures and requirements for administrative penalty. These provisions state that, prior to the imposition of administrative penalties, cyberspace administration authorities must notify parties concerned of their right to request a hearing, and that they must make such request within five days of receiving a notification, otherwise they shall be deemed to have waived their right to a hearing.

On July 10, 2023, the Cyberspace Administration of China, together with other relevant authorities, released the Interim Measures on Generative AI Services, which will come into effect on August 15, 2023 and mainly impose compliance requirements on providers of generative AI services. According to the Interim Measures on Generative AI Services, individuals or organizations that provide generative AI services of text, image, audios, videos and other content shall be responsible as the producers of such network information content and as the personal information processors to protect any personal information involved. Providers of generative AI services shall enter into service agreements with users registering for their generative AI services and shall adopt effective measures to prevent minor users from over-relying or addicting to generative AI services. In the event illegal content or users engaging in illegal activities using generative AI services are discovered, the generative AI services providers are required to take appropriate measures, including stopping the generation of such illegal content and suspending or terminating the provision of services, undergo rectifications, keep relevant records and report to the competent authority. Any provider of generative AI services with attribute of public opinions or capable of social mobilization shall conduct security assessment and complete certain filings in accordance with the Administrative Provisions on Internet Information Service Algorithm Recommendation. Providers of generative AI services may be subject to penalties for non-compliance, including warning, public denouncement, rectification orders and suspension of the provision of relevant services.

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

On July 7, 2022, the Cyberspace Administration of China promulgated the Measures for the Security Assessment of Cross-border Data Transmission, which came into effect on September 1, 2022 and regulate the security assessment on the cross-border data transfer by data processor of important data and personal information collected and generated during operations within the PRC. According to these measures, personal data processors will be subject to security assessment conducted by the Cyberspace Administration of China prior to any cross-border transfer of data if the transfer involves (i) important data; (ii) personal information transferred overseas by operators of critical information infrastructure or a data processor that has processed personal data of more than one million persons; (iii) personal information transferred overseas by a data processor who has already provided personal data of 100,000 persons or sensitive personal data of 10,000 persons overseas since January 1 of last year; or (iv) other circumstances as requested by the Cyberspace Administration of China. According to the official interpretation by the official of the Cyberspace Administration of China, cross-border data transfer activities subject to these measures include (1) the transmission and storage overseas by data processors of the data generated during PRC domestic operations, and (2) the access to or use of the data collected and generated by data processors and stored in the PRC by overseas institutions, organizations or individuals. Furthermore, any cross-border data transfer activities conducted in violation of the Measures for the Security Assessment of Cross-border Data Transmission before the effectiveness of these measures are required to be rectified by March 2023.

Furthermore, in November 2021, the Cyberspace Administration of China promulgated Draft Regulations on Network Data Security Management, or the Draft Cyber Data Security Regulations, for public comments, pursuant to which, data processors shall apply for cybersecurity review if they engage in (i) merger, reorganization or division of Internet platform operators with significant data resources related to national security, economic development or public interests that affects or may affect national security; (ii) overseas listing while processing over one million users’ personal information; (iii) Hong Kong listing that affects or may affect national security; or (iv) other data processing activities that affect or may affect national security. The Draft Cyber Data Security Regulations also provide that operators of large Internet platforms with headquarters, operation centers or R&D centers overseas shall report to the Cyberspace Administration of China and relevant authorities. The Draft Cyber Data Security Regulations further require data processors processing important data or going public overseas to conduct annual data security self-assessment, and submit the data security assessment report to their respective local branch of the Cyberspace Administration of China before January 31 each year. Internet platform operators shall also establish and publish data policies and rules on their websites for user comments. In addition, data policies and rules and any material amendments thereof of large Internet platforms with over 100 million daily active users shall be evaluated by a third-party organization designated by the Cyberspace Administration of China and approved by the respective local branches of the Cyberspace Administration of China and the MIIT. There is no definite timetable as to when this draft will be enacted. As such, substantial uncertainties exist with respect to the enactment timetable, final content, interpretation and implementation of such measures.

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

On December 27, 2021, the SAMR issued the Interim Measures for the Administration of Beneficial Owner Information of Market Entities (Draft), or the Draft Measures for the Administration of Beneficial Owners, for public comment. The Draft Measures for the Administration of Beneficial Owners specify the scope of market entities that are subject to filing obligations, the conditions to exemption from filing, and the definition and identification standards of beneficial owners. According to the general standard for identifying the beneficial owners of companies and partnerships, natural persons who meet any of the following conditions are beneficial owners: ultimately owning 25% or more equity interests, shares or partnership interests in a company or partnership directly or indirectly, ultimately being entitled to 25% or more of its income, or exercising actual control over the company or partnership individually or jointly. If there is no person who meets the aforesaid standards, the person responsible for routine operation and management shall be deemed as the beneficial owner. The Draft Measures for the Administration of Beneficial Owners provide that the actual control includes without limitation the control by agreement, but does not conclusively determine the beneficial owner under contractual arrangements, and uncertainties exist with respect to our disclosure of beneficial owners pursuant to these draft measures.

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

According to the 2019 PRC Foreign Investment Law and its implementing rules, China adopts a system of pre-entry national treatment plus negative list with respect to foreign investment administration, and the negative list will be proposed by the competent investment department of the State Council of the PRC in conjunction with the competent commerce department of the State Council of the PRC and other relevant departments, and be reported to the State Council of the PRC for promulgation, or be promulgated by the competent investment department or competent commerce department of the State Council of the PRC after being reported to the State Council of the PRC for approval. Foreign investment beyond the negative list will be granted national treatment. Foreign investors shall not invest in the prohibited industries as specified in the negative list, while foreign investment must satisfy certain conditions stipulated in the negative list for investment in the restricted industries. The current industry entry clearance requirements governing investment activities in the PRC by foreign investors are set out in two categories, namely the Negative List and the Encouraged Industry Catalogue for Foreign Investment (2022 version), or the 2022 Encouraged Industry Catalogue, both of which were promulgated by the NDRC and the MOFCOM and took effect in January 2022 and January 2023 respectively. Industries not listed in these two categories are generally deemed “permitted” for foreign investment unless otherwise restricted by other PRC laws. Our major subsidiaries are registered in China and mainly engage in software development, technical services and consulting, all of which fall into the encouraged or permitted category. These major subsidiaries have obtained all material approvals required for their business operations. The Negative List does not apply to our major subsidiaries that are registered and domiciled in Hong Kong S.A.R., the British Virgin Islands or the Cayman Islands, and operate outside of Chinese mainland. The businesses of our other PRC subsidiaries – including PRC subsidiaries of our major subsidiaries – are generally software development, technical services and consulting, which fall into the encouraged or permitted category. Industries such as value-added telecommunications services, including Internet information services, are generally restricted to foreign investment pursuant to the Negative List. We conduct business operations that are restricted or prohibited to foreign investment through variable interest entities.

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

Regulation of Foreign Debts

The Administrative Measures for Examination and Registration of Medium and Long-term Foreign Debts of Enterprises, or the Foreign Debts Measures, was promulgated by NDRC on January 5, 2023 and came in effect on February 10, 2023, requiring that the PRC enterprises and overseas enterprises or branches controlled by them, including holding companies with a VIE structure, to complete application for registration of foreign debts with the NDRC prior to the borrowing of foreign debts with a term of over one year.

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

Regulation of Overseas Listing

The PRC government has enhanced its regulatory oversight of Chinese companies listing overseas. The Opinions on Intensifying Crack Down on Illegal Securities Activities issued on July 6, 2021 called for (i) tightening oversight of data security, cross-border data flow and administration of classified information, as well as amendments to relevant regulations to specify responsibilities of overseas listed Chinese companies with respect to data security and information security; (ii) enhanced oversight of overseas listed companies as well as overseas equity fundraising and listing by Chinese companies; and (iii) extraterritorial application of PRC securities laws.

There are substantial uncertainties with respect to the interpretation and implementation of the Opinions on Intensifying Crack Down on Illegal Securities Activities. Furthermore, on February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five relevant guidelines, or collectively, the Overseas Listing Trial Measures, which took effect from March 31, 2023, requiring Chinese domestic companies’ overseas offerings and listings of equity securities be filed with the CSRC. The Overseas Listing Trial Measures clarify the scope of overseas offerings and listings by Chinese domestic companies which are subject to the filing and reporting requirements thereunder, and provide, among others, that Chinese domestic companies that have already directly or indirectly offered and listed securities in overseas markets prior to the effectiveness of the Overseas Listing Trial Measures shall fulfill their filing obligations and report relevant information to the CSRC within three working days after conducting a follow-on offering of equity securities on the same overseas market, and follow the relevant reporting requirements within three working days upon the occurrence of any specified circumstances provided thereunder. According to the Overseas Listing Trial Measures, if we fail to complete the filing procedures with the CSRC for any of our follow-on offerings or fall within any of the circumstances where our follow-on offering is prohibited by the State Council of the PRC, our offering application may be discontinued and we may be subject to penalties, sanctions and fines imposed by the CSRC and relevant departments of the State Council of the PRC.

On February 24, 2023, the CSRC and several other governmental authorities jointly issued the revised Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Revised Confidentiality Provisions, which came into effect on March 31, 2023. According to the Revised Confidentiality Provisions, Chinese companies that directly or indirectly conduct overseas offerings and listings, shall strictly abide by the laws and regulations on confidentiality when providing or publicly disclosing, either directly or through their overseas listed entities, materials to securities services providers. In the event such materials contain state secrets or working secrets of government agencies, the Chinese companies shall first obtain approval from authorities, and file with the secrecy administrative department at the same level with the approving authority; in the event that such materials, if divulged, will jeopardize national security or public interest, the Chinese companies shall comply with procedures stipulated by national regulations. The Chinese companies shall also provide a written statement of the specific sensitive information provided when providing materials to securities service providers, and such written statements shall be retained for inspection.

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

C. Organizational Structure

Like many large scale, multinational companies with businesses around the world and across industries, we conduct our business through a large number of Chinese and foreign operating entities, including VIEs. The chart below summarizes our corporate structure as of March 31, 2023 and identifies the subsidiaries and VIEs that together are representative of the major businesses operated by our group, including our significant subsidiaries, as that term is defined under Section 1‑02 of Regulation S‑X under the U.S. Securities Act, and other representative subsidiaries, which we collectively refer to as our major subsidiaries, as well the corresponding representative VIEs, which we refer to as the representative VIEs:

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
(9)
A VIE.

For information about the major VIEs, which account for a significant majority of the total revenue and assets of the VIEs, please see “Item 3. Key Information — The VIE Structure Adopted by Our Company— Variable Interest Entity Financial Information.”

Contractual Arrangements among Our Subsidiaries, Variable Interest Entities and the Variable Interest Entity Equity Holders

Due to legal restrictions on foreign ownership and investment in, among other areas, value‑added telecommunications services, which include the operations of ICPs, we, similar to all other entities with foreign‑incorporated holding company structures operating in our industry in China, operate our Internet businesses and other businesses in which foreign investment is restricted or prohibited in the PRC through various contractual arrangements with VIEs that are incorporated and owned by PRC citizens or by PRC entities owned and/or controlled by PRC citizens. The relevant VIEs hold the ICP licenses and other regulated licenses and operate our Internet businesses and other businesses in which foreign investment is restricted or prohibited. Specifically, for fiscal year 2023, our representative VIEs are Zhejiang Taobao Network Co., Ltd., Zhejiang Tmall Network Co., Ltd., Hangzhou Alibaba Advertising Co., Ltd., Hangzhou Ali Venture Capital Co., Ltd., Shanghai Rajax Information Technology Co., Ltd., Alibaba Cloud Computing Ltd. and Alibaba Culture Entertainment Co., Ltd. See “— C. Organizational Structure” above.

While the VIEs hold licenses and approvals and assets for regulated activities that are necessary for our business operations, as well as certain equity investments in businesses, to which foreign investments are typically restricted or prohibited under applicable PRC law, our subsidiaries hold the significant majority of our assets and operations and capture the significant majority of our revenue. Therefore, we directly capture the significant majority of the profits and associated cash flow from operations without having to rely on contractual arrangements to transfer cash flow from the VIEs to our subsidiaries.

The currently effective contractual arrangements, as described in more detail below, by and among us, our relevant subsidiaries, the VIEs, and their shareholders include loan agreements, exclusive call option agreements, proxy agreements, equity pledge agreements and exclusive services agreements. As a result of the contractual arrangements with the VIEs and their shareholders, we include the financial results of each of the VIEs in our consolidated financial statements in accordance with U.S. GAAP. The VIE structure involves risks and is subject to uncertainties under PRC laws and regulations. See “Item 3. Key Information - D. Risk Factors – Risks Related to Our Corporate Structure.”

VIE Structure

Overview

The following diagram is a simplified illustration of the typical ownership structure and contractual arrangements for VIEs:

For most of the VIEs, our group uses a different structure, or the Enhanced VIE Structure. The Enhanced VIE Structure maintains the primary legal framework that we and many peer companies in our industry have adopted to operate businesses in which foreign investment is restricted or prohibited in the PRC.

Compared with the prior VIE structure adopted by many peer companies in our industry, which uses natural persons to serve as direct or indirect equity holders of the VIE, we have designed the Enhanced VIE Structure to:

•
reduce the key man and succession risks associated with natural person VIE equity holders, through a new structure that has widely dispersed interests among natural person interest holders; and
•
create a VIE ownership structure that is more stable and self‑sustaining, by distancing the natural person interest holders with the VIE with multiple layers of legal entities, including a partnership structure and multiple layers of contractual arrangements.

VIE equity holders under the Enhanced VIE Structure

Under the Enhanced VIE Structure, a VIE is typically held by a PRC limited liability company, instead of individuals. This PRC limited liability company is directly or indirectly owned by two PRC limited partnerships, each of which holds 50% of the equity interest. Each of these partnerships is comprised of (i) a PRC limited liability company, as general partner (which is formed by a number of selected members of the Alibaba Partnership and our management who are PRC citizens), and (ii) the same group of natural persons, as limited partners. Under the terms of the relevant partnership agreements, the natural person limited partners must be members of the Alibaba Partnership or our management who are PRC citizens and as designated by the general partner of the partnership. We may also create additional holding structures in the future. For our representative VIEs, these individuals are Daniel Yong Zhang, Jessie Junfang Zheng, Xiaofeng Shao, Zeming Wu and Fang Jiang (with respect to each of Zhejiang Taobao Network Co., Ltd., Zhejiang Tmall Network Co., Ltd., Hangzhou Alibaba Advertising Co., Ltd., Hangzhou Ali Venture Capital Co., Ltd., Shanghai Rajax Information Technology Co., Ltd. and Alibaba Cloud Computing Ltd.), and Jeff Jianfeng Zhang, Winnie Jia Wen, Jie Song, Yongxin Fang and Li Cheng (with respect to Alibaba Culture Entertainment Co., Ltd.). Because Li Cheng is no longer a member of the Alibaba Partnership, we are in the process of replacing him. In addition, we are in the process of restructuring the VIEs and changing these individuals as part of our Reorganization.

The following diagram is a simplified illustration of the typical ownership structure and contractual arrangements of the VIEs under the Enhanced VIE Structure.

(1)
Selected members of the Alibaba Partnership or our management who are PRC citizens.

Under the Enhanced VIE Structure, the designated subsidiary, on the one hand, and the corresponding VIE and the multiple layers of legal entities above the VIE, as well as the natural persons described above, on the other hand, enter into contractual arrangements, which are substantially similar to the contractual arrangements we have historically used for VIEs. See “— Loan Agreements,” “— Exclusive Call Option Agreements,” “— Proxy Agreements,” “— Equity Pledge Agreements” and “— Exclusive Services Agreements” below.

There are risks associated with the VIE structure in general and the Enhanced VIE Structure. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Corporate Structure.”

The following is a summary of our typical contractual arrangements.

Loan Agreements

Pursuant to the relevant loan agreement, our respective subsidiary has granted a loan to the relevant VIE equity holders, which may only be used for the purpose of its business operation activities agreed by our subsidiary or the acquisition of the relevant VIE. Our subsidiary may require acceleration of repayment at its absolute discretion. When the VIE equity holders make early repayment of the outstanding amount, our subsidiary or a third‑party designated by it may purchase the equity interests in the VIE at a price equal to the outstanding amount of the loan, subject to any applicable PRC laws, rules and regulations. The VIE equity holders undertake not to enter into any prohibited transactions in relation to the VIE, including the transfer of any business, material assets or equity interests in the VIE to any third‑party. The parties to the loan agreement for each of the representative VIEs are the relevant VIE equity holders, on the one hand, and Taobao (China) Software Co., Ltd., Zhejiang Tmall Technology Co., Ltd., Alibaba (China) Technology Co., Ltd., Alibaba (China) Co. Ltd., Rajax Network Technology (Shanghai) Co., Ltd., Zhejiang Alibaba Cloud Computing Ltd. and Beijing Youku Technology Co., Ltd., our corresponding subsidiaries, on the other hand.

Exclusive Call Option Agreements

Under the Enhanced VIE Structure, each relevant VIE and its equity holders have jointly granted our relevant subsidiary (A) an exclusive call option to request the relevant VIE to decrease its registered capital at an exercise price equal to the higher of (i) the paid‑in registered capital in the relevant VIE and (ii) the minimum price as permitted by applicable PRC law, or the capital decrease price, and (B) an exclusive call option to subscribe for any increased capital of relevant VIE at a price equal to the capital decrease price, or the sum of the capital decrease price and the unpaid registered capital, if applicable, as of the capital decrease. Our subsidiary may nominate another entity or individual to purchase the equity interest or assets, or to subscribe for the relevant increased capital, if applicable, under the call options. Execution of each call option shall not violate the applicable PRC laws, rules and regulations. Each VIE equity holders has agreed that the following amounts, to the extent in excess of the original registered capital that they contributed to the VIE (after deduction of relevant tax expenses), belong to and shall be paid to our relevant subsidiaries: (i) proceeds from the transfer of its equity interests in the VIE, (ii) proceeds received in connection with a capital decrease in the VIE, and (iii) distributions or liquidation residuals from the disposal of its equity interests in the VIE upon termination or liquidation. Moreover, any profits, distributions or dividends (after deduction of relevant tax expenses) received by the VIE equity holder also belong to and shall be paid to our subsidiary. The exclusive call option agreements remain in effect until the equity interest or assets that are the subject of these agreements are transferred to our subsidiary. The parties to the exclusive call option agreement for each of the representative VIEs are the relevant VIE equity holder, the relevant VIE and our corresponding subsidiary.

Proxy Agreements

Pursuant to the relevant proxy agreement, each of the VIE equity holders irrevocably authorizes any person designated by our subsidiary to exercise the rights of the equity holder of the VIE, including without limitation the right to vote and appoint directors. The parties to the proxy agreement for each of the representative VIEs are the relevant VIE equity holder, the relevant VIE and our corresponding subsidiary.

Equity Pledge Agreements

Pursuant to the relevant equity pledge agreement, the relevant VIE equity holders have pledged all of their interests in the equity of the VIE as a continuing first priority security interest in favor of the corresponding subsidiary to secure the outstanding amounts advanced under the relevant loan agreements described above and to secure the performance of obligations by the VIE and/or its equity holders under the other structure contracts. Each subsidiary is entitled to exercise its right to dispose of the VIE equity holders’ pledged interests in the equity of the VIE and has priority in receiving payment by the application of proceeds from the auction or sale of the pledged interests, in the event of any breach or default under the loan agreement or other structure contracts, if applicable. These equity pledge agreements remain in force until the later of (i) the full performance of the contractual arrangements by the relevant parties, and (ii) the full repayment of the loans made to the relevant VIE equity holders. The parties to the equity pledge agreement for each of the representative VIEs are the relevant VIE equity holder, the relevant VIE and our corresponding subsidiary.

Exclusive Services Agreements

Under the Enhanced VIE Structure, each relevant VIE has entered into an exclusive service agreement with the respective subsidiary, pursuant to which our relevant subsidiary provides exclusive services to the VIE. In exchange, the VIE pays a service fee to our subsidiary, the amount of which shall be determined, to the extent permitted by applicable PRC laws as proposed by our subsidiary, resulting in a transfer of substantially all of the profits from the VIE to our subsidiary.

The exclusive call option agreements described above also entitle our subsidiary to all profits, distributions or dividends (after deduction of relevant tax expenses) to be received by the VIE equity holder, and the following amounts, to the extent in excess of the original registered capital that they contributed to the VIE (after deduction of relevant tax expenses) to be received by each VIE equity holder: (i) proceeds from the transfer of its equity interests in the VIE, (ii) proceeds received in connection with a capital decrease in the VIE, and (iii) distributions or liquidation residuals from the disposal of its equity interests in the VIE upon termination or liquidation.

In the opinion of Fangda Partners, our PRC legal counsel:

•
the ownership structures of the representative VIEs in China and our corresponding subsidiaries do not and will not violate any applicable PRC law, regulation, or rule currently in effect; and
•
the contractual arrangements between the representative VIEs, the VIE holders and our corresponding subsidiaries governed by PRC laws are valid, binding and enforceable in accordance with their terms and applicable PRC laws, rules, and regulations currently in effect, and will not violate any applicable PRC law, regulation, or rule currently in effect.

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

D. Property, Plant and Equipment

As of March 31, 2023, we occupied facilities around the world with an aggregate gross floor area of office buildings, logistics warehouses, retail space, data centers and other facilities owned by us totaling approximately 23.7 million square meters, reflecting the continuous expansion of our business. We maintain offices in many countries and regions, including Chinese mainland, Hong Kong S.A.R., Singapore and the United States. In addition, we maintain data centers in a number of countries including Chinese mainland, Hong Kong S.A.R., Indonesia, Malaysia, Thailand, India, Philippines, Australia, Singapore, UAE, Germany, the UK, Japan, South Korea and the United States.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.
Operating Results

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements and the related notes included in this annual report and in particular, “Item 4. Information on the Company — B. Business Overview.” This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information — D. Risk Factors” and elsewhere in this annual report. We have prepared our consolidated financial statements in accordance with U.S. GAAP. Our fiscal year ends on March 31 and references to fiscal years 2021, 2022 and 2023 are to the fiscal years ended March 31, 2021, 2022 and 2023, respectively.

Overview

Our total revenue increased by 19% from RMB717,289 million in fiscal year 2021 to RMB853,062 million in fiscal year 2022, and further increased by 2% to RMB868,687 million (US$126,491 million) in fiscal year 2023. Our net income decreased by 67% from RMB143,284 million in fiscal year 2021 to RMB47,079 million in fiscal year 2022, and increased by 39% to RMB65,573 million (US$9,548 million) in fiscal year 2023.

Our non-GAAP net income, which excludes the effect of share-based compensation expense, amortization and impairment of intangible assets, impairment of investments and goodwill, gain or loss on deemed disposals/disposals/revaluation of investments and certain other items, as adjusted for tax effects, decreased by 21% from RMB171,985 million in fiscal year 2021 to RMB136,388 million in fiscal year 2022. Non-GAAP net income increased by 4% to RMB141,379 million (US$20,586 million) in fiscal year 2023.

For further information on non-GAAP financial measures we use in evaluating our operating results and for financial and operational decision-making purposes, see “— Non-GAAP Measures.”

Our Operating Segments

We organize and report our business in seven operating segments:

•
China commerce;
•
International commerce;
•
Local consumer services;
•
Cainiao;
•
Cloud;
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

•
China commerce. China commerce segment mainly includes our China commerce retail businesses such as Taobao, Tmall, Taobao Deals, Taocaicai, Freshippo, Tmall Supermarket, Sun Art, Tmall Global and Alibaba Health, as well as wholesale business including 1688.com.
•
International commerce. International commerce segment mainly includes our international commerce retail and wholesale businesses such as Lazada, AliExpress, Trendyol, Daraz and Alibaba.com.
•
Local consumer services. Local consumer services segment mainly includes location-based businesses, such as Ele.me, Amap, Fliggy and Koubei.
•
Cainiao. Cainiao segment mainly includes our domestic and international one-stop-shop logistics services and supply chain management solutions.
•
Cloud. Cloud segment is comprised of Alibaba Cloud and DingTalk.
•
Digital media and entertainment. Digital media and entertainment segment is comprised of Youku, Quark, Alibaba Pictures and other content and distribution platforms, as well as our online games business.
•
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

We are in the process of implementing a new organizational and governance structure. Under the new structure, we are the holding company of six major business groups and various other businesses. The six major business groups are Cloud Intelligence Group, Taobao and Tmall Group, Local Services Group, Alibaba International Digital Commerce Group, Cainiao Smart Logistics Network Limited and Digital Media and Entertainment Group. Accordingly, we expect in the future we will update our segment reporting to reflect the new reporting structure that will be reviewed by our chief operating decision maker.

The table below sets forth supplemental financial information of our reported segments for fiscal year 2023:

	Year ended March 31, 2023
	China commerce(1)	International commerce	Local consumer services(1)	Cainiao	Cloud	Digital media and entertainment	Innovation initiatives and others	Unallocated(2)	Consolidated
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	US$
	(in millions, except percentages)
Revenue	582,731	69,204	50,112	55,681	77,203	31,482	2,274	—	868,687	126,491
Income (Loss) from operations	172,191	(8,429)	(23,302)	(3,622)	(5,151)	(4,638)	(9,409)	(17,289)	100,351	14,612
Add: Share-based compensation expense	7,969	2,716	3,672	2,218	6,561	1,756	1,658	4,281	30,831	4,489
Add: Amortization and impairment of intangible assets	4,702	93	5,609	1,013	12	1,008	844	223	13,504	1,967
Add: Impairment of goodwill	—	—	—	—	—	—	—	2,714	2,714	395
Add: Equity-settled donation expense	—	—	—	—	—	—	—	511	511	75
Adjusted EBITA	184,862	(5,620)	(14,021)	(391)	1,422	(1,874)	(6,907)	(9,560)	147,911	21,538
Adjusted EBITA margin	32%	(8)%	(28)%	(1)%	2%	(6)%	(304)%	N/A	17%

(1)
Beginning on October 1, 2022, we reclassified the results of our Instant Supermarket Delivery (全能超市) business, which was previously reported under China commerce segment, to Local consumer services segment following the strategy refinement of Instant Supermarket Delivery business to focus on building customer mindshare for grocery delivery services through Ele.me platform. This reclassification conforms to the way that we manage and monitor segment performance. Comparative figures were reclassified to conform to this presentation.
(2)
Unallocated expenses primarily relate to corporate administrative costs and other miscellaneous items that are not allocated to individual segments. The goodwill impairment, and the equity-settled donation expense related to the allotment of shares to a charitable trust, are presented as unallocated items in the segment information because our management does not consider these as part of the segment operating performance measure.

Our Monetization Model

Our marketplaces and businesses are highly synergetic, which create an ecosystem that enables consumers, merchants, brands, retailers, other businesses, third party service providers and strategic partners to interconnect and interact with each other. We leverage our leading technologies to provide various value propositions to participants in our ecosystem and realize monetization by offering different services and creating value under each of our business segments.

We derive majority of our revenue from our China commerce segment, which accounted for 70%, 69% and 67% of our total revenue in fiscal years 2021, 2022 and 2023, respectively, while International commerce segment, Local consumer services segment, Cainiao segment, Cloud segment, Digital media and entertainment segment, and Innovation initiatives and others segment contributed in aggregate 30%, 31% and 33% in fiscal years 2021, 2022 and 2023, respectively.

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

The revenue of our China commerce retail business primarily consists of customer management revenue and direct sales and other revenue. The following table sets forth the revenue from our China commerce retail business, in absolute amounts and as percentages of our total revenue, for the fiscal years presented:

	Year ended March 31,
	2021		2022		2023
	RMB	% of revenue	RMB	% of revenue	RMB	US$	% of revenue
	(in millions, except percentages)
China commerce retail
Customer management	304,543	43%	315,038	37%	290,378	42,282	33%
Direct sales and others(1) (2)	182,514	25%	259,830	30%	274,954	40,037	32%
Total	487,057	68%	574,868	67%	565,332	82,319	65%

(1)
Beginning on October 1, 2022, we reclassified the revenue of our Instant Supermarket Delivery (全能超市) business, which was previously reported under China commerce segment, as revenue from Local consumer services segment following the strategy refinement of Instant Supermarket Delivery business to focus on building customer mindshare for grocery delivery services through Ele.me platform. This reclassification conforms to the way that we manage and monitor segment performance. Comparative figures were reclassified to conform to this presentation.
(2)
Direct sales and others revenue under China commerce retail businesses primarily represents our direct sales businesses, comprising mainly Sun Art, Tmall Supermarket, Freshippo, and Alibaba Health’s direct sales businesses where revenue and the cost of inventory are recorded on a gross basis.

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
•
In-feed marketing services, where merchants primarily bid to market to groups of consumers with similar profiles that match product or service listings appearing in browser results through our online auction system on a CPC or cost-per-thousand impression (CPM) basis. We provide these services directly on our marketplaces or through collaboration with third-party affiliates.
•
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

Direct sales and others

Direct sales and other revenue from our China commerce retail businesses is primarily generated by our direct sales businesses, comprising mainly Sun Art, Tmall Supermarket, Freshippo, and Alibaba Health’s direct sales businesses and primarily consists of revenue from product sales.

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

International Commerce

International Commerce Retail

We generate revenue from our International commerce retail businesses primarily through logistics services, direct sales, commissions on transactions and P4P marketing services. We generate logistics services and direct sales revenue primarily from Lazada, Trendyol and AliExpress. Our revenue from commission is mainly contributed by transactions on AliExpress, where merchants typically pay 5% to 8% of the transaction value, and Trendyol. In addition, we generate revenue from P4P marketing services, primarily from AliExpress and Lazada’s organic traffic and its collaboration with third-party websites and mobile apps.

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

Local Consumer Services

We generate revenue from Local consumer services primarily through platform commissions and on-demand delivery services by our “To-home” business. Our revenue from platform commissions is mainly contributed by transactions on Ele.me, where merchants pay a commission based on a percentage of the transaction value. The commission percentages vary depending on product category. We also generate revenue through on-demand delivery services, including delivery of meals, food, groceries, FMCG, flowers and pharmaceutical products, for merchants and customers through Fengniao Logistics, Ele.me’s on-demand delivery network.

In addition, our “To-destination” businesses mainly generate revenue from Amap and Fliggy. Amap primarily charges a software service fee and technology service fee to enterprise customers. Revenue from Fliggy consists of commission fees paid by merchants based on a percentage of transaction value generated on Fliggy.

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

Cloud

Our Cloud businesses primarily generate revenue from the provision of public cloud services and hybrid cloud services to our domestic and international enterprise customers:

•
Public cloud services, where we generate revenue from a wide range of cloud services, including, among others, elastic computing, storage, network, database, big data, security and proprietary servers. Enterprise customers can pay for these services on a consumption or subscription basis, such as on-demand delivery of computing services and storage capacities.
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

Strategic Investments and Acquisitions. We have made, and intend to make, strategic investments and acquisitions. Our investment and acquisition strategy is focused on strengthening our ecosystem, creating strategic synergies across our businesses, and enhancing our overall value. Our strategic investments and acquisitions may adversely affect our future financial results, including our margins and our net income, at least in the short term. In addition, some of our acquisitions and investments may not be successful. We have incurred impairment charges in the past and may incur impairment charges in the future.

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

We have funded our strategic acquisitions and investments primarily from cash generated from our operations and through debt and equity financing. Our debt financing primarily consists of unsecured senior notes and bank borrowings, including an aggregate of US$8.0 billion unsecured senior notes issued in November 2014, of which US$5.05 billion was repaid in 2017, 2019 and 2021, an aggregate of US$7.0 billion unsecured senior notes issued in December 2017, of which US$0.7 billion was repaid in June 2023, an aggregate of US$5.0 billion unsecured senior notes issued in February 2021, a five-year term loan facility of US$4.0 billion drawn down in fiscal year 2017, the maturity of which has been extended to May 2024 in May 2019 and has been further extended to May 2028 in July 2023, as well as a US$6.5 billion revolving credit facility which we have not yet drawn. Going forward, we expect to fund additional investments through cash generated from our operations and through debt and equity financing when opportunities arise in the future. Although we expect our margins to be negatively affected by acquisitions of target companies with lower or negative margins, we do not expect our investment activities to have any significant negative impact on our liquidity or operations. We believe acquired businesses operating at a loss do not detract from our total value because they bring clear strategic value to us in the long run. However, there can be no assurance that our future financial results would not be materially and adversely affected if our strategic investments and acquisitions are not successful. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Industry — Sustained investment in our businesses and our focus on long-term performance and maintaining the health of our ecosystem may negatively affect our margins and our net income” and “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Industry — We face risks relating to our acquisitions, investments and alliances.”

We did not have significant strategic investment or acquisition (excluding equity transactions in subsidiaries) in fiscal year 2023 and the period through the date of this annual report.

Intangible Assets and Goodwill

When we make an acquisition, consideration that exceeds the acquisition date amounts of the acquired assets and liabilities is allocated to intangible assets and goodwill. We have and will continue to incur amortization expenses as we amortize intangible assets over their estimated useful life on a straight-line basis. We do not amortize goodwill. We test intangible assets and goodwill periodically or whenever necessary for impairment, and any impairment may materially and adversely affect our financial condition and results of operations. Some of our acquisitions and investments may not be successful, and we may incur impairment charges in the future. We recognized an impairment of goodwill of RMB25,141 million and RMB2,714 million (US$395 million) in fiscal year 2022 and 2023 respectively, in relation to Digital media and entertainment segment. For additional information, see “— Critical Accounting Policies and Estimates — Impairment Assessment on Goodwill and Intangible Assets” and “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Industry — We face risks relating to our acquisitions, investments and alliances.”

Components of Results of Operations

Revenue

The following table sets forth the principal components of our revenue for the periods indicated:

	Year ended March 31,
	2021		2022		2023
	RMB	% of revenue	RMB	% of revenue	RMB	US$	% of revenue
	(in millions, except percentages)
China commerce:
China commerce retail(1)	487,057	68%	574,868	67%	565,332	82,319	65%
China commerce wholesale	14,322	2%	16,712	2%	17,399	2,533	2%
Total China commerce	501,379	70%	591,580	69%	582,731	84,852	67%

International commerce:
International commerce retail	34,455	5%	42,668	5%	49,873	7,262	6%
International commerce wholesale	14,396	2%	18,410	2%	19,331	2,815	2%
Total International commerce	48,851	7%	61,078	7%	69,204	10,077	8%

Local consumer services(1)	35,746	5%	44,616	5%	50,112	7,297	6%
Cainiao	37,258	5%	46,107	5%	55,681	8,108	6%
Cloud	60,558	8%	74,568	9%	77,203	11,242	9%
Digital media and entertainment	31,186	4%	32,272	4%	31,482	4,584	4%
Innovation initiatives and others	2,311	1%	2,841	1%	2,274	331	0%
Total	717,289	100%	853,062	100%	868,687	126,491	100%

(1)
Beginning on October 1, 2022, we reclassified the revenue of our Instant Supermarket Delivery (全能超市) business, which was previously reported under China commerce segment, as revenue from Local consumer services segment following the strategy refinement of Instant Supermarket Delivery business to focus on building customer mindshare for grocery delivery services through Ele.me platform. This reclassification conforms to the way that we manage and monitor segment performance. Comparative figures were reclassified to conform to this presentation.

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

General and Administrative Expenses

General and administrative expenses mainly consist of salaries, bonuses, benefits and share-based compensation expense for our management and administrative employees, office facilities and other support overhead costs, professional services fees, provision for doubtful debts on receivables, charitable contributions, as well as non-recurring items, such as a fine imposed pursuant to China’s Anti-monopoly Law (the “Anti-monopoly Fine”) in fiscal year 2021.

Interest and Investment Income, Net

Interest and investment income, net mainly consists of interest income, gain or loss on deemed disposals, disposals and revaluation of our long-term equity investments and impairment of equity investments. In fiscal year 2021, we recognized a gain of RMB6.4 billion arising from the revaluation of our previously held equity interest in Sun Art upon our consolidation in October 2020.

Interest Expense

Our interest expense is comprised of interest payments and amortization of upfront fees and incidental charges primarily associated with our US$8.0 billion unsecured senior notes issued in November 2014, of which US$5.05 billion was repaid in 2017, 2019 and 2021, the US$4.0 billion five-year term loan facility drawn down in fiscal year 2017 and extended in 2023, an aggregate of US$7.0 billion unsecured senior notes issued in December 2017, of which US$700 million was repaid in June 2023, as well as an aggregate of US$5.0 billion unsecured senior notes issued in February 2021. In addition, we have a US$6.5 billion revolving credit facility, which we have not yet drawn as of the date of this annual report.

Other Income, Net

Other income, net, primarily consists of input VAT super-credit, exchange gain or loss and government grants. Exchange gain or loss, arising from our operations and treasury management activities, recognized in our income statement is largely affected by exchange rate fluctuation among Renminbi, U.S. dollar and Turkish lira. Government grants primarily relate to grants by central and local governments in connection with our contributions to technology development and investments in local business districts. These grants may not be recurring in nature, and we recognize the income when the grants are received and no further conditions need to be met.

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

Hong Kong Profits Tax

Our company’s subsidiaries incorporated in Hong Kong were subject to Hong Kong profits tax at a rate of 16.5% in fiscal years 2021, 2022 and 2023.

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

Certain subsidiaries received the above preferential tax treatments during calendar years 2020, 2021, 2022 and 2023. Four of our subsidiaries in China, Alibaba (China) Technology Co., Ltd., Taobao (China) Software Co., Ltd., Zhejiang Tmall Technology Co., Ltd., and Alibaba (China) Co., Ltd, which are our wholly-owned entities primarily involved in the operations of wholesale marketplaces, Taobao, Tmall, and technology, software research and development and relevant services, respectively, were recognized as Key Software Enterprises in calendar year of 2019 and they were subject to an EIT rate of 10%. Another one of our subsidiaries in China, Alibaba (Beijing) Software Services Co., Ltd., which is our wholly-owned entity primarily engaged in the operations of technology, software research and development and relevant services, was recognized as a Software Enterprise and was thereby entitled to an income tax exemption for two years beginning from its first profitable calendar year 2017, and a 50% reduction in the standard statutory rate for the subsequent three consecutive years starting from the calendar year 2019. In the calendar year 2019, Alibaba (Beijing) Software Services Co., Ltd. was recognized as a Key Software Enterprise and therefore an EIT rate of 10% was applicable.

Key Software Enterprise (KSE) status is subject to review by the relevant authorities every year and the timing of annual review and notification by the relevant authorities may vary from year to year. The related reduction in tax expense as a result of official notification confirming KSE status is accounted for upon receipt of such notification. For the calendar years of 2020, 2021 and 2022, Alibaba (China) Technology Co., Ltd., Taobao (China) Software Co., Ltd., Zhejiang Tmall Technology Co., Ltd., and Alibaba (China) Co., Ltd. did not obtain the KSE status and therefore applied an EIT rate of 15% as High and New Technology Enterprises and Alibaba (Beijing) Software Services Co., Ltd. applied an EIT rate of 12.5% (50% reduction in the standard statutory rate) as a Software Enterprise for the calendar years of 2020 and 2021 and applied an EIT rate of 15% as High and New Technology Enterprise for the calendar year of 2022.

VAT and Other Levies

Our major PRC subsidiaries are subject to VAT on revenue earned for our services under a national VAT reform program. In general, the applicable VAT rate on the revenue earned for services is 6% with companies entitled to crediting VAT paid on certain purchases against VAT on sales. Revenue is recognized net of VAT in our consolidated income statement.

PRC Withholding Tax

Pursuant to the EIT Law, a 10% withholding tax is generally levied on dividends declared by companies in China to their non-resident enterprise investors. A lower withholding tax rate of 5% is applicable for direct foreign investors incorporated in Hong Kong with at least 25% equity interest in the PRC company and meeting the relevant conditions or requirements pursuant to the tax arrangement between Chinese mainland and Hong Kong S.A.R. As the equity holders of our PRC operating subsidiaries are qualified Hong Kong incorporated companies, our deferred tax liabilities for distributable earnings are calculated at a 5% withholding tax rate. As of March 31, 2023, we have accrued the withholding tax on substantially all of the earnings distributable by our subsidiaries in China, except for those being reserved for permanent reinvestment in China of RMB233.6 billion (US$34.0 billion).

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

We recognized share-based compensation expense of RMB50,120 million, RMB23,971 million and RMB30,831 million (US$4,489 million) in fiscal years 2021, 2022 and 2023, respectively, representing 7%, 3% and 4% of our revenue in those respective periods.

The following table sets forth an analysis of share-based compensation expense by function for the periods indicated:

	Year ended March 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
	(in millions)
Cost of revenue	11,224	5,725	5,710	831
Product development expenses	21,474	11,035	13,514	1,968
Sales and marketing expenses	5,323	3,050	3,710	540
General and administrative expenses	12,099	4,161	7,897	1,150
Total	50,120	23,971	30,831	4,489

The following table sets forth an analysis of share-based compensation expense by type of awards:

	Year ended March 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
	(in millions)
Alibaba Group share-based awards(1)	29,317	30,576	24,900	3,626
Ant Group share-based awards(2)	17,315	(11,585)	668	97
Others(3)	3,488	4,980	5,263	766
Total	50,120	23,971	30,831	4,489

(1)
This represents Alibaba Group share-based awards granted to our employees.
(2)
This represents Ant Group share-based awards granted to our employees, which is subject to mark-to-market accounting treatment.
(3)
This represents share-based awards of our subsidiaries.

Share-based compensation expense increased in fiscal year 2023 as compared to fiscal year 2022, primarily because the share-based compensation expense related to Ant Group share-based awards was a net reversal in fiscal year 2022 as a result of the recognition of a decrease in the value of such awards. The increase was partially offset by the decrease in the share-based compensation expense related to Alibaba Group share-based awards due to the general decrease in the average fair market value of the awards granted by Alibaba Group.

We expect that our share-based compensation expense will continue to be affected by changes in the fair value of the underlying awards and the quantity of awards we grant in the future. See “— Critical Accounting Policies and Estimates — Share-based Compensation Expense and Valuation of the Underlying Awards” below for additional information regarding our share-based compensation expense.

Results of Operations

The following tables set out our consolidated results of operations for the periods indicated:

	Year ended March 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
	(in millions, except per share data)
Revenue
China commerce	501,379	591,580	582,731	84,852
International commerce	48,851	61,078	69,204	10,077
Local consumer services	35,746	44,616	50,112	7,297
Cainiao	37,258	46,107	55,681	8,108
Cloud	60,558	74,568	77,203	11,242
Digital media and entertainment	31,186	32,272	31,482	4,584
Innovation initiatives and others	2,311	2,841	2,274	331
Total	717,289	853,062	868,687	126,491
Cost of revenue	(421,205)	(539,450)	(549,695)	(80,042)
Product development expenses	(57,236)	(55,465)	(56,744)	(8,263)
Sales and marketing expenses	(81,519)	(119,799)	(103,496)	(15,070)
General and administrative expenses	(55,224)	(31,922)	(42,183)	(6,142)
Amortization and impairment of intangible assets	(12,427)	(11,647)	(13,504)	(1,967)
Impairment of goodwill	—	(25,141)	(2,714)	(395)
Income from operations	89,678	69,638	100,351	14,612
Interest and investment income, net	72,794	(15,702)	(11,071)	(1,612)
Interest expense	(4,476)	(4,909)	(5,918)	(862)
Other income, net	7,582	10,523	5,823	848
Income before income tax and share of results of equity method investees	165,578	59,550	89,185	12,986
Income tax expenses	(29,278)	(26,815)	(15,549)	(2,264)
Share of results of equity method investees	6,984	14,344	(8,063)	(1,174)
Net income	143,284	47,079	65,573	9,548
Net loss attributable to noncontrolling interests	7,294	15,170	7,210	1,050
Net income attributable to Alibaba Group Holding Limited	150,578	62,249	72,783	10,598
Accretion of mezzanine equity	(270)	(290)	(274)	(40)
Net income attributable to ordinary shareholders	150,308	61,959	72,509	10,558
Earnings per share attributable to ordinary shareholders:(1)
Basic	6.95	2.87	3.46	0.50
Diluted	6.84	2.84	3.43	0.50
Earnings per ADS attributable to ordinary shareholders:(1)
Basic	55.63	22.99	27.65	4.03
Diluted	54.70	22.74	27.46	4.00

(1)
Each ADS represents eight Shares.

	Year ended March 31,
	2021	2022	2023
	%	%	%
	(as percentage of revenue)
Revenue
China commerce	70	69	67
International commerce	7	7	8
Local consumer services	5	5	6
Cainiao	5	5	6
Cloud	8	9	9
Digital media and entertainment	4	4	4
Innovation initiatives and others	1	1	—
Total	100	100	100
Cost of revenue	(59)	(63)	(63)
Product development expenses	(8)	(7)	(7)
Sales and marketing expenses	(11)	(14)	(12)
General and administrative expenses	(8)	(4)	(5)
Amortization and impairment of intangible assets	(1)	(1)	(1)
Impairment of goodwill	—	(3)	—
Income from operations	13	8	12
Interest and investment income, net	10	(1)	(1)
Interest expense	(1)	(1)	(1)
Other income, net	1	1	—
Income before income tax and share of results of equity method investees	23	7	10
Income tax expenses	(4)	(3)	(1)
Share of results of equity method investees	1	2	(1)
Net income	20	6	8
Net loss attributable to noncontrolling interests	1	2	—
Net income attributable to Alibaba Group Holding Limited	21	8	8
Accretion of mezzanine equity	—	—	—
Net income attributable to ordinary shareholders	21	8	8

Segment Information for Fiscal Years 2021, 2022 and 2023

The tables below set forth certain financial information of our operating segments for the periods indicated:

	Year ended March 31, 2023
	China commerce(1)	International commerce	Local consumer services(1)	Cainiao	Cloud	Digital media and entertainment	Innovation initiatives and others	Unallocated(2)	Consolidated
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	US$
	(in millions, except percentages)
Revenue	582,731	69,204	50,112	55,681	77,203	31,482	2,274	—	868,687	126,491
Income (Loss) from operations	172,191	(8,429)	(23,302)	(3,622)	(5,151)	(4,638)	(9,409)	(17,289)	100,351	14,612
Add: Share-based compensation expense	7,969	2,716	3,672	2,218	6,561	1,756	1,658	4,281	30,831	4,489
Add: Amortization and impairment of intangible assets	4,702	93	5,609	1,013	12	1,008	844	223	13,504	1,967
Add: Impairment of goodwill	—	—	—	—	—	—	—	2,714	2,714	395
Add: Equity-settled donation expense	—	—	—	—	—	—	—	511	511	75
Adjusted EBITA	184,862	(5,620)	(14,021)	(391)	1,422	(1,874)	(6,907)	(9,560)	147,911	21,538
Adjusted EBITA margin	32%	(8)%	(28)%	(1)%	2%	(6)%	(304)%	N/A	17%

	Year ended March 31, 2022
	China commerce(1)	International commerce	Local consumer services(1)	Cainiao	Cloud	Digital media and entertainment	Innovation initiatives and others	Unallocated(2)	Consolidated
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(in millions, except percentages)
Revenue	591,580	61,078	44,616	46,107	74,568	32,272	2,841	—	853,062
Income (Loss) from operations	172,536	(10,655)	(30,802)	(3,920)	(5,167)	(7,019)	(9,424)	(35,911)	69,638
Add: Share-based compensation expense	7,078	1,569	2,556	1,396	6,297	1,520	1,839	1,716	23,971
Add: Amortization of intangible assets	2,817	95	6,154	1,059	16	809	456	241	11,647
Add: Impairment of goodwill	—	—	—	—	—	—	—	25,141	25,141
Adjusted EBITA	182,431	(8,991)	(22,092)	(1,465)	1,146	(4,690)	(7,129)	(8,813)	130,397
Adjusted EBITA margin	31%	(15)%	(50)%	(3)%	2%	(15)%	(251)%	N/A	15%

	Year ended March 31, 2021
	China commerce(1)	International commerce	Local consumer services(1)	Cainiao	Cloud	Digital media and entertainment	Innovation initiatives and others	Unallocated(2)	Consolidated
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(in millions, except percentages)
Revenue	501,379	48,851	35,746	37,258	60,558	31,186	2,311	—	717,289
Income (Loss) from operations	197,232	(9,361)	(29,197)	(3,964)	(12,479)	(10,321)	(7,802)	(34,430)	89,678
Add: Share-based compensation expense	14,505	4,223	4,972	1,956	10,205	3,281	2,518	8,460	50,120
Add: Amortization of intangible assets	1,922	206	7,852	1,195	23	922	83	224	12,427
Add: Anti-monopoly Fine(3)	—	—	—	—	—	—	—	18,228	18,228
Adjusted EBITA	213,659	(4,932)	(16,373)	(813)	(2,251)	(6,118)	(5,201)	(7,518)	170,453
Adjusted EBITA margin	43%	(10)%	(46)%	(2)%	(4)%	(20)%	(225)%	N/A	24%

(1)
Beginning on October 1, 2022, we reclassified the results of our Instant Supermarket Delivery (全能超市) business, which was previously reported under China commerce segment, to Local consumer services segment following the strategy refinement of Instant Supermarket Delivery business to focus on building customer mindshare for grocery delivery services through Ele.me platform. This reclassification conforms to the way that we manage and monitor segment performance. Comparative figures were reclassified to conform to this presentation.
(2)
Unallocated expenses primarily relate to corporate administrative costs and other miscellaneous items that are not allocated to individual segments. The goodwill impairment, and the equity-settled donation expense related to the allotment of shares to a charitable trust, are presented as unallocated items in the segment information because our management does not consider these as part of the segment operating performance measure.
(3)
For a description of the relevant PRC Anti-monopoly investigation and administrative penalty decision, see “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal and Administrative Proceedings — PRC Anti-monopoly Investigation and Administrative Penalty Decision.”

Non-GAAP Measures

We use adjusted EBITDA (including adjusted EBITDA margin), adjusted EBITA (including adjusted EBITA margin), non‑GAAP net income, non‑GAAP diluted earnings per share/ADS and free cash flow, each a non‑GAAP financial measure, in evaluating our operating results and for financial and operational decision‑making purposes.

We believe that adjusted EBITDA, adjusted EBITA, non‑GAAP net income and non‑GAAP diluted earnings per share/ADS help identify underlying trends in our business that could otherwise be distorted by the effect of certain income or expenses that we include in income from operations, net income and diluted earnings per share/ADS. We believe that these non‑GAAP measures provide useful information about our core operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision‑making. We present three different income measures, namely adjusted EBITDA, adjusted EBITA and non-GAAP net income in order to provide more information and greater transparency to investors about our operating results.

We consider free cash flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by our business that can be used for strategic corporate transactions, including investing in our new business initiatives, making strategic investments and acquisitions and strengthening our balance sheet.

Adjusted EBITDA, adjusted EBITA, non‑GAAP net income, non‑GAAP diluted earnings per share/ADS and free cash flow should not be considered in isolation or construed as an alternative to income from operations, net income, diluted earnings per share/ADS, cash flows or any other measure of performance or as an indicator of our operating performance. These non‑GAAP financial measures presented here do not have standardized meanings prescribed by U.S. GAAP and may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data.

Adjusted EBITDA represents net income before (i) interest and investment income, net, interest expense, other income, net, income tax expenses and share of results of equity method investees, (ii) certain non‑cash expenses, consisting of share‑based compensation expense, amortization and impairment of intangible assets, depreciation and impairment of property and equipment, operating lease cost relating to land use rights, and impairment of goodwill, and (iii) Anti-monopoly Fine, as well as equity-settled donation expense, which we do not believe are reflective of our core operating performance during the periods presented.

Adjusted EBITA represents net income before (i) interest and investment income, net, interest expense, other income, net, income tax expenses and share of results of equity method investees, (ii) certain non‑cash expenses, consisting of share‑based compensation expense, amortization and impairment of intangible assets and impairment of goodwill, and (iii) Anti-monopoly Fine, as well as equity-settled donation expense, which we do not believe are reflective of our core operating performance during the periods presented.

Non‑GAAP net income represents net income before share‑based compensation expense, amortization and impairment of intangible assets, impairment of goodwill and investments, gain or loss on deemed disposals/disposals/revaluation of investments, Anti-monopoly Fine, as well as equity-settled donation expense and others, as adjusted for the tax effects.

Non‑GAAP diluted earnings per share represents non‑GAAP net income attributable to ordinary shareholders divided by the weighted average number of shares for computing non-GAAP diluted earnings per share, on a diluted basis. Non-GAAP diluted earnings per ADS represents non-GAAP diluted earnings per share after adjusting for the ordinary share-to-ADS ratio.

Free cash flow represents net cash provided by operating activities as presented in our consolidated cash flow statement less purchases of property and equipment (excluding acquisition of land use rights and construction in progress relating to office campuses) and intangible assets (excluding those acquired through acquisitions), as well as adjustments to exclude from net cash provided by operating activities the buyer protection fund deposits from merchants on our marketplaces. We deduct certain items of cash flows from investing activities in order to provide greater transparency into cash flow from our revenue-generating business operations. We exclude “acquisition of land use rights and construction in progress relating to office campuses” because the office campuses are used by us for corporate and administrative purposes and are not directly related to our revenue-generating business operations. We also exclude buyer protection fund deposits from merchants on our marketplaces because these deposits are restricted for the purpose of compensating buyers for claims against merchants.

The following table sets forth a reconciliation of our net income to adjusted EBITA and adjusted EBITDA for the periods indicated:

	Year ended March 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
	(in millions)
Net income	143,284	47,079	65,573	9,548
Adjustments to reconcile net income to adjusted EBITA and adjusted EBITDA:
Interest and investment income, net	(72,794)	15,702	11,071	1,612
Interest expense	4,476	4,909	5,918	862
Other income, net	(7,582)	(10,523)	(5,823)	(848)
Income tax expenses	29,278	26,815	15,549	2,264
Share of results of equity method investees	(6,984)	(14,344)	8,063	1,174
Income from operations	89,678	69,638	100,351	14,612
Share-based compensation expense	50,120	23,971	30,831	4,489
Amortization and impairment of intangible assets	12,427	11,647	13,504	1,967
Impairment of goodwill	—	25,141	2,714	395
Equity-settled donation expense	—	—	511	75
Anti-monopoly Fine(1)	18,228	—	—	—
Adjusted EBITA	170,453	130,397	147,911	21,538
Depreciation and impairment of property and equipment, and operating lease cost relating to land use rights	26,389	27,808	27,799	4,047
Adjusted EBITDA	196,842	158,205	175,710	25,585

(1)
For a description of the relevant PRC Anti-monopoly investigation and administrative penalty decision, see “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal and Administrative Proceedings — PRC Anti-monopoly Investigation and Administrative Penalty Decision.”

The following table sets forth a reconciliation of our net income to non‑GAAP net income for the periods indicated:

	Year ended March 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
	(in millions)
Net income	143,284	47,079	65,573	9,548
Adjustments to reconcile net income to non-GAAP net income:
Share-based compensation expense	50,120	23,971	30,831	4,489
Amortization and impairment of intangible assets	12,427	11,647	13,504	1,967
Impairment of goodwill and investments	14,737	40,264	24,351	3,546
(Gain) Loss on deemed disposals/disposals/revaluation of investments and others	(66,305)	21,671	13,857	2,017
Equity-settled donation expense	—	—	511	75
Anti-monopoly Fine(1)	18,228	—	—	—
Tax effects(2)	(506)	(8,244)	(7,248)	(1,056)
Non‑GAAP net income	171,985	136,388	141,379	20,586

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

The following table sets forth a reconciliation of our diluted earnings per share/ADS to non‑GAAP diluted earnings per share/ADS for the periods indicated:

	Year ended March 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
	(in millions, except per share data)
Net income attributable to ordinary shareholders - basic	150,308	61,959	72,509	10,558
Dilution effect on earnings arising from share-based awards operated by equity method investees and subsidiaries	(55)	(37)	(38)	(5)
Net income attributable to ordinary shareholders - diluted	150,253	61,922	72,471	10,553
Non-GAAP adjustments to net income attributable to ordinary shareholders(1)	28,701	81,593	71,520	10,414
Non-GAAP net income attributable to ordinary shareholders for computing non-GAAP diluted earnings per share/ADS	178,954	143,515	143,991	20,967
Weighted average number of shares on a diluted basis for computing non-GAAP diluted earnings per share/ADS (million shares)(4)	21,982	21,787	21,114
Diluted earnings per share(2) (4)	6.84	2.84	3.43	0.50
Non-GAAP diluted earnings per share(3) (4)	8.14	6.59	6.82	0.99
Diluted earnings per ADS(2) (4)	54.70	22.74	27.46	4.00
Non-GAAP diluted earnings per ADS(3) (4)	65.15	52.69	54.56	7.94

(1)
See the table above regarding the reconciliation of net income to non‑GAAP net income for more information of these non‑GAAP adjustments.
(2)
Diluted earnings per share is derived from dividing net income attributable to ordinary shareholders by the weighted average number of shares, on a diluted basis. Diluted earnings per ADS is derived from the diluted earnings per share after adjusting for the ordinary share-to-ADS ratio.
(3)
Non-GAAP diluted earnings per share is derived from dividing non-GAAP net income attributable to ordinary shareholders by the weighted average number of outstanding shares for computing non-GAAP diluted earnings per share, on a diluted basis. Non-GAAP diluted earnings per ADS is derived from the non-GAAP diluted earnings per share after adjusting for the ordinary share-to-ADS ratio.
(4)
Each ADS represents eight Shares.

The following table sets forth a reconciliation of net cash provided by operating activities to free cash flow for the periods indicated:

	Year ended March 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
	(in millions)
Net cash provided by operating activities	231,786	142,759	199,752	29,086
Less: Purchase of property and equipment (excluding land use rights and construction in progress relating to office campuses)	(36,160)	(42,028)	(30,373)	(4,423)
Less: Purchase of intangible assets (excluding those acquired through acquisitions)	(1,735)	(15)	(22)	(3)
Less: Changes in the buyer protection fund deposits	(21,229)	(1,842)	2,306	336
Free cash flow	172,662	98,874	171,663	24,996

Comparison of Fiscal Years 2022 and 2023

Revenue

	Year ended March 31,
	2022	2023
	RMB	RMB	US$	% Change
	(in millions, except percentages)
China commerce(1)	591,580	582,731	84,852	(1)%
International commerce	61,078	69,204	10,077	13%
Local consumer services(1)	44,616	50,112	7,297	12%
Cainiao	46,107	55,681	8,108	21%
Cloud	74,568	77,203	11,242	4%
Digital media and entertainment	32,272	31,482	4,584	(2)%
Innovation initiatives and others	2,841	2,274	331	(20)%
Total revenue	853,062	868,687	126,491	2%

(1)
Beginning on October 1, 2022, we reclassified the revenue of our Instant Supermarket Delivery (全能超市) business, which was previously reported under China commerce segment, as revenue from Local consumer services segment following the strategy refinement of Instant Supermarket Delivery business to focus on building customer mindshare for grocery delivery services through Ele.me platform. This reclassification conforms to the way that we manage and monitor segment performance. Comparative figures were reclassified to conform to this presentation.

Total revenue increased by 2% from RMB853,062 million in fiscal year 2022 to RMB868,687 million (US$126,491 million) in fiscal year 2023.

China Commerce

(i)
Segment revenue
•
China Commerce Retail Business

Revenue from our China commerce retail business in fiscal year 2023 was RMB565,332 million (US$82,319 million), decreased by 2% compared to RMB574,868 million in fiscal year 2022. Customer management revenue decreased by 8% year-over-year, primarily due to mid-single-digit decline of online physical goods GMV generated on Taobao and Tmall, excluding unpaid orders year-over-year, which was mainly due to soft consumption demand and ongoing competition as well as supply chain and logistics disruptions due to COVID-19.

Direct sales and others revenue under China commerce retail business in fiscal year 2023 was RMB274,954 million (US$40,037 million), increased by 6% compared to RMB259,830 million in fiscal year 2022, primarily due to the revenue growth contributed by our Freshippo and Alibaba Health’s direct sales businesses.

•
China Commerce Wholesale Business

Revenue from our China commerce wholesale business in fiscal year 2023 was RMB17,399 million (US$2,533 million), increased by 4% compared to RMB16,712 million in fiscal year 2022. The increase was primarily due to the increase in revenue from value-added services to paying members.

(ii)
Segment adjusted EBITA

China commerce adjusted EBITA increased by 1% to RMB184,862 million (US$26,918 million) in fiscal year 2023, compared to RMB182,431 million in fiscal year 2022. The increase was primarily due to reduced losses of Taobao Deals, Freshippo and Taocaicai, partly offset by a decrease in profit from customer management services. Adjusted EBITA margin increased from 31% in fiscal year 2022 to 32% in fiscal year 2023. During fiscal year 2023, Taobao Deals significantly narrowed losses year-over-year, driven by optimized spending in user acquisition. Freshippo significantly narrowed losses year-over-year, as Freshippo continued to strengthen its merchandising capabilities and improve its operating efficiency. Taocaicai significantly narrowed losses year-over-year, driven by improving overall operating efficiency.

International Commerce

(i)
Segment revenue
•
International Commerce Retail Business

Revenue from our International commerce retail business in fiscal year 2023 was RMB49,873 million (US$7,262 million), increased by 17% compared to RMB42,668 million in fiscal year 2022. The increase was mainly attributable to the growth in revenue generated by Trendyol and Lazada. The increase in revenue from Trendyol resulted from more efficient use of subsidies and robust year-over-year order growth. Increase in revenue contributed by Lazada was the result of continuous improvement in monetization rate by offering more value-added services.

•
International Commerce Wholesale Business

Revenue from our International commerce wholesale business in fiscal year 2023 was RMB19,331 million (US$2,815 million), increased by 5% compared to RMB18,410 million in fiscal year 2022. The increase was primarily due to increases in revenue generated by cross-border related value-added services.

(ii)
Segment adjusted EBITA

International commerce adjusted EBITA was a loss of RMB5,620 million (US$818 million) in fiscal year 2023, compared to a loss of RMB8,991 million in fiscal year 2022. The decrease in loss year-over-year was primarily due to the reduced losses from Trendyol and Lazada. The reduced loss from Trendyol is primarily due to revenue growth and enhanced operating efficiency. Narrowing of loss from Lazada was a result of continuous improvement in monetization rate by offering more value-added services as well as enhanced operating efficiency.

Local Consumer Services

(i)
Segment revenue

Revenue from Local consumer services was RMB50,112 million (US$7,297 million) in fiscal year 2023, increased by 12% compared to RMB44,616 million in fiscal year 2022, primarily driven by higher average order value of Ele.me and strong order growth of Amap.

(ii)
Segment adjusted EBITA

Local consumer services adjusted EBITA was a loss of RMB14,021 million (US$2,041 million) in fiscal year 2023, compared to a loss of RMB22,092 million in fiscal year 2022, primarily due to the continued narrowing of loss from our “To-Home” business. Narrowing of loss from our “To-Home” business was driven by Ele.me’s improved unit economics per order, which was due to increased average order value and reduced delivery cost per order year-over-year.

Cainiao

(i)
Segment revenue

Revenue from Cainiao, which represents revenue from its domestic and international one-stop-shop logistics services and supply chain management solutions, after inter-segment elimination, was RMB55,681 million (US$8,108 million) in fiscal year 2023, increased by 21% compared to RMB46,107 million in fiscal year 2022, primarily contributed by the increase in revenue from domestic consumer logistics services as a result of service model upgrade since late 2021 whereby Cainiao took on more responsibilities throughout the logistics process to better serve customers and enhance customer experience, as well as the increase in revenue from international fulfillment solution services.

Total revenue generated by Cainiao, before inter-segment elimination, which includes revenue from services provided to other Alibaba businesses, was RMB77,512 million (US$11,287 million), increased by 16% compared to RMB66,808 million in fiscal year 2022. In fiscal year 2023, 72% of Cainiao's total revenue was generated from external customers.

(ii)
Segment adjusted EBITA

Cainiao adjusted EBITA was a loss of RMB391 million (US$57 million) in fiscal year 2023, compared to a loss of RMB1,465 million in fiscal year 2022, mainly due to improved operating results from International fulfillment solution service and improved operating efficiency in consumer logistics services and domestic fulfillment solution services.

Cloud

(i)
Segment revenue

Revenue from our Cloud segment, after inter-segment elimination, was RMB77,203 million (US$11,242 million) in fiscal year 2023, increased by 4% year-over-year compared to RMB74,568 million in fiscal year 2022. Year-over-year revenue growth of our Cloud segment reflected the revenue growth from non-Internet industries driven by solid growth of revenue from financial services, automobile industries and retail industries, which was partially offset by the decline in revenue from customers in the Internet industry mainly driven by declining revenue from a top customer in the Internet industry phasing out using our overseas cloud services for its international business due to non-product related reasons.

Total revenue from our Cloud business, before inter-segment elimination, which includes revenue from services provided to other Alibaba businesses, was RMB101,950 million (US$14,845 million), increased by 2% compared to RMB100,180 million in fiscal year 2022.

(ii)
Segment adjusted EBITA

Cloud adjusted EBITA was RMB1,422 million (US$207 million) in fiscal year 2023, compared to RMB1,146 million in fiscal year 2022.

Digital Media and Entertainment

(i)
Segment revenue

Revenue from our Digital media and entertainment segment in fiscal year 2023 was RMB31,482 million (US$4,584 million), decreased by 2%, compared to RMB32,272 million in fiscal year 2022.

(ii)
Segment adjusted EBITA

Digital media and entertainment adjusted EBITA in fiscal year 2023 was a loss of RMB1,874 million (US$273 million), compared to a loss of RMB4,690 million in fiscal year 2022, primarily due to the narrowing of loss from Youku driven by disciplined investment in content and production capability.

Innovation Initiatives and Others

(i)
Segment revenue

Revenue from Innovation initiatives and others was RMB2,274 million (US$331 million) in fiscal year 2023, decreased by 20% compared to RMB2,841 million in fiscal year 2022.

(ii)
Segment adjusted EBITA

Innovation initiatives and others adjusted EBITA in fiscal year 2023 was a loss of RMB6,907 million (US$1,006 million), compared to a loss of RMB7,129 million in fiscal year 2022.

Cost of Revenue

	Year ended March 31,
	2022	2023
	RMB	RMB	US$	% Change
	(in millions, except percentages)
Cost of revenue	539,450	549,695	80,042	2%
Percentage of revenue	63%	63%
Share-based compensation expense included in cost of revenue	5,725	5,710	831	0%
Percentage of revenue	1%	1%
Cost of revenue excluding share-based compensation expense	533,725	543,985	79,211	2%
Percentage of revenue	62%	62%

Our cost of revenue increased by 2% from RMB539,450 million in fiscal year 2022 to RMB549,695 million (US$80,042 million) in fiscal year 2023. Without the effect of share-based compensation expense, cost of revenue as a percentage of revenue would have remained stable at 62% in fiscal year 2023 compared to fiscal year 2022.

Product Development Expenses

	Year ended March 31,
	2022	2023
	RMB	RMB	US$	% Change
	(in millions, except percentages)
Product development expenses	55,465	56,744	8,263	2%
Percentage of revenue	7%	7%
Share-based compensation expense included in product development expenses	11,035	13,514	1,968	22%
Percentage of revenue	1%	2%
Product development expenses excluding share-based compensation expense	44,430	43,230	6,295	(3)%
Percentage of revenue	6%	5%

Our product development expenses increased by 2% from RMB55,465 million in fiscal year 2022 to RMB56,744 million (US$8,263 million) in fiscal year 2023. Without the effect of share-based compensation expense, product development expenses as a percentage of revenue would have decreased from 6% in fiscal year 2022 to 5% in fiscal year 2023.

Sales and Marketing Expenses

	Year ended March 31,
	2022	2023
	RMB	RMB	US$	% Change
	(in millions, except percentages)
Sales and marketing expenses	119,799	103,496	15,070	(14)%
Percentage of revenue	14%	12%
Share-based compensation expense included in sales and marketing expenses	3,050	3,710	540	22%
Percentage of revenue	0%	0%
Sales and marketing expenses excluding share-based compensation expense	116,749	99,786	14,530	(15)%
Percentage of revenue	14%	12%

Our sales and marketing expenses decreased by 14% from RMB119,799 million in fiscal year 2022 to RMB103,496 million (US$15,070 million) in fiscal year 2023. Without the effect of share-based compensation expense, sales and marketing expenses as a percentage of revenue would have decreased from 14% in fiscal year 2022 to 12% in fiscal year 2023.

General and Administrative Expenses

	Year ended March 31,
	2022	2023
	RMB	RMB	US$	% Change
	(in millions, except percentages)
General and administrative expenses	31,922	42,183	6,142	32%
Percentage of revenue	4%	5%
Share-based compensation expense included in general and administrative expenses	4,161	7,897	1,150	90%
Percentage of revenue	1%	1%
General and administrative expenses excluding share-based compensation expense	27,761	34,286	4,992	24%
Percentage of revenue	3%	4%

Our general and administrative expenses increased by 32% from RMB31,922 million in fiscal year 2022 to RMB42,183 million (US$6,142 million) in fiscal year 2023. Without the effect of share-based compensation expense, general and administrative expenses as a percentage of revenue would have increased from 3% in fiscal year 2022 to 4% in fiscal year 2023.

Amortization and impairment of intangible assets

	Year ended March 31,
	2022	2023
	RMB	RMB	US$	% Change
	(in millions, except percentages)
Amortization and impairment of intangible assets	11,647	13,504	1,967	16%
Percentage of revenue	1%	1%

Amortization and impairment of intangible assets increased by 16% from RMB11,647 million in fiscal year 2022 to RMB13,504 million (US$1,967 million) in fiscal year 2023.

Impairment of goodwill

Impairment of goodwill in fiscal year 2023 was RMB2,714 million (US$395 million), decreased by 89% or RMB22,427 million from RMB25,141 million in fiscal year 2022. Impairment recorded in both years represents the amount by which the carrying value of certain reporting units within Digital media and entertainment segment exceeds their fair value, based on an annual goodwill impairment assessment.

Income from Operations and Operating Margin

	Year ended March 31,
	2022	2023
	RMB	RMB	US$	% Change
	(in millions, except percentages)
Income from operations	69,638	100,351	14,612	44%
Percentage of revenue	8%	12%
Share-based compensation expense included in income from operations	23,971	30,831	4,489	29%
Percentage of revenue	3%	4%
Income from operations excluding share-based compensation expense	93,609	131,182	19,101	40%
Percentage of revenue	11%	16%

Our income from operations increased by 44% from RMB69,638 million, or 8% of revenue, in fiscal year 2022 to RMB100,351 million (US$14,612 million), or 12% of revenue, in fiscal year 2023. During fiscal year 2023, we recorded a RMB2,714 million (US$395 million) impairment of goodwill in relation to the Digital media and entertainment segment, and a RMB2,811 million (US$409 million) impairment of intangible assets. During fiscal year 2022, we recorded a RMB25,141 million impairment of goodwill in relation to the Digital media and entertainment segment and a RMB13,046 million reversal of share-based compensation expense related to the mark-to-market adjustment of Ant Group share-based awards granted to our employees.

All of these impacts were excluded from our non-GAAP measures of profitability. Excluding these impacts, income from operations would have increased by RMB24,143 million year-over-year, from RMB81,733 million in fiscal year 2022 to RMB105,876 million (US$15,417 million) in fiscal year 2023, primarily due to the narrowed adjusted EBITA losses of Local consumer services, International commerce and Digital media and entertainment, as well as an increase in China commerce adjusted EBITA.

Interest and Investment Income, Net

Interest and investment income, net in fiscal year 2023 was a loss of RMB11,071 million (US$1,612 million), compared to a loss of RMB15,702 million in fiscal year 2022. The year-over-year decrease in loss was primarily due to the decrease in net losses arising from the changes in fair value of our equity investments.

Other Income, Net

Other income, net in fiscal year 2023 was RMB5,823 million (US$848 million), compared to RMB10,523 million in fiscal year 2022. The year-over-year decrease was primarily due to the net exchange losses in fiscal year 2023, compared to net exchange gains in fiscal year 2022.

Income Tax Expenses

Income tax expenses in fiscal year 2023 were RMB15,549 million (US$2,264 million), compared to RMB26,815 million in fiscal year 2022. Excluding share-based compensation expense, revaluation and disposal gains/losses of investments, impairment of goodwill and investments, as well as the deferred tax effects on basis differences arising from equity method investees, our effective tax rate would have been 17% in fiscal year 2023.

Share of Results of Equity Method Investees

Share of results of equity method investees in fiscal year 2023 was a loss of RMB8,063 million (US$1,174 million), compared to a profit of RMB14,344 million in fiscal year 2022.

Share of results of equity method investees in fiscal years 2022 and 2023 consisted of the following:

	Year ended March 31,
	2022	2023
	RMB	RMB	US$
	(in millions)
Share of profit (loss) of equity method investees:
Ant Group	24,084	10,294	1,499
Others	(89)	(5,481)	(798)
Impairment loss	(6,201)	(8,310)	(1,210)
Others(1)	(3,450)	(4,566)	(665)
Total	14,344	(8,063)	(1,174)

(1)
“Others” mainly include basis differences arising from equity method investees, share-based compensation expense related to share-based awards granted to employees of our equity method investees, as well as gain or loss arising from the deemed disposal of the equity method investees.

We record our share of results of all equity method investees one quarter in arrears. In connection with our share of profit of Ant Group, the year-over-year decrease was mainly due to decrease in net investment gains from the investments held by Ant Group and decrease in Ant Group's operating profit. The decrease in share of results of other equity method investees was mainly due to the general decline in financial performance of our equity method investees.

Net Income

Our net income in fiscal year 2023 was RMB65,573 million (US$9,548 million), increased by 39% or RMB18,494 million compared to RMB47,079 million in fiscal year 2022. The year-over-year increase was primarily due to the increase in income from operations and the decrease in net losses arising from changes in the fair values of our equity investments, partly offset by the decrease in share of profit of equity method investees and the increase in impairment of investments.

Comparison of Fiscal Years 2021 and 2022

For a discussion of our results of operations for the fiscal year ended March 31, 2021 compared with the fiscal year ended March 31, 2022, see “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Comparison of Fiscal Years 2021 and 2022” of our annual report on Form 20-F for the fiscal year ended March 31, 2022, filed with the SEC on July 26, 2022.

B.
Liquidity and Capital Resources

We fund our operations and strategic investments from cash generated from our operations and through debt and equity financing. We generated RMB231,786 million, RMB142,759 million and RMB199,752 million (US$29,086 million) of cash from operating activities for fiscal years 2021, 2022 and 2023, respectively. As of March 31, 2023, we had cash and cash equivalents, short-term investments and other treasury investments of RMB193,086 million (US$28,115 million), RMB326,492 million (US$47,541 million) and RMB40,736 million (US$5,932 million), respectively. Short-term investments include investments in fixed deposits with original maturities between three months and one year and certain investments in wealth management products, marketable debt securities and other investments whereby we have the intention to redeem within one year. Other treasury investments include investments in fixed deposits and certificates of deposits with original maturities over one year for treasury purposes.

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

In March 2016, we signed a five-year US$3.0 billion syndicated loan agreement with a group of eight lead arrangers, which we subsequently drew down in April 2016. The loan was upsized from US$3.0 billion to US$4.0 billion in May 2016 through a general syndication and the upsized portion was subsequently drawn down in August 2016. The loan had a five-year bullet maturity and was priced at 110 basis points over LIBOR. In May 2019, we amended the pricing of the loan to 85 basis points over LIBOR and extended the maturity to May 2024. We further amended the pricing of the loan to 80 basis points over SOFR with a credit adjustment spread in

May 2023 and extended the maturity to May 2028 in July 2023. The use of proceeds of the loan is for general corporate and working capital purposes (including funding our acquisitions).

In April 2017, we entered into a revolving credit facility agreement with certain financial institutions for an amount of US$5.15 billion, which we did not draw down during the availability period. The interest rate for this credit facility was calculated based on LIBOR plus 95 basis points. This loan facility is reserved for future general corporate and working capital purposes (including funding our acquisitions). In June 2021, the terms of this facility were amended and the amount of the credit facility was increased to US$6.5 billion. The expiration date of the credit facility was extended to June 2026. Under the terms of the amended facility, the interest rate on any outstanding utilized amount was calculated based on LIBOR plus 80 basis points. In May 2023, we amended the pricing of the outstanding utilized amount to SOFR with a credit adjustment spread plus 80 basis points. We have not yet drawn down this facility.

In December 2017, we issued an additional aggregate of US$7.0 billion unsecured senior notes. In June 2023, we repaid US$0.7 billion of our US$7.0 billion unsecured senior notes that became due. We are not subject to any financial covenant or other significant operating covenants under the unsecured senior notes. See note 21 to our audited consolidated financial statements included in this annual report for further information on unsecured senior notes.

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

As of March 31, 2023, we also had other bank borrowings of RMB32,096 million (US$4,674 million), primarily used for our capital expenditures in relation to the construction of corporate campuses, office facilities and infrastructure for logistics business, and for other working capital purposes. See note 20 to our audited consolidated financial statements included in this annual report for further information.

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

The following table sets out a summary of our cash flows for the periods indicated:

	Year ended March 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
	(in millions)
Net cash provided by operating activities	231,786	142,759	199,752	29,086
Net cash used in investing activities	(244,194)	(198,592)	(135,506)	(19,731)
Net cash provided by (used in) financing activities	30,082	(64,449)	(65,619)	(9,555)

Cash Flows from Operating Activities

Net cash provided by operating activities in fiscal year 2023 was RMB199,752 million (US$29,086 million), and primarily consisted of net income of RMB65,573 million (US$9,548 million), as adjusted for non-cash items and the effects of changes in working capital and other activities. Adjustments for non-cash items primarily included share-based compensation expense of RMB30,831 million (US$4,489 million), depreciation and impairment of property and equipment, and operating lease cost relating to land use rights of RMB27,799 million (U$4,047 million), amortization of intangible assets and licensed copyrights of RMB19,139 million (US$2,787 million) and loss related to equity securities and other investments of RMB14,911 million (US$2,171 million). Changes in working capital and other activities mainly consisted of an increase of RMB11,159 million (US$1,625 million) in accrued expenses, accounts payable and other liabilities and a decrease of RMB8,605 million (US$1,253 million) in prepayments, receivables and other assets, and long-term licensed copyrights.

Net cash provided by operating activities in fiscal year 2022 was RMB142,759 million, and primarily consisted of net income of RMB47,079 million, as adjusted for non-cash items and the effects of changes in working capital and other activities. Adjustments for non-cash items primarily included depreciation and impairment of property and equipment, and operating lease cost relating to land use rights of RMB27,808 million, impairment of goodwill, intangible assets and licensed copyrights of RMB25,886 million, share-based compensation expense of RMB23,971 million and loss related to equity securities and other investments of RMB20,479 million. Changes in working capital and other activities mainly consisted of an increase of RMB32,496 million in prepayments, receivables and other assets, and long-term licensed copyrights, partially offset by an increase of RMB13,327 million in accrued expenses, accounts payable and other liabilities.

Please also see our consolidated statements of cash flows set forth in our audited consolidated financial statements included in this annual report.

Cash Flows from Investing Activities

Net cash used in investing activities in fiscal year 2023 was RMB135,506 million (US$19,731 million), and was primarily attributable to an increase in short-term investments by RMB61,086 million (US$8,895 million), an increase in other treasury investments by RMB40,794 million (US$5,940 million), capital expenditures of RMB34,330 million (US$4,999 million) primarily in connection with the acquisitions of land use rights, property and equipment, and cash outflow of RMB23,574 million (US$3,433 million) for investment and acquisition activities, partially offset by cash inflow of RMB22,734 million (US$3,310 million) from disposal of investments.

Net cash used in investing activities in fiscal year 2022 was RMB198,592 million, and was primarily attributable to an increase in short-term investments by RMB106,984 million, capital expenditures of RMB53,309 million primarily in connection with the acquisitions of land use rights, property and equipment, and cash outflow of RMB52,848 million for investment and acquisition activities, partially offset by cash inflow of RMB15,468 million from disposal of investments.

Cash Flows from Financing Activities

Net cash used in financing activities in fiscal year 2023 was RMB65,619 million (US$9,555 million) and was primarily reflected cash used in repurchase of ordinary shares of RMB74,746 million (US$10,884 million), partially offset by the net proceeds from bank borrowings and other borrowings of RMB11,342 million (US$1,652 million).

Net cash used in financing activities in fiscal year 2022 was RMB64,449 million and was primarily reflected cash used in repurchase of ordinary shares of RMB61,225 million and repayment of unsecured senior note of US$1,500 million, partially offset by the net cash inflow from transactions with noncontrolling interests of RMB3,953 million.

Capital Expenditures

Our capital expenditures have been incurred primarily in relation to (i) the acquisition of computer equipment and construction of data centers relating to our Cloud business and the operation of our mobile platforms and websites; (ii) the acquisition of infrastructure for logistics services and direct sales businesses; and (iii) the acquisition of land use rights and construction of corporate campuses and office facilities. In fiscal years 2021, 2022 and 2023, our capital expenditures totaled RMB41,450 million, RMB53,309 million and RMB34,330 million (US$4,999 million), respectively.

Holding Company Structure

We are a holding company with no operation other than ownership of operating subsidiaries in Chinese mainland, Hong Kong S.A.R., and elsewhere that own and operate our marketplaces and other businesses as well as a portfolio of intellectual property rights. As a result, we rely on dividends and other distributions paid by our operating subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distribution to our shareholders, fund inter-company loans, service outstanding debts and pay our expenses. If our operating subsidiaries incur additional debt on their own, the instruments governing the debt may restrict the ability of our operating subsidiaries to pay dividends or make other distributions or remittances, including loans, to us.

Our holding company structure differs from some of our peers in that, although the variable interest entities hold licenses and approvals and assets for regulated activities that are necessary for our business operations, as well as certain equity interests in businesses, to which foreign investments are typically restricted or prohibited under applicable PRC law, we hold the significant majority of assets and operations in our subsidiaries and the significant majority of our revenue is captured directly by our subsidiaries. Therefore, our subsidiaries directly capture the significant majority of profits and associated cash flow from operations, without having to rely on contractual arrangements to transfer cash flow from the variable interest entities to our subsidiaries. In fiscal years 2021, 2022 and 2023, the significant majority of our revenues were generated by our subsidiaries. See “Item 4. Information on the Company — C. Organizational Structure” for a description of these contractual arrangements and the structure of our company. Also see “Item 3. Key Information — The VIE Structure Adopted by Our Company — Variable Interest Entity Financial Information” for further financial information of Alibaba Group Holding Limited, the major variable interest entities and their subsidiaries, our subsidiaries that are, for accounting purposes only, the primary beneficiaries of the major variable interest entities, and other subsidiaries and consolidated entities.

Investors in our securities, including our ADSs, Shares and notes, should note that, to the extent cash or assets in our business is in the PRC or a PRC entity, the funds or assets may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries, or the VIEs by the PRC government to transfer cash or assets. Under PRC laws and regulations, our PRC subsidiaries are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Applicable PRC law permits payment of dividends to us by our operating subsidiaries in China only out of their retained earnings, if any, determined in accordance with PRC accounting standards and regulations. Our operating subsidiaries in China are also required to set aside a portion of their net income, if any, each year to fund general reserves for appropriations until this reserve has reached 50% of the related subsidiary’s registered capital. These reserves are not distributable as cash dividends. In addition, registered share capital and capital reserve accounts are also restricted from distribution. As of March 31, 2023, these restricted net assets totaled RMB194.6 billion (US$28.3 billion). See note 23 to our audited consolidated financial statements included in this annual report. Also see “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in the People’s Republic of China — We rely to a significant extent on dividends, loans and other distributions on equity paid by our operating subsidiaries in China.” Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to certain restrictions on currency exchange or outbound capital flows. See “Item 3. Key Information – D. Risk Factors — Risks Related to Doing Business in the People’s Republic of China — Restrictions on currency exchange or outbound capital flows may limit our ability to utilize our PRC revenue effectively.”

Under the PRC Enterprise Income Tax Law, a withholding tax of 5% to 10% is generally levied on dividends declared by companies in China to their non-resident enterprise investors. As of March 31, 2023, we have accrued the withholding tax on substantially all of the earnings distributable by our subsidiaries in China, except for those being reserved for permanent reinvestment in China of RMB233.6 billion (US$34.0 billion). See “— Components of Results of Operations — Taxation — PRC Withholding Tax.”

Inflation

Inflation in China has not materially impacted our results of operations in recent years. According to the National Bureau of Statistics of China, the year-over-year increase in the consumer price index in calendar years 2020, 2021 and 2022 was 2.5%, 0.9% and 2.0%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher inflation rates in China.

Recent Accounting Pronouncements

In March 2020, the FASB issued ASU 2020-04, “Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting” and issued subsequent amendments within ASU 2021-01 and ASU 2022-06 (collectively, including ASU 2020-04, “ASC 848”) in January 2021 and December 2022 respectively. ASC 848 provides optional expedients and exceptions for applying U.S. GAAP on contract modifications and hedge accounting to contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform, if certain criteria are met. These optional expedients and exceptions provided in ASC 848 are effective for us from January 1, 2020 through December 31, 2024. We have elected the optional expedients for certain existing interest rate swaps that are designated as cash flow hedges, which did not have a material impact on the financial position, results of operations and cash flows. We are evaluating the effects, if any, of the potential election of the other optional expedients and exceptions provided in this guidance on our financial position, results of operations and cash flows.

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

In June 2022, the FASB issued ASU 2022-03, “Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions”, which clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The amendments also clarify that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. This guidance also requires certain disclosures for equity securities subject to contractual sale restrictions. The new guidance is required to be applied prospectively with any adjustments from the adoption of the amendments recognized in earnings and disclosed on the date of adoption. This guidance is effective for us for the year ending March 31, 2025 and interim reporting periods during the year ending March 31, 2025. Early adoption is permitted. We do not expect that the adoption of this guidance will have a material impact on the financial position, results of operations and cash flows.

In September 2022, the FASB issued ASU 2022-04, “Liabilities—Supplier Finance Programs (Subtopic 405-50): Disclosure of Supplier Finance Program Obligations”, which require a buyer in a supplier finance program disclose qualitative and quantitative information about the supplier finance program. The amendments do not affect the recognition, measurement, or financial statement presentation of obligations covered by supplier finance programs. The new guidance is required to be applied retrospectively to each period in which a balance sheet is presented, except for the amendment on rollforward information, which should be applied prospectively. This guidance is effective for us for the year ending March 31, 2024 and interim reporting periods during the year ending March 31, 2024. Early adoption is permitted. We do not expect that the adoption of this guidance will have a material impact on the financial position, results of operations and cash flows.

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

Intellectual Property

We believe the protection of our trademarks, copyrights, domain names, trade names, trade secrets, patents and other proprietary rights is critical to our business. We rely on a combination of trademark, fair trade practice, copyright and trade secret protection laws and patent protection in China and other jurisdictions, as well as confidentiality procedures and contractual provisions to protect our intellectual property and our trademarks. We also enter into confidentiality and invention assignment agreements with all of our employees, and we rigorously control access to our proprietary technology and information. As of March 31, 2023, we had 11,483 issued patents and 12,818 publicly filed patent applications in China and 5,338 issued patents and 3,370 publicly filed patent applications in various other countries and jurisdictions globally. We do not know whether any of our pending patent applications will result in the issuance of patents or whether the examination process will require us to narrow our claims.

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

Principles of Consolidation

A subsidiary is an entity in which (i) we directly or indirectly control more than 50% of the voting power; or (ii) we have the power to appoint or remove the majority of the members of the board of directors or to cast a majority of votes at the meetings of the board of directors or to govern the financial and operating policies of the investee pursuant to a statute or under an agreement among the shareholders or equity holders. However, there are situations in which consolidation is required even though these usual conditions of consolidation do not apply. Generally, this occurs when an entity holds an interest in another business enterprise that was achieved through arrangements that do not involve voting interests, which results in a disproportionate relationship between the entity’s voting interests in, and its exposure to the economic risks and potential rewards of, the other business enterprise. This disproportionate relationship results in what is known as a variable interest, and the entity in which we have the variable interest is referred to as a variable interest entity. We consolidate a variable interest entity if we are determined to be the primary beneficiary of the variable interest entity for accounting purposes only. The primary beneficiary has both (i) the power to direct the activities of the variable interest entity that most significantly impact the entity’s economic performance, and (ii) the obligation to absorb losses or the right to receive benefits from the variable interest entity that could potentially be significant to the variable interest entity.

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

The application of various accounting principles related to the measurement and recognition of revenue requires us to make judgments and estimates. Specifically, complex arrangements with non‑standard terms and conditions may require relevant contract interpretation to determine the appropriate accounting treatment, including whether the promised goods and services specified in a multiple element arrangement should be treated as separate performance obligations. Other significant judgments include determining whether we are acting as the principal or the agent from an accounting perspective in a transaction.

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

For certain arrangements, we apply significant judgment in determining whether we are acting as the principal or agent in a transaction. We are acting as the principal if we obtain control over the goods and services before they are transferred to customers. Generally, when we are primarily obligated in a transaction and are subject to inventory risk or have latitude in establishing prices, or have several but not all of these indicators, we act as the principal and record revenue on a gross basis. We act as the agent and record the net amount as revenue earned if we do not obtain control over the goods and services before they are transferred to the customers. We record P4P marketing services revenue, in-feed marketing services revenue and display marketing services revenue generated through third‑party marketing affiliate programs on a gross basis when we act as the principal. Commission revenue relating to the Taobaoke program generated through third‑party marketing affiliate partners’ websites where we do not have latitude in establishing prices or we do not take inventory risks is recorded on a net basis, otherwise it is recorded on a gross basis. In addition, we report revenue from the sales of goods and revenue generated from certain platforms in which we operate as a principal on a gross basis.

Share‑based Compensation Expense and Valuation of the Underlying Awards

Share‑based awards relating to our ordinary shares

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

Determining the fair value of share‑based awards requires significant judgment. The fair values of RSUs and restricted shares are determined based on the fair value of our ordinary shares. The market price of our publicly traded ADSs is used as an indicator of fair value for our ordinary shares.

We generally estimate the fair value of share options using the Black‑Scholes valuation model, which requires inputs such as the fair value of our ordinary shares, risk‑free interest rate, expected dividend yield, expected life and expected volatility.

If the fair value of the underlying equity and any of the assumptions used in the Black‑Scholes model changes significantly, share‑based compensation expense for future awards may differ materially compared with the awards granted previously.

Share‑based awards relating to Ant Group

Junhan and Ant Group have granted share-based awards to our employees, and the awards will be settled by Junhan or Ant Group respectively. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Agreements and Transactions Related to Ant Group and Its Subsidiaries — Our Commercial Arrangements with Ant Group and Alipay — Share‑based Award Arrangements.”

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

Deferred income tax is recognized for all temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available in the future against which the temporary differences, the carry forward of unused tax credits and unused tax losses could be utilized. Deferred income tax is provided in full, using the liability method. The deferred tax assets recognized are mainly related to the temporary differences arising from amortization of licensed copyrights and accrued expenses, which are not deductible until paid under the applicable PRC tax laws. We have also recognized deferred tax liabilities on the undistributed earnings generated by our subsidiaries in China, which are subject to withholding tax when the subsidiaries resolve to distribute dividends to us. We have also recognized deferred tax for temporary differences in relation to certain investments in equity method investees, equity securities and other investments and share-based awards. As of March 31, 2023, we have accrued the withholding tax on substantially all of the distributable earnings of the PRC subsidiaries, except for those undistributed earnings that we intend to invest indefinitely in the PRC. If the plan to invest the undistributed earnings indefinitely in the PRC changes or if these funds are in fact distributed outside of China, we would be required to accrue or pay the withholding tax on some or all of these undistributed earnings and our effective tax rate would be adversely affected.

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

Investments in privately held companies for which we elected to record using the measurement alternative are recorded at cost, less impairment, with subsequent adjustments for observable price changes resulting from orderly transactions for identical or similar investments of the same issuer. The valuations of these investments are categorized within Level 3, and are estimated based on valuation methods using the observable transaction price at the transaction date and considering the rights and obligations of the securities and other unobservable inputs including volatility. The determination of whether an observable transaction is orderly and whether the investment involved is identical or similar to our investment, and the amount of fair value adjustment requires significant judgment.

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

Impairment Assessment on Investments in Equity Method Investees

We continually review our investments in equity method investees to determine whether a decline in fair value below the carrying value is “other‑than‑temporary.” The primary factors that we consider include:

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

Depreciation and Amortization

The costs of property and equipment and intangible assets are charged ratably as depreciation and amortization expenses, respectively, over the estimated useful lives of the respective assets using the straight‑line method. We periodically review changes in technology and industry conditions, asset retirement activity and residual values to determine adjustments to estimated remaining useful lives and depreciation and amortization rates. Actual economic lives may differ from estimated useful lives. Periodic reviews could result in a change in estimated useful lives and therefore depreciation and amortization expenses in future periods.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.
Directors and Senior Management

The following table sets forth certain information relating to our directors and executive officers.

Name	Age	Position/Title
Daniel Yong ZHANG†(1)(b)(d)	51	Chairman and Chief Executive Officer; Chairman and Chief Executive Officer, Cloud Intelligence Group
Joseph C. TSAI†(2)(a)(d)	59	Executive Vice Chairman; Chairman, Cainiao Smart Logistics Network Limited
J. Michael EVANS†(2)(a)	65	Director and President; Chairman, Alibaba International Digital Commerce Group
Maggie Wei WU†(2)(c)	55	Director
Jerry YANG(2)(b)	54	Independent director
Wan Ling MARTELLO(2)(b)	65	Independent director
Weijian SHAN(2)(a)	69	Independent director
Irene Yun-Lien LEE(2)(a)	69	Independent director
Albert Kong Ping NG(2)(b)	65	Independent director
Kabir MISRA(2)(c)	54	Independent director
Toby Hong XU(1)	50	Chief Financial Officer
Jane Fang JIANG(1)	49	Chief People Officer
Zeming WU(1)	43	Chief Technology Officer
Sara Siying YU(1)	48	General Counsel
Trudy Shan DAI(1)	47	Chief Executive Officer, Taobao and Tmall Group
Yongfu YU(1)	46	Chief Executive Officer, Local Services Group
Fan JIANG(1)	37	Chief Executive Officer, Alibaba International Digital Commerce Group
Lin WAN(1)	48	Chief Executive Officer, Cainiao Smart Logistics Network Limited
Luyuan FAN(1)	50	Chief Executive Officer, Digital Media and Entertainment Group

† Director nominated by the Alibaba Partnership.

(a)
Group I directors. Current term of office will expire at our 2024 annual general meeting.
(b)
Group II directors. Current term of office will expire at our 2025 annual general meeting.
(c)
Group III directors. Current term of office will expire at our 2023 annual general meeting.
(d)
Effective on September 10, 2023, Joe Tsai will succeed Daniel Zhang as chairman of the Company and Eddie Yongming Wu, Chairman of Taobao and Tmall Group, will succeed Daniel Zhang as Director and Chief Executive Officer.
(1)
969 West Wen Yi Road, Yu Hang District, Hangzhou 311121, the People’s Republic of China.
(2)
26/F Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong S.A.R., the People’s Republic of China.

Biographical Information

Daniel Yong ZHANG (张勇) has served as our chairman since September 2019, has been our chief executive officer since May 2015 and our director since September 2014. He is a founding member of the Alibaba Partnership. He became the chief executive officer of Cloud Intelligence Group in December 2022 and was appointed chairman of Cloud Intelligence Group in May 2023, in addition to his existing roles as chairman and chief executive officer of Alibaba Group. Previously, he served as our chief operating officer from September 2013 to May 2015. He joined our company in August 2007 as chief financial officer of Taobao Marketplace and served in this position until June 2011. He took on the additional role of general manager for Tmall.com in August 2008, which he performed concurrently until his appointment as president of Tmall.com in June 2011 when Tmall.com became an independent platform. Prior to joining Alibaba Group, Daniel served as chief financial officer of Shanda Interactive Entertainment Limited, an online game developer and operator then listed on Nasdaq, from September 2005 to August 2007. From 2002 to 2005, he was a senior manager of PricewaterhouseCoopers’ Audit and Business Advisory Division in Shanghai. Daniel is a member of the WEF International Business Council. He served as the co-chair of the board of Consumer Goods Forum from June 2021 to June 2023. Daniel received a bachelor’s degree in finance from Shanghai University of Finance and Economics.

Joseph C. TSAI (蔡崇信) joined our company in 1999 as a member of the Alibaba founding team and has served on our board of directors since our inception. He was chief financial officer until 2013 and is currently our executive vice chairman. Joe is a founding member of the Alibaba Partnership. He is chairman of Cainiao Smart Logistics Network Limited, a board member of Taobao and

Tmall Group, and a board member of our affiliate Ant Group. From 1995 to 1999, Joe was a private equity investor based in Hong Kong with Investor AB, the main investment vehicle of Sweden’s Wallenberg family. Prior to that, he was general counsel of Rosecliff, Inc., a management buyout firm based in New York. From 1990 to 1993, Joe was an associate attorney in the tax group of Sullivan & Cromwell LLP, a New York-based international law firm. Joe is qualified to practice law in the State of New York. Joe received his bachelor’s degree in Economics and East Asian Studies from Yale College and a juris doctor degree from Yale Law School.

J. Michael EVANS has been our president since August 2015 and our director since September 2014. In May 2023 he was appointed Chairman of the Alibaba International Digital Commerce business. Prior to joining Alibaba Group, Mike spent 30 years in global finance. Mike served as Vice Chairman of The Goldman Sachs Group, Inc. from February 2008 until his retirement in December 2013. Mike served as chairman of Asia operations at Goldman Sachs from 2004 to 2013. Mike joined Goldman Sachs in 1993, became a partner of the firm in 1994 and held various leadership positions within the firm’s securities business while based in New York and London, including global head of equity capital markets and global co-head of the equities division, and global co-head of the securities business. Mike is a board member of City Harvest. He is also a trustee of the Asia Society and a member of the Advisory Council for the Bendheim Center for Finance at Princeton University. In August 2014, Mike joined the board of Barrick Gold Corporation, and in December 2020, he joined the board of Farfetch Limited as a non-executive director, both companies listed on the NYSE. Mike received his bachelor’s degree in politics from Princeton University in 1981, and won an Olympic gold medal for his home country Canada as a member of the men's eights rowing team in the Los Angeles 1984 Summer Olympics.

Maggie Wei WU (武卫) has been our director since September 2020 and is a founding member of the Alibaba Partnership. Maggie joined our company in July 2007 as chief financial officer of Alibaba.com. She served as our chief financial officer from May 2013 to March 2022 and our head of strategic investments from June 2019 to March 2022. She was voted the best CFO in FinanceAsia’s annual poll for Asia’s Best Managed Companies in 2010. In 2018, she was named as one of the world’s 100 most powerful women by Forbes. Before joining Alibaba, Maggie was an audit partner at KPMG in Beijing. Maggie is a member of the Association of Chartered Certified Accountants (ACCA). She received a bachelor’s degree in accounting from Capital University of Economics and Business.

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

Wan Ling MARTELLO has been our director since September 2015. She is a founding partner of BayPine, a private equity firm based in Boston, U.S.A., a role she has held since February 2020. She is also on the board of portfolio companies of BayPine. She served as the executive vice president and chief executive officer of the Asia, Oceania, and sub-Saharan Africa region for Nestlé SA from May 2015 to December 2018. She was Nestlé’s global chief financial officer from April 2012 to May 2015, and executive vice president from November 2011 to March 2012. Prior to Nestlé, Wan Ling was a senior executive at Walmart Stores Inc., a global retailer, from 2005 to 2011. Her roles included executive vice president and chief operating officer for Global eCommerce, and senior vice president, chief financial officer and strategy for Walmart International. Before Walmart, she was president, U.S.A. at NCH Marketing Services Inc. She was with the firm from 1998 to 2005. She also worked at Borden Foods Corporation and Kraft Inc. where she held various senior management positions. She is currently a director of Uber Technologies, Inc., a company listed on the NYSE and Stellantis N.V., a company listed on the NYSE, the Italian Stock Exchange and Euronext, Paris. Wan Ling received a master’s degree in business administration (management information systems) from the University of Minnesota and a bachelor’s degree in business administration and accountancy from the University of the Philippines.

Weijian SHAN (單偉建) has been our director since March 2022. He is the executive chairman and a founder of PAG, a leading private equity firm in Asia. He has been with PAG since 2010. Between 1998 and 2010, he was a partner of the private equity firm TPG and co-managing partner of TPG Asia (formerly known as Newbridge Capital). Previously, he was a managing director of JP Morgan, where he was concurrently the chief representative for China between 1993 and 1998. He was an assistant professor at the Wharton School of the University of Pennsylvania between 1987 and 1993. Shan is a Trustee of the British Museum. He is also a member of the International Advisory Council of Hong Kong Exchanges and Clearing Limited. He served as an independent director of Singapore-listed Wilmar International Limited between 2018 and 2021. He holds an M.A. and a Ph.D. from the University of

California, Berkeley, and an M.B.A. from the University of San Francisco. He graduated with a major in English from the Beijing Institute of Foreign Trade (currently the Beijing University of International Business and Economics). Shan is the author of Money Machine: A Trailblazing American Venture in China (Wiley, 2023), Money Games: The Inside Story of How American Dealmakers Saved Korea’s Most Iconic Bank (Wiley, 2020) and Out of the Gobi: My Story of China and America (Wiley, 2019). He has published articles and commentaries in the Financial Times, The New York Times, The Wall Street Journal, Foreign Affairs, The Economist and other leading publications.

Irene Yun-Lien LEE (利蕴莲) has been our director since August 2022. Irene is the executive chairman of Hysan Development Limited and is the independent non-executive chairman of Hang Seng Bank Limited, both companies listed on the Hong Kong Stock Exchange. She is an independent non-executive director of Hong Kong and Shanghai Banking Corporation Limited. She is also a member of the Exchange Fund Advisory Committee of the Hong Kong Monetary Authority. Irene was on the board of many listed and unlisted companies in Hong Kong, Singapore, UK and Australia, including CLP Holdings Limited, Cathay Pacific Airways Limited, QBE Insurance Group Limited, ING Bank (Australia) Limited, Noble Group Limited, amongst others. She was a member of the Australian Takeovers Panel as well as a member of the Advisory Council of JP Morgan Australia. Until April 2022, she was an independent non-executive director of HSBC Holdings plc. Irene had a long career in financial services and held senior positions at Citibank in New York, London and Sydney. She was the global head of corporate finance at the Commonwealth Bank of Australia and she held other senior positions in investment banking and funds management in a number of international financial institutions. Irene received a Bachelor of Arts degree from Smith College, United States of America, and is a Barrister-at-Law in England and Wales and a member of the Honourable Society of Gray's Inn, United Kingdom. She was awarded the degree of Doctor of Social Science, honoris causa from the Chinese University of Hong Kong in November 2022.

Albert Kong Ping NG (吴港平) has been our director since August 2022 and chairman of our audit committee since December 2022. Albert currently serves as an independent non-executive director and chairman of the audit committee of a number of public companies, including Ping An Insurance (Group) Company of China, Ltd., a company listed on the Shanghai Stock Exchange and the Hong Kong Stock Exchange, Beijing Airdoc Technology Co., Ltd., a company listed on the Hong Kong Stock Exchange, and China International Capital Corporation Limited, a company listed on the Shanghai Stock Exchange and the Hong Kong Stock Exchange. Albert is also an independent non-executive director and member of the audit and risk committee of Shui On Land Limited, a company listed on the Hong Kong Stock Exchange. Albert worked at Ernst & Young China from April 2007 to June 2020, where he was the chairman of Ernst & Young China and a member of Ernst & Young’s Global Executive Board. Prior to joining Ernst & Young, he was Greater China Managing Partner of Arthur Andersen, Managing Partner – China Operation of PricewaterhouseCoopers and Managing Director of Citigroup – China Investment Banking. Albert is a member of the Hong Kong Institute of Certified Public Accountants (HKICPA), Chartered Accountants of Australia and New Zealand (CAANZ), CPA Australia (CPAA) and Association of Chartered Certified Accountants (ACCA). He received a bachelor’s degree in business administration and a master’s degree in business administration from the Chinese University of Hong Kong.

Kabir MISRA has been our director since September 2020, redesignated as our independent director since February 2023, and is currently managing partner at RPS Ventures, a venture capital firm in Palo Alto, CA. Prior to October 2018, Kabir was a managing partner at SoftBank Investment Advisors (which manages the SoftBank Vision Fund) and SoftBank Capital. He worked with SoftBank from 2006 to 2022 (as advisor from 2018-2022) and has assisted Mr. Masayoshi Son with our company, and his duties as one of our directors, since before our IPO. Kabir has also represented SoftBank at various points on the boards of its investee companies, including other e-commerce and payments companies Flipkart, Paytm, Tokopedia, Coupang and BigCommerce. Prior to joining SoftBank, Kabir worked as an investment banker in the U.S. and Hong Kong. Kabir is currently a director of Stratim Cloud Acquisition Corp., a special purpose acquisition company listed on Nasdaq, and an independent director of PayActiv. He received a Bachelor of Arts degree in Economics from Harvard University and a master’s degree in business administration from the Stanford Graduate School of Business.

Toby Hong XU (徐宏) has been our chief financial officer since April 2022. He joined Alibaba Group in July 2018 and was our deputy chief financial officer from July 2019 to March 2022. Before joining Alibaba Group, Toby was a partner at PricewaterhouseCoopers for 11 years, where he joined in 1996. Toby graduated from Fudan University in Shanghai, China, with a bachelor’s degree in Physics in 1996. He is a member of the Chinese Institute of Certified Public Accountants.

Jane Jiang FANG (蒋芳) has served as our chief people officer since April 2023 and is a founding member of the Alibaba Partnership. Prior to her current position, she served as deputy chief people officer since 2017. Jane joined our company in 1999 as a member of our founding team. Over the years, Jane has held a number of senior management roles in different departments within the company, at different times leading China TrustPass product planning, business analysis, global operations, website operations and marketing for Alibaba.com, as well as credit system development. Jane received a bachelor's degree in industry and foreign trade from the Hangzhou Institute of Electrical Engineering.

Zeming WU (吴泽明) has been our chief technology officer since December 2022. Zeming joined Taobao in 2004 and has been the main driver of the technology structure of Alibaba Group’s e-commerce system. He has served as the technology leader of several years of Alibaba 11.11 Global Shopping Festival. As a member of the Alibaba Partnership who has been trusted in several of Alibaba’s frontline technical positions, Zeming has been president of Alibaba’s New Retail Technology business group since November 2018 and head of Alibaba’s Local Consumer Services Technology Center since December 2020. Since July 2021, Zeming has served as chief technology officer of Alibaba’s Local Consumer Services and head of the company’s Business Productivity Product Center. He was appointed our chief technology officer, vice president of DAMO Academy in December 2022, and served as the chief executive officer of Ai Cheng Technology, a wholly-owned subsidiary of Alibaba, and the chief technology officer of Taobao and Tmall Group since April 2023. Zeming holds a bachelor’s degree in computer science and technology from Hangzhou Dianzi University.

Sara Siying YU (俞思瑛) has been our general counsel since April 2020. Sara joined our company in April 2005 and became one of the first partners of the Alibaba Partnership. Prior to her current role, she served as deputy general counsel, responsible for domestic legal affairs. Before joining Alibaba Group, she worked in various law firms and government departments. Sara received a bachelor's degree in law from East China University of Political Science and Law.

Trudy Shan DAI (戴珊) joined our company in 1999 as one of the members of the Alibaba founding team, is a member of the Alibaba Partnership. She has been serving as the chief executive officer of Taobao and Tmall Group since March 2023. Taobao and Tmall Group, a business group of Alibaba Group, is a globally leading company driven by technology, which currently comprises Taobao, Tmall, Tmall Global, Taobao Live, Tmall Supermarket, Taocaicai, Taobao Deals, Xianyu, Alimama and 1688.com, providing services such as online retail, online wholesale, resale, and digital marketing. Prior to her current role, Trudy served as President of Alibaba’s Core Domestic e-Commerce from January 2022 to February 2023. From January 2017 to December 2021, she was president of Alibaba’s Industrial E-commerce (formerly “B2B business”), which at the time comprised Alibaba.com, 1688.com, AliExpress, Taobao Deals as well as digital agriculture. She concurrently served as president of Alibaba’s Community E-commerce from March to December 2021. Trudy was chief customer officer of Alibaba Group from June 2014 to January 2017. She also served as senior vice president of human resources and administration of Taobao and Alibaba.com, as well as deputy chief people officer and chief people officer of Alibaba Group from 2009 to 2014. From 2007 to 2008, she served as general manager of Alibaba.com. Prior to that, she was vice president of human resources of Yahoo China and the first general manager of Alibaba.com’s Guangzhou branch, in charge of field and telephone sales, marketing and human resources in Guangdong Province. From 2002 to 2005, she served as senior sales director of TrustPass. Trudy received a bachelor’s degree in engineering from Hangzhou Institute of Electrical Engineering.

Yongfu YU (俞永福), a member of the Alibaba Partnership, currently serves as chairman and chief executive officer of Local Services Group, where he oversees and manages location-based services including Amap and Ele.me. Prior to this, Yongfu served as chairman and chief executive officer of our Digital Media and Entertainment Group from 2016 to 2017 where he streamlined and oversaw the strategic development of a diverse lineup of businesses and services including online video, news feed, online gaming, online literature, film, music, and digital entertainment. Yongfu also previously served as president of Alimama from 2015 to 2016, the digital marketing arm of Alibaba Group. Under his leadership, Alimama successfully restructured its businesses and achieved rapid growth. Before joining Alibaba Group, Yongfu was the co-founder, chairman and chief executive officer of UCWeb Inc from 2006 to 2014 and was in charge of the overall development and operations of the company. He had spearheaded the company to fast paced growth through development and reform in business models, efficient management, product development, team building and capital operations of the company. Yongfu received his bachelor’s degree in business administration from Nankai University in 1999.

Fan JIANG (蒋凡) currently serves as chief executive officer of Alibaba International Digital Commerce Group and is a member of the Alibaba Partnership. He has served as president of Alibaba International Digital Commerce since January 2022. He has served as president of Taobao since December 2017, president of Tmall since March 2019 and president of Alimama since December 2019. Prior to his current position, he had been responsible for the Taobao app since joining our company in August 2013. Previously, he founded and served as the chief executive officer of Umeng, a provider of mobile app analytics solutions for developers which we acquired. Before founding Umeng in 2010, he worked in product development at Google China. Jiang Fan received a bachelor’s degree in computer science from Fudan University.

Lin WAN (万霖) currently serves as the director and the chief executive officer of Cainiao Smart Logistics Network Limited, a global smart logistics company and the logistics arm of Alibaba Group, overseeing the company’s strategic planning and business operations. He is also a member of the Alibaba Partnership. Since joining the company in 2014, he has spearheaded the creation of the industrial Internet structure for logistics, and Cainiao’s core capability building through globalization, operation and digitalization. Under his leadership, Cainiao has advanced in global logistics, smart supply chain and express, community delivery, logistics parks and technologies, leading the digital transformation of the entire logistics industry through cooperation. Prior to joining Cainiao, he was a senior executive at Amazon’s global logistics division. Lin holds a Ph.D. degree in operational research from The University of Texas in Austin.

Luyuan FAN (樊路远) currently serves as chairman and chief executive officer of Digital Media and Entertainment Group and is a member of the Alibaba Partnership. He has served as president of Digital Media and Entertainment Group since November 2018. He has been an executive director of Alibaba Pictures since January 2016, and currently serves as the chairman and chief executive officer of Alibaba Pictures. He joined Alipay in 2007 where he served in a number of senior management positions, including the president of Alipay and the president of Ant Group’s wealth management business. Fan holds an executive master’s degree in business administration from Cheung Kong Graduate School of Business.

Alibaba Partnership

Since our founders first gathered in Jack Ma’s apartment in 1999, they and our management have acted in the spirit of partnership. We view our culture as fundamental to our success and our ability to serve our customers, develop our employees and deliver long‑term value to our shareholders. In July 2010, in order to preserve this spirit of partnership and to ensure the sustainability of our mission, vision and values, we decided to formalize our partnership as Lakeside Partners, named after the Lakeside Gardens residential community where Jack Ma and our other founders started our company. We refer to the partnership as the Alibaba Partnership.

We believe that our partnership approach has helped us to better manage our business, with the peer nature of the partnership enabling senior managers to collaborate and override bureaucracy and hierarchy. As of the date of this annual report, the Alibaba Partnership has a total of 28 members. The number of partners in the Alibaba Partnership may change from time to time due to the election of new partners, the retirement of partners and the departure of partners for other reasons.

Our partnership is a dynamic body that rejuvenates itself through admission of new partners each year, which we believe enhances our excellence, innovation and sustainability. Unlike dual‑class ownership structures that employ a high‑vote class of shares to concentrate control in a few founders, our approach is designed to embody the vision of a large group of management partners. This structure is our solution for preserving the culture shaped by our founders while at the same time accounting for the fact that founders will inevitably retire from the company.

Consistent with our partnership approach, all partnership votes are made on a one‑partner‑one‑vote basis.

The partnership is governed by a partnership agreement and operates under principles, policies and procedures that have evolved with our business and are further described below.

Nomination and Election of Partners

The Alibaba Partnership elects new partners annually after a nomination process whereby existing partners propose candidates to the partnership committee as described below. The partnership committee reviews the nominations and determines whether the nomination of a candidate will be proposed to the entire partnership for election. Election of new partners requires the approval of at least 75% of all of the partners. Partners should be employees of Alibaba Group.

To be eligible for election, a partner candidate must have demonstrated the following attributes:

•
a high standard of personal character and integrity;
•
continued service with Alibaba Group for not less than five years;
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

Partnership Committee

The partnership committee must consist of at least five but no more than seven partners, including partnership committee continuity members, and is currently comprised of Jack Ma, Joe Tsai, Daniel Zhang, Lucy Peng, Xiaofeng Shao and Eddie Wu. The partnership committee is responsible for administering partner elections and managing the relevant portion of the deferred cash bonus pool, with any amounts payable to partners who are our executive officers or directors or members of the partnership committee subject to approval of the compensation committee of our board of directors. Either one or two partners may be designated as partnership committee continuity partners, and currently the partnership committee continuity members consist of Jack Ma and Joe Tsai. Other than partnership committee continuity members, the partnership committee members serve for a term of five years and may serve multiple terms. Elections of partnership committee members are held once every five years. Partnership committee continuity members are not subject to election, and may serve until they cease to be partners, retire from the partnership committee or are unable to discharge duties as partnership committee members as a result of illness or permanent incapacity. A replacement partnership committee continuity partner is either designated by a retiring or, as the case may be, the remaining, partnership committee continuity member. Prior to each election, the partnership committee will nominate a number of partners equal to the number of partnership committee members that will serve in the next partnership committee term plus three additional nominees less the number of the serving partnership committee continuity members. Each partner votes for a number of nominees equal to the number of partnership committee members that will serve in the next partnership committee term less the number of the serving partnership committee continuity members, and all except the three nominees who receive the least votes from the partners are elected to the partnership committee.

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

Alibaba Partnership has not fully exercised its director nomination right. Our board of directors currently consists of ten members, six are independent directors nominated by our nominating and corporate governance committee, four are Alibaba Partnership nominees.

Current Partners

The following table sets forth the names, in alphabetical order by surname, and other information regarding the current partners of the Alibaba Partnership as of the date of this annual report.

Name	Age	Gender	Year Joined Alibaba Group	Current position with Alibaba Group
Lijuan CHEN (陈丽娟)	42	F	2003	Vice President
Trudy Shan DAI (戴珊)	47	F	1999	Director and Chief Executive Officer, Taobao and Tmall Group; Director, Alibaba International Digital Commerce Group; Director, Cainiao Smart Logistics Network Limited
Luyuan FAN (樊路远)	50	M	2007	Chairman and Chief Executive Officer, Digital Media and Entertainment Group
Yongxin FANG (方永新)	49	M	2000	President, Ele.me, Local Services Group
Fan JIANG (蒋凡)	37	M	2013	Director and Chief Executive Officer, Alibaba International Digital Commerce Group; Director, Taobao and Tmall Group; Director, Cainiao Smart Logistics Network Limited
Jane Fang JIANG (蒋芳)	49	F	1999	Group Chief People Officer; Director, Cloud Intelligence Group; Director, Cainiao Smart Logistics Network Limited
Jiangwei JIANG (蒋江伟)	41	M	2008	Vice President, Cloud Intelligence Group
Zhenfei LIU (刘振飞)	51	M	2006	President, Amap
Jack Yun MA (马云)†	58	M	1999	Partner, Alibaba Partnership
Lucy Lei PENG (彭蕾)†	49	F	1999	Partner, Alibaba Partnership; Director, Local Services Group; Director, Alibaba International Digital Commerce Group
Xiaofeng SHAO (邵晓锋)†	57	M	2005	Senior Vice President
Jie SONG (宋洁)	44	F	2000	Vice President, Alibaba International Digital Commerce Group
Lijun SUN (孙利军)	46	M	2002	Director-General, Alibaba Foundation
Judy Wenhong TONG (童文红)	52	F	2000	Partner, Alibaba Partnership; Director, Digital Media and Entertainment Group
Joseph C. TSAI (蔡崇信)†*	59	M	1999	Executive Vice Chairman; Chairman, Cainiao Smart Logistics Network Limited; Director, Taobao and Tmall Group
Lin WAN (万霖)	48	M	2014	Director and Chief Executive Officer, Cainiao Smart Logistics Network Limited
Hai WANG (汪海)	43	M	2003	Vice President, Taobao and Tmall Group
Lei WANG (王磊)	43	M	2003	Senior Vice President, Cloud Intelligence Group
Winnie Jia WEN (闻佳)	46	F	2007	President, Public Affairs; Director, Digital Media and Entertainment Group
Maggie Wei WU (武卫)	55	F	2007	Director; Director, Digital Media and Entertainment Group
Eddie Yongming WU (吴泳铭)†*	48	M	1999	Senior Vice President; Chairman, Taobao and Tmall Group; Director, Local Services Group; Director, Alibaba International Digital Commerce Group
Zeming WU (吴泽明)	43	M	2004

Group Chief Technology Officer;
Deputy Head of Alibaba DAMO Academy;
Chief Technology Officer, Local Services Group;
Director, Cloud Intelligence Group;
Director, Taobao and Tmall Group;
Director, Local Services Group

Sara Siying YU (俞思瑛)	48	F	2005	Group General Counsel; Director, Digital Media and Entertainment Group
Yongfu YU (俞永福)	46	M	2007	Chairman and Chief Executive Officer, Local Services Group

Name	Age	Gender	Year Joined Alibaba Group	Current position with Alibaba Group
Jeff Jianfeng ZHANG (张建锋)	50	M	2004	Head of Alibaba DAMO Academy
Daniel Yong ZHANG (张勇)†*	51	M	2007	Group Chairman and Chief Executive Officer; Chairman and Chief Executive Officer, Cloud Intelligence Group
Jessie Junfang ZHENG (郑俊芳)	49	F	2010	Director and Chief Risk Officer, Cloud Intelligence Group
Shunyan ZHU (朱顺炎)	52	M	2014	Chairman and Chief Executive Officer, Alibaba Health; Director, Local Services Group

† Member of the partnership committee.

* Effective September 10, 2023, Joe Tsai will succeed Daniel Zhang as Group Chairman and Eddie Wu will succeed Daniel Zhang as Group Chief Executive Officer.

Retirement and Removal

Partners may elect to retire from the partnership at any time. All partners except continuity partners are required to retire upon reaching the age of sixty or upon termination of their qualifying employment. Jack Ma and Joe Tsai are designated as continuity partners, who may remain partners until they reach the age of seventy (and this age limit may be extended by a majority votes of all partners), elect to retire from the partnership, die or are incapacitated or are removed as partners. Any partner, including continuity partners, may be removed upon the vote of a simple majority of all partners present at a duly‑called meeting of partners for violations of certain standards set forth in the partnership agreement, including failure to actively promote our mission, vision and values, fraud, gross misconduct or gross negligence. As with other partners, continuity partners must maintain the shareholding levels required by us of all partners as described below. Partners who retire from the partnership upon meeting certain age and service requirements may be designated as honorably retired partners by the partnership committee. Honorably retired partners may not act as partners, but may be entitled to allocations from the deferred portion of the annual cash bonus pool described below as post-retirement payments. Continuity partners will not be eligible to receive allocations from the annual cash bonus pool if they cease to be our employees even if they remain partners, but may be entitled to receive allocations from the deferred bonus pool if they are honorably retired partners.

Restrictive Provisions

Under our Articles of Association, in connection with any change of control, merger or sale of our company, the partners and other holders of our ordinary shares shall receive the same consideration with respect to their ordinary shares in connection with any of these types of transactions. In addition, our Articles provide that the Alibaba Partnership may not transfer or otherwise delegate or give a proxy to any third‑party with respect to its right to nominate directors, although it may elect not to exercise its rights in full. In addition, as noted above, our Articles also provide that the amendment of certain provisions of the Alibaba Partnership agreement relating to the purpose of the partnership or the manner in which the partnership exercises its rights to nominate or appoint a majority of our board of directors will require the approval of a majority of directors who are not appointees of the Alibaba Partnership and are “independent directors” within the meaning of Section 303A of the NYSE Listed Company Manual.

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

Alibaba Group Equity Interest Holding Requirements for Partners

Each of the partners holds his or her equity interests in our company directly as an individual or through his or her affiliates. Each partner is required to enter into share retention agreement with us. These agreements provide that a period of three years from the date on which a person becomes a partner, which ranges from January 2014 to June 2023 for our existing partners, we require that each partner retain at least 60% of the equity interests (including shares underlying vested and unvested awards) that he or she held on the starting date of the three‑year period. Following the initial three‑year holding period and for so long as he or she remains a partner, we require that the partner retain at least 40% of the equity interests (including shares underlying vested and unvested awards) that he or she held on the starting date of the initial three‑year holding period. Exceptions to the holding period rules described in the share retention agreements must be approved by a majority of the independent directors.

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

B.
Compensation

Compensation of Directors and Executive Officers

For fiscal year 2023, we paid and accrued aggregate fees, salaries and benefits (excluding share‑based awards) of approximately RMB267 million (US$39 million) and granted share-based awards to acquire an aggregate of 13,087,200 ordinary shares of our company (equivalent to 1,635,900 ADSs) as well as share-based awards of our subsidiaries with an aggregate value of approximately RMB53 million (US$8 million) to our directors and executive officers. In addition, Junhan and Ant Group also granted share-based awards to our directors and executive officers with an aggregate value of approximately RMB78 million (US$11 million), the costs of which we agreed to settle with Junhan and Ant Group upon vesting of these awards. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Agreements and Transactions Related to Ant Group and Its Subsidiaries — Our Commercial Arrangements with Ant Group and Alipay — Share-based Award Arrangements.”

Our board of directors, acting on the recommendation of our compensation committee, approves an annual cash bonus pool for our management, calculated based on a percentage of our adjusted pretax operating profits. Once the annual cash bonus pool is calculated, our compensation committee determines the proportion allocated and payable to our management for the year, and approves the amount of individual cash bonus payable to our executive officers and directors and members of the partnership committee. The remaining portion of the annual cash bonus pool is available for the partners and may, upon the approval of our compensation committee, be deferred, and used as determined by the partnership committee, with any amounts payable to our executive officers or directors or members of the partnership committee individually be also subject to approval of the compensation committee of our board of directors.

The board, acting on the recommendation of our compensation committee, may determine the remuneration to be paid to non‑employee directors. We do not provide employee directors with any additional remuneration for serving as directors other than their remuneration as our employees. Pursuant to our service agreements with our directors, neither we nor our subsidiaries provide benefits to directors upon termination of employment. We do not separately set aside any amounts for pensions, retirement or other benefits for our executive officers, other than pursuant to relevant statutory requirements. Management members who are partners of the Alibaba Partnership may receive retirement payments from the deferred portion of the annual cash bonus pool available to the Alibaba Partnership.

For information regarding share‑based awards granted to our directors and executive officers, see “— Equity Incentive Plan” below.

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

Our award agreements under our equity incentive plan also contain, among other rights, restrictive covenants that enable us to terminate grants, forfeit and cancel shares or, if applicable, repurchase shares at the original purchase price or the exercise price paid for the shares in the event of a grantee’s termination for cause or for breaching of these covenants. See “— Equity Incentive Plan” below.

Equity Incentive Plan

Our 2014 Post-IPO Equity Incentive Plan, or the 2014 Plan (which we adopted in September 2014, amended and restated in February 2020 to reflect the Share Split and other administrative changes, and further amended and restated in May 2022 to reflect administrative changes) provides for the granting of share-based awards to eligible grantees. Share-based awards granted are generally subject to a four‑year vesting schedule as determined by the plan administrator. Depending on the nature and the purpose of the grant, share-based awards in general vest 25% or 50% upon the first or second anniversary of the vesting commencement date, respectively, as provided in the award agreements, and 25% every year thereafter. Share-based awards granted to certain management members are subject to a vesting period of up to ten years. We believe share‑based awards are vital to attract, motivate and retain the grantees, and are the appropriate tool to align their interests with our shareholders. Accordingly, we will continue to grant share‑based awards to the employees, consultants and directors of our company, our affiliates and/or certain other companies as an important part of their compensation packages.

In addition, our award agreements generally provide that, in the event of a grantee’s termination for cause (including any commission of an act of fraud, dishonesty or ethical breach) or violation of a non‑competition undertaking, we will have the right to terminate or cancel grants, forfeit the shares acquired by the grantee or, if applicable, repurchase the shares acquired by the grantee, generally at the original purchase price or the exercise price paid for the shares.

As of March 31, 2023, under the 2014 Plan, there were:

•
490,305,632 ordinary shares (equivalent to 61,288,204 ADSs) issuable upon vesting of outstanding RSUs;
•
57,034,672 ordinary shares (equivalent to 7,129,334 ADSs) issuable upon exercise of outstanding options; and
•
305,164,328 ordinary shares (equivalent to 38,145,541 ADSs) authorized for issuance but unissued.

In addition, during the term of the 2014 Plan, starting from April 1, 2015 and on each anniversary thereof, an additional amount equal to the lesser of 200,000,000 ordinary shares (equivalent to 25,000,000 ADSs) and such lesser number of ordinary shares as is determined by our board of directors will be included in the shares available for issuance under the 2014 Plan.

The following paragraphs summarize other key terms of the 2014 Plan:

Plan Administration

Subject to certain limitations, the 2014 Plan is generally administered by the compensation committee of the board (or a subcommittee thereof), or another committee of the board to which the board has delegated power to act; provided that, in the absence of any committee, the 2014 Plan will be administered by the board. Grants to any executive directors of the board must be approved by the disinterested directors of our board.

Types of Awards

RSUs, incentive and non‑statutory stock options, restricted shares, dividend equivalents, share appreciation rights, share payments and other rights or interests may be granted under the 2014 Plan.

Award Agreements

Generally, awards granted under the 2014 Plans are evidenced by an award agreement providing for the number of ordinary shares subject to the award, and the terms and conditions of the award, which must be consistent with the plan.

Eligibility

Any employee, consultant or director of our company, our affiliates or certain other companies, is eligible to receive awards under the 2014 Plan, but only employees of our company, our affiliates and/or certain other companies, are eligible to receive incentive stock options.

Term of Awards

The term of awards granted under the 2014 Plan are generally not to exceed ten years from the date of grant.

Acceleration, Waiver and Restrictions

The plan administrator has sole discretion in determining the terms and conditions of any award, any vesting acceleration or waiver of forfeiture restrictions, and any restrictions regarding any award or the ordinary shares relating thereto.

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

Amendment and Termination

Unless earlier terminated, the 2014 Plan continues in effect for a term of ten years. The board may at any time terminate or amend the 2014 Plan in any respect, including amendment of any form of any award agreement or instrument to be executed, provided, however, that to the extent necessary and desirable to comply with applicable laws or stock exchange rules, shareholder approval of any amendment to the 2014 Plan shall be obtained in the manner and to the degree required.

Share‑based Awards Held by Our Directors and Officers

The following table summarizes the outstanding RSUs and options held as of March 31, 2023 by our directors and executive officers, as well as by their affiliates, under our equity incentive plan.

Name	Number of outstanding RSUs/ options granted	Exercise price (US$ per RSU/ option granted)	Shares underlying outstanding RSUs/options granted	Date of grant	Date of expiration
Daniel Yong ZHANG	* (2)	87.06	* (2)	May 10, 2015	May 10, 2027
	* (1)	-	* (1)	May 17, 2017	May 17, 2025
	* (1)	-	* (1)	July 24, 2018	July 24, 2026
	* (1)	-	* (1)	August 16, 2019	August 16, 2027
	* (2)	182.48	* (2)	November 14, 2019	November 14, 2027
	* (1)	-	* (1)	November 14, 2019	November 14, 2029
	* (1)	-	* (1)	June 15, 2020	June 15, 2028
	* (1)	-	* (1)	May 24, 2021	May 24, 2029
Joseph C. TSAI	3,334 (1)	-	26,672 (1)	May 17, 2017	May 17, 2025
	4,000 (1)	-	32,000 (1)	July 24, 2018	July 24, 2026
	4,000 (1)	-	32,000 (1)	August 16, 2019	August 16, 2027
J. Michael EVANS	* (2)	79.96	* (2)	July 31, 2015	July 31, 2027
	* (1)	-	* (1)	August 16, 2019	August 16, 2025
	* (1)	-	* (1)	June 15, 2020	June 15, 2026
	* (1)	-	* (1)	May 24, 2021	May 24, 2027
	* (1)	-	* (1)	June 8, 2022	June 8, 2028
Maggie Wei WU	* (1)	-	* (1)	May 17, 2017	May 17, 2025
	* (1)	-	* (1)	July 24, 2018	July 24, 2026
	* (1)	-	* (1)	August 16, 2019	August 16, 2027
	* (1)	-	* (1)	May 27, 2020	May 27, 2028
	* (1)	-	* (1)	June 15, 2020	June 15, 2028
	* (1)	-	* (1)	May 24, 2021	May 24, 2029
Jerry YANG	* (1)	-	* (1)	October 30, 2022	October 30, 2028
Wan Ling MARTELLO	* (1)	-	* (1)	October 30, 2022	October 30, 2028
Irene Yun-Lien LEE	* (1)	-	* (1)	August 3, 2022	August 3, 2028
Albert Kong Ping NG	* (1)	-	* (1)	August 3, 2022	August 3, 2028
Kabir Misra	* (1)	-	* (1)	July 14, 2022	July 14, 2028
Toby Hong XU	* (1)	-	* (1)	May 15, 2019	May 15, 2025
	* (1)	-	* (1)	May 27, 2020	May 27, 2026
	* (1)	-	* (1)	May 24, 2021	May 24, 2027
	* (1)	-	* (1)	June 8, 2022	June 8, 2028
Jane Fang JIANG	* (1)	-	* (1)	July 30, 2018	July 30, 2026
	* (1)	-	* (1)	September 1, 2019	September 1, 2027
	* (1)	-	* (1)	June 15, 2020	June 15, 2028
	* (1)	-	* (1)	May 24, 2021	May 24, 2029
	* (1)	-	* (1)	June 8, 2022	June 8, 2030

Name	Number of outstanding RSUs/ options granted	Exercise price (US$ per RSU/ option granted)	Shares underlying outstanding RSUs/options granted	Date of grant	Date of expiration
Zeming WU	* (1)	-	* (1)	July 3, 2017	July 3, 2025
	* (1)	-	* (1)	October 1, 2017	October 1, 2025
	* (1)	-	* (1)	July 30, 2018	July 30, 2026
	* (1)	-	* (1)	September 1, 2019	September 1, 2027
	* (1)	-	* (1)	June 15, 2020	June 15, 2028
	* (1)	-	* (1)	May 24, 2021	May 24, 2029
Sara Siying YU	* (1)	-	* (1)	July 3, 2017	July 3, 2025
	* (1)	-	* (1)	July 30, 2018	July 30, 2026
	* (1)	-	* (1)	September 1, 2019	September 1, 2027
	* (1)	-	* (1)	March 2, 2020	March 2, 2028
	* (1)	-	* (1)	June 15, 2020	June 15, 2028
	* (1)	-	* (1)	May 24, 2021	May 24, 2029
Trudy Shan DAI	* (1)	-	* (1)	May 17, 2017	May 17, 2025
	* (1)	-	* (1)	July 24, 2018	July 24, 2026
	* (1)	-	* (1)	August 16, 2019	August 16, 2027
	* (1)	-	* (1)	May 27, 2020	May 27, 2028
	* (1)	-	* (1)	June 15, 2020	June 15, 2028
	* (1)	-	* (1)	May 24, 2021	May 24, 2029
Yongfu YU	* (2)	23.00	* (2)	March 12, 2022	May 23, 2027
Fan JIANG	* (1)	-	* (1)	August 16, 2019	August 16, 2027
	* (1)	-	* (1)	May 24, 2021	May 24, 2027
	* (1)	-	* (1)	September 5, 2021	September 5, 2027
	* (1)	-	* (1)	June 8, 2022	June 8, 2028
Lin WAN	* (1)	-	* (1)	June 1, 2019	June 1, 2025
	* (1)	-	* (1)	May 27, 2020	May 27, 2026
	* (1)	-	* (1)	May 24, 2021	May 24, 2027
	* (1)	-	* (1)	June 8, 2022	June 8, 2028
Luyuan FAN	* (1)	-	* (1)	July 30, 2018	July 30, 2026
	* (1)	-	* (1)	August 16, 2019	August 16, 2027
	* (1)	-	* (1)	June 15, 2020	June 15, 2028
	* (1)	-	* (1)	May 24, 2021	May 24, 2029
	* (1)	-	* (1)	June 8, 2022	June 8, 2030

* The shares underlying the outstanding RSUs and options held by each of these directors and executive officers and their affiliates represent less than 1% of our total outstanding shares.

(1)
Represents RSUs.
(2)
Represents options.
C.
Board Practices

Nomination and Terms of Directors

Pursuant to our Articles of Association, our board of directors is classified into three classes of directors designated as Group I, Group II and Group III, each generally serving a three‑year term unless earlier removed. The Group I directors currently consist of Joe Tsai, J. Michael Evans, Weijian Shan and Irene Yun-Lien Lee; the Group II directors currently consist of Daniel Zhang, Jerry Yang, Wan Ling Martello and Albert Kong Ping Ng; and the Group III directors currently consist of Maggie Wu and Kabir Misra. The terms of office of the current Group I, Group II and Group III directors will expire, respectively, at our 2024 annual general meeting, 2025 annual general meeting and 2023 annual general meeting. Unless otherwise determined by the shareholders in a general meeting, our board will consist of not less than nine directors. The Alibaba Partnership has the exclusive right to nominate up to a simple majority of our board of directors. If at any time our board of directors consists of less than a simple majority of directors nominated or appointed by the Alibaba Partnership for any reason, including because a director previously nominated by the Alibaba Partnership ceases to be a member of our board of directors or because the Alibaba Partnership had previously not exercised its right to nominate or appoint a simple majority of our board of directors, the Alibaba Partnership shall be entitled (in its sole discretion) to appoint such number of additional directors to the board as necessary to ensure that the directors nominated or appointed by the Alibaba Partnership comprise a simple majority of our board of directors. The remaining members of the board of directors will be nominated by the nominating and corporate governance committee of the board. Director nominees will be elected by the simple majority vote of shareholders at our annual general meeting.

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

In addition, our board of directors has adopted a set of corporate governance guidelines covering a variety of matters, including approval of related party transactions. Our corporate governance guidelines also provide that any adoption of a new equity incentive plan and any material amendments to those plans will be subject to the approval of our non‑executive directors. The guidelines reflect certain guiding principles with respect to our board’s structure, procedures and committees. The guidelines are not intended to change or interpret any applicable law, rule or regulation or our Articles of Association.

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

Board Committees

Our board of directors has established an audit committee, a compensation committee, a nominating and corporate governance committee, a sustainability committee, a compliance and risk committee and a capital management committee. A majority of the members of our compensation committee, nominating and corporate governance committee and compliance and risk committee shall be independent directors within the meaning of Section 303A of the NYSE Listed Company Manual. At least one member of our sustainability committee shall be an independent director within the meaning of Section 303A of the NYSE Listed Company Manual. All members of our audit committee are independent within the meaning of Section 303A of the NYSE Listed Company Manual and meet the criteria for independence set forth in Rule 10A‑3 of the U.S. Exchange Act.

Audit Committee

Our audit committee currently consists of Albert Ng, Wan Ling Martello and Weijian Shan. Mr. Ng is the chairman of our audit committee. Mr. Ng satisfies the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. Mr. Ng, Ms. Martello and Mr. Shan satisfy the requirements for an “independent director” within the meaning of Section 303A of the NYSE Listed Company Manual and meet the criteria for independence set forth in Rule 10A‑3 of the U.S. Exchange Act.

The audit committee oversees our accounting and financial reporting processes and the audits of our financial statements. Our audit committee is responsible for, among other things:

•
selecting, and evaluating the qualifications, performance and independence of, the independent auditor;

•
pre‑approving or, as permitted, approving auditing and non‑auditing services permitted to be performed by the independent auditor;
•
considering the adequacy of our internal accounting controls and audit procedures;
•
reviewing with the independent auditor any audit problems or difficulties and management’s response;
•
reviewing and approving related party transactions between us and our directors, senior management and other persons specified in Item 6B of Form 20‑F as required by the U.S. Exchange Act;
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

Compensation Committee

Our compensation committee currently consists of Jerry Yang, Albert Ng and Kabir Misra. Mr. Yang is the chairman of our compensation committee. Mr. Yang, Mr. Ng and Mr. Misra satisfy the requirements for an “independent director” within the meaning of Section 303A of the NYSE Listed Company Manual.

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
•
reviewing and approving our executive officers’ employment agreements with us;
•
determining performance targets for our executive officers with respect to our incentive compensation plan and share‑based compensation plans;
•
administering our share‑based compensation plans in accordance with the terms thereof; and
•
carrying out other matters that are specifically delegated to the compensation committee by our board of directors from time to time.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee currently consists of Irene Lee, Joe Tsai and Jerry Yang. Ms. Lee is the chairwoman of our nominating and corporate governance committee. Ms. Lee and Mr. Yang satisfy the “independence” requirements of Section 303A of the NYSE Listed Company Manual.

Our nominating and corporate governance committee is responsible for, among other things:

•
selecting the board nominees (other than the director nominees to be nominated by the Alibaba Partnership) for election by the shareholders or appointment by the board;

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

Sustainability Committee

Our sustainability committee currently consists of Jerry Yang, Joe Tsai and Maggie Wu. Mr. Yang is the chairman of our sustainability committee. Mr. Yang satisfies the “independence” requirements of Section 303A of the NYSE Listed Company Manual.

Our sustainability committee is responsible for, among other things:

•
assisting the board in identifying and evaluating the company’s ESG opportunities and risks;
•
overseeing an evaluating the implementation and performance of ESG initiatives and projects; and
•
advising the board on ESG-related legal, regulatory and compliance developments and public policy trends.

Compliance and Risk Committee

Our compliance and risk committee currently consists of Irene Lee, Albert Ng, Kabir Misra, Daniel Zhang and J. Michael Evans. Ms. Lee is the chairwoman of our compliance and risk committee. Ms. Lee, Mr. Ng and Mr. Misra satisfy the “independence” requirements of Section 303A of the NYSE Listed Company Manual.

Our compliance and risk committee is responsible for, among other things:

•
overseeing our overall compliance and risk management requirements and issuing overall compliance and risk management framework;
•
evaluating key risk exposures and vulnerabilities and oversee the implementation of compliance and risk policies and procedures; and
•
assessing the performance of members of management responsible for compliance and risk, and advise our compensation committee to align the compensation of the chief executive officers of our subsidiary businesses with performance on compliance and risk.

Capital Management Committee

Our capital management committee currently consists of Daniel Zhang, Joe Tsai, J. Michael Evans and Maggie Wu. Mr. Zhang is the chairman of our capital management committee.

Our capital management committee is responsible for, among other things:

•
establishing and overseeing the implementation of our overall capital management and allocation plan; and
•
reviewing and advising our board, or approving based on authorization by our board, significant capital-related transactions and undertakings by us and our subsidiary businesses.
D.
Employees

As of March 31, 2021, 2022 and 2023, we had a total of 251,462, 254,941 and 235,216 full‑time employees, respectively. A substantial majority of our employees are based in China.

We believe that we have a good working relationship with our employees and we have not experienced any significant labor disputes.

E.
Share Ownership

For information regarding the share ownership of our directors and officers, see “Item 7. Major Shareholders and Related Party Transactions — A. Major Shareholders.” For information as to stock options granted to our directors, executive officers and other employees, see “Item 6. Directors, Senior Management and Employees — B. Compensation — Equity Incentive Plan.”

F.
Disclosure of a registrant’s action to recover erroneously awarded compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.
Major Shareholders

The following table sets forth information with respect to beneficial ownership of our ordinary shares as of July 12, 2023, except otherwise noted, by:

•
each of our directors and executive officers;
•
our directors and executive officers as a group; and
•
each person known to us to beneficially own 5% or more of our ordinary shares.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC and includes the power to direct the voting or the disposition of the securities or to receive the economic benefit of the ownership of the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included Shares underlying the ADSs and Shares in CCASS held by the person. We have also included Shares that the person has the right to acquire within 60 days of this annual report, including through the vesting of RSUs and options. These Shares, however, are not included in the computation of the percentage ownership of any other person. The calculations of percentage ownership in the table below are based on 20,374,238,040 ordinary shares (equivalent to 2,546,779,755 ADSs) outstanding as of July 12, 2023.

Name	Beneficial ownership (Ordinary shares)	Beneficial ownership (ADSs)(3)	Percent
Directors and Executive Officers:
Daniel Yong ZHANG	*	*	*
Joseph C. TSAI(1)	281,675,752	35,209,469	1.4%
J. Michael EVANS	*	*	*
Maggie Wei WU	*	*	*
Jerry YANG	*	*	*
Wan Ling MARTELLO	*	*	*
Weijian SHAN	*	*	*
Irene Yun-Lien LEE	*	*	*
Albert Kong Ping NG	*	*	*
Kabir MISRA	*	*	*
Toby Hong XU	*	*	*
Jane Fang JIANG	*	*	*
Zeming WU	*	*	*
Sara Siying YU	*	*	*
Trudy Shan DAI	*	*	*
Yongfu YU	*	*	*
Fan JIANG	*	*	*
Lin WAN	*	*	*
Luyuan FAN	*	*	*
All directors and executive officers as a group	447,894,628	55,986,829	2.2%
Greater than 5% Beneficial Owners:
SoftBank(2)	2,839,209,112	354,901,139	13.9%

Notes:

* This person beneficially owns less than 1% of our outstanding ordinary shares.

(1)
Represents (i) 443,736 ordinary shares held directly by Joe Tsai, (ii) 20,307,176 ordinary shares held by Joe and Clara Tsai Foundation Limited, a company incorporated under the law of the Island of Guernsey with its registered address at PO Box 186, Royal Chambers, St Julian's Avenue, St Peter Port, Guernsey GY1 4HP, that has granted Joe Tsai a revocable proxy over these shares and which is wholly-owned by Joe and Clara Tsai Foundation, (iii) 147,385,672 ordinary shares held by Parufam Limited, a Bahamas corporation with its registered address at 303 Shirley Street, P.O. Box N-492, Nassau, The Bahamas, and over which, Joe Tsai, as a director of Parufam Limited, has been delegated sole voting and disposition power and (iv) 113,539,168 ordinary shares held by PMH Holding Limited, a British Virgin Islands corporation with its registered address at Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands, and over which, Joe Tsai, as sole director of PMH Holding Limited, has voting and dispositive power. Joe Tsai does not have any pecuniary interests in the 20,307,176 ordinary shares held by Joe and Clara Tsai Foundation Limited. Joe Tsai’s business address is 26/F Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong S.A.R., the People’s Republic of China.
(2)
Represents ordinary shares owned indirectly by SoftBank Group Corp., with its registered office at 1-7-1, Kaigan, Minato-Ku, Tokyo, 105-7537, Japan. These ordinary shares are beneficially owned via direct or indirect subsidiaries of SoftBank Group Corp. As of July 12, 2023, none of the subsidiaries of SoftBank Group Corp. holding our ordinary shares beneficially owned more than 5% of our outstanding ordinary shares. According to public disclosure by SoftBank, SoftBank has entered into forward contracts using our shares.
(3)
Each ADS represents eight Shares.

We have one class of ordinary shares, and each holder of our ordinary shares is entitled to one vote per share.

As of July 12, 2023, 20,374,238,040 of our ordinary shares (equivalent to 2,546,779,755 ADSs) were outstanding. To our knowledge, 6,571,492,864 ordinary shares (equivalent to 821,436,608 ADSs), representing approximately 32.3% of our total outstanding shares, were held by 184 record shareholders with registered addresses in the United States, including brokers and banks that hold securities in street name on behalf of their customers. We are not aware of any arrangement that may at a subsequent date, result in a change of control of our company.

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

We have also adopted a related party transaction policy to which all of our directors, senior management and other key management personnel, all close family members (as defined in the policy) of the foregoing individuals, Ant Group and its subsidiaries as well as the Alibaba Partnership and certain other related entities are subject. Related party transactions defined under this policy, as required by Form 20‑F, include transactions with our directors, senior management and major shareholders and their affiliates, as well as transactions with parties that do not pose risks of conflicts of interest, such as transactions with our investee companies that are not otherwise affiliated with any of the foregoing individuals. This policy is intended to supplement the procedures set forth in our code of business conduct and our other corporate governance policies and does not exempt any person from more restrictive provisions that may exist in our existing procedures and policies.

This related party transaction policy provides, among other things, that, unless otherwise pre‑approved by our board of directors:

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

Summary of Major Related Party Transactions

We have entered into various commercial arrangements with certain of our investees, Ant Group and its affiliates, pursuant to which we receive and provide certain services to these parties. See “— Commercial Arrangements with Investees and Ant Group and Its Affiliates.” In addition, as disclosed in greater detail in the following paragraphs, we have entered into or continued certain major related party transactions in fiscal years 2021, 2022 and 2023, which are summarized in the table below.

Related Party	Transaction Description
SoftBank
•
Amended voting agreement among us, Joe Tsai and SoftBank, and, solely for limited purposes, Jack Ma, which, among others, provides that SoftBank has the right to nominate a director, and that Softbank and Joe Tsai will vote their shares in favor of Alibaba Partnership director nominees and the Softbank director nominee, respectively. Softbank's director nomination right and the voting arrangement have effectively terminated.

• Various investments involving SoftBank.

Ant Group and its affiliates
•
The SAPA, which was amended in 2018, 2019, 2020 and 2022, pursuant to which we received a 33% equity interest (on a fully diluted basis) in Ant Group, and which sets forth, among other things, our rights in Ant Group.

• The Alipay commercial agreement, pursuant to which Alipay provides payment and escrow services to us.

•
The 2014 IPLA, an amendment to which was subsequently entered into in 2019 upon our receipt of the 33% equity interest (on a fully diluted basis) in Ant Group, or the Amended IPLA, provides that we and our subsidiaries license to Ant Group and/or its subsidiaries certain intellectual property rights and provide various software technology services, and, prior to our receipt of the 33% equity interest (on a fully diluted basis) in Ant Group, Ant Group paid us profit share payments; pursuant to the SAPA, a cross-license agreement was entered into in September 2019 upon our receipt of the 33% equity interest (on a fully diluted basis) in Ant Group.

•
We and Ant Group cooperate with each other with respect to the enforcement of each other’s rights and the provision of certain financial services to our customers and merchants in connection with the SME loan business.

• We granted Ant Group a license for it to continue to use certain trademarks and domain names.

• Various investments involving Ant Group.

•
We have granted share-based awards to employees of Ant Group; Junhan, a major equity holder of Ant Group, and Ant Group have granted share-based awards to our employees. We, Junhan and Ant Group agreed to settle with each other the cost associated with certain share-based awards granted to each other’s employees upon vesting.

Our executive vice chairman	• We agreed to assume the cost of maintenance, crew and operation of personal aircraft of our executive vice chairman where the cost is allocated for business purposes.
Investment funds affiliated with Jack Ma	• Various investments involving the Yunfeng Funds, investment funds affiliated with Jack Ma.

Jack Ma	• Jack Ma, formerly one of our directors made certain commitments to us relating to his interest in Ant Group, the Yunfeng Funds and other entities.

Investees	• We extended loans to and provided a guarantee for certain of our investees.

• We have made co‑investments with certain of our investees.

Variable interest entities and variable interest entity equity holders	• We operate certain of our businesses in China through contractual arrangements between our relevant subsidiaries, the variable interest entities and variable interest entity equity holders.

Directors and executive officers	• We entered into indemnification agreements with our directors and executive officers.

• We entered into employment agreements with our directors and executive officers.

• We grant equity incentive awards to our directors and executive officers.

Commercial Arrangements with Investees and Ant Group and Its Affiliates

The following table summarizes the services fees paid to Ant Group and its affiliates in fiscal years 2021, 2022 and 2023.

		Year ended March 31,
Related Party	Transaction	2021	2022	2023
		RMB	RMB	RMB	US$
		(in millions)
Ant Group and its affiliates	Payment processing and escrow services fee	10,598	11,824	12,484	1,818
	Administrative and support services	218	161	230	33
	Marketplace software technology services fee and others(1)	4,291	3,381	2,041	297

Note:

(1)
Marketplace software technology services fee and others primarily relates to marketing support services in connection with our retail marketplaces.

Certain of our investees have entered into commercial arrangements with us in connection with certain logistics services they provide to us. In fiscal years 2021, 2022 and 2023, we incurred costs and expenses of RMB11,068 million, RMB13,120 million and RMB14,750 million (US$2,148 million), respectively, for these logistics services. In fiscal year 2023, these costs and expenses accounted for 1.9% of our costs and expenses.

Certain of our investees have also entered into commercial arrangements with us in connection with certain marketing services they provide to our business. In fiscal years 2021, 2022 and 2023, we incurred costs and expenses of RMB1,394 million, RMB976 million and RMB382 million (US$56 million), respectively, for these marketing services. In fiscal year 2023, these costs and expenses accounted for 0.1% of our costs and expenses.

Other than the foregoing, the aggregate service fees we paid to other related parties accounted for less than 1% of total costs and expenses in each of fiscal years 2021, 2022 and 2023.

The following table summarizes the services fees received from Ant Group and its affiliates in fiscal years 2021, 2022 and 2023.

		Year ended March 31,
Related Party	Transaction	2021	2022	2023
		RMB	RMB	RMB	US$
		(in millions)
Ant Group and its affiliates	Annual fee for SME loan business(1)	954	708	—	—
	Administrative and support services	1,208	1,165	565	82
	Cloud services fee	3,916	5,536	8,409	1,224
	Marketplace software technology services fee and others	2,427	2,358	2,831	412

Note:

(1)
Pursuant to our agreement with Ant Group, we received these annual fees for a term of seven years, commencing in 2015 and ending in 2021.

We have entered into commercial arrangements with certain of our investees related to logistics services. In fiscal years 2021, 2022 and 2023, we recognized revenue of RMB1,732 million, RMB1,728 million and RMB1,140 million (US$166 million), respectively, in connection with these logistics services. In fiscal year 2023, this revenue accounted for 0.1% of our revenue.

We have also entered into commercial arrangements with certain of our investees related to cloud services. In fiscal years 2021, 2022 and 2023, we recognized revenue of RMB2,411 million, RMB1,826 million and RMB1,462 million (US$213 million), respectively, for these cloud services. In fiscal year 2023, this revenue accounted for 0.2% of our revenue.

Other than the related party transactions summarized above, the aggregate payments we received from other related parties accounted for less than 1% of total revenue in each of the fiscal years 2021, 2022 and 2023.

Transactions and Agreements with SoftBank

Based on our understanding of SoftBank's forward contracts using our Shares, SoftBank controls less than 10% of the voting interest in our company. In addition, SoftBank no longer nominates a director to our board of directors, as further discussed below. Accordingly, we no longer consider SoftBank as a related party.

Amended Voting Agreement

We entered into a voting agreement, which was amended and restated in December 2021, or the amended voting agreement. The terms of the amended voting agreement, by and among us, Joe Tsai and SoftBank, and, solely for limited purposes, Jack Ma, provides, amongst other things, that for so long as SoftBank owns 15% or more of our outstanding shares, SoftBank has the right to nominate one director to our board of directors, Softbank will vote their shares in favor of Alibaba Partnership director nominees and Joe Tsai will vote his shares in favor of the SoftBank director nominee. As of December 31, 2022, as reported in their Schedule 13G/A, filed on February 14, 2023, SoftBank beneficially owned 13.7% of our outstanding shares, and accordingly, their director nomination right and the voting arrangements have effectively terminated.

Investments Involving SoftBank

We have invested in businesses in which SoftBank or one or more of its affiliates is a shareholder or co‑invested with SoftBank or one or more of its affiliates in other businesses. SoftBank has also invested in businesses in which we are shareholders. We may continue to co‑invest with SoftBank, invest in businesses in which SoftBank is already an existing investor, and may also bring SoftBank as an investor into new businesses or businesses in which we are an existing investor.

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

Following the divestment of our interest in and control over Alipay, effective in the first calendar quarter of 2011, the ownership structure of Alipay’s parent entity, Ant Group, was changed so that Jack Ma held a substantial majority of the equity ownership interest in Ant Group. The ownership structure of Ant Group subsequently was further restructured. Ant Group also completed several rounds of equity financing. In September 2019, we received a newly issued 33% equity interest (on a fully diluted basis) in Ant Group following the satisfaction of the closing conditions set forth in the SAPA, as amended in 2018 and 2019. As of March 31, 2023, Junhan and Junao held approximately 31% and 22% of Ant Group’s equity interest, respectively, we held 33% and other shareholders held the remaining equity interest. The general partner of Junhan and Junao is an entity that was previously wholly-owned by Jack Ma. In August 2020, Jack Ma transferred 66% of the equity interest in such general partner entity but retained control over the equity interests in Ant Group held by Junhan and Junao. Through an agreement with the transferees as well as the articles of association of the general partner entity, Jack Ma has control over resolutions passed at general meetings of the general partner entity that relate to the exercise of rights by Junhan and Junao as shareholders of Ant Group. On January 7, 2023, Ant Group announced that Junhan and Junao will undergo certain changes in their voting structures, pursuant to which this agreement among Jack Ma and the other shareholders of the general partner entity of Junhan and Junao will be terminated. In addition, Junhan will change its general partner to a newly established entity while Junao will keep the existing general partner entity. The changes are subject to regulatory approval. As a result of the changes, (i) Jack Ma will no longer control the majority voting interests in Ant Group held by Junhan and Junao, (ii) each of Junhan and Junao will be controlled by a separate general partner entity that is not controlled by any single person, (iii) our equity interest in Ant Group remains unchanged, and (iv) neither we nor any other shareholder will have control over Ant Group.

Economic interests of Ant Group through Junhan are owned by Jack Ma, Simon Xie and other employees and former employees of us and Ant Group and its affiliates and investee companies. These economic interests are in the form of limited partnership interests and interests similar to share appreciation rights tied to potential appreciation in the value of Ant Group. The economic interests in Junao are held in the form of limited partnership interests by certain members of the Alibaba Partnership and Ant Group's management.

We understand that it is the intention of the shareholders of Ant Group that:

•
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
•
from time to time, additional economic interests in Ant Group in the form of interests similar to share appreciation rights issued by Junhan will be transferred to employees of Ant Group and our employees; and
•
Ant Group may raise equity capital from investors in the future in order to finance its business expansion, with the effect that the shareholding of Junao and Junhan in Ant Group will be reduced through dilution (the amount of dilution would depend on future valuations and the amount of equity capital to be raised).

In July 2023, we received notice from Ant Group of a shareholder meeting to approve, among other things, a proposal by Ant Group to repurchase from all of its shareholders up to 7.6% of its equity interest. We understand that any repurchased shares will be transferred into Ant Group’s equity incentive pool. As of the filing of this annual report, Ant Group's proposed share repurchase is still pending approval by its shareholders.

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

Restructuring of Our Relationship with Ant Group and Alipay, 2019 Equity Issuance, and Related Amendments

On August 12, 2014, we entered into a share and asset purchase agreement, which we refer to as the SAPA, and entered into or amended certain ancillary agreements including an amendment and restatement of the 2011 IPLA, or the 2014 IPLA. Pursuant to these agreements, we restructured our relationships with Ant Group and Alipay and terminated the 2011 framework agreement. On February 1, 2018, we amended both the SAPA and the Alipay commercial agreement, and agreed with Ant Group and certain other parties on forms of certain ancillary agreements. On September 23, 2019, we further amended the SAPA. The relevant amendments were entered into or agreed to facilitate our acquisition of a 33% equity interest (on a fully diluted basis) in Ant Group. On August 24, 2020, we further amended the SAPA, the Alipay commercial agreement and certain other agreements, referred to as the 2020 Amendments. The 2020 Amendments were made primarily to facilitate Ant Group’s planned IPO on the Science and Technology Innovation Board of the Shanghai Stock Exchange and on the Main Board of the Hong Kong Stock Exchange.

On July 25, 2022, we and Ant Group further amended the SAPA and the Alipay commercial agreement (such further amendments, the “2022 Amendments”), with certain amendments that took effect on August 13, 2022. The 2022 Amendments were made primarily to improve our ability to maximize our competitive advantage, enhance the economic benefit from our equity interest in Ant Group and help us better manage related party and other risks arising from changes in the regulatory and operational environment.

Apart from the 2018, 2019, 2020 and 2022 amendments to our agreements with Ant Group described below, the key terms of our agreements with Ant Group and Alipay from the 2014 restructuring remain substantially unchanged.

Sale of SME Loan Business and Certain Other Assets

Pursuant to the SAPA, we sold certain securities and assets primarily relating to our SME loan business and other related services to Ant Group in February 2015. In addition, pursuant to software system use and service agreements relating to the know-how and related intellectual property that we agreed to sell together with the SME loan business and related services, we received annual fees for a term of seven years, commencing in 2015 and ending in 2021. These fees, which were recognized as other revenue, were determined as follows: for calendar years 2015 to 2017, the entities operating the SME loan business paid an annual fee equal to 2.5% of the average daily balance of the SME loans provided by these entities, and in calendar years 2018 to 2021, these entities paid an annual fee equal to the amount of the fees paid in calendar year 2017. In fiscal years 2021, 2022 and 2023, the annual fees we received from Ant Group and its affiliates in connection with the SME loan business amounted to RMB954 million, RMB708 million and nil, respectively.

For regulatory reasons, we retained approximately RMB1,225 million of the existing SME loan portfolio upon the completion of the transfer of the SME loan business. These loans have been repaid. We do not intend to conduct any new SME loan business going forward.

Issuance of Equity Interest

In September 2019, following the satisfaction of the closing conditions, we received through an onshore PRC subsidiary the issuance of a 33% equity interest (on a fully diluted basis) in Ant Group pursuant to the SAPA, as amended in 2018 and 2019, or the Issuance. We believe that the acquisition of the 33% equity interest (on a fully diluted basis) in Ant Group has strengthened our strategic relationship pursuant to the series of agreements initially reached with Ant Group in 2014.

Pursuant to the SAPA, as amended in 2018 and 2019, the consideration we paid to receive the newly issued 33% equity interest (on a fully diluted basis) in Ant Group was fully funded by payments from Ant Group and its subsidiaries to us in consideration for certain intellectual property and assets that we transferred under the SAPA, as amended in 2018 and 2019.

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

Financial and Accounting Treatment upon Issuance of Equity Interest in Ant Group

There was no material operational and economic impact on us as a result of our receipt of the 33% equity interest (on a fully diluted basis) in Ant Group in 2019, but we changed our accounting for our relationship with Ant Group as a result of the Issuance. Upon the Issuance, and our transfer of certain intellectual property to Ant Group and its subsidiaries, the profit share arrangement under the 2014 IPLA was terminated, and we no longer received any profit share payments from Ant Group. Following the Issuance, we accounted for our equity interest in Ant Group under the equity method and recorded it in “Investments in equity method investees” on our consolidated balance sheet. Subsequent to the Issuance, we record our proportionate share of results of Ant Group in “Share of results of equity method investees” in our consolidated income statements on a one quarter in-arrears basis.

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

Certain Restrictions on the Transfer of Ant Group Equity Interests

Under the SAPA, certain parties thereto, including us in some cases, are subject to restrictions on the transfer of equity interests in Ant Group, including:

•
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
•
following our receipt of the Issuance and until the completion of a qualified IPO of Ant Group, any transfer of equity interests in Ant Group by Junao or Junhan, on the one hand, or our company, on the other hand, will be subject to a right of first refusal by the other party.

Non-competition Undertakings

Under the SAPA, subject to certain limitations and unless both parties agree, Ant Group may not engage in any business conducted by us from time to time or logical extensions thereof, and we are restricted from engaging in specified business activities within the scope of business of Ant Group, including the provision and distribution of credit and insurance, the provision of investment management and banking services, payment transaction processing and payment clearing services for third parties, leasing, lease financing and related services, trading, dealing and brokerage with respect to foreign exchange and financial instruments, distribution of securities, commodities, funds, derivatives and other financial products and the provision of credit ratings, credit profiles and credit reports. Each party may, however, make passive investments in competing businesses below specified thresholds, in some cases after offering the investment opportunity to the other party. The 2020 Amendments allow Ant Group to engage in the sale and placement of advertisements by financial institutions solely in connection with financial services on publicly available mobile applications and end-user interfaces majority-owned and operated by Ant Group, an activity that falls within the scope of our business but which Ant Group is permitted to engage in as an exception to the non-compete provisions, subject to certain qualifications. Pursuant to the 2022 Amendments, we have agreed to expand Ant Group’s ability to engage in such sale and placement of advertisements on publicly available mobile applications and end-user interfaces majority-owned and operated by Ant Group. We have also agreed to permit Ant Group to provide technology services in facilitation of the operations of any payment or financial services business to financial institutions and merchants using Ant Group’s payment services, except that Ant Group may not provide any IaaS-related cloud services, and we are allowed to provide services and products relating to payment accounts outside of Chinese mainland that Ant Group is unable to provide to us or our customers and to provide and distribute credit and insurance in cooperation with financial services business operators to facilitate businesses on our platforms, among other things.

Corporate Governance Provisions

The SAPA provides that we and Ant Group will recommend one independent nominee who, subject to the vetting by the nomination and remuneration committee of the board of Ant Group, to the extent required by such committee’s charter (subject to any amendments required by any applicable law or requested by any applicable governmental authority), and subject further to the vetting by applicable governmental authorities, as required by applicable law, will be nominated as a member of its board and serve on the board’s audit committee, and Jack Ma, Joe Tsai (in case he holds any equity interest in Ant Group), Junhan and Junao will agree to vote the equity interests in Ant Group controlled by them in favor of the nomination. If this independent director resigns or the director’s seat otherwise becomes vacant, so long as SoftBank owns at least 20% of our outstanding ordinary shares, and certain other conditions are satisfied, SoftBank and Jack Ma, acting jointly, will select on our behalf the individual to be designated as a replacement director, subject to the approval of the Independent Committee. We are not permitted to approve certain actions to be taken under the SAPA and related agreements before we obtain the consent from the Independent Committee.

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

•
customary information rights;
•
approval rights over certain Ant Group or Alipay actions;
•
rights to ensure our ability to participate in any qualified IPO of Ant Group;
•
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

•
our rights to participate in any qualified IPO of Ant Group or Alipay;
•
the Independent Committee’s approval rights over:

•
voluntary transfers of any equity securities of Alipay;
•
increases to the size of Ant Group board resulting in the number of board seats exceeding a certain number; and
•
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

The fees that we pay Alipay are based on fee rates and actual payment volumes processed on our marketplaces. The fee rates reflect, among other things, Alipay’s bank-processing costs and operating costs allocable to the services provided to us, and accordingly are subject to adjustment on an annual basis to the extent these costs increase or decline. In connection with the 2014 restructuring, the Alipay commercial agreement was amended to provide that a special independent committee formed by our independent directors and the director designated by SoftBank, or the Independent Committee, must approve the fee rates in advance on an annual basis. The fee rates for the immediately preceding year remain in effect until such time as the annual approval by the Independent Committee has been obtained. In fiscal years 2021, 2022 and 2023, service fees in connection with the payment services provided by Alipay under this agreement amounted to RMB10,598 million, RMB11,824 million and RMB12,484 million (US$1,818 million), respectively. The Alipay commercial agreement has an initial term of 50 years, and is automatically renewable for further periods of 50 years, subject to our right to terminate at any time upon one year’s prior written notice. Prior to the 2020 Amendments, if the Alipay commercial agreement was required by applicable regulatory authorities, including under stock exchange listing rules, to be modified in certain circumstances, a one-time payment may have been payable to us by Ant Group to compensate us for the impact of the adjustment. Certain conforming amendments were made to the Alipay commercial agreement as part of the relevant amendments to our agreements with Ant Group and Alipay described above. Pursuant to the 2020 Amendments, we no longer have the right to receive such one-time payment. This change was made to facilitate the IPO of Ant Group. If the IPO of Ant Group is withdrawn or rejected by governmental authority or is not completed within a certain period of time, the change will be unwound and our right will be restored.

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

Pursuant to the 2022 Amendments, from August 13, 2023, with respect to any payment processing and escrow services to be provided by Ant Group to us outside of Chinese mainland, the fee rates and payment-related terms for such services will no longer be governed by the Alipay commercial agreement and will instead be agreed upon between Ant Group and us separately.

Ancillary Agreements

In connection with our entry into the original SAPA in 2014, we also entered into the 2014 IPLA, an amended and restated shared services agreement, a SME loan cooperation framework agreement and a trademark agreement, each of which is described below. We also entered into a data sharing agreement, which was subsequently terminated on July 25, 2022. It is intended that we and Ant Group will, to the extent necessary for each party to provide services to our respective customers, instead negotiate the terms of data sharing arrangements on a case-by-case basis and as permitted by applicable laws and regulations.

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

The Amended IPLA will terminate upon the earliest of:

•
the full payment of all pre-emptive rights funded payments under the SAPA;
•
the closing of a qualified IPO of Ant Group or Alipay; and
•
our transfer to Ant Group of any remaining intellectual property we own that is exclusively related to the business of Ant Group.

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

Shared Services Agreement and Other Commercial Arrangements with Ant Group

We and Ant Group entered into a shared services agreement, which was amended and restated in August 2020 in connection with the 2020 Amendments to the SAPA. Pursuant to the shared services agreement, we and Ant Group provide certain administrative and support services to each other and our respective affiliates. We also provide Ant Group and its affiliates with cloud computing services, marketplace software technology services and other services. See “— Commercial Arrangements with Investees and Ant Group and Its Affiliates.”

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

Transactions with Entities Affiliated with Our Directors and Officers

Joe Tsai, our executive vice chairman, has purchased his own aircraft for both business and personal use. He has waived any leasing fees for the use of such aircraft in connection with the performance of his duties, and we have agreed to assume the cost of maintenance, crew and operation of the aircraft where the cost is allocated for business purposes.

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

Jack Ma has either non‑voting interests or has waived the exercise of his voting power with respect to his interests in each of the investment advisor entities and the managing entities of certain Yunfeng Funds. Jack Ma has also agreed to donate all distributions of (x) carried interest proceeds he may receive in respect of the Yunfeng Funds and (y) dividends he may receive with respect to his holdings of shares in any investment advisor entity of the Yunfeng Funds, which we collectively refer to as the Yunfeng GP Distributions, to, or for the benefit of, the Alibaba Group Charitable Fund or other entities identified by Jack Ma that serve charitable purposes. In addition, Jack Ma has agreed that, other than his income tax obligations arising from recognition of income from Yunfeng GP Distributions, he will not claim any charitable deductions with respect to donations of his Yunfeng GP Distributions against his other income tax obligations. See “— Commitments of Jack Ma to Alibaba Group” below. We believe that, through its expertise, knowledge base and extensive network of contacts in private equity in China, Yunfeng will assist us in developing a range of relevant strategic investment opportunities.

The Yunfeng Funds have historically entered into co‑investment transactions with us and third parties. We have also invested in other businesses in which the Yunfeng Funds are shareholders.
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

Transactions with Other Investees

We have extended loans to certain of our investees for working capital and other uses in conjunction with our investments. As of March 31, 2023, the aggregate outstanding balance of these loans was RMB2,345 million (US$341 million), with remaining terms of up to four years and interest rates of up to 10% per annum.

We have agreed to provide a guarantee for a term loan facility of HK$7.7 billion (US$1.0 billion) in favor of Cingleot, a company that is partially owned by us, in connection with a logistic center development project at the Hong Kong International Airport. As of the date of this annual report, HK$5,233 million (US$669 million) was drawn down by that entity under this facility.

We have also co‑invested with certain of our investees in other businesses. For example, we have made co‑investments with Hangzhou Hanyun Xinling Equity Investment Fund Partnership and New Retail Strategic Opportunities Fund, L.P. (both of which are our investees that focus on retail‑related businesses) in a number of companies, including Sun Art.

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

The amounts relating to these services provided and received represent less than 1% of our revenue and total costs and expenses, respectively, for the years ended March 31, 2021, 2022 and 2023.

Contractual Arrangements among Our Subsidiaries, Variable Interest Entities and the Variable Interest Entity Equity Holders

Chinese law restricts foreign ownership in enterprises that provide value‑added telecommunications services, which includes the ICPs. As a result, we operate our Internet businesses and other businesses in which foreign investment is restricted or prohibited in China through contractual arrangements between our relevant subsidiaries, the variable interest entities, which, where applicable, hold the ICP licenses and other regulated licenses and generally operate our Internet businesses and other businesses in which foreign investment is restricted or prohibited, and the variable interest entity equity holders. For a description of these contractual arrangements, see “Item 4. Information on the Company — C. Organizational Structure — Contractual Arrangements among Our Subsidiaries, Variable Interest Entities and the Variable Interest Entity Equity Holders.”

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

Employment Agreements

See “Item 6. Directors, Senior Management and Employees — B. Compensation — Employment Agreements.”

Share Options

See “Item 6. Directors, Senior Management and Employees — B. Compensation — Equity Incentive Plan.”

C.
Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.
Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements.”

Legal and Administrative Proceedings

We are involved from time to time, and may in the future be involved in, litigation, claims or other disputes in the ordinary course of business regarding, among other things, contract disputes with our customers, copyright, trademark and other intellectual property infringement claims, consumer protection claims, employment related cases and other matters, as well as disputes between our merchants and consumers or pursuant to anti-monopoly or anti-unfair competition laws or involving high amounts of alleged damages. We have also been, and may in the future be, involved in litigation, regulatory investigations or inquiries and administrative proceedings that may or may not necessarily arise from our ordinary course of business, such as securities class action lawsuits and investigations or inquiries by securities regulators.

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

PRC Anti-monopoly Investigation and Administrative Penalty Decision

On December 24, 2020, we received a notice of investigation from the SAMR, stating that the SAMR had commenced an investigation pursuant to the PRC Anti-monopoly Law. On April 10, 2021, the SAMR issued an Administrative Penalty Decision, or the Decision, of the anti-monopoly investigation into our company. In the Decision, the SAMR found that we had violated Article 17(4) of the PRC Anti-monopoly Law, which states that a business operator that has a dominant market position is prohibited from restricting business counterparties through exclusive arrangements without justifiable cause. Pursuant to Articles 47 and 49 of the PRC Anti-monopoly Law, on April 10, 2021, the SAMR ordered us to cease violating acts and imposed a fine of RMB18.2 billion. The SAMR also issued an administrative guidance, instructing us to implement a comprehensive program of rectification, through strictly fulfilling our responsibility as a platform operator, strengthening our internal controls and compliance, upholding fair competition, and protecting the lawful rights and interests of our platform’s merchants and consumers. The administrative guidance requires us to submit a self-assessment and compliance report to the SAMR for three consecutive years.

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

On January 12, 2021, four plaintiff groups filed Motions to Consolidate and Motions for Appointment as Lead Plaintiff under the Private Securities Litigation Reform Act, or the PSLRA, seeking consolidation of the Ciccarello, Romnek, and Hess Actions and appointment of Lead Plaintiff and Lead Counsel under the PSLRA. The Court consolidated the three actions on April 20, 2021, and appointed Lead Plaintiff on February 10, 2022. On April 22, 2022, Lead Plaintiff filed an Amended Complaint, naming a founder as an additional defendant, and asserting new and existing claims concerning the SAMR’s antitrust investigation and fine and the suspension of Ant Group’s planned initial public offering.

On July 21, 2022, defendants filed motions to dismiss the Amended Complaint. On March 22, 2023, the Court granted in part Defendants’ motions, among other things, dismissing the founder and all allegations relating to the suspension of Ant Group’s planned initial public offering. The portion of the case related to the SAMR’s antitrust investigation and fine is proceeding to discovery, which is scheduled to conclude in January 2025.

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

We are a holding company incorporated in the Cayman Islands. In order for us to distribute any dividends to our shareholders and ADS holders, we rely on dividends, loans, and other distributions on equity paid by our operating subsidiaries in China and on remittances, including loans, from variable interest entities in China. Dividend distributions from our PRC subsidiaries to us are subject to PRC taxes, such as withholding tax. In addition, regulations in the PRC currently permit payment of dividends of a PRC company only out of accumulated distributable after‑tax profits as determined in accordance with its articles of association and the accounting standards and regulations in China. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in the People’s Republic of China — We rely to a significant extent on dividends, loans and other distributions on equity paid by our operating subsidiaries in China.”

B.
Significant Changes

We have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9. THE OFFER AND LISTING

A.
Offer and Listing Details

Our ADSs have been listed on the NYSE since September 19, 2014 under the symbol “BABA.” Each ADS represents eight Shares.

Our Shares have been listed on the Hong Kong Stock Exchange since November 26, 2019 under the stock code “9988.” Following the launch of HKD - RMB Dual Counter Model by the Hong Kong Stock Exchange, our shares are also traded in RMB with stock code “89988” under the RMB counter since June 19, 2023.

B.
Plan of Distribution

Not applicable.

C.
Markets

Our ADSs have been listed on the NYSE since September 19, 2014 under the symbol “BABA.” Each ADS represents eight Shares.

Our Shares have been listed on the Hong Kong Stock Exchange since November 26, 2019 under the stock code “9988.” Following the launch of HKD - RMB Dual Counter Model by the Hong Kong Stock Exchange, our shares are also traded in RMB with stock code “89988” under the RMB counter since June 19, 2023.

We have also announced our plan to voluntarily change our secondary listing status on the Hong Kong Stock Exchange to a primary listing, but the timetable of our primary conversion remains uncertain.

D.
Selling Shareholders

Not applicable.

E.
Dilution

Not applicable.

F.
Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.
Share Capital

Not applicable.

B.
Memorandum and Articles of Association

We incorporate by reference into this annual report the description of our amended and restated Memorandum and Articles of Association contained in our Registration Statement on Form F‑1 (File No. 333‑195736), as amended, initially filed with the SEC on May 6, 2014. Our shareholders adopted our amended and restated Memorandum and Articles of Association by a special resolution on September 2, 2014, and effective upon completion of our initial public offering of ordinary shares represented by our ADSs. At our annual general meeting of shareholders held on September 30, 2020, our shareholders approved to amend and restate our Memorandum and Articles of Association by a special resolution, and effective upon the same day, to expressly permit completely virtual shareholders’ meetings and reflect the Company’s share capital following the Share Split.

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

E.
Taxation

The following is a general summary of certain Cayman Islands, Chinese mainland, Hong Kong S.A.R. and United States federal income tax consequences relevant to an investment in our ADSs and ordinary shares. The discussion is not intended to be, nor should it be construed as, legal or tax advice to any particular prospective purchaser. The discussion is based on laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change or different interpretations, possibly with retroactive effect. The discussion does not address U.S. state or local tax laws, or tax laws of jurisdictions other than the Cayman Islands, Chinese mainland, Hong Kong S.A.R. and the United States. You should consult your own tax advisors with respect to the consequences of acquisition, ownership and disposition of our ADSs and ordinary shares. To the extent that this discussion relates to matters of Cayman Islands tax law, it is the opinion of Maples and Calder (Hong Kong) LLP, our Cayman Islands legal counsel. To the extent that the discussion states definitive legal conclusions under PRC tax laws and regulations, it is the opinion of Fangda Partners, our special PRC counsel.

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

People’s Republic of China Taxation

We are a holding company incorporated in the Cayman Islands and we gain substantial income by way of dividends from our PRC subsidiaries. The EIT Law and its implementation rules, both of which became effective on January 1, 2008 and were most recently amended on December 29, 2018 and April 23, 2019, respectively, provide that China‑sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its equity holders that are non‑resident enterprises, will normally be subject to PRC withholding tax at a rate of 10%, unless any non-resident enterprise’s jurisdiction of incorporation has a tax treaty with China that provides for a lower withholding tax rate for which the foreign investor is eligible.

Under the EIT Law, an enterprise established outside of China with a “de facto management body” within China is considered a “resident enterprise,” which means that it is treated in the same manner as a Chinese enterprise for enterprise income tax purposes. Although the implementation rules of the EIT Law define “de facto management body” as a managing body that exercises substantive and overall management and control over the production and business, personnel, accounting books and assets of an enterprise, the only official guidance for this definition currently available is set forth in Circular 82 issued by the STA, which provides guidance on the determination of the tax residence status of a Chinese‑controlled offshore incorporated enterprise, defined as an enterprise that is incorporated under the laws of a foreign country or territory and that has a PRC enterprise or enterprise group as its primary controlling shareholder. Although Alibaba Group Holding Limited does not have a PRC enterprise or enterprise group as our primary controlling shareholder and is therefore not a Chinese‑controlled offshore incorporated enterprise within the meaning of Circular 82, in the absence of guidance specifically applicable to us, we have applied the guidance set forth in Circular 82 to evaluate the tax residence status of Alibaba Group Holding Limited and its subsidiaries outside the PRC.

According to Circular 82, a Chinese‑controlled offshore incorporated enterprise will be regarded as a PRC tax resident by virtue of having a “de facto management body” in China and will be subject to PRC enterprise income tax on its worldwide income only if all of the following criteria are met:

•
the primary location of the day‑to‑day operational management is in the PRC;
•
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

The implementation rules of the EIT Law provide that, (i) if the enterprise that distributes dividends is domiciled in the PRC or (ii) if gains are realized from transferring equity interests of enterprises domiciled in the PRC, then the dividends or capital gains are treated as China‑sourced income. It is not clear how “domicile” may be interpreted under the EIT Law, and it may be interpreted as the jurisdiction where the enterprise is a tax resident. Therefore, if we are considered a PRC tax resident enterprise for PRC tax purposes, any dividends we pay to our overseas shareholders or ADS holders that are non‑resident enterprises as well as gains realized by those shareholders or ADS holders from the transfer of our shares or ADSs may be regarded as China‑sourced income and as a result become subject to PRC withholding tax at a rate of 10%, unless any of the non‑resident enterprises’ jurisdictions has a tax treaty with China that provides for a preferential treatment.

Furthermore, if we are considered a PRC resident enterprise and the competent PRC tax authorities consider dividends we pay with respect to our shares or ADSs and the gains realized from the transfer of our shares or ADSs to be income derived from sources within the PRC, the dividends we pay to our overseas shareholders or ADS holders who are non‑resident individuals, and gains realized by those shareholders or ADS holders from the transfer of our shares or ADSs, may be subject to PRC individual income tax at a rate of 20%, unless any of the non‑resident individuals’ jurisdictions has a tax treaty with China that provides for a preferential tax rate or a tax exemption. It is also unclear whether, if we are considered a PRC resident enterprise, holders of our shares or ADSs would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas.

See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in the People’s Republic of China — We may be treated as a resident enterprise for PRC tax purposes under the PRC Enterprise Income Tax Law, and we may therefore be subject to PRC income tax on our global income” and “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in the People’s Republic of China — Dividends payable to foreign investors and gains on the sale of our ADSs and/or ordinary shares by our foreign investors may become subject to PRC taxation.”

Hong Kong Taxation

Our subsidiaries incorporated in Hong Kong were subject to Hong Kong profits tax at a rate of 16.5% in the fiscal years ended March 31, 2021, 2022 and 2023.

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

•
an individual who is a citizen or resident of the United States;
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
a tax‑exempt organization;
•
a person holding our ordinary shares or ADSs as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;
•
a trader in securities that has elected the mark‑to‑market method of accounting for your securities;
•
a person liable for alternative minimum tax;
•
a person who owns or is deemed to own 10% or more of our stock (by vote or value);
•
a person required to accelerate the recognition of any item of gross income with respect to our ordinary shares or ADSs as a result of such income being recognized on an applicable financial statement;
•
a partnership or other pass‑through entity for United States federal income tax purposes; or
•
a person whose “functional currency” is not the U.S. dollar.

The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, and regulations, rulings and judicial decisions thereunder as of the date of this annual report, as well as the current income tax treaty between the United States and the PRC, which is hereinafter referred to as the Treaty. Those authorities may be replaced, revoked or modified, perhaps retroactively, so as to result in United States federal income tax consequences different from those discussed below. In addition, this summary assumes that the Deposit Agreement, and all other related agreements, will be performed in accordance with their terms.

If a partnership (or other entity or arrangement treated as a partnership for United States federal income tax purposes) holds our ordinary shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our ordinary shares or ADSs, you should consult your tax advisors.

This summary does not contain a detailed description of all the United States federal income tax consequences to you in light of your particular circumstances and does not address the Medicare tax on net investment income, United States federal estate and gift taxes or the effects of any state, local or non‑United States tax laws. If you are considering the purchase of our ordinary shares or ADSs, you should consult your own tax advisors concerning the United States federal income tax consequences to you in light of your particular situation as well as any consequences arising under other United States federal tax laws and the laws of any other taxing jurisdiction.

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

Subject to applicable limitations (including a minimum holding period requirement), certain dividends received by non‑corporate United States investors from a qualified foreign corporation may be treated as “qualified dividend income” that is subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid by that corporation on ordinary shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that our ADSs (which are listed on the NYSE) are readily tradable on an established securities market in the United States. Thus, subject to the discussion under “— Passive Foreign Investment Company” below, we believe that any dividends we pay on our ordinary shares that are represented by ADSs will be eligible for these reduced tax rates. Since we do not expect that our ordinary shares will be listed on an established securities market in the United States, we do not believe that any dividends that we pay on our ordinary shares that are not represented by ADSs currently meet the conditions required for these reduced tax rates. There also can be no assurance that our ADSs will continue to be readily tradable on an established securities market in the United States in subsequent years. A qualified foreign corporation also includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the United States. In the event that we were deemed to be a PRC resident enterprise under the EIT Law, although no assurance can be given, we might be eligible for the benefits of the Treaty, and if we were eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether the shares are represented by ADSs, would be eligible for the reduced rates of taxation. See “— People’s Republic of China Taxation” above. You should consult your own tax advisors regarding the application of these rules given your particular circumstances.

Non‑corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a PFIC in the taxable year in which the dividends are paid or in the preceding taxable year. See “— Passive Foreign Investment Company” below.

In the event that we were deemed to be a PRC resident enterprise under the EIT Law, you might be subject to PRC withholding taxes on dividends paid to you with respect to the ADSs or ordinary shares. See “— People’s Republic of China Taxation” above. In that case, subject to certain conditions and limitations (including a minimum holding period requirement) and the Foreign Tax Credit Regulations (as defined below), PRC withholding taxes on dividends may be treated as foreign taxes eligible for credit against your United States federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the ADSs or ordinary shares will be treated as foreign source income and will generally constitute passive category income. However, recently issued United States Treasury regulations addressing foreign tax credits, or the Foreign Tax Credit Regulations, impose additional requirements for foreign taxes to be eligible for a foreign tax credit, and there can be no assurance that those requirements will be satisfied. In addition, if you are eligible for Treaty benefits, any PRC taxes on dividends will not be creditable against your United States federal income tax liability to the extent withheld at a rate exceeding the applicable Treaty rate. Alternatively, instead of claiming a foreign tax credit, you may be able to deduct any PRC withholding taxes on dividends in computing your taxable income, subject to generally applicable limitations under United States law (including that a United States Holder is not eligible for a deduction for otherwise creditable foreign income taxes paid or accrued in a taxable year if such United States Holder claims a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year). The rules governing the foreign tax credit and deductions for foreign taxes are complex. You are urged to consult your tax advisors regarding the Foreign Tax Credit Regulations and the availability of the foreign tax credit or a deduction under your particular circumstances.

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

Passive Foreign Investment Company

Based on the composition of our income and assets, and the valuation of our assets, including goodwill, we do not believe we were a PFIC for our most recent taxable year, although there can be no assurance in this regard.

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

The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in our asset or income composition or in the value of our assets. The calculation of the value of our assets will be based, in part, on the quarterly market value of our ADSs. The market value of our ADSs has been volatile and has declined significantly over the past few years. Any further decline in the price of our ADSs may result in our becoming a PFIC. If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares, you will be subject to special tax rules discussed below.

If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares and you do not make a timely mark‑to‑market election (as discussed below), you will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition, including a pledge, of ADSs or ordinary shares. Distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as excess distributions. Under these special tax rules:

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

In certain circumstances, in lieu of being subject to the special tax rules discussed above, you may make a mark‑to‑market election with respect to your ADSs or ordinary shares, provided such ADSs or ordinary shares are treated as “marketable stock.” The ADSs or ordinary shares generally will be treated as marketable stock if the ADSs or ordinary shares, as applicable, are regularly traded on a “qualified exchange or other market” (within the meaning of the applicable United States Treasury regulations). Under current law, the mark‑to‑market election may be available to holders of ADSs since the ADSs are listed on the NYSE, which constitutes a qualified exchange, although there can be no assurance that the ADSs will be “regularly traded” for purposes of the mark‑to‑market election. Our ordinary shares are listed on the Hong Kong Stock Exchange, which must meet certain trading, listing, financial disclosure and other requirements to be treated as a qualified exchange for these purposes, and no assurance can be given that our ordinary shares will be “regularly traded” for purposes of the mark‑to‑market election.

If you make an effective mark‑to‑market election, for each taxable year that we are a PFIC you will include as ordinary income the excess of the fair market value of your ADSs or ordinary shares at the end of the year over your adjusted tax basis in the ADSs or ordinary shares. You will be entitled to deduct as an ordinary loss in each such year the excess of your adjusted tax basis in the ADSs or ordinary shares over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark‑to‑market election. If you make an effective mark‑to‑market election, in each year that we are a PFIC: (i) any gain you recognize upon the sale or other disposition of your ADSs or ordinary shares will be treated as ordinary income and (ii) any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark‑to‑market election.

Your adjusted tax basis in the ADSs or ordinary shares will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark‑to‑market rules. If you make a mark‑to‑market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs or ordinary shares are no longer regularly traded on a qualified exchange or other market or the Internal Revenue Service, or the IRS, consents to the revocation of the election. However, because a mark-to-market election cannot be made for any lower-tier PFICs that we may own (as discussed below), you will generally continue to be subject to the special tax rules discussed above with respect your indirect interest in any such lower-tier PFIC. You are urged to consult your tax advisors about the availability of the mark‑to‑market election, and whether making the election would be advisable in your particular circumstances.

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

Information Reporting and Backup Withholding

In general, information reporting will apply to dividends in respect of our ADSs or ordinary shares and the proceeds from the sale, exchange or other disposition of our ADSs or ordinary shares that are paid to you within the United States (and in certain cases, outside the United States), unless you establish that you are an exempt recipient. A backup withholding tax may apply to these payments if you fail to provide a taxpayer identification number or, in the case of dividend payments, if you fail to make certain certifications or to report in full dividend and interest income.

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

F.
Dividends and Paying Agents

Not applicable.

G.
Statement by Experts

Not applicable.

H.
Documents on Display

We have previously filed with the SEC our Registration Statement on Form F‑1 (File No. 333‑195736), as amended, with respect to our ordinary shares and ADSs. As allowed by the SEC, in Item 19 of this annual report, we incorporate by reference certain information we previously filed with the SEC. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this annual report.

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

As a foreign private issuer, we are exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short‑swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act.

In accordance with NYSE Rule 203.01, we will post this annual report on our website www.alibabagroup.com. In addition, we will provide hardcopies of our annual report to shareholders, including ADS holders, free of charge upon request.

I.
Subsidiary Information

Not applicable.

J.
Annual Report to Security Holders

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risks

Interest Rate Risk

Our main interest rate exposure relates to our indebtedness. We also have interest‑bearing assets, including cash and cash equivalents, short‑term investments and restricted cash. We manage our interest rate exposure with a focus on reducing our overall cost of debt and exposure to changes in interest rates. When considered appropriate, we use derivatives, such as interest rate swaps, to manage our interest rate exposure.

As of March 31, 2023, approximately 33% of our total debt (including bank borrowings and unsecured senior notes) carries floating interest rates and the remaining 67% carries fixed interest rates. We have entered into various agreements with various financial institutions as counterparties to swap a certain portion of our floating interest rate debt to effectively become fixed interest rate debt. After taking these interest rate swaps into consideration, approximately 32% of our total debt carries floating interest rates and the remaining 68% carries fixed interest rates as of March 31, 2023. All of the abovementioned interest rate derivatives are designated as cash flow hedges and we expect these hedges to be highly effective. Certain of our indebtedness carries floating interest rates based on SOFR. As a result, the interest expenses associated with these indebtedness will be subject to the potential impact of any fluctuation in SOFR. An increase in SOFR could raise our financing costs, which could adversely affect our operating results and financial condition, as well as our cash flows. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Industry — We are subject to interest rate risk in connection with our indebtedness.”

As of March 31, 2022 and 2023, if interest rates increased/decreased by 1%, with all other variables having remained constant, and assuming the amount of interest‑bearing assets and debts that bear floating interest were outstanding for the entire respective years, our profit attributable to equity owners would have been RMB4,457 million and RMB5,473 million (US$797 million) higher/lower, respectively, mainly as a result of higher/ lower interest income from our cash and cash equivalents and short‑term investments. The analysis does not include floating interest rate debts whose interests are hedged by interest rate swaps.

Foreign Exchange Risk

Foreign currency risk arises from future commercial transactions, recognized assets and liabilities and net investments in foreign operations. Although we operate businesses in different countries, most of our revenue‑generating transactions, and a majority of our expense‑related transactions, are denominated in Renminbi, which is the functional currency of our major operating subsidiaries and the reporting currency of our financial statements. When considered appropriate, we enter into hedging activities with regard to exchange rate risk.

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

As of March 31, 2022, we had Renminbi‑denominated cash and cash equivalents and short‑term investments of RMB269,892 million and U.S. dollar‑denominated cash and cash equivalents and short‑term investments of US$26,269 million. Assuming we had converted RMB269,892 million into U.S. dollars at the exchange rate of RMB6.3393 for US$1.00 as of March 31, 2022, our total U.S. dollar cash balance would have been US$68,843 million. If the Renminbi had depreciated by 10% against the U.S. dollar, our U.S. dollar cash balance would have been US$64,973 million.

As of March 31, 2023, we had Renminbi‑denominated cash and cash equivalents, short‑term investments and other treasury investments of RMB351,195 million and U.S. dollar‑denominated cash and cash equivalents, short‑term investments and other treasury investments of US$29,171 million. Assuming we had converted RMB351,195 million into U.S. dollars at the exchange rate of RMB6.8676 for US$1.00 as of March 31, 2023, our total U.S. dollar cash balance would have been US$80,309 million. If the Renminbi had depreciated by 10% against the U.S. dollar, our U.S. dollar cash balance would have been US$75,660 million.

Market Price Risk

We are exposed to market price risk primarily with respect to equity securities carried at fair value that are publicly traded. A substantial portion of our investments in equity method investees are held for long‑term appreciation or for strategic purposes, which are accounted for under equity method and are not subject to market price risk. We are not exposed to commodity price risk. The sensitivity analysis is determined based on the exposure of equity securities and certain other financial instruments that are carried at fair value on a recurring basis to market price risk at the end of each reporting period.

In fiscal year 2022 and 2023, if the market price of the respective financial instruments held by us had been 1% higher/lower as of March 31, 2022 and 2023, these instruments would have been approximately RMB1,224 million and RMB1,233 million (US$180 million) higher/lower, respectively, all of which would be recognized as income or loss during the respective period.

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

• Delivery of Shares against surrender of ADSs.
• Distribution of cash dividends or other cash distributions.
• Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADSs.
• Distribution of securities other than ADSs or rights to purchase additional ADSs.
Up to US$5.00 per 100 ADS (or fraction thereof) per calendar year	• ADS services

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
•
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

Fees and Payments from the Depositary to Us

Our depositary has agreed to share with us certain fees payable to the depositary by holders of ADSs. For fiscal year 2023, the depositary shared with us US$39 million, after deduction of applicable U.S. taxes.

Conversion between ADSs and Shares

Dealings and Settlement of Shares in Hong Kong

Our Shares trade on the Hong Kong Stock Exchange in board lots of 100 Shares. Dealings in our Shares on the Hong Kong Stock Exchange are conducted in Hong Kong dollars. Following the launch of Hong Kong Dollar - Renminbi Dual Counter Model by the Hong Kong Stock Exchange, our shares are also traded in Renminbi (RMB) with stock code “89988” under the RMB counter since June 19, 2023.

The transaction costs of dealings in our Shares on the Hong Kong Stock Exchange include:

•
Hong Kong Stock Exchange trading fee of 0.00565% of the consideration of the transaction, charged to each of the buyer and seller;
•
SFC transaction levy of 0.0027% of the consideration of the transaction, charged to each of the buyer and seller;
•
Financial Reporting Council transaction levy of 0.00015% of the consideration of the transaction, charged to each of the buyer and seller;
•
transfer deed stamp duty of HK$5.00 per transfer deed (if applicable), payable by the seller;
•
ad valorem stamp duty at a total rate of 0.26% of the consideration for, or (if greater) the value of, the Shares transferred, with 0.13% payable by each of the buyer and seller;
•
stock settlement fee, which is currently 0.002% of the gross transaction value, subject to a minimum fee of HK$2.00 and a maximum fee of HK$100.00 per side per trade;
•
brokerage commission, which is freely negotiable with the broker; and
•
the Hong Kong Share Registrar will charge between HK$2.50 to HK$20.00, depending on the speed of service (or such higher fee as may from time to time be permitted under the Hong Kong Listing Rules), for each transfer of Shares from one registered owner to another, each share certificate canceled or issued by it and any applicable fee as stated in the share transfer forms used in Hong Kong.

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

•
directly, by having a certificated ADS, or an American Depositary Receipt, or ADR, registered in the holder’s name, or by holding in the direct registration system, pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto; or
•
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

•
If Shares have been deposited with CCASS, the investor must transfer Shares to the depositary’s account with the custodian within CCASS by following the CCASS procedures for transfer and submit and deliver a duly completed and signed conversion form to the depositary (localcustody@citi.com) via his or her broker.
•
If Shares are held outside CCASS, the investor must arrange to deposit his or her Shares into CCASS for delivery to the depositary’s account with the custodian within CCASS, submit and deliver a request for conversion form to the custodian and after duly completing and signing such conversion form, deliver such conversion form to the custodian.
•
Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, if applicable, the depositary will issue the corresponding number of ADSs in the name(s) requested by an investor and will deliver the ADSs to the designated DTC account of the person(s) designated by an investor or his or her broker.
•
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

An investor that holds ADSs indirectly through a broker should follow the broker’s procedure and instruct the broker to arrange for cancelation of the ADSs, and transfer of the underlying Shares from Citibank’s account on the CCASS system to the investor’s Hong Kong stock account. The broker, upon receiving instructions from its client, should surrender the ADSs to Citibank and said instructions to Citibank (drcerts@citi.com / citiadr@citi.com / drbrokerservices@citi.com) to cancel the ADSs with share delivery instructions in CCASS.

For investors holding ADSs directly, the following steps must be taken:

•
To withdraw Shares from our ADS program, an investor who holds ADSs may turn in such ADSs at the office of the depositary (and the applicable ADR(s) if the ADSs are held in certificated form), and send an instruction to cancel such ADSs to the depositary.
•
Upon payment or net of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, if applicable, the depositary will instruct the custodian to deliver Shares underlying the canceled ADSs to the CCASS account designated by an investor.
•
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

•
production of satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and
•
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

Our management, under the supervision and with the participation of our principal executive officer and our principal financial officer, evaluated the effectiveness of our disclosure controls and procedures, as defined in Rules 13a‑15(e) or 15d‑15(e) promulgated under the U.S. Exchange Act, at March 31, 2023. Based on that evaluation, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures are effective in ensuring that information required to be disclosed in the reports that we file or submit under the U.S. Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that information required to be disclosed in the reports that we file or submit under the U.S. Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a‑15(f) and 15d‑15(f) under the U.S. Exchange Act. As required by Rule 13a‑15(c) of the U.S. Exchange Act, our management conducted an evaluation of our company’s internal control over financial reporting as of March 31, 2023 based on the framework in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of March 31, 2023.

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

Our independent registered public accounting firm, PricewaterhouseCoopers, has audited the effectiveness of our internal control over financial reporting as of March 31, 2023, as stated in its report, which appears on page F‑2 of this annual report.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the period covered by this annual report on Form 20‑F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

•ITEM 16. DO NOT DELETE.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Albert Kong Ping Ng, an independent director within the meaning of Section 303A of the NYSE Listed Company Manual and a member of our audit committee, qualifies as “audit committee financial expert” as defined in Item 16A of Form 20‑F.

ITEM 16B. CODE OF ETHICS

Our board of directors has adopted a code of ethics that applies to all of our directors, executive officers and employees. In November 2021, our board of directors amended the code of ethics to, among other things, emphasize the protection of personal information, better highlight regulatory compliance obligations, including in the areas of data security and privacy protection, fair competition, IP protection, anti-bribery, anti-corruption and anti-money laundering, as well as add reference to our anti-sexual harassment code of conduct, and specifically prohibit workplace bullying and harassment. The code of ethics is also available on our official website under the investor relations section at www.alibabagroup.com.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers, our principal external auditors, for the periods indicated. We did not pay any other fees to our auditors during the periods indicated below.

	Year ended March 31,
	2022	2023
	(in thousands of RMB)
Audit Fees(1)	125,332	109,122
Audit-related Fees(2)	8,560	3,800
Tax Fees(3)	2,754	7,078
All Other Fees(4)	15,466	10,511
Total	152,112	130,511

(1)
“Audit Fees” represents the aggregate fees billed or to be billed for each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements, as well as assistance with and review of documents filed with the SEC and other statutory and regulatory filings.
(2)
“Audit‑related Fees” represents the aggregate fees billed in each of the fiscal years listed for the assurance and related services rendered by our principal auditors that are reasonably related to the performance of the audit or review of our financial statements and not reported under “Audit Fees.”
(3)
“Tax Fees” represents the aggregate fees billed in each of the fiscal years listed for the professional tax services rendered by our principal auditors.
(4)
“All Other Fees” represents the aggregate fees billed in each of the fiscal years listed for services rendered by our principal auditors other than services reported under “Audit Fees,” “Audit‑related Fees” and “Tax Fees.”

The policy of our audit committee is to pre‑approve all audit and non‑audit services provided by PricewaterhouseCoopers, including audit services, audit‑related services, tax services and other services as described above, other than those for de minimis services that are approved by the audit committee prior to the completion of the audit.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In May 2019, our board of directors authorized a share repurchase program for an amount of up to US$6.0 billion over a period of two years. In December 2020, our board of directors authorized an upsize of our share repurchase program from US$6.0 billion to US$10.0 billion, for a two-year period through the end of 2022. In August 2021, our board of directors authorized an upsize of our share repurchase program from US$10.0 billion to US$15.0 billion, for a 16-month period through the end of 2022. In March 2022, our board of directors authorized an upsize of our share repurchase program from US$15.0 billion to US$25.0 billion, through the end of March 2024. In November 2022, our board of directors authorized a further upsize of our share repurchase program from US$25.0 billion to US$40.0 billion, which is effective through the end of March 2025.

During the year ended March 31, 2023, we repurchased approximately 130 million of our ADSs (or 1,039 million of our ordinary shares) for approximately US$10.9 billion under the share repurchase program. As of March 31, 2023, we had 20.5 billion ordinary shares (equivalent to 2.6 billion ADSs) issued and outstanding.

In addition, our equity incentive award agreements generally provide that, in the event of a grantee’s termination for cause (including any commission of an act of fraud, dishonesty or ethical breach) or violation of a non‑competition undertaking, we will have the right to terminate grants, forfeit and cancel shares or, if applicable, repurchase the shares acquired by the grantee, generally at the original purchase price or the exercise price paid for these shares. See “Item 6. Directors, Senior Management and Employees — B. Compensation — Equity Incentive Plan.”

The table below summarizes the repurchases we made in the periods indicated.

Month	Total Number of Ordinary Shares Purchased as Part of Share Repurchase Program	Total Price Paid (US$, in millions)	Average Price Paid Per Ordinary Share(1) (US$)	Approximate Dollar Value of Ordinary Shares that May Yet Be Purchased Under Share Repurchase Program(2) (US$, in millions)
April 2022	138,152,200	1,633	11.82	13,622
May 2022	166,412,296	1,842	11.07	11,780
June 2022	4,181,344	50	12.05	11,729
July 2022	2,495,952	30	12.03	11,699
August 2022	55,085,648	642	11.66	11,057
September 2022	137,158,224	1,462	10.66	9,595
October 2022	190,949,144	1,725	9.03	7,871
November 2022	138,049,152	1,215	8.80	21,656
December 2022	34,301,056	377	10.98	21,280
January 2023	-	-	-	21,280
February 2023	20,196,800	225	11.14	21,055
March 2023	152,183,488	1,655	10.88	19,399

(1)
Each ADS represents eight Shares.
(2)
In November 2022, our board of directors authorized a further upsize of our share repurchase program from US$25.0 billion to US$40.0 billion.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

We are a “foreign private issuer” (as such term is defined in Rule 3b‑4 under the U.S. Exchange Act), and our ADSs, each representing eight ordinary shares, are listed on the NYSE. Under Section 303A of the NYSE Listed Company Manual, NYSE listed companies that are foreign private issuers are permitted to follow home country practice in lieu of the corporate governance provisions specified by the NYSE with limited exceptions. The following summarizes some significant ways in which our corporate governance practices differ from those followed by domestic companies under the listing standards of the NYSE.

Under the NYSE Listed Company Manual, U.S. domestic listed companies are required to have a majority independent board, which is not required under the Companies Act (As Revised) of the Cayman Islands (the “Companies Act”), our home country. Currently, our board of directors is composed of ten members, six of whom are independent directors. All of our independent directors are independent within the meaning of Section 303A of the NYSE Listed Company Manual. We have also received from each independent director a confirmation of his or her independence and we consider them to be independent pursuant to the Hong Kong Listing Rules. In addition, the NYSE Listed Company Manual requires U.S. domestic listed companies to have a compensation committee and a nominating/corporate governance committee, each composed entirely of independent directors, which are not required under the Companies Act. Currently, our compensation committee is composed of three members, all of whom are independent directors. Our nominating and corporate governance committee is composed of three members, only two of whom are independent directors. In addition, the NYSE Listed Company Manual requires shareholder approval for certain matters, such as requiring that shareholders must be given the opportunity to vote on all equity compensation plans and material revisions to those plans, which is not required under the Cayman Islands law. We intend to comply with the requirements of Cayman Islands law only in determining whether shareholder approval is required.

Under Rule 19C.11 of the Hong Kong Listing Rules, we are exempt from certain corporate governance requirements of the Hong Kong Stock Exchange, including Appendix 14 of the Hong Kong Listing Rules (Corporate Governance Code) and Appendix 16 of the Hong Kong Listing Rules (Disclosure of Financial Information).

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

•
We issue all corporate communications as required by the Hong Kong Listing Rules on our own website in English and Chinese, and on the Hong Kong Stock Exchange’s website in English and Chinese.

•
We continue to provide printed copies of notice including the proxy materials to our shareholders at no costs.
•
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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

(a) Please see the Certification by the Chief Executive Officer Pursuant to Item 16I(a) of Form 20-F, which has been furnished as Exhibit 15.4 to this annual report.

(b) On December 16, 2021, the PCAOB issued a report notifying the SEC of its determination that it is unable to inspect or investigate completely registered public accounting firms headquartered in Chinese mainland or Hong Kong, including our independent registered public accounting firm, PricewaterhouseCoopers.

On August 22, 2022, the SEC added Alibaba Group Holding Limited to its conclusive list of issuers identified under the HFCA Act, following the filing of our annual report on Form 20-F for the fiscal year ended March 31, 2022.

On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in Chinese mainland and Hong Kong in 2022. The PCAOB vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in Chinese mainland and Hong Kong. For this reason, we do not expect to be identified as a Commission-Identified Issuer following the filing of this annual report.

As of the date of this annual report and to our best knowledge:

(i) No Cayman Islands governmental entities own any shares of Alibaba Group Holding Limited or any variable-interest entity or similarly structured entity that is consolidated in our financial statements;

(ii) Certain consolidated entities under our digital media and entertainment business have state-owned minority strategic investors, namely:

Zhejiang Yitong Digital TV Investment Co., Ltd. (“Zhejiang Yitong”), a subsidiary of a PRC state-owned enterprise, which owns 1% of the registered capital of Youku Film & Television Co., Ltd. (“Youku Film & Television”), a consolidated entity under our Youku business; and

Wangtou Suicheng (Beijing) Technology Co., Ltd., also a subsidiary of a PRC state-owned enterprise, which owns 1% of the registered capital of Guangzhou Lujiao Information Technology Co., Ltd., a consolidated entity under our UCWeb business.

In addition, certain consolidated entities in our sports-related business, which in aggregate contributed to less than 0.05% of our total revenue in the fiscal year ended March 31, 2023, have minority governmental ownership.

Our ADSs are listed and traded on the NYSE and our Shares are listed and traded on the Hong Kong Stock Exchange. PRC governmental entities or affiliated entities could acquire equity interests in our company on the open market, but based on public disclosure, no PRC governmental entity has any significant shareholding in our company.

Except as disclosed above, no PRC governmental entities own any shares of Alibaba Group Holding Limited or any variable-interest entity or similarly structured entity that is consolidated in our financial statements.

(iii) No Cayman Islands governmental entities or PRC governmental entities have a controlling financial interest in Alibaba Group Holding Limited or any variable-interest entity or similarly structured entity that is consolidated in our financial statements; and

(iv) None of the members of the board of directors of Alibaba Group Holding Limited, our operating entities or any variable interest entity or similarly structured entity that is consolidated in our financial statements is an official of the Chinese Communist Party, except for the following:

Yang Yang, an external director of Youku Film & Television, who is also an executive of Zhejiang Yitong; and

Bing Wu, an external director of Banma Network Technology Co., Ltd. (“Banma”), which is a majority-owned consolidated entity engaged in the development of smart car operating systems. Mr. Wu is an executive of SAIC Motor and other state-owned enterprises. Banma is a joint venture between us and SAIC Motor.

The currently effective memorandum and articles of association of Alibaba Group Holding Limited and any variable interest entity or similarly structured entity that is consolidated in our financial statements do not contain any charter of the Chinese Communist Party.

ITEM 16J. INSIDER TRADING POLICIES

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have provided financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The following financial statements are filed as part of this annual report, together with the report of the independent auditor:

•
Report of Independent Registered Public Accounting Firm
•
Consolidated Income Statements for the years ended March 31, 2021, 2022 and 2023
•
Consolidated Statements of Comprehensive Income for the years ended March 31, 2021, 2022 and 2023
•
Consolidated Balance Sheets as of March 31, 2022 and 2023
•
Consolidated Statements of Changes in Shareholders’ Equity for the years ended March 31, 2021, 2022 and 2023
•
Consolidated Statements of Cash Flows for the years ended March 31, 2021, 2022 and 2023
•
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

2.3(3)	Form of American Depositary Receipt evidencing American Depositary Shares (included in Exhibit 2.2)
2.4(6)	Indenture, dated as of November 28, 2014, between the Registrant and Bank of New York Mellon as Trustee
2.5(6)	Fifth Supplemental Indenture, dated as of November 28, 2014, between the Registrant and Bank of New York Mellon as Trustee
2.6(6)	Sixth Supplemental Indenture, dated as of November 28, 2014, between the Registrant and Bank of New York Mellon as Trustee
2.7(6)	Form of 3.600% Senior Notes Due 2024 (included in Exhibit 2.5)
2.8(6)	Form of 4.500% Senior Notes Due 2034 (included in Exhibit 2.6)
2.9(7)	Indenture, dated as of December 6, 2017, between the Registrant and Bank of New York Mellon as Trustee
2.10(7)	Second Supplemental Indenture, dated as of December 6, 2017, between the Registrant and Bank of New York Mellon as Trustee
2.11(7)	Third Supplemental Indenture, dated as of December 6, 2017, between the Registrant and Bank of New York Mellon as Trustee
2.12(7)	Fourth Supplemental Indenture, dated as of December 6, 2017, between the Registrant and Bank of New York Mellon as Trustee
2.13(7)	Fifth Supplemental Indenture, dated as of December 6, 2017, between the Registrant and Bank of New York Mellon as Trustee
2.14(7)	Form of 3.400% Senior Notes Due 2027 (included in Exhibit 2.10)
2.15(7)	Form of 4.000% Senior Notes Due 2037 (included in Exhibit 2.11)
2.16(7)	Form of 4.200% Senior Notes Due 2047 (included in Exhibit 2.12)
2.17(7)	Form of 4.400% Senior Notes Due 2057 (included in Exhibit 2.13)
2.18	Description of Securities Registered under Section 12 of the U.S. Exchange Act
2.19(8)	Sixth Supplemental Indenture, dated as of February 9, 2021, between the Registrant and Bank of New York Mellon as Trustee
2.20(8)	Seventh Supplemental Indenture, dated as of February 9, 2021, between the Registrant and Bank of New York Mellon as Trustee
2.21(8)	Eighth Supplemental Indenture, dated as of February 9, 2021, between the Registrant and Bank of New York Mellon as Trustee

Exhibit Number	Description of Document
2.22(8)	Ninth Supplemental Indenture, dated as of February 9, 2021, between the Registrant and Bank of New York Mellon as Trustee
2.23(8)	Form of 2.125% Senior Notes Due 2031 (included in Exhibit 2.19)
2.24(8)	Form of 2.700% Senior Notes Due 2041 (included in Exhibit 2.20)
2.25(8)	Form of 3.150% Senior Notes Due 2051 (included in Exhibit 2.21)
2.26(8)	Form of 3.250% Senior Notes Due 2061 (included in Exhibit 2.22)
4.1(4)	Form of Indemnification Agreement between the Registrant and its directors and executive officers
4.2(4)	Form of Employment Agreement between the Registrant and its executive officers
4.3(4)	Form of Share Retention Agreement between the Registrant and certain members of management
4.4(5)	Second Amended and Restated 2014 Post‑IPO Equity Incentive Plan
4.5	Schedules of Material Differences of Contractual Arrangements of Representative Variable Interest Entities of the Registrant
4.6(7)	English translation of Loan Agreement, between Hangzhou Zhenxi Investment Management Co., Ltd. and Zhejiang Tmall Technology Co., Ltd., dated January 10, 2018
4.7(7)

English translation of Exclusive Call Option Agreement entered into by and among Hangzhou Zhenxi Investment Management Co., Ltd., Zhejiang Tmall Technology Co., Ltd. and Zhejiang Tmall Network Co., Ltd., dated January 10, 2018

4.8(7)

English translation of Shareholder’s Voting Rights Proxy Agreement entered into by and among Hangzhou Zhenxi Investment Management Co., Ltd., Zhejiang Tmall Technology Co., Ltd. and Zhejiang Tmall Network Co., Ltd., dated January 10, 2018

4.9(7)

English translation of Equity Pledge Agreement entered into by and among Hangzhou Zhenxi Investment Management Co., Ltd., Zhejiang Tmall Technology Co., Ltd. and Zhejiang Tmall Network Co., Ltd., dated January 10, 2018

4.10(7)	English translation of Exclusive Services Agreement entered into between Zhejiang Tmall Network Co., Ltd. and Zhejiang Tmall Technology Co., Ltd., dated January 10, 2018
4.11(4)

Share and Asset Purchase Agreement by and among the Registrant, Zhejiang Ant Small and Micro Financial Services Group Co., Ltd. (currently known as Ant Group), Yahoo! Inc., SoftBank Corp. and the other Parties named therein, dated August 12, 2014

4.12(9)

Amendment to Share and Asset Purchase Agreement by and among the Registrant, Ant Small and Micro Financial Services Group Co., Ltd. (currently known as Ant Group), SoftBank Group Corp., Jack Ma, Joseph C. Tsai, and the other Parties named therein, dated February 1, 2018

4.13(10)

Second Amendment to Share and Asset Purchase Agreement by and among the Registrant, Ant Small and Micro Financial Services Group Co., Ltd. (currently known as Ant Group) and SoftBank Group Corp., dated September 23, 2019

4.14(11)	Third Amendment to Share and Asset Purchase Agreement by and among the Registrant, Ant Group Co., Ltd., SoftBank Group Corp. and the other parties named therein, dated August 24, 2020
4.15(5)	Fourth Amendment to Share and Asset Purchase Agreement by and among the Registrant, Ant Group Co., Ltd., SoftBank Group Corp. and the other parties named therein, dated July 25, 2022

Exhibit Number	Description of Document
4.16(5)	Amended and Restated Commercial Agreement by and among the Registrant, Ant Group Co., Ltd. and Alipay.com Co., Ltd., dated July 25, 2022
4.17(10)

Second Amended and Restated Intellectual Property License and Software Technology Services Agreement by and among the Registrant, Ant Small and Micro Financial Services Group Co., Ltd. (currently known as Ant Group) and Alipay.com Co., Ltd., dated September 23, 2019

4.18(10)	Cross License Agreement by and between the Registrant and Ant Small and Micro Financial Services Group Co., Ltd. (currently known as Ant Group), dated September 23, 2019
4.19†	Third Amendment and Restatement Agreement, dated May 16, 2023, in respect of a US$4,000,000,000 Facility Agreement dated March 9, 2016
4.20†	Second Amendment and Restatement Agreement, dated May 16, 2023, in respect of a US$6,500,000,000 Facility Agreement dated April 7, 2017
4.21†

Amendment and Restatement Agreement, dated September 21, 2022, relating to a HK$7,653,750,000 term loan facility between Alibaba Group Services Limited, as Guarantor, and the other parties named therein, dated May 17, 2019

8.1	List of Subsidiaries and Consolidated Entities of the Registrant
11.1(5)	Code of Ethics of the Registrant
12.1	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes‑Oxley Act of 2002
12.2	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes‑Oxley Act of 2002
13.1(12)	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes‑Oxley Act of 2002
13.2(12)	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes‑Oxley Act of 2002
15.1	Consent of PricewaterhouseCoopers — Independent Registered Public Accounting Firm
15.2	Consent of Fangda Partners
15.3	Consent of Maples and Calder (Hong Kong) LLP
15.4(12)	Certification by the Chief Executive Officer Pursuant to Item 16I(a) of Form 20-F
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

(1)
Previously filed on Form 6-K, dated September 30, 2020 and incorporated herein by reference.
(2)
Previously filed on Form 6-K, dated November 20, 2019 and incorporated herein by reference.

(3)
Previously filed with the Registration Statement on Form F‑6 (File No. 333‑231579), dated May 17, 2019 and incorporated herein by reference.
(4)
Previously filed with the Registration Statement on Form F‑1 (File No. 333‑195736), initially filed on May 6, 2014 and incorporated herein by reference.
(5)
Previously filed with our Annual Report on Form 20‑F for the Fiscal Year Ended on March 31, 2022 (File No. 001‑36614), filed on July 26, 2022 and incorporated herein by reference.
(6)
Previously filed with our Annual Report on Form 20‑F for the Fiscal Year Ended on March 31, 2015 (File No. 001‑36614), filed on June 25, 2015 and incorporated herein by reference.
(7)
Previously filed with our Annual Report on Form 20‑F for the Fiscal Year Ended on March 31, 2018 (File No. 001‑36614), filed on July 27, 2018 and incorporated herein by reference.
(8)
Previously filed with our Annual Report on Form 20-F for the Fiscal Year Ended on March 31, 2021 (File No. 001-36614), filed on July 27, 2021 and incorporated herein by reference.
(9)
Previously filed on Form 6‑K, dated February 2, 2018 and incorporated herein by reference.
(10)
Previously filed with the Registration Statement on Form F-3 (File No. 333-234662), dated November 13, 2019 and incorporated herein by reference.
(11)
Previously filed on Form 6-K, dated August 25, 2020 and incorporated herein by reference.
(12)
Furnished with this annual report on Form 20‑F.

† Portions of this exhibit have been omitted in accordance with Form 20-F's Instructions as to Exhibits.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20‑F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Alibaba Group Holding Limited

By:	/s/ Daniel Yong Zhang
	Name:	Daniel Yong Zhang
	Title:	Chairman and Chief Executive Officer

Date: July 21, 2023

ALIBABA GROUP HOLDING LIMITED

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Alibaba Group Holding Limited

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Alibaba Group Holding Limited and its subsidiaries (the “Company”) as of March 31, 2023 and 2022, and the related consolidated income statements, consolidated statements of comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended March 31, 2023, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of March 31, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2023 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by the COSO.

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

Impairment assessment on goodwill relating to a reporting unit under the Digital media and entertainment segment

As described in Note 2(y) and Note 17 to the consolidated financial statements, the Company’s balance of goodwill allocated to reporting units under the Digital media and entertainment segment as of March 31, 2023 was RMB30,825 million, primarily relating to one unlisted reporting unit. Goodwill is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that it might be impaired. During the year ended March 31, 2023, management has performed a quantitative impairment test on the goodwill relating to the unlisted reporting unit under the Digital media and entertainment segment. No impairment charge was recognized on the goodwill relating to the reporting unit as a result of the impairment test. The fair value of the reporting unit was determined based on the discounted cash flow analysis using the assumptions including the future growth rates and the weighted average cost of capital.

The principal considerations for our determination that performing procedures relating to the impairment assessment on goodwill relating to a reporting unit under the Digital media and entertainment segment is a critical audit matter are the significant judgment made and estimation used by management when determining the fair value of the reporting unit, which in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating audit evidence relating to the future growth rates and the weighted average cost of capital. In addition, the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s impairment assessment on goodwill relating to a reporting unit under the Digital media and entertainment segment, including controls relating to fair value determination of the reporting unit. These procedures also included, among others, testing the fair value of the reporting unit as determined by management, which included (i) evaluating the appropriateness of the valuation method; (ii) testing the completeness, mathematical accuracy and relevance of the key underlying data adopted in the valuation; and (iii) evaluating the reasonableness of the significant assumptions related to the future growth rates and the weighted average cost of capital used in the valuation by considering (i) the past performance of the reporting unit, and economic and industry forecasts; (ii) the weighted average cost of capital of comparable businesses; and (iii) the consistency with external market and industry data. Professionals with specialized skill and knowledge were used to assist in evaluating the appropriateness of the valuation method, and the reasonableness of the future growth rate for terminal value and the weighted average cost of capital used in the valuation.

Fair value determination related to investments in privately held companies accounted for using the measurement alternative

As described in Note 2(t) and Note 11 to the consolidated financial statements, the Company’s investments in privately held companies accounted for using the measurement alternative were RMB79,545 million as of March 31, 2023. Management recorded these investments at cost, less impairment, with subsequent adjustments for observable price changes resulting from orderly transactions for identical or similar investments of the same issuer. Management recorded fair value adjustments to a portion of these investments with observable price changes during the year ended March 31, 2023. The fair value of these investments was determined based on valuation methods using the observable transaction price at the transaction date and considering the rights and obligations of the securities and other unobservable inputs including volatility.

The principal considerations for our determination that performing procedures relating to the fair value determination related to investments in privately held companies accounted for using the measurement alternative is a critical audit matter are the significant judgment made and estimation used by management when determining the fair value of the investments with observable price changes, which in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating audit evidence relating to management’s assessment of whether the observable transaction is orderly and whether the investment involved is identical or similar to the Company’s investment of the same issuer and management’s determination of the fair value adjustments. In addition, the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to fair value determination of the investments in privately held companies with observable price changes, including controls over management’s assessment of whether the observable transaction is orderly and whether the investment involved is identical or similar to the Company’s investment of the same issuer and controls over the determination of the fair value adjustments. These procedures also included, among others, testing the fair value of these investments as determined by management, which included (i) evaluating whether the observable transaction is orderly and whether the investment involved is identical or similar to the Company’s investment of the same issuer, (ii) testing the completeness, mathematical accuracy and relevance of key underlying data used in the valuation, and (iii) evaluating the rights and obligations of the securities and other unobservable inputs including volatility used in the valuation. The rights and obligations of the securities were evaluated by reading the investment agreements. The volatility was evaluated by considering the external market and industry data of comparable businesses. Professionals with specialized skill and knowledge were used to assist in evaluating the rights and obligations of the securities, and the reasonableness of the volatility used in the valuation.

/s/ PricewaterhouseCoopers

Hong Kong

July 21, 2023

We have served as the Company’s auditor since 1999.

ALIBABA GROUP HOLDING LIMITED

CONSOLIDATED INCOME STATEMENTS

		Year ended March 31,
		2021	2022	2023
		RMB	RMB	RMB	US$
					(Note 2(a))
		(in millions, except per share data)
	Notes
Revenue	5, 22	717,289	853,062	868,687	126,491
Cost of revenue	22	(421,205)	(539,450)	(549,695)	(80,042)
Product development expenses	22	(57,236)	(55,465)	(56,744)	(8,263)
Sales and marketing expenses	22	(81,519)	(119,799)	(103,496)	(15,070)
General and administrative expenses	22	(55,224)	(31,922)	(42,183)	(6,142)
Amortization and impairment of intangible assets		(12,427)	(11,647)	(13,504)	(1,967)
Impairment of goodwill	17	—	(25,141)	(2,714)	(395)
Income from operations		89,678	69,638	100,351	14,612
Interest and investment income, net		72,794	(15,702)	(11,071)	(1,612)
Interest expense		(4,476)	(4,909)	(5,918)	(862)
Other income, net	22	7,582	10,523	5,823	848
Income before income tax and share of results of equity method investees		165,578	59,550	89,185	12,986
Income tax expenses	7	(29,278)	(26,815)	(15,549)	(2,264)
Share of results of equity method investees		6,984	14,344	(8,063)	(1,174)
Net income		143,284	47,079	65,573	9,548
Net loss attributable to noncontrolling interests		7,294	15,170	7,210	1,050
Net income attributable to Alibaba Group Holding Limited		150,578	62,249	72,783	10,598
Accretion of mezzanine equity		(270)	(290)	(274)	(40)
Net income attributable to ordinary shareholders		150,308	61,959	72,509	10,558
Earnings per share attributable to ordinary shareholders	9
Basic		6.95	2.87	3.46	0.50
Diluted		6.84	2.84	3.43	0.50
Earnings per ADS attributable to ordinary shareholders (one ADS equals eight ordinary shares)	9
Basic		55.63	22.99	27.65	4.03
Diluted		54.70	22.74	27.46	4.00
Weighted average number of shares used in computing earnings per share (million shares)	9
Basic		21,619	21,558	20,980
Diluted		21,982	21,787	21,114

The accompanying notes form an integral part of these consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year ended March 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
				(Note 2(a))
	(in millions)
Net income	143,284	47,079	65,573	9,548
Other comprehensive (loss) income:
- Foreign currency translation:
Change in unrealized (losses) gains	(18,646)	(15,470)	22,332	3,252
- Share of other comprehensive income of equity method investees:
Change in unrealized (losses) gains	(1,449)	(784)	1,493	217
- Interest rate swaps under hedge accounting and others:
Change in unrealized gains	104	157	10	2
Other comprehensive (loss) income	(19,991)	(16,097)	23,835	3,471
Total comprehensive income	123,293	30,982	89,408	13,019
Total comprehensive loss attributable to noncontrolling interests	9,005	17,361	6,480	944
Total comprehensive income attributable to ordinary shareholders	132,298	48,343	95,888	13,963

The accompanying notes form an integral part of these consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED

CONSOLIDATED BALANCE SHEETS

		As of March 31,
		2022	2023
		RMB	RMB	US$
				(Note 2(a))
		(in millions)
	Notes
Assets
Current assets:
Cash and cash equivalents	2(p)	189,898	193,086	28,115
Short-term investments	2(q)	256,514	326,492	47,541
Restricted cash and escrow receivables	10	37,455	36,424	5,304
Equity securities and other investments	11	8,673	4,892	712
Prepayments, receivables and other assets	13	145,995	137,072	19,960
Total current assets		638,535	697,966	101,632
Equity securities and other investments	11	223,611	245,737	35,782
Prepayments, receivables and other assets	13	113,147	110,926	16,152
Investments in equity method investees	14	219,642	207,380	30,197
Property and equipment, net	15	171,806	176,031	25,632
Intangible assets, net	16	59,231	46,913	6,831
Goodwill	17	269,581	268,091	39,037
Total assets		1,695,553	1,753,044	255,263

Liabilities, mezzanine equity and shareholders’ equity
Current liabilities:
Current bank borrowings	20	8,841	7,466	1,087
Current unsecured senior notes	21	—	4,800	699
Income tax payable		21,753	12,543	1,826
Accrued expenses, accounts payable and other liabilities	19	271,460	275,950	40,182
Merchant deposits	2(ac)	14,747	13,297	1,936
Deferred revenue and customer advances	18	66,983	71,295	10,381
Total current liabilities		383,784	385,351	56,111
Deferred revenue	18	3,490	3,560	518
Deferred tax liabilities	7	61,706	61,745	8,991
Non-current bank borrowings	20	38,244	52,023	7,575
Non-current unsecured senior notes	21	94,259	97,065	14,134
Other liabilities	19	31,877	30,379	4,424
Total liabilities		613,360	630,123	91,753

The accompanying notes form an integral part of these consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED

CONSOLIDATED BALANCE SHEETS (CONTINUED)

		As of March 31,
		2022	2023
		RMB	RMB	US$
				(Note 2(a))
		(in millions)
	Notes
Commitments and contingencies	24, 25
Mezzanine equity		9,655	9,858	1,435
Shareholders’ equity:
Ordinary shares, US$0.000003125 par value; 32,000,000,000 shares authorized as of March 31, 2022 and 2023; 21,357,323,112 and 20,526,017,712 shares issued and outstanding as of March 31, 2022 and 2023 respectively		1	1	—
Additional paid-in capital		410,506	416,880	60,702
Treasury shares, at cost	2(af)	(2,221)	(28,763)	(4,188)
Subscription receivables		(46)	(49)	(7)
Statutory reserves	2(ag)	9,839	12,977	1,890
Accumulated other comprehensive (loss) income
Cumulative translation adjustments		(33,184)	(10,476)	(1,525)
Unrealized gains on interest rate swaps and others		27	59	8
Retained earnings		563,557	599,028	87,225
Total shareholders’ equity		948,479	989,657	144,105
Noncontrolling interests		124,059	123,406	17,970
Total equity		1,072,538	1,113,063	162,075
Total liabilities, mezzanine equity and equity		1,695,553	1,753,044	255,263

The accompanying notes form an integral part of these consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

								Accumulated other
								comprehensive income (loss)
									Unrealized
									gains (losses) on
			Additional					Cumulative	interest		Total
	Ordinary shares		paid-in	Treasury	Restructuring	Subscription	Statutory	translation	rate swaps	Retained	shareholders’	Noncontrolling	Total
	Share	Amount	capital	shares	reserve	receivables	reserves	adjustments	and others	earnings	equity	interests	equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(in millions, except per share data)
Balance as of April 1, 2020	21,491,994,944	1	343,707	—	—	(51)	6,100	(387)	(256)	406,287	755,401	115,147	870,548
Foreign currency translation adjustment	—	—	—	—	—	4	—	(17,092)	17	—	(17,071)	(1,571)	(18,642)
Share of additional paid-in capital and other comprehensive income of equity method investees	—	—	702	—	—	—	—	(1,451)	2	—	(747)	1	(746)
Change in fair value of interest rate swaps under hedge accounting and others	—	—	—	—	—	—	—	—	104	—	104	—	104
Net income for the year	—	—	—	—	—	—	—	—	—	150,578	150,578	(7,434)	143,144
Acquisition of subsidiaries	—	—	1,836	—	—	—	—	—	—	—	1,836	28,389	30,225
Issuance of shares, including vesting of RSUs and early exercised options and exercise of share options	211,562,920	—	205	—	—	—	—	—	—	—	205	—	205
Repurchase and retirement of ordinary shares	(4,526,416)	—	(79)	—	—	—	—	—	—	(694)	(773)	—	(773)
Transactions with noncontrolling interests	—	—	1,201	—	—	—	—	—	—	—	1,201	(507)	694
Amortization of compensation cost	—	—	47,006	—	—	—	—	—	—	—	47,006	3,983	50,989
Appropriation to statutory reserves	—	—	—	—	—	—	1,247	—	—	(1,247)	—	—	—
Others	—	—	(270)	—	—	—	—	—	—	—	(270)	(517)	(787)
Balance as of March 31, 2021	21,699,031,448	1	394,308	—	—	(47)	7,347	(18,930)	(133)	554,924	937,470	137,491	1,074,961

The accompanying notes form an integral part of these consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (CONTINUED)

								Accumulated other
								comprehensive income (loss)
									Unrealized
									gains (losses) on
			Additional					Cumulative	interest		Total
	Ordinary shares		paid-in	Treasury	Restructuring	Subscription	Statutory	translation	rate swaps	Retained	shareholders’	Noncontrolling	Total
	Share	Amount	capital	shares	reserve	receivables	reserves	adjustments	and others	earnings	equity	interests	equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(in millions, except per share data)
Balance as of April 1, 2021	21,699,031,448	1	394,308	—	—	(47)	7,347	(18,930)	(133)	554,924	937,470	137,491	1,074,961
Foreign currency translation adjustment	—	—	—	—	—	1	—	(13,470)	3	—	(13,466)	(2,003)	(15,469)
Share of additional paid-in capital and other comprehensive income of equity method investees	—	—	(445)	—	—	—	—	(784)	—	—	(1,229)	2	(1,227)
Change in fair value of interest rate swaps under hedge accounting and others	—	—	—	—	—	—	—	—	157	—	157	—	157
Net income for the year	—	—	—	—	—	—	—	—	—	62,249	62,249	(15,358)	46,891
Acquisition of subsidiaries	—	—	—	—	—	—	—	—	—	—	—	59	59
Issuance of shares, including vesting of RSUs and early exercised options and exercise of share options	177,096,968	—	109	—	—	—	—	—	—	—	109	—	109
Repurchase and retirement of ordinary shares	(518,805,304)	—	(8,567)	(2,221)	—	—	—	—	—	(51,124)	(61,912)	—	(61,912)
Transactions with noncontrolling interests	—	—	6,057	—	—	—	—	—	—	—	6,057	(38)	6,019
Amortization of compensation cost	—	—	19,334	—	—	—	—	—	—	—	19,334	4,670	24,004
Appropriation to statutory reserves	—	—	—	—	—	—	2,492	—	—	(2,492)	—	—	—
Others	—	—	(290)	—	—	—	—	—	—	—	(290)	(764)	(1,054)
Balance as of March 31, 2022	21,357,323,112	1	410,506	(2,221)	—	(46)	9,839	(33,184)	27	563,557	948,479	124,059	1,072,538

The accompanying notes form an integral part of these consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (CONTINUED)

								Accumulated other
								comprehensive income (loss)
									Unrealized
									gains (losses) on
			Additional					Cumulative	interest		Total
	Ordinary shares		paid-in	Treasury	Restructuring	Subscription	Statutory	translation	rate swaps	Retained	shareholders’	Noncontrolling	Total
	Share	Amount	capital	shares	reserve	receivables	reserves	adjustments	and others	earnings	equity	interests	equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(in millions, except per share data)
Balance as of April 1, 2022	21,357,323,112	1	410,506	(2,221)	—	(46)	9,839	(33,184)	27	563,557	948,479	124,059	1,072,538
Foreign currency translation adjustment	—	—	—	—	—	(3)	—	21,236	1	—	21,234	1,095	22,329
Share of additional paid-in capital and other comprehensive income of equity method investees	—	—	(1,031)	—	—	—	—	1,472	21	—	462	(4)	458
Change in fair value of interest rate swaps under hedge accounting and others	—	—	—	—	—	—	—	—	10	—	10	—	10
Net income for the year	—	—	—	—	—	—	—	—	—	72,783	72,783	(7,575)	65,208
Acquisition of subsidiaries	—	—	—	—	—	—	—	—	—	—	—	38	38
Issuance of shares, including vesting of RSUs and early exercised options and exercise of share options	201,547,520	—	11	—	—	—	—	—	—	—	11	—	11
Repurchase and retirement of ordinary shares	(1,039,252,920)	—	(13,990)	(26,542)	—	—	—	—	—	(34,174)	(74,706)	—	(74,706)
Transactions with noncontrolling interests	—	—	(3,987)	—	—	—	—	—	—	—	(3,987)	1,673	(2,314)
Amortization of compensation cost	—	—	25,134	—	—	—	—	—	—	—	25,134	5,462	30,596
Equity-settled donation	6,400,000	—	511	—	—	—	—	—	—	—	511	—	511
Appropriation to statutory reserves	—	—	—	—	—	—	3,138	—	—	(3,138)	—	—	—
Others	—	—	(274)	—	—	—	—	—	—	—	(274)	(1,342)	(1,616)
Balance as of March 31, 2023	20,526,017,712	1	416,880	(28,763)	—	(49)	12,977	(10,476)	59	599,028	989,657	123,406	1,113,063

The accompanying notes form an integral part of these consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended March 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
				(Note 2(a))
	(in millions)
Cash flows from operating activities:
Net income	143,284	47,079	65,573	9,548
Adjustments to reconcile net income to net cash provided by operating activities:
Revaluation (gain) loss on previously held equity interest	(8,759)	2	—	—
(Gain) Loss on disposals of equity method investees	(644)	32	72	11
(Gain) Loss related to equity securities and other investments	(57,930)	20,479	14,911	2,171
Change in fair value of other assets and liabilities	250	1,478	(1,522)	(222)
Gain on disposals of subsidiaries	(383)	(1,163)	(14)	(2)
Depreciation and impairment of property and equipment, and operating lease cost relating to land use rights	26,389	27,808	27,799	4,047
Amortization of intangible assets and licensed copyrights	21,520	20,257	19,139	2,787
Share-based compensation expense	50,120	23,971	30,831	4,489
Equity-settled donation expense	—	—	511	75
Impairment of equity securities and other investments	7,481	8,922	13,327	1,941
Impairment of goodwill, intangible assets and licensed copyrights	1,688	25,886	6,658	970
Loss (Gain) on disposals of property and equipment	75	132	(163)	(24)
Share of results of equity method investees	(6,984)	(14,344)	8,063	1,174
Deferred income taxes	3,236	(1,369)	(1,717)	(250)
Allowance for doubtful accounts	1,935	1,739	2,802	408
Changes in assets and liabilities, net of effects of acquisitions and disposals:
Prepayments, receivables and other assets, and long-term licensed copyrights	(43,611)	(32,496)	8,605	1,253
Income tax payable	4,026	(3,526)	(9,214)	(1,342)
Accrued expenses, accounts payable and other liabilities	74,554	13,327	11,159	1,625
Merchant deposits	1,377	(270)	(1,450)	(211)
Deferred revenue and customer advances	14,162	4,815	4,382	638
Net cash provided by operating activities	231,786	142,759	199,752	29,086
Cash flows from investing activities:
Increase in short-term investments, net	(114,826)	(106,984)	(61,086)	(8,895)
Increase in other treasury investments, net	—	—	(40,794)	(5,940)
Settlement of forward exchange contracts, net	(803)	(448)	1,282	187
Acquisitions of equity securities and other investments, and other assets	(57,514)	(39,378)	(17,818)	(2,595)
Disposals of equity securities and other investments, and other assets	7,280	14,543	21,738	3,165
Acquisitions of equity method investees	(18,661)	(9,383)	(4,552)	(663)
Disposals and distributions of equity method investees	2,538	936	1,001	146
Disposals of intellectual property rights and assets	369	—	—	—
Acquisitions of:
Land use rights, property and equipment	(41,450)	(53,309)	(34,330)	(4,999)
Intangible assets	(1,735)	(15)	(22)	(3)
Disposals of property and equipment	—	—	644	94
Cash paid for business combinations, net of cash acquired	(19,137)	(4,087)	(1,204)	(175)
Deconsolidation and disposal of subsidiaries, net of cash proceeds	(126)	(11)	(5)	(1)
Loans to employees, net of repayments	(129)	(456)	(360)	(52)
Net cash used in investing activities	(244,194)	(198,592)	(135,506)	(19,731)

The accompanying notes form an integral part of these consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

	Year ended March 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
				(Note 2(a))
	(in millions)
Cash flows from financing activities:
Issuance of ordinary shares	175	109	11	2
Repurchase of ordinary shares	(773)	(61,225)	(74,746)	(10,884)
Acquisition of additional equity interests in non-wholly owned subsidiaries	(11,218)	(7,406)	(2,511)	(366)
Dividends paid by non-wholly owned subsidiaries to noncontrolling interests	(471)	(881)	(489)	(71)
Contingent consideration payments made after a business combination	—	—	(144)	(21)
Capital injection from noncontrolling interests	11,020	12,240	918	133
Proceeds from bank borrowings and other borrowings, net of upfront fee payment for a syndicated loan	6,402	9,427	22,790	3,319
Repayment of bank borrowings	(7,061)	(7,128)	(11,448)	(1,667)
Proceeds from unsecured senior notes, net of debt issuance cost	32,008	—	—	—
Repayment of unsecured senior notes	—	(9,585)	—	—
Net cash provided by (used in) financing activities	30,082	(64,449)	(65,619)	(9,555)
Effect of exchange rate changes on cash and cash equivalents, restricted cash and escrow receivables	(7,187)	(8,834)	3,530	514
Increase (Decrease) in cash and cash equivalents, restricted cash and escrow receivables	10,487	(129,116)	2,157	314
Cash and cash equivalents, restricted cash and escrow receivables at beginning of year	345,982	356,469	227,353	33,105
Cash and cash equivalents, restricted cash and escrow receivables at end of year	356,469	227,353	229,510	33,419

The accompanying notes form an integral part of these consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

Supplemental disclosures of cash flow information:

Payment of income tax

Income tax paid was RMB20,898 million, RMB31,733 million and RMB26,476 million for the years ended March 31, 2021, 2022 and 2023, respectively.

Payment of interest

Interest paid was RMB4,101 million, RMB4,886 million and RMB5,637 million for the years ended March 31, 2021, 2022 and 2023, respectively.

Business combinations

	Year ended March 31,
	2021	2022	2023
	RMB	RMB	RMB
	(in millions)
Cash paid for business combinations	(27,014)	(5,282)	(1,254)
Cash acquired in business combinations	7,877	1,195	50
	(19,137)	(4,087)	(1,204)

The accompanying notes form an integral part of these consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2021, 2022 AND 2023

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

The Company has seven operating and reportable segments, namely China commerce, International commerce, Local consumer services, Cainiao, Cloud, Digital media and entertainment, and Innovation initiatives and others segments. An ecosystem has developed around the Company’s platforms and businesses that consists of consumers, merchants, brands, retailers, third-party service providers, strategic alliance partners and other businesses. As of March 31, 2023, the Company was in the process of implementing a new organizational and governance structure.

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

The Company’s Local consumer services segment is comprised of (i) “To-Home” businesses which include Ele.me, the local services and on-demand delivery platform and (ii) “To-Destination” businesses which include Amap, the provider of mobile digital map, navigation and real-time traffic information in China, Fliggy, the online travel platform, and Koubei, the restaurant and local services guide platform for in-store consumption.

The Company’s Cainiao segment is comprised of Cainiao Network, which leverages the Company’s self-developed and the Company’s logistics partners’ capacity and capabilities, and offers domestic and international one-stop-shop logistics services and supply chain management solutions, fulfilling various logistics needs of merchants and consumers at scale.

The Company’s Cloud segment is comprised of Alibaba Cloud, a cloud business that offers a complete suite of cloud services, including proprietary servers, computing, storage, network, security, database, big data, container, machine learning, and model training and inference, as well as DingTalk, the intelligent collaboration workplace and application development platform that offers new ways of working, sharing and collaboration for modern enterprises and organizations.

The Company’s Digital media and entertainment segment leverages the Company’s deep consumer insights to serve the broader interests of consumers through the Company’s key distribution platforms, including Youku, and the Company’s other diverse content platforms, including Alibaba Pictures, that provide online videos, films, live events, news feeds and literature, among others. In addition, the Digital media and entertainment segment also includes Lingxi Games, a China’s digital interactive entertainment service provider, specializing in the development, operation and licensed publishing of mobile games and providing a professional distribution and service platform for both players and developers.

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
FOR THE YEARS ENDED MARCH 31, 2021, 2022 AND 2023

1.
Organization and principal activities (Continued)

The Company’s American depositary shares (“ADSs”) have been listed on the New York Stock Exchange (“NYSE”) under the symbol of “BABA” and the Company’s ordinary shares have been listed on the Hong Kong Stock Exchange (“HKSE”) under the codes “9988 (HKD Counter)” and “89988 (RMB Counter).”

2.
Summary of significant accounting policies
(a)
Basis of presentation

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Translations of balances in the consolidated balance sheet, consolidated income statement, consolidated statement of comprehensive income and consolidated statement of cash flows from RMB into the US$ as of and for the year ended March 31, 2023 are solely for the convenience of the readers and are calculated at the rate of US$1.00=RMB6.8676, representing the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on March 31, 2023. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at this rate, or at any other rate.

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

(c)
Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries, which include the PRC-registered entities directly or indirectly owned by the Company (“WFOEs”) and variable interest entities (“VIEs”) over which the Company is the primary beneficiary for accounting purposes only. All transactions and balances among the Company, its subsidiaries and the VIEs have been eliminated upon consolidation. The results of subsidiaries acquired or disposed of are recorded in the consolidated income statements from the effective date of acquisition or up to the effective date of disposal, as appropriate.

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

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2021, 2022 AND 2023

2.
Summary of significant accounting policies (Continued)
(c)
Consolidation (Continued)

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

The Company has entered into certain exclusive services agreements with these PRC domestic companies, which entitle it to receive substantially all of the profits of the VIEs. In addition, the Company has entered into certain agreements with the equity holders of these PRC domestic companies, including loan agreements that require them to contribute registered capital to those PRC domestic companies, exclusive call option agreements to acquire the equity interests in these companies when permitted by the PRC laws, rules and regulations, equity pledge agreements of the equity interests held by those equity holders, and proxy agreements that irrevocably authorize individuals designated by the Company to exercise the equity owner’s rights over these PRC domestic companies.

Details of the typical structure of the Company’s representative VIEs are set forth below:

Loan agreements

Pursuant to the relevant loan agreements, the respective WFOEs have granted loans to the equity holders of the VIEs, which may only be used for the purpose of its business operation activities agreed by the WFOEs or the acquisition of the relevant VIEs. The WFOEs may require acceleration of repayment at their absolute discretion. When the equity holders of the VIEs make early repayment of the outstanding amount, the WFOEs or a third-party designated by the WFOEs may purchase the equity interests in the VIEs at a price equal to the outstanding amount of the loan, subject to any applicable PRC laws, rules and regulations. The equity holders of the VIEs undertake not to enter into any prohibited transactions in relation to the VIEs, including the transfer of any business, material assets or equity interests in the VIEs to any third party.

Exclusive call option agreements

The equity holders of the VIEs have granted the WFOEs exclusive call options to purchase their equity interest in the VIEs at an exercise price equal to the higher of (i) the paid-in registered capital in the VIEs; and (ii) the minimum price as permitted by applicable PRC laws. Each relevant VIE has further granted the relevant WFOE an exclusive call option to purchase its assets at an exercise price equal to the book value of the assets or the minimum price as permitted by applicable PRC laws, whichever is higher. Certain VIEs and their equity holders will also jointly grant the WFOEs (A) exclusive call options to request the VIEs to decrease their registered capital at an exercise price equal to the higher of (i) the paid-in registered capital in the VIEs and (ii) the minimum price as permitted by applicable PRC laws (the “Capital Decrease Price”), and (B) exclusive call options to subscribe for any increased capital of the VIEs at a price equal to the Capital Decrease Price, or the sum of the Capital Decrease Price and the unpaid registered capital, if applicable, as of the capital decrease. The WFOEs may nominate another entity or individual to purchase the equity interest or assets, or to subscribe for the increased capital, if applicable, under the call options. Execution of each call option shall not violate the applicable PRC laws, rules and regulations. Each equity holder of the VIE has agreed that the following amounts, to the extent in excess of the original registered capital that they contributed to the VIE (after deduction of relevant tax expenses), belong to and shall be paid to the WFOEs: (i) proceeds from the transfer of its equity interests in the VIE, (ii) proceeds received in connection with a capital decrease in the VIE, and (iii) distributions or liquidation residuals from the disposal of its equity interests in the VIE upon termination or liquidation. Moreover, any profits, distributions or dividends (after deduction of relevant tax expenses) received by the VIEs also belong to and shall be paid to the WFOEs. The exclusive call option agreements remain in effect until the equity interest or assets that are the subject of these agreements are transferred to the WFOEs.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2021, 2022 AND 2023

2.
Summary of significant accounting policies (Continued)
(c)
Consolidation (Continued)

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

Exclusive services agreements

Each relevant VIE has entered into an exclusive services agreement with the respective WFOE, pursuant to which the relevant WFOE provides exclusive services to the VIE. In exchange, the VIE pays a service fee to the WFOE, the amount of which shall be determined, to the extent permitted by applicable PRC laws as proposed by the WFOE, resulting in a transfer of substantially all of the profits from the VIE to the WFOE.

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
FOR THE YEARS ENDED MARCH 31, 2021, 2022 AND 2023

2.
Summary of significant accounting policies (Continued)
(c)
Consolidation (Continued)

The following financial information of the consolidated VIEs and their subsidiaries was recorded in the accompanying consolidated financial statements:

	As of March 31,
	2022	2023
	RMB	RMB
	(in millions)
Cash and cash equivalents and short-term investments	15,943	24,057
Investments in equity method investees and equity securities and other investments	37,647	40,597
Accounts receivable, net of allowance	22,003	19,023
Amounts due from non-VIE subsidiaries of the Company	28,377	26,863
Property and equipment, net and intangible assets, net	8,608	9,779
Others	25,927	25,207
Total assets	138,505	145,526

Amounts due to non-VIE subsidiaries of the Company	89,271	90,314
Accrued expenses, accounts payable and other liabilities	38,826	39,612
Deferred revenue and customer advances	13,570	14,051
Total liabilities	141,667	143,977

	Year ended March 31,
	2021	2022	2023
	RMB	RMB	RMB
	(in millions)
Revenue (i)	93,029	111,498	112,270
Net income	2,557	5,944	2,442
Net cash provided by operating activities	329	19,932	4,378
Net cash used in investing activities	(18,445)	(16,710)	(2,044)
Net cash provided by (used in) financing activities	14,463	(9,904)	1,386

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

Currently, there is no contractual arrangement which requires the Company to provide additional financial support to the VIEs. However, as the Company conducts its businesses primarily based on the licenses and approvals held by its VIEs, the Company has provided and will continue to provide financial support to the VIEs considering the business requirements of the VIEs as well as the Company’s own business objectives in the future.

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
FOR THE YEARS ENDED MARCH 31, 2021, 2022 AND 2023

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

Net income attributable to mezzanine equity holders is included in net loss attributable to noncontrolling interests in the consolidated income statements, while it is excluded from the consolidated statements of changes in shareholders’ equity. During the years ended March 31, 2021, 2022 and 2023, net income attributable to mezzanine equity holders amounted to RMB140 million, RMB188 million and RMB365 million, respectively. The cumulative results of operations attributable to noncontrolling interests, along with adjustments for share-based compensation expense arising from outstanding share-based awards relating to subsidiaries’ shares, are also recorded as noncontrolling interests on the Company’s consolidated balance sheets. Cash flows related to transactions with noncontrolling interests are presented under financing activities in the consolidated statements of cash flows.

(e)
Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker (the “CODM”), which is comprised of certain members of the Company’s management team. Prior to the quarter ended December 31, 2021, the Company had four operating and reportable segments, namely Core commerce, Cloud computing, Digital media and entertainment, and Innovation initiatives and others segments. Starting from the quarter ended December 31, 2021, the CODM started to review information under a new reporting structure, and segment reporting has been updated to conform to this change, which also provides greater transparency in the Company’s business progress and financial performance. Consequently, the Company presents seven operating and reportable segments as set out in Notes 1 and 26 to reflect the change. As of March 31, 2023, the Company was in the process of implementing a new organizational and governance structure. Following the implementation of the new organizational structure, the segment reporting will be updated to reflect the new reporting structure that will be reviewed by the CODM.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2021, 2022 AND 2023

2.
Summary of significant accounting policies (Continued)
(f)
Foreign currency translation

The functional currency of the Company is US$. The Company’s subsidiaries with operations in Chinese mainland, the Hong Kong Special Administrative Region of the PRC (“Hong Kong” or “Hong Kong S.A.R.”), the United States and other jurisdictions generally use their respective local currencies as their functional currencies. When the Company determines that a subsidiary is operating in a highly inflationary economy, the financial statements of this subsidiary shall be remeasured prospectively as if the functional currency were the functional currency of its immediate parent company. The reporting currency of the Company is RMB as the major operations of the Company are within the PRC. The financial statements of the Company’s subsidiaries, other than the subsidiaries with the functional currency of RMB, are translated into RMB using the exchange rate as of the balance sheet date for assets and liabilities and the average daily exchange rate for each month for income and expense items. Translation gains and losses are recorded in accumulated other comprehensive income or loss as a component of shareholders’ equity.

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
FOR THE YEARS ENDED MARCH 31, 2021, 2022 AND 2023

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
FOR THE YEARS ENDED MARCH 31, 2021, 2022 AND 2023

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
FOR THE YEARS ENDED MARCH 31, 2021, 2022 AND 2023

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

(iv)
Cloud services revenue

The Company earns cloud services revenue from the provision of cloud services such as proprietary servers, computing, storage, network, security, database, big data, container, machine learning, and model training and inference. Certain cloud services allow customers to use hosted software over the contract period without taking possession of the software. These cloud services are mainly charged on either a subscription or consumption basis. Revenue related to cloud services charged on a subscription basis is recognized ratably over the contract period. Revenue related to cloud services charged on a consumption basis, such as the quantity of storage or elastic computing services used in a period, is recognized based on the customer utilization of the resources.

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
FOR THE YEARS ENDED MARCH 31, 2021, 2022 AND 2023

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

The Company expenses the costs of producing advertisements at the time production occurs, and expenses the costs of delivering advertisements in the period in which the advertising space or airtime is used. Advertising and promotional expenses totaled RMB57,073 million, RMB91,103 million and RMB76,818 million during the years ended March 31, 2021, 2022 and 2023, respectively.

(k)
Share-based compensation

Share-based awards granted are measured at fair value on grant date and the value is recognized as share-based compensation expense (i) immediately at the grant date if no vesting conditions are required, or (ii) using the accelerated attribution method, net of estimated forfeitures, over the requisite service period. The fair values of restricted share units (“RSUs”) and restricted shares are determined with reference to the fair value of the underlying shares and the fair value of share options is generally determined using the Black-Scholes valuation model. Share-based compensation expense, when recognized, is charged to the consolidated income statements with the corresponding entry to additional paid-in capital, liability or noncontrolling interests as disclosed in Note 2(d).

On each measurement date, the Company reviews internal and external sources of information to assist in the estimation of various attributes to determine the fair value of the share-based awards, including the fair value of the underlying shares, expected life and expected volatility. The Company recognizes the impact of any revisions to the original forfeiture rate assumptions in the consolidated income statements, with a corresponding adjustment to equity or liability.

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

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2021, 2022 AND 2023

2.
Summary of significant accounting policies (Continued)
(l)
Other employee benefits (Continued)

During the years ended March 31, 2021, 2022 and 2023, contributions to the plans amounting to RMB8,223 million, RMB13,086 million and RMB13,953 million, respectively, were charged to the consolidated income statements. Amounts contributed to defined benefit plans during the years ended March 31, 2021, 2022 and 2023 were insignificant.

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

The Company adopts ASC 740 “Income Taxes” which prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures. The Company did not have significant unrecognized uncertain tax positions or any unrecognized liabilities, interest or penalties associated with unrecognized tax benefit as of and for the years ended March 31, 2021, 2022 and 2023.

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

(n)
Government grants

Government grants, which mainly represent amounts received from central and local governments in connection with the Company’s investments in local business districts and contributions to technology development, are recognized as income in other income, net or as a reduction of specific costs and expenses for which the grants are intended to compensate. Such amounts are recognized in the consolidated income statements upon receipt and when all conditions attached to the grants are fulfilled. For the years ended March 31, 2021, 2022 and 2023, government grants recorded as a reduction of specific costs and expenses were RMB4,532 million, RMB6,028 million and RMB5,889 million, respectively. For the years ended March 31, 2021, 2022 and 2023, government grants recorded as other income, net were RMB1,589 million, RMB1,661 million and RMB1,857 million, respectively. As of March 31, 2022 and 2023, government grants recorded as other liabilities were RMB1,071 million and RMB1,687 million, respectively.

Government grants related to assets are recognized as a reduction of the carrying amount of the related asset when all conditions attached to the grants are fulfilled and are recognized in the consolidated income statements as a reduction of related depreciation or amortization expense over the estimated useful live of the related asset on a straight-line method.

In April 2022, the Company adopted ASU 2021-10, “Government Assistance (Topic 832): Disclosures by Business Entities about Government Assistance”, which provides guidance on the disclosure of transactions with a government that are accounted for by applying a grant or contribution accounting model by analogy. The adoption of this guidance did not have a material impact on the financial position, results of operations and cash flows.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2021, 2022 AND 2023

(2)
Summary of significant accounting policies (Continued)
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

(q)
Short-term investments

Short-term investments consist primarily of investments in fixed deposits with original maturities between three months and one year and certain investments in wealth management products, certificates of deposits, marketable debt securities and other investments that the Company has the intention to redeem within one year.

(r)
Accounts receivable

Accounts receivable represent the amounts that the Company has an unconditional right to consideration. The Company maintains an allowance for doubtful accounts to reserve for potentially uncollectible receivable amounts which is estimated using the approach based on expected losses. The allowance for doubtful accounts were RMB4,912 million and RMB6,174 million as of March 31, 2022 and 2023, respectively. The Company’s estimation of allowance for doubtful accounts considers factors such as historical credit loss experience, age of receivable balances, current market conditions, reasonable and supportable forecasts of future economic conditions, as well as an assessment of receivables due from specific identifiable counterparties to determine whether these receivables are considered at risk or uncollectible. The Company assesses collectibility by pooling receivables that have similar risk characteristics and evaluates receivables individually when specific receivables no longer share those risk characteristics. For receivables evaluated individually, when it is determined that foreclosure is probable or when the debtor is experiencing financial difficulty at the reporting date and repayment is expected to be provided substantially through the operation or sale of collateral, expected credit losses are based on the fair value of the collateral at the reporting date, adjusted for selling costs as appropriate.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2021, 2022 AND 2023

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

(ii)
Debt investments

Debt investments consist of investments in debt securities and loan investments which are accounted for at amortized cost or under the fair value option, which the Company has elected for certain investments including convertible and exchangeable bonds subscribed. The fair value option permits the irrevocable election on an instrument-by-instrument basis at initial recognition or upon an event that gives rise to a new basis of accounting for that instrument. The investments accounted for under the fair value option are carried at fair value with unrealized gains and losses recorded in the consolidated income statements. Interest income from debt investments is recognized using the effective interest method which is reviewed and adjusted periodically based on changes in estimated cash flows. Debt investments also include other treasury investments which consist of investments in fixed deposits and certificates of deposits with original maturities over one year for treasury purposes. The remaining maturities of these treasury investments held by the Company generally range from one to three years.

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
FOR THE YEARS ENDED MARCH 31, 2021, 2022 AND 2023

2.
Summary of significant accounting policies (Continued)
(u)
Investments in equity method investees (Continued)

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
FOR THE YEARS ENDED MARCH 31, 2021, 2022 AND 2023

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

(x)
Licensed copyrights

Licensed copyrights related to titles to movies, television series, variety shows, animations and other video content acquired from external parties are carried at the lower of unamortized cost or fair value. The amortization period for the licensed content vary depending on the type of content, which typically ranges from six months to ten years. Licensed copyrights are presented on the consolidated balance sheets as current assets under prepayments, receivables and other assets, or non-current assets under intangible assets, net, based on estimated time of usage. Licensed copyrights are generally amortized using an accelerated method based on historical viewership consumption patterns. Estimates of the consumption patterns for licensed copyrights are reviewed periodically and revised if necessary. For the years ended March 31, 2021, 2022 and 2023, amortization expenses in connection with the licensed copyrights of RMB9,093 million, RMB8,610 million and RMB8,446 million were recorded in cost of revenue within the Company’s Digital media and entertainment segment.

On a periodic basis, the Company evaluates the program usefulness of licensed copyrights pursuant to the guidance in ASC 920 “Entertainment — Broadcasters”, which provides that the rights be reported at the lower of unamortized cost or fair value. When there is a change in the expected usage of licensed copyrights, the Company estimates the fair value of licensed copyrights to determine if any impairment exists. The fair value of licensed copyrights is determined by estimating the expected cash flows from advertising and membership fees, less any costs and expenses, over the remaining useful lives of the licensed copyrights at the film-group level. Estimates that impact these cash flows include anticipated levels of demand for the Company’s advertising services and the expected selling prices of advertisements. For the years ended March 31, 2021, 2022 and 2023, impairment charges in connection with the licensed copyrights of RMB1,688 million, RMB745 million and RMB1,133 million were recorded in cost of revenue within the Company’s Digital media and entertainment segment.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2021, 2022 AND 2023

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

(z)
Impairment of long-lived assets other than goodwill and licensed copyrights

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted net cash flows expected to be generated by the asset. If the assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Impairment of long-lived assets other than goodwill and licensed copyrights recognized for the years ended March 31, 2021, 2022 and 2023 was nil, RMB973 million and RMB1,922 million, respectively.

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

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2021, 2022 AND 2023

2.
Summary of significant accounting policies (Continued)

(aa) Derivatives and hedging (Continued)

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

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2021, 2022 AND 2023

2.
Summary of significant accounting policies (Continued)

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

(ag) Statutory reserves

In accordance with the relevant regulations and their articles of association, subsidiaries of the Company incorporated in the PRC are required to allocate at least 10% of their after-tax profit determined based on the PRC accounting standards and regulations to the general reserve until the reserve has reached 50% of the relevant subsidiary’s registered capital. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the respective board of directors of the subsidiaries. These reserves can only be used for specific purposes and are not transferable to the Company in the form of loans, advances or cash dividends. During the years ended March 31, 2021, 2022 and 2023, appropriations to the general reserve amounted to RMB1,247 million, RMB2,492 million and RMB3,138 million, respectively. No appropriations to the enterprise expansion fund and staff welfare and bonus fund have been made by the Company.

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

In April 2022, the Company adopted ASU 2020-06, “Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity”, which simplifies an issuer’s accounting for certain convertible instruments and the application of derivatives scope exception for contracts in an entity’s own equity. This guidance also addresses how convertible instruments are accounted for in the diluted earnings per share calculation and required enhanced disclosures about the terms of convertible instruments and contracts in an entity’s own equity. The adoption of this guidance did not have a material impact on the financial position, results of operations and cash flows.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2021, 2022 AND 2023

3.
Recent accounting pronouncements

In March 2020, the FASB issued ASU 2020-04, “Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting” and issued subsequent amendments within ASU 2021-01 and ASU 2022-06 (collectively, including ASU 2020-04, “ASC 848”) in January 2021 and December 2022 respectively. ASC 848 provides optional expedients and exceptions for applying U.S. GAAP on contract modifications and hedge accounting to contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform, if certain criteria are met. These optional expedients and exceptions provided in ASC 848 are effective for the Company from January 1, 2020 through December 31, 2024. The Company has elected the optional expedients for certain existing interest rate swaps that are designated as cash flow hedges, which did not have a material impact on the financial position, results of operations and cash flows. The Company is evaluating the effects, if any, of the potential election of the other optional expedients and exceptions provided in this guidance on the financial position, results of operations and cash flows.

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

In September 2022, the FASB issued ASU 2022-04, “Liabilities—Supplier Finance Programs (Subtopic 405-50): Disclosure of Supplier Finance Program Obligations”, which require a buyer in a supplier finance program disclose qualitative and quantitative information about the supplier finance program. The amendments do not affect the recognition, measurement, or financial statement presentation of obligations covered by supplier finance programs. The new guidance is required to be applied retrospectively to each period in which a balance sheet is presented, except for the amendment on rollforward information, which should be applied prospectively. This guidance is effective for the Company for the year ending March 31, 2024 and interim reporting periods during the year ending March 31, 2024. Early adoption is permitted. The Company does not expect that the adoption of this guidance will have a material impact on the financial position, results of operations and cash flows.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2021, 2022 AND 2023

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

The allocation of the purchase price as of the date of acquisition is summarized as follows:

Amounts
RMB
(in millions)
Net assets acquired (i)	49,672
Amortizable intangible assets (ii)
Trade names, trademarks and domain names	11,500
Non-compete agreements	4,700
Developed technology and patents	615
User base and customer relationships	47
Goodwill	13,474
Deferred tax liabilities	(9,629)
Noncontrolling interests (iii)	(23,684)
46,695

Amounts
RMB
(in millions)
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

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2021, 2022 AND 2023

4.
Significant mergers and acquisitions and investments (Continued)

Mergers and acquisitions (Continued)

(a)
Acquisition of Sun Art Retail Group Limited (“Sun Art”) (Continued)

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

(b)
Other acquisitions

Other acquisitions that constitute business combinations are summarized in the following table:

	Year ended March 31,
	2021	2022	2023
	RMB	RMB	RMB
	(in millions)
Net (liabilities) assets	(106)	852	1
Identifiable intangible assets	3,888	1,000	285
Deferred tax liabilities	(195)	(170)	(68)
	3,587	1,682	218
Noncontrolling interests and mezzanine equity	(3,310)	(1,884)	(38)
Net identifiable assets (liabilities)	277	(202)	180
Goodwill	4,105	3,283	583
Total purchase consideration	4,382	3,081	763
Fair value of previously held equity interests	(2,434)	(31)	—
Purchase consideration settled	(1,794)	(2,671)	(481)
Deferred consideration as of year end	154	379	282

Total purchase consideration is comprised of:
- cash consideration	875	3,050	763
- non-cash consideration	1,073	—	—
- fair value of previously held equity interests	2,434	31	—
	4,382	3,081	763

In relation to the revaluation of previously held equity interests, the Company recognized a gain of RMB2,378 million, a loss of RMB2 million and nil in the consolidated income statements for the years ended March 31, 2021, 2022 and 2023, respectively, for the other acquisitions that constitute business combinations.

Pro forma results of operations for these acquisitions have not been presented because the effects of these acquisitions, except for Sun Art (Note 4(a)), are not material to the consolidated income statements for the year ended March 31, 2021, 2022 and 2023, either individually or in aggregate.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2021, 2022 AND 2023

4.
Significant mergers and acquisitions and investments (Continued)

Equity investments and others

(c)
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

(d)
Investment in STO Express Co., Ltd. (“STO Express”)

STO Express, a company that is listed on the Shenzhen Stock Exchange, is one of the leading express delivery services companies in the PRC. The Company previously held an approximately 14.7% effective equity interest in STO Express through an investment vehicle and the investment was accounted for under the fair value option and recorded under equity securities and other investments. In addition, under a call option agreement the Company entered into with the major shareholder of STO Express, the Company may elect to acquire an additional effective equity interest of approximately 31.3% in STO Express for a total consideration of RMB10.0 billion. The call option agreement is measured at fair value with unrealized gains and losses recorded in the consolidated income statements. A loss of RMB1,413 million, a loss of RMB36 million and a gain of RMB557 million was recorded in interest and investment income, net relating to this call option agreement for the years ended March 31, 2021, 2022 and 2023, respectively.

In February 2021, the Company acquired additional effective equity interest in STO Express for a cash consideration of RMB3.3 billion by effectively exercising a portion of the above call options. Upon the completion of the transaction, the Company’s effective equity interest in STO Express increased to 25% and the investment in STO Express is accounted for under the equity method (Note 14). Out of the total consideration, which primarily included the cash consideration and the carrying amount of the effective equity interest in STO Express previously held by the Company, RMB1,731 million was allocated to amortizable intangible assets, RMB2,433 million was allocated to goodwill, RMB477 million was allocated to deferred tax liabilities and RMB2,002 million was allocated to net assets acquired. Subsequent to this transaction, the Company may elect to exercise the remaining call options to acquire an additional effective equity interest of 21% in STO Express for a total consideration of RMB6.7 billion at any time on or before December 27, 2022.

In December 2022, the expiry date of the remaining call options was extended to December 27, 2025 and the total consideration was adjusted to RMB5.3 billion.

(e)
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

(f)
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

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2021, 2022 AND 2023

4.
Significant mergers and acquisitions and investments (Continued)

Equity investments and others (Continued)

(g)
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

(h)
Investment in Ant Group Co., Ltd. (“Ant Group”)

Ant Group provides comprehensive digital payment services and facilitates digital financial and value-added services for consumers and merchants, in China and across the world. In September 2019, following the satisfaction of the closing conditions, the Company received the 33% equity interest in Ant Group pursuant to the share and asset purchase agreement as amended from time to time (the “SAPA”).

The Company accounts for its equity interest in Ant Group under the equity method. Upon the completion, the Company recorded the 33% equity interest in Ant Group with a carrying value amounting to RMB90.7 billion in investments in equity method investees. The difference between the carrying value of the 33% equity interest in Ant Group and the Company’s share of the carrying value of Ant Group’s net assets upon completion is a basis difference, which mainly represents the fair value adjustments of amortizable intangible assets and equity investments. These adjustments amounted to RMB24.5 billion and RMB5.3 billion, respectively, both of which were net of their corresponding tax effects.

Subsequent to the receipt of the equity interest in Ant Group, the proportionate share of results of Ant Group, adjusted for the effects of the basis difference as described above, is recorded in share of results of equity method investees in the consolidated income statements on a one quarter in arrears basis. Following the receipt of equity interest in Ant Group, the Company has pre-emptive rights to participate in other issuances of equity securities by Ant Group and certain of its affiliates prior to the time of Ant Group meeting certain minimum criteria for a qualified IPO set forth in the SAPA. These pre-emptive rights entitle the Company to maintain the equity ownership percentage the Company holds in Ant Group immediately prior to any such issuances. In connection with the exercise of the pre-emptive rights, the Company is also entitled to receive certain payments from Ant Group, effectively funding the subscription for these additional equity interest, up to a value of US$1.5 billion, subject to certain adjustments. In addition, under the SAPA, in certain circumstances the Company is permitted to exercise pre-emptive rights through an alternative arrangement which will further protect the Company from dilution.

In July 2023, the Company received notice from Ant Group of a shareholder meeting to approve, among other things, a proposal to repurchase from all of its shareholders up to 7.6% of its equity interest. The shares repurchased would be transferred to employee incentive plans of Ant Group. These transactions were not completed as of the date of this annual report.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2021, 2022 AND 2023

5.
Revenue

Revenue by segment is as follows:

	Year ended March 31,
	2021	2022	2023
	RMB	RMB	RMB
	(in millions)
China commerce:
China commerce retail (i)
- Customer management	304,543	315,038	290,378
- Direct sales and others (ii)(xi)	182,514	259,830	274,954
	487,057	574,868	565,332
China commerce wholesale (iii)	14,322	16,712	17,399
Total China commerce	501,379	591,580	582,731

International commerce:
International commerce retail (iv)	34,455	42,668	49,873
International commerce wholesale (v)	14,396	18,410	19,331
Total International commerce	48,851	61,078	69,204

Local consumer services (vi)(xi)	35,746	44,616	50,112
Cainiao (vii)	37,258	46,107	55,681
Cloud (viii)	60,558	74,568	77,203
Digital media and entertainment (ix)	31,186	32,272	31,482
Innovation initiatives and others (x)	2,311	2,841	2,274
	717,289	853,062	868,687

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2021, 2022 AND 2023

5.
Revenue (Continued)
(i)
Revenue from China commerce retail is primarily generated from the Company’s China commerce retail businesses and includes revenue from customer management services and sales of goods.
(ii)
Revenue from direct sales and others under China commerce retail is primarily generated from the Company’s direct sales businesses, comprising mainly Sun Art, Tmall Supermarket, Freshippo and Alibaba Health's direct sales businesses. Revenue of Sun Art included in the consolidated income statement of the Company since the date of acquisition was RMB42.9 billion for the year ended March 31, 2021.
(iii)
Revenue from China commerce wholesale is primarily generated from 1688.com and includes revenue from membership fees and related value-added services and customer management services.
(iv)
Revenue from International commerce retail is primarily generated from Lazada, Trendyol and AliExpress and includes revenue from logistics services, customer management services and sales of goods.
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
(xi)
For the year ended March 31, 2023, the Company reclassified the revenue of Instant Supermarket Delivery business, which was previously reported under the China commerce segment, as revenue from Local consumer services segment in order to conform to the way that we manage and monitor segment performance. Figures for the years ended March 31, 2021 and 2022 were reclassified to conform to this presentation.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2021, 2022 AND 2023

5.
Revenue (Continued)

Revenue by type is as follows:

	Year ended March 31,
	2021	2022	2023
	RMB	RMB	RMB
	(in millions)
Customer management services (i)	363,381	379,999	355,144
Membership fees	29,450	35,739	40,078
Logistics services	55,653	71,279	89,214
Cloud services	60,120	74,123	76,648
Sales of goods	180,634	255,171	271,016
Other revenue (ii)	28,051	36,751	36,587
	717,289	853,062	868,687

(i)
Customer management services mainly include P4P marketing, in-feed marketing, display marketing and commission.
(ii)
Other revenue includes revenue from self-developed online games, other value-added services provided through various platforms and businesses and the annual fee for the SME loan business received from Ant Group and its affiliates (Note 22).

The amount of revenue recognized for performance obligations satisfied (or partially satisfied) in prior periods for contracts with expected duration of more than one year during the years ended March 31, 2021, 2022 and 2023 were not material.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2021, 2022 AND 2023

6.
Leases

The Company entered into operating lease agreements primarily for shops and malls, offices, warehouses and land. Certain lease agreements contain an option for the Company to renew a lease for a term of up to five years or an option to terminate a lease early. The Company considers these options in determining the classification and measurement of the leases.

The leases may include variable payments based on measures such as the level of sales at a physical store, which are expensed as incurred.

Components of operating lease cost are as follows:

	Year ended March 31,
	2021	2022	2023
	RMB	RMB	RMB
	(in millions)
Operating lease cost	6,812	10,982	10,802
Variable lease cost	47	837	672
Total operating lease cost	6,859	11,819	11,474

For the years ended March 31, 2021, 2022 and 2023, cash payments for operating leases amounted to RMB4,408 million, RMB6,556 million and RMB8,050 million, respectively. For the years ended March 31, 2022 and 2023, the operating lease assets obtained in exchange for operating lease liabilities amounted to RMB7,375 million and RMB5,030 million, respectively.

As of March 31, 2022 and 2023, the Company’s operating leases had a weighted average remaining lease term of 9.9 years and 9.3 years, respectively. As of the same dates, the Company’s operating leases had a weighted average discount rate of 5.1% and 4.8%, respectively. Future lease payments under operating leases as of March 31, 2023 are as follows:

Amounts
RMB
(in millions)
For the year ending March 31,
2024	6,931
2025	5,707
2026	4,736
2027	4,110
2028	3,524
Thereafter	17,717
42,725
Less: imputed interest	(8,510)
Total operating lease liabilities (Note 19)	34,215

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2021, 2022 AND 2023

7.
Income tax expenses

Composition of income tax expenses

	Year ended March 31,
	2021	2022	2023
	RMB	RMB	RMB
	(in millions)
Current income tax expense	26,042	28,184	17,266
Deferred taxation	3,236	(1,369)	(1,717)
	29,278	26,815	15,549

Under the current laws of the Cayman Islands, the Company is not subject to tax on its income or capital gains. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax is imposed. The Company’s subsidiaries incorporated in Hong Kong were subject to the Hong Kong profits tax rate at 16.5% for the years ended March 31, 2021, 2022 and 2023. The Company’s subsidiaries incorporated in other jurisdictions were subject to income tax charges calculated according to the tax laws enacted or substantially enacted in the countries where they operate and generate income.

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
FOR THE YEARS ENDED MARCH 31, 2021, 2022 AND 2023

7.
Income tax expenses (Continued)

The tax status of the subsidiaries of the Company with major taxable profits is described below:

•
Alibaba (China) Technology Co., Ltd. (“Alibaba China”), Taobao (China) Software Co., Ltd. (“Taobao China”), Zhejiang Tmall Technology Co., Ltd. (“Tmall China”) and Alibaba (China) Co., Ltd (“China Co.”), entities primarily engaged in the operations of the Company’s wholesale marketplaces, Taobao, Tmall, and technology, software research and development and relevant services, respectively, were qualified as High and New Technology Enterprises. Alibaba China, Taobao China and Tmall China also obtained the annual review and notification relating to the renewal of the KSE status for the taxation year of 2019 in the quarter ended September 30, 2020. Accordingly, Alibaba China, Taobao China and Tmall China, which had applied an EIT rate of 15% for the taxation year of 2019, reflected the reduction in tax rate to 10% for the taxation year of 2019 in the consolidated income statements for the year ended March 31, 2021.
•
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

The total tax adjustments for the recognition of KSE status for Alibaba China, Taobao China, Tmall China, Alibaba Beijing and certain other PRC subsidiaries of the Company, amounting to RMB6,085 million, nil and nil, were recorded in the consolidated income statements for the years ended March 31, 2021, 2022 and 2023, respectively.

For the taxation years of 2020, 2021 and 2022, Alibaba China, Taobao China, Tmall China, China Co. and Alibaba Beijing did not obtain the KSE status, and accordingly, Alibaba China, Taobao China, Tmall China and China Co. continued to apply an EIT rate of 15% as High and New Technology Enterprises. Alibaba Beijing applied an EIT rate of 12.5% (50% reduction in the standard statutory rate) as a Software Enterprise for the taxation years of 2020 and 2021 and applied an EIT rate of 15% as High and New Technology Enterprise for the taxation year of 2022.

Most of the remaining PRC entities of the Company are subject to EIT at 25% for the years ended March 31, 2021, 2022 and 2023.

Pursuant to the EIT Law, a 10% withholding tax is levied on dividends declared by PRC companies to their foreign investors. A lower withholding tax rate of 5% is applicable if direct foreign investors with at least 25% equity interest in the PRC company are incorporated in Hong Kong and meet the relevant requirements pursuant to the tax arrangement between Chinese mainland and Hong Kong S.A.R. Since the equity holders of the major PRC subsidiaries of the Company are Hong Kong incorporated companies and meet the relevant requirements pursuant to the tax arrangement between Chinese mainland and Hong Kong S.A.R., the Company has used 5% to provide for deferred tax liabilities on retained earnings which are anticipated to be distributed. As of March 31, 2023, the Company has accrued the withholding tax on substantially all of the distributable earnings of the PRC subsidiaries, except for those undistributed earnings that the Company intends to invest indefinitely in the PRC which amounted to RMB233.6 billion.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2021, 2022 AND 2023

7.
Income tax expenses (Continued)

Composition of deferred tax assets and liabilities

	As of March 31,
	2022	2023
	RMB	RMB
	(in millions)
Deferred tax assets
Licensed copyrights	3,893	4,438
Tax losses carried forward and others (i)	46,945	47,586
	50,838	52,024
Valuation allowance	(36,363)	(36,530)
Total deferred tax assets	14,475	15,494

Deferred tax liabilities
Identifiable intangible assets	(20,773)	(18,751)
Withholding tax on undistributed earnings (ii)	(8,106)	(8,170)
Equity method investees and others (iii)	(32,827)	(34,824)
Total deferred tax liabilities	(61,706)	(61,745)
Net deferred tax liabilities	(47,231)	(46,251)

(i)
Others primarily represents deferred tax assets for share-based awards, investments in equity method investees, equity securities and other investments, as well as accrued expenses which are not deductible until paid under PRC tax laws.
(ii)
The related deferred tax liabilities as of March 31, 2022 and 2023 were provided on the assumption that substantially all of the distributable earnings of PRC subsidiaries will be distributed as dividends, except for those undistributed earnings that the Company intends to invest indefinitely in the PRC which amounted to RMB176.4 billion and RMB233.6 billion, respectively.
(iii)
Deferred tax liabilities for investments in equity method investees mainly includes the deferred tax effect on the gain in relation to the receipt of the 33% equity interest in Ant Group of RMB19.7 billion. Others primarily represents deferred tax liabilities for investments in equity securities and other investments.

Valuation allowances provided on the deferred tax assets mainly related to the tax losses carried forward due to the uncertainty surrounding their realization. If events occur in the future that improve the certainty of realization, an adjustment to the valuation allowances will be made and consequently income tax expenses will be reduced.

As of March 31, 2023, the accumulated tax losses of subsidiaries incorporated in Singapore, Hong Kong S.A.R. and Indonesia. subject to the agreement of the relevant tax authorities, of RMB32,033 million, RMB4,918 million and RMB2,458 million, respectively, are allowed to be carried forward to offset against future taxable profits. The carry forward of tax losses in Singapore and Hong Kong S.A.R. generally has no time limit, while the tax losses in Indonesia will expire, if unused, in the years ending March 31, 2024 through 2028. The accumulated tax losses of subsidiaries incorporated in the PRC, subject to the agreement of the PRC tax authorities, of RMB136,741 million as of March 31, 2023 will expire, if unused, in the years ending March 31, 2024 through 2033.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2021, 2022 AND 2023

7.
Income tax expenses (Continued)

Reconciliation of the differences between the statutory EIT rate applicable to profits of the consolidated entities and the income tax expenses of the Company:

	Year ended March 31,
	2021	2022	2023
	RMB	RMB	RMB
	(in millions, except per share data)
Income before income tax and share of result of equity method investees	165,578	59,550	89,185
Income tax computed at statutory EIT rate (25%)	41,395	14,888	22,296
Effect of different tax rates available to different jurisdictions	(1,982)	(2,006)	(153)
Effect of tax holiday and preferential tax benefit on assessable profits of subsidiaries incorporated in the PRC	(20,675)	(7,367)	(13,679)
Non-deductible expenses and non-taxable income, net (i)	1,980	13,518	16,870
Additional deductions of certain research and development expenses incurred by subsidiaries in the PRC (ii)	(8,305)	(10,052)	(8,282)
Withholding tax on the earnings distributed and anticipated to be remitted	4,612	5,026	5,312
Change in valuation allowance and others (iii)	12,253	12,808	(6,815)
Income tax expenses	29,278	26,815	15,549
Effect of tax holidays inside the PRC on basic earnings per share	0.96	0.34	0.65
Effect of tax holidays inside the PRC on basic earnings per ADS	7.65	2.73	5.22

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
(iii)
Change in valuation allowance primarily represents valuation allowance for temporary differences associated with tax losses and investments in certain equity securities and other investments. Besides, others primarily represents other tax benefits which were not previously recognized as well as deferred tax effect for temporary differences in relation to certain investments in equity method investees.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2021, 2022 AND 2023

8.
Share-based awards
(a)
Share-based awards relating to ordinary shares of the Company

Share-based awards such as RSUs, incentive and non-statutory stock options, restricted shares, dividend equivalents, share appreciation rights and share payments may be granted to any directors, employees and consultants of the Company or affiliated companies under equity incentive plans adopted since the inception of the Company. Currently, the 2014 Post-IPO Equity Incentive Plan (the “2014 Plan”), which was adopted in September 2014 and has a ten-year term, is in effect and governs the terms of the awards. If an award terminates, expires or lapses, or is canceled for any reason, ordinary shares subject to the award become available for the grant of a new award under the 2014 Plan. Starting from April 1, 2015 and on each anniversary thereof, an additional amount equal to the lesser of (A) 200,000,000 ordinary shares, and (B) such lesser number of ordinary shares as determined by the board of directors becomes available for the grant of a new award under the 2014 Plan. All share-based awards granted under the 2014 Plan are subject to dilution protection should the capital structure of the Company be affected by a share split, reverse share split, share dividend or other dilutive action. As of March 31, 2023, the number of shares authorized but unissued was 305,164,328 ordinary shares. Eight ordinary shares are issuable upon the vesting or the exercise of one share-based award.

RSUs

A summary of the changes in the RSUs relating to ordinary shares granted by the Company during the year ended March 31, 2023 is as follows:

		Weighted-
		average
	Number	grant date
	of RSUs	fair value
		US$
Awarded and unvested as of April 1, 2022	60,676,287	201.17
Granted	32,242,838	102.18
Vested	(23,281,792)	192.01
Canceled/forfeited	(8,349,129)	179.85
Awarded and unvested as of March 31, 2023 (i)	61,288,204	155.49
Expected to vest as of March 31, 2023 (ii)	52,548,409	155.92

(i)
No outstanding RSUs will be vested after the expiry of a period of up to ten years from the date of grant.
(ii)
RSUs expected to vest are the result of applying the pre-vesting forfeiture rate assumptions to total outstanding RSUs.

As of March 31, 2023, there were RMB18,725 million of unamortized compensation costs related to all outstanding RSUs, net of expected forfeitures. These amounts are expected to be recognized over a weighted average period of 1.8 years.

During the years ended March 31, 2021, 2022 and 2023, the Company recognized share-based compensation expense of RMB28,934 million, RMB30,313 million and RMB24,410 million, respectively, in connection with the above RSUs.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2021, 2022 AND 2023

8.
Share-based awards (Continued)
(a)
Share-based awards relating to ordinary shares of the Company (Continued)

Share options

A summary of the changes in the share options relating to ordinary shares granted by the Company during the year ended March 31, 2023 is as follows:

			Weighted
		Weighted	average
	Number	average	remaining
	of share	exercise	contractual
	options	price	life
		US$	(in years)
Outstanding as of April 1, 2022	7,373,334	75.39	3.5
Exercised	(164,000)	26.00	—
Canceled/forfeited	(80,000)	26.00	—
Outstanding as of March 31, 2023	7,129,334	77.08	3.9
Vested and exercisable as of March 31, 2023 (i)	5,471,334	78.51	3.3
Vested and expected to vest as of March 31, 2023 (ii)	6,957,375	76.82	3.8

(i)
No outstanding share options will be vested or exercisable after the expiry of a period of up to twelve years from the date of grant.
(ii)
Share options expected to vest are the result of applying the pre-vesting forfeiture rate assumptions to total outstanding share options.

As of March 31, 2023, the aggregate intrinsic value of all outstanding options was RMB1,778 million. As of the same date, the aggregate intrinsic value of options that were vested and exercisable and options that were vested and expected to vest was RMB1,164 million and RMB1,724 million, respectively.

During the years ended March 31, 2021, 2022 and 2023, the weighted average grant date fair value of share options granted was nil, US$103.72 and nil, respectively, and the total grant date fair value of options vested during the same years was RMB335 million, RMB306 million and RMB327 million, respectively. During the same years, the aggregate intrinsic value of share options exercised was RMB468 million, RMB137 million and RMB67 million, respectively.

Cash received from option exercises under the share option plans for the years ended March 31, 2021, 2022 and 2023 was RMB205 million, RMB109 million and RMB8 million, respectively.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2021, 2022 AND 2023

8.
Share-based awards (Continued)
(a)
Share-based awards relating to ordinary shares of the Company (Continued)

Share options(Continued)

No share options were granted during the years ended March 31, 2021 and 2023. The fair value of each option granted during the year ended March 31, 2022 is estimated on the measurement date using the Black-Scholes model by applying the assumptions below:

Year ended March 31,
2022
Risk-free interest rate (i)	1.93% - 2.00%
Expected dividend yield (ii)	0%
Expected life (years) (iii)	3.71 - 7.14
Expected volatility (iv)	35.7%

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

As of March 31, 2023, there were RMB283 million of unamortized compensation costs related to these outstanding share options, net of expected forfeitures. These amounts are expected to be recognized over a weighted average period of 3.2 years.

During the years ended March 31, 2021, 2022 and 2023, the Company recognized share-based compensation expense of RMB159 million, RMB86 million and RMB490 million, respectively, in connection with the above share options.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2021, 2022 AND 2023

8.
Share-based awards (Continued)
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

During the years ended March 31, 2021, 2022 and 2023, the Company recognized expenses of RMB17,315 million, a net reversal of RMB11,585 million and expenses of RMB668 million, respectively, in respect of the share-based awards relating to Ant Group.

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

Share-based awards relating to ordinary shares of the Company and Ant Group are generally subject to a four-year vesting schedule as determined by the administrator of the plans. Depending on the nature and the purpose of the grant, share-based awards generally vest 25% or 50% upon the first or second anniversary of the vesting commencement date, respectively, as provided in the award agreements, and 25% every year thereafter. Share-based awards granted to certain management members of the Company are subject to a vesting period of up to ten years.

(c)
Share-based compensation expense by function

	Year ended March 31,
	2021	2022	2023
	RMB	RMB	RMB
	(in millions)
Cost of revenue	11,224	5,725	5,710
Product development expenses	21,474	11,035	13,514
Sales and marketing expenses	5,323	3,050	3,710
General and administrative expenses	12,099	4,161	7,897
	50,120	23,971	30,831

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2021, 2022 AND 2023

9.
Earnings per share/ADS

Each ADS represents eight ordinary shares.

Basic earnings per share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of outstanding ordinary shares, adjusted for treasury shares. Basic earnings per ADS is derived from the basic earnings per share.

For the calculation of diluted earnings per share, net income attributable to ordinary shareholders for basic earnings per share is adjusted by the effect of dilutive securities, including share-based awards, under the treasury stock method. Potentially dilutive securities, of which the amounts are insignificant, have been excluded from the computation of diluted net income per share if their inclusion is anti-dilutive. Diluted earnings per ADS is derived from the diluted earnings per share.

The following table sets forth the computation of basic and diluted net income per share/ADS for the following periods:

	Year ended March 31,
	2021	2022	2023
	RMB	RMB	RMB
	(in millions, except per share data)
Earnings per share
Numerator:
Net income attributable to ordinary shareholders for computing net income per ordinary share — basic	150,308	61,959	72,509
Dilution effect arising from share-based awards operated by subsidiaries and equity method investees	(55)	(37)	(38)
Net income attributable to ordinary shareholders for computing net income per ordinary share — diluted	150,253	61,922	72,471

Shares (denominator):
Weighted average number of shares used in calculating net income per ordinary share — basic (million shares)	21,619	21,558	20,980
Adjustments for dilutive RSUs and share options (million shares)	363	229	134
Weighted average number of shares used in calculating net income per ordinary share — diluted (million shares)	21,982	21,787	21,114

Net income per ordinary share — basic (RMB)	6.95	2.87	3.46
Net income per ordinary share — diluted (RMB)	6.84	2.84	3.43

Earnings per ADS
Net income per ADS — basic (RMB)	55.63	22.99	27.65
Net income per ADS — diluted (RMB)	54.70	22.74	27.46

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2021, 2022 AND 2023

10.
Restricted cash and escrow receivables

	As of March 31,
	2022	2023
	RMB	RMB
	(in millions)
Buyer protection fund deposits from merchants on the marketplaces (i)	35,268	32,962
Others	2,187	3,462
	37,455	36,424

(i)
The amount represents buyer protection fund deposits received from merchants on the Company’s marketplaces, which are restricted for the purpose of compensating buyers for claims against merchants. A corresponding liability is recorded in other deposits and advances received under accrued expenses, accounts payable and other liabilities (Note 19) on the consolidated balance sheets.

11.
Equity securities and other investments

	As of March 31, 2022
	Original cost	Cumulative net gains (losses)	Carrying value
	RMB	RMB	RMB
	(in millions)
Equity securities:
Listed equity securities	93,599	9,661	103,260
Investments in privately held companies	110,096	(859)	109,237
Debt investments:
Debt securities and loan investments	27,153	(7,366)	19,787
	230,848	1,436	232,284

	As of March 31, 2023
	Original cost	Cumulative net gains (losses)	Carrying value
	RMB	RMB	RMB
	(in millions)
Equity securities:
Listed equity securities	107,535	216	107,751
Investments in privately held companies	97,701	(10,664)	87,037
Debt investments:
Debt securities and loan investments	22,210	(7,105)	15,105
Other treasury investments	40,736	—	40,736
	268,182	(17,553)	250,629

Details of the significant additions during the years ended March 31, 2021, 2022 and 2023 are set out in Note 4.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2021, 2022 AND 2023

11.
Equity securities and other investments (Continued)

Equity securities

For equity securities which were still held as of March 31, 2021, 2022 and 2023, net unrealized gains (losses), including impairment losses, of RMB45,139 million, RMB(25,587) million and RMB(29,481) million, respectively, were recognized in interest and investment income, net, for the years ended March 31, 2021, 2022 and 2023.

Investments in privately held companies include equity investments for which the Company elected to account for using the measurement alternative (Note 2(t)), for which the carrying value as of March 31, 2022 and 2023 were RMB99,270 million and RMB79,545 million, respectively.

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

For equity investments accounted for using the measurement alternative as of March 31, 2023, the Company recorded cumulative upward adjustments of RMB17,782 million and cumulative impairments and downward adjustments of RMB26,922 million. For these investments, the Company recorded upward adjustments of RMB4,205 million and impairments and downward adjustments of RMB13,266 million during the year ended March 31, 2023.

Debt investments

Debt investments include convertible and exchangeable bonds accounted for under the fair value option, for which the fair value as of March 31, 2022 and 2023 were RMB8,339 million and RMB7,167 million, respectively. The aggregate fair value of these convertible and exchangeable bonds was lower than their aggregate unpaid principal balance as of March 31, 2022 and 2023 by RMB3,248 million and RMB2,993 million, respectively. Unrealized gains (losses) recorded on these convertible and exchangeable bonds in the consolidated income statements were RMB1,573 million, RMB(3,112) million and RMB(262) million during the years ended March 31, 2021, 2022 and 2023, respectively.

Debt investments also include debt investments accounted for at amortized cost, for which the allowance for credit losses as of March 31, 2022 and 2023 were RMB4,336 million and RMB4,085 million, respectively.

During the year ended March 31, 2023, there were modifications, including alignment of the maturity date and adjustments of numbers of collateral, to loans provided to a shareholder of an equity method investee with principal amount of RMB4,931 million. Expected credit loss was assessed on an individual basis and was based on the fair value of the shares pledged as collateral as of the reporting date, adjusted for selling costs as appropriate, considering that repayment is expected to be provided substantially through the sale of collateral. The fair value of the collateral as of March 31, 2023 was RMB3,574 million. There is no commitment to lend additional funds.

During the years ended March 31, 2021, 2022 and 2023, impairment losses (reversal of impairment losses) on these debt investments of RMB175 million, RMB3,225 million and RMB(356) million, respectively, were recorded in interest and investment income, net in the consolidated income statements.

The carrying amount of debt investments accounted for at amortized cost approximates their fair value due to the fact that the related effective interest rates approximate rates currently offered by financial institutions for similar debt instruments of comparable maturities.

Other treasury investments comprise of investments in fixed deposits and certificates of deposits with original maturities over one year for treasury purposes.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2021, 2022 AND 2023

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

Fair value of listed equity securities are based on quoted prices in active markets for identical assets or liabilities. Certain other financial instruments, such as interest rate swap contracts and certain option agreements, are valued based on inputs derived from or corroborated by observable market data. Valuations of convertible and exchangeable bonds that do not have a quoted price are generally performed using valuation models such as the binomial model with unobservable inputs including risk-free interest rate and expected volatility. The valuation of contingent consideration is performed using an expected cash flow method with unobservable inputs including the probability to achieve the contingencies, which is assessed by the Company, in connection with the contingent consideration arrangements. Investments in privately held companies for which the Company elected to record using the measurement alternative are re-measured on a non-recurring basis, and are categorized within Level 3 under the fair value hierarchy. The values are estimated based on valuation methods using the observable transaction price at the transaction date and considering the rights and obligations of the securities and other unobservable inputs including volatility.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2021, 2022 AND 2023

12.
Fair value measurement (Continued)

The following table summarizes the Company’s assets and liabilities that are measured at fair value on a recurring basis and are categorized under the fair value hierarchy:

	As of March 31, 2022
	Level 1	Level 2	Level 3	Total
	RMB	RMB	RMB	RMB
	(in millions)
Assets
Time deposits (i)	—	233,724	—	233,724
Wealth management products (i)	—	21,261	—	21,261
Marketable debt securities (i)	—	1,529	—	1,529
Restricted cash and escrow receivables	37,455	—	—	37,455
Listed equity securities (ii)	103,260	—	—	103,260
Convertible and exchangeable bonds (ii)	—	1,067	7,272	8,339
Option agreements (iii)	—	1	825	826
Others (v)	2,196	2,402	8,292	12,890
	142,911	259,984	16,389	419,284
Liabilities
Contingent consideration in relation to investments and acquisitions (iv)	—	—	829	829
Interest rate swap contracts and others (iv)	—	354	170	524
	—	354	999	1,353

	As of March 31, 2023
	Level 1	Level 2	Level 3	Total
	RMB	RMB	RMB	RMB
	(in millions)
Assets
Time deposits and certificate of deposits(i)	—	332,971	—	332,971
Wealth management products (i)	—	34,257	—	34,257
Restricted cash and escrow receivables	36,424	—	—	36,424
Listed equity securities (ii)	107,751	—	—	107,751
Convertible and exchangeable bonds (ii)	—	775	6,392	7,167
Option agreements (iii)	—	646	290	936
Others (v)	162	1,762	6,142	8,066
	144,337	370,411	12,824	527,572
Liabilities
Contingent consideration in relation to investments and acquisitions (iv)	—	—	537	537
Others (iv)	—	182	132	314
	—	182	669	851

(i)
Included in short-term investments and equity securities and other investments on the consolidated balance sheets.
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

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2021, 2022 AND 2023

12.
Fair value measurement (Continued)

Convertible and exchangeable bonds categorized within Level 3 under the fair value hierarchy:

·	Amounts
RMB
(in millions)
Balance as of March 31, 2021	9,645
Additions	1,915
Net decrease in fair value	(2,734)
Disposal	(1,225)
Conversion	(162)
Foreign currency translation adjustments	(167)
Balance as of March 31, 2022	7,272
Additions	785
Net decrease in fair value	(373)
Disposal	(35)
Conversion	(1,492)
Foreign currency translation adjustments	235
Balance as of March 31, 2023	6,392

Contingent consideration in relation to investments and acquisitions categorized within Level 3 under the fair value hierarchy:

Amounts
RMB
(in millions)
Balance as of March 31, 2021	2,232
Additions	376
Net decrease in fair value	(19)
Payment	(1,746)
Foreign currency translation adjustments	(14)
Balance as of March 31, 2022	829
Additions	178
Net decrease in fair value	(34)
Payment	(445)
Foreign currency translation adjustments	9
Balance as of March 31, 2023	537

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2021, 2022 AND 2023

13.
Prepayments, receivables and other assets

	As of March 31,
	2022	2023
	RMB	RMB
	(in millions)
Current:
Accounts receivable, net of allowance	32,813	32,134
Inventories	30,087	28,547
VAT receivables, net of allowance	23,779	17,497
Prepaid cost of revenue, sales and marketing and other expenses	17,902	16,794
Advances to/receivables from customers, merchants and others	11,205	14,499
Amounts due from related companies (i)	12,188	9,042
Interest receivables	2,449	5,471
Deferred direct selling costs and cost of revenue (ii)	3,915	4,771
Others	11,657	8,317
	145,995	137,072
Non-current:
Operating lease right-of-use assets	78,053	77,428
Deferred tax assets (Note 7)	14,475	15,494
Film costs and prepayment for licensed copyrights and others	12,425	8,905
Prepayment for acquisition of property and equipment	3,592	3,976
Others	4,602	5,123
	113,147	110,926

(i)
Amounts due from related companies primarily represent balances arising from transactions with Ant Group (Note 22), including dividend receivable from Ant Group amounting to RMB3,945 million and nil as of March 31, 2022 and 2023. The balances are unsecured, interest free and repayable within the next twelve months.
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

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2021, 2022 AND 2023

14.
Investments in equity method investees

Amounts
RMB
(in millions)

Balance as of March 31, 2021	200,189
Additions	8,964
Share of results, other comprehensive income and other reserves (i)	18,822
Disposals	(1,237)
Distributions (ii)	(5,329)
Transfers	5,159
Impairment loss (iii)	(6,201)
Foreign currency translation adjustments	(725)
Balance as of March 31, 2022	219,642
Additions	4,990
Share of results, other comprehensive income and other reserves (i)	677
Disposals	(1,192)
Distributions (ii)	(11,645)
Transfers	1,046
Impairment loss (iii)	(8,310)
Foreign currency translation adjustments	2,172
Balance as of March 31, 2023	207,380

(i)
Share of results, other comprehensive income and other reserves include the share of results of the equity method investees, the gain or loss arising from the deemed disposal of the equity method investees and basis differences arising from equity method investees. The amount excludes the expenses relating to the share-based awards underlying the equity of the Company and Ant Group granted to employees of certain equity method investees.
(ii)
Includes dividend declared by Ant Group amounting to RMB3,945 million and RMB10,519 million for the years ended March 31, 2022 and 2023, respectively (Note 13).
(iii)
Impairment loss recorded represents other-than-temporary decline in fair value below the carrying value of the investments in equity method investees. The valuation inputs for the fair value measurement with respect to the impairments include the stock price for equity method investees that are listed, as well as certain unobservable inputs that are not subject to meaningful aggregation.

As of March 31, 2023, equity method investments with an aggregate carrying amount of RMB32,949 million are publicly traded and the total market value of these investments amounted to RMB38,725 million. As of March 31, 2023, the Company’s retained earnings included undistributed earnings from equity method investees of RMB44,076 million.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2021, 2022 AND 2023

14.
Investments in equity method investees (Continued)

For the years ended March 31, 2021, 2022 and 2023, equity method investments held by the Company in aggregate have met the significance criteria as defined under Rule 4-08(g) of Regulation S-X. As such, the Company is required to present summarized financial information for all of its equity method investments as a group as follows:

	Year ended March 31,
	2021	2022	2023
	RMB	RMB	RMB
	(in millions)
Operating data:
Revenue	657,065	541,712	441,495
Cost of revenue	(474,123)	(371,076)	(297,895)
Income from operations	55,896	38,006	27,163
Net income (loss)	95,224	113,970	(86,761)

	As of March 31,
	2022	2023
	RMB	RMB
	(in millions)
Balance sheet data:
Current assets	624,045	591,660
Non-current assets	870,394	803,288
Current liabilities	426,170	409,055
Non-current liabilities	118,575	115,399
Noncontrolling interests and mezzanine equity	16,059	14,023

15.
Property and equipment, net

	As of March 31,
	2022	2023
	RMB	RMB
	(in millions)
Building, property improvements and other property	106,794	123,276
Computer equipment and software	94,539	100,563
Construction in progress	43,675	45,129
Furniture, office and transportation equipment and others	20,554	21,631
	265,562	290,599
Less: accumulated depreciation and impairment	(93,756)	(114,568)
Net book value	171,806	176,031

Depreciation expenses recognized for the years ended March 31, 2021, 2022 and 2023 were RMB25,550 million, RMB25,470million and RMB24,654 million, respectively.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2021, 2022 AND 2023

16.
Intangible assets, net

	As of March 31,
	2022	2023
	RMB	RMB
	(in millions)
User base and customer relationships	47,941	48,155
Trade names, trademarks and domain names	39,080	39,301
Non-compete agreements	14,436	12,636
Developed technology and patents	7,088	6,639
Licensed copyrights (Note 2(x)) and others	8,384	8,893
	116,929	115,624
Less: accumulated amortization and impairment	(57,698)	(68,711)
Net book value	59,231	46,913

During the years ended March 31, 2021, 2022 and 2023, the Company acquired intangible assets amounting to RMB20,750 million, RMB1,000 million and RMB285 million, respectively, in connection with business combinations, which were measured at fair value upon acquisition. Details of intangible assets acquired in connection with business combinations are included in Note 4.

The estimated aggregate amortization expenses for each of the five succeeding fiscal years and thereafter are as follows:

Amounts
RMB
(in millions)
For the year ending March 31,
2024	12,530
2025	8,086
2026	4,935
2027	4,645
2028	4,256
Thereafter	12,461
46,913

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2021, 2022 AND 2023

17.
Goodwill

Changes in the carrying amount of goodwill by segment for the years ended March 31, 2022 and 2023 were as follows:

								Innovation
				Local			Digital media	initiatives
	Core	China	International	consumer			and	and
	commerce	commerce	commerce	services	Cainiao	Cloud	entertainment	others	Total
	(in millions of RMB)
Balance as of March 31, 2021	223,014	—	—	—	—	2,044	58,673	9,040	292,771
Additions	2,506	523	—	—	—	254	—	—	3,283
Impairment (i)	—	—	—	—	—	—	(25,141)	—	(25,141)
Allocation of goodwill (ii)	(224,407)	174,424	17,630	20,292	16,346	815	—	(5,100)	—
Foreign currency translation adjustments	(1,113)	—	(169)	—	—	(50)	—	—	(1,332)
Balance as of March 31, 2022	—	174,947	17,461	20,292	16,346	3,063	33,532	3,940	269,581
Additions	—	—	97	—	85	394	7	—	583
Impairment	—	—	—	—	—	—	(2,714)	—	(2,714)
Foreign currency translation adjustments	—	9	593	—	6	33	—	—	641
Balance as of March 31, 2023	—	174,956	18,151	20,292	16,437	3,490	30,825	3,940	268,091

(i)
During the year ended March 31, 2022, considered the changes in market conditions, the Company performed quantitative impairment tests on certain reporting units under the Digital media and entertainment segment and recognized impairment charges of RMB14,754 million relating to one listed reporting unit and RMB10,387 million relating to one unlisted reporting unit. The fair value of the listed reporting unit was determined based on its market capitalization, adjusted for control premium. The fair value of the unlisted reporting unit was determined based on the discounted cash flow analysis using the assumptions including the future growth rates and the weighted average cost of capital. No further impairment charge was recognized relating to these reporting units during the year ended March 31, 2023.
(ii)
During the year ended March 31, 2022, the Company allocated its goodwill primarily as a result of the change in segments (Note 26).

Gross goodwill balances were RMB299,201 million and RMB300,425 million as of March 31, 2022 and 2023, respectively. Accumulated impairment losses were RMB29,620 million and RMB32,334 million as of March 31, 2022 and 2023, respectively.

In the annual goodwill impairment assessment, the Company concluded that the carrying amounts of certain reporting units exceeded their respective fair values and recorded impairment losses of nil, RMB25,141 million and RMB2,714 million during the years ended March 31, 2021, 2022 and 2023, respectively. The goodwill impairment is presented as an unallocated item in the segment information (Note 26) because the CODM of the Company does not consider this as part of the segment operating performance measure.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2021, 2022 AND 2023

18.
Deferred revenue and customer advances

Deferred revenue and customer advances primarily represent service fees prepaid by merchants or customers for which the relevant services have not been provided. The respective balances are as follows:

	As of March 31,
	2022	2023
	RMB	RMB
	(in millions)
Deferred revenue	32,085	35,350
Customer advances	38,388	39,505
	70,473	74,855
Less: current portion	(66,983)	(71,295)
Non-current portion	3,490	3,560

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

19.
Accrued expenses, accounts payable and other liabilities

	As of March 31,
	2022	2023
	RMB	RMB
	(in millions)
Current:
Payables and accruals for cost of revenue and sales and marketing expenses	107,205	103,369
Other deposits and advances received (i)	55,200	54,964
Payable to merchants and third party marketing affiliates	26,798	31,425
Accrued bonus and staff costs, including sales commission	28,343	29,000
Payables and accruals for purchases of property and equipment	17,032	15,625
Amounts due to related companies (ii)	7,783	10,383
Other taxes payable (iii)	8,761	6,997
Operating lease liabilities (Note 6)	4,994	5,667
Contingent and deferred consideration in relation to investments and acquisitions	2,045	901
Escrow money payable	203	107
Others	13,096	17,512
	271,460	275,950
Non-current:
Operating lease liabilities (Note 6)	30,259	28,548
Contingent and deferred consideration in relation to investments and acquisitions	990	1,058
Others	628	773
	31,877	30,379

(i)
Other deposits and advances received as of March 31, 2022 and 2023 include buyer protection fund deposits received from merchants on the Company’s marketplaces (Note 10).
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

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2021, 2022 AND 2023

20.
Bank borrowings

Bank borrowings are analyzed as follows:

	As of March 31,
	2022	2023
	RMB	RMB
	(in millions)
Current portion:
Short-term other borrowings (i)	8,841	7,466
Non-current portion:
US$4.0 billion syndicated loan denominated in US$ (ii)	25,331	27,393
Long-term other borrowings (iii)	12,913	24,630
	38,244	52,023

(i)
As of March 31, 2022 and 2023, the Company had short-term borrowings from banks which were repayable within one year or on demand and charged interest rates ranging from 0.6% to 12.5% and 1.6% to 12.5% per annum, respectively. As of March 31, 2022 and 2023, the weighted average interest rate of these borrowings was 2.8% and 2.7% per annum, respectively. The borrowings are primarily denominated in RMB.
(ii)
As of March 31, 2022 and 2023, the Company had a US$4.0 billion syndicated loan, which was initially entered into with a group of eight lead arrangers. The loan was priced at 85 basis points over LIBOR with maturity in May 2024. Certain related floating interest payments are hedged by certain interest rate swap contracts entered into by the Company. The proceeds of the loan were used for general corporate and working capital purposes (including acquisitions). In May 2023, the loan terms were modified such that the interest rate of the loan was adjusted to 80 basis points over Secured Overnight Financing Rate (“SOFR”) with a credit adjustment spread and the maturity of the loan was extended to May 2028 in July 2023.
(iii)
As of March 31, 2022 and 2023, the Company had long-term borrowings from banks with weighted average interest rates of 4.1% and 3.8% per annum, respectively. The borrowings are primarily denominated in RMB.

Certain other bank borrowings are collateralized by a pledge of certain buildings and property improvements, construction in progress and land use rights in the PRC with carrying values of RMB19,617 million and RMB23,767 million, as of March 31, 2022 and 2023, respectively. As of March 31, 2023, the Company is in compliance with all covenants in relation to bank borrowings.

In April 2017, the Company obtained a revolving credit facility provided by certain financial institutions for an amount of US$5.15 billion, which has not yet been drawn down. The interest rate on any outstanding utilized amount under this credit facility was calculated based on LIBOR plus 95 basis points. This facility is reserved for general corporate and working capital purposes (including acquisitions). In June 2021, the terms of this credit facility were amended and the amount of the credit facility was increased to US$6.5 billion. The expiration date of the credit facility was extended to June 2026. Under the terms of the amended credit facility, the interest rate on any outstanding utilized amount will be calculated based on LIBOR plus 80 basis points. In May 2023, the interest rate was adjusted to SOFR with a credit adjustment spread plus 80 basis points.

As of March 31, 2023, the borrowings will be due according to the following schedule:

Principal amounts
RMB
(in millions)
Within 1 year	7,466
Between 1 to 2 years	30,057
Between 2 to 3 years	4,787
Between 3 to 4 years	2,570
Between 4 to 5 years	4,490
Beyond 5 years	10,159
59,529

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2021, 2022 AND 2023

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

In December 2017, the Company issued unsecured fixed rate senior notes with varying maturities for an aggregate principal amount of US$7.0 billion (the “2017 Senior Notes”), of which US$0.7 billion was repaid in June 2023. The 2017 Senior Notes are senior unsecured obligations that are listed on the Singapore Stock Exchange, and interest is payable in arrears semiannually.

In February 2021, the Company issued unsecured fixed rate senior notes with varying maturities for an aggregate principal amount of US$5.0 billion (the “2021 Senior Notes”). The 2021 Senior Notes are senior unsecured obligations that are listed on the Singapore Stock Exchange, and interest is payable in arrears semiannually.

The following table provides a summary of the Company’s unsecured senior notes as of March 31, 2022 and 2023:

	As of March 31,		Effective
	2022	2023	interest rate
	RMB	RMB
	(in millions)
US$700 million 2.800% notes due 2023	4,439	4,800	2.90%
US$2,250 million 3.600% notes due 2024	14,256	15,410	3.68%
US$2,550 million 3.400% notes due 2027	16,091	17,397	3.52%
US$1,500 million 2.125% notes due 2031	9,469	10,234	2.20%
US$700 million 4.500% notes due 2034	4,400	4,754	4.60%
US$1,000 million 4.000% notes due 2037	6,300	6,807	4.06%
US$1,000 million 2.700% notes due 2041	6,256	6,761	2.80%
US$1,750 million 4.200% notes due 2047	11,014	11,898	4.25%
US$1,500 million 3.150% notes due 2051	9,448	10,206	3.19%
US$1,000 million 4.400% notes due 2057	6,290	6,795	4.44%
US$1,000 million 3.250% notes due 2061	6,296	6,803	3.28%
Carrying value	94,259	101,865
Unamortized discount and debt issuance costs	668	665
Total principal amounts of unsecured senior notes	94,927	102,530
Less: current portion of principal amounts of unsecured senior notes	—	(4,801)
Non-current portion of principal amounts of unsecured senior notes	94,927	97,729

The effective interest rates for the unsecured senior notes include the interest charged on the notes as well as amortization of the debt discounts and debt issuance costs.

The unsecured senior notes contain covenants including, among others, limitation on liens, consolidation, merger and sale of the Company’s assets. As of March 31, 2023, the Company is in compliance with all these covenants. In addition, the unsecured senior notes rank senior in right of payment to all of the Company’s existing and future indebtedness expressly subordinated in right of payment to the notes and rank at least equally in right of payment with all of the Company’s existing and future unsecured unsubordinated indebtedness (subject to any priority rights pursuant to applicable law).

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2021, 2022 AND 2023

21.
Unsecured senior notes (Continued)

As of March 31, 2023, the future principal payments for the Company’s unsecured senior notes will be due according to the following schedule:

Principal amounts
RMB
(in millions)
Within 1 year	4,801
Between 1 to 2 years	15,431
Between 2 to 3 years	—
Between 3 to 4 years	—
Between 4 to 5 years	17,488
Thereafter	64,810
102,530

As of March 31, 2022 and 2023, the fair values of the Company’s unsecured senior notes, based on Level 2 inputs, were US$14,067 million (RMB89,319 million) and US$12,523 million (RMB85,886 million), respectively.

22.
Related party transactions

During the years ended March 31, 2021, 2022 and 2023, other than disclosed elsewhere, the Company had the following material related party transactions:

Transactions with Ant Group and its affiliates

	Year ended March 31,
	2021	2022	2023
	RMB	RMB	RMB
	(in millions)
Amounts earned by the Company
Cloud services revenue (i)	3,916	5,536	8,409
Administrative and support services (i)	1,208	1,165	565
Annual fee for SME loan business (ii)	954	708	—
Marketplace software technology services fee and other amounts earned (i)	2,427	2,358	2,831
	8,505	9,767	11,805

Amounts incurred by the Company
Payment processing and escrow services fee (iii)	10,598	11,824	12,484
Other amounts incurred (i)	4,509	3,542	2,271
	15,107	15,366	14,755

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

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2021, 2022 AND 2023

22.
Related party transactions (Continued)

Transactions with Ant Group and its affiliates (Continued)

As of March 31, 2022 and 2023, the Company had certain amounts of cash held in accounts managed by Alipay in connection with the provision of online and mobile commerce and related services for a total amount of RMB8,987 million and RMB7,080 million, respectively, which have been classified as cash and cash equivalents on the consolidated balance sheets.

Transactions with other investees

The Company has commercial arrangements with certain investees of the Company related to cloud services. In connection with these services provided by the Company, RMB2,411 million, RMB1,826 million and RMB1,462 million were recorded in revenue in the consolidated income statements for the years ended March 31, 2021, 2022 and 2023, respectively.

The Company has commercial arrangements with certain investees of the Company related to marketing services. In connection with these services provided to the Company, RMB1,394 million, RMB976 million and RMB382 million were recorded in cost of revenue and sales and marketing expenses in the consolidated income statements for the years ended March 31, 2021, 2022 and 2023, respectively.

The Company has commercial arrangements with certain investees of the Company related to logistics services. In connection with these services provided by the Company, RMB1,732 million, RMB1,728 million and RMB1,140 million were recorded in revenue in the consolidated income statements for the years ended March 31, 2021, 2022 and 2023, respectively. Costs and expenses incurred in connection with these services provided to the Company of RMB11,068 million, RMB13,120 million and RMB14,750 million were recorded in the consolidated income statements for the same periods, respectively.

The Company has extended loans to certain investees for working capital and other uses in conjunction with the Company’s investments. As of March 31, 2022 and 2023, the aggregate outstanding balance of these loans was RMB3,000 million and RMB2,345 million, respectively, with remaining terms of up to four years and interest rates of up to 10% per annum as of March 31, 2022, and remaining terms of up to three years and interest rates of up to 10% per annum as of March 31, 2023.

The Company provided a guarantee for a term loan facility of HK$7.7 billion in favor of Hong Kong Cingleot Investment Management Limited (“Cingleot”), a company that is partially owned by the Company, in connection with a logistics center development project at the Hong Kong International Airport. As of March 31, 2022 and 2023, HK$3,413 million and HK$5,233 million was drawn down by Cingleot under this facility, respectively.

The Company’s ecosystem offers different platforms on which different enterprises operate and the Company believes that all transactions on the Company’s platforms are conducted on terms obtained in arm’s length transactions with similar unrelated parties.

Other than the transactions disclosed above or elsewhere in the consolidated financial statements, the Company has commercial arrangements with SoftBank, other investees and other related parties to provide and receive certain marketing, cloud and other services and products. The amounts relating to these services provided and received represent less than 1% of the Company’s revenue and total costs and expenses, respectively, for the years ended March 31, 2021, 2022 and 2023.

In addition, the Company has made certain acquisitions and equity investments together with related parties from time to time during the years ended March 31, 2021, 2022 and 2023. The agreements for acquisitions and equity investments were entered into by the parties involved and conducted on fair value basis. The significant acquisitions and equity investments together with related parties are included in Note 4.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2021, 2022 AND 2023

23.
Restricted net assets

PRC laws and regulations permit payments of dividends by the Company’s subsidiaries incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Company’s subsidiaries incorporated in the PRC are required to annually appropriate 10% of their net income to the statutory reserve prior to payment of any dividends, unless the reserve has reached 50% of their respective registered capital. Furthermore, registered share capital and capital reserve accounts are also restricted from distribution. As a result of the restrictions described above and elsewhere under PRC laws and regulations, the Company’s subsidiaries incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Company in the form of dividends. The restriction amounted to RMB194,576 million as of March 31, 2023. Except for the above or disclosed elsewhere, there is no other restriction on the use of proceeds generated by the Company’s subsidiaries to satisfy any obligations of the Company.

24.
Commitments
(a)
Capital commitments

The Company’s capital commitments primarily relate to capital expenditures contracted for purchase of property and equipment, including the construction of corporate campuses. Total capital commitments contracted but not provided for amounted to RMB39,272 million and RMB21,924 million as of March 31, 2022 and 2023, respectively. The capital expenditures contracted for are analyzed as follows:

	As of March 31,
	2022	2023
	RMB	RMB
	(in millions)
No later than 1 year	25,438	16,826
Later than 1 year and no later than 5 years	13,781	5,092
More than 5 years	53	6
	39,272	21,924

(b)
Investment commitments

The Company was obligated to pay up to RMB12,456 million and RMB11,570 million for business combinations and equity investments under various arrangements as of March 31, 2022 and 2023, respectively. The commitment balance as of March 31, 2022 and 2023 primarily includes the remaining committed capital of certain investment funds.

(c)
Other commitments

The Company also has other commitments including commitments for co-location and bandwidth fees, licensed copyrights and marketing expenses. These commitments are analyzed as follows:

	As of March 31,
	2022	2023
	RMB	RMB
	(in millions)
No later than 1 year	37,229	37,210
Later than 1 year and no later than 5 years	17,347	21,288
More than 5 years	2,446	3,559
	57,022	62,057

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2021, 2022 AND 2023

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
(b)
The PRC market in which the Company operates poses certain macro-economic and regulatory risks and uncertainties. These uncertainties extend to the ability of the Company to operate or invest in online and mobile commerce or other Internet related businesses, representing the principal services provided by the Company, in the PRC. The information and technology industries are highly regulated. Restrictions are currently in place or are unclear regarding what specific segments of these industries foreign owned enterprises, like the Company, may operate. If new or more extensive restrictions were imposed on the segments in which the Company is permitted to operate, the Company could be required to sell or cease to operate or invest in some or all of its current businesses in the PRC. These uncertainties also extend to the PRC’s regulations relating to anti-monopoly and anti-unfair competition. In December 2020, the State Administration for Market Regulation of the PRC (the “SAMR”) commenced an investigation on the Company pursuant to the PRC Anti-monopoly Law. Following the investigation, in April 2021, the SAMR issued an administrative penalty decision of the anti-monopoly investigation into the Company and imposed a fine of RMB18.2 billion, which was accrued for as of March 31, 2021. The amount has been paid as of March 31, 2022. The SAMR also issued an administrative guidance, instructing the Company to implement a comprehensive rectification program, and to file a self-assessment and compliance report to the SAMR for three consecutive years.
(c)
Because of the Company's equity interest in and close association with Ant Group and overlapping user bases, regulatory developments, litigation or proceedings, media and other reports, whether or not true, and other events that affect Ant Group could also negatively affect customers’, regulators’, investors’ and other third parties’ perception of the Company. In April 2021, Ant Group announced that it would apply to set up a financial holding company to ensure its financial-related businesses are fully regulated. To implement the rectification plan and comply with applicable new measures and rules, Ant Group may be required to spend significant time and resources and make changes to its businesses, which could materially and adversely affect its business operations and growth prospects. In July 2023, PRC regulators announced a RMB7.07 billion fine for Ant Group and Ant Group has completed the related work on the rectification. Changes in Ant Group’s business and future prospects, or speculation of such changes, as well as additional regulatory requirements placed on Ant Group, could in turn have a material adverse effect on the Company.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2021, 2022 AND 2023

25.
Risks and contingencies (Continued)
(d)
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

(e)
In the ordinary course of business, the Company makes strategic investments to increase the service offerings and expand capabilities. The Company continually reviews its investments to determine whether there is a decline in fair value below the carrying value. Fair value of the listed securities is subject to volatility and may be materially affected by market fluctuations.
(f)
Financial instruments that potentially subject the Company to significant concentration of credit risk consist principally of cash and cash equivalents, short-term investments, restricted cash and equity securities and other investments. As of March 31, 2022 and 2023, substantially all of the Company’s cash and cash equivalents, restricted cash, short-term investments and other treasury investments were held by major financial institutions located worldwide, including Chinese mainland and Hong Kong S.A.R. If the financial institutions and other issuers of financial instruments held by the Company could become insolvent or if the markets for these instruments could become illiquid as a result of a severe economic downturn, the Company could lose some or all of the value of its investments.
(g)
During the years ended March 31, 2021, 2022 and 2023, the Company offered a trade assurance program on the international wholesale marketplaces at no charge to the wholesale buyers and sellers. If the wholesale sellers who participate in this program do not deliver the products in their stated specifications to the wholesale buyers on schedule, the Company may compensate the wholesale buyers for their losses on behalf of the wholesale sellers up to a pre-determined amount following a review of each particular case. In turn, the Company will seek a full reimbursement from the wholesale sellers for the prepaid reimbursement amount, yet the Company is exposed to a risk over the collectability of the reimbursement from the wholesale sellers. During the years ended March 31, 2021, 2022 and 2023, the Company did not incur any material losses with respect to the compensation provided under this program. Given that the maximum compensation for each wholesale seller is pre-determined based on their individual risk assessments by the Company considering their credit profile or other relevant information, the Company determined that the likelihood of material default on the payments are not probable and therefore no provisions have been made in relation to this program.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2021, 2022 AND 2023

25.
Risks and contingencies (Continued)
(h)
In the ordinary course of business, the Company is from time to time involved in legal proceedings and litigations in relation to disputes relating to trademarks and other intellectual property, among others. In 2017, Beijing Jingdong Shiji Trading Co., Ltd. and Beijing Jingdong 360 E-commerce Co., Ltd. sued Tmall China, Zhejiang Tmall Network Co., Ltd. and Alibaba Group Holding Limited for abuse of dominant market position. The plaintiffs requested the three defendants to cease relevant acts and claimed a substantial amount of damages in the original complaint. In March 2021, the plaintiffs amended their claim to seek higher damages. The case is pending in Beijing High People’s Court and the potential damages are not reasonably estimable at the current stage. There are no legal proceedings and litigations that have in the recent past had, or to the Company’s knowledge, are probable to have, a material impact on the Company’s financial positions, results of operations or cash flows. The Company did not accrue any material loss contingencies in this respect as of March 31, 2022 and 2023.
(i)
The global outbreak of the COVID-19 pandemic continued to have a significant negative impact on the global economy in the year ended March 31, 2023, which has adversely affected the Company’s business and financial results. From early 2020 to early 2023, the COVID-19 pandemic triggered a series of lock-downs, social distancing requirements and travel restrictions that significantly and negatively affected our various businesses in China, particularly the Company’s China commerce and local consumer services businesses. The Company’s key international commerce businesses also experienced a negative impact. The COVID-19 pandemic also presented challenges to the Company’s business operations as well as the business operations of the Company’s merchants, business partners and other participants in the Company’s ecosystem, such as closure of offices and facilities, disruptions to or even suspensions of normal business and logistics operations, as well as restrictions on travel. Starting in December 2022, China has lifted most of the COVID-19-induced travel restrictions and quarantine requirements. From late December 2022 to early 2023, certain parts of China experienced COVID-19 resurgence, which caused significant disruption to the Company's business operations in these regions. It is not possible to determine the impact of the COVID-19 pandemic on the Company’s business operations and financial results going forward, which is highly dependent on numerous factors, including the frequency, duration and spread of the outbreaks of the COVID-19 pandemic (including any new variant with different characteristics) in China or elsewhere, actions taken by governments, the response of businesses and individuals to the pandemic, the impact of the pandemic on business and economic conditions in China and globally, consumer demand, the Company’s ability and the ability of merchants, retailers, logistics service providers and other participants in the Company’s ecosystem to continue operations in areas affected by the pandemic and the Company’s efforts and expenditures to support merchants and partners and ensure the safety of the Company’s employees. The COVID-19 pandemic may continue to adversely affect the Company’s business and results of operations.
(j)
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
FOR THE YEARS ENDED MARCH 31, 2021, 2022 AND 2023

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

The following tables present the summary of each segment’s revenue, income from operations and adjusted earnings before interest, taxes and amortization (“Adjusted EBITA”) which is considered as a segment operating performance measure, for the years ended March 31, 2021, 2022 and 2023:

	Year ended March 31, 2021
	China commerce (i)	International commerce	Local consumer services (i)	Cainiao	Cloud	Digital media and entertainment	Innovation initiatives and others	Total segments	Unallocated (ii)	Consolidated
	(in millions of RMB, except percentages)
Revenue	501,379	48,851	35,746	37,258	60,558	31,186	2,311	717,289	—	717,289
Income (Loss) from operations	197,232	(9,361)	(29,197)	(3,964)	(12,479)	(10,321)	(7,802)	124,108	(34,430)	89,678
Add: Share-based compensation expense	14,505	4,223	4,972	1,956	10,205	3,281	2,518	41,660	8,460	50,120
Add: Amortization of intangible assets	1,922	206	7,852	1,195	23	922	83	12,203	224	12,427
Add: Anti-monopoly Fine	—	—	—	—	—	—	—	—	18,228	18,228
Adjusted EBITA (iii)	213,659	(4,932)	(16,373)	(813)	(2,251)	(6,118)	(5,201)	177,971	(7,518)
Adjusted EBITA margin (iv)	43%	(10)%	(46)%	(2)%	(4)%	(20)%	(225)%

	Year ended March 31, 2022
	China commerce (i)	International commerce	Local consumer services (i)	Cainiao	Cloud	Digital media and entertainment	Innovation initiatives and others	Total segments	Unallocated (ii)	Consolidated
	(in millions of RMB, except percentages)
Revenue	591,580	61,078	44,616	46,107	74,568	32,272	2,841	853,062	—	853,062
Income (Loss) from operations	172,536	(10,655)	(30,802)	(3,920)	(5,167)	(7,019)	(9,424)	105,549	(35,911)	69,638
Add: Share-based compensation expense	7,078	1,569	2,556	1,396	6,297	1,520	1,839	22,255	1,716	23,971
Add: Amortization of intangible assets	2,817	95	6,154	1,059	16	809	456	11,406	241	11,647
Add: Impairment of goodwill	—	—	—	—	—	—	—	—	25,141	25,141
Adjusted EBITA (iii)	182,431	(8,991)	(22,092)	(1,465)	1,146	(4,690)	(7,129)	139,210	(8,813)
Adjusted EBITA margin (iv)	31%	(15)%	(50)%	(3)%	2%	(15)%	(251)%

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2021, 2022 AND 2023

26.
Segment information (Continued)

	Year ended March 31, 2023
	China commerce (i)	International commerce	Local consumer services (i)	Cainiao	Cloud	Digital media and entertainment	Innovation initiatives and others	Total segments	Unallocated (ii)	Consolidated
	(in millions of RMB, except percentages)
Revenue	582,731	69,204	50,112	55,681	77,203	31,482	2,274	868,687	—	868,687
Income (Loss) from operations	172,191	(8,429)	(23,302)	(3,622)	(5,151)	(4,638)	(9,409)	117,640	(17,289)	100,351
Add: Share-based compensation expense	7,969	2,716	3,672	2,218	6,561	1,756	1,658	26,550	4,281	30,831
Add: Amortization and impairment of intangible assets	4,702	93	5,609	1,013	12	1,008	844	13,281	223	13,504
Add: Impairment of goodwill	—	—	—	—	—	—	—	—	2,714	2,714
Add: Equity-settled donation expense	—	—	—	—	—	—	—	—	511	511
Adjusted EBITA (iii)	184,862	(5,620)	(14,021)	(391)	1,422	(1,874)	(6,907)	157,471	(9,560)
Adjusted EBITA margin (iv)	32%	(8)%	(28)%	(1)%	2%	(6)%	(304)%

The following table presents the reconciliation from the Adjusted EBITA to the consolidated net income for the years ended March 31, 2021, 2022 and 2023:

	Year ended March 31,
	2021	2022	2023
	RMB	RMB	RMB
	(in millions)
Total Segments Adjusted EBITA	177,971	139,210	157,471
Unallocated (ii)	(7,518)	(8,813)	(9,560)
Share-based compensation expense	(50,120)	(23,971)	(30,831)
Amortization and impairment of intangible assets	(12,427)	(11,647)	(13,504)
Impairment of goodwill	—	(25,141)	(2,714)
Anti-monopoly Fine	(18,228)	—	—
Equity-settled donation expense	—	—	(511)
Consolidated income from operations	89,678	69,638	100,351
Interest and investment income, net	72,794	(15,702)	(11,071)
Interest expense	(4,476)	(4,909)	(5,918)
Other income, net	7,582	10,523	5,823
Income tax expenses	(29,278)	(26,815)	(15,549)
Share of results of equity method investees	6,984	14,344	(8,063)
Consolidated net income	143,284	47,079	65,573

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2021, 2022 AND 2023

26.
Segment information (Continued)

The following table presents the consolidated depreciation and impairment of property and equipment, and operating lease cost relating to land use rights by segment for the years ended March 31, 2021, 2022 and 2023:

	Year ended March 31,
	2021	2022	2023
	RMB	RMB	RMB
	(in millions)
China commerce (i)	9,790	13,043	10,880
International commerce	1,180	1,473	1,757
Local consumer services (i)	1,161	1,237	1,314
Cainiao	872	992	1,147
Cloud	11,161	7,613	9,093
Digital media and entertainment	1,109	956	912
Innovation initiatives and others and unallocated (ii)	1,116	2,494	2,696
Consolidated depreciation and impairment of property and equipment, and operating lease cost relating to land use rights	26,389	27,808	27,799

(i)
For the year ended March 31, 2023, the Company reclassified the results of Instant Supermarket Delivery business, which was previously reported under the China commerce segment, to the Local consumer services segment in order to conform to the way that we manage and monitor segment performance. Figures for the years ended March 31, 2021 and 2022 were reclassified to conform to this presentation.
(ii)
Unallocated expenses primarily relate to corporate administrative costs and other miscellaneous items that are not allocated to individual segments.
(iii)
Adjusted EBITA represents net income before (i) interest and investment income, net, interest expense, other income, net, income tax expenses and share of results of equity method investees, (ii) certain non-cash expenses, consisting of share-based compensation expense, amortization and impairment of intangible assets and impairment of goodwill, and (iii) Anti-monopoly Fine, as well as equity-settled donation expense, which the Company does not believe are reflective of the Company’s core operating performance during the periods presented.
(iv)
Adjusted EBITA margin represents Adjusted EBITA divided by revenue.

Details of the Company’s revenue by segment are set out in Note 5. As substantially all of the Company’s long-lived assets are located in the PRC and substantially all of the Company’s revenue is derived from within the PRC, no geographical information is presented.

As of March 31, 2023, the Company was in the process of implementing a new organizational and governance structure. Following the implementation of the new organizational structure, the segment reporting will be updated to reflect the new reporting structure that will be reviewed by the CODM.