Form 20-F/A
period 2023-03-31
Alibaba Group Holding Ltd
filed 2024-02-23
CIK 1577552

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.
20549
FORM

20-F/A
(Amendment No. 1)
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
Date of event requiring this shell company report

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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-
based
compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to
§240.10D-1(b). ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☐ Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule
12b-2
of the Securities Exchange Act of 1934). ☐ Yes ☒ No
(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. ☐ Yes ☐ No

Auditor Name: PricewaterhouseCoopers	Auditor Location: Hong Kong	PCAOB ID: 1389

EXPLANATORY NOTE
Alibaba Group Holding Limited (the “Company”) is filing this Amendment No. 1 (this “Amendment”) to its Annual Report on Form
20-F
for the fiscal year ended March 31, 2023, as initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 21, 2023 (the “Initial Filing”), solely for the purpose of amending and restating in its entirety “Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections” in the Initial Filing in response to certain comments from the staff of the SEC.
This Amendment speaks as of July 21, 2023, the date of the Initial Filing. Except as set forth above, this Amendment does not amend, update or restate in any way the financial statements, any other item or disclosure contained in the Initial Filing. As a result, this Amendment does not reflect any event that has occurred after July 21, 2023. Accordingly, this Amendment should be read in conjunction with the Initial Filing as well as the Company’s other filings with, and reports furnished to, the SEC after July 21, 2023.
As required by Rule
12b-15
of the Securities and Exchange Act of 1934, as amended, the Company is filing or furnishing the certifications required under Section 302 and Section 906 of the Sarbanes-Oxley Act of 2002 as exhibits to this Amendment.

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

As of the date of this annual report and to our best knowledge:

(i)

No governmental entity in the Cayman Islands and each foreign jurisdiction in which we have consolidated entities (collectively, the “relevant governmental entities”) own any shares of Alibaba Group Holding Limited.

Our ADSs are listed and traded on the NYSE and our Shares are listed and traded on the Hong Kong Stock Exchange. Governmental entities or affiliated entities could acquire equity interests in our company on the open market, but based on public disclosure, no governmental entity has indicated that it has any significant shareholding in our company.

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

In addition to the above, the following entities have direct or indirect governmental ownership, which is mostly ownership by state-owned enterprises:

1)

Six consolidated entities in our direct sales business that are incorporated in the PRC have PRC governmental ownership, among which five entities each has ownership by state-owned enterprises of not more than 10% and the other entity has a state-owned enterprise shareholder with less than 30% ownership. These six entities in aggregate contributed to not more than 6% of our total revenue for the fiscal year ended March 31, 2023.

2)

Three consolidated entities in our sports-related business that are incorporated in the PRC have PRC governmental ownership, among which one entity has ownership by state-owned enterprises of less than 2% and the other two entities each has ownership by state-owned enterprises of not more than 25% each. These three entities in aggregate contributed to 0.05% of our total revenue for the fiscal year ended March 31, 2023.

3)

Two consolidated entities in our logistics business that are incorporated in the PRC each has PRC governmental ownership of 73.5%, which entities are under a logistics real estate equity investment fund for which we serve as a joint general partner with a state-owned enterprise general partner. These two entities did not engage in business operations or contribute to our total revenue for the fiscal year ended March 31, 2023.

One consolidated holding company incorporated in the Cayman Islands in our logistics business has Singapore sovereign wealth fund ownership of no more than 2% and Malaysian sovereign wealth fund ownership of no more than 0.5%, which holding company did not contribute to our total revenue for the fiscal year ended March 31, 2023.

4)

One consolidated holding company incorporated in the Cayman Islands in our local consumer services business has PRC governmental entity ownership of no more than 3.5%, and another consolidated holding company incorporated in the Cayman Islands in our local consumer services business has Singapore sovereign wealth fund ownership of no more than 0.5% and Malaysian governmental ownership of no more than 0.5%. Neither one of the holding companies contributed to our total revenue for the fiscal year ended March 31, 2023.

5)

One consolidated holding company incorporated in Türkiye in our international commerce retail business has United Arab Emirates sovereign wealth fund ownership of no more than 2% and Qatar sovereign wealth fund ownership of no more than 1%, which holding company contributed to 1.35% of our total revenue for the fiscal year ended March 31, 2023.

6)

One consolidated entity in our digital media and entertainment business that is incorporated in the PRC has PRC state-owned enterprise ownership of less than 1%. This entity contributed to 0.001% of our total revenue for the fiscal year ended March 31, 2023.

7)

One consolidated entity in our innovation initiatives and others business that is incorporated in the PRC is a joint venture between us and a PRC state-owned enterprise, which owns 32%. This entity contributed to 0.1% of our total revenue for the fiscal year ended March 31, 2023.

8)

One consolidated entity in our health-related business that is incorporated in the PRC has PRC state-owned enterprise ownership of 20%. This entity did not engage in business operations or contribute to our total revenue for the fiscal year ended March 31, 2023.

The shares of certain of our subsidiaries are listed and traded on the Hong Kong Stock Exchange. Governmental entities or affiliated entities could acquire equity interests in these subsidiaries on the open market, but based on public disclosure, no governmental entity has indicated that it has any significant shareholding in these subsidiaries.

Except as disclosed above, we are not aware of any ownership by any relevant governmental entities in any shares of Alibaba Group Holding Limited or in any of our consolidated entities.

(iii)

No Cayman Islands governmental entities or PRC governmental entities have a controlling financial interest in Alibaba Group Holding Limited or any of our consolidated entities, and no governmental entities in any of the jurisdictions in which our consolidated entities are organized or incorporated have a controlling financial interest with respect to those entities; and

(iv)

None of the members of the board of directors of Alibaba Group Holding Limited, our operating entities or any variable interest entity or similarly structured entity that is consolidated in our financial statements is an official of the Chinese Communist Party, except for the following:

Yang Yang, an external director of Youku Film & Television, who is also an executive of state-owned enterprise Zhejiang Yitong, which owns 1% of Youku Film & Television; and

Bing Wu, an external director of Banma Network Technology Co., Ltd. (“Banma”), which is a joint venture between us and SAIC Motors, a state-owned enterprise, engaged in the development of smart car operating systems. Mr. Wu is an executive of SAIC Motors and other state-owned enterprises.

The currently effective memorandum and articles of association of each of Alibaba Group Holding Limited, our subsidiaries and consolidated entities do not contain any charter of the Chinese Communist Party.

ITEM 19. EXHIBITS

Exhibit Number	Description of Document

1.1(1)	Amended and Restated Memorandum and Articles of Association of the Registrant as currently in effect

2.1(2)	Registrant’s Form of Ordinary Share Certificate

2.2(3)	Deposit Agreement, dated as of September 24, 2014, between the Registrant, the depositary and holders and beneficial holders of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, including the form of American Depositary Receipt

2.3(3)	Form of American Depositary Receipt evidencing American Depositary Shares (included in Exhibit 2.2)

2.4(6)	Indenture, dated as of November 28, 2014, between the Registrant and Bank of New York Mellon as Trustee

2.5(6)	Fifth Supplemental Indenture, dated as of November 28, 2014, between the Registrant and Bank of New York Mellon as Trustee

2.6(6)	Sixth Supplemental Indenture, dated as of November 28, 2014, between the Registrant and Bank of New York Mellon as Trustee

2.7(6)	Form of 3.600% Senior Notes Due 2024 (included in Exhibit 2.5)

2.8(6)	Form of 4.500% Senior Notes Due 2034 (included in Exhibit 2.6)

2.9(7)	Indenture, dated as of December 6, 2017, between the Registrant and Bank of New York Mellon as Trustee

2.10(7)	Second Supplemental Indenture, dated as of December 6, 2017, between the Registrant and Bank of New York Mellon as Trustee

2.11(7)	Third Supplemental Indenture, dated as of December 6, 2017, between the Registrant and Bank of New York Mellon as Trustee

2.12(7)	Fourth Supplemental Indenture, dated as of December 6, 2017, between the Registrant and Bank of New York Mellon as Trustee

2.13(7)	Fifth Supplemental Indenture, dated as of December 6, 2017, between the Registrant and Bank of New York Mellon as Trustee

2.14(7)	Form of 3.400% Senior Notes Due 2027 (included in Exhibit 2.10)

2.15(7)	Form of 4.000% Senior Notes Due 2037 (included in Exhibit 2.11)

2.16(7)	Form of 4.200% Senior Notes Due 2047 (included in Exhibit 2.12)

2.17(7)	Form of 4.400% Senior Notes Due 2057 (included in Exhibit 2.13)

2.18*	Description of Securities Registered under Section 12 of the U.S. Exchange Act

2.19(8)	Sixth Supplemental Indenture, dated as of February 9, 2021, between the Registrant and Bank of New York Mellon as Trustee

2.20(8)	Seventh Supplemental Indenture, dated as of February 9, 2021, between the Registrant and Bank of New York Mellon as Trustee

2.21(8)	Eighth Supplemental Indenture, dated as of February 9, 2021, between the Registrant and Bank of New York Mellon as Trustee

Exhibit Number	Description of Document

2.22(8)	Ninth Supplemental Indenture, dated as of February 9, 2021, between the Registrant and Bank of New York Mellon as Trustee

2.23(8)	Form of 2.125% Senior Notes Due 2031 (included in Exhibit 2.19)

2.24(8)	Form of 2.700% Senior Notes Due 2041 (included in Exhibit 2.20)

2.25(8)	Form of 3.150% Senior Notes Due 2051 (included in Exhibit 2.21)

2.26(8)	Form of 3.250% Senior Notes Due 2061 (included in Exhibit 2.22)

4.1(4)	Form of Indemnification Agreement between the Registrant and its directors and executive officers

4.2(4)	Form of Employment Agreement between the Registrant and its executive officers

4.3(4)	Form of Share Retention Agreement between the Registrant and certain members of management

4.4(5)	Second Amended and Restated 2014 Post -IPO Equity Incentive Plan

4.5*	Schedules of Material Differences of Contractual Arrangements of Representative Variable Interest Entities of the Registrant

4.6(7)	English translation of Loan Agreement, between Hangzhou Zhenxi Investment Management Co., Ltd. and Zhejiang Tmall Technology Co., Ltd., dated January 10, 2018

4.7(7)	English translation of Exclusive Call Option Agreement entered into by and among Hangzhou Zhenxi Investment Management Co., Ltd., Zhejiang Tmall Technology Co., Ltd. and Zhejiang Tmall Network Co., Ltd., dated January 10, 2018

4.8(7)	English translation of Shareholder’s Voting Rights Proxy Agreement entered into by and among Hangzhou Zhenxi Investment Management Co., Ltd., Zhejiang Tmall Technology Co., Ltd. and Zhejiang Tmall Network Co., Ltd., dated January 10, 2018

4.9(7)	English translation of Equity Pledge Agreement entered into by and among Hangzhou Zhenxi Investment Management Co., Ltd., Zhejiang Tmall Technology Co., Ltd. and Zhejiang Tmall Network Co., Ltd., dated January 10, 2018

4.10(7)	English translation of Exclusive Services Agreement entered into between Zhejiang Tmall Network Co., Ltd. and Zhejiang Tmall Technology Co., Ltd., dated January 10, 2018

4.11(4)	Share and Asset Purchase Agreement by and among the Registrant, Zhejiang Ant Small and Micro Financial Services Group Co., Ltd. (currently known as Ant Group), Yahoo! Inc., SoftBank Corp. and the other Parties named therein, dated August 12, 2014

4.12(9)	Amendment to Share and Asset Purchase Agreement by and among the Registrant, Ant Small and Micro Financial Services Group Co., Ltd. (currently known as Ant Group), SoftBank Group Corp., Jack Ma, Joseph C. Tsai, and the other Parties named therein, dated February 1, 2018

4.13(10)	Second Amendment to Share and Asset Purchase Agreement by and among the Registrant, Ant Small and Micro Financial Services Group Co., Ltd. (currently known as Ant Group) and SoftBank Group Corp., dated September 23, 2019

4.14(11)	Third Amendment to Share and Asset Purchase Agreement by and among the Registrant, Ant Group Co., Ltd., SoftBank Group Corp. and the other parties named therein, dated August 24, 2020

4.15(5)	Fourth Amendment to Share and Asset Purchase Agreement by and among the Registrant, Ant Group Co., Ltd., SoftBank Group Corp. and the other parties named therein, dated July 25, 2022

Exhibit Number	Description of Document

4.16(5)	Amended and Restated Commercial Agreement by and among the Registrant, Ant Group Co., Ltd. and Alipay.com Co., Ltd., dated July 25, 2022

4.17(10)	Second Amended and Restated Intellectual Property License and Software Technology Services Agreement by and among the Registrant, Ant Small and Micro Financial Services Group Co., Ltd. (currently known as Ant Group) and Alipay.com Co., Ltd., dated September 23, 2019

4.18(10)	Cross License Agreement by and between the Registrant and Ant Small and Micro Financial Services Group Co., Ltd. (currently known as Ant Group), dated September 23, 2019

4.19†*	Third Amendment and Restatement Agreement, dated May 16, 2023, in respect of a US$4,000,000,000 Facility Agreement dated March 9, 2016

4.20†*	Second Amendment and Restatement Agreement, dated May 16, 2023, in respect of a US$6,500,000,000 Facility Agreement dated April 7, 2017

4.21†*	Amendment and Restatement Agreement, dated September 21, 2022, relating to a HK$7,653,750,000 term loan facility between Alibaba Group Services Limited, as Guarantor, and the other parties named therein, dated May 17, 2019

8.1*	List of Subsidiaries and Consolidated Entities of the Registrant

11.1(5)	Code of Ethics of the Registrant

12.1	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes -Oxley Act of 2002

12.2	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes -Oxley Act of 2002

13.1(12)	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes -Oxley Act of 2002

13.2(12)	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes -Oxley Act of 2002

15.1*	Consent of PricewaterhouseCoopers — Independent Registered Public Accounting Firm

15.2*	Consent of Fangda Partners

15.3*	Consent of Maples and Calder (Hong Kong) LLP

15.4*	Certification by the Chief Executive Officer Pursuant to Item 16I(a) of Form 20-F

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

(1)	Previously filed on Form 6-K, dated September 30, 2020 and incorporated herein by reference.
(2)	Previously filed on Form 6-K, dated November 20, 2019 and incorporated herein by reference.

(3)	Previously filed with the Registration Statement on Form F-6 (File No. 333-231579), dated May 17, 2019 and incorporated herein by reference.
(4)	Previously filed with the Registration Statement on Form F-1 (File No. 333-195736), initially filed on May 6, 2014 and incorporated herein by reference.
(5)	Previously filed with our Annual Report on Form 20-F for the Fiscal Year Ended on March 31, 2022 (File No. 001-36614), filed on July 26, 2022 and incorporated herein by reference.
(6)	Previously filed with our Annual Report on Form 20-F for the Fiscal Year Ended on March 31, 2015 (File No. 001-36614), filed on June 25, 2015 and incorporated herein by reference.
(7)	Previously filed with our Annual Report on Form 20-F for the Fiscal Year Ended on March 31, 2018 (File No. 001-36614), filed on July 27, 2018 and incorporated herein by reference.
(8)	Previously filed with our Annual Report on Form 20-F for the Fiscal Year Ended on March 31, 2021 (File No. 001-36614), filed on July 27, 2021 and incorporated herein by reference.
(9)	Previously filed on Form 6-K, dated February 2, 2018 and incorporated herein by reference.
(10)	Previously filed with the Registration Statement on Form F-3 (File No. 333-234662), dated November 13, 2019 and incorporated herein by reference.
(11)	Previously filed on Form 6-K, dated August 25, 2020 and incorporated herein by reference.
(12)	Furnished with this Amendment.
†	Portions of this exhibit have been omitted in accordance with Form 20-F’s Instructions as to Exhibits.
*	Previously filed or furnished, as applicable, with the Initial Filing.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Alibaba Group Holding Limited

By:	/s/ Toby Hong Xu
	Name:	Toby Hong Xu
	Title:	Chief Financial Officer

Date: February 23, 2024