Form 20-F
period 2024-03-31
Alibaba Group Holding Ltd
filed 2024-05-23
CIK 1577552

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended March 31, 2024
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 19,469,126,956 Ordinary Shares

Indicate by check mark if the registrant is a well‑known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

☐ Yes ☐ No

i

LETTER FROM OUR CHAIRMAN AND OUR CEO TO SHAREHOLDERS

Dear Shareholders,

Our fiscal year ended March 31, 2024 was a watershed. It was a year in which Alibaba made several pivots toward strategic clarity. This clarity has helped us to define who we are, our direction, and how we will execute our strategy. We believe it is important to share the thought process we went through this past year, and what it means for Alibaba in the future.

Who We Are

Alibaba has two core businesses: e-commerce and cloud computing. As part of the consumer economy in China, we have developed an ecosystem of Internet platforms to tap into opportunities in local services, communications, search, and digital entertainment.

In e-commerce, we run Taobao and Tmall Group (TTG), which includes platforms for the domestic China consumer and business-to-business markets, and Alibaba International Digital Commerce Group (AIDC), which includes platforms for the international consumer and business-to-business markets. Other divisions in the company provide strategic value by bringing synergies that make our e-commerce businesses more valuable. For example, the on-demand delivery business Ele.me provides the infrastructure for instant delivery of fresh and perishable items purchased from our e-commerce platforms; and our logistics subsidiary Cainiao provides the supply chain, transport, and delivery capabilities to create a great experience for the consumers shopping on the TTG and AIDC platforms.

In cloud computing, we aim to be the leading public cloud infrastructure and platform technology provider in China, supplying a broad range of capabilities to our customers, including elastic computing, storage, network infrastructure, security, big data, and artificial intelligence (AI).

Our Strategic Direction

We have chosen two important paths for the strategic direction of our business. As leaders of the company, we must clearly articulate our direction.

The first strategy is User First. Users of our various platforms come first in the way we operate our business and design products, from user interface to algorithmic matching to customer service. China has the world’s largest Internet population with 1.1 billion users, and China’s e-commerce penetration is one of the highest in the world at around 28% of total consumer retail. Today, you can find every kind of consumer product for sale online. If brands and distributors want to differentiate themselves, they will increasingly need the targeted consumer marketing services provided by Internet platforms.

Our User First approach will prioritize user experience in business strategy and product design to drive retention and repeat purchases. This will provide the best value proposition to sellers of goods and services on our platforms, such as Taobao, Tmall, Xianyu, Fliggy, Ele.me, Amap, and AliExpress, because Alibaba is where they can find the most robust, well-segmented, and highest frequency user base for online consumption.

The second strategic direction is our focus on AI as the single most powerful element that will change and accelerate the growth of our businesses.

Over the next decade, no industry will be spared the disruption brought about by AI. Rather than protecting the old way of doing things, AI has re-ignited our start-up passion and imagination. Each of our businesses has massive numbers of use cases, all of which can use AI applications to unleash powerful value, and the deployment of AI will increase demand for computing and drive growth for Alibaba Cloud. AI will not be a threat but will herald in massive opportunities as the driver for breakthrough user experience and business models. If we don't keep up with the constant and marvelous improvements that AI is showing us on a daily basis, we will be displaced.

Operating Principles

We follow a number of operating principles as we execute our strategy.

First, we take a long-term perspective when making hard decisions. We think in 10-year cycles as the development cadence of technology businesses typically experience the phases of investment, growth, harvest, profit, and invariable decline. Our businesses are in different phases and must be managed differently. For example, AIDC is nascent and requires upfront investment; Alibaba Cloud is investing for future growth while harvesting the fruits of economies of scale; and TTG is a mature business that must innovate fast and capture the next growth cycle.

Second, we apply extreme focus and intentionality in everything we do. Focus means we are not distracted by unimportant things, and in determining what is important or not, we are unemotional when facing hard choices. Intentionality means we develop sound reasons for doing what we do. For example, Alibaba Cloud’s pivot to a public cloud strategy reflects the rationale of our structural advantages in technology leadership and scale economies; at the same time, we made a hard choice to forego short-term revenue from low-margin project-based business.

Last but not least, we communicate a clear direction to our teams and seek alignment from them by setting sound incentive systems. We believe that transparency of strategic direction and demonstration of intentionality from company leaders make a more productive and happier workforce. We have developed employee incentive systems that are tied to our mid- and long-range strategic goals, so that our teams know exactly where they stand financially based on business performance.

Capital Management

In fiscal year 2024, Alibaba generated US$21.6 billion in free cash flow. It is the responsibility of management to determine how we deploy our cash to maximize shareholder value. We face a trade-off of returning cash to shareholders on the one hand, and re-investing the cash into existing or new businesses on the other hand. Our capital management activities in fiscal year 2024 reflected the company’s focus on our core business. We did not put money into new business lines. Instead, we declared and paid, for the first time in company history, a dividend of US$2.5 billion, and we repurchased US$12.5 billion of our own shares, which resulted in a net reduction of 5.1% in outstanding shares. In fiscal year 2024, we delivered value to shareholders by returning cash and creating earnings accretion.

Investing for the Future

Returning cash to shareholders does not mean we will stop investing. There are two areas where Alibaba will continue to invest: (1) to accelerate our core businesses’ growth, and (2) to maintain leadership in fundamental technologies and innovation, including AI.

It is important for you to understand our investment in AI. The latest developments in generative AI with new iterations of large language models (LLMs) from major global technology companies are relevant to Alibaba in three ways.

First, as technology pioneers, we are interested in exploring the potential of machine intelligence to achieve artificial general intelligence (AGI). Ultimately, humankind may be able to achieve AGI based on certain definitions. The current approach that pushes toward AGI is LLMs that use the transformer architecture. As LLMs get bigger and go multimodal to incorporate voice, video and image in addition to text, the level of investment that is required in infrastructure and development can only be taken on by large technology companies that generate substantial free cash flows from their core business. Alibaba has a market-leading proprietary LLM, Qwen, and we will continue to invest in LLM and other AI innovations to push the limits of machine intelligence.

Second, investment in LLMs drives the growth of our cloud computing business as the training and usage of LLMs in development or inference will require computing resources. We have made open-source versions of our LLM Qwen available to the public, bringing additional demand for our proprietary model that results in computing resource needs. We also have China’s largest open-source LLM community, ModelScope, which includes third-party LLMs for developers who need access to our computing resources. Thus, being a leader in the development of AI brings direct positive growth to our cloud computing business.

Third, Alibaba is an integral part of the consumer economy. The user experience within our multitude of consumer use cases can be transformed with AI applications, from shopping recommendations to virtual showrooms to personal assistants. We are excited by the limitless possibilities for AI to drive our User First strategy.

In closing, we want to say this: Alibaba is about the future. In the past 25 years, Alibaba has grown consistently but, unfortunately, acquired “large company” characteristics. For the next ten years, we see ourselves again as a start-up defined by entrepreneurship, innovation, and our mission “to make it easy to do business anywhere.” We will apply long-term thinking when we make trade-offs today and invest for tomorrow.

Joe Tsai Chairman	Eddie Wu Chief Executive Officer

May 23, 2024

CONVENTIONS THAT APPLY TO THIS ANNUAL REPORT ON FORM 20‑F

Unless the context otherwise requires, references in this annual report on Form 20‑F to:

•
“ADSs” are to the American depositary shares, each of which represents eight Shares;
•
“AI” is to artificial intelligence;
•
“Alibaba,” “Alibaba Group,” “company,” “our company,” “we,” “our” or “us” are to Alibaba Group Holding Limited, a company incorporated in the Cayman Islands with limited liability on June 28, 1999 and, where the context requires, its consolidated subsidiaries and its affiliated consolidated entities, including its variable interest entities and their subsidiaries, from time to time;
•
“Alibaba Health” is to Alibaba Health Information Technology Limited, a company incorporated in Bermuda on March 11, 1998, the shares of which are listed on the Main Board of the Hong Kong Stock Exchange (Stock Code: 0241), and, except where the context otherwise requires, its consolidated subsidiaries;
•
“Alibaba Pictures” is to Alibaba Pictures Group Limited, a company incorporated in Bermuda with limited liability on January 6, 1994, the shares of which are listed on the Main Board of the Hong Kong Stock Exchange (Stock Code: 1060) and, except where the context otherwise requires, its consolidated subsidiaries;
•
“Alipay” is to Alipay.com Co., Ltd., a company incorporated under the laws of the PRC on December 8, 2004, with which we have a long-term contractual relationship and which is a wholly-owned subsidiary of Ant Group or, where the context requires, its predecessor entities;
•
“Analysys” is to Analysys, a research institution;
•
“annual active consumers” is to user accounts that placed one or more paid orders through the relevant platform during the previous twelve months;
•
“Ant Group” is to Ant Group Co., Ltd. (formerly known as Ant Small and Micro Financial Services Group Co., Ltd.), a company organized under the laws of the PRC on October 19, 2000 and, as context requires, its consolidated subsidiaries;
•
“Articles” or “Articles of Association” is to our Amended and Restated Articles of Association (as amended and restated from time to time), adopted on September 30, 2020;
•
“board” or “board of directors” is to our board of directors, unless otherwise stated;
•
“business day” is to any day (other than a Saturday, Sunday or public holiday) on which banks in relevant jurisdictions are generally open for business;
•
"Cainiao" or “Cainiao Smart Logistics Network Limited” is to Cainiao Smart Logistics Network Limited, a company incorporated on May 20, 2015 under the laws of the Cayman Islands and our consolidated subsidiary, together with its subsidiaries; where the context requires, also refers to our logistics business segment;
•
“CCASS” is to the Central Clearing and Settlement System established and operated by Hong Kong Securities Clearing Company Limited, a wholly-owned subsidiary of Hong Kong Exchange and Clearing Limited;
•
“China” and the “PRC” is to the People’s Republic of China;
•
“China commerce retail marketplaces” are to Taobao, Tmall and certain other marketplaces of Taobao and Tmall Group;
•
“Companies (WUMP) Ordinance” is to the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Chapter 32 of the Laws of Hong Kong), as amended or supplemented from time to time;
•
“CSRC” is to the China Securities Regulatory Commission of the PRC;
•
“Deposit Agreement” is to the deposit agreement, dated as of September 24, 2014, as amended, among us, Citibank, N.A. and our ADS holders and beneficial owners from time to time;
•
“director(s)” are to member(s) of our board, unless otherwise stated;
•
“DTC” is to The Depository Trust Company, the central book-entry clearing and settlement system for equity securities in the United States and the clearance system for our ADSs
•
“Ele.me” is to Rajax Holding, a company incorporated under the laws of the Cayman Islands on June 8, 2011 and our consolidated subsidiary, and Fengniao Investment Holding Limited, a company incorporated under the laws of the British Virgin Islands on June 27, 2022 and our consolidated subsidiary, and, except where the context otherwise requires, their

v

consolidated subsidiaries and their affiliated consolidated entities, including their variable interest entities and their subsidiaries; where the context requires, also refers to our on-demand delivery and local services platform under the Ele.me brand;
•
“Enhanced VIE Structure” is to our enhanced structure for variable interest entities as described in “Item 4. Information on the Company — C. Organizational Structure”;
•
“Enlightent” is to Enlightent, a research institution;
•
“EU” is to the European Union;
•
“FMCG” is to fast-moving consumer goods;
•
“foreign private issuer” is to such term as defined in Rule 3b-4 under the U.S. Exchange Act;
•
“Gartner” are to Gartner, Inc.; the Gartner content described herein (the “Gartner Content”) represent(s) research opinion or viewpoints published, as part of a syndicated subscription service, by Gartner, Inc. (“Gartner”), and is not a representation of fact; Gartner Content speaks as of its original publication date (and not as of the date of this annual report), and the opinions expressed in the Gartner Content are subject to change without notice. Gartner does not endorse any vendor, product or service depicted in its research publications, and does not advise technology users to select only those vendors with the highest ratings or other designation. Gartner research publications consist of the opinions of Gartner’s research organization and should not be construed as statements of fact. Gartner disclaims all warranties, expressed or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose; GARTNER is a registered trademark and service mark of Gartner, Inc. and/or its affiliates in the U.S. and internationally and is used herein with permission. All rights reserved.
•
“GDP” is to gross domestic product;
•
“GDPR” is to the EU General Data Protection Regulation;
•
“GMV” is to the value of paid orders of products and services on our marketplaces, including shipping charges paid by buyers to sellers;
•
“HK$” or “Hong Kong dollars” or “HKD” are to Hong Kong dollars, the lawful currency of Hong Kong;
•
“Hong Kong” or “Hong Kong S.A.R.” is to the Hong Kong Special Administrative Region of the PRC;
•
“Hong Kong Listing Rules” are to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended or supplemented from time to time;
•
“Hong Kong Share Registrar” is to Computershare Hong Kong Investor Services Limited;
•
“Hong Kong Stock Exchange” is to The Stock Exchange of Hong Kong Limited;
•
“IaaS” is to infrastructure-as-a-service;
•
“ICP(s)” are to Internet content provider(s);
•
“IDC” is to International Data Corporation, a research institution;
•
“IPO” is to initial public offering;
•
“IT” is to information technology;
•
“Junao” is to Hangzhou Junao Equity Investment Partnership (Limited Partnership), a limited liability partnership incorporated under the laws of the PRC;
•
“Junhan” is to Hangzhou Junhan Equity Investment Partnership (Limited Partnership), a limited liability partnership incorporated under the laws of the PRC;
•
“Lazada” is to Lazada South East Asia Pte. Ltd., a company incorporated under the laws of the Republic of Singapore on January 19, 2012 and our consolidated subsidiary, and, except where the context otherwise requires, its consolidated subsidiaries and affiliated consolidated entities;
•
“LLM” is to large language model;
•
“MaaS” is to model-as-a-service;

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
•
“Memorandum” is to our memorandum of association (as amended from time to time);
•
“MIIT” is to the Ministry of Industry and Information Technology of the PRC;
•
“MOF” is to the Ministry of Finance of the PRC;
•
“MOFCOM” is to the Ministry of Commerce of the PRC;
•
“NDRC” is to the National Development and Reform Commission of the PRC;
•
“NYSE” is to the New York Stock Exchange;
•
“online GMV” is to the GMV of China commerce retail marketplaces;
•
“orders” unless the context otherwise requires, are to each paid order from a transaction between a buyer and a seller for products and services on the relevant platform, even if the order includes multiple items, during the specified period;
•
our “wholesale marketplaces” are to 1688.com and Alibaba.com, collectively;
•
“P4P” is to pay-for-performance;
•
“PaaS” is to platform-as-a-service;
•
“PBOC” is to the People’s Bank of China;
•
“PCAOB” is to the Public Company Accounting Oversight Board;
•
“PRC government” or “State” is to the central government of the PRC, including all political subdivisions (including provincial, municipal and other regional or local government entities) and its organs or, as the context requires, any of them;
•
“Principal Share Registrar” is to Maples Fund Services (Cayman) Limited;
•
“QuestMobile” is to QuestMobile, a research institution;
•
“representative variable interest entities” or “representative VIEs” are to the variable interest entities identified in our corporate structure chart in “Item 4. Information on the Company — C. Organizational Structure”;
•
“RMB” or “Renminbi” is to Renminbi, the lawful currency of the PRC;
•
“RSU(s)” are to restricted share unit(s);
•
“SaaS” is to software-as-a-service;
•
“SAFE” is to the State Administration of Foreign Exchange of the PRC, the PRC governmental agency responsible for matters relating to foreign exchange administration, including local branches, when applicable;
•
“SAIC” is to State Administration for Industry and Commerce of the PRC, which has been merged into SAMR;
•
“SAMR” is to the State Administration for Market Regulation of the PRC;
•
“SAPA” is to a share and asset purchase agreement by and among us, Ant Group, Altaba Inc. (formerly known as Yahoo! Inc.), SoftBank and the other parties named therein, dated August 12, 2014, together with any subsequent amendments as the context requires;
•
“SEC” is to the United States Securities and Exchange Commission;
•
“Sensor Tower” is to Sensor Tower, a research institution;
•
“SFC” is to the Securities and Futures Commission of Hong Kong;
•
“SFO” is to the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended or supplemented from time to time;

•
“Share Split” is to the subdivision of each ordinary share into eight Shares, pursuant to which the par value of our Shares was correspondingly changed from US$0.000025 per Share to US$0.000003125 per Share, with effect from July 30, 2019; immediately after the Share Split became effective, our authorized share capital became US$100,000 divided into 32,000,000,000 Shares of par value US$0.000003125 per Share;
•
“shareholder(s)” are to holder(s) of Shares and, where the context requires, ADSs;
•
“Share(s)” or “ordinary share(s)” are to ordinary share(s) in our capital with par value of US$0.000003125 each;
•
“SMEs” are to small and medium‑sized enterprises;
•
“SoftBank” is to SoftBank Group Corp. (formerly known as SoftBank Corp.), and, except where the context otherwise requires, its consolidated subsidiaries;
•
“STA” is to the State Taxation Administration of the PRC;
•
“Sun Art” is to Sun Art Retail Group Limited, a company incorporated under the laws of Hong Kong on December 13, 2000 with limited liability, the shares of which are listed on the Main Board of the Hong Kong Stock Exchange (Stock Code: 6808), and except where the context requires, its consolidated subsidiaries;
•
“Takeovers Codes” are to Hong Kong’s Codes on Takeovers and Mergers and Share Buy-backs issued by the SFC;
•
“take rate” is calculated by dividing customer management revenue of Taobao and Tmall Group by online GMV, which represents revenue as a percentage of overall volume generated on our China commerce retail marketplaces;
•
“UK” are to the United Kingdom of Great Britain and Northern Ireland;
•
“U.S.” or “United States” is to the United States of America, its territories, its possessions and all areas subject to its jurisdiction;
•
“US$” or “U.S. dollars” are to the lawful currency of the United States;
•
“U.S. Exchange Act” is to the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;
•
“U.S. GAAP” is to accounting principles generally accepted in the United States;
•
“U.S. Securities Act” is to the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder;
•
“USTR” is to the Office of the U.S. Trade Representative;
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
•
“VAT” is to value-added tax; all amounts are exclusive of VAT in this annual report except where indicated otherwise;
•
“VIE structure” or “Contractual Arrangements” are to the variable interest entity structure;
•
“Youku” is to Youku Tudou Inc., a company incorporated under the laws of the Cayman Islands on September 20, 2005 and our indirect wholly-owned subsidiary, and, except where the context otherwise requires, its consolidated subsidiaries and its affiliated consolidated entities, including its variable interest entities and their subsidiaries; where the context requires, Youku also refers to our online video platform under the Youku brand; and
•
“Yunfeng Fund(s)” are to one or more Yunfeng investment funds established by Yunfeng Capital Limited or its affiliates, in which Jack Ma currently holds minority interest in the general partners.

Exchange Rate Information

Our reporting currency is the Renminbi. This annual report contains translations of Renminbi and Hong Kong dollar amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise stated, all translations of Renminbi and Hong Kong dollars into U.S. dollars and from U.S. dollars into Renminbi in this annual report were made at a rate of RMB7.2203 to US$1.00 and HK$7.8259 to US$1.00, the respective exchange rates on March 29, 2024 set forth in the H.10 statistical release of the Federal Reserve Board. We make no representation that any Renminbi, Hong Kong dollar or U.S. dollar amounts referred to in this annual report could have been, or could be, converted into U.S. dollars, Renminbi or Hong Kong dollars, as the case may be, at any particular rate or at all.

FORWARD-LOOKING STATEMENTS

This annual report on Form 20‑F contains forward-looking statements. These statements are made under the “safe harbor” provision under Section 21E of the U.S. Exchange Act, and as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “future,” “aim,” “estimate,” “intend,” “seek,” “plan,” “believe,” “potential,” “continue,” “ongoing,” “target,” “guidance,” “is/are likely to” or other similar expressions. The forward‑looking statements included in this annual report relate to, among others:

•
our new organizational and governance structure and strategic benefits of this new structure;
•
our growth strategies and business plans;
•
our future business development, results of operations and financial condition;
•
trends and competition in commerce and cloud computing and the other industries in which we operate, both in China and globally, as well as trends in technology innovation, research and development and application, including AI technologies;
•
our continuing investments in our businesses;
•
expected changes in our revenues and certain cost and expense items and our margins;
•
fluctuations in general economic and business conditions, such as inflation and interest rates, in China and globally;
•
geopolitical tensions and national trade, investment, protectionist and other policies (including those relating to export control and economic or trade sanctions, such as export control of chips) that could place restrictions on economic and commercial activities;
•
the regulatory environment in which we and companies integral to our ecosystem operate in China and globally;
•
expected results of regulatory investigations, litigations and other proceedings;
•
our sustainability goals;
•
our plan to convert to primary listing in Hong Kong; and
•
assumptions underlying or related to any of the foregoing.

Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include but are not limited to the following: our corporate structure, including the VIE structure we use to operate certain businesses in the PRC; the implementation of our new organizational and governance structure; our ability to maintain the trusted status of our ecosystem; our ability to compete, innovate and maintain or grow our revenue or business, including expanding our international and cross-border businesses and operations, adopting new technologies and managing a large and complex organization; risks associated with sustained investments in our businesses; fluctuations in general economic and business conditions in China and globally; uncertainties arising from competition among countries and geopolitical tensions, including protectionist or national security policies and export control, economic or trade sanctions; risks associated with our acquisitions, investments and alliances; uncertainties and risks associated with a broad range of complex laws and regulations (including in the areas of data security and privacy protection, anti-monopoly and anti-unfair competition, content regulation, consumer protection and regulation of Internet platforms) in the PRC and globally; cybersecurity risks and assumptions underlying or related to any of the foregoing. Please also see “Item 3. Key Information — D. Risk Factors.”

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

Our Corporate Structure

Like many large scale, multinational companies with businesses around the world and across industries, we conduct our business through a large number of Chinese and foreign operating entities, including VIEs. The chart below summarizes our corporate structure as of March 31, 2024 and identifies the subsidiaries and VIEs that together are representative of the major businesses operated by our group, including our significant subsidiaries, as that term is defined under Section 1-02 of Regulation S-X under the U.S. Securities Act, and other representative subsidiaries, which we collectively refer to as our major subsidiaries, as well the corresponding representative VIEs, which we refer to as the representative VIEs:

Alibaba Group Holding Limited (Cayman Islands)
100%
Taobao Holding Limited (Cayman Islands)
100%
Taobao China Holding Limited (Hong Kong)
100%
Alibaba Group Services Limited (Hong Kong)
100%
Alibaba Investment Limited (British Virgin Islands)
0.007%
Alibaba.com International (Cayman) Holding Limited (4) (Cayman Islands)
3.497% (through intermediary holding entities)
100% (through intermediary holding entities)
Alibaba.com Limited (Cayman Islands)
100%
Alibaba.com Investment Holding Limited (British Virgin Islands)
100%
Alibaba.com China Limited (Hong Kong)
96.496%
100%
Hanbao E-Commerce Corp. (Cayman Islands)
100%
Hanbao Investment Holding Limited (British Virgin Islands)
100%
Hanbao China Holding Limited (Hong Kong)
Offshore PRC
Onshore PRC
29.1% (through intermediary holding entities)
46.72% (through intermediary holding entities)
Rajax Network Technology (Shanghai) Co., Ltd.(6)
Shanghai Rajax Information Technology Co., Ltd.(6)(9)
100%
Taobao (China) Software Co., Ltd.
Zhejiang Taobao Network Co., Ltd. (1)(9)
100%
Zhejiang Tmall Technology Co., Ltd.
Zhejiang Tmall Network Co., Ltd.(2)(9)
100%
Alibaba (Beijing) Software Services Co., Ltd.
100%
Alibaba (China) Co., Ltd.
Hangzhou Ali Venture Capital Co., Ltd.(8)(9)
100% (through intermediary holding entities)
Beijing Youku Technology Co., Ltd.(7)
Alibaba Culture Entertainment Co. Ltd.(7)(9)
64.54% (through intermediary holding entities) (10)
5% (through intermediary holding entities)
Hangzhou Cainiao Supply Chain Management Co., Ltd.(5)
100% (through intermediary holding entities)
Zhejiang Alibaba Cloud Computing Ltd.(3) (11)
Alibaba Cloud Computing Ltd.(3)(9)
Equity interest
Contractual arrangements

(1)
Primarily involved in the operation of Taobao
(2)
Primarily involved in the operation of Tmall
(3)
Primarily involved in the operation of Cloud Intelligence Group
(4)
The holding company of AIDC Group
(5)
Primarily involved in the operation of Cainiao Smart Logistics Network Limited
(6)
Primarily involved in the operation of Local Services Group
(7)
Primarily involved in the operation of Digital Media and Entertainment Group
(8)
Primarily involved in investment projects
(9)
A VIE
(10)
On March 26, 2024, we announced our plan to offer to minority shareholders of Cainiao Smart Logistics Network Limited (including employees) an opportunity to sell all outstanding shares of Cainiao Smart Logistics Network Limited held by them to us. The completion of this transaction is subject to negotiations and satisfaction of closing conditions.
(11)
In April 2024, Hangzhou AliCloud Feitian Information Technology Co., Ltd., a wholly owned subsidiary of Zhejiang Alibaba Cloud Computing Ltd., became the WFOE corresponding to Alibaba Cloud Computing Ltd.

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

For our representative VIEs, these individuals are Daniel Yong Zhang, Jessie Junfang Zheng, Xiaofeng Shao, Zeming Wu and Fang Jiang (with respect to each of Zhejiang Taobao Network Co., Ltd., Zhejiang Tmall Network Co., Ltd., Hangzhou Ali Venture Capital Co., Ltd., Shanghai Rajax Information Technology Co., Ltd. and Alibaba Cloud Computing Ltd.), and Jeff Jianfeng Zhang, Winnie Jia Wen, Jie Song, Yongxin Fang and Li Cheng (with respect to Alibaba Culture Entertainment Co., Ltd.). Because Li Cheng is no longer a member of the Alibaba Partnership, we are in the process of replacing him. In addition, we are in the process of restructuring the VIEs and changing these individuals as part of our Reorganization.

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

The following tables present the condensed consolidating schedule of operations and cash flows information for the fiscal years ended March 31, 2022, 2023 and 2024, and condensed consolidating schedule of balance sheet information as of March 31, 2023 and 2024 for:

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

	For the year ended March 31, 2024
	Parent	Other Subsidiaries and Consolidated Entities	Major VIEs and their Subsidiaries		Primary Beneficiaries of Major VIEs	Eliminations	Consolidated Total
	RMB	RMB	RMB		RMB	RMB	RMB	US$
	(in millions)
Revenue from third parties	—	782,497	90,662		68,009	—	941,168	130,350
Revenue from group companies	—	11,731	8,595		192,994	(213,320)	—	—
Total cost and expenses	(327)	(845,402)	(103,992)	(1)	(157,042)	278,945	(827,818)	(114,651)
Income (loss) from subsidiaries and VIEs	86,057	123,181	—		(3,093)	(206,145)	—	—
Income (loss) from operations	85,730	72,007	(4,735)		100,868	(140,520)	113,350	15,699
Other income and expenses	(5,989)	24,387	31		35,442	(65,625)	(11,754)	(1,628)
Income tax (expenses) credit	—	(6,890)	1,428		(17,067)	—	(22,529)	(3,120)
Share of results of equity method investees	—	(11,656)	(17)		3,938	—	(7,735)	(1,072)
Net income (loss)	79,741	77,848	(3,293)		123,181	(206,145)	71,332	9,879
Net loss attributable to noncontrolling interests	—	8,477	200		—	—	8,677	1,202
Accretion of mezzanine equity	—	(268)	—		—	—	(268)	(37)
Net income (loss) attributable to ordinary shareholders	79,741	86,057	(3,093)		123,181	(206,145)	79,741	11,044

	For the year ended March 31, 2023
	Parent	Other Subsidiaries and Consolidated Entities	Major VIEs and their Subsidiaries		Primary Beneficiaries of Major VIEs	Eliminations	Consolidated Total
	RMB	RMB	RMB		RMB	RMB	RMB
	(in millions)
Revenue from third parties	—	709,421	88,121		71,145	—	868,687
Revenue from group companies	—	29,159	5,671		136,113	(170,943)	—
Total cost and expenses	(846)	(763,158)	(97,402)	(1)	(168,473)	261,543	(768,336)
Income from subsidiaries and VIEs	84,000	100,379	—		3,031	(187,410)	—
Income (loss) from operations	83,154	75,801	(3,610)		41,816	(96,810)	100,351
Other income and expenses	(10,645)	11,003	6,557		72,519	(90,600)	(11,166)
Income tax (expenses) credit	—	(6,551)	117		(9,115)	—	(15,549)
Share of results of equity method investees	—	(3,176)	(46)		(4,841)	—	(8,063)
Net income	72,509	77,077	3,018		100,379	(187,410)	65,573
Net loss attributable to noncontrolling interests	—	7,197	13		—	—	7,210
Accretion of mezzanine equity	—	(274)	—		—	—	(274)
Net income attributable to ordinary shareholders	72,509	84,000	3,031		100,379	(187,410)	72,509

	For the year ended March 31, 2022
	Parent	Other Subsidiaries and Consolidated Entities	Major VIEs and their Subsidiaries		Primary Beneficiaries of Major VIEs	Eliminations	Consolidated Total
	RMB	RMB	RMB		RMB	RMB	RMB
	(in millions)
Revenue from third parties	—	691,997	87,337		73,728	—	853,062
Revenue from group companies	—	75,610	8,485		160,947	(245,042)	—
Total cost and expenses	(444)	(771,883)	(96,262)	(1)	(189,014)	274,179	(783,424)
Income from subsidiaries and VIEs	63,745	81,515	—		5,284	(150,544)	—
Income (loss) from operations	63,301	77,239	(440)		50,945	(121,407)	69,638
Other income and expenses	(1,342)	(27,923)	5,227		43,087	(29,137)	(10,088)
Income tax expenses	—	(15,506)	(258)		(11,051)	—	(26,815)
Share of results of equity method investees	—	15,055	755		(1,466)	—	14,344
Net income	61,959	48,865	5,284		81,515	(150,544)	47,079
Net loss attributable to noncontrolling interests	—	15,170	—		—	—	15,170
Accretion of mezzanine equity	—	(290)	—		—	—	(290)
Net income attributable to ordinary shareholders	61,959	63,745	5,284		81,515	(150,544)	61,959

Note:

(1)
These include technical service fee incurred by major VIEs and their subsidiaries for exclusive technical service provided by primary beneficiaries of major VIEs to major VIEs and their subsidiaries in the amounts of RMB17,225 million, RMB15,445 million and RMB11,689 million (US$1,619 million) for the years ended March 31, 2022, 2023 and 2024, respectively.

	For the year ended March 31, 2024
	Parent		Other Subsidiaries and Consolidated Entities	Major VIEs and their Subsidiaries		Primary Beneficiaries of Major VIEs	Eliminations	Consolidated Total
	RMB		RMB	RMB		RMB	RMB	RMB	US$
			(in millions)
Net cash provided by operating activities	93,308	(1)	112,457	8,994		163,315	(195,481)	182,593	25,289
Net cash provided by (used in) investing activities	11,838	(1)	922	(10,596)	(2)	(20,462)	(3,526)	(21,824)	(3,023)
Net cash (used in) provided by financing activities	(104,666)	(1)	(60,507)	5,451	(2)	(147,529)	199,007	(108,244)	(14,992)
Effect of exchange rate changes on cash and cash equivalents, restricted cash and escrow receivables	58		4,328	3		—	—	4,389	608
Increase (Decrease) in cash and cash equivalents, restricted cash and escrow receivables	538		57,200	3,852		(4,676)	—	56,914	7,882
Cash and cash equivalents, restricted cash and escrow receivables at the beginning of the year	576		162,709	7,924		58,301	—	229,510	31,787
Cash and cash equivalents, restricted cash and escrow receivables at the end of the year	1,114		219,909	11,776		53,625	—	286,424	39,669

Notes:

(1)
For the year ended March 31, 2024, the cash transfer from the parent to our subsidiaries amounting to RMB74,951 million (US$10,381 million), of which RMB67,670 million (US$9,373 million) and RMB7,281 million (US$1,008 million) were included in the parent’s net cash provided by investing activities and net cash used in financing activities, respectively.

For the year ended March 31, 2024, the cash transfer from our subsidiaries to the parent amounting to RMB193,629 million (US$26,817 million), of which RMB98,174 million (US$13,597 million), RMB81,979 million (US$11,354 million) and RMB13,476 million (US$1,866 million) were included in the parent’s net cash provided by operating activities and investing activities, and net cash used in financing activities, respectively.
(2)
For the year ended March 31, 2024, the cash transfer from our subsidiaries and consolidated entities to the major VIEs and their subsidiaries amounting to RMB17,986 million (US$2,491 million), of which RMB8,319 million (US$1,152 million) and RMB9,667 million (US$1,339 million) were included in the major VIEs and their subsidiaries’ net cash used in investing activities and net cash provided by financing activities, respectively.

For the year ended March 31, 2024, the cash transfer from the major VIEs and their subsidiaries to our subsidiaries and consolidated entities amounting to RMB25,432 million (US$3,522 million), of which RMB19,933 million (US$2,760 million) and RMB5,499 million (US$762 million) were included in the major VIEs and their subsidiaries’ net cash used in investing activities and net cash provided by financing activities, respectively.
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

Notes:

(1)
For the year ended March 31, 2023, the cash transfer from the parent to our subsidiaries amounting to RMB32,025 million, of which RMB31,088 million and RMB937 million were included in the parent’s net cash used in investing activities and financing activities, respectively.

For the year ended March 31, 2023, the cash transfer from our subsidiaries to the parent amounting to RMB112,153 million, of which RMB75,355 million, RMB20,565 million and RMB16,233 million were included in the parent’s net cash provided by operating activities, net cash used in investing activities and financing activities, respectively.
(2)
For the year ended March 31, 2023, the cash transfer from our subsidiaries and consolidated entities to the major VIEs and their subsidiaries amounting to RMB21,283 million, of which RMB11,858 million and RMB9,425 million were included in the major VIEs and their subsidiaries’ net cash used in investing activities and net cash provided by financing activities, respectively.

For the year ended March 31, 2023, the cash transfer from the major VIEs and their subsidiaries to our subsidiaries and consolidated entities amounting to RMB14,172 million, of which RMB6,513 million and RMB7,659 million were included in the major VIEs and their subsidiaries’ net cash used in investing activities and net cash provided by financing activities, respectively.

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

	As of March 31, 2024
	Parent	Other Subsidiaries and Consolidated Entities	Major VIEs and their Subsidiaries	Primary Beneficiaries of Major VIEs	Eliminations	Consolidated Total
	RMB	RMB	RMB	RMB	RMB	RMB	US$
	(in millions)
Cash and cash equivalents and short-term investments	1,114	332,430	21,276	156,260	—	511,080	70,784
Investments in equity method investees and equity securities and other investments	—	242,911	27,018	214,093	—	484,022	67,036
Accounts receivable and contract assets, net of allowance	—	14,074	15,608	1,004	—	30,686	4,250
Amounts due from group companies	49,096	299,957	31,746	227,363	(608,162)	—	—
Prepayments and other assets	527	198,891	24,104	43,729	—	267,251	37,013
Interest in subsidiaries and VIEs	1,180,705	402,275	—	4,983	(1,587,963)	—	—
Property and equipment and intangible assets	—	186,545	10,053	15,513	—	212,111	29,378
Goodwill	—	257,719	1,960	—	—	259,679	35,965
Total assets	1,231,442	1,934,802	131,765	662,945	(2,196,125)	1,764,829	244,426
Amounts due to group companies	110,867	242,279	75,643	179,373	(608,162)	—	—
Accrued and other liabilities	134,031	327,402	36,467	77,443	—	575,343	79,684
Deferred revenue and customer advances	—	58,166	14,867	3,854	—	76,887	10,649
Total liabilities	244,898	627,847	126,977	260,670	(608,162)	652,230	90,333
Mezzanine equity	—	10,728	—	—	—	10,728	1,486
Total shareholders’ equity	986,544	1,180,705	4,983	402,275	(1,587,963)	986,544	136,635
Noncontrolling interests	—	115,522	(195)	—	—	115,327	15,972
Total liabilities, mezzanine equity and equity	1,231,442	1,934,802	131,765	662,945	(2,196,125)	1,764,829	244,426

	As of March 31, 2023
	Parent	Other Subsidiaries and Consolidated Entities	Major VIEs and their Subsidiaries	Primary Beneficiaries of Major VIEs	Eliminations	Consolidated Total
	RMB	RMB	RMB	RMB	RMB	RMB
	(in millions)
Cash and cash equivalents and short-term investments	576	301,264	22,301	195,437	—	519,578
Investments in equity method investees and equity securities and other investments	—	375,195	32,556	50,258	—	458,009
Accounts receivable and contract assets, net of allowance	—	14,165	17,084	885	—	32,134
Amounts due from group companies	99,536	319,591	19,812	208,070	(647,009)	—
Prepayments and other assets	868	186,896	15,334	49,190	—	252,288
Interest in subsidiaries and VIEs	1,123,451	217,954	—	5,850	(1,347,255)	—
Property and equipment and intangible assets	—	193,827	8,910	20,207	—	222,944
Goodwill	—	266,133	1,958	—	—	268,091
Total assets	1,224,431	1,875,025	117,955	529,897	(1,994,264)	1,753,044
Amounts due to group companies	103,507	243,398	66,683	233,421	(647,009)	—
Accrued and other liabilities	131,267	317,945	32,040	74,016	—	555,268
Deferred revenue and customer advances	—	57,100	13,249	4,506	—	74,855
Total liabilities	234,774	618,443	111,972	311,943	(647,009)	630,123
Mezzanine equity	—	9,858	—	—	—	9,858
Total shareholders’ equity	989,657	1,123,451	5,850	217,954	(1,347,255)	989,657
Noncontrolling interests	—	123,273	133	—	—	123,406
Total liabilities, mezzanine equity and equity	1,224,431	1,875,025	117,955	529,897	(1,994,264)	1,753,044

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

The PRC government has significant oversight and discretion over the conduct of our business, and may intervene in or influence our operations through adopting and enforcing rules and regulatory requirements. For example, in recent years, the PRC government has enhanced regulation in areas such as data privacy and personal data protection, anti-monopoly, anti-unfair competition, content and consumer protection. See “— D. Risk Factors — Risks Related to Our Business and Industry — We are subject to a broad range of laws and regulations, and future laws and regulations may impose additional requirements and other obligations that could materially and adversely affect our business, financial condition and results of operations, as well as the trading prices of our ADSs, Shares and/or other securities.”; “— We are subject to complex and evolving laws and regulations regarding privacy and data protection and cybersecurity. Complying with these laws and regulations increases our cost of operations, limits our business opportunities and may require changes to our data collection, use and other practices or negatively affect our user growth and engagement. Failure to comply with these laws and regulations could result in claims, regulatory investigations, litigation or penalties, or otherwise negatively affect our business. ”; “— Claims or regulatory actions under competition laws against us may result in our being subject to fines, constraints on our business and damage to our reputation.”; “— PRC regulations regarding acquisitions impose significant regulatory approval and review requirements, which could make it more difficult for us to pursue growth through acquisitions and subject us to fines or other administrative penalties.”; “— We may be subject to liability for content available in our ecosystem that is alleged to be obscene, defamatory, libelous, fraudulent socially destabilizing or otherwise unlawful.” and “— We may be subject to claims under consumer protection laws, including health and safety claims and product liability claims, if property or people are harmed by the products and services sold through our platforms.” The Chinese government may further promulgate relevant laws, rules and regulations that may impose additional and significant obligations and liabilities on Chinese companies. These laws and regulations can be complex and stringent, and many are subject to change and uncertain interpretation, which could result in claims, change to our data and other business practices, regulatory investigations, penalties, increased cost of operations, or declines in user growth or engagement, or otherwise affect our business. As a result, the trading prices of our ADSs and Shares could significantly decline or become worthless.

In addition, the PRC government has enhanced its regulatory oversight of Chinese companies listing overseas, including enhanced oversight of overseas financing and listing by Chinese companies. Such new regulatory requirements could significantly limit or completely hinder our ability and the ability of our subsidiaries to obtain external financing through the issuance of equity securities overseas and cause the value of our securities, including our ADSs and Shares, to significantly decline or become worthless. See “— D. Risk Factors — Risks Related to Doing Business in the People’s Republic of China — There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations, and changes in policies, laws, rules and regulations in the PRC could adversely affect us”; and “— Risks Related to Our Business and Industry — We may need additional capital but may not be able to obtain it on favorable terms or at all.”

Permissions and Approvals Required to be Obtained from PRC Authorities for our Business Operations

In the opinion of Fangda Partners, our PRC legal counsel, our consolidated subsidiaries and the VIEs in China have obtained all major licenses, permissions and approvals from the competent PRC authorities that are necessary to the operations of our Taobao and Tmall Group, Cloud Intelligence Group and AIDC Group, which accounted for a substantial majority of our revenue in fiscal year 2024. In addition, we have implemented policies and control procedures to obtain and maintain the necessary licenses, permission and approvals to conduct our businesses. On the basis of the legal opinion issued by our PRC legal counsel and our internal policies and procedures, we believe that our consolidated subsidiaries and the VIEs in China have received the requisite licenses, permissions and approvals from the PRC authorities as are necessary for our business operations in China. Such licenses, permits, registrations and filings include, among others, Value-added Telecommunication License, License for Online Transmission of Audio-Visual Programs, Network Cultural Business License, Online Publishing Service License and License for Surveying and Mapping.

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

On December 16, 2021, the PCAOB issued its report notifying the SEC of its determination that it was unable to inspect or investigate completely registered public accounting firms headquartered in Chinese mainland or Hong Kong, including our then independent registered public accounting firm, PricewaterhouseCoopers. On August 22, 2022, the SEC added us to its conclusive list of issuers identified under the HFCA Act, following the filing of our annual report on Form 20-F with the SEC on July 26, 2022. On August 26, 2022, the PCAOB signed a Statement of Protocol, or the PCAOB Statement of Protocol, with the CSRC and the Ministry of Finance, taking the first step toward opening access for the PCAOB to inspect and investigate completely registered public accounting firms headquartered in Chinese mainland and Hong Kong. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in Chinese mainland and Hong Kong in 2022. The PCAOB vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in Chinese mainland and Hong Kong. For this reason, we were not identified as a Commission-Identified Issuer following the filing of our annual report in 2023, and we do not expect to be identified as a Commission-Identified Issuer following the filing of this annual report in 2024. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in Chinese mainland and Hong Kong in the future is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control, including the uncertainties surrounding the relationship between China and the United States. If the PCAOB is unable to continue to inspect or investigate completely registered public accounting firms headquartered in Chinese mainland or Hong Kong, including our independent registered public accounting firm, for two consecutive years, our securities (including our ADSs and Shares) may be prohibited from trading on or delisted from the NYSE or other U.S. stock exchange under the HFCA Act.

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

Holding Company Structure and Cash Flows through Our Company

We are a holding company with no operation other than ownership of operating subsidiaries in Chinese mainland, Hong Kong S.A.R., and elsewhere that own and operate our marketplaces and other businesses as well as a portfolio of intellectual property rights. As a result, we rely on dividends and other distributions paid by our operating subsidiaries for our cash and financing requirements, including the funds necessary to repurchase shares, to pay dividends and other cash distribution to our shareholders, fund inter-company loans, service outstanding debts and pay our expenses. If our operating subsidiaries incur additional debt on their own, the instruments governing the debt may restrict the ability of our operating subsidiaries to pay dividends or make other distributions or remittances, including loans, to us.

Our holding company structure differs from some of our peers in that, although the variable interest entities hold licenses and approvals and assets for regulated activities that are necessary for our business operations, as well as certain equity interests in businesses, to which foreign investments are typically restricted or prohibited under applicable PRC law, we hold the significant majority of assets and operations in our subsidiaries and the significant majority of our revenue is captured directly by our subsidiaries. Therefore, our subsidiaries directly capture the significant majority of profits and associated cash flow from operations, without having to rely on contractual arrangements to transfer cash flow from the variable interest entities to our subsidiaries. In fiscal years 2022, 2023 and 2024, the significant majority of our revenues were generated by our subsidiaries. See “Item 4. Information on the Company — C. Organizational Structure” for a description of these contractual arrangements and the structure of our company. Also see “— The VIE Structure Adopted by Our Company — Variable Interest Entity Financial Information” for further financial information of Alibaba Group Holding Limited, the major variable interest entities and their subsidiaries, our subsidiaries that are, for accounting purposes only, the primary beneficiaries of the major variable interest entities, and other subsidiaries and consolidated entities.

Investors in our securities, including our ADSs, Shares and notes, should note that, to the extent cash or assets in our business is in the PRC or a PRC entity, the funds or assets may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries, or the VIEs by the PRC government to transfer cash or assets. Under PRC laws and regulations, our PRC subsidiaries are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Applicable PRC law permits payment of dividends to us by our operating subsidiaries in China only out of their retained earnings, if any, determined in accordance with PRC accounting standards and regulations. Our operating subsidiaries in China are also required to set aside a portion of their net income, if any, each year to fund general reserves for appropriations until this reserve has reached 50% of the related subsidiary’s registered capital. These reserves are not distributable as cash dividends. In addition, registered share capital and capital reserve accounts are also restricted from distribution. As of March 31, 2024, these restricted net assets totaled RMB317.0 billion (US$43.9 billion). See note 23 to our audited consolidated financial statements included in this annual report. Also see “— D. Risk Factors — Risks Related to Doing Business in the People’s Republic of China — We rely to a significant extent on dividends, loans and other distributions on equity paid by our operating subsidiaries in China.” Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to certain restrictions on currency exchange or outbound capital flows. See “— D. Risk Factors — Risks Related to Doing Business in the People’s Republic of China — Regulations on currency exchange or outbound capital flows may limit our ability to utilize our PRC revenue effectively.”

Under the PRC Enterprise Income Tax Law, a withholding tax of 5% to 10% is generally levied on dividends declared by companies in China to their non-resident enterprise investors. As of March 31, 2024, we have accrued the withholding tax on substantially all of the earnings distributable by our subsidiaries in China, except for those being reserved for permanent reinvestment in China of RMB304.7 billion (US$42.2 billion). See “Item 5. Operating and Financial Review and Prospects — Components of Results of Operations — Taxation — PRC Withholding Tax.”

We do not have specific cash management policies in place that dictate how funds are transferred between Alibaba Group Holding Limited, our subsidiaries, the VIEs or our investors. However, we have implemented procedures and control mechanisms to manage the transfer of funds within our organization to support our business needs and in compliance with applicable laws and regulations.

For the years ended March 31, 2022, 2023 and 2024, Alibaba Group Holding Limited provided capital contributions and loans, and repaid loans, in the aggregate amounts of RMB20,188 million, RMB32,025 million and RMB74,951 million (US$10,381 million), respectively, to our subsidiaries, and our subsidiaries provided dividends and loans, and repaid loans, in the aggregate amounts of RMB95,621 million, RMB112,153 million and RMB193,629 million (US$26,817 million), respectively, to Alibaba Group Holding Limited.

For the years ended March 31, 2022, 2023 and 2024, our subsidiaries and consolidated entities provided loans and repaid loans, in the aggregate amounts of RMB2,539 million, RMB21,283 million and RMB17,986 million (US$2,491 million) to the major VIEs and their subsidiaries, and the major VIEs and their subsidiaries provided loans, repaid loans and paid technical service fees to our subsidiaries and consolidated entities in the aggregate amounts of RMB24,404 million, RMB14,172 million and RMB25,432 million (US$3,522 million), respectively. See “— The VIE Structure Adopted by Our Company — Variable Interest Entity Financial Information” for classification of cashflow detailed in footnotes to the condensed consolidating schedule. We have settled and will continue to settle fees under the contractual arrangements with the variable interest entities. For a condensed consolidating schedule of financial information that disaggregates the operations and depicts the financial position, cash flows, and results of operations for the same periods for which audited consolidated financial statements are required, see “— The VIE Structure Adopted by Our Company —Variable Interest Entity Financial Information.” Please also see the consolidated financial statements included in this annual report for more financial information.

For fiscal year 2023, we declared a cash dividend in the amount of US$0.125 per Share or US$1.00 per ADS, for a total amount of approximate US$2.5 billion. For fiscal year 2024, we declared a cash dividend in the amount of US$0.2075 per Share or US$1.66 per ADS, consisting of (i) a regular dividend in the amount of US$0.125 per Share or US$1.00 per ADS and (ii) a one-time extraordinary dividend in the amount of US$0.0825 per Share or US$0.66 per ADS as a distribution of proceeds from disposition of certain financial investments, for a total amount of US$4 billion. See “Item 8. Financial Information — E. Taxation — Material United States Federal Income Tax Considerations — Taxation of Dividends.” For tax consequences to U.S. investors, see “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Taxation of Dividends.” For PRC and United States federal income tax considerations of an investment in our ADS, see “Item 10. Additional Information — E. Taxation.”

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

•
our ability to achieve the intended benefits of our reorganization;
•
our ability to maintain the trusted status of our ecosystem, and to maintain and improve the network effects of our ecosystems;
•
our ability to maintain or grow our business, as well as the impact of sustained investment in our business on our margins and net income;
•
our ability to compete effectively and continue to innovate and adapt to changes in our industry;
•
our ability to manage the significant management, operational and financial challenges in growing our business and operations, and our ability to maintain our culture;
•
economic conditions, geopolitical tensions and the impact of natural disasters or widespread health epidemics;
•
national trade or investment policies, barriers to trade or investment and geopolitical conflicts, as well as export control, economic or trade sanctions and the trend towards trade and technology “de-coupling” and “de-risking”;

•
reputational harm, liabilities and other risks due to business dealings by, or connections of, merchants or consumers on our marketplaces with sanctioned countries or persons;
•
challenges in expanding our international and cross-border businesses and operations;
•
risks relating to our acquisitions, investments and alliances, as well as regulatory approval and review requirements for acquisitions;
•
risks arising from the broad range of evolving laws and regulations that affect our business, including but not limited to, regulations of digital platforms, regulations regarding privacy, data protection and cybersecurity, competition laws, content regulations, and consumer protection laws;
•
security breaches and cyber-attacks;
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
•
risks relating to Ant Group and Alipay, including our reliance on Alipay to conduct substantially all of the payment processing and all of the escrow services on our marketplaces for a significant majority of our commerce business and our potential conflicts of interests with them;
•
risks relating to third-party service providers and ecosystem participants, and the quality of logistics services provided by logistics service providers and Cainiao;
•
natural disasters or epidemic;
•
our ability to attract, motivate and retain our staff, including key management and experienced and capable personnel;
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

Risks and uncertainties related to doing business in the PRC include risks and uncertainties associated with the following:

•
changes and developments in the political and economic policies of the PRC government, including but not limited to that the PRC government may intervene in or influence our operations through adopting and enforcing rules and regulatory requirements, which may evolve quickly with little advance notice (see “— Risks Related to Doing Business in the People’s Republic of China — There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations, and changes in policies, laws, rules and regulations in the PRC could adversely affect us” on page 55 through 56 of this annual report);
•
uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations, including but not limited to actions the PRC government may take to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, which could significantly limit or completely hinder our and our subsidiaries' ability to offer securities to investors and cause our securities to decline in value or become worthless (see “— Risks Related to Doing Business in the People’s Republic of China — There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations, and changes in policies, laws, rules and regulations in the PRC could adversely affect us” on page 55 through 56 of this annual report);
•
PCAOB’s ability to inspect our auditors in relation to their audit work performed for our financial statements and potential delisting of our ADSs from the U.S. pursuant to the HFCA Act (see “— Risks Related to Doing Business in the People’s Republic of China — The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements, and the inability of the PCAOB to conduct inspections over our auditor in the future may deprive our investors of the benefits of such inspections” and “— Our ADSs will be delisted and our ADSs and shares prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, as amended, if the PCAOB is unable to inspect or investigate completely auditors located in China” on page 56 and page 56 through 57 of this annual report);
•
PRC regulations relating to investments in offshore companies and employee equity incentive plans (see “— Risks Related to Doing Business in the People’s Republic of China — PRC regulations relating to investments in offshore companies by PRC residents may subject our PRC-resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries or limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits” and “— Any failure to comply with PRC regulations regarding our or our subsidiaries’ employee equity incentive plans may subject the PRC participants in the plans, us or our overseas and PRC subsidiaries to fines and other legal or administrative sanctions” on page 57 through 58 and page 58 of this annual report);
•
our reliance on dividends, loans and other distributions on equity paid by our operating subsidiaries in China, the risk that interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries, or the VIEs by the PRC government to transfer cash or assets that are in a business in the PRC or in a PRC entity may limit our ability to fund operations or for other use outside of the PRC and fluctuations in exchange rates (see “— Risks Related to Doing Business in the People’s Republic of China — We rely to a significant extent on dividends, loans and other distributions on equity paid by our operating subsidiaries in China” on page 58 through 59 of this annual report);
•
the potential impact of PRC laws and regulations related to Internet advertisement (see “— Risks Related to Doing Business in the People’s Republic of China — P4P services are considered, in part, to involve Internet advertisement, which subjects us to other laws, rules and regulations as well as additional obligations” on page 59 of this annual report);
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
•
the possibility that dividends payable to foreign investors and gains on the sale of our securities by our foreign investors may become subject to PRC taxation, and uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises or other assets attributed to a PRC establishment of a non-PRC company (see “— Risks Related to Doing Business in the People’s Republic of China — Dividends payable to foreign investors and gains on the sale of our ADSs and/ or ordinary shares by our foreign investors may become subject to PRC taxation” on page 59 through 60 of this annual report); and
•
risks relating to the approval, filing or other requirements of PRC regulatory authorities in connection with future issuance of securities overseas (see “— Risks Related to Doing Business in the People’s Republic of China —

The approval, filing or other requirements of the CSRC or other PRC regulatory authorities may be required under PRC law in connection with any future issuance of securities overseas, and, if required, we cannot predict whether or for how long we or our subsidiaries will be able to obtain such approval or complete such filing” on page 62 through 63 of this annual report).

Risks related to our ADSs and Shares include risks and uncertainties associated with the following:

•
volatilities in the trading prices of our securities, the substantial future sales or perceived potential sales of our securities, and the sustainability of active trading markets for our securities;
•
changes to our shareholder return initiatives;
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

Risks Related to Our Business and Industry

We may not achieve the intended benefits of our reorganization.

We have substantially completed the implementation of a new organizational and governance structure with six major business groups and various other businesses, or the Reorganization. We believe our new organizational and governance structure places more focus on our core businesses, infuses more agility into our decision-making process and further unlocks value for our shareholders. However, whether our new structure will in fact yield the expected strategic benefits are subject to uncertainties and various factors, many of which may be out of our control, including without limitations, successful restructuring of assets, liabilities and contracts and implementation of equity incentive plans. We cannot assure you that the expected benefits of our Reorganization will be reflected in the price of our securities. Moreover, our Reorganization could have a material adverse effect on our business, financial condition, results of operations and prospects. We are dedicating significant time, resources and efforts into establishing the new organizational and governance structure and may incur substantial costs as a result. These efforts may divert our management’s attention away from our day-to-day operations and may be disruptive to our business. As our businesses operate more independently, the network effect, synergies and economic of scale among our businesses may also be negatively affected.

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

We have established a strong brand name and reputation for our ecosystem. Any loss of trust in our ecosystem or platforms could harm our reputation and the value of our brand, and could result in consumers, merchants, brands, retailers and other participants reducing their levels of activity in our ecosystem, which could materially reduce our revenue and profitability. Our ability to maintain trust in our ecosystem and platforms is based in large part upon:

•
our success in developing and leveraging cutting-edge technology to serve our consumers, users and customers;
•
our ability to attract and retain consumers with superior user experience and the quality, safety, value and functionality of products, services and content available through our ecosystem;

•
our ability to deliver value to brands, merchants and enterprises and empower them to thrive on our platforms;
•
the reliability and integrity of our company and our platforms, as well as of the merchants, software developers, logistics providers, service providers and other participants in our ecosystem;
•
the safety, security and integrity of the data on our systems, and those of other participants in our ecosystem;
•
the manner in which we and other participants in our ecosystem collect, process, store and utilize user data, and changes in the related regulations and user expectations;
•
the effectiveness and fairness of rules governing our marketplaces, various platforms and overall ecosystem;
•
the strength of our measures to protect consumers and intellectual property rights owners; and
•
our ability to provide reliable and trusted services, such as the payment and escrow services operated by us or through our arrangements with Alipay or other partners.

As our businesses operate more independently, failure by any of our businesses to establish and maintain its own trusted brand could also harm the value of our brand name and reputation of our ecosystem.

We may not be able to maintain or grow our business.

Our ability to continue to grow in the future depends on a number of factors, including the number and engagement of consumers on our platforms, the value that our businesses are able to offer to our customers and our data and technology capabilities and infrastructure. See “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Factors Affecting Our Results of Operations — Our Ability to Create Value for Our Users and Generate Revenue.” Our growth is also affected by competition and other factors that may not be within our control, including the macroeconomic environment, inflation, disruptions to the economy and business operations from pandemics, natural disasters, armed conflicts or other events, as well as the geopolitical landscape and government policies. Furthermore, due to the size and scale we have achieved, our businesses may not continue to grow as quickly or at all.

We are exploring and will continue to explore in the future new business initiatives, including in industries and markets in which we have limited or no experience, as well as new business models, that may be untested. Developing new businesses, initiatives and models requires significant investments of time and resources, and may increase our costs and present new and difficult technological, operational and regulatory challenges. We may encounter difficulties or setbacks in the execution of various growth strategies and our growth strategies may not generate the returns we expect within the timeframe we anticipate, or at all. For example, we are making significant investments in artificial intelligence (AI) technologies, including generative AI, to further improve shopping experience for our consumers, enable our merchants to improve efficiency, enhance our cloud service offerings and improve our own operating efficiencies, among other things. The development and use of AI technologies are complex and involve significant costs and risks. There can be no assurance that our investments in and usage of AI will achieve the benefits we anticipated. AI systems may have limitations, including biases and errors, and there are also risks of system failures and disruptions and risks relating to cybersecurity, privacy, intellectual property and ethics. Furthermore, the legal regulatory regime relating to AI is developing in many jurisdictions, and new rules and regulations could significantly increase our compliance costs, require us to modify our technologies and business practices, prevent or limit our use of AI in certain circumstances or result in regulatory investigations, fines and penalties.

Growing our existing and new businesses also involves risks and challenges that may materially and adversely affect our business and financial condition. For example, our direct sales and local consumer services businesses face risks relating to inventory procurement and management, such as failure to stock sufficient inventory to meet demands or additional costs or write-offs resulting from overstocking, supply chain management, relationships with suppliers, accounts receivable and related potential impairment charges, potential labor disputes, worker safety, minimum wage and social insurance requirements, including offering minimum wage and providing social insurance for delivery workers. Since 2023, our AIDC Group has launched new consignment models where our platform is involved in price setting, marketing, payment, logistics, customer support and returns for products provided by the merchants. It is likely that our platform, by adopting this model, will be subject to increased scrutiny by international regulators and they may view our platform as jointly liable with the merchants if the products provided by the merchants on our platforms fail to meet regulatory requirements or otherwise infringe upon consumers’ legitimate rights. Moreover, this new model may not be well received by our merchants and may lead to loss of merchants on our platforms, which could adversely affect our business and results of operations. Our cloud business also faces technology challenges and challenges related to supply of advanced chips, data center capacity, data privacy and systems security, service disruptions, delays, failures or other service quality issues.

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

Our ability to compete depends on a number of other factors as well, some of which may be beyond our control, including alliances, acquisitions or consolidations within our industries that may result in stronger competitors, technological advances, shifts in customer preferences and changes in the regulatory environment in the markets we operate. Existing and new competitors may leverage their experience, client relationships or resources in ways that could affect our competitive position, including by making acquisitions, continuing to invest heavily in research and development and in talent, introducing innovative business models or technologies, and launching highly engaging content, products or services to attract a large user base, increase user engagement, monetize traffic and achieve rapid growth, which may make it more challenging for us to acquire, retain and engage consumers, users and customers and materially and adversely affect our business expansion and results of operations.

In addition, if international players gain greater access to the China market, certain of our businesses, such as our e-commerce business, cloud business and digital media and entertainment business, could be subject to greater competition and pricing pressure, which could reduce our margins or otherwise negatively affect our results of operations. For example, starting from April 2024, international cloud service providers are able to apply for IDC in China, which may introduce greater competition in the cloud industry in China. As we acquire new businesses and expand into new industries and sectors, we face competition from major players in these industries and sectors. Moreover, as we continue to expand into markets outside of China, we increasingly face competition from domestic and international players operating in these markets, as well as potential geopolitical tensions, regulatory challenges and protectionist policies that may support domestic players in those markets. See “— We face challenges in expanding our international and cross-border businesses and operations.”

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

We focus on the long-term interests of the participants in our ecosystem. Our businesses may continue to increase spending and investments, including investing in organic development and incubating new businesses, enhancing consumer experience and user engagement, supporting merchants and acquiring users, as well as enhancing our technology, logistics, supply chain and other long-term capabilities. Although we believe these investments are crucial to our success and future growth, they will have the effect of increasing our costs and lowering our margins and profit, and this effect may be significant in the short term and potentially over longer periods. Certain of our businesses may have negative margins or margins that are lower than what our China commerce retail business has enjoyed in the past. For example, certain of our businesses, including direct sales, international commerce, Cainiao, local consumer services and digital media and entertainment, have incurred, and may continue to incur, losses. There can be no assurance that these investments will be able to generate the growth, monetization enhancement or profitability that we expect. Many of our businesses that are currently loss making may not turn profitable at our expected timing or at our expected scale, or at all.

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
•
maintain the quality of our customer service and user experience; and
•
continue adapting to the changing demands of the market.

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

As our businesses operate more independently, including making independent business decisions regarding customers and service providers, the network effect of our ecosystem may be adversely affected.

Our failure to manage the significant management, operational and financial challenges involved in growing our business and operations could harm us.

Our businesses have become increasingly complex as the scale, diversity and geographic coverage of our businesses and our workforce continue to expand through both organic growth and acquisitions. The complexity and scale of our operations places a significant strain on our management, operational and financial resources. Our Reorganization may also pose new risks and challenges, requiring us to effectively allocate resources among our various businesses and oversee the operations of our various businesses, including in the areas of capital management, compliance and risk management. Moreover, the current and planned staffing, systems, policies, procedures and controls of our businesses may not be adequate to support their future operations. To effectively manage continuing expansion and growth of their operations and workforce, our businesses will need to continue to improve their personnel management, transaction processing, operational and financial systems, policies, procedures and controls, particularly as our businesses operate more independently. These efforts will require significant managerial, financial and human resources. If we are not able to effectively oversee our businesses or if any of our businesses fails to manage its expansion and growth effectively, our business, financial condition, results of operations and prospects may be materially and adversely affected.

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

• the pressure from the public markets to focus on short-term results instead of long-term value creation; and

• the increasing need to develop expertise in new growth areas, such as AI-driven technology and global e-commerce.

If we are not able to maintain our culture or if our culture fails to deliver the long-term results we expect to achieve, our reputation, business, financial condition, results of operations and prospects could be materially and adversely affected. As our businesses operate more independently, if they are not able to develop and sustain their independent and cohesive culture, their ability to recruit talents, their business operations and financial performance could be negatively affected.

Our business operations and financial position may be materially and adversely affected by economic conditions in China and globally.

Our revenue and net income are impacted to a significant extent by economic conditions in China and globally, as well as economic conditions specific to our business. The global economy, markets and levels of spending by businesses and consumers are influenced by many factors beyond our control, including geopolitical tension and conflicts, inflation risk, instability in the financial system, energy crisis and pandemics and other natural disasters.

There have been concerns about the relationships among China and other Asian countries, the relationship between China and the United States, as well as the relationship between the United States and certain other Asian countries such as North Korea, which may result in or intensify potential conflicts in relation to territorial, regional security and trade disputes. See “— Changes in national trade or investment policies and barriers to trade or investment, and any ongoing geopolitical conflict, may have an adverse effect on our business and expansion plans, and could lead to the delisting of our securities from U.S. exchanges and/or other restrictions or prohibitions on investing in our securities.” The Russia-Ukraine conflict has resulted in significant disruptions to supply chains, logistics and business activities in the region that have negatively affected our international commerce business and Cainiao’s international logistics business, negatively impacting the number of orders and revenue of AliExpress and Cainiao and increasing the operating costs of Cainiao. The conflict has also caused, and continues to intensify, significant geopolitical tensions in Europe and across the globe. The resulting sanctions imposed are expected to have significant impacts on the economic conditions of the countries and markets targeted by such sanctions, and may have unforeseen, unpredictable secondary effects on global energy prices, supply chains and other aspects of the global economy, which increases logistics costs and negatively affects our business operations, such as Cainiao. Any disruptions or continuing or worsening slowdown, whether as a result of trade conflicts, the Russia-Ukraine conflict, the Israel-Hamas conflict or other reasons, could significantly reduce commerce activities in China and globally, which could lead to significant reduction in merchants’ demand for and spending on the various services we offer, such as our marketing services, logistics services and cloud computing services. Moreover, rising inflation could result in higher costs of services and supplies and a decrease in consumer spending, which could negatively affect our business operations and financial results. An economic downturn, whether actual or perceived, a further decrease in economic growth rates or an otherwise uncertain economic outlook in any market in which we operate could have a material adverse effect on business and consumer spending and, as a result, adversely affect our business, financial condition and results of operations.

In addition, because we hold a significant amount of cash and cash equivalents, short-term investments and other treasury investments, if financial institutions and issuers of financial instruments that we hold become insolvent or sanctioned or if the market for these financial instruments become illiquid as a result of a severe economic downturn, our business and financial condition could be materially and adversely affected. For example, in March 2023, Silicon Valley Bank was closed by the California Department of Financial Protection and Innovation, and in the same month, each of Signature Bank and Silvergate Capital Corp. were swept into receivership, followed by the Federal Deposit Insurance Corporation’s announcement of the closing of First Republic Bank in May 2023. The failure of these banks resulted in an insignificant amount of asset impairment on our balance sheet for fiscal year 2023.

Changes in national trade or investment policies and barriers to trade or investment, and any ongoing geopolitical conflict, may have an adverse effect on our business and expansion plans, and could lead to the delisting of our securities from U.S. exchanges and/or other restrictions or prohibitions on investing in our securities.

In recent years, international market conditions and the international regulatory environment have been increasingly affected by competition among countries and geopolitical frictions. In particular, the U.S. government has advocated for and taken steps towards restricting trade in certain goods, particularly from China. The progress of trade talks between China and the United States is subject to uncertainties, and there can be no assurance as to whether the United States will maintain or reduce tariffs, or impose additional tariffs on Chinese products in the near future. For example, on May 14, 2024, the United States announced tariff increases on certain goods and technologies imported from China, including electric vehicles, chips, battery technologies and other goods. The United States may take further actions to eliminate perceived unfair competitive advantages created by alleged manipulating actions. Changes to national trade or investment policies, treaties and tariffs, fluctuations in exchange rates or the perception that these changes could occur, and could adversely affect the financial and economic conditions in the jurisdictions in which we operate, as well as our international and cross-border operations, our financial condition and results of operations.

In addition, the United States has been considering ways to limit U.S. investment portfolio flows into China. For example, in May 2020, under pressure from U.S. government officials from both the legislative and executive branches, the independent Federal Retirement Thrift Investment Board suspended its implementation of plans to change the benchmark of one of its retirement asset funds to an international index that includes companies in emerging markets, including China. China-based companies, including us and our related entities, may become subject to executive orders or other regulatory actions that may, among other things, prohibit U.S. investors from investing in these companies or delist the securities of these companies from U.S. exchanges. As a result, U.S. and certain other persons may be prohibited from investing in the securities of our company or our related entities, whether or not they are listed on U.S. exchanges, and holders of our debt and equity securities may be required or forced to divest, which could result in significant loss to them. For example, in November 2020, the U.S. administration issued U.S. Executive Order 13959, prohibiting investments by any U.S. persons in publicly traded securities of certain Chinese companies that are deemed owned or controlled by the Chinese military. In May 2021, the American depositary shares of China Telecom Corporation Limited, China Mobile Limited and China Unicom (Hong Kong) Limited were delisted from the NYSE to comply with this executive order. In June 2021, the U.S. administration expanded the scope of the executive order to include Chinese defense and surveillance technology companies. In April 2023, certain U.S. senators also called for the imposition of sanctions on Chinese cloud companies, including Alibaba Cloud. Furthermore, the U.S. government is also considering, by new legislation or further executive action, measures that may place outbound investment restrictions on U.S. persons investing in certain technology sectors in certain international markets that would be deemed critical to U.S. national security. Geopolitical tensions between China and the United States may intensify and the United States may adopt even more drastic measures in the future.

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

Changes in national trade laws and policies and barriers to trade by the United States, China or other countries where Alibaba’s businesses operate could negatively affect, for example, the cross-border business on AliExpress and Alibaba.com, as well as Tmall and Tmall Global. Conflicting regulatory requirements could also increase our compliance costs and subject us to regulatory scrutiny. Any further escalation in geopolitical tensions or a trade war, or news and rumors of any escalation, could affect activity levels within our ecosystem and have a material and adverse effect on our business, results of operations, and/or the trading prices of our ADSs, Shares and/or other securities. Changes in national investment laws and policies and barriers to cross-border investment, such as any restrictions imposed by the United States or other countries on capital flows into China or China-based companies, may prevent potential investors from investing in us, and the trading prices and liquidity of our ADSs, Shares and/or other securities may suffer as a result.

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

Export control, economic or trade sanctions and a heightened trend towards trade and technology “de-coupling” and “de-risking” could negatively affect our business operations and subject us to regulatory investigations, fines, penalties or other actions and reputational harm, which could materially and adversely affect our competitiveness and business operations, as well as the trading prices of our ADSs, Shares and/or other securities.

The United Nations and a number of countries and jurisdictions, including China, the United States and the EU, have adopted various export control and economic or trade sanction regimes. In particular, the U.S. government and other governments have increasingly threatened and/or imposed export control, economic, trade and other sanctions, trade embargoes, investment prohibitions or restriction and other heightened regulatory requirements on a number of China-based companies through various entity or sanction lists or other manners for a number of reasons, such as engagement or involvement in sale, transfer or development of cutting-edge or emerging technologies, “dual-use” commercial technologies, advanced computing chips or in other activities that could be used for surveillance, military or adversarial purposes or otherwise harm or threaten such jurisdictions’ national security or interests. It is possible that the United States or other jurisdictions may further impose, or threaten to impose similar or heightened measures against more China-based companies including us for similar or other reasons. These regulatory measures and requirements could (1) prohibit or restrict firms from selling, exporting, re-exporting or transferring certain technology, components, software and other items to China-based companies, (2) prohibit or restrict persons from entering into transactions with China-based companies, or (3) prohibit or restrict China-based companies from acquiring advanced computing chips, accessing, transferring or storing data, providing services in or operating in the sanctioning jurisdiction, or (4) prohibit purchases and sale of securities of Chinese firms, among other prohibitions or restrictions. For example, in October 2022, the U.S. Department of Commerce’s Bureau of Industry and Security released a broad set of export control measures with respect to China, including new regulations restricting the export to China of advanced computing chips, advanced semiconductors, supercomputer technology, equipment for the manufacturing of advanced semiconductors, and components and technology for the manufacturing in China of certain semiconductor manufacturing equipment. In October 2023, the U.S. Department of Commerce’s Bureau of Industry and Security released additional rules that became effective in November 2023, expanding and strengthening export control measures to further restrict China’s access to advanced computing chips and semiconductor manufacturing equipment. Japan and the Netherlands issued similar regulations restricting the export of advanced chip-manufacturing equipment, which further curbed China’s and China-based companies’ access to chip technologies. The United States and other countries may impose other and more expansive restrictions on the sales of chips or other technologies to China and China-based companies, including us, in the future. Any restrictions on the sales of chips or other technologies that may apply to us could materially and adversely affect Cloud Intelligence Group’s ability to offer products and services based on advanced computing chips and perform under existing contracts, and affect our businesses more generally by limiting our ability to upgrade our technological capabilities and to maintain our competitive edge, thereby negatively affecting our results of operations, financial condition and growth potential. On the other hand, in May 2023, the Cyberspace Administration of China stated that certain U.S. memory chip manufacturer posed national security risks and banned the use of its products from key infrastructure projects in China.

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

These restrictions or sanctions, and similar or more expansive restrictions or sanctions that may be imposed by the United States or other jurisdictions in the future, whether directed against us, our affiliates, including Ant Group, or our business partners, may materially and adversely affect our and our technology partners’ abilities to acquire technologies, systems, devices or components that may be critical to our technology infrastructure, service offerings and business operations, and thereby negatively affecting our ability to offer products and services (including those based on advanced computing chips and AI technologies) as well as our ability to continue to enhance our technological capabilities. As a result of heightened restrictions, we and our technology partners may be forced to develop equivalent technologies or components, or obtain equivalent technologies or components from sources outside the United States. We and they may not be able to do so in a timely manner and on commercially favorable or acceptable terms, or at all. These restrictions, sanctions, or other prohibitions could negatively affect our and our technology partners’ abilities to recruit research and development talent or conduct technological collaboration with scientists and research institutes in the United States, Europe or other countries, which could significantly harm our competitiveness, as well as increase our compliance costs and risks. These restrictions, sanctions, or other prohibitions could also require us to divest certain of our businesses and assets and restrict our ability to operate in the United States or other jurisdictions. For example, U.S. entities and individuals with whom we have existing contractual or other relationships may be prohibited from continuing to do business with us, including performing their obligations under agreements involving our supply chain, logistics, software development, cloud services and other products and services.

In December 2023, the MOFCOM and the Ministry of Science and Technology of the PRC published the amended Catalogue for Prohibited and Restricted Export Technologies, which stipulates that certain technologies, including technologies related to personalized information push services based on data analysis, are restricted from export outside the PRC without approval. Some of our technologies could fall within the scope of technologies subject to such export restriction. In addition, according to the PRC Export Control Law which came into effect in December 2020, we, our affiliates and business partners may also be required to obtain licenses, permits and governmental approvals to export certain goods, technologies and services. These and additional regulatory restrictions and requirements that may become effective from time to time may increase our compliance burden and affect our ability and efficiency in expanding to international markets.

Our business and results of operations, as well as the trading prices of our ADSs, Shares and/or other securities may be materially and negatively affected by current or future export control or economic and trade sanctions or developments. Export control and economic sanctions laws and regulations are complex and likely subject to frequent changes, and the interpretation and enforcement of the relevant regulations involve substantial uncertainties, which may be driven by political and/or other factors that are out of our control or heightened by national security concerns. The high level of uncertainty relating to potential actions, such as export control measures, sanctions, investment prohibitions and others, and their timing and scope, as well as market rumors or speculation on such potential actions, could also negatively and materially affect the trading prices of our ADSs, Shares and/or other securities.

Furthermore, if we, any of our expanding network of investee companies, global business partners, joint venture partners or other parties that have collaborative relationships with us or our affiliates, including Ant Group, were to become subject to sanctions or export control restrictions, this might result in significant negative publicity, governmental investigations and reputational harm, as well as losses from impairments or write-offs. Some of such companies, partners and other parties, including some of our investee companies and joint venture partners, have become subject to sanctions or export control restrictions. For example, in connection with the Russia-Ukraine conflict, certain Russian shareholders of our AliExpress Russia joint venture (in which we are a minority shareholder) have become subject to varying degrees of sanctions. There is no assurance that the scope of sanctions will not expand to include AliExpress Russia or us.

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

We may suffer reputational harm or incur liabilities and the trading prices of our ADSs, Shares and/or other securities may decrease significantly due to business dealings by, or connections of, merchants or consumers on our marketplaces with sanctioned countries or persons.

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

As a Cayman Islands company with the substantial majority of our subsidiaries and operations outside of the U.S., the UK and the EU, we are generally not required to comply with U.S., UK, and EU sanctions to the same extent as U.S., UK or EU entities. However, for companies like us, our U.S., UK, and EU subsidiaries, employees who are U.S. persons or UK or EU nationals, activities in the U.S., the UK, or the EU, activities involving U.S.-origin goods, technology or services, and certain conduct or dealings, among other activities, are subject to applicable sanctions requirements. We do not have employees or operations in any of the Sanctioned Countries, and, although our retail and wholesale marketplaces are open and available worldwide, we do not actively solicit business from the Sanctioned Countries or Sanctioned Persons. For instance, in the case of AliExpress, Taobao and Tmall, an insignificant percentage of orders have been placed by consumers from the Sanctioned Countries, with a negligible amount of aggregate GMV in the fiscal year ended March 31, 2024 through transactions conducted voluntarily among merchants and consumers on these marketplaces. As all transaction fees on AliExpress, Taobao and Tmall are paid by merchants, primarily based in China, we do not earn any fees or commission from consumers in Sanctioned Countries in respect of transactions conducted on these platforms.

We have established a compliance program that aims to ensure our compliance with these economic and trade restrictions, as well as export control regimes. However, these laws and regulations are complex and subject to frequent change, including with respect to jurisdictional reach and the lists of countries, entities, individuals and technologies subject to sanctions and other regulatory controls. For example, the U.S. Congress passed the Uyghur Forced Labor Prevention Act, or the UFLP Act, which was signed into law on December 23, 2021 and became effective on June 21, 2022. The UFLP Act prohibits from importation into the United States any goods, wares, articles, and merchandise mined, produced, or manufactured wholly or in part in Xinjiang, or by certain entities within Xinjiang. We may incur significant costs related to current, new or changing sanctions, embargoes, export controls programs or other restrictions and disclosure requirements, as well as negative publicity, investigations, fines, fees or settlements, which may be difficult to predict. In addition, if our compliance program is determined to have failed to detect and halt any business dealings that are prohibited under economic or trade sanctions or export control regimes, we could be subject to civil or criminal penalties and negatively affect our reputation, business, results of operations and financial condition, which may materially and adversely affect the trading prices of our ADSs, Shares and/or other securities. We also could face increased compliance costs and risks as we expand our e-commerce, cloud and other businesses globally and into additional businesses.

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

We face challenges in expanding our international and cross-border businesses and operations.

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

• changes in applicable cross-border e-commerce tax laws, such as the EU’s removal of value-added tax exemption for cross-border parcels valued below €22 and similar laws in the U.S., which could negatively affect transactions conducted through our international and cross-border platforms, increase our compliance costs and subject us to additional risks;

• heightened restrictions and barriers on the transfer of data across different jurisdictions;

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

• exchange rate fluctuations, which may have a material adverse effect on cross-border commerce businesses and businesses in the affected countries or regions; and

• political instability and general economic or political conditions in particular countries or regions, including territorial or trade disputes, war and terrorism, such as the Russia-Ukraine conflict and the Israel-Hamas conflict.

We are regularly subject to regulatory investigations overseas. For example, in May 2024, the European Commission issued a formal request for information in connection with its formal proceeding against AliExpress to assess whether AliExpress may have breached the Digital Services Act. The more stringent obligations and the proceedings under the Digital Services Act create additional operational requirements with increased compliance costs for us, and we may be subject to significant regulatory penalties for failure to comply with these requirements. Our AliExpress platform also faces regulatory investigations in data security, personal information protection, consumer protection, fair competition and other areas in South Korea. Failure to manage these risks and challenges could negatively affect our ability to expand our international and cross-border businesses and operations as well as materially and adversely affect our business, financial condition and results of operations.

We face risks relating to our acquisitions, investments and alliances.

We have acquired and invested in a large number and a diverse range of businesses, including those in different countries and regions, technologies, services and products in recent years. We have also made investments of varying sizes in joint ventures. From time to time, we may have a number of pending investments and acquisitions that are subject to closing conditions and risks of failure to close. See “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Recent Investment, Acquisition and Strategic Alliance Activities.” As we continue to invest in our ecosystem, we expect to continue to evaluate and consider a wide array of potential strategic transactions as part of our overall business strategy, including business combinations, acquisitions and dispositions of businesses, technologies, services, products, real properties and other assets, as well as strategic investments, joint ventures and alliances. At any given time we may be engaged in discussing or negotiating a range of these types of transactions. These transactions involve significant challenges and risks, including:

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
•
losses arising from disposal of investments or de-consolidation of businesses; and
•
actual or potential impairment charges or write-offs of investments in equity method investees, intangible assets (including intellectual property we acquire) or real properties, and goodwill recorded in connection with invested businesses, particularly investments in publicly traded companies, in the event that a decline in fair value below the carrying value of our equity method investments is other-than-temporary, or the carrying amount of a reporting unit to which goodwill is allocated exceeds its fair value. See “Item 5. Operating and Financial Review and Prospects — E. Critical Accounting Estimates — Critical Accounting Policies and Estimates — Impairment Assessment on Investments in Equity Method Investees” and “—Impairment Assessment on Goodwill and Intangible Assets.”

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

The industries in which we operate, including online and mobile commerce, local consumer services, logistics, cloud computing, digital media and entertainment and other online content offerings, as well as certain of our important business processes, including those that may be deemed as relating to payment and settlement of funds, are subject to government regulations in the PRC and other countries. These requirements may evolve quickly, and may include requirements or restrictions relating to, among other things, the provision of certain regulated products or services through platforms, new and additional licenses, permits and approvals, renewals and amendments of licenses, or governance or ownership structures. Failure to obtain and maintain such required licenses or approvals may require us to adjust our business practices, increase our costs or subject us to fines, which materially and adversely affect our business and the trading prices of our ADSs, Shares and/or other securities.

We are subject to regulations in a wide range of areas, including, among others, data privacy and personal data protection, anti-monopoly and anti-unfair competition and content. For example, many of our business, such as livestreaming and marketing services provided by Alimama, may face quickly evolving regulations and increasing compliance risk in a wide range of areas, including platform liability, content, data security, consumer protection and taxation. As operators of direct sales businesses, we are subject to additional regulatory requirements, including those relating to consumer protection, customs and permits and licenses, and allegations of unfair business practices, such as alleged favorable treatment of our own services and products, including those offered by our direct sales business and cloud business, over third-party services and products on our platforms. Failure to comply with applicable regulations may subject us to regulatory scrutiny or investigations and penalties and liabilities that may materially and adversely affect our business and financial conditions, damage our reputation and negatively affect the price of our ADSs, Shares and/or other securities.

In particular, regulators in the PRC and other countries are increasingly focused on regulating digital platforms. For example, the PRC E-commerce Law, or the E-commerce Law, the Measures for the Supervision and Administration of Online Trading, or the Online Trading Measures, and the Interim Provisions for Regulating Promotional Activities, impose a series of requirements on e-commerce platform operators, including requiring e-commerce platform operators to verify and update each merchant’s profile on a regular basis, monitor their market participant registration status and design rules and procedures to foster fair and transparent merchandise promotional activities. Other laws also impose obligations and limitations on network platform operators, including, among others, taking measures to prevent and stop false and illegal advertisements and marketing information, improving technical measures for discovering and dealing with illegal or criminal activities on the platforms, and limiting and regulating an e-commerce platform operator’s personalized shopping recommendations service to consumers. PRC regulators are also promoting the development of laws and regulations on AI and may further strengthen AI governance, especially in areas of risks and liabilities of AI-generated content. Substantial uncertainties exist with respect to the content and timetable of these laws and regulations. Large Internet platforms, including us, are likely to be subject to complex and evolving requirements on the adoption and use of AI technologies.

Large-scale Internet platforms, including us, are subject to more responsibilities and obligations than smaller platforms. For example, the PRC Personal Information Protection Law stipulates that personal information processors that provide important Internet platform services and have a large user base and complex business models shall establish independent agencies to oversee their personal information protection measures. Similarly, the Regulations on the Protection of Minors on the Network which came into effect on January 1, 2024 stipulate that network service providers with large number of minor users and significant influence among minors shall also establish independent agencies to oversee the protection of minors online. As of the date of this annual report, we have not received any regulatory notice that we are deemed as the above-mentioned personal information processor or network service provider. Nevertheless, these requirements could result in significant additional compliance costs and require us to adjust our existing compliance measures. In addition, the draft Guidelines for Implementing Subject Responsibilities of Internet Platforms, or the Responsibilities Guidelines, set forth additional responsibilities for operators of super platforms, as defined in the draft Guidelines for Classification and Grading of Internet Platforms, or the Draft Classification Guidelines. These additional responsibilities include promoting interoperability between the services they provide and those provided by other platforms. The above guidelines have not been formally adopted, and substantial uncertainties still exist with respect to the enactment timetable, final content, interpretation and implementation of these guidelines and how they will affect our business operation. If adopted, certain of our platforms may be deemed as an operator of super platforms under the Classification Guidelines and will need to comply with additional requirements under the Responsibilities Guidelines. These requirements could result in significant additional compliance costs, subject us to higher liabilities or require us to change our business practices. Failure to comply with these requirements may subject us to suspension of business, rectification orders and fines, while our strict platform governance measures in response to these requirements may lead to loss of merchants to those platforms, or to complaints or claims made against us by merchants on our platforms. We face scrutiny and are regularly subject to inquiries and investigations from both PRC and foreign governments in a wide range of areas, including online content, alleged third-party intellectual property infringement, cybersecurity, data protection and privacy laws, competition laws and regulations, securities laws and regulations, cross-border trade, tax, investment activities, human rights, platform liability and allegedly fraudulent or other criminal transactions. As we further expand into international markets, we will also increasingly become subject to additional legal and regulatory compliance requirements as well as political and regulatory challenges, including scrutiny on data privacy and security, tax compliance and anti-money laundering compliance, on national security grounds or for other reasons, in foreign countries in which we conduct business or investment activities. Government authorities in the PRC and other countries or regions are likely to continue to issue new laws, rules and regulations and enhance enforcement of existing laws, rules and regulations in these industries, and the perception that new laws and regulations will be implemented or that more stringent enforcement may be put in place may further negatively impact the trading prices of our ADSs, Shares and/or other securities. Any failure, or perceived failure, by us to comply with such local laws and regulations could result in reputational damages, regulatory investigations, sanctions or court proceedings and subject us to legal liabilities, including criminal liabilities. As we continue to grow in scale and significance, we expect to face increased scrutiny, which will, at a minimum, result in our having to continue to increase our investment in compliance and related capabilities and systems, which could adversely affect our business, financial condition and results of operations.

We are subject to complex and evolving laws and regulations regarding privacy and data protection and cybersecurity. Complying with these laws and regulations increases our cost of operations, limits our business opportunities and may require changes to our data collection, use and other practices or negatively affect our user growth and engagement. Failure to comply with these laws and regulations could result in claims, regulatory investigations, litigation or penalties, or otherwise negatively affect our business.

We collect, utilize and store a large quantity of personal data, including consumers’ personal data, in our business operations, and face a number of challenges relating to data from transactions and other activities on our platforms, including:

•
protecting the data in and hosted on our system, including against attacks on our system or unauthorized use by outside parties or fraudulent behavior or improper use by our employees;
•
addressing concerns, challenges, negative publicity and litigation related to data privacy, collection, use and actual or perceived sharing for promotional and other purposes (including cooperation and sharing among our own businesses, cooperation with business partners or mandatory disclosure to regulators), and concerns among the public about the alleged discriminatory treatment adopted by Internet platforms based on user profiles, safety, security and other factors that may arise from our existing businesses or new businesses and technologies, such as new forms of data (for example, biometric data, location information and other information); and
•
complying with applicable laws, rules and regulations relating to the collection (from users and other third-party systems or sources), use, storage, access, transfer, disclosure and security of personal data, including requests from data subjects and regulatory authorities.

Improper use or disclosure of our user data by any party could result in a loss of users, businesses and other participants from our ecosystem, loss of confidence or trust in our platforms and has a material adverse effect on our business and prospects. Moreover, we are subject to numerous laws and regulations in many markets relating to the protection of personal information, cybersecurity, data security and cross-border data transmission. These laws and regulations can be complex and the interpretation and application of these laws and regulations are often uncertain, in flux and complicated.

Personal Information and Privacy Protection

Regulatory authorities in China and around the world have recently implemented, and may in the future continue to implement, further legislative and regulatory proposals concerning data privacy and personal data protection. For instance, PRC regulatory authorities have promulgated a number of laws and regulations, including the Personal Information Protection Law and the Provisions on the Scope of Necessary Personal Information Required for Common Types of Mobile Internet Applications, that stipulate requirements and limitations on the collection, processing and handling of personal information. See “Item 4. Information on the Company — B. Business Overview — Regulation — Regulation of Data and Privacy Protection” and “Item 4. Information on the Company — B. Business Overview — Regulation — Regulation of Mobile Apps.” In the course of our business operations, we collect information of our customers and users, including personal information. Therefore, we are required to comply with applicable laws and regulations relating to personal data and privacy protection. To ensure our compliance with these laws and regulations, we have established relevant protocols and mechanisms, such as obtaining consent from users before collecting their personal information, notifying them of the information collected and the purpose of collecting the information, explaining to them what, how and why the information may be shared with third parties. These personal data privacy protection procedures have increased our compliance and operating costs. The data privacy laws and regulations also impose penalties and liability on information processors for non-compliant information collection and processing activities, including correction, suspension or termination of their services, confiscation of illegal income, as well as significant fines of up to 5% of revenue and other penalties. PRC regulatory authorities have also put forward regular inspections and reporting on the compliance of mobile apps, mini-programs, software development kits and other applications with applicable personal data and privacy protection laws and regulations. Moreover, we as a large Internet platform may be subject to more frequent regulatory inspections. We believe that our business operations are compliant with the currently effective PRC laws relating to personal data and privacy protection in all material respects. Nevertheless, as the interpretation and implementation of these laws and regulations are evolving and that PRC regulatory authorities has been enhancing compliance requirements or may require us to adopt recommended compliance practices, we may be required to continuously adjust and upgrade our applications. PRC regulatory agencies have previously named certain of our mobile apps for rectification in compliance with privacy and data security regulations. We have rectified these mobile apps’ data collection and use practices to bring them into compliance. Nevertheless, there can be no assurance that our mobiles apps will not be named or that we will not be subject to regulatory investigations in the future.

Furthermore, the use of algorithms and generative AI in recommendation services has raised additional data protection concerns, and PRC regulatory authorities have enhanced their regulation in these areas. According to the Administrative Provisions on Internet Information Service Algorithm Recommendation, or the Algorithm Recommendation Provisions,

which came into effect on March 1, 2022, algorithm recommendation service providers shall fulfil filing obligations according to regulatory requirements as applicable, clearly inform users of their provision of algorithm recommendation services, and make public the basic principles, intentions and main operating mechanisms of the algorithm recommendation services, and shall also ensure that users may conveniently terminate the algorithm recommendation services. Moreover, algorithm recommendation service providers selling goods or providing services to consumers shall protect consumers’ rights of fair trade, and are prohibited from carrying out illegal conduct such as unreasonable differentiated treatment based on consumers’ preferences, purchase behavior, or such other characteristics. In addition, the Administrative Provisions on Deep Synthesis of Internet Information Services, which took effect in January 2023, impose obligations on providers, technology supporters and users of deep synthesis technology, including verification of user identity, implementing measures to protect data security and personal information, content moderation, labelling content generated using deep synthesis technology, and conducting security assessments and completing filings for provision of certain services. Moreover, the Cyberspace Administration of China, together with other relevant authorities, released the Interim Measures on Generative AI Services, which came into effect on August 15, 2023 and impose compliance requirements on providers of generative AI services. According to the Interim Measures on Generative AI Services, individuals or organizations that provide generative AI services of text, image, audios, videos and other content shall be responsible as the producers of such network information content and as the personal information processors to protect any personal information involved. Providers of generative AI services shall also conduct security assessment and complete certain filings in accordance with the Administrative Provisions on Internet Information Service Algorithm Recommendation. Non-compliance with the Interim Measures on Generative AI Services may subject generative AI services providers to penalties, including warning, public denouncement, rectification orders and suspension of the provision of relevant services. We use algorithmic recommendation, deep synthesis technology and generative AI services in a wide range of our businesses. Accordingly, we need to comply with the Algorithm Recommendation Provisions, the Administrative Provisions on Deep Synthesis of Internet Information Services, the Interim Measures on Generative AI Services and other applicable laws and regulations governing algorithm recommendation services, and we may be subject to penalties and liability for non-compliance, which may include administrative liabilities, including warnings, public denouncement, fines, enforcement orders requiring us to correct, or suspending us from posting new information, suspension of business or even criminal liabilities. Complying with PRC regulations relating to algorithm recommendation services has increased our compliance costs, changed our data use and business practices, and could negatively affect user activities on our platforms. See “Item 4. Information on the Company — B. Business Overview — Regulation — Regulation of Internet Security.” We believe that our business operations are compliant with currently effective PRC laws relating to algorithm recommendation services in all material respects.

As we further expand our operations into international markets, we have become and will be subject to additional laws in other jurisdictions where we operate and where our consumers, users, merchants, customers and other participants are located. Such laws, rules and regulations of other jurisdictions may be more comprehensive, detailed and nuanced in their scope, and may impose requirements and penalties that conflict with, or are more stringent than, those in China. For example, the European Union has adopted the Digital Markets Act and the Digital Services Act and proposed the European Data Act since 2020, which impose various requirements on data use, data sharing and data protection, among other matters. AliExpress has been designated as a “very large online platform” under the Digital Services Act, and thus is required to fulfil more stringent obligations, including algorithm transparency, content moderation, mandatory reporting of incidents and measures to tackle illegal content, regular risk assessment, annual independent audit, data sharing with relevant regulators and annual supervisory fee. These requirements will create additional operational burdens and compliance costs for us, and we may be subject to significant regulatory penalties for failure to comply with these requirements. Complying with laws and regulations for an increasing number of jurisdictions could require significant resources and costs. Our continued expansion into the cloud business, both in China and elsewhere, will also increase the amount of data hosted on our system, as well as increase the number of jurisdictions in which we have data centers. This, as well as the increasing number of new legal requirements in various jurisdictions, such as the GDPR, present increased challenges and risks in relation to policies and procedures relating to data collection, local storage, access, cross-border transfer, disclosure, protection and privacy, and will impose significant penalties for non-compliance. For example, penalties calculated as a percentage of global revenue may be imposed under the GDPR. The compliance requirements of the GDPR affect a number of our businesses, such as AliExpress, Alibaba.com, Alibaba Cloud and Cainiao. Any failure, or perceived failure, by us to comply with the above and other applicable regulatory requirements or data and privacy protection-related laws, rules and regulations could result in suspension of the relevant business or blockage of access to mobile app services, reputational damages or proceedings or actions against us by governmental entities, consumers or others or even criminal liabilities. These proceedings or actions could subject us to significant penalties and negative publicity, require us to change our data and other business practices, increase our costs and severely disrupt our business, hinder our global expansion or negatively affect the trading prices of our ADSs, Shares and/or other securities, our business and prospects.

Cybersecurity and Data Security

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

PRC regulatory authorities have also promulgated laws and regulations relating to cybersecurity review. According to the Revised Cybersecurity Review Measures, which became effective in February 2022, operators of critical information infrastructure who purchase network products and services and network platform operators who carry out data processing activities that affect or may affect national security shall be subject to cybersecurity review. See “Item 4. Information on the Company — B. Business Overview — Regulation — Regulation of Internet Security.” Moreover, in November 2021, the Cyberspace Administration of China promulgated the Draft Regulations on Network Data Security Management, or the Draft Cyber Data Security Regulations, for public comments, which set forth different scenarios where data processors are required to apply for cybersecurity review and require data policies and rules and any material amendments thereof of large Internet platforms with over 100 million daily active users be evaluated by a third-party organization designated by the Cyberspace Administration of China and approved by the respective local branch of the Cyberspace Administration of China. There is no definite timetable as to when the Draft Cyber Data Security Regulations will be enacted. See “Item 4. Information on the Company — B. Business Overview — Regulation — Regulation of Data and Privacy Protection.”

PRC laws and regulations relating to cybersecurity review are relatively new, and the applicable scope of these laws and regulations remain subject to uncertainties and further clarifications from PRC regulators. In 2021, the PRC government launched cybersecurity reviews on a number of mobile apps operated by several US-listed Chinese companies and prohibited relevant apps from registering new users during the review period. As of the date of this annual report, we have not received any notice from the Cyberspace Administration of China of a cybersecurity review on us under the Revised Cybersecurity Review Measures. Based on advice from Fangda Partners, our PRC counsel, we do not believe that we are required to undergo cybersecurity review by the Cyberspace Administration of China for our previous securities offerings. However, given the scale of our business and the number of users on our platforms, we believe that we may be subject to a cybersecurity review in the future. If we are subject to a cybersecurity review, we may incur significant costs and face challenges, both in the review process and in making enhancements to our cybersecurity measures that may be required. If we are unable to manage these risks, we may be subject to penalties, including fines, suspension of business, prohibition against new user registration (even for a short period of time) and revocation of required licenses, and our reputation and results of operations could be materially and adversely affected.

Moreover, the Data Security Law which took effect in September 2021 imposes additional regulatory requirements on processors of important data, including specifying the persons and management bodies responsible for data security and implementing regular data security risk assessment and other data protection measures. If we are unable to manage these risks, we may be subject to penalties, including fines, suspension of business, revocation of required licenses and civil or even criminal liabilities. As of the date of this annual report, we have not received any regulatory notice that we are a processor of important data as mentioned above. We believe that our business operations are compliant with PRC laws and regulations relating to data security in all material respects.

Cross-border Data Transmission

Regulatory authorities in China and around the world have enhanced supervision and regulation of cross-border data transmission. As our business operations expand across jurisdictions and we collect, process and utilize personal data of our users worldwide, we are subject to and are likely to be required to expend significant capital to ensure ongoing compliance with these laws and regulations on cross-border data transfers. The Data Security Law prohibits entities and individuals in China from providing any foreign judicial or law enforcement authority with any data stored in China without approval from a competent PRC authority, and sets forth the legal liabilities of entities and individuals found to be in violation of their data protection obligations, including rectification order, warning, fines, suspension of relevant business, and revocation of business permits or licenses. The Measures for the Security Assessment of Cross-border Data Transmission promulgated by the Cybersecurity Administration of China came into effect on September 1, 2022. According to these measures, personal data processors are subject to security assessment conducted by the Cyberspace Administration of China prior to any cross-border transfer of important data and personal information. See “Item 4. Information on the Company — B. Business Overview — Regulation — Regulation of Data and Privacy Protection.” Furthermore, the Cyberspace Administration of

China promulgated the Provisions on the Prescribed Agreement on Cross-border Data Transfer, or the Provisions on Prescribed Agreement, which came into effect on June 1, 2023. We have implemented control procedures to comply with the new requirements. Complying with PRC laws and regulations relating to cross-border data transmission increases our compliance costs and could affect our ability to transfer data across borders. We believe that our business operations are compliant with PRC laws and regulations relating to cross-border data transmission in all material respects.

In addition, laws, rules and regulations in other jurisdictions where we operate may restrict the transfer of data across jurisdictions, which could impose additional and substantial operational, administrative and compliance burdens on us, and may also restrict our business activities and expansion plans, as well as impede our data-driven business strategies. For example, the GDPR requires companies to take appropriate safeguard measures and satisfy specific conditions when transferring data outside Europe. On February 28, 2024, the United States released the Executive Order on Preventing Access to Americans’ Bulk Sensitive Personal Data and United States Government-Related Data by Countries of Concern, which will place restrictions on the transfer of certain data from the U.S. to countries of concern. Failure to comply with GDPR requirements and other laws relating to cross-border data transfers may result in suspension of the relevant business, significant amounts of fines and other administrative penalties, regulatory investigations and actions against us, significant damage to our reputation or even criminal liabilities.

As permitted by applicable laws and regulations, our privacy policies and user agreements, we grant expressly limited access to specified data on our data platform to certain participants in our ecosystem that provide services to consumers, merchants, brands, retailers and other ecosystem participants. In addition, we and Ant Group may negotiate the terms of data sharing arrangements on a case-by-case basis, to the extent necessary for each party to provide services to our respective customers and as permitted by applicable laws and regulations. Participants in our ecosystem, including Ant Group, face the same challenges inherent in handling and protecting large volumes of data. Any actual or perceived improper use of data by us or them, and any systems failure or security breach or lapse on our or their part that results in the release of user data could harm our reputation and brand and, consequently, our business, in addition to exposing us to potential legal liability or regulatory actions. This could also attract negative publicity from media outlets, privacy advocates, our competitors or others and could adversely affect the trading prices of our ADSs, Shares and/or other securities.

While we believe we are compliant with laws and regulations on privacy and data protection and cybersecurity in all material respects, there are uncertainties with respect to how these laws and regulations will be interpreted, implemented and enforced in practice, especially since many of these laws and regulations only came into effect recently or have not come into effect yet. We expect that data security and personal information protection will continue to attract public scrutiny and receive greater attention and focus from regulators. Future interpretation and implementation of these laws and regulations, or additional laws and regulations that may come into effect, may further increase our compliance costs, force us to change our business practices, adversely affect our business performance as well as subject us to administrative and legal liabilities, which could harm our reputation and negatively affect the trading prices of our ADSs, Shares and/or other securities.

On the other hand, regulators in China and other jurisdictions in which we operate may implement measures to ensure that encryption of user data does not hinder law enforcement agencies’ access to that data. For example, according to the PRC Cybersecurity Law and relevant regulations, network operators, including us, are obligated to provide assistance and support in accordance with the law for public security and national security authorities to protect national security or assist with criminal investigations. Non-compliance or compliance with these laws and requirements in manners that are perceived as harming privacy could lead to significant damages to our reputation and proceedings and actions against us by regulators and private parties.

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

Cyber-attacks may target us, our merchants, consumers, users, customers, key service providers or other participants in our ecosystem, or the communication infrastructure on which we depend. In particular, breaches or failures of our third-party service providers’ systems and cybersecurity measures could also result in unauthorized access to our data, our consumers’ and customers’ data and user information and business interruptions. In addition, we develop systems for customers through our cloud or other services. If these systems suffer attacks, breaches and data leakage, whether or not we are involved in managing or operating such systems, we could be subject to negative publicity, potential liabilities and regulatory investigations, including extensive cybersecurity review, which could result in significant losses to us, and materially and adversely affect our reputation, business growth and prospects. We, our third-party service providers and customers that use systems we have developed have been in the past and are likely again in the future to be subject to these types of attacks, breaches and data leakage. For example, in October 2020, Lazada reported a data breach of a legacy RedMart database hosted by a third-party service provider, which resulted in the leakage of certain personal information of 1.1 million RedMart user accounts. Further, in May 2021, a court in China ruled in a criminal case that a software developer illegally collected approximately 1.2 billion pieces of user log-in IDs, alias and phone numbers from the Taobao website using a web crawler, which we discovered and reported to law enforcement in August 2020.

Cyber-attacks and security breaches, whether or not related to our systems or attributable to us, could result in business interruptions and subject us to negative publicity, regulatory investigations and significant legal and financial liability, harm our reputation and result in substantial revenue loss from lost sales and customer dissatisfaction, materially decrease our revenue and net income, and negatively affect the trading prices of our ADSs and Shares.

Claims or regulatory actions under competition laws against us may result in our being subject to fines, constraints on our business and damage to our reputation.

Since 2020, the PRC government has enhanced anti-monopoly and anti-unfair competition laws and regulations and guidance and stepped up enforcement against concentration of undertakings, cartel activities, monopoly agreements, unfair pricing, abusive behaviors by companies with market dominance and other anti-competitive activities. The Online Trading Measures which took effect on May 1, 2021, the amended Anti-monopoly Law which came into effect on August 1, 2022, as well as the Provisions on the Prohibition of Monopoly Agreements, the Provisions on the Prohibitions of Acts of Abuse of Dominant Market Positions and the Provisions on the Review of Concentration of Undertakings, all of which came into effect on April 15, 2023, among others, impose liabilities on cartel facilitators who aid others in the summation of anti-competitive agreements, clarify that data, algorithms, technologies, platform rules and other measures may not be used for consummation of monopoly agreements, and prohibit platform operators from abuse of dominant market positions. On November 22, 2022, the SAMR published the Draft Amendment to the PRC Anti-unfair Competition Law for public comments, which introduced prohibition against the misuse of a relatively dominant market position and set significant administrative penalties specifically for unfair competitive practices in digital economy. On May 11, 2024, the SAMR published the Interim Measures on Online Anti-unfair Competition, which will come into effect on September 1, 2024, which lists unfair competition practices implemented through the Internet and other information networks. Such laws and regulations:

•
provide guidelines for the implementation of anti-monopoly and anti-unfair competition laws and regulations, including (i) prohibition against the abuse of dominant market positions, especially in terms of unreasonable restrictions on transactions, price manipulation, interference with merchants’ independent business operations, false or misleading marketing and the use of technical means to disrupt the normal operations of network products or services legally provided by other business operators, (ii) details of the review of concentration of undertakings, and (iii) specifying the unfair competition practices in digital economy and the Internet industry, including fictitious transactions and reviews, ads blocking, exclusive partnership arrangements, data crawling and big data-enabled price discrimination;

•
strengthen enforcement of anti-monopoly and anti-unfair competition laws and regulations, including the regulation of monopolistic behaviors and monopoly agreements and price-related violations as well as assistance in the consummation of monopoly agreements, such as below-cost pricing, price discrimination, manipulation of market prices, fraudulent pricing, entering into monopoly agreements and abuse of dominant market positions through data, algorithms, technology or platform rules, as well as supervision of concentration of undertakings; and
•
increase legal liabilities, including greater penalties and criminal liabilities for violations of anti-monopoly and anti-unfair competition laws and regulations, and setting up certain regulatory inspection mechanisms, such as allowing expert observers to assist in investigations of novel and complex cases.

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

To comply with existing laws and regulations and new laws and regulations that may be enacted in the future, as well as administrative guidance and requirements by regulators from time to time, we may need to devote significant resources and efforts, including changing our business and pricing practices, restructuring our businesses and adjusting our investment activities, which may materially and adversely affect our business, growth prospects, reputation and the trading prices of our ADSs, Shares and/or other securities. We may also be subject to regulatory investigations, fines and other penalties, which could materially and adversely affect our business and reputation. The consequences of violating anti-monopoly and anti-unfair competition laws and regulations could be significant, including, for example, fines of up to 50% of the previous year’s revenue, suspension of business and revocation of business licenses. Due to the expansive scope of business activities the anti-monopoly and anti-unfair competition laws and regulations target to regulate, many of our businesses and practices, including our business models, pricing practices, promotional activities and cooperation with business partners, may be subject to regulatory scrutiny and significant penalties. Certain long-standing practices, such as upstream and downstream investments and mergers as well as horizontal investments and mergers, our cross-platform user ID system, data and algorithm applications, our traffic allocation approach, platform protocols and the manners in which we offer payment, logistics and other services to consumers may be subject to challenges by regulators, consumers, merchants and other parties. On December 24, 2020, the SAMR commenced an investigation on us pursuant to the PRC Anti-monopoly Law. Following the investigation, on April 10, 2021, the SAMR issued an administrative penalty decision finding that we violated provisions of the PRC Anti-monopoly Law prohibiting a business operator with a dominant market position from restricting business counterparties through exclusive arrangements without justifiable cause, and imposed a fine of RMB18.2 billion. The SAMR also issued an administrative guidance, instructing us to implement a comprehensive rectification program, and to file a self-assessment and compliance report to the SAMR for three consecutive years. In addition, the SAMR has imposed and in the future may further impose administrative penalties on various companies including us for failing to duly make filings as to their transactions subject to merger control review by the SAMR. See “— PRC regulations regarding acquisitions impose significant regulatory approval and review requirements, which could make it more difficult for us to pursue growth through acquisitions and subject us to fines or other administrative penalties.”

The PRC Anti-monopoly Law and Anti-unfair Competition Law also provide a private right of action for competitors, business partners or customers to bring anti-monopoly and anti-unfair competition claims against companies. In recent years, an increased number of companies have been exercising their right to seek relief under the PRC Anti-monopoly Law, Anti-unfair Competition Law and related judicial interpretations. Some of these companies, including our competitors, business partners and customers, have resorted to and may continue making public allegations or launching media campaigns against us, submitting complaints to regulators or initiating private litigation that targets our and our business partners’ prior and current business practices. For example, another e-commerce player in China has brought suit against us under the PRC Anti-monopoly Law in connection with certain alleged exclusive arrangements and claimed a substantial amount of damages, and there may be other similar litigation in the future. See “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal and Administrative Proceedings — JD.com Lawsuit.” There may be other similar litigation in the future, and we may face increased challenges in defending ourselves in existing and future lawsuits brought against us pursuant to the PRC Anti-monopoly Law. The litigation process of defending against such lawsuits, including any appeals, may divert resources and management’s attention away from our day-to-day operations, and if we fail to successfully defend ourselves against these claims, we may be required to pay damages, which may be significant and could materially and adversely affect our business operations, financial results and reputation.

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

Under the PRC Anti-monopoly Law, companies undertaking certain investments and acquisitions relating to businesses in China must notify and obtain approval from the SAMR, before completing any transaction where the parties’ revenues in China exceed certain thresholds and the buyer would obtain control of, or decisive influence over, the other party or any transaction that would otherwise trigger merger control filing obligations. In addition, we need to notify other PRC regulatory authorities if the investment or acquisition is in certain industries. The SAMR, the Cyberspace Administration of China and other regulatory agencies in China have enhanced merger control review in key areas, including national interest and people’s livelihood, finance, technology and media. On August 8, 2006, six PRC regulatory agencies, including the MOFCOM, the State-owned Assets Supervision and Administration Commission of the State Council of the PRC, or the SASAC, the STA, the SAIC, the CSRC, and the SAFE, jointly adopted the M&A Rules, which came into effect on September 8, 2006 and were amended on June 22, 2009. Under the M&A Rules, the approval of the MOFCOM must be obtained in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire domestic companies affiliated with PRC enterprises or residents. Applicable PRC laws, rules and regulations also require certain merger and acquisition transactions to be subject to security review.

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

The Provisions of the State Council of the PRC on the Thresholds for Filing of Concentration of Undertakings most recently amended by the State Council on January 22, 2024 significantly raise the filing thresholds with respect to revenue, but at the same time subjecting certain transactions that do not meet the revenue threshold to filing obligations. See “Item 4. Information on the Company — B. Business Overview — Regulation — Regulation of Monopoly and Unfair Competition.” Substantial uncertainties exist with respect to the interpretation and implementation of such newly amended provisions. The amended PRC Anti-monopoly Law, which became effective on August 1, 2022, significantly raises the maximum fines for failure to file for merger control review, and introduces a “stop-clock mechanism” which may prolong the merger control review process. Furthermore, the Provisions on the Review of Concentration of Undertakings, which came into effect on April 15, 2023, provide detailed rules on how to implement the “stop-clock mechanism,” which allow the SAMR to suspend the calculation of time period for merger control review under various circumstances. See “Item 4. Information on the Company — B. Business Overview — Regulation — Regulation of Monopoly and Unfair Competition.” Complying with the requirements of the relevant regulations to complete these transactions could be time-consuming, and any required approval processes, including approval from SAMR, may be uncertain and could delay or inhibit our ability to complete these transactions, which could affect our ability to expand our business, maintain our market share or otherwise achieve the goals of our acquisition strategy.

According to the Regulations on Enterprise Outbound Investment issued by the NDRC in December 2017, which came into effect on March 1, 2018, we may also need to report to the NDRC relevant information on overseas investments with an amount of US$300 million or more in non-sensitive areas, and obtain the NDRC’s approval for our overseas investments in sensitive areas, if any, before the closing of the investments. According to the Overseas Listing Trial Measures, if a Chinese overseas listed company, such as us, issues overseas listed securities to acquire assets, such issuance shall be subject to filing requirements. If we fail to properly and timely complete such filings, we may be subject to penalties, sanctions and fines imposed by the CSRC and relevant departments of the State Council of the PRC. See “— Risks Related to Doing Business in the People’s Republic of China — The approval, filing or other requirements of the CSRC or other PRC regulatory authorities may be required under PRC law in connection with any future issuance of securities overseas, and, if required, we cannot predict whether or for how long we or our subsidiaries will be able to obtain such approval or complete such filing.” Accordingly, these regulations may restrict our ability to make investments in some regions and industries overseas, and may subject any proposed investments to additional delays and increased uncertainty, as well as heightened scrutiny, including after the investments have been made.

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

Under PRC law and the laws of certain other jurisdictions in which we operate, we are required to monitor our websites and the websites hosted on our servers, cloud computing services and mobile apps or interfaces, as well as our services and devices that generate or host content, for items or content deemed to be obscene, superstitious, defamatory, libelous, fraudulent or socially destabilizing, as well as for items, content or services that are illegal to sell online or otherwise in jurisdictions in which we operate our marketplaces and other businesses, and to promptly take appropriate action with respect to the relevant items, content or services. We may also be subject to potential liability in China or other jurisdictions for any unlawful actions of our merchants, marketing customers or users of our websites, cloud computing services or mobile apps or interfaces, or for content we distribute or that is linked from our platforms that is deemed inappropriate. It may be difficult for us to determine the type of content that may result in liability to us. The nature and scale of our websites, mobile apps and platforms, such as our cloud computing services, which allow users to upload and save massive data on our cloud data centers, social communities on our marketplaces and DingTalk, such as livestreams and other interactive media content on Taobao and Tmall, and Youku, which allow users to upload videos and other content to our websites, mobile apps and platforms, generally referred to as user-generated content, and the increasing widespread use of AI to generate content may make this even more difficult. Due to the significant amount of content uploaded by our users, including those generated through AI technologies, we may not be able to identify all the videos or other content that may violate relevant laws and regulations. If any of the information disseminated through our marketplaces, websites, mobile apps or other businesses we operate, including videos and other content (including user-generated content), or any content that we have produced or acquired, are deemed by the PRC government to violate any content restrictions, we would not be able to continue to display or distribute this content and could suffer losses or become subject to penalties, including confiscation of income, fines, suspension of business and revocation of required licenses, which could materially and adversely affect our business, financial condition and results of operations. Our livestreaming, short-form videos and interactive content businesses are subject to heightened risks and challenges associated with content liability. Moreover, PRC regulators have enhanced enforcement against illegal content and information on Internet platforms and have imposed more stringent obligations on Internet platforms, such as us. For example, the Cyberspace Administration of China has launched a series of “Cleaning Up the Internet” campaigns with special focus on livestreaming, short-form videos, content for minors, fandom culture, personal media, Internet rumors, cyberviolence, cyber environment and Internet account operations. As a result, our compliance costs may increase and we may be subject to regulatory actions and penalties. If we are unable to manage these risks, we could become subject to penalties, including regulatory actions, significant fines, suspension of business, revocation of required licenses and prohibition against new user registration, and our reputation, results of operations and financial condition could be materially and adversely affected.

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

Government authorities in the PRC and other countries where we operate, media outlets and public advocacy groups are increasingly focused on consumer protection. Operators of e-commerce platforms are subject to certain provisions of consumer protection laws even where the operator is not the merchant of the product or service purchased by the consumer. For example, under the E-commerce Law, we may be held jointly liable with the merchants if we fail to take necessary actions when we know or should have known that the products or services provided by the merchants on our platforms do not meet personal and property security requirements, or otherwise infringe upon consumers’ legitimate rights. Applicable consumer protection laws in China, including the recently released Implementing Rules of the Consumer Rights Protection Law that will come into effect on July 1, 2024, also hold that trading platforms, including livestreaming marketing platforms, will be held liable for failing to meet certain undertakings that the platforms make to consumers with regard to products listed on their websites, provide appropriate dispute resolution mechanisms for consumers or otherwise protect consumer rights. Furthermore, we are required to report to the SAMR or its local branches any violation of applicable laws, regulations or SAMR rules by merchants or service providers, such as sales of goods without proper license or authorization, and we are required to take appropriate remedial measures, including ceasing to provide services to the relevant merchants or service providers. According to the Online Trading Measures, we are also required to verify and update each merchant’s profile on a regular basis and monitor their market participant registration status. Therefore, we may be held liable if we fail to verify the licenses or qualifications of merchants, or fail to safeguard consumers with respect to products or services affecting consumers’ health or safety. On September 2, 2022, the Standing Committee of the National People’s Congress promulgated the Anti-Telecom and Online Fraud Law of PRC, effective on December 1, 2022, which stipulates that Internet service providers may not provide assistance to telecom and online fraud and must strengthen internal control mechanisms to prevent and curb telecom and online fraud, including verifying user identities, timely and proper handling of abnormal accounts, enhancing protection of key information vulnerable to fraud and enhancing risk and security assessment for new businesses. Furthermore, under the PRC Minors’ Protection Law, network product and service providers shall not provide products or services that induce minors to obsession, or otherwise may be subject to rectification, warning or penalties including confiscation of income, fines, suspension of business, shutdown of websites and revocation of relevant licenses. The Regulations on the Protection of Minors on the Network stipulate that important Internet platforms with large number of minor users and significant influence among minors must fulfill their obligations, including but not limited to establishing a protocol to oversee the protection of minors online and carrying out periodic impact assessment, adopting “teenager modes” for minors, and suspending services to providers of products or services on the platform who seriously violate laws and regulations and harm minors’ rights and interests. Failure to comply with these requirements may subject us to warnings, public denouncement, confiscation of illegal income, fines, suspension of business, rectification orders, shutdown of websites and applications and revocation of relevant licenses, which could materially and adversely affect our business, financial condition and results of operations.

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

New laws and regulations on consumer protection may be introduced in China and other jurisdictions where we operate and impose more requirements on operators of e-commerce and livestreaming platforms. For example, PRC regulatory authorities promulgated several regulations on livestreaming activities, including the Administrative Measures on Online Livestreaming Marketing (Trial) that came into effect on May 25, 2021, which require livestreaming platforms to take actions such as limiting traffic and suspending livestreaming involving illegal high-risk marketing activities, and prominently alert users of the risks involved in transactions that are conducted outside livestreaming platforms. See also “Item 4. Information on the Company — B. Business Overview — Regulation — Regulation of Online and Mobile Commerce.” These regulations on e-commerce and livestreaming activities may impose additional operational burdens on us, result in increased compliance costs and liability to us and subject us to negative publicity.

In addition, we face activist litigation in China by plaintiffs claiming damages based on consumer protection laws. This type of activist litigation could increase in the future, and if it does, we could face increased costs defending these suits and damages should we not prevail, which could materially and adversely affect our reputation and brand and our results of operations.

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

We are regularly subject to allegations, investigations, lawsuits, liabilities and negative publicity claiming that items listed and content available in our ecosystem infringe intellectual property rights of third parties or are illegal.

We have been and expect to continue to be the subject of allegations that products or services offered, sold or made available through our online marketplaces by third parties or that content made available on our platforms, including content available through our digital media and entertainment business, search business, online reading platform, online music platform, news feed features and IoT devices or our technology, infringe third-party copyrights, trademarks and patents or other intellectual property rights or are provided beyond the authorized scope. Our use or adoption of AI technologies in our businesses may increase our exposure to copyright infringement or other intellectual property misappropriation claims by third parties, which may require us to pay compensation or license fees to third parties. At the same time, there is increasing focus on investigating, preventing and taking action against alleged misappropriation of intellectual property, which has resulted in increased scrutiny, investigations, enforcement actions and litigation relating to intellectual property infringement. Although we have adopted and continue to optimize measures to proactively verify the products sold on our marketplaces for infringement and to minimize potential infringement of third-party intellectual property rights through our intellectual property infringement complaint and take-down procedures, these measures may not always be successful. In the event that alleged counterfeit or infringing products are listed or sold on our marketplaces or allegedly infringing content are made available through our other services, we could face claims and negative publicity relating to these activities or for our alleged failure to act in a timely or effective manner in response to infringement or to otherwise restrict or limit these activities. We may also choose to compensate consumers for any losses, although we are currently not legally obligated to do so. If, as a result of regulatory developments, we are required to compensate consumers, we would incur additional expenses.

We have also acquired businesses, such as Youku, Lazada and Ele.me, that have been, and may continue to be, subject to liabilities for infringement of third-party intellectual property rights or other allegations and lawsuits based on the content available on their websites and mobile apps or the products and services they provide. Other companies that we may acquire in the future may be subject to similar risks. In addition, we expect our ecosystem to involve more and more user-generated content, including the entertainment content on Youku and our smart speakers, the interactive media content displayed on Taobao and Tmall, including livestreams and short-form videos, as well as the data generated, uploaded and saved by users of our cloud services, over which we have limited control. Such content may subject us to claims for infringement of third-party intellectual property rights, or subject us to additional scrutiny by the relevant government authorities. These claims or scrutiny, whether or not having merit, may result in our expenditure of significant financial and management resources, injunctions against us or payment of damages. We may need to obtain licenses from third parties who allege that we have infringed their rights, but these licenses may not be available on terms acceptable to us or at all. These risks have been amplified by the increase in the number of third parties whose sole or primary business is to assert these claims.

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

Regulators in China and other jurisdictions, including the United States, are increasingly focused on platform liabilities and seeking to hold Internet platforms liable for product liability, illegal listings and inappropriate content. We are regularly subject to significant negative publicity, regulatory scrutiny, investigations and allegations of civil or criminal penalties based on allegedly unlawful activities or unauthorized distribution of products or content, such as pharmaceuticals, carried out by third parties through our online marketplaces. Due to our role as an operator of online marketplaces, we will also become subject to criminal liabilities or civil liabilities if we are found to have provided assistance or support, such as Internet access, server escrow or online storage services, commerce facilitation services, payment services or logistics services, or were negligent in not preventing, a third party from using our marketplaces and services to commit certain illegal activities, such as unauthorized sale of pharmaceuticals. The outcome of any claims, investigations and proceedings is inherently uncertain, and in any event defending against these claims is both costly and time-consuming, and will significantly divert the efforts and resources of our management and other personnel. An adverse determination in any of these proceedings could result in suspension of the relevant business or blockage of access to our platforms and services and cause us to pay penalties or damages, incur legal and other costs, limit our ability to conduct business, or subject us to supervision by a third-party government appointed monitor or require us to change the manner in which we operate and harm our reputation.

In addition, we have been and may continue to be subject to significant negative publicity in China, the United States and other countries based on similar claims and allegations. For example, in past years, the USTR identified Taobao and AliExpress each as a “notorious market.” While the USTR removed AliExpress from the “notorious market” list in January 2024, Taobao remains on the list, and there can be no assurance that the USTR or other relevant authorities in the United States or other countries will not identify Taobao or any of our other businesses as “notorious markets” in the future. In addition, government authorities regularly accuse us of perceived problems and failures of our platforms, including alleged failures to crack down on the sale of counterfeit goods, unauthorized and illegal goods and other alleged illegal activities on our marketplaces. As a result of any claims or accusations by government authorities, by industry watchdog organizations, including the U.S. Commission on the Theft of American Intellectual Property, by brand and intellectual property rights holders or by enterprises, there may be a public perception that counterfeit or pirated items are commonplace on our marketplaces or that we delay the process of removing these items. This perception, even if factually incorrect, and existing or new litigation as well as regulatory pressure or actions related to intellectual property rights protection, could damage our reputation, harm our business, diminish the value of our brand name and negatively affect the trading prices of our ADSs, Shares and/or other securities.

We may be subject to material litigation and regulatory proceedings.

We have been involved in a high volume of litigation in China and a small volume of potentially high-value litigation outside of China relating principally to securities law class actions, third-party and principal intellectual property infringement claims, contract disputes involving merchants and consumers on our platforms, consumer protection claims, claims relating to data and privacy protection, employment-related cases and other matters in the ordinary course of our business. As our ecosystem expands, including across jurisdictions and through the addition of new businesses, we have encountered and may face an increasing number and a wider variety of these claims, including those brought against us pursuant to anti-monopoly or anti-unfair competition laws, arising out of investment transactions or other claims involving high amounts of alleged damages. Laws, rules and regulations may vary in their scope and overseas laws and regulations may impose requirements that are more stringent than, or which conflict with, those in China. We have acquired and may acquire companies that have been subject to or may become subject to litigation, as well as regulatory proceedings. In addition, in connection with litigation or regulatory proceedings we may be subject to in various jurisdictions, we may be prohibited by laws, regulations or government authorities in one jurisdiction from complying with subpoenas, orders or other requests from courts or regulators of other jurisdictions, including those relating to data held in or with respect to persons in these jurisdictions. Our failure or inability to comply with the subpoenas, orders or requests could subject us to fines, penalties or other legal liability, which could have a material adverse effect on our reputation, business, results of operations, the trading prices of our ADSs, Shares and/or other securities.

As publicly listed companies, we and certain of our subsidiaries face additional exposure inside and outside China to claims, lawsuits and regulatory proceedings, including threatened claims, lawsuits and regulatory proceedings, relating to securities laws and regulations. For example, we and certain of our current and former officers and directors have been named as defendants in certain shareholder class action lawsuits in the United States, asserting claims related to our alleged failure to disclose non-compliance with certain Chinese antitrust laws and regulations. See “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal and Administrative Proceedings — Shareholder Class Action Lawsuits” for more details about the shareholder class action lawsuits. The litigation process of defending against such lawsuits and regulatory proceedings, including any appeals, may utilize a material portion of our cash resources and divert management’s attention away from our day-to-day operations, all of which could harm our business. There can be no assurance that we will prevail in any of these cases, and any adverse outcome of these cases could have a material adverse effect on our reputation, business and results of operations. In addition, although we have obtained directors’ and officers’ liability insurance, the insurance coverage may not be adequate to cover our obligations to indemnify our directors and officers, fund a settlement of litigation in excess of insurance coverage or pay an adverse judgment in litigation.

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

We are continuously upgrading our platforms to provide increased scale, improved performance, additional capacity and additional built-in functionality, including functionality related to security. Adopting new products and maintaining and upgrading our technology infrastructure require significant investments of time and resources. Any failure to maintain and improve our technology infrastructure stability could result in inadequate capacity, unanticipated service outages, system crash, system disruptions, product malfunction, slower response times and other service quality issues, which may impair user and customer experience and result in loss of business and market share. Such technology infrastructure failures could also result in delays in reporting accurate operating and financial information. The risks of these events occurring are even higher during certain periods of peak usage and activity, such as on or around the 11.11 Global Shopping Festival or other promotional events, when user activity and the number of transactions are significantly higher on our marketplaces compared to other days of the year. In addition, much of the software and interfaces we use are internally developed and proprietary technology. If we experience problems with the functionality and effectiveness of our software, interfaces or platforms, or are unable to maintain and continuously improve our technology infrastructure to handle our business needs, our business, financial condition, results of operations and prospects, as well as our reputation and brand, could be materially and adversely affected.

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

Our ecosystem depends on the efficient and uninterrupted operation of our computer, storage and communications systems. System interruptions and delays may prevent us from efficiently processing the large volume of transactions on our marketplaces and other businesses we operate. In addition, a large number of merchants and customers maintain their important systems, such as enterprise resource planning and customer relationship management systems, on our cloud computing platform, which contains substantial quantities of data that enable them to operate and manage their businesses. System failures, disruptions and delays may adversely affect the availability and quality of our cloud service offerings. Increasing media and entertainment content on our platforms also requires additional network capacity and infrastructure to process. Consumers expect our media and entertainment content to be readily available online, and any disruptions or delay to the delivery of content could affect the attractiveness and reputation of our media and entertainment platforms.

We and other participants in our ecosystem, including Ant Group, have experienced in recent years, and may experience in the future, system interruptions, delays and outages that render websites, mobile apps and services (such as cloud services and payment services) temporarily unavailable or slow to respond. Although we have prepared for contingencies through redundancy measures and disaster recovery plans and also carry business interruption insurance, these preparations and insurance coverage may not be sufficient. Despite any precautions we may take, the occurrence of natural disasters, including the effects of climate change (such as extreme weather events, droughts, floods and increased storm severity), or other unanticipated problems at our facilities or the facilities of Ant Group and other participants in our ecosystem, including structural defects, power outages, system failures, telecommunications delays or failures, construction accidents, break-ins to IT systems, computer viruses or human errors, could result in delays in or outages of our platforms or services, loss of our, consumers’ and customers’ data and business interruption for us and our customers. Any of these events could damage our reputation, significantly disrupt our operations and the operations of our customers and other participants in our ecosystem and subject us to significant liability, heightened regulatory scrutiny and increased costs, which could materially and adversely affect our business, financial condition and results of operations.

We rely on Alipay to conduct substantially all of the payment processing and all of the escrow services on our marketplaces for a significant majority of our commerce business. If services and products provided by Alipay or Ant

Group’s other businesses are limited, restricted, curtailed or degraded in any way, or become unavailable to us or our users for any reason, our business may be materially and adversely affected.

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

We do not control Ant Group or Alipay. There can be no assurance that we will be able to maintain or negotiate commercial terms that are no less favorable than those we currently enjoy or are commercially acceptable. Furthermore, our commercial arrangements with Alipay and Ant Group may be subject to anti-competition challenges. If we need to migrate to another third-party payment service or significantly expand our relationship with other third-party payment services, the transition would require significant time and management resources, and the third-party payment service may not be as effective, efficient or well-received by consumers, merchants, brands and retailers on our marketplaces. These third-party payment services also may not provide escrow services, and we may not be able to receive commissions based on GMV settled through these systems. We would also receive less, or lose entirely, the benefit of the commercial agreement with Ant Group and Alipay and may be required to pay more for payment processing and escrow services than we currently pay. There can be no assurance that we would be able to reach an agreement with an alternative payment service provider on acceptable terms or at all, and our business, financial condition and results of operations may be materially and adversely affected.

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

We rely on a wide range and large number of third-party service providers, including retail operating partners, logistics service providers, mobile app developers, independent software vendors, or ISVs, cloud-based developers, marketing affiliates, livestreaming hosts and key opinion leaders, or KOLs, financial institutions, accountants and auditors, legal counsel and other professional service providers, to provide services to us as well as to users on our platforms, including consumers, merchants, brands, retailers and users of our cloud computing services. To the extent these ecosystem participants and service providers are unable to provide satisfactory services to us as well as our users on or off our platforms, on commercially acceptable terms, or at all, or if we fail to retain existing or attract new quality service providers to our platforms, our business, financial condition and results of operations may be materially and adversely affected. In addition, we share our user data with certain of these third-party service providers in our ecosystem in accordance with our privacy policies, agreements and applicable laws. Third-party service providers and ecosystem participants may engage in a broad range of other business activities on and outside of our platforms, and may have broad user bases and social influence that create substantial business opportunities and economic returns to themselves and our business. If our third-party service providers and ecosystem participants engage in activities that are negligent, fraudulent, illegal or otherwise harm the trustworthiness and security of our ecosystem, including, for example, the leakage or negligent use of data, the handling, transport and delivery of prohibited or restricted content or items, inappropriate use or ineffective implementation of AI technologies, cease their business relationship with us or fail to perform their contractual obligations or professional duties, fail to comply with any laws, regulations, professional code of conduct and practice standards or government requirements, become subject to regulatory investigations, enforcement actions, fines or penalties, or cause any property damage or personal injuries, their ability to provide services to us or our ecosystem more broadly could be materially and adversely affected, which could cause us to suffer loss of business and revenue, reputational harm, liabilities, or be subject to regulatory scrutiny, investigation or actions, and could have a material adverse effect on the trading prices of our ADSs, Shares or other securities, even if these activities are not related to, attributable to or caused by us, or within our control.

If logistics service providers used by our merchants fail to provide reliable logistics services, or the logistics data platform operated by Cainiao were to malfunction, suffer an outage or otherwise fail, our business and prospects, as well as our financial condition and results of operations, may be materially and adversely affected.

Our merchants use third-party logistics service providers as well as Cainiao to fulfill and deliver their orders. Cainiao cooperates with a number of third-party logistics service providers and leverages its proprietary logistics services to help merchants on our platforms fulfill orders and deliver their products to consumers. We operate Cainiao’s logistics data platform that links our information system and those of logistics service providers. Because of our platform model, interruptions to or failures in logistics services, or in Cainiao’s logistics data platform, could prevent the timely or proper delivery of products to consumers, which would negatively impact our competitive position as well as harm the reputation of our ecosystem and the businesses we operate. In addition, certain of our businesses, including Lazada, operate and provide logistics services to merchants within our ecosystem and may experience interruptions or failures to timely and properly deliver products to consumers. These interruptions or failures may be due to events that are beyond the control of any of our companies, Cainiao or these logistics service providers, such as inclement weather, natural disasters including the effects of climate change (such as extreme weather events, droughts, floods and increased storm severity), pandemics or epidemics (such as COVID-19), armed conflicts, accidents, transportation disruptions, including special or temporary restrictions or closings of facilities or transportation networks due to regulatory or political reasons, or labor unrest or shortages. These logistics services could also be affected or interrupted by business disputes, industry consolidation, insolvency or government shut-downs. The merchants in our ecosystem may not be able to find alternative logistics service providers to provide logistics services in a timely and reliable manner, or at all. We do not have agreements with third-party logistics service providers that require them to offer services to our merchants. If the logistics data platform operated by Cainiao were to fail for any reason, the logistics service providers would be severely hindered from connecting or unable to connect with our merchants, and their services and the functionality of our ecosystem could be severely affected. If the products sold by merchants in our ecosystem are not delivered in proper condition, on a timely basis or at shipping rates that are commercially acceptable to marketplace participants, our business and prospects, as well as our financial condition and results of operations could be materially and adversely affected.

An occurrence of natural disasters or a widespread health epidemic or other outbreaks could have a material adverse effect on our business, financial condition and results of operations.

Our business could be materially and adversely affected by natural disasters, such as earthquakes, snowstorms, storm surges, floods, fires, droughts and other extreme weather events and other effects of climate change; the outbreak of a widespread health epidemic, such as COVID-19, swine flu, avian influenza, severe acute respiratory syndrome, Ebola and Zika; or other events, such as wars, acts of terrorism, environmental accidents, power shortages or communication interruptions. The occurrence of a natural disaster or a prolonged outbreak of an epidemic illness or other adverse public health developments in China or elsewhere in the world could materially disrupt our industry and our business and operations, and have a material adverse effect on our business, financial condition and results of operations. For example, these events could cause a temporary closure of the facilities we use for our operations, affect the health of our employees and their work efficiency, significantly disrupt supply chains and logistics services or severely impact consumer behaviors and the operations of merchants, business partners and other participants in our ecosystem. Our operations could also be disrupted if any of our employees or employees of our business partners are suspected of contracting an epidemic disease, since this could require us or our business partners to quarantine some or all of these employees or disinfect the facilities used for our operations. In addition, our revenue and profitability could be materially reduced to the extent that a natural disaster, health epidemic or other outbreak or any change in regulatory, corporate and public actions in response to such event harms the global or PRC economy in general.

We depend on key management as well as experienced and capable personnel generally, and any failure to attract, motivate and retain our staff could severely hinder our ability to maintain and grow our business.

Our future success is significantly dependent upon the continued service of our key executives and other key employees. Retirements and successions could result in disruptions, or perceived disruptions, in our operations and the execution of our strategy. If we lose the services of any member of management or key personnel for any reason, we may not be able to locate suitable or qualified replacements, and may incur additional expenses to recruit and train new staff.

As our business develops and evolves, it may become difficult for us to continue to retain our employees. Changes that we make to our organizational and governance structures may negatively affect our ability to retain key talents and result in reduction in our workforce. A number of our employees, including many members of management, may choose to pursue other opportunities outside of us. If we are unable to motivate or retain these employees, our business may be severely disrupted and our prospects could suffer.

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

We process an extremely large number of transactions on a daily basis on our marketplaces and other businesses we operate, and the high volume of transactions taking place in our ecosystem and publicity about our business creates the possibility of heightened attention from the public, regulators, the media and participants in our ecosystem. Changes in our services or policies have resulted and could result in objections by members of the public, the media, including social media, participants in our ecosystem or others. We may also become subject to public scrutiny relating to our workplace environment, work culture and other practices. From time to time, these objections, complaints and negative media coverage, regardless of their veracity, may result in negative publicity or public relations crisis, which could result in regulatory inquiry or harm our reputation and brand, and adversely affect the price of our ADSs, Shares and/or other securities.

Corporate transactions we or our related parties undertake, such as changes to our corporate structures, our transactions with Ant Group, initiatives to grow our businesses, develop new business models and expand into international markets, our various business practices as well as our capital markets transactions, such as potential IPOs, spin-offs and other financings of certain of our subsidiaries, and dividends and share repurchases may also subject us to increased media exposure and public scrutiny. There can be no assurance that we would not become a target for regulatory or public scrutiny in the future or that scrutiny and public exposure would not severely damage our reputation and brand as well as our business and prospects.

In addition, our founders, directors, management and employees have been, and continue to be, subject to scrutiny by the media and the public regarding their activities in and outside of Alibaba Group, which may result in negative, unverified, inaccurate or misleading information about them being reported by the press. Negative publicity about our founders, directors, management or employees, even if unrelated to the products or services we offer, or even if untrue or inaccurate, may harm our reputation and brand, and adversely affect the price of our ADSs, Shares and/or other securities.

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

Our results of operations generally are characterized by seasonal fluctuations due to various reasons, including seasonal buying patterns and economic cyclical changes, as well as promotions on our marketplaces. Historically, the fourth quarter of each calendar year generally contributes the largest portion of our annual revenues due to a number of factors, such as merchants allocating a significant portion of their online marketing budgets to the fourth calendar quarter, promotions, such as the 11.11 Global Shopping Festival, and the impact of seasonal buying patterns in respect of certain categories such as apparel. The first quarter of each calendar year generally contributes the smallest portion of our annual revenues, primarily due to a lower level of allocation of marketing budgets by merchants at the beginning of the calendar year and the Chinese New Year holiday, during which time consumers generally spend less and businesses in China are generally closed. We may also introduce new promotions or change the timing of our promotions in ways that further cause our quarterly results to fluctuate and differ from historical patterns. In addition, seasonal weather patterns may affect the timing of buying decisions. The performance of our equity method investees, including Ant Group, may also result in fluctuations in our results of operations. Fluctuations in our results of operations related to our investments may also be because of accounting implication of remeasurement of fair values of certain equity investments and financial instruments, particularly those that are publicly traded, share-based awards and previously held equity interests upon step acquisitions, as well as accounting implication arising from loss of control of subsidiaries. Fluctuations in fair value and the magnitude of the related accounting impact are unpredictable, and may significantly affect our results of operations.

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

As of March 31, 2024, we had US$14.25 billion in aggregate principal amount of unsecured senior notes and a US$4.0 billion term loan outstanding. As of the date of this annual report, we also have a US$6.5 billion revolving credit facility that we have not yet drawn down. Under the terms of our indebtedness and under any debt financing arrangement that we may enter into in the future, we are, and may be in the future, subject to covenants that could, among other things, restrict our business and operations. If we breach any of these covenants, our lenders under our credit facilities and holders of our unsecured senior notes will be entitled to accelerate our debt obligations. Any default under our credit facilities or unsecured senior notes could require that we repay these debts prior to maturity as well as limit our ability to obtain additional financing, which in turn may have a material adverse effect on our cash flow and liquidity. We also provide a guarantee for a credit facility of HK$6.5 billion (US$0.8 billion) in favor of Hong Kong Cingleot Investment Management Limited, a company that is partially owned by us, in connection with a logistics center development project at the Hong Kong International Airport. As of the date of this annual report, this entity has drawn down approximately HK$4.9 billion (US$0.6 billion) under this facility. In the event of default by this entity under the loan facility, we may be required to repay the full amount or a portion of the outstanding loan and interests and undertake the borrower’s other obligations under the loan facility. Enforcement against us under this guarantee and other similar arrangements we may enter into in the future could materially and adversely affect our cash flow and liquidity.

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

Our ability to access international capital and lending markets may be restricted at a time when we would like, or need, to do so, especially during times of increased volatility and reduced liquidity in global financial markets and stock markets, including due to policy changes and regulatory restrictions, which could limit our ability to raise funds. For example, capital markets transactions we undertake, such as potential IPOs, spin-offs and other financings of certain of our subsidiaries, are subject to market and economic conditions in China and globally. In addition, in response to increasing inflation, the United States Federal Reserve, along with central banks around the world, has adopted tightened monetary policies through raising interest rates or signaling expected interest hikes, which could significantly increase borrowing costs for companies. While we have been able to secure financing at similar cost range, there can be no assurance that financing will be available in a timely manner or in amounts or on terms acceptable to us, or at all in the future. Any failure to raise needed funds on terms favorable to us, or at all, could severely restrict our liquidity as well as have a material adverse effect on our business, financial condition and results of operations. Moreover, any issuance of equity or equity-linked securities, including issuances of share-based awards under our equity incentive plans, could result in significant dilution to our existing shareholders.

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

We are incorporated in the Cayman Islands with no business operations. We conduct substantially all of our operations in China through our subsidiaries and the VIEs. We do not and are not, and holders of our ADSs and ordinary shares do not and are not, legally permitted to have any, or more than the permitted percentage of, equity interest in the VIEs due to current PRC laws and regulations restricting foreign ownership and investment. As a result, we provide services that may be subject to such restrictions in the PRC through the VIEs, and we operate our businesses in the PRC through certain contractual arrangements with the VIEs. For a summary of such contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements among Our Subsidiaries, the Variable Interest Entities and Variable Interest Entity Equity Holders.” Our ADSs and ordinary shares are equity securities of a Cayman Islands holding company rather than equity securities of our subsidiaries and the VIEs.

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

The VIE structure has been adopted by many China-based companies, including us and certain of our equity method investees, to obtain and maintain licenses and permits necessary to operate in industries that currently are subject to restrictions on or prohibitions for foreign investment in China. The MOFCOM published a discussion draft of the proposed Foreign Investment Law in January 2015, or the 2015 Draft PRC Foreign Investment Law, according to which, VIEs that are controlled via contractual arrangements would be deemed as foreign-invested enterprises, if they are ultimately “controlled” by foreign investors. In March 2019, the National People’s Congress promulgated the 2019 PRC Foreign Investment Law. In December 2019, the State Council of the PRC promulgated the Implementing Rules of the Foreign Investment Law of the People’s Republic of China, or the Implementing Rules, to further clarify and elaborate upon relevant provisions of the 2019 PRC Foreign Investment Law. The 2019 PRC Foreign Investment Law and the Implementing Rules both became effective on January 1, 2020 and replaced major former laws and regulations governing foreign investment in the PRC. See “Item 4. Information on the Company — B. Business Overview — Regulation — Other Regulations — Regulation of Foreign Investment.” As the 2019 PRC Foreign Investment Law has a catch-all provision that broadly defines “foreign investments” as those made by foreign investors in China through methods as specified in laws, administrative regulations, or as stipulated by the State Council of the PRC, relevant government authorities may promulgate additional rules and regulations as to the interpretation and implementation of the 2019 PRC Foreign Investment Law. In particular, there can be no assurance that the concept of “control” as reflected in the 2015 Draft PRC Foreign Investment Law, will not be reintroduced, or that the VIE structure adopted by us will not be deemed as a method of foreign investment by other laws, regulations and rules.

Furthermore, on December 19, 2020, the NDRC and the MOFCOM promulgated the Foreign Investment Security Review Measures, which took effect on January 18, 2021. Under the Foreign Investment Security Review Measures, investments in military, national defense-related areas or in locations in proximity to military facilities, or investments that would result in acquiring the actual control of assets in certain key sectors, such as critical agricultural products, energy and resources, equipment manufacturing, infrastructure, transport, cultural products and services, IT, Internet products and services, financial services and technology sectors, are required to be approved by designated governmental authorities in advance. Although the term “investment through other means” is not clearly defined under the Foreign Investment Security Review Measures, we cannot rule out the possibility that control through contractual arrangement may be regarded as a form of actual control and therefore require approval from the competent governmental authority. There are great uncertainties with respect to the interpretation and implementation of the Foreign Investment Security Review Measures. Accordingly, there are substantial uncertainties as to whether the VIE structure adopted by us may be deemed as a method of foreign investment in the future. If the VIE structure adopted by us were to be deemed as a method of foreign investment under any future laws, regulations and rules, and if any of our business operations were to fall under the “Negative List” for foreign investment, we would need to take further actions in order to comply with these laws, regulations and rules, which may materially and adversely affect our current corporate structure, business, financial condition and results of operations.

Our contractual arrangements may not be as effective in providing control over the VIEs as direct ownership.

We rely on contractual arrangements with the VIEs to operate part of our Internet businesses in China and other businesses in which foreign investment is restricted or prohibited. We and, through us, our shareholders do not own any equity interests in these VIEs. For a description of these contractual arrangements, see “Item 4. Information on the Company — C. Organizational Structure — Contractual Arrangements among Our Subsidiaries, the Variable Interest Entities and Variable Interest Entity Equity Holders.” These contractual arrangements may not be as effective as direct ownership in providing us with control over the VIEs.

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

While the PRC economy has experienced significant growth in the past four decades, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall PRC economy, but may also have a negative effect on us. Our financial condition and results of operations could be materially and adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. In addition, the PRC government has implemented in the past certain measures, including interest rate increases, to manage the pace of economic growth and prevent the economy from overheating. Any prolonged slowdown in the economy could lead to a reduction in demand for our services and consequently have a material adverse effect on our businesses, financial condition and results of operations.

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

In addition, the PRC government has significant influence over business activities and, to further regulatory and societal goals, has become more involved in regulating China-based companies, including us. For example, in recent years the PRC government, has enhanced regulation in areas such as anti-monopoly, anti-unfair competition, cybersecurity and data privacy. In addition, the PRC government has also published policies that significantly affected the Internet industries and certain other industries, including industries that we operate in, and in the future it may implement other policies or regulations that may have a significant adverse impact on us or industries that we operate in. Moreover, the PRC government has strengthened the administration over illegal securities activities and the supervision on overseas listings by China-based companies and issued new filing obligations and approval requirements in connection with offshore offerings, which will increase our regulatory compliance costs and may limit or hinder our ability and the ability of our subsidiaries to offer or continue to offer securities to investors and cause the value of our securities, including our ADSs, to significantly decline or become worthless. See “— Risks Related to Doing Business in the People’s Republic of China — The approval, filing or other requirements of the CSRC or other PRC regulatory authorities may be required under PRC law in connection with any future issuance of securities overseas, and, if required, we cannot predict whether or for how long we or our subsidiaries will be able to obtain such approval or complete such filing.” The Chinese government may further promulgate relevant laws, rules and regulations that may impose additional and significant obligations and liabilities on Chinese companies. These laws and regulations can be complex and stringent, and many are subject to change and uncertain interpretation, which could result in claims, change to our data and other business practices, regulatory investigations, penalties, increased cost of operations, or declines in user growth or engagement, or otherwise affect our business. It is uncertain whether or how these new laws, rules and regulations and the interpretation and implementation thereof may affect us, but among other things, our ability and the ability of our subsidiaries to obtain external financing through the issuance of equity securities overseas could be negatively affected and as a result, the trading prices of our ADSs and Shares to could significantly decline or become worthless.

The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements, and the inability of the PCAOB to conduct inspections over our auditor in the future may deprive our investors of the benefits of such inspections.

PricewaterhouseCoopers Zhong Tian LLP, our auditor, is required under U.S. law to undergo regular inspections by the PCAOB. Prior to 2022, the PCAOB was unable to conduct inspections of the audit work and practices of PCAOB-registered audit firms within the PRC on a basis comparable to other non-U.S. jurisdictions without approval from the Chinese government authorities, and as we have substantial operations in the PRC, the PCAOB was unable to fully inspect our auditor and its audit work. As a result, investors of our ADSs, Shares and/or other securities did not have the benefit of such inspections. Inspections of auditors conducted by the PCAOB outside of China have at times identified deficiencies in those auditors’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The inability of the PCAOB to conduct full inspections of auditors in China in the past made it more difficult for it to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections, which could cause investors of our ADSs, Shares and/or other securities to lose confidence in the audit procedures of our auditor and our reported financial information and the quality of our financial statements. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in Chinese mainland and Hong Kong in 2022. Over the past year, PCAOB has increased its scrutiny over the audit work of China-based accounting firms, and imposed penalties on several accounting firms based in mainland China and Hong Kong. Specifically, on May 10, 2023, the PCAOB released inspection reports for two accounting firms in mainland China and Hong Kong, both reports show deficiencies that PCAOB staff believe the audit firms failed to obtain sufficient appropriate audit evidence to support their work on their clients’ financial statements or internal control over financial reporting. Any regulatory scrutiny, penalty or actions to which our auditors are subject, particularly by regulators in the United States, Chinese Mainland or Hong Kong SAR may negatively affect us and cause investors of our ADSs, Shares and/or other securities to lose confidence in the audit procedures of our auditor and our reported financial information and the quality of our financial statements. Moreover, it is uncertain whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in Chinese mainland and Hong Kong in the future, which ability depends on a number of factors beyond our, and our auditor’s, control, including the uncertainties surrounding the relationship between China and the United States.

Our ADSs will be delisted and our ADSs and shares prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, as amended, if the PCAOB is unable to inspect or investigate completely auditors located in China.

In recent years, U.S. regulators have continued to express concerns about challenges in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. As part of the increased regulatory focus in the United States on access to audit information, the United States originally enacted the HFCA Act in December 2020. The HFCA Act includes requirements for the SEC to identify issuers whose audit reports are prepared by auditors that the PCAOB is unable to inspect or investigate completely because of a restriction imposed by a non-U.S. authority in the auditor’s local jurisdiction. The HFCA Act also requires public companies on this SEC list to certify that they are not owned or controlled by a foreign government and make certain additional disclosures in their SEC filings. In addition, if the auditor of a U.S.

listed company is not subject to PCAOB inspections for three consecutive “non-inspection” years after the law becomes effective, the SEC is required to prohibit the securities of such issuer from being traded on a U.S. national securities exchange, such as the NYSE, or in U.S. over-the-counter markets. On December 29, 2022, the United States enacted the Consolidated Appropriations Act, 2023, which amended the HFCA Act to require the SEC to prohibit an issuer’s securities from trading in the United States if its auditor is not subject to PCAOB inspections for two consecutive “non-inspection” years instead of three. On December 16, 2021, the PCAOB issued its report notifying the SEC of its determination that it was unable to inspect or investigate completely registered public accounting firms headquartered in Chinese mainland or Hong Kong. Subsequently on August 22, 2022, the SEC added us to its conclusive list of issuers identified under the HFCA Act, or Commission-Identified Issuers, following the filing of our annual report on Form 20-F with the SEC on July 26, 2022, indicating that it has determined that Alibaba Group filed an annual report with an audit report by a registered public accounting firm, whose audit work papers cannot be fully inspected or investigated by the PCAOB for the fiscal year ended March 31, 2022. With the above identification, 2022 was a “non-inspection” year for our company.

On August 26, 2022, the PCAOB signed a Statement of Protocol with the CSRC and the Ministry of Finance, taking the first step towards opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in Chinese mainland and Hong Kong. Following that, on December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in Chinese mainland and Hong Kong in 2022. The PCAOB vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in Chinese mainland and Hong Kong. For this reason, we were not identified as a Commission-Identified Issuer following the filing of our annual report in 2023, and we do not expect to be identified as a Commission-Identified Issuer following the filing of this annual report in 2024. However, it is uncertain whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in Chinese mainland and Hong Kong in the future, which ability depends on a number of factors beyond our, and our auditor’s, control, including the uncertainties surrounding the relationship between China and the United States. If in the future the PCAOB finds that it is unable to completely inspect and investigate registered public accounting firms headquartered in Chinese mainland or Hong Kong, the PCAOB may act immediately to consider the need to issue new determinations consistent with the HFCA Act, and we may be identified as a Commission-Identified Issuer again. In accordance with the HFCA Act as amended by the Consolidated Appropriations Act, 2023, if the PCAOB is unable to continue to inspect or investigate completely registered public accounting firms headquartered in Chinese mainland or Hong Kong, including our independent registered public accounting firm, for two consecutive years, our securities (including our ADSs and Shares) would be delisted from the NYSE and will be prohibited from trading on other U.S. stock exchanges and “over-the-counter” in the U.S. Delisting of our ADSs would force our U.S.-based shareholders to sell their ADSs or convert them into Shares listed in Hong Kong. Although we are listed in Hong Kong, investors may face difficulties in migrating their underlying ordinary shares to Hong Kong, or may have to incur increased costs or suffer losses in order to do so. The risk and uncertainty associated with delisting of our securities or other anticipated negative impacts of the HFCA Act upon and investor sentiment towards China-based companies listed in the United States would have a negative impact on the price of our ADSs and Shares, and may significantly affect our ability to raise capital in the future, which would have a material adverse impact on our business, financial condition, and prospects.

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

Any failure to comply with PRC regulations regarding our or our subsidiaries’ employee equity incentive plans may subject the PRC participants in the plans, us or our overseas and PRC subsidiaries to fines and other legal or administrative sanctions.

Pursuant to SAFE Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly-listed companies may, prior to the exercise of an option, submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies. In the meantime, our directors, executive officers, other employees and those of our subsidiaries’ who are PRC citizens or who are non-PRC citizens residing in the PRC for a continuous period of not less than one year, subject to limited exceptions, and whom we or our overseas listed subsidiaries have granted RSUs, options or restricted shares, may follow the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, issued by SAFE in February 2012, to apply for the foreign exchange registration. According to those regulations, employees, directors and other management members participating in any stock incentive plan of an overseas publicly listed company who are PRC citizens or who are non-PRC citizens residing in China for a continuous period of not less than one year, subject to limited exceptions, are required to register with SAFE through a domestic qualified agent, which may be a PRC subsidiary of the overseas listed company, and complete certain other procedures. Failure to complete the SAFE registrations may subject them to fines and legal sanctions and may also limit their ability to make payment under the relevant equity incentive plans or receive dividends or sales proceeds related thereto in foreign currencies, or may limit our ability and the ability of our subsidiaries to contribute additional capital into the domestic subsidiaries in China and limit the ability of the domestic subsidiaries of us and our subsidiaries to distribute dividends to us and our subsidiaries. We and our subsidiaries also face regulatory uncertainties under PRC law that could restrict our ability or the ability of our overseas listed subsidiaries to adopt additional equity incentive plans for our directors and employees who are PRC citizens or who are non-PRC citizens residing in the PRC for a continuous period of not less than one year, subject to limited exceptions.

In addition, the State Taxation Administration of the PRC, or the STA, has issued circulars concerning employee RSUs, share options or restricted shares. Under these circulars, employees working in the PRC whose RSUs or restricted shares vest, or who exercise share options, will be subject to PRC individual income tax. The PRC subsidiaries of an overseas listed company have obligations to file documents related to employee RSUs, share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees related to their RSUs, share options or restricted shares. Although we and our overseas listed subsidiaries currently withhold individual income tax from our PRC employees in connection with the vesting of their RSUs and restricted shares and their exercise of options, if the employees fail to pay, or the PRC subsidiaries fail to withhold, their individual income taxes according to relevant laws, rules and regulations, the PRC subsidiaries may face sanctions imposed by the tax authorities.

We rely to a significant extent on dividends, loans and other distributions on equity paid by our operating subsidiaries in China.

We are a holding company and rely to a significant extent on dividends, loans and other distributions on equity paid by our operating subsidiaries for our cash and financing requirements, including the funds necessary to repurchase shares, to pay dividends and other cash distributions to our shareholders, fund inter-company loans, service outstanding debt and pay our expenses. If our operating subsidiaries incur additional debt on their own, the instruments governing the debt may restrict their ability to pay dividends or make other distributions or remittances, including loans, to us. Furthermore, the laws, rules and regulations applicable to our PRC subsidiaries and certain other subsidiaries permit payments of dividends only out of their retained earnings, if any, determined in accordance with applicable accounting standards and regulations.

Under PRC laws, rules and regulations, each of our subsidiaries incorporated in China is required to set aside a portion of its net income each year to fund certain statutory reserves. These reserves, together with the registered equity, are not distributable as cash dividends. As a result of these laws, rules and regulations, our subsidiaries incorporated in China are restricted in their ability to transfer a portion of their respective net assets to their shareholders as dividends. In addition, registered share capital and capital reserve accounts are also restricted from withdrawal in the PRC, up to the amount of net assets held in each operating subsidiary. As of March 31, 2024, these restricted net assets totaled RMB317.0 billion (US$43.9 billion).

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

A number of our China operating entities enjoy these preferential tax treatments. There is no guarantee that these entities will be able to renew or maintain the above-mentioned qualifications when such qualifications expire or be able to meet new requirements under continuously evolving rules concerning preferential tax treatments, and if any of our China operating entities fails to do so, it will not be able to continue to enjoy the preferential tax treatments. For example, certain of our subsidiaries did not obtain the key software enterprise status for calendar years 2022 and 2023. The discontinuation of any of the various types of preferential tax treatment we enjoy could materially and adversely affect our results of operations. See “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Taxation — PRC Income Tax.”

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

Regulations on currency exchange or outbound capital flows may limit our ability to utilize our PRC revenue effectively.

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

Since 2016, PRC governmental authorities have imposed more stringent regulations on outbound capital flows, including heightened scrutiny over “irrational” overseas investments for certain industries, as well as over four kinds of “abnormal” offshore investments, which are:

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

On January 18, 2017, SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, or Circular 3, which, among other things, requires stricter authenticity and compliance verification of outbound investment transactions. In addition, the Outbound Investment Sensitive Industry Catalog (2018) lists certain sensitive industries that are subject to NDRC pre-approval requirements prior to remitting investment funds offshore, which subjects us to increased approval requirements and restrictions with respect to our overseas investment activity. Since a significant amount of our PRC revenue is denominated in Renminbi, any existing and future regulations on currency exchange or outbound capital flows may limit our ability to utilize revenue generated in Renminbi to fund our business activities outside of the PRC, make investments, service any debt we have incurred or may incur outside of China, including our outstanding senior notes and other debt securities we may offer in the future, repurchase shares or pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

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

A substantial percentage of our revenues and costs are denominated in Renminbi, and a significant portion of our financial assets are also denominated in Renminbi while the majority of our debt is denominated in U.S. dollars. We are a holding company and we rely on dividends, loans and other distributions on equity paid by our operating subsidiaries in China. Any significant fluctuations in the value of the Renminbi may materially and adversely affect our liquidity and cash flows. If we decide to convert our Renminbi into U.S. dollars for the purpose of repaying principal or interest expense on our outstanding U.S. dollar-denominated debt, repurchasing shares, making payments for dividends on our ordinary shares or ADSs or other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount we would receive. Conversely, to the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive. In addition, the revenues and costs of certain of our international businesses are denominated in local currencies. Fluctuations in exchange rates of these currencies against our reporting currency Renminbi will have a material adverse effect on our financial condition and results of operations. From time to time we enter into hedging activities with regard to exchange rate risk. There can be no assurance that our hedging activities will successfully mitigate these risks adequately or at all or that our counterparties will be able to perform their obligations, and in addition hedging activities may result in greater volatility in our financial results.

The approval, filing or other requirements of the CSRC or other PRC regulatory authorities may be required under PRC law in connection with any future issuance of securities overseas, and, if required, we cannot predict whether or for how long we or our subsidiaries will be able to obtain such approval or complete such filing.

PRC laws and regulations in relation to the share issuance and listing of Chinese companies overseas have been evolving. On July 6, 2021, the relevant PRC authorities issued the Opinions on Intensifying Crack Down on Illegal Securities Activities, which called for strengthening the administration over illegal securities activities and enhancing the supervision on overseas listings by Chinese companies. As a follow-up, on February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five supporting relevant guidelines, or collectively, the Overseas Listing Trial Measures, which took effect on March 31, 2023. The Overseas Listing Trial Measures clarify the scope of overseas offerings and listings by Chinese domestic companies which are subject to the filing and reporting requirements thereunder. Pursuant to the Overseas Listing Trial Measures, an overseas offering and listing by a Chinese company, including any follow-on offering, secondary listings or other equivalent offering activities, whether directly or indirectly, shall be filed with the CSRC. Specifically, a Chinese company whose securities had already been listed overseas prior to the effectiveness of the Overseas Listing Trial Measures is required to file with the CSRC with respect to any follow-on offering in the same overseas market where its securities are listed within three business days after completion of such follow-on offering. The Overseas Listing Trial Measures have also imposed additional reporting obligations on listed companies upon the occurrence of certain circumstances, including but not limited to change of controlling interest and delisting. See “Item 4. Information on the Company — B. Business Overview — Regulation — Other Regulations — Regulation of Overseas Listing.” There are substantial uncertainties as to the interpretation and implementation of these recently promulgated laws and regulations. If we fail to properly or timely complete the reporting procedures with the CSRC upon the occurrence of the circumstances stipulated in the Overseas Listing Trial Measures, or the filing procedures with the CSRC for our future securities offerings and listings outside of Chinese mainland, we may be subject to penalties, sanctions and fines imposed by the CSRC and relevant departments of the State Council.

PRC regulatory authorities have also promulgated laws and regulations relating to cybersecurity review of Chinese companies listing overseas. According to the Revised Cybersecurity Review Measures, any network platform operator possessing over one million users’ individual information must apply for cybersecurity review before listing abroad, and the Draft Cyber Data Security Regulations, also set forth different scenarios where data processors are required to apply for cybersecurity review, including, among others, overseas listing while processing over one million users’ personal information, Hong Kong listing that affects or may affect national security, and other data processing activities that affect or may affect national security. There is no definite timetable as to when the Draft Cyber Data Security Regulations will be enacted. PRC laws and regulations relating to cybersecurity review are relatively new, and the applicable scope of these laws and regulations remains uncertain and is subject to further clarifications from PRC regulators. As we may conduct follow-on offerings and our subsidiaries may seek listing overseas in the future, we and our subsidiaries may be required to apply for cybersecurity review in accordance with the Revised Cybersecurity Review Measures or the Draft Cyber Data Security Regulations, if adopted, before offerings and listings, as applicable. Failure to comply with these laws and regulations may subject us or our subsidiaries to penalties including fines, suspension of business, prohibition against new user registration and revocation of required licenses. These new and evolving regulatory requirements could significantly increase our regulatory compliance costs, and it is uncertain whether we can, or how long it will take us to, obtain the relevant approval or complete the relevant reviews and filings for any offshore offerings, which would limit or hinder our ability to continue to offer securities to investors and the ability of our subsidiaries to seek IPOs or continue to offer securities to investors. Any uncertainties or negative publicity regarding such approval, reviews and filings could materially and adversely affect our business, prospects, reputation, and the trading prices of our ADSs and/or Shares.

In addition, on February 24, 2023, the CSRC and other PRC governmental authorities jointly issued the revised Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic

Companies, or the Revised Confidentiality Provisions, which took effect on March 31, 2023. According to the Revised Confidentiality Provisions, Chinese companies that directly or indirectly conduct overseas offerings and listings, shall strictly abide by the laws and regulations on confidentiality when providing or publicly disclosing, either directly or through their overseas listed entities, materials to securities service providers. In the event that such materials contain state secrets or working secrets of government agencies, companies shall first obtain approval from and file with relevant authorities. Any enterprise or individual that violates laws and regulations governing the protection of state secrets and archives administration in overseas securities offering and listing activities by Chinese enterprises may be subject to administrative or criminal liabilities. See “Item 4. Information on the Company — B. Business Overview — Regulation — Other Regulations — Regulation of Overseas Listing.”

Risks Related to Our ADSs and Shares

The trading prices of our ADSs and Shares have been and are likely to continue to be volatile, which could result in substantial losses to holders of our ADSs and/or Shares.

The trading prices of our ADSs and Shares have been and is likely to continue to be volatile and could fluctuate widely in response to a variety of factors, many of which are beyond our control. For example, the high and low closing prices of our ADSs on the NYSE in fiscal year 2024 were US$102.74 and US$68.05, respectively. Likewise, the high and low closing prices of our Shares on the Hong Kong Stock Exchange during fiscal year 2024 were HK$99.30 and HK$65.45, respectively. In addition, the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in Hong Kong and/or the United States may affect the volatility in the prices of and trading volumes for our ADSs and/or Shares. Some of these companies have experienced significant volatility. The trading performances of these companies’ securities may affect the overall investor sentiment towards other companies with business operations located mainly in China and listed in Hong Kong and/or the United States and consequently may impact the trading performance of our ADSs and/or Shares. In addition to market and industry factors, the prices and trading volumes for our ADSs and/or Shares may be highly volatile for specific reasons, including:

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
•
announcements made by us or our competitors of new product and service offerings, technologies, acquisitions, strategic relationships, joint ventures or capital commitments;
•
media and other reports, whether or not comprehensive or true, about our business, our lead founder Jack Ma or other directors and management, Ant Group or our ecosystem participants, changes in our corporate structure, capital markets and other financing transactions, planned conversion to primary listing in Hong Kong, including negative reports published by short sellers, regardless of their veracity or materiality to us;
•
timing of our planned conversion to primary listing in Hong Kong;
•
litigation and regulatory allegations, inspections, investigations, proceedings or enforcements that involve us or our ecosystem participants, including our third-party service providers, such as our professional service providers including financial institutions, accountants, auditors, legal counsel and other professional service providers;
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

•
political or market instability or disruptions, pandemics or epidemics and other disruptions to China’s economy or the global economy, and actual or perceived social unrest in the United States, Hong Kong or other jurisdictions;
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

Changes to our shareholder return initiatives may adversely affect the trading prices of our ADSs and Shares.

We have implemented shareholder return initiatives through share repurchases and dividends. We continually assess our shareholder return initiatives based on a number of factors, including without limitation, business fundamentals, capital requirements and financial conditions, and may adjust our shareholder return initiatives from time to time.

Adjustments to our shareholder return initiatives that result in any reduction in share repurchases or dividends may harm our reputation and investor confidence in us, which could adversely affect the trading prices of our ADSs, Shares or other securities.

An active trading market for our ordinary shares on the Hong Kong Stock Exchange, our ADSs on the NYSE and/or our other securities might not be sustained and trading prices of our ordinary shares, ADSs and/or our other securities might fluctuate significantly.

Since our listing in Hong Kong in 2019, we have consistently been one of the most actively-traded companies on the Hong Kong Stock Exchange. However, we cannot assure you that an active trading market for our ordinary shares on the Hong

Kong Stock Exchange will be sustained. In addition, we cannot assure you that an active trading market for our ADSs on the NYSE or for our other securities will be sustained. For example, since our listing in Hong Kong in 2019, investors have been converting our ADSs into Shares listed in Hong Kong and vice versa. If our investors convert a significant portion of our ADSs into Shares listed in Hong Kong or if such conversions happen suddenly or at a rapid pace, the price and liquidity of our ADSs could be severely impacted. The trading price or liquidity for our ADSs on the NYSE and the trading price or liquidity for our ordinary shares on the Hong Kong Stock Exchange in the past might not be indicative of those of our ADSs on the NYSE and our ordinary shares on the Hong Kong Stock Exchange in the future. In addition, legislation, executive orders and other regulatory actions, such as the HFCA Act and U.S. Executive Order 13959, may cause our ADSs to be delisted from the NYSE. See “— Risks Related to Doing Business in the People’s Republic of China — Our ADSs will be delisted and our ADSs and shares prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, as amended, if the PCAOB is unable to inspect or investigate completely auditors located in China.” See also “— Risks Related to Our Business and Industry — Changes in national trade or investment policies and barriers to trade or investment, and any ongoing geopolitical conflict, may have an adverse effect on our business and expansion plans, and could lead to the delisting of our securities from U.S. exchanges and/or other restrictions or prohibitions on investing in our securities.” If an active trading market of our ordinary shares on the Hong Kong Stock Exchange, our ADSs on the NYSE or our other securities is not sustained, the market price and liquidity of our ordinary shares, our ADSs or our other securities, could be materially and adversely affected, and there may be difficulties in enforcing obligations with respect to our other securities.

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

The different characteristics of the capital markets in Hong Kong and the U.S. may negatively affect the trading prices of our ADSs and Shares.

As a dual-listed company, we are subject to Hong Kong and NYSE listing and regulatory requirements concurrently. The Hong Kong Stock Exchange and the NYSE have different trading hours, trading characteristics (including trading volume and liquidity), trading and listing rules, transaction costs and investor bases (including different levels of retail and institutional participation). As a result of these differences, the trading prices of our ADSs and our Shares may not be the same, even allowing for currency differences. Fluctuations in the price of our ADSs due to circumstances peculiar to the U.S. capital markets could materially and adversely affect the price of the Shares, or vice versa. Certain events having significant negative impact specifically on the U.S. capital markets may result in a decline in the trading price of our Shares notwithstanding that such event may not impact the trading prices of other securities listed in Hong Kong generally or to the same extent, or vice versa.

We may in the future conduct a public offering and listing of our equity securities in Shanghai or Shenzhen, which may result in increased regulatory scrutiny and compliance costs as well as increased fluctuations in the prices of our ADSs and Shares.

We may conduct a public offering and/or listing of our equity securities on a stock exchange in Shanghai or Shenzhen in the future. We have not set a specific timetable or decided on any specific form for an offering in Shanghai or Shenzhen and may not ultimately conduct an offering and listing. The precise timing of the offering and/or listing of our equity securities in Shanghai or Shenzhen would depend on a number of factors, including relevant regulatory developments and market conditions. If we complete a public offering or listing in Shanghai or Shenzhen, we would become subject to the applicable laws, rules and regulations governing public companies listed in Shanghai or Shenzhen, in addition to the various laws, rules and regulations that we are subject to in the United States and Hong Kong as a dual-listed company. The listing and trading of our equity securities in multiple jurisdictions and multiple markets may lead to increased compliance costs for us, and we may face the risk of significant intervention by regulatory authorities in these jurisdictions and markets.

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

We are incorporated in the Cayman Islands and conduct a substantial portion of our operations in China through our subsidiaries and the VIEs. Most of our directors and substantially all of our executive officers reside outside the United States and Hong Kong and a substantial portion of their assets are located outside of the United States and Hong Kong. As a result, it may be difficult or impossible for our shareholders (including holders of our ADSs and Shares) to bring an action against us or against these individuals in the Cayman Islands or in China in the event that they believe that their rights have been infringed under the securities laws of the United States, Hong Kong or otherwise. Even if shareholders are successful in bringing an action of this kind, the laws of the Cayman Islands and China may render them unable to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, Hong Kong or Chinese mainland, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

Our corporate affairs are governed by our Memorandum and Articles of Association, and by the Companies Act as well as common law of the Cayman Islands. The rights of shareholders to take legal action against us and our directors, actions by minority shareholders and the fiduciary duties of our directors are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which provides persuasive, but not binding, authority in a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States and Hong Kong. In particular, the Cayman Islands has a less-developed body of securities laws than the United States and Hong Kong and provides significantly less protection to investors. In addition, shareholders in Cayman Islands companies may not have standing to initiate a shareholder derivative action in U.S. federal courts or Hong Kong courts.

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

Furthermore, due to jurisdictional limitations, matters of comity and various other factors, the ability of U.S. authorities, such as the SEC and the U.S. Department of Justice, or the DOJ, to investigate and bring enforcement actions against companies may be limited in foreign jurisdictions, including China. Local laws may constrain our and our directors’ and officers’ ability to cooperate with such an investigation or action. For example, according to Article 177 of the PRC Securities Law, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigations or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide documents or materials relating to securities business activities to overseas parties. As a result of the foregoing, our public shareholders may have more difficulty in protecting their interests through actions against us, our management, our directors, our officers or our major shareholders, than they otherwise would with respect to a corporation incorporated in a jurisdiction in the United States or Hong Kong. Shareholder protection through actions by the SEC, the DOJ and other U.S. authorities also may be limited.

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

We completed our public offering in Hong Kong in November 2019 and the trading of our Shares on the Hong Kong Stock Exchange commenced on November 26, 2019 under the stock code “9988.” On June 19, 2023, we announced the addition of a Renminbi counter for trading our shares under the stock code “89988.” As a company listed on the Hong Kong Stock Exchange pursuant to Chapter 19C of the Hong Kong Listing Rules, we are not subject to certain provisions of the Hong Kong Listing Rules pursuant to Rule 19C.11, including, among others, rules on notifiable transactions, connected transactions, share schemes, content of financial statements as well as certain other continuing obligations. In addition, in connection with the listing of our Shares on the Hong Kong Stock Exchange, we have been granted a number of waivers and/or exemptions from strict compliance with the Hong Kong Listing Rules, the Companies (WUMP) Ordinance, the Takeovers Codes and the SFO. As a result, we have adopted different practices as to those matters, including with respect to the content and presentation of our annual reports and interim reports, as compared with other companies listed on the Hong Kong Stock Exchange that do not enjoy those exemptions or waivers.

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

There is no direct trading or settlement between the NYSE and the Hong Kong Stock Exchange on which our ADSs and the Shares are respectively traded. In addition, the time differences between Hong Kong and New York and unforeseen market circumstances or other factors may delay the deposit of Shares in exchange of ADSs or the withdrawal of Shares underlying the ADSs. Investors will be prevented from settling or effecting the sale of their securities during such periods of delay. In addition, there is no assurance that any exchange of Shares into ADSs (and vice versa) will be completed in accordance with the timelines investors may anticipate.

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

Based on the composition of our income and assets, and the valuation of our assets, including goodwill, we do not believe we were a passive foreign investment company, or PFIC, for our most recent taxable year ended March 31, 2024, although there can be no assurance in this regard. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets and the valuation of our assets from time to time. Specifically, we will be classified as a PFIC for United States federal income tax purposes for any taxable year if either: (i) 75% or more of our gross income for that taxable year is passive income, or (ii) at least 50% of the value (generally determined on a quarterly basis) of our assets for that taxable year is attributable to assets that produce or are held for the production of passive income, or the asset test. There is uncertainty with respect to the value of our assets that should be taken into account for purposes of the asset test, and the significant volatility and decline in the trading prices of our ADSs and ordinary shares in recent years have increased the risk that we were or could be treated as a PFIC for our most recent taxable year. There also can be no assurance that we will not be a PFIC for the current or any future taxable year. In particular, any further decline in the trading price of our ADSs and ordinary shares may result in our becoming a PFIC. See “Item 10. Additional Information — E. Taxation — Material United States Federal Income Tax Considerations — Passive Foreign Investment Company.”

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

If we are or were to become a PFIC, there may be adverse United States federal income tax consequences to our shareholders and holders of our ADSs that are United States investors. For example, if we are a PFIC for any taxable year during which any such United States investor holds our ADSs or ordinary shares, such United States investor may become subject to increased tax liabilities under United States federal income tax laws and regulations, and will become subject to burdensome reporting requirements. See “Item 10. Additional Information — E. Taxation — Material United States Federal Income Tax Considerations — Passive Foreign Investment Company.” You are urged to consult your own tax advisors concerning the United States federal income tax consequences of the application of the PFIC rules.

There is uncertainty as to whether Hong Kong stamp duty will apply to the trading or conversion of our ADSs.

We have established a branch register of members in Hong Kong, or the Hong Kong share register. Our ordinary shares that are traded on the Hong Kong Stock Exchange are registered on the Hong Kong share register, and the trading of these ordinary shares on the Hong Kong Stock Exchange are subject to the Hong Kong stamp duty. Under the Hong Kong Stamp Duty Ordinance, any person who effects any sale or purchase of Hong Kong stock, defined as stock the transfer of which is required to be registered in Hong Kong, is required to pay Hong Kong stamp duty. To facilitate ADS-ordinary share conversion and trading between the NYSE and the Hong Kong Stock Exchange, we have moved a portion of our issued ordinary shares from our Cayman share register to our Hong Kong share register.

To the best of our knowledge, Hong Kong stamp duty has not been levied in practice on the trading or conversion of ADSs of companies that are listed in both the United States and Hong Kong and that have maintained all or a portion of their ordinary shares, including ordinary shares underlying ADSs, in their Hong Kong share registers. However, it is unclear whether, as a matter of Hong Kong law, the trading or conversion of ADSs of these dual-listed companies constitutes a sale or purchase of the underlying Hong Kong-registered ordinary shares that is subject to Hong Kong stamp duty. We advise investors to consult their own tax advisors on this matter. If Hong Kong stamp duty is determined by the competent authority to apply to the trading or conversion of our ADSs, the trading price and the value of your investment in our ADSs or ordinary shares may be affected.

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

Our significant subsidiaries, as that term is defined under Section 1‑02 of Regulation S‑X under the U.S. Securities Act, include the following entities:

•
Taobao Holding Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands, which is our wholly-owned subsidiary and a holding company of certain major subsidiaries of Taobao and Tmall Group and Local Services Group.
•
Taobao China Holding Limited 淘寶中國控股有限公司, a limited liability company incorporated under the laws of Hong Kong, which is a direct wholly-owned subsidiary of Taobao Holding Limited and a holding company of certain major subsidiaries of Taobao and Tmall Group and Local Services Group.
•
Alibaba.com Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands, which is our wholly-owned subsidiary and a holding company of certain major subsidiaries relating to AIDC Group and Cloud Intelligence Group.
•
Alibaba.com Investment Holding Limited, a company incorporated with limited liability under the laws of the British Virgin Islands, which is a direct wholly-owned subsidiary of Alibaba.com Limited and a holding company of certain major subsidiaries relating to AIDC Group and Cloud Intelligence Group.

•
Alibaba.com China Limited 阿里巴巴網絡中國有限公司, a limited liability company incorporated under the laws of Hong Kong, which is a direct wholly-owned subsidiary of Alibaba.com Investment Holding Limited and mainly operates back office and administrative functions.
•
Alibaba Investment Limited, a company incorporated with limited liability under the laws of the British Virgin Islands, which is our wholly-owned subsidiary and a holding company for strategic investments, the holding company of AIDC Group and major subsidiaries of Digital Media and Entertainment Group.
•
Alibaba Group Services Limited, a limited liability company incorporated under the laws of Hong Kong, which is our wholly-owned subsidiary and operates as our treasury center in Hong Kong.
•
Taobao (China) Software Co., Ltd. 淘寶(中國)軟件有限公司, a limited liability company incorporated under the laws of the PRC, which is a direct wholly-owned subsidiary of Taobao China Holding Limited and provides software and technology services for Taobao.
•
Zhejiang Tmall Technology Co., Ltd. 浙江天貓技術有限公司, a limited liability company incorporated under the laws of the PRC, which is a direct wholly-owned subsidiary of Taobao China Holding Limited and provides software and technology services for Tmall.
•
Alibaba (China) Co., Ltd. 阿里巴巴(中國)有限公司, a limited liability company incorporated under the laws of the PRC, which is a direct wholly-owned subsidiary of Alibaba Group Services Limited and is mainly involved in our strategic cooperation.
•
Alibaba (Beijing) Software Services Co., Ltd. 阿里巴巴（北京）软件軟件服務有限公司 , a limited liability company incorporated under the laws of the PRC, which is a direct wholly-owned subsidiary of Zhejiang Tmall Technology Co., Ltd. and engages in software development activities.
•
Hanbao E-Commerce Corp., an exempted company incorporated with limited liability under the laws of the Cayman Islands, which is our wholly-owned subsidiary and a holding company of certain subsidiaries.
•
Hanbao Investment Holding Limited, a company incorporated with limited liability under the laws of the British Virgin Islands, which is a direct wholly-owned subsidiary of Hanbao E-Commerce Corp. and a holding company of certain subsidiaries.
•
Hanbao China Holding Limited, a limited liability company incorporated under the laws of Hong Kong, which is a direct wholly-owned subsidiary of Hanbao Investment Holding Limited and a holding company.

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

Share Repurchase Program

In May 2019, our board of directors authorized a share repurchase program for an amount of up to US$6.0 billion over a period of two years, which has since been upsized and extended a number of times by our board of directors. Most recently, in February 2024, our board of directors authorized a further increase of US$25.0 billion to our share repurchase program effective through March 2027. See “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers” for more details.

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

In fiscal year 2024, our businesses comprise Taobao and Tmall Group, Cloud Intelligence Group, Alibaba International Digital Commerce Group, Cainiao Smart Logistics Network Limited, Local Services Group, Digital Media and Entertainment Group and All Others. An ecosystem has developed around our platforms and businesses that consists of consumers, merchants, brands, retailers, third-party service providers, strategic alliance partners and other businesses.

Taobao and Tmall Group

China Commerce Retail

We are the largest retail commerce business in the world in terms of GMV in the twelve months ended March 31, 2024, according to Analysys. Our China commerce retail businesses primarily include Taobao and Tmall, which together constitute the world’s largest digital retail business in terms of GMV for the twelve months ended March 31, 2024, according to Analysys.

Our China commerce retail business derives the majority of its revenue from customer management services. We generate customer management revenue from merchants by offering an integrated package and a comprehensive solution comprising a diverse array of services to enable them to attract, engage and retain consumers, complete transactions, improve their branding and enhance operating efficiency. Customer management revenues are charged primarily on cost-per-click (CPC) basis, cost per-thousand impressions (CPM) basis, time basis and cost-per-sale (CPS) basis.

Leveraging our product and supply chain capabilities as well as fulfillment and delivery expertise, our consumers can enjoy a broad variety of quality products and services at attractive prices with a wide selection of delivery options that satisfy their varying needs.

China Commerce Wholesale

1688.com, China’s largest integrated domestic wholesale marketplace in the twelve months ended March 31, 2024 by net revenue according to Analysys, connects wholesale buyers and sellers across a wide range of categories.

Cloud Intelligence Group

Alibaba Group is the world’s fourth largest and Asia Pacific’s largest Infrastructure-as-a-service provider by revenue in 2023 in U.S. dollars, according to Gartner’s April 2024 report (Source: Gartner®, “Market Share: Services, Worldwide, 2023”, Neha Sethi et al., 12 April 2024, Sorted by Infrastructure-as-a-Service(IaaS), Vendor Revenue Basis) (Asia Pacific refers to Mature Asia/Pacific, China(Region), Emerging Asia/Pacific and Japan(Region), and market share refers to that of Infrastructure-as-a-Service(IaaS)). Alibaba Group is also China’s largest provider of public cloud services by revenue in 2023, including PaaS and IaaS services, according to IDC (Source: IDC Semiannual Public Cloud Service Tracker, (2023Q4)). Cloud Intelligence Group offers a complete suite of cloud services, including proprietary servers, computing, storage, network, security, database, big data and AI, container, machine learning, and model training and inference, serving our ecosystem and beyond. We leverage these capabilities and technologies to provide our customers across various verticals with industry-specific solutions, enabling intelligent business decisions and operations. We believe our cloud services’ added value translates into direct and tangible results, and these services have become a critical foundation for our customers, many of whom are reputable industry leaders in their respective verticals. Our proprietary large language model (LLM), Tongyi Qianwen, has been progressively integrated into various business applications across Alibaba’s ecosystem to further enhance user experience. To enable enterprise customers to reap the benefits of AI-driven innovation, Cloud Intelligence Group has started offering its clients access to Tongyi Qianwen on the cloud, enabling them to develop customized LLM for their business scenarios.

Alibaba International Digital Commerce Group

Alibaba International Digital Commerce Group operates various retail and wholesale platforms to empower brands, merchants and SMEs to serve global buyers and consumers through wide product selection and differentiated customer experiences.

International Commerce Retail

Our International commerce retail businesses, including AliExpress, Trendyol, Lazada, Daraz and Miravia, empower brands and merchants with local market insights and critical commerce infrastructure. AliExpress, one of our international e-commerce platforms, enables global consumers to buy directly from manufacturers and distributors in China and around the world. AliExpress’ new business model, Choice, provides an enhanced experience to consumers by combining better product selection, price and quality with speed of logistics and great customer support. Trendyol, which we believe is by far the leading e-commerce platform in Türkiye in terms of both GMV and order volume in 2023, serves consumers with a broad selection of products and services through its e-commerce business as well as local consumer services for food and groceries. Consumers also enjoy the quality and convenient delivery services provided by Trendyol’s fulfillment and logistics networks. Beyond Türkiye, Trendyol has expanded to other valuable emerging markets, including the Gulf region, by leveraging its abundant product supply and fast and reliable logistics capability. Lazada, a leading e-commerce platform in Southeast Asia, serves one of the largest user bases among the global e-commerce platforms by providing consumers with access to a broad range of offerings from local SMEs, and regional and global brands. Additionally, Lazada operates one of the leading e-commerce logistics networks in Southeast Asia, which provides reliable, quality and convenient logistics services to its consumers and merchants. We also operate Daraz, a leading e-commerce platform across South Asia with key markets in Pakistan and Bangladesh. Additionally, we operate Miravia, an e-commerce platform in Spain that connects brands and content creators with consumers by providing consumers with an innovative and entertaining shopping experience.

International Commerce Wholesale

We operate Alibaba.com, China’s largest integrated international online wholesale marketplace in the twelve months ended March 31, 2024 by revenue, according to Analysys. During fiscal year 2024, buyers who sourced business opportunities or completed transactions on Alibaba.com were located across over 190 countries.

Cainiao Smart Logistics Network Limited

Our vision for our logistics services is to fulfill consumer orders within 24 hours in China and within 72 hours anywhere else in the world. To realize this vision, Cainiao has established a smart logistics network, with end-to-end logistics capabilities, on a global scale. Cainiao controls the key nodes of the logistics network to ensure service quality, efficiency and reliability, while leveraging trusted partners' capabilities to drive scalability and capital efficiency. Globally, Cainiao offers a comprehensive suite of cross-border express delivery solutions designed to meet customers' different needs and provides one-stop global supply chain solutions to empower brands and merchants to offer a close-to-local retail experience for consumers. In China, Cainiao offers end-to-end standardized supply chain solutions that can be applied on a massive scale across various industries, as well as certain vertical solutions to address the unique requirements of products that need special handling. Cainiao also offers a wide array of technology and other services to remove logistics hurdles and address unfulfilled customer needs.

Local Services Group

We leverage our proprietary mobile and online technology to enhance the efficiency, effectiveness and convenience of consumer services for both service providers and their customers in two distinct scenarios: “To-Home” and “To-Destination.”

Our “To-Home” business enables consumers to order food and beverages, groceries, FMCG, flowers and pharmaceutical products anytime and anywhere through Ele.me, a leading local services and on-demand delivery platform.

Our “To-Destination” businesses provide consumers with convenient access to quality services to and at their destinations primarily through Amap, a leading provider of mobile digital map, navigation and real-time traffic information in China. Amap provides users with a simple one-stop access point to services such as navigation, local services and ride-hailing.

Digital Media and Entertainment Group

Digital Media and Entertainment Group is an extension of our strategy to capture consumption opportunities beyond our commerce businesses. Insights we gain from our commerce businesses and our proprietary data technology enable us to deliver relevant digital media and entertainment content to our consumers, which drives a superior entertainment experience, increases customer loyalty and improves monetization for content providers across the ecosystem.

Digital Media and Entertainment Group comprises the platforms of Youku and Alibaba Pictures, including its wholly-owned subsidiary Damai. Youku, a leading online long-form video platform in China, provides users with captivating online media and interactive experience through its high-quality content, and also promotes the transformation of the media industry by applying AI technologies. Alibaba Pictures, including its wholly-owned subsidiary Damai, provides content production, promotion and distribution, performance and event ticketing management, intellectual property-related licensing and commercial operation, cinema ticketing management and Internet data services for the entertainment industry. Through Youku and Alibaba Pictures, Digital Media and Entertainment Group extends its reach across online and offline entertainment channels, allowing users to discover and enjoy content as well as interact with each other.

All Others

We continue to innovate and develop new service and product offerings with the goals of meeting the evolving needs of our customers, improving efficiency in their daily lives and creating synergies among our ecosystem participants. DingTalk is our intelligent collaboration workplace and enterprise management platform that offers new ways of working, sharing and collaboration for enterprises and organizations. Quark is a leading information services platform for young users in China and provides users with a one-stop platform for information search, storage and consumption.

Our Ecosystem

An ecosystem has developed around our platforms and businesses, consisting of consumers, merchants, brands, retailers, third-party service providers, strategic alliance partners and other businesses. At the nexus of this ecosystem are our technology platform, our marketplace rules and the role we play in connecting these participants to make it possible for them to discover, engage and transact with each other and manage their businesses anytime and anywhere. Much of our effort, time and energy is spent on initiatives that are for the greater good of the ecosystem and on balancing the interests of its participants. We feel a strong responsibility for the continued development of the ecosystem and we take ownership in this development. Accordingly, we refer to this as “our ecosystem.” Our ecosystem has strong self-reinforcing network effects benefiting its various participants, who are in turn invested in our ecosystem’s growth and success.

The following chart sets forth our main businesses for fiscal year 2024 by segment:

Our Strategies

In an increasingly complex world, digital adoption and transformation of our customers are accelerating across different industries. On the consumer retail side, online shopping is no longer deemed merely as a purchase behavior by the consumers but also has been adopted as a necessary sales channel by brick-and-mortar retailers. For enterprises and organizations, digital transformation is accelerating as technology changes the way people live and work. Generative AI, an innovative technology enabled by LLMs, provides innovative ways to elevate productivity to a new level, further accelerating digital transformation of enterprises and organizations.

While such transformation presents tremendous opportunities, it requires us to be more focused, innovative and agile in establishing strategic priorities and strengthening our competitive advantages. To this aim, we have proactively transformed our organization through a new organizational and governance structure to place more focus on our core business, infuse more agility into decision making process and further unlock value for our shareholders. We believe our new structure will continue to empower all of our businesses to respond quickly to industry transformation and promote innovation.

With our environmental, social and governance responsibilities as the foundation of our long-term strategy, we strive to strengthen our leadership and build core capabilities in three strategic areas: consumption, cloud, and globalization.

Consumption

Consumption continues to present significant opportunities in China and globally.

China’s digital consumption market has evolved into a market that boasts differentiated value propositions for consumers with multi-tiered spending power. While our annual active consumer base already captures the vast majority of Internet users with meaningful spending power, we believe there still remains significant growth opportunities in wallet share expansion. To capture these opportunities, we adopt a consumer-centric strategy and focus on prioritizing and enhancing shopping experience for our consumers.

To improve shopping experience for our consumers, we continue to develop the Taobao app that provides our consumers with a vast range of quality products and services at attractive prices. Our commitment to building a comprehensive digital consumption platform that caters to all aspects of consumer needs is unwavering.

Through the Taobao app, we will continue to execute a multi-tiered marketing strategy to acquire and retain consumers with different spending power, consumption behavior and taste. We focus on enriching an immersive and interactive consumer experience with highly engaging, consumption-related contents and quality services. We will continue to enhance consumer experience and enable new consumption models to better serve the evolving needs of consumers. We will also further strengthen our supply chain capabilities to improve the competitiveness of our products and enhance penetration in categories that are essential to our consumers’ daily lives.

Across our efforts of executing a multi-tiered strategy to cater to all aspects of consumption needs, we view price competitiveness as a vital value proposition to our consumers. To make the price of our products more appealing to our consumers, we continue to leverage our position as China’s leading digital retail platform to further improve the efficiency of our service offerings and supply chain capabilities. Through Cainiao, our established hybrid delivery network, we strive to improve our consumers’ shopping experience via a more reliable and multi-tiered delivery experience. Going forward, we will also continue to invest in key capabilities such as AI technologies to further improve shopping experience for our consumers.

We will discuss the consumption opportunity outside of China under the globalization strategy.

Cloud

We believe digitalization presents the biggest business opportunity of our time, and cloud computing plays a fundamental role in digital transformation across various industries. Cloud infrastructure enables traditionally unstructured, undiscovered and underutilized data to be captured, activated and harnessed as a new source of intelligence to help businesses make decisions, improve operating efficiency and grow. It also provides higher cost effectiveness and therefore is rapidly replacing traditional IT infrastructure. Enabled by generative AI, digitalization at enterprises and organizations is expected to further accelerate to fuel higher level of operating efficiency and business growth. To capture the tremendous opportunities presented by digitalization in the new era of generative AI, we have established a two-pronged strategy to improve operating efficiency and enhance our core product offerings to strengthen our market leadership as a global cloud service provider and fuel high-quality growth going forward.

First, our growth strategy will be unswervingly driven by our technological capabilities in AI. We believe the cloud industry is at an inflection point to further accelerate its transition from traditional computing to accelerated computing. This transition will drive incremental business demand and opportunities for a full suite of our enterprise cloud services. Under this belief, we aim to increase investments into AI technologies and enable our cloud service offerings with AI capabilities, in the hope of better addressing the incremental business demand driven by generative AI. Meanwhile, we will stay committed to building a reliable and efficient infrastructure network to empower our customers and ecosystem partners, and support the growth of their businesses.

Second, we will focus on prioritizing growth initiatives in our public cloud core business. We believe that, by scaling our public cloud business, we will not only be able to improve the quality of earnings in the short term but also reap more benefits from economy of scale in the long run. Therefore, we will continue to invest into the core products of public cloud offerings and gradually exit certain project-based businesses with suboptimal rate of return.

Globalization

Despite evolving complexities in the global macro environment, we remain firmly committed to providing a multi-tiered suite of product and service offerings to our consumers worldwide, and empowering our global merchants and partners. Our core globalization strategies are supported by our robust ecosystem of consumption and technology.

First, we are dedicated to building a leading digitalized global supply chain network. Leveraging our established supply network with a vast variety of product supplies and our global logistics network, we aim to integrate and upgrade the two networks into a digitalized global supply chain network anchored by key local merchandise and logistics hubs covering respective overseas markets. Second, we will continue to invest in AI and digitalized retail technologies, to facilitate operational synergies across different operating platforms and markets, and further spur innovation for consumer experience. Third, we will focus our efforts on key strategic markets such as Southeast Asia and Europe and strategically pursue growth opportunities with ideal return on investments. We believe that most of our key strategic markets' e-commerce penetration rates still present significant headroom for growth. Basing off our established business footprints and foundations, assessments on growth potential of respective local markets and our strategic priorities, we hope to increase our investments into certain regional markets to gradually upgrade our localization capabilities.

Environmental, Social and Governance Responsibilities

ESG, as the foundation of our long-term strategy, not only provides a framework for solving a series of global challenges, but is fundamental to Alibaba's journey towards lasting 102 years. We believe we can only create and sustain a profitable and prosperous business by bringing positive changes to the society. We are committed to assuming greater responsibility while pursuing business excellence as the operator of a platform economy. See “— Environmental, Social and Governance (ESG).”

Our Businesses

Taobao and Tmall Group

China Commerce Retail

We operate the largest retail commerce business in the world in terms of GMV in the twelve months ended March 31, 2024, according to Analysys. Our retail commerce businesses in China, primarily consisting of Taobao and Tmall, have become an important part of the everyday lives of consumers in China. Consumers can access our various marketplaces, channels, features and content within our ecosystem through the Taobao app. Empowered by our commerce technologies and services, we appeal to a massive base of consumers by providing them with diversified and comprehensive offerings at attractive prices in highly engaging and social formats.

•
Consumers. We serve a large and diversified consumer base in China, across both large cities and less-developed areas. We believe our platforms continue to appeal to consumers at various income levels and address all aspects of consumption needs. Our ability to offer and deliver value has driven increased consumer engagement over time. Generally, the longer the consumers have been with us, the more orders they tend to place across a more diverse range of product categories. Consumers on Taobao and Tmall continue to exhibit high retention. In fiscal year 2024, the number of annual active consumers who each spent more than RMB10,000 on China commerce retail marketplaces continued to increase. For fiscal year 2024, the retention rate of annual active consumers who each spent over RMB10,000 on China commerce retail marketplaces in the prior fiscal year stayed at a similar level compared to that of fiscal year 2023.
•
Products and Services. We believe our ecosystem offers the most comprehensive range of products and services among global commerce platforms to meet the diverse demands of our massive and diversified consumer base across different segments. We have developed a digital commerce infrastructure that offers an upgraded consumer experience by seamlessly integrating online and offline capabilities for our marketplaces and direct sales businesses. Consumers can enjoy a broad variety of quality products at different price levels with a wide selection of delivery options that satisfy their varying needs. The core capabilities that form the critical foundation of our digital commerce infrastructure include the following:
-
Product and supply chain capabilities. We believe our ecosystem provides the most comprehensive product and service offerings at attractive prices. Through the Taobao app, consumers can access products ranging from branded products and imported goods to products sourced directly from manufacturers and farms and to other long-tail products offered by our various marketplaces. For example, consumers may look for branded products, including luxury brands, trendy fashion brands and new brands, on Tmall, and imported products from around the world on Tmall Global. Xianyu, our consumer-to-consumer community and marketplace for second-hand goods in China, enables consumers to find a wide variety of idle goods, recycled goods, consignment, items for rent, and other long-tail products. We also continue to go upstream to source products directly from manufacturers and farms to enhance our product selection, which we believe is key for us to satisfy all aspects of consumption needs.
-
Fulfillment and delivery expertise. We have developed logistics expertise and capabilities that allow us to offer a full range of high-frequency fulfillment services to satisfy consumer demand. Our comprehensive delivery options include on-demand delivery, half-day delivery, same-or-next-day delivery and next-day pick-up services, which capture the varying needs of consumers living in large cities and less-developed areas. For example, Tmall Supermarket offers daily necessities, FMCG and general merchandise through Taobao app with same-or-next-day delivery services.
•
Consumer Experience. We aim to provide an immersive and personalized shopping experience with engaging content and quality service to our consumers. The massive amount of user and merchant activities taking place every day on our China commerce retail platforms generate significant consumer insights. By leveraging proprietary AI and data technologies, we are able to aggregate and build on deep consumer insights to provide more accurate search results and relevant recommendation feeds that enhance the shopping experience for our consumers. Our various commerce platforms also enable merchants to engage with consumers through a variety of formats, including livestreaming, short-form videos, interactive games and microblogs. We continue to introduce interactive features and innovative formats to facilitate user engagement with brands, merchants and content creators. Along with these features and formats, our relevant and engaging entertainment content plays an important role in consumers’ product discovery process and shopping journey, and drives user stickiness and retention on our various platforms. In addition, we are committed to providing consumers with quality services which we believe is key to our consumer-centric strategy. We also offer the subscription service 88VIP, a membership program that includes everyday coupons on selected items, free shipping coupons for returned goods and other benefits, to further enhance consumer experience on our marketplaces.

Taobao and Tmall

Taobao means “search for treasure” in Chinese. Taobao serves as the starting point and destination portal for many users’ shopping journey and provides a top-level traffic funnel that directs users to the various marketplaces, channels and features within our ecosystem. Through the Taobao app, consumers can also access display listings from Tmall merchants and brands, as well as our various other marketplaces, including: Xianyu that offers a variety of idle goods and long-tail products; Tmall Supermarket that offers daily necessities, FMCG and general merchandise; and Tmall Global that offers imported products from around the world, among others. Consumers from both large cities and less-developed areas come to Taobao to enjoy an engaging and personalized shopping experience, optimized by our data analytics and technology. Through highly relevant content, engaging and interactive formats and real-time updates from merchants, consumers can learn about products and new trends. They can also interact with each other and their favorite merchants and KOLs through a broad range of interactive features such as livestreaming and short-form videos.

Tmall caters to consumers’ ever-growing demand for high-quality products and premium shopping experience. A large number of international and Chinese brands and retailers have established storefronts on Tmall. Tmall is the partner of choice for brands. Brands and retailers operate their own storefronts on Tmall with unique brand identities and look and feel, accompanied by full control over their own branding and merchandising. Because of the presence of a large number of brands and the stringent standards required for merchants, brands and retailers to join and operate on Tmall, a presence on Tmall has become a validation of quality, allowing merchants, brands and retailers to take advantage of our significant traffic to extend and build brand awareness and customer engagement. Major international brands that have physical operations in China are well represented on Tmall. Taobao and Tmall together constitute the world’s largest digital retail business in terms of GMV for the twelve months ended March 31, 2024, according to Analysys.

Merchants, brands and retailers turn to Taobao and Tmall not only for their broad user base, but also for their consumer insights and technology. Taobao and Tmall have driven the digitalization and transformation of merchants, brands and retailers by enabling them to digitalize their operations, engage, acquire and retain consumers, increase brand recognition, innovate product offerings, manage supply chains and enhance operating efficiency. In particular, Taobao and Tmall offer a variety of one-stop brand marketing and promotional products to help merchants, brands and retailers quickly acquire new users, enhance brand awareness and launch new products.

Merchants, brands and retailers can easily create storefronts and listings on Taobao and Tmall. Taobao and Tmall merchants can purchase P4P, in-feed marketing and display marketing services to direct traffic to their storefronts. In addition, merchants can acquire additional traffic from third-party marketing affiliates. Taobao and Tmall merchants can also pay for advanced storefront software that helps upgrade, decorate and manage their online storefronts.

Xianyu

Xianyu is China’s largest consumer-to-consumer community and marketplace for second-hand goods, in terms of GMV for the twelve months ended March 31, 2024, according to Analysys. Through Xianyu, consumers can find a wide variety of idle goods, recycled goods, consignment, items for rent, and other long-tail products, offered by other users and small businesses.

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

Branding and Monetization Platforms

Alimama, our proprietary monetization platform

Alimama is our monetization platform. Using our proprietary technology, this platform matches the marketing demands of merchants, brands and retailers on all of the platforms in our ecosystem with the media resources on our own platforms and third-party properties, and enables us to monetize our Taobao and Tmall Group, Cloud Intelligence Group, Alibaba International Digital Commerce Group, Cainiao Smart Logistics Network Limited, Local Services Group, Digital Media and Entertainment Group and other businesses in our ecosystem. The platform supports P4P marketing services based on keyword search rankings, in-feed marketing targeting different groups of consumers, or display marketing at fixed positions that are bid on through auctions, as well as cost per thousand impression (CPM)-based, time-based marketing formats, or individual campaigns at fixed cost, through the display of photos, graphics, videos and livestreaming.

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

Leading Commerce Technologies and Integrated Merchant Services Platform

We provide merchants, brands and retailers with a comprehensive suite of commerce technologies, consumer insights and innovative online and offline services through a unified and intuitive platform, to better engage with their customers, build mindshare and optimize their operating efficiency. By leveraging the power of our ecosystem, merchants, brands and retailers on Taobao and Tmall can acquire, retain and further deepen their engagement with consumers in an efficient and effective manner, build brand awareness and deliver seamless consumer experience with our logistics and fulfillment capabilities. This enhances the loyalty of merchants, brands and retailers to our platforms. Our commerce technologies and merchant services include the following key components:

Effective Consumer Engagement Platform

Our merchants, brands and retailers can leverage our proprietary technology, consumer insights, and cloud services to optimize their marketing strategies. Our upgraded advertising platform provides merchants with a single interface to manage their advertising across all available properties within the Alibaba ecosystem, thereby enhancing their efficiency. We equip brands on our secure cloud-based platform with integrated online and offline capabilities and solutions, and provide them with access to sophisticated analytics services. These services help merchants, brands and retailers gain insights into each stage of the consumer journey and enable them to provide personalized and seamless online and offline shopping experience that fulfills consumers’ evolving consumption needs.

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

China Commerce Wholesale

1688.com

1688.com, China’s largest integrated domestic wholesale marketplace in the twelve months ended March 31, 2024 by net revenue, according to Analysys, provides sourcing and online transaction services by connecting manufacturers and wholesale sellers to wholesale buyers in China. These manufacturers, wholesale sellers and wholesale buyers typically trade office supplies, apparel, accessories, packaging materials, home decoration and furnishing materials, electronics and computers, among others. Sellers may purchase a China TrustPass membership for an annual subscription fee to list items on 1688.com, reach customers, provide quotations and transact on the marketplace without any additional charges. As of March 31, 2024, 1688.com had over 1 million paying members. Paying members may also pay for premium memberships and value-added services, such as premium data analytics and upgraded storefront management tools, as well as customer management services, such as P4P marketing services from the website and app. In the twelve months ended March 31, 2024, value-added services and customer management services together contributed the majority of 1688.com’s total revenue.

Cloud Intelligence Group

Alibaba Group is the world’s fourth largest and Asia Pacific’s largest Infrastructure-as-a-service provider by revenue in 2023 in U.S. dollars, according to Gartner’s April 2024 report (Source: Gartner®, “Market Share: Services, Worldwide, 2023”, Neha Sethi et al., 12 April 2024, Sorted by Infrastructure-as-a-Service(IaaS), Vendor Revenue Basis) (Asia Pacific refers to Mature Asia/Pacific, China(Region), Emerging Asia/Pacific and Japan(Region), and market share refers to that of Infrastructure-as-a-Service(IaaS)). Alibaba Group is also China’s largest provider of public cloud services by revenue in 2023, including PaaS and IaaS services, according to IDC (Source: IDC Semiannual Public Cloud Service Tracker, (2023Q4)). China’s cloud computing industry is still at a nascent stage of development. In 2023, the revenue of China’s public cloud service market, including IaaS, PaaS and SaaS markets, only accounted for 0.2% of China’s GDP, which is significantly lower than that of the U.S. and indicates tremendous room for growth. The industry has experienced significant growth in recent years with increasing adoption of both basic infrastructural services and value-added services by enterprises.

The technologies that power Cloud Intelligence Group grew out of the massive scale and complexity of the needs of our China commerce businesses, which require commerce, payments and logistics elements. Leveraging our full-stack cloud capabilities and proprietary products portfolio, Cloud Intelligence Group offers a comprehensive suite of cloud services based on a three-tiered architecture of infrastructure-as-a-service (IaaS), platform-as-a-service (PaaS) and model-as-a-service (MaaS) to customers worldwide. These services not only enable our customers to build a flexible, scalable, affordable and secure technology infrastructure, but also equip them with leading data capabilities that efficiently handle complex management, analytics and machine learning tasks, thereby generating significant business insights and enabling intelligent business decisions and operations. We leverage these capabilities and technologies to support our ecosystem and provide our customers across various verticals with industry-specific solutions, including those for commerce, financial services, and industrial applications. In addition, as part of our globalization strategy, Cloud Intelligence Group continued to expand our international cloud computing infrastructure to better serve our customers’ needs in overseas markets. As of March 31, 2024, Cloud Intelligence Group offered computing services in 35 regions globally.

Leveraging Cloud Intelligence Group’s large scale and strong foundation in IaaS and PaaS, our MaaS platform provides enterprises with high-performance and low-cost computing resources and machine learning platform services for large-scale model training and inference. Our services not only support our self-developed foundation model, but also support the training and services of other large models and vertical models in the market. Our proprietary LLM, Tongyi Qianwen, is in the process of integrating into various business applications across Alibaba’s ecosystem to further enhance user experience. To enable enterprise customers to reap the benefits of AI-driven innovation, Cloud Intelligence Group has started offering clients access to Tongyi Qianwen on the cloud and enabling them to develop customized LLMs for their business scenarios.

Cloud Intelligence Group’s unique advantages lie in our proprietary technology and continued commitment to invest in research and development in new product offerings and industry-specific solutions for our customers and partners. Cloud Intelligence Group continues to attract customers that are reputable and have the potential to adopt cloud services at a meaningful scale. In fiscal year 2024, Cloud Intelligence Group served approximately 60% of A-share listed companies in China. As digital transformation accelerates, our customers, especially those from traditional verticals, have increased their usage of our cloud services. We believe our cloud services have become a critical foundation that many of our customers increasingly depend on in their daily operations.

Alibaba International Digital Commerce Group

Alibaba International Digital Commerce Group operates various retail and wholesale platforms including AliExpress, Trendyol, Lazada, Daraz, Miravia and Alibaba.com.

International Commerce Retail

In fiscal year 2024, our retail businesses together achieved over 20% order growth via technological innovation, business model enhancement, supply chain upgrade and enhanced consumer experience. In fiscal year 2024, our cross-border businesses exhibited rapid year-over-year growth in response to increasing global demand for high-quality products at attractive prices.

AliExpress

AliExpress is a global e-commerce platform targeting consumers around the world and enabling them to buy directly from manufacturers and distributors in China and around the world. Consumers can access the marketplace through AliExpress’ mobile app or websites. In addition to the global English-language version, AliExpress platform is also available in 15 other languages, including Portuguese, Spanish and French.

AliExpress continues to expand its regional merchant networks and supply chains to make available more localized products and better services for consumers in their respective regions. With synergies from the cross-border logistics operations of Cainiao, AliExpress is also dedicated to improving delivery lead time and customer experience. Additionally, AliExpress' Choice provides an enhanced experience to consumers by combining better product selection, price and quality with speed of logistics and great customer support. Consumers in selected countries can enjoy free shipping, free returns and quality delivery guarantees. Furthermore, AliExpress continues to invest in markets such as South Korea. In fiscal year 2024, the number of AliExpress orders in South Korea more than doubled.

Trendyol

Trendyol, which we believe is by far the leading e-commerce platform in Türkiye in terms of both GMV and order volume in 2023, serves consumers with a broad selection of products and services through its e-commerce business as well as local consumer services for food and groceries. Consumers also enjoy the quality and convenient delivery services provided by Trendyol’s fulfillment and logistics networks, namely Trendyol Express for e-commerce business and Trendyol GO for local consumer services. Beyond Türkiye, Trendyol has expanded to other valuable emerging markets, including the Gulf region, by leveraging its abundant product supply and fast and reliable logistics capability. During fiscal year 2024, Trendyol achieved over 20% order growth.

Lazada

Lazada, a leading e-commerce platform in Southeast Asia, serves one of the largest user bases among the global e-commerce platforms, by providing consumers with access to a broad range of offerings from local SMEs, and regional and global brands. Additionally, Lazada operates one of the leading e-commerce logistics network in Southeast Asia, serving its consumers and merchants with reliable, quality and convenient logistics services that are critical to online shopping experience in Southeast Asia. Lazada’s loss per order continued to narrow year-over-year, via further increased monetization and decreased logistics costs.

International Commerce Wholesale

Alibaba.com is China’s largest integrated international online wholesale marketplace in terms of revenue in the twelve months ended March 31, 2024, according to Analysys. It connects Chinese and overseas suppliers to overseas wholesale buyers, who are typically trade agents, wholesalers, retailers, manufacturers and SMEs engaged in the import and export business, and provides them with sourcing, online transaction, digital marketing, digital supply chain fulfillment and financial services.

Sellers on Alibaba.com may purchase an annual membership to reach customers, provide quotations and transact on the marketplace. As of March 31, 2024, Alibaba.com had over 230,000 paying members from China and around the world. Sellers may also purchase additional value-added services to manage product listings and facilitate transaction processes, such as upgraded storefront management tools, customer relationship management SaaS services, trade assurance and logistics fulfillment services, as well as customer management services, such as P4P marketing services from the website and app. In fiscal year 2024, value-added services and customer management services together contributed the majority of Alibaba.com’s total revenue. Additionally, during the same period, over 48 million buyers from over 190 countries sourced business opportunities or completed transactions on Alibaba.com.

During fiscal year 2024, Alibaba.com acquired Visable, a renowned B2B digital trading platform, expanding its supplier base in Europe and enhancing its ability to serve a wider client group, which help facilitate its global strategy.

Cainiao Smart Logistics Network Limited

Our vision for our logistics services is to fulfill consumer orders within 24 hours in China and within 72 hours anywhere else in the world. To realize this vision, Cainiao has established a smart logistics network, with end-to-end logistics capabilities, on a global scale. Cainiao controls the key nodes of the logistics network to ensure service quality, efficiency and reliability, while leveraging trusted partners’ capabilities to drive scalability and capital efficiency. Cainiao provides a wide array of innovative logistics solutions in China and around the world.

International Logistics

We provide a comprehensive suite of cross-border express delivery solutions primarily for merchants, brands and e-commerce platforms selling goods from and into China. Our solutions include a range of premium, standard and economy options, designed to meet customers’ different needs for shipping time, cost, destination and any special handling requirements. We also provide one-stop global supply chain solutions that enable efficient global inventory deployment and order fulfillment and empower brands and merchants to offer a close-to-local retail experience for consumers. Our solutions for cross-border logistics cover a wide spectrum of products, ranging from best-sellers to long-tail items, which expand the categories of products available for cross-border e-commerce. We mainly serve merchants on various e-commerce platforms operated by Alibaba Group, including AliExpress, Tmall Global and Tmall Taobao World, as well as a variety of e-commerce platforms and online channels beyond the Alibaba ecosystem. We also support AliExpress' Choice and the direct sales businesses of certain e-commerce platforms. Cainiao achieved daily average cross-border and international package volume of more than 5 million in fiscal year 2024.

China Logistics

We offer brands and merchants a suite of end-to-end standardized supply chain solutions that can be applied on a massive scale across various industries, as well as certain vertical solutions to address the unique requirements of products that need special handling. We support brands and merchants for their sales through various e-commerce platforms operated by Alibaba Group, such as Taobao and Tmall, as well as a wide array of other e-commerce platforms, digital and offline channels, and we also serve Tmall Supermarket, a direct sales channel operated by Alibaba Group. We provide a premium express delivery service, Cainiao Express, with superior service quality tailored for e-commerce at low costs. Our premium express delivery service offers fast, reliable and time-definite services with a doorstep delivery pledge to a large, underserved market.

Technology and Other Services

Cainiao offers a wide array of technology and other services to remove logistics hurdles and address unfulfilled customer needs. Cainiao offers a suite of practical and cost-effective logistics technology solutions, encompassing automation, digital supply chain and smart hardware solutions, in order to improve efficiency and cost-effectiveness across the logistics value chain.

Local Services Group

We leverage our proprietary mobile and online technology to enhance the efficiency, effectiveness and convenience of consumer services for both service providers and their customers in two distinct scenarios: “To-Home” and “To-Destination.” In fiscal year 2024, Local Services Group recorded rapid order volume growth year-over-year.

To-Home

Our “To-Home” business enables consumers to easily access merchants’ services at home through Ele.me, a leading local services and on-demand delivery platform in China. Ele.me enables consumers to use Ele.me, Alipay, Taobao apps to order meals, food, groceries, FMCG, flowers and pharmaceutical products online. In addition, Fengniao Logistics, Ele.me’s on-demand delivery network, provides last-mile logistics services, including delivery of food, groceries, FMCG and pharmaceutical products for Sun Art, Alibaba Health, as well as brands. Our strategy for Ele.me is to leverage our China commerce retail platforms and our data technology to expand our offerings from shopping to services, further tapping into new addressable consumption markets in China. In fiscal year 2024, Ele.me recorded strong year-over-year order growth while Ele.me's losses continued to narrow driven by improving business scale and efficiency.

To-Destination

Our “To-Destination” businesses provide consumers with convenient access to quality services to and at their destinations primarily through Amap. In fiscal year 2024, the order volume of “To-Destination” businesses grew rapidly year-over-year.

Amap is a leading provider of mobile digital map, navigation and real-time traffic information in China. Amap empowers major mobile apps across different industry verticals, including local services, ride-hailing and social networking, which end users can access directly through Amap’s leading open platform. In addition, Amap provides digital map data, navigation software and real-time traffic information to automobile manufacturers as well as aftermarket consumers in China. Amap also empowers major platforms and infrastructural service providers, including our China commerce retail platforms, Cainiao and Alipay. During an eight-day holiday period from September 29, 2023 to October 6, 2023 that combined Mid-Autumn Festival and National Day holidays, Amap recorded an all-time high of over 280 million peak daily active users.

Digital Media and Entertainment Group

Digital Media and Entertainment Group leverages our deep consumer insights to serve the broader interests of consumers through Youku and Alibaba Pictures, which provide comprehensive entertainment offerings including online videos, films and live events, among others.

Youku

Youku, a leading online long-form video platform in China, produces and distributes high-quality video content, enabling users to search, view and share such content quickly and easily across multiple devices. The Youku brand is among the most-recognized online video brands in China.

Insights we gain from our ecosystem and our proprietary technology enable Youku to leverage artificial intelligence technology to deliver relevant and captivating content to its users. According to Enlightent, "Till the End of the Moon" (長月燼明), which was distributed exclusively by Youku, ranked no. 2 by online views among all television series aired on online video platforms during fiscal year 2024.

We offer a diverse range of digital media and entertainment content using a sustainable production and acquisition approach. First, we provide self-produced content. Second, we jointly produce content with studios, some of which are distributed exclusively on our platforms. Third, we acquire rights to display content on our digital media and entertainment platforms pursuant to licensing agreements with rights holders. Lastly, we offer an open platform on which user-generated content and professional-generated content are produced and distributed.

Alibaba Pictures

Alibaba Pictures has a diversified business model, providing content production, promotion and distribution, performance and event ticketing management, IP-related licensing and operations, cinema ticketing management, and data services for the entertainment industry. In fiscal year 2024, the box office of films in which Alibaba Pictures participated in investment, production, and distribution accounted for over 60% of China's total box office revenue. In addition, as a testament to Alibaba Pictures’ consistent ability in selecting high-quality films, Alibaba Pictures participated in 15 out of the top 20 films in China in terms of box office during fiscal year 2024, including "No More Bets" (孤注一擲), "Lost in the Stars" (消失的她), "YOLO" (熱辣滾燙) and "Chang’an" (長安三萬里). Alibaba Pictures' subsidiary Damai is a comprehensive live performances service provider in China, providing ticketing management for events including concerts, plays, and sports events. In fiscal year 2024, Damai recorded rapid year-over-year GMV growth by serving almost all large-scale concerts in China.

All Others

All Others include Sun Art, Freshippo, Alibaba Health, Lingxi Games, Intime, Intelligent Information Platform (which mainly consists of UCWeb and Quark businesses), Fliggy, DingTalk and other businesses.

DingTalk

DingTalk is our intelligent collaboration workplace and enterprise management platform that offers new ways of working, sharing and collaboration for enterprises and organizations. Millions of enterprises and users use DingTalk to stay connected and work remotely. In March 2024, DingTalk's paying daily active users reached 28 million. According to QuestMobile, DingTalk is the largest business efficiency mobile app in China by monthly active users in March 2024.

DingTalk provides a comprehensive suite of solutions for enterprise collaboration, including real-time communication, organizational management and various network collaboration tools such as office automation, HR management, workflow management, collaborative editing of cloud documents, video conference and calendars. Enterprises can also enjoy convenient access to a broad range of applications, including those offered by third-party service providers, that are seamlessly integrated with DingTalk’s platform. In addition, DingTalk offers a low-code development infrastructure that enables enterprises to develop customized solutions in a more convenient and cost-efficient manner. DingTalk has also introduced a suite of AI products and AI agents leveraging Alibaba's Tongyi Qianwen LLM, enabling enterprises to harness AI technology on DingTalk. We believe DingTalk is a highly effective platform that enables enterprises to achieve fully customized digital transformation.

Intelligent Information Platform

Intelligent Information Platform includes Quark, UCWeb, and other businesses, which provide integrated information services including search engine and feed to online users.

Quark is a leading information services platform for young users in China. During fiscal year 2024, Quark recorded rapid year-over-year growth in daily active users. Quark provides young users with a one-stop platform for information search, storage and consumption with its suite of AI-enabled tools and services, such as smart search, Quark cloud drive, AI camera, Quark learning and Quark documents, to help users better acquire and utilize a variety of digital content and information for learning and work purposes.

Sun Art

Sun Art, a leading multi-format and omni-channel retailer, continues to focus on target customers and create diversified shopping scenarios, and endeavors to improve online and offline shopping experience. Sun Art continues to meet consumers' needs for offline shopping and home delivery service, thereby creating opportunities for revenue growth, through store remodeling, digitalization and building product and fresh produce supply chain capabilities.

Freshippo

Freshippo, our new retail platform for groceries and fresh goods, seamlessly integrates the online and offline retail experiences, providing consumers with a new shopping experience. Consumers visit over 360 Freshippo Supermarket stores for the touch and feel of quality fresh goods, join tasting events for new products, and shop for private label or exclusive products that are not available elsewhere or simply spend time with family. Many of Freshippo’s consumers also place orders online and have fresh goods delivered to door as quickly as within 30 minutes. In fiscal year 2024, online transactions contributed more than 63% of Freshippo's GMV. The creation of a new shopping experience is attributable to Freshippo’s significant retail expertise, including supply chain management, proprietary technology, and robust multi-layer and multi-temperature logistics and fulfillment infrastructure, all specifically designed for Freshippo’s offerings. Freshippo demonstrates scalability and sustainability with Freshippo's overall GMV reaching over RMB59 billion in fiscal year 2024. The majority of self-operated Freshippo Supermarket stores that have been operating for more than one year achieved positive cashflow during the same period.

Alibaba Health

Alibaba Health is our flagship vehicle that offers one-stop solutions to consumers through integrating online and offline resources of the pharmaceutical and healthcare industries. We prioritize the needs of the customers through leveraging the strength of the existing pharmaceutical e-commerce business along with exploring innovative business models of Internet healthcare services.

Lingxi Games

Lingxi Games is a leading digital interactive entertainment service provider in China, specializing in the development, operation and licensed publishing of mobile games and providing a professional distribution and service platform for both players and developers. Lingxi Games operates a number of high-quality mobile games, such as Three Kingdoms Tactics (三國志·戰略版) and Three Kingdoms Fantasy Land (三國志幻想大陸). In fiscal year 2024, Lingxi Games ranks among Top 5 largest mobile gaming company in Chinese mainland (iOS App Store) among global companies in terms of grossing, according to Sensor Tower.

Sales and Marketing

Our sales and marketing efforts emanate from the fundamental pillars that constitute our ecosystem, which include Taobao and Tmall Group, Cloud Intelligence Group, and Alibaba International Digital Commerce Group. We have wide consumer recognition of our brands and enjoy significant organic traffic through word-of-mouth. We believe the reputation and ubiquitous awareness of our brands and platforms in China and abroad provide us with the best and most cost-efficient marketing channel. In addition, we continue to increase interactive content and broaden the assortment of value-for-money products under our user-engagement and price-competitive strategy. During fiscal year 2024, we enhanced our marketing efforts, such as by organizing a highly coordinated marketing and promotional campaign for the 11.11 Global Shopping Festival and AliExpress’ Black Friday promotion, in order to expand our user base both within China and abroad. We expect to continue allocating our resources in future marketing activities. We also expect to enhance our monetization capability through leveraging our data technologies to develop and offer more personalized and innovative services, so as to improve customer experience and wallet share. Furthermore, our major business segments and other elements in our ecosystem provide synergistic advantages and create cross-promotional opportunities. For example, the large number of consumers on our marketplaces attracts a large number of merchants who become customers of our online marketing services, while an increasing number of KOLs, video bloggers and content creators are actively producing content to engage with consumers and fans on our platforms, thereby driving revenue for merchants, brands and retailers.

Our Cloud business remains committed to continually upgrading our products and services to better facilitate the digital transformation and long-term sustainable growth of our customers. We have established a professional in-house sales team that works closely with our solution architects and product team to provide product recommendation and services to our customers. We have also conducted a variety of marketing activities to promote our brand and products and grow our customer base on an ongoing basis.

Our Technology

Technology is key to our success in achieving efficiency, improving user experience, and enabling innovation. Our world-class proprietary technology supports peak order volumes of up to hundreds of thousands per second, delivers tens of billions of online marketing impressions per day, and enables millions of merchants, brands and other businesses to conduct their operations efficiently and effectively. The uniqueness of our technology lies in the unparalleled large-scale application environment due to the scale of our businesses as well as our diverse range of product and service offerings. By continually applying our technology across our businesses, we generate knowledge and innovations that drive improvements and further technological development.

Members of our research and development team play key roles in various international standardization organizations in areas such as security, and actively participate in international open source foundations focusing on areas such as software engineering, cloud-native applications and databases. This fiscal year, Alibaba established "User first, AI driven" as our strategy. Therefore, we have increased our research and development investment in AI model and infrastructure technology.

Key components of our technology include those described below:

Technology Infrastructure

Our data centers employ leading technologies in distributed fault-tolerant architecture, advanced in-house power and cooling equipment, AI-driven intelligent monitoring and operational technology, to support AI computation businesses with high resilience and high-density capabilities. Combined with a high proportion of clean energy use, our data centers provide a more stable, secure, efficient, agile, and greener infrastructure service.

Cloud Operating System

Apsara (our proprietary general-purpose distributed computing operating system), ShenlongCompute (our hardware virtualization architecture), Pangu (our distributed cloud storage system) and Luoshen (our cloud network structure), together, provide Cloud Intelligence Group’s customers and our core businesses with enhanced computing power and storage capabilities to support their and our business growth in the new technology era.

Database

We have comprehensively upgraded the serverless capabilities of our cloud-native transactional database PolarDB, which helps our customers to meet their real-time storage and transaction processing requirements with elasticity and scalability. We also developed AnalyticDB, a cloud-native distributed analytical database that can be integrated with LLMs, to support real-time interaction and complex analysis of massive data. We have also developed a multi-model database Lindorm, which leverages its efficient storage and integrated analysis capabilities to achieve intelligent analysis and processing of unstructured data.

Big Data Analytics Platform

We have developed a large-scale distributed data analytics platform that can efficiently handle the complex computing tasks of hundreds of petabytes of data per day, such as batch computing, real-time computing, interactive analysis and data governance. We also launched a new generation of streaming lakehouse solutions, Streaming Lakehouse (Flink+Hologres), with a real-time dedicated data lake format Paimon, which innovatively combines lake format with real-time streaming updates into the lake architecture, among others. To meet the needs for multi-modal large model data processing, we launched MaxFrame, a data science computing framework compatible with the Python development ecosystem.

Artificial Intelligence

Our proprietary distributed deep learning platform, PAI, and our Lingjun intelligent computing service employ leading hardware and software optimization technologies that feature large-scale cluster scalability and boast the speed and stability of the training of LLMs. PAI also supports fine-tuning and deployment of mainstream open-source large models with serverless service modes available.

Our proprietary LLM, Tongyi Qianwen, is committed to achieving artificial general intelligence (AGI). In fiscal year 2024, eight industry-oriented models based on Tongyi Qianwen were launched. In May 2024, Tongyi Qianwen was upgraded to version 2.5 and we open-sourced Qwen-110B, the 110B parameter version, allowing AI community and customers to customize and innovate based on their own needs.

Security

Our comprehensive security technology encompasses areas such as network security, data protection, business risk control, and AI safety. We have built an end-to-end multi-dimensional defense system, including endpoints, public networks, backbone networks and data centers, to continue to strengthen cloud security technologies ensuring the safety of customer data and consumer data. We are also committed to the security in the application of LLMs and their applications. By combining AI with security technology, we have established a strong identification and defense system.

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

We have devised our ESG strategy to be pragmatic, long-term and action-oriented, regimented by a transparent and rigorous indicator system. We focus our efforts on the seven areas below:

Advancing Towards the Goal of Carbon Neutrality

We target to reach carbon neutrality in our own operations, including Scope 1 and Scope 2 emissions, by 2030. We actively work with our value chain partners with green initiatives, with the target of reducing their greenhouse gas emissions and thus our overall Scope 3 carbon intensity by at least 50% from the base year of 2020 by 2030. We continue to promote carbon reduction in our platform ecosystem (Scope 3+), in which we strive towards a cumulative ecosystem-wide reduction of greenhouse gas emissions by 1.5 billion tons by 2035.

We have made solid progress towards our targets in fiscal year 2024. Electricity used and logistics are the two main types of emissions sources across our Scope 1, 2 and 3 emissions. In fiscal year 2024, we continue to accelerate our transition to clean energy. In November 2023, Bloomberg New Energy Finance released the “China's Top Clean Energy Buyers and Sellers in 2023.” Alibaba Group, with a green electricity transaction volume of 1,610 gigawatt-hours, became the leader in China for green electricity procurement for the first time. In the logistics sector, we continued to reduce emissions through various measures such as intelligent order consolidation, reduction and recycling of packaging, as well as electrification of transportation. In fiscal year 2024, the ratio of trips using new energy vehicles for urban distribution by Cainiao Express' own fleet reached 99%. Unlike Scope 1, 2 or 3, advancing Scope 3+ requires establishing new scientific and credible standards while advancing carbon reduction and in this regard we continued to focus on our established directions in fiscal year 2024.

Supporting Our People

It is our employees that make our business and culture thrive. None of our goals can be accomplished without our people. It is critical for us to ensure that all of our employees can enjoy an equal and inclusive working environment of dignity and diversity. This also means supporting our employees to fulfil their potentials by providing them with on-the-job training and opportunities for career advancement.

Based on a series of existing rules and years of practice, we released the "Alibaba Group Employee Rights Code" to further emphasize employee rights, covering areas such as human rights, occupational health and safety, diversity, equality, and inclusion (DEI), along with employee training and development in fiscal year 2024. Furthermore, we established a DEI working group tasked with the formulation of policies, the establishment of standards, and the implementation of initiatives related to DEI issues.

Enabling a Sustainable Digital Life

Sustainable consumption is crucial to our sustainable development goals and we run our business to provide consumers with diverse, inclusive, trustworthy, and responsible consumption means. For instance, we pay special attention to being accessible and senior-friendly. We understand the difficulties of the disabled community in using digital technology and help provide them with equal access to digital technologies. We also provide well-designed, convenient and efficient digital services to senior consumers. In fiscal year 2024, Taobao and Tmall Apps served over 260,000 visually impaired users and “Wheelchair Navigation,” developed by Amap, provided accessible navigation over 54 million times.

Fueling Small Businesses

Enhancing the prosperity of micro, small, and medium-sized enterprises (MSMEs) is a core commitment of Alibaba. In the era of digital and intelligent transformation, MSMEs face a series of challenges, including technological adaptation, market access and competitive dynamics. We aim to facilitate the transformation of MSMEs through our dedication to open technological innovations and upgrade e-commerce platform mechanisms. ModelScope, our open-source platform that provides a large number of machine-learning and deep learning models, tools and services, hosted over 3,800 AI models as of March 31, 2024. Taobao and Tmall Group also provides AI products and services to merchants that enhance their operational efficiency.

Propelling Community Inclusion and Resilience

We are committed to leveraging technology and platform innovation for social responsibilities. In fiscal year 2024, we developed an AI-powered tool PANDA that can screen for early signs of pancreatic cancer, one of the most fatal cancers worldwide, which was published by international top scientific journal Nature Medicine. In addition, we worked with partners to launch the GreenNet Program in 2020, which redirects searches for certain products, such as banned wildlife products, to educational webpages. In fiscal year 2024, over 70 million harmful searches were automatically guided to educational webpages.

Facilitating Participatory Philanthropy

We have connected with a wide range of philanthropic ecosystems and leveraged the power of technology to address social challenges. Starting with our employees, we have involved stakeholders across our ecosystem to engage in philanthropy via flexible forms and mechanisms, aiming to promote greater social involvement.

Building Corporate and Social Trust

As digital technology unprecedentedly transforms ways of social production and our lifestyles, we are even more convinced that trust is a prerequisite for our social responsibility and a cornerstone for our business development. With this conviction, we have been focusing on building corporate and social trust in two areas – privacy protection and data security, and science and technology ethics. We believe these priorities are in line with our strategic positioning, corporate governance mechanism and technological capabilities, as we aim to become a pioneer in the technology industry to build corporate and social trust.

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

If international players gain greater access to the China market, certain of our business could be subject to greater competition. As we acquire new businesses and expand into new industries and sectors, we face competition from major players in these industries and sectors. In addition, as we continue to expand into markets outside of China, we increasingly face competition from domestic and international players operating in these markets. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Industry — If we are unable to compete effectively, our business, financial condition and results of operations would be materially and adversely affected.”

Seasonality

Our overall operating results fluctuate from quarter to quarter as a result of a variety of factors, including seasonal factors and economic cycles that influence consumer spending as well as promotions.

Historically, we have severally experienced the highest levels of revenues in the fourth calendar quarter of each year due to a number of factors, including merchants allocating a significant portion of their online marketing budgets to the fourth calendar quarter, promotions , and the impact of seasonal buying patterns in respect of certain merchandise categories such as apparel. We also have severally experienced lower levels of revenues in the first calendar quarter of each year due to a lower level of allocation of marketing budgets by merchants early in the calendar year and during the Chinese New Year holiday, during which time consumers generally spend less and businesses in China are generally closed. Moreover, as our fixed costs and expenses, such as payroll and benefits, bandwidth and location fees, grow at a relatively stable rate compared to our revenue growth, we expect to enjoy increased operating leverage in seasonally strong quarters, but will face significant margin pressure in seasonally weak quarters. Our international commerce businesses are also subject to seasonal fluctuations depending on the markets we operate in. Except for our China and international commerce businesses, operating results of our other businesses have not demonstrated clear seasonal patterns, which we believe may partially reduce the seasonality impact of our China and international commerce businesses as we continue to grow these other businesses.

Permissions and Approvals Required to be Obtained from PRC Authorities for our Business Operations

In the opinion of Fangda Partners, our PRC legal counsel, our consolidated subsidiaries and the VIEs in China have obtained all major licenses, permissions and approvals from the competent PRC authorities that are necessary to the operations of our Taobao and Tmall Group, Cloud Intelligence Group and AIDC Group, which accounted for a substantial majority of our revenue in fiscal year 2024. In addition, we have implemented policies and control procedures to obtain and maintain the necessary licenses, permission and approvals to conduct our businesses. On the basis of the legal opinion issued by our PRC legal counsel and our internal policies and procedures, we believe that our consolidated subsidiaries and the VIEs in China have received the requisite licenses, permissions and approvals from the PRC authorities as are necessary for our business operations in China. Such licenses, permits, registrations and filings include, among others, Value-added Telecommunication License, License for Online Transmission of Audio-Visual Programs, Network Cultural Business License, Online Publishing Service License and License for Surveying and Mapping.

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

Regulation

We operate in an increasingly complex legal and regulatory environment. We and our key service provider, Ant Group, are subject to a variety of PRC and foreign laws, rules and regulations across a number of aspects of our business. As we have expanded our operations to other countries, we have become increasingly subject to applicable regulations in these jurisdictions This section primarily summarizes the principal PRC laws, rules and regulations that we believe have the most significant impact on our business and operations within the PRC, because the PRC remains the country where we conduct the substantial majority of our business and generate the substantial majority of our revenues. Other jurisdictions where we conduct business have their own laws and regulations that cover many of the areas covered by PRC laws and regulations, but their focus, specifics and approaches may differ considerably. Areas in which we are subject to laws, rules and regulations outside of the PRC mainly include data protection and privacy, consumer protection, content regulation, intellectual property, competition, cross-border trade, taxation, anti-money laundering and anti-corruption. We may also face protectionist policies and regulatory scrutiny on national security grounds in foreign countries in which we conduct business or investment activities. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Industry — We are subject to a broad range of laws and regulations, and future laws and regulations may impose additional requirements and other obligations that could materially and adversely affect our business, financial condition and results of operations, as well as the trading prices of our ADSs, Shares and/or other securities.”

Our online and mobile commerce businesses are classified as value-added telecommunication businesses by the PRC government. Current PRC laws, rules and regulations restrict foreign ownership in certain value-added telecommunication services. As a result, we operate our online and mobile commerce businesses and other businesses in which foreign investment is restricted or prohibited through variable interest entities, each of which is owned by PRC citizens or by PRC entities which are ultimately owned by PRC citizens, and holds all licenses associated with these businesses.

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
•
when promoting commodities or services through knowledge introduction, experience sharing or consumer evaluation, and purchase methods such as shopping links are attached, the advertisements publishers shall visibly mark them as "advertisements";
•
"pop-up ads" must be clearly marked with a "close" sign and be closable with one click. Furthermore, the advertisers and publishers are prohibited from engaging in the following behaviors that affect one-click closure: (i) there is no "close" sign or the timing is over to close the advertisements; (ii) the "close" sign is false, not clearly identifiable or difficult to locate which set up obstacles to close the advertisements; (iii) closing the advertisements requires more than two clicks; (iv) during the process of browsing the same page or document, the advertisements continue to pop up after closing, which affect users normal use of the network. These requirements also apply to open screen ads displayed when launching an Internet application;
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

On March 15, 2021, the SAMR promulgated the Online Trading Measures, which took effect and replaced the Administrative Measures for Online Trading on May 1, 2021. The Online Trading Measures further strengthen the administration and supervision of online trading activities, and impose a series of regulatory requirements on new forms of online trading, such as online social networking e-commerce and online livestreaming e-commerce. The Online Trading Measures expressly prohibit an online transaction platform operator from unreasonably restricting or setting any unreasonable conditions on transactions on its platform and interfering with merchants’ independent business operations. The Online Trading Measures specify typical examples of unreasonable restrictions or conditions imposed by e-commerce platform operators on transactions concluded on their platforms, including prohibiting or restricting the merchants to operate on other e-commerce platforms, by means of unfair practices, such as reducing their search exposure, removing their products or services, blocking their stores, or prohibiting or restricting the merchants from freely choosing supporting service providers for transactions, such as logistics services providers. Furthermore, the Online Trading Measures require e-commerce platform operators to verify and update each merchant’s profile on a regular basis and monitor their market participant registration status. In October 2020, the SAMR promulgated the Interim Provisions for Regulating Promotional Activities, which requires e-commerce platform operators to design rules and procedures to foster fair and transparent merchandise promotional activities.

On April 16, 2021, the Cyberspace Administration of China and six other PRC governmental authorities jointly issued the Administrative Measures on Online Livestreaming Marketing (Trial), which came into effect on May 25, 2021. According to the Administrative Measures on Online Livestreaming (Trial), online livestreaming marketing platforms are required, among other things, to set up a system to internally rank streamers by metrics such as views and transaction volumes, and take heightened regulatory measures in relation to key livestreaming operators. In addition, online livestreaming marketing platforms are also required to establish and maintain risk management systems to guard against high-risk marketing activities, including taking measures such as pop-up warnings, limiting traffic, suspending livestreaming, and prominently alerting users of the risks involved in transactions that are conducted outside livestreaming platforms.

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

On June 14, 2022, the Cyberspace Administration of China promulgated the revised Regulations for the Administration of Mobile Application Information Services, which came into effect on August 1, 2022. Pursuant to the revised Regulations for the Administration of Mobile Application Information Services, mobile app providers shall comply with relevant provisions on the scope of necessary personal information when engaging in personal information processing activities and shall not compel users to agree to non-essential personal information collection or ban users from their basic functional services due to their refusal of providing unnecessary personal information. In addition, mobile app providers shall, among other things, verify the real identities of registered users; establish and improve procedures for protection of user information and information content censorship, fulfill data security protection obligations and various obligations of minors’ protection, and shall not induce users to download the applications by illegal methods or bad information. Furthermore, mobile app providers who launch new technologies, applications or functions with the attribute of public opinion or the ability of social mobilization shall conduct security assessment in accordance with the relevant provisions. If an application provider violates these regulations, application distribution platforms may issue warnings, suspend the release of its applications, or terminate the sale of its applications, and/or report the violations to governmental authorities, and the application provider may be imposed administrative penalty by the Cyberspace Administration of China and relevant competent authorities in accordance with relevant laws and regulations.

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

Regulation of Monopoly and Unfair Competition

On June 24, 2022, the Standing Committee of the National People’s Congress promulgated the amended PRC Anti-monopoly Law, which came into effect on August 1, 2022. The amended PRC Anti-monopoly Law requires that where concentration of undertakings reaches the filing threshold stipulated by the State Council of the PRC, a filing must be made with the anti-monopoly authority before the parties implement the concentration. Concentration refers to (i) merger of undertakings; (ii) acquisition of control over other undertakings by acquiring equities or assets; or (iii) acquisition of control over, or the possibility of exercising decisive influence on, an undertaking by contract or by any other means. The anti-monopoly authority may also require business operators to file for merger control review where concentration of undertakings fails to reach such filing threshold but there is evidence that the concentration has or may have the effect of eliminating or restricting competition. If business operators fail to comply with the mandatory filing requirement, the PRC State Administration for Market Regulation, or the SAMR, is empowered to terminate the transaction, require the disposal of relevant assets, shares or businesses within certain period, or take any other necessary measures to restore the pre-concentration status, and may also impose fines of up to 50% of the previous year’s turnover of the filing obligor if the concentration has or may have the effect of eliminating or restricting competition, or fines of up to RMB25 million if the concentration does not have such effect. In addition, the amended PRC Anti-monopoly Law introduces a “stop-clock mechanism” which may prolong the merger control review process. The SAMR issued a new set of guidelines in September 2018 to set forth the specific procedures and materials for review of concentration of undertakings. On August 3, 2008, the State Council of the PRC promulgated the Provisions of the State Council of the PRC on the Thresholds for Filing of Concentration of Undertakings, which was most recently amended in January 2024, clarifying the filing thresholds of merger control review and significantly adjusting the revenue threshold of merger control filing to either one of the following two conditions:

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

Even if the aforementioned revenue threshold is not met, the transaction may be required to be reported to anti-monopoly authority of the State Council of the PRC if there is evidence to prove that the concentration of operators has or may have the effect of excluding or restricting competition.

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

In May 2024, the SAMR issued the Interim Measures on Online Anti-unfair Competition, which will come into effect on September 1, 2024. These Measures have improved the standards and regulatory requirements for various types of online unfair competition behaviors, including the new manifestations of traditional unfair competition behaviors such as counterfeiting, confusion and false advertising, and the new types of unfair competition behaviors conducted through technological means such as reverse bidding manipulation and illegal data acquisition. Regarding platform operators, these Measures highlight the platform operators’ responsibilities and require platforms operators to strengthen the management of competition behavior within the platform. Necessary measures should be taken to deal with unfair competition behavior within the platform, relevant records should be kept, and timely reports should be made to the market supervision authorities. In addition, these Measures prohibit platforms from abusing their competitive advantages to obstruct the normal operation of network products or services of other operators, using service agreements or transaction rules to unreasonably restrict the transactions of operators within the platform, or charging unreasonable service fees to operators within the platform. If a platform operator fails to comply with the requirements of these Measures, it may be subject to administrative penalties including rectification orders, fines and orders to suspend operations.

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

On November 25, 2022, the Administrative Provisions on Deep Synthesis of Internet Information Services was jointly issued by the Cyberspace Administration of China, MIIT and Ministry of Public Security, and took effect on January 10, 2023. According to these provisions, deep synthesis technology refers to any technology that utilizes deep learning, virtual reality or any other generative or synthetic algorithm to produce text, images, audio, video, virtual scenes or other network information. These provisions emphasize that the providers of deep synthesis services, as the primary entities responsible for the information security, should not use deep synthesis services to engage in activities prohibited by laws and regulations. If the Cyberspace Administration of China and other competent government authorities find that the deep synthesis service has a serious information security risk, they may require the deep synthesis service providers and technical supporters to suspend information updates, user account registration or other related services, and deep synthesis service providers and technical supporters shall take measures to rectify and eliminate such information security risks. A violation of these provisions by deep synthesis service providers and/or technical supporters will subject them to penalties under the laws related to the administration of public security. Deep synthesis service providers and/or technical supporters may also be prosecuted for criminal responsibility if their act constitutes a crime.

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

On July 10, 2023, the Cyberspace Administration of China, together with other relevant authorities, released the Interim Measures on Generative AI Services, which came into effect on August 15, 2023 and mainly impose compliance requirements on providers of generative AI services. According to the Interim Measures on Generative AI Services, individuals or organizations that provide generative AI services of text, image, audios, videos and other content shall be responsible as the producers of such network information content and as the personal information processors to protect any personal information involved. Providers of generative AI services shall enter into service agreements with users registering for their generative AI services and shall adopt effective measures to prevent minor users from over-relying or addicting to generative AI services. In the event illegal content or users engaging in illegal activities using generative AI services are discovered, the generative AI services providers are required to take appropriate measures, including stopping the generation of such illegal content and suspending or terminating the provision of services, undergo rectifications, keep relevant records and report to the competent authority. Any provider of generative AI services with attribute of public opinions or capable of social mobilization shall conduct security assessment and complete certain filings in accordance with the Administrative Provisions on Internet Information Service Algorithm Recommendation. Providers of generative AI services may be subject to penalties for non-compliance, including warning, public denouncement, rectification orders and suspension of the provision of relevant services.

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

On June 10, 2021, the Standing Committee of the National People’s Congress of China promulgated the Data Security Law which took effect in September 2021. The Data Security Law provides for data security and privacy obligations of entities and individuals carrying out data activities, prohibits entities and individuals in China from providing any foreign judicial or law enforcement authority with any data stored in China without approval from the competent PRC authority, and sets forth the legal liabilities of entities and individuals found to be in violation of their data protection obligations, including rectification order, warning, fine, suspension of relevant business, and revocation of business permits or licenses. The Data Security Law also introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, or illegally acquired or used, and an appropriate level of protection measures is required to be taken for the respective categories of data, for example, the processor of important data shall designate the personnel and management institution responsible for the data security, carry out risk assessment for its data processing activities and file the risk assessment report with the competent authorities. On March 15, 2024, the National Cybersecurity Standardization Technical Committee issued the Data Security Technology Data Classification and Grading Rules, which provide guidelines for identifying important data. This voluntary national standard will become effective on October 1, 2024. In addition, the Data Security Law provides a national security review procedure for those data activities which may affect national security and imposes export restrictions on certain data and information.

On July 7, 2022, the Cyberspace Administration of China promulgated the Measures for the Security Assessment of Cross-border Data Transmission, which came into effect on September 1, 2022 and shall regulate the security assessment on the cross-border data transfer by data processor of important data and personal information collected and generated during operations within the PRC. According to these measures, personal data processors will be subject to security assessment conducted by the Cyberspace Administration of China prior to any cross-border transfer of data if the transfer involves (i) important data; (ii) personal information transferred overseas by operators of critical information infrastructure or a data processor that has processed personal data of more than one million persons; (iii) personal information transferred overseas by a data processor who has already provided personal data of 100,000 persons or sensitive personal data of 10,000 persons overseas since January 1 of last year; or (iv) other circumstances as requested by the Cyberspace Administration of China. According to the official interpretation by the official of the Cyberspace Administration of China, cross-border data transfer activities subject to these measures include (1) the transmission and storage overseas by data processors of the data generated during PRC domestic operations, and (2) the access to or use of the data collected and generated by data processors and stored in the PRC by overseas institutions, organizations or individuals. Furthermore, any cross-border data transfer activities conducted in violation of the Measures for the Security Assessment of Cross-border Data Transmission before the effectiveness of these measures are required to be rectified by March 2023. In addition, on June 1, 2023, the Provisions on the Prescribed Agreement on Cross-border Data Transfer, or the Provisions on Prescribed Agreement promulgated by the Cyberspace Administration of China came into effect, which stipulates detailed procedure and provide a prescribed agreement template for data transfer activities.

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

On March 22, 2024, the Cyberspace Administration of China issued the Provisions on Promoting and Regulating Cross-border Data Flow, which provide several exemptions from undergoing security assessment, obtaining personal information protection certification, or entering into prescribed agreement for cross-border transfer of personal information for businesses. These exemptions include, among others, scenarios where a data processor transfers personal information abroad for the necessity of entering into or performing a cross-border shopping, cross-border delivery, cross-border remittances, or cross-border payments contract to which an individual is a party. The provisions also explicitly state that data processors are not required to conduct data security assessment for cross-border data transfers if the concerning data has not been notified or published as important data by relevant departments or regions.

On August 20, 2021, the Standing Committee of the National People’s Congress of China promulgated the Personal Information Protection Law which took effect in November 2021. The Personal Information Protection Law requires, among others, that (i) the processing of personal information should have a clear and reasonable purpose which should be directly related to the processing purpose, using a method that has the least impact on personal rights and interests, and (ii) the collection of personal information should be limited to the minimum scope necessary to achieve the processing purpose to avoid the excessive collection of personal information. Different types of personal information and personal information processing will be subject to various rules on consent, transfer, and security. Entities handling personal information shall bear responsibility for their personal information handling activities, and adopt necessary measures to safeguard the security of the personal information they handle. Otherwise, information processors could be subject to liability for their processing activities, including rectification, or suspension or termination of their provision of their services as well as confiscation of illegal income, fines or other penalties. The Personal Information Protection Law stipulates the specialized personal information protection obligations for the personal information processors who provide significant Internet platform services with a massive user base and complex business types. These processors are required to establish and improve a personal information protection compliance system, establish an independent agency to supervise the protection of personal information, formulate platform rules to clarify the norms for the processing personal information on the platform, stop providing services to products or service providers who illegally process personal information on the platform, issue personal information protection social responsibility reports regularly and accept social supervision. As the Data Security Law, the Personal Information Protection Law and relevant rules and regulations are still evolving, we may be required to make further adjustments to our business practices to comply with these laws, rules and regulations.

Regulation of Consumer Protection

Our online and mobile commerce business is subject to a variety of consumer protection laws, including the PRC Consumer Rights and Interests Protection Law, as amended and effective on March 15, 2014, and the Online Trading Measures, both of which have imposed stringent requirements and obligations on business operators, including Internet business operators and platform service providers like us. For example, consumers are entitled to return goods purchased online, subject to certain exceptions, within seven days upon receipt of goods without any reason. Furthermore, on March 15, 2024, the Implementing Rules of the Consumer Rights Protection Law of the People’s Republic of China was released and will come into effect on July 1, 2024. These rules further specify the obligations stipulated in the PRC Consumer Rights and Interests Protection Law, such as protecting consumers’ personal and property safety, handling of defective products, prohibiting fraudulent advertising and unfair practices in standard terms, price transparency, quality guarantee, and protecting consumers' personal information. Additionally, these rules added the obligations of business operators regarding the protection of elderly and minors as consumers. Furthermore, these rules provide requirements to address situations where business operators may abuse technology, platform rules or their dominant positions to infringe on consumer rights, such as prohibiting price discrimination, fraudulent advertising and excessively collecting consumers’ personal information. In addition, these rules require livestreaming marketing platform operators to establish and improve mechanisms for consumer rights protection. On January 6, 2017, the SAIC issued the Interim Measures for No Reason Return of Online Purchased Commodities within Seven Days, which came into effect on March 15, 2017 and was amended on October 23, 2020, further clarifying the scope of consumers’ rights to make returns without a reason, including exceptions, return procedures and online marketplace platform providers’ responsibility to formulate seven day no-reason return rules and related consumer protection systems, and to supervise merchants for compliance with these rules. To ensure that merchants and service providers comply with these laws and regulations, we, as platform operators, are required to implement rules governing transactions on our platform, monitor the information posted by merchants and service providers, and report any violations by merchants or service providers to the relevant authorities. In addition, online marketplace platform providers may, pursuant to PRC consumer protection laws, be subject to liabilities if the lawful rights and interests of consumers are infringed in connection with consumers’ purchase of goods or acceptance of services on online marketplace platforms and the platform service providers fail to provide consumers with the contact information of the merchant or manufacturer. In addition, platform service providers may be jointly and severally liable with merchants and manufacturers if they are aware or should be aware that the merchant or manufacturer is using the online platform to infringe upon the lawful rights and interests of consumers and fail to take measures necessary to prevent or stop this activity. On January 1, 2024, the Regulations on the Protection of Minors on the Network came into effect and stipulate that important Internet platforms with large number of minor users and significant influence among minors must fulfill their obligations, including but not limited to establishing a protocol to oversee the protection of minors online and carrying out periodic impact assessment, adopting “teenager modes” for minors, and suspending services to providers of products or services on the platform who seriously violate laws and regulations and harm minors’ rights and interests.

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

Other Regulations

Regulation of Corporate Governance

On December 29, 2023, the Standing Committee of the National People’s Congress promulgated the amended PRC Company Law, which will come into effect on July 1, 2024 and replace the existing PRC Company Law. The revisions include (i) optimizing the governance mechanism, clarifying that the board of directors is the executive body of the company, allowing the company to choose to establish a corporate governance structure composed of “board of directors with an audit committee under the board of directors” or “board of directors and board of supervisors” based on its actual circumstances, and allowing small companies limited by shares to be incorporated without a board of directors; (ii) further improving the company capital system, introducing the authorized capital system for companies limited by shares, clarifying the classes of shares that can be issued by companies limited by shares, strengthening the principle of capital maintenance, and allowing the use of capital reserves to cover losses; (iii) strengthening the fiduciary duties of the directors, supervisors and senior management, including the responsibilities of the directors, supervisors and senior management to maintain adequate company capital and report related party transactions, their joint and several liabilities and liquidation obligations; and (iv) improving the company registration system, clarifying that equity interests and creditor rights can be contributed as capital, allowing the establishment of companies limited by shares with one shareholder, and introducing simplified procedures for capital reduction and de-registration of company to facilitate a company’s operation. When the amended PRC Company Law takes effect, it will have a substantial impact on the current PRC Company Law and corporate governance structures governed by it, and our PRC corporate entities and their governance systems may be adjusted and changed accordingly.

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

According to the 2019 PRC Foreign Investment Law and its implementing rules, China adopts a system of pre-entry national treatment plus negative list with respect to foreign investment administration, and the negative list will be proposed by the competent investment department of the State Council of the PRC in conjunction with the competent commerce department of the State Council of the PRC and other relevant departments, and be reported to the State Council of the PRC for promulgation, or be promulgated by the competent investment department or competent commerce department of the State Council of the PRC after being reported to the State Council of the PRC for approval. Foreign investment beyond the negative list will be granted national treatment. Foreign investors shall not invest in the prohibited industries as specified in the negative list, while foreign investment must satisfy certain conditions stipulated in the negative list for investment in the restricted industries. The current industry entry clearance requirements governing investment activities in the PRC by foreign investors are set out in two categories, namely the Negative List and the Encouraged Industry Catalogue for Foreign Investment (2022 version), or the 2022 Encouraged Industry Catalogue, both of which were promulgated by the NDRC and the MOFCOM and took effect in January 2022 and January 2023 respectively. Industries not listed in these two categories are generally deemed “permitted” for foreign investment unless otherwise restricted by other PRC laws. Our major subsidiaries are registered in China and mainly engage in software development, technical services and consulting, all of which fall into the encouraged or permitted category. These major subsidiaries have obtained all material approvals required for their business operations. The Negative List does not apply to our major subsidiaries that are registered and domiciled in Hong Kong, the British Virgin Islands or the Cayman Islands, and operate outside of Chinese mainland. The businesses of our other PRC subsidiaries – including PRC subsidiaries of our major subsidiaries – are generally software development, technical services and consulting, which fall into the encouraged or permitted category. Industries such as value-added telecommunications services, including Internet information services, are generally restricted to foreign investment pursuant to the Negative List. We conduct business operations that are restricted or prohibited to foreign investment through variable interest entities.

On December 19, 2020, the NDRC and MOFCOM promulgated the Foreign Investment Security Review Measures, which took effect on January 18, 2021. Under the Foreign Investment Security Review Measures, foreign investments in military, national defense-related areas or in locations in proximity to military facilities, or foreign investments that would result in acquiring the actual control of assets in certain key sectors, such as critical agricultural products, energy and resources, equipment manufacturing, infrastructure, transport, cultural products and services, IT, Internet products and services, financial services and technology sectors, are required to obtain approval from designated governmental authorities in advance. Although the term “actual control” is not clearly defined under the Foreign Investment Security Review Measures, it is possible that control through contractual arrangement may be regarded as a form of actual control and therefore requires approval from the competent governmental authority. Since there are significant uncertainties with respect to the interpretation and implementation of the Foreign Investment Security Review Measures, there are substantial uncertainties as to whether our contractual arrangements may be deemed as a method of foreign investment in the future.

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

In June 2016, SAFE issued the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or Circular 16, which took effect on the same day and was most recently amended in December 2023. Circular 16 provides that discretionary foreign exchange settlement applies to foreign exchange capital, foreign debt offering proceeds and remitted foreign listing proceeds, and the corresponding Renminbi obtained from foreign exchange settlement is not restricted from being used to extend loans to related parties or repay the inter-company loans (including advances by third parties).

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

On October 23, 2019, SAFE issued the Notice of Further Facilitating Cross-border Trade and Investment, or Circular 28, which took effect on the same day and was most recently amended in December 2023. Circular 28 allows non-investment foreign-invested enterprises to use their capital funds to make equity investments in China, provided that such investments do not violate the negative list and the target investment projects are genuine and in compliance with laws. According to the Circular on Optimizing Administration of Foreign Exchange to Support the Development of Foreign-related Business issued by SAFE on April 10, 2020, eligible enterprises are allowed to make PRC domestic payments with their income under capital accounts such as capital funds, foreign debts and proceeds from overseas listing without submitting evidence of genuineness to the banks in advance, provided the use of such funds is genuine and in compliance with administrative regulations on the use of income under capital accounts.

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

Regulation of Overseas Listing

The PRC government has enhanced its regulatory oversight of Chinese companies listing overseas. The Opinions on Intensifying Crack Down on Illegal Securities Activities issued on July 6, 2021 called for (i) tightening oversight of data security, cross-border data flow and administration of classified information, as well as amendments to relevant regulations to specify responsibilities of overseas listed Chinese companies with respect to data security and information security; (ii) enhanced oversight of overseas listed companies as well as overseas equity fundraising and listing by Chinese companies; and (iii) extraterritorial application of PRC's securities laws.

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

Data Protection Regulation in Europe

The EU General Data Protection Regulation, or the EU GDPR, which has been retained and transposed in UK law as the UK GDPR, entered into force on May 25, 2018. The EU GDPR and UK GDPR each apply to companies that process personal data (i) in the context of an establishment in the European Economic Area, or the EEA, or UK (as applicable) or (ii) outside of the EEA or UK (as applicable) in relation to the offering of goods or services to, or the monitoring of the behavior of, individuals located in the EEA or UK (as applicable). The EU GDPR and UK GDPR each impose stringent operational requirements for controllers of personal data, including, for example, disclosures about how personal information is to be used, limitations on retention of personal data and pseudonymized data, security requirements, mandatory data breach notification requirements, and the need for a valid legal basis for data processing activities.

The activities of data processors are also regulated, and companies undertaking processing activities are required to offer certain guarantees in relation to the security of processing and the handling of personal data. Contracts with data processors need to include certain prescribed terms. Failure to comply with the EU GDPR, UK GDPR and other laws relating to the protection of personal data may result in fines (for example, under the EU GDPR up to the greater of €20,000,000 or 4% of the total worldwide annual turnover), and other administrative penalties including criminal liability.

Further legislative evolution in the field of European privacy is expected. For example, the current EU ePrivacy Directive may in due course be repealed by the EU’s draft Regulation on Privacy and Electronic Communications, or the ePrivacy Regulation, which contains updated rules and more severe penalties in respect of, amongst other things, the use of cookies (and similar tracking technologies), direct marketing and communications data. In addition, the UK has proposed amendments to the UK GDPR via the Data Protection and Digital Information (No.2) Bill which, if passed, will likely create greater divergence between EEA and UK requirements. This could create a dual regulatory compliance burden in circumstances where companies are subject to both regimes. It is also possible that a diverging UK regime may result in the EU re-evaluating the ‘adequacy’ of the UK data protection framework, which could result in additional compliance costs when transferring data from the EEA to the UK.

Regulation of Data and Digital Services in Europe

The European regulatory framework governing the use and sharing of data, and the provision of digital services, is rapidly evolving. The EU and the UK have recently enacted new laws and regulations relating to data and digital services including, in the EU, the Digital Services Act, or the DSA, and the Data Act, or the DA, as well as, in the UK, the Online Safety Act, or the OSA.

The DSA entered into force on November 16, 2022 and the majority of its provisions became applicable on February 17, 2024. It governs intermediary services provided to recipients established or resident in the EU, and is applicable to conduit and caching providers, hosting service providers, online platforms, online consumer marketplaces, very large online platforms, and very large search engines. The DSA contains obligations relating to, amongst other things: illegal content; algorithmic transparency; content moderation; so-called ‘dark patterns’; recommender systems; the protection of children; know-your-trader requirements; traders’ legal compliance; illegal products; online advertising; accountability and reporting requirements; transparency; risk identification and mitigation; independent audits; data sharing requirements; and the payment of an annual supervisory fee. The precise obligations depend on the scale and nature of the service provider, with ‘very large online platforms’ and ‘very large online search engines’ (defined as having a monthly average of 45 million or more active recipients of the service in the EU) being subject to the most comprehensive rules. Non-compliance with the DSA may result in fines of up to 6% of global annual turnover. The UK has also introduced its own requirements in this area via the OSA, although not all of its provisions are in effect yet. Infringements of the OSA are punishable by fines of up to the greater of £18 million or 10% of global annual turnover. AliExpress has been designated as a very large online platform, or VLOP, under the DSA, and is undergoing an assessment by the European Commission as to whether it may have infringed the DSA. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Industry — We are subject to complex and evolving laws and regulations regarding privacy and data protection and cybersecurity. Complying with these laws and regulations increases our cost of operations, limits our business opportunities and may require changes to our data collection, use and other practices or negatively affect our user growth and engagement. Failure to comply with these laws and regulations could result in claims, regulatory investigations, litigation or penalties, or otherwise negatively affect our business.”

C. Organizational Structure

Like many large scale, multinational companies with businesses around the world and across industries, we conduct our business through a large number of Chinese and foreign operating entities, including VIEs. The chart below summarizes our corporate structure as of March 31, 2024 and identifies the subsidiaries and VIEs that together are representative of the major businesses operated by our group, including our significant subsidiaries, as that term is defined under Section 1‑02 of Regulation S‑X under the U.S. Securities Act, and other representative subsidiaries, which we collectively refer to as our major subsidiaries, as well the corresponding representative VIEs, which we refer to as the representative VIEs:

(1)
Primarily involved in the operation of Taobao
(2)
Primarily involved in the operation of Tmall
(3)
Primarily involved in the operation of Cloud Intelligence Group
(4)
The holding company of AIDC Group
(5)
Primarily involved in the operation of Cainiao Smart Logistics Network Limited
(6)
Primarily involved in the operation of Local Services Group
(7)
Primarily involved in the operation of Digital Media and Entertainment Group
(8)
Primarily involved in investment projects
(9)
A VIE
(10)
On March 26, 2024, we announced our plan to offer to minority shareholders of Cainiao Smart Logistics Network Limited (including employees) an opportunity to sell all outstanding shares of Cainiao Smart Logistics Network Limited held by them to us. The completion of this transaction is subject to negotiations and satisfaction of closing conditions.
(11)
In April 2024, Hangzhou AliCloud Feitian Information Technology Co., Ltd., a wholly owned subsidiary of Zhejiang Alibaba Cloud Computing Ltd., became the WFOE corresponding to Alibaba Cloud Computing Ltd.

For information about the major VIEs, which account for a significant majority of the total revenue and assets of the VIEs, please see “Item 3. Key Information — The VIE Structure Adopted by Our Company— Variable Interest Entity Financial Information.”

Contractual Arrangements among Our Subsidiaries, the Variable Interest Entities and Variable Interest Entity Equity Holders

Due to legal restrictions on foreign ownership and investment in, among other areas, value added telecommunications services, which include the operations of ICPs, we, similar to all other entities with foreign incorporated holding company structures operating in our industry in China, operate our Internet businesses and other businesses in which foreign investment is restricted or prohibited in the PRC through various contractual arrangements with VIEs that are incorporated and owned by PRC citizens or by PRC entities owned and/or controlled by PRC citizens. The relevant VIEs hold the ICP licenses and other regulated licenses and operate our Internet businesses and other businesses in which foreign investment is restricted or prohibited. Specifically, for fiscal year 2024, our representative VIEs are Zhejiang Taobao Network Co., Ltd., Zhejiang Tmall Network Co., Ltd., Hangzhou Ali Venture Capital Co., Ltd., Shanghai Rajax Information Technology Co., Ltd., Alibaba Cloud Computing Ltd. and Alibaba Culture Entertainment Co., Ltd. See “— C. Organizational Structure” above.

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

VIE equity holders under the Enhanced VIE Structure

Under the Enhanced VIE Structure, a VIE is typically held by a PRC limited liability company, instead of individuals. This PRC limited liability company is directly or indirectly owned by two PRC limited partnerships, each of which holds 50% of the equity interest. Each of these partnerships is comprised of (i) a PRC limited liability company, as general partner (which is formed by a number of selected members of the Alibaba Partnership and our management who are PRC citizens), and (ii) the same group of natural persons, as limited partners. Under the terms of the relevant partnership agreements, the natural person limited partners must be members of the Alibaba Partnership or our management who are PRC citizens and as designated by the general partner of the partnership. For our representative VIEs, these individuals are Daniel Yong Zhang, Jessie Junfang Zheng, Xiaofeng Shao, Zeming Wu and Fang Jiang (with respect to each of Zhejiang Taobao Network Co., Ltd., Zhejiang Tmall Network Co., Ltd., Hangzhou Ali Venture Capital Co., Ltd., Shanghai Rajax Information Technology Co., Ltd. and Alibaba Cloud Computing Ltd.), and Jeff Jianfeng Zhang, Winnie Jia Wen, Jie Song, Yongxin Fang and Li Cheng (with respect to Alibaba Culture Entertainment Co., Ltd.. Because Li Cheng is no longer a member of the Alibaba Partnership, we are in the process of replacing him. In addition, we are in the process of restructuring the VIEs and changing these individuals as part of our Reorganization.

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

Loan Agreements

Pursuant to the relevant loan agreement, our respective subsidiary has granted a loan to the relevant VIE equity holders, which may only be used for the purpose of its business operation activities agreed by our subsidiary or the acquisition of the relevant VIE. Our subsidiary may require acceleration of repayment at its absolute discretion. When the VIE equity holders make early repayment of the outstanding amount, our subsidiary or a third party designated by it may purchase the equity interests in the VIE at a price equal to the outstanding amount of the loan, subject to any applicable PRC laws, rules and regulations. The VIE equity holders undertake not to enter into any prohibited transactions in relation to the VIE, including the transfer of any business, material assets or equity interests in the VIE to any third party. The parties to the loan agreement for each of the representative VIEs are the relevant VIE equity holders, on the one hand, and Taobao (China) Software Co., Ltd., Zhejiang Tmall Technology Co., Ltd., Alibaba (China) Co. Ltd., Rajax Network Technology (Shanghai) Co., Ltd., Hangzhou AliCloud Feitian Information Technology Co., Ltd. and Beijing Youku Technology Co., Ltd., our corresponding subsidiaries, on the other hand.

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

D. Property, Plant and Equipment

As of March 31, 2024, we occupied facilities around the world with an aggregate gross floor area of office buildings, logistics warehouses, retail space, data centers and other facilities owned by us totaling approximately 24.1 million square meters. We maintain offices in many countries and regions, including Chinese mainland, Hong Kong S.A.R., Singapore and the United States. In addition, we maintain data centers in a number of countries including Chinese mainland, Hong Kong S.A.R., Indonesia, Malaysia, Thailand, India, Philippines, Australia, Singapore, UAE, Germany, the UK, Japan, South Korea and the United States.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.
Operating Results

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements and the related notes included in this annual report and in particular, “Item 4. Information on the Company — B. Business Overview.” This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information — D. Risk Factors” and elsewhere in this annual report. We have prepared our consolidated financial statements in accordance with U.S. GAAP. Our fiscal year ends on March 31 and references to fiscal years 2022, 2023 and 2024 are to the fiscal years ended March 31, 2022, 2023 and 2024, respectively.

Overview

Our total revenue increased by 2% from RMB853,062 million in fiscal year 2022 to RMB868,687 million in fiscal year 2023, and further increased by 8% to RMB941,168 million (US$130,350 million) in fiscal year 2024. Our net income increased by 39% from RMB47,079 million in fiscal year 2022 to RMB65,573 million in fiscal year 2023, and increased by 9% to RMB71,332 million (US$9,879 million) in fiscal year 2024.

Our non-GAAP net income, which excludes the effect of share-based compensation expense, amortization and impairment of intangible assets, gain or loss on deemed disposals/disposals/revaluation of investments, impairment of goodwill and investments and others, and adjustments for the tax effects, increased by 4% from RMB136,388 million in fiscal year 2022 to RMB141,379 million in fiscal year 2023. Non-GAAP net income increased by 11% to RMB157,479 million (US$21,811 million) in fiscal year 2024. For further information on non-GAAP financial measures we use in evaluating our operating results and for financial and operational decision-making purposes, see “— Non-GAAP Measures.”

Our Segments

We organize and report our business in the following segments:

•
Taobao and Tmall Group;
•
Cloud Intelligence Group;
•
Alibaba International Digital Commerce Group;
•
Cainiao Smart Logistics Network Limited;
•
Local Services Group;
•
Digital Media and Entertainment Group; and
•
All others.

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

In discussing the operating results of these segments, we present each segment’s revenue and adjusted earnings before interest, taxes and amortization, or adjusted EBITA.

Our reported segments are described below:

•
Taobao and Tmall Group, which includes Taobao, Tmall, Xianyu, 1688.com and other businesses.
•
Cloud Intelligence Group, which includes Alibaba Cloud and other businesses.
•
Alibaba International Digital Commerce Group, which includes AliExpress, Trendyol, Lazada, Alibaba.com and other businesses.
•
Cainiao Smart Logistics Network Limited, which mainly includes our domestic and international one-stop-shop logistics services and supply chain management solutions.
•
Local Services Group, which mainly includes “To-Home” business of Ele.me and the “To-Destination” business of Amap.
•
Digital Media and Entertainment Group, which includes Youku and Alibaba Pictures.
•
All others, which includes Sun Art, Freshippo, Alibaba Health, Lingxi Games, Intime, Intelligent Information Platform (which mainly consists of UCWeb and Quark businesses), Fliggy, DingTalk (previously reported under Cloud Intelligence Group segment) and other businesses.

Accordingly, our segment reporting has been updated to reflect how our chief operating decision maker (“CODM”) reviews information under this new structure.

Our Monetization Model

Our marketplaces and businesses are highly synergistic, which create an ecosystem that enables consumers, merchants, brands, retailers, other businesses, third party service providers and strategic partners to interconnect and interact with each other. We leverage our leading technologies to provide various value propositions to participants in our ecosystem and realize monetization by offering different services and creating value under each of our business segments.

Our monetization and profit model primarily consists of the following elements:

Taobao and Tmall Group

China Commerce Retail Business

We generate revenue from merchants by leveraging our consumer insights and data technologies which enable brands and merchants to attract, engage and retain consumers, complete transactions, improve their branding, enhance operating efficiency and offer various services. On the consumer side, leveraging these insights and technologies, as well as our supply chain capabilities, we also generate revenue from product sales for our direct sales businesses. The revenue of our China commerce retail business primarily consists of customer management revenue and direct sales and others revenue.

Customer management

We derive a majority of our China commerce retail revenue from customer management services. We generate customer management revenue from merchants by offering an integrated package and a comprehensive solution comprising a diverse array of services to enable them to attract, engage and retain consumers, complete transactions, improve their branding and enhance operating efficiency. The customer management revenue are charged primarily on cost-per-click (CPC) basis, cost-per-thousand impressions (CPM) basis, time basis and cost-per-sale (CPS) basis (e.g., fees charged based on the GMV transacted, including commission on transactions).

•
Cost-per-click (CPC), Cost-per-thousand impressions (CPM) and time-based marketing services, where merchants primarily bid for keywords or bid to market to groups of consumers with similar profiles that match product or service listings appearing in search results or browser results through our online auction system on a CPC basis or CPM basis. We provide these services directly on our marketplaces or through collaboration with third-party marketing affiliates program.
•
Cost-per-sale (CPS) marketing services, where we charged fees from merchants when transactions are completed on Taobao, Tmall and certain other retail marketplaces of the Company. The fees are generally determined as a percentage based on the value of merchandise sold by the merchants and typically range from 0.3% to 5.0% for Tmall depending on the product category.

Direct sales and others

Direct sales and others revenue from our China commerce retail businesses is primarily generated by our direct sales businesses, comprising mainly Tmall Supermarket and Tmall Global’s direct sales businesses, and primarily consists of revenue from product sales.

China Commerce Wholesale Business

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

Cloud Intelligence Group

Our Cloud businesses primarily generate revenue from the provision of public and non-public cloud services to our domestic and international enterprise customers:

•
Public cloud services, where we generate revenue from a wide range of cloud services, including, among others, elastic computing, storage, network, database, big data and AI, security and proprietary servers. Enterprise customers can pay for these services on a consumption or subscription basis, such as on-demand delivery of computing services and storage capacities.
•
Non-public cloud services, where we generate revenue through packaged cloud services, including hardware, software license, software installation service, application development and maintenance service.

Alibaba International Digital Commerce Group

International Commerce Retail Business

We generate revenue from our International commerce retail businesses primarily through customer management services, direct sales and logistics services. Our revenue from customer management services is mainly contributed by AliExpress, Lazada and Trendyol. We generate direct sales revenue primarily from AliExpress, Trendyol and Lazada. We generate logistics services revenue primarily from Lazada and Trendyol.

International Commerce Wholesale Business

We generate revenue from our International wholesale commerce businesses primarily through membership fees, value-added services and customer management services. Revenue from membership fees are primarily fixed annual fees from the sale of memberships for paying members to reach customers, provide quotations and transact. Revenue from value-added services primarily consists of fees for services such as trade assurance services, the prices of which are determined based on the types, usage and duration of the value-added services. Revenue from customer management services is primarily derived from P4P marketing services.

Cainiao Smart Logistics Network Limited

We generate revenue from Cainiao business primarily through express delivery and supply chain services. Cainiao charges merchants delivery fees on a per-parcel basis for express delivery services, and charges merchants service fees based on the service selected, such as storage, processing, delivery and various value-added services. In addition, Cainiao generates revenue by providing technology and other value-added services.

Local Services Group

We generate revenue from Local Services Group primarily through platform commissions and on-demand delivery services by our “To-home” business. Our revenue from platform commissions is mainly contributed by transactions on Ele.me, where merchants pay a commission based on a percentage of the transaction value. The commission percentages vary depending on product category. We also generate revenue through on-demand delivery services, including delivery of meals, food, groceries, FMCG, flowers and pharmaceutical products, for merchants and customers through Fengniao Logistics, Ele.me’s on-demand delivery network.

In addition, our “To-destination” businesses mainly generate revenue from Amap, by charging a software service fee and technology service fee to enterprise customers.

Digital Media and Entertainment Group

Revenue from Digital Media and Entertainment Group primarily comprises membership subscription fees, content investment income, customer management revenue and ticketing services revenue. Membership subscription fees are mainly generated from paying subscribers. Content investment income is mainly generated from box office income of movie investment projects. Customer management revenue is mainly generated from businesses and advertising agencies and the monetization model is substantially similar to the customer management revenue for our China commerce retail business. Ticketing services revenue is mainly generated from ticketing online sales commissions.

All Others

All others include Sun Art, Freshippo, Alibaba Health, Lingxi Games, Intime, Intelligent Information Platform (which mainly consists of UCWeb and Quark businesses), Fliggy, DingTalk (previously reported under Cloud Intelligence Group segment) and other businesses. The majority of revenue within All others consists of direct sales revenue, which is recorded on a gross basis.

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

Our significant strategic investments and acquisitions (including those that are under definitive agreement but have not closed, and excluding equity transactions in subsidiaries) in fiscal year 2024 and the period through the date of this annual report are set forth below.

Moonshot AI Ltd or Moonshot, is an artificial intelligence company in the PRC. During the fiscal year 2024, we invested a total of approximately US$0.8 billion for an approximately 36% equity interest, representing a preferred stock investment in Moonshot.

Intangible Assets and Goodwill

When we make an acquisition, consideration that exceeds the acquisition date amounts of the acquired assets and liabilities is allocated to intangible assets and goodwill. We have and will continue to incur amortization expenses as we amortize intangible assets over their estimated useful life on a straight-line basis. We do not amortize goodwill. We test intangible assets and goodwill periodically or whenever necessary for impairment, and any impairment may materially and adversely affect our financial condition and results of operations. Some of our acquisitions and investments may not be successful, and we may incur impairment charges in the future. We recognized an impairment of intangible assets of RMB2,811 million in fiscal year 2023 and RMB12,089 million (US$1,674 million) in fiscal year 2024 , mainly relating to one of our import e-commerce platform in China and Sun Art within All others segment, respectively. We recognized an impairment of goodwill of RMB2,714 million and RMB10,521 million (US$1,457 million) in fiscal years 2023 and 2024 respectively, mainly in relation to Digital Media and Entertainment Group. For additional information, see “— Critical Accounting Policies and Estimates — Impairment Assessment on Goodwill and Intangible Assets” and “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Industry — We face risks relating to our acquisitions, investments and alliances.”

Components of Results of Operations

Revenue

The following table sets forth our revenues by segment, presented before inter-segment elimination, for the periods indicated (1):

	Year ended March 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
	(in millions)
Taobao and Tmall Group:
China commerce retail
- Customer management	316,029	291,541	304,009	42,105
- Direct sales and others (2)	96,795	103,811	110,405	15,291
	412,824	395,352	414,414	57,396
China commerce wholesale	17,106	17,854	20,479	2,836
Total Taobao and Tmall Group	429,930	413,206	434,893	60,232

Cloud Intelligence Group	102,016	103,497	106,374	14,733

Alibaba International Digital Commerce Group:
International commerce retail	43,679	50,933	81,654	11,309
International commerce wholesale	18,506	19,573	20,944	2,901
Total Alibaba International Digital Commerce Group	62,185	70,506	102,598	14,210

Cainiao Smart Logistics Network Limited	66,808	77,512	99,020	13,714
Local Services Group	44,890	50,249	59,802	8,282
Digital Media and Entertainment Group	18,105	18,444	21,145	2,929
All others (3)	189,543	197,115	192,331	26,637
Total segment revenue	913,477	930,529	1,016,163	140,737
Unallocated	1,556	866	1,297	180
Inter-segment elimination	(61,971)	(62,708)	(76,292)	(10,567)
Consolidated revenue	853,062	868,687	941,168	130,350
(1)
During fiscal year 2024, our segment reporting has been updated to reflect our Reorganization and the reclassification of the revenue of our DingTalk business, which was previously reported under Cloud Intelligence Group, to All others, the purpose of which was to provide DingTalk with greater autonomy to promote innovation and enhance competitiveness. Our CODM started to review information under this new reporting structure and segment reporting has been updated to conform to this change as well as the way we manage and monitor segment performance. Comparative figures were reclassified to conform to this presentation.
(2)
Direct sales and others revenue under Taobao and Tmall Group primarily represents Tmall Supermarket, Tmall Global and other direct sales businesses, where revenue and cost of inventory are recorded on a gross basis.
(3)
All others include Sun Art, Freshippo, Alibaba Health, Lingxi Games, Intime, Intelligent Information Platform (which mainly consists of UCWeb and Quark businesses), Fliggy, DingTalk (previously reported under Cloud Intelligence Group segment) and other businesses. The majority of revenue within All others consist of direct sales revenue, which is recorded on a gross basis.

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

General and Administrative Expenses

General and administrative expenses mainly consist of salaries, bonuses, benefits and share-based compensation expense for our management and administrative employees, office facilities and other support overhead costs, professional services fees, provision for doubtful debts on receivables, charitable contributions, as well as non-recurring items.

Interest and Investment Income, Net

Interest and investment income, net mainly consists of interest income, gain or loss on deemed disposals, disposals and revaluation of our long-term equity investments and impairment of equity investments.

Interest Expense

Our interest expense is comprised of interest payments and amortization of upfront fees and incidental charges primarily associated with our US$8.0 billion unsecured senior notes issued in November 2014, of which US$5.05 billion was repaid in 2017, 2019 and 2021, an aggregate of US$7.0 billion unsecured senior notes issued in December 2017, of which US$700 million was repaid in June 2023, an aggregate of US$5.0 billion unsecured senior notes issued in February 2021, as well as the US$4.0 billion five-year term loan facility drawn down in fiscal year 2017 and extended in 2023. In addition, we have a US$6.5 billion revolving credit facility, which we have not yet drawn as of the date of this annual report.

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

Hong Kong Profits Tax

Our company’s subsidiaries incorporated in Hong Kong were subject to Hong Kong profits tax at a rate of 16.5% in fiscal years 2022, 2023 and 2024.

PRC Income Tax

Under the EIT Law, the standard enterprise income tax rate is 25%.

Entities qualifying as High and New Technology Enterprises enjoy a preferential tax rate of 15%. Entities recognized as Software Enterprises are exempt from the EIT for two years beginning from their first profitable calendar year and are entitled to a 50% reduction in EIT for the following three consecutive calendar years. Furthermore, entities recognized as Key Software Enterprises (KSE) within the PRC national plan enjoy a preferential EIT rate of 10%. KSE status is subject to review by the relevant authorities every year and the timing of annual review and notification by the relevant authorities may vary from year to year. The related reduction in tax expense as a result of official notification confirming KSE status is accounted for upon receipt of such notification.

Certain subsidiaries received the above preferential tax treatments during calendar years 2021, 2022, 2023 and 2024. Four of our subsidiaries in China, Alibaba (China) Technology Co., Ltd., Taobao (China) Software Co., Ltd., Zhejiang Tmall Technology Co., Ltd., and Alibaba (China) Co., Ltd, which are our wholly-owned entities primarily involved in the operations of wholesale marketplaces, Taobao, Tmall, and technology, software research and development and relevant services, respectively, were qualified as High and New Technology Enterprises and they were subject to an EIT rate of 15%. Another one of our subsidiaries in China, Alibaba (Beijing) Software Services Co., Ltd., which is our wholly-owned entity primarily engaged in the operations of technology, software research and development and relevant services, was recognized as a Software Enterprise and was thereby entitled to an income tax exemption for two years beginning from its first profitable calendar year 2017, and a 50% reduction in the standard statutory rate for the subsequent three consecutive years starting from the calendar year 2019. For the calendar years of 2021, 2022 and 2023, Alibaba (Beijing) Software Services Co., Ltd. applied an EIT rate of 12.5% (50% reduction in the standard statutory rate) as a Software Enterprise for the calendar year of 2021 and applied an EIT rate of 15% as High and New Technology Enterprise for the calendar years of 2022 and 2023.

VAT and Other Levies

Our major PRC subsidiaries are subject to VAT on revenue earned for our services under a national VAT reform program. In general, the applicable VAT rate on the revenue earned for services is 6% with companies entitled to crediting VAT paid on certain purchases against VAT on sales. Revenue is recognized net of VAT in our consolidated income statement.

PRC Withholding Tax

Pursuant to the EIT Law, a 10% withholding tax is generally levied on dividends declared by companies in China to their non-resident enterprise investors. A lower withholding tax rate of 5% is applicable for direct foreign investors incorporated in Hong Kong with at least 25% equity interest in the PRC company and meeting the relevant conditions or requirements pursuant to the tax arrangement between Chinese mainland and Hong Kong S.A.R. As the equity holders of our PRC operating subsidiaries are qualified Hong Kong incorporated companies, our deferred tax liabilities for distributable earnings are calculated at a 5% withholding tax rate. As of March 31, 2024, we have accrued the withholding tax on substantially all of the earnings distributable by our subsidiaries in China, except for those being reserved for permanent reinvestment in China of RMB304.7 billion (US$42.2 billion).

Share-based Compensation

Our equity incentive plans provide the granting of share-based awards to eligible grantees. We believe share-based awards are vital to attract, incentivize and retain our employees and are the appropriate tool to align the interests of the grantees with those of our shareholders. See “Item 6. Directors, Senior Management and Employees — B. Compensation.”

In addition, prior to 2023, Junhan and Ant Group granted share-based awards to our employees, and the awards are settled by Junhan or Ant Group respectively. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Agreements and Transactions Related to Ant Group and Its Subsidiaries — Our Commercial Arrangements with Ant Group and Alipay — Share-based Award Arrangements.”

We recognized share-based compensation expense of RMB23,971 million, RMB30,831 million and RMB18,546 million (US$2,569 million) in fiscal years 2022, 2023 and 2024, respectively, representing 3%, 4% and 2% of our revenue in those respective periods.

The following table sets forth an analysis of share-based compensation expense by function for the periods indicated:

	Year ended March 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
	(in millions)
Cost of revenue	5,725	5,710	3,012	417
Product development expenses	11,035	13,514	7,623	1,056
Sales and marketing expenses	3,050	3,710	2,265	314
General and administrative expenses	4,161	7,897	5,646	782
Total	23,971	30,831	18,546	2,569

The following table sets forth an analysis of share-based compensation expense by type of awards for the periods indicated:

	Year ended March 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
	(in millions)
Alibaba Group share-based awards(1)	30,576	24,900	17,974	2,489
Ant Group share-based awards(2)	(11,585)	668	(6,691)	(927)
Others(3)	4,980	5,263	7,263	1,007
Total	23,971	30,831	18,546	2,569

(1)
This represents Alibaba Group share-based awards granted to our employees.
(2)
This represents Ant Group share-based awards granted to our employees, which is subject to mark-to-market accounting treatment.
(3)
This represents share-based awards of our subsidiaries.

Share-based compensation expense related to Alibaba Group share-based awards decreased in fiscal year 2024 compared to fiscal year 2023. This decrease was primarily due to the general decrease in the average fair market value of the awards granted.

Share-based compensation expense related to Ant Group reflected a reversal of share-based compensation expense of RMB6,901 million (US$956 million) recorded in fiscal year 2024. This is the result of a mark-to-market adjustment during the fiscal year relating to Ant Group share-based awards granted to our employees because of a decrease in the value of Ant Group.

We expect that our share-based compensation expense will continue to be affected by changes in the fair value of the underlying awards and the quantity of awards we grant in the future. See “— Critical Accounting Policies and Estimates — Share-based Compensation Expense and Valuation of the Underlying Awards” below for additional information regarding our share-based compensation expense.

Results of Operations

The following tables set out our consolidated results of operations for the periods indicated:

	Year ended March 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
	(in millions, except per share data)
Revenue	853,062	868,687	941,168	130,350
Cost of revenue	(539,450)	(549,695)	(586,323)	(81,205)
Product development expenses	(55,465)	(56,744)	(52,256)	(7,237)
Sales and marketing expenses	(119,799)	(103,496)	(115,141)	(15,947)
General and administrative expenses	(31,922)	(42,183)	(41,985)	(5,815)
Amortization and impairment of intangible assets	(11,647)	(13,504)	(21,592)	(2,990)
Impairment of goodwill	(25,141)	(2,714)	(10,521)	(1,457)
Income from operations	69,638	100,351	113,350	15,699
Interest and investment income, net	(15,702)	(11,071)	(9,964)	(1,380)
Interest expense	(4,909)	(5,918)	(7,947)	(1,101)
Other income, net	10,523	5,823	6,157	853
Income before income tax and share of results of equity method investees	59,550	89,185	101,596	14,071
Income tax expenses	(26,815)	(15,549)	(22,529)	(3,120)
Share of results of equity method investees	14,344	(8,063)	(7,735)	(1,072)
Net income	47,079	65,573	71,332	9,879
Net loss attributable to noncontrolling interests	15,170	7,210	8,677	1,202
Net income attributable to Alibaba Group Holding Limited	62,249	72,783	80,009	11,081
Accretion of mezzanine equity	(290)	(274)	(268)	(37)
Net income attributable to ordinary shareholders	61,959	72,509	79,741	11,044
Earnings per share attributable to ordinary shareholders(1)
Basic	2.87	3.46	3.95	0.55
Diluted	2.84	3.43	3.91	0.54
Earnings per ADS attributable to ordinary shareholders(1)
Basic	22.99	27.65	31.61	4.38
Diluted	22.74	27.46	31.24	4.33

(1)
Each ADS represents eight Shares.

	Year ended March 31,
	2022	2023	2024
	%	%	%
	(as percentage of revenue)
Revenue	100	100	100
Cost of revenue	(63)	(63)	(62)
Product development expenses	(7)	(7)	(6)
Sales and marketing expenses	(14)	(12)	(12)
General and administrative expenses	(4)	(5)	(5)
Amortization and impairment of intangible assets	(1)	(1)	(2)
Impairment of goodwill	(3)	—	(1)
Income from operations	8	12	12
Interest and investment income, net	(1)	(1)	(1)
Interest expense	(1)	(1)	(1)
Other income, net	1	—	—
Income before income tax and share of results of equity method investees	7	10	10
Income tax expenses	(3)	(1)	(2)
Share of results of equity method investees	2	(1)	(1)
Net income	6	8	7
Net loss attributable to noncontrolling interests	2	—	1
Net income attributable to Alibaba Group Holding Limited	8	8	8
Accretion of mezzanine equity	—	—	—
Net income attributable to ordinary shareholders	8	8	8

Segment Information for Fiscal Years 2022, 2023 and 2024

The tables below set forth certain financial information of our operating segments, before inter-segment elimination, for the periods indicated(1):

	Year ended March 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
	(in millions)
Taobao and Tmall Group:
China commerce retail
- Customer management	316,029	291,541	304,009	42,105
- Direct sales and others (2)	96,795	103,811	110,405	15,291
	412,824	395,352	414,414	57,396
China commerce wholesale	17,106	17,854	20,479	2,836
Total Taobao and Tmall Group	429,930	413,206	434,893	60,232

Cloud Intelligence Group	102,016	103,497	106,374	14,733

Alibaba International Digital Commerce Group:
International commerce retail	43,679	50,933	81,654	11,309
International commerce wholesale	18,506	19,573	20,944	2,901
Total Alibaba International Digital Commerce Group	62,185	70,506	102,598	14,210

Cainiao Smart Logistics Network Limited	66,808	77,512	99,020	13,714
Local Services Group	44,890	50,249	59,802	8,282
Digital Media and Entertainment Group	18,105	18,444	21,145	2,929
All others (3)	189,543	197,115	192,331	26,637
Total segment revenue	913,477	930,529	1,016,163	140,737
Unallocated	1,556	866	1,297	180
Inter-segment elimination	(61,971)	(62,708)	(76,292)	(10,567)
Consolidated revenue	853,062	868,687	941,168	130,350

(1)
During fiscal year 2024, our segment reporting has been updated to reflect our Reorganization and the reclassification of the revenue of our DingTalk business,

which was previously reported under Cloud Intelligence Group, to All others, the purpose of which was to provide DingTalk with greater autonomy to promote innovation and enhance competitiveness. Our CODM started to review information under this new reporting structure and segment reporting has been updated to conform to this change as well as the way we manage and monitor segment performance. Comparative figures were reclassified to conform to this presentation.
(2)
Direct sales and others revenue under Taobao and Tmall Group primarily represents Tmall Supermarket, Tmall Global and other direct sales businesses, where revenue and cost of inventory are recorded on a gross basis.
(3)
All others include Sun Art, Freshippo, Alibaba Health, Lingxi Games, Intime, Intelligent Information Platform (which mainly consists of UCWeb and Quark businesses), Fliggy, DingTalk (previously reported under Cloud Intelligence Group segment) and other businesses. The majority of revenue within All others consist of direct sales revenue, which is recorded on a gross basis.

	Year ended March 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
	(in millions)
Taobao and Tmall Group	192,218	189,140	194,827	26,983
Cloud Intelligence Group	3,744	4,101	6,121	848
Alibaba International Digital Commerce Group	(8,614)	(4,944)	(8,035)	(1,113)
Cainiao Smart Logistics Network Limited	(1,465)	(391)	1,402	194
Local Services Group	(20,059)	(13,148)	(9,812)	(1,359)
Digital Media and Entertainment Group	(5,509)	(2,789)	(1,539)	(213)
All others (2)	(16,295)	(9,388)	(9,160)	(1,268)
Total segments adjusted EBITA	144,020	162,581	173,804	24,072
Unallocated (3)	(12,672)	(12,143)	(6,190)	(857)
Inter-segment elimination	(951)	(2,527)	(2,586)	(359)
Consolidated adjusted EBITA	130,397	147,911	165,028	22,856

(1)
During fiscal year 2024, our segment reporting has been updated to reflect our Reorganization and the reclassification of the results of our DingTalk business, which was previously reported under Cloud Intelligence Group, to All others, the purpose of which was to provide DingTalk with greater autonomy to promote innovation and enhance competitiveness. Our CODM started to review information under this new reporting structure and segment reporting has been updated to conform to this change as well as the way we manage and monitor segment performance. Comparative figures were reclassified to conform to this presentation.
(2)
All others include Sun Art, Freshippo, Alibaba Health, Lingxi Games, Intime, Intelligent Information Platform (which mainly consists of UCWeb and Quark businesses), Fliggy, DingTalk (previously reported under Cloud Intelligence Group segment) and other businesses.
(3)
Unallocated primarily relates to certain costs incurred by corporate functions and other miscellaneous items that are not allocated to individual segments.

Non-GAAP Measures

We use adjusted EBITDA, adjusted EBITA, non‑GAAP net income, non‑GAAP diluted earnings per share/ADS and free cash flow, each a non‑GAAP financial measure, in evaluating our operating results and for financial and operational decision‑making purposes.

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

Adjusted EBITDA represents net income before interest and investment income, net, interest expense, other income, net, income tax expenses, share of results of equity method investees, share-based compensation expense, amortization and impairment of intangible assets, depreciation and impairment of property and equipment, and operating lease cost relating to land use rights, impairment of goodwill, and others, which we do not believe are reflective of our core operating performance during the periods presented.

Adjusted EBITA represents net income before interest and investment income, net, interest expense, other income, net, income tax expenses, share of results of equity method investees, share-based compensation expense, amortization and impairment of intangible assets, impairment of goodwill, and others, which we do not believe are reflective of our core operating performance during the periods presented.

Non‑GAAP net income represents net income before share-based compensation expense, amortization and impairment of intangible assets, gain or loss on deemed disposals/disposals/revaluation of investments, impairment of goodwill and investments, and others, and adjustments for the tax effects.

Non‑GAAP diluted earnings per share represents non-GAAP net income attributable to ordinary shareholders divided by the weighted average number of outstanding ordinary shares for computing non-GAAP diluted earnings per share on a diluted basis. Non-GAAP diluted earnings per ADS represents non-GAAP diluted earnings per share after adjusting for the ordinary share-to-ADS ratio.

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

The following table sets forth a reconciliation of our net income to adjusted EBITA and adjusted EBITDA for the periods indicated:

	Year ended March 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
	(in millions)
Net income	47,079	65,573	71,332	9,879
Adjustments to reconcile net income to adjusted EBITA and adjusted EBITDA:
Interest and investment income, net	15,702	11,071	9,964	1,380
Interest expense	4,909	5,918	7,947	1,101
Other income, net	(10,523)	(5,823)	(6,157)	(853)
Income tax expenses	26,815	15,549	22,529	3,120
Share of results of equity method investees	(14,344)	8,063	7,735	1,072
Income from operations	69,638	100,351	113,350	15,699
Share-based compensation expense	23,971	30,831	18,546	2,569
Amortization and impairment of intangible assets	11,647	13,504	21,592	2,990
Impairment of goodwill, and others	25,141	3,225	11,540	1,598
Adjusted EBITA	130,397	147,911	165,028	22,856
Depreciation and impairment of property and equipment, and operating lease cost relating to land use rights	27,808	27,799	26,640	3,690
Adjusted EBITDA	158,205	175,710	191,668	26,546

The following table sets forth a reconciliation of our net income to non‑GAAP net income for the periods indicated:

	Year ended March 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
	(in millions)
Net income	47,079	65,573	71,332	9,879
Adjustments to reconcile net income to non-GAAP net income:
Share-based compensation expense	23,971	30,831	18,546	2,569
Amortization and impairment of intangible assets	11,647	13,504	21,592	2,990
Loss on deemed disposals/disposals/revaluation of investments	21,671	13,857	21,659	3,000
Impairment of goodwill and investments, and others	40,264	24,862	33,679	4,664
Tax effects(1)	(8,244)	(7,248)	(9,329)	(1,291)
Non-GAAP net income	136,388	141,379	157,479	21,811

(1)
Tax effects primarily comprises tax effects relating to share-based compensation expense, amortization and impairment of intangible assets and certain gains and losses from investments, and others.

The following table sets forth a reconciliation of our diluted earnings per share/ADS to non‑GAAP diluted earnings per share/ADS for the periods indicated:

	Year ended March 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
	(in millions, except per share data)
Net income attributable to ordinary shareholders - basic	61,959	72,509	79,741	11,044
Dilution effect on earnings arising from share-based awards operated by equity method investees and subsidiaries	(37)	(38)	(228)	(32)
Net income attributable to ordinary shareholders - diluted	61,922	72,471	79,513	11,012
Non-GAAP adjustments to net income attributable to ordinary shareholders(1)	81,593	71,520	78,846	10,920
Non-GAAP net income attributable to ordinary shareholders for computing non-GAAP diluted earnings per share/ADS	143,515	143,991	158,359	21,932
Weighted average number of shares on a diluted basis for computing non-GAAP diluted earnings per share/ADS (million shares)(2)	21,787	21,114	20,359
Diluted earnings per share(2) (3)	2.84	3.43	3.91	0.54
Non-GAAP diluted earnings per share(2) (4)	6.59	6.82	7.78	1.08
Diluted earnings per ADS(2) (3)	22.74	27.46	31.24	4.33
Non-GAAP diluted earnings per ADS(2) (4)	52.69	54.56	62.23	8.62

(1)
See the table above regarding the reconciliation of net income to non‑GAAP net income for more information of these non‑GAAP adjustments.
(2)
Each ADS represents eight ordinary shares.
(3)
Diluted earnings per share is derived from dividing net income attributable to ordinary shareholders by the weighted average number of outstanding ordinary shares, on a diluted basis. Diluted earnings per ADS is derived from the diluted earnings per share after adjusting for the ordinary share-to-ADS ratio.
(4)
Non-GAAP diluted earnings per share is derived from dividing non-GAAP net income attributable to ordinary shareholders by the weighted average number of outstanding ordinary shares for computing non-GAAP diluted earnings per share, on a diluted basis. Non-GAAP diluted earnings per ADS is derived from the non-GAAP diluted earnings per share after adjusting for the ordinary share-to-ADS ratio.

The following table sets forth a reconciliation of net cash provided by operating activities to free cash flow for the periods indicated:

	Year ended March 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
	(in millions)
Net cash provided by operating activities	142,759	199,752	182,593	25,289
Less: Purchase of property and equipment (excluding land use rights and construction in progress relating to office campuses)	(42,028)	(30,373)	(27,579)	(3,820)
Less: Purchase of intangible assets (excluding those acquired through acquisitions)	(15)	(22)	(842)	(116)
Less: Changes in the buyer protection fund deposits	(1,842)	2,306	2,038	282
Free cash flow	98,874	171,663	156,210	21,635

Comparison of Fiscal Years 2023 and 2024

Revenue

	Year ended March 31,
	2023	2024
	RMB	RMB	US$	YoY % Change
	(in millions, except percentages)
Taobao and Tmall Group:
China commerce retail
- Customer management	291,541	304,009	42,105	4%
- Direct sales and others (2)	103,811	110,405	15,291	6%
	395,352	414,414	57,396	5%
China commerce wholesale	17,854	20,479	2,836	15%
Total Taobao and Tmall Group	413,206	434,893	60,232	5%

Cloud Intelligence Group	103,497	106,374	14,733	3%

Alibaba International Digital Commerce Group:
International commerce retail	50,933	81,654	11,309	60%
International commerce wholesale	19,573	20,944	2,901	7%
Total Alibaba International Digital Commerce Group	70,506	102,598	14,210	46%

Cainiao Smart Logistics Network Limited	77,512	99,020	13,714	28%
Local Services Group	50,249	59,802	8,282	19%
Digital Media and Entertainment Group	18,444	21,145	2,929	15%
All others (3)	197,115	192,331	26,637	(2)%
Total segment revenue	930,529	1,016,163	140,737	9%
Unallocated	866	1,297	180
Inter-segment elimination	(62,708)	(76,292)	(10,567)
Consolidated revenue	868,687	941,168	130,350	8%

(1)
During fiscal year 2024, our segment reporting has been updated to reflect our Reorganization and the reclassification of the revenue of our DingTalk business, which was previously reported under Cloud Intelligence Group, to All others, the purpose of which was to provide DingTalk with greater autonomy to promote innovation and enhance competitiveness. Our CODM started to review information under this new reporting structure and segment reporting has been updated to conform to this change as well as the way we manage and monitor segment performance. Comparative figures were reclassified to conform to this presentation.
(2)
Direct sales and others revenue under Taobao and Tmall Group primarily represents Tmall Supermarket, Tmall Global and other direct sales businesses, where revenue and cost of inventory are recorded on a gross basis.
(3)
All others include Sun Art, Freshippo, Alibaba Health, Lingxi Games, Intime, Intelligent Information Platform (which mainly consists of UCWeb and Quark businesses), Fliggy, DingTalk (previously reported under Cloud Intelligence Group segment) and other businesses. The majority of revenue within All others consist of direct sales revenue, which is recorded on a gross basis.

Total revenue increased by 8% from RMB868,687 million in fiscal year 2023 to RMB941,168 million (US$130,350 million) in fiscal year 2024.

Adjusted EBITA

	Year ended March 31,
	2023	2024
	RMB	RMB	US$	YoY % Change (4)
	(in millions, except percentages)
Taobao and Tmall Group	189,140	194,827	26,983	3%
Cloud Intelligence Group	4,101	6,121	848	49%
Alibaba International Digital Commerce Group	(4,944)	(8,035)	(1,113)	(63)%
Cainiao Smart Logistics Network Limited	(391)	1,402	194	N/A
Local Services Group	(13,148)	(9,812)	(1,359)	25%
Digital Media and Entertainment Group	(2,789)	(1,539)	(213)	45%
All others (2)	(9,388)	(9,160)	(1,268)	2%
Total segments adjusted EBITA	162,581	173,804	24,072	7%
Unallocated (3)	(12,143)	(6,190)	(857)
Inter-segment elimination	(2,527)	(2,586)	(359)
Consolidated adjusted EBITA	147,911	165,028	22,856	12%

(1)
During fiscal year 2024, our segment reporting has been updated to reflect our Reorganization and the reclassification of the results of our DingTalk business, which was previously reported under Cloud Intelligence Group, to All others, the purpose of which was to provide DingTalk with greater autonomy to promote innovation and enhance competitiveness. Our CODM started to review information under this new reporting structure and segment reporting has been updated to conform to this change as well as the way we manage and monitor segment performance. Comparative figures were reclassified to conform to this presentation.
(2)
All others include Sun Art, Freshippo, Alibaba Health, Lingxi Games, Intime, Intelligent Information Platform (which mainly consists of UCWeb and Quark businesses), Fliggy, DingTalk (previously reported under Cloud Intelligence Group segment) and other businesses.
(3)
Unallocated primarily relates to certain costs incurred by corporate functions and other miscellaneous items that are not allocated to individual segments.
(4)
For a more intuitive presentation, widening of loss in YoY% is shown in terms of negative growth rate, and narrowing of loss in YoY% is shown in terms of positive growth rate.

Taobao and Tmall Group

(i)
Segment revenue
•
China Commerce Retail Business

Revenue from our China commerce retail business in fiscal year 2024 was RMB414,414 million (US$57,396 million), increased by 5% compared to RMB395,352 million in fiscal year 2023.

Customer management revenue increased by 4% year-over-year, primarily due to an approximately 5% year-over-year growth in online GMV, excluding unpaid orders, while take rate remained stable year-over-year.

Direct sales and others revenue under China commerce retail business in fiscal year 2024 was RMB110,405 million (US$15,291 million), increased by 6% compared to RMB103,811 million in fiscal year 2023, primarily due to strong sales driven by consumer electronics and appliances.

•
China Commerce Wholesale Business

Revenue from our China commerce wholesale business in fiscal year 2024 was RMB20,479 million (US$2,836 million), increased by 15% compared to RMB17,854 million in fiscal year 2023, primarily due to an increase in revenue from value-added services provided to paying members.

(ii)
Segment adjusted EBITA

Taobao and Tmall Group adjusted EBITA increased by 3% to RMB194,827 million (US$26,983 million) in fiscal year 2024, compared to RMB189,140 million in fiscal year 2023. The increase was primarily due to an increase in revenue from customer management service and narrowing losses in certain businesses, partly offset by an increase in investment in user experience and technology infrastructure.

Cloud Intelligence Group

(i)
Segment revenue

Revenue from Cloud Intelligence Group was RMB106,374 million (US$14,733 million) in fiscal year 2024, increased by 3% compared to RMB103,497 million in fiscal year 2023. Year-over-year revenue growth was mainly driven by Alibaba-consolidated businesses. Overall revenue excluding Alibaba-consolidated subsidiaries decreased slightly year-over-year as we transition away from low-margin project-based revenues. We expect the strong revenue growth in public cloud and AI-related products will offset the impact of the roll-off of project-based revenues.

(ii)
Segment adjusted EBITA

Cloud Intelligence Group adjusted EBITA increased by 49% to RMB6,121 million (US$848 million) in fiscal year 2024, compared to RMB4,101 million in fiscal year 2023, primarily due to improving product mix through our focus on public cloud and operating efficiency.

Alibaba International Digital Commerce Group

(i)
Segment revenue
•
International Commerce Retail Business

Revenue from our International commerce retail business in fiscal year 2024 was RMB81,654 million (US$11,309 million), increased by 60% compared to RMB50,933 million in fiscal year 2023. The increase in revenue was primarily due to solid combined order growth of AIDC’s retail businesses, revenue contribution from AliExpress’ Choice as well as improvements in monetization. Of which, the year-over-year growth was mainly driven by revenue growth contributed by AliExpress and Trendyol of 36% and 18%, respectively, to the total increase of 60%. As certain of our international businesses generate revenue in local currencies while our reporting currency is Renminbi, AIDC’s revenue is affected by exchange rate fluctuations.

•
International Commerce Wholesale Business

Revenue from our International commerce wholesale business in fiscal year 2024 was RMB20,944 million (US$2,901 million), increased by 7% compared to RMB19,573 million in fiscal year 2023. The increase was primarily due to an increase in revenue generated by cross-border related value-added services.

(ii)
Segment adjusted EBITA

Alibaba International Digital Commerce Group adjusted EBITA was a loss of RMB8,035 million (US$1,113 million) in fiscal year 2024, compared to a loss of RMB4,944 million in fiscal year 2023. Losses increased year-over-year primarily because of increased investment in businesses including AliExpress’ Choice, Trendyol’s cross-border business and Miravia, partly offset by improvements in monetization.

Cainiao Smart Logistics Network Limited

(i)
Segment revenue

Revenue from Cainiao Smart Logistics Network Limited was RMB99,020 million (US$13,714 million) in fiscal year 2024, increased by 28% compared to RMB77,512 million in fiscal year 2023, primarily contributed by the increase in revenue from cross-border fulfillment services of 17%, to the total increase of 28%.

(ii)
Segment adjusted EBITA

Cainiao Smart Logistics Network Limited adjusted EBITA was a profit of RMB1,402 million (US$194 million) in fiscal year 2024, compared to a loss of RMB391 million in fiscal year 2023. The year-over-year increase was primarily due to the improved operating results from cross-border fulfillment services as well as domestic logistics services partly offset by retention incentives granted to Cainiao employees in connection with the withdrawal of its initial public offering.

Local Services Group

(i)
Segment revenue

Revenue from Local Services Group was RMB59,802 million (US$8,282 million) in fiscal year 2024, increased by 19% compared to RMB50,249 million in fiscal year 2023, primarily due to the order growth of Ele.me and Amap.

(ii)
Segment adjusted EBITA

Local Services Group adjusted EBITA was a loss of RMB9,812 million (US$1,359 million) in fiscal year 2024, compared to a loss of RMB13,148 million in fiscal year 2023, primarily due to the continued narrowing of loss from our “To-Home” business driven by Ele.me’s improved unit economics and increasing business scale.

Digital Media and Entertainment Group

(i)
Segment revenue

Revenue from Digital Media and Entertainment Group was RMB21,145 million (US$2,929 million) in fiscal year 2024, increased by 15% compared to RMB18,444 million in fiscal year 2023, primarily driven by the strong revenue growth of offline entertainment businesses of Alibaba Pictures.

(ii)
Segment adjusted EBITA

Digital Media and Entertainment Group adjusted EBITA in fiscal year 2024 was a loss of RMB1,539 million (US$213 million), compared to a loss of RMB2,789 million in fiscal year 2023. Loss reduced year-over-year primarily due to the increase in profitability of Alibaba Pictures.

All Others

(i)
Segment revenue

Revenue from All others segment was RMB192,331 million (US$26,637 million) in fiscal year 2024, decreased by 2% compared to RMB197,115 million in fiscal year 2023, mainly due to the decrease in revenue from Sun Art, partly offset by the increase in revenue from Freshippo. The decrease in revenue from Sun Art was mainly driven by the scale down of supply chain business and the decrease in basket size.

(ii)
Segment adjusted EBITA

Adjusted EBITA from All others segment in fiscal year 2024 was a loss of RMB9,160 million (US$1,268 million), compared to a loss of RMB9,388 million in fiscal year 2023.

Cost of Revenue

	Year ended March 31,
	2023	2024
	RMB	RMB	US$	YoY % Change
	(in millions, except percentages)
Cost of revenue	549,695	586,323	81,205	7%
Percentage of revenue	63%	62%
Share-based compensation expense included in cost of revenue	5,710	3,012	417	(47)%
Percentage of revenue	1%	0%
Cost of revenue excluding share-based compensation expense	543,985	583,311	80,788	7%
Percentage of revenue	62%	62%

Our cost of revenue increased by 7% from RMB549,695 million in fiscal year 2023 to RMB586,323 million (US$81,205 million) in fiscal year 2024. Without the effect of share-based compensation expense, cost of revenue as a percentage of revenue would have remained stable at 62% in fiscal year 2024 compared to fiscal year 2023.

Product Development Expenses

	Year ended March 31,
	2023	2024
	RMB	RMB	US$	YoY % Change
	(in millions, except percentages)
Product development expenses	56,744	52,256	7,237	(8)%
Percentage of revenue	7%	6%
Share-based compensation expense included in product development expenses	13,514	7,623	1,056	(44)%
Percentage of revenue	2%	1%
Product development expenses excluding share-based compensation expense	43,230	44,633	6,181	3%
Percentage of revenue	5%	5%

Our product development expenses decreased by 8% from RMB56,744 million in fiscal year 2023 to RMB52,256 million (US$7,237 million) in fiscal year 2024. Without the effect of share-based compensation expense, product development expenses as a percentage of revenue would have remained stable at 5% in fiscal year 2024 compared to fiscal year 2023.

Sales and Marketing Expenses

	Year ended March 31,
	2023	2024
	RMB	RMB	US$	YoY % Change
	(in millions, except percentages)
Sales and marketing expenses	103,496	115,141	15,947	11%
Percentage of revenue	12%	12%
Share-based compensation expense included in sales and marketing expenses	3,710	2,265	314	(39)%
Percentage of revenue	0%	0%
Sales and marketing expenses excluding share-based compensation expense	99,786	112,876	15,633	13%
Percentage of revenue	12%	12%

Our sales and marketing expenses increased by 11% from RMB103,496 million in fiscal year 2023 to RMB115,141 million (US$15,947 million) in fiscal year 2024. Without the effect of share-based compensation expense, sales and marketing expenses as a percentage of revenue would have remained stable at 12% in fiscal year 2024 compared to fiscal year 2023.

The year-over-year increase was primarily due to significant increase in marketing and promotional expenses, including apps promotional expenses, advertising expenses and other related incidental expenses that were incurred directly to improve user experience, to attract or retain consumers and merchants.

General and Administrative Expenses

	Year ended March 31,
	2023	2024
	RMB	RMB	US$	YoY % Change
	(in millions, except percentages)
General and administrative expenses	42,183	41,985	5,815	(0)%
Percentage of revenue	5%	5%
Share-based compensation expense included in general and administrative expenses	7,897	5,646	782	(29)%
Percentage of revenue	1%	1%
General and administrative expenses excluding share-based compensation expense	34,286	36,339	5,033	6%
Percentage of revenue	4%	4%

Our general and administrative expenses decreased from RMB42,183 million in fiscal year 2023 to RMB41,985 million (US$5,815 million) in fiscal year 2024. Without the effect of share-based compensation expense, general and administrative expenses as a percentage of revenue would have remained stable at 4% in fiscal year 2024 compared to fiscal year 2023.

Amortization and impairment of intangible assets

	Year ended March 31,
	2023	2024
	RMB	RMB	US$	YoY % Change
	(in millions, except percentages)
Amortization and impairment of intangible assets	13,504	21,592	2,990	60%
Percentage of revenue	1%	2%

Amortization and impairment of intangible assets increased by 60% from RMB13,504 million in fiscal year 2023 to RMB21,592 million (US$2,990 million) in fiscal year 2024. During fiscal year 2024, an impairment of intangible assets of RMB12,084 million (US$1,673 million) was recorded relating to Sun Art within All others segment, which mainly include trade names, trademarks and domain names, considering lower than expected profitability as a result of uncertainties in the market environment. During fiscal year 2023, impairment of intangible assets of RMB2,811 million was recorded mainly relating to one of our import e-commerce platforms in China.

Impairment of goodwill

Impairment of goodwill in fiscal year 2024 was RMB10,521 million (US$1,457 million), increased by 288% or RMB7,807 million from RMB2,714 million in fiscal year 2023. Impairment recorded in fiscal year 2024 mainly represents the impairment of goodwill relating to Youku.

Income from Operations

	Year ended March 31,
	2023	2024
	RMB	RMB	US$	YoY % Change
	(in millions, except percentages)
Income from operations	100,351	113,350	15,699	13%
Percentage of revenue	12%	12%
Share-based compensation expense included in income from operations	30,831	18,546	2,569	(40)%
Percentage of revenue	4%	2%
Income from operations excluding share-based compensation expense	131,182	131,896	18,268	1%
Percentage of revenue	16%	14%

Our income from operations increased by 13% from RMB100,351 million, or 12% of revenue, in fiscal year 2023 to RMB113,350 million (US$15,699 million), or 12% of revenue, in fiscal year 2024. The year-over-year increase was primarily attributable to an increase in adjusted EBITA and a decrease in share-based compensation expense, partly offset by the increase in impairment of intangible assets and goodwill. During fiscal year 2024, the impairment of intangible assets and goodwill was mainly in relation to Sun Art and Youku respectively.

Interest and Investment Income, Net

Interest and investment income, net in fiscal year 2024 was a loss of RMB9,964 million (US$1,380 million), compared to a loss of RMB11,071 million in fiscal year 2023.

Other Income, Net

Other income, net in fiscal year 2024 was RMB6,157 million (US$853 million), compared to RMB5,823 million in fiscal year 2023.

Income Tax Expenses

Income tax expenses in fiscal year 2024 were RMB22,529 million (US$3,120 million), compared to RMB15,549 million in fiscal year 2023.

Share of Results of Equity Method Investees

Share of results of equity method investees in fiscal year 2024 was a loss of RMB7,735 million (US$1,072 million), compared to a loss of RMB8,063 million in fiscal year 2023.

Share of results of equity method investees in fiscal years 2023 and 2024 consisted of the following:

	Year ended March 31,
	2023	2024
	RMB	RMB	US$
	(in millions)
Share of profit (loss) of equity method investees:
- Ant Group	10,294	7,860	1,088
- Others	(5,481)	(2,154)	(298)
Impairment loss	(8,310)	(9,895)	(1,371)
Others(1)	(4,566)	(3,546)	(491)
Total	(8,063)	(7,735)	(1,072)

(1)
Others mainly include basis differences arising from equity method investees, share-based compensation expense related to share-based awards granted to employees of our equity method investees, as well as gain or loss arising from the deemed disposal of the equity method investees.

We record our share of results of all equity method investees one quarter in arrears. The year-over-year decrease in share of profit of Ant Group reflected a RMB7.07 billion fine on Ant Group imposed by PRC regulators as announced in July 2023.

During the quarter ended September 30, 2023, Ant Group repurchased approximately 7% equity interest from its existing shareholders and the shares repurchased were allocated to the employee incentive plans of Ant Group. The number of shares held by us in Ant Group remains unchanged from a legal perspective, and our equity interest in Ant Group on a fully diluted basis remains unchanged at 33%.

For accounting purposes, we will take into consideration a proportionate share of equity interest held by the employee incentive plans of Ant Group to account for our share of results from our investment in Ant Group, subject to dilution as the equity interest under the employee incentive plans of Ant Group is transferred out.

Net Income

Our net income in fiscal year 2024 was RMB71,332 million (US$9,879 million), increased by 9% or RMB5,759 million compared to RMB65,573 million in fiscal year 2023. The year-over-year increase was primarily attributable to the increase in income from operations, partly offset by the increase in net loss from our equity investments due to mark-to-market changes.

Comparison of Fiscal Years 2022 and 2023

For a discussion of our results of operations for the fiscal year ended March 31, 2022 compared with the fiscal year ended March 31, 2023, see “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Comparison of Fiscal Years 2022 and 2023” of our annual report on Form 20-F for the fiscal year ended March 31, 2023, filed with the SEC on July 21, 2023.

B.
Liquidity and Capital Resources

We fund our operations and strategic investments from cash generated from our operations and through debt and equity financing. We generated RMB142,759 million, RMB199,752 million and RMB182,593 million (US$25,289 million) of cash from operating activities for fiscal years 2022, 2023 and 2024, respectively. As of March 31, 2024, we had cash and cash equivalents, short-term investments and other treasury investments of RMB248,125 million (US$34,365 million), RMB262,955 million (US$36,419 million) and RMB106,150 million (US$14,701 million), respectively. Short-term investments include investments in fixed deposits with original maturities between three months and one year and certain investments in wealth management products, certificates of deposits, marketable debt securities and other investments whereby we have the intention to redeem within one year. Other treasury investments mainly include investments in fixed deposits, certificates of deposits and marketable debt securities with original maturities over one year for treasury purposes. The remaining maturities of these treasury investments held by us generally range from one to three years.

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

As of March 31, 2024, we also had other bank borrowings of RMB39,607 million (US$5,486 million), primarily used for our capital expenditures in relation to the construction of corporate campuses, office facilities and infrastructure for logistics business, and for other working capital purposes. See note 20 to our audited consolidated financial statements included in this annual report for further information.

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

The following table sets out a summary of our cash flows for the periods indicated:

	Year ended March 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
	(in millions)
Net cash provided by operating activities	142,759	199,752	182,593	25,289
Net cash used in investing activities	(198,592)	(135,506)	(21,824)	(3,023)
Net cash used in financing activities	(64,449)	(65,619)	(108,244)	(14,992)

Cash Flows from Operating Activities

Net cash provided by operating activities in fiscal year 2024 was RMB182,593 million (US$25,289 million), and primarily consisted of net income of RMB71,332 million (US$9,879 million), as adjusted for non-cash items and the effects of changes in working capital and other activities. Adjustments for non-cash items primarily included depreciation and impairment of property and equipment, and operating lease cost relating to land use rights of RMB26,640 million (US$3,690 million), loss related to equity securities and other investments of RMB23,480 million (US$3,252 million), impairment of goodwill and intangible assets of RMB22,610 million (US$3,131 million), share-based compensation expense of RMB18,546 million (US$2,569 million), and amortization of intangible assets and licensed copyrights of RMB17,864 million (US$2,474 million). Changes in working capital and other activities mainly consisted of an increase of RMB37,621 million (US$5,209 million) in prepayments, receivables and other assets, and long-term licensed copyrights, partially offset by an increase of RMB27,126 million (US$3,757 million) in accrued expenses, accounts payable and other liabilities.

Net cash provided by operating activities in fiscal year 2023 was RMB199,752 million, and primarily consisted of net income of RMB65,573 million, as adjusted for non-cash items and the effects of changes in working capital and other activities. Adjustments for non-cash items primarily included share-based compensation expense of RMB30,831 million, depreciation and impairment of property and equipment, and operating lease cost relating to land use rights of RMB27,799 million, amortization of intangible assets and licensed copyrights of RMB19,139 million and loss related to equity securities and other investments of RMB14,911 million. Changes in working capital and other activities mainly consisted of an increase of RMB11,159 million in accrued expenses, accounts payable and other liabilities and a decrease of RMB8,605 million in prepayments, receivables and other assets, and long-term licensed copyrights.

Net cash provided by operating activities in fiscal year 2024 was RMB182,593 million (US$25,289 million), decreased by 9% compared to RMB199,752 million in fiscal year 2023. The year-over-year decrease mainly reflected special dividends of RMB14,464 million from Ant Group in fiscal year 2023 and changes in working capital, partially offset by the year-over-year increase in adjusted EBITA.

Please also see our consolidated statements of cash flows set forth in our audited consolidated financial statements included in this annual report.

Cash Flows from Investing Activities

Net cash used in investing activities in fiscal year 2024 was RMB21,824 million (US$3,023 million) primarily reflected an increase in other treasury investments by RMB64,392 million (US$8,918 million), capital expenditures of RMB32,087 million (US$4,444 million), as well as cash outflow of RMB20,969 million (US$2,904 million) for investment and acquisition activities. These cash outflows were partially offset by a decrease in short-term investments by RMB71,426 million (US$9,892 million) and cash inflow of RMB23,930 million (US$3,314 million) from disposal of investments.

Net cash used in investing activities in fiscal year 2023 was RMB135,506 million, and was primarily attributable to an increase in short-term investments by RMB61,086 million, an increase in other treasury investments by RMB40,794 million, capital expenditures of RMB34,330 million primarily in connection with the acquisitions of land use rights, property and equipment, and cash outflow of RMB23,574 million for investment and acquisition activities, partially offset by cash inflow of RMB22,734 million from disposal of investments.

Cash Flows from Financing Activities

Net cash used in financing activities in fiscal year 2024 was RMB108,244 million (US$14,992 million) primarily reflected cash used in repurchase of ordinary shares of RMB88,745 million (US$12,291 million) and dividend paid of RMB17,946 million (US$2,485 million).

Net cash used in financing activities in fiscal year 2023 was RMB65,619 million and was primarily reflected cash used in repurchase of ordinary shares of RMB74,746 million, partially offset by the net proceeds from bank borrowings and other borrowings of RMB11,342 million.

Capital Expenditures

Our capital expenditures have been incurred primarily in relation to (i) the acquisition of computer equipment and construction of data centers relating to our Cloud business and the operation of our mobile platforms and websites; (ii) the acquisition of infrastructure for logistics services and direct sales businesses; and (iii) the acquisition of land use rights and construction of corporate campuses and office facilities. In fiscal years 2022, 2023 and 2024, our capital expenditures totaled RMB53,309 million, RMB34,330 million and RMB32,087 million (US$4,444 million), respectively.

Holding Company Structure

We are a holding company with no operation other than ownership of operating subsidiaries in Chinese mainland, Hong Kong S.A.R., and elsewhere that own and operate our marketplaces and other businesses as well as a portfolio of intellectual property rights. As a result, we rely on dividends and other distributions paid by our operating subsidiaries for our cash and financing requirements, including the funds necessary to repurchase shares, to pay dividends and other cash distribution to our shareholders, fund inter-company loans, service outstanding debts and pay our expenses. If our operating subsidiaries incur additional debt on their own, the instruments governing the debt may restrict the ability of our operating subsidiaries to pay dividends or make other distributions or remittances, including loans, to us.

Our holding company structure differs from some of our peers in that, although the variable interest entities hold licenses and approvals and assets for regulated activities that are necessary for our business operations, as well as certain equity interests in businesses, to which foreign investments are typically restricted or prohibited under applicable PRC law, we hold the significant majority of assets and operations in our subsidiaries and the significant majority of our revenue is captured directly by our subsidiaries. Therefore, our subsidiaries directly capture the significant majority of profits and associated cash flow from operations, without having to rely on contractual arrangements to transfer cash flow from the variable interest entities to our subsidiaries. In fiscal years 2022, 2023 and 2024, the significant majority of our revenues were generated by our subsidiaries. See “Item 4. Information on the Company — C. Organizational Structure” for a description of these contractual arrangements and the structure of our company. Also see “Item 3. Key Information — The VIE Structure Adopted by Our Company — Variable Interest Entity Financial Information” for further financial information of Alibaba Group Holding Limited, the major variable interest entities and their subsidiaries, our subsidiaries that are, for accounting purposes only, the primary beneficiaries of the major variable interest entities, and other subsidiaries and consolidated entities.

Investors in our securities, including our ADSs, Shares and notes, should note that, to the extent cash or assets in our business is in the PRC or a PRC entity, the funds or assets may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries, or the VIEs by the PRC government to transfer cash or assets. Under PRC laws and regulations, our PRC subsidiaries are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Applicable PRC law permits payment of dividends to us by our operating subsidiaries in China only out of their retained earnings, if any, determined in accordance with PRC accounting standards and regulations. Our operating subsidiaries in China are also required to set aside a portion of their net income, if any, each year to fund general reserves for appropriations until this reserve has reached 50% of the related subsidiary’s registered capital. These reserves are not distributable as cash dividends. In addition, registered share capital and capital reserve accounts are also restricted from distribution. As of March 31, 2024, these restricted net assets totaled RMB317.0 billion (US$43.9 billion). See note 23 to our audited consolidated financial statements included in this annual report. Also see “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in the People’s Republic of China — We rely to a significant extent on dividends, loans and other distributions on equity paid by our operating subsidiaries in China.” Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to certain restrictions on currency exchange or outbound capital flows. See “Item 3. Key Information – D. Risk Factors — Risks Related to Doing Business in the People’s Republic of China — Regulations on currency exchange or outbound capital flows may limit our ability to utilize our PRC revenue effectively.”

Under the PRC Enterprise Income Tax Law, a withholding tax of 5% to 10% is generally levied on dividends declared by companies in China to their non-resident enterprise investors. As of March 31, 2024, we have accrued the withholding tax on substantially all of the earnings distributable by our subsidiaries in China, except for those being reserved for permanent reinvestment in China of RMB304.7 billion (US$42.2 billion). See “— Components of Results of Operations — Taxation — PRC Withholding Tax.”

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

In November 2023, the FASB issued ASU 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures”, which improves reportable segment disclosure requirements. The amendments require the disclosure of (1) significant segment expenses that are regularly provided to the CODM and included within each reported measure of segment profit or loss; (2) an amount for other segment items by reportable segment and a description of its composition; and (3) the title and position of the CODM and an explanation of how the CODM uses the reported measure(s). The amendments also provide disclosure requirements for interim periods and entities that have a single reportable segment. The new guidance is required to be applied retrospectively to all prior periods presented in the financial statements. This guidance is effective for us for the year ending March 31, 2025 and interim reporting periods during the year ending March 31, 2026. Early adoption is permitted. We are evaluating the impact of the adoption of this guidance.

In December 2023, the FASB issued ASU 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures”, which improves income tax disclosures. The amendments require the disclosure of specific categories in the rate reconciliation and additional information for reconciling items that meet a quantitative threshold. The amendments also require disaggregated information about the amount of income taxes paid (net of refunds received), Income (or loss) from continuing operations before income tax expense (or benefit) and Income tax expense (or benefit) from continuing operations. The new guidance is required to be applied either prospectively or retrospectively. This guidance is effective for us for the year ending March 31, 2026. Early adoption is permitted. We are evaluating the impact of the adoption of this guidance.

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

Intellectual Property

We believe the protection of our trademarks, copyrights, domain names, trade names, trade secrets, patents and other proprietary rights is critical to our business. We rely on a combination of trademark, fair trade practice, copyright and trade secret protection laws and patent protection in China and other jurisdictions, as well as confidentiality procedures and contractual provisions to protect our intellectual property and our trademarks. We also enter into confidentiality and invention assignment agreements with all of our employees, and we rigorously control access to our proprietary technology and information. As of March 31, 2024 we had 14,339 issued patents and 12,036 publicly filed patent applications in China and 6,047 issued patents and 2,709 publicly filed patent applications in various other countries and jurisdictions globally. We do not know whether any of our pending patent applications will result in the issuance of patents or whether the examination process will require us to narrow our claims.

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

Recognition of Revenue

Revenue is principally generated from customer management services, membership fees and value-added services, logistics services, cloud services, sales of goods and other revenue. Revenue represents the amount of consideration we are entitled to upon the transfer of promised goods or services in the ordinary course of our activities and is recorded net of VAT. Consistent with the criteria of ASC 606 “Revenue from Contracts with Customers,” we recognize revenue when performance obligations are satisfied by transferring control of a promised good or service to a customer. For performance obligations that are satisfied at a point in time, we also consider the following indicators to assess whether control of a promised good or service is transferred to the customer: (i) right to payment, (ii)

legal title, (iii) physical possession, (iv) significant risks and rewards of ownership and (v) acceptance of the good or service. For performance obligations satisfied over time, we recognize revenue over time by measuring the progress toward complete satisfaction of a performance obligation.

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

For multiple element arrangements with customers, which primarily relate to the provision of non-public cloud services, which include hardware, software licenses, software installation services, application development and maintenance services, significant judgment is required to determine whether each good and service element is a distinct performance obligation and is separately accounted for. To determine whether a performance obligation is distinct, we consider its level of integration, customization, interdependence and interrelation with other elements within the arrangement. If an arrangement involves multiple distinct performance obligations, each distinct performance obligation is separately accounted for and the total consideration is allocated to each performance obligation based on the relative standalone selling prices at contract inception. If directly observable standalone selling prices are not available, we need to apply significant judgment and perform assessments on market conditions and entity-specific factors to estimate the standalone selling prices for each element. Changes in the estimated standalone selling price may cause the amount of revenue to be recognized for each performance obligation to differ, but the total amount of revenue to be recognized within a contract should not be affected. We periodically re-assess the standalone selling price of the elements as a result of changes in market conditions. Revenue recognition for customer management services on our marketplaces does not require us to exercise significant judgment or estimate.

For certain arrangements, we apply significant judgment in determining whether we are acting as the principal or agent in a transaction. We are acting as the principal if we obtain control over the goods and services before they are transferred to customers. Generally, when we are primarily obligated in a transaction and are subject to inventory risk or have latitude in establishing prices, or have several but not all of these indicators, we act as the principal and record revenue on a gross basis. We act as the agent and record the net amount as revenue earned if we do not obtain control over the goods and services before they are transferred to the customers. We record customer management revenue generated through third‑party marketing affiliate programs on a gross basis when we act as the principal. In addition, we report revenue from the sales of goods and revenue generated from certain platforms in which we operate as a principal on a gross basis.

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

Share‑based awards relating to Ant Group

Prior to 2023, Junhan and Ant Group granted share-based awards to our employees, and the awards are settled by Junhan or Ant Group respectively. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Agreements

and Transactions Related to Ant Group and Its Subsidiaries — Our Commercial Arrangements with Ant Group and Alipay — Share‑based Award Arrangements.”

These awards meet the definition of a financial derivative. The cost relating to these awards is recognized by us and the related expense is recognized over the requisite service period in the consolidated income statements with a corresponding credit to additional paid-in capital. Subsequent changes in the fair value of these awards are recorded in the consolidated income statements. The expenses relating to these awards are remeasured at the fair value on each reporting date until their settlement dates. See note 8(b) to our audited consolidated financial statements included in this annual report. Share-based compensation expense will be affected by changes in the fair value of awards granted to our employees by Junhan and Ant Group. The fair value of the underlying equity is primarily determined based on the contemporaneous valuation report, external information and information obtained from Ant Group. Given that the determination of the fair value of underlying equity requires judgment and such fair value is beyond our control, the magnitude of the related accounting impact is unpredictable and may affect our consolidated income statements significantly.

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

Deferred income tax is recognized for all temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available in the future against which the temporary differences, the carry forward of unused tax credits and unused tax losses could be utilized. Deferred income tax is provided in full, using the liability method. The deferred tax assets recognized are mainly related to the temporary differences arising from amortization of licensed copyrights and accrued expenses, which are not deductible until paid under the applicable PRC tax laws. We have also recognized deferred tax liabilities on the undistributed earnings generated by our subsidiaries in China, which are subject to withholding tax when the subsidiaries resolve to distribute dividends to us. We have also recognized deferred tax for temporary differences in relation to certain investments in equity method investees, equity securities and other investments and share-based awards. As of March 31, 2024, we have accrued the withholding tax on substantially all of the distributable earnings of the PRC subsidiaries, except for those undistributed earnings that we intend to invest indefinitely in the PRC. If the plan to invest the undistributed earnings indefinitely in the PRC changes or if these funds are in fact distributed outside of China, we would be required to accrue or pay the withholding tax on some or all of these undistributed earnings and our effective tax rate would be adversely affected.

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

Impairment Assessment on Goodwill and Intangible Assets

We test annually, or whenever events or circumstances indicate that the carrying value of assets exceeds the recoverable amounts, whether goodwill and intangible assets have suffered any impairment in accordance with the accounting policy stated in note 2 to our audited consolidated financial statements included in this annual report. For the impairment assessment on goodwill, we may first perform a qualitative assessment to determine whether quantitative impairment testing of goodwill is necessary. In this assessment, we identify the reporting units, consider factors such as macroeconomic conditions, industry and market considerations, overall financial performance of the reporting units, and other specific information related to the operations, business plans and strategies of the reporting units. Based on the qualitative assessment, if it is more likely than not that the fair value of a reporting unit is less than the carrying amount, the quantitative impairment test is performed. We may also bypass the qualitative assessment and proceed directly to perform the quantitative impairment test. For the quantitative assessment of goodwill impairment, we compare the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill is not considered to be impaired. If the carrying amount of a reporting unit exceeds its fair value, the amount by which the carrying amount exceeds the reporting unit’s fair value is recognized as impairment.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.
Directors and Senior Management

The following table sets forth certain information relating to our directors and executive officers.

Name	Age	Position/Title
Joseph C. TSAI†(2)(a)	60	Chairman; Chairman, Cainiao Smart Logistics Network Limited
Eddie Yongming WU†(1)(b)	49	Director and Chief Executive Officer; Chairman and Chief Executive Officer, Taobao and Tmall Group; Chairman and Chief Executive Officer, Cloud Intelligence Group
J. Michael EVANS†(2)(a)	66	Director and President; Co-Chairman, Alibaba International Digital Commerce Group
Maggie Wei WU†(2)(c)	56	Director
Jerry YANG(2)(b)	55	Independent director
Wan Ling MARTELLO(2)(b)	66	Independent director
Weijian SHAN(2)(a)	70	Independent director
Irene Yun-Lien LEE(2)(a)	70	Independent director
Albert Kong Ping NG(2)(b)	66	Independent director
Kabir MISRA(2)(c)	54	Independent director
Toby Hong XU(1)	51	Chief Financial Officer
Jane Fang JIANG(1)	50	Chief People Officer
Sara Siying YU(1)	49	General Counsel
Fan JIANG(1)	38	Co-Chairman and Chief Executive Officer, Alibaba International Digital Commerce Group
Lin WAN(1)	49	Chief Executive Officer, Cainiao Smart Logistics Network Limited
Luyuan FAN(1)	51	Chairman and Chief Executive Officer, Digital Media and Entertainment Group

† Director nominated by the Alibaba Partnership.

(a)
Group I directors. Current term of office will expire at our 2024 annual general meeting.
(b)
Group II directors. Current term of office will expire at our 2025 annual general meeting.
(c)
Group III directors. Current term of office will expire at our 2026 annual general meeting.
(1)
969 West Wen Yi Road, Yu Hang District, Hangzhou 311121, the People’s Republic of China.
(2)
26/F Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong S.A.R., the People’s Republic of China.

Biographical Information

Joseph C. TSAI (蔡崇信) joined our company in 1999 as a member of the Alibaba founding team and has served on our board of directors since our inception. He was chief financial officer until 2013, our executive vice chairman until September 2023 and is currently our chairman. Joe is a founding member of the Alibaba Partnership. He is chairman of Cainiao Smart Logistics Network Limited, a board member of Taobao and Tmall Group and Alibaba International Digital Commerce Group, and a board member of our affiliate Ant Group. From 1995 to 1999, Joe was a private equity investor based in Hong Kong with Investor AB, the main investment vehicle of Sweden’s Wallenberg family. Prior to that, he was general counsel of Rosecliff, Inc., a management buyout firm based in New York. From 1990 to 1993, Joe was an associate attorney in the tax group of Sullivan & Cromwell LLP, a New York-based international law firm. Joe is qualified to practice law in the State of New York. Joe received his bachelor’s degree in Economics and East Asian Studies from Yale College and a juris doctor degree from Yale Law School.

Eddie Yongming WU (吴泳銘) has served as our Chief Executive Officer and director since September 2023. Eddie is one of our co-founders and a member of the Alibaba Partnership. He has served as chairman of Taobao and Tmall Group since May 2023 and CEO since May 2024. He has been the chairman and chief executive officer of Cloud Intelligence Group since September 2023. He is also a director of Local Services Group and Alibaba International Digital Commerce Group. Eddie was technology director of Alibaba at the company’s inception in 1999. He served as chief technology officer of Alipay from December 2004, and became business director of our monetization platform, Alimama, in November 2005 and was promoted to its general manager in December 2007. In September 2008, he became chief technology officer of Taobao, and in October 2011 he took on the role of head of Alibaba Group’s search, advertising and mobile business. Eddie served as a non-executive director of Alibaba Health Information Technology Limited, a company listed on the Main Board of the Hong Kong Stock Exchange, from April 2015 to October 2021 and chairman of Alibaba Health from April 2015 to March 2020. From September 2014 to September 2019, Eddie was a special assistant to Alibaba Group’s chairman. In August 2015, Eddie founded Vision Plus Capital, a venture capital firm focused on investing in the areas of advanced technologies, enterprise services and digital healthcare. Eddie graduated from the College of Information Engineering of Zhejiang University of Technology in June 1996.

J. Michael EVANS has been our president since August 2015 and our director since September 2014. Mike is also co-chairman of Alibaba International Digital Commerce Group. Mike served as Vice Chairman of The Goldman Sachs Group, Inc. from February 2008 until his retirement in December 2013. He served as chairman of Asia operations at Goldman Sachs from 2004 to 2013 and was the global head of Growth Markets at Goldman Sachs from January 2011 to December 2013. He also co-chaired the Business Standards Committee of Goldman Sachs from 2010 to 2013. Mike joined Goldman Sachs in 1993, became a partner of the firm in 1994 and held various leadership positions within the firm’s securities business while based in New York and London, including global head of equity capital markets and global co-head of the equities division, and global co-head of the securities business. Mike is a trustee of the Asia Society and a member of the Advisory Council for the Bendheim Center for Finance at Princeton University. Mike received his bachelor’s degree in politics from Princeton University in 1981.

Maggie Wei WU (武衛) has been our director since September 2020 and is a founding member of the Alibaba Partnership. Maggie is also a director of Digital Media and Entertainment Group. Maggie joined our company in July 2007 as chief financial officer of Alibaba.com. She served as our chief financial officer from May 2013 to March 2022 and our head of strategic investments from June 2019 to March 2022. She was voted the best CFO in FinanceAsia’s annual poll for Asia’s Best Managed Companies in 2010. In 2018, she was named as one of the world’s 100 most powerful women by Forbes. Before joining Alibaba, Maggie was an audit partner at KPMG in Beijing. Maggie is a member of the Association of Chartered Certified Accountants (ACCA). She received a bachelor’s degree in accounting from Capital University of Economics and Business.

Jerry YANG (楊致遠) has been our director since September 2014. Jerry previously served as our director from October 2005 to January 2012. Since March 2012, Jerry has served as the founding partner of AME Cloud Ventures, a venture capital firm. Jerry is a co-founder of Yahoo! Inc., and served as Chief Yahoo! and as a member of its board of directors from March 1995 to January 2012. In addition, he served as Yahoo!’s Chief Executive Officer from June 2007 to January 2009. From January 1996 to January 2012, Jerry served as a director of Yahoo! Japan. Jerry also served as an independent director of Cisco Systems, Inc. from July 2000 to November 2012 and Lenovo Group Limited, a company listed on the Hong Kong Stock Exchange, from November 2014 to November 2023. He is currently an independent director of Workday Inc., a company listed on the NYSE. He also serves as a director of various private companies and foundations. Jerry received a bachelor’s degree and a master’s degree in electrical engineering from Stanford University, where he has been currently serving on the university’s Board of Trustees since October 2017. Jerry was appointed Chair of Stanford’s Board of Trustees in July 2021. He was previously on Stanford’s Board of Trustees from 2005 to 2015, including being a vice chair.

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

Irene Yun-Lien LEE (利蘊蓮) has been our director since August 2022. Irene is the executive chairman of Hysan Development Limited and is the independent non-executive chairman of Hang Seng Bank Limited, both companies listed on the Hong Kong Stock Exchange. She is an independent non-executive director of Hong Kong and Shanghai Banking Corporation Limited. Irene was on the board of many listed and unlisted companies in Hong Kong, Singapore, UK and Australia, including CLP Holdings Limited, Cathay Pacific Airways Limited, QBE Insurance Group Limited, ING Bank (Australia) Limited, Noble Group Limited, amongst others. She was a member of the Australian Takeovers Panel, a member of the Advisory Council of JP Morgan Australia, and a member of the Exchange Fund Advisory Committee of the Hong Kong Monetary Authority. Until April 2022, she was an independent non-executive director of HSBC Holdings plc. Irene had a long career in financial services and held senior positions at Citibank in New York, London and Sydney. She was the global head of corporate finance at the Commonwealth Bank of Australia and she held other senior positions in investment banking and funds management in a number of international financial institutions. Irene received a Bachelor of Arts degree from Smith College, United States of America, and is a Barrister-at-Law in England and Wales and a member of the Honourable Society of Gray's Inn, United Kingdom. She was awarded the degree of Doctor of Social Science, honoris causa from the Chinese University of Hong Kong in November 2022.

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

Kabir MISRA has been our director since September 2020, redesignated as our independent director since February 2023, and is currently managing partner at RPS Ventures, a venture capital firm in Palo Alto, CA. Prior to October 2018, Kabir was a managing partner at SoftBank Investment Advisors (which manages the SoftBank Vision Fund) and SoftBank Capital. He worked with SoftBank from 2006 to 2022 (as advisor from 2018 to 2022) and has assisted Mr. Masayoshi Son with our company, and his duties as one of our directors, since before our IPO. Kabir also represented SoftBank at various points on the boards of its investee companies, including other e-commerce and payments companies Flipkart, Paytm, Tokopedia, Coupang and BigCommerce. Prior to joining SoftBank, Kabir worked as an investment banker in the U.S. and Hong Kong. Kabir is currently also an independent director of PayActiv and Cargomatic. He received a Bachelor of Arts degree in Economics from Harvard University and a master’s degree in business administration from the Stanford Graduate School of Business.

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

Jane Fang JIANG (蔣芳) has served as our chief people officer since April 2023 and is a founding member of the Alibaba Partnership. Jane is also a director of Taobao and Tmall Group, Cloud Intelligence Group and Cainiao Smart Logistics Network Limited. Prior to her current position, she served as deputy chief people officer since 2017. Jane joined our company in 1999 as a member of our founding team. Over the years, Jane has held a number of senior management roles in different departments within the company, at different times leading China TrustPass product planning, business analysis, global operations, website operations and marketing for Alibaba.com, as well as credit system development. Jane received a bachelor's degree in industry and foreign trade from the Hangzhou Institute of Electrical Engineering.

Sara Siying YU (俞思瑛) has been our general counsel since April 2020. Sara joined our company in April 2005 and became one of the first partners of the Alibaba Partnership. Sara is also a director of Digital Media and Entertainment Group. Prior to her current role, she served as deputy general counsel, responsible for domestic legal affairs. Before joining Alibaba Group, she worked in various law firms and government departments. Sara received a bachelor's degree in law from East China University of Political Science and Law.

Fan JIANG (蔣凡) currently serves as co-chairman and chief executive officer of Alibaba International Digital Commerce Group and is a member of the Alibaba Partnership. He is also a director of Taobao and Tmall Group and Cainiao Smart Logistics Network Limited. He served as president of Alibaba International Digital Commerce since January 2022. He had been responsible for the Taobao app since joining our company in August 2013, and prior to his current role, he has served as president of Taobao, president of Tmall and president of Alimama. Previously, he founded and served as the chief executive officer of Umeng, a provider of mobile app analytics solutions for developers which we acquired. Before founding Umeng in 2010, he worked in product development at Google China. Jiang Fan received a bachelor’s degree in computer science from Fudan University.

Lin WAN (萬霖) currently serves as director and chief executive officer of Cainiao Smart Logistics Network Limited, a global smart logistics company and the logistics arm of Alibaba Group, overseeing the company’s strategic planning and business operations. He is also a member of the Alibaba Partnership. Since joining the company in 2014, he has spearheaded the creation of the industrial Internet structure for logistics, and Cainiao’s core capability building through globalization, operation and digitalization. Under his leadership, Cainiao has advanced in global logistics, smart supply chain and express, community delivery, logistics parks and technologies, leading the digital transformation of the entire logistics industry through cooperation. Prior to joining Cainiao, he was a senior executive at Amazon’s global logistics division. Lin holds a Ph.D. in operational research from The University of Texas in Austin.

Luyuan FAN (樊路遠) currently serves as chairman and chief executive officer of Digital Media and Entertainment Group and is a member of the Alibaba Partnership. He has served as president of Digital Media and Entertainment Group since November 2018. He has been an executive director of Alibaba Pictures, a company listed on the Main Board of the Hong Kong Stock Exchange, since January 2016, and currently serves as the chairman and chief executive officer of Alibaba Pictures. He joined Alipay in 2007 where he served in a number of senior management positions, including the president of Alipay and the president of Ant Group’s wealth management business. Fan holds an executive master’s degree in business administration from Cheung Kong Graduate School of Business.

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

We believe that our partnership approach has helped us to better manage our business, with the peer nature of the partnership enabling senior managers to collaborate and override bureaucracy and hierarchy. As of the date of this annual report, the Alibaba Partnership has a total of 26 members. The number of partners in the Alibaba Partnership may change from time to time due to the election of new partners, the retirement of partners and the departure of partners for other reasons.

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

Nomination and Election of Partners

The Alibaba Partnership elects new partners annually after a nomination process whereby existing partners propose candidates to the partnership committee as described below. The partnership committee reviews the nominations and determines whether the nomination of a candidate will be proposed to the entire partnership for election. Election of new partners requires the approval of at least 75% of all of the partners. Partners should be employed by Alibaba Group.

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

We believe the criteria and process of the Alibaba Partnership applicable to the election promote accountability among the partners as well as to our customers, employees and shareholders. In order to align the interests of partners with the interests of our shareholders, we require that each partner maintain a meaningful level of equity interests in our company during his or her tenure as a partner. Since a partner nominee must have been employed by us for at least five years, as of the time he or she becomes a partner, he or she will typically already own or have been awarded a personally meaningful level of equity interest in our company through our equity incentive and share purchase or investment plans.

Duties of Partners

The main duty of partners in their capacity as partners is to embody and promote our mission, vision and values. We expect partners to be evangelists for our mission, vision and values, both within our organization and externally to customers, business partners and other participants in our ecosystem.

Partnership Committee

The partnership committee must consist of at least five but no more than seven partners, including partnership committee continuity members, and is currently comprised of Jack Ma, Joe Tsai, Lucy Peng, Xiaofeng Shao and Eddie Wu. The partnership committee is responsible for administering partner elections and managing the relevant portion of the deferred cash bonus pool, with any amounts payable to partners who are our executive officers or directors or members of the partnership committee subject to approval of the compensation committee of our board of directors. Either one or two partners may be designated as partnership committee continuity partners, and currently the partnership committee continuity members consist of Jack Ma and Joe Tsai. Other than partnership committee continuity members, the partnership committee members serve for a term of five years and may serve multiple terms. Elections of partnership committee members are held once every five years. Partnership committee continuity members are not subject to election, and may serve until they cease to be partners, retire from the partnership committee or are unable to discharge duties as partnership committee members as a result of illness or permanent incapacity. A replacement partnership committee continuity partner is either designated by a retiring or, as the case may be, the remaining, partnership committee continuity member. Prior to each election, the partnership committee will nominate a number of partners equal to the number of partnership committee members that will serve in the next partnership committee term plus three additional nominees less the number of the serving partnership committee continuity members. Each partner votes for a number of nominees equal to the number of partnership committee members that will serve in the next partnership committee term less the number of the serving partnership committee continuity members, and all except the three nominees who receive the least votes from the partners are elected to the partnership committee.

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

Name	Age	Gender	Year Joined Alibaba Group	Current position with Alibaba Group
Trudy Shan DAI (戴珊)	47	F	1999	Partner, Alibaba Partnership
Luyuan FAN (樊路遠)	51	M	2007	Chairman and Chief Executive Officer, Digital Media and Entertainment Group
Yongxin FANG (方永新)	50	M	2000	President, Ele.me, Local Services Group
Fan JIANG (蔣凡)	38	M	2013	Co-Chairman and Chief Executive Officer, Alibaba International Digital Commerce Group; Director, Taobao and Tmall Group; Director, Cainiao Smart Logistics Network Limited
Jane Fang JIANG (蔣芳)	50	F	1999	Group Chief People Officer; Director, Taobao and Tmall Group; Director, Cloud Intelligence Group; Director, Cainiao Smart Logistics Network Limited
Jiangwei JIANG (蔣江偉)	42	M	2008	Vice President, Cloud Intelligence Group
Zhenfei LIU (劉振飛)	52	M	2006	Co-Chairman, Local Services Group; Chairman, Amap
Jack Yun MA (馬雲)†	59	M	1999	Partner, Alibaba Partnership
Lucy Lei PENG (彭蕾)†	50	F	1999	Partner, Alibaba Partnership; Director, Local Services Group; Director, Alibaba International Digital Commerce Group
Xiaofeng SHAO (邵曉鋒)†	58	M	2005	Group Executive Vice President; Chairman, Group Risk Management Committee
Jie SONG (宋潔)	45	F	2000	Vice President, Alibaba International Digital Commerce Group
Lijun SUN (孫利軍)	47	M	2002	Director-General, Alibaba Foundation
Judy Wenhong TONG (童文紅)	53	F	2000	Partner, Alibaba Partnership; Director, Digital Media and Entertainment Group
Joseph C. TSAI (蔡崇信)†	60	M	1999	Group Chairman; Chairman, Cainiao Smart Logistics Network Limited; Director, Taobao and Tmall Group; Director, Alibaba International Digital Commerce Group
Lin WAN (萬霖)	49	M	2014	Director and Chief Executive Officer, Cainiao Smart Logistics Network Limited
Lei WANG (王磊)	44	M	2003	Senior Vice President, Cloud Intelligence Group
Winnie Jia WEN (聞佳)	47	F	2007	President, Group Public Affairs; Director, Digital Media and Entertainment Group
Maggie Wei WU (武衛)	56	F	2007	Group Director; Director, Digital Media and Entertainment Group
Eddie Yongming WU (吴泳銘)†	49	M	1999

Group Director and Chief Executive Officer;
Chairman and Chief Executive Officer, Taobao and Tmall Group;
Chairman and Chief Executive Officer, Cloud Intelligence Group;
Director, Local Services Group;
Director, Alibaba International Digital Commerce Group

Zeming WU (吴澤明)	43	M	2004	Group Chief Technology Officer; Deputy Head of Alibaba DAMO Academy; Co-Chairman, Local Services Group; Chairman, Ele.me; Director, Taobao and Tmall Group; Director, Cloud Intelligence Group
Sara Siying YU (俞思瑛)	49	F	2005	Group General Counsel; Director, Digital Media and Entertainment Group

Name	Age	Gender	Year Joined Alibaba Group	Current position with Alibaba Group
Yongfu YU (俞永福)	47	M	2007	Partner, Alibaba Partnership
Jeff Jianfeng ZHANG (張建鋒)	50	M	2004	Head of Alibaba DAMO Academy
Daniel Yong ZHANG (張勇)	52	M	2007	Partner, Alibaba Partnership
Jessie Junfang ZHENG (鄭俊芳)	50	F	2010	Director and Chief Financial Officer, Cloud Intelligence Group
Shunyan ZHU (朱順炎)	53	M	2014	Chairman, Alibaba Health; Director, Local Services Group

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

B.
Compensation

Compensation of Directors and Executive Officers

For fiscal year 2024, we paid and accrued aggregate fees, salaries and benefits (excluding share‑based awards) of approximately RMB245 million (US$34 million) and granted share-based awards to acquire an aggregate of 24,828,800 ordinary shares of our company (equivalent to 3,103,600 ADSs) as well as share-based awards of our subsidiaries with an aggregate value of approximately RMB44 million (US$6 million) to our directors and executive officers.

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

Equity Incentive Plan

Our 2014 Post-IPO Equity Incentive Plan, or the 2014 Plan (which we adopted in September 2014, amended and restated in February 2020 to reflect the Share Split and other administrative changes, and further amended and restated in May 2022 to reflect administrative changes) provides for the granting of share-based awards to eligible grantees. We believe share‑based awards are vital to attract, motivate and retain the grantees, and are the appropriate tool to align their interests with our shareholders. Accordingly, we will continue to grant share‑based awards to the employees, consultants and directors of our company, our affiliates and/or certain other companies as an important part of their compensation packages. Share-based awards granted are generally subject to a four‑year vesting schedule as determined by the plan administrator, or a vesting period of up to ten years for certain management members.

Under the 2014 Plan, starting from April 1, 2015 and on each anniversary thereof, an additional amount equal to the lesser of 200,000,000 ordinary shares (equivalent to 25,000,000 ADSs) and such lesser number of ordinary shares as is determined by our board of directors will be included in the shares available for issuance under the 2014 Plan.

As of March 31, 2024, under the 2014 Plan, there were:

•
515,571,688 ordinary shares (equivalent to 64,446,461 ADSs) issuable upon vesting of outstanding RSUs;
•
54,677,336 ordinary shares (equivalent to 6,834,667 ADSs) issuable upon exercise of outstanding options; and
•
286,838,192 ordinary shares (equivalent to 35,854,774 ADSs) authorized for issuance but unissued.

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

Clawback

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

Share‑based Awards Held by Our Directors and Officers

The following table summarizes the outstanding RSUs and options held as of March 31, 2024 by our directors and executive officers, as well as by their affiliates, under our equity incentive plan.

Name	Number of outstanding RSUs/ options granted	Exercise price (US$ per RSU/ option granted)	Shares underlying outstanding RSUs/options granted	Date of grant	Date of expiration
Joseph C. TSAI	2,000 (1)	-	16,000 (1)	July 24, 2018	July 24, 2026
	2,667 (1)	-	21,336 (1)	August 16, 2019	August 16, 2027
Eddie Yongming WU	* (2)	78.37	* (2)	November 25, 2023	November 25, 2033
	* (1)	-	* (1)	November 25, 2023	November 25, 2030
J. Michael EVANS	* (2)	79.96	* (2)	July 31, 2015	July 31, 2027
	* (1)	-	* (1)	June 15, 2020	June 15, 2026
	* (1)	-	* (1)	May 24, 2021	May 24, 2027
	* (1)	-	* (1)	June 8, 2022	June 8, 2028
	* (1)	-	* (1)	May 20, 2023	May 20, 2029
Maggie Wei WU	* (1)	-	* (1)	July 24, 2018	July 24, 2026
	* (1)	-	* (1)	August 16, 2019	August 16, 2027
	* (1)	-	* (1)	May 27, 2020	May 27, 2028
	* (1)	-	* (1)	June 15, 2020	June 15, 2028
	* (1)	-	* (1)	May 24, 2021	May 24, 2029
Toby Hong XU	* (1)	-	* (1)	May 27, 2020	May 27, 2026
	* (1)	-	* (1)	May 24, 2021	May 24, 2027
	* (1)	-	* (1)	June 8, 2022	June 8, 2028
	* (1)	-	* (1)	May 20, 2023	May 20, 2029
Jane Fang JIANG	* (1)	-	* (1)	July 30, 2018	July 30, 2026
	* (1)	-	* (1)	September 1, 2019	September 1, 2027
	* (1)	-	* (1)	June 15, 2020	June 15, 2028
	* (1)	-	* (1)	May 24, 2021	May 24, 2029
	* (1)	-	* (1)	June 8, 2022	June 8, 2030
	* (1)	-	* (1)	May 20, 2023	May 20, 2031
Sara Siying YU	* (1)	-	* (1)	July 30, 2018	July 30, 2026
	* (1)	-	* (1)	September 1, 2019	September 1, 2027
	* (1)	-	* (1)	March 2, 2020	March 2, 2028
	* (1)	-	* (1)	June 15, 2020	June 15, 2028
	* (1)	-	* (1)	May 24, 2021	May 24, 2029
	* (1)	-	* (1)	May 20, 2023	May 20, 2031
Fan JIANG	* (1)	-	* (1)	August 16, 2019	August 16, 2027
	* (1)	-	* (1)	May 24, 2021	May 24, 2027
	* (1)	-	* (1)	September 5, 2021	September 5, 2027
	* (1)	-	* (1)	June 8, 2022	June 8, 2028
	* (1)	-	* (1)	May 20, 2023	May 20, 2029
	* (1)	-	* (1)	August 9, 2023	August 9, 2033
Lin WAN	* (1)	-	* (1)	May 27, 2020	May 27, 2026
	* (1)	-	* (1)	May 24, 2021	May 24, 2027
	* (1)	-	* (1)	June 8, 2022	June 8, 2028
	* (1)	-	* (1)	May 20, 2023	May 20, 2029
	* (1)	-	* (1)	August 9, 2023	August 9, 2033
Luyuan FAN	* (1)	-	* (1)	July 30, 2018	July 30, 2026
	* (1)	-	* (1)	August 16, 2019	August 16, 2027
	* (1)	-	* (1)	June 15, 2020	June 15, 2028
	* (1)	-	* (1)	May 24, 2021	May 24, 2029
	* (1)	-	* (1)	June 8, 2022	June 8, 2030
	* (1)	-	* (1)	May 20, 2023	May 20, 2031

* The shares underlying the outstanding RSUs and options held by each of these directors and executive officers and their affiliates represent less than 1% of our total outstanding shares.

(1)
Represents RSUs.
(2)
Represents options.
C.
Board Practices

Nomination and Terms of Directors

Pursuant to our Articles of Association, our board of directors is classified into three classes of directors designated as Group I, Group II and Group III, each generally serving a three‑year term unless earlier removed. The Group I directors currently consist of Joe Tsai, J. Michael Evans, Weijian Shan and Irene Yun-Lien Lee; the Group II directors currently consist of Eddie Wu, Jerry Yang, Wan Ling Martello and Albert Kong Ping Ng; and the Group III directors currently consist of Maggie Wu and Kabir Misra. The terms of office of the current Group I, Group II and Group III directors will expire, respectively, at our 2024 annual general meeting, 2025 annual general meeting and 2026 annual general meeting. Unless otherwise determined by the shareholders in a general meeting, our board will consist of not less than nine directors. The Alibaba Partnership has the exclusive right to nominate up to a simple majority of our board of directors. If at any time our board of directors consists of less than a simple majority of directors nominated or appointed by the Alibaba Partnership for any reason, including because a director previously nominated by the Alibaba Partnership ceases to be a member of our board of directors or because the Alibaba Partnership had previously not exercised its right to nominate or appoint a simple majority of our board of directors, the Alibaba Partnership shall be entitled (in its sole discretion) to appoint such number of additional directors to the board as necessary to ensure that the directors nominated or appointed by the Alibaba Partnership comprise a simple majority of our board of directors. The remaining members of the board of directors will be nominated by the nominating and corporate governance committee of the board. Director nominees will be elected by the simple majority vote of shareholders at our annual general meeting. Alibaba Partnership has not fully exercised its director nomination right. Our board of directors currently consists of ten members, six are independent directors nominated by our nominating and corporate governance committee, four are Alibaba Partnership nominees.

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
•
reviewing and approving related party transactions between us and our directors, senior management and other persons specified in Item 6.B. of Form 20‑F as required by the U.S. Exchange Act;
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

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee currently consists of Irene Lee, Joe Tsai and Jerry Yang. Ms. Lee is the chairman of our nominating and corporate governance committee. Ms. Lee and Mr. Yang satisfy the “independence” requirements of Section 303A of the NYSE Listed Company Manual.

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

Compliance and Risk Committee

Our compliance and risk committee currently consists of Irene Lee, Albert Ng, Kabir Misra, Eddie Wu and J. Michael Evans. Ms. Lee is the chairman of our compliance and risk committee. Ms. Lee, Mr. Ng and Mr. Misra satisfy the “independence” requirements of Section 303A of the NYSE Listed Company Manual.

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

Capital Management Committee

Our capital management committee currently consists of Joe Tsai, Eddie Wu, J. Michael Evans and Maggie Wu. Mr. Tsai is the chairman of our capital management committee.

Our capital management committee is responsible for, among other things:

•
establishing and overseeing the implementation of our overall capital management and allocation plan; and
•
reviewing and advising our board, or approving, based on authorization by our board, significant capital-related transactions and undertakings by us and our subsidiary businesses.
D.
Employees

As of March 31, 2022, 2023 and 2024, we had a total of 254,941, 235,216 and 204,891 full‑time employees, respectively. A substantial majority of our employees are based in China.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.
Major Shareholders

The following table sets forth information with respect to beneficial ownership of our ordinary shares as of May 20, 2024, except otherwise noted, by:

•
each of our directors and executive officers;
•
our directors and executive officers as a group; and
•
each person known to us to beneficially own 5% or more of our ordinary shares.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC and includes the power to direct the voting or the disposition of the securities or to receive the economic benefit of the ownership of the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included Shares underlying the ADSs and Shares in CCASS held by the person. We have also included Shares that the person has the right to acquire within 60 days of this annual report, including through the vesting of RSUs and options. These Shares, however, are not included in the computation of the percentage ownership of any other person. The calculations of percentage ownership in the table below are based on 19,345,485,396 ordinary shares (equivalent to 2,418,185,675 ADSs) outstanding as of May 20, 2024.

Name	Beneficial ownership (Ordinary shares)	Beneficial ownership (ADSs)(3)	Percent
Directors and Executive Officers:
Joseph C. TSAI(1)	275,302,416	34,412,802	1.4%
Eddie Yongming WU	*	*	*
J. Michael EVANS	*	*	*
Maggie Wei WU	*	*	*
Jerry YANG	*	*	*
Wan Ling MARTELLO	*	*	*
Weijian SHAN	*	*	*
Irene Yun-Lien LEE	*	*	*
Albert Kong Ping NG	*	*	*
Kabir MISRA	*	*	*
Toby Hong XU	*	*	*
Jane Fang JIANG	*	*	*
Sara Siying YU	*	*	*
Fan JIANG	*	*	*
Lin WAN	*	*	*
Luyuan FAN	*	*	*
All directors and executive officers as a group	355,606,738	44,450,842	1.8%
Greater than 5% Beneficial Owners:
SoftBank(2)	2,743,375,976	342,921,997	14.2%

Notes:

* This person beneficially owns less than 1% of our outstanding ordinary shares.

(1)
Does not include 15,660,000 ordinary shares held by a vehicle managed by Blue Pool Capital Limited, Joe Tsai’s family office. Represents (i) 470,400 ordinary shares held directly by Joe Tsai, (ii) 13,907,176 ordinary shares held by Joe and Clara Tsai Foundation Limited, a company incorporated under the law of the Island of Guernsey with its registered address at PO Box 186, Royal Chambers, St Julian's Avenue, St Peter Port, Guernsey GY1 4HP, that has granted Joe Tsai a revocable proxy over these shares and which is wholly-owned by Joe and Clara Tsai Foundation, (iii) 147,385,672 ordinary shares held by Parufam Limited, a Bahamas corporation with its registered address at 303 Shirley Street, P.O. Box N-492, Nassau, The Bahamas, and over which, Joe Tsai, as a director of Parufam Limited, has been delegated sole voting and disposition power and (iv) 113,539,168 ordinary shares held by PMH Holding Limited, a British Virgin Islands corporation with its registered address at Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands, and over which, Joe Tsai, as sole director of PMH Holding Limited, has voting and dispositive power. Joe Tsai does not have any pecuniary interests in the 13,907,176 ordinary shares held by Joe and Clara Tsai Foundation Limited. Joe Tsai’s business address is 26/F Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong S.A.R., the People’s Republic of China.
(2)
Represents ordinary shares owned indirectly by SoftBank Group Corp., with its registered office at 1-7-1, Kaigan, Minato-Ku, Tokyo, 105-7537, Japan. These ordinary shares are beneficially owned via direct or indirect subsidiaries of SoftBank Group Corp. As of May 20, 2024, none of the subsidiaries of SoftBank Group Corp. holding our ordinary shares beneficially owned more than 5% of our outstanding ordinary shares. According to public disclosure by SoftBank, SoftBank has entered into forward contracts using our shares.
(3)
Each ADS represents eight Shares.

We have one class of ordinary shares, and each holder of our ordinary shares is entitled to one vote per share.

As of May 20, 2024, 19,345,485,396 of our ordinary shares (equivalent to 2,418,185,675 ADSs) were outstanding. To our knowledge, 6,722,077,128 ordinary shares (equivalent to 840,259,641 ADSs), representing approximately 34.7% of our total outstanding shares, were held by 171 record shareholders with registered addresses in the United States, including brokers and banks that hold securities in street name on behalf of their customers. We are not aware of any arrangement that may at a subsequent date, result in a change of control of our company.

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

Summary of Major Related Party Transactions

We have entered into various commercial arrangements with certain of our investees, Ant Group and its affiliates, pursuant to which we receive and provide certain services to these parties. See “— Commercial Arrangements with Investees and Ant Group and Its Affiliates.” In addition, as disclosed in greater detail in the following paragraphs, we have entered into or continued certain major related party transactions in fiscal years 2022, 2023 and 2024, which are summarized in the table below.

Related Party	Transaction Description
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

Related Party	Transaction Description

•
We and Ant Group cooperate with each other with respect to the enforcement of each other’s rights and the provision of certain financial services to our customers and merchants in connection with the SME loan business.

• We granted Ant Group a license for it to continue to use certain trademarks and domain names.

• Various investments involving Ant Group.

•
Prior to 2023, we granted share-based awards to employees of Ant Group; Junhan, a major equity holder of Ant Group, and Ant Group granted share-based awards to our employees. We, Junhan and Ant Group agreed to settle with each other the cost associated with certain share-based awards granted to each other’s employees upon vesting.

Entities affiliated with our directors and officers	• We agreed to assume the cost of maintenance, crew and operation of personal aircraft of our chairman where the cost is allocated for business purposes.

• Investments in and various investments involving the Vision Plus Capital Funds, investment funds affiliated with our director and chief executive officer.

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

Commercial Arrangements with Investees and Ant Group and Its Affiliates

The following table summarizes the services fees paid to Ant Group and its affiliates in fiscal years 2022, 2023 and 2024.

		Year ended March 31,
Related Party	Transaction	2022	2023	2024
		RMB	RMB	RMB	US$
		(in millions)
Ant Group and its affiliates	Payment processing and escrow services fee	11,824	12,484	13,164	1,823
	Marketplace software technology services fee and others(1)	3,542	2,271	3,050	422

Note:

(1)
Marketplace software technology services fee and others primarily relates to marketing support services in connection with our retail marketplaces.

Certain of our investees have entered into commercial arrangements with us in connection with certain logistics services they provide to us. In fiscal years 2022, 2023 and 2024, we incurred costs and expenses of RMB13,120 million, RMB14,750 million and RMB14,864 million (US$2,059 million), respectively, for these logistics services. In fiscal year 2024, these costs and expenses accounted for 1.8% of our costs and expenses.

Certain of our investees have also entered into commercial arrangements with us in connection with certain marketing services they provide to our business. In fiscal years 2022, 2023 and 2024, we incurred costs and expenses of RMB976 million, RMB382 million and RMB736 million (US$102 million), respectively, for these marketing services. In fiscal year 2024, these costs and expenses accounted for 0.1% of our costs and expenses.

Other than the foregoing, the aggregate service fees we paid to other related parties accounted for less than 1% of total costs and expenses in each of fiscal years 2022, 2023 and 2024.

The following table summarizes the services fees received from Ant Group and its affiliates in fiscal years 2022, 2023 and 2024.

		Year ended March 31,
Related Party	Transaction	2022	2023	2024
		RMB	RMB	RMB	US$
		(in millions)
Ant Group and its affiliates	Annual fee for SME loan business(1)	708	—	—	—
	Administrative and support services	1,165	565	807	112
	Cloud services fee	5,536	8,409	8,814	1,221
	Marketplace software technology services fee and others	2,358	2,831	3,244	449

Note:

(1)
Pursuant to our agreement with Ant Group, we received these annual fees for a term of seven years, which commenced in 2015 and ended in 2021.

We have entered into commercial arrangements with certain of our investees related to logistics services. In fiscal years 2022, 2023 and 2024, we recognized revenue of RMB1,728 million, RMB1,140 million and RMB2,540 million (US$352 million), respectively, in connection with these logistics services. In fiscal year 2024, this revenue accounted for 0.3% of our revenue.

We have also entered into commercial arrangements with certain of our investees related to cloud services. In fiscal years 2022, 2023 and 2024, we recognized revenue of RMB1,826 million, RMB1,462 million and RMB984 million (US$136 million), respectively, for these cloud services. In fiscal year 2024, this revenue accounted for 0.1% of our revenue.

Other than the related party transactions summarized above, the aggregate payments we received from other related parties accounted for less than 1% of total revenue in each of the fiscal years 2022, 2023 and 2024.

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

Following the divestment of our interest in and control over Alipay, effective in the first calendar quarter of 2011, the ownership structure of Alipay’s parent entity, Ant Group, was changed so that Jack Ma held a substantial majority of the equity ownership interest in Ant Group. The ownership structure of Ant Group subsequently was further restructured. Ant Group also completed several rounds of equity financing. In September 2019, we received a newly issued 33% equity interest (on a fully diluted basis) in Ant Group following the satisfaction of the closing conditions set forth in the SAPA, as amended in 2018 and 2019. As of March 31, 2024, Junhan and Junao held approximately 31% and 22% of Ant Group’s equity interest, respectively, we held 33% and other shareholders held the remaining equity interest. The general partner of Junhan and Junao is an entity that was previously wholly-owned by Jack

Ma. In August 2020, Jack Ma transferred 66% of the equity interest in such general partner entity but retained control over the equity interests in Ant Group held by Junhan and Junao. Through an agreement with the transferees as well as the articles of association of the general partner entity then in effect, Jack Ma had control over resolutions passed at general meetings of the general partner entity that would relate to the exercise of rights by Junhan and Junao as shareholders of Ant Group. On January 7, 2023, Ant Group announced that Junhan and Junao agreed to undergo certain changes in their voting structures, pursuant to which this agreement among Jack Ma and the other shareholders of the general partner entity of Junhan and Junao were to be terminated. In addition, Junhan were to change its general partner to a newly established entity while Junao would keep the existing general partner entity. The changes were completed in December 2023. As a result of the changes, (i) Jack Ma no longer controls the majority voting interests in Ant Group held by Junhan and Junao, (ii) each of Junhan and Junao is controlled by a separate general partner entity that is not controlled by any single person, (iii) our equity interest in Ant Group remains unchanged, and (iv) neither we nor any other shareholder has control over Ant Group.

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

In July 2023, we received notice from Ant Group that a shareholder meeting held on July 23, 2023 had approved, among other things, a proposal by Ant Group to repurchase from all of its shareholders up to 7.6% of its equity interest. We did not participate in such share repurchase. We understand the repurchased shares were transferred into Ant Group’s equity incentive pool.

Our Commercial Arrangements with Ant Group and Alipay

After the divestment of our interest in and control over Alipay, we entered into a framework agreement in July 2011, or the 2011 framework agreement, with SoftBank, Altaba Inc. (formerly known as Yahoo! Inc.), Alipay, Ant Group, Jack Ma and Joe Tsai and certain of their affiliates. At the same time, we also entered into various implementation agreements that included a commercial agreement, or the Alipay commercial agreement, an intellectual property license and software technology service agreement, or the 2011 IPLA, and a shared services agreement, which together governed our financial and commercial relationships with Ant Group and Alipay.

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

Sale of SME Loan Business and Certain Other Assets

Pursuant to the SAPA, we sold certain securities and assets primarily relating to our SME loan business and other related services to Ant Group in February 2015. In addition, pursuant to software system use and service agreements relating to the know-how and related intellectual property that we agreed to sell together with the SME loan business and related services, we received annual fees for a term of seven years, commencing in 2015 and ending in 2021. These fees, which were recognized as other revenue, were determined as follows: for calendar years 2015 to 2017, the entities operating the SME loan business paid an annual fee equal to 2.5% of the average daily balance of the SME loans provided by these entities, and in calendar years 2018 to 2021, these entities paid an annual fee equal to the amount of the fees paid in calendar year 2017. In fiscal years 2022, 2023 and 2024, the annual fees we received from Ant Group and its affiliates in connection with the SME loan business amounted to RMB708 million, nil and nil, respectively.

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

The fees that we pay Alipay are based on fee rates and actual payment volumes processed on our marketplaces. The fee rates reflect, among other things, Alipay’s bank-processing costs and operating costs allocable to the services provided to us, and accordingly are subject to adjustment on an annual basis to the extent these costs increase or decline. In connection with the 2014 restructuring, the Alipay commercial agreement was amended to provide that a special independent committee formed by our independent directors and the director designated by SoftBank, or the Independent Committee, must approve the fee rates in advance on an annual basis. The fee rates for the immediately preceding year remain in effect until such time as the annual approval by the Independent Committee has been obtained. In fiscal years 2022, 2023 and 2024, service fees in connection with the payment services provided by Alipay under this agreement amounted to RMB11,824 million, RMB12,484 million and RMB13,164 million (US$1,823 million), respectively. The Alipay commercial agreement has an initial term of 50 years, and is automatically renewable for further periods of 50 years, subject to our right to terminate at any time upon one year’s prior written notice. Prior to the 2020 Amendments, if the Alipay commercial agreement was required by applicable regulatory authorities, including under stock exchange listing rules, to be modified in certain circumstances, a one-time payment may have been payable to us by Ant Group to compensate us for the impact of the adjustment. Certain conforming amendments were made to the Alipay commercial agreement as part of the relevant amendments to our agreements with Ant Group and Alipay described above. Pursuant to the 2020 Amendments, we no longer have the right to receive such one-time payment. This change was made to facilitate the IPO of Ant Group. If the IPO of Ant Group is withdrawn or rejected by governmental authority or is not completed within a certain period of time, the change will be unwound and our right will be restored.

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

Share-based Award Arrangements

Prior to 2023, certain of our employees were granted share-based awards by Junhan and Ant Group, and certain employees of Ant Group were granted share-based awards by us. These awards are settled by respective grantors upon disposal of these awards by the holders, vesting or exercise of these awards, depending on the forms of these awards. In addition, Junhan and Ant Group have the right to repurchase the vested awards (or any underlying equity for the settlement of the vested awards) granted by them, as applicable, from the holders upon an initial public offering of Ant Group or the termination of the holders’ employment with us at a price to be determined based on the then fair market value of Ant Group.

Starting from April 2020, the parties agreed to settle with each other the cost associated with certain share-based awards granted to each other’s employees upon vesting. The settlement amounts under this arrangement depend on the values of Ant Group share-based awards granted to our employees and our share-based awards granted to employees of Ant Group. It is expected that the net settlement amount would be insignificant to us.

Transactions with Entities Affiliated with Our Directors and Officers

Joe Tsai, our chairman, has purchased his own aircraft for both business and personal use. He has waived any leasing fees for the use of such aircraft in connection with the performance of his duties as our chairman, and we have agreed to assume the cost of maintenance, crew and operation of the aircraft where the cost is allocated for business purposes.

Eddie Wu, our director and chief executive officer, is the founding partner of Vision Plus Capital, a venture capital firm that has focused since 2015 on investing in the areas of advanced technology, enterprise services and digital healthcare. He currently holds interests in the general partners of a number of funds of Vision Plus Capital and certain management companies of Vision Plus Capital. He has also committed, or is expected to commit funds, to the general partners or as limited partners of certain funds of Vision Plus Capital. We refer to these funds collectively as Vision Plus Capital Funds.

We have invested in certain Vision Plus Capital Funds, with a total commitment of approximately US$240 million, and certain Vision Plus Capital Funds have entered into, and from time to time may enter into, co-investment transactions with us and third parties. We have also invested in other portfolio companies of which Vision Plus Capital Funds are shareholders.

Relationship with Investment Funds Affiliated with Jack Ma

Jack Ma currently holds minority interests in the general partners of a number of Yunfeng investment funds that were established prior to his retirement from our company in 2020, in which he is entitled to receive a portion of carried interest proceeds. We refer to these funds collectively as the Yunfeng Funds. He also holds minority interests in certain investment advisor entities of certain Yunfeng Funds. In addition, Jack Ma, his wife and certain entities controlled by them have committed, or are expected to commit, funds to the general partners or as limited partners of certain Yunfeng Funds.

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

Other Transactions with Investees

We have extended loans to certain of our investees for working capital and other uses in conjunction with our investments. As of March 31, 2024, the aggregate outstanding balance of these loans was RMB2,628 million (US$364 million), with remaining terms of up to two years and interest rates of up to 10% per annum.

We have agreed to provide a guarantee for a term loan facility of HK$7.7 billion (US$1.0 billion) in favor of Cingleot, a company that is partially owned by us, in connection with a logistic center development project at the Hong Kong International Airport. In May 2024, the loan facility was modified to a revolving loan facility and the facility amount was reduced to HK$6.5 billion. As of the date of this annual report, HK$4,875 million was drawn down by that entity under this facility.

Also, we co‑invested and may from time to time co-invest with certain of our investees in other businesses.

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

The amounts relating to these services provided and received represent less than 1% of our revenue and total costs and expenses, respectively, for the years ended March 31, 2022, 2023 and 2024.

Contractual Arrangements among Our Subsidiaries, the Variable Interest Entities and Variable Interest Entity Equity Holders

Chinese law restricts foreign ownership in enterprises that provide value‑added telecommunications services, which includes the ICPs. As a result, we operate our Internet businesses and other businesses in which foreign investment is restricted or prohibited in China through contractual arrangements between our relevant subsidiaries, the variable interest entities, which, where applicable, hold the ICP licenses and other regulated licenses and generally operate our Internet businesses and other businesses in which foreign investment is restricted or prohibited, and the variable interest entity equity holders. For a description of these contractual arrangements, see “Item 4. Information on the Company — C. Organizational Structure — Contractual Arrangements among Our Subsidiaries, the Variable Interest Entities and Variable Interest Entity Equity Holders.”

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

ITEM 8. FINANCIAL INFORMATION

A.
Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements.”

Legal and Administrative Proceedings

We are involved from time to time, and may in the future be involved in, litigation, claims or other disputes in the ordinary course of business regarding, among other things, third-party and principal intellectual property infringement claims, contract disputes involving merchants and consumers on our platforms, consumer protection claims, claims relating to data and privacy protection, employment-related cases and other matters, as well as claims pursuant to anti-monopoly or anti-unfair competition laws, arising out of investment transactions or others involving high amounts of alleged damages. We have also been, and may in the future be, involved in litigation, regulatory investigations or inquiries and administrative proceedings that may or may not necessarily arise from our ordinary course of business, such as securities class action lawsuits and investigations or inquiries by securities regulators. We establish balance sheet provisions relating to potential losses from litigation based on estimates of the losses. For this purpose, we classify potential losses as remote, reasonably possible or probable. We analyze potential outcomes from current and potential litigation and proceedings as loss contingencies in accordance with U.S. GAAP.

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

On January 12, 2021, four plaintiff groups filed motions to consolidate and motions for appointment as the lead plaintiff under the Private Securities Litigation Reform Act, or the PSLRA, seeking consolidation of the Ciccarello, Romnek, and Hess Actions and appointment of the lead plaintiff and lead counsel under the PSLRA. The court consolidated the three actions on April 20, 2021, and appointed the lead plaintiff on February 10, 2022. On April 22, 2022, the lead plaintiff filed an amended complaint, naming a founder as an additional defendant, and asserting new and existing claims concerning the SAMR’s antitrust investigation and fine and the suspension of Ant Group’s planned initial public offering.

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

On October 6, 2023, plaintiffs filed a motion for class certification. On January 19, 2024, defendants filed an opposition to plaintiffs’ motion. On April 19, 2024, plaintiffs filed a reply in support of their motion. Defendants filed a sur-reply on May 17, 2024. Oral argument on the motion is scheduled for June 20, 2024.

JD.com Lawsuit

In 2017, Beijing Jingdong Shiji Trading Co., Ltd. and Beijing Jingdong 360 E-commerce Co., Ltd. sued Zhejiang Tmall Technology Co., Ltd., Zhejiang Tmall Network Co., Ltd. and Alibaba Group Holding Limited for abuse of dominant market position (Case No. (2017) Jing Min Chu Zi No.152). The plaintiffs requested the three defendants to cease relevant acts and claimed a substantial amount of damages in the original complaint. In March 2021, the plaintiffs amended their claim to seek higher damages. In December 2023, the Beijing High People’s Court issued a judgment in favor of the plaintiffs, and we have appealed the court judgment. As of the date of this annual report, the case is in second-instance stage. We have accrued for the potential damages in connection with this lawsuit.

Dividend Policy

For fiscal year 2023, we declared a cash dividend in the amount of US$0.125 per Share or US$1.00 per ADS, for a total amount of approximately US$2.5 billion. For fiscal year 2024, we declared a cash dividend in the amount of US$0.2075 per Share or US$1.66 per ADS, consisting of (i) a regular dividend in the amount of US$0.125 per Share or US$1.00 per ADS and (ii) a one-time extraordinary dividend in the amount of US$0.0825 per Share or US$0.66 per ADS as a distribution of proceeds from disposition of certain financial investments, for a total amount of approximately US$4 billion.

Any future determination to pay dividends will be made at the discretion of our board of directors and may be based on a number of factors, including without limitation our future operations and expected earnings, capital requirements and surplus, general financial condition, contractual restrictions and other considerations required under applicable laws and regulations and other factors that the board of directors may deem relevant. If we pay any dividends, the depositary will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the Deposit Agreement, including the fees and expenses payable thereunder.

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

We have also announced our plan to voluntarily change our secondary listing status on the Hong Kong Stock Exchange to a primary listing. We have been preparing for our primary listing in Hong Kong and expect to complete this conversion by the end of August 2024.

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

E.
Taxation

The following is a general summary of certain Cayman Islands, Chinese mainland, Hong Kong S.A.R. and United States federal income tax consequences relevant to an investment in our ADSs and ordinary shares. The discussion is not intended to be, nor should it be construed as, legal or tax advice to any particular prospective purchaser. The discussion is based on laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change or different interpretations, possibly with retroactive effect. The discussion does not address U.S. state or local tax laws, or tax laws of jurisdictions other than the Cayman Islands, Chinese mainland, Hong Kong S.A.R. and the United States. You should consult your own tax advisors with respect to the consequences of acquisition, ownership and disposition of our ADSs and ordinary shares. To the extent that this discussion relates to matters of Cayman Islands tax law, it is the opinion of Maples and Calder (Hong Kong) LLP, our Cayman Islands legal counsel. To the extent that the discussion states definitive legal conclusions under PRC tax laws and regulations, it is the opinion of Fangda Partners, our PRC counsel.

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

Hong Kong Taxation

Our subsidiaries incorporated in Hong Kong were subject to Hong Kong profits tax at a rate of 16.5% in the fiscal years ended March 31, 2022, 2023 and 2024.

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

Material United States Federal Income Tax Considerations

The following summary describes the material United States federal income tax consequences of the ownership and disposition of our ADSs and ordinary shares. The discussion set forth below is applicable only to United States Holders that hold ADSs or ordinary shares as capital assets (generally, property held for investment). As used herein, the term “United States Holder” means a beneficial owner of an ADS or ordinary share that is for United States federal income tax purposes:

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

This summary does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

•
a dealer in securities or currencies;
•
a financial institution;
•
a regulated investment company;
•
a real estate investment trust;
•
an insurance company;
•
a tax‑exempt organization;
•
a person holding our ADSs or ordinary shares as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;
•
a trader in securities that has elected the mark‑to‑market method of accounting for your securities;
•
a person liable for alternative minimum tax;
•
a person who owns or is deemed to own 10% or more of our stock (by vote or value);
•
a person required to accelerate the recognition of any item of gross income with respect to our ADSs or ordinary shares as a result of such income being recognized on an applicable financial statement;
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

If a partnership (or other entity or arrangement treated as a partnership for United States federal income tax purposes) holds our ADSs or ordinary shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partnership or a partner of a partnership holding our ADSs or ordinary shares, you should consult your tax advisors.

This summary does not contain a detailed description of all the United States federal income tax consequences to you in light of your particular circumstances and does not address the Medicare tax on net investment income, United States federal estate and gift taxes or the effects of any state, local or non‑United States tax laws. If you are considering the purchase of our ADSs or ordinary shares, you should consult your own tax advisors concerning the United States federal income tax consequences to you in light of your particular situation as well as any consequences arising under other United States federal tax laws and the laws of any other taxing jurisdiction.

ADSs

If you hold ADSs, for United States federal income tax purposes, you generally will be treated as the owner of the underlying ordinary shares that are represented by the ADSs. Accordingly, deposits or withdrawals of ordinary shares for ADSs will not be subject to United States federal income tax.

Taxation of Dividends

Subject to the discussion under “— Passive Foreign Investment Company” below, the gross amount of distributions on the ADSs or ordinary shares (including any amounts withheld to reflect PRC withholding taxes) will be taxable as dividends, to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. The dividends (including withheld taxes) will be includable in your gross income as ordinary income on the day actually or constructively received by you, in the case of the ordinary shares, or by the depositary, in the case of ADSs. Such dividends will not be eligible for the dividends received deduction generally allowed to corporations under the Code. The following discussion assumes that all dividends will be paid in U.S. dollars.

Subject to applicable limitations (including a minimum holding period requirement), certain dividends received by non‑corporate United States investors from a qualified foreign corporation may be treated as “qualified dividend income” that is subject to reduced rates of taxation. A foreign corporation is generally treated as a qualified foreign corporation with respect to dividends paid by that corporation on ordinary shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that our ADSs (which are listed on the NYSE) are readily tradable on an established securities market in the United States. Thus, subject to the discussion under “— Passive Foreign Investment Company” below, we believe that any dividends we pay on our ordinary shares that are represented by ADSs will be potentially eligible for these reduced tax rates. Since we do not expect that our ordinary shares will be listed on an established securities market in the United States, we believe that any dividends that we pay on our ordinary shares that are not represented by ADSs do not currently meet the conditions required for these reduced tax rates. There also can be no assurance that our ADSs will continue to be readily tradable on an established securities market in the United States in subsequent years. A qualified foreign corporation also generally includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the United States. In the event that we were deemed to be a PRC resident enterprise under the EIT Law, although no assurance can be given, we might be eligible for the benefits of the Treaty. If we were eligible for such benefits, subject to the discussion under “— Passive Foreign Investment Company” below, dividends we pay on our ordinary shares, regardless of whether the shares are represented by ADSs, would be potentially eligible for the reduced rates of taxation. See “— People’s Republic of China Taxation” above.

However, notwithstanding the foregoing, we will not be treated as a qualified foreign corporation, and non‑corporate United States Holders will not be eligible for reduced rates of taxation, for any dividends that we pay if we are a passive foreign investment company, or PFIC, with respect to such holders in the taxable year in which the dividends are paid or in the preceding taxable year. See “— Passive Foreign Investment Company” below.

In the event that we were deemed to be a PRC resident enterprise under the EIT Law, you might be subject to PRC withholding taxes on dividends paid to you with respect to the ADSs or ordinary shares. See “— People’s Republic of China Taxation” above. In that case, subject to certain conditions and limitations (including a minimum holding period requirement), PRC withholding taxes on dividends may be treated as foreign taxes eligible for credit against your United States federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the ADSs or ordinary shares will be treated as foreign source income and will generally constitute passive category income. However, if you are eligible for Treaty benefits, any PRC taxes on dividends will not be creditable against your United States federal income tax liability to the extent withheld at a rate exceeding the applicable Treaty rate. In addition, United States Treasury regulations addressing foreign tax credits, or the Foreign Tax Credit Regulations, impose additional requirements for foreign taxes to be eligible for a foreign tax credit, and unless you are eligible for and elect to claim the benefits of the Treaty, there can be no assurance that those requirements will be satisfied. The Department of the Treasury and the IRS are considering proposing amendments to the Foreign Tax Credit Regulations. In addition, recent notices from the IRS provide temporary relief by allowing taxpayers that comply with applicable requirements to apply many aspects of the foreign tax credit regulations as they previously existed (before the release of the current Foreign Tax Credit Regulations) for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). Alternatively, instead of claiming a foreign tax credit, you may be able to deduct any PRC withholding taxes on dividends in computing your taxable income, subject to generally applicable limitations under United States law (including that a United States Holder is not eligible for a deduction for otherwise creditable foreign income taxes paid or accrued in a taxable year if such United States Holder claims a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year). The rules governing the foreign tax credit and deductions for foreign taxes are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit or a deduction under your particular circumstances.

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

Passive Foreign Investment Company

Based on the composition of our income and assets, and the valuation of our assets, including goodwill, we do not believe we were a PFIC for our most recent taxable year ended March 31, 2024, although there can be no assurance in this regard.

The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets and the valuation of our assets from time to time. Specifically, we will be classified as a PFIC for United States federal income tax purposes for any taxable year if either: (i) 75% or more of our gross income for that taxable year is passive income, or (ii) at least 50% of the value (generally determined on a quarterly basis) of our assets for that taxable year is attributable to assets that produce or are held for the production of passive income, or the asset test.

For this purpose, passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). In addition, cash and other assets readily convertible into cash are generally treated as assets that produce or are held for the production of passive income. Goodwill and other unbooked intangibles associated with active business activity are generally taken into account as non-passive assets. If we own at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income. However, it is not entirely clear how the contractual arrangements between us and the VIEs will be treated for purposes of the PFIC rules. If it were determined that we do not own the stock of the VIEs for United States federal income tax purposes (for example, because the relevant PRC authorities do not respect these arrangements), we may be treated as a PFIC.

In addition, there is uncertainty with respect to the value of our assets that should be taken into account for purposes of the asset test, and the significant volatility and decline in the trading prices of our ADSs and ordinary shares in recent years have increased the risk that we were or could be treated as a PFIC for our most recent taxable year. There also can be no assurance that we will not be a PFIC for the current or any future taxable year. In particular, any further decline in the trading prices of our ADSs and ordinary shares may result in our becoming a PFIC. If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares, you will be subject to special tax rules discussed below.

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

In certain circumstances, in lieu of being subject to the special tax rules discussed above, you may make a mark‑to‑market election with respect to your ADSs or ordinary shares, provided such ADSs or ordinary shares are treated as “marketable stock.” The ADSs or ordinary shares generally will be treated as marketable stock if the ADSs or ordinary shares, as applicable, are regularly traded on a “qualified exchange or other market” (within the meaning of the applicable United States Treasury regulations). Under current law, the mark‑to‑market election may be available to holders of ADSs since the ADSs are listed on the NYSE, which constitutes a qualified exchange, although there can be no assurance that the ADSs will be “regularly traded” for purposes of the mark‑to‑market election or that the ADSs will continue to be listed on the NYSE. Our ordinary shares are listed on the Hong Kong Stock Exchange, which must meet certain trading, listing, financial disclosure and other requirements to be treated as a qualified exchange for these purposes, and no assurance can be given that our ordinary shares will be “regularly traded” for purposes of the mark‑to‑market election.

If you make an effective mark‑to‑market election, for each taxable year that we are a PFIC you will include as ordinary income the excess of the fair market value of your ADSs or ordinary shares at the end of the year over your adjusted tax basis in the ADSs or ordinary shares. You will be entitled to deduct as an ordinary loss in each such year the excess of your adjusted tax basis in the ADSs or ordinary shares over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark‑to‑market election. If you make an effective mark‑to‑market election, in each year that we are a PFIC: (i) any gain you recognize upon the sale or other disposition of your ADSs or ordinary shares will be treated as ordinary income and (ii) any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark‑to‑market election. If you make an effective mark-to-market election, the general tax rules that apply to distributions by corporations that are not PFICs would apply to distributions by us, except that the reduced rates of taxation for qualified dividend income of non-corporate U.S. holders (as discussed above under “—Taxation of Dividends”) would not be available if we are a PFIC in the taxable year in which the dividends are paid or in the preceding taxable year.

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

Alternatively, U.S. taxpayers can sometimes avoid the rules described above by electing to treat a PFIC as a “qualified electing fund” under Section 1295 of the Code. However, this option is not available to you because we do not intend to comply with the requirements necessary to permit you to make this election.

If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares and any of our non-U.S. subsidiaries is also a PFIC or we otherwise have any investment in a non-U.S. company that is treated as an equity interest in a PFIC for United States federal income tax purposes (any such non-U.S. subsidiary or non-U.S. company, a “lower-tier PFIC”), you will be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of the PFIC rules. Because a mark-to-market election cannot be made for any lower-tier PFICs unless the shares in such lower-tier PFICs are themselves treated as marketable stock, if you make a mark-to-market election with respect to our ADSs or ordinary shares, you may continue to be subject to the special tax rules discussed above (rather than the mark-to-market rules) with respect your indirect interest in any such lower-tier PFIC. You are urged to consult your tax advisors about the application of the PFIC rules to any lower-tier PFIC.

In addition, as described under “— Taxation of Dividends” below, non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a PFIC with respect to such holders in the taxable year in which the dividends are paid or in the preceding taxable year. You will generally be required to file IRS Form 8621 if you hold our ADSs or ordinary shares in any year in which we are classified as a PFIC.

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

Any gain or loss recognized by you will generally be treated as United States source gain or loss. However, if we were treated as a PRC resident enterprise for EIT Law purposes and PRC tax were imposed on any gain, and if you are eligible for the benefits of the Treaty, you may elect to treat such gain as PRC source gain under the Treaty. If you are not eligible for the benefits of the Treaty or you fail to make the election to treat any gain as PRC source, then you generally would not be able to use a foreign tax credit for any PRC tax imposed on the disposition of our ADSs or ordinary shares unless the credit can be applied (subject to applicable limitations) against United States federal income tax due on other foreign source income in the appropriate category for foreign tax credit purposes. However, pursuant to the Foreign Tax Credit Regulations, unless you are eligible for and elect to claim the benefits of the Treaty, any such PRC tax would generally not be a foreign income tax eligible for a foreign tax credit (regardless of any other income that you may have that is derived from foreign sources). In such case, the non-creditable PRC tax may reduce the amount realized on the disposition of our ADSs or ordinary shares. As discussed above, however, recent notices from the IRS provide temporary relief by allowing taxpayers that comply with applicable requirements to apply many aspects of the foreign tax credit regulations as they previously existed (before the release of the current Foreign Tax Credit Regulations) for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). If any PRC tax is imposed upon the disposition of ADSs or ordinary shares and you apply such temporary relief, such PRC tax may be eligible for a foreign tax credit or deduction, subject to the applicable conditions and limitations.

You will be eligible for the benefits of the Treaty if, for purposes of the Treaty, you are a resident of the United States, and you meet other requirements specified in the Treaty. Because the determination of whether you qualify for the benefits of the Treaty is fact intensive and depends upon your particular circumstances, you are specifically urged to consult your tax advisors regarding your eligibility for the benefits of the Treaty. You are also urged to consult your tax advisors regarding the tax consequences in case any PRC tax is imposed on gain on a disposition of our ADSs or ordinary shares, including the availability of the foreign tax credit or a deduction and the election to treat any gain as PRC source, under your particular circumstances.

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

In accordance with NYSE Rule 203.01, we will post this annual report on our website www.alibabagroup.com. In addition, we will provide hard copies of our annual report to shareholders, including ADS holders, free of charge upon request.

I.
Subsidiary Information

Not applicable.

J.
Annual Report to Security Holders

We intend to submit the annual report provided to security holders in electronic format pursuant to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as an exhibit to a current report on Form 6-K.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our main interest rate exposure relates to our indebtedness and interest-bearing assets, including cash and cash equivalents, short‑term investments, restricted cash and other treasury investments. We manage our interest rate exposure with a focus on reducing our overall cost of debt and exposure to changes in interest rates. When considered appropriate, we use derivatives, such as interest rate swaps, to manage our interest rate exposure.

As of March 31, 2024, approximately 35% of our total debt (including bank borrowings and unsecured senior notes) carries floating interest rates and the remaining 65% carries fixed interest rates. We have entered into various agreements with various financial institutions as counterparties to swap a certain portion of our floating interest rate debt to effectively become fixed interest rate debt. After taking these interest rate swaps into consideration, approximately 33% of our total debt carries floating interest rates and the remaining 67% carries fixed interest rates as of March 31, 2024. All of the abovementioned interest rate derivatives are designated as cash flow hedges and we expect these hedges to be highly effective. Certain of our indebtedness carries floating interest rates based on SOFR. As a result, the interest expenses associated with these indebtedness will be subject to the potential impact of any fluctuation in SOFR. An increase in SOFR could raise our financing costs, which could adversely affect our operating results and financial condition, as well as our cash flows. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Industry — We are subject to interest rate risk in connection with our indebtedness.”

As of March 31, 2023 and 2024, if interest rates increased/decreased by 1%, with all other variables having remained constant, and assuming the amount of interest‑bearing assets and debts that bear floating interest were outstanding for the entire respective years, our profit attributable to equity owners would have been RMB5,473 million and RMB6,010 million (US$832 million) higher/lower, respectively, mainly as a result of higher/lower interest income from our cash and cash equivalents, short‑term investments and other treasury investments. The analysis does not include floating interest rate debts whose interests are hedged by interest rate swaps.

Foreign Exchange Risk

Foreign currency risk arises from future commercial transactions, recognized assets and liabilities and net investments in foreign operations. Although we operate businesses in different countries and regions, most of our revenue‑generating transactions, and a majority of our expense‑related transactions, are denominated in Renminbi, which is the functional currency of our major operating subsidiaries and the reporting currency of our financial statements. When considered appropriate, we enter into hedging activities with regard to exchange rate risk.

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

As of March 31, 2023, we had Renminbi‑denominated cash and cash equivalents, short‑term investments and other treasury investments of RMB351,195 million and U.S. dollar‑denominated cash and cash equivalents, short‑term investments and other treasury investments of US$29,171 million. Assuming we had converted RMB351,195 million into U.S. dollars at the exchange rate of RMB6.8676 for US$1.00 as of March 31, 2023, our total balance of cash and cash equivalents, short‑term investments and other treasury investments in U.S. dollar would have been US$80,309 million. If the Renminbi had depreciated by 10% against the U.S. dollar, the balance in U.S. dollar would have been US$75,660 million.

As of March 31, 2024, we had Renminbi‑denominated cash and cash equivalents, short‑term investments and other treasury investments of RMB381,326 million and U.S. dollar‑denominated cash and cash equivalents, short‑term investments and other treasury investments of US$30,166 million. Assuming we had converted RMB381,326 million into U.S. dollars at the exchange rate of RMB7.2203 for US$1.00 as of March 29, 2024, our total balance of cash and cash equivalents, short‑term investments and other treasury investments in U.S. dollar would have been US$82,979 million. If the Renminbi had depreciated by 10% against the U.S. dollar, the balance in U.S. dollar would have been US$78,178 million.

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

In fiscal years 2023 and 2024, if the market price of the respective financial instruments held by us had been 1% higher/lower as of March 31, 2023 and 2024, these instruments would have been approximately RMB1,233 million and RMB762 million (US$106 million) higher/lower, respectively, all of which would be recognized as income or loss during the respective period.

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

Fees and Payments from the Depositary to Us

Our depositary has agreed to share with us certain fees payable to the depositary by holders of ADSs. For fiscal year 2024, the depositary shared with us US$30 million, after deduction of applicable U.S. taxes.

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
•
Accounting and Financial Reporting Council transaction levy of 0.00015% of the consideration of the transaction, charged to each of the buyer and seller;
•
transfer deed stamp duty of HK$5.00 per transfer deed (if applicable), payable by the seller;
•
ad valorem stamp duty at a total rate of 0.2% of the consideration for, or (if greater) the value of, the Shares transferred, with 0.1% payable by each of the buyer and seller;
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

Investors must settle their trades executed on the Hong Kong Stock Exchange through their brokers directly or through custodians. For an investor who has deposited his or her Shares in his or her stock account or in his or her designated Central Clearing and Settlement System participant’s stock account maintained with the Central Clearing and Settlement System, or CCASS, settlement will be effected in CCASS in accordance with the General Rules of CCASS and CCASS Operational Procedures in effect from time to time. For an investor who holds the physical certificates, settlement certificates and the duly executed transfer forms must be delivered to his or her broker or custodian before the settlement date.

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

A deposit of Shares trading in Hong Kong in exchange for ADSs involves the following procedures:

•
If Shares have been deposited with CCASS, the investor must transfer Shares to the depositary’s account with the custodian within CCASS by following the CCASS procedures for transfer and submit and deliver a duly completed and signed conversion form to the depositary (hkadroperations@citi.com) via his or her broker.
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

Converting ADSs to Shares Trading in Hong Kong

An investor who holds ADSs and who intends to convert his or her ADSs into Shares to trade on the Hong Kong Stock Exchange must cancel the ADSs the investor holds and withdraw Shares from our ADS program and cause his or her broker or other financial institution to trade such Shares on the Hong Kong Stock Exchange.

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

Our management, under the supervision and with the participation of our principal executive officer and our principal financial officer, evaluated the effectiveness of our disclosure controls and procedures, as defined in Rules 13a‑15(e) or 15d‑15(e) promulgated under the U.S. Exchange Act, as of March 31, 2024. Based on that evaluation, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures are effective in ensuring that information required to be disclosed in the reports that we file or submit under the U.S. Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that information required to be disclosed in the reports that we file or submit under the U.S. Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a‑15(f) and 15d‑15(f) under the U.S. Exchange Act. As required by Rule 13a‑15(c) of the U.S. Exchange Act, our management conducted an evaluation of our company’s internal control over financial reporting as of March 31, 2024 based on the framework in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of March 31, 2024.

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

Our independent registered public accounting firm, PricewaterhouseCoopers Zhong Tian LLP has audited the effectiveness of our internal control over financial reporting as of March 31, 2024, as stated in their report, which appears on page F‑2 of this annual report.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the period covered by this annual report on Form 20‑F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

•ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Albert Kong Ping Ng, an independent director within the meaning of Section 303A of the NYSE Listed Company Manual and a member of our audit committee, qualifies as “audit committee financial expert” as defined in Item 16A of Form 20‑F.

ITEM 16B. CODE OF ETHICS

Our board of directors has adopted a code of ethics that applies to all of our directors, executive officers and employees. The code of ethics is available on our official website under the investor relations section at www.alibabagroup.com/en-US/investor-relations.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our principal accountant for the respective period including any associated or affiliated organizations or entities. We did not pay any other fees to our auditors during the periods indicated below.

	Year ended
	2023	2024
	(in thousands of RMB)
Audit Fees(1)	109,122	147,521
Audit-related Fees(2)	10,882	8,982
Tax Fees(3)	7,078	2,114
All Other Fees(4)	3,429	6,129
Total	130,511	164,746

(1)
“Audit Fees” represents the aggregate fees billed or to be billed for each of the fiscal years listed for professional services rendered by our auditors for the audit of our annual financial statements, as well as assistance with and review of documents filed with the SEC and other statutory and regulatory filings.
(2)
“Audit‑related Fees” represents the aggregate fees billed in each of the fiscal years listed for the assurance and related services rendered by our auditors that are reasonably related to the performance of the audit or review of our financial statements and not reported under “Audit Fees.”
(3)
“Tax Fees” represents the aggregate fees billed in each of the fiscal years listed for the professional tax services rendered by our auditors.
(4)
“All Other Fees” represents the aggregate fees billed in each of the fiscal years listed for services rendered by our auditors other than services reported under “Audit Fees,” “Audit‑related Fees” and “Tax Fees.”

The policy of our audit committee is to pre‑approve all audit and non‑audit services provided by our principal accountant for the respective period including any associated or affiliated organizations or entities, including audit services, audit‑related services, tax services and other services as described above, other than those for de minimis services that are approved by the audit committee prior to the completion of the audit. Certain service fees for the fiscal year ended March 31, 2023 have been reclassified to conform with the current fiscal year's presentation.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In May 2019, our board of directors authorized a share repurchase program for an amount of up to US$6.0 billion over a period of two years. In December 2020, our board of directors authorized an upsize of our share repurchase program from US$6.0 billion to US$10.0 billion, for a two-year period through the end of 2022. In August 2021, our board of directors authorized an upsize of our share repurchase program from US$10.0 billion to US$15.0 billion. In March 2022, our board of directors authorized an upsize of our share repurchase program from US$15.0 billion to US$25.0 billion, through the end of March 2024. In November 2022, our board of directors authorized a further upsize of our share repurchase program from US$25.0 billion to US$40.0 billion, which is effective through the end of March 2025. In February 2024, our board of directors authorized a further increase of US$25.0 billion to our share repurchase program through the end of March 2027.

During the year ended March 31, 2024, we repurchased approximately 1,249 million of our ordinary shares (equivalent to 156 million of our ADSs) for a total of US$12.5 billion. These purchases were made in both the U.S. and Hong Kong markets under the share repurchase program. As of March 31, 2024, we had 19.5 billion ordinary shares (equivalent to 2.4 billion ADSs) issued and outstanding.

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

The table below summarizes the repurchases we made in the periods indicated.

Month	Total Number of Ordinary Shares Purchased as Part of Share Repurchase Program	Total Price Paid (US$, in millions)	Average Price Paid Per Ordinary Share(1) (US$)	Approximate Dollar Value of Ordinary Shares that May Yet Be Purchased Under Share Repurchase Program(2) (US$, in millions)
April 2023	116,367,488	1,347	11.57	18,053
May 2023	119,361,624	1,250	10.47	16,803
June 2023	48,684,480	525	10.79	16,278
July 2023	40,080,824	460	11.48	15,817
August 2023	40,850,304	465	11.37	15,353
September 2023	67,474,352	742	11.00	14,611
October 2023	84,148,984	880	10.45	13,731
November 2023	97,682,016	980	10.03	12,751
December 2023	110,888,776	1,018	9.18	11,733
January 2024	136,521,752	1,227	8.99	10,506
February 2024	174,923,148	1,616	9.24	33,890
March 2024	212,098,384	1,942	9.16	31,948

(1)
Each ADS represents eight Shares.
(2)
In February 2024, our board of directors authorized an increase of US$25.0 billion to our share repurchase program through the end of March 2027.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On August 8, 2023 and August 9, 2023, our audit committee and board of directors respectively approved the engagement of PricewaterhouseCoopers Zhong Tian LLP, or PwC Zhong Tian, and the dismissal of PricewaterhouseCoopers, or PwC HK, as our independent registered public accounting firm for the fiscal year ended March 31, 2024 for U.S. financial reporting purposes. The engagement of PwC Zhong Tian became effective on August 9, 2023. The decision to change our independent registered public accounting firm was not made due to any disagreements between PwC HK and us.

The audit reports of PwC HK on our consolidated financial statements as of and for each of the fiscal years ended March 31, 2022 and 2023 did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope, or accounting principles.

During each of the fiscal years ended March 31, 2022 and 2023 and the subsequent interim period through August 9, 2023, there were (i) no disagreements (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions thereto) between PwC HK and us on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of PwC HK, would have caused PwC HK to make reference thereto in their reports on the financial statements for such years, and (ii) no “reportable events” (as set forth in Item 16F(a)(1)(v) of Form 20-F).

During each of the fiscal years ended March 31, 2022 and 2023 and the subsequent interim period through August 9, 2023, neither we nor anyone acting on our behalf consulted PwC Zhong Tian regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements (and neither a written report nor oral advice was provided to us by PwC Zhong Tian that PwC Zhong Tian concluded was an important factor considered by us in reaching a decision as to any accounting, auditing or financial reporting issue), or (ii) any matter that was either the subject of a disagreement or a reportable event.

We provided a copy of the foregoing disclosure to PwC HK and requested that PwC HK furnish us with a letter addressed to the SEC stating whether it agrees with the statements made above, and if not, stating the respects in which it does not agree. A copy of the letter from PwC HK is filed as Exhibit 16.1 to this annual report on Form 20-F.

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

Under Rule 19C.11 of the Hong Kong Listing Rules, we are exempt from certain corporate governance requirements of the Hong Kong Stock Exchange, including Appendix C1 to the Hong Kong Listing Rules (Corporate Governance Code) and Appendix D2 to the Hong Kong Listing Rules (Disclosure of Financial Information).

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

Disclosure of Interests under Part XV of SFO

Part XV of the SFO imposes duties of disclosure of interests in Shares. Under the U.S. Exchange Act, which we are subject to, any person (including directors and officers of the company concerned) who acquires beneficial ownership, as determined in accordance with the rules and regulations of the SEC and which includes the power to direct the voting or the disposition of the securities, of more than 5% of a class of equity securities registered under Section 12 of the U.S. Exchange Act must file beneficial owner reports with the SEC, and such person must report any material change in the information provided (including any acquisition or disposition of 1% or more of the class of equity securities concerned), within two business days after the date of a triggering event, unless exceptions apply. Therefore, compliance with Part XV of the SFO would subject our corporate insiders to a second level of reporting, which would be unduly burdensome to them, would result in additional costs and would not be meaningful, since the statutory disclosure of interest obligations under the U.S. Exchange Act that apply to us and our corporate insiders would provide our investors with sufficient information relating to the shareholding interests of our significant shareholders.

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

Corporate Communication

Rule 2.07A of the Hong Kong Listing Rules provides that a listed issuer may (i) send or otherwise make available to the relevant holders of its securities any corporate communication by electronic means, or (ii) make the corporate communication available on its website and the Hong Kong Stock Exchange’s website.

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

Monthly Return

Rule 13.25B of the Hong Kong Listing Rules requires a listed issuer to publish a monthly return in relation to movements in its equity securities, debt securities and any other securitized instruments, as applicable, during the period to which the monthly return relates. Pursuant to the Joint Policy Statement Regarding the Listing of Overseas Companies, or Joint Policy Statement, we sought a waiver from Rule 13.25B subject to satisfying the waiver condition that the SFC has granted a partial exemption from strict compliance with Part XV of the SFO (other than Divisions 5, 11 and 12 of Part XV of the SFO) in respect of disclosure of shareholders’ interests. As we have obtained a partial exemption from the SFC, the Hong Kong Stock Exchange granted a waiver from strict compliance with Rule 13.25B of the Hong Kong Listing Rules. We disclose information about share repurchases, if any, in our quarterly announcements, quarterly earnings releases and annual reports on Form 20-F which are furnished or filed with the SEC in accordance with applicable U.S. rules and regulations.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

Our board of directors has established insider trading policies and procedures to provide guidance on the purchases, sales, and other dispositions of our securities by our directors, officers, employees and other relevant persons, with the goal of promoting compliance with applicable insider trading laws, rules and regulations, and the listing standards of the NYSE and the Hong Kong Stock Exchange.

The Guidelines on Trading in Alibaba Group Securities are filed as Exhibit 11.2 to this annual report on Form 20-F.

ITEM 16K. CYBERSECURITY

Cybersecurity risk management is an important part of our overall risk management efforts. We, including our six major business groups and various other businesses, maintain a comprehensive process for identifying, assessing and managing material risks from cybersecurity threats. In addition to the cybersecurity risk management framework designed by our holding company and implemented across our businesses, certain of our major business groups have also formulated more detailed cybersecurity risk management measures tailored to their operations.

The Compliance and Risk Committee of our board of directors is responsible for overseeing our overall compliance and risk management framework, including cybersecurity risk management. Our risk management committee, consisting of senior management team members across legal, finance, security, technology and other departments, oversees the implementation and operation of our compliance and risk management policies and procedures and review risk assessment reports. Among the risk management committee members, the head of security department has over 10 years of experience in the fields of data security and cybersecurity. Our risk management committee reports to the Compliance and Risk Committee on material regulatory developments, risk management measures and risk incidents, including those related to cybersecurity. In case a significant cybersecurity incident occurs, our risk management committee will review the information and issues involved, oversee the remedial procedures to be taken and report to the Compliance and Risk Committee as appropriate.

Led by our head of security department, our teams of dedicated cybersecurity, data security and technology professionals with extensive industry knowledge are responsible for detecting, tracking and remediating cybersecurity incidents, as well as assessing and mitigating cybersecurity threats, and reporting to the risk management committee as appropriate. As part of our cybersecurity risk management process, we regularly conduct application security assessments and vulnerability testings to prevent potential attacks and maintain a variety of incident response plans. In addition, we monitor industry trends on cybersecurity risks and may also obtain input on our system and network security from external intelligence teams and experts. We require all our employees to undertake data security training and compliance program annually and employees involved in app development and in the security department to take more specialized courses and obtain certification before product release. We operate mostly on our proprietary information systems, and in the few circumstances where we engage third-party service providers, we work closely with them to ensure their compliance with our cybersecurity standards.

We are not faced with any risks from cybersecurity threat that have materially affected or are reasonably likely to materially affect us, including our business, results of operations, or financial condition. However, despite the cybersecurity risk management procedures and measures that we have implemented, we still face risks of security breaches and attacks against our systems and network which may adversely affect our operation and result in data loss and leakage. For more information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry— Security breaches and attacks against our systems and network, and any potentially resulting breach or failure to otherwise protect personal, confidential and proprietary information, could damage our reputation and negatively impact our business, as well as materially and adversely affect our financial condition and results of operations.”

PART III

ITEM 17. FINANCIAL STATEMENTS

We have provided financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The following financial statements are filed as part of this annual report, together with the report of the independent auditor:

•
Report of Independent Registered Public Accounting Firm for the year ended March 31, 2024

•
Report of Independent Registered Public Accounting Firm for the years ended March 31, 2022 and 2023
•
Consolidated Income Statements for the years ended March 31, 2022, 2023 and 2024
•
Consolidated Statements of Comprehensive Income for the years ended March 31, 2022, 2023 and 2024
•
Consolidated Balance Sheets as of March 31, 2023 and 2024
•
Consolidated Statements of Changes in Shareholders’ Equity for the years ended March 31, 2022, 2023 and 2024
•
Consolidated Statements of Cash Flows for the years ended March 31, 2022, 2023 and 2024
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

2.3(3)	Form of American Depositary Receipt evidencing American Depositary Shares (included in Exhibit 2.2)
2.4(6)	Indenture, dated as of November 28, 2014, between the Registrant and Bank of New York Mellon as Trustee
2.5(6)	Fifth Supplemental Indenture, dated as of November 28, 2014, between the Registrant and Bank of New York Mellon as Trustee
2.6(6)	Sixth Supplemental Indenture, dated as of November 28, 2014, between the Registrant and Bank of New York Mellon as Trustee
2.7(6)	Form of 3.600% Senior Notes Due 2024 (included in Exhibit 2.5)
2.8(6)	Form of 4.500% Senior Notes Due 2034 (included in Exhibit 2.6)
2.9(7)	Indenture, dated as of December 6, 2017, between the Registrant and Bank of New York Mellon as Trustee
2.10(7)	Second Supplemental Indenture, dated as of December 6, 2017, between the Registrant and Bank of New York Mellon as Trustee
2.11(7)	Third Supplemental Indenture, dated as of December 6, 2017, between the Registrant and Bank of New York Mellon as Trustee
2.12(7)	Fourth Supplemental Indenture, dated as of December 6, 2017, between the Registrant and Bank of New York Mellon as Trustee
2.13(7)	Fifth Supplemental Indenture, dated as of December 6, 2017, between the Registrant and Bank of New York Mellon as Trustee
2.14(7)	Form of 3.400% Senior Notes Due 2027 (included in Exhibit 2.10)
2.15(7)	Form of 4.000% Senior Notes Due 2037 (included in Exhibit 2.11)
2.16(7)	Form of 4.200% Senior Notes Due 2047 (included in Exhibit 2.12)
2.17(7)	Form of 4.400% Senior Notes Due 2057 (included in Exhibit 2.13)
2.18	Description of Securities Registered under Section 12 of the U.S. Exchange Act
2.19(8)	Sixth Supplemental Indenture, dated as of February 9, 2021, between the Registrant and Bank of New York Mellon as Trustee
2.20(8)	Seventh Supplemental Indenture, dated as of February 9, 2021, between the Registrant and Bank of New York Mellon as Trustee
2.21(8)	Eighth Supplemental Indenture, dated as of February 9, 2021, between the Registrant and Bank of New York Mellon as Trustee

Exhibit Number	Description of Document
2.22(8)	Ninth Supplemental Indenture, dated as of February 9, 2021, between the Registrant and Bank of New York Mellon as Trustee
2.23(8)	Form of 2.125% Senior Notes Due 2031 (included in Exhibit 2.19)
2.24(8)	Form of 2.700% Senior Notes Due 2041 (included in Exhibit 2.20)
2.25(8)	Form of 3.150% Senior Notes Due 2051 (included in Exhibit 2.21)
2.26(8)	Form of 3.250% Senior Notes Due 2061 (included in Exhibit 2.22)
4.1	Form of Indemnification Agreement between the Registrant and its directors and executive officers
4.2(4)	Form of Employment Agreement between the Registrant and its executive officers
4.3(4)	Form of Share Retention Agreement between the Registrant and certain members of management
4.4(5)	Second Amended and Restated 2014 Post‑IPO Equity Incentive Plan
4.5	Schedules of Material Differences of Contractual Arrangements of Representative Variable Interest Entities of the Registrant
4.6(7)	English translation of Loan Agreement, between Hangzhou Zhenxi Investment Management Co., Ltd. and Zhejiang Tmall Technology Co., Ltd., dated January 10, 2018
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

4.18(10)	Cross License Agreement by and between the Registrant and Ant Small and Micro Financial Services Group Co., Ltd. (currently known as Ant Group), dated September 23, 2019
4.19(12)†	Third Amendment and Restatement Agreement, dated May 16, 2023, in respect of a US$4,000,000,000 Facility Agreement dated March 9, 2016
4.20(12)†	Second Amendment and Restatement Agreement, dated May 16, 2023, in respect of a US$6,500,000,000 Facility Agreement dated April 7, 2017
4.21†

Second Amendment and Restatement Agreement, dated January 4, 2024, in respect of a HK$7,653,750,000 Facility Agreement, dated May 17, 2019, between Alibaba Group Services Limited, as Guarantor, and the other parties named therein

8.1	List of Subsidiaries and Consolidated Entities of the Registrant
11.1(5)	Code of Ethics of the Registrant
11.2	Insider Trading Policy
12.1	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes‑Oxley Act of 2002
12.2	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes‑Oxley Act of 2002
13.1(13)	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes‑Oxley Act of 2002
13.2(13)	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes‑Oxley Act of 2002
15.1	Consent of PricewaterhouseCoopers Zhong Tian LLP — Independent Registered Public Accounting Firm
15.2	Consent of PricewaterhouseCoopers — Independent Registered Public Accounting Firm
15.3	Consent of Fangda Partners
15.4	Consent of Maples and Calder (Hong Kong) LLP
16.1(13)	Letter from PricewaterhouseCoopers to the Securities and Exchange Commission
97.1	Incentive Compensation Clawback Policy
101.INS	Inline XBRL Instance Document-the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents
104	Cover Page formatted as Inline XBRL and contained in Exhibit 101

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
(12)
Previously filed with our Annual Report on Form 20-F for the Fiscal Year Ended on March 31, 2023 (File No. 001-36614), filed on July 21, 2023 and incorporated herein by reference.
(13)
Furnished with this annual report on Form 20‑F.

† Portions of this exhibit have been omitted in accordance with Form 20-F's Instructions as to Exhibits.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20‑F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Alibaba Group Holding Limited

By:	/s/ Eddie Yongming WU
	Name:	Eddie Yongming WU
	Title:	Chief Executive Officer

Date: May 23, 2024

ALIBABA GROUP HOLDING LIMITED

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Alibaba Group Holding Limited

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheet of Alibaba Group Holding Limited and its subsidiaries (the “Company”) as of March 31, 2024, and the related consolidated income statement, consolidated statements of comprehensive income, changes in shareholders’ equity and cash flows for the year ended March 31, 2024, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of March 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2024, and the results of its operations and its cash flows for the year ended March 31, 2024 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under the section of “Controls and Procedures” in the Company’s annual report. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audit of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

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

Impairment assessment on goodwill relating to a reporting unit under Digital Media and Entertainment Group

As described in Note 2(y) and Note 17 to the consolidated financial statements, as a result of the annual impairment test, the Company recognized a goodwill impairment charge of RMB8,490 million relating to a reporting unit under Digital Media and Entertainment Group during the year ended March 31, 2024. The fair value of the reporting unit was determined based on the discounted cash flow analysis using the assumptions including the future growth rates and the weighted average cost of capital.

The principal considerations for our determination that performing procedures relating to the impairment assessment on goodwill relating to a reporting unit under Digital Media and Entertainment Group is a critical audit matter are the significant judgment made and estimation used by management when determining the fair value of the reporting unit, which in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating audit evidence relating to the future growth rates and the weighted average cost of capital. In addition, the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s impairment assessment on goodwill relating to a reporting unit under Digital Media and Entertainment Group, including controls relating to fair value determination of the reporting unit. These procedures also included, among others, testing management’s process for determining the fair value of the reporting unit, which included (i) evaluating the appropriateness of the valuation method; (ii) testing the completeness, mathematical accuracy and relevance of the key underlying data used in the valuation; and (iii) evaluating the reasonableness of the significant assumptions related to the future growth rates and the weighted average cost of capital used in the valuation by considering (i) the past performance of the reporting unit; (ii) the weighted average cost of capital of comparable businesses; and (iii) the consistency with external market, economic and industry data. Professionals with specialized skill and knowledge were used to assist in evaluating the appropriateness of the valuation method, and the reasonableness of the future growth rate for terminal value and the weighted average cost of capital used in the valuation.

Fair value determination related to investments in privately held companies accounted for using the measurement alternative

As described in Note 2(t), Note 11 and Note 12 to the consolidated financial statements, the Company’s investments in privately held companies accounted for using the measurement alternative were RMB89,660 million as of March 31, 2024. Management recorded these investments at cost, less impairment, with subsequent adjustments for observable price changes resulting from orderly transactions for identical or similar investments of the same issuer. Management recorded fair value adjustments to a portion of these investments with observable price changes during the year ended March 31, 2024. The fair value of these investments was determined based on valuation methods using the observable transaction price at the transaction date and considering the rights and obligations of the securities and other unobservable inputs including volatility.

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

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to fair value determination of the investments in privately held companies with observable price changes, including controls over management’s assessment of whether the observable transaction is orderly and whether the investment involved is identical or similar to the Company’s investment of the same issuer and controls over the determination of the fair value adjustments. These procedures also included, among others, testing management’s process for determining the fair value of these investments, which included (i) evaluating whether the observable transaction is orderly and whether the investment involved is identical or similar to the Company’s investment of the same issuer, (ii) testing the completeness, mathematical accuracy and relevance of key underlying data used in the valuation, and (iii) evaluating the rights and obligations of the securities and other unobservable inputs including volatility used in the valuation. The rights and obligations of the securities were evaluated by reading the investment agreements. The volatility was evaluated by considering the external market and industry data of comparable businesses. Professionals with specialized skill and knowledge were used to assist in evaluating the rights and obligations of the securities, and the reasonableness of the volatility used in the valuation.

/s/ PricewaterhouseCoopers Zhong Tian LLP

Shanghai, the People’s Republic of China

May 23, 2024

We have served as the Company’s auditor since 2023.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Alibaba Group Holding Limited

Opinion on the Financial Statements

We have audited the consolidated balance sheet of Alibaba Group Holding Limited and its subsidiaries (the “Company”) as of March 31, 2023, and the related consolidated income statements, consolidated statements of comprehensive income, changes in shareholders’ equity and cash flows for each of the two years in the period ended March 31, 2023, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2023, and the results of its operations and its cash flows for each of the two years in the period ended March 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers

Hong Kong

July 21, 2023, except for Note 27 and the change in the presentation of segment information as discussed in Note 5 and Note 26 to the consolidated financial statements, as to which the date is May 23, 2024

We served as the Company’s auditor from 1999 to 2023.

ALIBABA GROUP HOLDING LIMITED

CONSOLIDATED INCOME STATEMENTS

		Year ended March 31,
		2022	2023	2024
		RMB	RMB	RMB	US$
					(Note 2(a))
		(in millions, except per share data)
	Notes
Revenue	5, 22	853,062	868,687	941,168	130,350
Cost of revenue	22	(539,450)	(549,695)	(586,323)	(81,205)
Product development expenses	22	(55,465)	(56,744)	(52,256)	(7,237)
Sales and marketing expenses	22	(119,799)	(103,496)	(115,141)	(15,947)
General and administrative expenses	22	(31,922)	(42,183)	(41,985)	(5,815)
Amortization and impairment of intangible assets		(11,647)	(13,504)	(21,592)	(2,990)
Impairment of goodwill	17	(25,141)	(2,714)	(10,521)	(1,457)
Income from operations		69,638	100,351	113,350	15,699
Interest and investment income, net		(15,702)	(11,071)	(9,964)	(1,380)
Interest expense		(4,909)	(5,918)	(7,947)	(1,101)
Other income, net	22	10,523	5,823	6,157	853
Income before income tax and share of results of equity method investees		59,550	89,185	101,596	14,071
Income tax expenses	7	(26,815)	(15,549)	(22,529)	(3,120)
Share of results of equity method investees		14,344	(8,063)	(7,735)	(1,072)
Net income		47,079	65,573	71,332	9,879
Net loss attributable to noncontrolling interests		15,170	7,210	8,677	1,202
Net income attributable to Alibaba Group Holding Limited		62,249	72,783	80,009	11,081
Accretion of mezzanine equity		(290)	(274)	(268)	(37)
Net income attributable to ordinary shareholders		61,959	72,509	79,741	11,044
Earnings per share attributable to ordinary shareholders	9
Basic		2.87	3.46	3.95	0.55
Diluted		2.84	3.43	3.91	0.54
Earnings per ADS attributable to ordinary shareholders (one ADS equals eight ordinary shares)	9
Basic		22.99	27.65	31.61	4.38
Diluted		22.74	27.46	31.24	4.33
Weighted average number of shares used in computing earnings per share (million shares)	9
Basic		21,558	20,980	20,182
Diluted		21,787	21,114	20,359

The accompanying notes form an integral part of these consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year ended March 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
				(Note 2(a))
	(in millions)
Net income	47,079	65,573	71,332	9,879
Other comprehensive (loss) income:
- Foreign currency translation:
Change in unrealized (losses) gains, net of tax	(15,470)	22,332	13,502	1,870
- Share of other comprehensive income of equity method investees:
Change in unrealized (losses) gains	(784)	1,493	980	136
- Interest rate swaps under hedge accounting and others:
Change in unrealized gains (losses)	157	10	(97)	(13)
Other comprehensive (loss) income	(16,097)	23,835	14,385	1,993
Total comprehensive income	30,982	89,408	85,717	11,872
Total comprehensive loss attributable to noncontrolling interests	17,361	6,480	8,364	1,158
Total comprehensive income attributable to ordinary shareholders	48,343	95,888	94,081	13,030

The accompanying notes form an integral part of these consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED

CONSOLIDATED BALANCE SHEETS

		As of March 31,
		2023	2024
		RMB	RMB	US$
				(Note 2(a))
		(in millions)
	Notes
Assets
Current assets:
Cash and cash equivalents	2(p)	193,086	248,125	34,365
Short-term investments	2(q)	326,492	262,955	36,419
Restricted cash and escrow receivables	10	36,424	38,299	5,304
Equity securities and other investments	11	4,892	59,949	8,303
Prepayments, receivables and other assets	13	137,072	143,536	19,879
Total current assets		697,966	752,864	104,270
Equity securities and other investments	11	245,737	220,942	30,600
Prepayments, receivables and other assets	13	110,926	116,102	16,080
Investments in equity method investees	14	207,380	203,131	28,133
Property and equipment, net	15	176,031	185,161	25,645
Intangible assets, net	16	46,913	26,950	3,733
Goodwill	17	268,091	259,679	35,965
Total assets		1,753,044	1,764,829	244,426

Liabilities, mezzanine equity and shareholders’ equity
Current liabilities:
Current bank borrowings	20	7,466	12,749	1,766
Current unsecured senior notes	21	4,800	16,252	2,251
Income tax payable		12,543	9,068	1,256
Accrued expenses, accounts payable and other liabilities	19	275,950	297,883	41,256
Merchant deposits	2(ac)	13,297	12,737	1,764
Deferred revenue and customer advances	18	71,295	72,818	10,085
Total current liabilities		385,351	421,507	58,378
Deferred revenue	18	3,560	4,069	564
Deferred tax liabilities	7	61,745	53,012	7,342
Non-current bank borrowings	20	52,023	55,686	7,712
Non-current unsecured senior notes	21	97,065	86,089	11,923
Other liabilities	19	30,379	31,867	4,414
Total liabilities		630,123	652,230	90,333

The accompanying notes form an integral part of these consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED

CONSOLIDATED BALANCE SHEETS (CONTINUED)

		As of March 31,
		2023	2024
		RMB	RMB	US$
				(Note 2(a))
		(in millions)
	Notes
Commitments and contingencies	24, 25
Mezzanine equity		9,858	10,728	1,486
Shareholders’ equity:
Ordinary shares, US$0.000003125 par value; 32,000,000,000 shares authorized as of March 31, 2023 and 2024; 20,526,017,712 and 19,469,126,956 shares issued and outstanding as of March 31, 2023 and 2024 respectively		1	1	—
Additional paid-in capital		416,880	397,999	55,122
Treasury shares, at cost	2(af)	(28,763)	(27,684)	(3,834)
Subscription receivables		(49)	—	—
Statutory reserves	2(ag)	12,977	14,733	2,040
Accumulated other comprehensive (loss) income
Cumulative translation adjustments		(10,476)	3,635	503
Unrealized gains (losses) on interest rate swaps and others		59	(37)	(5)
Retained earnings		599,028	597,897	82,809
Total shareholders’ equity		989,657	986,544	136,635
Noncontrolling interests		123,406	115,327	15,972
Total equity		1,113,063	1,101,871	152,607
Total liabilities, mezzanine equity and equity		1,753,044	1,764,829	244,426

The accompanying notes form an integral part of these consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

							Accumulated other
							comprehensive income (loss)
								Unrealized
								gains (losses) on
			Additional				Cumulative	interest		Total
	Ordinary shares		paid-in	Treasury	Subscription	Statutory	translation	rate swaps	Retained	shareholders’	Noncontrolling	Total
	Share	Amount	capital	shares	receivables	reserves	adjustments	and others	earnings	equity	interests	equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(in millions, except per share data)
Balance as of April 1, 2021	21,699,031,448	1	394,308	—	(47)	7,347	(18,930)	(133)	554,924	937,470	137,491	1,074,961
Foreign currency translation adjustment	—	—	—	—	1	—	(13,470)	3	—	(13,466)	(2,003)	(15,469)
Share of additional paid-in capital and other comprehensive income of equity method investees	—	—	(445)	—	—	—	(784)	—	—	(1,229)	2	(1,227)
Change in fair value of interest rate swaps under hedge accounting and others	—	—	—	—	—	—	—	157	—	157	—	157
Net income for the year	—	—	—	—	—	—	—	—	62,249	62,249	(15,358)	46,891
Acquisition of subsidiaries	—	—	—	—	—	—	—	—	—	—	59	59
Issuance of shares, including vesting of RSUs and early exercised options and exercise of share options	177,096,968	—	109	—	—	—	—	—	—	109	—	109
Repurchase and retirement of ordinary shares	(518,805,304)	—	(8,567)	(2,221)	—	—	—	—	(51,124)	(61,912)	—	(61,912)
Transactions with noncontrolling interests	—	—	6,057	—	—	—	—	—	—	6,057	(38)	6,019
Amortization of compensation cost	—	—	19,334	—	—	—	—	—	—	19,334	4,670	24,004
Appropriation to statutory reserves	—	—	—	—	—	2,492	—	—	(2,492)	—	—	—
Others	—	—	(290)	—	—	—	—	—	—	(290)	(764)	(1,054)
Balance as of March 31, 2022	21,357,323,112	1	410,506	(2,221)	(46)	9,839	(33,184)	27	563,557	948,479	124,059	1,072,538

The accompanying notes form an integral part of these consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (CONTINUED)

							Accumulated other
							comprehensive income (loss)
								Unrealized
								gains (losses) on
			Additional				Cumulative	interest		Total
	Ordinary shares		paid-in	Treasury	Subscription	Statutory	translation	rate swaps	Retained	shareholders’	Noncontrolling	Total
	Share	Amount	capital	shares	receivables	reserves	adjustments	and others	earnings	equity	interests	equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(in millions, except per share data)
Balance as of April 1, 2022	21,357,323,112	1	410,506	(2,221)	(46)	9,839	(33,184)	27	563,557	948,479	124,059	1,072,538
Foreign currency translation adjustment	—	—	—	—	(3)	—	21,236	1	—	21,234	1,095	22,329
Share of additional paid-in capital and other comprehensive income of equity method investees	—	—	(1,031)	—	—	—	1,472	21	—	462	(4)	458
Change in fair value of interest rate swaps under hedge accounting and others	—	—	—	—	—	—	—	10	—	10	—	10
Net income for the year	—	—	—	—	—	—	—	—	72,783	72,783	(7,575)	65,208
Acquisition of subsidiaries	—	—	—	—	—	—	—	—	—	—	38	38
Issuance of shares, including vesting of RSUs and early exercised options and exercise of share options	201,547,520	—	11	—	—	—	—	—	—	11	—	11
Repurchase and retirement of ordinary shares	(1,039,252,920)	—	(13,990)	(26,542)	—	—	—	—	(34,174)	(74,706)	—	(74,706)
Transactions with noncontrolling interests	—	—	(3,987)	—	—	—	—	—	—	(3,987)	1,673	(2,314)
Amortization of compensation cost	—	—	25,134	—	—	—	—	—	—	25,134	5,462	30,596
Equity-settled donation	6,400,000	—	511	—	—	—	—	—	—	511	—	511
Appropriation to statutory reserves	—	—	—	—	—	3,138	—	—	(3,138)	—	—	—
Others	—	—	(274)	—	—	—	—	—	—	(274)	(1,342)	(1,616)
Balance as of March 31, 2023	20,526,017,712	1	416,880	(28,763)	(49)	12,977	(10,476)	59	599,028	989,657	123,406	1,113,063

The accompanying notes form an integral part of these consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (CONTINUED)

							Accumulated other
							comprehensive income (loss)
								Unrealized
								gains (losses) on
			Additional				Cumulative	interest		Total
	Ordinary shares		paid-in	Treasury	Subscription	Statutory	translation	rate swaps	Retained	shareholders’	Noncontrolling	Total
	Share	Amount	capital	shares	receivables	reserves	adjustments	and others	earnings	equity	interests	equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(in millions, except per share data)
Balance as of April 1, 2023	20,526,017,712	1	416,880	(28,763)	(49)	12,977	(10,476)	59	599,028	989,657	123,406	1,113,063
Foreign currency translation adjustment, net of tax	—	—	—	—	(3)	—	13,006	2	—	13,005	494	13,499
Share of additional paid-in capital and other comprehensive income of equity method investees	—	—	(298)	—	—	—	981	(1)	—	682	—	682
Change in fair value of interest rate swaps under hedge accounting and others	—	—	—	—	—	—	—	(97)	—	(97)	—	(97)
Net income for the year	—	—	—	—	—	—	—	—	80,009	80,009	(8,858)	71,151
Acquisition of subsidiaries	—	—	—	—	—	—	—	—	—	—	98	98
Deconsolidation of subsidiaries	—	—	—	—	—	—	124	—	—	124	24	148
Issuance of shares, including vesting of RSUs and early exercised options and exercise of share options	192,305,904	—	842	—	—	—	—	—	—	842	—	842
Repurchase and retirement of ordinary shares	(1,249,196,660)	—	(29,313)	1,079	—	—	—	—	(60,842)	(89,076)	—	(89,076)
Transactions with noncontrolling interests	—	—	(1,375)	—	—	—	—	—	—	(1,375)	(5,349)	(6,724)
Amortization of compensation cost	—	—	11,531	—	—	—	—	—	—	11,531	5,862	17,393
Declaration of dividends	—	—	—	—	—	—	—	—	(18,542)	(18,542)	—	(18,542)
Appropriation to statutory reserves	—	—	—	—	—	1,756	—	—	(1,756)	—	—	—
Others	—	—	(268)	—	52	—	—	—	—	(216)	(350)	(566)
Balance as of March 31, 2024	19,469,126,956	1	397,999	(27,684)	—	14,733	3,635	(37)	597,897	986,544	115,327	1,101,871

The accompanying notes form an integral part of these consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended March 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
				(Note 2(a))
	(in millions)
Cash flows from operating activities:
Net income	47,079	65,573	71,332	9,879
Adjustments to reconcile net income to net cash provided by operating activities:
Revaluation loss on previously held equity interest	2	—	—	—
Loss on disposals of equity method investees	32	72	10	1
Loss related to equity securities and other investments	20,479	14,911	23,480	3,252
Change in fair value of other assets and liabilities	1,478	(1,522)	(708)	(98)
Gain on disposals of subsidiaries	(1,163)	(14)	(1,550)	(215)
Depreciation and impairment of property and equipment, and operating lease cost relating to land use rights	27,808	27,799	26,640	3,690
Amortization of intangible assets and licensed copyrights	20,257	19,139	17,864	2,474
Share-based compensation expense	23,971	30,831	18,546	2,569
Equity-settled donation expense	—	511	—	—
Impairment of equity securities and other investments	8,922	13,327	12,244	1,696
Impairment of goodwill, intangible assets and licensed copyrights	25,886	6,658	22,610	3,131
Loss (Gain) on disposals of property and equipment	132	(163)	(107)	(15)
Share of results of equity method investees	(14,344)	8,063	7,735	1,072
Deferred income taxes	(1,369)	(1,717)	(5,263)	(729)
Allowance for doubtful accounts	1,739	2,802	3,509	485
Changes in assets and liabilities, net of effects of acquisitions and disposals:
Prepayments, receivables and other assets, and long-term licensed copyrights	(32,496)	8,605	(37,621)	(5,209)
Income tax payable	(3,526)	(9,214)	(4,764)	(660)
Accrued expenses, accounts payable and other liabilities	13,327	11,159	27,126	3,757
Merchant deposits	(270)	(1,450)	(560)	(78)
Deferred revenue and customer advances	4,815	4,382	2,070	287
Net cash provided by operating activities	142,759	199,752	182,593	25,289
Cash flows from investing activities:
(Increase) Decrease in short-term investments, net	(106,984)	(61,086)	71,426	9,892
Increase in other treasury investments, net	—	(40,794)	(64,392)	(8,918)
Settlement of forward exchange contracts, net	(448)	1,282	658	91
Acquisitions of equity securities and other investments, and other assets	(39,378)	(17,818)	(15,240)	(2,111)
Disposals of equity securities and other investments, and other assets	14,543	21,738	21,966	3,042
Acquisitions of equity method investees	(9,383)	(4,552)	(3,525)	(488)
Disposals of and distributions from equity method investees	936	1,001	1,265	175
Acquisitions of:
Land use rights, property and equipment	(53,309)	(34,330)	(32,087)	(4,444)
Intangible assets	(15)	(22)	(842)	(116)
Disposals of property and equipment	—	644	373	52
Cash paid for business combinations, net of cash acquired	(4,087)	(1,204)	(2,204)	(305)
Deconsolidation and disposal of subsidiaries, net of cash proceeds	(11)	(5)	699	97
Loans to employees, net of repayments	(456)	(360)	79	10
Net cash used in investing activities	(198,592)	(135,506)	(21,824)	(3,023)

The accompanying notes form an integral part of these consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

	Year ended March 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
				(Note 2(a))
	(in millions)
Cash flows from financing activities:
Issuance of ordinary shares	109	11	843	117
Repurchase of ordinary shares	(61,225)	(74,746)	(88,745)	(12,291)
Dividend distribution	—	—	(17,946)	(2,485)
Acquisition of additional equity interests in non-wholly owned subsidiaries	(7,406)	(2,511)	(5,821)	(806)
Dividends paid by non-wholly owned subsidiaries to noncontrolling interests	(881)	(489)	(546)	(76)
Contingent consideration payments made after a business combination	—	(144)	(71)	(10)
Capital injection from noncontrolling interests	12,240	918	1,577	218
Proceeds from bank borrowings and other borrowings, net of upfront fee payment for a syndicated loan	9,427	22,790	20,570	2,848
Repayment of bank borrowings	(7,128)	(11,448)	(13,092)	(1,813)
Repayment of unsecured senior notes	(9,585)	—	(5,013)	(694)
Net cash used in financing activities	(64,449)	(65,619)	(108,244)	(14,992)
Effect of exchange rate changes on cash and cash equivalents, restricted cash and escrow receivables	(8,834)	3,530	4,389	608
(Decrease) Increase in cash and cash equivalents, restricted cash and escrow receivables	(129,116)	2,157	56,914	7,882
Cash and cash equivalents, restricted cash and escrow receivables at beginning of year	356,469	227,353	229,510	31,787
Cash and cash equivalents, restricted cash and escrow receivables at end of year	227,353	229,510	286,424	39,669

The accompanying notes form an integral part of these consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

Supplemental disclosures of cash flow information:

Payment of income tax

Income tax paid was RMB31,733 million, RMB26,476 million and RMB32,486 million for the years ended March 31, 2022, 2023 and 2024, respectively.

Payment of interest

Interest paid was RMB4,886 million, RMB5,637 million and RMB7,832 million for the years ended March 31, 2022, 2023 and 2024, respectively.

Business combinations

	Year ended March 31,
	2022	2023	2024
	RMB	RMB	RMB
	(in millions)
Cash paid for business combinations	(5,282)	(1,254)	(2,325)
Cash acquired in business combinations	1,195	50	121
	(4,087)	(1,204)	(2,204)

The accompanying notes form an integral part of these consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2022, 2023 AND 2024

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

The Company has six major business groups and various other businesses. The six major business groups are Taobao and Tmall Group, Cloud Intelligence Group, Alibaba International Digital Commerce Group, Cainiao Smart Logistics Network Limited, Local Services Group, and Digital Media and Entertainment Group. An ecosystem has developed around the Company’s platforms and businesses that consists of consumers, merchants, brands, retailers, third-party service providers, strategic alliance partners and other businesses.

Taobao and Tmall Group is comprised of (i) China commerce retail business and (ii) China commerce wholesale business. China commerce retail business mainly consists of Taobao and Tmall, the Company’s digital retail business in China, Xianyu, a consumer-to-consumer community and marketplace in China for second-hand goods, as well as direct sales businesses, including Tmall Supermarket and Tmall Global. China commerce wholesale business mainly includes 1688.com, an integrated domestic wholesale marketplace in China.

Cloud Intelligence Group offers a comprehensive suite of cloud services, based on a three-tier architecture of infrastructure-as-a-service (IaaS), platform-as-a-service (PaaS) and model-as-a-service (MaaS) to customers worldwide.

Alibaba International Digital Commerce Group is comprised of (i) International commerce retail business and (ii) International commerce wholesale business. International commerce retail business mainly includes AliExpress, a global e-commerce platform, Trendyol, an e-commerce platform in Türkiye, Lazada, an e-commerce platform in Southeast Asia, Daraz, an e-commerce platform across South Asia with key markets in Pakistan and Bangladesh, and Miravia, an e-commerce platform in Spain. International commerce wholesale business mainly includes Alibaba.com, an integrated international online wholesale marketplace.

Cainiao Smart Logistics Network Limited (“Cainiao”) has established a smart logistics network, with end-to-end logistics capabilities, on a global scale. Cainiao controls the key nodes of the logistics network to ensure service quality, efficiency and reliability, while leveraging trusted partners' capabilities to drive scalability and capital efficiency. Cainiao provides a wide array of innovative logistics solutions in China and around the world.

Local Services Group is comprised of (i) “To-Home” business which include Ele.me, a local services and on-demand delivery platform in China and (ii) “To-Destination” businesses which mainly include Amap, the provider of mobile digital map, navigation and real-time traffic information in China.

Digital Media and Entertainment Group is comprised of (i) Youku, an online long-form video platform in China which produces and distributes high-quality video content and (ii) Alibaba Pictures, which provides content production, promotion and distribution, performance and event ticketing management, IP-related licensing and operations, cinema ticketing management, and data services for the entertainment industry.

All other businesses include Sun Art, Freshippo, Alibaba Health, Lingxi Games, Intime, Intelligent Information Platform, Fliggy, DingTalk and other businesses.

The Company’s American depositary shares (“ADSs”) have been listed on the New York Stock Exchange (“NYSE”) under the symbol of “BABA” and the Company’s ordinary shares have been listed on the Hong Kong Stock Exchange (“HKSE”) under the codes “9988 (HKD Counter)” and “89988 (RMB Counter).”

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2022, 2023 AND 2024

2.
Summary of significant accounting policies
(a)
Basis of presentation

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Translations of balances in the consolidated balance sheet, consolidated income statement, consolidated statement of comprehensive income and consolidated statement of cash flows from RMB into the US$ as of and for the year ended March 31, 2024 are solely for the convenience of the readers and are calculated at the rate of US$1.00=RMB7.2203, representing the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on March 29, 2024. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at this rate, or at any other rate.

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

Due to legal restrictions on foreign ownership and investment in, among other areas, value-added telecommunications services, which include the operations of Internet content providers, the Company operates its Internet businesses and other businesses in which foreign investment is restricted or prohibited in the PRC through various contractual arrangements with VIEs that are incorporated and owned by PRC citizens or by PRC entities owned and/or controlled by PRC citizens. Specifically, these representative PRC domestic companies are Zhejiang Taobao Network Co., Ltd., Zhejiang Tmall Network Co., Ltd., Hangzhou Ali Venture Capital Co., Ltd., Shanghai Rajax Information Technology Co., Ltd., Alibaba Cloud Computing Ltd. and Alibaba Culture Entertainment Co., Ltd. The registered capital of these PRC domestic companies was funded by the Company through loans extended to the equity holders of these PRC domestic companies.

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
FOR THE YEARS ENDED MARCH 31, 2022, 2023 AND 2024

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

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2022, 2023 AND 2024

2.
Summary of significant accounting policies (Continued)
(c)
Consolidation (Continued)

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

The following financial information of the consolidated VIEs and their subsidiaries was recorded in the accompanying consolidated financial statements:

	As of March 31,
	2023	2024
	RMB	RMB
	(in millions)
Cash and cash equivalents and short-term investments	24,057	25,825
Investments in equity method investees and equity securities and other investments	40,597	35,228
Accounts receivable and contract assets, net of allowance	19,023	16,884
Amounts due from non-VIE subsidiaries of the Company	26,863	36,405
Property and equipment, net and intangible assets, net	9,779	11,927
Others	25,207	33,276
Total assets	145,526	159,545

Amounts due to non-VIE subsidiaries of the Company	90,314	99,404
Accrued expenses, accounts payable and other liabilities	39,612	45,634
Deferred revenue and customer advances	14,051	15,586
Total liabilities	143,977	160,624

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2022, 2023 AND 2024

2.
Summary of significant accounting policies (Continued)
(c)
Consolidation (Continued)

	Year ended March 31,
	2022	2023	2024
	RMB	RMB	RMB
	(in millions)
Revenue (i)	111,498	112,270	117,686
Net income (loss)	5,944	2,442	(3,193)
Net cash provided by operating activities	19,932	4,378	12,053
Net cash used in investing activities	(16,710)	(2,044)	(11,772)
Net cash (used in) provided by financing activities	(9,904)	1,386	5,626

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

In a business combination achieved in stages, the Company remeasures the previously held equity interest in the acquiree immediately before obtaining control at its acquisition date fair value and the remeasurement gain or loss, if any, is recognized in the consolidated income statements.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2022, 2023 AND 2024

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

Net income attributable to mezzanine equity holders is included in net loss attributable to noncontrolling interests in the consolidated income statements, while it is excluded from the consolidated statements of changes in shareholders’ equity. During the years ended March 31, 2022, 2023 and 2024, net income attributable to mezzanine equity holders amounted to RMB188 million, RMB365 million and RMB181 million, respectively. The cumulative results of operations attributable to noncontrolling interests, along with adjustments for share-based compensation expense arising from outstanding share-based awards relating to subsidiaries’ shares, are also recorded as noncontrolling interests on the Company’s consolidated balance sheets. Cash flows related to transactions with noncontrolling interests are presented under financing activities in the consolidated statements of cash flows.

(e)
Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker (the “CODM”), which is comprised of certain members of the Company’s management team. Prior to the year ended March 31, 2024, the Company had seven reportable segments, namely China commerce, International commerce, Local consumer services, Cainiao, Cloud, Digital media and entertainment, and Innovation initiatives and others segments. Starting from the year ended March 31, 2024, the Company has implemented a new organizational and governance structure, which includes six major business groups and various other businesses. Accordingly, the CODM started to review information under a new reporting structure, and segment reporting has been updated to conform to this change. Consequently, the Company presents six reportable segments as set out in Note 26 to reflect the change.

(f)
Foreign currency translation

The functional currency of the Company is US$. The Company’s subsidiaries with operations in Chinese mainland, the Hong Kong Special Administrative Region of the PRC (“Hong Kong” or “Hong Kong S.A.R.”), the United States and other jurisdictions generally use their respective local currencies as their functional currencies. When the Company determines that a subsidiary is operating in a highly inflationary economy, the financial statements of this subsidiary shall be remeasured prospectively as if the functional currency were the functional currency of its immediate parent company. The reporting currency of the Company is RMB as the major operations of the Company are within the PRC. The financial statements of the Company’s subsidiaries, other than the subsidiaries with the functional currency of RMB, are translated into RMB using the exchange rate as of the balance sheet date for assets and liabilities and the average daily exchange rate for each month for income and expense items. Translation gains and losses, including those arising from intra-entity foreign currency transactions that are of a long-term-investment nature, are recorded in accumulated other comprehensive income or loss as a component of shareholders’ equity.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2022, 2023 AND 2024

2.
Summary of significant accounting policies (Continued)
(f)
Foreign currency translation (Continued)

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

(g)
Revenue recognition

Revenue is principally generated from customer management services, membership fees and value-added services, logistics services, cloud services, sales of goods and other revenue. Revenue represents the amount of consideration the Company is entitled to upon the transfer of promised goods or services in the ordinary course of the Company’s activities and is recorded net of value-added tax (“VAT”). Consistent with the criteria of ASC 606 “Revenue from Contracts with Customers”, the Company recognizes revenue when performance obligations are satisfied by transferring control of a promised good or service to a customer. For performance obligations that are satisfied at a point in time, the Company also considers the following indicators to assess whether control of a promised good or service is transferred to the customer: (i) right to payment, (ii) legal title, (iii) physical possession, (iv) significant risks and rewards of ownership and (v) acceptance of the good or service. For performance obligations satisfied over time, the Company recognizes revenue over time by measuring the progress toward complete satisfaction of a performance obligation.

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

The Company may from time to time provide incentives in various forms to attract or retain consumers. Under the circumstances where consumers are not considered as customers under ASC 606, the Company evaluates the features of different incentives provided to consumers to determine whether they represent implicit or explicit obligations to consumers on behalf of merchants, which are considered as payments to customers and are recorded as reduction of revenues. Incentives that are not considered as payments to customers are recorded as sales and marketing expenses.

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

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2022, 2023 AND 2024

2.
Summary of significant accounting policies (Continued)
(g)
Revenue recognition (Continued)

Practical expedients and exemptions (Continued)

Revenue recognition policies by type are as follows:

(i)
Customer management services

The Company generates customer management revenue from merchants by offering an integrated package and a comprehensive solution comprised of a diverse array of services to enable them to attract, engage and retain consumers, complete transactions, improve their branding and enhance operating efficiency. The customer management revenue are charged primarily on cost-per-click basis, cost-per-thousand impressions basis, time basis and cost-per-sale basis (e.g., fees charged based on the value of merchandise transacted, including commission on transactions).

Cost-per-click ("CPC") marketing services

CPC marketing services allow merchants to bid for keywords or bid to market to groups of consumers with similar profiles that match product or service listings appearing in search results or browser results on the Company’s marketplaces. In general, merchants prepay for CPC marketing services and the related revenue is recognized when a user clicks their product or service listings as this is the point of time when the merchants benefit from the marketing services rendered.

Cost-per-thousand impressions ("CPM") and time-based marketing services

CPM and time-based marketing services allow merchants to place marketing content on the Company’s marketplaces, at fixed prices or prices established by a market-based bidding system and in particular formats. In general, merchants need to prepay for CPM and time-based marketing services which are accounted for as customer advances and revenue is recognized either ratably over the period in which the marketing content is displayed as the merchants simultaneously consume the benefits as the marketing content is displayed or when an marketing content is viewed by users, depending on the type of marketing services selected by the merchants.

Cost-per-sale ("CPS") marketing services

The Company charges fees from merchants for transactions completed on Taobao, Tmall and certain other major marketplaces of the Company. The fees are generally determined as a percentage based on the value of merchandise sold by the merchants. Merchant deposits that are expected to be non-refundable is accounted for as variable consideration (Note 2(ac)), which is estimated at contract inception and updated at the end of each reporting period if additional information becomes available. Revenue related to CPS marketing services is recognized in the consolidated income statements based on the expected value when the performance obligation is satisfied. Adjustments to the estimated variable consideration related to prior reporting periods were not material for each of the periods presented.

The Company also places marketing content through the third-party marketing affiliate program. Revenue generated on the Company’s marketplaces or through the third-party marketing affiliate program are recorded on a gross basis when the Company is the principal to the merchants in the arrangements. For third-party marketing affiliates with whom the Company has an arrangement to share the revenue, traffic acquisition cost is also recognized at the same time if the marketing content on the landing page clicked by the users is from merchants participating in the third-party marketing affiliate program.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2022, 2023 AND 2024

2.
Summary of significant accounting policies (Continued)
(g)
Revenue recognition (Continued)
(ii)
Membership fees and value-added services

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

(iii)
Logistics services

The Company earns logistics services revenue from express delivery and supply chain services provided by Cainiao, on-demand delivery services provided by Ele.me and logistics services provided by Lazada. Revenue is recognized over time when the logistics services are provided.

(iv)
Cloud services

The Company earns cloud services revenue from the provision of public cloud services and non-public cloud services to domestic and international enterprise customers:

•
Public cloud services, where the company generates revenue from a wide range of cloud services, including, among others, elastic computing, storage, network, database, big data and AI computing, security and proprietary servers. Enterprise customers can pay for these services on a consumption or subscription basis, such as on-demand delivery of computing services and storage capacities. Certain cloud services allow customers to use hosted software over the contract period without taking possession of the software. Revenue related to cloud services charged on a subscription basis is recognized ratably over the contract period. Revenue related to cloud services charged on a consumption basis, such as the quantity of storage or elastic computing services used in a period, is recognized based on the customer utilization of the resources.
•
Non-public cloud services, where the company generates revenue through packaged cloud services, including hardware, software license, software installation service, application development and maintenance service. Each distinct performance obligation identified is separately accounted for and the total consideration is allocated to each performance obligation based on the relative standalone selling prices at contract inception. Revenue for each performance obligation is recognized when the control of the promised goods or services is transferred to the customer.

(v)
Sales of goods

Revenue from the sales of goods is mainly generated from Sun Art, Tmall Supermarket, Freshippo and Alibaba Health's direct sales businesses. Revenue from the sales of goods is recognized when the control over the promised goods is transferred to customers. Receipts of fees in respect of all other incidental goods or services provided by the Company that are distinct performance obligations are recognized when the control of the underlying goods or services is transferred to the customers. The amounts relating to these incidental services are not material to the Company’s total revenue for each of the periods presented.

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
FOR THE YEARS ENDED MARCH 31, 2022, 2023 AND 2024

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

The Company expenses the costs of producing advertisements at the time production occurs, and expenses the costs of delivering advertisements in the period in which the advertising space or airtime is used. Advertising and promotional expenses totaled RMB91,103 million, RMB76,818 million and RMB88,217 million during the years ended March 31, 2022, 2023 and 2024, respectively.

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

During the years ended March 31, 2022, 2023 and 2024, contributions to the plans amounting to RMB13,086 million, RMB13,953 million and RMB14,190 million, respectively, were charged to the consolidated income statements. Amounts contributed to defined benefit plans during the years ended March 31, 2022, 2023 and 2024 were insignificant.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2022, 2023 AND 2024

2.
Summary of significant accounting policies (Continued)
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

The Company adopts ASC 740 “Income Taxes” which prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures. The Company did not have significant unrecognized uncertain tax positions or any unrecognized liabilities, interest or penalties associated with unrecognized tax benefit as of and for the years ended March 31, 2022, 2023 and 2024.

(n)
Government grants

Government grants, which mainly represent amounts received from central and local governments in connection with the Company’s investments in local business districts and contributions to technology development, are recognized as income in other income, net or as a reduction of specific costs and expenses for which the grants are intended to compensate. Such amounts are recognized in the consolidated income statements upon receipt and when all conditions attached to the grants are fulfilled. For the years ended March 31, 2022, 2023 and 2024, government grants recorded as a reduction of specific costs and expenses were RMB6,028 million, RMB5,889 million and RMB5,705 million, respectively. For the years ended March 31, 2022, 2023 and 2024, government grants recorded as other income, net were RMB1,661 million, RMB1,857 million and RMB1,329 million, respectively. As of March 31, 2023 and 2024, government grants recorded as other liabilities were RMB1,687 million and RMB1,540 million, respectively.

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

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2022, 2023 AND 2024

2.
Summary of significant accounting policies (Continued)
(o)
Leases (Continued)

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

(r)
Accounts receivable

Accounts receivable represent the amounts that the Company has an unconditional right to consideration. The Company maintains an allowance for doubtful accounts to reserve for potentially uncollectible receivable amounts which is estimated using the approach based on expected losses. The allowance for doubtful accounts were RMB6,174 million and RMB8,042 million as of March 31, 2023 and 2024, respectively. The Company’s estimation of allowance for doubtful accounts considers factors such as historical credit loss experience, age of receivable balances, current market conditions, reasonable and supportable forecasts of future economic conditions, as well as an assessment of receivables due from specific identifiable counterparties to determine whether these receivables are considered at risk or uncollectible. The Company assesses collectibility by pooling receivables that have similar risk characteristics and evaluates receivables individually when specific receivables no longer share those risk characteristics. For receivables evaluated individually, when it is determined that foreclosure is probable or when the debtor is experiencing financial difficulty at the reporting date and repayment is expected to be provided substantially through the operation or sale of collateral, expected credit losses are based on the fair value of the collateral at the reporting date, adjusted for selling costs as appropriate.

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
FOR THE YEARS ENDED MARCH 31, 2022, 2023 AND 2024

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

(ii)
Debt investments

Debt investments consist of investments in debt securities and loan investments which are accounted for at amortized cost or under the fair value option, which the Company has elected for certain investments including convertible and exchangeable bonds subscribed. The fair value option permits the irrevocable election on an instrument-by-instrument basis at initial recognition or upon an event that gives rise to a new basis of accounting for that instrument. The investments accounted for under the fair value option are carried at fair value with unrealized gains and losses recorded in the consolidated income statements. Interest income from debt investments is recognized using the effective interest method which is reviewed and adjusted periodically based on changes in estimated cash flows. Debt investments also include other treasury investments which mainly consist of investments in fixed deposits, certificates of deposits and marketable debt securities with original maturities over one year for treasury purposes. The remaining maturities of these treasury investments held by the Company generally range from one to three years.

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
FOR THE YEARS ENDED MARCH 31, 2022, 2023 AND 2024

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

The Company continually reviews its investments in equity method investees to determine whether a decline in fair value below the carrying value is other-than-temporary. The primary factors the Company considers in its determination include the severity and the length of time that the fair value of the investment is below its carrying value; the financial condition, the operating performance and the prospects of the equity method investee; the geographic region, market and industry in which the equity method investee operates; and other company specific information such as recent financing rounds completed by the equity method investee. If the decline in fair value is deemed to be other-than-temporary, the carrying value of the investment in the equity method investee is written down to its fair value.

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
FOR THE YEARS ENDED MARCH 31, 2022, 2023 AND 2024

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

User base and customer relationships	3 – 16 years
Trade names, trademarks and domain names	5 – 20 years
Developed technology and patents	2 – 10 years
Non-compete agreements	over the contracted term of up to 10 years

(x)
Licensed copyrights

Licensed copyrights related to titles to movies, television series, variety shows, animations and other video content acquired from external parties are carried at the lower of unamortized cost or fair value. The amortization period for the licensed content vary depending on the type of content, which typically ranges from six months to ten years. Licensed copyrights are presented on the consolidated balance sheets as current assets under prepayments, receivables and other assets, or non-current assets under intangible assets, net, based on estimated time of usage. Licensed copyrights are generally amortized using an accelerated method based on historical viewership consumption patterns. Estimates of the consumption patterns for licensed copyrights are reviewed periodically and revised if necessary. For the years ended March 31, 2022, 2023 and 2024, amortization expenses in connection with the licensed copyrights of RMB8,610 million, RMB8,446 million and RMB8,361 million were recorded in cost of revenue within Digital Media and Entertainment Group.

On a periodic basis, the Company evaluates the program usefulness of licensed copyrights pursuant to the guidance in ASC 920 “Entertainment — Broadcasters”, which provides that the rights be reported at the lower of unamortized cost or fair value. When there is a change in the expected usage of licensed copyrights, the Company estimates the fair value of licensed copyrights to determine if any impairment exists. The fair value of licensed copyrights is determined by estimating the expected cash flows from advertising and membership fees, less any costs and expenses, over the remaining useful lives of the licensed copyrights at the film-group level. Estimates that impact these cash flows include anticipated levels of demand for the Company’s advertising services and the expected selling prices of advertisements. For the years ended March 31, 2022, 2023 and 2024, impairment charges in connection with the licensed copyrights of RMB745 million, RMB1,133 million and nil were recorded in cost of revenue within Digital Media and Entertainment Group.

(y)
Goodwill

Goodwill represents the excess of the purchase consideration over the acquisition date amounts of the identifiable tangible and intangible assets acquired and liabilities assumed from the acquired entity as a result of the Company’s acquisitions of interests in its subsidiaries. Goodwill is not amortized but is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that it might be impaired. In accordance with ASC 350, the Company may first assess qualitative factors to determine whether it is necessary to perform the quantitative goodwill impairment test. In the qualitative assessment, the Company considers factors such as macroeconomic conditions, industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations, business plans and strategies of the reporting unit. Based on the qualitative assessment, if it is more likely than not that the fair value of a reporting unit is less than the carrying amount, the quantitative impairment test is performed. The Company may also bypass the qualitative assessment and proceed directly to perform the quantitative impairment test.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2022, 2023 AND 2024

2.
Summary of significant accounting policies (Continued)
(y)
Goodwill (Continued)

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

(z)
Impairment of long-lived assets other than goodwill and licensed copyrights

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset or asset group to the future undiscounted net cash flows expected to be generated by the asset or asset group. If the assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets or asset groups exceeds the fair value of the assets or asset groups. Impairment of long-lived assets other than goodwill and licensed copyrights recognized for the years ended March 31, 2022, 2023 and 2024 was RMB973 million, RMB1,922 million and RMB14,847 million, respectively.

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
FOR THE YEARS ENDED MARCH 31, 2022, 2023 AND 2024

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

(ac) Merchant deposits

The Company collects deposits representing an annual upfront service fee from merchants on Tmall before the beginning of each calendar year. These deposits are initially recorded as a liability by the Company. The deposits are refundable to a merchant if the level of sales volume that is generated by that merchant on Tmall meets the target during the period. If the transaction volume target is not met at the end of each calendar year, the relevant deposits will become non-refundable. These merchant deposits are accounted for as variable consideration at an amount that is estimated at contract inception. The estimate is updated at the end of each reporting period and when there are changes in circumstances during the reporting period. Merchant deposits are recognized as revenue in the consolidated income statements when the likelihood of refund to the merchant is considered remote based on the patterns of sales volume generated by the merchant during the reporting period.

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

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2022, 2023 AND 2024

2.
Summary of significant accounting policies (Continued)

(ag) Statutory reserves

In accordance with the relevant regulations and their articles of association, subsidiaries of the Company incorporated in the PRC are required to allocate at least 10% of their after-tax profit determined based on the PRC accounting standards and regulations to the general reserve until the reserve has reached 50% of the relevant subsidiary’s registered capital. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the respective board of directors of the subsidiaries. These reserves can only be used for specific purposes and are not transferable to the Company in the form of loans, advances or cash dividends. During the years ended March 31, 2022, 2023 and 2024, appropriations to the general reserve amounted to RMB2,492 million, RMB3,138 million and RMB1,756 million, respectively. No appropriations to the enterprise expansion fund and staff welfare and bonus fund have been made by the Company.

(ah) Interest income

Interest income is recorded in the consolidated income statements as it accrues for the interest-earning assets using the effective interest method. During the years ended March 31, 2022, 2023 and 2024, interest income of RMB13,602 million, RMB16,339 million and RMB24,868 million, respectively, were recorded in interest and investment income, net in the consolidated income statements.

(ai) Newly adopted accounting standard updates

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

In April 2023, the Company adopted ASU 2021-08, “Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers”, which provides guidance on the acquirer’s accounting for acquired revenue contracts with customers in a business combination. The amendments require an acquirer recognizes and measures contract assets and contract liabilities acquired in a business combination at the acquisition date in accordance with ASC 606 as if it had originated the contracts. This guidance also provides certain practical expedients for acquirers when recognizing and measuring acquired contract assets and contract liabilities from revenue contracts in a business combination. The Company adopted this guidance prospectively and the adoption of this guidance did not have a material impact on the financial position, results of operations and cash flows.

In April 2023, the Company adopted ASU 2022-04, “Liabilities—Supplier Finance Programs (Subtopic 405-50): Disclosure of Supplier Finance Program Obligations”, which require a buyer in a supplier finance program disclose qualitative and quantitative information about the supplier finance program. Rollforward information is effective for the Company for the year ending March 31, 2025. Details of the key terms of the program and the outstanding obligations confirmed as valid are set out in Note 19.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2022, 2023 AND 2024

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

In November 2023, the FASB issued ASU 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures”, which improves reportable segment disclosure requirements. The amendments require the disclosure of (1) significant segment expenses that are regularly provided to the CODM and included within each reported measure of segment profit or loss; (2) an amount for other segment items by reportable segment and a description of its composition; and (3) the title and position of the CODM and an explanation of how the CODM uses the reported measure(s). The amendments also provide disclosure requirements for interim periods and entities that have a single reportable segment. The new guidance is required to be applied retrospectively to all prior periods presented in the financial statements. This guidance is effective for the Company for the year ending March 31, 2025 and interim reporting periods during the year ending March 31, 2026. Early adoption is permitted. The Company is evaluating the impact of the adoption of this guidance.

In December 2023, the FASB issued ASU 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures”, which improves income tax disclosures. The amendments require the disclosure of specific categories in the rate reconciliation and additional information for reconciling items that meet a quantitative threshold. The amendments also require disaggregated information about the amount of income taxes paid (net of refunds received), Income (or loss) from continuing operations before income tax expense (or benefit) and Income tax expense (or benefit) from continuing operations. The new guidance is required to be applied either prospectively or retrospectively. This guidance is effective for the Company for the year ending March 31, 2026. Early adoption is permitted. The Company is evaluating the impact of the adoption of this guidance.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2022, 2023 AND 2024

4.
Significant mergers and acquisitions and investments

Mergers and acquisitions

(a)
Acquisitions

Acquisitions that constitute business combinations are summarized in the following table:

	Year ended March 31,
	2022	2023	2024
	RMB	RMB	RMB
	(in millions)
Net assets	852	1	28
Identifiable intangible assets	1,000	285	602
Deferred tax liabilities	(170)	(68)	(199)
	1,682	218	431
Noncontrolling interests and mezzanine equity	(1,884)	(38)	(98)
Net identifiable (liabilities) assets	(202)	180	333
Goodwill	3,283	583	1,782
Total purchase consideration	3,081	763	2,115
Fair value of previously held equity interests	(31)	—	—
Purchase consideration settled	(2,671)	(481)	(2,038)
Deferred consideration as of year end	379	282	77

Total purchase consideration is comprised of:
- cash consideration	3,050	763	2,115
- fair value of previously held equity interests	31	—	—
	3,081	763	2,115

In relation to the revaluation of previously held equity interests, the Company recognized a loss of RMB2 million, nil and nil in the consolidated income statements for the years ended March 31, 2022, 2023 and 2024, respectively, for the other acquisitions that constitute business combinations.

Pro forma results of operations for these acquisitions have not been presented because the effects of these acquisitions are not material to the consolidated income statements for the year ended March 31, 2022, 2023 and 2024, either individually or in aggregate.

Equity investments and others

(b)
Investment in Moonshot AI Ltd (“Moonshot”)

Moonshot is an artificial intelligence company in the PRC. During the year ended March 31, 2024, the Company invested a total of approximately US$0.8 billion (approximately RMB5.9 billion) for an approximately 36% equity interest. The investment in preferred stocks of Moonshot is accounted for using the measurement alternative.

(c)
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

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2022, 2023 AND 2024

4.
Significant mergers and acquisitions and investments (Continued)
(c)
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

During the quarter ended September 30, 2023, Ant Group repurchased approximately 7% equity interest from its existing shareholders and the shares repurchased were allocated to the employee incentive plans of Ant Group. The number of shares held by the Company in Ant Group remains unchanged from legal perspective, the Company’s equity interest in Ant Group on a fully diluted basis remains unchanged at 33%.

For accounting purposes, the Company will take into consideration a proportionate share of equity interest held by the employee incentive plans of Ant Group to account for its share of results from its investment in Ant Group, subject to dilution as the equity interest under the employee incentive plans of Ant Group is transferred out. During the year ended March 31, 2024, there was no material change in the equity interest held by the employee incentive plans of Ant Group. While the Company’s carrying value of the investment in Ant Group remain unchanged upon completion, the transactions result in additional basis difference of RMB5.6 billion upon completion, which was mainly allocated to amortizable intangible assets of RMB1.7 billion with a weighted average amortization period of 7 years, goodwill of RMB3.9 billion, equity investments of RMB0.5 billion and deferred tax liabilities of RMB0.5 billion.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2022, 2023 AND 2024

5.
Revenue

Revenue by segment is as follows:

	Year ended March 31,
	2022	2023	2024
	RMB	RMB	RMB
	(in millions)
Taobao and Tmall Group:
China commerce retail (i)
- Customer management	316,029	291,541	304,009
- Direct sales and others (ii)	96,795	103,811	110,405
	412,824	395,352	414,414
China commerce wholesale (iii)	17,106	17,854	20,479
Total Taobao and Tmall Group	429,930	413,206	434,893

Cloud Intelligence Group (iv)	102,016	103,497	106,374

Alibaba International Digital Commerce Group:
International commerce retail (v)	43,679	50,933	81,654
International commerce wholesale (vi)	18,506	19,573	20,944
Total Alibaba International Digital Commerce Group	62,185	70,506	102,598

Cainiao Smart Logistics Network Limited (vii)	66,808	77,512	99,020
Local Services Group (viii)	44,890	50,249	59,802
Digital Media and Entertainment Group (ix)	18,105	18,444	21,145
All others (x)	189,543	197,115	192,331
Total segment revenue	913,477	930,529	1,016,163
Unallocated	1,556	866	1,297
Inter-segment elimination (xi)	(61,971)	(62,708)	(76,292)
Consolidated revenue	853,062	868,687	941,168

(i)
Revenue from China commerce retail is primarily generated from China commerce retail business and includes primarily revenue from customer management services and sales of goods.
(ii)
Revenue from direct sales and others under China commerce retail is primarily generated from direct sales businesses, comprising mainly Tmall Supermarket and Tmall Global and primarily consists of revenue from sales of goods.
(iii)
Revenue from China commerce wholesale is primarily generated from 1688.com and includes revenue from membership fees and related value-added services and customer management services.
(iv)
Revenue from Cloud Intelligence Group is primarily generated from the provision of cloud services, which include public cloud services and non-public cloud services.
(v)
Revenue from International commerce retail is primarily generated from AliExpress, Trendyol and Lazada and includes revenue from customer management services, sales of goods and logistics services.
(vi)
Revenue from International commerce wholesale is primarily generated from Alibaba.com and includes revenue from membership fees and related value-added services and customer management services.
(vii)
Revenue from Cainiao represents logistics services revenue from the domestic and cross-border fulfillment services.
(viii)
Revenue from Local Services Group primarily represents platform commissions, logistics services revenue from the provision of on-demand delivery services and revenue from other services provided by Ele.me, and revenue from software and technology services provided by Amap.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2022, 2023 AND 2024

5.
Revenue (Continued)

(ix)
Revenue from Digital Media and Entertainment Group is primarily generated from Youku and Alibaba Pictures, and includes revenue from membership fees, content investment income, customer management services and ticketing services.
(x)
Revenue from All others represented revenue from businesses including Sun Art, Freshippo, Alibaba Health, Lingxi Games, Intime, Intelligent Information Platform, Fliggy, DingTalk and other businesses. The majority of revenue within All others consist of direct sales revenue, which is recorded on a gross basis.
(xi)
Inter-segment elimination consisted of revenue primarily from Cloud Intelligence Group and Cainiao.
(xii)
For the year ended March 31, 2024, as a result of the change in segment reporting (Note 26), the Company reclassified revenue by segment. Figures for the years ended March 31, 2022 and 2023 were reclassified to conform to this presentation.

Revenue by type is as follows:

	Year ended March 31,
	2022	2023	2024
	RMB	RMB	RMB
	(in millions)
Customer management services (i)	379,999	355,144	386,571
Membership fees and value-added services	35,739	40,078	41,956
Logistics services	71,279	89,214	114,073
Cloud services	74,123	76,648	76,459
Sales of goods	255,171	271,016	283,273
Other revenue (ii)	36,751	36,587	38,836
	853,062	868,687	941,168

(i)
Customer management services mainly include CPC, CPM, time-based and CPS marketing services.
(ii)
Other revenue includes revenue from self-developed online games, other value-added services provided through various platforms and businesses.

The amount of revenue recognized for performance obligations satisfied (or partially satisfied) in prior periods for contracts with expected duration of more than one year during the years ended March 31, 2022, 2023 and 2024 were not material.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2022, 2023 AND 2024

6.
Leases

The Company entered into operating lease agreements primarily for shops and malls, offices, warehouses and land. Certain lease agreements contain an option for the Company to renew a lease for a term of up to five years or an option to terminate a lease early. The Company considers these options in determining the classification and measurement of the leases.

The leases may include variable payments based on measures such as the level of sales at a physical store, which are expensed as incurred.

Components of operating lease cost are as follows:

	Year ended March 31,
	2022	2023	2024
	RMB	RMB	RMB
	(in millions)
Operating lease cost	10,982	10,802	10,752
Variable lease cost	837	672	655
Total operating lease cost	11,819	11,474	11,407

For the years ended March 31, 2022, 2023 and 2024, cash payments for operating leases amounted to RMB6,556 million, RMB8,050 million and RMB10,452 million, respectively. For the years ended March 31, 2023 and 2024, the operating lease assets obtained in exchange for operating lease liabilities amounted to RMB5,030 million and RMB7,969 million, respectively.

As of March 31, 2023 and 2024, the Company’s operating leases had a weighted average remaining lease term of 9.3 years and 9.2 years, respectively. As of the same dates, the Company’s operating leases had a weighted average discount rate of 4.8% and 4.7%, respectively. Future lease payments under operating leases as of March 31, 2024 are as follows:

Amounts
RMB
(in millions)
For the year ending March 31,
2025	7,297
2026	5,875
2027	5,034
2028	4,320
2029	3,687
Thereafter	18,429
44,642
Less: imputed interest	(9,804)
Total operating lease liabilities (Note 19)	34,838

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2022, 2023 AND 2024

7.
Income tax expenses

Composition of income tax expenses

	Year ended March 31,
	2022	2023	2024
	RMB	RMB	RMB
	(in millions)
Current income tax expense	28,184	17,266	27,792
Deferred taxation	(1,369)	(1,717)	(5,263)
	26,815	15,549	22,529

Under the current laws of the Cayman Islands, the Company is not subject to tax on its income or capital gains. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax is imposed. The Company’s subsidiaries incorporated in Hong Kong were subject to the Hong Kong profits tax rate at 16.5% for the years ended March 31, 2022, 2023 and 2024. The Company’s subsidiaries incorporated in other jurisdictions were subject to income tax charges calculated according to the tax laws enacted or substantially enacted in the countries where they operate and generate income.

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

The tax status of the subsidiaries of the Company with major taxable profits is described below:

•
Alibaba (China) Technology Co., Ltd. (“Alibaba China”), Taobao (China) Software Co., Ltd. (“Taobao China”), Zhejiang Tmall Technology Co., Ltd. (“Tmall China”) and Alibaba (China) Co., Ltd (“China Co.”), entities primarily engaged in the operations of the Company’s wholesale marketplaces, Taobao, Tmall, and technology, software research and development and relevant services, respectively, were qualified as High and New Technology Enterprises. For the taxation years of 2021, 2022 and 2023, Alibaba China, Taobao China, Tmall China, and China Co. applied an EIT rate of 15% as High and New Technology Enterprises.
•
Alibaba (Beijing) Software Services Co., Ltd (“Alibaba Beijing”), an entity primarily engaged in the operations of technology, software research and development and relevant services, was recognized as a High and New Technology Enterprise. Alibaba Beijing was also granted the Software Enterprise status and was thereby entitled to an income tax exemption for two years beginning from its first profitable taxation year of 2017, and a 50% reduction for the subsequent three consecutive years starting from the taxation year of 2019. Accordingly, Alibaba Beijing was entitled to an EIT rate of 12.5% (50% reduction in the standard statutory rate) during the taxation years of 2019, 2020 and 2021. For the taxation years of 2022 and 2023, Alibaba Beijing applied an EIT rate of 15% as High and New Technology Enterprise.

Most of the remaining PRC entities of the Company are subject to EIT at 25% for the years ended March 31, 2022, 2023 and 2024.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2022, 2023 AND 2024

7.
Income tax expenses (Continued)

Composition of income tax expenses (Continued)

Pursuant to the EIT Law, a 10% withholding tax is levied on dividends declared by PRC companies to their foreign investors. A lower withholding tax rate of 5% is applicable if direct foreign investors with at least 25% equity interest in the PRC company are incorporated in Hong Kong and meet the relevant requirements pursuant to the tax arrangement between Chinese mainland and Hong Kong S.A.R. Since the equity holders of the major PRC subsidiaries of the Company are Hong Kong incorporated companies and meet the relevant requirements pursuant to the tax arrangement between Chinese mainland and Hong Kong S.A.R., the Company has used 5% to provide for deferred tax liabilities on retained earnings which are anticipated to be distributed. As of March 31, 2024, the Company has accrued the withholding tax on substantially all of the distributable earnings of the PRC subsidiaries, except for those undistributed earnings that the Company intends to invest indefinitely in the PRC which amounted to RMB304.7 billion.

Composition of deferred tax assets and liabilities

	As of March 31,
	2023	2024
	RMB	RMB
	(in millions)
Deferred tax assets
Licensed copyrights	4,438	5,527
Tax losses carried forward and others (i)	47,586	52,410
	52,024	57,937
Valuation allowance (ii)	(36,530)	(46,576)
Total deferred tax assets	15,494	11,361

Deferred tax liabilities
Identifiable intangible assets	(18,751)	(14,176)
Withholding tax on undistributed earnings (iii)	(8,170)	(8,170)
Equity method investees and others (iv)	(34,824)	(30,666)
Total deferred tax liabilities	(61,745)	(53,012)
Net deferred tax liabilities	(46,251)	(41,651)

(i)
Others primarily represents deferred tax assets for share-based awards, investments in equity method investees, equity securities and other investments, as well as accrued expenses which are not deductible until paid under PRC tax laws.
(ii)
Change in valuation allowances is mainly from the valuation allowances provided on the deferred tax assets related to the tax losses carried forward due to the uncertainty surrounding their realization. Valuation allowances are also provided on the deferred tax assets related to the investment in certain equity securities and other investments. If events occur in the future that improve the certainty of realization, an adjustment to the valuation allowances will be made and consequently income tax expenses will be reduced.
(iii)
The related deferred tax liabilities as of March 31, 2023 and 2024 were provided on the assumption that substantially all of the distributable earnings of PRC subsidiaries will be distributed as dividends, except for those undistributed earnings that the Company intends to invest indefinitely in the PRC which amounted to RMB233.6 billion and RMB304.7 billion, respectively.
(iv)
Deferred tax liabilities for investments in equity method investees mainly includes the deferred tax effect on the gain in relation to the receipt of the 33% equity interest in Ant Group of RMB19.7 billion. Others primarily represents deferred tax liabilities for investments in equity securities and other investments.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2022, 2023 AND 2024

7.
Income tax expenses (Continued)

Composition of deferred tax assets and liabilities (Continued)

As of March 31, 2024, the accumulated tax losses of subsidiaries incorporated in Singapore, Hong Kong S.A.R. and Malaysia, subject to the agreement of the relevant tax authorities, of RMB36,711 million, RMB9,787 million and RMB2,122 million, respectively, are allowed to be carried forward to offset against future taxable profits. The carry forward of tax losses in Singapore and Hong Kong S.A.R. generally has no time limit, while the tax losses in Malaysia will expire, if unused, in the years ending March 31, 2025 through 2034. The accumulated tax losses of subsidiaries incorporated in the PRC, subject to the agreement of the PRC tax authorities, of RMB149,388 million as of March 31, 2024 will expire, if unused, in the years ending March 31, 2025 through 2034.

Reconciliation of the differences between the statutory EIT rate applicable to profits of the consolidated entities and the income tax expenses of the Company:

	Year ended March 31,
	2022	2023	2024
	RMB	RMB	RMB
	(in millions, except per share data)
Income before income tax and share of result of equity method investees	59,550	89,185	101,596
Income tax computed at statutory EIT rate (25%)	14,888	22,296	25,399
Effect of different tax rates available to different jurisdictions	(2,006)	(153)	(1,095)
Effect of tax holiday and preferential tax benefit on assessable profits of subsidiaries incorporated in the PRC	(7,367)	(13,679)	(14,135)
Non-deductible expenses and non-taxable income, net (i)	13,518	16,870	11,006
Additional deductions of certain research and development expenses incurred by subsidiaries in the PRC (ii)	(10,052)	(8,282)	(9,415)
Withholding tax on the earnings distributed and anticipated to be remitted	5,026	5,312	6,127
Change in valuation allowance and others (iii)	12,808	(6,815)	4,642
Income tax expenses	26,815	15,549	22,529
Effect of tax holidays inside the PRC on basic earnings per share	0.34	0.65	0.70
Effect of tax holidays inside the PRC on basic earnings per ADS	2.73	5.22	5.60

(i)
Expenses not deductible for tax purposes and non-taxable income primarily represent impairment of goodwill, investment income or loss and share-based compensation expense.
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
FOR THE YEARS ENDED MARCH 31, 2022, 2023 AND 2024

8.
Share-based awards
(a)
Share-based awards relating to ordinary shares of the Company

Share-based awards such as RSUs, incentive and non-statutory stock options, restricted shares, dividend equivalents, share appreciation rights and share payments may be granted to any directors, employees and consultants of the Company or affiliated companies under equity incentive plans adopted since the inception of the Company. Currently, the 2014 Post-IPO Equity Incentive Plan (the “2014 Plan”), which was adopted in September 2014 and has a ten-year term, is in effect and governs the terms of the awards. If an award terminates, expires or lapses, or is canceled for any reason, ordinary shares subject to the award become available for the grant of a new award under the 2014 Plan. Starting from April 1, 2015 and on each anniversary thereof, an additional amount equal to the lesser of (A) 200,000,000 ordinary shares, and (B) such lesser number of ordinary shares as determined by the board of directors becomes available for the grant of a new award under the 2014 Plan. As of March 31, 2024, the number of shares authorized but unissued was 286,838,192 ordinary shares. Eight ordinary shares are issuable upon the vesting or the exercise of one share-based award.

RSUs

A summary of the changes in the RSUs relating to ordinary shares granted by the Company during the year ended March 31, 2024 is as follows:

		Weighted-
		average
	Number	grant date
	of RSUs	fair value
		US$
Awarded and unvested as of April 1, 2023	61,288,204	155.49
Granted	33,687,624	83.93
Vested	(22,242,169)	168.18
Canceled/forfeited	(8,287,198)	131.05
Awarded and unvested as of March 31, 2024 (i)	64,446,461	116.85
Expected to vest as of March 31, 2024 (ii)	55,339,287	120.44

(i)
No outstanding RSUs will be vested after the expiry of a period of up to ten years from the date of grant.
(ii)
RSUs expected to vest are the result of applying the pre-vesting forfeiture rate assumptions to total outstanding RSUs.

As of March 31, 2024, there were RMB15,604 million of unamortized compensation costs related to all outstanding RSUs, net of expected forfeitures. These amounts are expected to be recognized over a weighted average period of 1.9 years.

During the years ended March 31, 2022, 2023 and 2024, the Company recognized share-based compensation expense of RMB30,313 million, RMB24,410 million and RMB17,734 million, respectively, in connection with the above RSUs.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2022, 2023 AND 2024

8.
Share-based awards (Continued)
(a)
Share-based awards relating to ordinary shares of the Company (Continued)

Share options

A summary of the changes in the share options relating to ordinary shares granted by the Company during the year ended March 31, 2024 is as follows:

			Weighted
		Weighted	average
	Number	average	remaining
	of share	exercise	contractual
	options	price	life
		US$	(in years)
Outstanding as of April 1, 2023	7,129,334	77.08	3.9
Granted	2,000,000	78.37	9.7
Exercised	(2,210,667)	53.33	—
Canceled/forfeited	(84,000)	26.00	—
Outstanding as of March 31, 2024	6,834,667	85.77	5.5
Vested and exercisable as of March 31, 2024 (i)	3,693,333	94.37	3.5
Vested and expected to vest as of March 31, 2024 (ii)	6,777,267	86.28	5.5

(i)
No outstanding share options will be vested or exercisable after the expiry of a period of up to twelve years from the date of grant.
(ii)
Share options expected to vest are the result of applying the pre-vesting forfeiture rate assumptions to total outstanding share options.

As of March 31, 2024, the aggregate intrinsic value of all outstanding options was RMB401 million. As of the same date, the aggregate intrinsic value of options that were vested and exercisable and options that were vested and expected to vest was RMB124 million and RMB382 million, respectively.

During the years ended March 31, 2022, 2023 and 2024, the weighted average grant date fair value of share options granted was US$103.72, nil and US$40.30, respectively, and the total grant date fair value of options vested during the same years was RMB306 million, RMB327 million and RMB238 million, respectively. During the same years, the aggregate intrinsic value of share options exercised was RMB137 million, RMB67 million and RMB382 million, respectively.

Cash received from option exercises under the share option plans for the years ended March 31, 2022, 2023 and 2024 was RMB109 million, RMB8 million and RMB843 million, respectively.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2022, 2023 AND 2024

8.
Share-based awards (Continued)
(a)
Share-based awards relating to ordinary shares of the Company (Continued)

Share options (Continued)

No share options were granted during the year ended March 31, 2023. The fair value of each option granted during the years ended March 31, 2022 and 2024 is estimated on the measurement date using the Black-Scholes model by applying the assumptions below:

	Year ended March 31,
	2022	2024
Risk-free interest rate (i)	1.93% - 2.00%	4.50%
Expected dividend yield (ii)	0%	0%
Expected life (years) (iii)	3.71 - 7.14	6.50
Expected volatility (iv)	35.7%	44.8%

(i)
Risk-free interest rate is based on the yields of United States Treasury securities with maturities similar to the expected life of the share options in effect on the measurement date.
(ii)
For the share options granted during the year ended March 31, 2022, expected dividend yield is assumed to be nil as the Company had no history or expectation of paying a dividend on its ordinary shares. For the share options granted during the year ended March 31, 2024, expected dividend yield is nil as the Company decided to pay upon the exercise of such share options in an amount equivalent to the dividends as detailed in Note 28 to the participants.
(iii)
Expected life of share options is based on management’s estimate on timing of exercise of share options.
(iv)
Expected volatility is assumed based on the historical volatility of the Company in the period equal to the expected life of each grant.

As of March 31, 2024, there were RMB624 million of unamortized compensation costs related to these outstanding share options, net of expected forfeitures. These amounts are expected to be recognized over a weighted average period of 2.7 years.

During the years ended March 31, 2022, 2023 and 2024, the Company recognized share-based compensation expense of RMB86 million, RMB490 million and RMB240 million, respectively, in connection with the above share options.

Following the dividends as detailed in Note 28, the Company decided to pay upon vesting of certain RSUs or exercise of certain share options in an amount equivalent to the dividends to the participants. This arrangement has no impact to the classification and vesting condition of the awards.

(b)
Share-based awards relating to Ant Group

Prior to 2023, certain employees of the Company were granted share-based awards by Ant Group and Hangzhou Junhan Equity Investment Partnership (“Junhan”), a major equity holder of Ant Group. These awards tied to the valuation of Ant Group and are settled by respective grantors upon disposal of these awards by the holders, vesting or exercise of these awards, depending on the forms of these awards. In addition, Junhan and Ant Group have the right to repurchase the vested awards (or any underlying equity for the settlement of the vested awards) granted by them, as applicable, from the holders upon an initial public offering of Ant Group or the termination of the holders’ employment with the Company at a price to be determined based on the then fair market value of Ant Group.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2022, 2023 AND 2024

8.
Share-based awards (Continued)
(b)
Share-based awards relating to Ant Group (Continued)

For accounting purposes, these awards meet the definition of a financial derivative. The cost relating to these awards is recognized by the Company and the related expense is recognized over the requisite service period in the consolidated income statements with a corresponding credit to additional paid-in capital. Subsequent changes in the fair value of these awards are recorded in the consolidated income statements. The expenses relating to these awards are remeasured at the fair value on each reporting date until their settlement dates. The fair value of the underlying equity is primarily determined based on the contemporaneous valuation report, external information and information obtained from Ant Group.

During the years ended March 31, 2022, 2023 and 2024, the Company recognized a net reversal of RMB11,585 million, expenses of RMB668 million and a net reversal of RMB6,691 million, respectively, in respect of the share-based awards relating to Ant Group.

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

Share-based awards relating to ordinary shares of the Company and Ant Group are generally subject to a four-year vesting schedule as determined by the administrator of the plans, or a vesting period of up to ten years for certain management members of the Company.

(c)
Share-based compensation expense by function

	Year ended March 31,
	2022	2023	2024
	RMB	RMB	RMB
	(in millions)
Cost of revenue	5,725	5,710	3,012
Product development expenses	11,035	13,514	7,623
Sales and marketing expenses	3,050	3,710	2,265
General and administrative expenses	4,161	7,897	5,646
	23,971	30,831	18,546

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

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2022, 2023 AND 2024

9.
Earnings per share/ADS (Continued)

The following table sets forth the computation of basic and diluted net income per share/ADS for the following periods:

	Year ended March 31,
	2022	2023	2024
	RMB	RMB	RMB
	(in millions, except per share data)
Earnings per share
Numerator:
Net income attributable to ordinary shareholders for computing net income per ordinary share — basic	61,959	72,509	79,741
Dilution effect on earnings arising from share-based awards operated by equity method investees and subsidiaries	(37)	(38)	(228)
Net income attributable to ordinary shareholders for computing net income per ordinary share — diluted	61,922	72,471	79,513

Shares (denominator):
Weighted average number of shares used in calculating net income per ordinary share — basic (million shares)	21,558	20,980	20,182
Adjustments for dilutive RSUs and share options (million shares)	229	134	177
Weighted average number of shares used in calculating net income per ordinary share — diluted (million shares)	21,787	21,114	20,359

Net income per ordinary share — basic (RMB)	2.87	3.46	3.95
Net income per ordinary share — diluted (RMB)	2.84	3.43	3.91

Earnings per ADS
Net income per ADS — basic (RMB)	22.99	27.65	31.61
Net income per ADS — diluted (RMB)	22.74	27.46	31.24

10.
Restricted cash and escrow receivables

	As of March 31,
	2023	2024
	RMB	RMB
	(in millions)
Buyer protection fund deposits from merchants on the marketplaces (i)	32,962	30,924
Others	3,462	7,375
	36,424	38,299

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

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2022, 2023 AND 2024

11.
Equity securities and other investments

	As of March 31, 2023
	Original cost	Cumulative net gains (losses)	Carrying value
	RMB	RMB	RMB
	(in millions)
Equity securities:
Listed equity securities	107,535	216	107,751
Investments in privately held companies	97,701	(10,664)	87,037
Debt investments:
Debt securities and loan investments	22,210	(7,105)	15,105
Other treasury investments	40,736	—	40,736
	268,182	(17,553)	250,629

	As of March 31, 2024
	Original cost	Cumulative net losses	Carrying value
	RMB	RMB	RMB
	(in millions)
Equity securities:
Listed equity securities	92,456	(25,275)	67,181
Investments in privately held companies	110,863	(14,385)	96,478
Debt investments:
Debt securities and loan investments	20,723	(9,641)	11,082
Other treasury investments	106,150	—	106,150
	330,192	(49,301)	280,891

Details of the significant additions during the years ended March 31, 2022, 2023 and 2024 are set out in Note 4.

Equity securities

For equity securities which were still held as of March 31, 2022, 2023 and 2024, net unrealized losses, including impairment losses, of RMB25,587 million, RMB29,481 million and RMB28,790 million, respectively, were recognized in interest and investment income, net, for the years ended March 31, 2022, 2023 and 2024.

Investments in privately held companies include equity investments for which the Company elected to account for using the measurement alternative (Note 2(t)), for which the carrying value as of March 31, 2023 and 2024 were RMB79,545 million and RMB89,660 million, respectively.

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

For equity investments accounted for using the measurement alternative as of March 31, 2024, the Company recorded cumulative upward adjustments of RMB20,965 million and cumulative impairments and downward adjustments of RMB32,760 million. For these investments, the Company recorded upward adjustments of RMB8,121 million and impairments and downward adjustments of RMB11,585 million during the year ended March 31, 2024.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2022, 2023 AND 2024

11.
Equity securities and other investments (Continued)

Debt investments

Debt investments include convertible and exchangeable bonds accounted for under the fair value option, for which the fair value as of March 31, 2023 and 2024 were RMB7,167 million and RMB3,344 million, respectively. The aggregate fair value of these convertible and exchangeable bonds was lower than their aggregate unpaid principal balance as of March 31, 2023 and 2024 by RMB2,993 million and RMB4,607 million, respectively. Unrealized losses recorded on these convertible and exchangeable bonds in the consolidated income statements were RMB3,112 million, RMB262 million and RMB1,225 million during the years ended March 31, 2022, 2023 and 2024, respectively.

Debt investments also include debt investments accounted for at amortized cost, for which the allowance for credit losses as of March 31, 2023 and 2024 were RMB4,085 million and RMB5,034 million, respectively.

During the years ended March 31, 2022, 2023 and 2024, impairment losses (reversal of impairment losses) on these debt investments of RMB3,225 million, RMB(356) million and RMB872 million, respectively, were recorded in interest and investment income, net in the consolidated income statements.

During the year ended March 31, 2023, there were modifications, including alignment of the maturity date and adjustments of numbers of collateral, to loans provided to a shareholder of an equity method investee with principal amount of RMB4,931 million. As of March 31, 2023, repayment of the modified loan is expected to be provided substantially through the sale of collateral, while as of March 31, 2024, repayment of another loan with principal amount of RMB596 million and the modified loan are expected to be provided substantially through the sale of collateral. Expected credit losses for these loans were assessed on an individual basis, based on the fair value of the corresponding shares pledged as collateral as of the reporting date, adjusted for selling costs as appropriate. The fair value of the collateral as of March 31, 2023 and 2024 were RMB3,574 million and RMB3,304 million, respectively. There is no commitment to lend additional funds.

The carrying amount of debt investments accounted for at amortized cost approximates their fair value due to the fact that the related effective interest rates approximate rates currently offered by financial institutions for similar debt instruments of comparable maturities.

Other treasury investments mainly comprise of investments in fixed deposits, certificates of deposits and marketable debt securities with original maturities over one year for treasury purposes.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2022, 2023 AND 2024

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

Fair value of listed equity investments are based on quoted prices in active markets for identical assets or liabilities. The valuation of unlisted equity investments that do not have a quoted price may include the use of market and income valuation approaches and the use of estimates, which may include discount rates, investees’ liquidity and financial performance, and market data of comparable companies in similar industries. Certain other financial instruments, such as interest rate swap contracts and certain option agreements, are valued based on inputs derived from or corroborated by observable market data. Valuations of convertible and exchangeable bonds that do not have a quoted price are generally performed using valuation models such as the binomial model with unobservable inputs including risk-free interest rate and expected volatility. The valuation of contingent consideration is performed using an expected cash flow method with unobservable inputs including the probability to achieve the contingencies, which is assessed by the Company, in connection with the contingent consideration arrangements. Investments in privately held companies for which the Company elected to record using the measurement alternative are remeasured on a non-recurring basis, and are categorized within Level 3 under the fair value hierarchy. The values are estimated based on valuation methods using the observable transaction price at the transaction date and considering the rights and obligations of the securities and other unobservable inputs including volatility.

The following table summarizes the Company’s assets and liabilities that are measured at fair value on a recurring basis and are categorized under the fair value hierarchy:

	As of March 31, 2023
	Level 1	Level 2	Level 3	Total
	RMB	RMB	RMB	RMB
	(in millions)
Assets
Time deposits and certificate of deposits (i)	—	332,971	—	332,971
Wealth management products (i)	—	34,257	—	34,257
Restricted cash and escrow receivables	36,424	—	—	36,424
Listed equity securities (ii)	107,751	—	—	107,751
Convertible and exchangeable bonds (ii)	—	775	6,392	7,167
Option agreements (iii)	—	646	290	936
Others (v)	162	1,762	6,142	8,066
	144,337	370,411	12,824	527,572
Liabilities
Contingent consideration in relation to investments and acquisitions (iv)	—	—	537	537
Others (iv)	—	182	132	314
	—	182	669	851

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2022, 2023 AND 2024

12.
Fair value measurement (Continued)

	As of March 31, 2024
	Level 1	Level 2	Level 3	Total
	RMB	RMB	RMB	RMB
	(in millions)
Assets
Time deposits and certificate of deposits (i)	—	339,730	—	339,730
Wealth management products (i)	—	20,784	—	20,784
Marketable debt securities (i)	—	8,591	—	8,591
Restricted cash and escrow receivables	38,299	—	—	38,299
Listed equity securities (ii)	67,181	—	—	67,181
Convertible and exchangeable bonds (ii)	—	147	3,197	3,344
Option agreements (iii)	—	90	165	255
Others (v)	—	2,255	5,593	7,848
	105,480	371,597	8,955	486,032
Liabilities
Contingent consideration in relation to investments and acquisitions (iv)	—	—	713	713
Others (iv)	—	24	801	825
	—	24	1,514	1,538

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

Convertible and exchangeable bonds categorized within Level 3 under the fair value hierarchy:

Amounts
RMB
(in millions)
Balance as of March 31, 2022	7,272
Additions	785
Net decrease in fair value	(373)
Disposal	(35)
Conversion	(1,492)
Foreign currency translation adjustments	235
Balance as of March 31, 2023	6,392
Additions	730
Net decrease in fair value	(1,243)
Disposal	(2,645)
Conversion	(107)
Foreign currency translation adjustments	70
Balance as of March 31, 2024	3,197

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2022, 2023 AND 2024

12.
Fair value measurement (Continued)

Contingent consideration in relation to investments and acquisitions categorized within Level 3 under the fair value hierarchy:

Amounts
RMB
(in millions)
Balance as of March 31, 2022	829
Additions	178
Net decrease in fair value	(34)
Payment	(445)
Foreign currency translation adjustments	9
Balance as of March 31, 2023	537
Additions	226
Net increase in fair value	7
Payment	(71)
Foreign currency translation adjustments	14
Balance as of March 31, 2024	713

13.
Prepayments, receivables and other assets

	As of March 31,
	2023	2024
	RMB	RMB
	(in millions)
Current:
Accounts receivable and contract assets, net of allowance	32,134	30,686
Inventories	28,547	25,460
VAT receivables, net of allowance	17,497	19,904
Prepaid cost of revenue, sales and marketing and other expenses	16,794	17,784
Advances to/receivables from customers, merchants and others	14,499	11,508
Amounts due from related companies	9,042	8,257
Interest receivables	5,471	10,055
Deferred direct selling costs and cost of revenue (i)	4,771	6,482
Others	8,317	13,400
	137,072	143,536
Non-current:
Operating lease right-of-use assets	77,428	76,927
Deferred tax assets (Note 7)	15,494	11,361
Film costs and prepayment for licensed copyrights and others	8,905	12,073
Prepayment for acquisition of property and equipment	3,976	11,345
Others	5,123	4,396
	110,926	116,102

(i)
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

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2022, 2023 AND 2024

14.
Investments in equity method investees

Amounts
RMB
(in millions)

Balance as of March 31, 2022	219,642
Additions	4,990
Share of results, other comprehensive income and other reserves (i)	677
Disposals	(1,192)
Distributions (ii)	(11,645)
Transfers	1,046
Impairment loss (iii)	(8,310)
Foreign currency translation adjustments	2,172
Balance as of March 31, 2023	207,380
Additions	3,605
Share of results, other comprehensive income and other reserves (i)	2,739
Disposals	(1,069)
Distributions	(1,258)
Transfers	32
Impairment loss (iii)	(9,895)
Foreign currency translation adjustments	1,597
Balance as of March 31, 2024	203,131

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
(ii)
Includes dividend declared by Ant Group amounting to RMB10,519 million for the year ended March 31, 2023.
(iii)
Impairment loss recorded represents other-than-temporary decline in fair value below the carrying value of the investments in equity method investees. The valuation inputs for the fair value measurement with respect to the impairments include the stock price for equity method investees that are listed, as well as certain unobservable inputs that are not subject to meaningful aggregation.

As of March 31, 2024, equity method investments with an aggregate carrying amount of RMB26,519 million are publicly traded and the total market value of these investments amounted to RMB28,364 million. As of March 31, 2024, the Company’s retained earnings included undistributed earnings from equity method investees of RMB47,770 million.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2022, 2023 AND 2024

14.
Investments in equity method investees (Continued)

For the years ended March 31, 2022, 2023 and 2024, equity method investments held by the Company in aggregate have met the significance criteria as defined under Rule 4-08(g) of Regulation S-X. As such, the Company is required to present summarized financial information for all of its equity method investments as a group as follows:

	Year ended March 31,
	2022	2023	2024
	RMB	RMB	RMB
	(in millions)
Operating data:
Revenue	541,712	441,495	451,861
Cost of revenue	(371,076)	(297,895)	(312,422)
Income from operations	38,006	27,163	56,646
Net income (loss)	113,970	(86,761)	75,820

	As of March 31,
	2023	2024
	RMB	RMB
	(in millions)
Balance sheet data:
Current assets	591,660	619,857
Non-current assets	803,288	788,137
Current liabilities	409,055	469,259
Non-current liabilities	115,399	83,997
Noncontrolling interests and mezzanine equity	14,023	13,863

15.
Property and equipment, net

	As of March 31,
	2023	2024
	RMB	RMB
	(in millions)
Building, property improvements and other property	123,276	135,132
Computer equipment and software	100,563	117,458
Construction in progress	45,129	42,677
Furniture, office and transportation equipment and others	21,631	20,367
	290,599	315,634
Less: accumulated depreciation and impairment	(114,568)	(130,473)
Net book value	176,031	185,161

Depreciation expenses recognized for the years ended March 31, 2022, 2023 and 2024 were RMB25,470 million, RMB24,654 million and RMB23,344 million, respectively.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2022, 2023 AND 2024

16.
Intangible assets, net

	As of March 31,
	2023	2024
	RMB	RMB
	(in millions)
User base and customer relationships	48,155	48,863
Trade names, trademarks and domain names	39,301	39,687
Non-compete agreements	12,636	11,815
Developed technology and patents	6,639	7,166
Licensed copyrights (Note 2(x)) and others	8,893	9,586
	115,624	117,117
Less: accumulated amortization and impairment	(68,711)	(90,167)
Net book value	46,913	26,950

During the years ended March 31, 2022, 2023 and 2024, the Company acquired intangible assets amounting to RMB1,000 million, RMB285 million and RMB602 million, respectively, in connection with business combinations, which were measured at fair value upon acquisition. Details of intangible assets acquired in connection with business combinations are included in Note 4.

During the year ended March 31, 2024, considered lower than expected profitability as a result of uncertainties in the market environment, the Company recognized impairment on intangible assets of RMB12,089 million primarily relating to trade names, trademarks and domain names originated from the acquisition of Sun Art, an asset group under All others segment. The fair value of the asset group is determined based on its market capitalization.

The estimated aggregate amortization expenses for each of the five succeeding fiscal years and thereafter are as follows:

Amounts
RMB
(in millions)
For the year ending March 31,
2025	7,699
2026	3,974
2027	3,281
2028	2,854
2029	2,010
Thereafter	7,132
26,950

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2022, 2023 AND 2024

17.
Goodwill

Changes in the carrying amount of goodwill by segment for the years ended March 31, 2023 and 2024 were as follows:

			Alibaba	Cainiao		Digital
	Taobao		International	Smart		Media
	and	Cloud	Digital	Logistics	Local	and	Innovation
	Tmall	Intelligence	Commerce	Network	Services	Entertainment	Initiatives
	Group	Group	Group	Limited	Group	Group	and others	All others	Total
Balance as of March 31, 2022	174,947	3,063	17,461	16,346	20,292	33,532	3,940	—	269,581
Additions	—	394	97	85	—	7	—	—	583
Impairment	—	—	—	—	—	(2,714)	—	—	(2,714)
Foreign currency translation adjustments	9	33	593	6	—	—	—	—	641
Balance as of March 31, 2023	174,956	3,490	18,151	16,437	20,292	30,825	3,940	—	268,091
Transfer due to segment changes	(9,937)	—	—	—	—	(10,734)	(3,940)	24,611	—
Additions	33	124	1,470	—	155	—	—	—	1,782
Deconsolidations	(107)	—	—	—	—	—	—	(7)	(114)
Impairment (i)	—	—	—	—	—	(8,490)	—	(2,031)	(10,521)
Foreign currency translation adjustments	—	24	412	5	—	—	—	—	441
Balance as of March 31, 2024	164,945	3,638	20,033	16,442	20,447	11,601	—	22,573	259,679

(i)
As of the annual goodwill impairment assessment date, considered the changes in market conditions, the Company performed a quantitative impairment test on Youku, a reporting unit under Digital Media and Entertainment Group and recognized an impairment charge of RMB8,490 million. The fair value of the reporting unit was determined based on the discounted cash flow analysis using the assumptions including the future growth rates and the weighted average cost of capital.

Gross goodwill balances were RMB300,425 million and RMB302,534 million as of March 31, 2023 and 2024, respectively. Accumulated impairment losses were RMB32,334 million and RMB42,855 million as of March 31, 2023 and 2024, respectively.

In the annual goodwill impairment assessment, the Company concluded that the carrying amounts of certain reporting units exceeded their respective fair values and recorded impairment losses of RMB25,141 million, RMB2,714 million and RMB10,521 million during the years ended March 31, 2022, 2023 and 2024, respectively. The goodwill impairment is presented as an unallocated item in the segment information (Note 26) because the CODM of the Company does not consider this as part of the segment operating performance measure.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2022, 2023 AND 2024

18.
Deferred revenue and customer advances

Deferred revenue and customer advances primarily represent service fees prepaid by merchants or customers for which the relevant services have not been provided. The respective balances are as follows:

	As of March 31,
	2023	2024
	RMB	RMB
	(in millions)
Deferred revenue	35,350	37,142
Customer advances	39,505	39,745
	74,855	76,887
Less: current portion	(71,295)	(72,818)
Non-current portion	3,560	4,069

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

19.
Accrued expenses, accounts payable and other liabilities

	As of March 31,
	2023	2024
	RMB	RMB
	(in millions)
Current:
Payables and accruals for cost of revenue and sales and marketing expenses	103,369	118,057
Other deposits and advances received (i)	54,964	54,508
Payable to merchants and third party marketing affiliates	31,425	32,989
Accrued bonus and staff costs, including sales commission	29,000	29,631
Payables and accruals for purchases of property and equipment	15,625	19,840
Amounts due to related companies (ii)	10,383	9,503
Other taxes payable (iii)	6,997	7,934
Operating lease liabilities (Note 6)	5,667	5,871
Contingent and deferred consideration in relation to investments and acquisitions	901	1,094
Escrow money payable	107	79
Others	17,512	18,377
	275,950	297,883
Non-current:
Operating lease liabilities (Note 6)	28,548	28,967
Contingent and deferred consideration in relation to investments and acquisitions	1,058	1,473
Others	773	1,427
	30,379	31,867

(i)
Other deposits and advances received as of March 31, 2023 and 2024 include buyer protection fund deposits received from merchants on the Company’s marketplaces (Note 10).
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

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2022, 2023 AND 2024

19.
Accrued expenses, accounts payable and other liabilities (Continued)

The Company enters into agreements with several financial institutions and offer supplier finance program to the Company’s suppliers. Suppliers can sell one or more of the Company’s payment obligations at their sole discretion to the financial institutions to receive funds prior to the scheduled due dates to meet their cash flow needs. The Company’s rights and obligations are not impacted and the original payment terms, timing or amount, remain unchanged. The Company did not provide assets pledged as security or other forms of guarantees under the supplier finance program. As of March 31, 2023 and 2024, the outstanding payment obligations under the supplier finance program were RMB1,962 million and RMB2,302 million, respectively, and are recorded within accrued expenses, accounts payable and other liabilities on the consolidated balance sheets.

20.
Bank borrowings

Bank borrowings are analyzed as follows:

	As of March 31,
	2023	2024
	RMB	RMB
	(in millions)
Current portion:
Short-term other borrowings (i)	7,466	12,749
Non-current portion:
US$4.0 billion syndicated loan denominated in US$ (ii)	27,393	28,828
Long-term other borrowings (iii)	24,630	26,858
	52,023	55,686

(i)
As of March 31, 2023 and 2024, the Company had short-term borrowings from banks which were repayable within one year or on demand and charged interest rates ranging from 1.6% to 12.5% and 1.4% to 4.6% per annum, respectively. As of March 31, 2023 and 2024, the weighted average interest rate of these borrowings was 2.7% and 2.6% per annum, respectively. The borrowings are primarily denominated in RMB.
(ii)
As of March 31, 2023 and 2024, the Company had a US$4.0 billion syndicated loan, which was initially entered into with a group of eight lead arrangers. The loan was priced at 85 basis points over LIBOR with maturity in May 2024. During the year ended March 31, 2024, the loan terms were modified such that the interest rate of the loan was adjusted to 80 basis points over Secured Overnight Financing Rate (“SOFR”) with a credit adjustment spread and the maturity of the loan was extended to May 2028. Certain related floating interest payments are hedged by certain interest rate swap contracts entered into by the Company. The proceeds of the loan were used for general corporate and working capital purposes (including acquisitions).
(iii)
As of March 31, 2023 and 2024, the Company had long-term borrowings from banks with weighted average interest rates of 3.8% and 3.5% per annum, respectively. The borrowings are primarily denominated in RMB.

Certain other bank borrowings are collateralized by a pledge of certain buildings and property improvements, construction in progress and land use rights in the PRC and receivables with carrying values of RMB23,767 million and RMB34,056 million, as of March 31, 2023 and 2024, respectively. As of March 31, 2024, the Company is in compliance with all covenants in relation to bank borrowings.

As of March 31, 2023 and 2024, the Company had a revolving credit facility provided by certain financial institutions for an amount of US$6.5 billion, which has not yet been drawn down. The interest rate on any outstanding utilized amount under this credit facility was calculated based on LIBOR plus 80 basis points, and was adjusted to SOFR with a credit adjustment spread plus 80 basis points in May 2023. This facility is reserved for general corporate and working capital purposes (including acquisitions). The expiration date of the credit facility was June 2026.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2022, 2023 AND 2024

20.
Bank borrowings (Continued)

As of March 31, 2024, the borrowings will be due according to the following schedule:

Principal amounts
RMB
(in millions)
Within 1 year	12,749
Between 1 to 2 years	4,807
Between 2 to 3 years	3,745
Between 3 to 4 years	5,242
Between 4 to 5 years	30,078
Beyond 5 years	11,894
68,515

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

The following table provides a summary of the Company’s unsecured senior notes as of March 31, 2023 and 2024:

	As of March 31,		Effective
	2023	2024	interest rate
	RMB	RMB
	(in millions)
US$700 million 2.800% notes due 2023	4,800	—	2.90%
US$2,250 million 3.600% notes due 2024	15,410	16,252	3.68%
US$2,550 million 3.400% notes due 2027	17,397	18,352	3.52%
US$1,500 million 2.125% notes due 2031	10,234	10,791	2.20%
US$700 million 4.500% notes due 2034	4,754	5,013	4.60%
US$1,000 million 4.000% notes due 2037	6,807	7,176	4.06%
US$1,000 million 2.700% notes due 2041	6,761	7,129	2.80%
US$1,750 million 4.200% notes due 2047	11,898	12,540	4.25%
US$1,500 million 3.150% notes due 2051	10,206	10,757	3.19%
US$1,000 million 4.400% notes due 2057	6,795	7,161	4.44%
US$1,000 million 3.250% notes due 2061	6,803	7,170	3.28%
Carrying value	101,865	102,341
Unamortized discount and debt issuance costs	665	644
Total principal amounts of unsecured senior notes	102,530	102,985
Less: current portion of principal amounts of unsecured senior notes	(4,801)	(16,261)
Non-current portion of principal amounts of unsecured senior notes	97,729	86,724

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2022, 2023 AND 2024

21.
Unsecured senior notes (Continued)

The effective interest rates for the unsecured senior notes include the interest charged on the notes as well as amortization of the debt discounts and debt issuance costs.

The unsecured senior notes contain covenants including, among others, limitation on liens, consolidation, merger and sale of the Company’s assets. As of March 31, 2024, the Company is in compliance with all these covenants. In addition, the unsecured senior notes rank senior in right of payment to all of the Company’s existing and future indebtedness expressly subordinated in right of payment to the notes and rank at least equally in right of payment with all of the Company’s existing and future unsecured unsubordinated indebtedness (subject to any priority rights pursuant to applicable law).

As of March 31, 2024, the future principal payments for the Company’s unsecured senior notes will be due according to the following schedule:

Principal amounts
RMB
(in millions)
Within 1 year	16,261
Between 1 to 2 years	—
Between 2 to 3 years	—
Between 3 to 4 years	18,429
Between 4 to 5 years	—
Thereafter	68,295
102,985

As of March 31, 2023 and 2024, the fair values of the Company’s unsecured senior notes, based on Level 2 inputs, were US$12,523 million (RMB85,886 million) and US$11,999 million (RMB86,719 million), respectively.

22.
Related party transactions

During the years ended March 31, 2022, 2023 and 2024, other than disclosed elsewhere, the Company had the following material related party transactions:

Transactions with Ant Group and its affiliates

	Year ended March 31,
	2022	2023	2024
	RMB	RMB	RMB
	(in millions)
Amounts earned by the Company
Cloud services revenue (i)	5,536	8,409	8,814
Administrative and support services (i)	1,165	565	807
Annual fee for SME loan business (ii)	708	—	—
Marketplace software technology services fee and other amounts earned (i)	2,358	2,831	3,244
	9,767	11,805	12,865

Amounts incurred by the Company
Payment processing and escrow services fee (iii)	11,824	12,484	13,164
Other amounts incurred (i)	3,542	2,271	3,050
	15,366	14,755	16,214

(i)
The Company has other commercial arrangements and cost sharing arrangements with Ant Group and its affiliates on various sales and marketing, cloud, and other administrative and support services.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2022, 2023 AND 2024

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

As of March 31, 2023 and 2024, the Company had certain amounts of cash held in accounts managed by Alipay in connection with the provision of online and mobile commerce and related services for a total amount of RMB7,080 million and RMB9,848 million, respectively, which have been classified as cash and cash equivalents on the consolidated balance sheets.

Transactions with other investees

The Company has commercial arrangements with certain investees of the Company related to cloud services. In connection with these services provided by the Company, RMB1,826 million, RMB1,462 million and RMB984 million were recorded in revenue in the consolidated income statements for the years ended March 31, 2022, 2023 and 2024, respectively.

The Company has commercial arrangements with certain investees of the Company related to marketing services. In connection with these services provided to the Company, RMB976 million, RMB382 million and RMB736 million were recorded in cost of revenue and sales and marketing expenses in the consolidated income statements for the years ended March 31, 2022, 2023 and 2024, respectively.

The Company has commercial arrangements with certain investees of the Company related to logistics services. In connection with these services provided by the Company, RMB1,728 million, RMB1,140 million and RMB2,540 million were recorded in revenue in the consolidated income statements for the years ended March 31, 2022, 2023 and 2024, respectively. Costs and expenses incurred in connection with these services provided to the Company of RMB13,120 million, RMB14,750 million and RMB14,864 million were recorded in the consolidated income statements for the same periods, respectively.

The Company has extended loans to certain investees for working capital and other uses in conjunction with the Company’s investments. As of March 31, 2023 and 2024, the aggregate outstanding balance of these loans was RMB2,345 million and RMB2,628 million, respectively, with remaining terms of up to three years and interest rates of up to 10% per annum as of March 31, 2023, and remaining terms of up to two years and interest rates of up to 10% per annum as of March 31, 2024.

The Company provided a guarantee for a term loan facility of HK$7.7 billion (RMB7.0 billion) in favor of Hong Kong Cingleot Investment Management Limited (“Cingleot”), a company that is partially owned by the Company, in connection with a logistics center development project at the Hong Kong International Airport. As of March 31, 2023 and 2024, HK$5,233 million (RMB4,581 million) and HK$5,233 million (RMB4,744 million) was drawn down by Cingleot under this facility, respectively. In May 2024, the loan facility was modified to a revolving loan facility and the facility amount was reduced to HK$6.5 billion (RMB5.9 billion).

The Company’s ecosystem offers different platforms on which different enterprises operate and the Company believes that all transactions on the Company’s platforms are conducted on terms determined based on normal commercial negotiation with similar unrelated parties.

Other than the transactions disclosed above or elsewhere in the consolidated financial statements, the Company has commercial arrangements with other investees and other related parties to provide and receive certain marketing, cloud and other services and products. The amounts relating to these services provided and received represent less than 1% of the Company’s revenue and total costs and expenses, respectively, for the years ended March 31, 2022, 2023 and 2024.

In addition, the Company has made certain acquisitions and equity investments together with related parties from time to time during the years ended March 31, 2022, 2023 and 2024. The agreements for acquisitions and equity investments were entered into

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2022, 2023 AND 2024

by the parties involved and conducted on fair value basis. The significant acquisitions and equity investments together with related parties are included in Note 4.

23.
Restricted net assets

PRC laws and regulations permit payments of dividends by the Company’s subsidiaries incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Company’s subsidiaries incorporated in the PRC are required to annually appropriate 10% of their net income to the statutory reserve prior to payment of any dividends, unless the reserve has reached 50% of their respective registered capital. Furthermore, registered share capital and capital reserve accounts are also restricted from distribution. As a result of the restrictions described above and elsewhere under PRC laws and regulations, the Company’s subsidiaries incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Company in the form of dividends. The restriction amounted to RMB316,968 million as of March 31, 2024. Except for the above or disclosed elsewhere, there is no other restriction on the use of proceeds generated by the Company’s subsidiaries to satisfy any obligations of the Company.

24.
Commitments
(a)
Capital commitments

The Company’s capital commitments primarily relate to capital expenditures contracted for purchase of property and equipment, including the construction of corporate campuses. Total capital commitments contracted but not provided for amounted to RMB21,924 million and RMB18,372 million as of March 31, 2023 and 2024, respectively. The capital expenditures contracted for are analyzed as follows:

	As of March 31,
	2023	2024
	RMB	RMB
	(in millions)
No later than 1 year	16,826	11,884
Later than 1 year and no later than 5 years	5,092	6,486
More than 5 years	6	2
	21,924	18,372

(b)
Investment commitments

The Company was obligated to pay up to RMB11,570 million and RMB11,166 million for business combinations and equity investments under various arrangements as of March 31, 2023 and 2024, respectively. The commitment balance as of March 31, 2023 and 2024 primarily includes the remaining committed capital of certain investment funds.

(c)
Other commitments

The Company also has other commitments including commitments for co-location and bandwidth fees, licensed copyrights and marketing expenses. These commitments are analyzed as follows:

	As of March 31,
	2023	2024
	RMB	RMB
	(in millions)
No later than 1 year	37,210	40,243
Later than 1 year and no later than 5 years	21,288	21,471
More than 5 years	3,559	4,366
	62,057	66,080

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2022, 2023 AND 2024

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
(b)
The PRC market in which the Company operates poses certain macro-economic and regulatory risks and uncertainties. These uncertainties extend to the ability of the Company to operate or invest in online and mobile commerce or other Internet related businesses, representing the principal services provided by the Company, in the PRC. The information and technology industries are highly regulated. Restrictions are currently in place or are unclear regarding what specific segments of these industries foreign owned enterprises, like the Company, may operate. If new or more extensive restrictions were imposed on the segments in which the Company is permitted to operate, the Company could be required to sell or cease to operate or invest in some or all of its current businesses in the PRC. These uncertainties also extend to the PRC’s regulations relating to anti-monopoly and anti-unfair competition. In December 2020, the State Administration for Market Regulation of the PRC (the “SAMR”) commenced an investigation on the Company pursuant to the PRC Anti-monopoly Law. Following the investigation, in April 2021, the SAMR issued an administrative penalty decision of the anti-monopoly investigation into the Company and imposed a fine of RMB18.2 billion, which was accrued for as of March 31, 2021. The amount had been paid as of March 31, 2022. The SAMR also issued an administrative guidance, instructing the Company to implement a comprehensive rectification program, and to file a self-assessment and compliance report to the SAMR for three consecutive years.
(c)
Because of the Company’s equity interest in and close association with Ant Group and overlapping user bases, regulatory developments, litigation or proceedings, media and other reports, whether or not true, and other events that affect Ant Group could also negatively affect customers’, regulators’, investors’ and other third parties’ perception of the Company. In April 2021, Ant Group announced that it would apply to set up a financial holding company to ensure its financial-related businesses are fully regulated. To implement the rectification plan and comply with applicable new measures and rules, Ant Group may be required to spend significant time and resources and make changes to its businesses, which could materially and adversely affect its business operations and growth prospects. In July 2023, PRC regulators announced a RMB7.07 billion fine for Ant Group, which was also reflected in the Company’s share of results of equity method investees during the year ended March 31, 2024 and Ant Group has completed the related work on the rectification. Changes in Ant Group’s business and future prospects, or speculation of such changes, as well as additional regulatory requirements placed on Ant Group, could in turn have a material adverse effect on the Company.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2022, 2023 AND 2024

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
(f)
Financial instruments that potentially subject the Company to significant concentration of credit risk consist principally of cash and cash equivalents, short-term investments, restricted cash and equity securities and other investments. As of March 31, 2023 and 2024, substantially all of the Company’s cash and cash equivalents, restricted cash, short-term investments and other treasury investments were held by major financial institutions located worldwide, including Chinese mainland and Hong Kong S.A.R. If the financial institutions and other issuers of financial instruments held by the Company could become insolvent or if the markets for these instruments could become illiquid as a result of a severe economic downturn, the Company could lose some or all of the value of its investments.
(g)
During the years ended March 31, 2022, 2023 and 2024, the Company offered a trade assurance program on the international wholesale marketplaces at no charge to the wholesale buyers and sellers. If the wholesale sellers who participate in this program do not deliver the products in their stated specifications to the wholesale buyers on schedule, the Company may compensate the wholesale buyers for their losses on behalf of the wholesale sellers up to a pre-determined amount following a review of each particular case. In turn, the Company will seek a full reimbursement from the wholesale sellers for the prepaid reimbursement amount, yet the Company is exposed to a risk over the collectability of the reimbursement from the wholesale sellers. During the years ended March 31, 2022, 2023 and 2024, the Company did not incur any material losses with respect to the compensation provided under this program. Given that the maximum compensation for each wholesale seller is pre-determined based on their individual risk assessments by the Company considering their credit profile or other relevant information, the Company determined that the likelihood of material default on the payments are not probable and therefore no provisions have been made in relation to this program.
(h)
In the ordinary course of business, the Company is from time to time involved in legal proceedings and litigations in relation to disputes relating to trademarks and other intellectual property, among others. In 2017, Beijing Jingdong Shiji Trading Co., Ltd. and Beijing Jingdong 360 E-commerce Co., Ltd. sued Tmall China, Zhejiang Tmall Network Co., Ltd. and Alibaba Group Holding Limited for abuse of dominant market position. The plaintiffs requested the three defendants to cease relevant acts and claimed a substantial amount of damages in the original complaint. In March 2021, the plaintiffs amended their claim to seek higher damages. In December 2023, the Beijing High People’s Court issued a judgment in favor of the plaintiffs, and the Company has appealed the court judgment. As of March 31, 2024, the case is in second-instance stage. The Company has accrued for the potential damages in connection with this lawsuit. Except for the above, there are no legal proceedings and litigations that have in the recent past had, or to the Company’s knowledge, are probable to have, a material impact on the Company’s financial positions, results of operations or cash flows. Except for the above, the Company did not accrue any material loss contingencies in this respect as of March 31, 2023 and 2024.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2022, 2023 AND 2024

25.
Risks and contingencies (Continued)
(i)
The Russia-Ukraine conflict has resulted in significant disruptions to supply chains, logistics and business activities in the region that has negatively affected our international commerce business and Cainiao’s international logistics business. The conflict has also caused, and continues to intensify, significant geopolitical tensions in Europe and across the globe. The resulting sanctions imposed are expected to have significant impacts on the economic conditions of the countries and markets targeted by such sanctions, and may have unforeseen, unpredictable secondary effects on global energy prices, supply chains and other aspects of the global economy. The conflict may adversely affect the Company’s business, financial condition and results of operations.
(j)
The United Nations and a number of countries and jurisdictions, including China, the United States and the EU, have adopted various export control and economic or trade sanction regimes. In particular, the United States government and other governments have increasingly threatened and/or imposed export control, as well as economic trade and other sanctions on a number of China-based companies. In October 2023, the United States Department of Commerce’s Bureau of Industry and Security released additional rules that became effective in November 2023, expanding and strengthening export control measures to further restrict China’s access to advanced computing chips and semiconductor manufacturing equipment. The United States and other countries may impose other and more expansive restrictions on the sales of chips or other technologies to China and China-based companies, including the Company, in future.
26.
Segment information

Starting from the year ended March 31, 2024, the CODM started to review information under a new reporting structure. Accordingly, segment reporting has been updated to conform to these changes and segment information has been updated to be presented before elimination of inter-segment transactions. Comparative figures for the years ended March 31, 2022 and 2023 were updated to conform to the segment presentation for the year ended March 31, 2024.

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

The following table presents the summary of adjusted earnings before interest, taxes and amortization (“Adjusted EBITA”) for each segment which is considered as a segment operating performance measure, for the years ended March 31, 2022, 2023 and 2024:

	Year ended March 31,
	2022	2023	2024
	RMB	RMB	RMB
	(in millions)
Taobao and Tmall Group	192,218	189,140	194,827
Cloud Intelligence Group	3,744	4,101	6,121
Alibaba International Digital Commerce Group	(8,614)	(4,944)	(8,035)
Cainiao Smart Logistics Network Limited	(1,465)	(391)	1,402
Local Services Group	(20,059)	(13,148)	(9,812)
Digital Media and Entertainment Group	(5,509)	(2,789)	(1,539)
All others	(16,295)	(9,388)	(9,160)
Total segments Adjusted EBITA (i)	144,020	162,581	173,804

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2022, 2023 AND 2024

26.
Segment information (Continued)

The following table presents the reconciliation from the total segments Adjusted EBITA to the consolidated net income for the years ended March 31, 2022, 2023 and 2024:

	Year ended March 31,
	2022	2023	2024
	RMB	RMB	RMB
	(in millions)
Total segments Adjusted EBITA	144,020	162,581	173,804
Unallocated (ii)	(12,672)	(12,143)	(6,190)
Inter-segment elimination	(951)	(2,527)	(2,586)
Share-based compensation expense	(23,971)	(30,831)	(18,546)
Amortization and impairment of intangible assets	(11,647)	(13,504)	(21,592)
Impairment of goodwill, and others	(25,141)	(3,225)	(11,540)
Consolidated income from operations	69,638	100,351	113,350
Interest and investment income, net	(15,702)	(11,071)	(9,964)
Interest expense	(4,909)	(5,918)	(7,947)
Other income, net	10,523	5,823	6,157
Income tax expenses	(26,815)	(15,549)	(22,529)
Share of results of equity method investees	14,344	(8,063)	(7,735)
Consolidated net income	47,079	65,573	71,332

The following table presents the consolidated depreciation and impairment of property and equipment, and operating lease cost relating to land use rights by segment for the years ended March 31, 2022, 2023 and 2024:

	Year ended March 31,
	2022	2023	2024
	RMB	RMB	RMB
	(in millions)
Taobao and Tmall Group	450	345	464
Cloud Intelligence Group	16,572	16,589	14,335
Alibaba International Digital Commerce Group	593	712	961
Cainiao Smart Logistics Network Limited	733	909	1,254
Local Services Group	137	106	113
Digital Media and Entertainment Group	58	55	45
All others	7,702	7,104	7,278
Total segments depreciation and impairment of property and equipment, and operating lease cost relating to land use rights	26,245	25,820	24,450

(i)
Adjusted EBITA represents net income before interest and investment income, net, interest expense, other income, net, income tax expenses, share of results of equity method investees, share-based compensation expense, amortization and impairment of intangible assets, impairment of goodwill, and others, which the Company does not believe are reflective of the Company's core operating performance during the periods presented.
(ii)
Unallocated primarily relates to certain costs incurred by corporate functions and other miscellaneous items that are not allocated to individual segments.

Details of the Company's revenue by segment are set out in Note 5. As substantially all of the Company’s long-lived assets are located in the PRC and substantially all of the Company’s revenue is derived from within the PRC, no geographical information is presented.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2022, 2023 AND 2024

27.
Parent company only condensed financial information

The Company performed a test on the restricted net assets of its consolidated subsidiaries and VIEs in accordance with Rule 4-08(e)(3) of Regulation S-X and concluded that it was applicable for the Company to disclose the financial information for the parent company ("Alibaba Group Holding Limited") only.

Condensed Balance Sheets

	As of March 31,
	2023	2024
	RMB	RMB
	(in millions)
Cash and cash equivalents	576	1,114
Amounts due from subsidiaries	99,536	49,096
Prepayments and other assets	868	527
Interest in subsidiaries and VIEs	1,123,451	1,180,705
Total assets	1,224,431	1,231,442
Current unsecured senior notes	4,800	16,252
Amounts due to subsidiaries	103,507	110,867
Accrued and other liabilities	2,009	2,862
Non-current bank borrowings	27,393	28,828
Non-current unsecured senior notes	97,065	86,089
Total liabilities	234,774	244,898
Ordinary shares	1	1
Additional paid-in capital	416,880	397,999
Treasury shares, at cost	(28,763)	(27,684)
Subscription receivables	(49)	—
Statutory reserves	12,977	14,733
Accumulated other comprehensive (loss) income	(10,417)	3,598
Retained earnings	599,028	597,897
Total shareholders’ equity	989,657	986,544
Total liabilities and equity	1,224,431	1,231,442

Condensed Statements of Comprehensive Income

	For the year ended March 31,
	2022	2023	2024
	RMB	RMB	RMB
	(in millions)
Total cost and expenses	(444)	(846)	(327)
Income from subsidiaries and VIEs	63,745	84,000	86,057
Income from operations	63,301	83,154	85,730
Interest expense	(3,976)	(4,696)	(5,415)
Other income and expenses	2,634	(5,949)	(574)
Net income	61,959	72,509	79,741
Other comprehensive (loss) income	(13,616)	23,379	14,340
Total comprehensive income	48,343	95,888	94,081

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2022, 2023 AND 2024

27.
Parent company only condensed financial information (Continued)

Condensed Statements of Cash Flows

	Year ended March 31,
	2022	2023	2024
	RMB	RMB	RMB
	(in millions)
Net cash (used in) provided by operating activities	(4,739)	71,885	93,308
Cash flows from investing activities:
(Advances to and investments in) Repayments from subsidiaries and VIEs, and others	(20,188)	(12,290)	11,838
Net cash (used in) provided by investing activities	(20,188)	(12,290)	11,838
Cash flows from financing activities:
Issuance of ordinary shares	109	11	843
Advances from subsidiaries	95,621	15,296	6,195
Repurchase of ordinary shares	(61,225)	(74,746)	(88,745)
Dividend distribution	—	—	(17,946)
Repayment of unsecured senior notes	(9,585)	—	(5,013)
Net cash provided by (used in) financing activities	24,920	(59,439)	(104,666)
Effect of exchange rate changes on cash and cash equivalents	(36)	33	58
(Decrease) Increase in cash and cash equivalents	(43)	189	538
Cash and cash equivalents at the beginning of the year	430	387	576
Cash and cash equivalents at the end of the year	387	576	1,114

For the parent company only condensed financial information, the Company accounted for the investments in subsidiaries and VIEs under the equity method of accounting as prescribed in ASC 323. Such investments are presented on the Condensed Balance Sheets as “Investments in subsidiaries and VIEs” and the shares of profits or losses of the subsidiaries and VIEs are presented as “Income from subsidiaries and VIEs” on the Condensed Statements of Comprehensive Income.

During the years ended March 31, 2022, 2023 and 2024, dividends paid to the parent company by the subsidiaries amounted to nil, RMB75,355 million and RMB98,174 million, respectively.

The parent company did not have significant capital and other commitments, or guarantees as of March 31, 2023 and 2024, except for those disclosed in these consolidated financial statements.

Certain information and footnote disclosures generally included in financial statements prepared in accordance with US GAAP have been condensed and omitted in the parent company only condensed financial information. The parent company only condensed financial information is not the general-purpose financial statements of the reporting entity and should be read in conjunction with the consolidated financial statements of the Company.

28.
Dividends

An annual dividend for the year ended March 31, 2023 of US$0.125 per ordinary share or US$1.00 per ADS was declared on November 16, 2023. The annual dividend of RMB17,946 million was paid during the year ended March 31, 2024.

A two-part dividend comprised of (i) an annual dividend for the year ended March 31, 2024 of US$0.125 per ordinary share or US$1.00 per ADS, and (ii) a one-time extraordinary dividend of US$0.0825 per ordinary share or US$0.66 per ADS, was declared on May 14, 2024.

No dividend was declared for the year ended March 31, 2022.