Form 20-F
period 2025-03-31
Alibaba Group Holding Ltd
filed 2025-06-26
CIK 1577552

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended March 31, 2025
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 18,474,235,708 Ordinary Shares

Indicate by check mark if the registrant is a well‑known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

☐ Yes ☐ No

i

LETTER FROM OUR CHAIRMAN AND OUR CEO

Dear Shareholders,

Fiscal year 2025 marked a year of solid progress as Alibaba Group advanced our “user first, AI-driven” strategy.

This year, we focused on our two core businesses — e-commerce and “AI + Cloud” — which are the twin engines powering our long-term growth. With AI at the heart of our future, we significantly increased investments in cloud computing and AI infrastructure to accelerate innovation and drive the industrial adoption of AI technologies.

We also made disciplined moves to streamline our portfolio, including the divestiture of non-core assets such as Sun Art and Intime. Meanwhile, we steadily improved operating efficiency across our Internet platform businesses. Hujing Digital Media and Entertainment Group and Amap, for instance, each achieved a profitable quarter in fiscal year 2025. As AI unlocks new synergies across our diverse ecosystem, we are adopting a group-wide strategy that optimizes holistic value creation.

In the face of historic opportunities brought by AI, we want to share our forward-looking perspective – our strategic positioning, competitive strengths, and how we intend to capture the next wave of growth.

Strategic Execution and Business Updates

Our first strategic focus, “user first,” continues to guide our Internet platform businesses.

With over 1.1 billion Internet users, China is the world’s largest online retail market, where e-commerce accounts for nearly 27% of total retail consumption. In China commerce, our Taobao and Tmall Group remained focused on user growth and improving user experience. As China’s leading e-commerce platform, we also strengthened the operating environment for merchants, supporting those who offer high-quality products and services. Our efforts to build a sustainable ecosystem that benefits consumers, merchants, and the platform have gained momentum. In fiscal year 2025, we saw a rise in consumer and merchant trust, which in turn fueled business acceleration.

In international commerce, Alibaba International Digital Commerce Group (AIDC) delivered robust revenue growth, driven by the cross-border e-commerce businesses. We enhanced local supply in key markets and diversified our offerings to meet consumer needs across regions worldwide. Operating efficiency continued to improve, and we remain confident in achieving a profitable quarter for our international commerce business in the coming fiscal year.

Our second strategic focus, “AI-driven,” reflects our view of AI as both a core driver of business growth and a transformative force for the future. Over the next decade, AI is expected to reshape every industry. At Alibaba, we are investing aggressively in AI infrastructure and frontier innovation to enhance global competitiveness and generate long-term business momentum.

Alibaba Cloud, our core business that is driven by AI, benefited from surging AI demand. Public cloud revenue growth accelerated, and revenue from AI-related products posted triple-digit growth for seven straight quarters, pushing overall revenue to double-digit growth for the fiscal year.

In foundation models, we are expanding the frontier of model capabilities while remaining committed to open-source development. In April 2025, we released our next-generation Qwen3 model, which ranked among the top models globally on multiple authoritative benchmarks. As of the end of April 2025, over 200 models in the Qwen family series had been open-sourced, generating more than 300 million global downloads and over 100,000 derivative models, making Qwen the world’s largest open-source model family. These achievements reflect our deep expertise in AI research and will help accelerate the adoption of AI across various industries. We believe our open-source strategy will empower global developers to co-create progress in human intelligence and contribute to the long-term goal of artificial general intelligence (AGI).

Across our broader Internet platform ecosystem, we are expanding the application of AI with an open and forward-looking mindset. We believe AI is not only a catalyst for upgrading existing services but also a key to unlocking entirely new user experiences and value.

Capital Management and Shareholder Return

In fiscal year 2025, Alibaba generated strong cash flow from our core businesses. We improved operating efficiency across multiple platform businesses, strengthening the foundations of previously loss-making businesses, a number of which are now on track to profitability. Our disciplined capital allocation efforts helped unlock shareholder value, including significant capital recovery from the divestment of non-core assets such as Sun Art and Intime. This enables us to double down on our core businesses and invest strategically in AI.

To return value to shareholders, we distributed US$4 billion in annual and special dividends for fiscal year 2024 and have announced a total of US$4.6 billion in dividends for fiscal year 2025. In addition, we repurchased US$11.9 billion of our shares, which resulted in 5.1% net reduction in total outstanding shares, driving accretion in earnings per share.

Looking ahead, we remain committed to enhancing shareholder value through multiple avenues.

Investing for the Future

The rapid evolution of AI is ushering in sweeping changes across industries and, with it, unprecedented growth opportunities for Alibaba.

Over the next decade, AI will be the primary driver of incremental value and transformation. For Alibaba, this means developing world-class AI models, pushing the limits of model capabilities, and building a globally competitive AI-enabled cloud infrastructure. Together, these capabilities will position “AI + Cloud” as our key growth engine for the future.

To realize this vision, we are ramping up investments in three key areas: AI and cloud infrastructure, AI foundation models and native applications, and the AI-driven transformation of our existing businesses. In fiscal year 2025, we announced that our planned investment in cloud and AI infrastructure over the next three years will exceed the total investment made in the past decade.

In this new era, Alibaba is strategically well-positioned. We are a key player in the China cloud computing market and the top cloud services provider in Asia Pacific. Alibaba Cloud is expanding its global cloud computing infrastructure and scaling international deployment of AI-related products to support the globalization of Chinese enterprises. This presents significant growth potential. With our talent, technology and resources, we are confident in capturing these opportunities and building “AI + Cloud” into Alibaba’s second growth curve.

As the AI era begins, Alibaba must embrace a startup mindset — thinking boldly and acting decisively to capture and create new opportunities. As we shared with our team and their families on Alibaba Day, we want to reiterate this message to our investors: creation, not preservation, is in Alibaba’s DNA. Today, Alibaba is embarking on a new chapter in the AI era with the heart of an entrepreneur and the ambition to lead.

Joe Tsai	Eddie Wu
Chairman	Chief Executive Officer

June 26, 2025

EXPLANATORY NOTE

This document is our Annual Report on Form 20-F for the fiscal year ended March 31, 2025 (the “2025 Form 20-F”). Reference is made to the English version of our Hong Kong Annual Report for fiscal year 2025 (excluding the consolidated financial statements), which is attached hereto as Exhibit 15.5 (the “2025 Hong Kong Annual Report (adjusted version)”). Only (i) the information included in this 2025 Form 20-F, (ii) the information in the 2025 Hong Kong Annual Report (adjusted version) that we expressly incorporate by reference in this 2025 Form 20-F, and (iii) the exhibits to the 2025 Form 20-F that are required to be filed pursuant to the Form 20-F shall be deemed to be filed with the Securities and Exchange Commission (the “SEC”) for any purpose, including incorporation by reference into any document filed by us pursuant to the Securities Act of 1933, as amended, which incorporates by reference the 2025 Form 20-F. Any information in the 2025 Hong Kong Annual Report (adjusted version) that is not referenced in this 2025 Form 20-F as being incorporated by reference herein shall not be deemed to be so incorporated by reference. For the avoidance of doubt, the information included on www.alibabagroup.com and other websites that appear in this 2025 Form 20-F and the 2025 Hong Kong Annual Report (adjusted version) is not incorporated by reference herein.

References in this 2025 Form 20-F to sections in the 2025 Hong Kong Annual Report (adjusted version) include all information in such sections, including subsections, unless such reference is a reference to a subsection, in which case such reference includes only the information contained in such subsection. To the extent applicable, a reference to our consolidated financial statements in the 2025 Hong Kong Annual Report (adjusted version) should be read as referencing our consolidated financial statement included in this 2025 Form 20-F. Certain terms used in this 2025 Form 20-F are defined in the section titled “Definitions” of the 2025 Hong Kong Annual Report (adjusted version), which are incorporated herein by reference.

CONVENTIONS THAT APPLY TO THIS ANNUAL REPORT ON FORM 20-F

The information set forth in the section titled “Definitions — Conventions that apply to this annual report” of the 2025 Hong Kong Annual Report (adjusted version) is incorporated herein by reference.

Exchange Rate Information

Our reporting currency is the Renminbi. This annual report contains translations of Renminbi and Hong Kong dollar amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise stated, all translations of Renminbi and Hong Kong dollars into U.S. dollars and from U.S. dollars into Renminbi in this annual report were made at a rate of RMB7.2567 to US$1.00 and HK$7.7799 to US$1.00, the respective exchange rates on March 31, 2025 set forth in the H.10 statistical release of the Federal Reserve Board. We make no representation that any Renminbi, Hong Kong dollar or U.S. dollar amounts referred to in this annual report could have been, or could be, converted into U.S. dollars, Renminbi or Hong Kong dollars, as the case may be, at any particular rate or at all.

v

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
•
our continuing investments in our businesses and infrastructure;
•
expected changes in our revenues and certain cost and expense items and our margins;
•
fluctuations in general economic and business conditions, such as inflation and interest rates, in China and globally;
•
geopolitical tensions and national trade, investment, protectionist and other policies (including those relating to tariffs, export control and economic or trade sanctions, such as export control of chips) that could place restrictions on economic and commercial activities;
•
the regulatory environment in which we and companies integral to our ecosystem operate in China and globally;
•
expected results of regulatory investigations, litigations and other proceedings;
•
our sustainability goals; and
•
assumptions underlying or related to any of the foregoing.

Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include but are not limited to the following: our corporate structure, including the VIE structure we use to operate certain businesses in the PRC; our ability to maintain the trusted status of our ecosystem; our ability to compete, innovate and maintain or grow our revenue or business, including expanding our international and cross-border businesses and operations, adopting new technologies, including AI technologies, and managing a large and complex organization; risks associated with sustained investments in our businesses; fluctuations in general economic and business conditions in China and globally; uncertainties arising from competition among countries and geopolitical tensions, including national trade, investment, protectionist or other policies and export control, economic or trade sanctions; risks associated with our strategic transactions; uncertainties and risks associated with a broad range of complex laws and regulations (including in the areas of data security and privacy protection, anti-monopoly and anti-unfair competition, content regulation, consumer protection and regulation of Internet platforms) in the PRC and globally; cybersecurity risks and assumptions underlying or related to any of the foregoing. Please also see “Risk Factors” of the 2025 Hong Kong Annual Report (adjusted version).

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

The VIE Structure Adopted by Our Company

Risks Related to the VIE Structure

Alibaba Group Holding Limited is a Cayman Islands holding company. It does not directly engage in business operations itself. Due to PRC legal restrictions on foreign ownership and investment in certain industries, we, similar to all other entities with foreign-incorporated holding company structures operating in our industry in China, operate our Internet businesses and other businesses in which foreign investment is restricted or prohibited in the PRC through variable interest entities, or VIEs. The VIEs are incorporated in the PRC and owned by PRC citizens or by PRC entities owned and/or controlled by PRC citizens, and not by our company. We and, through us, our shareholders do not own any equity interests in the VIEs. Investors in our ADSs and Shares are purchasing equity securities of a Cayman Islands holding company rather than equity securities issued by our consolidated subsidiaries and the VIEs, and investors may never hold equity interests in the VIEs under current PRC laws and regulations.

Investing in our company involves unique risks related to the VIE structure adopted by our company. In particular, if the PRC government deems that the contractual arrangements in relation to the VIEs do not comply with PRC regulations on foreign investment, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to penalties, or be forced to relinquish our interests in the operation of the VIEs, and we would no longer be able to consolidate the financial results of the VIEs in our consolidated financial statements. This would likely materially and adversely affect our business, financial results and the trading prices of our ADSs, Shares and/or other securities, including causing the trading prices of such securities to significantly decline or become worthless. Contractual arrangements in relation to VIEs have not been tested in a court of law. Other risks and uncertainties related to the VIE structure include regulatory risks and uncertainties; limitations of contractual arrangements in providing control over the VIEs; potential failure by the VIEs or their equity holders to perform their obligations; potential loss of the ability to use, or otherwise benefit from, the licenses, approvals and assets held by the VIEs; potential conflicts of interests between us and the equity holders, directors and executive officers of the VIEs; as well as potential scrutiny of the contractual arrangements with the VIEs by the PRC tax authority. See “Risk Factors — Risks Related to Our Corporate Structure” of the 2025 Hong Kong Annual Report (adjusted version) for more details on the risks relating to the VIE structure.

Our Corporate Structure

Like many large scale, multinational companies with businesses around the world and across industries, we conduct our business through a large number of Chinese and foreign operating entities, including VIEs. The chart below summarizes our corporate structure as of March 31, 2025 and identifies the subsidiaries and VIEs that together are representative of the major businesses operated by our group, including our significant subsidiaries, as that term is defined under Section 1-02 of Regulation S-X under the U.S. Securities Act, and other representative subsidiaries, which we collectively refer to as our major subsidiaries, as well the corresponding representative VIEs, which we refer to as the representative VIEs:

Alibaba Group Holding Limited (Cayman Islands)
100%
Taobao Holding Limited (Cayman Islands)
100%
Taobao China Holding Limited (Hong Kong)
100% (through intermediary holding entities)
Alibaba.com Limited (Cayman Islands)
100%
Alibaba.com Investment Holding Limited (British Virgin Islands)
96.496%
100%
Alibaba Investment Limited (British Virgin Islands)
0.007%
3.497% (through intermediary holding entities)
Alibaba.com International (Cayman) Holding Limited (4) (Cayman Islands)
100%
Alibaba Group Services Limited (Hong Kong)
Offshore PRC
Onshore PRC
29.18% (through intermediary holding entities)
46.85% (through intermediary holding entities)
100%
100%
Taobao (China) Software Co., Ltd. (1)
Zhejiang Tmall Technology Co., Ltd. (2)
Rajax Network Technology (Shanghai) Co., Ltd.(6)
Zhejiang Taobao Network Co., Ltd. (1)(8)
Zhejiang Tmall Network Co., Ltd.(2)(8)
Shanghai Rajax Information Technology Co., Ltd.(6)(8)
100% (through intermediary holding entities)
Beijing Youku Technology Co., Ltd.(7)
Hujing Culture Entertainment (Beijing) Co., Ltd.(7)(8)(9)
4.6% (through intermediary holding entities)
95.4% (through intermediary holding entities)
Hangzhou Cainiao Supply Chain Management Co., Ltd.(5)
100% (through intermediary holding entities)
Hangzhou AliCloud Apsara Information Technology Co., Ltd. (3)
Alibaba Cloud Computing Ltd.(3)(8)
Equity interest
Contractual arrangements

(1)
Primarily involved in the operation of Taobao
(2)
Primarily involved in the operation of Tmall
(3)
Primarily involved in the operation of Cloud Intelligence Group
(4)
The holding company of AIDC Group
(5)
Primarily involved in the operation of Cainiao Smart Logistics Network Limited
(6)
Primarily involved in the operation of Local Services Group
(7)
Primarily involved in the operation of Hujing Digital Media and Entertainment Group
(8)
A VIE
(9)
Formerly known as Alibaba Culture Entertainment Co., Ltd

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

For our representative VIEs, these individuals are Jessie Junfang Zheng, Xiaofeng Shao, Zeming Wu and Fang Jiang (with respect to each of Zhejiang Taobao Network Co., Ltd., Zhejiang Tmall Network Co., Ltd., Shanghai Rajax Information Technology Co., Ltd. and Alibaba Cloud Computing Ltd.), and Jeff Jianfeng Zhang, Winnie Jia Wen, Jie Song and Yongxin Fang (with respect to Hujing Culture Entertainment Co., Ltd. (formerly known as Alibaba Culture Entertainment Co., Ltd.)).

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

The following diagram is a simplified illustration of the typical ownership structure and contractual arrangements of the VIEs under the Enhanced VIE Structure:

Legal ownership
Contractual arrangements
Our Company
Offshore PRC
100% (through offshore holding companies)
Onshore PRC
Individual Shareholders of G.P.(1)
25%
25%
25%
25%
PRC Limited Liability Company Serving as General Partner
Individual Limited Partners(1)
0.0004%
24.99999%
24.99999%
24.99999%
24.99999%
PRC Limited Partnership
PRC Limited Partnership
50%
50%
Wholly-owned Entities
PRC Investment Holding Company (a PRC Limited Liability Company)
100%
Variable Interest Entities

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

For a more detailed summary of such contractual arrangements, see “Business Overview — Organizational Structure” of the 2025 Hong Kong Annual Report (adjusted version)

If the VIEs or their equity holders fail to perform their respective obligations under the contractual arrangements, we will have to enforce our rights under the contractual arrangements through the operations of PRC law and arbitral or judicial agencies, which may be costly and time-consuming and will be subject to uncertainties in the PRC legal system, including the uncertainty resulting from the fact that these VIE contracts have not been tested in a PRC court. Consequently, the contractual arrangements may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership. The contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration or court proceedings in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. Uncertainties regarding the interpretation and enforcement of the relevant PRC laws and regulations could limit our ability to enforce the contractual arrangements. Under PRC law, if the losing parties fail to carry out the arbitration awards or court judgments within a prescribed time limit, the prevailing parties may only enforce the arbitration awards or court judgments in PRC courts, which would require additional expense and delay. In the event we are unable to enforce the contractual arrangements, we may not be able to exert effective control over the VIEs, and our ability to conduct our business, as well as our financial condition and results of operations, may be materially and adversely affected. See “Risk Factors — Risks Related to Our Corporate Structure — Our contractual arrangements may not be as effective in providing control over the VIEs as direct ownership” and “— Any failure by the VIEs or their equity holders to perform their obligations under the contractual arrangements would have a material adverse effect on our business, financial condition and results of operations” of the 2025 Hong Kong Annual Report (adjusted version).

Variable Interest Entity Financial Information

The following tables present the condensed consolidating schedule of operations and cash flows information for the fiscal years ended March 31, 2023, 2024 and 2025, and condensed consolidating schedule of balance sheet information as of March 31, 2024 and 2025 for:

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

	For the year ended March 31, 2025
	Parent	Other Subsidiaries and Consolidated Entities	Major VIEs and their Subsidiaries		Primary Beneficiaries of Major VIEs	Eliminations	Consolidated Total
	RMB	RMB	RMB		RMB	RMB	RMB	US$
	(in millions)
Revenue from third parties	—	833,583	98,433		64,331	—	996,347	137,300
Revenue from group companies	—	17,515	19,346		203,620	(240,481)	—	—
Total cost and expenses	(5,972)	(890,164)	(119,725)	(1)	(153,515)	313,934	(855,442)	(117,883)
Income from subsidiaries and VIEs	142,604	148,152	—		1,439	(292,195)	—	—
Income (loss) from operations	136,632	109,086	(1,946)		115,875	(218,742)	140,905	19,417
Other income and expenses	(7,162)	46,239	2,293		46,633	(73,453)	14,550	2,005
Income tax (expenses) credit	—	(12,582)	1,256		(24,119)	—	(35,445)	(4,884)
Share of results of equity method investees	—	(3,602)	(195)		9,763	—	5,966	822
Net income	129,470	139,141	1,408		148,152	(292,195)	125,976	17,360
Net loss attributable to noncontrolling interests	—	4,102	31		—	—	4,133	569
Accretion of mezzanine equity	—	(639)	—		—	—	(639)	(88)
Net income attributable to ordinary shareholders	129,470	142,604	1,439		148,152	(292,195)	129,470	17,841

	For the year ended March 31, 2024
	Parent	Other Subsidiaries and Consolidated Entities	Major VIEs and their Subsidiaries		Primary Beneficiaries of Major VIEs	Eliminations	Consolidated Total
	RMB	RMB	RMB		RMB	RMB	RMB
	(in millions)
Revenue from third parties	—	782,497	90,662		68,009	—	941,168
Revenue from group companies	—	11,731	8,595		192,994	(213,320)	—
Total cost and expenses	(327)	(845,402)	(103,992)	(1)	(157,042)	278,945	(827,818)
Income (loss) from subsidiaries and VIEs	86,057	123,181	—		(3,093)	(206,145)	—
Income (loss) from operations	85,730	72,007	(4,735)		100,868	(140,520)	113,350
Other income and expenses	(5,989)	24,387	31		35,442	(65,625)	(11,754)
Income tax (expenses) credit	—	(6,890)	1,428		(17,067)	—	(22,529)
Share of results of equity method investees	—	(11,656)	(17)		3,938	—	(7,735)
Net income (loss)	79,741	77,848	(3,293)		123,181	(206,145)	71,332
Net loss attributable to noncontrolling interests	—	8,477	200		—	—	8,677
Accretion of mezzanine equity	—	(268)	—		—	—	(268)
Net income (loss) attributable to ordinary shareholders	79,741	86,057	(3,093)		123,181	(206,145)	79,741

	For the year ended March 31, 2023
	Parent	Other Subsidiaries and Consolidated Entities	Major VIEs and their Subsidiaries		Primary Beneficiaries of Major VIEs	Eliminations	Consolidated Total
	RMB	RMB	RMB		RMB	RMB	RMB
	(in millions)
Revenue from third parties	—	709,421	88,121		71,145	—	868,687
Revenue from group companies	—	29,159	5,671		136,113	(170,943)	—
Total cost and expenses	(846)	(763,158)	(97,402)	(1)	(168,473)	261,543	(768,336)
Income from subsidiaries and VIEs	84,000	100,379	—		3,031	(187,410)	—
Income (loss) from operations	83,154	75,801	(3,610)		41,816	(96,810)	100,351
Other income and expenses	(10,645)	11,003	6,557		72,519	(90,600)	(11,166)
Income tax (expenses) credit	—	(6,551)	117		(9,115)	—	(15,549)
Share of results of equity method investees	—	(3,176)	(46)		(4,841)	—	(8,063)
Net income	72,509	77,077	3,018		100,379	(187,410)	65,573
Net loss attributable to noncontrolling interests	—	7,197	13		—	—	7,210
Accretion of mezzanine equity	—	(274)	—		—	—	(274)
Net income attributable to ordinary shareholders	72,509	84,000	3,031		100,379	(187,410)	72,509

Note:

(1)
These include technical service fee incurred by major VIEs and their subsidiaries for exclusive technical service provided by primary beneficiaries of major VIEs to major VIEs and their subsidiaries in the amounts of RMB15,445 million, RMB11,689 million and RMB17,130 million (US$2,361 million) for the years ended March 31, 2023, 2024 and 2025, respectively.

	For the year ended March 31, 2025
	Parent		Other Subsidiaries and Consolidated Entities	Major VIEs and their Subsidiaries		Primary Beneficiaries of Major VIEs	Eliminations	Consolidated Total
	RMB		RMB	RMB		RMB	RMB	RMB	US$
			(in millions)
Net cash provided by (used in) operating activities	51,728	(1)	116,970	(1,446)		169,759	(173,502)	163,509	22,532
Net cash used in investing activities	(54,809)	(1)	(256,326)	(30,177)	(2)	(115,113)	271,010	(185,415)	(25,551)
Net cash provided by (used in) financing activities	2,542	(1)	63,534	22,205	(2)	(66,988)	(97,508)	(76,215)	(10,502)
Effect of exchange rate changes on cash and cash equivalents, restricted cash and escrow receivables	43		922	—		—	—	965	133
Decrease in cash and cash equivalents, restricted cash and escrow receivables	(496)		(74,900)	(9,418)		(12,342)	—	(97,156)	(13,388)
Cash and cash equivalents, restricted cash and escrow receivables at the beginning of the year	1,114		219,909	11,776		53,625	—	286,424	39,470
Cash and cash equivalents, restricted cash and escrow receivables at the end of the year	618		145,009	2,358		41,283	—	189,268	26,082

Notes:

(1)
For the year ended March 31, 2025, the cash transfer from the parent to our subsidiaries amounting to RMB94,307 million (US$12,996 million), of which RMB90,858 million (US$12,521 million) and RMB3,449 million (US$475 million) were included in the parent’s net cash used in investing activities and net cash provided by financing activities, respectively.

For the year ended March 31, 2025, the cash transfer from our subsidiaries to the parent amounting to RMB175,208 million (US$24,144 million), of which RMB59,933 million (US$8,259 million), RMB38,300 million (US$5,278 million) and RMB76,975 million (US$10,607 million) were included in the parent’s net cash provided by operating activities, net cash used in investing activities, and net cash provided by financing activities, respectively.

(2)
For the year ended March 31, 2025, the cash transfer from our subsidiaries and consolidated entities to the major VIEs and their subsidiaries amounting to RMB29,008 million (US$3,997 million), of which RMB8,268 million (US$1,139 million) and RMB20,740 million (US$2,858 million) were included in the major VIEs and their subsidiaries’ net cash used in investing activities and net cash provided by financing activities, respectively.

For the year ended March 31, 2025, the cash transfer from the major VIEs and their subsidiaries to our subsidiaries and consolidated entities amounting to RMB38,462 million (US$5,300 million), of which RMB32,967 million (US$4,543 million) and RMB5,495 million (US$757 million) were included in the major VIEs and their subsidiaries’ net cash used in investing activities and net cash provided by financing activities, respectively.

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

Notes:

(1)
For the year ended March 31, 2024, the cash transfer from the parent to our subsidiaries amounting to RMB74,951 million, of which RMB67,670 million and RMB7,281 million were included in the parent’s net cash provided by investing activities and net cash used in financing activities, respectively.

For the year ended March 31, 2024, the cash transfer from our subsidiaries to the parent amounting to RMB193,629 million, of which RMB98,174 million, RMB81,979 million and RMB13,476 million were included in the parent’s net cash provided by operating activities and investing activities, and net cash used in financing activities, respectively.

(2)
For the year ended March 31, 2024, the cash transfer from our subsidiaries and consolidated entities to the major VIEs and their subsidiaries amounting to RMB17,986 million, of which RMB8,319 million and RMB9,667 million were included in the major VIEs and their subsidiaries’ net cash used in investing activities and net cash provided by financing activities, respectively.

For the year ended March 31, 2024, the cash transfer from the major VIEs and their subsidiaries to our subsidiaries and consolidated entities amounting to RMB25,432 million, of which RMB19,933 million and RMB5,499 million were included in the major VIEs and their subsidiaries’ net cash used in investing activities and net cash provided by financing activities, respectively.

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

	As of March 31, 2025
	Parent	Other Subsidiaries and Consolidated Entities	Major VIEs and their Subsidiaries	Primary Beneficiaries of Major VIEs	Eliminations	Consolidated Total
	RMB	RMB	RMB	RMB	RMB	RMB	US$
	(in millions)
Cash and cash equivalents and short-term investments	618	292,918	5,542	75,235	—	374,313	51,582
Investments in equity method investees and equity securities and other investments	—	288,039	26,433	306,295	—	620,767	85,544
Accounts receivable and contract assets, net of allowance	—	13,676	16,159	1,337	—	31,172	4,295
Amounts due from group companies	15,170	406,817	48,184	285,523	(755,694)	—	—
Prepayments and other assets	245	223,039	28,413	46,518	—	298,215	41,095
Interest in subsidiaries and VIEs	1,365,004	422,662	—	3,423	(1,791,089)	—	—
Property and equipment and intangible assets	—	182,309	18,357	23,593	—	224,259	30,904
Goodwill	—	253,475	2,026	—	—	255,501	35,209
Total assets	1,381,037	2,082,935	145,114	741,924	(2,546,783)	1,804,227	248,629
Amounts due to group companies	184,879	268,040	85,437	217,338	(755,694)	—	—
Accrued and other liabilities	186,300	316,759	39,784	98,407	—	641,250	88,367
Deferred revenue and customer advances	—	52,685	16,669	3,517	—	72,871	10,042
Total liabilities	371,179	637,484	141,890	319,262	(755,694)	714,121	98,409
Mezzanine equity	—	11,713	—	—	—	11,713	1,613
Total shareholders’ equity	1,009,858	1,365,004	3,423	422,662	(1,791,089)	1,009,858	139,162
Noncontrolling interests	—	68,734	(199)	—	—	68,535	9,445
Total liabilities, mezzanine equity and equity	1,381,037	2,082,935	145,114	741,924	(2,546,783)	1,804,227	248,629

	As of March 31, 2024
	Parent	Other Subsidiaries and Consolidated Entities	Major VIEs and their Subsidiaries	Primary Beneficiaries of Major VIEs	Eliminations	Consolidated Total
	RMB	RMB	RMB	RMB	RMB	RMB
	(in millions)
Cash and cash equivalents and short-term investments	1,114	332,430	21,276	156,260	—	511,080
Investments in equity method investees and equity securities and other investments	—	242,911	27,018	214,093	—	484,022
Accounts receivable and contract assets, net of allowance	—	14,074	15,608	1,004	—	30,686
Amounts due from group companies	49,096	299,957	31,746	227,363	(608,162)	—
Prepayments and other assets	527	198,891	24,104	43,729	—	267,251
Interest in subsidiaries and VIEs	1,180,705	402,275	—	4,983	(1,587,963)	—
Property and equipment and intangible assets	—	186,545	10,053	15,513	—	212,111
Goodwill	—	257,719	1,960	—	—	259,679
Total assets	1,231,442	1,934,802	131,765	662,945	(2,196,125)	1,764,829
Amounts due to group companies	110,867	242,279	75,643	179,373	(608,162)	—
Accrued and other liabilities	134,031	327,402	36,467	77,443	—	575,343
Deferred revenue and customer advances	—	58,166	14,867	3,854	—	76,887
Total liabilities	244,898	627,847	126,977	260,670	(608,162)	652,230
Mezzanine equity	—	10,728	—	—	—	10,728
Total shareholders’ equity	986,544	1,180,705	4,983	402,275	(1,587,963)	986,544
Noncontrolling interests	—	115,522	(195)	—	—	115,327
Total liabilities, mezzanine equity and equity	1,231,442	1,934,802	131,765	662,945	(2,196,125)	1,764,829

Key Information Related to Doing Business in the People’s Republic of China

Risks and Uncertainties Related to Doing Business in the People’s Republic of China

We face various legal and operational risks and uncertainties as a company based in and primarily operating in China. Most of our operations are conducted in the PRC, and are governed by PRC laws, rules and regulations. Our PRC subsidiaries are subject to laws, rules and regulations applicable to foreign investment in China. Because PRC laws, rules and regulations are relatively new and quickly evolving, and because of the limited number of published decisions and the non-precedential nature of these decisions, and because the laws, rules and regulations often give the relevant regulator certain discretion in how to enforce them, the interpretation and enforcement of these laws, rules and regulations involve uncertainties and can be inconsistent and unpredictable. Therefore, it is possible that our existing operations may be found not to be in full compliance with relevant laws and regulations in the future. In addition, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, and which may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until after the occurrence of the violation. See “Risk Factors — Risks Related to Doing Business in the People’s Republic of China — There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations, and changes in policies, laws, rules and regulations in the PRC could adversely affect us” of the 2025 Hong Kong Annual Report (adjusted version).

The PRC government has significant oversight and discretion over the conduct of our business, and may intervene in or influence our operations through adopting and enforcing rules and regulatory requirements. For example, in recent years, the PRC government has enhanced regulation in areas such as data privacy and personal data protection, anti-monopoly, anti-unfair competition, content and consumer protection. See “Risk Factors — Risks Related to Our Business and Industry — We are subject to a broad range of laws and regulations, and future laws and regulations may impose additional requirements and other obligations that could materially and adversely affect our business, financial condition and results of operations, as well as the trading prices of our ADSs, Shares and/or other securities”; “— We are subject to complex and evolving laws and regulations regarding privacy and data protection and cybersecurity. Complying with these laws and regulations increases our cost of operations, limits our business opportunities and may require changes to our data collection, use and other practices or negatively affect our user growth and engagement. Failure to comply with these laws and regulations could result in claims, regulatory investigations, litigation or penalties, or otherwise negatively affect our business”; “— Claims or regulatory actions under competition laws against us may result in our being subject to fines, constraints on our business and damage to our reputation”; “— PRC regulations regarding acquisitions impose significant regulatory approval and review requirements, which could make it more difficult for us to pursue growth through acquisitions and subject us to fines or other administrative penalties”; “— We may be subject to liability for content available in our ecosystem that is alleged to be obscene, defamatory, libelous, fraudulent socially destabilizing or otherwise unlawful” and “— We may be subject to claims under consumer protection laws, including health and safety claims and product liability claims, if property or people are harmed by the products and services sold through our platforms” of the 2025 Hong Kong Annual Report (adjusted version). The Chinese government may further promulgate relevant laws, rules and regulations that may impose additional and significant obligations and liabilities on Chinese companies. These laws and regulations can be complex and stringent, and many are subject to change and uncertain interpretation, which could result in claims, change to our data and other business practices, regulatory investigations, penalties, increased cost of operations, or declines in user growth or engagement, or otherwise affect our business. As a result, the trading prices of our ADSs and Shares could significantly decline or become worthless.

In addition, the PRC government has enhanced its regulatory oversight of Chinese companies listing overseas, including enhanced oversight of overseas financing and listing by Chinese companies. Such new regulatory requirements could significantly limit or completely hinder our ability and the ability of our subsidiaries to obtain external financing through the issuance of equity securities overseas and cause the value of our securities, including our ADSs and Shares, to significantly decline or become worthless. See “Risk Factors — Risks Related to Doing Business in the People’s Republic of China — There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations, and changes in policies, laws, rules and regulations in the PRC could adversely affect us”; and “— We may need additional capital but may not be able to obtain it on favorable terms or at all” of the Hong Kong Annual Report (adjusted version).

Permissions and Approvals Required to be Obtained from PRC Authorities for our Business Operations

In the opinion of Fangda Partners, our PRC legal counsel, our consolidated subsidiaries and the VIEs in China have obtained all major licenses, permissions and approvals from the competent PRC authorities that are necessary to the operations of our Taobao and Tmall Group, Cloud Intelligence Group, AIDC Group and Local Services Group, which accounted for a substantial majority of our revenue in fiscal year 2025. In addition, we have implemented policies and control procedures to obtain and maintain the necessary licenses, permission and approvals to conduct our businesses. On the basis of the legal opinion issued by our PRC legal counsel and our internal policies and procedures, we believe that our consolidated subsidiaries and the VIEs in China have received the requisite licenses, permissions and approvals from the PRC authorities as are necessary for our business operations in China. Such licenses, permits, registrations and filings include, among others, Value-added Telecommunication License, License for Online Transmission of Audio-Visual Programs, Network Cultural Business License, Online Publishing Service License and License for Surveying and Mapping.

If we, our consolidated subsidiaries or the VIEs in China (i) do not maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change, and we or the VIEs are required to obtain such permissions or approvals in the future, we may be unable to obtain such necessary approvals, permits, registrations or filings in a timely manner, or at all, and such approvals, permits, registrations or filings may be rescinded even if obtained. Any such circumstance may subject us to fines and other regulatory, civil or criminal liabilities, and we may be ordered by the competent PRC authorities to suspend relevant operations, which could materially and adversely affect our business, financial condition, results of operations and prospects. Please see “Risk Factors — Risks Related to Our Business and Industry — We are subject to a broad range of laws and regulations, and future laws and regulations may impose additional requirements and other obligations that could materially and adversely affect our business, financial condition and results of operations, as well as the trading prices of our ADSs, Shares and/or other securities” of the 2025 Hong Kong Annual Report (adjusted version).

Furthermore, if the PRC government determines that the contractual arrangements constituting part of the VIE structure adopted by us do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, our securities may decline in value or become worthless if the determinations, changes, or interpretations result in our inability to assert contractual control over the assets of our consolidated subsidiaries and the VIEs in China that conduct a significant portion of our business operations. In addition, there are substantial uncertainties as to whether the VIE structure adopted by us may be deemed as a method of foreign investment in the future. If the VIE structure adopted by us were to be deemed as a method of foreign investment under any future laws, regulations and rules, and if any of our business operations were to fall under the “Negative List” for foreign investment, we would need to take further actions in order to comply with these laws, regulations and rules, which may materially and adversely affect our current corporate structure, business, financial condition and results of operations. See “Risk Factors — Risks Related to Our Corporate Structure — Substantial uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and its implementing rules and other regulations and how they may impact the viability of our current corporate structure, business, financial condition and results of operations” of the 2025 Hong Kong Annual Report (adjusted version).

Given the uncertainties relating to the interpretation and enforcement of PRC laws, rules and regulations, it is possible that our existing operations may be found not to be in full compliance with relevant laws and regulations in the future. In addition, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, and which may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until after the occurrence of the violation. For more detailed information, see “Risk Factors — Risks Related to Doing Business in the People’s Republic of China — There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations, and changes in policies, laws, rules and regulations in the PRC could adversely affect us” of the 2025 Hong Kong Annual Report (adjusted version).

Permissions and Approvals Required to be Obtained from PRC Authorities for our Securities Offerings

The PRC government has enhanced its regulatory oversight of Chinese companies listing overseas. In connection with our prior securities offerings and overseas listings, under PRC laws and regulations in effect as of the date of this annual report, after consulting our PRC legal counsel, Fangda Partners, we are not aware of any PRC laws or regulations which explicitly require us to obtain any permission from the CSRC or other Chinese authorities, and we, our consolidated subsidiaries and the VIEs in China (i) have not been required to obtain any permission from any PRC authority, (ii) have not been required to go through a cybersecurity review by the Cyberspace Administration of China, and (iii) have not received or were denied such requisite permissions by any PRC authority. There are uncertainties with respect to how PRC authorities will regulate overseas securities offerings and overseas listings in general, as well as the interpretation and implementation of any related regulations. Although we intend to fully comply with the then effective relevant laws and regulations applicable to any securities offerings we may conduct, there are uncertainties with respect to whether we will be able to fully comply with requirements to obtain any permissions and approvals from, or complete any reporting or filing procedures with, PRC authorities that may be in effect in the future. If we, our consolidated subsidiaries or the VIEs in China (i) do not maintain such permissions or approvals, (ii) inadvertently conclude that such permissions, approvals or filing or reporting are not required, or (iii) applicable laws, regulations, or interpretations change, and we or the VIEs are required to obtain such permissions, approvals or filing or reporting in the future, we may be unable to obtain such necessary approvals, permits, registrations or filings in a timely manner, or at all, and such approvals, permits, registrations or filings may be rescinded even if obtained. Any such circumstance could subject us to penalties, including fines, suspension of business and revocation of required licenses, significantly limit or completely hinder our and our subsidiaries' ability to offer securities to investors and cause our securities to decline in value or become worthless. For more detailed information, see “Risk Factors — Risks Related to Doing Business in the People’s Republic of China — There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations, and changes in policies, laws, rules and regulations in the PRC could adversely affect us” and “— Risks Related to Our Business and Industry — We may need additional capital but may not be able to obtain it on favorable terms or at all” of the 2025 Hong Kong Annual Report (adjusted version).

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

On December 16, 2021, the PCAOB issued its report notifying the SEC of its determination that it was unable to inspect or investigate completely registered public accounting firms headquartered in Chinese mainland or Hong Kong, including our then independent registered public accounting firm, PricewaterhouseCoopers. On August 22, 2022, the SEC added us to its conclusive list of issuers identified under the HFCA Act, following the filing of our annual report on Form 20-F with the SEC on July 26, 2022. Following the signing of a Statement of Protocol between the PCAOB and the CSRC and the Ministry of Finance, the PCAOB announced on December 15, 2022 that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in Chinese mainland and Hong Kong in 2022. The PCAOB vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in Chinese mainland and Hong Kong. For this reason, we were not identified as a Commission-Identified Issuer following the filing of our annual reports in 2023 or 2024, and we do not expect to be identified as a Commission-Identified Issuer following the filing of this annual report in 2025. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in Chinese mainland and Hong Kong in the future is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control, including the uncertainties surrounding the relationship between China and the United States. If the PCAOB is unable to continue to inspect or investigate completely registered public accounting firms headquartered in Chinese mainland or Hong Kong, including our independent registered public accounting firm, for two consecutive years, our securities (including our ADSs and Shares) may be prohibited from trading on or delisted from the NYSE or other U.S. stock exchange under the HFCA Act.

Delisting of our ADSs would force our U.S.-based shareholders to sell their ADSs or convert them into Shares listed in Hong Kong. Although we are listed in Hong Kong, investors may face difficulties in migrating their underlying ordinary shares to Hong Kong, or may have to incur increased costs or suffer losses in order to do so. The market prices of our ADSs and/or other securities could be adversely affected as a result of anticipated negative impacts of the HFCA Act upon, as well as negative investor sentiment towards, China-based companies listed in the United States, regardless of our actual operating performance. See “Risk Factors — Risks Related to Doing Business in the People’s Republic of China — The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements, and the inability of the PCAOB to conduct inspections over our auditor in the future may deprive our investors of the benefits of such inspections” and “— Our ADSs will be delisted and our ADSs and shares prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, as amended, if the PCAOB is unable to inspect or investigate completely auditors located in China” of the 2025 Hong Kong Annual Report (adjusted version).

Listing Venues

Our ADSs have been listed on the NYSE since September 19, 2014 under the symbol “BABA.” Each ADS represents eight Shares. Our Shares have been listed on the Hong Kong Stock Exchange since November 26, 2019 under the stock code “9988.” On August 28, 2024, we completed the voluntary conversion of our secondary listing status to a primary listing status on the Hong Kong Stock Exchange, and became a dual-primary listed company on the Hong Kong Stock Exchange and the New York Stock Exchange. Our ADSs and Shares listed in Hong Kong are easily convertible. Please see “Item 12. Description of Securities Other Than Equity Securities — D. American Depositary Shares — Conversion between ADSs and Shares” for more details on the conversion procedures.

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

Our holding company structure differs from some of our peers in that, although the variable interest entities hold licenses and approvals and assets for regulated activities that are necessary for our business operations, as well as certain equity interests in businesses, to which foreign investments are typically restricted or prohibited under applicable PRC law, we hold the significant majority of assets and operations in our subsidiaries and the significant majority of our revenue is captured directly by our subsidiaries. Therefore, our subsidiaries directly capture the significant majority of profits and associated cash flow from operations, without having to rely on contractual arrangements to transfer cash flow from the variable interest entities to our subsidiaries. In fiscal years 2023, 2024 and 2025, the significant majority of our revenues were generated by our subsidiaries. See “Business Overview — Organizational Structure” of the 2025 Hong Kong Annual Report (adjusted version) for a description of these contractual arrangements and the structure of our company. Also see “— The VIE Structure Adopted by Our Company — Variable Interest Entity Financial Information” for further financial information of Alibaba Group Holding Limited, the major variable interest entities and their subsidiaries, our subsidiaries that are, for accounting purposes only, the primary beneficiaries of the major variable interest entities, and other subsidiaries and consolidated entities.

Investors in our securities, including our ADSs, Shares and notes, should note that, to the extent cash or assets in our business is in the PRC or a PRC entity, the funds or assets may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries, or the VIEs by the PRC government to transfer cash or assets. Under PRC laws and regulations, our PRC subsidiaries are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Applicable PRC law permits payment of dividends to us by our operating subsidiaries in China only out of their retained earnings, if any, determined in accordance with PRC accounting standards and regulations. Our operating subsidiaries in China are also required to set aside a portion of their net income, if any, each year to fund general reserves for appropriations until this reserve has reached 50% of the related subsidiary’s registered capital. These reserves are not distributable as cash dividends. In addition, registered share capital and capital reserve accounts are also restricted from distribution. As of March 31, 2025, these restricted net assets totaled RMB334.8 billion (US$46.1 billion). See note 25 to our audited consolidated financial statements included in this annual report. Also see “Risk Factors — Risks Related to Doing Business in the People’s Republic of China — We rely to a significant extent on dividends, loans and other distributions on equity paid by our operating subsidiaries in China” of the 2025 Hong Kong Annual Report (adjusted version). Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to certain restrictions on currency exchange or outbound capital flows. See “Risk Factors — Risks Related to Doing Business in the People’s Republic of China — Regulations on currency exchange or outbound capital flows may limit our ability to utilize our PRC revenue effectively” of the 2025 Hong Kong Annual Report (adjusted version).

Under the PRC Enterprise Income Tax Law, a withholding tax of 5% to 10% is generally levied on dividends declared by companies in China to their non-resident enterprise investors. As of March 31, 2025, we have accrued the withholding tax on substantially all of the earnings distributable by our subsidiaries in China, except for those being reserved for permanent reinvestment in China of RMB362.6 billion (US$50.0 billion). See “Management Discussion and Analysis — Operating Results — Taxation — PRC Withholding Tax” of the 2025 Hong Kong Annual Report (adjusted version).

We do not have specific cash management policies in place that dictate how funds are transferred between Alibaba Group Holding Limited, our subsidiaries, the VIEs or our investors. However, we have implemented procedures and control mechanisms to manage the transfer of funds within our organization to support our business needs and in compliance with applicable laws and regulations.

For the years ended March 31, 2023, 2024 and 2025, Alibaba Group Holding Limited provided capital contributions and loans, and repaid loans, in the aggregate amounts of RMB32,025 million, RMB74,951 million and RMB94,307 million (US$12,996 million), respectively, to our subsidiaries, and our subsidiaries provided dividends and loans, and repaid loans, in the aggregate amounts of RMB112,153 million, RMB193,629 million and RMB175,208 million (US$24,144 million), respectively, to Alibaba Group Holding Limited.

For the years ended March 31, 2023, 2024 and 2025, our subsidiaries and consolidated entities provided loans and repaid loans, in the aggregate amounts of RMB21,283 million, RMB17,986 million and RMB29,008 million (US$3,997 million) to the major VIEs and their subsidiaries, and the major VIEs and their subsidiaries provided loans, repaid loans and paid technical service fees to our subsidiaries and consolidated entities in the aggregate amounts of RMB14,172 million, RMB25,432 million and RMB38,462 million (US$5,300 million), respectively. See “— The VIE Structure Adopted by Our Company — Variable Interest Entity Financial Information” for classification of cashflow detailed in footnotes to the condensed consolidating schedule. We have settled and will continue to settle fees under the contractual arrangements with the variable interest entities. For a condensed consolidating schedule of financial information that disaggregates the operations and depicts the financial position, cash flows, and results of operations for the same periods for which audited consolidated financial statements are required, see “— The VIE Structure Adopted by Our Company —Variable Interest Entity Financial Information.” Please also see the consolidated financial statements included in this annual report for more financial information.

For fiscal year 2024, we declared a cash dividend in the amount of US$0.2075 per Share or US$1.66 per ADS, consisting of (i) a regular dividend in the amount of US$0.125 per Share or US$1.00 per ADS and (ii) a one-time extraordinary dividend in the amount of US$0.0825 per Share or US$0.66 per ADS as a distribution of proceeds from disposition of certain financial investments, for a total amount of US$4 billion. For fiscal year 2025, we declared a cash dividend in the amount of US$0.25 per Share or US$2.00 per ADS, consisting of (i) a regular dividend in the amount of US$0.13125 per Share or US$1.05 per ADS and (ii) a one-time extraordinary dividend of US$0.11875 per Share or US$0.95 per ADS as a distribution of proceeds from disposition of certain businesses and financial investments, for a total amount of US$4.6 billion. See “Other Information for Shareholders —Taxation — Material United States Federal Income Tax Considerations — Taxation of Dividends” of the 2025 Hong Kong Annual Report (adjusted version). For tax consequences to U.S. investors, see “Other Information for Shareholders —Taxation — Material United States Federal Income Tax Considerations — Taxation of Dividends” of the 2025 Hong Kong Annual Report (adjusted version). For PRC and United States federal income tax considerations of an investment in our ADS, see “Other Information for Shareholders —Taxation” of the 2025 Hong Kong Annual Report (adjusted version).

B.
Capitalization and Indebtedness

Not Applicable.

C.
Reasons for the Offer and Use of Proceeds

Not Applicable.

D. Risk Factors

Summary of Risk Factors

Investing in our company may involve significant risks. Alibaba Group Holding Limited is a Cayman Islands holding company. It does not directly engage in business operations itself. Due to PRC legal restrictions on foreign ownership and investment in certain industries, we, similar to all other entities with foreign-incorporated holding company structures operating in our industry in China, operate through VIEs our Internet businesses and other businesses in which foreign investment is restricted or prohibited in the PRC. The VIEs are incorporated in the PRC and owned by PRC citizens or by PRC entities owned and/or controlled by PRC citizens, and not by our company. We have entered into certain contractual arrangements which collectively enable us to exercise effective control over the VIEs and realize substantially all of the economic risks and benefits arising from the VIEs. As a result, we include the financial results of each of the VIEs in our consolidated financial statements in accordance with U.S. GAAP. Investors in our ADSs and Shares are purchasing equity securities of a Cayman Islands holding company rather than equity securities issued by our consolidated subsidiaries and the VIEs. See “Business Overview — Organizational Structure” of the 2025 Hong Kong Annual Report (adjusted version) for more details. See “Risk Factors — Risks Related to Our Corporate Structure” of the 2025 Hong Kong Annual Report (adjusted version) for risks involving the VIE structure.

In addition, we face various legal and operational risks and uncertainties as a company based in and primarily operating in China. The PRC government has significant authority to oversee and regulate the business operations of a China-based company like us, including overseas listing and overseas fundraisings. See “Risk Factors — Risks Related to Doing Business in the People’s Republic of China” of the 2025 Hong Kong Annual Report (adjusted version).

A summary of the risk factors is set forth below, you should read this summary together with the detailed risk factors set forth in the 2025 Hong Kong Annual Report (adjusted version).

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
•
our ability to manage the significant management, operational and financial challenges in maintaining and growing our business and operations, and our ability to maintain our culture;

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
•
our ability to maintain or improve our technology infrastructure, risks relating to the performance, reliability and security of the Internet infrastructure and the effect of network and system interruptions;
•
risks relating to Ant Group and Alipay, including our reliance on Alipay to conduct payment processing and escrow services on our marketplaces for a significant majority of our commerce business and our potential conflicts of interests with them;
•
risks relating to a wide range and large number of third-party service providers and ecosystem participants;
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
•
our ability to comply with and the enforcement of the terms of our indebtedness or enforcement of our obligations as a guarantor, our ability to raise additional capital and interest rate risks; and
•
the potential insufficiency of insurance coverage.

Risks and uncertainties related to our corporate structure may arise from the following:

•
our shareholders’ limited ability to nominate and elect directors;
•
differences between the interests of the Alibaba Partnership and our shareholders;
•
anti-takeover provisions in our Articles of Association and provisions of our convertible senior notes discouraging acquisitions;
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

Risks and uncertainties related to doing business in the PRC include risks and uncertainties associated with the following:

•
changes and developments in the political and economic policies of the PRC government, including but not limited to that the PRC government may intervene in or influence our operations through adopting and enforcing rules and regulatory requirements, which may evolve quickly with little advance notice (see “Risk Factors — Risks Related to Doing Business in the People’s Republic of China — There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations, and changes in policies, laws, rules and regulations in the PRC could adversely affect us” on page 145 through 146 of the 2025 Hong Kong Annual Report (adjusted version));
•
uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations, including but not limited to actions the PRC government may take to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, which could significantly limit or completely hinder our and our subsidiaries’ ability to offer securities to investors and cause our securities to decline in value or become worthless (see “Risk Factors — Risks Related to Doing Business in the People’s Republic of China — There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations, and changes in policies, laws, rules and regulations in the PRC could adversely affect us” on page 145 through 146 of the 2025 Hong Kong Annual Report (adjusted version));
•
PCAOB’s ability to inspect our auditors in relation to their audit work performed for our financial statements and potential delisting of our ADSs from the U.S. pursuant to the HFCA Act (see “Risk Factors — Risks Related to Doing Business in the People’s Republic of China — The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements, and the inability of the PCAOB to conduct inspections over our auditor in the future may deprive our investors of the benefits of such inspections” and “— Our ADSs will be delisted and our ADSs and shares prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, as amended, if the PCAOB is unable to inspect or investigate completely auditors located in China” on page 146 and page 147 of the 2025 Hong Kong Annual Report (adjusted version));
•
PRC regulations relating to investments in offshore companies and employee equity incentive plans (see “Risk Factors — Risks Related to Doing Business in the People’s Republic of China — PRC regulations relating to investments in offshore companies by PRC residents may subject our PRC-resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries or limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits” and “— Any failure to comply with PRC regulations regarding our or our subsidiaries’ employee equity incentive plans may subject the PRC participants in the plans, us or our overseas and PRC subsidiaries to fines and other legal or administrative sanctions” on page 148 and page 148 of the 2025 Hong Kong Annual Report (adjusted version));
•
our reliance on dividends, loans and other distributions on equity paid by our operating subsidiaries in China, the risk that interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries, or the VIEs by the PRC government to transfer cash or assets that are in a business in the PRC or in a PRC entity may limit our ability to fund operations or for other use outside of the PRC and fluctuations in exchange rates (see “Risk Factors — Risks Related to Doing Business in the People’s Republic of China — We rely to a significant extent on dividends, loans and other distributions on equity paid by our operating subsidiaries in China” on page 149 of the 2025 Hong Kong Annual Report (adjusted version))
•
the possibility that we may be subject to PRC income tax on our global income, and potential discontinuation of preferential tax treatments we currently enjoy (see “Risk Factors — Risks Related to Doing Business in the People’s Republic of China — We may be treated as a resident enterprise for PRC tax purposes under the PRC Enterprise Income Tax Law, and we may therefore be subject to PRC income tax on our global income” on page 149 of the 2025 Hong Kong Annual Report (adjusted version));
•
the possibility that dividends payable to foreign investors and gains on the sale of our securities by our foreign investors may become subject to PRC taxation, and uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises or other assets attributed to a PRC establishment of a non-PRC company (see “Risk Factors — Risks Related to Doing Business in the People’s Republic of China — Dividends payable to foreign investors and gains on the sale of our ADSs and/ or ordinary shares by our foreign investors may become subject to PRC taxation” on page 149 of the 2025 Hong Kong Annual Report (adjusted version)); and

•
risks relating to the approval, filing or other requirements of PRC regulatory authorities in connection with future issuance of securities overseas (see “Risk Factors — Risks Related to Doing Business in the People’s Republic of China — The approval, filing or other requirements of the CSRC or other PRC regulatory authorities may be required under PRC law in connection with any future issuance of securities overseas, and, if required, we cannot predict whether or for how long we or our subsidiaries will be able to obtain such approval or complete such filing” on page 151 through 152 of the 2025 Hong Kong Annual Report (adjusted version)).

Risks related to our ADSs and Shares include risks and uncertainties associated with the following:

•
volatilities in the trading prices of our securities, the substantial future sales or perceived potential sales of our securities, the sustainability of active trading markets for our securities, and the conversion of our convertible senior notes as well as the capped call transactions;
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

We discuss the various risks and uncertainties we are subject to in detail in the 2025 Hong Kong Annual Report (adjusted version).

Risks Related to Our Business and Industry

The information set forth in the section titled “Risk Factors — Risks Related to Our Business and Industry” of the 2025 Hong Kong Annual Report (adjusted version) is incorporated herein by reference.

Risks Related to Our Corporate Structure

The information set forth in the section titled “Risk Factors — Risks Related to Our Corporate Structure” of the 2025 Hong Kong Annual Report (adjusted version) is incorporated herein by reference.

Risks Related to Doing Business in the People’s Republic of China

The information set forth in the section titled “Risk Factors — Risks Related to Doing Business in the People’s Republic of China” of the 2025 Hong Kong Annual Report (adjusted version) is incorporated herein by reference.

Risks Related to Our ADSs and Shares

The information set forth in the section titled “Risk Factors — Risks Related to Our ADSs and Shares” of the 2025 Hong Kong Annual Report (adjusted version) is incorporated herein by reference.

ITEM 4. INFORMATION ON THE COMPANY

A.
History and Development of the Company

The information set forth in the section titled “Business Overview — General Information of the Company” of the 2025 Hong Kong Annual Report (adjusted version) is incorporated herein by reference.

B. Business Overview

Our Mission

The information set forth in the section titled “Our Mission” of the 2025 Hong Kong Annual Report (adjusted version) is incorporated herein by reference.

Our Vision

The information set forth in the section titled “Our Vision” of the 2025 Hong Kong Annual Report (adjusted version) is incorporated herein by reference.

Our Values

The information set forth in the section titled “Our Values” of the 2025 Hong Kong Annual Report (adjusted version) is incorporated herein by reference.

Company Overview

The information set forth in the section titled “Business Overview — Company Overview” of the 2025 Hong Kong Annual Report (adjusted version) is incorporated herein by reference.

Our Strategies

The information set forth in the section titled “Business Overview — Our Strategies” of the 2025 Hong Kong Annual Report (adjusted version) is incorporated herein by reference.

Our Businesses

The information set forth in the section titled “Business Overview — Our Businesses” of the 2025 Hong Kong Annual Report (adjusted version) is incorporated herein by reference.

Sales and Marketing

The information set forth in the section titled “Business Overview — Sales and Marketing” of the 2025 Hong Kong Annual Report (adjusted version) is incorporated herein by reference.

Our Technology

The information set forth in the section titled “Business Overview — Our Technology” of the 2025 Hong Kong Annual Report (adjusted version) is incorporated herein by reference.

Environmental, Social and Governance (ESG)

The information set forth in the section titled “Business Overview — Environmental, Social and Governance (ESG)” of the 2025 Hong Kong Annual Report (adjusted version) is incorporated herein by reference.

Competition

The information set forth in the section titled “Business Overview — Competition” of the 2025 Hong Kong Annual Report (adjusted version) is incorporated herein by reference.

Seasonality

The information set forth in the section titled “Business Overview — Seasonality” of the 2025 Hong Kong Annual Report (adjusted version) is incorporated herein by reference.

Regulation

The information set forth in the section titled “Business Overview — Regulation” of the 2025 Hong Kong Annual Report (adjusted version) is incorporated herein by reference.

Permissions and Approvals Required to be Obtained from PRC Authorities for our Business Operations

The information set forth in the section titled “Business Overview — Permissions and Approvals Required to be Obtained from PRC Authorities for our Business Operations" of the 2025 Hong Kong Annual Report (adjusted version) is incorporated herein by reference.

Permissions and Approvals Required to be Obtained from PRC Authorities for our Securities Offerings

The information set forth in the section titled “Business Overview — Permissions and Approvals Required to be Obtained from PRC Authorities for our Securities Offerings" of the 2025 Hong Kong Annual Report (adjusted version) is incorporated herein by reference.

C. Organizational Structure

The information set forth in the section titled “Business Overview — Organizational Structure” of the 2025 Hong Kong Annual Report (adjusted version) is incorporated herein by reference.

D. Property, Plant and Equipment

The information set forth in the section titled “Business Overview — Property, Plant and Equipment” of the 2025 Hong Kong Annual Report (adjusted version) is incorporated herein by reference.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results

The information set forth in the sections titled “Management Discussion and Analysis — Operating Results — Overview”, “— Our Segments”, “— Our Monetization Model”, “— Factors Affecting Our Results of Operations”, “— Recent Investments, Acquisitions, Dispositions and Strategic Alliance Activities”, “— Components of Results of Operations”, “— Taxation”, “— Share-based Compensation”, “— Results of Operations”, “— Segment Information for Fiscal Years 2023, 2024 and 2025”, “— Non-GAAP Measures”, “— Comparison of Fiscal Years 2024 and 2025” and “Management Discussion and Analysis — Recent Accounting Pronouncements” of the 2025 Hong Kong Annual Report (adjusted version) are incorporated herein by reference.

Comparison of Fiscal Years 2023 and 2024

For a discussion of our results of operations for the fiscal year ended March 31, 2023 compared with the fiscal year ended March 31, 2024, see “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Comparison of Fiscal Years 2023 and 2024” of our annual report on Form 20-F for the fiscal year ended March 31, 2024, filed with the SEC on May 23, 2024.

B. Liquidity and Capital Resources

The information set forth in the section titled “Management Discussion and Analysis — Liquidity and Capital Resources” of the 2025 Hong Kong Annual Report (adjusted version) is incorporated herein by reference.

C.
Research and Development, Patents and Licenses, etc.

The information set forth in the section titled “Management Discussion and Analysis — Research and Development, Patents and Licenses, etc.” of the 2025 Hong Kong Annual Report (adjusted version) is incorporated herein by reference.

D.
Trend Information

The information set forth in the section titled “Management Discussion and Analysis — Trend Information” of the 2025 Hong Kong Annual Report (adjusted version) is incorporated herein by reference.

E.
Critical Accounting Estimates

The information set forth in the section titled “Management Discussion and Analysis — Critical Accounting Policies and Estimates” of the 2025 Hong Kong Annual Report (adjusted version) is incorporated herein by reference.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.
Directors and Senior Management

The information set forth in the section titled “Directors, Senior Management and Employees — Directors and Senior Management” of the 2025 Hong Kong Annual Report (adjusted version) is incorporated herein by reference.

B.
Compensation

The information set forth in the section titled “Directors, Senior Management and Employees — Compensation” of the 2025 Hong Kong Annual Report (adjusted version) is incorporated herein by reference.

C.
Board Practices

The information set forth in the section titled “Directors, Senior Management and Employees — Board Practices” of the 2025 Hong Kong Annual Report (adjusted version) is incorporated herein by reference.

D.
Employees

The information set forth in the section titled “Directors, Senior Management and Employees — Employees” of the 2025 Hong Kong Annual Report (adjusted version) is incorporated herein by reference.

E.
Share Ownership

The information set forth in the section titled “Directors, Senior Management and Employees — Share Ownership” of the 2025 Hong Kong Annual Report (adjusted version) is incorporated herein by reference.

F.
Disclosure of a registrant’s action to recover erroneously awarded compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

The information set forth in the section titled “Major Shareholders and Related Party Transactions” of the 2025 Hong Kong Annual Report (adjusted version) is incorporated herein by reference.

A.
Major Shareholders

The information set forth in the section titled “Major Shareholders and Related Party Transactions — Major Shareholders” of the 2025 Hong Kong Annual Report (adjusted version) is incorporated herein by reference.

B. Related Party Transactions

The information set forth in the section titled “Major Shareholders and Related Party Transactions — Related Party Transactions” of the 2025 Hong Kong Annual Report (adjusted version) is incorporated herein by reference.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.
Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements.”

Legal and Administrative Proceedings

The information set forth in the section titled “Business Overview — Legal and Administrative Proceedings” of the 2025 Hong Kong Annual Report (adjusted version) is incorporated herein by reference.

Dividend Policy

The information set forth in the section titled “Other Information for Shareholders — Dividend Policy” of the 2025 Hong Kong Annual Report (adjusted version) is incorporated herein by reference.

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

On August 28, 2024, we completed the voluntary conversion of our secondary listing status to a primary listing status on the Hong Kong Stock Exchange, or the Primary Conversion, and became a dual-primary listed company on the Hong Kong Stock Exchange and the New York Stock Exchange.

B.
Plan of Distribution

Not applicable.

C.
Markets

See “A. Offer and Listing Details.”

D.
Selling Shareholders

Not applicable.

E.
Dilution

Not applicable.

F.
Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.
Share Capital

Not applicable.

B.
Memorandum and Articles of Association

We incorporate by reference into this annual report the description of our amended and restated Memorandum and Articles of Association contained in our Registration Statement on Form F‑1 (File No. 333‑195736), as amended, initially filed with the SEC on May 6, 2014. Our shareholders adopted our amended and restated Memorandum and Articles of Association by a special resolution on September 2, 2014, and effective upon completion of our initial public offering of ordinary shares represented by our ADSs. At our annual general meeting of shareholders held on September 30, 2020, our shareholders approved to amend and restate our Memorandum and Articles of Association by a special resolution, and effective upon the same day, to expressly permit completely virtual shareholders’ meetings and reflect the Company’s share capital following the Share Split. At our annual general meeting of shareholders held on August 22, 2024, our shareholders approved to amend and restate our Memorandum and Articles of Association by a special resolution, and effective upon the same day, to comply with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited in light of our Primary Conversion, save for where the Hong Kong Stock Exchange has granted applicable waivers and exemptions from strict compliance of certain provisions of the Hong Kong Listing Rules.

C.
Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company,” “Item 5. Operating and Financial Review and Prospects” or elsewhere in this annual report.

D.
Exchange Controls

The information set forth in the section titled “Business Overview — Regulation — Regulation of Foreign Exchange and Dividend Distribution — Foreign Exchange Regulation” of the 2025 Hong Kong Annual Report (adjusted version) is incorporated herein by reference.

E.
Taxation

The information set forth in the section titled “Other Information for Shareholders — Taxation” of the 2025 Hong Kong Annual Report (adjusted version) is incorporated herein by reference.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information set forth in the section titled “Management Discussion and Analysis — Quantitative and Qualitative Disclosures about Market Risk” of the 2025 Hong Kong Annual Report (adjusted version) is incorporated herein by reference.

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
• Distribution of cash dividends or other cash distributions.
• Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADSs.
• Distribution of securities other than ADSs or rights to purchase additional ADSs.
Up to US$5.00 per 100 ADSs (or fraction thereof) per calendar year	• ADS services

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

Fees and Payments from the Depositary to Us

Our depositary has agreed to share with us certain fees payable to the depositary by holders of ADSs. For fiscal year 2025, the depositary shared with us US$28 million, after deduction of applicable U.S. taxes.

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
•
brokerage commission, which is freely negotiable with the broker; and
•
the Hong Kong Share Registrar will charge HK$2.50 (or such higher fee as may from time to time be permitted under the Hong Kong Listing Rules), for each transfer of Shares from one registered owner to another, each share certificate canceled or issued by it and any applicable fee as stated in the share transfer forms used in Hong Kong.

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

All costs attributable to the transfer of Shares to effect a withdrawal from or deposit of Shares into our ADS program will be borne by the investor requesting the transfer. In particular, holders of Shares and ADSs should note that the Hong Kong Share Registrar will charge HK$2.50 (or such higher fee as may from time to time be permitted under the Hong Kong Listing Rules), for each transfer of Shares from one registered owner to another, each share certificate canceled or issued by it and any applicable fee as stated in the share transfer forms used in Hong Kong. In addition, holders of Shares and ADSs must pay US$5.00 (or less) per 100 ADSs for each issuance of ADSs and for each cancelation of ADSs, as the case may be, in connection with the deposit of Shares into, or withdrawal of Shares from, our ADS program.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain substantially unchanged.

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

Our management, under the supervision and with the participation of our principal executive officer and our principal financial officer, evaluated the effectiveness of our disclosure controls and procedures, as defined in Rules 13a‑15(e) or 15d‑15(e) promulgated under the U.S. Exchange Act, as of March 31, 2025. Based on that evaluation, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures are effective in ensuring that information required to be disclosed in the reports that we file or submit under the U.S. Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that information required to be disclosed in the reports that we file or submit under the U.S. Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a‑15(f) and 15d‑15(f) under the U.S. Exchange Act. As required by Rule 13a‑15(c) of the U.S. Exchange Act, our management conducted an evaluation of our company’s internal control over financial reporting as of March 31, 2025 based on the framework in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of March 31, 2025.

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

Our independent registered public accounting firm, PricewaterhouseCoopers Zhong Tian LLP has audited the effectiveness of our internal control over financial reporting as of March 31, 2025, as stated in their report, which appears on page F‑2 of this annual report.

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

	Year ended March 31,
	2024	2025
	(in thousands of RMB)
Audit Fees(1)	147,521	134,794
Audit-related Fees(2)	8,982	7,795
Tax Fees(3)	2,114	6,224
All Other Fees(4)	6,129	2,543
Total	164,746	151,356

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The information set forth in the section titled “Other Information for Shareholders — Purchases of Equity Securities by the Issuer and Affiliated Purchasers” of the 2025 Hong Kong Annual Report (adjusted version) is incorporated herein by reference.

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

Under the NYSE Listed Company Manual, U.S. domestic listed companies are required to have a majority independent board, which is not required under the Companies Act (As Revised) of the Cayman Islands (the “Companies Act”), our home country. Currently, our board of directors is composed of ten members, six of whom are independent directors. All of our independent directors are independent within the meaning of Section 303A of the NYSE Listed Company Manual. We have also received from each independent director a confirmation of his or her independence and we consider them to be independent pursuant to the Hong Kong Listing Rules. In addition, the NYSE Listed Company Manual requires U.S. domestic listed companies to have a compensation committee and a nominating/corporate governance committee, each composed entirely of independent directors, which are not required under the Companies Act. Currently, our Compensation Committee is composed of three members, all of whom are independent directors. Our Nominating and Corporate Governance Committee is composed of two members, all of whom are independent directors. In addition, the NYSE Listed Company Manual requires shareholder approval for certain matters, such as requiring that shareholders must be given the opportunity to vote on all equity compensation plans and material revisions to those plans, which is not required under the Cayman Islands law. We comply with the requirements of Cayman Islands law and Hong Kong Listing Rules in determining whether shareholder approval is required.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We have adopted insider trading policies and established procedures to provide guidance on the purchases, sales, and other dispositions of our securities by our directors, officers, employees and other relevant persons, with the goal of promoting compliance with applicable insider trading laws, rules and regulations, and the listing standards of the NYSE and the Hong Kong Stock Exchange.

The Guidelines on Trading in Alibaba Group Securities are filed as Exhibit 11.2 to this annual report on Form 20-F.

ITEM 16K. CYBERSECURITY

Cybersecurity risk management is an important part of our overall risk management efforts. We maintain a comprehensive process for identifying, assessing and managing material risks from cybersecurity threats. In addition to the cybersecurity risk management framework that is centrally designed and implemented across our businesses, certain of our businesses have also formulated more detailed cybersecurity risk management measures tailored to their operations.

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

We are not faced with any risks from cybersecurity threat that have materially affected or are reasonably likely to materially affect us, including our business, results of operations, or financial condition. However, despite the cybersecurity risk management procedures and measures that we have implemented, we still face risks of security breaches and attacks against our systems and network which may adversely affect our operation and result in data loss and leakage. For more information, see “Risk Factors—Risks Related to Our Business and Industry— Security breaches and attacks against our systems and network, and any potentially resulting breach or failure to otherwise protect personal, confidential and proprietary information, could damage our reputation and negatively impact our business, as well as materially and adversely affect our financial condition and results of operations” of the 2025 Hong Kong Annual Report (adjusted version).

PART III

ITEM 17. FINANCIAL STATEMENTS

We have provided financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The following financial statements are filed as part of this annual report, together with the report of the independent auditor:

•
Report of Independent Registered Public Accounting Firm for the years ended March 31, 2024 and 2025
•
Report of Independent Registered Public Accounting Firm for the year ended March 31, 2023
•
Consolidated Income Statements for the years ended March 31, 2023, 2024 and 2025
•
Consolidated Statements of Comprehensive Income for the years ended March 31, 2023, 2024 and 2025
•
Consolidated Balance Sheets as of March 31, 2024 and 2025
•
Consolidated Statements of Changes in Shareholders’ Equity for the years ended March 31, 2023, 2024 and 2025
•
Consolidated Statements of Cash Flows for the years ended March 31, 2023, 2024 and 2025
•
Notes to the Consolidated Financial Statements

ITEM 19. EXHIBITS

Exhibit Number	Description of Document
1.1(1)	Amended and Restated Memorandum and Articles of Association of the Registrant as currently in effect
2.1	Registrant’s Form of Ordinary Share Certificate
2.2(2)

Deposit Agreement, dated as of September 24, 2014, between the Registrant, the depositary and holders and beneficial holders of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, including the form of American Depositary Receipt

2.3(2)	Form of American Depositary Receipt evidencing American Depositary Shares (included in Exhibit 2.2)
2.4(3)	Indenture, dated as of November 28, 2014, between the Registrant and Bank of New York Mellon as Trustee
2.5(3)	Sixth Supplemental Indenture, dated as of November 28, 2014, between the Registrant and Bank of New York Mellon as Trustee
2.6(3)	Form of 4.500% Senior Notes Due 2034 (included in Exhibit 2.5)
2.7(4)	Indenture, dated as of December 6, 2017, between the Registrant and Bank of New York Mellon as Trustee
2.8(4)	Second Supplemental Indenture, dated as of December 6, 2017, between the Registrant and Bank of New York Mellon as Trustee
2.9(4)	Third Supplemental Indenture, dated as of December 6, 2017, between the Registrant and Bank of New York Mellon as Trustee
2.10(4)	Fourth Supplemental Indenture, dated as of December 6, 2017, between the Registrant and Bank of New York Mellon as Trustee
2.11(4)	Fifth Supplemental Indenture, dated as of December 6, 2017, between the Registrant and Bank of New York Mellon as Trustee
2.12(4)	Form of 3.400% Senior Notes Due 2027 (included in Exhibit 2.8)
2.13(4)	Form of 4.000% Senior Notes Due 2037 (included in Exhibit 2.9)
2.14(4)	Form of 4.200% Senior Notes Due 2047 (included in Exhibit 2.10)
2.15(4)	Form of 4.400% Senior Notes Due 2057 (included in Exhibit 2.11)
2.16(5)	Sixth Supplemental Indenture, dated as of February 9, 2021, between the Registrant and Bank of New York Mellon as Trustee
2.17(5)	Seventh Supplemental Indenture, dated as of February 9, 2021, between the Registrant and Bank of New York Mellon as Trustee
2.18(5)	Eighth Supplemental Indenture, dated as of February 9, 2021, between the Registrant and Bank of New York Mellon as Trustee
2.19(5)	Ninth Supplemental Indenture, dated as of February 9, 2021, between the Registrant and Bank of New York Mellon as Trustee
2.20(5)	Form of 2.125% Senior Notes Due 2031 (included in Exhibit 2.16)
2.21(5)	Form of 2.700% Senior Notes Due 2041 (included in Exhibit 2.17)

Exhibit Number	Description of Document
2.22(5)	Form of 3.150% Senior Notes Due 2051 (included in Exhibit 2.18)
2.23(5)	Form of 3.250% Senior Notes Due 2061 (included in Exhibit 2.19)
2.24	Indenture, dated as of May 29, 2024, between the Registrant and Citibank, N.A. as Trustee
2.25	Form of 0.50% Convertible Senior Notes Due 2031 (included in Exhibit 2.24)
2.26	Indenture, dated as of November 26, 2024, between the Registrant and Citibank, N.A. as Trustee
2.27	First Supplemental Indenture, dated as of November 26, 2024, between the Registrant and Citibank, N.A. as Trustee
2.28	Second Supplemental Indenture, dated as of November 26, 2024, between the Registrant and Citibank, N.A. as Trustee
2.29	Third Supplemental Indenture, dated as of November 26, 2024, between the Registrant and Citibank, N.A. as Trustee
2.30	Form of 4.875% Notes Due 2030 (included in Exhibit 2.27)
2.31	Form of 5.250% Notes Due 2035 (included in Exhibit 2.28)
2.32	Form of 5.625% Notes Due 2054 (included in Exhibit 2.29)
2.33	Indenture, dated as of November 28, 2024, between the Registrant and Citicorp International Limited as Trustee
2.34	First Supplemental Indenture, dated as of November 28, 2024, between the Registrant and Citicorp International Limited as Trustee
2.35	Second Supplemental Indenture, dated as of November 28, 2024, between the Registrant and Citicorp International Limited as Trustee
2.36	Third Supplemental Indenture, dated as of November 28, 2024, between the Registrant and Citicorp International Limited as Trustee
2.37	Fourth Supplemental Indenture, dated as of November 28, 2024, between the Registrant and Citicorp International Limited as Trustee
2.38	Form of 2.65% Notes Due 2028 (included in Exhibit 2.34)
2.39	Form of 2.80% Notes Due 2029 (included in Exhibit 2.35)
2.40	Form of 3.10% Notes Due 2034 (included in Exhibit 2.36)
2.41	Form of 3.50% Notes Due 2044 (included in Exhibit 2.37)
2.42	Description of Securities Registered under Section 12 of the U.S. Exchange Act
4.1(6)	Form of Indemnification Agreement between the Registrant and its directors and executive officers
4.2(7)	Form of Employment Agreement between the Registrant and its executive officers
4.3(7)	Form of Share Retention Agreement between the Registrant and certain members of management
4.4(8)	Second Amended and Restated 2014 Post‑IPO Equity Incentive Plan
4.5(9)	2024 Equity Incentive Plan
4.6(10)	2024 Equity Incentive Plan (Existing Shares)

Exhibit Number	Description of Document
4.7	Schedules of Material Differences of Contractual Arrangements of Representative Variable Interest Entities of the Registrant
4.8(4)	English translation of Loan Agreement, between Hangzhou Zhenxi Investment Management Co., Ltd. and Zhejiang Tmall Technology Co., Ltd., dated January 10, 2018
4.9(4)

English translation of Exclusive Call Option Agreement entered into by and among Hangzhou Zhenxi Investment Management Co., Ltd., Zhejiang Tmall Technology Co., Ltd. and Zhejiang Tmall Network Co., Ltd., dated January 10, 2018

4.10(4)

English translation of Shareholder’s Voting Rights Proxy Agreement entered into by and among Hangzhou Zhenxi Investment Management Co., Ltd., Zhejiang Tmall Technology Co., Ltd. and Zhejiang Tmall Network Co., Ltd., dated January 10, 2018

4.11(4)

English translation of Equity Pledge Agreement entered into by and among Hangzhou Zhenxi Investment Management Co., Ltd., Zhejiang Tmall Technology Co., Ltd. and Zhejiang Tmall Network Co., Ltd., dated January 10, 2018

4.12(4)	English translation of Exclusive Services Agreement entered into between Zhejiang Tmall Network Co., Ltd. and Zhejiang Tmall Technology Co., Ltd., dated January 10, 2018
4.13(7)

Share and Asset Purchase Agreement by and among the Registrant, Zhejiang Ant Small and Micro Financial Services Group Co., Ltd. (currently known as Ant Group), Yahoo! Inc., SoftBank Corp. and the other Parties named therein, dated August 12, 2014

4.14(11)

Amendment to Share and Asset Purchase Agreement by and among the Registrant, Ant Small and Micro Financial Services Group Co., Ltd. (currently known as Ant Group), SoftBank Group Corp., Jack Ma, Joseph C. Tsai, and the other Parties named therein, dated February 1, 2018

4.15(12)

Second Amendment to Share and Asset Purchase Agreement by and among the Registrant, Ant Small and Micro Financial Services Group Co., Ltd. (currently known as Ant Group) and SoftBank Group Corp., dated September 23, 2019

4.16(13)	Third Amendment to Share and Asset Purchase Agreement by and among the Registrant, Ant Group Co., Ltd., SoftBank Group Corp. and the other parties named therein, dated August 24, 2020
4.17(8)	Fourth Amendment to Share and Asset Purchase Agreement by and among the Registrant, Ant Group Co., Ltd., SoftBank Group Corp. and the other parties named therein, dated July 25, 2022
4.18(8)	Amended and Restated Commercial Agreement by and among the Registrant, Ant Group Co., Ltd. and Alipay.com Co., Ltd., dated July 25, 2022
4.19(12)

Second Amended and Restated Intellectual Property License and Software Technology Services Agreement by and among the Registrant, Ant Small and Micro Financial Services Group Co., Ltd. (currently known as Ant Group) and Alipay.com Co., Ltd., dated September 23, 2019

4.20(12)	Cross License Agreement by and between the Registrant and Ant Small and Micro Financial Services Group Co., Ltd. (currently known as Ant Group), dated September 23, 2019
4.21(14)†	Third Amendment and Restatement Agreement, dated May 16, 2023, in respect of a US$4,000,000,000 Facility Agreement dated March 9, 2016
4.22(14)†	Second Amendment and Restatement Agreement, dated May 16, 2023, in respect of a US$6,500,000,000 Facility Agreement dated April 7, 2017
4.23(6)†

Second Amendment and Restatement Agreement, dated January 4, 2024, in respect of a HK$7,653,750,000 Facility Agreement, dated May 17, 2019, between Alibaba Group Services Limited, as Guarantor, and the other parties named therein

Exhibit Number	Description of Document
8.1	List of Subsidiaries and Consolidated Entities of the Registrant
11.1(3)	Code of Ethics of the Registrant
11.2(6)	Insider Trading Policy
12.1	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes‑Oxley Act of 2002
12.2	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes‑Oxley Act of 2002
13.1(15)	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes‑Oxley Act of 2002
13.2(15)	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes‑Oxley Act of 2002
15.1	Consent of PricewaterhouseCoopers Zhong Tian LLP — Independent Registered Public Accounting Firm
15.2	Consent of PricewaterhouseCoopers — Independent Registered Public Accounting Firm
15.3	Consent of Fangda Partners
15.4	Consent of Maples and Calder (Hong Kong) LLP
15.5(16)	Hong Kong Annual Report for Fiscal Year 2025 in English (adjusted version)
97.1(6)	Incentive Compensation Clawback Policy
101.INS	Inline XBRL Instance Document-the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents
104	Cover Page formatted as Inline XBRL and contained in Exhibit 101

(1)
Previously filed on Form 6-K, dated August 22, 2024 and incorporated herein by reference.
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
(6)
Previously filed with our Annual Report on Form 20-F for the Fiscal Year Ended on March 31, 2024 (File No. 001-36614), filed on May 23, 2024 and incorporated herein by reference.
(7)
Previously filed with the Registration Statement on Form F‑1 (File No. 333‑195736), initially filed on May 6, 2014 and incorporated herein by reference.
(8)
Previously filed with our Annual Report on Form 20‑F for the Fiscal Year Ended on March 31, 2022 (File No. 001‑36614), filed on July 26, 2022 and incorporated herein by reference.
(9)
Previously filed with the Registration Statement on Form S-8 (File No. 333-283290), filed on November 18, 2024 and incorporated herein by reference.

(10)
Previously filed with the Registration Statement on Form S-8 (File No. 333-287378), filed on May 19, 2025 and incorporated herein by reference.
(11)
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
(15)
Furnished with this annual report on Form 20‑F.
(16)
Certain of the information included in Exhibit 15.5 is incorporated by reference into this annual report on Form 20-F, as specified elsewhere in this annual report, in accordance with Rule 12b-23(a) of the Exchange Act. With the exception of the items so specified, the Hong Kong Annual Report for Fiscal Year 2025 is not deemed to be filed as part of this annual report. To the extent applicable, a reference to our consolidated financial statements in Exhibit 15.5 should be read as referencing our consolidated financial statement included in the 2025 Form 20-F.

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

Date: June 26, 2025

ALIBABA GROUP HOLDING LIMITED

iv15

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Alibaba Group Holding Limited

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Alibaba Group Holding Limited and its subsidiaries (the “Company”) as of March 31, 2025 and 2024, and the related consolidated income statements, consolidated statements of comprehensive income, changes in shareholders’ equity and cash flows for each of the two years in the period ended March 31, 2025, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of March 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2025 and 2024, and the results of its operations and its cash flows for each of the two years in the period ended March 31, 2025 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Impairment assessment on goodwill relating to a reporting unit under Hujing Digital Media and Entertainment Group

As described in Note 2(y) and Note 17 to the consolidated financial statements, the Company’s goodwill allocated to reporting units under Hujing Digital Media and Entertainment Group as of March 31, 2025 was RMB8,031 million, most relating to one reporting unit. Goodwill is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that it might be impaired. During the year ended March 31, 2025, management has performed the quantitative impairment test on goodwill relating to the reporting unit under Hujing Digital Media and Entertainment Group. No impairment charge was recognized on the goodwill relating to the reporting unit as a result of the impairment test. The fair value of the reporting unit was determined based on the discounted cash flow analysis using the assumptions including the future growth rates and the weighted average cost of capital.

The principal considerations for our determination that performing procedures relating to the impairment assessment on goodwill relating to a reporting unit under Hujing Digital Media and Entertainment Group is a critical audit matter are the significant judgment made and estimation used by management when determining the fair value of the reporting unit, which in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating audit evidence relating to the future growth rates and the weighted average cost of capital. In addition, the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s impairment assessment on goodwill relating to a reporting unit under Hujing Digital Media and Entertainment Group, including controls relating to fair value determination of the reporting unit. These procedures also included, among others, testing management’s process for determining the fair value of the reporting unit, which included (i) evaluating the appropriateness of the valuation method; (ii) testing the completeness, mathematical accuracy and relevance of the key underlying data used in the valuation; and (iii) evaluating the reasonableness of the significant assumptions related to the future growth rates and the weighted average cost of capital used in the valuation by considering (i) the past performance of the reporting unit; (ii) the weighted average cost of capital of comparable businesses; and (iii) the consistency with external market, economic and industry data. Professionals with specialized skill and knowledge were used to assist in evaluating the appropriateness of the valuation method, and the reasonableness of the future growth rate for terminal value and the weighted average cost of capital used in the valuation.

/s/ PricewaterhouseCoopers Zhong Tian LLP

Shanghai, the People’s Republic of China

June 26, 2025

We have served as the Company’s auditor since 2023.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Alibaba Group Holding Limited

Opinion on the Financial Statements

We have audited the consolidated income statements, consolidated statements of comprehensive income, changes in shareholders’ equity and cash flows of Alibaba Group Holding Limited and its subsidiaries (the “Company”) for the year ended March 31, 2023, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of operations and cash flows of the Company for the year ended March 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers

Hong Kong, the People’s Republic of China

July 21, 2023, except for Note 29 and the change in the composition of reportable segments as discussed in Note 5 and Note 28 to the consolidated financial statements, as to which the date is May 23, 2024, and except for the change in the presentation of segment information as discussed in Note 2(ai) and Note 28 to the consolidated financial statements, as to which the date is June 26, 2025

We served as the Company’s auditor from 1999 to 2023.

ALIBABA GROUP HOLDING LIMITED

CONSOLIDATED INCOME STATEMENTS

		Year ended March 31,
		2023	2024	2025
		RMB	RMB	RMB	US$
					(Note 2(a))
		(in millions, except per share data)
	Notes
Revenue	5, 24	868,687	941,168	996,347	137,300
Cost of revenue	24	(549,695)	(586,323)	(598,285)	(82,446)
Product development expenses	24	(56,744)	(52,256)	(57,151)	(7,876)
Sales and marketing expenses	24	(103,496)	(115,141)	(144,021)	(19,847)
General and administrative expenses	24	(42,183)	(41,985)	(44,239)	(6,096)
Amortization and impairment of intangible assets		(13,504)	(21,592)	(6,336)	(873)
Impairment of goodwill	17	(2,714)	(10,521)	(6,171)	(850)
Other gains, net		—	—	761	105
Income from operations		100,351	113,350	140,905	19,417
Interest and investment income, net		(11,071)	(9,964)	20,759	2,861
Interest expense		(5,918)	(7,947)	(9,596)	(1,323)
Other income, net	24	5,823	6,157	3,387	467
Income before income tax and share of results of equity method investees		89,185	101,596	155,455	21,422
Income tax expenses	7	(15,549)	(22,529)	(35,445)	(4,884)
Share of results of equity method investees		(8,063)	(7,735)	5,966	822
Net income		65,573	71,332	125,976	17,360
Net loss attributable to noncontrolling interests		7,210	8,677	4,133	569
Net income attributable to Alibaba Group Holding Limited		72,783	80,009	130,109	17,929
Accretion of mezzanine equity		(274)	(268)	(639)	(88)
Net income attributable to ordinary shareholders		72,509	79,741	129,470	17,841
Earnings per share attributable to ordinary shareholders	9
Basic		3.46	3.95	6.89	0.95
Diluted		3.43	3.91	6.70	0.92
Earnings per ADS attributable to ordinary shareholders (one ADS equals eight ordinary shares)	9
Basic		27.65	31.61	55.12	7.60
Diluted		27.46	31.24	53.59	7.38
Weighted average number of shares used in computing earnings per share (million shares)	9
Basic		20,980	20,182	18,791
Diluted		21,114	20,359	19,318

The accompanying notes form an integral part of these consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year ended March 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
				(Note 2(a))
	(in millions)
Net income	65,573	71,332	125,976	17,360
Other comprehensive income (loss):
- Foreign currency translation:
Change in unrealized gains (losses), net of tax	22,332	13,502	(512)	(70)
- Share of other comprehensive income of equity method investees:
Change in unrealized gains	1,493	980	239	33
- Interest rate swaps under hedge accounting and others:
Change in unrealized gains (losses)	10	(97)	82	11
Other comprehensive income (loss)	23,835	14,385	(191)	(26)
Total comprehensive income	89,408	85,717	125,785	17,334
Total comprehensive loss attributable to noncontrolling interests	6,480	8,364	4,183	576
Total comprehensive income attributable to ordinary shareholders	95,888	94,081	129,968	17,910

The accompanying notes form an integral part of these consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED

CONSOLIDATED BALANCE SHEETS

		As of March 31,
		2024	2025
		RMB	RMB	US$
				(Note 2(a))
		(in millions)
	Notes
Assets
Current assets:
Cash and cash equivalents	2(p)	248,125	145,487	20,049
Short-term investments	2(q)	262,955	228,826	31,533
Restricted cash and escrow receivables	10	38,299	43,781	6,033
Equity securities and other investments	11	59,949	53,780	7,411
Prepayments, receivables and other assets	13	143,536	202,175	27,860
Total current assets		752,864	674,049	92,886
Equity securities and other investments	11	220,942	356,818	49,171
Prepayments, receivables and other assets	13	116,102	83,431	11,497
Investments in equity method investees	14	203,131	210,169	28,962
Property and equipment, net	15	185,161	203,348	28,022
Intangible assets, net	16	26,950	20,911	2,882
Goodwill	17	259,679	255,501	35,209
Total assets		1,764,829	1,804,227	248,629

Liabilities, mezzanine equity and shareholders’ equity
Current liabilities:
Current bank borrowings	21	12,749	22,562	3,109
Current unsecured senior notes	22	16,252	—	—
Income tax payable		9,068	11,638	1,604
Accrued expenses, accounts payable and other liabilities	19	297,883	332,537	45,825
Merchant deposits	2(ac)	12,737	274	37
Deferred revenue and customer advances	18	72,818	68,335	9,417
Total current liabilities		421,507	435,346	59,992
Deferred revenue	18	4,069	4,536	625
Deferred tax liabilities	7	53,012	48,454	6,677
Non-current bank borrowings	21	55,686	49,909	6,878
Non-current unsecured senior notes	22	86,089	122,398	16,867
Non-current convertible unsecured senior notes	23	—	35,834	4,938
Other liabilities	19	31,867	17,644	2,432
Total liabilities		652,230	714,121	98,409

The accompanying notes form an integral part of these consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED

CONSOLIDATED BALANCE SHEETS (CONTINUED)

		As of March 31,
		2024	2025
		RMB	RMB	US$
				(Note 2(a))
		(in millions)
	Notes
Commitments and contingencies	26, 27
Mezzanine equity		10,728	11,713	1,613
Shareholders’ equity:
Ordinary shares, US$0.000003125 par value; 32,000,000,000 shares authorized as of March 31, 2024 and 2025; 19,469,126,956 and 18,474,235,708 shares issued and outstanding as of March 31, 2024 and 2025 respectively		1	1	—
Additional paid-in capital		397,999	381,379	52,555
Treasury shares, at cost	2(af)	(27,684)	(36,329)	(5,006)
Statutory reserves	2(ag)	14,733	15,936	2,196
Accumulated other comprehensive income (loss)
Cumulative translation adjustments		3,635	3,286	453
Unrealized (losses) gains on interest rate swaps and others		(37)	107	15
Retained earnings		597,897	645,478	88,949
Total shareholders’ equity		986,544	1,009,858	139,162
Noncontrolling interests		115,327	68,535	9,445
Total equity		1,101,871	1,078,393	148,607
Total liabilities, mezzanine equity and equity		1,764,829	1,804,227	248,629

The accompanying notes form an integral part of these consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

							Accumulated other
	Ordinary shares						comprehensive income (loss)
								Unrealized
								gains (losses) on
			Additional				Cumulative	interest		Total
			paid-in	Treasury	Subscription	Statutory	translation	rate swaps	Retained	shareholders’	Noncontrolling	Total
	Share	Amount	capital	shares	receivables	reserves	adjustments	and others	earnings	equity	interests	equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(in millions, except per share data)
Balance as of April 1, 2022	21,357,323,112	1	410,506	(2,221)	(46)	9,839	(33,184)	27	563,557	948,479	124,059	1,072,538
Foreign currency translation adjustment	—	—	—	—	(3)	—	21,236	1	—	21,234	1,095	22,329
Share of additional paid-in capital and other comprehensive income of equity method investees	—	—	(1,031)	—	—	—	1,472	21	—	462	(4)	458
Change in fair value of interest rate swaps under hedge accounting and others	—	—	—	—	—	—	—	10	—	10	—	10
Net income for the year	—	—	—	—	—	—	—	—	72,783	72,783	(7,575)	65,208
Acquisition of subsidiaries	—	—	—	—	—	—	—	—	—	—	38	38
Issuance of shares, including vesting of RSUs and early exercised options and exercise of share options	201,547,520	—	11	—	—	—	—	—	—	11	—	11
Repurchase and retirement of ordinary shares	(1,039,252,920)	—	(13,990)	(26,542)	—	—	—	—	(34,174)	(74,706)	—	(74,706)
Transactions with noncontrolling interests	—	—	(3,987)	—	—	—	—	—	—	(3,987)	1,673	(2,314)
Amortization of compensation cost	—	—	25,134	—	—	—	—	—	—	25,134	5,462	30,596
Equity-settled donation	6,400,000	—	511	—	—	—	—	—	—	511	—	511
Appropriation to statutory reserves	—	—	—	—	—	3,138	—	—	(3,138)	—	—	—
Others	—	—	(274)	—	—	—	—	—	—	(274)	(1,342)	(1,616)
Balance as of March 31, 2023	20,526,017,712	1	416,880	(28,763)	(49)	12,977	(10,476)	59	599,028	989,657	123,406	1,113,063

The accompanying notes form an integral part of these consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (CONTINUED)

							Accumulated other
	Ordinary shares						comprehensive income (loss)
								Unrealized
								gains (losses) on
			Additional				Cumulative	interest		Total
			paid-in	Treasury	Subscription	Statutory	translation	rate swaps	Retained	shareholders’	Noncontrolling	Total
	Share	Amount	capital	shares	receivables	reserves	adjustments	and others	earnings	equity	interests	equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(in millions, except per share data)
Balance as of April 1, 2023	20,526,017,712	1	416,880	(28,763)	(49)	12,977	(10,476)	59	599,028	989,657	123,406	1,113,063
Foreign currency translation adjustment, net of tax	—	—	—	—	(3)	—	13,006	2	—	13,005	494	13,499
Share of additional paid-in capital and other comprehensive income of equity method investees	—	—	(298)	—	—	—	981	(1)	—	682	—	682
Change in fair value of interest rate swaps under hedge accounting and others	—	—	—	—	—	—	—	(97)	—	(97)	—	(97)
Net income for the year	—	—	—	—	—	—	—	—	80,009	80,009	(8,858)	71,151
Acquisition of subsidiaries	—	—	—	—	—	—	—	—	—	—	98	98
Deconsolidation of subsidiaries	—	—	—	—	—	—	124	—	—	124	24	148
Issuance of shares, including vesting of RSUs and early exercised options and exercise of share options	192,305,904	—	842	—	—	—	—	—	—	842	—	842
Repurchase and retirement of ordinary shares	(1,249,196,660)	—	(29,313)	1,079	—	—	—	—	(60,842)	(89,076)	—	(89,076)
Transactions with noncontrolling interests	—	—	(1,375)	—	—	—	—	—	—	(1,375)	(5,349)	(6,724)
Amortization of compensation cost	—	—	11,531	—	—	—	—	—	—	11,531	5,862	17,393
Declaration of dividends	—	—	—	—	—	—	—	—	(18,542)	(18,542)	—	(18,542)
Appropriation to statutory reserves	—	—	—	—	—	1,756	—	—	(1,756)	—	—	—
Others	—	—	(268)	—	52	—	—	—	—	(216)	(350)	(566)
Balance as of March 31, 2024	19,469,126,956	1	397,999	(27,684)	—	14,733	3,635	(37)	597,897	986,544	115,327	1,101,871

The accompanying notes form an integral part of these consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (CONTINUED)

						Accumulated other
	Ordinary shares					comprehensive income (loss)
							Unrealized
							gains (losses) on
			Additional			Cumulative	interest		Total
			paid-in	Treasury	Statutory	translation	rate swaps	Retained	shareholders’	Noncontrolling	Total
	Share	Amount	capital	shares	reserves	adjustments	and others	earnings	equity	interests	equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(in millions, except per share data)
Balance as of April 1, 2024	19,469,126,956	1	397,999	(27,684)	14,733	3,635	(37)	597,897	986,544	115,327	1,101,871
Foreign currency translation adjustment, net of tax	—	—	—	—	—	(183)	1	—	(182)	14	(168)
Share of additional paid-in capital and other comprehensive income of equity method investees	—	—	(53)	—	—	178	61	—	186	—	186
Change in fair value of interest rate swaps under hedge accounting and others	—	—	—	—	—	—	82	—	82	—	82
Net investment hedges	—	—	—	—	—	(344)	—	—	(344)	—	(344)
Net income for the year	—	—	—	—	—	—	—	130,109	130,109	(4,197)	125,912
Acquisition of subsidiaries	—	—	—	—	—	—	—	—	—	587	587
Deconsolidation of subsidiaries	—	—	—	—	—	—	—	—	—	(16,251)	(16,251)
Issuance of shares, including vesting of RSUs and early exercised options and exercise of share options	202,166,984	—	8	—	—	—	—	—	8	—	8
Repurchase and retirement of ordinary shares	(1,197,058,232)	—	(25,020)	(8,645)	—	—	—	(51,985)	(85,650)	—	(85,650)
Transactions with noncontrolling interests	—	—	794	—	—	—	—	—	794	(25,629)	(24,835)
Amortization of compensation cost	—	—	10,518	—	—	—	—	—	10,518	3,278	13,796
Declaration of dividends	—	—	—	—	—	—	—	(29,340)	(29,340)	—	(29,340)
Capped call transactions	—	—	(4,612)	—	—	—	—	—	(4,612)	—	(4,612)
Appropriation to statutory reserves	—	—	—	—	1,203		—	(1,203)	—	—	—
Others	—	—	1,745	—	—	—	—	—	1,745	(4,594)	(2,849)
Balance as of March 31, 2025	18,474,235,708	1	381,379	(36,329)	15,936	3,286	107	645,478	1,009,858	68,535	1,078,393

The accompanying notes form an integral part of these consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended March 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
				(Note 2(a))
	(in millions)
Cash flows from operating activities:
Net income	65,573	71,332	125,976	17,360
Adjustments to reconcile net income to net cash provided by operating activities:
Revaluation gain on previously held equity interest	—	—	(628)	(87)
Loss on disposals of equity method investees	72	10	27	4
Loss (Gain) related to equity securities and other investments	14,911	23,480	(28,652)	(3,948)
Change in fair value of other assets and liabilities	(1,522)	(708)	590	81
(Gain) Loss on disposals of subsidiaries	(14)	(1,550)	21,509	2,964
Depreciation and impairment of property and equipment, and operating lease cost relating to land use rights	27,799	26,640	29,260	4,032
Amortization of intangible assets and licensed copyrights	19,139	17,864	13,199	1,819
Equity-settled share-based compensation expense	30,831	18,546	13,970	1,925
Equity-settled donation expense	511	—	—	—
Impairment of equity securities and other investments	13,327	12,244	8,801	1,213
Impairment of goodwill, intangible assets and licensed copyrights	6,658	22,610	6,805	937
Gain on disposals of property and equipment	(163)	(107)	(784)	(108)
Share of results of equity method investees	8,063	7,735	(5,966)	(822)
Deferred income taxes	(1,717)	(5,263)	374	52
Allowance for doubtful accounts	2,802	3,509	3,016	416
Changes in assets and liabilities, net of effects of acquisitions and disposals:
Prepayments, receivables and other assets, and long-term licensed copyrights	8,605	(37,621)	(50,590)	(6,972)
Income tax payable	(9,214)	(4,764)	1,968	271
Accrued expenses, accounts payable and other liabilities	11,159	27,126	25,873	3,565
Merchant deposits	(1,450)	(560)	(12,463)	(1,717)
Deferred revenue and customer advances	4,382	2,070	11,224	1,547
Net cash provided by operating activities	199,752	182,593	163,509	22,532
Cash flows from investing activities:
(Increase) Decrease in short-term investments, net	(61,086)	71,426	23,395	3,224
Increase in other treasury investments, net	(40,794)	(64,392)	(126,041)	(17,369)
Settlement of forward exchange contracts, net	1,282	658	(335)	(46)
Acquisitions of equity securities and other investments, and other assets	(17,818)	(15,240)	(10,342)	(1,425)
Disposals of equity securities and other investments, and other assets	21,738	21,966	18,214	2,510
Acquisitions of equity method investees	(4,552)	(3,525)	(3,822)	(527)
Disposals of and distributions from equity method investees	1,001	1,265	1,520	209
Acquisitions of:
Land use rights, property and equipment	(34,330)	(32,087)	(85,972)	(11,847)
Intangible assets	(22)	(842)	—	—
Disposals of property and equipment	644	373	2,428	335
Cash (paid) received for business combinations, net of cash acquired	(1,204)	(2,204)	353	49
Deconsolidation and disposal of subsidiaries, net of cash proceeds	(5)	699	(5,077)	(699)
Loans to employees, net of repayments	(360)	79	264	35
Net cash used in investing activities	(135,506)	(21,824)	(185,415)	(25,551)

The accompanying notes form an integral part of these consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

	Year ended March 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
				(Note 2(a))
	(in millions)
Cash flows from financing activities:
Issuance of ordinary shares	11	843	10	1
Repurchase of ordinary shares	(74,746)	(88,745)	(86,662)	(11,942)
Dividend distribution	—	(17,946)	(29,077)	(4,007)
Proceeds from convertible unsecured senior notes, net of debt issuance cost	—	—	35,665	4,915
Payments for capped call transactions	—	—	(4,612)	(636)
Acquisition of additional equity interests in non-wholly owned subsidiaries	(2,511)	(5,821)	(21,949)	(3,025)
Dividends paid by non-wholly owned subsidiaries to noncontrolling interests	(489)	(546)	(664)	(91)
Contingent consideration payments made after a business combination	(144)	(71)	(197)	(27)
Capital injection from noncontrolling interests	918	1,577	2,402	331
Proceeds from bank borrowings and other borrowings	22,790	20,570	52,788	7,275
Repayment of bank borrowings	(11,448)	(13,092)	(43,678)	(6,019)
Proceeds from unsecured senior notes, net of debt issuance cost	—	—	35,979	4,958
Repayment of unsecured senior notes	—	(5,013)	(16,220)	(2,235)
Net cash used in financing activities	(65,619)	(108,244)	(76,215)	(10,502)
Effect of exchange rate changes on cash and cash equivalents, restricted cash and escrow receivables	3,530	4,389	965	133
Increase (Decrease) in cash and cash equivalents, restricted cash and escrow receivables	2,157	56,914	(97,156)	(13,388)
Cash and cash equivalents, restricted cash and escrow receivables at beginning of year	227,353	229,510	286,424	39,470
Cash and cash equivalents, restricted cash and escrow receivables at end of year	229,510	286,424	189,268	26,082

The accompanying notes form an integral part of these consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

Supplemental disclosures of cash flow information:

Payment of income tax

Income tax paid was RMB26,476 million, RMB32,486 million and RMB33,409 million for the years ended March 31, 2023, 2024 and 2025, respectively.

Payment of interest

Interest paid was RMB5,637 million, RMB7,832 million and RMB8,866 million for the years ended March 31, 2023, 2024 and 2025, respectively.

Business combinations

	Year ended March 31,
	2023	2024	2025
	RMB	RMB	RMB
	(in millions)
Cash paid for business combinations	(1,254)	(2,325)	(612)
Cash acquired in business combinations	50	121	965
	(1,204)	(2,204)	353

The accompanying notes form an integral part of these consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2023, 2024 AND 2025

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

The Company’s businesses comprise Taobao and Tmall Group, Alibaba International Digital Commerce Group, Cloud Intelligence Group, Cainiao Smart Logistics Network Limited, Local Services Group, Hujing Digital Media and Entertainment Group (formerly known as Digital Media and Entertainment Group) and All others. An ecosystem has developed around the Company’s platforms and businesses that consists of consumers, merchants, brands, retailers, third-party service providers, strategic alliance partners and other businesses.

Taobao and Tmall Group is comprised of (i) China commerce retail business and (ii) China commerce wholesale business. China commerce retail business mainly consists of Taobao and Tmall, the Company’s digital retail business in China, Tmall Supermarket, Tmall Global, as well as Xianyu, a consumer-to-consumer community and marketplace for idle goods in China. China commerce wholesale business mainly includes 1688.com, an integrated domestic wholesale marketplace in China.

Alibaba International Digital Commerce Group is comprised of (i) International commerce retail business and (ii) International commerce wholesale business. International commerce retail business mainly includes AliExpress, a global e-commerce platform, Trendyol, an e-commerce platform in Türkiye, Lazada, an e-commerce platform in Southeast Asia, and Daraz, an e-commerce platform across South Asia with key markets in Pakistan and Bangladesh. International commerce wholesale business mainly includes Alibaba.com, an integrated international online wholesale marketplace.

Cloud Intelligence Group offers a comprehensive suite of cloud services based on a three-tiered architecture of infrastructure-as-a-service (IaaS), platform-as-a-service (PaaS) and model-as-a-service (MaaS) to customers worldwide.

Cainiao Smart Logistics Network Limited (“Cainiao”) has established a smart logistics network, with end-to-end logistics capabilities, on a global scale. Cainiao controls the key nodes of the logistics network to ensure service quality, efficiency and reliability, while leveraging trusted partners' capabilities to drive scalability and capital efficiency. Cainiao provides a wide array of innovative logistics solutions in China and around the world, serving both the Company's e-commerce businesses as well as third parties.

Local Services Group is comprised of Ele.me, a local services and on-demand delivery platform in China, and Amap, the provider of mobile digital map, navigation and real-time traffic information in China.

Hujing Digital Media and Entertainment Group is comprised of Youku, an online long-form video platform in China, and Damai Entertainment (formerly known as Alibaba Pictures), which provides content production, promotion and distribution, performance and event ticketing management, IP-related licensing and operations, cinema ticketing management and Internet data services for the entertainment industry.

All other businesses include Freshippo, Alibaba Health, Lingxi Games, Intelligent Information Platform (which mainly consists of UCWeb and Quark businesses), Fliggy, DingTalk, Sun Art, Intime and other businesses. As of March 31, 2025, the sale of Sun Art was completed and the sale of Intime was substantially completed. Details of the disposals are set out in Note 4(b) and Note 4(c) respectively.

The Company’s American depositary shares (“ADSs”) have been listed on the New York Stock Exchange (“NYSE”) under the symbol of “BABA” and the Company’s ordinary shares have been listed on the Hong Kong Stock Exchange (“HKSE”) under the codes “9988 (HKD Counter)” and “89988 (RMB Counter).”

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2023, 2024 AND 2025

2.
Summary of significant accounting policies
(a)
Basis of presentation

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Translations of balances in the consolidated balance sheet, consolidated income statement, consolidated statement of comprehensive income and consolidated statement of cash flows from RMB into the US$ as of and for the year ended March 31, 2025 are solely for the convenience of the readers and are calculated at the rate of US$1.00=RMB7.2567, representing the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on March 31, 2025. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at this rate, or at any other rate.

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

Due to legal restrictions on foreign ownership and investment in, among other areas, value-added telecommunications services, which include the operations of Internet content providers, the Company operates its Internet businesses and other businesses in which foreign investment is restricted or prohibited in the PRC through various contractual arrangements with PRC domestic companies that are incorporated in the PRC and owned by PRC citizens or by PRC entities owned and/or controlled by PRC citizens. Specifically, these representative PRC domestic companies are Zhejiang Taobao Network Co., Ltd., Zhejiang Tmall Network Co., Ltd., Shanghai Rajax Information Technology Co., Ltd., Alibaba Cloud Computing Ltd. and Hujing Culture Entertainment Co., Ltd. (formerly known as Alibaba Culture Entertainment Co., Ltd.). The registered capital of these PRC domestic companies was funded by the Company through loans extended to the equity holders of these PRC domestic companies.

The Company has entered into certain exclusive services agreements with these PRC domestic companies, which entitle it to receive substantially all of the profits of the PRC domestic companies. In addition, the Company has entered into certain agreements with the equity holders of these PRC domestic companies, including loan agreements that require them to contribute registered capital to those PRC domestic companies, exclusive call option agreements to acquire the equity interests in these companies when permitted by the PRC laws, rules and regulations, equity pledge agreements of the equity interests held by those equity holders, and proxy agreements that irrevocably authorize individuals designated by the Company to exercise the equity owner’s rights over these PRC domestic companies.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2023, 2024 AND 2025

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
FOR THE YEARS ENDED MARCH 31, 2023, 2024 AND 2025

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

The following financial information of the consolidated VIEs and their subsidiaries was recorded in the accompanying consolidated financial statements:

	As of March 31,
	2024	2025
	RMB	RMB
	(in millions)
Cash and cash equivalents and short-term investments	25,825	10,621
Investments in equity method investees and equity securities and other investments	35,228	37,117
Accounts receivable and contract assets, net of allowance	16,884	18,408
Amounts due from non-VIE subsidiaries of the Company	36,405	53,792
Property and equipment, net and intangible assets, net	11,927	19,911
Others	33,276	40,429
Total assets	159,545	180,278

Amounts due to non-VIE subsidiaries of the Company	99,404	113,332
Accrued expenses, accounts payable and other liabilities	45,634	50,521
Deferred revenue and customer advances	15,586	19,126
Total liabilities	160,624	182,979

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2023, 2024 AND 2025

2.
Summary of significant accounting policies (Continued)
(c)
Consolidation (Continued)

	Year ended March 31,
	2023	2024	2025
	RMB	RMB	RMB
	(in millions)
Revenue (i)	112,270	117,686	137,708
Net income (loss)	2,442	(3,193)	(850)
Net cash provided by (used in) operating activities	4,378	12,053	(992)
Net cash used in investing activities	(2,044)	(11,772)	(33,847)
Net cash provided by financing activities	1,386	5,626	25,933

(i)
Revenue generated by the VIEs are primarily from cloud services, digital media and entertainment services and others.

The VIEs did not have any material related party transactions except for the related party transactions which are disclosed in Note 24 or elsewhere in these consolidated financial statements, and those transactions with other subsidiaries that are not VIEs, which were eliminated upon consolidation.

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

(d)
Business combinations and noncontrolling interests

The Company accounts for its business combinations using the acquisition method of accounting in accordance with Accounting Standards Codification (“ASC 805”) “Business Combinations.” The cost of an acquisition is measured as the aggregate of the acquisition date fair value of the assets transferred to the sellers, liabilities incurred by the Company and equity instruments issued by the Company. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets acquired and liabilities assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total costs of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the acquisition date amounts of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the acquisition date amounts of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated income statements. During the measurement period, which can be up to one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Subsequent to the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any further adjustments are recorded in the consolidated income statements.

In a business combination achieved in stages, the Company remeasures the previously held equity interest in the acquiree immediately before obtaining control at its acquisition date fair value and the remeasurement gain or loss, if any, is recognized in the consolidated income statements.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2023, 2024 AND 2025

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

Net income attributable to mezzanine equity holders is included in net loss attributable to noncontrolling interests in the consolidated income statements, while it is excluded from the consolidated statements of changes in shareholders’ equity. During the years ended March 31, 2023, 2024 and 2025, net income attributable to mezzanine equity holders amounted to RMB365 million, RMB181 million and RMB64 million, respectively. The cumulative results of operations attributable to noncontrolling interests, along with adjustments for share-based compensation expense arising from outstanding share-based awards relating to subsidiaries’ shares, are also recorded as noncontrolling interests on the Company’s consolidated balance sheets. Cash flows related to transactions with noncontrolling interests are presented under financing activities in the consolidated statements of cash flows.

(e)
Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker (the “CODM”), which is comprised of the Company’s Chief Executive Officer and Chief Financial Officer. Prior to the year ended March 31, 2024, the Company had seven reportable segments, namely China commerce, International commerce, Local consumer services, Cainiao, Cloud, Digital media and entertainment, and Innovation initiatives and others segments. Starting from the year ended March 31, 2024, the Company has implemented a new organizational and governance structure, which the CODM started to review information under a new reporting structure, and segment reporting has been updated to conform to this change. Consequently, the Company presents six reportable segments as set out in Note 28 to reflect the change.

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
FOR THE YEARS ENDED MARCH 31, 2023, 2024 AND 2025

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
FOR THE YEARS ENDED MARCH 31, 2023, 2024 AND 2025

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

Cost-per-click ("CPC") marketing and software services

CPC marketing and software services allow merchants to bid for keywords or bid to market to groups of consumers with similar profiles that match product or service listings appearing in search results or browser results on the Company’s marketplaces. In general, merchants prepay for CPC marketing and software services and the related revenue is recognized when a user clicks their product or service listings as this is the point of time when the merchants benefit from the marketing and software services rendered.

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

Cost-per-sale ("CPS") marketing and software services

The Company charges fees from merchants for transactions completed on Taobao, Tmall and certain other major marketplaces of the Company. The fees are generally determined as a percentage based on the value of merchandise sold by the merchants. Merchant deposits that are expected to be non-refundable is accounted for as variable consideration (Note 2(ac)), which is estimated at contract inception and updated at the end of each reporting period if additional information becomes available. Revenue related to CPS marketing and software services is recognized in the consolidated income statements based on the expected value when the performance obligation is satisfied. Adjustments to the estimated variable consideration related to prior reporting periods were not material for each of the periods presented.

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
FOR THE YEARS ENDED MARCH 31, 2023, 2024 AND 2025

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

(iii)
Logistics services

The Company earns logistics services revenue from express delivery services, supply chain services, on-demand delivery services and other logistics services. Revenue is recognized over time when the logistics services are provided.

(iv)
Cloud services

The Company earns cloud services revenue from the provision of public cloud services and non-public cloud services to domestic and international enterprise customers:

•
Public cloud services, where the company generates revenue from a wide range of cloud services, including traditional and AI-related, such as elastic computing, storage, network, database, big data, security, cloud native and Alibaba Cloud model studio (“Bailian”). Enterprise customers can pay for these services on a consumption or subscription basis, such as on-demand delivery of computing services and storage capacities. Certain cloud services allow customers to use hosted software over the contract period without taking possession of the software. Revenue related to cloud services charged on a subscription basis is recognized ratably over the contract period. Revenue related to cloud services charged on a consumption basis, such as the quantity of storage or elastic computing services used in a period, is recognized based on the customer utilization of the resources.
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

(v)
Sales of goods

Revenue from the sales of goods, which is mainly generated from direct sales businesses, is recognized when the control over the promised goods is transferred to customers. Receipts of fees in respect of all other incidental goods or services provided by the Company that are distinct performance obligations are recognized when the control of the underlying goods or services is transferred to the customers. The amounts relating to these incidental services are not material to the Company’s total revenue for each of the periods presented.

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
FOR THE YEARS ENDED MARCH 31, 2023, 2024 AND 2025

2.
Summary of significant accounting policies (Continued)
(i)
Product development expenses

Product development expenses consist primarily of staff costs and share-based compensation expense for research and development personnel and other expenses that are directly attributable to the development of new technologies and products for the businesses of the Company, such as the development of the technology and Internet infrastructure, applications, operating systems, software, databases and networks.

The Company expenses all costs that are incurred in connection with the planning and implementation phases of development and costs that are associated with repair or maintenance of the existing websites or the development of software, website and mobile app content. Costs incurred in the development phase are capitalized and amortized over the estimated product life.

(j)
Sales and marketing expenses

Sales and marketing expenses consist primarily of online and offline advertising expenses, promotion expenses, staff costs and share-based compensation expense, sales commissions and other related incidental expenses that are incurred directly to attract or retain consumers and merchants.

The Company expenses the costs of producing advertisements at the time production occurs, and expenses the costs of delivering advertisements in the period in which the advertising space or airtime is used. Advertising and promotional expenses totaled RMB76,818 million, RMB88,217 million and RMB113,573 million during the years ended March 31, 2023, 2024 and 2025, respectively.

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

(l)
Other employee benefits

The Company’s subsidiaries in the PRC participate in a government-mandated multi-employer defined contribution plan, which provides housing, pension, medical, maternity, work-related injury and unemployment benefits, as well as other welfare benefits to employees. The relevant labor regulations require the Company’s subsidiaries in the PRC to make monthly contributions to the local labor and social security authorities based on the applicable benchmarks and rates stipulated by the local government. The relevant local labor and social security authorities are responsible for meeting all retirement benefits obligations and the Company’s subsidiaries in the PRC have no further commitments beyond their monthly contributions. The contributions to the plan are expensed as incurred and not reduced by contributions forfeited by those employees who leave the plans prior to vesting fully in the contributions. The Company also makes payments to other defined contribution plans and defined benefit plans for the benefit of employees employed by subsidiaries outside of the PRC.

During the years ended March 31, 2023, 2024 and 2025, contributions to the plans amounting to RMB13,953 million, RMB14,190 million and RMB14,329 million, respectively, were charged to the consolidated income statements. Amounts contributed to defined benefit plans during the years ended March 31, 2023, 2024 and 2025 were insignificant.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2023, 2024 AND 2025

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

The Company adopts ASC 740 “Income Taxes” which prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures. The Company did not have significant unrecognized uncertain tax positions or any unrecognized liabilities, interest or penalties associated with unrecognized tax benefit as of and for the years ended March 31, 2023, 2024 and 2025.

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
FOR THE YEARS ENDED MARCH 31, 2023, 2024 AND 2025

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

(r)
Accounts receivable

Accounts receivable represent the amounts that the Company has an unconditional right to consideration. The Company maintains an allowance for doubtful accounts to reserve for potentially uncollectible receivable amounts which is estimated using the approach based on expected losses. The allowance for doubtful accounts were RMB8,042 million and RMB9,307 million as of March 31, 2024 and 2025, respectively. The Company’s estimation of allowance for doubtful accounts considers factors such as historical credit loss experience, age of receivable balances, current market conditions, reasonable and supportable forecasts of future economic conditions, as well as an assessment of receivables due from specific identifiable counterparties to determine whether these receivables are considered at risk or uncollectible. The Company assesses collectibility by pooling receivables that have similar risk characteristics and evaluates receivables individually when specific receivables no longer share those risk characteristics. For receivables evaluated individually, when it is determined that foreclosure is probable or when the debtor is experiencing financial difficulty at the reporting date and repayment is expected to be provided substantially through the operation or sale of collateral, expected credit losses are based on the fair value of the collateral at the reporting date, adjusted for selling costs as appropriate.

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
FOR THE YEARS ENDED MARCH 31, 2023, 2024 AND 2025

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

(ii)
Debt investments

Debt investments consist of investments in debt securities and loan investments which are accounted for at amortized cost or under the fair value option, which the Company has elected for certain investments including convertible and exchangeable bonds subscribed. The fair value option permits the irrevocable election on an instrument-by-instrument basis at initial recognition or upon an event that gives rise to a new basis of accounting for that instrument. The investments accounted for under the fair value option are carried at fair value with unrealized gains and losses recorded in the consolidated income statements. Interest income from debt investments is recognized using the effective interest method which is reviewed and adjusted periodically based on changes in estimated cash flows. Debt investments also include other treasury investments which mainly consist of investments in fixed deposits, certificates of deposits and marketable debt securities with original maturities over one year for treasury purposes. The remaining maturities of these treasury investments held by the Company generally range from one to five years.

(u)
Investments in equity method investees

The Company applies the equity method to account for equity investments in common stock or in-substance common stock, according to ASC 323 “Investments — Equity Method and Joint Ventures,” over which it has significant influence but does not own a controlling financial interest, unless the fair value option is elected for an investment.

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
FOR THE YEARS ENDED MARCH 31, 2023, 2024 AND 2025

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
FOR THE YEARS ENDED MARCH 31, 2023, 2024 AND 2025

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

(x)
Licensed copyrights

Licensed copyrights related to titles to movies, television series, variety shows, animations and other video content acquired from external parties are carried at the lower of unamortized cost or fair value. The amortization period for the licensed content vary depending on the type of content, which typically ranges from six months to ten years. Licensed copyrights are presented on the consolidated balance sheets as current assets under prepayments, receivables and other assets, or non-current assets under intangible assets, net, based on estimated time of usage. Licensed copyrights are generally amortized using an accelerated method based on historical viewership consumption patterns. Estimates of the consumption patterns for licensed copyrights are reviewed periodically and revised if necessary. For the years ended March 31, 2023, 2024 and 2025, amortization expenses in connection with the licensed copyrights of RMB8,446 million, RMB8,361 million and RMB7,497 million were recorded in cost of revenue within Hujing Digital Media and Entertainment Group.

On a periodic basis, the Company evaluates the program usefulness of licensed copyrights pursuant to the guidance in ASC 920 “Entertainment — Broadcasters,” which provides that the rights be reported at the lower of unamortized cost or fair value. When there is a change in the expected usage of licensed copyrights, the Company estimates the fair value of licensed copyrights to determine if any impairment exists. The fair value of licensed copyrights is determined by estimating the expected cash flows from advertising and membership fees, less any costs and expenses, over the remaining useful lives of the licensed copyrights at the film-group level. Estimates that impact these cash flows include anticipated levels of demand for the Company’s advertising services and the expected selling prices of advertisements. For the years ended March 31, 2023, 2024 and 2025, impairment charges in connection with the licensed copyrights of RMB1,133 million, nil and nil were recorded in cost of revenue within Hujing Digital Media and Entertainment Group.

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
FOR THE YEARS ENDED MARCH 31, 2023, 2024 AND 2025

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

(z)
Impairment of long-lived assets other than goodwill and licensed copyrights

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset or asset group to the future undiscounted net cash flows expected to be generated by the asset or asset group. If the assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets or asset groups exceeds the fair value of the assets or asset groups. Impairment of long-lived assets other than goodwill and licensed copyrights recognized for the years ended March 31, 2023, 2024 and 2025 was RMB1,922 million, RMB14,847 million and RMB4,611 million, respectively.

(aa) Derivatives and hedging

Contracts that meet the definition of a derivative are generally recognized on the consolidated balance sheets as either assets or liabilities and recorded at fair value. Changes in the fair value of derivative assets or liabilities are either recognized periodically in the consolidated income statements or in other comprehensive income depending on the use of the derivatives and whether they qualify for hedge accounting and are so designated as cash flow hedges, fair value hedges or net investment hedges. The capped call transactions in connection with the issuance of the convertible unsecured senior notes meet the scope exception for contracts in the entity’s own equity provided in ASC 815 “Derivatives and Hedging” and are recognized in shareholders’ equity.

To qualify for hedge accounting, the hedge relationship is designated and formally documented at inception, detailing the particular risk management objective and strategy for the hedge (which includes the item and risk that is being hedged), the hedging instrument that is being used and how hedge effectiveness is being assessed. A hedging instrument has to be effective in accomplishing the objective of offsetting changes in the risk being hedged. The effectiveness of the hedging relationship is evaluated on a prospective and retrospective basis using qualitative and quantitative measures of correlation. Qualitative methods may include comparison of critical terms of the hedging instrument to those of the hedged item due to the hedged risk. Quantitative methods include a comparison of the changes in the value or discounted cash flow of the hedging instrument to those of the hedged item due to the hedged risk. A hedging relationship is considered effective if the results of the hedging instrument are within a ratio of 80% to 125% of the results of the hedged item.

Cash flow hedges

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

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2023, 2024 AND 2025

2.
Summary of significant accounting policies (Continued)

(aa) Derivatives and hedging (Continued)

Net investment hedges

During the year ended March 31, 2025, the Company uses cross currency swap (“CCS”) contracts and RMB denominated unsecured senior notes and borrowings to hedge the foreign currency risk associated with investments in net assets of certain PRC subsidiaries held by the Company which are designated as net investment hedges. The Company excludes the changes in the fair value of the CCS contracts attributable to changes other than those due to fluctuations in the spot exchange rate from the assessment of hedge effectiveness and the value of such excluded component is recognized in interest expenses in the consolidated income statement over the life of the hedging instrument under a systematic and rational method. Changes in the value of the hedging instruments due to fluctuations in the spot foreign currency exchange rates designated in net investment hedges are recognized in accumulated other comprehensive income to offset the cumulative translation adjustments relating to those subsidiaries. As of March 31, 2025, the losses recognized in accumulated other comprehensive income from changes in value of the CCS contracts and the non-derivative financial instruments designated as net investment hedges amounted to RMB344 million.

Amounts accumulated are reclassified from accumulated other comprehensive income and recognized in the consolidated income statements upon disposal of those subsidiaries. Once the hedge becomes ineffective, hedge accounting is discontinued prospectively. The estimated fair value of the derivatives is determined based on relevant market information. These estimates are calculated with reference to the market rates using industry standard valuation techniques.

(ab) Bank borrowings and unsecured senior notes

Bank borrowings and unsecured senior notes are recognized initially at fair value, net of upfront fees, debt discounts or premiums, debt issuance costs and other incidental fees. Convertible unsecured senior notes are accounted for in its entirety as liabilities, and the embedded conversion feature is not required to be accounted for separately under ASC 815. Upfront fees, debt discounts or premiums, debt issuance costs and other incidental fees are recorded as a reduction of the proceeds received and the related accretion is recorded as interest expense in the consolidated income statements over the estimated term of the facilities using the effective interest method.

(ac) Merchant deposits

The Company collects deposits representing an annual upfront service fee from merchants on Tmall before the beginning of each calendar year. These deposits are initially recorded as a liability by the Company. The deposits are refundable to a merchant if the level of sales volume that is generated by that merchant on Tmall meets the target during the period. If the transaction volume target is not met at the end of each calendar year, the relevant deposits will become non-refundable. These merchant deposits are accounted for as variable consideration at an amount that is estimated at contract inception. The estimate is updated at the end of each reporting period and when there are changes in circumstances during the reporting period. Merchant deposits are recognized as revenue in the consolidated income statements when the likelihood of refund to the merchant is considered remote based on the patterns of sales volume generated by the merchant during the reporting period. Starting from September 1, 2024, the annual upfront service fee was cancelled and the merchant deposits would subsequently be refunded to merchants.

(ad) Deferred revenue and customer advances

Deferred revenue and customer advances generally represent cash received from customers that relate to goods or services to be provided in the future. Deferred revenue, mainly representing cloud services revenue, membership fees and customer management services revenue, is stated at the amount of service fees received less the amount previously recognized as revenue upon the provision of the respective services to customers.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2023, 2024 AND 2025

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

(ag) Statutory reserves

In accordance with the relevant regulations and their articles of association, subsidiaries of the Company incorporated in the PRC are required to allocate at least 10% of their after-tax profit determined based on the PRC accounting standards and regulations to the general reserve until the reserve has reached 50% of the relevant subsidiary’s registered capital. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the respective board of directors of the subsidiaries. These reserves can only be used for specific purposes and are not transferable to the Company in the form of loans, advances or cash dividends. During the years ended March 31, 2023, 2024 and 2025, appropriations to the general reserve amounted to RMB3,138 million, RMB1,756 million and RMB1,203 million, respectively. No appropriations to the enterprise expansion fund and staff welfare and bonus fund have been made by the Company.

(ah) Interest income

Interest income is recorded in the consolidated income statements as it accrues for the interest-earning assets using the effective interest method. During the years ended March 31, 2023, 2024 and 2025, interest income of RMB16,339 million, RMB24,868 million and RMB20,449 million, respectively, were recorded in interest and investment income, net in the consolidated income statements.

(ai) Newly adopted accounting standard updates

In April 2022, the Company adopted Accounting Standards Update (“ASU”) 2020-06, “Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity,” which simplifies an issuer’s accounting for certain convertible instruments and the application of derivatives scope exception for contracts in an entity’s own equity. This guidance also addresses how convertible instruments are accounted for in the diluted earnings per share calculation and required enhanced disclosures about the terms of convertible instruments and contracts in an entity’s own equity. The adoption of this guidance did not have a material impact on the financial position, results of operations and cash flows.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2023, 2024 AND 2025

2.
Summary of significant accounting policies (Continued)

(ai) Newly adopted accounting standard updates (Continued)

In April 2023, the Company adopted ASU 2021-08, “Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers,” which provides guidance on the acquirer’s accounting for acquired revenue contracts with customers in a business combination. The amendments require an acquirer recognizes and measures contract assets and contract liabilities acquired in a business combination at the acquisition date in accordance with ASC 606 as if it had originated the contracts. This guidance also provides certain practical expedients for acquirers when recognizing and measuring acquired contract assets and contract liabilities from revenue contracts in a business combination. The Company adopted this guidance prospectively and the adoption of this guidance did not have a material impact on the financial position, results of operations and cash flows.

In April 2023, the Company adopted ASU 2022-04, “Liabilities—Supplier Finance Programs (Subtopic 405-50): Disclosure of Supplier Finance Program Obligations,” which require a buyer in a supplier finance program disclose qualitative and quantitative information about the supplier finance program. Details of the key terms of the program, the outstanding obligations confirmed as valid and the roll forward of these obligations for the year ended March 31, 2025 are set out in Note 20.

In April 2024, the Company adopted ASU 2022-03, “Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions”. The amendments clarify that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The amendments also clarify that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. This guidance also requires certain disclosures for equity securities subject to contractual sale restrictions. The adoption of this guidance did not have a material impact on the financial position, results of operations and cash flows.

In April 2024, the Company adopted ASU 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures,” which improves reportable segment disclosure requirements. The amendments require the disclosure of (1) significant segment expenses that are regularly provided to the CODM and included within each reported measure of segment profit or loss; (2) an amount for other segment items by reportable segment and a description of its composition; and (3) the title and position of the CODM and an explanation of how the CODM uses the reported measure(s). The amendments also provide disclosure requirements for interim periods and entities that have a single reportable segment. Details of segment reporting are set out in Note 2(e) and Note 28.

3.
Recent accounting pronouncements

In December 2023, the Financial Accounting Standards Board (“FASB”) issued ASU 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures”, which improves income tax disclosures. The amendments require the disclosure of specific categories in the rate reconciliation and additional information for reconciling items that meet a quantitative threshold. The amendments also require disaggregated information about the amount of income taxes paid (net of refunds received), Income (or loss) from continuing operations before income tax expense (or benefit) and Income tax expense (or benefit) from continuing operations. The new guidance is required to be applied either prospectively or retrospectively. This guidance is effective for the Company for the year ending March 31, 2026. Early adoption is permitted. The Company is evaluating the impact of the adoption of this guidance.

In November 2024, the FASB issued ASU 2024-03, “Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses” and issued subsequent amendment within ASU 2025-01. The amendments require disaggregation disclosure for certain expense captions presented on the face of income statement, as well as additional disclosure about selling expenses. This guidance is effective for the Company for the year ending March 31, 2028 and interim reporting periods during the year ending March 31, 2029. Early adoption is permitted. The Company is evaluating the impact of the adoption of this guidance on its disclosures.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2023, 2024 AND 2025

3.
Recent accounting pronouncements (Continued)

In November 2024, the FASB issued ASU 2024-04, “Debt - Debt with Conversion and Other Options (Subtopic 470-20): Induced Conversions of Convertible Debt Instruments,” which clarifies the requirements for determining whether certain settlements of convertible debt instruments should be accounted for as an induced conversion. The amendments also clarify some specific applications of induced conversion guidance and that the guidance applies to a convertible debt instrument that is not currently convertible as long as it had a substantive conversion feature as of both its issuance date and the date the inducement offer is accepted. The new guidance is required to be applied either prospectively or retrospectively. This guidance is effective for the Company for the year ending March 31, 2027. Early adoption is permitted. The Company is evaluating the impact of the adoption of this guidance.

In May 2025, the FASB issued ASU 2025-03, “Business Combinations (Topic 805) and Consolidation (Topic 810): Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity,” which requires an entity involved in an acquisition transaction effected primarily by exchanging equity interests when the legal acquiree is a VIE that meets the definition of a business to consider specific factors to determine the accounting acquirer and removes the requirement that the primary beneficiary always is the acquirer for certain transactions. Under the amendments, acquisition transactions in which the legal acquiree is a VIE will, in more instances, result in the same accounting outcomes as economically similar transactions in which the legal acquiree is a voting interest entity. The amendments do not change the accounting for a transaction determined to be a reverse acquisition or a transaction in which the legal acquirer is not a business and is determined to be the accounting acquiree. The new guidance is required to be applied prospectively to any acquisition transaction that occurs after the initial application date. This guidance is effective for the Company for the year ending March 31, 2028. Early adoption is permitted. The Company is evaluating the impact of the adoption of this guidance.

4.
Significant mergers and acquisitions, investments and dispositions
(a)
Acquisitions

Acquisitions that constitute business combinations are summarized in the following table:

	Year ended March 31,
	2023	2024	2025
	RMB	RMB	RMB
	(in millions)
Net assets (liabilities)	1	28	(461)
Identifiable intangible assets	285	602	1,544
Deferred tax assets	—	—	1
Deferred tax liabilities	(68)	(199)	(382)
	218	431	702
Noncontrolling interests and mezzanine equity	(38)	(98)	(587)
Net identifiable assets	180	333	115
Goodwill	583	1,782	4,899
Total purchase consideration	763	2,115	5,014
Fair value of previously held equity interests	—	—	(1,555)
Purchase consideration settled	(481)	(2,038)	(1,564)
Deferred consideration as of year end	282	77	1,895

Total purchase consideration is comprised of:
- cash consideration	763	2,115	2,549
- fair value of previously held equity interests	—	—	1,555
- others	—	—	910
	763	2,115	5,014

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2023, 2024 AND 2025

4.
Significant mergers and acquisitions, investments and dispositions (Continued)
(a)
Acquisitions (Continued)

In relation to the revaluation of previously held equity interests, the Company recognized nil, nil, and a gain of RMB628 million in the consolidated income statements for the years ended March 31, 2023, 2024 and 2025, respectively, for the other acquisitions that constitute business combinations.

Pro forma results of operations for these acquisitions have not been presented because the effects of these acquisitions are not material to the consolidated income statements for the year ended March 31, 2023, 2024 and 2025, either individually or in aggregate.

(b)
Disposal of Sun Art Retail Group Limited (“Sun Art”)

In December 2024, the Company entered into a sale and purchase agreement to sell all of the equity interest in Sun Art held by the Company, representing approximately 73.66% of the total number of the ordinary shares of Sun Art in issue. Pursuant to the sale and purchase agreement, the Company was entitled to receive approximately HK$9,698 million (RMB9,054 million), which comprised of (i) cash considerations of approximately HK$6,465 million (RMB6,032 million), and (ii) deferred cash considerations of approximately HK$3,233 million (RMB3,022 million). Interest shall be payable in connection with the deferred cash considerations, consisting of (i) base interest, accrued at 4.80% per annum, compounded annually, and (ii) the variable interest of maximum HK$873 million, in the event that the 2027/2028 average adjusted EBITDA of Sun Art is higher than or equal to the adjusted EBITDA high limit of RMB4,400 million. The deferred cash considerations and accrued base interest are to be settled in May 2028, subject to the purchaser’s early repayment option, while the variable interest will be settled in June 2028.

The sale of Sun Art was completed in the year ended March 31, 2025 and a loss on disposal of RMB13,123 million was recorded in interest and investment income, net in the consolidated income statements for the year ended March 31, 2025, taking into consideration of (i) the cash considerations and estimated fair value of the deferred cash considerations, and (ii) the carrying values of the net assets of Sun Art and the noncontrolling interests in Sun Art.

(c)
Disposal of Intime Retail (Group) Company Limited (“Intime”)

In December 2024, the Company together with another minority shareholder agreed to sell 100% of the equity interest in Intime to a consortium of purchasers. The Company held approximately 99% of the equity interest in Intime. The cash consideration to the Company from the sale of Intime is approximately RMB7.4 billion.

The sale of Intime was substantially completed as of March 31, 2025 and losses arising from the disposal of RMB8,515 million was recorded in interest and investment income, net in the consolidated income statements for the year ended March 31, 2025, taking into consideration of (i) the applicable considerations, and (ii) the applicable carrying values of the net assets of Intime and the applicable noncontrolling interests in Intime. As of March 31, 2025, the carrying values of total assets of RMB5,330 million and total liabilities of RMB4,349 million relating to the sale of Intime remained in the Company's consolidated balance sheets were included in prepayments, receivables and other assets and accrued expenses, accounts payable and other liabilities, respectively.

(d)
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

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2023, 2024 AND 2025

4.
Significant mergers and acquisitions, investments and dispositions (Continued)
(e)
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

During the quarter ended September 30, 2023, Ant Group repurchased approximately 7% equity interest from its existing shareholders and the shares repurchased were allocated to the employee incentive plans of Ant Group. The number of shares held by the Company in Ant Group remains unchanged from legal perspective, and the Company’s equity interest in Ant Group on a fully diluted basis remains unchanged at 33%.

For accounting purposes, the Company will take into consideration a proportionate share of equity interest held by the employee incentive plans of Ant Group to account for its share of results from its investment in Ant Group, subject to dilution as the equity interest under the employee incentive plans of Ant Group is transferred out. During the years ended March 31, 2024 and 2025, there was no material change in the equity interest held by the employee incentive plans of Ant Group. While the Company’s carrying value of the investment in Ant Group remain unchanged upon completion, the transactions result in additional basis difference of RMB5.6 billion upon completion, which was mainly allocated to amortizable intangible assets of RMB1.7 billion with a weighted average amortization period of 7 years, goodwill of RMB3.9 billion, equity investments of RMB0.5 billion and deferred tax liabilities of RMB0.5 billion.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2023, 2024 AND 2025

5.
Revenue

Revenue by segment is as follows:

	Year ended March 31,
	2023	2024	2025
	RMB	RMB	RMB
	(in millions)
Taobao and Tmall Group:
China commerce retail (i)
- Customer management	291,541	304,009	322,346
- Direct sales and others (ii)	103,811	110,405	103,180
	395,352	414,414	425,526
China commerce wholesale (iii)	17,854	20,479	24,301
Total Taobao and Tmall Group	413,206	434,893	449,827

Alibaba International Digital Commerce Group:
International commerce retail (iv)	50,933	81,654	108,465
International commerce wholesale (v)	19,573	20,944	23,835
Total Alibaba International Digital Commerce Group	70,506	102,598	132,300

Cloud Intelligence Group (vi)	103,497	106,374	118,028
Cainiao Smart Logistics Network Limited (vii)	77,512	99,020	101,272
Local Services Group (viii)	50,249	59,802	67,076
Hujing Digital Media and Entertainment Group (ix)	18,444	21,145	22,267
All others (x)	197,115	192,331	206,269
Unallocated	866	1,297	1,924
Inter-segment elimination (xi)	(62,708)	(76,292)	(102,616)
Consolidated revenue	868,687	941,168	996,347

(i)
Revenue from China commerce retail is primarily generated from China commerce retail business and includes primarily revenue from customer management services and sales of goods.
(ii)
Revenue from direct sales and others under China commerce retail is primarily generated from direct sales businesses, comprising mainly Tmall Supermarket and Tmall Global and primarily consists of revenue from sales of goods, as well as other revenue from logistics services and other value-added services.
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
FOR THE YEARS ENDED MARCH 31, 2023, 2024 AND 2025

5. Revenue (Continued)

(viii)
Revenue from Local Services Group primarily represents platform commissions, logistics services revenue from the provision of on-demand delivery services and revenue from other services provided by Ele.me, and revenue from software and technology services provided by Amap.
(ix)
Revenue from Hujing Digital Media and Entertainment Group is primarily generated from Youku and Damai Entertainment, and includes revenue from membership fees, content investment income, customer management services and ticketing services.
(x)
Revenue from All others represented revenue from businesses including Freshippo, Alibaba Health, Lingxi Games, Intelligent Information Platform, Fliggy, DingTalk, Sun Art, Intime and other businesses. The majority of revenue within All others consist of direct sales revenue, which is recorded on a gross basis. During the year ended March 31, 2025, the sale of Sun Art was completed and the sale of Intime was substantially completed. Details of the disposals are set out in Note 4(b) and Note 4(c) respectively.
(xi)
Inter-segment elimination consisted of revenue primarily from Cainiao and Cloud Intelligence Group.
(xii)
For the year ended March 31, 2024, as a result of the change in composition in reportable segments (Note 28), the Company reclassified revenue by segment. Figures for the year ended March 31, 2023 were reclassified to conform to this presentation.

Revenue by type is as follows:

	Year ended March 31,
	2023	2024	2025
	RMB	RMB	RMB
	(in millions)
Customer management services (i)	355,144	386,571	424,877
Membership fees and value-added services	40,078	41,956	46,613
Logistics services	89,214	114,073	123,379
Cloud services	76,648	76,459	84,517
Sales of goods	271,016	283,273	274,276
Other revenue (ii)	36,587	38,836	42,685
	868,687	941,168	996,347

(i)
Customer management services mainly include CPC, CPM, time-based and CPS marketing and software services.
(ii)
Other revenue includes revenue from self-developed online games, other value-added services provided through various platforms and businesses.

The amount of revenue recognized for performance obligations satisfied (or partially satisfied) in prior periods for contracts with expected duration of more than one year during the years ended March 31, 2023, 2024 and 2025 were not material.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2023, 2024 AND 2025

6.
Leases

The Company entered into operating lease agreements primarily for shops and malls, offices, warehouses and land. Certain lease agreements contain an option for the Company to renew a lease or an option to terminate a lease early. The Company considers these options in determining the classification and measurement of the leases.

The leases may include variable payments based on measures such as the level of sales at a physical store, which are expensed as incurred.

Components of operating lease cost are as follows:

	Year ended March 31,
	2023	2024	2025
	RMB	RMB	RMB
	(in millions)
Operating lease cost	10,802	10,752	10,431
Variable lease cost	672	655	621
Total operating lease cost	11,474	11,407	11,052

For the years ended March 31, 2023, 2024 and 2025, cash payments for operating leases amounted to RMB8,050 million, RMB10,452 million and RMB7,637 million, respectively. For the years ended March 31, 2024 and 2025, the operating lease assets obtained in exchange for operating lease liabilities amounted to RMB7,969 million and RMB6,171 million, respectively.

As of March 31, 2024 and 2025, the Company’s operating leases had a weighted average remaining lease term of 9.2 years and 7.4 years, respectively. As of the same dates, the Company’s operating leases had a weighted average discount rate of 4.7% and 4.6%, respectively. Future lease payments under operating leases as of March 31, 2025 are as follows:

Amounts
RMB
(in millions)
For the year ending March 31,
2026	4,876
2027	3,654
2028	2,917
2029	2,451
2030	1,863
Thereafter	6,676
22,437
Less: imputed interest	(5,030)
Total operating lease liabilities (Note 19)	17,407

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2023, 2024 AND 2025

7.
Income tax expenses

Composition of income tax expenses

	Year ended March 31,
	2023	2024	2025
	RMB	RMB	RMB
	(in millions)
Current income tax expense	17,266	27,792	35,071
Deferred taxation	(1,717)	(5,263)	374
	15,549	22,529	35,445

Under the current laws of the Cayman Islands, the Company is not subject to tax on its income or capital gains. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax is imposed. The Company’s subsidiaries incorporated in Hong Kong were subject to the Hong Kong profits tax rate at 16.5% for the years ended March 31, 2023, 2024 and 2025. The Company’s subsidiaries incorporated in other jurisdictions were subject to income tax charges calculated according to the tax laws enacted or substantially enacted in the countries where they operate and generate income.

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

The tax status of the subsidiaries of the Company with major taxable profits is described below:

•
Alibaba (China) Technology Co., Ltd. (“Alibaba China”), Taobao (China) Software Co., Ltd. (“Taobao China”) and Zhejiang Tmall Technology Co., Ltd. (“Tmall China”), entities primarily engaged in the operations of the Company’s wholesale marketplaces, Taobao and Tmall, respectively, and Alibaba (Beijing) Software Services Co., Ltd. (“Alibaba Beijing”) and Alibaba (China) Co., Ltd. (“China Co.”), entities primarily engaged in the operations of technology, software research and development and relevant services, were qualified as High and New Technology Enterprises. For the taxation years of 2022, 2023 and 2024, Alibaba China, Taobao China, Tmall China, Alibaba Beijing and China Co. applied an EIT rate of 15% as High and New Technology Enterprises.

Most of the remaining PRC entities of the Company are subject to EIT at 25% for the years ended March 31, 2023, 2024 and 2025.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2023, 2024 AND 2025

7.
Income tax expenses (Continued)

Composition of income tax expenses (Continued)

Pursuant to the EIT Law, a 10% withholding tax is levied on dividends declared by PRC companies to their foreign investors. A lower withholding tax rate of 5% is applicable if direct foreign investors with at least 25% equity interest in the PRC company are incorporated in Hong Kong and meet the relevant requirements pursuant to the tax arrangement between Chinese mainland and Hong Kong S.A.R. Since the equity holders of the major PRC subsidiaries of the Company are Hong Kong incorporated companies and meet the relevant requirements pursuant to the tax arrangement between Chinese mainland and Hong Kong S.A.R., the Company has used 5% to provide for deferred tax liabilities on retained earnings which are anticipated to be distributed. As of March 31, 2025, the Company has accrued the withholding tax on substantially all of the distributable earnings of the PRC subsidiaries, except for those undistributed earnings that the Company intends to invest indefinitely in the PRC which amounted to RMB362.6 billion.

Composition of deferred tax assets and liabilities

	As of March 31,
	2024	2025
	RMB	RMB
	(in millions)
Deferred tax assets
Licensed copyrights	5,527	6,351
Tax losses carried forward and others (i)	52,410	66,120
	57,937	72,471
Valuation allowance (ii)	(46,576)	(59,310)
Total deferred tax assets	11,361	13,161

Deferred tax liabilities
Identifiable intangible assets	(14,176)	(5,122)
Withholding tax on undistributed earnings (iii)	(8,170)	(8,559)
Equity method investees and others (iv)	(30,666)	(34,773)
Total deferred tax liabilities	(53,012)	(48,454)
Net deferred tax liabilities	(41,651)	(35,293)

(i)
Others generally represent deferred tax assets for property and equipment, investments in equity method investees, equity securities and other investments, as well as accrued expenses which are not deductible until paid under PRC tax laws.
(ii)
Change in valuation allowances generally represents valuation allowances provided on the deferred tax assets related to the tax losses carried forward, property and equipment, as well as investments in equity securities and other investments due to the uncertainty surrounding their realization. If events occur in the future that improve the certainty of realization, an adjustment to the valuation allowances will be made and consequently income tax expenses will be reduced.
(iii)
The related deferred tax liabilities as of March 31, 2024 and 2025 were provided on the assumption that substantially all of the distributable earnings of PRC subsidiaries will be distributed as dividends, except for those undistributed earnings that the Company intends to invest indefinitely in the PRC which amounted to RMB304.7 billion and RMB362.6 billion, respectively.
(iv)
Deferred tax liabilities for investments in equity method investees mainly includes the deferred tax effect on the gain in relation to the receipt of the 33% equity interest in Ant Group of RMB19.7 billion. Others primarily represents deferred tax liabilities for investments in equity securities and other investments.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2023, 2024 AND 2025

7.
Income tax expenses (Continued)

Composition of deferred tax assets and liabilities (Continued)

As of March 31, 2025, the accumulated tax losses of subsidiaries incorporated in Singapore, Türkiye and Hong Kong S.A.R., subject to the agreement of the relevant tax authorities, of RMB41,583 million, RMB7,078 million and RMB6,012 million, respectively, are allowed to be carried forward to offset against future taxable profits. The carry forward of tax losses in Singapore and Hong Kong S.A.R. generally has no time limit, while the tax losses in Türkiye will expire, if unused, in the years ending March 31, 2026 through 2030. The accumulated tax losses of subsidiaries incorporated in the PRC, subject to the agreement of the PRC tax authorities, of RMB147,839 million as of March 31, 2025 will expire, if unused, in the years ending March 31, 2026 through 2035.

Reconciliation of the differences between the statutory EIT rate applicable to profits of the consolidated entities and the income tax expenses of the Company:

	Year ended March 31,
	2023	2024	2025
	RMB	RMB	RMB
	(in millions, except per share data)
Income before income tax and share of result of equity method investees	89,185	101,596	155,455
Income tax computed at statutory EIT rate (25%)	22,296	25,399	38,864
Effect of different tax rates available to different jurisdictions	(153)	(1,095)	(1,089)
Effect of tax holiday and preferential tax benefit on assessable profits of subsidiaries incorporated in the PRC	(13,679)	(14,135)	(20,258)
Non-deductible expenses and non-taxable income, net (i)	16,870	11,006	10,673
Additional deductions of certain research and development expenses incurred by subsidiaries in the PRC (ii)	(8,282)	(9,415)	(9,320)
Withholding tax on the earnings distributed and anticipated to be remitted	5,312	6,127	5,938
Change in valuation allowance and others (iii)	(6,815)	4,642	10,637
Income tax expenses	15,549	22,529	35,445
Effect of tax holidays inside the PRC on basic earnings per share	0.65	0.70	1.08
Effect of tax holidays inside the PRC on basic earnings per ADS	5.22	5.60	8.62

(i)
Expenses not deductible for tax purposes and non-taxable income generally represent impairment of goodwill, investment income or loss and share-based compensation expense.
(ii)
This amount represents tax incentives relating to the research and development expenses of certain major operating subsidiaries in the PRC.
(iii)
Change in valuation allowance generally represents valuation allowance for temporary differences associated with tax losses, property and equipment and investments in equity securities and other investments. Besides, others primarily represents other tax benefits which were not previously recognized as well as deferred tax effect for temporary differences in relation to certain investments in equity method investees.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2023, 2024 AND 2025

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

The 2014 Post-IPO Equity Incentive Plan (the “2014 Plan”) was adopted in September 2014 and has a ten-year term. No further awards will be granted under the plan as from September 18, 2024. Any shares authorized but unissued under the 2014 Plan will no longer be available for granting. The share-based awards already granted under the 2014 Plan will remain in full force and effect pursuant to the terms and conditions of the 2014 Plan. Eight ordinary shares are issuable upon the vesting or the exercise of one share-based award under the 2014 Plan.

The 2024 Equity Incentive Plan (the “2024 Plan”) and the 2024 Equity Incentive Plan (Existing Shares) (the “2024 Plan (Existing Shares)”) (collectively, the “2024 equity incentive plans”) were adopted in August 2024 and have a ten-year term. As of the adoption date of the 2024 Plan and 2024 Plan (Existing Shares), the number of share-based awards available for grant under the scheme mandates were 483,000,000 and 517,000,000 ordinary shares, respectively. As of March 31, 2025, the number of shares authorized but unissued under the 2024 Plan and 2024 Plan (Existing Shares) were 473,488,465 and 514,066,668 ordinary shares, respectively. One ordinary share is issuable upon the vesting or the exercise of one share-based award under the 2024 equity incentive plans.

RSUs

The 2014 Plan

A summary of the changes in the RSUs relating to ordinary shares granted by the Company under the 2014 Plan during the year ended March 31, 2025 is as follows:

		Weighted-
		average
	Number	grant date
	of RSUs (iii)	fair value
		US$
Awarded and unvested as of April 1, 2024	64,446,461	116.85
Granted	11,553,472	87.51
Vested	(24,683,544)	135.52
Canceled/forfeited	(6,456,911)	105.56
Awarded and unvested as of March 31, 2025 (i)	44,859,478	100.65
Expected to vest as of March 31, 2025 (ii)	39,171,294	102.89

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2023, 2024 AND 2025

8.
Share-based awards (Continued)
(a)
Share-based awards relating to ordinary shares of the Company (Continued)

RSUs (Continued)

The 2024 equity incentive plans

A summary of the changes in the RSUs relating to ordinary shares granted by the Company under the 2024 equity incentive plans during the year ended March 31, 2025 is as follows:

		Weighted-
		average
	Number	grant date
	of RSUs (iv)	fair value
		HK$
Awarded and unvested as of April 1, 2024	-	-
Granted	10,157,479	123.46
Vested	(76,000)	85.25
Canceled/forfeited	(645,944)	127.06
Awarded and unvested as of March 31, 2025 (i)	9,435,535	123.53
Expected to vest as of March 31, 2025 (ii)	8,309,041	123.73

(i)
No outstanding RSUs will be vested after the expiry of a period of up to ten years from the date of grant.
(ii)
RSUs expected to vest are the result of applying the pre-vesting forfeiture rate assumptions to total outstanding RSUs.
(iii)
Eight ordinary shares are issuable upon the vesting or the exercise of one share-based award under the 2014 Plan.
(iv)
One ordinary share is issuable upon the vesting or the exercise of one share-based award under the 2024 equity incentive plans.

As of March 31, 2025, there were RMB8,641 million of unamortized compensation costs related to all outstanding RSUs, net of expected forfeitures. These amounts are expected to be recognized over a weighted average period of 1.8 years.

During the years ended March 31, 2023, 2024 and 2025, the Company recognized share-based compensation expense of RMB24,410 million, RMB17,734 million and RMB10,772 million, respectively, in connection with the above RSUs.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2023, 2024 AND 2025

8.
Share-based awards (Continued)
(a)
Share-based awards relating to ordinary shares of the Company (Continued)

Share options

The 2014 Plan

A summary of the changes in the share options relating to ordinary shares granted by the Company under the 2014 Plan during the year ended March 31, 2025 is as follows:

			Weighted
		Weighted	average
	Number	average	remaining
	of share	exercise	contractual
	options (iii)	price	life
		US$	(in years)
Outstanding as of April 1, 2024	6,834,667	85.77	5.5
Granted	150,000	84.60	7.1
Exercised	(181,000)	26.00	—
Canceled/forfeited	(168,000)	26.00	—
Outstanding as of March 31, 2025	6,635,667	88.89	4.5
Vested and exercisable as of March 31, 2025 (i)	4,475,667	98.65	3.0
Vested and expected to vest as of March 31, 2025 (ii)	6,619,558	89.04	4.5

The 2024 equity incentive plans

A summary of the changes in the share options relating to ordinary shares granted by the Company under the 2024 equity incentive plans during the year ended March 31, 2025 is as follows:

Weighted
		Weighted	average
	Number	average	remaining
	of share	exercise	contractual
	options (iv)	price	life
		HK$	(in years)
Outstanding as of April 1, 2024	—	—	—
Granted	2,933,332	68.00	5.9
Outstanding as of March 31, 2025	2,933,332	68.00	5.9
Vested and exercisable as of March 31, 2025 (i)	—	—	—
Vested and expected to vest as of March 31, 2025 (ii)	2,698,650	68.00	5.9

(i)
No outstanding share options will be vested or exercisable after the expiry of a period of up to twelve and ten years from the date of grant under the 2014 Plan and the 2024 equity incentive plans, respectively.
(ii)
Share options expected to vest are the result of applying the pre-vesting forfeiture rate assumptions to total outstanding share options.
(iii)
Eight ordinary shares are issuable upon the vesting or the exercise of one share-based award under the 2014 Plan.
(iv)
One ordinary share is issuable upon the vesting or the exercise of one share-based award under the 2024 equity incentive plans.

As of March 31, 2025, the aggregate intrinsic value of all outstanding options was RMB2,614 million. As of the same date, the aggregate intrinsic value of options that were vested and exercisable and options that were vested and expected to vest was RMB1,454 million and RMB2,588 million, respectively.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2023, 2024 AND 2025

8.
Share-based awards (Continued)
(a)
Share-based awards relating to ordinary shares of the Company (Continued)

Share options (Continued)

During the years ended March 31, 2023, 2024 and 2025, the weighted average grant date fair value of share options granted was nil, US$40.30 and US$73.95, respectively, and the total grant date fair value of options vested during the same years was RMB327 million, RMB238 million and RMB408 million, respectively. During the same years, the aggregate intrinsic value of share options exercised was RMB67 million, RMB382 million and RMB128 million, respectively.

Cash received from option exercises under the share option plans for the years ended March 31, 2023, 2024 and 2025 was RMB8 million, RMB843 million and RMB10 million, respectively.

No share options were granted during the year ended March 31, 2023. The fair value of each option granted during the years ended March 31, 2024 and 2025 is estimated on the measurement date using the Black-Scholes model by applying the assumptions below:

	Year ended March 31,
	2024	2025
Risk-free interest rate (i)	4.50%	3.36% - 4.49%
Expected dividend yield (ii)	0%	0%
Expected life (years) (iii)	6.50	4.45 - 4.75
Expected volatility (iv)	44.80%	48.51% - 49.44%

(i)
Risk-free interest rate is based on the yields of United States Treasury securities with maturities similar to the expected life of the share options in effect on the measurement date.
(ii)
For the share options granted during the years ended March 31, 2024 and 2025, expected dividend yield is nil as the Company decided to pay upon the exercise of such share options in an amount equivalent to the dividends as detailed in Note 30 to the participants.
(iii)
Expected life of share options is based on management’s estimate on timing of exercise of share options.
(iv)
Expected volatility is assumed based on the historical volatility of the Company in the period equal to the expected life of each grant.

As of March 31, 2025, there were RMB547 million of unamortized compensation costs related to these outstanding share options, net of expected forfeitures. These amounts are expected to be recognized over a weighted average period of 2.5 years.

During the years ended March 31, 2023, 2024 and 2025, the Company recognized share-based compensation expense of RMB490 million, RMB240 million and RMB349 million, respectively, in connection with the above share options.

Following the dividends as detailed in Note 30, the Company decided to pay upon vesting of certain RSUs or exercise of certain share options in an amount equivalent to the dividends to the participants. This arrangement has no impact to the classification and vesting condition of the awards.

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
FOR THE YEARS ENDED MARCH 31, 2023, 2024 AND 2025

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

During the years ended March 31, 2023, 2024 and 2025, the Company recognized expenses of RMB668 million, a net reversal of RMB6,691 million and expenses of RMB4 million, respectively, in respect of the share-based awards relating to Ant Group.

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

(c)
Share-based compensation expense by function

	Year ended March 31,
	2023	2024	2025
	RMB	RMB	RMB
	(in millions)
Cost of revenue	5,710	3,012	2,162
Product development expenses	13,514	7,623	6,700
Sales and marketing expenses	3,710	2,265	2,137
General and administrative expenses	7,897	5,646	4,578
	30,831	18,546	15,577

9.
Earnings per share/ADS

Each ADS represents eight ordinary shares.

Basic earnings per share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of outstanding ordinary shares, adjusted for treasury shares. Basic earnings per ADS is derived from the basic earnings per share.

For the calculation of diluted earnings per share, net income attributable to ordinary shareholders for basic earnings per share is adjusted by the effect of dilutive securities, including share-based awards, under the treasury stock method and convertible unsecured senior notes under the if-converted method. Certain potentially dilutive securities, of which the amounts are insignificant, and the capped call transactions in connection with the issuance of the convertible unsecured senior notes have been excluded from the computation of diluted net income per share as their inclusion is anti-dilutive. Diluted earnings per ADS is derived from the diluted earnings per share.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2023, 2024 AND 2025

9.
Earnings per share/ADS (Continued)

The following table sets forth the computation of basic and diluted net income per share/ADS for the following periods:

	Year ended March 31,
	2023	2024	2025
	RMB	RMB	RMB
	(in millions, except per share data)
Earnings per share
Numerator:
Net income attributable to ordinary shareholders for computing net income per ordinary share — basic	72,509	79,741	129,470
Dilution effect on earnings arising from equity-settled share-based awards operated by equity method investees and subsidiaries	(38)	(228)	(300)
Adjustments for interest expense attributable to convertible unsecured senior notes	—	—	235
Net income attributable to ordinary shareholders for computing net income per ordinary share — diluted	72,471	79,513	129,405

Shares (denominator):
Weighted average number of shares used in calculating net income per ordinary share — basic (million shares)	20,980	20,182	18,791
Adjustments for dilutive RSUs and share options (million shares)	134	177	200
Adjustments for convertible unsecured senior notes (million shares)	—	—	327
Weighted average number of shares used in calculating net income per ordinary share — diluted (million shares)	21,114	20,359	19,318

Net income per ordinary share — basic (RMB)	3.46	3.95	6.89
Net income per ordinary share — diluted (RMB)	3.43	3.91	6.70

Earnings per ADS
Net income per ADS — basic (RMB)	27.65	31.61	55.12
Net income per ADS — diluted (RMB)	27.46	31.24	53.59

10.
Restricted cash and escrow receivables

	As of March 31,
	2024	2025
	RMB	RMB
	(in millions)
Buyer protection fund deposits from merchants on the marketplaces (i)	30,924	35,962
Others	7,375	7,819
	38,299	43,781

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

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2023, 2024 AND 2025

11.
Equity securities and other investments

	As of March 31, 2024
	Original cost	Cumulative net losses	Carrying value
	RMB	RMB	RMB
	(in millions)
Equity securities:
Listed equity securities	92,456	(25,275)	67,181
Investments in privately held companies	110,863	(14,385)	96,478
Debt investments:
Debt securities and loan investments	20,723	(9,641)	11,082
Other treasury investments	106,150	—	106,150
	330,192	(49,301)	280,891

	As of March 31, 2025
	Original cost	Cumulative net (losses) gains	Carrying value
	RMB	RMB	RMB
	(in millions)
Equity securities:
Listed equity securities	79,024	(1,394)	77,630
Investments in privately held companies	113,646	(17,479)	96,167
Debt investments:
Debt securities and loan investments	15,009	(6,224)	8,785
Other treasury investments	227,935	81	228,016
	435,614	(25,016)	410,598

Details of the significant additions during the years ended March 31, 2023, 2024 and 2025 are set out in Note 4.

Equity securities

For equity securities which were still held as of March 31, 2023, 2024 and 2025, net unrealized (losses) gains, including impairment losses, of RMB(29,481) million, RMB(28,790) million and RMB16,746 million, respectively, were recognized in interest and investment income, net, for the years ended March 31, 2023, 2024 and 2025.

Investments in privately held companies include equity investments for which the Company elected to account for using the measurement alternative (Note 2(t)), for which the carrying value as of March 31, 2024 and 2025 were RMB89,660 million and RMB88,728 million, respectively.

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

For equity investments accounted for using the measurement alternative as of March 31, 2025, the Company recorded cumulative upward adjustments of RMB27,197 million and cumulative impairments and downward adjustments of RMB44,232 million. For these investments, the Company recorded upward adjustments of RMB8,345 million and impairments and downward adjustments of RMB10,033 million during the year ended March 31, 2025.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2023, 2024 AND 2025

11.
Equity securities and other investments (Continued)

Debt investments

Debt investments include convertible and exchangeable bonds accounted for under the fair value option, for which the fair value as of March 31, 2024 and 2025 were RMB3,344 million and RMB963 million, respectively. The aggregate fair value of these convertible and exchangeable bonds was lower than their aggregate unpaid principal balance as of March 31, 2024 and 2025 by RMB4,607 million and RMB2,420 million, respectively. Unrealized losses recorded on these convertible and exchangeable bonds in the consolidated income statements were RMB262 million, RMB1,225 million and RMB17 million during the years ended March 31, 2023, 2024 and 2025, respectively.

Debt investments also include debt investments accounted for at amortized cost, for which the allowance for credit losses as of March 31, 2024 and 2025 were RMB5,034 million and RMB3,779 million, respectively.

During the years ended March 31, 2023, 2024 and 2025, (reversal of impairment losses) impairment losses on these debt investments of RMB(356) million, RMB872 million and RMB(1,175) million, respectively, were recorded in interest and investment income, net in the consolidated income statements.

As of March 31, 2024 and 2025, repayment of loans provided to shareholders of equity method investees with total principal amount of RMB5,527 million and RMB5,529 million, respectively, was expected to be provided substantially through the sale of collateral. Expected credit losses for these loans were assessed on an individual basis, based on the fair value of the corresponding shares pledged as collateral as of the reporting date, adjusted for selling costs as appropriate. The fair value of the collateral as of March 31, 2024 and 2025 were RMB3,304 million and RMB4,325 million, respectively. There was no commitment to lend additional funds.

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

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2023, 2024 AND 2025

12.
Fair value measurement (Continued)

Fair value of listed equity investments are based on quoted prices in active markets for identical assets or liabilities and, if applicable, are adjusted for the characteristic included in the equity security. The valuation of unlisted equity investments that do not have a quoted price may include the use of market and income valuation approaches and the use of estimates, which may include discount rates, investees’ liquidity and financial performance, and market data of comparable companies in similar industries. Certain other financial instruments, such as interest rate swap contracts and certain option agreements, are valued based on inputs derived from or corroborated by observable market data. Valuations of convertible and exchangeable bonds that do not have a quoted price are generally performed using valuation models such as the binomial model with unobservable inputs including risk-free interest rate and expected volatility. The valuation of contingent consideration is performed using an expected cash flow method with unobservable inputs including the probability to achieve the contingencies, which is assessed by the Company, in connection with the contingent consideration arrangements. Investments in privately held companies for which the Company elected to record using the measurement alternative are remeasured on a non-recurring basis, and are categorized within Level 3 under the fair value hierarchy. The values are estimated based on valuation methods using the observable transaction price at the transaction date and considering the rights and obligations of the securities and other unobservable inputs including volatility.

The following table summarizes the Company’s assets and liabilities that are measured at fair value on a recurring basis and are categorized under the fair value hierarchy:

	As of March 31, 2024
	Level 1	Level 2	Level 3	Total
	RMB	RMB	RMB	RMB
	(in millions)
Assets
Time deposits and certificate of deposits (i)	—	339,730	—	339,730
Wealth management products (i)	—	20,784	—	20,784
Marketable debt securities (i)	—	8,591	—	8,591
Restricted cash and escrow receivables	38,299	—	—	38,299
Listed equity securities (ii)	67,181	—	—	67,181
Convertible and exchangeable bonds (ii)	—	147	3,197	3,344
Option agreements (iii)	—	90	165	255
Others (vi)	—	2,255	5,593	7,848
	105,480	371,597	8,955	486,032
Liabilities
Contingent consideration in relation to investments and acquisitions (iv)	—	—	713	713
Others (iv)	—	24	801	825
	—	24	1,514	1,538

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2023, 2024 AND 2025

12.
Fair value measurement (Continued)

	As of March 31, 2025
	Level 1	Level 2	Level 3	Total
	RMB	RMB	RMB	RMB
	(in millions)
Assets
Time deposits and certificate of deposits (i)	—	357,569	—	357,569
Wealth management products (i)	—	83,144	—	83,144
Marketable debt securities (i)	—	16,129	—	16,129
Restricted cash and escrow receivables	43,781	—	—	43,781
Listed equity securities (ii)(v)	67,712	9,918	—	77,630
Convertible and exchangeable bonds (ii)	—	145	818	963
Option agreements (iii)	—	87	814	901
Deferred consideration (iii)	—	—	3,039	3,039
Others (vi)	—	1,329	6,047	7,376
	111,493	468,321	10,718	590,532
Liabilities
Contingent consideration in relation to investments and acquisitions (iv)	—	—	484	484
Others (iv)	—	389	924	1,313
	—	389	1,408	1,797

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
(v)
As of March 31, 2025, listed equity securities with fair value of RMB11,921 million were subject to contractual sale restrictions.
(vi)
Others primarily represent other investments with underlying assets measured at fair value.

Convertible and exchangeable bonds categorized within Level 3 under the fair value hierarchy:

Amounts
RMB
(in millions)
Balance as of March 31, 2023	6,392
Additions	730
Net decrease in fair value	(1,243)
Disposal	(2,645)
Conversion	(107)
Foreign currency translation adjustments	70
Balance as of March 31, 2024	3,197
Additions	311
Net increase in fair value	63
Disposal	(1,767)
Conversion	(985)
Foreign currency translation adjustments	(1)
Balance as of March 31, 2025	818

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2023, 2024 AND 2025

12.
Fair value measurement (Continued)

Deferred consideration categorized within Level 3 under the fair value hierarchy:

Amounts
RMB
(in millions)
Balance as of March 31, 2024	—
Additions	3,022
Net increase in fair value	14
Foreign currency translation adjustments	3
Balance as of March 31, 2025	3,039

13.
Prepayments, receivables and other assets

	As of March 31,
	2024	2025
	RMB	RMB
	(in millions)
Current:
Accounts receivable and contract assets, net of allowance	30,686	31,172
Inventories	25,460	18,887
VAT receivables, net of allowance	19,904	26,336
Prepaid cost of revenue, sales and marketing and other expenses	17,784	20,556
Advances to/receivables from customers, merchants and others	11,508	52,976
Amounts due from related companies	8,257	12,058
Interest receivables	10,055	6,533
Deferred direct selling costs and cost of revenue (i)	6,482	5,365
Others	13,400	28,292
	143,536	202,175
Non-current:
Operating lease right-of-use assets	76,927	39,202
Deferred tax assets (Note 7)	11,361	13,161
Film costs and prepayment for licensed copyrights and others	12,073	12,889
Prepayment for acquisition of property and equipment	11,345	6,799
Others	4,396	11,380
	116,102	83,431

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

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2023, 2024 AND 2025

14.
Investments in equity method investees

Amounts
RMB
(in millions)

Balance as of March 31, 2023	207,380
Additions	3,605
Share of results, other comprehensive income and other reserves (i)	2,739
Disposals	(1,069)
Distributions	(1,258)
Transfers	32
Impairment loss (ii)	(9,895)
Foreign currency translation adjustments	1,597
Balance as of March 31, 2024	203,131
Additions	3,827
Share of results, other comprehensive income and other reserves (i)	8,794
Disposals	(2,606)
Distributions	(3,906)
Transfers	3,559
Impairment loss (ii)	(2,723)
Foreign currency translation adjustments	93
Balance as of March 31, 2025	210,169

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

As of March 31, 2025, equity method investments with an aggregate carrying amount of RMB25,033 million are publicly traded and the total market value of these investments amounted to RMB29,583 million. As of March 31, 2025, the Company’s retained earnings included undistributed earnings from equity method investees of RMB54,595 million.

For the years ended March 31, 2023, 2024 and 2025, equity method investments held by the Company in aggregate have met the significance criteria as defined under Rule 4-08(g) of Regulation S-X. As such, the Company is required to present summarized financial information for all of its equity method investments as a group as follows:

	Year ended March 31,
	2023	2024	2025
	RMB	RMB	RMB
	(in millions)
Operating data:
Revenue	441,495	451,861	473,328
Cost of revenue	(297,895)	(312,422)	(339,466)
Income from operations	27,163	56,646	43,488
Net (loss) income	(86,761)	75,820	47,012

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2023, 2024 AND 2025

14.
Investments in equity method investees (Continued)

	As of March 31,
	2024	2025
	RMB	RMB
	(in millions)
Balance sheet data:
Current assets	619,857	695,532
Non-current assets	788,137	930,191
Current liabilities	469,259	494,677
Non-current liabilities	83,997	132,780
Noncontrolling interests and mezzanine equity	13,863	16,991

15.
Property and equipment, net

	As of March 31,
	2024	2025
	RMB	RMB
	(in millions)
Building, property improvements and other property	135,132	104,600
Computer equipment and software	117,458	157,252
Construction in progress	42,677	54,849
Furniture, office and transportation equipment and others	20,367	15,064
	315,634	331,765
Less: accumulated depreciation and impairment	(130,473)	(128,417)
Net book value	185,161	203,348

Depreciation expenses recognized for the years ended March 31, 2023, 2024 and 2025 were RMB24,654 million, RMB23,344 million and RMB24,515 million, respectively.

16.
Intangible assets, net

	As of March 31,
	2024	2025
	RMB	RMB
	(in millions)
User base and customer relationships	48,863	48,565
Trade names, trademarks and domain names	39,687	26,936
Non-compete agreements	11,815	6,030
Developed technology and patents	7,166	4,823
Licensed copyrights (Note 2(x)) and others	9,586	8,001
	117,117	94,355
Less: accumulated amortization and impairment	(90,167)	(73,444)
Net book value	26,950	20,911

During the years ended March 31, 2023, 2024 and 2025, the Company acquired intangible assets amounting to RMB285 million, RMB602 million and RMB1,544 million, respectively, in connection with business combinations, which were measured at fair value upon acquisition. Details of intangible assets acquired in connection with business combinations are included in Note 4.

During the year ended March 31, 2024, considered lower than expected profitability as a result of uncertainties in the market environment, the Company recognized impairment on intangible assets of RMB12,089 million primarily relating to trade names, trademarks and domain names relating to an asset group under All others segment. The fair value of the asset group is determined based on its market capitalization.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2023, 2024 AND 2025

16.
Intangible assets, net (Continued)

The estimated aggregate amortization expenses for each of the five succeeding fiscal years and thereafter are as follows:

Amounts
RMB
(in millions)
For the year ending March 31,
2026	4,565
2027	3,586
2028	3,056
2029	2,304
2030	2,138
Thereafter	5,262
20,911

17.
Goodwill

Changes in the carrying amount of goodwill by segment for the years ended March 31, 2024 and 2025 were as follows:

		Alibaba		Cainiao		Hujing
	Taobao	International		Smart		Digital
	and	Digital	Cloud	Logistics	Local	Media and	Innovation
	Tmall	Commerce	Intelligence	Network	Services	Entertainment	Initiatives
	Group	Group	Group	Limited	Group	Group	and others	All others	Total
	(in millions of RMB)
Balance as of March 31, 2023	174,956	18,151	3,490	16,437	20,292	30,825	3,940	—	268,091
Transfer due to segment changes	(9,937)	—	—	—	—	(10,734)	(3,940)	24,611	—
Additions	33	1,470	124	—	155	—	—	—	1,782
Deconsolidations	(107)	—	—	—	—	—	—	(7)	(114)
Impairment	—	—	—	—	—	(8,490)	—	(2,031)	(10,521)
Foreign currency translation adjustments	—	412	24	5	—	—	—	—	441
Balance as of March 31, 2024	164,945	20,033	3,638	16,442	20,447	11,601	—	22,573	259,679
Additions	—	—	84	3,942	—	726	—	147	4,899
Deconsolidations	—	—	—	—	—	—	—	(2,957)	(2,957)
Impairment	—	—	—	—	—	(4,296)	—	(1,875)	(6,171)
Foreign currency translation adjustments	—	44	6	1	—	—	—	—	51
Balance as of March 31, 2025	164,945	20,077	3,728	20,385	20,447	8,031	—	17,888	255,501

Gross goodwill balances were RMB302,534 million and RMB302,194 million as of March 31, 2024 and 2025, respectively. Accumulated impairment losses were RMB42,855 million and RMB46,693 million as of March 31, 2024 and 2025, respectively.

In the annual goodwill impairment assessment, the Company concluded that the carrying amounts of certain reporting units exceeded their respective fair values and recorded impairment losses of RMB2,714 million, RMB10,521 million and RMB6,171 million during the years ended March 31, 2023, 2024 and 2025, respectively.

During the year ended March 31, 2024, considered the changes in market conditions, the Company performed a quantitative impairment test on one reporting unit under Hujing Digital Media and Entertainment Group, and recognized an impairment charge of RMB8,490 million. The fair value of this reporting unit was determined based on the discounted cash flow analysis using the assumptions including the future growth rates and the weighted average cost of capital. No further impairment charge was recognized relating to this reporting unit during the year ended March 31, 2025.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2023, 2024 AND 2025

17.
Goodwill (Continued)

During the year ended March 31, 2025, considered the changes in market conditions, the Company performed a quantitative impairment test on another reporting unit under Hujing Digital Media and Entertainment Group and recognized an impairment charge of RMB4,296 million. The fair value of this reporting unit was determined based on its market capitalization.

The goodwill impairment is not allocated to segments because the CODM of the Company does not consider this as part of the segment operating performance measure (Note 28).

18.
Deferred revenue and customer advances

Deferred revenue and customer advances primarily represent service fees prepaid by merchants or customers for which the relevant services have not been provided. The respective balances are as follows:

	As of March 31,
	2024	2025
	RMB	RMB
	(in millions)
Deferred revenue	37,142	44,138
Customer advances	39,745	28,733
	76,887	72,871
Less: current portion	(72,818)	(68,335)
Non-current portion	4,069	4,536

Service fees received in advance are generally recorded as customer advances. These amounts are transferred to deferred revenue upon commencement of the provision of services by the Company and are recognized in the consolidated income statements in the period in which the services are provided. In general, service fees received in advance are non-refundable after the amounts are transferred to deferred revenue. Substantially all of the balances of deferred revenue and customer advances are generally recognized as revenue within one year.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2023, 2024 AND 2025

19.
Accrued expenses, accounts payable and other liabilities

	As of March 31,
	2024	2025
	RMB	RMB
	(in millions)
Current:
Payables and accruals for cost of revenue and sales and marketing expenses (i)	118,057	110,887
Other deposits and advances received (ii)	54,508	53,793
Payable to merchants and third party marketing affiliates	32,989	44,845
Accrued bonus and staff costs, including sales commission	29,631	31,705
Payables and accruals for purchases of property and equipment	19,840	34,312
Amounts due to related companies (iii)	9,503	8,130
Other taxes payable (iv)	7,934	7,641
Operating lease liabilities (Note 6)	5,871	3,944
Contingent and deferred consideration in relation to investments and acquisitions	1,094	8,590
Others	18,456	28,690
	297,883	332,537
Non-current:
Operating lease liabilities (Note 6)	28,967	13,463
Contingent and deferred consideration in relation to investments and acquisitions	1,473	1,370
Others	1,427	2,811
	31,867	17,644
(i)
Payables and accruals for cost of revenue and sales and marketing expenses include payables which are collateralized by a pledge of certain short-term investments and other treasury investments with carrying values of nil and RMB3,697 million as of March 31, 2024 and 2025, respectively.
(ii)
Other deposits and advances received as of March 31, 2024 and 2025 include buyer protection fund deposits received from merchants on the Company’s marketplaces (Note 10).
(iii)
Amounts due to related companies primarily represent balances arising from the transactions with Ant Group (Note 24). The balances are unsecured, interest free and repayable within the next twelve months.
(iv)
Other taxes payable primarily represent VAT and PRC individual income tax of employees withheld by the Company.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2023, 2024 AND 2025

20.
Supplier Finance Programs

The Company enters into agreements with several financial institutions and offer supplier finance programs to the Company’s suppliers. Suppliers can sell one or more of the Company’s payment obligations at their sole discretion to the financial institutions to receive funds, usually at a discounted price, prior to the scheduled due dates to meet their cash flow needs. The Company's current payment terms with the majority of suppliers are up to 180 days. Generally, the Company’s rights and obligations are not impacted and the original payment terms, timing or amount, remain unchanged. Except for the pledge of other treasury investments with carrying value of RMB1,500 million as of March 31, 2025, the Company did not provide assets pledged as security or other forms of guarantees under these supplier finance programs. The roll forward of the Company’s outstanding payment obligations under these supplier finance programs is as follows:

Year ended March 31,
2025
RMB
(in millions)
Confirmed obligations outstanding at the beginning of the year	2,302
Invoices confirmed during the year	33,626
Confirmed invoices paid during the year	(29,853)
Confirmed obligations outstanding at the end of the year	6,075

The outstanding payment obligations under these supplier finance programs are generally recorded within accrued expenses, accounts payable and other liabilities on the consolidated balance sheets, except for certain arrangements in which the Company pays the discount to the financial institutions on behalf of the suppliers which are recorded within current bank borrowings. The respective balances are as follows:

	As of March 31,
	2024	2025
	RMB	RMB
	(in millions)
Accrued expenses, accounts payable and other liabilities	2,302	1,605
Bank borrowings	-	4,470
	2,302	6,075

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2023, 2024 AND 2025

21.
Bank borrowings

Bank borrowings are analyzed as follows:

	As of March 31,
	2024	2025
	RMB	RMB
	(in millions)
Current portion:
Short-term other borrowings (i)	12,749	22,562
Non-current portion:
US$4.0 billion syndicated loan denominated in US$ (ii)(iii)	28,828	22,937
Long-term other borrowings (iii)	26,858	26,972
	55,686	49,909

(i)
As of March 31, 2024 and 2025, the Company had short-term borrowings from banks which were repayable within one year or on demand and charged interest rates ranging from 1.4% to 4.6% and 0.8% to 4.8% per annum, respectively. As of March 31, 2024 and 2025, the weighted average interest rate of these borrowings was 2.6% and 2.0% per annum, respectively. The borrowings are primarily denominated in RMB.
(ii)
As of March 31, 2024 and 2025, the Company had a US$4.0 billion syndicated loan, which was initially entered into with a group of eight lead arrangers. The loan was priced at 85 basis points over LIBOR with maturity in May 2024. During the year ended March 31, 2024, the loan terms were modified such that the interest rate of the loan was adjusted to 80 basis points over Secured Overnight Financing Rate (“SOFR”) with a credit adjustment spread and the maturity of the loan was extended to May 2028. Certain related floating interest payments are hedged by certain interest rate swap contracts entered into by the Company. The proceeds of the loan were used for general corporate and working capital purposes (including acquisitions). The Company repaid US$830 million (RMB6,067 million) of the loan in January 2025.
(iii)
As of March 31, 2024 and 2025, the Company had long-term borrowings from banks with weighted average interest rates of 3.5% and 3.9% per annum, respectively. The borrowings are primarily denominated in RMB.

Certain other bank borrowings are collateralized by a pledge of certain buildings and property improvements, construction in progress and land use rights in the PRC, receivables and other treasury investments with carrying values of RMB34,056 million and RMB30,213 million, as of March 31, 2024 and 2025, respectively. As of March 31, 2025, the Company is in compliance with all covenants in relation to bank borrowings.

As of March 31, 2024 and 2025, the Company had a revolving credit facility provided by certain financial institutions for an amount of US$6.5 billion, which has not yet been drawn down. The interest rate on any outstanding utilized amount under this credit facility was calculated based on LIBOR plus 80 basis points, and was adjusted to SOFR with a credit adjustment spread plus 80 basis points in May 2023. This facility is reserved for general corporate and working capital purposes (including acquisitions). The expiration date of the credit facility was June 2026.

As of March 31, 2025, the future principal payments for the Company’s borrowings were as follows:

Principal amounts
RMB
(in millions)
Within 1 year	22,562
Between 1 to 2 years	2,906
Between 2 to 3 years	5,098
Between 3 to 4 years	25,104
Between 4 to 5 years	5,572
Beyond 5 years	11,282
72,524

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2023, 2024 AND 2025

22.
Unsecured senior notes

In November 2014, the Company issued unsecured senior notes including floating rate and fixed rate notes with varying maturities for an aggregate principal amount of US$8.0 billion (the “2014 Senior Notes”), of which US$1.3 billion was repaid in November 2017, US$2.25 billion was repaid in November 2019, US$1.5 billion was repaid in November 2021 and US$2.25 billion was repaid in November 2024. The 2014 Senior Notes are senior unsecured obligations that are listed on the HKSE, and interest is payable in arrears, quarterly for the floating rate notes and semiannually for the fixed rate notes.

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

In November 2024, the Company issued unsecured fixed rate senior notes with varying maturities, consisting of U.S. dollar-denominated notes for an aggregate principal amount of US$2.65 billion (the “2024 USD Senior Notes”) and RMB-denominated notes for an aggregate principal amount of RMB17 billion (the “2024 RMB Senior Notes”). The 2024 USD Senior Notes and 2024 RMB Senior Notes are senior unsecured obligations that are listed on the Singapore Stock Exchange and the Hong Kong Stock Exchange, respectively, and interest is payable in arrears semiannually.

The following table provides a summary of the Company’s unsecured senior notes as of March 31, 2024 and 2025:

	As of March 31,		Effective
	2024	2025	interest rate
	RMB	RMB
	(in millions)
US$2,250 million 3.600% notes due 2024	16,252	—	3.68%
US$2,550 million 3.400% notes due 2027	18,352	18,434	3.52%
RMB8,400 million 2.650% notes due 2028	—	8,353	2.83%
RMB5,000 million 2.800% notes due 2029	—	4,971	2.93%
US$1,000 million 4.875% notes due 2030	—	7,205	5.01%
US$1,500 million 2.125% notes due 2031	10,791	10,834	2.20%
US$700 million 4.500% notes due 2034	5,013	5,034	4.60%
RMB2,500 million 3.100% notes due 2034	—	2,485	3.17%
US$1,150 million 5.250% notes due 2035	—	8,268	5.35%
US$1,000 million 4.000% notes due 2037	7,176	7,203	4.06%
US$1,000 million 2.700% notes due 2041	7,129	7,158	2.80%
RMB1,100 million 3.500% notes due 2044	—	1,093	3.54%
US$1,750 million 4.200% notes due 2047	12,540	12,586	4.25%
US$1,500 million 3.150% notes due 2051	10,757	10,796	3.19%
US$500 million 5.625% notes due 2054	—	3,597	5.67%
US$1,000 million 4.400% notes due 2057	7,161	7,186	4.44%
US$1,000 million 3.250% notes due 2061	7,170	7,195	3.28%
Carrying value	102,341	122,398
Unamortized discount and debt issuance costs	644	838
Total principal amounts of unsecured senior notes	102,985	123,236
Less: current portion of principal amounts of unsecured senior notes	(16,261)	—
Non-current portion of principal amounts of unsecured senior notes	86,724	123,236

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2023, 2024 AND 2025

22.
Unsecured senior notes (Continued)

The effective interest rates for the unsecured senior notes include the interest charged on the notes as well as amortization of the debt discounts and debt issuance costs.

The unsecured senior notes contain covenants including, among others, limitation on liens, consolidation, merger and sale of the Company’s assets. As of March 31, 2025, the Company is in compliance with all these covenants. In addition, the unsecured senior notes rank senior in right of payment to all of the Company’s existing and future indebtedness expressly subordinated in right of payment to the notes and rank at least equally in right of payment with all of the Company’s existing and future unsecured unsubordinated indebtedness (subject to any priority rights pursuant to applicable law).

As of March 31, 2025, the future principal payments for the Company’s unsecured senior notes were as follows:

Principal amounts
RMB
(in millions)
Within 1 year	—
Between 1 to 2 years	—
Between 2 to 3 years	18,492
Between 3 to 4 years	8,400
Between 4 to 5 years	5,000
Thereafter	91,344
123,236

As of March 31, 2024 and 2025, the fair values of the Company’s unsecured senior notes, based on Level 2 inputs, were US$11,999 million (RMB86,719 million) and US$14,944 million (RMB108,368 million), respectively.

23.
Convertible unsecured senior notes

In May 2024, the Company issued convertible unsecured senior notes for an aggregate principal amount of US$5.0 billion due on June 1, 2031 (the “2024 Convertible Senior Notes”). The 2024 Convertible Senior Notes are senior unsecured obligations, and interest at an annual rate of 0.5% is payable in arrears semiannually.

The 2024 Convertible Senior Notes may be converted into the Company’s ADSs, at the option of holders, at any time prior to the maturity date at an initial conversion rate of 9.5202 ADSs per US$1,000 principal amount. The initial conversion rate is subject to adjustment in some events such as dividend distribution. In addition, in the event of a fundamental change that occurs prior to the maturity date or following the Company’s delivery of a notice of redemption, the Company will increase the initial conversion rate, which shall not exceed 12.3762 ADSs per US$1,000 principal amount, for a holder who elects to convert its notes in connection with such a fundamental change or such notice of redemption. Such make-whole adjustment is subject to the same adjustments as the initial conversion rate noted above. Upon conversion, the Company will pay or deliver, at its election, cash, ADSs, or a combination of cash and ADSs. Holders may also elect to receive ordinary shares in lieu of any ADSs deliverable upon conversion, with each ADS representing eight ordinary shares.

As of March 31, 2025, the adjusted conversion rate for the 2024 Convertible Senior Notes was 9.7271 ADSs per US$1,000 principal amount, and the adjusted conversion rate taking into account the make-whole adjustments was 12.6452 ADSs per US$1,000 principal amount.

The Company may redeem for cash all but not part of the 2024 Convertible Senior Notes in the event of certain tax law changes, or at any time if less than 10% of the aggregate principal amount of the 2024 Convertible Senior Notes originally issued remains outstanding. The Company may also redeem for cash all or part of the 2024 Convertible Senior Notes on or after June 8, 2029, provided that the Company’s ADS price has been at least 130% of the then effective conversion price for a specific period of time and on the specified date. The redemption price will be equal to the principal amount of the notes being redeemed plus accrued and unpaid interest to, but excluding, the related redemption date.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2023, 2024 AND 2025

23.
Convertible unsecured senior notes (Continued)

Holders have the right to require the Company to repurchase for cash all or part of the 2024 Convertible Senior Notes on June 1, 2029, or in the event of a fundamental change, subject to certain conditions. The repurchase price will be equal to the principal amount of the notes being repurchased plus accrued and unpaid interest to, but excluding, the related repurchase date.

As of March 31, 2025, the unamortized debt discounts and debt issuance costs of the 2024 Convertible Senior Notes were US$58 million (RMB424 million), and the fair value of the 2024 Convertible Senior Notes, based on level 2 inputs, was US$7,151 million (RMB51,854 million).

For the year ended March 31, 2025, the effective interest rate for the 2024 Convertible Senior Notes was approximately 0.8%, and the total interest expense for the 2024 Convertible Senior Notes was US$33 million (RMB235 million), which includes the interest charged of US$21 million (RMB152 million) as well as the amortization of the debt discounts and debt issuance costs of US$12 million (RMB83 million), respectively.

In connection with the issuance of the 2024 Convertible Senior Notes, the Company entered into capped call transactions with certain financial institutions at a cost of US$638 million (RMB4,612 million), which are expected to reduce potential dilution and/or offset cash payments upon conversion. The cap price of the capped call transactions is initially US$161.6 per ADS which is subject to adjustments similar to the adjustments on the conversion rate of the 2024 Convertible Senior Notes. The capped call transactions may be settled in cash at the Company’s election.

24.
Related party transactions

During the years ended March 31, 2023, 2024 and 2025, other than disclosed elsewhere, the Company had the following material related party transactions:

Transactions with Ant Group and its affiliates

	Year ended March 31,
	2023	2024	2025
	RMB	RMB	RMB
	(in millions)
Amounts earned by the Company
Cloud services revenue (i)	8,409	8,814	11,113
Marketplace software technology services fee and other amounts earned (i)	3,396	4,051	6,046
	11,805	12,865	17,159

Amounts incurred by the Company
Payment processing and escrow services fee (ii)	12,484	13,164	15,467
Other amounts incurred (i)	2,271	3,050	4,314
	14,755	16,214	19,781

(i)
The Company has other commercial arrangements and cost sharing arrangements with Ant Group and its affiliates on various cloud computing services, sales and marketing and other services.
(ii)
The Company has a commercial agreement with Alipay whereby the Company receives payment processing and escrow services in exchange for a payment for the services fee, which was recognized in cost of revenue.

As of March 31, 2024 and 2025, the Company had certain amounts of cash held in accounts managed by Alipay in connection with the provision of online and mobile commerce and related services for a total amount of RMB9,848 million and RMB5,863 million, respectively, which have been classified as cash and cash equivalents on the consolidated balance sheets.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2023, 2024 AND 2025

24.
Related party transactions (Continued)

Transactions with other investees

The Company has commercial arrangements with certain investees of the Company related to cloud services. In connection with these services provided by the Company, RMB1,462 million, RMB984 million and RMB4,507 million were recorded in revenue in the consolidated income statements for the years ended March 31, 2023, 2024 and 2025, respectively.

The Company has commercial arrangements with certain investees of the Company related to marketing services. In connection with these services provided to the Company, RMB382 million, RMB736 million and RMB1,010 million were recorded in cost of revenue and sales and marketing expenses in the consolidated income statements for the years ended March 31, 2023, 2024 and 2025, respectively.

The Company has commercial arrangements with certain investees of the Company related to logistics services. In connection with these services provided by the Company, RMB1,140 million, RMB2,540 million and RMB4,573 million were recorded in revenue in the consolidated income statements for the years ended March 31, 2023, 2024 and 2025, respectively. Costs and expenses incurred in connection with these services provided to the Company of RMB14,750 million, RMB14,864 million and RMB15,542 million were recorded in the consolidated income statements for the same periods, respectively.

The Company has extended loans to certain investees for working capital and other uses in conjunction with the Company’s investments. As of March 31, 2024 and 2025, the aggregate outstanding balance of these loans was RMB2,628 million and RMB1,771 million, respectively, with remaining terms of up to two years and interest rates of up to 10% per annum as of March 31, 2024, and remaining terms of up to five years and interest rates of up to 10% per annum as of March 31, 2025.

The Company provided a guarantee for a term loan facility of HK$7.7 billion (RMB7.0 billion) in favor of Hong Kong Cingleot Investment Management Limited (“Cingleot”), a company that is partially owned by the Company, in connection with a logistics center development project at the Hong Kong International Airport. In May 2024, the loan facility was modified to a revolving loan facility and the facility amount was reduced to HK$6.5 billion (RMB5.9 billion). As of March 31, 2024 and 2025, HK$5,233 million (RMB4,744 million) and HK$5,090 million (RMB4,697 million) was drawn down by Cingleot under this facility, respectively. Moreover, we provide a partial guarantee for the continuing obligations of Cingleot to the Airport Authority.

The Company’s ecosystem offers different platforms on which different enterprises operate and the Company believes that all transactions on the Company’s platforms are conducted on terms determined based on normal commercial negotiation with similar unrelated parties.

Other than the transactions disclosed above or elsewhere in the consolidated financial statements, the Company has commercial arrangements with other investees and other related parties to provide and receive certain marketing, cloud and other services and products. The amounts relating to these services provided and received represent less than 1% of the Company’s revenue and total costs and expenses, respectively, for the years ended March 31, 2023, 2024 and 2025.

In addition, the Company has made certain acquisitions and equity investments together with related parties from time to time during the years ended March 31, 2023, 2024 and 2025. The agreements for acquisitions and equity investments were entered into by the parties involved and conducted on fair value basis. The significant acquisitions and equity investments together with related parties are included in Note 4.

25.
Restricted net assets

PRC laws and regulations permit payments of dividends by the Company’s subsidiaries incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Company’s subsidiaries incorporated in the PRC are required to annually appropriate 10% of their net income to the statutory reserve prior to payment of any dividends, unless the reserve has reached 50% of their respective registered capital. Furthermore, registered share capital and capital reserve accounts are also restricted from distribution. As a result of the restrictions described above and elsewhere under PRC laws and regulations, the Company’s subsidiaries incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Company in the form of dividends. The restriction amounted to RMB334,791 million as of March 31, 2025. Except for the above or disclosed elsewhere, there is no other restriction on the use of proceeds generated by the Company’s subsidiaries to satisfy any obligations of the Company.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2023, 2024 AND 2025

26.
Commitments
(a)
Capital commitments

The Company’s capital commitments primarily relate to capital expenditures contracted for purchase of property and equipment, including the construction of corporate campuses. Total capital commitments contracted but not provided for amounted to RMB18,372 million and RMB45,321 million as of March 31, 2024 and 2025, respectively. The capital expenditures contracted for are analyzed as follows:

	As of March 31,
	2024	2025
	RMB	RMB
	(in millions)
No later than 1 year	11,884	44,067
Later than 1 year and no later than 5 years	6,486	1,254
More than 5 years	2	—
	18,372	45,321

(b)
Investment commitments

The Company was obligated to pay up to RMB11,166 million and RMB20,341 million for business combinations and equity investments under various arrangements as of March 31, 2024 and 2025, respectively. The commitment balance as of March 31, 2024 and 2025 primarily includes the committed capital of certain investment funds.

(c)
Other commitments

The Company also has other commitments including commitments for co-location and bandwidth fees, licensed copyrights and marketing expenses. These commitments are analyzed as follows:

	As of March 31,
	2024	2025
	RMB	RMB
	(in millions)
No later than 1 year	40,243	32,364
Later than 1 year and no later than 5 years	21,471	46,768
More than 5 years	4,366	5,094
	66,080	84,226

27.
Risks and contingencies
(a)
The Company is incorporated in the Cayman Islands and considered as a foreign entity under PRC laws. Due to legal restrictions on foreign ownership and investment in, among other areas, value-added telecommunications services, which include the operations of Internet content providers, the Company operates its Internet businesses and other businesses through various contractual arrangements with VIEs that are incorporated in the PRC and owned by PRC citizens or by PRC entities owned and/or controlled by PRC citizens. The VIEs hold the licenses and approvals that are essential for their business operations in the PRC and the Company has entered into various agreements with the VIEs and their equity holders such that the Company has the right to benefit from their licenses and approvals and generally has control of the VIEs. In the Company’s opinion, the current ownership structure and the contractual arrangements with the VIEs and their equity holders as well as the operations of the VIEs are in substantial compliance with all existing PRC laws, rules and regulations. However, there may be changes and other developments in PRC laws, rules and regulations. Accordingly, the Company gives no assurance that PRC government authorities will not take a view in the future that is contrary to the opinion of the Company. If the current ownership structure of the Company and its contractual arrangements with the VIEs and their equity holders were found to be in violation of any existing or future PRC laws or regulations, the Company’s ability to conduct its business could be impacted and the Company may be required to restructure its ownership structure and operations in the PRC to comply with the changes in the PRC laws which may result in deconsolidation of the VIEs.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2023, 2024 AND 2025

27.
Risks and contingencies (Continued)
(b)
The PRC market in which the Company operates poses certain macro-economic and regulatory risks and uncertainties. These uncertainties extend to the ability of the Company to operate or invest in e-commerce and cloud businesses, representing the principal services provided by the Company, in the PRC. The information and technology industries are highly regulated. Restrictions are currently in place or are unclear regarding what specific segments of these industries foreign owned enterprises, like the Company, may operate. If new or more extensive restrictions were imposed on the segments in which the Company is permitted to operate, the Company could be required to sell or cease to operate or invest in some or all of its current businesses in the PRC.
(c)
Because of the Company’s equity interest in and close association with Ant Group and overlapping user bases, regulatory developments, litigation or proceedings, media and other reports, whether or not true, and other events that affect Ant Group could also negatively affect customers’, regulators’, investors’ and other third parties’ perception of the Company. Ant Group started its business rectification since April 2021 under discussion with PRC regulators. In July 2023, PRC regulators announced a RMB7.07 billion fine for Ant Group, which was also reflected in the Company’s share of results of equity method investees during the year ended March 31, 2024. Changes in Ant Group’s business and future prospects, or speculation of such changes, as well as additional regulatory requirements placed on Ant Group, could in turn have a material adverse effect on the Company.
(d)
A significant majority of the Company’s revenues and costs are denominated in RMB and the majority of the Company’s financial assets are also denominated in RMB while a significant portion of the Company’s debt is denominated in US$. RMB is not freely convertible into foreign currencies. In the PRC, foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (the “PBOC”).

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
(f)
Financial instruments that potentially subject the Company to significant concentration of credit risk consist principally of cash and cash equivalents, short-term investments, restricted cash and equity securities and other investments. As of March 31, 2024 and 2025, substantially all of the Company’s cash and cash equivalents, restricted cash, short-term investments and other treasury investments were held by major financial institutions located worldwide, including Chinese mainland and Hong Kong S.A.R. If the financial institutions and other issuers of financial instruments held by the Company could become insolvent or if the markets for these instruments could become illiquid as a result of a severe economic downturn or any other reason, the Company could lose some or all of the value of its investments.
(g)
During the years ended March 31, 2023, 2024 and 2025, the Company offered a trade assurance program on the international wholesale marketplaces at no charge to the wholesale buyers and sellers. If the wholesale sellers who participate in this program do not deliver the products in their stated specifications to the wholesale buyers on schedule, the Company may compensate the wholesale buyers for their losses on behalf of the wholesale sellers up to a pre-determined amount following a review of each particular case. In turn, the Company will seek a full reimbursement from the wholesale sellers for the prepaid reimbursement amount, yet the Company is exposed to a risk over the collectability of the reimbursement from the wholesale sellers. During the years ended March 31, 2023, 2024 and 2025, the Company did not incur any material losses with respect to the compensation provided under this program. Given that the maximum compensation for each wholesale seller is pre-determined based on their individual risk assessments by the Company considering their credit profile or other relevant information, the Company determined that the likelihood of material default on the payments are not probable and therefore no provisions have been made in relation to this program.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2023, 2024 AND 2025

27.
Risks and contingencies (Continued)
(h)
In the ordinary course of business, the Company is from time to time involved in legal proceedings and litigations and is subject to regulatory investigations. In 2017, Beijing Jingdong Shiji Trading Co., Ltd. and Beijing Jingdong 360 E-commerce Co., Ltd. sued Tmall China, Zhejiang Tmall Network Co., Ltd. and Alibaba Group Holding Limited for abuse of dominant market position. The plaintiffs requested the three defendants to cease relevant acts and claimed a substantial amount of damages in the original complaint. In March 2021, the plaintiffs amended their claim to seek higher damages. In December 2023, the Beijing High People’s Court issued a judgment in favor of the plaintiffs, and the Company has appealed the court judgment. As of March 31, 2025, the case is in second-instance stage. The Company has accrued for the potential damages in connection with this lawsuit. In March 2024, the European Commission, or the EU Commission, opened formal proceeding against AliExpress to assess whether AliExpress breached the Digital Services Act. On June 18, 2025, the EU Commission issued preliminary findings in which it considers on a preliminary basis that AliExpress is in breach of its obligation to assess and mitigate risks related to the dissemination of illegal content on its platform. The ultimate timeline and final outcome of the investigation is currently uncertain and subject to further communications with the EU Commission and their final decision based on such further communications and their deliberations. Any potential loss associated with the investigation is not reasonably estimable at this stage. Except for the above, there are no legal proceedings and litigations that have in the recent past had, or to the Company’s knowledge, are probable to have, a material impact on the Company’s financial positions, results of operations or cash flows. Except for the above, the Company did not accrue any material loss contingencies in this respect as of March 31, 2024 and 2025. Moreover, the more stringent obligations under laws and regulations will create additional operational requirements with increased compliance costs for the Company.
(i)
The Russia-Ukraine conflict has resulted in significant disruptions to supply chains, logistics and business activities in the region that has negatively affected our international commerce business and Cainiao’s international logistics business. The conflict has also caused, and continues to intensify, significant geopolitical tensions in Europe and across the globe. The resulting sanctions imposed have significant impacts on the economic conditions of the countries and markets targeted by such sanctions, and may have unforeseen, unpredictable secondary effects on global energy prices, supply chains and other aspects of the global economy. The conflict may adversely affect the Company’s business, financial condition and results of operations.
(j)
The United Nations and a number of countries and jurisdictions, including China, the United States and the EU, have adopted various export control and economic or trade sanction regimes. In particular, the United States government and other governments have increasingly threatened and/or imposed export control, as well as economic, trade and other sanctions on a number of China-based companies. The United States and other countries may impose other and more expansive restrictions on the supply of chips, computing power or other technologies or services to China and China-based companies, including the Company, in the future. Such restrictions may affect the Company’s businesses by limiting the Company’s ability to upgrade its products and services, technological capabilities, in particular AI technologies, and to maintain its competitive edge, thereby negatively affecting the Company’s results of operations, financial condition and growth potential.
28.
Segment information

Segment information is presented before elimination of inter-segment transactions. In general, revenue, cost of revenue and operating expenses are directly attributable, or are allocated, to each segment. The Company allocates costs and expenses that are not directly attributable to a specific segment, such as those that support infrastructure across different segments, to different segments mainly on the basis of usage, revenue or headcount, depending on the nature of the relevant costs and expenses. The Company does not allocate assets to its segments as the CODM does not evaluate the performance of segments using asset information.

The CODM regularly reviews adjusted earnings before interest, taxes and amortization (“Adjusted EBITA”) for each segment which is considered as a segment operating performance measure. The CODM uses revenue and Adjusted EBITA to assess performance for each segment and allocate resources for each segment in the annual budget and forecasting process.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2023, 2024 AND 2025

28.
Segment information (Continued)

The following table presents the information by segment for the years ended March 31, 2023, 2024 and 2025:

	Year ended March 31,
	2023	2024	2025
	RMB	RMB	RMB
	(in millions)
Taobao and Tmall Group
Revenue	413,206	434,893	449,827
Costs and expenses (i)	(224,066)	(240,066)	(253,595)
Adjusted EBITA (ii)	189,140	194,827	196,232

Alibaba International Digital Commerce Group
Revenue	70,506	102,598	132,300
Costs and expenses (i)	(75,450)	(110,633)	(147,437)
Adjusted EBITA (ii)	(4,944)	(8,035)	(15,137)

Cloud Intelligence Group
Revenue	103,497	106,374	118,028
Costs and expenses (i)	(99,396)	(100,253)	(107,472)
Adjusted EBITA (ii)	4,101	6,121	10,556

Cainiao Smart Logistics Network Limited
Revenue	77,512	99,020	101,272
Costs and expenses (i)	(77,903)	(97,618)	(100,970)
Adjusted EBITA (ii)	(391)	1,402	302

Local Services Group
Revenue	50,249	59,802	67,076
Costs and expenses (i)	(63,397)	(69,614)	(70,765)
Adjusted EBITA (ii)	(13,148)	(9,812)	(3,689)

Hujing Digital Media and Entertainment Group
Revenue	18,444	21,145	22,267
Costs and expenses (i)	(21,233)	(22,684)	(22,821)
Adjusted EBITA (ii)	(2,789)	(1,539)	(554)

All others
Revenue	197,115	192,331	206,269
Costs and expenses (i)	(206,503)	(201,491)	(214,805)
Adjusted EBITA (ii)	(9,388)	(9,160)	(8,536)

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2023, 2024 AND 2025

28.
Segment information (Continued)

The following table presents the reconciliation from the total segments Adjusted EBITA to the consolidated net income for the years ended March 31, 2023, 2024 and 2025:

	Year ended March 31,
	2023	2024	2025
	RMB	RMB	RMB
	(in millions)
Total segments Adjusted EBITA	162,581	173,804	179,174
Unallocated (iii)	(12,143)	(6,190)	(4,337)
Inter-segment elimination	(2,527)	(2,586)	(1,772)
Non-cash share-based compensation expense	(30,831)	(18,546)	(13,970)
Amortization and impairment of intangible assets	(13,504)	(21,592)	(6,336)
Impairment of goodwill, and others	(3,225)	(11,540)	(11,854)
Consolidated income from operations	100,351	113,350	140,905
Interest and investment income, net	(11,071)	(9,964)	20,759
Interest expense	(5,918)	(7,947)	(9,596)
Other income, net	5,823	6,157	3,387
Income tax expenses	(15,549)	(22,529)	(35,445)
Share of results of equity method investees	(8,063)	(7,735)	5,966
Consolidated net income	65,573	71,332	125,976

The following table presents the depreciation and impairment of property and equipment, and operating lease cost relating to land use rights by segment for the years ended March 31, 2023, 2024 and 2025:

	Year ended March 31,
	2023	2024	2025
	RMB	RMB	RMB
	(in millions)
Taobao and Tmall Group	345	464	102
Alibaba International Digital Commerce Group	712	961	1,137
Cloud Intelligence Group	16,589	14,335	15,911
Cainiao Smart Logistics Network Limited	909	1,254	1,465
Local Services Group	106	113	99
Hujing Digital Media and Entertainment Group	55	45	92
All others	7,104	7,278	6,215
Total segments depreciation and impairment of property and equipment, and operating lease cost relating to land use rights	25,820	24,450	25,021

(i)
Segment costs and expenses primarily comprise components that are included in cost of revenue, product development expenses, sales and marketing expenses, as well as general and administrative expenses.
(ii)
Adjusted EBITA represents net income before interest and investment income, net, interest expense, other income, net, income tax expenses, share of results of equity method investees, certain non-cash expenses, consisting of share-based compensation expense, amortization and impairment of intangible assets, impairment of goodwill, and others, which the Company does not believe are reflective of the Company's core operating performance during the periods presented.
(iii)
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
Starting from the quarter ending June 30, 2025, Taobao and Tmall Group, Ele.me and Fliggy will be integrated into China e-commerce business group, to transform various e-commerce platforms into a comprehensive consumption platform. At the same time, Cainiao, Amap and Hujing Digital Media and Entertainment Group will be reclassified to All others.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2023, 2024 AND 2025

29.
Parent company only condensed financial information

The Company performed a test on the restricted net assets of its consolidated subsidiaries and VIEs in accordance with Rule 4-08(e)(3) of Regulation S-X and concluded that it was applicable for the Company to disclose the financial information for the parent company ("Alibaba Group Holding Limited") only.

Condensed Balance Sheets

	As of March 31,
	2024	2025
	RMB	RMB
	(in millions)
Cash and cash equivalents	1,114	618
Amounts due from subsidiaries	49,096	15,170
Prepayments and other assets	527	245
Interest in subsidiaries and VIEs	1,180,705	1,365,004
Total assets	1,231,442	1,381,037
Current unsecured senior notes	16,252	—
Amounts due to subsidiaries	110,867	184,879
Accrued and other liabilities	2,862	5,131
Non-current bank borrowings	28,828	22,937
Non-current unsecured senior notes	86,089	122,398
Non-current convertible unsecured senior notes	—	35,834
Total liabilities	244,898	371,179
Ordinary shares	1	1
Additional paid-in capital	397,999	381,379
Treasury shares, at cost	(27,684)	(36,329)
Statutory reserves	14,733	15,936
Accumulated other comprehensive income	3,598	3,393
Retained earnings	597,897	645,478
Total shareholders’ equity	986,544	1,009,858
Total liabilities and equity	1,231,442	1,381,037

Condensed Statements of Comprehensive Income

	For the year ended March 31,
	2023	2024	2025
	RMB	RMB	RMB
	(in millions)
Total cost and expenses	(846)	(327)	(5,972)
Income from subsidiaries and VIEs	84,000	86,057	142,604
Income from operations	83,154	85,730	136,632
Interest expense	(4,696)	(5,415)	(8,058)
Other income and expenses	(5,949)	(574)	896
Net income	72,509	79,741	129,470
Other comprehensive income	23,379	14,340	498
Total comprehensive income	95,888	94,081	129,968

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2023, 2024 AND 2025

29.
Parent company only condensed financial information (Continued)

Condensed Statements of Cash Flows

	Year ended March 31,
	2023	2024	2025
	RMB	RMB	RMB
	(in millions)
Net cash provided by operating activities	71,885	93,308	51,728
Cash flows from investing activities:
(Advances to and investments in) Repayments from subsidiaries and VIEs, and others	(12,290)	11,838	(54,809)
Net cash (used in) provided by investing activities	(12,290)	11,838	(54,809)
Cash flows from financing activities:
Issuance of ordinary shares	11	843	10
Advances from subsidiaries	15,296	6,195	73,526
Repurchase of ordinary shares	(74,746)	(88,745)	(86,662)
Dividend distribution	—	(17,946)	(29,077)
Repayment of unsecured senior notes	—	(5,013)	(16,220)
Repayment of bank borrowings	—	—	(6,067)
Proceeds from unsecured senior notes, net of debt issuance cost	—	—	35,979
Proceeds from convertible unsecured senior notes, net of debt issuance cost	—	—	35,665
Payments for capped call transactions	—	—	(4,612)
Net cash (used in) provided by financing activities	(59,439)	(104,666)	2,542
Effect of exchange rate changes on cash and cash equivalents	33	58	43
Increase (Decrease) in cash and cash equivalents	189	538	(496)
Cash and cash equivalents at the beginning of the year	387	576	1,114
Cash and cash equivalents at the end of the year	576	1,114	618

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

During the years ended March 31, 2023, 2024 and 2025, dividends paid to the parent company by the subsidiaries amounted to RMB75,355 million, RMB98,174 million and RMB59,933 million, respectively.

The parent company did not have significant capital and other commitments, or guarantees as of March 31, 2024 and 2025, except for those disclosed in these consolidated financial statements.

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
FOR THE YEARS ENDED MARCH 31, 2023, 2024 AND 2025

30.
Dividends

An annual dividend for the year ended March 31, 2023 of US$0.125 per ordinary share or US$1.00 per ADS was declared on November 16, 2023. The annual dividend of RMB17,946 million was paid during the year ended March 31, 2024.

A two-part dividend comprised of (i) an annual dividend for the year ended March 31, 2024 of US$0.125 per ordinary share or US$1.00 per ADS, and (ii) a one-time extraordinary dividend of US$0.0825 per ordinary share or US$0.66 per ADS, was declared on May 14, 2024. The dividend of RMB29,077 million was paid during the year ended March 31, 2025.

A two-part dividend comprised of (i) an annual dividend for the year ended March 31, 2025 of US$0.13125 per ordinary share or US$1.05 per ADS, and (ii) a one-time extraordinary dividend of US$0.11875 per ordinary share or US$0.95 per ADS, was declared on May 15, 2025.