Form 20-F
period 2026-03-31
Alibaba Group Holding Ltd
filed 2026-05-20
CIK 1577552

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended March 31, 2026
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 18,580,374,278 Ordinary Shares

Indicate by check mark if the registrant is a well‑known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

☐ Yes ☐ No

i

LETTER FROM OUR CHAIRMAN AND OUR CEO

Dear Shareholders,

Today, we stand at a critical inflection point in the development of Artificial General Intelligence (AGI).

Vast numbers of AI agents are poised to take on an ever-greater share of work in the digital economy, each powered by tokens generated from models. Agents will increasingly serve as the primary interface between humans and the digital world. As we face unprecedented industry transformation and strategic opportunities of this magnitude, Alibaba Group enters a new phase of entrepreneurial innovation and critical investments for the future. In this letter, we would like to share our thinking about the future – our strategic positioning, competitive strengths, and how we intend to capture the next wave of growth.

As we enter the AI agent era, AI models and capabilities are being rapidly incorporated into mainstream workplace and business environments, with token consumption surging across industries. We expect the addressable market for companies like Alibaba that provide full-stack AI capabilities is poised to grow exponentially. Against this backdrop, Alibaba's AI has moved beyond the initial investment phase and entered full-scale commercialization. Driven by robust AI demand, our Cloud Intelligence Group’s external revenue growth accelerated to 40% in the final quarter of fiscal 2026, with AI-related products accounting for 30% of this revenue. This reflects AI's role in driving a comprehensive upgrade of Alibaba Cloud's entire business, as its growth engine fully pivots from traditional compute and storage to models, AI compute, and agent services.

At the infrastructure layer, our proprietary T-Head AI chips have achieved production at scale, delivering high-performance compute capacity to our cloud infrastructure and Model-as-a-Service (MaaS) inference platform. In foundation models, we continued to accelerate our research and development pace, releasing three updates to the Qwen family within the past three months. Our latest generation large language model, Qwen3.7-Max, is specifically engineered for agents and expands the frontier of model capabilities, including in core competencies such as agentic coding and complex reasoning. Complementing the Qwen family, we achieved advancements in specialized models such as HappyOyster, a real-time interactive generative world model, and HappyHorse, a multimodal model for cross-modal understanding and generation.

At the application layer, in November 2025 we launched the Qwen app, our all-in-one personal AI assistant for life, work, and learning. Deeply integrated across our ecosystem, including Taobao and Tmall, Taobao Instant Commerce, Fliggy, Damai, Amap, and Alipay, the app serves distinctive capabilities spanning everyday life, services, productivity, and entertainment. The integration of AI into a broad spectrum of use cases expanded our user reach, enhanced engagement across Alibaba’s platforms and external services, and strengthened our leadership in applied AI. We also launched Wukong, our AI-native agentic platform built for enterprises. Wukong coordinates AI agents to handle complex workflows and leverages modular tools built across Alibaba's entire ecosystem. Together, they complete our comprehensive AI application strategy across both enterprise and consumer users.

Alibaba’s leading full-stack capabilities across the AI value chain put us in a strategically-advantaged position in the new world of AI. With our talent, technology and resources, we are confident in seizing the moment to propel AI + Cloud into another growth engine for Alibaba. To realize this vision, we are scaling up investments in our full-stack AI capabilities. We are actively advancing investments in AI infrastructure and proprietary chips. At the model and application layers, we will invest in stronger foundation model capabilities to connect with more applications, and develop a more powerful MaaS product to bridge these two layers effectively. We are seeing enormous opportunity to capture market value in this space.

In the consumer sector, quick commerce has become a core strategic pillar in the ongoing platform transformation of Taobao and Tmall. With over 1.1 billion Internet users, China is the world's largest online retail market. As our e-commerce business grew its roots from this dynamic and vast market environment, Taobao and Tmall will remain focused on user growth and improving user experience. We recognize the strategically vital role of quick commerce to leverage AI for driving user acquisition and engagement, fulfilling diverse consumer needs, increasing transactions, and enhancing monetization. We see that quick commerce is a necessary path to fulfilling our “Customers First” mission: with consumer behavior rapidly shifting to the norm of 30-minute delivery, we must stay ahead of consumer expectations and remain agile in this fast-moving market.

Growth is the constant theme at Alibaba. We are committed to technology innovation and incorporating leading-edge technology into our core businesses to create value for our customers and, ultimately, for our shareholders. To prevail in an intensely competitive environment, Alibaba must maintain our growth mindset – embracing change, investing patiently in our capabilities, and securing our future through long-term thinking. This is who we are.

Joe Tsai	Eddie Wu
Chairman	Chief Executive Officer

May 20, 2026

CONVENTIONS THAT APPLY TO THIS ANNUAL REPORT ON FORM 20-F

Unless the context otherwise requires, references in this annual report to:

•
“2014 Plan” is to the 2014 Post-IPO Equity Incentive Plan, which we adopted on September 2, 2014 and amended and restated on February 12, 2020 and May 25, 2022;
•
“2024 equity incentive plans” are to the 2024 Plan and 2024 Plan (Existing Shares);
•
“2024 Plan” is to the 2024 Equity Incentive Plan, which we adopted on August 22, 2024;
•
“2024 Plan (Existing Shares)” is to the 2024 Equity Incentive Plan (Existing Shares), which we adopted on August 26, 2024;
•
“ADSs” are to the American depositary shares, each of which represents eight Shares;
•
“AI” is to artificial intelligence;
•
“Alibaba,” “Alibaba Group,” “Group,” “company,” “our company,” “we,” “our” or “us” are to Alibaba Group Holding Limited, a company incorporated in the Cayman Islands with limited liability on June 28, 1999 and, where the context requires, its consolidated subsidiaries and its affiliated consolidated entities, including its variable interest entities and their subsidiaries, from time to time;
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
•
“Articles” or “Articles of Association” is to our Amended and Restated Articles of Association (as amended and restated from time to time), adopted on August 22, 2024;
•
“board” or “board of directors” is to our board of directors, unless otherwise stated;
•
“business day” is to any day (other than a Saturday, Sunday or public holiday) on which banks in relevant jurisdictions are generally open for business;
•
“Cainiao” or “Cainiao Smart Logistics Network Limited” is to Cainiao Smart Logistics Network Limited, a company incorporated on May 20, 2015 under the laws of the Cayman Islands and our consolidated subsidiary, together with its subsidiaries; where the context requires, also refers to our logistics business segment;
•
“CCASS” is to the Central Clearing and Settlement System established and operated by Hong Kong Securities Clearing Company Limited, a wholly-owned subsidiary of Hong Kong Exchange and Clearing Limited;
•
“China” and the “PRC” is to the People’s Republic of China;
•
“China commerce retail marketplaces” are to Taobao, Tmall and certain other marketplaces of Taobao and Tmall Group;
•
“Corporate Governance Code” is to the Corporate Governance Code set out in Appendix C1 to the Hong Kong Listing Rules;
•
“CSRC” is to the China Securities Regulatory Commission of the PRC;
•
“Damai Entertainment” is to Damai Entertainment Holdings Limited, (formerly known as Alibaba Pictures Group Limited), a company incorporated in Bermuda with limited liability on January 6, 1994, the shares of which are listed on the Main Board of the Hong Kong Stock Exchange (Stock Code: 1060) and, except where the context otherwise requires, its consolidated subsidiaries;
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
•
“Ele.me” is to Rajax Holding, a company incorporated under the laws of the Cayman Islands on June 8, 2011 and our consolidated subsidiary, and Fengniao Investment Holding Limited, a company incorporated under the laws of the British Virgin Islands on June 27, 2022 and our consolidated subsidiary, and, except where the context otherwise requires, their consolidated subsidiaries and their affiliated consolidated entities, including their variable interest entities and their subsidiaries; where the context requires, also refers to our on-demand delivery and local services platform under the Ele.me brand. In fiscal year 2026, we rebranded “Ele.me” to “Taobao Instant Commerce”;
•
“Enhanced VIE Structure” is to our enhanced structure for variable interest entities as described in “Item 4. Information on the Company — C. Organizational Structure”;
•
“EU” is to the European Union;
•
“FMCG” is to fast-moving consumer goods;
•
“foreign private issuer” is to such term as defined in Rule 3b-4 under the U.S. Exchange Act;
•
“Frost & Sullivan” is to Frost & Sullivan, a research institution;
•
“Gartner” are to Gartner, Inc.; the Gartner content described herein (the “Gartner Content”) represent(s) research opinion or viewpoints published, as part of a syndicated subscription service, by Gartner, Inc. (“Gartner”), and is not a representation of fact; Gartner Content speaks as of its original publication date (and not as of the date of this annual report), and the opinions expressed in the Gartner Content are subject to change without notice. Gartner does not endorse any vendor, product or service depicted in its research publications, and does not advise technology users to select only those vendors with the highest ratings or other designation. Gartner research publications consist of the opinions of Gartner’s research organization and should not be construed as statements of fact. Gartner disclaims all warranties, expressed or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose; GARTNER is a registered trademark and service mark of Gartner, Inc. and/or its affiliates in the U.S. and internationally and is used herein with permission. All rights reserved.;
•
“GDP” is to gross domestic product;
•
“GDPR” is to the EU General Data Protection Regulation;
•
“GMV” is to the value of paid orders of products and services on our marketplaces, including shipping charges paid by buyers to sellers;
•
"GPU" is to graphics processing unit;
•
“HK$” or “Hong Kong dollars” or “HKD” are to Hong Kong dollars, the lawful currency of Hong Kong;
•
“Hong Kong” or “Hong Kong SAR” is to the Hong Kong Special Administrative Region of the PRC;
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
•
“major variable interest entities” or “major VIEs” are to the variable interest entities that account for a significant majority of total revenue and assets of the variable interest entities as a group as described in “Management Discussion and Analysis — Variable Interest Entity Financial Information”;
•
“Memorandum” is to our memorandum of association (as amended from time to time);
•
“MIIT” is to the Ministry of Industry and Information Technology of the PRC;
•
“MOF” is to the Ministry of Finance of the PRC;
•
“MOFCOM” is to the Ministry of Commerce of the PRC;
•
“NDRC” is to the National Development and Reform Commission of the PRC;
•
“NYSE” is to the New York Stock Exchange;
•
“Omdia” is to Omdia, a research institution;
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
•
“Primary Conversion” is to the voluntary conversion of our secondary listing status to primary listing status on the Main Board of the Hong Kong Stock Exchange;
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

v

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
•
“Takeovers Codes” are to Hong Kong’s Codes on Takeovers and Mergers and Share Buy-backs issued by the SFC, as amended or supplemented from time to time;
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
•
“variable interest entities” or “VIE(s)” are to the variable interest entities that are incorporated in the PRC and owned by PRC citizens or by PRC entities owned and/or controlled by PRC citizens, where applicable, that hold the ICP licenses, or other business operation licenses or approvals, and generally operate the various websites and/or mobile apps for our Internet businesses or other businesses in which foreign investment is restricted or prohibited, and are consolidated into our consolidated financial statements in accordance with U.S. GAAP;
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

Exchange Rate Information

Our reporting currency is the Renminbi. This annual report contains translations of Renminbi and Hong Kong dollar amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise stated, all translations of Renminbi and Hong Kong dollars into U.S. dollars and from U.S. dollars into Renminbi in this annual report were made at a rate of RMB6.8980 to US$1.00 and HK$7.8400 to US$1.00, the respective exchange rates on March 31, 2026 set forth in the H.10 statistical release of the Federal Reserve Board. We make no representation that any Renminbi, Hong Kong dollar or U.S. dollar amounts referred to in this annual report could have been, or could be, converted into U.S. dollars, Renminbi or Hong Kong dollars, as the case may be, at any particular rate or at all.

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
•
our continuing investments in our businesses and infrastructure, including AI capabilities;
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

Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include but are not limited to the following: our corporate structure, including the VIE structure we use to operate certain businesses in the PRC; our ability to maintain the trusted status of our ecosystem; our ability to compete, innovate and maintain or grow our revenue or business, including expanding our international and cross-border businesses and operations, adopting new technologies, including the development, deployment and use of AI technologies, and managing a large and complex organization; risks associated with sustained investments in our businesses; fluctuations in general economic and business conditions in China and globally; uncertainties arising from competition among countries and geopolitical tensions, including national trade, investment, protectionist or other policies and export control, economic or trade sanctions; risks associated with our strategic transactions; uncertainties and risks associated with a broad range of complex laws and regulations (including in the areas of data security and privacy protection, anti-monopoly and anti-unfair competition, content regulation, consumer protection and regulation of Internet platforms) in the PRC and globally; cybersecurity risks and assumptions underlying or related to any of the foregoing. Please also see “Item 3. Key Information — D. Risk Factors.”

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

Our Corporate Structure

Like many large scale, multinational companies with businesses around the world and across industries, we conduct our business through a large number of Chinese and foreign operating entities, including VIEs. The chart below summarizes our corporate structure as of March 31, 2026 and identifies the subsidiaries and VIEs that together are representative of the major businesses operated by our group, including our significant subsidiaries, as that term is defined under Section 1-02 of Regulation S-X under the U.S. Securities Act, and other representative subsidiaries, which we collectively refer to as our major subsidiaries, as well the corresponding representative VIEs, which we refer to as the representative VIEs:

Alibaba Group Holding Limited (Cayman Islands)
100%
100% (through intermediary holding entities)
100%
3.497% (through intermediary holding entities)
100%
100% (through intermediary holding entities)
Taobao Holding Limited (Cayman Islands)
Alibaba.com Limited (Cayman Islands)
Alibaba Investment Limited (British Virgin Islands)
100%
100%
96.496%
0.007%
Taobao China Holding Limited (Hong Kong)
Alibaba.com Investment Holding Limited (British Virgin Islands)
Alibaba.com International (Cayman) Holding Limited (4) (Cayman Islands)
Alibaba Group Services Limited (Hong Kong)
Offshore PRC
Onshore PRC
100%
100%
Taobao (China) Software Co., Ltd. (1)
Zhejiang Tmall Technology Co., Ltd. (2)
Hangzhou AliCloud Apsara Information Technology Co., Ltd. (3)
Zhejiang Taobao Network Co., Ltd. (1)(5)
Zhejiang Diantao Good Things Network Co., Ltd. (2)(5)
Zhejiang Tmall Network Co., Ltd.(2)(5)
Alibaba Cloud Computing Ltd.(3)(5)
Equity interest
Contractual arrangements

(1)
Primarily involved in the operation of Taobao
(2)
Primarily involved in the operation of Tmall
(3)
Primarily involved in the operation of Cloud Intelligence Group
(4)
The holding company of AIDC Group
(5)
A VIE

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

For our representative VIEs, these individuals are Jessie Junfang Zheng, Xiaofeng Shao, Zeming Wu and Fang Jiang (with respect to each of Zhejiang Taobao Network Co., Ltd., Zhejiang Tmall Network Co., Ltd., and Alibaba Cloud Computing Ltd.), and Jeff Jianfeng Zhang, Winnie Jia Wen, Jie Song and Yongxin Fang (with respect to Zhejiang Diantao Good Things Network Co., Ltd.).

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

The following tables present the condensed consolidating schedule of operations and cash flows information for the fiscal years ended March 31, 2024, 2025 and 2026, and condensed consolidating schedule of balance sheet information as of March 31, 2025 and 2026 for:

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

	Year ended March 31, 2026
	Parent	Other Subsidiaries and Consolidated Entities	Major VIEs and their Subsidiaries		Primary Beneficiaries of Major VIEs	Eliminations	Consolidated Total
	RMB	RMB	RMB		RMB	RMB	RMB	US$
	(in millions)
Revenue from third parties	—	857,477	119,561		46,632	—	1,023,670	148,401
Revenue from group companies	—	29,230	13,843		220,721	(263,794)	—	—
Total cost and expenses	(174)	(955,483)	(133,591)	(1)	(234,386)	350,114	(973,520)	(141,131)
Income from subsidiaries and VIEs	115,581	73,251	—		6,769	(195,601)	—	—
Income (Loss) from operations	115,407	4,475	(187)		39,736	(109,281)	50,150	7,270
Other income and expenses	(9,503)	124,261	6,493		44,306	(86,320)	79,237	11,487
Income tax (expenses) credit	—	(17,360)	58		(12,743)	—	(30,045)	(4,356)
Share of results of equity method investees	—	420	413		1,952	—	2,785	404
Net income	105,904	111,796	6,777		73,251	(195,601)	102,127	14,805
Net loss (income) attributable to noncontrolling interests	—	1,473	(8)		—	—	1,465	213
Reversal of accretion of mezzanine equity	—	2,312	—		—	—	2,312	335
Net income attributable to ordinary shareholders	105,904	115,581	6,769		73,251	(195,601)	105,904	15,353

	Year ended March 31, 2025
	Parent	Other Subsidiaries and Consolidated Entities	Major VIEs and their Subsidiaries		Primary Beneficiaries of Major VIEs	Eliminations	Consolidated Total
	RMB	RMB	RMB		RMB	RMB	RMB
	(in millions)
Revenue from third parties	—	833,583	98,433		64,331	—	996,347
Revenue from group companies	—	17,515	19,346		203,620	(240,481)	—
Total cost and expenses	(5,972)	(890,164)	(119,725)	(1)	(153,515)	313,934	(855,442)
Income from subsidiaries and VIEs	142,604	148,152	—		1,439	(292,195)	—
Income (Loss) from operations	136,632	109,086	(1,946)		115,875	(218,742)	140,905
Other income and expenses	(7,162)	46,239	2,293		46,633	(73,453)	14,550
Income tax (expenses) credit	—	(12,582)	1,256		(24,119)	—	(35,445)
Share of results of equity method investees	—	(3,602)	(195)		9,763	—	5,966
Net income	129,470	139,141	1,408		148,152	(292,195)	125,976
Net loss attributable to noncontrolling interests	—	4,102	31		—	—	4,133
Accretion of mezzanine equity	—	(639)	—		—	—	(639)
Net income attributable to ordinary shareholders	129,470	142,604	1,439		148,152	(292,195)	129,470

	Year ended March 31, 2024
	Parent	Other Subsidiaries and Consolidated Entities	Major VIEs and their Subsidiaries		Primary Beneficiaries of Major VIEs	Eliminations	Consolidated Total
	RMB	RMB	RMB		RMB	RMB	RMB
	(in millions)
Revenue from third parties	—	782,497	90,662		68,009	—	941,168
Revenue from group companies	—	11,731	8,595		192,994	(213,320)	—
Total cost and expenses	(327)	(845,402)	(103,992)	(1)	(157,042)	278,945	(827,818)
Income (Loss) from subsidiaries and VIEs	86,057	123,181	—		(3,093)	(206,145)	—
Income (Loss) from operations	85,730	72,007	(4,735)		100,868	(140,520)	113,350
Other income and expenses	(5,989)	24,387	31		35,442	(65,625)	(11,754)
Income tax (expenses) credit	—	(6,890)	1,428		(17,067)	—	(22,529)
Share of results of equity method investees	—	(11,656)	(17)		3,938	—	(7,735)
Net income (loss)	79,741	77,848	(3,293)		123,181	(206,145)	71,332
Net loss attributable to noncontrolling interests	—	8,477	200		—	—	8,677
Accretion of mezzanine equity	—	(268)	—		—	—	(268)
Net income (loss) attributable to ordinary shareholders	79,741	86,057	(3,093)		123,181	(206,145)	79,741

Note:

(1)
These include technical service fee incurred by major VIEs and their subsidiaries for exclusive technical service provided by primary beneficiaries of major VIEs to major VIEs and their subsidiaries in the amounts of RMB11,689 million, RMB17,130 million and RMB21,510 million (US$3,118 million) for the fiscal years ended March 31, 2024, 2025 and 2026, respectively.

	Year ended March 31, 2026
	Parent		Other Subsidiaries and Consolidated Entities	Major VIEs and their Subsidiaries		Primary Beneficiaries of Major VIEs	Eliminations	Consolidated Total
	RMB		RMB	RMB		RMB	RMB	RMB	US$
			(in millions)
Net cash provided by operating activities	99,551	(1)	172,842	9,127		55,361	(260,668)	76,213	11,049
Net cash (used in) provided by investing activities	(99,207)	(1)	(126,280)	(35,224)	(2)	65,931	127,444	(67,336)	(9,762)
Net cash (used in) provided by financing activities	(541)	(1)	(60,585)	25,804	(2)	(118,475)	133,224	(20,573)	(2,983)
Effect of exchange rate changes on cash and cash equivalents, restricted cash and escrow receivables	(70)		(3,933)	(1)		—	—	(4,004)	(580)
(Decrease) Increase in cash and cash equivalents, restricted cash and escrow receivables	(267)		(17,956)	(294)		2,817	—	(15,700)	(2,276)
Cash and cash equivalents, restricted cash and escrow receivables at the beginning of the year	618		145,009	2,358		41,283	—	189,268	27,438
Cash and cash equivalents, restricted cash and escrow receivables at the end of the year	351		127,053	2,064		44,100	—	173,568	25,162

Notes:

(1)
For the fiscal year ended March 31, 2026, the cash transfer from the parent to our subsidiaries amounting to RMB119,141 million (US$17,272 million), of which RMB109,635 million (US$15,894 million) and RMB9,506 million (US$1,378 million) were included in the parent’s net cash used in investing activities and financing activities, respectively.

For the fiscal year ended March 31, 2026, the cash transfer from our subsidiaries to the parent amounting to RMB153,964 million (US$22,320 million), of which RMB101,294 million (US$14,685 million), RMB12,972 million (US$1,880 million) and RMB39,698 million (US$5,755 million) were included in the parent’s net cash provided by operating activities, and net cash used in investing activities and financing activities, respectively.

(2)
For the fiscal year ended March 31, 2026, the cash transfer from our subsidiaries and consolidated entities to the major VIEs and their subsidiaries amounting to RMB72,469 million (US$10,506 million), of which RMB24,691 million (US$3,580 million) and RMB47,778 million (US$6,926 million) were included in the major VIEs and their subsidiaries’ net cash used in investing activities and net cash provided by financing activities, respectively.

For the fiscal year ended March 31, 2026, the cash transfer from the major VIEs and their subsidiaries to our subsidiaries and consolidated entities amounting to RMB47,408 million (US$6,873 million), of which RMB24,280 million (US$3,520 million) and RMB23,128 million (US$3,353 million) were included in the major VIEs and their subsidiaries’ net cash used in investing activities and net cash provided by financing activities, respectively.

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

Notes:

(1)
For the fiscal year ended March 31, 2025, the cash transfer from the parent to our subsidiaries amounting to RMB94,307 million, of which RMB90,858 million and RMB3,449 million were included in the parent’s net cash used in investing activities and net cash provided by financing activities, respectively.

For the fiscal year ended March 31, 2025, the cash transfer from our subsidiaries to the parent amounting to RMB175,208 million, of which RMB59,933 million, RMB38,300 million and RMB76,975 million were included in the parent’s net cash provided by operating activities, net cash used in investing activities, and net cash provided by financing activities, respectively.

(2)
For the fiscal year ended March 31, 2025, the cash transfer from our subsidiaries and consolidated entities to the major VIEs and their subsidiaries amounting to RMB29,008 million, of which RMB8,268 million and RMB20,740 million were included in the major VIEs and their subsidiaries’ net cash used in investing activities and net cash provided by financing activities, respectively.

For the fiscal year ended March 31, 2025, the cash transfer from the major VIEs and their subsidiaries to our subsidiaries and consolidated entities amounting to RMB38,462 million, of which RMB32,967 million and RMB5,495 million were included in the major VIEs and their subsidiaries’ net cash used in investing activities and net cash provided by financing activities, respectively.

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

Notes:

(1)
For the fiscal year ended March 31, 2024, the cash transfer from the parent to our subsidiaries amounting to RMB74,951 million, of which RMB67,670 million and RMB7,281 million were included in the parent’s net cash provided by investing activities and net cash used in financing activities, respectively.

For the fiscal year ended March 31, 2024, the cash transfer from our subsidiaries to the parent amounting to RMB193,629 million, of which RMB98,174 million, RMB81,979 million and RMB13,476 million were included in the parent’s net cash provided by operating activities and investing activities, and net cash used in financing activities, respectively.
(2)
For the fiscal year ended March 31, 2024, the cash transfer from our subsidiaries and consolidated entities to the major VIEs and their subsidiaries amounting to RMB17,986 million, of which RMB8,319 million and RMB9,667 million were included in the major VIEs and their subsidiaries’ net cash used in investing activities and net cash provided by financing activities, respectively.

For the fiscal year ended March 31, 2024, the cash transfer from the major VIEs and their subsidiaries to our subsidiaries and consolidated entities amounting to RMB25,432 million, of which RMB19,933 million and RMB5,499 million were included in the major VIEs and their subsidiaries’ net cash used in investing activities and net cash provided by financing activities, respectively.

	As of March 31, 2026
	Parent	Other Subsidiaries and Consolidated Entities	Major VIEs and their Subsidiaries	Primary Beneficiaries of Major VIEs	Eliminations	Consolidated Total
	RMB	RMB	RMB	RMB	RMB	RMB	US$
	(in millions)
Cash and cash equivalents and short-term investments	351	221,644	2,930	61,915	—	286,840	41,583
Investments in equity method investees and equity securities and other investments	—	408,539	24,461	253,799	—	686,799	99,565
Accounts receivable and contract assets, net of allowance	—	15,990	18,947	1,083	—	36,020	5,222
Amounts due from group companies	4,456	373,258	41,936	305,608	(725,258)	—	—
Prepayments and other assets	97	261,313	41,526	49,915	—	352,851	51,153
Interest in subsidiaries and VIEs	1,353,652	400,070	—	1,270	(1,754,992)	—	—
Property and equipment and intangible assets	—	219,764	43,947	35,971	—	299,682	43,445
Goodwill	—	245,286	2,092	—	—	247,378	35,862
Total assets	1,358,556	2,145,864	175,839	709,561	(2,480,250)	1,909,570	276,830
Amounts due to group companies	108,341	274,975	104,701	237,241	(725,258)	—	—
Accrued and other liabilities	189,329	392,766	50,336	68,569	—	701,000	101,624
Deferred revenue and customer advances	—	59,171	19,448	3,681	—	82,300	11,931
Total liabilities	297,670	726,912	174,485	309,491	(725,258)	783,300	113,555
Mezzanine equity	—	7,845	—	—	—	7,845	1,137
Total shareholders’ equity	1,060,886	1,353,652	1,270	400,070	(1,754,992)	1,060,886	153,796
Noncontrolling interests	—	57,455	84	—	—	57,539	8,342
Total liabilities, mezzanine equity and equity	1,358,556	2,145,864	175,839	709,561	(2,480,250)	1,909,570	276,830

	As of March 31, 2025
	Parent	Other Subsidiaries and Consolidated Entities	Major VIEs and their Subsidiaries	Primary Beneficiaries of Major VIEs	Eliminations	Consolidated Total
	RMB	RMB	RMB	RMB	RMB	RMB
	(in millions)
Cash and cash equivalents and short-term investments	618	292,918	5,542	75,235	—	374,313
Investments in equity method investees and equity securities and other investments	—	288,039	26,433	306,295	—	620,767
Accounts receivable and contract assets, net of allowance	—	13,676	16,159	1,337	—	31,172
Amounts due from group companies	15,170	406,817	48,184	285,523	(755,694)	—
Prepayments and other assets	245	223,039	28,413	46,518	—	298,215
Interest in subsidiaries and VIEs	1,365,004	422,662	—	3,423	(1,791,089)	—
Property and equipment and intangible assets	—	182,309	18,357	23,593	—	224,259
Goodwill	—	253,475	2,026	—	—	255,501
Total assets	1,381,037	2,082,935	145,114	741,924	(2,546,783)	1,804,227
Amounts due to group companies	184,879	268,040	85,437	217,338	(755,694)	—
Accrued and other liabilities	186,300	316,759	39,784	98,407	—	641,250
Deferred revenue and customer advances	—	52,685	16,669	3,517	—	72,871
Total liabilities	371,179	637,484	141,890	319,262	(755,694)	714,121
Mezzanine equity	—	11,713	—	—	—	11,713
Total shareholders’ equity	1,009,858	1,365,004	3,423	422,662	(1,791,089)	1,009,858
Noncontrolling interests	—	68,734	(199)	—	—	68,535
Total liabilities, mezzanine equity and equity	1,381,037	2,082,935	145,114	741,924	(2,546,783)	1,804,227

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

The PRC government has significant oversight and discretion over the conduct of our business, and may intervene in or influence our operations through adopting and enforcing rules and regulatory requirements. For example, in recent years, the PRC government has enhanced regulation in areas such as AI, data privacy and personal data protection, anti-monopoly, anti-unfair competition, content and consumer protection, including food safety. See “— D. Risk Factors — Risks Related to Our Business and Industry — We are subject to a broad range of laws and regulations, and future laws and regulations may impose additional requirements and other obligations that could materially and adversely affect our business, financial condition and results of operations, as well as the trading prices of our ADSs, Shares and/or other securities.”; “— We are subject to complex and evolving laws and regulations regarding privacy and data protection and cybersecurity. Complying with these laws and regulations increases our cost of operations, limits our business opportunities and may require changes to our data collection, use and other practices or negatively affect our user growth and engagement. Failure to comply with these laws and regulations could result in claims, regulatory investigations, litigation or penalties, or otherwise negatively affect our business. ”; “— Claims or regulatory actions under competition laws against us may result in our being subject to fines, constraints on our business and damage to our reputation.”; “— PRC regulations regarding acquisitions impose significant regulatory approval and review requirements, which could make it more difficult for us to pursue growth through acquisitions and subject us to fines or other administrative penalties.”; “— We may be subject to liability for content available in our ecosystem that is alleged to be obscene, defamatory, libelous, fraudulent socially destabilizing or otherwise unlawful.” and “— We may be subject to claims under consumer protection laws, including health and safety claims and product liability claims, if property or people are harmed by the products and services sold through our platforms.” The Chinese government may further promulgate relevant laws, rules and regulations that may impose additional and significant obligations and liabilities on Chinese companies, in particular platform businesses. These laws and regulations can be complex and stringent, and many are subject to change and uncertain interpretation, which could result in claims, change to our data and other business practices, regulatory investigations, significant penalties, increased cost of operations, or declines in user growth or engagement, or otherwise affect our business. As a result, the trading prices of our ADSs and Shares could significantly decline or become worthless.

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

Permissions and Approvals Required to be Obtained from PRC Authorities for our Business Operations

In the opinion of Fangda Partners, our PRC legal counsel, our consolidated subsidiaries and the VIEs in China have obtained all major licenses, permissions and approvals from the competent PRC authorities that are necessary to the operations of our Alibaba China E-commerce Group, AIDC and Cloud Intelligence Group, which accounted for a substantial majority of our revenue in fiscal year 2026. In addition, we have implemented policies and control procedures to obtain and maintain the necessary licenses, permission and approvals to conduct our businesses. On the basis of the legal opinion issued by our PRC legal counsel and our internal policies and procedures, we believe that our consolidated subsidiaries and the VIEs in China have received the requisite licenses, permissions and approvals from the PRC authorities as are necessary for our business operations in China. Such licenses, permits, registrations and filings include, among others, Value-added Telecommunication License, License for Online Transmission of Audio-Visual Programs, Network Cultural Business License, Online Publishing Service License and License for Surveying and Mapping.

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

Holding Foreign Companies Accountable Act

In recent years, U.S. regulators have continued to express concerns about challenges in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. As part of the increased regulatory focus in the United States on access to audit information, in December 2020, the United States enacted the Holding Foreign Companies Accountable Act, or the HFCA Act, which was subsequently amended by the Consolidated Appropriations Act, 2023. The HFCA Act includes requirements for the SEC to identify issuers whose audit reports are prepared by auditors that the PCAOB is unable to inspect or investigate completely because of a restriction imposed by a non-U.S. authority in the auditor’s local jurisdiction. In addition, if the auditor of a U.S. listed company is not subject to PCAOB inspections for two consecutive “non-inspection” years after the law becomes effective, the SEC is required to prohibit the securities of such issuer from being traded on a U.S. national securities exchange, such as the NYSE, or in U.S. over-the-counter markets.

On December 16, 2021, the PCAOB issued its report notifying the SEC of its determination that it was unable to inspect or investigate completely registered public accounting firms headquartered in Chinese mainland or Hong Kong, including our then independent registered public accounting firm, PricewaterhouseCoopers. On August 22, 2022, the SEC added us to its conclusive list of issuers identified under the HFCA Act, following the filing of our annual report on Form 20-F with the SEC on July 26, 2022. Following the signing of a Statement of Protocol between the PCAOB and the CSRC and the Ministry of Finance, the PCAOB announced on December 15, 2022 that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in Chinese mainland and Hong Kong in 2022. The PCAOB vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in Chinese mainland and Hong Kong. For this reason, we have not been identified as a Commission-Identified Issuer since 2022, and we do not expect to be identified as a Commission-Identified Issuer following the filing of this annual report in 2026. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in Chinese mainland and Hong Kong in the future is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control, including the uncertainties surrounding the relationship between China and the United States. If the PCAOB is unable to continue to inspect or investigate completely registered public accounting firms headquartered in Chinese mainland or Hong Kong, including our independent registered public accounting firm, for two consecutive years, our securities (including our ADSs and Shares) may be prohibited from trading on or delisted from the NYSE or other U.S. stock exchange under the HFCA Act.

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

Our holding company structure differs from some of our peers in that, although the variable interest entities hold licenses and approvals and assets for regulated activities that are necessary for our business operations, as well as certain equity interests in businesses, to which foreign investments are typically restricted or prohibited under applicable PRC law, we hold the significant majority of assets and operations in our subsidiaries and the significant majority of our revenue is captured directly by our subsidiaries. Therefore, our subsidiaries directly capture the significant majority of profits and associated cash flow from operations, without having to rely on contractual arrangements to transfer cash flow from the variable interest entities to our subsidiaries. In fiscal years 2024, 2025 and 2026, the significant majority of our revenues were generated by our subsidiaries. See “Item 4. Information on the Company — C. Organizational Structure” for a description of these contractual arrangements and the structure of our company. Also see “— The VIE Structure Adopted by Our Company — Variable Interest Entity Financial Information” for further financial information of Alibaba Group Holding Limited, the major variable interest entities and their subsidiaries, our subsidiaries that are, for accounting purposes only, the primary beneficiaries of the major variable interest entities, and other subsidiaries and consolidated entities.

Investors in our securities, including our ADSs, Shares and notes, should note that, to the extent cash or assets in our business is in the PRC or a PRC entity, the funds or assets may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries, or the VIEs by the PRC government to transfer cash or assets. Under PRC laws and regulations, our PRC subsidiaries are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Applicable PRC law permits payment of dividends to us by our operating subsidiaries in China only out of their retained earnings, if any, determined in accordance with PRC accounting standards and regulations. Our operating subsidiaries in China are also required to set aside a portion of their net income, if any, each year to fund general reserves for appropriations until this reserve has reached 50% of the related subsidiary’s registered capital. These reserves are not distributable as cash dividends. In addition, registered share capital and capital reserve accounts are also restricted from distribution. As of March 31, 2026, these restricted net assets totaled RMB344.6 billion (US$50.0 billion). See note 26 to our audited consolidated financial statements included in this annual report. Also see “— D. Risk Factors — Risks Related to Doing Business in the People’s Republic of China — We rely to a significant extent on dividends, loans and other distributions on equity paid by our operating subsidiaries in China.” Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to certain restrictions on currency exchange or outbound capital flows. See “— D. Risk Factors — Risks Related to Doing Business in the People’s Republic of China — Regulations on currency exchange or outbound capital flows may limit our ability to utilize our PRC revenue effectively.”

Under the PRC Enterprise Income Tax Law, a withholding tax of 5% to 10% is generally levied on dividends declared by companies in China to their non-resident enterprise investors. As of March 31, 2026, we have accrued the withholding tax on substantially all of the earnings distributable by our subsidiaries in China, except for those being reserved for permanent reinvestment in China of RMB278.9 billion (US$40.4 billion). See “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Taxation — PRC Withholding Tax.”

We do not have specific cash management policies in place that dictate how funds are transferred between Alibaba Group Holding Limited, our subsidiaries, the VIEs or our investors. However, we have implemented procedures and control mechanisms to manage the transfer of funds within our organization to support our business needs and in compliance with applicable laws and regulations.

For the fiscal years ended March 31, 2024, 2025 and 2026, Alibaba Group Holding Limited provided capital contributions and loans, and repaid loans, in the aggregate amounts of RMB74,951 million, RMB94,307 million and RMB119,141 million (US$17,272 million), respectively, to our subsidiaries, and our subsidiaries provided dividends and loans, and repaid loans, in the aggregate amounts of RMB193,629 million, RMB175,208 million and RMB153,964 million (US$22,320 million), respectively, to Alibaba Group Holding Limited.

For the fiscal years ended March 31, 2024, 2025 and 2026, our subsidiaries and consolidated entities provided loans and repaid loans, in the aggregate amounts of RMB17,986 million, RMB29,008 million and RMB72,469 million (US$10,506 million) to the major VIEs and their subsidiaries, and the major VIEs and their subsidiaries provided loans, repaid loans and paid technical service fees to our subsidiaries and consolidated entities in the aggregate amounts of RMB25,432 million, RMB38,462 million and RMB47,408 million (US$6,873 million), respectively. See “— The VIE Structure Adopted by Our Company — Variable Interest Entity Financial Information” for classification of cashflow detailed in footnotes to the condensed consolidating schedule. We have settled and will continue to settle fees under the contractual arrangements with the variable interest entities. For a condensed consolidating schedule of financial information that disaggregates the operations and depicts the financial position, cash flows, and results of operations for the same periods for which audited consolidated financial statements are required, see “— The VIE Structure Adopted by Our Company —Variable Interest Entity Financial Information.” Please also see the consolidated financial statements included in this annual report for more financial information.

For fiscal year 2024, we declared a cash dividend in the amount of US$0.2075 per Share or US$1.66 per ADS, consisting of (i) a regular dividend in the amount of US$0.1250 per Share or US$1.00 per ADS and (ii) a one-time extraordinary dividend in the amount of US$0.0825 per Share or US$0.66 per ADS as a distribution of proceeds from disposition of certain financial investments, for a total amount of US$4 billion. For fiscal year 2025, we declared a cash dividend in the amount of US$0.2500 per Share or US$2.00 per ADS, consisting of (i) a regular dividend in the amount of US$0.13125 per Share or US$1.05 per ADS and (ii) a one-time extraordinary dividend of US$0.11875 per Share or US$0.95 per ADS as a distribution of proceeds from disposition of certain businesses and financial investments, for a total amount of US$4.6 billion. For fiscal year 2026, we declared a regular cash dividend in the amount of US$0.13125 per Share or US$1.05 per ADS for a total amount of US$2.5 billion. See “Item 10. Additional Information — E. Taxation — Material United States Federal Income Tax Consideration.” For tax consequences to U.S. investors, see “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information.” For PRC and United States federal income tax considerations of an investment in our ADS, see “Item 10. Additional Information — E. Taxation.”

A. [Reserved]

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
•
the development, deployment and application of artificial intelligence technologies;
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

Risks and uncertainties related to doing business in the PRC include risks and uncertainties associated with the following:

•
changes and developments in the political and economic policies of the PRC government, including but not limited to that the PRC government may intervene in or influence our operations through adopting and enforcing rules and regulatory requirements, which may evolve quickly with little advance notice (see “Risk Factors — Risks Related to Doing Business in the People’s Republic of China — There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations, and changes in policies, laws, rules and regulations in the PRC could adversely affect us” on page 62 through 63 of this annual report);
•
uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations, including but not limited to actions the PRC government may take to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, which could significantly limit or completely hinder our and our subsidiaries’ ability to offer securities to investors and cause our securities to decline in value or become worthless (see “Risk Factors — Risks Related to Doing Business in the People’s Republic of China — There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations, and changes in policies, laws, rules and regulations in the PRC could adversely affect us” on page 62 through 63 of this annual report);
•
PCAOB’s ability to inspect our auditors in relation to their audit work performed for our financial statements and potential delisting of our ADSs from the U.S. pursuant to the HFCA Act (see “Risk Factors — Risks Related to Doing Business in the People’s Republic of China — The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements, and the inability of the PCAOB to conduct inspections over our auditor in the future may deprive our investors of the benefits of such inspections” and “— Our ADSs will be delisted and our ADSs and shares prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, as amended, if the PCAOB is unable to inspect or investigate completely auditors located in China” on page 63 and page 63 through 64 of this annual report);
•
PRC regulations relating to investments in offshore companies and employee equity incentive plans (see “Risk Factors — Risks Related to Doing Business in the People’s Republic of China — PRC regulations relating to investments in offshore companies by PRC residents may subject our PRC-resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries or limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits” and “— Any failure to comply with PRC regulations regarding our or our subsidiaries’ employee equity incentive plans may subject the PRC participants in the plans, us or our overseas and PRC subsidiaries to fines and other legal or administrative sanctions” on page 64 through 65 and page 65 of this annual report);
•
our reliance on dividends, loans and other distributions on equity paid by our operating subsidiaries in China, the risk that interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries, or the VIEs by the PRC government to transfer cash or assets that are in a business in the PRC or in a PRC entity may limit our ability to fund operations or for other use outside of the PRC and fluctuations in exchange rates (see “Risk Factors — Risks Related to Doing Business in the People’s Republic of China — We rely to a significant extent on dividends, loans and other distributions on equity paid by our operating subsidiaries in China” on page 65 of this annual report)
•
the potential impact of PRC laws and regulations related to Internet advertisement (see “— Risks Related to Doing Business in the People’s Republic of China — P4P services are considered, in part, to involve Internet advertisement, which subjects us to other laws, rules and regulations as well as additional obligations” on page 66 of this annual report);
•
the possibility that we may be subject to PRC income tax on our global income, and potential discontinuation of preferential tax treatments we currently enjoy (see “Risk Factors — Risks Related to Doing Business in the People’s Republic of China — We may be treated as a resident enterprise for PRC tax purposes under the PRC Enterprise Income Tax Law, and we may therefore be subject to PRC income tax on our global income” on page 66 of this annual report);

•
the possibility that dividends payable to foreign investors and gains on the sale of our securities by our foreign investors may become subject to PRC taxation, and uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises or other assets attributed to a PRC establishment of a non-PRC company (see “Risk Factors — Risks Related to Doing Business in the People’s Republic of China — Dividends payable to foreign investors and gains on the sale of our ADSs and/ or ordinary shares by our foreign investors may become subject to PRC taxation” on page 66 through 67 of this annual report); and
•
risks relating to the approval, filing or other requirements of PRC regulatory authorities in connection with future issuance of securities overseas (see “Risk Factors — Risks Related to Doing Business in the People’s Republic of China — The approval, filing or other requirements of the CSRC or other PRC regulatory authorities may be required under PRC law in connection with any future issuance of securities overseas, and, if required, we cannot predict whether or for how long we or our subsidiaries will be able to obtain such approval or complete such filing” on page 69 of this annual report).

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

We have established a strong brand name and reputation for our ecosystem. Any loss of trust in our ecosystem or platforms could harm our reputation and the value of our brand, and could result in consumers, merchants, enterprises and other participants reducing their levels of activity in our ecosystem, which could materially reduce our revenue and profitability. Our ability to maintain trust in our ecosystem and platforms is based in large part upon:

•
our success in developing and leveraging cutting-edge technology, including AI, to serve users, consumers, merchants and enterprises;
•
our ability to attract and retain consumers with superior user experience and the quality, safety, value and functionality of products, services and content available through our ecosystem, including in the areas of consumer protection and intellectual property protection;
•
our ability to deliver value to merchants and enterprises and empower them to thrive on our platforms;

•
the reliability, stability and integrity of our platforms, systems and services, including in the areas of cybersecurity, data security and privacy protection, as well as those of the merchants, enterprises, software developers, payment, logistics and other service providers and other participants in our ecosystem.

As our businesses operate more independently, failure by any of our businesses to establish and maintain its own trusted brand could also harm the value of our brand name and reputation of our ecosystem.

We may not be able to maintain or grow our business.

Our ability to continue to grow in the future depends on a number of factors, including the number and engagement of consumers on our platforms, the value that our businesses are able to offer to our customers, our ability to attract and retain AI + Cloud customers and our data and technology capabilities. See “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Factors Affecting Our Results of Operations — Our Ability to Create Value for Our Users and Generate Revenue.” Our growth is also affected by competition and other factors that may not be within our control, including technological disruptions, supply chain constraints, the macroeconomic environment (including inflation, deflation and consumer and business confidence), disruptions to the economy and business operations from pandemics, natural disasters, armed conflicts or other events, as well as the geopolitical landscape and government policies. Furthermore, due to the size and scale we have achieved, our businesses may not continue to grow as quickly or at all.

We are exploring and will continue to explore in the future new business initiatives, including in industries and markets in which we have limited or no experience, as well as new business models, that may be untested. Developing new businesses, initiatives and models requires significant investments of time and resources, and may increase our costs and present new and difficult technological, operational and regulatory challenges. We may encounter difficulties or setbacks in the execution of various growth strategies and our growth strategies may not generate the returns we expect within the timeframe we anticipate, or at all. For example, we are making significant investments in cloud computing and artificial intelligence (AI) to capture AI-driven growth opportunities. However, the development and use of AI technologies are complex and involve significant costs and risks, and we may not be able to provide AI products and services at competitive prices and healthy margins. There also can be no assurance that we may effectively monetize our AI capabilities, our investments will achieve the operating results, financial returns or other benefits we anticipated, or that market demand for AI will increase as we expected. AI systems may have limitations, including biases and errors, and give rise to additional risks of system failures and disruptions and risks relating to cybersecurity, privacy, intellectual property and ethics that could result in losses, disputes or litigations. See “— The development, deployment and application of artificial intelligence technologies expose us to significant operational, legal and reputational risks.”

Growing our existing and new businesses also involves risks and challenges that may materially and adversely affect our business and financial condition. For example, we have integrated Taobao and Tmall Group, Ele.me and Fliggy into Alibaba China E-commerce Group, and are making significant investments in growing our quick commerce business. Our quick commerce business faces a variety of risks, including but not limited to risks relating to intense competition, product quality assurance, inventory procurement and management, such as failure to stock sufficient inventory to meet demands or additional costs or write-offs resulting from overstocking, supply chain management, relationships with suppliers, accounts receivable and related potential impairment charges, inefficiencies, delays and disruptions in delivery logistics, potential labor disputes, worker safety, minimum wage and social insurance requirements, including offering minimum wage and providing social insurance for delivery workers as well as regulatory scrutiny, including in the areas of pricing, competition and promotions. In addition, our international and cross-border commerce business faces risks relating to tariffs as well as other regulatory, economic and operational challenges. Our AIDC Group has launched new business models where our platform is involved in price setting, marketing, payment, logistics, customer support and returns for products provided by the merchants or takes title of the products and acts as the seller of record to the consumers. These new business models are subject to uncertainties, and we may adjust these models or implement other business models, which could adversely affect our business and results of operations. For example, these models could be subject to increased scrutiny by regulators on product liability, pricing and other practices, and regulators may view our platform as jointly liable with the merchants if the products provided by the merchants on our platforms fail to meet regulatory requirements or otherwise infringe upon consumers’ legitimate rights. Moreover, these new models may not be well received by our merchants and may lead to loss of merchants on our platforms. Our cloud business also faces technology challenges and challenges related to supply of advanced chips and computing power, data center capacity, data protection and privacy, cybersecurity and systems security, service disruptions, delays, failures or other service quality issues which may significantly harm our ability to upgrade our technological capability and attract and retain customers, and materially and adversely affect our growth prospects and results of operations.

If we are unable to compete effectively, our business, financial condition and results of operations would be materially and adversely affected.

Our businesses face increasingly intense competition in different industries, principally from established Chinese Internet companies and their respective affiliates, global and regional e-commerce players, cloud computing service providers, developers of AI models, systems and applications, logistics service providers and digital media and entertainment providers, some of which may also be our customers, service providers or business partners. These areas of our business are subject to rapid market change, the introduction of new business models, the adoption and deployment of AI technologies and the entry of new and well-funded competitors. Increased investments made and lower prices offered by our competitors may require us to divert significant managerial, financial and human resources in order to remain competitive or to give up business opportunities to maintain our profitability, and ultimately may reduce our market share and negatively impact the revenue and profitability of our business. See also “Item 4. Information on the Company — B. Business Overview — Competition.”

Our ability to compete depends on a number of other factors as well, some of which may be beyond our control, including alliances, acquisitions or consolidations within our industries that may result in stronger competitors, technological advances, shifts in customer preferences and changes in the regulatory environment in the markets we operate. Existing and new competitors may leverage their experience, client relationships or resources, including those gained through collaborative relationships with us, in ways that could affect our competitive position, including by making acquisitions, continuing to invest heavily in research and development and in talent, introducing innovative business models or technologies, and launching highly engaging content, products or services to attract a large user base, increase user engagement, monetize traffic and achieve rapid growth, which may make it more challenging for us to acquire, retain and engage consumers, users and customers and materially and adversely affect our business and results of operations.

In addition, if international players gain greater access to the China market, certain of our businesses, such as our e-commerce business, cloud business and digital media and entertainment business, could be subject to greater competition and pricing pressure, which could reduce our margins or otherwise negatively affect our results of operations. For example, starting from April 2024, international cloud service providers are able to apply for Internet Data Center (IDC) in China, which may introduce greater competition in the cloud industry in China. As we acquire new businesses and expand into new industries and sectors, we face competition from major players in these industries and sectors. Moreover, as we continue to expand into markets outside of China, we increasingly face competition from domestic and international players operating in these markets, as well as potential geopolitical tensions, regulatory challenges and protectionist policies that may support domestic players in those markets. See “— We face challenges in expanding our international and cross-border businesses and operations.”

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

Our industries are characterized by rapidly changing technology, evolving industry standards, new products and services, new media and entertainment content, including user-generated content, and changing user demands and trends. Furthermore, our domestic and international competitors are continuously developing innovations, including in AI, personalized search and recommendation, online shopping and marketing, communications, social networking, cloud computing, entertainment, logistics and other services. As a result, we continue to invest significant resources in our infrastructure, research and development and other areas in order to enhance our businesses and operations, as well as to explore new growth strategies and introduce new high-quality products and services. Our investments in innovations and new technologies, such as AI, are significant, but may not increase our competitiveness or generate financial returns in the short term, or at all, and we may not be successful in adopting and implementing AI and other new technologies.

In particular, we have been pursuing our “user first, AI-driven” strategy, significantly expanding our investment in developing infrastructure for AI and cloud computing as well as integrating AI across our businesses. Failure to transform ourselves into an AI-driven enterprise or use AI to increase our operational efficiency may result in us losing our competitive edge. AI and cloud computing markets are highly competitive and rapidly evolving, and it is uncertain that our investments will increase our competitiveness or generate expected returns. Our ability to offer AI-related products and services and to deploy AI technologies across our businesses depend on the availability and pricing of third-party equipment and components, computing power and other infrastructure operating costs. In particular, the restrictions on the supply of chips, computing power and other technologies or services to China and China-based companies, including us, imposed or to be imposed by the United States and other countries affect our ability to upgrade our technological capabilities or maintain our competitive edge. See “— Export control, economic or trade sanctions and a heightened trend towards trade and technology “de-coupling” and “de-risking” could negatively affect our business operations and subject us to regulatory investigations, fines, penalties or other actions and reputational harm, which could materially and adversely affect our competitiveness and business operations, as well as the trading prices of our ADSs, Shares and/or other securities.” Additionally, other companies may develop products and technologies that are similar or superior to our technologies or more cost-effective. Our failure to capture the growth opportunities in the AI era could negatively affect our business and prospects.

The changes and developments taking place in our industry may also require us to re-evaluate our business model and adopt significant changes to our long-term strategies and business plans. In particular, rapid advances in AI technologies may disrupt our existing business models and the industries in which we operate in ways that we cannot fully predict. Our failure to innovate and adapt to these changes and developments in a timely manner could have a material adverse effect on our business, financial condition and results of operations. Even if we timely innovate and adopt changes in our strategies and plans, we may nevertheless fail to realize the anticipated benefits of these changes, generate lower levels of revenue and profit, or even incur losses, as a result.

Sustained investment in our businesses and our focus on long-term performance and maintaining the health of our ecosystem may negatively affect our margins and our net income.

We focus on the long-term interests of the participants in our ecosystem. We have made, and will continue to make, significant investments in our infrastructure, platforms and ecosystem, including but not limited to, investing in organic development and incubating new businesses, enhancing consumer experience and user engagement, supporting merchants and acquiring and retaining users, expanding our offerings, entering into new markets, as well as enhancing our technology, logistics, supply chain and other long-term capabilities. Although we believe these investments are crucial to our success and future growth, they have the effect of increasing our costs and lowering our margins and profit, and this effect may be significant in the short term and potentially over longer periods. We have been investing at scale in cloud computing and AI capabilities as well as consumption, including quick commerce. In particular, our significant investment in AI technologies exposes us to a variety of operational and financial risks, including challenges in identifying appropriate business partners and providers, design and engineering failures and construction delays of cloud computing infrastructure and supply constraints of power, chips and components, which could significantly disrupt our business plans and operations and result in financial loss. There is no assurance that these strategic investments will achieve the business growth and objectives, operating results, financial returns or other benefits that we anticipate. Moreover, such investments have reduced and may continue to significantly reduce our margins, profitability and cash flow and may have other material adverse impacts on our overall financial performance and cause us to incur losses. As we continue with our significant investments into our business, we expect these negative effects on margins, profitability and cash flow will continue. We have not had and may no longer have margins similar to what our China commerce retail business enjoyed in the past and certain of our businesses have incurred and may continue to incur losses. For those businesses that are currently loss making, they may not turn profitable at our expected timing or at our expected scale, or at all.

We may not be able to maintain and improve the network effects of our ecosystem, which could negatively affect our business and prospects.

Our ability to maintain a healthy and vibrant ecosystem that creates strong network effects among consumers, merchants, enterprises and other participants is critical to our success. The extent to which we are able to maintain and strengthen these network effects depends on our ability to:

•
offer secure and open platforms for all participants and balance the interests of these participants;
•
provide a wide range of high-quality product, service and content offerings to consumers;
•
attract and retain a wide range of consumers, merchants, enterprises and third-party service providers;
•
provide effective technologies, infrastructure and services, including payment and logistics services, that meet the evolving needs of consumers, merchants, enterprises and other ecosystem participants;
•
maintaining the reliability and security of our platforms and systems;

•
enhancing the capabilities of our AI models and deploying AI to better serve consumers, merchants and enterprises; and
•
continue adapting to the changing demands of the market.

In addition, changes we make to our current operations to enhance and improve our ecosystem or to comply with regulatory requirements may be viewed positively from one participant group’s perspective, such as consumers, but may have negative effects from another group’s perspective, such as merchants. If we fail to balance the interests of all participants in our ecosystem, they may spend less time, mind share and resources on our platforms, conduct fewer transactions or use alternative platforms or use less of our service offerings, any of which could result in a material decrease in our revenue and net income.

As our businesses operate more independently, including making independent business decisions regarding customers and service providers, the network effect of our ecosystem may be adversely affected.

Our failure to manage the significant management, operational and financial challenges involved in maintaining and growing our business and operations could harm us.

Our businesses have become increasingly complex as the scale, diversity and geographic coverage of our businesses and our workforce continue to expand through both organic growth and acquisitions. The complexity and scale of our operations require us to effectively allocate resources among our various businesses and oversee the operations of our various businesses, including in the areas of capital management and compliance and risk management, placing a significant strain on our management, operational and financial resources. We have and, from time to time, may continue to implement organizational changes to align with our strategy and improve our operations. However, organizational changes may be disruptive to our businesses, incur substantive time, resources and costs and divest our management’s attention, which could have a material adverse effect on our business, financial condition, results of operations and prospects. Moreover, the current and planned staffing, systems, policies, procedures and controls of our businesses may not be adequate to support their future operations. To effectively manage continuing expansion and growth of their operations and workforce, our businesses will need to continue to improve their personnel management, transaction processing, operational and financial systems, policies, procedures and controls, particularly as our businesses operate more independently. These efforts will require significant managerial, financial and human resources. If we are not able to effectively oversee our businesses or if any of our businesses fails to manage its operations, expansion and growth effectively, our business, financial condition, results of operations and prospects may be materially and adversely affected.

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
•
organizational changes and the increasing size, complexity, geographic coverage and cultural diversity of our businesses and workforce;
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

Our revenue and net income are impacted to a significant extent by economic conditions in China and globally, as well as economic conditions specific to our business. The global economy, markets and levels of spending by businesses and consumers are influenced by many factors beyond our control, including geopolitical tension and conflicts, fiscal and monetary policies, inflation and deflation risks, instability in the financial system, armed conflicts, energy crisis and pandemics and other natural disasters. An economic disruption or downturn or a decrease in economic growth, whether actual or perceived, or an otherwise uncertain economic outlook in any market in which we operate could have a material adverse effect on business and consumer spending and, as a result, adversely affect our business, financial condition and results of operations.

In recent years, tensions between and among the United States, China and other countries have resulted in economic uncertainties, trade, territorial and security disputes and conflicts, including armed conflicts. See also “— Changes in national trade or investment policies and barriers to trade or investment, and any ongoing geopolitical conflict, have affected and may have further adverse effect on our business and expansion plans, and could lead to the delisting of our securities from U.S. exchanges and/or other restrictions or prohibitions on investing in our securities.” The Russia-Ukraine conflict and the conflicts in the Middle East have resulted in significant disruptions to energy prices, supply chains, logistics, data centers and business activities in the affected regions where we have operations, which have significantly increased our operating costs, reduced revenue, and negatively affected our international commerce and logistics business. These conflicts have also caused, and continue to intensify, significant geopolitical tensions in Europe, the Middle East and across the globe. The resulting sanctions imposed have significant impacts on the economic conditions of the countries and markets targeted by such sanctions, and may have unforeseen, unpredictable secondary effects on global energy prices, supply chains and other aspects of the global economy, which increases logistics costs and negatively affects our international business operations.

In addition, because we hold a significant amount of cash and cash equivalents, short-term investments and other treasury investments, if financial institutions and issuers of financial instruments that we hold become insolvent or sanctioned or if the market for these financial instruments become illiquid as a result of a severe economic downturn or any other reason, our business and financial condition could be materially and adversely affected. For example, in March 2023, Silicon Valley Bank was closed by the California Department of Financial Protection and Innovation, and in the same month, each of Signature Bank and Silvergate Capital Corp. were swept into receivership, followed by the Federal Deposit Insurance Corporation’s announcement of the closing of First Republic Bank in May 2023. The failure of these banks resulted in an insignificant amount of asset impairment on our balance sheet for fiscal year 2023. If any similar event happens in the future, our business and financial condition might be adversely affected.

Changes in national trade or investment policies and barriers to trade or investment, and any ongoing geopolitical conflict, have affected and may have further adverse effects on our business and expansion plans, and could lead to the delisting of our securities from U.S. exchanges and/or other restrictions or prohibitions on investing in our securities.

Changes in national trade and investment laws and policies, treaties and tariffs, fluctuations in exchange rates and barriers to trade by the United States, China or other countries where Alibaba’s businesses operate have affected and could continue to negatively affect our financial condition and results of operations. Conflicting regulatory requirements could also increase our compliance costs and subject us to regulatory scrutiny. Moreover, rising geopolitical tensions or a trade war, or news, speculations and rumors of any escalation, could affect our business operations and activity levels within our ecosystem and thereby have a material and adverse effect on our business, results of operations, and/or the trading prices of our ADSs, Shares and/or other securities. Changes in national investment laws and policies and barriers to cross-border investment, such as any restrictions imposed by the United States or other countries on capital flows into China or China-based companies, may result in the delisting of our securities from U.S. exchanges, require investors to divest our securities, prevent potential investors from investing in us and limit our ability to raise capital, and the trading prices and liquidity of our ADSs, Shares and/or other securities may suffer as a result.

In recent years, international market conditions and the international regulatory environment have been increasingly affected by competition among countries and geopolitical frictions. In particular, the U.S. government has advocated for and taken steps towards restricting trade in certain goods, particularly from China. During 2025, the U.S. government imposed a wide range of tariffs at varying levels, including in particular tariffs on Chinese imports, and many countries have taken retaliating measures. While certain tariffs have subsequently been suspended following 2026 decisions of the U.S. Supreme Court and trade talks between the U.S. and Chinese governments, trade negotiations between the United States and China and other countries remain fluid. Significant uncertainties around trade negotiations have negatively impacted, and may continue to negatively affect trade, and a wide range of industries that rely on trade, including manufacturing, retail sales and logistics, as well as business and consumer confidence more broadly. Such negative effects have adversely impacted, and future changes in the trade policies of the United States or other countries, particularly increases in tariffs on Chinese imports or additional restrictions on Chinese import, could also materially and adversely affect our business operations and financial results. For example, these restrictive trade measures have negatively affected our international and cross-border businesses, and we may need to accelerate the transition to “local-to-local” fulfillment models or develop other new business practices, which structural shifts may increase our capital expenditure and operating costs, and there is no assurance that these new business practices would yield the operational and financial results that we expect. Furthermore, the U.S. Department of Commerce Bureau of Industry and Security has announced that it is developing the Supply Chain ICTS Class Rule: Cloud Computing Products and Services Notice of Proposed Rulemaking to place controls on cloud computing products and services and data center products and services provided by China-based companies in the U.S. market, which could limit or restrict our Cloud Intelligence Group’s access to the U.S. market.

In addition, the United States has been considering ways to limit U.S. investment portfolio flows into China. For example, in November 2023, the Federal Retirement Thrift Investment Board changed the benchmark for its international fund to an index that excludes Chinese mainland and Hong Kong. China-based companies, including us and our related entities, may become subject to executive orders, various restriction lists or other regulatory actions that may, among others, prohibit U.S. investors from investing in these companies or delist the securities of these companies from U.S. exchanges. If that happens, U.S. and certain other persons may be prohibited from investing in the securities of our company or our related entities, whether or not they are listed on U.S. exchanges, and holders of our debt and equity securities may be required or forced to divest, which could result in significant loss to them.

Since 2020, the U.S. has prohibited investments by any U.S. persons in publicly traded securities of certain Chinese companies that are deemed owned or controlled by the Chinese military and Chinese defense and surveillance technology companies. As a result, the American depositary shares of China Telecom Corporation Limited, China Mobile Limited and China Unicom (Hong Kong) Limited were delisted from the NYSE.

The U.S. Treasury Department’s Outbound Investment Rule established a new national security regulatory framework restricting outbound investment from the United States in Chinese companies operating in semiconductor and microelectronics, quantum information technologies, and AI systems industries, or the covered foreign persons. The Outbound Investment Rule, which took effect on January 2, 2025, imposes obligations on U.S. persons, either prohibiting, or requiring notification to the U.S. government concerning certain transactions, including among others, acquisitions of equity interests or provision of certain debt financing to covered foreign persons (other than investment in publicly traded securities), brownfield or greenfield investment in China, and entry into a joint venture with a covered foreign person. In December 2025, the Comprehensive Outbound Investment National Security Act of 2025, or the COINS Act, became law and codified the Outbound Investment Rule framework, requiring the U.S. Treasury Department to issue additional regulations within 450 days. The COINS Act also expanded the covered technology sectors to include those related to high-performance computing and supercomputing as well as hypersonic systems. These new laws and regulations have created substantial uncertainty around the ability of U.S. investors to invest in us or our subsidiaries, which could increase our cost of capital or prevent us from raising sufficient capital when needed and materially and adversely affect our business, financial condition and prospects. There is substantial uncertainty as to how these regulations will be interpreted, applied or enforced. It is also likely that the U.S. government may adopt additional laws or regulations to further restrict outbound investment from the United States to or relating to China, which could further increase the cost of capital of China-base companies, including us. For example, in February 2025, the U.S. administration issued the America First Investment Policy pursuant to which the U.S. administration could take further actions to restrict the flow of U.S. capital and technology to China.

Geopolitical tensions between China and the United States may continue to intensify and the United States may adopt even more drastic measures in the future. Certain U.S. lawmakers have pressured the government to take on actions against Chinese companies, such as delisting securities of Chinese companies, such as us, from U.S. exchanges. The risks and uncertainties associated with delisting of our securities from the NYSE have had and may continue to have a negative impact on the price of our ADSs and Shares. See also “— Risks Related to Doing Business in the People’s Republic of China — Our ADSs will be delisted and our ADSs and shares prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, as amended, if the PCAOB is unable to inspect or investigate completely auditors located in China.”

On the other hand, China has issued regulations to give itself the ability to unilaterally nullify the effects of certain foreign restrictions that are deemed to be unjustified to Chinese individuals and entities. There exist high uncertainties as to how such regulations will be interpreted and implemented and how they would affect our business, results of operations or the trading prices of our ADSs, Shares and/or other securities. For example, the Rules on Counteracting Unjustified Extra-territorial Application of Foreign Legislation and Other Measures provide that, among others, Chinese individuals or entities are required to report to the MOFCOM within 30 days if they are prohibited or restricted from engaging in normal business activities with third-party countries or their citizens and entities due to non-Chinese laws or measures; and the MOFCOM, following the decision of the relevant Chinese authorities, may issue prohibition orders contravening such non-Chinese laws or measures. Furthermore, the Anti-foreign Sanctions Law prohibits any organization or individual from implementing or providing assistance in implementation of discriminatory restrictive measures taken by any foreign state against the citizens or organizations of China. In addition, all organizations and individuals in China are required to implement the retaliatory measures taken by relevant departments of the State Council of the PRC. On March 23, 2025, the State Council promulgated the Regulations on Implementing the Anti-foreign Sanctions Law, which further clarifies the scope of application of the law, the countermeasures, enforcement authorities and penalties for violating the Anti-foreign Sanctions Law.

Export control, economic or trade sanctions and a heightened trend towards trade and technology “de-coupling” and “de-risking” have affected and may have further adverse effects on our business operations and subject us to regulatory investigations, fines, penalties or other actions and reputational harm, which could materially and adversely affect our competitiveness and business operations, as well as the trading prices of our ADSs, Shares and/or other securities.

The United Nations and a number of countries and jurisdictions, including China, the United States and the EU, have adopted various export control and economic or trade sanction regimes. In particular, the U.S. government and other governments have increasingly threatened and/or imposed export control, economic, trade and other sanctions, trade embargoes, investment prohibitions or restriction and other heightened regulatory requirements on a number of China-based companies through various entity or sanction lists or other manners for a number of reasons. For example, in February 2026, the U.S. Department of Defense added Alibaba Group to the list of Chinese Military Companies, or the CMC List, but later withdrew the list, and there can be no assurance that Alibaba Group will not be included in the list when it is republished. While designation on the CMC List currently mainly prohibits the U.S. Department of Defense from business dealings with entities on the list and does not yet trigger blocking sanctions, such designation will nevertheless have significant adverse effect on our reputation, supply chain, business operations and the trading prices of our ADSs and Shares, and may also lead to an increased risk that U.S. government may impose more severe sanctions or additional restrictions on the entities on the CMC List. The United States or other countries may further impose, or threaten to impose similar or heightened measures against us and other China-based companies for various aspects of our chip, cloud and AI businesses or other reasons, and such risks may be heightened by geopolitical factors beyond our control. These measures could include adding us to the Entity List or various other restrictive and sanctions lists, regulatory inquiries, investigations, penalties and fines, and restrictions on our business operations. Any such measures could impose more severe restrictions than the CMC List, and materially and adversely affect our business, financial conditions, access to U.S. capital, U.S. listing status, and the trading prices of our ADSs, Shares and/or other securities. Moreover, the relationship with business partners have been affected in the belief that we are to be added to such lists, and we may further lose our suppliers and business partners if we or our subsidiaries are added to the above or similar lists, which could significantly affect our business operations and financial conditions.

The U.S. government and other governments have and may further impose license requirements and other restrictions on the export of technologies, products and services to China, which could prohibit or restrict China-based companies, including us, from acquiring advanced computing chips, advanced semiconductors, supercomputer technology, semiconductor manufacturing equipment, and components and technology for the manufacturing in China of certain semiconductor manufacturing equipment and chips, and entering into collaborative research in AI and other areas. In particular, since 2022, the U.S. government has implemented a series of measures restricting the export to China of advanced computing chips, advanced semiconductors, supercomputer technology, semiconductor manufacturing equipment, and components and technology for the manufacturing in China of certain semiconductor manufacturing equipment and chips, including export restrictions on advanced computing chips of Nvidia. In January 2026, the U.S. House of Representatives passed the Remote Access Security Act, which, if enacted into law, would further restrict China-based companies’ access to computing resources of service providers powered by advanced U.S. chips. The U.S. Department of Commerce has indicated that they are actively discussing a new regulatory framework regarding the export of U.S. AI chips, which could place restrictions on the ability of U.S. cloud service providers and their foreign resellers from providing remote access to advanced AI computing power and restricted high-end chips to Chinese customers. Legislative proposals to expand the Department of Commerce’s Entity List could capture more AI-related services and products, which if enacted could effectively prohibit U.S. partners and allies from supplying critical software and services to China-based companies. Moreover, Japan and the Netherlands issued similar regulations restricting the export of advanced chip-manufacturing equipment, which further curbed China’s and China-based companies’ access to chip technologies. On the other hand, in May 2023, the Cyberspace Administration of China stated that certain U.S. memory chip manufacturer posed national security risks and banned the use of its products from key infrastructure projects in China. In September 2025, the Cyberspace Administration of China requested Chinese technology companies to halt purchases of certain chips.

These restrictions or sanctions, and similar or more expansive restrictions or sanctions that may be imposed by the United States or other jurisdictions in the future, whether directed against us, our affiliates, including Ant Group, or our service providers or our business partners, have affected and may have further material adverse effects on our and our technology partners’ abilities to acquire technologies, systems, devices, components or computing capacities that are critical to our technology infrastructure, service offerings and business operations, and thereby negatively affecting our ability to offer products and services (including those based on advanced computing chips and AI technologies) as well as our ability to continue to enhance our technological capabilities. For example, our business partners may be prohibited from or choose not to continue doing business with us, including performing their obligations under agreements involving our supply chain, logistics, software development, cloud services and other products and services. As a result of heightened restrictions, our supply chain has been and may be further disrupted, and our access to critical products and services, such as chips and data center services, have been and may be further negatively affected. We may also suffer financial losses as a result of terminations of business relationship. We and our technology partners are forced to develop equivalent technologies or components, or obtain equivalent technologies or components from sources outside the United States. We and they may not be able to do so in a timely manner and on commercially favorable or acceptable terms, or at all. These restrictions, sanctions, or other prohibitions could negatively affect our and our technology partners’ abilities to recruit and retain research and development talent or conduct technological collaboration with scientists and research institutes in the United States, Europe or other countries, which could significantly harm our competitiveness, as well as increase our compliance costs and risks. These restrictions, sanctions, or other prohibitions could also require us to divest certain of our businesses and assets and restrict our ability to operate in the United States or other jurisdictions.

On the other hand, China has also imposed export control restrictions on certain goods, technologies and services, such as dual-use items and rare earths. Some of our technologies could fall within the scope of technologies subject to such export restriction. In addition, according to the PRC Export Control Law, we, our affiliates and business partners may also be required to obtain licenses, permits and governmental approvals to export certain goods, technologies and services. We, as an e-commerce platform, may also need to report suspicious violations related to such exports and are prohibited from knowingly providing services to export operators engaging in export violations. Non-compliance with these restrictions may result in administrative penalties, including warnings, orders to cease the relevant activity, confiscation of illegal gains and fines. These and additional regulatory restrictions and requirements that may become effective from time to time may increase our compliance burden and affect our ability in expanding to international markets.

In addition, China-based companies, if targeted under U.S. economic sanctions, may lose access to the U.S. markets and the U.S. financial system, including the ability to use U.S. dollars to conduct transactions, settle payments or to maintain correspondent accounts with U.S. financial institutions. U.S. entities and individuals may not be permitted to do business with sanctioned companies and persons, and international banks and other companies may as a matter of law and/or policy decide not to engage in transactions with such companies. Moreover, certain reports have suggested that the U.S. government may use its influence to block Chinese financial institutions from using the SWIFT network that enables financial institutions to send and receive information about financial transactions, which may in turn adversely affect the ability of China-based companies to access international payment, clearance and settlement networks.

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

Furthermore, we have commercial relationships with companies, partners and other parties, including some of our investee companies and joint venture partners, that are or have become subject to sanctions or export control restrictions. For example, in connection with the Russia-Ukraine conflict, certain Russian shareholders of our AliExpress Russia joint venture (in which we are a minority shareholder) have become subject to varying degrees of sanctions. Our relationships with such companies, partners and other parties may result in significant negative publicity, regulatory investigations and reputational harm. There is also no assurance that the scope of sanctions will not expand to more of these companies, partners or other parties, including us.

Allegations of violations of export control or economic and trade sanctions laws, or on uses of the technologies, systems or innovations that we develop, such as biometrics data analysis and artificial intelligence, for purposes which could be perceived as inappropriate or controversial, by us, our clients, business partners, investees or other parties not affiliated with or controlled by us, even on matters not involving us, could damage our reputation, subject us to significant negative publicity, and lead to regulatory investigations, fines and penalties against us. Such fines and penalties may be significant, and if we were publicly named or investigated by any regulator on the basis of suspected or alleged violations of export control or economic and trade sanctions laws and rules, even in situations where the potential amount or fine involved may be relatively small, and even in these instances where we would be cleared of any wrongdoing, we would be subject to significant negative publicity and our reputation could be significantly harmed. Any of these circumstances may cause the trading prices of our ADSs, Shares and/or other securities to decline significantly, and materially reduce the value of your investment in our ADSs, Shares and/or other securities.

We may suffer reputational harm or incur liabilities and the trading prices of our ADSs, Shares and/or other securities may decrease significantly due to business dealings by, or connections of, merchants or consumers on our marketplaces with sanctioned countries or persons.

The U.S. government imposes broad economic and trade restrictions on dealings with certain countries and regions, including the Crimea, certain regions affected by the Russia-Ukraine conflict, Cuba, Iran, and North Korea, or the Sanctioned Countries, and numerous individuals and entities, including those designated as having engaged in activities relating to terrorism, drug trafficking, cybercrime, the rough diamond trade, proliferation of weapons of mass destruction or human rights violations, or the Sanctioned Persons. The U.S. government’s economic sanctions programs evolve or threaten to change frequently, including with respect to the Sanctioned Countries and other countries, such as Russia and Venezuela, and there are risks of further enhanced economic sanctions concerning these countries, among others. It is not, however, possible to predict with a reasonable degree of certainty how the regulatory environment concerning U.S. economic sanctions may develop. The United Nations, the EU, the UK, and other countries also impose economic and trade restrictions, including on certain Sanctioned Countries and Sanctioned Persons. The Russia-Ukraine conflict has resulted in additional sanctions imposed on Russia by the U.S., the EU, the UK, and other countries.

As a Cayman Islands company with the substantial majority of our subsidiaries and operations outside of the U.S., the UK and the EU, we are generally not required to comply with U.S., UK, and EU sanctions to the same extent as U.S., UK or EU entities. However, for companies like us, our U.S., UK, and EU subsidiaries, employees who are U.S. persons or UK or EU nationals, activities in the U.S., the UK, or the EU, activities involving U.S.-origin goods, technology or services, and certain conduct or dealings, among other activities, are subject to applicable sanctions requirements. We do not have employees or operations in any of the Sanctioned Countries, and, although our retail and wholesale marketplaces are open and available worldwide, we do not actively solicit business from the Sanctioned Countries or Sanctioned Persons. For instance, in the case of AliExpress, Taobao and Tmall, an insignificant percentage of orders have been placed by consumers from the Sanctioned Countries, with a negligible amount of aggregate GMV in the fiscal year ended March 31, 2026 through transactions conducted voluntarily among merchants and consumers on these marketplaces. As all transaction fees on AliExpress, Taobao and Tmall are paid by merchants, primarily based in China, we do not earn any fees or commission from consumers in Sanctioned Countries in respect of transactions conducted on these platforms.

We have established a compliance program that aims to ensure our compliance with these economic and trade restrictions, as well as export control regimes. However, these laws and regulations are complex and subject to frequent change, including with respect to jurisdictional reach and the lists of countries, entities, individuals and technologies subject to sanctions and other regulatory controls. For example, the U.S. Uyghur Forced Labor Prevention Act, or the UFLP Act, prohibits from importation into the United States any goods, wares, articles, and merchandise mined, produced, or manufactured wholly or in part in Xinjiang, or by certain entities within Xinjiang. We may incur significant costs related to current, new or changing sanctions, embargoes, export controls programs or other restrictions and disclosure requirements, as well as negative publicity, investigations, fines, fees or settlements, which may be difficult to predict. In addition, if our compliance program is determined to have failed to detect and halt any business dealings that are prohibited under economic or trade sanctions or export control regimes, we could be subject to civil or criminal penalties and negatively affect our reputation, business, results of operations and financial condition, which may materially and adversely affect the trading prices of our ADSs, Shares and/or other securities. We also could face increased compliance costs and risks as we expand our e-commerce, cloud and other businesses globally and into additional businesses.

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

The development, deployment and application of artificial intelligence technologies expose us to significant operational, legal and reputational risks.

We have been investing heavily in AI and integrating AI across our e-commerce, cloud, logistics, digital media and entertainment platforms and our technological infrastructure. While AI technologies may enhance our product and service offerings and operating efficiency, they introduce additional operational, legal and reputational risks.

If the AI solutions or applications that we deliver to our customers exhibit hallucinations, provide inadequate or harmful output or advice, or fail to meet legal requirements, it may result in substantial losses to our customers, contractual breaches, litigation, legal liability and regulatory investigations, leading to significant compensation, termination of business relationships, customer attrition or fines and penalties.

The implementation of AI technologies in our systems may also cause system errors and failures, causing widespread service disruptions, disruptions to our business operations, loss of data and data leakage, resulting in loss of customer trust, severely damaging our brand reputation and competitive advantage, as well as financial losses. Moreover, if our employees overly rely on or fail to adequately verify AI inputs and outputs, it may lead to decision-making errors, leakage of confidential information, or even internal control failures.

AI models and systems require vast volumes of data for training and inference, which increases the risk of data breach and misuse as well as copyright violations. During training and inference, our models may inadvertently access and reproduce sensitive business or personal information. Such incidents could result in violations of data protection laws and regulatory actions and penalties. Even perceived or alleged misuse of personal data or unauthorized distillation of third-party models by our large language models may result in loss of confidence or trust in our systems and have a material adverse effect on our reputation, business and prospects. The training data used for our large language models and AI systems may also include content that is subject to copyright or other intellectual property protections. We have faced, and may face additional claims from content owners alleging unauthorized use of their materials for AI training, which could result in litigation, licensing costs, or requirements to modify or retrain our models.

Third parties, including merchants, developers and cloud customers and content creators, may misuse or maliciously exploit our AI systems to generate deceptive, harmful or illegal content, such as counterfeit listings, synthetic reviews, phishing messages, deepfakes and infringing content. As a provider of AI services, we may be held jointly liable for illegal acts and violations of users of our AI services, resulting in significant fines and suspension of services, which could materially and adversely affect our business operations and financial condition. We may also suffer reputational damages and loss of users as a result. See “— We may be subject to liability for content available in our ecosystem that is alleged to be obscene, defamatory, libelous, fraudulent socially destabilizing or otherwise unlawful.”

Malicious actors may also target our AI infrastructure through cyber-attacks, potentially compromising our system integrity, gaining access to our proprietary technology and information hosted on our systems, and causing service disruptions, which could undermine trust in our AI product offerings and materially and adversely affect our business operations and financial condition. See “— Security breaches and attacks against our systems and network, and any potentially resulting breach or failure to otherwise protect personal, confidential and proprietary information, could damage our reputation and negatively impact our business, as well as materially and adversely affect our financial condition and results of operations.”

Moreover, the regulatory landscape for AI is rapidly evolving and becomes increasingly stringent. In China, the Administrative Provisions on Algorithm Recommendation for Internet Information Services, the Administrative Provisions on Deep Synthesis of Internet Information Services and the Interim Measures on Generative AI Services and related rules require us to implement content labeling, security assessments and user consent mechanisms to protect user data security and personal information. See “— We are subject to complex and evolving laws and regulations regarding privacy and data protection, cybersecurity, and artificial intelligence. Complying with these laws and regulations increases our cost of operations, limits our business opportunities and may require changes to our data collection, use and other practices or negatively affect our user growth and engagement. Failure to comply with these laws and regulations could result in claims, regulatory investigations, litigation or penalties, or otherwise negatively affect our business.” China may issue new AI regulations in the future, further regulating AI activities and imposing additional obligations on AI service providers, such as us. The legal regulatory regime relating to AI is also developing in many other jurisdictions. For example, the EU AI Act, which entered into force on August 1, 2024, imposes rigorous compliance requirements on AI models and systems based on their risk classification under the Act, including implementing safety frameworks and other measures and notification to regulatory authorities. If we fail to comply with the requirements of the EU AI Act, we could be subject to significant consequences, including fines of up to EUR35 million or 7% of global annual turnover. See “Item 4. Information on the Company — B. Business Overview — Regulation — Regulations Outside of the PRC — Regulation of AI in Europe.” The European Union is currently considering targeted amendments to the EU AI Act. We cannot predict how the EU AI Act and other AI laws may develop, or how they will be applied or interpreted by regulators and courts. These rules and similar rules or regulations that may be imposed by other jurisdictions in the future could significantly increase our compliance costs, require us to modify our technologies and business practices, prevent or limit our use of AI in certain circumstances or result in regulatory investigations, fines and penalties.

Any of these above risks could materially and adversely affect our business, financial condition, results of operations, and the trading prices of our ADSs and Shares.

We face challenges in expanding our international and cross-border businesses and operations.

We face risks associated with expanding into an increasing number of markets where we have limited or no experience, we may be less well-known or have fewer local resources and we may need to localize our business practices, culture and operations. We also face protectionist or national security policies that could, among others, hinder our ability to execute our business strategies, subject us to heightened regulatory scrutiny and put us at a competitive disadvantage relative to domestic companies in other jurisdictions. The expansion of our international and cross-border businesses will also expose us to risks and challenges inherent in operating businesses globally, including:

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
•
invest in or acquire businesses or companies;
•
develop, import or export certain technologies, such as the United States’ national AI initiative;

•
utilize technologies that are deemed by local governmental regulators to pose a threat to their national security; or
•
obtain or maintain the necessary licenses and authorizations to operate our businesses;
•
the need for increased resources to manage regulatory compliance across our international businesses;
•
our ability to identify and collaborate effectively with local partners and leverage their local resources and relationship with significant stakeholders, such as trade associations, labor force and government agencies;
•
failure to attract and retain capable talent with international perspectives who can effectively manage and operate local businesses;
•
compliance with local laws and regulations, including those relating to e-commerce marketplaces and platforms, digital services, privacy and data security and product quality and safety, such as the Digital Markets Act, the Digital Services Act, the General Data Protection Regulation and the General Product Safety Regulation of the EU, consumer and labor protection, and environmental regulations, and increased compliance costs across different legal systems;
•
changes in applicable cross-border e-commerce tax laws, such as the EU’s removal of value-added tax exemption for cross-border parcels valued below €22 and proposed elimination €150 duty-free threshold to be effective from July 1, 2026, the United States’ elimination of duty-free de minimis treatment for goods valued at or under US$800 from China and similar laws in Brazil, Mexico and Vietnam and proposed further changes to these laws, which could negatively affect transactions conducted through our international and cross-border platforms, increase our compliance costs and subject us to additional risks;
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
•
availability, reliability and security of international and cross-border logistics infrastructure and payment systems, including our ability to maintain and renew our payment licenses and comply with relevant regulations;
•
exchange rate fluctuations, which may have a material adverse effect on cross-border commerce businesses and businesses in the affected countries or regions; and
•
political instability and general economic or political conditions in particular countries or regions, including territorial or trade disputes, war and terrorism, such as the Russia-Ukraine conflict and the conflicts in the Middle East, that may cause direct physical damage to our assets and properties, including our data centers, and increase our operating costs and result in business interruptions.

We are regularly subject to, and have been fined following, regulatory investigations in overseas jurisdictions. In particular, our overseas and cross-border businesses, such as AliExpress platform and Alibaba.com, face regulatory investigations in data security, personal information protection, product compliance including in relation to prohibited and restricted items such as drugs, medical devices and dangerous goods, consumer protection, fair competition and other areas. As a result of these investigations and other reasons, we have been fined, and expect to be subject to additional and even significant fines or severe sanctions or regulatory actions. In March 2024, the European Commission initiated formal proceedings into AliExpress’ compliance with the Digital Services Act. In June 2025, the European Commission accepted a number of commitments proposed by AliExpress to resolve the European Commission’s concerns and, in parallel, issued preliminary findings of non-compliance relating to the dissemination of illegal content on its platform. If the European Commission were to confirm their finding of non-compliance or if AliExpress were to breach any of the agreed commitments, this may result in the imposition of an appropriate and proportionate fine as determined by the European Commission, which could be significant. The maximum fine which could be imposed by the European Commission is up to 6% of the total worldwide annual turnover of the provider of AliExpress (which the European Commission preliminarily considers to be Alibaba

Group) for an infringement under the Digital Services Act. We may also be compelled to make material changes to AliExpress’ business, which could materially adversely affect its business operations and financial condition. Moreover, the European Commission has the right to further impose periodic penalty payments not exceeding 5% of the average daily worldwide turnover of the provider of AliExpress (which the European Commission preliminarily considers to be Alibaba Group) in the preceding financial year per day in order to compel an entity to comply with a decision, where an entity has failed to ensure effective compliance with the Digital Services Act following such decision. See “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal and Administrative Proceedings — European Commission Investigation of AliExpress’ Compliance with the Digital Services Act” for more information. There exist substantial uncertainties as to how the Digital Services Act will be enforced in practice, the likelihood or magnitude of a fine imposed on us and whether the European Commission will expand its investigation and make additional findings against us. Nevertheless, failure to manage these risks and challenges could negatively affect our ability to expand our international and cross-border businesses and operations as well as materially and adversely affect our business, financial condition and results of operations. Moreover, the more stringent obligations under the Digital Services Act or similar laws will create additional operational requirements with increased compliance costs for us, and we may also need to re-evaluate and change our business models, which may materially and adversely reduce our business scale in these countries and could have a material adverse effect on our business, financial condition and results of operations.

We face risks relating to our acquisitions, investments and alliances.

We have acquired and invested in a large number and a diverse range of businesses, including those in different countries and regions, technologies, services and products in recent years. We have also made investments of varying sizes in joint ventures. From time to time, we may have a number of pending investments and acquisitions that are subject to closing conditions and risks of failure to close. See “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Recent Investments, Acquisitions, Dispositions and Strategic Alliance Activities.” As we continue to invest in our ecosystem, we expect to continue to evaluate and consider a wide array of potential strategic transactions as part of our overall business strategy, including business combinations, acquisitions and dispositions of businesses, technologies, services, products, real properties and other assets, as well as strategic investments, joint ventures and alliances. At any given time we may be engaged in discussing or negotiating a range of these types of transactions. These transactions involve significant challenges and risks, including:

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
•
for investments over which we may not obtain management and operational control, we may lack influence over the controlling partners or shareholders, and for investments over which we may obtain control but do not fully own, we may not have aligned interests with those of our partners or other shareholders;
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
•
negative impact on our cash and credit profile from loans to or guarantees for the benefit of investees;
•
losses arising from actual or planned disposal of investments or de-consolidation of businesses; and
•
actual or potential impairment charges or write-offs of investments in equity method investees, intangible assets (including intellectual property we acquire) or real properties, and goodwill recorded in connection with acquired businesses, particularly investments in publicly traded companies, in the event that a decline in fair value below the carrying value of our equity method investments is other-than-temporary, or the carrying amount of a reporting unit to which goodwill is allocated exceeds its fair value. See “Item 5. Operating and Financial Review and Prospects — E. Critical Accounting Estimates — Critical Accounting Policies and Estimates — Impairment Assessment on Investments in Equity Method Investees” and “—Impairment Assessment on Goodwill and Intangible Assets.”

These and other risks could lead to losses, negative publicity, increased regulatory scrutiny, litigation, government inquiries, investigations, actions or penalties against us and the companies we invest in or acquire on the ground of non-compliance with policy and regulatory requirements, or even against our other businesses, and may force us to incur significant additional expenses and allocate significant management and human resources to rectify or improve these companies’ corporate governance standards, disclosure controls and procedures or internal controls and systems. Due to business or financial underperformance, regulatory scrutiny or compliance reasons, we may need to divest interests in, or terminate business cooperation with, businesses and entities in which we have invested capital and other resources. See also “— PRC regulations regarding acquisitions impose significant regulatory approval and review requirements, which could make it more difficult for us to pursue growth through acquisitions and subject us to fines or other administrative penalties.” As a result, we may experience significant difficulties and uncertainties carrying out investments and acquisitions, and our growth strategy, reputation and/or the trading prices of our ADSs, Shares and/or other securities may be materially and adversely affected.

In addition, our strategic investments and acquisitions may adversely affect our financial results, at least in the short term. For example, acquisitions of and continued investments in lower margin or loss-making businesses have negatively affected our margins and net income. Acquired businesses that are loss-making may continue to sustain losses and may not become profitable in the near future or at all. The performance of our current and future equity method investees may also adversely affect our net income. There can be no assurance that we will be able to grow our acquired or invested businesses, or realize returns, benefits of synergies and growth opportunities we expect in connection with these investments and acquisitions.

We are subject to a broad range of laws and regulations, and future laws and regulations may impose additional requirements and other obligations that could materially and adversely affect our business, financial condition and results of operations, as well as the trading prices of our ADSs, Shares and/or other securities.

The industries in which we operate, including online and mobile commerce, quick commerce, logistics, cloud computing, digital media and entertainment and other online content offerings, as well as certain of our important business processes, including those that may be deemed as relating to payment and settlement of funds, are subject to government regulations in the PRC and other countries. These requirements may evolve quickly, and may include requirements or restrictions relating to, among others, the provision of certain regulated products or services through platforms, new and additional licenses, permits and approvals, renewals and amendments of licenses, or governance or ownership structures. Failure to obtain and maintain such required licenses or approvals may require us to adjust our business practices, increase our costs or subject us to fines, which materially and adversely affect our business and the trading prices of our ADSs, Shares and/or other securities.

We are subject to regulations in a wide range of areas, including, among others, data privacy and personal data protection, anti-monopoly and anti-unfair competition, product compliance, platform governance, taxation and content. For example, many of our businesses, such as livestreaming and marketing and software services provided by Alimama, may face rapidly evolving regulatory landscape and increasing compliance risks in a wide range of areas, including platform liability, content, data security, consumer protection and taxation. As operators of direct sales businesses, we are subject to additional regulatory requirements, including those relating to consumer protection, customs, and permits and licenses, and allegations of unfair business practices, such as alleged favorable treatment of our own services and products, including those offered by our direct sales business and cloud business, over third-party services and products on our platforms. Failure to comply with applicable regulations may subject us to regulatory scrutiny, investigations, penalties and other liabilities that may materially and adversely affect our business and financial conditions, damage our reputation and adversely affect the trading prices of our ADSs, Shares and/or other securities.

In particular, regulators in the PRC and other countries are increasingly focused on regulating digital platforms and expanding platform accountability and liability, particularly in combatting involutionary competition. For example, the PRC E-commerce Law, or the E-commerce Law, the Measures for the Supervision and Administration of Online Trading, or the Online Trading Measures, the Interim Provisions for Regulating Promotional Activities and the Interim Measures on Online Anti-unfair Competition, as well as recent regulations such as the Measures for the Supervision and Administration of Online Trading Platform Rules, the Compliance Guidelines for Charging Behaviors of Online Trading Platforms, and the General Principles for Compliance Management Evaluation of Online Trading Platforms, impose a series of obligations and limitations on e-commerce platform operators and network platform operators concerning, in particular, market participants’ profile and registration status, advertising and marketing activities, user rights protection, search and recommendation services and detection and handling of illegal and criminal activities. See “Item 4. Information on the Company — B. Business Overview — Regulation — Regulation of Online and Mobile Commerce” and — Regulation of Monopoly and Unfair Competition.” We expect that regulatory measures and enforcement efforts will continue to intensify and be carried out on a regular basis, which could result in significant additional compliance costs, subject us to higher liabilities, or require us to change our business practices. Certain of our platform businesses face regulatory inquiries and investigations on involutionary competition, including pricing practices, and we may be subject to rectification orders, confiscation of illegal income and fines and suffer reputational damages as a result of these investigations. In addition, according to the Regulations on Network Data Security Management, which became effective on January 1, 2025, network platform service providers shall clearly define the network data security protection obligations of third parties who provide products or services on the platform, urge these third parties to enhance their network data security management, and will need to bear certain legal liabilities where data processing activities by such third parties violate applicable laws or the platform protocols and harm users. PRC regulators are also promoting the development of laws and regulations on AI and may further strengthen AI governance, especially in areas of risks and liabilities of AI-generated content. For example, the Measures for Labelling Artificial Intelligence-generated or -created Content and the related standards, which took effect on September 1, 2025, impose AI-generated content labelling obligations on internet information service providers to enhance AI transparency, and certain of our businesses may need to comply with these new requirements. Internet platforms, including us, are likely to be subject to complex and evolving regulatory landscape on the adoption and use of AI technologies. Moreover, market regulators, tax and other regulatory agencies have been strengthening enforcement of the E-commerce Law, the Online Trading Measures and tax laws to further regulate platform businesses, including platform protocols design, traffic allocation and competitive pricing mechanisms, platform fees and subsidies, merchant registration, and data reporting. PRC regulators may in the future issue additional policies and regulations to further specify the obligations and responsibilities of platform operators, which requirements could result in significant additional compliance costs and require us to adjust our existing compliance measures. Meanwhile, the SAMR has been stepping up its enforcement efforts on platform businesses, such as by assessing fines based on the number of instances of violations, which will subject platform businesses, such as us, to significantly increasing regulatory fines, negative financial impacts and reputational damages.

Large-scale Internet platforms, including us, are subject to more responsibilities and obligations than smaller platforms. For example, the PRC Personal Information Protection Law stipulates that personal information processors that provide important Internet platform services and have a large user base and complex business models shall establish independent agencies to oversee their personal information protection measures. Similarly, under the Regulations on Network Data Security Management, large network platform operators are further required to release an annual social responsibility report on personal information protection and shall not carry out unfair or deceptive practices such as collecting and processing user data through misleading, fraudulent, or coercive means, unjustified restrictions on user data access, and unreasonable differential treatment of users. These requirements could result in significant additional compliance costs and require us to adjust our existing compliance measures. In addition, the draft Guidelines for Implementing Responsibilities of Internet Platforms, or the Responsibilities Guidelines, set forth additional responsibilities for operators of super platforms, as defined in the draft Guidelines for Classification and Grading of Internet Platforms, or the Draft Classification Guidelines. These additional responsibilities include promoting interoperability between the services they provide and those provided by other platforms. The above guidelines have not been formally adopted, and substantial uncertainties still exist with respect to the enactment timetable, final content, interpretation and implementation of these guidelines and how they will affect our business operation. If adopted, certain of our platforms may be deemed as an operator of super platforms under the Classification Guidelines and will need to comply with additional requirements under the Responsibilities Guidelines. Furthermore, in November 2025, the Cyberspace Administration of China and Ministry of Public Safety jointly issued the draft Provisions on Personal Information Protection of Large Online Platforms for public comments. These draft provisions propose to identify the platforms with over 50 million registered users or 10 million monthly active users, taking into account other relevant factors, as “large network platforms,” and require such large network platform service providers to, among others, each appoint a personal information protection officer and establish a data protection unit. The draft provisions also set out detailed requirements on data storage, personal information portability rights and personal information compliance audits and risk assessments for large network platforms. If the draft provisions are adopted, we may be deemed as a “large network platform service provider” and become subject to these additional requirements. The above requirements for large-scale Internet platforms like us could result in significant additional compliance costs, subject us to higher liabilities or require us to change our business practices. Failure to comply with these requirements may subject us to suspension of business, rectification orders and fines, while our strict platform governance measures in response to these requirements may lead to loss of merchants to other platforms, or to complaints or claims made against us by merchants on our platforms.

Moreover, taxing authorities in many jurisdictions in which we operate may adopt and enforce more stringent tax rules. For example, The Organisation for Economic Co-operation and Development, or the OECD, has introduced a global minimum tax of 15% applied on a country-by-country basis for large multinational corporations, which has become effective in many jurisdictions in which we operate since fiscal year 2025. As these tax laws are new, complex and evolving, it is uncertain how these new rules and any other changes in tax regulations will affect our tax positions and results of operations.

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

Our business and technologies collect, process, utilize and store a large amount of data, including personal data, and actual or alleged improper use or disclosure of data could result in regulatory investigations and penalties, harm our reputation and have a material adverse effect on our business and our prospects.

We collect, process, utilize and store a large quantity of personal data, including consumers’ personal data, in our business operations, and face a number of challenges relating to data from transactions and other activities on our platforms, including:

•
protecting the data in and hosted on our system, including against attacks on our system or unauthorized use by outside parties or fraudulent behavior or improper use by our employees;
•
addressing concerns, challenges, negative publicity and litigation related to data privacy, collection, use and actual or perceived sharing for promotional and other purposes (including cooperation and sharing among our own businesses, cooperation with business partners or mandatory disclosure to regulators), and
•
addressing concerns among the public about the alleged differential treatment adopted by Internet platforms based on user profiles, safety, security and other factors that may arise from our existing businesses or new businesses and technologies, such as new forms of data (for example, biometric data, location information and other information).

Any actual, perceived or alleged improper collection, use or disclosure of our user data by any party could result in a loss of users, businesses and other participants from our ecosystem, loss of confidence or trust in our platforms and has a material adverse effect on our business and prospects.

We are subject to complex and evolving laws and regulations regarding privacy and data protection, and cybersecurity. Complying with these laws and regulations increases our cost of operations, limits our business opportunities and may require changes to our data collection, use and other practices or negatively affect our user growth and engagement. Failure to comply with these laws and regulations could result in claims, regulatory investigations, litigation or penalties, or otherwise negatively affect our business.

We are subject to numerous laws and regulations in many markets relating to the collection (from users and other third-party systems or sources), use, storage, access, transfer, disclosure and security of data. These laws and regulations are complex and evolving, and the interpretation and application of these laws and regulations are often uncertain, in flux and complicated.

Personal Information and Privacy Protection

Regulatory authorities in China and around the world have recently implemented and enhanced, and may in the future continue to implement and enhance, further legislative and regulatory proposals concerning data privacy and personal data protection. For instance, PRC regulatory authorities have promulgated a number of laws and regulations, including the Personal Information Protection Law, the Regulations on Network Data Security Management and the Provisions on the Scope of Necessary Personal Information Required for Common Types of Mobile Internet Applications, that stipulate requirements and limitations on the collection, processing and handling of personal information. See “Item 4. Information on the Company — B. Business Overview — Regulation — Regulation of Data and Privacy Protection” and “— Regulation of Mobile Apps.” In the course of our business operations, we collect information of our customers and users, including personal information. Therefore, we are required to comply with applicable laws and regulations relating to personal data and privacy protection. To ensure our compliance with these laws and regulations, we have established relevant protocols and mechanisms, such as obtaining consent from users before collecting their personal information, notifying them of the information collected and the purpose of collecting the information, explaining to them what, how and why the information may be shared with third parties. These personal data privacy protection procedures have increased our compliance and operating costs. The data privacy laws and regulations also impose penalties and liability on information processors for non-compliant information collection and processing activities, including correction, suspension or termination of their services, confiscation of illegal income, as well as significant fines of up to 5% of the previous year’s revenue and other penalties. PRC regulatory authorities have also put forward regular inspections and reporting on the compliance of mobile apps, mini-programs, software development kits and other applications with applicable personal data and privacy protection laws and regulations. Moreover, because of the scale of our Internet platforms, we may be subject to more frequent regulatory inspections. We believe that our business operations are compliant with the currently effective PRC laws relating to personal data and privacy protection in all material respects. Nevertheless, as the interpretation and implementation of these laws and regulations are evolving and that PRC regulatory authorities have been enhancing compliance requirements or may require us to adopt recommended compliance practices, we may be required to continuously adjust and upgrade our services and mobile applications. PRC regulatory agencies have previously named certain of our mobile apps for rectification in compliance with privacy and data security regulations. We have rectified these mobile apps’ data collection and use practices to bring them into compliance. Nevertheless, there can be no assurance that our mobiles apps will not be named or that we will not be subject to regulatory investigations in the future.

Furthermore, the use of algorithms and generative AI in recommendation services and the increasing adoption of AI technologies in general has raised additional data protection concerns, and PRC regulatory authorities have enhanced their regulation in these areas. We use algorithmic recommendation, deep synthesis technology and generative AI services in a wide range of our businesses, and are subject to these laws and regulations, including, among others, the Administrative Provisions on Algorithm Recommendation for Internet Information Services, the Administrative Provisions on Deep Synthesis of Internet Information Services and the Interim Measures on Generative AI Services. These laws and regulations require us to clearly inform users of our provision of algorithm recommendation services, make public the basic principles, intentions and main operating mechanisms of our algorithm recommendation services, ensure that users may conveniently terminate the algorithm recommendation services, protect consumers’ rights of fair trade, moderate content, label content generated using deep synthesis technology, implement measures to protect data security and personal information, conduct security assessments and fulfil certain filing obligations. We are also prohibited under these laws and regulations from carrying out illegal conduct such as unreasonable differentiated treatment based on consumers’ preferences, purchase behavior, or such other characteristics. See “Item 4. Information on the Company — B. Business Overview — Regulation — Regulation of Internet Security.” Non-compliance with these laws and regulations may subject us to penalties and liability, including administrative liabilities, such as warnings, public denouncement, fines, rectification orders, or suspension of provision of content, services and overall business or even criminal liabilities. Complying with these laws and regulations has increased our compliance costs, changed our data use and business practices, and could negatively affect user activities on our platforms. We believe that our business operations are compliant with currently effective PRC laws relating to algorithm recommendation services in all material respects.

As we further expand our operations into international markets, we have become and will be subject to additional laws in other jurisdictions where we operate and where our consumers, users, merchants, customers and other participants are located. Such laws, rules and regulations of other jurisdictions may be more comprehensive, detailed and nuanced in their scope, and may impose requirements and penalties that conflict with, or are more stringent than, those in China. For example, the GDPR adopted by the European Union which imposes stringent operational requirements for controllers and processors of personal data affects a number of our businesses, such as AliExpress, Alibaba.com, Alibaba Cloud and Cainiao, and certain of our businesses has received requests for investigation under the GDPR. The European Union has further adopted the Digital Markets Act, the Digital Services Act and the Data Act since 2020, which impose various requirements on data use, data sharing and data protection, among other matters. AliExpress has been designated as a “very large online platform” under the Digital Services Act, and thus is required to fulfil more stringent obligations, including in respect of algorithm transparency, content moderation, mandatory reporting and measures to tackle illegal content, regular risk assessment, annual independent audit, data sharing with relevant regulators and annual supervisory fee. These requirements create additional operational burdens and compliance costs for us, and we may be subject to significant regulatory penalties for failure to comply with these requirements. Complying with evolving and complicated laws and regulations for an increasing number of jurisdictions could require significant resources and costs. Our continued expansion into the cloud business, both in China and elsewhere, will also increase the amount of data hosted on our system, as well as increase the number of jurisdictions in which we have data centers. In particular, in certain jurisdictions with stringent data sovereignty requirements or complex geopolitical environments, we may be subject to more mandatory requirements for local data storage, restrictions on cross-border data transfers, and litigation or regulatory actions. This, as well as the increasing number of new legal requirements in various jurisdictions present increased challenges and risks in relation to policies and procedures relating to data collection, local storage, access, cross-border transfer, disclosure, protection and privacy, and will impose significant penalties for non-compliance, including fines of up to 4% and 6% of global annual turnover under the GDPR and the Digital Services Act, respectively. Any failure, or perceived failure, by us to comply with the above and other applicable regulatory requirements or data and privacy protection-related laws, rules and regulations could result in suspension of the relevant business or blockage of access to mobile app services, or restrictions on our assets and even withdrawal of our businesses in certain jurisdictions, reputational damages or proceedings or actions against us by governmental entities, consumers or others or even criminal liabilities. These proceedings or actions could subject us to significant penalties and negative publicity, require us to change our data and other business practices, increase our costs and severely disrupt our business, hinder our global expansion or negatively affect the trading prices of our ADSs, Shares and/or other securities, our business and prospects.

Data Security and Cybersecurity

The Regulations on Network Data Security Management, which came into effect in January 2025, requires companies to identify and report the type of important data involved in their business. This new regulation, along with the Data Security Law, impose additional obligations on important data processors, including designating and specifying persons and management bodies responsible for data security, implementing regular data security risk assessment and other data protection measures, and submitting annual risk assessment reports to relevant authorities. We believe that our business operations are compliant with PRC laws and regulations relating to data security in all material respects. Failure to comply with these requirements could subject us to penalties, including fines, suspension of business, revocation of required licenses and civil or even criminal liabilities.

The PRC Cybersecurity Law, which was most recently amended in October 2025 with effect as of January 2026, generally governs the construction, operation, maintenance and use of networks in China, and subjects network operators, including us, to various security protection-related obligations. In addition, the PRC Cybersecurity Law provides that personal information and important data collected and generated by operators of critical information infrastructure in the course of their operations in the PRC should be stored in the PRC, and imposes heightened regulation and additional security obligations on operators of critical information infrastructure. The recently amended PRC Cybersecurity Law strengthens enforcement measures and significantly increase penalties for violations of the law. See “Item 4. Information on the Company — B. Business Overview — Regulation — Regulation of Internet Security.” We believe that we are compliant with PRC Cybersecurity Law, including requirements relating to security protection, user identity verification, cybersecurity emergency response planning and technical assistance, in all material respects. Failure to comply could subject us to fines, suspension of businesses, shutdown of websites and revocation of business licenses.

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

PRC laws and regulations relating to cybersecurity review are relatively new, and the applicable scope of these laws and regulations remain subject to uncertainties and further clarifications from PRC regulators. In 2021, the PRC government launched cybersecurity reviews on a number of mobile apps operated by several US-listed Chinese companies and prohibited relevant apps from registering new users during the review period. As of the date hereof, we have not received any notice from the Cyberspace Administration of China of a cybersecurity review on us under the Revised Cybersecurity Review Measures. Based on advice from Fangda Partners, our PRC counsel, we do not believe that we are required to undergo cybersecurity review by the Cyberspace Administration of China for our previous securities offerings. However, given the scale of our business and the number of users on our platforms, we believe that we may be subject to a cybersecurity review in the future. If we are subject to a cybersecurity review, we may incur significant costs and face challenges, both in the review process and in making enhancements to our cybersecurity measures that may be required. If we are unable to manage these risks, we may be subject to penalties, including fines, suspension of business, prohibition against new user registration (even for a short period of time) and revocation of required licenses, and our reputation and results of operations could be materially and adversely affected.

Cross-border Data Transmission

Regulatory authorities in China and around the world have enhanced supervision and regulation of cross-border data transmission. As our business operations expand across jurisdictions and we collect, process and utilize personal data of our users worldwide, we are subject to and are likely to be required to expend significant capital to ensure ongoing compliance with these laws and regulations on cross-border data transfers. The Data Security Law prohibits entities and individuals in China from providing any foreign judicial or law enforcement authority with any data stored in China without approval from a competent PRC authority, and sets forth the legal liabilities of entities and individuals found to be in violation of their data protection obligations, including rectification order, warning, fines, suspension of relevant business, and revocation of business permits or licenses. According to the Measures for the Security Assessment of Cross-border Data Transmission promulgated by the Cybersecurity Administration of China, personal data processors are subject to security assessment conducted by the Cyberspace Administration of China prior to any cross-border transfer of important data and personal information. See “Item 4. Information on the Company — B. Business Overview — Regulation — Regulation of Data and Privacy Protection.” Furthermore, the Cyberspace Administration of China promulgated the Provisions on the Prescribed Agreement on Cross-border Data Transfer, or the Provisions on Prescribed Agreement, which came into effect on June 1, 2023, as well as the Provisions on Promoting and Standardizing Cross-border Data Flows, which came into effect on March 22, 2024 and provide certain clarification for cross-border transfer of personal information. We have implemented control procedures to comply with the new requirements. Complying with PRC laws and regulations relating to cross-border data transmission increases our compliance costs and could affect our ability to transfer data across borders. We believe that our business operations are compliant with PRC laws and regulations relating to cross-border data transmission in all material respects.

In addition, laws, rules and regulations in other jurisdictions where we operate may restrict the transfer of data across jurisdictions. For example, the GDPR requires companies to take appropriate safeguard measures and satisfy specific conditions when transferring personal data outside Europe, and also provides a private right of action for data subjects whose privacy rights have been violated. Recently, European countries have taken enforcement actions under the GDPR against companies operating in the EU for insufficient safeguards on EU-to-China data transfers, underscoring its heightened focus on cross-border data transfer risks. With our operations in the EU, we face increased scrutiny over remote access by China-based personnel to EU user data and may need to implement enhanced data localization, conduct cross-border data transfer compliance assessments, and take other measures. These measures could increase our business operations and compliance costs, and may not be deemed sufficient by the EU regulators. Moreover, on December 27, 2024, the U.S. Department of Justice, or the DOJ, issued the Final Rule implementing the Executive Order on Preventing Access to Americans’ Bulk Sensitive Personal Data and United States Government-Related Data by Countries of Concern, which became effective on April 8, 2025 and prohibits and restricts certain transactions that may result in access to bulk U.S. sensitive personal data and government-related data by countries of concern, including China, and requires service providers to enhance their technology infrastructure to meet specified security requirements. These laws and other similar rules and regulations that have been or may be implemented relating to cross-border data transfers impose additional and substantial financial, operational, administrative and compliance burdens on us, and failure to comply with these requirements will result in suspension of the relevant business, significant amounts of fines and other administrative penalties, regulatory investigations and actions against us, significant damage to our reputation or even criminal liabilities.

As permitted by applicable laws and regulations, our privacy policies and user agreements, we grant expressly limited access to specified data on our data platform to certain participants in our ecosystem that provide services to consumers, merchants, brands, retailers, enterprises and other ecosystem participants. In addition, from time to time, we enter into data sharing arrangements on a case-by-case basis as permitted by applicable laws and regulations. Participants in our ecosystem face the same challenges inherent in handling and protecting large volumes of data. Any actual or perceived improper use of data by us or them, and any systems failure or security breach or lapse on our or their part that results in the release of user data could harm our reputation and brand and, consequently, our business, in addition to exposing us to potential legal liability or regulatory actions. This could also attract negative publicity from media outlets, privacy advocates, our competitors or others and could adversely affect the trading prices of our ADSs, Shares and/or other securities.

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

On the other hand, regulators in China and other jurisdictions in which we operate may implement measures to ensure that encryption of user data does not hinder law enforcement agencies’ access to that data. For example, according to the PRC Cybersecurity Law and relevant regulations, network operators, including us, are obligated to provide assistance and support in accordance with the law for public security and national security authorities to protect national security or assist with criminal investigations. Non-compliance or compliance with these laws and requirements in manners that are perceived as harming privacy could lead to significant damages to our reputation and proceedings and actions against us by regulators and private parties. Conflicting regulatory requirements in China and overseas jurisdictions could increase our compliance costs and subject us to enhanced regulatory scrutiny and actions.

Security breaches and attacks against our systems and network, and any potentially resulting breach or failure to otherwise protect personal, confidential and proprietary information, could damage our reputation and negatively impact our business, as well as materially and adversely affect our financial condition and results of operations.

Our cybersecurity measures may not detect, prevent or control all attempts to compromise our systems or risks to our systems, including distributed denial-of-service attacks, viruses, Trojan horses, malicious software, break-ins, phishing attacks, third-party manipulation, security breaches, employee or former employee misconduct or negligence or other attacks, risks, data leakage and similar disruptions. Breaches or failures of our cybersecurity measures could result in, among other things, unauthorized access to our systems, misappropriation of information or data, deletion or modification of user information, or denial-of-service or other interruptions to our business operations, which could significantly disrupt our ability to provide services and jeopardize the security of data stored in and transmitted by our systems or that we otherwise maintain. For example, if the security of domain names is compromised, we will be unable to use the domain names in our business operations. Moreover, if we fail to implement adequate encryption of data transmitted through the networks of the telecommunications and Internet operators we rely upon, there is a risk that telecommunications and Internet operators or their business partners may misappropriate our data.

We may not have the resources or technical sophistication to anticipate or prevent rapidly evolving cyber-attacks. In particular, AI has significantly amplified cyber threats as it has drastically increased the speed, scale and sophistication of cyber-attacks. As techniques used to obtain unauthorized access to or sabotage systems change frequently and may not be known until launched against us, there can be no assurance that we will be able to anticipate, or implement adequate measures to protect against, these attacks. We could also be subject to an attack, breach or leakage, which we do not discover at the time or the consequences of which are not apparent until a later point in time. We only carry limited cybersecurity insurance, and actual or anticipated attacks and risks may cause us to incur significant losses and significantly higher costs, including costs to deploy additional personnel and network protection technologies, train employees, and engage third-party experts and consultants.

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

Since 2020, the PRC government has enhanced anti-monopoly and anti-unfair competition laws, regulations and guidance and stepped up enforcement against concentration of undertakings, cartel activities, monopoly agreements, unfair pricing, abusive behaviors by companies with market dominance and other anti-competitive activities. The Online Trading Measures, the amended Anti-monopoly Law, the Provisions on the Prohibition of Monopoly Agreements, the Provisions on the Prohibitions of Acts of Abuse of Dominant Market Positions and the Provisions on the Review of Concentration of Undertakings, all of which took effect in recent years, have, among others, imposed liabilities on cartel facilitators who aid others in the summation of anti-competitive agreements, clarified that data, algorithms, technologies, platform rules and other measures may not be used for consummation of monopoly agreements, and prohibited platform operators from abuse of dominant market positions. In February 2026, the SAMR published the Guidelines on Antitrust Compliance for Internet Platforms, setting forth comprehensive compliance management requirements for Internet platform operators. The SAMR also published the Interim Measures on Online Anti-unfair Competition, which came into effect on September 1, 2024, setting forth a list of unfair competition practices implemented through the Internet and other information networks and imposing more stringent competition compliance obligations on platform operators with competitive advantages. In June 2025, the Standing Committee of the National People’s Congress amended the PRC Anti-unfair Competition Law which took effect in October 2025. The amended PRC Anti-unfair Competition Law imposes more obligations on platform operators, requiring platform operators to incorporate fair competition provisions in their platform service agreements and transaction rules and take necessary measures to promptly prohibit operators’ unfair competition practices on their platforms, refraining platform operators from using data, algorithms or technology to disrupt or impede the normal business operations of other operators and prohibiting platform operators from forcing operators on their platforms to sell goods at prices below cost. PRC regulators are also proposing regulations on commissions and other fees charged by platform operators. These laws and regulations have also increased legal liabilities, including greater penalties and criminal liabilities for violations of anti-monopoly and anti-unfair competition laws and regulations and setting up certain regulatory inspection mechanisms. The consequences of violating anti-monopoly and anti-unfair competition laws and regulations could be significant, including, for example, fines of up to 50% of the previous year’s revenue, suspension of business and revocation of business licenses. See “Item 4. Information on the Company — B. Business Overview — Regulation — Regulation of Monopoly and Unfair Competition,” “— Regulation of Online and Mobile Commerce” and “— Regulation of Pricing.” Due to the expansive scope of business activities the anti-monopoly and anti-unfair competition laws and regulations target to regulate, many of our businesses and practices, including our business models, pricing practices, promotional activities and cooperation with business partners, may be subject to regulatory scrutiny and significant penalties. On April 10, 2021, the SAMR issued an administrative penalty decision following its investigation finding that we violated provisions of the PRC Anti-monopoly Law prohibiting a business operator with a dominant market position from restricting business counterparties through exclusive arrangements without justifiable cause, and imposed a fine of RMB18.2 billion. The SAMR also issued an administrative guidance, instructing us to implement a comprehensive rectification program, and to file a self-assessment and compliance report to the SAMR for three consecutive years. We may be subject to similar regulatory investigations, fines and other penalties, which could materially and adversely affect our business and reputation.

To comply with existing competition laws and regulations and new laws and regulations that may be enacted in the future, as well as administrative guidance and requirements by regulators from time to time, we may need to devote significant resources and efforts, including changing our business and pricing practices, restructuring our businesses and adjusting our investment activities, which may materially and adversely affect our business, growth prospects, reputation and the trading prices of our ADSs, Shares and/or other securities. Certain long-standing practices, such as upstream and downstream investments and mergers as well as horizontal investments and mergers, our cross-platform user ID system, data and algorithm applications, our traffic allocation and competitive pricing mechanisms, platform protocols and the manners in which we offer payment, logistics and other services to consumers may be subject to challenges by regulators, consumers, merchants and other parties. PRC regulators have, and from time to time may request major Internet platform businesses in China, including us, to rectify certain existing practices concerning, among others, merchant rights, product quality, platform transparency and subsidies and marketing practices, which may increase our compliance costs and materially and adversely affect our business performance. Since early 2026, the SAMR has started scrutinizing platform businesses in the quick commerce sector, including us, for involutionary competition, targeting aggressive subsidies, price wars and other unfair practices. We may be subject to significant fines and penalties and rectification orders following such investigations, which could materially and adversely affect our business operations, financial performance and reputation. In addition, the SAMR has imposed and in the future may further impose administrative penalties on various companies including us for failing to duly make filings as to their transactions subject to merger control review by the SAMR. See “— PRC regulations regarding acquisitions impose significant regulatory approval and review requirements, which could make it more difficult for us to pursue growth through acquisitions and subject us to fines or other administrative penalties.”

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

Allegations, claims, investigations, regulatory interviews, unannounced inspections, or other actions or proceedings under or any other failure or perceived failure by us to comply with the anti-monopoly and anti-unfair competition laws and regulations, regardless of their merits, have caused, and may continue to cause, us to be subject to regulatory actions, such as profit disgorgement and heavy fines, significant amounts of damage payments or settlements, and constraints on our investments and acquisitions. We may be required to make further changes to some of our business practices and divest certain businesses, which could decrease the popularity of our businesses, products and services and cause our revenue and net income to decrease materially. Any of the above circumstances could materially and adversely affect our business, operations, reputation, brand, the trading prices of our ADSs, Shares and/or other securities.

PRC regulations regarding acquisitions impose significant regulatory approval and review requirements, which could make it more difficult for us to pursue growth through acquisitions and subject us to fines or other administrative penalties.

Under the PRC Anti-monopoly Law, companies undertaking certain investments and acquisitions relating to businesses in China must notify and obtain approval from the SAMR, before completing any transaction where the parties’ revenues in China exceed certain thresholds and the buyer would obtain control of, or decisive influence over, the other party or any transaction that would otherwise trigger merger control filing obligations. In addition, we need to notify other PRC regulatory authorities if the investment or acquisition is in certain industries. The SAMR, the Cyberspace Administration of China and other regulatory agencies in China have enhanced merger control review in key areas, including national interest and people’s livelihood, finance, technology and media. Under the Provisions on the Merger and Acquisition of Domestic Enterprises by Foreign Investors, or the M&A Rules, the approval of the MOFCOM must be obtained in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire domestic companies affiliated with PRC enterprises or residents. Applicable PRC laws, rules and regulations also require certain merger and acquisition transactions to be subject to security review.

Under the currently effective PRC Anti-monopoly Law, due to the level of our revenues, our proposed acquisition of control of, or decisive influence over, any company with revenues within China of more than RMB800 million in the year prior to any proposed acquisition, would be subject to SAMR merger control review. In addition, a proposed transaction would be subject to SAMR merger control review if we have joint control of or joint decisive influence over any company with another party and where such other party has revenues within China of more than RMB800 million in the year prior to such transaction. Many of the transactions we undertook and may undertake could be subject to SAMR merger review. We have been fined, and may be subject to additional fines, which may be significant, for failing to obtain merger control approval for past acquisitions. Under the PRC Anti-monopoly Law, we may also be required to make divestitures or be subject to limitations on our business practices and other administrative penalties if regulators determine that we have failed to obtain the required approvals in relation to investments and acquisitions, which could materially and adversely affect our business operations and financial results as well as the trading prices of our ADSs, Shares and/or other securities.

The Provisions of the State Council of the PRC on the Thresholds for Filing of Concentration of Undertakings most recently amended by the State Council on January 22, 2024 significantly raise the filing thresholds with respect to revenue, but at the same time subjecting certain transactions that do not meet the revenue threshold to filing obligations. See “Item 4. Information on the Company — B. Business Overview — Regulation — Regulation of Monopoly and Unfair Competition.” Substantial uncertainties exist with respect to the interpretation and implementation of such amended provisions. The amended PRC Anti-monopoly Law significantly raises the maximum fines for failure to file for merger control review, and introduces a “stop-clock mechanism” which may prolong the merger control review process. Furthermore, the Provisions on the Review of Concentration of Undertakings, which came into effect on April 15, 2023, provide detailed rules on how to implement the “stop-clock mechanism,” which allow the SAMR to suspend the calculation of time period for merger control review under various circumstances. See “Item 4. Information on the Company — B. Business Overview — Regulation — Regulation of Monopoly and Unfair Competition.” Complying with the requirements of the relevant regulations to complete these transactions could be time-consuming, and any required approval processes, including approval from SAMR, may be uncertain and could delay or inhibit our ability to complete these transactions, which could affect our ability to expand our business, maintain our market share or otherwise achieve the goals of our acquisition strategy.

According to the Regulations on Enterprise Outbound Investment issued by the NDRC, we may also need to report to the NDRC relevant information on overseas investments with an amount of US$300 million or more in non-sensitive areas, and obtain the NDRC’s approval for our overseas investments in sensitive areas, if any, before the closing of the investments. According to the Overseas Listing Trial Measures, if a Chinese overseas listed company, such as us, issues overseas listed securities to acquire assets, such issuance shall be subject to filing requirements. If we fail to properly and timely complete such filings, we may be subject to penalties, sanctions and fines imposed by the CSRC and relevant departments of the State Council of the PRC. See “— Risks Related to Doing Business in the People’s Republic of China — The approval, filing or other requirements of the CSRC or other PRC regulatory authorities may be required under PRC law in connection with any future issuance of securities overseas, and, if required, we cannot predict whether or for how long we or our subsidiaries will be able to obtain such approval or complete such filing.” Accordingly, these regulations may restrict our ability to make investments in some regions and industries overseas, and may subject any proposed investments to additional delays and increased uncertainty, as well as heightened scrutiny, including after the investments have been made.

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

We may be subject to liability for content available in our ecosystem that is alleged to be obscene, defamatory, libelous, fraudulent socially destabilizing or otherwise unlawful.

Under PRC law and the laws of certain other jurisdictions in which we operate, we are required to monitor our websites and the websites hosted on our servers, cloud computing services and mobile apps or interfaces, as well as our services and devices that generate or host content, for items or content deemed to be obscene, superstitious, defamatory, libelous, fraudulent or socially destabilizing, as well as for items, content or services that are illegal to sell online or otherwise in jurisdictions in which we operate our marketplaces and other businesses, and to promptly take appropriate action with respect to the relevant items, content or services. Despite the technical measures we have taken to identify illegal content in our ecosystem, our efforts may be deemed insufficient by regulators and we may also be subject to potential liability in China or other jurisdictions for any unlawful actions of our merchants, marketing customers or users of our websites, cloud computing services or mobile apps or interfaces, or for content we distribute or that is linked from our platforms that is deemed inappropriate. Furthermore, the nature and scale of our websites, mobile apps and platforms, such as our cloud computing services, which allow users to upload and save massive data on our cloud data centers, social communities on our marketplaces and DingTalk, such as livestreams and other interactive media content on Taobao and Tmall, and Youku, which allow users to upload videos and other content to our websites, mobile apps and platforms, generally referred to as user-generated content, or UGC, and the increasing widespread use of AI to generate content may make it more challenging for us to identify illegal content in our ecosystem. Due to the significant amount of content uploaded by our users, including those generated through AI technologies, we may not be able to identify all the videos or other content that may violate relevant laws and regulations. If any of the information disseminated through our marketplaces, websites, mobile apps or other businesses we operate, including videos and other content (including user-generated content), or any content that we have produced or acquired, are deemed by the PRC government to violate any content restrictions, we would not be able to continue to display or distribute this content and could suffer losses or become subject to penalties, including confiscation of income, fines, suspension of business and revocation of required licenses, which could materially and adversely affect our business, financial condition and results of operations. Our livestreaming, short-form videos and interactive content businesses are subject to heightened risks and challenges associated with content liability. Moreover, PRC regulators have enhanced enforcement against illegal content and information on Internet platforms and have imposed more stringent obligations on Internet platforms, such as us. For example, the Cyberspace Administration of China has launched a series of “Cleaning Up the Internet” campaigns with special focus on livestreaming, short-form videos, content for minors, fandom culture, personal media, Internet rumors, cyberviolence, cyber environment and Internet account operations. As a result, our compliance costs may increase and we may be subject to regulatory actions and penalties. If we are unable to manage these risks, we could become subject to penalties, including regulatory actions, significant fines, suspension of business, revocation of required licenses and prohibition against new user registration, and our reputation, results of operations and financial condition could be materially and adversely affected.

Furthermore, compliance requirements are complicated and evolving, and may require us to implement different protections based on the type of content and intended audience. For example, the Regulations on the Administration of Minors Program, or the Minors Program Regulation, promulgated by the National Radio and Television Administration of China, or the NRTA, provides that radio and television broadcasters and online audiovisual program service providers shall establish relevant protocols and review content of minor-oriented programs to ensure that they do not contain violence, obscenity, superstition, social disruption, drug abuse or other prohibited elements. The Opinions on Standardizing the Virtual Gifting of Livestreaming and Strengthening the Protection of Minors issued by the Cyberspace Administration of China and several other PRC governmental authorities require platforms not to provide livestreaming hosting services to minors under the age of 16 and adopt “teenager modes” to prevent minors from obsession, block unsuitable content to minors and refrain from providing virtual gift purchase services to minors. We are also subject to similar regulations in other countries in which we operate, such as the Digital Services Act in Europe and the Children’s Online Privacy Protection Act in the United States. We may incur significant compliance costs and be subject to significant regulatory penalty for failure to comply with these requirements. If we are found to be liable for content displayed or hosted on or even hyperlinked to our services and platforms, we may be subject to negative publicity, fines, have our relevant business operation licenses revoked, or be prevented temporarily or for an extended period of time from operating our websites, mobile apps, interfaces or businesses in China or other jurisdictions, which could materially and adversely affect our business and results of operations.

Certain consolidated entities of our content business, which in aggregate contribute an insignificant percentage of our revenue, brought in state-owned minority strategic investors. Such shareholder has the right to appoint a director of the relevant consolidated entity and other rights including certain veto rights over the content review processes. Market perception of this and other similar arrangements may affect the trading prices of our ADSs, Shares and/or other securities. In the future, our businesses that generate or distribute content may be subject to greater governmental oversight or comply with other regulatory requirements.

In addition, claims may be brought against us for defamation, libel, negligence, copyright, patent or trademark infringement, tort (including death and personal injury), other unlawful activity or other theories and claims based on the nature and content of information posted on our platforms, including user-generated content, product reviews and message boards, by our consumers, merchants and other participants. Regardless of the outcome of any dispute or lawsuit, we may suffer from negative publicity and reputational damages as a result of these actions.

We may be subject to claims under consumer protection laws, including health and safety claims and product liability claims, if property or people are harmed by the products and services sold through our platforms.

Government authorities in the PRC and other countries where we operate, media outlets and public advocacy groups are increasingly focused on consumer protection. Operators of e-commerce platforms are subject to certain provisions of consumer protection laws even where the operator is not the merchant of the product or service purchased by the consumer. For example, under the E-commerce Law, we may be held jointly liable with the merchants if we fail to take necessary actions when we know or should have known that the products or services provided by the merchants on our platforms do not meet personal and property security requirements, or otherwise infringe upon consumers’ legitimate rights. Applicable consumer protection laws in China, including the Implementing Rules of the Consumer Rights Protection Law that came into effect on July 1, 2024, provide that trading platforms, including livestreaming marketing platforms, will be held liable for failing to meet certain undertakings that the platforms make to consumers with regard to products listed on their websites, clearly notify consumers of auto-renewal and auto-pay, provide appropriate dispute resolution mechanisms for consumers or otherwise protect consumer rights and also for forcing consumers to purchase products or accept services. Furthermore, we are required to report to the SAMR or its local branches any violation of applicable laws, regulations or SAMR rules by merchants or service providers, such as sales of goods without proper license or authorization, and we are required to take appropriate remedial measures, including ceasing to provide services to the relevant merchants or service providers. According to the Online Trading Measures, we are also required to verify and update each merchant’s profile on a regular basis and monitor their market participant registration status. Therefore, we may be held liable if we fail to verify the licenses or qualifications of merchants, or fail to safeguard consumers with respect to products or services affecting consumers’ health or safety. The Anti-Telecom and Online Fraud Law of PRC stipulates that Internet service providers may not provide assistance to telecom and online fraud and must strengthen internal control mechanisms to prevent and curb telecom and online fraud. Furthermore, under the PRC Minors’ Protection Law, network product and service providers shall not provide products or services that induce minors to obsession, and the Regulations on the Protection of Minors on the Network and the Measures for the Identification of Network Platform Service Providers with a Large Number of Minor Users and Significant Influence on Minors also stipulate that important Internet platforms with large number of minor users and significant influence among minors must fulfill their obligations of protecting minors online, including, among others, conducting minors’ protection impact assessments, and suspending services to product and service providers on the platform who seriously violate laws and regulations and harm minors’ rights and interests. Failure to comply with these requirements may subject us to regulatory investigations, warnings, public denouncement, confiscation of income, fines up to 5% of the previous year’s revenue, suspension of business, rectification orders, shutdown of websites and applications and revocation of relevant licenses as well as litigations, which could materially and adversely affect our business, financial condition and results of operations.

Moreover, our businesses provide food, food delivery, food supplements and beverages, mother care, cosmetics, baby care, pharmaceutical and healthcare products and services, as well as electronics products, both as a platform operator and as part of our directly operated business. We have also invested in companies involved in these sectors. These activities pose increasing challenges to our internal control and compliance systems and procedures, including our control over and management of third-party service personnel and product quality assurance, and expose us to substantial increasing liability, negative publicity and reputational damages arising from consumer complaints, incorrect labelling, harm to personal health or safety or accidents involving products or services offered through our platforms or provided by us. Recently, the SAMR has been intensifying enforcement efforts on online food delivery and catering platforms to strengthen food safety, issuing a series of regulations in this regard, including the Administrative Measures on the Fulfillment of Food Safety Primary Responsibilities by Live-Streaming E-commerce Operators, promulgated in January 2026 and effective in March 2026, and the Administrative Measures on the Fulfillment of Food Safety Primary Responsibilities by Online Food Sales Operators and the Administrative Measures on the Fulfillment of Food Safety Primary Responsibilities by Online Catering Service Operators, both promulgated in February 2026 and scheduled to take effect on in mid-2026. According to these measures, online food, catering, and live-streaming e-commerce platforms, like us, must establish food safety compliance systems and conduct substantive verification of merchant licenses and product qualities. These regulations have also introduced a “dual penalty” mechanism that significantly increases our legal liability for any failure to fulfill our obligations. We have been fined and may be subject to additional significant administrative penalties for any oversight in the verification of merchant and product qualifications. In addition, e-commerce platform operators shall be held liable as the product seller or service provider if the labels used mislead consumers to believe that the product or service is provided by the e-commerce platform, even if such product or service is in fact provided by third parties. See also “Item 4. Information on the Company — B. Business Overview — Regulation — Regulation of Online and Mobile Commerce.”

New laws and regulations on consumer protection may be introduced in China and other jurisdictions where we operate and impose more requirements on operators of e-commerce and livestreaming platforms. For example, PRC regulatory authorities promulgated several regulations on livestreaming activities, including the Administrative Measures on Online Livestreaming Marketing (Trial), which require livestreaming platforms to take actions such as limiting traffic and suspending livestreaming involving illegal high-risk marketing activities, and prominently alert users of the risks involved in transactions that are conducted outside livestreaming platforms. Furthermore, in December 2025, the SAMR and the Cyberspace Administration of China jointly issued Measures for the Supervision and Administration of Livestreaming E-commerce, which took effect on February 1, 2026, requiring livestreaming platforms to establish a graded and categorized administration system for livestreamers, strengthen content review mechanisms, and improve systems for handling illegal conducts on livestreaming e-commerce platforms. See also “Item 4. Information on the Company — B. Business Overview — Regulation — Regulation of Online and Mobile Commerce.” These regulations on e-commerce and livestreaming activities may impose additional operational burdens on us, result in increased compliance costs and liability to us and subject us to negative publicity.

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

We have been and expect to continue to be the subject of allegations that products or services offered, sold or made available through our online marketplaces or that content made available on our platforms infringe third-party copyrights, trademarks and patents or other intellectual property rights or are provided beyond the authorized scope. Our competitors have launched series of intellectual property lawsuits against us, and claimed in the aggregate substantial amount of damages. Defending against these claims could be both costly and time-consuming for us and significantly divert the efforts and resources of our management and other personnel. The outcome of these proceedings is uncertain, and an adverse determination in any of these cases could have rippling effects on the others and may encourage similar litigation in the future, which may result in substantial damage payment and harm our reputation.

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

We have acquired, and in the future may acquire, businesses that are subject to liabilities for infringement of third-party intellectual property rights or other allegations and lawsuits based on the content available on their websites and mobile apps or the products and services they provide. In addition, we expect our ecosystem to involve more and more user-generated content, including the entertainment content on Youku and our smart speakers, the interactive media content displayed on Taobao and Tmall, including livestreams and short-form videos, as well as the data generated, uploaded and saved by users of our cloud services, over which we have limited control. Such content may subject us to claims for infringement of third-party intellectual property rights, or subject us to additional scrutiny by the relevant government authorities. These claims or scrutiny, whether or not having merit, may result in our expenditure of significant financial and management resources, injunctions against us or payment of damages. We may need to obtain licenses from third parties who allege that we have infringed their rights, but these licenses may not be available on terms acceptable to us or at all. These risks have been amplified by the increase in the number of third parties whose sole or primary business is to assert these claims.

Measures we take to protect against these potential liabilities could require us to spend substantial additional resources and/or result in reduced revenues. In addition, these measures may reduce the attractiveness of our ecosystem to consumers, merchants, brands, retailers, enterprises and other participants. A merchant, brand, retailer, online marketer, livestreamer, music or video service provider or other content provider whose content is removed or whose services are suspended or terminated by us, regardless of our compliance with the applicable laws, rules and regulations, may dispute our actions and commence action against us for damages based on breach of contract or other causes of action, make public complaints or allegations or organize group protests and publicity campaigns against us or seek compensation. Any costs incurred as a result of liability or asserted liability relating to the sale of unlawful goods or other infringement could harm our business.

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

In addition, we have been and may continue to be subject to significant negative publicity in China, the United States and other countries based on similar claims and allegations. For example, in past years, the USTR identified Taobao and AliExpress each as a “notorious market.” While the USTR removed AliExpress from the “Notorious Market” list in 2024 and 2025, Taobao remains on the list, and there can be no assurance that the USTR or other relevant authorities in the United States or other countries will not identify Taobao or any of our other businesses as “notorious markets” in the future. In addition, government authorities regularly accuse us of perceived problems and failures of our platforms, including alleged failures to crack down on the sale of counterfeit goods, unauthorized and illegal goods and other alleged illegal activities on our marketplaces. As a result of any claims or accusations by government authorities, by industry watchdog organizations, including the U.S. Commission on the Theft of American Intellectual Property, by brand and intellectual property rights holders or by enterprises, there may be a public perception that counterfeit or pirated items are commonplace on our marketplaces or that we delay the process of removing these items. This perception, even if factually incorrect, and existing or new litigation as well as regulatory pressure or actions related to intellectual property rights protection, could damage our reputation, harm our business, diminish the value of our brand name and negatively affect the trading prices of our ADSs, Shares and/or other securities.

We may be subject to material litigation and regulatory proceedings.

We have been involved in a number of potentially high-value litigation and regulatory proceedings in and outside of China relating principally to product compliance, claims relating to data and privacy protection, third-party and principal intellectual property infringement claims, contract disputes involving merchants and consumers on our platforms, consumer protection claims, employment-related cases and other matters in the ordinary course of our business, disputes arising from investments in and divestments of our businesses, and securities law class actions. As our ecosystem expands, including across jurisdictions and through the addition of new businesses, we have encountered and may face an increasing number and a wider variety of these claims, including those brought against us pursuant to anti-monopoly or anti-unfair competition laws and laws and regulations on cross-border data transfers, arising out of investment transactions or other claims involving high amounts of alleged damages, fines or monetary settlements in China and overseas jurisdictions. Laws, rules and regulations may vary in their scope and overseas laws and regulations may impose requirements that are more stringent than, or which conflict with, those in China. We have acquired and may acquire companies that have been subject to or may become subject to litigation, as well as regulatory proceedings. In addition, in connection with litigation or regulatory proceedings we may be subject to in various jurisdictions, we may be prohibited by laws, regulations or government authorities in one jurisdiction from complying with subpoenas, orders or other requests from courts or regulators of other jurisdictions, including those relating to data held in or with respect to persons in these jurisdictions. Our failure or inability to comply with the subpoenas, orders or requests could subject us to fines, penalties or other legal liability, which could have a material adverse effect on our reputation, business, results of operations, the trading prices of our ADSs, Shares and/or other securities.

As publicly listed companies, we and certain of our subsidiaries face additional exposure inside and outside China to claims, lawsuits and regulatory proceedings, including threatened claims, lawsuits and regulatory proceedings, relating to securities laws and regulations. For example, we and certain of our current and former officers and directors were named as defendants in certain shareholder class action lawsuits in the United States, asserting claims related to our alleged failure to disclose non-compliance with certain Chinese antitrust laws and regulations. See “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal and Administrative Proceedings — Shareholder Class Action Lawsuits” for more details about the shareholder class action lawsuits. The litigation process of defending against such lawsuits and regulatory proceedings, including any appeals, may utilize a material portion of our cash resources and divert management’s attention away from our day-to-day operations, all of which could harm our business. There can be no assurance that we will prevail in any of these cases, and any adverse outcome of these cases could have a material adverse effect on our reputation, business and results of operations. In addition, although we have obtained directors’ and officers’ liability insurance, the insurance coverage may not be adequate to cover our obligations to indemnify our directors and officers, fund a settlement of litigation in excess of insurance coverage or pay an adverse judgment in litigation.

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

We operate a large and complex technology infrastructure that supports our own business operations as well as a wide range of users, enterprises and ecosystem participants. System errors, human errors and any other failure to properly maintain our technology infrastructure stability could result in inadequate capacity, unanticipated service outages, system crash, system disruptions, product malfunction, slower response times and other service quality issues, which may impair user and customer experience and result in loss of business and market share. Such technology infrastructure failures could also result in prolonged and significant disruptions to our own business operations, including delays in reporting accurate operating and financial information, and to our users, enterprises and ecosystem participants that subject us to significant liabilities. The risks of these events occurring are even higher during certain periods of peak usage and activity, such as on or around the 11.11 Global Shopping Festival or other promotional events, when user activity and the number of transactions are significantly higher on our marketplaces compared to other days of the year. In addition, we are continuously upgrading our technology infrastructure to provide increased scale, improved performance, additional capacity and additional built-in functionality. Adopting new products and maintaining and upgrading our technology infrastructure require significant investments of time and resources, and also increase the risk of errors and system disruptions. If we experience problems with the functionality and effectiveness of our software, interfaces or platforms, or are unable to maintain and continuously improve our technology infrastructure to handle our business needs, our business, financial condition, results of operations and prospects, as well as our reputation and brand, could be materially and adversely affected.

In addition, much of the software and interfaces we use are internally developed and proprietary technology, and our technology infrastructure and services, including our cloud product and service offerings, incorporate third-party-developed software, systems and technologies, as well as hardware purchased or commissioned from third-party and overseas suppliers. As our technology infrastructure and services expand and become increasingly complex, we face increasingly serious risks to the performance and security of our technology infrastructure and services that may be caused by these third-party-developed components, including risks relating to incompatibilities with these components, service failures or delays or difficulties in integrating back-end procedures on hardware and software. We also need to continuously enhance our existing technology. Otherwise, we face the risk of our technology infrastructure becoming unstable and susceptible to security breaches. This instability or susceptibility could create serious challenges to the security and operation of our platforms and services, which would materially and adversely affect our business and reputation.

The successful operation of our business depends upon the performance, reliability and security of the Internet infrastructure in China and other markets in which we operate.

Our business depends on the performance, reliability and security of the telecommunications and Internet infrastructure in China and other markets in which we operate. Almost all access to the Internet in China is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the MIIT. In addition, the national networks in China are connected to the Internet through state-owned international gateways, which are the only channels through which a domestic user can connect to the Internet outside of China. We may face similar or other limitations in other countries in which we operate. We may not have access to alternative networks in the event of disruptions, failures or other problems with the Internet infrastructure in China or elsewhere. In addition, the Internet infrastructure in the countries in which we operate may not support the demands associated with continued growth in Internet usage.

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

Our ecosystem could be disrupted by network and system interruptions.

Our ecosystem depends on the efficient and uninterrupted operation of our computer, storage and communications systems. System interruptions and delays may prevent us from efficiently processing the large volume of transactions on our marketplaces and other businesses we operate. In addition, a large number of merchants and customers maintain their important systems, such as enterprise resource planning and customer relationship management systems, on our cloud computing platform, which contains substantial quantities of data that enable them to operate and manage their businesses. System failures, disruptions and delays may adversely affect the availability and quality of our cloud service offerings. Furthermore, the rapid adoption of AI on our platforms and systems has significantly increased the pressure on our infrastructure and network capacity, demanding more computing power, memory, storage and data transfer. Increasing media and entertainment content on our platforms also requires additional network capacity and infrastructure to process. Consumers expect our media and entertainment content to be readily available online, and any disruptions or delay to the delivery of content could affect the attractiveness and reputation of our media and entertainment platforms.

We and other participants in our ecosystem, including Ant Group, have experienced in recent years, and may experience in the future, system delays, interruptions and outages that render websites, mobile apps and services (such as cloud services and payment services) temporarily unavailable or slow to respond. Although we have prepared for contingencies through redundancy measures and disaster recovery plans, not all of our systems are fully redundant and our disaster recovery planning may not be able to account for all eventualities. Despite any precautions we may take, the occurrence of natural or manmade disasters, such as earthquakes, snowstorms, storm surges, floods, fires, droughts and other extreme weather events, or other unanticipated problems at our facilities or the facilities of Ant Group and other participants in our ecosystem, including structural defects, power outages, system failures, telecommunications delays or failures, construction accidents, break-ins to IT systems, computer viruses or human errors, could result in delays in or outages of our platforms or services, loss of our, consumers’ and customers’ data and business interruption for us and our customers. Although we carry business interruption insurance, our insurance coverage may not be sufficient to compensate for related losses. Any of the above events could damage our reputation, significantly disrupt our operations and the operations of our users and other participants in our ecosystem and subject us to significant liability, heightened regulatory scrutiny and increased costs, which could materially and adversely affect our business, financial condition and results of operations.

We rely on Alipay to conduct payment processing and escrow services on our marketplaces for a significant majority of our commerce business. If services and products provided by Alipay or Ant Group’s other businesses are limited, restricted, curtailed or degraded in any way, or become unavailable to us or our users for any reason, our business may be materially and adversely affected.

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

Alipay’s and Ant Group’s other businesses are highly regulated and are required to comply with numerous complex and evolving laws, rules and regulations, including in the areas of online and mobile payment services, wealth management, financing, cross-border money transmission, anti-money laundering, consumer protection and insurance. As Alipay and Ant Group’s other businesses expand their businesses and operations into more international markets, they and their affiliates will become subject to additional legal and regulatory risks and scrutiny. For example, Alipay or Ant Group’s other affiliates are required to maintain payment business licenses in the PRC and are also required to obtain and maintain other applicable payment, money transmitter or other related licenses and approvals in other countries or regions where they operate. In certain jurisdictions where Ant Group or its affiliates currently does not have the required licenses, Ant Group or its affiliates provides payment processing and escrow services through third-party service providers. If Ant Group or its affiliates or any of their partners fails to obtain and maintain all required licenses and approvals or otherwise fails to manage the risks relating to their businesses, if new laws, rules or regulations come into effect that impact Ant Group or its affiliates or their partners’ businesses, or if any of Ant Group’s affiliates or Ant Group’s partners ceases to provide services to Ant Group, its services could be suspended or severely disrupted, and its ability to continue to deliver payment services to us on preferential terms and other services and products to our consumers, merchants and other ecosystem participants may be undermined.

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

Because of our equity interest in Ant Group, Ant Group’s financial results and valuation may materially affect our financial results and the trading prices of our ADSs, Shares and/or other securities. Moreover, because of our close association with Ant Group and overlapping user bases, regulatory developments, litigation or proceedings, media and other reports, whether or not true, and other events that affect Ant Group could also negatively affect customers’, regulators’, investors’ and other third parties’ perception of us. For example, shortly after Ant Group’s announcement of the suspension of its proposed dual-listing and IPO in November 2020, the trading prices of our ADSs and Shares declined significantly. In addition, Ant Group has completed its business rectification that was started in 2021 under discussion with PRC regulators. Changes in Ant Group’s business and future prospects, or speculation of such changes, as well as additional regulatory requirements placed on Ant Group, could in turn have a material adverse effect on us and the trading prices of our ADSs, Shares and/or other securities.

If third-party service providers and other participants in our ecosystem fail to provide reliable or satisfactory services or comply with applicable laws or regulations, our reputation, business, financial condition and results of operations may be materially and adversely affected.

We rely on a wide range and large number of third-party service providers, including retail operating partners, logistics service providers, payment service providers, mobile app developers, independent software vendors, or ISVs, cloud-based developers, marketing affiliates, livestreaming hosts and key opinion leaders, or KOLs, financial institutions, accountants and auditors, legal counsel and other professional service providers, to provide services to us as well as to users on our platforms, including consumers, merchants, brands, retailers and users of our cloud computing services. To the extent these ecosystem participants and service providers are unable to provide satisfactory services to us as well as our users on or off our platforms, on commercially acceptable terms, or at all, or if we fail to retain existing or attract new quality service providers to our platforms, our business, financial condition and results of operations may be materially and adversely affected. In addition, we share our user data with certain of these third-party service providers in our ecosystem in accordance with our privacy policies, agreements and applicable laws. For example, our merchants use third-party logistics service providers as well as Cainiao to fulfill and deliver their orders. Our logistics data platforms link our information system and those of logistics service providers. Because of this platform model, interruptions to or failures in logistics services, or in the logistics data platforms, could prevent the timely or proper delivery of products to consumers, which would negatively impact our competitive position as well as harm the reputation of our ecosystem and the businesses we operate. In addition, certain of our businesses, including Taobao and Tmall, AliExpress and Lazada, operate and provide logistics services to merchants within our ecosystem and may experience interruptions or failures to timely and properly deliver products to consumers. These interruptions or failures may be due to events that are beyond the control of any of our companies or our logistics service providers, such as inclement weather, natural disasters including the effects of climate change (such as increased droughts, floods, storms and other extreme weather events), pandemics or epidemics (such as COVID-19), armed conflicts, accidents, transportation disruptions, including special or temporary restrictions or closings of facilities or transportation networks due to regulatory or political reasons, or labor unrest or shortages. These logistics services could also be affected or interrupted by business disputes, industry consolidation, insolvency or government shut-downs. The merchants in our ecosystem may not be able to find alternative logistics service providers to provide logistics services in a timely and reliable manner. If our logistics data platform were to fail for any reason, the logistics service providers would be severely hindered from connecting or unable to connect with our merchants, and their services and the functionality of our ecosystem could be severely affected. If the products sold by merchants in our ecosystem are not delivered in proper condition, on a timely basis or at shipping rates that are commercially acceptable to marketplace participants, our business and prospects, as well as our financial condition and results of operations could be materially and adversely affected.

Third-party service providers and ecosystem participants may engage in a broad range of other business activities on and outside of our platforms, and may have broad user bases and social influence that create substantial business opportunities and economic returns to themselves and our business. If our third-party service providers and ecosystem participants engage in activities that are negligent, fraudulent, illegal or otherwise harm the trustworthiness and security of our ecosystem, (including for example, the leakage or negligent use of data, the handling, transport and delivery of prohibited or restricted content or items, inappropriate use or ineffective implementation of AI technologies), cease their business relationship with us or fail to perform their contractual obligations or professional duties, fail to comply with any laws, regulations, professional code of conduct and practice standards or government requirements, become subject to regulatory investigations, sanctions, suspension, fines or penalties or other enforcement actions, or cause any property damage or personal injuries, their ability to provide services to us or our ecosystem more broadly could be materially and adversely affected, which could disrupt our operations, cause us to suffer loss of business and revenue, financial losses from non-performance, reputational harm, liabilities, or be subject to regulatory scrutiny, investigation or actions, and could have a material adverse effect on the trading prices of our ADSs, Shares or other securities, even if these activities are not related to, attributable to or caused by us, or within our control. For example, on September 13, 2024, the MOF and the CSRC announced administrative penalties related to our auditor, PricewaterhouseCoopers Zhong Tian LLP, or PwC ZT, in respect of its audit work on another project, which was unrelated to us from any perspective. These penalties included, among others, a six-month suspension (which has concluded) of certain of PwC ZT’s business operations in the PRC. These penalties were limited to PwC ZT and did not extend to other PricewaterhouseCoopers legal entities. To the extent that our auditor is unable to audit or otherwise provide services to us and if we cannot engage another auditor on a timely basis, we may be unable to satisfy our reporting, filing and other applicable compliance obligations and requirements, which could materially and adversely affect our reputation, investor confidence and ability to access capital markets as well as our business and financial condition.

An occurrence of natural disasters or a widespread health epidemic or other outbreaks could have a material adverse effect on our business, financial condition and results of operations.

Our business could be materially and adversely affected by natural disasters, such as earthquakes, snowstorms, storm surges, floods, fires, droughts and other extreme weather events; climate change; the outbreak of a widespread health epidemic, such as COVID-19, swine flu, avian influenza, severe acute respiratory syndrome, Ebola and Zika; or other events, such as wars, acts of terrorism, environmental accidents, power shortages or communication interruptions. The occurrence of a natural disaster or a prolonged outbreak of an epidemic illness or other adverse public health developments in China or elsewhere in the world could materially disrupt our industry and our business and operations, and have a material adverse effect on our business, financial condition and results of operations. For example, these events could cause a temporary closure of the data centers or other facilities we use for our operations, affect the health of our employees and their work efficiency, significantly disrupt supply chains and logistics services or severely impact consumer behaviors and the operations of merchants, business partners and other participants in our ecosystem. Our operations could also be disrupted if any of our employees or employees of our business partners are suspected of contracting an epidemic disease, since this could require us or our business partners to quarantine some or all of these employees or disinfect the facilities used for our operations. In addition, our revenue and profitability could be materially reduced to the extent that a natural disaster, health epidemic or other outbreak or any change in regulatory, corporate and public actions in response to such event harms the global or PRC economy in general.

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

The size and scope of our ecosystem also require us to hire and retain a wide range of capable and experienced personnel who can adapt to a dynamic, competitive and challenging business environment. We will need to continue to attract and retain experienced and capable personnel at all levels, including members of management and AI talent, as we expand our business and operations. Our various incentive initiatives may not be sufficient to retain our management and employees. Competition for talent in our industry and AI talent is intense, and the availability of suitable and qualified candidates in China and elsewhere is limited. Competition for these individuals could cause us to offer higher compensation and other benefits to attract and retain them. Even if we were to offer higher compensation and other benefits, there can be no assurance that these individuals will choose to join or continue to work for us. Any failure to attract or retain key management and personnel could severely disrupt our business and growth.

Failure to deal effectively with fraudulent or illegal activities by our employees, business partners or service providers would harm our business.

Illegal, fraudulent, corrupt or collusive activities or misconduct, whether actual or perceived, by our employees or former employees, representatives, agents, business partners or service providers could result in significant financial losses to us and also subject us to liability or negative publicity, which could severely damage our brand and reputation. We have a zero-tolerance policy towards fraudulent and illegal conduct, and have dismissed and assisted in the investigations, arrests and prosecutions of employees who engaged in such conduct. We have implemented and continue to improve internal controls and policies with regard to the review and approval of merchant accounts, interactions with business partners and government officials, account management, sales activities, data security and other relevant matters. However, there can be no assurance that our controls and policies will prevent fraud, corrupt or illegal activity or misconduct by our employees or former employees, representatives, agents, business partners or service providers. We have suffered financial losses and other negative impacts from such activities in the past, and there can be no assurance that similar incidents will not occur in the future. As we expand our operations in China and other jurisdictions, in particular our businesses that provide services to governments and public institutions, we are subject to additional internal control and compliance requirements relating to corrupt and other illegal practices by our employees or former employees, representatives or agents, and we may also be held liable for such misconduct or other misconduct by our business partners and service providers. Alleged or actual failure to comply or ensure our employees or former employees, representatives, agents, business partners and service providers to comply with these requirements could result in significant financial losses to us and also subject us to regulatory investigations and liabilities, which would materially and adversely affect our business operations, customer relationships, reputation and the trading prices of our ADSs and/or Shares.

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

On the other hand, participants on our marketplaces have been found to engage in scalping and cash-out activities, exploiting our discounts and subsidies as well as consumer protection measures, such as “refund” and “shipping insurance” policy. Such exploitative practices are difficult to detect in a timely manner and result in revenue loss, increasing marketing spending and harm our merchants and reputation, which could materially and adversely affect our business, financial condition and results of operations.

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

Tax legislation relating to the ecosystem is still developing. Governments, both in China and in other jurisdictions, have promulgated and may further strengthen the implementation of tax regulations that impose obligations on e-commerce companies, which could increase the costs to consumers and merchants and make our platforms less competitive in these jurisdictions. Governments may require operators of marketplaces, such as us, to assist in the enforcement of tax registration requirements and the collection of taxes with respect to the revenue or profit generated by merchants from transactions conducted on their platforms. We may also be requested by tax authorities to provide information about our merchants, such as transaction records and bank account information, and assist in the enforcement of other tax regulations, including payment and withholding obligations against our merchants. For example, in June 2025, the Regulation on Reporting of Tax-related Information by Internet Platform Enterprises published by the State Council of the PRC came into effect, which requires operators of e-commerce platforms to report and verify the identity, income and other tax-related information of merchants to tax authorities. Other countries in which we operate have also implemented laws requiring online platforms, such as us, to collect and pay turnover taxes on business-to-consumer cross-border sales made by third-party merchants through our platforms, and more jurisdictions are issuing similar regulations. As a result of more stringent tax compliance requirements and liabilities, we may lose existing merchants and potential merchants might not be willing to open storefronts on our marketplaces, which could in turn negatively affect us. Stricter tax enforcement by tax authorities may also reduce the activities by merchants on our platforms and increase our liabilities and obligations.

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

Corporate transactions we or our related parties undertake, such as changes to our corporate structures, our transactions or relationship with Ant Group, initiatives to grow our businesses, develop new business models and expand into international markets, including our investments into AI and cloud computing infrastructure and development of AI models, our various business practices as well as our capital markets transactions, such as potential IPOs, spin-offs and other financings of certain of our subsidiaries, and dividends and share repurchases may also subject us to increased media exposure and public scrutiny. There can be no assurance that we would not become a target for regulatory or public scrutiny in the future or that scrutiny and public exposure would not severely damage our reputation and brand as well as our business and prospects and adversely affect the price of our ADSs, Shares and/or other securities.

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

Our results of operations generally are characterized by seasonal fluctuations. Historically, we have experienced seasonal fluctuations mainly in our commerce businesses due to various reasons, including seasonal buying patterns and economic cyclical changes, as well as promotions on our marketplaces. The fourth quarter of each calendar year typically contributes the largest portion of our annual revenues due to a number of factors, such as merchants allocating a significant portion of their online marketing budgets to the fourth calendar quarter, promotions, such as the 11.11 Global Shopping Festival, and the impact of seasonal buying patterns in respect of certain categories such as apparel. The first quarter of each calendar year typically contributes the smallest portion of our annual revenues, primarily due to a lower level of allocation of marketing budgets by merchants at the beginning of the calendar year and the Chinese New Year holiday, during which time consumers generally spend less and businesses in China are generally closed. We may also introduce new promotions or change the timing of our promotions in ways that further cause our quarterly results to fluctuate and differ from historical patterns. In addition, seasonal weather patterns may affect the timing of buying decisions. The performance of our equity method investees, including Ant Group, may also result in fluctuations in our results of operations. Fluctuations in our results of operations related to our investments may also be because of accounting implication of remeasurement of share-based awards relating to our equity method investee granted to our employees, previously held equity interests upon step acquisitions and fair values of certain equity investments and financial instruments, particularly those that are publicly traded, as well as accounting implication arising from deconsolidation of subsidiaries or disposal of investments. Fluctuations in fair value and the magnitude of the related accounting impact are unpredictable, and may significantly affect our results of operations.

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

Failure to comply with and enforcement of the terms of our indebtedness or enforcement of our obligations as a guarantor could have an adverse effect on our cash flow and liquidity.

As of March 31, 2026, we had approximately US$8.2 billion in aggregate principal amount of convertible senior notes, HK$12.0 billion in exchangeable bonds, US$14.7 billion and RMB17.0 billion in aggregate principal amount of U.S. dollar-denominated and RMB-denominated unsecured senior notes, respectively, and revolving credit facilities of US$6.5 billion, of which approximately US$0.6 billion has been drawn down. Under the terms of our indebtedness and under any debt financing arrangement that we may enter into in the future, we are, and may be in the future, subject to covenants that could, among others, restrict our business and operations. If we breach any of these covenants, our lenders under our credit facilities and holders of our convertible senior notes and of our unsecured senior notes will be entitled to accelerate our debt obligations. Any default under our credit facilities or convertible senior notes or unsecured senior notes could require that we repay these debts prior to maturity as well as limit our ability to obtain additional financing, which in turn may have a material adverse effect on our cash flow and liquidity. In particular, if our ADSs are delisted from the NYSE and the ordinary shares are delisted from the Hong Kong Stock Exchange, or for certain of our convertible senior notes, if our ADSs are delisted from the NYSE alone, holders of our convertible senior notes may require us to repurchase for cash all or a portion of their notes, which may also have a material adverse effect on our cash flow and liquidity.

We also provide a guarantee for a credit facility of HK$6.5 billion (US$0.8 billion) in favor of Hong Kong Cingleot Investment Management Limited, a company that is partially owned by us, in connection with a logistics center development project at the Hong Kong International Airport. As of March 31, 2026, this entity has drawn down approximately HK$5.5 billion (US$0.7 billion) under this facility. In the event of default by this entity under the loan facility, we may be required to repay the full amount or a portion of the outstanding loan and interests and undertake the borrower’s other obligations under the loan facility. Moreover, we provide a partial guarantee for the continuing obligations of this entity to the Airport Authority and may be required to fulfil the relevant obligations of this entity in the event of its default. Enforcement against us under these guarantees and other similar arrangements we may enter into in the future could materially and adversely affect our cash flow and liquidity.

We may need additional capital but may not be able to obtain it on favorable terms or at all.

We may require additional cash resources due to future growth and development of our business, including any investments or acquisitions we may decide to pursue, and for other general corporate purposes, including share repurchases and dividends, among others. In particular, we have been investing heavily and will continue to invest in AI and cloud computing capabilities as well as consumption, which have significantly reduced and may continue to negatively affect our cash flow. If our cash resources are insufficient to satisfy our cash requirements, we may seek to issue additional equity or debt securities or obtain new or expand credit facilities. However, additional financing activities may increase our leverage ratios and affect our credit ratings, and we may not then be able to obtain capital on favorable terms that we used to enjoy or at all, which could materially and adversely affect our financial flexibility and strategic initiatives. Our ability to obtain external financing in the future is also subject to a variety of uncertainties. On January 5, 2023, the NDRC promulgated the Administrative Measures for Examination and Registration of Medium and Long-term Foreign Debts of Enterprises, or the Foreign Debts Measures, which became effective on February 10, 2023. According to the Foreign Debts Measures, PRC enterprises and overseas enterprises or branches controlled by them, including holding companies with a VIE structure like us, are required to complete application for registration of foreign debts with the NDRC prior to the borrowing of foreign debts with a term of over one year. See “Item 4. Information on the Company — B. Business Overview — Regulation — Other Regulations — Regulation of Foreign Investment.” If we fail to complete such filing on a timely manner or at all, we may miss favorable market windows for debt issuances or loan applications. In addition, according to the Overseas Listing Trial Measures, we have to complete filing procedures with the CSRC for any follow-on equity offerings, convertible notes offerings and other equity security offerings, within three working days after conducting such offerings, and comply with relevant reporting requirements within three business days upon the occurrence of any specified circumstances provided under these measures. If we fail to complete such filing and reporting on a timely manner or at all, we may be subject to penalties, sanctions and fines imposed by the CSRC and relevant departments of the State Council of the PRC. See also “— Risks Related to Doing Business in the People’s Republic of China — The approval, filing or other requirements of the CSRC or other PRC regulatory authorities may be required under PRC law in connection with any future issuance of securities overseas, and, if required, we cannot predict whether or for how long we or our subsidiaries will be able to obtain such approval or complete such filing.” In addition, incurring indebtedness would subject us to increased debt service obligations and could result in operating and financial covenants that would restrict our operations.

Our ability to access international capital and lending markets may be restricted at a time when we would like, or need, to do so, especially during times of increased volatility and reduced liquidity in global financial markets and stock markets, including due to policy changes and regulatory restrictions, which could limit our ability to raise funds. For example, capital markets transactions we undertake, such as potential IPOs, spin-offs and other financings of certain of our subsidiaries, are subject to market and economic conditions in China and globally, and the timing and outcome of these transactions are uncertain. In addition, tightened monetary policies in response to increasing inflation, such as through raising interest rates or signaling expected interest hikes, could significantly increase borrowing costs for companies. Moreover, geopolitical tensions between the U.S. and China may limit the flow of foreign capital and technology to China. See “— Changes in national trade or investment policies and barriers to trade or investment, and any ongoing geopolitical conflict, have affected and may have further adverse effect on our business and expansion plans, and could lead to the delisting of our securities from U.S. exchanges and/or other restrictions or prohibitions on investing in our securities.” While we have been able to secure financing at similar cost range, there can be no assurance that financing will be available in a timely manner or in amounts or on terms acceptable to us, or at all in the future. Any failure to raise needed funds on terms favorable to us, or at all, could severely restrict our liquidity as well as have a material adverse effect on our business, financial condition and results of operations. Moreover, any issuance of equity or equity-linked securities, including issuances of share-based awards under our equity incentive plans, could result in significant dilution to our existing shareholders.

We are subject to interest rate risk in connection with our indebtedness.

We are exposed to interest rate risk related to our indebtedness. The interest rates under certain of our offshore credit facilities are based on forward-looking Loan Prime Rate, Secured Overnight Financing Rate, or SOFR and Hong Kong Interbank Offered Rate, or HIBOR. As a result, the interest expenses under our bank borrowings will be subject to the potential impact of any fluctuation in these rates. Any increase in these benchmark rates could raise our financing costs, which could adversely affect our operating results and financial condition, as well as our cash flows. Our bank borrowings are also subject to interest rate risk. Although from time to time, we use hedging transactions in an effort to reduce our exposure to interest rate risk, these hedges may not be effective.

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

This governance structure limits the ability of our shareholders to influence corporate matters, including any matters determined at the board level. In addition, the nomination right granted to the Alibaba Partnership will remain in place for the life of the Alibaba Partnership unless our Articles are amended to provide otherwise by a vote of shareholders representing at least 95% of shares that vote at a shareholders meeting. The nomination rights of the Alibaba Partnership will remain in place notwithstanding a change of control or merger of our company. These provisions could have the effect of delaying, preventing or deterring a change in control and could limit the opportunity of our shareholders to receive a premium for the ADSs and/or Shares they hold, and could also materially decrease the price that some investors are willing to pay for our ADSs and/or Shares. However, our exercise of any such power that may limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions under the Articles of Association after our conversion to primary listing on the Hong Kong Stock Exchange is subject to our overriding obligations to comply with all applicable Hong Kong laws and regulations, including the Hong Kong Listing Rules and the Takeovers Codes.

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

Our Articles of Association contain anti-takeover provisions that could adversely affect the rights of holders of our ordinary shares and ADSs. In addition, provisions of the convertible senior notes could also discourage an acquisition of us by a third party.

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

These provisions could have the effect of delaying, preventing or deterring a change in control and could limit the opportunity for our shareholders to receive a premium for their ADSs and/or Shares, and could also materially decrease the price that some investors are willing to pay for our ADSs and/or Shares. However, our exercise of any such power that may limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions under the Articles of Association after our conversion to primary listing on the Hong Kong Stock Exchange is subject to our overriding obligations to comply with all applicable Hong Kong laws and regulations, including the Hong Kong Listing Rules and the Takeovers Codes.

In addition, certain provisions of our convertible senior notes could make it more difficult or more expensive for a third party to acquire us, or may even prevent a third party from acquiring us. For example, upon the occurrence of certain transactions constituting a fundamental change, holders of the convertible senior notes may require us to repurchase all or a portion of their notes. We may also be required to increase the rate for conversions in connection with certain fundamental corporate changes. By discouraging an acquisition of us by a third party, these provisions could have the effect of depriving the holders of our ordinary shares and our ADSs of an opportunity to sell their ordinary shares and ADSs, as applicable, at a premium over prevailing market prices.

Our ADSs and ordinary shares are equity securities of a Cayman Islands holding company rather than equity securities of our subsidiaries and the VIEs that have substantive business operations in China.

We are incorporated in the Cayman Islands with no business operations. We conduct our operations in China through our subsidiaries and the VIEs. We do not and are not, and holders of our ADSs and ordinary shares do not and are not, legally permitted to have any, or more than the permitted percentage of, equity interest in the VIEs due to current PRC laws and regulations restricting foreign ownership and investment. As a result, we provide services that may be subject to such restrictions in the PRC through the VIEs, and we operate our businesses in the PRC through certain contractual arrangements with the VIEs. For a summary of such contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements among Our Subsidiaries, the Variable Interest Entities and Variable Interest Entity Equity Holders.” Our ADSs and ordinary shares are equity securities of a Cayman Islands holding company rather than equity securities of our subsidiaries and the VIEs.

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

Due to legal restrictions on foreign ownership and investment in, among other areas, value-added telecommunication services, which include the operations of ICPs, we, similar to all other entities with foreign-incorporated holding company structures operating in our industry in China, operate our Internet businesses and other business in China, including Internet information services, which are critical to our business, through a number of PRC incorporated VIEs. See “Item 4. Information on the Company — B. Business Overview — Regulation — Regulation of Telecommunications and Internet Information Services — Regulation of Telecommunications Services” and “— Regulation of Foreign Investment.”

The significant majority of equity interests in these VIEs is not owned by us or our shareholders, through us. The equity interests of the VIEs are primarily held by PRC limited liability companies, which in turn are indirectly held (through a layer of PRC limited partnerships) by selected members of the Alibaba Partnership or our management who are PRC citizens. Please also see “Item 4. Information on the Company — C. Organizational Structure.” Contractual arrangements between us and the VIEs and their equity holders give us effective control over each of the VIEs and enable us to obtain substantially all of the economic benefits arising from the VIEs as well as to consolidate the financial results of the VIEs in our results of operations. Although we believe the structure we have adopted is consistent with longstanding industry practice, the PRC government may not agree that these arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future.

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

We rely on contractual arrangements with the VIEs to operate part of our Internet businesses in China and other businesses in which foreign investment is restricted or prohibited. The significant majority of equity interests in these VIEs is not owned by us or our shareholders, through us. For a description of these contractual arrangements, see “Item 4. Information on the Company — C. Organizational Structure — Contractual Arrangements among Our Subsidiaries, the Variable Interest Entities and Variable Interest Entity Equity Holders.” These contractual arrangements may not be as effective as direct ownership in providing us with control over the VIEs.

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

PRC laws provide that a director and an executive officer owes a fiduciary duty to the company he or she directs or manages. On the one hand, the directors and executive officers of the VIEs, including the relevant members of the Alibaba Partnership or our management, must act in good faith and in the best interests of the VIEs and must not use their respective positions for personal gain. On the other hand, as a director or management of our company, the relevant individuals have a duty of care and loyalty to us and to our shareholders as a whole under Cayman Islands law. We control the VIEs through contractual arrangements and the business and operations of the VIEs are closely integrated with the business and operations of our subsidiaries. Nonetheless, conflicts of interests for these individuals may arise due to dual roles both as equity holders, directors and executive officers of the VIEs and as our directors or employees.

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

A substantial portion of our operations are conducted in the PRC, and are governed by PRC laws, rules and regulations. Our PRC subsidiaries are subject to laws, rules and regulations applicable to foreign investment in China. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value.

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

In addition, the PRC government has significant influence over business activities and, to further regulatory and societal goals, has become more involved in regulating China-based companies, including us. For example, in recent years the PRC government has enhanced regulation in areas such as anti-monopoly, anti-unfair competition, cybersecurity and data privacy. In addition, the PRC government has also published policies that significantly affected the Internet industries and certain other industries, including industries that we operate in, and in the future it may implement other policies or regulations that may have a significant adverse impact on us or industries that we operate in. Moreover, the PRC government has strengthened the administration over illegal securities activities and the supervision on overseas listings by China-based companies and issued new filing obligations and approval requirements in connection with offshore offerings, which will increase our regulatory compliance costs and may limit or hinder our ability and the ability of our subsidiaries to offer or continue to offer securities to investors and cause the value of our securities, including our ADSs, to significantly decline or become worthless. See “—The approval, filing or other requirements of the CSRC or other PRC regulatory authorities may be required under PRC law in connection with any future issuance of securities overseas, and, if required, we cannot predict whether or for how long we or our subsidiaries will be able to obtain such approval or complete such filing.” The Chinese government may further promulgate relevant laws, rules and regulations that may impose additional and significant obligations and liabilities on Chinese companies. These laws and regulations can be complex and stringent, and many are subject to change and uncertain interpretation, which could result in claims, change to our data and other business practices, regulatory investigations, penalties, increased cost of operations, or declines in user growth or engagement, or otherwise affect our business. It is uncertain whether or how these new laws, rules and regulations and the interpretation and implementation thereof may affect us, but among others, our ability and the ability of our subsidiaries to obtain external financing through the issuance of equity securities overseas could be negatively affected and as a result, the trading prices of our ADSs and Shares to could significantly decline or become worthless.

The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements, and the inability of the PCAOB to conduct inspections over our auditor in the future may deprive our investors of the benefits of such inspections.

PricewaterhouseCoopers Zhong Tian LLP, our auditor, is required under U.S. law to undergo regular inspections by the PCAOB. Prior to 2022, the PCAOB was unable to conduct inspections of the audit work and practices of PCAOB-registered audit firms within the PRC on a basis comparable to other non-U.S. jurisdictions without approval from the Chinese government authorities, and as we have substantial operations in the PRC, the PCAOB was unable to fully inspect our auditor and its audit work. As a result, investors of our ADSs, Shares and/or other securities did not have the benefit of such inspections. Inspections of auditors conducted by the PCAOB outside of China have at times identified deficiencies in those auditors’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The inability of the PCAOB to conduct full inspections of auditors in China in the past made it more difficult for it to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections, which could cause investors of our ADSs, Shares and/or other securities to lose confidence in the audit procedures of our auditor and our reported financial information and the quality of our financial statements. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in Chinese mainland and Hong Kong SAR in 2022. In recent years, the PCAOB increased its scrutiny over the audit work of China-based accounting firms, and imposed penalties on several accounting firms based in Chinese mainland and Hong Kong SAR. Since 2023, the PCAOB released inspection reports for the accounting firms in Chinese mainland and Hong Kong SAR, which showed deficiencies that PCAOB staff believed the audit firms failed to obtain sufficient appropriate audit evidence to support their work on their clients’ financial statements or internal control over financial reporting. Any regulatory scrutiny, penalty or actions to which our auditors are subject, particularly by regulators in the United States, Chinese Mainland or Hong Kong SAR may negatively affect us and cause investors of our ADSs, Shares and/or other securities to lose confidence in the audit procedures of our auditor and our reported financial information and the quality of our financial statements. Moreover, it is uncertain whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in Chinese mainland and Hong Kong in the future, which ability depends on a number of factors beyond our, and our auditor’s, control, including the uncertainties surrounding the relationship between China and the United States.

Our ADSs will be delisted and our ADSs and shares prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, as amended, if the PCAOB is unable to inspect or investigate completely auditors located in China.

In recent years, U.S. regulators have continued to express concerns about challenges in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. As part of the increased regulatory focus in the United States on access to audit information, in December 2020, the United States enacted the HFCA Act, which was subsequently amended by the Consolidated Appropriations Act, 2023. The HFCA Act includes requirements for the SEC to identify issuers whose audit reports are prepared by auditors that the PCAOB is unable to inspect or investigate completely because of a restriction imposed by a non-U.S. authority in the auditor’s local jurisdiction. The HFCA Act also requires public companies on this SEC list to certify that they are not owned or controlled by a foreign government and make certain additional disclosures in their SEC filings. In addition, if the auditor of a U.S. listed company is not subject to PCAOB inspections for two consecutive “non-inspection” years after the law becomes effective, the SEC is required to prohibit the securities of such issuer from being traded on a U.S. national securities exchange, such as the NYSE, or in U.S. over-the-counter markets. On December 16, 2021, the PCAOB issued its report notifying the SEC of its determination that it was unable to inspect or investigate completely registered public accounting firms headquartered in Chinese mainland or Hong Kong. Subsequently on August 22, 2022, the SEC added us to its conclusive list of issuers identified under the HFCA Act, or Commission-Identified Issuers, following the filing of our annual report on Form 20-F with the SEC on July 26, 2022, indicating that it has determined that Alibaba Group filed an annual report with an audit report by a registered public accounting firm, whose audit work papers cannot be fully inspected or investigated by the PCAOB for the fiscal year ended March 31, 2022. With the above identification, 2022 was a “non-inspection” year for our company.

Following the signing of a Statement of Protocol between the PCAOB and the CSRC and the Ministry of Finance, the PCAOB announced on December 15, 2022 that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in Chinese mainland and Hong Kong in 2022. The PCAOB vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in Chinese mainland and Hong Kong. For this reason, we have not been identified as a Commission-Identified Issuer since 2022, and we do not expect to be identified as a Commission-Identified Issuer following the filing of our annual report in 2026. However, it is uncertain whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in Chinese mainland and Hong Kong in the future, which ability depends on a number of factors beyond our, and our auditor’s, control, including the uncertainties surrounding the relationship between China and the United States. If in the future the PCAOB finds that it is unable to completely inspect and investigate registered public accounting firms headquartered in Chinese mainland or Hong Kong, the PCAOB may act immediately to consider the need to issue new determinations consistent with the HFCA Act, and we may be identified as a Commission-Identified Issuer again. In accordance with the HFCA Act as amended by the Consolidated Appropriations Act, 2023, if the PCAOB is unable to continue to inspect or investigate completely registered public accounting firms headquartered in Chinese mainland or Hong Kong, including our independent registered public accounting firm, for two consecutive years, our securities (including our ADSs and Shares) would be delisted from the NYSE and will be prohibited from trading on other U.S. stock exchanges and “over-the-counter” in the U.S. Delisting of our ADSs would force our U.S.-based shareholders to sell their ADSs or convert them into Shares listed in Hong Kong. Although we are listed in Hong Kong, investors may face difficulties in migrating their underlying ordinary shares to Hong Kong, or may have to incur increased costs or suffer losses in order to do so. The risk and uncertainty associated with delisting of our securities or other anticipated negative impacts of the HFCA Act upon and investor sentiment towards China-based companies listed in the United States would have a negative impact on the price of our ADSs and Shares, and may significantly affect our ability to raise capital in the future, which would have a material adverse impact on our business, financial condition, and prospects.

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

Pursuant to SAFE Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly-listed companies may, prior to the exercise of an option, submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies. In the meantime, our directors, executive officers, other employees and those of our subsidiaries’ who are PRC citizens or who are non-PRC citizens residing in the PRC for a continuous period of not less than one year, subject to limited exceptions, and whom we or our overseas listed subsidiaries have granted RSUs, options or restricted shares, may follow the Notice on Issues Concerning the Foreign Exchange

Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, issued by SAFE in February 2012, to apply for the foreign exchange registration. According to those regulations, employees, directors and other management members participating in any stock incentive plan of an overseas publicly listed company who are PRC citizens or who are non-PRC citizens residing in China for a continuous period of not less than one year, subject to limited exceptions, are required to register with SAFE through a domestic qualified agent, which may be a PRC subsidiary of the overseas listed company, and complete certain other procedures. Failure to complete the SAFE registrations or comply with other related PRC regulations in the process may subject them to fines and legal sanctions and may also limit their ability to make payment under the relevant equity incentive plans or receive dividends or sales proceeds related thereto in foreign currencies, or may limit our ability and the ability of our subsidiaries to contribute additional capital into the domestic subsidiaries in China and limit the ability of the domestic subsidiaries of us and our subsidiaries to distribute dividends to us and our subsidiaries. We and our subsidiaries also face regulatory uncertainties under PRC law that could restrict our ability or the ability of our overseas listed subsidiaries to adopt additional equity incentive plans for our directors and employees who are PRC citizens or who are non-PRC citizens residing in the PRC for a continuous period of not less than one year, subject to limited exceptions.

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

Under PRC laws, rules and regulations, each of our subsidiaries incorporated in China is required to set aside a portion of its net income each year to fund certain statutory reserves. These reserves, together with the registered equity, are not distributable as cash dividends. As a result of these laws, rules and regulations, our subsidiaries incorporated in China are restricted in their ability to transfer a portion of their respective net assets to their shareholders as dividends. In addition, registered share capital and capital reserve accounts are also restricted from withdrawal in the PRC, up to the amount of net assets held in each operating subsidiary. As of March 31, 2026, these restricted net assets totaled RMB344.6 billion (US$50 billion).

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

There exist substantial uncertainties with respect to the interpretation and implementation in practice of the Administrative Measures for Internet Advertising by various government authorities. We derive a significant amount of our revenue from P4P services and other related services. Our P4P services and other related services may be considered to, in part, involve Internet advertisement. We may incur additional taxes/fees in connection with our P4P and other related services. Moreover, PRC advertising laws, rules and regulations require advertisers, advertising operators and advertising distributors to ensure that the content of the advertisements they prepare or distribute is fair and accurate and is in full compliance with applicable law. Violation of these laws, rules or regulations may result in penalties, including fines, confiscation of advertising fees and orders to cease dissemination of the advertisements. In circumstances involving serious violations, the PRC government may suspend or revoke a violator’s business license or license for operating an advertising business. In addition, the Administrative Measures for Internet Advertising require paid-for search results to be clearly distinguished from organic search results so that consumers will not misunderstand the nature of these search results. Therefore, we are obligated to distinguish from others the merchants who purchase the above-mentioned P4P and related services or the relevant listings by these merchants. Complying with these requirements, including any penalties or fines for any failure to comply, may significantly reduce the attractiveness of our platforms and increase our costs, and could have a material adverse effect on our business, financial condition and results of operations.

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

A number of our China operating entities enjoy these preferential tax treatments. There is no guarantee that these entities will be able to renew or maintain the above-mentioned qualifications when such qualifications expire or be able to meet new requirements under continuously evolving rules concerning preferential tax treatments, and if any of our China operating entities fails to do so, it will not be able to continue to enjoy the preferential tax treatments. For example, certain of our subsidiaries did not obtain the key software enterprise status for calendar years 2024 and 2025. The discontinuation of any of the various types of preferential tax treatment we enjoy could materially and adversely affect our results of operations. See “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Taxation — PRC Income Tax.”

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

There are uncertainties as to the application of Bulletin 7 and Bulletin 37. Bulletin 7 may be determined by the tax authorities to be applicable to some of our offshore restructuring transactions or sale of the shares of our offshore subsidiaries or investments where PRC taxable assets are involved. The transferors and transferees may be subject to the tax filing and the transferees may be subject to withholding or tax payment obligation, while our PRC subsidiaries may be requested to assist in the filing. Furthermore, we, our non-resident enterprises and PRC subsidiaries may be required to spend valuable resources to comply with Bulletin 7 or to establish that we and our non-resident enterprises should not be taxed under Bulletin 7 for our previous and future restructuring or disposal of shares of our offshore subsidiaries, which may have a material adverse effect on our financial condition and results of operations.

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

A significant majority of our revenue is denominated in Renminbi. The Renminbi is currently convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, but requires approval from or registration with appropriate government authorities or designated banks under the “capital account,” which includes foreign direct investment and loans, including loans we may secure from our onshore subsidiaries or VIEs. Currently, our PRC subsidiaries, that are foreign invested enterprises, may purchase foreign currency for settlement of “current account transactions,” including payment of dividends to us, without the approval of SAFE by complying with certain procedural requirements. However, the relevant PRC governmental authorities may limit or eliminate our ability to purchase foreign currencies in the future for current account transactions.

Since 2016, PRC governmental authorities have enhanced supervision and regulations on outbound capital flows, including heightened scrutiny over “irrational” overseas investments for certain industries, as well as certain “abnormal” offshore investments.

On January 18, 2017, SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, or Circular 3, which, among others, may simplify administrative procedures, reinforces authenticity and compliance verification of outbound investment transactions. In addition, the Outbound Investment Sensitive Industry Catalog (2018) lists certain sensitive industries that are subject to NDRC pre-approval requirements prior to remitting investment funds offshore, which may subject us to increased approval requirements and restrictions with respect to our overseas investment activity. Since a significant majority of our PRC revenue is denominated in Renminbi, any existing and future regulations on currency exchange or outbound capital flows may limit our ability to utilize revenue generated in Renminbi to fund our business activities outside of the PRC, make investments, service any debt we have incurred or may incur outside of China, including our outstanding senior notes and other debt securities we may offer in the future, repurchase shares or pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

Fluctuations in exchange rates could result in foreign currency exchange losses to us.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among others, changes in political and economic conditions and the foreign exchange policy adopted by governments. It is difficult to predict how market forces or PRC or U.S. government policy, including any interest rate increases or cuts by the Federal Reserve, may impact the exchange rate between the Renminbi and the U.S. dollar in the future. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, including from the U.S. government. The U.S. government has labelled China a “currency manipulator” in the past and continues to accuse China of engaging in unfair and manipulative currency practices. The U.S. government may also take actions to eliminate perceived unfair competitive advantages created by alleged manipulating actions. Any actions taken by the U.S. government in this regard as well as China’s possible responses could result in greater fluctuation of the Renminbi against the U.S. dollar.

A significant majority of our revenues and costs are denominated in Renminbi, and the majority of our financial assets are also denominated in Renminbi while the majority of our debt is denominated in U.S. dollars. Any significant fluctuations in the value of the Renminbi may materially and adversely affect our liquidity and cash flows. If we decide to convert our Renminbi into U.S. dollars for the purpose of repaying principal or interest expense on our outstanding U.S. dollar-denominated debt, repurchasing shares, making payments for dividends on our ordinary shares or ADSs or other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount we would receive. Conversely, to the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive. In addition, the revenues and costs of certain of our international businesses are denominated in local currencies. Fluctuations in exchange rates of these currencies may have a material adverse effect on our financial condition and results of operations. From time to time we enter into hedging activities with regard to exchange rate risk. There can be no assurance that our hedging activities will fully mitigate these risks or mitigate any risk at all or that our counterparties will be able to perform their obligations, and in addition hedging activities may result in greater volatility in our financial results.

The approval, filing or other requirements of the CSRC or other PRC regulatory authorities may be required under PRC law in connection with any future issuance of securities overseas, and, if required, we cannot predict whether or for how long we or our subsidiaries will be able to obtain such approval or complete such filing.

PRC laws and regulations in relation to the share issuance and listing of Chinese companies overseas have been evolving. On July 6, 2021, the relevant PRC authorities issued the Opinions on Intensifying Crack Down on Illegal Securities Activities, which called for strengthening the administration over illegal securities activities and enhancing the supervision on overseas listings by Chinese companies. As a follow-up, on February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five supporting relevant guidelines, or collectively, the Overseas Listing Trial Measures, which took effect on March 31, 2023. The Overseas Listing Trial Measures clarify the scope of overseas offerings and listings by Chinese domestic companies which are subject to the filing and reporting requirements thereunder. Pursuant to the Overseas Listing Trial Measures, an overseas offering and listing by a Chinese company, including any follow-on offering, secondary listings or other equivalent offering activities, whether directly or indirectly, shall be filed with the CSRC. Specifically, a Chinese company whose securities had already been listed overseas prior to the effectiveness of the Overseas Listing Trial Measures is required to file with the CSRC with respect to any follow-on offering in the same overseas market where its securities are listed within three business days after completion of such follow-on offering. The Overseas Listing Trial Measures have also imposed additional reporting obligations on listed companies upon the occurrence of certain circumstances, including but not limited to change of controlling interest and delisting. See “Item 4. Information on the Company — B. Business Overview — Regulation — Other Regulations — Regulation of Overseas Listing.” There are substantial uncertainties as to the interpretation and implementation of these rules and regulations. If we fail to properly or timely complete the reporting procedures with the CSRC upon the occurrence of the circumstances stipulated in the Overseas Listing Trial Measures, or the filing procedures with the CSRC for our future securities offerings and listings outside of Chinese mainland, we may be subject to penalties, sanctions and fines imposed by the CSRC and relevant departments of the State Council.

PRC regulatory authorities have also promulgated laws and regulations relating to cybersecurity review of Chinese companies listing overseas. According to the Revised Cybersecurity Review Measures, any network platform operator possessing over one million users’ individual information must apply for cybersecurity review before listing abroad. As we may conduct follow-on offerings and our subsidiaries may seek listing overseas in the future, we and our subsidiaries may be required to apply for cybersecurity review in accordance with the Revised Cybersecurity Review Measures before offerings and listings, as applicable. Failure to comply with these laws and regulations may subject us or our subsidiaries to penalties including fines, suspension of business, prohibition against new user registration and revocation of required licenses. These new and evolving regulatory requirements could significantly increase our regulatory compliance costs, and it is uncertain whether we can, or how long it will take us to, obtain the relevant approval or complete the relevant reviews and filings for any offshore offerings, which would limit or hinder our ability to continue to offer securities to investors and the ability of our subsidiaries to seek IPOs or continue to offer securities to investors. Any uncertainties or negative publicity regarding such approval, reviews and filings could materially and adversely affect our business, prospects, reputation, and the trading prices of our ADSs and/or Shares.

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

The trading prices of our ADSs and Shares have been and is likely to continue to be volatile and could fluctuate widely in response to a variety of factors, many of which are beyond our control. For example, the high and low closing prices of our ADSs on the NYSE in fiscal year 2026 were US$189.34 and US$99.37, respectively. Likewise, the high and low closing prices of our Shares on the Hong Kong Stock Exchange during fiscal year 2026 were HK$185.10 and HK$101.30, respectively. In addition, the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in Hong Kong and/or the United States may affect the volatility in the prices of and trading volumes for our ADSs and/or Shares. Some of these companies have experienced significant volatility. The trading performances of these companies’ securities may affect the overall investor sentiment towards other companies with business operations located mainly in China and listed in Hong Kong and/or the United States and consequently may impact the trading performance of our ADSs and/or Shares. In addition to market and industry factors, the prices and trading volumes for our ADSs and/or Shares may be highly volatile for specific reasons, including:

•
variations in our results of operations or earnings that are not in line with market or securities research analyst expectations or changes in financial estimates by securities research analysts;

•
regulatory developments, including new laws and regulations issued and the overall trend of government enforcement actions;
•
macroeconomic environment, including long-term and short-term fiscal and monetary policies;
•
publication of operating or industry metrics by third parties, including government statistical agencies, that differ from expectations of industry or securities research analysts;
•
announcements made by us or our competitors of new product and service offerings, AI and other technologies, acquisitions, strategic relationships, joint ventures or capital commitments;
•
media and other reports, whether or not comprehensive or true, about us and our business, our lead founder Jack Ma or other directors and management and key employees, Ant Group or our ecosystem participants, changes in our corporate structure, capital markets and other financing transactions, including negative reports published by short sellers, regardless of their veracity or materiality to us;
•
litigation and regulatory allegations, inspections, investigations, proceedings or enforcements that involve us or our ecosystem participants, including our third-party service providers, such as our professional service providers including financial institutions, accountants, auditors, legal counsel and other professional service providers;
•
changes in pricing or other business practices we or our competitors adopt;
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
•
sales or perceived potential sales or other dispositions of existing or additional ADSs and/or Shares or other equity or equity-linked securities, or issuance of ADSs or Shares upon conversion of the convertible senior notes.

Any of these factors may result in large and sudden changes in the volume and trading prices of our ADSs and/or Shares. In addition, the stock market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies and industries. These fluctuations may include a so-called “bubble market” in which investors temporarily raise the price of the stocks of companies in certain industries, such as the technology industry, to unsustainable levels. These market fluctuations may significantly affect the trading prices of our ADSs and/or Shares. In the past, following periods of volatility in the market price of a company’s securities, shareholders have often instituted securities class action litigation against that company. We were named as a defendant in certain purported shareholder class action lawsuits described in “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal and Administrative Proceedings – Shareholder Class Action Lawsuits.” The litigation process of defending against such lawsuits may utilize a material portion of our cash resources and divert management’s attention from our day-to-day operations, all of which could harm our business. If adversely determined, such class action suits may have a material adverse effect on our financial condition and results of operations.

Substantial future sales or perceived potential sales of our ADSs, Shares, or other equity or equity-linked securities in the public market could cause the price of our ADSs and/or Shares to decline significantly.

Sales of our ADSs, Shares, or other equity or equity-linked securities in the public market, or the perception that these sales could occur, could cause the market price of our ADSs and/or Shares to decline significantly. All of our Shares trading on the Hong Kong Stock Exchange and Shares represented by ADSs are freely transferable by persons other than our affiliates without restriction or additional registration under the U.S. Securities Act. The Shares held by our affiliates and other shareholders are also available for sale, subject to volume and other restrictions as applicable under Rules 144 and 701 under the U.S. Securities Act, under sales plans adopted pursuant to Rule 10b5-1 or otherwise. Divestitures of our ADSs and/or Shares by shareholders, announcements of any plan to divest our ADSs and/or Shares, or hedging activities by third-party financial institutions in connection with derivatives or other financing arrangements entered into by shareholders, could also cause the price of our ADSs and/or Shares to decline.

Conversion of the convertible senior notes may dilute the ownership interest of our existing shareholders and ADS holders.

The conversion of some or all of our convertible senior notes will dilute the ownership interests of existing ordinary shareholders and holders of the ADSs. Any conversion of the convertible senior notes into ordinary shares or ADSs could depress the market price of our ordinary shares and ADSs if such ordinary shares or ADSs are sold into the secondary market. While we have entered into capped call transactions to reduce the potential dilution with respect to our ordinary shares and ADSs upon such conversion and/or offset any cash payments that we will be then required to make in excess of the principal amount of the converted notes, such strategy with respect to the capped call transactions is subject to the risks described below, under “— The capped call transactions may affect the market price of the ADSs” and “— We are subject to counterparty risk with respect to the capped call transactions.” Furthermore, if the market price of our ADSs exceeds the cap price of the capped call transactions at maturity of the convertible senior notes, the number of ADSs we would get upon exercising the capped call would be less than what should be delivered to the noteholders, and thus there would nevertheless be dilution upon conversion of the convertible senior notes at maturity. Moreover, if we are to settle the capped call in cash, there would be no ADSs delivered to us and there may also be dilution upon conversion of the convertible senior notes. In addition, if a portion of the capped call transactions are terminated early in connection with an early conversion of a portion of the convertible senior notes and the difference between the market price and the conversion price of our ADSs at such time exceeds the allocable amount per ADS that we receive as a termination payment in respect of such early termination, there would still be dilution upon conversion of such convertible senior notes.

The capped call transactions may affect the market price of our ordinary shares and ADSs.

We have entered into privately negotiated capped call transactions with the option counterparties in connection with the convertible senior notes. The capped call transactions are generally expected to reduce potential dilution to the ADSs and the ordinary shares represented thereby upon any conversion of the convertible senior notes and/or offset any cash payments that we will be then required to make in excess of the principal amount of the converted notes, with such reduction and/or offset subject to a cap.

The option counterparties or their respective affiliates have established and may modify their hedge positions by entering into or unwinding various derivative transactions with respect to the ADSs, the convertible senior notes or other securities of ours and/or purchasing or selling the ADSs, the convertible senior notes or other securities of ours in secondary market transactions prior to the maturity of the convertible senior notes (and are likely to do so following any conversion of the convertible senior notes, repurchase of the convertible senior notes by us, in each case, if we opt to unwind the relevant portion of the capped call transactions early). The effect, if any, of this activity on the market price of our ADSs and other securities will depend on a variety of factors, including market conditions, and cannot be ascertained at this time. Any of this activity could, however, also cause or avoid an increase or a decrease in the market price of the ADSs or other securities of ours. In addition, any of the option counterparties may choose to engage in, or to discontinue engaging in, any of these transactions with or without notice at any time, and its decisions will be in its sole discretion and not within our control. Moreover, if any such capped call transaction fails to become effective, the capped call option counterparty thereto and/or its respective affiliate may unwind its hedge positions with respect to such transaction, which could adversely affect the price of our ADSs and other securities.

We are subject to counterparty risk with respect to the capped call transactions.

The option counterparties of the capped call transactions we have entered into in connection with our convertible senior notes are financial institutions, and we will be subject to the risk that one or more of the option counterparties may default or otherwise fail to perform, or may exercise certain rights to terminate, their obligations under the capped call transactions. Our exposure to the credit risk of the option counterparties will not be secured by any collateral. If any capped call option counterparty becomes subject to insolvency proceedings, we will become an unsecured creditor in those proceedings with a claim equal to our exposure at the time under such transaction. Our exposure will depend on many factors but, generally, our exposure will increase if the market price or the volatility of our ADSs increases. In addition, upon a default or other failure to perform, or a termination of obligations, by a capped call option counterparty, we may suffer more dilution than we currently anticipate with respect to the ADSs and the underlying ordinary shares. We can provide no assurances as to the financial stability or viability of the option counterparties.

Changes to our shareholder return initiatives may adversely affect the trading prices of our ADSs and Shares.

We have implemented shareholder return initiatives through share repurchases and dividends. We continually assess our shareholder return initiatives based on a number of factors, including without limitation, business fundamentals, capital requirements, financial conditions and share price, and may adjust our shareholder return initiatives from time to time.

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

Since our listing in Hong Kong in 2019, we have consistently been one of the most actively-traded companies on the Hong Kong Stock Exchange. However, we cannot assure you that an active trading market for our ordinary shares on the Hong Kong Stock Exchange will be sustained. In addition, we cannot assure you that an active trading market for our ADSs on the NYSE or for our other securities will be sustained. For example, since our listing in Hong Kong in 2019, investors have been converting our ADSs into Shares listed in Hong Kong and vice versa. If our investors convert a significant portion of our ADSs into Shares listed in Hong Kong or if such conversions happen suddenly or at a rapid pace, the price and liquidity of our ADSs could be severely impacted. The trading price or liquidity for our ADSs on the NYSE and the trading price or liquidity for our ordinary shares on the Hong Kong Stock Exchange in the past might not be indicative of those of our ADSs on the NYSE and our ordinary shares on the Hong Kong Stock Exchange in the future. In addition, legislation, executive orders and other regulatory actions, such as the HFCA Act and U.S. Executive Order 13959, may cause our ADSs to be delisted from the NYSE. See “— Risks Related to Doing Business in the People’s Republic of China — Our ADSs will be delisted and our ADSs and shares prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, as amended, if the PCAOB is unable to inspect or investigate completely auditors located in China.” See also “— Risks Related to Our Business and Industry — Changes in national trade or investment policies and barriers to trade or investment, and any ongoing geopolitical conflict, have affected and may have further adverse effect on our business and expansion plans, and could lead to the delisting of our securities from U.S. exchanges and/or other restrictions or prohibitions on investing in our securities.” If an active trading market of our ordinary shares on the Hong Kong Stock Exchange, our ADSs on the NYSE or our other securities is not sustained, the market price and liquidity of our ordinary shares, our ADSs or our other securities, could be materially and adversely affected, and there may be difficulties in enforcing obligations with respect to our other securities.

In 2014, the Hong Kong, Shanghai and Shenzhen Stock Exchanges collaborated to create an inter-exchange trading mechanism called Stock Connect that allows international and mainland Chinese investors to trade eligible equity securities listed in each other’s markets through the trading and clearing facilities of their home exchange. Stock Connect allows certain mainland Chinese investors to trade directly in eligible equity securities listed on the Hong Kong Stock Exchange, known as Southbound Trading. Our ordinary shares, which trade on the Hong Kong Stock Exchange, have been included in the Shanghai-Hong Kong Stock Connect and the Shenzhen-Hong Kong Stock Connect programs since September 10, 2024, so that eligible investors in Chinese mainland now have access to the trading of our ordinary shares. If our ordinary shares subsequently become ineligible for or are removed from any of the Stock Connect programs, the market price and liquidity of our ordinary shares, our ADSs or our other securities could be materially and adversely affected.

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

Our shareholders may face difficulties in protecting their interests, and the ability of our shareholders, the SEC, the DOJ, and other U.S. authorities to bring actions against us may be limited in the foreign jurisdictions where we operate.

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

Our Articles provide that in the event that any shareholder initiates or asserts any claim or counterclaim against us, or joins, offers substantial assistance to or has a direct financial interest in any claim or counterclaim against us, and does not obtain a judgment on the merits in which the initiating or asserting party prevails, then the shareholder will be obligated to reimburse us for all fees, costs and expenses (including, but not limited to, all reasonable attorneys’ fees and other litigation expenses) that we may incur in connection with such claim or counterclaim. These fees, costs and expenses that may be shifted to a shareholder under this provision are potentially significant and this fee-shifting provision is not limited to specific types of actions, but is rather potentially applicable to the fullest extent permitted by applicable law.

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

In addition, our Articles are specific to us and include certain provisions that may be different from common practices in Hong Kong, such as the minimum shareholding required to requisition an extraordinary general meeting is one-third of the voting rights of our issued shares which are entitled to vote at general meetings, as opposed to the threshold of 10% voting rights in Hong Kong.

Furthermore, due to jurisdictional limitations, matters of comity and various other factors, the ability of U.S. authorities, such as the SEC and the DOJ, to investigate and bring enforcement actions against companies may be limited in foreign jurisdictions, including China. Local laws may constrain our and our directors’ and officers’ ability to cooperate with such an investigation or action. For example, according to Article 177 of the PRC Securities Law, no overseas securities regulator is allowed to directly conduct investigations or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide documents or materials relating to securities business activities to overseas parties. As a result of the foregoing, our public shareholders may have more difficulty in protecting their interests through actions against us, our management, our directors, our officers or our major shareholders, than they otherwise would with respect to a corporation incorporated in a jurisdiction in the United States or Hong Kong. Shareholder protection through actions by the SEC, the DOJ and other U.S. authorities also may be limited.

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

As a foreign private issuer in the United States, we are exempt from, among others, the rules prescribing the furnishing and content of proxy statements under the U.S. Exchange Act and the rules relating to selective disclosure of material non-public information under Regulation FD under the U.S. Exchange Act. In addition, our executive officers, directors and principal shareholders are exempt from the short-swing profit and recovery provisions and our principal shareholders are exempt from the reporting requirements contained in Section 16 of the U.S. Exchange Act. We are also not required under the U.S. Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as domestic U.S. companies with securities registered under the U.S. Exchange Act. For example, in addition to annual reports with audited financial statements, domestic U.S. companies are required to file with the SEC quarterly reports that include interim financial statements reviewed by an independent registered public accounting firm and certified by the companies’ principal executive and financial officers. By contrast, as a foreign private issuer, we are not required to file such quarterly reports with the SEC or to provide quarterly certifications by our principal executive and financial officers. As a result, holders of our ADSs may be afforded less protection than they would under the U.S. Exchange Act rules applicable to domestic U.S. companies.

We adopt different practices as to certain matters as compared with many other companies listed on the Hong Kong Stock Exchange.

We completed our public offering in Hong Kong in November 2019 and the trading of our Shares on the Hong Kong Stock Exchange commenced on November 26, 2019 under the stock code “9988.” On June 19, 2023, we announced the addition of a Renminbi counter for trading our Shares under the stock code “89988.” We voluntarily converted our secondary listing status to a primary listing status on the Hong Kong Stock Exchange, effective August 28, 2024, and we became subject to certain provisions of the Hong Kong Listing Rules, the Takeovers Codes and the SFO that were previously waived, exempted or not applicable to us as a secondary-listed company on the Hong Kong Stock Exchange. Nevertheless, we have been granted and still enjoy a number of waivers from strict compliance with the Hong Kong Listing Rules and continue to adopt different practices as to those matters, including but not limited to the accounting standards we use to prepare our consolidated financial statements and certain shareholder protection requirements, as compared with other companies listed on the Hong Kong Stock Exchange that do not enjoy those waivers.

The voting rights of holders of our ADSs are limited by the terms of the Deposit Agreement.

Holders of our ADSs may exercise their voting rights with respect to the ordinary shares underlying their ADSs only in accordance with the provisions of the Deposit Agreement. Upon receipt of voting instructions from them in the manner set forth in the Deposit Agreement, the depositary for our ADSs will endeavor to vote their underlying ordinary shares in accordance with these instructions. Under our Articles of Association, the minimum notice period required is 21 days for convening an annual general meeting and 14 days for convening an interim general meeting. When a general meeting is convened, holders of our ADSs may not receive sufficient notice of a shareholders’ meeting to permit them to withdraw their ordinary shares to allow them to cast their votes with respect to any specific matter at the meeting. In addition, the depositary and its agents may not be able to send voting instructions to holders of our ADSs or carry out their voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to holders of our ADSs in a timely manner, but they may not receive the voting materials in time to ensure that they can instruct the depositary to vote the ordinary shares underlying their ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any vote. As a result, holders of our ADSs may not be able to exercise their rights to vote and they may lack recourse if the ordinary shares underlying their ADSs are not voted as they requested.

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

Based on the composition of our income and assets, and the valuation of our assets, including goodwill, we do not believe we were a passive foreign investment company, or PFIC, for our most recent taxable year ended March 31, 2026, although there can be no assurance in this regard. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets and the valuation of our assets from time to time. Specifically, we will be classified as a PFIC for United States federal income tax purposes for any taxable year if either: (i) 75% or more of our gross income for that taxable year is passive income, or (ii) at least 50% of the value (generally determined on a quarterly basis) of our assets for that taxable year is attributable to assets that produce or are held for the production of passive income, or the asset test. There is uncertainty with respect to the value of our assets that should be taken into account for purposes of the asset test, and the significant volatility and decline in the trading prices of our ADSs and ordinary shares in recent years have increased the risk that we were or could be treated as a PFIC for our most recent taxable year. There also can be no assurance that we will not be a PFIC for the current or any future taxable year. In particular, any further decline in the trading price of our ADSs and ordinary shares may result in our becoming a PFIC. See “Item 10. Additional Information — E. Taxation — Material United States Federal Income Tax Considerations — Passive Foreign Investment Company.”

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

Alibaba Group Holding Limited is a Cayman Islands holding company. The principal executive offices of major businesses within Alibaba Group are located at 960-1 West Wen Yi Road, Yu Hang District, Hangzhou 311121, People’s Republic of China. Our telephone number at this address is +86‑571‑8502‑2088. Our registered office in the Cayman Islands is located at the offices of Trident Trust Company (Cayman) Limited, Fourth Floor, One Capital Place, P.O. Box 847, George Town, Grand Cayman, Cayman Islands. Our agent for service of process in the United States is Corporation Service Company located at 19 West 44th Street, Suite 200, New York, NY 10036. Our corporate website is www.alibabagroup.com. For information about our significant subsidiaries, as that term is defined under Section 1-02 of Regulation S-X under the U.S. Securities Act, please see “ – C. Organizational Structure.”

During this fiscal year, to advance our “user first” strategy and enhance user experience, we undertook a strategic combination of Taobao and Tmall Group, Ele.me and Fliggy into Alibaba China E-commerce Group. We simplified the financial reporting structure by reclassifying Cainiao, Amap and Hujing Digital Media and Entertainment Group into “All others.” Following this strategic re-alignment, for fiscal year 2026, our business segments are (1) Alibaba China E-Commerce Group, (2) Alibaba International Digital Commerce Group, (3) Cloud Intelligence Group and (4) All others.

We have a demonstrated track record of successful organic business creation. We are investing decisively in our strategic priorities of AI + Cloud and consumption. In addition to organic growth, we have made, or have entered into agreements to make strategic investments, acquisitions, dispositions and alliances that are intended to further our strategic objectives. See “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Recent Investments, Acquisitions, Dispositions and Strategic Alliance Activities” for more information. We fund our operations and strategic investments from cash generated from our operations and through debt and equity financing. See “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Liquidity and Capital Resources” for more information. For more information on our capital expenditures, see “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Capital Expenditure and Capital Commitment.”

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

Our founders started our company to champion small businesses, in the belief that the Internet would level the playing field by enabling small enterprises to leverage innovation and technology to grow and compete more effectively in domestic and global economies. We believe that concentrating on customer needs and solving their problems – whether those customers are consumers, merchants or enterprises – ultimately will lead to the best outcome for our business. In the digital era, we are staying true to our mission by helping our customers and business partners harness the power of digital technology, AI and cloud infrastructure to optimize operations, unlock new opportunities and drive innovation. Our decisions are guided by how they serve our mission over the long term, not by the pursuit of short-term gains.

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

Company Overview

Alibaba’s strategic priorities are AI + Cloud and consumption. We provide the technology infrastructure and marketing reach to help merchants, brands, retailers and other businesses leverage technology to engage with their users and customers and operate in a more efficient way. We empower enterprises with our full-stack AI capabilities and services to facilitate their AI transformation and to support the growth of their businesses. AI technology will also enhance user value across our e-commerce and other Internet platforms to transform our existing businesses.

In fiscal year 2026, our businesses comprise Alibaba China E-commerce Group, Alibaba International Digital Commerce Group, AI + Cloud businesses, and others. An ecosystem has developed around our platforms and businesses that consists of consumers, merchants, brands, retailers, enterprises, third-party service providers, strategic alliance partners and other businesses.

Alibaba China E-commerce Group

E-commerce

We are the largest retail commerce business in the world in terms of GMV in the twelve months ended March 31, 2026, according to Analysys. To further enhance overall user experience, in fiscal year 2026 we undertook a strategic combination of Taobao and Tmall Group, Taobao Instant Commerce (formerly known as Ele.me) and Fliggy into Alibaba China E-commerce group, to transform our various e-commerce platforms into a comprehensive consumption platform.

Leveraging our product and supply chain capabilities as well as fulfillment and delivery expertise, our consumers can enjoy a one-stop consumption experience with broad variety of quality products and services at attractive prices as well as a wide selection of delivery options that satisfy their needs.

Quick Commerce

Taobao Instant Commerce, a leading local services and on-demand delivery platform in China, enables consumers to use the Taobao, Taobao Instant Commerce, and Alipay apps to order meals, groceries, pharmaceuticals, FMCG, electronics, flowers, and apparel online. In addition, Fengniao Logistics, the on-demand delivery network of Taobao Instant Commerce, provides last-mile logistics services for Tmall brands and Alibaba Health.

China Commerce Wholesale

1688.com, China’s largest integrated domestic wholesale marketplace in the twelve months ended March 31, 2026 by net revenue according to Analysys, connects wholesale buyers and sellers across a wide range of categories.

Alibaba International Digital Commerce Group

Alibaba International Digital Commerce Group (AIDC) operates various retail and wholesale platforms to empower brands, merchants and SMEs to serve global buyers and consumers through wide product selection and differentiated customer experiences.

International Commerce Retail

Our International commerce retail businesses, including AliExpress, Trendyol and Lazada, empower brands and merchants with local market insights and critical commerce infrastructure. AliExpress, one of our international e-commerce platforms, enables global consumers to buy directly from manufacturers and distributors in China and around the world. Trendyol, which we believe is by far the leading e-commerce platform in Türkiye in terms of GMV in 2025, and serves consumers with a broad selection of products and services. Lazada, a leading e-commerce platform in Southeast Asia, serves one of the largest markets in the global e-commerce industry by providing consumers with access to a broad range of offerings from local SMEs, as well as regional and global brands.

International Commerce Wholesale

We operate Alibaba.com, China’s largest integrated international online wholesale marketplace in the twelve months ended March 31, 2026 by revenue, according to Analysys. During fiscal year 2026, buyers who sourced business opportunities or completed transactions on Alibaba.com were located across over 190 countries.

AI + Cloud Businesses

We possess full-stack AI capabilities. Chips and cloud computing form the infrastructure layer, while the AI model and application layer comprises foundation models, model-as-a-service (MaaS), and both enterprise and consumer applications.

Alibaba Group is the world’s fourth largest and Asia Pacific’s largest Infrastructure-as-a-service provider by revenue in 2025 in U.S. dollars, according to Gartner April 2026 report (Source: Gartner®, “Market Share: IaaS, Worldwide, 2025”, 10 April 2026, Sorted by Infrastructure-as-a-Service (IaaS), Vendor Revenue Basis) (Asia Pacific refers to Mature Asia/Pacific, China (Region), Emerging Asia/Pacific and Japan (Region), and market share refers to that of Infrastructure-as-a-Service (IaaS)). Alibaba Group is also China’s largest provider of public cloud services by revenue in 2025, including PaaS and IaaS services, according to IDC (Source: IDC Quarterly Public Cloud Service Tracker, 2025H2&Q4). Leveraging our full-stack cloud capabilities and proprietary products portfolio, Cloud Intelligence Group offers a comprehensive suite of cloud services based on a three-tiered architecture of infrastructure-as-a-service (IaaS), platform-as-a-service (PaaS) and model-as-a-service (MaaS) to customers worldwide. We leverage these product capabilities and technologies to provide our customers across various verticals with industry-specific solutions, enabling intelligent business decisions and operations in the AI era. T-Head, our chip design subsidiary, has brought its proprietary GPU into production at scale, supporting end-to-end AI workloads from training and fine-tuning to inference.

Qwen model family, our enterprise-grade large model suite, drives rapid AI adoption across key verticals and delivers measurable productivity gains through its full-stack, multimodal capabilities. Powered by our most advanced Qwen foundation model, Qwen app, our flagship consumer-facing AI application transforms proprietary model leadership into scalable, real-world applications. Wukong, our AI-to-B AI agent platform, enables AI-powered upgrades to enterprise workflows.

We believe the added value of our AI + Cloud services translates into direct and tangible results, and these services have become a critical foundation for our customers, many of whom are reputable industry leaders in their respective verticals.

Other businesses

We continue to innovate and develop new service and product offerings with the aim of addressing the evolving needs of our customers, improving efficiency in their daily lives and creating synergies among our ecosystem participants. Our other businesses include Freshippo, Cainiao, Alibaba Health, Hujing Digital Media and Entertainment Group, Amap, among others.

Our Ecosystem

An ecosystem has developed around our platforms and businesses, consisting of consumers, merchants, brands, retailers, enterprises, third-party service providers, strategic alliance partners and other businesses. At the nexus of this ecosystem are our technology platform, our marketplace rules and the role we play in connecting these participants to make it possible for them to discover, engage and transact with each other and manage their businesses anytime and anywhere. Our ecosystem has strong self-reinforcing network effects benefiting its various participants, who are in turn invested in the growth and success of our ecosystem.

The following chart sets forth our main businesses for fiscal year 2026 by segment:

Our Strategies

With the dawn of the AI agent era, AI models and capabilities are rapidly being embedded into all kinds of mainstream work environments, with token consumption surging across sectors. For enterprises and organizations, AI technology advancement drives profound industry transformation that changes the way people live and work. AI application provides enterprises and organizations with innovative tools to elevate productivity to a new level. On the consumption side, AI will also profoundly reshape e-commerce for both merchants and consumers. At the same time, consumers are seeking enhanced and more efficient shopping experience enabled by quick commerce.

While such transformation presents tremendous opportunities, it requires us to be more focused, innovative and agile in establishing strategic priorities and strengthening our competitive advantages. We have continued to invest decisively in our strategic priorities – AI + Cloud and consumption, and we have seen great momentum with technological advances, customer adoption, market share and user engagement over the past fiscal year. Looking ahead, we continue to strive to strengthen our leadership and build core capabilities in these two strategic priorities.

AI + Cloud

As we enter into a new era driven by agents, compared to earlier phases of AI, models and applications have become much more closely integrated and this is critically important for both model and application development. In the early stages of AI, most pre-training relied on static datasets. Now, in the agentic era, many advances will stem from the close integration between models and business applications, as well as from data feedback loops generated in real customer usage scenarios.

Faced with an industry transformation and strategic opportunity of this magnitude, Alibaba Group is in a new phase of entrepreneurial reinvention and critical investment oriented toward the future. Alibaba has built complete full-stack AI capabilities set to support this exponential growth in demand. We possess full-stack AI capabilities: chips and cloud computing form the infrastructure layer, while the AI model and application layer — anchored by Alibaba Token Hub Business Group — comprises foundation models, MaaS, and both enterprise and consumer applications. Together, these give us end-to-end coverage and use cases across the entire stack.

At the infrastructure layer, the compute demands of large-scale AI models require reliable cloud infrastructure for optimal efficiency, creating clear and massive demand for cloud services in the AI era. We will continue to invest in AI infrastructure. We remain committed to building a reliable, efficient and globally distributed AI infrastructure network that empowers our customers and ecosystem partners to capture growth opportunities in the AI era. We will continue to expand T-Head’s compute supply and contribute high-quality compute to our cloud infrastructure and MaaS platform, strengthening the competitiveness of our cloud services. We aim to deepen T-Head’s co-design with Alibaba Cloud infrastructure and our foundation models to deliver superior price-performance and lower inference costs.

At the model and application layer, we have established the Alibaba Token Hub Business Group with the core mission of creating, delivering, and applying tokens. AI technological capabilities are fundamental to our growth strategy, with AI foundation models playing an important role in elevating productivity. We will continue to invest in proprietary AI foundation models to maintain technological leadership. Through foundational architectural innovation of our foundation models, we strive to improve inference efficiency while reducing inference costs. On the consumer application side, we launched the Qwen app building on the strength of our foundation models. We aim to deepen Qwen app’s integration across Alibaba’s ecosystem, giving it unique capabilities across the lifestyle domain and enabling it to become the leading all-in-one personal AI assistant for life, work, and learning. We also launched our AI-to-B agent platform, Wukong. We aim to progressively integrate business-to-business (B2B) commercial capabilities across Alibaba’s entire ecosystem to support Wukong in becoming the ultimate AI work assistant.

Beyond the application layer, MaaS serves as the channel linking the model and application layers. In addition to supporting our internal businesses, we are investing in our MaaS offering to support a broad range of external AI industry applications and to capture the enormous market value and opportunity in this area.

In addition, we believe there are significant opportunities to be captured outside China by addressing the AI compute and MaaS needs of international customers and Chinese customers expanding overseas. Leveraging our proven expertise from the Chinese market, we strive to offer industry-leading and cost-effective technologies and products that are competitive on the global stage. Looking ahead, to deliver tailored, customer-centric support to global enterprises and organizations, we will further expand the coverage of our global infrastructure network and localized support teams, accelerate the establishment of a global AI infrastructure network and promote the globalization of AI-related products. We believe that our continued commitment to long-term growth and investment in overseas markets will unlock incremental growth opportunities for us.

Consumption

Consumption continues to present significant opportunities in China and globally.

China’s digital consumption market encompasses diverse value propositions. As a comprehensive consumer platform, Taobao serves a broad and varied consumer base. To further strengthen our competitiveness and tap into new growth potential, we continue to expand the platform’s offerings of high-quality products and services to meet multi-tiered consumer demands, ultimately delivering a shopping experience defined by quality products, competitive pricing and exceptional service. We continue to invest in user growth and have increased our focus on competitively priced products, customer service and membership programs, aimed at delivering an exceptional user experience in all aspects. Across our efforts of executing a multi-tiered strategy to cater to all aspects of consumption needs, we view price competitiveness as one of our key value propositions. To make the price of our products more appealing to our consumers, we continue to leverage our position as China’s leading e-commerce platform to further improve the efficiency of our service offerings and supply chain capabilities. We strive to improve our consumers’ shopping experience via a more reliable and multi-tiered delivery experience.

We see a huge market opportunity in quick commerce. Quick commerce addresses widespread, everyday needs for consumers. Taobao already has a large and diverse user base and large base of existing merchants, while we also have well-established on-demand fulfillment infrastructure. Looking ahead, we anticipate greater convergence between traditional e-commerce and quick commerce. We believe quick commerce is reshaping users’ consumption habits. Quick commerce represents a high-frequency use case and through this strategic investment, we aim to drive greater user engagement and long-term user growth on Taobao and Tmall.

Going forward, we will also continue to invest in key AI initiatives as consumers adapt to consumption in the AI agent era. Alibaba has both leading AI full stack capabilities and extensive lifestyle and commerce use cases. We believe there are synergies to be realized by gradually integrating Qwen app with e-commerce, map navigation, local services, and more, to create an AI-powered entry point for everyday life. We believe AI innovation and ecosystem collaboration reinforcing each other will deliver substantial user value to consumers.

While enhancing consumer experiences, we are also actively improving the operating environment for merchants on our platform. We are strengthening support for merchants that provide high-quality products and services to consumers and leveraging AI to boost their operating efficiency. We are rolling out new AI-driven tools, including Wukong, our AI-native enterprise agent, for merchants to help upgrade their operating models with AI. Together, we strive to foster a sustainable and mutually beneficial ecosystem for all stakeholders.

Despite evolving complexities in the global macro environment, we remain firmly committed to providing a multi-tiered suite of product and service offerings to our consumers worldwide, and creating growth opportunities for our global merchants and partners. Our core globalization strategies are supported by our robust ecosystem of consumption and technology.

Environmental, Social and Governance Responsibilities

ESG, as the foundation of our long-term strategy, not only provides a framework for solving a series of global challenges, but is fundamental to Alibaba’s journey towards lasting 102 years. We believe we can only create and sustain a profitable and prosperous business by bringing about positive changes to society. We are committed to assuming greater responsibility while pursuing business excellence as the operator of a platform economy.

Our Businesses

Alibaba China E-commerce Group

E-Commerce

We operate the largest retail commerce business in the world in terms of GMV in the twelve months ended March 31, 2026, according to Analysys. We aim to build a comprehensive consumer platform integrating daily life services and e-commerce. Consumers can access our various marketplaces, channels, features, services and content within our ecosystem through the Taobao app. Empowered by our commerce technologies and services, we appeal to a massive consumer base by providing them with diversified and comprehensive offerings at attractive prices supported by quality services.

•
Consumers

We serve a large and diversified consumer base in China, across both large cities and less-developed areas, and we continue to grow our user base. We believe our platforms continue to appeal to consumers at various income levels and address all aspects of consumption needs. We focus on enhancing user experience on our platform, and have consolidated supply chains, user bases and membership benefits across our businesses and launched a tiered loyalty program that connects Taobao Instant Commerce, Fliggy and Amap, enhancing user experiences across a full spectrum of consumption scenarios. Generally, the longer the consumers have been with us, the more orders they tend to place across a more diverse range of product categories. 88VIP members, our highest spending consumer group, showed a similar level of retention rate in fiscal year 2026 compared to that of fiscal year 2025.

•
Products and Services

We believe our ecosystem offers the most comprehensive range of products and services among global commerce platforms to meet the diverse demands of our massive and diversified consumer base across different segments. We have developed a digital commerce infrastructure that offers an upgraded consumer experience by deepening the collaboration across businesses within our ecosystem. Leveraging our product and supply chain capabilities, consumers can enjoy a broad variety of quality products, such as branded products, imported goods, products sourced directly from manufacturers and farms as well as idle goods. We have also developed logistics expertise and capabilities that allow us to offer a full range of high-frequency fulfillment services to satisfy consumer demand. Our comprehensive delivery options include on-demand delivery, half-day delivery, same-or-next-day delivery and next-day pick-up services, which capture the varying needs of consumers living in large cities and less-developed areas. Our key businesses are:

o
Taobao and Tmall

Taobao means “search for treasure” in Chinese. It serves as the starting point and destination portal for many users’ shopping journey and provides a top-level traffic funnel that directs users to the various marketplaces, channels and features within our ecosystem. The platform leverages a balanced mix of brands and diversified supplies to build up its merchandise assortment. Consumers from both large cities and less-developed areas come to Taobao to enjoy an engaging and personalized shopping experience, optimized by our data analytics and technology.

Tmall caters to consumers’ demand for high-quality products and premium shopping experience. Branded goods fulfill this quality-driven consumption needs, and a large number of international and Chinese brands and retailers have established storefronts on the platform, with full control over their own branding and merchandising. Merchants, brands and retailers can take advantage of our significant traffic to extend and build brand awareness and customer engagement. We enable brands to accurately identify and engage with target consumers.

Diversified supply connects value-seeking consumers with directly sourced value-for-money products, offering a variety of quality products, which empowers long-tail merchants and manufacturers, enable SMEs to achieve sustainable growth on our platform.

o
Tmall Global

Tmall Global addresses the increasing demand of consumers in China for international products and brands. Tmall Global serves as the premier platform through which overseas brands and retailers reach consumers in China, build brand awareness and gain valuable consumer insights to form their overall China strategies, without the need for physical operations in China. We believe Tmall Global is a leading import e-commerce platform in China.

o
Tmall Supermarket

Tmall Supermarket offers daily necessities, FMCG and general merchandise through Taobao app with same-or-next-day delivery services. By leveraging our technology capabilities and consumer insights, Tmall Supermarket facilitates the digital transformation of its offline partners, enhancing their supply chain management capabilities.

o
Xianyu

Xianyu is China’s largest consumer-to-consumer community and marketplace for idle goods, in terms of GMV for the twelve months ended March 31, 2026, according to Analysys. Through Xianyu, consumers can find a wide variety of second-hand goods, recycled goods, consignment, items for rent, and long-tail products, offered by individual users and small businesses.

•
Consumer and Merchant Experience

We aim to build a comprehensive platform integrating shopping and daily life services that enhance our user’s experience across a full spectrum of consumption scenarios. The massive amount of user and merchant activities taking place every day on our China commerce retail platforms generate significant consumer insights. By leveraging proprietary AI and data technologies, we are able to aggregate and build on deep consumer insights to provide more accurate search results and relevant recommendation feeds that enhance the shopping experience for our consumers. Our various commerce platforms also enable merchants to engage with consumers through a variety of formats, including livestreaming, short-form videos, interactive games and microblogs. We continue to introduce interactive features to facilitate user engagement with brands, merchants and content creators. Along with these features and formats, our relevant and engaging entertainment content plays an important role in consumers’ product discovery process and shopping journey, and drives user stickiness and retention on our various platforms.

On the merchant end, we focus on improving their operating environment and help them enhance efficiency. Merchants, brands and retailers turn to Taobao and Tmall not only for their broad user base, but also for their consumer insights and technology. Taobao and Tmall have driven the digitalization and transformation of merchants, brands and retailers by enabling them to digitalize their operations, engage, acquire and retain consumers, increase brand recognition, innovate product offerings, manage supply chains and enhance operating efficiency. In particular, Taobao and Tmall offer a variety of one-stop brand marketing and promotional products to help merchants, brands and retailers quickly acquire new users, launch new products and to improve conversions. Merchants, brands and retailers can easily create storefronts and listings on Taobao and Tmall.

We provide merchants with diversified marketing services to enhance their business performance. Taobao and Tmall merchants can purchase P4P, in-feed marketing and display marketing and software services to direct traffic to their storefronts. In addition, merchants can acquire additional traffic from third-party marketing affiliates to further expand their reach. We continue to see increasing penetration of Quanzhantui due to its convenience of use and improvement of marketing efficiency. Additionally, we implemented user-friendly promotion mechanisms and increased support for merchants that provide high-quality products and consumer services.

•
Branding and Monetization Platforms - Alimama, our proprietary monetization platform

Alimama is our monetization platform. Using our proprietary technology, this platform matches the marketing demands of merchants, brands and retailers on all of the platforms in our ecosystem with the media resources on our own platforms and third-party properties. The platform supports P4P marketing and software services based on keyword search rankings, in-feed marketing targeting different groups of consumers, or display marketing at fixed positions that are bid on through auctions, as well as cost per thousand impression (CPM)-based, time-based marketing formats, or individual campaigns at fixed cost, through the display of photos, graphics, videos and livestreaming.

The ranking of P4P search results on our marketplaces is based upon proprietary algorithms that take into account the bid price of keywords, the popularity and quality of an item, service or merchant, as well as customer feedback rankings of the merchant or service provider. Our in-feed and display marketing and software services take these factors into consideration, along with other consumer insights generated across our ecosystem, to further deliver an engaging and relevant content discovery process and shopping experience to our consumers through livestreaming, short-form videos, interactive games and other formats. The relevance and comprehensiveness of insights based on commercial activity and user activity in our ecosystem as well as our AI capabilities such as Quanzhantui which provide a unique advantage for Alimama to deliver the most relevant information to users through highly engaging content and effective format, which in turn enables merchants to improve their efficiency and ensure their sustainable development on our platform.

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

Quick Commerce

Taobao Instant Commerce

Taobao Instant Commerce (formerly known as Ele.me), a leading local services and on-demand delivery platform in China, enables consumers to use the Taobao, Taobao Instant Commerce and Alipay apps to order meals, groceries, pharmaceuticals, FMCG, electronics, flowers, and apparel online. In addition, Fengniao Logistics, the on-demand delivery network of Taobao Instant Commerce, provides last-mile logistics services for Tmall brands and Alibaba Health.

In fiscal year 2026, we rebranded “Ele.me” to “Taobao Instant Commerce” to closely align it with the Taobao app and strengthen our branding. To unlock synergies with our e-commerce business, we expanded our product offerings for non-food categories and accelerated the onboarding of offline stores, with nearly 5,000 Tmall brands on the Taobao Instant Commerce channel as of March 31, 2026.

China Commerce Wholesale

1688.com

1688.com, China’s largest integrated domestic wholesale marketplace in the twelve months ended March 31, 2026 by net revenue, according to Analysys, provides sourcing and online transaction services by connecting manufacturers and wholesale sellers to wholesale buyers in China. These manufacturers, wholesale sellers and wholesale buyers trade a diverse range of products. Sellers may purchase a China TrustPass membership for an annual subscription fee to list items on 1688.com, reach customers, provide quotations and transact on the marketplace without any additional charges. Paying members may also pay for premium memberships and value-added services, such as premium data analytics and upgraded storefront management tools, as well as customer management services, such as P4P marketing and software services from the website and app. In fiscal year 2026, value-added services and customer management services together contributed the majority of 1688.com’s total revenue.

In fiscal year 2026, 1688.com continue to utilize a series of AI tools to enhance the day-to-day operations of buyers and sellers. Buyers can source products more efficiently via smart search, price comparison and product review analyses. Sellers can streamline their store management and product listing processes using innovative features such as AI digital assistant and intelligent product highlights generation.

Alibaba International Digital Commerce Group

Alibaba International Digital Commerce Group operates various retail and wholesale platforms including AliExpress, Trendyol, Lazada and Alibaba.com. While maintaining a strategic emphasis on key regions, AIDC narrowed loss significantly year-over-year, driven by enhancing operating and investment efficiency.

International Commerce Retail

In fiscal year 2026, our international commerce retail businesses together achieved 9% revenue growth, primarily driven by strong performance in cross-border operations and supported by technological innovation, business model enhancement, supply chain upgrade and enhanced consumer experience

AliExpress

AliExpress is a global e-commerce platform targeting consumers around the world and enabling them to buy directly from manufacturers and distributors in China and around the world. Consumers can access the marketplace through AliExpress’ mobile app or websites. As of March 31, 2026, AliExpress covered over 200 countries and regions globally.

AliExpress continues to expand its regional merchant networks and supply chains to diversify and enrich its product offerings in different markets. AliExpress’ Choice provides an enhanced experience to consumers by combining better product selection, price and quality with speed of logistics and great customer support. The unit economics of the AliExpress' Choice business continued to improve substantially. In FY26, AliExpress introduced its “AliExpressDirect” model that leverages inventories in over 30 countries, and launched the “Brand+” program that provides go-to-market solutions to brands going overseas.

Trendyol

Trendyol, which we believe is by far the leading e-commerce platform in Türkiye in terms of GMV in 2025, and serves consumers with a broad selection of products and services. Consumers also enjoy quality and convenient delivery services provided by Trendyol’s fulfillment and logistics networks. Beyond Türkiye, Trendyol has expanded to other valuable emerging markets, by leveraging its abundant product supply and fast and reliable logistics capability.

Lazada

Lazada, a leading e-commerce platform in Southeast Asia, serves one of the largest markets in the global e-commerce industry by providing consumers with access to a broad range of offerings from local SMEs, and regional and global brands. Additionally, Lazada operates one of the leading e-commerce logistics network in Southeast Asia, serving its consumers and merchants with reliable, quality and convenient logistics services that are critical to online shopping experience in Southeast Asia.

International Commerce Wholesale

Alibaba.com is China’s largest integrated international online wholesale marketplace in terms of revenue in the twelve months ended March 31, 2026, according to Analysys. It connects Chinese and overseas suppliers to overseas wholesale buyers, who are typically trade agents, wholesalers, retailers, manufacturers and SMEs engaged in the import and export business, and provides them with sourcing, online transaction, digital marketing, digital supply chain fulfillment and financial services.

Sellers on Alibaba.com may purchase an annual membership to reach customers, provide quotations and transact on the marketplace. As of March 31, 2026, Alibaba.com had over 240,000 paying members from China and around the world. Sellers may also purchase additional value-added services to manage product listings and facilitate transaction processes, such as upgraded storefront management tools, customer relationship management SaaS services, trade assurance and logistics fulfillment services, as well as customer management services, such as P4P marketing and software services from the website and app. In fiscal year 2026, value-added services and customer management services together contributed the majority of Alibaba.com’s total revenue. Additionally, during the same period, over 47 million buyers from over 190 countries sourced business opportunities or completed transactions on Alibaba.com.

During fiscal year 2026, Alibaba.com saw broader adoption by merchants of its AI-powered tools for marketing, procurement and product listing, which provided multiple ways for the platform to monetize. In fiscal year 2026, we released Accio, an AI-enabled business-to-business procurement engine, and Accio work, an agentic business platform designed to handle the full operating lifecycle of global small and medium – sized businesses beyond sourcing alone, aiming to lower the entry barrier for cross-border commerce and enhance operational efficiency.

AI + Cloud Businesses

We possess full-stack AI capabilities. Chips and cloud computing form the infrastructure layer, while the AI model and application layer comprises foundation models, MaaS, and both enterprise and consumer applications.

Cloud Intelligence Group

Alibaba Group is the world’s fourth largest and Asia Pacific’s largest Infrastructure-as-a-service provider by revenue in 2025 in U.S. dollars, according to Gartner April 2026 report (Source: Gartner®, “Market Share: IaaS, Worldwide, 2025”, 10 April 2026, Sorted by Infrastructure-as-a-Service (IaaS), Vendor Revenue Basis) (Asia Pacific refers to Mature Asia/Pacific, China (Region), Emerging Asia/Pacific and Japan (Region), and market share refers to that of Infrastructure-as-a-Service (IaaS)). Alibaba Group is also China’s largest provider of public cloud services by revenue in 2025, including PaaS and IaaS services, according to IDC (Source: IDC Quarterly Public Cloud Service Tracker, 2025H2&Q4). In 2025, the revenue of China’s public cloud service market, including IaaS, PaaS and SaaS markets, accounted for 0.2% of China’s GDP, which is significantly lower than that of the U.S. and indicates tremendous room for growth. The industry has experienced significant growth in recent years with increasing adoption of both infrastructure services and value-added services by enterprises.

The technologies that power Cloud Intelligence Group originally grew out of the massive scale and complexity of the needs of our China commerce businesses, which encompass commerce, payments and logistics. Leveraging our full-stack cloud capabilities and proprietary products portfolio, Cloud Intelligence Group offers a comprehensive suite of cloud services based on a three-tiered architecture of infrastructure-as-a-service (IaaS), platform-as-a-service (PaaS) and model-as-a-service (MaaS) to customers worldwide. These services not only enable our customers to build a flexible, scalable, affordable and secure technology infrastructure, but also equip them with leading data capabilities that efficiently handle complex management, analytics and machine learning tasks, thereby generating significant business insights and enabling intelligent business decisions and operations. We leverage these capabilities and technologies to support our ecosystem and provide our customers across various verticals with industry-specific solutions, including those for commerce, financial services and industrial applications. In addition, as part of our globalization strategy, Cloud Intelligence Group continued to expand our international cloud computing infrastructure to better serve our customers’ needs in overseas markets. As of March 31, 2026, Cloud Intelligence Group offered computing services in 34 regions globally.

Cloud Intelligence Group has built a comprehensive MaaS ecosystem centered around our AI + Cloud businesses, establishing China’s first and globally leading full-stack agentic service capability. According to Frost & Sullivan’s “State of GenAI: Foundational Model in Chinese Enterprise, 2025H2”, Qwen ranked first with a 32% market share in enterprise-level large model invocation in China in 2H2025. According to Omdia’s “AI Cloud Market: China - 1H25”, Alibaba Cloud ranked first, capturing 35.8% market share in China’s AI cloud market.

Our self-developed AI platform, Platform for AI (PAI), and our Lingjun Intelligent Computing Service utilizes advanced software-hardware integrated optimization technology to achieve high performance and large-scale cluster scalability, to enable stability in large model training and near-linear acceleration. PAI provides a serverless service mode that offers end-to-end support for the fine-tuning, evaluation, and deployment of major open-source large models, as well as comprehensive inference optimization solutions.

Cloud Intelligence Group’s unique advantages lie in our proprietary technology and continued commitment to invest in research and development of new product offerings and industry-specific solutions for our customers and partners. Cloud Intelligence Group continues to attract customers that are reputable and have the potential to adopt cloud services at a meaningful scale. In fiscal year 2026, Cloud Intelligence Group served approximately 67% of A-share listed companies in China. As AI transformation accelerates, our customers, especially those from traditional verticals, have increased their usage of our cloud services. We believe our cloud services have become a critical foundation that many of our customers increasingly depend on in their daily operations.

T-Head

T-Head, our chip design subsidiary, has brought its proprietary GPU into production at scale, supporting end-to-end AI workloads from training and fine-tuning to inference. Compatible with mainstream AI frameworks, T-Head enhances our long-term computing supply capacity. By combining its capabilities with our Qwen models and cloud computing, it delivers highly cost-effective AI services to external customers. This business has scaled rapidly and now contributes meaningfully to our cloud infrastructure supply.

Qwen Model Family

Qwen model family, our enterprise-grade large model suite, continues to drive rapid AI adoption across key verticals, including intelligent manufacturing, financial services, consumer retail, and cloud-native development, delivering measurable productivity gains through its full-stack, multimodal capabilities. Underpinned by cutting-edge AI foundation models, extensive real-world deployment, and clear technological leadership, our Qwen models are scaling rapidly in both technology innovation and adoption. Qwen models have demonstrated leading capabilities in multimodal AI with strong performance across reasoning, coding, agentic tasks and multimodal understanding, while delivering higher inference efficiency and broader global accessibility.

Qwen App

Powered by our most advanced Qwen foundation model, Qwen app, our flagship consumer-facing AI application transforms proprietary model leadership into scalable, real-world applications. Under the new era of task‑oriented execution in the AI industry, Qwen app is deeply integrated with core services across our ecosystem, including Taobao and Tmall, Taobao Instant Commerce, Amap, Fliggy, and Alipay. Qwen app intelligently coordinates services across multiple platforms as an AI assistant capable of executing large‑scale, real‑world complex tasks. This ecosystem-wide integration further expands our user reach, strengthens engagement across Alibaba’s platforms, and reinforces our leadership in applied AI. Since its launch, Qwen app has seen tremendous growth in user engagement. In March 2026, consumer-facing Qwen has surpassed 295 million monthly active users across all platforms.

Wukong

Wukong is our AI-native enterprise-grade AI-to-B agent platform. Wukong enables AI-powered upgrades to enterprise workflows while remaining compatible with each organization’s data permissions and management processes. It serves as the unified interface for Alibaba’s AI capabilities in enterprise work environments. B2B commercial capabilities across Alibaba’s entire ecosystem will be progressively integrated via technical formats, such as Wukong Skills, to support Wukong in becoming the ultimate AI work assistant. DingTalk provides the enterprise operating system foundation, including users, permissions, and ecosystem for Wukong, while

Wukong redefines DingTalk into an AI-native enterprise platform in the AI Agent era. In March 2026, DingTalk was integrated as Wukong into the AI + Cloud framework, with Wukong positioned as the core token consumption platform and value amplifier for MaaS. In March 2026, DingTalk’s paying active daily users surpassed 36 million. According to QuestMobile, DingTalk is the largest business efficiency mobile app in China by monthly active users in March 2026.

Other businesses

In addition to those discussed above, our other businesses also include Freshippo, Cainiao, Alibaba Health, Hujing Digital Media and Entertainment Group, Amap, among others.

Amap

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

In fiscal year 2026, Amap launched the "Amap Street Stars" feature, a trust-based rating system designed to strengthen consumer confidence and enable merchants to focus on operations, ultimately supporting the healthy and sustainable growth of the offline service sector. Furthermore, Amap undertook a comprehensive AI transformation with the launch of Amap 2025, bringing spatial intelligence into dynamic real-world scenarios. On October 1, 2025, the first day of the National Day holiday in China, Amap recorded an all-time high of more than 360 million peak daily active users.

Cainiao

Cainiao has established a smart logistics network with end-to-end logistics capabilities on a global scale, powered by practical and cost-effective logistics technologies solutions. Cainiao controls the key nodes of the logistics network to ensure service quality, efficiency and reliability, while leveraging trusted partners’ capabilities to drive scalability and capital efficiency. Cainiao provides a wide array of innovative logistics solutions in China and around the world, serving both our e-commerce businesses as well as third parties.

In 2026, Cainiao launched ZeeBot, an innovative climbing robot enhancing warehouse space utilization and order picking efficiency for customers. In fiscal year 2026, Cainiao continued to expand its global logistics network, strengthening its presence in key European markets.

Hujing Digital Media and Entertainment Group

Youku, a leading online long-form video platform in China, produces and distributes high-quality video content, enabling users to search, view and share such content quickly and easily across multiple devices. The Youku brand is among the most-recognized online video brands in China. Insights we gain from our ecosystem and our proprietary technology enable Youku to leverage AI technology to deliver relevant and captivating content to its users.

Damai Entertainment has a diversified business model, providing performance and event ticketing management in both domestic and international markets, IP-related licensing and operations, content production, promotion and distribution, as well as data services for the entertainment industry. Damai Entertainment’s subsidiary Damai is a comprehensive live performances service provider in China, providing ticketing management for events including concerts, plays and sports events. In fiscal year 2026, Damai maintained its leading position in the concert ticketing industry by serving almost all large-scale concerts in China. In addition, Damai Entertainment continues to tap into high-quality IP and explore IP commercialization.

Freshippo

Freshippo, our new retail platform for groceries and fresh goods, integrates advanced technology and AI to redefine a healthy and convenient retail experience. Leveraging its excellent product innovation and research and development capabilities, robust supply chain management and multi-layer and multi-temperature logistics and fulfillment infrastructure, Freshippo continues to optimize its product matrix and build up private label offerings to deliver high-quality and healthy selections for consumers. By embedding AI capabilities across the entire retail value chain, Freshippo is building a new consumption paradigm by seamlessly integrating online and offline retail experiences and continues to drive operating efficiency through technology. In fiscal year 2026, Freshippo consistently focused on selected retail formats and expanded footprints to additional emerging cities and counties, which continues to strengthen the brand’s reputation among consumers. Furthermore, Freshippo strengthened its integration with Taobao Instant Commerce by providing high-quality product offerings. As a result, Freshippo’s overall GMV exceeded RMB 107 billion in fiscal year 2026. Freshippo Supermarket, one of Freshippo’s core retail format, operates over 490 stores with online transactions contributing more than 60% of Freshippo Supermarket’s GMV in fiscal year 2026. During the same period, Freshippo achieved positive full-year adjusted EBITA for the second consecutive year, attributable to the scalability and sustainability of the business.

Alibaba Health

Alibaba Health, our flagship platform in the healthcare sector, deeply integrates AI technology with pharmaceutical and healthcare service capabilities across the entire value chain. Alibaba Health has built an intelligent healthcare ecosystem that seamlessly combines online and offline capabilities. With a focus on user needs, we leverage AI technology to empower the intelligent transformation of medical and doctor services, enhancing the accessibility of pharmaceutical and health products as well as service efficiency. In addition, we actively explore innovative approaches for “AI+Healthcare” industry transformation.

Sales and Marketing

Our sales and marketing efforts emanate from the fundamental pillars that constitute our ecosystem, which include Alibaba China E-commerce Group, Alibaba International Digital Commerce Group, and Cloud Intelligence Group. We have wide consumer recognition of our brands and enjoy significant organic traffic through word-of-mouth. We believe the reputation and ubiquitous awareness of our brands and platforms in China and abroad provide us with the best and most cost-efficient marketing channel. In addition, we continue to improve our user experience by enriching interactive content, broadening the assortment of value-for-money products and consolidating membership benefits across our businesses to enhance user experience across a full spectrum of consumption scenarios. During fiscal year 2026, we enhanced our marketing efforts, such as by organizing a highly coordinated marketing and promotional campaign for the 11.11 Global Shopping Festival and AliExpress’ Black Friday promotion, in order to expand our user base both within China and abroad. We expect to continue allocating our resources in future marketing activities. We also expect to enhance our monetization capability through leveraging our AI and data technologies to develop and offer more personalized and innovative services, so as to improve customer experience and wallet share. Furthermore, our major business segments and other elements in our ecosystem provide synergistic advantages and create cross-promotional opportunities.

Our AI + Cloud businesses remain committed to continually upgrading our products and services to better facilitate the AI transformation and long-term sustainable growth of our customers. We have established a professional in-house sales team that works closely with our solution architects and product team to provide product recommendation and services to our customers. We have also conducted a variety of marketing activities to promote our brand and products and grow our customer base on an ongoing basis.

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

Our research and development team members play key roles in various international standardization organizations in areas such as security, and actively participate in international open-source foundations focusing on areas such as software engineering, cloud-native applications and databases. In fiscal year 2026, we further pursued our strategic focus on “AI + Cloud” and consumption and will continue to focus on three areas: cloud and AI infrastructure, AI foundation models and native applications, and the AI-driven transformation of our existing businesses.

Key components of our technology include those described below:

Artificial Intelligence

Qwen model family, our enterprise-grade large model suite, continues to drive rapid AI adoption across key verticals, including intelligent manufacturing, financial services, consumer retail, and cloud-native development, delivering measurable productivity gains through its full-stack, multimodal capabilities. Underpinned by cutting-edge AI foundation models, extensive real-world deployment, and clear technological leadership, our Qwen models are scaling rapidly in both technology innovation and adoption. Qwen models have demonstrated leading capabilities in multimodal AI with strong performance across reasoning, coding, agentic tasks and multimodal understanding, while delivering higher inference efficiency and broader global accessibility.

Technology Infrastructure

Our data centers utilize a leading distributed fault-tolerant architecture, advanced self-developed power and cooling equipment, AI-driven intelligent monitoring and operation technologies to provide reliable support, with high elasticity and high-density capabilities, to our intelligent computing business. Combined with a high proportion of clean energy use, our data centers provide stable, secure, efficient, agile, and green infrastructure services.

Cloud Operating System

We have developed a proprietary general-purpose distributed computing operating system, Apsara, inclusive of Shenlong Compute (our hardware virtualization architecture), Pangu (our distributed cloud storage system)and Luoshen (our cloud network structure), and have built the Lingjun Intelligent Computing Cluster and a global AI computing network, providing Cloud Intelligence Group’s customers and our core businesses with enhanced computing power, accelerated computation, storage and network capabilities to support their and our business growth in the new technology era.

Database

We have comprehensively optimized the three-tier disaggregated architecture of our cloud-native transactional database, PolarDB, enhancing its processing capabilities for AI workloads, with built-in model operator services to meet online inference demands and the LakeBase architecture for efficient management of massive metadata in the AI era. We have also continuously refined the serverless capabilities of our cloud-native analytical database, AnalyticDB. By achieving full serverless compute and supporting heterogeneous computing scheduling, and by integrating large model, we now support real-time analytics, online inference and generation on a super-large scale. Furthermore, we have upgraded the cloud-native multimodal database, Lindorm, to handle full-stack AI multimodal data processing. Through storage optimization, processing convergence, and large model integration, we have realized fused retrieval and intelligent processing of multimodal data. Concurrently, capabilities such as database operations and maintenance (O&M) and data analytics have undergone a comprehensive intelligent upgrade via an agent-based model.

Big Data Analytics Platform

We have continued to advance the technology architecture for data-AI integrated products. Through OpenLake architecture, we have built AI omni-modal data infrastructure to optimize storage-computation efficiency and costs. We have comprehensively upgraded our large-scale distributed technical capabilities across both computing engines and AI training and inference platforms, achieving deep optimization of our training and inference services. Furthermore, we provide computing services equipped with AI coding and agentic capabilities, along with out-of-the-box model customization capabilities.

Security

We are committed to building a comprehensive security system, with technical capabilities covering core areas such as network security, data protection, business risk control, and AI safety. We have built an end-to-end multi-dimensional defense system, including endpoints, public networks, backbone networks and data centers, to continue to strengthen cloud-native security technologies ensuring the safety of customer data and consumer data. The Fuyuan large model serves as the underlying intelligent engine in the security domain, providing intelligent support for network security, data privacy, and business risk control.

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

The Compliance and Risk Committee of our board of directors is responsible for overseeing our overall compliance and risk management framework, including cybersecurity risk management. Our risk management committee, consisting of senior management team members across legal, finance, security, technology and other departments, designs the implementation and operation of our compliance and risk management policies and procedures and review risk assessment reports. Among the risk management committee members, the head of Security Department has over 10 years of experience in the fields of data security and cybersecurity. Our risk management committee reports to the Compliance and Risk Committee on material regulatory developments, risk management measures and risk incidents, including those related to cybersecurity. In case a significant cybersecurity incident occurs, our risk management committee will review the information and issues involved, oversee the remedial procedures to be taken and report to the Compliance and Risk Committee as appropriate.

Led by our head of Security Department, our team of dedicated cybersecurity, data security and technology professionals with extensive industry knowledge and having integrated AI technology to build an intelligent proactive defense system, are responsible for detecting, tracking and remediating cybersecurity incidents, as well as assessing and mitigating cybersecurity threats, and reporting to the risk management committee as appropriate. As part of our cybersecurity risk management process, we embed AI capabilities into risk identification, development security, incident response and other key areas, leverage AI for automated vulnerability detection and attack simulation to identify potential risks, regularly conduct application security assessments and vulnerability testing and maintain various incident response plans to protect against potential attacks. In addition, we monitor industry trends on cybersecurity risks and may also obtain input on our system and network security from external intelligence teams and experts. We require all our employees to undertake data security and compliance training program annually and employees involved in app development and in the Security Department to take more specialized courses and obtain certification before product release. We operate mostly on our proprietary information systems, and in the few circumstances where we engage third-party service providers, we work closely with them to ensure their compliance with our cybersecurity standards.

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
•
AI + Cloud Customers. We compete to attract and retain enterprises, developers and organizations by offering full stack AI capabilities to accelerate their AI transformation, enhance productivity and reduce operational costs.
•
Talent. We compete for motivated and capable talent, including engineers and product developers to build compelling apps, tools, and functions and to provide services for all participants in our ecosystem.

If international players gain greater access to the China market, certain of our business could be subject to greater competition. As we acquire new businesses and expand into new industries and sectors, we face competition from major players in these industries and sectors. In addition, as we continue to expand into markets outside of China, we increasingly face competition from domestic and international players operating in these markets. See “Item 3. Key Information - D. Risk Factors — Risks Related to Our Business and Industry — If we are unable to compete effectively, our business, financial condition and results of operations would be materially and adversely affected.”

Seasonality

Our overall operating results fluctuate from quarter to quarter as a result of a variety of factors, including seasonal factors and economic cycles that influence consumer spending as well as promotions.

Historically, we have experienced seasonal fluctuations mainly in our commerce businesses. Our China commerce businesses typically record the highest levels of revenues in the fourth calendar quarter of each year due to a number of factors, including merchants allocating a significant portion of their online marketing budgets to the fourth calendar quarter, promotions, and the impact of seasonal buying patterns in respect of certain merchandise categories such as apparel. We also typically record lower levels of revenues in the first calendar quarter of each year due to a lower level of allocation of marketing budgets by merchants early in the calendar year and during the Chinese New Year holiday, during which time consumers generally spend less and businesses in China are generally closed. Our international commerce businesses are also subject to seasonal fluctuations depending on the markets we operate in.

Regulation

We operate in an increasingly complex legal and regulatory environment. We are subject to a variety of PRC and foreign laws, rules and regulations across a number of aspects of our business. As we have expanded our operations to other countries, we have become increasingly subject to applicable regulations in these jurisdictions. This section primarily summarizes the principal PRC laws, rules and regulations that we believe have the most significant impact on our business and operations within the PRC, because the PRC remains the country where we conduct a significant majority of our business and generate a significant majority of our revenues. Other jurisdictions where we conduct business have their own laws and regulations that cover many of the areas covered by PRC laws and regulations, but their focus, specifics and approaches may differ considerably.

Current PRC laws, rules and regulations restrict foreign ownership in, among other areas, value-added telecommunication services, which include the operations of ICPs. As a result, we operate our Internet businesses and other businesses in which foreign investment is restricted or prohibited in the PRC through various contractual arrangements with VIEs that are incorporated in the PRC and owned by PRC citizens or by PRC entities which are ultimately owned and/or controlled by PRC citizens, and holds all regulated licenses associated with these businesses.

The applicable PRC laws, rules and regulations governing foreign ownership and investment may change in the future. We may be required to obtain additional approvals, licenses and permits and to comply with any new regulatory requirements adopted from time to time. Moreover, substantial uncertainties exist with respect to the interpretation and implementation of these PRC laws, rules and regulations. See “Item 3. Key Information - D. Risk Factors — Risks Related to Doing Business in the People’s Republic of China — There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations, and changes in policies, laws, rules and regulations in the PRC could adversely affect us.”

PRC Regulation

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

Foreign investment in telecommunications businesses is governed by the State Council of the PRC’s Administrative Rules for Foreign Investment in Telecommunications Enterprises, or the Foreign Investment Telecommunications Rules, which was recently amended on March 29, 2022 and became effective on May 1, 2022. According to the amended Foreign Investment Telecommunications Rules, a foreign investor’s beneficial equity ownership in an entity providing value-added telecommunications services in China is generally not permitted to exceed 50% unless otherwise allowed by the competent PRC governmental authorities. Although the revised Foreign Investment Telecommunications Rules no longer require major foreign investors holding equity in enterprises providing value-added telecommunications services in China to have a good track record and operational experience in providing these services, the PRC governmental authorities have not promulgated the relevant implementation rules. Accordingly, there are uncertainties as to whether foreign investors without a good track record and operational experience in providing these services may qualify as major foreign investors in value-added telecommunications enterprises. Based on the Notice regarding the Strengthening of Ongoing and Post Supervision of Foreign Invested Telecommunication Enterprises issued by the MIIT in October 2020, foreign invested telecommunications enterprises are no longer subject to the requirement for prior MIIT approval. Nonetheless, these enterprises still need to submit the relevant materials to the MIIT to apply for new telecommunications operating permits or amended permits.

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

On February 25, 2023, the SAMR released the Administrative Measures for Internet Advertising, which came into effect from May 1, 2023. The Administrative Measures for Internet Advertising set out, among other things, the following requirements for Internet advertising activities:

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
•
“pop-up ads” must be clearly marked with a “close” sign and be closable with one click. Furthermore, the advertisers and publishers are prohibited from engaging in certain behaviors that hinder one-click closure;
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

Regulation of Online and Mobile Commerce

China’s online and mobile commerce industry as well as the PRC laws, regulations or rules specifically regulating this industry are constantly evolving. On December 24, 2014, the MOFCOM promulgated the Provisions on the Procedures for Formulating

Transaction Rules of Third Party Online Retail Platforms (Trial) to regulate the formulation, revision and enforcement of transaction rules for online retail marketplace platforms. These provisions impose more stringent requirements and obligations on online trading or service operators as well as marketplace platform providers. For example, marketplace platform providers are obligated to make public and file their transaction rules with MOFCOM or its respective provincial counterparts, to enable examination of the legal status of each third-party merchant selling products or services on their platforms and display on a prominent location on the merchant’s web page the information stated in the merchant’s business license or a link to its business license, and group buying website operators must only allow a third-party merchant with a proper business license to sell products or services on their platforms. Where marketplace platform providers also act as online distributors, these marketplace platform providers must make a clear distinction between their online direct sales and sales of third-party merchant products on their marketplace platforms.

In addition to these existing regulations, the relevant governmental authorities continue to consider and issue guidelines and implementing rules governing the online and mobile commerce industry. For example, three PRC governmental authorities (the MOF, General Administration of Customs and STA) issued a Notice on Tax Policy for Cross-Border E-commerce Retail Imports on March 24, 2016 to regulate cross-border e-commerce trading which experienced rapid growth in recent years. According to the notice, which became effective on April 8, 2016, goods imported through cross-border e-commerce retail are subject to tariff, import value-added tax, or VAT, and consumption tax based on the type of goods. Individuals purchasing any goods imported through cross-border e-commerce are liable to pay tax, while e-commerce companies, e-commerce transaction platform operators or logistics companies shall be responsible for withholding such tax.

On August 31, 2018, the Standing Committee of the National People’s Congress promulgated the PRC E-commerce Law, or the E-commerce Law, which came into effect on January 1, 2019. The E-commerce Law imposes a series of requirements on e-commerce operators including e-commerce platform operators, merchants operating on the platform and the individuals and entities carrying out business online. According to the E-commerce Law, e-commerce operators who provide search results based on consumers’ characteristics such as hobbies and consumption habits shall also provide consumers with options that are not targeted at their personal characteristics at the same time, and respect and fairly protect the legitimate interests of consumers. The E-commerce Law requires e-commerce platform operators to, among other things, verify and register the identities, addresses, contacts and licenses of merchants who apply to provide goods or services on their platforms, establish registration archives and update this information on a regular basis; submit the identification information of the merchants on their platforms to market regulatory administrative authorities as required and remind the merchants to complete registration with market regulatory administrative authorities; submit identification information and tax-related information to tax authorities as required in accordance with the laws and regulations regarding the administration of tax collection and remind the individual merchants to complete the tax registration; and establish intellectual property rights protection rules and take necessary measures against infringement of intellectual property rights by merchants on their platforms.

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

Building on the existing framework established by the E-commerce Law, the State Council of the PRC further elaborated on tax-related obligations on June 23, 2025 by publishing the Regulation on Reporting of Tax-related Information by Internet Platform Enterprises, which came into effect on the same day. This regulation stipulates additional requirements for e-commerce platform operators, including the need to report and verify detailed identity and income information of merchants on their platforms to the relevant tax authorities.

On March 15, 2021, the SAMR promulgated the Measures for the Supervision and Administration of Online Trading, or the Online Trading Measures, which was recently amended on March 18, 2025 with the amendment that took effect as of May 1, 2025. The Online Trading Measures impose a series of regulatory requirements on new forms of online trading, such as online social networking e-commerce and online livestreaming e-commerce. The Online Trading Measures expressly prohibit an online transaction platform operator from unreasonably restricting or setting any unreasonable conditions on transactions on its platform and interfering with merchants’ independent business operations, including prohibiting or restricting the merchants to operate on other e-commerce platforms. Furthermore, the Online Trading Measures require e-commerce platform operators to verify and update each merchant’s profile on a regular basis and monitor their market participant registration status. In October 2020, the SAMR promulgated the Interim Provisions for Regulating Promotional Activities, which requires e-commerce platform operators to design rules and procedures to foster fair and transparent merchandise promotional activities.

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

On March 1, 2022, the Supreme People’s Court of the PRC issued the Provisions on Issues Concerning the Application of Law for the Trial of Cases on Online Consumption Disputes (I), which came into effect on March 15, 2022 and clarify the responsibilities of online consumption platforms. According to these judicial interpretations, standard terms provided by e-commerce operators that are unfair and unreasonable to consumers may be deemed invalid, and contracts entered into between e-commerce operators and any other entity leading to false publicity by means of fictitious deals, hits or user comments shall also be null and void. Moreover, e-commerce platform operators shall be held liable as the product seller or service provider if the labels used mislead consumers to believe that the product or service is provided by the e-commerce platform. Furthermore, operators of livestreaming platforms and operators of online catering service platform are responsible for verifying the qualification and license of live-streamers who sell food products and online food service operators, respectively. The operators of e-commerce platforms can be held jointly liable for damages incurred by consumers resulting from defects in foods purchased from merchants on their platforms, if these operators fail to fulfill certain requirements and obligations.

On July 31, 2025, the SAMR issued the Compliance Guidelines for Charging Practices of Online Trading Platforms, which clearly define the scope of platform fees, and establish the core principle that platform fee standards shall be formulated in a reasonable manner based on operating costs, following the principles of fairness, legality and good faith.

On December 18, 2025, the Cyberspace Administration of China and SAMR issued the Measures for the Supervision and Administration of Livestreaming E-commerce and Measures for the Supervision and Administration of Online Trading Platform Rules, which both came into effect on February 1, 2026. Pursuant to the Measures for the Supervision and Administration of Live E-Commerce, live e-commerce platform operators shall establish and improve mechanisms governing the registration and cancellation of live streaming accounts, codes of conduct for on-platform transactions, quality assurance for goods and services, protection of consumer rights and interests, personal information and data security, as well as the administration of live room operators, live marketing personnel and relevant service agencies. The Measures for the Supervision and Administration of Online Trading Platform Rules require online transaction platform operators not to, through platform rules, impose unreasonable restrictions on the independent business activities of in-platform operators, or charge unreasonable fees, liquidated damages or compensation for damages; or to adopt platform rules to exclude or restrict consumers’ rights, reduce or exempt its own liabilities, unreasonably increase consumers’ liabilities, or engage in big data-enabled price discrimination against existing customers.

Furthermore, on December 28, 2025, the SAMR issued the Administrative Measures on the Fulfillment of Food Safety Primary Responsibilities by Livestreaming E-commerce Operators. On January 27, 2026, the SAMR issued the Provisions on the Administrative Measures on the Fulfillment of Food Safety Primary Responsibilities by Online Food Sales Operators and the Administrative Measures on the Fulfillment of Food Safety Primary Responsibilities by Online Catering Service Operators, which shall come into force on May 20, 2026 and June 1, 2026 respectively. These three regulations impose higher and more specific compliance requirements covering safety management, qualification verification, information disclosure, risk investigation and order information retention for online food, catering and live‑streaming e‑commerce platforms. Moreover, these regulations introduce a “dual penalty” mechanism that significantly increases platform’s liability for any failure to fulfill food safety obligations.

Regulation of Mobile Apps

On June 28, 2016, the Cyberspace Administration of China promulgated the Regulations for the Administration of Mobile Internet Application Information Services, which was amended on June 14, 2022 and came into effect on August 1, 2022, requiring ICPs who provide information services through mobile Internet apps to, among other things, verify the real identities of registered users through mobile phone numbers or other similar channels; establish and improve procedures for protection of user information; and establish and improve procedures for information content censorship.

On June 14, 2022, the Cyberspace Administration of China promulgated the revised Regulations for the Administration of Mobile Application Information Services, which came into effect on August 1, 2022. Pursuant to the revised Regulations for the Administration of Mobile Application Information Services, mobile app providers shall comply with relevant provisions on the scope of necessary personal information, which means the personal information without which the app cannot perform its basic functional services, when engaging in personal information processing activities and shall not compel users to agree to non-essential personal information collection or ban users from their basic functional services due to their refusal of providing unnecessary personal information. In addition, mobile app providers shall, among other things, verify the real identities of registered users; establish and improve procedures for protection of user information and information content censorship, fulfill data security protection obligations and various obligations of minors’ protection, and shall not induce users to download the applications by illegal methods or bad information. Furthermore, mobile app providers who launch new technologies, applications or functions with the attribute of public opinion or the ability of social mobilization shall conduct security assessment in accordance with the relevant provisions. If an application provider violates these regulations, application distribution platforms may issue warnings, suspend the release of its applications, or terminate the sale of its applications, and/or report the violations to governmental authorities, and the application provider may be imposed administrative penalty by the Cyberspace Administration of China and relevant competent authorities in accordance with relevant laws and regulations.

According to the Provisions on the Scope of Necessary Personal Information Required for Common Types of Mobile Internet Applications which became effective on May 1, 2021, necessary personal information is defined as the personal information necessary for ensuring the normal operation of the basic functional services of the apps, without which the app cannot perform its basic functional services.

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

According to the Circular on Strengthening the Administration of the Online Show Livestreaming and E-commerce Livestreaming issued by the National Radio and Television Administration, or the NRTA, on November 12, 2020, the overall ratio of front-line content analysts to livestreaming rooms shall be 1:50 or higher on platforms providing e-commerce livestreaming services. A platform shall report the number of its livestreaming rooms, streamers and content analysts to the provincial branch of the NRTA on a quarterly basis. To host any e-commerce promotional events such as E-commerce festivals, E-commerce days or promotion days using livestreaming, live performances, live variety shows and other live programs, the platforms shall register the information of guests, streamers, content and settings with the local branch of NRTA 14 business days in advance. Online e-commerce livestreaming platforms shall conduct relevant qualification examination and real-name authentication on businesses and individuals providing livestreaming marketing services and keep complete examination and authentication records, and shall not enable imposters or businesses or individuals without qualification or real-name registration to conduct livestreaming marketing services.

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

Regulation of Internet Drug Information Service

According to the Notice of Effectively Carrying out the Promotion and Implementation of Best Practices from Relevant Pilot Reforms released in January 2025 and the Administrative Provisions on the Filing of Internet-based Information Services for Drugs and Medical Devices released in December 2025, ICP service operators that provide information regarding drugs or medical equipment are required to file a record with the applicable provincial level counterpart of the National Medical Products Administration.

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

Regulation of Internet News Information Services

On May 2, 2017, the Cyberspace Administration of China issued the Administrative Provisions on Internet News Information Services, which came into effect on June 1, 2017 and define news information as reports and commentary on political, economic, military, diplomatic and other social and public affairs, as well as reports and commentary on emergency social events. Pursuant to these provisions, the Cyberspace Administration of China and its local counterparts are the government department in charge of supervision and administration of Internet news information. Furthermore, an ICP operator must obtain approval from the Cyberspace Administration of China in order to provide Internet news information services, including through websites, applications, forums, blogs, microblogs, public accounts, instant messaging tools, and webcasts.

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

On October 23, 2015, the Ministry of Culture promulgated the Notice on Further Strengthening and Improving the Content Review of Online Music, which took effect on January 1, 2016 and stipulate that ICPs shall carry out self-examination in respect of the content management of online music, which shall be regulated by the cultural administration departments in process or afterwards. According to this notice, ICP operators are required to submit their content administrative system, review procedures, and work standards to the provincial culture administrative department where they are located for filing within a prescribed period.

Regulation of Audio/Video Program Production

On July 19, 2004, the SARFT promulgated the Administrative Measures on the Production and Operation of Radio and Television Programs, which came into effect on August 20, 2004 and most recently amended by NRTA on June 3, 2025. These measures provide that anyone who wishes to produce or operate radio or television programs must first obtain an operating permit for their business.

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

Regulation of Express Delivery Services

The PRC Postal Law, which took effect in October 2009 and was most recently amended in 2015, sets forth the fundamental rules on the establishment and operation of an express delivery company. According to the PRC Postal Law, an enterprise that operates and provides express delivery services is required to obtain a Courier Service Operation Permit. Pursuant to the PRC Postal Law, “delivery” refers to delivery of correspondence, parcels, printed materials and other items to specific individuals or entities according to the names and addresses on the envelopes or packages, including mail acceptance, sorting, transportation, delivery, and “express delivery” refers to rapid mail “delivery” within a specified time limit.

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

On March 2, 2018, the State Council of the PRC promulgated the Provisional Regulations for Express Delivery, or the Provisional Regulations, which came into effect on May 1, 2018 and was most recently amended on April 13, 2025 with effect from June 1, 2025. The Provisional Regulations reiterate that a company operating express delivery services must obtain the Courier Service Operation Permit and sets forth specific rules and security requirements for express delivery operations.

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

In addition, under the Online Trading Measures, as an operator of an online trading platform, we must adopt measures to ensure safe online transactions, protect consumers’ rights and prevent unfair competition.

Regulation of Monopoly and Unfair Competition

On June 24, 2022, the Standing Committee of the National People’s Congress promulgated the amended PRC Anti-monopoly Law, which came into effect on August 1, 2022. The amended PRC Anti-monopoly Law requires that where concentration of undertakings reaches the filing threshold stipulated by the State Council of the PRC, a filing must be made with the anti-monopoly authority before the parties implement the concentration. Concentration refers to (i) merger of undertakings; (ii) acquisition of control over other undertakings by acquiring equities or assets; or (iii) acquisition of control over, or the possibility of exercising decisive influence on, an undertaking by contract or by any other means. The anti-monopoly authority may also require business operators to file for merger control review where concentration of undertakings fails to reach such filing threshold but there is evidence that the concentration has or may have the effect of eliminating or restricting competition. If business operators fail to comply with the mandatory filing requirement, the PRC State Administration for Market Regulation, or the SAMR, is empowered to terminate the transaction, require the disposal of relevant assets, shares or businesses within certain period, or take any other necessary measures to restore the pre-concentration status, and may also impose fines of up to 50% of the previous year’s turnover of the filing obligor if the concentration has or may have the effect of eliminating or restricting competition, or fines of up to RMB25 million if the concentration does not have such effect. In addition, the amended PRC Anti-monopoly Law introduces a “stop-clock mechanism” which may prolong the merger control review process. The SAMR issued a new set of guidelines in September 2018 to set forth the specific procedures and materials for review of concentration of undertakings. On August 3, 2008, the State Council of the PRC promulgated the Provisions of the State Council of the PRC on the Thresholds for Filing of Concentration of Undertakings, which was most recently amended in January 2024, clarifying the filing thresholds of merger control review and significantly adjusting the revenue threshold of merger control filing to either one of the following two conditions:

•
the worldwide revenue of all business operators involved in the concentration exceeds RMB12 billion collectively in previous fiscal year, and the revenue in China of at least two business operators among them each exceeds RMB800 million in previous fiscal year; or
•
the revenue in China of all the business operators involved in the concentration exceeds RMB4 billion collectively in previous fiscal year, and the revenue in China of at least two business operators among them each exceeds RMB800 million in previous fiscal year.

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

The amended PRC Anti-monopoly Law prohibits a business operator with a dominant market position from abusing such position, such as by selling commodities at unfairly high prices or buying commodities at unfairly low prices, selling products at prices below cost without any justifiable cause, or refusing to trade with a trading party without any justifiable cause. Sanctions for violation of the prohibition on the abuse of dominant market position include an order to cease the relevant activity, confiscation of the illegal gains and fines up to 50% of sales revenue of the preceding year. On March 10, 2023, the SAMR issued the Provisions on the Prohibitions of Acts of Abuse of Dominant Market Positions, which came into effect from April 15, 2023 and replaced the Interim Provisions on the Prohibition of Acts of Abuse of Dominant Market Positions issued on June 26, 2019 to further prevent and prohibit the abuse of dominant market positions.

The amended PRC Anti-monopoly Law also prohibits business operators from entering into monopoly agreements, which refers to agreements that eliminate or restrict competition with competing business operators or transaction counterparties, such as by boycotting transactions, fixing or changing the price of commodities, limiting the output of commodities or fixing the price of commodities for resale to third parties, among others, unless the business operators can prove the agreements do not have the effect of eliminating or restricting competition, their market share in relevant market is below the standard set by the anti-monopoly authority, or the agreements satisfy certain exemptions under the amended PRC Anti-monopoly Law, such as improving technologies, increasing the efficiency and competitiveness of small and medium-sized undertakings, or safeguarding legitimate interests in cross-border trade and economic cooperation with foreign counterparts. Sanctions for violations include an order to cease the relevant activity, confiscation of illegal gains, and fines up to 50% of sales revenue of the preceding year, fines up to RMB25 million if there is no sales revenue of the preceding year, or fines up to RMB15 million if the intended monopoly agreement has not been performed. In addition, business operators are prohibited from organizing other business operators to reach any monopoly agreement or providing substantive assistance for others to reach such agreements under the amended PRC Anti-monopoly Law. On March 10, 2023, the SAMR issued the Provisions on the Prohibition of Monopoly Agreements, which was most recently amended on December 9, 2025 and came into effect from February 1, 2026 to further enhance the enforcement on the supervision of monopoly agreements.

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

In February 2021, the SAMR published the Guidelines on Anti-monopoly Issues in Platform Economy, or the Platform Economy Anti-monopoly Guidelines. The Platform Economy Anti-monopoly Guidelines set out detailed standards and rules in respect to the definition of relevant markets, typical types of cartel activity and abusive behavior by companies with market dominance, which provide further guidance for enforcement of anti-monopoly laws regarding network platform operators. The Platform Economy Anti-monopoly Guidelines further detail the types of horizontal agreements, vertical agreements, hub-and-spoke agreements and collusion which may constitute monopoly agreements in the platform economy. The Platform Economy Anti-monopoly Guidelines also set out a number of key factors that may be relevant in identifying a dominant undertaking, including, among others, predatory pricing, unfair pricing, refusal to deal, restraint of trade, tie-in, unreasonable trading conditions and discrimination. In addition, concentration of undertakings involving contractual arrangements is expressly included within the ambit of SAMR’s merger control review if the filing thresholds are met. Under the Platform Economy Anti-monopoly Guidelines, the SAMR is empowered to investigate if the filing threshold is not met but the proposed concentration may have the effect of eliminating or restricting competition, and the SAMR will pay close attention to those cases where one of the following circumstances exists: (i) a party to the concentration is a start-up or an emerging platform; (ii) the turnover is low because the business model of the parties to the concentration involves the provision of free services or services charged at low prices; (iii) the relevant market is highly concentrated; and (iv) the number of competitors is small. These measures and guidelines may require us to make adjustments to some of our business practices, and our business, financial condition and results of operations may be materially and adversely affected. In addition, due to our size, these measures and guidelines may affect us more than our competitors.

On January 28, 2026, the SAMR published the Guidelines on Anti-monopoly Compliance of Internet Platforms, setting forth comprehensive compliance management requirements for internet platform operators. The Guidelines on Anti-monopoly Compliance of Internet Platforms provides refinements for monopolistic conducts of internet platforms, setting forth typical scenarios of abusing market dominance, including without limitation: (i) unreasonable high or low pricing: including charging in-platform operators fees that are significantly higher than those charged by comparable business platforms; (ii) sales below cost: including selling goods or providing services at below-cost prices by means of excessive subsidies, cross-subsidies and the like without legitimate grounds; (iii) refusal to deal: including removing products from shelves, banning accounts, complicating transaction procedures, restricting traffic flow, closing interfaces, and suspending data sharing; (iv) exclusive dealing: including imposing exclusive cooperation clauses; requiring in-platform operators not to cooperate with specific competing platforms or not to participate in promotional campaigns launched by such competing platforms; and (v) bundling or attaching unreasonable trading conditions: including adopting punitive measures such as search result demotion, traffic restriction, imposing technical barriers, service suspension and revocation of authorization by relying on standard terms, pop-up windows and mandatory operational steps that cannot be easily opted out of, modified or rejected by users.

According to the Anti-unfair Competition Law promulgated by the Standing Committee of the National People’s Congress of China on September 2, 1993 and most recently amended on June 27, 2025, business operators may not engage in anti-competitive activities, such as undue influence transactions, confusion marketing, commercial bribery, trade secret infringement and commercial libel. Failure to comply with the Anti-unfair Competition Law would subject business operators to various administrative penalties, such as imposition of fines, confiscation of illegal gains and an order to cease business activities, and payment of compensatory damages. On June 27, 2025, the National People’s Congress released the amendment to the PRC Anti-unfair Competition Law, which became effective on October 15, 2025. The amendment imposes more obligations on platform operators, requiring platform operators to incorporate fair competition provisions in their platform service agreements and transaction rules and take necessary measures to promptly prohibit operators’ unfair competition practices on their platforms. Additionally, the amendment prohibits platform operators from using data, algorithms or technology to disrupt or impede the normal business operations of other operators and further specifies the prohibited behaviors, such as obtaining and using data legally held by other operators through fraud and other improper means, and abusing platform rules to carry out malicious transactions. Moreover, platform operators are required not to compel operators on their platforms to sell goods at prices below cost, thereby disrupting the order of fair competition.

In May 2024, the SAMR issued the Interim Measures on Online Anti-unfair Competition, which came into effect on September 1, 2024. These Measures have improved the standards and regulatory requirements for various types of online unfair competition behaviors, including the new manifestations of traditional unfair competition behaviors such as counterfeiting, confusion and false advertising, and the new types of unfair competition behaviors conducted through technological means such as reverse bidding manipulation and illegal data acquisition. Regarding platform operators, these Measures highlight the platform operators’ responsibilities and require platforms operators to strengthen the management of competition behavior within the platform. Necessary measures should be taken to deal with unfair competition behavior within the platform, relevant records should be kept, and timely reports should be made to the market supervision authorities. In addition, these Measures prohibit platforms from abusing their competitive advantages to obstruct the normal operation of network products or services of other operators, using service agreements or transaction rules to unreasonably restrict the transactions of operators within the platform, or charging unreasonable service fees to operators within the platform. If a platform operator fails to comply with the requirements of these Measures, it may be subject to administrative penalties including rectification orders, fines and orders to suspend operations.

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

According to the Cybersecurity Law, network service providers must inform users about and report to the relevant authorities any known security defects and bugs, and must provide continuous security maintenance services for their products and services. Network products and service providers shall not contain or provide malware. Network service providers who do not comply with the Cybersecurity Law may be subject to fines, suspension of their businesses, shutdown of their websites, and revocation of their business licenses. In addition, the Cybersecurity Law provides that personal information and important data collected and generated by operators of critical information infrastructure in the course of their operations in the PRC should be stored in the PRC, and the law imposes heightened regulation and additional security obligations on operators of critical information infrastructure. On October 28, 2025, the Standing Committee of the National People's Congress amended the Cybersecurity Law, effective on January 1, 2026, which strengthens enforcement measures and significantly increased penalties for violations of the law. The amendment also provides high penalties and reinforced responsibilities for platform content management, thereby imposing significant compliance pressure on e-commerce platforms.

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

On September 11, 2025, the Cyberspace Administration of China issued the Measures for the Administration of the Reporting of Cybersecurity Incidents, which came into force on November 1, 2025. The Measures stipulate that network operators that construct or operate networks within the territory of the PRC or provide services through networks shall report cybersecurity incidents in accordance with the provisions. According to these measures, where critical information infrastructure is involved, the network operator shall immediately report the incident to the protection department and the public security authority within 1 hour; where a cybersecurity incident is serious or extremely serious, the protection department shall, upon receiving the report, immediately report to the national cyberspace administration and the public security authority under the State Council, and in any case within 30 minutes of receipt.

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

On September 17, 2021, the Cyberspace Administration of China and the SAMR, together with several other governmental authorities, jointly issued the Guidelines on Strengthening the Comprehensive Regulation of Algorithm for Internet Information Services, which provide that relevant regulators shall carry out daily monitoring of data use, application scenarios and effects of algorithms, and conduct security assessments of algorithm, and that an algorithm filing system shall be established and classification and hierarchical security management of algorithms shall be adopted. On December 31, 2021, the Cyberspace Administration of China, the MIIT, the Ministry of Public Security and the SAMR jointly promulgated the Administrative Provisions on Algorithm Recommendation for Internet Information Services, or the Algorithm Recommendation Provisions, which came into effect on March 1, 2022. The Algorithm Recommendation Provisions implement the classification and hierarchical management of algorithm recommendation service providers based on various criteria, and stipulate that algorithm recommendation service providers shall clearly inform users of their provision of algorithm recommendation services, and properly publicize the basic principles, intentions, and main operating mechanisms of algorithm recommendation services, and that algorithm recommendation service providers selling goods or providing services to consumers shall protect consumers’ rights of fair trade, and are prohibited from carrying out illegal conduct such as unreasonable differentiated treatment on transaction conditions based on consumers’ preferences, purchasing habits, or such other characteristics.

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

The Measures for Labelling Artificial Intelligence-generated or -created Content and the related standards were released in early 2025 and took effect on September 1, 2025. According to these measures, Internet information service providers shall bear the obligation to label the AI-generated content. The related standards further provide specific methods for the AI-generated content labelling.

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

On June 10, 2021, the Standing Committee of the National People’s Congress of China promulgated the Data Security Law which took effect in September 2021. The Data Security Law provides for data security and privacy obligations of entities and individuals carrying out data activities, prohibits entities and individuals in China from providing any foreign judicial or law enforcement authority with any data stored in China without approval from the competent PRC authority, and sets forth the legal liabilities of entities and individuals found to be in violation of their data protection obligations, including rectification order, warning, fine, suspension of relevant business, and revocation of business permits or licenses. The Data Security Law also introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, or illegally acquired or used, and an appropriate level of protection measures is required to be taken for the respective categories of data, for example, the processor of important data shall designate the personnel and management institution responsible for the data security, carry out risk assessment for its data processing activities and file the risk assessment report with the competent authorities. On March 15, 2024, the National Cybersecurity Standardization Technical Committee issued the Data Security Technology Data Classification and Grading Rules, which provide guidelines for identifying important data. This voluntary national standard became effective on October 1, 2024. In addition, the Data Security Law provides a national security review procedure for those data activities which may affect national security and imposes export restrictions on certain data and information.

On July 7, 2022, the Cyberspace Administration of China promulgated the Measures for the Security Assessment of Cross-border Data Transmission, which came into effect on September 1, 2022 and shall regulate the security assessment on the cross-border data transfer by data processor of important data and personal information collected and generated during operations within the PRC. According to these measures, personal data processors will be subject to security assessment conducted by the Cyberspace Administration of China prior to any cross-border transfer of data if the transfer involves (i) important data; (ii) personal information transferred overseas by operators of critical information infrastructure or a data processor that has processed personal data of more than one million persons; (iii) personal information transferred overseas by a data processor who has already provided personal data of 100,000 persons or sensitive personal data of 10,000 persons overseas since January 1 of last year; or (iv) other circumstances as requested by the Cyberspace Administration of China. According to the official interpretation by the official of the Cyberspace Administration of China, cross-border data transfer activities subject to these measures include (1) the transmission and storage overseas by data processors of the data generated during PRC domestic operations, and (2) the access to or use of the data collected and generated by data processors and stored in the PRC by overseas institutions, organizations or individuals. Furthermore, any cross-border data transfer activities conducted in violation of the Measures for the Security Assessment of Cross-border Data Transmission before the effectiveness of these measures are required to be rectified by March 2023. In addition, on June 1, 2023, the Provisions on the Prescribed Agreement on Cross-border Data Transfer, or the Provisions on Prescribed Agreement promulgated by the Cyberspace Administration of China came into effect, which stipulate the applicable conditions for personal information processors to engage in cross-border data transfer through the establishment of prescribed agreements and the detailed procedure for executing prescribed agreements and filing with the provincial cyberspace administration. The Provisions on Prescribed Agreement provide a prescribed agreement template for data transfer activities and require that personal information processors shall enter into agreements strictly in accordance with the template and do not allow any side agreements in conflict with the template.

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

In September 2024, the State Council of the PRC promulgated the Regulations on Network Data Security Management, which came into effect on January 1, 2025 and clarify the obligations of the network platform service providers. According to these regulations, network platform service providers shall clearly specify the network data security protection obligations of third parties who provide products or services on their platforms, procure these third parties to enhance their network data security management, and will need to bear legal liabilities where data processing activities by such third parties violate applicable laws or the platform rules and harm users. Large network platform operators are further required to release an annual social responsibility report on personal information protection and shall not carry out unfair or deceptive practices such as collecting and processing user data through misleading, fraudulent, or coercive means, unjustified restrictions on users’ access to network data generated on the platforms, and unreasonable differential treatment of users. These regulations further impose obligations on important data processors, including designating and specifying persons and management bodies responsible for data security, implementing regular data security risk assessment and other data protection measures, and submitting annual risk assessment reports to relevant authorities.

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

On October 14, 2025, the Cyberspace Administration of China and the SAMR promulgated the Measures for the Certification of the Outbound Transfer of Personal Information, which took effect on January 1, 2026.These measures provide detailed implementation rules for the cross-border transfer certification, through which such cross-border transfer could be certified as in compliance with relevant laws, rules, regulations standards and technical specifications. A personal information processor that provides personal information to overseas recipients through certification shall meet all of the following conditions: (1) The personal information processor is not a CIIO; (2) the personal information processor has accumulatively provided to the overseas recipient the personal information of not less than 100,000 but less than one million people (excluding sensitive personal information) or the sensitive personal information of less than 10,000 people from January 1 of the current year. In addition, prior to applying for certification, the personal information processor shall fulfill its statutory obligations of notification, obtaining separate consent from individuals, and conducting a personal information protection impact assessment.

Regulation of Consumer Protection

Our online and mobile commerce business is subject to a variety of consumer protection laws, including the PRC Consumer Rights and Interests Protection Law, as amended and effective on March 15, 2014, and the Online Trading Measures, both of which have imposed stringent requirements and obligations on business operators, including Internet business operators and platform service providers like us. For example, consumers are entitled to return goods purchased online, subject to certain exceptions, within seven days upon receipt of goods without any reason. Furthermore, on March 15, 2024, the Implementing Rules of the Consumer Rights Protection Law of the People’s Republic of China was released and came into effect on July 1, 2024. These rules further specify the obligations stipulated in the PRC Consumer Rights and Interests Protection Law, such as protecting consumers’ personal and property safety, handling of defective products, prohibiting fraudulent advertising and unfair practices in standard terms, price transparency, quality guarantee, and protecting consumers' personal information. Pursuant to the PRC Consumer Rights and Interests Protection Law and its implementing rules, Internet trading platforms, including livestreaming marketing platforms, shall fulfill the undertakings that they make to consumers regarding their products or services, clearly notify consumers of auto-renewal and auto-pay before the consumers accept the service and before the date of automatic renewal or automatic payment, provide appropriate dispute resolution mechanisms for consumers and otherwise protect consumer rights. Furthermore, according to the Online Trading Measures, operators of online trading platforms are required to establish a system for monitoring the merchants and the goods or services information they publish on the platforms. Operators of online trading platforms shall report to the SAMR or its local branches any violation of applicable laws, regulations or SAMR rules and shall take appropriate measures, such as warning, suspending or ceasing the services against the illegal activities. Additionally, these rules have added the protection of elderly and minors as consumers to the obligations of business operators regarding the protection of elderly and minors as consumers. Furthermore, these rules provide requirements to address situations where business operators may abuse technology, platform rules or their dominant positions to infringe on consumer rights, such as prohibiting price discrimination, fraudulent advertising and excessively collecting consumers’ personal information. In addition, these rules require livestreaming marketing platform operators to establish and improve mechanisms for consumer rights protection. On January 6, 2017, the SAIC issued the Interim Measures for No Reason Return of Online Purchased Commodities within Seven Days, which came into effect on March 15, 2017 and was amended on October 23, 2020, further clarifying the scope of consumers’ rights to make returns without a reason, including exceptions, return procedures and online marketplace platform providers’ responsibility to formulate seven day no-reason return rules and related consumer protection systems, and to supervise merchants for compliance with these rules. To ensure that merchants and service providers comply with these laws and regulations, we, as platform operators, are required to implement rules governing transactions on our platform, monitor the information posted by merchants and service providers, and report any violations by merchants or service providers to the relevant authorities. In addition, online marketplace platform providers may, pursuant to PRC consumer protection laws, be subject to liabilities if the lawful rights and interests of consumers are infringed in connection with consumers’ purchase of goods or acceptance of services on online marketplace platforms and the platform service providers fail to provide consumers with the contact information of the merchant or manufacturer. In addition, platform service providers may be jointly and severally liable with merchants and manufacturers if they are aware or should be aware that the merchant or manufacturer is using the online platform to infringe upon the lawful rights and interests of consumers and fail to take measures necessary to prevent or stop this activity. On January 1, 2024, the Regulations on the Protection of Minors on the Network came into effect and stipulate that important Internet platforms with large number of minor users and significant influence among minors must fulfill their obligations, including but not limited to establishing a protocol to oversee the protection of minors online and carrying out periodic impact assessment, adopting “teenager modes” for minors, and suspending services to providers of products or services on the platform who seriously violate laws and regulations and harm minors’ rights and interests. The Measures for the Identification of Network Platform Service Providers with a Large Number of Minor Users and Significant Influence on Minors issued in February 2026 with effect as of April 1, 2026 further clarify the scope of "important Internet platforms with large number of minor users and significant influence among minors" and require Internet platform service providers to conduct self-assessment of their impact on minors and submit a self-assessment report to government authority.

Failure to comply with these consumer protection laws could subject us to administrative sanctions, such as the issuance of a warning, confiscation of illegal income, imposition of a fine, an order to cease business operations, revocation of business licenses, as well as potential civil or criminal liabilities.

Regulation of Pricing

In China, the prices of a very small number of products and services are guided or fixed by the government. According to the PRC Pricing Law, or the Pricing Law, business operators must, as required by the government departments in charge of pricing, mark the prices explicitly and indicate the name, production origin, specifications, and other related particulars clearly. Business operators may not sell products at a premium or charge any fees that are not explicitly indicated. Business operators must not conduct unlawful pricing activities, such as colluding with others to manipulate the market price, providing fraudulent discounted price information, using false or misleading prices to deceive consumers to transact, or conducting price discrimination against other business operators. In addition, in July 2021, the SAMR released the revised draft Provisions on the Administrative Penalties on Price-related Violations for public comment, which proposed significant penalties, including fines of up to 10% of revenue during the violation period, suspension of business or revocation of business license, for a number of price-related violations, such as below-cost pricing to squeeze out competitors, price discrimination, manipulation of market prices and fraudulent pricing. In particular, improper pricing by e-commerce platform operators, including the use of big data analysis, algorithms or other technologies to conduct differentiated pricing and price subsidies, may be subject to significant penalties, including fines of up to 5% of prior year’s revenue, suspension of business and revocation of business license. Failure to comply with the Pricing Law or other rules or regulations on pricing may subject business operators to administrative sanctions such as warnings, orders to cease unlawful activities, payment of compensation to consumers, confiscation of illegal gains, and/or fines. The business operators may be ordered to suspend business for rectification, or have their business licenses revoked if the circumstances are severe. Merchants on Tmall and Taobao undertake the primary obligation under the Pricing Law. However, in some cases, we, as platform operator, have been and may in the future be held liable and be subject to fines or other penalties if the authorities determine that, our guidance for platform-wide promotional activities resulted in unlawful pricing activities by the merchants on our platforms or the pricing information we provided for platform-wide promotional activities was untrue or misleading.

On December 9, 2025, the NDRC, the SAMR, and the Cyberspace Administration of China jointly promulgated the Rules on Price-Related Practices on Internet Platforms, which came into force on April 10, 2026. These rules provides that platform operators shall not impose unreasonable restrictions on or attach unreasonable conditions to the pricing practices of businesses on their platforms. In addition, the platform operator or a business on its platform shall clearly mark prices for goods sold or services provided, applications, mini-programs and other channels. Furthermore, platform operators and merchants on platforms are prohibited from, with certain exemptions, selling goods or providing services at prices below cost for the purpose of excluding competitors or monopolizing the market, disrupting normal production and operation order, or harming national interests or the legitimate rights and interests of other operators.

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

Other PRC Regulations

Regulation of Corporate Governance

On December 29, 2023, the Standing Committee of the National People’s Congress promulgated the amended PRC Company Law, which came into effect on July 1, 2024 and replaced the existing PRC Company Law. The revisions include (i) optimizing the governance mechanism, clarifying that the board of directors is the executive body of the company, allowing the company to choose to establish a corporate governance structure composed of “board of directors with an audit committee under the board of directors” or “board of directors and board of supervisors” based on its actual circumstances, and allowing small companies limited by shares to be incorporated without a board of directors; (ii) further improving the company capital system, introducing the authorized capital system for companies limited by shares, clarifying the classes of shares that can be issued by companies limited by shares, strengthening the principle of capital maintenance, and allowing the use of capital reserves to cover losses; (iii) strengthening the fiduciary duties of the directors, supervisors and senior management, including the responsibilities of the directors, supervisors and senior management to maintain adequate company capital and report related party transactions, their joint and several liabilities and liquidation obligations; and (iv) improving the company registration system, clarifying that equity interests and creditor rights can be contributed as capital, allowing the establishment of companies limited by shares with one shareholder, and introducing simplified procedures for capital reduction and de-registration of company to facilitate a company’s operation.

On April 29, 2024, the SAMR issued the Measures for the Administration of Beneficial Owner Information. These measures specify the scope of market entities that are subject to filing obligations, the conditions to exemption from filing, and the definition and identification standards of beneficial owners. According to the general standard for identifying the beneficial owners, natural persons who meet any of the following conditions are beneficial owners: ultimately owning 25% or more equity interests, shares or partnership interests in an entity directly or indirectly, ultimately being entitled to 25% or more of its income or holding 25% or more of its voting rights, or exercising actual control over the entity individually or jointly. If there is no person who meets the aforesaid standards, the person responsible for routine operation and management shall be deemed as the beneficial owner. These measures provide that the actual control includes without limitation the control by agreement, but does not conclusively determine the beneficial owner under contractual arrangements, and uncertainties exist with respect to our disclosure of beneficial owners pursuant to these measures.

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

According to the 2019 PRC Foreign Investment Law and its implementing rules, China adopts a system of pre-entry national treatment plus negative list with respect to foreign investment administration, and the negative list will be proposed by the competent investment department of the State Council of the PRC in conjunction with the competent commerce department of the State Council of the PRC and other relevant departments, and be reported to the State Council of the PRC for promulgation, or be promulgated by the competent investment department or competent commerce department of the State Council of the PRC after being reported to the State Council of the PRC for approval. Foreign investment beyond the negative list will be granted national treatment. Foreign investors shall not invest in the prohibited industries as specified in the negative list, while foreign investment must satisfy certain conditions stipulated in the negative list for investment in the restricted industries. The current industry entry clearance requirements governing investment activities in the PRC by foreign investors are set out in two categories, namely the Negative List (2024 version), promulgated by the NDRC and the MOFCOM and took effect in September 2024 and November 2024 respectively, and the Encouraged Industry Catalogue for Foreign Investment (2025 version), or the 2025 Encouraged Industry Catalogue, promulgated by the NDRC and the MOFCOM and took effect in December 2025 and February 2026 respectively. Industries not listed in these two categories are generally deemed “permitted” for foreign investment unless otherwise restricted by other PRC laws. Our major subsidiaries are registered in China and mainly engage in software development, technical services and consulting, all of which fall into the encouraged or permitted category. These major subsidiaries have obtained all material approvals required for their business operations. The Negative List does not apply to our major subsidiaries that are registered and domiciled in Hong Kong, the British Virgin Islands or the Cayman Islands, and operate outside of Chinese mainland. The businesses of our other PRC subsidiaries, including PRC subsidiaries of our major subsidiaries, are generally software development, technical services and consulting, which fall into the encouraged or permitted category. Industries such as value-added telecommunications services, including Internet information services, are generally restricted to foreign investment pursuant to the Negative List. We conduct business operations that are restricted or prohibited to foreign investment through variable interest entities.

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

Regulation of Foreign Debts

The Administrative Measures for Examination and Registration of Medium and Long-term Foreign Debts of Enterprises, or the Foreign Debts Measures, were promulgated by NDRC on January 5, 2023 and came in effect on February 10, 2023, requiring that the PRC enterprises and overseas enterprises or branches controlled by them, including holding companies with a VIE structure, to complete application for registration of foreign debts with the NDRC prior to the borrowing of foreign debts with a term of over one year.

Tax Regulations

PRC Enterprise Income Tax

The PRC enterprise income tax, or EIT, is calculated based on the taxable income determined under the applicable PRC Enterprise Income Tax Law, or EIT Law, and its implementation rules, both of which became effective on January 1, 2008 and were most recently amended on December 29, 2018 and December 6, 2024, respectively. The EIT Law generally imposes a uniform enterprise income tax rate of 25% on all resident enterprises in China, including foreign-invested enterprises.

The EIT Law and its implementation rules permit certain High and New Technologies Enterprises, or HNTEs, to enjoy a reduced 15% enterprise income tax rate if they meet certain criteria and are officially acknowledged. In addition, the relevant EIT laws and regulations also provide that entities recognized as Software Enterprises are able to enjoy a tax holiday consisting of a two-year-exemption commencing from their first profitable calendar year and a 50% reduction in ordinary tax rate for the following three calendar years. In 2020, the relevant governmental authorities further announced that Key Software Enterprises will be exempted from enterprise income tax for the first five years, commencing from the first year of profitable operation after offsetting tax losses generating from prior years, and be subject to a preferential income tax rate of 10% after the first five years. The qualification as a “Key Software Enterprise” is subject to annual evaluation and approval by the relevant authorities in China. A number of our PRC subsidiaries and operating entities are qualified to enjoy these types of preferential tax treatment.

PRC VAT

According to the Regulation on the Implementation of the Value-Added Tax Law issued by the State Council of the PRC on December 25, 2025, a VAT rate of 6% applies to revenue derived from the provision of certain services. A taxpayer is allowed to offset the qualified input VAT paid on taxable purchases against the output VAT chargeable on the revenue from services provided. On December 25, 2024, the Standing Committee of the National People’s Congress promulgated the Value-added Tax Law of the People's Republic of China, which came into effect on January 1, 2026 and further clarifies the provisions related to VAT, including VAT rates, taxable amounts, tax preferences, and tax collection administration.

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

Regulation of Foreign Exchange and Dividend Distribution

Foreign Exchange Regulation

The principal regulations governing foreign currency exchange in China are the Regulations on Foreign Exchange Administration of the PRC. Under the PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, may be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. By contrast, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses, such as the repayment of foreign currency-denominated loans, or foreign currency is to be remitted into China under the capital account, such as capital increases or foreign currency loans to our PRC subsidiaries.

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

Regulations Outside of the PRC

While we conduct a significant majority of our business in the PRC, we also operate at smaller scales in a large number of jurisdictions outside of the PRC. The following is a summary of regulations outside of the PRC which we believe could have a significant impact on us.

Data Protection Regulation in Europe

The EU General Data Protection Regulation, or the EU GDPR entered into force on May 25, 2018. The EU GDPR applies to companies that process personal data (i) in the context of an establishment in the European Economic Area, or the EEA or (ii) outside of the EEA in relation to the offering of goods or services to, or the monitoring of the behavior of, individuals located in the EEA. The EU GDPR imposes stringent operational requirements for controllers of personal data, including, for example, disclosures about how personal data is to be used, limitations on retention of personal data and pseudonymized data, security requirements, mandatory data breach notification requirements, and the need for a valid legal basis for data processing activities.

The activities of data processors are also regulated, and companies undertaking processing activities are required to offer certain guarantees in relation to the security of processing and the handling of personal data. Contracts with data processors need to include certain prescribed terms. Failure to comply with the EU GDPR and other laws relating to the protection of personal data may result in fines (for example, under the EU GDPR up to the greater of €20,000,000 or 4% of the total worldwide annual turnover), and other administrative penalties including criminal liability.

Further legislative evolution in the field of European privacy is expected. For example, on November 19, 2025, the EU published a proposal to make certain simplifications to the GDPR and other data, privacy and cybersecurity related laws, including the ePrivacy Directive and AI Act. In addition, the EU re-evaluates the ‘adequacy’ of certain third country data protection frameworks every four years, which could result in additional compliance costs when transferring data outside the EEA.

Regulation of Data and Digital Services in Europe

The European regulatory framework governing data and digital services is rapidly evolving. The EU has recently enacted new laws and regulations on this subject, including the Digital Services Act, or the DSA, and the Data Act.

The DSA entered into force on November 16, 2022 and the majority of its provisions became generally applicable on February 17, 2024. It governs intermediary services provided to recipients established or located in the EU, and is applicable to conduit and caching providers, hosting service providers, online platforms, online consumer marketplaces and search engines. The DSA’s obligations relate, amongst other things, to the removal of illegal content; algorithmic transparency; content moderation; so-called 'dark patterns'; recommender systems; the protection of children; know-your-trader requirements; traders' legal compliance; online advertising; accountability and reporting requirements; transparency; risk assessment and mitigation; independent audits; data sharing requirements; and the payment of an annual supervisory fee. The precise obligations depend on the nature and scale of the service provider; in particular, ‘very large online platforms’ and ‘very large online search engines’ (defined as having a monthly average of 45 million or more active recipients of the service in the EU) are subject to additional obligations under the DSA. Non-compliance with the DSA may result in fines of up to 6% of global annual turnover. The EU Commission has designated AliExpress as a very large online platform, or VLOP, under the DSA. It is also undergoing an ongoing assessment by the European Commission as to whether it may have infringed the DSA in relation to its risk assessment and mitigation measures. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Industry — We are subject to complex and evolving laws and regulations regarding privacy and data protection, and cybersecurity. Complying with these laws and regulations increases our cost of operations, limits our business opportunities and may require changes to our data collection, use and other practices or negatively affect our user growth and engagement. Failure to comply with these laws and regulations could result in claims, regulatory investigations, litigation or penalties, or otherwise negatively affect our business.” The Data Act entered into force on January 11, 2024, and became applicable, for the most part, on September 12, 2025. Amongst other things, the Data Act requires certain cloud and edge service providers to (i) facilitate switching between and enable interoperability with third party providers, and (ii) impose appropriate safeguards before allowing third-country authorities to access non-personal data in the EU where this conflicts with EU or Member State laws.

Regulation of AI in Europe

The EU has introduced a new regulation applicable to certain AI, technologies and the data used to train, test and deploy them, the EU AI Act. The EU AI Act, which entered into force on August 1, 2024, has established a risk-based governance framework which categorizes AI systems based on the risks associated with their intended purposes (e.g., “unacceptable” or “high” risk). AI practices involving “unacceptable” risk are prohibited outright as of February 2, 2025, and the requirements applicable to other risk categories (which will be imposed on both the providers and deployers of AI systems) will become effective on a staggered basis. For example, providers of “high”-risk AI systems will be required, among other things, to implement and maintain certain risk and quality management systems, conduct certain conformity and risk assessments, use appropriate data governance and management practices, and meet certain standards related to testing, robustness, transparency, human oversight and cybersecurity. These requirements are currently due to begin to apply from August 2, 2026. However, the EU is currently considering targeted amendments to the EU AI Act, including to adjust the timeline for applying rules on “high”-risk AI systems. The EU AI Act also sets out significant penalties for non-compliance, including fines of up to 7% of annual worldwide turnover or €35 million (whichever is higher) for the most serious breaches. In parallel, the EU has introduced revisions to the EU Product Liability Directive, which entered into force on December 8, 2024 and EU Member States must implement into their national laws by December 9, 2026, which may facilitate certain claims for damages in respect of AI.

Preparing for and complying with the applicable requirements of the EU AI Act may affect our use of AI and our ability to provide, develop and improve our services, require additional compliance measures and changes to our operations and processes, and/or result in increased compliance costs, each of which could adversely affect our business, financial condition and results of operations. If we do not comply with the EU AI Act, we could be subject to enforcement actions that could result in fines or possible restrictions on our ability to offer certain services in the EU market, as well as to civil claims made against us.

Global Anti-Base Erosion Rules

The Organisation for Economic Co-operation and Development, or the OECD, published the “Global Anti-Base Erosion Model Rules” in 2021, which introduced a global minimum tax of 15% for certain multinational enterprises, or the Pillar Two Rules. Some jurisdictions have implemented or are in the process of implementing the Pillar Two Rules, which began to apply to us beginning in fiscal year 2025. Based on our current assessment, we do not believe the Pillar Two Rules have a material impact on us, but we will continue to monitor the legislative progress and assess the impact.

Permissions and Approvals Required to be Obtained from PRC Authorities for our Business Operations

In the opinion of Fangda Partners, our PRC legal counsel, our consolidated subsidiaries and the VIEs in China have obtained all major licenses, permissions and approvals from the competent PRC authorities that are necessary to the operations of our Alibaba China E-commerce Group, AIDC and Cloud Intelligence Group, which accounted for a substantial majority of our revenue in fiscal year 2026. In addition, we have implemented policies and control procedures to obtain and maintain the necessary licenses, permission and approvals to conduct our businesses. On the basis of the legal opinion issued by our PRC legal counsel and our internal policies and procedures, we believe that our consolidated subsidiaries and the VIEs in China have received the requisite licenses, permissions and approvals from the PRC authorities as are necessary for our business operations in China. Such licenses, permits, registrations and filings include, among others, Value-added Telecommunication License, License for Online Transmission of Audio-Visual Programs, Network Cultural Business License, Online Publishing Service License and License for Surveying and Mapping.

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

C. Organizational Structure

Our significant subsidiaries, as that term is defined under Section 1‑02 of Regulation S‑X under the U.S. Securities Act, include the following entities:

•
Taobao Holding Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands and our wholly-owned subsidiary, which is a holding company of certain major subsidiaries of Alibaba China E-commerce Group.
•
Taobao China Holding Limited 淘寶中國控股有限公司, a limited liability company incorporated under the laws of Hong Kong, which is a direct wholly-owned subsidiary of Taobao Holding Limited and a holding company of certain major subsidiaries of Alibaba China E-commerce Group.
•
Alibaba.com Limited 阿里巴巴網絡有限公司, an exempted company incorporated with limited liability under the laws of the Cayman Islands and our wholly-owned subsidiary, which is a holding company of certain major subsidiaries relating to AIDC Group and Cloud Intelligence Group.
•
Alibaba.com Investment Holding Limited, a company incorporated with limited liability under the laws of the British Virgin Islands and a direct wholly-owned subsidiary of Alibaba.com Limited, which is the parent company of the holding company of AIDC Group and a holding company of certain subsidiaries relating to Cloud Intelligence Group.

•
Alibaba Investment Limited, a company incorporated with limited liability under the laws of the British Virgin Islands and our wholly-owned subsidiary, which is a holding company for strategic investments and certain subsidiaries of Hujing Digital Media and Entertainment Group.
•
Alibaba Group Services Limited, a limited liability company incorporated under the laws of Hong Kong and our wholly-owned subsidiary, which operates as our treasury center in Hong Kong.
•
Taobao (China) Software Co., Ltd. 淘寶（中國）軟件有限公司, a limited liability company incorporated under the laws of the PRC and a direct wholly-owned subsidiary of Taobao China Holding Limited, which provides software and technology services for Taobao.
•
Zhejiang Tmall Technology Co., Ltd. 浙江天貓技術有限公司, a limited liability company incorporated under the laws of the PRC and a direct wholly-owned subsidiary of Taobao China Holding Limited, which provides software and technology services for Tmall.

Like many large scale, multinational companies with businesses around the world and across industries, we conduct our business through a large number of Chinese and foreign operating entities, including VIEs. The chart below summarizes our corporate structure as of March 31, 2026 and identifies the subsidiaries and VIEs that together are representative of the major businesses operated by our group, including our significant subsidiaries and other representative subsidiaries, which we collectively refer to as our major subsidiaries, as well the corresponding representative VIEs, which we refer to as the representative VIEs:

1.
Primarily involved in the operation of Taobao
2.
Primarily involved in the operation of Tmall
3.
Primarily involved in the operation of Cloud Intelligence Group
4.
The holding company of AIDC Group

5.
A VIE

For information about the major VIEs, which account for a significant majority of the total revenue and assets of the VIEs, please see “Item 3. Key Information — The VIE Structure Adopted by Our Company— Variable Interest Entity Financial Information.”

Contractual Arrangements among Our Subsidiaries, the Variable Interest Entities and Variable Interest Entity Equity Holders

Due to legal restrictions on foreign ownership and investment in, among other areas, value added telecommunications services, which include the operations of ICPs, we, similar to all other entities with foreign incorporated holding company structures operating in our industry in China, operate our Internet businesses and other businesses in which foreign investment is restricted or prohibited in the PRC through various contractual arrangements with VIEs that are incorporated in the PRC and owned by PRC citizens or by PRC entities owned and/or controlled by PRC citizens. The relevant VIEs hold the ICP licenses and other regulated licenses and operate our Internet businesses and other businesses in which foreign investment is restricted or prohibited. Specifically, for fiscal year 2026, our representative VIEs are Zhejiang Taobao Network Co., Ltd., Zhejiang Tmall Network Co., Ltd., Zhejiang Diantao Good Things Network Co., Ltd., and Alibaba Cloud Computing Ltd. See “— Organizational Structure” above.

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

The currently effective contractual arrangements, as described in more detail below, by and among us, our relevant subsidiaries, the VIEs, and their shareholders include loan agreements, exclusive call option agreements, proxy agreements, equity pledge agreements and exclusive services agreements. As a result of the contractual arrangements with the VIEs and their shareholders, we include the financial results of each of the VIEs in our consolidated financial statements in accordance with U.S. GAAP. The VIE structure involves risks and is subject to uncertainties under PRC laws and regulations. See “Item 3. Key Information – D. Risk Factors – Risks Related to Our Corporate Structure.”

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

For our representative VIEs, these individuals are Jessie Junfang Zheng, Xiaofeng Shao, Zeming Wu and Fang Jiang (with respect to each of Zhejiang Taobao Network Co., Ltd., Zhejiang Tmall Network Co., Ltd., and Alibaba Cloud Computing Ltd.), and Jeff Jianfeng Zhang, Winnie Jia Wen, Jie Song and Yongxin Fang (with respect to Zhejiang Diantao Good Things Network Co., Ltd.).

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

Loan Agreements

Pursuant to the relevant loan agreement, our respective subsidiary has granted a loan to the relevant VIE equity holders, which may only be used for the purpose of its business operation activities agreed by our subsidiary or the acquisition of the relevant VIE. Our subsidiary may require acceleration of repayment at its absolute discretion. When the VIE equity holders make early repayment of the outstanding amount, our subsidiary or a third party designated by it may purchase the equity interests in the VIE at a price equal to the outstanding amount of the loan, subject to any applicable PRC laws, rules and regulations. The VIE equity holders undertake not to enter into any prohibited transactions in relation to the VIE, including the transfer of any business, material assets or equity interests in the VIE to any third party. The parties to the loan agreement for each of the representative VIEs are the relevant VIE equity holders, on the one hand, and Taobao (China) Software Co., Ltd., Zhejiang Tmall Technology Co., Ltd. and Hangzhou AliCloud Apsara Information Technology Co., Ltd., our corresponding subsidiaries, on the other hand.

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

D. Property, Plant and Equipment

As of March 31, 2026, we occupied facilities around the world with an aggregate gross floor area of office buildings, logistics warehouses, retail space, data centers and other facilities owned by us totaling approximately 18.7 million square meters. We maintain offices in many countries and regions, including Chinese mainland, Hong Kong SAR, Singapore and the United States. In addition, we maintain data centers in a number of countries including Chinese mainland, Hong Kong SAR, Indonesia, Malaysia, Thailand, Philippines, Singapore, UAE, Germany, the UK, Japan, South Korea, Mexico and the United States.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements and the related notes included in this annual report and in particular, “Business Overview.” This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this annual report. We have prepared our consolidated financial statements in accordance with U.S. GAAP. Our fiscal year ends on March 31 and references to fiscal years 2024, 2025 and 2026 are to the fiscal years ended March 31, 2024, 2025 and 2026, respectively.

Overview

Our total revenue increased by 6% from RMB941,168 million in fiscal year 2024 to RMB996,347 million in fiscal year 2025, and further increased by 3% to RMB1,023,670 million (US$148,401 million) in fiscal year 2026. Our net income increased by 77% from RMB71,332 million in fiscal year 2024 to RMB125,976 million in fiscal year 2025, and decreased by 19% to RMB102,127 million (US$14,805 million) in fiscal year 2026.

Our non-GAAP net income, which excludes the effect of non-cash share-based compensation expense, amortization and impairment of intangible assets, gain or loss on deemed disposals/disposals/revaluation of investments, impairment of goodwill and investments and others, and adjustments for the tax effects, remained stable with RMB157,479 million in fiscal year 2024 and RMB158,122 million in fiscal year 2025, and decreased by 62% to RMB60,658 million (US$8,794 million) in fiscal year 2026. For further information on non-GAAP financial measures we use in evaluating our operating results and for financial and operational decision-making purposes, see “— Non-GAAP Measures.”

Our Segments

We organize and report our business in the following segments:

•
Alibaba China E-commerce Group;
•
Alibaba International Digital Commerce Group;
•
Cloud Intelligence Group; and
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

Our reported segments are described below:

•
Alibaba China E-commerce Group, which includes Taobao, Tmall, Quick commerce, Xianyu, 1688.com and other businesses.
•
Alibaba International Digital Commerce Group, which includes AliExpress, Trendyol, Lazada, Alibaba.com and other businesses.
•
Cloud Intelligence Group, which includes Alibaba Cloud and other businesses.
•
All others, which includes Freshippo, Cainiao, Alibaba Health, Hujing Digital Media and Entertainment Group, Amap, Qwen Consumer Business Group, Lingxi Games, DingTalk and other businesses. In fiscal year 2025, the sale of Sun Art was completed and the sale of Intime was substantially completed. The sale of Intime was fully completed during the year ended March 31, 2026.

Our Monetization Model

Our marketplace, cloud and other businesses are highly synergistic, which create an ecosystem that enables consumers, merchants, brands, retailers, enterprises, third-party service providers, strategic alliance partners and other businesses to interconnect and interact with each other. We leverage our leading technologies to provide various value propositions to participants in our ecosystem and monetize by offering different services and creating value under each of our business segments.

Our monetization and profit model primarily comprises the following elements:

Alibaba China E-commerce Group

E-Commerce

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

•
Cost-per-click (CPC), Cost-per-thousand impressions (CPM) and time-based marketing and software services, where merchants primarily bid for keywords or bid to market to groups of consumers with similar profiles that match product or service listings appearing in search results or browser results through our online auction system on a CPC basis or CPM basis. We provide these services directly on our marketplaces or through collaboration with third-party marketing affiliates program.
•
Cost-per-sale (CPS) marketing and software services, where we charged fees from merchants for transactions on Taobao, Tmall and certain other retail marketplaces of the Company. The fees are generally determined as a percentage based on the value of merchandise sold by the merchants and typically range from 0.1% to 5.0% for Tmall depending on the product category. We also implemented software service fee based on the GMV of completed transactions on our platform since September 2024.

Direct sales and others

Direct sales and others revenue from our China commerce retail businesses is primarily generated by our direct sales businesses as well as other revenue from logistic services and other value-added services. Direct sales revenue comprises mainly Tmall Supermarket and Tmall Global’s direct sales businesses, and primarily consists of revenue from product sales.

Quick Commerce

We generate revenue from Taobao Instant Commerce primarily through platform commissions and on-demand delivery services. For transactions on the platform, merchants pay a commission based on a percentage of the transaction value, which varies depending on the product category. We also generate revenue through on-demand delivery services, including the delivery of meals, groceries, pharmaceuticals, FMCG, electronics, flowers, and apparel for merchants and customers through Fengniao Logistics, the on-demand delivery network of Taobao Instant Commerce.

China Commerce Wholesale

We generate revenue from our China commerce wholesale business primarily through membership fees, value-added services and customer management services. Revenue from membership fees are primarily fixed annual fees from the sale of China TrustPass memberships for paying members to reach customers, provide quotations and transact. Paying members may also purchase premium memberships and additional value-added services, such as premium data analytics and upgraded storefront management tools, the prices of which are determined based on the types and duration of the value-added services. Revenue from customer management services is primarily derived from P4P marketing and software services.

Alibaba International Digital Commerce Group

International Commerce Retail

We generate revenue from our International commerce retail businesses primarily through customer management services, logistics services and direct sales. Our revenue from customer management services is mainly contributed by AliExpress, Trendyol and Lazada. We generate logistics services revenue primarily from AliExpress, Trendyol and Lazada. We generate direct sales revenue primarily from Trendyol, Lazada and AliExpress.

International Commerce Wholesale

We generate revenue from our International commerce wholesale businesses primarily through membership fees, value-added services and customer management services. Revenue from membership fees are primarily fixed annual fees from the sale of memberships for paying members to reach customers, provide quotations and transact. Revenue from value-added services includes fees for various services, which prices are determined based on the nature of transaction. Revenue from customer management services is primarily derived from P4P marketing and software services.

Cloud Intelligence Group

Our Cloud businesses primarily generate revenue from the provision of public and non-public cloud services to our domestic and international enterprise customers:

•
Public cloud services, where we generate revenue from a wide range of cloud services, including traditional and AI-related, such as elastic computing, storage, network, database, big data, security, cloud native and Alibaba Cloud model studio (“Bailian”). Enterprise customers can pay for these services on a consumption or subscription basis, such as on-demand delivery of computing services and storage capacities.
•
Non-public cloud services, where we generate revenue through packaged cloud services, including hardware, software license, software installation service, application development and maintenance service.

All others

All others include Freshippo, Cainiao, Alibaba Health, Hujing Digital Media and Entertainment Group, Amap, Qwen Consumer Business Group, Lingxi Games, DingTalk and other businesses. The majority of revenue within All others consists of direct sales, where revenue and cost of inventory are recorded on a gross basis, and revenue from logistics services.

Factors Affecting Our Results of Operations

Our Ability to Create Value for Our Users and Generate Revenue. Our ability to create value for our users and generate revenue is driven by the factors described below:

•
Number and engagement of consumers. Consumers are attracted to our platforms by our platform’s offerings of high-quality products and services to meet multi-tiered consumer demands, and shopping experiences defined by quality products, competitive pricing and exceptional service. The engagement of consumers in our ecosystem is affected by our ability to continue to enhance and expand our product and service offerings and improve user experience.

•
Broader value offered to merchants, brands, retailers and other businesses. Merchants, brands, retailers and other businesses use our products and services to help them reach, acquire and retain customers, build brand awareness and engagement, complete transactions, and enhance their operating efficiency. We offer merchants and retailers a complete suite of services and tools, powered by our consumer insights, to help them effectively engage consumers, efficiently manage their operations and provide a seamless online and offline consumer experience. With our proprietary data and technologies, we also facilitate the digital transformation of traditional merchants and retailers. In addition, we empower businesses of different sizes across various industries through our comprehensive “AI + Cloud” service offerings.
•
AI + Cloud solutions adoption. Our ability to attract and retain AI + Cloud customers and expand our offerings depends on our ability to enhance our full-stack AI capabilities, and demonstrate superior performance compared to other providers. We offer reliable solutions in AI infrastructure, foundational model, MaaS, and both enterprise and consumer AI applications to meet diverse customer needs.
•
Empowering data and technology. Our ability to engage consumers and empower merchants, brands, retailers and other businesses is affected by the breadth and depth of our consumer insights, such as the accuracy of our shopping recommendations and of our targeted marketing, and our technology capabilities and infrastructure, such as AI + Cloud infrastructure, and our continued ability to develop scalable products and services that adapt to the quickly evolving industry trends and consumer preferences.

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

Our Investment in User Base, Technology, People, Infrastructure, and Innovative Business Model. We have made, and will continue to make, significant investments in our platforms and ecosystem to attract consumers, merchants and enterprises, enhance user experience and expand the capabilities and scope of our platforms. On our strategic initiative in “AI + Cloud”, we expect to invest in full-stack AI capabilities. On consumption, we expect to invest in user growth and focus on competitively priced products, customer service and membership programs, aimed at delivering an exceptional user experience in all aspects. Our operating leverage and profitability enable us to continue to invest in our people, particularly engineers, scientists and product management personnel, as well as in our technology capabilities and infrastructure. Our investment in the above-mentioned new and existing businesses has and may lower our margins but we believe the investment will deliver overall long-term growth.

Strategic Investments and Acquisitions. We have made, and intend to make, strategic investments and acquisitions. Our investment and acquisition strategy focuses on strengthening our core businesses and new growth opportunities. We also evaluate and explore potential divestment opportunities for certain of our non-core businesses from time to time. Our strategic investments and acquisitions may adversely affect our future financial results, including our margins and our net income, at least in the short term. In addition, some of our acquisitions and investments may not be successful. We have incurred impairment charges in the past and may incur impairment charges in the future.

Recent Investments, Acquisitions, Dispositions and Strategic Alliance Activities

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

We have developed focused investment strategies, targeting to invest, acquire or form alliances that will either complement our existing businesses or drive innovation initiatives. In some cases, we may take a staged approach to our investment and acquisition strategy, by beginning with an initial minority investment followed by business cooperation. When the business results, cooperation and the overall relationship established with the management of the investee company show increasing value to our ongoing business strategy, we may increase our investment or acquire the investee company completely. On the other hand, we have been optimizing our balance sheet through strategic divestments of non-core assets, and focusing on growing our core businesses, improving return on capital and enhancing shareholder value.

We have funded our strategic acquisitions and investments primarily from cash generated from our operations and through debt and equity financing. Our debt financing primarily consists of unsecured senior notes and bank borrowings, including an aggregate of US$8.0 billion unsecured senior notes issued in November 2014, of which US$7.3 billion was repaid in 2017, 2019, 2021 and 2024, an aggregate of US$7.0 billion unsecured senior notes issued in December 2017, of which US$0.7 billion was repaid in June 2023, an aggregate of US$5.0 billion unsecured senior notes issued in February 2021, an aggregate of US$5.0 billion convertible unsecured senior notes issued in May 2024, an aggregate of US$2.65 billion and RMB17 billion (US$2.3 billion) unsecured senior notes issued in November 2024, an aggregate of approximately HK$12 billion zero coupon exchangeable bonds issued in July 2025, an aggregate of US$3.2 billion zero coupon convertible unsecured senior notes issued in September 2025, a US$3.17 billion revolving credit facility with ancillary facility arrangement, of which RMB3.9 billion (US$0.6 billion) was drawn under the ancillary facility arrangement by way of short-term loan facilities as of March 31, 2026, as well as a US$3.33 billion revolving credit facility which we have not yet drawn as of March 31, 2026. Going forward, we expect to fund additional investments through cash generated from our operations and through debt and equity financing when opportunities arise in the future. Although we expect our margins to be negatively affected by acquisitions of target companies with lower or negative margins, we do not expect our investment activities to have any significant negative impact on our liquidity or operations. We believe acquired businesses operating at a loss do not detract from our total value because they bring clear strategic value to us in the long run. However, there can be no assurance that our future financial results would not be materially and adversely affected if our strategic investments and acquisitions are not successful. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Industry — Sustained investment in our businesses and our focus on long-term performance and maintaining the health of our ecosystem may negatively affect our margins and our net income” and “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Industry — We face risks relating to our acquisitions, investments and alliances.”

Material Investments, Acquisitions and Dispositions

Our material investments, acquisitions and dispositions in fiscal year 2026 and the period through the date of this annual report are set forth below.

In May 2025, we agreed to sell 85% of the equity interest in Trendyol GO, a wholly-owned subsidiary of Trendyol that operates local service business in Türkiye. The cash consideration for the disposal is approximately US$0.7 billion (RMB5 billion). The disposal was completed during the year ended March 31, 2026.

As of the date of this annual report, we did not have detailed future plans for material investments, although from time to time, we may be evaluating potential opportunities for investments, acquisitions and dispositions, including opportunities that may be significant.

Intangible Assets and Goodwill

When we make an acquisition, consideration that exceeds the acquisition date amounts of the acquired assets and liabilities is allocated to intangible assets and goodwill. We have and will continue to incur amortization expenses as we amortize intangible assets over their estimated useful life on a straight-line basis. We do not amortize goodwill. We test intangible assets and goodwill periodically or whenever necessary for impairment, and any impairment may materially and adversely affect our financial condition and results of operations. Some of our acquisitions and investments may not be successful, and we may incur impairment charges in the future. We recognized impairment charges on intangible assets of RMB634 million in fiscal year 2025, mainly relating to All others, and RMB1,729 million (US$251 million) in fiscal year 2026, mainly relating to Alibaba China E-commerce Group. We recognized impairment charges on goodwill of RMB6,171 million and RMB9,515 million (US$1,380 million) in fiscal years 2025 and 2026 respectively. Impairment charges on goodwill recorded for both years were related to All others. For additional information, see “— Critical Accounting Policies and Estimates — Impairment Assessment on Goodwill and Intangible Assets” and “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Industry — We face risks relating to our acquisitions, investments and alliances.”

Components of Results of Operations

Revenue

The following table sets forth our revenues by segment, presented before inter-segment elimination, for the periods indicated (1):

	Year ended March 31,
	2024	2025	2026
	RMB	RMB	RMB	US$
	(in millions)
Alibaba China E-commerce Group:
E-commerce
- Customer management	307,950	326,769	343,867	49,850
- Direct sales, logistics and others (2)	110,820	103,722	105,518	15,297
	418,770	430,491	449,385	65,147
Quick commerce (3)	50,852	53,588	78,520	11,383
China commerce wholesale	20,479	24,301	26,312	3,815
Total Alibaba China E-commerce Group	490,101	508,380	554,217	80,345

Alibaba International Digital Commerce Group:
International commerce retail	81,654	108,465	117,731	17,067
International commerce wholesale	20,944	23,835	26,439	3,833
Total Alibaba International Digital Commerce Group	102,598	132,300	144,170	20,900

Cloud Intelligence Group	106,374	118,028	158,132	22,924
All others (4)	317,539	338,347	254,367	36,876
Unallocated	1,297	1,924	2,340	339
Inter-segment elimination	(76,741)	(102,632)	(89,556)	(12,983)
Consolidated revenue	941,168	996,347	1,023,670	148,401

1.
During fiscal year 2026, to advance our “user first” strategy and enhance user experience, we undertook a strategic combination of Taobao and Tmall Group, Ele.me and Fliggy into Alibaba China E-commerce Group. We simplified the financial reporting structure by reclassifying Cainiao, Amap and Hujing Digital Media and Entertainment Group into “All others”. The above presentation has been updated to conform with the new reporting structure, as reviewed by our chief operating decision maker.
2.
Direct sales, logistics and others revenue under Alibaba China E-commerce Group primarily represents direct sales businesses of Tmall Supermarket, Tmall Global and other businesses, where revenue and cost of inventory are recorded on a gross basis within the business group, as well as revenue from logistics services and other value-added services.
3.
Quick commerce revenue represents quick commerce business revenue, including revenue generated through “Taobao Instant Commerce” and the Ele.me app. Quick commerce revenue is net of subsidies that are contra revenue.
4.
All others include Freshippo, Cainiao, Alibaba Health, Hujing Digital Media and Entertainment Group, Amap, Qwen Consumer Business Group, Lingxi Games, DingTalk and other businesses. The majority of revenue within All others consists of direct sales, where revenue and cost of inventory are recorded on a gross basis, and revenue from logistics services.

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

Product Development Expenses

Product development expenses primarily include salaries, bonuses, benefits and share-based compensation expense for research and development personnel and other expenses that are directly attributable to the development of new technologies and products for our businesses, such as the development of the technology and Internet infrastructure, applications, operating systems, software, databases and networks.

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

Interest Expense

Our interest expense is comprised of interest payments and amortization of upfront fees and incidental charges primarily associated with our US$8.0 billion unsecured senior notes issued in November 2014, of which US$7.3 billion was repaid in 2017, 2019, 2021 and 2024, an aggregate of US$7.0 billion unsecured senior notes issued in December 2017, of which US$0.7 billion was repaid in June 2023, an aggregate of US$5.0 billion unsecured senior notes issued in February 2021, an aggregate of US$5.0 billion convertible unsecured senior notes issued in May 2024, an aggregate of US$2.65 billion U.S. dollar-denominated unsecured senior notes and RMB17 billion (US$2.3 billion) RMB-denominated unsecured senior notes issued in November 2024, US$4.0 billion five-year term loan facility drawn down in fiscal year 2017, which was partially repaid and reduced to US$3.17 billion in January 2025 and was subsequently fully repaid in December 2025, as well as a bank borrowing amounting to RMB3.9 billion (US$0.6 billion) under the ancillary facility arrangement by way of short-term loan facilities.

Other Income, Net

Other income, net, primarily consists of exchange gain or loss and government grants. Exchange gain or loss, arising from our operations and treasury management activities, recognized in our income statement is largely affected by exchange rate fluctuation among Renminbi, U.S. dollar and Turkish lira. Government grants primarily relate to grants by central and local governments in connection with our contributions to technology development and investments in local business districts. These grants may not be recurring in nature, and we recognize the income when the grants are received and no further conditions need to be met.

Income Tax Expenses

Our income tax expenses are comprised primarily of current tax expense, mainly attributable to certain profitable subsidiaries in China, and deferred tax expense, mainly related to temporary differences in relation to tax losses carried forward, investments as well as property and equipment, and withholding tax on dividends to be distributed by our PRC operating subsidiaries.

Taxation

Cayman Islands Tax

Under Cayman Islands law, our company is not subject to income, corporation or capital gains tax, and no withholding tax is imposed upon the payment of dividends.

Hong Kong Profits Tax

Our company’s subsidiaries incorporated in Hong Kong were subject to Hong Kong profits tax at a rate of 16.5% in fiscal years 2024, 2025 and 2026.

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

Certain subsidiaries received the above preferential tax treatments during calendar years 2023, 2024, 2025 and 2026. Five of our wholly-owned subsidiaries in China, including Alibaba (China) Technology Co., Ltd., Taobao (China) Software Co., Ltd., Zhejiang Tmall Technology Co., Ltd., which are primarily engaged in the operations of wholesale marketplaces, Taobao, and Tmall, respectively, and Alibaba (Beijing) Software Services Co., Ltd. and Alibaba (China) Co., Ltd., which are primarily engaged in the operations of technology, software research and development and relevant services, were qualified as High and New Technology Enterprises and they were subject to an EIT rate of 15%.

VAT and Other Levies

Our major PRC subsidiaries are subject to VAT on revenue earned for our services under a national VAT reform program. In general, the applicable VAT rate on the revenue earned for services is 6% with companies entitled to crediting VAT paid on certain purchases against VAT on sales. Revenue is recognized net of VAT in our consolidated income statement.

PRC Withholding Tax

Pursuant to the EIT Law, a 10% withholding tax is generally levied on dividends declared by companies in China to their non-resident enterprise investors. A lower withholding tax rate of 5% is applicable for direct foreign investors incorporated in Hong Kong with at least 25% equity interest in the PRC company and meeting the relevant conditions or requirements pursuant to the tax arrangement between Chinese mainland and Hong Kong SAR. As the equity holders of our PRC operating subsidiaries are qualified Hong Kong incorporated companies, our deferred tax liabilities for distributable earnings are calculated at a 5% withholding tax rate. As of March 31, 2026, we have accrued the withholding tax on substantially all of the earnings distributable by our subsidiaries in China, except for those being reserved for permanent reinvestment in China of RMB278.9 billion (US$40.4 billion).

Share-based Compensation

We provide share-based awards to eligible grantees and believe share-based awards are vital to attract, incentivize and retain our employees and are the appropriate tool to align the interests of the grantees with those of our shareholders. For further information about the equity incentive plans of our Company, see “Item 6. Directors, Senior Management and Employees — B. Compensation — Equity Incentive Plans.”

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

We recognized share-based compensation expense of RMB18,546 million, RMB15,577 million and RMB14,821 million (US$2,149 million) in fiscal years 2024, 2025 and 2026, respectively, representing 2%, 2% and 1% of our revenue in those respective periods.

The following table sets forth an analysis of share-based compensation expense by function for the periods indicated:

	Year ended March 31,
	2024	2025	2026
	RMB	RMB	RMB	US$
	(in millions)
Cost of revenue	3,012	2,162	2,023	293
Product development expenses	7,623	6,700	6,016	872
Sales and marketing expenses	2,265	2,137	2,321	337
General and administrative expenses	5,646	4,578	4,461	647
Total	18,546	15,577	14,821	2,149

The following table sets forth an analysis of share-based compensation expense by type of awards for the periods indicated:

	Year ended March 31,
	2024	2025	2026
	RMB	RMB	RMB	US$
	(in millions)
Alibaba Group share-based awards(1)	17,974	11,121	9,146	1,326
Others(2)	572	4,456	5,675	823
Total share-based compensation expense(3)	18,546	15,577	14,821	2,149

(1)
This represents Alibaba Group share-based awards granted to our employees.
(2)
This represents share-based awards of our subsidiaries and Ant Group granted to our employees.
(3)
This includes both cash and non-cash share-based compensation expenses.

Share-based compensation expense decreased in fiscal year 2026 compared to fiscal year 2025. This decrease was primarily due to the decrease in the number of the awards granted as we have increased the proportion of long-term cash incentives granted after considering the macroeconomic environment and the general trends in the talent market.

Others in fiscal year 2024 includes a net reversal in share-based compensation expense related to Ant Group share-based awards amounted to RMB6,691 million, because we made a mark-to-market adjustment during the fiscal year relating to Ant Group share-based awards granted to our employees, reflecting a decrease in the value of Ant Group.

We expect that our share-based compensation expense will continue to be affected by changes in the fair value of the underlying awards and the quantity of awards we grant in the future. See “— Critical Accounting Policies and Estimates — Share-based Compensation Expense and Valuation of the Underlying Awards” below for additional information regarding our share-based compensation expense.

Results of Operations

The following tables set out our consolidated results of operations for the periods indicated:

	Year ended March 31,
	2024	2025	2026
	RMB	RMB	RMB	US$
	(in millions, except per share data)
Revenue	941,168	996,347	1,023,670	148,401
Cost of revenue	(586,323)	(598,285)	(616,136)	(89,321)
Product development expenses	(52,256)	(57,151)	(66,533)	(9,645)
Sales and marketing expenses	(115,141)	(144,021)	(245,023)	(35,521)
General and administrative expenses	(41,985)	(44,239)	(33,082)	(4,796)
Amortization and impairment of intangible assets	(21,592)	(6,336)	(5,079)	(736)
Impairment of goodwill	(10,521)	(6,171)	(9,515)	(1,380)
Other gains, net	—	761	1,848	268
Income from operations	113,350	140,905	50,150	7,270
Interest and investment income, net	(9,964)	20,759	87,512	12,687
Interest expense	(7,947)	(9,596)	(9,793)	(1,420)
Other income, net	6,157	3,387	1,518	220
Income before income tax and share of results of equity method investees	101,596	155,455	129,387	18,757
Income tax expenses	(22,529)	(35,445)	(30,045)	(4,356)
Share of results of equity method investees	(7,735)	5,966	2,785	404
Net income	71,332	125,976	102,127	14,805
Net loss attributable to noncontrolling interests	8,677	4,133	1,465	213
Net income attributable to Alibaba Group Holding Limited	80,009	130,109	103,592	15,018
(Accretion) Reversal of accretion of mezzanine equity	(268)	(639)	2,312	335
Net income attributable to ordinary shareholders	79,741	129,470	105,904	15,353
Earnings per share attributable to ordinary shareholders(1)
Basic	3.95	6.89	5.70	0.83
Diluted	3.91	6.70	5.50	0.80
Earnings per ADS attributable to ordinary shareholders(1)
Basic	31.61	55.12	45.63	6.61
Diluted	31.24	53.59	44.00	6.38

(1)
Each ADS represents eight Shares.

	Year ended March 31,
	2024	2025	2026
	%	%	%
	(as percentage of revenue)
Revenue	100	100	100
Cost of revenue	(62)	(60)	(60)
Product development expenses	(6)	(6)	(7)
Sales and marketing expenses	(12)	(14)	(24)
General and administrative expenses	(5)	(4)	(3)
Amortization and impairment of intangible assets	(2)	(1)	—
Impairment of goodwill	(1)	(1)	(1)
Other gains, net	—	—	—
Income from operations	12	14	5
Interest and investment income, net	(1)	2	9
Interest expense	(1)	(1)	(1)
Other income, net	—	1	—
Income before income tax and share of results of equity method investees	10	16	13
Income tax expenses	(2)	(4)	(3)
Share of results of equity method investees	(1)	1	—
Net income	7	13	10
Net loss attributable to noncontrolling interests	1	—	—
Net income attributable to Alibaba Group Holding Limited	8	13	10
(Accretion) Reversal of accretion of mezzanine equity	—	—	—
Net income attributable to ordinary shareholders	8	13	10

Segment Information for Fiscal Years 2024, 2025 and 2026

The tables below set forth certain financial information of our operating segments, before inter-segment elimination, for the periods indicated(1):

	Year ended March 31,
	2024	2025	2026
	RMB	RMB	RMB	US$
	(in millions)
Alibaba China E-commerce Group:
E-commerce
- Customer management	307,950	326,769	343,867	49,850
- Direct sales, logistics and others (2)	110,820	103,722	105,518	15,297
	418,770	430,491	449,385	65,147
Quick commerce (3)	50,852	53,588	78,520	11,383
China commerce wholesale	20,479	24,301	26,312	3,815
Total Alibaba China E-commerce Group	490,101	508,380	554,217	80,345

Alibaba International Digital Commerce Group:
International commerce retail	81,654	108,465	117,731	17,067
International commerce wholesale	20,944	23,835	26,439	3,833
Total Alibaba International Digital Commerce Group	102,598	132,300	144,170	20,900

Cloud Intelligence Group	106,374	118,028	158,132	22,924
All others (4)	317,539	338,347	254,367	36,876
Unallocated	1,297	1,924	2,340	339
Inter-segment elimination	(76,741)	(102,632)	(89,556)	(12,983)
Consolidated revenue	941,168	996,347	1,023,670	148,401

(1)
During fiscal year 2026, to advance our “user first” strategy and enhance user experience, we undertook a strategic combination of Taobao and Tmall Group, Ele.me and Fliggy into Alibaba China E-commerce Group. We simplified the financial reporting structure by reclassifying Cainiao, Amap and Hujing Digital Media and Entertainment Group into “All others”. The above presentation has been updated to conform with the new reporting structure, as reviewed by our chief operating decision maker.
(2)
Direct sales, logistics and others revenue under Alibaba China E-commerce Group primarily represents direct sales businesses of Tmall Supermarket, Tmall Global and other businesses, where revenue and cost of inventory are recorded on a gross basis within the business group, as well as revenue from logistics services and other value-added services.
(3)
Quick commerce revenue represents quick commerce business revenue, including revenue generated through “Taobao Instant Commerce” and the Ele.me app. Quick commerce revenue is net of subsidies that are contra revenue.
(4)
All others include Freshippo, Cainiao, Alibaba Health, Hujing Digital Media and Entertainment Group, Amap, Qwen Consumer Business Group, Lingxi Games, DingTalk and other businesses. The majority of revenue within All others consists of direct sales, where revenue and cost of inventory are recorded on a gross basis, and revenue from logistics services.

	Year ended March 31,
	2024	2025	2026
	RMB	RMB	RMB	US$
	(in millions)
Alibaba China E-commerce Group	186,970	193,223	107,509	15,586
Alibaba International Digital Commerce Group	(8,035)	(15,137)	(2,051)	(297)
Cloud Intelligence Group	6,121	10,556	14,265	2,068
All others (2)	(11,252)	(9,499)	(35,737)	(5,181)
Unallocated (3)	(6,190)	(4,337)	(5,150)	(747)
Inter-segment elimination	(2,586)	(1,741)	(2,420)	(351)
Consolidated adjusted EBITA	165,028	173,065	76,416	11,078

(1)
During fiscal year 2026, to advance our “user first” strategy and enhance user experience, we undertook a strategic combination of Taobao and Tmall Group, Ele.me and Fliggy into Alibaba China E-commerce Group. We simplified the financial reporting structure by reclassifying Cainiao, Amap and Hujing Digital Media and Entertainment Group into “All others”. The above presentation has been updated to conform with the new reporting structure, as reviewed by our chief operating decision maker.
(2)
All others include Freshippo, Cainiao, Alibaba Health, Hujing Digital Media and Entertainment Group, Amap, Qwen Consumer Business Group, Lingxi Games, DingTalk and other businesses.
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

Adjusted EBITDA represents net income before interest and investment income, net, interest expense, other income (expense), net, income tax expenses, share of results of equity method investees, certain non-cash expenses, consisting of share-based compensation expense, amortization and impairment of intangible assets, impairment of goodwill, depreciation and impairment of property and equipment, and operating lease cost relating to land use rights, and others (including provision in relation to matters outside the ordinary course of business), which we do not believe are reflective of our core operating performance during the periods presented.

Adjusted EBITA represents net income before interest and investment income, net, interest expense, other income (expense), net, income tax expenses, share of results of equity method investees, certain non-cash expenses, consisting of share-based compensation expense, amortization and impairment of intangible assets, impairment of goodwill, and others (including provision in relation to matters outside the ordinary course of business), which we do not believe are reflective of our core operating performance during the periods presented.

Non‑GAAP net income represents net income before non-cash share-based compensation expense, amortization and impairment of intangible assets, gain or loss on deemed disposals/disposals/revaluation of investments, impairment of goodwill and investments, and others (including provision in relation to matters outside the ordinary course of business), and adjustments for the tax effects.

Non‑GAAP diluted earnings per share represents non-GAAP net income attributable to ordinary shareholders divided by the weighted average number of outstanding ordinary shares, in each case for computing non-GAAP diluted earnings per share on a diluted basis. Non-GAAP diluted earnings per ADS represents non-GAAP diluted earnings per share after adjusting for the ordinary share-to-ADS ratio.

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

The following table sets forth a reconciliation of our net income to adjusted EBITA and adjusted EBITDA for the periods indicated:

	Year ended March 31,
	2024	2025	2026
	RMB	RMB	RMB	US$
	(in millions)
Net income	71,332	125,976	102,127	14,805
Adjustments to reconcile net income to adjusted EBITA and adjusted EBITDA:
Interest and investment income, net	9,964	(20,759)	(87,512)	(12,687)
Interest expense	7,947	9,596	9,793	1,420
Other income, net	(6,157)	(3,387)	(1,518)	(220)
Income tax expenses	22,529	35,445	30,045	4,356
Share of results of equity method investees	7,735	(5,966)	(2,785)	(404)
Income from operations	113,350	140,905	50,150	7,270
Non-cash share-based compensation expense	18,546	13,970	11,180	1,621
Amortization and impairment of intangible assets	21,592	6,336	5,079	736
Impairment of goodwill, and others	11,540	11,854	10,007	1,451
Adjusted EBITA	165,028	173,065	76,416	11,078
Depreciation and impairment of property and equipment, and operating lease cost relating to land use rights	26,640	29,260	37,067	5,374
Adjusted EBITDA	191,668	202,325	113,483	16,452

The following table sets forth a reconciliation of our net income to non‑GAAP net income for the periods indicated:

	Year ended March 31,
	2024	2025	2026
	RMB	RMB	RMB	US$
	(in millions)
Net income	71,332	125,976	102,127	14,805
Adjustments to reconcile net income to non-GAAP net income:
Non-cash share-based compensation expense	18,546	13,970	11,180	1,621
Amortization and impairment of intangible assets	21,592	6,336	5,079	736
Loss (Gain) on deemed disposals/disposals/revaluation of investments	21,659	(8,764)	(74,416)	(10,788)
Impairment of goodwill and investments, and others	33,679	22,435	17,746	2,573
Tax effects(1)	(9,329)	(1,831)	(1,058)	(153)
Non-GAAP net income	157,479	158,122	60,658	8,794

(1)
Tax effects primarily comprises tax effects relating to non-cash share-based compensation expense, amortization and impairment of intangible assets and certain gains and losses from investments, and others.

The following table sets forth a reconciliation of our diluted earnings per share/ADS to non‑GAAP diluted earnings per share/ADS for the periods indicated:

	Year ended March 31,
	2024	2025	2026
	RMB	RMB	RMB	US$
	(in millions, except per share data)
Net income attributable to ordinary shareholders - basic	79,741	129,470	105,904	15,353
Dilution effect on earnings arising from non-cash share-based awards operated by equity method investees and subsidiaries	(228)	(300)	(410)	(59)
Adjustments for interest expense attributable to convertible unsecured senior notes	—	235	309	45
Net income attributable to ordinary shareholders - diluted	79,513	129,405	105,803	15,339
Non-GAAP adjustments to net income attributable to ordinary shareholders(1)	78,846	28,535	(41,365)	(5,997)
Non-GAAP net income attributable to ordinary shareholders for computing non-GAAP diluted earnings per share/ADS	158,359	157,940	64,438	9,342
Weighted average number of shares on a diluted basis for computing non-GAAP diluted earnings per share/ADS (million shares)(2)	20,359	19,318	19,235

Diluted earnings per share(2) (3)	3.91	6.70	5.50	0.80
Non-GAAP diluted earnings per share(2) (4)	7.78	8.18	3.35	0.49
Diluted earnings per ADS(2) (3)	31.24	53.59	44.00	6.38
Non-GAAP diluted earnings per ADS(2) (4)	62.23	65.41	26.80	3.89

(1)
Non-GAAP adjustments excluding the attributions to the noncontrolling interests for computing non-GAAP diluted earnings per share/ADS. See the table above for items regarding the reconciliation of net income to non‑GAAP net income (before taking into account the dilutive impact and excluding the attributions to the noncontrolling interests).
(2)
Each ADS represents eight ordinary shares.
(3)
Diluted earnings per share is derived from dividing net income attributable to ordinary shareholders by the weighted average number of outstanding ordinary shares, on a diluted basis. Diluted earnings per ADS is derived from the diluted earnings per share after adjusting for the ordinary share-to-ADS ratio.
(4)
Non-GAAP diluted earnings per share is derived from dividing non-GAAP net income attributable to ordinary shareholders by the weighted average number of outstanding ordinary shares, in each case for computing non-GAAP diluted earnings per share, on a diluted basis. Non-GAAP diluted earnings per ADS is derived from the non-GAAP diluted earnings per share after adjusting for the ordinary share-to-ADS ratio.

The following table sets forth a reconciliation of net cash provided by operating activities to free cash flow for the periods indicated:

	Year ended March 31,
	2024	2025	2026
	RMB	RMB	RMB	US$
	(in millions)
Net cash provided by operating activities	182,593	163,509	76,213	11,049
Less: Purchase of property and equipment (excluding land use rights and construction in progress relating to office campuses)	(27,579)	(84,278)	(122,021)	(17,689)
Less: Purchase of intangible assets (excluding those acquired through acquisitions)	(842)	—	(874)	(127)
Less: Changes in the buyer protection fund deposits	2,038	(5,361)	73	10
Free cash flow	156,210	73,870	(46,609)	(6,757)

Comparison of Fiscal Years 2025 and 2026

Revenue

	Year ended March 31,
	2025	2026
	RMB	RMB	US$	YoY % Change
	(in millions, except percentages)
Alibaba China E-commerce Group:
E-commerce
- Customer management	326,769	343,867	49,850	5%
- Direct sales, logistics and others (2)	103,722	105,518	15,297	2%
	430,491	449,385	65,147	4%
Quick commerce (3)	53,588	78,520	11,383	47%
China commerce wholesale	24,301	26,312	3,815	8%
Total Alibaba China E-commerce Group	508,380	554,217	80,345	9%

Alibaba International Digital Commerce Group:
International commerce retail	108,465	117,731	17,067	9%
International commerce wholesale	23,835	26,439	3,833	11%
Total Alibaba International Digital Commerce Group	132,300	144,170	20,900	9%

Cloud Intelligence Group	118,028	158,132	22,924	34%
All others (4)	338,347	254,367	36,876	(25)%
Unallocated	1,924	2,340	339
Inter-segment elimination	(102,632)	(89,556)	(12,983)
Consolidated revenue	996,347	1,023,670	148,401	3%

(1)
During fiscal year 2026, to advance our “user first” strategy and enhance user experience, we undertook a strategic combination of Taobao and Tmall Group, Ele.me and Fliggy into Alibaba China E-commerce Group. We simplified the financial reporting structure by reclassifying Cainiao, Amap and Hujing Digital Media and Entertainment Group into “All others”. The above presentation has been updated to conform with the new reporting structure, as reviewed by our chief operating decision maker.
(2)
Direct sales, logistics and others revenue under Alibaba China E-commerce Group primarily represents direct sales businesses of Tmall Supermarket, Tmall Global and other businesses, where revenue and cost of inventory are recorded on a gross basis within the business group, as well as other revenue from logistics services and other value-added services.
(3)
Quick commerce revenue represents quick commerce business revenue, including revenue generated through “Taobao Instant Commerce” and the Ele.me app. Quick commerce revenue is net of subsidies that are contra revenue.
(4)
All others include Freshippo, Cainiao, Alibaba Health, Hujing Digital Media and Entertainment Group, Amap, Qwen Consumer Business Group, Lingxi Games, DingTalk and other businesses. The majority of revenue within All others consists of direct sales revenue, where revenue and cost of inventory are recorded on a gross basis, and revenue from logistics services.

Total revenue increased by 3% from RMB996,347 million in fiscal year 2025 to RMB1,023,670 million (US$148,401 million) in fiscal year 2026. Excluding revenue from the disposed businesses of Sun Art and Intime, revenue on a like-for-like basis would have grown by 11% year-over-year.

Adjusted EBITA

	Year ended March 31,
	2025	2026
	RMB	RMB	US$	YoY % Change (3)
	(in millions, except percentages)
Alibaba China E-commerce Group	193,223	107,509	15,586	(44)%
Alibaba International Digital Commerce Group	(15,137)	(2,051)	(297)	86%
Cloud Intelligence Group	10,556	14,265	2,068	35%
All others	(9,499)	(35,737)	(5,181)	(276)%
Unallocated (2)	(4,337)	(5,150)	(747)
Inter-segment elimination	(1,741)	(2,420)	(351)
Consolidated adjusted EBITA	173,065	76,416	11,078	(56)%

(1)
During fiscal year 2026, to advance our “user first” strategy and enhance user experience, we undertook a strategic combination of Taobao and Tmall Group, Ele.me and Fliggy into Alibaba China E-commerce Group. We simplified the financial reporting structure by reclassifying Cainiao, Amap and Hujing Digital Media and Entertainment Group into “All others”. The above presentation has been updated to conform with the new reporting structure, as reviewed by our chief operating decision maker.
(2)
Unallocated primarily relates to certain costs incurred by corporate functions and other miscellaneous items that are not allocated to individual segments.
(3)
For a more intuitive presentation, widening of loss in YoY% is shown in terms of negative growth rate, and narrowing of loss in YoY% is shown in terms of positive growth rate.

Alibaba China-E-commerce Group

(i)
Segment revenue
•
E-commerce Business

Revenue from our E-commerce business in fiscal year 2026 was RMB449,385 million (US$65,147 million), increased by 4% compared to RMB430,491 million in fiscal year 2025.

Customer management revenue increased by 5% year-over-year, driven by the improvement of take rate.

Direct sales, logistics and others revenue under E-commerce business in fiscal year 2026 was RMB105,518 million (US$15,297 million), increased by 2% compared to RMB103,722 million in fiscal year 2025, primarily due to the increase in revenue from logistics services and value-added services, partly offset by the decrease in revenue from certain direct sales businesses.

•
Quick Commerce Business

Revenue from our Quick commerce business in fiscal year 2026 was RMB78,520 million (US$11,383 million), increased by 47% compared to RMB53,588 million in fiscal year 2025, mainly due to order growth as a result of the rollout of “Taobao Instant Commerce” at the end of April 2025.

•
China Commerce Wholesale Business

Revenue from our China commerce wholesale business in fiscal year 2026 was RMB26,312 million (US$3,815 million), increased by 8% compared to RMB24,301 million in fiscal year 2025, primarily due to an increase in revenue from value-added services provided to paying members.

(ii)
Segment adjusted EBITA

Alibaba China E-commerce Group adjusted EBITA decreased by 44% to RMB107,509 million (US$15,586 million) in fiscal year 2026, compared to RMB193,223 million in fiscal year 2025, primarily due to the investment in quick commerce, user experiences, and technology, while there is positive contribution from customer management service.

Alibaba International Digital Commerce Group

(i)
Segment revenue
•
International Commerce Retail Business

Revenue from our International commerce retail business in fiscal year 2026 was RMB117,731 million (US$17,067 million), increased by 9% compared to RMB108,465 million in fiscal year 2025, primarily driven by the increase in revenue contributed by AliExpress and other international businesses, and partly offset by the revenue decrease of Lazada. Of which, the year-over-year growth contributed by AliExpress and other international businesses of 6% and 6%, respectively, partly offset by a 3% decline from Lazada, resulting to a total increase of 9%. As certain of our international businesses generate revenue in local currencies while our reporting currency is Renminbi, AIDC’s revenue is affected by exchange rate fluctuations.

•
International Commerce Wholesale Business

Revenue from our International commerce wholesale business in fiscal year 2026 was RMB26,439 million (US$3,833 million), increased by 11% compared to RMB23,835 million in fiscal year 2025. The increase was primarily due to an increase in revenue generated by cross-border related value-added services.

(ii)
Segment adjusted EBITA

Alibaba International Digital Commerce Group adjusted EBITA was a loss of RMB2,051 million (US$297 million) in fiscal year 2026, compared to a loss of RMB15,137 million in fiscal year 2025, primarily due to significant improvement in AliExpress’ operating efficiency, and enhanced efficiencies across various businesses.

Cloud Intelligence Group

(i)
Segment revenue

Revenue from Cloud Intelligence Group was RMB158,132 million (US$22,924 million) in fiscal year 2026, increased by 34% compared to RMB118,028 million in fiscal year 2025. Overall revenue excluding Alibaba-consolidated subsidiaries increased by 33% year-over-year, primarily driven by public cloud revenue growth, including the increasing adoption of AI-related products.

(ii)
Segment adjusted EBITA

Cloud Intelligence Group adjusted EBITA increased by 35% to RMB14,265 million (US$2,068 million) in fiscal year 2026, compared to RMB10,556 million in fiscal year 2025, primarily due to revenue growth and improving operating efficiency, partly offset by the increasing investments in customer growth and technology innovation.

All others

(i)
Segment revenue

Revenue from All others segment was RMB254,367 million (US$36,876 million) in fiscal year 2026, decreased by 25% compared to RMB338,347 million in fiscal year 2025, primarily due to the revenue decrease as a result of the disposal of Sun Art and Intime businesses, as well as the decrease in revenue from Cainiao, partly offset by the increase in revenue from Freshippo, Alibaba Health and Amap.

(ii)
Segment adjusted EBITA

Adjusted EBITA from All others segment in fiscal year 2026 was a loss of RMB35,737 million (US$5,181 million), compared to a loss of RMB9,499 million in fiscal year 2025, primarily due to the increased investment in technology businesses, partly offset by the improved results of Hujing Digital Media and Entertainment Group and other businesses.

Cost of Revenue

	Year ended March 31,
	2025	2026
	RMB	RMB	US$	YoY % Change
	(in millions, except percentages)
Cost of revenue	598,285	616,136	89,321	3%
Percentage of revenue	60%	60%
Share-based compensation expense included in cost of revenue	2,162	2,023	293	(6)%
Percentage of revenue	0%	0%
Cost of revenue excluding share-based compensation expense	596,123	614,113	89,028	3%
Percentage of revenue	60%	60%

Our cost of revenue increased by 3% from RMB598,285 million in fiscal year 2025 to RMB616,136 million (US$89,321 million) in fiscal year 2026. Without the effect of share-based compensation expense, cost of revenue as a percentage of revenue would have remained stable at 60% in fiscal year 2026 compared to fiscal year 2025, primarily driven by our expansion in quick commerce business, and the growth in our cloud and technology businesses, partly offset by the disposal of Sun Art and Intime businesses, improvement in monetization and operating efficiency.

Product Development Expenses

	Year ended March 31,
	2025	2026
	RMB	RMB	US$	YoY % Change
	(in millions, except percentages)
Product development expenses	57,151	66,533	9,645	16%
Percentage of revenue	6%	7%
Share-based compensation expense included in product development expenses	6,700	6,016	872	(10)%
Percentage of revenue	1%	1%
Product development expenses excluding share-based compensation expense	50,451	60,517	8,773	20%
Percentage of revenue	5%	6%

Our product development expenses increased by 16% from RMB57,151 million in fiscal year 2025 to RMB66,533 million (US$9,645 million) in fiscal year 2026. Without the effect of share-based compensation expense, product development expenses as a percentage of revenue would have increased from 5% in fiscal year 2025 to 6% in fiscal year 2026.

Sales and Marketing Expenses

	Year ended March 31,
	2025	2026
	RMB	RMB	US$	YoY % Change
	(in millions, except percentages)
Sales and marketing expenses	144,021	245,023	35,521	70%
Percentage of revenue	14%	24%
Share-based compensation expense included in sales and marketing expenses	2,137	2,321	337	9%
Percentage of revenue	0%	0%
Sales and marketing expenses excluding share-based compensation expense	141,884	242,702	35,184	71%
Percentage of revenue	14%	24%

Our sales and marketing expenses increased by 70% from RMB144,021 million in fiscal year 2025 to RMB245,023 million (US$35,521 million) in fiscal year 2026. Without the effect of share-based compensation expense, sales and marketing expenses as a percentage of revenue would have increased from 14% in fiscal year 2025 to 24% in fiscal year 2026, primarily attributable to the investment in user experiences of Alibaba China E-commerce Group and user acquisition of Qwen app.

General and Administrative Expenses

	Year ended March 31,
	2025	2026
	RMB	RMB	US$	YoY % Change
	(in millions, except percentages)
General and administrative expenses	44,239	33,082	4,796	(25)%
Percentage of revenue	4%	3%
Share-based compensation expense included in general and administrative expenses	4,578	4,461	647	(3)%
Percentage of revenue	0%	0%
General and administrative expenses excluding share-based compensation expense	39,661	28,621	4,149	(28)%
Percentage of revenue	4%	3%

Our general and administrative expenses decreased by 25% from RMB44,239 million in fiscal year 2025 to RMB33,082 million (US$4,796 million) in fiscal year 2026. Without the effect of share-based compensation expense, general and administrative expenses as a percentage of revenue would have decreased from 4% in fiscal year 2025 to 3% in fiscal year 2026, primarily due to a one-time provision for the shareholder class action lawsuits in fiscal year 2025 and our enhanced cost control measures.

Amortization and impairment of intangible assets

	Year ended March 31,
	2025	2026
	RMB	RMB	US$	YoY % Change
	(in millions, except percentages)
Amortization and impairment of intangible assets	6,336	5,079	736	(20)%
Percentage of revenue	1%	0%

Amortization and impairment of intangible assets decreased by 20% from RMB6,336 million in fiscal year 2025 to RMB5,079 million (US$736 million) in fiscal year 2026, primarily due to the full amortization of certain intangible assets, partly offset by the increase in impairment. During fiscal year 2026, impairment of intangible assets of RMB1,729 million (US$251 million) was recorded mainly relating to Alibaba China E-commerce Group. During fiscal year 2025, impairment of intangible assets of RMB634 million was recorded mainly relating to All others segment.

Impairment of goodwill

Impairment of goodwill in fiscal year 2026 was RMB9,515 million (US$1,380 million), increased by 54% or RMB3,344 million from RMB6,171 million in fiscal year 2025. Impairment recorded for both years were related to All others segment.

Income from Operations

	Year ended March 31,
	2025	2026
	RMB	RMB	US$	YoY % Change
	(in millions, except percentages)
Income from operations	140,905	50,150	7,270	(64)%
Percentage of revenue	14%	5%
Share-based compensation expense included in income from operations	15,577	14,821	2,149	(5)%
Percentage of revenue	2%	1%
Income from operations excluding share-based compensation expense	156,482	64,971	9,419	(58)%
Percentage of revenue	16%	6%

Our income from operations decreased by 64% from RMB140,905 million, or 14% of revenue, in fiscal year 2025 to RMB50,150 million (US$7,270 million), or 5% of revenue, in fiscal year 2026. The year-over-year decrease was primarily attributable to the decrease in adjusted EBITA and increase in impairment of goodwill, partly offset by the decrease in one-time provisions and non-cash share-based expenses.

Interest and Investment Income, Net

Interest and investment income, net in fiscal year 2026 was RMB87,512 million (US$12,687 million), compared to RMB20,759 million in fiscal year 2025, primarily due to the year-over-year increase in net gain from mark-to-market changes of our equity investments, as well as net gains from disposal of investments, including local consumer service business of Trendyol in fiscal year 2026, compared to losses on disposal of Sun Art and Intime in fiscal year 2025.

Other Income, Net

Other income, net in fiscal year 2026 was RMB1,518 million (US$220 million), compared to RMB3,387 million in fiscal year 2025, primarily due to the increase in net exchange loss, arising from the exchange rate fluctuation between Renminbi and U.S. dollar.

Income Tax Expenses

Income tax expenses in fiscal year 2026 were RMB30,045 million (US$4,356 million), compared to RMB35,445 million in fiscal year 2025.

Share of Results of Equity Method Investees

Share of results of equity method investees in fiscal year 2026 was RMB2,785 million (US$404 million), compared to RMB5,966 million in fiscal year 2025.

Share of results of equity method investees in fiscal years 2025 and 2026 consisted of the following:

	Year ended March 31,
	2025	2026
	RMB	RMB	US$
	(in millions)
Share of profit (loss) of equity method investees:
- Ant Group	12,648	5,048	732
- Others	(2,276)	1,624	235
Impairment loss	(2,723)	(15)	(2)
Others(1)	(1,683)	(3,872)	(561)
Total	5,966	2,785	404

(1)
“Others” mainly include basis differences arising from equity method investees, share-based compensation expense related to share-based awards granted to employees of our equity method investees, as well as gain or loss arising from the deemed disposal of the equity method investees.

We record our share of results of all equity method investees one quarter in arrears. The year-over-year decrease in share of profit of Ant Group was mainly attributable to the increase in investments in new growth initiatives, including user growth, and technologies.

Net Income

Our net income in fiscal year 2026 was RMB102,127 million (US$14,805 million), decreased by 19% or RMB23,849 million, compared to RMB125,976 million in fiscal year 2025, primarily attributable to the decrease in income from operations, partly offset by the year-over-year increase in net gain from mark-to-market changes of our equity investments, as well as net gains from disposal of investments, including local consumer service business of Trendyol in fiscal year 2026, compared to losses on disposal of Sun Art and Intime in fiscal year 2025.

Comparison of Fiscal Years 2024 and 2025

For a discussion of our results of operations for the fiscal year ended March 31, 2024 compared with the fiscal year ended March 31, 2025, see “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Comparison of Fiscal Years 2024 and 2025” of our annual report on Form 20-F for the fiscal year ended March 31, 2025, filed with the SEC on June 26, 2025.

Since fiscal year 2026, the Company has implemented a new organizational structure, which the CODM started to review information under a new reporting structure, and segment reporting has been updated to conform to this change. Comparative figures for segment presentation in this annual report for the fiscal years ended March 31, 2024 and 2025 were reclassified to conform with the new reporting structure. See note 5 and note 29 to our audited consolidated financial statements included in this annual report for further information.

B. Liquidity and Capital Resources

Liquidity and Capital Resources

We fund our operations and strategic investments from cash generated from our operations and through debt and equity financing. We generated RMB182,593 million, RMB163,509 million and RMB76,213 million (US$11,049 million) of cash from operating activities for fiscal years 2024, 2025 and 2026, respectively. As of March 31, 2026, we had cash and cash equivalents of RMB131,530 million (US$19,068 million), short-term investments and other treasury investments that are unrestricted for withdrawal and use of RMB155,236 million (US$22,505 million) and RMB234,058 million (US$33,931 million) respectively, totaling RMB520,824 million (US$75,504 million). Short-term investments include investments in fixed deposits with original maturities between three months and one year and certain investments in wealth management products, certificates of deposit, marketable debt securities and other investments whereby we have the intention to redeem within one year. Other treasury investments mainly include investments in fixed deposits, certificates of deposit and marketable debt securities with original maturities over one year for treasury purposes. The remaining maturities of these treasury investments held by us generally range from one to five years.

In November 2014, we issued unsecured senior notes, including floating rate and fixed rate notes, with varying maturities for an aggregate principal amount of US$8.0 billion. Interest on the unsecured senior notes is payable in arrears, quarterly for the floating rate notes and semi-annually for the fixed rate notes. We used the proceeds from the issuance of the unsecured senior notes to refinance our previous syndicated loan arrangements in the same amount. In November 2017, November 2019, November 2021 and November 2024, we repaid US$7.3 billion of our US$8.0 billion unsecured senior notes that became due. We are not subject to any financial covenant or other significant operating covenants under the unsecured senior notes. See note 22 to our audited consolidated financial statements included in this annual report for further information on unsecured senior notes.

In March 2016, we signed a five-year US$3.0 billion syndicated loan agreement with a group of eight lead arrangers, which we subsequently drew down in April 2016. The loan was upsized from US$3.0 billion to US$4.0 billion in May 2016 through a general syndication and the upsized portion was subsequently drawn down in August 2016. The loan had a five-year bullet maturity and was priced at 110 basis points over London Interbank Offered Rate (“LIBOR”). In May 2019, we amended the pricing of the loan to 85 basis points over LIBOR and extended the maturity to May 2024. We further amended the pricing of the loan to 80 basis points over Secured Overnight Financing Rate (“SOFR”) with a credit adjustment spread in May 2023 and extended the maturity to May 2028 in July 2023. Following the partial repayment of US$830 million in January 2025, the size of the US$4.0 billion syndicated loan was reduced to US$3.17 billion. In September 2025, we amended the loan facility and reduced the pricing terms to SOFR plus 66 basis points. Effective in November 2025, the facility was restructured as a revolving credit facility with ancillary facility arrangement. The drawdowns are permitted in both U.S. dollars and Hong Kong dollars, and RMB is also permitted for ancillary facility. The expiration date of the facility was extended to September 30, 2028, with an option to further extend to September 30, 2030. The interest rate of the credit facility is 66 basis points over SOFR or Hong Kong Interbank Offered Rate (“HIBOR”), and the margin will be 81 basis points for the optional extension period. In December 2025, we repaid the outstanding balance of US$3.17 billion under the revolving credit facility. As of March 31, 2026, we had a total outstanding borrowing amount of RMB3.9 billion (US$0.6 billion) under the ancillary facility arrangement by way of short-term loan facilities and unutilised commitment of approximately US$2.6 billion. The use of proceeds of the loan is for general corporate and working capital purposes (including funding our acquisitions).

In April 2017, we entered into a revolving credit facility agreement with certain financial institutions for an amount of US$5.15 billion, which we did not draw down during the availability period. The interest rate for this credit facility was calculated based on LIBOR plus 95 basis points. This loan facility is reserved for future general corporate and working capital purposes (including funding our acquisitions). In June 2021, the terms of this facility were amended and the amount of the credit facility was increased to US$6.5 billion. The expiration date of the credit facility was extended to June 2026. Under the terms of the amended facility, the interest rate on any outstanding utilized amount was calculated based on LIBOR plus 80 basis points. In May 2023, we amended the pricing of the outstanding utilized amount to SOFR with a credit adjustment spread plus 80 basis points. In September 2025, we amended the terms of this revolving credit facility agreement. The size of the credit facility was amended to US$3.33 billion and the utilization currency was also amended from U.S. dollar only to both U.S. dollar and Hong Kong dollar. The interest rate of the credit facility was adjusted to SOFR or HIBOR plus 66 basis points. The expiration date of the credit facility was extended to September 30, 2028, with an option to further extend to September 30, 2030 and the margin will be 81 basis points for the optional extension period. We have not yet drawn down this facility as of March 31, 2026.

In December 2017, we issued an additional aggregate of US$7.0 billion unsecured senior notes. In June 2023, we repaid US$0.7 billion of our US$7.0 billion unsecured senior notes that became due. We are not subject to any financial covenant or other significant operating covenants under the unsecured senior notes. See note 22 to our audited consolidated financial statements included in this annual report for further information on unsecured senior notes.

In February 2021, we issued unsecured fixed rate senior notes with varying maturities for an aggregate principal amount of US$5.0 billion. Interest on the unsecured senior notes is payable semi-annually. Except for the sustainability notes we set aside for an aggregate principal amount of US$1.0 billion, we have used the proceeds from the issuance of the remaining unsecured senior notes for general corporate purposes, including working capital needs, repayment of offshore debt and potential acquisitions of or investments in complementary businesses. We have used the net proceeds from the issuance of the sustainability notes to finance or refinance, in whole or in part, one or more of our new or existing eligible projects in accordance with our sustainable finance framework as described in the final prospectus supplement relating to the offering. Examples of eligible projects include those in the sectors of green buildings, energy efficiency, COVID-19 crisis response, renewable energy and circular economy and design. See note 22 to our audited consolidated financial statements included in this annual report for further information on unsecured senior notes.

In May 2024, we issued convertible unsecured senior notes for an aggregate principal amount of US$5.0 billion due on June 1, 2031. The convertible unsecured senior notes are senior unsecured obligations, and interest at an annual rate of 0.5% is payable in arrears semiannually. We have used the proceeds from the issuance of the convertible unsecured senior notes to fund share repurchases and fund the cost of entering into capped call transactions. We are not subject to any financial covenant or other significant operating covenants under the convertible unsecured senior notes. See note 23 to our audited consolidated financial statements included in this annual report for further information on convertible unsecured senior notes.

In November 2024, we issued unsecured fixed rate senior notes with varying maturities, consisting of U.S. dollar-denominated notes for an aggregate principal amount of US$2.65 billion and RMB-denominated notes for an aggregate principal amount of RMB17 billion (US$2.3 billion). The senior notes are senior unsecured obligations, and interest is payable in arrears semiannually. We intend to use the net proceeds from the offering of the unsecured fixed rate senior notes for general corporate purposes, including repayment of offshore debt and share repurchases. We are not subject to any financial covenant or other significant operating covenants under the unsecured senior notes. See note 22 to our audited consolidated financial statements included in this annual report for further information on unsecured senior notes.

In July 2025, we issued zero coupon exchangeable bonds due 2032 by reference to the ordinary shares of our subsidiary, Alibaba Health Information Technology Limited, that are listed on the Hong Kong Stock Exchange, for an aggregate principal amount of approximately HK$12 billion. We intend to use the net proceeds from the offering of the exchangeable bonds for general corporate purposes, including investments to support the development of our cloud infrastructure and international commerce businesses. We are not subject to any financial covenant or other significant operating covenants under the exchangeable bonds. See note 24 to our audited consolidated financial statements included in this annual report for further information on exchangeable bonds.

In September 2025, we issued zero coupon convertible unsecured senior notes due 2032 for an aggregate principal amount of approximately US$3.2 billion. We intend to use the net proceeds from the offering of the convertible unsecured senior notes for general corporate purposes, with a strategic focus on strengthening its cloud infrastructure capabilities and international commerce business operations. We are not subject to any financial covenant or other significant operating covenants under the convertible unsecured senior notes. See note 23 to our audited consolidated financial statements included in this annual report for further information on convertible unsecured senior notes.

As of March 31, 2026, we also had other bank borrowings of RMB71,774 million (US$10,405 million), primarily used for our capital expenditures and other working capital purposes. See note 21 to our audited consolidated financial statements included in this annual report for further information.

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

The following table sets out a summary of our cash flows for the periods indicated:

	Year ended March 31,
	2024	2025	2026
	RMB	RMB	RMB	US$
	(in millions)
Net cash provided by operating activities	182,593	163,509	76,213	11,049
Net cash used in investing activities	(21,824)	(185,415)	(67,336)	(9,762)
Net cash used in financing activities	(108,244)	(76,215)	(20,573)	(2,983)

Cash Flows from Operating Activities

Net cash provided by operating activities in fiscal year 2026 was RMB76,213 million (US$11,049 million), and primarily consisted of net income of RMB102,127 million (US$14,805 million), as adjusted for non-cash items and the effects of changes in working capital and other activities. Adjustments for non-cash items primarily included gain related to equity securities and other investments of RMB66,089 million (US$9,581 million), depreciation and impairment of property and equipment, and operating lease cost relating to land use rights of RMB37,067 million (US$5,374 million), impairment of goodwill, intangible assets and licensed copyrights of RMB11,244 million (US$1,631 million), equity-settled share-based compensation expense of RMB11,180 million (US$1,621 million), and amortization of intangible assets and licensed copyrights of RMB10,051 million (US$1,456 million). Changes in working capital and other activities mainly consisted of an increase of RMB67,931 million (US$9,847 million) in prepayments, receivables and other assets, and long-term licensed copyrights, partially offset by an increase of RMB37,933 million (US$5,499 million) in accrued expenses, accounts payable and other liabilities.

Net cash provided by operating activities in fiscal year 2025 was RMB163,509 million, and primarily consisted of net income of RMB125,976 million, as adjusted for non-cash items and the effects of changes in working capital and other activities. Adjustments for non-cash items primarily included depreciation and impairment of property and equipment, and operating lease cost relating to land use rights of RMB29,260 million, gain related to equity securities and other investments of RMB28,652 million, loss on disposals of subsidiaries of RMB21,509 million, equity-settled share-based compensation expense of RMB13,970 million, and amortization of intangible assets and licensed copyrights of RMB13,199 million. Changes in working capital and other activities mainly consisted of an increase of RMB50,590 million in prepayments, receivables and other assets, and long-term licensed copyrights, partially offset by an increase of RMB25,873 million in accrued expenses, accounts payable and other liabilities.

Net cash provided by operating activities in fiscal year 2026 was RMB76,213 million (US$11,049 million), decreased by 53% compared to RMB163,509 million in fiscal year 2025. The year-over-year decrease mainly attributed to the investment in quick commerce and increase in our cloud infrastructure expenditure.

Please also see our consolidated statements of cash flows set forth in our audited consolidated financial statements included in this annual report.

Cash Flows from Investing Activities

Net cash used in investing activities in fiscal year 2026 was RMB67,336 million (US$9,762 million) primarily reflected capital expenditures of RMB126,063 million (US$18,275 million), partly offset by a net decrease in short-term investments and other treasury investments by RMB29,548 million (US$4,284 million) and net cash inflow of RMB29,045 million (US$4,211 million) from investment and acquisition activities.

Net cash used in investing activities in fiscal year 2025 was RMB185,415 million primarily reflected an net increase in short-term investments and other treasury investments by RMB102,646 million and capital expenditures of RMB85,972 million.

Cash Flows from Financing Activities

Net cash used in financing activities in fiscal year 2026 was RMB20,573 million (US$2,983 million) primarily reflected dividend payment of RMB33,732 million (US$4,890 million) and acquisition of additional equity interests in non-wholly owned subsidiaries of RMB16,768 million (US$2,431 million), partly offset by the net proceeds from issuance of convertible unsecured senior notes and the payments for capped call transactions of RMB20,967 million (US$3,040 million) and the net proceeds from issuance of exchangeable bonds of RMB10,986 million (US$1,593 million).

Net cash used in financing activities in fiscal year 2025 was RMB76,215 million and was primarily reflected cash used in repurchase of ordinary shares of RMB86,662 million, dividend payment of RMB29,077 million and acquisition of additional equity interests in non-wholly owned subsidiaries of RMB21,949 million, partly offset by net proceeds from the issuance of unsecured and convertible senior notes and the payments for capped call transactions of RMB67,032 million.

Capital Expenditure and Capital Commitment

Our capital expenditures have been incurred primarily in relation to (i) the acquisition of computer equipment and construction of data centers relating to our Cloud business and the operation of our mobile platforms and websites; (ii) the acquisition of infrastructure for logistics services and direct sales businesses; and (iii) the acquisition of land use rights and construction of corporate campuses and office facilities. In fiscal years 2024, 2025 and 2026, our capital expenditures totaled RMB32,087 million, RMB85,972 million and RMB126,063 million (US$18,275 million), respectively.

Our capital commitments primarily relate to capital expenditures contracted for purchase of property and equipment, including the cloud infrastructure and construction of corporate campuses. Total capital commitments contracted but not provided for amounted to RMB45,321 million and RMB54,136 million (US$7,848 million) as of March 31, 2025 and 2026, respectively.

We announced that we have been and will continue to invest in our cloud and AI infrastructure. Save as disclosed above, as at the date of this annual report, we did not have other detailed future plans for material capital assets.

Holding Company Structure and Cash Flows through Our Company

We are a holding company with no operation other than ownership of operating subsidiaries in Chinese mainland, Hong Kong SAR, and elsewhere that own and operate our marketplaces and other businesses as well as a portfolio of intellectual property rights. As a result, we rely on dividends and other distributions paid by our operating subsidiaries for our cash and financing requirements, including the funds necessary to repurchase shares, to pay dividends and other cash distribution to our shareholders, fund inter-company loans, service outstanding debts and pay our expenses. If our operating subsidiaries incur additional debt on their own, the instruments governing the debt may restrict the ability of our operating subsidiaries to pay dividends or make other distributions or remittances, including loans, to us.

Our holding company structure differs from some of our peers in that, although the variable interest entities hold licenses and approvals and assets for regulated activities that are necessary for our business operations, as well as certain equity interests in businesses, to which foreign investments are typically restricted or prohibited under applicable PRC law, we hold the significant majority of assets and operations in our subsidiaries and the significant majority of our revenue is captured directly by our subsidiaries. Therefore, our subsidiaries directly capture the significant majority of profits and associated cash flow from operations, without having to rely on contractual arrangements to transfer cash flow from the variable interest entities to our subsidiaries. In fiscal years 2024, 2025 and 2026, the significant majority of our revenues were generated by our subsidiaries. See “Item 4. Information on the Company — C. Organizational Structure” for a description of these contractual arrangements and the structure of our company. Also see “ Item 3. Key Information — The VIE Structure Adopted by Our Company — Variable Interest Entity Financial Information” for further financial information of Alibaba Group Holding Limited, the major variable interest entities and their subsidiaries, our subsidiaries that are, for accounting purposes only, the primary beneficiaries of the major variable interest entities, and other subsidiaries and consolidated entities.

Investors in our securities, including our ADSs, Shares and notes, should note that, to the extent cash or assets in our business is in the PRC or a PRC entity, the funds or assets may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries, or the VIEs by the PRC government to transfer cash or assets. Under PRC laws and regulations, our PRC subsidiaries are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Applicable PRC law permits payment of dividends to us by our operating subsidiaries in China only out of their retained earnings, if any, determined in accordance with PRC accounting standards and regulations. Our operating subsidiaries in China are also required to set aside a portion of their net income, if any, each year to fund general reserves for appropriations until this reserve has reached 50% of the related subsidiary’s registered capital. These reserves are not distributable as cash dividends. In addition, registered share capital and capital reserve accounts are also restricted from distribution. As of March 31, 2026, these restricted net assets totaled RMB344.6 billion (US$50.0 billion). See note 26 to our audited consolidated financial statements included in this annual report. Also see “ — D. Risk Factors — Risks Related to Doing Business in the People’s Republic of China — We rely to a significant extent on dividends, loans and other distributions on equity paid by our operating subsidiaries in China.” Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to certain restrictions on currency exchange or outbound capital flows. See “ — D. Risk Factors — Risks Related to Doing Business in the People’s Republic of China — Regulations on currency exchange or outbound capital flows may limit our ability to utilize our PRC revenue effectively.”

Under the PRC Enterprise Income Tax Law, a withholding tax of 5% to 10% is generally levied on dividends declared by companies in China to their non-resident enterprise investors. As of March 31, 2026, we have accrued the withholding tax on substantially all of the earnings distributable by our subsidiaries in China, except for those being reserved for permanent reinvestment in China of RMB278.9 billion (US$40.4 billion). See “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Taxation — PRC Withholding Tax.”

We do not have specific cash management policies in place that dictate how funds are transferred between Alibaba Group Holding Limited, our subsidiaries, the VIEs or our investors. However, we have implemented procedures and control mechanisms to manage the transfer of funds within our organization to support our business needs and in compliance with applicable laws and regulations.

For the fiscal years ended March 31, 2024, 2025 and 2026, Alibaba Group Holding Limited provided capital contributions and loans, and repaid loans, in the aggregate amounts of RMB74,951 million, RMB94,307 million and RMB119,141 million (US$17,272 million), respectively, to our subsidiaries, and our subsidiaries provided dividends and loans, and repaid loans, in the aggregate amounts of RMB193,629 million, RMB175,208 million and RMB153,964 million (US$22,320 million), respectively, to Alibaba Group Holding Limited.

For the fiscal years ended March 31, 2024, 2025 and 2026, our subsidiaries and consolidated entities provided loans and repaid loans, in the aggregate amounts of RMB17,986 million, RMB29,008 million and RMB72,469 million (US$10,506 million) to the major VIEs and their subsidiaries, and the major VIEs and their subsidiaries provided loans, repaid loans and paid technical service fees to our subsidiaries and consolidated entities in the aggregate amounts of RMB25,432 million, RMB38,462 million and RMB47,408 million (US$6,873 million), respectively. See “— Variable Interest Entity Financial Information” for classification of cashflow detailed in footnotes to the condensed consolidating schedule. We have settled and will continue to settle fees under the contractual arrangements with the variable interest entities. For a condensed consolidating schedule of financial information that disaggregates the operations and depicts the financial position, cash flows, and results of operations for the same periods for which audited consolidated financial statements are required, see “ —Variable Interest Entity Financial Information.” Please also see the consolidated financial statements included in this annual report for more financial information.

For fiscal year 2024, we declared a cash dividend in the amount of US$0.2075 per Share or US$1.66 per ADS, consisting of (i) a regular dividend in the amount of US$0.1250 per Share or US$1.00 per ADS and (ii) a one-time extraordinary dividend in the amount of US$0.0825 per Share or US$0.66 per ADS as a distribution of proceeds from disposition of certain financial investments, for a total amount of US$4 billion. For fiscal year 2025, we declared a cash dividend in the amount of US$0.2500 per Share or US$2.00 per ADS, consisting of (i) a regular dividend in the amount of US$0.13125 per Share or US$1.05 per ADS and (ii) a one-time extraordinary dividend of US$0.11875 per Share or US$0.95 per ADS as a distribution of proceeds from disposition of certain businesses and financial investments, for a total amount of US$4.6 billion. For fiscal year 2026, we declared a regular cash dividend in the amount of US$0.13125 per Share or US$1.05 per ADS for a total amount of US$2.5 billion. See “Item 10. Additional Information — E. Taxation— Material United States Federal Income Tax Considerations — Taxation of Dividends.” For tax consequences to U.S. investors, see “Item 10. Additional Information — E. Taxation—Material United States Federal Income Tax Considerations — Taxation of Dividends.” For PRC and United States federal income tax considerations of an investment in our ADS, see “Item 10. Additional Information — E. Taxation.”

Inflation

Inflation in China has not materially impacted our results of operations in recent years. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher inflation rates in China.

Recent Accounting Pronouncements

In November 2024, the FASB issued ASU 2024-03, “Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses” and issued subsequent amendment within ASU 2025-01. The amendments require disaggregation disclosure for certain expense captions presented on the face of income statement, as well as additional disclosure about selling expenses. This guidance is effective for us for the year ending March 31, 2028 and interim reporting periods during the year ending March 31, 2029. Early adoption is permitted. We are evaluating the impact of the adoption of this guidance on our disclosures.

In November 2024, the FASB issued ASU 2024-04, “Debt - Debt with Conversion and Other Options (Subtopic 470-20): Induced Conversions of Convertible Debt Instruments,” which clarifies the requirements for determining whether certain settlements of convertible debt instruments should be accounted for as an induced conversion. The amendments also clarify some specific applications of induced conversion guidance and that the guidance applies to a convertible debt instrument that is not currently convertible as long as it had a substantive conversion feature as of both its issuance date and the date the inducement offer is accepted. The new guidance is required to be applied either prospectively or retrospectively. This guidance is effective for us for the year ending March 31, 2027. Early adoption is permitted. As of March 31, 2026, we do not expect that the adoption of this guidance will have a material impact on the financial position, results of operations and cash flows.

In May 2025, the FASB issued ASU 2025-03, “Business Combinations (Topic 805) and Consolidation (Topic 810): Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity,” which requires an entity involved in an acquisition transaction effected primarily by exchanging equity interests when the legal acquiree is a VIE that meets the definition of a business to consider specific factors to determine the accounting acquirer and removes the requirement that the primary beneficiary always is the acquirer for certain transactions. Under the amendments, acquisition transactions in which the legal acquiree is a VIE will, in more instances, result in the same accounting outcomes as economically similar transactions in which the legal acquiree is a voting interest entity. The amendments do not change the accounting for a transaction determined to be a reverse acquisition or a transaction in which the legal acquirer is not a business and is determined to be the accounting acquiree. The new guidance is required to be applied prospectively to any acquisition transaction that occurs after the initial application date. This guidance is effective for us for the year ending March 31, 2028. Early adoption is permitted. We are evaluating the impact of the adoption of this guidance.

In July 2025, the FASB issued ASU 2025-05, “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets”. The amendments provide all entities with a practical expedient when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606. In developing reasonable and supportable forecasts as part of estimating expected credit losses, all entities may elect a practical expedient that assumes that current conditions as of the balance sheet date do not change for the remaining life of the asset. The new guidance is required to be applied prospectively. This guidance is effective for us for the year ending March 31, 2027. Early adoption is permitted. As of March 31, 2026, we do not expect that the adoption of this guidance will have a material impact on the financial position, results of operations and cash flows.

In September 2025, the FASB issued ASU 2025-06, “Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software”, which removes all references to prescriptive and sequential software development stages (“project stages”) throughout Subtopic 350-40. The amendments provide guidance on determining whether there is significant development uncertainty in evaluating the probable-to-complete recognition threshold. The amendments also supersede the website development costs guidance and incorporate the recognition requirements for website-specific development costs. This guidance also specifies the disclosures requirements for capitalized internal-use software costs. The new guidance is required to be applied using either the prospective transition approach, the modified transition approach or the retrospective transition approach. This guidance is effective for us for the fiscal year ending March 31, 2029. Early adoption is permitted. We are evaluating the impact of the adoption of this guidance.

In November 2025, the FASB issued ASU 2025-08, “Financial Instruments—Credit Losses (Topic 326): Purchased Loans”, which defines purchased seasoned loans and expands the use of the gross-up approach in ASC 326 to the purchased seasoned loans. The new guidance is required to be applied prospectively to loans that are acquired on or after the initial application date. This guidance is effective for us for the fiscal year ending March 31, 2028. Early adoption is permitted. We are evaluating the impact of the adoption of this guidance.

In November 2025, the FASB issued ASU 2025-09, “Derivatives and Hedging (Topic 815): Hedge Accounting Improvements”, which clarifies certain aspects of the guidance on hedge accounting and addresses several incremental hedge accounting issues arising from the global reference rate reform initiative. The amendments include: (i) expanding the hedged risks permitted to be aggregated in a group of individual forecasted transactions in a cash flow hedge and clarifying the circumstance under which a group of individual forecasted transactions can be considered to have a similar risk exposure; (ii) providing a model to facilitate the application of cash flow hedge accounting to forecasted interest payments on choose-your-rate debt instruments; (iii) expanding hedge accounting for forecasted purchases and sales of nonfinancial assets; (iv) eliminating the requirement to apply the net written option test to a compound derivative comprising a swap and a written option designated as the hedging instrument in a cash flow hedge or a fair value hedge of interest rate risk; and (v) eliminating the recognition and presentation mismatch related to a dual hedge strategy. The new guidance is required to be applied prospectively for all hedging relationships. This guidance is effective for us for the fiscal year ending March 31, 2028. Early adoption is permitted. We are evaluating the impact of the adoption of this guidance.

In December 2025, the FASB issued ASU 2025-10, “Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities,” which establishes the accounting for a government grant received by a business entity, including recognition and measurement guidance for a grant related to an asset and a grant related to income. This guidance also requires certain presentation and disclosures for the grant. The new guidance is required to be applied using either the modified prospective approach, the modified retrospective approach or the retrospective approach. This guidance is effective for us for the fiscal year ending March 31, 2030. Early adoption is permitted. We are evaluating the impact of the adoption of this guidance.

In December 2025, the FASB issued ASU 2025-11, “Interim Reporting (Topic 270): Narrow-Scope Improvements,” which clarifies interim disclosure requirements, the applicability of Topic 270, the types of interim reporting, and the form and content of interim financial statements in accordance with U.S. GAAP. The amendments also includes a disclosure principle that requires entities to disclose events since the end of the last annual reporting period that have a material impact on the entity. The new guidance is required to be applied either prospectively or retrospectively. This guidance is effective for us for the interim reporting periods during the year ending March 31, 2029. Early adoption is permitted. We are evaluating the impact of the adoption of this guidance.

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

Intellectual Property

We believe the protection of our trademarks, copyrights, domain names, trade names, trade secrets, patents and other proprietary rights is critical to our business. We rely on a combination of trademark, fair trade practice, copyright and trade secret protection laws and patent protection in China and other jurisdictions, as well as confidentiality procedures and contractual provisions to protect our intellectual property and our trademarks. We also enter into confidentiality and invention assignment agreements with all of our employees, and we rigorously control access to our proprietary technology and information. As of March 31, 2026, we had around 19,100 issued patents and approximately 8,100 publicly filed patent applications in China, and approximately 5,500 issued patents and approximately 1,800 publicly filed patent applications in various other countries and jurisdictions globally. We do not know whether any of our pending patent applications will result in the issuance of patents or whether the examination process will require us to narrow our claims.

D.
Trend Information

We have been and will continue investing at scale in cloud computing and AI capabilities as well as consumption, including quick commerce. Other than as discussed above and disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the current fiscal year that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital reserves, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

Determining the fair value of share‑based awards requires significant judgment. The fair values of RSUs and restricted shares are determined based on the fair value of our ordinary shares. The market price of our publicly traded securities is used as an indicator of fair value for our ordinary shares.

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

Deferred income tax is recognized for all temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available in the future against which the temporary differences, the carry forward of unused tax credits and unused tax losses could be utilized. Deferred income tax is provided in full, using the liability method. The deferred tax assets recognized are mainly related to tax losses carried forward, as well as temporary differences arising from licensed copyrights, property and equipment, and expenses which are not deductible until paid under the applicable PRC tax laws. We have also recognized deferred tax liabilities on the undistributed earnings generated by our subsidiaries in China, which are subject to withholding tax when the subsidiaries resolve to distribute dividends to us. We have also recognized deferred tax for temporary differences in relation to certain investments in equity method investees, as well as equity securities and other investments. As of March 31, 2026, we have accrued the withholding tax on substantially all of the distributable earnings of the PRC subsidiaries, except for those undistributed earnings that we intend to invest indefinitely in the PRC. If the plan to invest the undistributed earnings indefinitely in the PRC changes or if these funds are in fact distributed outside of China, we would be required to accrue or pay the withholding tax on some or all of these undistributed earnings and our effective tax rate would be adversely affected.

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

Fair Value Determination Related to Financial Instruments Accounted for at Fair Value

We have a significant amount of financial instruments that are categorized within Level 2 and Level 3 according to ASC 820 “Fair Value Measurement.” The valuations for certain financial instruments categorized within Level 2, such as interest rate swap contracts, cross currency swap and certain option and forward agreements, are performed based on inputs derived from or corroborated by observable market data. Investments in convertible and exchangeable bonds that do not have a quoted price are categorized within Level 2 or Level 3, of which the valuations are generally performed using valuation models such as the binomial model with unobservable inputs including risk-free interest rate and expected volatility. The valuation of exchangeable bonds is primarily determined based on quoted market price in the over-the-counter market. The valuation of contingent consideration categorized within Level 3 is performed using an expected cash flow method with unobservable inputs including the probability to achieve the contingencies in connection with the contingent consideration arrangements. Significant judgment is required to determine the appropriateness of those unobservable inputs.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.
Directors and Senior Management

The following table sets forth certain information relating to our directors and executive officers.

Name(1)	Age	Position/Title
Joseph C. TSAI†(a)	62	Chairman
Eddie Yongming WU†(b)	51	Director and Chief Executive Officer
J. Michael EVANS†(a)	68	Director and President
Maggie Wei WU†(c)(d)	57	Director
Jerry YANG(b)	57	Independent director
Wan Ling MARTELLO(b)	68	Independent director
Weijian SHAN(c)	72	Independent director
Irene Yun-Lien LEE(a)	72	Independent director
Albert Kong Ping NG(b)	68	Independent director
Kabir MISRA(c)	56	Independent director
Toby Hong XU	53	Chief Financial Officer
Jane Fang JIANG	52	Chief People Officer
Sara Siying YU	51	General Counsel
Fan JIANG	40	Chief Executive Officer, Alibaba E-commerce Business Group

† Director nominated by the Alibaba Partnership.

(a)
Group I directors. Current term of office will expire at our 2027 annual general meeting.
(b)
Group II directors. Current term of office will expire at our 2028 annual general meeting.
(c)
Group III directors. Current term of office will expire at our 2026 annual general meeting.
(d)
Beginning from April 1, 2025, Maggie Wu has started to serve as non-executive director.
(1)
The business address of our directors and executive officers is 26/F Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong SAR., the People’s Republic of China.

Biographical Information

Joseph C. TSAI (蔡崇信) joined our company in 1999 as a member of the Alibaba founding team and has served on our board of directors since our inception. He was chief financial officer until 2013, our executive vice chairman until September 2023 and currently serves as our Chairman. Joe is a founding member of the Alibaba Partnership and a board member of our affiliate Ant Group. From 1995 to 1999, Joe was a private equity investor based in Asia with Investor AB of Sweden’s Wallenberg family. Prior to that, he was general counsel of Rosecliff, Inc., a management buyout firm based in New York. From 1990 to 1993, Mr. Tsai was an associate attorney in the tax group of Sullivan & Cromwell LLP, a New York-based international law firm. Mr. Tsai is qualified to practice law in the State of New York. Mr. Tsai received his bachelor’s degree in Economics and East Asian Studies from Yale College and a juris doctor degree from Yale Law School.

Eddie Yongming WU (吴泳銘) has served as our Chief Executive Officer and director since September 2023. Eddie is one of our co-founders and a member of the Alibaba Partnership. Mr. Wu was technology director of Alibaba at the company’s inception in 1999. He served as chief technology officer of Alipay from December 2004, and became business director of our monetization platform, Alimama, in November 2005 and was promoted to its general manager in December 2007. In September 2008, he became chief technology officer of Taobao, and in October 2011 he took on the role of head of Alibaba Group’s search, advertising and mobile business. Mr. Wu served as a non-executive director of Alibaba Health Information Technology Limited, a company listed on the Main Board of the Hong Kong Stock Exchange, from April 2015 to October 2021 and chairman of Alibaba Health from April 2015 to March 2020. From September 2014 to September 2019, Mr. Wu was a special assistant to Alibaba Group’s chairman. In August 2015, Mr. Wu founded Vision Plus Capital, a venture capital firm focused on investing in the areas of advanced technologies, enterprise services and digital healthcare. Mr. Wu graduated from the College of Information Engineering of Zhejiang University of Technology in June 1996.

J. Michael EVANS has been our president since August 2015 and our director since September 2014. Mr. Evans served as vice chairman of The Goldman Sachs Group, Inc. from February 2008 until his retirement in December 2013. He served as chairman of Asia operations at Goldman Sachs from 2004 to 2013 and was the global head of Growth Markets at Goldman Sachs from January 2011 to December 2013. He also co-chaired the Business Standards Committee of Goldman Sachs from 2010 to 2013. Mr. Evans joined Goldman Sachs in 1993, became a partner of the firm in 1994 and held various leadership positions within the firm’s securities business while based in New York and London, including global head of equity capital markets and global co-head of the equities division, and global co-head of the securities business. Mr. Evans is a trustee of the Asia Society and a member of the Advisory Council for the Bendheim Center for Finance at Princeton University. Mr. Evans received his bachelor’s degree in politics from Princeton University in 1981.

Maggie Wei WU (武衛) has been our director since September 2020. Ms. Wu joined our company in July 2007 as chief financial officer of Alibaba.com. She served as our chief financial officer from May 2013 to March 2022 and our head of strategic investments from June 2019 to March 2022. She was voted the best CFO in FinanceAsia’s annual poll for Asia’s Best Managed Companies in 2010. In 2018, she was named as one of the world’s 100 most powerful women by Forbes. Before joining Alibaba, Ms. Wu was an audit partner at KPMG in Beijing. Ms. Wu is a member of the Association of Chartered Certified Accountants (ACCA). She received a bachelor’s degree in accounting from Capital University of Economics and Business.

Jerry YANG (楊致遠) has been our director since September 2014. Mr. Yang previously served as our director from October 2005 to January 2012. Since March 2012, Mr. Yang has served as the founding partner of AME Cloud Ventures, a venture capital firm. Mr. Yang is a co-founder of Yahoo! Inc., and served as Chief Yahoo! and as a member of its board of directors from March 1995 to January 2012. In addition, he served as Yahoo!’s chief executive officer from June 2007 to January 2009. From January 1996 to January 2012, Mr. Yang served as a director of Yahoo! Japan. Mr. Yang also served as an independent director of Cisco Systems, Inc. from July 2000 to November 2012 and Lenovo Group Limited, a company listed on the Main Board of the Hong Kong Stock Exchange, from November 2014 to November 2023. He is currently an independent director of Workday Inc., a company listed on the NYSE. He also serves as a director of various private companies and foundations. Mr. Yang received a bachelor’s degree and a master’s degree in electrical engineering from Stanford University, where he has been serving on the university’s board of Trustees since October 2017. Mr. Yang was appointed Chair of Stanford’s board of Trustees in July 2021. He was previously on Stanford’s board of Trustees from 2005 to 2015, including being a vice chair.

Wan Ling MARTELLO has been our director since September 2015. She is a founding partner of BayPine, a private equity firm based in Boston, U.S.A., a role she has held since February 2020. She is also on the board of portfolio companies of BayPine. She has also served as a director of Nasdaq-listed Lovesac since November 2025. She served as the executive vice president and chief executive officer of the Asia, Oceania, and sub-Saharan Africa region for Nestlé SA from May 2015 to December 2018. She was Nestlé’s global chief financial officer from April 2012 to May 2015, and executive vice president from November 2011 to March 2012. Prior to Nestlé, Ms. Martello was a senior executive at Walmart Stores Inc., a global retailer, from 2005 to 2011. Her roles included executive vice president and chief operating officer for Global eCommerce, and senior vice president, chief financial officer and strategy for Walmart International. Before Walmart, she was president, U.S.A. at NCH Marketing Services Inc. She was with the firm from 1998 to 2005. She also worked at Borden Foods Corporation and Kraft Inc. where she held various senior management positions. Ms. Martello received a master’s degree in business administration (management information systems) from the University of Minnesota and a bachelor’s degree in business administration and accountancy from the University of the Philippines.

Weijian SHAN (單偉建) has been our director since March 2022. He is the executive chairman and a co-founder of PAG, a leading private equity firm in Asia. Between 1998 and 2010, he was a partner of the private equity firm TPG and co-managing partner of TPG Asia (formerly known as Newbridge Capital). Previously, he was a managing director of JP Morgan, where he was concurrently the chief representative for China between 1993 and 1998. He was an assistant professor at the Wharton School of the University of Pennsylvania between 1987 and 1993. Mr. Shan is a Trustee of the British Museum. He is also a member of the International Advisory Council of Hong Kong Exchanges and Clearing Limited. He served as an independent director of Singapore-listed Wilmar International Limited between 2018 and 2021, and director of Nasdaq-listed iQiyi, Inc between 2022 and 2025. He holds an M.A. and a Ph.D. from the University of California, Berkeley, and an M.B.A. from the University of San Francisco. He graduated with a major in English from the Beijing Institute of Foreign Trade (currently the Beijing University of International Business and Economics).

Irene Yun-Lien LEE (利蘊蓮) has been our director since August 2022. Ms. Lee is the executive chairman of Hysan Development Limited and serves as a member of the board of trustees of the Better Hong Kong Foundation. Ms. Lee was on the board of many listed and unlisted companies in Hong Kong, Singapore, UK and Australia. She was a member of the Australian Takeovers Panel, a member of the Advisory Council of JP Morgan Australia, and a member of the Exchange Fund Advisory Committee of the Hong Kong Monetary Authority. She was the independent non-executive chairman of Hang Seng Bank Limited, an independent non-executive director of HSBC Holding plc and the Hongkong and Shanghai Banking Corporation Limited. She was also an independent non-executive director of CLP Holdings Limited and Cathay Pacific Airways Limited, amongst others. Ms. Lee had a long career in financial services and held senior positions at Citibank in New York, London and Sydney. She was the global head of corporate finance at the Commonwealth Bank of Australia and she held other senior positions in investment banking and funds management in a number of international financial institutions. Ms. Lee received a Bachelor of Arts degree from Smith College, United States of America, and is a Barrister-at-Law in England and Wales and a member of the Honourable Society of Gray's Inn, United Kingdom. She was awarded the degree of Doctor of Social Science, honoris causa from the Chinese University of Hong Kong in November 2022.

Albert Kong Ping NG (吴港平) has been our director since August 2022 and chairman of our Audit Committee since December 2022. Mr. Ng currently serves as an independent non-executive director and chairman of the Audit Committee of a number of public companies, including Ping An Insurance (Group) Company of China, Ltd., a company listed on the Shanghai Stock Exchange and the Hong Kong Stock Exchange, China International Capital Corporation Limited, a company listed on the Shanghai Stock Exchange and the Hong Kong Stock Exchange and Shui On Land Limited, a company listed on the Hong Kong Stock Exchange. Mr. Ng worked at Ernst & Young China from April 2007 to June 2020, where he was the chairman of Ernst & Young China and a member of Ernst & Young’s Global Executive board. Prior to joining Ernst & Young, he was Greater China managing partner of Arthur Andersen, managing partner – China Operation of PricewaterhouseCoopers and managing director of Citigroup – China Investment Banking. Mr. Ng is a member of the Hong Kong Institute of Certified Public Accountants (HKICPA), Chartered Accountants of Australia and New Zealand (CAANZ), CPA Australia (CPAA) and Association of Chartered Certified Accountants (ACCA). He received a bachelor’s degree in business administration and a master’s degree in business administration from the Chinese University of Hong Kong.

Kabir MISRA has been our director since September 2020, redesignated as our independent director since February 2023, and is currently a managing partner at RPS Ventures, a venture capital firm in Los Altos, CA, which invests in emerging technology companies. Prior to October 2018, Mr. Misra was a managing partner at SoftBank Investment Advisors (which manages SoftBank Vision Fund) and SoftBank Capital. He worked with SoftBank from 2006 to 2022 (as advisor from 2018 to 2022) and has assisted Mr. Masayoshi Son with our company, and his duties as one of our directors, since before our IPO. Mr. Misra also represented SoftBank at various points on the boards of its investee companies, including other e-commerce and payments companies in Asia and the U.S.. Prior to joining SoftBank, Mr. Misra worked as an investment banker in the U.S. and Hong Kong. Mr. Misra is currently also an independent director of PayActiv and Cargomatic. He received a Bachelor of Arts degree in Economics from Harvard University and a master’s degree in business administration from the Stanford Graduate School of Business.

Toby Hong XU (徐宏) has been our chief financial officer since April 2022. He joined Alibaba Group in July 2018 and was our deputy chief financial officer from July 2019 to March 2022. Before joining Alibaba Group, Mr. Xu was a partner at PricewaterhouseCoopers for 11 years, where he joined in 1996. Mr. Xu graduated from Fudan University in Shanghai, China, with a bachelor’s degree in Physics in 1996. He is a member of the Chinese Institute of Certified Public Accountants.

Jane Fang JIANG (蔣芳) has served as our chief people officer since April 2023 and is a founding member of the Alibaba Partnership. Prior to her current position, she served as deputy chief people officer since 2017. Ms. Jiang joined our company in 1999 as a member of our founding team. Over the years, Ms. Jiang has held a number of senior management roles in different departments within the company, at different times leading China TrustPass product planning, business analysis, global operations, website operations and marketing for Alibaba.com, as well as credit system development. Jane received a bachelor's degree in industry and foreign trade from the Hangzhou Institute of Electrical Engineering.

Sara Siying YU (俞思瑛) has been our general counsel since April 2020. Ms. Yu joined our company in April 2005 and became one of the first partners of the Alibaba Partnership. Prior to her current role, she served as deputy general counsel, responsible for domestic legal affairs. Before joining Alibaba Group, she worked in various law firms and government departments. Ms. Yu received a bachelor's degree in law from East China University of Political Science and Law.

Fan JIANG (蔣凡) currently serves as chief executive officer of Alibaba E-commerce Business Group and is a member of the Alibaba Partnership. He served as president of Alibaba International Digital Commerce since January 2022. Before that, he has served as president of Taobao, president of Tmall and president of Alimama, and had been responsible for the Taobao app since joining our company in August 2013. Previously, he founded and served as the chief executive officer of Umeng, a provider of mobile app analytics solutions for developers which we acquired. Before founding Umeng in 2010, he worked in product development at Google China. Mr. Jiang received a bachelor’s degree in computer science from Fudan University.

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

We believe that our partnership approach has helped us to better manage our business, with the peer nature of the partnership enabling senior managers to collaborate and override bureaucracy and hierarchy. As of the date of this annual report, the Alibaba Partnership has a total of 18 members. The number of partners in the Alibaba Partnership may change from time to time due to the election of new partners, the retirement of partners and the departure of partners for other reasons, but may not exceed 26 (excluding continuity partners).

Our partnership is a dynamic body that rejuvenates itself through admission of new partners each year, which we believe enhances our excellence, innovation and sustainability. Unlike dual‑class ownership structures that employ a high‑vote class of shares to concentrate control in a few founders, our approach is designed to embody the vision of a large group of management partners. This structure is our solution for preserving and rejuvenating the culture shaped by our founders.

Consistent with our partnership approach, all partnership votes are made on a one‑partner‑one‑vote basis.

The partnership is governed by a partnership agreement and operates under principles, policies and procedures that have evolved with our business and are further described below.

Nomination and Election of Partners

The Alibaba Partnership elects new partners annually after a nomination process whereby existing partners propose candidates to the partnership committee as described below. The partnership committee reviews the nominations and determines whether the nomination of a candidate will be proposed to the entire partnership for election. Election of new partners requires the approval of at least 50% of all of the partners.

To be eligible for election, a partner candidate must have demonstrated the following attributes:

•
a high standard of personal character and integrity;
•
continued service with Alibaba Group for not less than five years;
•
holding a key position in Alibaba Group (except for a continuity partner);
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

Partnership Committee

The partnership committee must consist of at least five but no more than seven partners, including partnership committee continuity members, and is currently comprised of Jack Ma, Joe Tsai, Eddie Wu, Fan Jiang and Zeming Wu. The partnership committee is responsible for administering partner elections and managing the relevant portion of the deferred cash bonus pool. Two partners may be designated as partnership committee continuity members, and currently the partnership committee continuity members consist of Jack Ma and Joe Tsai. Other than partnership committee continuity members, the partnership committee members serve for a term of five years and may serve multiple terms. Elections of partnership committee members are held once every five years. Partnership committee continuity members are not subject to election, and may serve until they cease to be partners, retire from the partnership committee or are unable to discharge duties as partnership committee members as a result of illness or permanent incapacity. A replacement partnership committee continuity member is either designated by a resigning or, as the case may be, the remaining, partnership committee continuity member. Prior to each election, the partnership committee will nominate a number of partners equal to the number of partnership committee members that will serve in the next partnership committee term plus three additional nominees less the number of the serving partnership committee continuity members. Each partner votes for a number of nominees equal to the number of partnership committee members that will serve in the next partnership committee term less the number of the serving partnership committee continuity members, and all except the three nominees who receive the least votes from the partners are elected to the partnership committee.

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

Name	Age	Gender	Year Joined Alibaba Group	Current position with Alibaba Group
Luyuan FAN (樊路遠)	53	M	2007	Chairman and Chief Executive Officer, Hujing Digital Media and Entertainment Group
Fan JIANG (蔣凡) †	40	M	2013	Chief Executive Officer, Alibaba E-commerce Business Group
Jane Fang JIANG (蔣芳)	52	F	1999	Group Chief People Officer
Jiangwei JIANG (蔣江偉)	44	M	2008	Vice President, Cloud Intelligence Group
Zhenfei LIU (劉振飛)	54	M	2006	Chairman, Amap
Jack Yun MA (馬雲)†	61	M	1999	Partner, Alibaba Partnership
Judy Wenhong TONG (童文紅)	55	F	2000	Partner, Alibaba Partnership
Joseph C. TSAI (蔡崇信)†	62	M	1999	Group Chairman
Lin WAN (萬霖)	51	M	2014	Director and Chief Executive Officer, Cainiao Smart Logistics Network Limited
Lei WANG (王磊)	46	M	2003	Senior Vice President, Cloud Intelligence Group
Winnie Jia WEN (聞佳)	49	F	2007	President, Group Public Affairs
Eddie Yongming WU (吴泳銘)†	51	M	1999	Group Director and Chief Executive Officer
Zeming WU (吴澤明)†	45	M	2004	Group Chief Technology Officer
Toby Hong XU (徐宏)	53	M	2018	Group Chief Financial Officer
Sara Siying YU (俞思瑛)	51	F	2005	Group General Counsel
Jeff Jianfeng ZHANG (張建鋒)	52	M	2004	Head of Alibaba DAMO Academy
Jessie Junfang ZHENG (鄭俊芳)	52	F	2010	Chief Strategy Officer, Cloud Intelligence Group
Jingren ZHOU (周靖人)	50	M	2015	Senior Vice President, Chief AI Architect, Head of Tongyi Foundation Model Division

† Member of the partnership committee.

Retirement and Removal

All partners except continuity partners shall serve a term of five years and may serve consecutive terms upon the approval of the partnership committee. Partners may elect to retire from the partnership at any time. Jack Ma and Joe Tsai are designated as continuity partners. Any partner, including continuity partners, may be removed upon the vote of a simple majority of all partners present at a duly‑called meeting of partners for violations of certain standards set forth in the partnership agreement, including failure to actively promote our mission, vision and values, fraud, gross misconduct or gross negligence.

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

Weighted Voting Rights (WVR) Structure

We have one class of Shares, and each holder of our Shares is entitled to one vote per Share. Pursuant to our Articles of Association, the Alibaba Partnership has the exclusive right to nominate or, in limited situations, appoint, up to a simple majority of the members of our board of directors. These rights are categorized as a weighted voting rights structure, or WVR structure, under the Hong Kong Listing Rules. As a result, we are deemed as a company with a WVR structure. For further information about the risks associated with our WVR structure, see “Risk Factors — Risks Related to Our Corporate Structure.”

B.
Compensation

Compensation of Directors and Executive Officers

For fiscal year 2026, we paid and accrued aggregate fees, salaries and benefits (excluding share‑based awards) of approximately RMB250 million (US$36 million) and granted share-based awards to acquire an aggregate of 28,088,000 ordinary shares of our company (equivalent to 3,511,000 ADSs) to our directors and executive officers.

Our board of directors, acting on the recommendation of our Compensation Committee, approves an annual cash bonus pool for our management, calculated based on a percentage of our adjusted pretax operating profits. Once the annual cash bonus pool is calculated, our Compensation Committee determines the proportion allocated and payable to our management for the year, and approves the amount of individual cash bonus payable to our director and executive officers. The remaining portion of the annual cash bonus pool is available for the Alibaba Partnership and may be deferred and used as determined by the partnership committee.

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

For information regarding our equity incentive plans, see “— Equity Incentive Plans” below.

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

Equity Incentive Plans

Our 2014 Post-IPO Equity Incentive Plan (“The 2014 Plan”), 2024 Equity Incentive Plan (“The 2024 Plan”) and 2024 Equity Incentive Plan (Existing Shares) (“The 2024 Plan (Existing Shares)”) are the equity incentive plans of our Company in effect. Key terms of each of our equity incentive plans are set out below, which is subject to the specific provisions contained in the respective plans.

The 2014 Plan

The 2014 Plan (which we adopted in September 2014, amended and restated in February 2020 to reflect the Share Split and other administrative changes, and further amended and restated in May 2022 to reflect administrative changes) provides for the granting of share-based awards, including restricted share units, stock options, restricted shares and share appreciation rights, to any participant who is an employee, consultant or director of our company, our affiliates and/or certain other companies. The term of awards granted are generally not to exceed 10 years from the date of grant and the period during which an award vests shall be set by the administrator.

No further awards will be granted under the 2014 Plan as from September 18, 2024. Any shares authorized but unissued under the 2014 Plan will no longer be available for granting. The share-based awards already granted under the 2014 Plan will remain in full force and effect pursuant to the terms and conditions of the 2014 Plan.

As of March 31, 2026, under the 2014 Plan, there were:

•
189,778,848 Shares (equivalent to 23,722,356 ADSs) issuable upon vesting of outstanding RSUs; and
•
29,024,000 Shares (equivalent to 3,628,000 ADSs) issuable upon exercise of outstanding options.

The 2024 Plan

The 2024 Plan was approved at our annual general meeting of shareholders held in August 2024. The purpose of the 2024 Plan is to provide incentives to attract, motivate and retain the grantees and align the interests of the grantees with those of our shareholders. It provides for the granting of restricted share units, stock options, restricted shares and share appreciation rights to any participant who is an employee, an executive director or a service provider.

The term of each award shall be no more than 10 years from the date of grant thereof. The vesting period of an award shall generally be not less than 12 months, but the board may, at its discretion, determine a period shorter than 12 months during which an award vests or that an award may be vested upon the grant of the award with respect to the awards granted to employee participants that (a) substitute awards granted in connection with awards that are assumed, converted or substituted pursuant to a merger, acquisition or similar transaction entered into by the Company or any of its subsidiaries; (b) are additional awards in respect of (A) sign-on or make-whole grants to new employee participants, (B) grants of awards with performance based vesting conditions, (C) grants of awards that are made in batches for administrative or compliance reasons, (D) grants of awards that vest evenly over a period of 12 months or more, and (E) grants of awards with a total vesting and holding period of more than 12 months; and (F) awards subject to a minimum holding period of 12 months which are delivered to an employee participant under his/her compensation arrangements with the Company.

The exercise price for each option shall be determined by the administrator and set forth in the award agreement which, unless otherwise determined by the administrator, may be a fixed or variable price determined by reference to the fair market value of the Shares, subject to compliance with applicable laws and the requirements of any exchange on which the Shares are listed or traded.

The maximum number of Shares (including any transfer of treasury shares) which may be awarded under the 2024 Plan is 483,000,000 Shares (equivalent to 60,375,000 ADSs).

Unless approved by the shareholders, no individual grantee shall be granted awards where such grant will result in the aggregate number of Shares issued and to be issued to such grantee (excluding any awards lapsed in accordance with the terms of the 2024 Plan) in the 12-month period up to and including the date of such grant to exceed 1% of the total number of Shares in issue (excluding any Treasury Shares).

The 2024 Plan shall continue in effect for a term of 10 years from August 22, 2024, being its effective date, unless sooner terminated in accordance with the terms of the 2024 Plan.

As of March 31, 2026, under the 2024 Plan, there were:

•
71,120,125 Shares (equivalent to approximately 8,890,016 ADSs) issuable upon vesting of outstanding RSUs; and
•
398,965,778 Shares (equivalent to approximately 49,870,722 ADSs) available for grant under the scheme mandate.

The 2024 Plan (Existing Shares)

The 2024 Plan (Existing Shares) was approved by our board in August 2024. The purpose of the 2024 Plan (Existing Shares) is to provide incentives to attract, motivate and retain the grantees and align the interests of the grantees with those of our shareholders. It provides for the granting of restricted share units, stock options, restricted shares and share appreciation rights to any participant who is an employee, a director or a service provider. The 2024 Plan (Existing Shares) is funded by existing Shares.

The term of each award shall be no more than 10 years from the date of grant thereof. The period during which an award vests shall be set by the administrator.

The exercise price for each option shall be determined by the administrator and set forth in the award agreement, subject to compliance with applicable laws and the requirements of any exchange on which the Shares are listed or traded.

The maximum aggregate number of Shares which may be awarded under the 2024 Plan (Existing Shares) is 517,000,000 Shares (equivalent to 64,625,000 ADSs). There is no maximum individual entitlement limit under the 2024 Plan (Existing Shares).

The 2024 Plan (Existing Shares) shall continue in effect for a term of 10 years from August 26, 2024, being its effective date, unless sooner terminated in accordance with the terms of the 2024 Plan (Existing Shares).

As of March 31, 2026, under the 2024 Plan (Existing Shares), there were:

•
446,504 Shares (equivalent to approximately 55,813 ADSs) issuable upon vesting of outstanding RSUs;
•
28,373,330 Shares (equivalent to approximately 3,546,666 ADSs) issuable upon exercise of outstanding options; and
•
487,865,170 Shares (equivalent to approximately 60,983,146 ADSs) available for grant under the scheme mandate.

Share-based Awards Held by our Directors and Executive Officers

The following table summarizes the outstanding RSUs and options held as of March 31, 2026 by our directors and executive officers, as well as by their affiliates, under our equity incentive plans.

Name	Exercise price per RSU/ option granted		Shares underlying outstanding RSUs/ options granted (1)		Date of grant	Date of expiration
			(in the number of Shares)	(in the number of ADSs)
Joseph C. TSAI		-	70,000	8,750	May 23, 2025	May 23, 2033

Eddie Yongming WU		-	1,240,000	155,000	November 25, 2023 to May 23, 2025	November 25, 2030 to May 23, 2033
	US$	78.37	16,000,000	2,000,000	November 25, 2023	November 25, 2033
	HK$	116.70	12,000,000	1,500,000	November 26, 2025	November 26, 2035
	HK$	152.69	12,000,000	1,500,000	November 26, 2025	November 26, 2035

J. Michael EVANS	US$	79.96	8,000,000	1,000,000	July 31, 2015	July 31, 2027
		-	764,000	95,500	June 8, 2022 to May 23, 2025	May 13, 2028 to May 20, 2029
	US$	84.60	1,200,000	150,000	May 13, 2024	May 13, 2032

Maggie Wei WU		-	48,280	6,035	May 27, 2020 to May 24, 2021	May 27, 2028 to May 24, 2029

Toby Hong XU		-	2,452,000	306,500	May 20, 2023 to November 29, 2025	May 20, 2029 to November 29, 2032

Jane Fang JIANG		-	167,217	20,902	May 24, 2021 to May 23, 2025	May 24, 2029 to May 23, 2033
	HK$	68.00	160,000	20,000	February 24, 2025	February 24, 2031

Sara Siying YU		-	144,270	18,034	May 24, 2021 to May 23, 2025	May 24, 2029 to May 23, 2033

Fan JIANG		-	4,460,003	557,500	May 20, 2023 to December 23, 2025	May 20, 2029 to August 9, 2033

Note:

(1) Each ADS represents eight Shares. The number of ADSs is, where applicable, rounded to the nearest whole number and for reference only.

C.
Board Practices

Nomination and Terms of Directors

Pursuant to our Articles of Association, our board of directors is classified into three classes of directors designated as Group I, Group II and Group III, each generally serving a three-year term unless earlier removed. The Group I directors currently consist of Joe Tsai, J. Michael Evans and Irene Yun-Lien Lee; the Group II directors currently consist of Eddie Wu, Jerry Yang, Wan Ling Martello and Albert Kong Ping Ng; and the Group III directors currently consist of Maggie Wu, Kabir Misra and Weijian Shan. The terms of office of the current Group I, Group II and Group III directors will expire, respectively, at our 2027 annual general meeting, 2028 annual general meeting and 2026 annual general meeting. Unless otherwise determined by the shareholders in a general meeting, our board will consist of not less than seven directors.

The Alibaba Partnership has the exclusive right to nominate up to a simple majority of our board of directors. If at any time our board of directors consists of less than a simple majority of directors nominated or appointed by the Alibaba Partnership for any reason, including because a director previously nominated by the Alibaba Partnership ceases to be a member of our board of directors or because the Alibaba Partnership had previously not exercised its right to nominate or appoint a simple majority of our board of directors, the Alibaba Partnership shall be entitled (in its sole discretion) to appoint such number of additional directors to the board as necessary to ensure that the directors nominated or appointed by the Alibaba Partnership comprise a simple majority of our board of directors. The remaining members of the board of directors will be nominated by the Nominating and Corporate Governance Committee of the board. Director nominees will be elected by the simple majority vote of shareholders at our annual general meeting. Alibaba Partnership has not fully exercised its director nomination right. Our board of directors currently consists of ten members, six are independent directors nominated by our Nominating and Corporate Governance Committee, and four are Alibaba Partnership nominees.

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

For additional information, see “— A. Directors and Senior Management — Alibaba Partnership.”

Code of Ethics and Corporate Governance Guidelines

We have adopted a code of ethics, which is applicable to all of our directors, executive officers and employees. Our code of ethics is publicly available on our website.

In addition, our board of directors has adopted a set of corporate governance guidelines covering a variety of matters, including approval of related party transactions and connected transactions. Our corporate governance guidelines also provide that any adoption of a new equity incentive plan and any material amendments to those plans will be subject to the approval of the Compensation Committee, the independent directors and/or the approval by our shareholders in compliance with the Hong Kong Listing Rules. The guidelines reflect certain guiding principles with respect to our board’s structure, procedures and committees. The guidelines are not intended to change or interpret any applicable law, rule or regulation or our Articles of Association.

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

Board Committees

Our board of directors has established an Audit Committee, a Compensation Committee, a Nominating and Corporate Governance Committee, a Sustainability Committee, a Compliance and Risk Committee and a Capital Management Committee. All members of our Compensation Committee and Nominating and Corporate Governance Committee are independent directors. A majority of the members of our Compliance and Risk Committee are independent directors. One member of our Sustainability Committee is an independent director. All members of our Audit Committee are independent directors who meet the additional criteria for independence set forth in Rule 10A-3 of the U.S. Exchange Act and rule.

Below is a summary of the work of our board committees during the fiscal year.

Audit Committee

We have established an Audit Committee in compliance with, among other things, Rule 3.21 of the Hong Kong Listing Rules, the Corporate Governance Code, Section 303A of the NYSE Listed Company Manual and Rule 10A-3 of the U.S. Exchange Act. The charter of our Audit Committee is available on our website and the website of the Hong Kong Stock Exchange.

During the reporting period, our Audit Committee consisted of Albert Ng, Wan Ling Martello and Weijian Shan. Mr. Ng is the chairman of our Audit Committee. Mr. Ng satisfies the criteria of an Audit Committee financial expert as set forth under the applicable rules of the SEC and he is also our independent director with appropriate professional qualifications under the Hong Kong Listing Rules. Mr. Ng, Ms. Martello and Mr. Shan are our independent directors and meet the criteria for independence set forth in Section 303A of the NYSE Listed Company Manual, Rule 10A-3 of the U.S. Exchange Act and Rule 3.13 of the Hong Kong Listing Rules. Therefore, the composition of the committee satisfies the requirements under Section 303A of the NYSE Listed Company Manual and Rule 3.21 of the Hong Kong Listing Rules.

The Audit Committee oversees our accounting and financial reporting processes and the audits of our financial statements. Our Audit Committee is responsible for, among other things:

•
selecting, and evaluating the qualifications, performance and independence of the independent auditor;
•
pre‑approving or, as permitted, approving auditing and non‑auditing services permitted to be performed by the independent auditor;
•
assessing the adequacy of our internal accounting controls and audit procedures;
•
reviewing with the independent auditor any audit problems or difficulties and management’s response;
•
reviewing and approving related party transactions (as defined in Form 20-F) and connected transactions (as required under the Hong Kong Listing Rules);
•
reviewing and discussing the quarterly reports, half-year reports and annual reports with management and the independent auditor;
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

Compensation Committee

We have established a Compensation Committee in compliance with Rule 3.25 of the Hong Kong Listing Rules and the Corporate Governance Code. The charter of our Compensation Committee is available on our website and the website of the Hong Kong Stock Exchange.

During the reporting period, our Compensation Committee consisted of Jerry Yang, Albert Ng and Kabir Misra. Mr. Yang is the chairman of our Compensation Committee. Mr. Yang, Mr. Ng and Mr. Misra are our independent directors and meet the criteria for independence set forth in Section 303A of the NYSE Listed Company Manual and Rule 3.13 of the Hong Kong Listing Rules. Therefore, the composition of the committee satisfies the requirements under Rule 3.25 of the Hong Kong Listing Rules.

Our Compensation Committee is responsible for, among other things:

•
determining the proportion of annual cash bonus pool allocated and payable to our management for the year and determining the amount of cash bonus payable to our executive officers and directors;
•
reviewing, evaluating and, if necessary, revising our overall compensation policies;
•
reviewing and evaluating the performance of our directors and executive officers and determining the compensation of our directors and executive officers;
•
reviewing and approving our executive officers’ employment agreements with us;
•
determining performance targets for our executive officers with respect to our non-equity incentive compensation plans and share‑based compensation plans;
•
administering our share‑based compensation plans in accordance with the terms thereof (including the matters required under Chapter 17 of the Hong Kong Listing Rules); and
•
carrying out other matters that are specifically delegated to the Compensation Committee by our board of directors from time to time.

Nominating and Corporate Governance Committee

We have established a Nominating and Corporate Governance Committee in compliance with, among other things, the Corporate Governance Code and Rule 3.27A of the Hong Kong Listing Rules. The charter of our Nominating and Corporate Governance Committee is available on our website and the website of the Hong Kong Stock Exchange.

During the reporting period, our Nominating and Corporate Governance Committee consisted of Irene Lee and Jerry Yang. Ms. Lee is the chairman of our Nominating and Corporate Governance Committee. Ms. Lee and Mr. Yang are our independent directors and meet the criteria for independence set forth in Section 303A of the NYSE Listed Company Manual and Rule 3.13 of the Hong Kong Listing Rules. Therefore, the composition of the committee satisfies the requirements under Rule 3.27A of the Hong Kong Listing Rules.

Our Nominating and Corporate Governance Committee is responsible for, among other things:

•
selecting the board nominees (other than the director nominees to be nominated by the Alibaba Partnership) for election by the shareholders or appointment by the board;
•
periodically reviewing with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity and assisting the board in maintaining a board skill matrix;
•
making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board;
•
advising the board periodically with regards to significant developments in corporate governance law and practices, and making recommendations to the board on corporate governance matters; and
•
overseeing the evaluation of the board's performance and assessing each director's time commitment and contribution to the board and the ability of the director to discharge his or her responsibilities effectively.

For our framework and procedures in nominating directors, please see “— Nomination and Terms of Directors.”

Sustainability Committee

During the reporting period, our Sustainability Committee consisted of Jerry Yang, Joe Tsai and Maggie Wu. Mr. Yang is the chairman of our Sustainability Committee. Mr. Yang satisfies the independence requirements of Section 303A of the NYSE Listed Company Manual and Rule 3.13 of the Hong Kong Listing Rules. The charter of our Sustainability Committee is available on our website.

Our Sustainability Committee is responsible for, among other things:

•
assisting the board in identifying and evaluating the company’s ESG opportunities and risks, including climate-related opportunities and risks;
•
overseeing and evaluating the implementation and performance of ESG initiatives and projects; and
•
advising the board on ESG-related legal, regulatory and compliance developments and public policy trends.

Compliance and Risk Committee

During the reporting period, our Compliance and Risk Committee consisted of Irene Lee, Albert Ng, Kabir Misra and J. Michael Evans. Ms. Lee is the chairman of our Compliance and Risk Committee. Ms. Lee, Mr. Ng and Mr. Misra satisfy the independence requirements of Section 303A of the NYSE Listed Company Manual and Rule 3.13 of the Hong Kong Listing Rules. The charter of our Compliance and Risk Committee is available on our website.

Our Compliance and Risk Committee is responsible for, among other things:

•
overseeing our overall compliance and risk management requirements and overall compliance and risk management framework;
•
evaluating key risk exposures and vulnerabilities and oversee the implementation of compliance and risk policies and procedures; and
•
assessing the performance of members of management responsible for compliance and risk management, and advise our Compensation Committee to align the compensation of the chief executive officers of our subsidiary businesses with performance on compliance and risk management.

Capital Management Committee

During the reporting period, our Capital Management Committee consisted of Joe Tsai, Eddie Wu, J. Michael Evans and Maggie Wu. Mr. Tsai is the chairman of our Capital Management Committee. The charter of our Capital Management Committee is available on our website.

Our Capital Management Committee is responsible for, among other things:

•
establishing and overseeing the implementation of our overall capital management and allocation plan; and
•
reviewing and advising our board, or approving, based on authorization by our board, significant capital-related transactions and undertakings by us and our subsidiary businesses.

D.
Employees

Alibaba Group periodically reviews its remuneration policy and compensation packages. Discretionary bonuses and other long-term incentives may be awarded to selected employees based on various factors including but not limited to individual performance and the overall performance of our business. We have established learning and training programs to develop our employees both personally and professionally, helping them to better realize their potential and create value, thereby supporting their long-term career success.

The Company’s subsidiaries in the PRC participate in a government-mandated multi-employer defined contribution plan, which provides housing, pension, medical, maternity, work-related injury and unemployment benefits, as well as other welfare benefits to employees. The relevant labor regulations require the Company’s subsidiaries in the PRC to make monthly contributions to the local labor and social security authorities based on the applicable benchmarks and rates stipulated by the local government. Additionally, we provide commercial health and accidental insurance for our employees. The Company’s subsidiaries also formulate their own unique benefit plans and assistance programs tailored to their specific business needs.

Alibaba Group also makes payments to other defined contribution plans and defined benefit plans for the benefit of employees employed by subsidiaries outside of the PRC.

Share-based awards such as restricted share units, incentive and non-statutory stock options, restricted shares and share appreciation rights may be granted to any directors, employees, service providers and consultants of Alibaba Group or affiliated companies under equity incentive plans adopted since the inception of the Company. For details of Alibaba Group's equity incentive plans, please refer to the section titled “Compensation — Equity Incentive Plans.”

As of March 31, 2024, 2025 and 2026, we had a total of 204,891, 124,320 and 131,462 full‑time employees, respectively.

We believe that we have a good working relationship with our employees and we have not experienced any significant labor disputes.

E.
Share Ownership

For information regarding the share ownership of our directors and officers, see “Major Shareholders and Related Party Transactions — Major Shareholders.” For information as to stock options granted to our directors, executive officers and other employees, see “ — Compensation — Equity Incentive Plans.”

F.
Disclosure of a registrant’s action to recover erroneously awarded compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.
Major Shareholders

The following table sets forth information with respect to beneficial ownership of our ordinary shares as of May 18, 2026, except otherwise noted, by:

•
each of our directors and executive officers;
•
our directors and executive officers as a group; and
•
each person known to us to beneficially own 5% or more of our ordinary shares.

Beneficial ownership information presented in this annual report is determined in accordance with the rules and regulations of the SEC and includes the power to direct the voting or the disposition of the securities or to receive the economic benefit of the ownership of the securities. In computing the number of Shares beneficially owned by a person and the percentage ownership of that person, we have included Shares underlying the ADSs and Shares in CCASS held by the person. We have also included Shares that the person has the right to acquire within 60 days of May 18, 2026, including through the vesting of RSUs and options. These Shares, however, are not included in the computation of the percentage ownership of any other person. The calculations of percentage ownership in the table below are based on 18,669,888,147 ordinary shares (equivalent to approximately 2,333,736,018 ADSs) outstanding as of May 18, 2026.

The definition of beneficial ownership for Form 20-F, which is based on voting power and investment power, is different from the definition of beneficial ownership for reports filed under Section 16(a) of the U.S. Exchange Act, which is based on pecuniary interest, as well as the disclosure of interests required under the Hong Kong SFO, and in some cases, the differences may be significant. For example, the shareholding information disclosed pursuant to Section 16(a) of the U.S. Exchange Act and the Hong Kong SFO includes Shares underlying equity-based awards that vest more than 60 days after May 18, 2026.

Name	Beneficial ownership (Shares)	Beneficial ownership (ADSs) (1)	Percent
Directors and Executive Officers:
Joseph C. TSAI (2)	272,492,074	34,061,509	1.5%
Eddie Yongming WU	19,706,418	2,463,302	0.1%
J. Michael EVANS	9,948,000	1,243,500	0.1%
Maggie Wei WU	10,854,160	1,356,770	0.1%
Jerry YANG	485,072	60,634	0.0%
Wan Ling MARTELLO	360,000	45,000	0.0%
Weijian SHAN	144,800	18,100	0.0%
Irene Yun-Lien LEE	138,600	17,325	0.0%
Albert Kong Ping NG	133,600	16,700	0.0%
Kabir MISRA	528,800	66,100	0.0%
Toby Hong XU	1,103,120	137,890	0.0%
Jane Fang JIANG	28,677,523	3,584,690	0.2%
Sara Siying YU	4,416,170	552,021	0.0%
Fan JIANG	554,696	69,337	0.0%
All directors and executive officers as a group	349,543,033	43,692,879	1.9%

Notes:

(1)
Each ADS represents eight Shares. The number of ADSs is, where applicable, rounded to the nearest whole number and for reference only.
(2)
Represents (i) 814,405 Shares held directly by Joe Tsai, (ii) 3,333 Shares that Joe Tsai may acquire through vesting of RSUs within 60 days of May 18, 2026, (iii) 10,749,496 Shares held by Joe and Clara Tsai Foundation Limited, a company incorporated under the law of the Island of Guernsey with its registered address at PO Box 186, Royal Chambers, St Julian's Avenue, St Peter Port, Guernsey GY1 4HP, that has granted Joe Tsai a revocable proxy over these shares and which is wholly-owned by Joe and Clara Tsai Foundation, (iv) 147,385,672 Shares held by Parufam Limited, a Bahamas corporation with its registered address at 303 Shirley Street, P.O. Box N-492, Nassau, The Bahamas, and over which, Joe Tsai, as the sole director of Parufam Limited, has voting and disposition power and (v) 113,539,168 Shares held by PMH Holding Limited, a British Virgin Islands corporation with its registered address at Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands, and over which, Joe Tsai, as the sole director of PMH Holding Limited, has voting and disposition power. Joe Tsai does not have any pecuniary interests in either the 10,749,496 Shares held by Joe and Clara Tsai Foundation Limited or the 147,385,672 Shares held by Parufam Limited. Joe Tsai’s business address is 26/F Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong SAR, the People’s Republic of China.

We have one class of ordinary shares, and each holder of our ordinary shares is entitled to one vote per share.

As of May 18, 2026, 18,669,888,147 of our ordinary shares (equivalent to approximately 2,333,736,018 ADSs) were outstanding. To our knowledge, 4,187,680,704 ordinary shares (equivalent to 523,460,088 ADSs), representing approximately 22.4% of our total outstanding shares, were held by 171 record shareholders with registered addresses in the United States, including brokers and banks that hold securities in street name on behalf of their customers. We are not aware of any arrangement that may at a subsequent date, result in a change of control of our company.

B. Related Party Transactions

Our Related Party Transaction and Connected Transaction Policy

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

We have also adopted a related party transaction and connected transaction policy regarding related party transactions, as defined by Form 20‑F, and connected transactions, as defined by the Hong Kong Listing Rules. These include transactions with our directors and senior management, including their family members, Ant Group and its subsidiaries, the Alibaba Partnership, as well as other relevant parties. This policy is intended to supplement the procedures set forth in our code of business conduct and our other corporate governance policies and does not exempt any person from more restrictive provisions that may exist in our existing procedures and policies.

This related party transaction and connected transaction policy provides, among other things, that, unless otherwise pre‑approved by our board of directors and subject to compliance with the Hong Kong Listing Rules:

•
each related party transaction and connected transaction, and any material amendment or modification thereof, shall be adequately disclosed to, and reviewed and approved or ratified by, our Audit Committee or any committee composed solely of disinterested independent directors or by the disinterested members of such committee; and
•
any employment relationship or similar transaction involving our directors or senior management and any related compensation shall be approved by the disinterested members of our Compensation Committee or recommended by the disinterested members of the Compensation Committee to our board for its approval.

Our related party transaction and connected transaction policy, code of business conduct and our other corporate governance policies are subject to periodic review and revision by our board.

Summary of Major Related Party Transactions

As disclosed in greater detail in the following paragraphs, we have entered into or continued certain major related party transactions in fiscal years 2024, 2025 and 2026, which are summarized in the table below.

Related Party	Transaction Description
Ant Group and its affiliates
•
The SAPA, which was amended in 2018, 2019, 2020 and 2022, pursuant to which we received a 33% equity interest (on a fully diluted basis) in Ant Group, and which sets forth, among other things, our rights in Ant Group.

• The Alipay commercial agreement, pursuant to which Alipay provides payment and escrow services to us.

• The Amended IPLA provides that we and our subsidiaries license to Ant Group and/or its subsidiaries certain intellectual property rights; pursuant to the SAPA, a cross-license

Related Party	Transaction Description
agreement was entered into in September 2019 upon our receipt of the 33% equity interest (on a fully diluted basis) in Ant Group.

•
Other ancillary agreements, including a shared services agreement, which was amended and restated in 2020, pursuant to which we and Ant Group provide certain administrative and support services to each other and our respective affiliates, a SME loan cooperation framework agreement, pursuant to which we and Ant Group cooperate with each other with respect to the enforcement of each other’s rights and the provision of certain financial services to our customers and merchants in connection with the SME loan business, and a trademark agreement, pursuant to which we granted Ant Group a license for it to continue to use certain trademarks and domain names.

• We provide Ant Group and its affiliates with cloud computing services, marketplace software technology services and other services.

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

Investment funds affiliated with Jack Ma	• Various investments involving the Yunfeng Funds, investment funds affiliated with Jack Ma.

Investees	• We extended loans to and provided guarantees for certain of our investees.

• We have made co‑investments with certain of our investees.

Variable interest entities and variable interest entity equity holders	• We operate certain of our businesses in China through contractual arrangements between our relevant subsidiaries, the variable interest entities and variable interest entity equity holders.

Directors and executive officers	• We entered into indemnification agreements with our directors and executive officers.

• We entered into employment agreements with our directors and executive officers.

• We grant equity incentive awards to our directors and executive officers.

Commercial Arrangements with Investees and Ant Group and Its Affiliates

The following table summarizes the services fees paid to Ant Group and its affiliates in fiscal years 2024, 2025 and 2026.

		Year ended March 31,
Related Party	Transaction	2024	2025	2026
		RMB	RMB	RMB	US$
		(in millions)
Ant Group and its affiliates	Payment processing and escrow services fee	13,164	15,467	18,019	2,612
	Other amounts incurred (i)	3,050	4,314	3,022	438

Note:

(i) Other amount incurred primarily related to cloud computing services, sales and marketing and other services.

Certain of our investees have entered into commercial arrangements with us in connection with certain logistics services they provide to us. In fiscal years 2024, 2025 and 2026, we incurred costs and expenses of RMB14,864 million, RMB15,542 million and

RMB19,267 million (US$2,793 million), respectively, for these logistics services. In fiscal year 2026, these costs and expenses accounted for 2.0% of our costs and expenses.

Certain of our investees have also entered into commercial arrangements with us in connection with certain marketing services they provide to our business. In fiscal years 2024, 2025 and 2026, we incurred costs and expenses of RMB736 million, RMB1,010 million and RMB1,457 million (US$211 million), respectively, for these marketing services. In fiscal year 2026, these costs and expenses accounted for 0.1% of our costs and expenses.

Other than the foregoing, the aggregate service fees we paid to other related parties accounted for less than 1% of total costs and expenses in each of fiscal years 2024, 2025 and 2026.

The following table summarizes the services fees received from Ant Group and its affiliates in fiscal years 2024, 2025 and 2026.

		Year ended March 31,
Related Party	Transaction	2024	2025	2026
		RMB	RMB	RMB	US$
		(in millions)
Ant Group and its affiliates	Cloud services revenue	8,814	11,113	19,134	2,774
	Marketplace software technology services fee and other amounts incurred	4,051	6,046	5,402	783

We have entered into commercial arrangements with certain of our investees related to logistics services. In fiscal years 2024, 2025 and 2026, we recognized revenue of RMB2,540 million, RMB4,573 million and RMB3,301 million (US$479 million), respectively, in connection with these logistics services. In fiscal year 2026, this revenue accounted for 0.3% of our revenue.

We have also entered into commercial arrangements with certain of our investees related to cloud services. In fiscal years 2024, 2025 and 2026, we recognized revenue of RMB984 million, RMB4,507 million and RMB9,415 million (US$1,365 million), respectively, for these cloud services. In fiscal year 2026, this revenue accounted for 0.9% of our revenue.

Other than the related party transactions summarized above, the aggregate payments we received from other related parties accounted for less than 1% of total revenue in each of the fiscal years 2024, 2025 and 2026.

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

As of March 31, 2026, Junhan and Junao held approximately 32% and 22% of Ant Group’s equity interest, respectively, we held 33% and other shareholders held the remaining equity interest. Previously, Jack Ma had control over the equity interests in Ant Group held by Junhan and Junao. Through an agreement with the other shareholders of the general partner entity of Junhan and Junao as well as the articles of association of the general partner entity then in effect, Jack Ma had control over resolutions passed at general meetings of the general partner entity that would relate to the exercise of rights by Junhan and Junao as shareholders of Ant Group. In December 2023, Junhan and Junao completed certain changes in their voting structures, pursuant to which this agreement among Jack Ma and the other shareholders of the general partner entity of Junhan and Junao was terminated. In addition, Junhan changed its general partner to a newly established entity while Junao would keep the existing general partner entity. As a result of the changes, (i) Jack Ma no longer controls the majority voting interests in Ant Group held by Junhan and Junao, (ii) each of Junhan and Junao is controlled by a separate general partner entity that is not controlled by any single person, (iii) our equity interest in Ant Group remains unchanged, and (iv) neither we nor any other shareholder has control over Ant Group.

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

We understand that it is the intention of the shareholders of Ant Group that:

•
Jack Ma’s direct and indirect economic interest in Ant Group (for the avoidance of doubt, other than the equity stake in Ant Group held by our company), as he has confirmed to us, will be reduced over time to a percentage that does not exceed his and his affiliates’ interest in our company as of the time immediately prior to the completion of our initial public offering (the percentage of our ordinary shares Jack Ma and his affiliates beneficially owned immediately prior to the completion of our initial public offering was 8.8%) and that this reduction will be caused in a manner by which neither Jack Ma nor any of his affiliates would receive any economic benefit thereby. We have been informed by Ant Group that the proposed reduction of Jack Ma’s economic interest is expected to be accomplished through a combination of future share-based awards to employees and dilutive issuances of equity in Ant Group, among others;
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

Restructuring of Our Relationship with Ant Group and Alipay, 2019 Equity Issuance, and Related Amendments

On August 12, 2014, we entered into a share and asset purchase agreement, which we refer to as the SAPA, and entered into or amended certain ancillary agreements including among others an amendment and restatement of the 2011 IPLA, or the 2014 IPLA, an amended and restated shared services agreement, a SME loan cooperation framework agreement and a trademark agreement. We also entered into a data sharing agreement, which was subsequently terminated on July 25, 2022. Currently, we and Ant Group, to the extent necessary for each party to provide services to our respective customers, instead negotiate the terms of data sharing arrangements on a case-by-case basis and as permitted by applicable laws and regulations. Pursuant to these agreements, we restructured our relationships with Ant Group and Alipay and terminated the 2011 framework agreement. Pursuant to the SAPA, we also sold certain securities and assets primarily relating to our SME loan business and other related services to Ant Group in February 2015.

On February 1, 2018, we amended both the SAPA and the Alipay commercial agreement, and agreed with Ant Group and certain other parties on forms of certain ancillary agreements.

On September 23, 2019, we further amended the SAPA and received a 33% equity interest (on a fully diluted basis) in Ant Group pursuant to the SAPA, or the Issuance. The Issuance was fully funded by payments from Ant Group and its subsidiaries to us in consideration for certain intellectual property and assets that we transferred under the SAPA, as amended in 2018 and 2019. In connection with the receipt of the Issuance, we entered into the previously agreed form of amendment and restatement of the 2014 IPLA, or the Amended IPLA. For more information, see “— Alipay Intellectual Property License and Software Technology Services Agreement” below. We also entered into a cross license agreement with Ant Group providing for a license by each of Ant Group and us to each other of certain patents, trademarks, software and other technologies (including but not limited to patents and software transferred at the Issuance closing). The cross license agreement also contains provisions relating to cooperation and coordination between Ant Group and us on various intellectual property matters, including prosecution, enforcement, acquisition, and joint defense arrangements, among other matters.

On August 24, 2020, we further amended the SAPA, the Alipay commercial agreement and certain other agreements, referred to as the 2020 Amendments. The 2020 Amendments were made primarily to facilitate Ant Group’s then planned IPO on the Science and Technology Innovation Board of the Shanghai Stock Exchange and on the Main Board of the Hong Kong Stock Exchange.

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

Apart from the 2018, 2019, 2020 and 2022 amendments to our agreements with Ant Group described in this section, the key terms of our agreements with Ant Group and Alipay from the 2014 restructuring remain substantially unchanged.

Regulatory Unwind

Prior to the 2020 Amendments, the SAPA as amended in 2018 and 2019, provided that, if a relevant governmental authority prohibits us from owning all or a portion of our equity interest in Ant Group after the equity issuance has occurred through enactment of a law, rule or regulation, or explicitly requires Ant Group to redeem this equity interest, and the prohibition or request is not subject to appeal and cannot otherwise be resolved, then to the extent necessary, Ant Group will redeem the equity interest; the related intellectual property and asset transfers, and ancillary transactions under the SAPA will be unwound; and the terms of the SAPA, the 2014 IPLA, and other related agreements will be restored, including the prior profit share payments under the 2014 IPLA and liquidity event payment (which would be payable to us in the event of a qualified IPO of Ant Group or Alipay, in an amount equal to 37.5% of the equity value of Ant Group as a whole, immediately prior to the qualified IPO). If there is a partial unwind where we retain a portion of our equity interest in Ant Group, but less than the full 33%, then pursuant to the terms of the SAPA and the 2014 IPLA, the prior profit share payment arrangement and liquidity event payment amount will be proportionately reduced based on the amount of equity interest retained by us. Pursuant to the 2020 Amendments, these provisions would terminate upon the completion of a qualified IPO of Ant Group. However, pursuant to the 2020 Amendments and the 2022 Amendments, if a qualified IPO of Ant Group has not been completed within the prescribed period of time, the foregoing rights will no longer be subject to termination upon the completion of a qualified IPO of Ant Group.

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
•
any Alipay IPO.

If the IPO of Ant Group has not been completed within the prescribed period of time, the foregoing Independent Committee’s approval rights will, pursuant to the 2020 Amendments and the 2022 Amendments, no longer be subject to termination upon the completion of a qualified IPO of Ant Group.

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

The fees that we pay Alipay are based on fee rates and actual payment volumes processed on our marketplaces. The fee rates reflect, among other things, Alipay’s bank-processing costs and operating costs allocable to the services provided to us, and accordingly are subject to adjustment on an annual basis to the extent these costs increase or decline. In connection with the 2014 restructuring, the Alipay commercial agreement was amended to provide that a special independent committee, or the Independent Committee, must approve the fee rates in advance on an annual basis. Currently, the Independent Committee consists of all of our independent directors. The fee rates for the immediately preceding year remain in effect until such time as the annual approval by the Independent Committee has been obtained. In fiscal years 2024, 2025 and 2026, service fees in connection with the payment services provided by Alipay under this agreement amounted to RMB13,164 million, RMB15,467 million and RMB18,019 million (US$2,612 million), respectively. The Alipay commercial agreement has an initial term of 50 years, and is automatically renewable for further periods of 50 years, subject to our right to terminate at any time upon one year’s prior written notice. Prior to the 2020 Amendments, if the Alipay commercial agreement was required by applicable regulatory authorities, including under stock exchange listing rules, to be modified in certain circumstances, a one-time payment may have been payable to us by Ant Group to compensate us for the impact of the adjustment. Certain conforming amendments were made to the Alipay commercial agreement as part of the relevant amendments to our agreements with Ant Group and Alipay described above. Pursuant to the 2020 Amendments, we no longer have the right to receive such one-time payment. This change was made to facilitate the IPO of Ant Group. If the IPO of Ant Group is withdrawn or rejected by governmental authority or is not completed within a certain period of time, the change will be unwound and our right will be restored.

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

Pursuant to the 2022 Amendments, from August 13, 2023, with respect to any payment processing and escrow services to be provided by Ant Group to us outside of Chinese mainland, the fee rates and payment-related terms for such services are no longer governed by the Alipay commercial agreement and are instead agreed upon between Ant Group and/or its affiliates and us separately.

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

Under the 2011 IPLA, Alipay paid us a royalty and software technology services fee equal to the sum of an expense reimbursement plus a share of the consolidated pre-tax income of Alipay and its subsidiaries until a liquidity event of Alipay or Ant Group. The calculation of the profit share percentage was subject to downward adjustments upon certain dilutive equity issuances by Alipay or Ant Group. Under the 2014 IPLA, we received, in addition to a software technology service fee, royalty streams related to Alipay and other current and future businesses of Ant Group, which we refer to collectively as the profit share payments. The profit share payments were paid at least annually and equal the sum of an expense reimbursement plus a share of the consolidated pre-tax income of Ant Group (subject to certain adjustments), including not only Alipay but all of Ant Group’s subsidiaries.

Upon our receipt of the Issuance in September 2019, we entered into the Amended IPLA and terminated the 2014 IPLA, and accordingly, the profit share payment arrangement under the 2014 IPLA automatically terminated.

Amended IPLA

Pursuant to the SAPA, as amended in 2018 and 2019, we, Ant Group and Alipay entered into the Amended IPLA upon our receipt of the Issuance, at which time we also transferred certain intellectual property and assets to Ant Group and its subsidiaries and the profit share payment arrangement was terminated, as described in “— Restructuring of Our Relationship with Ant Group and Alipay; 2019 Equity Issuance, and Related Amendments” above.

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

Other Ancillary Agreements

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

Starting from April 2020, the parties agreed to settle with each other the cost associated with certain share-based awards granted to each other’s employees upon vesting. The settlement amounts under this arrangement depend on the values of Ant Group share-based awards granted to our employees and our share-based awards granted to employees of Ant Group. It is expected that the settlement amounts are insignificant to us.

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

Eddie Wu, our director and chief executive officer, is the founding partner of Vision Plus Capital, a venture capital firm that has focused since 2015 on investing in the areas of advanced technology, enterprise services and digital healthcare. He currently holds interests in the general partners of a number of funds of Vision Plus Capital and certain management companies of Vision Plus Capital. He has also committed, or is expected to commit funds, to the general partners or as limited partners of certain funds of Vision Plus Capital. We refer to these funds collectively as Vision Plus Capital Funds. We have invested in certain Vision Plus Capital Funds, with a total commitment of approximately US$170 million and RMB500 million. We believe that Vision Plus Capital will assist us in identifying a range of strategic investment opportunities through its professional capabilities, knowledge base and extensive China private equity network. Consequently, Vision Plus Capital Funds have from time to time co-invested with us and third parties. Vision Plus Capital Funds focus on hard-tech, industrial intelligent manufacturing, industrial digitization and intelligence, healthcare technology, cross-border expansion, and other fields, and have made investments in over 150 companies. Pursuant to Rule 8.10 of the Hong Kong Listing Rules, among the companies that the Vision Plus Capital Funds has invested in as a substantial shareholder (as defined in the Hong Kong Listing Rules) is Dora Inc., which operates a Middle East focused e-commerce platform. Such investment is a financial investment and neither Eddie Wu nor Vision Plus Capital is involved in the day to day operations of Dora Inc. Save as disclosed, we believe that Eddie Wu's interests in Vision Plus Capital Funds do not result in any material competition with our core businesses. In addition, we have also invested in other portfolio companies of which Vision Plus Capital Funds are shareholders.

Relationship with Investment Funds Affiliated with Jack Ma

Jack Ma currently holds minority interests in the general partners of a number of Yunfeng investment funds that were established prior to his retirement from our company in 2020. We refer to these funds collectively as the Yunfeng Funds. He also holds minority interests in certain investment advisor entities of certain Yunfeng Funds. In addition, Jack Ma and his family also hold economic interests in certain Yunfeng Funds as limited partners. We have entered into investment transactions together with the Yunfeng Funds. We believe that, through its expertise, knowledge base and extensive network of contacts in private equity in China, Yunfeng will assist us in developing a range of relevant strategic investment opportunities.

Jack Ma has either non‑voting interests or has waived the exercise of his voting power with respect to his interests in each of the investment advisor entities and the managing entities of the Yunfeng Funds. He has agreed to donate certain economic benefits with respect to the general partners and investment advisor entities of the Yunfeng Funds to, or for the benefit of, the Alibaba Group Charitable Fund or other entities identified by Jack Ma that serve charitable purposes.

Other Transactions with Investees

We have extended loans to certain of our investees for working capital and other uses in conjunction with our investments. As of March 31, 2026, the aggregate outstanding balance of these loans was RMB1,759 million (US$255 million), with remaining terms of up to within five years and interest rates of up to 10% per annum.

We have agreed to provide a guarantee for a credit facility of HK$7.7 billion in favor of Hong Kong Cingleot Investment Management Limited, a company that is partially owned by us, in connection with a logistic center development project at the Hong Kong International Airport. In May 2024, the loan facility was modified to a revolving loan facility and the facility amount was reduced to HK$6.5 billion. As of March 31, 2026, HK$5.5 billion was drawn down by that entity under this facility. Moreover, we provide a partial guarantee for the continuing obligations of this entity to the Airport Authority and may be required to fulfil the relevant obligations of this entity in the event of its default.

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

The amounts relating to these services provided and received represent less than 1% of our revenue and total costs and expenses, respectively, for the fiscal years ended March 31, 2024, 2025 and 2026.

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

Employment Agreements

See “Directors, Senior Management and Employees — Compensation — Employment Agreements.”

Share Options

See “Directors, Senior Management and Employees — Compensation — Equity Incentive Plans.”

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.
Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements.”

Legal and Administrative Proceedings

We are involved from time to time, and may in the future be involved in, litigation, claims or other disputes and regulatory proceedings in the ordinary course of business regarding, among other things, product compliance, claims relating to data and privacy protection, third-party and principal intellectual property infringement claims, contract disputes involving merchants and consumers on our platforms, consumer protection claims, employment-related cases and other matters, as well as claims pursuant to anti-monopoly or anti-unfair competition laws and laws and regulations on cross-border data transfers, claims arising out of investment transactions or other claims involving high amounts of alleged damages, fines or monetary settlements. We have also been, and may in the future be, involved in litigation, regulatory investigations or inquiries and administrative proceedings that may or may not necessarily arise from our ordinary course of business, such as securities class action lawsuits and investigations or inquiries by securities regulators. We establish balance sheet provisions relating to potential losses from litigation based on estimates of the losses. For this purpose, we classify potential losses as remote, reasonably possible or probable. We analyze potential outcomes from current and potential litigation and proceedings as loss contingencies in accordance with U.S. GAAP.

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

On January 12, 2021, four plaintiff groups filed motions to consolidate and motions for appointment as the lead plaintiff under the Private Securities Litigation Reform Act, or the PSLRA, seeking consolidation of the Ciccarello, Romnek, and Hess Actions and appointment of the lead plaintiff and lead counsel under the PSLRA. The court consolidated the three actions on April 20, 2021, and appointed the lead plaintiff on February 10, 2022. On April 22, 2022, the lead plaintiff filed an amended complaint, naming a founder as an additional defendant, and asserting new and existing claims concerning the SAMR’s antitrust investigation and fine and the suspension of Ant Group’s planned initial public offering. On July 21, 2022, defendants filed motions to dismiss the amended complaint. On March 22, 2023, the court granted in part defendants’ motions, among other things, dismissing the founder and all allegations relating to the suspension of Ant Group’s planned initial public offering. The portion of the case related to the SAMR’s antitrust investigation and fine proceeded to discovery, which was scheduled to conclude in January 2025.

On October 6, 2023, plaintiffs filed a motion for class certification. On January 19, 2024, defendants filed an opposition to plaintiffs’ motion. On April 19, 2024, plaintiffs filed a reply in support of their motion. Defendants filed a sur-reply on May 17, 2024. Oral argument on the motion was scheduled for June 20, 2024.

On October 25, 2024, we announced that defendants had entered into a settlement agreement to resolve the consolidated class action lawsuit. Under the terms of the settlement agreement, we agreed to pay US$433.5 million to settle the lawsuit in exchange for a full release of all claims brought in the lawsuit. The settlement agreement expressly provides that the settlement does not constitute an admission or finding that the claims asserted in the lawsuit had any merit. The settlement was approved by the court on March 28, 2025 and a final judgment concluding the lawsuit was entered that same date.

JD.com Lawsuit

In 2017, Beijing Jingdong Shiji Trading Co., Ltd. and Beijing Jingdong 360 E-commerce Co., Ltd. sued Zhejiang Tmall Technology Co., Ltd., Zhejiang Tmall Network Co., Ltd. and Alibaba Group Holding Limited for abuse of dominant market position (Case No. (2017) Jing Min Chu Zi No.152). The plaintiffs requested the three defendants to cease relevant acts and claimed a substantial amount of damages. As of the date of this annual report, the legal proceeding of this case has concluded.

European Commission Investigation of AliExpress’ Compliance with the Digital Services Act

In March 2024, the European Commission, or the EU Commission, opened formal proceedings against AliExpress to assess whether AliExpress breached the Digital Services Act, or the DSA. On June 18, 2025, the EU Commission accepted commitments by AliExpress to resolve all but one of the EU Commission's areas of concerns regarding its platform. With regard to the last remaining area of concerns, the EU Commission issued preliminary findings that AliExpress is in breach of its obligation to assess and mitigate risks related to the dissemination of illegal content on its platform, such as counterfeit goods or goods that do not comply with European safety rules.

The EU Commission’s preliminary findings are without prejudice to the final outcome of the investigation and AliExpress continues to engage with the EU Commission including on the possibility of resolving its remaining concerns through commitments. If the EU Commission ultimately makes a final determination that there has been a violation, it may require AliExpress to make material changes to its business and impose an appropriate and proportionate fine based on a number of considerations, including the nature, gravity, duration and recurrence of the infringement. The EU Commission may also impose potential periodic penalty payments if AliExpress fails to ensure effective compliance with the DSA following any such decision. The ultimate timeline and final outcome of the investigation is currently uncertain and subject to further communications with the EU Commission.

Dividend Policy

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

For fiscal year 2025, we declared a cash dividend in the amount of US$0.25 per Share or US$2.00 per ADS, consisting of (i) a regular dividend in the amount of US$0.13125 per Share or US$1.05 per ADS and (ii) a one-time extraordinary dividend in the amount of US$0.11875 per Share or US$0.95 per ADS as a distribution of proceeds from disposition of certain businesses and financial investments, for a total amount of approximately US$4.6 billion.

For fiscal year 2026, we declared an annual regular cash dividend in the amount of US$0.13125 per Share or US$1.05 per ADS, for a total amount of approximately US$2.5 billion.

Under the Company’s dividend policy, subject to our Articles of Association, the board may determine to pay dividends at its discretion based on a number of factors, including without limitation our future operations and expected earnings, capital requirements and surplus, general financial condition, contractual restrictions and other considerations required under applicable laws and regulations and other factors that the board of directors may deem relevant. If we pay any dividends, the depositary will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the Deposit Agreement, including the fees and expenses payable thereunder.

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

E.
Taxation

The following is a general summary of certain Cayman Islands, Chinese mainland, Hong Kong SAR and United States federal income tax consequences relevant to an investment in our ADSs and ordinary shares. The discussion is not intended to be, nor should it be construed as, legal or tax advice to any particular prospective purchaser. The discussion is based on laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change or different interpretations, possibly with retroactive effect. The discussion does not address U.S. state or local tax laws, or tax laws of jurisdictions other than the Cayman Islands, Chinese mainland, Hong Kong SAR and the United States. You should consult your own tax advisors with respect to the consequences of acquisition, ownership and disposition of our ADSs and ordinary shares. To the extent that this discussion relates to matters of Cayman Islands tax law, it is the opinion of Maples and Calder (Hong Kong) LLP, our Cayman Islands legal counsel. To the extent that the discussion states definitive legal conclusions under PRC tax laws and regulations, it is the opinion of Fangda Partners, our PRC counsel.

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

People’s Republic of China Taxation

We are a holding company incorporated in the Cayman Islands and we gain substantial income by way of dividends from our PRC subsidiaries. The EIT Law and its implementation rules, both of which became effective on January 1, 2008 and were most recently amended on December 29, 2018 and December 6, 2024, respectively, provide that China‑sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its equity holders that are non‑resident enterprises, will normally be subject to PRC withholding tax at a rate of 10%, unless any non-resident enterprise’s jurisdiction of incorporation has a tax treaty with China that provides for a lower withholding tax rate for which the foreign investor is eligible.

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

See “Risk Factors — Risks Related to Doing Business in the People’s Republic of China — We may be treated as a resident enterprise for PRC tax purposes under the PRC Enterprise Income Tax Law, and we may therefore be subject to PRC income tax on our global income” and “Risk Factors — Risks Related to Doing Business in the People’s Republic of China — Dividends payable to foreign investors and gains on the sale of our ADSs and/or ordinary shares by our foreign investors may become subject to PRC taxation.”

Hong Kong Taxation

Our subsidiaries incorporated in Hong Kong were subject to Hong Kong profits tax at a rate of 16.5% in the fiscal years ended March 31, 2024, 2025 and 2026.

Our principal register of members is maintained by our Principal Share Registrar in the Cayman Islands, and our Hong Kong register of members is maintained by the Hong Kong Share Registrar in Hong Kong.

Dealings in our Shares registered on our Hong Kong share register are subject to Hong Kong stamp duty. The stamp duty is charged to each of the seller and purchaser at the rate of 0.1% (rounded up to the nearest dollar) of the consideration for, or (if greater) the value of, our Shares transferred. In other words, a total of 0.2% is currently payable on a typical sale and purchase transaction of our Shares. In addition, a fixed duty of HK$5.00 is charged on each instrument of transfer or transfer deed (if required).

To facilitate ADS-ordinary share conversion and trading between the NYSE and the Hong Kong Stock Exchange, we have moved a portion of our issued ordinary shares from our Cayman share register to our Hong Kong share register. It is unclear whether, as a matter of Hong Kong law, the trading or conversion of ADSs constitutes a sale or purchase of the underlying Hong Kong-registered ordinary shares that is subject to Hong Kong stamp duty. We advise investors to consult their own tax advisors on this matter. See “Risk Factors — Risks Related to Our ADSs and Shares — There is uncertainty as to whether Hong Kong stamp duty will apply to the trading or conversion of our ADSs.”

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

In the event that we were deemed to be a PRC resident enterprise under the EIT Law, you might be subject to PRC withholding taxes on dividends paid to you with respect to the ADSs or ordinary shares. See “— People’s Republic of China Taxation” above. In that case, subject to certain conditions and limitations (including a minimum holding period requirement), PRC withholding taxes on dividends may be treated as foreign taxes eligible for credit against your United States federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the ADSs or ordinary shares will be treated as foreign source income and will generally constitute passive category income. However, if you are eligible for Treaty benefits, any PRC taxes on dividends will not be creditable against your United States federal income tax liability to the extent withheld at a rate exceeding the applicable Treaty rate. In addition, United States Treasury regulations addressing foreign tax credits, or the Foreign Tax Credit Regulations, impose additional requirements for foreign taxes to be eligible for a foreign tax credit, and unless you are eligible for and elect to claim the benefits of the Treaty, there can be no assurance that those requirements will be satisfied. The Department of the Treasury and the Internal Revenue Service, or the IRS, are considering proposing amendments to the Foreign Tax Credit Regulations. In addition, notices from the IRS provide temporary relief by allowing taxpayers that comply with applicable requirements to apply many aspects of the foreign tax credit regulations as they previously existed (before the release of the current Foreign Tax Credit Regulations) for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). Alternatively, instead of claiming a foreign tax credit, you may be able to deduct any PRC withholding taxes on dividends in computing your taxable income, subject to generally applicable limitations under United States law (including that a United States Holder is not eligible for a deduction for otherwise creditable foreign income taxes paid or accrued in a taxable year if such United States Holder claims a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year). The rules governing the foreign tax credit and deductions for foreign taxes are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit or a deduction under your particular circumstances.

To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, as determined under United States federal income tax principles, the distribution will first be treated as a tax free return of capital, causing a reduction in the adjusted basis of the ADSs or ordinary shares (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by you on a subsequent disposition of the ADSs or ordinary shares), and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange, as described under “— Taxation of Capital Gains or Losses” below. Consequently, any distributions in excess of our current and accumulated earnings and profits will generally not give rise to foreign source income and you will generally not be eligible for a foreign tax credit for any PRC withholding tax imposed on those distributions unless the credit can be applied (subject to applicable limitations) against United States federal income tax due on other foreign source income in the appropriate category for foreign tax credit purposes. However, we do not expect to keep earnings and profits in accordance with United States federal income tax principles. Therefore, you should expect that a distribution will generally be reported as a dividend (as discussed above).

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

Passive Foreign Investment Company

Based on the composition of our income and assets, and the valuation of our assets, including goodwill, we do not believe we were a PFIC for our most recent taxable year ended March 31, 2026, although there can be no assurance in this regard.

The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets and the valuation of our assets from time to time. Specifically, we will be classified as a PFIC for United States federal income tax purposes for any taxable year if either: (i) 75% or more of our gross income for that taxable year is passive income, or (ii) at least 50% of the value (generally determined based on a quarterly average) of our assets for that taxable year is attributable to assets that produce or are held for the production of passive income, or the asset test.

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

In addition, there is uncertainty with respect to the value of our assets that should be taken into account for purposes of the asset test, and the significant volatility in the trading prices of our ADSs and ordinary shares in recent years have increased the risk that we were or could be treated as a PFIC for our most recent taxable year. There also can be no assurance that we will not be a PFIC for the current or any future taxable year. In particular, any further decline in the trading prices of our ADSs and ordinary shares may result in our becoming a PFIC. If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares, you will be subject to special tax rules discussed below.

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

If you make an effective mark‑to‑market election, for each taxable year that we are a PFIC you will include as ordinary income the excess of the fair market value of your ADSs or ordinary shares at the end of the year over your adjusted tax basis in the ADSs or ordinary shares. You will be entitled to deduct as an ordinary loss in each such year the excess of your adjusted tax basis in the ADSs or ordinary shares over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark‑to‑market election. If you make an effective mark‑to‑market election, in each year that we are a PFIC: (i) any gain you recognize upon the sale or other disposition of your ADSs or ordinary shares will be treated as ordinary income and (ii) any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark‑to‑market election. If you make an effective mark-to-market election, the general tax rules that apply to distributions by corporations that are not PFICs would apply to distributions by us, except that the reduced rates of taxation for qualified dividend income of non-corporate United States Holders (as discussed above under “—Taxation of Dividends”) would not be available if we are a PFIC in the taxable year in which the dividends are paid or in the preceding taxable year.

Your adjusted tax basis in the ADSs or ordinary shares will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark‑to‑market rules. If you make a mark‑to‑market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs or ordinary shares are no longer regularly traded on a qualified exchange or other market or the IRS consents to the revocation of the election. You are urged to consult your tax advisors about the availability of the mark‑to‑market election, and whether making the election would be advisable in your particular circumstances.

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

In addition, as described under “— Taxation of Dividends” above, non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a PFIC with respect to such holders in the taxable year in which the dividends are paid or in the preceding taxable year. You will generally be required to file IRS Form 8621 if you hold our ADSs or ordinary shares in any year in which we are classified as a PFIC.

You are urged to consult your tax advisors concerning the United States federal income tax consequences of holding ADSs or ordinary shares if we are considered a PFIC in any taxable year.

Taxation of Capital Gains or Losses

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

Any gain or loss recognized by you will generally be treated as United States source gain or loss. However, if we were treated as a PRC resident enterprise for EIT Law purposes and PRC tax were imposed on any gain, and if you are eligible for the benefits of the Treaty, you may elect to treat such gain as PRC source gain under the Treaty. If you are not eligible for the benefits of the Treaty or you fail to make the election to treat any gain as PRC source, then you generally would not be able to use a foreign tax credit for any PRC tax imposed on the disposition of our ADSs or ordinary shares unless the credit can be applied (subject to applicable limitations) against United States federal income tax due on other foreign source income in the appropriate category for foreign tax credit purposes. However, pursuant to the Foreign Tax Credit Regulations, unless you are eligible for and elect to claim the benefits of the Treaty, any such PRC tax would generally not be a foreign income tax eligible for a foreign tax credit (regardless of any other income that you may have that is derived from foreign sources). In such case, the non-creditable PRC tax may reduce the amount realized on the disposition of our ADSs or ordinary shares. As discussed above, however, notices from the IRS provide temporary relief by allowing taxpayers that comply with applicable requirements to apply many aspects of the foreign tax credit regulations as they previously existed (before the release of the current Foreign Tax Credit Regulations) for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). If any PRC tax is imposed upon the disposition of ADSs or ordinary shares and you apply such temporary relief, such PRC tax may be eligible for a foreign tax credit or deduction, subject to the applicable conditions and limitations.

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

Information Reporting and Backup Withholding

In general, information reporting will apply to dividends in respect of our ADSs or ordinary shares and the proceeds from the sale, exchange or other disposition of our ADSs or ordinary shares that are paid to you within the United States (and in certain cases, outside the United States), unless you establish that you are an exempt recipient. A backup withholding tax may apply to these payments if you fail to provide a correct taxpayer identification number or, in the case of dividend payments, if you fail to make certain certifications or to report in full dividend and interest income.

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

As a foreign private issuer, we are exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements. Our principal shareholders are exempt from the reporting and short‑swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act and our officers and directors are exempt from the short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act.

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

As of March 31, 2026, approximately 19% of our total debt (including bank borrowings, unsecured senior notes, convertible unsecured senior notes and exchangeable bonds) carries floating interest rates and the remaining 81% carries fixed interest rates. Certain of our indebtedness carries floating interest rates based on Loan Prime Rate. As a result, the interest expenses associated with these indebtedness will be subject to the potential impact of any fluctuation in Loan Prime Rate. An increase in Loan Prime Rate could raise our financing costs, which could adversely affect our operating results and financial condition, as well as our cash flows. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Industry — We are subject to interest rate risk in connection with our indebtedness.”

As of March 31, 2025 and 2026, if interest rates increased/decreased by 1%, with all other variables having remained constant, and assuming the amount of interest‑bearing assets and debts that bear floating interest were outstanding for the entire respective years, our net income would have been RMB3,750 million and RMB2,786 million (US$404 million) higher/lower, respectively, mainly as a result of higher/lower interest income from our cash and cash equivalents and short‑term investments. The analysis does not include floating interest rate debts whose interests are hedged by interest rate swaps.

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

To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would reduce the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of share repurchases, paying dividends and other cash distributions to our shareholders, funding inter-company loans, servicing outstanding debt and paying our expenses, or for other business purposes, appreciation of the U.S. dollar against the Renminbi would reduce the U.S. dollar amounts available to us.

As of March 31, 2025, we had cash and cash equivalents, short‑term investments and other treasury investments that are unrestricted for withdrawal and use denominated in Renminbi and U.S. dollar of RMB343,220 million and US$33,072 million, respectively. Assuming we had converted RMB343,220 million into U.S. dollars at the exchange rate of RMB7.2567 for US$1.00 as of March 31, 2025, our total balance of cash and cash equivalents, short‑term investments and other treasury investments that are unrestricted for withdrawal and use in U.S. dollar would have been US$80,369 million. If the Renminbi had depreciated by 10% against the U.S. dollar, the balance in U.S. dollar would have been US$76,069 million.

As of March 31, 2026, we had cash and cash equivalents, short‑term investments and other treasury investments that are unrestricted for withdrawal and use denominated in Renminbi and U.S. dollar of RMB271,679 million and US$33,139 million, respectively. Assuming we had converted RMB271,679 million into U.S. dollars at the exchange rate of RMB6.8980 for US$1.00 as of March 31, 2026, our total balance of cash and cash equivalents, short‑term investments and other treasury investments that are unrestricted for withdrawal and use in U.S. dollar would have been US$72,525 million. If the Renminbi had depreciated by 10% against the U.S. dollar, the balance in U.S. dollar would have been US$68,944 million.

Market Price Risk

We are exposed to market price risk primarily with respect to equity securities carried at fair value that are publicly traded. A substantial portion of our investments in equity method investees are held for long‑term appreciation or for strategic purposes, which are accounted for under equity method and are not subject to market price risk. We are not exposed to commodity price risk. The sensitivity analysis is determined based on the exposure of the listed equity securities to market price risk at the end of each reporting period.

In fiscal years 2025 and 2026, if the market price of the listed equity securities held by us had been 1% higher/lower as of March 31, 2025 and 2026, these equity securities would have been approximately RMB776 million and RMB1,006 million (US$146 million) higher/lower, respectively, all of which would be recognized as income or loss during the respective period.

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

Fees and Payments from the Depositary to Us

Our depositary has agreed to share with us certain fees payable to the depositary by holders of ADSs. For fiscal year 2026, the depositary shared with us US$29 million, after deduction of applicable U.S. taxes.

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

Our management, under the supervision and with the participation of our principal executive officer and our principal financial officer, evaluated the effectiveness of our disclosure controls and procedures, as defined in Rules 13a‑15(e) or 15d‑15(e) promulgated under the U.S. Exchange Act, as of March 31, 2026. Based on that evaluation, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures are effective in ensuring that information required to be disclosed in the reports that we file or submit under the U.S. Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that information required to be disclosed in the reports that we file or submit under the U.S. Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a‑15(f) and 15d‑15(f) under the U.S. Exchange Act. As required by Rule 13a‑15(c) of the U.S. Exchange Act, our management conducted an evaluation of our company’s internal control over financial reporting as of March 31, 2026 based on the framework in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of March 31, 2026.

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

Our independent registered public accounting firm, PricewaterhouseCoopers Zhong Tian LLP has audited the effectiveness of our internal control over financial reporting as of March 31, 2026, as stated in their report, which appears on page F‑2 of this annual report.

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

	Year ended March 31,
	2025	2026
	(in thousands of RMB)
Audit Fees(1)	134,794	117,055
Audit-related Fees(2)	7,795	10,545
Tax Fees(3)	6,224	4,204
All Other Fees(4)	2,543	1,453
Total	151,356	133,257

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In May 2019, our board of directors authorized a share repurchase program, which has been upsized a number of times since then. Most recently in November 2022, our board of directors authorized an upsize of our share repurchase program from US$25.0 billion to US$40.0 billion, which is effective through the end of March 2025. In February 2024, our board of directors authorized a further increase of US$25.0 billion to our share repurchase program through the end of March 2027.

During the year ended March 31, 2026, as part of our share repurchase program initiative, we repurchased a total of 73 million Shares on the NYSE for an aggregate consideration of US$1.0 billion.

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

The table below summarizes the repurchases we made in the periods indicated.

Month of repurchase	Total Number of Shares Purchased as Part of Share Repurchase Program	Total Price Paid (US$, in millions)	Average Price Paid Per Share (1) (US$)	Approximate Dollar Value of Shares that May Yet Be Purchased Under Share Repurchase Program (US$, in millions)
April 2025	30,630,480	427	13.93	19,669
May 2025	13,559,320	210	15.48	19,459
June 2025	11,685,192	168	14.40	19,291
July 2025	11,019,160	154	13.99	19,137
August 2025	5,839,336	87	14.81	19,050
September 2025	-	-	-	19,050
October 2025	-	-	-	19,050
November 2025	-	-	-	19,050
December 2025	-	-	-	19,050
January 2026	-	-	-	19,050
February 2026	-	-	-	19,050
March 2026	-	-	-	19,050

Note:

(1) Each ADS represents eight Shares.

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

The Compliance and Risk Committee of our board of directors is responsible for overseeing our overall compliance and risk management framework, including cybersecurity risk management. Our risk management committee, consisting of senior management team members across legal, finance, security, technology and other departments, designs the implementation and operation of our compliance and risk management policies and procedures and review risk assessment reports. Among the risk management committee members, the head of Security Department has over 10 years of experience in the fields of data security and cybersecurity. Our risk management committee reports to the Compliance and Risk Committee on material regulatory developments, risk management measures and risk incidents, including those related to cybersecurity. In case a significant cybersecurity incident occurs, our risk management committee will review the information and issues involved, oversee the remedial procedures to be taken and report to the Compliance and Risk Committee as appropriate.

Led by our head of Security Department, our team of dedicated cybersecurity, data security and technology professionals with extensive industry knowledge and having integrated AI technology to build an intelligent proactive defense system, are responsible for detecting, tracking and remediating cybersecurity incidents, as well as assessing and mitigating cybersecurity threats, and reporting to the risk management committee as appropriate. As part of our cybersecurity risk management process, we embed AI capabilities into risk identification, development security, incident response and other key areas, leverage AI for automated vulnerability detection and attack simulation to identify potential risks, regularly conduct application security assessments and vulnerability testing and maintain various incident response plans to protect against potential attacks. In addition, we monitor industry trends on cybersecurity risks and may also obtain input on our system and network security from external intelligence teams and experts. We require all our employees to undertake data security and compliance training program annually and employees involved in app development and in the Security Department to take more specialized courses and obtain certification before product release. We operate mostly on our proprietary information systems, and in the few circumstances where we engage third-party service providers, we work closely with them to ensure their compliance with our cybersecurity standards.

We are not faced with any risks from cybersecurity threat that have materially affected or are reasonably likely to materially affect us, including our business, results of operations, or financial condition. However, despite the cybersecurity risk management procedures and measures that we have implemented, we still face risks of security breaches and attacks against our systems and network which may adversely affect our operation and result in data loss and leakage. For more information, see “Item 3. Key Information — D. Risk Factors—Risks Related to Our Business and Industry— Security breaches and attacks against our systems and network, and any potentially resulting breach or failure to otherwise protect personal, confidential and proprietary information, could damage our reputation and negatively impact our business, as well as materially and adversely affect our financial condition and results of operations.”

PART III

ITEM 17. FINANCIAL STATEMENTS

We have provided financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The following financial statements are filed as part of this annual report, together with the report of the independent auditor:

•
Report of Independent Registered Public Accounting Firm for the years ended March 31, 2024, 2025 and 2026
•
Consolidated Income Statements for the years ended March 31, 2024, 2025 and 2026
•
Consolidated Statements of Comprehensive Income for the years ended March 31, 2024, 2025 and 2026
•
Consolidated Balance Sheets as of March 31, 2025 and 2026
•
Consolidated Statements of Changes in Shareholders’ Equity for the years ended March 31, 2024, 2025 and 2026
•
Consolidated Statements of Cash Flows for the years ended March 31, 2024, 2025 and 2026
•
Notes to the Consolidated Financial Statements

ITEM 19. EXHIBITS

Exhibit Number	Description of Document
1.1(1)	Amended and Restated Memorandum and Articles of Association of the Registrant as currently in effect
2.1(6)	Registrant’s Form of Ordinary Share Certificate
2.2(2)

Deposit Agreement, dated as of September 24, 2014, between the Registrant, the depositary and holders and beneficial holders of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, including the form of American Depositary Receipt

2.3(2)	Form of American Depositary Receipt evidencing American Depositary Shares (included in Exhibit 2.2)
2.4(3)	Indenture, dated as of November 28, 2014, between the Registrant and Bank of New York Mellon as Trustee
2.5(3)	Sixth Supplemental Indenture, dated as of November 28, 2014, between the Registrant and Bank of New York Mellon as Trustee
2.6(3)	Form of 4.500% Senior Notes Due 2034 (included in Exhibit 2.5)
2.7(4)	Indenture, dated as of December 6, 2017, between the Registrant and Bank of New York Mellon as Trustee
2.8(4)	Second Supplemental Indenture, dated as of December 6, 2017, between the Registrant and Bank of New York Mellon as Trustee
2.9(4)	Third Supplemental Indenture, dated as of December 6, 2017, between the Registrant and Bank of New York Mellon as Trustee
2.10(4)	Fourth Supplemental Indenture, dated as of December 6, 2017, between the Registrant and Bank of New York Mellon as Trustee
2.11(4)	Fifth Supplemental Indenture, dated as of December 6, 2017, between the Registrant and Bank of New York Mellon as Trustee
2.12(4)	Form of 3.400% Senior Notes Due 2027 (included in Exhibit 2.8)
2.13(4)	Form of 4.000% Senior Notes Due 2037 (included in Exhibit 2.9)
2.14(4)	Form of 4.200% Senior Notes Due 2047 (included in Exhibit 2.10)
2.15(4)	Form of 4.400% Senior Notes Due 2057 (included in Exhibit 2.11)
2.16(5)	Sixth Supplemental Indenture, dated as of February 9, 2021, between the Registrant and Bank of New York Mellon as Trustee
2.17(5)	Seventh Supplemental Indenture, dated as of February 9, 2021, between the Registrant and Bank of New York Mellon as Trustee
2.18(5)	Eighth Supplemental Indenture, dated as of February 9, 2021, between the Registrant and Bank of New York Mellon as Trustee
2.19(5)	Ninth Supplemental Indenture, dated as of February 9, 2021, between the Registrant and Bank of New York Mellon as Trustee
2.20(5)	Form of 2.125% Senior Notes Due 2031 (included in Exhibit 2.16)
2.21(5)	Form of 2.700% Senior Notes Due 2041 (included in Exhibit 2.17)

Exhibit Number	Description of Document
2.22(5)	Form of 3.150% Senior Notes Due 2051 (included in Exhibit 2.18)
2.23(5)	Form of 3.250% Senior Notes Due 2061 (included in Exhibit 2.19)
2.24(6)	Indenture, dated as of May 29, 2024, between the Registrant and Citibank, N.A. as Trustee
2.25(6)	Form of 0.50% Convertible Senior Notes Due 2031 (included in Exhibit 2.24)
2.26(17)	Indenture, dated as of November 26, 2024, between the Registrant and Citibank, N.A. as Trustee
2.27(6)	First Supplemental Indenture, dated as of November 26, 2024, between the Registrant and Citibank, N.A. as Trustee
2.28(6)	Second Supplemental Indenture, dated as of November 26, 2024, between the Registrant and Citibank, N.A. as Trustee
2.29(6)	Third Supplemental Indenture, dated as of November 26, 2024, between the Registrant and Citibank, N.A. as Trustee
2.30(6)	Form of 4.875% Notes Due 2030 (included in Exhibit 2.27)
2.31(6)	Form of 5.250% Notes Due 2035 (included in Exhibit 2.28)
2.32(6)	Form of 5.625% Notes Due 2054 (included in Exhibit 2.29)
2.33(6)	Indenture, dated as of November 28, 2024, between the Registrant and Citicorp International Limited as Trustee
2.34(6)	First Supplemental Indenture, dated as of November 28, 2024, between the Registrant and Citicorp International Limited as Trustee
2.35(6)	Second Supplemental Indenture, dated as of November 28, 2024, between the Registrant and Citicorp International Limited as Trustee
2.36(6)	Third Supplemental Indenture, dated as of November 28, 2024, between the Registrant and Citicorp International Limited as Trustee
2.37(6)	Fourth Supplemental Indenture, dated as of November 28, 2024, between the Registrant and Citicorp International Limited as Trustee
2.38(6)	Form of 2.65% Notes Due 2028 (included in Exhibit 2.34)
2.39(6)	Form of 2.80% Notes Due 2029 (included in Exhibit 2.35)
2.40(6)	Form of 3.10% Notes Due 2034 (included in Exhibit 2.36)
2.41(6)	Form of 3.50% Notes Due 2044 (included in Exhibit 2.37)
2.42	Trust Deed, dated as of July 9, 2025, between the Registrant and Citicorp International Limited as Trustee
2.43	Form of zero coupon Exchangeable Bonds Due 2032 (included in Exhibit 2.42)
2.44	Indenture, dated as of September 16, 2025, between the Registrant and Citibank, N.A. as Trustee
2.45	Form of 0% Convertible Senior Notes Due 2032 (included in Exhibit 2.44)
2.46	Description of Securities Registered under Section 12 of the U.S. Exchange Act
4.1(7)	Form of Indemnification Agreement between the Registrant and its directors and executive officers
4.2(8)	Form of Employment Agreement between the Registrant and its executive officers

Exhibit Number	Description of Document
4.3(9)	Second Amended and Restated 2014 Post‑IPO Equity Incentive Plan
4.4(10)	2024 Equity Incentive Plan
4.5(11)	2024 Equity Incentive Plan (Existing Shares)
4.6	Schedules of Material Differences of Contractual Arrangements of Representative Variable Interest Entities of the Registrant
4.7(4)	English translation of Loan Agreement, between Hangzhou Zhenxi Investment Management Co., Ltd. and Zhejiang Tmall Technology Co., Ltd., dated January 10, 2018
4.8(4)

English translation of Exclusive Call Option Agreement entered into by and among Hangzhou Zhenxi Investment Management Co., Ltd., Zhejiang Tmall Technology Co., Ltd. and Zhejiang Tmall Network Co., Ltd., dated January 10, 2018

4.9(4)

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

4.11(4)	English translation of Exclusive Services Agreement entered into between Zhejiang Tmall Network Co., Ltd. and Zhejiang Tmall Technology Co., Ltd., dated January 10, 2018
4.12(8)

Share and Asset Purchase Agreement by and among the Registrant, Zhejiang Ant Small and Micro Financial Services Group Co., Ltd. (currently known as Ant Group), Yahoo! Inc., SoftBank Corp. and the other Parties named therein, dated August 12, 2014

4.13(12)

Amendment to Share and Asset Purchase Agreement by and among the Registrant, Ant Small and Micro Financial Services Group Co., Ltd. (currently known as Ant Group), SoftBank Group Corp., Jack Ma, Joseph C. Tsai, and the other Parties named therein, dated February 1, 2018

4.14(13)

Second Amendment to Share and Asset Purchase Agreement by and among the Registrant, Ant Small and Micro Financial Services Group Co., Ltd. (currently known as Ant Group) and SoftBank Group Corp., dated September 23, 2019

4.15(14)	Third Amendment to Share and Asset Purchase Agreement by and among the Registrant, Ant Group Co., Ltd., SoftBank Group Corp. and the other parties named therein, dated August 24, 2020
4.16(9)	Fourth Amendment to Share and Asset Purchase Agreement by and among the Registrant, Ant Group Co., Ltd., SoftBank Group Corp. and the other parties named therein, dated July 25, 2022
4.17(9)	Amended and Restated Commercial Agreement by and among the Registrant, Ant Group Co., Ltd. and Alipay.com Co., Ltd., dated July 25, 2022
4.18(13)

Second Amended and Restated Intellectual Property License and Software Technology Services Agreement by and among the Registrant, Ant Small and Micro Financial Services Group Co., Ltd. (currently known as Ant Group) and Alipay.com Co., Ltd., dated September 23, 2019

4.19(13)	Cross License Agreement by and between the Registrant and Ant Small and Micro Financial Services Group Co., Ltd. (currently known as Ant Group), dated September 23, 2019
4.20†	Fourth Amendment and Restatement Agreement, dated September 26, 2025, in respect of a US$4,000,000,000 Facility Agreement dated March 9, 2016

Exhibit Number	Description of Document
4.21†	Third Amendment and Restatement Agreement, dated September 26, 2025, in respect of a US$6,500,000,000 Facility Agreement dated April 7, 2017
4.22(7)†

Second Amendment and Restatement Agreement, dated January 4, 2024, in respect of a HK$7,653,750,000 Facility Agreement, dated May 17, 2019, between Alibaba Group Services Limited, as Guarantor, and the other parties named therein

8.1	List of Subsidiaries and Consolidated Entities of the Registrant
11.1(3)	Code of Ethics of the Registrant
11.2	Insider Trading Policy
12.1	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes‑Oxley Act of 2002
12.2	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes‑Oxley Act of 2002
13.1(16)	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes‑Oxley Act of 2002
13.2(16)	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes‑Oxley Act of 2002
15.1	Consent of PricewaterhouseCoopers Zhong Tian LLP — Independent Registered Public Accounting Firm
15.2	Consent of Fangda Partners
15.3	Consent of Maples and Calder (Hong Kong) LLP
97.1(7)	Incentive Compensation Clawback Policy
101.INS	Inline XBRL Instance Document-the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents
104	Cover Page formatted as Inline XBRL and contained in Exhibit 101

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
(6)
Previously filed with our Annual Report on Form 20-F for the Fiscal Year Ended on March 31, 2025 (File No. 001‑36614), filed on June 26, 2025 and incorporated herein by reference.
(7)
Previously filed with our Annual Report on Form 20-F for the Fiscal Year Ended on March 31, 2024 (File No. 001-36614), filed on May 23, 2024 and incorporated herein by reference.
(8)
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
(11)
Previously filed with the Registration Statement on Form S-8 (File No. 333-287378), filed on May 19, 2025 and incorporated herein by reference.
(12)
Previously filed on Form 6‑K, dated February 2, 2018 and incorporated herein by reference.
(13)
Previously filed with the Registration Statement on Form F-3 (File No. 333-234662), dated November 13, 2019 and incorporated herein by reference.
(14)
Previously filed on Form 6-K, dated August 25, 2020 and incorporated herein by reference.
(15)
Previously filed with our Annual Report on Form 20-F for the Fiscal Year Ended on March 31, 2023 (File No. 001-36614), filed on July 21, 2023 and incorporated herein by reference.
(16)
Furnished with this annual report on Form 20‑F.
(17)
Previously filed with the Registration Statement on Form F-4 (File No. 333-288794), filed on July 21, 2025 and incorporated herein by reference.

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

Date: May 20, 2026

ALIBABA GROUP HOLDING LIMITED

15

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Alibaba Group Holding Limited

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Alibaba Group Holding Limited and its subsidiaries (the “Company”) as of March 31, 2026 and 2025, and the related consolidated income statements, consolidated statements of comprehensive income, changes in shareholders’ equity and cash flows, for each of the three years in the period ended March 31, 2026, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of March 31, 2026, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2026 and 2025, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2026 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2026, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Impairment assessment on goodwill relating to two of the reporting units

As described in Note 2(y) and Note 17 to the consolidated financial statements, the Company’s consolidated goodwill balance was RMB247,378 million as of March 31, 2026, and the Company recorded impairment losses of RMB9,515 million during the year ended March 31, 2026. Management evaluates goodwill for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that it might be impaired. This evaluation requires management to estimate the fair value of the reporting units. During the year ended March 31, 2026, management performed quantitative impairment tests on goodwill relating to two of the reporting units. The fair value of each was determined using a discounted cash flows analysis and assumptions including the future growth rates and the weighted average cost of capital. No impairment charge was recorded on the goodwill relating to one reporting unit (which was previously under the Hujing Digital Media and Entertainment Group segment, and was reclassified to All others starting from the quarter ended June 30, 2025), and an impairment charge of RMB9,515 million was recorded on the goodwill relating to the other reporting unit as a result of the impairment test.

The principal considerations for our determination that performing procedures relating to the impairment assessment on goodwill relating to the two reporting units is a critical audit matter are the significant judgments made and estimations used by management when determining the fair value of each of the two reporting units, which in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating audit evidence relating to the future growth rates and the weighted average cost of capital. In addition, the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s impairment assessment on goodwill relating to the two reporting units, including controls relating to the determination of the fair value of each of the two reporting units. These procedures also included, among others, testing management’s process for determining the fair value of each of the two reporting units, which included (i) evaluating the appropriateness of the valuation method; (ii) testing the completeness, mathematical accuracy and relevance of the key underlying data used in the valuation; and (iii) evaluating the reasonableness of the significant assumptions related to the future growth rates and the weighted average cost of capital used in the valuation by considering (i) the current and past performance; (ii) the weighted average cost of capital of comparable businesses; and (iii) the consistency with external market, economic and industry data. Professionals with specialized skill and knowledge were used to assist in evaluating the appropriateness of the valuation method, and the reasonableness of the future growth rates for terminal values and the weighted average cost of capital used in the valuation.

/s/ PricewaterhouseCoopers Zhong Tian LLP

Shanghai, the People’s Republic of China

May 20, 2026

We have served as the Company’s auditor since 2023.

ALIBABA GROUP HOLDING LIMITED

CONSOLIDATED INCOME STATEMENTS

		Year ended March 31,
		2024	2025	2026
		RMB	RMB	RMB	US$
					(Note 2(a))
		(in millions, except per share data)
	Notes
Revenue	5, 25	941,168	996,347	1,023,670	148,401
Cost of revenue	25	(586,323)	(598,285)	(616,136)	(89,321)
Product development expenses	25	(52,256)	(57,151)	(66,533)	(9,645)
Sales and marketing expenses	25	(115,141)	(144,021)	(245,023)	(35,521)
General and administrative expenses	25	(41,985)	(44,239)	(33,082)	(4,796)
Amortization and impairment of intangible assets		(21,592)	(6,336)	(5,079)	(736)
Impairment of goodwill	17	(10,521)	(6,171)	(9,515)	(1,380)
Other gains, net		—	761	1,848	268
Income from operations		113,350	140,905	50,150	7,270
Interest and investment income, net		(9,964)	20,759	87,512	12,687
Interest expense		(7,947)	(9,596)	(9,793)	(1,420)
Other income, net	25	6,157	3,387	1,518	220
Income before income tax and share of results of equity method investees		101,596	155,455	129,387	18,757
Income tax expenses	7	(22,529)	(35,445)	(30,045)	(4,356)
Share of results of equity method investees		(7,735)	5,966	2,785	404
Net income		71,332	125,976	102,127	14,805
Net loss attributable to noncontrolling interests		8,677	4,133	1,465	213
Net income attributable to Alibaba Group Holding Limited		80,009	130,109	103,592	15,018
(Accretion) Reversal of accretion of mezzanine equity		(268)	(639)	2,312	335
Net income attributable to ordinary shareholders		79,741	129,470	105,904	15,353
Earnings per share attributable to ordinary shareholders	9
Basic		3.95	6.89	5.70	0.83
Diluted		3.91	6.70	5.50	0.80
Earnings per ADS attributable to ordinary shareholders (one ADS equals eight ordinary shares)	9
Basic		31.61	55.12	45.63	6.61
Diluted		31.24	53.59	44.00	6.38
Weighted average number of shares used in computing earnings per share (million shares)	9
Basic		20,182	18,791	18,568
Diluted		20,359	19,318	19,235

The accompanying notes form an integral part of these consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year ended March 31,
	2024	2025	2026
	RMB	RMB	RMB	US$
				(Note 2(a))
	(in millions)
Net income	71,332	125,976	102,127	14,805

Other comprehensive income (loss):
- Foreign currency translation:
Change in unrealized gains (losses), net of tax	13,502	(512)	(16,256)	(2,356)
- Share of other comprehensive income (loss) of equity method investees:
Change in unrealized gains (losses)	980	239	(319)	(46)
- Interest rate swaps under hedge accounting and others:
Change in unrealized (losses) gains	(97)	82	(238)	(35)
Other comprehensive income (loss)	14,385	(191)	(16,813)	(2,437)

Total comprehensive income	85,717	125,785	85,314	12,368
Total comprehensive loss attributable to noncontrolling interests	8,364	4,183	2,765	401
Total comprehensive income attributable to ordinary shareholders	94,081	129,968	88,079	12,769

The accompanying notes form an integral part of these consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED

CONSOLIDATED BALANCE SHEETS

		As of March 31,
		2025	2026
		RMB	RMB	US$
				(Note 2(a))
		(in millions)
	Notes
Assets
Current assets:
Cash and cash equivalents	2(p)	145,487	131,530	19,068
Short-term investments	2(q)	228,826	155,310	22,515
Restricted cash and escrow receivables	10	43,781	42,038	6,094
Equity securities and other investments	11	53,780	30,054	4,357
Prepayments, receivables and other assets	13	202,175	251,837	36,509
Total current assets		674,049	610,769	88,543
Equity securities and other investments	11	356,818	449,942	65,228
Prepayments, receivables and other assets	13	83,431	94,996	13,772
Investments in equity method investees	14	210,169	206,803	29,980
Property and equipment, net	15	203,348	282,699	40,983
Intangible assets, net	16	20,911	16,983	2,462
Goodwill	17	255,501	247,378	35,862
Total assets		1,804,227	1,909,570	276,830

Liabilities, mezzanine equity and shareholders’ equity
Current liabilities:
Current bank borrowings	21	22,562	28,224	4,092
Income tax payable		11,638	10,630	1,541
Accrued expenses, accounts payable and other liabilities	19	332,537	359,893	52,173
Merchant deposits	2(ac)	274	236	34
Deferred revenue and customer advances	18	68,335	77,415	11,223
Total current liabilities		435,346	476,398	69,063
Deferred revenue	18	4,536	4,885	708
Deferred tax liabilities	7	48,454	46,060	6,678
Non-current bank borrowings	21	49,909	47,450	6,879
Non-current unsecured senior notes	22	122,398	117,485	17,032
Non-current convertible unsecured senior notes	23	35,834	55,861	8,098
Non-current exchangeable bonds	24	—	10,976	1,591
Other liabilities	19	17,644	24,185	3,506
Total liabilities		714,121	783,300	113,555

The accompanying notes form an integral part of these consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED

CONSOLIDATED BALANCE SHEETS (CONTINUED)

		As of March 31,
		2025	2026
		RMB	RMB	US$
				(Note 2(a))
		(in millions)
	Notes
Commitments and contingencies	27, 28
Mezzanine equity		11,713	7,845	1,137
Shareholders’ equity:
Ordinary shares, US$0.000003125 par value; 32,000,000,000 shares authorized as of March 31, 2025 and 2026; 18,474,235,708 and 18,580,374,278 shares issued and outstanding as of March 31, 2025 and 2026 respectively		1	1	—
Additional paid-in capital		381,379	385,086	55,826
Treasury shares, at cost	2(af)	(36,329)	(36,141)	(5,239)
Statutory reserves	2(ag)	15,936	16,628	2,410
Accumulated other comprehensive income (loss)
Cumulative translation adjustments		3,286	(13,404)	(1,943)
Unrealized gains on interest rate swaps and others		107	334	48
Retained earnings		645,478	708,382	102,694
Total shareholders’ equity		1,009,858	1,060,886	153,796
Noncontrolling interests		68,535	57,539	8,342
Total equity		1,078,393	1,118,425	162,138
Total liabilities, mezzanine equity and equity		1,804,227	1,909,570	276,830

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

ALIBABA GROUP HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (CONTINUED)

						Accumulated other
	Ordinary shares					comprehensive income (loss)
							Unrealized
							gains (losses) on
			Additional			Cumulative	interest		Total
			paid-in	Treasury	Statutory	translation	rate swaps	Retained	shareholders’	Noncontrolling	Total
	Share	Amount	capital	shares	reserves	adjustments	and others	earnings	equity	interests	equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(in millions, except per share data)
Balance as of April 1, 2025	18,474,235,708	1	381,379	(36,329)	15,936	3,286	107	645,478	1,009,858	68,535	1,078,393
Foreign currency translation adjustment, net of tax	—	—	—	—	—	(11,397)	10	—	(11,387)	(350)	(11,737)
Share of additional paid-in capital and other comprehensive income of equity method investees	—	—	295	—	—	(774)	455	—	(24)	—	(24)
Change in fair value of interest rate swaps under hedge accounting and others	—	—	—	—	—	—	(238)	—	(238)	—	(238)
Net investment hedges	—	—	—	—	—	(4,519)	—	—	(4,519)	—	(4,519)
Net income for the year	—	—	—	—	—	—	—	103,592	103,592	(2,415)	101,177
Acquisition of subsidiaries	—	—	—	—	—	—	—	—	—	824	824
Deconsolidation of subsidiaries	—	—	—	—	—	—	—	—	—	(139)	(139)
Issuance of shares, including vesting of RSUs and early exercised options and exercise of share options	178,872,058	—	1,038	—	—	—	—	—	1,038	—	1,038
Repurchase and retirement of ordinary shares	(72,733,488)	—	(1,737)	167	—	—	—	(5,965)	(7,535)	—	(7,535)
Transactions with noncontrolling interests	—	—	(12,884)	—	—	—	—	—	(12,884)	(2,911)	(15,795)
Amortization of compensation cost	—	—	10,213	—	—	—	—	—	10,213	1,328	11,541
Declaration of dividends	—	—	—	—	—	—	—	(34,031)	(34,031)	—	(34,031)
Capped call transactions	—	—	(1,309)	—	—	—	—	—	(1,309)	—	(1,309)
Appropriation to statutory reserves	—	—	—	—	692	—	—	(692)	—	—	—
Others	—	—	8,091	21	—	—	—	—	8,112	(7,333)	779
Balance as of March 31, 2026	18,580,374,278	1	385,086	(36,141)	16,628	(13,404)	334	708,382	1,060,886	57,539	1,118,425

The accompanying notes form an integral part of these consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended March 31,
	2024	2025	2026
	RMB	RMB	RMB	US$
				(Note 2(a))
	(in millions)
Cash flows from operating activities:
Net income	71,332	125,976	102,127	14,805
Adjustments to reconcile net income to net cash provided by operating activities:
Revaluation (gain) loss on previously held equity interest	—	(628)	99	14
Loss on disposals of equity method investees	10	27	529	77
Loss (Gain) related to equity securities and other investments	23,480	(28,652)	(66,089)	(9,581)
Change in fair value of other assets and liabilities	(708)	590	(992)	(144)
(Gain) Loss on disposals of subsidiaries	(1,550)	21,509	(8,387)	(1,216)
Depreciation and impairment of property and equipment, and operating lease cost relating to land use rights	26,640	29,260	37,067	5,374
Amortization of intangible assets and licensed copyrights	17,864	13,199	10,051	1,456
Equity-settled share-based compensation expense	18,546	13,970	11,180	1,621
Impairment of equity securities and other investments	12,244	8,801	7,724	1,120
Impairment of goodwill, intangible assets and licensed copyrights	22,610	6,805	11,244	1,631
Gain on disposals of property and equipment	(107)	(784)	(1,848)	(268)
Share of results of equity method investees	7,735	(5,966)	(2,785)	(404)
Deferred income taxes	(5,263)	374	(2,528)	(366)
Allowance for doubtful accounts	3,509	3,016	1,368	198
Changes in assets and liabilities, net of effects of acquisitions and disposals:
Prepayments, receivables and other assets, and long-term licensed copyrights	(37,621)	(50,590)	(67,931)	(9,847)
Income tax payable	(4,764)	1,968	(1,973)	(286)
Accrued expenses, accounts payable and other liabilities	27,126	25,873	37,933	5,499
Merchant deposits	(560)	(12,463)	(38)	(6)
Deferred revenue and customer advances	2,070	11,224	9,462	1,372
Net cash provided by operating activities	182,593	163,509	76,213	11,049
Cash flows from investing activities:
Decrease in short-term investments, net	71,426	23,395	42,235	6,123
Increase in other treasury investments, net	(64,392)	(126,041)	(12,687)	(1,839)
Settlement of forward exchange contracts, net	658	(335)	229	33
Acquisitions of equity and debt securities, and others	(15,240)	(10,342)	(63,753)	(9,242)
Disposals of equity and debt securities, and others	21,966	18,214	80,685	11,697
Acquisitions of equity method investees	(3,525)	(3,822)	(3,723)	(540)
Disposals of and distributions from equity method investees	1,265	1,520	5,627	816
Acquisitions of:
Land use rights, property and equipment	(32,087)	(85,972)	(126,063)	(18,275)
Intangible assets	(842)	—	(874)	(127)
Disposals of property and equipment	373	2,428	541	78
Cash (paid) received for business combinations, net of cash acquired	(2,204)	353	(1,212)	(176)
Deconsolidation and disposal of subsidiaries, net of cash proceeds	699	(5,077)	11,421	1,656
Loans to employees, net of repayments	79	264	238	34
Net cash used in investing activities	(21,824)	(185,415)	(67,336)	(9,762)

The accompanying notes form an integral part of these consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

	Year ended March 31,
	2024	2025	2026
	RMB	RMB	RMB	US$
				(Note 2(a))
	(in millions)
Cash flows from financing activities:
Issuance of ordinary shares	843	10	1,042	151
Repurchase of ordinary shares	(88,745)	(86,662)	(7,638)	(1,107)
Dividend distribution	(17,946)	(29,077)	(33,732)	(4,890)
Acquisition of additional equity interests in non-wholly owned subsidiaries	(5,821)	(21,949)	(16,768)	(2,431)
Dividends paid by non-wholly owned subsidiaries to noncontrolling interests	(546)	(664)	(1,317)	(191)
Contingent consideration payments made after a business combination and others	(71)	(197)	(232)	(34)
Capital injection from noncontrolling interests	1,577	2,402	349	50
Proceeds from bank borrowings and other borrowings, net of upfront fee payment for a syndicated loan	20,570	52,788	84,228	12,210
Repayment of bank borrowings	(13,092)	(43,678)	(78,458)	(11,374)
Proceeds from convertible unsecured senior notes, net of debt issuance cost	—	35,665	22,276	3,229
Payments for capped call transactions	—	(4,612)	(1,309)	(189)
Proceeds from exchangeable bonds, net of debt issuance cost	—	—	10,986	1,593
Proceeds from unsecured senior notes, net of debt issuance cost	—	35,979	—	—
Repayment of unsecured senior notes	(5,013)	(16,220)	—	—
Net cash used in financing activities	(108,244)	(76,215)	(20,573)	(2,983)
Effect of exchange rate changes on cash and cash equivalents, restricted cash and escrow receivables	4,389	965	(4,004)	(580)
Increase (Decrease) in cash and cash equivalents, restricted cash and escrow receivables	56,914	(97,156)	(15,700)	(2,276)
Cash and cash equivalents, restricted cash and escrow receivables at beginning of year	229,510	286,424	189,268	27,438
Cash and cash equivalents, restricted cash and escrow receivables at end of year	286,424	189,268	173,568	25,162

The accompanying notes form an integral part of these consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

Supplemental disclosures of cash flow information:

Payment of interest

Interest paid was RMB7,832 million, RMB8,866 million and RMB9,384 million for the years ended March 31, 2024, 2025 and 2026, respectively.

Business combinations

	Year ended March 31,
	2024	2025	2026
	RMB	RMB	RMB
	(in millions)
Cash paid for business combinations	(2,325)	(612)	(1,503)
Cash acquired in business combinations	121	965	291
	(2,204)	353	(1,212)

The accompanying notes form an integral part of these consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2024, 2025 AND 2026

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

The Company’s businesses comprise Alibaba China E-commerce Group, Alibaba International Digital Commerce Group, Cloud Intelligence Group and other businesses. An ecosystem has developed around the Company’s platforms and businesses that consists of consumers, merchants, brands, retailers, enterprises, third-party service providers, strategic alliance partners and other businesses.

Alibaba China E-commerce Group is comprised of (i) E-commerce business, (ii) Quick commerce business and (iii) China commerce wholesale business. E-commerce business mainly consists of Taobao and Tmall, the Company’s digital retail business in China, Xianyu, a consumer-to-consumer community and marketplace for idle goods in China, as well as Fliggy, an online travel platform providing comprehensive services. Quick commerce business includes Taobao Instant Commerce, a local services and on-demand delivery platform in China. China commerce wholesale business mainly includes 1688.com, an integrated domestic wholesale marketplace in China.

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

Other businesses include Freshippo, Cainiao, Alibaba Health, Hujing Digital Media and Entertainment Group, Amap, Qwen Consumer Business Group, Lingxi Games and DingTalk.

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

Translations of balances in the consolidated balance sheet, consolidated income statement, consolidated statement of comprehensive income and consolidated statement of cash flows from RMB into the US$ as of and for the year ended March 31, 2026 are solely for the convenience of the readers and are calculated at the rate of US$1.00=RMB6.8980, representing the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on March 31, 2026. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at this rate, or at any other rate.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2024, 2025 AND 2026

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

Due to legal restrictions on foreign ownership and investment in, among other areas, value-added telecommunications services, which include the operations of Internet content providers, the Company operates its Internet businesses and other businesses in which foreign investment is restricted or prohibited in the PRC through various contractual arrangements with PRC domestic companies that are incorporated in the PRC and owned by PRC citizens or by PRC entities owned and/or controlled by PRC citizens. Specifically, these representative PRC domestic companies are Zhejiang Taobao Network Co., Ltd., Zhejiang Tmall Network Co., Ltd., Zhejiang Diantao Good Things Network Co., Ltd., and Alibaba Cloud Computing Ltd. The registered capital of these PRC domestic companies was funded by the Company through loans extended to the equity holders of these PRC domestic companies.

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
FOR THE YEARS ENDED MARCH 31, 2024, 2025 AND 2026

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
FOR THE YEARS ENDED MARCH 31, 2024, 2025 AND 2026

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

The following financial information of the consolidated VIEs and their subsidiaries was recorded in the accompanying consolidated financial statements:

	As of March 31,
	2025	2026
	RMB	RMB
	(in millions)
Cash and cash equivalents and short-term investments	10,621	7,910
Investments in equity method investees and equity securities and other investments	37,117	34,987
Accounts receivable and contract assets, net of allowance	18,408	21,893
Amounts due from non-VIE subsidiaries of the Company	53,792	46,446
Property and equipment, net and intangible assets, net	19,911	47,887
Others	40,429	53,810
Total assets	180,278	212,933

Amounts due to non-VIE subsidiaries of the Company	113,332	136,348
Accrued expenses, accounts payable and other liabilities	50,521	64,338
Deferred revenue and customer advances	19,126	21,826
Total liabilities	182,979	222,512

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2024, 2025 AND 2026

2.
Summary of significant accounting policies (Continued)
(c)
Consolidation (Continued)

	Year ended March 31,
	2024	2025	2026
	RMB	RMB	RMB
	(in millions)
Revenue (i)	117,686	137,708	156,369
Net loss	(3,193)	(850)	(914)
Net cash provided by (used in) operating activities	12,053	(992)	9,584
Net cash used in investing activities	(11,772)	(33,847)	(39,440)
Net cash provided by financing activities	5,626	25,933	28,958

(i)
Revenue generated by the VIEs are primarily from cloud services, digital media and entertainment services and others.

The VIEs did not have any material related party transactions except for the related party transactions which are disclosed in Note 25 or elsewhere in these consolidated financial statements, and those transactions with other subsidiaries that are not VIEs, which were eliminated upon consolidation.

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
FOR THE YEARS ENDED MARCH 31, 2024, 2025 AND 2026

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

Net income attributable to mezzanine equity holders is included in net loss attributable to noncontrolling interests in the consolidated income statements, while it is excluded from the consolidated statements of changes in shareholders’ equity. During the years ended March 31, 2024, 2025 and 2026, net income attributable to mezzanine equity holders amounted to RMB181 million, RMB64 million and RMB950 million, respectively. The cumulative results of operations attributable to noncontrolling interests, along with adjustments for share-based compensation expense arising from outstanding share-based awards relating to subsidiaries’ shares, are also recorded as noncontrolling interests on the Company’s consolidated balance sheets. Cash flows related to transactions with noncontrolling interests are presented under financing activities in the consolidated statements of cash flows.

(e)
Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker (the “CODM”), which is comprised of the Company’s Chief Executive Officer and Chief Financial Officer. When the Company changes the structure of its internal organization in a manner that causes the composition of its reportable segments to change, the corresponding information for earlier periods would be recast unless it is impracticable to do so.

(f)
Foreign currency translation

The functional currency of the Company is US$. The Company’s subsidiaries with operations in Chinese mainland, the Hong Kong Special Administrative Region of the PRC (“Hong Kong” or “Hong Kong S.A.R.”), the United States and other jurisdictions generally use their respective local currencies as their functional currencies. When the Company determines that a subsidiary is operating in a highly inflationary economy, the financial statements of this subsidiary shall be remeasured prospectively as if the functional currency were the reporting currency. The reporting currency of the Company is RMB as the major operations of the Company are within the PRC. The financial statements of the Company’s subsidiaries, other than the subsidiaries with the functional currency of RMB, are translated into RMB using the exchange rate as of the balance sheet date for assets and liabilities and the average daily exchange rate for each month for income and expense items. Translation gains and losses, including those arising from intra-entity foreign currency transactions that are of a long-term-investment nature, are recorded in accumulated other comprehensive income or loss as a component of shareholders’ equity.

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
FOR THE YEARS ENDED MARCH 31, 2024, 2025 AND 2026

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
FOR THE YEARS ENDED MARCH 31, 2024, 2025 AND 2026

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

Cost-per-sale ("CPS") marketing and software services

The Company charges fees from merchants for transactions on Taobao, Tmall and certain other major marketplaces of the Company. The fees are generally determined as a percentage based on the value of merchandise sold by the merchants. Merchant deposits that are expected to be non-refundable is accounted for as variable consideration (Note 2(ac)), which is estimated at contract inception and updated at the end of each reporting period if additional information becomes available. Revenue related to CPS marketing and software services is recognized in the consolidated income statements based on the expected value when the performance obligation is satisfied. Adjustments to the estimated variable consideration related to prior reporting periods were not material for each of the periods presented.

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
FOR THE YEARS ENDED MARCH 31, 2024, 2025 AND 2026

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

(iv)
Cloud services

The Company earns cloud services revenue from the provision of public cloud services and non-public cloud services to domestic and international customers:

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
FOR THE YEARS ENDED MARCH 31, 2024, 2025 AND 2026

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

The Company expenses the costs of producing advertisements at the time production occurs, and expenses the costs of delivering advertisements in the period in which the advertising space or airtime is used. Advertising and promotional expenses totaled RMB88,217 million, RMB113,573 million and RMB214,246 million during the years ended March 31, 2024, 2025 and 2026, respectively.

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

During the years ended March 31, 2024, 2025 and 2026, contributions to the plans amounting to RMB14,190 million, RMB14,329 million and RMB13,083 million, respectively, were charged to the consolidated income statements. Amounts contributed to defined benefit plans during the years ended March 31, 2024, 2025 and 2026 were insignificant.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2024, 2025 AND 2026

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

The Company adopts ASC 740 “Income Taxes” which prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures. The Company did not have any significant liabilities, interest or penalties associated with unrecognized tax benefit as of and for the years ended March 31, 2024, 2025 and 2026. The income before income tax and share of results of equity method investees for the year ended March 31, 2026 derived within the PRC was RMB136,551 million. The loss before income tax and share of results of equity method investees for the year ended March 31, 2026 derived outside the PRC was RMB7,164 million.

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
FOR THE YEARS ENDED MARCH 31, 2024, 2025 AND 2026

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

(q)
Short-term investments

Short-term investments consist primarily of investments in fixed deposits with original maturities between three months and one year and certain investments in wealth management products, certificates of deposits, marketable debt securities and other investments that the Company has the intention to redeem within one year. As of March 31, 2025 and 2026, the Company had short-term investments amounting to RMB228,826 million and RMB155,310 million, respectively. RMB657 million and RMB74 million of short-term investments were pledged as security which were restricted for withdrawal and use as of March 31, 2025 and 2026, respectively. The remaining balances of RMB228,169 million and RMB155,236 million were unrestricted for withdrawal and use as of March 31, 2025 and 2026, respectively.

(r)
Accounts receivable

Accounts receivable represent the amounts that the Company has an unconditional right to consideration. The Company maintains an allowance for doubtful accounts to reserve for potentially uncollectible receivable amounts which is estimated using the approach based on expected losses. The allowance for doubtful accounts were RMB9,307 million and RMB8,093 million as of March 31, 2025 and 2026, respectively. The Company’s estimation of allowance for doubtful accounts considers factors such as historical credit loss experience, age of receivable balances, current market conditions, reasonable and supportable forecasts of future economic conditions, as well as an assessment of receivables due from specific identifiable counterparties to determine whether these receivables are considered at risk or uncollectible. The Company assesses collectibility by pooling receivables that have similar risk characteristics and evaluates receivables individually when specific receivables no longer share those risk characteristics. For receivables evaluated individually, when it is determined that foreclosure is probable or when the debtor is experiencing financial difficulty at the reporting date and repayment is expected to be provided substantially through the operation or sale of collateral, expected credit losses are based on the fair value of the collateral at the reporting date, adjusted for selling costs as appropriate.

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
FOR THE YEARS ENDED MARCH 31, 2024, 2025 AND 2026

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
FOR THE YEARS ENDED MARCH 31, 2024, 2025 AND 2026

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
FOR THE YEARS ENDED MARCH 31, 2024, 2025 AND 2026

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

(x)
Licensed copyrights

Licensed copyrights related to titles to movies, television series, variety shows, animations and other video content acquired from external parties are carried at the lower of unamortized cost or fair value. The amortization period for the licensed content vary depending on the type of content, which typically ranges from six months to ten years. Licensed copyrights are presented on the consolidated balance sheets as current assets under prepayments, receivables and other assets, or non-current assets under intangible assets, net, based on estimated time of usage. Licensed copyrights are generally amortized using an accelerated method based on historical viewership consumption patterns. Estimates of the consumption patterns for licensed copyrights are reviewed periodically and revised if necessary. For the years ended March 31, 2024, 2025 and 2026, amortization expenses in connection with the licensed copyrights of RMB8,361 million, RMB7,497 million and RMB6,701 million were recorded in cost of revenue.

On a periodic basis, the Company evaluates the program usefulness of licensed copyrights pursuant to the guidance in ASC 920 “Entertainment — Broadcasters,” which provides that the rights be reported at the lower of unamortized cost or fair value. When there is a change in the expected usage of licensed copyrights, the Company estimates the fair value of licensed copyrights to determine if any impairment exists. The fair value of licensed copyrights is determined by estimating the expected cash flows from advertising and membership fees, less any costs and expenses, over the remaining useful lives of the licensed copyrights at the film-group level. Estimates that impact these cash flows include anticipated levels of demand for the Company’s advertising services and the expected selling prices of advertisements. For the years ended March 31, 2024, 2025 and 2026, no impairment charges in connection with the licensed copyrights were recorded.

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
FOR THE YEARS ENDED MARCH 31, 2024, 2025 AND 2026

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

(z)
Impairment of long-lived assets other than goodwill and licensed copyrights

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset or asset group to the future undiscounted net cash flows expected to be generated by the asset or asset group. If the assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets or asset groups exceeds the fair value of the assets or asset groups. Impairment of long-lived assets other than goodwill and licensed copyrights recognized for the years ended March 31, 2024, 2025 and 2026 was RMB14,847 million, RMB4,611 million and RMB3,318 million, respectively.

(aa) Derivatives and hedging

Contracts that meet the definition of a derivative and an embedded derivative that is not closely related to the host contract are generally recognized on the consolidated balance sheets as either assets or liabilities and recorded at fair value. Changes in the fair value of derivative assets or liabilities are either recognized periodically in the consolidated income statements or in other comprehensive income depending on the use of the derivatives and whether they qualify for hedge accounting and are so designated as cash flow hedges, fair value hedges or net investment hedges. The capped call transactions in connection with the issuance of the convertible unsecured senior notes meet the scope exception for contracts in an entity’s own equity provided in ASC 815 “Derivatives and Hedging” and are recognized in shareholders’ equity. Other instruments involving an entity’s own equity that do not meet the scope exception for contracts in an entity’s own equity provided in ASC 815 are classified as assets or liabilities and recorded at fair value.

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
FOR THE YEARS ENDED MARCH 31, 2024, 2025 AND 2026

2.
Summary of significant accounting policies (Continued)

(aa) Derivatives and hedging (Continued)

Net investment hedges

The Company uses cross currency swap (“CCS”) contracts, forward exchange contracts and RMB denominated unsecured senior notes and borrowings to hedge the foreign currency risk associated with investments in net assets of certain PRC subsidiaries held by the Company which are designated as net investment hedges. The Company excludes the changes in the fair value of the CCS contracts and forward exchange contracts attributable to changes other than those due to fluctuations in the spot exchange rate from the assessment of hedge effectiveness and the value of such excluded component is recognized in interest expenses in the consolidated income statement over the life of the hedging instrument under a systematic and rational method. Changes in the value of the hedging instruments due to fluctuations in the spot foreign currency exchange rates designated in net investment hedges are recognized in accumulated other comprehensive income to offset the cumulative translation adjustments relating to those subsidiaries. For the years ended March 31, 2025 and 2026, the losses recognized in accumulated other comprehensive income from changes in value of the CCS contracts, forward exchange contracts and the non-derivative financial instruments designated as net investment hedges amounted to RMB344 million and RMB4,519 million, respectively.

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

(ab) Borrowings

Borrowings consist of bank borrowings, unsecured senior notes, convertible unsecured senior notes and exchangeable bonds. Bank borrowings and unsecured senior notes are recognized initially at fair value, net of upfront fees, debt discounts or premiums, debt issuance costs and other incidental fees. Upfront fees, debt discounts or premiums, debt issuance costs and other incidental fees are recorded as a reduction of the proceeds received and the related accretion is recorded as interest expense in the consolidated income statements over the estimated term of the facilities using the effective interest method. Convertible unsecured senior notes are accounted for in its entirety as liabilities, and the embedded conversion feature is not required to be accounted for separately under ASC 815. Exchangeable bonds are accounted for under the fair value option with changes in fair value recorded in the consolidated income statements.

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
FOR THE YEARS ENDED MARCH 31, 2024, 2025 AND 2026

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

(ag) Statutory reserves

In accordance with the relevant regulations and their articles of association, subsidiaries of the Company incorporated in the PRC are required to allocate at least 10% of their after-tax profit determined based on the PRC accounting standards and regulations to the general reserve until the reserve has reached 50% of the relevant subsidiary’s registered capital. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the respective board of directors of the subsidiaries. These reserves can only be used for specific purposes and are not transferable to the Company in the form of loans, advances or cash dividends. During the years ended March 31, 2024, 2025 and 2026, appropriations to the general reserve amounted to RMB1,756 million, RMB1,203 million and RMB692 million, respectively. No appropriations to the enterprise expansion fund and staff welfare and bonus fund have been made by the Company.

(ah) Interest income

Interest income is recorded in the consolidated income statements as it accrues for the interest-earning assets using the effective interest method. During the years ended March 31, 2024, 2025 and 2026, interest income of RMB24,868 million, RMB20,449 million and RMB18,806 million, respectively, were recorded in interest and investment income, net in the consolidated income statements.

(ai) Newly adopted accounting standard updates

In April 2023, the Company adopted Accounting Standards Update (“ASU”) 2021-08, “Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers,” which provides guidance on the acquirer’s accounting for acquired revenue contracts with customers in a business combination. The amendments require an acquirer recognizes and measures contract assets and contract liabilities acquired in a business combination at the acquisition date in accordance with ASC 606 as if it had originated the contracts. This guidance also provides certain practical expedients for acquirers when recognizing and measuring acquired contract assets and contract liabilities from revenue contracts in a business combination. The Company adopted this guidance prospectively and the adoption of this guidance did not have a material impact on the financial position, results of operations and cash flows.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2024, 2025 AND 2026

2.
Summary of significant accounting policies (Continued)

(ai) Newly adopted accounting standard updates (Continued)

In April 2023, the Company adopted ASU 2022-04, “Liabilities—Supplier Finance Programs (Subtopic 405-50): Disclosure of Supplier Finance Program Obligations,” which require a buyer in a supplier finance program disclose qualitative and quantitative information about the supplier finance program. Details of the key terms of the program, the outstanding obligations confirmed as valid and the roll forward of these obligations are set out in Note 20.

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

In April 2024, the Company adopted ASU 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures,” which improves reportable segment disclosure requirements. The amendments require the disclosure of (1) significant segment expenses that are regularly provided to the CODM and included within each reported measure of segment profit or loss; (2) an amount for other segment items by reportable segment and a description of its composition; and (3) the title and position of the CODM and an explanation of how the CODM uses the reported measure(s). The amendments also provide disclosure requirements for interim periods and entities that have a single reportable segment. Details of segment reporting are set out in Note 2(e) and Note 29.

In April 2025, the Company adopted ASU 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures”, which improves income tax disclosures. The amendments require the disclosure of specific categories in the rate reconciliation and additional information for reconciling items that meet a quantitative threshold. The amendments also require disaggregated information about the amount of income taxes paid (net of refunds received), income (or loss) from continuing operations before income tax expense (or benefit) and income tax expense (or benefit) from continuing operations. The Company adopted this guidance prospectively and details of disclosures on income taxes are set out in Note 2(m) and Note 7.

3.
Recent accounting pronouncements

In November 2024, the Financial Accounting Standards Board (“FASB”) issued ASU 2024-03, “Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses” and issued subsequent amendment within ASU 2025-01. The amendments require disaggregation disclosure for certain expense captions presented on the face of income statement, as well as additional disclosure about selling expenses. This guidance is effective for the Company for the year ending March 31, 2028 and interim reporting periods during the year ending March 31, 2029. Early adoption is permitted. The Company is evaluating the impact of the adoption of this guidance on its disclosures.

In November 2024, the FASB issued ASU 2024-04, “Debt - Debt with Conversion and Other Options (Subtopic 470-20): Induced Conversions of Convertible Debt Instruments,” which clarifies the requirements for determining whether certain settlements of convertible debt instruments should be accounted for as an induced conversion. The amendments also clarify some specific applications of induced conversion guidance and that the guidance applies to a convertible debt instrument that is not currently convertible as long as it had a substantive conversion feature as of both its issuance date and the date the inducement offer is accepted. The new guidance is required to be applied either prospectively or retrospectively. This guidance is effective for the Company for the year ending March 31, 2027. Early adoption is permitted. As of March 31, 2026, the Company does not expect that the adoption of this guidance will have a material impact on the financial position, results of operations and cash flows.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2024, 2025 AND 2026

3.
Recent accounting pronouncements (Continued)

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

In July 2025, the FASB issued ASU 2025-05, “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets”. The amendments provide all entities with a practical expedient when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606. In developing reasonable and supportable forecasts as part of estimating expected credit losses, all entities may elect a practical expedient that assumes that current conditions as of the balance sheet date do not change for the remaining life of the asset. The new guidance is required to be applied prospectively. This guidance is effective for the Company for the year ending March 31, 2027. Early adoption is permitted. As of March 31, 2026, the Company does not expect that the adoption of this guidance will have a material impact on the financial position, results of operations and cash flows.

In September 2025, the FASB issued ASU 2025-06, “Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software”, which removes all references to prescriptive and sequential software development stages (“project stages”) throughout Subtopic 350-40. The amendments provide guidance on determining whether there is significant development uncertainty in evaluating the probable-to-complete recognition threshold. The amendments also supersede the website development costs guidance and incorporate the recognition requirements for website-specific development costs. This guidance also specifies the disclosures requirements for capitalized internal-use software costs. The new guidance is required to be applied using either the prospective transition approach, the modified transition approach or the retrospective transition approach. This guidance is effective for the Company for the year ending March 31, 2029. Early adoption is permitted. The Company is evaluating the impact of the adoption of this guidance.

In November 2025, the FASB issued ASU 2025-08, “Financial Instruments—Credit Losses (Topic 326): Purchased Loans”, which defines purchased seasoned loans and expands the use of the gross-up approach in ASC 326 to the purchased seasoned loans. The new guidance is required to be applied prospectively to loans that are acquired on or after the initial application date. This guidance is effective for the Company for the year ending March 31, 2028. Early adoption is permitted. The Company is evaluating the impact of the adoption of this guidance.

In November 2025, the FASB issued ASU 2025-09, “Derivatives and Hedging (Topic 815): Hedge Accounting Improvements”, which clarifies certain aspects of the guidance on hedge accounting and addresses several incremental hedge accounting issues arising from the global reference rate reform initiative. The amendments include: (i) expanding the hedged risks permitted to be aggregated in a group of individual forecasted transactions in a cash flow hedge and clarifying the circumstance under which a group of individual forecasted transactions can be considered to have a similar risk exposure; (ii) providing a model to facilitate the application of cash flow hedge accounting to forecasted interest payments on choose-your-rate debt instruments; (iii) expanding hedge accounting for forecasted purchases and sales of nonfinancial assets; (iv) eliminating the requirement to apply the net written option test to a compound derivative comprising a swap and a written option designated as the hedging instrument in a cash flow hedge or a fair value hedge of interest rate risk; and (v) eliminating the recognition and presentation mismatch related to a dual hedge strategy. The new guidance is required to be applied prospectively for all hedging relationships. This guidance is effective for the Company for the year ending March 31, 2028. Early adoption is permitted. The Company is evaluating the impact of the adoption of this guidance.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2024, 2025 AND 2026

3.
Recent accounting pronouncements (Continued)

In December 2025, the FASB issued ASU 2025-10, “Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities,” which establishes the accounting for a government grant received by a business entity, including recognition and measurement guidance for a grant related to an asset and a grant related to income. This guidance also requires certain presentation and disclosures for the grant. The new guidance is required to be applied using either the modified prospective approach, the modified retrospective approach or the retrospective approach. This guidance is effective for the Company for the year ending March 31, 2030. Early adoption is permitted. The Company is evaluating the impact of the adoption of this guidance.

In December 2025, the FASB issued ASU 2025-11, “Interim Reporting (Topic 270): Narrow-Scope Improvements,” which clarifies interim disclosure requirements, the applicability of Topic 270, the types of interim reporting, and the form and content of interim financial statements in accordance with U.S. GAAP. The amendments also includes a disclosure principle that requires entities to disclose events since the end of the last annual reporting period that have a material impact on the entity. The new guidance is required to be applied either prospectively or retrospectively. This guidance is effective for the Company for the interim reporting periods during the year ending March 31, 2029. Early adoption is permitted. The Company is evaluating the impact of the adoption of this guidance.

4.
Significant mergers and acquisitions, investments and dispositions
(a)
Acquisitions

Acquisitions that constitute business combinations are summarized in the following table:

	Year ended March 31,
	2024	2025	2026
	RMB	RMB	RMB
	(in millions)
Net assets (liabilities)	28	(461)	406
Identifiable intangible assets	602	1,544	408
Deferred tax assets	—	1	27
Deferred tax liabilities	(199)	(382)	(64)
	431	702	777
Noncontrolling interests and mezzanine equity	(98)	(587)	(824)
Net identifiable assets (liabilities)	333	115	(47)
Goodwill	1,782	4,899	2,297
Total purchase consideration	2,115	5,014	2,250
Fair value of previously held equity interests	—	(1,555)	(731)
Purchase consideration settled	(2,038)	(1,564)	(1,456)
Deferred consideration as of year end	77	1,895	63

Total purchase consideration is comprised of:
- cash consideration	2,115	2,549	1,519
- fair value of previously held equity interests	—	1,555	731
- others	—	910	—
	2,115	5,014	2,250

In relation to the revaluation of previously held equity interests, the Company recognized nil, a gain of RMB628 million, and a loss of RMB99 million in the consolidated income statements for the years ended March 31, 2024, 2025 and 2026, respectively, for the acquisitions that constitute business combinations.

Pro forma results of operations for these acquisitions have not been presented because the effects of these acquisitions are not material to the consolidated income statements for the year ended March 31, 2024, 2025 and 2026, either individually or in aggregate.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2024, 2025 AND 2026

4.
Significant mergers and acquisitions, investments and dispositions (Continued)
(b)
Disposal of Trendyol GO

In May 2025, the Company entered into a sale and purchase agreement to sell 85% of the equity interest in Trendyol GO, a wholly-owned subsidiary of Trendyol that operates local service business in Türkiye. The cash consideration to the Company from the disposal is approximately US$0.7 billion (RMB5 billion).

The disposal of Trendyol GO was completed during the year ended March 31, 2026 and a gain arising from the disposal of approximately RMB6 billion was recorded in interest and investment income, net in the consolidated income statements for the year ended March 31, 2026, primarily taking into consideration of (i) the cash considerations, (ii) the carrying values of the net assets of Trendyol GO, and (iii) the fair value of the 15% retained equity interest in Trendyol GO.

(c)
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

(d)
Disposal of Intime Retail (Group) Company Limited (“Intime”)

In December 2024, the Company together with another minority shareholder agreed to sell 100% of the equity interest in Intime to a consortium of purchasers. The Company held approximately 99% of the equity interest in Intime. The cash consideration to the Company from the sale of Intime is approximately RMB7.4 billion.

The sale of Intime was substantially completed as of March 31, 2025 and losses arising from the disposal of RMB8,515 million was recorded in interest and investment income, net in the consolidated income statements for the year ended March 31, 2025, taking into consideration of (i) the applicable considerations, and (ii) the applicable carrying values of the net assets of Intime and the applicable noncontrolling interests in Intime. As of March 31, 2025, the carrying values of total assets of RMB5,330 million and total liabilities of RMB4,349 million relating to the sale of Intime remained in the Company's consolidated balance sheets were included in prepayments, receivables and other assets and accrued expenses, accounts payable and other liabilities, respectively. The sale of Intime was fully completed during the year ended March 31, 2026.

(e)
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

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2024, 2025 AND 2026

4.
Significant mergers and acquisitions, investments and dispositions (Continued)
(f)
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

For accounting purposes, the Company will take into consideration a proportionate share of equity interest held by the employee incentive plans of Ant Group to account for its share of results from its investment in Ant Group, subject to dilution as the equity interest under the employee incentive plans of Ant Group is transferred out. During the years ended March 31, 2024, 2025 and 2026, there was no material change in the equity interest held by the employee incentive plans of Ant Group. While the Company’s carrying value of the investment in Ant Group remain unchanged upon completion, the transactions result in additional basis difference of RMB5.6 billion upon completion, which was mainly allocated to amortizable intangible assets of RMB1.7 billion with a weighted average amortization period of 7 years, goodwill of RMB3.9 billion, equity investments of RMB0.5 billion and deferred tax liabilities of RMB0.5 billion.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2024, 2025 AND 2026

5.
Revenue

Revenue by segment is as follows:

	Year ended March 31,
	2024	2025	2026
	RMB	RMB	RMB
	(in millions)
Alibaba China E-commerce Group:
E-commerce (i)
- Customer management	307,950	326,769	343,867
- Direct sales, logistics and others (ii)	110,820	103,722	105,518
	418,770	430,491	449,385
Quick commerce (iii)	50,852	53,588	78,520
China commerce wholesale (iv)	20,479	24,301	26,312
Total Alibaba China E-commerce Group	490,101	508,380	554,217

Alibaba International Digital Commerce Group:
International commerce retail (v)	81,654	108,465	117,731
International commerce wholesale (vi)	20,944	23,835	26,439
Total Alibaba International Digital Commerce Group	102,598	132,300	144,170

Cloud Intelligence Group (vii)	106,374	118,028	158,132
All others (viii)	317,539	338,347	254,367
Unallocated	1,297	1,924	2,340
Inter-segment elimination (ix)	(76,741)	(102,632)	(89,556)
Consolidated revenue	941,168	996,347	1,023,670

(i)
Revenue from China commerce retail is primarily generated from Alibaba China E-commerce Group and includes primarily revenue from customer management services, sales of goods and logistics services.
(ii)
Revenue from direct sales, logistics and other revenue under Alibaba China E-commerce Group primarily represents direct sales businesses of Tmall Supermarket, Tmall Global and other businesses, and primarily consists of revenue from sales of goods, as well as logistics services.
(iii)
Revenue from Quick commerce is primarily generated through “Taobao Instant Commerce” and the Ele.me app. Quick commerce revenue is net of subsidies that are contra revenue, and includes primarily revenue from logistics services and customer management services.
(iv)
Revenue from China commerce wholesale is primarily generated from 1688.com and includes revenue from membership fees and related value-added services and customer management services.
(v)
Revenue from International commerce retail is primarily generated from AliExpress, Trendyol and Lazada and includes revenue from customer management services, logistics services and sales of goods.
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

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2024, 2025 AND 2026

5. Revenue (Continued)

(viii)
Revenue from All others represented revenue from businesses including Freshippo, Cainiao, Alibaba Health, Hujing Digital Media and Entertainment Group, Amap, Qwen Consumer Business Group, Lingxi Games, DingTalk, Sun Art, Intime and other businesses. Revenue within All others includes primarily revenue from sales of goods, and logistics services. During the year ended March 31, 2025, the sale of Sun Art was completed and the sale of Intime was substantially completed. The sale of Intime was fully completed during the year ended March 31, 2026. Details of the disposals are set out in Note 4(c) and Note 4(d) respectively.
(ix)
Inter-segment elimination consisted of revenue primarily from Cloud Intelligence Group and Cainiao.
(x)
As a result of the change in composition in reportable segments (Note 29), the Company reclassified revenue by segment. Comparative figures for the year ended March 31, 2024 and 2025 were reclassified to conform to the segment presentation.

Revenue by type is as follows:

	Year ended March 31,
	2024	2025	2026
	RMB	RMB	RMB
	(in millions)
Customer management services (i)	386,571	424,877	459,917
Membership fees and value-added services	41,956	46,613	47,638
Logistics services	114,073	123,379	139,864
Cloud services	76,459	84,517	112,077
Sales of goods	283,273	274,276	227,747
Other revenue (ii)	38,836	42,685	36,427
	941,168	996,347	1,023,670

(i)
Customer management services mainly include CPC, CPM, time-based and CPS marketing and software services.
(ii)
Other revenue includes revenue from self-developed online games and multiple services provided through various platforms and businesses.

The amount of revenue recognized for performance obligations satisfied (or partially satisfied) in prior periods for contracts with expected duration of more than one year during the years ended March 31, 2024, 2025 and 2026 were not material.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2024, 2025 AND 2026

6.
Leases

The Company entered into operating lease agreements primarily for shops and malls, offices, warehouses and land. Certain lease agreements contain an option for the Company to renew a lease or an option to terminate a lease early. The Company considers these options in determining the classification and measurement of the leases.

The leases may include variable payments based on measures such as the level of sales at a physical store, which are expensed as incurred.

Components of operating lease cost are as follows:

	Year ended March 31,
	2024	2025	2026
	RMB	RMB	RMB
	(in millions)
Operating lease cost	10,752	10,431	7,573
Variable lease cost	655	621	33
Total operating lease cost	11,407	11,052	7,606

For the years ended March 31, 2024, 2025 and 2026, cash payments for operating leases amounted to RMB10,452 million, RMB7,637 million and RMB5,582 million, respectively. For the years ended March 31, 2025 and 2026, the operating lease assets obtained in exchange for operating lease liabilities amounted to RMB6,171 million and RMB13,650 million, respectively.

As of March 31, 2025 and 2026, the Company’s operating leases had a weighted average remaining lease term of 7.4 years and 7.3 years, respectively. As of the same dates, the Company’s operating leases had a weighted average discount rate of 4.6% and 4.9%, respectively. Future lease payments under operating leases as of March 31, 2026 are as follows:

Amounts
RMB
(in millions)
For the year ending March 31,
2027	5,346
2028	4,397
2029	3,609
2030	3,017
2031	2,497
Thereafter	7,971
26,837
Less: imputed interest	(5,111)
Total operating lease liabilities (Note 19)	21,726

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2024, 2025 AND 2026

7.
Income tax expenses

Starting from the year ended March 31, 2026, the Company adopted ASU 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures” prospectively.

Composition of income tax expenses

	Year ended March 31,
	2024	2025	2026
	RMB	RMB	RMB
	(in millions)
Current income tax expense	27,792	35,071	32,573
Deferred taxation	(5,263)	374	(2,528)
	22,529	35,445	30,045

The composition of income tax expenses for the year ended March 31, 2026 is as follows:

Year ended March 31,
2026
RMB
(in millions)
Chinese mainland	28,081
Non-Chinese mainland	1,964
30,045

Under the current laws of the Cayman Islands, the Company is not subject to tax on its income or capital gains. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax is imposed. The Company’s subsidiaries incorporated in Hong Kong were subject to the Hong Kong profits tax rate at 16.5% for the years ended March 31, 2024, 2025 and 2026. The Company’s subsidiaries incorporated in other jurisdictions were subject to income tax charges calculated according to the tax laws enacted or substantially enacted in the countries where they operate and generate income.

Current income tax expense primarily includes the provision for PRC Enterprise Income Tax (“EIT”) for subsidiaries operating in the PRC and withholding tax on earnings that have been declared for distribution by PRC subsidiaries to offshore holding companies. Substantially all of the Company’s income before income tax and share of results of equity method investees is generated by these PRC subsidiaries. These subsidiaries are subject to EIT on their taxable income as reported in their respective statutory financial statements adjusted in accordance with the relevant tax laws, rules and regulations in the PRC.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2024, 2025 AND 2026

7.
Income tax expenses (Continued)

Composition of income tax expenses (Continued)

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

The tax status of the subsidiaries of the Company with major taxable profits is described below:

•
Alibaba (China) Technology Co., Ltd. (“Alibaba China”), Taobao (China) Software Co., Ltd. (“Taobao China”) and Zhejiang Tmall Technology Co., Ltd. (“Tmall China”), entities primarily engaged in the operations of the Company’s wholesale marketplaces, Taobao and Tmall, respectively, and Alibaba (Beijing) Software Services Co., Ltd. (“Alibaba Beijing”) and Alibaba (China) Co., Ltd. (“China Co.”), entities primarily engaged in the operations of technology, software research and development and relevant services, were qualified as High and New Technology Enterprises. For the taxation years of 2023, 2024 and 2025, Alibaba China, Taobao China, Tmall China, Alibaba Beijing and China Co. applied an EIT rate of 15% as High and New Technology Enterprises.

Most of the remaining PRC entities of the Company are subject to EIT at 25% for the years ended March 31, 2024, 2025 and 2026.

Pursuant to the EIT Law, a 10% withholding tax is levied on dividends declared by PRC companies to their foreign investors. A lower withholding tax rate of 5% is applicable if direct foreign investors with at least 25% equity interest in the PRC company are incorporated in Hong Kong and meet the relevant requirements pursuant to the tax arrangement between Chinese mainland and Hong Kong SAR. Since the equity holders of the major PRC subsidiaries of the Company are Hong Kong incorporated companies and meet the relevant requirements pursuant to the tax arrangement between Chinese mainland and Hong Kong SAR., the Company has used 5% to provide for deferred tax liabilities on retained earnings which are anticipated to be distributed. As of March 31, 2026, the Company has accrued the withholding tax on substantially all of the distributable earnings of the PRC subsidiaries, except for those undistributed earnings that the Company intends to invest indefinitely in the PRC which amounted to RMB278.9 billion.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2024, 2025 AND 2026

7.
Income tax expenses (Continued)

Composition of deferred tax assets and liabilities

	As of March 31,
	2025	2026
	RMB	RMB
	(in millions)
Deferred tax assets
Licensed copyrights	6,351	6,547
Tax losses carried forward and others (i)	66,120	79,571
	72,471	86,118
Valuation allowance (ii)	(59,310)	(72,161)
Total deferred tax assets	13,161	13,957

Deferred tax liabilities
Identifiable intangible assets	(5,122)	(4,115)
Withholding tax on undistributed earnings (iii)	(8,559)	(8,559)
Equity method investees and others (iv)	(34,773)	(33,386)
Total deferred tax liabilities	(48,454)	(46,060)
Net deferred tax liabilities	(35,293)	(32,103)

(i)
Others generally represent deferred tax assets for property and equipment, investments in equity method investees, equity securities and other investments, as well as accrued expenses which are not deductible until paid under PRC tax laws.
(ii)
Change in valuation allowances generally represents valuation allowances provided on the deferred tax assets related to the tax losses carried forward, accrued expenses which are not deductible until paid under PRC tax laws, property and equipment, as well as investments in equity securities and other investments due to the uncertainty surrounding their realization. If events occur in the future that improve the certainty of realization, an adjustment to the valuation allowances will be made and consequently income tax expenses will be reduced.
(iii)
The related deferred tax liabilities as of March 31, 2025 and 2026 were provided on the assumption that substantially all of the distributable earnings of PRC subsidiaries will be distributed as dividends, except for those undistributed earnings that the Company intends to invest indefinitely in the PRC which amounted to RMB362.6 billion and RMB278.9 billion, respectively.
(iv)
Deferred tax liabilities for investments in equity method investees mainly includes the deferred tax effect on the gain in relation to the receipt of the 33% equity interest in Ant Group of RMB19.7 billion. Others primarily represents deferred tax liabilities for investments in equity securities and other investments.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2024, 2025 AND 2026

7.
Income tax expenses (Continued)

Composition of deferred tax assets and liabilities (Continued)

As of March 31, 2026, the accumulated tax losses of subsidiaries incorporated in Singapore, Hong Kong SAR. and Türkiye, subject to the agreement of the relevant tax authorities, of RMB41,453 million, RMB7,458 million and RMB7,259 million, respectively, are allowed to be carried forward to offset against future taxable profits. The carry forward of tax losses in Singapore and Hong Kong SAR. generally has no time limit, while the tax losses in Türkiye will expire, if unused, in the years ending March 31, 2027 through 2031. The accumulated tax losses of subsidiaries incorporated in the PRC, subject to the agreement of the PRC tax authorities, of RMB200,082 million as of March 31, 2026 will expire, if unused, in the years ending March 31, 2027 through 2036. In general, the PRC tax authorities have up to five years to review a company's tax filings. Accordingly, tax filings of the Company's PRC subsidiaries for tax years 2021 through 2025 remain subject to the review by the relevant PRC tax authorities.

Reconciliation of the differences between the statutory EIT rate applicable to profits of the consolidated entities and the income tax expenses of the Company

The reconciliation prior to the adoption of ASU 2023-09 is as follows:

	Year ended March 31,
	2024	2025
	RMB	RMB
	(in millions, except per share data)
Income before income tax and share of results of equity method investees	101,596	155,455
Income tax computed at statutory EIT rate (25%)	25,399	38,864
Effect of different tax rates available to different jurisdictions	(1,095)	(1,089)
Effect of tax holiday and preferential tax benefit on assessable profits of subsidiaries incorporated in the PRC	(14,135)	(20,258)
Non-deductible expenses and non-taxable income, net (i)	11,006	10,673
Additional deductions of certain research and development expenses incurred by subsidiaries in the PRC (ii)	(9,415)	(9,320)
Withholding tax on the earnings distributed and anticipated to be remitted	6,127	5,938
Change in valuation allowance and others (iii)	4,642	10,637
Income tax expenses	22,529	35,445
Effect of tax holidays inside the PRC on basic earnings per share	0.70	1.08
Effect of tax holidays inside the PRC on basic earnings per ADS	5.60	8.62

(i)
Expenses not deductible for tax purposes and non-taxable income generally represent impairment of goodwill, investment income or loss and share-based compensation expense.
(ii)
This amount represents tax incentives relating to the research and development expenses of certain major operating subsidiaries in the PRC.
(iii)
Change in valuation allowance generally represents valuation allowance for temporary differences associated with tax losses, property and equipment and investments in equity securities and other investments. Besides, others primarily represent other tax benefits which were not previously recognized as well as deferred tax effect for temporary differences in relation to certain investments in equity method investees.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2024, 2025 AND 2026
7. Income tax expenses (Continued)

Reconciliation of the differences between the statutory EIT rate applicable to profits of the consolidated entities and the income tax expenses of the Company (Continued)

The reconciliation for the year ended March 31, 2026 is as follows:

	Year ended March 31,
	2026
	RMB
	(in millions, except per share data)	Percent
Income before income tax and share of results of equity method investees	129,387
Income tax computed at statutory EIT rate (i)	32,347	25%

Foreign tax effects	(13,520)	(10)
Hong Kong	(15,838)	(12)
Non-deductible expenses and non-taxable income	(14,645)	(11)
Others	(1,193)	(1)
Singapore	2,618	2
Non-deductible expenses and non-taxable income	2,594	2
Others	24	—
Other foreign jurisdictions	(300)	—
Effect of cross-border tax laws	24	—
Changes in valuation allowances (ii)	20,873	16
Non-deductible expenses and non-taxable income	(16,716)	(13)
Additional deductions of certain research and development expenses incurred by subsidiaries in the PRC (iii)	(10,821)	(9)
Effect of tax holiday and preferential tax benefit on assessable profits of subsidiaries incorporated in the PRC	(11,950)	(9)
Impairment of goodwill	2,379	2
Others	3,676	3
Other adjustments (iv)	7,037	5
Income tax expenses	30,045	23%
Effect of tax holidays inside the PRC on basic earnings per share	0.64
Effect of tax holidays inside the PRC on basic earnings per ADS	5.15

(i)
The standard enterprise income tax rate for domestic enterprises and foreign invested enterprises of 25% under the EIT Law is used as substantially all of the Company’s income before income tax and share of results of equity method investees is generated by subsidiaries operating in the PRC.

(ii)
Change in valuation allowance generally represents valuation allowance for temporary differences associated with tax losses, accrued expenses which are not deductible until paid under PRC tax laws, property and equipment and investments in equity securities and other investments.

(iii)
This amount represents tax incentives relating to the research and development expenses of certain major operating subsidiaries in the PRC.

(iv)
Other adjustments generally represent withholding tax on the earnings distributed and anticipated to be remitted.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2024, 2025 AND 2026

7. Income tax expenses (Continued)

Composition of cash paid for income tax, net of refunds received

The composition of cash paid for income tax, net of refunds received for the year ended March 31, 2026 is as follows:

Year ended March 31,
2026
RMB
(in millions)
Chinese mainland	30,729
Non-Chinese mainland	3,284
34,013

Income tax paid was RMB32,486 million and RMB33,409 million for the years ended March 31, 2024 and 2025 respectively.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2024, 2025 AND 2026

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

The 2024 Equity Incentive Plan (the “2024 Plan”) and the 2024 Equity Incentive Plan (Existing Shares) (the “2024 Plan (Existing Shares)”) (collectively, the “2024 equity incentive plans”) were adopted in August 2024 and have a ten-year term. As of the adoption date of the 2024 Plan and 2024 Plan (Existing Shares), the number of share-based awards available for grant under the scheme mandates were 483,000,000 and 517,000,000 ordinary shares, respectively. As of March 31, 2026, the number of shares authorized but unissued under the 2024 Plan and 2024 Plan (Existing Shares) were 398,965,778 and 487,865,170 ordinary shares, respectively. One ordinary share is issuable upon the vesting or the exercise of one share-based award under the 2024 equity incentive plans.

RSUs

The 2014 Plan

A summary of the changes in the RSUs relating to ordinary shares granted by the Company under the 2014 Plan during the year ended March 31, 2026 is as follows:

		Weighted-
		average
	Number	grant date
	of RSUs (iii)	fair value
		US$
Awarded and unvested as of April 1, 2025	44,859,478	100.65
Vested	(18,702,211)	115.81
Canceled/forfeited	(2,434,911)	90.22
Awarded and unvested as of March 31, 2026 (i)	23,722,356	89.76
Expected to vest as of March 31, 2026 (ii)	21,143,315	90.20

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2024, 2025 AND 2026

8.
Share-based awards (Continued)
(a)
Share-based awards relating to ordinary shares of the Company (Continued)

RSUs (Continued)

The 2024 equity incentive plans

A summary of the changes in the RSUs relating to ordinary shares granted by the Company under the 2024 equity incentive plans during the year ended March 31, 2026 is as follows:

		Weighted-
		average
	Number	grant date
	of RSUs (iv)	fair value
		HK$
Awarded and unvested as of April 1, 2025	9,435,535	123.53
Granted	78,651,801	122.32
Vested	(13,153,093)	121.32
Canceled/forfeited	(3,367,614)	118.01
Awarded and unvested as of March 31, 2026 (i)	71,566,629	122.86
Expected to vest as of March 31, 2026 (ii)	63,604,272	123.08

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

As of March 31, 2026, there were RMB6,694 million of unamortized compensation costs related to all outstanding RSUs, net of expected forfeitures. These amounts are expected to be recognized over a weighted average period of 1.9 years.

During the years ended March 31, 2024, 2025 and 2026, the Company recognized share-based compensation expense of RMB17,734 million, RMB10,772 million and RMB8,568 million, respectively, in connection with the above RSUs.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2024, 2025 AND 2026

8.
Share-based awards (Continued)
(a)
Share-based awards relating to ordinary shares of the Company (Continued)

Share options

The 2014 Plan

A summary of the changes in the share options relating to ordinary shares granted by the Company under the 2014 Plan during the year ended March 31, 2026 is as follows:

			Weighted
		Weighted	average
	Number	average	remaining
	of share	exercise	contractual
	options (iii)	price	life
		US$	(in years)
Outstanding as of April 1, 2025	6,635,667	88.89	4.5
Exercised	(2,007,667)	72.78	—
Canceled/forfeited	(1,000,000)	182.48	—
Outstanding as of March 31, 2026	3,628,000	72.00	5.2
Vested and exercisable as of March 31, 2026 (i)	2,173,000	71.86	3.9
Vested and expected to vest as of March 31, 2026 (ii)	3,628,000	72.00	5.2

During the years ended March 31, 2024 and 2025, the weighted average grant date fair value of share options granted was US$40.30 and US$35.93, respectively. No share options were granted under the 2014 Plan during the year ended March 31, 2026.

The 2024 equity incentive plans

A summary of the changes in the share options relating to ordinary shares granted by the Company under the 2024 equity incentive plans during the year ended March 31, 2026 is as follows:

			Weighted
		Weighted	average
	Number	average	remaining
	of share	exercise	contractual
	options (iv)	price	life
		HK$	(in years)
Outstanding as of April 1, 2025	2,933,332	68.00	5.9
Granted	25,439,998	130.92	9.4
Outstanding as of March 31, 2026	28,373,330	124.41	8.9
Vested and exercisable as of March 31, 2026 (i)	—	—	—
Vested and expected to vest as of March 31, 2026 (ii)	28,068,375	125.03	9.0

During the years ended March 31, 2025 and 2026, the weighted average grant date fair value of share options granted was HK$87.27 and HK$86.36, respectively. No share options were granted under the 2024 equity incentive plans during the year ended March 31, 2024.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2024, 2025 AND 2026

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

As of March 31, 2026, the aggregate intrinsic value of all outstanding options was RMB1,561 million. As of the same date, the aggregate intrinsic value of options that were vested and exercisable and options that were vested and expected to vest was RMB805 million and RMB1,547 million, respectively.

During the years ended March 31, 2024, 2025 and 2026, the total grant date fair value of options vested was RMB238 million, RMB408 million and RMB305 million, respectively, and the aggregate intrinsic value of share options exercised during the same years was RMB382 million, RMB128 million and RMB681 million, respectively.

Cash received from option exercises under the share option plans for the years ended March 31, 2024, 2025 and 2026 was RMB843 million, RMB10 million and RMB1,042 million, respectively.

The fair value of each option granted during the years ended March 31, 2024, 2025 and 2026 is estimated on the measurement date using the Black-Scholes model by applying the assumptions below:

	Year ended March 31,
	2024	2025	2026
Risk-free interest rate (i)	4.50%	3.36% - 4.49%	2.16% - 2.71%
Expected dividend yield (ii)	0%	0%	0%
Expected life (years) (iii)	6.50	4.45 - 4.75	4.45 - 7.50
Expected volatility (iv)	44.80%	48.51% - 49.44%	49.18% - 51.78%

(i)
Risk-free interest rate is based on the risk-free yields with maturities similar to the expected life of the share options in effect on the measurement date.
(ii)
For the share options granted during the years ended March 31, 2024, 2025 and 2026, expected dividend yield is nil as the Company decided to pay upon the exercise of such share options in an amount equivalent to the dividends as detailed in Note 31 to the participants.
(iii)
Expected life of share options is based on management’s estimate on timing of exercise of share options.
(iv)
Expected volatility is assumed based on the historical volatility of the Company in the period equal to the expected life of each grant.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2024, 2025 AND 2026

8.
Share-based awards (Continued)
(a)
Share-based awards relating to ordinary shares of the Company (Continued)

Share options (Continued)

As of March 31, 2026, there were RMB1,920 million of unamortized compensation costs related to these outstanding share options, net of expected forfeitures. These amounts are expected to be recognized over a weighted average period of 3.1 years.

During the years ended March 31, 2024, 2025 and 2026, the Company recognized share-based compensation expense of RMB240 million, RMB349 million and RMB578 million, respectively, in connection with the above share options.

Following the dividends as detailed in Note 31, the Company decided to pay upon vesting of certain RSUs or exercise of certain share options in an amount equivalent to the dividends to the participants. This arrangement has no impact to the classification and vesting condition of the awards.

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

During the years ended March 31, 2024, 2025 and 2026, the Company recognized a net reversal of RMB6,691 million, expenses of RMB4 million and a net reversal of RMB16 million, respectively, in respect of the share-based awards relating to Ant Group.

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

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2024, 2025 AND 2026

8.
Share-based awards (Continued)
(c)
Share-based compensation expense by function

	Year ended March 31,
	2024	2025	2026
	RMB	RMB	RMB
	(in millions)
Cost of revenue	3,012	2,162	2,023
Product development expenses	7,623	6,700	6,016
Sales and marketing expenses	2,265	2,137	2,321
General and administrative expenses	5,646	4,578	4,461
	18,546	15,577	14,821

9.
Earnings per share/ADS

Each ADS represents eight ordinary shares.

Basic earnings per share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of outstanding ordinary shares, adjusted for treasury shares. Basic earnings per ADS is derived from the basic earnings per share.

For the calculation of diluted earnings per share, net income attributable to ordinary shareholders for basic earnings per share is adjusted by the effect of dilutive securities, including share-based awards, under the treasury stock method and convertible unsecured senior notes and exchangeable bonds under the if-converted method. Certain potentially dilutive instruments, including the exchangeable bonds and the share lending arrangement in connection with the issuance of the exchangeable bonds, and the capped call transactions in connection with the issuance of the convertible unsecured senior notes have been excluded from the computation of diluted net income per share as their inclusion is anti-dilutive. Diluted earnings per ADS is derived from the diluted earnings per share.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2024, 2025 AND 2026

9.
Earnings per share/ADS (Continued)

The following table sets forth the computation of basic and diluted net income per share/ADS for the following periods:

	Year ended March 31,
	2024	2025	2026
	RMB	RMB	RMB
	(in millions, except per share data)
Earnings per share
Numerator:
Net income attributable to ordinary shareholders for computing net income per ordinary share — basic	79,741	129,470	105,904
Dilution effect on earnings arising from equity-settled share-based awards operated by equity method investees and subsidiaries	(228)	(300)	(410)
Adjustments for interest expense attributable to convertible unsecured senior notes	—	235	309
Net income attributable to ordinary shareholders for computing net income per ordinary share — diluted	79,513	129,405	105,803

Shares (denominator):
Weighted average number of shares used in calculating net income per ordinary share — basic (million shares)	20,182	18,791	18,568
Adjustments for dilutive RSUs and share options (million shares)	177	200	200
Adjustments for convertible unsecured senior notes (million shares)	—	327	467
Weighted average number of shares used in calculating net income per ordinary share — diluted (million shares)	20,359	19,318	19,235

Net income per ordinary share — basic (RMB)	3.95	6.89	5.70
Net income per ordinary share — diluted (RMB)	3.91	6.70	5.50

Earnings per ADS
Net income per ADS — basic (RMB)	31.61	55.12	45.63
Net income per ADS — diluted (RMB)	31.24	53.59	44.00

10.
Restricted cash and escrow receivables

	As of March 31,
	2025	2026
	RMB	RMB
	(in millions)
Buyer protection fund deposits from merchants on the marketplaces (i)	35,962	35,965
Others	7,819	6,073
	43,781	42,038

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

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2024, 2025 AND 2026

11.
Equity securities and other investments

	As of March 31, 2025
	Original cost	Cumulative net (losses) gains	Carrying value
	RMB	RMB	RMB
	(in millions)
Equity securities:
Listed equity securities	79,024	(1,394)	77,630
Investments in privately held companies	113,646	(17,479)	96,167
Debt investments:
Debt securities and loan investments	15,009	(6,224)	8,785
Other treasury investments	227,935	81	228,016
	435,614	(25,016)	410,598

	As of March 31, 2026
	Original cost	Cumulative net gains (losses)	Carrying value
	RMB	RMB	RMB
	(in millions)
Equity securities:
Listed equity securities	70,647	29,947	100,594
Investments in privately held companies	117,826	12,621	130,447
Debt investments:
Debt securities and loan investments	15,905	(5,025)	10,880
Other treasury investments	238,353	(278)	238,075
	442,731	37,265	479,996

Equity securities

For equity securities which were still held as of March 31, 2024, 2025 and 2026, net unrealized (losses) gains, including impairment losses, of RMB(28,790) million, RMB16,746 million and RMB56,295 million, respectively, were recognized in interest and investment income, net, for the years ended March 31, 2024, 2025 and 2026.

Investments in privately held companies include equity investments for which the Company elected to account for using the measurement alternative (Note 2(t)), for which the carrying value as of March 31, 2025 and 2026 were RMB88,728 million and RMB124,979 million, respectively.

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

For equity investments accounted for using the measurement alternative as of March 31, 2026, the Company recorded cumulative upward adjustments of RMB61,221 million and cumulative impairments and downward adjustments of RMB46,255 million. For these investments, the Company recorded upward adjustments of RMB39,416 million and impairments and downward adjustments of RMB8,187 million during the year ended March 31, 2026.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2024, 2025 AND 2026

11.
Equity securities and other investments (Continued)

Debt investments

Debt investments include convertible and exchangeable bonds accounted for under the fair value option, for which the fair value as of March 31, 2025 and 2026 were RMB963 million and RMB2,989 million, respectively. The aggregate fair value of these convertible and exchangeable bonds was lower than their aggregate unpaid principal balance as of March 31, 2025 and 2026 by RMB2,420 million and RMB1,068 million, respectively. Unrealized (losses) gains recorded on these convertible and exchangeable bonds in the consolidated income statements were RMB(1,225) million, RMB(17) million and RMB149 million during the years ended March 31, 2024, 2025 and 2026, respectively.

Debt investments also include debt investments accounted for at amortized cost, for which the allowance for credit losses as of March 31, 2025 and 2026 were RMB3,779 million and RMB3,917 million, respectively. During the years ended March 31, 2024, 2025 and 2026, impairment losses (reversal of impairment losses) on these debt investments of RMB872 million, RMB(1,175) million and RMB536 million, respectively, were recorded in interest and investment income, net in the consolidated income statements. As of March 31, 2026, RMB4,764 million of debt investments accounted for at amortized cost, net of allowance for credit losses, will contractually mature in 2033.

As of March 31, 2025 and 2026, repayment of loans provided to shareholders of equity method investees with total principal amount of RMB5,529 million and RMB5,845 million, respectively, was expected to be provided substantially through the sale of collateral. Expected credit losses for these loans were assessed on an individual basis, based on the fair value of the corresponding shares pledged as collateral as of the reporting date, adjusted for selling costs as appropriate. The fair value of the collateral as of March 31, 2025 and 2026 were RMB4,325 million and RMB4,996 million, respectively. There was no commitment to lend additional funds.

The carrying amount of debt investments accounted for at amortized cost approximates their fair value due to the fact that the related effective interest rates approximate rates currently offered by financial institutions for similar debt instruments of comparable maturities.

Other treasury investments mainly comprise of investments in fixed deposits, certificates of deposits and marketable debt securities with original maturities over one year for treasury purposes. RMB4,540 million and RMB4,017 million of other treasury investments were pledged as security which were restricted for withdrawal and use as of March 31, 2025 and 2026, respectively. The remaining balances of RMB223,476 million and RMB234,058 million were unrestricted for withdrawal and use as of March 31, 2025 and 2026, respectively.

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

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2024, 2025 AND 2026

12.
Fair value measurement (Continued)

Fair value of listed equity investments are based on quoted prices in active markets for identical assets or liabilities and, if applicable, are adjusted for the characteristic included in the equity security. The valuation of unlisted equity investments that do not have a quoted price may include the use of market and income valuation approaches and the use of estimates, which may include discount rates, investees’ liquidity and financial performance, and market data of comparable companies in similar industries. Certain other financial instruments, such as interest rate swap contracts and certain option and forward agreements, are valued based on inputs derived from or corroborated by observable market data. Valuations of investments in convertible and exchangeable bonds that do not have a quoted price are generally performed using valuation models such as the binomial model with unobservable inputs including risk-free interest rate and expected volatility. The valuation of the exchangeable bonds is primarily determined based on quoted market price in the over-the-counter market. The valuation of contingent consideration is performed using an expected cash flow method with unobservable inputs including the probability to achieve the contingencies, which is assessed by the Company, in connection with the contingent consideration arrangements. Investments in privately held companies for which the Company elected to record using the measurement alternative are remeasured on a non-recurring basis, and are categorized within Level 3 under the fair value hierarchy. The values are estimated based on valuation methods using the observable transaction price at the transaction date and considering the rights and obligations of the securities and other unobservable inputs including volatility.

The following table summarizes the Company’s assets and liabilities that are measured at fair value on a recurring basis and are categorized under the fair value hierarchy:

	As of March 31, 2025
	Level 1		Level 2	Level 3	Total
	RMB		RMB	RMB	RMB
	(in millions)
Assets
Time deposits and certificate of deposits (i)	—		357,569	—	357,569
Wealth management products (i)	—		83,144	—	83,144
Marketable debt securities (i)	—		16,129	—	16,129
Restricted cash and escrow receivables	43,781		—	—	43,781
Listed equity securities (ii)	67,712	(v)	9,918	—	77,630
Convertible and exchangeable bonds (ii)	—		145	818	963
Option and forward agreements (iii)	—		87	814	901
Deferred consideration (iii)	—		—	3,039	3,039
Others (vi)	—		1,329	6,047	7,376
	111,493		468,321	10,718	590,532
Liabilities
Contingent consideration in relation to investments and acquisitions (iv)	—		—	484	484
Others (iv)	—		389	924	1,313
	—		389	1,408	1,797

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2024, 2025 AND 2026

12.
Fair value measurement (Continued)

	As of March 31, 2026
	Level 1		Level 2	Level 3	Total
	RMB		RMB	RMB	RMB
	(in millions)
Assets
Time deposits and certificate of deposits (i)	—		244,844	—	244,844
Wealth management products (i)	—		81,501	—	81,501
Marketable debt securities (i)	—		64,311	—	64,311
Restricted cash and escrow receivables	42,038		—	—	42,038
Listed equity securities (ii)	95,318	(v)	5,276	—	100,594
Convertible and exchangeable bonds (ii)	—		—	2,989	2,989
Option and forward agreements (iii)	—		1,159	1,127	2,286
Deferred consideration (iii)	—		—	3,019	3,019
Others (vi)	—		3,794	4,081	7,875
	137,356		400,885	11,216	549,457
Liabilities
Exchangeable bonds	—		10,976	—	10,976
Contingent consideration in relation to investments and acquisitions (iv)	—		—	408	408
Others (iv)	—		2,955	609	3,564
	—		13,931	1,017	14,948

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
(v)
As of March 31, 2025 and 2026, listed equity securities with fair value of RMB11,921 million and RMB41,800 million were subject to contractual sale restrictions, respectively. The contractual sale restrictions would lapse within twelve months from March 31, 2026.
(vi)
Others primarily represent other investments with underlying assets measured at fair value.

Convertible and exchangeable bonds investments categorized within Level 3 under the fair value hierarchy:

Amounts
RMB
(in millions)
Balance as of March 31, 2024	3,197
Additions	311
Net increase in fair value	63
Disposal	(1,767)
Conversion	(985)
Foreign currency translation adjustments	(1)
Balance as of March 31, 2025	818
Additions	2,343
Net increase in fair value	73
Disposal	(112)
Conversion	(61)
Foreign currency translation adjustments	(72)
Balance as of March 31, 2026	2,989

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2024, 2025 AND 2026

12.
Fair value measurement (Continued)

Deferred consideration categorized within Level 3 under the fair value hierarchy:

Amounts
RMB
(in millions)
Balance as of March 31, 2024	—
Additions	3,022
Net increase in fair value	14
Foreign currency translation adjustments	3
Balance as of March 31, 2025	3,039
Net increase in fair value	40
Foreign currency translation adjustments	(60)
Balance as of March 31, 2026	3,019

13.
Prepayments, receivables and other assets

	As of March 31,
	2025	2026
	RMB	RMB
	(in millions)
Current:
Accounts receivable and contract assets, net of allowance	31,172	36,020
Inventories	18,887	18,909
VAT receivables, net of allowance	26,336	32,303
Prepaid cost of revenue, sales and marketing and other expenses	20,556	22,556
Advances to/receivables from customers, merchants and others	52,976	90,671
Amounts due from related companies	12,058	21,587
Interest receivables	6,533	4,198
Deferred direct selling costs and cost of revenue (i)	5,365	5,479
Others	28,292	20,114
	202,175	251,837
Non-current:
Operating lease right-of-use assets	39,202	45,524
Deferred tax assets (Note 7)	13,161	13,957
Film costs and prepayment for licensed copyrights and others	12,889	10,964
Prepayment for acquisition of property and equipment	6,799	3,787
Others	11,380	20,764
	83,431	94,996

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

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2024, 2025 AND 2026

14.
Investments in equity method investees

Amounts
RMB
(in millions)

Balance as of March 31, 2024	203,131
Additions	3,827
Share of results, other comprehensive income and other reserves (i)	8,794
Disposals	(2,606)
Distributions	(3,906)
Transfers	3,559
Impairment loss (ii)	(2,723)
Foreign currency translation adjustments	93
Balance as of March 31, 2025	210,169
Additions	3,999
Share of results, other comprehensive income and other reserves (i)	3,141
Disposals	(6,540)
Distributions	(4,684)
Transfers	2,052
Impairment loss (ii)	(15)
Foreign currency translation adjustments	(1,319)
Balance as of March 31, 2026	206,803

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

As of March 31, 2026, equity method investments with an aggregate carrying amount of RMB21,274 million are publicly traded and the total market value of these investments amounted to RMB25,291 million. As of March 31, 2026, the Company’s retained earnings included undistributed earnings from equity method investees of RMB55,550 million.

For the years ended March 31, 2024, 2025 and 2026, equity method investments held by the Company in aggregate have met the significance criteria as defined under Rule 4-08(g) of Regulation S-X. As such, the Company is required to present summarized financial information for all of its equity method investments as a group as follows:

	Year ended March 31,
	2024	2025	2026
	RMB	RMB	RMB
	(in millions)
Operating data:
Revenue	451,861	473,328	477,781
Cost of revenue	(312,422)	(339,466)	(339,041)
Income from operations	56,646	43,488	12,575
Net income	75,820	47,012	83,354

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2024, 2025 AND 2026

14.
Investments in equity method investees (Continued)

	As of March 31,
	2025	2026
	RMB	RMB
	(in millions)
Balance sheet data:
Current assets	695,532	732,354
Non-current assets	930,191	943,638
Current liabilities	494,677	536,862
Non-current liabilities	132,780	114,325
Noncontrolling interests and mezzanine equity	16,991	30,755

15.
Property and equipment, net

	As of March 31,
	2025	2026
	RMB	RMB
	(in millions)
Building, property improvements and other property	104,600	121,396
Computer equipment and software	157,252	238,760
Construction in progress	54,849	55,637
Furniture, office and transportation equipment and others	15,064	17,729
	331,765	433,522
Less: accumulated depreciation and impairment	(128,417)	(150,823)
Net book value	203,348	282,699

Depreciation expenses recognized for the years ended March 31, 2024, 2025 and 2026 were RMB23,344 million, RMB24,515 million and RMB34,963 million, respectively.

16.
Intangible assets, net

	As of March 31,
	2025	2026
	RMB	RMB
	(in millions)
User base and customer relationships	48,565	39,871
Trade names, trademarks and domain names	26,936	26,948
Non-compete agreements	6,030	5,745
Developed technology and patents	4,823	6,317
Licensed copyrights (Note 2(x)) and others	8,001	7,703
	94,355	86,584
Less: accumulated amortization and impairment	(73,444)	(69,601)
Net book value	20,911	16,983

During the years ended March 31, 2024, 2025 and 2026, the Company acquired intangible assets amounting to RMB602 million, RMB1,544 million and RMB408 million, respectively, in connection with business combinations, which were measured at fair value upon acquisition. Details of intangible assets acquired in connection with business combinations are included in Note 4.

During the year ended March 31, 2024, considered lower than expected profitability as a result of uncertainties in the market environment, the Company recognized impairment on intangible assets of RMB12,089 million primarily relating to trade names, trademarks and domain names relating to an asset group under All others. The fair value of the asset group is determined based on its market capitalization.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2024, 2025 AND 2026

16.
Intangible assets, net (Continued)

The estimated aggregate amortization expenses for each of the five succeeding fiscal years and thereafter are as follows:

Amounts
RMB
(in millions)
For the year ending March 31,
2027	3,833
2028	2,913
2029	2,331
2030	2,142
2031	1,713
Thereafter	4,051
16,983

17.
Goodwill

Changes in the carrying amount of goodwill by segment for the years ended March 31, 2025 and 2026 were as follows:

		Alibaba		Cainiao		Hujing
	Alibaba	International		Smart		Digital
	China	Digital	Cloud	Logistics	Local	Media and
	E-commerce	Commerce	Intelligence	Network	Services	Entertainment
	Group	Group	Group	Limited	Group	Group	All others	Total
	(in millions of RMB)
Balance as of March 31, 2024	164,945	20,033	3,638	16,442	20,447	11,601	22,573	259,679
Additions	—	—	84	3,942	—	726	147	4,899
Deconsolidations	—	—	—	—	—	—	(2,957)	(2,957)
Impairment	—	—	—	—	—	(4,296)	(1,875)	(6,171)
Foreign currency translation adjustments	—	44	6	1	—	—	—	51
Balance as of March 31, 2025	164,945	20,077	3,728	20,385	20,447	8,031	17,888	255,501
Segment changes	12,948	—	—	(20,385)	(20,447)	(8,031)	35,915	—
Additions	—	4	1,342	—	—	—	951	2,297
Deconsolidations	—	(319)	—	—	—	—	(227)	(546)
Impairment	—	—	—	—	—	—	(9,515)	(9,515)
Foreign currency translation adjustments	—	(366)	8	—	—	—	(1)	(359)
Balance as of March 31, 2026	177,893	19,396	5,078	—	—	—	45,011	247,378

Starting from the quarter ended June 30, 2025, Taobao and Tmall Group, Ele.me and Fliggy was integrated into Alibaba China E-commerce Group. At the same time, Cainiao, Amap and Hujing Digital Media and Entertainment Group were reclassified to All others.

Gross goodwill balances were RMB302,194 million and RMB303,610 million as of March 31, 2025 and 2026, respectively. Accumulated impairment losses were RMB46,693 million and RMB56,232 million as of March 31, 2025 and 2026, respectively.

In the annual goodwill impairment assessment, the Company concluded that the carrying amounts of certain reporting units exceeded their respective fair values and recorded impairment losses of RMB10,521 million, RMB6,171 million and RMB9,515 million during the years ended March 31, 2024, 2025 and 2026, respectively.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2024, 2025 AND 2026

17.
Goodwill (Continued)

During the year ended March 31, 2024, considered the changes in market conditions, the Company performed a quantitative impairment test on one reporting unit under Hujing Digital Media and Entertainment Group (which was reclassified to All others starting from the quarter ended June 30, 2025), and recognized an impairment charge of RMB8,490 million. The fair value of this reporting unit was determined based on discounted cash flow analysis using assumptions including future growth rates and weighted average cost of capital. No further impairment charge was recognized relating to this reporting unit during the years ended March 31, 2025 and 2026.

During the year ended March 31, 2025, considered the changes in market conditions, the Company performed a quantitative impairment test on another reporting unit under Hujing Digital Media and Entertainment Group (which was reclassified to All others starting from the quarter ended June 30, 2025) and recognized an impairment charge of RMB4,296 million. The fair value of this reporting unit was determined based on its market capitalization. No further impairment charge was recognized relating to this reporting unit during the year ended March 31, 2026.

During the year ended March 31, 2026, considered the overall financial performance, the Company performed a quantitative impairment test on the other reporting unit under All others and recognized an impairment charge of RMB9,515 million. The fair value of this reporting unit was determined based on discounted cash flow analysis using assumptions including future growth rates and weighted average cost of capital.

The goodwill impairment is not allocated to segments because the CODM of the Company does not consider this as part of the segment operating performance measure (Note 29).

18.
Deferred revenue and customer advances

Deferred revenue and customer advances primarily represent service fees prepaid by merchants or customers for which the relevant services have not been provided. The respective balances are as follows:

	As of March 31,
	2025	2026
	RMB	RMB
	(in millions)
Deferred revenue	44,138	46,079
Customer advances	28,733	36,221
	72,871	82,300
Less: current portion	(68,335)	(77,415)
Non-current portion	4,536	4,885

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

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2024, 2025 AND 2026

19.
Accrued expenses, accounts payable and other liabilities

	As of March 31,
	2025	2026
	RMB	RMB
	(in millions)
Current:
Payables and accruals for cost of revenue and sales and marketing expenses (i)	110,887	131,127
Other deposits and advances received (ii)	53,793	57,464
Payable to merchants and third party marketing affiliates	44,845	55,212
Accrued bonus and staff costs, including sales commission	31,705	32,457
Payables and accruals for purchases of property and equipment	34,312	33,685
Amounts due to related companies (iii)	8,130	7,563
Other taxes payable (iv)	7,641	6,935
Operating lease liabilities (Note 6)	3,944	4,318
Contingent and deferred consideration in relation to investments and acquisitions	8,590	6,192
Others	28,690	24,940
	332,537	359,893
Non-current:
Operating lease liabilities (Note 6)	13,463	17,408
Contingent and deferred consideration in relation to investments and acquisitions	1,370	938
Others	2,811	5,839
	17,644	24,185
(i)
Payables and accruals for cost of revenue and sales and marketing expenses include payables which are collateralized by a pledge of certain short-term investments and other treasury investments with carrying values of RMB3,697 million and RMB4,091 million as of March 31, 2025 and 2026, respectively.
(ii)
Other deposits and advances received as of March 31, 2025 and 2026 include buyer protection fund deposits received from merchants on the Company’s marketplaces (Note 10).
(iii)
Amounts due to related companies primarily represent balances arising from the transactions with Ant Group (Note 25). The balances are unsecured, interest free and repayable within the next twelve months.
(iv)
Other taxes payable primarily represent VAT and PRC individual income tax of employees withheld by the Company.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2024, 2025 AND 2026

20.
Supplier Finance Programs

The Company enters into agreements with several financial institutions and offer supplier finance programs to the Company’s suppliers. Suppliers can sell one or more of the Company’s payment obligations at their sole discretion to the financial institutions to receive funds, usually at a discounted price, prior to the scheduled due dates to meet their cash flow needs. The Company's current payment terms with the majority of suppliers are up to 180 days. Generally, the Company’s rights and obligations are not impacted and the original payment terms, timing or amount, remain unchanged. Except for the pledge of other treasury investments with carrying value of RMB1,500 million and nil as of March 31, 2025 and 2026, respectively, the Company did not provide assets pledged as security or other forms of guarantees under these supplier finance programs. The roll forward of the Company’s outstanding payment obligations under these supplier finance programs is as follows:

	Year ended March 31,
	2025	2026
	RMB	RMB
	(in millions)
Confirmed obligations outstanding at the beginning of the year	2,302	6,075
Invoices confirmed during the year	33,626	48,930
Confirmed invoices paid during the year	(29,853)	(39,644)
Confirmed obligations outstanding at the end of the year	6,075	15,361

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

	As of March 31,
	2025	2026
	RMB	RMB
	(in millions)
Accrued expenses, accounts payable and other liabilities	1,605	4,427
Bank borrowings	4,470	10,934
	6,075	15,361

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2024, 2025 AND 2026

21.
Bank borrowings

Bank borrowings are analyzed as follows:

	As of March 31,
	2025	2026
	RMB	RMB
	(in millions)
Current portion:
Syndicated loan / revolving credit facility (i)(ii)	—	3,900
Short-term other borrowings (i)	22,562	24,324
	22,562	28,224
Non-current portion:
Syndicated loan / revolving credit facility (ii)(iii)	22,937	—
Long-term other borrowings (iii)	26,972	47,450
	49,909	47,450

(i)
As of March 31, 2025 and 2026, the Company had short-term borrowings from banks which were repayable within one year or on demand and charged interest rates ranging from 0.8% to 4.8% and 0.6% to 9.2% per annum, respectively. As of March 31, 2025 and 2026, the weighted average interest rate of these borrowings was 2.0% and 1.5% per annum, respectively. The borrowings are primarily denominated in RMB.
(ii)
As of March 31, 2025, the Company had a syndicated loan which was initially entered into with a group of eight lead arrangers. Following the partial repayment of US$830 million in January 2025, the size of the syndicated loan was reduced from US$4.0 billion to US$3.17 billion. In September 2025, the Company amended the loan facility and reduced the pricing terms from Secured Overnight Financing Rate (“SOFR”) plus 80 basis points to SOFR plus 66 basis points. Effective in November 2025, the facility was restructured as a revolving credit facility with ancillary facility arrangement. The drawdowns are permitted in both U.S. dollars and Hong Kong dollars, and RMB is also permitted for ancillary facility. The expiration date of the facility was extended from May 2028 to September 30, 2028, with an option to further extend to September 30, 2030. The interest rate of the credit facility was 66 basis points over SOFR or Hong Kong Interbank Offered Rate (“HIBOR”), and the margin will be 81 basis points for the optional extension period. In December 2025, the Company repaid the outstanding balance of US$3.17 billion under the revolving credit facility. Certain related floating interest payments are hedged by certain interest rate swap contracts entered into by the Company during the years ended March 31, 2025 and 2026. As of March 31, 2026, the Company had a total outstanding borrowing amount of RMB3.9 billion under the ancillary facility arrangement by way of short-term loan facilities, and the unutilized commitment of this revolving credit facility was approximately US$2.6 billion.
(iii)
As of March 31, 2025 and 2026, the Company had long-term borrowings from banks with weighted average interest rates of 3.9% and 2.5% per annum, respectively. The borrowings are primarily denominated in RMB.

Certain other bank borrowings are collateralized by a pledge of certain buildings and property improvements, construction in progress and land use rights in the PRC, receivables and other treasury investments with carrying values of RMB30,213 million and RMB19,975 million, as of March 31, 2025 and 2026, respectively. As of March 31, 2026, the Company is in compliance with all covenants in relation to bank borrowings.

As of March 31, 2025 and 2026, the Company had a revolving credit facility provided by certain financial institutions which has not yet been drawn down. In September 2025, the Company amended the terms of the revolving credit facility agreement. The size of the credit facility was amended from US$6.5 billion to US$3.33 billion and the utilization currency was also amended from U.S. dollar only to both U.S. dollar and Hong Kong dollar. The interest rate on any outstanding utilized amount under this credit facility was adjusted from SOFR with a credit adjustment spread plus 80 basis points to SOFR or HIBOR plus 66 basis points. The expiration date of the credit facility was extended from June 24, 2026 to September 30, 2028, with an option to further extend to September 30, 2030 and the margin will be 81 basis points for the optional extension period.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2024, 2025 AND 2026

21.
Bank borrowings (Continued)

As of March 31, 2026, the future principal payments for the Company’s borrowings were as follows:

Principal amounts
RMB
(in millions)
Within 1 year	28,224
Between 1 to 2 years	1,453
Between 2 to 3 years	4,849
Between 3 to 4 years	5,420
Between 4 to 5 years	26,951
Beyond 5 years	8,777
75,674

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

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2024, 2025 AND 2026

22.
Unsecured senior notes (Continued)

The following table provides a summary of the Company’s unsecured senior notes as of March 31, 2025 and 2026:

	As of March 31,		Effective
	2025	2026	interest rate
	RMB	RMB
	(in millions)
US$2,550 million 3.400% notes due 2027	18,434	17,582	3.52%
RMB8,400 million 2.650% notes due 2028	8,353	8,368	2.83%
RMB5,000 million 2.800% notes due 2029	4,971	4,977	2.93%
US$1,000 million 4.875% notes due 2030	7,205	6,871	5.01%
US$1,500 million 2.125% notes due 2031	10,834	10,328	2.20%
US$700 million 4.500% notes due 2034	5,034	4,799	4.60%
RMB2,500 million 3.100% notes due 2034	2,485	2,486	3.17%
US$1,150 million 5.250% notes due 2035	8,268	7,882	5.35%
US$1,000 million 4.000% notes due 2037	7,203	6,865	4.06%
US$1,000 million 2.700% notes due 2041	7,158	6,824	2.80%
RMB1,100 million 3.500% notes due 2044	1,093	1,094	3.54%
US$1,750 million 4.200% notes due 2047	12,586	11,993	4.25%
US$1,500 million 3.150% notes due 2051	10,796	10,287	3.19%
US$500 million 5.625% notes due 2054	3,597	3,427	5.67%
US$1,000 million 4.400% notes due 2057	7,186	6,847	4.44%
US$1,000 million 3.250% notes due 2061	7,195	6,855	3.28%
Carrying value	122,398	117,485
Unamortized discount and debt issuance costs	838	725
Total principal amounts of unsecured senior notes	123,236	118,210
Less: current portion of principal amounts of unsecured senior notes	—	—
Non-current portion of principal amounts of unsecured senior notes	123,236	118,210

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2024, 2025 AND 2026

22.
Unsecured senior notes (Continued)

The effective interest rates for the unsecured senior notes include the interest charged on the notes as well as amortization of the debt discounts and debt issuance costs.

The unsecured senior notes contain covenants including, among others, limitation on liens, consolidation, merger and sale of the Company’s assets. As of March 31, 2026, the Company is in compliance with all these covenants. In addition, the unsecured senior notes rank senior in right of payment to all of the Company’s existing and future indebtedness expressly subordinated in right of payment to the notes and rank at least equally in right of payment with all of the Company’s existing and future unsecured unsubordinated indebtedness (subject to any priority rights pursuant to applicable law).

As of March 31, 2026, the future principal payments for the Company’s unsecured senior notes were as follows:

Principal amounts
RMB
(in millions)
Within 1 year	—
Between 1 to 2 years	17,617
Between 2 to 3 years	8,400
Between 3 to 4 years	5,000
Between 4 to 5 years	17,271
Thereafter	69,922
118,210

As of March 31, 2025 and 2026, the fair values of the Company’s unsecured senior notes, based on Level 2 inputs, were US$14,944 million (RMB108,368 million) and US$15,313 million (RMB105,792 million), respectively.

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

In September 2025, the Company issued zero coupon convertible unsecured senior notes for an aggregate principal amount of approximately US$3.2 billion due on September 15, 2032 (the “2025 Convertible Senior Notes”). The 2025 Convertible Senior Notes are senior unsecured obligations. The 2025 Convertible Senior Notes may be converted into the Company’s ADSs, at the option of holders, at any time from March 15, 2032 until maturity at an initial conversion rate of 5.1773 ADSs per US$1,000 principal amount, and may be convertible prior to March 15, 2032 only upon satisfaction of certain conditions.

The initial conversion rates are subject to adjustment in some events such as dividend distribution. In addition, in the event of a fundamental change that occurs prior to the respective maturity dates or following the Company’s delivery of a notice of redemption, the Company will increase the initial conversion rates respectively, which shall not exceed 12.3762 ADSs per US$1,000 principal amount for the 2024 Convertible Senior Notes and 6.7953 ADSs per US$1,000 principal amount for the 2025 Convertible Senior Notes, for a holder who elects to convert its notes in connection with such a fundamental change or such notice of redemption. Such make-whole adjustments are subject to the same adjustments as the respective initial conversion rates noted above. Upon conversion, the Company will pay or deliver, at its election, cash, ADSs, or a combination of cash and ADSs. Holders may also elect to receive ordinary shares in lieu of any ADSs deliverable upon conversion, with each ADS representing eight ordinary shares.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2024, 2025 AND 2026

23.
Convertible unsecured senior notes (Continued)

As of March 31, 2026, the adjusted conversion rate for the 2024 Convertible Senior Notes was 9.8915 ADSs per US$1,000 principal amount, and the adjusted conversion rate taking into account the make-whole adjustments was 12.8589 ADSs per US$1,000 principal amount. As of March 31, 2026, the conversion rate for the 2025 Convertible Senior Notes remained unadjusted at its initial conversion rate.

The Company may redeem for cash all but not part of the respective convertible senior notes in the event of certain tax law changes, or at any time if less than 10% of the aggregate principal amount of the respective convertible senior notes originally issued remains outstanding. The Company may also redeem for cash all or part of the 2024 Convertible Senior Notes and the 2025 Convertible Senior Notes on or after June 8, 2029 and September 20, 2030, respectively, provided that the Company’s ADS price has been at least 130% of the then effective conversion price for a specific period of time and on the specified date. The redemption price will be equal to the principal amount of the notes being redeemed plus accrued and unpaid interest, if any, to, but excluding, the related redemption date.

Holders have the right to require the Company to repurchase for cash all or part of the 2024 Convertible Senior Notes and the 2025 Convertible Senior Notes on June 1, 2029 and September 15, 2030, respectively, or in the event of a fundamental change, subject to certain conditions. The repurchase price will be equal to the principal amount of the notes being repurchased plus accrued and unpaid interest, if any, to, but excluding, the related repurchase date.

As of March 31, 2025 and 2026, the unamortized debt discounts and debt issuance costs of the 2024 Convertible Senior Notes were RMB424 million and RMB308 million, respectively, and the fair value of the 2024 Convertible Senior Notes, based on level 2 inputs, was US$7,151 million (RMB51,854 million) and US$6,929 million (RMB47,869 million), respectively.

As of March 31, 2026, the unamortized debt discounts and debt issuance costs of the 2025 Convertible Senior Notes were RMB258 million, and the fair value of the 2025 Convertible Senior Notes, based on level 2 inputs, was US$3,047 million (RMB21,050 million).

For the years ended March 31, 2025 and 2026, the effective interest rate for the 2024 Convertible Senior Notes was approximately 0.8%. For the year ended March 31, 2026, the effective interest rate for the 2025 Convertible Senior Notes was approximately 0.3%.

In connection with the issuance of the convertible senior notes, the Company entered into capped call transactions with certain financial institutions at a cost of US$638 million (RMB4,612 million) and US$184 million (RMB1,309 million) for the 2024 Convertible Senior Notes and the 2025 Convertible Senior Notes, respectively, which are expected to reduce potential dilution and/or offset cash payments upon conversion. The cap prices of the capped call transactions for the 2024 Convertible Senior Notes and the 2025 Convertible Senior Notes are initially US$161.60 per ADS and US$235.46 per ADS, respectively. The capped prices are subject to adjustments similar to the adjustments on the conversion rates of the respective convertible senior notes. The capped call transactions may be settled in cash at the Company’s election.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2024, 2025 AND 2026

24.
Exchangeable bonds

In July 2025, the Company issued HKD denominated zero coupon exchangeable bonds referencing the ordinary shares of Alibaba Health Information Technology Limited (“Alibaba Health”), a subsidiary of the Company in which the Company holds approximately 64% of equity interest for an aggregate principal amount of approximately HK$12 billion (approximately RMB11 billion) due on July 9, 2032 (the “2025 Exchangeable Bonds”). The ordinary shares of Alibaba Health are listed on the Hong Kong Stock Exchange (“AH Shares”). The 2025 Exchangeable Bonds are unsecured and unsubordinated obligations of the Company and are listed on the Vienna MTF operated by the Vienna Stock Exchange.

The 2025 Exchangeable Bonds may be exchanged into the AH Shares, at the option of holders, at any time prior to the maturity date at an initial exchange rate of approximately 160,513.6 AH Shares per HK$1,000,000 principal amount.

The initial exchange rate is subject to adjustment in some events such as dividend distribution by Alibaba Health. In addition, in a relevant event such as the delisting of AH Shares occurring prior to the maturity date or following the Company’s delivery of a notice of redemption, the Company will increase the initial exchange rate, which shall not exceed approximately 237,529.7 AH Shares per HK$1,000,000 principal amount, for a holder who elects to exchange its bonds in connection with such a relevant event or such notice of redemption. Such make-whole adjustment is subject to the same adjustments as the initial exchange rate noted above. Upon exchange, the Company will pay or deliver, at its election, cash, AH Shares, or a combination of cash and AH Shares.

As of March 31, 2026, the exchange rate for the 2025 Exchangeable bonds remained unadjusted at its initial exchange rate.

The Company may redeem for cash all but not part of the 2025 Exchangeable Bonds in the event of certain tax law changes, or at any time if less than 10% of the aggregate principal amount of the 2025 Exchangeable Bonds originally issued remains outstanding. The Company may also redeem for cash all or part of the 2025 Exchangeable Bonds on or after July 9, 2030, provided that the AH Shares price has been at least 130% of the then effective exchange price for a specific period of time. The redemption price will be equal to the principal amount of the bonds being redeemed.

Holders have the right to require the Company to repurchase for cash all or part of the 2025 Exchangeable Bonds on July 9, 2030, or in a relevant event, subject to certain conditions. The repurchase price will be equal to the principal amount of the bonds being repurchased.

In connection with the issuance of the 2025 Exchangeable Bonds, the Company entered into a stock borrowing and lending arrangement with an affiliate of one of the bookrunners (the “Borrower”), pursuant to which the Company has committed to lending a certain number of AH Shares, which shall not exceed the number of AH Shares exchangeable under the 2025 Exchangeable Bonds, to the Borrower to facilitate hedging activities of certain bondholders. If a termination event occurs and the Borrower is unable to deliver the AH Shares due to legal restrictions, force majeure, or market disruption, cash settlement by the Borrower would be required. As of March 31, 2026, the fair value of the outstanding AH Shares lent under the arrangement was HK$4,442 million (RMB3,914 million).

For the year ended March 31, 2026, losses of RMB22 million arising from changes in the fair value of the 2025 Exchangeable Bonds and the stock borrowing and lending arrangement were recorded in the consolidated income statements.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2024, 2025 AND 2026

25.
Related party transactions

During the years ended March 31, 2024, 2025 and 2026, other than disclosed elsewhere, the Company had the following material related party transactions:

Transactions with Ant Group and its affiliates

	Year ended March 31,
	2024	2025	2026
	RMB	RMB	RMB
	(in millions)
Amounts earned by the Company
Cloud services revenue (i)	8,814	11,113	19,134
Marketplace software technology services fee and other amounts earned (i)	4,051	6,046	5,402
	12,865	17,159	24,536

Amounts incurred by the Company
Payment processing and escrow services fee (ii)	13,164	15,467	18,019
Other amounts incurred (i)	3,050	4,314	3,022
	16,214	19,781	21,041

(i)
The Company has other commercial arrangements with Ant Group and its affiliates on various cloud computing services, sales and marketing and other services.
(ii)
The Company has a commercial agreement with Alipay whereby the Company receives payment processing and escrow services in exchange for a payment for the services fee, which was recognized in cost of revenue.

As of March 31, 2025 and 2026, the Company had certain amounts of cash held in accounts managed by Alipay in connection with the provision of online and mobile commerce and related services for a total amount of RMB5,863 million and RMB5,545 million, respectively, which have been classified as cash and cash equivalents on the consolidated balance sheets.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2024, 2025 AND 2026

25.
Related party transactions (Continued)

Transactions with other investees

The Company has commercial arrangements with certain investees of the Company related to cloud services. In connection with these services provided by the Company, RMB984 million, RMB4,507 million and RMB9,415 million were recorded in revenue in the consolidated income statements for the years ended March 31, 2024, 2025 and 2026, respectively.

The Company has commercial arrangements with certain investees of the Company related to marketing services. In connection with these services provided to the Company, RMB736 million, RMB1,010 million and RMB1,457 million were recorded in cost of revenue and sales and marketing expenses in the consolidated income statements for the years ended March 31, 2024, 2025 and 2026, respectively.

The Company has commercial arrangements with certain investees of the Company related to logistics services. In connection with these services provided by the Company, RMB2,540 million, RMB4,573 million and RMB3,301 million were recorded in revenue in the consolidated income statements for the years ended March 31, 2024, 2025 and 2026, respectively. Costs and expenses incurred in connection with these services provided to the Company of RMB14,864 million, RMB15,542 million and RMB19,267 million were recorded in the consolidated income statements for the same periods, respectively.

The Company has extended loans to certain investees for working capital and other uses in conjunction with the Company’s investments. As of March 31, 2025 and 2026, the aggregate outstanding balance of these loans was RMB1,771 million and RMB1,759 million, respectively, with remaining terms of up to five years and interest rates of up to 10% per annum as of March 31, 2025, and remaining terms of up to within five years and interest rates of up to 10% per annum as of March 31, 2026.

The Company provided a guarantee for a term loan facility of HK$7.7 billion in favor of Hong Kong Cingleot Investment Management Limited (“Cingleot”), a company that is partially owned by the Company, in connection with a logistics center development project at the Hong Kong International Airport. In May 2024, the loan facility was modified to a revolving loan facility and the facility amount was reduced to HK$6.5 billion. As of March 31, 2025 and 2026, HK$5.1 billion and HK$5.5 billion was drawn down by Cingleot under this facility, respectively. Moreover, we provide a partial guarantee for the continuing obligations of Cingleot to the Airport Authority.

The Company’s ecosystem offers different platforms on which different enterprises operate and the Company believes that all transactions on the Company’s platforms are conducted on terms determined based on normal commercial negotiation with similar unrelated parties.

Other than the transactions disclosed above or elsewhere in the consolidated financial statements, the Company has commercial arrangements with other investees and other related parties to provide and receive certain marketing, cloud and other services and products. The amounts relating to these services provided and received represent less than 1% of the Company’s revenue and total costs and expenses, respectively, for the years ended March 31, 2024, 2025 and 2026.

In addition, the Company has made certain acquisitions and equity investments together with related parties from time to time during the years ended March 31, 2024, 2025 and 2026. The agreements for acquisitions and equity investments were entered into by the parties involved and conducted on fair value basis. The significant acquisitions and equity investments together with related parties are included in Note 4.

26.
Restricted net assets

PRC laws and regulations permit payments of dividends by the Company’s subsidiaries incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Company’s subsidiaries incorporated in the PRC are required to annually appropriate 10% of their net income to the statutory reserve prior to payment of any dividends, unless the reserve has reached 50% of their respective registered capital. Furthermore, registered share capital and capital reserve accounts are also restricted from distribution. As a result of the restrictions described above and elsewhere under PRC laws and regulations, the Company’s subsidiaries incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Company in the form of dividends. The restriction amounted to RMB344,580 million as of March 31, 2026. Except for the above or disclosed elsewhere, there is no other restriction on the use of proceeds generated by the Company’s subsidiaries to satisfy any obligations of the Company.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2024, 2025 AND 2026

27.
Commitments
(a)
Capital commitments

The Company’s capital commitments primarily relate to capital expenditures contracted for purchase of property and equipment, including the construction of corporate campuses. Total capital commitments contracted but not provided for amounted to RMB45,321 million and RMB54,136 million as of March 31, 2025 and 2026, respectively. The capital expenditures contracted for are analyzed as follows:

	As of March 31,
	2025	2026
	RMB	RMB
	(in millions)
No later than 1 year	44,067	53,484
Later than 1 year and no later than 5 years	1,254	652
	45,321	54,136

(b)
Investment commitments

The Company was obligated to pay up to RMB20,341 million and RMB14,501 million for business combinations and equity investments under various arrangements as of March 31, 2025 and 2026, respectively. The commitment balance as of March 31, 2025 and 2026 primarily includes the committed capital of certain investment funds.

(c)
Other commitments

The Company also has other commitments including commitments for co-location and bandwidth fees, licensed copyrights and marketing expenses. These commitments are analyzed as follows:

	As of March 31,
	2025	2026
	RMB	RMB
	(in millions)
No later than 1 year	32,364	57,441
Later than 1 year and no later than 5 years	46,768	133,598
More than 5 years	5,094	9,023
	84,226	200,062

28.
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
FOR THE YEARS ENDED MARCH 31, 2024, 2025 AND 2026

28.
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
(c)
Because of the Company’s equity interest in and close association with Ant Group and overlapping user bases, regulatory developments, litigation or proceedings, media and other reports, whether or not true, and other events that affect Ant Group could also negatively affect customers’, regulators’, investors’ and other third parties’ perception of the Company. Ant Group has completed its business rectification that was started in April 2021 under discussion with PRC regulators. In July 2023, PRC regulators announced a RMB7.07 billion fine for Ant Group, which was also reflected in the Company’s share of results of equity method investees during the year ended March 31, 2024. Changes in Ant Group’s business and future prospects, or speculation of such changes, as well as additional regulatory requirements placed on Ant Group, could in turn have a material adverse effect on the Company.
(d)
A significant majority of the Company’s revenues and costs are denominated in RMB and the majority of the Company’s financial assets are also denominated in RMB while the majority of the Company’s debt is denominated in US$. RMB is not freely convertible into foreign currencies. In the PRC, foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (the “PBOC”).

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
(f)
Financial instruments that potentially subject the Company to significant concentration of credit risk consist principally of cash and cash equivalents, short-term investments, restricted cash and equity securities and other investments. As of March 31, 2025 and 2026, substantially all of the Company’s cash and cash equivalents, restricted cash, short-term investments and other treasury investments were held by major financial institutions located worldwide, including Chinese mainland and Hong Kong SAR. If the financial institutions and other issuers of financial instruments held by the Company could become insolvent or if the markets for these instruments could become illiquid as a result of a severe economic downturn or any other reason, the Company could lose some or all of the value of its investments.
(g)
During the years ended March 31, 2024, 2025 and 2026, the Company offered a trade assurance program on the international wholesale marketplaces at no charge to the wholesale buyers and sellers. If the wholesale sellers who participate in this program do not deliver the products in their stated specifications to the wholesale buyers on schedule, the Company may compensate the wholesale buyers for their losses on behalf of the wholesale sellers up to a pre-determined amount following a review of each particular case. In turn, the Company will seek a full reimbursement from the wholesale sellers for the prepaid reimbursement amount, yet the Company is exposed to a risk over the collectability of the reimbursement from the wholesale sellers. During the years ended March 31, 2024, 2025 and 2026, the Company did not incur any material losses with respect to the compensation provided under this program. Given that the maximum compensation for each wholesale seller is pre-determined based on their individual risk assessments by the Company considering their credit profile or other relevant information, the Company determined that the likelihood of material default on the payments are not probable and therefore no provisions have been made in relation to this program.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2024, 2025 AND 2026

28.
Risks and contingencies (Continued)
(h)
In the ordinary course of business, the Company is from time to time involved in legal proceedings and litigations and is subject to regulatory investigations. The more stringent obligations under laws and regulations will create additional operational requirements with increased compliance costs for the Company. In March 2024, the European Commission, or the EU Commission, opened formal proceeding against AliExpress to assess whether AliExpress breached the Digital Services Act. On June 18, 2025, the EU Commission issued preliminary findings in which it considers on a preliminary basis that AliExpress is in breach of its obligation to assess and mitigate risks related to the dissemination of illegal content on its platform. The ultimate timeline and final outcome of the investigation is currently uncertain and subject to further communications with the EU Commission and their final decision based on such further communications and their deliberations. Any potential loss associated with the investigation is not reasonably estimable at this stage. Except for the above, there are no legal proceedings and litigations that have in the recent past had, or to the Company’s knowledge, are probable to have, a material impact on the Company’s financial positions, results of operations or cash flows. The Company did not accrue any material loss contingencies in this respect as of March 31, 2025 and 2026.
(i)
The Russia-Ukraine conflict and the conflicts in the Middle East have resulted in significant disruptions to energy prices, supply chains, logistics, data centers and business activities in the affected regions where the Company's operations, which have significantly increased the operating costs, reduced revenue, and negatively impacting the international commerce and logistics business. These conflicts have also caused, and continue to intensify, significant geopolitical tensions in Europe, the Middle East and across the globe. The resulting sanctions imposed have significant impacts on the economic conditions of the countries and markets targeted by such sanctions, and may have unforeseen, unpredictable secondary effects on global energy prices, supply chains and other aspects of the global economy. The conflict may adversely affect the Company’s business, financial condition and results of operations.
(j)
The United Nations and a number of countries and jurisdictions, including China, the United States and the EU, have adopted various export control and economic or trade sanction regimes. In particular, the United States government and other governments have increasingly threatened and/or imposed export control, as well as economic, trade and other sanctions, trade embargoes, investment prohibitions or restriction and other heightened regulatory requirements on a number of China-based companies. These restrictions or sanctions, and similar or more expansive restrictions or sanctions that may be imposed by the United States or other jurisdictions in the future have affected and may have further material adverse effects on the Company’s ability to acquire technologies, systems, devices, components or computing capacities that may be critical to the Company’s technology infrastructure, service offerings and business operations, and thereby negatively affecting the Company’s ability to offer products and services (including those based on advanced computing chips and AI technologies) as well as the Company’s ability to continue to enhance the Company's technological capabilities. These restrictions may negatively affect the Company’s results of operations, financial condition and growth potential.
29.
Segment information

Prior to the quarter ended June 30, 2025, the Company had six reportable segments, namely Taobao and Tmall Group, Alibaba International Digital Commerce Group, Cloud Intelligence Group, Cainiao Smart Logistics Network Limited, Local Services Group, and Hujing Digital Media and Entertainment Group. Starting from the quarter ended June 30, 2025, the Company has implemented a new organizational structure, which the CODM started to review information under a new reporting structure, and segment reporting has been updated to conform to this change. Comparative figures for the years ended March 31, 2024 and 2025 were reclassified to conform to the segment presentation.

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

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2024, 2025 AND 2026

29.
Segment information (Continued)

The following table presents the information by segment for the years ended March 31, 2024, 2025 and 2026:

	Year ended March 31,
	2024	2025	2026
	RMB	RMB	RMB
	(in millions)
Alibaba China E-commerce Group
Revenue	490,101	508,380	554,217
Costs and expenses (i)	(303,131)	(315,157)	(446,708)
Adjusted EBITA (ii)	186,970	193,223	107,509

Alibaba International Digital Commerce Group
Revenue	102,598	132,300	144,170
Costs and expenses (i)	(110,633)	(147,437)	(146,221)
Adjusted EBITA (ii)	(8,035)	(15,137)	(2,051)

Cloud Intelligence Group
Revenue	106,374	118,028	158,132
Costs and expenses (i)	(100,253)	(107,472)	(143,867)
Adjusted EBITA (ii)	6,121	10,556	14,265

All others
Revenue	317,539	338,347	254,367
Costs and expenses (i)	(328,791)	(347,846)	(290,104)
Adjusted EBITA (ii)	(11,252)	(9,499)	(35,737)

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2024, 2025 AND 2026

29.
Segment information (Continued)

The following table presents the reconciliation from the total segments Adjusted EBITA to the consolidated net income for the years ended March 31, 2024, 2025 and 2026:

	Year ended March 31,
	2024	2025	2026
	RMB	RMB	RMB
	(in millions)
Total segments Adjusted EBITA	173,804	179,143	83,986
Unallocated (iii)	(6,190)	(4,337)	(5,150)
Inter-segment elimination	(2,586)	(1,741)	(2,420)
Non-cash share-based compensation expense	(18,546)	(13,970)	(11,180)
Amortization and impairment of intangible assets	(21,592)	(6,336)	(5,079)
Impairment of goodwill, and others	(11,540)	(11,854)	(10,007)
Consolidated income from operations	113,350	140,905	50,150
Interest and investment income, net	(9,964)	20,759	87,512
Interest expense	(7,947)	(9,596)	(9,793)
Other income, net	6,157	3,387	1,518
Income tax expenses	(22,529)	(35,445)	(30,045)
Share of results of equity method investees	(7,735)	5,966	2,785
Consolidated net income	71,332	125,976	102,127

The following table presents the depreciation and impairment of property and equipment, and operating lease cost relating to land use rights by segment for the years ended March 31, 2024, 2025 and 2026:

	Year ended March 31,
	2024	2025	2026
	RMB	RMB	RMB
	(in millions)
Alibaba China E-commerce Group	532	155	94
Alibaba International Digital Commerce Group	961	1,137	878
Cloud Intelligence Group	14,335	15,911	28,921
All others	8,622	7,818	3,589
Total segments depreciation and impairment of property and equipment, and operating lease cost relating to land use rights	24,450	25,021	33,482

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

Details of the Company's revenue by segment are set out in Note 5. As substantially all of the Company’s long-lived assets are located in the PRC and substantially all of the Company’s revenue is derived within the PRC, no geographical information is presented.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2024, 2025 AND 2026

30.
Parent company only condensed financial information

The Company performed a test on the restricted net assets of its consolidated subsidiaries and VIEs in accordance with Rule 4-08(e)(3) of Regulation S-X and concluded that it was applicable for the Company to disclose the financial information for the parent company (“Alibaba Group Holding Limited”) only.

Condensed Balance Sheets

	As of March 31,
	2025	2026
	RMB	RMB
	(in millions)
Cash and cash equivalents	618	351
Amounts due from subsidiaries	15,170	4,456
Prepayments and other assets	245	97
Interest in subsidiaries and VIEs	1,365,004	1,353,652
Total assets	1,381,037	1,358,556
Amounts due to subsidiaries	184,879	108,341
Accrued and other liabilities	5,131	5,007
Non-current bank borrowings	22,937	—
Non-current unsecured senior notes	122,398	117,485
Non-current convertible unsecured senior notes	35,834	55,861
Non-current exchangeable bonds	—	10,976
Total liabilities	371,179	297,670
Ordinary shares	1	1
Additional paid-in capital	381,379	385,086
Treasury shares, at cost	(36,329)	(36,141)
Statutory reserves	15,936	16,628
Accumulated other comprehensive income (loss)	3,393	(13,070)
Retained earnings	645,478	708,382
Total shareholders’ equity	1,009,858	1,060,886
Total liabilities and equity	1,381,037	1,358,556

Condensed Statements of Comprehensive Income

	Year ended March 31,
	2024	2025	2026
	RMB	RMB	RMB
	(in millions)
Total cost and expenses	(327)	(5,972)	(174)
Income from subsidiaries and VIEs	86,057	142,604	115,581
Income from operations	85,730	136,632	115,407
Interest expense	(5,415)	(8,058)	(8,471)
Other income and expenses	(574)	896	(1,032)
Net income	79,741	129,470	105,904
Other comprehensive income (loss)	14,340	498	(17,825)
Total comprehensive income	94,081	129,968	88,079

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2024, 2025 AND 2026

30.
Parent company only condensed financial information (Continued)

Condensed Statements of Cash Flows

	Year ended March 31,
	2024	2025	2026
	RMB	RMB	RMB
	(in millions)
Net cash provided by operating activities	93,308	51,728	99,551
Cash flows from investing activities:
Repayments from (Advances to and investments in) subsidiaries and VIEs, and others	11,838	(54,809)	(99,207)
Net cash provided by (used in) investing activities	11,838	(54,809)	(99,207)
Cash flows from financing activities:
Issuance of ordinary shares	843	10	1,042
Advances from subsidiaries	6,195	73,526	30,191
Repurchase of ordinary shares	(88,745)	(86,662)	(7,638)
Dividend distribution	(17,946)	(29,077)	(33,732)
Repayment of unsecured senior notes	(5,013)	(16,220)	—
Repayment of bank borrowings	—	(6,067)	(22,357)
Proceeds from unsecured senior notes, net of debt issuance cost	—	35,979	—
Proceeds from convertible unsecured senior notes, net of debt issuance cost	—	35,665	22,276
Payments for capped call transactions	—	(4,612)	(1,309)
Proceeds from exchangeable bonds, net of debt issuance cost	—	—	10,986
Net cash (used in) provided by financing activities	(104,666)	2,542	(541)
Effect of exchange rate changes on cash and cash equivalents	58	43	(70)
Increase (Decrease) in cash and cash equivalents	538	(496)	(267)
Cash and cash equivalents at the beginning of the year	576	1,114	618
Cash and cash equivalents at the end of the year	1,114	618	351

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

During the years ended March 31, 2024, 2025 and 2026, dividends paid to the parent company by the subsidiaries amounted to RMB98,174 million, RMB59,933 million and RMB101,294 million, respectively.

The parent company did not have significant capital and other commitments, or guarantees as of March 31, 2025 and 2026, except for those disclosed in these consolidated financial statements.

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

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2024, 2025 AND 2026

31.
Dividends

A two-part dividend comprised of (i) an annual dividend for the year ended March 31, 2024 of US$0.1250 per ordinary share or US$1.00 per ADS, and (ii) a one-time extraordinary dividend of US$0.0825 per ordinary share or US$0.66 per ADS, was declared on May 14, 2024. The dividend of RMB29,077 million was paid during the year ended March 31, 2025.

A two-part dividend comprised of (i) an annual dividend for the year ended March 31, 2025 of US$0.13125 per ordinary share or US$1.05 per ADS, and (ii) a one-time extraordinary dividend of US$0.11875 per ordinary share or US$0.95 per ADS, was declared on May 15, 2025. The dividend of RMB33,732 million was paid during the year ended March 31, 2026.

An annual dividend for the year ended March 31, 2026 of US$0.13125 per ordinary share or US$1.05 per ADS was declared on May 13, 2026.